Form 20-F
period 2003-03-31
TOYOTA MOTOR CORP/
filed 2003-07-31
CIK 1094517

As filed with the Securities and Exchange Commission on July 31, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-14948

TOYOTA JIDOSHA KABUSHIKI KAISHA

(Exact Name of Registrant as Specified in its Charter)

TOYOTA MOTOR CORPORATION

(Translation of Registrant’s Name Into English)

Japan

(Jurisdiction of Incorporation or Organization)

1 Toyota-cho, Toyota City

Aichi Prefecture 471-8571

Japan

+81 565 28-2121

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  none

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  none

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of Each Class	Amount outstanding as of March 31, 2003
Common Stock	3,451,617,645

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes    ☒  No    ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17    ☐  Item 18    ☒

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year referred to. All other references to years refer to the applicable calendar year.

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥120.20 = $1.00. This was the approximate exchange rate in Japan on March 31, 2003.

Cautionary Statement with Respect to Forward-Looking Statements

This annual report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include:

(i)	changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;

(ii)	fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound;

(iii)	Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;

(iv)	changes in the laws, regulations and government policies affecting Toyota’s automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota’s other operations, including the outcome of future litigation and other legal proceedings;

(v)	political instability in the markets in which Toyota operates;

(vi)	Toyota’s ability to timely develop and achieve market acceptance of new products; and

(vii)	fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in “Operating and Financial Review and Prospects” and “Information on the Company” and elsewhere in this annual report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A	SELECTED FINANCIAL DATA

You should read the U.S. GAAP selected consolidated financial information presented below together with “Operating and Financial Review and Prospects” and Toyota’s consolidated financial statements contained in this annual report.

Toyota has announced that, beginning in the fiscal year ended March 31, 2004, it will discontinue the preparation of annual consolidated financial statements under Japanese GAAP and prepare its annual consolidated financial statements only under U.S. GAAP.

U.S. GAAP Selected Financial Data

The following selected financial data have been derived from Toyota’s consolidated financial statements. These financial statements were prepared in accordance with U.S. GAAP.

	Year Ended March 31,
	1999	2000	2001	2002	2003	2003
	(in millions, except share and per share data)
Consolidated Statement of Income Data:
Automotive (1):
Revenues	¥10,974,527	¥10,943,642	¥11,591,061	¥13,067,428	¥14,311,451	$119,064
Operating income	686,954	638,990	765,557	1,057,948	1,246,925	10,374
Financial Services:
Revenues	594,678	534,154	571,058	698,022	724,898	6,031
Operating income	38,347	31,667	31,693	45,115	30,328	252
All Other (1)(2):
Revenues	1,115,066	1,134,481	1,019,527	728,848	795,217	6,616
Operating income (loss)	28,977	26,453	(4,578)	(2,954)	4,529	38
Elimination of intersegment:
Revenues	(220,622)	(191,028)	(226,409)	(303,990)	(330,013)	(2,746)
Operating income (loss)	(3,870)	1,451	(1,943)	(6,477)	(10,136)	(85)
Total Company:
Revenues	12,463,649	12,421,249	12,955,237	14,190,308	15,501,553	128,965
Operating income	750,408	698,561	790,729	1,093,632	1,271,646	10,579
Income before income taxes, minority interest and equity in earnings of affiliated companies	875,674	880,680	1,107,289	972,101	1,226,652	10,205
Net income	451,646	481,936	674,898	556,567	750,942	6,247
Net income per share:
Basic	119.47	128.27	180.65	152.26	211.32	1.76
Diluted	119.47	128.27	180.65	152.26	211.32	1.76
Shares used in computing net income per share, basic (in thousands)	3,780,357	3,757,276	3,735,862	3,655,304	3,553,602	—
Shares used in computing net income per share, diluted (in thousands)	3,780,357	3,757,317	3,735,941	3,655,306	3,553,624	—

	Year Ended March 31,
	1999	2000	2001	2002	2003	2003
	(in millions)
Consolidated Balance Sheet Data (end of period):
Total Assets:
Automotive	¥7,424,177	¥7,557,700	¥7,951,107	¥9,121,406	¥9,392,749	$78,143
Financial Services	4,481,106	4,752,270	5,531,568	6,910,593	7,392,486	61,501
All other	931,988	1,089,532	584,948	650,912	722,604	6,012
Unallocated	3,041,914	3,041,458	2,952,160	2,622,819	2,645,135	22,006
Total company	15,879,185	16,440,960	17,019,783	19,305,730	20,152,974	167,662
Short-term debt, including current portion of long-term debt	1,784,081	2,171,490	2,183,681	2,984,378	3,118,665	25,946
Long-term debt, less current portion	2,997,725	2,913,759	3,083,344	3,722,706	4,137,528	34,422
Shareholders’ equity (3)	6,655,283	6,912,140	7,077,411	7,264,112	7,121,000	59,243
Other Data:
Capital Expenditures	1,731,297	1,376,704	1,201,406	1,548,593	1,610,229	13,396

(1)	In August 2001, Toyota increased its ownership interest in Hino Motors, Ltd. by 13.6% to 50.2%. As a result, revenues and operating income for the automotive and all other segments in fiscal 2002 reflect the consolidation of the results of Hino from the acquisition date. Previously, Hino was accounted for using the equity method. See note 5 of Toyota’s consolidated financial statements for a presentation of the unaudited pro forma results of operations of Toyota for fiscal 2001 and 2002, as if the additional ownership interest in Hino had been acquired as of April 1, 2000.
(2)	Revenues and operating income for the all other segment in fiscal 1999 and fiscal 2000 reflect the consolidation of the results of IDO Corporation for the full fiscal year. IDO merged with DDI Corporation and KDD Corporation on October 1, 2000. Toyota’s current ownership in the merged entity is 11.7%. As a result, the investment in the merged entity is accounted for as a marketable equity security investment and the merged entity’s financial results are not otherwise reflected in Toyota’s own financial results beginning on October 1, 2000.
(3)	Up through fiscal 2001, the results of certain subsidiaries in Europe and other regions were reported in the consolidated financial statements using a December 31 year-end. During fiscal 2002, the year-ends of most of these foreign subsidiaries were changed from December 31 to March 31. As a result, Toyota decreased retained earnings by ¥3,061 million to reflect the impact of conforming the year-ends at March 31, 2001.

Japanese GAAP Selected Financial Data

The statement of income data set forth below for each of the five fiscal years ended March 31, 2003, and the balance sheet data as of the end of each of the five fiscal years ended March 31, 2003, have been derived from Toyota’s consolidated financial statements that were prepared in accordance with Japanese GAAP and were included in its Japanese Securities Reports filed with the director of the Kanto Local Finance Bureau.

There are differences between Japanese GAAP and U.S. GAAP primarily related to valuation of securities, translation of foreign currency financial statements, accrued compensated absences, employee retirement and severance benefits and comprehensive income. Under Japanese GAAP, a restatement of prior year financial statements reflecting the effect of a change in accounting policies is not permitted.

	Year Ended March 31,
	1999(1)	2000(3)(4)(6)	2001(7)(8)(9)	2002	2003(10)(11)	2003
	(in millions, except share and per share data)
Consolidated Statement of Income Data
Automotive:
Revenues	¥11,198,411	¥11,279,673	¥11,940,004	¥13,909,926	¥14,801,278	$123,139
Operating income	730,774	681,485	812,610	1,078,098	1,332,361	11,084
Financial Services:
Revenues	586,195	528,714	564,524	693,386	720,007	5,990
Operating income	46,359	36,196	31,098	68,658	28,521	237
All Other (2):
Revenues	1,184,220	1,290,178	1,165,509	819,470	871,953	7,254
Operating income	26,825	31,985	(1,966)	(897)	14,383	120
Elimination of intersegment:
Revenues	(219,817)	(219,004)	(245,613)	(316,484)	(338,948)	(2,820)
Operating income	(29,013)	26,316	28,390	(22,388)	(11,585)	(96)
Total Company:
Revenues	12,749,009	12,879,561	13,424,424	15,106,298	16,054,290	133,563
Operating income	774,945	775,982	870,132	1,123,471	1,363,680	11,345
Income before income taxes and minority interests	771,886	750,502	864,129	1,113,525	1,649,319	13,721
Net income	356,180	406,798	471,296	615,825	944,671	7,859
Net income per share:
Basic	94.22	109.96	127.88	170.69	272.76	2.27
Diluted	94.22	109.96	127.88	170.69	272.74	2.27
Shares used in computing net income per share, basic (in thousands)	3,780,357	3,699,625	3,685,399	3,607,780	3,454,705	—
Shares used in computing net income per share, diluted (in thousands)	3,780,357	3,699,625	3,685,399	3,607,783	3,454,726	—

	Year Ended March 31,
	1999(1)	2000(3)(5)(6)	2001(8)(9)	2002	2003(10)(11)	2003
	(in millions)
Consolidated Balance Sheet Data (end of period):
Total Assets:
Automotive	¥7,094,263	¥7,812,480	¥8,305,599	¥9,458,096	¥9,617,993	$80,017
Financial Services	4,333,631	4,736,866	5,666,584	7,069,278	7,657,145	63,703
All other (2)	866,687	1,068,910	836,574	778,651	857,739	7,136
Unallocated	2,458,731	2,850,799	2,710,671	2,582,912	2,609,509	21,710
Total company	14,753,312	16,469,055	17,519,428	19,888,937	20,742,386	172,566
Short-term debt, including current portion of long-term debt	1,755,095	2,192,655	2,218,375	3,077,849	3,170,892	26,380
Long-term debt, less current portion	2,938,719	2,856,374	3,046,933	3,626,687	4,094,112	34,061
Shareholders’ equity (10)	6,175,937	6,796,666	7,114,567	7,325,072	7,460,268	62,065
Other Data:
Capital Expenditures	1,545,236	1,305,745	1,262,482	1,508,771	1,537,158	12,788

(1)	In fiscal 1999, certain reclassifications were made regarding enterprise taxes and amortization of goodwill as well as earnings of affiliated companies. The net effect of these reclassifications and accounting change was to increase operating income in the automotive segment by ¥45,152 million, in the financial services segment by ¥629 million and in the all other segment by ¥15,108 million. On a consolidated basis, the net effect of these reclassifications and change was to increase operating income by ¥60,889 million and income before income taxes and minority interests by ¥65,571 million. These changes had no effect on net income or shareholders’ equity.
(2)	Revenues and operating income for the all other segment in fiscal 1999 and fiscal 2000 reflect the consolidation of the results of IDO Corporation for the full fiscal year. IDO merged with DDI Corporation and KDD Corporation on October 1, 2000. Toyota’s current ownership in the merged entity is 11.7%. As a result, the investment in the merged entity is accounted for as a marketable equity security investment and the merged entity’s financial results are not otherwise reflected in Toyota’s own financial results beginning on October 1, 2000.
(3)	With the adoption of tax effect accounting starting from fiscal 2000, assets in the automotive segment increased by ¥546,979 million, assets in the financial segment by ¥64,120 million, and assets in the all other segment by ¥19,558 million in comparison with the former accounting method. On a consolidated basis, the new method also increased net income by ¥26,312 million, total assets by ¥747,049 million and shareholders’ equity by ¥411,793 million.
(4)	In order to unify the accounting policies of the parent and its subsidiaries in fiscal 2000, the amount that would be required to be paid if all the employees were to terminate their employment involuntarily at the end of the current year is used for allowance for retirement and severance benefits for domestic consolidated subsidiaries, and the difference between the balance at the end of the current year and that of the previous year is accrued as retirement and severance benefit costs. The effect of this change was to reduce operating income in the automotive segment by ¥10,002 million, in the financial services segment by ¥0 million and in the all other segment by ¥1,012 million, while on a consolidated basis to reduce operating income by ¥11,014 million, income before income taxes and minority interests by ¥57,571 million, and net income by ¥33,805 million.
(5)	Starting in fiscal 2000, certain software was capitalized as an intangible fixed asset, which amounted to ¥42,657 million.
(6)	Starting in fiscal 2000, the control standard and the influence standard were introduced as factors in determining consolidated subsidiaries and equity-method affiliates. In this connection, revenues and operating income in each segment, as well as revenues, operating income, income before income taxes and minority interests, and net income across segments increased in comparison with the former method. Assets and liabilities have also increased as a result.
(7)	Starting in fiscal 2001, the new accounting standard, “Accounting Standards for Retirement Benefits” has been applied. As a result, operating income in the automotive segment, financial services segment and all other segment decreased by ¥19,603 million, ¥11 million and ¥24 million, respectively. On a consolidated basis, operating income and income before income taxes and minority interests decreased by ¥19,638 million and ¥127,783 million, respectively.
(8)	Starting in fiscal 2001, the new accounting standard, “Accounting Standards for Financial Instruments” has been applied. As a result, total assets in the automotive segment, financial services segment and all other segment increased by ¥203,269 million, ¥64,738 million and ¥19,726 million, respectively. On a consolidated basis, the effect of this adoption was to increase total assets by ¥533,395 million and to increase income before income taxes and minority interests by ¥1,396 million.
(9)	Starting in fiscal 2001, the revised accounting standard for transactions denominated in foreign currencies (based on the “Opinion Letter on the Revision of Accounting Standards for Transactions Denominated in Foreign Currencies”, Financial Accounting Council, October 22, 1999) has been applied. Based on this revised standard, translation adjustments, which were previously included under assets in fiscal 2000, are presented under shareholders’ equity. As a result, on a consolidated basis, income before income taxes and minority interest decreased by ¥263 million.

(10)	In conjunction with the implementation of “Accounting Standards for Treasury Stock and the Withdrawal of Legal Reserve” (Financial Accounting Standards No. 1) effective from April 1, 2002, Toyota Motor Corporation and its domestic subsidiaries have adopted this statement for fiscal 2003. The adoption of the new standard had no material impact on the results for fiscal 2003. In connection with the amendment of the Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements, shareholders’ equity in the consolidated balance sheet for fiscal 2003 has been prepared in accordance with the amended regulations.
(11)	In conjunction with the implementation of “Accounting Standard for Earnings Per Share” (Financial Accounting Standards No. 2) and “Implementation Guidance of Accounting Standard for Earnings Per Share” (Implementation Guidance of Financial Accounting Standards No. 4) for the fiscal year beginning on and after April 1, 2002, Toyota adopted these statements for fiscal 2003.

Dividends

Toyota normally pays cash dividends twice per year. Toyota’s board of directors recommends the dividend to be paid following the end of each fiscal year. This recommended dividend must then be approved by shareholders at the ordinary general meeting of shareholders held in June of each year. Immediately following approval of the dividend at the shareholders’ meeting, Toyota pays the dividend to holders of record as of the preceding March 31. In addition to these year-end dividends, Toyota may pay interim dividends in the form of cash distributions from its retained earnings to its shareholders of record as of September 30 in each year by resolution of its board of directors and without shareholder approval. Toyota normally pays the interim dividend in late November.

The following table sets forth the dividends paid by Toyota for each of the periods shown. The periods shown are the six months ended on that date. The U.S. dollar equivalents for the dividends shown are based on the noon buying rate for Japanese yen on the last date of each period set forth below.

	Dividend per Share
Period Ended	Yen	Dollars
September 30, 1998	10.0	0.08
March 31, 1999	13.0	0.11
September 30, 1999	11.0	0.10
March 31, 2000	13.0	0.13
September 30, 2000	11.0	0.10
March 31, 2001	14.0	0.11
September 30, 2001	13.0	0.11
March 31, 2002	15.0	0.11
September 30, 2002	16.0	0.13
March 31, 2003	20.0	0.17

The payment and the amount of any future dividends are subject to the level of Toyota’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Exchange Rates

In parts of this annual report, yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translations was ¥120.20= $1.00. This was the approximate exchange rate in Japan on March 31, 2003.

The following table sets forth information regarding the noon buying rates for Japanese yen in New York City as announced for customs purposes by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00 during the periods shown. On July 28, 2003, this noon buying rate was ¥119.42 = $1.00. The average exchange rate for the periods shown is the average of the month-end rates during the period.

Fiscal Year Ending March 31,	At End of Period	Average (of month-end rates)	High	Low
	(¥ per $1.00)
1999	118.43	128.10	147.14	108.83
2000	102.73	110.02	124.45	101.53
2001	125.54	111.64	125.54	104.19
2002	132.70	125.64	134.77	115.89
2003	118.07	121.10	133.40	115.71
2004 (through July 28, 2003)	119.42	119.47	120.55	115.94

Month Ending	High	Low
	(¥ per $1.00)
January 31, 2003	120.18	117.80
February 28, 2003	121.30	117.14
March 31, 2003	121.42	116.47
April 30, 2003	120.55	118.25
May 31, 2003	119.50	115.94
June 30, 2003	119.87	117.46

Fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Japanese stock exchanges. As a result, exchange rate fluctuations are likely to affect the market price of the ADSs on the New York Stock Exchange. Toyota will declare any cash dividends on shares in Japanese yen. Exchange rate fluctuations will also affect the U.S. dollar amounts received on conversion of cash dividends.

Exchange rate fluctuations can also materially affect Toyota’s reported operating results. In particular, a strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota’s reported operating results. For a further discussion of the effects of currency rate fluctuations on Toyota’s operating results, please see “Operating and Financial Review and Prospects — Operating Results — Overview —Currency Fluctuations”.

3.B	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D	RISK FACTORS

A description of factors affecting Toyota’s business, financial condition and results of operations from time to time is contained in “Operating and Financial Review and Prospects”, “Cautionary Statement with Respect to Forward-Looking Statements”, “Information on the Company” and elsewhere in this annual report.

ITEM 4.	INFORMATION ON THE COMPANY

4.A	HISTORY AND DEVELOPMENT OF THE COMPANY

Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code of Japan. Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd.). Toyota became a separate company in 1937. Today, Toyota operates through 500 consolidated subsidiaries and 225 affiliated companies of which 58 companies are accounted for through the equity method.

See “— Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures since April 1, 2000 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota’s principal executive offices are located at 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota’s telephone number in Japan is 81-565-28-2121.

4.B	BUSINESS OVERVIEW

General

Toyota is the largest producer of automobiles in Japan and the third largest automobile producer in the world in terms of both vehicles produced and vehicles sold. Toyota sold 6.1 million vehicles in fiscal 2003. Toyota had net revenues of ¥15.5 trillion and net income of ¥750.9 billion in fiscal 2003.

Toyota’s business segments are automotive operations, financial services operations and all other operations. Toyota’s automotive operations include the design, manufacture, assembly and sale of passenger cars, recreational and sport-utility vehicles, minivans and trucks and related parts and accessories. Toyota’s financial services business consists primarily of providing financing to dealers and their customers for the purchase or lease of Toyota vehicles. Related to Toyota’s automotive operations is its development of intelligent transport systems. Intelligent transport systems are a variety of information technology-based systems encompassing car multimedia systems, on-board intelligent systems, advanced transportation systems and transportation infrastructure and logistics systems. These systems combine automotive, information and telecommunications technologies. An important element of Toyota’s work in intelligent transport systems is its research collaboration with telecommunication and information services providers. Toyota currently holds an 11.7% interest in KDDI Corporation, a full service telecommunications provider in Japan. Toyota’s other operations business segment includes its information technology related businesses, including certain intelligent transport systems and an e-commerce marketplace called Gazoo.com, and the design and manufacture of prefabricated housing.

Toyota sells its vehicles in more than 140 countries, and other regions. Toyota’s primary markets for its automobiles are Japan, North America and Europe. During fiscal 2003, approximately 36% of Toyota’s automobile unit sales were in Japan; 32% were in North America and 13% were in Europe. The remaining 19% of unit sales were in other markets, including approximately 8% in East and Southeast Asian countries other than Japan.

The Worldwide Automotive Market

Toyota estimates that annual worldwide vehicle sales totaled approximately 58 million units in 2002.

Automobile sales are affected by a number of factors including:

•	social, political and economic conditions,

•	the introduction of new vehicles and technologies,

•	the cost of purchasing and operating automobiles, and

•	the availability and cost of credit and fuel.

These factors can cause consumer demand to vary substantially from year to year in different geographic markets and for individual categories of automobiles.

In 2002, North America, Europe and Japan represented the world’s top three automotive markets. Worldwide market share, based on total automobile unit sales in each market, was 34% for North America, 33% for Europe and 10% for Japan. In North America, despite increased use of sales incentives, new vehicle sales decreased slightly to 19.9 million units due to the continuing general economic slowdown in the United States. In Europe, due to the global economic slowdown, new vehicle sales decreased slightly to 19.1 million units. In Japan, adverse economic conditions continued to keep consumer demand at a low level. As a result, total vehicle unit sales (including mini-vehicles) in Japan decreased by 2.0% to 5.8 million units in 2002. Japan, however, remains the second largest national market for automobiles. Backed by a slight economic recovery in the region, demand for new vehicles throughout East and Southeast Asia continued to grow during 2002. As a result, unit sales in East and Southeast Asian markets (excluding Japan, China and Hong Kong) in 2002 increased by 14% to 3.4 million units. Additionally, the growing Chinese market expanded by nearly 1.0 million units in 2002, making it the world’s fourth largest national automotive market.

The worldwide automotive industry is affected significantly by government regulation aimed at reducing harmful effects on the environment, enhancing vehicle safety and improving fuel economy. These regulations have added to the cost of vehicles. Many governments also regulate local content and impose tariffs and other trade barriers and price or exchange controls as a means of creating jobs, protecting domestic producers or influencing their balance of payments. Changes in regulatory requirements and other government-imposed restrictions can limit an automaker’s operations. These regulations can also make the repatriation of profits to an automaker’s home country difficult.

The development of the worldwide automotive market includes the continuing globalization of automotive operations. Manufacturers seek to achieve globalization by localizing the design and manufacture of automobiles and their components in the markets in which they are sold. By expanding production capabilities beyond their home markets, automotive manufacturers are able to reduce their exposure to fluctuations in foreign exchange rates and lessen their exposure to trade restrictions and tariffs.

Recent transactions have resulted in consolidation within the worldwide automotive industry. These transactions include:

•	the acquisition by Ford Motor Company of the passenger car business of Volvo AB in March 1999,

•	the acquisition by Renault S.A. of a 37% equity interest in Nissan Motor Co., Ltd. in March 1999, followed by the acquisition of an additional 8% equity interest in March 2002,

•	the acquisition by General Motors Corporation of a 20% equity interest in Fiat S.p.A. in March 2000,

•	the acquisition by Volkswagen AG of a 19% equity interest in Scania AB in March 2000,

•	the acquisition by General Motors Corporation of a 21% equity interest in Fuji Heavy Industries Ltd. in April 2000,

•	the acquisition by Ford Motor Company of the Land Rover business from BMW AG in June 2000,

•	the acquisition by DaimlerChrysler AG of a 10% equity interest in Hyundai Motor Company announced in June 2000,

•	the acquisition by Renault S.A. of a 70% equity interest in Samsung Motors Incorporated in September 2000,

•	the acquisition by DaimlerChrysler AG of a 34% equity interest in Mitsubishi Motors Corp. in October 2000, followed by the acquisition of an additional 3% equity interest in June 2001,

•	the increased equity investment by General Motors Corporation in Suzuki Motor Corporation from 10% to 20% in November 2000,

•	the acquisition by Renault S.A. of a 15% equity interest in Volvo AB in January 2001,

•	the acquisition by Nissan Motor Co., Ltd. of a 13.5% equity interest in Renault S.A. in March 2002, followed by the acquisition of an additional 1.5% equity interest in April 2002, and

•	the execution of definitive documentation regarding the establishment of a joint venture between General Motors Corporation and the Daewoo Motor Creditors Committee in April 2002. General Motors Corporation will hold a 67% stake in the joint venture (General Motors Corporation will hold a 42% and the GM Group a 25% stake, respectively) and Daewoo’s creditors will own the remaining 33%.

The reasons for these consolidation transactions vary, but include responses to global overcapacity in the production of automobiles, the need to reduce costs and create efficiencies by increasing the number of automobiles produced using common vehicle platforms and by sharing research and development expenses for environmental and other technology, the desire to expand a company’s global presence through increased size and the desire to expand into particular segments or geographic markets.

Toyota believes that it has the resources, strategies and technologies in place to compete effectively in the industry as an independent company. In addition, Toyota believes that its research and development initiatives, particularly the development of environmentally friendly new vehicle technologies and intelligent transport systems, provide it with a strategic advantage as a global competitor.

Toyota’s ability to compete in the consolidating global automotive industry will depend in part on Toyota’s successful implementation of its business strategy. This is subject to a number of factors, some of which are not in Toyota’s control. These factors are discussed in “Operating and Financial Review and Prospects” and elsewhere in this annual report.

Toyota’s Strategy

Toyota believes that its preeminence in the Japanese automotive industry, its growth in the United States and Europe and its overall position as the world’s third largest automobile producer have resulted from the following factors:

•	its timely introduction of new products that meet consumer demands and incorporate superior design and environmental and safety technologies,

•	its continuing focus on high quality and low-cost manufacturing,

•	its commitment to investment in research and development and its sales and production infrastructure, and

•	its financial strength, which enables Toyota to achieve the above objectives.

Toyota’s corporate goal is to continue to be a market leader in the automotive industry and grow, while enhancing profitability and shareholder returns. Toyota’s strategy to achieve this goal consists of the following elements:

Localize Global Operations with Targeted Regional Strategies

Toyota believes that a global competitor in the worldwide automotive industry needs to supply each market in which it competes with products that are targeted carefully to local demand. Toyota also believes that a local sales, marketing and manufacturing presence is necessary to fully exploit a market’s potential. Localization better allows Toyota to design, manufacture and offer products within each market that respond to market changes and satisfy local tastes and preferences. A localized manufacturing presence also allows Toyota to make a social contribution to the communities in which it has a local presence. Finally, localization helps Toyota hedge against fluctuations in foreign exchange rates.

To be a leader in each major market in which it competes, Toyota is pursuing the following targeted regional strategies:

•	Maintain Preeminence in Japan. Toyota is committed to maintaining its market leadership in Japan by consistently achieving a market share (excluding mini-vehicles) of at least 40% per year. Toyota, excluding Daihatsu and Hino, held a domestic market share (excluding mini-vehicles) on a retail basis of 43.1% in fiscal 2001, 42.2% in fiscal 2002 and 42.3% in fiscal 2003. Despite the continued market downturn and increased competition from its domestic competitors, Toyota was able to maintain its market share above 40% in fiscal 2003 due to the active introduction of remodeled and new cars, such as the ist and the Alphard, and increased marketing efforts. This was also attributable to the strong sales of various existing models, including the Corolla. Moreover, Toyota is pro-active in its use of information technology to enhance customer loyalty and its brand image. For example, Toyota has continued to work towards improving communication with customers through initiatives like its Gazoo.com website. Toyota is also planning to improve its domestic sales and distribution network by introducing to Japan the Lexus brand, which has been highly successful in the United States, and reorganizing existing sales channels to better target consumer demand patterns.

•	Capitalize on Success in North America. Toyota’s North American unit sales continued to increase steadily in fiscal 2003 despite the continuing economic slowdown in the United States. Toyota’s North American unit sales grew from 1.78 million units in fiscal 2002 to 1.98 million units in fiscal 2003. In fiscal 2003, Toyota’s North American unit sales represented 32% of its total global unit sales. Toyota attributes its continuing success in the North American market to successful new product introductions and strong sales of core models such as the Corolla, Highlander and Lexus ES300. These product introductions include the Matrix in February 2002. In 2003, Toyota introduced the Lexus GX470, as well as the Scion xA and Scion xB (marketed in Japan as the ist and the bB, respectively) which are targeted at younger drivers. Toyota has also undertaken regular model changes and updates of major models in order to meet changing market demand. For example, Toyota recently completed a full model change for the 4Runner and Sienna, as well as model changes for the Echo and Tundra. Relatively high margin light trucks now account for approximately 39% of Toyota’s vehicle unit sales in the United States, while passenger vehicles account for approximately 48% and Lexus models account for approximately 13%. As a part of its strategy to globalize operations through localization, Toyota has increased its production capacity and upgraded its production facilities in North America over the past few years. In 2002, 1.13 million vehicles, or approximately 58% of Toyota vehicles sold in North America, were produced in North America. Toyota plans to continue to grow its North American business and, after the opening of its new Texas plant, expects to increase its local annual production capacity to 1.65 million vehicles by 2006.

•

Continue Growth in Europe.    Toyota’s European unit sales grew to approximately 776,000 vehicles in fiscal 2003, an increase of approximately 6.7% compared to fiscal 2002 levels, despite a slight decrease in sales during 2002 in the overall European automotive market. Toyota is committed to achieving further growth in Europe by expanding and targeting its model line to European preferences, as well as enhancing cost competitiveness by increasing local production and procurement, thereby decreasing its exposure to currency fluctuations. Furthermore, during fiscal 2003, Toyota continued to expand its cost-cutting efforts in production, development, and sales and marketing. The success of the Yaris, RAV4 and the remodeled Corolla, which was introduced in the second half of 2001, has been a major factor behind Toyota’s growth in the European market. Sales of the Yaris, which in 2001 became the first Toyota model to pass the 200,000 mark in Europe, reached 213,000 units in 2002. Toyota believes that the Yaris is strengthening Toyota’s position in the European subcompact category and is an important factor in improving Toyota’s overall brand image in Europe. Toyota’s manufacturing facility in France which produces the Yaris commenced operations in January 2001 and produced approximately 140,000 units in 2002. Production capacity at this facility reached 180,000 units in November 2002. Toyota also plans to support its growth in Europe by strengthening its sales network, particularly in the southern part of the region. In April 2002, a Europe-based holding company, Toyota Motor Europe S.A./N.V., was established to coordinate Toyota’s European manufacturing, engineering and marketing activities. In April 2003, Toyota began consolidating its European sales companies under Toyota Motor Europe S.A./N.V. to further enhance coordination between Toyota’s local production and marketing operations throughout Europe. Toyota expects to achieve annual unit sales in Europe of 800,000 vehicles by 2005, with local production supporting 50% or more of those sales. In another recent move to expand European capacity, Toyota built a transmission manufacturing plant in Poland which commenced production in 2002. During 2002, Toyota and its unconsolidated affiliates produced in Europe (excluding production in Turkey) approximately 43% of Toyota vehicles sold in that market.

•	Maintain Commitment to East and Southeast Asia. Toyota believes that the markets in East and Southeast Asia continue to offer substantial growth opportunities, as total automobile sales in these markets grew by 14% in 2002. Toyota believes one factor behind its success in these markets is strong sales of core models such as the Hilux and Corolla. Toyota also made substantial investments in these markets earlier than its major global competitors. Among these investments were the opening of local production facilities in Thailand, Indonesia, the Philippines, Malaysia, Taiwan, China and Vietnam. In addition, Toyota developed relationships with local suppliers in the region. While competition in East and Southeast Asia is increasing, Toyota believes that its existing local presence in the market provides it with a competitive advantage and expects to benefit from its early entrance into the market as demand for vehicles in the region continues to grow. Toyota plans to further increase its competitiveness as it faces increased competition in the region by improving product lines offered in the region and increasing local procurement to decrease its exposure to foreign currency exchange fluctuations. In the near term, Toyota will continue to operate its plants in the region and export production to meet demand in other regions as well as the growing demand in Southeast Asia. Furthermore, Toyota is actively expanding its business in India and China through local production and sales. Toyota Kirloskar Motor Ltd. in India commenced sales of the Qualis, a multi-purpose vehicle aimed exclusively at the Indian market, in January 2000. Local production and sales of the Corolla in India commenced in early 2003. In China, Sichuan Toyota Motor Co. released the Coaster small bus, the first Toyota vehicle bearing the Toyota name, in April 2001. Tianjin Toyota Motor Co., Toyota’s joint venture with Tianjin FAW Xiali Corporation, Ltd., commenced sales in November 2002 of the VIOS, a new subcompact car using the same platform as the Yaris and the Echo (marketed in Japan as the Platz). In April 2003, Toyota and China FAW Group Corporation agreed to jointly produce four different Toyota-brand vehicle models in China. Under the agreement, production of the Crown luxury car is expected to start at the second plant of Tianjin Toyota Motor Co., Ltd. with an annual production capacity of 50,000 in spring of 2005; production of the Corolla is expected to start at the first plant of Tianjin Toyota Motor Co., Ltd. with an annual production capacity of 30,000 in spring of 2004; production of Land Cruiser vehicles is expected to start at the Chang Chun Plant of China FAW Group Corporation with an annual production capacity of 10,000 by the end of 2003; and production of the Land Cruiser Prado is expected to start at Sichuan Toyota Motor Co., Ltd. with an annual production capacity of 5,000 by the end of 2003.

Promote Key Initiatives Globally

Toyota believes that the following key initiatives are essential for increasing its competitiveness in the global marketplace and for improving its profitability and prospects for continued growth:

•	Maintain Leadership in Research and Development. Toyota believes that its long-term success will depend on being a leader in automotive research and development. To that end, Toyota is focusing its research and development on the promotion of environmentally sound technologies, product safety and information technologies. Toyota is committed to building environmentally friendly automobiles and is focusing its initiatives on the following areas:

•	the development of hybrid technology,

•	the development of automobiles powered by fuel cells and other non-traditional fuel technologies,

•	the reduction of emissions and improvement of fuel economy in conventional automobiles, and

•	the increased recycling of manufacturing materials.

An example of Toyota’s leadership in environmental technologies was the introduction of the Prius to the Japanese market in December 1997. The Prius is the world’s first mass-produced hybrid car that runs on a combination of gasoline and electric power. Toyota introduced a new version of the Prius in May 2000, and is planning to introduce a completely remodeled version featuring Toyota’s new hybrid system, which combines decreased environmental impact with increased power and performance. Toyota also plans to introduce hybrid versions of its sport-utility vehicles. Toyota currently also sells the Coaster, a hybrid mini-bus which is sold on a “made-to-order” basis, the Estima minivan and the Crown sedan. Toyota also introduced a hybrid version of the Alphard minivan in July 2003. In addition, Toyota began limited sales of a fuel cell hybrid vehicle in Japan and the United States in December 2002. Fuel cell hybrid vehicles are hybrid cars that use fuel cells to generate the electricity that drives the motor. Toyota also promotes the development of advanced technologies through alliances with other major manufacturers. For instance, Toyota is broadening its research and development efforts through an alliance with General Motors Corporation for the development of advanced environmental technologies and an alliance with Exxon Mobil Corporation for the development of fuel compatible with future power sources. Toyota has also formed a collaborative relationship with Volkswagen in areas such as recycling and navigation technologies. In addition, Toyota has entered into an alliance with PSA Peugeot Citroën for the development and production of low-cost, fuel-efficient and environment-friendly vehicles.

•	Improve Efficiency. Toyota plans to improve returns and enhance operating efficiencies by continuing to pursue aggressive cost reduction programs, including:

•	improving product development and production efficiencies through the re-integration and improvement of vehicle platforms and power trains,

•	producing higher volumes of successful vehicle models and discontinuing vehicle models not producing sufficient sales volumes,

•	streamlining production systems,

•	continuing collaborative research and development projects that help optimize use of capital and other resources,

•	improving the efficiency of domestic and international distribution,

•	increasing the focus on global purchasing opportunities, standardization and modularization to optimize purchasing from suppliers, and

•	applying advanced information technologies to improve efficiency throughout the product development and production processes.

Toyota is improving production efficiency further by installing more versatile equipment and systems, modifying vehicle body designs to allow for a greater variety of models on each production line and sharing more parts among vehicles.

•	Expand Finance Operations. Toyota’s financial services include loans and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value-added service. In July 2000, Toyota established a wholly owned subsidiary, Toyota Financial Services Corporation, to oversee the management of Toyota’s finance companies worldwide. Toyota believes that Toyota Financial Services Corporation helps strengthen the overall competitiveness of Toyota’s financial business, improve risk management and streamline related decision-making processes. Toyota plans to expand its network of financial services, which currently covers 27 countries, in accordance with its strategy of developing auto-related financing businesses in significant markets.

Diversify into Automotive-Related Business Sectors

While Toyota’s principal focus will continue to be on the automotive industry, Toyota intends to further develop opportunities in automotive-related businesses where its technological strengths and experience provide a competitive advantage. In particular, Toyota is focusing its efforts on the development of intelligent transport systems that Toyota expects will alleviate traffic problems, stimulate technological progress in the automobile market and add value to vehicles.

Toyota believes that the development of intelligent transport systems will be an important way for automobile manufacturers to distinguish themselves in the future. Toyota further believes that the development of intelligent transport systems will complement its core automotive business. Toyota expects that the market for intelligent transport systems will greatly expand in the future and is committed to the development of intelligent transport systems technology.

Toyota has also been focusing on expanding its e-commerce marketplace, Gazoo.com, which has grown into one of the leading automotive-related web sites in Japan. Gazoo.com focuses on providing a wide range of customers with access to information on Toyota’s products and services, but also functions as a broader e-commerce marketplace that provides content and sales sites within a virtual shopping mall.

Maintain Financial Strength

Toyota currently enjoys high credit ratings. These ratings reflect, among other factors, its strong financial position. In addition, Toyota currently maintains a substantial level of cash and liquid investments and a conservative debt-to-equity ratio. Toyota believes these factors will permit it to maintain the resources necessary to fund its research and development expenditures, capital expenditures and financing operations even if it experiences short-term fluctuations in earnings.

Focus on Shareholder Value

Toyota has increasingly focused on the special concerns and expectations of its shareholders in recent years and expects this to continue. As a result, Toyota has undertaken a share repurchase program and has increased cash dividends. Since instituting the first in a series of share repurchase plans in fiscal 1997, Toyota has repurchased approximately 416 million shares of its common stock at a total cost of approximately ¥1,381 billion. As a result, Toyota’s total outstanding shares were reduced to 3,451,617,645 shares (excluding treasury shares) as of March 31, 2003. Moreover, Toyota subsequently repurchased approximately 15 million shares of its common stock at a total cost of approximately ¥46 billion before its ordinary general meeting of shareholders in June 2003. Toyota may repurchase its shares by using retained earnings by resolution of its ordinary general meetings of shareholders, subject to certain limitations and restrictions. Pursuant to the resolutions of its ordinary general meeting of shareholders in 2003, during the one-year period until the next ordinary general meeting of shareholders, Toyota may repurchase up to 150 million shares or up to the number of shares equivalent to ¥400 billion in cost of repurchase. The following table shows the number of shares repurchased and the cost of repurchase of those shares for each of the periods indicated:

	Year Ended March 31,
	1999	2000	2001	2002	2003
Approximate number of shares repurchased	44 million [1]	11 million	65 million	77 million	155 million
Approximate amount paid	¥134 billion	¥45 billion	¥264 billion	¥278 billion	¥453 billion

1.	Approximately 8.5 million shares were repurchased at a cost of approximately ¥26 billion from Daihatsu Motors Co., Ltd., which became Toyota’s subsidiary shortly before such repurchase.

The amount of any share repurchases are subject to the level of Toyota’s future earnings, its financial condition and other factors.

Automotive Operations

Toyota’s revenues from its automotive operations were ¥14.3 trillion in fiscal 2003, ¥13.1 trillion in fiscal 2002 and ¥11.6 trillion in fiscal 2001.

Toyota produces and markets a full line of automobiles, including passenger cars, recreational and sport-utility vehicles, minivans and trucks. Toyota’s subsidiary, Daihatsu Motor Co., Ltd., produces mini-vehicles and compact cars. Hino Motors, Ltd., which became Toyota’s subsidiary in August 2001, produces commercial vehicles. Toyota also manufactures automotive parts, components and accessories for its own use and for sale to others.

Vehicle Models

Toyota’s product line includes subcompact and compact cars, mini-vehicles, hybrid, mid-size, luxury, sports and specialty cars, recreational and sport-utility vehicles, pickup trucks, minivans and trucks.

Subcompact and Compact

Toyota’s subcompact and compact cars include the four-door Corolla sedan, which is one of Toyota’s best selling models. The Yaris, marketed as the Vitz in Japan, is a subcompact car designed to include features that are particularly attractive to European consumers, such as better car performance and comfort as compared to other compact cars available on the market, with small car fuel economy and low emissions. The Vitz is currently available in Japan as a hatchback in three- and five-door models. Toyota succeeded in expanding its customer base in this segment during fiscal 2000 by introducing the Echo (marketed in Japan as the Platz) in the United States and Japan and FunCargo, WiLL Vi and bB to the Japanese market, all of which are derived from the same platform as the Vitz. Toyota also introduced in January 2001 the Allex and the Corolla Runx subcompact cars to the Japanese market. Toyota introduced a remodeled Corolla Spacio to the Japanese market in May 2001, and introduced a remodeled Corolla to the European market in early 2002. In February 2002, Toyota introduced the Corolla Matrix to North America. Toyota also introduced the ist and the WiLL Cypha compact cars to the Japanese market in May 2002 and October 2002, respectively. In early 2003, Toyota began introducing the VIOS to China and other Asian markets. In June 2003, Toyota introduced the Scion xA and Scion xB (marketed in Japan as the ist and the bB, respectively) in the United States.

Mini-Vehicles

Daihatsu, a subsidiary of Toyota, manufactures mini-vehicles, passenger vehicles, commercial vehicles and auto parts. Mini-vehicles are cars, vans or trucks with engine displacements of 660 cubic centimeters or less. Toyota also sells under its name certain automobiles (excluding mini-vehicles) manufactured by Daihatsu. Daihatsu sold approximately 491,000 mini-vehicles and 70,000 automobiles during fiscal 2003. Daihatsu’s largest market is Japan. Japan accounted for approximately 85% of Daihatsu’s unit sales during fiscal 2003.

Hybrid

The Prius is the world’s first mass-produced hybrid car. It runs on an optimal combination of gasoline and electric power. This system allows it to travel twice as far as conventional vehicles of comparable size and performance on the same amount of gasoline. In addition, the hybrid design of the Prius results in the output of 75% less pollution than the maximum amount allowed by Japanese environmental regulations. Toyota views the Prius as the cornerstone of its emphasis on designing and producing environmentally friendly automobiles. As part of this emphasis, Toyota launched the sale of the Prius in North America and Europe during 2000. Toyota currently sells hybrid versions of the Estima minivan and the Crown luxury sedan, and introduced a hybrid version of the Alphard minivan in July 2003. Toyota also began limited sales of a fuel cell hybrid vehicle in Japan and the United States in December 2002. As of March 31, 2003, Toyota has sold over 140,000 hybrid vehicle units. Toyota aims to continue its efforts to offer a diverse lineup of hybrid vehicles, enhance engine power while improving fuel efficiency, and otherwise promote increased sales of hybrid vehicles.

Mid-Size

Toyota’s mid-size models include the Camry, which has been the best selling car in the United States for five of the past six years. The Camry line includes the Camry Solara sport coupe. Toyota introduced a remodeled version of the Camry to the United States in September 2001. Camry sales in the United States for 2002 reached approximately 434,000 units (including approximately 36,000 Solaras), making it the best selling car in the United States once again. Toyota’s Japanese mid-size cars also include the Mark II, the Opa, the Premio, the Allion, the Vista and the Caldina station wagon. In July 2001, Toyota introduced the Verossa, its new mid-size sedan, to the Japanese market. Toyota introduced the Mark II Blit to the Japanese market in January 2002. In September 2002, Toyota introduced a remodeled version of the Caldina station wagon to the Japanese market. In March 2003, Toyota introduced a remodeled version of the Avensis, its flagship mid-size car for European markets.

Luxury

In North America and Europe, Toyota’s luxury line consists primarily of vehicles sold under the Lexus brand name. In the United States, Lexus has earned its third consecutive title of best-selling luxury brand by selling over 234,000 vehicles in 2002. Lexus models include the full-size LS430 sedan, which is sold as the Celsior in Japan and was remodeled in August 2000; the smaller GS300 and GS430 sedans and the ES300 sedan, sold as the Aristo and the Windom in Japan; the IS300 and IS200 mid-size sport sedans, marketed in Japan as the Altezza; luxury sport-utility vehicles such as the GX470, which was introduced to the United States in December 2002 and is marketed in Japan as the Land Cruiser Prado; the RX330, which is marketed in Japan as the Harrier and which was completely remodeled and introduced to the United States in March 2003; and the SC430 and LX470. Toyota expects to commence sales of its luxury automobiles in Japan under the Lexus brand in 2005. Toyota’s best-selling full-size luxury car in Japan is the Crown, a hybrid version of which was introduced to the Japanese market in August 2001. In Japan, Toyota also sells the Progrés and the Brevis, compact luxury models, as well as the Century limousine. The Brevis was introduced to the Japanese market in June 2001. Toyota introduced the Lexus IS300 Sport Cross, which is sold in Japan as the Altezza Gita, to the Japanese and North American markets in August 2001, and to the European market in September 2001.

Sports and Specialty

Toyota’s main sports car model is the Celica. The Celica is a two-door sports coupe with a four-cylinder engine. In Japan and other markets, Toyota sells the Lexus SC430 two-door sports coupe, which is marketed in Japan as the Soarer, as well as the MR2 Spyder, a mid-size sport car model marketed in Japan as the MR-S and in Europe as the MR2.

Recreational and Sport-Utility Vehicles and Pickup Trucks

Toyota sells a variety of sport-utility vehicles and pickup trucks, including the Tacoma and Tundra pickup trucks. Toyota sport-utility vehicles available in North America include the Sequoia; the 4Runner, which was completely remodeled and introduced to the United States in October 2002 and is marketed as the Hilux-Surf in Japan; the RAV4; the Highlander, which is available in Japan under the model name Kluger V; and the Land Cruiser. The Tacoma, the Tundra and the Sequoia are built in the United States. Toyota also offers sport-utility vehicles under the Lexus brand, including the LX470, the newly introduced GX470, and the remodeled RX330. The LX470, the Land Cruiser, the Tundra and the Sequoia are equipped with V-8 engines. In August 2002, Toyota introduced the Voltz, a compact sport-utility vehicle jointly developed with General Motors, to the Japanese market. Toyota’s pickup truck, the Hilux, has been the best selling model of all Toyota cars sold in Thailand.

Minivans

Toyota offers several basic models for the global minivan market. Its largest minivan, the Alphard, was released in May 2002. Toyota’s other minivan models include the Sienna, which underwent a model change in March 2003 and is sold in North America; the Previa, which is sold in Japan as the Estima; the European market’s Avensis Verso, which was remodeled in 2001 and is sold in Japan as the Ipsum; the Gaia, which is sold only in Japan; the Hiace; the Noah and the Voxy, both released in Japan in November 2001; and the Wish, which was released in Japan in January 2003.

Trucks and Buses

Toyota’s truck category includes both vans and trucks and covers vehicles up to a load capacity of 3.5 tons. Hino’s product line-up includes large trucks with a load capacity of over 10 tons, medium trucks with a load capacity between four and eight tons, and small trucks with a load capacity of between two and five tons. Hino held the largest share of the Japanese medium truck market in fiscal year 2003, primarily due to the success of its Ranger Pro model. Hino’s bus line-up includes large to medium buses used primarily as tour buses and public buses, small buses and micro-buses, which are derived from buses and passenger cars. Hino maintains a large share of the small bus (excluding micro-buses) segment in Japan.

Product Development

New cars introduced in Japan during fiscal 2003 include the van and wagon versions of the Succeed and Probox, as well as the Alphard minivan, ist and WiLL Cypha compact cars, Voltz compact sport-utility vehicle and Wish minivan. During fiscal 2003, remodeled cars sold in Japan included the Cardina station wagon, as well as the Land Cruiser, Harrier and Hilux-Surf sport-utility vehicles. Toyota also began limited sales of a fuel cell hybrid vehicle in Japan and the United States in December 2002. Toyota also released a remodeled version of the Avensis in Europe in March 2003. Toyota released a hybrid version of the Alphard minivan in July 2003. Toyota is planning to introduce a completely remodeled version of the Prius featuring Toyota’s new hybrid system, which combines decreased environmental impact with increased power and performance.

Markets, Sales and Competition

Toyota’s primary markets are Japan, North America and Europe. The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market for the periods shown. The vehicle unit sales below reflect vehicles sales made by Toyota to unconsolidated entities (and recognized as sales under Toyota’s revenue recognition policy), including sales to unconsolidated distributors and dealers. Vehicles sold by Daihatsu are included in vehicle unit sales numbers set forth below beginning in October 1998. Vehicles sold by Hino are included in vehicle unit sales numbers set forth below beginning in October 2001. North America sales information includes sales in Puerto Rico and Hawaii.

	Year Ended March 31,
	1999		2000		2001		2002		2003
	Units	%	Units	%	Units	%	Units	%	Units	%
Market
Japan	1,929,279	41.1%	2,177,524	42.0%	2,322,838	42.0%	2,217,002	40.0%	2,217,770	36.3%
North America	1,485,095	31.6	1,689,483	32.6	1,733,569	31.4	1,780,133	32.1	1,981,912	32.4
Europe	557,506	11.9	633,879	12.2	691,135	12.5	727,192	13.1	775,952	12.7
Other Regions	723,267	15.4	681,888	13.2	779,321	14.1	818,395	14.8	1,137,644	18.6

Total	4,695,147	100.0%	5,182,774	100.0%	5,526,863	100.0%	5,542,722	100.0%	6,113,278	100.0%

The following table sets forth Toyota’s vehicle unit sales and market share in Japan, North America and Europe on a retail basis for the periods shown. Each market’s total sales and Toyota’s sales represent new vehicle registrations in the relevant year. All Japan information excludes mini-vehicles. The sales information contained below excludes unit sales by Daihatsu and Hino, each a consolidated subsidiary of Toyota. North America sales information includes sales in Puerto Rico and Hawaii.

	Fiscal Year Ended March 31,
	(sales in thousands of units)
	1999	2000	2001	2002	2003
Japan:
Total market sales	4,215	3,981	4,121	3,981	4,045
Toyota sales (retail basis)	1,688	1,682	1,774	1,678	1,710
Toyota market share	40.1%	42.2%	43.1%	42.2%	42.3%
	Calendar Year Ended December 31,
	(sales in thousands of units)
	1998	1999	2000	2001	2002
North America:
Total market sales	18,168	19,767	20,375	20,110	19,933
Toyota sales (retail basis)	1,516	1,631	1,766	1,894	1,941
Toyota market share	8.3%	8.3%	8.7%	9.4%	9.7%

Europe:
Total market sales	18,853	20,076	19,624	19,642	19,127
Toyota sales (retail basis)	541	592	656	666	756
Toyota market share	2.9%	2.9%	3.3%	3.4%	4.0%

Japan

The automobile market in Japan has suffered from an overall industry decline over the past several years. Despite this trend, Toyota believes that Japan continues to be the most important market for Toyota’s automotive products. In Japan, the automotive industry is highly competitive. The Japanese automotive industry includes five major domestic producers, five specialized domestic producers and a growing volume of imports from major United States and European manufacturers. The prolonged economic slump in the Japanese economy has also shifted consumer preference towards more affordable automobiles such as compact and subcompact vehicles. For more than 40 years, Toyota has been the largest automobile manufacturer in Japan. In each year since fiscal 1999, Toyota, excluding Daihatsu and Hino, has achieved a market share (excluding mini-vehicles) of over 40%, reflecting in part the success of the Vitz subcompact car and the successful introduction of additional new model sedans and recreational vehicles. Toyota’s (excluding Daihatsu and Hino) share of the domestic market excluding mini-vehicles was 42.3% in fiscal 2003. Toyota’s (including Daihatsu and Hino) share of the market including mini-vehicles was 38.5% in fiscal 2003. Toyota is taking steps to further increase its market leadership in Japan through a major sales campaign designed to generate demand and by introducing new models in key market segments.

North America

Toyota’s consolidated vehicle unit sales in North America was 1,981,912 in fiscal 2003. The United States is the largest portion of the North American market for Toyota, representing 90% of its total retail unit sales in the region. In 2002, Toyota’s unit sales in North America continued the strength they have shown in recent years, reflecting the market success of its light trucks. Toyota’s market share in the United States was 10.4% in 2002, its largest market share ever. Competition in North America, particularly the United States, is intense. Toyota’s principal competitors in North America are General Motors, Ford and DaimlerChrysler, with other manufacturers providing competition within specific market segments.

Europe

European sales of Toyota vehicles in fiscal 2003 reached an all-time high for the sixth year in a row, with total sales of 775,952 vehicles, up 6.7% from fiscal 2002. In 2002, Toyota had a market share in Europe of 3.9%. Toyota expects to achieve annual retail unit sales in Europe of 800,000 vehicles by 2005. European sales growth is largely attributable to the success of the Yaris, which was launched in April 1999 and is marketed as the Vitz in Japan, as well as strong sales of the RAV4 and the remodeled Corolla introduced in the second half of 2001.

Toyota’s principal European markets are the United Kingdom, Italy and Germany. Toyota’s principal competitors in Europe are Volkswagen, General Motors and Ford.

East and Southeast Asia

The market in the East and Southeast Asia region (excluding China and Hong Kong) grew to 3.42 million units in 2002, an increase of approximately 14% from 3.0 million units in 2001. Toyota believes that the long-term potential of the East and Southeast Asian market is good and remains committed to its operations in the region.

The following table sets forth Toyota’s sales figures in East and Southeast Asia for the periods shown. This information excludes unit sales by Daihatsu and Hino.

Toyota Sales (in thousands of vehicles)	Asia (excluding China and Hong Kong)	China and Hong Kong
2000	316	24
2001	310	32
2002	393	62

While competition in East and Southeast Asia is increasing, Toyota believes that its early entry into the market gives it a competitive advantage. Toyota plans to further increase its competitiveness as it faces increased competition in the region by improving product lines offered in the region and increasing local procurement to decrease its exposure to foreign currency exchange fluctuations. Toyota’s market share in Asia (excluding China and Hong Kong) was 10.7% in 2000, 10.3% in 2001 and 11.5% in 2002.

East and Southeast Asia (excluding Hong Kong and China) accounted for 10.2 % of Toyota’s overseas unit sales in 2002 (not including unit sales by Daihatsu and Hino outside Japan), an increase of 1.5% from 8.7% in 2002.

Production

Toyota and its affiliates produce automobiles and related components through more than 50 manufacturing organizations in 25 countries and regions around the world. Toyota’s major manufacturing facilities include plants in Japan, the United States, Canada, the United Kingdom, France, Turkey, Indonesia, Thailand, Taiwan, China, Australia, South Africa, Brazil and Argentina. Toyota commenced operations of its Alabama manufacturing plant for engines in May 2003. Daihatsu brand vehicles are produced at seven factories in Japan and four manufacturing organizations in four other countries, including Indonesia. In the United States, Toyota and General Motors operate a joint venture that assembles passenger cars and trucks. For a listing of Toyota’s principal production facilities, see “Information on the Company — Property, Plants and Equipment”.

In recent years Toyota has increased its production capacity outside Japan. This increase in overseas production capacity is integral to Toyota’s strategy of globalizing operations through localization. In 2002, approximately 56% of Toyota automobiles sold overseas were manufactured in overseas plants by Toyota and its unconsolidated affiliates. In 2002, 58% of Toyota vehicles sold in North America were produced in North America. Of the vehicles sold in Europe in 2002, 43% were produced in Europe, an increase from 36% in 2001.

This increase is largely due to increased sales of the Yaris and Corolla, which are produced at production facilities in France and the U.K. In fiscal 2003, Toyota produced approximately 4.2 million vehicles in Japan and approximately 1.7 million vehicles overseas, compared to approximately 4.0 million vehicles in Japan and 1.3 million vehicles overseas in fiscal 2002.

The following table shows the worldwide vehicle unit production by Toyota for the periods shown. These production figures do not include vehicles produced by Toyota’s unconsolidated affiliates. The sales unit information elsewhere in this annual report includes sales of vehicles produced by these affiliates. Vehicles produced by Daihatsu are included in vehicle production numbers set forth below beginning in October 1998. Vehicles produced by Hino are included in the vehicle production numbers set forth below beginning in October 2001.

	Year Ended March 31,
	1999	2000	2001	2002	2003
Units Produced	4,458,406	5,002,731	5,275,213	5,305,803	5,850,203

Toyota closely monitors its actual units of sale, market share and units of production data and uses this information to allocate resources to existing manufacturing facilities and to plan for future expansions.

See “— Capital Expenditures and Divestitures” for a description of Toyota’s recent investments in completed plant constructions and for a description of Toyota’s current investments in ongoing plant constructions.

The Toyota Production System

Toyota pioneered the internationally recognized production system known as the “Toyota Production System”. The Toyota Production System is based on Toyota’s own concepts of efficient production and has the following two principal elements:

•	just-in-time production, and

•	“jidoka”.

The just-in-time method is a production method through which necessary parts and components are manufactured and delivered in just the right quantity at the moment they are needed. This allows Toyota to maintain low levels of inventory while maintaining operating efficiency.

Jidoka generally means automation in Japanese. Toyota combines automation with its ability to stop work immediately when problems arise in the production process to prevent the production of defective products. To achieve this, Toyota designs its equipment to detect abnormalities and to stop whenever abnormalities occur. Toyota also authorizes its machine operators and other members of its production team to stop production whenever they note anything suspicious. This permits Toyota to build quality into the production process by avoiding defects and preventing the waste that would result from producing a series of defective items.

Toyota believes that the Toyota Production System allows it to achieve mass-production efficiencies over small and large production volumes. This gives Toyota the flexibility to respond to changing consumer demand without significantly increased production costs. While the Toyota Production System remains the basis of Toyota’s automobile production, the system has been expanded for use in Toyota’s parts production, logistics and customer service activities.

In addition to the two principal elements described above, the Toyota Production System seeks to increase manufacturing efficiency and product quality internally through on-site identification and analysis of problems, improving transparency throughout the production process, and resolving problems at the source. As one means of realizing these goals, Toyota recently introduced the use of sophisticated information technologies to improve each step of its vehicle development process, from product planning to commencement of mass-production.

These technologies are intended to enhance flexibility, simplicity, quality, cost competitiveness, and speed. Specifically, detailed computer simulation of the assembly and test-run of a new vehicle or new vehicle production equipment or system is conducted before a prototype is made. An actual prototype is made only after defects and related issues have been identified and resolved by computer simulation, thereby minimizing the time required for rebuilding prototypes and significantly shortening production lead times. Moreover, this system is used to prepare virtual factories and other visual aids in order to facilitate training and communication at overseas plants and enable the efficient transfer of necessary technology and skills.

To improve efficiency in the manufacturing of auto bodies, Toyota has developed a Global Body Line that enables the use of the same general specifications for both small-quantity and mass production lines. This simple and flexible production system offers considerable advantages over previous flexible body manufacturing systems, and has already been implemented in 30 out of Toyota’s 35 body production lines worldwide as of March 31, 2003.

Cost Reduction

Toyota continues to focus on reducing costs and improving efficiencies through various measures. One of these measures is the reduction in the number of platforms used in vehicle production. Platforms are the essential structures that form the base of different vehicle models. By using a common platform for the production of a greater number of models, Toyota believes that it will be able to decrease the substantial expenditures required to design and develop multiple platforms. In addition, Toyota believes that it will be able to achieve the scale benefits of producing larger volumes per platform, thereby reducing manufacturing cost per vehicle.

In addition to platform reduction, Toyota continues to focus on other methods of increasing the commonality of parts and components used in different models. These steps include reducing model variations and the number of parts used in each model. Toyota is seeking to increase the efficiency of procurement from outside suppliers by making use of a common global database to enable plants in different parts of the world to purchase parts and materials from the most competitive sources.

Toyota’s ability to achieve these cost reductions is subject to a number of factors, some of which are not in Toyota’s control. These factors include the successful implementation of the manufacturing processes described above, as well as the business and financial conditions of Toyota’s suppliers and the general economic and political conditions in the markets in which these suppliers operate.

Distribution

Toyota’s automotive sales distribution network is the largest in Japan. As of March 31, 2003, this network consisted of 308 dealers employing approximately 41,000 sales personnel and operating more than 5,000 sales and service outlets. Toyota owns 25 of these dealers and the remainder are independent. In addition, at March 31, 2003, Daihatsu’s sales distribution network consisted of 65 dealers employing approximately 5,300 sales personnel and operating approximately 800 sales and service outlets. Daihatsu owns 36 of these dealers.

Toyota believes that this extensive sales network has been an important factor in its success in the Japanese market. A large number of the cars sold in Japan are purchased from salespersons who visit customers in their homes or offices. In recent years, however, the traditional method of sales through home visits is being replaced by showroom sales. The percentage of automobile purchases through showrooms has been gradually increasing, particularly in the minivan and recreational vehicle segments. Toyota expects this trend to continue, and accordingly plans to review all aspects of its sales activities, including its customer service model at showrooms, with a view toward improving customer satisfaction and operational efficiency.

Sales of Toyota vehicles in Japan are conducted through five sales channels — “Toyota,” “Toyopet,” “Corolla,” “Netz” and “Vista”. In response to continuing structural changes in the Japanese market that reflect the evolving social environment and consumer preferences, Toyota plans to redistribute and restructure its domestic sales network as appropriate. Specifically, Toyota plans to introduce the Lexus brand to the Japanese market in 2005 in order to enhance its competitiveness in the domestic luxury automobile market. In addition, Toyota plans to combine the Netz and Vista sales channels into an expanded Netz channel by May 2004 in order to cater to customers with new demand patterns. The following table provides information for each channel as of March 31, 2003.

	Dealers
Channel	Toyota Owned	Independent	Sales Outlets	Market Focus
Toyota	5	45	50	Large and luxury models; corporate and fleet customers
Toyopet	6	46	52	Medium and luxury models; family customers
Corolla	7	67	74	Compact models; family customers
Netz	5	61	66	Newer models; younger and female customers
Vista	2	64	66	Models designed for customers seeking to participate in current trends

Toyota has also commenced marketing of automobiles through its proprietary websites. Recently, prospective customers have requested information on automobiles through Toyota’s websites at an average rate of approximately 30,000 requests per month, with approximately 10% of those users purchasing a Toyota automobile within three months of making a request.

Outside Japan, Toyota vehicles are marketed through approximately 170 distributors operating approximately 7,500 authorized sales outlets in more than 140 countries, and other regions. Daihatsu vehicles are sold through approximately 110 dealers operating approximately 2,300 sales outlets in more than 140 countries, and other regions. Toyota operates sales subsidiaries and maintains networks of dealers in each of its principal overseas markets, including North America, Europe and Asia. In Eastern Europe, Toyota has a wholly-owned sales subsidiary in Poland and participates in joint venture sales companies in the Czech Republic and Hungary. Toyota also operates 110 sales outlets in China.

Intelligent Transport Systems

Toyota is seeking to develop the use of intelligent transport systems in its automotive products. Toyota views the primary purpose of intelligent transport systems as adding value to its vehicles. Intelligent transport systems combine automotive, information and telecommunications technologies in an effort to provide vehicle occupants with an array of information and enhanced safety features. In developing intelligent transport systems, Toyota has engaged in, and expects to continue to engage in, collaborative research and development projects with other companies including telecommunications and information services providers, electronics manufacturers and automobile parts makers.

Features of intelligent transport systems include:

Car Intelligence.    Systems designed to utilize advanced information communications and sensing technology to compensate for human error. Examples of car intelligence features currently available from Toyota include:

•	systems that cause a vehicle to maintain an appropriate set speed and distance between vehicles when driving behind another vehicle through the use of laser radar sensors located in the bumper of the vehicle and computerized brake control;

•	a pre-crash safety system consisting of pre-crash sensors that use millimeter wave radar to detect an imminent crash, seatbelts that tighten their hold on passengers during the early stage of crash detection and a brake assist system that utilizes power-assisted braking to minimize the speed on impact; and

•	a “night-view” system that uses near-infrared rays to identify road conditions and objects beyond the area covered by an automobile’s headlights.

Car Multimedia.    Interactive systems that integrate automobile and information technology to provide vehicle occupants with real-time information and to enable communication with parties outside the vehicle. Toyota’s car navigation systems, which form the centerpiece of Toyota’s car multimedia offerings, currently incorporate satellite positioning system technology and digital map databases and are able to receive real-time information about congestion, accidents, parking and other traffic related data. Toyota also has made commercially available car multimedia systems that can automatically or manually through a button control send necessary information, such as vehicle position, in the event of a traffic accident or other emergency to an operation center that transmits the information to the police, an ambulance service or a towing service, as appropriate. Toyota is actively engaged in developing new mobile Internet and data services for use in automobiles.

Facilities.    In-vehicle and roadside equipment designed to automate interaction between vehicles and social infrastructure. Toyota’s representative system in this field is the electronic toll collection system. In March 2003, pursuant to the Japanese government’s plan, electronic toll collection systems were installed at 900 sites, or about 70% of all toll collection sites in Japan. Toyota is also working to apply this technology in other areas, such as automatic payment at parking lots and gasoline stations and ID based entry and exit through gates at factories and logistics centers. In addition to the development and sale of in-vehicle equipment, Toyota has received orders for the installation of roadside equipment.

Logistics.    Systems that communicate positional information to an operating center through wireless transmission to enable efficient management of vehicle dispatches. This system is currently being utilized in the taxi industry, by delivery companies, in the elder care industry and by bus lines. Toyota is actively engaged in developing other logistics systems that meet the needs of other industries based on technology and know how acquired in the course of its automobile operations.

Transport.    An area-wide traffic system that makes comprehensive use of intelligent transport system technologies. An example of Toyota’s efforts in this area is the intelligent multimode transit system, which consists of buses that run on automated platoons on dedicated system roads in their main service areas, but can also be driven on ordinary roads in outlying areas. Toyota believes this system can help reduce the high construction and maintenance costs associated with conventional track systems.

Toyota is committed to developing new intelligent transport system products. Toyota believes that intelligent transport systems will become an integral part of its overall automotive operations and enhance the competitiveness of its vehicles. As familiarity with and demand for intelligent transport system products grows, Toyota expects an increasing number of intelligent transport system products to become commercially available and achieve general acceptance each year.

Financial Services

Toyota’s revenues from its financial services operations were ¥725 billion in fiscal 2003, ¥698 billion in fiscal 2002 and ¥571 billion in fiscal 2001. The market for automobile financing has grown as more consumers are financing their purchases, particularly in North America and Europe.

In July 2000, Toyota established a wholly owned subsidiary, Toyota Financial Services Corporation, to oversee the management of Toyota’s finance companies worldwide and the expansion into new automobile related product areas. Toyota plans to expand its network of financial services, which currently covers 27 countries, in accordance with its strategy of further developing its auto-related financing businesses in significant markets.

Toyota Motor Credit Corporation is Toyota’s principal financial services subsidiary in the United States. Toyota also provides financial services in 26 other countries through various financial services subsidiaries, including:

•	Toyota Finance Corporation in Japan,

•	Toyota Credit Canada Inc. in Canada,

•	Toyota Finance Australia Ltd. in Australia,

•	Toyota Kreditbank GmbH in Germany, and

•	Toyota Financial Services (UK) PLC in the United Kingdom.

Toyota Motor Credit Corporation provides a full range of financial services, including retail leasing, retail financing, wholesale financing and insurance. Toyota Finance Corporation also provides a range of financial services, including retail leasing, retail financing, credit cards and mortgage loans. Toyota’s other finance subsidiaries provide retail leasing, retail financing and wholesale financing.

Net finance receivables outstanding for all of Toyota’s dealer and customer financing operations were ¥5.1 trillion at March 31, 2003, representing an increase of approximately 8% as compared to the amount outstanding as of March 31, 2002. The majority of Toyota’s financial services are provided in North America. As of March 31, 2003, approximately 66% of Toyota’s finance receivables were derived from financing operations in North America, 18% from Japan, 9% from Europe and 7% from other areas.

Approximately 38% of Toyota’s unit sales in the United States during fiscal year 2003 included a financing or lease arrangement with Toyota, compared to approximately 37% of fiscal year 2002 sales. Because a significant portion of Toyota’s finance business relates to sales of Toyota vehicles, lower vehicle unit sales may result in a reduction in the level of Toyota’s finance operations.

The worldwide financial services market is highly competitive. Toyota’s competitors for retail leasing and retail financing include commercial banks, credit unions, finance companies and other captive automobile finance companies. Commercial banks and other captive automobile finance companies also provide competition for Toyota’s wholesale financing activities. Competition for Toyota’s insurance operations is primarily from national and regional insurance companies.

The following table provides information regarding Toyota’s finance receivables and operating leases as of March 31, 2001, 2002 and 2003.

	As of March 31,
	2001	2002	2003	2003
	(in millions)
Finance Receivables
Retail	¥1,900,537	¥2,723,834	¥3,071,232	$25,551
Finance leases	1,223,340	1,391,924	1,129,220	9,394
Wholesale and other dealer loans	895,968	952,260	1,365,047	11,356

	4,019,845	5,068,018	5,565,499	46,301
Unearned income	(279,538)	(323,897)	(373,663)	(3,109)
Allowance for credit losses	(38,292)	(52,170)	(116,888)	(972)

Finance receivables, net	3,702,015	4,691,951	5,074,948	42,220
Less – Current portion	(1,633,247)	(2,020,491)	(2,505,140)	(20,841)

Noncurrent finance receivables, net	¥2,068,768	¥2,671,460	¥2,569,808	$21,379

Operating Leases
Vehicles	¥1,398,634	¥1,449,341	¥1,480,556	$12,317
Equipment and other	126,530	134,820	120,504	1,003

	1,525,164	1,584,161	1,601,060	13,320
Less – Accumulated depreciation	(372,369)	(356,243)	(397,289)	(3,305)

Vehicles and equipment on operating leases, net	¥1,152,795	¥1,227,918	¥1,203,771	$10,015

Retail Leasing

In the area of retail leasing, Toyota’s finance subsidiaries purchase primarily new vehicle lease contracts originated by Toyota dealers. Lease contracts purchased must first meet specified credit standards after which the finance company assumes ownership of the leased vehicle. The finance company is generally permitted to take possession of the vehicle upon a default by the lessee. Toyota’s finance subsidiaries are responsible for contract collection and administration during the lease period. The residual value is normally estimated at the time the vehicle is first leased. Vehicles returned to the finance subsidiaries at the end of their leases are sold through a network of auction sites as well as through the Internet. In most cases, Toyota’s finance subsidiaries require lessees to carry fire, theft, collision and liability insurance on leased vehicles covering the interests of both the finance company and the lessee.

Retail Financing

Toyota’s finance subsidiaries purchase primarily new and used vehicle installment contracts from Toyota dealers. A significant portion of the used vehicle contracts purchased are certified Toyota used vehicle contracts which relate to vehicles purchased by dealers, reconditioned and certified to meet specified Toyota standards. These vehicles are then sold or leased with an extended warranty from Toyota. Installment contracts purchased must first meet specified credit standards. Thereafter, the finance company retains responsibility for contract collection and administration. Toyota’s finance subsidiaries acquire security interests in the vehicles financed and can generally repossess vehicles if customers fail to meet their contractual obligations. Almost all retail financings are non-recourse, which relieves the dealers from financial responsibility in the event of repossession. In most cases, Toyota’s finance subsidiaries require their retail financing customers to carry fire, theft, collision and liability insurance on financed vehicles covering the interests of both the finance company and the customer.

Toyota launched in fiscal 2001 an expanded tiered pricing program for retail vehicle contracts in the United States. The objective of this program is to better match customer risk with contract rates charged to allow profitable purchases of a wider range of risk levels. Implementation of this program contributed to increased contract yields and increased credit losses during fiscal 2003.

Toyota has historically sponsored, and continues to sponsor, special lease and retail programs by subsidizing below market lease and retail contract rates.

Wholesale Financing

Toyota’s finance subsidiaries also provide wholesale financing primarily to qualified Toyota vehicle dealers to finance inventories of new and used Toyota vehicles. The finance companies acquire security interests in vehicles financed at wholesale. Substantially all wholesale financing is backed by corporate or individual guarantees from or on behalf of participating dealers. If a dealer defaults, the finance companies have the right to liquidate any assets acquired and seek legal remedies pursuant to the guarantees.

Toyota’s finance subsidiaries also make term loans to dealers for business acquisitions, facilities refurbishment, real estate purchases and working capital requirements. These loans are typically secured with liens on real estate, other dealership assets and/or personal guarantees of the dealers.

Insurance

Toyota provides insurance services in the United States through its wholly owned subsidiary, Toyota Motor Insurance Services, Inc. Its principal activities include marketing, underwriting and claims administration. Toyota Motor Insurance Services, Inc. also provides coverage related to vehicle service agreements and contractual liability agreements sold by or through Toyota dealers to customers. In addition, Toyota Motor Insurance Services, Inc. insures and reinsures risks undertaken by Toyota’s distributors and finance subsidiaries. Toyota dealerships in Japan also engage in vehicle insurance sales.

Toyota currently has an ownership interest of approximately 33.4% in Aioi Insurance Co., Ltd, a leading insurance company in Japan. Toyota continues to use its strong relationship with Aioi to develop attractive consumer insurance products for Toyota’s automotive customers.

Other Financial Services

Toyota also established Toyota Financial Services Securities Corporation as a subsidiary of Toyota Financial Services Corporation. Toyota Financial Services Securities Corporation commenced operations in April 2001 to coincide with the launch of Toyota’s credit card business. Through this business, Toyota provides to its card holders in Japan convenient and reliable one-stop financial services. As of March 31, 2003, Toyota had 3.6 million card holders.

Other Operations

In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive business activities. Net sales for these activities totaled ¥795 billion in fiscal 2003, representing approximately 5.1% of Toyota’s total revenue for fiscal 2003, ¥729 billion in fiscal 2002 and ¥1.0 trillion in fiscal 2001. The most significant of Toyota’s other operations are its information technology related businesses, including certain intelligent transport systems and an e-commerce marketplace called Gazoo.com, and pre-fabricated housing. Substantially all of Toyota’s revenues from other operations were derived in Japan.

Information Technology

Toyota is involved in developing information technology related products and services through joint efforts with certain telecommunication and information services providers. Its primary partner in these development efforts is KDDI Corporation, a domestic telecommunications service provider that offers integrated mobile, domestic and international telecommunications services. Toyota currently holds an 11.7% interest in KDDI.

Toyota established Toyota InfoTechnology Center Co., Ltd., a joint venture among its affiliates and KDDI, in January 2001. Toyota InfoTechnology Center, USA., Ltd., a wholly-owned subsidiary of the joint venture, was established in April 2001. This joint venture focuses on research and development of advanced information technologies that address market needs. Toyota believes these technologies will be integral to the further development of information services businesses, including intelligent transport systems, and to the application of information technologies to its financial services businesses. Toyota holds a 65% interest in the joint venture.

Toyota also operates a Japanese-language web site, Gazoo.com. The name “Gazoo” originates from the Japanese word gazo meaning images. Gazoo was established as a membership Internet service linking Toyota, its national dealer network, and Gazoo members, and currently provides information on new and used Toyota automobiles and related services. Recently, prospective customers have requested information on automobiles through Toyota’s proprietary websites, at an average rate of approximately 30,000 requests per month, with approximately 10% of those users purchasing a Toyota automobile within three months of making a request. To further expand its motor vehicle information service, Toyota launched a new information service called G-Book in fall 2002 by integrating its MONET (Mobile Network) service with Gazoo. In addition to providing information on an increasing range of Toyota vehicles, Gazoo is also being expanded to provide a wider range of products and services, including information on Toyota’s various financial products. By collaborating with providers of various products and services, Toyota has transformed Gazoo into an active e-commerce marketplace.

Pre-fabricated Housing

Toyota is also engaged in the manufacture and sale of prefabricated housing. Toyota has adapted the core production systems and methodologies used in its automotive operations to this business. In order to enhance its prefabricated housing operations, in April 2003 Toyota established a subsidiary, Toyota Housing Corporation, which conducts sales of Toyota’s prefabricated housing units.

Governmental Regulation, Environmental and Safety Standards

Toyota is subject to laws in various jurisdictions regulating the levels of pollutants generated by its plants. In addition, Toyota is subject to regulations relating to the emission levels, fuel economy, noise and safety of its products. Toyota has incurred significant costs in complying with these regulations and expects to incur significant compliance costs in the future. However, Toyota’s management views leadership in environmental protection as an increasingly important competitive factor in the marketplace.

Vehicle Emissions

Japanese Standards

The Air Pollution Law of Japan and the Road Transportation Vehicle Law regulate vehicle emissions in Japan. In addition, both the Noise Regulation Law and the Road Transportation Vehicle Law provide for noise reduction standards on automobiles in Japan. Toyota’s vehicles manufactured for sale in Japan comply with all Japanese exhaust emission and noise level standards. In addition, Toyota is progressing with efforts to attain certification as “ultra low emission vehicles” for the majority of its automobile models under the Ministry of Land, Infrastructure and Transport’s Low Emission Vehicle Approval Standard. Under this standard, ultra low emission vehicles must achieve 75% emission reduction against standards established in fiscal 2000.

U.S. Federal Standards

The federal Clean Air Act directs the Environmental Protection Agency to establish and enforce air quality standards, including emission control standards on passenger cars, light-duty trucks and heavy-duty vehicles. Under current standards applicable to passenger cars and light-duty trucks produced in model years through 2003, manufacturers are obligated to recall vehicles that fail to meet these standards for ten years or 100,000 miles, whichever occurs first. Pursuant to the Clean Air Act, the Environmental Protection Agency determined that it was necessary to tighten standards further and in February 2000 decided to adopt more stringent vehicle emission and fuel economy standards applicable to passenger cars and light-duty trucks produced in model years 2004 and beyond. In the standards adopted for model years 2004 and beyond, manufacturers must guarantee that their vehicles meet the requirements for ten years or 120,000 miles, whichever occurs first. Manufacturers will not be permitted to sell vehicles in the United States that do not meet the new standards. Separate standards for heavy-duty vehicles are also in effect, and are expected to become more stringent. Toyota recently reached a settlement in a lawsuit with the Environmental Protection Agency and the U.S. Department of Justice concerning an alleged violation by Toyota of the Clean Air Act. For a description of this law suit, see “—Legal Proceedings”.

California Standards

Under the federal Clean Air Act, the State of California is permitted to establish its own, more stringent, emission control standards. As a result, the California Air Resources Board has established its own emission standards, known as the “Low Emission Vehicle Program”. In late 1998, the California Air Resources Board adopted additional vehicle emissions standards that must be phased in beginning in the 2004 model year. These new standards treat most light trucks the same as passenger cars and require both types of vehicles to meet the new emissions standards of the Low Emission Vehicle Program. As part of the original Low Emission Vehicle Program, the California Air Resources Board also required that a specified percentage of a manufacturer’s passenger cars and trucks sold in California for all model years 1998 and after be “zero-emission vehicles” (vehicles producing no emissions of regulated pollutants). The California Air Resources Board subsequently eliminated the zero-emission vehicles mandate for model years before 2005, and adopted a zero-emission vehicles requirement for model years 2005 and after. This zero-emission vehicles requirement also sets forth certain requirements that advanced technology vehicles such as hybrid cars and alternative fuel vehicles must meet to be recognized as “partial zero-emission vehicles”. Toyota’s battery- powered RAV4 EV compact sport-utility vehicle already qualifies as a zero-emission vehicle. The next-generation Prius that Toyota is planning to release is also qualified as a partial zero-emission vehicle under the new zero-emission vehicles requirement adopted by the California Air Resources Board. Toyota intends to continue to develop additional advanced technologies and alternative fuel technologies which will allow other vehicles using such technologies to qualify as zero-emission vehicles or partial-zero-emission vehicles. In July 2002, the California legislature passed new legislation that requires the California Air Resources Board to develop and adopt, by the end of 2004, regulations that achieve the maximum feasible reduction in greenhouse gas emissions. The regulations would apply to passenger vehicles, light trucks and other noncommercial personal vehicles from the 2009 model year onward.

Other States

Other states may adopt California’s regulations, including its zero-emission vehicle mandates, by meeting the requirements under the federal Clean Air Act.

The states of Massachusetts, New York, Vermont and Maine have adopted California’s Low Emission Vehicle Program, effective with model year 2001 or before. These states are also considering the adoption of California’s zero-emission vehicle requirement, which is currently under review.

The U.S. automotive industry proposed a National Low Emissions Vehicle program as an alternative to the adoption of California’s emission standards by other states. This program requires vehicle manufacturers to sell low emission vehicles within participating jurisdictions beginning with the 1999 model year and nationwide (excluding California) beginning with the 2001 model year. The Environmental Protection Agency has issued a rule under which manufacturers and members of the Ozone Transport Commission, consisting of 12 northeastern states and the District of Columbia, may adopt the National Low Emissions Vehicle program rather than the California program. All manufacturers and the members of the Ozone Transport Commission, except Maine, Massachusetts, New York and Vermont, have chosen to participate in this program. This program will be effective until the federal standards under the Clean Air Act become effective in model year 2004.

Canadian and Mexican Standards

Canada has established vehicle emission standards equivalent to the federal standards in the United States, including the heightened requirements that will be applicable to passenger cars and light trucks in model years 2004 and after. Mexico’s emission control standards are similar to those applicable in the United States after the 1994 model year.

European Standards

Current vehicle emission control standards applicable in the European Union are generally no more restrictive than U.S. standards. However, the European Council and the European Parliament have adopted a directive that establishes increasingly stringent emissions standards for passenger vehicles and light commercial vehicles. Under this directive, the standards adopted beginning with year 2000 require manufacturers to recall any vehicles which fail to meet the standards for five years or 80,000 kilometers, whichever occurs first. Toyota introduced vehicles complying with this directive in 1999. Under the standards to be adopted beginning with model year 2005, manufacturers will be obligated to meet the more stringent standards for five years or 100,000 kilometers, whichever occurs first. The Prius complies with this directive. Standards for heavy commercial vehicles have been adopted by the European Council and the European Parliament for model years 2005 and 2008 and thereafter.

Compliance with new emission control standards will present significant technological challenges to vehicle manufacturers and will likely require significant expenditures. Examples of these challenges include the development of advanced technologies, such as high performance batteries and catalytic converters, as well as the development of alternative fuel technologies. Manufacturers that are unable to develop commercially viable technologies within the time frames established by the new standards will be limited in the number and types of vehicles and engines they are able to sell in their principal markets.

Vehicle Fuel Economy

Japanese Standards

The Law Concerning Rationalization of Energy Usage requires automobile manufacturers to improve their vehicles to meet specified fuel economy standards. Toyota has complied with these regulations in all material respects. The law requires that the actual average fuel economy of gasoline-fueled vehicles proposed by each manufacturer comply with the fuel economy standards established thereunder by 2010, and that the actual average fuel economy of diesel-fueled vehicles proposed by each manufacturer comply with relevant fuel economy standards by 2005. Toyota is now developing gasoline-fueled and diesel-fueled vehicles that will meet these standards, with the aim of achieving early compliance with these standards for all of its automobiles. Furthermore, Japan has signed the United Nations Framework Convention on Climate Change and has agreed to take steps to restrain the emission of “greenhouse gases”. Japan ratified the Kyoto Protocol in June 2002. This protocol requires Japan to reduce its carbon dioxide emissions by 6% during the years 2008 to 2012 as measured from the 1990 base year if it becomes effective.

U.S. Standards

The Federal Motor Vehicle Information and Cost Savings Act requires automobile manufacturers to comply with Corporate Average Fuel Economy standards, commonly referred to as the CAFE standards. Under the CAFE standards, a manufacturer is subject to substantial penalties if, in any model year, its vehicles do not meet those standards. The current CAFE standards are 27.5 miles per gallon for passenger cars and 20.7 miles per gallon for light-duty trucks, including mini-vans and sport-utility vehicles. In April 2003, the National Highway Traffic Safety Administration established new CAFE standards for light-duty trucks of 21.0 miles per gallon for 2005 model year vehicles, 21.6 miles per gallon for 2006 model year vehicles and 22.2 miles per gallon for model 2007 vehicles. A manufacturer which meets the CAFE standards earns credits determined by the difference between the actual average fuel economy of its vehicles and the CAFE standards. Credits earned for the three preceding model years and credits projected to be earned for the next three model years can be used to meet CAFE standards in the current model year. Credits earned in respect of passenger cars may not be used for trucks and credits earned in respect of trucks may not be used for passenger cars. Passenger cars are further divided into the two categories “Domestic” and “Import”, and credits earned in one category may be not applied toward another category.

Although Toyota has met the current CAFE standards for both passenger cars and light-duty trucks, the enactment of the new, more stringent standards could have a significant impact on Toyota’s ability to offer its automobiles for sale in the United States.

Concern over the effect that carbon dioxide emissions may have on global warming has focused attention on the need for reducing fossil energy use, in part by increasing vehicle fuel economy. In November 1998, the United States signed the Kyoto Protocol. This protocol calls for the United States to reduce its carbon dioxide emissions by 7% during the years 2008 to 2012, as measured from the 1990 base year. The United States government currently has not ratified the protocol. However, the United States has been considering ways to achieve the called-for reductions, including more stringent CAFE standards, higher fuel costs and restrictions on fuel usage. In February 2002, the Bush administration released a climate change policy initiative stressing voluntary measures and a cap-and-trade program to stem the growth of greenhouse gas emissions. These actions would be costly to Toyota and could significantly restrict the products it is able to offer in the United States.

In addition, the Energy Tax Act of 1978 imposes a “gas guzzler” tax on automobiles with a fuel economy rating below specified levels.

European Standards

The European Union has signed the Kyoto Protocol and agreed to reduce carbon dioxide emissions by 8% during the years 2008 to 2012, as measured from the 1990 base year. In early 1999, the European Union entered into a voluntary engagement with the European Automotive Manufacturers Association which establishes an average emissions target of 140 grams of carbon dioxide per kilometer for new cars sold in the European Union in 2008. That target represents an average reduction in passenger vehicle fuel usage of 25%, measured from 1995 levels. In addition, the European Union has reaffirmed its goal of reducing average carbon dioxide emissions from new passenger cars to 120 grams per kilometer by 2012. As a result, automobile manufacturers have agreed to re-examine in 2003 the level of compliance towards the 2008 goal and whether further reductions are possible by 2012. The Japan Automobile Manufacturers Association and the Korean Automobile Manufacturers Association also entered into a similar voluntary engagement with the European Union with the year 2009 as a target year.

Vehicle Safety

Japanese Standards

Japanese safety regulations require manufacturers to equip their vehicles with safety features sufficient to ensure passenger safety for both head-on and side collisions occurring at speeds of up to 50 kilometers per hour. Japanese regulations also require vehicles to provide sufficient braking performance at high speeds. All Toyota motor vehicles currently sold in Japan meet or exceed applicable Japanese safety standards.

U.S. Standards

The U.S. National Traffic and Motor Vehicle Safety Act of 1966 requires vehicles and equipment sold in the United States to meet various safety standards issued by the National Highway Traffic Safety Administration. The Safety Act also authorizes the National Highway Traffic Safety Administration to investigate complaints relating to vehicle safety and to order manufacturers to recall and repair vehicles found to have safety-related defects. The cost of these recalls can be substantial depending on the nature of the repair and the number of vehicles affected.

In 2000, the National Highway Traffic Safety Administration issued various motor vehicle safety standards, including an interim final rule specifying performance requirements for advanced airbag systems. The rule imposes a new regimen of tests with stringent new injury criteria, and sets forth a compliance phase in schedule mandating that 20% of all vehicles produced by a manufacturer from September 2003, 65% from September 2004, and 100% from September 2005, meet the new safety standard. These standards add to the cost and complexity of designing and producing new motor vehicles and original motor vehicle equipment. Toyota expects to comply with the first phase of requirements scheduled to take effect in September 2003. The National Highway Traffic Safety Administration continues to make proposals on subjects such as fuel system crash integrity and universal child restraint anchorages.

The Transportation Recall Enhancement, Accountability and Documentation Act was enacted in the United States on November 1, 2000. This Act requires the National Highway Traffic Safety Administration to upgrade federal motor vehicle safety standards relating to tires based on a dynamic vehicle test that takes into account the rollover propensity of vehicles. It also requires the National Highway Traffic Safety Administration to initiate new rules that enhance its authority to gather information potentially relating to motor vehicle defects. This Act substantially increases the National Highway Traffic Safety Administration’s authority to impose civil penalties for noncompliance with regulatory requirements and specifies possible criminal penalties for violations of the federal Fraud and False Statements Act. Under this Act, beginning in 2002, the National Highway Traffic Safety Administration must upgrade regulations regarding tire-pressure monitoring systems, expand its New Car Assessment Program to implement consumer information programs for vehicle rollover resistance and child restraints and adopt extensive early warning defect reporting requirements.

Toyota actively invests in technologies designed to increase the safety of its vehicles. Toyota is developing technologies to increase the availability of existing safety systems to all segments of the market. These technologies include airbags, anti-lock braking systems and other safety features.

European and Other Standards

Vehicles sold in Europe are subject to separate vehicle safety regulations established by the European Union and by individual countries. Vehicle safety regulations in Canada are similar to those in the United States. Countries in South America and Asia have also established vehicle safety regulations.

Environmental Matters

Japanese Standards

Toyota’s automotive operations in Japan are subject to substantial environmental regulation under the Air Pollution Law, the Water Pollution Control Law, the Noise Regulation Law and the Vibration Control Law. Under these laws, if a business entity establishes or alters any facility that is regulated by these laws, the business entity is required to give prior notice to regulators, and if a business entity discharges or causes exhaust, wastewater, noise or vibration from such facility, the business entity is also required to comply with the applicable standards. Toyota is also subject to local regulations, which in some cases impose more stringent obligations than the Japanese central government requirements. Toyota has complied with these regulations in all material respects. Moreover, under the Waste Disposal and Public Cleaning Law, producers of industrial waste must dispose of industrial waste in the way prescribed in the Waste Disposal and Public Cleaning Law. Toyota has also complied with the Waste Disposal and Public Cleaning Law.

In February 2003, the Soil Contamination Countermeasures Law became effective in Japan. The Soil Contamination Countermeasures Law stipulates the contamination testing and removal measures that are required when land and facilities used to process hazardous materials are converted to residential areas or other public use. In addition, the Law on Recycling of End-of-Life Vehicles was promulgated in July 2002. Under the Law on Recycling of End-of-Life Vehicles, vehicle manufacturers are required to take back and recycle certain materials of end-of-life vehicles. Although the exact enforcement date of the provisions concerning such obligations of vehicle manufacturers has not yet been determined, these provisions will become effective within 30 months from the promulgation date of this law.

U.S. Standards

Toyota’s assembly, manufacturing and other operations in the United States are subject to a wide range of environmental regulation under the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Pollution Prevention Act of 1990 and the Toxic Substances Control Act. Toyota is also subject to a variety of state legislation that parallels, and in some cases imposes more stringent obligations than, federal requirements. These federal and state regulations impose severe restrictions on air- and water-borne discharges of pollution from Toyota facilities, the handling of hazardous materials at Toyota facilities and the disposal of wastes from Toyota operations. Toyota is subject to many similar requirements in its operations in Europe and Canada.

Moreover, the Environmental Protection Agency has promulgated more stringent National Ambient Air Quality Standards for Ozone and Particulate Matter, which define strategies needed to attain the new standards. Toyota expects growing pressure in the next several years to further reduce emissions from motor vehicles and manufacturing facilities.

European Standards

In September 2000, the European Union approved a directive that requires member states to promulgate regulations implementing the following by April 21, 2002:

•	manufacturers are to be financially responsible for taking back end-of-life vehicles put on the market after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, manufacturers will also be financially responsible for vehicles put on the market before July 1, 2002;

•	manufacturers may not use certain hazardous materials in vehicles to be sold after July 2003;

•	vehicles approved and put on the market from three years after the amendment of the relevant directive must, upon release, meet re-use and/or recyclability targets of 85% by weight per vehicle, as well as re-use and/or recoverability targets of 95% by weight per vehicle; and

•	end-of-life vehicles must meet actual re-use and recovery targets of 80% and 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015.

Currently, there are numerous uncertainties surrounding the form and implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. As of June 30, 2003, the following seven member states have adopted legislation to implement the directive: The Netherlands, Germany, Austria, Spain, Luxembourg, Portugal and Italy. In addition, Sweden and Denmark have existing legislation that partially implements the directive. Belgium has partially adopted legislation implementing the directive. Although all member states were required to enact legislation to implement the directive by April 21, 2002, implementation of the directive has been delayed in some countries and is now expected to be substantially finalized during 2003.

In addition, under this directive member states must take measures to ensure that car manufacturers, distributors and other auto-related businesses establish adequate used vehicle disposal facilities and to ensure that hazardous materials and recyclable parts are removed from vehicles prior to scrapping. This directive impacts Toyota’s vehicles sold in the European Union.

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2003. Depending on the legislation implemented in the eight member states that have not yet enacted legislation and other circumstances, Toyota may be required to provide additional accruals for the expected costs to comply with these regulations. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

The European Union has also issued directives and made proposals relating to the following subjects:

•	emission standards that include a framework permitting member states to introduce fiscal incentives to promote early compliance;

•	reaffirmation of its goal of reducing carbon dioxide emissions; and

•	reform of rules governing automotive distribution and service. Current block exemption on distribution would be amended and dealers could no longer be required by manufacturers to perform repair work.

Toyota believes that its operations are materially in compliance with environmental regulatory requirements concerning its facilities and products in each of the markets in which it operates. Toyota continuously monitors these requirements and takes necessary operational measures to ensure that it remains in material compliance with all of these requirements.

Toyota believes that environmental regulatory requirements have not had a material adverse effect on its operations. However, compliance with environmental regulations and standards has increased costs and is expected to lead to higher costs in the future. Therefore, Toyota recognizes that effective environmental cost management will become increasingly important. Moreover, innovation and leadership in the area of environmental protection are becoming increasingly important to remain competitive in the market. As a result, Toyota has proceeded with the development and production of environmentally friendly technologies, such as hybrid vehicles, fuel-cell vehicles and high fuel efficiency, low emission engines.

In addressing environmental issues, based on an assessment of the environmental impact of its products through their life cycles, Toyota as a manufacturer takes all possible measures in each life stage of a product, from development through production and sales, and continues to work toward technological innovations to make efficient use of resources and to reduce the burden on the environment.

Research and Development

Toyota’s research and development activities focus on the environment, vehicle safety, information technology and product development. For a detailed discussion of the company’s research and development policies for the last three years, see “Operating and Financial Review and Prospects — Research and Development, Patents and Licenses”.

The following table provides information for Toyota’s principal research and development facilities.

Facility	Principal Activity
Japan

Toyota Technical Center	Planning, design, vehicle evaluation, development of prototypes

Tokyo Design Research & Laboratory	Design research and development of advanced styling designs

Higashi-Fuji Technical Center	Research and advanced development on powertrains, materials, electronics and other matters

Shibetsu Proving Ground	Vehicle testing and evaluation

United States

Toyota Technical Center, U.S.A., Inc.	Testing and evaluation of U.S. parts and materials, emissions certification, technical research, development of products for North American market

Calty Design Research, Inc.	Design development in cooperation with Japanese designers

Europe

TMEM R&D Group	Evaluation of European vehicles and materials, research and investigation of technologies in Europe and support of European projects

Toyota Europe Design Development S.A.R.L.	Design development, model production and design survey

Toyota Motorsport GmbH	Development of Formula One race cars

The success of Toyota’s research and development activities is a key element of Toyota’s strategy. The effectiveness of Toyota’s research and development activities is subject to a number of factors, some of which are not in Toyota’s control. These factors include the introduction of innovations by Toyota’s competitors that may reduce the value of Toyota’s initiatives and Toyota’s ability to convert its research and development into commercially successful technologies and products.

Components and Parts, Raw Materials and Sources of Supply

Toyota purchases parts, components, raw materials, equipment and other supplies from several competing suppliers located around the world. Toyota works closely with its suppliers to obtain the best supplies. Toyota believes that this policy encourages technological innovation, cost reduction and other competitive measures. As a result, no single supplier accounted for more than 5% of Toyota’s consolidated purchases of raw materials, parts and equipment during fiscal 2003, except for Denso Corporation, an affiliate of Toyota, which supplied approximately 10% of Toyota’s purchases during fiscal 2003. Toyota plans to continue purchases based on the same principle and does not anticipate any difficulty in obtaining supplies in the foreseeable future.

As part of its globalization plan, Toyota is taking steps to increase purchases from both new and existing suppliers outside of Japan. Toyota’s largest sources of supply outside Japan are currently located in the United States. In 2004, Toyota expects to launch its IMV Project, a global network designed to supply pickup trucks, multipurpose vehicles and major vehicle components to Southeast Asia, Europe, Africa, Central and South America and other regions from production bases in ASEAN countries, South Africa and Argentina. Toyota believes the network will enhance its overall competitiveness by coordinating Toyota’s worldwide development, procurement and production activities. Moreover, Toyota is also planning to introduce a new global logistical support system in several steps in conjunction with the launch of new models. This new support system will be used to determine the optimum means and routes of transportation, and to coordinate procurement activities in accordance with production status and the availability of delivery vehicles. This system is designed to further Toyota’s globalization efforts by establishing an internal standard for worldwide procurement and distribution in order to reduce production lead times and production costs, thereby ensuring timely delivery to customers.

Historically, the price of principal raw materials used by Toyota to produce its products have not been volatile.

Toyota’s ability to continue to obtain supplies in an efficient manner is subject to a number of factors, some of which are not in Toyota’s control. These factors include the ability of its suppliers to provide a continued source of supplies and the effect on Toyota of competition by other users in obtaining the supplies.

Intellectual Property

Toyota holds numerous Japanese and foreign trademarks, patents, design patents and utility model registrations. It also has a number of applications pending for Japanese and foreign patents. A utility model registration is a right granted under the laws of certain countries to inventions of less patentability than those which qualify for patents. In general, the effective period for a utility model registration is shorter than that granted for a patent. While Toyota considers all of its intellectual property to be important, it does not consider any one or group of patents, trademarks or utility model registrations to be so important that their expiration or termination would materially affect Toyota’s business.

Capital Expenditures and Divestitures

Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2000 and March 31, 2003, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

	Total Cost
Description of Activity	(billions of yen)	Location	Method of Financing
Investment primarily in manufacturing facilities to undertake model changes by Toyota Motor Corporation	771.1	Japan	Internal funds
Investment primarily in new technology and products by Daihatsu Motor Co., Ltd.	91.9	Japan	Internal funds
Investment primarily in new technology and products by Toyota Motor Kyushu, Inc.	49.3	Japan	Internal funds
Investment primarily in new technology and products by Toyota Motor Hokkaido, Inc.	35.4	Japan	Internal funds
Investment primarily in new technology and products by Hino Motors Ltd.	22.3	Japan	Internal funds
Investment to promote localization by Toyota Motor Manufacturing, Indiana, Inc.	148.0	United States	Internal funds

	Total Cost
Description of Activity	(billions of yen)	Location	Method of Financing
Investment to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	132.0	United States	Internal funds
Investment to promote localization by Toyota Motor Manufacturing, Canada, Inc.	95.5	Canada	Internal funds
Investment to promote localization by Toyota Motor Manufacturing (UK) Limited	60.9	United Kingdom	Internal funds
Investment to promote localization by Toyota Motor Manufacturing France S.A.S.	50.9	France	Internal funds
Investment to promote localization by Toyota Motor Manufacturing, Alabama, Inc.	24.6	United States	Internal funds
Investment primarily in leased automobiles by Toyota Motor Credit Corporation	1,032.0	United States	Internal funds and borrowings
Investment primarily in facilities for telecommunications business by IDO Corporation*	68.8	Japan	Internal funds and borrowings

*	(See Note 2 to Japanese GAAP selected financial data.)

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between October 2002 and March 2004, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

	Total Cost
Description of Activity	(billions of yen)	Amount Paid(billions of yen)	Location	Method of Financing
Investment primarily in manufacturing facilities by Toyota Motor Corporation	457.0	157.3	Japan	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Kentucky, Inc.	60.9	24.0	United States	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Canada, Inc.	60.5	31.3	Canada	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Indiana, Inc.	46.3	16.7	United States	Internal funds
Investment primarily in manufacturing facilities by Daihatsu Motor Co., Ltd.	37.3	8.3	Japan	Internal funds
Investment primarily in manufacturing facilities by Hino Motors Ltd.	30.2	7.2	Japan	Internal funds

Set forth below is additional information with respect to Toyota’s material plans to construct, expand or improve its facilities, presented on a “by facility” basis.

Canada Plant.    Toyota commenced expansion of a manufacturing plant in Canada in 2001. This expansion will increase total annual production capacity from 200,000 to 250,000 units. In addition, a portion of the plant will be converted from the production of the Camry Solara to the production of the Lexus RX330, with an annual production capacity of 60,000 units. The expansion is expected to be completed in the autumn of 2003. The total cost for this expansion is expected to be approximately $450 million. These construction costs have been, and will be, financed through internal funds.

Czech Republic Plant.    Toyota and PSA Peugeot Citroën commenced construction of a joint plant in the Czech Republic in April 2002. The plant will be used to produce small passenger vehicles, and will have an annual production capacity of approximately 300,000 units. The plant is expected to commence operations in 2005. The total cost of this plant is expected to be approximately 1.5 billion euros. To date, Toyota’s portion of these construction costs has been financed through internal funds. Toyota has not decided how it will finance the remaining portion of its construction costs.

Poland Plant.    Toyota commenced construction of a plant in Poland in August 2002. The expansion will enable the plant to manufacture 250,000 gasoline engines per year and increase the annual production capacity of manual transmissions from 250,000 to 550,000 units. The plant will also be used to produce up to 250,000 manual transmissions for Yaris, Corolla and Avensis models produced in Europe, as well as up to 250,000 engines and 300,000 manual transmissions per year for a new passenger vehicle to be produced in the Czech Republic by Toyota and PSA Peugeot Citroën starting 2005. The expansion is expected to be completed by the end of 2004. The total cost for the expansion is expected to be approximately 400 million euros. To date, these construction costs has been financed through internal funds. Toyota has not decided how it will finance any remaining construction costs.

Mexico Plant.    Toyota commenced construction of a plant in Mexico in June 2002. The plant will be used initially to produce truck beds for the Tacoma pickup truck, and it will have an annual production capacity of approximately 170,000 truck beds. The plant will also be used to produce approximately 20,000 completed Tacoma pickup trucks per year. The plant is expected to commence operations in August 2004, and it is scheduled to begin producing completed pickup trucks in 2005. The total cost of this plant is expected to be approximately $140 million. These construction costs have been, and are expected to be, financed through internal funds.

Texas Plant.    Toyota commenced expansion of a plant in Texas in February 2003. The plant will be used to produce full-size Tundra pickup trucks, and will have an initial annual production capacity of approximately 150,000 units. The plant is expected to commence operations in 2006. The total cost of this plant is expected to be approximately $800 million. Toyota has not decided how it will finance these construction costs.

Toyota does not collect information on the amount of expenditures already paid for each plant under construction because Toyota believes that it is difficult and it would require unreasonable effort to identify and categorize each expenditure item with reasonable accuracy as past and future expenditures. Toyota’s construction projects consist of numerous expenditures, each of which is continuously being adjusted and incurred in variable and constantly changing amounts as part of the overall work-in-progress.

Seasonality

Toyota has historically experienced slight seasonal fluctuations in unit sales. For each of the past three years, Toyota’s unit sales levels have been highest in March of each year, with approximately 10 to 11% of annual unit sales generated during that month. For each of the past three years, Toyota’s unit sales levels have been lowest in January of each year, with approximately 6 to 8% of annual unit sales generated during that month.

Legal Proceedings

United States Antitrust Proceedings

In February 2003, Toyota, General Motors Corporation, Ford, DaimlerChrysler, Honda, Nissan and BMW and their U.S. and Canadian sales and marketing subsidiaries, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported nationwide class actions on behalf of all purchasers of new motor vehicles in the United States since January 1, 2001. These actions were filed in federal courts in California, Illinois, New York, Massachusetts, Florida, New Jersey and Pennsylvania.

Additionally, parallel class actions were filed in state courts in California, Minnesota, New Mexico, New York, Tennessee, Wisconsin, Arizona, Florida and New Jersey on behalf of the same purchasers in these states. As of May 31, 2003, approximately 70 such cases were pending before the various federal and state courts.

The nearly identical complaints allege that the defendants violated the Sherman Antitrust Act by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market. The complaints allege that new vehicle prices in Canada are 10% to 30% lower than those in the United States and that preventing the sale of these vehicles to United States citizens resulted in United States consumers paying excessive prices for the same type of vehicles. The complaints seek permanent injunctions against the alleged antitrust violations and treble damages in an unspecified amount. The cases are at a preliminary stage; no defendant has yet answered the complaints and there has been no decision on the certification of the alleged cases. Toyota believes that its actions have been lawful and intends to vigorously defend these cases.

On-board Diagnostic System Proceedings

On September 2, 1998, the California Air Resources Board issued a recall order against Toyota and its U.S. subsidiary, Toyota Technical Center, U.S.A., Inc., seeking the recall of approximately 337,000 Toyota and Lexus vehicles in the 1996, 1997 and 1998 model years sold in California. The California Air Resources Board claimed that the on-board diagnostic systems installed in these vehicles did not properly detect gas vapor leaks within the vehicles and illuminate warning lights when required by evaporative emissions regulatory requirements. In October 1998, Toyota filed a petition contesting the recall order under California administrative hearing procedures. After a full hearing on the claims, an administrative law judge in February 2000 issued a recommended decision concluding that (i) the Toyota vehicles meet the applicable standard for evaporative emissions monitoring, (ii) Toyota did not timely inform the California Air Resources Board of certain enabling conditions programmed into the operation of the evaporative emissions monitoring system, and (iii) the recall order should be dismissed. In February 2002, Toyota and the California Air Resources Board executed a settlement under which Toyota contributed funds to the state Air Pollution Control Fund and to selected projects proposed by the Air Resources Board staff. In addition, Toyota will extend warranties for the evaporative emission control system of relevant Toyota models from 3 years or 50,000 miles to 14 years or 150,000 miles and will accelerate introduction of near-zero-emission cars. The total estimated cost of the settlement to Toyota has been agreed to be $7.9 million.

On July 12, 1999, the U.S. Environmental Protection Agency, represented by the U.S. Department of Justice, filed a federal lawsuit against Toyota’s U.S. subsidiary, Toyota Motor Sales U.S.A., Inc., in the United States District Court for the District of Columbia. This lawsuit relates to approximately 2.2 million Toyota and Lexus vehicles in the 1996, 1997 and 1998 model years sold in the United States (including the vehicles subject to the California proceeding). This lawsuit alleges that Toyota violated the U.S. Clean Air Act as a result of similar claims of noncompliance with on-board diagnostic systems as were raised in the California proceeding. The complaint seeks a judgment enjoining Toyota from selling in the United States any new vehicle between the 1996 and 1998 model years that does not conform to the applicable federal regulations and ordering Toyota to take appropriate action to remedy the alleged violations of the Clean Air Act, as well as civil penalties of up to $27,500 for each vehicle allegedly sold in violation of that Act. In November 1999, the Environmental Protection Agency and the Department of Justice named Toyota and its U.S. subsidiary, Toyota Technical Center, U.S.A., Inc. as additional defendants.

In March 2003, Toyota and the Environmental Protection Agency and the Department of Justice agreed to a settlement and submitted it to the United States District Court for the District of Columbia. Under the settlement terms, Toyota will contribute funds to certain supplemental environmental projects and make settlement payments to the United States government. In addition, Toyota will extend warranties for the evaporative emission control systems of relevant Toyota models from 3 years or 50,000 miles to 14 years or 150,000 miles and will accelerate the introduction of near-zero-emission cars. The total estimated cost of the settlement to Toyota is currently estimated to be $32.7 million.

Other Proceedings

Toyota has various other legal actions, governmental proceedings and other claims pending against it, including product liability claims in the United States. Although the claimants in some of these actions seek potentially substantial damages, Toyota cannot currently determine its potential liability or the damages, if any, with respect to these claims. However, based upon information currently available to Toyota, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota’s financial position, operating results or cash flows.

4.C	ORGANIZATIONAL STRUCTURE

As of March 31, 2003, Toyota Motor Corporation had 304 Japanese subsidiaries and 196 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries the country of incorporation and the percentage ownership and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership and Voting Interest
Tokyo Toyota Motor Co., Ltd.	Japan	100.00
Tokyo Toyo-Pet Motor Sales Co., Ltd.	Japan	100.00
Osaka Toyopet Co., Ltd.	Japan	100.00
Toyota Tokyo Corolla Co., Ltd.	Japan	100.00
Hino Motors, Ltd.	Japan	50.41
Toyota Motor Kyushu, Inc.	Japan	100.00
Daihatsu Motor Co., Ltd.	Japan	51.41
Toyota Motor Hokkaido, Inc.	Japan	100.00
Araco Corporation	Japan	75.04
Toyota Financial Services Corporation	Japan	100.00
Toyota Finance Corporation	Japan	100.00
Toyota Motor North America, Inc.	United States	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00
Toyota Motor Manufacturing North America, Inc.	United States	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00
Toyota Motor Manufacturing, Canada, Inc.	Canada	100.00
Toyota Motor Credit Corporation	United States	100.00
Toyota Credit Canada Inc.	Canada	100.00
Toyota Motor Europe S.A./N.V.	Belgium	100.00
Toyota Motor Marketing Europe S.A./N.V.	Belgium	100.00
Toyota Deutschland G.m.b.H.	Germany	100.00
Toyota (GB) PLC	United Kingdom	100.00
Toyota France S.A.	France	100.00
Toyota Motor Italia S.p.A.	Italy	100.00
Toyota Motor Engineering & Manufacturing Europe S.A./N.V.	Belgium	100.00
Toyota Motor Manufacturing (UK) Ltd.	United Kingdom	100.00
Toyota Kreditbank G.m.b.H.	Germany	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00
Toyota Financial Services (UK) PLC	United Kingdom	100.00
Toyota Motor Asia Pacific Pte Ltd.	Singapore	100.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00
Toyota Motor Thailand Co., Ltd.	Thailand	86.43
Toyota Finance Australia Ltd.	Australia	100.00
Toyota Leasing (Thailand), Co., Ltd.	Thailand	75.87
Toyota South Africa Motors (Pty) Ltd.	South Africa	100.00

4.D	PROPERTY, PLANTS AND EQUIPMENT

As of March 31, 2003, Toyota and its affiliates produced automobiles and related components through 66 manufacturing facilities and organizations, of which 26 were located in Japan. The remaining facilities are located principally in Argentina, Australia, Brazil, Canada, China, India, Malaysia, the Philippines, Thailand, the United States and the United Kingdom.

In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

The following table sets forth information, as of March 31, 2003, with respect to Toyota’s principal facilities and organizations, all of which are owned by Toyota or its subsidiaries. However, small portions, all under 15%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Floor Space (thousand square meters)	Principal Products or Functions
Japan

Tahara Plant	Tahara-cho, Aichi Pref.	1,150	Automobiles
Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	1,000	Research and Development
Motomachi Plant	Toyota City, Aichi Pref.	830	Automobiles
Kamigo Plant	Toyota City, Aichi Pref.	550	Automobile parts
Takaoka Plant	Toyota City, Aichi Pref.	710	Automobiles
Tsutsumi Plant	Toyota City, Aichi Pref.	610	Automobiles
Myochi Plant	Miyoshi-cho, Aichi Pref.	270	Automobile parts
Kinu-ura Plant	Hekinan City, Aichi Pref.	360	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	450	Automobiles
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref.	230	Research and Development
Toyota Motor Kyushu, Inc.	Miyata-cho, Fukuoka Pref.	260	Automobiles
Daihatsu Motors Co., Ltd.	Ikeda City, Osaka, etc.	960	Automobiles
Hino Motors, Ltd.	Hino City, Tokyo, etc.	890	Automobiles

Outside Japan

Toyota Motor Manufacturing Kentucky, Inc.	Kentucky, U.S.A.	700	Automobiles
Toyota Motor Manufacturing Indiana, Inc.	Indiana, U.S.A.	320	Automobiles
Toyota Motor Sales, U.S.A., Inc.	California, U.S.A.	3,900	Sales facilities and Leased Automobiles
Toyota Motor Manufacturing Canada Inc.	Ontario, Canada	280	Automobiles
Toyota Motor Manufacturing (UK) Limited	Burnaston and Deeside, UK	300	Automobiles

Toyota is constantly engaged in upgrading, modernizing and revamping the operations of its manufacturing facilities, based on its assessment of market needs and prospects. As market conditions and Toyota’s business objectives evolve, Toyota adjusts its capacity and utilization by opening, closing, expanding or downsizing production facilities accordingly. As a result, Toyota believes it is difficult and it would require unreasonable effort to track the exact productive capacity and the extent of utilization of each of its manufacturing facilities with a reasonable degree of accuracy. Toyota believes that its manufacturing facilities are generally all operating within normal operating capacity and not substantially below capacity.

As of March 31, 2003, property, plant and equipment having a net book value of approximately ¥134,033 million was pledged as collateral securing indebtedness incurred by Toyota’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.

Toyota considers all its principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of its operations.

See “— Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s material plans to construct, expand or improve facilities.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A	OPERATING RESULTS

All financial information discussed in this section is derived from Toyota’s consolidated financial statements that appear elsewhere in this annual report on Form 20-F. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Overview

Toyota’s business segments are automotive operations, financial services operations and all other operations. Automotive operations is Toyota’s most significant segment, accounting for approximately 90% of Toyota’s total revenues before the elimination of intersegment revenues and 97% of Toyota’s operating income before the elimination of intersegment revenues and costs for the year ended March 31, 2003. Toyota’s primary markets based on vehicle unit sales for the year ended March 31, 2003 were: Japan (36%), North America (32%) and Europe (13%).

Automotive Market Environment

The worldwide automotive market is highly competitive and cyclical. Demand for automobiles in each market can vary substantially from year to year. Demand depends to a large extent on general economic conditions in a given market, the cost of purchasing and operating automobiles and the availability and cost of credit and fuel.

Toyota’s vehicle unit sales in Japan increased slightly during fiscal 2003 resulting from the active introduction of new models that met customer needs and the strong sales efforts of domestic dealers during a period of continued increased competition from other domestic manufacturers. This follows a decrease in Toyota’s vehicle unit sales in Japan during fiscal 2002 resulting primarily from an overall industry decline in the Japan market and increased competition from other domestic manufacturers, and an increase during fiscal 2001 resulting from the active introduction of new models that met customer needs and the strong sales efforts of domestic dealers. Toyota’s vehicle unit sales in North America and Europe increased steadily during fiscal 2003, 2002 and 2001, reflecting strong demand for Toyota vehicles in both of these regions. Toyota vehicle unit sales increased in these markets during fiscal 2003 despite a general slowdown in global economic growth. In the aggregate, Toyota’s vehicle unit sales in all other markets increased significantly during fiscal 2003 following increases in fiscal 2002 and 2001 reflecting strong growth in Asian markets and the impact of inclusion of full year results of Kuozui Motors Ltd. (“Kuozui”)

Toyota’s share of total vehicle unit sales in each market is influenced by the quality, price, design, performance, safety, reliability, economy and utility of its vehicles compared with those offered by other manufacturers. The timely introduction of new or modified vehicle models is also an important factor in satisfying customer demand. Toyota’s ability to satisfy changing customer preferences can affect its revenues and earnings significantly.

The profitability of Toyota’s automotive operations is affected by many factors. These factors include:

•	vehicle unit sales volumes,

•	the mix of vehicle models and options sold,

•	the levels of price discounts and other sales incentives and marketing costs,

•	the cost of customer warranty claims and other customer satisfaction actions,

•	the cost of research and development and other fixed costs,

•	the ability to control costs,

•	the efficient use of production capacity, and

•	changes in the value of the Japanese yen and other currencies in which Toyota does business.

Changes in laws, regulations, policies and other governmental actions can also materially impact the profitability of Toyota’s automotive operations. These laws, regulations and policies include those affecting environmental matters and vehicle safety, fuel economy and emissions that add significantly to the cost of vehicles. The European Union has approved a directive that requires manufacturers to be financially responsible for taking back end-of-life vehicles and to take measures to ensure that adequate used vehicle disposal facilities are established and that hazardous materials and recyclable parts are removed from vehicles prior to scrapping. You should read “– Legislation Regarding End-of-Life Vehicles” and “Information on the Company – Business Overview – Governmental Regulation, Environmental and Safety Standards” for a discussion of these laws, regulations and policies. In addition, you should read “Information on the Company – Business Overview – Legal Proceedings” for a discussion of legal proceedings involving Toyota and the California Air Resources Board and the U.S. Environmental Protection Agency.

Many governments also regulate local content, impose tariffs and other trade barriers and enact price or exchange controls which can limit an automaker’s operations and can make the repatriation of profits to an automaker’s home country difficult. Changes in these laws, regulations, policies and other governmental actions may affect the production, licensing, distribution or sale of Toyota’s products, cost of products or applicable tax rates. Toyota is currently one of the defendants in purported national class actions alleging violations of the U.S. Sherman Antitrust Act. For a more detailed description of this proceeding, see “Information on the Company – Business Overview – Legal Proceedings”.

The worldwide automotive industry is in a period of globalization and consolidation, which may continue for the foreseeable future. As a result, the competitive environment in which Toyota operates is likely to intensify. Toyota believes it has the resources, strategies and technologies in place to compete effectively in the industry as an independent company for the foreseeable future.

In August 2001, Toyota acquired additional ownership interest in Hino Motors Ltd. (“Hino”) for ¥66.3 billion in cash. As a result, Toyota’s ownership interests in Hino increased by 13.6% to 50.2% and Toyota’s consolidated financial statements include the accounts of Hino from the acquisition date. Previously Hino was accounted for using the equity method. Hino is primarily engaged in the design, manufacturing and sale of trucks, buses and related parts. As a result of the Hino acquisition, Toyota’s ownership interest in Kuozui, an auto body manufacturing company in Taiwan, increased to 56.7% and Kuozui became a consolidated subsidiary of Toyota. Fiscal 2003 is the first full year that Toyota’s consolidated financial statements include in the operating results of Hino and Kuozui.

Financial Services Operations

The worldwide financial services market is highly competitive. The market for automobile financing has grown as more consumers are financing their purchases, particularly in North America and Europe. Toyota faces increasing competition in its financial services operations from financial institutions including banks, savings institutions and leasing companies. These leasing companies include those affiliated with other automobile manufacturers, in particular those of the major U.S. producers. As competition increases, spreads earned on financing transactions may decrease and market share may also decline as customers obtain financing for Toyota vehicles from alternative sources.

Toyota’s portfolio of finance receivables and investment in vehicles and equipment on operating leases continued to increase during fiscal 2003 resulting primarily from the continued expansion of its financial services operations in North America.

Toyota’s financial services operations also include loans and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value added service. Toyota intends to continue to expand its network of finance subsidiaries to bring its financial services business to more countries. During fiscal 2001, Toyota launched in the United States an expanded tiered pricing program for retail vehicle contracts. The objective of the program is to better match customer risk with contract rates charged to allow profitable purchases of a wider range of risk levels. Implementation of the tiered pricing program has contributed to increased contract yields and increased credit losses during fiscal 2002 and 2003 in connection these higher risk contracts.

Toyota launched its credit card business in Japan in April 2001. Toyota had 3.6 million cardholders and 2.4 million cardholders as of March 31, 2003 and 2002, respectively, and credit card receivables were ¥95.4 billion and ¥54.6 billion at March 31, 2003 and 2002, respectively.

Toyota has continued to originate operating leases to finance new Toyota vehicles. These leasing activities are subject to residual value risk. Residual value risk arises when the lessee of a vehicle does not exercise the option to purchase the vehicle at the end of the lease. The number of vehicles returned at the end of leases has grown in recent years. For example, fewer than 20% of vehicles leased by Toyota Motor Credit Corporation, Toyota’s financing subsidiary located in the United States, were returned at the end of the applicable lease period during fiscal 1996, compared to a return rate of approximately 50% during fiscal 2002 and 2003. To avoid a loss on a vehicle returned to Toyota at the end of the lease, Toyota must resell or re-lease the vehicle at or above the residual value of the vehicle. If Toyota is unable to realize the residual value for the vehicle, it will incur a loss at the end of the lease. This loss would offset any earnings on the lease. In recent years, the resale values of returned vehicles have been depressed, primarily because of an increased supply of used vehicles in the market that has depressed market prices. In addition, sales and financing incentives in the automotive industry, particularly in the United States, continued in fiscal 2003, adversely affecting resale values. To the extent that sales incentives remain an integral part of sales promotion (reducing new vehicle prices and cost of ownership), resale prices of used vehicles and, correspondingly, the carrying value of Toyota’s leased vehicles could be subject to further downward pressure. As a result of the depressed market prices of used vehicles, Toyota has incurred losses related to residual values during each of the past three fiscal years.

Toyota maintains an overall risk management strategy to mitigate its exposure to fluctuations in interest rates and currency exchange rates. Toyota enters into interest rate swap agreements and cross currency interest rate swap agreements to convert its fixed-rate debt to variable-rate functional currency debt. Toyota formally documents relationships between the derivative instrument and the hedged item, as well as its risk-management strategy for undertaking hedge transactions. If Toyota elects fair value hedge accounting, derivative instruments are designated with specific liabilities on Toyota’s consolidated balance sheet, and the fair value quarterly change component of each derivative instrument and hedged item is included in the assessment of hedge effectiveness. Most interest rate swap agreements are executed as an integral part of specific debt transactions, achieving designated hedges. Toyota uses cross currency interest rate swap agreements to entirely hedge exposure to exchange rate fluctuations on principal and/or interest payments and to manage its exposure to interest rate fluctuations. Certain derivative instruments are entered into to hedge interest rate risk from an economic perspective and are not designated to specific assets or liabilities on Toyota’s consolidated balance sheet. Accordingly, unrealized gains or losses related to derivatives that are not designated to specific assets and liabilities on Toyota’s consolidated balance sheet are recognized currently. As a result, current earnings are impacted by these non-designated derivatives. During fiscal 2003, earnings were unfavorably impacted by the recognition of realized and unrealized losses on these non-designated derivatives. Toyota does not use any derivative instruments for trading purposes.

In addition, funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs during fiscal 2003 decreased as a result of lower interest rates primarily in the United States.

At March 31, 2001, Toyota had a 49.9% ownership interest in The Chiyoda Fire and Marine Insurance Company (“Chiyoda”), which was accounted for using the equity method of accounting, and a 19.3% ownership interest in Dai-Tokyo Fire and Marine Insurance Company Limited (“Dai-Tokyo”), which was accounted for as a marketable security investment. On April 1, 2001, Chiyoda and Dai-Tokyo merged with Dai-Tokyo being the surviving corporation and Dai-Tokyo changed its name to Aioi Insurance Co., Ltd. (“Aioi”). Toyota’s ownership interest in Aioi at the merger was 33.4% and Toyota is accounting for its ownership in Aioi using the equity method of accounting.

Other Business Operations

Toyota’s other business operations include information technology and telecommunications, intelligent transport systems, GAZOO, housing, marine, biotechnology and afforestation, and industrial equipment and logistics systems. The housing business, which is major business component in Toyota’s other business operations, operates in the prefabricated housing market.

Toyota was engaged in the telecommunications business through its subsidiary, IDO Corporation (“IDO”). IDO was a provider of cellular services in Japan. On October 1, 2000, IDO merged with two Japanese telecommunication companies and Toyota’s ownership interest in DDI Corporation (“KDDI”), the surviving entity, became 13.3%. At the date of the transaction, IDO ceased to be a consolidated subsidiary of Toyota and Toyota’s ownership interest in KDDI is accounted for as a marketable security investment.

On April 1, 2001, Toyota sold its industrial equipment business to Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd.), an affiliate of Toyota Motor Corporation that is accounted for using the equity method of accounting.

Toyota does not expect its other business operations to provide a material contribution to Toyota’s consolidated results of operations.

Currency Fluctuations

Toyota is sensitive to fluctuations in foreign currency exchange rates. In addition to the Japanese yen, Toyota is principally exposed to fluctuations in the value of the U.S. dollar and the euro and to a lesser extent the British pound. Toyota’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Changes in foreign currency exchange rates may positively or negatively affect Toyota’s revenues, gross margins, operating costs and expenses, operating income, net income and retained earnings.

Translation risk is the risk that Toyota’s financial statements for a particular period or for a particular date will be affected by changes in the prevailing exchange rates of the currencies in those countries in which Toyota does business against the Japanese yen. Even though the fluctuations of currencies against the Japanese yen can be substantial and, therefore, significantly impact comparisons with prior periods and among various geographic markets, the translation effect is a reporting consideration and does not reflect Toyota’s underlying results of operations. Toyota does not hedge against translation risk.

Transaction risk is the risk that the currency structure of Toyota’s costs and liabilities will deviate from the currency structure of sales proceeds and assets. Transaction risk relates primarily to sales proceeds from Toyota’s non-domestic sales produced in Japan and, to a lesser extent, sales proceeds from Toyota’s continental European sales produced in the United Kingdom.

Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has localized much of its production by constructing production facilities in the major markets in which it sells its vehicles. In 2002,

Toyota produced 56% of Toyota’s non-domestic sales outside Japan. In North America, 58% of vehicles sold in 2002 were produced locally. In Europe, 43% of vehicles sold in 2002 were produced locally. Local operations permit Toyota to purchase many of the supplies and resources used in the production process in a manner that matches the currencies of local revenues with the currencies of local expenses.

Toyota also enters into currency borrowings and other hedging instruments to address a portion of its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations, which in some years can be significant. See note 20 to Toyota’s consolidated financial statements for additional information regarding the extent of Toyota’s use of derivative financial instruments to hedge foreign currency exchange rate risks.

Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income. A strengthening of the Japanese yen against other currencies has the opposite effect. The Japanese yen has on average been stronger against the U.S. dollar during fiscal 2003, weaker against the U.S. dollar during fiscal 2002 and stronger against the U.S. dollar during fiscal 2001. At the end of fiscal 2003, 2002 and 2001, the Japanese yen was stronger, weaker and weaker, respectively, against the U.S. dollar in comparison to the end of the prior fiscal year. During the first quarter of fiscal 2004, the Japanese yen was stronger against the U.S. dollar, on an average basis, as compared to fiscal 2003, and was particularly stronger, on an average basis, as compared to the first quarter of fiscal 2003. The Japanese yen has on average been weaker against the euro during fiscal 2003 and fiscal 2002 and stronger against the euro during fiscal 2001. At the end of each of fiscal 2003, 2002 and 2001, the Japanese yen was weaker against the euro in comparison to the end of the prior fiscal year.

Segmentation

Toyota’s most significant business segment is its automotive operations. Toyota carries out its automotive operations as a global competitor in the worldwide automotive market and uses a worldwide approach to the management of its automotive operations. In doing so, Toyota’s management allocates resources to, and assesses the performance of, its automotive operation on a worldwide basis as a single segment. Toyota does not manage any subset of its automotive operations, such as domestic or overseas operations or parts, as separate segments.

The management of the automotive operations is aligned on a functional basis with managers having oversight responsibility for the major operating functions within the segment. Management assesses financial and non-financial data such as units of sale, units of production, market share information, vehicle model plans and plant location costs to allocate resources within the automotive operations.

Geographical Breakdown

The following table sets forth Toyota’s revenues from external customers in each of its geographical markets for the past three fiscal years.

	Year Ended March 31,
	2001	2002	2003
	(in millions)
Japan	¥6,340,590	¥6,384,807	¥6,621,054
North America	4,741,810	5,475,405	5,929,803
Europe	1,013,967	1,265,509	1,514,683
All Other Markets	858,870	1,064,587	1,436,013

Results of Operations — Fiscal 2003 Compared with Fiscal 2002

Net Revenues

Toyota had net revenues for fiscal 2003 of ¥15,501.6 billion, an increase of ¥1,311.2 billion, or 9.2%, compared to the prior year. This increase principally reflects the impact of increased vehicle unit sales, the impact of the full year consolidation of Hino and Kuozui, increased parts and service sales and the impact of increased financings. These increases were partially offset by the impact of changes in sales mix and the impact of fluctuations in foreign currency translation rates particularly against the U.S. dollar. Eliminating the difference in the yen value used for translation purposes, revenues would have been approximately ¥15,590.3 billion during fiscal 2003, a 9.9% increase compared to the prior year. Toyota’s net revenues include sales of products which increased during fiscal 2003 by 9.6% to ¥14,794.0 billion compared to the prior year and financing operations which increased during fiscal 2003 by 2.4% to ¥707.6 billion compared to the prior year. Eliminating the difference in the yen value used for translation purposes, revenues from sales of products would have been approximately ¥14,874.9 billion, a 10.2% increase, and revenues from financing operations would have been approximately ¥715.4 billion, a 3.6% increase, during fiscal 2003 compared to the prior year. Revenues for fiscal 2003 increased by 3.7% in Japan, 8.3% in North America, 19.7% in Europe and 34.9% in all other markets compared with the prior year. Eliminating the difference in the yen value used for translation purposes, revenues would have increased by 3.7% in Japan, 10.9% in North America, 10.4% in Europe and 40.7% in all other markets compared to the prior year.

The following is a discussion of net revenues for each of Toyota’s business segments. The net revenue amounts discussed represent amounts before the elimination of intersegment revenues.

Automotive Operations Segment

Net revenues from Toyota’s automotive operations constitute the largest percentage of Toyota’s revenues and increased by ¥1,244.0 billion, or 9.5%, to ¥14,311.5 billion during fiscal 2003 compared with the prior year. The increase resulted primarily from the approximate ¥750.0 billion combined net impact of increased vehicle unit sales and changes in sales mix, ¥338.2 billion impact of full year consolidation of Hino and Kuozui and increased parts and service sales. These increases were partially offset by the ¥77.4 billion impact of foreign currency translation rates. Eliminating the difference in the yen value used for translation purposes, automotive operations revenues would have been approximately ¥14,388.8 billion during fiscal 2003, a 10.1% increase compared to the prior year. Eliminating the difference in the yen value used for translation purposes and the impact of the consolidation of Hino and Kuozui, automotive operations revenues would have increased by 7.7% compared to the prior year. Revenues in Japan were favorably impacted by the full year consolidation of Hino and higher vehicle unit sales to export markets, that were partially offset by lower average unit sales prices resulting from the continuing market shift in Japan to lower priced vehicles and decreased vehicle unit sales other than with respect to Hino in Japan. Revenues in North America were favorably impacted by vehicle unit sales growth partially offset by the impact of foreign currency translation rates fluctuations during fiscal 2003 and lower average unit price. Revenues in Europe were favorably impacted by foreign currency translation rates fluctuations during fiscal 2003 and increased vehicle unit sales partially offset by lower average unit price. Revenues in all other markets were favorably impacted by the full year consolidation of Kuozui and the combined net impact of increased vehicle unit sales and changes in sales mix, that were partially offset by the foreign currency translations rates fluctuations during the fiscal 2003. Excluding the impact of the consolidation of Hino and Kuozui, North American, European and all other markets sales reflect vehicle unit sales growth of 11.3%, 6.6% and 26.2%, respectively, compared to the prior year, while vehicle unit sales in Japan decreased by 0.7% compared to the prior year.

Financial Services Operations Segment

Net revenues for Toyota’s financial services operations increased by ¥26.9 billion, or 3.9%, to ¥724.9 billion during fiscal 2003 compared with the prior year. This increase resulted primarily from the impact of a higher volume of financings and the impact of expansion of the credit card business that were partially offset by the impact of foreign currency translation rates during fiscal 2003. Eliminating the difference in the yen value used for translation purposes, financial services operations revenues would have been approximately ¥732.9 billion during fiscal 2003, a 5.0% increase compared with the prior year.

All Other Operations Segment

Net revenues for Toyota’s other businesses increased by ¥66.4 billion, or 9.1%, to ¥795.2 billion during fiscal 2003 compared with the prior year. This increase resulted primarily from the impact of increased revenue from the prefabricated housing business.

Operating Costs and Expenses

Operating costs and expenses increased by ¥1,133.2 billion, or 8.7%, to ¥14,229.9 billion during fiscal 2003 compared with the prior year. The increase resulted primarily from the approximate ¥590.0 billion combined net impact on cost of products sold of increased vehicle unit sales and changes in sales mix, ¥327.1 billion impact of full year consolidation of Hino and Kuozui, the impact of increased parts and service sales, ¥87.5 billion impact of higher selling, general and administrative expenses and ¥79.1 billion increase in research and development expenses. These increases were partially offset by the approximate ¥290.0 billion impact of cost cutting efforts.

Continued cost cutting efforts reduced costs and expenses for fiscal 2003 by approximately ¥290.0 billion over what would have otherwise been incurred. These cost cutting efforts relate to ongoing value engineering and value analysis activities, the use of common parts that result in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of products sold increased by ¥1,039.8 billion, or 9.6%, to ¥11,914.2 billion during fiscal 2003 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥971.3 billion, or 9.2%, for the automotive operations and an increase of ¥68.2 billion, or 11.4%, for the all other operations segment. The increase for the automotive operations reflects primarily the combined net impact of increased vehicle unit sales and changes in sales mix, the impact of full year consolidation of Hino and Kuozui, the impact of increased parts and service sales and the increase in research and development expenses that was partially offset by the impact of continued cost cutting efforts.

Cost of products sold as a percentage of revenues from sales of products decreased to 80.5% during fiscal 2003 from 80.6% in the prior year. This reflects the impact of continued cost cutting efforts that was partially offset by the impact of changes in sales mix, the impact of fluctuations in foreign currency translation rates against the Toyota’s non-domestic sales produced in Japan.

Cost of financing operations decreased by ¥35.3 billion, or 7.7%, to ¥423.9 billion during fiscal 2003 compared with the prior year. The decrease resulted primarily from the impact of lower interest rates in the United States and the impact of foreign currency translation rates that was partially offset by the impact of increased volume of financings and the impact of losses on derivative financial instruments that are not designated as hedges and are marked-to-market at the end of each period.

The cost of financing operations as a percentage of revenue from financing operations decreased to 59.9% during fiscal 2003 from 66.5% in the prior year. This change was principally the result of the impact of decreased interest expenses caused by the lower interest rate in the United States and was partially offset by the impact of losses on derivative financial instruments that are not designated as hedges.

Research and development expenses increased by ¥79.1 billion, or 13.4%, to ¥668.4 billion during fiscal 2003 compared with the prior year, as a result of increased activities relating primarily to the development of new models, vehicle safety, new vehicle energy and environmental technologies to promote Toyota’s strength in a competitive market for the future, and the impact of the full year consolidation of Hino during fiscal 2003.

Selling, general and administrative expenses (after the elimination of intersegment amounts) increased by ¥128.8 billion, or 7.3%, to ¥1,891.8 billion during fiscal 2003 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥83.7 billion, or 5.6%, for the automotive operations, an increase of ¥76.8 billion, or 40.0%, for the financial services operations and a decrease of ¥9.3 billion, or 7.1%, for the other operations segment. The increase for the automotive operations consisted primarily of the impact of full year consolidation of Hino, the increase in personnel costs resulting primarily from expanded operations in North America and Europe and the increase in advertising costs that was partially offset by the impact of continued cost reduction efforts and the impact of fluctuations in foreign currency translation rates. The increase for the financial services operations reflects higher provisions for credit losses especially in North America resulting from the increase in finance receivables and increased credit loss experience which was partially offset by the impact of fluctuations in foreign currency translation rates. The decrease for the all other operations segment reflects the impact of fluctuations in foreign currency translation rates that was partially offset by the increase in personnel costs.

Selling, general and administrative expenses as a percentage of revenue decreased to 12.2% during fiscal 2003 from 12.4% in the prior year. Selling, general and administrative expenses decreased as a percentage of revenue primarily due to the impact of continued cost reduction efforts. These decreases were partially offset by the increase in personnel costs, the increase in advertising costs and higher provisions for credit losses. Selling, general and administrative expenses in the automotive operations as a percentage of segment revenues were 11.1% during fiscal 2003, compared to 11.5% in the prior year, reflecting the continued cost reduction efforts. Selling, general and administrative expenses in the financial services operations as a percentage of segment revenues were 37.1% during fiscal 2003, compared to 27.5% in the prior year, reflecting higher provisions for credit losses. Selling, general and administrative expenses in the all other operations segment as a percentage of segment revenues were 15.3% during fiscal 2003 compared to 18.0% in the prior year, primarily due to improvements in the intelligent transport systems business.

Operating Income

Toyota’s operating income increased by ¥178.0 billion, or 16.3%, to ¥1,271.6 billion during fiscal 2003 compared with the prior year. Operating income was affected primarily by vehicle unit sales growth, continued cost cutting efforts, the impact of full year consolidation of Hino and Kuozui and the impact of increased parts and service sales. These increases were partially offset by the impact of changes in sales mix, the increase in selling, general and administrative expenses and the increase in research and development costs.

During fiscal 2003, operating income (before the elimination of intersegment profits) increased by ¥100.2 billion, or 11.9%, in Japan, ¥15.2 billion, or 5.8%, in North America, ¥32.6 billion, or 249.7%, in all other markets compared with the prior year and changed by ¥32.5 billion to ¥8.3 billion from a loss of ¥24.1 billion in the prior year, in Europe. The increase in Japan relates primarily to the impact of increased exports to North America and Asian countries, continued cost reduction efforts and the impact of full year consolidation of Hino during fiscal year 2003. These increases were partially offset by the impact of changes in sales mix in Japan. The increase in North America relates primarily to the increase in vehicle unit sales that was partially offset by higher provisions for credit losses, the impact of losses on derivative financial instruments, the impact of costs to transfer production lines between North American manufacturing plants and the impact of changes in sales mix. The increase in European market relates mainly to the impact of favorable exchange rate of the yen against the Euro and the increase in vehicle unit sales driven by stable shipment volume from the manufacturing plants in France and United Kingdom, that was partially offset by the impact of changes in sales mix. The increase in other markets relates primarily to the combined net impact of the increase in vehicle unit sales in Asian countries and changes in sales mix and the impact of full year consolidation of Kuozui.

The following is a discussion of operating income for each of Toyota’s business segments. The operating income amounts discussed represent amounts before the elimination of intersegment profits.

Automotive Operations Segment

Operating income from Toyota’s automotive operations increased by ¥189.0 billion, or 17.9%, to ¥1,246.9 billion during fiscal 2003 compared with the prior year. Operating income was favorably affected primarily by the increase in the vehicle unit sales, continued cost cutting efforts, the impact of full year consolidation of Hino and Kuozui and increased parts and service sales. These increases were partially offset by the impact of changes in sales mix, increased selling, general and administrative expenses and research and development costs.

Financial Services Operations Segment

Operating income from Toyota’s financial services operations decreased by ¥14.8 billion, or 32.8%, to ¥30.3 billion during fiscal 2003 compared with the prior year. This decrease was primarily due to higher provisions for credit losses and the impact of losses on derivative financial instruments, which was partially offset by higher volume of financings, the decrease in the interest expenses resulting from lower interest rates on borrowings in the United States, the impact of increased spreads on financings and the increase in the number of credit cards issued.

All Other Operations Segment

Operating income from Toyota’s other businesses changed by ¥7.5 billion to ¥4.5 billion during fiscal 2003 from a loss of ¥3.0 billion in the prior year. This increase primarily relates to general profitability improvements.

Other Income and Expenses

Interest and dividend income decreased by ¥3.1 billion, or 5.6%, to ¥52.7 billion during fiscal 2003 compared with the prior year due to decreased bank deposits and lower interest rates in the United States.

Interest expense increased by ¥3.7 billion, or 13.7%, to ¥30.5 billion during fiscal 2003 compared with the prior year due to higher borrowings that was partially offset by lower interest rates in the United States.

Foreign exchange gain increased to ¥35.6 billion during fiscal 2003 from the prior year. Foreign exchange gain and loss include the differences between the value of foreign currency denominated sales translated at prevailing exchange rates and the value of the sales amounts settled during the year, including those settled using foreign exchange forward contracts. Foreign exchange gains increased due to the favorable trend of Japanese yen against the U.S. dollar in the second half of fiscal 2003, as compared with its unfavorable trend in the second half of fiscal 2002.

Other loss decreased by ¥47.7 billion, or 31.7%, to ¥102.8 billion during fiscal 2003 compared with the prior year. During fiscal 2002, there were gains of ¥75.1 billion on exchange transactions relating to financial institutions in which Toyota held ownership interests and losses of ¥257.4 billion relating to other-than temporary impairments on investment securities of which ¥212.9 billion related to Toyota’s investment in KDDI. During fiscal 2003, there were losses of ¥111.3 billion relating to other-than temporally impairments on investment securities.

Income Taxes

Provision for income taxes increased by ¥94.2 billion during fiscal 2003 compared with the prior year primarily as a result of the increase in income before income taxes and increased provision for taxes on undistributed earnings of affiliated companies accounted for by the equity method. The effective tax rate for fiscal 2003 decreased to 42.1% from 43.5% for the prior year due to various normal changes in taxable income, tax rates and tax credits.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliated Companies

Minority interest in consolidated subsidiaries increased by ¥0.7 billion to ¥11.5 billion during fiscal 2003 compared with the prior year.

Equity in earnings of affiliated companies during fiscal 2003 increased by ¥34.7 billion to ¥52.8 billion during fiscal 2003 compared with the prior year as a result of the impact of operating losses recorded by Aioi during fiscal 2002.

Net Income

Toyota’s net income increased by ¥194.4 billion, or 34.9%, to ¥750.9 billion during fiscal 2003 compared with the prior year.

Other Comprehensive Income and Loss

Other comprehensive income and loss changed by ¥352.2 billion to a loss of ¥337.0 billion during fiscal 2003 compared with the prior year. This change resulted primarily from a decrease in a foreign currency translation adjustments during fiscal 2003 to a loss of ¥139.3 billion compared to a gain of ¥133.9 billion in the prior year, an increase in minimum pension liability adjustments during fiscal 2003 to ¥172.0 billion compared to ¥114.3 billion in the prior year and an increase in unrealized holding losses on securities during fiscal 2003 to ¥26.5 billion compared to ¥3.6 billion in the prior year.

Results of Operations — Fiscal 2002 Compared with Fiscal 2001

Net Revenues

Toyota had net revenues for fiscal 2002 of ¥14,190.3 billion, an increase of ¥1,235.1 billion, or 9.5%, compared to the prior year. This increase principally reflects the favorable impact of foreign currency translation rates, the combined impact of sales price increases and changes in sales mix, the impact of the consolidation of Hino during fiscal 2002 and the impact of increased financings. These increases were partially offset by the impact of the disposal of the industrial equipment business during fiscal 2002 and the impact of the disposal of the telecommunications business during fiscal 2001. Eliminating the difference in the yen value used for translation purposes, revenues would have been approximately ¥13,387.8 billion during fiscal 2002, a 3.3% increase compared to the prior year. Toyota’s net revenues include sales of products which increased during fiscal 2002 by 8.8% to ¥13,499.6 billion compared to the prior year and financing operations which increased during fiscal 2002 by 24.9% to ¥690.7 billion compared to the prior year. Eliminating the difference in the yen value used for translation purposes, revenues from sales of products would have been approximately ¥12,761.1 billion, a 2.9% increase, and revenues from financing operations would have been approximately ¥626.7 billion, a 13.3% increase, during fiscal 2002 compared to the prior year. Revenues for fiscal 2002 increased by 0.7% in Japan, 15.5% in North America, 24.8% in Europe and 24.0% in all other markets compared with the prior year. Eliminating the difference in the yen value used for translation purposes, revenues would have increased by 0.7% in Japan, 2.2% in North America, 13.5% in Europe and 17.3% in all other markets compared to the prior year.

The following is a discussion of net revenues for each of Toyota’s business segments. The net revenue amounts discussed represent amounts before the elimination of intersegment revenues.

Automotive Operations Segment

Net revenues from Toyota’s automotive operations constitute the largest percentage of Toyota’s revenues. During fiscal 2002, net revenues for Toyota’s automotive operations increased by 12.7% to ¥13,067.4 billion from ¥11,591.1 billion in the prior year. The increase resulted primarily from the ¥744.9 billion favorable impact of foreign currency translations rates, the approximate ¥510.0 billion combined impact of sales price increases and changes in sales mix and the ¥286.9 billion impact of the consolidation of Hino during fiscal 2002.

Eliminating the difference in the yen value used for translation purposes, automotive operations revenues would have been approximately ¥12,322.5 billion during fiscal 2002, a 6.3% increase compared to the prior year. Eliminating the difference in the yen value used for translation purposes and the impact of the consolidation of Hino, automotive operations revenues would have increased by 3.8% increase compared to the prior year. Revenues in Japan were favorably impacted by higher vehicle unit sales to export markets, higher average sales prices on these sales to export markets and the consolidation of Hino during fiscal 2002 that were partially offset by decreased vehicle unit sales in Japan and lower average unit sales prices for sales in Japan resulting from the continuing market shift in Japan to lower priced vehicles. Revenues in North America were favorably impacted by foreign currency translation rates, vehicle unit sales growth and higher average unit sales prices during fiscal 2002. Revenues in Europe were favorably impacted by foreign currency translation rates, higher average unit sales prices and vehicle unit sales growth during fiscal 2002. Revenues in all other markets were favorably impacted by foreign currency translation rates, higher average unit sales prices and vehicle unit sales growth during fiscal 2002. Vehicle unit sales in North America, Europe and all other markets increased during fiscal 2002 compared with the prior year and decreased in Japan. Excluding the impact of the consolidation of Hino, North American, European and all other markets sales reflect vehicle unit sales growth of 2.6%, 5.2% and 3.7%, respectively, compared to the prior year, while vehicle unit sales in Japan decreased by 5.3% compared to the prior year. Overall, excluding the impact of consolidation of Hino, Toyota had a slight decrease in vehicle unit sales.

Financial Services Operations Segment

Net revenues for Toyota’s financial services operations increased by ¥127.0 billion, or 22.2%, to ¥698.0 billion during fiscal 2002 compared with the prior year. This increase resulted primarily from the impact of a higher volume of financings and the favorable impact of foreign currency translation rates during fiscal 2002. Eliminating the difference in the yen value used for translation purposes, financial services operations revenues would have been approximately ¥633.0 billion during fiscal 2002, a 10.8% increase compared with the prior year.

All Other Operations Segment

Net revenues for Toyota’s other businesses decreased by ¥290.7 billion, or 28.5%, to ¥728.8 billion during fiscal 2002 compared with the prior year. This decrease resulted primarily from the ¥241.5 billion impact of the disposal of the industrial equipment business during fiscal 2002 and the ¥193.7 billion impact of the disposal of the telecommunications business during fiscal 2001. Excluding revenues of the industrial equipment business and the telecommunication business, net revenues for all other business increased by ¥144.5 billion, or 24.7%, to ¥728.8 billion during fiscal 2002, reflecting the increase in sales of intelligent transportation systems and increases in sales of other businesses.

Operating Costs and Expenses

Operating costs and expenses increased by ¥932.2 billion, or 7.7%, to ¥13,096.7 billion during fiscal 2002 compared with the prior year. The increase resulted primarily from the impact on cost of products sold of sales mix changes, the ¥396.8 billion impact of foreign currency translation rates, the ¥281.4 billion impact of the consolidation of Hino during fiscal 2002, the ¥202.1 billion impact of higher selling, general and administrative expenses during fiscal 2002, and the ¥113.6 billion impact in increased research and development expenses. These increases were partially offset by the ¥260.0 billion impact of cost cutting efforts, the ¥237.4 billion impact of the disposal of the industrial equipment business during fiscal 2002 and the ¥181.2 billion impact of the disposal of the telecommunications business during fiscal 2001.

Continued cost cutting efforts reduced costs and expenses for fiscal 2002 by approximately ¥260.0 billion over what would have otherwise been incurred. These cost cutting efforts relate to ongoing value engineering and value analysis activities, the use of common parts that result in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of products sold increased by ¥655.9 billion, or 6.4%, to ¥10,874.5 billion during fiscal 2002 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥999.8 billion, or 10.5%, for the automotive operations and a decrease of ¥230.3 billion, or 27.7%, for the all other operations segment. The increase for the automotive operations reflects primarily the impact of sales mix changes, the impact of higher costs resulting from foreign currency translation, the impact of the consolidation of Hino during fiscal 2002, the impact of increased research and development expenses and the impact of increased warranty provisions that were partially offset by the impact of continued cost cutting efforts. The decrease for the all other operations segment reflects the ¥209.1 billion impact of the disposal of the industrial equipment business during fiscal 2002 and ¥127.2 billion impact of the disposal of the telecommunications business during fiscal 2001.

Cost of products sold as a percentage of revenues from sales of products decreased to 80.6% during fiscal 2002 from 82.4% in the prior year. This reflects the favorable impact of foreign currency rates on revenues related to Toyota’s non-domestic sales produced in Japan and the favorable impact of continued cost cutting efforts that were partially offset by the impact of the disposal of the telecommunications business during fiscal 2001, the increase in research and development expenses and the impact of increased warranty provisions.

Cost of financing operations increased by ¥31.9 billion, or 7.5%, to ¥459.2 billion during fiscal 2002 compared with the prior year. The increase resulted primarily from the impact of increased residual value losses, the impact of foreign currency translation rates and the impact of a higher volume of financings during fiscal 2002 that were partially offset by lower costs of financing caused by lower interest rates in the United States. The cost of financing operations as a percentage of revenue from financing operations decreased to 66.5% during fiscal 2002 from 77.3% in the prior year. This change was principally the result of the increased revenues of financing caused by the impact of foreign currency translation rates and lower prevailing interest rates in the United States resulting in lower funding costs that were partially offset by the impact of increased residual value losses.

Research and development expenses increased to ¥589.3 billion during fiscal 2002 from ¥475.7 billion in the prior year, as a result of increased activities relating primarily to the development of new models, vehicle safety, new vehicle energy and environmental technologies to promote Toyota’s strength in a competitive market for the future and the impact of the consolidation of Hino during fiscal 2002.

Selling, general and administrative expenses (after the elimination of intersegment amounts) increased by ¥244.5 billion, or 16.1%, to ¥1,763.0 billion during fiscal 2002 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥184.2 billion, or 14.0%, for the automotive operations, an increase of ¥73.0 billion, or 61.3%, for the financial services operations and a decrease of ¥62.0 billion, or 32.1%, for the other operations segment. The increase for the automotive operations consisted primarily of the increase in personnel costs principally in North America and Europe, the impact of foreign currency translation rates, the impact of the consolidation of Hino during fiscal 2002 and the increase in advertising costs that were partially offset by continuing cost reduction efforts. The increase for the financial services operations reflects higher provisions for credit losses resulting from the increase in finance receivables, higher provisions for credit losses resulting from the tiered pricing program for retail vehicle contracts which was launched in 2001, the impact of foreign currency translation rates, increased costs for expansion of operations and the impact of restructuring the field operations in the United States. The decrease for the all other operations segment reflects the impact of disposal of the telecommunications business during fiscal 2001 and the impact of disposal of the industrial equipment business during fiscal 2002.

Selling, general and administrative expenses as a percentage of revenue increased to 12.4% during fiscal 2002 from 11.7% in the prior year. Selling, general and administrative expenses increased as a percentage of revenue primarily due to increases in the financial service operations. These increases were partially offset in the all other operations segment by the impact of the disposal of the telecommunications business during fiscal 2001 and continuing cost reduction efforts. Selling, general and administrative expenses in the automotive operations as a percentage of segment revenues were 11.5% during fiscal 2002, compared to 11.3% in the prior year, reflecting the increase in personnel costs and the impact of the consolidation of Hino during fiscal 2002. Selling, general and administrative expenses in the financial services operations as a percentage of segment revenues were 27.5% during fiscal 2002, compared to 20.8% in the prior year, reflecting higher provisions for credit losses and the impact of restructuring the field operations in the United States. Selling, general and administrative expenses in the all other operations segment as a percentage of segment revenues were 18.0% during fiscal 2002 compared to 19.0% in the prior year, primarily due to the disposal of the telecommunications business during fiscal 2001.

Operating Income

Toyota’s operating income increased by ¥302.9 billion, or 38.3%, to ¥1,093.6 billion during fiscal 2002 compared with the prior year. Operating income was affected primarily by the favorable impact of the foreign currency exchange rate changes as well as the impact of continuing cost reduction efforts that were partially offset by the impact of the disposal of the telecommunications business during fiscal 2001.

During fiscal 2002, operating income (before the elimination of intersegment profits) increased by ¥220.9 billion, or 35.4%, in Japan, ¥70.2 billion, or 36.1%, in North America, ¥6.4 billion, or 96.6%, in other markets and operating loss decreased by ¥0.7 billion, or 3.0%, in Europe compared with the prior year. The increase in Japan relates primarily to the favorable impact of the foreign currency exchange rate changes relating to export sales, the impact of higher average unit sales prices on export sales, the impact of increased exports to North America and Europe and cost reduction efforts that were partially offset by the impact of lower domestic average unit sales prices and the impact of decreased domestic vehicle unit sales. The increase in North America relates primarily to the favorable impact of the depreciation of the yen to the U.S. dollar and the impact of increased vehicle unit sales. The increase in other markets relates to improved vehicle unit sales and the impact of higher average unit sales prices. The decrease in operating loss in Europe relates primarily to the significantly improved operating results resulting from the impact of increased vehicle unit sales and the impact of higher average unit sales prices that were partially offset by the unfavorable impact of derivative financial instruments used to manage exposure to foreign currency fluctuation from an economic perspective where Toyota was unable to apply hedge accounting.

The following is a discussion of operating income for each of Toyota’s business segments. The operating income amounts discussed represent amounts before the elimination of intersegment profits.

Automotive Operations Segment

Operating income from Toyota’s automotive operations increased by ¥292.4 billion, or 38.2%, to ¥1,057.9 billion during fiscal 2002 compared with the prior year. Operating income was favorably affected primarily by the impact of the foreign currency exchange rate changes, continued cost reduction efforts and the impact of the consolidation of Hino during fiscal 2002 that were partially offset by the impact of increased research and development expenses.

Financial Services Operations Segment

Operating income from Toyota’s financial services operations increased by ¥13.4 billion, or 42.4%, to ¥45.1 billion during fiscal 2002 compared with the prior year. Operating income was favorably affected primarily by the impact of lower prevailing interest rates in the United States resulting in lower funding costs, the impact of increased spreads on financings and the impact of increased financings. These increases were partially offset by increased residual value losses, higher provisions for credit losses, the costs for expansion of operations and the impact of restructuring the field operations in the United States.

All Other Operations Segment

Operating loss from Toyota’s other businesses decreased by ¥1.6 billion to ¥3.0 billion during fiscal 2002 compared with the prior year. This decline resulted primarily from the decrease of intelligent transportation system expenses that were partially offset by the impact of the disposal of the telecommunications business during fiscal 2001 and the impact of the disposal of the industrial equipment business during fiscal 2002.

Other Income and Expenses

Interest and dividend income decreased by ¥15.6 billion, or 21.8%, to ¥55.8 billion during fiscal 2002 compared with the prior year due to lower prevailing interest rates in the United States and Japan.

Interest expense decreased by ¥14.1 billion, or 34.5%, to ¥26.8 billion during fiscal 2002 compared with the prior year due to lower prevailing interest rates in the United States and Japan.

Foreign exchange loss decreased by ¥5.9 billion during fiscal 2002 compared with the prior year. Foreign exchange gain and loss include the differences between the value of foreign currency denominated sales translated at prevailing exchange rates and the value of the sales amounts settled during the year, including those settled using foreign exchange forward contracts. Foreign exchange losses decreased due to the moderate movement of exchange rates during fiscal 2002, as compared with the trend of depreciation of the yen during the second half of fiscal 2001.

Other income changed by ¥442.5 billion to a loss of ¥150.5 billion during fiscal 2002 from an income of ¥292.0 billion in the prior year. During fiscal 2001, there was a gain of ¥181.0 billion on the disposal of the ownership interest in IDO and a gain of ¥161.2 billion relating to the contribution of certain marketable securities to an employee retirement benefit trust. During fiscal 2002, there were gains of ¥75.1 billion on exchange transactions relating to financial institutions where Toyota held ownership interests and losses of ¥257.4 billion relating to other than temporary impairments on investment securities of which ¥212.9 billion related to Toyota’s investment in KDDI.

Income Taxes

Provision for income taxes decreased by ¥101.1 billion during fiscal 2002 compared with the prior year primarily as a result of decrease in income before income taxes and decreased provision for taxes on undistributed earnings of affiliated companies accounted for by the equity method. The effective tax rate for fiscal 2002 decreased to 43.5% from 47.3% for the prior year due primarily to decreased provision for taxes on undistributed earnings of affiliated companies.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliated Companies

Minority interest in consolidated subsidiaries decreased by ¥1.3 billion to ¥10.8 billion during fiscal 2002 compared with the prior year. The decrease in minority interest in consolidated subsidiaries reflects decreased earnings of Daihatsu and the impact of disposal of IDO during fiscal 2001 that were partially offset by the impact of the consolidation of Hino during fiscal 2002.

Equity in earnings of affiliated companies during fiscal 2002 decreased by ¥85.5 billion to ¥18.1 billion during fiscal 2002 compared with the prior year as a result of the impact of the recognition of gains on securities relating to the contribution of marketable securities to employee retirement benefit trusts during fiscal 2001 and a loss by Aioi during fiscal 2002.

Net Income

Toyota’s net income decreased by ¥118.3 billion, or 17.5%, to ¥556.6 billion during fiscal 2002 compared with the prior year.

Other Comprehensive Income and Loss

Other comprehensive loss changed by ¥ 172.3 billion, to an income of ¥15.2 billion during fiscal 2002 compared with the prior year. This change resulted primarily from a decrease in an unrealized holding losses on securities during fiscal 2002 to ¥3.6 billion compared to ¥305.0 billion in the prior year and were partially offset by an increase in other comprehensive loss to ¥114.3 billion relating to minimum pension liability adjustment compared to ¥13.4 billion in the prior year and a decrease in a foreign currency translation adjustments gain during fiscal 2002 to ¥133.9 billion compared to a gain of ¥161.3 billion in the prior year.

Off-Balance Sheet Activities

Toyota uses its securitization program as part of its funding for its financial services operations. Toyota believes that the securitization market provides it with a cost-effective sources of funding for its operations.

Toyota’s securitization program involves selling discrete pools of retail finance receivables principally Qualifying Special Purpose Entities (“QSPEs”), which in turn sell the receivables to separate securitization trusts in exchange for the proceeds from securities issued by the trust. Once the receivables are transferred to the QSPE, the receivables are no longer assets of Toyota and therefore, no longer appear in Toyota’s consolidated balance sheet. The securities issued by the trust, usually notes or certificates of various maturities and interest rates, are secured by collections on the sold receivables. These securities, commonly referred to as asset-backed securities, are structured into senior and subordinated classes. Generally, the senior classes have priority over the subordinated classes in receiving collections from the sold receivables.

As of March 31, 2003, outstanding debt from asset-backed securitizations and notes payable related to securitized finance receivables structured as collateralized borrowings totaled approximately ¥776.0 billion and ¥66.0 billion, respectively.

On any payment date, the priority of payments made from available collections and amounts withdrawn from existing reserve funds or revolving liquidity notes, are as follows: servicing fee, noteholder interest, allocation of principal, reserve fund account deposit, and finally, excess amounts. Therefore, the interests of noteholders are subordinate to the servicer, but have priority over any deposits in a reserve fund, any draws against existing revolving liquidity notes, or any excess amounts. In addition, in most cases, noteholders holding senior classes of notes are paid prior to any existing subordinate class (some transactions are structured so that the subordinate tranche is released pro rata with certain senior tranches).

Toyota acts as servicer on all of its securitizations and earns a contractual servicing fee of 1% per annum on the total monthly outstanding principal balance of the related securitized receivables. In a subordinated capacity, Toyota retains interest-only strips, subordinated securities, and reserve funds in its securitizations, and these retained interests are held as restricted assets subject to limited recourse provisions and provide credit enhancement to the senior securities in Toyota’s securitization transactions. The retained interests are not available to satisfy any obligations of Toyota. At March 31, 2003, Toyota’s retained interests relating to these securitizations, including interest in trusts, interest-only strips and other receivables, amounted to ¥135.7 billion. Toyota recorded impairments on retained interests totaling ¥2.4 billion in fiscal 2003.

Toyota may enter into swap agreements with the securitization trusts so that interest rate exposure remains with Toyota, and not the securitization trusts. This exposure may or may not be mitigated by other swap arrangements entered into by Toyota, which determination is made by Toyota’s management. Toyota’s general exposure every month, is the notional balance of the security multiplied by the rate differential. However, in the case of a default by the securitization trust, Toyota’s maximum exposure would be the interest due based on the outstanding notional value of underlying securities paid at the rate inherent in the swap agreement.

For the year ended March 31, 2003, the following table summarizes certain cash flows received from and paid to the securitization trusts:

Yen in millions
Proceeds from new securitizations, net of purchased and retained securities	¥412,594
Servicing fees received	6,868
Excess interest received from interest only strips	15,313
Repurchases of receivables	(122)
Reimbursement of servicer advances	122

Contractual Obligations and Commitments

For information regarding debt obligations, capital lease obligations, operating leases, and other obligations, including amounts maturing in each of the next five years, see notes 13, 22 and 23 to the consolidated financial statements. In addition, as part of Toyota’s normal business practices, Toyota enters into long-term arrangements with suppliers for purchases of certain raw materials, components and services. These arrangements may contain fixed/minimum quantity purchase requirements. Toyota enters into such arrangements to facilitate adequate supply of these materials and services.

The following table summarizes Toyota’s contractual obligations and commercial commitments as of March 31, 2003:

	Payments Due by Period
	Yen in millions
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Contractual Obligations:
Short-term borrowings (note 13)
Loans	¥774,880	¥774,880	¥—	¥—	¥—
Commercial paper	1,080,768	1,080,768	—	—	—
Long-term debt (note 13)	5,400,545	1,263,017	1,814,285	1,292,153	1,031,090
Non-cancelable operating lease obligations (note 22)	40,027	9,511	13,254	6,422	10,840

Total Amount of Commitments
Yen in millions
Commercial Commitments (note 23)
Commitments for the purchase of property, plant and other assets	¥64,464
Maximum potential exposure to guaranties given in the ordinary course of business	867,391

Related Party Transactions

Toyota does not have any significant related party transactions other than transactions with affiliated companies in the ordinary course of business as described under note 12 to Toyota’s consolidated financial statements.

Legislation Regarding End-of-Life Vehicles

In September 2000, the European Union approved a directive that requires member states to promulgate regulations implementing the following by April 21, 2002:

•	manufacturers are to be financially responsible for taking back end-of-life vehicles put on the market after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, manufacturers will also be financially responsible for vehicles put on the market before July 1, 2002;

•	manufacturers may not use certain hazardous materials in vehicles to be sold after July 2003;

•	vehicles approved and put on the market from three years after the amendment of the relevant directive must, upon release, meet re-use and/or recyclability targets of 85% by weight per vehicle, as well as re-use and/or recoverability targets of 95% by weight per vehicle; and

•	end-of-life vehicles must meet actual re-use and recovery targets of 80% and 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015.

Currently, there are numerous uncertainties surrounding the form and implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. As of June 30, 2003, the following seven member states have adopted legislation to implement the directive: The Netherlands, Germany, Austria, Spain, Luxembourg, Portugal and Italy. In addition, Sweden and Denmark have existing legislation that partially implements the directive. Belgium has partially adopted legislation implementing the directive. Although all member states were required to enact legislation to implement the directive by April 21, 2002, implementation of the directive has been delayed in some countries and is now expected to be substantially finalized during 2003.

In addition, under this directive member states must take measures to ensure that car manufacturers, distributors and other auto-related businesses establish adequate used vehicle disposal facilities and to ensure that hazardous materials and recyclable parts are removed from vehicles prior to scrapping. This directive impacts Toyota’s vehicles sold in the European Union.

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2003. Depending on the legislation implemented in the eight member states that have not yet enacted legislation and other circumstances, Toyota may be required to provide additional accruals for the expected costs to comply with these regulations. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

Recent Accounting Pronouncements in the United States

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No.143 Accounting for Asset Retirement Obligations (“FAS 143”). FAS 143 requires full recognition of asset retirement obligations on the balance sheet from the point in time at which a legal obligation exists. The obligation is required to be measured at fair value. The carrying value of the asset or assets to which the retirement obligation relates would be increased by an amount equal to the liability recognized. This amount would then be included in the depreciable base of the asset and charged to income over its life as depreciation. Toyota adopted FAS 143 on April 1, 2003. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

In April 2002, the FASB issued FAS No. 145, Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections (“FAS 145”). This statement makes various technical corrections to existing pronouncements including the classification of gain or loss on extinguishment of debt and sale-lease back accounting for certain lease modifications. Toyota adopted FAS 145 on April 1, 2003. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

In November 2002, the Emerging Issue Task Force (“EITF”) reached consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Toyota will apply this consensus for revenue arrangements entered into in periods beginning after June 15, 2003. Toyota is in the process of determining the impact that the adoption of EITF 00-21 will have on Toyota’s consolidated financial statements.

In March 2003, EITF released Issue No. 02-9, Accounting for Changes That Result in a Transferor Regaining Control of Financial Assets Sold (“EITF 02-9”), prospective for events occurring after April 2, 2003. EITF 02-9 relates to securitizations that have been accounted for as sales under FAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities (“FAS 140”). In the event that one or more of the control rules are no longer met, the transferor would have to recognize those assets and the related liabilities on the consolidated balance sheet at the fair value. The implementation of EITF 02-9 is not expected to have a material impact on the Toyota’s consolidated financial statements because almost all securitization transactions remain in QSPEs and the control rules of FAS 140 are met.

In April 2003, the FASB issued FAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“FAS 149”). This statement amends and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”). FAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

In May 2003, the FASB issued FAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“FAS 150”). This statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. FAS 150 requires that those instruments be classified as liabilities in the balance sheets. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

Critical Accounting Policies

The consolidated financial statements of Toyota are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Toyota believes that of its significant accounting policies, the following may involve a higher degree of judgments, estimates and complexity:

Warranty

Toyota generally warrants its products against certain manufacturing and other defects. Product warranties are provided for specific periods of time and/or usage of the product and vary depending upon the nature of the product, the geographic location of its sale and other factors. All product warranties are consistent with commercial practices. Toyota provides a provision for estimated product warranty costs as a component of cost of sales at the time the related sale is recognized. The accrued warranty costs represent management’s best estimate at the time of sale of the total costs that Toyota will incur to repair or replace product parts that fail while still under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience as to product failures as well as current information on repair costs. The amount of warranty costs accrued also contains an estimate as to warranty claim recoveries from suppliers. The foregoing evaluations are inherently uncertain, as they require material estimates and some products’ warranty extend for several years. Consequently, actual warranty costs will differ from the estimated amounts and could require additional warranty provisions. If these factors require a significant increase in Toyota’s accrued estimated warranty costs, it would negatively affect future operating results of the automotive operations.

Allowance for Doubtful Accounts and Credit Losses

Sales financing and finance lease receivables consist of retail installment sales contracts secured by passenger cars and commercial vehicles. Collectibility risks include consumer and dealer insolvencies and insufficient collateral values (less costs to sell) to realize the full carrying values of these receivables. As a matter of policy, Toyota maintains an allowance for doubtful accounts and credit losses representing Toyota’s management’s estimate of the amount of asset impairment in the portfolios of finance, trade and other receivables. Toyota determines the allowance for doubtful accounts and credit losses based on a systematic, ongoing review and evaluation performed as part of the credit-risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors. This evaluation is inherently judgmental and requires material estimates, including the amounts and timing of future cash flows expected to be received, which may be susceptible to significant change. Although management considers the allowance for doubtful accounts and credit losses to be adequate based on information currently available, additional provisions may be necessary due to (i) changes in management estimates and assumptions about asset impairment, (ii) information that indicates changes in the expected future cash flows, or (iii) changes in economic and other events and conditions. A prolonged economic downturn in North America and Western Europe could increase the likelihood of credit losses exceeding current estimates. To the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the collateral value of Toyota’s sales financing and finance lease receivables could experience further downward pressure. If these factors require a significant increase in Toyota’s allowance for doubtful accounts and credit losses, it could negatively affect future operating results of the financial services operations.

Investment in Operating Leases

Vehicles on operating leases, where Toyota is the lessor, is valued at acquisition cost and depreciated over its estimated useful life using the straight-line method to its estimated residual value. Toyota utilizes industry published information and its historical experience to determine estimated residual values for these vehicles. Toyota evaluates the recoverability of the carrying values of its leased vehicles for impairment when there are indications of declines in residual values. In recent years, the resale values of returned vehicles have been depressed, primarily because of an increased supply of used vehicles in the market that has depressed market prices. In addition, to the extent that sales incentives remain an integral part of sales promotion (reducing new vehicle prices), resale prices of used vehicles and, correspondingly, the carrying value of Toyota’s leased vehicles could be subject to further downward pressure. If resale prices of used vehicles decline, future operating results of the financial services operations are likely to be adversely affected by incremental charges to reduce estimated residual values.

Impairment of Long-Lived Assets

Toyota periodically reviews the carrying value of its long-lived assets held and used and assets to be disposed of, including goodwill and other intangible assets, when events and circumstances warrant such a review. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates of such cash flows and fair value would affect the evaluations and negatively affect future operating results of the automotive operations.

Employee Costs

Pension and other postretirement benefits costs and obligations and post-employment benefit costs are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Toyota’s pension and other postretirement costs and obligations and post-employment benefit costs.

Derivatives and Other Contracts at Fair Value

Toyota uses derivatives in the normal course of business to manage its exposure to foreign currency exchange rates and interest rates. The accounting is complex and continues to evolve. In addition, there are the significant judgments and estimates involved in the estimating of fair value in the absence of quoted market values. These estimates are based upon valuation methodologies deemed appropriate in the circumstances; however, the use of different assumptions may have a material effect on the estimated fair value amounts.

Marketable securities

Toyota’s accounting policy is to record a write-down of such investments to realizable value when a decline in fair value below carrying value is other than temporary. In determining if a decline in value is other than temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota’s ability and intent to retain its investment in the company for a period of time sufficient to allow for any anticipated recovery in market value.

5.B	LIQUIDITY AND CAPITAL RESOURCES

Historically, Toyota had funded its capital expenditures and research and development activities primarily through cash generated by operations.

Toyota expects to fund its capital expenditures and research and development activities in fiscal 2004 primarily through cash and cash equivalents on hand and operating cash flow. See “Information on the Company—Business Overview – Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures from April 1, 2000 to June 30, 2003 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota funds its financing programs for customers and dealers, including leasing programs, from both operating cash flow and through borrowings by its finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.

Net cash provided by operating activities was ¥2,085.0 billion for fiscal 2003, compared to ¥1,532.7 billion for the prior year. The increase in net cash provided by operating activities resulted primarily from increased operating income and changes in operating assets and liabilities.

Net cash used in investing activities was ¥2,146.4 billion for fiscal 2003, compared to ¥1,810.8 billion for the prior year. The increase in net cash used in investing activities resulted primarily from the increase in net purchases of marketable securities, the increase in net investment in fixed assets and the increase in the amount invested in time deposits. These increases were partially offset by the decrease in net investment in financing receivables.

Net cash provided by financing activities was ¥37.7 billion for fiscal 2003, compared to ¥392.1 billion for the prior year. The decrease in net cash provided by financing activities resulted primarily from increased purchase of common stock and increased payments of long-term debt.

Total capital expenditures for property, plant and equipment, excluding vehicles and equipment on operating leases, were ¥1,005.9 billion during fiscal 2003, an increase of 7.0% over the ¥940.5 billion in expenditures for the prior year. The increase in capital expenditures resulted primarily from the impact of full year consolidation of Hino, the completion of several overseas plant expansions in conjunction with the localization of production and the investment in property, plant and equipment for the development of new models, vehicles safety, new vehicles energy and environmental technologies.

Total expenditures for vehicles and equipment on operating leases were ¥604.3 billion during fiscal 2003, a decrease of 0.6% over the ¥608.0 billion in expenditures in the prior year. The change resulted primarily due to the change in foreign currency translation rates.

Toyota expects investments in property, plant and equipment, excluding vehicles leased to others, to approximate ¥920.0 billion during fiscal 2004. Toyota’s expected capital expenditures include approximately ¥40.0 billion for the continued expansion of overseas investments as part of Toyota’s efforts to localize its production activities.

Based on currently available information, Toyota does not expect environmental matters to have a material impact on its financial position, results of operations, liquidity or cash flow during fiscal 2004. However, there exists a substantial amount of uncertainty with respect to Toyota’s obligations under current and future environment regulations as described in “Information on the Company – Business Overview – Governmental Regulations, Environment and Safety Standards”.

Cash and cash equivalents were ¥1,592.0 billion at March 31, 2003. Most of Toyota’s cash and cash equivalents are held in Japanese yen. In addition, time deposits were ¥55.4 billion and marketable securities were ¥605.5 billion at March 31, 2003.

Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, increased during fiscal 2003 by ¥150.7 billion, or 4.8%, to ¥3,295.7 billion.

Trade accounts and notes receivable, net increased during fiscal 2003 by ¥18.9 billion, or 1.3%, to ¥1,475.8 billion, reflecting the impact of increased revenues, which was partially offset by the impact of the change in foreign currency translation rates.

Inventories increased during fiscal 2003 by ¥64.0 billion, or 6.7%, to ¥1,025.8 billion, reflecting the impact of increased volumes which was partially offset by the impact of the change in foreign currency translation rates.

Finance receivables, net increased during fiscal 2003 by ¥383.0 billion, or 8.2%. The change resulted primarily from the increase in wholesale and other dealer loans, including real estate loans and working capital financings to be provided to dealers, the increase in the retail financings mainly due to the continuing increase in the portion of installment sales by dealers that are being financed through Toyota’s financial services operations, and the increase in the number of credit cards issued. These increases were partially offset by the decrease in finance leases and the change in foreign currency translation rates. As of March 31, 2003, finance receivables were geographically distributed as follows: in North America 65.9%, in Japan 17.5%, in Europe 9.0% and in all other markets 7.6%. Toyota maintains programs to sell finance receivables through limited purpose subsidiaries and obtained proceeds from securitization transactions, net of purchased and retained interests, amounting to ¥412.6 billion during fiscal 2003.

Marketable securities and other securities investment including those included in current assets increased during fiscal 2003 by ¥125.7 billion, or 5.9%, to ¥2,257.6 billion, reflecting the changes in investment policies of its subsidiaries in North America, which was offset by a decline in market values at March 31, 2003.

Property, plant and equipment increased during fiscal 2003 by ¥96.9 billion, or 1.9%, reflecting an increase of capital expenditures, which was partially offset by depreciation and the change in foreign currency translation rates.

Accounts payable increased during fiscal 2003 by ¥110.9 billion, or 7.8%, reflecting the expansion of volume, which was partially offset by the change in foreign currency translation rates.

Accrued expenses increased during fiscal 2003 by ¥135.3 billion, or 14.6%, reflecting the increase in expenses due to the increase in product volume, the increase in sales related expenses and employee bonuses, the impact of the increase in the accrued liability for credit card points, which was partially offset by the change in foreign currency translation rates.

Income taxes payable decreased during fiscal 2003 by ¥27.0 billion, or 8.2%, principally as a result of the decrease in income for the last half of fiscal 2003 compared with that for the last half of fiscal 2002.

Toyota’s total borrowings increased during fiscal 2003 by ¥549.1 billion, or 8.2%. Toyota’s short-term borrowings consist of loans with a weighted-average fixed interest rate of 2.05% and commercial paper with a weighted-average fixed interest rate of 1.52%. Short-term borrowings increased during fiscal 2003 by ¥30.1 billion, or 1.6%, to ¥1,855.6 billion. Toyota’s long-term debt consists of unsecured and secured loans, medium-term notes, unsecured notes and long-term capital lease obligations with fixed interest rates ranging from 0.01% to 18.00%, with maturity dates ranging from 2003 to 2030. Toyota’s long-term debt also consists of unsecured convertible bonds of consolidated subsidiaries and notes payable related to securitized finance receivables structured as collateralized borrowings. The current portion of long-term debt increased during fiscal 2003 by ¥104.2 billion, or 9.0%, to ¥1,263.0 billion and the non-current portion increased by ¥414.8 billion, or 11.1%, to ¥4,137.5 billion. These increases reflect borrowings to fund finance receivables and the issuance of commercial paper in Japan, which was offset by the impact of the change in foreign currency translation rates. At March 31, 2003, approximately 40% of long-term debt was denominated in U.S. dollars, 30% in Japanese yen, 14% in Euro and 16% in other currencies. Toyota hedges fixed rate exposure by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.

As of March 31, 2003, Toyota’s total financial debt was 101.9% of total shareholders’ equity, compared to 92.3% as of March 31, 2002.

At March 31, 2003, Toyota had an unfunded pension liability of ¥1,414.0 billion that related primarily to the parent company and its Japanese subsidiaries. The unfunded amounts are primarily funded on the retirement date of each covered employee. In conjunction with enforcement of the Contributed Benefit Pension Plan Law, during fiscal 2003, the parent company and certain domestic subsidiaries applied for exemption from the payments of the benefits related to future employee services and received approvals from the Minister of Health, Labor and Welfare, and also made applications for separation of the remaining substitutional portion that was related to past services, as further described in note 19 to Toyota’s consolidated financial statements.

Toyota’s long-term debt was rated “AAA” by Standard & Poor’s Ratings Group and “Aa1” by Moody’s Investors Services as of March 31, 2003. These ratings represent Standard and Poor’s highest long-term debt rating and Moody’s second highest rating. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

Toyota’s treasury policy is to maintain controls on all exposures, to adhere to stringent counterparty credit standards, and to actively monitor marketplace exposures. Toyota centralized and is pursuing global efficiency of its financial services operations through Toyota Financial Services Corporation.

The key element of Toyota’s financial policy is maintaining a strong financial position that will allow Toyota to fund its research and development initiatives, capital expenditures and financing operations on a cost effective basis even if earnings experience short-term fluctuations. Toyota believes that it maintains sufficient liquidity for its present requirements and that by maintaining high credit ratings, it will continue to be able to access funds from external sources in large amounts and at relatively low costs. Toyota’s ability to maintain its high credit ratings is subject to a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions in Japan and the other major markets in which Toyota does business, as well as Toyota’s successful implementation of its business strategy.

5.C	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Toyota’s research and development activities focus on the environment, vehicle safety, information technology and product development.

Toyota’s environmental research and development activities focus on:

•	Developing light weight and more fuel-efficient engines and transmissions. These technologies include the direct injection four-stroke gasoline engine, the nitrous oxide storage reduction catalytic system and the common rail direct injection diesel engine.

•	Developing alternative fuel powering systems for commercial sale. This includes developing hybrid vehicles such as the Prius and fuel-cell vehicles. The next-generation Prius that Toyota is planning to introduce will feature a new hybrid system combining decreased environmental impact with increased power and performance. Toyota also began limited sales of a fuel cell hybrid vehicle in Japan and the United States in December 2002. Other Toyota efforts in this area include the development of vehicles fueled by compressed natural gas and other alternative fuel vehicles. Toyota has formed a research and development alliance with General Motors Corporation to develop future power systems.

•	Recycling of vehicle parts through the development of recycling technologies. Work in this area includes developing uses for shredder residue, the recycling of nickel-metal hydride batteries and the development of vehicles constructed with a high proportion of recyclable parts.

Toyota’s work in the area of vehicle safety is focused on the development of technologies designed to prevent accidents in the first instance, as well as the development of technologies that protect vehicle occupants and reduce the damage on impact if an accident does occur. Safety technologies in development include:

•	research on improving comfort for different types of passengers, including senior citizens,

•	autonomous driving support systems, including frontal crash-prevention support systems, and

•	networked driving-support systems using advanced communication technologies.

To expand the frontiers of safety technology in automobiles, Toyota completed in 1995 its first prototype Advanced Safety Vehicle, the ASV-1. In 2000, Toyota created a successor prototype, the ASV-2. The ASV-2 incorporates emerging technologies, such as an autonomous safety support system that uses CCD stereo cameras to recognize obstacles in traffic lanes and an infrastructure-harmonized safety support system to warn the driver of pedestrian crossings. With the February 2003 introduction of the Harrier models in Japan, Toyota became the first car manufacturer to implement a pre-crash safety system in its automobiles. This multi-faceted system consists of pre-crash sensors that use millimeter wave radar to detect an imminent crash, seat belts that tighten their hold on passengers during the early stage of crash detection and a brake assist system that utilizes power-assisted braking to minimize the speed on impact. Toyota plans to continue its focus on developing practical applications for its advanced safety technologies.

Toyota’s product development program uses a series of methods which are generally intended to promote timely and appropriate responses to changing market demand. These methods include:

•	reducing the number of vehicle platforms,

•	sharing parts and components among multiple vehicles,

•	shortening the time for development and production preparation by the simultaneous study of design and production engineering processes, and

•	using computers for production design and its evaluation.

In July 2001, Toyota also agreed to work with PSA Peugeot Citroën on the development of a new vehicle platform for low-cost, fuel-efficient and environment-friendly vehicles. In September 2002, Toyota and Nissan Motor Co. entered into an agreement setting forth the basic terms of technical cooperation and other long-term projects involving hybrid systems between the parties. This agreement, which aims for a long-term business relationship of 10 years or longer, calls for Toyota to supply state-of-the-art hybrid system components to Nissan. In addition, with the aim of promoting technical cooperation, both companies agreed to exchange information on hybrid systems that both Toyota and Nissan are currently developing independently, and to discuss the joint development of related components.

Toyota’s research and development expenditures were approximately ¥668 billion in fiscal 2003, ¥589 billion in fiscal 2002 and ¥476 billion in fiscal 2001. Worldwide, approximately 23,000 employees are involved in Toyota’s research and development activities.

Toyota does not consider any one group of patents or licenses to be so important that their expiration or termination would materially affect Toyota’s business. For a further discussion of Toyota’s intellectual property, see “Information on the Company – Business Overview – Intellectual Property”.

5.D	TREND INFORMATION

For a discussion of the trends that affect Toyota’s business and operating results, see “— Operating Results” and “— Liquidity and Capital Resources”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A	DIRECTORS AND SENIOR MANAGEMENT

In June 2003, Toyota implemented a comprehensive reorganization of its senior management structure. As part of this reorganization, Toyota introduced a streamlined board of directors and established the new position of non-board managing officer. Senior Managing Directors serve as the highest authorities in their respective areas of supervision and oversee the daily operations of specific fields/divisions in conjunction with non-board managing officers. Toyota believes this new management system will enhance its global competitiveness by promoting timely, hands-on decision-making for day-to-day operational matters. The 39 non-board managing officers generally have responsibility for Toyota’s daily operations in specific fields/divisions, and are appointed for one-year terms. In addition, Toyota appointed an additional outside corporate auditor in order to strengthen the corporate auditing efforts of its board of auditors.

Name	Age	Title	Date First Elected to Board or as Auditor
Hiroshi Okuda	70	Chairman of the Board	July 1982
Iwao Isomura	70	Vice Chairman of the Board	September 1984
Kosuke Ikebuchi	66	Vice Chairman of the Board	September 1988
Fujio Cho	66	President, Member of the Board	September 1988
Akihiko Saito	63	Executive Vice President, Member of the Board	September 1991
Ryuji Araki	63	Executive Vice President, Member of the Board	September 1992
Yoshio Ishizaka	63	Executive Vice President, Member of the Board	September 1992
Kosuke Shiramizu	62	Executive Vice President, Member of the Board	September 1992
Katsuaki Watanabe	61	Executive Vice President, Member of the Board	September 1992
Kazushi Iwatsuki	62	Executive Vice President, Member of the Board	June 1999
Katsuhiro Nakagawa	61	Executive Vice President, Member of the Board	June 2001
Yasuhito Yamauchi	61	Senior Managing Director, Member of the Board	June 1995
Zenji Yasuda	61	Senior Managing Director, Member of the Board	June 1996
Takashi Kamio	60	Senior Managing Director, Member of the Board	June 1996
Hiroyuki Watanabe	60	Senior Managing Director, Member of the Board	June 1996
Akio Matsubara	61	Senior Managing Director, Member of the Board	June 1996
Tokuichi Uranishi	61	Senior Managing Director, Member of the Board	June 1996
Kazuo Okamoto	59	Senior Managing Director, Member of the Board	June 1996
Kyoji Sasazu	59	Senior Managing Director, Member of the Board	June 1997
Mitsuo Kinoshita	57	Senior Managing Director, Member of the Board	June 1997

Name	Age	Title	Date First Elected to Board or as Auditor
Yoshimi Inaba	57	Senior Managing Director, Member of the Board	June 1997
Teruyuki Minoura	59	Senior Managing Director, Member of the Board	June 1998
Takeshi Uchiyamada	56	Senior Managing Director, Member of the Board	June 1998
Masatami Takimoto	57	Senior Managing Director, Member of the Board	June 1999
Akio Toyoda	47	Senior Managing Director, Member of the Board	June 2000
Shoichiro Toyoda	78	Honorary Chairman of the Board	July 1952
Shuhei Toyoda	56	Director, Member of the Board	June 1998
Hideaki Miyahara	61	Corporate Auditor	June 2000
Yoshiro Hayashi	55	Corporate Auditor	June 2003
Chiaki Yamaguchi	53	Corporate Auditor	June 2003
Yasutaka Okamura	74	Corporate Auditor	June 1997
Hiromu Okabe	66	Corporate Auditor	June 2002
Yoichi Kaya	69	Corporate Auditor	June 2003
Tadashi Ishikawa	61	Corporate Auditor	June 2003

The term of each director listed above expires in June 2004.

Biographies

Hiroshi Okuda has served as a Director, Member of the Board of Toyota Motor Corporation since 1982 and as the Chairman of the Board since 1999. Mr. Okuda served as the President, Member of the Board of Toyota from 1995 to 1999. Mr. Okuda also serves as a Director of KDDI Corporation. Mr. Okuda joined Toyota in 1955.

Iwao Isomura has served as a Director, Member of the Board of Toyota Motor Corporation since 1984 and as the Vice Chairman of the Board since 1996. Mr. Isomura served as an Executive Vice President, Member of the Board of Toyota from 1992 to 1996. Mr. Isomura also serves as a Director of Central Japan Railway Company and as a Director of UFJ Holdings, Inc. Mr. Isomura joined Toyota in 1956.

Kosuke Ikebuchi has served as a Director, Member of the Board of Toyota Motor Corporation since 1988 and as the Vice Chairman of the Board since 2001. Mr. Ikebuchi served as an Executive Vice President, Member of the Board of Toyota from 1999 to 2001. Mr. Ikebuchi joined Toyota in 1960.

Fujio Cho has served as a Director, Member of the Board of Toyota Motor Corporation since 1988 and as the President, Member of the Board of Toyota since 1999. Mr. Cho served as an Executive Vice President, Member of the Board of Toyota from 1998 to 1999 and as the President of Toyota Motor Manufacturing, U.S.A., Inc. from 1988 to 1994. Mr. Cho also serves as a Director of Aioi Insurance Co., Ltd. Mr. Cho joined Toyota in 1960.

Akihiko Saito has served as a Director, Member of the Board of Toyota Motor Corporation since 1991 and as an Executive Vice President, Member of the Board since 2001. Mr. Saito also serves as a Director of Toyoda Boshoku Corporation. Mr. Saito joined Toyota in 1968.

Ryuji Araki has served as a Director, Member of the Board of Toyota Motor Corporation since 1992 and as an Executive Vice President, Member of Board since 2001. Mr. Araki has also served as Chief Finance & Accounting Officer of Toyota since 2003. Mr. Araki also serves as the Chairman of Toyota Financial Services (UK) PLC. Mr. Araki also serves as Director of New United Motor Manufacturing, Inc. Mr. Araki joined Toyota in 1962.

Yoshio Ishizaka has served as a Director, Member of the Board of Toyota Motor Corporation since 1992 and as an Executive Vice President, Member of the Board since 2001. Mr. Ishizaka has also served as the President of Toyota Motor Sales, U.S.A., Inc. between 1996 and 1999 and as the Chairman of Toyota Motor Marketing Europe S.A./N.V. since 2001. Mr. Ishizaka joined Toyota in 1964.

Kosuke Shiramizu has served as a Director, Member of the Board of Toyota Motor Corporation since 1992 and as an Executive Vice President, Member of the Board since 2001. Mr. Shiramizu also serves as the Chairman of Toyota Motor Technical Center (China) Co., Ltd. Mr. Shiramizu joined Toyota in 1963.

Katsuaki Watanabe has served as a Director, Member of the Board of Toyota Motor Corporation since 1992 and as an Executive Vice President, Member of the Board since 2001. Mr. Watanabe also serves as a Vice Chairman of Gamagori Marine Development Co., Ltd. and as a Director of Mitsubishi Securities Co., Ltd. Mr. Watanabe joined Toyota in 1964.

Kazushi Iwatsuki has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 1999 and as an Executive Vice President, Member of the Board since 2001. Mr. Iwatsuki has also served as the President of Osaka Toyopet Co., Ltd. from 1997 to 1999. Mr. Iwatsuki joined Toyota in 1964.

Katsuhiro Nakagawa has served as a Managing Director, Member of the Board of Toyota Motor Corporation since 2001 and as an Executive Vice President, Member of the Board since 2003. Mr. Nakagawa served as the Executive Advisor of The Tokio Marine and Fire Insurance Co., Ltd. between 1998 and 2001. Mr. Nakagawa was the Vice-Minister for International Affairs at the former Japanese Ministry of International Trade and Industry before joining The Tokio Marine and Fire Insurance Co., Ltd. Mr. Nakagawa joined Toyota in 2001.

Yasuhito Yamauchi has served as a Director, Member of the Board of Toyota Motor Corporation since 1995 and as a Senior Managing Director, Member of the Board since 2001. Mr. Yamauchi has served as the Chief Production Engineering Officer and Chief Manufacturing Officer of Toyota since 2003. Mr. Yamauchi joined Toyota in 1968.

Zenji Yasuda has served as a Director, Member of the Board of Toyota Motor Corporation since 1996 and as a Senior Managing Director, Member of the Board since 2001. Mr. Yasuda has served as the Chief Overseas Planning Officer and Chief Overseas Customer Service Operations Officer of Toyota since 2003. Mr. Yasuda joined Toyota in 1965.

Takashi Kamio has served as a Director, Member of the Board of Toyota Motor Corporation since 1996 and as a Senior Managing Director, Member of the Board since 2001. Mr. Kamio has served as the Chief Government and Public Affairs Officer of Toyota since 2003. Mr. Kamio joined Toyota in 1965.

Hiroyuki Watanabe has served as a Director, Member of the Board of Toyota Motor Corporation since 1996 and as a Senior Managing Director, Member of the Board since 2001. Mr. Watanabe has served as the Chief IT & ITS Officer and Chief Quality Control Officer of Toyota since 2003. Mr. Watanabe joined Toyota in 1967.

Akio Matsubara has served as a Director, Member of the Board of Toyota Motor Corporation since 1996 and as a Senior Managing Director, Member of the Board since 2003. Mr. Matsubara has served as the Chief General Administration & Human Resources Officer and the Chief Information Systems Officer of Toyota since 2003. Mr. Matsubara joined Toyota in 1966.

Tokuichi Uranishi has served as a Director, Member of the Board of Toyota Motor Corporation since 1996 and as a Senior Managing Director, Member of the Board since 2003. Mr. Uranishi has also served as the Chief Europe & Africa Operations Officer of Toyota since 2003. Mr. Uranishi joined Toyota in 1966.

Kazuo Okamoto has served as a Director, Member of the Board of Toyota Motor Corporation since 1996 and as a Senior Managing Director, Member of the Board since 2003. Mr. Okamoto has also served as the Chief Design Officer and Chief Product Development Officer of Toyota since 2003. Mr. Okamoto joined Toyota in 1967.

Kyoji Sasazu has served as a Director, Member of the Board of Toyota Motor Corporation since 1997 and as a Senior Managing Director, Member of the Board since 2003. Mr. Sasazu has also served as the Chief Domestic Sales Operations Officer of Toyota since 2003. Mr. Sasazu joined Toyota in 1967.

Mitsuo Kinoshita has served as a Director, Member of the Board of Toyota Motor Corporation since 1997 and as a Senior Managing Director, Member of the Board since 2003. Mr. Kinoshita has also served as the Chief Production Control & Logistics Officer of Toyota since 2003. Mr. Kinoshita joined Toyota in 1968.

Yoshimi Inaba has served as a Director, Member of the Board of Toyota Motor Corporation since 1997 and as a Senior Managing Director, Member of the Board since 2003. Mr. Inaba has also served as the Chief The Americas Operations Officer and Chief Oceania, Middle East and Southwest Asia Operations Officer of Toyota since 2003. Mr. Inaba joined Toyota in 1968.

Teruyuki Minoura has served as a Director, Member of the Board of Toyota Motor Corporation since 1998 and as a Senior Managing Director, Member of the Board since 2003. Mr. Minoura has also served as the Chief Business Development Officer, Chief Purchasing Officer, and Chief Housing (Housing Company) Officer of Toyota since 2003. Mr. Minoura joined Toyota in 1967.

Takeshi Uchiyamada has served as a Director, Member of the Board of Toyota Motor Corporation since 1998 and as a Senior Managing Director, Member of the Board since 2003. Mr. Uchiyamada has also served as the Chief Vehicle Engineering Officer of Toyota since 2003. Mr. Uchiyamada joined Toyota in 1969.

Masatami Takimoto has served as a Director, Member of the Board of Toyota Motor Corporation since 1999 and as a Senior Managing Director, Member of the Board since 2003. Mr. Takimoto has also has served as the Chief Power Train Development Officer and Chief Fuel Cell System Development Officer of Toyota since 2003. Mr. Takimoto joined Toyota in 1970.

Akio Toyoda has served as a Director, Member of the Board of Toyota Motor Corporation since 2000 and as a Senior Managing Director, Member of the Board since 2003. Mr. Toyoda has also served as the Chief Asia & China Operations Officer of Toyota since 2003. Mr. Toyoda joined Toyota in 1984.

Shoichiro Toyoda has served as a Director, Member of the Board of Toyota Motor Corporation since 1952. Dr. Toyoda is currently the Honorary Chairman of the Board of Toyota Motor Corporation. Dr. Toyoda joined Toyota in 1952.

Shuhei Toyoda has served as a Director, Member of the Board of Toyota Motor Corporation since 1998. Mr. Toyoda has also served as the President of Toyota Motor Engineering & Manufacturing Europe S.A./N.V. since 2001, and as the President of Toyota Motor Europe S.A./N.V. since 2002. Mr. Toyoda joined Toyota in 1977.

Hideaki Miyahara has served as a Corporate Auditor of Toyota Motor Corporation since 2000. Mr. Miyahara served as a Director, Member of the Board of Toyota from 1996 to 1999 and as a Managing Director, Member of the Board from 1999 to 2000. Mr. Miyahara joined Toyota in 1965.

Yoshiro Hayashi has served as a Corporate Auditor of Toyota Motor Corporation since 2003. Mr. Hayashi also served as the General Manager of Toyota’s TQM Promotion Division from 1999 to 2003. Mr. Hayashi joined Toyota in 1974.

Chiaki Yamaguchi has served as a Corporate Auditor of Toyota Motor Corporation since 2003. Mr. Yamaguchi also served as the Senior Managing Director of Toyota Finance Corporation from 2001 to 2003. Mr. Yamaguchi joined Toyota in 1972.

Yasutaka Okamura has served as a Corporate Auditor of Toyota Motor Corporation since 1997. Mr. Okamura is an attorney at the Okamura Legal Offices. Mr. Okamura has been registered as a practicing lawyer since 1994.

Hiromu Okabe has served as a Corporate Auditor of Toyota Motor Corporation since 2002. Mr. Okabe is the Vice Chairman of the Board of Denso Corporation.

Yoichi Kaya has served as a Corporate Auditor of Toyota Motor Corporation since 2003. Mr. Kaya is the Assistant Director of the Research Institute of Innovative Technology for the Earth.

Tadashi Ishikawa has served as a Corporate Auditor of Toyota Motor Corporation since 2003. Mr. Ishikawa is the President of Toyota Industries Corporation.

Akio Toyoda is Shoichiro Toyoda’s son. There are no other family relationships between directors and/or corporate auditors.

None of the persons listed above was selected as a director, corporate auditor or member of senior management pursuant to an arrangement or understanding with Toyota’s major shareholders, customers, suppliers or others.

6.B	COMPENSATION OF DIRECTORS AND CORPORATE AUDITORS

The aggregate amount of remuneration, including bonuses but excluding stock options, paid to all directors and corporate auditors as a group by Toyota for services in all capacities during fiscal 2003 was ¥2,444 million. Directors and corporate auditors of Toyota Motor Corporation receive year-end bonuses, the aggregate amount of which is approved at Toyota Motor Corporation’s annual general meeting of shareholders and is based on Toyota Motor Corporation’s financial performance for the fiscal year. The amounts of the bonuses paid to individual directors and corporate auditors are then determined at a meeting of Toyota Motor Corporation’s board of directors and the meeting of corporate auditors.

Toyota Motor Corporation also granted to its directors 465,000 stock options during fiscal 2003 under its stock option plan. For a detailed description of the stock options and the stock option plan, see “— Share Ownership”.

In accordance with customary Japanese business practice, when a director or corporate auditor of Toyota Motor Corporation retires, a proposal to pay a lump sum retirement allowance is submitted to a general meeting of shareholders for approval. The amount of the retirement allowance for a director or corporate auditor generally reflects his position at the time of retirement, the length of his service as a director or corporate auditor and his contribution to Toyota Motor Corporation’s performance. No reserves are accumulated for payment of these allowances.

During fiscal 2003, Toyota paid retirement allowances aggregating ¥306 million to retiring directors and corporate auditors.

6.C	BOARD PRACTICES

Toyota’s articles of incorporation provide for a board of directors of not more than 30 members and for not more than seven corporate auditors. Shareholders elect the directors and corporate auditors at general meetings of shareholders. The normal term of office of a director is one year and of a corporate auditor is three years (four years for corporate auditors elected in or after June 2003). Directors and corporate auditors may serve any number of consecutive terms. In June 2003, pursuant to the implementation of a comprehensive reorganization of its senior management structure, Toyota reduced the size of its board of directors from 58 directors to 27 directors.

The board of directors may elect one Chairman of the Board, one President and one or more Vice Chairmen of the Board, Executive Vice Presidents and Senior Managing Directors. The board of directors elects, pursuant to its resolutions, one or more Representative Directors. Each Representative Director represents Toyota generally in the conduct of its affairs. The board of directors has the ultimate responsibility for the administration of Toyota’s affairs. None of Toyota’s directors is party to a service contract with the company that provides for benefits upon termination of employment.

Under Japan’s Commercial Code, Toyota must have at least three corporate auditors. At least one must be an outside corporate auditor. Together, these corporate auditors form a board of corporate auditors. The corporate auditors have the duty to examine the financial statements and business reports which are submitted by the board of directors to the general meeting of shareholders. The corporate auditors also supervise the administration of Toyota’s affairs by the directors. Corporate auditors are not required to be, and Toyota’s corporate auditors are not, certified public accountants. They are required to participate in meetings of the board of directors but are not entitled to vote.

Toyota does not have a remuneration committee.

6.D	EMPLOYEES

The total number of Toyota employees, on a consolidated basis, as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau was 264,096 at March 31, 2003, 246,702 at March 31, 2002 and 215,648 at March 31, 2001. The following tables set forth a breakdown of persons employed by business segment and by geographic location at March 31, 2003.

Segment	Number of Employees	Location	Number of Employees
Automotive	234,653	Japan	179,039
Financial services	5,711	North America	30,775
All other	18,750	Europe	14,418
Unallocated	4,982	Other foreign countries	39,864

Total company	264,096	Total company	264,096

As a result of Toyota’s business plan to further localize its global operations, the number of Toyota’s employees in the countries in which Toyota operates has generally been growing over the last several years.

Most regular employees of Toyota Motor Corporation and its consolidated subsidiaries in Japan, other than management, are required to become members of the labor unions that comprise the FEDERATION OF ALL TOYOTA WORKERS’ UNIONS. Approximately 89% of Toyota Motor Corporation’s regular employees in Japan are members of this union.

In Japan, basic wages and other working conditions are negotiated annually. In addition, in accordance with Japanese national custom, each employee is also paid a semiannual bonus. Bonuses are negotiated at the time of wage negotiations and are based on Toyota’s financial results, prospects and other factors. The average wage increases per employee, excluding bonuses, in Japan have been approximately 2.0% per year for the past five fiscal years.

In North America, Toyota’s workers at its facilities in California are unionized. The collective bargaining agreement for these workers expires in July 2004. Toyota’s workers at its joint venture with General Motors are also unionized. The collective bargaining agreement for these workers expires in August 2005.

In general, Toyota considers its labor relations with all of its workers to be good. However, Toyota is currently a party to, and otherwise from time to time experiences, labor disputes in some of the countries in which it operates. Toyota does not expect any disputes to which it is currently a party to materially affect Toyota’s consolidated financial position.

During fiscal 2003, Toyota averaged 5,010 part-time employees at the end of each month.

6.E	SHARE OWNERSHIP

The following table sets forth information with respect to the number of shares of Toyota’s common stock held by each director and corporate auditor as of June 2003.

Name	Number of Shares
Hiroshi Okuda	64,963
Iwao Isomura	20,300
Kosuke Ikebuchi	15,080
Fujio Cho	25,105
Akihiko Saito	116,757
Ryuji Araki	108,293
Yoshio Ishizaka	12,310
Kosuke Shiramizu	10,000
Katsuaki Watanabe	12,171
Kazushi Iwatsuki	12,110
Katsuhiro Nakagawa	7,000
Yasuhito Yamauchi	10,936
Zenji Yasuda	22,675
Takashi Kamio	15,100
Hiroyuki Watanabe	6,315
Akio Matsubara	14,044
Tokuichi Uranishi	15,333
Kazuo Okamoto	11,264
Kyoji Sasazu	12,092
Mitsuo Kinoshita	10,070
Yoshimi Inaba	15,000
Teruyuki Minoura	6,116
Takeshi Uchiyamada	10,464
Masatami Takimoto	10,100
Akio Toyoda	529,891
Shoichiro Toyoda	15,136,193
Shuhei Toyoda	222,207
Hideaki Miyahara	19,600
Yoshiro Hayashi	5,000
Chiaki Yamaguchi	5,000
Yasutaka Okamura	—
Hiromu Okabe	—
Yoichi Kaya	—
Tadashi Ishikawa	3,000
Total	16,484,489

Each of the persons listed above owns less than one percent of the issued and outstanding shares of common stock of Toyota. The shares listed above do not include options that are exercisable for shares of Toyota’s common stock. For a description of these options, see “— Stock Options” below.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

Stock Options

Toyota has enacted stock option plans in each of the past five years. These plans were approved by Toyota’s shareholders in June of 1999, 2000, 2001, 2002 and 2003. Under the plan enacted in 1999, Toyota issued options to purchase up to 465,000 shares of common stock to its directors. Under the plan enacted in 2000, Toyota issued options to purchase up to 455,000 shares of common stock to its directors. Under the plan enacted in 2001, Toyota issued options to purchase up to 1,361,000 shares of common stock to its directors and 408 other employees that held the two highest ranks at Toyota at the time the plan was approved. Under the plan enacted in 2002, Toyota issued stock acquisition rights, which are rights introduced as of April 2002 pursuant to the amendment to the Commercial Code, to purchase up to 1,876,000 shares of common stock to its directors and 496 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2003 plan, Toyota is authorized to issue stock acquisition rights to purchase up to 1,958,000 shares of common stock to its directors and 565 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate.

Pursuant to the provisions of each plan enacted prior to 2002, options may be exercised during a two-year period that starts two years from the date first granted at an exercise price of 1.025 times the closing price of Toyota’s common stock on the Tokyo Stock Exchange on the date of grant. Each plan provides that each director will be granted no more than 15,000 and no less than 5,000 options and the year 2001 plan provides that each eligible employee will be granted 2,000 options. Each option represents one share of common stock of Toyota. Pursuant to the provisions of the 2002 and 2003 plans, stock acquisition rights may be exercised during a four-year period that starts two years from the date first granted at an exercise price of 1.025 times the closing price of Toyota’s common stock on the Tokyo Stock Exchange on the date of grant. The 2002 plan provides that each director will be granted no more than 200 and no less than 100 stock acquisition rights, and each eligible officer or employee will be granted no more than 100 and no less than 20 stock acquisition rights. The 2003 plan provides that each director will be granted no more than 200 and no less than 150 stock acquisition rights, and each eligible officer or employee will be granted no more than 100 and no less than 20 stock acquisition rights. One hundred shares will be issued or delivered upon the exercise of each stock acquisition right. The options are granted on August 1 of each year.

Each plan further provides that an option holder who retires while his options are still exercisable retains the right to exercise his options until the earlier of: (i) six months after his retirement, or (ii) four years (six years under the 2002 plan) after the date the options were first granted. Under the 2003 plan, an option holder who retires while his options are still exercisable retains the right to exercise his shares until six years after the date the options were first granted. An option holder’s right to purchase common stock under each plan lapses automatically upon his death.

The following table summarizes information for options outstanding and exercisable at March 31, 2003:

	Outstanding				Exercisable
Exercise Price range	Number of shares	Weighted- average exercise price	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price	Weighted- average exercise price
(Yen)		(Yen)	(Dollars)	(Years)		(Yen)	(Dollars)
¥2,958 – 4,000	1,876,000	¥2,958	$25	5.33	—	—	—
¥4,001 – 4,838	1,941,000	¥4,304	$36	1.86	625,000	¥4,503	$37

During 2001, Toyota adopted an incentive plan with terms similar to its stock option plans described above. Under the plan, 58 directors, officers and employees of Toyota subsidiaries and one Toyota affiliate, each located outside Japan, are eligible to receive 2,000 options.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A	MAJOR SHAREHOLDERS

As of March 31, 2003, 3,451,617,645 shares (excluding treasury shares) of Toyota’s common stock were outstanding. Beneficial ownership of Toyota’s common stock in the table below was prepared from publicly available records of the filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Securities and Exchange Law of Japan.

Under the Securities and Exchange Law of Japan, any person who becomes, beneficially and solely or jointly, a holder, including, but not limited to, a deemed holder who manages shares for another holder pursuant to a discretionary investment agreement, of more than 5% of the shares with voting rights of a company listed on a Japanese stock exchange (including ADSs representing such shares) must file a report concerning the shareholding with the Director of the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, solely or jointly, of more than 5% of the total issued shares of a company increases or decreases by 1% or more, or if any change to a material matter set forth in any previously filed reports occurs.

Based on publicly available information, the following table sets forth the beneficial ownership of holders of more than 5% of Toyota’s common stock as of the dates indicated in the reports described below.

Name of Beneficial Owner	Number of Shares	Percentage of Shares Outstanding
UFJ Bank Limited	217,135,458	6.01
Toyota Industries Corporation	187,115,312	5.18

The number of shares owned by UFJ Bank Limited (a successor in interest to The Sanwa Bank, Limited and The Tokai Bank, Limited that was created by a merger between the two banks as of January 15, 2002) is based on a report filed under the Securities and Exchange Law of Japan stating that, as of April 30, 2003, UFJ Bank Limited and its subsidiaries directly held 128,118,358 shares, and was deemed to hold beneficially, pursuant to investment or trust contracts, 89,049,200 shares of Toyota’s common stock.

The number of shares owned by Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd.) is based on a report filed under the Securities and Exchange Law of Japan stating that Toyota Industries Corporation held or was deemed to hold beneficially, as of November 13, 1995, 187,115,312 shares of Toyota’s common stock.

Based on information made publicly available on or after January 1, 2000, the following table describes transactions resulting in a 1% or greater change in the percentage ownership held by major beneficial owners of Toyota’s common stock.

Name of Shareholder	Date of Transaction	Shares Owned Prior to Transaction	Percentage of Shares Issued	Number of Shares Changed	Shares Owned After the Transaction	Percentage of Shares Issued
The Sanwa Bank, Limited and its joint holders	October 31, 2000	—	—	—	192,402,730	5.14
The Sanwa Bank, Limited and its joint holders*	April 2, 2001	191,706,330	5.12	225,519,895	417,226,225	11.31
Sumitomo Mitsui Banking Corporation and its joint holder	April 30, 2001	—	—	—	186,315,239	5.06

Name of Shareholder	Date of Transaction	Shares Owned Prior to Transaction	Percentage of Shares Issued	Number of Shares Changed	Shares Owned After the Transaction	Percentage of Shares Issued
The Sanwa Bank, Limited, The Tokai Bank, Limited and their joint holders	May 17, 2001	417,226,225	11.31	(37,414,900)	379,811,325	10.31
The Sanwa Bank, Limited, The Tokai Bank, Limited and their joint holders	October 31, 2001	378,027,758	10.26	(45,710,200)	332,317,558	9.10
UFJ Bank Limited** and its joint holders	January 31, 2002	332,317,558	9.10	(38,857,900)	293,459,658	8.04
Sumitomo Mitsui Banking Corporation and its joint holder	October 31, 2002	186,315,239	5.06	(67,881,090)	118,434,149	3.28
UFJ Bank Limited and its joint holders	April 30, 2003	255,060,258	7.07	(37,9214,80)	217,135,458	6.01

*	The Tokai Bank, Limited became a joint holder as of April 2, 2001.
**	Created by a merger between The Sanwa Bank, Limited and The Tokai Bank, Limited on January 15, 2002. The percentage holding of shares issued by UFJ Bank Limited and its joint holders was changed to 7.80 as of April 30, 2002.

According to The Bank of New York, depositary for Toyota’s ADSs, as of March 31, 2003, 18,582,144 shares of Toyota’s common stock were held in the form of ADRs and there were 1,896 ADR holders of record in the United States. According to Toyota’s register of shareholders, as of March 31, 2003, there were 381,901 holders of common stock of record worldwide. As of March 31, 2003, there were 239 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 5.6% of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

Toyota knows of no arrangements the operation of which may at a later time result in a change of control.

7.B	RELATED PARTY TRANSACTIONS

Business Relationships

Toyota purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s equity-method affiliates and those firms with which certain members of Toyota’s board of directors are affiliated. Toyota purchased materials, supplies and services from these affiliated entities in the amount of ¥3,725 billion in fiscal 2003. Toyota also sells its products and services to Toyota’s equity-method affiliates and firms with which certain members of Toyota’s board of directors are affiliated. Toyota sold products and services to these affiliated entities in the amount of ¥921.6 billion in fiscal 2003. Toyota believes all of these purchase and sale transactions were arm’s-length transactions. See note 12 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with affiliated companies.

Loans

Toyota regularly has trade accounts and other receivables payable by, and accounts payable to, Toyota’s equity-method affiliates and firms with which certain members of Toyota’s board of directors are affiliated. Toyota had outstanding trade accounts and other receivables payable by these affiliated entities in the amount of ¥221.2 billion as of March 31, 2003. Toyota had accounts payable to these affiliated entities in the amount of ¥452.2 billion as of March 31, 2003.

Toyota held convertible debt securities issued by Toyota’s equity-method affiliates and firms with which certain members of Toyota’s board of directors are affiliated in the amount of ¥49.0 billion as of March 31, 2003. The debt securities have interest rates ranging between 0.35% and 2.00%. The maturities of these debt securities range from one to three years.

Toyota, from time to time, provides short- to medium-term loans to its affiliates, as well as loans under a loan program established by certain subsidiaries to assist their executives and directors with the purchase of homes. As of March 31, 2003, an aggregate amount of ¥33.2 billion in loans was outstanding to its equity-method affiliates. As of March 31, 2003, an aggregate amount of ¥21.1 billion in loans was outstanding to those of its affiliates not accounted for under the equity method, which are 20% to 50% owned by Toyota. As of March 31, 2003, the largest single loan outstanding to any such equity-method affiliate was a short-term loan of ¥2.6 billion at a fixed rate. Toyota believes that each of these loans was entered into in the ordinary course of business.

7.C	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1-3.	Consolidated Financial Statements. Toyota’s audited consolidated financial statements are included under “Item 18 — Financial Statements”. Except for Toyota’s consolidated financial statements included under Item 18, no other information in this annual report has been audited by Toyota’s auditors.
4.	Not applicable.
5.	Not applicable.
6.	Export Sales. See “Operating and Financial Review and Prospects — Operating Results — Overview — Geographical Breakdown”.
7.	Legal and Arbitration Proceedings. See “Information on the Company — Business Overview — Legal Proceedings”.
8.	Dividend Policy. See “Selected Financial Data — Dividends”.

8.B	SIGNIFICANT CHANGES

Except as disclosed in this annual report, there have been no significant changes since the date of Toyota’s latest annual financial statements.

ITEM 9.	THE OFFER AND LISTING

9.A	LISTING DETAILS

The following table sets forth for the periods shown the reported high and low sales prices of the common stock on the Tokyo Stock Exchange and the ADSs on the Nasdaq SmallCap Market (through September 28, 1999) and the New York Stock Exchange (from September 29, 1999).

	Tokyo Stock Exchange		Nasdaq		New York Stock Exchange
	Price per Share		Price per ADS		Price per ADS
	High	Low	High	Low	High	Low
Fiscal Year Ending March 31,
1999	3,630	2,530	$58 3/4	$40 15/16
2000	5,500	3,150	104	52 3/8	$104	$60.875
2001	5,800	3,370			108.25	58.20
2002	4,450	2,665			71.50	46.60
2003	3,790	2,625			57.45	44.40

Financial Quarter Ending
June 30, 2001	4,450	3,940			71.50	65.10
September 30, 2001	4,440	2,665			71.44	46.60
December 31, 2001	3,420	2,970			56.70	47.02
March 31, 2002	3,920	3,210			60.00	48.75
June 30, 2002	3,790	2,995			57.45	49.25
September 30, 2002	3,450	2,690			54.30	47.00
December 31, 2002	3,300	2,755			53.85	45.50
March 31, 2003	3,300	2,625			55.37	44.40
June 30, 2003	3,180	2,455			53.75	41.17
September 30, 2003 (through July 28, 2003)	3,500	3,090			58.95	52.20

Month Ending
January 31, 2003	3,300	2,835			55.37	47.30
February 28, 2003	3,010	2,760			50.19	47.27
March 31, 2003	2,945	2,625			48.96	44.40
April 30, 2003	2,710	2,455			46.00	41.17
May 31, 2003	2,860	2,620			47.89	44.50
June 30, 2003	3,180	2,835			53.75	48.00

9.B	PLAN OF DISTRIBUTION

Not applicable.

9.C	MARKETS

The primary trading market for Toyota’s common stock is the Tokyo Stock Exchange. The common stock is also listed on the Nagoya Stock Exchange and three other regional stock exchanges in Japan.

Since September 29, 1999, American Depositary Shares, each equal to two shares of Toyota’s common stock and evidenced by American Depositary Receipts, have been traded and listed on the New York Stock Exchange through a sponsored ADR facility operated by The Bank of New York, as depositary. Prior to that time, Toyota’s ADSs were listed on the Nasdaq SmallCap Market through five unsponsored ADR facilities.

Toyota’s common stock is also listed on the London Stock Exchange.

9.D	SELLING SHAREHOLDERS

Not applicable.

9.E	DILUTION

Not applicable.

9.F	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A	SHARE CAPITAL

Not applicable.

10.B	MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is information relating to Toyota’s common stock, including brief summaries of the relevant provisions of Toyota’s articles of incorporation and share handling regulations, as currently in effect, and of the Commercial Code of Japan and related legislation.

General

Toyota’s authorized share capital as of March 31, 2003 is 9,740,185,400 shares, of which 3,609,997,492 shares were issued. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against Toyota, a shareholder must have its name and address registered on Toyota’s register of shareholders, in accordance with Toyota’s share handling regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with Japan Securities Depository Center, Inc. If a holder is not a participating institution in the Securities Center, it must participate through a participating institution, such as a securities company or bank having a clearing account with the Securities Center. All shares deposited with the Securities Center will be registered in the name of the Securities Center on Toyota’s register of shareholders. Each participating shareholder will in turn be registered on Toyota’s register of beneficial shareholders and be treated in the same way as shareholders registered on Toyota’s register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by the Securities Center for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial owners may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from Toyota. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

Objects and Purposes

Article 2 of the Articles of Incorporation of Toyota states that its purpose is to engage in the following businesses:

•	the manufacture, sale, leasing and repair of:

•	motor vehicles, industrial vehicles, ships, aircraft, other transportation machinery and apparatus, space machinery and apparatus, and parts thereof;

•	industrial machinery and apparatus, other general machinery and apparatus, and parts thereof;

•	electrical machinery and apparatus, and parts thereof; and

•	measuring machinery and apparatus, medical machinery and apparatus, and parts thereof;

•	the manufacture and sale of ceramics and synthetic resin products, and materials thereof;

•	the manufacture, sale and repair of construction materials and equipment, and machinery and apparatus relating to residential buildings;

•	the planning, designing, supervision, execution and undertaking of construction work, civil engineering work, land development, urban development and regional development;

•	the sale, purchase, leasing, brokerage and management of real estate;

•	information processing, information communications and information supply services, and the development, sale and leasing of software;

•	the design and development of product sales systems that utilize networks such as the Internet;

•	the sale, leasing and maintenance of product sales systems that utilize networks, and sales of products through the use of such systems;

•	the inland transportation, marine transportation, air transportation, stevedoring, warehousing and tourism businesses;

•	the printing, publishing, advertising and publicity, general leasing, security and temporary staffing businesses;

•	credit card operations, the purchase and sale of securities, investment consulting, investment trust operations, and other financial services;

•	the operation and management of facilities, such as parking lots, showrooms, educational facilities, medical care facilities, sports facilities, marinas, airfields, food and drink stands and restaurants, lodging facilities, retail stores and others;

•	the non-life insurance agency business and the life insurance agency business;

•	the production and processing through the use of biotechnology of agricultural products, including trees, and the sale of such products;

•	the sale of goods related to each of the preceding items and mineral oil; and

•	conducting engineering, consulting and research and inventing products related to each of the preceding items and the utilization of such inventions and research, and any businesses incidental to or related to any of the preceding businesses.

Dividends

Under its articles of incorporation, Toyota’s financial accounts will be closed on March 31 of each year and dividends, if any, will be paid to shareholders of record as of that date. In addition to year-end dividends, the board of directors may by resolution declare an interim cash dividend to shareholders of record as of September 30 of each year. Under the Commercial Code, however, Toyota cannot declare or pay dividends unless specified financial criteria are met based on the amount of its stated capital and legal reserves.

Under its articles of incorporation, Toyota is not obligated to pay any dividends which are left unclaimed for a period of three years after the date on which they first became payable.

Capital Accounts and Stock Splits

Under the Commercial Code, the entire amount of the issue price of new shares is required to be accounted for as stated capital, although Toyota may account for an amount not exceeding one-half of the issue price as additional paid-in capital. Toyota may at any time transfer the whole or any part of its additional paid-in capital and legal reserve to stated capital by resolution of the board of directors. Toyota may also reduce the sum of its legal reserve and additional paid-in capital to one-quarter or more of its stated capital by resolution of a general meeting of shareholders. The whole or any part of retained earnings which may be distributed as year-end dividends may also be transferred to stated capital by resolution of an ordinary general meeting of shareholders.

Toyota may at any time split the outstanding shares into a greater number of shares by resolution of the board of directors. Toyota must give public notice of the stock split, specifying a record date for the stock split, not less than two weeks prior to the record date. In addition, promptly after the stock split takes effect, Toyota must give notice to each shareholder specifying the number of shares to which the shareholder is entitled by virtue of the stock split.

Japanese Unit Share System

General.    Consistent with the requirements of the Commercial Code, Toyota’s articles of incorporation provide that 100 shares constitute one “unit”. Although the number of shares constituting a unit is included in the articles of incorporation, any amendment to the articles of incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by resolution of the board of directors rather than by a special shareholders resolution, which is otherwise required for amending the articles of incorporation. The number of shares constituting one unit, however, cannot exceed the lesser of 1,000 shares and one-two hundredths (1/200) of the number of all issued shares.

Voting Rights under the Unit Share System.    Under the unit share system, shareholders have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

Share Certificate for Less Than a Full Unit of Shares.    Toyota’s articles of incorporation provide that generally no share certificate for any number of shares less than a unit will be issued. As the transfer of shares normally requires delivery of share certificates, any fraction of a unit for which share certificates are not issued will not be transferable.

Repurchase by Toyota of Shares Constituting Less Than a Unit.    A holder of shares constituting less than a full unit may require Toyota to purchase those shares at their market value in accordance with the provisions of Toyota’s share handling regulations.

Surrender of American Depositary Shares.    As a result of the unit share system, ADR holders will only be permitted to surrender ADRs and withdraw underlying shares constituting whole units. If a holder surrenders an ADR representing shares that do not constitute an integral number of whole units, the depositary will deliver to that holder only those shares which constitute a whole unit. The depositary will then issue to the holder a new ADR representing the remaining shares. Holders of an ADR that represents less than a whole unit of underlying shares will be unable to withdraw the underlying shares. As a result, those holders will be unable to require Toyota to purchase their underlying shares to the extent those shares constitute less than one whole unit.

Voting Rights

Toyota holds its ordinary general meeting of shareholders in June of each year in or near Toyota City or in Nagoya City, Japan. In addition, Toyota may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Commercial Code, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with Toyota’s share handling regulations, at least two weeks prior to the date of the meeting.

A holder of shares constituting one or more whole units is generally entitled to one vote per unit of shares subject to the limitations on voting rights set forth in this paragraph. In general, under the Commercial Code, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and Toyota’s articles of incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of the total number of outstanding shares having voting rights. Toyota’s shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose outstanding shares are in turn more than one-quarter directly or indirectly owned by Toyota does not have voting rights.

Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights.

The Commercial Code provides that a quorum of one-third of outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

•	amendment of the articles of incorporation,

•	the removal of a director or corporate auditor,

•	a dissolution, merger, consolidation or split-up of Toyota,

•	the transfer of the whole or an important part of Toyota’s business,

•	the taking over of the whole of the business of any other corporation,

•	any issuance of new shares (including transfer of treasury stock) at a specially favorable price (or any issuance of stock acquisition rights with specially favorable conditions or of bonds with stock acquisition rights with specially favorable conditions) to persons other than shareholders, and

•	share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships.

At least two-thirds of the shares having voting rights represented at the meeting must approve these actions.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders.

Subscription Rights

Holders of shares have no preemptive rights under Toyota’s articles of incorporation. Under the Commercial Code, the board of directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares, stock acquisition rights or bonds with stock acquisition rights. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date. Public or individual notice must be given to each of these shareholders at least two weeks prior to the date of expiration of the subscription rights.

Rights to subscribe for new shares may be transferable or nontransferable and may be made substantially below the market price of shares. Accordingly, rights offerings can result in substantial dilution or can result in rights holders not being able to realize the economic value of those rights.

Liquidation Rights

In the event of a liquidation of Toyota, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the respective number of shares they own.

Liability to Further Calls or Assessments

All of Toyota’s currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.

Transfer Agent

UFJ Trust Bank Limited is the transfer agent for the shares. UFJ Trust’s office is located at 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-0005 Japan. UFJ Trust maintains Toyota’s register of shareholders and records transfers of record ownership upon presentation of share certificates.

Record Date

The close of business on March 31 is the record date for Toyota’s year-end dividends, if paid. A holder of shares constituting one or more whole units who is registered as a holder on Toyota’s register of shareholders or register of beneficial ownership at the close of business as of March 31 is also entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on March 31. The close of business on September 30 of each year is the record date for interim dividends, if paid. In addition, Toyota may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ public notice.

The shares generally trade ex-dividend or ex-rights in the Japanese stock exchanges on the third business day before a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Repurchase by Toyota of Shares

Toyota may acquire its own shares (i) through a stock exchange on which such shares are listed or by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders), (ii) by purchase from a specific party (pursuant to a special resolution of an ordinary general meeting of shareholders) or (iii) from a subsidiary of Toyota (pursuant to a resolution of the board of directors). When such acquisition is made by Toyota from a specific party other than a subsidiary of Toyota, any other shareholder may make a demand to a representative director, more than five calendar days prior to the relevant shareholders’ meeting, that Toyota also purchase the shares held by such shareholder. Any such acquisition of shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital. However, if it is anticipated that the net assets on the balance sheet as at the end of the immediately following fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and certain other items, Toyota may not acquire such shares.

Shares acquired by Toyota may be held by it for any period or may be cancelled by resolution of the board of directors. Toyota may also transfer to any person the shares held by it, subject to a resolution of the board of directors, and subject also to other requirements similar to those applicable to the issuance of new shares. Toyota may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

The Commercial Code generally prohibits any subsidiary of Toyota from acquiring shares of Toyota.

Acquisition or Disposition of Shares or ADS

Under the Foreign Exchange and Foreign Trade Law and the cabinet orders and ministerial ordinances thereunder (collectively, the “Foreign Exchange Regulations”), all aspects of regulations on foreign exchange and foreign trade transactions are, with minor exceptions relating to inward direct investments (which are not generally applicable to Toyota’s shares), only subject to post transaction reporting requirements. Acquisitions and dispositions of shares of common stock or ADS by non-residents of Japan (including foreign corporations not resident in Japan) are generally not subject to this reporting requirement. However, the Minister of Finance has the power to impose a licensing requirement for transactions in limited circumstances.

Report of Substantial Shareholdings

The Securities and Exchange Law of Japan and regulations under the Law require any person who has become a holder (together with its related persons) of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market (including ADSs representing such shares) to file with the Director of a competent Local Finance Bureau, within five business days, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in any shareholding or any change in material matters set out in reports previously filed. Copies of any report must also be furnished to the company and to all Japanese stock exchanges on which the company’s shares are listed or, in the case of shares traded on the over-the-counter market, the Japan Securities Dealers Association. For this purpose, shares issuable to a 5% or greater shareholder upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by that holder and the company’s total issued share capital.

10.C	MATERIAL CONTRACTS

All contracts concluded by Toyota during the two years preceding this filing were entered into in the ordinary course of business.

10.D	EXCHANGE CONTROLS

The Foreign Exchange and Foreign Trade Law of Japan and its related cabinet orders and ministerial ordinances (the “Foreign Exchange Regulations”) govern the acquisition and holding of shares of capital stock of Toyota by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.

Exchange non-residents are:

•	individuals who do not reside in Japan; and

•	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations that are located within Japan are regarded as residents of Japan. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are:

•	individuals who are exchange non-residents;

•	corporations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

•	corporations (1) of which 50% or more of their shares are held by individuals who are exchange non-residents and/or corporations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside of Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

In general, the acquisition of shares of a Japanese company (such as the shares of capital stock of Toyota) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of capital stock of Toyota) for consideration exceeding ¥100 million to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank, securities company or financial futures trader licensed under Japanese law.

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of capital stock of Toyota) or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company within 15 days from and including the date of the acquisition, except where the offering of the company’s shares was made overseas. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which Toyota’s ADSs are issued, the Depositary is required, to the extent that in its judgment it can convert yen on a reasonable basis into dollars and transfer the resulting dollars to the United States, to convert all cash dividends that it receives in respect of deposited shares into dollars and to distribute the amount received (after deduction of applicable withholding taxes) to the holder of ADSs.

10.E	TAXATION

The discussion below is intended for general information only and does not constitute a complete analysis of all tax consequences relating to ownership of shares of common stock or the ADSs. Prospective purchasers of shares of common stock or the ADSs should consult their own tax advisors concerning the tax consequences of their particular situations.

The following is a general summary of the principal U.S. federal income and Japanese tax consequences of the acquisition, ownership and disposition of shares of common stock or ADSs by an investor that holds those shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not purport to address all material tax consequences that may be relevant to holders of shares of common stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, partnerships and other pass-through entities, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of Toyota’s voting stock, investors that hold shares of common stock or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the tax laws of the United States and Japan, judicial decisions, published rulings, administrative pronouncements, and United States Treasury Regulations, all as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan (the “Treaty”), all of which are subject to change (possibly with retroactive effect), and to differing interpretations. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement, and in any related agreement, will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of common stock or ADSs that is for U.S. federal income tax purposes:

1.	an individual citizen or resident of the United States,

2.	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia,

3.	an estate the income of which is subject to U.S. federal income tax without regard to its source, or

4.	a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

An “Eligible U.S. Holder” is a U.S. Holder that:

1.	is a resident of the United States for purposes of the Treaty,

2.	does not maintain a permanent establishment or fixed base in Japan to which shares of common stock or ADSs are attributable and through which the U.S. Holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services), and

3.	is otherwise eligible for benefits under the Treaty with respect to income and gain derived in connection with the shares of common stock or ADSs.

A “Non-U.S. Holder” is any beneficial owner of shares of common stock or ADSs that is not a U.S. Holder.

If a partnership holds shares of common stock or ADSs, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding shares of common stock or ADSs should consult their own tax advisors.

This summary does not address any aspects of U.S. federal tax law other than income taxation, and does not discuss any aspects of Japanese tax law other than income taxation, inheritance and gift taxation and securities transfer taxation. Investors are urged to consult their tax advisors regarding the U.S. federal, state and local and Japanese and other tax consequences of acquiring, owning and disposing of shares of common stock or ADSs. In particular, where relevant, investors are urged to confirm their status as Eligible U.S. Holders with their tax advisors and to discuss with their tax advisors any possible consequences of their failure to qualify as Eligible U.S. Holders.

In general, taking into account the earlier assumptions, for purposes of the Treaty and for U.S. federal income and Japanese tax purposes, owners of ADRs evidencing ADSs will be treated as the owners of the shares of common stock represented by those ADSs, and exchanges of shares of common stock for ADSs, and exchanges of ADSs for shares of common stock, will not be subject to U.S. federal income or Japanese tax.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to holders of shares of capital stock of Toyota and of ADRs evidencing ADSs representing shares of common stock of Toyota who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan, (“non-resident Holders”).

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits in themselves are not subject to Japanese income tax.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is 20 percent. With respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of capital stock of Toyota) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or Japanese non-resident individuals, such as non-resident Holders), except for any individual shareholder who holds 5 percent or more of the outstanding total of the shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 10 percent for dividends due and payable on or after 1st April, 2003 but on or before December 31, 2003, (ii) 7 percent for dividends due and payable on or after January 1, 2004 but on or before March 31, 2008, and (iii) 15 percent for dividends due and payable on or after April 1, 2008. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above mentioned withholding tax rate is reduced, in most cases to 15 percent for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the U.K., and the U.S.

Under the Tax Convention, as currently in force, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an eligible U.S. holder generally is limited to 15 percent of the gross amount actually distributed. If the maximum tax rate provided for in the income tax treaty applicable to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law, such non-resident Holder who is entitled to a reduced rate of Japanese withholding tax on payment of dividends on Toyota’s shares of capital stock by Toyota is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through Toyota to the relevant tax authority before payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADRs, this reduced rate is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after Toyota’s fiscal year-end). To claim this reduced rate, any relevant non-resident Holder of ADRs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty from the relevant Japanese tax authority.

Gains derived from the sale of shares of capital stock of Toyota of ADRs outside Japan of shares by a non-resident Holder holding such shares or ADRs as portfolio investors are, in general, not subject to Japanese income or corporation tax. U.S. holders are not subject to Japanese income or corporation tax with respect to such gains under the Tax Convention.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of capital stock or ADRs as a legatee, heir or donee even though neither the individual nor the deceased nor the donor is a Japanese resident.

Holders of shares of capital stock Toyota or ADRs should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. holders, the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

U.S. Federal Income Taxation

U.S. Holders

Taxation of Dividends

Subject to the passive foreign investment company rules discussed below, under U.S. federal income tax law, the gross amount of any distribution made by Toyota in respect of shares of common stock or ADSs (without reduction for Japanese withholding taxes) will constitute a taxable dividend to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. That dividend generally will be included in the gross income of a U.S. Holder, as ordinary income, when the dividend is actually or constructively received by the U.S. Holder, in the case of shares of common stock, or by the depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. However, pursuant to recently enacted legislation, dividends paid to certain U.S. Holders (including individuals) may be eligible for preferential U.S. federal income tax rates.

A dividend paid in Japanese yen will be included in gross income in a U.S. dollar amount based on the Japanese yen/U.S. dollar exchange rate in effect on the date that the dividend is included in the gross income of the U.S. Holder, regardless of whether the payment is converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date that payment is converted into U.S. dollars (or otherwise disposed of) will be treated as U.S. source ordinary income or loss.

To the extent, if any, that the amount of any distribution received by a U.S. Holder in respect of shares of common stock or ADSs exceeds Toyota’s current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, the distribution first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in those shares or ADSs, and any balance in excess of that adjusted tax basis will be treated as U.S. source capital gain.

Distributions of additional shares of common stock that are made to U.S. Holders with respect to their shares of common stock or ADSs, and that are part of a pro rata distribution to all of Toyota’s shareholders, generally will not be subject to U.S. federal income tax.

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of common stock or ADSs will constitute income from sources outside the United States, and generally will be treated separately, together with other items of “passive income” (or, in the case of some holders, “financial services income”), in computing foreign tax credit limitations. Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of a Toyota dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, if the U.S. Holder so elects (or as a deduction from that U.S. Holder’s taxable income). Special rules generally will apply to the calculation of foreign tax credits, in respect of dividend income that qualifies for preferential U.S. federal income tax rates under recently enacted legislation. Additionally, special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

(i)	has held shares of common stock or ADSs for less than a specified minimum period,

(ii)	is obligated to make payments related to Toyota dividends, or

(iii)	holds the shares of common stock or ADSs in an arrangement in which the holder’s expected economic return, after non-U.S. taxes, is insubstantial,

will not be allowed a foreign tax credit for Japanese taxes imposed on Toyota dividends.

Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. The IRS has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Accordingly, investors should be aware that the discussion above regarding the creditability of Japanese withholding tax on dividends could be affected by future actions that may be taken by the IRS.

Taxation of Capital Gains

A U.S. Holder’s tax basis in a share of common stock or an ADS generally will equal the U.S. dollar cost of that common stock or ADS. In general, upon a sale or other disposition of shares of common stock or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in those shares or ADSs. Subject to the passive investment company rules discussed below, such gain or loss generally will be capital gain or loss and, if the U.S. Holder’s holding period for those shares or ADSs exceeds one year, will be long-term capital gain or loss. Some U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gain. Under U.S. federal income tax law, the deduction of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder in respect of the sale or other disposition of shares of common stock or ADSs generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Companies

A non-U.S. corporation generally will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying look-through rules, either (1) at least 75% of its gross income is passive income, or (2) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. The PFIC determination is made annually and generally is based on the value of a non-U.S. corporation’s assets (including goodwill) and composition of its income.

Toyota does not believe that it is a PFIC for U.S. federal income tax purposes, and intends to continue its operations in such a manner that it will not become a PFIC in the future although no assurances can be made regarding determination of our PFIC status in the current or any future taxable year. If Toyota becomes a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares of common stock or ADSs and on certain distributions. In addition, an interest charge may apply to certain taxes treated as having been deferred by the U.S. Holder under the PFIC rules. Toyota will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.

Prospective investors should consult their own tax advisors regarding the potential application of the PFIC rules to shares of common stock or ADSs.

Non-U.S. Holders

Subject to the discussion below under “Backup Withholding and Information Reporting”, a Non-U.S. Holder generally will not be subject to any U.S. federal income or withholding tax on distributions received in respect of shares of common stock or ADSs unless the Non-U.S. Holder conducts a trade or business within the United States and the distributions are effectively connected with that trade or business.

Subject to the discussion below under “Backup Withholding and Information Reporting”, a Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale or other disposition of shares of common stock or ADSs, unless (i) the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States, or (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 or more days in the taxable year of the disposition and other conditions are met.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends paid to a U.S. Holder in respect of shares of common stock or ADSs, and to the proceeds received upon the sale, exchange or redemption of the shares of common stock or ADSs within the United States by U.S. Holders. Furthermore, a backup withholding tax may apply to those amounts (currently at a 28% rate) if a U.S. Holder fails to provide an accurate tax identification number, to certify that such holder is not subject to backup withholding or to otherwise comply with the applicable requirements of the backup withholding requirements. The amount of backup withholding imposed on a payment to a U.S. Holder generally may be claimed as a credit against the holder’s U.S. federal income tax liability provided that the required information is properly furnished to the IRS.

Dividends paid to a Non-U.S. Holder in respect of shares of common stock or ADSs, and proceeds received in the sale, exchange or redemption of shares of common stock or ADSs by a Non-U.S. Holder, generally are exempt from information reporting and backup withholding under current U.S. federal income tax law. However, a Non-U.S. Holder may be required to provide certification of non-U.S. status in order to obtain that exemption.

Persons required to establish their exempt status generally must provide such certification on IRS Form W-9, entitled Request for Taxpayer Identification Number and Certification, in the case of U.S. persons, and on IRS Form W-8BEN, entitled Certificate of Foreign Status (or other appropriate IRS Form W-8), in the case of non-

U.S. persons. U.S. Treasury regulations have generally expanded the circumstances under which information reporting and backup withholding may apply unless the holder provides the information described above. Investors should consult their tax advisors regarding the application of the information reporting and backup withholding rules to their particular situation.

10.F	DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G	STATEMENT BY EXPERTS

Not applicable.

10.H	DOCUMENTS ON DISPLAY

Toyota files annual reports on Form 20-F and reports on Form 6-K with the SEC. You may read and copy this information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or by accessing the SEC’s home page (http://www.sec.gov). You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at  1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, Toyota’s reports, proxy statements and other information may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Copies of the documents referred to herein may also be inspected at Toyota’s offices by contacting Toyota at 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan, attention: Financial Reporting Department, Accounting Division, telephone number: 81-565-28-2121.

10.I	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Toyota is exposed to market risk from changes in foreign currency exchange rates, interest rates and certain commodity and equity security prices. In order to manage the risk arising from changes in foreign currency exchange rates and interest rates, Toyota enters into a variety of derivative financial instruments.

A description of Toyota’s accounting policies for derivative instruments is included in note 2 to Toyota’s consolidated financial statements and further disclosure is provided in notes 20 and 21 to Toyota’s consolidated financial statements.

Toyota monitors and manages these financial exposures as an integral part of its overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effect on Toyota’s operating results.

The financial instruments included in the market risk analysis consist of all of Toyota’s cash and cash equivalents, marketable securities, finance receivables, securities investments, long-term and short-term debt and all derivative financial instruments. Toyota’s portfolio of derivative financial instruments consists of foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swaps agreements and interest rate options. Anticipated transactions denominated in foreign currencies that are covered by Toyota’s derivative hedging are not included in the market risk analysis. Although operating leases are not required to be included, Toyota has included these instruments in determining interest rate risk.

Foreign Currency Exchange Rate Risk

Toyota has foreign currency exposures related to buying, selling and financing in currencies other than the local currencies in which it operates. Toyota is exposed to foreign currency risk related to future earnings or assets and liabilities that are exposed due to operating cash flows and various financial instruments that are denominated in foreign currencies. Toyota’s most significant foreign currency exposures relate to the United States and Western European countries.

Toyota uses a value-at-risk analysis (“VAR”) to evaluate its exposure to changes in foreign currency exchange rates. The value-at-risk of the combined foreign exchange position represents a potential loss in pre-tax earnings that are estimated to be ¥24.0 billion as of March 31, 2002 and ¥29.5 billion as of March 31, 2003. Based on Toyota’s overall currency exposure (including derivative positions), the risk during the year ended March 31, 2003 to pre-tax cash flow from currency movements was on average ¥25.7 billion, with a high of ¥29.5 billion and a low of ¥22.2 billion.

The value at risk was estimated by using a Monte Carlo Simulation method and assumed 95% confidence level on the realization date and a 10-day holding period.

Interest Rate Risk

Toyota is subject to market risk from exposure to changes in interest rates based on its financing, investing and cash management activities. Toyota enters into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. Certain exchange traded future and option contracts, interest rate caps and floors, along with various investments, have been entered into to reduce the interest rate risk related to these activities. The potential decrease in fair value resulting from a hypothetical 100 basis point upward shift in interest rates would be approximately ¥28.3 billion as of March 31, 2002 and ¥23.1 billion as of March 31, 2003.

There are certain shortcomings inherent to the sensitivity analyses presented. The model assumes interest rate changes are instantaneous parallel shifts in the yield curve; however, in reality, changes are rarely instantaneous. Although certain assets and liabilities may have similar maturities or periods to repricing, they may not react correspondingly to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may lag behind changes in market rates. Finance receivables are less susceptible to prepayments when interest rates change and, as a result, Toyota’s model does not address prepayment risk for automotive related finance receivables. However, in the event of a change in interest rates, actual loan prepayments may deviate significantly from assumptions used in the model.

Commodity Price Risk

Commodity price risk is the possibility of higher or lower costs due to changes in the prices of commodities, such as non-ferrous (e.g., aluminum), precious metals (e.g., palladium, platinum and rhodium) and ferrous alloys (e.g., steel), which Toyota uses in the production of motor vehicles. Toyota does not use derivative instruments to hedge the price risk associated with the purchase of those commodities and controls its commodity price risk by holding minimum stock levels.

Equity Price Risk

Toyota holds investments in various available-for-sale securities which are subject to price risk. The fair value of available-for-sale securities was approximately ¥564.4 billion as of March 31, 2002 and the fair value of available-for-sale equity securities was approximately ¥487.6 billion as of March 31, 2003. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥56.4 billion as of March 31, 2002 and ¥48.8 billion as of March 31, 2003.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Within 90 days prior to the date of this annual report, Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. The evaluation was performed under the supervision of Hiroshi Okuda, Toyota’s Chairman of the Board, and Ryuji Araki, Toyota’s Executive Vice President, Member of the Board. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Based on the foregoing, Mr. Okuda and Mr. Araki have concluded that Toyota’s disclosure controls and procedures were effective.

There have been no significant changes in Toyota’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective action was taken.

ITEM 16A.	[RESERVED]

ITEM 16B.	CODE OF ETHICS

Toyota has adopted a code of ethics that applies to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of Toyota’s code of ethics is attached as an exhibit to this annual report on Form 20-F.

ITEM 16C.	[RESERVED]

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

TOYOTA MOTOR CORPORATION

All financial statement schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

Financial statements of 50% or less owned persons accounted for by the equity method have been omitted because the registrant’s proportionate share of the income from continuing operations before income taxes is less than 20% of consolidated income from continuing operations before income taxes and the investment in and advances to each company is less than 20% of consolidated total assets.

Report of Independent Auditors

To the Shareholders and Board of Directors of

Toyota Jidosha Kabushiki Kaisha

(“Toyota Motor Corporation”)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Toyota Motor Corporation and its subsidiaries at March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers

PricewaterhouseCoopers

June 26, 2003

Nagoya, Japan

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2002	2003	2003
Current assets:
Cash and cash equivalents	¥1,657,160	¥1,592,028	$13,245
Time deposits	19,977	55,406	461
Marketable securities	600,737	605,483	5,037
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥28,182 million in 2002 and ¥29,489 million ($246 million) in 2003	1,456,935	1,475,797	12,278
Finance receivables, net	2,020,491	2,505,140	20,841
Other receivables	508,970	513,952	4,276
Inventories	961,840	1,025,838	8,534
Deferred income taxes	433,524	385,148	3,204
Prepaid expenses and other current assets	413,211	463,441	3,856

Total current assets	8,072,845	8,622,233	71,732

Noncurrent finance receivables, net	2,671,460	2,569,808	21,379

Investments and other assets:
Marketable securities and other securities investments	1,531,126	1,652,110	13,745
Affiliated companies	1,321,950	1,279,645	10,646
Officers and employees receivables	21,151	21,270	177
Other	580,188	804,029	6,689

	3,454,415	3,757,054	31,257

Property, plant and equipment:
Land	1,032,381	1,064,125	8,853
Buildings	2,421,918	2,521,208	20,975
Machinery and equipment	6,959,054	7,089,592	58,982
Vehicles and equipment on operating leases	1,584,161	1,601,060	13,320
Construction in progress	234,224	211,584	1,760

	12,231,738	12,487,569	103,890
Less—Accumulated depreciation	(7,124,728)	(7,283,690)	(60,596)

	5,107,010	5,203,879	43,294

Total assets	¥19,305,730	¥20,152,974	$167,662

The accompanying notes are an integral part of these financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2002	2003	2003
Current liabilities:
Short-term borrowings	¥1,825,564	¥1,855,648	$15,438
Current portion of long-term debt	1,158,814	1,263,017	10,508
Accounts payable	1,420,608	1,531,552	12,741
Other payables	575,011	618,748	5,148
Accrued expenses	928,160	1,063,496	8,848
Income taxes payable	327,713	300,718	2,502
Other current liabilities	436,288	420,757	3,500

Total current liabilities	6,672,158	7,053,936	58,685

Long-term liabilities:
Long-term debt	3,722,706	4,137,528	34,422
Accrued pension and severance costs	754,403	1,052,687	8,758
Deferred income taxes	467,061	371,004	3,086
Other long-term liabilities	133,669	101,353	843

Total long-term liabilities	5,077,839	5,662,572	47,109

Minority interest in consolidated subsidiaries	291,621	315,466	2,625

Shareholders’ equity:
Common stock, no par value, authorized: 9,780,185,400 shares in 2002 and 9,740,185,400 shares in 2003; issued: 3,649,997,492 shares in 2002 and 3,609,997,492 shares in 2003	397,050	397,050	3,303
Additional paid-in capital	490,538	493,790	4,108
Retained earnings	6,804,722	7,301,795	60,747
Accumulated other comprehensive loss	(267,304)	(604,272)	(5,027)
Treasury stock, at cost, 46,449,606 shares in 2002 and 158,940,796 shares in 2003	(160,894)	(467,363)	(3,888)

Total shareholders’ equity	7,264,112	7,121,000	59,243

Commitments and contingencies

Total liabilities and shareholders’ equity	¥19,305,730	¥20,152,974	$167,662

The accompanying notes are an integral part of these financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2001	2002	2003	2003
Net revenues:
Sales of products	¥12,402,104	¥13,499,644	¥14,793,973	$123,078
Financing operations	553,133	690,664	707,580	5,887

	12,955,237	14,190,308	15,501,553	128,965

Costs and expenses:
Cost of products sold	10,218,599	10,874,455	11,914,245	99,120
Cost of financing operations	427,340	459,195	423,885	3,527
Selling, general and administrative	1,518,569	1,763,026	1,891,777	15,739

	12,164,508	13,096,676	14,229,907	118,386

Operating income	790,729	1,093,632	1,271,646	10,579

Other income (expense):
Interest and dividend income	71,358	55,778	52,661	438
Interest expense	(40,886)	(26,786)	(30,467)	(253)
Foreign exchange gain (loss), net	(5,954)	(16)	35,585	296
Other income (loss), net	292,042	(150,507)	(102,773)	(855)

	316,560	(121,531)	(44,994)	(374)

Income before income taxes, minority interest and equity in earnings of affiliated companies	1,107,289	972,101	1,226,652	10,205
Provision for income taxes	523,876	422,789	517,014	4,301

Income before minority interest and equity in earnings of affiliated companies	583,413	549,312	709,638	5,904

Minority interest in consolidated subsidiaries	(12,129)	(10,835)	(11,531)	(96)
Equity in earnings of affiliated companies	103,614	18,090	52,835	439

Net income	¥674,898	¥556,567	¥750,942	$6,247

	Yen			U.S. dollars
Net income per share:
—Basic	¥180.65	¥152.26	¥211.32	$1.76

—Diluted	¥180.65	¥152.26	¥211.32	$1.76

Cash dividends per share:	¥25.00	¥28.00	¥36.00	$0.30

The accompanying notes are an integral part of these financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
Balance at March 31, 2000	¥397,020	¥487,531	¥6,156,396	¥(125,347)	¥(3,460)	¥6,912,140
Issuance during the year	30	1,124				1,154
Comprehensive income:
Net income			674,898			674,898
Other comprehensive income (loss)—
Foreign currency translation adjustments				161,280		161,280
Unrealized losses on securities, net of reclassification adjustments				(304,995)		(304,995)
Minimum pension liability adjustments				(13,429)		(13,429)

Total comprehensive income						517,754

Dividends paid			(88,625)			(88,625)
Purchase and retirement of common stock			(263,596)		(1,416)	(265,012)

Balance at March 31, 2001	397,050	488,655	6,479,073	(282,491)	(4,876)	7,077,411
Issuance during the year		1,883				1,883
Comprehensive income:
Net income			556,567			556,567
Other comprehensive income (loss)—
Foreign currency translation adjustments				133,897		133,897
Unrealized losses on securities, net of reclassification adjustments				(3,576)		(3,576)
Minimum pension liability adjustments				(114,344)		(114,344)
Net losses on derivative instruments				(790)		(790)

Total comprehensive income						571,754

Change in subsidiaries’ year-ends			(3,061)			(3,061)
Dividends paid			(98,639)			(98,639)
Purchase and retirement of common stock			(129,218)		(156,018)	(285,236)

Balance at March 31, 2002	397,050	490,538	6,804,722	(267,304)	(160,894)	7,264,112
Issuance during the year		3,252
Comprehensive income:
Net income			750,942			750,942
Other comprehensive income (loss)—
Foreign currency translation adjustments				(139,285)		(139,285)
Unrealized losses on securities, net of reclassification adjustments				(26,495)		(26,495)
Minimum pension liability adjustments				(171,978)		(171,978)
Net gains on derivative instruments				790		790

Total comprehensive income						413,974

Dividends paid			(110,876)			(110,876)
Purchase and retirement of common stock			(142,993)		(306,469)	(449,462)

Balance at March 31, 2003	¥397,050	¥493,790	¥7,301,795	¥(604,272)	¥(467,363)	¥7,121,000

The accompanying notes are an integral part of these financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	U.S. dollars in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
Balance at March 31, 2002	$3,303	$4,081	$56,612	$(2,224)	$(1,338)	$60,434
Issuance during the year		27				27
Comprehensive income:
Net income			6,247			6,247
Other comprehensive income (loss)—
Foreign currency translation adjustments				(1,159)		(1,159)
Unrealized losses on securities, net of reclassification adjustments				(220)		(220)
Minimum pension liability adjustments				(1,431)		(1,431)
Net gains on derivative instruments				7		7

Total comprehensive income						3,444

Dividends paid			(922)			(922)
Purchase and retirement of common stock			(1,190)		(2,550)	(3,740)

Balance at March 31, 2003	$3,303	$4,108	$60,747	$(5,027)	$(3,888)	$59,243

The accompanying notes are an integral part of these financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2001	2002	2003	2003
Cash flows from operating activities:
Net income	¥674,898	¥556,567	¥750,942	$6,247
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation	784,784	809,841	870,636	7,243
Provision for doubtful accounts and credit losses	27,131	44,407	99,837	831
Pension and severance costs, less payments	45,138	53,543	55,637	463
Loss on disposal of fixed assets	22,409	46,834	46,492	387
Unrealized losses on trading securities, net	13,377	—	—	—
Unrealized (gains) losses on available-for-sale securities, net	(11,107)	179,649	111,346	926
Realized gain on disposition of ownership interest in telecommunication subsidiary	(180,950)	—	—	—
Gain on securities contribution to employee retirement benefit trust	(161,151)	—	—	—
Deferred income taxes	49,325	(142,811)	(74,273)	(618)
Minority interest in consolidated subsidiaries	12,129	10,835	11,531	96
Equity in earnings of affiliated companies	(103,614)	(18,090)	(52,835)	(439)
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(111,632)	61,997	(46,068)	(383)
(Increase) decrease in inventories	(49,374)	11,705	(38,043)	(316)
(Increase) decrease in other current assets	4,486	(253,993)	(58,036)	(483)
Increase (decrease) in accounts payable	(7,911)	(809)	116,946	973
Increase (decrease) in accrued income taxes	141,525	74,888	(27,340)	(227)
Increase in other current liabilities	220,357	139,954	181,595	1,511
Other	58,198	(41,857)	136,680	1,136

Net cash provided by operating activities	1,428,018	1,532,660	2,085,047	17,347

Cash flows from investing activities:
Additions to finance receivables	(3,697,376)	(3,853,741)	(6,481,200)	(53,920)
Collection of finance receivables	2,801,160	2,453,540	5,252,685	43,700
Proceeds from sale of finance receivables	507,811	624,393	572,771	4,765
Additions to fixed assets excluding equipment leased to others	(762,274)	(940,547)	(1,005,931)	(8,369)
Additions to equipment leased to others	(439,132)	(608,046)	(604,298)	(5,027)
Proceeds from sales of fixed assets excluding equipment leased to others	61,265	56,525	61,847	515
Proceeds from sales of equipment leased to others	337,047	412,191	286,538	2,384

The accompanying notes are an integral part of these financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2001	2002	2003	2003
(Increase) decrease in investments and other assets	¥(70,906)	¥(28,450)	¥(30,481)	$(254)
Purchases of marketable securities and security investments	(949,058)	(653,756)	(1,113,998)	(9,268)
Proceeds from sales of marketable securities and security investments	234,608	147,722	197,985	1,647
Proceeds on maturity of marketable securities and security investments	597,409	604,081	723,980	6,023
(Increase) decrease in time deposits	45,190	31,519	(33,379)	(278)
Payment for additional investments in affiliated companies, net of cash acquired	(34,204)	(27,510)	(28,229)	(235)
Other	49,722	(28,732)	55,303	460

Net cash used in investing activities	¥(1,318,738)	¥(1,810,811)	¥(2,146,407)	$(17,857)

Cash flows from financing activities:
Purchase of common stock	(265,012)	(285,236)	(454,611)	(3,782)
Proceeds from issuance of long-term debt	1,117,360	1,701,727	1,686,564	14,031
Payments of long-term debt	(958,475)	(1,012,523)	(1,117,803)	(9,300)
Increase in short-term borrowings	28,039	73,884	30,327	252
Dividends paid	(88,625)	(98,639)	(110,876)	(922)
Other	—	12,935	4,074	34

Net cash provided by (used in) financing activities	(166,713)	392,148	37,675	313

Effect of exchange rate changes on cash and cash equivalents	39,057	32,271	(41,447)	(345)

Net increase (decrease) in cash and cash equivalents	(18,376)	146,268	(65,132)	(542)

Cash and cash equivalents at beginning of year	1,529,268	1,510,892	1,657,160	13,787

Cash and cash equivalents at end of year	¥1,510,892	¥1,657,160	¥1,592,028	$13,245

The accompanying notes are an integral part of these financial statements.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Nature of operations:

Toyota Motor Corporation (the “parent company”) and its subsidiaries (collectively “Toyota”) are primarily engaged in the design, manufacture, assembly and sale of passenger cars, recreational and sport-utility vehicles, minivans, trucks and related parts and accessories throughout the world. In addition, Toyota provides retail and wholesale financing, retail leasing and certain other financial services primarily to its dealers and their customers related to vehicles manufactured by Toyota.

2.    Summary of significant accounting policies:

The parent company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America. These adjustments were not recorded in the statutory books.

Significant accounting policies after reflecting adjustments for the above are as follows:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiary companies. Certain foreign subsidiary results were reported in the consolidated financial statements using December 31 year-ends. During the year ended March 31, 2002, the year-ends of certain of these foreign subsidiaries were changed from December 31 to March 31. As a result, Toyota decreased retained earnings by ¥3,061 million to reflect the impact of conforming the year-ends at March 31, 2001. All significant intercompany transactions and accounts have been eliminated. Investments in affiliated companies in which Toyota exercises significant influence, but which it does not control, are stated at cost plus equity in undistributed earnings. Consolidated net income includes Toyota’s equity in current earnings of such companies, after elimination of unrealized intercompany profits. Investments in which Toyota does not exercise significant influence (generally less than a 20% ownership interest) are stated at cost.

Estimates -

The preparation of Toyota’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The more significant estimates include: product warranties, allowance for doubtful accounts and credit losses, residual values for leased assets, impairment of long-lived assets, postretirement benefits costs and obligations and post-employment benefit costs and other-than-temporary losses on marketable securities.

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts of those subsidiaries are translated at average-period exchange rates. The resulting translation adjustments are included as a component of accumulated other comprehensive income/loss.

Foreign currency receivables and payables are translated at appropriate year-end current rates and the resulting transaction gains or losses are taken into income currently.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue recognition -

Revenue from sales of vehicles and parts is generally recognized upon delivery which is considered to have occurred when the dealer has taken title to the product and the risk and reward of ownership have been substantively transferred, except as described below.

Toyota’s sales incentive programs principally consist of cash payments to dealers calculated based on vehicle volume or a model sold by the dealer in a certain period of time. Toyota specifies those volume, model or period covered in the incentive programs. Toyota accrues these incentives as revenue reductions at the sale of a vehicle corresponding to the program by the amount determined in the related incentive program.

Revenue from the sale of vehicles under which Toyota conditionally guarantees the minimum resale value is recognized on a pro rata basis from the date of sale to the first exercise date of the guarantee in a manner similar to lease accounting. The underlying vehicles of these transactions are recorded as assets and are depreciated in accordance with Toyota’s depreciation policy.

Revenue from retail financing contracts and finance leases is recognized using the effective yield method. Revenue from operating leases is recognized on a straight-line basis over the lease term.

Toyota on occasion sells finance receivables in transactions subject to limited recourse provisions. These sales are to trusts and Toyota retains the servicing and is paid a servicing fee. Gains or losses from the sales of the finance receivables are recognized in the period in which such sales occur.

Other costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥276,596 million, ¥319,657 million and ¥326,972 million ($2,720 million) for the years ended March 31, 2001, 2002 and 2003, respectively.

Toyota generally warrants its products against certain manufacturing and other defects. Provisions for product warranties are provided for specific periods of time and/or usage of the product and vary depending upon the nature of the product, the geographic location of its sale and other factors. Toyota provides a provision for estimated product warranty costs at the time the related sale is recognized based on estimates that Toyota will incur to repair or replace product parts that fail while still under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience as to product failures as well as current information on repair costs. The amount of warranty costs accrued also contains an estimate as to warranty claim recoveries from suppliers.

Research and development costs are expensed as incurred and were ¥475,716 million, ¥589,306 million and ¥668,404 million ($5,561 million) for the years ended March 31, 2001, 2002 and 2003, respectively.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Marketable securities -

Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with changes in unrealized gains or losses included as a component of accumulated other comprehensive income/loss in shareholders’ equity, net of applicable taxes. Should Toyota acquire securities in the future and designate them as held-to-maturity investments, such securities would be carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other-than-temporary declines in market value. In determining if a decline in value is other-than-temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota’s ability and intent to retain its investment in the company for a period of time sufficient to allow for any anticipated recovery in market value. Realized gains and losses, which are determined on the average cost method, are reflected in the statement of income upon realized.

Security investments in non-public companies -

Security investments in non-public companies are carried at cost as fair value is not readily determinable. If the value of a non-public security investment is estimated to have declined and such decline is judged to be other-than-temporary, Toyota recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and estimated future cash flows. Fair value is determined principally through the use of the latest financial information.

Finance receivables -

Finance receivables are recorded at the present value of the related future cash flows including residual values for finance leases.

Allowance for credit losses -

Allowances for credit losses are established to cover probable losses on receivables resulting from the inability of customers to make required payments. The allowance for credit losses is based primarily on historical loss experience. Other factors affecting collectibility are also evaluated in determining the amount to be provided.

Losses are charged to the allowance when it has been determined that payments will not be received and collateral cannot be recovered or the related collateral is repossessed and sold. Any shortfall between proceeds received and the carrying cost of repossessed collateral is charged to the allowance. Recoveries are credited to the allowance for credit losses.

Allowance for Residual Value Losses -

Toyota is exposed to risk of loss on the disposition of off-lease vehicles to the extent that sales proceeds are not sufficient to cover the carrying value of the leased asset at lease termination. Toyota maintains an allowance to cover probable estimated losses related to unguaranteed residual values on its present owned portfolio. The

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

allowance is evaluated considering projected vehicle return rates and projected loss severity. Factors considered in the determination of projected return rates and loss severity include historical and market information on used vehicle sales, trends in lease returns and new car markets, and general economic conditions. Management evaluates the foregoing factors, develops several potential loss scenarios, and reviews allowance levels to determine whether reserves are considered adequate to cover the probable range of losses.

The allowance for residual value losses is maintained in amounts considered Toyota to be appropriate in relation to the estimated losses on the present owned portfolio. Upon disposal of the assets, the allowance for residual losses is adjusted for the difference between the net book value and the proceeds from sale.

Inventories -

Inventories are valued at cost, not in excess of market, cost being determined on the “average cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last in, first out” (“LIFO”) basis. Inventories valued on the LIFO basis totaled ¥190,565 million and ¥153,879 million ($1,280 million) at March 31, 2002 and 2003, respectively. Had the “first in, first out” basis been used for those companies using the LIFO basis, inventories would have been ¥23,375 million and ¥30,489 million ($254 million) higher than reported at March 31, 2002 and 2003, respectively.

Property, plant and equipment -

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and equipment is mainly computed on the declining-balance method for the parent company and Japanese subsidiaries and on the straight-line method for foreign subsidiary companies at rates based on estimated useful lives of the assets according to general class, type of construction and use. Estimated useful lives range from 3 to 60 years for buildings and from 2 to 20 years for machinery and equipment.

Vehicles and equipment on operating leases to third parties are originated by dealers and acquired by certain consolidated subsidiaries. Such subsidiaries are also the lessors of certain property that they acquire directly. Vehicles and equipment on operating leases are depreciated primarily on a straight-line basis over the lease term, generally three years, to the estimated residual value.

Long-lived assets -

Toyota reviews its long-lived assets, including investments in affiliated companies, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value. Fair value is determined mainly using a discounted cash flow valuation method.

Goodwill and intangible assets -

Goodwill is not material to Toyota’s consolidated balance sheets.

Intangible assets consist mainly of software. Intangible assets with a definite life are amortized on a straight-line basis with estimated useful lives mainly of 5 years. Intangible assets with a definite life are tested for

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of the asset. The amount of the impairment loss to be recorded is calculated generally determined using a discounted cash flow analysis. Costs related to internally developed intangible assets are expensed as incurred.

Environmental matters -

Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Liabilities for remediation costs are recorded when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or Toyota’s commitment to a plan of action. The cost of each environmental liability is estimated by using current technology available and various engineering, financial and legal specialists within Toyota based on current law. Such liability does not reflect any offset for possible recoveries from insurance companies and is not discounted. There were no material changes in the liability for all periods presented.

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Derivative financial instruments -

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading purposes. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized currently in earnings.

Net income per share -

Basic net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the reported period 3,735,862,211; 3,655,303,873, and 3,553,602,083 for the years ended March 31, 2001, 2002 and 2003, respectively. The calculation of diluted net income per common share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from assumed exercise of dilutive stock options. The effect of dilutive stock options was de-minims for the years ended March 31, 2001, 2002 and 2003.

Stock-based compensation -

Toyota measures compensation expense for its stock-based compensation plan using the intrinsic value method. Toyota accounts for the stock-based compensation plans under the recognition and measurement

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

principles of the Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price higher than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2001	2002	2003	2003
Net income
As reported	¥674,898	¥556,567	¥750,942	$6,247
Deduct: Total stock-based compensation expenses determined under fair value based method for all awards, net of related tax effects	646	721	1,337	11

Pro forma	¥674,252	¥555,846	¥749,605	$6,236

Net income per share:
—Basic As reported	¥180.65	¥152.26	¥211.32	$1.76
Pro forma	180.48	152.07	210.94	1.75

—Diluted As reported	¥180.65	¥152.26	¥211.32	$1.76
Pro forma	180.48	152.07	210.94	1.75

Other comprehensive income/loss -

Other comprehensive income/loss refers to revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States of America are included in comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders’ equity. Toyota’s other comprehensive income/loss is primarily comprised of unrealized gains/losses on marketable securities designated as available-for-sale, foreign currency translation adjustments, gains/losses on derivative instruments and adjustments to recognize additional minimum liabilities associated with Toyota’s defined benefit pension plans.

Accounting changes -

In June 2001, the Financial Accounting Standards Board (“FASB”) issued FAS No. 141, Business Combinations (“FAS 141”) and FAS No. 142, Goodwill and Other Intangible Assets (“FAS 142”). FAS 141 requires all business combinations to be accounted for using the purchase method of accounting and is effective for all business combinations initiated after June 30, 2001. FAS 142 requires goodwill and intangible assets having an indefinite useful life to be tested for impairment under certain circumstances, and written off when impaired, rather than being amortized as previous standards required. Toyota adopted the provisions of FAS 142 as of April 1, 2002. The adoption of FAS 141 and FAS 142 did not have a material impact on Toyota’s consolidated financial statements.

In August 2001, the FASB issued FAS No.144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”). FAS 144 supersedes FAS No. 121, Accounting for the Impairment of Long-Lived Assets and

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for Long-Lived Assets to Be Disposed Of (“FAS 121”), and provides new rules on asset impairment and a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of FAS 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The new rules also supersede the provisions of APB Opinion 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, with regard to reporting the effects of a disposal of a segment of a business and require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred. Toyota adopted the provisions of FAS 144 as of April 1, 2002. The adoption of FAS 144 did not have a material impact on Toyota’s consolidated financial statements.

Pursuant to FASB Emerging Issues Task Force (“EITF”) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) (“EITF 01-9”). Toyota has reclassified certain sales incentives which fall into the scope from selling, general and administrative expenses to a reduction of revenues in the accompanying consolidated statements of income, for all periods presented.

In June 2002, the FASB issued FAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“FAS 146”). FAS 146 requires to recognize a liability for costs relating to exit or disposal activities when incurred rather than when management’s commitment to exit plan as previous accounting guidance requires. Toyota adopted this provision to exit or disposal activities initiated after December 31, 2002. The adoption of FAS 146 did not have a material impact on Toyota’s consolidated financial statements.

In December 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123 (“FAS 148”). FAS 148 amends FAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, FAS 148 requires more prominent disclosures about the method of accounting used for stock-based compensation and the effect of the method used on reported results. Toyota applied FAS 148 for the year ended March 31, 2003, and followed certain disclosure requirements. Because Toyota continues to apply APB Opinion No. 25, Accounting for Stock Issued to Employees, the adoption of FAS 148 did not have an impact on Toyota’s results of operations or financial positions.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34 (“FIN 45”). This interpretation elaborates on the disclosure to be made by a guarantor in its financial statements regarding obligations under certain guarantees that it has issued. This interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation due to the issuance of the guarantee. Toyota adopted the initial recognition and initial measurement provisions of FIN 45 on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on Toyota’s consolidated financial statements. Toyota also has adopted the disclosure requirements from the year ended March 31, 2003.

In January 2003, FASB issued FIN No. 46, Consolidation of Variable Interest Entities – an interpretation of ARB No. 51 (“FIN 46”). This interpretation provides guidance on identifying variable interest entities (“VIE”) for which control is achieved through means other than voting rights and on how to determine when a company should consolidate the VIE. It is not limited to special purpose entities and will require more companies to

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consolidate entities with which they have contractual, ownership, or other pecuniary interests that absorb a portion of that entity’s expected losses or receive a portion of the entity’s residual returns. Toyota applied FIN 46 to VIEs created after January 31, 2003 and to VIEs in which Toyota obtained an interest after that date and FIN 46 did not have a material impact on Toyota’s consolidated financial statements for the year ended March 31, 2003 because of no material such VIEs. For VIEs existed at January 31, 2003, Toyota will apply FIN 46 on July 1, 2003. Toyota enters into securitization transactions with certain special-purpose entities. However, because securitization transactions are primarily with entities that are qualifying special-purpose entities under FAS 140 (“QSPEs”), and because QSPEs are excluded from the scope of FIN 46, the implementation of FIN 46 relating to these securitization transactions is not expected to have a material impact on Toyota’s consolidated financial statements. Toyota has invested in several joint ventures. These joint ventures may be deemed as variable interest entities, however, neither the aggregate size of these joint ventures nor Toyota’s involvements in these entities are expected to be material to Toyota’s consolidated financial statements.

In February 2003, EITF reached a consensus on EITF Issue No. 03-2, Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities (“EITF 03-2”), which should be applied retroactively to April 1, 2002, the earliest date on which the separation process begun. EITF 03-2 provides a consensus that the entire process for the transfer of the substitutional portion of the benefit obligation and related plan assets to the Japanese government should be accounted for as a single settlement transaction upon completion of the transfer to the government. Under the consensus reached, the difference between the obligation settled, assuming the remeasurement at fair value immediately prior to the settlement, including the effects of the future salary increases previously accrued under the substitutional arrangement, and the assets transferred to the government, determined pursuant to the government formula, should be accounted for as settlement gain or loss at the time of the settlement. In accounting for the settlement of the substitutional portion of the obligation, a proportionate amount of the unrecognized gain or loss relating to the entire employee pension fund should also be recognized as a settlement gain or loss. Toyota has already begun the separation process by obtaining the approval from the Japanese government of exemption from the benefits related to future employee service under the substitutional portion. However, in accordance with EITF 03-2, no effect of this transaction has been recognized in the consolidated financial statements for the year ended March 31, 2003 as the completion of the transfer of the substitutional portion of the benefit obligation and related plan assets to the Japanese government is expected in the year ending March 31, 2004.

Recent pronouncements to be adopted in future periods -

In June 2001, the FASB issued FAS No.143 Accounting for Asset Retirement Obligations (“FAS 143”). FAS 143 requires full recognition of asset retirement obligations on the balance sheet from the point in time at which a legal obligation exists. The obligation is required to be measured at fair value. The carrying value of the asset or assets to which the retirement obligation relates would be increased by an amount equal to the liability recognized. This amount would then be included in the depreciable base of the asset and charged to income over its life as depreciation. Toyota adopted FAS 143 on April 1, 2003. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

In April 2002, the FASB issued FAS No. 145, Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections (“FAS 145”). This statement makes various technical corrections to existing pronouncements including the classification of gain or loss on extinguishment of debt, sale-lease back accounting for certain lease modifications. Toyota adopted FAS 145 on April 1, 2003. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

In November 2002, EITF reached consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 addresses certain aspects of the accounting by a vendor for

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

arrangements under which it will perform multiple revenue-generating activities. Toyota will apply this consensus for revenue arrangement entered into in periods beginning after June 15, 2003. Toyota is in the process of determining the impact that the adoption of EITF 00-21 will have on Toyota’s consolidated financial statements.

In March 2003, EITF released Issue No. 02-9, Accounting for Changes That Result in a Transferor Regaining Control of Financial Assets Sold (“EITF 02-9”), prospective for events occurring after April 2, 2003. EITF 02-9 relates to securitizations that have been accounted for as sales under FAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities (“FAS 140”). In the event that one or more of the control rules are no longer met, the transferor would have to recognize those assets and the related liabilities on the consolidated balance sheet at the fair value. The implementation of EITF 02-9 is not expected to have a material impact on the Toyota’s consolidated financial statements because almost all securitization transactions remain in QSPEs and the control rules of FAS 140 are met.

In April 2003, the FASB issued FAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“FAS 149”). This statement amends and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”). FAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

In May 2003, the FASB issued FAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“FAS 150”). This Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. FAS 150 requires that those instruments be classified as liabilities in the balance sheets. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

Reclassifications -

Certain prior year amounts have been reclassified to conform to the presentation of the year ended March 31, 2003.

3    U.S. dollar amounts:

U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥120.2 = U.S. $1, the approximate current exchange rate at March 31, 2003, was used for the translation of the accompanying consolidated financial amounts of Toyota as of and for the year ended March 31, 2003.

4.    Supplemental cash flow information:

Cash payments for income taxes were ¥330,203 million, ¥530,207 million and ¥584,969 million ($4,867 million) for the years ended March 31, 2001, 2002 and 2003, respectively. Interest payments during the years ended March 31, 2001, 2002 and 2003 were ¥250,405 million, ¥241,251 million and ¥216,888 million ($1,804 million), respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital lease obligations of ¥31,252 million, ¥2,888 million and ¥13,461 million ($112 million) were incurred for the years ended March 31, 2001, 2002 and 2003, respectively.

5.    Acquisitions and dispositions:

During the year ended March 31, 2001, Toyota’s telecommunication subsidiary, IDO Corporation (“IDO”), merged with two Japanese telecommunication companies and Toyota’s ownership interest in the surviving entity, DDI Corporation (“KDDI”), became 13.3%. As a result, Toyota recognized a ¥180,950 million gain on the disposition of its IDO shares which is included in “Other income (loss), net” in the accompanying consolidated statements of income and Toyota’s consolidated financial statements no longer include the accounts of this former subsidiary from the merger date. The book values of assets and liabilities of IDO at the date of the merger are as follows:

Yen in millions
Assets	¥603,627
Liabilities	(571,150)

During the year ended March 31, 2002, Toyota sold its industrial equipment businesses to an affiliated company. The results of operations and book values of assets and liability of the industrial equipment business were not material. The gain recognized by Toyota on the sale was not material.

At March 31, 2001, Toyota had a 36.6% ownership interest in Hino Motor Corporation (“Hino”) that was accounted for by the equity method. Hino is primarily engaged in the design, manufacture and sale of trucks, buses and related parts. In August 2001, Toyota acquired an additional ownership interest in Hino for ¥66,287 million in cash. As a result, Toyota’s ownership interests in Hino increased to 50.2% and Toyota’s consolidated financial statements include the accounts of Hino from the acquisition date. The fair values of assets acquired and liabilities assumed at the date of acquisition based on the preliminary allocation of purchase price are as follows:

Yen in millions
For the year ended March 31,
2002
Assets acquired	¥829,413
Liabilities assumed	(674,154)
Minority interest	(93,366)
Goodwill	4,394
Less – Cash acquired	(34,801)

Net cash paid	¥31,486

The following represents the unaudited pro forma results of operations of Toyota for the year ended March 31, 2001 and 2002, as if the additional ownership interest in Hino had been acquired as of April 1, 2000. The pro forma information, however, is not necessarily indicative of the results that would have resulted had the acquisition occurred at the beginning of the periods presented, nor is it necessarily indicative of future results.

	Yen in millions
	For the years ended March 31,
	2001	2002
Net revenues	¥13,485,111	¥14,424,142
Net income	675,554	556,967
Net income per share:
—Basic	¥180.83	¥152.37
—Diluted	180.83	152.37

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the years ended March 31, 2001, 2002 and 2003, Toyota made a number of other acquisitions, however assets acquired and liabilities assumed were not material.

6.    Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2002
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	¥1,443,392	¥33,656	¥9,743	¥1,467,305
Equity securities	481,478	88,196	5,260	564,414

Total	¥1,924,870	¥121,852	¥15,003	¥2,031,719

Securities not practicable to fair value
Debt securities	¥12,629
Equity securities	87,515

Total	¥100,144

	Yen in millions
	March 31, 2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	¥1,591,393	¥26,535	¥2,525	¥1,615,403
Equity securities	476,870	53,534	42,770	487,634

Total	¥2,068,263	¥80,069	¥45,295	¥2,103,037

Securities not practicable to fair value
Debt securities	¥53,052
Equity securities	101,504

Total	¥154,556

	U.S. dollars in millions
	March 31, 2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	$13,239	$221	$21	$13,439
Equity securities	3,968	445	356	4,057

Total	$17,207	$666	$377	$17,496

Securities not practicable to fair value
Debt securities	$441
Equity securities	845

Total	$1,286

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2002 and 2003, debt securities classified as available-for-sale mainly consist of Japanese government and municipal bonds and corporate debt securities with maturities from 1 to 10 years.

Proceeds from sales of available-for-sale securities were ¥234,608 million, ¥147,722 million and ¥197,985 million ($1,647 million) for the years ended March 31, 2001, 2002 and 2003, respectively. On those sales, gross realized gains were ¥41,134 million, ¥8,885 million and ¥6,518 million ($54 million) and gross realized losses were ¥81 million, ¥7 million and ¥103 million ($1 million), respectively.

During the year ended March 31, 2001, Toyota contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an employee retirement benefit trust, with no cash proceeds thereon. The fair value of these securities at the time of contribution was ¥269,700 million. The securities held in this trust are qualified as plan assets. Upon contribution of these marketable securities, a net unrealized gain of ¥161,151 million was realized and included in “Other income (loss), net” in the accompanying consolidated statement of income. Since the unrealized gain, net of tax, had already been recorded as accumulated other comprehensive loss, the contribution itself did not impact the amount of comprehensive income.

During the year ended March 31, 2001, 2002 and 2003, Toyota recognized impairment losses on available-for-sale securities of ¥38,952 million, ¥257,413 million, and ¥111,346 million ($926 million), respectively, which are included in “Other income (loss), net” in the accompanying consolidated statements of income. Impairment loss recognized during the year ended March 31, 2002 includes loss of ¥212,909 million for-other-than temporary decline in market value of its 13.3% ownership interest in KDDI.

In the ordinary course of business, Toyota maintains long-term investment securities, included in “Marketable securities and other securities investments”, issued by a number of non-public companies which are recorded at cost, as their fair values were not readily determinable. Toyota’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial viability of the underlying companies and the prevailing market conditions in which these companies operate to determine if Toyota’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If the impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the losses are recognized currently in earnings.

7.    Finance receivables:

Finance receivables consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2002	2003	2003
Retail	¥2,723,834	¥3,071,232	$25,551
Finance leases	1,391,924	1,129,220	9,394
Wholesale and other dealer loans	952,260	1,365,047	11,356

	5,068,018	5,565,499	46,301
Unearned income	(323,897)	(373,663)	(3,109)
Allowance for credit losses	(52,170)	(116,888)	(972)

Finance receivables, net	4,691,951	5,074,948	42,220
Less—Current portion	(2,020,491)	(2,505,140)	(20,841)

Noncurrent finance receivables, net	¥2,671,460	¥2,569,808	$21,379

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual maturities of retail receivables, the future minimum lease payments on finance leases and wholesale and other dealer loans at March 31, 2003 are summarized as follows:

	Yen in millions			U.S. dollars in millions
Year ending March 31:	Retail	Finance lease	Wholesale and other dealer loans	Retail	Finance lease	Wholesale and other dealer loans
2004	¥1,040,613	¥293,945	¥1,269,380	$8,658	$2,445	$10,560
2005	738,406	191,241	17,492	6,143	1,591	145
2006	609,411	140,683	16,470	5,070	1,171	137
2007	435,403	100,292	24,496	3,622	834	204
2008	210,598	43,364	23,290	1,752	361	194
Thereafter	36,801	829	13,919	306	7	116

	¥3,071,232	¥770,354	¥1,365,047	$25,551	$6,409	$11,356

Finance leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2002	2003	2003
Minimum lease payments	¥1,018,703	¥770,354	$6,409
Estimated unguaranteed residual values	373,221	358,866	2,985

	1,391,924	1,129,220	9,394
Less—Unearned income	(185,219)	(198,777)	(1,653)
Less—Allowance for credit losses	(14,087)	(54,452)	(453)

Finance leases, net	¥1,192,618	¥875,991	$7,288

Toyota maintains a program to sell retail finance receivables. Under the program, Toyota’s securitization transactions are generally structured as QSPEs, thus Toyota achieves sale accounting treatment under the provisions of FAS 140. Toyota recognizes a gain or loss on the sale of the finance receivables upon the transfer of the receivables to the securitization trusts structured as a QSPE. Toyota retains servicing rights and earns a contractual servicing fee of 1% per annum on the total monthly outstanding principal balance of the related securitized receivables. In a subordinated capacity, Toyota retains interest-only strips, subordinated securities, and reserve funds in these securitizations, and these retained interests are held as restricted assets subject to limited recourse provisions and provide credit enhancement to the senior securities in Toyota’s securitization transactions. The retained interests are not available to satisfy any obligations of Toyota. Investors in the securitizations have no recourse to Toyota beyond Toyota’s retained subordinated interests and any amounts drawn on the revolving liquidity notes. Toyota’s exposure to these retained interests exists until the associated securities are paid in full. Investors do not have recourse to other assets held by Toyota for failure of obligors on the receivables to pay when due or otherwise.

Prior to the year ended March 31, 2002, Toyota also securitized, sold, and serviced lease finance receivables. During the year ended March 31, 2002, certain Toyota’s consolidated subsidiary exercised its option to repurchase remaining outstanding receivables under all lease securitization transactions then outstanding. As a result of the repurchase, there was no outstanding balance of interests in securitized lease finance receivables as of, and subsequent to, March 31, 2002.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota sold finance receivables under the program and recognized a pretax gain resulting from these sales of ¥5,046 million, ¥10,628 million and ¥16,202 million ($135 million) for the years ended March 31, 2001, 2002 and 2003, respectively, after providing an allowance for estimated credit and residual value losses. The gain on sale recorded depends on the carrying amount of the assets at the time of the sale. The carrying amount is allocated between the assets sold and the retained interests based on their relative fair values at the date of the sale. The key economic assumptions initially and subsequently measuring the fair value of retained interests include the market interest rate environment, severity and rate of credit losses, and the prepayment speed of the receivables. All key economic assumptions used in the valuation of the retained interests are reviewed periodically and are revised as considered necessary.

At March 31, 2002 and 2003, Toyota’s retained interests relating to these securitizations include interest in trusts, interest-only strips, and other receivables, amounting to ¥89,474 million and ¥135,700 million ($1,129 million), respectively.

Toyota recorded impairments on retained interests totaling ¥9,393 million, ¥8,748 million, and ¥2,440 million ($20 million) for the years ended March 31, 2001, 2002 and 2003, respectively. These impairments are calculated by discounting cash flows using management’s estimates and other key economic assumptions.

Key economic assumptions used in measuring the fair value of retained interests at the sale date of securitization transactions completed during the years ended March 31, 2001, 2002 and 2003 were as follows:

	For the years ended March 31,
	2001	2002	2003
Collateral prepayment speed	0.0% - 1.5%	1.0% - 1.5%	1.0% - 1.5%
Weighted average life (in years)	1.39 - 1.61	1.26 - 1.50	1.45 - 1.85
Collateral expected credit losses (per annum)	0.50% - 0.95%	0.59% - 0.70%	0.50% - 0.80%
Discount rate used on the subordinated securities	7.6% - 8.0%	5.0% - 8.0%	5.0%
Discount rate used on other retained interests	8.0% - 24.5%	8.0% - 24.5%	8.0% - 15.0%

The following table summarizes certain cash flows received from and paid to the securitization trusts for the years ended March 31, 2001, 2002 and 2003.

	Yen in millions					U.S. dollars in millions
	For the years ended March 31,					For the year ended March 31,
	2001		2002		2003	2003
	Retail	Leases	Retail	Leases	Retail	Retail
Proceeds from new securitizations, net of purchased and retained securities	¥505,291	¥—	¥304,578	¥—	¥412,594	$3,433
Servicing fees received	2,697	2,188	6,296	675	6,868	57
Excess interest received from interest only strips	6,410	641	17,989	225	15,313	127
Repurchase of lease receivables	—	(1,017)	—	(37,943)	—	—
Other repurchases of receivables	—	—	(250)	(950)	(122)	(1)
Reimbursement of servicer advances	—	630	500	2,337	122	1
Maturity advances	1,116	(14,953)	—	—	—	—
Reimbursements of maturity advances	—	14,953	—	8,623	—	—

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Expected cumulative static pool losses over the life of the securitizations are calculated by taking actual life to date losses plus projected losses and dividing the sum by the original balance of each pool of assets. Expected cumulative static pool credit losses for the retail loans securitized for the years ended March 31, 2001, 2002 and 2003 were 1.38%, 1.02%, and 0.89%, respectively. Actual cumulative residual value losses were 3.75% and 5.95% for lease securitizations outstanding during the years ended March 31, 2001 and 2002, respectively.

At March 31, 2003, the key economic assumptions and the sensitivity of the current fair value of the retained interest to an immediate 10 and 20 percent adverse change in those economic assumptions are presented below.

	Yen in millions	U.S. dollars in millions
Prepayment speed assumption (annual rate)	1.0 – 1.6%
Impact on fair value of 10% adverse change	¥(1,443)	$(12)
Impact on fair value of 20% adverse change	(2,886)	(24)
Residual cash flows discount rate (annual rate)	5.0 – 5.0%
Impact on fair value of 10% adverse change	¥(416)	$(3)
Impact on fair value of 20% adverse change	(949)	(8)
Expected credit losses (annual rate)	0.5 – 1.1%
Impact on fair value of 10% adverse change	¥(982)	$(8)
Impact on fair value of 20% adverse change	(1,845)	(15)

This hypothetical scenario does not reflect expected market conditions and should not be used as a prediction of future performance. As the figures indicate, changes in the fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Actual cash flows may drastically differ from the above analysis.

Retail receivable balances and delinquency amounts for managed retail receivables, which include both owned and securitized receivables, as of March 31, 2002 and 2003 are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2002	2003	2003
Principal amount outstanding	¥3,314,670	¥3,745,084	$31,157
Delinquent amount over 60 days or more	21,688	28,482	237
Credit losses (net of recoveries)	9,644	21,095	176

Comprised of:
Receivables owned	¥2,656,489	¥2,969,505	$24,704
Receivables securitized	658,181	775,579	6,452

8.    Other receivables:

Other receivables relate to arrangements with certain component manufacturers whereby Toyota procures inventory for these component manufactures and is reimbursed for the related purchases.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    Inventories:

Inventories consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2002	2003	2003
Finished goods	¥653,959	¥711,452	$5,919
Raw materials	152,712	135,431	1,127
Work in process	113,195	133,454	1,110
Supplies and other	41,974	45,501	378

	¥961,840	¥1,025,838	$8,534

10.    Vehicles and equipment on operating leases:

Vehicles and equipment on operating leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2002	2003	2003
Vehicles	¥1,449,341	¥1,480,556	$12,317
Equipment and other	134,820	120,504	1,003

	1,584,161	1,601,060	13,320
Less - Accumulated depreciation	(356,243)	(397,289)	(3,305)

Vehicles and equipment on operating leases, net	¥1,227,918	¥1,203,771	$10,015

Rental income from vehicles and equipment on operating leases were ¥289,550 million, ¥314,626 million and ¥293,366 million ($2,441 million) for the years ended March 31, 2001, 2002 and 2003, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

Year ending March 31:	Yen in millions	U.S. dollars in millions
2004	¥281,034	$2,338
2005	200,754	1,670
2006	109,028	907
2007	28,652	238
2008	5,441	45

The future minimum rentals as shown above should not be considered indicative of future cash collections.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    Allowance for doubtful accounts and credit losses:

An analysis of activity within the allowance for doubtful accounts relating to trade accounts and notes receivable for the years ended March 31, 2001, 2002 and 2003 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2001	2002	2003	2003
Allowance for doubtful accounts at beginning of year	¥59,423	¥40,601	¥59,864	$498
Provision for doubtful accounts	5,616	3,728	5,953	50
Write-offs	(12,089)	(2,052)	(6,035)	(50)
Other	(12,349)	17,587	(6,610)	(55)

Allowance for doubtful accounts at end of year	¥40,601	¥59,864	¥53,172	$443

The other amount includes the impact of additional ownership interest acquired in affiliated companies, disposal of ownership interest in subsidiaries including Toyota’s telecommunication subsidiary and currency translation adjustment during the years ended March 31, 2001, 2002 and 2003.

A portion of the allowance for doubtful accounts balance at March 31, 2002 and 2003 relates to non-current notes receivable balances reported as other assets totaling ¥31,682 million and ¥23,683 million ($197 million), respectively.

An analysis of the allowance for credit losses relating to finance receivables and vehicles and equipment on operating leases for the years ended March 31, 2001, 2002 and 2003 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2001	2002	2003	2003
Allowance for credit losses at beginning of year	¥39,680	¥47,196	¥63,053	$524
Provision for credit losses	21,515	40,679	93,884	781
Charge-offs, net of recoveries	(18,315)	(29,628)	(51,914)	(432)
Other	4,316	4,806	11,865	99

Allowance for credit losses at end of year	¥47,196	¥63,053	¥116,888	$972

The other amount primarily includes the impact of currency translation adjustment during the years ended March 31, 2001, 2002 and 2003.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    Investments in and transactions with affiliated companies:

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2002	2003	2003
Current assets	¥3,234,930	¥3,405,285	$28,330
Noncurrent assets	6,360,853	6,318,131	52,564

Total assets	¥9,595,783	¥9,723,416	$80,894

Current liabilities	¥2,493,933	¥2,811,018	$23,386
Long-term liabilities	2,846,732	2,882,472	23,981
Shareholders’ equity	4,255,118	4,029,926	33,527

Total liabilities and shareholders’ equity	¥9,595,783	¥9,723,416	$80,894

Toyota’s share of shareholders’ equity	¥1,264,938	¥1,231,297	$10,244

Number of affiliated companies at end of period	58	58

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2001	2002	2003	2003
Net revenues	¥9,841,869	¥10,492,823	¥11,355,044	$94,468

Gross profit	¥967,337	¥996,911	¥1,182,903	$9,841

Net income	¥269,745	¥224,287	¥276,004	$2,296

Entities comprising a significant portion of Toyota’s investment in affiliated companies include Denso Corporation; Aioi Insurance Co., Ltd.; Toyota Industries Corporation; Toyota Tsusho Corporation; and Aisin Seiki Co., Ltd.

Certain affiliated companies accounted for by the equity method with carrying amounts of ¥1,088,588 million and ¥967,463 million ($8,049 million) at March 31, 2002 and 2003, respectively, were quoted on various established markets at an aggregate value of ¥1,150,032 million and ¥1,034,655 million ($8,608 million), respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Account balances and transactions with affiliated companies are presented below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2002	2003	2003
Trade accounts and other receivables	¥201,527	¥221,241	$1,841
Accounts payable	461,569	452,209	3,762

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2001	2002	2003	2003
Sales of products	¥682,317	¥749,830	¥921,636	$7,668
Purchases	3,006,546	3,439,208	3,725,315	30,993

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2001, 2002 and 2003 were ¥13,871 million, ¥14,530 million and ¥18,270 million ($152 million), respectively.

Toyota has convertible debt securities issued by affiliated companies in amount of ¥56,034 million and ¥41,250 million ($343 million) as of March 31, 2002 and 2003, respectively, which were included in “Investments and other assets—affiliated companies” in the consolidated balance sheets at cost. Fair value of those securities as of March 31, 2002 and 2003 were ¥67,978 million and ¥48,991 million ($408 million), respectively. Maturities of these convertible debt securities range from 1 to 3 years.

At March 31, 2001, Toyota had a 49.9% ownership interest in The Chiyoda Fire and Marine Insurance Company (“Chiyoda”), which was accounted for by the equity method of accounting, and a 19.3% ownership interest in Dai-Tokyo Fire and Marine Insurance Company Limited (“Dai-Tokyo”), which was accounted for as an investment in marketable security. On April 1, 2001, Chiyoda and Dai-Tokyo merged with Dai-Tokyo being the surviving corporation and Dai-Tokyo changed its name to Aioi Insurance Co., Ltd. (“Aioi”). Toyota’s ownership interest in Aioi at the merger was 33.4% and Toyota is accounting for its ownership in Aioi by the equity method of accounting.

13.    Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2002 and 2003 consisted of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2002	2003	2003
Loans, principally from banks, with a weighted-average interest at March 31, 2002 of 1.44% per annum and at March 31, 2003 of 2.05% per annum, respectively	¥874,416	¥774,880	$6,447
Commercial paper with a weighted-average interest at March 31, 2002 of 2.19% per annum and at March 31, 2003 of 1.52% per annum, respectively	951,148	1,080,768	8,991

	¥1,825,564	¥1,855,648	$15,438

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2003, Toyota has unused short-term lines of credit amounting to ¥1,389,584 million ($11,561 million) of which ¥46,282 million ($385 million) related to commercial paper programs. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

Long-term debt at March 31, 2002 and 2003 comprises the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2002	2003	2003
Unsecured loans, representing obligations principally to banks, due 2002 to 2032 in 2002 and due 2003 to 2025 in 2003 with interest ranging from 0.09% to 17.00% per annum in 2002 and from 0.05% to 18.00% per annum in 2003	¥562,231	¥620,234	$5,160
Secured loans, representing obligations principally to banks, due 2002 to 2019 in 2002 and due 2003 to 2030 in 2003 with interest ranging from 0.35% to 4.70% per annum in 2002 and from 0.35% to 5.06% per annum in 2003	61,290	56,283	468
Medium-term notes of consolidated subsidiaries, due 2002 to 2012 in 2002 and due 2003 to 2013 in 2003 with interest ranging from 0.03% to 8.13% per annum in 2002 and from 0.01% to 7.59% per annum in 2003	2,632,323	3,064,278	25,493
Unsecured 0.45% convertible bonds of consolidated subsidiaries, due 2003, convertible at ¥672 ($6) for one common share, redeemable before due date	13,308	13,308	111
Unsecured notes of parent company, due 2002 to 2018 in 2002 and due 2003 to 2018 in 2003 with interest ranging from 1.40% to 6.25% per annum in 2002 and from 1.33% to 3.00% per annum in 2003	514,750	550,000	4,576
Unsecured notes of consolidated subsidiaries, due 2002 to 2008 in 2002 and due 2003 to 2008 in 2003 with interest ranging from 0.52% to 7.00% per annum in 2002 and from 0.27% to 7.00% per annum in 2003	871,142	946,973	7,879
Notes payable related to securitized finance receivables structured as collateralized borrowings	138,103	66,014	549
Long-term capital lease obligations, due 2002 to 2017 in 2002 and due 2003 to 2017 in 2003, with interest ranging from 0.95% to 9.33% per annum in 2002 and from 0.60% to 9.75% per annum in 2003	88,373	83,455	694

	4,881,520	5,400,545	44,930
Less - Current portion due within one year	(1,158,814)	(1,263,017)	(10,508)

	¥3,722,706	¥4,137,528	$34,422

At March 31, 2003, property, plant and equipment with a book value of ¥134,033 million (1,115 million) was pledged as collateral by consolidated subsidiaries for certain debt obligations. In addition, other assets aggregating ¥122,732 million ($1,021 million) was pledged as collateral by consolidated subsidiaries for certain debt obligations including “Notes payable related to securitized finance receivables structured as collateralized borrowings”.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2003, approximately 40%, 30%, 14% and 16% of long-term debt is denominated in U.S. dollars, Japanese yen, Euro, and other currencies, respectively.

The aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Year ending March 31:	Yen in millions	U.S. dollars in millions
2004	¥1,263,017	$10,508
2005	1,031,109	8,578
2006	783,176	6,516
2007	438,283	3,646
2008	853,870	7,104

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.

At March 31, 2003, Toyota has unused long-term lines of credit amounting to ¥1,407,741 million ($11,712 million). Under these programs, Toyota is able to finance its long-term capital requirements under arm’s-length conditions.

14.    Product warranties:

Toyota issues product warranties for certain defects mainly resulted from manufacturing based on warranty contracts with its customers at the time of sale of products. Toyota accrues estimated warranty costs which would incur in the future in accordance with the warranty contracts. The net change in the accrual for the product warranties for the year ended March 31, 2003, which are included in “Accrued expenses” on the accompanying balance sheet, consist of the following:

	Yen in millions	U.S. dollars in millions
	For the year ended March 31, 2003	For the year ended March 31, 2003
Liabilities for product warranties at beginning of year	¥225,654	$1,877
Payments made during year	(179,650)	(1,494)
Warranties issued during year	200,484	1,668
Changes relating to pre-existing warranties	(1,670)	(14)
Other	(4,184)	(35)

Liabilities for product warranties at end of year	¥240,634	$2,002

The other amount primarily includes the impact of currency translation adjustment.

In addition to product warranties above, Toyota initiates recall actions or voluntary service campaigns to repair or to replace parts which are expected to fail from products safety perspective or customer satisfaction standpoints. Toyota accrues costs of these activities based on management’s estimates which are not included in the reconciliation above.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.    Other payables:

Other payables are mainly related to purchases of property, plant and equipment and non-manufacturing purchases.

16.    Income taxes:

The components of income before income taxes comprise the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2001	2002	2003	2003
Income before income taxes:
Parent company and domestic subsidiaries	¥920,823	¥706,795	¥803,594	$6,685
Foreign subsidiaries	186,466	265,306	423,058	3,520

	¥1,107,289	¥972,101	¥1,226,652	$10,205

The provision for income taxes consisted of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2001	2002	2003	2003
Current income tax expense:
Parent company and domestic subsidiaries	¥371,797	¥467,891	¥497,613	$4,140
Foreign subsidiaries	102,754	97,709	93,674	779

Total current	474,551	565,600	591,287	4,919

Deferred income tax expense (benefit):
Parent company and domestic subsidiaries	58,391	(157,152)	(102,276)	(851)
Foreign subsidiaries	(9,066)	14,341	28,003	233

Total deferred	49,325	(142,811)	(74,273)	(618)

Total provision	¥523,876	¥422,789	¥517,014	$4,301

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 41.3% in 2001, 2002 and 2003. Due to changes in Japanese income tax regulations, effective April 1, 2004, the statutory rate was reduced to approximately 40.1%, and such rate was used to calculate the future expected tax effects of temporary differences, which are expected to be realized on and after April 1, 2004. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the years ended March 31,
	2001	2002	2003
Statutory tax rate	41.3%	41.3%	41.3%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	0.7	0.7	0.7
Tax on equity earnings in affiliated companies	2.2	1.0	1.6
Valuation allowance	1.5	1.2	1.3
Income tax credit	(0.5)	(1.4)	(1.9)
Changes in tax rate resulting from enactment of income tax regulations	—	—	0.6
Other	2.1	0.7	(1.5)

Effective income tax rate	47.3%	43.5%	42.1%

Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2002	2003	2003
Deferred tax assets:
Accrued pension and severance costs	¥269,834	¥412,942	$3,435
Warranty reserves and accrued expenses	128,344	150,231	1,250
Other accrued employees’ compensation	81,331	93,903	781
Operating loss carryforwards for tax purposes	94,700	156,129	1,299
Inventory adjustments	45,586	45,967	382
Property, plant and equipment and other assets	92,369	98,298	818
Other	183,997	223,442	1,859

Gross deferred tax assets	896,161	1,180,912	9,824
Less—Valuation allowance	(103,211)	(119,620)	(995)

Total deferred tax assets	792,950	1,061,292	8,829

Deferred tax liabilities:
Unrealized gains on securities	(42,834)	(23,623)	(197)
Undistributed earnings of affiliates accounted for by the equity method	(287,073)	(285,593)	(2,376)
Basis difference of acquired assets	(17,777)	(31,164)	(259)
Lease transactions	(239,900)	(279,946)	(2,329)
Gain on securities contribution to employee retirement benefit trust	(66,523)	(66,523)	(553)
Other	(78,456)	(88,620)	(737)

Gross deferred tax liabilities	(732,563)	(775,469)	(6,451)

Net deferred tax assets	¥60,387	¥285,823	$2,378

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation allowance mainly relates to deferred tax assets of the consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2001, 2002 and 2003 consist of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2001	2002	2003	2003
Valuation allowance at beginning of year	¥72,437	¥73,339	¥103,211	$858
Additions	27,857	27,976	29,530	246
Deductions	(9,561)	(16,089)	(12,989)	(108)
Other	(17,394)	17,985	(132)	(1)

Valuation allowance at end of year	¥73,339	¥103,211	¥119,620	$995

The other amount includes the impact of additional ownership interest of acquired affiliated companies, changes in the statutory tax rates and currency translation adjustment during the years ended March 31, 2001, 2002 and 2003. In addition, the other amount during the year ended March 31, 2001 includes the impact of the disposal of ownership interest in Toyota’s telecommunication subsidiary.

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2002	2003	2003
Deferred tax assets:
Deferred income taxes (Current assets)	¥433,524	¥385,148	$3,204
Investments and other assets—other	101,342	273,818	2,278
Deferred tax liabilities:
Other current liabilities	(7,418)	(2,139)	(18)
Deferred income taxes (Long-term liabilities)	(467,061)	(371,004)	(3,086)

Net deferred tax assets	¥60,387	¥285,823	$2,378

Management of Toyota intends to reinvest certain undistributed earnings of their foreign subsidiaries for an indefinite period of time. As a result, no provision for income taxes has been made on undistributed earnings of these subsidiaries not expected to be remitted in the foreseeable future aggregating ¥1,090,886 million ($9,076 million) as of March 31, 2003. Toyota estimates an additional tax provision of ¥96,666 million ($804 million) would be required at such time if the full amount of these accumulated earnings became subject to Japanese taxes.

Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 2003 amounted to approximately ¥440,739 million ($3,667 million) and are available as an offset against future taxable income of such subsidiaries. These carryforwards expire in years 2004 to 2010, with the exception of ¥148,914 million ($1,239 million) which are not subject to expiration.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.    Shareholders’ equity:

Changes in the number of shares of common stock issued have resulted from the following:

	For the years ended March 31,
	2001	2002	2003
Common stock issued:
Balance at beginning of year	3,749,405,129	3,684,997,492	3,649,997,492
Issuance during the year	588,963	—	—
Purchase and retirement	(64,996,600)	(35,000,000)	(40,000,000)

Balance at end of year	3,684,997,492	3,649,997,492	3,609,997,492

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the parent company and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriation is required when total amount of the legal reserve and capital surplus equals 25% of stated capital. Legal reserve included in retained earnings as of March 31, 2002 and 2003 were ¥127,100 million and ¥130,481 million ($1,086 million). Legal reserve is restricted and unable to be used for dividend payments.

The amounts of unrestricted consolidated retained earnings pursuant to accounting principles generally accepted in Japan were ¥6,398,695 million and ¥7,087,245 million ($58,962 million) as of March 31, 2002 and 2003, respectively.

In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings at March 31, 2003 includes amounts representing final cash dividends of ¥69,032 million ($574 million), ¥20 ($0.17) per share, which were approved at the shareholders’ meeting held on June 26, 2003.

Retained earnings at March 31, 2003 includes ¥727,310 million ($6,051 million) relating to equity in undistributed earnings of companies accounted for by the equity method.

On June 26, 1997, the shareholders of the parent company approved a stock repurchase policy in accordance with the Japanese Commercial Code, which allows the company to purchase treasury stock only for the purpose of retirement of the stock with reducing retained earnings. Under the stock repurchase policy, the shareholders authorized Toyota’s repurchase, subject to the approval of the Board of Directors, of up to 370 million shares of its common stock without the limitation of time. In accordance with this plan, the parent company repurchased shares approximately 65 million and 77 million during the years ended March 31, 2001 and 2002, respectively. The results of repurchases and retirement of common stock reduced retained earnings for the years ended March 31, 2001, 2002 and 2003 by ¥263,596 million, ¥129,218 million and ¥142,993 million ($1,190 million), respectively.

In October 2001, the Japanese Commercial Code has been changed and allows the company to purchase treasury stock at any reason at any time by the resolution of the Board of Directors up to the limitation approved by the Shareholders’ Meeting. In response to the Japanese Commercial Code amendment, on June 26, 2002, the shareholders of the parent company approved the amendment of the stock repurchase policy in the Articles of Incorporation to delete the limitation of the purpose of purchasing treasury stock noted above. As a result, Toyota’s unused authorized shares for the repurchase of shares of common stock under the legacy policy elapsed.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the same Shareholders’ Meeting, the shareholders of the parent company also approved to purchase treasury stock, without any purpose limitation, up to 170 million of shares amounting to ¥600,000 million during the period up to the resolution of next Ordinary General Shareholders’ Meeting which held in June 26, 2003. In accordance with this plan, as amended, the parent company repurchased shares approximately 155 million during the year ended March 31, 2003. On June 26, 2003, the shareholders of the parent company again approved to purchase treasury stock up to 150 million shares amounting to ¥400,000 million during the period until the resolution of next Ordinary General Shareholders’ Meeting that will be held in June 2004.

In years prior to 1997, Toyota had made free distributions of shares to its shareholders for which no accounting entry is required in Japan. Had the distributions been accounted for in a manner used by companies in the United States of America, ¥2,576,606 million ($21,436 million) would have been transferred from retained earnings to the appropriate capital accounts.

Detailed components of accumulated other comprehensive loss at March 31, 2002 and 2003 and the related changes, net of taxes for the years ended March 31, 2001, 2002 and 2003 consist of the following:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Minimum pension liability adjustments	Net gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2000	¥(467,665)	¥342,318	¥—	¥—	¥(125,347)
Other comprehensive income (loss)	161,280	(304,995)	(13,429)	—	(157,144)

Balance at March 31, 2001	(306,385)	37,323	(13,429)	—	(282,491)
Other comprehensive income (loss)	133,897	(3,576)	(114,344)	(790)	15,187

Balance at March 31, 2002	(172,488)	33,747	(127,773)	(790)	(267,304)
Other comprehensive income (loss)	(139,285)	(26,495)	(171,978)	790	(336,968)

Balance at March 31, 2003	¥(311,773)	¥7,252	¥(299,751)	¥—	¥(604,272)

	U.S. dollars in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Minimum pension liability adjustments	Net gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2002	$(1,435)	$281	$(1,063)	$(7)	$(2,224)
Other comprehensive income (loss)	(1,159)	(220)	(1,431)	7	(2,803)

Balance at March 31, 2003	$(2,594)	$61	$(2,494)	$—	$(5,027)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax effects allocated to each component of other comprehensive income for the years ended March 31, 2001, 2002 and 2003 are as follows:

	Yen in millions
	Pre-tax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2001:
Foreign currency translation adjustments	¥163,100	¥(1,820)	¥161,280
Unrealized losses on securities:
Unrealized holding gains (losses) arising for the year	(322,266)	147,804	(174,462)
Less: reclassification adjustments for gains included in net income	(86,805)	35,833	(50,972)
Less: reclassification adjustments for realized gains on securities contribution to employee retirement benefit trust	(161,151)	81,590	(79,561)
Minimum pension liability adjustments	(22,869)	9,440	(13,429)

Other comprehensive income (loss)	¥(429,991)	¥272,847	¥(157,144)

For the year ended March 31, 2002:
Foreign currency translation adjustments	¥136,250	¥(2,353)	¥133,897
Unrealized losses on securities:
Unrealized holding gains (losses) arising for the year	(166,570)	68,686	(97,884)
Less: reclassification adjustments for losses included in net income	160,606	(66,298)	94,308
Minimum pension liability adjustments	(194,727)	80,383	(114,344)
Net losses on derivative instruments	(1,074)	284	(790)

Other comprehensive income (loss)	¥(65,515)	¥80,702	¥15,187

For the year ended March 31, 2003:
Foreign currency translation adjustments	¥(142,278)	¥2,993	¥(139,285)
Unrealized losses on securities:
Unrealized holding gains (losses) arising for the year	(143,806)	59,707	(84,099)
Less: reclassification adjustments for losses included in net income	98,100	(40,496)	57,604
Minimum pension liability adjustments	(292,315)	120,337	(171,978)
Net gains on derivative instruments	1,074	(284)	790

Other comprehensive income (loss)	¥(479,225)	¥142,257	¥(336,968)

	U.S. dollars in millions
	Pre-tax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2003:
Foreign currency translation adjustments	$(1,184)	$25	$(1,159)
Unrealized losses on securities:
Unrealized holding gains (losses) arising for the year	(1,196)	496	(700)
Less: reclassification adjustments for losses included in net income	816	(336)	480
Minimum pension liability adjustments	(2,432)	1,001	(1,431)
Net gains on derivative instruments	9	(2)	7

Other comprehensive income (loss)	$(3,987)	$1,184	$(2,803)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.    Stock-based compensation:

In June 1997, the parent company’s shareholders approved a stock option plan for board members. In June 2001, the shareholders approved the amendment of the plan to include certain employees in addition. Each year, since the plans inception, the shareholders have approved the authorization for grant of options for the purchase of Toyota’s common stock. Authorized shares for each year that remain ungranted are unavailable for grant in future years. Stock options with a term ranging from four years to six years are granted with an exercise price equal to 1.025 times the closing price of Toyota’s common stock on the date of grant and generally vest two years from the date of grant.

Subsequent to March 31, 2003, the shareholders approved the authorization of an additional 1,958,000 shares for issuance under the Toyota’s stock option plan for board members and key employees.

The following table summarizes stock option activity:

		Yen
	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life in years
Balance at March 31, 2000	987,000	¥3,868	2.63

Granted	455,000	4,838
Exercised	(84,000)	3,623
Canceled	(35,000)	4,141

Balance at March 31, 2001	1,323,000	4,210	2.24

Granted	1,361,000	4,203
Exercised	(166,100)	3,610
Canceled	(236,100)	4,320

Balance at March 31, 2002	2,281,800	4,238	2.59

Granted	1,876,000	2,958
Exercised	—	—
Canceled	(340,800)	3,888

Balance at March 31, 2003	3,817,000	¥3,662	3.57

Exercisable at March 31, 2003	625,000	¥4,503	0.85

The following table summarizes information for options outstanding and options exercisable at March 31, 2003:

	Outstanding				Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price	Weighted- average exercise price
Yen		Yen	Dollars	Years		Yen	Dollars
¥ 2,958 - 4,000	1,876,000	¥2,958	$25	5.33	—	—	—
¥ 4,001 - 4,838	1,941,000	¥4,304	$36	1.86	625,000	¥4,503	$37

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average fair value per option at the date of grant for options granted during the year ended March 31, 2001, 2002 and 2003 was ¥1,327, ¥1,046 and ¥766 ($6), respectively. The fair value of options granted, which is amortized over the option vesting period in determining the pro forma impact, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2001	2002	2003
Dividend rate	0.5%	0.8%	1.3%
Risk-free interest rate	1.7%	1.3%	0.7%
Expected volatility	36%	33%	34%
Expected holding period (years)	4.0	4.0	5.1

19.    Employee benefit plans:

Pension and severance plans -

On terminating employment, employees of the parent company and subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below, based on current rates of pay and lengths of service. Under normal circumstances, the minimum payment prior to retirement age is an amount based on voluntary retirement. Employees receive additional benefits on involuntary retirement, including retirement at the age limit. With respect to directors’ resignations, lump-sum severance indemnities calculated by using a similar formula are normally paid subject to approval of the shareholders.

The parent company and most subsidiaries in Japan have contributory funded defined benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law. The contributory pension plans cover a portion of the governmental welfare pension program (“substitutional portion”), under which the contributions are made by the companies and their employees, and an additional portion representing the noncontributory pension plans. The defined benefits under the noncontributory portion of the plans, in general, cover more than fifty percent of the indemnities under the existing regulations to employees. The remaining portion of the indemnities is covered by severance payments by the companies. The pension benefits are determined based on years of service and the compensation amounts as stipulated in the aforementioned regulations, and are payable, at the option of the retiring employee, as a monthly pension payment or in a lump-sum amount. The contributions to the plans are funded with several financial institutions in accordance with the applicable laws and regulations. These pension plan assets consist principally of investments in government obligations, equity and fixed income securities, and insurance contracts. Toyota revised its pension plan during the years ended March 31, 2001 and 2002, which reduced the projected benefit obligations. These effects of the reductions in the projected benefit obligations have been reflected as an unrecognized prior service cost.

July 1, 2002, the benefits under the noncontributory defined benefit pension plan of the parent company was reduced by approximately 12.5% in exchage for assets of an equivalent amount being contributed to the newly established defined contribution plan. This plan amendment reduced accumulated benefit obligation of the defined benefit plan by ¥36,807 million ($306 million), which equivalent to the benefits transferred to the defined contribution plan, and the difference between that amount and the relevant amount of projected benefit obligation resulted in \10,401 million ($87 million) being treated as negative prior service cost.

Most foreign subsidiaries have defined benefit pension plans or severance indemnity plans covering substantially all of their employees under which the cost of benefits is currently invested or accrued. The benefits for these plans are based primarily on current rate of pay and lengths of service.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota recorded an additional minimum liability totaling ¥222,997 million and ¥513,506 million ($4,273 million) at March 31, 2002 and 2003, respectively, for plans where the accumulated benefit obligation exceeded the fair market value of plan assets and accrued pension and severance costs. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets and accrued pension and severance costs are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2002	2003	2003
Projected benefit obligation	¥1,688,348	¥1,896,710	$15,780
Accumulated benefit obligation	1,437,233	1,640,142	13,645
Fair value of plan assets	859,464	768,308	6,392

Information regarding Toyota’s defined benefit plans is as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2002	2003	2003
Change in benefit obligation:
Benefit obligation at beginning of year	¥1,880,582	¥2,238,398	$18,622
Service cost	74,926	71,873	598
Interest cost	58,149	49,030	408
Plan participants’ contributions	12,515	5,765	48
Actuarial loss	205,345	96,760	805
Acquisition and other	80,192	2,110	18
Benefits paid	(62,633)	(70,601)	(587)
Plan amendment	(10,678)	(47,208)	(393)

Benefit obligation at end of year	2,238,398	2,346,127	19,519

Change in plan assets:
Fair value of plan assets at beginning of year	1,123,899	1,097,035	9,126
Actual return on plan assets	(87,984)	(170,647)	(1,420)
Employer contribution	41,352	37,580	313
Acquisition and other	37,178	708	6
Plan participants’ contributions	12,515	5,765	48
Benefits paid	(29,925)	(38,275)	(318)

Fair value of plan assets at end of year	1,097,035	932,166	7,755

Funded status	1,141,363	1,413,961	11,763
Unrecognized actuarial loss	(693,143)	(961,756)	(8,001)
Unrecognized prior service cost	135,129	131,366	1,093
Unrecognized net transition obligation	(65,127)	(45,497)	(379)

Net amount recognized	¥518,222	¥538,074	$4,476

Amounts included in the consolidated balance sheets are comprised of:
Accrued pension and severance costs	¥754,403	¥1,052,687	$8,758
Prepaid pension and severance costs	(13,184)	(1,107)	(9)
Investments and other assets	(5,401)	(3,595)	(31)
Accumulated other comprehensive income	(217,596)	(509,911)	(4,242)

Net amount recognized	¥518,222	¥538,074	$4,476

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31,
	2001	2002	2003
Weighted-average assumptions:
Discount rate	3.1%	2.5%	2.1%
Expected return on plan assets	3.3%	2.7%	2.1%
Rate of compensation increase	2.0 - 6.5%	1.5 - 6.0%	0.8 - 9.7%

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2001	2002	2003	2003
Components of net periodic (benefit) cost:
Service cost	¥68,084	¥74,926	¥71,873	$598
Interest cost	53,118	58,149	49,030	408
Expected return on plan assets	(29,184)	(29,465)	(23,003)	(191)
Amortization of prior service cost	(8,867)	(12,723)	(14,272)	(119)
Recognized net actuarial loss	2,184	17,228	22,977	191
Amortization of net transition obligation	18,960	19,055	19,630	163

Net periodic pension cost	¥104,295	¥127,170	¥126,235	$1,050

The parent company and its Japanese subsidiaries represent substantially all of the pension obligation at March 31, 2002 and 2003. The weighted-average assumptions used for the discount rate and expected return on plan assets to determine the pension obligation for the parent company and the Japanese subsidiaries were 2.5% and 2.5% as of March 31, 2002, and 2.0% and 2.0% as of March 31, 2003, respectively.

Recognized net actuarial losses for the year ended March 31, 2002 and 2003 were primarily due to changes in estimates made for actuarial assumptions in addition to lower returns on plan assets in 2001 and 2002.

Transfer to the government of the substitutional portion of the Employee Pension Fund Liabilities -

Originally, the Japanese government pension plan consisted of two tiers, “Basic National Pension” and “Welfare Pension Insurance Relating to Salaries”. “Basic National Pension” is funded by an employer to the government and “Welfare Pension Insurance Relating to Salaries” is funded by the contributions both by the employer and employees to the government. Companies are allowed to establish private pension plans in lieu of participating in the “Welfare Pension Insurance Relating to Salaries.” In order to give more benefits to its employees, Toyota established such a private employee pension fund which consists of the portion substituting “Welfare Pension Insurance Relating to Salaries” (the “Substitutional Portion”), and the portion of additional employee pension fund (the “Corporate Portion”).

In June 2001, the Contributed Benefit Pension Plan Law was enacted and allows a company to transfer the Substitutional Portion to the government thereby eliminating the company’s responsibility for the benefits related to future employee service. In order to transfer the Substitutional Portion, a company must obtain approval from the Minister of Health, Labor and Welfare of the exemption from the payment of the benefits related to future employee service. In addition, a company must obtain approval from the same body for separation of the remaining benefit obligation of the Substitutional Portion which relates to past employee services. On obtaining that approval, the remaining benefit obligation of the Substitutional Portion (that amount earned by past services) as well as government-specified portion of the plan assets will be transferred to the government.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the year ended March 31, 2003, the parent company and certain domestic subsidiaries applied for exemption from the payments of the benefits related to future employee services and received approvals from the Minister of Health, Labor and Welfare, and also made applications for separation of the remaining substitutional portion that was related to past services.

The final approvals for separation of the remaining benefit obligation of the Substitutional Portion is expected to be granted by the government in the year ending March 31, 2004 and the actual transfer of the Substitutional Portion of the benefit obligation and related plan assets to the government is also expected to complete in the year ending March 31, 2004. Accordingly, no effects of these transactions have been recognized in the accompanying consolidated financial statements for the year ended March 31, 2003. The possible impacts of these transactions on Toyota’s consolidated financial statements for the future periods could not be determined at this present time due to, among other matters, possible changes in the unrecognized actuarial gain or loss for the period up to the date of the actual transfer of Substitutional Portion and actual amount of the related plan assets to be transferred to the government.

Postretirement benefits other than pensions and postemployment benefits -

Toyota’s U.S. subsidiaries provide certain health care and life insurance benefits to eligible retired employees. In addition, Toyota provides benefits to certain former or inactive employees after employment, but before retirement. These benefits are currently unfunded and provided through various insurance companies and health care providers. The cost of these benefits are recognized over the period the employee provides credited service to Toyota. Toyota’s obligations under these arrangements are not material.

20.    Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps and interest rate currency swap agreements to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Toyota adopted FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, on April 1, 2001. Upon adoption of this statement, Toyota recorded a net transition adjustment gain of ¥8,986 million, net of income tax expense of ¥4,967 million, in net income, and a net transition adjustment loss of ¥2,451 million, net of income tax benefit of ¥1,453 million, in accumulated other comprehensive loss.

Fair value hedges -

Toyota enters into interest rate swaps, and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing its exposure to interest rate fluctuations. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to entirely hedge exposure to exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the years ended March 31, 2002 and 2003, Toyota reported losses of ¥625 million, and ¥488 million ($4 million), respectively, related to the ineffective portion of Toyota’s fair value hedges which is included in cost of financing operations in the accompanying consolidated statements of income. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash flow hedges -

Toyota enters into interest rate swaps, and interest rate currency swap agreements to manage its exposure to interest rate risk, and foreign currency exchange risk mainly associated with funding in currencies in which it operates. Interest rate swap agreements are used in managing Toyota’s exposure to the variability of interest payments due to the changes in interest rates arising principally in variable-rate debts issued by Toyota. Interest rate swap agreements, which are designated as, and qualify as cash flow hedges are executed as an integral part of specific debt transactions and the critical terms of the interest rate swaps and the hedged debt transactions are the same. Toyota uses interest rate currency swap agreements to manage the foreign-currency exposure to variability in functional-currency-equivalent cash flows principally from debts or borrowings denominated in currencies other than functional currencies.

Net derivative gains and losses included in other comprehensive income are reclassified into earnings at the time that the associated hedged transactions impact the income statement. For the years ended March 31, 2002 and 2003, net derivative gains of ¥4,762 million and losses of ¥790 million ($7 million) were reclassified to foreign exchange gain (loss), net in the accompanying consolidated statements of income, respectively. These net gains and losses were offset by net losses and gains from transactions being hedged. The components of each derivative’s gain and loss are included in the assessment of hedge effectiveness, and no hedge ineffectiveness was reported because all critical terms of derivative financial instruments designated as, and qualify as, cash flow hedging instruments are same as those of hedged debt transactions. Toyota does not expect to reclassify any gains or losses included in other comprehensive income as at March 31, 2003, into earnings in next twelve months because no derivative instruments designated as, and qualify as, cash flow hedges as of the date.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, which manage its exposure to foreign currency exchange fluctuation and interest rate fluctuation from an economic perspective, and which Toyota is unable or has elected not to apply hedge accounting. Unrealized gains or losses on these derivative instruments are reported in cost of financing operations and foreign exchange gain (loss), net in the accompanying consolidated statements of income.

21.    Other financial instruments:

Toyota has certain financial instruments, including financial assets and liabilities and off-balance sheet financial instruments incurred in the normal course of business. These financial instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major industrialized countries. Financial instruments involve, to varying degrees, market risk as instruments are subject to price fluctuations, and elements of credit risk in the event a counterparty should default. In the unlikely event the counterparties fail to meet the contractual terms of a foreign currency or an interest rate instrument, Toyota’s risk is limited to the fair value of the instrument. Although Toyota may be exposed to losses in the event of non-performance by counterparties on financial instruments, it does not anticipate significant losses due to the nature of its counterparties. Counterparties to Toyota’s financial instruments represent, in general, international financial institutions. Additionally, Toyota does not have a significant exposure to any individual counterparty, based on the creditworthiness of these financial institutions. Collateral is generally not required of the counterparties or of Toyota. Toyota believes that the overall credit risk related to its financial instruments is not significant.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated fair values of Toyota’s financial instruments, excluding marketable securities and other securities investments and affiliated companies, are summarized as follows:

	Yen in millions
	March 31, 2002	March 31, 2002
	Carrying amount	Estimated fair value
Asset (Liability)

Cash and cash equivalents	¥1,657,160	¥1,657,160
Time deposits	19,977	19,977
Total finance receivables, net	3,499,333	3,514,838
Other receivables	508,970	508,970
Short-term borrowings	(1,825,564)	(1,825,564)
Long-term debt including the current portion	(4,793,147)	(4,808,126)
Foreign exchange forward contracts	953	953
Interest rate and currency swap agreements	(58,416)	(58,416)
Option contracts purchased	13,393	13,393
Option contracts written	6,447	6,447

	Yen in millions		U.S. dollars in millions
	March 31, 2003		March 31, 2003
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability)

Cash and cash equivalents	¥1,592,028	¥1,592,028	$13,245	$13,245
Time deposits	55,406	55,406	461	461
Total finance receivables, net	4,198,957	4,332,742	34,932	36,046
Other receivables	513,952	513,952	4,276	4,276
Short-term borrowings	(1,855,648)	(1,855,648)	(15,438)	(15,438)
Long-term debt including the current portion	(5,317,090)	(5,405,239)	(44,235)	(44,969)
Foreign exchange forward contracts	(2,464)	(2,464)	(21)	(21)
Interest rate and currency swap agreements	103,038	103,038	857	857
Option contracts purchased	5,935	5,935	49	49
Option contracts written	(3,581)	(3,581)	(30)	(30)

Following are explanatory notes regarding the financial assets and liabilities other than derivative financial instruments.

Cash and cash equivalents, time deposits and other receivables -

In the normal course of business, substantially all cash and cash equivalents, time deposits and other receivables are highly liquid and are carried at amounts which approximate fair value.

Finance receivables, net -

The carrying value of variable rate finance receivables was assumed to approximate fair value as they were repriced at prevailing market rates at March 31, 2002 and 2003. The fair value of fixed rate finance receivables was estimated by discounting expected cash flows using the rates at which loans of similar credit quality and maturity would be made as of March 31, 2002 and 2003.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Short-term borrowings and long-term debt -

The fair values of short-term borrowings and total long-term debt including the current portion were estimated based on the discounted amounts of future cash flows using Toyota’s current incremental borrowing rates for similar liabilities.

22.    Lease commitments:

Toyota leases certain assets under capital lease and operating lease arrangements.

An analysis of leased assets under capital leases is as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
Class of property	2002	2003	2003
Building	¥9,836	¥11,059	$92
Machinery and equipment	155,455	155,197	1,291
Less - Accumulated depreciation	(101,169)	(106,633)	(887)

	¥64,122	¥59,623	$496

Amortization expenses under capital leases for the years ended March 31, 2001, 2002 and 2003 were ¥17,355 million, ¥18,361 million and ¥14,501 million ($119 million), respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2003 are as follows:

	Yen in millions	U.S. dollars in millions
Year ending March 31:
2004	¥16,061	$134
2005	14,186	118
2006	12,934	107
2007	9,621	80
2008	14,283	119
Thereafter	29,471	245

Total minimum lease payments	96,556	803
Less - Amount representing interest	13,101	108

Present value of net minimum lease payments	83,455	695
Less - Current obligations	13,054	109

Long-term capital lease obligations	¥70,401	$586

Rental expenses under operating leases for the years ended March 31, 2001, 2002 and 2003 were ¥64,744 million, ¥72,989 million and ¥76,118 million ($624 million), respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2003 are as follows:

	Yen in millions	U.S. dollars in millions
Year ending March 31:
2004	¥9,511	$79
2005	7,382	62
2006	5,872	49
2007	3,756	31
2008	2,666	22
Thereafter	10,840	90

Total minimum future rentals	¥40,027	$333

23.    Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments outstanding at March 31, 2003 for the purchase of property, plant and equipment and other assets approximated ¥64,464 million ($536 million).

Toyota enters into contracts with Toyota dealers to guarantee customers’ payment of their installment payables that arises from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and range from 1 month to 88 months at March 31, 2003, however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of March 31, 2003 is ¥867,391 million ($7,216 million). Liability for guarantee of ¥4,806 million ($40 million) has been provided as of March 31, 2003. Under these guarantee contracts, Toyota is entitled to recover its payments from customers either by cash or through vehicles foreclosed.

In February 2003, Toyota, General Motors Corporation, Ford, DaimlerChrysler, Honda, Nissan and BMW and their U.S. and Canadian sales and marketing subsidiaries, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported nationwide class actions on behalf of all purchasers of new motor vehicles in the United States since January 1, 2001. These actions were filed in federal courts in California, Illinois, New York, Massachusetts, Florida, New Jersey and Pennsylvania. Additionally, parallel class actions were filed in state courts in California, Minnesota, New Mexico, New York, Tennessee, Wisconsin, Arizona, Florida and New Jersey on behalf of the same purchasers in those states. As of May 31, 2003, approximately 70 such cases were pending before the various federal and state courts. The nearly identical complaints allege that the defendants violated the Sherman Antitrust Act by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market. The complaints allege that new vehicle prices in Canada are 10% to 30% lower than those in the United States and that preventing the sale of these vehicles to United States citizens resulted in United States consumers paying excessive prices for the same type of vehicles. The complaints seek permanent injunctions against the alleged antitrust violations and treble damages in an unspecified amount. The cases are at a preliminary stage; no defendant has yet answered the complaints and there has been no decision on the certification of the alleged cases. Toyota believes that its actions have been lawful and intends to vigorously defend these cases.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In September 1998, the California Air Resources Board issued a recall order against Toyota and its U.S. subsidiary, Toyota Technical Center, U.S.A., Inc., seeking the recall of approximately 337,000 Toyota and Lexus vehicles in the 1996, 1997 and 1998 model years sold in California. The California Air Resources Board claims that the on-board diagnostic systems installed in these vehicles do not properly detect gas vapor leaks within the vehicles and illuminate warning lights when required by evaporative emissions regulatory requirements. In October 1998, Toyota filed a petition contesting the recall order under California administrative hearing procedures. After a full hearing on the claims, an administrative law judge in February 2000 issued a recommended decision concluding that (i) the Toyota vehicles meet the applicable standard for evaporative emissions monitoring, (ii) Toyota did not timely inform the California Air Resources Board of certain enabling conditions programmed into the operation of the evaporative emissions monitoring system, and (iii) the recall order should be dismissed. In February 2002, Toyota and the California Air Resources Board executed a settlement under which Toyota contributed funds to the state Air Pollution Control Fund and to selected projects proposed by the Air Resources Board staff. In addition, Toyota will extend warranties for the evaporative emission control system of relevant Toyota models from 3 years or 50,000 miles to 14 years or 150,000 miles and will accelerate introduction of near-zero-emission cars. The total estimated cost of the settlement to Toyota has been agreed to be ¥1,053 million ($8 million).

In July 1999, the U.S. Environmental Protection Agency, represented by the U.S. Department of Justice, filed a federal lawsuit against Toyota’s U.S. subsidiary, Toyota Motor Sales U.S.A., Inc., in the United States District Court for the District of Columbia. This lawsuit relates to approximately 2.2 million Toyota and Lexus vehicles in the 1996, 1997 and 1998 model years sold in the United States (including the vehicles subject to the California proceeding). This lawsuit alleges that Toyota violated the U.S. Clean Air Act as a result of similar claims of noncompliance with on-board diagnostic systems as were raised in the California proceeding. The complaint seeks a judgment enjoining Toyota from selling in the United States any new vehicle between the 1996 and 1998 model years that does not conform to the applicable federal regulations and ordering Toyota to take appropriate action to remedy the alleged violations of the Clean Air Act as well as civil penalties of up to $27,500 for each vehicle allegedly sold in violation of that Act. In November 1999, the Environmental Protection Agency and the Department of Justice named Toyota and its U.S. subsidiary, Toyota Technical Center, U.S.A., Inc., as additional defendants. In March 2003, Toyota and the Environmental Protection Agency and the Department of Justice agreed to a settlement and submitted it to the United States District Court for the District of Columbia. Under the settlement terms, Toyota will contribute funds to certain supplemental environmental projects and make settlement payments to the United States government. In addition, Toyota will extend warranties for the evaporative emission control systems of relevant Toyota models from 3 years or 50,000 miles to 14 years or 150,000 miles and will accelerate introduction of near-zero-emission cars. The total estimated cost of the settlement to Toyota is currently estimated to be ¥3,931 million ($33 million).

Toyota has various other legal actions, governmental proceedings and other claims pending against it, including product liability claims in the United States. Although the claimants in some of these actions seek potentially substantial damages, Toyota cannot currently determine its potential liability or the damages, if any, with respect to these claims. However, based upon information currently available to Toyota, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota’s financial position, operating results or cash flows.

In September 2000, the European Union approved a directive that requires member states to promulgate regulations implementing the following by April 21, 2002: (1) manufacturers are to be financially responsible for taking back end-of-life vehicles put on the market after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, manufacturers will also be financially responsible for vehicles put on the market before July 1, 2002; (2) manufacturers may not use certain hazardous materials in vehicles to be sold after

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

July 2003; (3) vehicles approved and sold from three years after the directive must, upon release, meet reuse and/or recyclability targets of 85% by weight per vehicle, as well as reuse and/or recoverability targets of 95% by weight per vehicle; and (4) end-of-life vehicles must meet actual re-use and recovery targets of 80% and 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015. Currently, there are numerous uncertainties surrounding the form and implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. As of April 30, 2003, the following five member states have adopted legislation to implement the directive: The Netherlands, Germany, Austria, Spain and Luxembourg. In addition, Sweden, Norway and Denmark have adopted legislation similar to the directive. Belgium has adopted legislation that partially implements the directive. Although all member states were required to enact legislation to implement the directive by April 21, 2002, implementation of the directive has been delayed in some countries and is now expected to be substantially finalized during 2003. In addition, under this directive member states must take measures to ensure that car manufacturers, distributors and other auto-related businesses establish adequate used vehicle disposal facilities and to ensure that hazardous materials and recyclable parts are removed from vehicles prior to scrapping. This directive impacts Toyota’s vehicles sold in the European Union. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2003. Depending on the legislation implemented in the nine member states that have not yet enacted legislation and other circumstances, Toyota may be required to take additional accruals for the expected costs to comply with these regulations. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

Toyota has a concentration of material purchases from a supplier which is an affiliated company. These purchases approximate 10% of material costs.

The parent company has a concentration of labor supply in employees working under collective bargaining agreements and a substantial portion of these employees are working under the agreement that will expire on December 31, 2005.

24.    Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures, assembles and distributes passenger cars, recreational and sport-utility vehicles, minivans, trucks and related parts and accessories. The Financial Services segment consists primarily of financing operations, and vehicle and equipment leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All Other segment includes Toyota’s telecommunications business which was disposed of during the year ended March 31, 2001, its operations that manufacture and market industrial vehicles which were transferred to an affiliated company during the year ended March 31, 2002, and prefabricated housing and various other business activities.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas as of and for the years ended March 31, 2001, 2002 and 2003:

Segment Operating results and assets -

As of and for the year ended March 31, 2001:

	Yen in millions
	Automotive	Financial Services	All Other	Intersegment Elimination/ Unallocated Amount	Total
Revenues	¥11,591,061	¥571,058	¥1,019,527	¥(226,409)	¥12,955,237
Depreciation	569,159	164,503	51,122	—	784,784
Operating income (loss)	765,557	31,693	(4,578)	(1,943)	790,729
Segment assets	7,951,107	5,531,568	584,948	2,952,160	17,019,783
Investment in equity method investees	1,155,536	181,285	8,411	50,981	1,396,213
Expenditures for segment assets	776,086	358,026	109,320	(42,026)	1,201,406

As of and for the year ended March 31, 2002:

	Yen in millions
	Automotive	Financial Services	All Other	Intersegment Elimination/ Unallocated Amount	Total
Revenues	¥13,067,428	¥698,022	¥728,848	¥(303,990)	¥14,190,308
Depreciation	603,468	186,146	20,227	—	809,841
Operating income (loss)	1,057,948	45,115	(2,954)	(6,477)	1,093,632
Segment assets	9,121,406	6,910,593	650,912	2,622,819	19,305,730
Investment in equity method investees	1,065,455	185,072	3,950	66,495	1,320,972
Expenditures for segment assets	924,386	565,227	37,921	21,059	1,548,593

As of and for the year ended March 31, 2003:

	Yen in millions
	Automotive	Financial Services	All Other	Intersegment Elimination/ Unallocated Amount	Total
Revenues	¥14,311,451	¥724,898	¥795,217	¥(330,013)	¥15,501,553
Depreciation	657,814	192,624	20,198	—	870,636
Operating income (loss)	1,246,925	30,328	4,529	(10,136)	1,271,646
Segment assets	9,392,749	7,392,486	722,604	2,645,135	20,152,974
Investment in equity method investees	1,054,234	161,820	—	56,493	1,272,547
Expenditures for segment assets	998,528	544,390	48,041	19,270	1,610,229

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Intersegment Elimination/ Unallocated Amount	Total
Revenues	$119,064	$6,031	$6,616	$(2,746)	$128,965
Depreciation	5,472	1,603	168	—	7,243
Operating income (loss)	10,374	252	38	(85)	10,579
Segment assets	78,143	61,501	6,012	22,006	167,662
Investment in equity method investees	8,771	1,346	—	470	10,587
Expenditures for segment assets	8,307	4,529	400	160	13,396

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Geographic Information -

Revenues for the years ended March 31:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2001	2002	2003	2003
Japan
External customers	¥6,340,590	¥6,384,807	¥6,621,054	$55,084
Intercompany	3,308,518	3,832,912	4,224,573	35,146

Total	9,649,108	10,217,719	10,845,627	90,230

North America
External customers	4,741,810	5,475,405	5,929,803	49,332
Intercompany	164,280	244,553	289,036	2,405

Total	4,906,090	5,719,958	6,218,839	51,737

Europe
External customers	1,013,967	1,265,509	1,514,683	12,602
Intercompany	31,295	56,828	85,138	708

Total	1,045,262	1,322,337	1,599,821	13,310

Other foreign countries
External customers	858,870	1,064,587	1,436,013	11,947
Intercompany	81,729	96,919	110,731	921

Total	940,599	1,161,506	1,546,744	12,868

Elimination of intercompany revenue	(3,585,822)	(4,231,212)	(4,709,478)	(39,180)

Consolidated total	¥12,955,237	¥14,190,308	¥15,501,553	$128,965

Operating income (loss) for the years ended March 31:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2001	2002	2003	2003
Japan	¥623,195	¥844,049	¥944,290	$7,856
North America	194,548	264,759	279,988	2,329
Europe	(24,893)	(24,147)	8,305	69
Other foreign countries	6,636	13,049	45,626	380
Elimination of intersegment profits	(8,757)	(4,078)	(6,563)	(55)

Consolidated total	¥790,729	¥1,093,632	¥1,271,646	$10,579

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-lived assets as of March 31:

	Yen in millions			U.S. dollars in millions
	2001	2002	2003	2003
Japan	¥2,347,840	¥2,694,473	¥2,732,654	$22,734
North America	1,645,856	1,826,905	1,778,892	14,800
Europe	283,468	341,562	410,389	3,414
Other foreign countries	180,738	244,070	281,944	2,346

Consolidated total	¥4,457,902	¥5,107,010	¥5,203,879	$43,294

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

There are not any individually material countries with respect to revenues and long-lived assets included in other foreign countries.

Transfers between industry or geographic segments are made at amounts which Toyota’s management believes approximate arm’s-length prices. In measuring the reportable segments’ income or losses, operating income consists of sales and operating revenue less costs and operating expenses. Unallocated assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain financial statement data on non-financial services and financial services businesses -

On July 7, 2000, Toyota established a wholly-owned subsidiary in Japan named Toyota Financial Services Corporation (“TFS”), to manage all Toyota finance companies worldwide. Through TFS, Toyota expects to improve its finance service operations and expand its financial service network to 30 or more countries.

Toyota is preparing certain financial statement data relating to the segmentation of Toyota’s non-financial services and financial services businesses. This financial statement data includes balance sheets at March 31, 2002 and 2003 and statements of income and cash flows for each of the three years in the period ended March 31, 2003.

Balance sheets –

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2002	2003	2003
Non-Financial Services Businesses
Current assets:
Cash and cash equivalents	¥1,510,974	¥1,437,731	$11,961
Time deposits	8,327	29,213	243
Marketable securities	596,530	602,634	5,013
Trade accounts and notes receivable	1,471,716	1,496,432	12,450
Finance receivables, net	14,612	14,296	119
Inventories	961,840	1,025,838	8,534
Prepaid expenses and other current assets	1,258,788	1,383,264	11,509

Total current assets	5,822,787	5,989,408	49,829

Noncurrent finance receivables, net	17,996	14,463	120
Investments and other assets	3,265,860	3,423,676	28,483
Property, plant and equipment	3,989,227	4,100,077	34,111

Total Non-Financial Services Businesses assets	13,095,870	13,527,624	112,543

Financial Services Businesses
Current assets:
Cash and cash equivalents	146,186	154,297	1,284
Time deposits	11,650	26,193	218
Marketable securities	4,207	2,849	24
Finance receivables, net	2,005,879	2,490,844	20,722
Prepaid expenses and other current assets	539,544	545,701	4,540

Total current assets	2,707,466	3,219,884	26,788

Noncurrent finance receivables, net	2,653,464	2,555,345	21,259
Investments and other assets	431,880	513,455	4,271
Property, plant and equipment	1,117,783	1,103,802	9,183

Total Financial Services Businesses assets	6,910,593	7,392,486	61,501

Eliminations	(700,733)	(767,136)	(6,382)

Total assets	¥19,305,730	¥20,152,974	$167,662

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2002	2003	2003
Non-Financial Services Businesses
Current liabilities:
Short-term borrowings	¥834,490	¥784,501	$6,527
Current portion of long-term debt	236,117	134,636	1,120
Accounts payable	1,413,373	1,520,160	12,647
Accrued expenses	872,672	1,019,241	8,479
Income taxes payable	321,579	293,756	2,444
Other current liabilities	770,219	893,723	7,435

Total current liabilities	4,448,450	4,646,017	38,652

Long-term liabilities:
Long-term debt	719,375	789,509	6,569
Accrued pension and severance costs	753,806	1,051,500	8,748
Other long-term liabilities	272,391	222,405	1,850

Total long-term liabilities	1,745,572	2,063,414	17,167

Total Non-Financial Services Businesses liabilities	6,194,022	6,709,431	55,819

Financial Services Businesses
Current liabilities:
Short-term borrowings	1,407,183	1,542,514	12,833
Current portion of long-term debt	929,893	1,200,900	9,991
Accounts payable	7,460	11,893	99
Accrued expenses	58,750	51,388	428
Income taxes payable	6,134	6,962	58
Other current liabilities	263,472	177,115	1,473

Total current liabilities	2,672,892	2,990,772	24,882

Long-term liabilities:
Long-term debt	3,255,969	3,532,811	29,391
Accrued pension and severance costs	597	1,187	10
Other long-term liabilities	328,339	249,952	2,079

Total long-term liabilities	3,584,905	3,783,950	31,480

Total Financial Services Businesses liabilities	6,257,797	6,774,722	56,362

Eliminations	(701,822)	(767,645)	(6,387)
Minority interest in consolidated subsidiaries	291,621	315,466	2,625
Shareholders’ equity	7,264,112	7,121,000	59,243

Total liabilities and shareholders’ equity	¥19,305,730	¥20,152,974	$167,662

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of income –

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2001	2002	2003	2003
Non- Financial Services Businesses
Net revenues	¥12,400,506	¥13,550,956	¥14,803,475	$123,157

Costs and expenses:
Cost of revenues	10,229,269	10,916,547	11,915,394	99,130
Selling, general and administrative	1,399,942	1,572,086	1,631,151	13,570

Total costs and expenses	11,629,211	12,488,633	13,546,545	112,700

Operating income	771,295	1,062,323	1,256,930	10,457

Other income (expense), net	298,018	(158,902)	(48,563)	(404)

Income before income taxes, minority interest and equity in earnings of affiliated companies	1,069,313	903,421	1,208,367	10,053
Provision for income taxes	504,359	393,149	514,710	4,282

Income before minority interest and equity in earnings of affiliated companies	564,954	510,272	693,657	5,771
Minority interest in consolidated subsidiaries	(11,959)	(9,310)	(10,796)	(90)
Equity in earnings of affiliated companies	94,334	46,353	46,309	385

Net income- Non- Financial Services Businesses	647,329	547,315	729,170	6,066

Financial Services Businesses
Net revenues	571,058	698,022	724,898	6,031

Costs and expenses:
Cost of revenues	420,327	460,842	425,691	3,542
Selling, general and administrative	119,038	192,065	268,879	2,237

Total costs and expenses	539,365	652,907	694,570	5,779

Operating income	31,693	45,115	30,328	252

Other income (expense), net	7,074	23,653	(11,444)	(95)

Income before income taxes, minority interest and equity in earnings of affiliated companies	38,767	68,768	18,884	157
Provision for income taxes	19,637	29,691	2,298	19

Income before minority interest and equity in earnings of affiliated companies	19,130	39,077	16,586	138
Minority interest in consolidated subsidiaries	(209)	(1,557)	(735)	(6)
Equity in earnings of affiliated companies	9,280	(28,263)	6,526	54

Net income- Financial Services Businesses	28,201	9,257	22,377	186

Eliminations	(632)	(5)	(605)	(5)

Net income	¥674,898	¥556,567	¥750,942	$6,247

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement of cash flows –

	Yen in millions			Yen in millions
	For the year ended March 31, 2001			For the year ended March 31, 2002
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities:
Net income	¥647,329	¥28,201	¥674,898	¥547,315	¥9,257	¥556,567
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation	620,281	164,503	784,784	623,695	186,146	809,841
Provision for doubtful accounts and credit losses	5,675	21,102	27,131	6,329	37,996	44,407
Pension and severance costs, less payments	44,665	473	45,138	54,810	(1,267)	53,543
Loss on disposal of fixed assets	21,541	868	22,409	46,243	591	46,834
Unrealized losses on trading securities, net	13,377	—	13,377	—	—	—
Unrealized (gains) losses on available-for-sale securities, net	(11,107)	—	(11,107)	179,649	—	179,649
Realized gain on disposition of ownership interest in telecommunication subsidiary	(180,950)	—	(180,950)	—	—	—
Gain on securities contribution to employee retirement benefit trust	(161,151)	—	(161,151)	—	—	—
Deferred income taxes	38,541	10,904	49,325	(152,766)	10,006	(142,811)
Minority interest in consolidated subsidiaries	11,959	209	12,129	9,310	1,557	10,835
Equity in earnings of affiliated companies	(94,334)	(9,280)	(103,614)	(46,353)	28,263	(18,090)
Changes in operating assets and liabilities	155,491	(61,384)	197,451	90,506	(143,391)	33,742
Other	(50,907)	108,405	58,198	(61,003)	32,091	(41,857)

Net cash provided by operating activities	1,060,410	264,001	1,428,018	1,297,735	161,249	1,532,660

Cash flows from investing activities:
Additions to finance receivables	(7,291)	(3,690,085)	(3,697,376)	—	(3,853,741)	(3,853,741)
Collection of and proceeds from sale of finance receivables	—	3,308,971	3,308,971	—	3,077,933	3,077,933
Additions to fixed assets excluding equipment leased to others	(710,495)	(51,779)	(762,274)	(853,198)	(87,349)	(940,547)
Additions to equipment leased to others	(132,885)	(306,247)	(439,132)	(130,168)	(477,878)	(608,046)
Proceeds from sales of fixed assets excluding equipment leased to others	52,227	9,038	61,265	54,972	1,553	56,525
Proceeds from sales of equipment leased to others	67,264	269,783	337,047	115,378	296,813	412,191
(Increase) decrease in investments and other assets	(19,175)	(15,795)	(70,906)	(135,891)	15,445	(28,450)
Purchases of marketable securities and security investments	(644,312)	(304,746)	(949,058)	(412,501)	(241,255)	(653,756)
Proceeds from sales of and maturity of marketable securities and security investments	623,359	209,278	832,017	512,028	239,775	751,803
(Increase) decrease in time deposits	41,971	3,219	45,190	42,597	(11,078)	31,519
Payment for additional investments in affiliated companies, net of cash acquired	(34,204)	—	(34,204)	(27,510)	—	(27,510)
Other	50,389	403	49,722	(5,424)	(21,963)	(28,732)

Net cash used in investing activities	¥(713,152)	¥(567,960)	¥(1,318,738)	¥(839,717)	¥(1,061,745)	¥(1,810,811)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions			Yen in millions
	For the year ended March 31, 2001			For the year ended March 31, 2002
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from financing activities:
Purchase of common stock	¥(265,012)	¥—	¥(265,012)	¥(285,236)	¥—	¥(285,236)
Proceeds from issuance of long-term debt	261,939	912,926	1,117,360	79,195	1,734,754	1,701,727
Payments of long-term debt	(186,971)	(827,516)	(958,475)	(114,700)	(1,005,965)	(1,012,523)
Increase (decrease) in short-term borrowings	(46,006)	138,533	28,039	(9,340)	243,471	73,884
Dividends paid	(88,625)	—	(88,625)	(98,639)	—	(98,639)
Other	—	—	—	935	12,000	12,935

Net cash provided by (used in) financing activities	(324,675)	223,943	(166,713)	(427,785)	984,260	392,148

Effect of exchange rate changes on cash and cash equivalents	35,667	3,390	39,057	23,991	8,280	32,271

Net increase (decrease) in cash and cash equivalents	58,250	(76,626)	(18,376)	54,224	92,044	146,268
Cash and cash equivalents at beginning of year	1,398,500	130,768	1,529,268	1,456,750	54,142	1,510,892

Cash and cash equivalents at end of year	¥1,456,750	¥54,142	¥1,510,892	¥1,510,974	¥146,186	¥1,657,160

	Yen in millions			U.S. dollars in millions
	For the year ended March 31, 2003			For the year ended March 31, 2003
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities:
Net income	¥729,170	¥22,377	¥750,942	$6,066	$186	$6,247
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation	678,012	192,624	870,636	5,640	1,603	7,243
Provision for doubtful accounts and credit losses	2,989	96,248	99,837	25	801	831
Pension and severance costs, less payments	55,068	569	55,637	458	5	463
Loss on disposal of fixed assets	46,205	287	46,492	385	2	387
Unrealized losses on available-for-sale securities, net	111,346	—	111,346	926	—	926
Deferred income taxes	(85,056)	10,777	(74,273)	(708)	90	(618)
Minority interest in consolidated subsidiaries	10,796	735	11,531	90	6	96
Equity in earnings of affiliated companies	(46,309)	(6,526)	(52,835)	(385)	(54)	(439)
Changes in operating assets and liabilities	170,706	(155,193)	129,054	1,420	(1,291)	1,075
Other	36,104	104,621	136,680	301	870	1,136

Net cash provided by operating activities	1,709,031	266,519	2,085,047	14,218	2,218	17,347

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions			U.S. dollars in millions
	For the year ended March 31, 2003			For the year ended March 31, 2003
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from investing activities:
Additions to finance receivables	—	(6,481,200)	(6,481,200)	—	(53,920)	(53,920)
Collection of and proceeds from sale of finance receivables	—	5,825,456	5,825,456	—	48,465	48,465
Additions to fixed assets excluding equipment leased to others	(955,488)	(50,443)	(1,005,931)	(7,949)	(420)	(8,369)
Additions to equipment leased to others	(110,351)	(493,947)	(604,298)	(918)	(4,109)	(5,027)
Proceeds from sales of fixed assets excluding equipment leased to others	50,702	11,145	61,847	422	93	515
Proceeds from sales of equipment leased to others	64,773	221,765	286,538	539	1,845	2,384
(Increase) decrease in investments and other assets	97,744	—	(30,481)	813	—	(254)
Purchases of marketable securities and security investments	(868,227)	(245,771)	(1,113,998)	(7,223)	(2,045)	(9,268)
Proceeds from sales of and maturity of marketable securities and security investments	727,462	194,503	921,965	6,052	1,618	7,670
(Increase) decrease in time deposits	(21,119)	(12,260)	(33,379)	(176)	(102)	(278)
Payment for additional investments in affiliated companies, net of cash acquired	(28,229)	—	(28,229)	(235)	—	(235)
Other	(11,126)	(1,535)	55,303	(93)	(13)	460

Net cash used in investing activities	¥(1,053,859)	¥(1,032,287)	¥(2,146,407)	$(8,768)	$(8,588)	$(17,857)

	Yen in millions			U.S. dollars in millions
	For the year ended March 31, 2003			For the year ended March 31, 2003
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from financing activities:
Purchase of common stock	¥(454,611)	¥—	¥(454,611)	$(3,782)	$—	$(3,782)
Proceeds from issuance of long-term debt	174,657	1,528,429	1,686,564	1,453	12,715	14,031
Payments of long-term debt	(224,261)	(913,207)	(1,117,803)	(1,866)	(7,597)	(9,300)
Increase (decrease) in short-term borrowings	(83,907)	166,613	30,327	(698)	1,386	252
Dividends paid	(110,846)	(30)	(110,876)	(922)	(0)	(922)
Other	4,074	—	4,074	34	—	34

Net cash provided by (used in) financing activities	(694,894)	781,805	37,675	(5,781)	6,504	313

Effect of exchange rate changes on cash and cash equivalents	(33,521)	(7,926)	(41,447)	(279)	(66)	(345)

Net increase (decrease) in cash and cash equivalents	(73,243)	8,111	(65,132)	(610)	68	(542)
Cash and cash equivalents at beginning of year	1,510,974	146,186	1,657,160	12,571	1,216	13,787

Cash and cash equivalents at end of year	¥1,437,731	¥154,297	¥1,592,028	$11,961	$1,284	$13,245

ITEM 19.	EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation) (incorporated by reference to Exhibit 4.6 to Toyota’s registration statement on Form S-8 filed with the SEC on July 25th, 2003 (file no. 333-107322))

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to Exhibit 4.6 to Toyota’s registration statement on Form S-8 filed with the SEC on July 25th, 2003 (file no. 333-107322))

1.3	Amended and Restated Regulations of the Board of Corporate Auditors of the Registrant (English translation) (incorporated by reference to Exhibit 4.6 to Toyota’s registration statement on Form S-8 filed with the SEC on July 25th, 2003 (file no. 333-107322))

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation) (incorporated by reference to Exhibit 4.6 to Toyota’s registration statement on Form S-8 filed with the SEC on July 25th, 2003 (file no. 333-107322))

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 4.2 to Toyota’s Registration Statement on Form F-1 (file no. 333-10768))

2.3	Form of ADR (included in Exhibit 2.2)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation)

99.1	Section 906 Certification

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ TAKESHI SUZUKI

Name:	Takeshi Suzuki
Title:	Managing Officer

Date:	July 31, 2003

S-1

CERTIFICATIONS

I, Hiroshi Okuda, certify that:

1.	I have reviewed this annual report on Form 20-F of Toyota Motor Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 31, 2003

/s/ HIROSHI OKUDA

Hiroshi Okuda
Chairman of the Board
Toyota Motor Corporation

S-2

CERTIFICATIONS

I, Ryuji Araki, certify that:

1.	I have reviewed this annual report on Form 20-F of Toyota Motor Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 31, 2003

/s/ RYUJI ARAKI

Ryuji Araki
Executive Vice President, Member of the Board
Toyota Motor Corporation

S-3