Form 20-F
period 2004-03-31
TOYOTA MOTOR CORP/
filed 2004-07-02
CIK 1094517

As filed with the Securities and Exchange Commission on July 2, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2004

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

Title of Each Class	Amount outstanding as of March 31, 2004
Common Stock	3,330,470,317

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

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥105.69 = $1.00. This was the approximate exchange rate in Japan on March 31, 2004.

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

(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar and the British pound;

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

Beginning in fiscal 2004, Toyota discontinued the preparation of annual consolidated financial statements under Japanese GAAP and Toyota currently prepares its annual consolidated financial statements only under U.S. GAAP.

U.S. GAAP Selected Financial Data

The following selected financial data have been derived from Toyota’s consolidated financial statements. These financial statements were prepared in accordance with U.S. GAAP.

	Year Ended March 31,
	2000	2001	2002	2003	2004	2004
	(in millions, except share and per share data)
Consolidated Statement of Income Data:
Automotive (1):
Revenues	¥10,943,642	¥11,591,061	¥13,067,428	¥14,311,451	¥15,973,826	$151,139
Operating income	638,990	765,557	1,057,948	1,246,925	1,518,954	14,372
Financial Services:
Revenues	534,154	571,058	698,022	724,898	736,852	6,971
Operating income	31,667	31,693	45,115	30,328	145,998	1,381
All Other (1)(2):
Revenues	1,134,481	1,019,527	728,848	795,217	896,244	8,480
Operating income (loss)	26,453	(4,578)	(2,954)	4,529	15,247	144
Elimination of intersegment:
Revenues	(191,028)	(226,409)	(303,990)	(330,013)	(312,162)	(2,953)
Operating income (loss)	1,451	(1,943)	(6,477)	(10,136)	(13,309)	(125)
Total Company:
Revenues	12,421,249	12,955,237	14,190,308	15,501,553	17,294,760	163,637
Operating income	698,561	790,729	1,093,632	1,271,646	1,666,890	15,772
Income before income taxes, minority interest and equity in earnings of affiliated companies	880,680	1,107,289	972,101	1,226,652	1,765,793	16,707
Net income	481,936	674,898	556,567	750,942	1,162,098	10,995
Net income per share:
Basic	128.27	180.65	152.26	211.32	342.90	3.24
Diluted	128.27	180.65	152.26	211.32	342.86	3.24
Shares used in computing net income per share, basic (in thousands)	3,757,276	3,735,862	3,655,304	3,553,602	3,389,074	—
Shares used in computing net income per share, diluted (in thousands)	3,757,317	3,735,941	3,655,306	3,553,624	3,389,378	—

	Year Ended March 31,
	2000	2001	2002	2003	2004	2004
	(in millions)
Consolidated Balance Sheet Data (end of period):
Total Assets:
Automotive	¥7,557,700	¥7,951,107	¥9,121,406	¥9,392,749	¥10,207,395	$96,579
Financial Services	4,752,270	5,531,568	6,910,593	7,392,486	8,138,297	77,002
All other	1,089,532	584,948	650,912	722,604	941,925	8,912
Intersegment Elimination/Unallocated	3,041,458	2,952,160	2,622,819	2,645,135	2,752,611	26,044
Total company	16,440,960	17,019,783	19,305,730	20,152,974	22,040,228	208,537
Short-term debt, including current portion of long-term debt	2,171,490	2,183,681	2,984,378	3,118,665	3,314,219	31,358
Long-term debt, less current portion	2,913,759	3,083,344	3,722,706	4,137,528	4,247,266	40,186
Shareholders’ equity (3)	6,912,140	7,077,411	7,264,112	7,121,000	8,178,567	77,383
Other Data:
Capital Expenditures	1,376,704	1,201,406	1,548,593	1,610,229	1,488,541	14,084

(1)	In August 2001, Toyota increased its ownership interest in Hino Motors, Ltd. by 13.6% to 50.2%. As a result, revenues and operating income for the automotive and all other segments in fiscal 2002 reflect the consolidation of the results of Hino from the acquisition date. Previously, Hino was accounted for using the equity method. See note 5 of Toyota’s consolidated financial statements for a presentation of the unaudited pro forma results of operations of Toyota for fiscal 2002, as if the additional ownership interest in Hino had been acquired as of April 1, 2001.
(2)	Revenues and operating income for the all other segment in fiscal 2000 reflect the consolidation of the results of IDO Corporation for the full fiscal year. IDO merged with DDI Corporation and KDD Corporation on October 1, 2000. Toyota’s current ownership in the merged entity is 11.7%. As a result, the investment in the merged entity is accounted for as a marketable equity security investment and the merged entity’s financial results are not otherwise reflected in Toyota’s own financial results beginning on October 1, 2000.
(3)	Up through fiscal 2001, the results of certain subsidiaries in Europe and other regions were reported in the consolidated financial statements using a December 31 year-end. During fiscal 2002, the year-ends of most of these foreign subsidiaries were changed from December 31 to March 31. As a result, Toyota decreased retained earnings by ¥3,061 million to reflect the impact of conforming the year-ends at March 31, 2001.

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

	Dividend per Share
Period Ended	Yen	Dollars
September 30, 1999	11.0	0.10
March 31, 2000	13.0	0.13
September 30, 2000	11.0	0.10
March 31, 2001	14.0	0.11
September 30, 2001	13.0	0.11
March 31, 2002	15.0	0.11
September 30, 2002	16.0	0.13
March 31, 2003	20.0	0.17
September 30, 2003	20.0	0.18
March 31, 2004	25.0	0.24

The payment and the amount of any future dividends are subject to the level of Toyota’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Exchange Rates

In parts of this annual report, yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translations was ¥105.69 = $1.00. This was the approximate exchange rate in Japan on March 31, 2004.

The following table sets forth information regarding the noon buying rates for Japanese yen in New York City as announced for customs purposes by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00 during the periods shown. On June 30, 2004, the noon buying rate was ¥109.43 = $1.00. The average exchange rate for the periods shown is the average of the month-end rates during the period.

Fiscal Year Ending March 31,	At End of Period	Average (of month-end rates)	High	Low
	(¥ per $1.00)
2000	102.73	110.02	124.45	101.53
2001	125.54	111.64	125.54	104.19
2002	132.70	125.64	134.77	115.89
2003	118.07	121.10	133.40	115.71
2004	104.18	112.75	120.55	104.18
2005 (through June 30, 2004)	109.43	109.69	114.30	103.70

Month Ending	High	Low
	(¥ per $1.00)
January 31, 2004	107.17	105.52
February 29, 2004	109.59	105.36
March 31, 2004	112.12	104.18
April 30, 2004	110.37	103.70
May 31, 2004	114.30	108.50
June 30, 2004	111.27	107.10

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

Exchange rate fluctuations can also materially affect Toyota’s reported operating results. In particular, a strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota’s reported operating results. For a further discussion of the effects of currency rate fluctuations on Toyota’s operating results, please see “Operating and Financial Review and Prospects — Operating Results — Overview — Currency Fluctuations”.

3.B CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D RISK FACTORS

Industry and Business Risks

The worldwide automobile market is highly competitive.

The worldwide automotive market is highly competitive. Toyota faces strong competition from automobile manufacturers in the respective markets in which it operates. Competition is likely to further intensify in light of continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect Toyota’s financial conditions and results of operations. Toyota’s ability to maintain its competitiveness will be fundamental to its future success in existing and new markets and its market share. There can be no assurances that Toyota will be able to compete successfully in the future.

The worldwide automobile industry is highly volatile.

The markets in which Toyota competes have been subject to considerable volatility in demand in each market. Demand for automobile sales depends to a large extent on general, social, political and economic conditions in a given market and the introduction of new vehicles and technologies. Economic conditions in Japan, North America and Europe are particularly important to Toyota because a significant portion of Toyota’s revenues are derived from sales in these markets. Demand may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations (including tariffs, import regulation and other taxes). Volatility in demand may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect Toyota’s financial conditions and results of operations.

Toyota’s future success depends on its ability to offer innovative new, price competitive products that meet and satisfy customer demand on a timely basis.

Meeting and satisfying customer demand with attractive new vehicles and reducing product development times are critical elements to the success of automobile manufacturers. The timely introduction of new vehicle models, at competitive prices, meeting rapidly changing customer preferences and demands is fundamental to

Toyota’s success. There is no assurance that Toyota may adequately perceive and identify changing customer preferences and demands with respect to quality, styling, reliability, safety and other features in a timely manner. Even if Toyota succeeds in perceiving and identifying customer preferences and demands, there is no assurance that Toyota will be capable of developing and manufacturing new, price competitive products in a timely manner with its available technology, intellectual property, sources of raw materials and parts and components (including the procurement thereof), production capacity and other factors affecting its productivity. Further, there is no assurance that Toyota will be able to implement capital expenditures at the level and times planned by management. Toyota’s inability to develop and offer products that meet customer demand in a timely manner can result in a lower market share and reduced sales volumes and margins, and may adversely affect Toyota’s financial conditions and results of operations.

Toyota’s ability to market and distribute effectively, and Toyota’s maintenance of brand image are integral parts of Toyota’s successful sales.

Toyota’s success in the sale of automobiles depends on its ability to market and distribute effectively based on distribution networks and sales techniques catered to its customers as well as its ability to maintain and further cultivate its brand image across the markets in which it operates. There is no assurance that Toyota will be able to develop sales techniques and distribution networks that effectively adapt to customer preferences or changes in the regulatory environment in the major markets in which it operates. Nor is there assurance that Toyota will be able to cultivate and protect its brand image. Toyota’s inability to maintain well developed sales techniques and distribution networks or brand image may result in decreased sales and market share and may adversely affect its financial conditions and results of operations.

The worldwide financial services industry is highly competitive.

The worldwide financial services industry is highly competitive. The market for automobile financing has grown as more consumers are financing their purchases, primarily in North America and Europe. Increased competition in automobile financing may lead to decreased margins. A decline in Toyota’s vehicle unit sales, an increase in residual value risk due to lower used vehicle price and increased funding costs are factors which may impact Toyota’s financial services operations. A negative impact on Toyota’s financial services operations may adversely affect its financial conditions and results of operations.

Political, Regulatory and Economic Risks

Toyota’s operations are subject to currency and interest rate fluctuations.

Toyota is sensitive to fluctuations in foreign currency exchange rates and is principally exposed to fluctuations in the value of the Japanese yen, the U.S. dollar and the euro and, to a lesser extent, the Australian dollar and the British pound. Toyota’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Changes in foreign currency exchange rates may affect Toyota’s pricing of products sold and materials purchased in foreign currencies. In particular, a strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota’s operating results.

Toyota believes that its use of certain derivative financial instruments and increased localized production of its products have reduced, but not eliminated, the effects of interest rate and foreign currency exchange rate fluctuations, which in some years can be significant. Nonetheless, a negative impact resulting from fluctuations in foreign currency exchange rates and changes in interest rates may adversely affect Toyota’s financial conditions and results of operations. For a further discussion of currency and interest rate fluctuations and the use of derivative financial instruments, please see “Operating and Financial Review and Prospects — Operating Results — Overview — Currency Fluctuations,” “Quantitative and Qualitative Disclosures About Market Risk,” and notes 20 and 21 to Toyota’s consolidated financial statements.

The automotive industry is subject to various governmental regulations and legal proceedings.

The worldwide automotive industry is subject to various governmental laws and regulations including those related to vehicle safety and environmental matters such as emission levels, fuel economy, noise and pollution. Many governments also regulate local content, impose tariffs and other trade barriers, taxes and levies, and enact price or exchange controls. Toyota has incurred, and expects to incur in the future, significant costs in complying with these regulations. New legislation or changes in existing legislation may also subject Toyota to additional expense in the future. Toyota is also subject to a number of pending legal proceedings. A negative outcome in one or more of these pending legal proceedings could adversely affect Toyota’s future financial conditions and results of operations. For a further discussion of government regulations, please see “Information on the Company — Business Overview — Governmental Regulation, Environmental and Safety Standards” and for legal proceedings, please see “Information on the Company — Business Overview — Legal Proceedings.”

Toyota may be adversely affected by political instabilities, fuel shortages or interruptions in transportation systems, natural calamities, wars, terrorism and labor strikes.

Toyota is subject to various risks associated with conducting business worldwide. These risks include political and economic instability, natural calamities, fuel shortages, interruption in transportation systems, wars, terrorisms, labor strikes and work stoppages. The occurrence of any of these events in the major markets in which Toyota purchases materials, components and supplies for the manufacture of its products or in which its products are produced, distributed or sold, may result in disruptions and delays in the operations of Toyota’s business. Significant or prolonged disruptions and delays in Toyota’s business operations may result to adversely affect Toyota’s financial conditions and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code of Japan. Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd.). Toyota became a separate company on August 28, 1937. Today, Toyota operates through 554 consolidated subsidiaries and 228 affiliated companies of which 53 companies are accounted for through the equity method.

See “— Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures since April 1, 2001 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota’s principal executive offices are located at 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota’s telephone number in Japan is 81-565-28-2121.

4.B BUSINESS OVERVIEW

General

Toyota is the largest producer of automobiles in Japan and the third largest automobile producer in the world in terms of both vehicles produced and vehicles sold. Toyota sold 6.71 million vehicles in fiscal 2004. Toyota had net revenues of ¥17.3 trillion and net income of ¥1.162 trillion in fiscal 2004.

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

Toyota sells its vehicles in more than 140 countries, and other regions. Toyota’s primary markets for its automobiles are Japan, North America and Europe. During fiscal 2004, approximately 34% of Toyota’s automobile unit sales were in Japan; 31% were in North America and 13% were in Europe. The remaining 22% of unit sales were in other markets, including approximately 8% in East and Southeast Asian countries other than Japan.

The Worldwide Automotive Market

Toyota estimates that annual worldwide vehicle sales totaled approximately 60 million units in 2003.

Automobile sales are affected by a number of factors including:

•	social, political and economic conditions,

•	introduction of new vehicles and technologies, and

•	costs incurred by customers of purchasing and operating automobiles.

These factors can cause consumer demand to vary substantially from year to year in different geographic markets and for individual categories of automobiles.

In 2003, North America, Europe and Japan represented the world’s top three automotive markets. Worldwide market share, based on total automobile unit sales in each market, was 33% for North America, 32% for Europe and 10% for Japan. In North America, new vehicle sales maintained a high level of 19.7 million units primarily attributable to the continuation of sales promotion incentives. In Europe, due to the economic slowdown, new vehicle sales remained at the same level as last year at 19.1 million units. In Japan, adverse economic conditions continued to keep overall consumer demand at a low level, but commercial vehicles sales increased primarily as a result of the rise in replacement demand due to stricter gas emissions regulations. As a result, total vehicle unit sales (including mini-vehicles) in Japan increased by 1.0% to 5.8 million units in 2003. In East and Southeast Asia, despite the economic recovery resulting in growing demand for new vehicles in many countries. However, unit sales in South Korea, one of the largest markets in East and Southeast Asia, decreased by 0.3 million units due to an economic slowdown. As a result, unit sales in East and Southeast Asian markets (excluding Japan, China and Hong Kong) in 2003 decreased by 3% to 3.31 million units. Additionally, the growing Chinese market (including Hong Kong) expanded by nearly 1.2 million units to 4.58 million units in 2003, making it the world’s third largest national automotive market, surpassing Germany.

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

Recent transactions have resulted in consolidation within the worldwide automotive industry. These transactions include:

•	the acquisition by Ford Motor Company of the passenger car business of Volvo AB in March 1999,

•	the acquisition by Renault S.A. of a 37% equity interest in Nissan Motor Co., Ltd. in March 1999, followed by the acquisition of an additional 8% equity interest in March 2002,

•	the acquisition by General Motors Corporation of a 20% equity interest in Fiat S.p.A. in March 2000,

•	the acquisition by Volkswagen AG of a 19% equity interest in Scania AB in March 2000,

•	the acquisition by General Motors Corporation of a 21% equity interest in Fuji Heavy Industries Ltd. in April 2000,

•	the acquisition by Ford Motor Company of the Land Rover business from BMW AG in June 2000,

•	the acquisition by DaimlerChrysler AG of a 10% equity interest in Hyundai Motor Company in September 2000. The disposition of the foregoing equity interest by DaimlerChrysler AG was announced in May 2004,

•	the acquisition by Renault S.A. of a 70% equity interest in Samsung Motors Incorporated in September 2000,

•	the acquisition by DaimlerChrysler AG of a 34% equity interest in Mitsubishi Motors Corp. in October 2000, followed by the acquisition of an additional 3% equity interest in June 2001,

•	the increased equity investment by General Motors Corporation in Suzuki Motor Corporation from 10% to 20% in November 2000,

•	the acquisition by Renault S.A. of a 20% equity interest in Volvo AB by June 2001,

•	the acquisition by Nissan Motor Co., Ltd. of a 13.5% equity interest in Renault S.A. in March 2002, followed by the acquisition of an additional 1.5% equity interest in May 2002,

•	General Motors Corporation and the Daewoo Motor Creditors Committee established a joint venture, GM Daewoo, in October 2002. General Motors Corporation holds a 42% stake, Suzuki Motor Corporation a 15% stake and Shanghai Automotive Industry Corp. a 10% stake, respectively, and Daewoo’s creditors own the remaining 33% in the joint venture, and

•	DaimlerChrysler AG acquired a 43% interest in Mitsubishi Fuso Truck and Bus Corporation in March 2003, followed by an acquisition of an additional 22% interest in March 2004.

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

To be a leader in each major market in which it competes, Toyota is pursuing the following targeted regional strategies:

•	Maintain Preeminence in Japan. Toyota is committed to maintaining its market leadership in Japan by consistently striving for a market share (excluding mini-vehicles) of at least 40% per year. Toyota, excluding Daihatsu and Hino, held a domestic market share (excluding mini-vehicles) on a retail basis of 42.2% in fiscal 2002, 42.3% in fiscal 2003 and 42.9% in fiscal 2004. Amid the continued market downturn and despite increased competition from its domestic competitors, Toyota maintained its market share above 40% in fiscal 2004 due to the active introduction of a new car model, the Wish, and remodeled cars of the Prius and the Crown. In the highly competitive Japanese market, Toyota is repositioning its retail channels under a new product and retail strategy in order to respond effectively to evolving consumer preferences and structural changes in the market. Under this new strategy, Toyota reorganized and strengthened its retail network in Japan to better cater to customer demand patterns. Specifically, Toyota’s five existing retail channels has been rearranged into four, combining the “Netz” and “Vista” sales channels into a new “Netz” channel in May 2004. In addition, Toyota plans to introduce to Japan in August 2005 the Lexus brand, which has been highly successful in the United States.

•	Capitalize on Success in North America. Toyota’s North American unit sales continued to be strong in fiscal 2004, supported by the gradual economic recovery in the United States. Toyota’s North American unit sales grew from 1.98 million units in fiscal 2003 to 2.10 million units in fiscal 2004. In fiscal 2004, Toyota’s North American unit sales represented 31% of its total global unit sales. Toyota attributes its continuing success in the North American market to successful new product introductions and strong sales of core models such as the Corolla, Highlander and Lexus ES300. These product introductions include the Matrix in 2002 and the Lexus GX470 and the Scion xA and the Scion xB (marketed in Japan as the ist and the bB, respectively), which target younger drivers, in 2003. Toyota has also undertaken regular model changes and updates of major models in order to meet changing market demand. For example, Toyota recently completed a full model change for the 4Runner and Sienna. Relatively high margin light trucks now account for approximately 47% of Toyota’s vehicle unit sales in the United States, while passenger vehicles account for approximately 53%. Further, Toyota brand vehicles account for approximately 86% and Lexus brand vehicles account for approximately 14% of the vehicle unit sales in the United States, respectively. As a part of its strategy to globalize operations through localization, Toyota has increased its production capacity and upgraded its production facilities in North America over the past few years. In 2003, 1.12 million vehicles, or approximately 60% of Toyota vehicles sold in North America, were produced in North America. Toyota plans to continue to grow its North American business and, after the opening of its new Texas plant, expects to increase its local annual production capacity to 1.65 million vehicles by 2006.

•

Continue Growth in Europe. Toyota’s European unit sales grew to approximately 900,000 vehicles in fiscal 2004, an increase of approximately 15.8% compared to fiscal 2003 levels, despite a levelling-off in sales during 2003 in the overall European automotive market. Toyota is committed to achieving further growth in Europe by expanding and targeting its model line to European preferences, as well as enhancing cost competitiveness by increasing local production and procurement, thereby decreasing its exposure to currency fluctuations. Furthermore, during fiscal 2004, Toyota continued to expand its cost-cutting efforts in production, development, and sales and marketing. The success of the Yaris, Corolla and RAV4 and the remodeled Avensis, which was introduced in 2003, has been a major factor behind Toyota’s growth in the European market. Sales of the Yaris, which in 2001 became the first Toyota model to pass the 200,000 mark in Europe, reached 216,000 units in 2003. Toyota believes that the Yaris is strengthening Toyota’s position in the European subcompact category and is an important factor in improving Toyota’s overall brand image in Europe. Toyota’s manufacturing facility in France which produces the Yaris commenced operations in January 2001 and produced approximately 185,000 units in 2003. Annual production capacity at this facility reached 210,000 units in May 2004. Toyota also expects to increase the annual production capacity of its plants in the United Kingdom, which produce the Corolla hatchback models and the Avensis, from the current 220,000 units to 285,000 units in 2005. Together with the increased annual production capacity at the Turkey plant, which manufactures the Corolla, in March 2004 from 100,000 units to 150,000 units, and those of the French and United Kingdom facilities, Toyota’s total annual production capacity in Europe is expected to increase from 500,000 units in 2003 to 645,000 units in 2004. In addition, the Czech Republic plant, which is a joint venture with PSA Peugeot Citroën, is expected to commence operations in 2005 with an annual production capacity of 300,000 units, of which 100,000 units will be for the Toyota brand. Toyota also plans to support its growth in Europe by strengthening its sales network. In April 2002, a Europe-based holding company, Toyota Motor Europe S.A./N.V., was established in Belgium to coordinate Toyota’s European manufacturing, engineering and marketing activities. In April 2003, Toyota began consolidating its European sales companies under Toyota Motor Europe S.A./N.V. to further enhance coordination between Toyota’s local production and marketing operations throughout Europe. Toyota has achieved annual unit sales in Europe of 830,000 vehicles in 2003, with local production supporting 50% or more of those sales. In another move to expand European capacity, Toyota built a transmission manufacturing plant in Poland, which commenced production in 2002.

•

Maintain Commitment to East and Southeast Asia. Although the automobile markets in East and Southeast Asia were depressed following the Asian currency crisis in 1997, the markets have generally continued to recover, and in 2003, recovered to the peak level in 1996. Toyota believes that the markets in East and Southeast Asia continue to offer substantial growth opportunities. Toyota believes one factor behind its success in these markets is strong sales of core models such as the Hilux, the Corolla and the VIOS, a new subcompact car using the same platform as the Yaris and the Echo (marketed in Japan as the Platz). Toyota also made substantial investments in these markets earlier than its major global competitors and developed relationships with local suppliers in the region. While competition in East and Southeast Asia is increasing, Toyota believes that its existing local presence in the market provides it with a competitive advantage and expects to benefit from its early entrance into the market as demand for vehicles in the region continues to grow. Toyota plans to further increase its competitiveness by improving product lines offered in the region and increasing local procurement to decrease its exposure to foreign currency exchange fluctuations. For example, Toyota commenced production of the VIOS at its Thailand plant at the end of 2002 and in order to strengthen its product line, commenced production of the Wish and its Thailand plant at the end of 2003. In the near term, Toyota will continue to operate its plants in the region and export products to meet demand the growing demand in Southeast Asia as well as the demand in other regions. Furthermore, Toyota is actively expanding its business in India and China through local production and sales. Toyota Kirloskar Motor Ltd. in India commenced sales of the Qualis, a multi-purpose vehicle aimed exclusively at the Indian market, in January 2000. Local production and sales of the Corolla in India commenced in early 2003. In China, Sichuan Toyota Motor Co. released the Coaster small bus, the first Toyota vehicle bearing the Toyota name, in April 2001. Tianjin Toyota Motor Co., Toyota’s joint venture with Tianjin FAW Xiali Corporation, Ltd., commenced sales in November 2002 of the VIOS. In April 2003, Toyota and China FAW Group Corporation agreed to jointly produce four different Toyota-brand vehicle models in China. Under the agreement, production of the Corolla started at the first plant of Tianjin Toyota Motor Co., Ltd. with an annual production capacity of 30,000 in February 2004; production of Land Cruiser vehicles started at the Chang Chun Plant of China FAW Group Corporation with an annual production capacity of 10,000 in October 2003; production of the Land Cruiser Prado started at Sichuan Toyota Motor Co., Ltd. with an annual production capacity of 5,000 in September 2003; and production of the Crown luxury car is expected to start production at the second plant of Tianjin Toyota Motor Co., Ltd. with an annual production capacity of 150,000 in spring of 2005. In February 2004, Toyota and Guangzhou

Automobile Group Co., Ltd. established a joint venture, Guangqi Toyota Engine, Ltd., which plant is expected to commence the production of engine parts and gasoline engines in 2005. In March 2004, Toyota and China FAW Group Corporation established a joint venture, FAW Toyota Changchun Engine Co., Ltd., which plant is expected to commence the production of V6 engines in early 2005 with an initial annual production capacity of 130,000 units.

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

An example of Toyota’s leadership in environmental technologies was the introduction of the Prius to the Japanese market in December 1997. The Prius is the world’s first mass-produced hybrid car that runs on a combination of gasoline and electric power. Toyota introduced a new version of the Prius in May 2000, and introduced a completely remodeled version in September 2003 featuring Toyota’s new-generation hybrid system, which combines decreased environmental impact with increased power and performance. Toyota plans to introduce hybrid versions of its sport-utility vehicles from 2004 to 2005. Toyota currently also sells hybrid versions of the Estima and Alphard minivans, the Crown sedan and the Dyna and the Toyoace trucks. In addition, Toyota began limited sales of a fuel cell hybrid vehicle in Japan and the United States in December 2002. Fuel cell hybrid vehicles are hybrid cars that use fuel cells to generate the electricity that drives the motor. Toyota also promotes the development of advanced technologies through alliances with other major manufacturers. For instance, Toyota is broadening its research and development efforts through an alliance with General Motors Corporation for the development of advanced environmental technologies and an alliance with Exxon Mobil Corporation for the development of fuel compatible with future power sources. Toyota has also formed a collaborative relationship with Volkswagen in areas such as recycling and navigation technologies. In addition, Toyota has entered into an alliance with PSA Peugeot Citroën for the development and production of low-cost, fuel-efficient and environment-friendly vehicles.

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

Focus on Shareholder Value

Toyota has increasingly focused on the special concerns and expectations of its shareholders in recent years and expects this to continue. As a result, Toyota has undertaken a share repurchase program and has increased cash dividends. Since instituting the first in a series of share repurchase plans in fiscal 1997, Toyota has repurchased approximately 537 million shares of its common stock at a total cost of approximately ¥1,780 billion. As a result, Toyota’s total outstanding shares were reduced to 3,330,470,317 shares (excluding treasury shares) as of March 31, 2004. Moreover, Toyota subsequently repurchased approximately 20 million shares of its common stock at a total cost of approximately ¥81 billion before its ordinary general meeting of shareholders in June 2004. Toyota may repurchase its shares by using retained earnings by resolution of its ordinary general meetings of shareholders or its board of directors, subject to certain limitations and restrictions. Pursuant to the resolutions of its ordinary general meeting of shareholders in 2004, during the one-year period until the next ordinary general meeting of shareholders, Toyota may repurchase up to 65 million shares or up to the number of shares equivalent to ¥250 billion in cost of repurchase. In addition, Toyota may repurchase additional shares by resolution of its board of directors pursuant to the Articles of Incorporation. The following table shows the number of shares repurchased and the cost of repurchase of those shares for each of the periods indicated:

	Year Ended March 31,
	2000	2001	2002	2003	2004
Approximate number of shares repurchased	11 million	65 million	77 million	155 million	121 million
Approximate amount paid	¥45 billion	¥264 billion	¥278 billion	¥453 billion	¥399 billion

The amount of any share repurchases are subject to the level of Toyota’s future earnings, its financial condition and other factors.

Automotive Operations

Toyota’s revenues from its automotive operations were ¥16.0 trillion in fiscal 2004, ¥14.3 trillion in fiscal 2003 and ¥13.1 trillion in fiscal 2002.

Toyota produces and markets a full line of automobiles, including passenger cars, recreational and sport-utility vehicles, minivans and trucks. Toyota’s subsidiary, Daihatsu Motor Co., Ltd., produces and sells mini-vehicles and compact cars. Hino Motors, Ltd., which became Toyota’s subsidiary in August 2001, produces and sells commercial vehicles. Toyota also manufactures automotive parts, components and accessories for its own use and for sale to others.

Vehicle Models

Toyota’s product line includes subcompact and compact cars, mini-vehicles, hybrid, mid-size, luxury, sports and specialty cars, recreational and sport-utility vehicles, pickup trucks, minivans and trucks.

Subcompact and Compact

Toyota’s subcompact and compact cars include the four-door Corolla sedan, which is one of Toyota’s best selling models. The Yaris, marketed as the Vitz in Japan, is a subcompact car designed to include features that are particularly attractive to European consumers, such as better car performance and comfort as compared to other compact cars available on the market, with small car fuel economy and low emissions. The Vitz is currently available in Japan as a hatchback in three- and five-door models. Toyota succeeded in expanding its customer base in this segment during fiscal 2000 by introducing the Echo (marketed in Japan as the Platz) in North America and Japan and FunCargo, WiLL Vi and bB to the Japanese market, all of which are derived from the same platform as the Vitz. Toyota also introduced in January 2001 the Allex and the Corolla Runx subcompact cars to the Japanese market. Toyota introduced a remodeled Corolla Spacio to the Japanese market in May 2001, and introduced a remodeled Corolla to the European market in early 2002. In early 2002, Toyota introduced the Corolla and the Matrix to North America. Toyota also introduced the ist and the WiLL Cypha compact cars to the Japanese market in May 2002 and October 2002, respectively. In early 2003, Toyota began introducing the VIOS to China and other Asian markets. Further, Toyota introduced a remodeled Raum in Japan in May 2003 and introduced the Scion xA and the Scion xB (marketed in Japan as the ist and the bB, respectively) in the United States in June 2003.

Mini-Vehicles

Mini-vehicles are manufactured and sold by Daihatsu, a subsidiary of Toyota. Daihatsu manufactures mini-vehicles, passenger vehicles, commercial vehicles and auto parts. Mini-vehicles are cars, vans or trucks with engine displacements of 660 cubic centimeters or less. Toyota also sells under its name certain automobiles

(excluding mini-vehicles) manufactured by Daihatsu. Daihatsu sold approximately 550,000 mini-vehicles and 70,000 automobiles during fiscal 2004. Daihatsu’s largest market is Japan. Japan accounted for approximately 82% of Daihatsu’s unit sales during fiscal 2004.

Hybrid

The Prius is the world’s first mass-produced hybrid car. It runs on an optimal combination of gasoline and electric power. This system allows it to travel twice as far as conventional vehicles of comparable size and performance on the same amount of gasoline. In addition, the hybrid design of the Prius results in the output of 75% less pollution than the maximum amount allowed by Japanese environmental regulations. Toyota views the Prius as the cornerstone of its emphasis on designing and producing environmentally friendly automobiles. In 2003, Toyota introduced in Japan, the United States, Europe and other markets, a fully remodeled Prius, which combines decreased environmental impact by higher fuel efficiency and ultra-low emissions with increased power and performance. Toyota plans to introduce hybrid versions of the RX330, a Lexus brand sports-utility vehicle (marketed in Japan as the Harrier), in North America, Europe and Japan, and the Highlander sport-utility vehicle (marketed in Japan as the Kluger V) in North America and Japan from 2004 to 2005. Toyota also began limited sales of a fuel cell hybrid vehicle in Japan and the United States in December 2002. As of March 31, 2004, Toyota has sold over 210,000 hybrid vehicle units. Toyota aims to continue its efforts to offer a diverse lineup of hybrid vehicles, enhance engine power while improving fuel efficiency, and otherwise promote increased sales of hybrid vehicles.

Mid-Size

Toyota’s mid-size models include the Camry, which has been the best selling car in the United States for six of the past seven years. The Camry line includes the Camry Solara sport coupe, which was fully remodeled in 2003. Toyota introduced a remodeled version of the Camry to the United States in September 2001. Camry sales in the United States for 2003 was approximately 413,300 units (including approximately 26,500 Solaras), making it the best selling car in the United States once again. Toyota’s Japanese mid-size cars also include the Mark II, the Opa, the Premio, the Allion and the Caldina station wagon. Toyota introduced the Mark II Blit to the Japanese market in January 2002. In September 2002, Toyota introduced a remodeled version of the Caldina station wagon to the Japanese market. In March 2003, Toyota introduced in Europe a remodeled version of the Avensis, its flagship mid-size car for European markets, which was also subsequently introduced in Japan in October 2003.

Luxury

In North America and Europe, Toyota’s luxury line consists primarily of vehicles sold under the Lexus brand name. In the United States, Lexus has earned its fourth consecutive title of best-selling luxury brand by selling over 259,000 vehicles in 2003. Lexus models include the full-size LS430 sedan, which is sold as the Celsior in Japan and was remodeled in August 2000; the smaller GS300 and GS430 sedans and the ES300 sedan, sold as the Aristo and the Windom in Japan; the IS300 and IS200 mid-size sport sedans, marketed in Japan as the Altezza; the IS300 Sport Cross, which is sold in Japan as the Altezza Gita; luxury sport-utility vehicles such as the GX470, which was introduced to the United States in December 2002 and is marketed in Japan as the Land Cruiser Prado; the RX330, which is marketed in Japan as the Harrier and which was completely remodeled and introduced to Japan and to the United States in February 2003 and March 2003, respectively; and the SC430 and LX470. Toyota expects to commence sales of its luxury automobiles in Japan under the Lexus brand in August 2005. Toyota’s best-selling full-size luxury car in Japan is the Crown, a hybrid version of which was introduced to the Japanese market in August 2001. In Japan, Toyota also sells the Progrés and the Brevis, compact luxury models, as well as the Century limousine. The Brevis was introduced to the Japanese market in June 2001.

Sports and Specialty

Toyota’s main sports car model is the Celica. The Celica is a two-door sports coupe with a four-cylinder engine. In Japan and other markets, Toyota sells the Lexus SC430 two-door sports coupe, which is marketed in

Japan as the Soarer, as well as the MR2 Spyder, a mid-size sport car model marketed in Japan as the MR-S and in Europe as the MR2. In June 2004, Toyota introduced in the United States the Scion tC, a sport car model targeted to the younger market.

Recreational and Sport-Utility Vehicles and Pickup Trucks

Toyota sells a variety of sport-utility vehicles and pickup trucks, including the Tacoma and Tundra pickup trucks. Toyota sport-utility vehicles available in North America include the Sequoia; the 4Runner, which was completely remodeled and introduced to the United States in October 2002 and is marketed as the Hilux-Surf in Japan; the RAV4; the Highlander, which is available in Japan under the model name Kluger V; and the Land Cruiser. The Tacoma, the Tundra and the Sequoia are built in the United States. Toyota also offers sport-utility vehicles under the Lexus brand, including the LX470, the newly introduced GX470, and the remodeled RX330. The LX470, the Land Cruiser, the Tundra, the Sequoia, 4Runner (marketed as the Hilux-Surf in Japan), Prado and the GX470 sold in North America are equipped with V-8 engines. Toyota introduced the remodeled Harrier to the Japanese market in February 2003. Toyota’s pickup truck, the Hilux, has been the best selling model of all Toyota cars sold in Thailand.

Minivans

Toyota offers several basic models for the global minivan market. Its largest minivan, the Alphard, was released in May 2002. Toyota’s other minivan models include the Sienna, which underwent a model change in March 2003 and is sold in North America; the Previa, which is sold in Japan as the Estima; the European market’s Avensis Verso, which was remodeled in 2001 and is sold in Japan as the Ipsum; the Gaia, which is sold only in Japan; the Hiace; the Noah and the Voxy, both released in Japan in November 2001; the Wish, which was released in Japan in January 2003; and the Sienta, which was released in Japan in September 2003. In May 2004, Toyota introduced to the European market the Corolla Verso.

Trucks and Buses

Toyota’s product line-up includes trucks (including vans) up to a load capacity of four tons and micro-buses and are also sold in Japan and in the overseas markets. Trucks and buses are also manufactured and sold by Hino, a subsidiary of Toyota. Hino’s product line-up includes large trucks with a load capacity of over 10 tons, medium trucks with a load capacity between four and eight tons, and small trucks with a load capacity of between two and four tons. Hino held the largest share of the Japanese medium truck market in fiscal year 2004, primarily due to the success of its Ranger Pro model. Hino’s bus line-up includes large to medium buses used primarily as tour buses and public buses, small buses and micro-buses. Toyota and Hino maintain a large share of the small bus (including micro-buses) segment in Japan.

Product Development

New cars introduced in Japan during fiscal 2004 include the Sienta mini-van and the Avensis. During fiscal 2004, remodeled cars sold in Japan included the Raum compact car, the Alphard HV mini-van, the Prius hybrid car and the Crown luxury car. New cars introduced outside Japan during fiscal 2004 and thereafter include, the Scion xA and the Scion xB in the United States in June 2003, the Wish in Thailand at the end of 2003, the Avanza in Indonesia and Thailand at the end of 2003 and April 2004, respectively, and the Scion tC in the United States in June 2004. Remodeled cars sold outside of Japan during fiscal 2004 include the Prius in the United States, Europe and other countries in October 2003 and the Solara in the United States in September 2003. Toyota also began limited sales of a fuel cell hybrid vehicle in Japan and the United States in December 2002. Toyota also released a remodeled version of the Avensis in Europe in March 2003 and in Japan in October 2003.

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

	Year Ended March 31,
	2000		2001		2002		2003		2004
	Units	%	Units	%	Units	%	Units	%	Units	%
Market
Japan	2,177,524	42.0%	2,322,838	42.0%	2,217,002	40.0%	2,217,770	36.3%	2,303,078	34.3%
North America	1,689,483	32.6	1,733,569	31.4	1,780,133	32.1	1,981,912	32.4	2,102,681	31.3
Europe	633,879	12.2	691,135	12.5	727,192	13.1	775,952	12.7	898,201	13.4
Other Regions	681,888	13.2	779,321	14.1	818,395	14.8	1,137,644	18.6	1,415,403	21.0

Total	5,182,774	100.0%	5,526,863	100.0%	5,542,722	100.0%	6,113,278	100.0%	6,719,363	100.0%

The following table sets forth Toyota’s vehicle unit sales and market share in Japan, North America and Europe on a retail basis for the periods shown. Each market’s total sales and Toyota’s sales represent new vehicle registrations in the relevant year. All information on Japan excludes mini-vehicles. The sales information contained below excludes unit sales by Daihatsu and Hino, each a consolidated subsidiary of Toyota. North America sales information includes sales in Puerto Rico and Hawaii.

	Fiscal Year Ended March 31, (sales in thousands of units)
	2000	2001	2002	2003	2004
Japan:
Total market sales	3,981	4,121	3,981	4,045	4,030
Toyota sales (retail basis)	1,682	1,774	1,678	1,710	1,729
Toyota market share	42.2%	43.1%	42.2%	42.3%	42.9%

	Calendar Year Ended December 31, (sales in thousands of units)
	1999	2000	2001	2002	2003
North America:
Total market sales	19,769	20,377	20,113	19,956	19,717
Toyota sales (retail basis)	1,631	1,766	1,894	1,941	2,072
Toyota market share	8.3%	8.7%	9.4%	9.7%	10.5%

Europe:
Total market sales	20,063	19,601	19,654	19,187	19,191
Toyota sales (retail basis)	592	656	666	756	835
Toyota market share	3.0%	3.3%	3.4%	3.9%	4.3%

Japan

The automobile market in Japan has become saturated and its growth has become stagnant over the past several years. Despite this trend, Toyota believes that Japan continues to be the most important market for Toyota’s automotive products. In Japan, the automotive industry is highly competitive. The Japanese automotive industry includes five major domestic producers, five specialized domestic producers and a growing volume of imports from major United States and European manufacturers. The prolonged economic slump in the Japanese economy has also shifted consumer preference towards more affordable automobiles such as compact and subcompact vehicles and towards utility vehicles such as mini-vans. For more than 40 years, Toyota has been the largest automobile manufacturer in Japan. In each year since fiscal 1999, Toyota, excluding Daihatsu and Hino, has achieved a market share (excluding mini-vehicles) of over 40%, reflecting in part the success of the Vitz subcompact car and the successful introduction of the Wish mini-van and new model sedans. Toyota’s (excluding Daihatsu and Hino) share of the domestic market excluding mini-vehicles was 42.9% in fiscal 2004. Toyota’s (including Daihatsu and Hino) share of the market including mini-vehicles was 39.6% in fiscal 2004. Toyota is taking steps to further increase its market leadership in Japan by actively introducing products in key market segments and by establishing a new “Netz” sales channel.

North America

Toyota’s consolidated vehicle unit sales in North America was 2,102,681 in fiscal 2004. The United States is the largest portion of the North American market for Toyota, representing 90% of its total retail unit sales in the region. In 2003, Toyota’s unit sales in North America showed continued strength, achieving for the first time unit sales in excess of two million vehicles, reflecting the introduction of new products and the market success of its light trucks. Toyota’s market share in the United States was 11.1% in 2003, its largest market share ever. Competition in North America, particularly the United States, is intense. Toyota’s principal competitors in North America are General Motors, Ford and DaimlerChrysler, with other manufacturers providing competition within specific market segments.

Europe

European sales of Toyota vehicles in fiscal 2004 reached an all-time high for the seventh year in a row, with total sales of 898,201 vehicles, up 15.8% from fiscal 2003. In 2003, Toyota had a market share in Europe of 4.3% and achieved annual retail unit sales of 800,000 vehicles. European sales growth is largely attributable to the success of the Yaris, which was launched in April 1999 and is marketed as the Vitz in Japan, the RAV4, the remodeled Corolla introduced in 2001 and the fully remodeled Avensis in 2003. Toyota’s principal European markets are the United Kingdom, Italy and Germany. Toyota’s principal competitors in Europe are Volkswagen, General Motors and Ford.

East and Southeast Asia

The market in the East and Southeast Asia region (excluding China and Hong Kong) was 3.31 million units in 2003, a decrease of approximately 3% from 3.41 million units in 2002. However, the market in the East and Southeast Asia region (including China and Hong Kong) grew to 7.89 million units in 2003, an increase of approximately 16% from 6.82 million units in 2002. Toyota believes that the long-term potential of the East and Southeast Asian market is good and remains committed to its operations in the region.

The following table sets forth Toyota’s sales figures in East and Southeast Asia for the periods shown. This information excludes unit sales by Daihatsu and Hino.

Toyota Sales (in thousands of vehicles)	Asia (excluding China and Hong Kong)	China and Hong Kong
2001	310	32
2002	393	62
2003	513	107

While competition in East and Southeast Asia is increasing, Toyota believes that its early entry into the market gives it a competitive advantage. Toyota plans to further increase its competitiveness as it faces increased competition in the region by improving product lines offered in the region and increasing local procurement to decrease its exposure to foreign currency exchange fluctuations. Toyota’s market share in Asia (excluding China and Hong Kong) was 10.4% in 2001, 11.5% in 2002 and 15.5% in 2003.

East and Southeast Asia (excluding Hong Kong and China) accounted for 11.8% of Toyota’s overseas unit sales in 2003 (not including unit sales by Daihatsu and Hino outside Japan), an increase of 1.6% from 10.2% in 2002.

Production

Toyota and its affiliates produce automobiles and related components through more than 50 manufacturing organizations in 25 countries and regions around the world. Toyota’s major manufacturing facilities include plants in Japan, the United States, Canada, the United Kingdom, France, Turkey, Indonesia, Thailand, Taiwan, China, Australia, South Africa, Brazil and Argentina. Toyota commenced operations of its Alabama manufacturing plant for engines in May 2003. Daihatsu brand vehicles are produced at seven factories in Japan and six manufacturing organizations in six other countries, including Indonesia and Malaysia. In the United States, Toyota and General Motors operate a joint venture that assembles passenger cars and trucks. For a listing of Toyota’s principal production facilities, see “Information on the Company — Property, Plants and Equipment”.

In recent years Toyota has increased its production capacity outside Japan. This increase in overseas production capacity is integral to Toyota’s strategy of globalizing operations through localization. In 2003, approximately 61% of Toyota automobiles sold overseas were manufactured in overseas plants by Toyota and its unconsolidated affiliates. In 2003, 62% of Toyota vehicles sold in North America were produced in North America. Of the vehicles sold in Europe in 2003, 53% were produced in Europe, an increase from 43% in 2002. This increase is largely due to increased sales of the Yaris and the Avensis, which are produced at production facilities in France and the United Kingdom. In fiscal 2004, Toyota produced approximately 4.3 million vehicles in Japan and approximately 2.2 million vehicles overseas, compared to approximately 4.2 million vehicles in Japan and 1.7 million vehicles overseas in fiscal 2003.

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

	Year Ended March 31,
	2000	2001	2002	2003	2004
Units Produced	5,002,731	5,275,213	5,305,803	5,850,203	6,513,791

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

In addition to the two principal elements described above, the Toyota Production System seeks to increase manufacturing efficiency and product quality internally through on-site identification and analysis of problems, improving transparency throughout the production process, and resolving problems at the source. As one means of realizing these goals, Toyota has introduced the use of sophisticated information technologies to improve each step of its vehicle development process, from product planning to commencement of mass-production. These technologies are intended to enhance flexibility, simplicity, quality, cost competitiveness, and speed. Specifically, detailed computer simulation of the assembly and test-run of a new vehicle or new vehicle production equipment or system is conducted before a prototype is made. An actual prototype is made only after defects and related issues have been identified and resolved by computer simulation, thereby minimizing the time required for rebuilding prototypes and significantly shortening production lead times. Moreover, this system is used to prepare virtual factories and other visual aids in order to facilitate training and communication at overseas plants and enable the efficient transfer of necessary technology and skills.

To improve efficiency in the manufacturing of auto bodies, Toyota has developed a Global Body Line that enables the use of the same general specifications for both small-quantity and mass production lines. This simple and flexible production system offers considerable advantages over previous flexible body manufacturing systems, and has already been implemented in 29 out of Toyota’s 34 body production lines worldwide as of March 31, 2004.

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

Distribution

Toyota’s automotive sales distribution network is the largest in Japan. As of May 1, 2004, this network consisted of 295 dealers employing approximately 40,000 sales personnel and operating more than 5,000 sales and service outlets. Toyota owns 23 of these dealers and the remainder are independent. In addition, at March 31,

2004, Daihatsu’s sales distribution network consisted of 64 dealers employing approximately 5,300 sales personnel and operating approximately 800 sales and service outlets. Daihatsu owns 35 of these dealers.

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

Sales of Toyota vehicles in Japan are conducted through four sales channels — “Toyota,” “Toyopet,” “Corolla” and “Netz.” In response to continuing structural changes in the Japanese market that reflect the evolving social environment and consumer preferences, Toyota is in the process of redistributing and restructuring its domestic sales network. Specifically, Toyota combined the Netz and Vista sales channels into an expanded Netz channel in May 2004 in order to cater to a growing number of customers with new values. In addition, Toyota plans to introduce the Lexus brand to the Japanese market in August 2005 in order to enhance its competitiveness in the domestic luxury automobile market. The following table provides information for each channel as of May 1, 2004.

	Dealers
Channel	Toyota Owned	Independent	Sales Outlets	Market Focus
Toyota	4	46	50	Luxury channel for Toyota brand name vehicles
Toyopet	7	45	52	Leading channel for the medium market
Corolla	7	67	74	Volume retail channel centering on compact models
Netz	5	114	119	Sales channel targeting customers with new values for the 21st century.

Outside Japan, Toyota vehicles are marketed through approximately 170 distributors in more than 140 countries, and other regions. Daihatsu vehicles are sold through approximately 110 dealers operating approximately 2,300 sales outlets in more than 140 countries, and other regions. Toyota operates sales subsidiaries and maintains networks of dealers in each of its principal overseas markets, including North America, Europe and Asia. In Eastern Europe, Toyota has a wholly-owned sales subsidiary in Poland and participates in joint venture sales companies in the Czech Republic and Hungary. Toyota also operates 136 sales outlets in China.

Intelligent Transport Systems

Toyota continues to develop the use of intelligent transport systems in its automotive products. Toyota views the primary purpose of intelligent transport systems as adding value to its vehicles. Intelligent transport systems combine automotive, information and telecommunications technologies in an effort to provide vehicle occupants with an array of information and enhanced safety features. In developing intelligent transport systems, Toyota has engaged in, and expects to continue to engage in, collaborative research and development projects with other companies including telecommunications and information services providers, electronics manufacturers and automobile parts makers.

Features of intelligent transport systems include:

Car Intelligence. Advanced functions in vehicles to enhance safety and comfort by utilizing advanced information communications technology and sensing technology to compensate for human error such as overlooking obstacles, delay in braking and veering off lanes. Examples of car intelligence features currently available from Toyota include:

•	a system that uses electric power steering and back guide monitor technology for automatic steering to provide driving assistance during parallel parking or parking in reverse;

•	a pre-collision safety system that uses millimeter wave radar sensors to help determine in advance whether a collision is unavoidable, seatbelts that tighten their hold on passengers during the early stage of collision detection and a brake assist system that is activated at an early stage by automatically applying increased braking force after the driver applies the brakes in order to help reduce collision speed; and

•	a “night-view” system that uses near-infrared rays to better identify passengers, vehicles, obstacles and road conditions not only within but also beyond the area covered by an automobile’s headlights, to further assist the visibility of drivers.

Car Multimedia. Interactive systems that integrate automobile and information technology to provide passengers with real-time information. Toyota’s car navigation system, which forms the centerpiece of Toyota’s car multimedia offerings, incorporates satellite positioning system technology and digital map databases and is able to receive real-time information about congestion, accidents, parking and other traffic related data. Toyota also has made commercially available car multimedia systems that can send necessary information, such as vehicle position, to an emergency operation center that transmits such information to the police, the ambulance or a towing service, in the event of a traffic accident or medical or other emergencies. Toyota is conducting tests related to utilizing Internet technology in the fields of intelligent transport systems in preparation for future generation automobiles where closer coordination is expected between society and automobiles in the transmission of information.

Facilities. In-vehicle and roadside equipment designed to automate interaction between vehicles and social infrastructure. Toyota’s representative system in this field is the electronic toll collection system. By March 2003, automatic toll collection systems were installed at 900 sites, or about 70% of all toll collection sites in Japan, pursuant to the Japanese government’s plan. In addition to the development and sale of in-vehicle equipment, Toyota has procured orders for the installation of roadside equipment. Toyota is also working to apply this technology in other areas, such as automatic payment at parking lots and gasoline stations and ID based entry and exit through gates at factories and logistics centers.

Logistics. Systems that communicate positional information to an operating center through wireless transmission to enable efficient management of vehicle dispatches. This system is currently being utilized in the taxi industry, by delivery companies, in the elder care industry and by bus lines. Toyota is establishing and proposing intelligent transport system logistics system that meets the needs of other industries based on technology and know how acquired in the course of its automobile operations.

Transport. Toyota is aiming to develop and commercialize a next-generation intelligent transport system that will become a comprehensive business operation ranging from the initial stages of vehicle development to operational services. An example of Toyota’s efforts in this area is the intelligent multimode transit system, which permits vehicles to run on automated platoons on dedicated system roads in their main service areas, as well as on ordinary roads in outlying areas. Toyota believes this system can help reduce the high construction and maintenance costs associated with conventional track systems. In addition, Toyota developed a short range shared-use personal transit system that operates EV commuters, compact electric vehicles, and uses computers to manage reservation and recharging, IC cards held by members to serve as a car key, and a global positioning unit to track the location of each vehicle.

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

Financial Services

Toyota’s revenues from its financial services operations were ¥737 billion in fiscal 2004, ¥725 billion in fiscal 2003 and ¥698 billion in fiscal 2002. The market for automobile financing has grown as more consumers are financing their purchases, particularly in North America and Europe.

Toyota Financial Services Corporation is Toyota’s wholly owned subsidiary established in July 2000 which oversees the management of Toyota’s finance companies worldwide and the expansion into new automobile related product areas. Toyota plans to expand its network of financial services, which currently covers 27 countries, in accordance with its strategy of further developing its auto-related financing businesses in significant markets.

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

Toyota Motor Credit Corporation provides a full range of financial services, including retail financing, retail leasing, wholesale financing and insurance. Toyota Finance Corporation also provides a range of financial services, including retail financing, retail leasing, credit cards and mortgage loans. Toyota’s other finance subsidiaries provide retail financing, retail leasing and wholesale financing.

Toyota is planning to commence financial services operations in China and to establish Toyota Financial Savings Bank in the United States in fiscal 2005.

Net finance receivables outstanding for all of Toyota’s dealer and customer financing operations were ¥5.9 trillion at March 31, 2004, representing an increase of approximately 15.3% as compared to the amount outstanding as of March 31, 2003. The majority of Toyota’s financial services are provided in North America. As of March 31, 2004, approximately 63% of Toyota’s finance receivables were derived from financing operations in North America, 18% from Japan, 10% from Europe and 9% from other areas.

Approximately 39% of Toyota’s unit sales in the United States during fiscal year 2004 included a financing or lease arrangement with Toyota, compared to approximately 38% of fiscal year 2003 sales. Because a significant portion of Toyota’s finance business relates to sales of Toyota vehicles, lower vehicle unit sales may result in a reduction in the level of Toyota’s finance operations.

The worldwide financial services market is highly competitive. Toyota’s competitors for retail financing and retail leasing include commercial banks, credit unions, finance companies and other captive automobile finance companies. Commercial banks and other captive automobile finance companies also provide competition for Toyota’s wholesale financing activities. Competition for Toyota’s insurance operations is primarily from national and regional insurance companies.

The following table provides information regarding Toyota’s finance receivables and operating leases as of March 31, 2002, 2003 and 2004.

	As of March 31,
	2002	2003	2004	2004
	(in millions)
Finance Receivables
Retail	¥2,723,834	¥3,071,232	¥3,643,998	$34,478
Finance leases	1,391,924	1,129,220	912,622	8,635
Wholesale and other dealer loans	952,260	1,365,047	1,680,907	15,904

	5,068,018	5,565,499	6,237,527	59,017
Unearned income	(323,897)	(373,663)	(298,153)	(2,821)
Allowance for credit losses	(52,170)	(116,888)	(87,462)	(828)

Total finance receivables, net	4,691,951	5,074,948	5,851,912	55,368
Less – Current portion	(2,020,491)	(2,505,140)	(2,622,939)	(24,817)

Noncurrent finance receivables, net	¥2,671,460	¥2,569,808	¥3,228,973	$30,551

Operating Leases
Vehicles	¥1,449,341	¥1,480,556	¥1,387,404	$13,127
Equipment	134,820	120,504	106,376	1,007

	1,584,161	1,601,060	1,493,780	14,134
Less – Accumulated depreciation	(356,243)	(397,289)	(375,861)	(3,556)

Vehicles and equipment on operating leases, net	¥1,227,918	¥1,203,771	¥1,117,919	$10,578

Retail Financing

Toyota’s finance subsidiaries purchase primarily new and used vehicle installment contracts from Toyota dealers. A significant portion of the used vehicle contracts purchased are certified Toyota used vehicle contracts which relate to vehicles purchased by dealers, reconditioned and certified to meet specified Toyota standards. These vehicles are then sold with an extended warranty from Toyota. Installment contracts purchased must first meet specified credit standards. Thereafter, the finance company retains responsibility for contract collection and administration. Toyota’s finance subsidiaries acquire security interests in the vehicles financed and can generally repossess vehicles if customers fail to meet their contractual obligations. Almost all retail financings are non-recourse, which relieves the dealers from financial responsibility in the event of repossession. In most cases, Toyota’s finance subsidiaries require their retail financing customers to carry fire, theft, collision and liability insurance on financed vehicles covering the interests of both the finance company and the customer.

Toyota completed the roll-out of a national risk based pricing program in the United States for retail and lease vehicle contracts as of March 31, 2001. The objective of this program is to better match credit risk with contract rates charged to allow Toyota to purchase contracts with a wider range of risk levels.

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

Toyota currently has an ownership interest of approximately 34.8% in Aioi Insurance Co., Ltd, a leading insurance company in Japan. Toyota continues to use its strong relationship with Aioi to develop attractive consumer insurance products for Toyota’s automotive customers.

Other Financial Services

Toyota Finance Corporation launched its credit card business in April 2001, and currently has 4.2 million card holders as of March 31, 2004. Toyota also established Toyota Financial Services Securities Corporation, a subsidiary of Toyota Financial Services Corporation, which commenced operations in April 2001 to coincide with the launch of the credit card business. Through Toyota Financial Services Securities Corporation, Toyota provides financial services primarily for its card holders in Japan, including sales of investment trusts and high grade corporate bonds.

Other Operations

In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive business activities. Net sales for these activities totaled ¥896 billion in fiscal 2004, representing approximately 5.2% of Toyota’s total revenue for fiscal 2004, ¥795 billion in fiscal 2003 and ¥729 billion in fiscal 2002. The most significant of Toyota’s other operations are its information technology related businesses, including certain intelligent transport systems and an e-commerce marketplace called Gazoo.com, and pre-fabricated housing. Substantially all of Toyota’s revenues from other operations were derived in Japan.

Information Technology

Toyota is involved in developing information technology related products and services through joint efforts with certain telecommunication and information services providers. Its primary partner in these development efforts is KDDI Corporation, a domestic telecommunications service provider that offers integrated mobile, domestic and international telecommunications services. Toyota and KDDI Corporation are further strengthening their business relationship in light of the increasing necessity for developing services that are better adapted to existing telecommunications infrastructure. Toyota currently holds an 11.7% interest in KDDI.

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

Toyota also operates a Japanese-language web site, Gazoo.com. The name “Gazoo” originates from the Japanese word gazo meaning images. Gazoo was established as a membership Internet service linking Toyota, its national dealer network and Gazoo members, and provides information on new and used Toyota automobiles and related services as well as online shopping capabilities. Gazoo has been expanded to offer a wide range of products and services, including information on an increased number of vehicle types offered by Toyota and certain additional service to its credit card members. To further expand its motor vehicle information service, Toyota launched an information service called G-Book in Japan in fall 2002 by applying information technology that was developed through Internet information communications services. G-Book provides various services including theft detection system, location tracking service, operator assistance service and the provision of traffic and other information and is currently available for over fifty vehicle models in Japan. Toyota has also licensed its G-Book technology to certain other competitors in Japan.

Pre-fabricated Housing

Toyota is also engaged in the manufacture and sale of prefabricated housing. Toyota has adapted the core production systems and methodologies used in its automotive operations to this business. In order to strengthen its product planning and sales of its prefabricated housing operations, Toyota spun-off its operations and established a subsidiary, Toyota Housing Corporation, in April 2003.

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

California Standards

Under the federal Clean Air Act, the State of California is permitted to establish its own, more stringent, emission control standards. As a result, the California Air Resources Board has established its own emission standards, known as the “Low Emission Vehicle Program”. In late 1998, the California Air Resources Board adopted additional vehicle emissions standards that must be phased in beginning in the 2004 model year. These new standards treat most light trucks the same as passenger cars and require both types of vehicles to meet the new emissions standards of the Low Emission Vehicle Program. As part of the original Low Emission Vehicle Program, the California Air Resources Board also required that a specified percentage of a manufacturer’s passenger cars and trucks sold in California for all model years 1998 and after be “zero-emission vehicles” (vehicles producing no emissions of regulated pollutants). The California Air Resources Board subsequently eliminated the zero-emission vehicles mandate for model years before 2005, and adopted a zero-emission vehicles requirement for model years 2005 and after. This zero-emission vehicles requirement also sets forth certain requirements that advanced technology vehicles such as hybrid cars and alternative fuel vehicles must meet to be recognized as “partial zero-emission vehicles”. Toyota’s battery- powered RAV4 EV compact sport-utility vehicle qualifies as a zero-emission vehicle and the new 2004 model Prius released in 2003 qualifies as a partial zero-emission vehicle under the new zero-emission vehicles requirement adopted by the California Air Resources Board. Toyota intends to continue to develop additional advanced technologies and alternative fuel technologies which will allow other vehicles using such technologies to qualify as zero-emission vehicles or partial-zero-emission vehicles. In July 2002, the California legislature passed new legislation that requires the California Air Resources Board to develop and adopt, by the end of 2004, regulations that achieve the maximum feasible reduction in greenhouse gas emissions. The regulations would apply to passenger vehicles, light trucks and other noncommercial personal vehicles from the 2009 model year onward.

Other States

Other states may adopt California’s regulations, including its zero-emission vehicle mandates, by meeting the requirements under the federal Clean Air Act.

The states of Massachusetts, New York, Vermont and Maine have adopted California’s Low Emission Vehicle Program, effective with model year 2001 or before. Furthermore, the states of Massachusetts, New York, Vermont and New Jersey have made decisions to adopt California’s zero-emission vehicle requirement in the future.

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

Vehicle Fuel Economy

Japanese Standards

The Law Concerning Rationalization of Energy Usage requires automobile manufacturers to improve their vehicles to meet specified fuel economy standards. Toyota has complied with these regulations in all material respects. The law requires that the actual average fuel economy of gasoline-fueled vehicles for each class based on vehicle weight proposed by each manufacturer complies with the fuel economy standards established thereunder by 2010, and that the actual average fuel economy of diesel-fueled vehicles for each class based on vehicle weight proposed by each manufacturer complies with relevant fuel economy standards by 2005. Toyota is now developing gasoline-fueled and diesel-fueled vehicles that will meet these standards, with the aim of achieving early compliance with these standards for all of its automobiles. Furthermore, Japan has signed the United Nations Framework Convention on Climate Change and has agreed to take steps to restrain the emission of “greenhouse gases”. Japan ratified the Kyoto Protocol in June 2002. This protocol requires Japan to reduce its carbon dioxide emissions by 6% during the years 2008 to 2012 as measured from the 1990 base year if it becomes effective.

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

Vehicle Safety

Japanese Standards

Japanese safety regulations require manufacturers to equip their vehicles with safety features sufficient to ensure passenger safety for both head-on and side collisions occurring at speeds of up to 50 kilometers per hour. Japanese regulations also require vehicles to provide sufficient braking performance at high speeds. In addition, pedestrian safety standards, aimed to protect the safety of not only passengers but also pedestrians, and driving visibility standards are expected to be introduced. Regulations on offset frontal protection and front underrun protection as well as more stringent regulations on unbuckled seat belt alarms are also expected to be introduced. All Toyota motor vehicles currently sold in Japan meet or exceed applicable Japanese safety standards.

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

In 2000, the National Highway Traffic Safety Administration issued various motor vehicle safety standards, including an interim final rule specifying performance requirements for advanced airbag systems. The rule imposes a new regimen of tests with stringent new injury criteria, and sets forth a compliance phase in schedule mandating that 20% of all vehicles produced by a manufacturer from September 2003, 65% from September 2004, and 100% from September 2005, meet the new safety standard. These standards add to the cost and complexity of designing and producing new motor vehicles and original motor vehicle equipment. Toyota has complied with the first phase of requirements that took place in September 2003. The National Highway Traffic Safety Administration continues to make proposals on subjects such as fuel system crash integrity and universal child restraint anchorages.

The Transportation Recall Enhancement, Accountability and Documentation Act was enacted in the United States on November 1, 2000. This Act requires the National Highway Traffic Safety Administration to upgrade federal motor vehicle safety standards relating to tires based on a dynamic vehicle test that takes into account the rollover propensity of vehicles. It also requires the National Highway Traffic Safety Administration to initiate new rules that enhance its authority to gather information potentially relating to motor vehicle defects. This Act substantially increases the National Highway Traffic Safety Administration’s authority to impose civil penalties for noncompliance with regulatory requirements and specifies possible criminal penalties for violations of the federal Fraud and False Statements Act. Under this Act, beginning in 2002, the National Highway Traffic Safety Administration must strengthen regulations regarding tire-pressure monitoring systems, expand its New Car Assessment Program to implement consumer information programs for vehicle rollover resistance and child restraints and adopt extensive early warning defect reporting requirements, of which the latter two have been implemented to date.

Toyota actively invests in technologies designed to increase the safety of its vehicles. Toyota is developing technologies to increase the availability of existing safety systems to all segments of the market. These technologies include supplemental restraint system (SRS) airbags, anti-lock braking systems, side airbags, curtain shield airbags, vehicle stability control and other safety features.

European and Other Standards

Vehicles sold in Europe are subject to separate vehicle safety regulations established by the European Union, individual countries and the United Nations. Currently regulations that are deemed most important in Europe are those related to the protection of pedestrians, and legislation of vehicle safety aimed at the protection of not only passengers but also pedestrians has been decided by the European Union. Vehicle safety regulations in Canada are similar to those in the United States. Countries in South America and Asia have also established vehicle safety regulations. Countries that are members of ASEAN are believed to follow regulations promulgated by the United Nations and countries in South America are believed to follow those of the United Nations or the United States.

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

In February 2003, the Soil Contamination Countermeasures Law became effective in Japan. The Soil Contamination Countermeasures Law stipulates the contamination testing and removal measures that are required when land and facilities used to process hazardous materials are converted to residential areas or other public use. In addition, the Law on Recycling of End-of-Life Vehicles was promulgated in July 2002. Under the

Law on Recycling of End-of-Life Vehicles, vehicle manufacturers are required to take back and recycle certain materials of end-of-life vehicles. The provisions concerning such obligations of vehicle manufacturers are expected to become effective in January 2005.

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

European Standards

In September 2000, the European Union approved a directive that requires member states to promulgate regulations implementing the following by April 21, 2002:

•	manufacturers shall bear all or a significant part of the costs for taking back end-of-life vehicles put on the market after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, manufacturers will also be financially responsible for vehicles put on the market before July 1, 2002;

•	manufacturers may not use certain hazardous materials in vehicles to be sold after July 2003;

•	vehicles type-approved and put on the market from three years after the amendment of the directive on type-approval shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or recoverable to a minimum of 95% by weight per vehicle; and

•	end-of-life vehicles must meet actual re-use and recovery targets of 80% and 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015.

Currently, there are numerous uncertainties surrounding the form and implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. All of the member states, except for Finland, have adopted legislation to implement the directive. In addition, Sweden and Denmark have existing legislation that partially implements the directive. Belgium has partially adopted legislation implementing the directive. The ten new member states which joined the European Union in May 2004 are also in the process of adopting legislation to implement the directive.

In addition, under this directive member states must take measures to ensure that car manufacturers, distributors and other auto-related businesses establish adequate used vehicle disposal facilities and to ensure that hazardous materials and recyclable parts are removed from vehicles prior to scrapping. This directive impacts Toyota’s vehicles sold in the European Union and Toyota expects to introduce vehicles that are in compliance with such measures taken by the member states pursuant to the directive.

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2004. Depending on the legislation that is yet to be enacted by certain member states and subject to other circumstances, Toyota may be required to provide additional accruals for the expected costs to comply with these regulations. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

The European Union has also issued directives and made proposals relating to the following subjects on environmental matters:

•	emission standards that include a framework permitting member states to introduce fiscal incentives to promote early compliance;

•	reaffirmation of its goal of reducing carbon dioxide emissions; and

•	reform of rules governing automotive distribution and service. Current block exemption on distribution has been amended in that dealers may engage in active sales within the European Union and may open additional facilities for sales and services and could no longer be required by manufacturers to operate both sales and services.

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

The following table provides information for Toyota’s principal research and development facilities.

Facility	Principal Activity
Japan

Toyota Technical Center	Planning, design, vehicle evaluation, development of prototypes

Tokyo Design Research & Laboratory	Design research and development of advanced styling designs

Higashi-Fuji Technical Center	Research and advanced development on powertrains, materials, electronic parts and other matters

Shibetsu Proving Ground	Vehicle testing and evaluation

United States

Toyota Technical Center, U.S.A., Inc.	Development of the upper body part for a portion of North American manufactured vehicles, adapting vehicles sold in North America to the market, advanced technology research, external affairs for legal and regulatory affairs, certification

Calty Design Research, Inc.	Design development, model production and design survey

Europe

TMEM R&D Group	Technical support for vehicle manufacturing in Europe, market tuning for vehicles sold in Europe, advanced technology research, external affairs for legal and regulatory affairs, certification

Toyota Europe Design Development S.A.R.L.	Design development, model production and design survey

Toyota Motorsport GmbH	Development of Formula One race cars

Asia Pacific

Toyota Technical Center Asia Pacific Thailand Co., Ltd	Design of portions of vehicles that are tailored for vehicles sold in Australia and Asia, evaluation

Toyota Technical Center Asia Pacific Australia PTY, Ltd	Design of portions of vehicles that are tailored for vehicles sold in Australia and Asia, evaluation

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

Components and Parts, Raw Materials and Sources of Supply

Toyota purchases parts, components, raw materials, equipment and other supplies from several competing suppliers located around the world. Toyota works closely with its suppliers to obtain the best supplies. Toyota believes that this policy encourages technological innovation, cost reduction and other competitive measures. As a result, no single supplier accounted for more than 5% of Toyota’s consolidated purchases of raw materials, parts and equipment during fiscal 2004, except for Denso Corporation, an affiliate of Toyota, which supplied approximately 10% of Toyota’s purchases during fiscal 2004. Toyota plans to continue purchases based on the same principle and does not anticipate any difficulty in obtaining supplies in the foreseeable future.

As part of its globalization plan, Toyota is taking steps to increase purchases from both new and existing suppliers outside of Japan. Toyota’s largest sources of supply outside Japan are currently located in the United States. In 2004, Toyota expects to launch its IMV Project, a global network designed to supply pickup trucks, multipurpose vehicles and major vehicle components to Southeast Asia, Europe, Africa, Central and South America and other regions from production bases in ASEAN countries, South Africa and Argentina. Toyota believes the network will enhance its overall competitiveness by coordinating Toyota’s worldwide development, procurement and production activities. Moreover, Toyota is also preparing for the introduction of a new global logistical support system in several steps in conjunction with the launch the IMV Project. This new support system will be used to determine the optimum means and routes of transportation, and to coordinate procurement activities in accordance with production status and the availability of delivery vehicles. This system is designed to further Toyota’s globalization efforts by establishing an internal standard for worldwide procurement and distribution in order to reduce production lead times and production costs, thereby ensuring timely delivery to customers. Toyota is preparing the implementation of this new global logistical support system towards the launch of the IMV Project in Thailand and Indonesia in August 2004.

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

Capital Expenditures and Divestitures

Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2001 and March 31, 2004, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (billions of yen)	Location	Method of Financing
Investment primarily in manufacturing facilities to undertake model changes by Toyota Motor Corporation	841.7	Japan	Internal funds

Investment primarily in new technology and products by Daihatsu Motor Co., Ltd.	86.3	Japan	Internal funds

Investment primarily in new technology and products by Hino Motors, Ltd.	54.3	Japan	Internal funds

Investment primarily in new technology and products by Toyota Motor Hokkaido, Inc.	33.9	Japan	Internal funds

Investment primarily in new technology and products by Toyota Motor Kyushu, Inc.	31.4	Japan	Internal funds

Investment primarily in new technology and products by Toyota Auto Body Co., Ltd.	22.3	Japan	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Indiana, Inc.	153.5	United States	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Canada, Inc.	107.5	Canada	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	94.0	United States	Internal funds

Investment to promote localization by Toyota Motor Manufacturing (UK) Limited	52.8	United Kingdom	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, California Inc.	41.9	United States	Internal funds

Investment to promote localization by Toyota Motor Manufacturing Poland SP.zo.o.	35.9	Poland	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Alabama, Inc.	29.2	United States	Internal funds

Investment primarily in leased automobiles by Toyota Motor Credit Corporation	1,143.4	United States	Internal funds and borrowings

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2004 and March 2005, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (billions of yen)	Location	Method of Financing
Investment primarily in manufacturing facilities by Toyota Motor Corporation	340.0	Japan	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Thailand Co., Ltd.	53.4	Thailand	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Kentucky, Inc.	46.2	United States	Internal funds

Investment primarily in manufacturing facilities by Daihatsu Motor Co., Ltd.	39.0	Japan	Internal funds

Investment primarily in manufacturing facilities by Hino Motors, Ltd.	28.1	Japan	Internal funds

Investment primarily in manufacturing facilities by Toyota South Africa Motors (Pty) Ltd.	25.2	South Africa	Internal funds

Set forth below is additional information with respect to Toyota’s material plans to construct, expand or improve its facilities, presented on a “by facility” basis.

Czech Republic Plant. Toyota and PSA Peugeot Citroën commenced construction of a joint plant in the Czech Republic in April 2002, following an agreement between the two companies in January 2001 to form a joint venture for the joint production of small passenger vehicles. The plant will have an annual production capacity of approximately 300,000 units of small passenger vehicles. The plant is expected to commence operations in 2005. The total cost of this plant is expected to be approximately 1.5 billion euros. Toyota’s portion of these construction costs has been to date, and is expected to be in the future for its remaining portion, financed through internal funds and loans.

Poland Plant. Toyota commenced construction of a plant in Poland in August 2002. The expansion will enable the plant to manufacture 250,000 gasoline engines per year and increase the annual production capacity of manual transmissions from 250,000 to 550,000 units. The plant will also be used to produce up to 250,000 manual transmissions for Yaris, Corolla and Avensis models produced in Europe, as well as up to 250,000 engines and 300,000 manual transmissions per year for a new passenger vehicle to be produced in the Czech Republic by Toyota and PSA Peugeot Citroën starting 2005. The expansion is expected to be completed by the end of 2004. The total cost for the expansion is expected to be approximately 400 million euros. These construction costs have been to date, and are expected to be in the future for the remaining costs, financed through internal funds.

Mexico Plant. Toyota commenced construction of a plant in Mexico in June 2002. The plant will be used initially to produce truck beds for the Tacoma pickup truck, and it will have an annual production capacity of approximately 180,000 truck beds. The plant will also be used to produce approximately 30,000 completed Tacoma pickup trucks per year. The plant is expected to commence operations in August 2004, and it is scheduled to begin producing completed pickup trucks at the end of 2004. The total cost of this plant is expected to be approximately $140 million. These construction costs have been, and are expected to be, financed through internal funds.

Texas Plant. Toyota commenced construction of a plant in Texas in October 2003. The plant will be used to produce full-size Tundra pickup trucks, and will have an initial annual production capacity of approximately

150,000 units. The plant is expected to commence operations in 2006. The total cost of this plant is expected to be approximately $800 million. Toyota has not decided how it will finance these construction costs.

Guangqi Engine Plant. In February 2004, Toyota established Guangqi Toyota Engine, Ltd. as a joint venture with Guangzhou Automobile Group Co., Ltd. The joint venture will operate a plant that is expected to commence production of engine parts in early 2005 and gasoline engines in fall 2005. The plant is expected to have an initial annual production capacity of 300,000 engines and is expected to produce 25,000 engines during its first year in 2005, all of which will be exported to Japan. The total cost of this plant is expected to be approximately 2.2 billion yuan (or ¥29.2 billion). Toyota’s share of the construction costs has been financed through internal funds and is expected to be financed through internal funds and loans.

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

Seasonality

Toyota has historically experienced slight seasonal fluctuations in unit sales. For each of the past three years, Toyota’s unit sales levels have been highest in March of each year, with approximately 10 to 11% of annual unit sales generated during that month, and for each of the remaining months, its unit sales have generated approximately 7 to 9% of its annual unit sales.

Legal Proceedings

United States Antitrust Proceedings

In February 2003, Toyota, General Motors Corporation, Ford, DaimlerChrysler, Honda, Nissan and BMW and their U.S. and Canadian sales and marketing subsidiaries, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported nationwide class actions on behalf of all purchasers of new motor vehicles in the United States since January 1, 2001. Twenty-six similar actions were filed in federal courts in California, Illinois, New York, Massachusetts, Florida, New Jersey and Pennsylvania. Additionally, fifty-five parallel class actions were filed in state courts in California, Minnesota, New Mexico, New York, Tennessee, Wisconsin, Arizona, Florida and New Jersey on behalf of the same purchasers in these states. As of April 1, 2004, actions filed in federal courts were consolidated in Maine and actions filed in the state courts of California and New Jersey were also consolidated, respectively.

The nearly identical complaints allege that the defendants violated the Sherman Antitrust Act by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market. The complaints allege that new vehicle prices in Canada are 10% to 30% lower than those in the United States and that preventing the sale of these vehicles to United States citizens resulted in United States consumers paying excessive prices for the same type of vehicles. The complaints seek permanent injunctions against the alleged antitrust violations and treble damages in an unspecified amount. In March 2004, the federal district court of Maine (i) dismissed claims against certain Canadian sales and marketing subsidiaries, including Toyota Canada, Inc., for lack of personal jurisdiction but denied or deferred to dismiss claims against certain other Canadian companies, and (ii) dismissed the claim for damages but did not bar the plaintiffs from seeking injunctive relief against the alleged antitrust violations. The plaintiffs have submitted an amended compliant in order to proceed on the claim for damages. Toyota believes that its actions have been lawful and intends to vigorously defend these cases.

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

In March 2003, Toyota and the Environmental Protection Agency and the Department of Justice agreed to a settlement and submitted it to the United States District Court for the District of Columbia, which became effective on July 1, 2003. Under the settlement terms, Toyota will contribute funds to certain supplemental environmental projects and make settlement payments to the United States government. In addition, Toyota will extend warranties for the evaporative emission control systems of relevant Toyota models from 3 years or 50,000 miles to 14 years or 150,000 miles and will accelerate the introduction of near-zero-emission cars. The total estimated cost of the settlement to Toyota is currently estimated to be $32.7 million.

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

4.C ORGANIZATIONAL STRUCTURE

As of March 31, 2004, Toyota Motor Corporation had 323 Japanese subsidiaries and 231 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership and Voting Interest
Tokyo Toyota Motor Co., Ltd.	Japan	100.00
Tokyo Toyo-Pet Motor Sales Co., Ltd.	Japan	100.00
Osaka Toyopet Co., Ltd.	Japan	100.00
Toyota Tokyo Corolla Co., Ltd.	Japan	100.00
Hino Motors, Ltd.	Japan	50.46
Toyota Motor Kyushu, Inc.	Japan	100.00
Daihatsu Motor Co., Ltd.	Japan	51.58
Toyota Motor Hokkaido, Inc.	Japan	100.00
Toyota Auto Body Co., Ltd.	Japan	50.21
Kanto Auto Works, Ltd.	Japan	50.57
Araco Corporation	Japan	81.35
Toyota Financial Services Corporation	Japan	100.00
Toyota Finance Corporation	Japan	100.00
Toyota Motor North America, Inc.	United States	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00
Toyota Motor Manufacturing North America, Inc.	United States	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00
Toyota Motor Manufacturing, Canada, Inc.	Canada	100.00
Toyota Motor Credit Corporation	United States	100.00
Toyota Credit Canada Inc.	Canada	100.00
Toyota Motor Europe S.A./N.V.	Belgium	100.00
Toyota Motor Marketing Europe S.A./N.V.	Belgium	100.00
Toyota Deutschland G.m.b.H.	Germany	100.00
Toyota (GB) PLC	United Kingdom	100.00
Toyota France S.A.	France	100.00
Toyota Motor Italia S.p.A.	Italy	100.00
Toyota Motor Engineering & Manufacturing Europe S.A./N.V.	Belgium	100.00
Toyota Motor Manufacturing (UK) Ltd.	United Kingdom	100.00
Toyota Kreditbank G.m.b.H.	Germany	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00
Toyota Financial Services (UK) PLC	United Kingdom	100.00
Toyota Motor Asia Pacific Pte Ltd.	Singapore	100.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00
Toyota Motor Thailand Co., Ltd.	Thailand	86.43
Toyota Finance Australia Ltd.	Australia	100.00
Toyota Leasing (Thailand), Co., Ltd.	Thailand	75.87
Toyota South Africa Motors (Pty) Ltd.	South Africa	100.00

4.D PROPERTY, PLANTS AND EQUIPMENT

As of March 31, 2004, Toyota and its affiliates produced automobiles and related components through 67 manufacturing facilities and organizations, of which 26 were located in Japan. The remaining facilities are located principally in Argentina, Australia, Brazil, Canada, China, India, Malaysia, the Philippines, Thailand, the United States and the United Kingdom.

In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

The following table sets forth information, as of March 31, 2004, with respect to Toyota’s principal facilities and organizations, all of which are owned by Toyota or its subsidiaries. However, small portions, all under approximately 15%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Floor Space (thousand square meters)	Principal Products or Functions
Japan

Tahara Plant	Tahara-cho, Aichi Pref.	1,150	Automobiles
Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	1,100	Research and Development
Motomachi Plant	Toyota City, Aichi Pref.	840	Automobiles
Kamigo Plant	Toyota City, Aichi Pref.	550	Automobile parts
Takaoka Plant	Toyota City, Aichi Pref.	710	Automobiles
Tsutsumi Plant	Toyota City, Aichi Pref.	610	Automobiles
Myochi Plant	Miyoshi-cho, Aichi Pref.	280	Automobile parts
Kinu-ura Plant	Hekinan City, Aichi Pref.	360	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	520	Automobiles
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref.	270	Research and Development
Toyota Motor Kyushu, Inc.	Miyata-cho, Fukuoka Pref.	260	Automobiles
Daihatsu Motors Co., Ltd.	Ikeda City, Osaka, etc.	960	Automobiles
Hino Motors, Ltd.	Hino City, Tokyo, etc.	890	Automobiles

Outside Japan

Toyota Motor Manufacturing, Kentucky, Inc.	Kentucky, U.S.A.	700	Automobiles
Toyota Motor Manufacturing, Indiana, Inc.	Indiana, U.S.A.	320	Automobiles
Toyota Motor Sales, U.S.A., Inc.	California, U.S.A.	670	Sales facilities
Toyota Motor Manufacturing, Canada Inc.	Ontario, Canada	280	Automobiles
Toyota Motor Manufacturing (UK) Limited	Burnaston and Deeside, UK	300	Automobiles

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

As of March 31, 2004, property, plant and equipment having a net book value of approximately ¥122,113 million was pledged as collateral securing indebtedness incurred by Toyota’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.

Toyota considers all its principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of its operations.

See “— Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s material plans to construct, expand or improve facilities.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A OPERATING RESULTS

All financial information discussed in this section is derived from Toyota’s consolidated financial statements that appear elsewhere in this annual report on Form 20-F. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Overview

The business segments of Toyota Motor Corporation (“the parent company”) and its subsidiaries (collectively, “Toyota”) include automotive operations, financial services operations and all other operations. Automotive operations is Toyota’s most significant business segment, accounting for approximately 91% of Toyota’s total revenues before the elimination of intersegment revenues and 90% of Toyota’s operating income before the elimination of intersegment revenues and costs for the year ended March 31, 2004. Toyota’s primary markets based on vehicle unit sales for the year ended March 31, 2004 were: Japan (34%), North America (31%) and Europe (13%).

Automotive Market Environment

The worldwide automotive market is highly competitive and volatile. The demand for automobiles is affected by a number of factors including social, political and general economic conditions; introduction of new vehicles and technologies; and costs incurred by customers to purchase and operate vehicles. These factors can cause consumer demand to vary substantially from year to year in different geographic markets and for different types of automobiles.

The following table sets forth Toyota vehicle unit sales by geographical markets for the past three fiscal years.

	(Thousands of Units)
	Year Ended March 31,
	2002	2003	2004
Japan	2,217	2,217	2,303
North America	1,780	1,982	2,103
Europe	727	776	898
All Other Markets	818	1,138	1,415

Total	5,542	6,113	6,719

Toyota vehicle unit sales in Japan increased during fiscal 2004 as compared to fiscal 2003, primarily as a result of the successful introduction of new and remodeled vehicles and the continuing strong sales efforts of domestic dealers. This follows a slight increase in Toyota vehicle unit sales in Japan during fiscal 2003 as compared to fiscal 2002, which also resulted primarily from the successful introduction of new models and the strong sales efforts of domestic dealers during a period of continued increased competition from other Japanese domestic manufacturers. In contrast, Toyota vehicle unit sales in Japan decreased during fiscal 2002 resulting primarily from an overall industry decline in the Japanese market and increased competition from other Japanese domestic manufacturers. Unit sales of Toyota vehicles in North America, Europe and all other markets increased, year over year, in each of fiscal 2004, 2003 and 2002, and was supported by strong demand for Toyota vehicles in all of these market regions.

Toyota’s share of total vehicle unit sales in each market is influenced by the quality, price, design, performance, safety, reliability, economy and utility of its vehicles compared with those offered by other manufacturers. The timely introduction of new or remodeled vehicles is also an important factor in satisfying customer demand. Toyota’s ability to satisfy changing customer preferences can affect its revenues and earnings significantly.

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

Changes in laws, regulations, policies and other governmental actions can also materially impact the profitability of Toyota’s automotive operations. These laws, regulations and policies include those affecting environmental matters and vehicle safety, fuel economy and emissions that add significantly to the cost of vehicles. The European Union has approved a directive that requires manufacturers to be financially responsible for taking back end-of-life vehicles and to take measures to ensure that adequate used vehicle disposal facilities are established and that hazardous materials and recyclable parts are removed from vehicles prior to scrapping. Please see “— Legislation Regarding End-of-Life Vehicles” and “Information on the Company — Business Overview — Governmental Regulation, Environmental and Safety Standards” and note 23 to the consolidated financial statements for a more detailed discussion of these laws, regulations and policies.

Many governments also regulate local content, impose tariffs and other trade barriers, and enact price or exchange controls which can limit an automaker’s operations and can make the repatriation of profits to an automaker’s home country difficult. Changes in these laws, regulations, policies and other governmental actions may affect the production, licensing, distribution or sale of Toyota’s products, cost of products or applicable tax rates. Toyota is currently one of the defendants in purported national class actions alleging violations of the U.S. Sherman Antitrust Act. For a more detailed description of this proceeding, see note 23 to the consolidated financial statements.

The worldwide automotive industry is in a period of globalization and consolidation, which may continue for the foreseeable future. As a result, the competitive environment in which Toyota operates is likely to intensify. Toyota believes it has the resources, strategies and technologies in place to compete effectively in the industry as an independent company for the foreseeable future.

In May 2003, Toyota acquired additional ownership interests in Toyota Auto Body Co., Ltd. (“Toyota Auto Body”) and Kanto Auto Works, LTD (“Kanto Auto Works”). As a result, Toyota’s ownership interests in Toyota Auto Body and Kanto Auto Works increased by 2.94% and 1.14% to 50.21% and 50.57%, respectively, and Toyota’s consolidated financial statements include the accounts of Toyota Auto Body and Kanto Auto Works from the acquisition date. Prior to the acquisition of the additional ownership interests, Toyota Auto Body and Kanto Auto Works were accounted for using the equity method. Toyota Auto Body and Kanto Auto Works are primarily engaged in the manufacturing and sale of Toyota vehicles and related parts. In November 2002, Toyota acquired an additional ownership interest in Toyota South Africa Motor Company (“Toyota South Africa”). As a result, Toyota’s ownership interests in Toyota South Africa increased by 39.3% to 75.0% and Toyota South Africa became a consolidated subsidiary of Toyota. Prior to the acquisition of the additional ownership interest, Toyota South Africa was accounted for using the equity method. Toyota South Africa is primarily engaged in the manufacturing and sale of Toyota vehicles and related parts. Fiscal 2004 is the first full year that Toyota’s consolidated financial statements include the operating results of Toyota South Africa.

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

The growth in Toyota’s financial assets continued during fiscal 2004 resulting primarily from the continued expansion of its financial services operations in North America.

The following table summarizes Toyota’s assets arising out of its financial services operations for the past three fiscal years.

	Yen in millions
	March 31,
	2002	2003	2004
Retail	¥2,723,834	¥3,071,232	¥3,643,998
Finance leases	1,391,924	1,129,220	912,622
Wholesale and other dealer loans	952,260	1,365,047	1,680,907
Unearned income	(323,897)	(373,663)	(298,153)
Allowance for credit losses	(52,170)	(116,888)	(87,462)

Finance receivables, net	4,691,951	5,074,948	5,851,912
Vehicles and equipment on operating leases	1,584,161	1,601,060	1,493,780

Total financial assets	¥6,276,112	¥6,676,008	¥7,345,692

Toyota’s financial services operations also include loans and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value added service. Toyota intends to continue to expand its network of finance subsidiaries in order to offer financial services in more countries. Toyota completed the roll-out of a national risk-based pricing program in the United States for retail finance receivables and vehicle finance lease contracts as of March 31, 2001. The objective of this program is to better match credit risk with contract rates to allow Toyota to purchase contracts with a wider range of risk levels. The implementation of the risk-based pricing program has contributed to increased contract yields in the United States during fiscal 2003 and 2004.

Toyota has continued to originate operating leases to finance new Toyota vehicles. These leasing activities are subject to residual value risk. Residual value risk arises when the lessee of a vehicle does not exercise the option to purchase the vehicle at the end of the lease. The number of vehicles returned at the end of leases has grown in recent years. For example, fewer than 20% of vehicles leased by Toyota Motor Credit Corporation, Toyota’s financing subsidiary located in the United States, were returned at the end of the applicable lease period during fiscal 1996, compared to a return rate of approximately 50% during fiscal 2003 and 2004. To avoid a loss on a vehicle returned to Toyota at the end of the lease, Toyota must resell or re-lease the vehicle at or above the residual value of the vehicle. If Toyota is unable to recover the residual value of the vehicle, it will incur a loss at the end of the lease, which offsets earnings on the lease. In recent years, the resale values of returned vehicles have been depressed, primarily because of an increased supply of used vehicles in the market that has depressed market prices. To the extent that sales incentives remain an integral part of sales promotion (reducing new vehicle prices and cost of ownership), resale prices of used vehicles and, correspondingly, the carrying value of Toyota’s leased vehicles could be subject to further downward pressure. As a result of the depressed market prices of used vehicles, Toyota has incurred losses related to residual values during fiscal 2002 and 2003. During fiscal 2004, losses have decreased due to a recovery of resale prices of used vehicles. See discussion in the Critical Accounting Estimates section regarding “Investment in Operating Leases” and the allowance for residual value.

Toyota maintains an overall risk management strategy to mitigate its exposure to fluctuations in interest rates and currency exchange rates. Toyota enters into interest rate swap agreements and cross currency interest rate swap agreements to convert its fixed-rate debt to variable-rate functional currency debt. Toyota formally documents relationships between the derivative instrument and the hedged item, as well as its risk-management strategy for undertaking hedge transactions. If Toyota elects fair value hedge accounting, derivative instruments are designated with specific liabilities on Toyota’s consolidated balance sheet, and the fair value quarterly change component of each derivative instrument and hedged item is included in the assessment of hedge effectiveness. Most interest rate swap agreements are executed as an integral part of specific debt transactions, achieving designated hedges. Toyota uses cross currency interest rate swap agreements to entirely hedge exposure to exchange rate fluctuations on principal and/or interest payments and to manage its exposure to interest rate fluctuations. Certain derivative instruments are entered into to hedge interest rate risk from an economic perspective and are not designated to specific assets or liabilities on Toyota’s consolidated balance sheet. Accordingly, unrealized gains or losses related to derivatives that are not designated to specific assets and liabilities on Toyota’s consolidated balance sheet are recognized currently. As a result, earnings are impacted by these non-designated derivatives. During fiscal 2004, earnings were favorably impacted by the recognition of realized and unrealized gains on these non-designated derivatives. Toyota does not use any derivative instruments for trading purposes. See discussion in the Critical Accounting Estimates section regarding “Derivatives and Other Contracts at Fair Value”, and further discussion in the Market Risk Disclosures section.

In addition, funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs during fiscal 2004 decreased as a result of lower interest rates primarily in the United States.

Toyota launched its credit card business in Japan in April 2001. As of March 31, 2004, Toyota had 4.2 million cardholders, an increase of 0.6 million cardholders compared with March 31, 2003. Further, as of March 31, 2004, credit card receivables increased by ¥21.8 billion to ¥117.2 billion compared with March 31, 2003.

Other Business Operations

Toyota’s other business operations include information technology and telecommunications, intelligent transport systems, GAZOO, housing, marine, biotechnology and afforestation. The housing business, which is a major business component in Toyota’s other business operations, operates in the prefabricated housing market.

Toyota does not expect its other business operations to materially contribute to Toyota’s consolidated results of operations.

Currency Fluctuations

Toyota is sensitive to fluctuations in foreign currency exchange rates. In addition to the Japanese yen, Toyota is principally exposed to fluctuations in the value of the U.S. dollar and the euro, and to a lesser extent the Australian dollar and the British pound. Toyota’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Changes in foreign currency exchange rates may positively or negatively affect Toyota’s revenues, operating costs and expenses, gross margins, operating income, net income and retained earnings.

Translation risk is the risk that Toyota’s financial statements for a particular period or for a particular date will be affected by changes in the prevailing exchange rates of the currencies in those countries in which Toyota does business compared with the Japanese yen. Even though the fluctuations of currencies against the Japanese yen can be substantial and, therefore, significantly impact comparisons with prior periods and among various geographic markets, the translation effect is a reporting consideration and does not reflect Toyota’s underlying results of operations. Toyota does not hedge against translation risk.

Transaction risk is the risk that the currency structure of Toyota’s costs and liabilities will deviate from the currency structure of sales proceeds and assets. Transaction risk relates primarily to sales proceeds from Toyota’s non-domestic sales produced in Japan and, to a lesser extent, sales proceeds from Toyota’s continental European sales produced in the United Kingdom.

Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has localized much of its production by constructing production facilities in the major markets in which it sells its vehicles. In calendar 2003, Toyota produced 60.9% of Toyota’s non-domestic sales outside Japan. In North America, 61.7% of vehicles sold in calendar 2003 were produced locally. In Europe, 52.6% of vehicles sold in calendar 2003 were produced locally. Local operations permit Toyota to purchase many of the supplies and resources used in the production process in a manner that matches the currencies of local revenues with the currencies of local expenses.

Toyota also enters into currency borrowings and other hedging instruments to address a portion of its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations, which in some years can be significant. See notes 20 and 21 to the consolidated financial statements for additional information regarding the extent of Toyota’s use of derivative financial instruments to hedge foreign currency exchange rate risks.

Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income. A strengthening of the Japanese yen against other currencies has the opposite effect. The Japanese yen has on average been stronger against the U.S. dollar during fiscal 2004 and fiscal 2003, and weaker against the U.S. dollar during fiscal 2002. At the end of fiscal 2004, 2003 and 2002, the Japanese yen was stronger, stronger and weaker, respectively, against the U.S. dollar in comparison to the end of the prior fiscal year. The Japanese yen has on average been weaker against the euro during fiscal 2004, fiscal 2003 and fiscal 2002. At the end of each of fiscal 2004, 2003 and 2002, the Japanese yen was stronger, weaker and weaker, respectively, against the euro in comparison to the end of the prior fiscal year. See further discussion in the Market Risk Disclosures section regarding “Foreign Currency Exchange Rate Risk”.

Segmentation

Toyota’s most significant business segment is its automotive operations. Toyota carries out its automotive operations as a global competitor in the worldwide automotive market. In doing so, Toyota’s management allocates resources to, and assesses the performance of, its automotive operation on a worldwide basis as a single business segment. Toyota does not manage any subset of its automotive operations, such as domestic or overseas operations or parts, as separate segments.

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

Geographical Breakdown

The following table sets forth Toyota’s net revenues from external customers in each of its geographical markets for the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2002	2003	2004
Japan	¥6,384,807	¥6,621,054	¥7,167,704
North America	5,475,405	5,929,803	5,910,422
Europe	1,265,509	1,514,683	2,018,969
All Other Markets	1,064,587	1,436,013	2,197,665

Results of Operations — Fiscal 2004 Compared with Fiscal 2003

Net Revenues

Toyota had net revenues for fiscal 2004 of ¥17,294.7 billion, an increase of ¥1,793.2 billion, or 11.6%, compared with the prior year. This increase principally reflects the impact of increased vehicle unit sales, the consolidation of the results of subsidiaries previously accounted for on the equity basis, increased parts and service sales and the impact of increased financings. These increases were partially offset by the impact of fluctuations in foreign currency translation rates particularly against the U.S. dollar. Eliminating the difference in the yen value used for translation purposes, net revenues would have been approximately ¥17,554.3 billion during fiscal 2004, a 13.2% increase compared with the prior year. Toyota’s net revenues include net revenues from sales of products which increased during fiscal 2004 by 12.1% to ¥16,578.0 billion compared to the prior year and net revenues from financing operations which increased during fiscal 2004 by 1.3% to ¥716.7 billion compared with the prior year. Eliminating the difference in the yen value used for translation purposes, net revenues from sales of products would have been approximately ¥16,809.1 billion, a 13.6% increase, and net revenues from financing operations would have been approximately ¥745.2 billion, a 5.3% increase, during fiscal 2004 compared with the prior year. Net revenues for fiscal 2004 increased by 8.3% in Japan, 33.3% in Europe and 53.0% in all other markets and decreased by 0.3% in North America compared with the prior year. Eliminating the difference in the yen value used for translation purposes, net revenues would have increased by 8.3% in Japan, 7.1% in North America, 25.3% in Europe and 48.9% in all other markets compared with the prior year.

The following is a discussion of net revenues for each of Toyota’s business segments. The net revenue amounts discussed are amounts before the elimination of intersegment revenues.

Automotive Operations Segment

Net revenues from Toyota’s automotive operations constitute the largest percentage of Toyota’s net revenues and increased by ¥1,662.3 billion, or 11.6%, to ¥15,973.8 billion during fiscal 2004 compared with the prior year. The increase resulted primarily from the approximate ¥1,300.0 billion impact attributed to increased vehicle unit sales, ¥420.0 billion impact attributed to the consolidation of the results of subsidiaries previously accounted for on the equity basis, as discussed in note 5 to the consolidated financial statements, and increased parts and service sales. These increases were partially offset by the ¥230.0 billion impact of foreign currency translation rates fluctuations. Eliminating the difference in the yen value used for translation purposes, automotive operations revenues would have been approximately ¥16,205.2 billion during fiscal 2004, a 13.2% increase compared to the prior year. Net revenues in Japan were favorably impacted by vehicle unit sales growth in both of domestic and export markets, that were offset by lower average unit sales prices resulting from the continuing market shift in Japan to lower priced vehicles during fiscal 2004. Net revenues in North America were favorably impacted by vehicle unit sales growth, but were partially offset by the negative impact of foreign currency translation rates fluctuations during fiscal 2004. Net revenues in Europe were favorably impacted by combined net impact of vehicle unit sales growth and changes in sales mix, and foreign currency translation rates fluctuations during fiscal 2004. Net revenues in all other markets were favorably impacted by vehicle unit sales growth, but were partially offset by the lower average unit sales price.

Financial Services Operations Segment

Net revenues for Toyota’s financial services operations increased by ¥12.0 billion, or 1.6%, to ¥736.9 billion during fiscal 2004 compared with the prior year. This increase resulted primarily from the impact of a higher volume of financings and the impact of expansion of the credit card business in Japan that was partially offset by the impact of foreign currency translation rates fluctuations during fiscal 2004. Eliminating the difference in the yen value used for translation purposes, financial services operations net revenues would have been approximately ¥765.0 billion during fiscal 2004, a 5.5% increase compared with the prior year.

All Other Operations Segment

Net revenues for Toyota’s other businesses increased by ¥101.0 billion, or 12.7%, to ¥896.2 billion during fiscal 2004 compared with the prior year. This increase resulted primarily from the impact of increased revenue from the prefabricated housing business.

Operating Costs and Expenses

Operating costs and expenses increased by ¥1,398.0 billion, or 9.8%, to ¥15,627.9 billion during fiscal 2004 compared with the prior year. The increase resulted primarily from the approximate ¥1,000.0 billion impact on cost of products attributed to increased vehicle unit sales, ¥470.0 billion impact from the consolidation of the results of subsidiaries previously accounted for on the equity basis, ¥110.0 billion impact of increase in labor costs, and the impact of increased parts and service sales. These increases were partially offset by the approximate ¥230.0 billion impact of cost reduction efforts and a ¥107.0 billion net gain on the transfer of the substitutional portion of certain employee pension funds in Japan.

In 2001, the Contributed Benefit Pension Plan Law was enacted and allowed a company to transfer the substitutional portion of the obligation to the government. Toyota and some of its affiliated companies in Japan applied for an exemption from the payment of benefits related to future employee services with respect to the substitutional portion of their employee pension funds and obtained approval from the Minister of Health, Labor, and Welfare. These companies also applied for approval for the separation of the benefit obligations of the substitutional portion which relates to past employee services. After approval was obtained, Toyota and the affiliated companies completed the transfer of the government-specified portion of plan assets relating to the substitutional portion in fiscal 2004. In accordance with the Emerging Issues Task Force (“EITF”) No.03-02, Accounting for the transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities, settlement losses relating to the transfer of the substitutional portion was ¥213.9 billion and is reflected in cost of products sold (¥190.1 billion) and selling, general and administrative expenses (¥23.8 billion) for fiscal 2004. In addition, the government subsidy representing the difference between the benefit obligations of the substitutional portion and the government-specified portion of plan assets of ¥320.9 billion transferred to the government reduced selling, general and administrative expenses. The net impact of these items was a reduction of operating expenses by ¥107.0 billion during fiscal 2004. See note 19 to the consolidated financial statements.

Continued cost reduction efforts reduced costs and expenses for fiscal 2004 by approximately ¥230.0 billion over what would have otherwise been incurred. These cost reduction efforts relate to ongoing value engineering and value analysis activities, the use of common parts that result in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of products sold increased by ¥1,592.1 billion, or 13.4%, to ¥13,506.3 billion during fiscal 2004 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥1,485.3 billion, or 12.9%, for the automotive operations and an increase of ¥92.5 billion, or 13.8%, for the all other operations segment. The increase in cost of products sold for the automotive operations reflects primarily the combined net impact of increased vehicle unit sales and changes in sales mix, the consolidation of the results of subsidiaries previously accounted for on the equity basis, the impact of increased parts and service sales, the increase in research and development expenses and settlement loss on transfer of the substitutional portion of the employee pension fund that was partially offset by the impact of continued cost reduction efforts and the impact of foreign currency translation rates fluctuations during fiscal 2004.

Cost of products sold as a percentage of revenues from sales of products increased to 81.5% during fiscal 2004 from 80.5% in the prior year. This reflects the impact of fluctuations in foreign currency translation rates against Toyota’s non-domestic sales of units produced in Japan and the impact of the settlement losses on the transfer of the substitutional portion of certain employee pension funds that was partially offset by continued cost reduction efforts.

Cost of financing operations decreased by ¥59.7 billion, or 14.1%, to ¥364.2 billion during fiscal 2004 compared with the prior year. The decrease resulted primarily from the impact of gains on derivative financial instruments that are not designated as hedges and are marked-to-market at the end of each period, the impact of decreased interest expenses caused primarily by lower interest rates in the United States and the impact of fluctuations in foreign currency translation rates.

The cost of financing operations as a percentage of revenue from financing operations decreased to 50.8% during fiscal 2004 from 59.9% in the prior year. This change was principally the result of the impact of gains on derivative financial instruments not designated as hedges and the impact of decreased interest expenses caused by lower interest rates in the United States.

The cost of all other operations increased ¥90.3 billion, or 11.4% during fiscal 2004 compared to the prior year. The increase results from the increase in net revenues from Toyota’s other businesses.

Research and development expenses increased by ¥13.8 billion, or 2.1%, to ¥682.2 billion during fiscal 2004 compared with the prior year, as a result of the impact of research related to anticipatory, advanced and environmental technologies with a central focus on the development of a fuel cell battery and the impact of expanding new models to promote Toyota’s strength in a competitive global market for the future.

Selling, general and administrative expenses (after the elimination of intersegment amounts) decreased by ¥134.4 billion, or 7.1%, to ¥1,757.4 billion during fiscal 2004 compared with the prior year. This decrease (before the elimination of intersegment amounts) reflects a decrease of ¥95.0 billion, or 6.0%, for the automotive operations, a decrease of ¥43.7 billion, or 16.3%, for the financial services operations and a decrease of ¥2.3 billion, or 1.9%, for the other operations segment. The decrease for the automotive operations consisted primarily of the impact of continued cost reduction efforts, the impact of fluctuations in foreign currency translation rates and the government subsidy relating to the transfer of the substitutional portion of certain employee pension funds that was partially offset by the impact of increased labor costs arising from the expansion of operations overseas and increases in advertising costs. The decrease for the financial services operations reflects lower provisions for credit losses especially in North America due to an improvement in the delinquent loan collection rate and the impact of fluctuations in foreign currency translation rates.

Selling, general and administrative expenses as a percentage of revenue decreased to 10.2% during fiscal 2004 from 12.2% in the prior year. Selling, general and administrative expenses decreased as a percentage of net revenues primarily due to the impact of continued cost reduction efforts, the government subsidy relating to the transfer of the substitutional portion of certain employee pension funds and a decrease in provisions for credit losses. These decreases were partially offset by the increase in labor costs and advertising costs. Selling, general and administrative expenses in the automotive operations as a percentage of segment net revenues were 9.3% during fiscal 2004, compared to 11.1% in the prior year, reflecting the continued cost reduction efforts and the government subsidy relating to the transfer of the substitutional portion of certain employee pension funds. Selling, general and administrative expenses in the financial services operations as a percentage of segment net revenues were 30.5% during fiscal 2004, compared to 37.1% in the prior year, reflecting lower provisions for credit losses. Selling, general and administrative expenses in the all other operations segment as a percentage of segment net revenues were 13.3% during fiscal 2004 compared to 15.3% in the prior year, primarily due to increased revenue from the prefabricated housing business.

Operating Income

Toyota's operating income increased by ¥395.2 billion, or 31.1%, to ¥1,666.8 billion during fiscal 2004 compared with the prior year. Operating income was favorably affected primarily by vehicle unit sales growth, the impact of increased parts and service sales, continued cost reduction efforts, net gains on the transfer of the substitutional portion of certain employee pension funds and the consolidation of the results of subsidiaries previously accounted for on the equity basis. These increases were partially offset by increases in labor costs and advertising costs.

During fiscal 2004, operating income (before the elimination of intersegment profits) increased by ¥163.8 billion, or 17.4%, in Japan, ¥111.0 billion, or 39.6%, in North America, ¥64.2 billion, or 772.7 % in Europe and ¥51.3 billion, or 112.4% in all other markets compared with the prior year. The increase in Japan relates primarily to the impact of increased production volume and vehicle unit sales, continued cost reduction efforts, the impact of the net gains on the transfer of the substitutional portion of certain employee funds and the consolidation of the results of subsidiaries previously accounted for on the equity basis. These increases were partially offset by the impact of fluctuations in foreign currency translation rates against Toyota’s non-domestic sales produced in Japan. The increase in North America relates primarily to the increase in production volume and vehicle unit sales, the impact of cost reduction efforts of manufacturing companies, lower provisions for credit losses and the impact of gains on derivative financial instruments, that were partially off set by the negative impact of the fluctuations in foreign currency translation rates. The increase in the European market relates mainly to the impact of cost reduction efforts of manufacturing companies, an increase in production volume and vehicle unit sales, impact of changes in sales mix and a favorable exchange rate of the yen against the euro, that was partially offset by the increase in labor costs due to the expansion of operations. The increase in other markets relates primarily to the impact of the increase in production volume and vehicle unit sales in Asia and a general improvement in other markets.

The following is a discussion of operating income for each of Toyota’s business segments. The operating income amounts discussed are before the elimination of intersegment profits.

Automotive Operations Segment

Operating income from Toyota’s automotive operations increased by ¥272.1 billion, or 21.8%, to ¥1,519.0 billion during fiscal 2004 compared with the prior year. Operating income was favorably affected primarily by the increase in vehicle unit sales, the increase in parts and service sales, the impact of continued cost reduction efforts, net gains on the transfer of the substitutional portion of certain employee pension funds, the consolidation of the results of subsidiaries previously accounted for on the equity basis, and the favorable exchange rate fluctuations of the yen against the euro. These increases were partially offset by increases in labor costs and advertising expenses, and the unfavorable exchange rate fluctuations of the yen against the U.S. dollar.

Financial Services Operations Segment

Operating income from Toyota’s financial services operations increased by ¥115.7 billion, or 381.4%, to ¥146.0 billion during fiscal 2004 compared with the prior year. This increase was primarily due to the impact of gains on derivative financial instruments, lower provisions for credit losses, an increase in the finance receivables asset base, the decrease in interest expenses attributed to lower interest rates on borrowings in the United States and the increase in the number of credit cards issued in Japan. These increases were partially offset by the unfavorable fluctuations in the U.S. dollar exchange rate against the yen.

All Other Operations Segment

Operating income from Toyota’s other businesses increased by ¥10.7 billion, or 236.7% to ¥15.2 billion during fiscal 2004. This increase primarily relates to increased revenue from the prefabricated housing business.

Other Income and Expenses

Interest and dividend income increased by ¥3.0 billion, or 5.6%, to ¥55.6 billion during fiscal 2004 compared with the prior year due to an increase in investment securities in the United States subsidiary, which was partially offset by lower interest rates in the United States.

Interest expense decreased by ¥9.8 billion, or 32.0%, to ¥20.7 billion during fiscal 2004 compared with the prior year due to a decrease in borrowings in the automotive segment and lower interest rates in the United States.

Foreign exchange gain increased by ¥2.6 billion, or 7.3%, to ¥38.2 billion during fiscal 2004 compared with the prior year. Foreign exchange gain and loss include the differences between the value of foreign currency denominated sales translated at prevailing exchange rates and the value of the sales amounts settled during the year, including those settled using forward foreign currency exchange contracts.

Other gain and loss changed to a gain of ¥25.8 billion from a loss of ¥102.8 billion in the prior year. During fiscal 2003, there were losses of ¥111.3 billion relating to other-than temporary impairments on investment securities. During fiscal 2004, there were no material impairments on investment securities primarily attributed to the more favorable stock market conditions in Japan.

Income Taxes

Provision for income taxes increased by ¥164.3 billion during fiscal 2004 compared with the prior year, primarily as a result of the increase in income before income taxes and an increased provision for taxes on undistributed earnings of affiliated companies accounted for by the equity method. The effective tax rate for fiscal 2004 decreased to 38.6% from 42.1% for the prior year due to the reduction in valuation allowances and an increase in certain tax credits.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliated Companies

Minority interest in consolidated subsidiaries increased by ¥31.1 billion to ¥42.6 billion during fiscal 2004 compared with the prior year. This increase was mainly due to the consolidation of the results of subsidiaries previously accounted for on the equity basis.

Equity in earnings of affiliated companies during fiscal 2004 increased by ¥67.4 billion to ¥120.2 billion compared with the prior year due to an increase in net income as a result of favorable operations at most of the affiliated companies, a net gain on the transfer of the substitutional portion of an employee pension fund of an affiliate company in Japan, partially offset by the acquisition and consolidation of certain affiliate companies.

Net Income

Toyota’s net income increased by ¥411.1 billion, or 54.8%, to ¥1,162.0 billion during fiscal 2004 compared with the prior year.

Other Comprehensive Income and Loss

Other comprehensive income and loss increased by ¥736.6 billion to an income of ¥399.7 billion during fiscal 2004 compared with the prior year. This change resulted primarily from an increase in unrealized holding gains on securities during fiscal 2004 of ¥329.7 billion compared with unrealized holding losses of ¥26.5 billion in the prior year due to favorable market conditions in Japan and minimum pension liability adjustments during fiscal 2004, which resulted in a ¥273.3 billion gain adjustment compared with a ¥171.9 billion loss adjustment in the prior year due to the transfer of the substitutional portion of certain employee pension funds, an increase in cash contributions to the plans, and the increase in the market value of assets of the plans, offset by an increase in the losses for foreign currency translation adjustments during fiscal 2004 of ¥203.3 billion compared with a losses of ¥139.3 billion in the prior year.

Results of Operations — Fiscal 2003 Compared with Fiscal 2002

Net Revenues

Toyota had net revenues for fiscal 2003 of ¥15,501.5 billion, an increase of ¥1,311.2 billion, or 9.2%, compared with the prior year. This increase principally reflects the impact of increased vehicle unit sales, the impact of the full year consolidation of Hino and Kuozui Motors Ltd. (“Kuozui”), increased parts and service sales and the impact of increased financings. These increases were partially offset by the impact of changes in sales mix and the impact of fluctuations in foreign currency translation rates particularly against the U.S. dollar. Eliminating the difference in the yen value used for translation purposes, revenues would have been approximately ¥15,590.3 billion during fiscal 2003, a 9.9% increase compared to the prior year. Toyota’s net revenues include sales of products which increased during fiscal 2003 by 9.6% to ¥14,794.0 billion compared with the prior year and financing operations which increased during fiscal 2003 by 2.4% to ¥707.5 billion compared with the prior year. Eliminating the difference in the yen value used for translation purposes, revenues from sales of products would have been approximately ¥14,874.9 billion, a 10.2% increase, and net revenues from financing operations would have been approximately ¥715.4 billion, a 3.6% increase, during fiscal 2003 compared to the prior year. Net revenues for fiscal 2003 increased by 3.7% in Japan, 8.3% in North America, 19.7% in Europe and 34.9% in all other markets compared with the prior year. Eliminating the difference in the yen value used for translation purposes, net revenues would have increased by 3.7% in Japan, 10.9% in North America, 10.4% in Europe and 40.7% in all other markets compared to the prior year.

The following is a discussion of net revenues for each of Toyota’s business segments. The net revenue amounts discussed are amounts before the elimination of intersegment revenues.

Automotive Operations Segment

Net revenues from Toyota’s automotive operations constitute the largest percentage of Toyota’s revenues and increased by ¥1,244.1 billion, or 9.5%, to ¥14,311.5 billion during fiscal 2003 compared with the prior year. The increase resulted primarily from the approximate ¥750.0 billion combined net impact of increased vehicle unit sales and changes in sales mix, ¥338.2 billion impact of full year consolidation of Hino and Kuozui and increased parts and service sales. These increases were partially offset by the ¥77.4 billion impact of foreign currency translation rates. Eliminating the difference in the yen value used for translation purposes, automotive operations net revenues would have been approximately ¥14,388.8 billion during fiscal 2003, a 10.1% increase compared with the prior year. Eliminating the difference in the yen value used for translation purposes and the impact of the consolidation of Hino and Kuozui, automotive operations net revenues would have increased by 7.7% compared with the prior year. Net revenues in Japan were favorably impacted by the full year consolidation of Hino and higher vehicle unit sales to export markets, that were partially offset by lower average unit sales prices resulting from the continuing market shift in Japan to lower priced vehicles and decreased vehicle unit sales other than with respect to Hino in Japan. Net revenues in North America were favorably impacted by vehicle unit sales growth partially offset by the impact of foreign currency translation rates fluctuations during fiscal 2003 and lower average unit price. Net revenues in Europe were favorably impacted by foreign currency translation rates fluctuations during fiscal 2003 and increased vehicle unit sales partially offset by lower average unit prices. Net revenues in all other markets were favorably impacted by the full year consolidation of Kuozui and the combined net impact of increased vehicle unit sales and changes in sales mix, that were partially offset by the foreign currency translation rates fluctuations during the fiscal 2003. Excluding the impact of the consolidation of Hino and Kuozui, North American, European and all other markets sales reflect vehicle unit sales growth of 11.3%, 6.6% and 26.2%, respectively, compared to the prior year, while vehicle unit sales in Japan decreased by 0.7% compared to the prior year.

Financial Services Operations Segment

Net revenues for Toyota’s financial services operations increased by ¥26.9 billion, or 3.9%, to ¥724.9 billion during fiscal 2003 compared with the prior year. This increase resulted primarily from the impact of a higher volume of financings and the impact of expansion of the credit card business that were partially offset by the impact of foreign currency translation rates during fiscal 2003. Eliminating the difference in the yen value used for translation purposes, financial services operations net revenues would have been approximately ¥732.9 billion during fiscal 2003, a 5.0% increase compared with the prior year.

All Other Operations Segment

Net revenues for Toyota’s other businesses increased by ¥66.4 billion, or 9.1%, to ¥795.2 billion during fiscal 2003 compared with the prior year. This increase resulted primarily from the impact of increased net revenues attributed to the prefabricated housing business.

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

Continued cost reduction efforts reduced costs and expenses for fiscal 2003 by approximately ¥290.0 billion over what would have otherwise been incurred. These cost cutting efforts relate to ongoing value engineering and value analysis activities, the use of common parts that result in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of products sold increased by ¥1,039.7 billion, or 9.6%, to ¥11,914.2 billion during fiscal 2003 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥971.3 billion, or 9.2%, for the automotive operations and an increase of ¥68.2 billion, or 11.4%, for the all other operations segment. The increase for the automotive operations reflects primarily the combined net impact of increased vehicle unit sales and changes in sales mix, the impact of the full year consolidation of Hino and Kuozui, the impact of increased parts and service sales and the increase in research and development expenses that was partially offset by the impact of continued cost reduction efforts.

Cost of products sold as a percentage of net revenues from sales of products decreased to 80.5% during fiscal 2003 from 80.6% in the prior year. This reflects the impact of continued cost reduction efforts that was partially offset by the impact of changes in sales mix, the impact of fluctuations in foreign currency translation rates against Toyota’s non-domestic sales produced in Japan.

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

The cost of financing operations as a percentage of net revenue from financing operations decreased to 59.9% during fiscal 2003 from 66.5% in the prior year. This change was principally the result of the impact of decreased interest expenses caused by the lower interest rates in the United States and was partially offset by the impact of losses on derivative financial instruments that are not designated as hedges.

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

Selling, general and administrative expenses (after the elimination of intersegment amounts) increased by ¥128.8 billion, or 7.3%, to ¥1,891.8 billion during fiscal 2003 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥83.7 billion, or 5.6%, for the automotive operations, an increase of ¥76.8 billion, or 40.0%, for the financial services operations and a decrease of ¥9.3 billion, or 7.1%, for the other operations segment. The increase for the automotive operations consisted primarily of the impact of the full year consolidation of Hino, the increase in labor costs resulting primarily from expanded operations in North America and Europe and the increase in advertising costs that was partially offset by the impact of continued cost reduction efforts and the impact of fluctuations in foreign currency translation rates. The increase for the financial services operations reflects higher provisions for credit losses especially in North America resulting from the increase in finance receivables and increased credit loss experience, which was partially offset by the impact of fluctuations in foreign currency translation rates. The decrease for the all other operations segment reflects the impact of fluctuations in foreign currency translation rates that was partially offset by the increase in labor costs.

Selling, general and administrative expenses as a percentage of net revenue decreased to 12.2% during fiscal 2003 from 12.4% in the prior year. Selling, general and administrative expenses decreased as a percentage of net revenue primarily due to the impact of continued cost reduction efforts. These decreases were partially offset by the increase in labor costs, the increase in advertising costs and higher provisions for credit losses. Selling, general and administrative expenses in the automotive operations as a percentage of segment net revenues were 11.1% during fiscal 2003, compared to 11.5% in the prior year, reflecting the continued cost reduction efforts. Selling, general and administrative expenses in the financial services operations as a percentage of segment net revenues were 37.1% during fiscal 2003, compared to 27.5% in the prior year, reflecting higher provisions for credit losses. Selling, general and administrative expenses in the all other operations segment as a percentage of segment net revenues were 15.3% during fiscal 2003 compared to 18.0% in the prior year, primarily due to improvements in the intelligent transport systems business.

Operating Income

Toyota’s operating income increased by ¥178.0 billion, or 16.3%, to ¥1,271.6 billion during fiscal 2003 compared with the prior year. Operating income was affected primarily by vehicle unit sales growth, continued cost reduction efforts, the impact of the full year consolidation of Hino and Kuozui and the impact of increased parts and service sales. These increases were partially offset by the impact of changes in sales mix, the increase in selling, general and administrative expenses and the increase in research and development costs.

During fiscal 2003, operating income (before the elimination of intersegment profits) increased by ¥100.2 billion, or 11.9%, in Japan, ¥15.2 billion, or 5.8%, in North America, ¥32.6 billion, or 249.7%, in all other markets compared with the prior year and changed by ¥32.5 billion to ¥8.3 billion from a loss of ¥24.1 billion in the prior year, in Europe. The increase in Japan relates primarily to the impact of increased exports to North America and Asian countries, continued cost reduction efforts and the impact of the full year consolidation of Hino during fiscal year 2003. These increases were partially offset by the impact of changes in sales mix in Japan. The increase in North America relates primarily to the increase in vehicle unit sales that was partially offset by higher provisions for credit losses, the impact of losses on non-designated derivative financial instruments, the impact of costs to transfer production lines between North American manufacturing plants and the impact of changes in sales mix. The increase in European market relates mainly to the impact of favorable exchange rate of the yen against the euro and the increase in vehicle unit sales driven by stable shipment volume from the manufacturing plants in France and United Kingdom, that was partially offset by the impact of changes in sales mix. The increase in other markets relates primarily to the combined net impact of the increase in vehicle unit sales in Asian countries and changes in sales mix and the impact of the full year consolidation of Kuozui.

The following is a discussion of operating income for each of Toyota’s business segments. The operating income amounts discussed are before the elimination of intersegment profits.

Automotive Operations Segment

Operating income from Toyota’s automotive operations increased by ¥189.0 billion, or 17.9%, to ¥1,246.9 billion during fiscal 2003 compared with the prior year. Operating income was favorably affected primarily by the increase in the vehicle unit sales, continued cost reduction efforts, the impact of the full year consolidation of Hino and Kuozui and increased parts and service sales. These increases were partially offset by the impact of changes in sales mix, increased selling, general and administrative expenses and research and development costs.

Financial Services Operations Segment

Operating income from Toyota’s financial services operations decreased by ¥14.8 billion, or 32.8%, to ¥30.3 billion during fiscal 2003 compared with the prior year. This decrease was primarily due to higher provisions for credit losses and the impact of losses on non-designated derivative financial instruments, which was partially offset by higher volume of financings, the decrease in the interest expenses resulting from lower interest rates on borrowings in the United States, the impact of increased spreads on financings and the increase in the number of credit cards issued.

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

Foreign exchange gain increased to ¥35.6 billion during fiscal 2003 from the prior year. Foreign exchange gain and loss include the differences between the value of foreign currency denominated sales translated at prevailing exchange rates and the value of the sales amounts settled during the year, including those settled using forward foreign currency exchange contracts. Foreign exchange gains increased due to the favorable trend of the Japanese yen against the U.S. dollar in the second half of fiscal 2003, as compared with an unfavorable trend in the second half of fiscal 2002.

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

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliated Companies

Minority interest in consolidated subsidiaries increased by ¥0.6 billion to ¥11.5 billion during fiscal 2003 compared with the prior year.

Equity in earnings of affiliated companies during fiscal 2003 increased by ¥34.7 billion to ¥52.8 billion during fiscal 2003 compared with the prior year as a result of the impact of operating losses recorded by Aioi during fiscal 2002.

Net Income

Toyota’s net income increased by ¥194.4 billion, or 34.9%, to ¥750.9 billion during fiscal 2003 compared with the prior year.

Other Comprehensive Income and Loss

Other comprehensive income and loss changed by ¥352.0 billion to a loss of ¥336.9 billion during fiscal 2003 compared with the prior year. This change resulted primarily from a decrease in a foreign currency translation adjustments during fiscal 2003 to a loss of ¥139.3 billion compared with a gain of ¥133.9 billion in the prior year, an increase in minimum pension liability loss adjustments during fiscal 2003 to ¥171.9 billion compared to losses of ¥114.4 billion in the prior year and an increase in unrealized holding losses on securities during fiscal 2003 to ¥26.5 billion compared to ¥3.6 billion in the prior year.

Related Party Transactions

Toyota does not have any significant related party transactions other than transactions with affiliated companies in the ordinary course of business as described in note 12 to the consolidated financial statements.

Legislation Regarding End-of-Life Vehicles

In September 2000, the European Union approved a directive that requires member states to promulgate regulations implementing the following by April 21, 2002:

•	manufacturers shall bear all or a significant part of the costs for taking back end-of-life vehicles put on the market after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, manufacturers will also be financially responsible for vehicles put on the market before July 1, 2002;

•	manufacturers may not use certain hazardous materials in vehicles to be sold after July 2003;

•	vehicles type-approved and put on the market from three years after the amendment of the directive on type-approval shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or recoverable to a minimum of 95% by weight per vehicle; and

•	end-of-life vehicles must meet actual re-use and recovery targets of 80% and 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015.

See note 23 to the consolidated financial statements for further discussion.

Critical Accounting Estimates

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

Product Warranty

Toyota generally warrants its products against certain manufacturing and other defects. Product warranties are provided for specific periods of time and/or usage of the product and vary depending upon the nature of the product, the geographic location of its sale and other factors. All product warranties are consistent with commercial practices. Toyota provides a provision for estimated product warranty costs as a component of cost of sales at the time the related sale is recognized. The accrued warranty costs represent management’s best estimate at the time of sale of the total costs that Toyota will incur to repair or replace product parts that fail while still under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience as to product failures as well as current information on repair costs. The amount of warranty costs accrued also contains an estimate as to warranty claim recoveries from suppliers. The foregoing evaluations are inherently uncertain, as they require material estimates and some products’ warranties extend for several years. Consequently, actual warranty costs will differ from the estimated amounts and could require additional warranty provisions. If these factors require a significant increase in Toyota’s accrued estimated warranty costs, it would negatively affect future operating results of the automotive operations.

Allowance for Doubtful Accounts and Credit Losses

Natures of estimates and assumptions

Sales financing and finance lease receivables consist of retail installment sales contracts secured by passenger cars and commercial vehicles. Collectibility risks include consumer and dealer insolvencies and insufficient collateral values (less costs to sell) to realize the full carrying values of these receivables. As a matter of policy, Toyota maintains an allowance for doubtful accounts and credit losses representing Toyota management’s estimate of the amount of asset impairment in the portfolios of finance, trade and other receivables. Toyota determines the allowance for doubtful accounts and credit losses based on a systematic, ongoing review and evaluation performed as part of the credit-risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors. This evaluation is inherently judgmental and requires material estimates, including the amounts and timing of future cash flows expected to be received, which may be susceptible to significant change. Although management considers the allowance for doubtful accounts and credit losses to be adequate based on information currently available, additional provisions may be necessary due to (i) changes in management estimates and assumptions about asset impairment, (ii) information that indicates changes in the expected future cash flows, or (iii) changes in economic and other events and conditions. To the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the collateral value of Toyota’s sales financing and finance lease receivables could experience further downward pressure. If these factors require a significant increase in Toyota’s allowance for doubtful accounts and credit losses, it could negatively affect future operating results of the financial services operations.

Sensitivity analysis

The level of credit losses, which could significantly impact Toyota’s results of operations, is influenced primarily by two factors: frequency of occurrence and loss severity. The overall allowance for credit losses is evaluated at least quarterly, considering a variety of assumptions and factors to determine whether reserves are considered adequate to cover probable losses. The following table illustrates the effect of an assumed change in expected loss severity which we believe is one of the key critical estimates, for the allowance for credit losses, holding all other assumptions consistent. The table includes the allowance for credit losses in Toyota’s financial services operations as the change impacts most significantly on the financial services operations.

Yen in millions
Effect on the allowance for credit losses as of March 31, 2004
10 percent increase in expected loss severity	¥6,161

Investment in Operating Leases

Natures of estimates and assumptions

Vehicles on operating leases, where Toyota is the lessor, is valued at acquisition cost and depreciated over its estimated useful life using the straight-line method to its estimated residual value. Toyota utilizes industry published information and its own historical experience to determine estimated residual values for these vehicles. Toyota evaluates the recoverability of the carrying values of its leased vehicles for impairment when there are indications of declines in residual values, and if impaired, Toyota recognizes an allowance for residual values. In recent years, the resale values of returned vehicles have been depressed, primarily because of an increased supply of used vehicles in the market that has depressed market prices. In addition, to the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the fair value of Toyota’s leased vehicles could be subject to further downward pressure. If resale prices of used vehicles decline, future operating results of the financial services operations are likely to be adversely affected by incremental charges to reduce estimated residual values. Throughout the life of the lease, management performs periodic evaluations of estimated end-of-term market values to determine whether estimates used in the determination of the contractual residual value are still considered reasonable. Factors affecting the estimated residual value at lease maturity include, but are not limited to, new vehicle incentive programs, new vehicle pricing, used vehicle supply, projected vehicle return rates, and projected loss severity. The vehicle return rate represents the number of leased vehicles returned at contract maturity and sold by Toyota during the period as a percentage of the number of lease contracts that, as of their origination dates, were scheduled to mature in the same period. A higher rate of vehicle returns exposes Toyota to higher losses incurred at lease termination. Loss severity is the extent to which the end-of-term market value of a lease is less than its carrying value at lease end.

Sensitivity analysis

The following table illustrates the effect of an assumed change in the vehicle return rate, which we believe is one of the critical estimates, in determining the allowance for residual value, holding all other assumptions consistent. The following table includes the allowance for residual values in Toyota’s financial services operations as those changes impact most significantly on financing operations.

Yen in millions
Effect on the allowance for residual value as of March 31, 2004
5 percent increase in vehicle return rate	¥846

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

Pension Costs and Obligations

Natures of estimates and assumptions

Pension costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, benefits earned, interest costs, expected rate of return on plan assets, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Toyota’s pension costs and obligations.

Sensitivity analysis

The following table illustrates the effect of assumed changes in discount rates and the expected rate of return on plan assets, which we believe are critical estimates in determining pension costs and obligations, assuming all other assumptions are consistent.

	Yen in millions
	Effect on pre-tax income for the year ending March 31, 2005	Effect on PBO as of March 31, 2004
Discount rates
0.5% decrease	¥ - 1,257	¥ 154,996
0.5% increase	2,295	- 154,996
Expected rate of return on plan assets
0.5% decrease	¥ - 5,249
0.5% increase	5,249

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

Marketable securities

Toyota’s accounting policy is to record a write-down of such investments to realizable value when a decline in fair value below carrying value is other-than-temporary. In determining if a decline in value is other-than-temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota’s ability and intent to retain its investment in the company for a period of time sufficient to allow for any anticipated recovery in market value.

5.B LIQUIDITY AND CAPITAL RESOURCES

Historically, Toyota has funded its capital expenditures and research and development activities primarily through cash generated by operations.

Toyota expects to sufficiently fund its capital expenditures and research and development activities in fiscal 2005 primarily through cash and cash equivalents on hand and operating cash flows. See “Information on the Company — Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures from April 1, 2001 to March 31, 2004 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota funds its financing programs for customers and dealers, including leasing programs, from both operating cash flows and through borrowings by its finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.

Net cash provided by operating activities was ¥2,283.0 billion for fiscal 2004, compared with ¥2,085.0 billion for the prior year. The increase in net cash provided by operating activities resulted primarily from increased operating income in the automotive operations, which was partially offset by an increase in contributions to plan assets of employee pension plans.

Net cash used in investing activities was ¥2,312.7 billion for fiscal 2004, compared with ¥2,146.4 billion for the prior year. The increase in net cash used in investing activities resulted primarily from the increase in finance receivables, net, which was partially offset by the increase in proceeds and redemptions of marketable securities and security investments and a decrease in additions to fixed assets.

Net cash provided by financing activities was ¥242.2 billion for fiscal 2004, compared with ¥37.6 billion for the prior year. The increase in net cash provided by financing activities resulted primarily from an increase in short-term borrowings and, to a lesser extent, reduced purchases of common stock, which was partially offset by increased payments of long-term debt.

Total capital expenditures for property, plant and equipment, excluding vehicles and equipment on operating leases, were ¥945.8 billion during fiscal 2004, a decrease of 6.0% over the ¥1,005.9 billion in total capital expenditures for the prior year. The decrease in capital expenditures resulted primarily from the impact of the change in foreign currency translation rates.

Total expenditures for vehicles and equipment on operating leases were ¥542.7 billion during fiscal 2004, a decrease of 10.2% over the ¥604.3 billion in expenditures in the prior year. The change resulted primarily from decreased operating lease assets in finance subsidiaries in North America and the change in foreign currency translation rates.

Toyota expects investments in property, plant and equipment, excluding vehicles leased to others, to approximate ¥990.0 billion during fiscal 2005. Toyota’s expected capital expenditures include approximately ¥590.0 billion in Japan, ¥140.0 billion in North America, ¥80.0 in Europe and ¥180.0 in all other areas, respectively.

Based on currently available information, Toyota does not expect environmental matters to have a material impact on its financial position, results of operations, liquidity or cash flows during fiscal 2005. However, there exists a substantial amount of uncertainty with respect to Toyota’s obligations under current and future environment regulations as described in “Information on the Company — Business Overview — Governmental Regulations, Environment and Safety Standards”.

Cash and cash equivalents were ¥1,729.7 billion at March 31, 2004. Most of Toyota’s cash and cash equivalents are held in Japanese yen. In addition, time deposits were ¥68.5 billion and marketable securities were ¥448.5 billion at March 31, 2004.

Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, increased during fiscal 2004 by ¥160.5 billion, or 4.9%, to ¥3,456.2 billion.

Trade accounts and notes receivable, net increased during fiscal 2004 by ¥55.9 billion, or 3.8%, to ¥1,531.7 billion, reflecting the impact of increased revenues, which was partially offset by the impact of the change in foreign currency translation rates.

Inventories increased during fiscal 2004 by ¥57.5 billion, or 5.6%, to ¥1,083.3 billion, reflecting the impact of increased volumes that was partially offset by the impact of the change in foreign currency translation rates.

Total finance receivables, net increased during fiscal 2004 by ¥777.0 billion, or 15.3%, to ¥5,851.9 billion. The change resulted primarily from the increase in wholesale and other dealer loans, including real estate loans and working capital financings provided to dealers, the increase in retail financings mainly due to the continuing increase in the portion of installment sales by dealers that are being financed through Toyota’s financial services operations, and the increase in the number of credit cards issued in Japan. These increases were partially offset by the decrease in finance leases, decrease in securitizations of finance receivables and the change in foreign currency translation rates. Toyota maintains programs to sell finance receivables through special purpose entities and obtained proceeds from securitization transactions, net of purchased and retained interests, amounting to ¥168.1 billion during fiscal 2004. As of March 31, 2004, finance receivables were geographically distributed as follows: in North America 62.9%, in Japan 17.7%, in Europe 9.8% and in all other markets 9.6%.

Marketable securities and other securities investments including those included in current assets increased during fiscal 2004 by ¥432.8 billion, or 19.2%, to ¥2,690.4 billion, reflecting the recovery of market values at March 31, 2004.

Property, plant and equipment increased during fiscal 2004 by ¥150.7 billion, or 2.9%, reflecting an increase of capital expenditures and an increase in the number of consolidated subsidiaries, which was partially offset by depreciation and changes in foreign currency translation rates.

Accounts payable increased during fiscal 2004 by ¥177.7 billion, or 11.6%, reflecting the expansion of product volume, which was partially offset by changes in foreign currency translation rates.

Accrued expenses increased during fiscal 2004 by ¥69.8 billion, or 6.6%, reflecting the increase in expenses due to the increase in product volume, the increase in sales related expenses and employee bonuses, the impact of the increase in the accrued liability for credit card points, which was partially offset by the change in foreign currency translation rates.

Income taxes payable decreased during fiscal 2004 by ¥48.1 billion, or 16.0%, principally as a result of the decrease in the current tax provision due to additional tax credits allowable in Japan effective in fiscal 2004 relating primarily to research and development expenditures.

Toyota’s total borrowings increased during fiscal 2004 by ¥305.3 billion, or 4.2%. Toyota’s short-term borrowings consist of loans with a weighted-average fixed interest rate of 1.29% and commercial paper with a weighted-average fixed interest rate of 1.47%. Short-term borrowings increased during fiscal 2004 by ¥333.4 billion, or 18.0%, to ¥2,189.0 billion. Toyota’s long-term debt consists of unsecured and secured loans, medium-term notes, unsecured notes and long-term capital lease obligations with fixed interest rates ranging from 0.05% to 16.0%, with maturity dates ranging from 2004 to 2031. Toyota’s long-term debt also consists of notes payable related to securitized finance receivables structured as collateralized borrowings. The current portion of long-term debt decreased during fiscal 2004 by ¥137.8 billion, or 10.9%, to ¥1,125.2 billion and the non-current portion increased by ¥109.8 billion, or 2.7%, to ¥4,247.3 billion. The increase in total borrowings reflects the issuance of commercial paper in North America, which was offset by the impact of the change in foreign currency translation rates. At March 31, 2004, approximately 42% of long-term debt was denominated in U.S. dollars, 31% in Japanese yen, 15% in euros and 12% in other currencies. Toyota hedges fixed rate exposure by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.

As of March 31, 2004, Toyota’s total financial debt was 92.5% of total shareholders’ equity, compared to 101.9% as of March 31, 2003.

Toyota’s unfunded pension liabilities decreased during fiscal 2004 by ¥572.7 billion, or 40.5% to ¥841.2 billion. The unfunded pension liabilities relate primarily to the parent company and its Japanese subsidiaries. The unfunded amounts will be funded through future cash contributions by Toyota and its employees or in some cases will be funded on the retirement date of each covered employee. The unfunded pension liabilities decreased as compared to the prior year due to the transfer of the substitutional portion of certain employee pension funds, an increase in cash contributions to the plans and the increase in the market value of assets of the plans. See note 19 to the consolidated financial statements.

Toyota’s long-term debt was rated “AAA” by Standard & Poor’s Ratings Group and “Aaa” by Moody’s Investors Services as of March 31, 2004. These ratings represent Standard and Poor’s highest long-term debt rating and Moody’s highest long-term rating that has been raised from second highest rating during fiscal 2004. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

Toyota’s treasury policy is to maintain controls on all exposures, to adhere to stringent counterparty credit standards, and to actively monitor marketplace exposures. Toyota centralized, and is pursuing global efficiency of, its financial services operations through Toyota Financial Services Corporation.

The key element of Toyota’s financial policy is maintaining a strong financial position that will allow Toyota to fund its research and development initiatives, capital expenditures and financing operations on a cost effective basis even if earnings experience short-term fluctuations. Toyota believes that it maintains sufficient liquidity for its present requirements and that by maintaining high credit ratings, it will continue to be able to access funds from external sources in large amounts and at relatively low costs. Toyota’s ability to maintain its high credit ratings is subject to a number of factors, some of which are not within Toyota’s control. These factors include general economic conditions in Japan and the other major markets in which Toyota does business, as well as Toyota’s successful implementation of its business strategy.

5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Toyota’s research and development activities focus on the environment, vehicle safety, information technology and product development.

Toyota’s environmental research and development activities focus on:

•	Developing light weight and more fuel-efficient engines and transmissions. These technologies include the direct injection four-stroke gasoline engine, the nitrous oxide storage reduction catalytic system and the common rail direct injection diesel engine.

•	Developing alternative fuel powering systems for commercial sale. This includes developing hybrid vehicles such as the Prius and fuel-cell vehicles. The next-generation Prius that Toyota introduced in September 2003 features a new hybrid system combining decreased environmental impact with increased power and performance. Toyota also began limited sales of a fuel cell hybrid vehicle in Japan and the United States in December 2002. Other Toyota efforts in this area include the development of vehicles fueled by compressed natural gas and other alternative fuel vehicles. Toyota has formed a research and development alliance with General Motors Corporation to develop future power systems.

•	Recycling of vehicle parts through the development of recycling technologies. Work in this area includes developing uses for shredder residue, the recycling of nickel-metal hydride batteries and the development of vehicles constructed with a high proportion of recyclable parts.

Toyota’s work in the area of vehicle safety is focused on the development of technologies designed to prevent accidents in the first instance, as well as the development of technologies that protect passengers and reduce the damage on impact in the event of an accident. Safety technologies in development include:

•	research on protecting diverse passengers, including senior citizens,

•	autonomous driving support systems, including frontal crash-prevention support systems, and

•	data exchange driving-support systems using advanced communication technologies.

To expand the frontiers of safety technology in automobiles, Toyota completed in 1995 its first prototype Advanced Safety Vehicle, the ASV-1. In 2000, Toyota created a successor prototype, the ASV-2. The ASV-2 incorporates emerging technologies, such as an autonomous safety support system that uses CCD stereo cameras to recognize obstacles in traffic lanes and an infrastructure-harmonized safety support system to warn the driver of pedestrian crossings. In 2002, Toyota conducted road testing of the ASV-3, a prototype based on further improved infrastructure-harmonized system. With the February 2003 introduction of the Harrier models in Japan, Toyota became the first car manufacturer to implement a pre-collision safety system in its automobiles. This advanced system consists of pre-collision sensors that use millimeter wave radar to detect an imminent crash, seat belts that tighten their hold on passengers during the early stage of crash detection and a brake assist system that utilizes power-assisted braking to minimize the speed on impact. In February 2004, Toyota introduced the pre-collision safety system for the first time in the United States by equipping the LS430 with the above features and suspension control features that control nose dives when apply the brakes. Toyota plans to further continue its focus on developing practical applications for its advanced safety technologies.

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

In September 2002, Toyota and Nissan Motor Co. entered into an agreement setting forth the basic terms of technical cooperation and other long-term projects involving hybrid systems between the parties. This agreement, which aims for a long-term business relationship of 10 years or longer, calls for Toyota to supply state-of-the-art hybrid system components to Nissan. In addition, with the aim of promoting technical cooperation, both companies agreed to exchange information on hybrid systems that both Toyota and Nissan are currently developing independently, and to discuss the joint development of related components. In March 2004, Toyota and Ford Motor Company entered into licensing agreements for patents related to hybrid systems and emissions purification. Pursuant to the agreements, Toyota will license to Ford Motor Corporation patents related to hybrid system control technology. Further, both companies agreed to a cross-licensing arrangement of emission purification technology patents for lean-burn engines.

Toyota’s research and development expenditures were approximately ¥682 billion in fiscal 2004, ¥668 billion in fiscal 2003 and ¥589 billion in fiscal 2002. Worldwide, approximately 27,000 employees are involved in Toyota’s research and development activities.

Toyota does not consider any one group of patents or licenses to be so important that their expiration or termination would materially affect Toyota’s business. For a further discussion of Toyota’s intellectual property, see “Information on the Company — Business Overview — Intellectual Property”.

5.D TREND INFORMATION

For a discussion of the trends that affect Toyota’s business and operating results, see “— Operating Results” and “— Liquidity and Capital Resources”.

5.E OFF-BALANCE SHEET ARRANGEMENTS

Securitization Funding

Toyota uses its securitization program as part of its funding for its financial services operations. Toyota believes that the securitization market is an important element of its financial services operations as it provides a cost-effective funding source.

Securitization of receivables allows Toyota to access a highly liquid and efficient capital market while providing Toyota with an alternative source of funding and investor diversification. See note 7 to the consolidated financial statements with respect to the impact on the balance sheet, income statement, and cash flows of these securitizations.

Toyota’s securitization program involves a two-step transaction. Toyota sells discrete pools of retail finance receivables to a wholly-owned bankruptcy remote special purpose entity (“SPE”), which in turn transfers the receivables to a qualified special purpose entity (“QSPE” or “securitization trust”) in exchange for the proceeds from securities issued by the securitization trust. Once the receivables are transferred to the QSPE, the receivables are no longer assets of Toyota and, therefore, no longer appear in Toyota’s consolidated balance sheet. These securities are secured by collections on the sold receivables and structured into senior and subordinated classes.

The following flow chart diagrams a typical securitization transaction:

Toyota’s use of SPEs in securitizations is consistent with conventional practices in the securitization markets. The sale to the SPE isolates the sold receivables from other creditors of Toyota for the benefit of securitization investors and, assuming accounting requirements are satisfied, the sold receivables are accounted for as a sale. While Toyota retains subordinated interests, investors in securitizations have no recourse to Toyota, any cash reserve funds, and any amounts available or funded under the revolving liquidity notes discussed below. Toyota does not guarantee any securities issued by the securitization trust. Each SPE has a limited purpose and may only be used to purchase and sell the receivables. The individual securitization trusts have a limited duration and generally terminate when investors holding the asset-backed securities have been paid all amounts owed to them.

The SPE retains an interest in the securitization trust. The retained interest includes subordinated securities issued by the securitization trust and interest-only strips representing the right to receive any excess interest. The retained interests are subordinated and serve as credit enhancements for the more senior securities issued by the securitization trust. The retained interests are held by the SPE as restricted assets and are not available to satisfy any obligations of Toyota. If forecasted future cash flows result in an other-than-temporary decline in the fair value of the retained interests, then an impairment loss is recognized to the extent that the fair value is less than the carrying amount. Such losses, are included in the consolidated statement of income. These retained interests as well as senior securities purchased by Toyota are reflected in the consolidated balance sheet for accounting purposes.

Various other forms of credit enhancements are provided to reduce the risk of loss for senior classes of securities. These credit enhancements may include the following:

Cash reserve funds or restricted cash

A portion of the proceeds from the sale of asset-backed securities may be held by the securitization trust in segregated reserve funds and may be used to pay principal and interest to investors if collections on the sold receivables are insufficient. In the event a trust experiences charge-offs or delinquencies above specified levels, additional excess amounts from collections on receivables held by the securitization trusts will be added to such reserve funds.

Revolving liquidity notes

In certain securitization structures, revolving liquidity notes (“RLN”) are used in lieu of deposits to a cash reserve fund. The securitization trust may draw upon the RLN to cover any shortfall in interest and principal payments to investors. Toyota funds any draws, and the terms of the RLN obligate the securitization trust to repay amounts drawn plus accrued interest. Repayments of principal and interest due under the RLN are subordinated to principal and interest payments on the asset-backed securities and, in some circumstances, to deposits into a reserve account. If collections are insufficient to repay amounts outstanding under a RLN, Toyota will recognize a loss for the outstanding amounts. Toyota must fund the entire amount available under the RLN if Toyota’s short-term unsecured debt rating is downgraded below P-1 or A-1 by Moody’s or S&P, respectively. Management believes the likelihood of Toyota incurring such losses or Toyota’s short-term credit rating being downgraded is remote. There were no outstanding amounts drawn on the RLN’s at March 31, 2003 and 2004.

Toyota may enter into a swap agreement with the securitization trust under which the securitization trust is obligated to pay Toyota a fixed rate of interest on payment dates in exchange for receiving amounts equal to the floating rate of interest payable on the asset backed securities. This arrangement enables the securitization trust to issue securities bearing interest on a basis different from that of the receivables held.

Toyota continues to service the sold receivables for a servicing fee. Toyota’s servicing duties include collecting payments on receivables and submitting them to the trustee for distribution to the certificate holders. While servicing the sold receivables for the securitization trusts, Toyota applies the same servicing policies and procedures that are applied to the owned receivables and maintains a normal relationship with the financing customers.

Other significant provisions relating to securitizations are described below.

Receivable Repurchase Obligations

Toyota makes certain representations and warranties to the SPE, and the SPE makes corresponding representations and warranties to the securitization trust, relating to receivables sold in a securitization. Toyota and the SPE may be required to repurchase any receivables in the event of a breach of a representation and warranty relating to the receivable that materially and adversely affects the interest of the SPE, or securitization trust, as applicable. In addition, Toyota, as servicer of the receivables, may be required to repurchase any receivable in the event of a breach of a covenant by the servicer with respect to the receivable that materially and adversely affects the interest of the securitization trust or of an extension or modification of a receivable as to which Toyota, as servicer, does not commit to make advances to fund reductions in interest payments. The repurchase price is generally the outstanding principal balance of the receivable and accrued interest. These provisions are customary for securitization transactions.

Advancing Requirements

As the servicer, Toyota is required to advance certain shortfalls in obligor payments to the securitization trust to the extent it believes the advance will be recovered from future collections of that receivable. Generally, the securitization trust is required to reimburse Toyota for these advances from collections on all receivables before making other required payments. These provisions are customary for securitization transactions.

Lending Commitments

Credit facilities with credit card holders

Toyota’s financial services operation issues credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holders’ requests up to the limits established on an individual holder basis. Although loans made to customers through this facility are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥1,670.6 billion.

Credit facilities with dealers

Toyota’s financial services operation maintains credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota prices the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operation also provides financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota’s outstanding credit facilities with dealers were totaled ¥1,081.2 billion as of March 31, 2004.

Guarantees

Toyota enters into certain guarantee contracts with its dealers to guarantee customers’ payment of their installment payables that arises from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and at March 31, 2004 range from one month to 35 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of March 31, 2004 is ¥1,035.2 billion. Liabilities for these guarantees of ¥4.4 billion have been provided as of March 31, 2004. Under these guarantee contracts, Toyota is entitled to recover any amounts paid by it from the customers whose obligations it guaranteed.

5.F TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For information regarding debt obligations, capital lease obligations, operating leases, and other obligations, including amounts maturing in each of the next five years, see notes 13, 22 and 23 to the consolidated financial statements. In addition, as part of Toyota’s normal business practices, Toyota enters into long-term arrangements with suppliers for purchases of certain raw materials, components and services. These arrangements may contain fixed/minimum quantity purchase requirements. Toyota enters into such arrangements to facilitate an adequate supply of these materials and services.

The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2004:

	Yen in millions
		Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Contractual Obligations:
Short-term borrowings (note 13)
Loans	¥806,508	¥806,508
Commercial paper	1,382,516	1,382,516
Long-term debt (note 13)	5,295,756	1,111,198	¥1,587,852	¥1,735,370	¥861,336
Capital lease obligations (note 13)	76,705	13,997	26,569	13,714	22,425
Non-cancelable operating lease obligations (note 22)	40,920	9,304	12,751	6,630	12,235
Commitments for the purchase of property, plant and other assets (note 23)	56,352	54,445	1,907	—	—

Total	¥7,658,757	¥3,377,968	¥1,629,079	¥1,755,714	¥895,996

No material funding contribution to the pension fund is expected for fiscal 2005 and subsequent years as of March 31, 2004.

	Yen in millions
		Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
Commercial Commitments:
Maximum potential exposure to guarantees given in the ordinary course of business (note 23)	¥1,035,211	¥374,021	¥463,221	¥163,609	¥34,360

Total Commercial Commitments	¥1,035,211	¥374,021	¥463,221	¥163,609	¥34,360

5.G SAFE HARBOR

All in formation that is not historical in nature disclosed under “Item 5. Operating and Financial Review and Prospects — Off-Balance Sheet Arrangements” and “— Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement with Respect to Forward-Looking Statements” for additional information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

In June 2003, Toyota implemented a comprehensive reorganization of its senior management structure. As part of this reorganization, Toyota introduced a streamlined board of directors and established the new position of non-board managing officer. Senior Managing Directors not only serve as members of the board to participate in the management of Toyota but also serve as the highest authorities in their respective areas of supervision and oversee the daily operations of specific fields/divisions in conjunction with non-board managing officers. This allows Senior Managing Directors to serve as a conduit between management and daily operations. The 44 non-board managing officers generally have responsibility for Toyota’s daily operations in specific fields/divisions and report to the designated Senior Managing Director, and are appointed for one-year terms. Toyota believes that this new management system has enhanced its global competitiveness by promoting timely, hands-on decision-making for day-to-day operational matters. In addition, Toyota appointed an additional outside corporate auditor in order to strengthen the corporate auditing efforts of its board of auditors.

Name	Age	Title	Date First Elected to Board or as Auditor
Hiroshi Okuda	71	Chairman of the Board	July 1982
Kosuke Ikebuchi	67	Vice Chairman of the Board	September 1988
Katsuhiro Nakagawa	62	Vice Chairman of the Board	June 2001
Fujio Cho	67	President, Member of the Board	September 1988
Akihiko Saito	63	Executive Vice President, Member of the Board	September 1991
Ryuji Araki	64	Executive Vice President, Member of the Board	September 1992
Yoshio Ishizaka	64	Executive Vice President, Member of the Board	September 1992
Kosuke Shiramizu	63	Executive Vice President, Member of the Board	September 1992
Katsuaki Watanabe	62	Executive Vice President, Member of the Board	September 1992
Kazushi Iwatsuki	63	Executive Vice President, Member of the Board	June 1999
Yasuhito Yamauchi	62	Senior Managing Director, Member of the Board	June 1995
Takashi Kamio	61	Senior Managing Director, Member of the Board	June 1996
Hiroyuki Watanabe	61	Senior Managing Director, Member of the Board	June 1996
Akio Matsubara	62	Senior Managing Director, Member of the Board	June 1996
Tokuichi Uranishi	62	Senior Managing Director, Member of the Board	June 1996
Kazuo Okamoto	60	Senior Managing Director, Member of the Board	June 1996
Kyoji Sasazu	60	Senior Managing Director, Member of the Board	June 1997
Mitsuo Kinoshita	58	Senior Managing Director, Member of the Board	June 1997
Yoshimi Inaba	58	Senior Managing Director, Member of the Board	June 1997
Takeshi Uchiyamada	57	Senior Managing Director, Member of the Board	June 1998
Masatami Takimoto	58	Senior Managing Director, Member of the Board	June 1999
Akio Toyoda	48	Senior Managing Director, Member of the Board	June 2000
Tetsuo Hattori	57	Senior Management Director, Member of the Board	June 1999
Takeshi Suzuki	56	Senior Management Director, Member of the Board	June 2000
Shoichiro Toyoda	79	Honorary Chairman of the Board	July 1952
Yukitoshi Funo	57	Director, Member of the Board	June 2000
Atsushi Niimi	56	Director, Member of the Board	June 2000
Hideaki Miyahara	61	Corporate Auditor	June 2000
Yoshiro Hayashi	55	Corporate Auditor	June 2003
Chiaki Yamaguchi	54	Corporate Auditor	June 2003
Yasutaka Okamura	75	Corporate Auditor	June 1997
Hiromu Okabe	67	Corporate Auditor	June 2002
Yoichi Kaya	70	Corporate Auditor	June 2003
Tadashi Ishikawa	62	Corporate Auditor	June 2003

The term of each director listed above expires in June 2005.

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

Katsuhiro Nakagawa has served as a Managing Director, Member of the Board of Toyota Motor Corporation since 2001 and as the Vice Chairman of the Board since 2004. Mr. Nakagawa served as an Executive Vice President, Member of the Board between 2003 and 2004. Mr. Nakagawa served as the Executive Advisor of The Tokio Marine and Fire Insurance Co., Ltd. between 1998 and 2001. Mr. Nakagawa was the Vice-Minister for International Affairs at the former Japanese Ministry of International Trade and Industry before joining The Tokio Marine and Fire Insurance Co., Ltd. Mr. Nakagawa joined Toyota in 2001.

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

Tokuichi Uranishi has served as a Director, Member of the Board of Toyota Motor Corporation since 1996 and as a Senior Managing Director, Member of the Board since 2003. Mr. Uranishi has also served as the Chief Europe & Africa Operations Officer of Toyota since 2003 and the Chief Overseas Planning Officer since 2004. Mr. Uranishi joined Toyota in 1966.

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

Mitsuo Kinoshita has served as a Director, Member of the Board of Toyota Motor Corporation since 1997 and as a Senior Managing Director, Member of the Board since 2003. Mr. Kinoshita has also served as the Chief Business Development Officer, Chief Purchasing Officer and Chief Housing Officer of Toyota since 2004. Mr. Kinoshita joined Toyota in 1968.

Yoshimi Inaba has served as a Director, Member of the Board of Toyota Motor Corporation since 1997 and as a Senior Managing Director, Member of the Board since 2003. Mr. Inaba has also served as the Chief The Americas Operations Officer and Chief Oceania, Middle East and Southwest Asia Operations Officer and Chief Overseas Customer Service Operations Officer of Toyota since 2003. Mr. Inaba joined Toyota in 1968.

Takeshi Uchiyamada has served as a Director, Member of the Board of Toyota Motor Corporation since 1998 and as a Senior Managing Director, Member of the Board since 2003. Mr. Uchiyamada has also served as the Chief Production Control & Logistics Officer of Toyota since 2004. Mr. Uchiyamada joined Toyota in 1969.

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

Tetsuo Hattori has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2004. Mr. Hattori has also served as the Chief Vehicle Engineering Officer of Toyota since 2004. Mr. Hattori served as a Director, Member of the Board from 1999 to 2003 and as a Managing Officer from 2003 to 2004. Mr. Hattori joined Toyota in 1971.

Takeshi Suzuki has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2004. Mr. Suzuki has also served as the Chief Accounting and Finance Officer since 2004. Mr. Suzuki served as a Director, Member of the Board from 2000 to 2003 and as a Managing Officer from 2003 to 2004. Mr. Suzuki joined Toyota in 1970.

Shoichiro Toyoda has served as a Director, Member of the Board of Toyota Motor Corporation since 1952. Dr. Toyoda is currently the Honorary Chairman of the Board of Toyota Motor Corporation. Dr. Toyoda joined Toyota in 1952.

Yukitoshi Funo has served as a Director, Member of the Board of Toyota Corporation since 2004. Mr. Funo has also served as the Chief The Americas Operations Officer since 2000 and as the President of Toyota Motor Sales, U.S.A., Inc. since 2003. Mr. Funo served as a Director, Member of the Board from 2000 to 2003 and as a Managing Officer from 2003 to 2004. Mr. Funo joined Toyota in 1970.

Atsushi Niimi has served as a Director, Member of the Board of Toyota Corporation since 2004. Mr. Niimi has also served as the President of Toyota Motor Manufacturing North America, Inc. since 2002. Mr. Niimi served as a Director, Member of the Board from 2000 to 2003 and as a Managing Officer from 2003 to 2004. Mr. Niimi joined Toyota in 1971.

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

6.B COMPENSATION OF DIRECTORS AND CORPORATE AUDITORS

The aggregate amount of remuneration, including bonuses but excluding stock options, paid to all directors and corporate auditors as a group by Toyota for services in all capacities during fiscal 2004 was ¥1,997 million. Directors and corporate auditors of Toyota Motor Corporation receive year-end bonuses, the aggregate amount of which is approved at Toyota Motor Corporation’s annual general meeting of shareholders and is based on Toyota Motor Corporation’s financial performance for the fiscal year. The amounts of the bonuses paid to individual directors and corporate auditors are then determined at a meeting of Toyota Motor Corporation’s board of directors and the meeting of corporate auditors.

Toyota Motor Corporation also granted to its directors 4,600 stock acquisition rights to purchase up to 460,000 shares of common stock during fiscal 2004 under its stock option plan. For a detailed description of the stock options and the stock option plan, see “— Share Ownership”.

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

During fiscal 2004, Toyota paid retirement allowances aggregating ¥2,207 million to retiring directors and corporate auditors.

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

The board of directors may elect one Chairman of the Board, one President and one or more Vice Chairmen of the Board, Executive Vice Presidents and Senior Managing Directors. The board of directors elects, pursuant to its resolutions, one or more Representative Directors. Each Representative Director represents Toyota generally in the conduct of its affairs. The board of directors has the ultimate responsibility for the administration of Toyota’s affairs. None of Toyota’s directors is party to a service contract with Toyota or any of its subsidiaries that provides for benefits upon termination of employment.

Under Japan’s Commercial Code, and the Law concerning Exceptional Measures to the Commercial Code with respect to Auditing, etc. of Joint Stock Corporations (the “Special Exception Law”), Toyota must have at least three corporate auditors. At least one must be a person who has not been a Director, executive officer, general manager or employee of Toyota or any of its subsidiaries during the five-year period prior to his or her election as a corporate auditor. After the conclusion of the ordinary general meeting of shareholders to be held in June 2006, at least half of the corporate auditors will be required to be persons who have not been a Director, executive officer, general manager of employee of Toyota or any of its subsidiaries at any time prior to their election as corporate auditors. The corporate auditors may not at the same time be directors, executive officers, general managers or employees of Toyota or any of its subsidiaries. Together, these corporate auditors form a board of corporate auditors. The corporate auditors have the duty to examine the financial statements and business reports which are submitted by the board of directors to the general meeting of shareholders. The corporate auditors also supervise the administration of Toyota’s affairs by the directors. Corporate auditors are not required to be, and Toyota’s corporate auditors are not, certified public accountants. They are required to participate in meetings of the board of directors but are not entitled to vote.

Toyota does not have a remuneration committee.

Significant Differences in Corporate Governance Practices between Toyota and U.S. Companies Listed on the NYSE

Pursuant to home country practices exemptions granted by the New York Stock Exchange (the “NYSE”), Toyota is permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of NYSE’s listing standards. In November 2003, the Securities and Exchange Commission (the “SEC”) approved changes to the NYSE’s listing standards related to corporate governance practices of listed companies (the “NYSE Corporate Governance Rules”). Toyota is exempted from the approved changes, except for requirements that (a) Toyota’s board of corporate auditors satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (b) Toyota must disclose significant differences in its corporate governance practices as compared to those followed by domestic companies under the NYSE listing standards and (c) Toyota’s principal executive officer must notify the NYSE of material non-compliance with (a) and (b). Toyota’s corporate governance practices and those followed by domestic companies under the NYSE Corporate Governance Rules have the following significant differences:

1. Directors. Toyota currently does not have any directors who will be deemed as an “independent director” as required under the NYSE Corporate Governance Rules for U.S. listed companies. Unlike the NYSE Corporate Governance Rules, the Commercial Code of Japan (the “Code”) and the Law concerning Exceptional Measures to the Commercial Code with respect to Auditing, etc. of Joint Stock Corporations (the “Special Exception Law”) do not require Japanese companies with a board of corporate auditors such as Toyota to have any independent directors on its board of directors. While the NYSE Corporate Governance Rules require that the non-management directors of each listed company meet at regularly scheduled executive sessions without management, Toyota currently has no non-management director on its board of directors. Unlike the NYSE Corporate Governance Rules, the Code and the Special Exception Law do not require, and accordingly Toyota does not have, an internal corporate organ or committee comprised solely of independent directors.

2. Committees. Under the Code and the Special Exception Law, Toyota has elected to structure its corporate governance system as a company with corporate auditors, who are under a statutory duty to monitor, review and report on the management of the affairs of Toyota. Toyota, as with other Japanese companies with a board of corporate auditors, but unlike U.S. listed companies subject to the NYSE Corporate Governance Rules, does not have specified committees, including those that are responsible for director nomination, corporate governance and executive compensation.

Pursuant to the Code, Toyota’s board of directors nominates and submits a proposal for the appointment of directors for shareholder approval. The shareholders vote on such nomination at the general meeting of shareholders. The Code requires that the respective total amount of remuneration to be paid to all directors and all corporate auditors must be determined by a resolution of the general meeting of shareholders, unless their remuneration is provided for in the Articles of Incorporation. The distribution of remuneration among each director is broadly delegated to the board of directors and the distribution of remuneration among each corporate auditor is determined by consultation among the corporate auditors.

3. Audit Committee. Toyota plans to avail itself of paragraph (c)(3) of Rule 10A-3 of the Exchange Act, which provides a general exemption from the audit committee requirements to a foreign private issuer with a board of corporate auditors, subject to certain requirements which continue to be applicable under Rule 10A-3.

Pursuant to the requirements of the Code and the Special Exception Law, Toyota elects its corporate auditors through a resolution adopted at a general meeting of shareholders. Toyota currently has seven (7) corporate auditors, which exceeds the minimum number of corporate auditors required pursuant to the Code and the Special Exception Law.

Unlike the NYSE Corporate Governance Rules, the Code and the Special Exception Law, among others, do not require corporate auditors to establish an expertise in accounting nor are they required to present other special knowledge and experience. Under the Special Exception Law, the board of corporate auditors may determine the auditing policies and methods of investigating the conditions of Toyota’s business and assets, and may resolve other matters concerning the execution of the corporate auditor’s duties. The board of corporate auditors also prepares auditors’ reports and gives consent to proposals of the nomination of corporate auditors and accounting auditors.

Toyota currently has four (4) outside corporate auditors under the Special Exception Law. Under the Special Exception Law, at least one of the corporate auditors of Toyota must be an “outside” corporate auditor, which is such person who was not a director, executive officer, manager, or employee of Toyota or its subsidiaries during the five-year period prior to such corporate auditor’s election. Such qualifications for an “outside” corporate auditor are different from the audit committee independence requirement under the NYSE Corporate Governance Rules.

4. Corporate Governance Guidelines. Unlike the NYSE Corporate Governance Rules, Toyota is not required to adopt or disclose corporate governance guidelines under Japanese laws and regulations, including the Code and the Securities and Exchange Law of Japan or stock exchange rules. However, Toyota is required to disclose policies and the present status of its corporate governance in its annual securities report and certain other disclosure documents in accordance with the regulations under the Japanese Securities and Exchange Law and stock exchange rules in respect of timely disclosure.

5. Code of Business Conduct and Ethics. Unlike the NYSE Corporate Governance Rules, under Japanese laws and regulations including the Code and the Securities and Exchange Law of Japan, or stock exchange rules, Toyota is not required to adopt a code of business conduct and ethics for directors, officers and employees. Accordingly, Toyota is not required to adopt and disclose waivers of the code of business conduct and ethics for these individuals. However, Toyota maintains guidelines and internal regulations such as “Guiding Principles at the Company” and “Code of Conduct for the Company Employees” and has also established a code of ethics pursuant to Section 406 of the Sarbanes-Oxley Act. Please see “Code of Ethics” for additional information.

6. Shareholder Approval of Equity Compensation Plans. Unlike the NYSE Corporate Governance Rules, under which material revisions to equity-compensation plans of listed companies are subject to shareholder approval, pursuant to the Code, if Toyota desires to adopt an equity-compensation plan under which stock acquisition rights are granted on specially favorable terms to the recipient (except where such rights are granted to all of its shareholders on a pro-rata basis at the same time), then Toyota must obtain approval by super-majority (as defined in the Code) at the general meeting of shareholders. Such approval is applicable only to stock acquisition rights to be granted within one year from the date of the approval.

6.D EMPLOYEES

The total number of Toyota employees, on a consolidated basis, as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau was 264,410 at March 31, 2004, 264,096 at March 31, 2003 and 246,702 at March 31, 2002. The following tables set forth a breakdown of persons employed by business segment and by geographic location at March 31, 2004.

Segment	Number of Employees	Location	Number of Employees
Automotive	233,184	Japan	175,096
Financial services	6,370	North America	30,806
All other	19,895	Europe	17,349
Unallocated	4,961	Other foreign countries	41,159

Total company	264,410	Total company	264,410

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

Toyota’s average number of temporary employees at the end of each month on a consolidated basis was 48,664 during fiscal 2004, compared to 30,816 during fiscal 2003 (5,010 on an unconsolidated basis during fiscal 2003).

6.E SHARE OWNERSHIP

The following table sets forth information with respect to the number of shares of Toyota’s common stock held by each director and corporate auditor as of June 2004.

Name	Number of Shares
Hiroshi Okuda	64,963
Kosuke Ikebuchi	17,080
Katsuhiro Nakagawa	10,000
Fujio Cho	25,105
Akihiko Saito	116,757
Ryuji Araki	108,293
Yoshio Ishizaka	14,310
Kosuke Shiramizu	10,000
Katsuaki Watanabe	12,171
Kazushi Iwatsuki	12,110
Yasuhito Yamauchi	12,936
Takashi Kamio	15,100
Hiroyuki Watanabe	7,315
Akio Matsubara	14,044
Tokuichi Uranishi	15,333
Kazuo Okamoto	13,264
Kyoji Sasazu	14,092
Mitsuo Kinoshita	12,070
Yoshimi Inaba	15,000
Takeshi Uchiyamada	12,464
Masatami Takimoto	10,100
Akio Toyoda	2,529,891
Tetsuo Hattori	5,526
Takeshi Suzuki	7,076
Shoichiro Toyoda	13,136,193
Yukitoshi Funo	5,248
Atsushi Niimi	7,038
Hideaki Miyahara	19,600
Yoshiro Hayashi	5,000
Chiaki Yamaguchi	5,000
Yasutaka Okamura	—
Hiromu Okabe	—
Yoichi Kaya	—
Tadashi Ishikawa	3,000
Total	16,256,079

Each of the persons listed above owns less than one percent of the issued and outstanding shares of common stock of Toyota. The shares listed above do not include options that are exercisable for shares of Toyota’s common stock. For a description of these options, see “— Stock Options” below.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

Stock Options

Toyota has enacted stock option plans in each of the past five years. The plans for which stock options or stock acquisition rights are currently exercisable or will become exercisable in the future were approved by Toyota’s shareholders in June of 2000, 2001, 2002, 2003 and 2004. Under the plan enacted in 2000, Toyota issued options to purchase up to 455,000 shares of common stock to its directors. Under the plan enacted in 2001, Toyota issued options to purchase up to 1,361,000 shares of common stock to its directors and 408 other employees that held the two highest ranks at Toyota at the time the plan was approved. Under the plan enacted in 2002, Toyota issued stock acquisition rights, which are rights introduced as of April 2002 pursuant to the amendment to the Commercial Code, to purchase up to 1,876,000 shares of common stock to its directors and 496 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2003 plan, Toyota is authorized to issue stock acquisition rights to purchase up to 1,958,000 shares of common stock to its directors and 565 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2004 plan, Toyota is authorized to issue stock acquisition rights to purchase up to 2,021,000 shares of common stock to its directors and 582 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate.

Pursuant to the provisions of each plan enacted prior to 2002, options may be exercised during a two-year period that starts two years from the date first granted at an exercise price of 1.025 times the closing price of Toyota’s common stock on the Tokyo Stock Exchange on the date of grant. Each plan provides that each director will be granted no more than 15,000 and no less than 5,000 options and the year 2001 plan provides that each eligible employee will be granted 2,000 options. Each option represents one share of common stock of Toyota. Pursuant to the provisions of the 2002, 2003 and 2004 plans, stock acquisition rights may be exercised during a four-year period that starts two years from the date first granted at an exercise price of 1.025 times the closing price of Toyota’s common stock on the Tokyo Stock Exchange on the date of grant. The 2002 plan provides that each director will be granted no more than 200 and no less than 100 stock acquisition rights, and each eligible officer or employee will be granted no more than 100 and no less than 20 stock acquisition rights. The 2003 plan provides that each director will be granted no more than 200 and no less than 150 stock acquisition rights, and each eligible officer or employee will be granted no more than 100 and no less than 20 stock acquisition rights. The 2004 plan provides that each director will be granted no more than 200 and no less than 150 stock acquisition rights, and each eligible officer or employee will be granted no more than 100 and no less than 20 stock acquisition rights. For each of the 2002, 2003 and 2004 plans, one hundred shares will be issued or delivered upon the exercise of each stock acquisition right. The options are granted as of August 1 of each year for each plan, except for the 2004 plan, which options are to be granted as of August 2, 2004.

Each plan further provides that an option holder who retires while his options are still exercisable retains the right to exercise his options until the earlier of: (i) six months after his retirement, or (ii) four years (six years under the 2002 plan) after the date the options were first granted. Under the 2003 and 2004 plan, an option holder who retires while his options are still exercisable retains the right to exercise his shares until six years after the date the options were first granted. An option holder’s right to purchase common stock under each plan lapses automatically upon his death.

The following table summarizes information for options outstanding and exercisable at March 31, 2004:

	Outstanding				Exercisable
Exercise Price range	Number of shares	Weighted- average exercise price	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price	Weighted- average exercise price
(Yen)		(Yen)	(Dollars)	(Years)		(Yen)	(Dollars)
¥2,958 – 4,000	3,525,000	¥3,044	$29	4.88	—	—	—
¥4,001 – 4,838	1,253,000	¥4,330	$41	1.13	1,253,000	¥4,330	$41

During 2001, Toyota adopted an incentive plan with terms similar to its stock option plans described above. Under the plan, 58 directors, officers and employees of Toyota subsidiaries and one Toyota affiliate, each located outside Japan, are eligible to receive 2,000 options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

As of March 31, 2004, 3,330,470,317 shares (excluding treasury shares) of Toyota’s common stock were outstanding. Beneficial ownership of Toyota’s common stock in the table below was prepared from publicly available records of the filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Securities and Exchange Law of Japan.

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

Name of Beneficial Owner	Number of Shares	Percentage of Shares Outstanding
Toyota Industries Corporation	187,115,312	5.18
UFJ Bank Limited and its joint holders	180,931,065	5.01

The number of shares owned by UFJ Bank Limited (a successor in interest to The Sanwa Bank, Limited and The Tokai Bank, Limited that was created by a merger between the two banks as of January 15, 2002) and its joint holders is based on a report filed under the Securities and Exchange Law of Japan stating that, as of April 30, 2004, UFJ Bank Limited and its joint holders directly held 102,642,565 shares, and was deemed to hold beneficially, pursuant to investment or trust contracts, 78,288,500 shares of Toyota’s common stock.

The number of shares owned by Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd.) is based on a report filed under the Securities and Exchange Law of Japan stating that Toyota Industries Corporation held or was deemed to hold beneficially, as of November 13, 1995, 187,115,312 shares of Toyota’s common stock.

Based on information made publicly available on or after January 1, 2001, the following table describes transactions resulting in a 1% or greater change in the percentage ownership held by major beneficial owners of Toyota’s common stock.

Name of Shareholder	Date of Transaction	Shares Owned Prior to Transaction	Percentage of Shares Issued	Number of Shares Changed	Shares Owned After the Transaction	Percentage of Shares Issued
The Sanwa Bank, Limited and its joint holders*	April 2, 2001	191,706,330	5.12	225,519,895	417,226,225	11.31
Sumitomo Mitsui Banking Corporation and its joint holder	April 30, 2001	—	—	—	186,315,239	5.06
The Sanwa Bank, Limited, The Tokai Bank, Limited and their joint holders	May 17, 2001	417,226,225	11.31	(37,414,900)	379,811,325	10.31
The Sanwa Bank, Limited, The Tokai Bank, Limited and their joint holders	October 31, 2001	378,027,758	10.26	(45,710,200)	332,317,558	9.10
UFJ Bank Limited** and its joint holders	January 31, 2002	332,317,558	9.10	(38,857,900)	293,459,658	8.04
Sumitomo Mitsui Banking Corporation and its joint holder	October 31, 2002	186,315,239	5.06	(67,881,090)	118,434,149	3.28
UFJ Bank Limited and its joint holders	April 30, 2003	255,060,258	7.07	(37,921,480)	217,135,458	6.01

*	The Tokai Bank, Limited became a joint holder as of April 2, 2001.
**	Created by a merger between The Sanwa Bank, Limited and The Tokai Bank, Limited on January 15, 2002. The percentage holding of shares issued by UFJ Bank Limited and its joint holders was changed to 7.80 as of April 30, 2002.

According to The Bank of New York, depositary for Toyota’s ADSs, as of March 31, 2004, 36,842,444 shares of Toyota’s common stock were held in the form of ADRs and there were 1,851 ADR holders of record in the United States. According to Toyota’s register of shareholders, as of March 31, 2004, there were 339,549 holders of common stock of record worldwide. As of March 31, 2004, there were 263 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 5.9% of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

To the extent known to Toyota, Toyota is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

Toyota knows of no arrangements the operation of which may at a later time result in a change of control.

7.B RELATED PARTY TRANSACTIONS

Business Relationships

Toyota purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s equity-method affiliates and those firms with which certain members of Toyota’s board of directors are affiliated. Toyota purchased materials, supplies and services from these affiliated entities in the amount of ¥2,182.2 billion in fiscal 2004. Toyota also sells its products and services to Toyota’s equity-method affiliates and firms with which certain members of Toyota’s board of directors are affiliated. Toyota sold products and services to these affiliated entities in the amount of ¥883.1 billion in fiscal 2004. Toyota believes all of these purchase and sale transactions were arm’s-length transactions. See note 12 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with affiliated companies.

Loans

Toyota regularly has trade accounts and other receivables payable by, and accounts payable to, Toyota’s equity-method affiliates and firms with which certain members of Toyota’s board of directors are affiliated. Toyota had outstanding trade accounts and other receivables payable by these affiliated entities in the amount of ¥129 billion as of March 31, 2004. Toyota had accounts payable to these affiliated entities in the amount of ¥460.7 billion as of March 31, 2004.

Toyota held convertible debt securities issued by an equity-method affiliate in the amount of ¥6.2 billion as of March 31, 2004. The debt securities have interest rate of 0.6%. The maturity of these debt securities is two years.

Toyota, from time to time, provides short- to medium-term loans to its affiliates, as well as loans under a loan program established by certain subsidiaries to assist their executives and directors with the purchase of homes. As of March 31, 2004, an aggregate amount of ¥4.8 billion in loans was outstanding to its equity-method affiliates. As of March 31, 2004, an aggregate amount of ¥34.6 billion in loans was outstanding to those of its affiliates not accounted for under the equity method, which are 20% to 50% owned by Toyota. As of March 31, 2004, the largest single loan outstanding to any such equity-method affiliate was a short-term loan of ¥2.9 billion at a fixed rate. Toyota believes that each of these loans was entered into in the ordinary course of business.

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

	Tokyo Stock Exchange		Nasdaq		New York Stock Exchange
	Price per Share		Price per ADS		Price per ADS
	High	Low	High	Low	High	Low
Fiscal Year Ending March 31,
2000	5,500	3,150	104	52 3/8	$104	$60.875
2001	5,800	3,370			108.25	58.20
2002	4,450	2,665			71.50	46.60
2003	3,790	2,625			57.45	44.40
2004	3,950	2,480			74.50	41.96

Financial Quarter Ending
September 30, 2002	3,450	2,690			54.30	47.00
December 31, 2002	3,300	2,755			53.85	45.50
March 31, 2003	3,300	2,625			55.37	44.40
June 30, 2003	3,180	2,455			53.75	41.17
September 30, 2003	3,920	2,975			67.52	49.65
December 31, 2003	3,720	3,130			69.75	57.75
March 31, 2004	3,990	3,390			75.88	64.52
June 30, 2004	4,420	3,740			81.73	66.71

Month Ending
January 31, 2004	3,800	3,450			72.29	65.80
February 28, 2004	3,800	3,390			69.99	64.52
March 31, 2004	3,990	3,630			75.88	68.25
April 30, 2004	4,180	3,740			76.55	70.71
May 31, 2004	4,010	3,730			74.67	65.65
June 30, 2004	4,420	3,990			81.73	72.77

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

General

Toyota’s authorized share capital as of March 31, 2004 is 9,740,185,400 shares, of which 3,609,997,492 shares were issued. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against Toyota, a shareholder must have its name and address registered on Toyota’s register of shareholders, in accordance with Toyota’s share handling regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights.

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

The Commercial Code provides that a quorum of at least one-third of outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

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

Repurchase by Toyota of Shares

Toyota may acquire its own shares (i) through a stock exchange on which such shares are listed or by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the board of directors), (ii) by purchase from a specific party (pursuant to a special resolution of an ordinary general meeting of shareholders) or (iii) from a subsidiary of Toyota (pursuant to a resolution of the board of directors). When such acquisition is made by Toyota from a specific party other than a subsidiary of Toyota, any other shareholder may make a demand to a representative director, more than five calendar days prior to the relevant shareholders’ meeting, that Toyota also purchase the shares held by such shareholder. Any such acquisition of shares must satisfy certain requirements, including, in a case other than the acquisition by Toyota of its own shares pursuant to a resolution of the board of directors or the acquisition by Toyota of its shares from its subsidiaries, that the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital pursuant to a resolution of the relevant ordinary general meeting of shareholders. If Toyota purchases shares pursuant to a resolution of the board of directors or if Toyota purchases shares from its subsidiaries, the total amount of the purchase price may not exceed the amount of the retained earnings available for an interim dividend payment minus the amount of any interim dividend Toyota actually paid. However, if it is anticipated that the net assets on the balance sheet as at the end of the immediately following fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and certain other items, Toyota may not acquire such shares.

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

Foreign investors are:

•	individuals who are exchange non-residents;

•	corporations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

•	corporations (1) of which 50% or more of their voting rights are held by individuals who are exchange non-residents and/or corporations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside of Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

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

10.E TAXATION

The following discussion is a general summary of the principal U.S. federal income and Japanese national tax consequences of the acquisition, ownership and disposition of shares of common stock or ADSs. This summary does not purport to address all material tax consequences that may be relevant to holders of shares of common stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for the U.S. alternative minimum tax, investors that own or are treated as owning 10% or more of Toyota’s voting stock, investors that hold shares of common stock or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the tax laws and regulations of the United States and Japan, judicial decisions, published rulings and administrative pronouncements all as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan, as described below, all of which are subject to change (possibly with retroactive effect), and to differing interpretations. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement, and in any related agreement, will be performed in accordance with its terms.

U.S. Holders (as defined below) should note that the United States and Japan have ratified the new income tax convention (the “New Treaty”), which is to replace its predecessor income tax convention signed on March 8, 1971 (the “Prior Treaty”). The New Treaty entered into force on March 30, 2004 and shall be applicable in Japan, in place of the Prior Treaty, (i) with respect to taxes withheld at source, for amounts taxable on or after July 1, 2004, and (ii) with respect to taxes on income which are not withheld at source and the enterprise taxes, as regards income for any taxable year beginning on or after January 1, 2005 (subject to certain transitional rules with respect to both items (i) and (ii) above). The Prior Treaty shall cease to have effect in relation to any tax from the date on which the New Treaty shall be applicable (subject to certain transitional rules allowing for exceptions). Where relevant, U.S. Holders are urged to confirm whether they are entitled to the treaty benefit provided under the Prior Treaty or the New Treaty, as the case may be, with their tax advisors.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of common stock or ADSs that, for U.S. federal income tax purposes, is:

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

An “Eligible U.S. Holder” is a U.S. Holder that:

1. is a resident of the United States for purposes of the Prior Treaty or the New Treaty, as applicable from time to time,

2. does not maintain a permanent establishment or fixed base in Japan to which the Shares or ADSs are attributable and through which the U.S. Holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services), and

3. is otherwise eligible for benefits under the Prior Treaty or the New Treaty, as applicable, with respect to income and gain derived in connection with the shares of common stock or ADSs.

This summary does not address any aspects of U.S. federal tax law other than income taxation, and does not discuss any aspects of Japanese tax law other than such income taxation, as limited to national taxes and inheritance and gift taxation. This summary also does not cover any state or local, or non-U.S. non-Japanese tax considerations. Investors are urged to consult their tax advisors regarding the U.S. federal, state and local and Japanese and other tax consequences of acquiring, owning and disposing of shares of common stock or ADSs. In particular, where relevant, investors are urged to confirm their status as Eligible U.S. Holders with their tax advisors and to discuss with their tax advisors any possible consequences of their failure to qualify as Eligible U.S. Holders.

In general, taking into account the earlier assumption, for purposes of the Prior Treaty and the New Treaty, as applicable, and for U.S. federal income and Japanese tax purposes, owners of ADRs evidencing ADSs will be treated as the owners of the shares of common stock represented by those ADSs, and exchanges of shares of common stock for ADSs, and exchanges of ADSs for shares of common stock, will not be subject to U.S. federal income or Japanese tax.

The discussion below is intended for general information only and does not constitute a complete analysis of all tax consequences relating to ownership of shares of common stock or ADSs. Prospective purchasers of shares of common stock or ADSs should consult their own tax advisors concerning the tax consequences of their particular situations.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to holders of shares of common stock and of ADSs who are either individuals who are not residents of Japan or non-Japanese corporations, without a permanent establishment in Japan (“non-resident Holders”).

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits in themselves are not subject to Japanese income tax.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to individuals who are non-residents of Japan or non-Japanese corporations is 20 percent. With respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock of Toyota) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or Japanese non-resident individuals, such as non-resident Holders), except for any individual shareholder who holds 5 percent or more of the total issued shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before March 31, 2008, and (ii) 15 percent for dividends due and payable on or after April 1, 2008. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the U.K.

Under the Prior Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor was limited to 15 percent of the gross amount actually distributed. However, under the New Treaty which would become applicable to dividends declared by Toyota on or after July 1, 2004, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally limited to 10 percent of the gross amount actually distributed, and Japanese withholding tax with respect to dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund is exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Toyota to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on shares of common stock by Toyota is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through Toyota to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after Toyota’s fiscal year-end). To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority.

Gains derived from the sale of shares of common stock or ADSs outside Japan by a non-resident Holder holding such shares of common stock or ADSs as portfolio investors are, in general, not subject to Japanese income or corporation tax. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Prior Treaty and the New Treaty, as applicable.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of common stock or ADSs as a legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

Holders of shares of common stock or ADSs should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. Holders, the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

U.S. Federal Income Taxation

U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to holders of shares of common stock of Toyota and of ADSs that are U.S. Holders and that hold those shares or ADSs as capital assets (generally, for investment purposes).

Taxation of Dividends

Subject to the passive foreign investment company rules discussed below, under U.S. federal income tax law, the gross amount of any distribution made by Toyota in respect of shares of common stock or ADSs (without reduction for Japanese withholding taxes) will constitute a taxable dividend to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The U.S. dollar amount of such a dividend generally will be included in the gross income of a U.S. Holder, as ordinary income, when actually or constructively received by the U.S. Holder, in the case of shares of common stock, or by the depositary, in the case of ADSs. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Subject to certain exceptions for short-term and hedged positions, and provided that we are not a passive foreign investment company (as discussed below), dividends received by certain U.S. Holders (including individuals) prior to January 1, 2009 with respect to the common stock or ADSs will be subject to U.S. federal income taxation at a maximum rate of 15%. However, the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which shareholders (and intermediaries) will be permitted to rely on certifications from issuers to establish that dividends qualify for the reduced rate of U.S. federal income taxation. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs or common stock should consult their own tax advisors regarding the availability of the reduced rate in the light of their own particular circumstances.

The U.S. dollar amount of a dividend paid in Japanese yen will be determined based on the Japanese yen/U.S. dollar exchange rate in effect on the date that the dividend is included in the gross income of the U.S. Holder, regardless of whether the payment is converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date that payment is converted into U.S. dollars (or otherwise disposed of) will be treated as U.S. source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss.

To the extent, if any, that the amount of any distribution received by a U.S. Holder in respect of shares of common stock or ADSs exceeds Toyota’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in those shares or ADSs, and thereafter will be treated as U.S. source capital gain.

Distributions of additional shares of common stock that are made to U.S. Holders with respect to their shares of common stock or ADSs, and that are part of a pro rata distribution to all of Toyota’s shareholders, generally will not be subject to U.S. federal income tax.

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of common stock or ADSs will constitute income from sources outside the United States, and generally will be treated separately, together with other items of “passive income” (or, in the case of some holders, “financial services income”), in computing foreign tax credit limitations. Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of a Toyota dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, or if the U.S. Holder so elects as a deduction from such U.S. Holder’s taxable income. Special rules generally will apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential U.S. federal income tax rates. Additionally, special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

(i) has held shares of common stock or ADSs for less than a specified minimum period, or

(ii) is obligated to make payments related to Toyota dividends,

will not be allowed a foreign tax credit for Japanese taxes imposed on Toyota dividends.

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

Taxation of Capital Gains and Losses

In general, upon a sale or other taxable disposition of shares of common stock or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in those shares or ADSs. A U.S. Holder generally will have an adjusted tax basis in a share of common stock or an ADS equal to its U.S. dollar cost. Subject to the passive investment company rules discussed below, gain or loss recognized on the sale or other taxable disposition of shares of common stock or ADSs generally will be capital gain or loss and, if the U.S. Holder’s holding period for those shares or ADSs exceeds one year, will be long-term capital gain or loss. Certain U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. Under U.S. federal income tax law, the deduction of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder in respect of the sale or other disposition of shares of common stock or ADSs generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

Deposits and withdrawals of common stock in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

Toyota does not believe that it is a PFIC for U.S. federal income tax purposes, and intends to continue its operations in such a manner that it will not become a PFIC in the future although no assurances can be made regarding determination of our PFIC status in the current or any future taxable year. If Toyota becomes a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares of common stock or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates described above if we are a PFIC either in the taxable year of the distribution or the preceding taxable year (and instead will be taxable at rates applicable to ordinary income). Toyota will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.

Prospective investors should consult their own tax advisors regarding the potential application of the PFIC rules to shares of common stock or ADSs.

Non-U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to beneficial holders of shares of common stock or ADSs that are neither U.S. Holders nor partnerships for U.S. federal income tax purposes (“Non-U.S. Holders”).

Subject to the discussion below under “Backup Withholding and Information Reporting”, a Non-U.S. Holder generally will not be subject to any U.S. federal income or withholding tax on distributions received in respect of shares of common stock or ADSs unless the distributions are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment or fixed base of such Non-U.S. Holder).

Subject to the discussion below under “Backup Withholding and Information Reporting”, a Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale or other disposition of shares of common stock or ADSs, unless:

(i) the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment or fixed base of such Non-U.S. Holder), or

(ii) the Non-U.S. Holder is an individual who was present in the United States for 183 or more days in the taxable year of the disposition and other conditions are met.

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

Persons required to establish their exempt status generally must provide such certification on IRS Form W-9, entitled Request for Taxpayer Identification Number and Certification, in the case of U.S. persons, and on IRS Form W-8BEN, entitled Certificate of Foreign Status (or other appropriate IRS Form W-8), in the case of non-U.S. persons. Back up withholding is not an additional tax. The amount of backup withholding imposed on a payment generally may be claimed as a credit against the holder’s U.S. federal income tax liability provided that the required information is properly furnished to the IRS.

THE SUMMARY OF U.S. FEDERAL INCOME AND JAPANESE TAX CONSEQUENCES SET OUT ABOVE IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE PURCHASERS OF COMMON STOCK OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OR DISPOSING OF COMMON STOCK OR ADSs, BASED ON THEIR PARTICULAR CIRCUMSTANCES.

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

A description of Toyota’s accounting policies for derivative instruments is included in note 2 to the consolidated financial statements and further disclosure is provided in notes 20 and 21 to the consolidated financial statements.

Toyota monitors and manages these financial exposures as an integral part of its overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effect on Toyota’s operating results.

The financial instruments included in the market risk analysis consist of all of Toyota’s cash and cash equivalents, marketable securities, finance receivables, securities investments, long-term and short-term debt and all derivative financial instruments. Toyota’s portfolio of derivative financial instruments consists of forward foreign currency exchange contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options. Anticipated transactions denominated in foreign currencies that are covered by Toyota’s derivative hedging are not included in the market risk analysis. Although operating leases are not required to be included, Toyota has included these instruments in determining interest rate risk.

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

Toyota uses a value-at-risk analysis (“VAR”) to evaluate its exposure to changes in foreign currency exchange rates. The value-at-risk of the combined foreign exchange position represents a potential loss in pre-tax earnings that are estimated to be ¥29.5 billion as of March 31, 2003 and ¥37.8 billion as of March 31, 2004. Based on Toyota’s overall currency exposure (including derivative positions), the risk during the year ended March 31, 2004 to pre-tax cash flow from currency movements was on average ¥34.0 billion, with a high of ¥37.8 billion and a low of ¥30.1 billion.

The VAR was estimated by using a Monte Carlo Simulation method and assumed 95% confidence level on the realization date and a 10-day holding period.

Interest Rate Risk

Toyota is subject to market risk from exposure to changes in interest rates based on its financing, investing and cash management activities. Toyota enters into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. Certain exchange traded future and option contracts, interest rate caps and floors, along with various investments, have been entered into to reduce the interest rate risk related to these activities. The potential decrease in fair value resulting from a hypothetical 100 basis point upward shift in interest rates would be approximately ¥23.1 billion as of March 31, 2003 and ¥29.6 billion as of March 31, 2004.

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

Equity Price Risk

Toyota holds investments in various available-for-sale securities which are subject to price risk. The fair value of available-for-sale securities was approximately ¥487.6 billion as of March 31, 2003 and the fair value of available-for-sale equity securities was approximately ¥952.5 billion as of March 31, 2004. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥48.7 billion as of March 31, 2003 and ¥95.2 billion as of March 31, 2004.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

15.A DISCLOSURES CONTROLS AND PROCEDURES

Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of fiscal 2004. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. The evaluation was performed under the supervision of Hiroshi Okuda, Toyota’s Chairman of the Board, and Ryuji Araki, Toyota’s Executive Vice President, Member of the Board. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Based on the foregoing, Mr. Okuda and Mr. Araki have concluded that Toyota’s disclosure controls and procedures were effective.

There have been no changes in Toyota’s internal control over financial reporting during fiscal 2004 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.

15.B [RESERVED]

15.C [RESERVED]

15.D [RESERVED]

ITEM 16. [RESERVED]

16.A AUDIT COMMITTEE FINANCIAL EXPERT

Toyota maintains a corporate auditor system, in accordance with the Japanese Commercial Code (the “Code”) and the Law concerning Exceptional Measures to the Commercial Code with respect to Auditing, etc. of Joint Stock Corporations (the “Special Exception Law”). Rule 10A-3(c)(3) under the Exchange Act prescribes a general exemption from the audit committee member independence requirements for a foreign private issuer maintaining, among others, a board of corporate auditors established and selected pursuant to home country laws. Toyota’s board of corporate auditors is comprised of seven corporate auditors, four of whom are outside corporate auditors. Each corporate auditor has been appointed at its shareholders’ meetings and has certain statutory powers independently, including auditing the business affairs and accounts of Toyota.

At the present time, Toyota’s board of corporate auditors has determined that it does not have an audit committee financial expert serving on the board of corporate auditors. The qualifications for, and powers of, the corporate auditor delineated in the Code and the Special Exception Law are different from those anticipated for any audit committee financial expert. Corporate auditors have the authority to be given reports from a certified public accountant or an accounting firm concerning audits, including technical accounting matters. At the same time, each corporate auditor has the authority to consult internal and external experts on accounting matters. Toyota’s board of corporate auditors has confirmed that each corporate auditor should fulfill the requirements under Japanese laws and regulations and otherwise follow Japanese corporate governance practices and, accordingly, it is not necessarily in Toyota’s best interest to nominate as corporate auditor a person who meets the definition of audit committee financial experts. Although Toyota does not have an audit committee financial expert on its board of corporate auditors, Toyota believes that Toyota’s current corporate governance system, taken as a whole, including the corporate auditors’ ability to consult internal and external experts, is fully equivalent to a system having an audit committee financial expert on its board of corporate auditors.

16.B CODE OF ETHICS

Toyota has adopted a code of ethics that applies to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of Toyota’s code of ethics was filed as an exhibit to the annual report on Form 20-F for the year ended March 31, 2003 and is incorporated herein by reference.

16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

ChuoAoyama PricewaterhouseCoopers has served as our independent public accountants for each of the financial years in the three-year period ended March 31, 2004, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by ChuoAoyama PricewaterhouseCoopers and the various member firms of the PricewaterhouseCoopers to Toyota in fiscal 2004 and fiscal 2003.

	Yen in millions
	2004	2003
Audit Fees (1)	1,606	1,284
Audit-related Fees (2)	407	64
Tax Fees (3)	768	621
All Other Fees (4)	97	696
Total	2,878	2,665

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the services of annual audit, quarter reviews and semi-annual reviews of Toyota and its subsidiaries and affiliates; the services associated with SEC registration statements or other documents issued in connection with securities offerings such as comfort letters and consents; consultations as to the accounting or disclosure treatment of transactions or events.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and mainly include the services such as due diligence; agreed-upon or expanded audit procedures; internal control reviews and assistance; review of the effectiveness of the internal audit function; assistance with implementation of the requirements of SEC rules pursuant to the Sarbanes-Oxley Act; financial statement audits of employee benefit plans.
(3)	Tax Fees include fees billed for tax compliance services, including the services such as tax planning, advice and compliance of federal, state, local and international tax; the review of tax returns; assistance with tax audits and appeals; tax only valuation services including transfer pricing and cost segregation studies; expatriate tax assistance and compliance.

(4)	All Other non-audit Fees mainly include fees billed for risk management advisory services of assessment and testing of security infrastructure controls; advisory services relating to accounting manual and accounting control; advisory services relating to establishment of a new subsidiary; assistance with continuing education and training; services providing information related to automotive market conditions and sales networks and advisory services on information systems related to dealer controls; and in fiscal 2003 assistance with close reduction* and financial information systems design and implementation*.
*	On October 1, 2002, the PricewaterhouseCoopers sold its consulting business. Fees relating to the business sold were 584 million yen for fiscal 2003, included herein.

Policies and Procedures of the Board of Corporate Auditors

Below is a summary of the current policies and procedures of the board of corporate auditors for the pre-approval of audit and permissible non-audit services performed by Toyota’s independent public accountants.

Under the policy, the Representative Directors submit a request for general pre-approval of audit and permissible non-audit services for the following fiscal year, which shall include details of the specific services and estimated fees for the services, to the board of corporate auditors, which reviews and determines whether or not to grant the request by the end of March of the fiscal year. Upon the general pre-approval of the board of corporate auditors, the Representative Directors are not required to obtain any specific pre-approval for audit and permissible non-audit services so long as those services fall within the scope of the general pre-approval provided.

The board of corporate auditors makes further determination of whether or not to grant a request to revise the general pre-approval for the applicable fiscal year if such request is submitted by the Representative Directors. Such request may include (i) adding any audit or permissible non-audit services other than the ones listed in the general pre-approval and (ii) obtaining services, which are listed in the general pre-approval but of which the total fee amount exceeds the amount affirmed by the general pre-approval. The determination of whether or not to grant a request to revise the general pre-approval noted in the foregoing may alternatively be made by an Executive Corporate Auditor, who is designated in advance by a resolution of the board of corporate auditors, in which case such Executive Corporate Auditor shall report such decision at the next meeting of the board of corporate auditors. The performance of audit and permissible non-audit services and the payment of fees are subject to review by the board of corporate auditors at least once every fiscal half year.

16.D [RESERVED]

16.E [RESERVED]

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Toyota Jidosha Kabushiki Kaisha

(“Toyota Motor Corporation”)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Toyota Motor Corporation and its subsidiaries at March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ ChuoAoyama PricewaterhouseCoopers

Nagoya, Japan

June 23, 2004

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2003	2004	2004
Current assets
Cash and cash equivalents	¥1,592,028	¥1,729,776	$16,367
Time deposits	55,406	68,473	648
Marketable securities	605,483	448,457	4,243
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥29,489 million in 2003 and ¥28,966 million ($274 million) in 2004	1,475,797	1,531,651	14,492
Finance receivables, net	2,505,140	2,622,939	24,817
Other receivables	513,952	396,788	3,754
Inventories	1,025,838	1,083,326	10,250
Deferred income taxes	385,148	457,161	4,325
Prepaid expenses and other current assets	463,441	509,882	4,825

Total current assets	8,622,233	8,848,453	83,721

Noncurrent finance receivables, net	2,569,808	3,228,973	30,551

Investments and other assets
Marketable securities and other securities investments	1,652,110	2,241,971	21,213
Affiliated companies	1,279,645	1,370,171	12,964
Employees receivables	21,270	35,857	339
Other	804,029	960,156	9,085

Total investments and other assets	3,757,054	4,608,155	43,601

Property, plant and equipment
Land	1,064,125	1,135,665	10,745
Buildings	2,521,208	2,801,993	26,512
Machinery and equipment	7,089,592	7,693,616	72,794
Vehicles and equipment on operating leases	1,601,060	1,493,780	14,134
Construction in progress	211,584	237,195	2,244

	12,487,569	13,362,249	126,429
Less - Accumulated depreciation	(7,283,690)	(8,007,602)	(75,765)

Property, plant and equipment, net	5,203,879	5,354,647	50,664

Total assets	¥20,152,974	¥22,040,228	$208,537

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2003	2004	2004
Current liabilities
Short-term borrowings	¥1,855,648	¥2,189,024	$20,712
Current portion of long-term debt	1,263,017	1,125,195	10,646
Accounts payable	1,531,552	1,709,344	16,173
Other payables	618,748	665,624	6,298
Accrued expenses	1,063,496	1,133,281	10,723
Income taxes payable	300,718	252,555	2,390
Other current liabilities	420,757	522,968	4,947

Total current liabilities	7,053,936	7,597,991	71,889

Long-term liabilities
Long-term debt	4,137,528	4,247,266	40,186
Accrued pension and severance costs	1,052,687	725,569	6,865
Deferred income taxes	371,004	778,561	7,366
Other long-term liabilities	101,353	65,981	625

Total long-term liabilities	5,662,572	5,817,377	55,042

Minority interest in consolidated subsidiaries	315,466	446,293	4,223

Shareholders’ equity
Common stock, no par value, authorized: 9,740,185,400 shares in 2003 and 2004; issued: 3,609,997,492 shares in 2003 and 2004	397,050	397,050	3,757
Additional paid-in capital	493,790	495,179	4,685
Retained earnings	7,301,795	8,326,215	78,780
Accumulated other comprehensive loss	(604,272)	(204,592)	(1,936)
Treasury stock, at cost, 158,940,796 shares in 2003 and 280,076,395 shares in 2004	(467,363)	(835,285)	(7,903)

Total shareholders’ equity	7,121,000	8,178,567	77,383

Commitments and contingencies
Total liabilities and shareholders’ equity	¥20,152,974	¥22,040,228	$208,537

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2002	2003	2004	2004
Net revenues
Sales of products	¥13,499,644	¥14,793,973	¥16,578,033	$156,855
Financing operations	690,664	707,580	716,727	6,782

	14,190,308	15,501,553	17,294,760	163,637

Costs and expenses
Cost of products sold	10,874,455	11,914,245	13,506,337	127,792
Cost of financing operations	459,195	423,885	364,177	3,446
Selling, general and administrative	1,763,026	1,891,777	1,757,356	16,627

	13,096,676	14,229,907	15,627,870	147,865

Operating income	1,093,632	1,271,646	1,666,890	15,772

Other income (expense)
Interest and dividend income	55,778	52,661	55,629	526
Interest expense	(26,786)	(30,467)	(20,706)	(196)
Foreign exchange gain (loss), net	(16)	35,585	38,187	361
Other income (loss), net	(150,507)	(102,773)	25,793	244

	(121,531)	(44,994)	98,903	935

Income before income taxes, minority interest and equity in earnings of affiliated companies	972,101	1,226,652	1,765,793	16,707
Provision for income taxes	422,789	517,014	681,304	6,446

Income before minority interest and equity in earnings of affiliated companies	549,312	709,638	1,084,489	10,261

Minority interest in consolidated subsidiaries	(10,835)	(11,531)	(42,686)	(404)
Equity in earnings of affiliated companies	18,090	52,835	120,295	1,138

Net income	¥556,567	¥750,942	¥1,162,098	$10,995

	Yen			U.S. dollars
Net income per share
- Basic	¥152.26	¥211.32	¥342.90	$3.24

- Diluted	¥152.26	¥211.32	¥342.86	$3.24

Cash dividends per share	¥28.00	¥36.00	¥45.00	$0.43

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
Balances at March 31, 2001	¥397,050	¥488,655	¥6,479,073	¥(282,491)	¥(4,876)	¥7,077,411

Issuance during the year		1,883				1,883
Comprehensive income
Net income			556,567			556,567
Other comprehensive income (loss)
Foreign currency translation adjustments				133,897		133,897
Unrealized losses on securities, net of reclassification adjustments				(3,576)		(3,576)
Minimum pension liability adjustments				(114,344)		(114,344)
Net losses on derivative instruments				(790)		(790)

Total comprehensive income						571,754

Change in subsidiaries’ year-ends			(3,061)			(3,061)
Dividends paid			(98,639)			(98,639)
Purchase and retirement of common stock			(129,218)		(156,018)	(285,236)

Balances at March 31, 2002	397,050	490,538	6,804,722	(267,304)	(160,894)	7,264,112

Issuance during the year		3,252				3,252
Comprehensive income
Net income			750,942			750,942
Other comprehensive income (loss)
Foreign currency translation adjustments				(139,285)		(139,285)
Unrealized losses on securities, net of reclassification adjustments				(26,495)		(26,495)
Minimum pension liability adjustments				(171,978)		(171,978)
Net gains on derivative instruments				790		790

Total comprehensive income						413,974

Dividends paid			(110,876)			(110,876)
Purchase and retirement of common stock			(142,993)		(306,469)	(449,462)

Balances at March 31, 2003	397,050	493,790	7,301,795	(604,272)	(467,363)	7,121,000

Issuance during the year		1,389				1,389
Comprehensive income
Net income			1,162,098			1,162,098
Other comprehensive income (loss)
Foreign currency translation adjustments				(203,257)		(203,257)
Unrealized gains on securities, net of reclassification adjustments				329,672		329,672
Minimum pension liability adjustments				273,265		273,265

Total comprehensive income						1,561,778

Dividends paid			(137,678)			(137,678)
Purchase of common stock					(367,922)	(367,922)

Balances at March 31, 2004	¥397,050	¥495,179	¥8,326,215	¥(204,592)	¥(835,285)	¥8,178,567

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

	U.S. dollars in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
Balances at March 31, 2003	$3,757	$4,672	$69,088	$(5,718)	$(4,422)	$67,377

Issuance during the year		13				13
Comprehensive income
Net income			10,995			10,995
Other comprehensive income (loss)
Foreign currency translation adjustments				(1,923)		(1,923)
Unrealized gains on securities, net of reclassification adjustments				3,119		3,119
Minimum pension liability adjustments				2,586		2,586

Total comprehensive income						14,777

Dividends paid			(1,303)			(1,303)
Purchase of common stock					(3,481)	(3,481)

Balances at March 31, 2004	$3,757	$4,685	$78,780	$(1,936)	$(7,903)	$77,383

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2002	2003	2004	2004
Cash flows from operating activities
Net income	¥556,567	¥750,942	¥1,162,098	$10,995
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	809,841	870,636	969,904	9,177
Provision for doubtful accounts and credit losses	44,407	99,837	83,138	787
Pension and severance costs, less payments	53,543	55,637	(159,267)	(1,507)
Losses on disposal of fixed assets	46,834	46,492	39,742	376
Unrealized losses on available-for-sale securities, net	179,649	111,346	3,063	29
Deferred income taxes	(142,811)	(74,273)	120,828	1,143
Minority interest in consolidated subsidiaries	10,835	11,531	42,686	404
Equity in earnings of affiliated companies	(18,090)	(52,835)	(120,295)	(1,138)
Changes in operating assets and liabilities, and other
(Increase) decrease in accounts and notes receivable	61,997	(46,068)	5,568	53
(Increase) decrease in inventories	11,705	(38,043)	(53,609)	(507)
Increase (decrease) in accounts payable	(809)	116,946	159,120	1,506
Other	(81,008)	232,899	30,047	283

Net cash provided by operating activities	1,532,660	2,085,047	2,283,023	21,601

Cash flows from investing activities
Additions to finance receivables	(3,853,741)	(6,481,200)	(8,126,880)	(76,894)
Collection of finance receivables	2,453,540	5,252,685	6,635,825	62,786
Proceeds from sale of finance receivables	624,393	572,771	243,128	2,300
Additions to fixed assets excluding equipment leased to others	(940,547)	(1,005,931)	(945,803)	(8,949)
Additions to equipment leased to others	(608,046)	(604,298)	(542,738)	(5,135)
Proceeds from sales of fixed assets excluding equipment leased to others	56,525	61,847	73,925	699
Proceeds from sales of equipment leased to others	412,191	286,538	288,681	2,731
Purchases of marketable securities and security investments	(653,756)	(1,113,998)	(1,336,467)	(12,645)
Proceeds from sales of marketable securities and security investments	147,722	197,985	183,808	1,739
Proceeds upon maturity of marketable securities and security investments	604,081	723,980	1,252,334	11,849
Payment for additional investments in affiliated companies, net of cash acquired	(27,510)	(28,229)	(20,656)	(195)
Changes in investments and other assets, and other	(25,663)	(8,557)	(17,941)	(169)

Net cash used in investing activities	¥(1,810,811)	¥(2,146,407)	¥(2,312,784)	$(21,883)

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2002	2003	2004	2004
Cash flows from financing activities
Purchase of common stock	¥(285,236)	¥(454,611)	¥(357,457)	$(3,382)
Proceeds from issuance of long-term debt	1,701,727	1,686,564	1,636,570	15,485
Payments of long-term debt	(1,012,523)	(1,117,803)	(1,253,045)	(11,856)
Increase in short-term borrowings	73,884	30,327	353,833	3,348
Dividends paid	(98,639)	(110,876)	(137,678)	(1,303)
Other	12,935	4,074	—	—

Net cash provided by financing activities	392,148	37,675	242,223	2,292

Effect of exchange rate changes on cash and cash equivalents	32,271	(41,447)	(74,714)	(706)

Net increase (decrease) in cash and cash equivalents	146,268	(65,132)	137,748	1,304
Cash and cash equivalents at beginning of year	1,510,892	1,657,160	1,592,028	15,063

Cash and cash equivalents at end of year	¥1,657,160	¥1,592,028	¥1,729,776	$16,367

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

Toyota Motor Corporation (the “parent company”) and its subsidiaries (collectively “Toyota”) are primarily engaged in the design, manufacture, assembly and sale of passenger cars, sport-utility vehicles, minivans, trucks and related parts and accessories throughout the world. In addition, Toyota provides retail and wholesale financing, retail leasing and certain other financial services primarily to its dealers and their customers related to vehicles manufactured by Toyota.

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

Significant accounting policies after reflecting adjustments for the above are as follows:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiary companies. Certain foreign subsidiary results were reported in the consolidated financial statements using December 31 year-ends. During the year ended March 31, 2002, the year-ends of certain of these foreign subsidiaries were changed from December 31 to March 31. As a result, Toyota decreased retained earnings by ¥3,061 million to reflect the impact of conforming the year-ends at March 31, 2001. All significant intercompany transactions and accounts have been eliminated. Investments in affiliated companies in which Toyota exercises significant influence, but which it does not control, are stated at cost plus equity in undistributed earnings. Consolidated net income includes Toyota’s equity in current earnings of such companies, after elimination of unrealized intercompany profits. Investments in non-public companies in which Toyota does not exercise significant influence (generally less than a 20% ownership interest) are stated at cost.

Estimates -

The preparation of Toyota’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The more significant estimates include: product warranties, allowance for doubtful accounts and credit losses, residual values for leased assets, impairment of long-lived assets, postretirement benefits costs and obligations, fair value of derivative financial instruments and other-than-temporary losses on marketable securities.

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts of those subsidiaries are translated at average-period exchange rates. The resulting translation adjustments are included as a component of accumulated other comprehensive income.

Foreign currency receivables and payables are translated at appropriate year-end current rates and the resulting transaction gains or losses are taken into income currently.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue recognition -

Revenues from sales of vehicles and parts are generally recognized upon delivery which is considered to have occurred when the dealer has taken title to the product and the risk and reward of ownership have been substantively transferred, except as described below.

Toyota’s sales incentive programs principally consist of cash payments to dealers calculated based on vehicle volume or a model sold by a dealer in a certain period of time. Toyota accrues these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program.

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

Other costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥319,657 million, ¥326,972 million and ¥371,677 million ($3,517 million) for the years ended March 31, 2002, 2003 and 2004, respectively.

Toyota generally warrants its products against certain manufacturing and other defects. Provisions for product warranties are provided for specific periods of time and/or usage of the product and vary depending upon the nature of the product, the geographic location of its sale and other factors. Toyota provides a provision for estimated product warranty costs at the time the related sale is recognized based on estimates that Toyota will incur to repair or replace product parts that fail while under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience as to product failures as well as current information on repair costs. The amount of warranty costs accrued also contains an estimate as to warranty claim recoveries from suppliers.

Research and development costs are expensed as incurred and were ¥589,306 million, ¥668,404 million and ¥682,279 million ($6,455 million) for the years ended March 31, 2002, 2003 and 2004, respectively.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable securities -

Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with changes in unrealized gains or losses included as a component of accumulated other comprehensive income in shareholders’ equity, net of applicable taxes. Debt securities

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

designated as held-to-maturity investments are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other-than-temporary declines in market value. In determining if a decline in value is other-than-temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota’s ability and intent to retain its investment in the company for a period of time sufficient to allow for any anticipated recovery in market value. Realized gains and losses, which are determined on the average cost method, are reflected in the statement of income when realized.

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

Allowance for credit losses -

Allowance for credit losses are established to cover probable losses on receivables resulting from the inability of customers to make required payments. The allowance for credit losses is based primarily on the frequency of occurrence and loss severity. Other factors affecting collectibility are also evaluated in determining the amount to be provided.

Losses are charged to the allowance when it has been determined that payments will not be received and collateral cannot be recovered or the related collateral is repossessed and sold. Any shortfall between proceeds received and the carrying cost of repossessed collateral is charged to the allowance. Recoveries are reversed from the allowance for credit losses.

Allowance for residual value losses -

Toyota is exposed to risk of loss on the disposition of off-lease vehicles to the extent that sales proceeds are not sufficient to cover the carrying value of the leased asset at lease termination. Toyota maintains an allowance to cover probable estimated losses related to unguaranteed residual values on its owned portfolio. The allowance is evaluated considering projected vehicle return rates and projected loss severity. Factors considered in the determination of projected return rates and loss severity include historical and market information on used vehicle sales, trends in lease returns and new car markets, and general economic conditions. Management evaluates the foregoing factors, develops several potential loss scenarios, and reviews allowance levels to determine whether reserves are considered adequate to cover the probable range of losses.

The allowance for residual value losses is maintained in amounts considered by Toyota to be appropriate in relation to the estimated losses on its owned portfolio. Upon disposal of the assets, the allowance for residual losses is adjusted for the difference between the net book value and the proceeds from sale.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories -

Inventories are valued at cost, not in excess of market, cost being determined on the “average cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last in, first out” (“LIFO”) basis. Inventories valued on the LIFO basis totaled ¥153,879 million and ¥190,642 million ($1,804 million) at March 31, 2003 and 2004, respectively. Had the “first in, first out” basis been used for those companies using the LIFO basis, inventories would have been ¥30,489 million and ¥21,463 million ($203 million) higher than reported at March 31, 2003 and 2004, respectively.

Property, plant and equipment -

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and equipment is mainly computed on the declining-balance method for the parent company and Japanese subsidiaries and on the straight-line method for foreign subsidiary companies at rates based on estimated useful lives of the respective assets according to general class, type of construction and use. Estimated useful lives is range from 3 to 60 years for buildings and from 2 to 20 years for machinery and equipment.

Vehicles and equipment on operating leases to third parties are originated by dealers and acquired by certain consolidated subsidiaries. Such subsidiaries are also the lessors of certain property that they acquire directly. Vehicles and equipment on operating leases are depreciated primarily on a straight-line method over the lease term, generally three years, to the estimated residual value.

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

Intangible assets consist mainly of software. Intangible assets with a definite life are amortized on a straight-line basis with estimated useful lives mainly of 5 years. Intangible assets with an indefinite life are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of the asset. The amount of the impairment loss to be recorded is generally determined by using a discounted cash flow analysis.

Environmental matters -

Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Liabilities for remediation costs are recorded when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or Toyota’s commitment to a

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

plan of action. The cost of each environmental liability is estimated by using current technology available and various engineering, financial and legal specialists within Toyota based on current law. Such liabilities do not reflect any offset for possible recoveries from insurance companies and are not discounted. There were no material changes in these liabilities for all periods presented.

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

Derivative financial instruments -

Toyota employs derivative financial instruments, including forward foreign currency exchange contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading purposes. Changes in the fair value of derivatives are recorded each period in current earnings or through other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized currently in earnings.

Net income per share -

Basic net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the reported period. The calculation of diluted net income per common share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from the assumed exercise of dilutive stock options.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-based compensation -

Toyota measures compensation expense for its stock-based compensation plan using the intrinsic value method. Toyota accounts for the stock-based compensation plans under the recognition and measurement principles of the Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price higher than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of a Statement of Financial Accounting Standard (“FAS”) No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation. See note 18 to the consolidated financial statements for weighted-average assumptions used in option pricing model.

		Yen in millions			U.S. dollars in millions
		For the years ended March 31,			For the year ended March 31,
		2002	2003	2004	2004
Net income
As reported		¥556,567	¥750,942	¥1,162,098	$10,995
Deduct: Total stock-based compensation expenses determined under fair value based method for all awards, net of related tax effects		(721)	(1,337)	(1,237)	(11)

Pro forma		¥555,846	¥749,605	¥1,160,861	$10,984

Net income per share
- Basic	As reported	¥152.26	¥211.32	¥342.90	$3.24
	Pro forma	152.07	210.94	342.53	3.24

- Diluted	As reported	¥152.26	¥211.32	¥342.86	$3.24
	Pro forma	152.07	210.94	342.50	3.24

Other comprehensive income -

Other comprehensive income refers to revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States of America are included in comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders’ equity. Toyota’s other comprehensive income is primarily comprised of unrealized gains/losses on marketable securities designated as available-for-sale, foreign currency translation adjustments, gains/losses on certain derivative instruments and adjustments to recognize additional minimum pension liabilities associated with Toyota’s defined benefit pension plans.

Accounting changes –

In June 2001, the Financial Accounting Standards Board (“FASB”) issued FAS No.143 Accounting for Asset Retirement Obligations (“FAS 143”). FAS 143 requires full recognition of asset retirement obligations on the balance sheet from the point in time at which a legal obligation exists. The obligation is required to be measured at fair value. The carrying value of the asset or assets to which the retirement obligation relates would be increased by an amount equal to the liability recognized. This amount would then be included in the depreciable base of the asset and charged to income over its life as depreciation. Toyota adopted FAS 143 on April 1, 2003. The adoption of FAS 143 did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2002, the FASB issued FAS No. 145, Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections (“FAS 145”). This statement makes various technical corrections to existing pronouncements including the classification of gain or loss on extinguishment of debt, sale-lease back accounting for certain lease modifications. Toyota adopted FAS 145 on April 1, 2003. The adoption of FAS 145 did not have a material impact on Toyota’s consolidated financial statements.

In November 2002, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Toyota adopted this consensus to revenue arrangements entered into in the period commencing July 1, 2003. The adoption of EITF 00-21 did not have a material impact on Toyota’s consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation (“FIN”) No. 46, Consolidation of Variable Interest Entities – an interpretation of ARB No. 51 and, in December 2003, the FASB revised (“FIN 46R”) FIN 46. This interpretation provides guidance on identifying variable interest entities (“VIEs”) for which control is achieved through means other than voting rights and on how to determine when a company should consolidate the VIE. It is not limited to special purpose entities (“SPEs”) and will require more companies to consolidate entities with which they have contractual, ownership, or other pecuniary interests that absorb a portion of that entity’s expected losses or receive a portion of the entity’s residual returns. Toyota applied FIN 46 to VIEs created after January 31, 2003 and to VIEs in which Toyota obtained interests after that date. The adoption of FIN 46 did not have a material impact on Toyota’s consolidated financial statements for the year ended March 31, 2003 because of no material such VIEs. The December 2003 revision to FIN 46 deferred the effective date for VIEs created before February 1, 2003 that are not SPEs to January 1, 2004, for Toyota in addition to providing certain scope exceptions. FIN 46R was effective October 1, 2003, for SPEs. The adoption of FIN 46R did not have a material impact on Toyota’s consolidated financial statements. See Note 12 for further discussion on VIEs.

In March 2003, the EITF reached consensus on Issue No. 02-9, Accounting for Changes That Result in a Transferor Regaining Control of Financial Assets Sold (“EITF 02-9”), for events occurring after April 2, 2003. EITF 02-9 relates to securitizations that have been accounted for as sales under FAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities (“FAS 140”). In the event that one or more of the control rules are no longer met, the transferor would have to recognize those assets and the related liabilities on the consolidated balance sheet at fair value. The adoption of EITF 02-9 did not have a material impact on Toyota’s consolidated financial statements.

In April 2003, the FASB issued FAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“FAS 149”). FAS 149 amends and clarifies accounting for derivative instruments and improves financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. The amendments to FAS No. 133 Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) fall principally into three categories: amendments related to FAS 133 implementation issues that were previously cleared by the FASB, amendments clarifying the definition of a derivative, and amendments relating to the definition of expected cash flows in FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements. FAS 149 was effective for contracts entered into or modified after June 30, 2003. Substantially all of Toyota’s existing derivatives have been recognized in Toyota’s consolidated financial statements under prior FASB’s statements and FAS 149 does not alter Toyota’s current valuation or disclosures. The adoption of FAS 149 did not have a material impact on Toyota’s consolidated financial statements.

In May 2003, the FASB issued FAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“FAS 150”). This statement improves the accounting for certain financial instruments that, under previous guidances, issuers could account for as equity. FAS 150 requires that

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

those instruments be classified as liabilities in the balance sheet. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. The adoption of FAS 150 did not have a material impact on Toyota’s consolidated financial statements.

In May 2003, the EITF reached consensus on Issue No. 01-8, Determining Whether an Arrangement Contains a Lease (“EITF 01-8”). EITF 01-8 clarifies the method to identify lease elements in arrangements that do not explicitly include lease provisions, and requires any lease element identified to be accounted for using the current accounting literatures applicable to leases. Toyota applied the provisions of the EITF in the fiscal period commencing July 1, 2003. The adoption of EITF 01-8 did not have a material impact on Toyota’s consolidated financial statements.

In November 2003, the EITF reached consensus on the disclosure provisions in its Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF 03-1”) for investments accounted for under FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and FAS No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations. See note 6 for disclosures required by those provisions. In March 2004, The EITF also reached consensus within Issue No. 03-1 which provides guidance for evaluating whether an investment is other-than-temporarily impaired, and which requires additional disclosures for cost method investments. Toyota will apply the consensus on the guidance for evaluating other-than-temporary impairments in a reporting period beginning after June 15, 2004, and the consensus on additional disclosures for cost method investments for fiscal years ending after June 15, 2004.

In December 2003, the FASB revised FAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits (“FAS 132R”), effective for fiscal years ending after December 15, 2003. This revision added disclosures related to assets, obligations and cash flows relating to employee benefit plans. This statement does not change the standards for recognition or measurement of pension plans and other postretirement benefit plans as required by FAS No. 87, Employers’ Accounting for Pensions, FAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans for Termination Benefits and FAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. See note 19 for disclosures required by FAS 132R.

Reclassifications -

Certain prior year amounts have been reclassified to conform to the presentations for the year ended March 31, 2004.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥105.69 = U.S. $1, the approximate current exchange rate at March 31, 2004, was used for the translation of the accompanying consolidated financial amounts of Toyota as of and for the year ended March 31, 2004.

4. Supplemental cash flow information:

Cash payments for income taxes were ¥530,207 million, ¥584,969 million and ¥627,483 million ($5,937 million) for the years ended March 31, 2002, 2003 and 2004, respectively. Interest payments during the years ended March 31, 2002, 2003 and 2004 were ¥241,251 million, ¥216,888 million and ¥203,257 million ($1,923 million), respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital lease obligations of ¥2,888 million, ¥13,461 million and ¥4,826 million ($46 million) were incurred for the years ended March 31, 2002, 2003 and 2004, respectively.

5. Acquisitions and dispositions:

At March 31, 2001, Toyota had a 36.6% ownership interest in Hino Motor Corporation (“Hino”) that was accounted for by the equity method. Hino is primarily engaged in the design, manufacture and sale of trucks, buses and related parts. In August 2001, Toyota acquired an additional ownership interest in Hino for ¥66,287 million in cash. As a result, Toyota’s ownership interests in Hino increased to 50.2% and Toyota’s consolidated financial statements include the accounts of Hino from the acquisition date. The fair values of assets acquired and liabilities assumed at the date of acquisition based on the allocation of purchase price are as follows:

Yen in millions
For the year ended March 31, 2002
Assets acquired	¥829,413
Liabilities assumed	(674,154)
Minority interest	(93,366)
Goodwill	4,394
Less - Cash acquired	(34,801)

Net cash paid	¥31,486

The following represents the unaudited pro forma results of operations of Toyota for the year ended March 31, 2002, as if the additional ownership interest in Hino had been acquired as of April 1, 2001. The pro forma information, however, is not necessarily indicative of the results that would have resulted had the acquisition occurred at the beginning of the period presented, nor is it necessarily indicative of future results.

Yen in millions
For the year ended March 31, 2002
Net revenues	¥14,424,142
Net income	556,967

Yen
Net income per share:
- Basic	¥152.37
- Diluted	152.37

During the year ended March 31, 2002, Toyota sold its industrial equipment businesses to an affiliated company. The results of operations and book values of assets and liability of the industrial equipment business were not material. The gain recognized by Toyota on the sale was not material.

During the year ended March 31, 2004, Toyota acquired additional ownerships in the following four contract manufacturers, Toyota Auto Body Corporation, Kanto Auto Works LTD, Central Motor CO., LTD, and P.T. Toyota Motor Manufacturing Indonesia. All of them are primarily engaged in manufacturing Toyota brand vehicles. Until the date of each acquisition, Toyota accounted for its investments in these contract manufacturers by the equity method because Toyota was considered to have significant influences in these companies. After the date of each acquisition, Toyota’s consolidated financial statements include the accounts of these contract

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

manufacturers. The fair values of assets acquired and liabilities assumed at the dates of acquisition based on the preliminary allocation of purchase price are as follows:

	Yen in millions	U.S. dollars in millions
	For the year ended March 31, 2004	For the year ended March 31, 2004
Assets acquired	¥488,939	$4,626
Liabilities assumed	(372,277)	(3,522)
Minority interest	(97,008)	(918)
Goodwill	9,557	90
Less - Cash acquired	(11,703)	(110)

Net cash paid	¥17,508	$166

Pro forma information related to these acquisitions is not included because the impact of these acquisitions, either individually or in the aggregate, on Toyota’s consolidated results of operations is not considered to be material.

During the years ended March 31, 2002, 2003 and 2004, Toyota made a number of other acquisitions, however assets acquired and liabilities assumed were not material.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value are as follows:

	Yen in millions
	March 31, 2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	¥1,591,393	¥26,535	¥2,525	¥1,615,403
Equity securities	476,870	53,534	42,770	487,634

Total	¥2,068,263	¥80,069	¥45,295	¥2,103,037

Securities not practicable to determine fair value
Debt securities	¥53,052
Equity securities	101,504

Total	¥154,556

	Yen in millions
	March 31, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	¥1,606,685	¥10,094	¥1,626	¥1,615,153
Equity securities	460,778	492,483	720	952,541

Total	¥2,067,463	¥502,577	¥2,346	¥2,567,694

Securities not practicable to determine fair value
Debt securities	¥43,382
Equity securities	79,352

Total	¥122,734

	U.S. dollars in millions
	March 31, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	$15,202	$95	$15	$15,282
Equity securities	4,360	4,660	7	9,013

Total	$19,562	$4,755	$22	$24,295

Securities not practicable to determine fair value
Debt securities	$410
Equity securities	751

Total	$1,161

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unrealized losses continuously over a 12 month period or more in the aggregate were not material at March 31, 2004.

At March 31, 2003 and 2004, debt securities classified as available-for-sale mainly consist of Japanese government and municipal bonds and corporate debt securities with maturities from one to ten years.

Proceeds from sales of available-for-sale securities were ¥147,722 million, ¥197,985 million and ¥183,808 million ($1,739 million) for the years ended March 31, 2002, 2003 and 2004, respectively. On those sales, gross realized gains were ¥8,885 million, ¥6,518 million and ¥8,780 million ($83 million) and gross realized losses were ¥7 million, ¥103 million and ¥139 million ($1 million), respectively.

During the years ended March 31, 2002, 2003 and 2004, Toyota recognized impairment losses on available-for-sale securities of ¥257,413 million, ¥111,346 million, and ¥3,063 million ($29 million), respectively, which are included in “Other income (loss), net” in the accompanying consolidated statements of income. Impairment losses recognized during the year ended March 31, 2002 includes a loss of ¥212,909 million for an other-than-temporary decline in market value of its 13.3% ownership interest in KDDI Corporation, which is a telecommunication service provider.

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

7. Finance receivables:

Finance receivables consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2003	2004	2004
Retail	¥3,071,232	¥3,643,998	$34,478
Finance leases	1,129,220	912,622	8,635
Wholesale and other dealer loans	1,365,047	1,680,907	15,904

	5,565,499	6,237,527	59,017
Unearned income	(373,663)	(298,153)	(2,821)
Allowance for credit losses	(116,888)	(87,462)	(828)

Total finance receivables, net	5,074,948	5,851,912	55,368
Less - Current portion	(2,505,140)	(2,622,939)	(24,817)

Noncurrent finance receivables, net	¥2,569,808	¥3,228,973	$30,551

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual maturities of retail receivables, the future minimum lease payments on finance leases and wholesale and other dealer loans at March 31, 2004 are summarized as follows:

	Yen in millions			U.S. dollars in millions
Years ending March 31	Retail	Finance lease	Wholesale and other dealer loans	Retail	Finance lease	Wholesale and other dealer loans
2005	¥1,004,075	¥229,584	¥1,437,152	$9,500	$2,172	$13,598
2006	905,722	150,097	58,714	8,570	1,420	555
2007	755,316	129,870	56,109	7,147	1,229	531
2008	553,212	78,509	42,662	5,234	743	404
2009	267,009	28,951	58,406	2,526	274	553
Thereafter	158,664	879	27,864	1,501	8	263

	¥3,643,998	¥617,890	¥1,680,907	$34,478	$5,846	$15,904

Finance leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2003	2004	2004
Minimum lease payments	¥770,354	¥617,890	$5,846
Estimated unguaranteed residual values	358,866	294,732	2,789

	1,129,220	912,622	8,635
Less - Unearned income	(198,777)	(104,736)	(991)
Less - Allowance for credit losses	(54,452)	(25,015)	(237)

Finance leases, net	¥875,991	¥782,871	$7,407

Toyota maintains a program to sell retail finance receivables. Under the program, Toyota’s securitization transactions are generally structured as qualifying SPEs (“QSPE”s), thus Toyota achieves sale accounting treatment under the provisions of FAS 140. Toyota recognizes a gain or loss on the sale of the finance receivables upon the transfer of the receivables to the securitization trusts structured as a QSPE. Toyota retains servicing rights and earns a contractual servicing fee of 1% per annum on the total monthly outstanding principal balance of the related securitized receivables. In a subordinated capacity, Toyota retains interest-only strips, subordinated securities, and cash reserve funds in these securitizations, and these retained interests are held as restricted assets subject to limited recourse provisions and provide credit enhancement to the senior securities in Toyota’s securitization transactions. The retained interests are not available to satisfy any obligations of Toyota. Investors in the securitizations have no recourse to Toyota beyond Toyota’s retained subordinated interests and any amounts drawn on the revolving liquidity notes. Toyota’s exposure to these retained interests exists until the associated securities are paid in full. Investors do not have recourse to other assets held by Toyota for failure of obligors on the receivables to pay when due or otherwise.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes certain cash flows received from and paid to the securitization trusts for the years ended March 31, 2002, 2003 and 2004.

	Yen in millions				U.S. dollars in millions
	For the years ended March 31,				For the year ended March 31,
	2002		2003	2004	2004
	Retail	Leases	Retail	Retail	Retail
Proceeds from new securitizations, net of purchased and retained securities	¥304,578	¥—	¥412,594	¥168,135	$1,591
Servicing fees received	6,296	625	6,868	6,860	65
Excess interest received from interest only strips	17,989	250	15,313	20,514	194
Repurchase of lease receivables	—	(38,992)	—	—	—
Other repurchases of receivables	(250)	(625)	(11,466)	(33,614)	(318)
Servicing advances	(875)	—	(1,098)	(792)	(7)
Reimbursement of servicing and maturity advances	1,500	10,998	122	1,358	13

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

Toyota sold finance receivables under the program and recognized pretax gains resulting from these sales of ¥10,628 million, ¥16,202 million and ¥5,608 million ($53 million) for the years ended March 31, 2002, 2003 and 2004, respectively, after providing an allowance for estimated credit losses. The gain on sale recorded depends on the carrying amount of the assets at the time of the sale. The carrying amount is allocated between the assets sold and the retained interests based on their relative fair values at the date of the sale. The key economic assumptions initially and subsequently measuring the fair value of retained interests include the market interest rate environment, severity and rate of credit losses, and the prepayment speed of the receivables. All key economic assumptions used in the valuation of the retained interests are reviewed periodically and are revised as considered necessary.

At March 31, 2003 and 2004, Toyota’s retained interests relating to these securitizations include interest in trusts, interest-only strips, and other receivables, amounting to ¥135,700 million and ¥50,625 million ($479 million), respectively.

Toyota recorded impairments on retained interests totaling ¥8,748 million, ¥2,440 million for the years ended March 31, 2002 and 2003, respectively. These impairments were calculated by discounting cash flows using management’s estimates and other key economic assumptions. No impairment losses on retained interests were recorded for the year ended March 31, 2004.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Key economic assumptions used in measuring the fair value of retained interests at the sale date of securitization transactions completed during the years ended March 31, 2002, 2003 and 2004 were as follows:

	For the years ended March 31,
	2002	2003	2004
Prepayment speed related to securitizations	1.0% - 1.5%	1.0% - 1.5%	1.0% - 1.5%
Weighted average life (in years)	1.26 - 1.50	1.45 - 1.85	1.70 - 1.85
Expected annual credit losses	0.59% - 0.70%	0.50% - 0.80%	0.50% - 0.80%
Discount rate used on the subordinated securities	5.0% - 8.0%	5.0%	5.0%
Discount rate used on other retained interests	8.0% - 24.5%	8.0% - 15.0%	8.0% - 15.0%

Expected cumulative static pool losses over the life of the securitizations are calculated by taking actual life to date losses plus projected losses and dividing the sum by the original balance of each pool of assets. Expected cumulative static pool credit losses for the retail loans securitized for the years ended March 31, 2002, 2003 and 2004 were 0.79%, 0.56%, and 0.67%, respectively.

The key economic assumptions and the sensitivity of the current fair value of the retained interest to an immediate 10 and 20 percent adverse change in those economic assumptions are presented below.

	Yen in millions	U.S. dollars in millions
	March 31, 2004	March 31, 2004
Prepayment speed assumption (annual rate)	1.0-1.7%
Impact on fair value of 10% adverse change	¥(846)	$(8)
Impact on fair value of 20% adverse change	(1,691)	(16)
Residual cash flows discount rate (annual rate)	5.0-15.0%
Impact on fair value of 10% adverse change	¥(157)	$(1)
Impact on fair value of 20% adverse change	(418)	(4)
Expected credit losses (annual rate)	0.51-1.04%
Impact on fair value of 10% adverse change	¥(340)	$(3)
Impact on fair value of 20% adverse change	(680)	(6)

This hypothetical scenarios do not reflect expected market conditions and should not be used as a prediction of future performance. As the figures indicate, changes in the fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. Actual changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Actual cash flows may differ from the above analysis.

Outstanding receivable balances, delinquency amounts and net credit losses for managed retail receivables, which include both owned and securitized receivables, as of March 31, 2003 and 2004 are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2003	2004	2004
Principal amount outstanding	¥3,745,084	¥4,012,053	$37,961
Delinquent amounts over 60 days or more	28,482	16,253	154
Credit losses (net of recoveries)	21,095	36,420	345

Comprised of:
Receivables owned	¥2,969,505	¥3,521,021	$33,315
Receivables securitized	775,579	491,032	4,646

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Other receivables:

Other receivables relate to arrangements with certain component manufacturers whereby Toyota procures inventory for these component manufactures and is reimbursed for the related purchases.

9. Inventories:

Inventories consist of the following:

	Yen in million		U.S. dollars in millions
	March 31,		March 31,
	2003	2004	2004
Finished goods	¥711,452	¥717,201	$6,786
Raw materials	135,431	155,162	1,468
Work in process	133,454	165,597	1,567
Supplies and other	45,501	45,366	429

	¥1,025,838	¥1,083,326	$10,250

10. Vehicles and equipment on operating leases:

Vehicles and equipment on operating leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2003	2004	2004
Vehicles	¥1,480,556	¥1,387,404	$13,127
Equipment	120,504	106,376	1,007

	1,601,060	1,493,780	14,134
Less - Accumulated depreciation	(397,289)	(375,861)	(3,556)

Vehicles and equipment on operating leases, net	¥1,203,771	¥1,117,919	$10,578

Rental income from vehicles and equipment on operating leases were ¥314,626 million, ¥293,366 million and ¥267,252 million ($2,529 million) for the years ended March 31, 2002, 2003 and 2004, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

Years ending March 31	Yen in millions	U.S. dollars in millions
2005	¥255,358	$2,416
2006	173,197	1,639
2007	84,612	800
2008	28,553	270
2009	7,783	74
Thereafter	13,557	128

Total minimum future rentals	¥563,060	$5,327

The future minimum rentals as shown above should not be considered indicative of future cash collections.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Allowance for doubtful accounts and credit losses:

An analysis of activity within the allowance for doubtful accounts relating to trade accounts and notes receivable for the years ended March 31, 2002, 2003 and 2004 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2002	2003	2004	2004
Allowance for doubtful accounts at beginning of year	¥40,601	¥59,864	¥53,172	$503
Provision for doubtful accounts	3,728	5,953	16,540	157
Write-offs	(2,052)	(6,035)	(2,598)	(25)
Other	17,587	(6,610)	(5,993)	(57)

Allowance for doubtful accounts at end of year	¥59,864	¥53,172	¥61,121	$578

The other amount includes the impact of additional ownership interest acquired in affiliated companies and currency translation adjustment during the years ended March 31, 2002, 2003 and 2004.

A portion of the allowance for doubtful accounts balance at March 31, 2003 and 2004 relates to non-current receivable balances reported as other assets totaling ¥23,683 million and ¥32,155 million ($304 million), respectively.

An analysis of the allowance for credit losses relating to finance receivables and vehicles and equipment on operating leases for the years ended March 31, 2002, 2003 and 2004 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2002	2003	2004	2004
Allowance for credit losses at beginning of year	¥47,196	¥63,053	¥116,888	$1,106
Provision for credit losses	40,679	93,884	66,598	630
Charge-offs, net of recoveries	(29,628)	(51,914)	(92,835)	(878)
Other	4,806	11,865	(3,189)	(30)

Allowance for credit losses at end of year	¥63,053	¥116,888	¥87,462	$828

The other amount primarily includes the impact of currency translation adjustment during the years ended March 31, 2002, 2003 and 2004.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Affiliated companies and variable interest entities:

Investments in and transactions with affiliated companies -

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2003	2004	2004
Current assets	¥4,510,330	¥4,632,926	$43,835
Noncurrent assets	7,024,888	7,128,587	67,448

Total assets	¥11,535,218	¥11,761,513	$111,283

Current liabilities	¥3,642,159	¥3,407,702	$32,242
Long-term liabilities	3,750,964	3,823,124	36,173
Shareholders’ equity	4,142,095	4,530,687	42,868

Total liabilities and shareholders’ equity	¥11,535,218	¥11,761,513	$111,283

Toyota’s share of shareholders’ equity	¥1,231,297	¥1,358,079	$12,850

Number of affiliated companies accounted for by the equity method at end of period	58	53

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2002	2003	2004	2004
Net revenues	¥12,761,684	¥13,661,769	¥13,187,869	$124,779

Gross profit	¥1,396,046	¥1,654,250	¥1,650,233	$15,614

Net income	¥91,265	¥187,330	¥403,213	$3,815

Entities comprising a significant portion of Toyota’s investment in affiliated companies include Denso Corporation; Aioi Insurance Co., Ltd.; Toyota Industries Corporation; Toyota Tsusho Corporation; and Aisin Seiki Co., Ltd.

Certain affiliated companies accounted for by the equity method with carrying amounts of ¥967,463 million and ¥1,024,084 million ($9,690 million) at March 31, 2003 and 2004, respectively, were quoted on various established markets at an aggregate value of ¥1,034,655 million and ¥1,383,398 million ($13,089 million), respectively.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2003	2004	2004
Trade accounts and notes receivable, and other receivables	¥221,241	¥129,036	$1,221
Accounts payable and other payables	452,209	460,730	4,359

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2002	2003	2004	2004
Net revenues	¥749,830	¥921,636	¥883,112	$8,356
Purchases	3,439,208	3,725,315	2,182,173	20,647

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2002, 2003 and 2004 were ¥14,530 million, ¥18,270 million and ¥15,722 million ($149 million), respectively.

Toyota has convertible debt securities issued by affiliated companies in amount of ¥41,250 million and ¥6,196 million ($59 million) as of March 31, 2003 and 2004, respectively, which were included in “Investments and other assets - affiliated companies” in the consolidated balance sheets at cost. Fair value of those securities as of March 31, 2003 and 2004 were ¥48,991 million and ¥8,005 million ($76 million), respectively. Maturities of these convertible debt securities are in two years.

Variable Interest Entities -

Toyota enters into securitization transactions with certain special-purpose entities. However, substantially all securitization transactions are with entities that are qualifying special-purpose entities under FAS 140 and thus no material variable interest entities (“VIEs”) relating to these securitization transactions.

Certain joint ventures in which Toyota has invested are deemed as VIEs for which Toyota is not the primary beneficiary. However, neither the aggregate size of these joint ventures nor Toyota’s involvements in these entities are material to Toyota’s consolidated financial statements.

13. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2003 and 2004 consisted of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2003	2004	2004
Loans, principally from banks, with a weighted-average interest at March 31, 2003 of 2.05% per annum and at March 31, 2004 of 1.29% per annum, respectively	¥774,880	¥806,508	$7,631
Commercial paper with a weighted-average interest at March 31, 2003 of 1.52% per annum and at March 31, 2004 of 1.47% per annum, respectively	1,080,768	1,382,516	13,081

	¥1,855,648	¥2,189,024	$20,712

At March 31, 2004, Toyota has unused short-term lines of credit amounting to ¥1,578,414 million ($14,934 million) of which ¥196,655 million ($1,861 million) related to commercial paper programs. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2003 and 2004 comprises the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2003	2004	2004
Unsecured loans, representing obligations principally to banks, due 2003 to 2025 in 2003 and due 2004 to 2025 in 2004 with interest ranging from 0.05% to 18.00% per annum in 2003 and from 0.05% to 16.00% per annum in 2004	¥620,234	¥669,751	$6,337
Secured loans, representing obligations principally to banks, due 2003 to 2030 in 2003 and due 2004 to 2019 in 2004 with interest ranging from 0.35% to 5.06% per annum in 2003 and from 0.35 % to 5.04% per annum in 2004	56,283	29,307	277
Medium-term notes of consolidated subsidiaries, due 2003 to 2013 in 2003 and due 2004 to 2019 in 2004 with interest ranging from 0.01% to 7.59% per annum in 2003 and from 0.05% to 7.59 % per annum in 2004	3,064,278	3,027,920	28,649
Unsecured 0.45% convertible bonds of consolidated subsidiaries, due 2003, convertible at ¥672 ($6) for one common share, redeemable before due date	13,308	—	—
Unsecured notes of parent company, due 2003 to 2018 in 2003 and due 2008 to 2018 in 2004 with interest ranging from 1.33% to 3.00% per annum in 2003 and from 1.33 % to 3.00 % per annum in 2004	550,000	500,000	4,731
Unsecured notes of consolidated subsidiaries, due 2003 to 2008 in 2003 and due 2004 to 2031 in 2004 with interest ranging from 0.27% to 7.00% per annum in 2003 and from 0.27 % to 7.00% per annum in 2004	946,973	1,044,875	9,886
Notes payable related to securitized finance receivables structured as collateralized borrowings	66,014	23,903	226
Long-term capital lease obligations, due 2003 to 2017 in 2003 and due 2004 to 2017 in 2004, with interest ranging from 0.60% to 9.75% per annum in 2003 and from 0.37% to 9.33% per annum in 2004	83,455	76,705	726

	5,400,545	5,372,461	50,832
Less - Current portion due within one year	(1,263,017)	(1,125,195)	(10,646)

	¥4,137,528	¥4,247,266	$40,186

At March 31, 2004, property, plant and equipment with a book value of ¥122,113 million ($1,155 million) was pledged as collateral by consolidated subsidiaries for certain debt obligations. In addition, other assets aggregating ¥71,856 million ($680 million) was pledged as collateral by consolidated subsidiaries for certain debt obligations including “Notes payable related to securitized finance receivables structured as collateralized borrowings”.

At March 31, 2004, approximately 42%, 31%, 15% and 12% of long-term debt is denominated in U.S. dollars, Japanese yen, euros, and other currencies, respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Years ending March 31	Yen in millions	U.S. dollars in millions
2005	¥1,125,195	$10,646
2006	1,044,568	9,883
2007	569,853	5,392
2008	984,323	9,313
2009	764,761	7,236

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.

At March 31, 2004, Toyota has unused long-term lines of credit amounting to ¥1,967,433 million ($18,615 million).

14. Product warranties:

Toyota provides product warranties for certain defects mainly resulting from manufacturing based on warranty contracts with its customers at the time of sale of products. Toyota accrues estimated warranty costs which would incur in the future in accordance with the warranty contracts. The net change in the accrual for the product warranties for the years ended March 31, 2003 and 2004, which is included in “Accrued expenses” in the accompanying consolidated balance sheets, consist of the following:

	Yen in millions		U.S. dollars in millions
	For the years ended march 31,		For the year ended March 31,
	2003	2004	2004
Liabilities for product warranties at beginning of year	¥225,654	¥240,634	$2,277
Payments made during year	(179,650)	(193,979)	(1,835)
Provision for warranties	200,484	229,578	2,172
Changes relating to pre-existing warranties	(1,670)	(1,910)	(18)
Other	(4,184)	(5,183)	(49)

Liabilities for product warranties at end of year	¥240,634	¥269,140	$2,547

The other amount primarily includes the impact of currency translation adjustment and the impact of additional ownership interest acquired in affiliated companies.

In addition to product warranties above, Toyota initiates recall actions or voluntary service campaigns to repair or to replace parts which are expected to fail from products safety perspectives or customer satisfaction standpoints. Toyota accrues costs of these activities based on management’s estimates which are not included in the reconciliation above.

15. Other payables:

Other payables are mainly related to purchases of property, plant and equipment and non-manufacturing purchases.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Income taxes:

The components of income before income taxes comprise the following:

	Yen in millions			U.S. dollars in millions
	For the year ended March 31,			For the year ended March 31,
	2002	2003	2004	2004
Income before income taxes:
Parent company and domestic subsidiaries	¥706,795	¥803,594	¥1,104,719	$10,452
Foreign subsidiaries	265,306	423,058	661,074	6,255

	¥972,101	¥1,226,652	¥1,765,793	$16,707

The provision for income taxes consisted of the following:

	Yen in millions			U.S. dollars in millions
	For the year ended March 31,			For the year ended March 31,
	2002	2003	2004	2004
Current income tax expense:
Parent company and domestic subsidiaries	¥467,891	¥497,613	¥404,672	$3,829
Foreign subsidiaries	97,709	93,674	155,804	1,474

Total current	565,600	591,287	560,476	5,303

Deferred income tax expense (benefit):
Parent company and domestic subsidiaries	(157,152)	(102,276)	77,970	738
Foreign subsidiaries	14,341	28,003	42,858	405

Total deferred	(142,811)	(74,273)	120,828	1,143

Total provision	¥422,789	¥517,014	¥681,304	$6,446

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 41.3% in the years ended March 31, 2002, 2003 and 2004. Due to changes in Japanese income tax regulations, effective April 1, 2004, the statutory rate was reduced to approximately 40.2%, and such rate was also used to calculate the future expected tax effects of temporary differences, which are expected to be realized on and after April 1, 2004. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the years ended March 31,
	2002	2003	2004
Statutory tax rate	41.3%	41.3%	41.3%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	0.7	0.7	0.5
Tax on equity earnings in affiliated companies	1.0	1.6	1.7
Valuation allowance	1.2	1.3	(0.9)
Income tax credits	(1.4)	(1.9)	(3.5)
Changes in tax rate resulting from enactment of income tax regulations	—	0.6	0.6
Other	0.7	(1.5)	(1.1)

Effective income tax rate	43.5%	42.1%	38.6%

Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2003	2004	2004
Deferred tax assets
Accrued pension and severance costs	¥412,942	¥204,002	$1,930
Warranty reserves and accrued expenses	150,231	162,783	1,540
Other accrued employees’ compensation	93,903	115,416	1,092
Operating loss carryforwards for tax purposes	156,129	84,829	803
Inventory adjustments	45,967	43,392	411
Property, plant and equipment and other assets	98,298	109,623	1,037
Other	223,442	267,745	2,533

Gross deferred tax assets	1,180,912	987,790	9,346
Less - Valuation allowance	(119,620)	(104,083)	(985)

Total deferred tax assets	1,061,292	883,707	8,361

Deferred tax liabilities
Unrealized gains on securities	(23,623)	(273,591)	(2,589)
Undistributed earnings of affiliates accounted for by the equity method	(285,593)	(360,310)	(3,409)
Basis difference of acquired assets	(31,164)	(33,670)	(319)
Lease transactions	(279,946)	(287,410)	(2,719)
Gain on securities contribution to employee retirement benefit trust	(66,523)	(66,523)	(629)
Other	(88,620)	(43,526)	(412)

Gross deferred tax liabilities	(775,469)	(1,065,030)	(10,077)

Net deferred tax asset (liability)	¥285,823	¥(181,323)	$(1,716)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation allowance mainly relates to deferred tax assets of the consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2002, 2003 and 2004 consist of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2002	2003	2004	2004
Valuation allowance at beginning of year	¥73,339	¥103,211	¥119,620	$1,132
Additions	27,976	29,530	17,738	168
Deductions	(16,089)	(12,989)	(31,934)	(302)
Other	17,985	(132)	(1,341)	(13)

Valuation allowance at end of year	¥103,211	¥119,620	¥104,083	$985

The other amount includes the impact of additional ownership interest of acquired affiliated companies, changes in the statutory tax rates and currency translation adjustment during the years ended March 31, 2002, 2003 and 2004.

During the year ended March 31, 2004, certain subsidiaries reported favorable results resulting in reduction or reversal of certain previously provided valuation allowances.

Net deferred tax asset (liability) are included in the consolidated balance sheets as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2003	2004	2004
Deferred tax assets
Deferred income taxes (Current assets)	¥385,148	¥457,161	$4,325
Investments and other assets - other	273,818	145,695	1,378

Deferred tax liabilities
Other current liabilities	(2,139)	(5,618)	(53)
Deferred income taxes (Long-term liabilities)	(371,004)	(778,561)	(7,366)

Net deferred tax asset (liability)	¥285,823	¥(181,323)	$(1,716)

Management of Toyota intends to reinvest certain undistributed earnings of their foreign subsidiaries for an indefinite period of time. As a result, no provision for income taxes has been made on undistributed earnings of these subsidiaries not expected to be remitted in the foreseeable future aggregating ¥1,331,565 million ($12,599 million) as of March 31, 2004. Toyota estimates an additional tax provision of ¥117,341 million ($1,110 million) would be required at such time if the full amount of these accumulated earnings became subject to Japanese taxes.

Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 2004 amounted to approximately ¥218,652 million ($2,069 million) and are available as an offset against future taxable income of such subsidiaries. These carryforwards expire in years 2005 to 2011, with the exception of ¥112,975 million ($1,069 million) which are not subject to expiration.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Shareholders’ equity:

Changes in the number of shares of common stock issued have resulted from the following:

	For the years ended March 31,
	2002	2003	2004
Common stock issued
Balance at beginning of year	3,684,997,492	3,649,997,492	3,609,997,492
Issuance during the year	—	—	—
Purchase and retirement	(35,000,000)	(40,000,000)	—

Balance at end of year	3,649,997,492	3,609,997,492	3,609,997,492

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the parent company and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriation is required when total amount of the legal reserve and capital surplus equals 25% of stated capital. The legal reserve included in retained earnings as of March 31, 2003 and 2004 was ¥130,481 million and ¥133,432 million ($1,262 million), respectively. The legal reserve is restricted and unable to be used for dividend payments.

The amount of statutory retained earnings of the parent company available for dividend payments to shareholders was ¥4,720,827 million and ¥4,765,477 million ($45,089 million) as of March 31, 2003 and 2004, respectively. In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings at March 31, 2004 includes amounts representing final cash dividends of ¥83,261 million ($788 million), ¥25 ($0.24) per share, which were approved at the shareholders’ meeting held on June 23, 2004.

Retained earnings at March 31, 2004 includes ¥774,172 million ($7,325 million) relating to equity in undistributed earnings of companies accounted for by the equity method.

In June, 1997, the shareholders of the parent company approved a stock repurchase policy in accordance with the Japanese Commercial Code, which allows the company to purchase treasury stock only for the purpose of retirement of the stock with a resulting reduction in retained earnings. Under the stock repurchase policy, the shareholders authorized the parent company’s repurchase, subject to the approval of the Board of Directors, of up to 370 million shares of its common stock without the limitation of time. In accordance with this plan, the parent company repurchased shares approximately 77 million during the year ended March 31, 2002. The results of repurchases and retirement of common stock reduced retained earnings for the years ended March 31, 2002 and 2003 by ¥129,218 million and ¥142,993 million, respectively.

In 2001, the Japanese Commercial Code was changed and allows the company to purchase treasury stock at any reason at any time by the resolution of the Board of Directors up to the limitation approved at the Shareholders’ Meeting. In response to the Japanese Commercial Code amendment, on June 26, 2002, the shareholders of the parent company approved the amendment of the stock repurchase policy in the Articles of Incorporation to delete the limitation of the purpose of purchasing treasury stock noted above. As a result, Toyota’s unused authorized shares for the repurchase of shares of common stock under the legacy policy elapsed. In the same Shareholders’ Meeting, the shareholders of the parent company also approved the purchase as treasury stock, without any purpose limitation, of up to 170 million shares at a cost up to ¥600,000 million during the period up to the resolution of next Ordinary General Shareholders’ Meeting which was held on June 26, 2003. In accordance with this plan, as amended, the parent company repurchased approximately 155 million

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

shares during the year ended March 31, 2003. On June 26, 2003, the shareholders of the parent company again approved the purchase as treasury stock of up to 150 million shares at a cost up to ¥400,000 million during the period until the resolution at the next Ordinary General Shareholders’ Meeting which was held on June 23, 2004. According to this authorization, the parent company purchased 113 million shares of its treasury stock during the approved period of time. Part of this treasury stock acquiring transactions executed subsequent to the balance sheet date. See note 26 to the consolidated financial statements. On June 23, 2004, the shareholders of the parent company again approved the purchase as treasury stock of up to 65 million shares at a cost of up to ¥250,000 million during the period until the resolution of next Ordinary General Shareholders’ Meeting that will be held in June, 2005, and, in response to the Japanese Commercial Code amendment, also approved a change in the Articles of Incorporation to grant the Board of Directors the right to repurchase treasury stock on the basis of only its resolution.

In years prior to 1997, Toyota had made free distributions of shares to its shareholders for which no accounting entry is required in Japan. Had the distributions been accounted for in a manner used by companies in the United States of America, ¥2,576,606 million ($24,379 million) would have been transferred from retained earnings to the appropriate capital accounts.

Detailed components of accumulated other comprehensive loss at March 31, 2003 and 2004 and the related changes, net of taxes for the years ended March 31, 2002, 2003 and 2004 consist of the following:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Minimum pension liability adjustments	Net gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balances at March 31, 2001	¥(306,385)	¥37,323	¥(13,429)	¥—	¥(282,491)

Other comprehensive income (loss)	133,897	(3,576)	(114,344)	(790)	15,187

Balances at March 31, 2002	(172,488)	33,747	(127,773)	(790)	(267,304)

Other comprehensive income (loss)	(139,285)	(26,495)	(171,978)	790	(336,968)

Balances at March 31, 2003	(311,773)	7,252	(299,751)	—	(604,272)

Other comprehensive income (loss)	(203,257)	329,672	273,265	—	399,680

Balances at March 31, 2004	¥(515,030)	¥336,924	¥(26,486)	¥—	¥(204,592)

	U.S. dollars in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Minimum pension liability adjustments	Net gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balances at March 31, 2003	$(2,950)	$69	$(2,837)	$—	$(5,718)

Other comprehensive income (loss)	(1,923)	3,119	2,586	—	3,782

Balances at March 31, 2004	$(4,873)	$3,188	$(251)	$—	$(1,936)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax effects allocated to each component of other comprehensive income for the years ended March 31, 2002, 2003 and 2004 are as follows:

	Yen in millions
	Pre-tax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2002
Foreign currency translation adjustments	¥136,250	¥(2,353)	¥133,897
Unrealized losses on securities:
Unrealized holding gains (losses) arising for the year	(166,570)	68,686	(97,884)
Less: reclassification adjustments for losses included in net income	160,606	(66,298)	94,308
Minimum pension liability adjustments	(194,727)	80,383	(114,344)
Net losses on derivative instruments	(1,074)	284	(790)

Other comprehensive income (loss)	¥(65,515)	¥80,702	¥15,187

For the year ended March 31, 2003
Foreign currency translation adjustments	¥(142,278)	¥2,993	¥(139,285)
Unrealized losses on securities:
Unrealized holding gains (losses) arising for the year	(143,806)	59,707	(84,099)
Less: reclassification adjustments for losses included in net income	98,100	(40,496)	57,604
Minimum pension liability adjustments	(292,315)	120,337	(171,978)
Net gains on derivative instruments	1,074	(284)	790

Other comprehensive income (loss)	¥(479,225)	¥142,257	¥(336,968)

For the year ended March 31, 2004
Foreign currency translation adjustments	¥(201,511)	¥(1,746)	¥(203,257)
Unrealized gains on securities:
Unrealized holding gains (losses) arising for the year	554,496	(211,234)	343,262
Less: reclassification adjustments for losses included in net income	(21,953)	8,363	(13,590)
Minimum pension liability adjustments	450,549	(177,284)	273,265

Other comprehensive income (loss)	¥781,581	¥(381,901)	¥399,680

	U.S. dollars in millions
	Pre-tax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2004
Foreign currency translation adjustments	$(1,906)	$(17)	$(1,923)
Unrealized gains on securities:
Unrealized holding gains (losses) arising for the year	5,247	(1,999)	3,248
Less: reclassification adjustments for losses included in net income	(208)	79	(129)
Minimum pension liability adjustments	4,263	(1,677)	2,586

Other comprehensive income (loss)	$7,396	$(3,614)	$3,782

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Stock-based compensation:

In June 1997, the parent company’s shareholders approved a stock option plan for board members. In June 2001, the shareholders approved an amendment of the plan to include both board members and key employees. Each year, since the plans’ inception, the shareholders have approved the authorization for the grant of options for the purchase of Toyota’s common stock. Authorized shares for each year that remain ungranted are unavailable for grant in future years. Stock options with a term ranging from 4 years to 6 years are granted with an exercise price equal to 1.025 times the closing price of Toyota’s common stock on the date of grant and generally vest two years from the date of grant.

Subsequent to March 31, 2004, the shareholders approved the authorization of an additional 2,021,000 shares for issuance under the Toyota’s stock option plan for board members and key employees.

The following table summarizes Toyota’s stock option activity:

	Yen
	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life in years
Balances at March 31, 2001	1,323,000	¥4,210	2.24

Granted	1,361,000	4,203
Exercised	(166,100)	3,610
Canceled	(236,100)	4,320

Balances at March 31, 2002	2,281,800	4,238	2.59

Granted	1,876,000	2,958
Exercised	—	—
Canceled	(340,800)	3,888

Balances at March 31, 2003	3,817,000	3,640	3.57

Granted	1,958,000	3,116
Exercised	—	—
Canceled	(997,000)	3,853

Balances at March 31, 2004	4,778,000	¥3,381	3.90

Exercisable at March 31, 2004	1,253,000	¥4,330	1.13

The following table summarizes information for options outstanding and options exercisable at March 31, 2004:

Exercise price range	Outstanding				Exercisable
	Number of shares	Weighted -average exercise price	Weighted -average exercise price	Weighted -average remaining life	Number of shares	Weighted -average exercise price	Weighted -average exercise price
Yen		Yen	Dollars	Years		Yen	Dollars
¥2,958 – 4,000	3,525,000	¥3,044	$29	4.88	—	¥—	$—
4,001 – 4,838	1,253,000	4,330	41	1.13	1,253,000	4,330	41

2,958 – 4,838	4,778,000	3,381	32	3.90	1,253,000	4,330	41

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average fair value per option at the date of grant for options granted during the years ended March 31, 2002, 2003 and 2004 was ¥1,046, ¥766 and ¥769 ($7), respectively. The fair value of options granted, which is amortized over the option vesting period in determining the pro forma impact in Note 2, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2002	2003	2004
Dividend rate	0.8%	1.3%	1.5%
Risk-free interest rate	1.3%	0.7%	0.4%
Expected volatility	33%	34%	34%
Expected holding period (years)	4.0	5.1	5.3

19. Employee benefit plans:

Pension and severance plans –

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

The parent company and most subsidiaries in Japan have contributory funded defined benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law (“JWPIL”). The contributory pension plans cover a portion of the governmental welfare pension program, under which the contributions are made by the companies and their employees, and an corporate portion representing the noncontributory pension plans. The pension benefits are determined based on years of service and the compensation amounts as stipulated in the aforementioned regulations, and are payable, at the option of the retiring employee, as a monthly pension payment or in a lump-sum amount. The contributions to the plans are funded with several financial institutions in accordance with the applicable laws and regulations. These pension plan assets consist principally of investments in government obligations, equity and fixed income securities, and insurance contracts.

The parent company and most of subsidiaries in Japan revised their defined benefit pension plans during the years ended March 31, 2001 and 2002, which resulted in the reductions of projected benefit obligations. These effects of the reductions in the projected benefit obligations have been reflected as an unrecognized prior service cost.

During the year ended March 31, 2003, the parent company revised its lump-sum indemnities plan and the benefits under the lump-sum indemnities plan were reduced by approximately 12.5% in exchange for assets of an equivalent amount being contributed to a newly established defined contribution plan. This plan amendment reduced accumulated benefit obligations of the lump-sum indemnities plan by ¥36,807 million, which is equivalent to the benefits transferred to the defined contribution plan, and the difference between this amount and the relevant amount of projected benefit obligation resulted in ¥10,401 million being treated as negative unrecognized prior service cost.

Most foreign subsidiaries have defined benefit pension plans or severance indemnity plans covering substantially all of their employees under which the cost of benefits is currently invested or accrued. The benefits for these plans are based primarily on current rate of pay and lengths of service.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transfer to the government of the Substitutional Portion of the Employee Pension Fund Liabilities –

The parent company had maintained the Toyota Motor Pension Fund, a employees’ pension fund (EPF) pursuant to the JWPIL. The EPF consisted of two tiers, “Substitutional Portion”, in which the EPF, in lieu of the government’s social insurance program, collected contributions, funded them and paid benefits to the employees with respect to the pay-related portion of the old-age pension benefits prescribed by JWPIL, and “Corporate Portion” which was established at the discretion of each employer.

In June 2001, the Corporate Defined Benefit Pension Plan Law was enacted and allows any EPF to terminate its operation relating to “Substitutional Portion” that in the past an EPF had operated and managed in lieu of the government, subject to approval from the Japanese Minister of Health, Labour and Welfare. In September 2003, Toyota Motor Pension Fund obtained the approval from the Minister for the exemption from benefit payments related to employee services of “Substitutional Portion”. In January 2004, Toyota Motor Pension Fund completed the transfer of the plan assets equivalent to “Substitutional Portion” to the government. In addition, during the year ended March 31, 2004, certain subsidiaries and affiliates in Japan that had EPFs also completed the transfer of the plan assets equivalent to “Substitutional Portion” to the government in compliance with the same procedure as did the parent company. Certain other subsidiaries and affiliates in Japan that have EPFs are currently in process of obtaining the approval from the Minister for the exemption from the benefit payments related to employee service of “Substitutional Portion” and upon approval will transfer the plan assets equivalent to “Substitutional Portion” to the government.

In accordance with the consensus on EITF Issue No. 03-2, Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities (“EITF 03-2”), Toyota accounted the entire separation process, upon completion of transfer of the plan assets to the government, as a single settlement transaction. During the year ended March 31, 2004, Toyota recognized a settlement loss of ¥323,715 million ($3,063 million) as part of net periodic pension costs which is the proportionate amount of the net unrecognized loss immediately prior to the separation related to the entire EPF, and which is determined based on the proportion of the projected benefit obligation settled to the total projected benefit obligation immediately prior to the separation. Toyota also recognized as a reduction of net periodic pension costs at gain of ¥109,885 million ($1,040 million) which resulted from the derecognition of previously accrued salary progression. In addition, Toyota recognized a gain of ¥320,867 million ($3,035 million) which represented the difference between the obligation settled and the assets transferred to the government. These gains and losses are reflected in the consolidated statement of income for the year ended March 31, 2004 as follows:

	Yen in millions
	For the year ended March 31, 2004
	Costs of products sold	Selling, general and administrative	Total
Settlement losses	¥(288,177)	¥(35,538)	¥(323,715)
Gains on derecognition of previously accrued salary progression	98,079	11,806	109,885
Gains on difference between the obligation settled and the assets transferred	—	320,867	320,867

Total	¥(190,098)	¥297,135	¥107,037

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	U.S. dollars in millions
	For the year ended March 31, 2004
	Costs of products sold	Selling, general and administrative	Total
Settlement losses	$(2,727)	$(336)	$(3,063)
Gains on derecognition of previously accrued salary progression	928	112	1,040
Gains on difference between the obligation settled and the assets transferred	—	3,035	3,035

Total	$(1,799)	$2,811	$1,012

All these gains and losses are non-cash gains and losses, and reported on a net basis in “Pension and severance costs, less payments” in the consolidated statement of cash flow for the year ended March 31, 2004.

Toyota uses a March 31 measurement date for the majority of its benefit plans.

Information regarding Toyota’s defined benefit plans is as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2003	2004	2004
Change in benefit obligation
Benefit obligation at beginning of year	¥2,238,398	¥2,346,127	$22,198
Service cost	71,873	75,988	719
Interest cost	49,030	48,674	461
Plan participants’ contributions	5,765	2,245	21
Plan amendments	(47,208)	(7,903)	(75)
Projected benefit obligation settled due to the separation of substitutional portion	—	(752,646)	(7,121)
Actuarial loss (gain)	96,760	(11,280)	(107)
Acquisition and other	2,110	265,969	2,516
Benefits paid	(70,601)	(76,123)	(720)

Benefit obligation at end of year	2,346,127	1,891,051	17,892

Change in plan assets
Fair value of plan assets at beginning of year	1,097,035	932,166	8,820
Actual return on plan assets	(170,647)	171,600	1,624
Acquisition and other	708	128,031	1,211
Employer contributions	69,906	213,790	2,023
Plan participants’ contributions	5,765	2,245	21
Assets transferred to the government due to the separation of substitutional portion	—	(321,894)	(3,046)
Benefits paid	(70,601)	(76,123)	(720)

Fair value of plan assets at end of year	932,166	1,049,815	9,933

Funded status	1,413,961	841,236	7,959
Unrecognized actuarial loss	(961,756)	(478,830)	(4,531)
Unrecognized prior service costs	131,366	129,965	1,230
Unrecognized net transition obligations	(45,497)	(27,572)	(260)

Net amount recognized	¥538,074	¥464,799	$4,398

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the enactment of the Corporate Defined Benefit Pension Plan Law and the transfer of the “Substitutional Portion”, the parent company performed the pension financing calculation of Toyota Motor Pension Fund as required by the Law and contributed ¥115,294 million ($1,091 million) to plan assets in cash, equivalent to unfunded amount in the calculation of the Fund also as required by the Law.

Amounts recognized in the consolidated balance sheets are comprised of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2003	2004	2004
Accrued pension and severance costs	¥1,052,687	¥725,569	$6,865
Prepaid pension and severance costs	(1,107)	(164,176)	(1,553)
Investments and other assets	(3,595)	(18,627)	(176)
Accumulated other comprehensive income	(509,911)	(77,967)	(738)

Net amount recognized	¥538,074	¥464,799	$4,398

The accumulated benefit obligation for all defined benefit pension plans was ¥2,043,871 million and ¥1,688,666 million ($15,978 million) at March 31, 2003 and 2004, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2003	2004	2004
Projected benefit obligation	¥2,140,068	¥1,051,841	$9,952
Accumulated benefit obligation	1,866,673	954,158	9,028
Fair value of plan assets	876,806	349,217	3,304

Components of net periodic (benefit) cost are as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2002	2003	2004	2004
Service cost	¥74,926	¥71,873	¥75,988	$719
Interest cost	58,149	49,030	48,674	461
Expected return on plan assets	(29,465)	(23,003)	(24,991)	(236)
Amortization of prior service costs	(12,723)	(14,272)	(15,092)	(143)
Recognized net actuarial loss	17,228	22,977	45,653	432
Settlement loss resulted from the transfer of the substitutional portion	—	—	213,830	2,023
Amortization of net transition obligation	19,055	19,630	18,963	179

Net periodic pension cost	¥127,170	¥126,235	¥363,025	$3,435

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in recognized net actuarial loss for the years ended March 31, 2002, 2003, and 2004 were primarily due to changes in estimates made for actuarial assumptions in addition to actual returns on plan assets during the year ended March 31, 2001, 2002 and 2003 being less than the expected return on plan assets used for those years.

In addition to net periodic pension costs, Toyota recorded an additional minimum liability totaling ¥513,506 million and ¥96,594 million ($914 million) at March 31, 2003 and 2004, respectively, for plans where the accumulated benefit obligation exceeded the fair market value of plan assets and accrued pension and severance costs. Minimum pension liability adjustments included in other comprehensive income (loss) for the years ended March 31, 2002, 2003 and 2004 are as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2002	2003	2004	2004
Minimum pension liability adjustments, included in other comprehensive income (loss)	¥(114,344)	¥(171,978)	¥273,265	$2,586

Weighted-average assumptions used to determine benefit obligations as of March 31, 2003 and 2004 are as follows:

	March 31,
	2003	2004
Discount rate	2.1%	2.2%
Rate of compensation increase	0.8 - 9.7%	0.5 - 9.7%

Weighted-average assumptions used to determine net periodic (benefit) cost for the years ended March 31, 2002, 2003 and 2004 are as follows:

	For the years ended March 31,
	2002	2003	2004
Discount rate	3.1%	2.5%	2.1%
Expected return on plan assets	3.3%	2.7%	2.1%
Rate of compensation increase	2.0 - 6.5%	1.5 - 6.0%	0.8 - 9.7%

The expected rate of return on plan assets is determined considering several applicable factors mainly including, compositions of plan assets held, assumed risks of asset management, historical results of the return on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota’s pension plan weighted-average asset allocations as of March 31, 2003 and 2004, by asset category are as follows:

	Plan assets at March 31,
	2003	2004
Equity securities	48.7%	49.4%
Debt securities	20.1	16.9
Real estate	0.5	0.3
Other	30.7	33.4

Total	100.0%	100.0%

Toyota’s policy and objective for plan asset management is to maximize returns on plan assets to meet future benefit payment requirements under risks which Toyota considers permissible. Asset allocations under the plan asset management are determined based on Toyota’s plan asset management guideline established to achieve the optimized asset compositions in terms of the long-term overall plan asset management. To determine individual investments, Toyota performs in advance sound assessments on corresponding factors mainly risks, transaction costs and liquidity of each potential investee under the examination. To measure results of the plan asset management, Toyota establishes bench mark return rates for each individual investment, combines these individual bench mark rates based on the asset composition ratios within each asset category, and compares the combined rates with the corresponding actual return rates on each asset category.

Toyota expects to contribute ¥96,888 million ($917 million) to its pension plan in the year ending March 31, 2005.

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

Toyota adopted FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, on April 1, 2001. Upon the adoption of this statement, Toyota recorded a net transition adjustment gain of ¥8,986 million, net of income tax expense of ¥4,967 million, in net income, and a net transition adjustment loss of ¥2,451 million, net of income tax benefit of ¥1,453 million, in accumulated other comprehensive loss.

Fair value hedges -

Toyota enters into interest rate swaps, and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing its exposure to interest rate fluctuations. Interest rate swap agreements are executed as either an integral part of specific debt

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

For the years ended March 31, 2002, 2003 and 2004, Toyota reported gains of ¥250 million, ¥10,978 million and ¥10,413 million ($99 million), respectively, related to the ineffective portion of Toyota’s fair value hedges which is included in cost of financing operations in the accompanying consolidated statements of income. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

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

Net derivative gains and losses included in other comprehensive income are reclassified into earnings at the time that the associated hedged transactions impact the income statement. For the years ended March 31, 2002 and 2003, net derivative gains of ¥4,762 million and losses of ¥790 million were reclassified to foreign exchange gain (loss), net in the accompanying consolidated statements of income, respectively. These net gains and losses were offset by net losses and gains from transactions being hedged. The components of each derivative’s gain and loss are included in the assessment of hedge effectiveness, and no hedge ineffectiveness was reported because all critical terms of derivative financial instruments designated as, and qualify as, cash flow hedging instruments are same as those of hedged debt transactions. For the year ended March 31, 2004, no gains or losses resulted from cash flow hedges were reported as no derivative instruments were designated as, and qualified as cash flow hedging instruments. Toyota does not expect to reclassify any gains or losses included in other comprehensive income as at March 31, 2004, into earnings in next twelve months because no derivative instruments were designated as, and qualified as, cash flow hedges at the date.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, which manage its exposure to foreign currency exchange fluctuation and interest rate fluctuation from an economic perspective, and which Toyota is unable or has elected not to apply hedge accounting. Unrealized gains or losses on these derivative instruments are reported in cost of financing operations and foreign exchange gain (loss), net in the accompanying consolidated statements of income together with realized gains or losses on those derivative instruments.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Other financial instruments:

Toyota has certain financial instruments, including financial assets and liabilities and off-balance sheet financial instruments which arose in the normal course of business. These financial instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major industrialized countries. Financial instruments involve, to varying degrees, market risk as instruments are subject to price fluctuations, and elements of credit risk in the event a counterparty should default. In the unlikely event the counterparties fail to meet the contractual terms of a foreign currency or an interest rate instrument, Toyota’s risk is limited to the fair value of the instrument. Although Toyota may be exposed to losses in the event of non-performance by counterparties on financial instruments, it does not anticipate significant losses due to the nature of its counterparties. Counterparties to Toyota’s financial instruments represent, in general, international financial institutions. Additionally, Toyota does not have a significant exposure to any individual counterparty. Based on the creditworthiness of these financial institutions, collateral is generally not required of the counterparties or of Toyota. Toyota believes that the overall credit risk related to its financial instruments is not significant.

The estimated fair values of Toyota’s financial instruments, excluding marketable securities and other securities investments and affiliated companies, are summarized as follows:

	Yen in millions
	March 31, 2003
	Carrying amount	Estimated fair value
Asset (Liability)

Cash and cash equivalents	¥1,592,028	¥1,592,028
Time deposits	55,406	55,406
Total finance receivables, net	4,198,957	4,332,742
Other receivables	513,952	513,952
Short-term borrowings	(1,855,648)	(1,855,648)
Long-term debt including the current portion	(5,317,090)	(5,405,239)
Foreign exchange forward contracts	(2,464)	(2,464)
Interest rate and currency swap agreements	103,038	103,038
Option contracts purchased	5,935	5,935
Option contracts written	(3,581)	(3,581)

	Yen in millions		U.S. dollars in millions
	March 31, 2004		March 31, 2004
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability)

Cash and cash equivalents	¥1,729,776	¥1,729,776	$16,367	$16,367
Time deposits	68,473	68,473	648	648
Total finance receivables, net	5,069,041	5,228,629	47,961	49,471
Other receivables	396,788	396,788	3,754	3,754
Short-term borrowings	(2,189,024)	(2,189,024)	(20,712)	(20,712)
Long-term debt including the current portion	(5,295,756)	(5,387,028)	(50,106)	(50,970)
Foreign exchange forward contracts	8,923	8,923	84	84
Interest rate and currency swap agreements	208,141	208,141	1,969	1,969
Option contracts purchased	8,841	8,841	84	84
Option contracts written	(1,725)	(1,725)	(16)	(16)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following are explanatory notes regarding the financial assets and liabilities other than derivative financial instruments.

Cash and cash equivalents, time deposits and other receivables -

In the normal course of business, substantially all cash and cash equivalents, time deposits and other receivables are highly liquid and are carried at amounts which approximate fair value.

Finance receivables, net -

The carrying value of variable rate finance receivables was assumed to approximate fair value as they were repriced at prevailing market rates at March 31, 2003 and 2004. The fair value of fixed rate finance receivables was estimated by discounting expected cash flows using the rates at which loans of similar credit quality and maturity would be made as of March 31, 2003 and 2004.

Short-term borrowings and long-term debt -

The fair values of short-term borrowings and total long-term debt including the current portion were estimated based on the discounted amounts of future cash flows using Toyota’s current incremental borrowing rates for similar liabilities.

22. Lease commitments:

Toyota leases certain assets under capital lease and operating lease arrangements.

An analysis of leased assets under capital leases is as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2003	2004	2004
Class of property
Building	¥11,059	¥10,937	$104
Machinery and equipment	155,197	161,446	1,528
Less - Accumulated depreciation	(106,633)	(118,956)	(1,126)

	¥59,623	¥53,427	$506

Amortization expenses under capital leases for the years ended March 31, 2002, 2003 and 2004 were ¥18,361 million, ¥14,501 million and ¥12,908 million ($122 million), respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2004 are as follows:

Years ending March 31	Yen in millions	U.S. dollars in millions
2005	¥15,662	$148
2006	15,340	145
2007	14,753	140
2008	11,036	104
2009	5,371	51
Thereafter	24,328	230

Total minimum lease payments	86,490	818
Less - Amount representing interest	(9,785)	(92)

Present value of net minimum lease payments	76,705	726
Less - Current obligations	(13,997)	(133)

Long-term capital lease obligations	¥62,708	$593

Rental expenses under operating leases for the years ended March 31, 2002, 2003 and 2004 were ¥72,989 million, ¥76,118 million and ¥81,912 million ($775 million), respectively.

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2004 are as follows:

Years ending March 31	Yen in millions	U.S. dollars in millions
2005	¥9,304	$88
2006	7,470	71
2007	5,281	50
2008	3,680	35
2009	2,950	28
Thereafter	12,235	115

Total minimum future rentals	¥40,920	$387

23. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments outstanding at March 31, 2004 for the purchase of property, plant and equipment and other assets approximated ¥56,352 million ($533 million).

Toyota enters into contracts with Toyota dealers to guarantee customers’ payment of their installment payables that arises from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and at March 31, 2004, range from one month to 35 years, however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of March 31, 2004 is ¥1,035,211 million ($9,795 million). Liabilities for guarantee of ¥4,432 million ($42 million) have been provided as of March 31, 2004. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose obligations Toyota guaranteed.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2003, Toyota, General Motors Corporation, Ford, DaimlerChrysler, Honda, Nissan and BMW and their U.S. and Canadian sales and marketing subsidiaries, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported nationwide class actions on behalf of all purchasers of new motor vehicles in the United States since January 1, 2001. Twenty-six similar actions were filed in federal courts in California, Illinois, New York, Massachusetts, Florida, New Jersey and Pennsylvania. Additionally, fifty-five parallel class actions were filed in state courts in California, Minnesota, New Mexico, New York, Tennessee, Wisconsin, Arizona, Florida and New Jersey on behalf of the same purchasers in these states. As of April 1, 2004, actions filed in federal courts were consolidated in Maine and actions filed in the state courts of California and New Jersey were also consolidated, respectively. The nearly identical complaints allege that the defendants violated the Sherman Antitrust Act by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market. The complaints allege that new vehicle prices in Canada are 10% to 30% lower than those in the United States and that preventing the sale of these vehicles to United States citizens resulted in United States consumers paying excessive prices for the same type of vehicles. The complaints seek permanent injunctions against the alleged antitrust violations and treble damages in an unspecified amount. In March 2004, the federal district court of Maine (i) dismissed claims against certain Canadian sales and marketing subsidiaries, including Toyota Canada, Inc., for lack of personal jurisdiction but denied or deferred to dismiss claims against certain other Canadian companies, and (ii) dismissed the claim for damages but did not bar the plaintiffs from seeking injunctive relief against the alleged antitrust violations. The plaintiffs have submitted an amended compliant in order to proceed on the claim for damages. Toyota believes that its actions have been lawful and intends to vigorously defend these cases.

Toyota has various legal actions, governmental proceedings and other claims pending against it, including product liability claims in the United States. Although the claimants in some of these actions seek potentially substantial damages, Toyota cannot currently determine its potential liability or the damages, if any, with respect to these claims. However, based upon information currently available to Toyota, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota’s financial position, operating results or cash flows.

In September 2000, the European Union approved a directive that requires member states to promulgate regulations implementing the following by April 21, 2002: (i) manufacturers shall bear all or a significant part of the costs for taking back end-of-life vehicles put on the market after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, manufacturers will also be financially responsible for vehicles put on the market before July 1, 2002; (ii) manufacturers may not use certain hazardous materials in vehicles to be sold after July 2003; (iii) vehicles type-approved and put on the market from three years after the amendment of the directive on type-approval shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or recoverable to a minimum of 95% by weight per vehicle; and (iv) end-of-life vehicles must meet actual re-use and recovery targets of 80% and 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015. Currently, there are numerous uncertainties surrounding the form and implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. All of the member states, except for Finland, have adopted legislation to implement the directive. In addition, Sweden and Denmark have existing legislation that partially implements the directive. Belgium has partially adopted legislation implementing the directive. The ten new member states which joined the European Union in May 2004 are also in the process of adopting legislation to implement the directive. In addition, under this directive member states must take measures to ensure that car manufacturers, distributors and other auto-related businesses establish adequate used vehicle disposal facilities and to ensure that hazardous materials and recyclable parts are removed from vehicles prior to scrapping. This directive impacts Toyota’s vehicles sold in the European Union and Toyota expects to

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

introduce vehicles that are in compliance with such measures taken by the member states pursuant to the directive. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2004. Depending on the legislation that is yet to be enacted by certain member states and subject to other circumstances, Toyota may be required to provide additional accruals for the expected costs to comply with these regulations. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

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

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures, assembles and distributes passenger cars, sport-utility vehicles, minivans, trucks and related parts and accessories. The Financial Services segment consists primarily of financing operations, and vehicle and equipment leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All Other segment includes its operations that manufacture and market industrial vehicles which were transferred to an affiliated company during the year ended March 31, 2002, and prefabricated housing and various other business activities.

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas as of and for the years ended March 31, 2002, 2003 and 2004:

Segment operating results and assets -

As of and for the year ended March 31, 2002:

	Yen in millions
	Automotive	Financial Services	All Other	Intersegment Elimination/ Unallocated Amount	Total
Revenues
External customers	¥13,016,610	¥681,382	¥492,316	¥—	¥14,190,308
Inter-segment	50,818	16,640	236,532	(303,990)	—

Total revenue	13,067,428	698,022	728,848	(303,990)	14,190,308
Operating expenses	12,009,480	652,907	731,802	(297,513)	13,096,676

Operating income (loss)	¥1,057,948	¥45,115	¥(2,954)	¥(6,477)	¥1,093,632

Segment assets	¥9,121,406	¥6,910,593	¥650,912	¥2,622,819	¥19,305,730
Investment in equity method investees	1,065,455	185,072	3,950	66,495	1,320,972
Depreciation	603,468	186,146	20,227	—	809,841
Expenditures for segment assets	924,386	565,227	37,921	21,059	1,548,593

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2003:

	Yen in millions
	Automotive	Financial Services	All Other	Intersegment Elimination/ Unallocated Amount	Total
Revenues
External customers	¥14,300,799	¥707,527	¥493,227	¥—	¥15,501,553
Inter-segment	10,652	17,371	301,990	(330,013)	—

Total revenue	14,311,451	724,898	795,217	(330,013)	15,501,553
Operating expenses	13,064,526	694,570	790,688	(319,877)	14,229,907

Operating income	¥1,246,925	¥30,328	¥4,529	¥(10,136)	¥1,271,646

Segment assets	¥9,392,749	¥7,392,486	¥722,604	¥2,645,135	¥20,152,974
Investment in equity method investees	1,054,234	161,820	—	56,493	1,272,547
Depreciation	657,814	192,624	20,198	—	870,636
Expenditures for segment assets	998,528	544,390	48,041	19,270	1,610,229

As of and for the year ended March 31, 2004:

	Yen in millions
	Automotive	Financial Services	All Other	Intersegment Elimination/ Unallocated Amount	Total
Revenues
External customers	¥15,963,100	¥716,727	¥614,933	¥—	¥17,294,760
Inter-segment	10,726	20,125	281,311	(312,162)	—

Total revenue	15,973,826	736,852	896,244	(312,162)	17,294,760
Operating expenses	14,454,872	590,854	880,997	(298,853)	15,627,870

Operating income	¥1,518,954	¥145,998	¥15,247	¥(13,309)	¥1,666,890

Segment assets	¥10,207,395	¥8,138,297	¥941,925	¥2,752,611	¥22,040,228
Investment in equity method investees	1,092,713	211,657	—	60,407	1,364,777
Depreciation	772,829	175,533	21,542	—	969,904
Expenditures for segment assets	1,020,608	432,222	43,212	(7,501)	1,488,541

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Intersegment Elimination/ Unallocated Amount	Total
Revenues
External customers	$151,037	$6,781	$5,819	$—	$163,637
Inter-segment	102	190	2,661	(2,953)	—

Total revenue	151,139	6,971	8,480	(2,953)	163,637
Operating expenses	136,767	5,590	8,336	(2,828)	147,865

Operating income	$14,372	$1,381	$144	$(125)	$15,772

Segment assets	$96,579	$77,002	$8,912	$26,044	$208,537
Investment in equity method investees	10,339	2,003	—	571	12,913
Depreciation	7,312	1,661	204	—	9,177
Expenditures for segment assets	9,657	4,090	409	(72)	14,084

Unallocated amounts included in segment assets represents assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were ¥3,411,641 million, ¥3,125,276 million and ¥3,270,973 million ($30,949 million), as of March 31, 2002, 2003, and 2004, respectively.

Geographic Information -

As of and for the year ended March 31, 2002:

	Yen in millions
	Japan	North America	Europe	Other foreign countries	Intersegment Elimination/ Unallocated Amount	Total
Revenues
External customers	¥6,384,807	¥5,475,405	¥1,265,509	¥1,064,587	¥—	¥14,190,308
Inter-segment	3,832,912	244,553	56,828	96,919	(4,231,212)	—

Total revenue	10,217,719	5,719,958	1,322,337	1,161,506	(4,231,212)	14,190,308
Operating expenses	9,373,670	5,455,199	1,346,484	1,148,457	(4,227,134)	13,096,676

Operating income (loss)	¥844,049	¥264,759	¥(24,147)	¥13,049	¥(4,078)	¥1,093,632

Segment assets	¥8,603,800	¥6,194,660	¥1,201,159	¥845,615	¥2,460,496	¥19,305,730
Long-lived assets	2,694,473	1,826,905	341,562	244,070	—	5,107,010

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2003:

	Yen in millions
	Japan	North America	Europe	Other foreign countries	Intersegment Elimination/ Unallocated Amount	Total
Revenues
External customers	¥6,621,054	¥5,929,803	¥1,514,683	¥1,436,013	¥—	¥15,501,553
Inter-segment	4,224,573	289,036	85,138	110,731	(4,709,478)	—

Total revenue	10,845,627	6,218,839	1,599,821	1,546,744	(4,709,478)	15,501,553
Operating expenses	9,901,337	5,938,851	1,591,516	1,501,118	(4,702,915)	14,229,907

Operating income	¥944,290	¥279,988	¥8,305	¥45,626	¥(6,563)	¥1,271,646

Segment assets	¥9,272,330	¥6,217,941	¥1,516,360	¥1,072,887	¥2,073,456	¥20,152,974
Long-lived assets	2,732,654	1,778,892	410,389	281,944	—	5,203,879

As of and for the year ended March 31, 2004:

	Yen in millions
	Japan	North America	Europe	Other foreign countries	Intersegment Elimination/ Unallocated Amount	Total
Revenues
External customers	¥7,167,704	¥5,910,422	¥2,018,969	¥2,197,665	¥—	¥17,294,760
Inter-segment	4,422,283	217,217	145,372	164,218	(4,949,090)	—

Total revenue	11,589,987	6,127,639	2,164,341	2,361,883	(4,949,090)	17,294,760
Operating expenses	10,481,860	5,736,662	2,091,866	2,264,970	(4,947,488)	15,627,870

Operating income	¥1,108,127	¥390,977	¥72,475	¥96,913	¥(1,602)	¥1,666,890

Segment assets	¥10,210,904	¥6,674,694	¥1,842,947	¥1,567,276	¥1,744,407	¥22,040,228
Long-lived assets	3,032,629	1,536,550	448,954	336,514	—	5,354,647

	U.S. dollars in millions
	Japan	North America	Europe	Other foreign countries	Intersegment Elimination/ Unallocated Amount	Total
Revenues
External customers	$67,818	$55,922	$19,103	$20,794	$—	$163,637
Inter-segment	41,842	2,055	1,375	1,553	(46,825)	—

Total revenue	109,660	57,977	20,478	22,347	(46,825)	163,637
Operating expenses	99,175	54,278	19,792	21,430	(46,810)	147,865

Operating income	$10,485	$3,699	$686	$917	$(15)	$15,772

Segment assets	$96,612	$63,154	$17,437	$14,829	$16,505	$208,537
Long-lived assets	28,694	14,538	4,248	3,184	—	50,664

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There are no any individually material countries with respect to revenues, operating expenses, operating income, segment assets and long-lived assets included in other foreign countries.

Unallocated amounts included in segment assets represents assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were ¥3,411,641 million, ¥3,125,276 million and ¥3,270,973 million ($30,949 million), as of March 31, 2002, 2003, and 2004, respectively.

Transfers between industry or geographic segments are made at amounts which Toyota’s management believes approximate arm’s-length prices. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

Overseas Revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under FAS No. 131, Disclosure about Segments of an Enterprise and Related Information (“FAS 131”), Toyota discloses this information in order to provide the Japanese readers with valuable information.

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2002	2003	2004	2004
North America	¥5,684,390	¥6,200,075	¥6,108,723	$57,798
Europe	1,300,608	1,556,261	2,037,344	19,277
Other foreign countries	1,953,171	2,568,229	3,355,148	33,638

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain financial statement data on non-financial services and financial services businesses -

The financial data below presents separately Toyota’s non-financial services and financial services businesses.

Balance sheets –

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2003	2004	2004
Non-Financial Services Businesses
Current assets
Cash and cash equivalents	¥1,437,731	¥1,618,876	$15,317
Time deposits	29,213	16,689	158
Marketable securities	602,634	444,543	4,206
Trade accounts and notes receivable, less allowance for doubtful accounts	1,496,432	1,555,606	14,719
Finance receivables, net	14,296	14,599	138
Inventories	1,025,838	1,083,326	10,250
Prepaid expenses and other current assets	1,383,264	1,391,600	13,167

Total current assets	5,989,408	6,125,239	57,955

Noncurrent finance receivables, net	14,463	7,960	75
Investments and other assets	3,423,676	4,246,665	40,180
Property, plant and equipment	4,100,077	4,398,163	41,614

Total Non-Financial Services Businesses assets	13,527,624	14,778,027	139,824

Financial Services Businesses
Current assets
Cash and cash equivalents	154,297	110,900	1,049
Time deposits	26,193	51,784	490
Marketable securities	2,849	3,914	37
Finance receivables, net	2,490,844	2,608,340	24,679
Prepaid expenses and other current assets	545,701	605,019	5,725

Total current assets	3,219,884	3,379,957	31,980

Noncurrent finance receivables, net	2,555,345	3,221,013	30,476
Investments and other assets	513,455	580,843	5,496
Property, plant and equipment	1,103,802	956,484	9,050

Total Financial Services Businesses assets	7,392,486	8,138,297	77,002

Eliminations	(767,136)	(876,096)	(8,289)

Total assets	¥20,152,974	¥22,040,228	$208,537

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2003	2004	2004
Non-Financial Services Businesses
Current liabilities
Short-term borrowings	¥784,501	¥718,396	$6,797
Current portion of long-term debt	134,636	62,634	593
Accounts payable	1,520,160	1,695,255	16,040
Accrued expenses	1,019,241	1,084,357	10,260
Income taxes payable	293,756	241,691	2,287
Other current liabilities	893,723	971,796	9,194

Total current liabilities	4,646,017	4,774,129	45,171

Long-term liabilities
Long-term debt	789,509	771,791	7,302
Accrued pension and severance costs	1,051,500	724,369	6,854
Other long-term liabilities	222,405	600,158	5,679

Total long-term liabilities	2,063,414	2,096,318	19,835

Total Non-Financial Services Businesses liabilities	6,709,431	6,870,447	65,006

Financial Services Businesses
Current liabilities
Short-term borrowings	1,542,514	2,029,258	19,200
Current portion of long-term debt	1,200,900	1,088,762	10,301
Accounts payable	11,893	15,287	145
Accrued expenses	51,388	53,031	502
Income taxes payable	6,962	10,864	103
Other current liabilities	177,115	259,826	2,458

Total current liabilities	2,990,772	3,457,028	32,709

Long-term liabilities
Long-term debt	3,532,811	3,726,355	35,257
Accrued pension and severance costs	1,187	1,200	11
Other long-term liabilities	249,952	244,386	2,313

Total long-term liabilities	3,783,950	3,971,941	37,581

Total Financial Services Businesses liabilities	6,774,722	7,428,969	70,290

Eliminations	(767,645)	(884,048)	(8,365)

Total liabilities	12,716,508	13,415,368	126,931

Minority interest in consolidated subsidiaries	315,466	446,293	4,223
Shareholders’ equity	7,121,000	8,178,567	77,383

Total liabilities and shareholders’ equity	¥20,152,974	¥22,040,228	$208,537

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of income –

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2002	2003	2004	2004
Non- Financial Services Businesses
Net revenues	¥13,550,956	¥14,803,475	¥16,586,814	$156,938

Costs and expenses
Cost of revenues	10,916,547	11,915,394	13,507,835	127,806
Selling, general and administrative	1,572,086	1,631,151	1,540,724	14,578

Total costs and expenses	12,488,633	13,546,545	15,048,559	142,384

Operating income	1,062,323	1,256,930	1,538,255	14,554

Other income (expense), net	(158,902)	(48,563)	97,885	927

Income before income taxes, minority interest and equity in earnings of affiliated companies	903,421	1,208,367	1,636,140	15,481
Provision for income taxes	393,149	514,710	627,038	5,933

Income before minority interest and equity in earnings of affiliated companies	510,272	693,657	1,009,102	9,548
Minority interest in consolidated subsidiaries	(9,310)	(10,796)	(41,886)	(396)
Equity in earnings of affiliated companies	46,353	46,309	107,542	1,017

Net income- Non- Financial Services Businesses	547,315	729,170	1,074,758	10,169

Financial Services Businesses
Net revenues	698,022	724,898	736,852	6,972

Costs and expenses
Cost of revenues	460,842	425,691	365,750	3,461
Selling, general and administrative	192,065	268,879	225,104	2,130

Total costs and expenses	652,907	694,570	590,854	5,591

Operating income	45,115	30,328	145,998	1,381

Other income (expense), net	23,653	(11,444)	(16,438)	(155)

Income before income taxes, minority interest and equity in earnings of affiliated companies	68,768	18,884	129,560	1,226
Provision for income taxes	29,691	2,298	53,959	511

Income before minority interest and equity in earnings of affiliated companies	39,077	16,586	75,601	715
Minority interest in consolidated subsidiaries	(1,557)	(735)	(815)	(8)
Equity in earnings of affiliated companies	(28,263)	6,526	12,753	121

Net income- Financial Services Businesses	9,257	22,377	87,539	828

Eliminations	(5)	(605)	(199)	(2)

Net income	¥556,567	¥750,942	¥1,162,098	$10,995

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement of cash flows –

	Yen in millions			Yen in millions
	For the year ended March 31, 2002			For the year ended March 31, 2003
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities
Net income	¥547,315	¥9,257	¥556,567	¥729,170	¥22,377	¥750,942
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	623,695	186,146	809,841	678,012	192,624	870,636
Provision for doubtful accounts and credit losses	6,329	37,996	44,407	2,989	96,248	99,837
Pension and severance costs, less payments	54,810	(1,267)	53,543	55,068	569	55,637
Loss on disposal of fixed assets	46,243	591	46,834	46,205	287	46,492
Unrealized losses on available-for-sale securities, net	179,649	—	179,649	111,346	—	111,346
Deferred income taxes	(152,766)	10,006	(142,811)	(85,056)	10,777	(74,273)
Minority interest in consolidated subsidiaries	9,310	1,557	10,835	10,796	735	11,531
Equity in earnings of affiliated companies	(46,353)	28,263	(18,090)	(46,309)	(6,526)	(52,835)
Changes in operating assets and liabilities, and other	29,503	(111,300)	(8,115)	206,810	(50,572)	265,734

Net cash provided by operating activities	1,297,735	161,249	1,532,660	1,709,031	266,519	2,085,047

Cash flows from investing activities
Additions to finance receivables	—	(3,853,741)	(3,853,741)	—	(6,481,200)	(6,481,200)
Collection of and proceeds from sale of finance receivables	—	3,077,933	3,077,933	—	5,825,456	5,825,456
Additions to fixed assets excluding equipment leased to others	(853,198)	(87,349)	(940,547)	(955,488)	(50,443)	(1,005,931)
Additions to equipment leased to others	(130,168)	(477,878)	(608,046)	(110,351)	(493,947)	(604,298)
Proceeds from sales of fixed assets excluding equipment leased to others	54,972	1,553	56,525	50,702	11,145	61,847
Proceeds from sales of equipment leased to others	115,378	296,813	412,191	64,773	221,765	286,538
Purchases of marketable securities and security investments	(412,501)	(241,255)	(653,756)	(868,227)	(245,771)	(1,113,998)
Proceeds from sales of and maturity of marketable securities and security investments	512,028	239,775	751,803	727,462	194,503	921,965
Payment for additional investments in affiliated companies, net of cash acquired	(27,510)	—	(27,510)	(28,229)	—	(28,229)
Changes in investments and other assets, and other	(98,718)	(17,596)	(25,663)	65,499	(13,795)	(8,557)

Net cash used in investing activities	(839,717)	(1,061,745)	(1,810,811)	(1,053,859)	(1,032,287)	(2,146,407)

Cash flows from financing activities
Purchase of common stock	(285,236)	—	(285,236)	(454,611)	—	(454,611)
Proceeds from issuance of long-term debt	79,195	1,734,754	1,701,727	174,657	1,528,429	1,686,564
Payments of long-term debt	(114,700)	(1,005,965)	(1,012,523)	(224,261)	(913,207)	(1,117,803)
Increase (decrease) in short-term borrowings	(9,340)	243,471	73,884	(83,907)	166,613	30,327
Dividends paid	(98,639)	—	(98,639)	(110,846)	(30)	(110,876)
Other	935	12,000	12,935	4,074	—	4,074

Net cash provided by (used in) financing activities	(427,785)	984,260	392,148	(694,894)	781,805	37,675

Effect of exchange rate changes on cash and cash equivalents	23,991	8,280	32,271	(33,521)	(7,926)	(41,447)

Net increase (decrease) in cash and cash equivalents	54,224	92,044	146,268	(73,243)	8,111	(65,132)
Cash and cash equivalents at beginning of year	1,456,750	54,142	1,510,892	1,510,974	146,186	1,657,160

Cash and cash equivalents at end of year	¥1,510,974	¥146,186	¥1,657,160	¥1,437,731	¥154,297	¥1,592,028

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions			U.S. dollars in millions
	For the year ended March 31, 2004			For the year ended March 31, 2004
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities
Net income	¥1,074,758	¥87,539	¥1,162,098	$10,169	$828	$10,995
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	794,371	175,533	969,904	7,516	1,661	9,177
Provision for doubtful accounts and credit losses	13,356	69,782	83,138	126	660	787
Pension and severance costs, less payments	(159,291)	24	(159,267)	(1,507)	0	(1,507)
Loss on disposal of fixed assets	38,708	1,034	39,742	366	10	376
Unrealized losses on available-for-sale securities, net	3,063	—	3,063	29	—	29
Deferred income taxes	82,918	37,603	120,828	785	356	1,143
Minority interest in consolidated subsidiaries	41,886	815	42,686	396	8	404
Equity in earnings of affiliated companies	(107,542)	(12,753)	(120,295)	(1,018)	(121)	(1,138)
Changes in operating assets and liabilities, and other	88,212	(13,546)	141,126	835	(128)	1,335

Net cash provided by operating activities	1,870,439	346,031	2,283,023	17,697	3,274	21,601

Cash flows from investing activities
Additions to finance receivables	—	(8,126,880)	(8,126,880)	—	(76,894)	(76,894)
Collection of and proceeds from sale of finance receivables	—	6,878,953	6,878,953	—	65,086	65,086
Additions to fixed assets excluding equipment leased to others	(923,105)	(22,698)	(945,803)	(8,734)	(215)	(8,949)
Additions to equipment leased to others	(133,214)	(409,524)	(542,738)	(1,260)	(3,875)	(5,135)
Proceeds from sales of fixed assets excluding equipment leased to others	63,211	10,714	73,925	598	101	699
Proceeds from sales of equipment leased to others	78,393	210,288	288,681	742	1,990	2,731
Purchases of marketable securities and security investments	(1,077,317)	(259,150)	(1,336,467)	(10,193)	(2,452)	(12,645)
Proceeds from sales of and maturity of marketable securities and security investments	1,108,265	327,877	1,436,142	10,486	3,102	13,588
Payment for additional investments in affiliated companies, net of cash acquired	(20,656)	—	(20,656)	(195)	—	(195)
Changes in investments and other assets, and other	(16,051)	(41,054)	(17,941)	(153)	(387)	(169)

Net cash used in investing activities	(920,474)	(1,431,474)	(2,312,784)	(8,709)	(13,544)	(21,883)

Cash flows from financing activities
Purchase of common stock	(357,457)	—	(357,457)	(3,382)	—	(3,382)
Proceeds from issuance of long-term debt	48,373	1,682,550	1,636,570	458	15,919	15,485
Payments of long-term debt	(140,384)	(1,187,219)	(1,253,045)	(1,328)	(11,233)	(11,856)
Increase (decrease) in short-term borrowings	(105,051)	544,806	353,833	(994)	5,155	3,348
Dividends paid	(137,678)	—	(137,678)	(1,303)	—	(1,303)
Other	(15,000)	15,000	—	(142)	142	—

Net cash provided by (used in) financing activities	(707,197)	1,055,137	242,223	(6,691)	9,983	2,292

Effect of exchange rate changes on cash and cash equivalents	(61,623)	(13,091)	(74,714)	(583)	(124)	(706)

Net increase (decrease) in cash and cash equivalents	181,145	(43,397)	137,748	1,714	(411)	1,304
Cash and cash equivalents at beginning of year	1,437,731	154,297	1,592,028	13,603	1,460	15,063

Cash and cash equivalents at end of year	¥1,618,876	¥110,900	¥1,729,776	$15,317	$1,049	$16,367

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Per share amounts:

Reconciliations of the differences between basic and diluted net income per share for the years ended March 31, 2002, 2003 and 2004 are as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted average shares	Net income per share	Net income per share
For the year ended March 31, 2002
Basic net income per common share	¥556,567	3,655,304	¥152.26
Effect of diluted securities
Assumed exercise of dilutive stock options		2

Diluted net income per common share	¥556,567	3,655,306	¥152.26

For the year ended March 31, 2003
Basic net income per common share	¥750,942	3,553,602	¥211.32
Effect of diluted securities
Assumed exercise of dilutive stock options		22

Diluted net income per common share	¥750,942	3,553,624	¥211.32

For the year ended March 31, 2004
Basic net income per common share	¥1,162,098	3,389,074	¥342.90	$3.24
Effect of dilutive securities
Assumed exercise of dilutive stock options		303

Diluted net income per common share	¥1,162,098	3,389,377	¥342.86	$3.24

Certain stock options were not included in the computation of diluted net income per share for the year ended March 31, 2004 because the options’ exercise prices were greater than the average market price per common share during the period.

The following table shows Toyota’s net assets per share as of March 31, 2003 and 2004. Net assets per share amounts are calculated as dividing net assets’ amount at the end of each period by the number of shares issued and outstanding at the end of corresponding period.

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net assets	Shares issued and outstanding at the end of the year	Net assets per share	Net assets per share
As of the year ended March 31, 2003
Net assets	¥7,121,000	3,451,057	¥2,063.43
As of the year ended March 31, 2004
Net assets	8,178,567	3,329,921	2,456.08	$23.24

26. Subsequent events

At the meeting held on June 1, 2004, the Board of Directors of the parent company approved to repurchase treasury stock from the market, based on the resolution of the Ordinary Shareholders’ Meeting held on June 26, 2003, in order for the parent company to improve capital efficiency and to implement its capital policy in a flexible manner responding to business environments.

Treasury stock repurchased was 19,630 thousand of shares amounting to ¥81,464 million ($ 771 million), on June 8, 2004.

ITEM 19. EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation)

1.3	Amended and Restated Regulations of the Board of Corporate Auditors of the Registrant (English translation) (incorporated by reference to Exhibit 4.6 to Toyota’s registration statement on Form S-8 filed with the SEC on July 25th, 2003 (file no. 333-107322))

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation) (incorporated by reference to Exhibit 4.6 to Toyota’s registration statement on Form S-8 filed with the SEC on July 25th, 2003 (file no. 333-107322))

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 4.2 to Toyota’s Registration Statement on Form F-1 (file no. 333-10768))

2.3	Form of ADR (included in Exhibit 2.2)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation) (incorporated by reference to Exhibit 11.1 of Toyota’s annual report on Form 20-F filed with the SEC on July 31, 2003 (file no. 001-14948))

12.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 906 of the Sarbanes-Oxley Act

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ TAKESHI SUZUKI
Name:	Takeshi Suzuki
Title:	Senior Managing Director, Member of the Board; Chief Accounting and Finance Officer

Date: July 2, 2004