Form 20-F
period 2005-03-31
TOYOTA MOTOR CORP/
filed 2005-06-24
CIK 1094517

As filed with the Securities and Exchange Commission on June 24, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2005

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

Title of Each Class	Amount outstanding as of March 31, 2005
Common Stock	3,268,078,939

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

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥107.39 = $1.00. This was the approximate exchange rate in Japan on March 31, 2005.

Cautionary Statement with Respect to Forward-Looking Statements

This annual report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include:

(i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;

(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar and the British pound;

(iii) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;

(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of future litigation and other legal proceedings;

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

	Year Ended March 31,
	2001	2002	2003	2004	2005	2005
	(in millions, except share and per share data)
Consolidated Statement of Income Data:
Automotive (1):
Revenues	¥11,591,061	¥13,067,428	¥14,311,451	¥15,973,826	¥17,113,535	$159,359
Operating income	765,557	1,057,948	1,246,925	1,518,954	1,452,535	13,526
Financial Services:
Revenues	571,058	698,022	724,898	736,852	781,261	7,275
Operating income	31,693	45,115	30,328	145,998	200,853	1,870
All Other (1):
Revenues	1,019,527	728,848	795,217	896,244	1,030,320	9,594
Operating income (loss)	(4,578)	(2,954)	4,529	15,247	33,743	314
Elimination of intersegment:
Revenues	(226,409)	(303,990)	(330,013)	(312,162)	(373,590)	(3,479)
Operating income (loss)	(1,943)	(6,477)	(10,136)	(13,309)	(14,944)	(139)
Total Company:
Revenues	12,955,237	14,190,308	15,501,553	17,294,760	18,551,526	172,749
Operating income	790,729	1,093,632	1,271,646	1,666,890	1,672,187	15,571
Income before income taxes, minority interest and equity in earnings of affiliated companies	1,107,289	972,101	1,226,652	1,765,793	1,754,637	16,339
Net income	674,898	556,567	750,942	1,162,098	1,171,260	10,907
Net income per share:
Basic	180.65	152.26	211.32	342.90	355.35	3.31
Diluted	180.65	152.26	211.32	342.86	355.28	3.31
Shares used in computing net income per share, basic (in thousands)	3,735,862	3,655,304	3,553,602	3,389,074	3,296,092	—
Shares used in computing net income per share, diluted (in thousands)	3,735,941	3,655,306	3,553,624	3,389,377	3,296,754	—

	Year Ended March 31,
	2001	2002	2003	2004	2005	2005
	(in millions)
Consolidated Balance Sheet Data (end of period):
Total Assets:
Automotive	¥7,951,107	¥9,121,406	¥9,392,749	¥10,207,395	¥11,141,197	$103,745
Financial Services	5,531,568	6,910,593	7,392,486	8,138,297	9,487,248	88,344
All other	584,948	650,912	722,604	941,925	1,025,517	9,549
Intersegment Elimination/Unallocated	2,952,160	2,622,819	2,645,135	2,752,611	2,681,049	24,966
Total company	17,019,783	19,305,730	20,152,974	22,040,228	24,335,011	226,604
Short-term debt, including current portion of long-term debt	2,183,681	2,984,378	3,118,665	3,314,219	3,532,747	32,896
Long-term debt, less current portion	3,083,344	3,722,706	4,137,528	4,247,266	5,014,925	46,698
Shareholders’ equity (2)	7,077,411	7,264,112	7,121,000	8,178,567	9,044,950	84,225
Other Data:
Capital Expenditures	1,201,406	1,548,593	1,610,229	1,488,541	1,923,240	17,909

(1)	In August 2001, Toyota increased its ownership interest in Hino Motors, Ltd. by 13.6% to 50.2%. As a result, revenues and operating income for the automotive and all other segments in fiscal 2002 reflect the consolidation of the results of Hino from the acquisition date. Previously, Hino was accounted for using the equity method.
(2)	Up through fiscal 2001, the results of certain subsidiaries in Europe and other regions were reported in the consolidated financial statements using a December 31 year-end. During fiscal 2002, the year-ends of most of these foreign subsidiaries were changed from December 31 to March 31. As a result, Toyota decreased retained earnings by ¥3,061 million to reflect the impact of conforming the year-ends at March 31, 2001.

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

	Dividend per Share
Period Ended	Yen	Dollars
September 30, 2000	11.0	0.10
March 31, 2001	14.0	0.11
September 30, 2001	13.0	0.11
March 31, 2002	15.0	0.11
September 30, 2002	16.0	0.13
March 31, 2003	20.0	0.17
September 30, 2003	20.0	0.18
March 31, 2004	25.0	0.24
September 30, 2004	25.0	0.23
March 31, 2005	40.0	0.37

The payment and the amount of any future dividends are subject to the level of Toyota’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Exchange Rates

In parts of this annual report, yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translations was ¥107.39 = $1.00. This was the approximate exchange rate in Japan on March 31, 2005.

The following table sets forth information regarding the noon buying rates for Japanese yen in New York City as announced for customs purposes by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00 during the periods shown. On June 22, 2005, the noon buying rate was ¥108.89 = $1.00. The average exchange rate for the periods shown is the average of the month-end rates during the period.

Fiscal Year Ending March 31,	At End of Period	Average (of month-end rates)	High	Low
	(¥ per $1.00)
2001	125.54	111.64	125.54	104.19
2002	132.70	125.64	134.77	115.89
2003	118.07	121.10	133.40	115.71
2004	104.18	112.75	120.55	104.18
2005	107.22	107.28	114.30	102.26
2006 (through June 22, 2005)	108.89	107.17	109.58	104.41

Month Ending	High	Low
	(¥ per $1.00)
December 31, 2004	105.59	102.56
January 31, 2005	104.93	102.26
February 28, 2005	105.84	103.70
March 31, 2005	107.49	103.87
April 30, 2005	108.67	104.64
May 31, 2005	108.17	104.41

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

The markets in which Toyota competes have been subject to considerable volatility in demand in each market. Demand for automobile sales depends to a large extent on general, social, political and economic conditions in a given market and the introduction of new vehicles and technologies. As Toyota’s revenues are derived from sales in markets worldwide such as Japan, North America and Europe, economic conditions in these countries and regions are particularly important to Toyota. Demand may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations (including tariffs, import regulation and other taxes). Volatility in demand may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect Toyota’s financial conditions and results of operations.

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

Toyota’s ability to market and distribute effectively, and Toyota’s maintenance of brand image, are integral parts of Toyota’s successful sales.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code of Japan. Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd.). Toyota became a separate company on August 28, 1937. As of March 31, 2005, Toyota operated through 524 consolidated subsidiaries and 222 affiliated companies, of which 56 companies were accounted for through the equity method.

See “— Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures since April 1, 2002 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota’s principal executive offices are located at 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota’s telephone number in Japan is 81-565-28-2121.

4.B BUSINESS OVERVIEW

General

Toyota is the largest producer of automobiles in Japan and the third largest automobile producer in the world in terms of both vehicles produced and vehicles sold. Toyota sold 7.40 million vehicles in fiscal 2005 on a consolidated basis. Toyota had net revenues of ¥18.6 trillion and net income of ¥1.171 trillion in fiscal 2005.

Toyota’s business segments are automotive operations, financial services operations and all other operations. The following table sets for the Toyota’s net revenues from external customers in each of its business segments for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2003	2004	2005
Automotive	¥14,300,799	¥15,963,100	¥17,098,415
Financial Services	707,527	716,727	760,664
All Other	493,227	614,933	692,447

Toyota’s automotive operations include the design, manufacture, assembly and sale of passenger cars, recreational and sport-utility vehicles, minivans and trucks and related parts and accessories. Toyota’s financial services business consists primarily of providing financing to dealers and their customers for the purchase or lease of Toyota vehicles. Toyota’s financial services also provide retail leasing through the purchase of lease contracts originated by Toyota dealers. Related to Toyota’s automotive operations is its development of intelligent transport systems. Intelligent transport systems are a variety of information technology-based systems encompassing car multimedia systems, on-board intelligent systems, advanced transportation systems and transportation infrastructure and logistics systems. These systems combine automotive, information and telecommunications technologies. An important element of Toyota’s work in intelligent transport systems is its research collaboration with telecommunication and information services providers. Toyota currently holds an 11.7% of ownership interest in KDDI Corporation, a full service telecommunications provider in Japan. Toyota’s other operations business segment includes the design and manufacture of prefabricated housing and information technology related businesses, including certain intelligent transport systems and an e-commerce marketplace called Gazoo.com.

Toyota sells its vehicles in approximately 170 countries and regions. Toyota’s primary markets for its automobiles are Japan, North America and Europe. The following table sets forth Toyota’s net revenues from external customers in each of its geographical markets for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2003	2004	2005
Japan	¥6,621,054	¥7,167,704	¥7,408,136
North America	5,929,803	5,910,422	6,187,624
Europe	1,514,683	2,018,969	2,305,450
All Other Markets	1,436,013	2,197,665	2,650,316

During fiscal 2005, 32% of Toyota’s automobile unit sales on a consolidated basis were in Japan; 31% were in North America and 13% were in Europe. The remaining 24% of unit sales were in other markets, including 11% in East and Southeast Asian countries other than Japan.

The Worldwide Automotive Market

Toyota estimates that annual worldwide vehicle sales totaled approximately 63 million units in 2004.

Automobile sales are affected by a number of factors including:

•	social, political and economic conditions,

•	introduction of new vehicles and technologies, and

•	costs incurred by customers of purchasing and operating automobiles.

These factors can cause consumer demand to vary substantially from year to year in different geographic markets and for individual categories of automobiles.

In 2004, North America, Europe and Japan represented the world’s top three automotive markets. Worldwide market share, based on total automobile unit sales on a retail basis in each market, was 32% for North America, 33% for Europe and 9% for Japan. In North America, new vehicle sales maintained a high level of 20.1 million units primarily attributable to the continuation of sales promotion incentives. In Europe, new vehicle sales increased slightly from the previous year to 20.8 million units due to the economic recovery. In Japan, consumer demand for passenger cars remain at a low level due to weak consumer spending. Commercial vehicles sales in Japan decreased slightly following a rise in replacement demand due to stricter gas emissions regulations in 2003. As a result, total vehicle unit sales (including mini-vehicles) in Japan in 2004 remained at approximately the same level as the previous year at 5.85 million units. In East and Southeast Asia, the economic recovery is resulting in growing demand for new vehicles in many countries. As a result, unit sales in East and Southeast Asian markets (excluding Japan, China and Hong Kong) in 2004 increased by 5% to 3.46 million units. In China (including Hong Kong), while the growth of the market is not as precipitous as before, sales expanded by nearly 0.7 million units to 5.27 million units in 2004.

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

To be a leader in each major market in which it competes, Toyota is pursuing the following targeted regional strategies:

•	Maintain Preeminence in Japan. Toyota is committed to maintaining its market leadership in Japan by consistently striving for a market share (excluding mini-vehicles) of at least 40% every year. Toyota, excluding Daihatsu and Hino, held a domestic market share (excluding mini-vehicles) on a retail basis of 42.3% in fiscal 2003, 42.9% in fiscal 2004 and 44.5% in fiscal 2005. Amid the continued market downturn and despite increased competition from its domestic competitors, Toyota maintained its market share of over 44% in fiscal 2005 due to the active introduction of new car models such as, the Passo, the Isis and the Mark X. In the highly competitive Japanese market, Toyota is repositioning its retail channels under a new product and retail strategy in order to respond effectively to evolving consumer preferences and structural changes in the market. Under this new strategy, Toyota reorganized and strengthened its retail network in Japan to better cater to customer demand patterns. Specifically, Toyota combined the “Netz” and “Vista” sales channels into a new “Netz” channel in May 2004 and is planning to launch the Lexus brand in Japan in August 2005.

•

Capitalize on Success in North America. Toyota’s North American unit sales continued to be strong in fiscal 2005, supported by an increase in consumer spending in the United States. Toyota’s North American unit sales on a consolidated basis grew from 2.10 million units in fiscal 2004 to 2.27 million units in fiscal 2005. In fiscal 2005, Toyota’s North American unit sales represented 31% of its total global unit sales on a consolidated basis. Toyota attributes its continuing success in the North American market to successful new product introductions such as Camry and Lexus RX330/Hybrid and strong sales of core models such as the Corolla, Camry, Highlander and Lexus RX330 and ES300. These product introductions in the past included the Matrix in 2002, the Lexus GX470 and the Scion xA and the Scion xB (marketed in Japan as the ist and the bB, respectively), which target younger drivers, in 2003 and the Scion tC in 2004. Toyota has also undertaken regular model changes and updates of major models in order to meet changing market demand. For example, Toyota recently completed a full model change of the Prius, the Lexus RX330 and the Tacoma. In 2004, light trucks accounted for approximately 47% of Toyota’s vehicle unit sales in the United States, while passenger vehicles accounted for approximately 53%. Further, in 2004, Toyota brand vehicles accounted for approximately 81%, Lexus brand vehicles accounted for approximately 14% and Scion brand vehicles accounted for approximately 5% of the vehicle unit sales in the United States, respectively. As a part of its strategy to globalize operations through localization, Toyota has increased its production capacity and upgraded its production facilities in North America over the past few years. In May 2003, Toyota’s manufacturing facility in the state of Alabama commenced operation of V8 engine production with the annual capacity of 120,000 units. Toyota also opened new plants in Mexico in September and December 2004, which produces truck beds for the Tacoma pickup trucks and assembles Tacoma pickup trucks respectively. An annual production capacity for the Tacoma’s truck bed is 180,000 units and that for the assembly of Tacoma pickup trucks is 30,000 units. In 2004, 1.46 million vehicles, or approximately 64% of Toyota vehicles manufactured for the sales in North America, were produced in North America. Toyota plans to continue to grow its North American business and, after the opening of its new Texas plant, expects to increase its local annual production capacity to 1.65 million vehicles by 2006.

•	Continue Growth in Europe. Toyota’s European unit sales on a consolidated basis grew to approximately 980,000 vehicles in fiscal 2005, an increase of approximately 9.0% compared to fiscal 2004 levels, while the overall European automotive market in 2004 remained at the same level as the previous year. Toyota is committed to achieving further growth in Europe by expanding and targeting its model line to European preferences, as well as enhancing cost competitiveness by increasing local production and procurement, thereby decreasing its exposure to currency fluctuations. Furthermore, during fiscal 2005, Toyota continued to expand its cost-cutting efforts in production, development, and sales and marketing. The success of the Yaris, Corolla and RAV4 and the remodeled Avensis, which was introduced in 2003, has been a major factor behind Toyota’s growth in the European market. Sales of the Yaris, which in 2001 became the first Toyota model to pass the 200,000 mark in Europe, reached 233,000 units in 2004. Toyota believes that the Yaris is strengthening Toyota’s position in the European subcompact category and is an important factor in improving Toyota’s overall brand image in Europe. Toyota’s manufacturing facility in France which produces the Yaris commenced operations in January 2001 and produced approximately 204,000 units in 2004. Annual production capacity at this facility reached 210,000 units in May 2004. Toyota also expects to increase the annual production capacity of its plants in the United Kingdom, which produce the Corolla hatchback models and the Avensis, from the current 220,000 units to 285,000 units in 2005. Together with the increased annual production capacity at the Turkey plant, which manufactures the Corolla, in March 2004 from 100,000 units to 150,000 units, and those of the French and United Kingdom facilities, Toyota’s total annual production capacity in Europe is expected to increase from 580,000 units in 2004 to 745,000 units in 2005. In addition, the Czech Republic plant, which is a joint venture with PSA Peugeot Citroën, is expected to commence operations in 2005 with an annual production capacity of 300,000 units, of which 100,000 units will be for the Toyota brand. In March 2005, Toyota started the production of a new 2.2-litre diesel engine in Poland, which is used in the Avensis manufactured in the United Kingdom, with an annual production capacity of 180,000 units. In another move to expand European production capacity, Toyota built a transmission manufacturing plant in Poland, which commenced production in 2002. Toyota also plans to support its growth in Europe by strengthening its sales network. In April 2002, a Europe-based holding company, Toyota Motor Europe S.A./N.V., was established in Belgium to coordinate Toyota’s European manufacturing and marketing activities and has since served to further enhance coordination between Toyota’s local production and marketing operations throughout Europe. Toyota has achieved annual unit sales in Europe of 962,000 vehicles in 2004, and local production reached approximately 57% of Toyota vehicles manufactured for sales in Europe.

•

Maintain Commitment to East and Southeast Asia. Although the automobile markets in East and Southeast Asia were depressed following the Asian currency crisis in 1997, the markets have generally continued to recover. The market in 2004 maintained the same level of 2003, the year in which the market recovered to the peak level in 1996. Toyota believes that the markets in East and Southeast Asia continue to offer substantial growth opportunities. Toyota believes one factor behind its success in these markets is strong sales of core models such as the Hilux, the Corolla and the VIOS, a new subcompact car using the same platform as the Yaris and the Echo (marketed in Japan as the Platz). Toyota also made substantial investments in these markets earlier than its major global competitors and developed relationships with local suppliers in the region. While competition in East and Southeast Asia is increasing, Toyota believes that its existing local presence in the market provides it with a competitive advantage and expects to benefit from its early entrance into the market as demand for vehicles in the region continues to grow. Toyota plans to further increase its competitiveness by improving product lines offered in the region and increasing local procurement to decrease its exposure to foreign currency exchange fluctuations. For example, at its Thailand plant, Toyota commenced production of the VIOS at the end of 2002 and, in order to strengthen its product line, commenced production of the Wish at the end of 2003. Toyota’s IMV Project, which was launched in 2004, aspires to produce an optimal production and supply network on a worldwide scale. The manufacture of vehicle models based on the IMV Project began in Thailand, Indonesia, India, Philippines and Malaysia in fiscal 2005. In the near term, Toyota will continue to operate its plants in the region and export products to meet the growing demand in Southeast Asia as well as the demand in other regions. Furthermore, Toyota is actively expanding its business in India and China through local production and sales. Toyota Kirloskar Private Motor Ltd. in India commenced sales of the Qualis, a multi-purpose vehicle aimed exclusively at the Indian market, in January 2000. Local production and sales of the Corolla in India commenced in early 2003. In China, Sichuan Toyota Motor Co., Ltd. released the Coaster small bus, the first Toyota vehicle bearing the Toyota name, in April 2001. Tianjin FAW Toyota Motor Co., Ltd. Toyota’s joint venture with Tianjin FAW Xiali Corporation, Ltd., commenced sales in November 2002 of the VIOS. In April 2003, Toyota and China FAW Group Corporation agreed to jointly produce four different Toyota-brand vehicle models in China. Under the agreement, production of the Corolla started at the first plant of Tianjin FAW Toyota Motor Co., Ltd. with an annual production capacity of 30,000 in February 2004; production of Land Cruiser vehicles started at the Chang Chun Plant of China FAW Group Corporation with an annual production capacity of 10,000 in October 2003; production of the Land Cruiser Prado started at Sichuan Toyota Motor Co., Ltd. with an annual production capacity of 5,000 in September 2003; and production of the Crown luxury car started production at the second plant of Tianjin FAW Toyota Motor Co., Ltd. with an annual production capacity of 150,000 in March 2005. In March 2004, Toyota and China FAW Group Corporation established a joint venture, FAW Toyota Changchun Engine Co., Ltd., which plant commenced the production of V6 engines in December 2004 with an annual production capacity of 130,000 units. Further in September 2004, Toyota and China FAW Group Corporation executed a basic agreement to cooperate in the promotion and development of hybrid vehicles in China and are discussing to commence the assembly of the Prius in China during 2005. In February 2004, Toyota and Guangzhou Automobile Group Co., Ltd. established a joint venture, Guangqi Toyota Engine Co., Ltd., which plant is expected to commence the production of engine parts and gasoline engines in 2005. Further in September 2004, Toyota and Guangzhou Automobile Group Co., Ltd. established a joint venture, Guangzhou Toyota Motor Co., Ltd., which plant is expected to commence the production of the Camry in mid-2006 with an annual production capacity of 100,000.

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

An example of Toyota’s leadership in environmental technologies was the introduction of the Prius to the Japanese market in December 1997. The Prius is the world’s first mass-produced hybrid car that runs on a combination of gasoline and electric power. Toyota introduced a new version of the Prius in May 2000, and introduced a completely remodeled version in September 2003 featuring Toyota’s new-generation hybrid system, which combines decreased environmental impact with increased power and performance. In March 2005, Toyota introduced the hybrid versions of the RX400h, the Lexus brand sports-utility vehicle (marketed in Japan as the Harrier) in North America, Europe and Japan and the Highlander sport-utility vehicle (marketed in Japan as the Kluger V and L) in North America and Japan. Toyota plans to introduce the hybrid version of the Lexus brand premium sedan, the GS450h, in North America, Europe and Japan in the first half of 2006. Toyota currently also sells hybrid versions of the Estima and Alphard minivans, the Crown sedan and the Dyna and the Toyoace trucks. In addition, Toyota began limited sales of a fuel cell hybrid vehicle in Japan and the United States in December 2002. Fuel cell hybrid vehicles are hybrid cars that use fuel cells to generate the electricity that drives the motor. Toyota also promotes the development of advanced technologies through alliances with other major manufacturers. For instance, Toyota is broadening its research and development efforts through an alliance with General Motors Corporation for the development of advanced environmental technologies and an alliance with Exxon Mobil Corporation for the development of fuel compatible with future power sources. Toyota has also formed a collaborative relationship with Volkswagen in areas such as recycling and navigation technologies. In addition, Toyota has entered into an alliance with PSA Peugeot Citroën for the development and production of low-cost, fuel-efficient and environment-friendly vehicles.

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

•	Expand Finance Operations. Toyota’s financial services include loans and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value-added service. In July 2000, Toyota established a wholly owned subsidiary, Toyota Financial Services Corporation, to oversee the management of Toyota’s finance companies worldwide. Toyota believes that Toyota Financial Services Corporation helps strengthen the overall competitiveness of Toyota’s financial business, improve risk management and streamline related decision-making processes. Toyota plans to expand its network of financial services, which currently covers 30 countries and regions, in accordance with its strategy of developing auto-related financing businesses in significant markets.

Diversify into Automotive-Related Business Sectors

The creation of automobiles and an automobile based society in which people can live in ease, safety and comfort in the coming age of a society that utilizes an intelligent transport system and an ubiquitous-network is one of Toyota’s objectives. Toyota is striving to realize this objective by simultaneously focusing on the two visions of “Zero-nize” and “Maxi-mize” at a high level. “Zero-nize” symbolizes our continuing efforts in reducing the negative effects of automobiles such as traffic accidents, traffic congestion and environmental impact, while “Maxi-mize” symbolizes our efforts in the maximization of fulfillment through the fun, excitement and comfort that people continue to seek in automobiles. Toyota has commenced and is working towards realizing both of these visions. However, further advancement of “Zero-nize” and “Maxi-mize” requires the active deployment of the intelligent transport system. Toyota is proceeding with the development and commercialization of the intelligent transport system from two perspectives, which are, increasing vehicle functionality and enhancing transport systems.

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

Focus on Shareholder Value

Toyota has increasingly focused on the special concerns and expectations of its shareholders in recent years and expects this to continue. As a result, Toyota has undertaken a share repurchase program and has increased cash dividends. Since instituting the first in a series of share repurchase plans in fiscal 1997, Toyota has repurchased approximately 600 million shares of its common stock at a total cost of approximately ¥2,046 billion. As a result, Toyota’s total outstanding shares were reduced to 3,268,078,939 shares (excluding treasury shares) as of March 31, 2005. Moreover, Toyota subsequently repurchased, under the share repurchase program approved at its ordinary general meeting of shareholders on June 23, 2004, 16 million shares of its common stock at a total cost of approximately ¥62 billion before its ordinary general meeting of shareholders in June 2005. Toyota may repurchase its shares by using retained earnings by resolution of its ordinary general meetings of shareholders or its board of directors, subject to certain limitations and restrictions. Pursuant to the resolutions of its ordinary general meeting of shareholders in June 2005, during the one-year period until the next ordinary general meeting of shareholders, Toyota may repurchase up to 65 million shares or up to the number of shares equivalent to ¥250 billion in cost of repurchase. In addition, Toyota may repurchase additional shares by resolution of its board of directors pursuant to the Articles of Incorporation. The following table shows the number of shares repurchased and the cost of repurchase of those shares for each of the periods indicated:

	Year Ended March 31,
	2001	2002	2003	2004	2005
Approximate number of shares repurchased	65 million	77 million	155 million	121 million	63 million
Approximate amount paid	¥264 billion	¥278 billion	¥453 billion	¥399 billion	¥266 billion

The amount of any share repurchases are subject to the level of Toyota’s future earnings, its financial condition and other factors. For further discussion, please see “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Automotive Operations

Toyota’s revenues from its automotive operations were ¥17.1 trillion in fiscal 2005, ¥16.0 trillion in fiscal 2004 and ¥14.3 trillion in fiscal 2003.

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

Subcompact and Compact

Toyota’s subcompact and compact cars include the four-door Corolla sedan, which is one of Toyota’s best selling models. The Yaris, marketed as the Vitz in Japan, is a subcompact car designed to include features that are particularly attractive to European consumers, such as better car performance and comfort as compared to other compact cars available on the market, with small car fuel economy and low emissions. The Vitz is currently available in Japan as a hatchback in five-door models and underwent a model change in February 2005. In early 2002, Toyota introduced a remodeled Corolla to the European market and the Corolla and the Matrix to North America. Toyota also introduced the ist and the WiLL Cypha compact cars to the Japanese market in May 2002 and October 2002, respectively. In early 2003, Toyota began introducing the VIOS to China and other Asian markets. Further, Toyota introduced a remodeled Raum in Japan in May 2003 and introduced the Scion xA and the Scion xB (marketed in Japan as the ist and the bB, respectively) in the United States in June 2003. In June 2004, Toyota commenced the sale of the Passo (sold by Daihatsu as the Boon), the smallest passenger vehicle under the Toyota brand, jointly developed with Daihatsu, a subsidiary of Toyota.

Mini-Vehicles

Mini-vehicles are manufactured and sold by Daihatsu. Daihatsu manufactures mini-vehicles, passenger vehicles, commercial vehicles and auto parts. Mini-vehicles are cars, vans or trucks with engine displacements of 660 cubic centimeters or less. Toyota also sells under its name certain automobiles (excluding mini-vehicles) manufactured by Daihatsu. Daihatsu sold approximately 580,000 mini-vehicles and 120,000 automobiles on a consolidated basis during fiscal 2005. Daihatsu’s largest market is Japan, which accounted for approximately 78% of Daihatsu’s unit sales during fiscal 2005.

Hybrid

The Prius is the world’s first mass-produced hybrid car. It runs on an optimal combination of gasoline and electric power. This system allows it to travel twice as far as conventional vehicles of comparable size and performance on the same amount of gasoline. In addition, the hybrid design of the Prius results in the output of 75% less pollution than the maximum amount allowed by Japanese environmental regulations. Toyota views the Prius as the cornerstone of its emphasis on designing and producing environmentally friendly automobiles. In 2003, Toyota introduced in Japan, the United States, Europe and other markets, a fully remodeled Prius, which combines decreased environmental impact by higher fuel efficiency and ultra-low emissions with increased power and performance. Toyota introduced hybrid versions of the RX400h, a Lexus brand sports-utility vehicle (marketed in Japan as the Harrier), in North America, Europe and Japan, and the Highlander sport-utility vehicle (marketed in Japan as the Kluger V and L) in North America and Japan in March 2005. Toyota plans to introduce the Prius in China in the second half of 2005 and the hybrid version of the Camry in North America in 2006. Toyota also plans to introduce the hybrid version of the Lexus brand premium sedan, the GS450h, in North America, Europe and Japan in the first half of 2006. As of March 31, 2005, Toyota has sold over 360,000 hybrid vehicle units. Toyota also began limited sales of a fuel cell hybrid vehicle in Japan and the United States in December 2002. In June 2005, Toyota’s new fuel cell hybrid passenger vehicle became the first vehicle in Japan to acquire vehicle type certification under the Road Vehicles Act, as amended and enacted on March 31, 2005, by Japan’s Ministry of Land, Infrastructure and Tranport (MLIT). Leases for the vehicle are expected to begin on July 1, 2005. Toyota aims to continue its efforts to offer a diverse lineup of hybrid vehicles, enhance engine power while improving fuel efficiency, and to otherwise work towards increasing the sales of hybrid vehicles.

Mid-Size

Toyota’s mid-size models include the Camry, which has been the best selling passenger car in the United States for seven of the past eight years and also for the last three consecutive years. The Camry line includes the Camry Solara sport coupe, which was fully remodeled in 2003. Camry sales in the United States for 2004 was approximately 427,000 units (including approximately 49,600 Solaras). Toyota’s Japanese mid-size cars also include the Mark II, which was succeeded by the new model, Mark X, in November 2004, the Premio, the Allion and the Caldina station wagon. In September 2002, Toyota introduced a remodeled version of the Caldina station wagon to the Japanese market. In March 2003, Toyota introduced in Europe a remodeled version of the Avensis, its flagship mid-size car for European markets, which was also subsequently introduced in Japan in October 2003.

Luxury

In North America and Europe, Toyota’s luxury line consists primarily of vehicles sold under the Lexus brand name. In the United States, Lexus has earned the title of best-selling luxury brand for the fifth consecutive year by selling approximately 288,000 vehicles in 2004. Lexus models include the full-size LS430 sedan, which is sold as the Celsior in Japan and was remodeled in August 2000; the smaller GS300 and GS430 sedans and the ES300 sedan, sold as the Aristo and the Windom in Japan; the IS300 and IS200 mid-size sport sedans, marketed in Japan as the Altezza; the IS300 Sport Cross, which is sold in Japan as the Altezza Gita; luxury sport-utility vehicles such as the GX470, which was introduced to the United States in December 2002 and is marketed in Japan as the Land Cruiser Prado, and the RX330, which is marketed in Japan as the Harrier and which was completely remodeled and introduced to Japan and to the United States in February 2003 and March 2003, respectively; and the SC430, sold as the Soarer in Japan, and LX470, sold as the Land Cruiser Cygnus in Japan. Toyota expects to commence sales of its luxury automobiles in Japan under the Lexus brand in August 2005. Toyota’s best-selling full-size luxury car in Japan is the Crown, which was remodeled in December 2003. In Japan, Toyota also sells the Progrés and the Brevis, compact luxury models, as well as the Century limousine.

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

Recreational and Sport-Utility Vehicles and Pickup Trucks

Toyota sells a variety of sport-utility vehicles and pickup trucks, including the Tacoma and Tundra pickup trucks. Toyota sport-utility vehicles available in North America include the Sequoia; the 4Runner, which was completely remodeled and introduced to the United States in October 2002 and is marketed as the Hilux-Surf in Japan; the RAV4; the Highlander, which is available in Japan under the model name Kluger V and L; and the Land Cruiser. The Tacoma, the Tundra and the Sequoia are built in the United States. Toyota also offers sport-utility vehicles under the Lexus brand, including the LX470, the GX470, the RX400, and the remodeled RX330. The LX470, the Land Cruiser, the Tundra, the Sequoia, 4Runner (marketed as the Hilux-Surf in Japan), Prado and the GX470 sold in North America are equipped with V-8 engines. Toyota introduced the remodeled Harrier to the Japanese market in February 2003. Local production in Canada of the RX400 began in September 2003. Toyota’s pickup truck, the Hilux, has been the best selling model of all Toyota cars sold in Thailand.

Minivans

Toyota offers several basic models for the global minivan market. Its largest minivan, the Alphard, was released in May 2002. Toyota’s other minivan models include the Sienna, which underwent a model change in March 2003 and is sold in North America; the Previa, which is sold in Japan as the Estima; the European market’s Avensis Verso, which was remodeled in 2001 and is sold in Japan as the Ipsum; the Hiace and Regius Ace, both remodeled in August 2004; the Noah and the Voxy, both released in Japan in November 2001; the Wish, which was released in Japan in January 2003; the Sienta, which was released in Japan in September 2003; and the Isis, which was released in Japan in September 2004. In May 2004, Toyota introduced to the European market the remodeled Corolla Verso, which is sold in Japan as the Funcargo.

Trucks and Buses

Toyota’s product line-up includes trucks (including vans) up to a load capacity of four tons and micro-buses, which are sold in Japan and in the overseas markets. Trucks and buses are also manufactured and sold by Hino, a subsidiary of Toyota. Hino’s product line-up includes large trucks with a load capacity of over 10 tons, medium trucks with a load capacity between four and eight tons, and small trucks with a load capacity of between two and four tons. Hino held the largest share of the Japanese medium truck market in fiscal year 2005, primarily due to the success of its Ranger model. Hino’s bus line-up includes large to medium buses used primarily as tour buses and public buses, small buses and micro-buses. Toyota and Hino maintain a large share of the small bus (including micro-buses) segment in Japan.

Product Development

New cars introduced in Japan during fiscal 2005 include the Passo (sold by Daihatsu as the Boon), the Porte, the Isis, the Mark X, the Harrier Hybrid and the Kluger Hybrid. During fiscal 2005, remodeled cars sold in Japan included the Crown Majesta, the Vitz, the Hiace and the Regius Ace. New cars introduced outside Japan during fiscal 2005 and thereafter include, the Aygo in Europe in February 2005, the Crown in China in February 2005 and the Scion tC in the United States in June 2004. Remodeled cars sold outside of Japan during fiscal 2005 include the Tacoma in the United States in September 2004 and the Avalon and the Lexus GS430/300 in the United States in January 2005. Toyota also began limited sales of a fuel cell hybrid vehicle in Japan and the United States in December 2002. Toyota also released a remodeled version of the Avensis in Europe in March 2003 and in Japan in October 2003. The IMV product lineup includes the Hilux Vigo released in Thailand in August 2004, the Kijang Innova in Indonesia in September 2004, the Innova in Thailand, the Philippines and India in January, February and March 2005, respectively, the Fortuner in Thailand in January 2005, and the Hilux in Argentina and South Africa in March and April 2005, respectively.

Markets, Sales and Competition

Toyota’s primary markets are Japan, North America and Europe. The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market for the periods shown. The vehicle unit sales below reflect vehicles sales made by Toyota to unconsolidated entities (and recognized as sales under Toyota’s revenue recognition policy), including sales to unconsolidated distributors and dealers. Vehicles sold by Daihatsu are included in vehicle unit sales numbers set forth below. Vehicles sold by Hino are included in vehicle unit sales numbers set forth below beginning in October 2001. North America sales information includes sales in Mexico, Puerto Rico and Hawaii.

	Year Ended March 31,
	2001		2002		2003		2004		2005
	Units	%	Units	%	Units	%	Units	%	Units	%
Market
Japan	2,322,838	42.0%	2,217,002	40.0%	2,217,770	36.3%	2,303,078	34.3%	2,381,325	32.1%
North America	1,733,569	31.4	1,780,133	32.1	1,981,912	32.4	2,102,681	31.3	2,271,139	30.7
Europe	691,135	12.5	727,192	13.1	775,952	12.7	898,201	13.4	978,963	13.2
Other Regions	779,321	14.1	818,395	14.8	1,137,644	18.6	1,415,403	21.0	1,776,951	24.0

Total	5,526,863	100.0%	5,542,722	100.0%	6,113,278	100.0%	6,719,363	100.0%	7,408,378	100.0%

The following table sets forth Toyota’s vehicle unit sales and market share in Japan, North America and Europe on a retail basis for the periods shown. Each market’s total sales and Toyota’s sales represent new vehicle registrations in the relevant year. All information on Japan excludes mini-vehicles. The sales information contained below excludes unit sales by Daihatsu and Hino, each a consolidated subsidiary of Toyota. North America sales information includes sales in Mexico, Puerto Rico and Hawaii.

	Fiscal Year Ended March 31, (sales in thousands of units)
	2001	2002	2003	2004	2005
Japan:
Total market sales	4,121	3,981	4,045	4,030	3,940
Toyota sales (retail basis)	1,774	1,678	1,710	1,729	1,755
Toyota market share	43.1%	42.2%	42.3%	42.9%	44.5%

	Calendar Year Ended December 31, (sales in thousands of units)
	2000	2001	2002	2003	2004
North America:
Total market sales	20,377	20,113	19,956	19,695	20,092
Toyota sales (retail basis)	1,766	1,894	1,941	2,072	2,292
Toyota market share	8.7%	9.4%	9.7%	10.5%	11.4%

Europe:
Total market sales	20,423	20,002	19,496	19,707	20,826
Toyota sales (retail basis)	684	684	779	866	962
Toyota market share	3.3%	3.4%	4.0%	4.4%	4.6%

Japan

The automobile market in Japan has become saturated and its growth has become stagnant over the past several years. Despite this trend, Toyota believes that Japan continues to be the most important market for Toyota’s automotive products. In Japan, the automotive industry is highly competitive. The Japanese automotive industry includes five major domestic producers, five specialized domestic producers and a growing volume of imports from major United States and European manufacturers. The prolonged economic slump in the Japanese economy has also shifted consumer preference towards more affordable automobiles such as compact and subcompact vehicles and towards utility vehicles such as mini-vans. For more than 40 years, Toyota has been the largest automobile manufacturer in Japan. In each year since fiscal 1999, Toyota, excluding Daihatsu and Hino, has achieved a market share (excluding mini-vehicles) of over 40%, reflecting in part the success of the Vitz subcompact car and the introduction of new model mini-vans and sedans. Toyota’s (excluding Daihatsu and Hino) share of the domestic market excluding mini-vehicles was 44.5% in fiscal 2005. Toyota’s (including Daihatsu and Hino) share of the market including mini-vehicles was 41.1% in fiscal 2005. Toyota is taking steps to further increase its market leadership in Japan by actively introducing products in key market segments, including the introduction of the Lexus brand vehicles expected in August 2005.

North America

Toyota’s consolidated vehicle unit sales in North America was 2,271,139 in fiscal 2005. The United States is the largest portion of the North American market for Toyota, representing approximately 90% of its total retail unit sales in the region. In 2004, Toyota’s retail unit sales in North America showed continued strength, achieving for two consecutive years unit sales in excess of two million vehicles, reflecting the introduction of new products and the market success of its light trucks. Toyota’s market share in the United States was 12.2% in 2004, its largest market share ever. Competition in North America, particularly the United States, is intense. Toyota’s principal competitors in North America are General Motors, Ford and DaimlerChrysler, with other manufacturers providing competition within specific market segments.

Europe

European sales of Toyota vehicles in fiscal 2005 reached an all-time high for the eighth year in a row, with total sales of 978,963 vehicles on a consolidated basis, up 9.0% from fiscal 2004. In 2004, Toyota had a market share in Europe of 4.6% and achieved annual retail unit sales of approximately 962,000 vehicles. European sales growth is largely attributable to the success of the Yaris, which was launched in April 1999 and is marketed as the Vitz in Japan, the RAV4, the fully remodeled Avensis in 2003 and the remodeled Corolla Verso in the first half of 2004. Toyota’s principal European markets are the United Kingdom, Italy and Germany. Toyota’s principal competitors in Europe are Renault, Volkswagen, Opel, Ford and Peugeot.

East and Southeast Asia

The market in the East and Southeast Asia region (excluding China and Hong Kong) was 3.46 million units in 2004, an increase of approximately 4.6% from 3.31 million units in 2003. The market in the East and Southeast Asia region (including China and Hong Kong) grew to 8.72 million units in 2004, an increase of approximately 10% from 7.89 million units in 2003. Toyota believes that the long-term potential of the East and Southeast Asian market is good and remains committed to its operations in the region.

The following table sets forth Toyota’s sales figures in East and Southeast Asia for the periods shown. This information excludes unit sales by Daihatsu and Hino.

Toyota Sales (in thousands of vehicles)(Calendar year)	Asia (excluding China and Hong Kong)	China and Hong Kong
2002	393	62
2003	513	107
2004	644	127

While competition in East and Southeast Asia is increasing, Toyota believes that its early entry into the market gives it a competitive advantage. Toyota plans to further increase its competitiveness as it faces increased competition in the region by improving product lines offered in the region and increasing local procurement to decrease its exposure to foreign currency exchange fluctuations. Toyota’s market share in Asia (excluding China and Hong Kong) was 11.5% in 2002, 15.5% in 2003 and 18.6% in 2004.

East and Southeast Asia (excluding Hong Kong and China) accounted for 13.0% of Toyota’s overseas unit sales in 2004 (not including unit sales by Daihatsu and Hino outside Japan), an increase of 1.2% from 11.8% in 2003.

Production

Toyota and its affiliates produce automobiles and related components through more than 50 manufacturing organizations in 27 countries and regions around the world. Toyota’s major manufacturing facilities include plants in Japan, the United States, Canada, the United Kingdom, France, Turkey, Indonesia, Thailand, Taiwan, China, Australia, South Africa, Brazil and Argentina. Daihatsu brand vehicles are produced at seven factories in Japan and six manufacturing companies in six other countries, including Indonesia and Malaysia. Hino commenced local production of medium trucks in California for the North American market in fiscal 2005 to strengthen its business operations in North America. In the United States, Toyota and General Motors operate a joint venture that assembles passenger cars and trucks. For a listing of Toyota’s principal production facilities, see “Information on the Company — Property, Plants and Equipment”.

In recent years Toyota has increased its production capacity outside Japan. This increase in overseas production capacity is integral to Toyota’s strategy of globalizing operations through localization. In 2004, approximately 63% of Toyota automobiles manufactured for the sale in overseas markets were manufactured in overseas plants by Toyota and its unconsolidated affiliates. In 2004, 64% of Toyota vehicles manufactured for the sale in North America were produced in North America. Of the vehicles manufactured for the sale in Europe in 2004, 57% were produced in Europe, an increase from 53% in 2003. This increase is largely due to increased sales of the Yaris and the Avensis, which are produced at production facilities in France and the United Kingdom. In fiscal 2005, Toyota produced on a consolidated basis approximately 4.5 million vehicles in Japan and approximately 2.7 million vehicles overseas, compared to approximately 4.3 million vehicles in Japan and 2.2 million vehicles overseas in fiscal 2004.

The following table shows the worldwide vehicle unit production by Toyota for the periods shown. These production figures do not include vehicles produced by Toyota’s unconsolidated affiliates. The sales unit information elsewhere in this annual report includes sales of vehicles produced by these affiliates. Vehicles produced by Daihatsu are included in vehicle production numbers set forth below. Vehicles produced by Hino are included in the vehicle production numbers set forth below beginning in October 2001.

	Year Ended March 31,
	2001	2002	2003	2004	2005
Units Produced	5,275,213	5,305,803	5,850,203	6,513,791	7,231,976

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

To improve efficiency in the manufacturing of auto bodies, Toyota has developed a Global Body Line that enables the use of the same general specifications for both small-quantity and mass production lines. This simple and flexible production system offers considerable advantages over previous flexible body manufacturing systems, and has already been implemented in 30 out of Toyota’s 37 body production lines worldwide as of March 31, 2005.

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

Distribution

Toyota’s automotive sales distribution network is the largest in Japan. As of May 31, 2005, this network consisted of 294 dealers employing approximately 40,000 sales personnel and operating more than 5,000 sales and service outlets. Toyota owns 24 of these dealers and the remainder are independent. In addition, at March 31, 2005, Daihatsu’s sales distribution network consisted of 64 dealers employing approximately 5,300 sales personnel and operating approximately 800 sales and service outlets. Daihatsu owns 36 of these dealers and the remainder are independent.

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

Sales of Toyota vehicles in Japan are conducted through four sales channels — “Toyota,” “Toyopet,” “Corolla” and “Netz.” In response to continuing structural changes in the Japanese market that reflect the evolving social environment and consumer preferences, Toyota is in the process of redistributing and restructuring its domestic sales network. Specifically, Toyota combined the Netz and Vista sales channels into an expanded Netz channel in May 2004 in order to cater to a growing number of customers with new values. In addition, Toyota plans to introduce the Lexus brand to the Japanese market in August 2005 with a network of approximately 140 dealers in order to enhance its competitiveness in the domestic luxury automobile market. The following table provides information for each channel as of May 31, 2005.

	Dealers
Channel	Toyota Owned	Independent	Sales Outlets	Market Focus
Toyota	4	46	50	Luxury channel for Toyota brand name vehicles
Toyopet	6	46	52	Leading channel for the medium market
Corolla	7	67	74	Volume retail channel centering on compact models
Netz	7	111	118	Sales channel targeting customers with new values for the 21st century.

Outside Japan, Toyota vehicles are marketed through approximately 170 distributors in approximately 170 countries and regions. Daihatsu vehicles are sold through approximately 110 dealers operating approximately 2,300 sales outlets in more than 140 countries and regions. Toyota operates sales subsidiaries and maintains networks of dealers in each of its overseas markets, including North America, Europe and Asia. In Eastern Europe, Toyota has a wholly-owned sales subsidiary in Poland and participates in joint venture sales companies in the Czech Republic and Hungary. Toyota vehicles in China are sold through 176 dealers operating 186 sales outlets as of May 2005.

Intelligent Transport Systems

Toyota is striving to increase vehicle functionality that will increase the attractiveness of vehicles and the excitement of driving. Toyota is also working in various ways to comprehensively realize enhanced transport systems that are aimed to transport people and vehicles in a smooth and efficient manner and to build a safe transportation environment. Intelligent transport systems combine automotive, information and telecommunications technologies in an effort to provide vehicle occupants with an array of information and enhanced safety features.

Features of intelligent transport systems include:

Increasing Vehicle Functionality — Information service functions. To Toyota, increasing vehicle functionality means advancing information service functions that integrate vehicles with telecommunication systems and driving assist functions that use communication technologies and sensing technologies to create vehicles with intelligent features. Information service functions add to the basic vehicle function of traveling, turning and stopping. The function of connecting is made possible by the use of communication technologies, which in turn enriches the driving experience and improves the convenience of driving. Examples include the following:

•	Advanced car navigation system with functions such as displaying detailed information about the parking level on which the vehicle is traveling and the VICS system that provides real-time information about road traffic including congestion, accidents, traffic restrictions and parking. These car navigation systems will continue to play an important role in providing drivers with various types of information on safety, smooth traveling, comfort and convenience.

•	G-BOOK is an information network service that merges the latest in network technologies with car multimedia, preparing for the arrival of the ubiquitous network society. G-BOOK supports the driver and the vehicle anytime, anywhere via a network, for example, by providing various types of information useful for driving as well as a safety and security service that detects unusual conditions in the vehicle.

•	Emergency call service (the “HELPNET”), is a system that either automatically or by manual button control sends necessary information, such as vehicle position and other information to emergency response numbers via a HELPNET operations center when a traffic accident or other emergencies occur. By shortening the time between the occurrence of an emergency and the reporting, it decreases traffic fatalities, reduces the adverse effects of injuries, lessens secondary casualties and alleviates traffic congestion.

Increasing Vehicle Functionality — Driving Assist Functions. Toyota’s driving assist functions offer functions that assist drivers with a view to lessen the burden of driving, enhance safety and stimulate excitement in their driving. Toyota is proceeding with enhancements and the commercialization of various functions that assist the driver in sensing external information, avoiding danger and making appropriate maneuvers, all in line with the driver’s basic driving actions. Examples include the following:

•	“Night View” is a system that supports the driver’s vision at night. Even when pedestrians, vehicles and other objects within and beyond the range of the headlights are difficult to see, it displays them more clearly and secures a wider range of vision for the driver.

•	“Lane Keeping Assist System” is a system that uses a camera to detect the white lane markers on the road surface ahead while driving on the highway. While this system does not automatically keep the vehicle within the lane and the driver must still operate the steering wheel, the system assists the driver’s operation of the steering wheel by controlling the motorized power steering, in order to help keep the vehicle traveling between the lane markers.

•	“Pre-crash Safety System” is a system that perceives whether a crash is unavoidable and if so, proceeds to activate safety devices at an early stage to reduce any damage caused by collisions.

•	“Intelligent Parking Assist” is the world’s first parking assist system that enables the vehicle to be automatically steered when it is being backed into a garage or being parallel-parked.

•	“Radar Cruise Control with Low-Speed Tracking Mode” is a system that enables vehicles to follow vehicles ahead maintaining a distance within a preset speed. The low-speed tracking mode controls the accelerator and the brake to maintain the distance from the vehicle ahead at a speed specified by the driver when the vehicle is traveling at low speed (approximately 30km/h or slower) on a congested highway. If the system determines that it is necessary to stop the vehicle, it issues a warning, notifying the driver of the need to apply the breaks. Should the driver fail to apply the breaks in time, the system automatically stops the vehicle momentarily to maintain the necessary distance from the vehicle ahead.

•	“Vehicle Dynamics Integrated Management” (“VDIM”, including VSC functions) is a system that constantly monitors the driver’s actions and the vehicle’s state and centrally manages the engine, the steering mechanisms and the brakes. By starting control even before the vehicle’s control limits are reached, the VDIM assists with the traveling, turning and stopping operations, thus achieving a high level of preventive safety.

Enhancing Transport Systems. Enhancing transport systems requires addressing various factors that are pertinent not only to cars but also roads, people and public transport systems in order to ensure the smooth and efficient movement of people and vehicles and to build a safe transportation environment. Although the scope of enhancing transport systems is wide, recent advances in information technology and intelligent transport systems are making various systems that used to be merely concepts into a reality. Examples include the following:

•	ETC is a system in which an on-board unit communicates with the gate to pay the toll by having it charged to a credit card when a vehicle passes through the tollgate, thus eliminating the need for the vehicle to stop for payment. This has the effect of alleviating traffic congestion near the tollgate.

•	Intelligent Multimode Transit System (“IMTS”) is a system that combines the advantages of rail and bus transport to provide a new transportation system for medium level distances and loads. On main roads, the buses run in automated platoons on dedicated roads, while on ordinary roads, each bus is manually driven.

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

Financial Services

Toyota’s revenues from its financial services operations were ¥781 billion in fiscal 2005, ¥737 billion in fiscal 2004 and ¥725 billion in fiscal 2003. The market for automobile financing has grown as more consumers are financing their purchases, particularly in North America and Europe.

Toyota Financial Services Corporation is Toyota’s wholly owned subsidiary established in July 2000 which oversees the management of Toyota’s finance companies worldwide and the expansion into new automobile related product areas. Toyota plans to expand its network of financial services, which currently covers 30 countries and regions, in accordance with its strategy of further developing its auto-related financing businesses in significant markets.

Toyota Motor Credit Corporation is Toyota’s principal financial services subsidiary in the United States. Toyota also provides financial services in 29 other countries and regions through various financial services subsidiaries, including:

•	Toyota Finance Corporation in Japan,

•	Toyota Credit Canada Inc. in Canada,

•	Toyota Finance Australia Ltd. in Australia,

•	Toyota Kreditbank GmbH in Germany, and

•	Toyota Financial Services (UK) PLC in the United Kingdom.

Toyota Motor Credit Corporation provides a wide range of financial services, including retail financing, retail leasing, wholesale financing and insurance. Toyota Finance Corporation also provides a range of financial services, including retail financing, retail leasing, credit cards and mortgage loans. Toyota’s other finance subsidiaries provide retail financing, retail leasing and wholesale financing.

In fiscal 2005, Toyota commenced its financial services operations in China, South Korea and Slovakia. Toyota also established Toyota Financial Savings Bank in the United States in fiscal 2005.

Net finance receivables outstanding for all of Toyota’s dealer and customer financing operations were ¥7.0 trillion at March 31, 2005, representing an increase of approximately 19.4% as compared to the amount outstanding as of March 31, 2004. The majority of Toyota’s financial services are provided in North America. As of March 31, 2005, approximately 64% of Toyota’s finance receivables were derived from financing operations in North America, 16% from Japan, 10% from Europe and 10% from other areas.

Approximately 39% of Toyota’s unit sales in the United States during fiscal year 2005 included a financing or lease arrangement with Toyota, the same as that of fiscal year 2004 sales. Because a significant portion of Toyota’s finance business relates to sales of Toyota vehicles, lower vehicle unit sales may result in a reduction in the level of Toyota’s finance operations.

The worldwide financial services market is highly competitive. Toyota’s competitors for retail financing and retail leasing include commercial banks, credit unions and other finance companies. Commercial banks and other captive automobile finance companies are competitors of Toyota’s wholesale financing activities. Competition for Toyota’s insurance operations is primarily from national and regional insurance companies.

The following table provides information regarding Toyota’s finance receivables and operating leases as of March 31, 2004 and 2005.

	Yen in millions		US dollars in millions
	March 31		March 31
	2004	2005	2005
Finance Receivables
Retail	¥3,643,998	¥4,780,250	$44,513
Finance leases	912,622	758,632	7,064
Wholesale and other dealer loans	1,680,907	1,773,440	16,514

	6,237,527	7,312,322	68,091
Unearned income	(298,153)	(233,417)	(2,173)
Allowance for credit losses	(87,462)	(91,829)	(855)

Total finance receivables, net	5,851,912	6,987,076	65,063
Less – Current portion	(2,622,939)	(3,010,135)	(28,030)

Noncurrent finance receivables, net	¥3,228,973	¥3,976,941	$37,033

Operating Leases
Vehicles	¥1,387,404	¥1,736,238	$16,168
Equipment	106,376	92,459	861

	1,493,780	1,828,697	17,029
Less – Accumulated depreciation	(375,861)	(424,609)	(3,954)

Vehicles and equipment on operating leases, net	¥1,117,919	¥1,404,088	$13,075

Retail Financing

Toyota’s finance subsidiaries purchase primarily new and used vehicle installment contracts from Toyota dealers. Approximately half of the used vehicle contracts purchased are certified Toyota used vehicle contracts which relate to vehicles purchased by dealers, reconditioned and certified to meet specified Toyota standards. These vehicles are then sold with an extended warranty from Toyota. Installment contracts purchased must first meet specified credit standards. Thereafter, the finance company retains responsibility for contract collection and administration. Toyota’s finance subsidiaries acquire security interests in the vehicles financed and can generally repossess vehicles if customers fail to meet their contractual obligations. Almost all retail financings are non-recourse, which relieves the dealers from financial responsibility in the event of repossession. In most cases, Toyota’s finance subsidiaries require their retail financing customers to carry fire, theft, collision and liability insurance on financed vehicles covering the interests of both the finance company and the customer.

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

Wholesale Financing

Toyota’s finance subsidiaries also provide wholesale financing primarily to qualified Toyota vehicle dealers to finance inventories of new Toyota vehicles and used vehicles of Toyota and others. The finance companies acquire security interests in vehicles financed at wholesale. In cases where additional security interests would be required, the finance companies take dealership assets or personal assets, or both, as additional security. If a dealer defaults, the finance companies have the right to liquidate any assets acquired and seek legal remedies.

Toyota’s finance subsidiaries also make term loans to dealers for business acquisitions, facilities refurbishment, real estate purchases and working capital requirements. These loans are typically secured with liens on real estate, other dealership assets and/or personal assets of the dealers.

Insurance

Toyota provides insurance services in the United States through its wholly owned subsidiary, Toyota Motor Insurance Services, Inc. Its principal activities include marketing, underwriting and claims administration. Toyota Motor Insurance Services, Inc. also provides coverage related to vehicle service agreements and contractual liability agreements sold by or through Toyota dealers to customers. In addition, Toyota Motor Insurance Services, Inc. insures and reinsures risks undertaken by Toyota’s distributors and finance subsidiaries. Toyota dealerships in Japan and in other countries and regions also engage in vehicle insurance sales.

Toyota currently has voting power of approximately 34.8% in Aioi Insurance Co., Ltd, a leading insurance company in Japan. Toyota continues to use its strong relationship with Aioi to develop attractive consumer insurance products for Toyota’s automotive customers.

Other Financial Services

Toyota Finance Corporation launched its credit card business in April 2001, and currently has 4.7 million card holders as of March 31, 2005. Toyota also established Toyota Financial Services Securities Corporation, a subsidiary of Toyota Financial Services Corporation, which commenced operations in April 2001 to coincide with the launch of the credit card business. Through Toyota Financial Services Securities Corporation, Toyota provides financial services primarily for its card holders in Japan, including sales of investment trusts and high grade corporate bonds.

Other Operations

In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive business activities. Net sales for these activities totaled ¥1,030 billion in fiscal 2005, ¥896 billion in fiscal 2004, and ¥795 billion in fiscal 2003. The sales to external customers of other operations represented 3.7% of Toyota’s net revenues for fiscal 2005. The most significant of Toyota’s other operations include pre-fabricated housing, its information technology related businesses, including certain intelligent transport systems and an e-commerce marketplace called Gazoo.com. Substantially all of Toyota’s revenues from other operations were derived in Japan.

Pre-fabricated Housing

Toyota is also engaged in the manufacture and sale of prefabricated housing. Toyota has adapted the core production systems and methodologies used in its automotive operations to this business. In order to strengthen its product planning and sales of its prefabricated housing operations, Toyota spun-off its operations and established a subsidiary, Toyota Housing Corporation, in April 2003. In March 2005, Toyota, together with two institutional investors, agreed to jointly invest in Misawa Home Holdings, Inc. pursuant to their request to assist its rehabilitation. The investment takes the form of a subscription of equity shares in the total amount of 25.8 billion yen, of which 10.4 billion yen is subscribed by Toyota. Going forward, Toyota expects to generate synergies with Misawa in the development, manufacture and sales of housing and to complement one another in terms of sales area and products. Through these activities, Toyota intends to cater to a wide variety of customer needs and to strengthen the housing business of both companies.

Information Technology

Toyota is involved in developing information technology related products and services through joint efforts with certain telecommunication and information services providers. Its primary partner in these development efforts is KDDI Corporation, a domestic telecommunications service provider that offers integrated mobile, domestic and international telecommunications services. Toyota and KDDI Corporation are further strengthening their business relationship in light of the increasing necessity for developing services that are better adapted to existing telecommunications infrastructure. Toyota currently holds an 11.7% of ownership interest in KDDI.

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

Toyota also operates a Japanese-language web site, Gazoo.com. The name “Gazoo” originates from the Japanese word gazo meaning images. Gazoo was established as a membership Internet service linking Toyota, its national dealer network and Gazoo members, and provides information on new and used Toyota automobiles and related services as well as online shopping capabilities. Gazoo has been expanded to offer a wide range of products and services, including information on an increased number of vehicle types offered by Toyota and certain additional service to its credit card members. To further expand its motor vehicle information service, Toyota launched an information service called G-BOOK in Japan in fall 2002 by applying information technology that was developed through Internet information communications services. Toyota has included in its basic services of G-BOOK services such as a theft detection system, location tracking service and operator assistance service to enhance services to its G-BOOK users. This is as a part of Toyota’s efforts to offer a lifestyle with automobiles with ease, safety and comfort. Toyota has also licensed its G-BOOK technology to certain other competitors in Japan. In March 2004, Toyota launched its state-of-the-art CRM (“customer relationship management”) system called the e-CRB (“customer relationship building”) in Thailand. The e-CRB consists of a membership-based website and an operations system for dealers. The e-CRB system offers its customers a variety of services such as providing information of new vehicles, accepting requests for brochures and estimates and notifying customers when it is time for maintenance by keeping track of the vehicles’ maintenance history and mileage. Toyota hopes that the e-CRB will serve to facilitate creating a closer and long-lasting relationship with its customers world-wide and is currently considering to gradually expand this service in other countries.

Governmental Regulation, Environmental and Safety Standards

Toyota is subject to laws in various jurisdictions regulating the levels of pollutants generated by its plants. In addition, Toyota is subject to regulations relating to the emission levels, fuel economy, noise and safety of its products. Toyota has incurred significant costs in complying with these regulations and expects it to require significant compliance costs in the future. Toyota’s management views leadership in environmental protection as an increasingly important competitive factor in the marketplace.

Vehicle Emissions

Japanese Standards

The Air Pollution Law of Japan and the Road Transportation Vehicle Law regulate vehicle emissions in Japan. In addition, both the Noise Regulation Law and the Road Transportation Vehicle Law provide for noise reduction standards on automobiles in Japan. Toyota’s vehicles manufactured for sale in Japan comply with all

Japanese exhaust emission and noise level standards. In addition, Toyota is progressing with efforts to attain certification as “ultra low emission vehicles” for the majority of its automobile models under the Ministry of Land, Infrastructure and Transport’s Low Emission Vehicle Approval Standard. Under this standard, ultra low emission vehicles must achieve 75% emission reduction against standards implemented in October 2005 by the Ministry of Land, Infrastructure and Transport.

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

California Standards

Under the federal Clean Air Act, the State of California is permitted to establish its own, more stringent, emission control standards. As a result, the California Air Resources Board has established its own emission standards, known as the “Low Emission Vehicle Program”. In late 1998, the California Air Resources Board adopted additional vehicle emissions standards that must be phased in beginning in the 2004 model year. These new standards treat most light trucks the same as passenger cars and require both types of vehicles to meet the new emissions standards of the Low Emission Vehicle Program. As part of the original Low Emission Vehicle Program, the California Air Resources Board also required that a specified percentage of a manufacturer’s passenger cars and trucks sold in California for all model years 1998 and after be “zero-emission vehicles” (vehicles producing no emissions of regulated pollutants). The California Air Resources Board subsequently eliminated the zero-emission vehicles mandate for model years before 2005, and adopted a zero-emission vehicles requirement for model years 2005 and after. This zero-emission vehicles requirement also sets forth certain requirements that advanced technology vehicles such as hybrid cars and alternative fuel vehicles must meet to be recognized as “partial zero-emission vehicles”. Toyota’s battery- powered RAV4 EV compact sport-utility vehicle qualifies as a zero-emission vehicle and the new 2004 model Prius released in 2003 qualifies as a partial zero-emission vehicle under the new zero-emission vehicles requirement adopted by the California Air Resources Board. Toyota intends to continue to develop additional advanced technologies and alternative fuel technologies which will allow other vehicles using such technologies to qualify as zero-emission vehicles or partial-zero-emission vehicles. In July 2002, the California legislature passed new legislation that requires the California Air Resources Board to develop and adopt, by the end of 2004, regulations that achieve the maximum feasible reduction in greenhouse gas emissions. In September 2004, the California Air Resources Board adopted regulations that would require the reduction of greenhouse gas released from passenger vehicles, light trucks and other noncommercial vehicles from the 2009 model year onward by 20 to 30 percent by the 2016 model year and reported to the California state legislature at the beginning of 2005 that it will adopt and promulgate the regulations. In December 2004, the Alliance of Automobile Manufacturers and the Association of International Automobile Manufacturers, both of which Toyota is a member, filed a lawsuit against the California Air Resources Board seeking injunction against the implementation of the regulation. The lawsuit contends that only the National Highway Traffic Safety Administration, and not states, including California, has the authority to regulate carbon dioxide emissions and fuel economy standards.

Other States

Other states may adopt California’s regulations, including its zero-emission vehicle mandates, by meeting the requirements under the federal Clean Air Act.

The states of Massachusetts, New York, Vermont and Maine have adopted California’s Low Emission Vehicle Program, effective with model year 2001 or before. The states of Massachusetts, New York, Vermont and New Jersey have also made decisions to adopt California’s zero-emission vehicle requirement in the future.

Canadian and Mexican Standards

Canada has established vehicle emission standards equivalent to the federal standards in the United States, including the heightened requirements that will be applicable to passenger cars and light trucks in model years 2004 and after. Mexico’s emission control standards are similar to those applicable in the United States after the 1994 model year.

European Standards

Current vehicle emission control standards applicable in the European Union are generally no more restrictive than U.S. standards. However, the European Council and the European Parliament have adopted a directive that establishes increasingly stringent emissions standards for passenger vehicles and light commercial vehicles. Under this directive, the standards adopted beginning with year 2000 require manufacturers to recall any vehicles which fail to meet the standards for five years or 80,000 kilometers, whichever occurs first. Toyota introduced vehicles complying with this directive in 1999. Under the standards to be adopted beginning with model year 2005, manufacturers will be obligated to meet the more stringent standards for five years or 100,000 kilometers, whichever occurs first. The Prius complies with this directive. Standards for heavy commercial vehicles have been adopted by the European Council and the European Parliament for model years 2005 and thereafter and for model years 2008 and thereafter.

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

Vehicle Fuel Economy

Japanese Standards

The Law Concerning Rationalization of Energy Usage requires automobile manufacturers to improve their vehicles to meet specified fuel economy standards. Toyota has complied with these regulations in all material respects. The law requires that the actual average fuel economy of gasoline-fueled vehicles for each class based on vehicle weight proposed by each manufacturer complies with the fuel economy standards established thereunder by 2010, and that the actual average fuel economy of diesel-fueled vehicles for each class based on vehicle weight proposed by each manufacturer complies with relevant fuel economy standards by 2005. Toyota is now developing gasoline-fueled and diesel-fueled vehicles that will meet these standards, with the aim of achieving early compliance with these standards for all of its automobiles. Furthermore, Japan has signed the United Nations Framework Convention on Climate Change and has agreed to take steps to restrain the emission of “greenhouse gases”. Japan ratified the Kyoto Protocol in June 2002, which became effective in February 2005. This protocol requires Japan to reduce its carbon dioxide emissions by 6% during the years 2008 to 2012 as measured from the 1990 base year.

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

Although Toyota has met the current CAFE standards for both passenger cars and light-duty trucks, the enactment of a more stringent standard in 2003 could have a significant impact on Toyota’s ability to offer its automobiles for sale in the United States.

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

Vehicle Safety

Japanese Standards

In March 2005, regulations of compressed hydrogen gas powered fuel cell vehicles were introduced. The regulations involve technology standards such as those relating to collision, prevention of hydrogen leaks and protection from high-voltage.

Regulations relating to pedestrian safety are applicable to new models manufactured after September 2005 and vehicles manufactured after September 2010, except for certain types of vehicles, and the installation of seat belt reminders is required for driver’s seats of new models manufactured after September 2005 and for all vehicles manufactured after September 2008. In addition, more stringent regulations on driving visibility standards, offset frontal protection and front underrun protection are also expected to be introduced. All Toyota motor vehicles currently sold in Japan meet or exceed applicable Japanese safety standards.

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

The Transportation Recall Enhancement, Accountability and Documentation Act was enacted in the United States on November 1, 2000. This Act requires the National Highway Traffic Safety Administration to upgrade federal motor vehicle safety standards relating to tires based on a dynamic vehicle test that takes into account the rollover propensity of vehicles. It also requires the National Highway Traffic Safety Administration to initiate new rules that enhance its authority to gather information potentially relating to motor vehicle defects. This Act substantially increases the National Highway Traffic Safety Administration’s authority to impose civil penalties for noncompliance with regulatory requirements and specifies possible criminal penalties for violations of the federal Fraud and False Statements Act. Under this Act, the National Highway Traffic Safety Administration expanded its New Car Assessment Program to implement consumer information programs for vehicle rollover resistance and child restraints and adopted extensive early warning defect reporting requirement in 2002, and will strengthen regulations regarding tire-pressure monitoring systems in 2005.

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

European and Other Standards

In Europe, following the White Paper “European transport policy for 2010: time to decide” adopted in 2001, which declares targeting to halve the number of deaths caused by road accidents by 2010, various groups in different fields are currently conducting research and analyses. In addition, the “Road Safety Action Programme” adopted by the European Commission in 2003 envisions the reduction in deaths from road accidents by utilizing technological advancement relating to the improvement in vehicle safety. The White Paper and the Action Programme promote the introduction of safety features such as automatic cruise control, speed alert system, intelligent speed limitation devices, alcohol lock, whiplash prevention, collision prevention, universal child restraints (CRS) and seat belt reminders. Depending on the discussions, it is possible that this will have an impact on legislation. Further, based on the White Paper and the Action Programme, regulations relating to indirect vision have been strengthened. The European Union has also passed legislation relating to the safety of not only vehicle passengers but also that of pedestrians.

Vehicle safety regulations in Canada are similar to those in the United States. Countries in South America and Asia have also established vehicle safety regulations. Countries that are members of ASEAN are generally believed to follow regulations promulgated by the United Nations and countries in South America are generally believed to follow those of the United Nations or the United States.

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

In February 2003, the Soil Contamination Countermeasures Law became effective in Japan. The Soil Contamination Countermeasures Law stipulates the contamination testing and removal measures that are required when land and facilities used to process hazardous materials are converted to residential areas or other public use. In addition, the Law on Recycling of End-of-Life Vehicles was promulgated in July 2002. Under the Law on Recycling of End-of-Life Vehicles, vehicle manufacturers are required to take back and recycle certain materials of end-of-life vehicles and the provisions concerning such obligations of vehicle manufacturers became effective in January 2005.

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

European Standards

In September 2000, the European Union approved a directive that requires member states to promulgate regulations implementing the following by April 21, 2002:

•	manufacturers shall bear all or a significant part of the costs for taking back end-of-life vehicles put on the market after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, this requirement will also be applicable to vehicles put on the market before July 1, 2002;

•	manufacturers may not use certain hazardous materials in vehicles to be sold after July 2003;

•	vehicles type-approved and put on the market from three years after the amendment of the directive on type-approval shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or recoverable to a minimum of 95% by weight per vehicle; and

•	end-of-life vehicles must meet actual re-use of 80% and re-use as material or energy of 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015.

Currently, there are numerous uncertainties surrounding the form and implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. All of the member states, other than the ten new member states, have adopted legislation to implement the directive. In addition, Sweden, Denmark and Belgium have existing legislation that partially implements the directive. The ten new member states which joined the European Union in May 2004 are also in the process of adopting legislation to implement the directive.

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

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2005. Depending on the legislation that is yet to be enacted by certain member states and subject to other circumstances, Toyota may be required to provide additional accruals for the expected costs to comply with these regulations. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

The European Union has also issued directives and made proposals relating to the following subjects on environmental matters:

•	emission standards that include a framework permitting member states to introduce fiscal incentives to promote early compliance;

•	reaffirmation of its goal of reducing carbon dioxide emissions; and

•	reform of rules governing automotive distribution and service. The block exemption on distribution has been amended in that dealers may engage in active sales cross border within the European Union and open additional facilities for sales and services. Additionally, dealers could no longer be required by manufacturers to operate side by side both sales and service facilities.

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

In addressing environmental issues, based on an assessment of the environmental impact of its products through their life cycles, Toyota as a manufacturer strives to take all possible measures in each life stage of a product, from development through production and sales, and continues to work toward technological innovations to make efficient use of resources and to reduce the burden on the environment.

Research and Development

Toyota’s research and development activities focus on the environment, vehicle safety, information technology and product development. For a detailed discussion of the company’s research and development policies for the last three years, see “Operating and Financial Review and Prospects — Research and Development, Patents and Licenses”.

The following table provides information for Toyota’s principal research and development facilities.

Facility	Principal Activity
Japan

Toyota Technical Center	Planning, design, vehicle evaluation, development of prototypes

Tokyo Design Research & Laboratory	Design research and development of advanced styling designs

Higashi-Fuji Technical Center	Research and advanced development on powertrains, materials, electronic parts and other matters

Shibetsu Proving Ground	Vehicle testing and evaluation

United States

Toyota Technical Center, U.S.A., Inc.	Development of the upper body part for a portion of North American manufactured vehicles, adapting vehicles sold in North America to the market, advanced technology research, external affairs for legal and regulatory affairs, certification

Calty Design Research, Inc.	Design development, model production and design survey

Europe

TMEM R&D Group	Development of the upper body part for a portion of European manufactured vehicles, market tuning for vehicles sold in Europe, advanced technology research, external affairs for legal and regulatory affairs, certification

Toyota Europe Design Development S.A.R.L.	Design development, model production and design survey

Toyota Motorsport GmbH	Development of Formula One race cars

Asia Pacific

Toyota Technical Center Asia Pacific Thailand Co., Ltd	Design of portions of vehicles that are tailored for vehicles sold in Australia and Asia, evaluation

Toyota Technical Center Asia Pacific Australia PTY, Ltd	Design of portions of vehicles that are tailored for vehicles sold in Australia and Asia

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

Components and Parts, Raw Materials and Sources of Supply

Toyota purchases parts, components, raw materials, equipment and other supplies from several competing suppliers located around the world. Toyota works closely with its suppliers to obtain the best supplies. Toyota believes that this policy encourages technological innovation, cost reduction and other competitive measures. No single supplier accounted for more than 5% of Toyota’s consolidated purchases of raw materials, parts and equipment during fiscal 2005, except for Denso Corporation, an affiliate of Toyota, which supplied approximately 10% of Toyota’s purchases during fiscal 2005. Toyota plans to continue purchases based on the same principle and does not anticipate any difficulty in obtaining supplies in the foreseeable future.

As part of its globalization plan, Toyota is taking steps to increase purchases from both new and existing suppliers outside of Japan. Toyota’s largest sources of supply outside Japan are currently located in the United States. In 2004, Toyota launched its IMV Project, a global network designed to supply pickup trucks, multipurpose vehicles and major vehicle components to Southeast Asia, Europe, Africa, Oceania, Central and South America and Middle East from production bases in Thailand, Indonesia, South Africa and Argentina. Toyota believes the network will enhance its overall competitiveness by coordinating Toyota’s worldwide development, procurement and production activities. Moreover, Toyota has also been rolling out a new global logistical support system in conjunction with the launch of the IMV Project. This new support system will be used to determine the optimum means and routes of transportation, and to coordinate procurement activities in accordance with production status and the availability of delivery vehicles. This system is designed to further Toyota’s globalization efforts by establishing an internal standard for worldwide procurement and distribution in order to reduce production lead times and production costs, thereby ensuring timely delivery to customers. Toyota introduced this new global logistical support system in tandem with the launch of the IMV Project in Thailand and Indonesia in August 2004 and plans to further expand this system on a global basis.

The recent market condition and market price of some raw materials such as steel has shown an upward tendency.

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

Capital Expenditures and Divestitures

Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2002 and March 31, 2005, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (billions of yen)	Location	Method of Financing
Investment primarily in manufacturing facilities to undertake model changes by Toyota Motor Corporation	914.3	Japan	Internal funds

Investment primarily in new technology and products by Daihatsu Motor Co., Ltd.	90.1	Japan	Internal funds

Investment primarily in new technology and products by Hino Motors, Ltd.	81.3	Japan	Internal funds

Investment primarily in new technology and products by Toyota Auto Body Co., Ltd.	44.9	Japan	Internal funds

Investment primarily in new technology and products by Toyota Motor Kyushu, Inc.	43.6	Japan	Internal funds

Investment primarily in new technology and products by Kanto Auto Works, Ltd.	36.3	Japan	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Indiana, Inc.	97.5	United States	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	79.5	United States	Internal funds

Investment to promote localization by Toyota Motor Manufacturing Canada, Inc.	70.2	Canada	Internal funds

Investment to promote localization by Toyota Motor Thailand Co., Ltd.	67.7	Thailand	Internal funds

Investment to promote localization by Toyota Motor Manufacturing (UK) Limited	55.5	United Kingdom	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, California Inc.	51.0	United States	Internal funds

Investment to promote localization by Toyota Motor Manufacturing Poland SP.zo.o.	33.4	Poland	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Alabama, Inc.	30.0	United States	Internal funds

Investment primarily in leased automobiles by Toyota Motor Credit Corporation	1,325.7	United States	Internal funds and borrowings

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2005 and March 2006, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (billions of yen)	Location	Method of Financing
Investment primarily in manufacturing facilities by Toyota Motor Corporation	368.5	Japan	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Kyushu, Inc.	83.1	Japan	Internal funds

Investment primarily in manufacturing facilities by Daihatsu Motor Co., Ltd.	60.0	Japan	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Kentucky, Inc.	54.7	United States	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Thailand Co., Ltd.	48.5	Thailand	Internal funds

Investment primarily in manufacturing facilities by Kanto Auto Works, Ltd.	47.0	Japan	Borrowings and Internal funds

Set forth below is additional information with respect to Toyota’s material plans to construct, expand or improve its facilities, presented on a “by facility” basis.

Texas Plant. Toyota commenced construction of a plant in Texas in October 2003. The plant will be used to produce full-size Tundra pickup trucks, and will have an initial annual production capacity of approximately 150,000 units. The plant is expected to commence operations in 2006. The total cost of this plant is expected to be approximately $800 million. The construction costs are expected to be financial through internal funds.

Guangqi Engine Plant. In February 2004, Toyota established Guangqi Toyota Engine Co., Ltd. as a joint venture with Guangzhou Automobile Group Co., Ltd. The joint venture will operate a plant that is expected to commence production of engine parts in early 2005 and gasoline engines in fall 2005. The plant is expected to have an initial annual production capacity of 300,000 engines and is expected to produce 25,000 engines during its first year in 2005, all of which will be exported to Japan. The total cost of this plant is expected to be approximately 2.2 billion yuan. Toyota’s share of the construction costs has been to date, and are expected to be in the future for the remaining costs, financed through internal funds and loans.

Guangzhou Plant. In September 2004, Toyota established Guangzhou Toyota Motor Co., Ltd., a joint venture with Guangzhou Automobile Group Co., Ltd. The plant operated by the joint venture is expected to commence the production of the Camry in mid-2006 with an initial annual production capacity of 100,000 units. The total cost of this plant is expected to be approximately 3.8 billion yuan. Toyota’s share of the construction costs has been to date, and are expected to be in the future for the remaining costs, financed through internal funds and loans.

Alabama Plant. Toyota plans to increase production capacity of engines at its Alabama plant. The plant is expected to commence the production of V6 engines for the Tundra and Tacoma pickup trucks by mid-2005 and increase the production capacity of V8 engines from an annual production capacity of 120,000 units to 270,000 units for the Tundra pickup trucks and the Sequoia sports-utility vehicles by the end of 2006. The total cost of this expansion is expected to be approximately $270 million. The construction costs have been to date, and are expected to be in the future for the remaining costs, financed through internal funds.

Thailand Plant. In April 2005, Toyota announced the construction of a new automobile manufacturing plant, which will be the third plant in Thailand. The plant is expected to commence the production of the Hilux pickup trucks in the beginning of 2007 with an annual production capacity of 100,000 units. The total cost of this plant is expected to be approximately 15.2 billion bahts. The construction costs are expected to be financed through internal funds.

Russia Plant. In April 2005, Toyota announced the construction of the first automobile manufacturing plant in Russia, following a basic agreement reached with the Russian government and the city of St. Petersburg. The construction of the plant commenced in June 2005. The plant is expected to produce the Camry, the core model sold by Toyota in Russia, with an initial annual production capacity of 20,000 units. The total cost of this plant is expected to be approximately 4 billion rubles. Toyota has not decided how it will finance these construction costs.

Toyota Motor Kyushu Plant. Toyota plans to construct a second production line at Toyota Kyushu plant to increase its domestic production capacity. The line is expected to commence production in September 2005 with an annual production capacity of 200,000 units. The total cost of this expansion is expected to be approximately ¥45 billion. The construction costs are expected to be financed through internal funds.

Toyota Motor Kyushu Engine Plant. Toyota plans to construct a new engine plant at Toyota Kyushu for the production of new engines. The plant is expected to commence production in January 2006 with an annual production capacity of 220,000 engines. The total cost of this expansion is expected to be approximately ¥28 billion. The construction costs are expected to be financed through internal funds.

Toyota Motor Hokkaido Plant. Toyota plans to construct a new plant at Toyota Motor Hokkaido for the production of new transmissions. The plant is expected to commence production at the end of 2005 with an annual production capacity of 480,000 units. The total cost of this expansion is expected to be approximately ¥30 billion. The construction costs are expected to be financed through internal funds.

Kanto Auto Iwate Plant. Toyota plans to construct a second production line at the Kanto Auto Iwate plant to increase its domestic production capacity. The line is expected to commence production in October 2005 with an annual production capacity of 100,000 units. The total cost of this expansion is expected to be approximately ¥18 billion. The construction costs are expected to be financed through internal funds and loans.

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

Seasonality

Toyota has historically experienced slight seasonal fluctuations in unit sales. For each of the past three years, Toyota’s unit sales levels have been highest in March of each year, with approximately 11% of annual unit sales generated during that month, and for each of the remaining months, its unit sales have generated approximately 7 to 9% of its annual unit sales.

Legal Proceedings

United States Antitrust Proceedings

In February 2003, Toyota, General Motors Corporation, Ford, DaimlerChrysler, Honda, Nissan and BMW and their U.S. and Canadian sales and marketing subsidiaries, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported nationwide class actions on behalf of all purchasers of new motor vehicles in the United States since January 1, 2001. Twenty-six similar actions were filed in federal district courts in California, Illinois, New York, Massachusetts, Florida, New Jersey and Pennsylvania. Additionally, 56 parallel class actions were filed in state courts in California, Minnesota, New Mexico, New York, Tennessee, Wisconsin, Arizona, Florida, Iowa, New Jersey and Nebraska on behalf of the same purchasers in these states. As of April 1, 2005, actions filed in federal district courts were consolidated in Maine and actions filed in the state courts of California and New Jersey were also consolidated, respectively.

The nearly identical complaints allege that the defendants violated the Sherman Antitrust Act by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market. The complaints allege that new vehicle prices in Canada are 10% to 30% lower than those in the United States and that preventing the sale of these vehicles to United States citizens resulted in United States consumers paying excessive prices for the same type of vehicles. The complaints seek permanent injunctions against the alleged antitrust violations and treble damages in an unspecified amount. In March 2004, the federal district court of Maine (i) dismissed claims against certain Canadian sales and marketing subsidiaries, including Toyota Canada, Inc., for lack of personal jurisdiction but denied or deferred to dismiss claims against certain other Canadian companies, and (ii) dismissed the claim for damages based on the Sherman Antitrust Act but did not bar the plaintiffs from seeking injunctive relief against the alleged antitrust violations. The plaintiffs have submitted an amended compliant adding a claim for damages based on state antitrust laws and Toyota is now responding to the plaintiff’s discovery requests. Toyota believes that its actions have been lawful and intends to vigorously defend these cases.

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

4.C ORGANIZATIONAL STRUCTURE

As of March 31, 2005, Toyota Motor Corporation had 297 Japanese subsidiaries and 227 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
Tokyo Financial Services Corporation	Japan	100.00	100.00
Hino Motors, Ltd.	Japan	50.21	50.45
Toyota Motor Kyushu, Inc.	Japan	100.00	100.00
Daihatsu Motor Co., Ltd.	Japan	51.32	51.56
Toyota Finance Corporation	Japan	100.00	100.00
Toyota Auto Body Co., Ltd.	Japan	56.08	57.02
Toyota Administa Corporation	Japan	100.00	100.00
Tokyo Toyo-Pet Motor Sales Co., Ltd.	Japan	100.00	100.00
Kanto Auto Works, Ltd.	Japan	50.46	50.64
Toyota Motor Manufacturing North America, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00	100.00
Toyota Motor North America, Inc.	United States	100.00	100.00
Toyota Motor Credit Corporation	United States	100.00	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00	100.00
Toyota Motor Manufacturing Canada, Inc.	Canada	100.00	100.00
Toyota Credit Canada Inc.	Canada	100.00	100.00
Toyota Motor Europe S.A./N.V.	Belgium	100.00	100.00
Toyota Motor Engineering & Manufacturing Europe S.A./N.V.	Belgium	100.00	100.00
Toyota Motor Marketing Europe S.A./N.V.	Belgium	100.00	100.00
Toyota Motor Italia S.p.A.	Italy	100.00	100.00
Toyota Kreditbank G.m.b.H.	Germany	100.00	100.00
Toyota Deutschland G.m.b.H.	Germany	100.00	100.00
Toyota France S.A.	France	100.00	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00	100.00
Toyota Financial Services (UK) PLC	United Kingdom	100.00	100.00
Toyota (GB) PLC	United Kingdom	100.00	100.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00	100.00
Toyota Finance Australia Ltd.	Australia	100.00	100.00
Toyota Motor Asia Pacific Pte Ltd.	Singapore	100.00	100.00
Toyota Motor Thailand Co., Ltd.	Thailand	86.43	86.43
Toyota South Africa Motors (Pty) Ltd.	South Africa	100.00	100.00

4.D PROPERTY, PLANTS AND EQUIPMENT

As of March 31, 2005, Toyota and its affiliates produce automobiles and related components through more than 50 manufacturing organizations in 27 countries and regions around the world. The facilities are located principally in Japan, Argentina, Australia, Brazil, Canada, China, India, Malaysia, the Philippines, Thailand, the United States and the United Kingdom.

In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

The following table sets forth information, as of March 31, 2005, with respect to Toyota’s principal facilities and organizations, all of which are owned by Toyota or its subsidiaries. However, small portions, all under approximately 20%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Floor Space (thousand square meters)	Principal Products or Functions
Japan

Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	1,190	Research and Development
Tahara Plant	Tahara City, Aichi Pref.	1,160	Automobiles
Motomachi Plant	Toyota City, Aichi Pref.	850	Automobiles
Takaoka Plant	Toyota City, Aichi Pref.	710	Automobiles
Tsutsumi Plant	Toyota City, Aichi Pref.	610	Automobiles
Kamigo Plant	Toyota City, Aichi Pref.	550	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	520	Automobiles
Kinu-ura Plant	Hekinan City, Aichi Pref.	380	Automobile parts
Myochi Plant	Miyoshi-cho, Aichi Pref.	280	Automobile parts
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref.	270	Research and Development
Daihatsu Motors Co., Ltd.	Ikeda City, Osaka, etc.	970	Automobiles
Hino Motors, Ltd.	Hino City, Tokyo, etc.	920	Automobiles
Toyota Auto Body Co., Ltd.	Kariya City, Aichi Pref., etc.	890	Automobiles
Toyota Motor Kyushu, Inc.	Miyata-cho, Fukuoka Pref.	350	Automobiles
Kanto Auto Works, Ltd.	Susono City, Shizuoka Pref., etc.	310	Automobiles

Outside Japan

Toyota Motor Sales, U.S.A., Inc.	California, U.S.A.	870	Sales facilities
Toyota Motor Manufacturing, Kentucky, Inc.	Kentucky, U.S.A.	700	Automobiles
Toyota Motor Manufacturing, Indiana, Inc.	Indiana, U.S.A.	360	Automobiles
Toyota Motor Manufacturing (UK) Limited	Derbyshire, UK	300	Automobiles
Toyota Motor Manufacturing Canada, Inc.	Ontario, Canada	280	Automobiles

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

As of March 31, 2005, property, plant and equipment having a net book value of approximately ¥112,885 million was pledged as collateral securing indebtedness incurred by Toyota’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.

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

Overview

The business segments of Toyota Motor Corporation (“the parent company”) and its subsidiaries (collectively, “Toyota”) include automotive operations, financial services operations and all other operations. Automotive operations is Toyota’s most significant business segment, accounting for 90% of Toyota’s total revenues before the elimination of intersegment revenues and 86% of Toyota’s total operating income before the elimination of intersegment revenues and costs for the year ended March 31, 2005. The operating income from automotive operations as a percentage of total operating income decreased by 4% due to an increase in operating income from the financial services operations. Toyota’s primary markets based on vehicle unit sales for the year ended March 31, 2005 were: Japan (32%), North America (31%) and Europe (13%).

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

The following table sets forth Toyota’s consolidated vehicle unit sales by geographical market for the past three fiscal years.

	(Thousands of Units)
	Year Ended March 31,
	2003	2004	2005
Japan	2,217	2,303	2,381
North America	1,982	2,103	2,271
Europe	776	898	979
All Other Markets	1,138	1,415	1,777

Oversea total	3,896	4,416	5,027

Total	6,113	6,719	7,408

Toyota’s consolidated unit sales in Japan increased during both fiscal 2004 and 2005 as compared to the prior year as the result of the active introduction of new products that met customer needs and the strong sales efforts of domestic dealers despite a decline in the overall domestic market in each of those years. In addition, overseas vehicle unit sales increased in North America, Europe and all other markets due to extensive product offerings that catered to regional needs during fiscal 2004 and 2005.

Toyota’s share of total vehicle unit sales in each market is influenced by the quality, price, design, performance, safety, reliability, economy and utility of Toyota’s vehicles compared with those offered by other manufacturers. The timely introduction of new or redesigned vehicles is also an important factor in satisfying customer demand. Toyota’s ability to satisfy changing customer preferences can affect its revenues and earnings significantly.

The profitability of Toyota’s automotive operations is affected by many factors. These factors include:

•	vehicle unit sales volumes,

•	the mix of vehicle models and options sold,

•	the level of parts and service sales,

•	the levels of price discounts and other sales incentives and marketing costs,

•	the cost of customer warranty claims and other customer satisfaction actions,

•	the cost of research and development and other fixed costs,

•	the ability to control costs,

•	the efficient use of production capacity, and

•	changes in the value of the Japanese yen and other currencies in which Toyota does business.

Changes in laws, regulations, policies and other governmental actions can also materially impact the profitability of Toyota’s automotive operations. These laws, regulations and policies include those attributed to environmental matters and vehicle safety, fuel economy and emissions that can add significantly to the cost of vehicles. The European Union has approved a directive that requires manufacturers to be financially responsible for taking back end-of-life vehicles and to take measures to ensure that adequate used vehicle disposal facilities are established and that hazardous materials and recyclable parts are removed from vehicles prior to scrapping. Please see “— Legislation Regarding End-of-Life Vehicles” and “Information on the Company — Business Overview — Governmental Regulation, Environmental and Safety Standards” and note 23 to the consolidated financial statements for a more detailed discussion of these laws, regulations and policies.

Many governments also regulate local content, impose tariffs and other trade barriers, and enact price or exchange controls which can limit an automaker’s operations and can make the repatriation of profits unpredictable. Changes in these laws, regulations, policies and other governmental actions may affect the production, licensing, distribution or sale of Toyota’s products, cost of products or applicable tax rates. Toyota is currently one of the defendants in purported national class actions alleging violations of the U.S. Sherman Antitrust Act. For a more detailed description of these proceeding, see note 23 to the consolidated financial statements.

The worldwide automotive industry is in a period of globalization and consolidation, which may continue for the foreseeable future. As a result, the competitive environment in which Toyota operates is likely to intensify. Toyota believes it has the resources, strategies and technologies in place to compete effectively in the industry as an independent company for the foreseeable future.

In November 2002, Toyota acquired an additional ownership interest in Toyota South Africa Motor Company (“Toyota South Africa”). As a result, Toyota’s ownership interest in Toyota South Africa increased by 39.3% to 75.0% and Toyota’s consolidated financial statements include the accounts of Toyota South Africa from the end of fiscal 2003. Prior to the acquisition of the additional ownership interest, Toyota South Africa was accounted for using the equity method. Toyota South Africa is primarily engaged in the manufacturing and sale of Toyota vehicles and related parts. Fiscal 2004 is the first full year that Toyota’s consolidated financial statements include the operating results of Toyota South Africa. In May 2003, Toyota acquired additional ownership interests in Toyota Auto Body Co., Ltd. (“Toyota Auto Body”) and Kanto Auto Works, Ltd (“Kanto Auto Works”). As a result, Toyota’s ownership interests in Toyota Auto Body and Kanto Auto Works increased by 2.94% and 1.14% to 50.21% and 50.57%, respectively, and Toyota’s consolidated financial statements include the accounts of Toyota Auto Body and Kanto Auto Works from fiscal 2004. Prior to the acquisition of the additional ownership interests, Toyota Auto Body and Kanto Auto Works were accounted for using the equity method. Toyota Auto Body and Kanto Auto Works are primarily engaged in the manufacturing and sale of Toyota vehicles and related parts. In September 2003, Toyota acquired an additional ownership interest in P.T. Toyota Motor Manufacturing Indonesia (“TMMIN”). As a result, Toyota’s ownership interests in TMMIN increased by 46.00% to 95.00% and Toyota’s consolidated financial statements include the accounts of TMMIN from the end of fiscal 2004. Prior to the acquisition of the additional ownership interest, TMMIN was accounted for using the equity method. TMMIN is primarily engaged in the manufacturing and sale of Toyota vehicles and related parts. Fiscal 2005 is the first full year that Toyota’s consolidated financial statements include the operating results of TMMIN. In October 2004, Araco Corporation (“Araco”) spun off its automotive manufacturing business that was merged into Toyota Auto Body, while the remaining operations of Araco were merged with Takanichi Co., Ltd. (“Takanichi”) and Toyoda Boshoku Corporation to become Toyota Boshoku Corporation (“Toyota Boshoku”). As a result, Toyota’s ownership interests in Toyota Boshoku increased to 49.63% and Toyota Boshoku is accounted for using the equity method from the latter half of fiscal 2005. Prior to the merger, Araco and Takanichi were consolidated subsidiaries of Toyota and included their financial results in Toyota’s consolidated financial statements. Toyota Boshoku is primarily engaged in the development, manufacturing and sales of all automotive interior system and filter parts.

Financial Services Operations

The worldwide automobile financial services industry is highly competitive. The market for automobile financing has grown as more consumers are financing their purchases, primarily in North America and Europe. As competition increases, margins on financing transactions may decrease and market share may also decline as customers obtain financing for Toyota vehicles from alternative sources.

Toyota’s financial services operations mainly include loans and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value added service, therefore Toyota intends to continue to expand its network of finance subsidiaries in order to offer financial services in more countries.

Toyota’s competitors for retail financing and retail leasing include commercial banks, credit unions, and other finance companies. Meanwhile, commercial banks and other captive automobile finance companies also provide competition for Toyota’s wholesale financing activities.

Toyota’s financial assets increased during fiscal 2005 resulting primarily from the continued expansion of its financial services operations in North America.

The following table provides information regarding Toyota’s finance receivables and operating leases as of March 31, 2004 and 2005.

	Yen in millions
	March 31,
	2004	2005
Finance Receivables
Retail	¥3,643,998	¥4,780,250
Finance leases	912,622	758,632
Wholesale and other dealer loans	1,680,907	1,773,440

	6,237,527	7,312,322
Unearned income	(298,153)	(233,417)
Allowance for credit losses	(87,462)	(91,829)

Finance receivables, net	5,851,912	6,987,076
Less – Current portion	(2,622,939)	(3,010,135)

Noncurrent finance receivables, net	¥3,228,973	¥3,976,941

Operating Leases
Vehicles	¥1,387,404	¥1,736,238
Equipment	106,376	92,459

	1,493,780	1,828,697
Less – Accumulated depreciation	(375,861)	(424,609)

Vehicles and equipment on operating leases, net	¥1,117,919	¥1,404,088

Toyota has continued to originate leases to finance new Toyota vehicles. These leasing activities are subject to residual value risk. Residual value risk arises when the lessee of a vehicle does not exercise the option to purchase the vehicle at the end of the lease. The number of vehicles returned at the end of leases has decreased in recent years. Approximately 50% of vehicles leased by Toyota Motor Credit Corporation, Toyota’s financing subsidiary located in the United States, were returned at the end of the applicable lease periods during fiscal 2003 and 2004, compared to a decrease in the return rate to approximately 40% in fiscal 2005 due to a narrowing spread between contractual residual values and end of lease market values. To avoid a loss on a vehicle returned to Toyota at the end of its lease, Toyota must resell or re-lease the vehicle at or above the residual value of the vehicle. If Toyota is unable to recover the residual value of the vehicle, it will incur a loss at the end of the lease, which may offset a portion of the earnings on the lease. To the extent that sales incentives remain an integral part of sales promotions (reducing new vehicle prices and cost of ownership), resale prices of used vehicles and, correspondingly, the fair value of Toyota’s leased vehicles could be subject to downward pressure. During fiscal 2004 and 2005, losses have decreased mainly due to a decrease in the number of vehicles returned. See discussion in the Critical Accounting Estimates section regarding “Investment in Operating Leases” and note 2 to consolidated financial statements regarding the allowance for residual values losses.

Toyota maintains an overall risk management strategy to mitigate its exposure to fluctuations in interest rates and currency exchange rates. Toyota enters into interest rate swap agreements and cross currency interest rate swap agreements to convert its fixed-rate debt to variable-rate functional currency debt. Toyota formally documents relationships between the derivative instrument and the hedged item, as well as its risk-management strategy for undertaking hedge transactions. If Toyota elects fair value hedge accounting, derivative instruments are designated with specific liabilities on Toyota’s consolidated balance sheet, and the fair value quarterly change component of each derivative instrument and hedged item is included in the assessment of hedge effectiveness. Most interest rate swap agreements are executed as an integral part of specific debt transactions, achieving designated hedges. Toyota uses cross currency interest rate swap agreements to entirely hedge exposure to currency exchange rate fluctuations on principal and/or interest payments and to manage its exposure to interest rate fluctuations. Certain derivative instruments are entered into to hedge interest rate risk from an economic perspective and are not designated to specific assets or liabilities on Toyota’s consolidated balance sheet. Accordingly, unrealized gains or losses related to derivatives that are not designated to specific assets and liabilities on Toyota’s consolidated balance sheet are recognized currently. As a result, earnings are impacted by these non-designated derivatives. The impact of recognizing these realized and unrealized gains and losses attributed to non-designated derivatives resulted in a loss, gain and gain to net income for fiscal 2003, 2004 and 2005, respectively. Toyota does not use any derivative instruments for trading purposes. See discussion in the Critical Accounting Estimates section regarding “Derivatives and Other Contracts at Fair Value”, and further discussion in the Market Risk Disclosures section.

In addition, aggregated funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs decreased during fiscal 2004 as a result of lower interest rates primarily in the United States and increased during fiscal 2005 as a result of higher interest rates and an increase in borrowings, primarily in the United States.

Toyota launched its credit card business in Japan at the beginning of fiscal 2002. As of March 31, 2004, Toyota had 4.2 million cardholders, an increase of 0.6 million cardholders compared with March 31, 2003, and as of March 31, 2005, Toyota had 4.7 million cardholders, an increase of 0.5 million cardholders compared with March 31, 2004. Corresponding to the increase in cardholders, the credit card receivables at March 31, 2004 increased by ¥21.8 billion from March 31, 2003 to ¥117.2 billion. The credit card receivables at March 31, 2005 increased by ¥27.0 billion from March 31, 2004 to ¥144.2 billion.

Other Business Operations

Toyota’s other business operations consist of housing including the manufacture and sale of prefabricated homes; information technology related businesses including information technology and telecommunications, intelligent transport systems, GAZOO; marine, biotechnology and afforestation.

Toyota does not expect its other business operations to materially contribute to Toyota’s consolidated results of operations.

Currency Fluctuations

Toyota is sensitive to fluctuations in foreign currency exchange rates. In addition to the Japanese yen, Toyota is principally exposed to fluctuations in the value of the U.S. dollar and the euro, and to a lesser extent the British pound and the Australian dollar. Toyota’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Changes in foreign currency exchange rates may positively or negatively affect Toyota’s revenues, operating costs and expenses, gross margins, operating income, net income and retained earnings.

Translation risk is the risk that Toyota’s consolidated financial statements for a particular period or for a particular date will be affected by changes in the prevailing exchange rates of the currencies in those countries in which Toyota does business compared with the Japanese yen. Even though the fluctuations of currency exchange rates to the Japanese yen can be substantial, and, therefore, significantly impact comparisons with prior periods and amongst the various geographic markets, the translation effect is a reporting consideration and does not reflect Toyota’s underlying results of operations. Toyota does not hedge against translation risk.

Transaction risk is the risk that the currency structure of Toyota’s costs and liabilities will deviate from the currency structure of sales proceeds and assets. Transaction risk relates primarily to sales proceeds from Toyota’s non-domestic operations from vehicles produced in Japan.

Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles. In calendar 2003 and 2004, Toyota produced 60.9% and 62.9% of Toyota’s non-domestic sales outside Japan, respectively. In North America, 61.7% and 63.7% of vehicles sold in calendar 2003 and 2004 were produced locally, respectively. In Europe, 52.6% and 56.7% of vehicles sold in calendar 2003 and 2004 were produced locally, respectively. Localizing production enables Toyota to purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.

Toyota also enters into foreign currency transactions and other hedging instruments to address a portion of its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations, which in some years can be significant. See notes 20 and 21 to the consolidated financial statements for additional information regarding the extent of Toyota’s use of derivative financial instruments to hedge foreign currency exchange rate risks.

Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income. A strengthening of the Japanese yen against other currencies has the opposite effect. The Japanese yen has on average been stronger against the U.S. dollar during fiscal 2004 and 2005. At the end of fiscal 2004 and 2005, the Japanese yen was stronger and weaker, respectively, against the U.S. dollar in comparison to the end of the prior fiscal year. As compared to the euro, the Japanese yen has on average been weaker during fiscal 2004 and 2005. At the end of fiscal 2004 and 2005, the Japanese yen was stronger and weaker, respectively, against the euro compared to the end of the prior fiscal year. See further discussion in the Market Risk Disclosures section regarding “Foreign Currency Exchange Rate Risk”.

During fiscal 2004 and 2005, the average value of the yen fluctuated against the major currencies including the U.S. dollar and euro compared with the average value of the previous fiscal year, respectively, as noted above. The operating results excluding the impact of currency fluctuations described in the “Results of Operations — Fiscal 2005 Compared with Fiscal 2004” and the “Results of Operations — Fiscal 2004 Compared with Fiscal 2003” show results of net revenues obtained by applying the yen’s average exchange rate in the previous fiscal year to the local currency-denominated net revenues for fiscal 2004 and 2005, respectively, as if the value of the yen had remained constant for the comparable periods. Results excluding the impact of currency fluctuations year-on-year are not on the same basis as Toyota’s consolidated financial statements and do not conform with U.S.GAAP. Furthermore, Toyota does not believe that these measures are a substitute for U.S.GAAP measures. However, Toyota believes that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

Segmentation

Toyota’s most significant business segment is its automotive operations. Toyota carries out its automotive operations as a global competitor in the worldwide automotive market. Toyota’s management allocates resources to, and assesses the performance of, its automotive operations as a single business segment on a worldwide basis. Toyota does not manage any subset of its automotive operations, such as domestic or overseas operations or parts, as separate management units.

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

Geographical Breakdown

The following table sets forth Toyota’s net revenues from external customers in each geographical market for the past three fiscal years.

	Yen in millions
	For the years ended March 31,
	2003	2004	2005
Japan	¥6,621,054	¥7,167,704	¥7,408,136
North America	5,929,803	5,910,422	6,187,624
Europe	1,514,683	2,018,969	2,305,450
All Other Markets	1,436,013	2,197,665	2,650,316

Results of Operations — Fiscal 2005 Compared with Fiscal 2004

Net Revenues

Toyota had net revenues for fiscal 2005 of ¥18,551.5 billion, an increase of ¥1,256.8 billion, or 7.3%, compared with the prior year. This increase principally reflects the impact of increased vehicle unit sales, increased parts and service sales and increased financings. These increases were partially offset by the impact of fluctuations in foreign currency translation rates particularly against the U.S. dollar. Eliminating the difference in the yen value used for translation purposes, net revenues would have been approximately ¥18,846.1 billion during fiscal 2005, a 9.0% increase compared with the prior year. Toyota’s net revenues include net revenues from sales of products which increased during fiscal 2005 by 7.3% from the prior year to ¥17,790.8 billion and net revenues from financing operations which increased 6.1% in fiscal 2005 compared with the prior year to ¥760.7 billion. Eliminating the difference in the yen value used for translation purposes, net revenues from sales of products would have been approximately ¥18,062.8 billion, a 9.0% increase, while net revenues from financing operations would have increased approximately 9.3% during fiscal 2005 compared to the prior year to ¥783.3 billion. Geographically, net revenues for fiscal 2005 increased by 3.4% in Japan, 4.7% in North America, 14.2% in Europe and 20.6% in all other markets compared with the prior year. Eliminating the difference in the yen value used for translation purposes, net revenues in fiscal 2005 would have increased by 3.4% in Japan, 10.0% in North America, 12.2% in Europe and 21.5% in all other markets compared with the prior year.

The following is a discussion of net revenues for each of Toyota’s business segments. The net revenue amounts discussed are amounts before the elimination of intersegment revenues.

Automotive Operations Segment

Net revenues from Toyota’s automotive operations, which constitute the largest percentage of Toyota’s net revenues, increased in fiscal 2005 by ¥1,139.7 billion, or 7.1% compared with the prior year to ¥17,113.5 billion. The increase resulted primarily from the approximate ¥1,300.0 billion impact attributed to combined net impact of vehicle unit sales growth and changes in sales mix and the impact of increased parts and service sales. These overall increases were partially offset by unfavorable currency fluctuations totaling ¥270.0 billion. Eliminating the difference in the yen value used for translation purposes, automotive operations net revenues would have been approximately ¥17,383.5 billion in fiscal 2005, an 8.8% increase compared to the prior year. In fiscal 2005, net revenues in Japan were favorably impacted primarily attributed to vehicle unit sales growth in both the domestic and export markets, which was partially offset by changes in sales mix compared to fiscal 2004. Net revenues in North America were favorably impacted by vehicle unit sales growth, but were partially offset by the impact of foreign currency fluctuations during fiscal 2005. Net revenues in Europe were favorably impacted primarily by vehicle unit sales growth and foreign currency translation rates fluctuations during fiscal 2005. Net revenues in all other markets were favorably impacted, primarily attributed to vehicle unit sales growth due to IMV (Innovative International Multi-Purpose Vehicle), which was launched in fiscal 2004.

Financial Services Operations Segment

Net revenues in fiscal 2005 for Toyota’s financial services operations increased by ¥44.3 billion or 6.0% compared to the prior year to ¥781.2 billion. This increase resulted primarily from the impact of a higher volume of financings and the impact of adjustments made by a sales financing subsidiary in the United States for the correction of errors relating to prior periods (see note 24 to the consolidated financial statements), but was partially offset by the impact of unfavorable foreign currency fluctuations during fiscal 2005. Eliminating the difference in the yen value used for translation purposes, financial services operations net revenues would have been approximately ¥803.7 billion during fiscal 2005, a 9.1% increase compared with the prior year.

All Other Operations Segment

Net revenues for Toyota’s other businesses increased by ¥134.1 billion, or 15.0%, to ¥1,030.3 billion during fiscal 2005 compared with the prior year. This increase primarily relates to increased production volume and sales attributed to the housing business.

Operating Costs and Expenses

Operating costs and expenses increased by ¥1,251.5 billion, or 8.0%, to ¥16,879.3 billion during fiscal 2005 compared with the prior year. The increase resulted primarily from the approximate ¥1,100.0 billion impact on costs of products attributed to combined net impact of vehicle unit sales growth and changes in sales mix, a ¥72.9 billion increase in research and development expenses, a ¥59.8 billion decrease in net gain on the transfer to the government of the substitutional portion of certain employee pension funds in Japan, increased expenses in expanding business operations and increased costs related to the corresponding increase in parts and service sales. These increases were partially offset by approximately ¥160.0 billion of cost reduction efforts in fiscal 2005.

In 2001, the Corporate Defined Benefit Pension Plan Law was enacted and allowed a company to transfer the substitutional portion of the obligation to the government. The parent company and certain subsidiaries in Japan applied for an exemption from the payment of benefits related to future employee services with respect to the substitutional portion of their employee pension funds and obtained approval from the Minister of Health, Labor, and Welfare. These companies also applied for approval for the separation of the benefit obligations of the substitutional portion which relates to past employee services. After approval was obtained, the parent company and certain subsidiaries in Japan completed the transfers of the government-specified portion of plan assets relating to the substitutional portion in fiscal 2004. Several additional subsidiaries in Japan also completed the transfers of the government-specified portion of plan assets in fiscal 2005. The gains and losses relating to these transfers were treated in accordance with the Emerging Issues Task Force (“EITF”) No.03-02, Accounting for the transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.

In connection with these transfers, for fiscal 2004 and 2005, settlement losses relating to the transfer of the substitutional portion was ¥213.9 billion and ¥74.3 billion, respectively and is reflected in cost of products sold (¥190.1 billion and ¥65.9 billion, respectively) and selling, general and administrative expenses (¥23.8 billion and ¥8.4 billion, respectively). In addition, the government subsidy representing the difference between the benefit obligations of the substitutional portion and the government-specified portion of plan assets of ¥320.9 billion for fiscal 2004 and ¥121.5 billion for fiscal 2005, respectively, which were both transferred to the government, reduced selling, general and administrative expenses. The net impact of these items was a reduction of operating expenses by ¥47.2 billion during fiscal 2005, which increased by ¥59.8 billion compared to a reduction of operating expenses by ¥107.0 billion during fiscal 2004. See note 19 to the consolidated financial statements.

Continued cost reduction efforts reduced costs and expenses in fiscal 2005 by approximately ¥160.0 billion over what would have otherwise been incurred. These cost reduction efforts relate to ongoing value engineering and value analysis activities, the use of common parts that result in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of products sold increased by ¥993.9 billion, or 7.4%, to ¥14,500.2 billion during fiscal 2005 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥881.6 billion, or 6.8%, for the automotive operations and an increase of ¥112.5 billion, or 14.8%, for the all other operations segment. The increase in cost of products sold for the automotive operations is primarily attributed to the net impact of increased vehicle unit sales and changes in sales mix, the impact of increased parts and service sales, and the impact of the increase in research and development expenses, which were partially offset by the impact of continued cost reduction efforts, the impact of decrease in the settlement losses relating to the transfer to the government of the substitutional portion and the impact of foreign currency fluctuations during fiscal 2005 The increase in cost of products sold for all other operations primarily related to the increase in net revenues.

Cost of financing operations increased by ¥5.7 billion, or 1.6%, to ¥369.8 billion during fiscal 2005 compared with the prior year. The increase resulted primarily from the impact of increased interest expenses caused primarily by higher interest rates and an increase in borrowings attributed to business expansion in the United States, that was partially offset by the impact of an increase in net gains on derivative financial instruments that are not designated as hedges and are marked-to-market at the end of each period.

Selling, general and administrative expenses increased by ¥251.9 billion, or 14.3%, to ¥2,009.2 billion during fiscal 2005 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥324.5 billion, or 21.8%, for the automotive operations, a decrease of ¥20.9 billion, or 9.3%, for the financial services operations and an increase of ¥3.0 billion, or 2.5%, for all other operations segment. The increase for the automotive operations consisted primarily of the impact from the reduction of gains attributed to the transfer of the substitutional portion of certain employee pension funds to the government and the impact of increased expenses in expanding business operations, which were partially offset by the impact of unfavorable currency fluctuations. The decrease for the financial services operations reflects lower provisions for credit losses specifically in North America due to an improvement in the delinquent loan collection rate and the favorable impact of fluctuations in foreign currency translation rates.

Research and development expenses (included in cost of products sales and selling, general and administrative expenses) increased by ¥72.9 billion, or 10.7%, to ¥755.1 billion during fiscal 2005 compared with the prior year. This increase primarily relates to expenditures attributed to the development of environmentally conscious technologies including hybrid and fuel cell battery technology, aggressive developments in advanced technologies relating to collision safety and vehicle stability controls and the impact of expanding new models to promote Toyota’s strength in a competitive global market to further build up competitive strength in future.

Operating Income

Toyota’s operating income increased by ¥5.3 billion, or 0.3%, to ¥1,672.1 billion during fiscal 2005 compared with the prior year. Operating income was favorably affected by the combined net impact of vehicle unit sales growth and changes in sales mix, the impact of increased parts and service sales, continued cost reduction efforts, growth in the financial services operations and improvements in all other operations. These increases were partially offset by a reduction in the net gains on the transfer to the government of the substitutional portion of certain employee pension funds, increases in research and development expenses, the impact of business expansion and the unfavorable impact due to currency fluctuations. As a result, operating income decreased to 9.0% for fiscal 2005 compared to 9.6% in the prior year.

During fiscal 2005, operating income (before the elimination of intersegment profits) by significant geographies resulted in a decreased of ¥120.9 billion, or 10.9%, in Japan, and increases of ¥56.5 billion, or 14.5%, in North America, ¥36.0 billion, or 49.8% in Europe and ¥44.3 billion, or 45.7% in all other markets compared with the prior year. The decrease in Japan relates primarily to the impact of a decrease in the net gains on the transfer to the government of the substitutional portion of certain employee funds, increases in research and development expenses and unfavorable currency fluctuations. The decrease was partially offset by the combined net impact of vehicle unit sales growth in both of the domestic and export markets and changes in sales mix and continued cost reduction efforts. The increase in North America relates primarily to the increase in production volume and vehicle unit sales, the impact of cost reduction efforts in the manufacturing operations, increases in the asset base of the financial services operations, and lower provisions for credit losses and the allowance for residual value losses which were partially offset by an increase in expenses attributed to business expansion in North America and the impact of currency fluctuations. The increase in the European market operating income relates mainly to the impact of cost reduction efforts in the manufacturing operations, an increase in production volume and vehicle unit sales and the favorable impact of currency fluctuations, which were partially offset by increases in expenses attributed to expansion of operations. The increase in all other markets relates primarily to the impact of the increase in production volume and vehicle unit sales mainly attributed to the IMV project.

The following is a discussion of operating income for each of Toyota’s business segments. The operating income amounts discussed are before the elimination of intersegment profits.

Automotive Operations Segment

Operating income from Toyota’s automotive operations decreased by ¥66.5 billion, or 4.4%, to ¥1,452.5 billion during fiscal 2005 compared with the prior year. Operating income was unfavorably affected by the impact of the reduction in net gains attributed to the transfer to the government of the substitutional portion of certain employee pension funds, the increase in research and development expenses, the increase in expenses corresponding to business expansion and currency fluctuations. These decreases were partially offset by the increase in vehicle unit sales, the increase in parts and service sales, and the impact of continued cost reduction efforts.

Financial Services Operations Segment

Operating income from Toyota’s financial services operations increased by ¥54.8 billion, or 37.6%, to ¥200.8 billion during fiscal 2005 compared with the prior year. This increase was primarily due to an increase in the finance receivables asset base, the impact of adjustments made by a sales financing subsidiary for the correction of errors relating to prior periods (see note 24 to the consolidated financial statements), the impact of lower provisions for credit losses and the allowance for residual value losses in the United States. These increases were partially offset by the impact of fluctuations in foreign currency translation rates.

All Other Operations Segment

Operating income from Toyota’s other businesses increased by ¥18.5 billion, or 121.3% to ¥33.7 billion during fiscal 2005. This increase primarily relates to increased production volume and sales attributed to the housing business.

Other Income and Expenses

Interest and dividend income increased by ¥11.9 billion, or 21.4%, to ¥67.5 billion during fiscal 2005 compared with the prior year due to an increase in investment securities in the United States subsidiary.

Interest expense decreased by ¥1.8 billion, or 8.5%, to ¥18.9 billion during fiscal 2005 compared with the prior year due to a decrease in borrowings in the automotive operations segment.

Foreign exchange gains, net decreased by ¥16.7 billion, or 43.9%, to ¥21.4 billion during fiscal 2005 compared with the prior year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated sales translated at prevailing exchange rates and the value of the sales amounts settled during the year, including those settled using forward foreign currency exchange contracts.

Other income, net decreased by ¥13.3 billion, or 51.7%, to ¥12.4 billion during fiscal 2005 due to an increase in donations paid to educational institutions.

Income Taxes

The provision for income taxes decreased ¥23.4 billion in fiscal 2005 compared with the prior year primarily due to the decrease in income before income taxes. In addition, the provision decreased as a result of the reduction in the effective tax rate for fiscal 2005, which decreased to 37.5% from 38.6% for the prior year mainly attributed to the reduction in the statutory tax rate in Japan.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliated Companies

Minority interest in consolidated subsidiaries increased by ¥22.3 billion to ¥64.9 billion during fiscal 2005 compared with the prior year. This increase was mainly due to favorable operating results at consolidated subsidiaries.

Equity in earnings of affiliated companies during fiscal 2005 increased by ¥19.2 billion to ¥139.4 billion compared with the prior year due to an increase in net income attributable to favorable operations at the affiliated companies, which were partially offset by the decrease in the net gain on the transfer to the government of the substitutional portion of an employee pension fund of affiliated companies in Japan.

Net Income

Toyota’s net income increased by ¥9.2 billion, or 0.8%, to ¥1,171.2 billion during fiscal 2005 compared with the prior year.

Other Comprehensive Income and Loss

Other comprehensive income decreased by ¥275.8 billion to ¥123.9 billion for fiscal 2005 compared with the prior year. This change resulted primarily from a decrease in unrealized holding gains on securities during fiscal 2005 of ¥38.4 billion compared with unrealized holding gains of ¥329.7 billion in the prior year reflected by the recovery of the Japanese stock exchange market and the lower gain adjustment in the minimum pension liability component during fiscal 2005 of ¥9.8 billion compared to a ¥273.3 billion gain adjustment in the prior year due to the transfer to the government of the substitutional portion of employee pension funds of primarily the parent company. These declines in the other comprehensive income were partially offset by the foreign currency translation adjustments, which resulted in a ¥75.7 billion of gains in fiscal 2005 compared with losses of ¥203.3 billion in the prior year.

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

Automotive Operations Segment

Net revenues from Toyota’s automotive operations constitute the largest percentage of Toyota’s net revenues and increased by ¥1,662.3 billion, or 11.6%, to ¥15,973.8 billion during fiscal 2004 compared with the prior year. The increase resulted primarily from the approximately ¥1,300.0 billion impact attributed to increased vehicle unit sales, the ¥420.0 billion impact attributed to the consolidation of the results of subsidiaries previously accounted for on the equity basis, as discussed in note 5 to the consolidated financial statements, and increased parts and service sales. These increases were partially offset by the ¥230.0 billion impact of foreign currency translation rates fluctuations. Eliminating the difference in the yen value used for translation purposes, automotive operations revenues would have been approximately ¥16,205.2 billion during fiscal 2004, a 13.2% increase compared to the prior year. Net revenues in Japan were favorably impacted by vehicle unit sales growth in both of the domestic and export markets, that were offset by lower average unit sales prices resulting from the continuing market shift in Japan to lower priced vehicles during fiscal 2004. Net revenues in North America were favorably impacted by vehicle unit sales growth, but were partially offset by the negative impact of foreign currency fluctuations during fiscal 2004. Net revenues in Europe were favorably impacted by combined net impact of vehicle unit sales growth and changes in sales mix, and foreign currency translation rate fluctuations during fiscal 2004. Net revenues in all other markets were favorably impacted by vehicle unit sales growth, but were partially offset by the lower average unit sales price.

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

All Other Operations Segment

Net revenues for Toyota’s other businesses increased by ¥101.0 billion, or 12.7%, to ¥896.2 billion during fiscal 2004 compared with the prior year. This increase resulted primarily from the impact of increased production volume and sales from the housing business.

Operating Costs and Expenses

Operating costs and expenses increased by ¥1,398.0 billion, or 9.8%, to ¥15,627.9 billion during fiscal 2004 compared with the prior year. The increase is comprised of approximately ¥1,000.0 billion, primarily from the impact on cost of products attributed to increased vehicle unit sales, a ¥470.0 billion impact from the consolidation of the results of subsidiaries previously accounted for on the equity basis, a ¥110.0 billion impact of increase in labor costs, and the impact of increased parts and service sales. These increases were partially offset by the approximate ¥230.0 billion impact of cost reduction efforts and a ¥107.0 billion net gain on the transfer of the substitutional portion of certain employee pension funds in Japan.

In 2001, the Corporate Defined Benefit Pension Plan Law was enacted and allowed a company to transfer the substitutional portion of the obligation to the government. The parent company and certain subsidiaries in Japan applied for an exemption from the payment of benefits related to future employee services with respect to the substitutional portion of their employee pension funds and obtained approval from the Minister of Health, Labor, and Welfare. These companies also applied for approval for the separation of the benefit obligations of the substitutional portion which relates to past employee services. After approval was obtained, the parent company and certain subsidiaries completed the transfer of the government-specified portion of plan assets relating to the substitutional portion in fiscal 2004. In accordance with the Emerging Issues Task Force (“EITF”) No. 03-02, Accounting for the transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities, settlement losses relating to the transfer of the substitutional portion was ¥213.9 billion and is reflected in cost of products sold (¥190.1 billion) and selling, general and administrative expenses (¥23.8 billion) for fiscal 2004. In addition, the government subsidy representing the difference between the benefit obligations of the substitutional portion and the government-specified portion of plan assets of ¥320.9 billion transferred to the government reduced selling, general and administrative expenses. The net impact of these items was a reduction of operating expenses by ¥107.0 billion during fiscal 2004. See note 19 to the consolidated financial statements.

Continued cost reduction efforts reduced costs and expenses for fiscal 2004 by approximately ¥230.0 billion over what would have otherwise been incurred. These cost reduction efforts relate to ongoing value engineering and value analysis activities, the use of common parts that results in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of products sold increased by ¥1,592.1 billion, or 13.4%, to ¥13,506.3 billion during fiscal 2004 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥1,485.3 billion, or 12.9%, for the automotive operations and an increase of ¥92.5 billion, or 13.8%, for the all other operations segment. The increase in cost of products sold for the automotive operations is primarily due to the combined net impact of increased vehicle unit sales and changes in sales mix, the consolidation of the results of subsidiaries previously accounted for on the equity basis, the impact of increased parts and service sales, the increase in research and development expenses and settlement loss on transfer of the substitutional portion of the employee pension fund that was partially offset by the impact of continued cost reduction efforts and the impact of foreign currency translation rates fluctuations during fiscal 2004.

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

Selling, general and administrative expenses (after the elimination of intersegment amounts) decreased by ¥134.4 billion, or 7.1%, to ¥1,757.4 billion during fiscal 2004 compared with the prior year. This decrease (before the elimination of intersegment amounts) reflects a decrease of ¥95.0 billion, or 6.0%, for the automotive operations, a decrease of ¥43.7 billion, or 16.3%, for the financial services operations and a decrease of ¥2.3 billion, or 1.9%, for the other operations segment. The decrease for the automotive operations consisted primarily of the impact of continued cost reduction efforts, the impact of fluctuations in foreign currency translation rates and the government subsidy relating to the transfer of the substitutional portion of certain employee pension funds that was partially offset by the impact of increased labor costs arising from the expansion of operations overseas and increases in advertising costs. The decrease for the financial services operations results from lower provisions for credit losses especially in North America due to an improvement in the delinquent loan collection rate and the impact of fluctuations in foreign currency translation rates.

Research and development expenses (included in cost of products sales and selling, general and administrative expenses) increased by ¥13.8 billion, or 2.1%, to ¥682.2 billion during fiscal 2004 compared with the prior year, as a result of the impact of research related to anticipatory, advanced and environmental technologies with a central focus on the development of a fuel cell battery and the impact of expanding new models to promote Toyota’s strength in a competitive global market for the future.

Operating Income

Toyota’s operating income increased by ¥395.2 billion, or 31.1%, to ¥1,666.8 billion during fiscal 2004 compared with the prior year. Operating income was favorably affected primarily by vehicle unit sales growth, the impact of increased parts and service sales, continued cost reduction efforts, net gains on the transfer of the substitutional portion of certain employee pension funds and the consolidation of the results of subsidiaries previously accounted for on the equity basis. These increases were partially offset by increases in labor costs and advertising costs. As a result, operating income as a percentage of revenue increased to 9.6% for fiscal 2005 compared to 8.2% in the prior years.

During fiscal 2004, operating income (before the elimination of intersegment profits) increased by ¥163.8 billion, or 17.4%, in Japan, ¥111.0 billion, or 39.6%, in North America, ¥64.2 billion, or 772.7% in Europe and ¥51.3 billion, or 112.4% in all other markets compared with the prior year. The increase in Japan relates primarily to the impact of increased production volume and vehicle unit sales, continued cost reduction efforts, the impact of the net gains on the transfer of the substitutional portion of certain employee funds and the consolidation of the results of subsidiaries previously accounted for on the equity basis. These increases were partially offset by the impact of fluctuations in foreign currency translation rates against Toyota’s non-domestic sales produced in Japan. The increase in North America relates primarily to the increase in production volume and vehicle unit sales, the impact of cost reduction efforts of manufacturing companies, lower provisions for credit losses and the impact of unrealized gains on interest rate swaps held by sales financing subsidiaries, that were partially offset by the negative impact of the exchange rate of the yen against the U.S. dollar. The increase in the European market relates mainly to the impact of cost reduction efforts of manufacturing companies, an increase in production volume and vehicle unit sales, the impact of changes in sales mix and a favorable exchange rate of the yen against the Euro, that was partially offset by the increase in labor costs due to the expansion of operations. The increase in other markets relates primarily to the impact of the increase in production volume and vehicle unit sales mainly in Asia and a general improvement in other markets.

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

Foreign exchange gain, net increased by ¥2.6 billion, or 7.3%, to ¥38.2 billion during fiscal 2004 compared with the prior year. Foreign exchange gain and loss include the differences between the value of foreign currency denominated sales translated at prevailing exchange rates and the value of the sales amounts settled during the year, including those settled using forward foreign currency exchange contracts.

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

Legislation Regarding End-of-Life Vehicles

In September 2000, the European Union approved a directive that requires member states to promulgate regulations implement the following by April 21, 2002:

•	manufacturers shall bear all or a significant part of the costs for taking back end-of-life vehicles put on the market after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, this requirement will also be applicable to vehicles put on the market before July 1, 2002;

•	manufacturers may not use certain hazardous materials in vehicles sold after July 2003;

•	vehicles type-approved and put on the market from three years after the amendment of the directive on type-approval shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or recoverable to a minimum of 95% by weight per vehicle; and

•	end-of-life vehicles must meet actual re-use of 80% and re-use as material or energy of 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015.

See note 23 to the consolidated financial statements for further discussion.

Recent Accounting Pronouncements in the United States

In November 2004, FASB issued FAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4 (“FAS 151”). FAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “. . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . .”. FAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued FAS No. 123(R), Share-Based Payment (revised 2004) (“FAS 123(R)”). FAS 123(R) is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation (“FAS 123”), supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and its related implementation guidance. FAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. FAS 123(R) also requires a public entity to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value will be recognized as compensation cost over that period. Although Toyota is required to implement the standard as of the beginning of the first interim or annual period that begins after June 15, 2005 under Statement No. 123(R), the Securities and Exchange Commission has amended the compliance date and Toyota is required to adopt the Standard at the beginning of its next fiscal year, instead of the next reporting period, that begins after June 15, 2005. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

In December 2004, FASB issued FAS No. 153, Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29 (“FAS 153”). The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion; however, included certain exceptions to that principle. FAS 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

In March 2005, FASB issued the FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143 (“FIN 47”). This Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires a company to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

In May 2005, FASB issued FAS No. 154, Accounting Changes and Error Corrections — a replacement of APB No. 20 and FAS No. 3 (“FAS 154”). FAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement when the pronouncement does not include specific transition provisions. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of applying FAS 154 will depend on the change, if any, that Toyota may identify and record in future period.

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

Product Warranty

Toyota generally warrants its products against certain manufacturing and other defects. Product warranties are provided for specific periods of time and/or usage of the product and vary depending upon the nature of the product, the geographic location of the sale and other factors. All product warranties are consistent with commercial practices. Toyota provides a provision for estimated product warranty costs as a component of cost of sales at the time the related sale is recognized. The accrued warranty costs represent management’s best estimate at the time of sale of the total costs that Toyota will incur to repair or replace product parts that fail while still under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience as to product failures as well as current information on repair costs. The amount of warranty costs accrued also contains an estimate of warranty claim recoveries to be received from suppliers. The foregoing evaluations are inherently uncertain, as they require material estimates and some products’ warranties extend for several years. Consequently, actual warranty costs will differ from the estimated amounts and could require additional warranty provisions. If these factors require a significant increase in Toyota’s accrued estimated warranty costs, it would negatively affect future operating results of the automotive operations.

Allowance for Doubtful Accounts and Credit Losses

Natures of estimates and assumptions

Sales financing and finance lease receivables consist of retail installment sales contracts secured by passenger cars and commercial vehicles. Collectibility risks include consumer and dealer insolvencies and insufficient collateral values (less costs to sell) to realize the full carrying values of these receivables. As a matter of policy, Toyota maintains an allowance for doubtful accounts and credit losses representing Toyota management’s estimate of the amount of asset impairment in the portfolios of finance, trade and other receivables. Toyota determines the allowance for doubtful accounts and credit losses based on a systematic, ongoing review and evaluation performed as part of the credit-risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors. This evaluation is inherently judgmental and requires material estimates, including the amounts and timing of future cash flows expected to be received, which may be susceptible to significant change. Although management considers the allowance for doubtful accounts and credit losses to be adequate based on information currently available, additional provisions may be necessary due to (i) changes in management estimates and assumptions about asset impairments, (ii) information that indicates changes in expected future cash flows, or (iii) changes in economic and other events and conditions. To the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the collateral value of Toyota’s sales financing and finance lease receivables could experience further downward pressure. If these factors require a significant increase in Toyota’s allowance for doubtful accounts and credit losses, it could negatively affect future operating results of the financial services operations. The level of credit losses, which impacts larger on Toyota’s results of operations, is influenced primarily by two factors, which are frequency of occurrence and loss severity. For evaluation purposes, exposures to credit loss are segmented into the two primary categories of “consumer” and “dealer”. Toyota’s consumer portfolio consists of smaller balance homogenous retail finance receivables and lease earning assets. Dealer portfolio consists of wholesale and other dealer financing. The overall allowance for credit losses is evaluated at least quarterly, considering a variety of assumptions and factors to determine whether reserves are considered adequate to cover probable losses.

Sensitivity analysis

The level of credit losses, which could significantly impact Toyota’s results of operations, is influenced primarily by two factors: frequency of occurrence and loss severity. The overall allowance for credit losses is evaluated at least quarterly, considering a variety of assumptions and factors to determine whether reserves are considered adequate to cover probable losses. The following table illustrates the effect of an assumed change in expected loss severity, which we believe is one of the key critical estimates for determining the allowance for credit losses, assuming all other assumptions are held consistent. The table below represents the impact on the allowance for credit losses in Toyota’s financial services operations as any change impacts most significantly on the financial services operations.

Yen in millions
Effect on the allowance for credit losses as of March 31, 2005
10 percent increase in expected loss severity	¥4,081

Investment in Operating Leases

Natures of estimates and assumptions

Vehicles on operating leases, where Toyota is the lessor, is valued at acquisition cost and depreciated over its estimated useful life using the straight-line method to its estimated residual value. Toyota utilizes industry published information and its own historical experience to determine estimated residual values for these vehicles. Toyota evaluates the recoverability of the carrying values of its leased vehicles for impairment when there are indications of declines in residual values, and if impaired, Toyota recognizes an allowance for its residual values. In addition, to the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the fair value of Toyota’s leased vehicles could be subject to downward pressure. If resale prices of used vehicles decline, future operating results of the financial services operations are likely to be adversely affected by incremental charges to reduce estimated residual values. Throughout the life of the lease, management performs periodic evaluations of estimated end-of-term market values to determine whether estimates used in the determination of the contractual residual value are still considered reasonable. Factors affecting the estimated residual value at lease maturity include, but are not limited to, new vehicle incentive programs, new vehicle pricing, used vehicle supply, projected vehicle return rates, and projected loss severity. The vehicle return rate represents the number of leased vehicles returned at contract maturity and sold by Toyota during the period as a percentage of the number of lease contracts that, as of their origination dates, were scheduled to mature in the same period. A higher rate of vehicle returns exposes Toyota to higher potential losses incurred at lease termination. Loss severity is the extent to which the end-of-term market value of a lease is less than its carrying value at lease end.

Sensitivity analysis

The following table illustrates the effect of an assumed change in the vehicle return rate, which we believe is one of the critical estimates, in determining the allowance for residual value, holding all other assumptions constant. The following table represents the impact on the allowance for residual values in Toyota’s financial services operations as those changes impact most significantly on financing operations.

Yen in millions
Effect on the allowance for residual value as of March 31, 2005
5 percent increase in vehicle return rate	¥1,074

Impairment of Long-Lived Assets

Toyota periodically reviews the carrying value of its long-lived assets held and used and assets to be disposed of, including goodwill and other intangible assets, when events and circumstances warrant such a review. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Management believes that the estimates of future cash flows and fair values are reasonable; however, changes in estimates of such cash flows and fair values would affect the evaluations and negatively affect future operating results of the automotive operations.

Pension Costs and Obligations

Natures of estimates and assumptions

Pension costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, benefits earned, interest costs, expected rate of return on plan assets, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligations in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Toyota’s pension costs and obligations.

Sensitivity analysis

The following table illustrates the effect of assumed changes in discount rates and the expected rate of return on plan assets, which we believe are critical estimates in determining pension costs and obligations, assuming all other assumptions are consistent.

	Yen in millions
	Effect on pre-tax income for the year ending March 31, 2006	Effect on PBO as of March 31, 2005
Discount rates
0.5% decrease	¥(10,496)	¥128,713
0.5% increase	8,814	(110,883)
Expected rate of return on plan assets
0.5% decrease	¥(4,673)
0.5% increase	4,673

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

Marketable securities

Toyota’s accounting policy is to record a write-down of such investments to realizable value when a decline in fair value below the carrying value is other-than-temporary. In determining if a decline in value is other-than-temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota’s ability and intent to retain its investment in the company for a period of time sufficient to allow for any anticipated recovery in market value.

5.B LIQUIDITY AND CAPITAL RESOURCES

Historically, Toyota has funded its capital expenditures and research and development activities primarily through cash generated by operations.

Toyota expects to sufficiently fund its capital expenditures and research and development activities in fiscal 2006 primarily through cash and cash equivalents on hand and increases in cash and cash equivalents from operating activities. See “Information on the Company — Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures for fiscal 2003, 2004 and 2005 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota funds its financing programs for customers and dealers, including loans and leasing programs, from both operating cash flows and borrowings by its finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.

During fiscal 2005, Toyota changed its presentation of cash flows attributed to origination and collection activities of finance receivables relating to the sales of inventory in its consolidated statement of cash flows from investing activities to operating activities. This change in presentation was based on concerns raised by the staff of the Division of the Corporation Finance of the United States Securities and Exchange Commission.

To conform the prior years’ statements of cash flows to the new presentation adopted in fiscal 2005, Toyota reclassified similar amounts reported for these items in fiscal 2003 and 2004.

The following table sets forth a reconciliation of Toyota’s current year presentation of cash flows attributed to finance receivables compared to the presentation of cash flows reported in prior periods.

	Yen in millions
	For the years ended March 31,
	2003	2004
Net cash provided by operating activities — As previously reported	¥2,085,047	¥2,283,023
Amount reclassified from investing activities	(144,959)	(96,289)

Net cash provided by operating activities — After reclassified	¥1,940,088	¥2,186,734

Net cash used in investing activities — As previously reported	¥(2,146,407)	¥(2,312,784)
Amount reclassified to operating activities	144,959	96,289

Net cash used in investing activities — After reclassified	¥(2,001,448)	¥(2,216,495)

Net cash outflows from finance receivables relating to the sale of inventories reported in operating activities in the consolidated statement of cash flows for the year ended March 31, 2005 were ¥55.9 billion. See note 4 and 7 to the consolidated financial statements.

Net cash provided by operating activities was ¥2,370.9 billion for fiscal 2005, compared with ¥2,186.7 billion for the prior year. The increase in net cash provided by operating activities resulted primarily from increased operating cash flows attributed to the growth in business of the financial services operations.

Net cash used in investing activities was ¥3,061.1 billion for fiscal 2005, compared with ¥2,216.4 billion for the prior year. The increase in net cash used in investing activities resulted primarily from the decrease in sales, redemptions and maturities of marketable securities and security investments and an increase in additions of equipment leased to others, which was partially offset by decrease in additions to finance receivables.

Net cash provided by financing activities was ¥419.3 billion for fiscal 2005, compared with ¥242.2 billion for the prior year. The increase in net cash provided by financing activities resulted primarily from an increase in long-term debt and a decrease in purchases of common stock, which was partially offset by increased payments of short-term borrowings.

Total capital expenditures for property, plant and equipment, excluding vehicles and equipment on operating leases, were ¥1,068.2 billion during fiscal 2005, an increase of 13.0% over the ¥945.8 billion in total capital expenditures for the prior year. The increase in capital expenditures resulted primarily from the impact of increased capital expenditures in domestic subsidiaries and overseas capital expenditures for IMV.

Total expenditures for vehicles and equipment on operating leases were ¥854.9 billion during fiscal 2005, an increase of 57.5% over the ¥542.7 billion in expenditures in the prior year. The change resulted primarily from increased operating lease assets in finance subsidiaries in North America and Europe.

Toyota expects investments in property, plant and equipment, excluding vehicles leased to others, to approximate ¥1,250.0 billion during fiscal 2006. Toyota’s expected capital expenditures include approximately ¥770.0 billion in Japan, ¥220.0 billion in North America, ¥110.0 billion in Europe and ¥150.0 billion in all other areas, respectively.

Based on currently available information, Toyota does not expect environmental matters to have a material impact on its financial position, results of operations, liquidity or cash flows during fiscal 2006. However, there exists a substantial amount of uncertainty with respect to Toyota’s obligations under current and future environment regulations as described in “Information on the Company — Business Overview — Governmental Regulations, Environment and Safety Standards”.

Cash and cash equivalents were ¥1,483.7 billion at March 31, 2005. Most of Toyota’s cash and cash equivalents are held in Japanese yen and the U.S. dollars. In addition, time deposits were ¥63.6 billion and marketable securities were ¥543.1 billion at March 31, 2005.

Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, increased during fiscal 2005 by ¥353.8 billion, or 10.2%, to ¥3,810.0 billion.

Trade accounts and notes receivable, net increased during fiscal 2005 by ¥84.7 billion, or 5.5%, to ¥1,616.3 billion, reflecting the impact of increased revenues and the impact of the change in foreign currency translation rates.

Inventories increased during fiscal 2005 by ¥223.4 billion, or 20.6%, to ¥1,306.7 billion, reflecting the impact of increased volumes and the impact of the change in foreign currency translation rates.

Total finance receivables, net increased during fiscal 2005 by ¥1,135.1 billion, or 19.4%, to ¥6,987.0 billion. The change resulted from the increase in retail financings due to the increase in vehicle unit sales, the increase in wholesale and other dealer loans, including real estate loans and working capital financings provided to dealers and a decrease in securitizations of finance receivables in finance subsidiaries in North America. These increases were partially offset by the decrease in finance leases. As of March 31, 2005, finance receivables were geographically distributed as follows: in North America 64.0%, in Japan 15.7%, in Europe 10.3% and in all other markets 10.0%. Toyota maintains programs to sell finance receivables through special purpose entities and obtained proceeds from securitization transactions, net of purchased and retained interests totaling ¥48.9 billion during fiscal 2005.

Marketable securities and other securities investments, including those included in current assets, increased during fiscal 2005 by ¥556.8 billion, or 20.7%, to ¥3,247.2 billion, primarily reflecting the increase of U.S. treasury notes held by a manufacturing subsidiary in North America and Japanese government bonds held by the parent company.

Property, plant and equipment increased during fiscal 2005 by ¥440.9 billion, or 8.2%, reflecting an increase in capital expenditures and the impact of changes in foreign currency translation rates, which was partially offset by the depreciation charges during the year.

Accounts payable increased during fiscal 2005 by ¥147.4 billion, or 8.6%, reflecting the increased product volumes and the impact of changes in foreign currency translation rates.

Accrued expenses increased during fiscal 2005 by ¥156.1 billion, or 13.8%, reflecting the increase in expenses due to the expansion of the business.

Income taxes payable increased during fiscal 2005 by ¥40.3 billion, or 15.9%, principally as a result of the increase in taxable income especially in subsidiaries in North America and Asia.

Toyota’s total borrowings increased during fiscal 2005 by ¥986.1 billion, or 13.0%. Toyota’s short-term borrowings consist of loans with a weighted-average fixed interest rate of 1.58% and commercial paper with a weighted-average fixed interest rate of 2.81%. Short-term borrowings increased during fiscal 2005 by ¥192.8 billion, or 8.8%, to ¥2,381.8 billion. Toyota’s long-term debt consists of unsecured and secured loans, medium-term notes, unsecured notes and long-term capital lease obligations ranging from 0.01% to 27.00%, with maturity dates ranging from 2005 to 2035. Toyota’s long-term debt also consists of notes payable related to securitized finance receivables structured as collateralized borrowings. The current portion of long-term debt increased during fiscal 2005 by ¥25.7 billion, or 2.3%, to ¥1,150.9 billion and the non-current portion increased by ¥767.6 billion, or 18.1%, to ¥5,014.9 billion. The increase in total borrowings reflects the expansion of the financial services operations. At March 31, 2005, approximately 38% of long-term debt was denominated in U.S. dollars, 27% in Japanese yen, 17% in euros and 18% in other currencies. Toyota hedges fixed rate exposure by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.

As of March 31, 2005, Toyota’s total interest bearing debt was 94.5% of total shareholders’ equity, compared to 92.5% as of March 31, 2004.

Toyota’s long-term debt was rated “AAA” by Standard & Poor’s Ratings Group, “Aaa” by Moody’s Investors Services and “AAA” by Rating and Investment Information, Inc. as of March 31, 2005. These ratings represent the highest long-term debt ratings published by each of the respective rating agencies. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

Toyota’s treasury policy is to maintain controls on all exposures, to adhere to stringent counterparty credit standards, and to actively monitor marketplace exposures. Toyota centralized, and is pursuing global efficiency of, its financial services operations through Toyota Financial Services Corporation.

The key element of Toyota’s financial policy is maintaining a strong financial position that will allow Toyota to fund its research and development initiatives, capital expenditures and financing operations on a cost effective basis even if earnings experience short-term fluctuations. Toyota believes that it maintains sufficient liquidity for its present requirements and that by maintaining their high credit ratings, it will continue to be able to access funds from external sources in large amounts and at relatively low costs. Toyota’s ability to maintain its high credit ratings is subject to a number of factors, some of which are not within Toyota’s control. These factors include general economic conditions in Japan and the other major markets in which Toyota does business, as well as Toyota’s successful implementation of its business strategy.

Toyota’s unfunded pension liabilities decreased during fiscal 2005 by ¥325.2 billion, or 38.7% to ¥516.0 billion. The unfunded pension liabilities relate primarily to the parent company and its Japanese subsidiaries. The unfunded amounts will be funded through future cash contributions by Toyota and its employees or in some cases will be funded on the retirement date of each covered employee. The unfunded pension liabilities decreased in fiscal 2005 compared to the prior year due to the transfer to the government of the substitutional portion of certain employee pension funds in some of Toyota’s subsidiaries, cash contributions to the plans and the increase in the market value of assets of the plans. See note 19 to the consolidated financial statements.

5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Toyota’s research and development activities focus on the environment, vehicle safety, information technology and product development.

Toyota’s environmental research and development activities focus on:

•	Developing light weight and more fuel-efficient engines and transmissions. These technologies include the direct injection four-stroke gasoline engine, the nitrous oxide storage reduction catalytic system and the common rail direct injection diesel engine.

•	Developing alternative fuel powering systems for commercial sale. This includes developing hybrid vehicles such as the Prius and fuel-cell vehicles. The next-generation Prius that Toyota introduced in September 2003 features a new hybrid system combining decreased environmental impact with increased power and performance. Toyota also began limited sales of a fuel cell hybrid vehicle in Japan and the United States in December 2002. In June 2005, Toyota’s new fuel cell hybrid passenger vehicle became the first vehicle in Japan to acquire vehicle type certification under the Road Vehicles Act, as amended and enacted on March 31, 2005, by Japan’s Ministry of Land, Infrastructure and Transport (MLIT). Other Toyota efforts in this area include the development of vehicles fueled by compressed natural gas and other alternative fuel vehicles. Toyota has formed a research and development alliance with General Motors Corporation to develop future power systems.

•	Recycling of vehicle parts through the development of recycling technologies. Work in this area includes developing uses for shredder residue, the recycling of nickel-metal hydride batteries and the development of vehicles constructed with a high proportion of recyclable parts.

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

In September 2002, Toyota and Nissan Motor Co. entered into an agreement setting forth the basic terms of technical cooperation and other long-term projects involving hybrid systems between the parties. This agreement, which aims for a long-term business relationship of 10 years or longer, calls for Toyota to supply state-of-the-art hybrid system components to Nissan. In addition, with the aim of promoting technical cooperation, both companies agreed to exchange information on hybrid systems that both Toyota and Nissan are currently developing independently, and to discuss the joint development of related components. In March 2004, Toyota and Ford Motor Company announced that they have entered into licensing agreements for patents related to hybrid systems and emissions purification. Pursuant to the agreements, Toyota will license to Ford Motor Corporation patents related to hybrid system control technology. Further, both companies agreed to a cross-licensing arrangement of emission purification technology patents for lean-burn engines.

Toyota’s research and development expenditures were approximately ¥755 billion in fiscal 2005, ¥682 billion in fiscal 2004 and ¥668 billion in fiscal 2003. Worldwide, approximately 28,000 employees are involved in Toyota’s research and development activities.

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

5.E OFF-BALANCE SHEET ARRANGEMENTS

Securitization Funding

Toyota uses its securitization program as part of its funding for its financial services operations. Toyota believes that the securitizations are an important element of its financial services operations as it provides a cost-effective funding source.

Securitization of receivables allows Toyota to access a highly liquid and efficient capital market while providing Toyota with an alternative source of funding and investor diversification. See note 7 to the consolidated financial statements with respect to the impact on the balance sheet, income statement, and cash flows of these securitizations.

Toyota’s securitization program involves a two-step transaction. Toyota sells discrete pools of retail finance receivables to a wholly-owned, bankruptcy remote special purpose entity (“SPE”), which in turn transfers the receivables to a qualified special purpose entity (“QSPE” or “securitization trust”) in exchange for the proceeds from securities issued by the securitization trust. Once the receivables are transferred to the QSPE, the receivables are no longer assets of Toyota and, therefore, no longer appear in Toyota’s consolidated balance sheet. These securities are secured by collections on the sold receivables and structured into senior and subordinated classes.

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

While Toyota retains subordinated interests, investors in securitizations have no recourse to Toyota, any cash reserve funds, or any amounts available or funded under the revolving liquidity notes discussed below. Toyota does not guarantee any securities issued by the securitization trust. Each SPE has a limited purpose and may only be used to purchase and sell the receivables. The individual securitization trusts have a limited duration and generally terminate when investors holding the asset-backed securities have been paid all amounts owed to them.

The SPE retains an interest in the securitization trust. The retained interest includes subordinated securities issued by the securitization trust and interest-only strips representing the right to receive any excess interest. The retained interests are subordinated and serve as credit enhancements for the more senior securities issued by the securitization trust. The retained interests are held by the SPE as restricted assets and are not available to satisfy any obligations of Toyota. If forecasted future cash flows result in an other-than-temporary decline in the fair value of the retained interests, then an impairment loss is recognized to the extent that the fair value is less than the carrying amount. Such losses would be included in the consolidated statement of income. These retained interests as well as senior securities purchased by Toyota are reflected in the consolidated balance sheet for accounting purposes.

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

Revolving liquidity notes

In certain securitization structures, revolving liquidity notes (“RLN”) are used in lieu of deposits to a cash reserve fund. The securitization trust may draw upon the RLN to cover any shortfall in interest and principal payments to investors. Toyota funds any draws, and the terms of the RLN obligate the securitization trust to repay amounts drawn plus accrued interest. Repayments of principal and interest due under the RLN are subordinated to principal and interest payments on the asset-backed securities and, in some circumstances, to deposits into a reserve account. If collections are insufficient to repay amounts outstanding under a RLN, Toyota will recognize a loss for the outstanding amounts. Toyota must fund the entire amount available under the RLN if Toyota’s short-term unsecured debt rating is downgraded below P-1 or A-1 by Moody’s or S&P, respectively. Management believes the likelihood of Toyota incurring such losses or Toyota’s short-term credit rating being downgraded is remote. There were no outstanding amounts drawn on the RLN’s at March 31, 2004 and 2005. The RLN had no material fair value as of March 31, 2004 and 2005. Toyota has not recognized a liability for the RLN because it does not expect to be required to fund any amounts under the RLN.

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

Lending Commitments

Credit facilities with credit card holders

Toyota’s financial services operation issues credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holders’ requests up to the limits established on an individual holder basis. Although loans made to customers through this facility are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥1,885.8 billion as of March 31, 2005.

Credit facilities with dealers

Toyota’s financial services operation maintains credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota prices the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operation also provides financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota’s outstanding credit facilities with dealers totaled ¥1,169.5 billion as of March 31, 2005.

Guarantees

Toyota enters into certain guarantee contracts with its dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match the maturity of installment payments, and at March 31, 2005 range from one month to 35 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of March 31, 2005 is ¥1,139.6 billion. Liabilities for these guarantees of ¥3.7 billion have been provided as of March 31, 2005. Under these guarantee contracts, Toyota is entitled to recover any amounts paid by it from the customers whose obligations it guaranteed.

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

The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2005:

	Yen in millions
		Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:
Short-term borrowings (note 13)
Loans	¥789,801	¥789,801
Commercial paper	1,592,026	1,592,026
Long-term debt * (note 13)	6,094,565	1,133,876	¥2,486,313	¥1,546,951	¥927,425
Capital lease obligations (note 13)	71,280	17,044	24,988	9,493	19,755
Non-cancelable operating lease obligations (note 22)	43,151	8,649	12,010	7,837	14,655
Commitments for the purchase of property, plant and other assets (note 23)	87,617	80,026	7,591	—	—

Total	¥8,678,440	¥3,621,422	¥2,530,902	¥1,564,281	¥961,835

*	“Long-term debt” represents future principal payments.

Toyota expects to contribute ¥83,862 million to its pension plan in the year ending March 31, 2006.

	Yen in millions
		Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Commercial Commitments:
Maximum potential exposure to guarantees given in the ordinary course of business (note 23)	¥1,139,638	¥372,904	¥515,551	¥196,283	¥54,900

Total Commercial Commitments	¥1,139,638	¥372,904	¥515,551	¥196,283	¥54,900

5.G SAFE HARBOR

All information that is not historical in nature disclosed under “Item 5. Operating and Financial Review and Prospects — Off-Balance Sheet Arrangements” and “— Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement with Respect to Forward-Looking Statements” for additional information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

In June 2003, Toyota implemented a comprehensive reorganization of its senior management structure. As part of this reorganization, Toyota introduced a streamlined board of directors and established the new position of non-board managing officer. At the June 2005 general meeting of shareholders, 26 directors were appointed to serve on the board of directors. Senior Managing Directors not only serve as members of the board to participate in the management of Toyota but also serve as the highest authorities in their respective areas of supervision and oversee the daily operations of specific fields/divisions in conjunction with non-board managing officers. This allows Senior Managing Directors to serve as a conduit between management and daily operations. The 48 non-board managing officers generally have responsibility for Toyota’s daily operations in specific fields/divisions and report to the designated Senior Managing Director, and are appointed for one-year terms. Toyota believes that this new management system has enhanced its global competitiveness by promoting timely, hands-on decision-making for day-to-day operational matters. Toyota has seven corporate auditors, four of whom are outside corporate auditors.

Name	Age	Title	Date First Elected to Board or as Auditor
Hiroshi Okuda	72	Chairman of the Board	July 1982
Fujio Cho	68	Vice Chairman of the Board	September 1988
Katsuhiro Nakagawa	63	Vice Chairman of the Board	June 2001
Katsuaki Watanabe	63	President, Member of the Board	September 1992
Tokuichi Uranishi	63	Executive Vice President, Member of the Board	June 1996
Kazuo Okamoto	61	Executive Vice President, Member of the Board	June 1996
Kyoji Sasazu	61	Executive Vice President, Member of the Board	June 1997
Mitsuo Kinoshita	59	Executive Vice President, Member of the Board	June 1997
Yoshimi Inaba	59	Executive Vice President, Member of the Board	June 1997
Takeshi Uchiyamada	58	Executive Vice President, Member of the Board	June 1998
Masatami Takimoto	59	Executive Vice President, Member of the Board	June 1999
Akio Toyoda	49	Executive Vice President, Member of the Board	June 2000
Tetsuo Hattori	58	Senior Managing Director, Member of the Board	June 1999
Yukitoshi Funo	58	Senior Managing Director, Member of the Board	June 2000
Takeshi Suzuki	57	Senior Managing Director, Member of the Board	June 2000
Atsushi Niimi	57	Senior Managing Director, Member of the Board	June 2000
Hajime Wakayama	59	Senior Managing Director, Member of the Board	June 2001
Hiroshi Takada	58	Senior Managing Director, Member of the Board	June 2001
Teiji Tachibana	58	Senior Managing Director, Member of the Board	June 2001
Shinichi Sasaki	58	Senior Managing Director, Member of the Board	June 2001
Shin Kanada	57	Senior Managing Director, Member of the Board	June 2001
Akira Okabe	57	Senior Managing Director, Member of the Board	June 2001
Yoshio Shirai	57	Senior Managing Director, Member of the Board	June 2001
Yoichiro Ichimaru	56	Senior Managing Director, Member of the Board	June 2001
Shoji Ikawa	55	Senior Managing Director, Member of the Board	June 2001
Shoichiro Toyoda	80	Honorary Chairman, Member of the Board	July 1952
Hideaki Miyahara	62	Corporate Auditor	June 2000
Yoshiro Hayashi	56	Corporate Auditor	June 2003
Chiaki Yamaguchi	55	Corporate Auditor	June 2003
Yasutaka Okamura	76	Corporate Auditor	June 1997
Hiromu Okabe	68	Corporate Auditor	June 2002
Yoichi Kaya	71	Corporate Auditor	June 2003
Tadashi Ishikawa	63	Corporate Auditor	June 2003

The term of each director listed above expires in June 2006.

Biographies

Hiroshi Okuda was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1982 and as has served the Chairman of the Board since 1999. Mr. Okuda served as the President, Member of the Board of Toyota from 1995 to 1999. Mr. Okuda also serves as a Director of KDDI Corporation. Mr. Okuda joined Toyota in 1955.

Fujio Cho was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1988 and has served as the Vice Chairman of the Board since 2005. Mr. Cho served as the President, Member of the Board of Toyota from 1999 to 2005, an Executive Vice President, Member of the Board from 1998 to 1999, and as the President of Toyota Motor Manufacturing, U.S.A., Inc. from 1988 to 1994. Mr. Cho also serves as a Director of Aioi Insurance Co., Ltd and as a Director of Central Japan Railway Company. Mr. Cho joined Toyota in 1960.

Katsuhiro Nakagawa was appointed as a Managing Director, Member of the Board of Toyota Motor Corporation in 2001 and has served as the Vice Chairman of the Board since 2004. Mr. Nakagawa served as an Executive Vice President, Member of the Board between 2003 and 2004. Mr. Nakagawa served as the Executive Advisor of The Tokio Marine and Fire Insurance Co., Ltd. between 1998 and 2001. Mr. Nakagawa was the Vice Minister for International Affairs at the former Japanese Ministry of International Trade and Industry before joining The Tokio Marine and Fire Insurance Co., Ltd. Mr. Nakagawa joined Toyota in 2001.

Katsuaki Watanabe was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1992 and has served as the President, Member of the Board since 2005. Mr. Watanabe also serves as a Director of Mitsubishi Securities Co., Ltd. Mr. Watanabe joined Toyota in 1964.

Tokuichi Uranishi was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1996 and has served as an Executive Vice President, Member of the Board since 2005. Mr. Uranishi has also served as the President of Toyota Motor Europe since 2004. Mr. Uranishi joined Toyota in 1966.

Kazuo Okamoto was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1996 and has served as an Executive Vice President, Member of the Board since 2005. Mr. Okamoto also serves as a Director of Toyota Boshoku Corporation. Mr. Okamoto joined Toyota in 1967.

Kyoji Sasazu was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1997 and has served as an Executive Vice President, Member of the Board since 2005. Mr. Sasazu joined Toyota in 1967.

Mitsuo Kinoshita was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1997 and has served as an Executive Vice President, Member of the Board since 2005. Mr. Kinoshita also serves as a Vice Chairman of Gamagori Marine Development Co., Ltd. Mr. Kinoshita joined Toyota in 1968.

Yoshimi Inaba was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1997 and has served as an Executive Vice President, Member of the Board since 2005. Mr. Inaba served as the President of Toyota Motor Sales, U.S.A., Inc. between 1999 and 2003. Mr. Inaba joined Toyota in 1968.

Takeshi Uchiyamada was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1998 and has served as an Executive Vice President, Member of the Board since 2005. Mr. Uchiyamada also serves as a Director of Koyo Seiko Co., Ltd. Mr. Uchiyamada joined Toyota in 1969.

Masatami Takimoto was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1999 and has served as an Executive Vice President, Member of the Board since 2005. Mr. Takimoto joined Toyota in 1970.

Akio Toyoda was appointed as a Director, Member of the Board of Toyota Motor Corporation in 2000 and has served as an Executive Vice President, Member of the Board since 2005. Mr. Toyoda also serves as the Chairman of Toyota FAW (Tianjin) Dies Co., Ltd and as a Director of New United Motor Manufacturing, Inc. Mr. Toyoda joined Toyota in 1984.

Tetsuo Hattori has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2004. Mr. Hattori has also served as the Chief Vehicle Engineering Officer of Toyota since 2004 and as the Chief Quality Officer since 2005. Mr. Hattori served as a Director, Member of the Board from 1999 to 2003 and as a Managing Officer from 2003 to 2004. Mr. Hattori joined Toyota in 1971.

Yukitoshi Funo has served as a Senior Managing Director, Member of the Board since 2005. Mr. Funo has also served as the Chief Americas Operations Officer since 2005 and as the President of Toyota Motor Sales, U.S.A., Inc. since 2003. Mr. Funo served as a Director, Member of the Board from 2000 to 2003, as a Managing Officer from 2003 to 2004 and as a Director from 2004 to 2005. Mr. Funo joined Toyota in 1970.

Takeshi Suzuki has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2004. Mr. Suzuki has also served as the Chief Finance and Accounting Officer since 2004 and as the Chief Information Systems Officer since 2005. Mr. Suzuki served as a Director, Member of the Board from 2000 to 2003 and as a Managing Officer from 2003 to 2004. Mr. Suzuki joined Toyota in 1970.

Atsushi Niimi has served as a Senior Managing Director, Member of the Board since 2005. Mr. Niimi has served as the Chief Production Control & Logistics Officer and as the Chief Manufacturing Officer since 2005. Mr. Niimi has also served as the President of Toyota Motor Manufacturing North America, Inc. since 2002. Mr. Niimi served as a Director, Member of the Board from 2000 to 2003, as a Managing Officer from 2003 to 2004 and as a Director from 2004 to 2005. Mr. Niimi joined Toyota in 1971.

Hajime Wakayama has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Wakayama has also served as the Chief Business Development Officer and as the Chief Purchasing Officer since 2005. Mr. Wakayama served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Wakayama joined Toyota in 1969.

Hiroshi Takada has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Takada has also served as the Chief Overseas Planning Officer since 2005. Mr. Takada served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Takada joined Toyota in 1969.

Teiji Tachibana has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Tachibana has also served as the Chief General Administration & Human Resources Officer and as the Chief Housing (Housing Company) Officer since 2005. Mr. Tachibana served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Tachibana joined Toyota in 1969.

Shinichi Sasaki has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Sasaki served as a Director, Member of the Board from 2000 to 2003 and as a Managing Officer from 2003 to 2004. Mr. Sasaki has also served as the President of Toyota Motor Engineering & Manufacturing Europe S.A./N.V. Mr. Sasaki joined Toyota in 1970.

Shin Kanada has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Kanada has also served as the Chief Government & Public Affairs Officer since 2005. Mr. Kanada served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Kanada joined Toyota in 1970.

Akira Okabe has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Okabe has also served as the Chief Asia, Oceania & Middle East Operations Officer since 2005. Mr. Okabe served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Okabe joined Toyota in 1971.

Yoshio Shirai has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Shirai has also served as the Chief Technical Administration Officer and as the Chief Product Development Officer since 2005. Mr. Shirai served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Shirai joined Toyota in 1973.

Yoichiro Ichimaru has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Ichimaru has also served as the Chief Domestic Sales Operations Officer and as the Chief Customer Service Operations Officer since 2005. Mr. Ichimaru served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Ichimaru joined Toyota in 1971.

Shoji Ikawa has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Suzuki has also served as the Chief Production Engineering Officer since 2005. Mr. Ikawa served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Ikawa joined Toyota in 1975.

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

Yasutaka Okamura has served as a Corporate Auditor of Toyota Motor Corporation since 1997. Mr. Okamura is the President of International Civil and Commercial Law Centre Foundation. Mr. Okamura has been registered as a practicing lawyer since 1994.

Hiromu Okabe has served as a Corporate Auditor of Toyota Motor Corporation since 2002. Mr. Okabe is the Chairman of the Board of Denso Corporation.

Yoichi Kaya has served as a Corporate Auditor of Toyota Motor Corporation since 2003. Mr. Kaya is the Assistant Director of the Research Institute of Innovative Technology for the Earth.

Tadashi Ishikawa has served as a Corporate Auditor of Toyota Motor Corporation since 2003. Mr. Ishikawa is the Chairman of Toyota Industries Corporation.

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

6.B COMPENSATION OF DIRECTORS AND CORPORATE AUDITORS

The aggregate amount of remuneration, including bonuses but excluding stock options, paid to all directors and corporate auditors as a group by Toyota for services in all capacities during fiscal 2005 was approximately ¥1,997 million. Directors and corporate auditors of Toyota Motor Corporation receive year-end bonuses, the aggregate amount of which is approved at Toyota Motor Corporation’s annual general meeting of shareholders and is based on Toyota Motor Corporation’s financial performance for the fiscal year. The amounts of the bonuses paid to individual directors and corporate auditors are then determined at a meeting of Toyota Motor Corporation’s board of directors and the meeting of corporate auditors.

Toyota Motor Corporation also granted to its directors 4,600 stock acquisition rights to purchase up to 460,000 shares of common stock during fiscal 2005 under its stock option plan. For a detailed description of the stock options and the stock option plan, see “— Share Ownership”.

In accordance with customary Japanese business practice, when a director or corporate auditor of Toyota Motor Corporation retires, a proposal to pay a lump sum retirement allowance is submitted to a general meeting of shareholders for approval. The amount of the retirement allowance for a director or corporate auditor generally reflects one’s position at the time of retirement, the length of one’s service as a director or corporate auditor and one’s contribution to Toyota Motor Corporation’s performance. No reserves are accumulated for payment of these allowances.

During fiscal 2005, Toyota paid retirement allowances aggregating approximately ¥1,049 million to retiring directors and corporate auditors.

6.C BOARD PRACTICES

Toyota’s articles of incorporation provide for a board of directors of not more than 30 members and for not more than seven corporate auditors. Shareholders elect the directors and corporate auditors at general meetings of shareholders. The normal term of office of a director is one year and of a corporate auditor is four years. Directors and corporate auditors may serve any number of consecutive terms.

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

Significant Differences in Corporate Governance Practices between Toyota and U.S. Companies Listed on the NYSE

Pursuant to home country practices exemptions granted by the New York Stock Exchange (the “NYSE”), Toyota is permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of NYSE’s listing standards. The Securities and Exchange Commission (the “SEC”) approved changes to the NYSE’s listing standards related to corporate governance practices of listed companies (the “NYSE Corporate Governance Rules”) in November 2003, as further amended in November 2004. Toyota is exempt from the approved changes, except for requirements that (a) Toyota’s board of corporate auditors satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (b) Toyota must disclose significant differences in its corporate governance practices as compared to those followed by domestic companies under the NYSE listing standards, (c) Toyota’s principal executive officer must notify the NYSE of material non-compliance with (a) and (b), and (d) Toyota must submit annual and interim written affirmations to the NYSE. Toyota’s corporate governance practices and those followed by domestic companies under the NYSE Corporate Governance Rules have the following significant differences:

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

Pursuant to the requirements of the Code and the Special Exception Law, Toyota elects its corporate auditors through a resolution adopted at a general meeting of shareholders. Toyota currently has seven corporate auditors, which exceeds the minimum number of corporate auditors required pursuant to the Code and the Special Exception Law.

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

Toyota currently has four outside corporate auditors under the Special Exception Law. Under the Special Exception Law, at least one of the corporate auditors of Toyota must be an “outside” corporate auditor, which is such person who was not a director, executive officer, manager, or employee of Toyota or its subsidiaries during the five-year period prior to such corporate auditor’s election. Such qualifications for an “outside” corporate auditor are different from the audit committee independence requirement under the NYSE Corporate Governance Rules.

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

6.D EMPLOYEES

The total number of Toyota employees, on a consolidated basis, as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau was 265,753 at March 31, 2005, 264,410 at March 31, 2004 and 264,096 at March 31, 2003. The following tables set forth a breakdown of persons employed by business segment and by geographic location at March 31, 2005.

Segment	Number of Employees	Location	Number of Employees
Automotive	231,914	Japan	171,087
Financial services	6,843	North America	31,543
All other	21,845	Europe	18,554
Unallocated	5,151	Other foreign countries	44,569

Total company	265,753	Total company	265,753

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

In Japan, basic wages and other working conditions are negotiated annually. In addition, in accordance with Japanese national custom, each employee is also paid a semiannual bonus. Bonuses are negotiated at the time of wage negotiations and are based on Toyota’s financial results, prospects and other factors. The average wage increases per employee, excluding bonuses, in Japan have been approximately 1.9% per year for the past five fiscal years.

In general, Toyota considers its labor relations with all of its workers to be good. However, Toyota is currently a party to, and otherwise from time to time experiences, labor disputes in some of the countries in which it operates. Toyota does not expect any disputes to which it is currently a party to materially affect Toyota’s consolidated financial position.

Toyota’s average number of temporary employees on a consolidated basis was 59,481 during fiscal 2005.

6.E SHARE OWNERSHIP

The following table sets forth information with respect to the number of shares of Toyota’s common stock held by each director and corporate auditor as of June 2005.

Name	Number of Shares
Hiroshi Okuda	64,963
Fujio Cho	29,105
Katsuhiro Nakagawa	18,000
Katsuaki Watanabe	12,171
Tokuichi Uranishi	19,333
Kazuo Okamoto	13,264
Kyoji Sasazu	14,092
Mitsuo Kinoshita	15,070
Yoshimi Inaba	15,000
Takeshi Uchiyamada	20,464
Masatami Takimoto	14,100
Akio Toyoda	2,533,891
Tetsuo Hattori	5,526
Yukitoshi Funo	5,248
Takeshi Suzuki	7,076
Atsushi Niimi	7,038
Hajime Wakayama	8,635
Hiroshi Takada	9,050
Teiji Tachibana	10,200
Shinichi Sasaki	8,010
Shin Kanada	9,578
Akira Okabe	12,000
Yoshio Shirai	11,000
Yoichiro Ichimaru	9,568
Shoji Ikawa	16,236
Shoichiro Toyoda	13,140,193
Hideaki Miyahara	19,600
Yoshiro Hayashi	5,000
Chiaki Yamaguchi	5,000
Yasutaka Okamura	—
Hiromu Okabe	—
Yoichi Kaya	—
Tadashi Ishikawa	3,000
Total	16,061,411

Each of the persons listed above owns less than one percent of the issued and outstanding shares of common stock of Toyota. The shares listed above do not include options that are exercisable for shares of Toyota’s common stock. For a description of these options, see “— Stock Options” below.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

Stock Options

Toyota has enacted stock option plans in each of the past five years. The plans for which stock options or stock acquisition rights are currently exercisable or will become exercisable in the future were approved by Toyota’s shareholders in June of 2001, 2002, 2003, 2004 and 2005. Under the plan enacted in 2001, Toyota issued options to purchase up to 1,361,000 shares of common stock to its directors and 408 other employees that held the two highest ranks at Toyota at the time the plan was approved. Under the plan enacted in 2002, Toyota issued stock acquisition rights, which are rights introduced as of April 2002 pursuant to the amendment to the Commercial Code, to purchase up to 1,876,000 shares of common stock to its directors and 496 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2003 plan, Toyota issued stock acquisition rights to purchase up to 1,958,000 shares of common stock to its directors and 565 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2004 plan, Toyota issued stock acquisition rights to purchase up to 2,021,000 shares of common stock to its directors and 582 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2005 plan, Toyota is authorized to issue stock acquisition rights to purchase up to 2,104,000 shares of common stock to its directors and 596 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate.

Pursuant to the provisions of each plan enacted prior to 2002, options may be exercised during a two-year period that starts two years from the date first granted at an exercise price of 1.025 times the closing price of Toyota’s common stock on the Tokyo Stock Exchange on the date of grant. Each plan provides that each director will be granted no more than 15,000 and no less than 5,000 options and the year 2001 plan provides that each eligible employee will be granted 2,000 options. Each option represents one share of common stock of Toyota. Pursuant to the provisions of the 2002, 2003, 2004 and 2005 plans, stock acquisition rights may be exercised during a four-year period that starts two years from the date first granted at an exercise price of 1.025 times the closing price of Toyota’s common stock on the Tokyo Stock Exchange on the date of grant. The 2002 plan provides that each director will be granted no more than 200 and no less than 100 stock acquisition rights, and each eligible officer or employee will be granted no more than 100 and no less than 20 stock acquisition rights. Each of the 2003, 2004 and 2005 plan provides that each director will be granted no more than 200 and no less than 150 stock acquisition rights, and each eligible officer or employee will be granted no more than 100 and no less than 20 stock acquisition rights. For each of the 2002, 2003, 2004 and 2005 plan, one hundred shares will be issued or delivered upon the exercise of each stock acquisition right. The options are granted as of August 1 of each year for each plan, except for the 2004 plan, which options were granted as of August 2, 2004.

Each plan further provides that an option holder who retires while one’s options are still exercisable retains the right to exercise one’s options until the earlier of: (i) six months after one’s retirement, or (ii) four years (six years under the 2002 plan) after the date the options were first granted. Under the 2003, 2004 and 2005 plan, an option holder who retires while one’s options are still exercisable retains the right to exercise his shares until six years after the date the options were first granted. An option holder’s right to purchase common stock under each plan lapses automatically upon one’s death.

During 2001, Toyota adopted an incentive plan with terms similar to its stock option plans described above. Under the plan, 58 directors, officers and employees of Toyota subsidiaries and one Toyota affiliate, each located outside Japan, are eligible to receive 2,000 options.

The following table summarizes information for options and the incentive plan outstanding and exercisable at March 31, 2005:

	Outstanding				Exercisable
Exercise Price range	Number of shares	Weighted- average exercise price	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price	Weighted- average exercise price
(Yen)		(Yen)	(Dollars)	(Years)		(Yen)	(Dollars)
¥2,958 – 4,000	2,538,900	¥3,067	$29	4.02	785,900	¥2,958	$28
¥4,001 – 4,541	2,961,400	¥4,432	$41	3.72	954,400	¥4,203	$39

Toyota also has an employee stock ownership association in Japan for employees and full time and part time company advisors. Members of the employee stock ownership association set aside certain amounts from their monthly salary and bonuses to purchase Toyota’s common stock through the employee stock ownership association. As of March 31, 2005, the employee stock ownership association held 13,678,957 shares of Toyota’s common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

As of March 31, 2005, 3,268,078,939 shares (excluding treasury shares) of Toyota’s common stock were outstanding. Beneficial ownership of Toyota’s common stock in the table below was prepared from publicly available records of the filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Securities and Exchange Law of Japan.

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

Based on information made publicly available on or after January 1, 2002, the following table describes transactions resulting in a 1% or greater change in the percentage ownership held by major beneficial owners of Toyota’s common stock.

Name of Shareholder	Date of Transaction	Shares Owned Prior to Transaction	Percentage of Shares Issued	Number of Shares Changed	Shares Owned After the Transaction	Percentage of Shares Issued
UFJ Bank Limited* and its joint holders	January 31, 2002	332,317,558	9.10	(38,857,900)	293,459,658	8.04
Sumitomo Mitsui Banking Corporation and its joint holder	October 31, 2002	186,315,239	5.06	(67,881,090)	118,434,149	3.28
UFJ Bank Limited and its joint holders	April 30, 2003	255,060,258	7.07	(37,924,800)	217,135,458	6.01

*	The shares owned by UFJ Bank Limited and its joint holders have decreased from 180,931,065 shares (5.01%) to 167,075,565 shares (4.63%) as of July 31, 2004, and as a result UFJ Bank Limited is no longer classified under the major beneficial shareholders.

According to The Bank of New York, depositary for Toyota’s ADSs, as of March 31, 2005, 70,203,808 shares of Toyota’s common stock were held in the form of ADRs and there were 1,798 ADR holders of record in the United States. According to Toyota’s register of shareholders, as of March 31, 2005, there were 352,029 holders of common stock of record worldwide. As of March 31, 2005, there were 291 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 10.0% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

To the extent known to Toyota, Toyota is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

Toyota knows of no arrangements the operation of which may at a later time result in a change of control.

7.B RELATED PARTY TRANSACTIONS

Business Relationships

Toyota purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s equity-method affiliates and those firms with which certain members of Toyota’s board of directors are affiliated. Toyota purchased materials, supplies and services from these affiliated entities in the amount of ¥2,923.3 billion in fiscal 2005. Toyota also sells its products and services to Toyota’s equity-method affiliates and firms with which certain members of Toyota’s board of directors are affiliated. Toyota sold products and services to these affiliated entities in the amount of ¥1,150.5 billion in fiscal 2005. Toyota believes all of these purchase and sale transactions were arm’s-length transactions. See note 12 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with affiliated companies.

Loans

Toyota regularly has trade accounts and other receivables payable by, and accounts payable to, Toyota’s equity-method affiliates and firms with which certain members of Toyota’s board of directors are affiliated. Toyota had outstanding trade accounts and other receivables payable by these affiliated entities in the amount of ¥179.5 billion as of March 31, 2005. Toyota had accounts payable to these affiliated entities in the amount of ¥463.9 billion as of March 31, 2005.

Toyota held convertible debt securities issued by an equity-method affiliate in the amount of ¥11.1 billion at fair value as of March 31, 2005. The debt securities have interest rate of 1.05%. The maturity of these debt securities is one year.

Toyota, from time to time, provides short- to medium-term loans to its affiliates, as well as loans under a loan program established by certain subsidiaries to assist their executives and directors with the purchase of homes. As of March 31, 2005, an aggregate amount of ¥8.1 billion in loans was outstanding to its equity-method affiliates. As of March 31, 2005, an aggregate amount of ¥46.6 billion in loans was outstanding to those of its affiliates not accounted for under the equity method, which are 20% to 50% owned by Toyota. As of March 31, 2005, the largest loan outstanding to any such equity-method affiliate was a loan of ¥3.8 billion at a variable rate. Toyota believes that each of these loans was entered into in the ordinary course of business.

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

ITEM 9. THE OFFER AND LISTING

9.A LISTING DETAILS

The following table sets forth for the periods shown the reported high and low sales prices of the common stock on the Tokyo Stock Exchange and the ADSs on the New York Stock Exchange.

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share		Price per ADS
	High	Low	High	Low
Fiscal Year Ending March 31,
2001	¥5,800	¥3,370	$108.25	$58.20
2002	4,450	2,665	71.50	46.60
2003	3,790	2,625	57.45	44.40
2004	3,990	2,455	75.88	41.17
2005	4,520	3,730	82.94	65.65

Financial Quarter Ending
June 30, 2003	3,180	2,455	53.75	41.17
September 30, 2003	3,920	2,975	67.52	49.65
December 31, 2003	3,720	3,130	69.75	57.75
March 31, 2004	3,990	3,390	75.88	64.52
June 30, 2004	4,440	3,730	81.95	65.65
September 30, 2004	4,520	4,030	82.94	73.30
December 31, 2004	4,320	3,780	81.87	73.42
March 31, 2005	4,220	3,940	82.27	73.93

Month Ending
December 31, 2004	4,170	3,780	81.87	73.42
January 31, 2005	4,220	3,960	82.27	77.05
February 28, 2005	4,200	3,990	80.40	76.82
March 31, 2005	4,150	3,940	79.50	73.93
April 30, 2005	4,150	3,790	76.81	71.54
May 31, 2005	3,950	3,790	75.25	71.00

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

10.B MEMORANDUM AND ARTICLES OF ASSOCIATION

Except as otherwise stated, set forth below is information relating to Toyota’s common stock, including brief summaries of the relevant provisions of Toyota’s articles of incorporation and share handling regulations, as currently in effect, and of the Commercial Code of Japan and related legislation.

A bill to modernize and make overall amendments to the Commercial Code by replacing the current provisions with regard to corporations with the new company law (the “New Company Law”) was submitted to the Diet on March 22, 2005. Once enacted, the proposed New Company Law will come into effect within one year and half after its promulgation, and currently, it is expected that it will take effect in April 2006. The proposed legislation is subject to discussion, revision and approval by the Diet.

General

Toyota’s authorized share capital as of March 31, 2004 is 9,740,185,400 shares, of which 3,609,997,492 shares were issued. Under the Commercial Code, shares must be registered and are transferable generally by delivery of share certificates. In order to assert shareholders’ rights against Toyota, a shareholder must have its name and address registered on Toyota’s register of shareholders, in accordance with Toyota’s share handling regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights.

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

A new law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within five years of the date of the promulgation. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of Common Stock of Toyota, will be subject to the new central clearing system. On the same day, all existing share certificates will become null and void and the companies are not required to withdraw those share certificates from shareholders. The transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

Objects and Purposes

Article 2 of Toyota’s articles of incorporation states that its purpose is to engage in the following businesses:

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

Dividends

Dividends — General

Under its articles of incorporation, Toyota’s financial accounts will be closed on March 31 of each year and cash dividends, if any, will be paid to shareholders, beneficial shareholders, and pledgees of record as of that date.

Under the New Company Law, subject to certain limitation on the distributable surplus, dividends, if any, may be paid to shareholders, beneficial shareholders, and pledgees of record as of a record date as set forth by Toyota’s articles of incorporation or as determined by the board of directors from time to time. Dividends shall be paid by way of distribution of surplus. Dividends may be distributed in cash, or in kind subject to certain conditions being met. Toyota may make distribution of dividends by a resolution of a general meeting of shareholders. However, Toyota may generally determine such matters by a resolution of the board of directors under certain conditions such as that Toyota’s articles of incorporation so provide.

Dividends — Interim cash dividends

In addition to year-end cash dividends, the board of directors may by resolution declare an interim cash dividend to shareholders, beneficial shareholders, and pledgees of record as of September 30 of each year.

Under the New Company Law, notwithstanding the necessity of obtaining approval of general meeting of shareholders in general under the New Company Law as described above, Toyota is allowed to make payment of interim dividends during a fiscal year by way of distribution of surplus by resolution of the board of directors; provided, however, that such payment of interim dividends shall be limited to cash dividends and also limited to once per any fiscal year.

Dividends — Distributable amount

Under the Commercial Code, however, Toyota cannot declare or pay dividends unless specified financial criteria are met based on the amount of its stated capital, additional paid-in capital and legal reserves.

Under the New Company Law, Toyota is permitted to make distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the Distributable Amount provided for by the New Company Law and the ordinance of the Ministry of Justice as at the effective date of such distribution of surplus.

The amount of surplus at any given time shall be the amount of Toyota’s assets and the book value of Toyota’s treasury stock after subtracting and adding the amounts of the items provided for by the New Company Law and the ordinance of the Ministry of Justice.

Dividends — Ex-dividend date and prescription

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

Under the Commercial Code, Toyota may at any time transfer the whole or any part of its additional paid-in capital and legal reserve to stated capital by resolution of the board of directors. However, under the New Company Law, resolution of general meetings of shareholders is required for such transfer of the additional paid-in capital and legal reserve to the stated capital.

Toyota may also reduce the sum of its legal reserve and additional paid-in capital to one-quarter or more of its stated capital by resolution of a general meeting of shareholders. Under the New Company Law, Toyota may reduce the sum of its legal reserve and additional paid-in capital without the limitation of the amount to be reduced as mentioned above.

The whole or any part of retained earnings which may be distributed as year-end dividends may also be transferred to stated capital by resolution of an ordinary general meeting of shareholders. Under the New Company Law, not only ordinary general meetings of shareholders but also extraordinary general meetings of shareholders will be able to approve such transfer of retained earnings to stated capital,

Stock Splits

Toyota may at any time split the outstanding shares into a greater number of shares by resolution of the board of directors. Toyota must give public notice of the stock split, specifying a record date for the stock split, not less than two weeks prior to the record date. In addition, promptly after the stock split takes effect, Toyota must give notice to each shareholder specifying the number of shares to which the shareholder is entitled by virtue of the stock split. After the New Company Law becomes effective, no such notice to each shareholder is required.

Consolidation of Shares

Toyota may at any time consolidate shares in issue into a smaller number of shares by a special shareholders resolution (as defined in “Voting Rights”). When a consolidation of shares is to be made, Toyota must give public notice and notice to each shareholder that, within a period of not less than one month specified in the notice, share certificates must be submitted to Toyota for exchange. Toyota must disclose the reason for the consolidation of shares at the general meeting of shareholders.

Japanese Unit Share System

General. Consistent with the requirements of the Commercial Code (or when the New Company Law becomes effective, the New Company Law), Toyota’s articles of incorporation provide that 100 shares constitute one “unit”. Although the number of shares constituting a unit is included in the articles of incorporation, any amendment to the articles of incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by resolution of the board of directors rather than by a special shareholders resolution, which is otherwise required for amending the articles of incorporation. The number of shares constituting one unit, however, cannot exceed the lesser of 1,000 shares and one-two hundredths (1/200) of the number of all issued shares.

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

Voting Rights

Toyota holds its ordinary general meeting of shareholders in June of each year in or near Toyota City or in Nagoya City, Japan. In addition, Toyota may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Commercial Code (or when the New Company Law becomes effective, the New Company Law), notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with Toyota’s share handling regulations, at least two weeks prior to the date of the meeting.

A holder of shares constituting one or more whole units is generally entitled to one vote per unit of shares subject to the limitations on voting rights set forth in this paragraph. In general, under the Commercial Code (or when the New Company Law becomes effective, the New Company Law), a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code (or when the New Company Law becomes effective, the New Company Law) and Toyota’s articles of incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of the total number of outstanding shares having voting rights. Toyota’s shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose outstanding shares are in turn more than one-quarter directly or indirectly owned by Toyota (or when the New Company Law becomes effective, management of which is being controlled in substance by Toyota as provided for by an ordinance of the ministry of Justice) does not have voting rights.

Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights.

The Commercial Code (or when the New Company Law becomes effective, the New Company Law) provides that a quorum of at least one-third of outstanding shares (or, when the New Company Law becomes effective and in the event that Toyota’s articles of incorporations provide for a percentage more than one-third, such percentage) with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

(1)	amendment of the articles of incorporation;

(2)	acquisition of its own shares from a specific party;

(3)	consolidation of shares;

(4)	any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(5)	the removal of a director (when the New Company Law becomes effective, the removal of a director who was elected by cumulative voting) or a corporate auditor;

(6)	the exemption of liability of a director or corporate auditor with certain exceptions;

(7)	a reduction of stated capital (when the New Company Law becomes effective, with certain exceptions in which a shareholders’ resolution is not required);

(8)	(when the New Company Law becomes effective) a distribution of in-kind dividends which meets certain requirements;

(9)	dissolution, merger, or consolidation with certain exceptions in which a shareholders’ resolution is not required;

(10)	the transfer of the whole or a material part of the business;

(11)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required;

(12)	share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required; or

(13)	separating of the corporation into two or more corporations with certain exceptions in which a shareholders’ resolution is not required.

At least two-thirds of the shares (or, when the New Company Law becomes effective and in the event that Toyota’s articles of incorporations provide for a percentage more than two-thirds, such percentage) having voting rights represented at the meeting must approve these actions.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders.

Subscription Rights

Holders of shares have no preemptive rights under Toyota’s articles of incorporation. Under the Commercial Code, the board of directors may, however, determine that shareholders shall be given subscription rights in connection with a particular issue of new shares, stock acquisition rights or bonds with stock acquisition rights. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date. Individual notice must be given to each of these shareholders at least two weeks prior to the date of expiration of the subscription rights.

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

Repurchase by Toyota of Shares

Toyota may acquire its own shares (i) through a stock exchange on which such shares are listed or by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the board of directors), (ii) by purchase from a specific party (pursuant to a special resolution of an ordinary general meeting of shareholders) or (iii) from a subsidiary of Toyota (pursuant to a resolution of the board of directors). Under the New Company Law, not only ordinary general meetings of shareholders but also extraordinary general meetings of shareholders will be able to approve the acquisition by of its own shares in the cases of (i) and (ii) above.

When such acquisition is made by Toyota from a specific party other than a subsidiary of Toyota, any other shareholder may make a demand to a representative director, more than five calendar days prior to the relevant shareholders’ meeting, that Toyota also purchase the shares held by such shareholder. However, under the New Company Law, the acquisition of its own shares at a price not exceeding the then market price to be provided under an ordinance of the Ministry of Justice will not trigger the right of any shareholder to include him/her as the seller of his/her shares in such proposed purchase.

Any such acquisition of shares must satisfy certain requirements, including, in a case other than the acquisition by Toyota of its own shares pursuant to a resolution of the board of directors or the acquisition by Toyota of its shares from its subsidiaries, that the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital pursuant to a resolution of the relevant ordinary general meeting of shareholders. If Toyota purchases shares pursuant to a resolution of the board of directors or if Toyota purchases shares from its subsidiaries, the total amount of the purchase price may not exceed the amount of the retained earnings available for an interim dividend payment minus the amount of any interim dividend Toyota actually paid. However, if it is anticipated that the net assets on the balance sheet as at the end of the immediately following fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and certain other items, Toyota may not acquire such shares. Under the New Company Law, the restriction on the source of funds for the acquisition by Toyota of its own shares will be integrated into those for the distribution of surplus to the shareholders. See “Dividends”.

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

The Commercial Code (or when the New Company Law becomes effective, the New Company Law) generally prohibits any subsidiary of Toyota from acquiring shares of Toyota.

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

Report of Substantial Shareholdings

The Securities and Exchange Law of Japan and regulations under the Law require any person who has become a holder (together with its related persons) of more than 5% of the total issued shares of a company listed on any Japanese stock exchange (including ADSs representing such shares) to file with the Director of a competent Local Finance Bureau, within five business days, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in any shareholding or any change in material matters set out in reports previously filed. Copies of any report must also be furnished to the company and to all Japanese stock exchanges on which the company’s shares are listed. For this purpose, shares issuable to a 5% or greater shareholder upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by that holder and the company’s total issued share capital.

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

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of capital stock of Toyota) and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company within 15 days from and including the date of the acquisition, except where the offering of the company’s shares was made overseas. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

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

10.E TAXATION

The following discussion is a general summary of the principal U.S. federal income and Japanese national tax consequences of the acquisition, ownership and disposition of shares of common stock or ADSs. This summary does not purport to address all material tax consequences that may be relevant to holders of shares of common stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for the U.S. alternative minimum tax, investors that own or are treated as owning 10% or more of Toyota’s voting stock, investors that hold shares of common stock or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the tax laws and regulations of the United States and Japan, judicial decisions, published rulings and administrative pronouncements all as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan (the “Treaty”), as described below, all of which are subject to change (possibly with retroactive effect), and to differing interpretations. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement, and in any related agreement, will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of common stock or ADSs that, for U.S. federal income tax purposes, is:

1.	an individual who is a citizen or resident of the United States,

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

An “Eligible U.S. Holder” is a U.S. Holder that:

1.	is a resident of the United States for purposes of the Treaty,

2.	does not maintain a permanent establishment in Japan (a) with which the Shares or ADSs are effectively connected or, (b) of which the Shares or ADSs form part of the business property, and

3.	is eligible for benefits under the Treaty with respect to income and gain derived in connection with the shares of common stock or ADSs.

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

In general, taking into account the earlier assumption, for purposes of the Treaty and for U.S. federal income and Japanese income tax purposes, owners of ADRs evidencing ADSs will be treated as the owners of the shares of common stock represented by those ADSs, and exchanges of shares of common stock for ADSs, and exchanges of ADSs for shares of common stock, will not be subject to U.S. federal income or Japanese income tax.

The discussion below is intended for general information only and does not constitute a complete analysis of all tax consequences relating to ownership of shares of common stock or ADSs. Prospective purchasers of shares of common stock or ADSs should consult their own tax advisors concerning the tax consequences of their particular situations.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to holders of shares of common stock and of ADSs who are either individuals who are non residents of Japan or non-Japanese corporations, without a permanent establishment in Japan (“non-resident Holders”).

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits in themselves are not subject to Japanese income tax.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is 20 percent. With respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock of Toyota) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or non-residents of Japan, such as non-resident Holders), except for any individual shareholder who holds 5 percent or more of the total issued shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before March 31, 2008, and (ii) 15 percent for dividends due and payable on or after April 1, 2008. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the U.K.

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally limited to 10 percent of the gross amount actually distributed, and Japanese withholding tax with respect to dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund is exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Toyota to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on shares of common stock by Toyota is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through Toyota to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after Toyota’s fiscal year-end or semi-fiscal year-end). To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority.

Gains derived from the sale of shares of common stock or ADSs outside Japan by a non-resident Holder holding such shares of common stock or ADSs as portfolio investors are, in general, not subject to Japanese income or corporation tax. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty.

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

U.S. Federal Income Taxation

U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to holders of shares of common stock of Toyota and of ADSs that are U.S. Holders and that hold those shares of common stock or ADSs as capital assets (generally, for investment purposes).

Taxation of Dividends

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution made by Toyota in respect of shares of common stock or ADSs (without reduction for Japanese withholding taxes) will constitute a taxable dividend to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The U.S. dollar amount of such a dividend generally will be included in the gross income of a U.S. Holder, as ordinary income, when actually or constructively received by the U.S. Holder, in the case of shares of common stock, or by the depositary, in the case of ADSs. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of common stock or ADSs will constitute income from sources outside the United States, and will be subject to various classifications and other limitations. Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of a Toyota dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, or if the U.S. Holder does not elect to claim a credit for any foreign taxes paid as a deduction from such U.S. Holder’s taxable income. Special rules generally will apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential U.S. federal income tax rates. Additionally, special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

(i) has held shares of common stock or ADSs for less than a specified minimum period, or

(ii) is obligated to make payments related to Toyota dividends,

will not be allowed a foreign tax credit for Japanese taxes imposed on Toyota dividends.

Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. The Internal Revenue Service (the “IRS”) has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Accordingly, investors should be aware that the discussion above regarding the creditability of Japanese withholding tax on dividends could be affected by future actions that may be taken by the IRS.

Taxation of Capital Gains and Losses

In general, upon a sale or other taxable disposition of shares of common stock or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in those shares of common stock or ADSs. A U.S. Holder generally will have an adjusted tax basis in a share of common stock or an ADS equal to its U.S. dollar cost. Subject to the passive investment company rules discussed below, gain or loss recognized on the sale or other taxable disposition of shares of common stock or ADSs generally will be capital gain or loss and, if the U.S. Holder’s holding period for those shares or ADSs exceeds one year, will be long-term capital gain or loss. Certain U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. Under U.S. federal income tax law, the deduction of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder in respect of the sale or other disposition of shares of common stock or ADSs generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Toyota does not believe that it is a PFIC for U.S. federal income tax purposes, and intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the application of the PFIC rules to a corporation such as Toyota which among other things is engaged in leasing and financing through several subsidiaries is not entirely clear, no assurances can be made regarding determination of our PFIC status in the current or any future taxable year. If Toyota becomes a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares of common stock or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates described above on dividends if we are a PFIC either in the taxable year of the dividend or the preceding taxable year (and instead will be taxable at rates applicable to ordinary income). Toyota will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.

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

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends paid to a U.S. Holder in respect of shares of common stock or ADSs, and to the proceeds received upon the sale, exchange or redemption of the shares of common stock or ADSs within the United States by U.S. Holders. Furthermore, a backup withholding tax may apply to those amounts (currently at a 28% rate) if a U.S. Holder fails to provide an accurate tax identification number, to certify that such U.S. Holder is not subject to backup withholding or to otherwise comply with the applicable requirements of the backup withholding requirements.

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

Persons required to establish their exempt status generally must provide such certification under penalty of perjury on IRS Form W-9, entitled Request for Taxpayer Identification Number and Certification, in the case of U.S. persons, and on IRS Form W-8BEN, entitled Certificate of Foreign Status (or other appropriate IRS Form W-8), in the case of non-U.S. persons. Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment generally may be claimed as a credit against the holder’s U.S. federal income tax liability provided that the required information is properly furnished to the IRS.

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

Toyota monitors and manages these financial exposures as an integral part of its overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effects on Toyota’s operating results.

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

Toyota uses a value-at-risk analysis (“VAR”) to evaluate its exposure to changes in foreign currency exchange rates. The value-at-risk of the combined foreign exchange position represents a potential loss in pre-tax earnings that are estimated to be ¥37.8 billion as of March 31, 2004 and ¥57.1 billion as of March 31, 2005. Based on Toyota’s overall currency exposure (including derivative positions), the risk during the year ended March 31, 2005 to pre-tax cash flow from currency movements was on average ¥50.6 billion, with a high of ¥57.1 billion and a low of ¥46.6 billion.

The VAR was estimated by using a Monte Carlo Simulation method and assumed 95% confidence level on the realization date and a 10-day holding period.

Interest Rate Risk

Toyota is subject to market risk from exposures to changes in interest rates based on its financing, investing and cash management activities. Toyota enters into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. Certain exchange traded future and option contracts, interest rate caps and floors, along with various investments, have been entered into to reduce the interest rate risk related to these activities. The potential decrease in fair value resulting from a hypothetical 100 basis point upward shift in interest rates would be approximately ¥29.6 billion as of March 31, 2004 and ¥56.3 billion as of March 31, 2005.

There are certain shortcomings inherent to the sensitivity analyses presented. The model assumes interest rate changes are instantaneous parallel shifts in the yield curve; however, in reality, changes are rarely instantaneous. Although certain assets and liabilities may have similar maturities or periods to repricing, they may not react correspondingly to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may lag behind changes in market rates. Finance receivables are less susceptible to prepayments when interest rates change and, as a result, Toyota’s model does not address prepayment risk for automotive related finance receivables. However, in the event of a change in interest rates, actual loan prepayments may deviate significantly from the assumptions used in the model.

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

Equity Price Risk

Toyota holds investments in various available-for-sale equity securities which are subject to price risk. The fair value of available-for-sale equity securities was ¥952.5 billion as of March 31, 2004 and ¥904.8 billion as of March 31, 2005. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥95.2 billion as of March 31, 2004 and ¥90.4 billion as of March 31, 2005.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

15.A DISCLOSURES CONTROLS AND PROCEDURES

Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the fiscal 2005. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the Form 20-F that Toyota files under the Exchange Act is accumulated and communicated to its management including the chief executive officer and the principal accounting and financial officer. The disclosure controls and procedures also ensures that the Form 20-F that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Hiroshi Okuda, Toyota’s Chairman of the Board and Mitsuo Kinoshita, Toyota’s Executive Vice President, Member of the Board. Toyota’s disclosures controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Mr. Okuda and Mr. Kinoshita have concluded that Toyota’s disclosure controls and procedures are effective at the reasonable assurance level.

There have been no changes in Toyota’s internal control over financial reporting during fiscal 2005 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.

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

Toyota’s board of corporate auditors has determined that it does not have an “audit committee financial expert” serving on the board of corporate auditors. The qualifications for, and powers of, the corporate auditor delineated in the Code and the Special Exception Law are different from those anticipated for any audit committee financial expert. Corporate auditors have the authority to be given reports from a certified public accountant or an accounting firm concerning audits, including technical accounting matters. At the same time, each corporate auditor has the authority to consult internal and external experts on accounting matters. Each corporate auditor must fulfill the requirements under Japanese laws and regulations and otherwise follow Japanese corporate governance practices and, accordingly, Toyota’s board of corporate auditors has confirmed that it is not necessarily in Toyota’s best interest to nominate as corporate auditor a person who meets the definition of audit committee financial experts. Although Toyota does not have an audit committee financial expert on its board of corporate auditors, Toyota believes that Toyota’s current corporate governance system, taken as a whole, including the corporate auditors’ ability to consult internal and external experts, is fully equivalent to a system having an audit committee financial expert on its board of corporate auditors.

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

16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

ChuoAoyama PricewaterhouseCoopers has served as our independent public accountants for each of the financial years in the three-year period ended March 31, 2005, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by ChuoAoyama PricewaterhouseCoopers and the various member firms of the PricewaterhouseCoopers to Toyota in fiscal 2005 and fiscal 2004.

	Yen in millions
	2004	2005
Audit Fees (1)	1,606	1,797
Audit-related Fees (2)	407	1,139
Tax Fees (3)	768	782
All Other Fees (4)	97	106
Total	2,878	3,824

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the services of annual audit, quarter reviews and semi-annual reviews of Toyota and its subsidiaries and affiliates; the services associated with SEC registration statements or other documents issued in connection with securities offerings such as comfort letters and consents; consultations as to the accounting or disclosure treatment of transactions or events.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and mainly include the services such as due diligence; agreed-upon or expanded audit procedures; internal control reviews and assistance; review of the effectiveness of the internal audit function; assistance with implementation of the requirements of SEC rules pursuant to the Sarbanes-Oxley Act; financial statement audits of employee benefit plans.
(3)	Tax Fees include fees billed for tax compliance services, including the services such as tax planning, advice and compliance of federal, state, local and international tax; the review of tax returns; assistance with tax audits and appeals; tax only valuation services including transfer pricing and cost segregation studies; expatriate tax assistance and compliance.

(4)	All Other non-audit Fees mainly include fees billed for risk management advisory services of assessment and testing of security infrastructure controls; advisory services relating to accounting manual and accounting control; advisory services relating to establishment of a new subsidiary; assistance with continuing education and training; services providing information related to automotive market conditions and sales networks and advisory services on information systems related to dealer controls.

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

The board of corporate auditors makes further determination of whether or not to grant a request to revise the general pre-approval for the applicable fiscal year if such request is submitted by the Representative Directors or the Managing Officer authorized by the Representative Director. Such request may include (i) adding any audit or permissible non-audit services other than the ones listed in the general pre-approval and (ii) obtaining services, which are listed in the general pre-approval but of which the total fee amount exceeds the amount affirmed by the general pre-approval. The determination of whether or not to grant a request to revise the general pre-approval noted in the foregoing may alternatively be made by an Executive Corporate Auditor, who is designated in advance by a resolution of the board of corporate auditors, in which case such Executive Corporate Auditor shall report such decision at the next meeting of the board of corporate auditors. The performance of audit and permissible non-audit services and the payment of fees are subject to review by the board of corporate auditors at least once every fiscal half year.

16.D [RESERVED]

16.E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth Toyota’s purchases of its common stock during fiscal 2005:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs[2]
April 1, 2004 – April 30, 2004	6,524	¥3,920.96	0	56,971,800
May 1, 2004 – May 31, 2004	2,744	3,894.48	0	56,971,800
June 1, 2004 – June 30, 2004	19,637,018	4,150.02	19,630,000	37,341,800
July 1, 2004 – July 31, 2004	11,124	4,340.60	0	65,000,000
August 1, 2004 – August 31, 2004	6,915	4,256.94	0	65,000,000
September 1, 2004 – September 30, 2004	29,409,147	4,319.98	29,400,000	35,600,000
October 1, 2004 – October 31, 2004	10,275	4,157.31	0	35,600,000
November 1, 2004 – November 30, 2004	14,107	4,055.60	0	35,600,000
December 1, 2004 – December 31, 2004	24,556	3,951.84	0	35,600,000
January 1, 2005 – January 31, 2005	9,792	4,129.12	0	35,600,000
February 1, 2005 – February 28, 2005	6,764	4,088.40	0	35,600,000
March 1, 2005 – March 31, 2005	14,062,712	4,109.98	14,056,500	21,543,500

Total	63,201,678	—	63,086,500	—

[1]	All purchases other than purchases publicly announced were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Toyota to purchase shares that are a fraction of a unit, in accordance with Toyota’s share handling regulations. Toyota is required to comply with such requests pursuant to the Commercial Code (or when the New Company Law becomes effective, the New Company Law). See “Memorandum and Articles of Association — Japanese Unit Share System.”

[2]	On June 26, 2003, share repurchases were approved at the ordinary general meeting of shareholders pursuant to which Toyota may purchase during a one-year period until the next ordinary general meeting of shareholders up to the lesser of 150,000,000 shares of common stock or the number of shares equivalent to ¥400.0 billion in cost of repurchase. This share repurchase program expired on June 23, 2004.

On June 23, 2004, share repurchases were approved at the ordinary general meeting of shareholders pursuant to which Toyota may purchase during a one-year period until the next ordinary general meeting of shareholders up to the lesser of 65,000,000 shares of common stock or the number of shares equivalent to ¥250.0 billion in cost of repurchase. This share repurchase program expired on June 23, 2005. For a discussion of past and current share repurchases, see “Business Overview — Toyota’s Strategy — Focus on Shareholder Value.”

In addition, according to the resolution of the ordinary general meeting of shareholders on June 23, 2004, Toyota may repurchase its own shares through a stock exchange on which such shares are listed or by way of tender offer pursuant to a resolution of the board of directors under Article 6 of Toyota’s articles of incorporation. However, Toyota has never repurchased its own shares under such provision.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Toyota Jidosha Kabushiki Kaisha

(“Toyota Motor Corporation”)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Toyota Motor Corporation and its subsidiaries at March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ ChuoAoyama PricewaterhouseCoopers

Nagoya, Japan

June 23, 2005

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2004	2005	2005
Current assets
Cash and cash equivalents	¥1,729,776	¥1,483,753	$13,816
Time deposits	68,473	63,609	592
Marketable securities	448,457	543,124	5,058
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥28,966 million in 2004 and ¥18,656 million ($174 million) in 2005	1,531,651	1,616,341	15,051
Finance receivables, net	2,622,939	3,010,135	28,030
Other receivables	396,788	438,676	4,085
Inventories	1,083,326	1,306,709	12,168
Deferred income taxes	457,161	475,764	4,430
Prepaid expenses and other current assets	509,882	501,994	4,675

Total current assets	8,848,453	9,440,105	87,905

Noncurrent finance receivables, net	3,228,973	3,976,941	37,033

Investments and other assets
Marketable securities and other securities investments	2,241,971	2,704,142	25,181
Affiliated companies	1,370,171	1,570,185	14,621
Employees receivables	35,857	49,538	461
Other	960,156	798,506	7,435

Total investments and other assets	4,608,155	5,122,371	47,698

Property, plant and equipment
Land	1,135,665	1,182,768	11,014
Buildings	2,801,993	2,935,274	27,333
Machinery and equipment	7,693,616	7,897,509	73,540
Vehicles and equipment on operating leases	1,493,780	1,828,697	17,029
Construction in progress	237,195	214,781	2,000

	13,362,249	14,059,029	130,916
Less - Accumulated depreciation	(8,007,602)	(8,263,435)	(76,948)

Property, plant and equipment, net	5,354,647	5,795,594	53,968

Total assets	¥22,040,228	¥24,335,011	$226,604

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2004	2005	2005
Current liabilities
Short-term borrowings	¥2,189,024	¥2,381,827	$22,179
Current portion of long-term debt	1,125,195	1,150,920	10,717
Accounts payable	1,709,344	1,856,799	17,290
Other payables	665,624	693,041	6,454
Accrued expenses	1,133,281	1,289,373	12,006
Income taxes payable	252,555	292,835	2,727
Other current liabilities	522,968	562,411	5,238

Total current liabilities	7,597,991	8,227,206	76,611

Long-term liabilities
Long-term debt	4,247,266	5,014,925	46,698
Accrued pension and severance costs	725,569	646,989	6,025
Deferred income taxes	778,561	811,670	7,558
Other long-term liabilities	65,981	84,342	785

Total long-term liabilities	5,817,377	6,557,926	61,066

Minority interest in consolidated subsidiaries	446,293	504,929	4,702

Shareholders’ equity
Common stock, no par value, authorized: 9,740,185,400 shares in 2004 and 2005; issued: 3,609,997,492 shares in 2004 and 2005	397,050	397,050	3,697
Additional paid-in capital	495,179	495,707	4,616
Retained earnings	8,326,215	9,332,176	86,900
Accumulated other comprehensive loss	(204,592)	(80,660)	(751)
Treasury stock, at cost, 280,076,395 shares in 2004 and 341,918,553 shares in 2005	(835,285)	(1,099,323)	(10,237)

Total shareholders’ equity	8,178,567	9,044,950	84,225

Commitments and contingencies
Total liabilities and shareholders’ equity	¥22,040,228	¥24,335,011	$226,604

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2003	2004	2005	2005
Net revenues
Sales of products	¥14,793,973	¥16,578,033	¥17,790,862	$165,666
Financing operations	707,580	716,727	760,664	7,083

	15,501,553	17,294,760	18,551,526	172,749

Costs and expenses
Cost of products sold	11,914,245	13,506,337	14,500,282	135,025
Cost of financing operations	423,885	364,177	369,844	3,444
Selling, general and administrative	1,891,777	1,757,356	2,009,213	18,709

	14,229,907	15,627,870	16,879,339	157,178

Operating income	1,271,646	1,666,890	1,672,187	15,571

Other income (expense)
Interest and dividend income	52,661	55,629	67,519	629
Interest expense	(30,467)	(20,706)	(18,956)	(177)
Foreign exchange gain, net	35,585	38,187	21,419	199
Other income (loss), net	(102,773)	25,793	12,468	117

	(44,994)	98,903	82,450	768

Income before income taxes, minority interest and equity in earnings of affiliated companies	1,226,652	1,765,793	1,754,637	16,339
Provision for income taxes	517,014	681,304	657,910	6,126

Income before minority interest and equity in earnings of affiliated companies	709,638	1,084,489	1,096,727	10,213

Minority interest in consolidated subsidiaries	(11,531)	(42,686)	(64,938)	(605)
Equity in earnings of affiliated companies	52,835	120,295	139,471	1,299

Net income	¥750,942	¥1,162,098	¥1,171,260	$10,907

	Yen			U.S. dollars
Net income per share
- Basic	¥211.32	¥342.90	¥355.35	$3.31

- Diluted	¥211.32	¥342.86	¥355.28	$3.31

Cash dividends per share	¥36.00	¥45.00	¥65.00	$0.61

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
Balances at March 31, 2002	¥397,050	¥490,538	¥6,804,722	¥(267,304)	¥(160,894)	¥7,264,112

Issuance during the year		3,252				3,252
Comprehensive income
Net income			750,942			750,942
Other comprehensive income (loss)
Foreign currency translation adjustments				(139,285)		(139,285)
Unrealized losses on securities, net of reclassification adjustments				(26,495)		(26,495)
Minimum pension liability adjustments				(171,978)		(171,978)
Net gains on derivative instruments				790		790

Total comprehensive income						413,974

Dividends paid			(110,876)			(110,876)
Purchase and retirement of common stock			(142,993)		(306,469)	(449,462)

Balances at March 31, 2003	397,050	493,790	7,301,795	(604,272)	(467,363)	7,121,000

Issuance during the year		1,389				1,389
Comprehensive income
Net income			1,162,098			1,162,098
Other comprehensive income (loss)
Foreign currency translation adjustments				(203,257)		(203,257)
Unrealized gains on securities, net of reclassification adjustments				329,672		329,672
Minimum pension liability adjustments				273,265		273,265

Total comprehensive income						1,561,778

Dividends paid			(137,678)			(137,678)
Purchase and reissuance of common stock					(367,922)	(367,922)

Balances at March 31, 2004	397,050	495,179	8,326,215	(204,592)	(835,285)	8,178,567

Issuance during the year		528				528
Comprehensive income
Net income			1,171,260			1,171,260
Other comprehensive income
Foreign currency translation adjustments				75,697		75,697
Unrealized gains on securities, net of reclassification adjustments				38,455		38,455
Minimum pension liability adjustments				9,780		9,780

Total comprehensive income						1,295,192

Dividends paid			(165,299)			(165,299)
Purchase and reissuance of common stock					(264,038)	(264,038)

Balances at March 31, 2005	¥397,050	¥495,707	¥9,332,176	¥(80,660)	¥(1,099,323)	¥9,044,950

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

	U.S. dollars in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
Balances at March 31, 2004	$3,697	$4,611	$77,532	$(1,905)	$(7,778)	$76,157

Issuance during the year		5				5
Comprehensive income
Net income			10,907			10,907
Other comprehensive income
Foreign currency translation adjustments				705		705
Unrealized gains on securities, net of reclassification adjustments				358		358
Minimum pension liability adjustments				91		91

Total comprehensive income						12,061

Dividends paid			(1,539)			(1,539)
Purchase and reissuance of common stock					(2,459)	(2,459)

Balances at March 31, 2005	$3,697	$4,616	$86,900	$(751)	$(10,237)	$84,225

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2003	2004	2005	2005
Cash flows from operating activities
Net income	¥750,942	¥1,162,098	¥1,171,260	$10,907
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	870,636	969,904	997,713	9,291
Provision for doubtful accounts and credit losses	99,837	83,138	63,154	588
Pension and severance costs, less payments	55,637	(159,267)	(52,933)	(493)
Losses on disposal of fixed assets	46,492	39,742	49,159	458
Unrealized losses on available-for-sale securities, net	111,346	3,063	2,324	22
Deferred income taxes	(74,273)	120,828	84,711	789
Minority interest in consolidated subsidiaries	11,531	42,686	64,938	605
Equity in earnings of affiliated companies	(52,835)	(120,295)	(139,471)	(1,299)
Changes in operating assets and liabilities, and other
Increase in accounts and notes receivable	(191,027)	(90,721)	(178,363)	(1,661)
Increase in inventories	(38,043)	(53,609)	(191,545)	(1,784)
(Increase) decrease in other current assets	(58,036)	43,445	34,674	323
Increase in accounts payable	116,946	159,120	153,747	1,432
Increase (decrease) in accrued income taxes	(27,340)	(66,006)	41,228	384
Increase in other current liabilities	181,595	203,535	190,450	1,773
Other	136,680	(150,927)	79,894	743

Net cash provided by operating activities	1,940,088	2,186,734	2,370,940	22,078

Cash flows from investing activities
Additions to finance receivables	(3,439,936)	(4,547,068)	(4,296,966)	(40,013)
Collection of finance receivables	2,356,380	3,152,302	3,311,974	30,841
Proceeds from sale of finance receivables	572,771	243,128	65,536	610
Additions to fixed assets excluding equipment leased to others leased to others	(1,005,931)	(945,803)	(1,068,287)	(9,948)
Additions to equipment leased to others	(604,298)	(542,738)	(854,953)	(7,961)
Proceeds from sales of fixed assets excluding equipment leased to others	61,847	73,925	69,396	646
Proceeds from sales of equipment leased to others	286,538	288,681	316,456	2,947
Purchases of marketable securities and security investments	(1,113,998)	(1,336,467)	(1,165,791)	(10,856)
Proceeds from sales of marketable securities and security investments	197,985	183,808	121,369	1,130
Proceeds upon maturity of marketable securities and security investments	723,980	1,252,334	452,574	4,214
Payment for additional investments in affiliated companies, net of cash acquired	(28,229)	(20,656)	(901)	(8)
Changes in investments and other assets, and other	(8,557)	(17,941)	(11,603)	(107)

Net cash used in investing activities	¥(2,001,448)	¥(2,216,495)	¥(3,061,196)	$(28,505)

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2003	2004	2005	2005
Cash flows from financing activities
Purchase of common stock	¥(454,611)	¥(357,457)	¥(264,106)	$(2,459)
Proceeds from issuance of long-term debt	1,686,564	1,636,570	1,863,710	17,354
Payments of long-term debt	(1,117,803)	(1,253,045)	(1,155,223)	(10,757)
Increase in short-term borrowings	30,327	353,833	140,302	1,306
Dividends paid	(110,876)	(137,678)	(165,299)	(1,539)
Other	4,074	—	—	—

Net cash provided by financing activities	37,675	242,223	419,384	3,905

Effect of exchange rate changes on cash and cash equivalents	(41,447)	(74,714)	24,849	231

Net increase (decrease) in cash and cash equivalents	(65,132)	137,748	(246,023)	(2,291)
Cash and cash equivalents at beginning of year	1,657,160	1,592,028	1,729,776	16,107

Cash and cash equivalents at end of year	¥1,592,028	¥1,729,776	¥1,483,753	$13,816

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

Toyota Motor Corporation (the “parent company”) and its subsidiaries (collectively “Toyota”) are primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories throughout the world. In addition, Toyota provides retail and wholesale financing, retail leasing and certain other financial services primarily to its dealers and their customers related to vehicles manufactured by Toyota.

2. Summary of significant accounting policies:

The parent company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform to accounting principles generally accepted in the United States of America.

Significant accounting policies after reflecting adjustments for the above are as follows:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiary companies. All significant intercompany transactions and accounts have been eliminated. Investments in affiliated companies in which Toyota exercises significant influence, but which it does not control, are stated at cost plus equity in undistributed earnings. Consolidated net income includes Toyota’s equity in current earnings of such companies, after elimination of unrealized intercompany profits. Investments in non-public companies in which Toyota does not exercise significant influence (generally less than a 20% ownership interest) are stated at cost. The accounts of variable interest entities as defined by the Financial Accounting Standard Board (“FASB”) Interpretation No. 46(R) Consolidation of Variable Interest Entities (revised December 2003) - an interpretation of ARB No.51 (“FIN 46(R)”) are included in the consolidated financial statements, if applicable.

Estimates -

The preparation of Toyota’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The more significant estimates include: product warranties, allowance for doubtful accounts and credit losses, residual values for leased assets, impairment of long-lived assets, pension costs and obligations, fair value of derivative financial instruments and other-than-temporary losses on marketable securities.

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current exchange rates and all income and expense accounts of those subsidiaries are translated at the average exchange rates for each period. The foreign currency translation adjustments are included as a component of accumulated other comprehensive income.

Foreign currency receivables and payables are translated at appropriate year-end current exchange rates and the resulting transaction gains or losses are recorded in operations currently.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue recognition -

Revenues from sales of vehicles and parts are generally recognized upon delivery which is considered to have occurred when the dealer has taken title to the product and the risk and reward of ownership have been substantively transferred, except as described below.

Toyota’s sales incentive programs principally consist of cash payments to dealers calculated based on vehicle volume or a model sold by a dealer during a certain period of time. Toyota accrues these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program.

Revenues from the sales of vehicles under which Toyota conditionally guarantees the minimum resale value is recognized on a pro rata basis from the date of sale to the first exercise date of the guarantee in a manner similar to lease accounting. The underlying vehicles of these transactions are recorded as assets and are depreciated in accordance with Toyota’s depreciation policy.

Revenues from retail financing contracts and finance leases are recognized using the effective yield method. Revenues from operating leases are recognized on a straight-line basis over the lease term.

Toyota on occasion sells finance receivables in transactions subject to limited recourse provisions. These sales are to trusts and Toyota retains the servicing rights and is paid a servicing fee. Gains or losses from the sales of the finance receivables are recognized in the period in which such sales occur.

Other costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥326,972 million, ¥371,677 million and ¥379,702 million ($3,536 million) for the years ended March 31, 2003, 2004 and 2005, respectively.

Toyota generally warrants its products against certain manufacturing and other defects. Provisions for product warranties are provided for specific periods of time and/or usage of the product and vary depending upon the nature of the product, the geographic location of the sale and other factors. Toyota records a provision for estimated product warranty costs at the time the related sale is recognized based on estimates that Toyota will incur to repair or replace product parts that fail while under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience as to product failures as well as current information on repair costs. The amount of warranty costs accrued also contains an estimate of warranty claim recoveries to be received from suppliers.

Research and development costs are expensed as incurred and ¥668,404 million, ¥682,279 million and ¥755,147 million ($7,032 million) for the years ended March 31, 2003, 2004 and 2005, respectively.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable securities -

Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with changes in unrealized gains or losses included as a component of

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accumulated other comprehensive income in shareholders’ equity, net of applicable taxes. Debt securities designated as held-to-maturity investments are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other-than-temporary declines in market value. In determining if a decline in value is other-than-temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota’s ability and intent to retain its investment in the company for a period of time sufficient to allow for any anticipated recovery in market value. Realized gains and losses, which are determined on the average-cost method, are reflected in the statement of income when realized.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories -

Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” (“LIFO”) basis. Inventories valued on the LIFO basis totaled ¥190,642 million and ¥233,440 million ($2,174 million) at March 31, 2004 and 2005, respectively. Had the “first-in, first-out” basis been used for those companies using the LIFO basis, inventories would have been ¥21,463 million and ¥31,894 million ($297 million) higher than reported at March 31, 2004 and 2005, respectively.

Property, plant and equipment -

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and equipment is mainly computed on the declining-balance method for the parent company and Japanese subsidiaries and on the straight-line method for foreign subsidiary companies at rates based on estimated useful lives of the respective assets according to general class, type of construction and use. The estimated useful lives range from 3 to 60 years for buildings and from 2 to 20 years for machinery and equipment.

Vehicles and equipment on operating leases to third parties are originated by dealers and acquired by certain consolidated subsidiaries. Such subsidiaries are also the lessors of certain property that they acquire directly. Vehicles and equipment on operating leases are depreciated primarily on a straight-line method over the lease term, generally three years, to the estimated residual value.

Long-lived assets -

Toyota reviews its long-lived assets, including investments in affiliated companies, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the carrying value of the asset over its fair value. Fair value is determined mainly using a discounted cash flow valuation method.

Goodwill and intangible assets -

Goodwill is not material to Toyota’s consolidated balance sheets.

Intangible assets consist mainly of software. Intangible assets with a definite life are amortized on a straight-line basis with estimated useful lives mainly of 5 years. Intangible assets with an indefinite life are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of the asset. The amount of the impairment loss to be recorded is generally determined by the difference between the fair value of the asset using a discounted cash flow valuation method and the current book value.

Employee benefit obligations -

Toyota has both defined benefit and defined contribution plans for employees’ retirement benefits. Retirement benefit obligations are measured by actuarial calculations in accordance with a Statement of Financial

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting Standard (“FAS”) No. 87 Employers’ accounting for pensions (“FAS 87”), “Accrued pension and severance costs” are determined by amounts of obligations, plan assets, unrecognized prior service costs and unrecognized actuarial gains/losses. A minimum pension liability is recorded for plans where the accumulated benefit obligation net of plan assets exceeds the accrued pension and severance costs.

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

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Derivative financial instruments -

Toyota employs derivative financial instruments, including forward foreign currency exchange contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading purposes. Changes in the fair value of derivatives are recorded each period in current earnings or through other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized currently in operations.

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

Stock-based compensation -

Toyota measures compensation expense for its stock-based compensation plan using the intrinsic value method. Toyota accounts for the stock-based compensation plans under the recognition and measurement principles of the Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price higher than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

company had applied the fair value recognition provisions of FAS No. 123, Accounting for Stock-Based Compensation (“FAS 123”), to stock-based employee compensation. See note 18 to the consolidated financial statements for weighted-average assumptions used in option pricing model.

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2003	2004	2005	2005
Net income
As reported	¥750,942	¥1,162,098	¥1,171,260	$10,907
Deduct: Total stock-based compensation expenses determined under fair value based method for all awards, net of related tax effects	(1,406)	(1,292)	(1,571)	(15)

Pro forma	¥749,536	¥1,160,806	¥1,169,689	$10,892

Net income per share
- Basic
As reported	¥211.32	¥342.90	¥355.35	$3.31
Pro forma	210.92	342.51	354.87	3.30

- Diluted
As reported	¥211.32	¥342.86	¥355.28	$3.31
Pro forma	210.92	342.48	354.80	3.30

Other comprehensive income -

Other comprehensive income refers to revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States of America are included in comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders’ equity. Toyota’s other comprehensive income is primarily comprised of unrealized gains/losses on marketable securities designated as available-for-sale, foreign currency translation adjustments, gains/losses on certain derivative instruments and adjustments attributed to additional minimum pension liabilities associated with Toyota’s defined benefit pension plans.

Accounting changes -

In September 2004, the Emerging Issues Task Force (“EITF”) reached consensus on the disclosure provisions in its Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF 03-1”) for investments accounted for under FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and FAS No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations. See Note 6 for disclosures required by those provisions.

Recent pronouncements to be adopted in future periods -

In November 2004, the Financial Accounting Standards Board (“FASB”) issued FAS No. 151, Inventory Costs – an amendment of ARB No. 43, Chapter 4 (“FAS 151”). FAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “. . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . .”. FAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

conversion be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

In December 2004, FASB issued FAS No. 123(R), Share-Based Payment (revised 2004) (“FAS 123(R)”). FAS 123(R) is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation (“FAS 123”), supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and its related implementation guidance. FAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. FAS 123(R) also requires a public entity to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value will be recognized as compensation cost over that period. Although Toyota is required to implement the standard as of the beginning of the first interim or annual period that begins after June 15, 2005 under Statement No. 123(R), the Securities and Exchange Commission has amended the compliance date and Toyota is required to adopt the Standard for the year ending March 31, 2007. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

In December 2004, FASB issued FAS No. 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29 (“FAS 153”). The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion; however, included certain exceptions to that principle. FAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

In March 2005, FASB issued the FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143 (“FIN 47”). This Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires a company to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

In May 2005, FASB issued FAS No. 154, Accounting Changes and Error Corrections – a replacement of APB NO. 20 and FAS No. 3 (“FAS 154”). FAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement when the pronouncement does not include specific transition provisions. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 requires retrospective

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

application to prior periods’ financial statements of changes in accounting principle. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of applying FAS 154 will depend on the change, if any, that Toyota may identify and record in future periods.

Reclassifications -

Certain prior year amounts have been reclassified to conform to the presentations for the year ended March 31, 2005.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥107.39 = U.S. $1, the approximate current exchange rate at March 31, 2005, was used for the translation of the accompanying consolidated financial amounts of Toyota as of and for the year ended March 31, 2005.

4. Supplemental cash flow information:

Cash payments for income taxes were ¥584,969 million, ¥627,483 million and ¥694,985 million ($6,472 million) for the years ended March 31, 2003, 2004 and 2005, respectively. Interest payments during the years ended March 31, 2003, 2004 and 2005 were ¥216,888 million, ¥203,257 million and ¥226,615 million ($2,110 million), respectively.

Capital lease obligations of ¥13,461 million, ¥4,826 million and ¥3,571 million ($33 million) were incurred for the years ended March 31, 2003, 2004 and 2005, respectively.

For the year ended March 31, 2005, Toyota decided to change its presentation of cash flows attributed to a certain portion of finance receivables in the consolidated statements of cash flows. Certain prior-period amounts have been reclassified to conform to the current year presentation. The decision to change the classification was based on concerns raised by the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Historically, Toyota had reported the origination and collection activities of its wholesale financing transactions as investing activities in the consolidated statements of cash flows. Consequently, when Toyota’s products were sold to its dealers through the use of Toyota’s wholesale financing program, investing cash outflows were reported on the basis that the Financial Services operations originated the wholesale finance receivables, while operating cash inflows were reported on the basis that the Automotive sales operations collected the trade receivables despite the fact that no cash received from a consolidated perspective related to the trade receivables as it was an intercompany transaction. The change in classification in the statements of cash flows for all periods presented reflects the fact that no cash was received by Toyota upon a sale to dealers and as a result, eliminates the effects of the intercompany transactions and reflects cash receipts from the sale of inventory as operating activities. In addition, the cash flows from finance receivables relating to the sale of Toyota product inventories, other than the above-described wholesale receivables, were also reclassified from investing activities to operating activities. Such cash flows include cash flows from sales-type lease receivables attributed to sales-type lease transactions involving inventories of Toyota products. The current presentation in the statements of cash flows reflects all cash flows relating to the sale of inventories as “Changes in accounts and notes receivable” in operating activities. Net cash outflows from finance receivables relating to the sale of inventories reported in operating activities in the consolidated statements of cash flows for the year ended March 31, 2005 was ¥55,951 million ($521 million).

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below is a reconciliation of Toyota’s current year presentation of cash flows attributed to finance receivables compared to the presentation of cash flows reported in prior years.

	Yen in millions
	For the years ended March 31,
	2003	2004
Net cash provided by operating activities
- As previously reported	¥2,085,047	¥2,283,023
Amount reclassified from investing activities	(144,959)	(96,289)

- After reclassification	¥1,940,088	¥2,186,734

Net cash provided by investing activities
- As previously reported	¥(2,146,407)	¥(2,312,784)
Amount reclassified to operating activities	144,959	96,289

- After reclassification	¥(2,001,448)	¥(2,216,495)

5. Acquisitions and dispositions:

During the year ended March 31, 2004, Toyota acquired additional ownerships in the following four contract manufacturers, Toyota Auto Body Corporation, Kanto Auto Works LTD, Central Motor CO.,LTD, and P.T. Toyota Motor Manufacturing Indonesia. All of them are primarily engaged in manufacturing Toyota brand vehicles. Until the date of each acquisition, Toyota accounted for its investments in these contract manufacturers by the equity method because Toyota was considered to have significant influence of these companies. Subsequent to the date of each acquisition, Toyota’s consolidated financial statements include the accounts of these contract manufacturers. The fair values of assets acquired and liabilities assumed at the dates of acquisition based on the allocation of the aggregate purchase price for these acquisitions are as follows:

Yen in millions
For the year ended March 31, 2004
Assets acquired	¥488,939
Liabilities assumed	(372,277)
Minority interest	(97,008)
Goodwill	9,557
Less - Cash acquired	(11,703)

Net cash paid	¥17,508

Pro forma information related to these acquisitions is not included because the impact of these acquisitions, either individually or in the aggregate, on Toyota’s consolidated results of operations is not considered to be material.

During the years ended March 31, 2003, 2004 and 2005, Toyota made a number of other acquisitions, however assets acquired and liabilities assumed were not material.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value are as follows:

	Yen in millions
	March 31, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	¥1,606,685	¥10,094	¥1,626	¥1,615,153
Equity securities	460,778	492,483	720	952,541

Total	¥2,067,463	¥502,577	¥2,346	¥2,567,694

Securities not practicable to determine fair value
Debt securities	¥43,382
Equity securities	79,352

Total	¥122,734

	Yen in millions
	March 31, 2005
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	¥2,205,420	¥14,113	¥6,928	¥2,212,605
Equity securities	451,903	453,494	593	904,804

Total	¥2,657,323	¥467,607	¥7,521	¥3,117,409

Securities not practicable to determine fair value
Debt securities	¥19,917
Equity securities	109,940

Total	¥129,857

	U.S. dollars in millions
	March 31, 2005
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	$20,537	$131	$64	$20,604
Equity securities	4,208	4,223	6	8,425

Total	$24,745	$4,354	$70	$29,029

Securities not practicable to determine fair value
Debt securities	$185
Equity securities	1,025

Total	$1,210

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unrealized losses continuously over a 12 month period or more in the aggregate were not material at March 31, 2004 and 2005.

At March 31, 2004 and 2005, debt securities classified as available-for-sale mainly consist of Japanese government bonds and corporate debt securities with maturities from one to ten years.

Proceeds from sales of available-for-sale securities were ¥197,985 million, ¥183,808 million and ¥121,369 million ($1,130 million) for the years ended March 31, 2003, 2004 and 2005, respectively. On those sales, gross realized gains were ¥6,518 million, ¥8,780 million and ¥14,551 million ($135 million) and gross realized losses were ¥103 million, ¥139 million and ¥231 million ($2 million), respectively.

During the years ended March 31, 2003, 2004 and 2005, Toyota recognized impairment losses on available-for-sale securities of ¥111,346 million, ¥3,063 million, and ¥2,324 million ($22 million), respectively, which are included in “Other income (loss), net” in the accompanying consolidated statements of income.

In the ordinary course of business, Toyota maintains long-term investment securities, included in “Marketable securities and other securities investments” and issued by a number of non-public companies which are recorded at cost, as their fair values were not readily determinable. Management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial viability of the underlying companies and the prevailing market conditions in which these companies operate to determine if Toyota’s investment in each individual company is impaired and whether the impairment is other-than-temporary. Toyota performs this impairment test semi-annually for significant investments recorded at cost. If the impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the losses are recognized currently in operations.

7. Finance receivables:

Finance receivables consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2004	2005	2005
Retail	¥3,643,998	¥4,780,250	$44,513
Finance leases	912,622	758,632	7,064
Wholesale and other dealer loans	1,680,907	1,773,440	16,514

	6,237,527	7,312,322	68,091
Unearned income	(298,153)	(233,417)	(2,173)
Allowance for credit losses	(87,462)	(91,829)	(855)

Total finance receivables, net	5,851,912	6,987,076	65,063
Less - Current portion	(2,622,939)	(3,010,135)	(28,030)

Noncurrent finance receivables, net	¥3,228,973	¥3,976,941	$37,033

As discussed in Note 4, from the year ended March 31, 2005, Toyota reclassified cash flows attributed to a certain portion of its finance receivables in the consolidated statements of cash flows. Included in finance receivables are receivables relating to the sale of inventories amounting to ¥595,532 million and ¥677,236 million ($6,306 million) as of March 31, 2004 and 2005, respectively. The allowance for credit losses attributed to theses receivables is not significant.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual maturities of retail receivables, the future minimum lease payments on finance leases and wholesale and other dealer loans at March 31, 2005 are summarized as follows:

	Yen in millions			U.S. dollars in millions
Years ending March 31,	Retail	Finance lease	Wholesale and other dealer loans	Retail	Finance lease	Wholesale and other dealer loans
2006	¥1,422,669	¥204,611	¥1,477,817	$13,248	$1,905	$13,761
2007	1,230,247	131,518	71,824	11,456	1,225	669
2008	1,029,558	99,357	59,051	9,587	925	550
2009	705,674	38,024	87,415	6,571	354	814
2010	328,916	13,307	57,082	3,063	124	532
Thereafter	63,186	779	20,251	588	7	188

	¥4,780,250	¥487,596	¥1,773,440	$44,513	$4,540	$16,514

Finance leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2004	2005	2005
Minimum lease payments	¥617,890	¥487,596	$4,540
Estimated unguaranteed residual values	294,732	271,036	2,524

	912,622	758,632	7,064
Less - Unearned income	(104,736)	(71,702)	(668)
Less - Allowance for credit losses	(25,015)	(6,502)	(60)

Finance leases, net	¥782,871	¥680,428	$6,336

Toyota maintains a program to sell retail and lease finance receivables. Under the program, Toyota’s securitization transactions are generally structured as qualifying SPEs (“QSPE”s), thus Toyota achieves sale accounting treatment under the provisions of FAS No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”). Toyota recognizes a gain or loss on the sale of the finance receivables upon the transfer of the receivables to the securitization trusts structured as a QSPE. Toyota retains servicing rights and earns a contractual servicing fee of 1% per annum on the total monthly outstanding principal balance of the related securitized receivables. In a subordinated capacity, Toyota retains interest-only strips, subordinated securities, and cash reserve funds in these securitizations, and these retained interests are held as restricted assets subject to limited recourse provisions and provide credit enhancement to the senior securities in Toyota’s securitization transactions. The retained interests are not available to satisfy any obligations of Toyota. Investors in the securitizations have no recourse to Toyota beyond Toyota’s retained subordinated interests and any amounts drawn on the revolving liquidity notes. Toyota’s exposure to these retained interests exists until the associated securities are paid in full. Investors do not have recourse to other assets held by Toyota for failure of obligors on the receivables to pay when due or otherwise.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes certain cash flows received from and paid to the securitization trusts for the years ended March 31, 2003, 2004 and 2005.

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2003	2004	2005	2005
Proceeds from new securitizations, net of purchased and retained securities	¥412,594	¥168,135	¥48,958	$456
Servicing fees received	6,868	6,860	3,762	35
Excess interest received from interest only strips	15,313	20,514	9,140	85
Repurchases of receivables	(11,466)	(33,614)	(34,675)	(323)
Servicing advances	(1,098)	(792)	(215)	(2)
Reimbursement of servicing and maturity advances	122	1,358	860	8

Toyota sold finance receivables under the program and recognized pretax gains resulting from these sales of ¥16,202 million, ¥5,608 million and ¥323 million ($3 million) for the years ended March 31, 2003, 2004 and 2005, respectively, after providing an allowance for estimated credit losses. The gain on sale recorded depends on the carrying amount of the assets at the time of the sale. The carrying amount is allocated between the assets sold and the retained interests based on their relative fair values at the date of the sale. The key economic assumptions initially and subsequently measuring the fair value of retained interests include the market interest rate environment, severity and rate of credit losses, and the prepayment speed of the receivables. All key economic assumptions used in the valuation of the retained interests are reviewed periodically and are revised as considered necessary.

At March 31, 2004 and 2005, Toyota’s retained interests relating to these securitizations include interest in trusts, interest-only strips, and other receivables, amounting to ¥50,625 million and ¥18,896 million ($176 million), respectively.

Toyota recorded impairments on retained interests totaling ¥2,440 million for the year ended March 31, 2003. These impairments were calculated by discounting cash flows using management’s estimates and other key economic assumptions. No impairment losses on retained interests were recorded for the years ended March 31, 2004 and 2005.

Key economic assumptions used in measuring the fair value of retained interests at the sale date of securitization transactions completed during the years ended March 31, 2003, 2004 and 2005 were as follows:

	For the years ended March 31,
	2003	2004	2005
Prepayment speed related to securitizations	1.0% - 1.5%	1.0% - 1.5%	0.7% - 1.1%
Weighted-average life (in years)	1.45 - 1.85	1.70 - 1.85	1.85
Expected annual credit losses	0.50% - 0.80%	0.50% - 0.80%	0.30%
Discount rate used on the subordinated securities	5.0%	5.0%	—
Discount rate used on other retained interests	8.0% - 15.0%	8.0% - 15.0%	15.0%

Expected cumulative static pool losses over the life of the securitizations are calculated by taking actual life to date losses plus projected losses and dividing the sum by the original balance of each pool of assets. Expected cumulative static pool credit losses for the retail loans securitized for the years ended March 31, 2003, 2004 and 2005 were 0.54%, 0.50%, and 0.47%, respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The key economic assumptions and the sensitivity of the current fair value of the retained interest to an immediate 10 and 20 percent adverse change in those economic assumptions are presented below.

	Yen in millions	U.S. dollars in millions
	March 31, 2005	March 31, 2005
Prepayment speed assumption (annual rate)	0.7%-1.7%
Impact on fair value of 10% adverse change	¥(861)	$(8)
Impact on fair value of 20% adverse change	(1,725)	(16)
Residual cash flows discount rate (annual rate)	5.0%-15.0%
Impact on fair value of 10% adverse change	¥(258)	$(2)
Impact on fair value of 20% adverse change	(617)	(6)
Expected credit losses (annual rate)	0.50%-1.04%
Impact on fair value of 10% adverse change	¥(352)	$(3)
Impact on fair value of 20% adverse change	(705)	(7)

These hypothetical scenarios do not reflect expected market conditions and should not be used as a prediction of future performance. As the figures indicate, changes in the fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. Actual changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Actual cash flows may differ from the above analysis.

Outstanding receivable balances and delinquency amounts for managed retail and lease receivables, which include both owned and securitized receivables, as of March 31, 2004 and 2005 are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2004	2005	2005
Principal amount outstanding	¥4,819,938	¥5,585,672	$52,013
Delinquent amounts over 60 days or more	19,379	23,396	218

Comprised of:
Receivables owned	¥4,328,906	¥5,305,464	$49,404
Receivables securitized	491,032	280,208	2,609

Credit losses, net of recoveries attributed to managed retail and lease receivables for the years ended March 31, 2004 and 2005 totaled ¥48,011 million and ¥34,455 million ($321 million), respectively.

8. Other receivables:

Other receivables relate to arrangements with certain component manufacturers whereby Toyota procures inventory for these component manufactures and is reimbursed for the related purchases.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Inventories:

Inventories consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2004	2005	2005
Finished goods	¥717,201	¥890,118	$8,289
Raw materials	155,162	189,675	1,766
Work in process	165,597	179,943	1,676
Supplies and other	45,366	46,973	437

	¥1,083,326	¥1,306,709	$12,168

10. Vehicles and equipment on operating leases:

Vehicles and equipment on operating leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2004	2005	2005
Vehicles	¥1,387,404	¥1,736,238	$16,168
Equipment	106,376	92,459	861

	1,493,780	1,828,697	17,029
Less - Accumulated depreciation	(375,861)	(424,609)	(3,954)

Vehicles and equipment on operating leases, net	¥1,117,919	¥1,404,088	$13,075

Rental income from vehicles and equipment on operating leases was ¥293,366 million, ¥267,252 million and ¥291,205 million ($2,712 million) for the years ended March 31, 2003, 2004 and 2005, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2006	¥304,672	$2,837
2007	214,761	2,000
2008	128,713	1,198
2009	51,124	476
2010	14,718	137
Thereafter	11,123	104

Total minimum future rentals	¥725,111	$6,752

The future minimum rentals as shown above should not be considered indicative of future cash collections.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Allowance for doubtful accounts and credit losses:

An analysis of activity within the allowance for doubtful accounts relating to trade accounts and notes receivable for the years ended March 31, 2003, 2004 and 2005 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2003	2004	2005	2005
Allowance for doubtful accounts at beginning of year	¥59,864	¥53,172	¥61,121	$569
Provision for doubtful accounts	5,953	16,540	15,752	147
Write-offs	(6,035)	(2,598)	(12,855)	(120)
Other	(6,610)	(5,993)	(8,267)	(77)

Allowance for doubtful accounts at end of year	¥53,172	¥61,121	¥55,751	$519

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments for the years ended March 31, 2003, 2004 and 2005.

A portion of the allowance for doubtful accounts balance at March 31, 2004 and 2005 totaling ¥32,155 million and ¥37,095 million ($345 million), respectively, is attributed to certain non-current receivable balances which are reported as other assets in the consolidated balance sheets.

An analysis of the allowance for credit losses relating to finance receivables and vehicles and equipment on operating leases for the years ended March 31, 2003, 2004 and 2005 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2003	2004	2005	2005
Allowance for credit losses at beginning of year	¥63,053	¥116,888	¥87,462	$815
Provision for credit losses	93,884	66,598	47,402	441
Charge-offs, net of recoveries	(51,914)	(92,835)	(44,587)	(415)
Other	11,865	(3,189)	1,552	14

Allowance for credit losses at end of year	¥116,888	¥87,462	¥91,829	$855

The other amount primarily includes the impact of currency translation adjustments for the years ended March 31, 2003, 2004 and 2005.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Affiliated companies and variable interest entities:

  Investments in and transactions with affiliated companies -

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2004	2005	2005
Current assets	¥4,632,926	¥5,282,960	$49,194
Noncurrent assets	7,128,587	8,017,220	74,655

Total assets	¥11,761,513	¥13,300,180	$123,849

Current liabilities	¥3,407,702	¥3,982,816	$37,087
Long-term liabilities	3,823,124	4,167,042	38,803
Shareholders’ equity	4,530,687	5,150,322	47,959

Total liabilities and shareholders’ equity	¥11,761,513	¥13,300,180	$123,849

Toyota’s share of shareholders’ equity	¥1,358,079	¥1,556,236	$14,491

Number of affiliated companies accounted for by the equity method at end of period	53	56

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2003	2004	2005	2005
Net revenues	¥13,661,769	¥13,187,869	¥15,359,634	$143,027

Gross profit	¥1,654,250	¥1,650,233	¥1,900,344	$17,696

Net income	¥187,330	¥403,213	¥420,640	$3,917

Entities comprising a significant portion of Toyota’s investment in affiliated companies include Denso Corporation; Aioi Insurance Co., Ltd.; Toyota Industries Corporation; Toyota Tsusho Corporation; and Aisin Seiki Co., Ltd.

Certain affiliated companies accounted for by the equity method with carrying amounts of ¥1,024,084 million and ¥1,235,535 million ($11,505 million) at March 31, 2004 and 2005, respectively, were quoted on various established markets at an aggregate value of ¥1,383,398 million and ¥1,827,725 million ($17,020 million), respectively.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2004	2005	2005
Trade accounts and notes receivable, and other receivables	¥129,036	¥179,519	$1,672
Accounts payable and other payables	460,730	463,870	4,319

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2003	2004	2005	2005
Net revenues	¥921,636	¥883,112	¥1,150,523	$10,714
Purchases	3,725,315	2,577,696	2,923,325	27,222

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2003, 2004 and 2005 were ¥18,270 million, ¥15,722 million and ¥22,164 million ($206 million), respectively.

Toyota has convertible debt securities issued by affiliated companies accounted for by the equity method, which were included in “Investments and other assets - Affiliated companies” in the consolidated balance sheets at fair value. Fair value of those securities as of March 31, 2004 and 2005 were ¥8,005 million and ¥11,124 million ($104 million), respectively. Maturities of these convertible debt securities are in one year.

 Variable Interest Entities -

Toyota enters into securitization transactions with certain special-purpose entities. However, substantially all securitization transactions are with entities that are qualifying special-purpose entities under FAS 140 and thus no material variable interest entities (“VIEs”) relating to these securitization transactions.

Certain joint ventures in which Toyota has invested are VIEs for which Toyota is not the primary beneficiary. However, neither the aggregate size of these joint ventures nor Toyota’s involvements in these entities are material to Toyota’s consolidated financial statements.

13. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2004 and 2005 consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2004	2005	2005
Loans, principally from banks, with a weighted-average interest at March 31, 2004 and March 31, 2005 of 1.29% and 1.58% per annum, respectively	¥806,508	¥789,801	$7,354
Commercial paper with a weighted-average interest at March 31, 2004 and March 31, 2005 of 1.47% and of 2.81% per annum, respectively	1,382,516	1,592,026	14,825

	¥2,189,024	¥2,381,827	$22,179

At March 31, 2005, Toyota has unused short-term lines of credit amounting to ¥1,617,351 million ($15,061 million) of which ¥619,387 million ($5,768 million) related to commercial paper programs. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2004 and 2005 comprises the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2004	2005	2005
Unsecured loans, representing obligations principally to banks, due 2004 to 2025 in 2004 and due 2005 to 2025 in 2005 with interest ranging from 0.05% to 16.00% per annum in 2004 and from 0.05% to 27.00% per annum in 2005	¥669,751	¥894,212	$8,327
Secured loans, representing obligations principally to banks, due 2004 to 2019 in 2004 and due 2005 to 2019 in 2005 with interest ranging from 0.35% to 5.04% per annum in 2004 and from 0.35% to 5.60% per annum in 2005	29,307	24,320	226
Medium-term notes of consolidated subsidiaries, due 2004 to 2019 in 2004 and due 2005 to 2035 in 2005 with interest ranging from 0.05% to 7.59% per annum in 2004 and from 0.01% to 7.59% per annum in 2005	3,027,920	3,447,104	32,099
Unsecured notes of parent company, due 2008 to 2018 in 2004 and due 2008 to 2018 in 2005 with interest ranging from 1.33% to 3.00% per annum in 2004 and from 1.33% to 3.00% per annum in 2005	500,000	500,000	4,656
Unsecured notes of consolidated subsidiaries, due 2004 to 2031 in 2004 and due 2005 to 2031 in 2005 with interest ranging from 0.27% to 7.00% per annum in 2004 and from 0.27% to 7.00% per annum in 2005	1,044,875	1,228,929	11,443
Notes payable related to securitized finance receivables structured as collateralized borrowings	23,903	—	—
Long-term capital lease obligations, due 2004 to 2017 in 2004 and due 2005 to 2017 in 2005, with interest ranging from 0.37% to 9.33% per annum in 2004 and from 0.37% to 9.33% per annum in 2005	76,705	71,280	664

	5,372,461	6,165,845	57,415
Less - Current portion due within one year	(1,125,195)	(1,150,920)	(10,717)

	¥4,247,266	¥5,014,925	$46,698

At March 31, 2005, property, plant and equipment with a book value of ¥112,885 million ($1,051 million) was pledged as collateral by consolidated subsidiaries for certain debt obligations. In addition, other assets aggregating ¥44,553 million ($415 million) was pledged as collateral by consolidated subsidiaries for certain debt obligations. At March 31, 2005, approximately 38%, 27%, 17% and 18% of long-term debt is denominated in U.S. dollars, Japanese yen, euros, and other currencies, respectively.

The aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2006	¥1,150,920	$10,717
2007	1,251,073	11,650
2008	1,260,228	11,735
2009	927,560	8,637
2010	628,884	5,856

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. During the year ended March 31, 2005, Toyota has not received any significant such requests from these banks.

At March 31, 2005, Toyota has unused long-term lines of credit amounting to ¥3,677,859 million ($34,248 million).

14. Product warranties:

Toyota provides product warranties for certain defects mainly resulting from manufacturing based on warranty contracts with its customers at the time of sale of products. Toyota accrues estimated warranty costs to be incurred in the future in accordance with the warranty contracts. The net change in the accrual for the product warranties for the years ended March 31, 2003, 2004 and 2005, which is included in “Accrued expenses” in the accompanying consolidated balance sheets, consist of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2003	2004	2005	2005
Liabilities for product warranties at beginning of year	¥225,654	¥240,634	¥269,140	$2,506
Payments made during year	(179,650)	(193,979)	(209,166)	(1,948)
Provision for warranties	200,484	229,578	239,117	2,227
Changes relating to pre-existing warranties	(1,670)	(1,910)	(3,654)	(34)
Other	(4,184)	(5,183)	1,725	16

Liabilities for product warranties at end of year	¥240,634	¥269,140	¥297,162	$2,767

The other amount primarily includes the impact of currency translation adjustments and the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest.

In addition to product warranties above, Toyota initiates recall actions or voluntary service campaigns to repair or to replace parts which might be expected to fail from products safety perspectives or customer satisfaction standpoints. Toyota accrues costs of these activities, which are not included in the reconciliation above, based on management’s estimates.

15. Other payables:

Other payables are mainly related to purchases of property, plant and equipment and non-manufacturing purchases.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Income taxes:

The components of income before income taxes comprise the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2003	2004	2005	2005
Income before income taxes:
Parent company and domestic subsidiaries	¥803,594	¥1,104,719	¥946,626	$8,815
Foreign subsidiaries	423,058	661,074	808,011	7,524

	¥1,226,652	¥1,765,793	¥1,754,637	$16,339

The provision for income taxes consists of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2003	2004	2005	2005
Current income tax expense:
Parent company and domestic subsidiaries	¥497,613	¥404,672	¥376,845	$3,509
Foreign subsidiaries	93,674	155,804	196,354	1,828

Total current	591,287	560,476	573,199	5,337

Deferred income tax expense (benefit):
Parent company and domestic subsidiaries	(102,276)	77,970	34,820	324
Foreign subsidiaries	28,003	42,858	49,891	465

Total deferred	(74,273)	120,828	84,711	789

Total provision	¥517,014	¥681,304	¥657,910	$6,126

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 41.3% in the years ended March 31, 2003 and 2004. Due to changes in Japanese income tax regulations, effective April 1, 2004, the statutory rate was reduced to approximately 40.2%, and such rate was also used to calculate the future expected tax effects of temporary differences, which are expected to be realized on and after April 1, 2005. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the years ended March 31,
	2003	2004	2005
Statutory tax rate	41.3%	41.3%	40.2%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	0.7	0.5	0.3
Tax on equity earnings in affiliated companies	1.6	1.7	1.8
Valuation allowance	1.3	(0.9)	(0.1)
Tax credits	(1.9)	(3.5)	(3.4)
Changes in tax rate resulting from enactment of income tax regulations	0.6	0.6	—
Other	(1.5)	(1.1)	(1.3)

Effective income tax rate	42.1%	38.6%	37.5%

Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2004	2005	2005
Deferred tax assets
Accrued pension and severance costs	¥204,002	¥172,811	$1,609
Warranty reserves and accrued expenses	162,783	160,565	1,495
Other accrued employees’ compensation	115,416	111,555	1,039
Operating loss carryforwards for tax purposes	84,829	50,566	471
Inventory adjustments	43,392	53,093	494
Property, plant and equipment and other assets	109,623	131,467	1,224
Other	267,745	294,828	2,746

Gross deferred tax assets	987,790	974,885	9,078
Less - Valuation allowance	(104,083)	(102,737)	(957)

Total deferred tax assets	883,707	872,148	8,121

Deferred tax liabilities
Unrealized gains on securities	(273,591)	(255,028)	(2,375)
Undistributed earnings of affiliates accounted for by the equity method	(360,310)	(365,981)	(3,408)
Basis difference of acquired assets	(33,670)	(33,313)	(310)
Lease transactions	(287,410)	(321,055)	(2,990)
Gain on securities contribution to employee retirement benefit trust	(66,523)	(66,523)	(619)
Other	(43,526)	(65,681)	(611)

Gross deferred tax liabilities	(1,065,030)	(1,107,581)	(10,313)

Net deferred tax liability	¥(181,323)	¥(235,433)	$(2,192)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation allowance mainly relates to deferred tax assets of the consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2003, 2004 and 2005 consist of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2003	2004	2005	2005
Valuation allowance at beginning of year	¥103,211	¥119,620	¥104,083	$969
Additions	29,530	17,738	21,249	198
Deductions	(12,989)	(31,934)	(22,829)	(213)
Other	(132)	(1,341)	234	3

Valuation allowance at end of year	¥119,620	¥104,083	¥102,737	$957

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest, changes in the statutory tax rates and currency translation adjustments during the years ended March 31, 2003, 2004 and 2005.

During the years ended March 31, 2004 and 2005, certain subsidiaries reported favorable results resulting in reduction or reversal of certain previously provided valuation allowances.

The deferred tax assets and liabilities that comprise the net deferred tax liability are included in the consolidated balance sheets as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2004	2005	2005
Deferred tax assets
Deferred income taxes (Current assets)	¥457,161	¥475,764	$4,430
Investments and other assets - other	145,695	108,513	1,010

Deferred tax liabilities
Other current liabilities	(5,618)	(8,040)	(74)
Deferred income taxes (Long-term liabilities)	(778,561)	(811,670)	(7,558)

Net deferred tax liability	¥(181,323)	¥(235,433)	$(2,192)

Management intends to reinvest certain undistributed earnings of their foreign subsidiaries for an indefinite period of time. As a result, no provision for income taxes has been made on undistributed earnings of these subsidiaries not expected to be remitted in the foreseeable future aggregating ¥1,776,398 million ($16,542 million) as of March 31, 2005. Toyota estimates an additional tax provision of ¥113,951 million ($1,061 million) would be required if the full amount of these accumulated earnings became subject to Japanese taxes.

Operating loss carryforwards for tax purposes attributed to consolidated subsidiaries at March 31, 2005 were approximately ¥141,534 million ($1,318 million) and are available as an offset against future taxable income of such subsidiaries. The majority of these carryforwards expire in years 2006 to 2012.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Shareholders’ equity:

Changes in the number of shares of common stock issued have resulted from the following:

	For the years ended March 31,
	2003	2004	2005
Common stock issued
Balance at beginning of year	3,649,997,492	3,609,997,492	3,609,997,492
Issuance during the year	—	—	—
Purchase and retirement	(40,000,000)	—	—

Balance at end of year	3,609,997,492	3,609,997,492	3,609,997,492

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the parent company and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriation is required when total amount of the legal reserve and capital surplus reaches 25% of stated capital. The legal reserve included in retained earnings as of March 31, 2004 and 2005 was ¥133,432 million and ¥141,064 million ($1,314 million), respectively. The legal reserve is restricted and unable to be used for dividend payments, and is excluded from the calculation of the profit available for dividend.

The amounts of statutory retained earnings of the parent company available for dividend payments to shareholders were ¥4,765,477 million and ¥4,864,555 million ($45,298 million) as of March 31, 2004 and 2005, respectively. In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings at March 31, 2005 include amounts representing year-end cash dividends of ¥130,723 million ($1,217 million), ¥40 ($0.37) per share, which were approved at the shareholders’ meeting held on June 23, 2005.

Retained earnings at March 31, 2005 include ¥919,685 million ($8,564 million) relating to equity in undistributed earnings of companies accounted for by the equity method.

In June 26, 1997, the shareholders of the parent company approved a stock repurchase policy at the Ordinary General Shareholders’ Meeting in accordance with the Japanese Commercial Code, which allows the company to purchase treasury stock only for the purpose of retirement of the stock with a resulting reduction in retained earnings. Under the stock repurchase policy, the shareholders authorized the parent company to repurchase up to 370 million shares of its common stock without the limitation of time, subject to the approval of the Board of Directors. In October 2001, the Japanese Commercial Code was changed to allow the company to purchase treasury stock without limitation of reason during the whole period until the next Ordinary General Shareholders’ Meeting by the resolution of the Board of Directors up to the limitation of number of shares and aggregated acquisition costs approved at the Ordinary General Shareholders’ Meeting. In response to the Japanese Commercial Code revision, on June 26, 2002, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved the amendment of the stock repurchase policy in the Articles of Incorporation to be deleted the limitation of the purpose of purchasing treasury stock noted above. As a result, Toyota’s unused authorized shares for the repurchase of shares of common stock under the legacy policy elapsed. In the same Shareholders’ Meeting, the shareholders of the parent company also approved the purchase as treasury stock of up to 170 million shares at a cost up to ¥600,000 million during the period until the next Ordinary General Shareholders’ Meeting which was held on June 26, 2003. As a result, the parent company repurchased approximately 170 million shares during the year ended March 31, 2003. On June 26, 2003, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company again approved to purchase up

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to 150 million of its common stock at a cost up to ¥400,000 million during the period until the next Ordinary General Shareholders’ Meeting which was held on June 23, 2004. According to this authorization, the parent company purchased approximately 113 million shares of its treasury stock during the approved period of time. On June 23, 2004, at the Ordinary Shareholders’ Meeting, the shareholders of the parent company again approved to purchase up to 65 million of its common stock at a cost of up to ¥250,000 million during the period until the next Ordinary General Shareholders’ Meeting which was held on June 23, 2005, and, in response to the Japanese Commercial Code revision, also approved to change the Articles of Incorporation to authorize the Board of Directors to repurchase treasury stock on the basis of its resolution. During this approved period of time, the parent company purchased 59 million of shares. In addition, on June 23, 2005, the shareholders of the parent company approved to purchase up to 65 million of its common stock at a cost of up to ¥250,000 million during the period until the resolution of next Ordinary General Shareholders’ Meeting. These approvals by the shareholders on and after the resolution in the Ordinary General Shareholders’ Meeting on June 23, 2004 are not required under the current regulation.

In years prior to 1997, Toyota had made free distributions of shares to its shareholders for which no accounting entry is required in Japan. Had the distributions been accounted for in a manner used by companies in the United States of America, ¥2,576,606 million ($23,993 million) would have been transferred from retained earnings to the appropriate capital accounts.

Detailed components of accumulated other comprehensive loss at March 31, 2004 and 2005 and the related changes, net of taxes for the years ended March 31, 2003, 2004 and 2005 consist of the following:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Minimum pension liability adjustments	Net gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balances at March 31, 2002	¥(172,488)	¥33,747	¥(127,773)	¥(790)	¥(267,304)

Other comprehensive income (loss)	(139,285)	(26,495)	(171,978)	790	(336,968)

Balances at March 31, 2003	(311,773)	7,252	(299,751)	—	(604,272)

Other comprehensive income (loss)	(203,257)	329,672	273,265	—	399,680

Balances at March 31, 2004	(515,030)	336,924	(26,486)	—	(204,592)

Other comprehensive income	75,697	38,455	9,780	—	123,932

Balances at March 31, 2005	¥(439,333)	¥375,379	¥(16,706)	¥—	¥(80,660)

	U.S. dollars in millions
	Foreign currency translation adjustments	Unrealized gains on securities	Minimum pension liability adjustments	Net gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balances at March 31, 2004	$(4,796)	$3,137	$(246)	$—	$(1,905)

Other comprehensive income	705	358	91	—	1,154

Balances at March 31, 2005	$(4,091)	$3,495	$(155)	$—	$(751)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax effects allocated to each component of other comprehensive income for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Yen in millions
	Pre-tax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2003
Foreign currency translation adjustments	¥(142,278)	¥2,993	¥(139,285)
Unrealized losses on securities:
Unrealized net holding losses arising for the year	(143,806)	59,707	(84,099)
Less: reclassification adjustments for losses included in net income	98,100	(40,496)	57,604
Minimum pension liability adjustments	(292,315)	120,337	(171,978)
Net gains on derivative instruments	1,074	(284)	790

Other comprehensive loss	¥(479,225)	¥142,257	¥(336,968)

For the year ended March 31, 2004
Foreign currency translation adjustments	¥(201,511)	¥(1,746)	¥(203,257)
Unrealized gains on securities:
Unrealized net holding gains arising for the year	554,496	(211,234)	343,262
Less: reclassification adjustments for gains included in net income	(21,953)	8,363	(13,590)
Minimum pension liability adjustments	450,549	(177,284)	273,265

Other comprehensive income	¥781,581	¥(381,901)	¥399,680

For the year ended March 31, 2005
Foreign currency translation adjustments	¥76,089	¥(392)	¥75,697
Unrealized gains on securities:
Unrealized net holding gains arising for the year	214,661	(86,294)	128,367
Less: reclassification adjustments for gains included in net income	(150,355)	60,443	(89,912)
Minimum pension liability adjustments	21,691	(11,911)	9,780

Other comprehensive income	¥162,086	¥(38,154)	¥123,932

	U.S. dollars in millions
	Pre-tax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2005
Foreign currency translation adjustments	$709	$(4)	$705
Unrealized gains on securities:
Unrealized net holding gains arising for the year	1,998	(803)	1,195
Less: reclassification adjustments for gains included in net income	(1,400)	563	(837)
Minimum pension liability adjustments	202	(111)	91

Other comprehensive income	$1,509	$(355)	$1,154

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Stock-based compensation:

In June 1997, the parent company’s shareholders approved a stock option plan for board members. In June 2001, the shareholders approved an amendment of the plan to include both board members and key employees. Each year, since the plans’ inception, the shareholders have approved the authorization for the grant of options for the purchase of Toyota’s common stock. Authorized shares for each year that remain ungranted are unavailable for grant in future years. Stock options with a term ranging from 4 years to 6 years are granted with an exercise price equal to 1.025 times the closing price of Toyota’s common stock on the date of grant and generally vest 2 years from the date of grant.

Subsequent to March 31, 2005, the shareholders approved the authorization of an additional 2,104,000 shares for issuance under the Toyota’s stock option plan for board members and key employees.

The following table summarizes Toyota’s stock option activity:

	Yen
	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life in years
Options outstanding at March 31, 2002	2,398,200	¥4,237	2.62

Granted	1,876,000	2,958
Exercised	—	—
Canceled	(348,800)	3,895

Options outstanding at March 31, 2003	3,925,400	3,656	3.53

Granted	1,958,000	3,116
Exercised	—	—
Canceled	(987,000)	3,849

Options outstanding at March 31, 2004	4,896,400	3,401	3.83

Granted	2,021,000	4,541
Exercised	(810,300)	2,995
Canceled	(606,800)	4,105

Options outstanding at March 31, 2005	5,500,300	¥3,802	3.86

Options exercisable at March 31, 2003	625,000	¥4,503	0.85
Options exercisable at March 31, 2004	1,371,400	¥4,319	1.15
Options exercisable at March 31, 2005	1,740,300	¥3,641	1.69

The following table summarizes information for options outstanding and options exercisable at March 31, 2005:

	Outstanding				Exercisable
Exercise price range	Number of shares	Weighted -average exercise price	Weighted -average exercise price	Weighted -average remaining life	Number of shares	Weighted -average exercise price	Weighted -average exercise price
Yen		Yen	Dollars	Years		Yen	Dollars
¥2,958 – 4,000	2,538,900	¥3,067	$29	4.02	785,900	¥2,958	$28
4,001 – 4,541	2,961,400	4,432	41	3.72	954,400	4,203	39

2,958 – 4,541	5,500,300	3,802	35	3.86	1,740,300	3,641	34

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average fair value per option at the date of grant for options granted during the years ended March 31, 2003, 2004 and 2005 was ¥766, ¥769 and ¥1,139 ($11), respectively. The fair value of options granted, which is amortized over the option vesting period in determining the pro forma impact in Note 2, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2003	2004	2005
Dividend rate	1.3%	1.5%	1.5%
Risk-free interest rate	0.7%	0.4%	1.2%
Expected volatility	34%	34%	32%
Expected holding period (years)	5.1	5.3	5.3

19. Employee benefit plans:

  Pension and severance plans –

Upon terminations of employments, employees of the parent company and subsidiaries in Japan are entitled, under the retirement plans of each company, to lump-sum indemnities or pension payments as described below, based on current rates of pay and lengths of service. Under normal circumstances, the minimum payment prior to retirement age is an amount based on voluntary retirement. Employees receive additional benefits on involuntary retirement, including retirement at the age limit.

Effective October 1, 2004, the parent company amended its retirement plan to introduce a “point” based retirement benefit plan. Under the new plan, upon terminations of employment, employees are entitled to lump-sum or pension payments determined based on accumulated “points” vested in each year of service. Under the new plan, there are three types of “points” that vest in each year of service consisting of “service period points” which are attributed to the length of service, “job title points” which are attributed to the job title of each employee, and “performance points” which are attributed to the annual performance evaluation of each employee. Under normal circumstances, the minimum payment prior to retirement age is an amount reflecting an adjustment rate applied to represent voluntary retirement. Employees receive additional benefits upon involuntary retirement, including retirement at the age limit. As a result of this plan amendment, the projected benefit obligation decreased by ¥32,208 million ($300 million), at October 1, 2004 and resulted in an unrecognized prior service cost, which is recognized in future service periods.

The parent company and most subsidiaries in Japan have contributory funded defined benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law (“JWPIL”) or the Corporate Defined Benefit Pension Plan Law (CDBPPL). The contributory pension plans under JWPIL cover a portion of the governmental welfare pension program, under which the contributions are made by the companies and their employees, and a corporate portion representing the noncontributory pension plans. However, the contributory pension plans under the CDBPPL are established solely by the companies and are not required to cover any portion of the governmental welfare program. The pension benefits are determined based on the number of points upon retirement for companies which employ the point plan, or determined based on length of service and current rates of pay as stipulated in the aforementioned regulations for companies which do not employ a points-based plan. Both benefits are payable, at the option of the retiring employee, as a monthly pension payment or in a lump-sum amount. The contributions to the plans are funded with several financial institutions in accordance with the applicable laws and regulations. These pension plan assets consist principally of investments in government obligations, equity and fixed income securities, and insurance contracts. Most foreign subsidiaries have defined benefit pension plans or severance indemnity plans covering substantially all of their employees under which the cost of benefits are currently invested or accrued. The benefits for these plans are based primarily on lengths of service and current rates of pay.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transfer to the government of the Substitutional Portion of the Employee Pension Fund Liabilities –

The parent company and certain subsidiaries in Japan had maintained employees’ pension funds (EPFs) pursuant to the JWPIL. The EPF consisted of two tiers, a Substitutional Portion, in which the EPF, in lieu of the government’s social insurance program, collected contributions, funded them and paid benefits to the employees with respect to the pay-related portion of the old-age pension benefits prescribed by JWPIL, and a Corporate Portion which was established at the discretion of each employer.

In June 2001, the CDBPPL was enacted and allowed any EPF to terminate its operation relating to the Subsititutional Portion that in the past an EPF had operated and managed in lieu of the government, subject to approval from the Japanese Minister of Health, Labour and Welfare. In September 2003, Toyota Motor Pension Fund, the parent company’s EPF under JWPIL, obtained the approval from the Minister for the exemption from benefit payments related to employee services of the Subsititutional Portion. In January 2004, Toyota Motor Pension Fund completed the transfer of the plan assets attributable to the Subsititutional Portion to the government. In addition, during the years ended March 31, 2004 and 2005, certain subsidiaries and affiliates in Japan that had EPFs under JWPIL also completed the transfer of the plan assets attributable to the Subsititutional Portion to the government in compliance with the same procedures followed by the parent company. Certain other subsidiaries and affiliates in Japan that have EPFs under JWPIL are currently in process of obtaining the approval from the Minister for the exemption from the benefit payments related to employee service of the Subsititutional Portion and upon approval will transfer the plan assets equivalent to the Subsititutional Portion to the government.

In accordance with the consensus on EITF Issue No. 03-2, Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities (“EITF 03-2”), Toyota accounted the entire separation process, upon completion of transfer of the plan assets attributable to the Substitutional Portion to the government, as a single settlement transaction. During the years ended March 31, 2004 and 2005, Toyota recognized settlement losses of ¥323,715 million and ¥96,066 million ($894 million), respectively, as part of net periodic pension costs which are the proportionate amounts of the net unrecognized losses immediately prior to the separation related to the entire EPFs under JWPIL, and which are determined based on the proportion of the projected benefit obligation settled to the total projected benefit obligation immediately prior to the separation. Toyota also recognized as reductions of net periodic pension costs totaling ¥109,885 million and ¥21,722 million ($202 million) for the years ended March 31, 2004 and 2005, respectively, which resulted in gains attributed to the derecognition of previously accrued salary progression. In addition, Toyota recognized gains of ¥320,867 million and ¥121,553 million ($1,132 million) for the years ended March 31, 2004 and 2005, respectively, which represented the differences between the obligation settled and the assets transferred to the government. These gains and losses are reflected in the consolidated statement of income for the years ended March 31, 2004 and 2005 as follows:

	Yen in millions
	For the year ended March 31, 2004
	Costs of products sold	Selling, general and administrative	Total
Settlement losses	¥(288,177)	¥(35,538)	¥(323,715)
Gains on derecognition of previously accrued salary progression	98,079	11,806	109,885
Gains on difference between the obligation settled and the assets transferred	—	320,867	320,867

Total	¥(190,098)	¥297,135	¥107,037

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2005
	Costs of products sold	Selling, general and administrative	Total
Settlement losses	¥(85,379)	¥(10,687)	¥(96,066)
Gains on derecognition of previously accrued salary progression	19,494	2,228	21,722
Gains on difference between the obligation settled and the assets transferred	—	121,553	121,553

Total	¥(65,885)	¥113,094	¥47,209

	U.S. dollars in millions
	For the year ended March 31, 2005
	Costs of products sold	Selling, general and administrative	Total
Settlement losses	$(794)	$(100)	$(894)
Gains on derecognition of previously accrued salary progression	181	21	202
Gains on difference between the obligation settled and the assets transferred	—	1,132	1,132

Total	$(613)	$1,053	$440

All these gains and losses are non-cash gains and losses, and reported on a net basis in “Pension and severance costs, less payments” in the consolidated statements of cash flows for the years ended March 31, 2004 and 2005.

Toyota uses a March 31 measurement date for the majority of its benefit plans.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information regarding Toyota’s defined benefit plans follow:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2004	2005	2005
Change in benefit obligation
Benefit obligation at beginning of year	¥2,346,127	¥1,891,051	$17,609
Service cost	75,988	60,715	565
Interest cost	48,674	37,790	352
Plan participants’ contributions	2,245	1,078	10
Plan amendments	(7,903)	(47,535)	(443)
Projected benefit obligation settled due to the separation of substitutional portion	(752,646)	(304,184)	(2,832)
Actuarial gain	(11,280)	(80,370)	(748)
Acquisition and other	265,969	(32,816)	(306)
Benefits paid	(76,123)	(74,990)	(698)

Benefit obligation at end of year	1,891,051	1,450,739	13,509

Change in plan assets
Fair value of plan assets at beginning of year	932,166	1,049,815	9,776
Actual return on plan assets	171,600	43,866	408
Acquisition and other	128,031	(10,304)	(96)
Employer contributions	213,790	86,128	802
Plan participants’ contributions	2,245	1,078	10
Assets transferred to the government due to the separation of substitutional portion	(321,894)	(160,909)	(1,498)
Benefits paid	(76,123)	(74,990)	(698)

Fair value of plan assets at end of year	1,049,815	934,684	8,704

Funded status	841,236	516,055	4,805
Unrecognized actuarial loss	(478,830)	(256,628)	(2,389)
Unrecognized prior service costs	129,965	171,753	1,599
Unrecognized net transition obligations	(27,572)	(13,290)	(124)

Net amount recognized	¥464,799	¥417,890	$3,891

In connection with the enactment of the CDBPPL and the transfer of the Substitutional Portion, the parent company performed its pension funding calculations for the Toyota Motor Pension Fund as required by the CDBPPL and contributed ¥115,294 million to plan assets in cash during the year ended March 31, 2004, equivalent to the unfunded “Corporate Portion” of the EPF.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts recognized in the consolidated balance sheets are comprised of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2004	2005	2005
Accrued pension and severance costs	¥725,569	¥646,989	$6,025
Prepaid pension and severance costs	(164,176)	(173,078)	(1,612)
Investments and other assets	(18,627)	(7,027)	(66)
Accumulated other comprehensive income	(77,967)	(48,994)	(456)

Net amount recognized	¥464,799	¥417,890	$3,891

The accumulated benefit obligation for all defined benefit pension plans was ¥1,688,666 million and ¥1,284,339 million ($11,959 million) at March 31, 2004 and 2005, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2004	2005	2005
Projected benefit obligation	¥1,051,841	¥512,571	$4,773
Accumulated benefit obligation	954,158	489,975	4,563
Fair value of plan assets	349,217	63,675	593

Components of the net periodic pension cost are as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2003	2004	2005	2005
Service cost	¥71,873	¥75,988	¥60,715	$565
Interest cost	49,030	48,674	37,790	352
Expected return on plan assets	(23,003)	(24,991)	(27,517)	(256)
Amortization of prior service costs	(14,272)	(15,092)	(16,599)	(155)
Recognized net actuarial loss	22,977	45,653	22,366	208
Settlement loss resulting from the transfer of the substitutional portion	—	213,830	74,344	692
Amortization of net transition obligation	19,630	18,963	9,981	93

Net periodic pension cost	¥126,235	¥363,025	¥161,080	$1,499

Changes in recognized net actuarial loss for the years ended March 31, 2003, 2004, and 2005 were primarily due to changes in estimates made for actuarial assumptions, changes in differences between expected and actual returns on plan assets, and the decrease in net actuarial loss due to the transfers to the government of the Substitutaion Portion of the EPF liabilities.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For plans where the accumulated benefit obligation net of plan assets exceeds the accrued pension and severance costs, Toyota has recorded a minimum pension liability. The minimum pension liability amounts at March 31, 2004 and 2005 were ¥96,594 million and ¥56,021 million ($522 million), respectively. Changes in the minimum pension liability are reflected as adjustments in other comprehensive income (loss) for the years ended March 31, 2003, 2004 and 2005 as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2003	2004	2005	2005
Minimum pension liability adjustments, included in other comprehensive income (loss)	¥(171,978)	¥273,265	¥9,780	$91

Weighted-average assumptions used to determine benefit obligations as of March 31, 2004 and 2005 are as follows:

	March 31,
	2004	2005
Discount rate	2.2%	2.6%
Rate of compensation increase	0.5 - 9.7%	0.1 - 9.7%

Weighted-average assumptions used to determine net periodic pension cost for the years ended March 31, 2003, 2004 and 2005 are as follows:

	For the years ended March 31,
	2003	2004	2005
Discount rate	2.5%	2.1%	2.2%
Expected return on plan assets	2.7%	2.1%	2.1%
Rate of compensation increase	1.5 - 6.0%	0.8 - 9.7%	0.5 - 9.7%

The expected rate of return on plan assets is determined after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions.

Toyota’s pension plan weighted-average asset allocations as of March 31, 2004 and 2005, by asset category are as follows:

	Plan assets at March 31,
	2004	2005
Equity securities	49.4%	64.0%
Debt securities	16.9	21.5
Real estate	0.3	0.5
Other	33.4	14.0

Total	100.0%	100.0%

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota’s policy and objective for plan asset management is to maximize returns on plan assets to meet future benefit payment requirements under risks which Toyota considers permissible. Asset allocations under the plan asset management are determined based on Toyota’s plan asset management guidelines which are established to achieve the optimized asset compositions in terms of the long-term overall plan asset management. Prior to making individual investments, Toyota performs in-depth assessments of corresponding factors including risks, transaction costs and liquidity of each potential investment under consideration. To measure the performance of the plan asset management, Toyota establishes bench mark return rates for each individual investment, combines these individual bench mark rates based on the asset composition ratios within each asset category, and compares the combined rates with the corresponding actual return rates on each asset category.

Toyota expects to contribute ¥83,862 million ($781 million) to its pension plan in the year ending March 31, 2006.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2006	¥72,184	$672
2007	78,137	728
2008	77,379	721
2009	79,998	745
2010	79,568	741
from 2011 to 2015	388,551	3,617

Total	775,817	7,224

Postretirement benefits other than pensions and postemployment benefits -

Toyota’s U.S. subsidiaries provide certain health care and life insurance benefits to eligible retired employees. In addition, Toyota provides benefits to certain former or inactive employees after employment, but before retirement. These benefits are currently unfunded and provided through various insurance companies and health care providers. The costs of these benefits are recognized over the period the employee provides credited service to Toyota. Toyota’s obligations under these arrangements are not material.

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

Fair value hedges -

Toyota enters into interest rate swaps, and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing its exposure to interest rate fluctuations. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to entirely hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the years ended March 31, 2003, 2004 and 2005, the ineffective portion of Toyota’s fair value hedge relationships which are included in cost of financing operations in the accompanying consolidated statements of income were not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Cash flow hedges -

Toyota enters into interest rate swaps, and interest rate currency swap agreements to manage its exposure to interest rate risk, and foreign currency exchange risk mainly associated with funding in currencies in which it operates.

Interest rate swap agreements are used by Toyota to manage its exposure to the variability of interest payments due to the changes in interest rates arising principally from variable-rate debts issued by Toyota. Interest rate swap agreements, which are designated as, and qualify as cash flow hedges are executed as an integral part of specific debt transactions and the critical terms of the interest rate swaps and the hedged debt transactions are the same. Toyota uses interest rate currency swap agreements to manage the foreign-currency exposure to variability in functional-currency-equivalent cash flows principally from debts or borrowings denominated in currencies other than functional currencies.

Net derivative gains and losses included in other comprehensive income are reclassified into earnings at the time that the associated hedged transactions impact the income statement. For the year ended March 31, 2003, a net derivative loss of ¥790 million was reclassified to foreign exchange gain (loss), net in the accompanying consolidated statements of income. This net loss were offset by net gains from transactions being hedged. The components of each derivative’s gain and loss were included in the assessment of hedge effectiveness, and no hedge ineffectiveness was reported because all critical terms of derivative financial instruments designated as, and qualify as, cash flow hedging instruments were same as those of hedged debt transactions. For the years ended March 31, 2004 and 2005, no gains or losses resulted from cash flow hedges were reported as no derivative instruments were designated as, and qualified as cash flow hedging instruments. Toyota does not expect to reclassify any gains or losses included in other comprehensive income as at March 31, 2005, into earnings in next twelve months because no derivative instruments were designated as, and qualified as, cash flow hedges.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and which Toyota is unable or has elected not to apply hedge accounting. Unrealized gains or losses on these derivative instruments are reported in the cost of financing operations and foreign exchange gain, net in the accompanying consolidated statements of income together with realized gains or losses on those derivative instruments.

21. Other financial instruments:

Toyota has certain financial instruments, including financial assets and liabilities and off-balance sheet financial instruments which arose in the normal course of business. These financial instruments are executed with

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The estimated fair values of Toyota’s financial instruments, excluding marketable securities and other securities investments and affiliated companies, are summarized as follows:

	Yen in millions
	March 31, 2004
	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥1,729,776	¥1,729,776
Time deposits	68,473	68,473
Total finance receivables, net	5,069,041	5,228,629
Other receivables	396,788	396,788
Short-term borrowings	(2,189,024)	(2,189,024)
Long-term debt including the current portion	(5,295,756)	(5,387,028)
Foreign exchange forward contracts	8,923	8,923
Interest rate and currency swap agreements	208,141	208,141
Option contracts purchased	8,841	8,841
Option contracts written	(1,725)	(1,725)

	Yen in millions		U.S. dollars in millions
	March 31, 2005		March 31, 2005
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥1,483,753	¥1,483,753	$13,816	$13,816
Time deposits	63,609	63,609	592	592
Total finance receivables, net	6,306,648	6,298,144	58,727	58,647
Other receivables	438,676	438,676	4,085	4,085
Short-term borrowings	(2,381,827)	(2,381,827)	(22,179)	(22,179)
Long-term debt including the current portion	(6,094,565)	(6,140,043)	(56,751)	(57,175)
Foreign exchange forward contracts	(10,176)	(10,176)	(95)	(95)
Interest rate and currency swap agreements	148,119	148,119	1,379	1,379
Option contracts purchased	2,282	2,282	21	21
Option contracts written	(4,042)	(4,042)	(38)	(38)

Following are explanatory notes regarding the financial assets and liabilities other than derivative financial instruments.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and cash equivalents, time deposits and other receivables -

In the normal course of business, substantially all cash and cash equivalents, time deposits and other receivables are highly liquid and are carried at amounts which approximate fair value.

Finance receivables, net -

The carrying value of variable rate finance receivables was assumed to approximate fair value as they were repriced at prevailing market rates at March 31, 2004 and 2005. The fair value of fixed rate finance receivables was estimated by discounting expected cash flows using the rates at which loans of similar credit quality and maturity would be made as of March 31, 2004 and 2005.

Short-term borrowings and long-term debt -

The fair values of short-term borrowings and total long-term debt including the current portion were estimated based on the discounted amounts of future cash flows using Toyota’s current incremental borrowing rates for similar liabilities.

22. Lease commitments:

Toyota leases certain assets under capital lease and operating lease arrangements.

An analysis of leased assets under capital leases is as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2004	2005	2005
Class of property
Building	¥10,937	¥11,762	$110
Machinery and equipment	161,446	162,938	1,517
Less - Accumulated depreciation	(118,956)	(128,578)	(1,198)

	¥53,427	¥46,122	$429

Amortization expenses under capital leases for the years ended March 31, 2003, 2004 and 2005 were ¥14,501 million, ¥12,908 million and ¥12,725 million ($118 million), respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2005 are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2006	¥17,982	$167
2007	16,202	151
2008	12,200	114
2009	6,192	58
2010	5,814	54
Thereafter	20,712	193

Total minimum lease payments	79,102	737
Less - Amount representing interest	(7,822)	(73)

Present value of net minimum lease payments	71,280	664
Less - Current obligations	(17,044)	(159)

Long-term capital lease obligations	¥54,236	$505

Rental expenses under operating leases for the years ended March 31, 2003, 2004 and 2005 were ¥76,118 million, ¥81,912 million and ¥83,784 million ($780 million), respectively.

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2005 are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2006	¥8,649	$81
2007	7,027	65
2008	4,983	46
2009	4,270	40
2010	3,567	33
Thereafter	14,655	137

Total minimum future rentals	¥43,151	$402

23. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments outstanding at March 31, 2005 for the purchase of property, plant and equipment and other assets approximated ¥87,617 million ($816 million).

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and at March 31, 2005, range from one month to 35 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of March 31, 2005 is ¥1,139,638 million ($10,612 million). Liabilities for guarantees totaling ¥3,789 million ($35 million) have been provided as of March 31, 2005. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose obligations Toyota has guaranteed.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2003, Toyota, General Motors Corporation, Ford, DaimlerChrysler, Honda, Nissan and BMW and their U.S. and Canadian sales and marketing subsidiaries, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported nationwide class actions on behalf of all purchasers of new motor vehicles in the United States since January 1, 2001. 26 similar actions were filed in federal district courts in California, Illinois, New York, Massachusetts, Florida, New Jersey and Pennsylvania. Additionally, 56 parallel class actions were filed in state courts in California, Minnesota, New Mexico, New York, Tennessee, Wisconsin, Arizona, Florida, Iowa, New Jersey and Nebraska on behalf of the same purchasers in these states. As of April 1, 2005, actions filed in federal district courts were consolidated in Maine and actions filed in the state courts of California and New Jersey were also consolidated, respectively. The nearly identical complaints allege that the defendants violated the Sherman Antitrust Act by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market. The complaints allege that new vehicle prices in Canada are 10% to 30% lower than those in the United States and that preventing the sale of these vehicles to United States citizens resulted in United States consumers paying excessive prices for the same type of vehicles. The complaints seek permanent injunctions against the alleged antitrust violations and treble damages in an unspecified amount. In March 2004, the federal district court of Maine (i) dismissed claims against certain Canadian sales and marketing subsidiaries, including Toyota Canada, Inc., for lack of personal jurisdiction but denied or deferred to dismiss claims against certain other Canadian companies, and (ii) dismissed the claim for damages based on the Sherman Antitrust Act but did not bar the plaintiffs from seeking injunctive relief against the alleged antitrust violations. The plaintiffs have submitted an amended compliant adding a claim for damages based on state antitrust laws and Toyota is now responding to the plaintiff’s discovery requests. Toyota believes that its actions have been lawful and intends to vigorously defend these cases.

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

In September 2000, the European Union approved a directive that requires member states to promulgate regulations implementing the following by April 21, 2002: (i) manufacturers shall bear all or a significant part of the costs for taking back end-of-life vehicles put on the market after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, manufacturers will also be financially responsible for vehicles put on the market before July 1, 2002; (ii) manufacturers may not use certain hazardous materials in vehicles to be sold after July 2003; (iii) vehicles type-approved and put on the market from three years after the amendment of the directive on type-approval shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or recoverable to a minimum of 95% by weight per vehicle; and (iv) end-of-life vehicles must meet actual re-use of 80% and re-use as material or energy of 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015. Currently, there are numerous uncertainties surrounding the form and implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. All of the member states, other than the 10 new member states, have adopted legislation to implement the directive. In addition, Sweden, Denmark and Belgium have existing legislation that partially implements the directive. The 10 new member states which joined the European Union in May 2004 are also in the process of adopting legislation to implement the directive. In addition, under this directive member states must take measures to ensure that car manufacturers, distributors and other auto-related businesses establish adequate used vehicle disposal facilities and to ensure that hazardous materials and recyclable parts are removed from vehicles prior to scrapping. This directive impacts Toyota’s vehicles sold in the European Union and Toyota expects to introduce vehicles that are in compliance

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

with such measures taken by the member states pursuant to the directive. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2005. Depending on the legislation that is yet to be enacted by certain member states and subject to other circumstances, Toyota may be required to provide additional accruals for the expected costs to comply with these regulations. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

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

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing operations, and vehicle and equipment leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas as of and for the years ended March 31, 2003, 2004 and 2005:

Segment operating results and assets -

As of and for the year ended March 31, 2003:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Total
Revenues
External customers	¥14,300,799	¥707,527	¥493,227	¥—	¥15,501,553
Inter-segment	10,652	17,371	301,990	(330,013)	—

Total revenue	14,311,451	724,898	795,217	(330,013)	15,501,553
Operating expenses	13,064,526	694,570	790,688	(319,877)	14,229,907

Operating income	¥1,246,925	¥30,328	¥4,529	¥(10,136)	¥1,271,646

Segment assets	¥9,392,749	¥7,392,486	¥722,604	¥2,645,135	¥20,152,974
Investment in equity method investees	1,054,234	161,820	—	56,493	1,272,547
Depreciation	657,814	192,624	20,198	—	870,636
Expenditures for segment assets	998,528	544,390	48,041	19,270	1,610,229

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2004:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Total
Revenues
External customers	¥15,963,100	¥716,727	¥614,933	¥—	¥17,294,760
Inter-segment	10,726	20,125	281,311	(312,162)	—

Total revenue	15,973,826	736,852	896,244	(312,162)	17,294,760
Operating expenses	14,454,872	590,854	880,997	(298,853)	15,627,870

Operating income	¥1,518,954	¥145,998	¥15,247	¥(13,309)	¥1,666,890

Segment assets	¥10,207,395	¥8,138,297	¥941,925	¥2,752,611	¥22,040,228
Investment in equity method investees	1,092,713	211,657	—	60,407	1,364,777
Depreciation	772,829	175,533	21,542	—	969,904
Expenditures for segment assets	1,020,608	432,222	43,212	(7,501)	1,488,541

As of and for the year ended March 31, 2005:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Total
Revenues
External customers	¥17,098,415	¥760,664	¥692,447	¥—	¥18,551,526
Inter-segment	15,120	20,597	337,873	(373,590)	—

Total revenue	17,113,535	781,261	1,030,320	(373,590)	18,551,526
Operating expenses	15,661,000	580,408	996,577	(358,646)	16,879,339

Operating income	¥1,452,535	¥200,853	¥33,743	¥(14,944)	¥1,672,187

Segment assets	¥11,141,197	¥9,487,248	¥1,025,517	¥2,681,049	¥24,335,011
Investment in equity method investees	1,271,044	215,642	—	75,746	1,562,432
Depreciation	754,339	220,584	22,790	—	997,713
Expenditures for segment assets	1,161,757	726,777	50,555	(15,849)	1,923,240

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Total
Revenues
External customers	$159,218	$7,083	$6,448	$—	$172,749
Inter-segment	141	192	3,146	(3,479)	—

Total revenue	159,359	7,275	9,594	(3,479)	172,749
Operating expenses	145,833	5,405	9,280	(3,340)	157,178

Operating income	$13,526	$1,870	$314	$(139)	$15,571

Segment assets	$103,745	$88,344	$9,549	$24,966	$226,604
Investment in equity method investees	11,836	2,008	—	705	14,549
Depreciation	7,025	2,054	212	—	9,291
Expenditures for segment assets	10,818	6,768	471	(148)	17,909

Revenues to external customers and operating income of the Financial Services segment for the year ended March 31, 2005, includes the impact of adjustments totaling \14,991 million ($140 million)made by a sales financing subsidiary in the United States of America for the correction of errors relating to prior periods mainly in connection with capitalization of certain disbursements, including disbursements made in prior years, directly related to origination of loans in accordance with Statement of Financial Accounting Standards No. 91.

Geographic Information -

As of and for the year ended March 31, 2003:

	Yen in millions
	Japan	North America	Europe	Other foreign countries	Inter-segment Elimination/ Unallocated Amount	Total
Revenues
External customers	¥6,621,054	¥5,929,803	¥1,514,683	¥1,436,013	¥—	¥15,501,553
Inter-segment	4,224,573	289,036	85,138	110,731	(4,709,478)	—

Total revenue	10,845,627	6,218,839	1,599,821	1,546,744	(4,709,478)	15,501,553
Operating expenses	9,901,337	5,938,851	1,591,516	1,501,118	(4,702,915)	14,229,907

Operating income	¥944,290	¥279,988	¥8,305	¥45,626	¥(6,563)	¥1,271,646

Segment assets	¥9,272,330	¥6,217,941	¥1,516,360	¥1,072,887	¥2,073,456	¥20,152,974
Long-lived assets	2,732,654	1,778,892	410,389	281,944	—	5,203,879

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2004:

	Yen in millions
	Japan	North America	Europe	Other foreign countries	Inter-segment Elimination/ Unallocated Amount	Total
Revenues
External customers	¥7,167,704	¥5,910,422	¥2,018,969	¥2,197,665	¥—	¥17,294,760
Inter-segment	4,422,283	217,217	145,372	164,218	(4,949,090)	—

Total revenue	11,589,987	6,127,639	2,164,341	2,361,883	(4,949,090)	17,294,760
Operating expenses	10,481,860	5,736,662	2,091,866	2,264,970	(4,947,488)	15,627,870

Operating income	¥1,108,127	¥390,977	¥72,475	¥96,913	¥(1,602)	¥1,666,890

Segment assets	¥10,210,904	¥6,674,694	¥1,842,947	¥1,567,276	¥1,744,407	¥22,040,228
Long-lived assets	3,032,629	1,536,550	448,954	336,514	—	5,354,647

As of and for the year ended March 31, 2005:

	Yen in millions
	Japan	North America	Europe	Other foreign countries	Inter-segment Elimination/ Unallocated Amount	Total
Revenues
External customers	¥7,408,136	¥6,187,624	¥2,305,450	¥2,650,316	¥—	¥18,551,526
Inter-segment	4,596,019	185,829	173,977	158,808	(5,114,633)	—

Total revenue	12,004,155	6,373,453	2,479,427	2,809,124	(5,114,633)	18,551,526
Operating expenses	11,016,913	5,925,894	2,370,886	2,667,898	(5,102,252)	16,879,339

Operating income	¥987,242	¥447,559	¥108,541	¥141,226	¥(12,381)	¥1,672,187

Segment assets	¥10,740,796	¥7,738,898	¥2,242,566	¥1,943,807	¥1,668,944	¥24,335,011
Long-lived assets	3,110,123	1,708,147	544,597	432,727	—	5,795,594

	U.S. dollars in millions
	Japan	North America	Europe	Other foreign countries	Inter-segment Elimination/ Unallocated Amount	Total
Revenues
External customers	$68,984	$57,618	$21,468	$24,679	$—	$172,749
Inter-segment	42,797	1,731	1,620	1,479	(47,627)	—

Total revenue	111,781	59,349	23,088	26,158	(47,627)	172,749
Operating expenses	102,588	55,181	22,077	24,843	(47,511)	157,178

Operating income	$9,193	$4,168	$1,011	$1,315	$(116)	$15,571

Segment assets	$100,017	$72,064	$20,882	$18,100	$15,541	$226,604
Long-lived assets	28,961	15,906	5,071	4,030	—	53,968

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

Unallocated amounts included in segment assets represents assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were ¥3,125,276 million, ¥3,270,973 million and ¥3,308,055 million ($30,804 million), as of March 31, 2003, 2004 and 2005, respectively.

Transfers between industry or geographic segments are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

Overseas Revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under FAS No. 131, Disclosure about Segments of an Enterprise and Related Information (“FAS 131”), Toyota discloses this information in order to provide financial statement users with valuable information.

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2003	2004	2005	2005
North America	¥6,200,075	¥6,108,723	¥6,374,235	$59,356
Europe	1,556,261	2,037,344	2,365,525	22,027
Other foreign countries	2,568,229	3,355,148	3,865,764	35,997

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain financial statement data on non-financial services and financial services businesses -

The financial data below presents separately Toyota’s non-financial services and financial services businesses.

Balance sheets –

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2004	2005	2005
Non-Financial Services Businesses
Current assets
Cash and cash equivalents	¥1,618,876	¥1,324,126	$12,330
Time deposits	16,689	8,006	74
Marketable securities	444,543	541,785	5,045
Trade accounts and notes receivable, less allowance for doubtful accounts	1,570,205	1,640,155	15,273
Inventories	1,083,326	1,306,709	12,168
Prepaid expenses and other current assets	1,391,600	1,580,371	14,716

Total current assets	6,125,239	6,401,152	59,606

Investments and other assets	4,254,625	4,804,843	44,742
Property, plant and equipment	4,398,163	4,579,052	42,640

Total Non-Financial Services Businesses assets	14,778,027	15,785,047	146,988

Financial Services Businesses
Current assets
Cash and cash equivalents	110,900	159,627	1,486
Time deposits	51,784	55,603	518
Marketable securities	3,914	1,339	13
Finance receivables, net	2,608,340	3,010,135	28,030
Prepaid expenses and other current assets	605,019	609,946	5,680

Total current assets	3,379,957	3,836,650	35,727

Noncurrent finance receivables, net	3,221,013	3,976,941	37,032
Investments and other assets	580,843	457,115	4,257
Property, plant and equipment	956,484	1,216,542	11,328

Total Financial Services Businesses assets	8,138,297	9,487,248	88,344

Eliminations	(876,096)	(937,284)	(8,728)

Total assets	¥22,040,228	¥24,335,011	$226,604

Assets in the non-financial service include unallocated corporate assets.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2004	2005	2005
Non-Financial Services Businesses
Current liabilities
Short-term borrowings	¥718,396	¥713,474	$6,644
Current portion of long-term debt	62,634	60,092	560
Accounts payable	1,695,255	1,847,036	17,199
Accrued expenses	1,084,357	1,200,122	11,175
Income taxes payable	241,691	263,291	2,452
Other current liabilities	971,796	1,055,336	9,827

Total current liabilities	4,774,129	5,139,351	47,857

Long-term liabilities
Long-term debt	771,791	747,911	6,964
Accrued pension and severance costs	724,369	645,308	6,009
Other long-term liabilities	600,158	564,185	5,254

Total long-term liabilities	2,096,318	1,957,404	18,227

Total Non-Financial Services Businesses liabilities	6,870,447	7,096,755	66,084

Financial Services Businesses
Current liabilities
Short-term borrowings	2,029,258	2,269,197	21,130
Current portion of long-term debt	1,088,762	1,092,328	10,172
Accounts payable	15,287	15,542	145
Accrued expenses	53,031	93,042	866
Income taxes payable	10,864	29,544	275
Other current liabilities	259,826	289,850	2,699

Total current liabilities	3,457,028	3,789,503	35,287

Long-term liabilities
Long-term debt	3,726,355	4,503,247	41,933
Accrued pension and severance costs	1,200	1,681	16
Other long-term liabilities	244,386	331,827	3,090

Total long-term liabilities	3,971,941	4,836,755	45,039

Total Financial Services Businesses liabilities	7,428,969	8,626,258	80,326

Eliminations	(884,048)	(937,881)	(8,733)

Total liabilities	13,415,368	14,785,132	137,677

Minority interest in consolidated subsidiaries	446,293	504,929	4,702
Shareholders’ equity	8,178,567	9,044,950	84,225

Total liabilities and shareholders’ equity	¥22,040,228	¥24,335,011	$226,604

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of income –

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2003	2004	2005	2005
Non-Financial Services Businesses
Net revenues	¥14,803,475	¥16,586,814	¥17,800,357	$165,754

Costs and expenses
Cost of revenues	11,915,394	13,507,835	14,497,252	134,996
Selling, general and administrative	1,631,151	1,540,724	1,813,288	16,885

Total costs and expenses	13,546,545	15,048,559	16,310,540	151,881

Operating income	1,256,930	1,538,255	1,489,817	13,873

Other income (expense), net	(48,563)	97,885	68,736	640

Income before income taxes, minority interest and equity in earnings of affiliated companies	1,208,367	1,636,140	1,558,553	14,513
Provision for income taxes	514,710	627,038	578,709	5,389

Income before minority interest and equity in earnings of affiliated companies	693,657	1,009,102	979,844	9,124
Minority interest in consolidated subsidiaries	(10,796)	(41,886)	(63,952)	(596)
Equity in earnings of affiliated companies	46,309	107,542	131,849	1,228

Net income- Non-Financial Services Businesses	729,170	1,074,758	1,047,741	9,756

Financial Services Businesses
Net revenues	724,898	736,852	781,261	7,275

Costs and expenses
Cost of revenues	425,691	365,750	376,150	3,503
Selling, general and administrative	268,879	225,104	204,258	1,902

Total costs and expenses	694,570	590,854	580,408	5,405

Operating income	30,328	145,998	200,853	1,870

Other expense, net	(11,444)	(16,438)	(4,764)	(44)

Income before income taxes, minority interest and equity in earnings of affiliated companies	18,884	129,560	196,089	1,826
Provision for income taxes	2,298	53,959	78,748	733

Income before minority interest and equity in earnings of affiliated companies	16,586	75,601	117,341	1,093
Minority interest in consolidated subsidiaries	(735)	(815)	(988)	(9)
Equity in earnings of affiliated companies	6,526	12,753	7,622	71

Net income- Financial Services Businesses	22,377	87,539	123,975	1,155

Eliminations	(605)	(199)	(456)	(4)

Net income	¥750,942	¥1,162,098	¥1,171,260	$10,907

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

   Statement of cash flows –

	Yen in millions			Yen in millions
	For the year ended March 31, 2003			For the year ended March 31, 2004
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities
Net income	¥729,170	¥22,377	¥750,942	¥1,074,758	¥87,539	¥1,162,098
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	678,012	192,624	870,636	794,371	175,533	969,904
Provision for doubtful accounts and credit losses	2,989	96,248	99,837	13,356	69,782	83,138
Pension and severance costs, less payments	55,068	569	55,637	(159,291)	24	(159,267)
Loss on disposal of fixed assets	46,205	287	46,492	38,708	1,034	39,742
Unrealized losses on available-for-sale securities, net	111,346	—	111,346	3,063	—	3,063
Deferred income taxes	(85,056)	10,777	(74,273)	82,918	37,603	120,828
Minority interest in consolidated subsidiaries	10,796	735	11,531	41,886	815	42,686
Equity in earnings of affiliated companies	(46,309)	(6,526)	(52,835)	(107,542)	(12,753)	(120,295)
Changes in operating assets and liabilities, and other	206,810	(50,572)	120,775	88,212	(13,546)	44,837

Net cash provided by operating activities	1,709,031	266,519	1,940,088	1,870,439	346,031	2,186,734

Cash flows from investing activities
Additions to finance receivables	—	(6,481,200)	(3,439,936)	—	(8,126,880)	(4,547,068)
Collection of and proceeds from sale of finance receivables	—	5,825,456	2,929,151	—	6,878,953	3,395,430
Additions to fixed assets excluding equipment leased to others	(955,488)	(50,443)	(1,005,931)	(923,105)	(22,698)	(945,803)
Additions to equipment leased to others	(110,351)	(493,947)	(604,298)	(133,214)	(409,524)	(542,738)
Proceeds from sales of fixed assets excluding equipment leased to others	50,702	11,145	61,847	63,211	10,714	73,925
Proceeds from sales of equipment leased to others	64,773	221,765	286,538	78,393	210,288	288,681
Purchases of marketable securities and security investments	(868,227)	(245,771)	(1,113,998)	(1,077,317)	(259,150)	(1,336,467)
Proceeds from sales of and maturity of marketable securities and security investments	727,462	194,503	921,965	1,108,265	327,877	1,436,142
Payment for additional investments in affiliated companies, net of cash acquired	(28,229)	—	(28,229)	(20,656)	—	(20,656)
Changes in investments and other assets, and other	65,499	(13,795)	(8,557)	(16,051)	(41,054)	(17,941)

Net cash used in investing activities	(1,053,859)	(1,032,287)	(2,001,448)	(920,474)	(1,431,474)	(2,216,495)

Cash flows from financing activities
Purchase of common stock	(454,611)	—	(454,611)	(357,457)	—	(357,457)
Proceeds from issuance of long-term debt	174,657	1,528,429	1,686,564	48,373	1,682,550	1,636,570
Payments of long-term debt	(224,261)	(913,207)	(1,117,803)	(140,384)	(1,187,219)	(1,253,045)
Increase (decrease) in short-term borrowings	(83,907)	166,613	30,327	(105,051)	544,806	353,833
Dividends paid	(110,846)	(30)	(110,876)	(137,678)	—	(137,678)
Other	4,074	—	4,074	(15,000)	15,000	—

Net cash provided by (used in) financing activities	(694,894)	781,805	37,675	(707,197)	1,055,137	242,223

Effect of exchange rate changes on cash and cash equivalents	(33,521)	(7,926)	(41,447)	(61,623)	(13,091)	(74,714)

Net increase (decrease) in cash and cash equivalents	(73,243)	8,111	(65,132)	181,145	(43,397)	137,748
Cash and cash equivalents at beginning of year	1,510,974	146,186	1,657,160	1,437,731	154,297	1,592,028

Cash and cash equivalents at end of year	¥1,437,731	¥154,297	¥1,592,028	¥1,618,876	¥110,900	¥1,729,776

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions			U.S. dollars in millions
	For the year ended March 31, 2005			For the year ended March 31, 2005
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities
Net income	¥1,047,741	¥123,975	¥1,171,260	$9,756	$1,155	$10,907
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	777,129	220,584	997,713	7,237	2,054	9,291
Provision for doubtful accounts and credit losses	15,752	47,402	63,154	147	441	588
Pension and severance costs, less payments	(53,401)	468	(52,933)	(497)	4	(493)
Loss on disposal of fixed assets	48,334	825	49,159	450	8	458
Unrealized losses on available-for-sale securities, net	2,324	—	2,324	22	—	22
Deferred income taxes	29,398	54,860	84,711	274	511	789
Minority interest in consolidated subsidiaries	63,952	988	64,938	596	9	605
Equity in earnings of affiliated companies	(131,849)	(7,622)	(139,471)	(1,228)	(71)	(1,299)
Changes in operating assets and liabilities, and other	(97,535)	203,762	130,085	(910)	1,897	1,210

Net cash provided by operating activities	1,701,845	645,242	2,370,940	15,847	6,008	22,078

Cash flows from investing activities
Additions to finance receivables	—	(8,264,794)	(4,296,966)	—	(76,961)	(40,013)
Collection of and proceeds from sale of finance receivables	—	7,289,387	3,377,510	—	67,878	31,451
Additions to fixed assets excluding equipment leased to others	(1,049,572)	(18,715)	(1,068,287)	(9,774)	(174)	(9,948)
Additions to equipment leased to others	(146,891)	(708,062)	(854,953)	(1,367)	(6,593)	(7,961)
Proceeds from sales of fixed assets excluding equipment leased to others	60,034	9,362	69,396	559	87	646
Proceeds from sales of equipment leased to others	84,450	232,006	316,456	786	2,160	2,947
Purchases of marketable securities and security investments	(1,053,417)	(112,374)	(1,165,791)	(9,809)	(1,047)	(10,856)
Proceeds from sales of and maturity of marketable securities and security investments	471,614	102,329	573,943	4,392	952	5,344
Payment for additional investments in affiliated companies, net of cash acquired	(901)	—	(901)	(8)	—	(8)
Changes in investments and other assets, and other	84,979	(16,485)	(11,603)	790	(152)	(107)

Net cash used in investing activities	(1,549,704)	(1,487,346)	(3,061,196)	(14,431)	(13,850)	(28,505)

Cash flows from financing activities
Purchase of common stock	(264,106)	—	(264,106)	(2,459)	—	(2,459)
Proceeds from issuance of long-term debt	27,363	1,862,012	1,863,710	255	17,339	17,354
Payments of long-term debt	(59,689)	(1,160,710)	(1,155,223)	(556)	(10,808)	(10,757)
Increase in short-term borrowings	564	178,956	140,302	5	1,666	1,306
Dividends paid	(165,299)	—	(165,299)	(1,539)	—	(1,539)
Other	(7,000)	7,000	—	(65)	65	—

Net cash provided by (used in) financing activities	(468,167)	887,258	419,384	(4,359)	8,262	3,905

Effect of exchange rate changes on cash and cash equivalents	21,276	3,573	24,849	198	33	231

Net increase (decrease) in cash and cash equivalents	(294,750)	48,727	(246,023)	(2,745)	453	(2,291)
Cash and cash equivalents at beginning of year	1,618,876	110,900	1,729,776	15,075	1,033	16,107

Cash and cash equivalents at end of year	¥1,324,126	¥159,627	¥1,483,753	$12,330	$1,486	$13,816

In consolidated statements of cash flows as classified into non-financial services business and financial services business, cash flows from origination and collection activities of finance receivables relating to inventory-sales are continued to be reported in investing activities.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Per share amounts:

Reconciliations of the differences between basic and diluted net income per share for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the year ended March 31, 2003
Basic net income per common share	¥750,942	3,553,602	¥211.32
Effect of diluted securities
Assumed exercise of dilutive stock options		22

Diluted net income per common share	¥750,942	3,553,624	¥211.32

For the year ended March 31, 2004
Basic net income per common share	¥1,162,098	3,389,074	¥342.90
Effect of diluted securities
Assumed exercise of dilutive stock options		303

Diluted net income per common share	¥1,162,098	3,389,377	¥342.86

For the year ended March 31, 2005
Basic net income per common share	¥1,171,260	3,296,092	¥355.35	$3.31
Effect of dilutive securities
Assumed exercise of dilutive stock options	(1)	662

Diluted net income per common share	¥1,171,259	3,296,754	¥355.28	$3.31

Certain stock options were not included in the computation of diluted net income per share for the years ended March 31, 2003, 2004 and 2005 because the options’ exercise prices were greater than the average market price per common share during the period.

The following table shows Toyota’s net assets per share as of March 31, 2004 and 2005. Net assets per share amounts are calculated as dividing net assets’ amount at the end of each period by the number of shares issued and outstanding at the end of corresponding period. In addition to the disclosure requirements under FAS No. 128, Earnings per Share, Toyota discloses this information in order to provide financial statement users with valuable information.

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net assets	Shares issued and outstanding at the end of the year	Net assets per share	Net assets per share
March 31, 2004
Net assets	¥8,178,567	3,329,921	¥2,456.08
March 31, 2005
Net assets	9,044,950	3,268,078	2,767.67	$25.77

ITEM 19. EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation) (incorporated by reference to Exhibit 1.1 of Toyota’s annual report on Form 20-F filed with the SEC on July 2, 2004 (file no. 001-14948))

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to Exhibit 1.2 of Toyota’s annual report on Form 20-F filed with the SEC on July 2, 2004 (file no. 001-14948))

1.3	Amended and Restated Regulations of the Board of Corporate Auditors of the Registrant (English translation) (incorporated by reference to Exhibit 4.6 to Toyota’s registration statement on Form S-8 filed with the SEC on July 25th, 2003 (file no. 333-107322))

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation) (incorporated by reference to Exhibit 4.6 to Toyota’s registration statement on Form S-8 filed with the SEC on July 25, 2003 (file no. 333-107322))

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 4.2 to Toyota’s Registration Statement on Form F-1 (file no. 333-10768))

2.3	Form of ADR (included in Exhibit 2.2)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation) (incorporated by reference to Exhibit 11.1 of Toyota’s annual report on Form 20-F filed with the SEC on July 31, 2003 (file no. 001-14948))

12.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ TAKESHI SUZUKI
Name:	Takeshi Suzuki
Title:	Senior Managing Director, Member of the Board; Chief Finance and Accounting Officer

Date: June 24, 2005