Form 20-F
period 2006-03-31
TOYOTA MOTOR CORP/
filed 2006-06-26
CIK 1094517

As filed with the Securities and Exchange Commission on June 26, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14948

TOYOTA JIDOSHA KABUSHIKI KAISHA

(Exact Name of Registrant as Specified in its Charter)

TOYOTA MOTOR CORPORATION

(Translation of Registrant’s Name into English)

Japan

(Jurisdiction of Incorporation or Organization)

1 Toyota-cho, Toyota City

Aichi Prefecture 471-8571

Japan

+81 565 28-2121

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common Stock	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

3,241,757,767 Common Stock as of March 31, 2006

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-acccelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes  ☐    No  ☒

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year referred to. All other references to years refer to the applicable calendar year, unless the context otherwise requires. As used herein, the term “Toyota” [and “we” and “our”] refer to Toyota Motor Corporation (the “parent company”) and its consolidated subsidiaries as a group, unless the context otherwise indicates.

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥117.47= $1.00. This was the approximate exchange rate in Japan on March 31, 2006.

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

	Year Ended March 31,
	2002	2003	2004	2005	2006	2006
	(in millions, except share and per share data)
Consolidated Statement of Income Data:
Automotive:
Revenues	¥13,067,428	¥14,311,451	¥15,973,826	¥17,113,535	¥19,338,144	$164,622
Operating income	1,057,948	1,246,925	1,518,954	1,452,535	1,694,045	14,421
Financial Services:
Revenues	698,022	724,898	736,852	781,261	996,909	8,486
Operating income	45,115	30,328	145,998	200,853	155,817	1,326
All Other:
Revenues	728,848	795,217	896,244	1,030,320	1,190,291	10,133
Operating income (loss)	(2,954)	4,529	15,247	33,743	39,748	339
Elimination of intersegment:
Revenues	(303,990)	(330,013)	(312,162)	(373,590)	(488,435)	(4,158)
Operating income (loss)	(6,477)	(10,136)	(13,309)	(14,944)	(11,268)	(96)
Total Company:
Revenues	14,190,308	15,501,553	17,294,760	18,551,526	21,036,909	179,083
Operating income	1,093,632	1,271,646	1,666,890	1,672,187	1,878,342	15,990
Income before income taxes, minority interest and equity in earnings of affiliated companies	972,101	1,226,652	1,765,793	1,754,637	2,087,360 (1)	17,769
Net income	556,567	750,942	1,162,098	1,171,260	1,372,180	11,681
Net income per share:
Basic	152.26	211.32	342.90	355.35	421.76	3.59
Diluted	152.26	211.32	342.86	355.28	421.62	3.59
Shares used in computing net income per share, basic (in thousands)	3,655,304	3,553,602	3,389,074	3,296,092	3,253,450	—
Shares used in computing net income per share, diluted (in thousands)	3,655,306	3,553,624	3,389,377	3,296,754	3,254,499	—

	Year Ended March 31,
	2002	2003	2004	2005	2006	2006
	(in millions)
Consolidated Balance Sheet Data (end of period):
Total Assets:
Automotive	¥9,121,406	¥9,392,749	¥10,207,395	¥11,141,197	¥12,354,827	$105,174
Financial Services	6,910,593	7,392,486	8,138,297	9,487,248	11,613,508	98,864
All other	650,912	722,604	941,925	1,025,517	1,191,261	10,141
Intersegment Elimination/Unallocated	2,622,819	2,645,135	2,752,611	2,681,049	3,571,999	30,408
Total company	19,305,730	20,152,974	22,040,228	24,335,011	28,731,595	244,587
Short-term debt, including current portion of long-term debt	2,984,378	3,118,665	3,314,219	3,532,747	4,756,907	40,495
Long-term debt, less current portion	3,722,706	4,137,528	4,247,266	5,014,925	5,640,490	48,016
Shareholders’ equity (2)	7,264,112	7,121,000	8,178,567	9,044,950	10,560,449	89,899
Other Data:
Capital Expenditures	1,548,593	1,610,229	1,488,541	1,923,240	2,771,240	23,591

(1)	Includes ¥143.3 billion in gain on exchange of marketable securities relating to the merger of Mitsubishi Tokyo Financial Group, Inc., and UFJ Holdings.
(2)	Up through fiscal 2001, the results of certain subsidiaries in Europe and other regions were reported in the consolidated financial statements using a December 31 year-end. During fiscal 2002, the year-ends of most of these foreign subsidiaries were changed from December 31 to March 31. As a result, Toyota decreased retained earnings by ¥3,061 million to reflect the impact of conforming the year-ends at March 31, 2001.

Dividends

Toyota normally pays cash dividends twice per year. Toyota’s board of directors recommends the dividend to be paid following the end of each fiscal year. This recommended dividend must then be approved by shareholders at the Ordinary General Shareholders’ Meeting held in June of each year. Immediately following approval of the dividend at the shareholders’ meeting, Toyota pays the dividend to holders of record as of the preceding March 31. In addition to these year-end dividends, Toyota may pay interim dividends in the form of cash distributions from its surplus to its shareholders of record as of September 30 in each year by resolution of its board of directors and without shareholder approval. Toyota normally pays the interim dividend in late November.

In addition, under the Corporation Act, subject to certain limitation on the distributable surplus, dividends, if any, may be paid to shareholders, beneficial shareholders, and pledgees of record as of a record date as set forth by Toyota’s articles of incorporation or as determined by the board of directors from time to time. Dividends shall be paid by way of distribution of surplus. Dividends may be distributed in cash, or in kind subject to certain conditions being met. Toyota may make distribution of dividends by a resolution of a general shareholders’ meeting. However, under its articles of incorporation, in addition to the distribution of interim dividends mentioned above, Toyota may generally determine the matters with respect to distribution of surplus by a resolution of the board of directors under certain conditions. Toyota introduced such provision of the articles of incorporation in order to secure flexible capital policy, but does not intend to exercise it immediately after such introduction.

The following table sets forth the dividends paid by Toyota for each of the periods shown. The periods shown are the six months ended on that date. The U.S. dollar equivalents for the dividends shown are based on the noon buying rate for Japanese yen on the last date of each period set forth below.

	Dividend per Share
Period Ended	Yen	Dollars
September 30, 2001	13.0	0.11
March 31, 2002	15.0	0.11
September 30, 2002	16.0	0.13
March 31, 2003	20.0	0.17
September 30, 2003	20.0	0.18
March 31, 2004	25.0	0.24
September 30, 2004	25.0	0.23
March 31, 2005	40.0	0.37
September 30, 2005	35.0	0.31
March 31, 2006	55.0	0.47

The payment and the amount of any future dividends are subject to the level of Toyota’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Exchange Rates

In parts of this annual report, yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translations was ¥117.47= $1.00. This was the approximate exchange rate in Japan on March 31, 2006.

The following table sets forth information regarding the noon buying rates for Japanese yen in New York City as announced for customs purposes by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00 during the periods shown. On June 22, 2006 the noon buying rate was ¥115.94 = $1.00. The average exchange rate for the periods shown is the average of the month-end rates during the period.

Fiscal Year Ending March 31,	At End of Period	Average (of month-end rates)	High	Low
	(¥ per $1.00)
2002	132.70	125.64	134.77	115.89
2003	118.07	121.10	133.40	115.71
2004	104.18	112.75	120.55	104.18
2005	107.22	107.28	114.30	102.26
2006	117.48	113.67	120.93	104.41
2007 (through June 22, 2006)	115.94	114.00	118.66	110.07

Month Ending	High	Low
	(¥ per $1.00)
December 31, 2005	120.93	115.78
January 31, 2006	117.55	113.96
February 28, 2006	118.95	115.82
March 31, 2006	119.07	115.89
April 30, 2006	118.66	113.79
May 31, 2006	113.46	110.07

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

ITEM 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code and continues to exist under the Corporation Act of Japan. Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd.). Toyota became a separate company on August 28, 1937. As of March 31, 2006 Toyota operated through 523 consolidated subsidiaries and 219 affiliated companies, of which 56 companies were accounted for through the equity method.

See “— Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures between April 1, 2003 and March 31, 2006 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota’s principal executive offices are located at 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota’s telephone number in Japan is 81-565-28-2121.

4.B BUSINESS OVERVIEW

General

Toyota primarily conducts business in the automotive industry. Toyota also conducts business in the finance and other industries. Toyota sold 7.97 million vehicles in fiscal 2006 on a consolidated basis. Toyota had net revenues of ¥21,036.9 billion and net income of ¥1,372.1 billion in fiscal 2006.

Toyota’s business segments are automotive operations, financial services operations and all other operations. The following table sets for the Toyota’s net revenues from external customers in each of its business segments for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2004	2005	2006
Automotive	¥15,963,100	¥17,098,415	¥19,325,616
Financial Services	716,727	760,664	977,416
All Other	614,933	692,447	733,877

Toyota’s automotive operations include the design, manufacture, assembly and sale of passenger cars, recreational and sport-utility vehicles, minivans and trucks and related parts and accessories. Toyota’s financial services business consists primarily of providing financing to dealers and their customers for the purchase or lease of Toyota vehicles. Toyota’s financial services also provide retail leasing through the purchase of lease contracts originated by Toyota dealers. Related to Toyota’s automotive operations is its development of intelligent transport systems. Intelligent transport systems are a variety of information technology-based systems encompassing car multimedia systems, on-board intelligent systems, advanced transportation systems and transportation infrastructure and logistics systems. These systems combine automotive, information and telecommunications technologies. An important element of Toyota’s work in intelligent transport systems is its research collaboration with telecommunication and information services providers. Toyota currently holds an 11.2% of ownership interest in KDDI Corporation, a full service telecommunications provider in Japan. Toyota’s other operations business segment includes the design and manufacture of prefabricated housing and information technology related businesses, including certain intelligent transport systems and an e-commerce marketplace called Gazoo.com.

Toyota sells its vehicles in more than 170 countries and regions. Toyota’s primary markets for its automobiles are Japan, North America, Europe and Asia. The following table sets forth Toyota’s net revenues from external customers in each of its geographical markets for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2004	2005	2006
Japan	¥7,167,704	¥7,408,136	¥7,735,109
North America	5,910,422	6,187,624	7,455,818
Europe	2,018,969	2,305,450	2,574,014
Asia	1,196,836	1,572,113	1,836,855
Other	1,000,829	1,078,203	1,435,113

During fiscal 2006, 29.7% of Toyota’s automobile unit sales on a consolidated basis were in Japan; 32.1% were in North America, 12.8% were in Europe and 11.0% were in Asia. The remaining 14.4% of unit sales were in other markets.

The Worldwide Automotive Market

Toyota estimates that annual worldwide vehicle sales totaled approximately 66 million units in 2005.

Automobile sales are affected by a number of factors including:

•	social, political and economic conditions,

•	introduction of new vehicles and technologies, and

•	costs incurred by customers of purchasing and operating automobiles.

These factors can cause consumer demand to vary substantially from year to year in different geographic markets and in individual categories of automobiles.

In 2005, North America, Europe, China and Japan were the world’s largest automotive markets. Worldwide market share, based on total automobile unit sales on a retail basis in each market, was 31% for North America, 32% for Europe and 9% each for China and Japan. In North America, new vehicle sales maintained a high level of 20.4 million units. In Europe, new vehicle sales increased slightly from the previous year to 21.2 million units. In China, while the growth of the market slowed slightly, sales expanded by 0.7 million units to 5.95 million units in 2005. In Japan, total vehicle unit sales (including mini-vehicles) in 2005 remained at approximately the same level as the previous year at 5.85 million units. In East and Southeast Asia (excluding Japan and China) in 2005, unit sales increased by 9% to 3.75 million units.

The worldwide automotive industry is affected significantly by government regulation aimed at reducing harmful effects on the environment, enhancing vehicle safety and improving fuel economy. These regulations have added to the cost of vehicles. Many governments also regulate local content and impose tariffs and other trade barriers and price or exchange controls as a means of creating jobs, protecting domestic producers or influencing their balance of payments. Changes in regulatory requirements and other government-imposed restrictions can limit an automaker’s operations. These regulations can also make it difficult to repatriate profits to an automaker’s home country.

The development of the worldwide automotive market includes the continuing globalization of automotive operations. Manufacturers seek to achieve globalization by localizing the design and manufacturing of automobiles and their components in the markets in which they are sold. By expanding production capabilities beyond their home markets, automotive manufacturers are able to reduce their exposure to fluctuations in foreign exchange rates and lessen their exposure to trade restrictions and tariffs.

Transactions since 2000 have resulted in consolidation within the worldwide automotive industry. There are various reasons for these transactions. They include responses to global overcapacity in the production of automobiles, the need to reduce costs and create efficiencies by increasing the number of automobiles produced using common vehicle platforms and by sharing research and development expenses for environmental and other technology, the desire to expand a company’s global presence through increased size and the desire to expand into particular segments or geographic markets. In recent years, however, there has been a trend towards reviewing and reconsidering some of the business consolidations.

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

Toyota’s ability to compete in the global automotive industry will depend in part on Toyota’s successful implementation of its business strategy. This is subject to a number of factors, some of which are not in Toyota’s control. These factors are discussed in “Operating and Financial Review and Prospects” and elsewhere in this annual report.

Toyota’s Strategy

Toyota believes that its preeminence in the Japanese automotive industry, its growth in the United States and Europe and its overall position as one of the world’s largest automobile producers have resulted from the following factors:

•	its timely introduction of new products that meet consumer demands and incorporate superior design and environmental and safety technologies,

•	its continuing focus on manufacturing high quality products at low-costs,

•	its commitment to investment in research and development and its sales and production infrastructure, and

•	its financial strength, which enables Toyota to achieve the above objectives.

Toyota’s corporate goal is to maintain its position as a market leader in the automotive industry and to continue its growth, while enhancing profitability and shareholder returns. Toyota’s strategy to achieve this goal consists of the following elements:

Localize Global Operations with Targeted Regional Strategies

Toyota believes that a global automotive manufacturer needs to supply markets with products that are targeted carefully to local demand in order to be competitive in the worldwide automotive industry. Toyota also believes that a local sales, marketing and manufacturing presence is necessary to fully develop a market’s potential. Localization better allows Toyota to design, manufacture and offer products within each market that respond to market changes and satisfy local tastes and preferences. A localized manufacturing presence also allows Toyota to make a social contribution to the communities in which it has a local presence. Finally, localization helps Toyota hedge against the effects of fluctuations in foreign exchange rates.

Toyota is pursuing the following targeted regional strategies in order to be a leader in each major market in which it competes:

•

Maintaining Preeminence in Japan. In Japan, as the center of Toyota’s global business operations, Toyota aims to secure steady profits and to establish the global core base which leads and supports the operations in all other regions. Toyota is committed to maintaining its market leadership in Japan by consistently striving for a market share (excluding mini-vehicles) of over 40% every year. Toyota, excluding Daihatsu and Hino, held a domestic market share (excluding mini-vehicles) on a retail basis of 42.9% in fiscal 2004, 44.5% in fiscal 2005 and 44.3% in fiscal 2006. Amid the continued market downturn and despite increased competition from its domestic competitors, Toyota maintained its market share of over 44% in fiscal 2006 due to the active introduction of new and remodeled car models such as, the Vitz, Ractis, Belta, RAV4 and Estima. In the highly competitive Japanese market, Toyota is repositioning its retail channels under a new product and retail strategy in order to respond effectively to evolving consumer preferences and structural changes in the market. Under this new strategy, Toyota reorganized and strengthened its retail network in Japan to better cater to customer demand patterns. Specifically, Toyota combined the “Netz” and “Vista” sales channels into a new “Netz” channel in May 2004 and launched the Lexus brand in Japan in August 2005. In addition, from March 2006, Toyota commenced a new marketing effort, which further distinguishes the identities of the Toyota, Toyopet and Corolla sales channels through their visual appearances, in order to further pursue customer satisfaction in all sales channels including the Netz sales channel.

•	Self-Reliant Growth in North America. In North America, one of Toyota’s most significant regions, Toyota aims to secure steady profits and to establish a self-reliant operational framework. Toyota’s North American unit sales maintained strength in fiscal 2006, supported by consumer spending in the United States. Toyota’s North American unit sales on a consolidated basis grew from 2.27 million units in fiscal 2005 to 2.56 million units in fiscal 2006. In fiscal 2006, Toyota’s North American unit sales represented 32% of its total global unit sales on a consolidated basis. Toyota attributes its continuing success in the North American market to successful product introductions such as Lexus RX400h and Highlander/Hybrid as well as the fully remodeled Tacomo, Avalon, RAV4 and the GS and IS models. In addition, sales of the Corolla, Camry and Sienna, which are Toyota’s core models, the Prius and the xA, xB and tC of the Scion line-up, targeted young drivers, continued to be strong. In 2005, light trucks accounted for approximately 43% of Toyota’s vehicle unit sales in the United States, while passenger vehicles accounted for approximately 57%. Further, in 2005, Toyota brand vehicles accounted for approximately 80%, Lexus brand vehicles accounted for approximately 13% and Scion line-up vehicles accounted for approximately 7% of the vehicle unit sales in the United States, respectively. As a part of its strategy to globalize operations through localization, Toyota has increased its production capacity and upgraded its production facilities in North America over the past few years. In 2005, 1.54 million vehicles, or approximately 61% of Toyota vehicles sold in North America, were produced in North America. Toyota plans to continue to grow its North American business and will commence production of the Camry/Hybrid in October 2006 in Kentucky and, plans to operate its new Texas plant at the end of 2006. As a result, the local production capacity in North America (including Mexico) is expected to reach 1.71 million units. In addition, the second plant in Canada is expected to commence production in 2008, which, with other factors, will increase production capacity to 1.98 million.

•	Steady Growth in Europe. In Europe, Toyota aims to establish a presence that is comparable with European manufacturers and to develop Europe into a region generating high levels of profit, following Japan and North America. Toyota’s European unit sales on a consolidated basis grew to approximately 1.02 million units in fiscal 2006, an increase of approximately 4.5% compared to fiscal 2005 levels, while the overall European automotive market in 2005 remained at the same level as the previous year. Toyota is committed to achieve further growth in Europe by expanding and targeting its model line-up to European preferences, as well as enhancing cost competitiveness by increasing local production and procurement, thereby decreasing its exposure to currency fluctuations. Furthermore, during fiscal 2006, Toyota continued to strengthen its cost reduction efforts in production, development, and sales and marketing. The success of the Yaris, Corolla, RAV4 and Avensis, has been a major factor behind Toyota’s growth in the European market. In addition to the increased annual production capacity in Turkey, France and the United Kingdom, Toyota opened the Czech Republic plant, which is a joint venture with PSA Peugeot Citroën. As a result Toyota’s total annual production capacity in Europe increased from 580 thousand units in 2004 to 775 thousand units in 2005. Toyota has achieved annual unit sales in Europe of 1.01 million units in 2005, and local production reached approximately 60% of Toyota vehicles sold in Europe.

•	Developing Self-Reliance in Asia. In Asia, Toyota aims to build an operational framework that is efficient and self-reliant. Although the automobile market in Asia was momentarily depressed following the Asian currency crisis in 1997, the market has since made a strong recovery and continues its growth. Toyota believes that the market in Asia continues to offer substantial growth opportunities. Toyota believes one factor behind its success in the market is strong sales of core models such as the Hilux, Corolla and VIOS, a new subcompact car using the same platform as the Yaris/Echo. Toyota also made substantial investments in this market earlier than its major global competitors and developed relationships with local suppliers in the region. While competition in Asia is increasing, Toyota believes that its existing local presence in the market provides it with a competitive advantage and expects to benefit from its early entrance into the market as demand for vehicles in the region continues to grow. Toyota plans to further increase its competitiveness by improving product line-up offered in the region and increasing local procurement to decrease its exposure to foreign currency exchange fluctuations. For example, at its Thailand plant, Toyota commenced production of the VIOS at the end of 2002 and, in order to strengthen its product line-up, commenced production of the Wish at the end of 2003. Toyota’s IMV Project, which was launched in 2004, further pursued Toyota’s foregoing plans and aspires to produce an optimal production and supply network on a worldwide scale. The manufacture of vehicle models based on the IMV Project began in Thailand, Indonesia, India, Philippines and Malaysia in fiscal 2005 and in Vietnam in fiscal 2006. The IMV model has been introduced in over 140 countries and regions including Europe and Africa, in addition to the market in Asia. Furthermore, Toyota is actively expanding its business in India through local production and sales.

•	Develop Business Foundations in China. In China, Toyota aims to establish a firm foundation and to securely implement its growth strategy. Tianjin FAW Toyota Motor Co., Ltd., Toyota’s joint venture with Tianjin FAW Xiali Corporation, Ltd., commenced sales of the VIOS in November 2002. In April 2003, Toyota and China FAW Group Corporation agreed to jointly produce four different Toyota-brand models in China. Under the agreement, production of the Corolla started at the first plant of Tianjin FAW Toyota Motor Co., Ltd. with an annual production capacity of 30 thousand units in February 2004, production of Land Cruiser vehicles started at the Changchun Plant of China FAW Group Corporation with an annual production capacity of 10 thousand units in October 2003, production of the Land Cruiser Prado started at Sichuan Toyota Motor Co., Ltd. with an annual production capacity of 5 thousand units in September 2003, and production of the Crown luxury car started at the second plant of Tianjin FAW Toyota Motor Co., Ltd. with an annual production capacity of 100 thousand units in March 2005. In March 2004, Toyota and China FAW Group Corporation established a joint venture, FAW Toyota Changchun Engine Co., Ltd., which plant commenced the production of V6 engines in December 2004 with an annual production capacity of 130 thousand units. In September 2004, Toyota and China FAW Group Corporation executed a basic agreement to cooperate in the promotion and development of hybrid vehicles in China and commenced the assembly of the Prius in China in December 2005. In February 2004, Toyota and Guangzhou Automobile Group Co., Ltd. established a joint venture, Guangqi Toyota Engine Co., Ltd., which plant commenced the production of engine parts and gasoline engines in 2005. Further in September 2004, Toyota and Guangzhou Automobile Group Co., Ltd. established a joint venture, Guangzhou Toyota Motor Co., Ltd., which plant commenced the production of the Camry in May 2006 with an annual production capacity of 100 thousand units.

Promote Key Initiatives Globally

Toyota believes that the following key initiatives are essential for increasing its competitiveness in the global automotive market and for improving its profitability and prospects for continued growth:

•	Maintain Leadership in Research and Development. Toyota believes that its long-term success will depend on being a leader in automotive research and development. To that end, Toyota is focusing its research and development on the promotion of environmentally sound technologies, product safety and information technologies. Toyota is committed to building environmentally friendly automobiles and is focusing its initiatives on the following areas:

•	contribute to the environment through increased promotion of and further improvement in hybrid technology (including efforts for cost reduction and enhanced performance),

•	the development of automobiles powered by fuel cells and other non-traditional fuel technologies,

•	the reduction of emissions and improvement of fuel economy in conventional automobiles, and

•	the increased recycling of manufacturing materials.

An example of Toyota’s leadership in environmental technologies was the introduction of the Prius to the Japanese market in December 1997. The Prius is the world’s first mass-produced hybrid car that runs on a combination of gasoline and electric power. Toyota introduced a new version of the Prius in May 2000, and introduced a completely remodeled version in September 2003 featuring Toyota’s new-generation hybrid system, which combines decreased environmental impact with increased power and performance. Since the first generation of the Prius was introduced, Toyota has sold over 610,000 hybrid vehicles as of March 31, 2006. In March 2005, Toyota introduced the RX400h, which is the hybrid version of the Lexus brand sports-utility vehicle in North America and Europe and the Harrier Hybrid which is the hybrid version of the Harrier in Japan and the hybrid version of the Highlander sport-utility vehicle (marketed in Japan as the Kluger ) in North America and the Kluger Hybrid which is the hybrid version of the Kluger in Japan. Toyota introduced the GS450h, the hybrid version of the Lexus brand premium sedan, in North America, Europe and Japan starting from March 2006 and the hybrid version of the Camry in North America in May 2006. Toyota currently also sells hybrid versions of the Estima and Alphard minivans, the Crown sedan and the Dyna and the Toyoace trucks. In addition, in December 2002 Toyota began limited sales of fuel cell hybrid vehicles that use fuel cells to generate the electricity that drives the motor, in Japan and the United States and after a modification in June 2005, leases were commenced in July 2005. Toyota also promotes the development of advanced technologies through alliances with other major manufacturers. For instance, Toyota is broadening its research and development efforts through an alliance with General Motors Corporation for the development of advanced environmental technologies and an alliance with Exxon Mobil Corporation for the development of fuel compatible with future power sources. Toyota has also formed a collaborative relationship with Volkswagen in areas such as recycling and navigation technologies. In addition, Toyota has entered into an alliance with PSA Peugeot Citroën for the development and production of low-cost, fuel-efficient and environment-friendly vehicles.

•	Improve Efficiency. Toyota plans to improve returns and enhance operating efficiencies by continuing to pursue aggressive cost reduction programs, including:

•	improving product development and production efficiencies through the re-integration and improvement of vehicle platforms and power trains and through the development of electronic platforms which organize electronic devices of vehicles as a package and standardize electronic structure and infrastructure,

•	continuing collaborative research and development projects that help optimize use of capital and other resources,

•	applying advanced information technologies to improve efficiency throughout the product development and production processes,

•	increasing the focus on global purchasing opportunities, standardization and modularization to optimize purchasing from suppliers,

•	producing higher volumes of successful vehicle models and discontinuing vehicle models not producing sufficient sales volumes,

•	streamlining production systems,

•	firmly establishing production plants outside of Japan, and

•	improving the efficiency of domestic and international distribution.

Toyota is improving production efficiency further by installing more versatile equipment and systems, modifying vehicle body designs to allow for a greater variety of models on each production line and sharing more parts among vehicles.

•	Expand Finance Operations. Toyota’s financial services include loans and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value-added service. In July 2000, Toyota established a wholly owned subsidiary, Toyota Financial Services Corporation, to oversee the management of Toyota’s finance companies worldwide. Toyota believes that Toyota Financial Services Corporation helps strengthen the overall competitiveness of Toyota’s financial business, improve risk management and streamline decision-making processes. Toyota plans to expand its network of financial services, which currently covers 31 countries and regions, in accordance with its strategy of developing auto-related financing businesses in significant markets.

Diversify into Automotive-Related Business Sectors

It is one of Toyota’s objectives to create automobiles and an automobile based society in which people can live in ease, safety and comfort in the coming age of a society that utilizes an intelligent transport systems and an ubiquitous-network. Toyota is striving to realize this objective by simultaneously focusing on the two visions of “Zeronize” and “Maximize” at a high level. “Zeronize” symbolizes the vision and philosophy of Toyota’s persistent efforts in minimizing the negative aspects vehicles have such as environmental impact, traffic congestion and traffic accidents. “Maximize” symbolizes the vision and philosophy of Toyota’s persistent efforts in maximizing the positive aspects vehicles have such as fun, delight, excitement and comfort. Toyota has commenced and is working towards realizing both of these visions. However, further advancement of “Zeronize” and “Maximize” requires the active deployment of the intelligent transport systems in coordination with roads and other infrastructure, in addition to the technology of the vehicle itself. Toyota is proceeding with the development and commercialization of the intelligent transport systems from two perspectives, which are, increasing vehicle functionality and enhancing transport systems.

Maintain Financial Strength

Toyota currently enjoys high credit ratings. These ratings reflect, among other factors, its strong financial position. In addition, Toyota currently maintains a substantial level of cash and liquid investments and a conservative debt-to-equity ratio. Toyota believes these factors will allow Toyota to maintain the resources necessary to fund its research and development expenditures, capital expenditures and financing operations even if it experiences short-term fluctuations in earnings.

Focus on Shareholder Value

Toyota has increasingly focused on the expectations of its shareholders in recent years and expects this to continue. As a result, Toyota has undertaken a share repurchase program and has increased cash dividends. Since instituting the first in a series of share repurchase plans in fiscal 1997, Toyota has repurchased approximately 628 million shares of its common stock at a total cost of approximately ¥2,179.5 billion. As a result, Toyota’s total outstanding shares were reduced to 3,241,757,467 shares (excluding treasury shares) as of March 31, 2006. Moreover, Toyota subsequently repurchased, under the share repurchase program approved at its Ordinary General Shareholders’ Meeting on June 23, 2005, 26 million shares of its common stock at a total cost of approximately ¥162.5 billion before its Ordinary General Shareholders’ Meeting in June 2006. Toyota may repurchase its shares by resolution of its general shareholders’ meeting or its board of directors, subject to certain limitations and restrictions. Pursuant to the resolutions of its Ordinary General Shareholders’ Meeting in June 2006, during the one-year period, Toyota may repurchase up to 30 million shares or up to the number of shares equivalent to ¥200.0 billion in cost of repurchase. In addition, Toyota may repurchase additional shares by resolution of its board of directors pursuant to its Articles of Incorporation. The following table shows the number of shares repurchased and the cost of repurchase of those shares for each of the periods indicated:

	Year Ended March 31,
	2002	2003	2004	2005	2006
Approximate number of shares repurchased	77 million	155 million	121 million	63 million	28 million
Approximate amount paid	¥278 billion	¥453 billion	¥399 billion	¥266 billion	¥134 billion

The amount of any share repurchases are subject to the level of Toyota’s future earnings, its financial condition and other factors. For further discussion, please see “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Automotive Operations

Toyota’s revenues from its automotive operations were ¥19.3 trillion in fiscal 2006, ¥17.1 trillion in fiscal 2005 and ¥16.0 trillion in fiscal 2004.

Toyota produces and sells a full line of automobiles, including passenger cars, recreational and sport-utility vehicles, minivans and trucks. Toyota’s subsidiary, Daihatsu Motor Co., Ltd. produces and sells mini-vehicles and compact cars. Hino Motors, Ltd. produces and sells commercial vehicles. Toyota also manufactures automotive parts, components and accessories for its own use and for sale to others.

Vehicle Models

Toyota’s vehicles can be classified into two categories: conventional engine vehicles and hybrid vehicles. Toyota’s product line-up includes subcompact and compact cars, mini-vehicles, mid-size, luxury, sports and specialty cars, recreational and sport-utility vehicles, pickup trucks, minivans, trucks and buses.

Hybrid Vehicles

The Prius was the world’s first mass-produced hybrid car. It runs on an efficient combination of gasoline and electric power. This system allows the Prius to travel more efficiently than conventional vehicles of comparable size and performance on the same amount of gasoline. The hybrid design of the Prius also results in the output of 75% less pollution than the maximum amount allowed by Japanese environmental regulations. Toyota views the Prius as the cornerstone of its emphasis on designing and producing environmentally friendly automobiles. In 2003, Toyota introduced in Japan, the United States, Europe and other markets, a fully remodeled Prius, which decreases negative environmental impact through higher fuel efficiency and ultra-low emissions while increasing power and performance. In March 2005, Toyota introduced the RX400h in North America and Europe and the Harrier Hybrid in Japan. Toyota also introduced the Highlander Hybrid in North America, and the Kluger Hybrid in Japan. Toyota introduced the Prius in China in November 2005 and the hybrid version of the Camry in North America in May 2006. Toyota introduced the GS450h the hybrid version of the Lexus brand premium sedan in North America, Europe and Japan starting from March 2006. As of March 31, 2006, Toyota has sold over 610 thousand hybrid vehicle units. Toyota also began limited sales of a fuel cell hybrid vehicle in Japan and the United States in December 2002. In June 2005, Toyota’s new fuel cell hybrid passenger vehicle became the first in Japan to acquire vehicle type certification under the Road Vehicles Act, as amended on March 31, 2005, by Japan’s Ministry of Land, Infrastructure and Tranport (MLIT). Leases for the vehicle began in July 2005. Toyota aims to continue its efforts to offer a diverse line-up of hybrid vehicles, enhance engine power while improving fuel efficiency, and otherwise work towards increasing the sales of hybrid vehicles.

Conventional Engine Vehicles

Subcompact and Compact

Toyota’s subcompact and compact cars include the four-door Corolla sedan, which is one of Toyota’s best selling models. The Yaris, marketed as the Vitz in Japan, is a subcompact car designed to include features such as better performance and comfort compared to other compact cars available on the market, with good fuel economy and low emissions that are particularly attractive to European consumers. The Vitz which is currently available in Japan in five-door hatch back was remodeled in February 2005. Toyota also introduced the ist and the WiLL Cypha compact cars to the Japanese market in May 2002 and October 2002, respectively. In early 2003, Toyota began introducing the VIOS to China and other Asian markets. Further, Toyota introduced a remodeled Raum in Japan in May 2003 and introduced the Scion xA and the Scion xB (marketed in Japan as the ist and the bB, respectively) in the United States in June 2003. In June 2004, Toyota commenced the sale of the Passo (sold by Daihatsu as the Boon) in Japan, the smallest passenger vehicle under the Toyota brand, jointly developed with Daihatsu, a subsidiary of Toyota. In 2006, Toyota introduced the Ractis and Belta in an effort to expand its market in Japan.

Mini-Vehicles

Mini-vehicles are manufactured and sold by Daihatsu. Daihatsu manufactures mini-vehicles, passenger vehicles, commercial vehicles and auto parts. Mini-vehicles are cars, vans or trucks with engine displacements of 660 cubic centimeters or less. Toyota also sells under its name certain automobiles (excluding mini-vehicles) manufactured by Daihatsu. Daihatsu sold approximately 610 thousand mini-vehicles and 100 thousand automobiles on a consolidated basis during fiscal 2006. Daihatsu’s largest market is Japan, which accounted for approximately 79% of Daihatsu’s unit sales during fiscal 2006.

Mid-Size

Toyota’s mid-size models include the Camry, which has been the best selling passenger car in the United States for eight of the past nine years and also for the last four consecutive years. The Camry was fully remodeled in January 2006. Camry models include the Camry Solara sport coupe, which was fully remodeled in 2003. Camry sales in the United States for 2005 was approximately 432 thousand units (including approximately 48 thousand Solaras). Toyota’s Japanese mid-size cars also include the Mark X, which succeeded the Mark II in November 2004, the Premio, the Allion and the Caldina station wagon. In March 2003, Toyota introduced in Europe a remodeled version of the Avensis, its flagship mid-size car for European markets, which was also subsequently introduced in Japan in October 2003.

Luxury

In North America, Europe and Japan, Toyota’s luxury line-up consists primarily of vehicles sold under the Lexus brand name. In the United States, Lexus has earned the title of best-selling luxury brand for the sixth consecutive year by selling approximately 303 thousand units in 2005. Lexus models include the full-size LS430 sedan, the smaller GS300/350/430 sedans that were remodeled in January 2005, and the ES350 which was remodeled in March 2006, the IS220d/250/350 mid-size sport sedans that were remodeled in August 2005. Lexus models also include luxury sport-utility vehicles such as the GX470, which is marketed in Japan as the Land Cruiser Prado, and the RX300/330/350, which is marketed in Japan as the Harrier and which was completely remodeled and introduced to Japan and to the United States in February 2003 and March 2003, respectively and the SC430 and LX470. In addition, in April 2005, RX400h, the first hybrid model of the Lexus brand and, in March 2006, GS450h the first FR hybrid model, were introduced. Toyota commenced sales of its luxury automobiles in Japan under the Lexus brand in August 2005. As of May 31, 2006, the Lexus brand line-up in Japan includes the GS, GS Hybrid, IS and SC. Toyota’s best-selling full-size luxury car in Japan is the Crown, which was remodeled in December 2003. In Japan, Toyota also sells the Century limousine.

Sports and Specialty

In Japan and other markets, Toyota sells the Lexus SC430 two-door sports coupe and, in Japan, the MR-S. In June 2004, Toyota introduced in the United States the Scion tC, a sport car model targeted to young drivers.

Recreational and Sport-Utility Vehicles and Pickup Trucks

Toyota sells a variety of sport-utility vehicles and pickup trucks, including the Tacoma and the Tundra pickup trucks. Toyota sport-utility vehicles available in North America include the Sequoia, the 4Runner, marketed as the Hilux-Surf in Japan, the RAV4, the Highlander, marketed as the Kluger in Japan and the Land

Cruiser. The Tacoma, the Tundra and the Sequoia are built in the United States. Toyota also offers sport-utility vehicles under the Lexus brand, including the LX470, the GX470, the RX300/330/350, and the RX400h which is the hybrid model. The LX470, the Land Cruiser, the Tundra, the Sequoia, the 4Runner, the Prado and the GX470 sold in North America are equipped with V-8 engines. Toyota introduced the remodeled Harrier to the Japanese market in February 2003. Local production in Canada of the RX330 began in September 2003. Toyota’s pickup truck, the Hilux, has been the best selling model of all Toyota cars sold in Thailand. The RAV4 was remodeled in Japan in November 2005 and in North America in December 2005. In January 2006, the Rush (marketed by Daihatsu as Be-go), which was jointly developed with Toyota’s subsidiary Daihatsu, was introduced in Japan.

Minivans and Cabwagons

Toyota offers several basic models for the global minivan market. Its largest minivan, the Alphard, was released in May 2002. Toyota’s other minivan models include the Sienna, which underwent a model change in March 2003 and is sold in North America, the Estima which was remodeled in January 2006, the Hiace and Regius Ace, both remodeled in August 2004, the Noah and the Voxy, both released in Japan in November 2001. Other models include the Wish, which was released in Japan in January 2003, the Sienta, which was released in Japan in September 2003 and the Isis, which was released in Japan in September 2004.

Trucks and Buses

Toyota’s product line-up includes trucks (including vans) up to a load capacity of four tons and micro-buses, which are sold in Japan and in the overseas markets. Trucks and buses are also manufactured and sold by Hino, a subsidiary of Toyota. Hino’s product line-up includes large trucks with a load capacity of over 10 tons, medium trucks with a load capacity between four and eight tons, and small trucks with a load capacity of between two and four tons. Hino held the largest share of the Japanese medium truck market in fiscal year 2006, primarily due to the success of its Ranger model. Hino’s bus line-up includes large to medium buses used primarily as tour buses and public buses, small buses and micro-buses. Toyota and Hino maintain a large share of the small bus (including micro-buses) segment in Japan.

Product Development

New cars introduced in Japan during fiscal 2006 include the GS, IS, SC, Ractis, Belta and Rush. During fiscal 2006, remodeled cars sold in Japan included the RAV4, bB, Estima and Camry. New cars introduced outside Japan during fiscal 2006 and thereafter include, the Reiz in China in October 2005, the Yaris in Thailand in January 2006, the FJ Cruiser, the Yaris Sedan and the Yaris Liftback in the United States in March 2006 and the Camry in China in June 2006. Remodeled cars sold outside of Japan during fiscal 2006 and thereafter include the IS in the United States in October 2005 and Europe in November 2005, the Yaris in Europe in January 2006, the RAV4 in the United States in January 2006 and Europe in February 2006, the Camry in the United States in March 2006 and the ES in the United States in April 2006. The IMV product lineup includes the Hilux Vigo released in Thailand in August 2004, and as of May 31, 2006, one or all of the Hilux, Fortuner and Innova are available in Asia, Europe, the Middle East, Africa, Central and South America and India.

Markets, Sales and Competition

Toyota’s primary markets are Japan, North America, Europe and Asia. The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market for the periods shown. The vehicle unit sales below reflect vehicles sales made by Toyota to unconsolidated entities (and recognized as sales under Toyota’s revenue recognition policy), including sales to unconsolidated distributors and dealers. Vehicles sold by Daihatsu and Hino are included in vehicle unit sales numbers set forth below. North America sales information includes sales in Mexico, Puerto Rico and Hawaii.

	Year Ended March 31,
	2002		2003		2004		2005		2006
	Units	%	Units	%	Units	%	Units	%	Units	%
Market
Japan	2,217,002	40.0%	2,217,770	36.3%	2,303,078	34.3%	2,381,325	32.1%	2,364,484	29.7%
North America	1,780,133	32.1	1,981,912	32.4	2,102,681	31.3	2,271,139	30.7	2,556,050	32.1
Europe	727,192	13.1	775,952	12.7	898,201	13.4	978,963	13.2	1,022,781	12.8
Asia	210,042	3.8	461,924	7.6	557,465	8.3	833,507	11.3	880,661	11.0
Other	608,353	11.0	675,720	11.0	857,938	12.7	943,444	12.7	1,150,587	14.4

Total	5,542,722	100.0%	6,113,278	100.0%	6,719,363	100.0%	7,408,378	100.0%	7,974,563	100.0%

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

	(Thousands of Units)
	Fiscal Year Ended March 31,
	2002	2003	2004	2005	2006
Japan:
Total market sales (excluding mini-vehicles)	3,981	4,045	4,030	3,940	3,915
Toyota sales (retail basis)	1,678	1,710	1,729	1,755	1,735
Toyota market share	42.2%	42.3%	42.9%	44.5%	44.3%

	(Thousands of Units)
	Calendar Year Ended December 31,
	2001	2002	2003	2004	2005
North America:
Total market sales	20,113	19,956	19,695	20,092	20,352
Toyota sales (retail basis)	1,894	1,941	2,072	2,292	2,514
Toyota market share	9.4%	9.7%	10.5%	11.4%	12.4%

Europe:
Total market sales	20,002	19,496	19,707	20,826	21,170
Toyota sales (retail basis)	684	779	866	962	1,013
Toyota market share	3.4%	4.0%	4.4%	4.6%	4.8%

Japan

The automobile market in Japan has become saturated and its growth has become stagnant over the past several years. Despite this trend, Toyota believes that Japan continues to be the most important market for Toyota’s automotive products. In Japan, the automotive industry is highly competitive. The Japanese automotive industry includes five major domestic producers, five specialized domestic producers and a growing volume of imports from major United States and European manufacturers. The prolonged economic slump in the Japanese economy has also shifted consumer preference towards more affordable automobiles such as compact and subcompact vehicles and towards utility vehicles such as mini-vans. For more than 40 years, Toyota has been the largest automobile manufacturer in Japan. In each year since fiscal 1999, Toyota, excluding Daihatsu and Hino, has achieved a market share (excluding mini-vehicles) of over 40%, reflecting in part the success of the Vitz subcompact car and the introduction of new model mini-vans and sedans. Toyota’s (excluding Daihatsu and Hino) share of the domestic market excluding mini-vehicles was 44.3% in fiscal 2006. Toyota’s (including Daihatsu and Hino) share of the market including mini-vehicles was 40.9% in fiscal 2006. In August 2005, Toyota introduced the Lexus brand. During the eight months period between the introduction of the Lexus brand and the end of March 2006, the Lexus brand recorded a market share of 14.4% in the luxury market. Toyota aims to further distinguish the brand with a successful introduction of the LS, the flagship model of the Lexus.

North America

Toyota’s consolidated vehicle unit sales in North America was 2,556,050 in fiscal 2006. The United States is the largest portion of the North American market for Toyota, representing approximately 90% of its total retail unit sales in the region. In 2005, Toyota’s retail unit sales in North America showed continued strength, achieving for three consecutive years unit sales in excess of two million vehicles, due to the success of new products and compact cars, such as the Avalon, Tacoma, Prius and Scion, despite the North American automobile market being sluggish due to rising oil prices. Toyota’s market share in the United States was 13.3% in 2005, its largest market share ever. Competition in North America, particularly the United States, is intense. Toyota’s principal competitors in North America are General Motors, Ford and DaimlerChrysler, with other manufacturers providing competition within specific market segments.

Europe

European sales of Toyota vehicles in fiscal 2006 reached an all-time high for the ninth consecutive year, with total sales of 1,022,781 vehicles on a consolidated basis, up 4.5% from fiscal 2005. In 2005, Toyota had a market share in Europe of 4.8% and achieved annual retail unit sales of approximately 1,013 thousand vehicles. The growth in European sales is largely attributable to the success of the Yaris, which was launched in April 1999, remodeled in January 2006, and marketed in Japan as the Vitz, the RAV4, the Avensis which was fully remodeled in 2003 and the Corolla Verso which was remodeled in the first half of 2004. Toyota’s principal European markets are the United Kingdom, Italy and Germany. Toyota’s principal competitors in Europe are Renault, Volkswagen, Opel, Ford and Peugeot.

East and Southeast Asia

The market in the East and Southeast Asia region (excluding China) was 3.75 million units in 2005, an increase of approximately 9% from 3.46 million units in 2004. The market in the East and Southeast Asia region (including China) grew to 9.70 million units in 2005, an increase of approximately 11% from 8.72 million units in 2004. Toyota believes that the long-term potential of the East and Southeast Asian market is good and remains committed to its operations in the region.

The following table sets forth Toyota’s sales figures in East and Southeast Asia for the periods shown. This information excludes unit sales by Daihatsu and Hino.

Toyota Sales (in thousands of units)(Calendar year)	Asia (excluding China)	China
2003	513	107
2004	644	127
2005	797	194

While competition in East and Southeast Asia is increasing, Toyota believes that its early entry into the market gives it a competitive advantage. Toyota plans to further increase its competitiveness as it faces increased competition in the region by improving product line-up offered in the region and increasing local procurement to decrease its exposure to foreign currency exchange fluctuations. Toyota’s market share in Asia (excluding China) was 15.5% in 2003, 18.6% in 2004 and 21.2% in 2005.

East and Southeast Asia (excluding China) accounted for 14.4% of Toyota’s overseas unit sales in 2005 (not including unit sales by Daihatsu and Hino outside Japan), an increase of 1.4% from 13.0% in 2004.

Production

Toyota and its affiliates produce automobiles and related components through more than 50 manufacturing organizations in 27 countries and regions around the world. Toyota’s major manufacturing facilities include plants in Japan, the United States, Canada, the United Kingdom, France, Turkey, Indonesia, Thailand, Taiwan, China, Australia, South Africa, Brazil and Argentina. Daihatsu brand vehicles are produced at 7 factories in Japan and 7 manufacturing companies in 7 other countries, including Indonesia and Malaysia. Hino commenced local production of medium trucks in California for the North American market in fiscal 2005 to strengthen its business operations in North America. In the United States, Toyota and General Motors operate a joint venture that assembles passenger cars and trucks. For a listing of Toyota’s principal production facilities, see “Information on the Company — Property, Plants and Equipment”.

In recent years Toyota has increased its production capacity outside Japan. This increase in overseas production capacity is integral to Toyota’s strategy of globalizing operations through localization. In 2005, approximately 62% of Toyota automobiles sold in overseas markets were manufactured in overseas plants by Toyota and its unconsolidated affiliates. In 2005, 61% of Toyota vehicles sold in North America were produced in North America. Of the vehicles sold in Europe in 2005, 60% were produced in Europe. In fiscal 2006, Toyota produced on a consolidated basis approximately 4.7 million vehicles in Japan and approximately 3.0 million vehicles overseas, compared to approximately 4.5 million vehicles in Japan and 2.7 million vehicles overseas in fiscal 2005. In addition, in March 2006, Toyota entered into an agreement with Fuji Heavy Industries, Ltd. to manufacture, according to Toyota’s production methods and system, approximately 100,000 units of Camry for the North American market, at Fuji Heavy Industries Ltd.’s North American production center, Subaru of Indiana Automotive, Inc., beginning in 2007. This agreement enables Toyota to achieve further localization and increase production capacity in North America.

The following table shows the worldwide vehicle unit production by Toyota for the periods shown. These production figures do not include vehicles produced by Toyota’s unconsolidated affiliates. The sales unit information elsewhere in this annual report includes sales of vehicles produced by these affiliates. Vehicles produced by Daihatsu and Hino are included in vehicle production numbers set forth below.

	Year Ended March 31,
	2002	2003	2004	2005	2006
Units Produced	5,305,803	5,850,203	6,513,791	7,231,976	7,711,647

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

The Toyota Production System

Toyota pioneered the internationally recognized production system known as the “Toyota Production System”. The Toyota Production System is based on Toyota’s own concepts of efficient production and has the following two principal elements:

•	“Just-in-Time”, and

•	“Jidoka”.

Just-in-Time is a production method through which necessary parts and components are manufactured and delivered in just the right quantity at the moment they are needed. This allows Toyota to maintain low levels of inventory while maintaining operating efficiency.

Jidoka generally means automation in Japanese. Toyota combines automation with its ability to stop work immediately when problems arise in the production process to prevent manufacturing defective products. To achieve this, Toyota designs its equipment to detect abnormalities and to stop whenever abnormalities occur. Toyota also authorizes its machine operators and other members of its production team to stop production whenever they note anything suspicious. This permits Toyota to build quality into the production process by avoiding defects and preventing the waste that would result from producing a series of defective items.

Toyota believes that the Toyota Production System allows it to achieve mass-production efficiencies over small and large production volumes. This gives Toyota the flexibility to respond to changing consumer demand without significantly increasing production costs. While the Toyota Production System remains the basis of Toyota’s automobile production, the system has been expanded for use in Toyota’s parts production, logistics and customer service activities.

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

In order to strengthen manufacturing and promote localization of overseas production, Toyota established the Global Production Center in July 2003 as a development and training center for global human resources. The GPC is intended to introduce local managers to the Toyota methodology, allowing them to manage locally, and train their subordinates. GPC develops efficient training systems and formulaic, simplified and easy to understand methodology. One characteristic of the GPC is that managers, new hires and experienced workers can all receive common skill training. GPC’s training system involves a pre-training phase where trainees learn basic skills and discover through image training the skills that they must acquire. This is followed by various steps of training, from basic skill training, elementary task training, and standard task training, thereby conducting thorough training. Reduced training time and higher levels of achievement enabled the training system to be significantly more efficient. Since its establishment, GPC had trained over 6,200 people as of October 31, 2005.

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

In addition to platform reduction, Toyota continues to focus on other methods of increasing the commonality of parts and components used in different models. These steps include reducing model variations and the number of parts used in each model. Toyota is seeking to increase the efficiency of procurement from outside suppliers by making use of a common global database to enable plants in different areas of the world to purchase parts and materials from the most competitive sources. In addition, Toyota is engaged in the “Value Innovation” (VI) activity which is focused on systems-based cost innovation, going one step beyond item-based innovation. Adopting a new approach to designing, Toyota aims to achieve comprehensive cost reductions by treating associated parts as integrated systems.

Toyota’s ability to achieve these cost reductions is subject to a number of factors, some of which are not in Toyota’s control. These factors include the successful implementation of the manufacturing processes described above, as well as the business and financial conditions of Toyota’s suppliers and the general economic and political conditions in the markets in which these suppliers operate.

Distribution

Toyota’s automotive sales distribution network is the largest in Japan. As of March 31, 2006, this network consisted of 294 dealers employing approximately 40,000 sales personnel and operating more than 5,000 sales and service outlets. Toyota owns 19 of these dealers and the remainder are independent. In addition, at March 31, 2006, Daihatsu’s sales distribution network consisted of 63 dealers employing approximately 5,300 sales personnel and operating approximately 800 sales and service outlets. Daihatsu owns 35 of these dealers and the remainder are independent.

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

Sales of Toyota vehicles in Japan are conducted through four sales channels — “Toyota,” “Toyopet,” “Corolla” and “Netz.” In response to continuing structural changes in the Japanese market that reflect the evolving social environment and consumer preferences, Toyota is in the process of redistributing and restructuring its domestic sales network. Specifically, Toyota combined the Netz and Vista sales channels into an expanded Netz channel in May 2004 in order to cater to a growing number of customers with new values. In addition, Toyota introduced the Lexus brand to the Japanese market in August 2005, and currently distributes the Lexus brand vehicles through a network of approximately 150 sales outlets in order to enhance its competitiveness in the domestic luxury automobile market. The following table provides information for each channel as of March 31, 2006.

	Dealers
Channel	Toyota Owned	Independent	Total	Market Focus
Toyota	5	45	50	Luxury channel for Toyota brand name vehicles
Toyopet	5	47	52	Leading channel for the medium market
Corolla	5	69	74	Volume retail channel centering on compact models
Netz	4	114	118	Sales channel targeting customers with new values for the 21st century.

Brand			Sales Outlets	Market Focus
Lexus			151	Premium Brand

Outside Japan, Toyota vehicles are marketed through approximately 170 distributors in approximately 170 countries and regions. Daihatsu vehicles are sold through approximately 130 dealers operating approximately

2,200 sales outlets in more than 140 countries and regions. Toyota operates sales subsidiaries and maintains networks of dealers in each of its overseas markets, including North America, Europe and Asia. In Eastern Europe, Toyota has a wholly-owned sales subsidiary in Poland and participates in joint venture sales companies in Hungary. Toyota vehicles in China are sold through 3 distributors operating 308 sales outlets as of May 2006.

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

Features of intelligent transport systems include:

Increasing Vehicle Functionality — Information service functions. To Toyota, increasing vehicle functionality means advancing information service functions that integrate vehicles with telecommunication systems and driving assist functions that use communication technologies and sensing technologies to create vehicles with intelligent features. Information service functions add to the basic vehicle function of traveling, turning and stopping. The function of connecting is made possible by the use of communication technologies, which in turn enriches the driving experience and improves the convenience of driving. Examples include the following:

•	Advanced car navigation system with functions such as displaying detailed information about the parking level on which the vehicle is traveling and the VICS (Vehicle Information and Communication System) that provides real-time information about road traffic including congestion, accidents, traffic restrictions and parking. These car navigation systems will continue to play an important role in providing drivers with various types of information on safety, smooth traveling, comfort and convenience.

•	G-BOOK is an information network service that merges the latest network technologies with car multimedia, preparing for the arrival of the ubiquitous network society. G-BOOK supports the driver and the vehicle anytime, anywhere via a network, for example, by providing various types of information useful for driving as well as a safety and security service that detects unusual conditions in the vehicle. In 2005, Toyota launched the G-BOOK ALPHA service, which added various features including a traffic congestion prediction service in an effort to further develop telematics.

•	Emergency call service (the “HELPNET”), is a system that either automatically or by manual button control sends necessary information, such as vehicle position and other information to emergency response numbers via a HELPNET operations center when a traffic accident or other emergencies occur. By shortening the time between the occurrence of an emergency and the reporting, it decreases traffic fatalities, reduces the adverse effects of injuries, lessens secondary casualties and alleviates traffic congestion.

Increasing Vehicle Functionality — Driving Assist Functions. Toyota’s driving assist functions offer functions that assist drivers with a view to lessen the burden of driving, enhance safety and stimulate excitement in their driving. Toyota is proceeding with enhancements and the commercialization of various functions that assist the driver in sensing external information, avoiding danger and making appropriate maneuvers, all in line with the driver’s basic driving actions. Examples include the following:

•	“Night View” is a system that supports the driver’s vision at night. By utilizing infra-red rays, pedestrians, vehicles and other objects within and beyond the range of the headlights are displayed clearly and the driver’s range of vision is widened.

•	“Lane Keeping Assist System” is a system that uses a camera to detect the white lane markers on the road surface ahead while driving on the highway. While this system does not automatically keep the vehicle within the lane and the driver must still operate the steering wheel, the system assists the driver’s operation of the steering wheel by warning a deviation from the lane and by controlling the motorized power steering, in order to help keep the vehicle traveling between the lane markers. This system does not automatically control the steering to maintain travel between lane markers, but requires the steering of the driver.

•	“Pre-crash Safety System” is a system that perceives whether a crash is unavoidable and if so, proceeds to activate safety devices at an early stage to reduce any damage caused by collisions.

•	“Intelligent Parking Assist” is the world’s first parking assist system that enables the vehicle to be automatically steered when it is being backed into a garage or being parallel-parked.

•	“Radar Cruise Control with Low-Speed Tracking Mode” is a system that enables vehicles to follow vehicles ahead maintaining a distance within a preset speed. The low-speed tracking mode controls the accelerator and the brake to maintain the distance from the vehicle ahead at a speed specified by the driver when the vehicle is traveling at low speed (approximately 30km/h or slower) on a congested highway. If the system determines that it is necessary to stop the vehicle, it issues a warning, notifying the driver of the need to apply the breaks. Should the driver fail to apply the breaks in time, the system automatically stops the vehicle momentarily to maintain the necessary distance from the vehicle ahead.

•	“VDIM” (Vehicle Dynamics Integrated Management) (including “VSC” Vehicle Stability Control functions) is a system that constantly monitors the driver’s actions and the vehicle’s state and centrally manages the engine, the steering mechanisms and the brakes. By starting control even before the vehicle’s control limits are reached, the VDIM assists with the traveling, turning and stopping operations, thus achieving a high level of preventive safety.

Enhancing Transport Systems. Enhancing transport systems requires addressing various factors that are pertinent not only to cars but also roads, people and public transport systems in order to ensure the smooth and efficient movement of people and vehicles and to build a safe transportation environment. Although the scope of enhancing transport systems is wide, recent advances in information technology and intelligent transport systems are making various systems that used to be merely concepts into a reality. Examples include the following:

•	ETC is a system in which an on-board unit communicates with the gate to pay the toll by having it charged to a credit card when a vehicle passes through tollgates, thus eliminating the need for the vehicle to stop for payment. This has the effect of alleviating traffic congestion near the tollgate and will lead to lower emissions and reduced fuel consumption.

•	IMTS (Intelligent Multimode Transit System) is a system that combines the advantages of rail and bus transport to provide a new transportation system for medium level distances and loads. On main roads, the buses run in automated platoons on dedicated roads, while on ordinary roads, each bus is manually driven. At the “Expo 2005 Aichi Japan”, 1.79 million visitors used the buses with cutting edge design as on-site transportation.

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

Financial Services

Toyota’s revenues from its financial services operations were ¥997 billion in fiscal 2006, ¥781 billion in fiscal 2005 and ¥737 billion in fiscal 2004. The market for automobile financing has grown as more consumers are financing and leasing their purchases, particularly in North America and Europe.

Toyota Financial Services Corporation is Toyota’s wholly owned subsidiary established in July 2000 which oversees the management of Toyota’s finance companies worldwide and the expansion into new automobile related product areas. Toyota plans to expand its network of financial services, which currently covers 31 countries and regions, in accordance with its strategy of further developing its auto-related financing businesses in significant markets.

Toyota Motor Credit Corporation is Toyota’s principal financial services subsidiary in the United States. Toyota also provides financial services in 30 other countries and regions through various financial services subsidiaries, including:

•	Toyota Finance Corporation in Japan,

•	Toyota Credit Canada Inc. in Canada,

•	Toyota Finance Australia Ltd. in Australia,

•	Toyota Kreditbank GmbH in Germany, and

•	Toyota Financial Services (UK) PLC in the United Kingdom.

Toyota Motor Credit Corporation provides a wide range of financial services, including retail financing, retail leasing, wholesale financing and insurance. Toyota Finance Corporation also provides a range of financial services, including retail financing, retail leasing, credit cards and housing loans. Toyota’s other finance subsidiaries provide retail financing, retail leasing and wholesale financing.

In fiscal 2006, Toyota established a financial services company in Indonesia through a joint venture with PT Astra International Tbk.

Net finance receivables outstanding for all of Toyota’s dealer and customer financing operations were ¥8.3 trillion at March 31, 2006, representing an increase of approximately 19.2% as compared to the amount outstanding as of March 31, 2005. The majority of Toyota’s financial services are provided in North America. As of March 31, 2006, approximately 65.1% of Toyota’s finance receivables were derived from financing operations in North America, 14.3% from Japan, 9.7% from Europe and 2.9% from Asia and 8.0% from other areas.

Approximately 40% of Toyota’s unit sales in the United States during fiscal year 2006 included a financing or lease arrangement with Toyota. Because a significant portion of Toyota’s finance business relates to sales of Toyota vehicles, lower vehicle unit sales may result in a reduction in the level of Toyota’s finance operations.

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

The following table provides information regarding Toyota’s finance receivables and operating leases as of March 31, 2005 and 2006.

	Yen in millions		US dollars in millions
	March 31,		March 31,
	2005	2006	2006
Finance Receivables
Retail	¥4,716,961	¥5,930,822	$50,488
Finance leases	756,732	741,280	6,310
Wholesale and other dealer loans	1,773,440	1,998,814	17,016

	7,247,133	8,670,916	73,814
Deferred origination costs	65,189	92,798	790
Unearned income	(233,417)	(334,796)	(2,850)
Allowance for credit losses	(91,829)	(101,383)	(863)

Total finance receivables, net	6,987,076	8,327,535	70,891
Less – Current portion	(3,010,135)	(3,497,319)	(29,772)

Noncurrent finance receivables, net	¥3,976,941	¥4,830,216	$41,119

Operating Leases
Vehicles	¥1,736,238	¥2,503,064	$21,308
Equipment	92,459	102,362	871

	1,828,697	2,605,426	22,179
Less – Accumulated depreciation	(424,609)	(579,896)	(4,936)

Vehicles and equipment on operating leases, net	¥1,404,088	¥2,025,530	$17,243

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

Toyota currently has voting power of approximately 34.6% in Aioi Insurance Co., Ltd, a leading insurance company in Japan. Toyota continues to use its strong relationship with Aioi to develop attractive consumer insurance products for Toyota’s automotive customers.

Other Financial Services

Toyota Finance Corporation launched its credit card business in April 2001, and currently has 5.38 million card holders as of March 31, 2006. In 2005, with the introduction of the Lexus brand in Japan, Toyota began issuing the Lexus credit cards. As of March 31, 2006, there were 6,000 Lexus credit card holders. Toyota also established Toyota Financial Services Securities Corporation, a subsidiary of Toyota Financial Services Corporation, which commenced operations in April 2001 to coincide with the launch of the credit card business. Through Toyota Financial Services Securities Corporation, Toyota provides financial services primarily for its card holders in Japan, including sales of investment trusts and high grade corporate bonds.

Other Operations

In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive business activities. Net sales for these activities totaled ¥1,190 billion in fiscal 2006, ¥1,030 billion in fiscal 2005, and ¥896 billion in fiscal 2004. The sales to external customers of other operations represented 3.5% of Toyota’s net revenues for fiscal 2006. The most significant of Toyota’s other operations include pre-fabricated housing, its information technology related businesses, including certain intelligent transport systems and an e-commerce marketplace called Gazoo.com. Substantially all of Toyota’s revenues from other operations were derived in Japan.

Pre-fabricated Housing

Toyota is also engaged in the manufacture and sale of prefabricated housing. Toyota has adapted the core production systems and methodologies used in its automotive operations to this business. In order to strengthen its product planning and sales of its prefabricated housing operations, Toyota spun-off its operations and established a subsidiary, Toyota Housing Corporation, in April 2003. In March 2005, Toyota, together with two institutional investors, agreed to jointly invest in Misawa Home Holdings, Inc. pursuant to their request to assist its rehabilitation. The investment takes the form of a subscription of equity shares in the total amount of ¥25.8 billion, of which ¥10.4 billion is subscribed by Toyota. Toyota is further coordinating with Misawa in the development, manufacture and sale of housing and to complement one another in terms of sales area and products. Through these activities, Toyota intends to cater to a wide variety of customer needs and to strengthen the housing business of both companies.

Information Technology

Toyota is involved in developing information technology related products and services through joint efforts with certain telecommunication and information services providers. Its primary partner in these development efforts is KDDI Corporation, a domestic telecommunications service provider that offers integrated mobile, domestic and international telecommunications services. Toyota and KDDI Corporation are further strengthening their business relationship in light of the increasing necessity for developing services that are better adapted to existing telecommunications infrastructure. Toyota currently holds an 11.2% of ownership interest in KDDI.

Toyota established Toyota InfoTechnology Center Co., Ltd., a joint venture among its affiliates and KDDI, in January 2001. Toyota InfoTechnology Center, USA., Ltd., a wholly-owned subsidiary of the joint venture, was established in April 2001. This joint venture focuses on research and development of advanced information technologies that address market needs. Toyota believes these technologies will be integral to the further development of information services businesses, including intelligent transport systems such as the infrastructure cooperative road safety system. Toyota holds a 65% interest in the joint venture.

Toyota also operates a Japanese-language web site, Gazoo.com. The name “Gazoo” originates from the Japanese word gazo meaning images. Gazoo was established as a membership Internet service linking Toyota, its national dealer network and Gazoo members, and provides information on new and used Toyota automobiles and related services as well as online shopping capabilities. Gazoo has been expanded to offer a wide range of products and services, including information on an increased number of vehicle types offered by Toyota and certain additional service to its credit card members. To further expand its motor vehicle information service, Toyota launched an information service called G-BOOK in Japan in fall 2002 by applying information technology that was developed through Internet information communications services. Toyota has included in its basic services of G-BOOK services such as a theft detection system, location tracking service and operator assistance service to enhance services to its G-BOOK users. This is as a part of Toyota’s efforts to offer a lifestyle with automobiles with ease, safety and comfort. Toyota has also licensed its G-BOOK technology to certain other competitors in Japan. In March 2004, Toyota launched its state-of-the-art CRM (“customer relationship management”) system called the e-CRB (“customer relationship building”) in Thailand. The e-CRB consists of a membership-based website and an operations system for dealers. The e-CRB system offers its customers a variety of services such as providing information of new vehicles, accepting requests for brochures and estimates and notifying customers when it is time for maintenance by keeping track of the vehicles’ maintenance history and mileage. Toyota hopes that the e-CRB will serve to facilitate creating a closer and long-lasting relationship with its customers world-wide and is currently implementing e-CRB in Thailand, Australia and China.

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

Vehicle Emissions

Japanese Standards

The Air Pollution Law of Japan and the Road Transportation Vehicle Law regulate vehicle emissions in Japan. In addition, both the Noise Regulation Law and the Road Transportation Vehicle Law provide for noise reduction standards on automobiles in Japan. Toyota’s vehicles manufactured for sale in Japan comply with all Japanese exhaust emission and noise level standards. In addition, Toyota is progressing with efforts to attain certification as “ultra low emission vehicles” for the majority of its automobile models under the Ministry of Land, Infrastructure and Transport’s Low Emission Vehicle Approval Standard. Under this standard, ultra low emission vehicles must achieve over 50% emission reduction against standards implemented in October 2005 by the Ministry of Land, Infrastructure and Transport.

U.S. Federal Standards

The federal Clean Air Act directs the Environmental Protection Agency (“EPA”) to establish and enforce air quality standards, including emission control standards on passenger cars, light-duty trucks and heavy-duty vehicles. Under current standards applicable to passenger cars and light-duty trucks produced in model years through 2003, manufacturers are obligated to recall vehicles that fail to meet these standards for ten years or 100,000 miles, whichever occurs first. Pursuant to the Clean Air Act, the EPA determined that it was necessary to tighten standards further and in February 2000 decided to adopt more stringent vehicle emission and fuel economy standards applicable to passenger cars and light-duty trucks produced in model years 2004 and beyond. In the standards adopted for model years 2004 and beyond, manufacturers must guarantee that their vehicles meet the requirements for ten years or 120,000 miles, whichever occurs first. Manufacturers will not be permitted to sell vehicles in the United States that do not meet the new standards. In March 2006, the EPA proposed legislation that will further restrict emissions standards at low temperatures for vehicles produced in model years 2010 and beyond. Separate standards for heavy-duty vehicles are also in effect, and are expected to become more stringent.

California Standards

Under the federal Clean Air Act, the State of California is permitted to establish its own, more stringent, emission control standards. As a result, the California Air Resources Board has established its own emission standards, known as the “Low Emission Vehicle Program”. In late 1998, the California Air Resources Board adopted additional vehicle emissions standards that must be phased in beginning in the 2004 model year. These new standards treat most light trucks the same as passenger cars and require both types of vehicles to meet the new emissions standards of the Low Emission Vehicle Program. As part of the original Low Emission Vehicle Program, the California Air Resources Board also required that a specified percentage of a manufacturer’s passenger cars and trucks sold in California for all model years 1998 and after be “zero-emission vehicles” (vehicles producing no emissions of regulated pollutants). The California Air Resources Board subsequently eliminated the zero-emission vehicles mandate for model years before 2005, and adopted a zero-emission vehicles requirement for model years 2005 and beyond. This zero-emission vehicles requirement also sets forth certain requirements that advanced technology vehicles such as hybrid cars and alternative fuel vehicles must meet to be recognized as “partial zero-emission vehicles”. Toyota’s battery- powered RAV4 EV compact sport-utility vehicle qualifies as a zero-emission vehicle and the new 2004 model Prius released in 2003 qualifies as a partial zero-emission vehicle under the new zero-emission vehicles requirement adopted by the California Air Resources Board. Toyota intends to continue to develop additional advanced technologies and alternative fuel technologies which will allow other vehicles using such technologies to qualify as zero-emission vehicles or partial-zero-emission vehicles. In July 2002, the California legislature passed new legislation that requires the California Air Resources Board to develop and adopt, by the end of 2004, regulations that achieve the maximum feasible reduction in greenhouse gas emissions. In September 2004, the California Air Resources Board adopted regulations that would require the reduction of greenhouse gas released from passenger vehicles, light trucks and other noncommercial vehicles from the 2009 model year onward by 20 to 30 percent by the 2016 model year and reported to the California state legislature at the beginning of 2005 that it will adopt and promulgate the regulations. In December 2004, the Alliance of Automobile Manufacturers and the Association of International

Automobile Manufacturers, both of which Toyota Motor North America, Inc., a subsidiary of Toyota is a member, filed a lawsuit against the California Air Resources Board seeking injunction against the implementation of the regulation. The lawsuit contends that only the National Highway Traffic Safety Administration, and not states, including California, has the authority to regulate carbon dioxide emissions and fuel economy standards.

Other States

Other states may adopt California’s regulations, including its zero-emission vehicle mandates, by meeting the requirements under the federal Clean Air Act.

The states of Massachusetts, New York, Vermont and Maine have adopted California’s Low Emission Vehicle Program, effective with model year 2001 or before. The states of Massachusetts, New York, Vermont and New Jersey have also made decisions to adopt California’s zero-emission vehicle requirement in the future. The trend of adopting California’s standards is spreading to other states as well.

Canadian and Mexican Standards

Canada has established vehicle emission standards equivalent to the federal standards in the United States, including the heightened requirements that will be applicable to passenger cars and light trucks in model years 2004 and beyond. Mexico’s emission control standards are similar to those applicable in the United States after the 1994 model year.

European Standards

The European Union adopted a directive that establishes increasingly stringent emissions standards for passenger vehicles and light commercial vehicles in October 1998. Under this directive, the standards adopted beginning with year 2000 require manufacturers to recall any vehicles which fail to meet the standards for five years or 80,000 kilometers, whichever occurs first. Toyota introduced vehicles complying with this directive in 1999. Under the standards to be adopted beginning with model year 2005, manufacturers will be obligated to meet the more stringent standards for five years or 100,000 kilometers, whichever occurs first. In December 2005, a proposal was submitted by the European Commission to further tighten standards. Debates regarding this proposal have been commenced in the European Parliament. Standards for heavy commercial vehicles have been adopted by the European Council and the European Parliament for model years 2005 and thereafter and for model years 2008 and thereafter.

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

Vehicle Fuel Economy

Japanese Standards

The Law Concerning Rationalization of Energy Usage requires automobile manufacturers to improve their vehicles to meet specified fuel economy standards. Toyota has complied with these regulations in all material respects. The law requires that the actual average fuel economy of gasoline-fueled passenger vehicles and gasoline-fueled cargo vehicles under 2.5 tons in vehicle weight for each class based on vehicle weight proposed by each manufacturer complies with the fuel economy standards established thereunder by fiscal 2010, and that the actual average fuel economy of diesel-fueled passenger vehicles and diesel-fueled cargo vehicles under 2.5 tons in vehicle weight for each class based on vehicle weight proposed by each manufacturer complies with relevant fuel economy standards by fiscal 2005. Toyota has already met these standards with respect to diesel fueled vehicles and intends to achieve early compliance with these standards with respect to gasoline fueled vehicles. Furthermore, Japan has signed the United Nations Framework Convention on Climate Change and has agreed to take steps to restrain the emission of “greenhouse gases”. Japan ratified the Kyoto Protocol in June 2002, which became effective in February 2005. This protocol requires Japan to reduce its carbon dioxide emissions by 6% during the years 2008 to 2012 as measured from the 1990 base year.

U.S. Standards

The Federal Motor Vehicle Information and Cost Savings Act requires automobile manufacturers to comply with Corporate Average Fuel Economy standards, commonly referred to as the CAFE standards. Under the CAFE standards, a manufacturer is subject to substantial penalties if, in any model year, its vehicles do not meet those standards. The current CAFE standards are 27.5 miles per gallon for passenger cars and 20.7 miles per gallon for light-duty trucks for model year 2004, which will increase to 22.2 miles per gallon for model year 2007, including mini-vans and sport-utility vehicles. In April 2006, the National Highway Traffic Safety Administration established new CAFE standards that will be applicable to light-duty trucks for model year 2008 and beyond. In addition to new CAFE standards, the National Highway Traffic Safety Administration decided to further strengthen the standards. This new CAFE standard aims to shift the framework from one that is advantageous to compact car makers to one that is fair to full line manufacturing. The overview of the requirement is such that the CAFE standard is determined by sales rate by size (measured by the area of the wheel and wheel base) for each manufacturer. For model years between 2008 and 2010, manufacturers are permitted to comply with the former standard as a transitional measure and, in the event of such compliance, the CAFE standard will be 22.5 miles per gallon for model year 2008, 23.1 miles per gallon for model year 2009 and 23.5 miles per gallon for model year 2010. A manufacturer which meets the CAFE standards earns credits determined by the difference between the actual average fuel economy of its vehicles and the CAFE standards. Credits earned for the three preceding model years and credits projected to be earned for the next three model years can be used to meet CAFE standards in the current model year. Credits earned in respect of passenger cars may not be used for trucks and credits earned in respect of trucks may not be used for passenger cars. Passenger cars are further divided into the two categories “Domestic” and “Import”, and credits earned in one category may be not applied toward another category.

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

European Standards

The European Union has signed the Kyoto Protocol and agreed to reduce carbon dioxide emissions by 8% during the years 2008 to 2012, as measured from the 1990 base year. In early 1999, the European Union entered into a voluntary engagement with the European Automotive Manufacturers Association which establishes an average emissions target of 140 grams of carbon dioxide per kilometer for new cars sold in the European Union in 2008. That target represents an average reduction in passenger vehicle fuel usage of 25%, measured from 1995 levels. In addition, the European Union has reaffirmed its goal of reducing average carbon dioxide emissions from new passenger cars to 120 grams per kilometer by 2012. As a result, automobile manufacturers have agreed to re-examine in 2003 the level of compliance towards the 2008 goal and whether further reductions are possible by 2012. The Japan Automobile Manufacturers Association and the Korean Automobile Manufacturers Association also entered into a similar voluntary engagement with the European Union with the year 2009 as a target year. Since then, based on the agreement from the monitoring system, the European Union compiled annual progress reports with the aim to achieve the goal.

Vehicle Safety

Japanese Standards

In March 2005, regulations applicable to compressed hydrogen gas powered fuel cell vehicles were introduced. The regulations involve technology standards such as those relating to collision, prevention of hydrogen leaks and protection from high-voltage.

Regulations relating to pedestrian safety are applicable to all new models manufactured after September 2005 with certain exceptions and vehicles manufactured after September 2010, except for certain types of vehicles. Offset frontal protection will be required for all new models manufactured after September 2007 and for all cars manufactured after September 2009, and the installation of seat belt reminders is required for driver’s seats of new models manufactured after September 2005 and for all vehicles manufactured after September 2008. In addition, more stringent regulations on driving visibility standards, seatbelt anchorage and seatbelt are also expected to be implemented. All Toyota motor vehicles currently sold in Japan meet or exceed applicable Japanese safety standards.

U.S. Standards

The U.S. National Traffic and Motor Vehicle Safety Act of 1966, or Safety Act, requires vehicles and equipment sold in the United States to meet various safety standards issued by the National Highway Traffic Safety Administration. The Safety Act also authorizes the National Highway Traffic Safety Administration to investigate complaints relating to vehicle safety and to order manufacturers to recall and repair vehicles found to have safety-related defects. The cost of these recalls can be substantial depending on the nature of the repair and the number of vehicles affected.

In 2000, the National Highway Traffic Safety Administration issued various motor vehicle safety standards, including an interim final rule specifying performance requirements for advanced airbag systems. The rule imposes a new regimen of tests with stringent new injury criteria and sets forth a compliance phase in schedule mandating that 20% of all vehicles produced by a manufacturer from September 2003, 65% from September 2004, and 100% from September 2005, meet the new safety standard. These standards add to the cost and complexity of designing and producing new motor vehicles and original motor vehicle equipment.

The Transportation Recall Enhancement, Accountability and Documentation Act was enacted in the United States on November 1, 2000. This Act requires the National Highway Traffic Safety Administration to upgrade federal motor vehicle safety standards relating to tires based on a dynamic vehicle test that takes into account the rollover propensity of vehicles. It also requires the National Highway Traffic Safety Administration to initiate new rules that enhance its authority to gather information potentially relating to motor vehicle defects. This Act substantially increases the National Highway Traffic Safety Administration’s authority to impose civil penalties for noncompliance with regulatory requirements and specifies possible criminal penalties for violations of the federal Fraud and False Statements Act. Under this Act, the National Highway Traffic Safety Administration expanded its New Car Assessment Program to implement consumer information programs for vehicle rollover resistance and child restraints and adopted extensive early warning defect reporting requirement in 2002, and strengthened regulations regarding tire-pressure monitoring systems in 2005.

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

European and Other Standards

In Europe, following the White Paper “European transport policy for 2010: time to decide” adopted in 2001, which declares targeting to halve the number of deaths caused by road accidents by 2010, various groups in different fields are currently conducting research and analyses. In addition, the “Road Safety Action Programme” adopted by the European Commission in 2003 envisions the reduction in deaths from road accidents by utilizing technological advancement relating to the improvement in vehicle safety. The White Paper and the Action Programme promote the introduction of safety features such as automatic cruise control, speed alert system, intelligent speed limitation devices, alcohol lock, whiplash prevention, collision prevention, universal child restraints (CRS) and seat belt reminders. The European Commission and the ACEA have established CARS 21, High Level Group that aims to strengthen the competitiveness of the European automotive industry, and examined the recommendations with the legal framework of a decade later in mind. The CARS 21 final report issued at the end of 2005 contains recommendations relating to the simplification of legislation and road safety, among other issues, and indicates a Ten Year Roadmap. The report discusses electronic stability control, seatbelt reminders, break assist systems, CRS (isofix child seats) and daytime running lights. It is possible that this will have an impact on legislation. Further, based on the White Paper and the Road Safety Action Programme, regulations relating to indirect vision have been strengthened. The European Union regulates the safety of not only vehicle passengers but also that of pedestrians and at present, phase two of regulations are being reviewed.

Vehicle safety regulations in Canada are similar to those in the United States. Countries in South America and Asia have also established vehicle safety regulations. Countries that are members of ASEAN are generally believed to follow regulations promulgated by the United Nations and countries in South America are generally believed to follow those of the United Nations or the United States.

Environmental Matters

Japanese Standards

Toyota’s automotive operations in Japan are subject to substantial environmental regulation under the Air Pollution Law, the Water Pollution Control Law, the Noise Regulation Law and the Vibration Control Law. Under these laws, if a business entity establishes or alters any facility that is regulated by these laws, the business entity is required to give prior notice to regulators, and if a business entity discharges or causes exhaust, wastewater, noise or vibration from such facility, the business entity is also required to comply with the applicable standards. Toyota is also subject to local regulations, which in some cases impose more stringent obligations than the Japanese central government requirements. Toyota has complied with these regulations in all material respects. Under the Waste Disposal and Public Cleaning Law, producers of industrial waste must dispose of industrial waste in the manner prescribed in the Waste Disposal and Public Cleaning Law. Toyota has also complied with the Waste Disposal and Public Cleaning Law.

In February 2003, the Soil Contamination Countermeasures Law became effective in Japan. The Soil Contamination Countermeasures Law stipulates the contamination testing and removal measures that are required when property of former factory or place of business on which prohibited hazardous materials were used are converted to residential areas or other public use. In addition, the Law on Recycling of End-of-Life Vehicles was promulgated in July 2002. Under the Law on Recycling of End-of-Life Vehicles, vehicle manufacturers are required to take back and recycle certain materials of end-of-life vehicles and the provisions concerning such obligations of vehicle manufacturers became effective in January 2005. Toyota has coordinated with relevant parties to establish a vehicle take-back and recycle system throughout Japan. As a result, in fiscal 2006, Toyota achieved a recycling rate of 57% for Automobile Shredder Residue (the legal requirement being 30%) and 93% for air bags (the legal requirement being 85%) and reached the targets set forth in this law.

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

European Standards

In September 2000, the European Union approved a directive that requires member states to promulgate regulations implementing the following:

•	manufacturers shall bear all or a significant part of the costs for taking back end-of-life vehicles put on the market after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, this requirement will also be applicable to vehicles put on the market before July 1, 2002;

•	manufacturers may not use certain hazardous materials in vehicles to be sold after July 2003;

•	vehicles type-approved and put on the market after December 15, 2008, shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or recoverable to a minimum of 95% by weight per vehicle; and

•	end-of-life vehicles must meet actual re-use of 80% and re-use as material or energy of 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015.

All of the member states, other than Ireland, which is currently in the process of legislation domestically, have adopted legislation to implement the directive. In addition, countries such as Sweden, Denmark and Belgium have existing legislation that partially implements the directive. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred.

In addition, under this directive member states must take measures to ensure that car manufacturers, distributors and other auto-related economic operators establish adequate used vehicle collection and treatment facilities and to ensure that hazardous materials and recyclable parts are removed from vehicles prior to shredding. This directive impacts Toyota’s vehicles sold in the European Union and Toyota expects to introduce vehicles that are in compliance with such measures taken by the member states pursuant to the directive.

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2006. Depending on the legislation that is yet to be enacted by certain member states and subject to other circumstances, Toyota may be required to provide additional accruals for the expected costs to comply with these regulations. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

The European Union has also issued directives and made proposals relating to the following subjects on environmental matters:

•	emission standards that include a framework permitting member states to introduce fiscal incentives to promote early compliance;

•	reaffirmation of its goal of reducing carbon dioxide emissions; and

•	reform of rules governing automotive distribution and service. The block exemption on distribution has been amended so that dealers may engage in active sales cross border within the European Union and open additional facilities for sales and services. Additionally, dealers may no longer be required by manufacturers to operate side by side both sales and service facilities.

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

The following table provides information for Toyota’s principal research and development facilities.

Facility	Principal Activity
Japan

Toyota Technical Center	Planning, design, vehicle evaluation, development of prototypes

Tokyo Design Research & Laboratory	Design research and development of advanced styling designs

Higashi-Fuji Technical Center	Research and advanced development on powertrains, materials, electronic parts and other matters

Shibetsu Proving Ground	Vehicle testing and evaluation

Tokyo Development Center	Advanced technology development of electronics

Facility	Principal Activity
United States

Toyota Motor Engineering and Manufacturing North America, Inc.

Development of the upper body part for a portion of North American manufactured vehicles, adapting vehicles sold in North America to the market, advanced technology research, external affairs for legal and regulatory affairs, certification

Calty Design Research, Inc.	Design development, model production and design survey

Europe

Toyota Motor Europe S.A./N.V.	Development of the upper body part for a portion of European manufactured vehicles, market tuning for vehicles sold in Europe, advanced technology research, external affairs for legal and regulatory affairs, certification

Toyota Europe Design Development S.A.R.L.	Design development, model production and design survey

Toyota Motorsport GmbH	Development of Formula One race cars

Asia Pacific

Toyota Technical Center Asia Pacific Thailand Co., Ltd	Design of portions of vehicles that are tailored for vehicles sold in Australia and Asia, evaluation

Toyota Technical Center Asia Pacific Australia PTY, Ltd	Design of portions of vehicles that are tailored for vehicles sold in Australia and Asia

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

Components and Parts, Raw Materials and Sources of Supply

Toyota purchases parts, components, raw materials, equipment and other supplies from several competing suppliers located around the world. Toyota works closely with its suppliers to obtain the best supplies. Toyota believes that this policy encourages technological innovation, cost reduction and other competitive measures. No single supplier accounted for more than 5% of Toyota’s consolidated purchases of raw materials, parts and equipment during fiscal 2006, except for Denso Corporation, an affiliate of Toyota, which supplied approximately 10% of Toyota’s purchases during fiscal 2006. Toyota plans to continue purchases based on the same principle and does not anticipate any difficulty in obtaining supplies in the foreseeable future.

As part of its globalization plan, Toyota is taking steps to increase purchases from both new and existing suppliers outside of Japan. Toyota’s largest sources of supply outside Japan are currently located in the United States. In 2004, Toyota launched its IMV Project, a global network designed to supply pickup trucks, multipurpose vehicles and major vehicle components to Southeast Asia, Europe, Africa, Oceania, Central and South America and Middle East from production bases in Thailand, Indonesia, South Africa and Argentina. Toyota believes the network will enhance its overall competitiveness by coordinating Toyota’s worldwide development, procurement and production activities. Moreover, Toyota has also been rolling out a new global logistical support system in conjunction with the launch of the IMV Project. This new support system will be used to determine the optimum means and routes of transportation, and to coordinate procurement activities in accordance with production status and the availability of delivery vehicles. This system is designed to further Toyota’s globalization efforts by establishing an internal standard for worldwide procurement and distribution in order to reduce production lead times and production costs, thereby ensuring timely delivery to customers. Toyota introduced this new global logistical support system in tandem with the launch of the IMV Project in Thailand and Indonesia in August 2004 and in Taiwan in 2005, and plans to further expand this system on a global basis including Australia, China and Africa.

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

Capital Expenditures and Divestitures

Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2003 and March 31, 2006, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (billions of yen)	Location	Method of Financing
Investment primarily in manufacturing facilities to undertake model changes by Toyota Motor Corporation	1,038.1	Japan	Internal funds

Investment primarily in new technology and products by Daihatsu Motor Co., Ltd.	138.0	Japan	Internal funds

Investment primarily in new technology and products by Toyota Motor Kyushu, Inc.	116.4	Japan	Internal funds

Investment primarily in new technology and products by Hino Motors, Ltd.	102.4	Japan	Internal funds

Investment primarily in new technology and products by Toyota Auto Body Co., Ltd.	84.8	Japan	Internal funds

Investment primarily in new technology and products by Kanto Auto Works, Ltd.	80.2	Japan	Internal funds

Investment primarily in new technology and products by Toyota Motor Hokkaido, Inc.	54.0	Japan	Internal funds

Description of Activity	Total Cost (billions of yen)	Location	Method of Financing

Investment to promote localization by Toyota Motor Thailand Co., Ltd.	115.3	Thailand	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	105.0	United States	Internal funds

Investment to promote localization by Toyota Motor Europe S.A./N.V.	76.0	Belgium	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Texas, Inc.	74.5	United States	Internal funds

Investment to promote localization by Toyota South Africa Motors (Pty) Ltd.	62.1	South Africa	Internal funds

Investment to promote localization by Toyota Motor Corporation Australia Ltd.	57.3	Australia	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, California Inc.	50.6	United States	Internal funds

Investment to promote localization by Toyota Motor Manufacturing (UK) Ltd.	41.9	United Kingdom	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Indiana, Inc.	39.7	United States	Internal funds

Investment to promote localization by Toyota Motor Manufacturing Poland Sp.zo.o.	31.6	Poland	Internal funds

Investment primarily in leased automobiles by Toyota Motor Credit Corporation	1,860.5	United States	Internal funds and borrowings

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2006 and March 2007, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (billions of yen)	Location	Method of Financing
Investment primarily in manufacturing facilities by Toyota Motor Corporation	427.8	Japan	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Thailand Co., Ltd.	75.5	Thailand	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Texas, Inc.	69.5	United States	Internal funds

Investment primarily in manufacturing facilities by Toyota South Africa Motors (Pty) Ltd.	60.0	South Africa	Internal funds

Investment primarily in manufacturing facilities by Toyota Auto Body Co., Ltd.	48.0	Japan	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Turkey, Inc.	43.1	Turkey	Internal funds

Set forth below is additional information with respect to Toyota’s material plans to construct, expand or improve its facilities, presented on a “by facility” basis.

Texas Plant. Toyota commenced construction of a plant in Texas in October 2003. The plant will be used to produce full-size Tundra pickup trucks, and will have an initial annual production capacity of approximately 200,000 units. The plant is expected to commence operations by the end of 2006. The total cost of this plant is expected to be approximately $850 million. The construction costs have been to date, and are expected to be in the future for the remaining costs, financed through internal funds.

Guangqi Engine Plant. In February 2004, Toyota established Guangqi Toyota Engine Co., Ltd. as a joint venture with Guangzhou Automobile Group Co., Ltd. The joint venture operates a plant that commenced production of engine parts in January 2005 and gasoline engines in October 2005. Construction of a second line in the plant has commenced, and production capacity will be increased from 300,000 engines to 500,000 engines in 2006. The total cost of this plant is expected to be approximately 4.1 billion yuan. The construction costs have been to date, and are expected to be in the future for the remaining costs, financed through internal funds and loans.

Alabama Plant. Toyota plans to increase production capacity of engines at its Alabama plant. The plant is expected to increase the production capacity of V8 engines from an annual production capacity of 120,000 units to 270,000 units for the Tundra pickup trucks and the Sequoia sports-utility vehicles by the end of 2006. The total cost of this expansion is expected to be approximately $250 million. The construction costs have been to date, and are expected to be in the future for the remaining costs, financed through internal funds.

Thailand Plant. In April 2005, Toyota announced the construction of a new automobile manufacturing plant, which will be the third plant in Thailand and construction began in December 2005. The plant is expected to commence the production of the Hilux pickup trucks in the beginning of 2007 with an annual production capacity of 100,000 units. The total cost of this plant is expected to be approximately 15.2 billion bahts. The construction costs have been to date, and are expected to be in the future for the remaining costs, financed through internal funds.

Second Canada Plant. Toyota is constructing a new plant in Cambridge, Ontario, with an annual production capacity of 150,000 units. In order to meet the demand in the SUV market in North America, the plant is scheduled to produce RAV4 in 2008. The total cost of this plant is expected to be approximately $1.1 billion Canadian dollars. The construction costs are expected to be financed through internal funds.

Russia Plant. In April 2005, Toyota announced the construction of the first automobile manufacturing plant in Russia, following a basic agreement reached with the Russian government and the city of St. Petersburg. The construction of the plant commenced in June 2005. The plant is expected to produce the Camry, the core model sold by Toyota in Russia, with an initial annual production capacity of 20,000 units. The total cost of this plant is expected to be approximately 4 billion rubles. The construction costs are expected to be financed through internal funds.

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

The nearly identical complaints allege that the defendants violated the Sherman Antitrust Act by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market. The complaints allege that new vehicle prices in Canada are 10% to 30% lower than those in the United States and that preventing the sale of these vehicles to United States citizens resulted in United States consumers paying excessive prices for the same type of vehicles. The complaints seek permanent injunctions against the alleged antitrust violations and treble damages in an unspecified amount. In March 2004, the federal district court of Maine (i) dismissed claims against certain Canadian sales and marketing subsidiaries, including Toyota Canada, Inc., for lack of personal jurisdiction but denied or deferred to dismiss claims against certain other Canadian companies, and (ii) dismissed the claim for damages based on the Sherman Antitrust Act but did not bar the plaintiffs from seeking injunctive relief against the alleged antitrust violations. The plaintiffs have submitted an amended compliant adding a claim for damages based on state antitrust laws and Toyota has responded to the plaintiff’s discovery requests. Toyota believes that its actions have been lawful. In the interest of quickly resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs at the end of February 2006. The settlement agreement is pending the approval of the federal district court, and immediately upon approval the plaintiffs will, in accordance with the terms of the settlement agreement, withdraw all pending actions against Toyota in the federal district court as well as all state courts and all related actions will be closed.

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

4.C ORGANIZATIONAL STRUCTURE

As of March 31, 2006, Toyota Motor Corporation had 292 Japanese subsidiaries and 231 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
Tokyo Financial Services Corporation	Japan	100.00	100.00
Hino Motors, Ltd.	Japan	50.20	50.45
Toyota Motor Kyushu, Inc.	Japan	100.00	100.00
Daihatsu Motor Co., Ltd.	Japan	51.32	51.56
Toyota Finance Corporation	Japan	100.00	100.00
Toyota Administa Corporation	Japan	100.00	100.00
Toyota Auto Body Co., Ltd.	Japan	56.08	57.02
Tokyo Toyo-Pet Motor Sales Co., Ltd.	Japan	100.00	100.00
Kanto Auto Works, Ltd.	Japan	50.46	50.81
Toyota Motor Manufacturing North America, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00	100.00
Toyota Motor North America, Inc.	United States	100.00	100.00
Toyota Motor Credit Corporation	United States	100.00	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00	100.00
Toyota Motor Manufacturing Canada, Inc.	Canada	100.00	100.00
Toyota Credit Canada Inc.	Canada	100.00	100.00
Toyota Motor Europe S.A./N.V.	Belgium	100.00	100.00
Toyota Motor Italia S.p.A.	Italy	100.00	100.00
Toyota Kreditbank G.m.b.H.	Germany	100.00	100.00
Toyota Espana, S.L.	Spain	100.00	100.00
Toyota Deutschland G.m.b.H.	Germany	100.00	100.00
Toyota France S.A.	France	100.00	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00	100.00
Toyota Motor Manufacturing (UK) Ltd.	United Kingdom	100.00	100.00
Toyota Financial Services (UK) PLC	United Kingdom	100.00	100.00
Toyota (GB) PLC	United Kingdom	100.00	100.00
OOO “TOYOTA MOTOR”	Russia	100.00	100.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00	100.00
Toyota Finance Australia Ltd.	Australia	100.00	100.00
Toyota Motor Asia Pacific Pte Ltd.	Singapore	100.00	100.00
Toyota Motor Thailand Co., Ltd.	Thailand	86.43	86.43
Toyota Leasing (Thailand) Co., Ltd.	Thailand	79.17	79.17
Toyota do Brasil Ltda.	Brazil	100.00	100.00
Toyota Financial Services South Africa (Pty) Ltd.	South Africa	66.67	66.67
Toyota South Africa Motors (Pty) Ltd.	South Africa	100.00	100.00

4.D PROPERTY, PLANTS AND EQUIPMENT

As of March 31, 2006, Toyota and its affiliates produce automobiles and related components through more than 50 manufacturing organizations in 27 countries and regions around the world. The facilities are located principally in Japan, Argentina, Australia, Brazil, Canada, China, India, Malaysia, the Philippines, Thailand, the United States and the United Kingdom.

In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

The following table sets forth information, as of March 31, 2006, with respect to Toyota’s principal facilities and organizations, all of which are owned by Toyota or its subsidiaries. However, small portions, all under approximately 20%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Floor Space (thousand square meters)	Principal Products or Functions
Japan

Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	1,230	Research and Development
Tahara Plant	Tahara City, Aichi Pref.	1,160	Automobiles
Motomachi Plant	Toyota City, Aichi Pref.	880	Automobiles
Takaoka Plant	Toyota City, Aichi Pref.	720	Automobiles
Tsutsumi Plant	Toyota City, Aichi Pref.	610	Automobiles
Kamigo Plant	Toyota City, Aichi Pref.	570	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	520	Automobiles
Kinu-ura Plant	Hekinan City, Aichi Pref.	380	Automobile parts
Myochi Plant	Miyoshi-cho, Aichi Pref.	280	Automobile parts
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref.	260	Research and Development
Daihatsu Motors Co., Ltd.	Ikeda City, Osaka, etc.	1,000	Automobiles
Hino Motors, Ltd.	Hino City, Tokyo, etc.	960	Automobiles
Toyota Auto Body Co., Ltd.	Kariya City, Aichi Pref., etc.	940	Automobiles
Toyota Motor Kyushu, Inc.	Miyawaka City, Fukuoka Pref.	550	Automobiles
Kanto Auto Works, Ltd.	Susono City, Shizuoka Pref., etc.	380	Automobiles

Outside Japan

Toyota Motor Sales, U.S.A., Inc.	California, U.S.A.	840	Sales facilities
Toyota Motor Manufacturing, Kentucky, Inc.	Kentucky, U.S.A.	700	Automobiles
Toyota Motor Manufacturing, Indiana, Inc.	Indiana, U.S.A.	370	Automobiles
Toyota Motor Corporation Australia, Ltd.	Victoria, Australia	200	Automobiles
Toyota Motor Thailand Co., Ltd.	Samut Prakan, Thailand	2,320	Automobiles

Toyota is constantly engaged in upgrading, modernizing and revamping the operations of its manufacturing facilities, based on its assessment of market needs and prospects. As market conditions and Toyota’s business objectives evolve, Toyota adjusts its capacity and utilization by opening, closing, expanding or downsizing production facilities accordingly. As a result, Toyota believes it would require unreasonable effort to track the exact productive capacity and the extent of utilization of each of its manufacturing facilities with a reasonable degree of accuracy. Toyota believes that its manufacturing facilities are generally all operating within normal operating capacity and not substantially below capacity.

As of March 31, 2006, property, plant and equipment having a net book value of approximately ¥100,753 million was pledged as collateral securing indebtedness incurred by Toyota’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.

Toyota considers all its principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of its operations.

See “— Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s material plans to construct, expand or improve facilities.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A OPERATING RESULTS

All financial information discussed in this section is derived from Toyota’s consolidated financial statements that appear elsewhere in this annual report on Form 20-F. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Overview

The business segments of Toyota include automotive operations, financial services operations and all other operations. Automotive operations is Toyota’s most significant business segment, accounting for 90% of Toyota’s total revenues before the elimination of intersegment revenues and 90% of Toyota’s total operating income before the elimination of intersegment revenues and costs for the year ended March 31, 2006. The operating income from automotive operations as a percentage of total operating income increased by 4% compared with fiscal 2005 due to a decrease in operating income from the financial services operations. Toyota’s primary markets based on vehicle unit sales for the year ended March 31, 2006 were: Japan (30%), North America (32%), Europe (13%), and Asia (11%).

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

The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market based on location of customers for the past three fiscal years.

	(Thousands of Units)
	Year Ended March 31,
	2004	2005	2006
Japan	2,303	2,381	2,364
North America	2,103	2,271	2,556
Europe	898	979	1,023
Asia	557	833	880
Other	858	944	1,151

Overseas total	4,416	5,027	5,610

Total	6,719	7,408	7,974

Toyota’s consolidated unit sales in Japan increased during fiscal 2005 as compared to fiscal 2004 despite a decline in the overall domestic market. During fiscal 2006, Toyota’s consolidated unit sales in Japan decreased slightly, but still remained near the same high level as compared to fiscal 2005, reflecting the active introduction of new products that met customer needs and the strong sales efforts of domestic dealers. In addition, overseas vehicle unit sales increased in North America, Europe, Asia and Other due to extensive product offerings that catered to regional needs during fiscal 2005 and 2006. During fiscal 2006, vehicle unit sales increased especially in North America. During fiscal 2005, vehicle unit sales increased especially in Asia, due to the IMV series. The

IMV series consist of pickup trucks, multipurpose vehicles and major vehicle components supplied to Southeast Asia, Europe, Africa, Oceania, Central and South America and Middle East from production bases in Thailand, Indonesia, South Africa and Argentina.

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

Changes in laws, regulations, policies and other governmental actions can also materially impact the profitability of Toyota’s automotive operations. These laws, regulations and policies include those attributed to environmental matters and vehicle safety, fuel economy and emissions that can add significantly to the cost of vehicles. The European Union has approved a directive that requires manufacturers to be financially responsible for taking back end-of-life vehicles and to take measures to ensure that adequate used vehicle disposal facilities are established and those hazardous materials and recyclable parts are removed from vehicles prior to scrapping. Please see “— Legislation Regarding End-of-Life Vehicles” and “Information on the Company — Business Overview — Governmental Regulation, Environmental and Safety Standards” and note 23 to the consolidated financial statements for a more detailed discussion of these laws, regulations and policies.

Many governments also regulate local content, impose tariffs and other trade barriers, and enact price or exchange controls that can limit an automaker’s operations and can make the repatriation of profits unpredictable. Changes in these laws, regulations, policies and other governmental actions may affect the production, licensing, distribution or sale of Toyota’s products, cost of products or applicable tax rates. Toyota is currently one of the defendants in purported national class actions alleging violations of the U.S. Sherman Antitrust Act. For a more detailed description of these proceedings, see note 23 to the consolidated financial statements.

The worldwide automotive industry is in a period of globalization and consolidation, which may continue for the foreseeable future, and in general the competitive environment in which Toyota operates is likely to intensify. Toyota believes it has the resources, strategies and technologies in place to compete effectively in the industry as an independent company for the foreseeable future.

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

TMMIN is primarily engaged in the manufacturing and sale of Toyota vehicles and related parts. Fiscal 2005 was the first full year that Toyota’s consolidated financial statements include the operating results of TMMIN. In October 2004, Araco Corporation (“Araco”) spun off its automotive manufacturing business that was merged into Toyota Auto Body Co., Ltd. while the remaining operations of Araco were merged with Takanichi Co., Ltd. (“Takanichi”) and Toyoda Boshoku Corporation to become Toyota Boshoku Corporation (“Toyota Boshoku”). As a result, Toyota’s ownership interests in Toyota Boshoku increased to 49.63% and Toyota Boshoku is accounted for using the equity method from the latter half of fiscal 2005. Prior to the merger, Araco and Takanichi were consolidated subsidiaries of Toyota and included their financial results in Toyota’s consolidated financial statements. Toyota Boshoku is primarily engaged in the development, manufacturing and sales of automotive interior and filter parts.

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

Toyota’s financial services operations mainly include loans and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value added service; therefore, Toyota intends to continue to expand its network of finance subsidiaries in order to offer financial services in more countries.

Toyota’s competitors for retail financing and retail leasing include commercial banks, credit unions, and other finance companies. Meanwhile, commercial banks and other captive automobile finance companies also provide competition for Toyota’s wholesale financing activities.

Toyota’s financial assets increased during fiscal 2006 resulting primarily from the continued expansion of its financial services operations in North America.

The following table provides information regarding Toyota’s finance receivables and operating leases as of March 31, 2005 and 2006.

	Yen in millions
	March 31,
	2005	2006
Finance Receivables
Retail	¥4,716,961	¥5,930,822
Finance leases	756,732	741,280
Wholesale and other dealer loans	1,773,440	1,998,814

	7,247,133	8,670,916
Deferred origination costs	65,189	92,798
Unearned income	(233,417)	(334,796)
Allowance for credit losses	(91,829)	(101,383)

Total finance receivables, net	6,987,076	8,327,535
Less – Current portion	(3,010,135)	(3,497,319)

Noncurrent finance receivables, net	¥3,976,941	¥4,830,216

Operating Leases
Vehicles	¥1,736,238	¥2,503,064
Equipment	92,459	102,362

	1,828,697	2,605,426
Less – Accumulated depreciation	(424,609)	(579,896)

Vehicles and equipment on operating leases, net	¥1,404,088	¥2,025,530

Toyota continues to originate leases to finance new Toyota vehicles. These leasing activities are subject to residual value risk. Residual value risk could arise when the lessee of a vehicle does not exercise the option to purchase the vehicle at the end of the lease. The number of vehicles returned at the end of leases has decreased in recent years. For example, approximately 30% of vehicles leased by Toyota Motor Credit Corporation, Toyota’s financing subsidiary located in the United States, were returned at the end of the applicable lease periods during fiscal 2006, which represents a continuing decrease in the return rates of approximately 50% and 40% in fiscal 2004 and 2005, respectively, due to a narrowing spread between contractual residual values and end of lease market values. To avoid a loss on a vehicle returned to Toyota at the end of its lease, Toyota must resell or re-lease the vehicle at or above the residual value of the vehicle. If Toyota is unable to recover the residual value of the vehicle, it will incur a loss at the end of the lease, which may offset a portion of the earnings on the lease. To the extent that sales incentives remain an integral part of sales promotions (reducing new vehicle prices and cost of ownership), resale prices of used vehicles and, correspondingly, the fair value of Toyota’s leased vehicles could be subject to downward pressure. During fiscal 2005 and 2006, losses have decreased mainly due to a decrease in the number of vehicles returned. See discussion in the Critical Accounting Estimates section regarding “Investment in Operating Leases” and note 2 to the consolidated financial statements regarding the allowance for residual values losses.

Toyota maintains an overall risk management strategy to mitigate its exposure to fluctuations in interest rates and currency exchange rates. Toyota enters into interest rate swap agreements and cross currency interest rate swap agreements to convert its fixed-rate debt to variable-rate functional currency debt. Toyota formally documents relationships between the derivative instrument and the hedged item, as well as its risk-management strategy for undertaking hedge transactions. If Toyota elects fair value hedge accounting, derivative instruments are designated with specific liabilities on Toyota’s consolidated balance sheet, and the fair value quarterly change component of each derivative instrument and hedged item is included in the assessment of hedge effectiveness. Most interest rate swap agreements are executed as an integral part of specific debt transactions, achieving designated hedges. Toyota uses cross currency interest rate swap agreements to entirely hedge exposure to currency exchange rate fluctuations on principal and/or interest payments and to manage its exposure to interest rate fluctuations. Certain derivative instruments are entered into to hedge interest rate risk from an economic perspective and are not designated to specific assets or liabilities on Toyota’s consolidated balance sheet. Accordingly, unrealized gains or losses related to derivatives that are not designated to specific assets and liabilities on Toyota’s consolidated balance sheet are recognized currently in operations. As a result, earnings are impacted by these non-designated derivatives. The impact of recognizing these unrealized gains and losses attributed to non-designated derivatives resulted in an increase, increase and decrease in net income in fiscal 2004, 2005 and 2006, respectively. Toyota does not use any derivative instruments for trading purposes. See discussion in the Critical Accounting Estimates section regarding “Derivatives and Other Contracts at Fair Value”, and further discussion in the Market Risk Disclosures section.

In addition, aggregated funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs increased during fiscal 2005 and 2006 as a result of higher interest rates and an increase in borrowings, primarily in the United States.

Toyota launched its credit card business in Japan at the beginning of fiscal 2002. As of March 31, 2005, Toyota had 4.7 million cardholders, an increase of 0.5 million cardholders compared with March 31, 2004, and as of March 31, 2006, Toyota had 5.4 million cardholders, an increase of 0.7 million cardholders compared with March 31, 2005. Corresponding to the increase in cardholders, the credit card receivables at March 31, 2005 increased by ¥27.0 billion from March 31, 2004 to ¥144.2 billion. The credit card receivables at March 31, 2006 increased by ¥27.0 billion from March 31, 2005 to ¥171.2 billion.

Other Business Operations

Toyota’s other business operations consist of housing, including the manufacture and sale of prefabricated homes; information technology related businesses, including information technology and telecommunications, intelligent transport systems, GAZOO; marine, biotechnology and afforestation.

Toyota does not expect its other business operations to materially contribute to Toyota’s consolidated results of operations.

Currency Fluctuations

Toyota is sensitive to fluctuations in foreign currency exchange rates. In addition to the Japanese yen, Toyota is principally exposed to fluctuations in the value of the U.S. dollar and the euro and, to a lesser extent, the British pound and the Australian dollar. Toyota’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Changes in foreign currency exchange rates may positively or negatively affect Toyota’s revenues, operating costs and expenses, gross margins, operating income, net income and retained earnings.

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

Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles. In calendar 2004 and 2005, Toyota produced 62.9% and 62.0% of Toyota’s non-domestic sales outside Japan, respectively. In North America, 63.7% and 61.1% of vehicles sold in calendar 2004 and 2005 were produced locally, respectively. In Europe, 56.7% and 59.6% of vehicles sold in calendar 2004 and 2005 were produced locally, respectively. Localizing production enables Toyota to purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.

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

Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income. A strengthening of the Japanese yen against other currencies has the opposite effect. The Japanese yen has on average been stronger against the U.S. dollar during fiscal 2005 and weaker against the U.S. dollar during fiscal 2006. At the end of fiscal 2005 and 2006, the Japanese yen was weaker against the U.S. dollar in comparison to the end of the prior fiscal year. As compared to the euro, the Japanese yen has on average been weaker during fiscal 2005 and 2006. At the end of fiscal 2005 and 2006, the Japanese yen was weaker against the euro compared to the end of the prior fiscal year. See further discussion in the Market Risk Disclosures section regarding “Foreign Currency Exchange Rate Risk”.

During fiscal 2005 and 2006, the average value of the yen fluctuated against the major currencies including the U.S. dollar and euro compared with the average value of the previous fiscal year, respectively, as noted above. The operating results excluding the impact of currency fluctuations described in the “Results of Operations — Fiscal 2006 Compared with Fiscal 2005” and the “Results of Operations — Fiscal 2005 Compared with Fiscal 2004” show results of net revenues obtained by applying the yen’s average exchange rate in the previous fiscal year to the local currency-denominated net revenues for fiscal 2005 and 2006, respectively, as if the value of the yen had remained constant for the comparable periods. Results excluding the impact of currency fluctuations year-on-year are not on the same basis as Toyota’s consolidated financial statements and do not conform with U.S. GAAP. Furthermore, Toyota does not believe that these measures are a substitute for U.S. GAAP measures. However, Toyota believes that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

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

Geographic Breakdown

The following table sets forth Toyota’s net revenues in each geographic market based on the country location of the parent company or the subsidiary that transacted the sale with the external customer for the past three fiscal years.

	Yen in millions
	For the years ended March 31,
	2004	2005	2006
Japan	¥7,167,704	¥7,408,136	¥7,735,109
North America	5,910,422	6,187,624	7,455,818
Europe	2,018,969	2,305,450	2,574,014
Asia	1,196,836	1,572,113	1,836,855
Other	1,000,829	1,078,203	1,435,113

Results of Operations — Fiscal 2006 Compared with Fiscal 2005

Net Revenues

Toyota had net revenues for fiscal 2006 of ¥21,036.9 billion, an increase of ¥2,485.4 billion, or 13.4%, compared with the prior year. This increase principally reflects the impact of increased vehicle unit sales, increased parts sales, increased financings and the favorable impact of fluctuations in foreign currency translation rates during fiscal 2006. Eliminating the difference in the yen value used for translation purposes, net revenues would have been approximately ¥20,405.1 billion during fiscal 2006, a 10.0% increase compared with the prior year. Toyota’s net revenues include net revenues from sales of products that increased during fiscal 2006 by 12.8% from the prior year to ¥20,059.5 billion and net revenues from financing operations that increased 28.5% in fiscal 2006 compared with the prior year to ¥977.4 billion. Eliminating the difference in the yen value used for translation purposes, net revenues from sales of products would have been approximately ¥19,472.4 billion, a 9.5% increase, while net revenues from financing operations would have increased approximately 22.6% during fiscal 2006 compared to the prior year to ¥932.7 billion. Geographically, net revenues for fiscal 2006 increased by 4.4% in Japan, 20.5% in North America, 11.6% in Europe, 16.8% in Asia and 33.1% in Other compared with the prior year. Eliminating the difference in the yen value used for translation purposes, net revenues in fiscal 2006 would have increased by 4.4% in Japan, 14.2% in North America, 9.2% in Europe, 11.1% in Asia and 24.4% in Other compared with the prior year.

The following is a discussion of net revenues for each of Toyota’s business segments. The net revenue amounts discussed are amounts before the elimination of intersegment revenues.

Automotive Operations Segment

Net revenues from Toyota’s automotive operations segment, which constitute the largest percentage of Toyota’s net revenues, increased in fiscal 2006 by ¥2,224.6 billion, or 13.0% compared with the prior year to ¥19,338.1 billion. The increase resulted primarily from the approximate ¥1,200.0 billion impact attributed to the vehicle unit sales growth partially offset by changes in sales mix and the approximate ¥585.9 billion impact of fluctuations in foreign currency translation rates during fiscal 2006 and the impact of increased parts sales. Eliminating the difference in the yen value used for translation purposes, automotive operations segment net revenues would have been approximately ¥18,752.2 billion in fiscal 2006, a 9.6% increase compared to the prior year. In fiscal 2006, net revenues in Japan were favorably impacted primarily by vehicle unit sales growth in the export markets, which was partially offset by changes in sales mix compared to fiscal 2005. Net revenues in North America were favorably impacted by vehicle unit sales growth and fluctuations in foreign currency translation rates during fiscal 2006. Net revenues in Europe were favorably impacted primarily by vehicle unit sales growth and fluctuations in foreign currency translation rates during fiscal 2006. Net revenues in Asia were favorably impacted primarily by vehicle unit sales growth that includes sales both to Asia and outside of Asia due to the IMV series and the favorable impact of fluctuations in foreign currency translation rates during fiscal 2006. Net revenues in Other were favorably impacted primarily by vehicle unit sales growth due to the IMV series.

Financial Services Operations Segment

Net revenues in fiscal 2006 for Toyota’s financial services operations increased by ¥215.7 billion or 27.6% compared to the prior year to ¥996.9 billion. This increase resulted primarily from the impact of a higher volume of financings mainly in North America and the favorable impact of fluctuations in foreign currency translation rates during fiscal 2006. Eliminating the difference in the yen value used for translation purposes, financial services operations net revenues would have been approximately ¥952.0 billion during fiscal 2006, a 21.9% increase compared with the prior year.

All Other Operations Segment

Net revenues for Toyota’s other businesses increased by ¥160.0 billion, or 15.5%, to ¥1,190.3 billion during fiscal 2006 compared with the prior year. This increase primarily relates to increased sales attributed to the housing business and the expansion of intelligent transport systems operations.

Operating Costs and Expenses

Operating costs and expenses increased by ¥2,279.3 billion, or 13.5%, to ¥19,158.6 billion during fiscal 2006 compared with the prior year. The increase resulted primarily from the approximate ¥1,000.0 billion impact on costs of products attributed to vehicle unit sales growth partially offset by changes in sales mix, a ¥587.2 billion impact of fluctuations in foreign currency translation rates, a ¥57.5 billion increase in research and development expenses, a ¥47.2 billion decrease in net gain on the transfer to the government of the substitutional portion of certain employee pension funds in Japan, increased expenses in expanding business operations and increased costs related to the corresponding increase in parts sales. These increases were partially offset by the approximate ¥130.0 billion impact attributed to the net impact of cost reduction efforts including rise in prices of production materials and parts in fiscal 2006.

In 2001, the Corporate Defined Benefit Pension Plan Law was enacted and allowed a company to transfer the substitutional portion of the obligation to the government. The parent company and certain subsidiaries in Japan applied for an exemption from the payment of benefits related to future employee services with respect to the substitutional portion of their employee pension funds and obtained approval from the Minister of Health, Labor, and Welfare. These companies also applied for approval for the separation of the benefit obligations of the substitutional portion which relates to past employee services. After approval was obtained, several subsidiaries in Japan completed the transfers of the government-specified portion of plan assets relating to the substitutional portion in fiscal 2005. The gains and losses relating to these transfers were treated in accordance with the Emerging Issues Task Force (“EITF”) No. 03-02, Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.

In connection with these transfers, for fiscal 2005, settlement losses relating to the transfer of the substitutional portion was ¥74.3 billion and was reflected in cost of products sold (¥65.9 billion) and selling, general and administrative expenses (¥8.4 billion). In addition, the government subsidy representing the difference between the benefit obligations of the substitutional portion and the government-specified portion of plan assets of ¥121.5 billion for fiscal 2005 which was transferred to the government, reduced selling, general and administrative expenses. The net impact of this item was a reduction of operating expenses by ¥47.2 billion during fiscal 2005. See note 19 to the consolidated financial statements.

Continued cost reduction efforts reduced operating costs and expenses in fiscal 2006 by approximately ¥130.0 billion, partially offset by increases in the prices of steel, precious metals, non-ferrous alloys (e.g., aluminum), plastic parts and other production materials and parts, over what would have otherwise been incurred. These cost reduction efforts relate to ongoing value engineering and value analysis activities, the use of common parts that result in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of products sold increased by ¥1,835.1 billion, or 12.7%, to ¥16,335.3 billion during fiscal 2006 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥1,790.5 billion, or 12.9%, for the automotive operations and an increase of ¥142.2 billion, or 16.3%, for the all other operations segment. The increase in cost of products sold for automotive operations is primarily attributed to the increased vehicle unit sales partially offset by changes in sales mix, the impact of increased parts sales, and the impact of the increase in research, development expenses and the impact of fluctuations in foreign currency translation rates during fiscal 2006, which were partially offset by the impact of continued cost reduction efforts, the impact of decrease in the settlement losses relating to the transfer to the government of the substitutional portion. The increase in cost of products sold for all other operations primarily related to the increase in net revenues.

Cost of financing operations increased by ¥239.9 billion, or 64.8%, to ¥609.7 billion during fiscal 2006 compared with the prior year. The increase resulted primarily from the impact of increased interest expenses caused primarily by higher interest rates and an increase in borrowings attributed to business expansion in the United States and the impact of unrealized losses on derivative financial instruments that are not designated as hedges and are marked-to-market at the end of each period.

Selling, general and administrative expenses increased by ¥204.4 billion, or 10.2%, to ¥2,213.6 billion during fiscal 2006 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥192.6 billion, or 10.6%, for the automotive operations, an increase of ¥23.2 billion, or 11.4%, for the financial services operations and an increase of ¥11.8 billion, or 9.6%, for all other operations segment. The increase for the automotive operations consisted primarily of the impact from the reduction of gains attributed to the transfer of the substitutional portion of certain employee pension funds to the government, the impact of increased expenses in expanding business operations and the impact of fluctuations in foreign currency translation rates. The increase for the financial services operations is primarily attributed to impact of increased expenses and the impact of fluctuations in foreign currency translation rates.

Research and development expenses (included in cost of products sales and selling, general and administrative expenses) increased by ¥57.5 billion, or 7.6%, to ¥812.6 billion during fiscal 2006 compared with the prior year. This increase primarily relates to expenditures attributed to the development of environmentally conscious technologies including hybrid and fuel cell battery technology, aggressive developments in advanced technologies relating to collision safety and vehicle stability controls and the impact of expanding new models to promote Toyota’s strength in a global market to further build up competitive strength in future.

Operating Income

Toyota’s operating income increased by ¥206.2 billion, or 12.3%, to ¥1,878.3 billion during fiscal 2006 compared with the prior year. Operating income was favorably affected by the vehicle unit sales growth partially offset by changes in sales mix, the impact of increased parts sales, continued cost reduction efforts, improvements in all other operations and the favorable impact of fluctuations in foreign currency translation rates. These increases were partially offset by a reduction in the net gains on the transfer to the government of the substitutional portion of certain employee pension funds, increases in research and development expenses, the impact of business expansion and the decreased income in financial services operations. As a result, operating income decreased to 8.9% as a percentage of net revenues for fiscal 2006 compared to 9.0% in the prior year.

During fiscal 2006, operating income (before the elimination of intersegment profits) by significant geographies resulted in increases of ¥88.7 billion, or 9.0%, in Japan and ¥48.1 billion, or 10.7%, in North America, a decrease of ¥14.6 billion, or 13.4% in Europe, an increase of ¥51.7 billion, or 55.2%, in Asia and ¥19.8 billion, or 41.6% in Other compared with the prior year. The increase in Japan relates primarily to the vehicle unit sales growth in the export markets partially offset by changes in sales mix, continued cost reduction efforts and the favorable impact of fluctuations in foreign currency translation rates. The increase was partially offset by the impact of a decrease in the net gains on the transfer to the government of the substitutional portion of certain employee pension funds and increases in research and development expenses. The increase in North America relates primarily to the increase in production volume and vehicle unit sales, the impact of cost reduction efforts in the manufacturing operations and the favorable impact of fluctuations in foreign currency translation rates. The decrease in the Europe relates mainly to increases in expenses attributed to expansion of operations, despite of the impact of cost reduction efforts in the manufacturing operations, an increase in production volume and vehicle unit sales and the favorable impact of fluctuations in foreign currency translation rates. The increase in Asia relates primarily to the increase in production volume and vehicle unit sales due to the IMV series. The increase in Other relates primarily to the impact of the increase in production volume and vehicle unit sales mainly attributed to the IMV series.

The following is a discussion of operating income for each of Toyota’s business segments. The operating income amounts discussed are before the elimination of intersegment profits.

Automotive Operations Segment

Operating income from Toyota’s automotive operations increased by ¥241.5 billion, or 16.6%, to ¥1,694.0 billion during fiscal 2006 compared with the prior year. This increase is primarily attributed to the increase in vehicle unit sales, the increase in parts sales and the impact of continued cost reduction efforts and the favorable impact of fluctuations in foreign currency translation rates. This increase was partially offset by a reduction in the net gains on the transfer to the government of the substitutional portion of certain employee pension funds, the increase in research and development expenses and the increase in expenses corresponding to business expansion.

Financial Services Operations Segment

Operating income from Toyota’s financial services operations decreased by ¥45.0 billion, or 22.4%, to ¥155.8 billion during fiscal 2006 compared with the prior year. This decrease was primarily due to the impact of unrealized losses on derivative financial instruments such as interest rate swap and the impact of adjustments made by a sales financing subsidiary in fiscal 2005 for the correction of errors relating to prior periods (see note 24 to the consolidated financial statements), despite of the increase in the finance receivables asset base and the favorable impact of fluctuations in foreign currency translation rates.

All Other Operations Segment

Operating income from Toyota’s other businesses increased by ¥6.0 billion, or 17.8%, to ¥39.7 billion during fiscal 2006 compared with the prior year. This increase primarily relates to increased production volume and sales attributed to the housing business and the expansion of intelligent transport systems operations.

Other Income and Expenses

Interest and dividend income increased by ¥26.5 billion, or 39.2%, to ¥94.0 billion during fiscal 2006 compared with the prior year mainly due to an increase in investment securities held by the United States subsidiaries.

Interest expense increased by ¥2.7 billion, or 14.0%, to ¥21.6 billion during fiscal 2006 compared with the prior year due to an increase in borrowings in the automotive operations segment.

Foreign exchange gains, net decreased by ¥10.6 billion, or 49.6%, to ¥10.8 billion during fiscal 2006 compared with the prior year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated sales translated at prevailing exchange rates and the value of the sales amounts settled during the year, including those settled using forward foreign currency exchange contracts.

Other income, net increased by ¥113.4 billion, or 10.1 times, to ¥125.8 billion during fiscal 2006. This increase primarily relates to the gain of ¥143.3 billion yen for a nonmonetary exchange of marketable equity securities. The gain was calculated in accordance with EITF No. 91-5 “Nonmonetary Exchange of Cost-Method Investments”, which was determined as the difference between acquisition costs of pre-merger UFJ Holdings, Inc. shares that Toyota had held and the fair market value of post-merger Mitsubishi UFJ Financial Group, Inc. shares that Toyota received in exchange for shares of UFJ Holdings, Inc. following the merger between Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc.

Income Taxes

The provision for income taxes increased ¥137.2 billion, or 20.9%, to ¥795.1 billion during fiscal 2006 compared with the prior year primarily due to the increase in income before income taxes. The effective tax rate for fiscal 2006 was relatively unchanged compared to the rate for fiscal 2005.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliated Companies

Minority interest in consolidated subsidiaries increased by ¥19.5 billion, or 30.0%, to ¥84.4 billion during fiscal 2006 compared with the prior year. This increase was mainly due to favorable operating results at consolidated subsidiaries and a gain calculated in accordance with EITF 91-5 from the nonmonetary exchange of marketable equity investments related shares of UFJ Holdings, Inc. held by a domestic consolidated subsidiary prior to the merger with Tokyo Mitsubishi Financial Group, Inc. resulting in the receipt of new shares in the post-merger entity.

Equity in earnings of affiliated companies during fiscal 2006 increased by ¥24.9 billion, or 17.8%, to ¥164.3 billion compared with the prior year due to an increase in net income attributable to favorable operations at the affiliated companies.

Net Income

Toyota’s net income increased by ¥200.9 billion, or 17.2%, to ¥1,372.1 billion during fiscal 2006 compared with the prior year.

Other Comprehensive Income and Loss

Other comprehensive income increased by ¥394.0 billion, or 4.2 times, to ¥517.9 billion for fiscal 2006 compared with the prior year. This increase resulted primarily from an increase in unrealized holding gains on securities during fiscal 2006 of ¥244.6 billion compared with unrealized holding gains of ¥38.4 billion in the prior year reflecting the improvement in the Japanese stock market and foreign currency translation adjustment gains of ¥268.4 billion in fiscal 2006 compared with gains of ¥75.7 billion in the prior year. These increases in other comprehensive income were partially offset by the lower gain adjustment in the minimum pension liability component during fiscal 2006 of ¥4.9 billion compared to a ¥9.8 billion gain adjustment in the prior year.

Results of Operations — Fiscal 2005 Compared with Fiscal 2004

Net Revenues

Toyota had net revenues for fiscal 2005 of ¥18,551.5 billion, an increase of ¥1,256.8 billion, or 7.3%, compared with the prior year. This increase principally reflects the impact of increased vehicle unit sales, increased parts and service sales and increased financings. These increases were partially offset by the impact of fluctuations in foreign currency translation rates particularly against the U.S. dollar. Eliminating the difference in the yen value used for translation purposes, net revenues would have been approximately ¥18,846.1 billion during fiscal 2005, a 9.0% increase compared with the prior year. Toyota’s net revenues include net revenues from sales of products that increased during fiscal 2005 by 7.3% from the prior year to ¥17,790.8 billion and net revenues from financing operations that increased 6.1% in fiscal 2005 compared with the prior year to ¥760.7 billion. Eliminating the difference in the yen value used for translation purposes, net revenues from sales of products would have been approximately ¥18,062.8 billion, a 9.0% increase, while net revenues from financing operations would have increased approximately 9.3% during fiscal 2005 compared to the prior year to ¥783.3 billion. Geographically, net revenues for fiscal 2005 increased by 3.4% in Japan, 4.7% in North America, 14.2% in Europe, 31.4% in Asia and 7.7% in Other compared with the prior year. Eliminating the difference in the yen value used for translation purposes, net revenues in fiscal 2005 would have increased by 3.4% in Japan, 10.0% in North America, 12.2% in Europe, 34.9% in Asia and 5.5% in Other compared with the prior year.

The following is a discussion of net revenues for each of Toyota’s business segments. The net revenue amounts discussed are amounts before the elimination of intersegment revenues.

Automotive Operations Segment

Net revenues from Toyota’s automotive operations segment, which constitute the largest percentage of Toyota’s net revenues, increased in fiscal 2005 by ¥1,139.7 billion, or 7.1% compared with the prior year to ¥17,113.5 billion. The increase resulted primarily from the approximate ¥1,300.0 billion impact attributed to vehicle unit sales growth partially offset by changes in sales mix and the impact of increased parts and service sales. These overall increases were partially offset by unfavorable currency fluctuations totaling ¥270.0 billion. Eliminating the difference in the yen value used for translation purposes, automotive operations segment net revenues would have been approximately ¥17,383.5 billion in fiscal 2005, an 8.8% increase compared to the prior year. In fiscal 2005, net revenues in Japan were favorably impacted primarily attributed to vehicle unit sales growth in both the domestic and export markets, which was partially offset by changes in sales mix compared to fiscal 2004. Net revenues in North America were favorably impacted by vehicle unit sales growth, but were partially offset by the impact of fluctuations in foreign currency translation rates during fiscal 2005. Net revenues in Europe were favorably impacted primarily by vehicle unit sales growth and fluctuations in foreign currency translation rates during fiscal 2005. Net revenues in Asia were favorably impacted, primarily attributed to vehicle unit sales growth that includes sales both to Asia and outside of Asia due to the IMV series, which was launched in fiscal 2004. Net revenues in Other were favorably impacted primarily by vehicle unit sales growth due to the IMV series.

Financial Services Operations Segment

Net revenues in fiscal 2005 for Toyota’s financial services operations increased by ¥44.3 billion or 6.0% compared to the prior year to ¥781.2 billion. This increase resulted primarily from the impact of a higher volume of financings and the impact of adjustments made by a sales financing subsidiary in the United States for the correction of errors relating to prior periods (see note 24 to the consolidated financial statements), but was partially offset by the unfavorable impact of fluctuations in foreign currency translation rates during fiscal 2005. Eliminating the difference in the yen value used for translation purposes, financial services operations net revenues would have been approximately ¥803.7 billion during fiscal 2005, a 9.1% increase compared with the prior year.

All Other Operations Segment

Net revenues for Toyota’s other businesses increased by ¥134.1 billion, or 15.0%, to ¥1,030.3 billion during fiscal 2005 compared with the prior year. This increase primarily relates to increased sales attributed to the housing business.

Operating Costs and Expenses

Operating costs and expenses increased by ¥1,251.5 billion, or 8.0%, to ¥16,879.3 billion during fiscal 2005 compared with the prior year. The increase resulted primarily from the approximate ¥1,100.0 billion impact on costs of products attributed to vehicle unit sales growth partially offset by changes in sales mix, a ¥72.9 billion increase in research and development expenses, a ¥59.8 billion decrease in net gains relating to the transfer to the government of the substitutional portion of certain employee pension funds in Japan, increased expenses in expanding business operations and increased costs related to the corresponding increase in parts and service sales. These increases were partially offset by approximately ¥160.0 billion of cost reduction efforts in fiscal 2005.

In 2001, the Corporate Defined Benefit Pension Plan Law was enacted and the parent company and certain subsidiaries in Japan completed the transfers of the government-specified portion of plan assets relating to the substitutional portion in fiscal 2004. Several additional subsidiaries in Japan also completed the transfers of the government-specified portion of plan assets in fiscal 2005.

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

Continued cost reduction efforts reduced operating costs and expenses in fiscal 2005 by approximately ¥160.0 billion over what would have otherwise been incurred. These cost reduction efforts relate to ongoing value engineering and value analysis activities, the use of common parts that result in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of products sold increased by ¥993.9 billion, or 7.4%, to ¥14,500.2 billion during fiscal 2005 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥881.6 billion, or 6.8%, for the automotive operations and an increase of ¥112.5 billion, or 14.8%, for the all other operations segment. The increase in cost of products sold for the automotive operations is primarily attributed to the increased vehicle unit sales partially offset by changes in sales mix, the impact of increased parts and service sales, and the impact of the increase in research and development expenses, which were partially offset by the impact of continued cost reduction efforts, the impact of the decrease in the settlement losses relating to the transfer to the government of the substitutional portion and the impact of fluctuations in foreign currency translation rates during fiscal 2005. The increase in cost of products sold for all other operations primarily related to the increase in net revenues.

Cost of financing operations increased by ¥5.7 billion, or 1.6%, to ¥369.8 billion during fiscal 2005 compared with the prior year. The increase resulted primarily from the impact of increased interest expenses caused primarily by higher interest rates and an increase in borrowings attributed to business expansion in the United States, that was partially offset by the impact of an increase in net gains on derivative financial instruments that are not designated as hedges and are marked-to-market at the end of each period and lower provisions for the allowance for residual value losses due to a decline in the return rate of leased vehicles.

Selling, general and administrative expenses increased by ¥251.9 billion, or 14.3%, to ¥2,009.2 billion during fiscal 2005 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥324.5 billion, or 21.8%, for the automotive operations, a decrease of ¥20.9 billion, or 9.3%, for the financial services operations and an increase of ¥3.0 billion, or 2.5%, for all other operations segment. The increase for the automotive operations consisted primarily of the impact from the reduction of gains attributed to the transfer of the substitutional portion of certain employee pension funds to the government and the impact of increased expenses in expanding business operations, which were partially offset by the impact of fluctuations in foreign currency translation rates. The decrease for the financial services operations reflects lower provisions for credit losses specifically in North America due to an improvement in the delinquent loan collection rate and the impact of fluctuations in foreign currency translation rates.

Research and development expenses (included in cost of products sales and selling, general and administrative expenses) increased by ¥72.9 billion, or 10.7%, to ¥755.1 billion during fiscal 2005 compared with the prior year. This increase primarily relates to expenditures attributed to the development of environmentally conscious technologies including hybrid and fuel cell battery technology, aggressive developments in advanced technologies relating to collision safety and vehicle stability controls and the impact of expanding new models to promote Toyota’s strength in a competitive global market to further build up strength in future.

Operating Income

Toyota’s operating income increased by ¥5.3 billion, or 0.3%, to ¥1,672.1 billion during fiscal 2005 compared with the prior year. Operating income was favorably affected by the vehicle unit sales growth partially offset by changes in sales mix, the impact of increased parts and service sales, continued cost reduction efforts, growth in the financial services operations and improvements in all other operations. These increases were partially offset by a reduction in the net gains on the transfer to the government of the substitutional portion of certain employee pension funds, increases in research and development expenses, the impact of business expansion and the unfavorable impact of fluctuations in foreign currency translation rates. As a result, operating income decreased to 9.0% as a percentage of net revenues for fiscal 2005 compared to 9.6% in the prior year.

During fiscal 2005, operating income (before the elimination of intersegment profits) by significant geographies resulted in a decrease of ¥120.9 billion, or 10.9%, in Japan, and increases of ¥56.5 billion, or 14.5%, in North America, ¥36.0 billion, or 49.8% in Europe, ¥33.5 billion, or 55.6% in Asia and ¥10.8 billion, or 29.5% in Other compared with the prior year. The decrease in Japan relates primarily to the impact of a decrease in the net gains relating to the transfer to the government of the substitutional portion of certain employee funds, increases in research and development expenses and the unfavorable impact of fluctuations in foreign currency translation rates. The decrease was partially offset by the vehicle unit sales growth in both of the domestic and export markets partially offset by changes in sales mix and continued cost reduction efforts. The increase in North America relates primarily to the increase in production volume and vehicle unit sales, the impact of cost reduction efforts in the manufacturing operations, increases in the asset base of the financial services operations, and lower provisions for credit losses and the allowance for residual value losses which were partially offset by an increase in expenses attributed to business expansion in North America and the impact of fluctuations in foreign currency translation rates. The increase in the European market operating income relates mainly to the impact of cost reduction efforts in the manufacturing operations, an increase in production volume and vehicle unit sales and the favorable impact of fluctuations in foreign currency translation rates, which were partially offset by increases in expenses attributed to expansion of operations. The increase in Asia relates primarily to the impact of the increase in production volume and vehicle unit sales mainly attributed to the IMV series. The increase in Other relates primarily to the impact of the increase in production volume and vehicle unit sales mainly attributed to the IMV series.

The following is a discussion of operating income for each of Toyota’s business segments. The operating income amounts discussed are before the elimination of intersegment profits.

Automotive Operations Segment

Operating income from Toyota’s automotive operations decreased by ¥66.5 billion, or 4.4%, to ¥1,452.5 billion during fiscal 2005 compared with the prior year. Operating income was unfavorably affected by the impact of the reduction in net gains attributed to the transfer to the government of the substitutional portion of certain employee pension funds, the increase in research and development expenses, the increase in expenses corresponding to business expansion and the impact of fluctuations in foreign currency translation rates. These decreases were partially offset by the increase in vehicle unit sales, the increase in parts and service sales, and the impact of continued cost reduction efforts.

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

All Other Operations Segment

Operating income from Toyota’s other businesses increased by ¥18.5 billion, or 2.2 times, to ¥33.7 billion during fiscal 2005. This increase primarily relates to increased production volume and sales attributed to the housing business.

Other Income and Expenses

Interest and dividend income increased by ¥11.9 billion, or 21.4%, to ¥67.5 billion during fiscal 2005 compared with the prior year due to an increase in investment securities held by the United States subsidiaries.

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

Equity in earnings of affiliated companies during fiscal 2005 increased by ¥19.2 billion to ¥139.4 billion compared with the prior year due to an increase in net income attributable to favorable operations at the affiliated companies, which were partially offset by the decrease in the net gains on the transfer to the government of the substitutional portion of an employee pension fund of affiliated companies in Japan.

Net Income

Toyota’s net income increased by ¥9.2 billion, or 0.8%, to ¥1,171.2 billion during fiscal 2005 compared with the prior year.

Other Comprehensive Income and Loss

Other comprehensive income decreased by ¥275.8 billion to ¥123.9 billion for fiscal 2005 compared with the prior year. This decrease resulted primarily from a decrease in unrealized holding gains on securities during fiscal 2005 of ¥38.4 billion compared with unrealized holding gains of ¥329.7 billion in the prior year reflected by the recovery of the Japanese stock market and the lower gain adjustment in the minimum pension liability component during fiscal 2005 of ¥9.8 billion compared to a ¥273.3 billion gain adjustment in the prior year due to the transfer to the government of the substitutional portion of employee pension funds of primarily the parent company. These declines in the other comprehensive income were partially offset by the foreign currency translation adjustments, which resulted in ¥75.7 billion of gains in fiscal 2005 compared with losses of ¥203.3 billion in the prior year.

Related Party Transactions

Toyota does not have any significant related party transactions other than transactions with affiliated companies in the ordinary course of business as described in note 12 to the consolidated financial statements.

Legislation Regarding End-of-Life Vehicles

In September 2000, the European Union approved a directive that requires member states to promulgate regulations implement the following:

•	manufacturers shall bear all or a significant part of the costs for taking back end-of-life vehicles put on the market after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, this requirement will also be applicable to vehicles put on the market before July 1, 2002;

•	manufacturers may not use certain hazardous materials in vehicles sold after July 2003;

•	vehicles type-approved and put on the market after December 15, 2008, shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or recoverable to a minimum of 95% by weight per vehicle; and

•	end-of-life vehicles must meet actual re-use of 80% and re-use as material or energy of 85%, respectively, of vehicle weight by 2006, rising to 85% and 95%, respectively, by 2015.

See note 23 to the consolidated financial statements for further discussion.

Recent Accounting Pronouncements in the United States

In November 2004, the Financial Accounting Standards Board (“FASB”) issued FAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4 (“FAS 151”). FAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “…under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges…”. FAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

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

In February 2006, the FASB issued FAS No. 155, Accounting for Certain Hybrid Instruments (“FAS 155”), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with FAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”). The statement also subjects beneficial interests issued by securitization vehicles to the requirements of FAS 133. FAS 155 is effective after the beginning of first fiscal year that begins after September 15, 2006. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

In March 2006, the FASB issued FAS No. 156, Accounting for Servicing of Financial Assets (“FAS 156”), which amends FAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. FAS 156 is effective as of the beginning of first fiscal year that begins after September 15, 2006, with earlier adoption permitted. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

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

Allowance for Doubtful Accounts and Credit Losses

Natures of estimates and assumptions

Sales financing and finance lease receivables consist of retail installment sales contracts secured by passenger cars and commercial vehicles. Collectibility risks include consumer and dealer insolvencies and insufficient collateral values (less costs to sell) to realize the full carrying values of these receivables. As a matter of policy, Toyota maintains an allowance for doubtful accounts and credit losses representing management’s estimate of the amount of asset impairment in the portfolios of finance, trade and other receivables. Toyota determines the allowance for doubtful accounts and credit losses based on a systematic, ongoing review and evaluation performed as part of the credit-risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors. This evaluation is inherently judgmental and requires material estimates, including the amounts and timing of future cash flows expected to be received, which may be susceptible to significant change. Although management considers the allowance for doubtful accounts and credit losses to be adequate based on information currently available, additional provisions may be necessary due to (i) changes in management estimates and assumptions about asset impairments, (ii) information that indicates changes in expected future cash flows, or (iii) changes in economic and other events and conditions. To the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the collateral value of Toyota’s sales financing and finance lease receivables could experience further downward pressure. If these factors require a significant increase in Toyota’s allowance for doubtful accounts and credit losses, it could negatively affect future operating results of the financial services operations. The level of credit losses, which impacts larger on Toyota’s results of operations, is influenced primarily by two factors: frequently of occurrence and loss severity. For evaluation purposes, exposures to credit loss are segmented into the two primary categories of “consumer” and “dealer”. Toyota’s consumer portfolio consists of smaller balance homogenous retail finance receivables and lease earning assets. The dealer portfolio consists of wholesale and other dealer financing receivables. The overall allowance for credit losses is evaluated at least quarterly, considering a variety of assumptions and factors to determine whether reserves are considered adequate to cover probable losses.

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

Yen in millions
Effect on the allowance for credit losses as of March 31, 2006
10 percent increase in expected loss severity	¥4,581

Investment in Operating Leases

Natures of estimates and assumptions

Vehicles on operating leases, where Toyota is the lessor, are valued at acquisition cost and depreciated over their estimated useful lives using the straight-line method to their estimated residual values. Toyota utilizes industry published information and its own historical experience to determine estimated residual values for these vehicles. Toyota evaluates the recoverability of the carrying values of its leased vehicles for impairment when there are indications of declines in residual values, and if impaired, Toyota recognizes an allowance for its residual values. In addition, to the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the fair value of Toyota’s leased vehicles could be subject to downward pressure. If resale prices of used vehicles decline, future operating results of the financial services operations are likely to be adversely affected by incremental charges to reduce estimated residual values. Throughout the life of the lease, management performs periodic evaluations of estimated end-of-term market values to determine whether estimates used in the determination of the contractual residual value are still considered reasonable. Factors affecting the estimated residual value at lease maturity include, but are not limited to, new vehicle incentive programs, new vehicle pricing, used vehicle supply, projected vehicle return rates, and projected loss severity. The vehicle return rate represents the number of leased vehicles returned at contract maturity and sold by Toyota during the period as a percentage of the number of lease contracts that, as of their origination dates, were scheduled to mature in the same period. A higher rate of vehicle returns exposes Toyota to higher potential losses incurred at lease termination. Loss severity is the extent to which the end-of-term market value of a lease is less than its carrying value at lease end.

Sensitivity analysis

The following table illustrates the effect of an assumed change in the vehicle return rate, which we believe is one of the critical estimates, in determining the allowance for residual value, holding all other assumptions constant. The following table represents the impact on the allowance for residual values in Toyota’s financial services operations as those changes impact significantly on financing operations.

Yen in millions
Effect on the allowance for residual value as of March 31, 2006
5 percent increase in vehicle return rate	¥470

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

The two most critical assumptions impacting the calculation of pension costs and obligations are the discount rates and the expected rates of returns on plan assets. Toyota determines the discount rates mainly based on the rates of high quality fixed income bonds or fixed income governmental bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. Toyota determines the expected rates of return for pension assets after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions. A weighted-average discount rate of 2.6% and a weighted-average expected rate of return on plan assets of 2.9% is the result of assumptions used for the various pension plans in calculating Toyota’s consolidated pension costs and obligations for fiscal 2006.

Sensitivity analysis

The following table illustrates the effect of assumed changes in weighted -average discount rate and the weighted-average expected rate of return on plan assets, which we believe are critical estimates in determining pension costs and obligations, assuming all other assumptions are consistent.

	Yen in millions
	Effect on pre-tax income for the year ending March 31, 2007	Effect on PBO as of March 31, 2006
Discount rates
0.5% decrease	¥(10,139)	¥127,688
0.5% increase	9,779	(110,001)
Expected rate of return on plan assets
0.5% decrease	¥(6,381)
0.5% increase	6,381

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

Outlook

Toyota expects that the global economy will grow moderately in fiscal 2007, despite factors such as concerns about the U.S. economy and high oil prices worldwide. Toyota expects that the global automotive markets will remain at the same level as fiscal 2006. Toyota, for the purposes of this discussion is assuming an average exchange rate of ¥110 to the U.S. dollar and ¥135 to the euro. With these external factors in mind, Toyota expects that net revenues for fiscal 2007 will increase compared with fiscal 2006 as a result of expected increased sales volumes, with the planned introduction of new models, particularly in North America. Toyota expects that operating income will remain relatively unchanged in fiscal 2007 compared with fiscal 2006. Sales efforts are expected to increase unit sales and, together with cost reduction efforts, increase operating income. On the other hand, the assumed exchange rate of a slightly stronger yen against the U.S. dollar and the euro, the anticipated increases in depreciation expenses as a result of active capital expenditures and expenditures relating to the research and development of environmental technology such as hybrid vehicles and fuel-cell, safety technology and other next-generation technologies are expected to be offsetting factors. In addition, the effects of cost reduction efforts may be influenced by fluctuations in the prices of raw materials. Toyota expects that income before income taxes, minority interest and equity in earnings of affiliated companies and net income will decrease slightly in fiscal 2007 due to the posting of a ¥143.3 billion gain on exchange of marketable securities in fiscal 2006 that will not recur in fiscal 2007. Exchange rate fluctuations can also materially affect Toyota’s operating results. In particular, a strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota’s operating results. Please see “Operating and Financial Review and Prospects Operating Results — Overview — Currency Fluctuation”.

The foregoing statements are forward-looking statements based upon Toyota’s management’s assumptions and beliefs regarding economic conditions and market demand for Toyota’s products. Please see “Cautionary Statement with Respect to Forward-Looking Statements”. Toyota’s actual results of operations could vary significantly from those described above as a result of unanticipated changes in the factors described above or other factors, including those described “Risk Factors”.

5.B LIQUIDITY AND CAPITAL RESOURCES

Historically, Toyota has funded its capital expenditures and research and development activities primarily through cash generated by operations.

Toyota expects to sufficiently fund its capital expenditures and research and development activities in fiscal 2007 primarily through cash and cash equivalents on hand and increases in cash and cash equivalents from operating activities. See “Information on the Company — Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures for fiscal 2004, 2005 and 2006 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota funds its financing programs for customers and dealers, including loans and leasing programs, from both operating cash flows and borrowings by its finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.

Net cash provided by operating activities was ¥2,515.4 billion for fiscal 2006, compared with ¥2,370.9 billion for the prior year. The increase in net cash provided by operating activities resulted primarily from increased operating cash flows attributed to the increase of net income.

Net cash used in investing activities was ¥3,375.5 billion for fiscal 2006, compared with ¥3,061.1 billion for the prior year. The increase in net cash used in investing activities resulted primarily from the increase in additions to finance receivables and the increase in additions to fixed assets including equipment leased to others, which was partially offset by an increase in the collection of finance receivables.

Net cash provided by financing activities was ¥876.9 billion for fiscal 2006, compared with ¥419.3 billion for the prior year. The increase in net cash provided by financing activities resulted primarily from an increase in short-term debt and a decrease in repurchasing shares of common stock of Toyota Motor Corporation.

Total capital expenditures for property, plant and equipment, excluding vehicles and equipment on operating leases, were ¥1,523.4 billion during fiscal 2006, an increase of 42.6% over the ¥1,068.2 billion in total capital expenditures for the prior year. The increase in capital expenditures resulted primarily from the impact of increased capital expenditures in domestic subsidiaries and subsidiaries in North America for expansion of production capability.

Total expenditures for vehicles and equipment on operating leases were ¥1,247.7 billion during fiscal 2006, an increase of 45.9% over the ¥854.9 billion in expenditures in the prior year. The increase in expenditures for vehicles and equipment on operating leases resulted primarily from increased operating lease assets in finance subsidiaries in North America and Europe.

Toyota expects investments in property, plant and equipment, excluding vehicles and equipment on operating leases, to approximately ¥1,550.0 billion during fiscal 2007. Toyota’s expected capital expenditures include approximately ¥850.0 billion in Japan, ¥330.0 billion in North America, ¥130.0 billion in Europe, ¥135.0 billion in Asia and ¥105.0 billion in Other, respectively.

Based on currently available information, Toyota does not expect environmental matters to have a material impact on its financial position, results of operations, liquidity or cash flows during fiscal 2007. However, there exists a substantial amount of uncertainty with respect to Toyota’s obligations under current and future environment regulations as described in “Information on the Company — Business Overview — Governmental Regulations, Environment and Safety Standards”.

Cash and cash equivalents were ¥1,569.3 billion at March 31, 2006. Most of Toyota’s cash and cash equivalents are held in Japanese yen and in U.S. dollars. In addition, time deposits were ¥50.3 billion and marketable securities were ¥634.8 billion at March 31, 2006.

Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, increased during fiscal 2006 by ¥286.8 billion, or 7.5%, to ¥4,096.8 billion.

Trade accounts and notes receivable, net increased during fiscal 2006 by ¥166.9 billion, or 9.2%, to ¥1,980.6 billion, reflecting the impact of increased revenues and the impact of fluctuations in foreign currency translation rates.

Inventories increased during fiscal 2006 by ¥314.2 billion, or 24.1%, to ¥1,620.9 billion, reflecting the impact of increased volumes and the impact of fluctuations in foreign currency translation rates.

Total finance receivables, net increased during fiscal 2006 by ¥1,340.5 billion, or 19.2%, to ¥8,327.5 billion. The increase in finance receivables resulted from the increase in retail financings due to the increase in vehicle unit sales and the increase in wholesale and other dealer loans, including real estate loans and working capital financing provided to dealers. These increases were partially offset by the decrease in finance leases. As of March 31, 2006, finance receivables were geographically distributed as follows: 65.1% in North America 14.3%, in Japan, 9.7% in Europe, 2.9% in Asia and 8.0% in Other. Toyota maintains programs to sell finance receivables through special purpose entities and obtained proceeds from securitization transactions, net of purchased and retained interests totaling ¥88.6 billion during fiscal 2006.

Marketable securities and other securities investments, including those included in current assets, increased during fiscal 2006 by ¥790.2 billion, or 24.3%, to ¥4,037.4 billion, primarily reflecting the increase of U.S. treasury notes held by a subsidiary in North America and Japanese government bonds held by the parent company and the improvement in the Japanese stock market.

Property, plant and equipment increased during fiscal 2006 by ¥1,271.0 billion, or 21.9%, reflecting an increase in capital expenditures and the impact of fluctuations in foreign currency translation rates, which was partially offset by the depreciation charges during the year.

Accounts payable increased during fiscal 2006 by ¥229.7 billion, or 12.4%, reflecting the increased volumes of transactions and the impact of fluctuations in foreign currency translation rates.

Accrued expenses increased during fiscal 2006 by ¥174.8 billion, or 13.6%, reflecting the increase in expenses due to the expansion of the business.

Income taxes payable increased during fiscal 2006 by ¥54.6 billion, or 18.7%, principally as a result of the increase in taxable income in parent company and in subsidiaries.

Toyota’s total borrowings increased during fiscal 2006 by ¥1,849.7 billion, or 21.6%. Toyota’s short-term borrowings consist of loans with a weighted-average interest rate of 2.20% and commercial paper with a weighted-average interest rate of 3.32%. Short-term borrowings increased during fiscal 2006 by ¥651.2 billion, or 27.3%, to ¥3,033.0 billion. Toyota’s long-term debt consists of unsecured and secured loans, medium-term notes, unsecured notes and long-term capital lease obligations with interest rates ranging from 0.01% to 20.00%, and maturity dates ranging from 2006 to 2035. The current portion of long-term debt increased during fiscal 2006 by ¥572.9 billion, or 49.8%, to ¥1,723.8 billion and the non-current portion increased by ¥625.6 billion, or 12.5%, to ¥5,640.5 billion. The increase in total borrowings reflects the expansion of the financial services operations and the impact of fluctuations in foreign currency translation rates. At March 31, 2006, approximately 39% of long-term debt was denominated in U.S. dollars, 26% in Japanese yen, 13% in euros and 22% in other currencies. Toyota hedges fixed rate exposure by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.

As of March 31, 2006, Toyota’s total interest bearing debt was 98.5% of total shareholders’ equity, compared to 94.5% as of March 31, 2005.

Toyota’s long-term debt was rated “AAA” by Standard & Poor’s Ratings Group, “Aaa” by Moody’s Investors Services and “AAA” by Rating and Investment Information, Inc. as of March 31, 2006. These ratings represent the highest long-term debt ratings published by each of the respective rating agencies. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

Toyota’s treasury policy is to maintain controls on all exposures, to adhere to stringent counterparty credit standards, and to actively monitor marketplace exposures. Toyota centralized, and is pursuing global efficiency of, its financial services operations through Toyota Financial Services Corporation.

The key element of Toyota’s financial policy is maintaining a strong financial position that will allow Toyota to fund its research and development initiatives, capital expenditures and financing operations on a cost effective basis even if earnings experience short-term fluctuations. Toyota believes that it maintains sufficient liquidity for its present requirements and that by maintaining its high credit ratings, it will continue to be able to access funds from external sources in large amounts and at relatively low costs. Toyota’s ability to maintain its high credit ratings is subject to a number of factors, some of which are not within Toyota’s control. These factors include general economic conditions in Japan and the other major markets in which Toyota does business, as well as Toyota’s successful implementation of its business strategy.

Toyota’s unfunded pension liabilities decreased during fiscal 2006 by ¥209.3 billion, or 40.6% to ¥306.7 billion. The unfunded pension liabilities relate primarily to the parent company and its Japanese subsidiaries. The unfunded amounts will be funded through future cash contributions by Toyota or in some cases will be funded on the retirement date of each covered employee. The unfunded pension liabilities decreased in fiscal 2006 compared to the prior year mainly due to the increase in the market value of assets of the plans. See note 19 to the consolidated financial statements.

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

•

Developing alternative fuel powering systems for commercial sale. This includes developing hybrid vehicles and fuel-cell vehicles. The second-generation Prius that Toyota introduced in September 2003 features a new hybrid system which decreases negative environmental impact while increasing power and performance. In June 2005, Toyota’s new fuel cell hybrid passenger vehicle became the first vehicle in Japan to acquire vehicle type certification under the Road Vehicles Act, as amended on March 31,

2005, by Japan’s Ministry of Land, Infrastructure and Transport (MLIT). Other Toyota efforts in this area include the development of vehicles fueled by compressed natural gas and other alternative fuel vehicles.

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

To expand the frontiers of safety technology in automobiles, Toyota completed in 1995 its first prototype Advanced Safety Vehicle, the ASV-1. In 2000, Toyota created a successor prototype, the ASV-2. The ASV-2 incorporates emerging technologies, such as an autonomous safety support system that uses CCD stereo cameras to recognize obstacles in traffic lanes and an infrastructure-harmonized safety support system to warn the driver of pedestrian crossings. In 2002, Toyota conducted road testing of the ASV-3, a prototype based on further improved infrastructure-harmonized system. With the February 2003 introduction of the Harrier models in Japan, Toyota became the first car manufacturer to implement a pre-crash safety system in its automobiles. This advanced system consists of pre-crash sensors that use millimeter wave radar to detect a possible collision, seat belts that tighten their hold on passengers when a collision is determined to be inevitable and a brake assist system that utilizes power-assisted braking to minimize the speed on impact. In February 2004, Toyota introduced the pre-crash safety system for the first time in the United States by equipping the LS430 with the above features and suspension control features that control nose dives when applying the brakes. Toyota plans to further continue its focus on developing practical applications for its advanced safety technologies.

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

In September 2002, Toyota and Nissan Motor Co. entered into an agreement setting forth the basic terms of technical cooperation and other long-term projects involving hybrid systems. This agreement calls for Toyota to supply state-of-the-art hybrid system components to Nissan for 5 years starting from 2006. In addition, with the aim of promoting technical cooperation, both companies agreed to exchange information on hybrid systems that both Toyota and Nissan are currently developing independently, and to discuss the joint development of related components. In March 2004, Toyota and Ford Motor Company announced that they have entered into licensing agreements for patents related to hybrid systems and emissions purification. Pursuant to the agreements, Toyota will license, to Ford Motor Company, patents related to hybrid system control technology. Further, both companies agreed to a cross-licensing arrangement of emission purification technology patents for lean-burn engines.

Toyota’s research and development expenditures were approximately ¥813 billion in fiscal 2006, ¥755 billion in fiscal 2005 and ¥682 billion in fiscal 2004. Worldwide, approximately 28,000 employees are involved in Toyota’s research and development activities.

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

Revolving liquidity notes

In certain securitization structures, revolving liquidity notes (“RLN”) are used in lieu of deposits to a cash reserve fund. The securitization trust may draw upon the RLN to cover any shortfall in interest and principal payments to investors. Toyota funds any draws, and the terms of the RLN obligate the securitization trust to repay amounts drawn plus accrued interest. Repayments of principal and interest due under the RLN are subordinated to principal and interest payments on the asset-backed securities and, in some circumstances, to deposits into a reserve account. If collections are insufficient to repay amounts outstanding under a RLN, Toyota will recognize a loss for the outstanding amounts. Toyota must fund the entire amount available under the RLN if Toyota’s short-term unsecured debt rating is downgraded below P-1 or A-1 by Moody’s or S&P, respectively. Management believes the likelihood of Toyota incurring such losses or Toyota’s short-term credit rating being downgraded is remote. There were no outstanding amounts drawn on the RLN’s at March 31, 2005 and 2006. The RLN had no material fair value as of March 31, 2005 and 2006. Toyota has not recognized a liability for the RLN because it does not expect to be required to fund any amounts under the RLN.

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

Lending Commitments

Credit facilities with credit card holders

Toyota’s financial services operation issues credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holders’ requests up to the limits established on an individual holder basis. Although loans made to customers through this facility are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥2,350.8 billion as of March 31, 2006.

Credit facilities with dealers

Toyota’s financial services operation maintains credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota prices the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operation also provides financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota’s outstanding credit facilities with dealers totaled ¥1,334.4 billion as of March 31, 2006.

Guarantees

Toyota enters into certain guarantee contracts with its dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match the maturity of installment payments, and at March 31, 2006 range from one month to 35 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of March 31, 2006 is ¥1,236.9 billion. Liabilities for these guarantees of ¥3.3 billion have been provided as of March 31, 2006. Under these guarantee contracts, Toyota is entitled to recover any amounts paid by it from the customers whose obligations it guaranteed.

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

The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2006:

	Yen in millions
	Total	Payments Due by Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:
Short-term borrowings (note 13)
Loans	¥986,128	¥986,128
Commercial paper	2,046,891	2,046,891
Long-term debt * (note 13)	7,306,037	1,709,231	¥3,161,232	¥1,434,838	¥1,000,736
Capital lease obligations (note 13)	58,341	14,657	17,402	25,736	546
Non-cancelable operating lease obligations (note 22)	51,495	9,740	13,565	9,101	19,089
Commitments for the purchase of property, plant and other assets (note 23)	103,324	97,152	6,172	—	—

Total	¥10,552,216	¥4,863,799	¥3,198,371	¥1,469,675	¥1,020,371

*	“Long-term debt” represents future principal payments.

Toyota expects to contribute ¥98,561 million to its pension plans in during fiscal 2007.

	Yen in millions
	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Commercial Commitments:
Maximum potential exposure to guarantees given in the ordinary course of business (note 23)	¥1,236,977	¥380,152	¥587,137	¥223,862	¥45,826

Total Commercial Commitments	¥1,236,977	¥380,152	¥587,137	¥223,862	¥45,826

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

In June 2003, Toyota implemented a comprehensive reorganization of its senior management structure. As part of this reorganization, Toyota introduced a streamlined board of directors and established the new position of non-board managing officer. At the June 2006 Ordinary General Shareholders’ Meeting, 26 directors were appointed to serve on the board of directors. Senior Managing Directors not only serve as members of the board to participate in the management of Toyota but also serve as the highest authorities in their respective areas of supervision and oversee the daily operations of specific fields/divisions in conjunction with non-board managing officers. This allows Senior Managing Directors to serve as a conduit between management and daily operations. The 49 non-board managing officers generally have responsibility for Toyota’s daily operations in specific fields/divisions and report to the designated Senior Managing Director, and are appointed for one-year terms. Toyota believes that this new management system has enhanced its global competitiveness by promoting timely, hands-on decision-making for day-to-day operational matters. Toyota has seven corporate auditors, four of whom are outside corporate auditors.

Name	Age	Title	Date First Elected to Board or as Auditor
Fujio Cho	69	Chairman of the Board	September 1988
Katsuhiro Nakagawa	64	Vice Chairman of the Board	June 2001
Katsuaki Watanabe	64	President, Member of the Board	September 1992
Tokuichi Uranishi	64	Executive Vice President, Member of the Board	June 1996
Kazuo Okamoto	62	Executive Vice President, Member of the Board	June 1996
Kyoji Sasazu	62	Executive Vice President, Member of the Board	June 1997
Mitsuo Kinoshita	60	Executive Vice President, Member of the Board	June 1997
Yoshimi Inaba	60	Executive Vice President, Member of the Board	June 1997
Takeshi Uchiyamada	59	Executive Vice President, Member of the Board	June 1998
Masatami Takimoto	60	Executive Vice President, Member of the Board	June 1999
Akio Toyoda	50	Executive Vice President, Member of the Board	June 2000
Tetsuo Hattori	59	Senior Managing Director, Member of the Board	June 1999
Yukitoshi Funo	59	Senior Managing Director, Member of the Board	June 2000
Takeshi Suzuki	58	Senior Managing Director, Member of the Board	June 2000
Atsushi Niimi	58	Senior Managing Director, Member of the Board	June 2000
Hajime Wakayama	60	Senior Managing Director, Member of the Board	June 2001
Hiroshi Takada	59	Senior Managing Director, Member of the Board	June 2001
Teiji Tachibana	59	Senior Managing Director, Member of the Board	June 2001
Shinichi Sasaki	59	Senior Managing Director, Member of the Board	June 2001
Shin Kanada	58	Senior Managing Director, Member of the Board	June 2001
Akira Okabe	58	Senior Managing Director, Member of the Board	June 2001
Yoshio Shirai	58	Senior Managing Director, Member of the Board	June 2001
Yoichiro Ichimaru	57	Senior Managing Director, Member of the Board	June 2001
Shoji Ikawa	56	Senior Managing Director, Member of the Board	June 2001
Shoichiro Toyoda	81	Honorary Chairman, Member of the Board	July 1952
Hiroshi Okuda	73	Senior Advisor, Member of the Board	July 1982
Hideaki Miyahara	63	Corporate Auditor	June 2000
Chiaki Yamaguchi	56	Corporate Auditor	June 2003
Masaki Nakatsugawa	53	Corporate Auditor	June 2006
Yasutaka Okamura	77	Corporate Auditor	June 1997
Yoichi Kaya	72	Corporate Auditor	June 2003
Yoichi Morishita	72	Corporate Auditor	June 2006
Akishige Okada	68	Corporate Auditor	June 2006

The term of each director listed above expires in June 2007.

Biographies

Fujio Cho was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1988 and has served as the Chairman of the Board since 2006. Mr. Cho served as the Vice Chairman of the Board from 2005 to 2006, the President, Member of the Board of Toyota from 1999 to 2005, an Executive Vice President, Member of the Board from 1998 to 1999, and as the President of Toyota Motor Manufacturing, U.S.A., Inc. from 1988 to 1994. Mr. Cho also serves as a Director of Aioi Insurance Co., Ltd. and a Director of Central Japan Railway Company and Sony Corporation. Mr. Cho joined Toyota in 1960.

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

Katsuaki Watanabe was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1992 and has served as the President, Member of the Board since 2005 and an Executive Vice President, Member of the Board from 2001 to 2005. Mr. Watanabe also serves as a Director of Mitsubishi UFJ Securities Co., Ltd. Mr. Watanabe joined Toyota in 1964.

Tokuichi Uranishi was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1996 and has served as an Executive Vice President, Member of the Board since 2005. Mr. Uranishi has also served as the Chairman of Toyota Motor Europe S.A./N.V. since 2005. Mr. Uranishi joined Toyota in 1966.

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

Mitsuo Kinoshita was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1997 and has served as an Executive Vice President, Member of the Board since 2005. Mr. Kinoshita has also served as a Vice Chairman of the Board of Gamagori Marine Development Co. Ltd. Mr. Kinoshita joined Toyota in 1968.

Yoshimi Inaba was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1997 and has served as an Executive Vice President, Member of the Board since 2005. Mr. Inaba also serves as the Chairman of Guangqi Toyota Engine Co., Ltd. Mr. Inaba served as the President of Toyota Motor Sales, U.S.A., Inc. between 1999 and 2003. Mr. Inaba joined Toyota in 1968.

Takeshi Uchiyamada was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1998 and has served as an Executive Vice President, Member of the Board since 2005. Mr. Uchiyamada also serves as a Director of JTEKT Corporation. Mr. Uchiyamada also serves as the Chairman of Toyota Motor Technical Center (China) Co., Ltd. Mr. Uchiyamada joined Toyota in 1969.

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

Yukitoshi Funo has served as a Senior Managing Director, Member of the Board since 2005. Mr. Funo has also served as the Chairman of the Board of Toyota Motor Sales, U.S.A., Inc. since 2005 and as the President from 2003 to 2005. Mr. Funo served as a Director, Member of the Board from 2000 to 2003, as a Managing Officer from 2003 to 2004 and as a Director from 2004 to 2005. Mr. Funo joined Toyota in 1970.

Takeshi Suzuki has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2004. Mr. Suzuki has also served as the Chief Accounting Officer since 2004 and as the Chief Business Development Officer since 2006. Mr. Suzuki served as a Director, Member of the Board from 2000 to 2003 and as a Managing Officer from 2003 to 2004. Mr. Suzuki joined Toyota in 1970.

Atsushi Niimi has served as a Senior Managing Director, Member of the Board since 2005. Mr. Niimi has served as the Chief Strategic Production Planning Officer since 2006 and as the Chief Manufacturing Officer since 2005. Mr. Niimi has also served as the Chairman of the Board of Toyota Motor Engineering & Manufacturing, Inc. since 2006. Mr. Niimi served as a Director, Member of the Board from 2000 to 2003, as a Managing Officer from 2003 to 2004 and as a Director from 2004 to 2005. Mr. Niimi joined Toyota in 1971.

Hajime Wakayama has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Wakayama has also served as the Chief Purchasing Officer since 2005. Mr. Wakayama served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Wakayama joined Toyota in 1969.

Hiroshi Takada has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Takada has also served as the Chief Global Planning Operation Officer since 2006. Mr. Takada served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Takada joined Toyota in 1969.

Teiji Tachibana has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Tachibana has also served as the Chief Government and Public Affairs Officer since 2006 and as the Chief Housing (Housing Company) Officer since 2005. Mr. Tachibana served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Tachibana joined Toyota in 1969.

Shinichi Sasaki has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Sasaki has also served as the President of Toyota Motor Europe S.A./N.V. since 2005. Mr. Sasaki served as a Director, Member of the Board from 2000 to 2003 and as a Managing Officer from 2003 to 2004. Mr. Sasaki has also served as the Chief Quality Group Officer. Mr. Sasaki joined Toyota in 1970.

Shin Kanada has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Kanada has also served as the Chief Information System Officer since 2006. Mr. Kanada served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Kanada joined Toyota in 1970.

Akira Okabe has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Okabe has also served as the Chief Asia, Oceania & Middle East Operations Officer since 2005. Mr. Okabe served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Okabe joined Toyota in 1971.

Yoshio Shirai has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Shirai has also served as the Chief Product Development Officer since 2005. Mr. Shirai served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Shirai joined Toyota in 1973.

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

Hiroshi Okuda was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1982 and has served as the Senior Advisor, Member of the Board since 2006. Mr. Okuda served as the President, Member of the Board of Toyota from 1995 to 1999 and as Chairman of the Board from 1999 to 2006. Mr. Okuda also serves as a Director of KDDI Corporation. Mr. Okuda joined Toyota in 1955.

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

Masaki Nakatsugawa has served as a Corporate Auditor of Toyota Motor Corporation since 2006. Mr. Nakatsugawa also served as the General Manager of Toyota’s Accounting Division from 2004 to 2006. Mr. Nakatsugawa joined Toyota in 1976.

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

Yoichi Morishita has served as a Corporate Auditor of Toyota Motor Corporation since 2006. Mr. Morishita is the Chairman of the Board of Directors of Matsushita Electric Industrial Co., Ltd.

Akishige Okada has served as a Corporate Auditor of Toyota Motor Corporation since 2006. Mr. Okada is the Advisor of Sumitomo Mitsui Banking Corporation.

Akio Toyoda is Shoichiro Toyoda’s son. There are no other family relationships among directors and corporate auditors.

None of the persons listed above was selected as a director, corporate auditor or member of senior management pursuant to an arrangement or understanding with Toyota’s major shareholders, customers, suppliers or others.

6.B COMPENSATION

The aggregate amount of remuneration, including bonuses but excluding stock options, paid to all directors and corporate auditors as a group by Toyota for services in all capacities during fiscal 2006 was approximately ¥2,024 million. Directors and corporate auditors of Toyota Motor Corporation receive year-end bonuses, the aggregate amount of which is approved at Toyota Motor Corporation’s Ordinary General Shareholders’ Meeting and is based on Toyota Motor Corporation’s financial performance for the fiscal year. The amounts of the bonuses paid to individual directors and corporate auditors are then determined based upon discussions at a meeting of Toyota Motor Corporation’s board of directors and the meeting of corporate auditors.

Toyota Motor Corporation also granted to its directors 4,550 stock acquisition rights to purchase up to 455,000 shares of common stock during fiscal 2006 under its stock option plan. For a detailed description of the stock options and the stock option plan, see “— Share Ownership”.

In April 2006, the board of directors of Toyota Motor Corporation decided to abolish the retirement allowance payments for directors and proposed that decision to the Ordinary General Shareholders’ Meeting. The proposal was subsequently resolved by the Ordinary General Shareholders’ Meeting in June 2006. The last lump sum retirement allowance was approved at the Ordinary General Shareholders’ Meeting in June 2006. At the same time, the amount of Directors’ remuneration was revised from ¥130 million or less per month to ¥200 million or less per month by the resolution of the Ordinary General Shareholders’ meeting in June 2006.

During fiscal 2006, Toyota paid retirement allowances aggregating approximately ¥2,850 million to retiring directors and corporate auditors.

6.C BOARD PRACTICES

Toyota’s articles of incorporation provide for a board of directors of not more than 30 members and for not more than seven corporate auditors. Shareholders elect the directors and corporate auditors at general shareholders’ meeting. The normal term of office of a director is one year and of a corporate auditor is four years. Directors and corporate auditors may serve any number of consecutive terms.

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

Under Japan’s Corporation Act (the “Corporation Act”) and Toyota’s articles of incorporation, Toyota may, by a resolution of its board of directors, exempt Directors (including former Directors) from their liabilities to Toyota arising in connection with their failure to execute their duties within the limits stipulated by laws and regulations.

Under Corporation Act, Toyota must have at least three corporate auditors. At least half of the corporate auditors will be required to be persons who have not been a Director, accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person), executive officer, general manager or employee of Toyota or any of its subsidiaries at any time during the past. The corporate auditors may not at the same time be directors, accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person), executive officers, general managers or employees of Toyota or any of its subsidiaries. Together, these corporate auditors form a board of corporate auditors. The corporate auditors have the duty to examine the financial statements and business reports which are submitted by the board of directors to the general shareholders’ meeting. The corporate auditors also supervise the administration of Toyota’s affairs by the directors. Corporate auditors are not required to be, and Toyota’s corporate auditors are not, certified public accountants. They are required to participate in meetings of the board of directors but are not entitled to vote.

Under the Corporation Act and Toyota’s articles of incorporation, Toyota may, by a resolution of its board of directors, exempt corporate auditors (including former corporate auditors) from their liabilities to Toyota arising in connection with their failure to execute their duties within the limits stipulated by laws and regulations. In addition, Toyota may enter into a liability limitation agreement with each outside corporate auditor which limits the maximum amount of their liabilities owed to Toyota arising in connection with their failure to execute their duties to an amount equal to the minimum liability limit amount prescribed in the laws and regulations.

Toyota does not have a remuneration committee.

Significant Differences in Corporate Governance Practices between Toyota and U.S. Companies Listed on the NYSE

Pursuant to home country practices exemptions granted by the New York Stock Exchange (the “NYSE”), Toyota is permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of NYSE’s listing standards. The Securities and Exchange Commission (the “SEC”) approved changes to the NYSE’s listing standards related to corporate governance practices of listed companies (the “NYSE Corporate Governance Rules”) in November 2003, as further amended in November 2004. Toyota is exempt from the approved changes, except for requirements that (a) Toyota’s board of corporate auditors satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (b) Toyota must disclose significant differences in its corporate governance practices as compared to those followed by domestic companies under the NYSE listing standards, (c) Toyota’s principal executive officer must notify the NYSE of material non-compliance with (a) and (b), and (d) Toyota must submit annual and interim written affirmations to the NYSE. Toyota’s corporate governance practices and those followed by domestic companies under the NYSE Corporate Governance Rules have the following significant differences:

1. Directors. Toyota currently does not have any directors who will be deemed as an “independent director” as required under the NYSE Corporate Governance Rules for U.S. listed companies. Unlike the NYSE Corporate Governance Rules, the Corporation Act does not require Japanese companies with a board of corporate auditors such as Toyota to have any independent directors on its board of directors. While the NYSE Corporate Governance Rules require that the non-management directors of each listed company meet at regularly scheduled executive sessions without management, Toyota currently has no non-management director on its board of directors. Unlike the NYSE Corporate Governance Rules, the Corporation Act does not require, and accordingly Toyota does not have, an internal corporate organ or committee comprised solely of independent directors.

2. Committees. Under the Corporation Act, Toyota has elected to structure its corporate governance system as a company with corporate auditors, who are under a statutory duty to monitor, review and report on the management of the affairs of Toyota. Toyota, as with other Japanese companies with a board of corporate auditors, but unlike U.S. listed companies subject to the NYSE Corporate Governance Rules, does not have specified committees, including those that are responsible for director nomination, corporate governance and executive compensation.

Pursuant to the Corporation Act, Toyota’s board of directors nominates and submits a proposal for the appointment of directors for shareholder approval. The shareholders vote on such nomination at the general shareholders’ meeting. The Corporation Act requires that the respective limits or calculation formula, and kind (in case that the remuneration, bonus and any other benefits in compensation for the execution of duties (“remuneration, etc.”) are to be paid in other than cash) of remuneration, etc. to be paid to directors, and limits of remuneration, etc. to be paid to corporate auditors, must be determined by a resolution of the general shareholders’ meeting, unless their remuneration, etc. is provided for in the Articles of Incorporation. The distribution of remuneration, etc. among each director is broadly delegated to the board of directors and the distribution of remuneration among each corporate auditor is determined by consultation among the corporate auditors.

3. Audit Committee. Toyota plans to avail itself of paragraph (c)(3) of Rule 10A-3 of the Exchange Act, which provides a general exemption from the audit committee requirements to a foreign private issuer with a board of corporate auditors, subject to certain requirements which continue to be applicable under Rule 10A-3.

Pursuant to the requirements of the Corporation Act, Toyota elects its corporate auditors through a resolution adopted at a general shareholders’ meeting. Toyota currently has seven corporate auditors, which exceeds the minimum number of corporate auditors required pursuant to the Corporation Act.

Unlike the NYSE Corporate Governance Rules, the Corporation Act, among others, do not require corporate auditors to establish an expertise in accounting nor are they required to present other special knowledge and experience. Under the Corporation Act, the board of corporate auditors may determine the auditing policies and methods of investigating the conditions of Toyota’s business and assets, and may resolve other matters concerning the execution of the corporate auditor’s duties. The board of corporate auditors also prepares auditors’ reports and gives consent to proposals of the nomination of corporate auditors and accounting auditors.

Toyota currently has four outside corporate auditors under the Corporation Act. Under the Corporation Act, at least half of the corporate auditors of Toyota must be “outside” corporate auditors, which is such person who was not a director, accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person), executive officer, manager, or employee of Toyota or its subsidiaries at any time during the past. Such qualifications for an “outside” corporate auditor are different from the audit committee independence requirement under the NYSE Corporate Governance Rules.

4. Corporate Governance Guidelines. Unlike the NYSE Corporate Governance Rules, Toyota is not required to adopt corporate governance guidelines under Japanese laws and regulations, including the Corporation Act and the Securities and Exchange Law of Japan or stock exchange rules. However, Toyota is required to resolve the matters at the board of directors concerning provision of the system to ensure the execution of duties of the directors to comply with the laws, regulations and the articles of incorporation, and any other systems to ensure the adequacy of the business required under the ordinance of the Ministry of Justice (“internal control system” or “Naibu-tosei”), and to disclose such matters resolved, policies and the present status of its corporate governance in its business reports, annual securities report and certain other disclosure documents in accordance with the regulations under the Japanese Securities and Exchange Law and stock exchange rules in respect of timely disclosure.

5. Code of Business Conduct and Ethics. Unlike the NYSE Corporate Governance Rules, under Japanese laws and regulations including the Corporation Act and the Securities and Exchange Law of Japan, or stock exchange rules, Toyota is not required to adopt a code of business conduct and ethics for directors, officers and employees. Accordingly, Toyota is not required to adopt and disclose waivers of the code of business conduct and ethics for these individuals. However, Toyota resolved the matters concerning provision of the system to ensure the execution of duties of the employees to comply with the laws, regulations and the articles of incorporation, etc. as “internal control system” or “Naibu-tosei” pursuant to the Corporation Act, maintains guidelines and internal regulations such as “Guiding Principles at Toyota”, “Toyota Code of Conduct” and a code of ethics pursuant to Section 406 of the Sarbanes-Oxley Act. Please see “Code of Ethics” for additional information.

6. Shareholder Approval of Equity Compensation Plans. Unlike the NYSE Corporate Governance Rules, under which material revisions to equity-compensation plans of listed companies are subject to shareholder approval, pursuant to the Corporation Act, generally, the adoption equity compensation plans for directors is required to be approved by a majority of shareholders at the general shareholders’ meeting as the remuneration, etc. in other than cash. In addition to such approval, if Toyota desires to adopt an equity-compensation plan under which stock acquisition rights are granted on specially favorable terms to the recipient (except where such rights are granted to all of its shareholders on a pro-rata basis at the same time), then Toyota obtains approval by super-majority (as defined in the Corporation Act) at the Ordinary General Shareholders’ Meeting. Such approval is applicable only to stock acquisition rights to be granted within one year from the date of the approval.

6.D EMPLOYEES

The total number of Toyota employees, on a consolidated basis, as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau was 285,977 at March 31, 2006, 265,753 at March 31, 2005 and 264,410 at March 31, 2004. The following tables set forth a breakdown of persons employed by business segment and by geographic location at March 31, 2006.

Segment	Number of Employees	Location	Number of Employees
Automotive	250,136	Japan	178,214
Financial services	6,975	North America	33,548
All other	23,614	Europe	20,943
Unallocated	5,252	Asia	31,488
		Other	21,784

Total company	285,977	Total company	285,977

As a result of Toyota’s business plan to further localize its global operations, the number of Toyota’s employees in the countries in which Toyota operates has generally been growing over the last several years.

Most regular employees of Toyota Motor Corporation and its consolidated subsidiaries in Japan, other than management, are required to become members of the labor unions that comprise the FEDERATION OF ALL TOYOTA WORKERS’ UNIONS. Approximately 88% of Toyota Motor Corporation’s regular employees in Japan are members of this union.

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

Toyota’s average number of temporary employees on a consolidated basis was 73,701 during fiscal 2006.

6.E SHARE OWNERSHIP

The following table sets forth information with respect to the number of shares of Toyota’s common stock held by each director and corporate auditor as of June 2006.

Name	Number of Shares
Fujio Cho	33,105
Katsuhiro Nakagawa	21,800
Katsuaki Watanabe	20,171
Tokuichi Uranishi	20,633
Kazuo Okamoto	15,564
Kyoji Sasazu	21,092
Mitsuo Kinoshita	21,070
Yoshimi Inaba	15,000
Takeshi Uchiyamada	20,464
Masatami Takimoto	18,100
Akio Toyoda	4,537,891
Tetsuo Hattori	9,526
Yukitoshi Funo	5,248
Takeshi Suzuki	9,076
Atsushi Niimi	11,038
Hajime Wakayama	8,635
Hiroshi Takada	8,850
Teiji Tachibana	10,100
Shinichi Sasaki	8,010
Shin Kanada	9,578
Akira Okabe	16,000
Yoshio Shirai	11,000
Yoichiro Ichimaru	13,568
Shoji Ikawa	20,236
Shoichiro Toyoda	11,144,193
Hiroshi Okuda	64,963
Hideaki Miyahara	19,600
Chiaki Yamaguchi	5,000
Masaki Nakatsugawa	5,700
Yasutaka Okamura	—
Yoichi Kaya	—
Yoichi Morishita	—
Akishige Okada	—
Total	16,125,211

Each of the persons listed above owns less than one percent of the issued and outstanding shares of common stock of Toyota. The shares listed above do not include options that are exercisable for shares of Toyota’s common stock. For a description of these options, see “— Stock Options” below.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

Stock Options

Toyota has enacted stock option plans in each of the past five years. The plans for which stock options or stock acquisition rights are currently exercisable or will become exercisable in the future were approved by Toyota’s shareholders in June of 2002, 2003, 2004, 2005 and 2006. Under the plan enacted in 2002, Toyota issued stock acquisition rights, which are rights introduced as of April 2002 pursuant to the amendment to the Commercial Code, to purchase up to 1,876,000 shares of common stock to its directors and 496 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2003 plan, Toyota issued stock acquisition rights to purchase up to 1,958,000 shares of common stock to its directors and 565 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2004 plan, Toyota issued stock acquisition rights to purchase up to 2,021,000 shares of common stock to its directors and 582 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under 2005 plan, Toyota issued stock acquisition rights to purchase up to 2,104,000 shares of common stock to its directors and 596 officers and employees of its subsidiaries and one Toyota affiliate. Under the 2006 plan, Toyota is authorized to issue stock acquisition rights to purchase up to 3,176,000 shares of common stock to its directors and 580 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate.

Pursuant to the provisions of the 2002, 2003, 2004 and 2005 plans, stock acquisition rights may be exercised during a four-year period that starts two years from the date first granted. Pursuant to the provisions of the 2006 plan, stock acquisition rights maybe exercised during a six year period that starts two years from the date of grant. An exercise price of each stock acquisition rights 1.025 times the closing price of Toyota’s common stock on the Tokyo Stock Exchange on the date of grant. The 2002 plan provides that each director will be granted no more than 200 and no less than 100 stock acquisition rights, and each eligible officer or employee will be granted no more than 100 and no less than 20 stock acquisition rights. Each of the 2003, 2004 and 2005 plan provides that each director will be granted no more than 200 and no less than 150 stock acquisition rights, and each eligible officer or employee will be granted no more than 100 and no less than 20 stock acquisition rights. The 2006 plan provides that each director will be granted no more than 400 and no less than 300 stock acquisition rights, and each eligible officer or employee will be granted no more than 200 and no less than 20 stock acquisition rights. For each of the 2002, 2003, 2004, 2005 and 2006 plan, one hundred shares will be issued or delivered upon the exercise of each stock acquisition right. The options are granted as of August 1 of each year for each plan, except for the 2004 plan, which options were granted as of August 2, 2004.

The 2002 plan further provides that an option holder who retires while one’s options are still exercisable retains the right to exercise one’s options until the earlier of: (i) six months after one’s retirement, or (ii) six years after the date the options were first granted. The 2006 plan further provides that an option holder who retires while one’s options until the earlier of: (i) two years after one’s retirement, or (ii) eight years after the date the option’s were first granted. Under the 2003, 2004 and 2005 plan, an option holder who retires while one’s options are still exercisable retains the right to exercise his shares until six years after the date the options were first granted. An option holder’s right to purchase common stock under each plan lapses automatically upon one’s death.

The following table summarizes information for options and the incentive plan outstanding and exercisable at March 31, 2006:

	Outstanding				Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price	Weighted- average exercise price
(Yen)		(Yen)	(Dollars)	(Years)		(Yen)	(Dollars)
¥2,958 – 4,000	946,900	¥3,078	$26	3.09	946,900	¥3,078	$26
¥4,001 – 4,541	3,840,000	¥4,452	$38	4.88	—	¥—	$—

Toyota also has an employee stock ownership association in Japan for employees and full time and part time company advisors. Members of the employee stock ownership association set aside certain amounts from their monthly salary and bonuses to purchase Toyota’s common stock through the employee stock ownership association. As of March 31, 2006, the employee stock ownership association held 13,602,457 shares of Toyota’s common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

As of March 31, 2006, 3,241,757,767 shares (excluding treasury shares) of Toyota’s common stock were outstanding. Beneficial ownership of Toyota’s common stock in the table below was prepared from publicly available records of the filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Securities and Exchange Law of Japan.

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

Based on information made publicly available on or after January 1, 2003, the following table describes transactions resulting in a 1% or greater change in the percentage ownership held by major beneficial owners of Toyota’s common stock.

Name of Shareholder	Date of Transaction	Shares Owned Prior to Transaction	Percentage of Shares Issued	Number of Shares Changed	Shares Owned After the Transaction	Percentage of Shares Issued
UFJ Bank Limited (Current Bank of Tokyo-Mitsubishi UFJ, Ltd.) and its joint holders*	April 30, 2003	255,060,258	7.07	(37,924,800)	217,135,458	6.01

*	The shares owned by UFJ Bank Limited and its joint holders have decreased from 180,931,065 shares (5.01%) to 167,075,565 shares (4.63%) as of July 31, 2004, and as a result UFJ Bank Limited is no longer classified under the major beneficial shareholders. As of January 1, 2006, UFJ Bank Limited merged with the Bank of Tokyo-Mitsubishi, Ltd. to form the Bank of Tokyo-Mitsubishi UFJ, Ltd.

According to The Bank of New York, depositary for Toyota’s ADSs, as of March 31, 2006, 123,522,694 shares of Toyota’s common stock were held in the form of ADRs and there were 1,765 ADR holders of record in the United States. According to Toyota’s register of shareholders, as of March 31, 2006, there were 357,948 holders of common stock of record worldwide. As of March 31, 2006, there were 320 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 12.4% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

To the extent known to Toyota, Toyota is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

Toyota knows of no arrangements the operation of which may at a later time result in a change of control.

7.B RELATED PARTY TRANSACTIONS

Business Relationships

Toyota purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s equity-method affiliates and those firms with which certain members of Toyota’s board of directors are affiliated. Toyota purchased materials, supplies and services from these affiliated entities in the amount of ¥3,356.6 billion in fiscal 2006. Toyota also sells its products and services to Toyota’s equity-method affiliates and firms with which certain members of Toyota’s board of directors are affiliated. Toyota sold products and services to these affiliated entities in the amount of ¥1,394.1 billion in fiscal 2006. Toyota believes all of these purchase and sale transactions were arm’s-length transactions. See note 12 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with affiliated companies.

Loans

Toyota regularly has trade accounts and other receivables payable by, and accounts payable to, Toyota’s equity-method affiliates and firms with which certain members of Toyota’s board of directors are affiliated. Toyota had outstanding trade accounts and other receivables by these affiliated entities in the amount of ¥221.0 billion as of March 31, 2006. Toyota had accounts payable to these affiliated entities in the amount of ¥551.5 billion as of March 31, 2006.

Toyota, from time to time, provides short- to medium-term loans to its affiliates, as well as loans under a loan program established by certain subsidiaries to assist their executives and directors with the purchase of homes. As of March 31, 2006, an aggregate amount of ¥32.7 billion in loans was outstanding to its equity-method affiliates. As of March 31, 2006, an aggregate amount of ¥31.4 billion in loans was outstanding to those of its affiliates not accounted for under the equity method, which are 20% to 50% owned by Toyota. As of March 31, 2006, the largest loan outstanding to any such equity-method affiliate was a loan of ¥27.5 billion at a fixed rate. Toyota believes that each of these loans was entered into in the ordinary course of business.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share		Price per ADS
	High	Low	High	Low
Fiscal Year Ending March 31,
2002	¥4,450	¥2,665	$71.50	$46.60
2003	3,790	2,625	57.45	44.40
2004	3,990	2,455	75.88	41.17
2005	4,520	3,730	82.94	65.65
2006	6,560	3,790	110.28	70.75

Financial Quarter Ending
June 30, 2004	4,440	3,730	81.95	65.65
September 30, 2004	4,520	4,030	82.94	73.30
December 31, 2004	4,320	3,780	81.87	73.42
March 31, 2005	4,220	3,940	82.27	73.93
June 30, 2005	4,150	3,790	76.81	70.95
September 30, 2005	5,330	3,970	94.33	71.93
December 31, 2005	6,180	4,950	104.90	86.04
March 31, 2006	6,560	5,600	110.28	99.93

Month Ending
December 31, 2005	6,180	5,600	104.90	96.05
January 31, 2006	6,150	5,600	108.25	99.93
February 28, 2006	6,560	5,980	108.83	101.65
March 31, 2006	6,520	6,040	110.28	104.76
April 30, 2006	6,950	6,430	118.15	109.75
May 31, 2006	6,900	5,930	124.00	106.00

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

10.B MEMORANDUM AND ARTICLES OF ASSOCIATION

Except as otherwise stated, set forth below is information relating to Toyota’s common stock, including brief summaries of the relevant provisions of Toyota’s articles of incorporation and share handling regulations, as currently in effect, and of the Corporation Act of Japan and related legislation.

General

Toyota’s authorized number of shares as of March 31, 2006 is 9,740,185,400, of which 3,609,997,492 were issued. According to the amendment of the Articles of Incorporation, Toyota’s authorized number of shares became 10,000,000,000 as of the Ordinary General Shareholders’ Meeting in June 2006. Under the Corporation Act and Toyota’s articles of incorporation, shares must be registered and are transferable generally by delivery of share certificates. In order to assert shareholders’ rights against Toyota, a shareholder must have its name and address registered on Toyota’s register of shareholders, in accordance with Toyota’s share handling regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights.

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

Objects and Purposes

Article 2 of Toyota’s articles of incorporation states that its purpose is to engage in the following businesses:

•	the manufacture, sale, leasing and repair of:

•	motor vehicles, industrial vehicles, ships, aircraft, other transportation machinery and apparatus, spacecraft and space machinery and apparatus, and parts thereof;

•	industrial machinery and apparatus, other general machinery and apparatus, and parts thereof;

•	electrical machinery and apparatus, and parts thereof; and

•	measuring machinery and apparatus, medical machinery and apparatus, and parts thereof;

•	the manufacture and sale of ceramics and products of synthetic resins, and materials thereof;

•	the manufacture, sale and repair of construction materials and equipment, furnishings and fixtures for residential buildings;

•	the planning, designing, supervision, execution and undertaking of construction works, civil engineering works, land development, urban development and regional development;

•	the sale, purchase, leasing, brokerage and management of real estate;

•	the service of information processing, information communications and information supply and the development, sale and leasing of software;

•	the design and development of product sales systems that utilize networks such as the Internet;

•	the sale, leasing and maintenance of computers included within such systems, and sales of products by utilizing such systems;

•	the inland transportation, marine transportation, air transportation, stevedoring, warehousing and tourism businesses;

•	the printing, publishing, advertising and publicity, general leasing, security and workers dispatch businesses;

•	the credit card operations, purchase and sale of securities, investment consulting, investment trust operation, and other financial services;

•	the operation and management of such facilities as parking lots, showrooms, educational facilities, medical care facilities, sports facilities, marinas, airfields, food and drink stands and restaurants, lodging facilities, retail stores and others;

•	the non-life insurance agency business and the life insurance agency business;

•	the production and processing by using biotechnology of agricultural products including trees, and the sale of such products;

•	the sale of goods related to each of the preceding items and mineral oil; and

•	the conducting of engineering, invention and research relating to each of the preceding items and the utilization of such invention and research, and any businesses incidental to or related to any of the preceding items.

Dividends

Dividends — General

Under its articles of incorporation, Toyota’s business year shall commence on April 1 and end on March 31 of each year and year-end dividends, if any, will be paid to shareholders, beneficial shareholders, and pledgees of record as of March 31 of each year.

In addition, under the Corporation Act, subject to certain limitation on the distributable surplus, dividends, if any, may be paid to shareholders, beneficial shareholders, and pledgees of record as of a record date as set forth by Toyota’s articles of incorporation or as determined by the board of directors from time to time. Dividends shall be paid by way of distribution of surplus. Dividends may be distributed in cash, or in kind subject to certain conditions being met. Toyota may make distribution of dividends by a resolution of a general shareholders’ meeting. However, under its articles of incorporation, in addition to the distribution of interim dividends mentioned below, Toyota may generally determine the matters with respect to distribution of surplus by a resolution of the board of directors under certain conditions.

Dividends — Interim dividends

In addition to year-end dividends, under Toyota’s articles of incorporation, the board of directors may by resolution declare an interim dividend to shareholders, beneficial shareholders, and pledgees of record as of September 30 of each year.

Dividends — Distributable amount

Under the Corporation Act, Toyota is permitted to make distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the distributable amount provided for by the Corporation Act and the ordinance of the Ministry of Justice as at the effective date of such distribution of surplus.

The amount of surplus at any given time shall be the amount of Toyota’s assets and the book value of Toyota’s treasury stock after subtracting and adding the amounts of the items provided for by the Corporation Act and the ordinance of the Ministry of Justice.

Dividends — Ex-dividend date and prescription

Under its articles of incorporation, Toyota is not obligated to pay any dividends in cash which are left unclaimed for a period of three years after the date on which they first became payable.

Capital Accounts

The amount of the cash or assets paid or contributed by subscribers for new shares (with certain exceptions) is required to be accounted for as stated capital, although Toyota may account for an amount not exceeding one-half of such cash or assets as additional paid-in capital.

Under the Corporation Act, Toyota may reduce its additional paid-in capital and legal reserve without limitation on the amount to be reduced, generally, by a resolution of a Ordinary General Shareholders’ Meeting and if so decided by the same resolution, may account for the whole or any part of the amount of the reduction of additional paid-in capital as stated capital.

The whole or any part of surplus which may be distributed as dividends may also be transferred to stated capital by a resolution of a general shareholders’ meeting.

Stock Splits

Toyota may at any time split the outstanding shares into a greater number of shares by a resolution of the board of directors. Toyota must give public notice of the stock split, specifying a record date for the stock split, not less than two weeks prior to the record date.

Consolidation of Shares

Toyota may at any time consolidate shares in issue into a smaller number of shares by a special shareholders resolution (as defined in “Voting Rights”). When a consolidation of shares is to be made, Toyota must give public notice and notice to each shareholder that, within a period of not less than one month specified in the notice, share certificates must be submitted to Toyota for exchange. Toyota must disclose the reason for the consolidation of shares at the Ordinary General Shareholders’ Meeting.

Japanese Unit Share System

General. Consistent with the requirements of the Corporation Act, Toyota’s articles of incorporation provide that 100 shares constitute one “unit”. Although the number of shares constituting a unit is included in the articles of incorporation, any amendment to the articles of incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by a resolution of the board of directors rather than by a special shareholders resolution, which is otherwise required for amending the articles of incorporation. The number of shares constituting one unit, however, cannot exceed 1,000 shares.

Voting Rights under the Unit Share System. Under the unit share system, shareholders have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

Share Certificate for Less Than a Full Unit of Shares. Toyota’s articles of incorporation provide that Toyota may choose not to issue share certificate for any number of shares less than a unit. As the transfer of shares normally requires delivery of share certificates, any fraction of a unit for which share certificates are not issued will not be transferable.

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

Voting Rights

Toyota holds its Ordinary General Shareholders’ Meeting each year. In addition, Toyota may hold an extraordinary general shareholders’ meeting whenever necessary by giving at least two weeks’ advance notice. Under the Corporation Act, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with Toyota’s share handling regulations, at least two weeks prior to the date of the meeting.

A holder of shares constituting one or more whole units is generally entitled to one vote per unit of shares subject to the limitations on voting rights set forth in this paragraph. In general, under the Corporation Act, a resolution can be adopted at a general shareholders’ meeting by a majority of the shares having voting rights represented at the meeting. The Corporation Act and Toyota’s articles of incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of the total number of outstanding shares having voting rights. Toyota’s shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder the management of which is substantially under Toyota’s control through the holding of voting rights or for any other reason, as further provided in an ordinance of the Ministry of Justice does not have voting rights.

Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Toyota may refuse a shareholder having two (2) or more proxies attend a general shareholders’ meeting.

The Corporation Act provides that a quorum of at least one-third of outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

(1)	any amendment of the articles of incorporation with certain exceptions in which a shareholders’ resolution is not required;

(2)	acquisition of its own shares from a specific party;

(3)	consolidation of shares;

(4)	any issue or transfer of its shares at a “specially favorable” price (or any issue of stock acquisition rights or bonds with stock acquisition rights at “specially favorable” conditions by Toyota) to any persons other than shareholders;

(5)	the removal of a corporate auditor;

(6)	the exemption of liability of a director or corporate auditor with certain exceptions;

(7)	a reduction of stated capital which meets certain requirements with certain exceptions;

(8)	a distribution of in-kind dividends which meets certain requirements;

(9)	dissolution, merger, or consolidation with certain exceptions in which a shareholders’ resolution is not required;

(10)	the transfer of the whole or a material part of the business;

(11)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required;

(12)	share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required; or

(13)	separating of the corporation with certain exceptions in which a shareholders’ resolution is not required.

At least two-thirds of the shares having voting rights represented at the meeting must approve these actions.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders.

Rights to be Allotted Shares

Holders of shares have no preemptive rights under Toyota’s articles of incorporation. Under the Corporation Act, the board of directors may, however, determine that shareholders shall be given rights to be allotted shares or stock acquisition rights on request, respectively, in connection with a particular issue or transfer of shares, or issue of stock acquisition rights. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date.

Rights to be allotted shares are nontransferable. However, a shareholder may be allotted stock acquisition rights without consideration thereto, and transfer such rights.

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

Transfer Agent

Mitsubishi UFJ Trust and Banking Corporation is the transfer agent for the shares. Mitsubishi UFJ Trust and Banking Corporation’s office is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8212 Japan. Mitsubishi UFJ Trust and Banking Corporation maintains Toyota’s register of shareholders and records transfers of record ownership upon presentation of share certificates.

Record Date

The close of business on March 31 is the record date for Toyota’s year-end dividends, if paid. A holder of shares constituting one or more whole units who is registered as a holder on Toyota’s register of shareholders or register of beneficial ownership at the close of business as of March 31 is also entitled to exercise shareholders’ voting rights at the Ordinary General Shareholders’ Meeting with respect to the business year ending on March 31. The close of business on September 30 of each year is the record date for interim dividends, if paid. In addition, Toyota may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ public notice.

The shares generally trade ex-dividend or ex-rights in the Japanese stock exchanges on the third business day before a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by Toyota of Shares

Toyota may acquire its own shares (i) through a stock exchange on which such shares are listed or by way of tender offer (pursuant to an ordinary resolution of a general shareholders’ meeting or a resolution of the board of directors), (ii) by purchase from a specific party (pursuant to a special resolution of an Ordinary General Shareholders’ Meeting) or (iii) from a subsidiary of Toyota (pursuant to a resolution of the board of directors).

When such acquisition is made by Toyota from a specific party other than a subsidiary of Toyota, any other shareholder may make a demand to a representative director, more than five calendar days prior to the relevant shareholders’ meeting, that Toyota also purchase the shares held by such shareholder. However, the acquisition of its own shares at a price not exceeding the then market price to be provided under an ordinance of the Ministry of Justice will not trigger the right of any shareholder to include him/her as the seller of his/her shares in such proposed purchase.

Any such acquisition of shares must satisfy certain requirements that the total amount of the acquisition price may not exceed the amount of the distributable dividends . See — “Dividends”.

Shares acquired by Toyota may be held by it for any period or may be cancelled by resolution of the board of directors. Toyota may also transfer to any person the shares held by it, subject to a resolution of the board of directors, and subject also to other requirements those applicable to the issuance of new shares. Toyota may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

The Corporation Act generally prohibits any subsidiary of Toyota from acquiring shares of Toyota.

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

An “Eligible U.S. Holder” is a U.S. Holder that:

1.	is a resident of the United States for purposes of the Treaty,

2.	does not maintain a permanent establishment in Japan (a) with which the Shares or ADSs are effectively connected and through which the U.S. holder carries on or has carried on business, or (b) of which the Shares or ADSs form part of the business property, and

3.	is eligible for benefits under the Treaty with respect to income and gain derived in connection with the shares of common stock or ADSs.

This summary does not address any aspects of U.S. federal tax law other than income taxation, and does not discuss any aspects of Japanese tax law other than such income taxation, as limited to national taxes, inheritance and gift taxation. This summary also does not cover any state or local, or non-U.S., non-Japanese tax considerations. Investors are urged to consult their tax advisors regarding the U.S. federal, state and local and Japanese and other tax consequences of acquiring, owning and disposing of shares of common stock or ADSs. In particular, where relevant, investors are urged to confirm their status as Eligible U.S. Holders with their tax advisors and to discuss with their tax advisors any possible consequences of their failure to qualify as Eligible U.S. Holders. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement, and in any related agreement, will be performed in accordance with its terms.

In general, for purposes of the Treaty and for U.S. federal income and Japanese income tax purposes, owners of ADRs evidencing ADSs will be treated as the owners of the shares of common stock represented by those ADSs, and exchanges of shares of common stock for ADSs, and exchanges of ADSs for shares of common stock, will not be subject to U.S. federal income or Japanese income tax.

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

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are, in general, not a taxable event.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20 percent, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock of Toyota) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or non-residents of Japan, such as non-resident Holders), other than any individual shareholder who holds 5 percent or more of the total issued shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before March 31, 2008, and (ii) 15 percent for dividends due and payable on or after

April 1, 2008. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the U.K.

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally reduced to 10 percent of the gross amount actually distributed, and Japanese withholding tax with respect to dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund is exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Toyota to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on shares of common stock by Toyota is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance through Toyota to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after Toyota’s fiscal year-end or semi-fiscal year-end). To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority.

Gains derived from the sale of shares of common stock or ADSs outside Japan by a non-resident Holder holding such shares of common stock or ADSs as portfolio investors are, in general, not subject to Japanese income tax or corporation tax. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty.

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

Subject to certain exceptions for short-term and hedged positions, and provided that we are not a passive foreign investment company (as discussed below), dividends received by certain U.S. Holders (including individuals) with respect to the common stock or ADSs will be subject to U.S. federal income taxation at a maximum rate of 15%. However, the U.S. Treasury Department has announced its intention to promulgate rules in proposed form pursuant to which shareholders (and intermediaries) will be permitted to rely on certifications from issuers to establish that dividends qualify for the reduced rate of U.S. federal income taxation. Because such proposed certification procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs or common stock should consult their own tax advisors regarding the availability of the reduced rate in the light of their own particular circumstances.

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

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of common stock or ADSs will constitute income from sources outside the United States, and will be subject to various classifications and other limitations. Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of a Toyota dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, alternatively as a deduction in the computation of such U.S. Holder’s taxable income, if the U.S. Holder does not elect to claim a credit for any foreign taxes paid or accrued for the taxable year. Special rules generally will apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential U.S. federal income tax rates. Additionally, special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

(i) has held shares of common stock or ADSs for less than a specified minimum period, or

(ii) is obligated to make payments related to Toyota dividends,

will not be allowed a foreign tax credit for Japanese taxes imposed on Toyota dividends.

U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. The Internal Revenue Service (the “IRS”) has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Accordingly, U.S. Holders should be aware that the discussion above regarding the creditability of Japanese withholding tax on dividends could be affected by future actions that may be taken by the IRS.

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

Toyota does not believe that it is a PFIC for U.S. federal income tax purposes, and intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the application of the PFIC rules to a corporation such as Toyota (which among other things is engaged in leasing and financing through several subsidiaries) is not entirely clear, no assurances can be made regarding determination of our PFIC status in the current or any future taxable year. If Toyota is determined to be a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares of common stock or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates described above on dividends if we are a PFIC either in the taxable year of the dividend or the preceding taxable year (and instead will be taxable at rates applicable to ordinary income). Toyota will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.

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

Income that is effectively connected with a U.S. trade or business of a Non-U.S. Holder, and, if an income tax treaty applies and so requires, is attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder, generally will be taxed in the same manner as the income of a U.S. Holder. In addition, under certain circumstances, any effectively connected earnings and profits that is realized by a corporate Non-U.S. Holder may be subject to an additional “branch profits tax” at the rate of 30% or at a lower rate that may be prescribed by an applicable income tax treaty.

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

THE SUMMARY OF U.S. FEDERAL INCOME AND JAPANESE NATIONAL TAX CONSEQUENCES SET OUT ABOVE IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE

PURCHASERS OF COMMON STOCK OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OR DISPOSING OF COMMON STOCK OR ADSs, BASED ON THEIR PARTICULAR CIRCUMSTANCES.

10.F DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G STATEMENT BY EXPERTS

Not applicable.

10.H DOCUMENTS ON DISPLAY

Toyota files annual reports on Form 20-F and reports on Form 6-K with the SEC. You may read and copy this information at the SEC’s Public Reference Room at 100F Street, N.E., Room 1580, Washington, D.C. 20549 or by accessing the SEC’s home page (http://www.sec.gov). You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, Toyota’s reports, proxy statements and other information may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Copies of the documents referred to herein may also be inspected at Toyota’s offices by contacting Toyota at 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan, attention: Financial Reporting Department, Accounting Division, telephone number: 81-565-28-2121.

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

Foreign Currency Exchange Rate Risk

Toyota has foreign currency exposures related to buying, selling and financing in currencies other than the local currencies in which it operates. Toyota is exposed to foreign currency risk related to future earnings or assets and liabilities that are exposed due to operating cash flows and various financial instruments that are denominated in foreign currencies. Toyota’s most significant foreign currency exposures relate to the U.S. dollar and the euro.

Toyota uses a value-at-risk analysis (“VAR”) to evaluate its exposure to changes in foreign currency exchange rates. The value-at-risk of the combined foreign exchange position represents a potential loss in pre-tax earnings that was estimated to be ¥57.1 billion as of March 31, 2005 and ¥51.9 billion as of March 31, 2006. Based on Toyota’s overall currency exposure (including derivative positions), the risk during the year ended March 31, 2006 to pre-tax cash flow from currency movements was on average ¥46.6 billion, with a high of ¥51.9 billion and a low of ¥44.1 billion.

The VAR was estimated by using a Monte Carlo Simulation method and assumed 95% confidence level on the realization date and a 10-day holding period.

Interest Rate Risk

Toyota is subject to market risk from exposures to changes in interest rates based on its financing, investing and cash management activities. Toyota enters into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. Certain exchange traded future and option contracts, interest rate caps and floors, along with various investments, have been entered into to reduce the interest rate risk related to these activities. The potential decrease in fair value resulting from a hypothetical 100 basis point upward shift in interest rates would be approximately ¥56.3 billion as of March 31, 2005 and ¥75.6 billion as of March 31, 2006.

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

Commodity Price Risk

Commodity price risk is the possibility of higher or lower costs due to changes in the prices of commodities, such as non-ferrous alloys (e.g., aluminum), precious metals (e.g., palladium, platinum and rhodium) and ferrous alloys, which Toyota uses in the production of motor vehicles. Toyota does not use derivative instruments to hedge the price risk associated with the purchase of those commodities and controls its commodity price risk by holding minimum stock levels.

Equity Price Risk

Toyota holds investments in various available-for-sale equity securities that are subject to price risk. The fair value of available-for-sale equity securities was ¥904.8 billion as of March 31, 2005 and ¥1,469.1 billion as of March 31, 2006. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥90.4 billion as of March 31, 2005 and ¥146.9 billion as of March 31, 2006.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF

                 PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

15.A DISCLOSURES CONTROLS AND PROCEDURES

Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the fiscal 2006. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the Form 20-F that Toyota files under the Exchange Act is accumulated and communicated to its management including the chief executive officer and the principal accounting and financial officer. The disclosure controls and procedures also ensures that the Form 20-F that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Fujio Cho, Toyota’s Chairman of the Board and Mitsuo Kinoshita, Toyota’s Executive Vice President, Member of the Board. Toyota’s disclosures controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Mr. Cho and Mr. Kinoshita have concluded that Toyota’s disclosure controls and procedures are effective at the reasonable assurance level.

There have been no changes in Toyota’s internal control over financial reporting during fiscal 2006 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Toyota maintains a corporate auditor system, in accordance with the Japanese Corporation Act. Toyota’s board of corporate auditors is comprised of seven corporate auditors, four of whom are outside corporate auditors. Each corporate auditor has been appointed at its shareholders’ meetings and has certain statutory powers independently, including auditing the business affairs and accounts of Toyota.

Toyota’s board of corporate auditors has determined that it does not have an “audit committee financial expert” serving on the board of corporate auditors. The qualifications for, and powers of, the corporate auditor delineated in the Corporation Act is different from those anticipated for any audit committee financial expert. Corporate auditors have the authority to be given reports from a certified public accountant or an accounting firm concerning audits, including technical accounting matters. At the same time, each corporate auditor has the authority to consult internal and external experts on accounting matters. Each corporate auditor must fulfill the requirements under Japanese laws and regulations and otherwise follow Japanese corporate governance practices and, accordingly, Toyota’s board of corporate auditors has confirmed that it is not necessarily in Toyota’s best interest to nominate as corporate auditor a person who meets the definition of audit committee financial experts. Although Toyota does not have an audit committee financial expert on its board of corporate auditors, Toyota believes that Toyota’s current corporate governance system, taken as a whole, including the corporate auditors’ ability to consult internal and external experts, is fully equivalent to a system having an audit committee financial expert on its board of corporate auditors.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

ChuoAoyama PricewaterhouseCoopers has served as our independent public accountants for each of the financial years in the three-year period ended March 31, 2006, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by ChuoAoyama PricewaterhouseCoopers and the various network and member firms of the PricewaterhouseCoopers to Toyota in fiscal 2006 and fiscal 2005.

	Yen in millions
	2005	2006
Audit Fees (1)	1,797	2,025
Audit-related Fees (2)	1,139	604
Tax Fees (3)	782	896
All Other Fees (4)	106	81
Total	3,824	3,606

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the services of annual audit, quarter reviews and semi-annual reviews of Toyota and its subsidiaries and affiliates; the services associated with SEC registration statements or other documents issued in connection with securities offerings such as comfort letters and consents; consultations as to the accounting or disclosure treatment of transactions or events.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and mainly include the services such as due diligence; agreed-upon or expanded audit procedures; internal control reviews and assistance; review of the effectiveness of the internal audit function; assistance with implementation of the requirements of SEC rules pursuant to the Sarbanes-Oxley Act; financial statement audits of employee benefit plans.
(3)	Tax Fees include fees billed for tax compliance services, including the services such as tax planning, advice and compliance of federal, state, local and international tax; the review of tax returns; assistance with tax audits and appeals; tax only valuation services including transfer pricing and cost segregation studies; expatriate tax assistance and compliance.
(4)	All Other Fees mainly include fees billed for risk management advisory services of assessment and testing of security infrastructure controls; advisory services relating to accounting manual and accounting control; advisory services relating to establishment of a new subsidiary; assistance with continuing education and training; services providing information related to automotive market conditions and sales networks and advisory services on information systems related to dealer controls.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Toyota does not have an audit committee. Toyota is relying on the general exemption contained in Rule 10A-3(c)(3) under the Exchange Act, which provides an exemption from the NYSE’s listing standards relating to audit committees for foreign companies like Toyota that have a board of corporate auditors. Toyota’s reliance on Rule 10A-3(c)(3) does not, in its opinion, materially adversely affect the ability of its board of corporate auditors to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED

                    PURCHASERS

The following table sets forth purchases of Toyota’s common stock by Toyota and its affiliated purchasers during fiscal 2006:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs[2]
April 1, 2005 – April 30, 2005	6,036	¥4,020.10	0	21,543,500
May 1, 2005 – May 31, 2005	2,870	3,871.08	0	21,543,500
June 1, 2005 – June 30, 2005	16,003,711	3,860.01	16,000,000	65,000,000
July 1, 2005 – July 31, 2005	12,155	4,119.95	0	65,000,000
August 1, 2005 – August 31, 2005	13,000	4,329.50	0	65,000,000
September 1, 2005 – September 30, 2005	3,308,723	4,587.98	0	65,000,000
October 1, 2005 – October 31, 2005	10,225	5,196.62	0	65,000,000
November 1, 2005 – November 30, 2005	7,610	5,498.22	0	65,000,000
December 1, 2005 – December 31, 2005	14,751	5,857.10	0	65,000,000
January 1, 2006 – January 31, 2006	6,684	5,982.13	0	65,000,000
February 1, 2006 – February 28, 2006	11,583,048	6,210.00	11,575,000	53,425,000
March 1, 2006 – March 31, 2006	6,659	6,281.03	0	53,425,000

Total	30,975,472	—	27,575,000	—

[1]	All purchases other than purchases publicly announced and other than 3,300,000 shares purchased in September 2005 in open-market transactions, were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Toyota to purchase shares that are a fraction of a unit, in accordance with Toyota’s share handling regulations. Toyota is required to comply with such requests pursuant to the Corporation Act (or until the Corporation Act became effective, the Commercial Code). See “Memorandum and Articles of Association — Japanese Unit Share System.”

[2]	On June 23, 2004, share repurchases were approved at the Ordinary General Shareholders’ Meeting pursuant to which Toyota may purchase during a one-year period until the next Ordinary General Shareholders’ Meeting up to the lesser of 65,000,000 shares of common stock or the number of shares equivalent to ¥250.0 billion in cost of repurchase. This share repurchase program expired on June 23, 2005.

On June 23, 2005, share repurchases were approved at the Ordinary General Shareholders’ Meeting pursuant to which Toyota may purchase during a one-year period until the next Ordinary General Shareholders’ Meeting up to the lesser of 65,000,000 shares of common stock or the number of shares equivalent to ¥250.0 billion in cost of repurchase. This share repurchase program expired on June 23, 2006. For a discussion of past and current share repurchases, see “Business Overview — Toyota’s Strategy — Focus on Shareholder Value.”

In addition, Toyota may repurchase its own shares through a stock exchange on which such shares are listed or by way of tender offer pursuant to a resolution of the board of directors under Toyota’s articles of incorporation. However, Toyota has never repurchased its own shares under such provision.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Toyota Jidosha Kabushiki Kaisha

(“Toyota Motor Corporation”)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Toyota Motor Corporation and its subsidiaries at March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ ChuoAoyama PricewaterhouseCoopers

June 23, 2006

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Current assets
Cash and cash equivalents	¥1,483,753	¥1,569,387	$13,360
Time deposits	63,609	50,349	428
Marketable securities	543,124	634,879	5,405
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥18,656 million in 2005 and ¥19,491 million ($166 million) in 2006	1,813,725	1,980,680	16,861
Finance receivables, net	3,010,135	3,497,319	29,772
Other receivables	355,381	416,336	3,544
Inventories	1,306,709	1,620,975	13,799
Deferred income taxes	475,764	520,494	4,431
Prepaid expenses and other current assets	387,905	444,803	3,787

Total current assets	9,440,105	10,735,222	91,387

Noncurrent finance receivables, net	3,976,941	4,830,216	41,119

Investments and other assets
Marketable securities and other securities investments	2,704,142	3,402,523	28,965
Affiliated companies	1,570,185	1,828,369	15,565
Employees receivables	49,538	75,094	639
Other	798,506	793,543	6,755

Total investments and other assets	5,122,371	6,099,529	51,924

Property, plant and equipment
Land	1,182,768	1,215,897	10,351
Buildings	2,935,274	3,156,613	26,872
Machinery and equipment	7,897,509	8,482,832	72,213
Vehicles and equipment on operating leases	1,828,697	2,605,426	22,179
Construction in progress	214,781	397,076	3,380

	14,059,029	15,857,844	134,995
Less - Accumulated depreciation	(8,263,435)	(8,791,216)	(74,838)

Property, plant and equipment, net	5,795,594	7,066,628	60,157

Total assets	¥24,335,011	¥28,731,595	$244,587

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Current liabilities
Short-term borrowings	¥2,381,827	¥3,033,019	$25,820
Current portion of long-term debt	1,150,920	1,723,888	14,675
Accounts payable	1,856,799	2,086,587	17,763
Other payables	693,041	730,184	6,216
Accrued expenses	1,289,373	1,464,263	12,465
Income taxes payable	292,835	347,488	2,958
Other current liabilities	562,411	643,306	5,476

Total current liabilities	8,227,206	10,028,735	85,373

Long-term liabilities
Long-term debt	5,014,925	5,640,490	48,016
Accrued pension and severance costs	646,989	679,918	5,788
Deferred income taxes	811,670	1,092,995	9,305
Other long-term liabilities	84,342	139,428	1,187

Total long-term liabilities	6,557,926	7,552,831	64,296

Minority interest in consolidated subsidiaries	504,929	589,580	5,019

Shareholders’ equity
Common stock, no par value, authorized: 9,740,185,400 shares in 2005 and 2006; issued: 3,609,997,492 shares in 2005 and 2006	397,050	397,050	3,380
Additional paid-in capital	495,707	495,250	4,216
Retained earnings	9,332,176	10,459,788	89,042
Accumulated other comprehensive income (loss)	(80,660)	437,316	3,723
Treasury stock, at cost, 341,918,553 shares in 2005 and 368,240,025 shares in 2006	(1,099,323)	(1,228,955)	(10,462)

Total shareholders’ equity	9,044,950	10,560,449	89,899

Commitments and contingencies
Total liabilities and shareholders’ equity	¥24,335,011	¥28,731,595	$244,587

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
Net revenues
Sales of products	¥16,578,033	¥17,790,862	¥20,059,493	$170,763
Financing operations	716,727	760,664	977,416	8,320

	17,294,760	18,551,526	21,036,909	179,083

Costs and expenses
Cost of products sold	13,506,337	14,500,282	16,335,312	139,059
Cost of financing operations	364,177	369,844	609,632	5,190
Selling, general and administrative	1,757,356	2,009,213	2,213,623	18,844

	15,627,870	16,879,339	19,158,567	163,093

Operating income	1,666,890	1,672,187	1,878,342	15,990

Other income (expense)
Interest and dividend income	55,629	67,519	93,970	800
Interest expense	(20,706)	(18,956)	(21,601)	(184)
Foreign exchange gain, net	38,187	21,419	10,789	92
Other income, net	25,793	12,468	125,860	1,071

	98,903	82,450	209,018	1,779

Income before income taxes, minority interest and equity in earnings of affiliated companies	1,765,793	1,754,637	2,087,360	17,769
Provision for income taxes	681,304	657,910	795,153	6,769

Income before minority interest and equity in earnings of affiliated companies	1,084,489	1,096,727	1,292,207	11,000

Minority interest in consolidated subsidiaries	(42,686)	(64,938)	(84,393)	(718)
Equity in earnings of affiliated companies	120,295	139,471	164,366	1,399

Net income	¥1,162,098	¥1,171,260	¥1,372,180	$11,681

	Yen			U.S. dollars
Net income per share
- Basic	¥342.90	¥355.35	¥421.76	$3.59

- Diluted	¥342.86	¥355.28	¥421.62	$3.59

Cash dividends per share	¥45.00	¥65.00	¥90.00	$0.77

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total shareholders’ equity
Balances at March 31, 2003	¥397,050	¥493,790	¥7,301,795	¥(604,272)	¥(467,363)	¥7,121,000

Issuance during the year		1,389				1,389
Comprehensive income
Net income			1,162,098			1,162,098
Other comprehensive income (loss)
Foreign currency translation adjustments				(203,257)		(203,257)
Unrealized gains on securities, net of reclassification adjustments				329,672		329,672
Minimum pension liability adjustments				273,265		273,265

Total comprehensive income						1,561,778

Dividends paid			(137,678)			(137,678)
Purchase and reissuance of common stock					(367,922)	(367,922)

Balances at March 31, 2004	397,050	495,179	8,326,215	(204,592)	(835,285)	8,178,567

Issuance during the year		528				528
Comprehensive income
Net income			1,171,260			1,171,260
Other comprehensive income
Foreign currency translation adjustments				75,697		75,697
Unrealized gains on securities, net of reclassification adjustments				38,455		38,455
Minimum pension liability adjustments				9,780		9,780

Total comprehensive income						1,295,192

Dividends paid			(165,299)			(165,299)
Purchase and reissuance of common stock					(264,038)	(264,038)

Balances at March 31, 2005	397,050	495,707	9,332,176	(80,660)	(1,099,323)	9,044,950

Issuance during the year		(457)				(457)
Comprehensive income
Net income			1,372,180			1,372,180
Other comprehensive income
Foreign currency translation adjustments				268,410		268,410
Unrealized gains on securities, net of reclassification adjustments				244,629		244,629
Minimum pension liability adjustments				4,937		4,937

Total comprehensive income						1,890,156

Dividends paid			(244,568)			(244,568)
Purchase and reissuance of common stock					(129,632)	(129,632)

Balances at March 31, 2006	¥397,050	¥495,250	¥10,459,788	¥437,316	¥(1,228,955)	¥10,560,449

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

	U.S. dollars in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total shareholders’ equity
Balances at March 31, 2005	$3,380	$4,220	$79,443	$(686)	$(9,358)	$76,999

Issuance during the year		(4)				(4)
Comprehensive income
Net income			11,681			11,681
Other comprehensive income
Foreign currency translation adjustments				2,285		2,285
Unrealized gains on securities, net of reclassification adjustments				2,082		2,082
Minimum pension liability adjustments				42		42

Total comprehensive income						16,090

Dividends paid			(2,082)			(2,082)
Purchase and reissuance of common stock					(1,104)	(1,104)

Balances at March 31, 2006	$3,380	$4,216	$89,042	$3,723	$(10,462)	$89,899

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
Cash flows from operating activities
Net income	¥1,162,098	¥1,171,260	¥1,372,180	$11,681
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	969,904	997,713	1,211,178	10,311
Provision for doubtful accounts and credit losses	83,138	63,154	62,646	533
Pension and severance costs, less payments	(159,267)	(52,933)	23,860	203
Losses on disposal of fixed assets	39,742	49,159	54,981	468
Unrealized losses on available-for-sale securities, net	3,063	2,324	4,163	36
Deferred income taxes	120,828	84,711	33,262	283
Minority interest in consolidated subsidiaries	42,686	64,938	84,393	718
Equity in earnings of affiliated companies	(120,295)	(139,471)	(164,366)	(1,399)
Changes in operating assets and liabilities, and other
Increase in accounts and notes receivable	(90,721)	(178,363)	(297,598)	(2,533)
Increase in inventories	(53,609)	(191,545)	(248,823)	(2,118)
(Increase) decrease in other current assets	43,445	34,674	(89,723)	(764)
Increase in accounts payable	159,120	153,747	188,702	1,606
Increase (decrease) in accrued income taxes	(66,006)	41,228	54,052	460
Increase in other current liabilities	203,535	190,450	203,075	1,729
Other	(150,927)	79,894	23,498	200

Net cash provided by operating activities	2,186,734	2,370,940	2,515,480	21,414

Cash flows from investing activities
Additions to finance receivables	(5,234,578)	(5,594,375)	(6,476,979)	(55,137)
Collection of finance receivables	3,839,812	4,609,383	5,615,276	47,802
Proceeds from sale of finance receivables	243,128	65,536	102,854	876
Additions to fixed assets excluding equipment leased to others	(945,803)	(1,068,287)	(1,523,459)	(12,969)
Additions to equipment leased to others	(542,738)	(854,953)	(1,247,781)	(10,622)
Proceeds from sales of fixed assets excluding equipment leased to others	73,925	69,396	89,578	762
Proceeds from sales of equipment leased to others	288,681	316,456	410,683	3,496
Purchases of marketable securities and security investments	(1,336,467)	(1,165,791)	(957,296)	(8,149)
Proceeds from sales of marketable securities and security investments	183,808	121,369	157,707	1,342
Proceeds upon maturity of marketable securities and security investments	1,252,334	452,574	533,325	4,540
Payment for additional investments in affiliated companies, net of cash acquired	(20,656)	(901)	(1,802)	(15)
Changes in investments and other assets, and other	(17,941)	(11,603)	(77,606)	(661)

Net cash used in investing activities	¥(2,216,495)	¥(3,061,196)	¥(3,375,500)	$(28,735)

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
Cash flows from financing activities
Purchase of common stock	¥(357,457)	¥(264,106)	¥(129,629)	$(1,104)
Proceeds from issuance of long-term debt	1,636,570	1,863,710	1,928,788	16,420
Payments of long-term debt	(1,253,045)	(1,155,223)	(1,187,506)	(10,109)
Increase in short-term borrowings	353,833	140,302	509,826	4,340
Dividends paid	(137,678)	(165,299)	(244,568)	(2,082)

Net cash provided by financing activities	242,223	419,384	876,911	7,465

Effect of exchange rate changes on cash and cash equivalents	(74,714)	24,849	68,743	585

Net increase (decrease) in cash and cash equivalents	137,748	(246,023)	85,634	729
Cash and cash equivalents at beginning of year	1,592,028	1,729,776	1,483,753	12,631

Cash and cash equivalents at end of year	¥1,729,776	¥1,483,753	¥1,569,387	$13,360

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

Toyota is primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories throughout the world. In addition, Toyota provides financing, vehicle and equipment leasing and certain other financial services primarily to its dealers and their customers to support the sales of vehicles and other products manufactured by Toyota.

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

Other costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥371,677 million, ¥379,702 million and ¥397,599 million ($3,385 million) for the years ended March 31, 2004, 2005 and 2006, respectively.

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

Research and development costs are expensed as incurred and ¥682,279 million, ¥755,147 million and ¥812,648 million ($6,918 million) for the years ended March 31, 2004, 2005 and 2006, respectively.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable securities -

Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with unrealized gains or losses included as a component of

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accumulated other comprehensive income in shareholders’ equity, net of applicable taxes. Debt securities designated as held-to-maturity investments are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other-than-temporary declines in market value. In determining if a decline in value is other-than-temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota’s ability and intent to retain its investment in the company for a period of time sufficient to allow for any anticipated recovery in market value. Realized gains and losses, which are determined on the average-cost method, are reflected in the statement of income when realized.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories -

Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” (“LIFO”) basis. Inventories valued on the LIFO basis totaled ¥233,440 million and ¥329,205 million ($2,802 million) at March 31, 2005 and 2006, respectively. Had the “first-in, first-out” basis been used for those companies using the LIFO basis, inventories would have been ¥31,894 million and ¥17,070 million ($145 million) higher than reported at March 31, 2005 and 2006, respectively.

Property, plant and equipment -

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and equipment is mainly computed on the declining-balance method for the parent company and Japanese subsidiaries and on the straight-line method for foreign subsidiary companies at rates based on estimated useful lives of the respective assets according to general class, type of construction and use. The estimated useful lives range from 2 to 65 years for buildings and from 2 to 20 years for machinery and equipment.

Vehicles and equipment on operating leases to third parties are originated by dealers and acquired by certain consolidated subsidiaries. Such subsidiaries are also the lessors of certain property that they acquire directly. Vehicles and equipment on operating leases are depreciated primarily on a straight-line method over the lease term, generally 5 years, to the estimated residual value.

Long-lived assets -

Toyota reviews its long-lived assets, including investments in affiliated companies, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the carrying value of the asset over its fair value. Fair value is determined mainly using a discounted cash flow valuation method.

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

Stock-based compensation -

Toyota measures compensation expense for its stock-based compensation plan using the intrinsic value method. Toyota accounts for the stock-based compensation plans under the recognition and measurement principles of the Accounting Principles Board (“APB”) Opinion No. 25 (“APB25”), Accounting for Stock Issued to Employees, and related Interpretations. No stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price higher than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

company had applied the fair value recognition provisions of FAS No. 123, Accounting for Stock-Based Compensation (“FAS 123”), to stock-based employee compensation. See note 18 to the consolidated financial statements for weighted-average assumptions used in option pricing model.

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
Net income
As reported	¥1,162,098	¥1,171,260	¥1,372,180	$11,681
Deduct: Total stock-based compensation expenses determined under fair value based method for all awards, net of related tax effects	(1,292)	(1,571)	(1,449)	(12)

Pro forma	¥1,160,806	¥1,169,689	¥1,370,731	$11,669

Net income per share
- Basic
As reported	¥342.90	¥355.35	¥421.76	$3.59
Pro forma	342.51	354.87	421.32	3.59

- Diluted
As reported	¥342.86	¥355.28	¥421.62	$3.59
Pro forma	342.48	354.80	421.18	3.59

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

Accounting changes -

In December 2004, FASB issued FAS No. 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29 (“FAS 153”). The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion; however, included certain exceptions to that principle. FAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Toyota adopted FAS 153 for nonmonetary asset exchanges occurring in and after fiscal periods begun after June 15, 2005. The adoption of FAS 153 did not have material impact on Toyota’s consolidated financial statements.

In March 2005, FASB issued the FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143 (“FIN 47”). This Interpretation clarifies that the term

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires a company to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred. Toyota adopted FIN 47 in the fiscal periods ended after December 15, 2005. The adoption of FIN 47 did not have material impact on Toyota’s consolidated financial statements.

Recent pronouncements to be adopted in future periods -

In November 2004, FASB issued FAS No. 151, Inventory Costs – an amendment of ARB No. 43, Chapter 4 (“FAS 151”). FAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “…under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges…”. FAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

In December 2004, FASB issued FAS No. 123(R), Share-Based Payment (revised 2004) (“FAS 123(R)”). FAS 123(R) is a revision of FAS 123, supersedes APB 25, and its related implementation guidance. FAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. FAS 123(R) also requires a public entity to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value will be recognized as compensation cost over that period. Although Toyota is required to implement the standard as of the beginning of the first interim or annual period that begins after June 15, 2005 under Statement No. 123(R), the Securities and Exchange Commission has amended the compliance date and Toyota is required to adopt the Standard for the year ending March 31, 2007. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2006, FASB issued FAS No. 155, Accounting for Certain Hybrid Instruments (“FAS 155”), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with FAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”). The statement also subjects beneficial interests issued by securitization vehicles to the requirements of FAS133. FAS 155 is effective as of the beginning of first fiscal year that begins after September 15, 2006. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

In March 2006, FASB issued FAS No. 156, Accounting for Servicing of Financial Assets (“FAS 156”), which amends FAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”), with respect to the accounting for separately recognized servicing assets and servicing liabilities. FAS 156 is effective as of the beginning of first fiscal year that begins after September 15, 2006, with earlier adoption permitted. Management does not expect this statement to have a material impact on Toyota’s consolidated financial statements.

Reclassifications -

Certain prior year amounts have been reclassified to conform to the presentations for the year ended March 31, 2006.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥117.47 = U.S. $1, the approximate current exchange rate at March 31, 2006, was used for the translation of the accompanying consolidated financial amounts of Toyota as of and for the year ended March 31, 2006.

4. Supplemental cash flow information:

Cash payments for income taxes were ¥627,483 million, ¥694,985 million and ¥730,469 million ($6,218 million) for the years ended March 31, 2004, 2005 and 2006, respectively. Interest payments during the years ended March 31, 2004, 2005 and 2006 were ¥203,257 million, ¥226,615 million and ¥332,337 million ($2,829 million), respectively.

Capital lease obligations of ¥4,826 million, ¥3,571 million and ¥6,673 million ($57 million) were incurred for the years ended March 31, 2004, 2005 and 2006, respectively.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

During the years ended March 31, 2004, 2005 and 2006, Toyota made a number of other acquisitions, however assets acquired and liabilities assumed were not material.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value are as follows:

	Yen in millions
	March 31, 2005
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	¥2,205,420	¥14,113	¥6,928	¥2,212,605
Equity securities	451,903	453,494	593	904,804

Total	¥2,657,323	¥467,607	¥7,521	¥3,117,409

Securities not practicable to determine fair value
Debt securities	¥19,917
Equity securities	109,940

Total	¥129,857

	Yen in millions
	March 31, 2006
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	¥2,432,905	¥4,597	¥29,356	¥2,408,146
Equity securities	661,412	807,937	198	1,469,151

Total	¥3,094,317	¥812,534	¥29,554	¥3,877,297

Securities not practicable to determine fair value
Debt securities	¥18,863
Equity securities	141,242

Total	¥160,105

	U.S. dollars in millions
	March 31, 2006
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	$20,711	$39	$250	$20,500
Equity securities	5,630	6,878	1	12,507

Total	$26,341	$6,917	$251	$33,007

Securities not practicable to determine fair value
Debt securities	$161
Equity securities	1,202

Total	$1,363

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unrealized losses continuously over a 12 month period or more in the aggregate were not material at March 31, 2005 and 2006.

At March 31, 2005 and 2006, debt securities classified as available-for-sale mainly consist of government bonds and corporate debt securities with maturities from 1 to 10 years.

Proceeds from sales of available-for-sale securities were ¥183,808 million, ¥121,369 million and ¥157,707 million ($1,342 million) for the years ended March 31, 2004, 2005 and 2006, respectively. On those sales, gross realized gains were ¥8,780 million, ¥14,551 million and ¥2,104 million ($18 million) and gross realized losses were ¥139 million, ¥231 million and ¥1,207 million ($10 million), respectively.

During the year ended March 31, 2006, in accordance with EITF Issue No. 91-5, Nonmonetary Exchange of Cost-Method Investments, Toyota reclassified ¥143,366 million ($1,220 million) of gain from Unrealized gains on securities included in the “Accumulated other comprehensive income” on the consolidated balance sheet to Other income included in the “Other income, net” on the consolidated statement of income. The gain was recognized based on the merger between UFJ Holdings, Inc. and Mitsubishi Tokyo Financial Group, Inc. on October 1, 2005, and determined as the amount between the cost of the pre-merger entity, UFJ Holdings, Inc. common shares which Toyota had continuously held and the fair market value of the post-merger entity, Mitsubishi UFJ Financial Group, Inc. common shares which Toyota received in exchange for UFJ Holdings, Inc. common shares. The gain was non-cash gain and included in the cost of the available-for-sale equity securities as of March 31, 2006.

During the years ended March 31, 2004, 2005 and 2006, Toyota recognized impairment losses on available-for-sale securities of ¥3,063 million, ¥2,324 million, and ¥4,163 million ($35 million), respectively, which are included in “Other income, net” in the accompanying consolidated statements of income.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Finance receivables:

Finance receivables consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Retail	¥4,716,961	¥5,930,822	$50,488
Finance leases	756,732	741,280	6,310
Wholesale and other dealer loans	1,773,440	1,998,814	17,016

	7,247,133	8,670,916	73,814
Deferred origination costs	65,189	92,798	790
Unearned income	(233,417)	(334,796)	(2,850)
Allowance for credit losses	(91,829)	(101,383)	(863)

Total finance receivables, net	6,987,076	8,327,535	70,891
Less - Current portion	(3,010,135)	(3,497,319)	(29,772)

Noncurrent finance receivables, net	¥3,976,941	¥4,830,216	$41,119

The contractual maturities of retail receivables, the future minimum lease payments on finance leases and wholesale and other dealer loans at March 31, 2006 are summarized as follows:

	Yen in millions			U.S. dollars in millions
Years ending March 31,	Retail	Finance lease	Wholesale and other dealer loans	Retail	Finance lease	Wholesale and other dealer loans
2007	¥1,692,889	¥194,384	¥1,664,365	$14,411	$1,655	$14,168
2008	1,497,693	124,726	99,217	12,749	1,062	845
2009	1,227,787	99,718	95,581	10,452	849	814
2010	820,275	37,035	53,532	6,983	315	456
2011	404,888	15,239	56,384	3,447	129	480
Thereafter	287,290	1,623	29,735	2,446	14	253

	¥5,930,822	¥472,725	¥1,998,814	$50,488	$4,024	$17,016

Finance leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Minimum lease payments	¥485,696	¥472,725	$4,024
Estimated unguaranteed residual values	271,036	268,555	2,286

	756,732	741,280	6,310
Deferred origination costs	1,900	1,462	12
Less - Unearned income	(71,702)	(102,241)	(870)
Less - Allowance for credit losses	(6,502)	(6,140)	(52)

Finance leases, net	¥680,428	¥634,361	$5,400

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following table summarizes certain cash flows received from and paid to the securitization trusts for the years ended March 31, 2004, 2005 and 2006.

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
Proceeds from new securitizations, net of purchased and retained securities	¥168,135	¥48,958	¥88,698	$755
Servicing fees received	6,860	3,762	2,297	20
Excess interest received from interest only strips	20,514	9,140	4,219	36
Repurchases of receivables	(33,614)	(34,675)	(50,086)	(426)
Servicing advances	(792)	(215)	(453)	(4)
Reimbursement of servicing and maturity advances	1,358	860	793	7

Toyota sold finance receivables under the program and recognized pretax gains resulting from these sales of ¥5,608 million, ¥323 million and ¥837 million ($7 million) for the years ended March 31, 2004, 2005 and 2006, respectively, after providing an allowance for estimated credit losses. The gain on sale recorded depends on the carrying amount of the assets at the time of the sale. The carrying amount is allocated between the assets sold and the retained interests based on their relative fair values at the date of the sale. The key economic assumptions initially and subsequently measuring the fair value of retained interests include the market interest rate environment, severity and rate of credit losses, and the prepayment speed of the receivables. All key economic assumptions used in the valuation of the retained interests are reviewed periodically and are revised as considered necessary.

At March 31, 2005 and 2006, Toyota’s retained interests relating to these securitizations include interest in trusts, interest-only strips, and other receivables, amounting to ¥18,896 million and ¥18,316 million ($156 million), respectively.

Toyota recorded no impairments on retained interests for the years ended March 31, 2004, 2005 and 2006. Those impairments were calculated, if any, by discounting cash flows using management’s estimates and other key economic assumptions.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Key economic assumptions used in measuring the fair value of retained interests at the sale date of securitization transactions completed during the years ended March 31, 2004, 2005 and 2006 were as follows:

	For the years ended March 31,
	2004	2005	2006
Prepayment speed related to securitizations	1.0% - 1.5%	0.7% - 1.1%	0.7% - 1.4%
Weighted-average life (in years)	1.70 - 1.85	1.85	1.72 - 2.06
Expected annual credit losses	0.50% - 0.80%	0.30%	0.05% - 0.18%
Discount rate used on the subordinated securities	5.0%	—	—
Discount rate used on other retained interests	8.0% - 15.0%	15.0%	5.0%

Expected cumulative static pool losses over the life of the securitizations are calculated by taking actual life to date losses plus projected losses and dividing the sum by the original balance of each pool of assets. Expected cumulative static pool credit losses for the retail loans securitized for the years ended March 31, 2004, 2005 and 2006 were 0.41%, 0.40% and 0.19%, respectively.

The key economic assumptions and the sensitivity of the current fair value of the retained interest to an immediate 10 and 20 percent adverse change in those economic assumptions are presented below.

	Yen in millions	U.S. dollars in millions
	March 31, 2006	March 31, 2006
Prepayment speed assumption (annual rate)	0.7%-1.5%
Impact on fair value of 10% adverse change	¥(136)	$(1)
Impact on fair value of 20% adverse change	(271)	(2)
Residual cash flows discount rate (annual rate)	5.0%-12.0%
Impact on fair value of 10% adverse change	¥(172)	$(1)
Impact on fair value of 20% adverse change	(341)	(3)
Expected credit losses (annual rate)	0.05%-0.41%
Impact on fair value of 10% adverse change	¥(56)	$(0)
Impact on fair value of 20% adverse change	(125)	(1)

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

Outstanding receivable balances and delinquency amounts for managed retail and lease receivables, which include both owned and securitized receivables, as of March 31, 2005 and 2006 are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Principal amount outstanding	¥5,520,484	¥6,543,496	$55,704
Delinquent amounts over 60 days or more	23,396	32,799	279

Comprised of:
Receivables owned	¥5,240,276	¥6,337,306	$53,949
Receivables securitized	280,208	206,190	1,755

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit losses, net of recoveries attributed to managed retail and lease receivables for the years ended March 31, 2004, 2005 and 2006 totaled ¥48,011 million, ¥34,455 million and ¥46,427 million ($395 million), respectively.

8. Other receivables:

Other receivables relate to arrangements with certain component manufacturers whereby Toyota procures inventory for these component manufactures and is reimbursed for the related purchases.

9. Inventories:

Inventories consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Finished goods	¥890,118	¥1,097,203	$9,340
Raw materials	189,675	221,285	1,884
Work in process	179,943	239,450	2,038
Supplies and other	46,973	63,037	537

	¥1,306,709	¥1,620,975	$13,799

10. Vehicles and equipment on operating leases:

Vehicles and equipment on operating leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Vehicles	¥1,736,238	¥2,503,064	$21,308
Equipment	92,459	102,362	871

	1,828,697	2,605,426	22,179
Less - Accumulated depreciation	(424,609)	(579,896)	(4,936)

Vehicles and equipment on operating leases, net	¥1,404,088	¥2,025,530	$17,243

Rental income from vehicles and equipment on operating leases was ¥267,252 million, ¥291,205 million and ¥395,870 million ($3,370 million) for the years ended March 31, 2004, 2005 and 2006, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2007	¥404,750	$3,446
2008	314,638	2,679
2009	176,244	1,500
2010	59,484	506
2011	14,611	124
Thereafter	10,168	87

Total minimum future rentals	¥979,895	$8,342

The future minimum rentals as shown above should not be considered indicative of future cash collections.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Allowance for doubtful accounts and credit losses:

An analysis of activity within the allowance for doubtful accounts relating to trade accounts and notes receivable for the years ended March 31, 2004, 2005 and 2006 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
Allowance for doubtful accounts at beginning of year	¥53,172	¥61,121	¥55,751	$475
Provision for doubtful accounts	16,540	15,752	10,361	88
Write-offs	(2,598)	(12,855)	(1,819)	(15)
Other	(5,993)	(8,267)	(2,205)	(19)

Allowance for doubtful accounts at end of year	¥61,121	¥55,751	¥62,088	$529

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments for the years ended March 31, 2004, 2005 and 2006.

A portion of the allowance for doubtful accounts balance at March 31, 2005 and 2006 totaling ¥37,095 million and ¥42,597 million ($363 million), respectively, is attributed to certain non-current receivable balances which are reported as other assets in the consolidated balance sheets.

An analysis of the allowance for credit losses relating to finance receivables and vehicles and equipment on operating leases for the years ended March 31, 2004, 2005 and 2006 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
Allowance for credit losses at beginning of year	¥116,888	¥87,462	¥91,829	$782
Provision for credit losses	66,598	47,402	52,285	445
Charge-offs, net of recoveries	(92,835)	(44,587)	(50,324)	(428)
Other	(3,189)	1,552	7,593	64

Allowance for credit losses at end of year	¥87,462	¥91,829	¥101,383	$863

The other amount primarily includes the impact of currency translation adjustments for the years ended March 31, 2004, 2005 and 2006.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Affiliated companies and variable interest entities:

Investments in and transactions with affiliated companies -

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Current assets	¥5,282,960	¥6,259,683	$53,288
Noncurrent assets	8,017,220	10,148,606	86,393

Total assets	¥13,300,180	¥16,408,289	$139,681

Current liabilities	¥3,982,816	¥4,925,104	$41,927
Long-term liabilities	4,167,042	5,262,042	44,795
Shareholders’ equity	5,150,322	6,221,143	52,959

Total liabilities and shareholders’ equity	¥13,300,180	¥16,408,289	$139,681

Toyota’s share of shareholders’ equity	¥1,556,236	¥1,820,717	$15,499

Number of affiliated companies accounted for by the equity method at end of period	56	56

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
Net revenues	¥13,187,869	¥15,359,634	¥18,332,304	$156,059

Gross profit	¥1,650,233	¥1,900,344	¥2,197,699	$18,709

Net income	¥403,213	¥420,640	¥559,686	$4,765

Entities comprising a significant portion of Toyota’s investment in affiliated companies include Denso Corporation; Aisin Seiki Co., Ltd.; Toyota Industries Corporation; Toyota Tsusho Corporation; and Toyota Boshoku Corporation.

Certain affiliated companies accounted for by the equity method with carrying amounts of ¥1,235,535 million and ¥1,487,708 million ($12,665 million) at March 31, 2005 and 2006, respectively, were quoted on various established markets at an aggregate value of ¥1,827,725 million and ¥2,818,476 million ($23,993 million), respectively.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Trade accounts and notes receivable, and other receivables	¥179,519	¥221,006	$1,881
Accounts payable and other payables	463,870	551,514	4,695

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
Net revenues	¥883,112	¥1,150,523	¥1,394,071	$11,867
Purchases	2,577,696	2,923,325	3,356,626	28,574

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2004, 2005 and 2006 were ¥15,722 million, ¥22,164 million and ¥30,011 million ($255 million), respectively.

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

13. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2005 and 2006 consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Loans, principally from banks, with a weighted-average interest at March 31, 2005 and March 31, 2006 of 1.58% and of 2.20% per annum, respectively	¥789,801	¥986,128	$8,395
Commercial paper with a weighted-average interest at March 31, 2005 and March 31, 2006 of 2.81% and of 3.32% per annum, respectively	1,592,026	2,046,891	17,425

	¥2,381,827	¥3,033,019	$25,820

As of March 31, 2006, Toyota has unused short-term lines of credit amounting to ¥2,427,218 million ($20,662 million) of which ¥561,667 million ($4,781 million) related to commercial paper programs. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2005 and 2006 comprises the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Unsecured loans, representing obligations principally to banks, due 2005 to 2025 in 2005 and due 2006 to 2025 in 2006 with interest ranging from 0.05% to 27.00% per annum in 2005 and from 0.04% to 20.00% per annum in 2006	¥894,212	¥1,009,001	$8,589
Secured loans, representing obligations principally to banks, due 2005 to 2019 in 2005 and due 2006 to 2019 in 2006 with interest ranging from 0.35% to 5.60% per annum in 2005 and from 0.35% to 5.60% per annum in 2006	24,320	15,766	134
Medium-term notes of consolidated subsidiaries, due 2005 to 2035 in 2005 and due 2006 to 2035 in 2006 with interest ranging from 0.01% to 7.59% per annum in 2005 and from 0.01% to 9.75% per annum in 2006	3,447,104	4,364,260	37,152
Unsecured notes of parent company, due 2008 to 2018 in 2005 and due 2008 to 2018 in 2006 with interest ranging from 1.33% to 3.00% per annum in 2005 and from 1.33% to 3.00% per annum in 2006	500,000	500,000	4,256
Unsecured notes of consolidated subsidiaries, due 2005 to 2031 in 2005 and due 2006 to 2031 in 2006 with interest ranging from 0.27% to 7.00% per annum in 2005 and from 0.34% to 7.11% per annum in 2006	1,228,929	1,417,010	12,063
Long-term capital lease obligations, due 2005 to 2017 in 2005 and due 2006 to 2017 in 2006, with interest ranging from 0.37% to 9.33% per annum in 2005 and from 0.37% to 9.33% per annum in 2006	71,280	58,341	497

	6,165,845	7,364,378	62,691
Less - Current portion due within one year	(1,150,920)	(1,723,888)	(14,675)

	¥5,014,925	¥5,640,490	$48,016

As of March 31, 2006, approximately 39%, 26%, 13% and 22% of long-term debt is denominated in U.S. dollars, Japanese yen, euros, and other currencies, respectively.

As of March 31, 2006, property, plant and equipment with a book value of ¥100,753 million ($858 million) and in addition, other assets aggregating ¥42,628 million ($363 million) were pledged as collateral mainly for certain debt obligations of subsidiaries.

The aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2007	¥1,723,888	$14,675
2008	1,801,230	15,334
2009	1,377,404	11,726
2010	911,634	7,761
2011	548,940	4,673

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. During the year ended March 31, 2006, Toyota has not received any significant such requests from these banks.

As of March 31, 2006, Toyota has unused long-term lines of credit amounting to ¥2,016,470 million ($17,166 million).

14. Product warranties:

Toyota provides product warranties for certain defects mainly resulting from manufacturing based on warranty contracts with its customers at the time of sale of products. Toyota accrues estimated warranty costs to be incurred in the future in accordance with the warranty contracts. The net change in the accrual for the product warranties for the years ended March 31, 2004, 2005 and 2006, which is included in “Accrued expenses” in the accompanying consolidated balance sheets, consist of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
Liabilities for product warranties at beginning of year	¥262,288	¥291,747	¥330,552	$2,814
Payments made during year	(193,979)	(214,876)	(252,453)	(2,149)
Provision for warranties	230,531	255,610	298,719	2,543
Changes relating to pre-existing warranties	(1,910)	(3,654)	(9,457)	(81)
Other	(5,183)	1,725	10,518	90

Liabilities for product warranties at end of year	¥291,747	¥330,552	¥377,879	$3,217

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Income taxes:

The components of income before income taxes comprise the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
Income before income taxes:
Parent company and domestic subsidiaries	¥1,104,719	¥946,626	¥1,159,116	$9,867
Foreign subsidiaries	661,074	808,011	928,244	7,902

	¥1,765,793	¥1,754,637	¥2,087,360	$17,769

The provision for income taxes consists of the following:
	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
Current income tax expense:
Parent company and domestic subsidiaries	¥404,672	¥376,845	¥451,593	$3,844
Foreign subsidiaries	155,804	196,354	310,298	2,642

Total current	560,476	573,199	761,891	6,486

Deferred income tax expense (benefit):
Parent company and domestic subsidiaries	77,970	34,820	76,503	651
Foreign subsidiaries	42,858	49,891	(43,241)	(368)

Total deferred	120,828	84,711	33,262	283

Total provision	¥681,304	¥657,910	¥795,153	$6,769

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 41.3%, 40.2% and 40.2% for the years ended March 31, 2004, 2005, and 2006, respectively. Due to changes in Japanese income tax regulations, effective April 1, 2004, the statutory rate was reduced to approximately 40.2%, and such rate was also used to calculate the future expected tax effects of temporary differences, which are expected to be realized on and after April 1, 2006. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the years ended March 31,
	2004	2005	2006
Statutory tax rate	41.3%	40.2%	40.2%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	0.5	0.3	0.4
Increase in deferred tax liabilities on undistributed earnings of foreign subsidiaries and affiliates accounted for by the equity method	1.7	1.8	2.8
Valuation allowance	(0.9)	(0.1)	(0.4)
Tax credits	(3.5)	(3.4)	(4.1)
Changes in tax rate resulting from enactment of income tax regulations	0.6	—	—
Other	(1.1)	(1.3)	(0.8)

Effective income tax rate	38.6%	37.5%	38.1%

Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Deferred tax assets
Accrued pension and severance costs	¥172,811	¥183,824	$1,565
Warranty reserves and accrued expenses	160,565	208,654	1,776
Other accrued employees’ compensation	111,555	115,143	980
Operating loss carryforwards for tax purposes	50,566	44,293	377
Inventory adjustments	53,093	50,407	429
Property, plant and equipment and other assets	131,467	162,872	1,386
Other	294,828	308,317	2,625

Gross deferred tax assets	974,885	1,073,510	9,138
Less - Valuation allowance	(102,737)	(93,629)	(797)

Total deferred tax assets	872,148	979,881	8,341

Deferred tax liabilities
Unrealized gains on securities	(255,028)	(451,282)	(3,842)
Undistributed earnings of foreign subsidiaries and affiliates accounted for by the equity method	(365,981)	(502,232)	(4,275)
Basis difference of acquired assets	(33,313)	(36,135)	(308)
Lease transactions	(321,055)	(335,294)	(2,854)
Gain on securities contribution to employee retirement benefit trust	(66,523)	(66,523)	(566)
Other	(65,681)	(61,321)	(522)

Gross deferred tax liabilities	(1,107,581)	(1,452,787)	(12,367)

Net deferred tax liability	¥(235,433)	¥(472,906)	$(4,026)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation allowance mainly relates to deferred tax assets of the consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2004, 2005 and 2006 consist of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
Valuation allowance at beginning of year	¥119,620	¥104,083	¥102,737	$875
Additions	17,738	21,249	10,285	88
Deductions	(31,934)	(22,829)	(19,084)	(163)
Other	(1,341)	234	(309)	(3)

Valuation allowance at end of year	¥104,083	¥102,737	¥93,629	$797

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest, changes in the statutory tax rates and currency translation adjustments during the years ended March 31, 2004, 2005 and 2006.

The deferred tax assets and liabilities that comprise the net deferred tax liability are included in the consolidated balance sheets as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Deferred tax assets
Deferred income taxes (Current assets)	¥475,764	¥520,494	$4,431
Investments and other assets - other	108,513	106,715	908

Deferred tax liabilities
Other current liabilities	(8,040)	(7,120)	(60)
Deferred income taxes (Long-term liabilities)	(811,670)	(1,092,995)	(9,305)

Net deferred tax liability	¥(235,433)	¥(472,906)	$(4,026)

Because management intends to reinvest undistributed earnings of foreign subsidiaries to the extent not expected to be remitted in the foreseeable future, management has made no provision for income taxes on those undistributed earnings aggregating ¥2,094,625 million ($17,831 million) as of March 31, 2006. Toyota estimates an additional tax provision of ¥193,672 million ($1,649 million) would be required if the full amount of those undistributed earnings became subject to Japanese taxes.

Operating loss carryforwards for tax purposes attributed to consolidated subsidiaries as of March 31, 2006 were approximately ¥121,764 million ($1,037 million) and are available as an offset against future taxable income of such subsidiaries. The majority of these carryforwards expire in years 2007 to 2020.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Shareholders’ equity:

Changes in the number of shares of common stock issued have resulted from the following:

	For the years ended March 31,
	2004	2005	2006
Common stock issued
Balance at beginning of year	3,609,997,492	3,609,997,492	3,609,997,492
Issuance during the year	—	—	—
Purchase and retirement	—	—	—

Balance at end of year	3,609,997,492	3,609,997,492	3,609,997,492

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the parent company and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriation is required when total amount of the legal reserve and capital surplus reaches 25% of stated capital. The legal reserve included in retained earnings as of March 31, 2005 and 2006 was ¥141,064 million and ¥145,103 million ($1,235 million), respectively. The legal reserve is restricted and unable to be used for dividend payments, and is excluded from the calculation of the profit available for dividend.

The amounts of statutory retained earnings of the parent company available for dividend payments to shareholders were ¥4,864,555 million and ¥5,255,265 million ($44,737 million) as of March 31, 2005 and 2006, respectively. In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings at March 31, 2006 include amounts representing year-end cash dividends of ¥178,297 million ($1,518 million), ¥55 ($0.47) per share, which were approved at the Ordinary General Shareholders’ Meeting held on June 23, 2006.

Retained earnings at March 31, 2006 include ¥1,055,422 million ($8,985 million) relating to equity in undistributed earnings of companies accounted for by the equity method.

In June 26, 1997, the shareholders of the parent company approved a stock repurchase policy at the Ordinary General Shareholders’ Meeting in accordance with the Japanese Commercial Code, which allows the company to purchase treasury stock only for the purpose of retirement of the stock with a resulting reduction in retained earnings. Under the stock repurchase policy, the shareholders authorized the parent company to repurchase up to 370 million shares of its common stock without the limitation of time, subject to the approval of the Board of Directors. In October 2001, the Japanese Commercial Code was changed to allow the company to purchase treasury stock without limitation of reason during the whole period until the next Ordinary General Shareholders’ Meeting by the resolution of the Board of Directors up to the limitation of number of shares and aggregated acquisition costs approved at the Ordinary General Shareholders’ Meeting. In response to the Japanese Commercial Code revision, on June 26, 2002, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved the amendment of the stock repurchase policy in the Articles of Incorporation to be deleted the limitation of the purpose of purchasing treasury stock noted above. As a result, Toyota’s unused authorized shares for the repurchase of shares of common stock under the legacy policy elapsed. In the same Shareholders’ Meeting, the shareholders of the parent company also approved the purchase as treasury stock of up to 170 million shares at a cost up to ¥600,000 million during the period until the next Ordinary General Shareholders’ Meeting which was held on June 26, 2003. As a result, the parent company repurchased approximately 170 million shares during the approved period of time. On June 26, 2003, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company again approved to purchase up

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to 150 million of its common stock at a cost up to ¥400,000 million during the period until the next Ordinary General Shareholders’ Meeting which was held on June 23, 2004. According to this authorization, the parent company purchased approximately 113 million shares of its treasury stock during the approved period of time. On June 23, 2004, at the Ordinary Shareholders’ Meeting, the shareholders of the parent company again approved to purchase up to 65 million of its common stock at a cost up to ¥250,000 million during the period until the next Ordinary General Shareholders’ Meeting which was held on June 23, 2005, and, in response to the Japanese Commercial Code revision, also approved to change the Articles of Incorporation to authorize the Board of Directors to repurchase treasury stock on the basis of its resolution. During this approved period of time, the parent company purchased approximately 59 million of shares. On June 23, 2005, the shareholders of the parent company approved to purchase up to 65 million of its common stock at a cost up to ¥250,000 million during the period until the next Ordinary General Shareholders’ Meeting which was held on June 23, 2006. As a result, the parent company repurchased approximately 38 million shares during the approved period of time. In addition, on June 23, 2006, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to purchase up to 30 million of its common stock at a cost up to ¥200,000 million during the purchase period of one year from the following day. These approvals by the shareholders on and after the resolution in the Ordinary General Shareholders’ Meeting on June 23, 2004 are not required under the current regulation.

In years prior to 1997, Toyota had made free distributions of shares to its shareholders for which no accounting entry is required in Japan. Had the distributions been accounted for in a manner used by companies in the United States of America, ¥2,576,606 million ($21,934 million) would have been transferred from retained earnings to the appropriate capital accounts.

Detailed components of accumulated other comprehensive income (loss) at March 31, 2005 and 2006 and the related changes, net of taxes for the years ended March 31, 2004, 2005 and 2006 consist of the following:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains on securities	Minimum pension liability adjustments	Accumulated other comprehensive income (loss)
Balances at March 31, 2003	¥(311,773)	¥7,252	¥(299,751)	¥(604,272)

Other comprehensive income (loss)	(203,257)	329,672	273,265	399,680

Balances at March 31, 2004	(515,030)	336,924	(26,486)	(204,592)

Other comprehensive income	75,697	38,455	9,780	123,932

Balances at March 31, 2005	(439,333)	375,379	(16,706)	(80,660)

Other comprehensive income	268,410	244,629	4,937	517,976

Balances at March 31, 2006	¥(170,923)	¥620,008	¥(11,769)	¥437,316

	U.S. dollars in millions
	Foreign currency translation adjustments	Unrealized gains on securities	Minimum pension liability adjustments	Accumulated other comprehensive income (loss)
Balances at March 31, 2005	$(3,740)	$3,196	$(142)	$(686)

Other comprehensive income	2,285	2,082	42	4,409

Balances at March 31, 2006	$(1,455)	$5,278	$(100)	$3,723

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax effects allocated to each component of other comprehensive income for the years ended March 31, 2004, 2005 and 2006 are as follows:

	Yen in millions
	Pre-tax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2004
Foreign currency translation adjustments	¥(201,511)	¥(1,746)	¥(203,257)
Unrealized gains on securities:
Unrealized net holding gains arising for the year	572,676	(229,414)	343,262
Less: reclassification adjustments for gains included in net income	(22,673)	9,083	(13,590)
Minimum pension liability adjustments	455,904	(182,639)	273,265

Other comprehensive income	¥804,396	¥(404,716)	¥399,680

For the year ended March 31, 2005
Foreign currency translation adjustments	¥76,089	¥(392)	¥75,697
Unrealized gains on securities:
Unrealized net holding gains arising for the year	87,266	(35,081)	52,185
Less: reclassification adjustments for gains included in net income	(22,960)	9,230	(13,730)
Minimum pension liability adjustments	16,354	(6,574)	9,780

Other comprehensive income	¥156,749	¥(32,817)	¥123,932

For the year ended March 31, 2006
Foreign currency translation adjustments	¥272,214	¥(3,804)	¥268,410
Unrealized gains on securities:
Unrealized net holding gains arising for the year	555,789	(223,427)	332,362
Less: reclassification adjustments for gains included in net income	(146,710)	58,977	(87,733)
Minimum pension liability adjustments	8,260	(3,323)	4,937

Other comprehensive income	¥689,553	¥(171,577)	¥517,976

	U.S. dollars in millions
	Pre-tax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2006
Foreign currency translation adjustments	$2,318	$(33)	$2,285
Unrealized gains on securities:
Unrealized net holding gains arising for the year	4,731	(1,902)	2,829
Less: reclassification adjustments for gains included in net income	(1,249)	502	(747)
Minimum pension liability adjustments	70	(28)	42

Other comprehensive income	$5,870	$(1,461)	$4,409

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

On June 23, 2006, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved the authorization of an additional up to 3,500,000 shares for issuance under the Toyota’s stock option plan for board members and key employees.

The following table summarizes Toyota’s stock option activity:

	Yen
	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life in years
Options outstanding at March 31, 2003	3,925,400	¥3,656	3.53

Granted	1,958,000	3,116
Exercised	—	—
Canceled	(987,000)	3,849

Options outstanding at March 31, 2004	4,896,400	3,401	3.83

Granted	2,021,000	4,541
Exercised	(810,300)	2,995
Canceled	(606,800)	4,105

Options outstanding at March 31, 2005	5,500,300	3,802	3.86

Granted	2,104,000	4,377
Exercised	(1,354,000)	3,052
Canceled	(1,463,400)	4,085

Options outstanding at March 31, 2006	4,786,900	¥4,180	4.52

Options exercisable at March 31, 2004	1,371,400	¥4,319	1.15
Options exercisable at March 31, 2005	1,740,300	¥3,641	1.69
Options exercisable at March 31, 2006	946,900	¥3,078	3.09

The following table summarizes information for options outstanding and options exercisable at March 31, 2006:

	Outstanding				Exercisable
Exercise price range	Number of shares	Weighted -average exercise price	Weighted -average exercise price	Weighted -average remaining life	Number of shares	Weighted -average exercise price	Weighted -average exercise price
Yen		Yen	Dollars	Years		Yen	Dollars
¥2,958 – 4,000	946,900	¥3,078	$26	3.09	946,900	¥3,078	$26
4,001 – 4,541	3,840,000	4,452	38	4.88	—	—	—

2,958 – 4,541	4,786,900	4,180	36	4.52	946,900	3,078	26

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average fair value per option at the date of grant for options granted during the years ended March 31, 2004, 2005 and 2006 was ¥769, ¥1,139 and ¥723 ($6), respectively. The fair value of options granted, which is amortized over the option vesting period in determining the pro forma impact in Note 2, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2004	2005	2006
Dividend rate	1.5%	1.5%	2.1%
Risk-free interest rate	0.4%	1.2%	0.7%
Expected volatility	34%	32%	27%
Expected holding period (years)	5.3	5.3	4.0

19. Employee benefit plans:

Pension and severance plans -

Upon terminations of employments, employees of the parent company and subsidiaries in Japan are entitled, under the retirement plans of each company, to lump-sum indemnities or pension payments, based on current rates of pay and lengths of service or the number of “points” mainly determined by those. Under normal circumstances, the minimum payment prior to retirement age is an amount based on voluntary retirement. Employees receive additional benefits on involuntary retirement, including retirement at the age limit.

Effective October 1, 2004, the parent company amended its retirement plan to introduce a “point” based retirement benefit plan. Under the new plan, employees are entitled to lump-sum or pension payments determined based on accumulated “points” vested in each year of service.

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

As a result of this plan amendment, the projected benefit obligation decreased by ¥32,208 million, at October 1, 2004 and resulted in an unrecognized prior service cost, which will be recognized in future service periods.

Effective October 1, 2005, the parent company partly mended its retirement plan and introduced the quasi cash-balance plan under which benefits are determined based on the variable-interest crediting rate rather than the fixed-interest crediting rate as was in the pre-amended plan. The amendment did not have a material quantitative impact on the projected benefit obligation of the parent company as of March 31, 2006.

The parent company and most subsidiaries in Japan have contributory funded defined benefit pension plans, which are pursuant to the Corporate Defined Benefit Pension Plan Law (CDBPPL). The contributions to the plans are funded with several financial institutions in accordance with the applicable laws and regulations. These pension plan assets consist principally of investments in government obligations, equity and fixed income securities, and insurance contracts.

Most foreign subsidiaries have pension plans or severance indemnity plans covering substantially all of their employees under which the cost of benefits are currently invested or accrued. The benefits for these plans are based primarily on lengths of service and current rates of pay.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transfer to the government of the Substitutional Portion of the Employee Pension Fund Liabilities -

The parent company and most subsidiaries in Japan had maintained employees’ pension funds (EPFs) pursuant to the Japanese Welfare Pension Insurance Law (“JWPIL”). The EPF consisted of two tiers, a Substitutional Portion, in which the EPF, in lieu of the government’s social insurance program, collected contributions, funded them and paid benefits to the employees with respect to the pay-related portion of the old-age pension benefits prescribed by JWPIL, and a Corporate Portion which was established at the discretion of each employer.

In June 2001, the CDBPPL was enacted and allowed any EPF to terminate its operation relating to the Substitutional Portion that in the past an EPF had operated and managed in lieu of the government, subject to approval from the Japanese Minister of Health, Labour and Welfare. In September 2003, Toyota Motor Pension Fund, the parent company’s EPF under JWPIL, obtained the approval from the Minister for the exemption from benefit payments related to employee services of the Substitutional Portion. In January 2004, Toyota Motor Pension Fund completed the transfer of the plan assets attributable to the Substitutional Portion to the government. In addition, during the years ended March 31, 2004 and 2005, subsidiaries in Japan that had EPFs under JWPIL also completed the transfer of the plan assets attributable to the Substitutional Portion in compliance with the same procedures followed by the parent company.

In accordance with the consensus on EITF Issue No. 03-2, Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities (“EITF 03-2”), Toyota accounted the entire separation process, upon completion of transfer of the plan assets attributable to the Substitutional Portion to the government, as a single settlement transaction. During the years ended March 31, 2004 and 2005, Toyota recognized settlement losses of ¥323,715 million and ¥96,066 million, respectively, as part of net periodic pension costs which are the proportionate amounts of the net unrecognized losses immediately prior to the separation related to the entire EPFs under JWPIL, and which are determined based on the proportion of the projected benefit obligation settled to the total projected benefit obligation immediately prior to the separation. Toyota also recognized as reductions of net periodic pension costs totaling ¥109,885 million and ¥21,722 million for the years ended March 31, 2004 and 2005, respectively, which resulted in gains attributed to the derecognition of previously accrued salary progression. In addition, Toyota recognized gains of ¥320,867 million and ¥121,553 million for the years ended March 31, 2004 and 2005, respectively, which represented the differences between the obligation settled and the assets transferred to the government. These gains and losses are reflected in the consolidated statement of income for the years ended March 31, 2004 and 2005 as follows:

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

During the year ended March 31, 2006, no gains or losses relating to the transfer to the government of the Substitutional Portion of the EPF liabilities.

Toyota uses a March 31 measurement date for the majority of its benefit plans.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information regarding Toyota’s defined benefit plans follow:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Change in benefit obligation
Benefit obligation at beginning of year	¥1,891,051	¥1,450,739	$12,350
Service cost	60,715	64,582	550
Interest cost	37,790	40,196	342
Plan participants’ contributions	1,078	578	5
Plan amendments	(47,535)	(3,468)	(30)
Projected benefit obligation settled due to the separation of substitutional portion	(304,184)	—	—
Actuarial gain or loss	(80,370)	33,878	288
Acquisition and other	(32,816)	59,956	511
Benefits paid	(74,990)	(63,503)	(541)

Benefit obligation at end of year	1,450,739	1,582,958	13,475

Change in plan assets
Fair value of plan assets at beginning of year	1,049,815	934,684	7,957
Actual return on plan assets	43,866	276,416	2,353
Acquisition and other	(10,304)	35,908	306
Employer contributions	86,128	92,121	784
Plan participants’ contributions	1,078	578	5
Assets transferred to the government due to the separation of substitutional portion	(160,909)	—	—
Benefits paid	(74,990)	(63,503)	(541)

Fair value of plan assets at end of year	934,684	1,276,204	10,864

Funded status	516,055	306,754	2,611
Unrecognized actuarial loss	(256,628)	(2,657)	(23)
Unrecognized prior service costs	171,753	152,200	1,296
Unrecognized net transition obligations	(13,290)	(11,346)	(96)

Net amount recognized	¥417,890	¥444,951	$3,788

Amounts recognized in the consolidated balance sheets are comprised of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Accrued pension and severance costs	¥646,989	¥679,918	$5,788
Prepaid pension and severance costs	(173,078)	(190,987)	(1,626)
Investments and other assets	(7,027)	(7,112)	(60)
Accumulated other comprehensive income	(48,994)	(36,868)	(314)

Net amount recognized	¥417,890	¥444,951	$3,788

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated benefit obligation for all defined benefit pension plans was ¥1,284,339 million and ¥1,474,574 million ($12,553 million) at March 31, 2005 and 2006, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Projected benefit obligation	¥512,571	¥535,482	$4,558
Accumulated benefit obligation	489,975	511,668	4,356
Fair value of plan assets	63,675	83,790	713

Components of the net periodic pension cost are as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
Service cost	¥75,988	¥60,715	¥64,582	$550
Interest cost	48,674	37,790	40,196	342
Expected return on plan assets	(24,991)	(27,517)	(24,278)	(207)
Amortization of prior service costs	(15,092)	(16,599)	(17,037)	(145)
Recognized net actuarial loss	45,653	22,366	19,489	166
Settlement loss resulting from the transfer of the substitutional portion	213,830	74,344	—	—
Amortization of net transition obligation	18,963	9,981	1,944	17

Net periodic pension cost	¥363,025	¥161,080	¥84,896	$723

For plans where the accumulated benefit obligation net of plan assets exceeds the accrued pension and severance costs, Toyota has recorded a minimum pension liability. The minimum pension liability amounts at March 31, 2005 and 2006 were ¥56,021 million and ¥43,980 million ($374 million), respectively. Changes in the minimum pension liability are reflected as adjustments in other comprehensive income for the years ended March 31, 2004, 2005 and 2006 as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
Minimum pension liability adjustments, included in other comprehensive income	¥273,265	¥9,780	¥4,937	$42

Weighted-average assumptions used to determine benefit obligations as of March 31, 2005 and 2006 are as follows:

	March 31,
	2005	2006
Discount rate	2.6%	2.6%
Rate of compensation increase	0.1 - 9.7%	0.1 - 11.0%

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Weighted-average assumptions used to determine net periodic pension cost for the years ended March 31, 2004, 2005 and 2006 are as follows:

	For the years ended March 31,
	2004	2005	2006
Discount rate	2.1%	2.2%	2.6%
Expected return on plan assets	2.1%	2.1%	2.9%
Rate of compensation increase	0.8 - 9.7%	0.5 - 9.7%	0.1 - 9.7%

The expected rate of return on plan assets is determined after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions.

Toyota’s pension plan weighted-average asset allocations as of March 31, 2005 and 2006, by asset category are as follows:

	Plan assets at March 31,
	2005	2006
Equity securities	64.0%	68.2%
Debt securities	21.5	18.8
Real estate	0.5	0.5
Other	14.0	12.5

Total	100.0%	100.0%

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

Toyota expects to contribute ¥98,561 million ($839 million) to its pension plan in the year ending March 31, 2007.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2007	¥65,989	$562
2008	65,677	559
2009	73,050	622
2010	69,887	595
2011	68,986	587
from 2012 to 2016	343,657	2,925

Total	¥687,246	$5,850

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Fair value hedges -

Toyota enters into interest rate swaps, and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing its exposure to interest rate fluctuations. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to entirely hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the years ended March 31, 2004, 2005 and 2006, the ineffective portion of Toyota’s fair value hedge relationships which are included in cost of financing operations in the accompanying consolidated statements of income were not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The estimated fair values of Toyota’s financial instruments, excluding marketable securities and other securities investments and affiliated companies, are summarized as follows:

	Yen in millions
	March 31, 2005
	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥1,483,753	¥1,483,753
Time deposits	63,609	63,609
Total finance receivables, net	6,243,359	6,234,855
Other receivables	355,381	355,381
Short-term borrowings	(2,381,827)	(2,381,827)
Long-term debt including the current portion	(6,094,565)	(6,140,043)
Foreign exchange forward contracts	(10,176)	(10,176)
Interest rate and currency swap agreements	148,119	148,119
Option contracts purchased	2,282	2,282
Option contracts written	(4,042)	(4,042)

	Yen in millions		U.S. dollars in millions
	March 31, 2006		March 31, 2006
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥1,569,387	¥1,569,387	$13,360	$13,360
Time deposits	50,349	50,349	428	428
Total finance receivables, net	7,601,838	7,413,229	64,713	63,107
Other receivables	416,336	416,336	3,544	3,544
Short-term borrowings	(3,033,019)	(3,033,019)	(25,820)	(25,820)
Long-term debt including the current portion	(7,306,037)	(7,297,826)	(62,195)	(62,125)
Foreign exchange forward contracts	(8,136)	(8,136)	(69)	(69)
Interest rate and currency swap agreements	101,890	101,890	867	867
Option contracts purchased	2,994	2,994	25	25
Option contracts written	(3,035)	(3,035)	(26)	(26)

Following are explanatory notes regarding the financial assets and liabilities other than derivative financial instruments.

Cash and cash equivalents, time deposits and other receivables -

In the normal course of business, substantially all cash and cash equivalents, time deposits and other receivables are highly liquid and are carried at amounts which approximate fair value.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finance receivables, net -

The carrying value of variable rate finance receivables was assumed to approximate fair value as they were repriced at prevailing market rates at March 31, 2005 and 2006. The fair value of fixed rate finance receivables was estimated by discounting expected cash flows using the rates at which loans of similar credit quality and maturity would be made as of March 31, 2005 and 2006.

Short-term borrowings and long-term debt -

The fair values of short-term borrowings and total long-term debt including the current portion were estimated based on the discounted amounts of future cash flows using Toyota’s current incremental borrowing rates for similar liabilities.

22. Lease commitments:

Toyota leases certain assets under capital lease and operating lease arrangements.

An analysis of leased assets under capital leases is as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Class of property
Building	¥11,762	¥12,095	$103
Machinery and equipment	162,938	139,063	1,184
Less - Accumulated depreciation	(128,578)	(112,495)	(958)

	¥46,122	¥38,663	$329

Amortization expenses under capital leases for the years ended March 31, 2004, 2005 and 2006 were ¥12,908 million, ¥12,725 million and ¥11,348 million ($97 million), respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2006 are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2007	¥15,407	$131
2008	13,410	114
2009	6,995	60
2010	6,483	55
2011	21,478	183
Thereafter	563	5

Total minimum lease payments	64,336	548
Less - Amount representing interest	(5,995)	(51)

Present value of net minimum lease payments	58,341	497
Less - Current obligations	(14,657)	(125)

Long-term capital lease obligations	¥43,684	$372

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rental expenses under operating leases for the years ended March 31, 2004, 2005 and 2006 were ¥81,912 million, ¥83,784 million and ¥93,867 million ($799 million), respectively.

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2006 are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2007	¥9,740	$83
2008	7,374	63
2009	6,191	53
2010	5,065	43
2011	4,036	34
Thereafter	19,089	162

Total minimum future rentals	¥51,495	$438

23. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments outstanding at March 31, 2006 for the purchase of property, plant and equipment and other assets totaled ¥103,324 million ($880 million).

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and at March 31, 2006, range from 1 month to 35 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of March 31, 2006 is ¥1,236,977 million ($10,530 million). Liabilities for guarantees totaling ¥3,355 million ($29 million) have been provided as of March 31, 2006. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

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

The nearly identical complaints allege that the defendants violated the Sherman Antitrust Act by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market. The complaints allege that new vehicle prices in Canada are 10% to 30% lower than those in the United States and that preventing the sale of these vehicles to United States citizens resulted in United States consumers paying excessive prices for the same type of vehicles. The complaints seek permanent injunctions against the alleged antitrust violations and treble damages in an unspecified amount. In March 2004, the federal district court of Maine (i) dismissed claims against certain Canadian sales and marketing subsidiaries, including

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota Canada, Inc., for lack of personal jurisdiction but denied or deferred to dismiss claims against certain other Canadian companies, and (ii) dismissed the claim for damages based on the Sherman Antitrust Act but did not bar the plaintiffs from seeking injunctive relief against the alleged antitrust violations. The plaintiffs have submitted an amended compliant adding a claim for damages based on state antitrust laws and Toyota has responded to the plaintiff’s discovery requests. Toyota believes that its actions have been lawful. In the interest of quickly resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs at the end of February 2006. The settlement agreement is pending the approval of the federal district court, and immediately upon approval the plaintiffs will, in accordance with the terms of the settlement agreement, withdraw all pending actions against Toyota in the federal district court as well as all state courts and all related actions will be closed.

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

In September 2000, the European Union approved a directive that requires member states to promulgate regulations implementing the following: (i) manufacturers shall bear all or a significant part of the costs for taking back end-of-life vehicles put on the market after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, this requirement will also be applicable to vehicles put on the market before July 1, 2002; (ii) manufacturers may not use certain hazardous materials in vehicles to be sold after July 2003; (iii) vehicles type-approved and put on the market after December 15, 2008, shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or recoverable to a minimum of 95% by weight per vehicle; and (iv) end-of-life vehicles must meet actual re-use of 80% and re-use as material or energy of 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015. All of the member states, other than Ireland, which is currently in the process of legislation domestically, have adopted legislation to implement the directive. In addition, countries such as Sweden, Denmark and Belgium have existing legislation that partially implements the directive. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred.

In addition, under this directive member states must take measures to ensure that car manufacturers, distributors and other auto-related economic operators establish adequate used vehicle collection and treatment facilities and to ensure that hazardous materials and recyclable parts are removed from vehicles prior to shredding. This directive impacts Toyota’s vehicles sold in the European Union and Toyota expects to introduce vehicles that are in compliance with such measures taken by the member states pursuant to the directive.

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2006. Depending on the legislation that is yet to be enacted by certain member states and subject to other circumstances, Toyota may be required to provide additional accruals for the expected costs to comply with these regulations. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

Toyota purchases materials that are equivalent to approximately 10% of material costs from a supplier which is an affiliated company.

The parent company has a concentration of labor supply in employees working under collective bargaining agreements and a substantial portion of these employees are working under the agreement that will expire on December 31, 2008.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24. Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliate companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas and overseas revenues by destination as of and for the years ended March 31, 2004, 2005 and 2006. From the year ended March 31, 2006, in Geographical Segment information and overseas revenues by destination information, “Asia” region has been disclosed separately from “Other” region. Prior year information has also been disclosed for comparative purposes.

Segment operating results and assets -

As of and for the year ended March 31, 2004:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥15,963,100	¥716,727	¥614,933	¥—	¥17,294,760
Inter-segment sales and transfers	10,726	20,125	281,311	(312,162)	—

Total	15,973,826	736,852	896,244	(312,162)	17,294,760
Operating expenses	14,454,872	590,854	880,997	(298,853)	15,627,870

Operating income	¥1,518,954	¥145,998	¥15,247	¥(13,309)	¥1,666,890

Assets	¥10,207,395	¥8,138,297	¥941,925	¥2,752,611	¥22,040,228
Investment in equity method investees	1,092,713	211,657	—	60,407	1,364,777
Depreciation expenses	772,829	175,533	21,542	—	969,904
Capital Expenditure	1,020,608	432,222	43,212	(7,501)	1,488,541

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2005:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥17,098,415	¥760,664	¥692,447	¥—	¥18,551,526
Inter-segment sales and transfers	15,120	20,597	337,873	(373,590)	—

Total	17,113,535	781,261	1,030,320	(373,590)	18,551,526
Operating expenses	15,661,000	580,408	996,577	(358,646)	16,879,339

Operating income	¥1,452,535	¥200,853	¥33,743	¥(14,944)	¥1,672,187

Assets	¥11,141,197	¥9,487,248	¥1,025,517	¥2,681,049	¥24,335,011
Investment in equity method investees	1,271,044	215,642	—	75,746	1,562,432
Depreciation expenses	754,339	220,584	22,790	—	997,713
Capital Expenditure	1,161,757	726,777	50,555	(15,849)	1,923,240

As of and for the year ended March 31, 2006:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥19,325,616	¥977,416	¥733,877	¥—	¥21,036,909
Inter-segment sales and transfers	12,528	19,493	456,414	(488,435)	—

Total	19,338,144	996,909	1,190,291	(488,435)	21,036,909
Operating expenses	17,644,099	841,092	1,150,543	(477,167)	19,158,567

Operating income	¥1,694,045	¥155,817	¥39,748	¥(11,268)	¥1,878,342

Assets	¥12,354,827	¥11,613,508	¥1,191,261	¥3,571,999	¥28,731,595
Investment in equity method investees	1,459,556	287,326	—	73,835	1,820,717
Depreciation expenses	880,360	301,734	29,084	—	1,211,178
Capital Expenditure	1,615,814	1,110,191	45,282	(47)	2,771,240

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	$164,515	$8,321	$6,247	$—	$179,083
Inter-segment sales and transfers	107	165	3,886	(4,158)	—

Total	164,622	8,486	10,133	(4,158)	179,083
Operating expenses	150,201	7,160	9,794	(4,062)	163,093

Operating income	$14,421	$1,326	$339	$(96)	$15,990

Assets	$105,174	$98,864	$10,141	$30,408	$244,587
Investment in equity method investees	12,425	2,446	—	628	15,499
Depreciation expenses	7,494	2,569	248	—	10,311
Capital Expenditure	13,755	9,451	385	(0)	23,591

Sales to external customers and operating income of the Financial Services segment for the year ended March 31, 2005, includes the impact of adjustments totaling ¥14,991 million made by a sales financing subsidiary in the United States of America for the correction of errors relating to prior periods mainly in connection with capitalization of certain disbursements, including disbursements made in prior years, directly related to origination of loans in accordance with FAS No. 91.

Geographic Information -

As of and for the year ended March 31, 2004:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥7,167,704	¥5,910,422	¥2,018,969	¥1,196,836	¥1,000,829	¥—	¥17,294,760
Inter-segment sales and transfers	4,422,283	217,217	145,372	46,685	117,533	(4,949,090)	—

Total	11,589,987	6,127,639	2,164,341	1,243,521	1,118,362	(4,949,090)	17,294,760
Operating expenses	10,481,860	5,736,662	2,091,866	1,183,244	1,081,726	(4,947,488)	15,627,870

Operating income	¥1,108,127	¥390,977	¥72,475	¥60,277	¥36,636	¥(1,602)	¥1,666,890

Assets	¥10,210,904	¥6,674,694	¥1,842,947	¥734,609	¥832,667	¥1,744,407	¥22,040,228
Long-lived assets	3,032,629	1,536,550	448,954	180,493	156,021	—	5,354,647

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2005:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥7,408,136	¥6,187,624	¥2,305,450	¥1,572,113	¥1,078,203	¥—	¥18,551,526
Inter-segment sales and transfers	4,596,019	185,829	173,977	53,309	105,499	(5,114,633)	—

Total	12,004,155	6,373,453	2,479,427	1,625,422	1,183,702	(5,114,633)	18,551,526
Operating expenses	11,016,913	5,925,894	2,370,886	1,531,650	1,136,248	(5,102,252)	16,879,339

Operating income	¥987,242	¥447,559	¥108,541	¥93,772	¥47,454	¥(12,381)	¥1,672,187

Assets	¥10,740,796	¥7,738,898	¥2,242,566	¥945,635	¥998,172	¥1,668,944	¥24,335,011
Long-lived assets	3,110,123	1,708,147	544,597	247,507	185,220	—	5,795,594

As of and for the year ended March 31, 2006:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥7,735,109	¥7,455,818	¥2,574,014	¥1,836,855	¥1,435,113	¥—	¥21,036,909
Inter-segment sales and transfers	5,376,348	232,124	153,395	205,951	166,623	(6,134,441)	—

Total	13,111,457	7,687,942	2,727,409	2,042,806	1,601,736	(6,134,441)	21,036,909
Operating expenses	12,035,567	7,192,304	2,633,462	1,897,260	1,534,546	(6,134,572)	19,158,567

Operating income	¥1,075,890	¥495,638	¥93,947	¥145,546	¥67,190	¥131	¥1,878,342

Assets	¥12,177,125	¥9,199,818	¥2,471,258	¥1,255,350	¥1,299,072	¥2,328,972	¥28,731,595
Long-lived assets	3,395,553	2,403,211	666,543	347,892	253,429	—	7,066,628

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	$65,847	$63,470	$21,912	$15,637	$12,217	$—	$179,083
Inter-segment sales and transfers	45,768	1,976	1,306	1,753	1,418	(52,221)	—

Total	111,615	65,446	23,218	17,390	13,635	(52,221)	179,083
Operating expenses	102,456	61,227	22,418	16,151	13,063	(52,222)	163,093

Operating income	$9,159	$4,219	$800	$1,239	$572	$1	$15,990

Assets	$103,662	$78,316	$21,037	$10,687	$11,059	$19,826	$244,587
Long-lived assets	28,906	20,458	5,674	2,962	2,157	—	60,157

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

There are no any individually material countries with respect to revenues, operating expenses, operating income, assets and long-lived assets included in other foreign countries.

Unallocated amounts included in assets represent assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were ¥3,270,973 million, ¥3,308,055 million and ¥4,231,148 million ($36,019 million), as of March 31, 2004, 2005 and 2006, respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
North America	¥6,108,723	¥6,374,235	¥7,687,738	$65,444
Europe	2,037,344	2,365,525	2,607,819	22,200
Asia	1,393,084	1,776,554	2,005,777	17,075
Other	1,962,064	2,089,210	2,721,981	23,172

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain financial statement data on non-financial services and financial services businesses -

The financial data below presents separately Toyota’s non-financial services and financial services businesses.

Balance sheets –

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Non-Financial Services Businesses
Current assets
Cash and cash equivalents	¥1,324,126	¥1,418,022	$12,071
Time deposits	8,006	14,024	119
Marketable securities	541,785	633,036	5,389
Trade accounts and notes receivable, less allowance for doubtful accounts	1,837,539	2,002,577	17,048
Inventories	1,306,709	1,620,975	13,799
Prepaid expenses and other current assets	1,382,987	1,466,019	12,480

Total current assets	6,401,152	7,154,653	60,906

Investments and other assets	4,804,843	5,702,376	48,543
Property, plant and equipment	4,579,052	5,207,760	44,333

Total Non-Financial Services Businesses assets	15,785,047	18,064,789	153,782

Financial Services Businesses
Current assets
Cash and cash equivalents	159,627	151,365	1,289
Time deposits	55,603	36,325	309
Marketable securities	1,339	1,843	16
Finance receivables, net	3,010,135	3,497,319	29,772
Prepaid expenses and other current assets	609,946	674,522	5,742

Total current assets	3,836,650	4,361,374	37,128

Noncurrent finance receivables, net	3,976,941	4,830,216	41,119
Investments and other assets	457,115	563,050	4,793
Property, plant and equipment	1,216,542	1,858,868	15,824

Total Financial Services Businesses assets	9,487,248	11,613,508	98,864

Eliminations	(937,284)	(946,702)	(8,059)

Total assets	¥24,335,011	¥28,731,595	$244,587

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets in the non-financial service include unallocated corporate assets.

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2005	2006	2006
Non-Financial Services Businesses
Current liabilities
Short-term borrowings	¥713,474	¥797,969	$6,793
Current portion of long-term debt	60,092	68,299	582
Accounts payable	1,847,036	2,084,399	17,744
Accrued expenses	1,200,122	1,357,335	11,555
Income taxes payable	263,291	328,360	2,795
Other current liabilities	1,055,336	1,138,529	9,692

Total current liabilities	5,139,351	5,774,891	49,161

Long-term liabilities
Long-term debt	747,911	730,072	6,215
Accrued pension and severance costs	645,308	676,999	5,763
Other long-term liabilities	564,185	823,540	7,011

Total long-term liabilities	1,957,404	2,230,611	18,989

Total Non-Financial Services Businesses liabilities	7,096,755	8,005,502	68,150

Financial Services Businesses
Current liabilities
Short-term borrowings	2,269,197	2,932,799	24,966
Current portion of long-term debt	1,092,328	1,662,589	14,153
Accounts payable	15,542	9,273	79
Accrued expenses	93,042	111,133	946
Income taxes payable	29,544	19,128	163
Other current liabilities	289,850	305,136	2,598

Total current liabilities	3,789,503	5,040,058	42,905

Long-term liabilities
Long-term debt	4,503,247	5,071,482	43,172
Accrued pension and severance costs	1,681	2,919	25
Other long-term liabilities	331,827	408,883	3,481

Total long-term liabilities	4,836,755	5,483,284	46,678

Total Financial Services Businesses liabilities	8,626,258	10,523,342	89,583

Eliminations	(937,881)	(947,278)	(8,064)

Total liabilities	14,785,132	17,581,566	149,669

Minority interest in consolidated subsidiaries	504,929	589,580	5,019
Shareholders’ equity	9,044,950	10,560,449	89,899

Total liabilities and shareholders’ equity	¥24,335,011	¥28,731,595	$244,587

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of income –

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2004	2005	2006	2006
Non-Financial Services Businesses
Net revenues	¥16,586,814	¥17,800,357	¥20,068,284	$170,838

Costs and expenses
Cost of revenues	13,507,835	14,497,252	16,335,340	139,060
Selling, general and administrative	1,540,724	1,813,288	1,993,528	16,971

Total costs and expenses	15,048,559	16,310,540	18,328,868	156,031

Operating income	1,538,255	1,489,817	1,739,416	14,807

Other income, net	97,885	68,736	201,978	1,720

Income before income taxes, minority interest and equity in earnings of affiliated companies	1,636,140	1,558,553	1,941,394	16,527
Provision for income taxes	627,038	578,709	736,909	6,273

Income before minority interest and equity in earnings of affiliated companies	1,009,102	979,844	1,204,485	10,254
Minority interest in consolidated subsidiaries	(41,886)	(63,952)	(82,401)	(702)
Equity in earnings of affiliated companies	107,542	131,849	142,139	1,210

Net income- Non-Financial Services Businesses	1,074,758	1,047,741	1,264,223	10,762

Financial Services Businesses
Net revenues	736,852	781,261	996,909	8,487

Costs and expenses
Cost of revenues	365,750	376,150	613,563	5,223
Selling, general and administrative	225,104	204,258	227,529	1,937

Total costs and expenses	590,854	580,408	841,092	7,160

Operating income	145,998	200,853	155,817	1,327

Other expense, net	(16,438)	(4,764)	(9,859)	(84)

Income before income taxes, minority interest and equity in earnings of affiliated companies	129,560	196,089	145,958	1,243
Provision for income taxes	53,959	78,748	58,241	496

Income before minority interest and equity in earnings of affiliated companies	75,601	117,341	87,717	747
Minority interest in consolidated subsidiaries	(815)	(988)	(1,992)	(17)
Equity in earnings of affiliated companies	12,753	7,622	22,227	189

Net income- Financial Services Businesses	87,539	123,975	107,952	919

Eliminations	(199)	(456)	5	0

Net income	¥1,162,098	¥1,171,260	¥1,372,180	$11,681

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement of cash flows –

	Yen in millions			Yen in millions
	For the year ended March 31, 2004			For the year ended March 31, 2005
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities
Net income	¥1,074,758	¥87,539	¥1,162,098	¥1,047,741	¥123,975	¥1,171,260
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	794,371	175,533	969,904	777,129	220,584	997,713
Provision for doubtful accounts and credit losses	13,356	69,782	83,138	15,752	47,402	63,154
Pension and severance costs, less payments	(159,291)	24	(159,267)	(53,401)	468	(52,933)
Losses on disposal of fixed assets	38,708	1,034	39,742	48,334	825	49,159
Unrealized losses on available-for-sale securities, net	3,063	—	3,063	2,324	—	2,324
Deferred income taxes	82,918	37,603	120,828	29,398	54,860	84,711
Minority interest in consolidated subsidiaries	41,886	815	42,686	63,952	988	64,938
Equity in earnings of affiliated companies	(107,542)	(12,753)	(120,295)	(131,849)	(7,622)	(139,471)
Changes in operating assets and liabilities, and other	88,212	(13,546)	44,837	(97,535)	203,762	130,085

Net cash provided by operating activities	1,870,439	346,031	2,186,734	1,701,845	645,242	2,370,940

Cash flows from investing activities
Additions to finance receivables	—	(8,814,390)	(5,234,578)	—	(9,562,203)	(5,594,375)
Collection of and proceeds from sale of finance receivables	—	7,566,463	4,082,940	—	8,586,796	4,674,919
Additions to fixed assets excluding equipment leased to others	(923,105)	(22,698)	(945,803)	(1,049,572)	(18,715)	(1,068,287)
Additions to equipment leased to others	(133,214)	(409,524)	(542,738)	(146,891)	(708,062)	(854,953)
Proceeds from sales of fixed assets excluding equipment leased to others	63,211	10,714	73,925	60,034	9,362	69,396
Proceeds from sales of equipment leased to others	78,393	210,288	288,681	84,450	232,006	316,456
Purchases of marketable securities and security investments	(1,077,317)	(259,150)	(1,336,467)	(1,053,417)	(112,374)	(1,165,791)
Proceeds from sales of and maturity of marketable securities and security investments	1,108,265	327,877	1,436,142	471,614	102,329	573,943
Payment for additional investments in affiliated companies, net of cash acquired	(20,656)	—	(20,656)	(901)	—	(901)
Changes in investments and other assets, and other	(16,051)	(41,054)	(17,941)	84,979	(16,485)	(11,603)

Net cash used in investing activities	(920,474)	(1,431,474)	(2,216,495)	(1,549,704)	(1,487,346)	(3,061,196)

Cash flows from financing activities
Purchase of common stock	(357,457)	—	(357,457)	(264,106)	—	(264,106)
Proceeds from issuance of long-term debt	48,373	1,682,550	1,636,570	27,363	1,862,012	1,863,710
Payments of long-term debt	(140,384)	(1,187,219)	(1,253,045)	(59,689)	(1,160,710)	(1,155,223)
Increase (decrease) in short-term borrowings	(105,051)	544,806	353,833	564	178,956	140,302
Dividends paid	(137,678)	—	(137,678)	(165,299)	—	(165,299)
Other	(15,000)	15,000	—	(7,000)	7,000	—

Net cash provided by (used in) financing activities	(707,197)	1,055,137	242,223	(468,167)	887,258	419,384

Effect of exchange rate changes on cash and cash equivalents	(61,623)	(13,091)	(74,714)	21,276	3,573	24,849

Net increase (decrease) in cash and cash equivalents	181,145	(43,397)	137,748	(294,750)	48,727	(246,023)
Cash and cash equivalents at beginning of year	1,437,731	154,297	1,592,028	1,618,876	110,900	1,729,776

Cash and cash equivalents at end of year	¥1,618,876	¥110,900	¥1,729,776	¥1,324,126	¥159,627	¥1,483,753

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions			U.S. dollars in millions
	For the year ended March 31, 2006			For the year ended March 31, 2006
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities
Net income	¥1,264,223	¥107,952	¥1,372,180	$10,762	$919	$11,681
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	909,444	301,734	1,211,178	7,742	2,569	10,311
Provision for doubtful accounts and credit losses	10,361	52,285	62,646	88	445	533
Pension and severance costs, less payments	22,664	1,196	23,860	193	10	203
Losses on disposal of fixed assets	54,614	367	54,981	465	3	468
Unrealized losses on available-for-sale securities, net	4,163	—	4,163	36	—	36
Deferred income taxes	31,370	1,889	33,262	267	16	283
Minority interest in consolidated subsidiaries	82,401	1,992	84,393	701	17	718
Equity in earnings of affiliated companies	(142,139)	(22,227)	(164,366)	(1,210)	(189)	(1,399)
Changes in operating assets and liabilities, and other	(214,507)	138,766	(166,817)	(1,826)	1,181	(1,420)

Net cash provided by operating activities	2,022,594	583,954	2,515,480	17,218	4,971	21,414

Cash flows from investing activities
Additions to finance receivables	—	(11,407,390)	(6,476,979)	—	(97,109)	(55,137)
Collection of and proceeds from sale of finance receivables	—	10,545,425	5,718,130	—	89,771	48,678
Additions to fixed assets excluding equipment leased to others	(1,516,658)	(6,801)	(1,523,459)	(12,911)	(58)	(12,969)
Additions to equipment leased to others	(144,391)	(1,103,390)	(1,247,781)	(1,229)	(9,393)	(10,622)
Proceeds from sales of fixed assets excluding equipment leased to others	81,950	7,628	89,578	697	65	762
Proceeds from sales of equipment leased to others	112,692	297,991	410,683	959	2,537	3,496
Purchases of marketable securities and security investments	(764,016)	(193,280)	(957,296)	(6,504)	(1,645)	(8,149)
Proceeds from sales of and maturity of marketable securities and security investments	561,948	129,084	691,032	4,784	1,098	5,882
Payment for additional investments in affiliated companies, net of cash acquired	(1,802)	—	(1,802)	(15)	—	(15)
Changes in investments and other assets, and other	(3,292)	(83,104)	(77,606)	(28)	(707)	(661)

Net cash used in investing activities	(1,673,569)	(1,813,837)	(3,375,500)	(14,247)	(15,441)	(28,735)

Cash flows from financing activities
Purchase of common stock	(129,629)	—	(129,629)	(1,104)	—	(1,104)
Proceeds from issuance of long-term debt	33,904	1,930,823	1,928,788	289	16,437	16,420
Payments of long-term debt	(59,778)	(1,233,336)	(1,187,506)	(509)	(10,499)	(10,109)
Increase in short-term borrowings	86,731	513,602	509,826	739	4,372	4,340
Dividends paid	(244,568)	—	(244,568)	(2,082)	—	(2,082)

Net cash provided by (used in) financing activities	(313,340)	1,211,089	876,911	(2,667)	10,310	7,465

Effect of exchange rate changes on cash and cash equivalents	58,211	10,532	68,743	495	90	585

Net increase (decrease) in cash and cash equivalents	93,896	(8,262)	85,634	799	(70)	729
Cash and cash equivalents at beginning of year	1,324,126	159,627	1,483,753	11,272	1,359	12,631

Cash and cash equivalents at end of year	¥1,418,022	¥151,365	¥1,569,387	$12,071	$1,289	$13,360

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In consolidated statements of cash flows as classified into non-financial services business and financial services business, cash flows from origination and collection activities of finance receivables relating to inventory-sales are continued to be reported in investing activities.

25. Per share amounts:

Reconciliations of the differences between basic and diluted net income per share for the years ended March 31, 2004, 2005 and 2006 are as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the year ended March 31, 2004
Basic net income per common share	¥1,162,098	3,389,074	¥342.90
Effect of diluted securities
Assumed exercise of dilutive stock options		303

Diluted net income per common share	¥1,162,098	3,389,377	¥342.86

For the year ended March 31, 2005
Basic net income per common share	¥1,171,260	3,296,092	¥355.35
Effect of diluted securities

Assumed exercise of dilutive stock options	(1)	662

Diluted net income per common share	¥1,171,259	3,296,754	¥355.28

For the year ended March 31, 2006
Basic net income per common share	¥1,372,180	3,253,450	¥421.76	$3.59
Effect of dilutive securities
Assumed exercise of dilutive stock options	(5)	1,049

Diluted net income per common share	¥1,372,175	3,254,499	¥421.62	$3.59

Certain stock options were not included in the computation of diluted net income per share for the years ended March 31, 2004 and 2005 because the options’ exercise prices were greater than the average market price per common share during the period.

The following table shows Toyota’s net assets per share as of March 31, 2005 and 2006. Net assets per share amounts are calculated as dividing net assets’ amount at the end of each period by the number of shares issued and outstanding at the end of corresponding period. In addition to the disclosure requirements under FAS No. 128, Earnings per Share, Toyota discloses this information in order to provide financial statement users with valuable information.

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net assets	Shares issued and outstanding at the end of the year	Net assets per share	Net assets per share
March 31, 2005	¥9,044,950	3,268,078	¥2,767.67
March 31, 2006	10,560,449	3,241,757	3,257.63	$27.73

ITEM 19. EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation)

1.3	Amended and Restated Regulations of the Board of Corporate Auditors of the Registrant (English translation)

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 4.2 to Toyota’s Registration Statement on Form F-1 (file no. 333-10768))

2.3	Form of ADR (included in Exhibit 2.2)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation)

12.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ TAKESHI SUZUKI
Name:	Takeshi Suzuki
Title:	Senior Managing Director, Member of the Board; Chief Finance and Accounting Officer

Date: June 26, 2006