Form 20-F/A
period 2006-03-31
TOYOTA MOTOR CORP/
filed 2006-11-07
CIK 1094517

As filed with the Securities and Exchange Commission on November 7, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

EXPLANATORY NOTE

On June 26, 2006, Toyota previously filed its Form 20-F, which included in Item 18 its consolidated balance sheets as of March 31, 2005 and 2006 and its consolidated statements of income, shareholders’ equity and cash flows for the years ended March 31, 2004, 2005 and 2006 together with the report of ChuoAoyama PricewaterhouseCoopers. On August 4, 2006, Toyota appointed PricewaterhouseCoopers Aarata as its temporary accounting auditor under the Corporation Act of Japan. Toyota is filing this Form 20-F/A (Amendment No. 1) to re-file the financial statements listed in Item 18 with this Form 20-F/A (Amendment No. 1) together with the report of PricewaterhouseCoopers Aarata on such financial statements. The financial statements being re-filed with this Form 20-F/A (Amendment No. 1) are in all other respects identical to the version previously filed on June 26, 2006 and do not reflect any subsequent information or events other than the filing of the financial statements and audit report of PricewaterhouseCoopers Aarata.

Toyota has no further changes to the previously filed Form 20-F. All information in this Form 20-F/A (Amendment No. 1) is as of June 26, 2006 and does not reflect any subsequent information or events other than the filing of the financial statements and audit report of PricewaterhouseCoopers Aarata referred to above.

1

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F/A (Amendment No. 1).

2

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

/s/ PricewaterhouseCoopers Aarata

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

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net assets	Shares issued and outstanding at the end of the year	Net assets per share	Net assets per share
March 31, 2005	¥9,044,950	3,268,078	¥2,767.67
March 31, 2006	10,560,449	3,241,757	3,257.63	$27.73

ITEM 19. EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)*

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation)*

1.3	Amended and Restated Regulations of the Board of Corporate Auditors of the Registrant (English translation)*

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation)*

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 4.2 to Toyota’s Registration Statement on Form F-1 (file no. 333-10768))

2.3	Form of ADR (included in Exhibit 2.2)

8.1	List of Principal Subsidiaries*

11.1	Code of Ethics of the Registrant applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation)*

12.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

*	Incorporated by reference to Toyota’s annual report on Form 20-F filed with the SEC on June 26, 2006 (file no. 001-14948).

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ TAKESHI SUZUKI
Name:	Takeshi Suzuki
Title:	Senior Managing Director, Member of the Board; Chief Finance and Accounting Officer

Date: November 7, 2006