Form 20-F
period 2007-03-31
TOYOTA MOTOR CORP/
filed 2007-06-25
CIK 1094517

As filed with the Securities and Exchange Commission on June 25, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2007

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,197,936,692 Shares of Common Stock as of March 31, 2007

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes  ☒    No  ☐

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

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes  ☐    No  ☒

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year referred to. All other references to years refer to the applicable calendar year, unless the context otherwise requires. As used herein, the term “Toyota” refers to Toyota Motor Corporation and its consolidated subsidiaries as a group, unless the context otherwise indicates.

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥118.05= $1.00. This was the approximate exchange rate in Japan on March 30, 2007.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Written forward-looking statements may appear in documents filed with the Securities and Exchange Commission, or the SEC, including this annual report, documents incorporated by reference, reports to shareholders and other communications.

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. Toyota relies on this safe harbor in making forward-looking statements.

Forward-looking statements appear in a number of places in this annual report and include statements regarding Toyota’s current intent, belief, targets or expectations or those of its management. In many, but not all cases, words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “hope”, “intend”, “may”, “plan”, “predict”, “probability”, “risk”, “should”, “will”, “would”, and similar expressions, are used as they related to Toyota or its management, to identify forward-looking statements. These statements reflect Toyota’s current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those which are anticipated, aimed at, believed, estimated, expected, intended or planned.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in forward-looking statements as a result of various factors. Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward-looking statements are identified in “Risk Factors” and elsewhere in this annual report, and include, among others:

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

(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect its automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of future litigation and other legal proceedings;

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

	Year Ended March 31,
	2003	2004	2005	2006	2007	2007
	(in millions, except share and per share data)
Consolidated Statement of Income Data:
Automotive:
Revenues	¥14,311,451	¥15,973,826	¥17,113,535	¥19,338,144	¥21,928,006	$185,752
Operating income	1,246,925	1,518,954	1,452,535	1,694,045	2,038,828	17,271
Financial Services:
Revenues	724,898	736,852	781,261	996,909	1,300,548	11,017
Operating income	30,328	145,998	200,853	155,817	158,495	1,343
All Other:
Revenues	795,217	896,244	1,030,320	1,190,291	1,323,731	11,213
Operating income (loss)	4,529	15,247	33,743	39,748	39,679	336
Elimination of intersegment:
Revenues	(330,013)	(312,162)	(373,590)	(488,435)	(604,194)	(5,118)
Operating income (loss)	(10,136)	(13,309)	(14,944)	(11,268)	1,681	14
Total Company:
Revenues	15,501,553	17,294,760	18,551,526	21,036,909	23,948,091	202,864
Operating income	1,271,646	1,666,890	1,672,187	1,878,342	2,238,683	18,964
Income before income taxes, minority interest and equity in earnings of affiliated companies	1,226,652	1,765,793	1,754,637	2,087,360 (1)	2,382,516	20,182
Net income	750,942	1,162,098	1,171,260	1,372,180	1,644,032	13,927
Net income per share:
Basic	211.32	342.90	355.35	421.76	512.09	4.34
Diluted	211.32	342.86	355.28	421.62	511.80	4.34
Shares used in computing net income per share, basic (in thousands)	3,553,602	3,389,074	3,296,092	3,253,450	3,210,423	—
Shares used in computing net income per share, diluted (in thousands)	3,553,624	3,389,377	3,296,754	3,254,499	3,212,235	—

	Year Ended March 31,
	2003	2004	2005	2006	2007	2007
	(in millions, except per share and numbers of vehicles sold data)
Consolidated Balance Sheet Data (end of period):
Total Assets:	¥20,152,974	¥22,040,228	¥24,335,011	¥28,731,595	¥32,574,779	$275,941
Short-term debt, including current portion of long-term debt	3,118,665	3,314,219	3,532,747	4,756,907	5,865,507	49,686
Long-term debt, less current portion	4,137,528	4,247,266	5,014,925	5,640,490	6,263,585	53,059
Shareholders’ equity	7,121,000	8,178,567	9,044,950	10,560,449	11,836,092	100,263
Common stock	397,050	397,050	397,050	397,050	397,050	3,363
Other Data:
Dividends per share	¥36.0	¥45.0	¥65.0	¥90.0	¥120.0	$1.02
Number of vehicles sold
Japan	2,217,770	2,303,078	2,381,325	2,364,484	2,273,152	—
North America	1,981,912	2,102,681	2,271,139	2,556,050	2,942,661	—
Europe	775,952	898,201	978,963	1,022,781	1,223,628	—
Asia	461,924	557,465	833,507	880,661	789,637	—
Others	675,720	857,938	943,444	1,150,587	1,295,581	—

Worldwide total	6,113,278	6,719,363	7,408,378	7,974,563	8,524,659	—

(1)	Includes ¥143.3 billion in gain on exchange of marketable securities relating to the merger of Mitsubishi Tokyo Financial Group, Inc., and UFJ Holdings.

DIVIDEND INFORMATION

Toyota normally pays cash dividends twice per year. Toyota’s board of directors recommends the dividend to be paid to shareholders and pledgees of record as of March 31 each year. This recommended dividend must then be approved by shareholders at the general shareholders’ meeting. Toyota pays the dividend immediately following approval of the dividend at the shareholders’ meeting, normally around the end of June of each year. In addition to these year-end dividends, Toyota may pay interim dividends in the form of cash distributions from its distributable surplus to shareholders and pledgees of record as of September 30 in each year by resolution of its board of directors and without shareholder approval. Toyota normally pays the interim dividend in late November.

In addition, under the Corporation Act of Japan (the “Corporation Act”), dividends may be paid to shareholders and pledgees of record of any record date, other than those specified above, as set forth by Toyota’s articles of incorporation or as determined by Toyota’s board of directors from time to time. Such dividends may be distributed by a resolution of any general shareholders’ meeting. Toyota’s articles of incorporation also permit Toyota to pay dividends, in addition to interim dividends mentioned in the preceding paragraph, by a resolution of its board of directors. Toyota has incorporated such a provision into its articles of incorporation in order to secure a flexible capital policy. Under the Corporation Act, dividends may be distributed in cash or (except in the case of interim dividends mentioned in the preceding paragraph) in kind, subject to limitations on distributable surplus and to certain other conditions.

The following table sets forth the dividends declared by Toyota for each of the periods shown. The periods shown are the six months ended on that date. The U.S. dollar equivalents for the cash dividends shown are based on the noon buying rate for Japanese yen on the last date of each period set forth below.

	Cash Dividends per Share
Period Ended	Yen	Dollars
September 30, 2002	16.0	0.13
March 31, 2003	20.0	0.17
September 30, 2003	20.0	0.18
March 31, 2004	25.0	0.24
September 30, 2004	25.0	0.23
March 31, 2005	40.0	0.37
September 30, 2005	35.0	0.31
March 31, 2006	55.0	0.47
September 30, 2006	50.0	0.42
March 31, 2007	70.0	0.59

The payment and the amount of any future dividends are subject to the level of Toyota’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Toyota deems the benefit of its shareholders as one of its priority management policies and continuously strives to increase per-share earnings, through aggressively promoting its business while improving and strengthening its corporate foundations. With respect to the payment of dividends, Toyota seeks to enhance the distribution of profits by striving to secure a consolidated dividend payout ratio of 30% over the medium- to long-term, while giving due consideration to factors such as the business results of each term and new investment plans.

Exchange Rates

In parts of this annual report, yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translations was ¥118.05 = $1.00. This was the approximate exchange rate in Japan on March 30, 2007.

The following table sets forth information regarding the noon buying rates for Japanese yen in New York City as announced for customs purposes by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00 during the periods shown. On June 22, 2007, the noon buying rate was ¥124.09 = $1.00. The average exchange rate for the periods shown is the average of the month-end rates during the period.

Fiscal Year Ended or Ending March 31,	At End of Period	Average (of month-end rates)	High	Low
	(¥ per $1.00)
2003	118.07	121.10	133.40	115.71
2004	104.18	112.75	120.55	104.18
2005	107.22	107.28	114.30	102.26
2006	117.48	113.67	120.93	104.41
2007	117.56	116.55	121.81	110.07
2008 (through June 22, 2007)	124.09	121.76	124.09	117.69

Month Ended	High	Low
	(¥ per $1.00)
December 31, 2006	119.02	114.98
January 31, 2007	121.81	118.49
February 28, 2007	121.77	118.33
March 31, 2007	118.15	116.01
April 30, 2007	119.84	117.69
May 31, 2007	121.79	119.77

Fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect the dollar equivalent of the price of the shares on the Japanese stock exchanges. As a result, exchange rate fluctuations are likely to affect the market price of the ADSs on the New York Stock Exchange (“NYSE”). Toyota will declare any cash dividends on shares in Japanese yen. Exchange rate fluctuations will also affect the U.S. dollar amounts received on conversion of cash dividends.

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

The worldwide automotive market is highly competitive. Toyota faces strong competition from automobile manufacturers in the respective markets in which it operates. Competition is likely to further intensify in light of continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect Toyota’s financial condition and results of operations. Toyota’s ability to maintain its competitiveness will be fundamental to its future success in existing and new markets and its market share. There can be no assurances that Toyota will be able to compete successfully in the future.

The worldwide automobile industry is highly volatile.

The markets in which Toyota competes have been subject to considerable volatility in demand in each market. Demand for automobile sales depends to a large extent on general, social, political and economic conditions in a given market and the introduction of new vehicles and technologies. As Toyota’s revenues are derived from sales in markets worldwide such as Japan, North America and Europe, economic conditions in these countries and regions are particularly important to Toyota. Demand may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations (including tariffs, import regulation and other taxes). Volatility in demand may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect Toyota’s financial condition and results of operations.

Toyota’s future success depends on its ability to offer innovative new, price competitive products that meet and satisfy customer demand on a timely basis.

Meeting and satisfying customer demand with attractive new vehicles and reducing product development times are critical elements to the success of automobile manufacturers. The timely introduction of new vehicle models, at competitive prices, meeting rapidly changing customer preferences and demands is fundamental to Toyota’s success. There is no assurance that Toyota may adequately perceive and identify changing customer preferences and demands with respect to quality, styling, reliability, safety and other features in a timely manner. Even if Toyota succeeds in perceiving and identifying customer preferences and demands, there is no assurance that Toyota will be capable of developing and manufacturing new, price competitive products in a timely manner with its available technology, intellectual property, sources of raw materials and parts and components, and production capacity. Further, there is no assurance that Toyota will be able to implement capital expenditures at the level and times planned by management. Toyota’s inability to develop and offer products that meet customer demand in a timely manner could result in a lower market share and reduced sales volumes and margins, and may adversely affect Toyota’s financial condition and results of operations.

Toyota’s ability to market and distribute effectively, and maintenance of its brand image, are integral parts of Toyota’s successful sales.

Toyota’s success in the sale of automobiles depends on its ability to market and distribute effectively based on distribution networks and sales techniques tailored to the needs of its customers as well as its ability to maintain and further cultivate its brand image across the markets in which it operates. There is no assurance that Toyota will be able to develop sales techniques and distribution networks that effectively adapt to customer preferences or changes in the regulatory environment in the major markets in which it operates. Nor is there assurance that Toyota will be able to cultivate and protect its brand image. Toyota’s inability to maintain well developed sales techniques and distribution networks or a positive brand image may result in decreased sales and market share and may adversely affect its financial condition and results of operations.

The worldwide financial services industry is highly competitive.

The worldwide financial services industry is highly competitive. The market for automobile financing has grown as more consumers are financing their purchases, primarily in North America and Europe. Increased competition in automobile financing may lead to decreased margins. A decline in Toyota’s vehicle unit sales, an increase in residual value risk due to lower used vehicle price and increased funding costs are factors which may impact Toyota’s financial services operations. Poor performance in Toyota’s financial services operations may adversely affect its financial condition and results of operations.

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

Toyota believes that its use of certain derivative financial instruments and increased localized production of its products have reduced, but not eliminated, the effects of interest rate and foreign currency exchange rate fluctuations, which in some years can be significant. Nonetheless, a negative impact resulting from fluctuations in foreign currency exchange rates and changes in interest rates may adversely affect Toyota’s financial condition and results of operations. For a further discussion of currency and interest rate fluctuations and the use of derivative financial instruments, please see “Operating and Financial Review and Prospects — Operating Results — Overview — Currency Fluctuations”, “Quantitative and Qualitative Disclosures About Market Risk”, and notes 20 and 21 to Toyota’s consolidated financial statements.

The automotive industry is subject to various governmental regulations and legal proceedings.

The worldwide automotive industry is subject to various laws and governmental regulations including those related to vehicle safety and environmental matters such as emission levels, fuel economy, noise and pollution.

Many governments also regulate local content, impose tariffs and other trade barriers, taxes and levies, and enact price or exchange controls. Toyota has incurred, and expects to incur in the future, significant costs in complying with these regulations. New legislation or changes in existing legislation may also subject Toyota to additional expense in the future. Toyota is also subject to a number of pending legal proceedings. A negative outcome in one or more of these pending legal proceedings could adversely affect Toyota’s future financial condition and results of operations. For a further discussion of government regulations, please see “Information on the Company — Business Overview — Governmental Regulation, Environmental and Safety Standards” and for legal proceedings, please see “Information on the Company — Business Overview — Legal Proceedings”.

Toyota may be adversely affected by political instabilities, fuel shortages or interruptions in transportation systems, natural calamities, wars, terrorism and labor strikes.

Toyota is subject to various risks associated with conducting business worldwide. These risks include political and economic instability, natural calamities, fuel shortages, interruption in transportation systems, wars, terrorisms, labor strikes and work stoppages. The occurrence of any of these events in the major markets in which Toyota purchases materials, components and supplies for the manufacture of its products or in which its products are produced, distributed or sold, may result in disruptions and delays in the operations of Toyota’s business. Significant or prolonged disruptions and delays in Toyota’s business operations may result to adversely affect Toyota’s financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code and continues to exist under the Corporation Act. Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd.). Toyota became a separate company on August 28, 1937. As of March 31, 2007 Toyota operated through 522 consolidated subsidiaries and 222 affiliated companies, of which 56 companies were accounted for through the equity method.

See “— Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures between April 1, 2004 and March 31, 2007 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota’s principal executive offices are located at 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota’s telephone number in Japan is 81-565-28-2121.

4.B BUSINESS OVERVIEW

General

Toyota primarily conducts business in the automotive industry. Toyota also conducts business in the finance and other industries. Toyota sold 8.52 million vehicles in fiscal 2007 on a consolidated basis. Toyota had net revenues of ¥23,948.0 billion and net income of ¥1,644.0 billion in fiscal 2007.

Toyota’s business segments are automotive operations, financial services operations and all other operations. The following table sets for the Toyota’s net revenues from external customers in each of its business segments for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2005	2006	2007
Automotive	¥17,098,415	¥19,325,616	¥21,914,168
Financial Services	760,664	977,416	1,277,994
All Other	692,447	733,877	755,929

Toyota’s automotive operations include the design, manufacture, assembly and sale of passenger cars, minivans and trucks and related parts and accessories. Toyota’s financial services business consists primarily of providing financing to dealers and their customers for the purchase or lease of Toyota vehicles. Toyota’s financial services also provide retail leasing through the purchase of lease contracts originated by Toyota dealers. Related to Toyota’s automotive operations is its development of intelligent transport systems (“ITS”). ITS are a variety of information technology-based systems encompassing car multimedia systems, on-board intelligent systems, advanced transportation systems and transportation infrastructure and logistics systems. These systems combine automotive, information and telecommunications technologies. An important element of Toyota’s work in ITS is its research collaboration with telecommunication and information services providers. Toyota currently holds an 11.09% ownership interest in KDDI Corporation (“KDDI”), a full service telecommunications provider in Japan. Toyota’s all other operations business segment includes the design and manufacture of prefabricated housing and information technology related businesses, including certain intelligent transport systems and an e-commerce marketplace called Gazoo.com.

Toyota sells its vehicles in more than 170 countries and regions. Toyota’s primary markets for its automobiles are Japan, North America, Europe and Asia. The following table sets forth Toyota’s net revenues from external customers in each of its geographical markets for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2005	2006	2007
Japan	¥7,408,136	¥7,735,109	¥8,152,884
North America	6,187,624	7,455,818	8,771,495
Europe	2,305,450	2,574,014	3,346,013
Asia	1,572,113	1,836,855	1,969,957
Other	1,078,203	1,435,113	1,707,742

During fiscal 2007, 26.7% of Toyota’s automobile unit sales on a consolidated basis were in Japan; 34.5% were in North America, 14.4% were in Europe and 9.3% were in Asia. The remaining 15.1% of unit sales were in other markets.

The Worldwide Automotive Market

Toyota estimates that annual worldwide vehicle sales totaled approximately 69 million units in 2006.

Automobile sales are affected by a number of factors including:

•	social, political and economic conditions,

•	introduction of new vehicles and technologies, and

•	costs incurred by customers of purchasing and operating automobiles.

These factors can cause consumer demand to vary substantially from year to year in different geographic markets and in individual categories of automobiles.

In 2006, North America, Europe, China and Japan were the world’s largest automotive markets. Worldwide market share, based on total automobile sales on a retail basis in each market, was 29% for North America (27% excluding Mexico and Puerto Rico), 32% for Europe, 11% for China and 8% for Japan. In North America, new vehicle sales maintained a high level of approximately 20.0 million units. In Europe, new vehicle sales increased slightly from the previous year to approximately 21.8 million units. In China, new vehicle sales expanded at a high growth rate to approximately 7.5 million units, and in Japan, total new vehicle unit sales (including mini-vehicles) decreased slightly to approximately 5.7 million units. In Asia (including India but excluding Japan and China), new vehicle unit sales remained at approximately the same level as the previous year at approximately 5.1 million units.

The worldwide automotive industry is affected significantly by government regulations aimed at reducing harmful effects on the environment, enhancing vehicle safety and improving fuel economy. These regulations have added to the cost of manufacturing vehicles. Many governments also mandate local procurement of components and impose tariffs and other trade barriers and price or exchange controls as a means of creating jobs, protecting domestic producers or influencing their balance of payments. Changes in regulatory requirements and other government-imposed restrictions can limit an automaker’s operations. These regulations can also make it difficult to repatriate profits to an automaker’s home country.

The development of the worldwide automotive market includes the continuing globalization of automotive operations. Manufacturers seek to achieve globalization by localizing the design and manufacture of automobiles and their components in the markets in which they are sold. By expanding production capabilities beyond their home markets, automotive manufacturers are able to reduce their exposure to fluctuations in foreign exchange rates as well as to trade restrictions and tariffs.

Since 2000, the global automotive industry has experienced various transactions which have promoted consolidation within the industry. There are various reasons behind these transactions including the need to respond to the global overcapacity in the production of automobiles, the need to reduce costs and create efficiencies by increasing the number of automobiles produced using common vehicle platforms and by sharing research and development expenses for environmental and other technology, the desire to expand a company’s global presence through increased size and the desire to expand into particular segments or geographic markets. In recent years, however, there has been a trend towards reviewing and reconsidering some of the business consolidations.

Toyota believes that it has the resources, strategies and technologies in place to compete effectively in the industry as an independent company. In addition, Toyota believes that its research and development initiatives, particularly the development of environmentally friendly new vehicle technologies, vehicle safety and information technology, provide it with a strategic advantage as a global competitor.

Toyota’s ability to compete in the global automotive industry will depend in part on Toyota’s successful implementation of its business strategy. This is subject to a number of factors, some of which are not in Toyota’s control. These factors are discussed in “Operating and Financial Review and Prospects” and elsewhere in this annual report.

Toyota’s Strategy

Toyota’s corporate goal is to maintain its position as a market leader in the automotive industry and to continue its growth, while enhancing profitability and shareholder returns. In order to achieve this corporate goal, Toyota believes that it is strategically important to further improve upon its technology, production and marketing, supported through enhancement of quality control, strengthening of cost-competitiveness and personnel development.

Toyota’s specific strategy in connection with the foregoing consists of the following elements:

Offer a Full Product Lineup and Distinguish Products through Hybrid Technology

Toyota aims to increase unit sales by offering a full product lineup, including models directed at specific markets. Key elements of this strategy include models in the following categories:

•

Premium Brand Models (Lexus). Since the Lexus was first launched in 1989 in the United States, Lexus has been introduced in 65 countries around the world. At present, Toyota is taking action to strengthen the Lexus brand in each geographic region. The global unit sales of the Lexus is as follows:

	Year Ended March 31,
	2003	2004	2005	2006	2007
	(in thousands)
Total Unit Sales	284	344	354	416	498

•

Global Models (Such as IMV, Vitz/Yaris, Camry and Corolla). Toyota has achieved significant growth of unit sales by offering global models, which accounted for over 30% of its global sales in fiscal 2007. Under the concept of “Global Best, Local Best,” Toyota hopes to develop, manufacture and distribute attractive products that satisfy regional characteristics while using common platforms and core components.

•

Models Directed at Emerging Markets. Toyota expects that the market for automobiles in the emerging markets, particularly Brazil, Russia, India and China, or the “BRICs” countries, will grow rapidly and presents it with significant opportunities. Toyota has therefore been striving to, and has been achieving success in, establishing the operational foundations for production and distribution in these markets. In order to capture these opportunities, in addition to its existing lineup, Toyota is considering the introduction of a low-cost compact model that takes into consideration the regional demands of the emerging markets.

With respect to the technical aspects, which serve as the basis for product development, Toyota is striving to improve the performance of the hybrid system and achieve further cost reductions.

Localize Global Operations with Targeted Regional Strategies

Toyota believes that a global automotive manufacturer needs to supply markets with products that are targeted carefully to local demand in order to be competitive in the worldwide automotive industry. Toyota also believes that a local sales, marketing and manufacturing presence is necessary to fully develop a market’s potential. Localization better allows Toyota to design, manufacture and offer products within each market that respond to market changes and satisfy local tastes and preferences. A localized manufacturing presence also allows Toyota to make a social contribution to the communities in which it has a local presence. Finally, localization helps Toyota hedge against the effects of fluctuations in foreign exchange rates. Toyota’s efficient production and sales network, together with its global model strategy and its efforts to design products that appeal to a particular regional preferences, allow it to offer a comprehensive lineup of products in each region in which it operates.

Toyota is pursuing the following targeted regional strategies in order to be a leader in each major market in which it competes:

•

Maintaining Preeminence in Japan. In Japan, Toyota aims to maintain steady profitability in the Japanese market, which is the center of its global operations, and to establish the global core base which leads and supports the operations in all other regions. Toyota believes that it is important to maintain and improve upon its high market share in Japan and is committed to maintaining its market leadership in Japan by consistently striving for a market share (excluding mini-vehicles) of over 40% every year. Toyota held a domestic market share (excluding mini-vehicles) on a retail basis of 44.5% in fiscal 2005, 44.3% in fiscal 2006 and 45.8% in fiscal 2007. Amid the continued market downturn and despite increased competition from its domestic competitors, Toyota maintained its market share of over 45% in fiscal 2007 due to the active introduction of new and remodeled car models such as the Corolla, Lexus LS, Auris and Blade. In the highly competitive Japanese market, Toyota is repositioning its retail channels under a new product and retail strategy in order to respond effectively to evolving consumer preferences and structural changes in the market. Under this new strategy, Toyota reorganized and strengthened its retail network in Japan to better cater to customer demand patterns. Specifically, Toyota combined the “Netz” and “Vista” sales channels into a new “Netz” channel in May 2004 and launched the Lexus brand in Japan in August 2005. In addition, from March 2006, Toyota commenced a new marketing effort, which further distinguishes the identities of the Toyota, Toyopet and Corolla sales channels through their visual appearances, in order to further pursue customer satisfaction in all sales channels including the Netz sales channel.

•

Self-Reliant Growth in North America. In North America, one of Toyota’s most significant markets, Toyota aims to secure steady profits and to establish a self-reliant operational framework. Toyota continues to seek further growth, and in the past few years it has expanded its production capacity and improved its product lineup. Toyota’s North American unit sales maintained strength in fiscal 2007, supported by consumer spending in the United States. Toyota’s North American unit sales on a consolidated basis grew from 2.56 million units in fiscal 2006 to 2.94 million units in fiscal 2007. In fiscal 2007, Toyota’s North American unit sales represented approximately 35% of its total global unit sales on a consolidated basis. Toyota believes its continuing success in the North American market is driven by the successful introduction of products such as Yaris, Camry HV, FJ Cruiser, Lexus GS and HV, and the fully remodeled Camry Sedan and Lexus ES. In addition, sales of Corolla, Sienna, RAV4 and Tacoma, which are Toyota’s core models, the Prius and the xA, xB and tC of the Scion line-up, targeted at young drivers, continued to be strong. In February 2007, the new Tundra model was officially introduced in the full-sized pick-up truck market, which completed the lineup in North America. In 2006, light trucks accounted for approximately 43% of Toyota’s vehicle unit sales in the United States, while passenger vehicles accounted for approximately 57%. Further, in 2006, Toyota brand vehicles accounted for approximately 80%, Lexus brand accounted for approximately 13% and Scion line-up vehicles accounted for approximately 7% of the vehicle unit sales in the United States, respectively. Toyota has increased its production capacity in North America and plans to continue to grow its North American business. Toyota commenced production of the Camry Hybrid in October 2006 in Kentucky and started to operate its new Texas plant (Toyota Motor Manufacturing, Texas, Inc.) in November 2006. Toyota also commenced production at Subaru’s Indiana plant in April 2007. In addition, Toyota plans to commence production at the second plant in Canada in 2008 and at the eighth North American plant in Mississippi in 2010. As a result, the local production capacity is expected to reach 2.17 million units.

•

Achieve Steady Growth in Europe. In the European market, Toyota aims to establish its presence and to develop Europe into a region generating high levels of profit, following Japan and North America. In 2006, while the overall European automotive market grew by 3%, Toyota’s European unit sales grew to approximately 1.14 million units, an increase of approximately 13% compared to 2005. Toyota’s European unit sales on a consolidated basis grew to approximately 1.22 million units in fiscal 2007, an increase of approximately 19.6% compared to fiscal 2006 levels. Toyota is committed to achieving further growth in Europe by enhancing cost competitiveness by increasing local production and procurement thereby reducing its exposure to currency fluctuations, as well as expanding its model lineup by providing more models with diesel engines and actively introducing hybrid models. Furthermore, during fiscal 2007, Toyota continued to strengthen its cost reduction efforts in production, development, and sales and marketing. The sales expansion of the Aygo, Yaris, Corolla and RAV4 has been a major factor behind Toyota’s growth in the European market. As a result of the increased production capacity in Turkey, France, the United Kingdom plants and the Czech Republic plant, which is a joint venture with PSA Peugeot Citroën, the total annual production capacity in Europe increased from 775 thousand units in 2005 to 805 thousand units in 2006. In addition, Toyota built a new plant in Russia in order to meet the growing market in Russia. Starting December 2007, Toyota will produce 20 thousand units of Camry annually. In 2006, local production reached approximately 71% of Toyota vehicles sold in Europe.

•

Developing Self-Reliance in Asia. In Asia, Toyota aims to build an operational framework that is efficient and self-reliant. Although the automobile market in Asia was momentarily depressed following the Asian currency crisis in 1997, the market has since made a strong recovery and continues its growth. Toyota believes that the market in Asia continues to offer substantial growth opportunities. Toyota believes one factor behind its success in the market is strong sales of core models such as the Hilux, Corolla and VIOS, a new subcompact car using the same platform as the Yaris/Echo. Toyota also made substantial investments in this market earlier than its major global competitors and developed relationships with local suppliers in the region. While competition in Asia is increasing, Toyota believes that its existing local presence in the market provides it with a competitive advantage and expects to benefit from its early entrance into the market as demand for vehicles in the region continues to grow. Toyota plans to further increase its competitiveness by improving product line-up offered in the region and increasing local procurement to decrease its exposure to foreign currency exchange fluctuations. For example, at its Thailand plant, Toyota commenced production of the VIOS at the end of 2002 and, in order to strengthen its product line-up, commenced production of the Wish at the end of 2003. Toyota’s IMV Project, which was launched in 2004, further pursued Toyota’s foregoing plans and aspires to produce an optimal production and supply network on a worldwide scale. The manufacture of vehicle models based on the IMV Project began in Thailand, Indonesia, India, Philippines and Malaysia in fiscal 2005 and in Vietnam in fiscal 2006. The IMV model has been introduced in over 140 countries and regions including Australia, Middle and Near East, Europe and Africa, in addition to the market in Asia. Furthermore, Toyota is actively expanding its business in India through local production and sales.

•

Develop Business Foundations in China. Toyota is conducting its operations in China with the aim to establish a firm business foundation in the Chinese market and to implement its growth strategy. Through Toyota’s joint ventures, it continues to establish its sales and service network, increase production capacity and expand its product lineup. Tianjin FAW Toyota Motor Co., Ltd., Toyota’s joint venture with China FAW Group Corporation commenced sales of the VIOS in November 2002. In September 2003, the production of the Land Cruiser Prado started at Sichuan Toyota Motor Co., Ltd. with an annual production capacity of 5 thousand units in September 2003, followed by the start of production of Land Cruiser vehicles at the Changchun Plant of China FAW Group Corporation with an annual production capacity of 10 thousand units in October 2003. In February 2004, production of the Corolla was started at the first plant of Tianjin FAW Toyota Motor Co., Ltd. with an annual production capacity of 30 thousand units. The production of the Crown and REIZ started in March and October 2005 respectively at the second plant of Tianjin FAW Toyota Motor Co., Ltd. with a total annual production capacity of 100 thousand units. In May 2007, production of the Corolla was commenced at the third Tianjin plant with an annual production capacity of 200 thousand units. In April 2007, the Tianjin FAW Toyota Engine Co., Ltd., a joint venture established by Toyota and China FAW Group Corporation began production of ZR engines at the second plant with an annual production capacity of 220 thousand units. In March 2004, Toyota and China FAW Group Corporation established a joint venture, FAW Toyota Changchun Engine Co., Ltd., which plant commenced the production of V6 engines in December 2004 with an annual production capacity of 130 thousand units. In September 2004, Toyota and China FAW Group Corporation executed a basic agreement to cooperate in the promotion and development of hybrid vehicles in China and commenced the assembly of the Prius in China in December 2005. In February 2004, Toyota and Guangzhou Automobile Group Co., Ltd. established a joint venture, Guangqi Toyota Engine Co., Ltd., which plant commenced the production of engine parts and gasoline engines in 2005. Further in September 2004, Toyota and Guangzhou Automobile Group Co., Ltd. established a joint venture, Guangzhou Toyota Motor Co., Ltd., in which the plant commenced production of the Camry in May 2006 with an annual production capacity of 100 thousand units and also plans to expand its annual production capacity to 200 thousand units and commence production of the Yaris in mid 2008, with an expected annual production of 80 to 90 thousand units.

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

An example of Toyota’s leadership in environmental technologies was the introduction of the Prius to the Japanese market in December 1997. The Prius is the world’s first mass-produced hybrid car that runs on a combination of gasoline and electric power. Toyota introduced a fully remodeled version of the Prius in September 2003 featuring Toyota’s new-generation hybrid system, which combines decreased environmental impact with increased power and performance. Since the first generation of the Prius was introduced, Toyota has sold over 1 million hybrid vehicles as of May 2007. In March 2005, Toyota introduced the RX400h, which is the hybrid version of the Lexus brand sports-utility vehicle in North America and Europe and the Harrier Hybrid which is the hybrid version of the Harrier in Japan and the hybrid version of the Highlander sport-utility vehicle in North America and the Kluger Hybrid which is the hybrid version of the Kluger in Japan. Toyota introduced the GS450h, the hybrid version of the Lexus brand premium sedan, in North America, Europe and Japan starting from March 2006 and the hybrid version of the Camry in North America in May 2006. Toyota currently also sells hybrid versions of the Estima and Alphard minivans, the Crown sedan and the Dyna and the Toyoace trucks. In 2006, Toyota started to provide Hybrid Systems to Nissan. In addition, in December 2002 Toyota began limited sales of fuel cell hybrid vehicles that use fuel cells to generate the electricity that drives the motor, in Japan and the United States. After having certified the partially improved fuel cell hybrid vehicles in June 2005, leases were commenced in July 2005. Toyota also promotes the development of advanced technologies through alliances with other major manufacturers. For instance, Toyota is broadening its research and development efforts through an alliance with General Motors Corporation for the development of advanced technologies and an alliance with Exxon Mobil Corporation for the development of fuel compatible with future power sources. Toyota has also formed a collaborative relationship with Volkswagen in areas such as recycling and navigation technologies. In addition, Toyota has entered into an alliance with PSA Peugeot Citroën for the development and production of low-cost, fuel-efficient and environmentally friendly vehicles.

On November 7, 2006, Toyota entered into an agreement with Isuzu Motors Limited (“Isuzu”), to discuss a business alliance to generate synergies for both parties by mutually utilizing management resources and complementing each other’s technology in the development and production of diesel engines and other areas. To facilitate the development of the business alliance, Toyota acquired 100 million shares of common stock of Isuzu, representing approximately 5.9% of the total issued shares of common stock of Isuzu on November 10, 2006, from shareholders of Isuzu. The aggregate cost of this investment in Isuzu does not have material effect on Toyota’s financial condition.

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

•

Expand Finance Operations. Toyota’s financial services include loans and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value-added service. In July 2000, Toyota established a wholly-owned subsidiary, Toyota Financial Services Corporation, to oversee the management of Toyota’s finance companies worldwide. Toyota believes that Toyota Financial Services Corporation helps strengthen the overall competitiveness of Toyota’s financial business, improve risk management and streamline decision-making processes. Toyota plans to expand its network of financial services, in accordance with its strategy of developing auto-related financing businesses in significant markets. Currently, Toyota operates financial services companies in 31 countries and regions.

Diversify into Automotive-Related Business Sectors

It is one of Toyota’s objectives to create automobiles and an automobile based society in which people can live in ease, safety and comfort in the coming age of a society that utilizes intelligent transport systems and an ubiquitous-network. Toyota is striving to realize this objective by simultaneously focusing on the two visions of “Zeronize” and “Maximize” at a high level. “Zeronize” symbolizes the vision and philosophy of Toyota’s persistent efforts in minimizing the negative aspects vehicles have such as environmental impact, traffic congestion and traffic accidents. “Maximize” symbolizes the vision and philosophy of Toyota’s persistent efforts in maximizing the positive aspects vehicles have such as fun, delight, excitement and comfort. Toyota has commenced and is working towards realizing both of these visions. However, further advancement of “Zeronize” and “Maximize” requires the active deployment of the intelligent transport systems in coordination with roads and other infrastructure, in addition to the technology of the vehicle itself. Toyota is proceeding with the development and commercialization of the intelligent transport systems from two perspectives, which are, increasing vehicle functionality and enhancing transport systems.

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

Focus on Shareholder Value

Toyota has increasingly focused on the expectations of its shareholders in recent years and expects this to continue. As a result, Toyota has undertaken a share repurchase program and has increased cash dividends. Since instituting the first in a series of share repurchase plans in fiscal 1997, Toyota has repurchased approximately 673 million shares of its common stock at a total cost of approximately ¥2,479.0 billion. As a result, Toyota’s total outstanding shares were reduced to 3,197,936,692 shares (excluding treasury stock) as of March 31, 2007. Moreover, Toyota subsequently repurchased, under the share repurchase program approved at its Ordinary General Shareholders’ meeting on June 23, 2006, approximately 9 million shares of its common stock at a total cost of approximately ¥63.0 billion before its Ordinary General Shareholders’ meeting on June 22, 2007. Toyota may repurchase its shares by resolution of its general shareholders’ meeting or its board of directors, subject to certain limitations and restrictions. Pursuant to the resolutions of its Ordinary General Shareholders’ meeting on June 22, 2007, during a one-year period following the shareholder’s meeting, Toyota may repurchase up to 30 million shares or up to the number of shares equivalent to ¥250.0 billion in cost of repurchase. In addition,

Toyota may repurchase additional shares by resolution of its board of directors pursuant to its articles of incorporation. The following table shows the number of shares repurchased and the cost of repurchase of those shares for each of the periods indicated:

	Year Ended March 31,
	2003	2004	2005	2006	2007
Approximate number of shares repurchased	155 million	121 million	63 million	28 million	45 million
Approximate amount paid	¥453 billion	¥399 billion	¥266 billion	¥134 billion	¥300 billion

The amount of any share repurchases are subject to the level of Toyota’s future earnings, its financial condition and other factors. For further discussion, please see “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Automotive Operations

Toyota’s revenues from its automotive operations were ¥21.9 trillion in fiscal 2007, ¥19.3 trillion in fiscal 2006 and ¥17.1 trillion in fiscal 2005.

Toyota produces and sells passenger cars, minivans and commercial vehicles such as trucks. Toyota Motor Corporation’s subsidiary, Daihatsu Motor Co., Ltd. (“Daihatsu”), produces and sells mini-vehicles and compact cars. Hino Motors, Ltd. (“Hino”), also a subsidiary of Toyota Motor Corporation, produces and sells commercial vehicles such as trucks and buses. Toyota also manufactures automotive parts, components and accessories for its own use and for sale to others.

Vehicle Models

Toyota’s vehicles can be classified into two categories: conventional engine vehicles and hybrid vehicles. Toyota’s product line-up includes subcompact and compact cars, mini-vehicles, mid-size, luxury, sports and specialty cars, recreational and sport-utility vehicles, pickup trucks, minivans, trucks and buses.

Conventional Engine Vehicles

Subcompact and Compact

Toyota’s subcompact and compact cars include the four-door Corolla sedan, which is one of Toyota’s best selling models. The Yaris, marketed as the Vitz in Japan, is a subcompact car designed to include features such as better performance and comfort compared to other compact cars available on the market, with good fuel economy and low emissions that are particularly attractive to European consumers. The Vitz which is currently available in Japan was remodeled in February 2005. This model launched in the United States in March 2006. Toyota also introduced the ist and the WiLL Cypha compact cars to the Japanese market in May 2002 and October 2002, respectively. In early 2003, Toyota began introducing the VIOS to China and other Asian markets. Further, Toyota introduced a remodeled Raum in Japan in May 2003 and introduced the Scion xA and the Scion xB (marketed in Japan as the ist and the bB, respectively) in the United States in June 2003. In June 2004, Toyota commenced the sale of the Passo (sold by Daihatsu as the Boon) in Japan, the smallest passenger vehicle under the Toyota brand, jointly developed with Daihatsu, a subsidiary of Toyota. Toyota introduced the Ractis and Belta in 2005 and Auris in 2006 in an effort to expand its market in Japan.

Mini-Vehicles

Mini-vehicles are manufactured and sold by Daihatsu. Daihatsu manufactures mini-vehicles, passenger vehicles, commercial vehicles and auto parts. Mini-vehicles are passenger cars, vans or trucks with engine displacements of 660 cubic centimeters or less. Toyota also sells under its name certain automobiles (excluding mini-vehicles) manufactured by Daihatsu. Daihatsu sold approximately 602 thousand mini-vehicles and 169 thousand automobiles on a consolidated basis during fiscal 2007. Daihatsu’s largest market is Japan, which accounted for approximately 76% of Daihatsu’s unit sales during fiscal 2007.

Mid-Size

Toyota’s mid-size models include the Camry, which has been the best selling passenger car in the United States for nine of the past ten calendar years (From 1997 to 2006) and also for the last five consecutive years. The Camry was fully remodeled in January 2006. Camry models include the Camry Solara sport coupe, which was remodeled in 2003. Camry sales in the United States for 2006 was approximately 448 thousand units (including approximately 38 thousand Solaras approximately 31 thousand hybrid vehicles). Toyota’s Japanese mid-size cars also include the Mark X, which succeeded the Mark II in November 2004, the Premio and the Allion and the Blade, newly introduced in December 2006. In March 2003, Toyota introduced in Europe a remodeled version of the Avensis, its flagship mid-size car for European markets, which was also subsequently introduced in Japan in October 2003.

Luxury

In North America, Europe and Japan, Toyota’s luxury line-up consists primarily of vehicles sold under the Lexus brand name. In the United States, Lexus has earned the title of best-selling luxury brand for the seventh consecutive year by selling approximately 322 thousand units in 2006. Lexus models include the full-size LS460 sedan which was remodeled in September 2006, the smaller GS300/350/430 sedans that were remodeled in January 2005, the ES350 which was remodeled in March 2006, the IS220d/250/350 mid-size sport sedans that were remodeled in August 2005. Lexus models also include luxury sport-utility vehicles such as the GX470 introduced in the US in February 2003, which is marketed in Japan as the Land Cruiser Prado, and the RX300/330/350 which was remodeled in March 2003, marketed in Japan as the Harrier, and the SC430 and LX470. Toyota commenced sales of its luxury automobiles in Japan under the Lexus brand in August 2005. As of May 31, 2007, the Lexus brand line-up in Japan includes the LS460, GS350/430, IS250/350 and SC430. Toyota’s best-selling full-size luxury car in Japan is the Crown, which was last remodeled in December 2003. In Japan, Toyota also sells the Century limousine.

Sports and Specialty

In Japan and other markets, Toyota sells the Lexus SC430 two-door sports coupe. In June 2004, Toyota introduced in the United States the Scion tC, a sport car model targeted to young drivers.

Recreational and Sport-Utility Vehicles and Pickup Trucks

Toyota sells a variety of sport-utility vehicles and pickup trucks. Toyota sport-utility vehicles available in North America include the Sequoia, the 4Runner, marketed as the Hilux-Surf in Japan, the RAV4, the Highlander, marketed as the Kluger in Japan, the FJ Cruiser and the Land Cruiser. Pickup trucks available are the Tacoma and Tundra. The Tacoma, the Tundra and the Sequoia are manufactured in the United States. Toyota also offers sport-utility vehicles under the Lexus brand, including the LX470, the GX470 which was introduced in 2002, and the RX300/330/350. The LX470, the Land Cruiser, the Tundra, the Sequoia, the 4Runner, the Prado and the GX470 sold in the United States are equipped with V-8 engines. Local production in Canada of the RX330 began in September 2003. Toyota’s pickup truck, the Hilux, has been the best selling model of all Toyota cars sold in Thailand. The RAV4 was remodeled in Japan in November 2005 and in North America in December 2005. The remodeled Tundra was introduced in North America in February 2007.

Minivans and Cabwagons

Toyota offers several basic models for the global minivan market. Its largest minivan, the Alphard, was released in May 2002 in Japan. Toyota’s other minivan models include the Sienna, which underwent a model change in March 2003 and is sold in North America, the Estima which was remodeled in January 2006, the Hiace and Regius Ace, both remodeled in August 2004, the Noah and the Voxy, both released in Japan in November 2001. Other models include the Wish, which was released in Japan in January 2003, the Sienta, which was released in Japan in September 2003 and the Isis, which was released in Japan in September 2004.

Trucks and Buses

Toyota’s product line-up includes trucks (including vans) up to a load capacity of four tons and micro-buses, which are sold in Japan and in overseas markets. Trucks and buses are also manufactured and sold by Hino, a subsidiary of Toyota. Hino’s product line-up includes large trucks with a load capacity of over 10 tons, medium trucks with a load capacity between four and eight tons, and small trucks with a load capacity of between two and four tons. Hino held the largest share of the Japanese large truck market in fiscal 2007. Hino’s bus line-up includes large to medium buses used primarily as tour buses and public buses, small buses and micro-buses. Toyota and Hino maintain a large share of the small bus (including micro-buses) segment in Japan.

Hybrid Vehicles

The Prius was the world’s first mass-produced hybrid car. It runs on an efficient combination of gasoline and electric power. This system allows the Prius to travel more efficiently than conventional vehicles of comparable size and performance on the same amount of gasoline. The hybrid design of the Prius also results in the output of 75% less pollution than the maximum amount allowed by Japanese environmental regulations. Toyota views the Prius as the cornerstone of its emphasis on designing and producing environmentally friendly automobiles. In 2003, Toyota introduced in Japan, the United States, Europe and other markets, a fully remodeled Prius, which decreases negative environmental impact through higher fuel efficiency and ultra-low emissions while increasing power and performance. In March 2005, Toyota introduced the RX400h in North America and Europe and the Harrier Hybrid in Japan. Toyota also introduced the Highlander Hybrid in North America, and the Kluger Hybrid in Japan. Toyota introduced the Prius in China in November 2005 and the hybrid version of the Camry in North America in May 2006. Toyota introduced the GS450h, the hybrid version of the Lexus brand premium sedan, in North America, Europe and Japan by March 2006. In June 2006, Toyota introduced the remodeled Estima Hybrid. As of May 2007, Toyota has sold over 1 million hybrid vehicle units. Furthermore, in May 2007 Toyota introduced the LS600h Hybrid Sedan which Toyota believes to offer the highest quality of the Lexus brand to date.

Toyota also began limited sales of a fuel cell hybrid vehicle in Japan and the United States in December 2002. In June 2005, Toyota’s new fuel cell hybrid passenger vehicle became the first in Japan to acquire vehicle type certification under the Road Vehicles Act, as amended, on March 31, 2005, by Japan’s Ministry of Land, Infrastructure and Transport (MLIT). Leases for the vehicle began in July 2005.

Toyota aims to continue its efforts to offer a diverse line-up of hybrid vehicles, enhance engine power while improving fuel efficiency, and otherwise work towards increasing the sales of hybrid vehicles.

Product Development

New cars introduced in Japan during fiscal 2007 include the Lexus LS, Auris and Blade and the remodeled Corolla and the Estima Hybrid. New cars introduced outside Japan during fiscal 2007 and thereafter include the Camry in China in June 2006 and the Aurion in Australia in December 2006. Remodeled cars sold outside of Japan during fiscal 2007 and thereafter include the ES in April 2006, LS in October 2006, the Tundra in February 2007 and the Scionxb in May 2007 in the United States and the Auris in Europe in February 2007. The IMV product lineup includes the Hilux Vigo released in Thailand in August 2004, and as of May 31, 2007, one or all of the Hilux, Fortuner and Innova are available in Asia, Europe, the Middle East, Africa, Central and South America and India.

Markets, Sales and Competition

Toyota’s primary markets are Japan, North America, Europe and Asia. The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market for the periods shown. The vehicle unit sales below reflect vehicle sales made by Toyota to unconsolidated entities (recognized as sales under Toyota’s revenue recognition policy), including sales to unconsolidated distributors and dealers. Vehicles sold by Daihatsu and Hino are included in the vehicle unit sales figures set forth below. North America sales information includes sales in Mexico, Puerto Rico and Hawaii.

	Year Ended March 31,
	2003		2004		2005		2006		2007
	Units	%	Units	%	Units	%	Units	%	Units	%
Market
Japan	2,217,770	36.3%	2,303,078	34.3%	2,381,325	32.1%	2,364,484	29.7%	2,273,152	26.7%
North America	1,981,912	32.4	2,102,681	31.3	2,271,139	30.7	2,556,050	32.1	2,942,661	34.5
Europe	775,952	12.7	898,201	13.4	978,963	13.2	1,022,781	12.8	1,223,628	14.3
Asia	461,924	7.6	557,465	8.3	833,507	11.3	880,661	11.0	789,637	9.3
Other	675,720	11.0	857,938	12.7	943,444	12.7	1,150,587	14.4	1,295,581	15.2

Total	6,113,278	100.0%	6,719,363	100.0%	7,408,378	100.0%	7,974,563	100.0%	8,524,659	100.0%

The following table sets forth Toyota’s vehicle unit sales and market share in Japan, North America and Europe on a retail basis for the periods shown. Each market’s total sales and Toyota’s sales represent new vehicle registrations in the relevant year. All information on Japan exclude mini-vehicles. The sales information contained below excludes unit sales by Daihatsu and Hino, each a consolidated subsidiary of Toyota. North America sales information includes sales in Mexico, Puerto Rico and Hawaii.

	(Thousands of Units)
	Fiscal Year Ended March 31,
	2003	2004	2005	2006	2007
Japan:
Total market sales (excluding mini-vehicles)	4,045	4,030	3,940	3,915	3,590
Toyota sales (retail basis, excluding mini-vehicles)	1,710	1,729	1,755	1,735	1,643
Toyota market share	42.3%	42.9%	44.5%	44.3%	45.8%

	(Thousands of Units)
	Calendar Year Ended December 31,
	2002	2003	2004	2005	2006
North America:
Total market sales	19,956	19,695	20,108	20,353	19,979
Toyota sales (retail basis, excluding mini-vehicles)	1,941	2,072	2,292	2,514	2,840
Toyota market share	9.7%	10.5%	11.4%	12.4%	14.2%

Europe:
Total market sales	19,352	19,649	20,802	21,138	21,799
Toyota sales (retail basis)	779	866	962	1,013	1,144
Toyota market share	4.0%	4.4%	4.6%	4.8%	5.2%

Japan

The automobile market in Japan has become saturated and its growth has become stagnant over the past several years. Despite this trend, Toyota believes that Japan continues to be the most important market for Toyota’s automotive products. The Japanese automotive industry is highly competitive. It includes five major domestic manufacturers, five specialized domestic producers and a growing volume of imports from major United States and European manufacturers. The prolonged economic slump in the Japanese economy has also shifted consumer preference towards more affordable automobiles such as compact and subcompact vehicles and towards utility vehicles such as mini-vans. For more than 40 years, Toyota has maintained its position as the largest automobile manufacturer in Japan. Every year since fiscal 1999, Toyota, excluding Daihatsu and Hino, has achieved a market share (excluding mini-vehicles) of over 40%, reflecting in part the success of the introduction of new models for subcompact and compact cars, mini-vans and sedans. In fiscal 2007, Toyota’s (excluding Daihatsu and Hino) share of the domestic market excluding mini-vehicles was 45.8%, and Toyota’s (including Daihatsu and Hino) share of the market including mini-vehicles was 41.5%. In August 2005, Toyota launched the Lexus brand in Japan and recorded a market share of 17% in the luxury market in 2006 even without a complete lineup in the Lexus brand including SUVs and other models. Toyota aims to further distinguish the Lexus brand by continuing to attract new and affluent customers including customers that typically had purchased imported vehicles.

North America

Toyota’s consolidated vehicle unit sales in North America was 2,942,661 in fiscal 2007. The United States is the largest portion of the North American market for Toyota, representing approximately 90% of its total retail unit sales in the region. In 2006, Toyota’s retail unit sales in North America continued to show strength, achieving unit sales of over two million vehicles for the fourth consecutive year, despite the sluggish North American automobile market due to rising oil prices. This achievement was lead by the success of new products including fully remodeled products such as the Camry, Yaris, FJ Cruiser, Lexus ES and Toyota’s core products such as Corolla, Sienna, RAV4 and Tacoma. Toyota’s market share in the United States was 15.4% in 2006, its largest share ever. Competition in North America, particularly the United States is intense. Toyota’s principal competitors in North America are General Motors, Ford, DaimlerChrysler, Honda and Nissan.

Europe

Consolidated European sales of Toyota vehicles in fiscal 2007 was 1,223,628 vehicles, up 19.6% from fiscal 2006. In 2006, Toyota had a market share in Europe of 5.2% and achieved annual retail unit sales of approximately 1,144 thousand vehicles. The growth in European sales is largely attributable to the success of Aygo, which was launched in June 2005, Yaris, which was fully remodeled in January 2006 (marketed in Japan as the Vitz), RAV4, also fully remodeled in January 2006, and the Corolla sedan which was fully remodeled in January 2007 as well as Auris which was launched at around the same time. Toyota’s principal European markets are Germany, the United Kingdom, Italy and France. In Russia, Toyota achieved sales over 100 thousand vehicles for the first time. Toyota’s principal competitors in Europe are Volkswagen, Opel, Renault, Ford and Peugeot.

East and Southeast Asia

The market in the East and Southeast Asia region in 2006 (excluding China) decreased approximately 10% primarily in Indonesia and Taiwan, from 3.75 million units in 2005 to 3.33 million units. Toyota believes that the long-term potential of the East and Southeast Asian market is good and remains committed to its operations in the region.

The following table sets forth Toyota’s sales figures in East and Southeast Asia for the periods shown. This information excludes unit sales by Daihatsu and Hino.

Toyota Sales (in thousands of units)(Calendar year)	Asia (excluding China)	China
2004	644	127
2005	797	194
2006	701	319

While competition in East and Southeast Asia is increasing, Toyota believes that its early entrance into the market gives it a competitive advantage. Toyota plans to further increase its competitiveness as it faces increased competition in the region by improving product line-up offerings in the region and increasing local procurement to decrease its exposure to foreign currency exchange fluctuations. Toyota’s market share in Asia (excluding China) was, 18.6% in 2004, 21.2% in 2005 and 21.0% in 2006.

East and Southeast Asia (excluding China) accounted for 11.3% of Toyota’s overseas unit sales in 2006 (not including unit sales by Daihatsu and Hino outside Japan), a decrease of 3.1% from 14.4% in 2005.

Production

Toyota and its affiliates produce automobiles and related components through more than 50 manufacturing companies in 26 countries and regions around the world. Toyota’s major manufacturing facilities include plants in Japan, the United States, Canada, the United Kingdom, France, Turkey, Thailand, China, Taiwan, South Africa, Australia, Argentina and Brazil. Daihatsu brand vehicles are produced at 7 factories in Japan and 7 manufacturing companies in 7 other countries, including Indonesia and Malaysia. Hino commenced local production of medium trucks for the North American market in California in fiscal 2006 and in Ontario, Canada in fiscal 2007 to strengthen its business operations in North America. In the United States, Toyota and General Motors operate a joint venture for the assembly of passenger cars and trucks. For a listing of Toyota’s principal production facilities, see “Information on the Company — Property, Plants and Equipment”.

In recent years Toyota has increased its production capacity outside Japan. This increase in overseas production capacity is integral to Toyota’s strategy of globalizing operations through localization. In 2006, approximately 61% of Toyota automobiles sold in overseas markets were manufactured in overseas plants by Toyota and its unconsolidated affiliates. In 2006, approximately 55% of Toyota vehicles sold in North America were produced in North America. Of the vehicles sold in Europe in 2006, approximately 71% were produced in Europe. In fiscal 2007, Toyota produced on a consolidated basis approximately 5.1 million vehicles in Japan and approximately 3.1 million vehicles overseas, compared to approximately 4.7 million vehicles in Japan and 3.0 million vehicles overseas in fiscal 2006. In addition, in March 2006, Toyota entered into an agreement with Fuji Heavy Industries, Ltd. to manufacture, according to Toyota’s production methods and system, approximately 100 thousand units of Camry for the North American market, at Fuji Heavy Industries Ltd.’s North American production center, Subaru of Indiana Automotive, Inc., and began production in April 2007. This will enable Toyota to achieve further localization and increase production capacity in North America.

After the cancellation of the joint venture agreement with the Bosch Group in December 2006, Toyota and its affiliate, AISIN AW acquired 33.4% and 16.6%, respectively, of the 50% of CVTEC’s shares held by the Bosch Group (as a result, AISIN AW’s shareholding reached 66.6% including 50.0% which was originally held). Toyota plans to transfer technology to CVTEC, in order for CVTEC to achieve stable production of CVT belt utilizing Toyota’s innovative techniques.

The following table shows the worldwide vehicle unit production by Toyota for the periods shown. These production figures do not include vehicles produced by Toyota’s unconsolidated affiliates. The sales unit information elsewhere in this annual report includes sales of vehicles produced by these affiliates. Vehicles produced by Daihatsu and Hino are included in vehicle production figures set forth below.

	Year Ended March 31,
	2003	2004	2005	2006	2007
Units Produced	5,850,203	6,513,791	7,231,976	7,711,647	8,180,951

Toyota closely monitors its actual units of sale, market share and units of production data and uses this information to allocate resources to existing manufacturing facilities and to plan for future expansions.

Please refer to “— Capital Expenditures and Divestitures” for a description of Toyota’s recent investments in completed plant constructions and for a description of Toyota’s current investments in ongoing plant constructions.

The Toyota Production System

Toyota pioneered the internationally recognized production system known as the “Toyota Production System”. The Toyota Production System is based on Toyota’s own concepts of efficient production and has the following two principal elements:

•	“Just-in-Time”, and

•	“Jidoka”.

Just-in-Time is a production method through which necessary parts and components are manufactured and delivered in just the right quantity in a timely manner just as they are needed. This allows Toyota to maintain low levels of inventory while maintaining operating efficiency.

Jidoka generally means automation in Japanese. Toyota combines automation with its ability to stop work immediately when problems arise in the production process to prevent manufacturing defective products. To achieve this, Toyota’s equipment is designed to detect abnormalities and to stop whenever abnormalities occur. Toyota also authorizes its machine operators and other members of its production team to stop production whenever they note anything suspicious. This helps Toyota to build quality into the production process by avoiding defects and preventing the waste that would result from producing a series of defective items.

Toyota believes that the Toyota Production System allows it to achieve mass-production efficiencies even for small production volumes. This system gives Toyota the flexibility to respond to changing consumer demand without significantly increasing production costs. While the Toyota Production System remains the basis of Toyota’s automobile production, the system has been expanded for use in Toyota’s parts production, logistics and customer service activities.

In addition to the two principal elements described above, the Toyota Production System seeks to increase manufacturing efficiency and product quality internally through on-site identification and analysis of problems, improving transparency throughout the production process, and resolving problems at the source. As one means of realizing these goals, Toyota has introduced the use of sophisticated information technologies to improve each step of its vehicle development process, from product planning to commencement of mass-production. These technologies are intended to enhance flexibility, simplicity, quality, cost competitiveness, and speed. Specifically, detailed computer simulation of the assembly and test-run of a new vehicle or new vehicle production equipment or system is conducted before a prototype is made. An actual prototype is made only after defects and related issues have been identified and resolved by computer simulation, thereby minimizing the time required for rebuilding prototypes and significantly shortening the time required for production. Moreover, this system is used to prepare virtual factories and other visual aids in order to facilitate training and communication at overseas plants and enable the efficient transfer of necessary technology and skills.

In order to strengthen manufacturing and promote localization of overseas production, Toyota established the Global Production Center (“GPC”) in July 2003 as a development and training center for global human resources. The GPC is intended to introduce local managers to the Toyota methodology, allowing them to manage locally, and train their subordinates. GPC develops efficient training systems and formulaic, simplified and easy to understand methodology. One characteristic of the GPC is that managers, new hires and experienced workers can all receive common skill training. GPC’s training system involves a pre-training phase where trainees learn basic skills and discover through image training the skills that they must acquire. This is followed by various steps of training, from basic skill training, elementary task training, and standard task training, thereby conducting through training. Reduced training time and higher levels of achievement enabled the training system to be significantly more efficient. Since its establishment, GPC had trained over 10,000 people in 4 years. Since January 2006, Toyota has opened regional GPCs in North America, Europe and Asia. In each region, Toyota commenced courses where trainees from each department are trained by local trainers to become trainers themselves.

With the aim of enhancing its competitive edge in self-manufacturing, Toyota, since 2002, has been developing and implementing the “Simple and user-friendly operation systems & facilities that can be handled by anyone, anywhere”. Toyota is developing its innovative production system, facilities and processing technologies and is currently promoting it at a global level.

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

Distribution

Toyota’s automotive sales distribution network is the largest in Japan. As of March 31, 2007, this network consisted of 291 dealers employing approximately 40,000 sales personnel and operating more than 4,800 sales and service outlets. Toyota owns 19 of these dealers and the remainder are independent. In addition, at March 31, 2007, Daihatsu’s sales distribution network consisted of 63 dealers employing approximately 5,400 sales personnel and operating approximately 800 sales and service outlets. Daihatsu owns 35 of these dealers and the remainder is independent.

Toyota believes that this extensive sales network has been an important factor in its success in the Japanese market. A large number of the cars sold in Japan are purchased from salespersons who visit customers in their homes or offices. In recent years, however, the traditional method of sales through home visits is being replaced by showroom sales and the percentage of automobile purchases through showrooms has been gradually increasing. Toyota expects this trend to continue, and accordingly plans to review all aspects of its sales activities, including its customer service at showrooms, with a view toward improving customer satisfaction and operational efficiency.

Sales of Toyota vehicles in Japan are conducted through four sales channels — “Toyota,” “Toyopet,” “Corolla” and “Netz.” In response to continuing structural changes in the Japanese market that reflect evolving social environment and consumer preferences, Toyota is in the process of redesigning and restructuring its domestic sales network. Specifically, Toyota combined the Netz and Vista sales channels into an expanded Netz channel in May 2004 in order to cater to a growing number of customers with new values. In addition, Toyota introduced the Lexus brand to the Japanese market in August 2005, and currently distributes the Lexus brand vehicles through a network of approximately 160 sales outlets in order to enhance its competitiveness in the domestic luxury automobile market. The following table provides information for each channel as of March 31, 2007.

	Dealers
Channel	Toyota Owned	Independent	Total	Market Focus
Toyota	6	42	49	Luxury channel for Toyota brand name vehicles
Toyopet	5	47	52	Leading channel for the medium market
Corolla	4	69	74	Volume retail channel centering on compact models
Netz	4	112	116	Sales channel targeting customers with new values for the 21st century.

Brand			Sales Outlets	Market Focus
Lexus			161	Premium Brand

Outside Japan, Toyota vehicles are marketed through approximately 170 distributors in approximately 170 countries and regions. Toyota operates sales subsidiaries and maintains networks of dealers in each of its overseas markets, including North America, Europe and Asia. In Eastern Europe, Toyota has a wholly-owned sales subsidiary in Poland and participates in joint venture sales companies in Hungary. Toyota vehicles in China are sold through 3 distributors operating 409 sales outlets as of May 2007. Daihatsu vehicles are sold through approximately 130 dealers operating approximately 2,300 sales outlets in more than 130 countries and regions.

Intelligent Transport Systems

Toyota is striving to increase vehicle functionality that will increase the attractiveness of vehicles and the excitement of driving. Toyota is also working in various ways to comprehensively realize enhanced transport systems that are aimed to transport people and goods in a smooth and efficient manner and to build a safe transportation environment. ITS combines automotive technologies and information technologies in an effort to provide vehicle occupants with an array of information and enhanced safety features.

Features of ITS include:

Increasing Vehicle Functionality — Information service functions. To Toyota, increasing vehicle functionality means advancing information service functions that integrate vehicles with telecommunication systems, and driving assistance functions that use communication technologies and sensing technologies to create vehicles with intelligent features. Information service functions can improve the convenience and enrich the driving experience by means of information communication technologies, which add new functions “connected” to the basic vehicle functions “running, turning and stopping”. Examples include the following:

•

Advanced car navigation system with functions such as displaying maps and detailed information about the car parking space and the VICS (Vehicle Information and Communication System) that provides real-time information about road traffic such as congestion, accidents, traffic restrictions and parking. These car navigation systems play an important role in providing drivers with various types of information on safety, smooth traveling, comfort and convenience.

•

G-BOOK is the latest information network service that merges the latest network technologies and car multimedia, prior to the arrival of the ubiquitous network society. G-BOOK provides various types of information useful for driving a car as well as the safety and security services that detect unusual conditions in the vehicle, which supports a lifestyle using automobiles anytime and anywhere through a network. In 2005, Toyota started G-BOOK ALPHA and G-Link that is a telematics service exclusive to Lexus, which added various features including the traffic congestion forecast service. In 2007, Toyota launched G-BOOK mX, which is matured as a comprehensive telematics service and built on the proven reliability and security of G-BOOK with the addition of services allowing drivers to use navigation systems more convenient such as “Map-on-Demand” — the world’s first technology for automatically updating map data and “Probe Communication Traffic Information” that provides drivers with highly precise information on traffic congestion.

•

HELPNET emergency call service is an emergency notification system that transmits necessary information such as the vehicle location either automatically or through the touch of a button in the event of a traffic accident or medical emergency and immediately contacts police and fire departments through the HELPNET Center. This system is integrated into G-BOOK and G-Link to improve the quality of services. HELPNET shortens the time taken to report after an emergency situation occurs, which contributes to decreasing the number of traffic accident fatalities and reducing the level of impact, preventing second disasters and easing traffic congestion.

Increasing Vehicle Functionality — Driving Assistance Functions. Toyota’s driving assistance functions offer functions that assist drivers with a view to lessen the burden of driving, enhance safety and provide pleasure of driving to everyone. Toyota is proceeding with enhancements with the view to commercialize various functions that assist the driver in sensing external information, avoiding danger and making appropriate maneuvers, all in line with the driver’s basic driving actions. These functions have started to be incorporated in some Toyota vehicles. Examples of driving assistance functions include the following:

•

“VDIM” (Vehicle Dynamics Integrated Management) is a system that constantly monitors the driver’s operations and the vehicle’s situation and centrally manages the engine, the steering mechanisms and the brakes. By starting control even before the vehicle’s control limits are reached, the VDIM achieves a high level of ‘active safety’ and improves driving performance namely running, turning and stopping.

•

“Pre-crash Safety System” is a system that perceives whether a crash is unavoidable and if it is determined to be unavoidable, proceeds to activate safety devices at an early stage to reduce any damage caused by collisions. The possibility of colliding into obstacles or the car in front is measured by millimeter-wave radar sensor that can precisely detect objects even in bad weather condition. Toyota is also developing an advanced system that determines unavoidable collision at an earlier stage due to combination of the front camera and the driver monitoring camera.

•

“Adaptive Cruise Control” (with all-speed tracking function) allows the vehicle to keep a constant distance between itself and the preceding vehicle within a range of speed from zero to a preset speed, automatically slowing down and stopping if necessary to avoid collision. When the car in front speeds up, it allows the driver to accelerate, resuming the system.

•

“Lane Keeping Assist System” is a system that uses a camera to detect the white or yellow lane markers on the road surface ahead while driving on the highway. The system assists the driver’s operation of the steering wheel by warning a deviation from the lane and by controlling electric power steering, in order to help keep the vehicle traveling between the lane markers. This system does not automatically control the steering to maintain travel between lane markers, but requires the steering of the driver.

•

“Intelligent Parking Assist” is the world’s first parking assistance system that enables the vehicle to be automatically steered by electronic steering when backing into a parking spot or when parallel-parking. The driver presets the parking position on the display monitor. Toyota is also developing a system that allows the driver to set the parking position more easily, using a spatial cognition feature that detects the parking space through ultrasonic sensors.

•

“Night View” is a system that supports the driver’s vision at night. By utilizing infrared rays, pedestrians, vehicles and other objects within and beyond the range of the headlights are displayed clearly and the driver’s range of vision is widened.

Enhancing Transport Systems. Enhancing transport systems requires addressing various factors that are pertinent not only to cars but also roads, people and public transport systems in order to ensure the smooth and efficient movement of people and vehicles and to build a safe transportation environment. Although the scope of enhancing transport systems is wide, recent advances in information technology and ITS are making various systems that used to be merely concepts into a reality.

•

ETC, which is a system in which an on-board unit communicates with the gate to pay the toll by having it charged to a credit card when a vehicle passes through tollgates, thus eliminating the need for the vehicle to stop for payment. This has the effect of alleviating traffic congestion near the tollgate and will lead to lower emissions and reduced fuel consumption.

•

IMTS (Intelligent Multimode Transit System) is a system that combines the advantage of rail and bus transport to provide a new transportation system for medium level distances and loads. On main roads, the IMTS buses run in automated platoons on dedicated roads, while on ordinary roads, each bus is manually driven. At the “Expo 2005 Aichi Japan”, IMTS buses with cutting edge design were used as on site transportation.

Toyota is committed to developing new ITS products. Toyota believes that intelligent transport systems will become an integral part of its overall automotive operations and enhance the competitiveness of its vehicles. As familiarity with and demand for ITS products grows, Toyota expects an increasing number of ITS products to become commercially available and achieve general acceptance each year.

Financial Services

Toyota’s revenues from its financial services operations were ¥1,301 billion in fiscal 2007, ¥997 billion in fiscal 2006 and ¥781 billion in fiscal 2005. The market for automobile financing has grown as more consumers are financing and leasing their purchases, particularly in North America and Europe.

Toyota Financial Services Corporation is Toyota’s wholly-owned subsidiary, established in July 2000, which oversees the management of Toyota’s finance companies worldwide and the expansion into new automobile related product areas. Toyota plans to expand its network of financial services, which currently covers 31 countries and regions, in accordance with its strategy of further developing its auto-related financing businesses in significant markets.

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

Net finance receivables outstanding for all of Toyota’s dealer and customer financing operations were approximately ¥9.7 trillion at March 31, 2007, representing an increase of approximately 16.9% as compared to the amount outstanding as of March 31, 2006. The majority of Toyota’s financial services are provided in

North America. As of March 31, 2007, approximately 64.5% of Toyota’s finance receivables were derived from financing operations in North America, 13.1% from Japan, 10.2% from Europe, 3.6% from Asia and 8.6% from other areas.

Approximately 41% of Toyota’s unit sales in the United States during fiscal year 2007 included a financing or lease arrangement with Toyota. Because a significant portion of Toyota’s finance business relates to sales of Toyota vehicles, lower vehicle unit sales may result in a reduction in the level of Toyota’s finance operations.

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

The following table provides information regarding Toyota’s finance receivables and operating leases as of March 31, 2006 and 2007.

	Yen in millions		US dollars in millions
	March 31,		March 31,
	2006	2007	2007
Finance Receivables
Retail	¥5,930,822	¥7,005,631	$59,344
Finance leases	741,280	756,421	6,408
Wholesale and other dealer loans	1,998,814	2,342,926	19,847

	8,670,916	10,104,978	85,599
Deferred origination costs	92,798	106,063	899
Unearned income	(334,796)	(367,829)	(3,116)
Allowance for credit losses	(101,383)	(112,116)	(950)

Total finance receivables, net	8,327,535	9,731,096	82,432
Less – Current portion	(3,497,319)	(4,036,363)	(34,192)

Noncurrent finance receivables, net	¥4,830,216	¥5,694,733	$48,240

Operating Leases
Vehicles	¥2,503,064	¥3,202,674	$27,130
Equipment	102,362	106,663	903

	2,605,426	3,309,337	28,033
Less – Accumulated depreciation	(579,896)	(763,485)	(6,467)

Vehicles and equipment on operating leases, net	¥2,025,530	¥2,545,852	$21,566

Retail Financing

Toyota’s finance subsidiaries acquire new and used vehicle installment contracts primarily from Toyota dealers. For instance, in the United States, approximately half of the used vehicle contracts acquired are certified Toyota used vehicle contracts which relate to vehicles purchased by dealers, reconditioned and certified to meet specified Toyota standards. These vehicles are then sold with an extended warranty from Toyota. Installment contracts acquired must first meet specified credit standards. Thereafter, the finance company retains responsibility for contract collection and administration. Toyota’s finance subsidiaries acquire security interests in the vehicles financed and can generally repossess vehicles if customers fail to meet their contractual obligations. Almost all retail financings are non-recourse, which relieves the dealers from financial responsibility in the event of repossession. In most cases, Toyota’s finance subsidiaries require their retail financing customers to carry automobile insurance on financed vehicles covering the interests of both the finance company and the customer.

Toyota has historically sponsored, and continues to sponsor, special lease and retail programs by subsidizing below market lease and retail contract rates.

Retail Leasing

In the area of retail leasing, Toyota’s finance subsidiaries acquire new vehicle lease contracts originated primarily through Toyota dealers. Lease contracts acquired must first meet specified credit standards after which the finance company assumes ownership of the leased vehicle. The finance company is generally permitted to take possession of the vehicle upon a default by the lessee. Toyota’s finance subsidiaries are responsible for contract collection and administration during the lease period. The residual value is normally estimated at the time the vehicle is first leased. Vehicles returned to the finance subsidiaries at the end of their leases are sold by auction. For example, in the United States, vehicles are sold through a network of auction sites as well as through the Internet. In most cases, Toyota’s finance subsidiaries require lessees to carry automobile insurance on leased vehicles covering the interests of both the finance company and the lessee.

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

Insurance

Toyota provides insurance services in the United States through Toyota Motor Credit Corporation’s wholly-owned subsidiary, Toyota Motor Insurance Services, Inc (“TMIS”) and its wholly-owned insurance company subsidiaries. Their principal activities include marketing, underwriting and claims administration. TMIS also provides coverage related to vehicle service agreements and contractual liability agreements through Toyota dealers to customers. In addition, TMIS also provides coverage and related administrative services to affiliates of Toyota Motor Credit Corporation. Toyota dealerships in Japan and in other countries and regions also engage in vehicle insurance sales.

Toyota currently has voting power of approximately 34.6% in Aioi Insurance Co., Ltd, a leading insurance company in Japan. Toyota continues to use its strong relationship with Aioi to develop attractive consumer insurance products for Toyota’s automotive customers.

Other Financial Services

Toyota Finance Corporation launched its credit card business in April 2001 and began issuing the Lexus credit cards in 2005 when the Lexus brand was introduced in Japan. As of March 31, 2007, Toyota Finance Corporation has over 6 million card holders of which approximately 25,000 are Lexus credit card holders. Toyota also established Toyota Financial Services Securities Corporation, a subsidiary of Toyota Financial Services Corporation, which commenced operations in April 2001 to coincide with the launch of the credit card business. Through Toyota Financial Services Securities Corporation, Toyota provides financial services primarily for its card holders in Japan, including sales of investment trusts and high grade corporate bonds.

All Other Operations

In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive business activities. Net sales for these activities totaled ¥1,324 billion in fiscal 2007, ¥1,190 billion in fiscal 2006 and ¥1,030 billion in fiscal 2005. Sales to external customers of all other operations represented 3.2% of Toyota’s net revenues for fiscal 2007. Substantially all of Toyota’s revenues from other operations were derived in Japan.

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

Information Technology

Toyota is involved in developing information technology related products and services through joint efforts with certain telecommunication and information services providers. Its primary partner in these development efforts is KDDI Corporation, a domestic telecommunications service provider that offers integrated mobile, domestic and international fixed-line telecommunications services. Toyota and KDDI are further strengthening their business relationship in light of the increasing necessity for developing services that are better adapted to existing telecommunications infrastructure. Toyota currently holds an 11.09% of ownership interest in KDDI.

Toyota established Toyota InfoTechnology Center Co., Ltd., a joint venture among its affiliates and KDDI, in January 2001. Toyota InfoTechnology Center, U.S.A., Inc., a wholly-owned subsidiary of the joint venture, was established in April 2001. This joint venture focuses on research and development of advanced information technologies that address market needs. Toyota believes these technologies will be integral to the further development of information services businesses, including intelligent transport systems such as the infrastructure cooperative road safety system. Toyota holds a 65% interest in the joint venture. Toyota is making efforts to increase sales of on-board ETC units to promote ITS and KDDI’s telecom-related products (particularly its mobile telephone services).

Toyota also operates a Japanese-language website, Gazoo.com. The name “Gazoo” originates from the Japanese word gazo meaning images. Gazoo was established as a membership Internet service linking Toyota, its national dealer network and Gazoo members, and provides information on new and used Toyota automobiles and related services as well as online shopping capabilities. Gazoo has been expanded to offer a wide range of products and services, including information on an increased number of vehicle types offered by Toyota and certain additional service to its credit card members. To further expand its motor vehicle information service, Toyota launched the G-BOOK telematics service in Japan in fall 2002 by applying information technology that was developed through Internet information communications services and in August 2005, G-Link that is a service exclusive to Lexus was introduced. Toyota also offers the theft detection service, the vehicle tracking service, the operator support service and so on as standard to enhance services aiming to provide safety, security and comfort for G-BOOK and G-Link users in their lifestyle using automobiles. With G-BOOK mX announced in April 2007, Toyota started offering services that allow drivers to use navigation systems more convenient such as “Map-on-Demand” — the world’s first technology for automatically updating map data and is matured as a comprehensive telematics service. Toyota has also licensed its G-BOOK technology to certain other competitors in Japan.

In March 2004, Toyota launched its state-of-the-art CRM (Customer Relationship Management) system called e-CRB (evolutionary Customer Relationship Building) in Thailand. e-CRB builds on Gazoo and G-BOOK and consists of a membership-based website and an operation system for dealers. e-CRB offers its customers a variety of services such as providing information of new vehicles, accepting requests for brochures and estimates and notifying customers when it is time for maintenance by keeping track of the vehicle’s maintenance history and mileage. Toyota is currently implementing e-CRB in Thailand, Australia and China where steady progress has been made as the service-in rate (the number of vehicles being serviced in relation to a whole) has increased.

Governmental Regulation, Environmental and Safety Standards

Toyota is subject to laws in various jurisdictions regulating the levels of pollutants generated by its plants. In addition, Toyota is subject to regulations relating to the emission levels, fuel economy, noise and safety of its products. Toyota has incurred significant costs in complying with these regulations and expects it to require significant compliance costs in the future. Toyota’s management views leadership in environmental protection as an important competitive factor in the marketplace.

Vehicle Emissions

Japanese Standards

The Air Pollution Law of Japan and the Road Transportation Vehicle Law regulate vehicle emissions in Japan. In addition, both the Noise Regulation Law and the Road Transportation Vehicle Law provide for noise reduction standards on automobiles in Japan. Toyota’s vehicles manufactured for sale in Japan comply with all Japanese exhaust emission and noise level standards. In addition, pursuant to the Act Concerning the Rational Use of Energy, Toyota is progressing with efforts to attain certification as “ultra low emission vehicles” for the majority of its automobile models under the Ministry of Land, Infrastructure and Transport’s Low Emission Vehicle Approval Standard.

U.S. Federal Standards

The federal Clean Air Act directs the Environmental Protection Agency (“EPA”) to establish and enforce air quality standards, including emission control standards on passenger cars, light trucks and heavy vehicles. Under current standards applicable to passenger cars and light trucks produced in model years through 2003, manufacturers are obligated to recall vehicles that fail to meet these standards for ten years or 100,000 miles, whichever occurs first. Pursuant to the Clean Air Act, the EPA determined that it was necessary to tighten standards further and in February 2000 decided to adopt more stringent vehicle emission and fuel economy standards applicable to passenger cars and light trucks produced in model years 2004 and beyond. In the standards adopted for model years 2004 and beyond, manufacturers must guarantee that their vehicles meet the requirements for ten years or 120,000 miles, whichever occurs first. Manufacturers are not permitted to sell vehicles in the United States that do not meet the standards. In February 2007, the EPA adopted legislation that will further restrict emissions standards at low temperatures for vehicles produced in model years 2010 and beyond. Separate standards for heavy vehicles are also in effect, and are expected to become more stringent.

California Standards

Under the federal Clean Air Act, the State of California is permitted to establish its own, more stringent than the U.S. federal standards, emission control standards. As a result, the California Air Resources Board has established its own emission standards, known as the “Low Emission Vehicle Program” and set standards that must be phased in beginning in the 2004 model year. Under these standards most light trucks are treated the same as passenger cars and require both types of vehicles to meet the same emissions standards. As part of the original Low Emission Vehicle Program, the California Air Resources Board also required that a specified percentage of a manufacturer’s passenger cars and trucks sold in California for all model years 1998 and after be “zero-emission vehicles” (vehicles producing no emissions of regulated pollutants). The California Air Resources Board subsequently eliminated the zero-emission vehicles mandate for model years before 2005, and decided to adopt a zero-emission vehicles requirement for model years 2005 and beyond. This zero-emission vehicles requirement also sets forth certain requirements that advanced technology vehicles such as hybrid cars and alternative fuel vehicles must meet to be recognized as “partial zero-emission vehicles”. Toyota’s battery- powered RAV4 EV compact sport-utility vehicle qualifies as a zero-emission vehicle. The 2004 model Prius which underwent a model change in 2003 and the 2007 Camry Hybrid qualify as partial zero-emission vehicles under the new zero-emission vehicles requirement adopted by the California Air Resources Board. Toyota intends to continue to develop additional advanced technologies and alternative fuel technologies which will allow other vehicles using such technologies to qualify as zero-emission vehicles or partial-zero-emission vehicles. In July 2002, the California legislature passed legislation that requires the California Air Resources Board to develop and adopt, by the end of 2004, regulations that achieve the maximum feasible reduction in greenhouse gas emissions. In September 2004, the California Air Resources Board adopted regulations that would require the reduction of greenhouse gas released from passenger vehicles, light trucks and other noncommercial vehicles from the 2009 model year onward by 20 to 30 percent by the 2016 model year and reported to the California state legislature at the beginning of 2005 that it will adopt and promulgate the regulations. In December 2004, the Alliance of Automobile Manufacturers and the Association of International Automobile Manufacturers, both of which Toyota Motor North America, Inc., a subsidiary of Toyota is a member, filed a lawsuit against the California Air Resources Board seeking injunction against the implementation of the regulation. The lawsuit contends that only the National Highway Traffic Safety Administration, and not states, including California, has the authority to regulate carbon dioxide emissions and fuel economy standards.

Other States

Other states may adopt California’s regulations, including its zero-emission vehicle mandates, by meeting the requirements under the federal Clean Air Act.

The states of Massachusetts, New York, Vermont and Maine have adopted California’s Low Emission Vehicle Program, effective with model year 2001 or before. The states of Massachusetts, New York, Vermont and New Jersey have also decided to adopt California’s zero-emission vehicle requirement in the future. The trend of adopting California’s standards is spreading to other states as well.

Canadian and Mexican Standards

Canada has established vehicle emission standards equivalent to the federal standards in the United States, including the heightened requirements that will be applicable to passenger cars and light trucks in model years 2004 and beyond. Mexico’s emission control standards are similar to those applicable in the United States after the 1994 model year.

European Standards

The European Union adopted a directive that establishes increasingly stringent emissions standards for passenger vehicles and light commercial vehicles in October 1998. Under this directive, the standards adopted beginning with year 2000 require manufacturers to recall any vehicles which fail to meet the standards for five years or 80,000 kilometers, whichever occurs first. Toyota introduced vehicles complying with this directive in 1999. Under the standards to be adopted beginning with model year 2005, manufacturers will be obligated to meet the more stringent standards for five years or 100,000 kilometers, whichever occurs first. In December 2005, a proposal was submitted by the European Commission to further tighten standards. Debates regarding this proposal is still ongoing in the European Parliament. Standards for heavy commercial vehicles have been adopted by the European Council and the European Parliament for model years 2005 and thereafter and for model years 2008 and thereafter.

Compliance with new emission control standards will present significant technological challenges to automobile manufacturers and will likely require significant expenditures. Examples of these challenges include the development of advanced technologies, such as high performance batteries and catalytic converters, as well as the development of alternative fuel technologies. Manufacturers that are unable to develop commercially viable technologies within the time frames set by the new standards will lose their market share and will be forced to decrease the number of types of vehicles and engines in their principal markets.

Vehicle Fuel Economy

Japanese Standards

The Act Concerning the Rational Use of Energy (the “Act”) requires automobile manufacturers to improve their vehicles to meet specified fuel economy standards. Toyota has been in compliance with the Act. The Act requires that the actual average fuel economy of cargo vehicles 3.5 tons or more in vehicle weight and passenger vehicles with 11 seats or more and cargo vehicles over 2.5 tons and 3.5 tons or less in vehicle weight, which are designated in Article 75, Paragraph 1 of the Road Transportation Vehicle Law (Law No.185 of 1951) as type-designated vehicles, comply with the fuel economy standards established thereunder by fiscal 2015, and that the actual average fuel economy of gasoline-fueled passenger vehicles and gasoline-fueled cargo vehicles 2.5 tons or less in vehicle weight for each class based on vehicle weight proposed by each manufacturer complies with the fuel economy standards established thereunder by fiscal 2010. Toyota is promoting the improvement of its vehicles in order to achieve compliance with these standards. Furthermore, Japan has signed the United Nations Framework Convention on Climate Change and has agreed to take steps to restrain the emission of “greenhouse gases”. Japan ratified the Kyoto Protocol in June 2002, which became effective in February 2005. This protocol requires Japan to reduce its carbon dioxide emissions by 6% during the years 2008 to 2012 as measured from the 1990 base year.

U.S. Standards

The Federal Motor Vehicle Information and Cost Savings Act requires automobile manufacturers to comply with Corporate Average Fuel Economy standards, commonly referred to as the CAFÉ standards. Under the CAFÉ standards, a manufacturer is subject to substantial penalties if, in any model year, its vehicles do not meet those standards. The current CAFÉ standards are 27.5 miles per gallon for passenger cars and 20.7 miles per gallon for light trucks for model year 2004, which will increase to 22.2 miles per gallon for model year 2007, including mini-vans and sport-utility vehicles. In April 2006, the National Highway Traffic Safety Administration established new CAFÉ standards that will be applicable to light trucks for model year 2008 and beyond. This new CAFÉ standard aims to shift the framework from one that used to be advantageous only to compact car manufacturers to one that is fair to full line manufacturers. The requirements will be changed so that the CAFÉ standard is determined by sales rate based on vehicle size (measured by the area of the wheel and wheel base) for each manufacturer. For the 2008, 2009 and 2010 models, manufacturers are permitted to comply with the former standard as a transitional measure and, in the event of such compliance, the CAFÉ standard will be 22.5 miles per gallon for 2008 models, 23.1 miles per gallon for 2009 models and 23.5 miles per gallon for 2010 models. Manufacturers that meet the CAFÉ standards earn credits determined by the difference between the average fuel economy figures of their vehicles and the CAFÉ standards. Credits earned for the three preceding model years and credits projected to be earned for the next three model years can be used to meet CAFÉ standards in the current model year. However, credits earned in respect to passenger cars may not be used for trucks and credits earned in respect to trucks may not be used for passenger cars. Passenger cars are further divided into the two categories “Domestic” and “Import”, and credits earned in one category may be not applied toward the other category.

Although Toyota has met the current CAFÉ standards for both passenger cars and light trucks, the enactment of a more stringent standard in 2006 could have a significant impact on Toyota automobiles sales in the United States.

Concern over the effect of carbon dioxide emissions on global warming has drawn attention to the need for reducing fossil energy use, in part by increasing vehicle fuel economy. In November 1998, the United States signed the Kyoto Protocol. This protocol calls for the United States to reduce its carbon dioxide emissions by 7% during the years 2008 to 2012, as measured from the 1990 base year. Although the United States government has not ratified the protocol, it has been considering ways to achieve the called-for reductions, including more stringent CAFÉ standards, higher fuel costs and restrictions on fuel usage. President George W. Bush, in his State of the Union Address delivered in January 2007, proposed to make the CAFÉ standards for both passenger cars (2010MY~) and light trucks (2012MY~) more stringent at a rate of 4% per annum. These policies would be costly for Toyota and may significantly limit the types of products it is able to offer in the United States.

In addition, the Energy Tax Act of 1978 imposes a “gas guzzler” tax on automobiles with a fuel economy rating below specified levels.

European Standards

The European Union has signed the Kyoto Protocol and agreed to reduce carbon dioxide emissions by 8% during the years 2008 to 2012, as measured from the 1990 base year. In early 1999, the European Union entered into a voluntary engagement with the European Automotive Manufacturers Association which establishes an average emissions target of 140 grams of carbon dioxide per kilometer for new cars sold in the European Union in 2008. The Japan Automobile Manufacturers Association and the Korean Automobile Manufacturers Association have also entered into a voluntary engagement, similar to that entered into by the European Union, with the year 2009 as a target year. That target represents an average reduction in passenger vehicle fuel usage of 25%, measured from 1995 levels. Furthermore in February 2007, the European Union proposed regulating towards reducing the average carbon dioxide emissions from new passenger cars to 120 grams per kilometer by 2012, and is currently discussing the details of such regulation.

Vehicle Safety

Japanese Standards

In March 2005, regulations applicable to compressed hydrogen gas powered fuel cell vehicles were introduced. The regulations involve technology standards such as those relating to collision, prevention of hydrogen leaks and protection from high-voltage.

Regulations relating to pedestrian protection are applicable to all new models manufactured after September 2005 with certain exceptions and vehicles manufactured after September 2010. Frontal offset collision will be required for all new passenger vehicle models manufactured after September 2007 and for all passenger vehicles manufactured after September 2009, and the installation of seat belt reminders is required for driver’s seats of new models manufactured after September 2005 and for all vehicles manufactured after September 2008. In addition, for the purpose of harmonizing with the international standards, driving visibility standards, seatbelt anchorage and seatbelt standards are also expected to be combined with the Economic Commission for Europe (“ECE”) and all cars manufactured after July 2012 are required to meet these standards. All Toyota motor vehicles currently sold in Japan meet or exceed applicable Japanese safety standards.

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

The Transportation Recall Enhancement, Accountability and Documentation Act was enacted in the United States on November 1, 2000. This Act required the National Highway Traffic Safety Administration to upgrade federal motor vehicle safety standards relating to tires based on a dynamic vehicle test that takes into account the rollover propensity of vehicles. It also requires the National Highway Traffic Safety Administration to enhance its authority to gather information potentially relating to motor vehicle defects. This Act substantially increases the National Highway Traffic Safety Administration’s authority to impose civil penalties for noncompliance with regulatory requirements and specifies possible criminal penalties for violations of the federal Fraud and False Statements Act. Under this Act, the National Highway Traffic Safety Administration expanded its New Car Assessment Program to implement consumer information programs for vehicle rollover resistance and child restraints and adopted extensive early warning defect reporting requirement in 2002, and strengthened regulations regarding tire-pressure monitoring systems in 2005.

In July 2005, a highway bill which requires the National Highway Traffic Safety Administration to enhance its safety standards was passed by the U.S. Congress. The bill requires the National Highway Traffic Safety Administration to propose standards for reduction of rollover accidents (by October 1, 2006), to complete the creation of standards for reduction of vehicle passenger release from cars at the time of rollover accidents (by October 1, 2009), to upgrade door lock standards (within 30 months after the passage of the bill), to upgrade roof crash standards (proposal should be made by December 31, 2005 and a final rule should be made by July 1, 2008), to issue a final rule on side impact for the improvement of protection performance of vehicle passengers in all seats location (by July 1, 2008), to review a seat belt wearing technology and to complete a study including proposal for improving the rate of seat belt usage (by July 1, 2008), to establish rules on requirements to display New Car Assessment Program rating to new cars label (applied on or after September 1, 2007), and to complete upgrading FMVSS118 (so that power windows will be closed by pulling up a switch) (by April 1, 2007). Some actions have already been taken in response to the above requirements. For example, standards for reduction of rollover accidents were proposed in September 2006, and a final rule was issued in April 2007. And final rules on requirements for displaying New Car Assessment Program rating to new cars label and upgrading of FMVSS118 were issued in September 2006 and June 2006, respectively.

Toyota actively invests in technology development designed to increase the safety of its vehicles. Toyota is developing technologies to increase the availability of existing safety systems to all types of its vehicles. These technologies include supplemental restraint system (SRS) airbags, anti-lock braking systems, side airbags, curtain shield airbags, vehicle stability control and other safety features.

European, Canadian and Other Standards

In Europe, following the White Paper “European transport policy for 2010: time to decide” adopted in 2001, which declares targeting to halve the number of deaths caused by road accidents by 2010, various groups in different fields are currently conducting research and analyses. In addition, the “Road Safety Action Programme” adopted by the European Commission in 2003 envisions the reduction in deaths from road accidents by utilizing technological advancement relating to the improvement in vehicle safety. The White Paper and the Action Programme aim to promote the introduction of safety features such as automatic cruise control, speed alert system, intelligent speed limitation devices, alcohol lock, whiplash prevention, collision prevention, universal child restraints (CRS) and seat belt reminders. The European Commission and the ACEA have established CARS 21, High Level Group that aims to strengthen the competitiveness of the European automotive industry, and examined the recommendations with the legal framework of a decade later in mind. The CARS 21 final report issued at the end of 2005 contains recommendations relating to the simplification of legislation and road safety, among other issues, and indicates a Ten Year Roadmap. In addition, in February 2007, the European Commission issued a communication regarding the CARS 21 Final Report, in which concrete action plans for future legislation were announced. According to the action plans, in 2007, the WVTA (Whole Vehicle Type Approval) will directly refer to ECE Regulations. It is also expected that in 2008-2009, the “self-test” and “virtual test” systems will be introduced. The plans also call to make it mandatory for all passenger vehicles to be equipped with ISOFIX CRS by 2009. The plans further contemplate making it mandatory for cars to be equipped with Daytime Running Lights, Electric Stability Control, Seatbelt Reminder and Tire Pressure Monitoring System. And finally, the plans mention the need for further consideration of the regulation pertaining to roll-resistant tires, the revision of phase-two of the pedestrian protection and the technological feasibility of collision mitigation braking system.

Vehicle safety regulations in Canada are similar to those in the United States. Among the ASEAN countries, in 2006, Thailand and Malaysia acceded to the 1958 agreement of UN regarding safety regulations and both countries plan to develop a legal system in order to incorporate ECE Regulations into domestic laws. Vietnam, Singapore, Indonesia and the Philippines will soon follow suit by acceding to the 1958 agreement, thereby ASEAN countries will be required to comply with the ECE Regulations. Countries in South America and the Middle East have also adopted automobile safety regulations, with South America generally following standards set by the UN, ECE or the U.S., and the Middle East basing their domestic laws primarily on international regulations or legal standards.

Environmental Matters

Japanese Standards

Toyota’s automotive operations in Japan are subject to substantial environmental regulation under the Air Pollution Law, the Water Pollution Control Law, the Noise Regulation Law and the Vibration Control Law. Under these laws, if a business entity establishes or alters any facility that is regulated by these laws, the business entity is required to give prior notice to regulators, and if a business entity discharges or causes exhaust, wastewater, noise or vibration from such facility, the business entity is also required to comply with the applicable standards. Toyota is also subject to local regulations, which in some cases impose more stringent obligations than the Japanese central government requirements. Toyota has complied with these regulations. Under the Waste Disposal and Public Cleaning Law, producers of industrial waste must dispose of industrial waste in the manner prescribed in the Waste Disposal and Public Cleaning Law. Toyota has also complied with the Waste Disposal and Public Cleaning Law.

In February 2003, the Soil Contamination Countermeasures Law became effective in Japan. The Soil Contamination Countermeasures Law stipulates the contamination testing and removal measures that are required when property of former factory or place of business on which prohibited hazardous materials were used are converted to residential areas or other public use. In addition, the Law on Recycling of End-of-Life Vehicles was promulgated in July 2002. Under the Law on Recycling of End-of-Life Vehicles, vehicle manufacturers are required to take back and recycle certain materials of end-of-life vehicles and the provisions concerning such obligations of vehicle manufacturers became effective in January 2005. Toyota has coordinated with relevant parties to establish a vehicle take-back and recycle system throughout Japan. As a result, in fiscal 2007, Toyota achieved a recycling rate of 66% for Automobile Shredder Residue (the legal requirement being 30%) and 94% for air bags (the legal requirement being 85%) and reached the targets set forth in this law.

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

European Standards

In October 2000, the European Union brought into effect a directive that requires member states to promulgate regulations implementing the following:

•

automotive manufacturers shall bear all or a significant part of the costs for taking back end-of-life vehicles sold after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, this requirement became applicable to vehicles sold before July 1, 2002 as well;

•	automotive manufacturers may not use certain hazardous materials in vehicles sold after July 2003;

•

certified vehicles models sold after December 15, 2008, shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or re-use as material or energy to a minimum of 95% by weight per vehicle; and

•	end-of-life vehicles must meet actual re-use of 80% and re-use as material or energy of 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015.

A law to implement the directive came into effect in all member states including Bulgaria and Romania which joined the European Union in January 2007. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding automotive manufacturer responsibilities and resultant expenses that may be incurred.

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

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2007. Depending on the legislation that will be enacted subject to other circumstances, Toyota may be required to provide additional accruals for the expected costs to comply with these regulations. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

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

Calty Design Research, Inc.	Design development, model production and design survey

Europe

Toyota Motor Europe NV/SA	Development of the upper body part for a portion of European manufactured vehicles, market tuning for vehicles sold in Europe, advanced technology research, external affairs for legal and regulatory affairs, certification

Toyota Europe Design Development S.A.R.L.	Design development, model production and design survey

Toyota Motorsport GmbH	Development of Formula One race cars

Asia Pacific

Toyota Motor Asia Pacific Engineering and Manufacturing Co. Ltd.	Design of portions of vehicles that are tailored for vehicles sold in Australia and Asia, development, evaluation and production support

Toyota Technical Center Asia Pacific Australia PTY, Ltd	Design of portions of vehicles that are tailored for vehicles sold in Australia and Asia

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

Components and Parts, Raw Materials and Sources of Supply

Toyota purchases parts, components, raw materials, equipment and other supplies from several competing suppliers located around the world. Toyota works closely with its suppliers to obtain the best supplies. Toyota believes that this policy encourages technological innovation, cost reduction and other competitive measures. No single supplier accounted for more than 5% of Toyota’s consolidated purchases of raw materials, parts and equipment during fiscal 2007, except for Denso Corporation, an affiliate of Toyota, which supplied approximately 10% of Toyota’s purchases during fiscal 2007. Toyota plans to continue purchases based on the same principle and does not anticipate any difficulty in obtaining supplies in the foreseeable future.

Toyota has seen a rapid increase in its level of production, with more than 50 overseas operations in 26 countries and regions as of the end of 2006. Consequently, the distribution network has become increasingly more complex, with procurement of components being carried out not only locally in the country of the production site but also from third-countries. In order to realize timely and efficient distribution at the same time as keeping total costs at a minimum, Toyota is promoting efforts to optimize each stage of the supply-chain. To this end, Toyota has developed a standardized system of global distribution and is supporting the operation of the system at each production base. The use of the global distribution system has enabled Toyota to strive to keep up with the rapid production growth, and to procure components to meet production of any type of models at changing levels of production in a timely manner. These varying efforts, combined together, have led to maximized customer satisfaction, as well as to building a good working relationship with Toyota’s suppliers.

The recent market condition and market price of some raw materials such as steel has shown an upward tendency. In response to the increase, Toyota is making efforts, such as reduce the amount of materials used, in order to lower its costs.

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

Capital Expenditures and Divestitures

Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2004 and March 31, 2007, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (billions of yen)	Location	Method of Financing
Investment primarily in manufacturing facilities to undertake model changes by Toyota Motor Corporation	1,153.6	Japan	Internal funds

Investment primarily in new technology and products by Daihatsu Motor Co., Ltd.	146.5	Japan	Internal funds
Investment primarily in new technology and products by Toyota Motor Kyushu, Inc.	137.7	Japan	Internal funds

Description of Activity	Total Cost (billions of yen)	Location	Method of Financing

Investment primarily in new technology and products by Hino Motors, Ltd.	103.9	Japan	Internal funds

Investment primarily in new technology and products by Toyota Auto Body Co., Ltd.	102.9	Japan	Internal funds

Investment primarily in new technology and products by Kanto Auto Works, Ltd.	98.2	Japan	Internal funds

Investment primarily in new technology and products by Toyota Motor Hokkaido, Inc.	64.0	Japan	Internal funds

Investment to promote localization by Toyota Motor Thailand Co., Ltd.	169.2	Thailand	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Texas, Inc.	142.9	United States	Internal funds

Investment to promote localization by Toyota South Africa Motors (Pty) Ltd.	99.5	South Africa	Internal funds

Investment to promote localization by Toyota Motor Europe NV/SA	97.0	Belgium	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	92.9	United States	Internal funds

Investment to promote localization by Toyota Motor Manufacturing (UK) Ltd.	69.7	United Kingdom	Internal funds

Investment to promote localization by Toyota Motor Corporation Australia Ltd.	66.5	Australia	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Indiana, Inc.	64.3	United States	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, West Virginia, Inc.	55.3	United States	Internal funds

Investment primarily in leased automobiles by Toyota Motor Credit Corporation	2,545.7	United States	Internal funds and borrowings

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2007 and March 2008, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (billions of yen)	Location	Method of Financing
Investment primarily in manufacturing facilities by Toyota Motor Corporation	407.9	Japan	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing Canada, Inc.	134.5	Canada	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Kyushu, Inc.	71.2	Japan	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Indiana, Inc.	42.4	United States	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Kentucky, Inc.	41.2	United States	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Thailand Co., Ltd.	41.0	Thailand	Internal funds

Set forth below is additional information with respect to Toyota’s material plans to construct, expand or improve its facilities, presented on a “by facility” basis.

Second Canada Plant. Toyota is constructing a new plant in Woodstock, Ontario, with an annual production capacity of 150 thousand units. In order to meet the demand in the SUV market in North America, the plant is scheduled to produce RAV4 in 2008. The total cost of this plant is expected to be approximately $1.1 billion Canadian dollars.

Russia Plant. In April 2005, Toyota announced the construction of its first manufacturing plant in Russia, pursuant to a basic agreement reached with the Russian government and the city of St. Petersburg. The construction of the plant commenced in June 2005. The plant is expected to have an initial annual production capacity of 20 thousand units and is scheduled to produce the Camry, which is the core Toyota model sold in Russia. The total cost of this plant is expected to be approximately 4 billion rubles.

Mississippi Plant. In February 2007, Toyota announced the construction of an automobile manufacturing plant in Mississippi, which will be its eighth plant in North America. The plant is expected to produce the Highlander SUV with an annual production capacity of 150 thousand units. The total cost of the plant is approximately $1.3 billion and it is expected to commence production in 2010 with approximately 2,000 new employees.

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

Seasonality

Toyota has historically experienced slight seasonal fluctuations in unit sales. For each of the past three fiscal years, Toyota’s unit sales levels have been highest in March of each year, with approximately 11% of annual unit sales generated during that month, and for each of the remaining months, its unit sales have generated approximately 7% to 9% of its annual unit sales.

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

4.C ORGANIZATIONAL STRUCTURE

As of March 31, 2007, Toyota Motor Corporation had 289 Japanese subsidiaries and 233 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
Toyota Financial Services Corporation	Japan	100.00	100.00
Hino Motors, Ltd.	Japan	50.20	50.45
Toyota Motor Kyushu, Inc.	Japan	100.00	100.00
Daihatsu Motor Co., Ltd.	Japan	51.32	51.61
Toyota Finance Corporation	Japan	100.00	100.00
Toyota Auto Body Co., Ltd.	Japan	56.08	57.02
Kanto Auto Works, Ltd.	Japan	50.46	50.64
Toyota Motor Engineering & Manufacturing North America, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00	100.00
Toyota Motor North America, Inc.	United States	100.00	100.00
Toyota Motor Credit Corporation	United States	100.00	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00	100.00
Toyota Motor Manufacturing Canada, Inc.	Canada	100.00	100.00
Toyota Credit Canada Inc.	Canada	100.00	100.00
Toyota Motor Europe NV/SA	Belgium	100.00	100.00
Toyota Motor Italia S.p.A.	Italy	100.00	100.00
Toyota Kreditbank G.m.b.H.	Germany	100.00	100.00
Toyota Deutschland G.m.b.H.	Germany	100.00	100.00
Toyota France S.A.	France	100.00	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00	100.00
Toyota Motor Manufacturing (UK) Ltd.	United Kingdom	100.00	100.00
Toyota (GB) PLC	United Kingdom	100.00	100.00
Toyota Motor Manufacturing Russia LLC.	Russia	100.00	100.00
Toyota Motor Manufacturing Turkey Inc.	Turkey	90.00	90.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00	100.00
Toyota Finance Australia Ltd.	Australia	100.00	100.00
Toyota Motor Asia Pacific Pte Ltd.	Singapore	100.00	100.00
Toyota Motor Thailand Co., Ltd.	Thailand	86.43	86.43
Toyota Leasing (Thailand) Co., Ltd.	Thailand	79.17	79.17
Toyota do Brasil Ltda.	Brazil	100.00	100.00
Toyota South Africa Motors (Pty) Ltd.	South Africa	100.00	100.00

4.D PROPERTY, PLANTS AND EQUIPMENT

As of March 31, 2007, Toyota and its affiliates produce automobiles and related components through more than 50 manufacturing organizations in 26 countries and regions around the world. The facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Thailand, China, Taiwan, South Africa, Australia, Argentina and Brazil.

In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

The following table sets forth information, as of March 31, 2007, with respect to Toyota’s principal facilities and organizations, all of which are owned by Toyota Motor Corporation or its subsidiaries. However, small portions, all under approximately 20%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Floor Space (thousand square meters)	Principal Products or Functions
Japan

Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	1,300	Research and Development
Tahara Plant	Tahara City, Aichi Pref.	1,170	Automobiles
Motomachi Plant	Toyota City, Aichi Pref.	880	Automobiles
Takaoka Plant	Toyota City, Aichi Pref.	710	Automobiles
Tsutsumi Plant	Toyota City, Aichi Pref.	620	Automobiles
Kamigo Plant	Toyota City, Aichi Pref.	570	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	520	Automobiles
Kinu-ura Plant	Hekinan City, Aichi Pref.	380	Automobile parts
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref.	300	Research and Development
Nagoya Office	Nagoya City, Aichi Pref.	50	Office
Daihatsu Motors Co., Ltd.	Ikeda City, Osaka, etc.	1,030	Automobiles
Toyota Auto Body Co., Ltd.	Kariya City, Aichi Pref., etc.	960	Automobiles
Hino Motors, Ltd.	Hino City, Tokyo, etc.	950	Automobiles
Toyota Motor Kyushu, Inc.	Miyawaka City, Fukuoka Pref., etc.	570	Automobiles
Kanto Auto Works, Ltd.	Susono City, Shizuoka Pref., etc.	380	Automobiles

Outside Japan

Toyota Motor Thailand Co., Ltd.	Samut Prakan, Thailand	2,370	Automobiles
Toyota Motor Sales, U.S.A., Inc.	California, U.S.A.	850	Sales facilities
Toyota Motor Manufacturing, Indiana, Inc.	Indiana, U.S.A.	380	Automobiles
Toyota Motor Corporation Australia, Ltd.	Victoria, Australia	220	Automobiles
Toyota Motor Manufacturing, Texas, Inc.	Texas, U.S.A.	200	Automobiles

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

As of March 31, 2007, property, plant and equipment having a net book value of approximately ¥89,233 million was pledged as collateral securing indebtedness incurred by Toyota Motor Corporation’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets

Toyota considers all its principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of its operations.

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

Overview

The business segments of Toyota include automotive operations, financial services operations and all other operations. Automotive operations is Toyota’s most significant business segment, accounting for 89% of Toyota’s total revenues before the elimination of intersegment revenues and 91% of Toyota’s total operating income before the elimination of intersegment revenues and costs for the year ended March 31, 2007. The operating income from automotive operations as a percentage of total operating income increased by 1% compared with fiscal 2006 due to an increase in operating income from automotive operations. Toyota’s primary markets based on vehicle unit sales for the year ended March 31, 2007 were: Japan (27%), North America (35%), Europe (14%), and Asia (9%).

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

	(Thousands of Units)
	Year Ended March 31,
	2005	2006	2007
Japan	2,381	2,364	2,273
North America	2,271	2,556	2,942
Europe	979	1,023	1,224
Asia	833	880	789
Other	944	1,151	1,296

Overseas total	5,027	5,610	6,251

Total	7,408	7,974	8,524

Toyota’s consolidated unit sales in Japan decreased during fiscal 2006 and 2007 as compared to each of the respective prior years. During fiscal 2007, however, Toyota and Lexus’ market share excluding mini-vehicles and Toyota’s market share (including Daihatsu and Hino) including mini-vehicles, respectively, represented a record high reflecting the sales efforts of domestic dealers, despite a decline in the overall domestic market. In addition, overseas vehicle unit sales increased during fiscal 2006 and 2007. During fiscal 2007, vehicle unit sales increased in North America and Europe due to extensive product offerings that catered to regional needs but decreased in Asia due to a decline in certain countries’ markets, such as Indonesia and Taiwan, while vehicle unit sales increased in North America, Europe, Asia, and Other during fiscal 2006.

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

Changes in laws, regulations, policies and other governmental actions can also materially impact the profitability of Toyota’s automotive operations. These laws, regulations and policies include those attributed to environmental matters and vehicle safety, fuel economy and emissions that can add significantly to the cost of vehicles. The European Union has enforced a directive that requires manufacturers to be financially responsible for taking back end-of-life vehicles and to take measures to ensure that adequate used vehicle disposal facilities are established and those hazardous materials and recyclable parts are removed from vehicles prior to scrapping. Please see “— Legislation Regarding End-of-Life Vehicles” and “Information on the Company — Business Overview — Governmental Regulation, Environmental and Safety Standards” and note 23 to the consolidated financial statements for a more detailed discussion of these laws, regulations and policies.

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

The worldwide automotive industry is in a period of globalization, which may continue for the foreseeable future, and in general the competitive environment in which Toyota operates is likely to intensify. Toyota believes it has the resources, strategies and technologies in place to compete effectively in the industry as an independent company for the foreseeable future.

In October 2004, Araco Corporation (“Araco”) spun off its automotive manufacturing business that was merged into Toyota Auto Body Co., Ltd. while the remaining operations of Araco were merged with Takanichi Co., Ltd. (“Takanichi”) and Toyoda Boshoku Corporation to become Toyota Boshoku Corporation (“Toyota Boshoku”). As a result, Toyota’s ownership interests in Toyota Boshoku increased to 49.63% and Toyota

Boshoku has been accounted for using the equity method since the latter half of fiscal 2005. Prior to the merger, Araco and Takanichi were consolidated subsidiaries of Toyota and included their financial results in Toyota’s consolidated financial statements. Toyota Boshoku is primarily engaged in the development, manufacturing and sales of automotive interior and filter parts.

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

Toyota’s financial assets increased during fiscal 2007 resulting primarily from the continued expansion of its financial services operations in North America.

The following table provides information regarding Toyota’s finance receivables and operating leases as of March 31, 2006 and 2007.

	Yen in millions
	March 31,
	2006	2007
Finance Receivables
Retail	¥5,930,822	¥7,005,631
Finance leases	741,280	756,421
Wholesale and other dealer loans	1,998,814	2,342,926

	8,670,916	10,104,978
Deferred origination costs	92,798	106,063
Unearned income	(334,796)	(367,829)
Allowance for credit losses	(101,383)	(112,116)

Total finance receivables, net	8,327,535	9,731,096
Less – Current portion	(3,497,319)	(4,036,363)

Noncurrent finance receivables, net	¥4,830,216	¥5,694,733

Operating Leases
Vehicles	¥2,503,064	¥3,202,674
Equipment	102,362	106,663

	2,605,426	3,309,337
Less – Accumulated depreciation	(579,896)	(763,485)

Vehicles and equipment on operating leases, net	¥2,025,530	¥2,545,852

Toyota continues to originate leases to finance new Toyota vehicles. These leasing activities are subject to residual value risk. Residual value risk could arise when the lessee of a vehicle does not exercise the option to purchase the vehicle at the end of the lease term. The number of vehicles returned at the end of leases term has decreased in recent years. For example, approximately 20% of vehicles leased by Toyota Motor Credit Corporation, Toyota’s financing subsidiary located in the United States, were returned at the end of the applicable lease periods during fiscal 2007, which represents a continuing decrease in the return rates of approximately 40% and 30% in fiscal 2005 and 2006, respectively, due to a narrowing spread between contractual residual values and end of lease market values. To avoid a loss on a vehicle returned to Toyota at the end of the lease term, Toyota must resell or re-lease the vehicle at or above the residual value of the vehicle. If Toyota is unable to recover the residual value of the vehicle, it will incur a loss at the end of the lease, which may offset a portion of the earnings on the lease. To the extent that sales incentives remain an integral part of sales promotions (reducing new vehicle prices and cost of ownership), resale prices of used vehicles and, correspondingly, the fair value of Toyota’s leased vehicles could be subject to downward pressure. During fiscal 2006 and 2007, losses have decreased mainly due to a decrease in the number of vehicles returned. See discussion in the Critical Accounting Estimates section regarding “Investment in Operating Leases” and note 2 to the consolidated financial statements regarding the allowance for residual values losses.

Toyota maintains an overall risk management strategy to mitigate its exposure to fluctuations in interest rates and currency exchange rates. Toyota enters into interest rate swap agreements and cross currency interest rate swap agreements to convert its fixed-rate debt to variable-rate functional currency debt. Toyota formally documents relationships between the derivative instrument and the hedged item, as well as its risk-management strategy for undertaking hedge transactions. If Toyota elects fair value hedge accounting, derivative instruments are designated with specific liabilities on Toyota’s consolidated balance sheet, and the fair value quarterly change component of each derivative instrument and hedged item is included in the assessment of hedge effectiveness. Most interest rate swap agreements are executed as an integral part of specific debt transactions, achieving designated hedges. Toyota uses cross currency interest rate swap agreements to entirely hedge exposure to currency exchange rate fluctuations on principal and/or interest payments and to manage its exposure to interest rate fluctuations. Certain derivative instruments are entered into to hedge interest rate risk from an economic perspective and are not designated to specific assets or liabilities on Toyota’s consolidated balance sheet. Accordingly, unrealized gains or losses related to derivatives that are not designated to specific assets and liabilities on Toyota’s consolidated balance sheet are recognized currently in operations. As a result, earnings are impacted by these non-designated derivatives. The impact of recognizing these unrealized gains and losses attributed to non-designated derivatives resulted in an increase, decrease, and decrease in net income in fiscal 2005, 2006 and 2007, respectively. Toyota does not use any derivative instruments for trading purposes. See discussion in the Critical Accounting Estimates section regarding “Derivatives and Other Contracts at Fair Value”, and further discussion in the Market Risk Disclosures section.

In addition, aggregated funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs increased during fiscal 2006 and 2007 as a result of higher interest rates and an increase in borrowings, primarily in the United States.

Toyota launched its credit card business in Japan at the beginning of fiscal 2002. As of March 31, 2006, Toyota had 5.4 million cardholders, an increase of 0.7 million cardholders compared with March 31, 2005, and as of March 31, 2007, Toyota had 6.1 million cardholders, an increase of 0.7 million cardholders compared with March 31, 2006. Corresponding to the increase in cardholders, the credit card receivables at March 31, 2006 increased by ¥27.0 billion from March 31, 2005 to ¥171.2 billion. The credit card receivables at March 31, 2007 increased by ¥30.0 billion from March 31, 2006 to ¥201.2 billion.

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

Translation risk is the risk that Toyota’s consolidated financial statements for a particular period or for a particular date will be affected by changes in the prevailing exchange rates of the currencies in those countries in which Toyota does business compared with the Japanese yen. Even though the fluctuations of currency exchange rates to the Japanese yen can be substantial, and, therefore, significantly impact comparisons with prior periods and among the various geographic markets, the translation effect is a reporting consideration and does not reflect Toyota’s underlying results of operations. Toyota does not hedge against translation risk.

Transaction risk is the risk that the currency structure of Toyota’s costs and liabilities will deviate from the currency structure of sales proceeds and assets. Transaction risk relates primarily to sales proceeds from Toyota’s non-domestic operations from vehicles produced in Japan.

Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles. In calendar 2005 and 2006, Toyota produced 62.0% and 61.1% of Toyota’s non-domestic sales outside Japan, respectively. In North America, 61.1% and 54.7% of vehicles sold in calendar 2005 and 2006 were produced locally, respectively. In Europe, 59.6% and 70.7% of vehicles sold in calendar 2005 and 2006 were produced locally, respectively. Localizing production enables Toyota to purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.

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

Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income. A strengthening of the Japanese yen against other currencies has the opposite effect. The Japanese yen has on average been weaker against the U.S. dollar and the euro during fiscal 2006 and 2007. At the end of fiscal 2006 and 2007, the Japanese yen was weaker against the U.S. dollar and the euro in comparison to the end of the respective prior fiscal year. See further discussion in the Market Risk Disclosures section regarding “Foreign Currency Exchange Rate Risk”.

During fiscal 2006 and 2007, the average value of the yen fluctuated against the major currencies including the U.S. dollar and euro compared with the average value of the previous fiscal year, respectively. The operating results excluding the impact of currency fluctuations described in the “Results of Operations — Fiscal 2007 Compared with Fiscal 2006” and the “Results of Operations — Fiscal 2006 Compared with Fiscal 2005” show results of net revenues obtained by applying the yen’s average exchange rate in the previous fiscal year to the local currency-denominated net revenues for fiscal 2006 and 2007, respectively, as if the value of the yen had remained constant for the comparable periods. Results excluding the impact of currency fluctuations year-on-year are not on the same basis as Toyota’s consolidated financial statements and do not conform with

U.S. GAAP. Furthermore, Toyota does not believe that these measures are a substitute for U.S. GAAP measures. However, Toyota believes that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

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

	Yen in millions
	For the years ended March 31,
	2005	2006	2007
Japan	¥7,408,136	¥7,735,109	¥8,152,884
North America	6,187,624	7,455,818	8,771,495
Europe	2,305,450	2,574,014	3,346,013
Asia	1,572,113	1,836,855	1,969,957
Other	1,078,203	1,435,113	1,707,742

Results of Operations — Fiscal 2007 Compared with Fiscal 2006

Net Revenues

Toyota had net revenues for fiscal 2007 of ¥23,948.0 billion, an increase of ¥2,911.1 billion, or 13.8%, compared with the prior year. This increase principally reflects the impact of increased vehicle unit sales, increased financings operations, increased parts sales and the favorable impact of fluctuations in foreign currency translation rates during fiscal 2007. Eliminating the difference in the yen value used for translation purposes, net revenues would have been approximately ¥23,195.8 billion during fiscal 2007, a 10.3% increase compared with the prior year. Toyota’s net revenues include net revenues from sales of products that increased during fiscal 2007 by 13.0% from the prior year to ¥22,670.1 billion and net revenues from financing operations that increased 30.8% in fiscal 2007 compared with the prior year to ¥1,277.9 billion. Eliminating the difference in the yen value used for translation purposes, net revenues from sales of products would have been approximately ¥21,963.4 billion, a 9.5% increase, while net revenues from financing operations would have increased approximately 26.1% during fiscal 2007 compared to the prior year to ¥1,232.4 billion. Geographically, net revenues for fiscal 2007 increased by 5.4% in Japan, 17.6% in North America, 30.0% in Europe, 7.2% in Asia and 19.0% in Other compared with the prior year. Eliminating the difference in the yen value used for translation purposes, net revenues in fiscal 2007 would have increased by 5.4% in Japan, 13.9% in North America, 19.7% in Europe, and 17.0% in Other, and decreased by 2.4% in Asia compared with the prior year.

The following is a discussion of net revenues for each of Toyota’s business segments. The net revenue amounts discussed are amounts before the elimination of intersegment revenues.

Automotive Operations Segment

Net revenues from Toyota’s automotive operations segment, which constitute the largest percentage of Toyota’s net revenues, increased during fiscal 2007 by ¥2,589.9 billion, or 13.4% compared with the prior year to ¥21,928.0 billion. The increase resulted primarily from the approximate ¥1,200 billion impact attributed to the vehicle unit sales growth partially offset by changes in sales mix, the ¥704.6 billion impact of fluctuations in foreign currency translation rates during fiscal 2007, and the impact of increased parts sales. Eliminating the difference in the yen value used for translation purposes, automotive operations segment net revenues would have been approximately ¥21,223.4 billion during fiscal 2007, a 9.7% increase compared to the prior year. In fiscal 2007, net revenues in Japan were favorably impacted primarily by vehicle unit sales growth in the export markets, which was partially offset by changes in sales mix compared to fiscal 2006. Net revenues in North America were favorably impacted by vehicle unit sales growth and fluctuations in foreign currency translation rates during fiscal 2007. Net revenues in Europe were favorably impacted primarily by vehicle unit sales growth and fluctuations in foreign currency translation rates during fiscal 2007. Net revenues in Asia were favorably impacted primarily by fluctuations in foreign currency translation rates during fiscal 2007, which was partially offset by the impact of a decrease in vehicle unit sales. Net revenues in Other were favorably impacted primarily by vehicle unit sales growth due to the IMV series.

Financial Services Operations Segment

Net revenues in fiscal 2007 for Toyota’s financial services operations increased by ¥303.6 billion or 30.5% compared to the prior year to ¥1,300.5 billion. This increase resulted primarily from the impact of a higher volume of financings mainly in North America and the favorable impact of fluctuations in foreign currency translation rates during fiscal 2007. Eliminating the difference in the yen value used for translation purposes, financial services operations net revenues would have been approximately ¥1,254.2 billion during fiscal 2007, a 25.8% increase compared with the prior year.

All Other Operations Segment

Net revenues for Toyota’s other businesses increased by ¥133.4 billion, or 11.2%, to ¥1,323.7 billion during fiscal 2007 compared with the prior year. This increase primarily relates to increased sales attributed to the housing business and the expansion of intelligent transport systems operations.

Operating Costs and Expenses

Operating costs and expenses increased by ¥2,550.8 billion, or 13.3%, to ¥21,709.4 billion during fiscal 2007 compared with the prior year. The increase resulted primarily from the approximate ¥900 billion impact on costs of products attributed to vehicle unit sales growth partially offset by changes in sales mix, a ¥708.5 billion impact of fluctuations in foreign currency translation rates, a ¥78.1 billion increase in research and development expenses, increased expenses in expanding business operations and increased costs related to the corresponding increase in parts sales. These increases were partially offset by the approximate ¥100 billion impact attributed to the net impact of cost reduction efforts including the rise in prices of production materials and parts in fiscal 2007.

Continued cost reduction efforts reduced operating costs and expenses in fiscal 2007 by approximately ¥100 billion, partially offset by increases in the prices of steel, precious metals, non-ferrous alloys including aluminum, plastic parts and other production materials and parts, over what would have otherwise been incurred. These cost reduction efforts relate to ongoing value engineering and value analysis activities, the use of common parts that result in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of products sold increased by ¥2,021.0 billion, or 12.4%, to ¥18,356.3 billion during fiscal 2007 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥2,005.5 billion, or 12.8%, for the automotive operations and an increase of ¥118.9 billion, or 11.7%, for all other operations segment. The increase in cost of products sold for automotive operations is primarily attributed to the increased vehicle unit sales partially offset by changes in sales mix, the impact of the increase in parts sales, the impact of the increase in research and development expenses and the impact of fluctuations in foreign currency translation rates during fiscal 2007, which were partially offset by the impact of continued cost reduction efforts. The increase in cost of products sold for all other operations primarily related to the increase in net revenues.

Cost of financing operations increased by ¥262.4 billion, or 43.1%, to ¥872.1 billion during fiscal 2007 compared with the prior year. The increase resulted primarily from the impact of increased interest expenses caused primarily by higher interest rates and an increase in borrowings attributed to business expansion in the United States. The increase is also attributed to the impact of losses due to changes in the fair value of derivative financial instruments that are not designated as hedges and are marked-to-market at the end of each period.

Selling, general and administrative expenses increased by ¥267.4 billion, or 12.1%, to ¥2,481.0 billion during fiscal 2007 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥239.6 billion, or 11.9%, for the automotive operations, an increase of ¥35.3 billion, or 15.5%, for the financial services operations and an increase of ¥14.6 billion, or 10.9%, for all other operations segment. The increase for the automotive operations consisted primarily of the impact of increased expenses in expanding business operations and the impact of fluctuations in foreign currency translation rates. The increase for the financial services operations is primarily attributed to impact of increased expenses and the impact of fluctuations in foreign currency translation rates.

Research and development expenses (included in cost of products sales and selling, general and administrative expenses) increased by ¥78.1 billion, or 9.6%, to ¥890.7 billion during fiscal 2007 compared with the prior year. This increase primarily relates to expenditures attributed to the development of environmentally conscious technologies including hybrid and fuel-cell technology, aggressive developments in advanced technologies relating to collision safety and vehicle stability controls and the impact of expanding new models to promote Toyota’s strength in a global market to further build up competitive strength in the future.

Operating Income

Toyota’s operating income increased by ¥360.3 billion, or 19.2%, to ¥2,238.6 billion during fiscal 2007 compared with the prior year. Operating income was favorably affected by the vehicle unit sales growth partially offset by changes in sales mix, the impact of increased parts sales, continued cost reduction efforts and the favorable impact of fluctuations in foreign currency translation rates. These increases were partially offset by increases in research and development expenses and the impact of business expansion. As a result, operating income increased to 9.3% as a percentage of net revenues for fiscal 2007 compared to 8.9% in the prior year.

During fiscal 2007, operating income (before the elimination of intersegment profits) by significant geographies resulted in an increase of ¥381.3 billion, or 35.4%, in Japan, a decrease of ¥46.0 billion, or 9.3%, in North America, an increase of ¥43.4 billion, or 46.2% in Europe, a decrease of ¥27.9 billion, or 19.2%, in Asia, and an increase of ¥16.3 billion, or 24.3% in Other compared with the prior year. The increase in Japan relates primarily to the vehicle unit sales growth in the export markets partially offset by changes in sales mix, continued cost reduction efforts and the favorable impact of fluctuations in foreign currency translation rates. The increase was partially offset by increases in research and development expenses. The decrease in North America is attributed primarily to the impact of start-up costs relating to the Texas plant, and the impact of losses due to changes in the fair value of derivative financial instruments such as interest rate swaps, partially offset by the increase in vehicle unit sales, the impact of cost reduction efforts in the manufacturing operations and the favorable impact of fluctuations in foreign currency translation rates. The increase in Europe relates mainly to the impact of an increase in production volume and vehicle unit sales, cost reduction efforts in the manufacturing operations and the favorable impact of fluctuations in foreign currency translation rates. The decrease in Asia relates primarily to the decrease in production volume and vehicle unit sales. The increase in Other relates primarily to the impact of the increase in production volume and vehicle unit sales mainly attributed to the IMV series.

The following is a discussion of operating income for each of Toyota’s business segments. The operating income amounts discussed are before the elimination of intersegment profits.

Automotive Operations Segment

Operating income from Toyota’s automotive operations increased by ¥344.8 billion, or 20.4%, to ¥2,038.8 billion during fiscal 2007 compared with the prior year. This increase is primarily attributed to the increase in vehicle unit sales, the increase in parts sales, the impact of continued cost reduction efforts and the favorable impact of fluctuations in foreign currency translation rates. This increase was partially offset by, the increase in research and development expenses and the increase in expenses corresponding to business expansion.

Financial Services Operations Segment

Operating income from Toyota’s financial services operations increased by ¥2.7 billion, or 1.7%, to ¥158.5 billion during fiscal 2007 compared with the prior year. This increase is primarily attributed to the impact of a higher volume of financing activities mainly in North America and the favorable impact of fluctuations in foreign currency translation rates, which was partially offset by the impact of losses due to changes in the fair value of derivative financial instruments such as interest rate swaps.

All Other Operations Segment

Operating income from Toyota’s other businesses remained consistent to ¥39.6 billion during fiscal 2007 compared with the prior year.

Other Income and Expenses

Interest and dividend income increased by ¥38.0 billion, or 40.4%, to ¥132.0 billion during fiscal 2007 compared with the prior year mainly due to an increase in investment securities held by the United States subsidiaries.

Interest expense increased by ¥ 27.7 billion, or 2.3 times to ¥49.3 billion during fiscal 2007 compared with the prior year due to an increase in interest expense in the automotive operations segment.

Foreign exchange gains, net increased by ¥22.2 billion, or 3.1 times, to ¥33.0 billion during fiscal 2007 compared with the prior year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated sales translated at prevailing exchange rates and the value of the sales amounts settled during the year, including those settled using forward foreign currency exchange contracts.

Other income, net decreased by ¥97.6 billion, or 77.6%, to ¥28.2 billion during fiscal 2007 compared with the prior year. This decrease primarily relates to the gain of ¥143.3 billion yen for a nonmonetary exchange of marketable equity securities recorded during fiscal 2006. The gain was calculated in accordance with Emerging Issues Task Force (“EITF”) No. 91-5 “Nonmonetary Exchange of Cost-Method Investments”, which was determined as the difference between acquisition costs of pre-merger UFJ Holdings, Inc. shares that Toyota had held and the fair market value of post-merger Mitsubishi UFJ Financial Group, Inc. shares that Toyota received in exchange for shares of UFJ Holdings, Inc. following the merger between Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc.

Income Taxes

The provision for income taxes increased by ¥103.2 billion, or 13.0%, to ¥898.3 billion during fiscal 2007 compared with the prior year primarily due to the increase in income before income taxes. The effective tax rate for fiscal 2007 remained relatively unchanged compared to the rate for fiscal 2006.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliated Companies

Minority interest in consolidated subsidiaries decreased by ¥34.7 billion, or 41.1%, to ¥49.7 billion during fiscal 2007 compared with the prior year. This decrease was mainly due to the decrease of a gain calculated in accordance with EITF 91-5 from the nonmonetary exchange of marketable equity investments related shares of UFJ Holdings, Inc. held by a domestic consolidated subsidiary prior to the merger with Mitsubishi Tokyo Financial Group, Inc. resulting in the receipt of new shares in the post-merger entity.

Equity in earnings of affiliated companies during fiscal 2007 increased by ¥45.2 billion, or 27.5%, to ¥209.5 billion compared with the prior year due to an increase in net income attributable to favorable operations at the affiliated companies.

Net Income

Toyota’s net income increased by ¥271.9 billion, or 19.8%, to ¥1,644.0 billion during fiscal 2007 compared with the prior year.

Other Comprehensive Income and Loss

Other comprehensive income decreased by ¥344.9 billion, or 66.6%, to ¥173.0 billion for fiscal 2007 compared with the prior year. This decrease resulted primarily from a decrease in unrealized holding gains on securities during fiscal 2007 of ¥38.8 billion compared with unrealized holding gains of ¥244.6 billion in the prior year reflecting an incremental improvement in the Japanese stock market during fiscal 2006 and a decrease in foreign currency translation adjustment gains of ¥130.7 billion in fiscal 2007 compared with gains of ¥268.4 billion in the prior year.

Results of Operations — Fiscal 2006 Compared with Fiscal 2005

Net Revenues

Toyota had net revenues for fiscal 2006 of ¥21,036.9 billion, an increase of ¥2,485.4 billion, or 13.4%, compared with the prior year. This increase principally reflects the impact of increased vehicle unit sales, increased parts sales, increased financings operations and the favorable impact of fluctuations in foreign currency translation rates during fiscal 2006. Eliminating the difference in the yen value used for translation purposes, net revenues would have been approximately ¥20,405.1 billion during fiscal 2006, a 10.0% increase compared with the prior year. Toyota’s net revenues include net revenues from sales of products that increased during fiscal 2006 by 12.8% from the prior year to ¥20,059.5 billion and net revenues from financing operations that increased 28.5% in fiscal 2006 compared with the prior year to ¥977.4 billion. Eliminating the difference in the yen value used for translation purposes, net revenues from sales of products would have been approximately ¥19,472.4 billion, a 9.5% increase, while net revenues from financing operations would have increased approximately 22.6% during fiscal 2006 compared to the prior year to ¥932.7 billion. Geographically, net revenues for fiscal 2006 increased by 4.4% in Japan, 20.5% in North America, 11.6% in Europe, 16.8% in Asia and 33.1% in Other compared with the prior year. Eliminating the difference in the yen value used for translation purposes, net revenues in fiscal 2006 would have increased by 4.4% in Japan, 14.2% in North America, 9.2% in Europe, 11.1% in Asia and 24.4% in Other compared with the prior year.

The following is a discussion of net revenues for each of Toyota’s business segments. The net revenue amounts discussed are amounts before the elimination of intersegment revenues.

Automotive Operations Segment

Net revenues from Toyota’s automotive operations segment, which constitute the largest percentage of Toyota’s net revenues, increased in fiscal 2006 by ¥2,224.6 billion, or 13.0% compared with the prior year to ¥19,338.1 billion. The increase resulted primarily from the approximate ¥1,200 billion impact attributed to the vehicle unit sales growth partially offset by changes in sales mix, the ¥585.9 billion impact of fluctuations in foreign currency translation rates during fiscal 2006, and the impact of increased parts sales. Eliminating the difference in the yen value used for translation purposes, automotive operations segment net revenues would have been approximately ¥18,752.2 billion during fiscal 2006, a 9.6% increase compared to the prior year. In fiscal 2006, net revenues in Japan were favorably impacted primarily by vehicle unit sales growth in the export markets, which was partially offset by changes in sales mix compared to fiscal 2005. Net revenues in North America were favorably impacted by vehicle unit sales growth and fluctuations in foreign currency translation rates during fiscal 2006. Net revenues in Europe were favorably impacted primarily by vehicle unit sales growth and fluctuations in foreign currency translation rates during fiscal 2006. Net revenues in Asia were favorably impacted primarily by vehicle unit sales growth that includes sales both to Asia and outside of Asia due to the IMV series and the favorable impact of fluctuations in foreign currency translation rates during fiscal 2006. Net revenues in Other were favorably impacted primarily by vehicle unit sales growth due to the IMV series.

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

Operating Costs and Expenses

Operating costs and expenses increased by ¥2,279.3 billion, or 13.5%, to ¥19,158.6 billion during fiscal 2006 compared with the prior year. The increase resulted primarily from the approximate ¥1,000 billion impact on costs of products attributed to vehicle unit sales growth partially offset by changes in sales mix, a ¥587.2 billion impact of fluctuations in foreign currency translation rates, a ¥57.5 billion increase in research and development expenses, a ¥47.2 billion decrease in net gain on the transfer to the government of the substitutional portion of certain employee pension funds in Japan, increased expenses in expanding business operations and increased costs related to the corresponding increase in parts sales. These increases were partially offset by the approximate ¥130 billion impact attributed to the net impact of cost reduction efforts including rise in prices of production materials and parts in fiscal 2006.

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

Continued cost reduction efforts reduced operating costs and expenses in fiscal 2006 by approximately ¥130 billion, partially offset by increases in the prices of steel, precious metals, non-ferrous alloys including aluminum, plastic parts and other production materials and parts, over what would have otherwise been incurred. These cost reduction efforts relate to ongoing value engineering and value analysis activities, the use of common parts that result in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of products sold increased by ¥1,835.1 billion, or 12.7%, to ¥16,335.3 billion during fiscal 2006 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥1,790.5 billion, or 12.9%, for the automotive operations and an increase of ¥142.2 billion, or 16.3%, for the all other operations segment. The increase in cost of products sold for automotive operations is primarily attributed to the increased vehicle unit sales partially offset by changes in sales mix, the impact of increased parts sales, the impact of the increase in research and development expenses and the impact of fluctuations in foreign currency translation rates during fiscal 2006, which were partially offset by the impact of continued cost reduction efforts and the impact of decrease in the settlement losses relating to the transfer to the government of the substitutional portion. The increase in cost of products sold for all other operations primarily related to the increase in net revenues.

Cost of financing operations increased by ¥239.9 billion, or 64.8%, to ¥609.7 billion during fiscal 2006 compared with the prior year. The increase resulted primarily from the impact of increased interest expenses caused primarily by higher interest rates and an increase in borrowings attributed to business expansion in the United States and the impact of losses due to changes in the fair value of derivative financial instruments that are not designated as hedges and are marked-to-market at the end of each period.

Selling, general and administrative expenses increased by ¥204.4 billion, or 10.2%, to ¥2,213.6 billion during fiscal 2006 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥192.6 billion, or 10.6%, for the automotive operations, a increase of ¥23.2 billion, or 11.4%, for the financial services operations and an increase of ¥11.8 billion, or 9.6%, for all other operations segment. The increase for the automotive operations consisted primarily of the impact from the reduction of gains attributed to the transfer of the substitutional portion of certain employee pension funds to the government, the impact of increased expenses in expanding business operations and the impact of fluctuations in foreign currency translation rates. The increase for the financial services operations is primarily attributed to impact of increased expenses and the impact of fluctuations in foreign currency translation rates.

Research and development expenses (included in cost of products sales and selling, general and administrative expenses) increased by ¥57.5 billion, or 7.6%, to ¥812.6 billion during fiscal 2006 compared with the prior year. This increase primarily relates to expenditures attributed to the development of environmentally conscious technologies including hybrid and fuel-cell technology, aggressive developments in advanced technologies relating to collision safety and vehicle stability controls and the impact of expanding new models to promote Toyota’s strength in a global market to further build up competitive strength in the future.

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

Automotive Operations Segment

Operating income from Toyota’s automotive operations increased by ¥241.5 billion, or 16.6%, to ¥1,694.0 billion during fiscal 2006 compared with the prior year. This increase is primarily attributed to the increase in vehicle unit sales, the increase in parts sales, the impact of continued cost reduction efforts and the favorable impact of fluctuations in foreign currency translation rates. This increase was partially offset by a reduction in the net gains on the transfer to the government of the substitutional portion of certain employee pension funds, the increase in research and development expenses and the increase in expenses corresponding to business expansion.

Financial Services Operations Segment

Operating income from Toyota’s financial services operations decreased by ¥45.0 billion, or 22.4%, to ¥155.8 billion during fiscal 2006 compared with the prior year. This decrease was primarily due to the impact of losses from changes in the fair value of derivative financial instruments such as interest rate swaps and the impact of adjustments made by a sales financing subsidiary in fiscal 2005 for the correction of errors relating to prior periods (see note 24 to the consolidated financial statements), despite of the increase in the finance receivables asset base and the favorable impact of fluctuations in foreign currency translation rates.

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

Income Taxes

The provision for income taxes increased by ¥137.2 billion, or 20.9%, to ¥795.1 billion during fiscal 2006 compared with the prior year primarily due to the increase in income before income taxes. The effective tax rate for fiscal 2006 was relatively unchanged compared to the rate for fiscal 2005.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliated Companies

Minority interest in consolidated subsidiaries increased by ¥19.5 billion, or 30.0%, to ¥84.4 billion during fiscal 2006 compared with the prior year. This increase was mainly due to favorable operating results at consolidated subsidiaries and a gain calculated in accordance with EITF 91-5 from the nonmonetary exchange of marketable equity investments related shares of UFJ Holdings, Inc. held by a domestic consolidated subsidiary prior to the merger with Mitsubishi Tokyo Financial Group, Inc. resulting in the receipt of new shares in the post-merger entity.

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

Legislation Regarding End-of-Life Vehicles

In October 2000, the European Union enforced a directive that requires member states to promulgate regulations implementing the following:

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

In March 2006, FASB issued FAS No. 156, Accounting for Servicing of Financial Assets (“FAS 156”), which amends FAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”), with respect to the accounting for separately recognized servicing assets and servicing liabilities. FAS 156 is effective for fiscal year beginning after September 15, 2006. Management does not expect this Statement to have a material impact on Toyota’s consolidated financial statements.

In September 2006, FASB issued FAS No. 157, Fair Value Measurements (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal year beginning after November 15, 2007 and interim period within the fiscal year. Management is evaluating the impact of adopting FAS 157 on Toyota’s consolidated financial statements.

In September 2006, FASB issued FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“FAS 158”). FAS 158 requires employers to recognize the overfunded or underfunded status of their defined benefit postretirement plans as an asset or a liability on their balance sheets, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Toyota adopted the provisions regarding recognition of funded status and disclosure under FAS 158 as of the end of the fiscal year ending after December 15, 2006. See note 19 to the consolidated financial statements for the impact of the adoption of the provisions on Toyota’s consolidated financial statements. FAS 158 also requires employers to measure the funded status of their defined benefit postretirement plans as of the date of their year-end statement of financial position. This provision in FAS 158 regarding a measurement date is effective for fiscal year ending after December 15, 2008. Management is evaluating the impact of adopting this provision on Toyota’s consolidated financial statements.

In February 2007, FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115 (“FAS 159). FAS 159 permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis and subsequent change in fair value must be recorded in earnings at each reporting date. FAS 159 is effective for fiscal year beginning after November 15, 2007. Management is evaluating the impact of adopting FAS 159 on Toyota’s consolidated financial statements.

In June 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in tax positions and requires a company to recognize in its financial statements, the impact of a tax position, if that position is more likely than not to be sustained on audit, based on the technical merits of the position. FIN 48 is effective for fiscal year beginning after December 15, 2006. Management is evaluating the impact of adopting FIN 48 on Toyota’s consolidated financial statements.

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

Allowance for Doubtful Accounts and Credit Losses

Natures of estimates and assumptions

Sales financing and finance lease receivables consist of retail installment sales contracts secured by passenger cars and commercial vehicles. Collectibility risks include consumer and dealer insolvencies and insufficient collateral values (less costs to sell) to realize the full carrying values of these receivables. As a matter of policy, Toyota maintains an allowance for doubtful accounts and credit losses representing management’s estimate of the amount of asset impairment in the portfolios of finance, trade and other receivables. Toyota determines the allowance for doubtful accounts and credit losses based on a systematic, ongoing review and evaluation performed as part of the credit-risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors. This evaluation is inherently judgmental and requires material estimates, including the amounts and timing of future cash flows expected to be received, which may be susceptible to significant change. Although management considers the allowance for doubtful accounts and credit losses to be adequate based on information currently available, additional provisions may be necessary due to (i) changes in management estimates and assumptions about asset impairments, (ii) information that indicates changes in expected future cash flows, or (iii) changes in economic and other events and conditions. To the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the collateral value of Toyota’s sales financing and finance lease receivables could experience further downward pressure. If these factors require a significant increase in Toyota’s allowance for doubtful accounts and credit losses, it could negatively affect future operating results of the financial services operations. The level of credit losses, which has a greater impact on Toyota’s results of operations, is influenced primarily by two factors: frequency of occurrence and severity of loss. For evaluation purposes, exposures to credit loss are segmented into the two primary categories of “consumer” and “dealer”. Toyota’s consumer portfolio consists of smaller balances that are homogenous retail finance receivables and lease earning assets. The dealer portfolio consists of wholesale and other dealer financing receivables. The overall allowance for credit losses is evaluated at least quarterly, considering a variety of assumptions and factors to determine whether reserves are considered adequate to cover probable losses.

Sensitivity analysis

The level of credit losses, which could significantly impact Toyota’s results of operations, is influenced primarily by two factors: frequency of occurrence and severity of loss. The overall allowance for credit losses is evaluated at least quarterly, considering a variety of assumptions and factors to determine whether reserves are considered adequate to cover probable losses. The following table illustrates the effect of an assumed change in expected severity of loss, which we believe is one of the key critical estimates for determining the allowance for credit losses, assuming all other assumptions are held consistent. The table below represents the impact on the allowance for credit losses in Toyota’s financial services operations as any change impacts most significantly on the financial services operations.

Yen in millions
Effect on the allowance for credit losses as of March 31, 2007
10 percent increase in expected severity of loss	¥6,139

Investment in Operating Leases

Natures of estimates and assumptions

Vehicles on operating leases, where Toyota is the lessor, are valued at cost and depreciated over their estimated useful lives using the straight-line method to their estimated residual values. Toyota utilizes industry published information and its own historical experience to determine estimated residual values for these vehicles. Toyota evaluates the recoverability of the carrying values of its leased vehicles for impairment when there are indications of declines in residual values, and if impaired, Toyota recognizes an allowance for its residual values. In addition, to the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the fair value of Toyota’s leased vehicles could be subject to downward pressure. If resale prices of used vehicles decline, future operating results of the financial services operations are likely to be adversely affected by incremental charges to reduce estimated residual values. Throughout the life of the lease, management performs periodic evaluations of estimated end-of-term market values to determine whether estimates used in the determination of the contractual residual value are still considered reasonable. Factors affecting the estimated residual value at lease maturity include, but are not limited to, new vehicle incentive programs, new vehicle pricing, used vehicle supply, projected vehicle return rates, and projected loss severity. The vehicle return rate represents the number of leased vehicles returned at contract maturity and sold by Toyota during the period as a percentage of the number of lease contracts that, as of their origination dates, were scheduled to mature in the same period. A higher rate of vehicle returns exposes Toyota to higher potential losses incurred at lease termination. Severity of loss is the extent to which the end-of-term market value of a lease is less than its carrying value at lease end.

Sensitivity analysis

The following table illustrates the effect of an assumed change in the vehicle return rate, which we believe is one of the critical estimates, in determining the residual value losses, holding all other assumptions constant. The following table represents the impact on the residual value losses in Toyota’s financial services operations as those changes have a significant impact on financing operations.

Yen in millions
Effect on the residual value losses over the remaining terms of the operating leases on and after April 1, 2007
1 percent increase in vehicle return rate	¥1,062

Impairment of Long-Lived Assets

Toyota periodically reviews the carrying value of its long-lived assets held and used and assets to be disposed of, including goodwill and other intangible assets, when events and circumstances warrant such a review. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Management believes that the estimates of future cash flows and fair values are reasonable. However, changes in estimates of such cash flows and fair values would affect the evaluations and negatively affect future operating results of the automotive operations.

Pension Costs and Obligations

Natures of estimates and assumptions

Pension costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, benefits earned, interest costs, expected rate of return on plan assets, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Toyota’s pension costs and obligations.

The two most critical assumptions impacting the calculation of pension costs and obligations are the discount rates and the expected rates of returns on plan assets. Toyota determines the discount rates mainly based on the rates of high quality fixed income bonds or fixed income governmental bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. Toyota determines the expected rates of return for pension assets after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions. A weighted-average discount rate of 2.6% and a weighted-average expected rate of return on plan assets of 3.0% are the results of assumptions used for the various pension plans in calculating Toyota’s consolidated pension costs for fiscal 2007. Also, a weighted-average discount rate of 2.7% is the result of assumption used for the various pension plans in calculating Toyota’s consolidated pension obligations for fiscal 2007.

Sensitivity analysis

The following table illustrates the effects of assumed changes in weighted -average discount rate and the weighted-average expected rate of return on plan assets, which we believe are critical estimates in determining pension costs and obligations, assuming all other assumptions are consistent.

	Yen in millions
	Effect on pre-tax income for the year ending March 31, 2008	Effect on PBO as of March 31, 2007
Discount rates
0.5% decrease	¥(10,603)	¥127,860
0.5% increase	10,243	(110,149)
Expected rate of return on plan assets
0.5% decrease	¥(7,127)
0.5% increase	7,127

Derivatives and Other Contracts at Fair Value

Toyota uses derivatives in the normal course of business to manage its exposure to foreign currency exchange rates and interest rates. The accounting is complex and continues to evolve. In addition, there are significant judgments and estimates involved in the estimating of fair value in the absence of quoted market values. These estimates are based upon valuation methodologies deemed appropriate in the circumstances. However, the use of different assumptions may have a material effect on the estimated fair value amounts.

Marketable securities

Toyota’s accounting policy is to record a write-down of such investments to net realizable value when a decline in fair value below the carrying value is other-than-temporary. In determining if a decline in value is other-than-temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota’s ability and intent to retain its investment in the company for a period of time sufficient to allow for any anticipated recovery in market value.

Outlook

Toyota expects that the global economy will grow moderately in fiscal 2008, despite factors such as concerns about the U.S. economic trend, changes in the pace of growth of the Chinese economy, and oil price trend. Toyota expects that the global automotive markets will remain at the same level as fiscal 2007. Toyota, for the purposes of this discussion, is assuming an average exchange rate of ¥115 to the U.S. dollar and ¥150 to the euro. With these external factors in mind, Toyota expects that net revenues for fiscal 2008 will increase compared with fiscal 2007 as a result of expected increase in vehicle unit sales primarily in Other and Asia. Sales efforts are expected to increase vehicle unit sales and, together with cost reduction efforts, increase operating income. On the other hand, the assumed exchange rate of a slightly stronger yen against the U.S. dollar, the anticipated increases in depreciation expenses resulting from active capital expenditures, and expenditures relating to the research and development of environmental technology such as hybrid vehicles and fuel cell, safety technology and other next-generation technologies are expected to be offsetting factors. In addition, the effects of cost reduction efforts may be influenced by fluctuations in the prices of raw materials. As a result, Toyota expects that operating income will remain relatively unchanged in fiscal 2008 compared with fiscal 2007. Also, Toyota expects that income before income taxes, minority interest and equity in earnings of affiliated companies and net income will remain generally unchanged in fiscal 2008. Exchange rate fluctuations can also materially affect Toyota’s operating results. In particular, a strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota’s operating results. Please see “Operating and Financial Review and Prospects — Operating Results — Overview — Currency Fluctuations”.

The foregoing statements are forward-looking statements based upon Toyota’s management’s assumptions and beliefs regarding exchange rates, market demand for Toyota’s products, economic conditions and others. Please see “Cautionary Statement with Respect to Forward-Looking Statements”. Toyota’s actual results of operations could vary significantly from those described above as a result of unanticipated changes in the factors described above or other factors, including those described “Risk Factors”.

5.B LIQUIDITY AND CAPITAL RESOURCES

Historically, Toyota has funded its capital expenditures and research and development activities primarily through cash generated by operations.

Toyota expects to sufficiently fund its capital expenditures and research and development activities in fiscal 2008 primarily through cash and cash equivalents on hand and increases in cash and cash equivalents from operating activities. See “Information on the Company — Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures for fiscal 2005, 2006 and 2007 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota funds its financing programs for customers and dealers, including loans and leasing programs, from both operating cash flows and borrowings by its finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.

Net cash provided by operating activities was ¥3,238.1 billion for fiscal 2007, compared with ¥2,515.4 billion for the prior year. The increase in net cash provided by operating activities resulted primarily from increased operating cash flows attributed to the increase of net income.

Net cash used in investing activities was ¥3,814.3 billion for fiscal 2007, compared with ¥3,375.5 billion for the prior year. The increase in net cash used in investing activities resulted primarily from the increase in additions to finance receivables, the increase in additions to equipment leased to others and in the increase in purchases of marketable securities and security investments, which was partially offset by an increase in the collection of finance receivables.

Net cash provided by financing activities was ¥881.7 billion for fiscal 2007, compared with ¥876.9 billion for the prior year. The increase in net cash provided by financing activities resulted primarily from an increase in proceeds from issuance of long-term debt, which was partially offset by an increase in repayments of long-term debt.

Total capital expenditures for property, plant and equipment, excluding vehicles and equipment on operating leases, were ¥1,425.8 billion during fiscal 2007, a decrease of 6.4% over the ¥1,523.4 billion in total capital expenditures for the prior year. The decrease in capital expenditures resulted primarily from the impact of decreased capital expenditures in domestic subsidiaries.

Total expenditures for vehicles and equipment on operating leases were ¥1,410.0 billion during fiscal 2007, an increase of 13.0% over the ¥1,247.7 billion in expenditures in the prior year. The increase in expenditures for vehicles and equipment on operating leases resulted primarily from increased operating lease assets in finance subsidiaries in North America and Japan.

Toyota expects investments in property, plant and equipment, excluding vehicles and equipment on operating leases, to be approximately ¥1,500.0 billion during fiscal 2008. Toyota’s expected capital expenditures include approximately ¥800.0 billion in Japan, ¥400.0 billion in North America, ¥110.0 billion in Europe, ¥110.0 billion in Asia and ¥80.0 billion in Other, respectively.

Based on current available information, Toyota does not expect environmental matters to have a material impact on its financial position, results of operations, liquidity or cash flows during fiscal 2008. However, there exists a substantial amount of uncertainty with respect to Toyota’s obligations under current and future environment regulations as described in “Information on the Company — Business Overview — Governmental Regulations, Environmental and Safety Standards”.

Cash and cash equivalents were ¥1,900.3 billion at March 31, 2007. Most of Toyota’s cash and cash equivalents are held in Japanese yen and in U.S. dollars. In addition, time deposits were ¥26.7 billion and marketable securities were ¥435.4 billion at March 31, 2007.

Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, increased during fiscal 2007 by ¥408.4 billion, or 10.0%, to ¥4,505.2 billion.

Trade accounts and notes receivable, net increased during fiscal 2007 by ¥43.2 billion, or 2.2%, to ¥2,023.8 billion, reflecting the impact of increased revenues and the impact of fluctuations in foreign currency translation rates.

Inventories increased during fiscal 2007 by ¥183.0 billion, or 11.3%, to ¥1,803.9 billion, reflecting the impact of increased volumes and the impact of fluctuations in foreign currency translation rates.

Total finance receivables, net increased during fiscal 2007 by ¥1,403.5 billion, or 16.9%, to ¥9,731.0 billion. The increase in finance receivables resulted from the increase in retail financings due to the increase in vehicle unit sales, the increase in wholesale, the increase in other dealer loans including real estate loans and working capital financing provided to dealers, and the increase in finance leases. As of March 31, 2007, finance receivables were geographically distributed as follows: in North America 64.5%, in Japan 13.1%, in Europe 10.2%, in Asia 3.6% and in Other 8.6%. Toyota maintains programs to sell finance receivables through special purpose entities and obtained proceeds from securitization transactions, net of purchased and retained interests totaling ¥69.0 billion during fiscal 2007.

Marketable securities and other securities investments, including those included in current assets, increased during fiscal 2007 by ¥227.9 billion, or 5.6%, to ¥4,265.3 billion, primarily reflecting the increase of U.S. treasury notes held by a subsidiary in North America, and Japanese government bonds held by the parent company.

Property, plant and equipment increased during fiscal 2007 by ¥993.9 billion, or 14.1%, primarily reflecting an increase in capital expenditures which was partially offset by the depreciation charges during the year.

Accounts payable increased during fiscal 2007 by ¥125.0 billion, or 6.0%, reflecting the impact of increased trading volumes and the impact of fluctuations in foreign currency translation rates.

Accrued expenses increased during fiscal 2007 by ¥204.1 billion, or 13.9%, reflecting the increase in expenses due to the expansion of the business.

Income taxes payable increased during fiscal 2007 by ¥73.7 billion, or 21.2%, principally as a result of the increase in taxable income.

Toyota’s total borrowings increased during fiscal 2007 by ¥1,731.7 billion, or 16.7%. Toyota’s short-term borrowings consist of loans with a weighted-average interest rate of 3.17% and commercial paper with a weighted-average interest rate of 4.95%. Short-term borrowings increased during fiscal 2007 by ¥464.3 billion, or 15.3%, to ¥3,497.3 billion. Toyota’s long-term debt consists of unsecured and secured loans, medium-term notes, unsecured notes and long-term capital lease obligations with interest rates ranging from 0.01% to 18.00%, and maturity dates ranging from 2007 to 2047. The current portion of long-term debt increased during fiscal 2007 by ¥644.3 billion, or 37.4%, to ¥2,368.1 billion and the non-current portion increased by ¥623.1 billion, or 11.0%, to ¥6,263.5 billion. The increase in total borrowings reflects the expansion of the financial services operations. At March 31, 2007, approximately 39% of long-term debt was denominated in U.S. dollars, 24% in Japanese yen, 11% in euros and 26% in other currencies. Toyota hedges fixed rate exposure by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.

As of March 31, 2007, Toyota’s total interest bearing debt was 102.5% of total shareholders’ equity, compared to 98.5% as of March 31, 2006.

Toyota’s long-term debt was rated “AAA” by Standard & Poor’s Ratings Group, “Aaa” by Moody’s Investors Services and “AAA” by Rating and Investment Information, Inc. as of March 31, 2007. These ratings represent the highest long-term debt ratings published by each of the respective rating agencies. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

Toyota’s treasury policy is to maintain controls on all exposures, to adhere to stringent counterparty credit standards, and to actively monitor marketplace exposures. Toyota remains centralized, and is pursuing global efficiency of its financial services operations through Toyota Financial Services Corporation.

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

Toyota’s unfunded pension liabilities decreased during fiscal 2007 by ¥24.2 billion, or 7.9% to ¥282.5 billion. The unfunded pension liabilities relate primarily to the parent company and its Japanese subsidiaries. The unfunded amounts will be funded through future cash contributions by Toyota or in some cases will be funded on the retirement date of each covered employee. The unfunded pension liabilities decreased in fiscal 2007 compared to the prior year mainly due to cash contributions to the plans and the increase in the market value of plan assets. See note 19 to the consolidated financial statements.

5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Toyota’s research and development activities focus on the environment, vehicle safety, information technology and product development.

Toyota’s environmental research and development activities focus on:

•

Developing light weight and more fuel-efficient engines and transmissions. These technologies include the direct injection four-stroke gasoline engine, the nitrous oxide storage reduction catalytic system, the common rail direct injection diesel engine and the diesel particulate and nitrous oxide reduction system.

•

Developing alternative fuel powering systems for commercial sale. This includes developing hybrid vehicles and fuel-cell vehicles. The second-generation Prius that Toyota introduced in September 2003 features a new hybrid system which decreases negative environmental impact while increasing power and performance. In June 2005, Toyota’s new fuel cell hybrid passenger vehicle became the first vehicle in Japan to acquire vehicle type certification under the Road Vehicles Act, as amended on March 31, 2005, by Japan’s Ministry of Land, Infrastructure and Transport (MLIT). Toyota is also working on the development of alternative fuels for vehicles fueled by compressed natural gas and liquid petroleum gas, as well as for flexible fuel vehicles which are recently drawing a lot of attention. Other Toyota efforts in this area include the development of vehicles fueled by compressed natural gas and other alternative fuel vehicles.

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

To expand the frontiers of safety technology in automobiles, Toyota completed in 1995 its first prototype Advanced Safety Vehicle, the ASV-1. In 2000, Toyota created a successor prototype, the ASV-2. The ASV-2 incorporates emerging technologies, such as an autonomous safety support system that uses CCD stereo cameras to recognize obstacles in traffic lanes and an infrastructure-harmonized safety support system to warn the driver of pedestrian crossings. In 2002, Toyota conducted road testing of the ASV-3, a prototype based on further improved infrastructure-harmonized system. With the February 2003 introduction of the Harrier models in Japan, Toyota became the first car manufacturer to implement a pre-crash safety system in its automobiles. This advanced system consists of pre-crash sensors that use millimeter wave radar to detect a possible collision, seat belts that tighten their hold on passengers when a collision is determined to be inevitable and a brake assist system that utilizes power-assisted braking to minimize the speed on impact. In February 2004, Toyota introduced the pre-collision safety system for the first time in the United States by equipping the LS430 with the above features and suspension control features that control nose dives when applying the brakes. Toyota plans to further continue its focus on developing practical applications for its advanced safety technologies. In September 2006, at the time of introduction of LS460 in Japan, Toyota established the world’s first advanced pre-crash safety system by adding new functions to the existing pre-crash safety system. Toyota equipped the LS460 with such functions, enabling to detect pedestrians in front, to support driver steering, and to react to vehicles from behind.

Toyota’s product development program uses a series of methods which are generally intended to promote timely and appropriate responses to changing market demand. These methods include:

•	optimizing and eliminating vehicle platforms,

•	sharing parts and components among multiple vehicles,

•	shortening the time for development and production preparation by the simultaneous study of design and production engineering processes, and

•	using computers for production design and evaluation.

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

Toyota’s research and development expenditures were approximately ¥891 billion in fiscal 2007, ¥813 billion in fiscal 2006 and ¥755 billion in fiscal 2005. Worldwide, approximately 33,000 employees are involved in Toyota’s research and development activities.

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

Toyota’s securitization program involves a two-step transaction. Toyota sells discrete pools of retail finance receivables to a wholly-owned bankruptcy remote special purpose entity (“SPE”), which in turn transfers the receivables to a qualified special purpose entity (“QSPE” or “securitization trust”) in exchange for the proceeds from securities issued by the securitization trust. Once the receivables are transferred to the QSPE, the receivables are no longer assets of Toyota and, therefore, no longer appear on Toyota’s consolidated balance sheet. These securities are secured by collections on the sold receivables and structured into senior and subordinated classes.

The following flow chart diagrams a typical securitization transaction:

Toyota’s use of SPEs in securitizations is consistent with conventional practices in the securitization markets. The sale to the SPE isolates the sold receivables from other creditors of Toyota for the benefit of securitization investors and, assuming accounting requirements are satisfied, the sold receivables are accounted for as a sale. Investors in securitizations have no recourse to Toyota beyond the contractual cash flows of the securitized receivables, retained subordinated interests, any cash reserve funds, and any amounts available or funded under the revolving liquidity notes in the related trust as discussed below. Toyota does not guarantee any securities issued by the securitization trust. Each SPE has a limited purpose and may only be used to purchase and sell the receivables. The individual securitization trusts have a limited duration and generally terminate when investors holding the asset-backed securities have been paid all amounts owed to them.

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

Revolving liquidity notes

In certain securitization structures, revolving liquidity notes (“RLN”) are used in lieu of deposits to a cash reserve fund. The securitization trust may draw upon the RLN to cover any shortfall in interest and principal payments to investors. Toyota funds any draws, and the terms of the RLN obligate the securitization trust to repay amounts drawn plus accrued interest. Repayments of principal and interest due under the RLN are subordinated to principal and interest payments on the asset-backed securities and, in some circumstances, to deposits into a reserve account. If collections are insufficient to repay amounts outstanding under a RLN, Toyota will recognize a loss for the outstanding amounts. Toyota must fund the entire amount available under the RLN if Toyota’s short-term unsecured debt rating is downgraded below P-1 or A-1 by Moody’s or S&P, respectively. Management believes the likelihood of Toyota incurring such losses or Toyota’s short-term credit rating being downgraded is remote. There were no outstanding amounts drawn on the RLN’s at March 31, 2006 and 2007. The RLN had no material fair value as of March 31, 2006 and 2007. Toyota has not recognized a liability for the RLN because it does not expect to be required to fund any amounts under the RLN.

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

Lending Commitments

Credit facilities with credit card holders

Toyota’s financial services operation issues credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holders’ requests up to the limits established on an individual holder’s basis. Although loans made to customers through this facility are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥2,519.5 billion as of March 31, 2007.

Credit facilities with dealers

Toyota’s financial services operation maintains credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota prices the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operation also provides financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota’s outstanding credit facilities with dealers totaled ¥1,637.9 billion as of March 31, 2007.

Guarantees

Toyota enters into certain guarantee contracts with its dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match the maturity of installment payments, and at March 31, 2007 range from one month to 35 years. However, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of March 31, 2007 is ¥1,333.9 billion. Liabilities for these guarantees of ¥3.6 billion have been provided as of March 31, 2007. Under these guarantee contracts, Toyota is entitled to recover any amounts paid by it from the customers whose obligations it guaranteed.

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

The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2007:

	Yen in millions
	Total	Payments Due by Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:
Short-term borrowings (note 13)
Loans	¥1,055,918	¥1,055,918
Commercial paper	2,441,473	2,441,473
Long-term debt * (note 13)	8,580,815	2,355,863	¥3,359,711	¥1,634,152	¥1,231,089
Capital lease obligations (note 13)	50,886	12,253	13,235	24,303	1,095
Non-cancelable operating lease obligations (note 22)	56,141	11,364	15,345	9,862	19,570
Commitments for the purchase of property, plant and other assets (note 23)	132,443	87,310	21,951	21,061	2,121

Total	¥12,317,676	¥5,964,181	¥3,410,242	¥1,689,378	¥1,253,875

*	“Long-term debt” represents future principal payments.

Toyota expects to contribute ¥132,447 million to its pension plans in during fiscal 2008.

	Yen in millions
	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Commercial Commitments:
Maximum potential exposure to guarantees given in the ordinary course of business (note 23)	¥1,333,961	¥417,260	¥610,228	¥246,190	¥60,283

Total Commercial Commitments	¥1,333,961	¥417,260	¥610,228	¥246,190	¥60,283

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

In June 2003, Toyota implemented a comprehensive reorganization of its senior management structure. As part of this reorganization, Toyota introduced a streamlined board of directors and established the new position of non-board managing officer. At the June 2007 Ordinary General Shareholders’ Meeting, 30 directors were appointed to serve on the board of directors. Senior Managing Directors not only serve as members of the board to participate in the management of Toyota but also serve as the highest authorities in their respective areas of supervision and oversee the daily operations of specific fields/divisions in conjunction with non-board managing officers. This allows Senior Managing Directors to serve as a conduit between management and daily operations. The 47 non-board managing officers generally have responsibility for Toyota’s daily operations in specific fields/divisions and report to the designated Senior Managing Directors, and are appointed for one-year terms. Toyota believes that this management system has enhanced its global competitiveness by promoting timely, hands-on decision-making for day-to-day operational matters. Toyota has seven corporate auditors, four of whom are outside corporate auditors.

Name	Age	Title	Date First Elected to Board or as Auditor
Fujio Cho	70	Chairman of the Board	September 1988
Katsuhiro Nakagawa	65	Vice Chairman of the Board	June 2001
Katsuaki Watanabe	65	President, Member of the Board	September 1992
Tokuichi Uranishi	65	Executive Vice President, Member of the Board	June 1996
Kazuo Okamoto	63	Executive Vice President, Member of the Board	June 1996
Kyoji Sasazu	63	Executive Vice President, Member of the Board	June 1997
Mitsuo Kinoshita	61	Executive Vice President, Member of the Board	June 1997
Takeshi Uchiyamada	60	Executive Vice President, Member of the Board	June 1998
Masatami Takimoto	61	Executive Vice President, Member of the Board	June 1999
Akio Toyoda	51	Executive Vice President, Member of the Board	June 2000
Yukitoshi Funo	60	Senior Managing Director, Member of the Board	June 2000
Takeshi Suzuki	59	Senior Managing Director, Member of the Board	June 2000
Atsushi Niimi	59	Senior Managing Director, Member of the Board	June 2000
Hiroshi Takada	60	Senior Managing Director, Member of the Board	June 2001
Teiji Tachibana	60	Senior Managing Director, Member of the Board	June 2001
Shinichi Sasaki	60	Senior Managing Director, Member of the Board	June 2001
Akira Okabe	59	Senior Managing Director, Member of the Board	June 2001
Yoichiro Ichimaru	58	Senior Managing Director, Member of the Board	June 2001
Shoji Ikawa	57	Senior Managing Director, Member of the Board	June 2001
Koichi Ina	59	Senior Managing Director, Member of the Board	June 2002
Takeshi Yoshida	58	Senior Managing Director, Member of the Board	June 2007
Shinzo Kobuki	57	Senior Managing Director, Member of the Board	June 2007
Akira Sasaki	59	Senior Managing Director, Member of the Board	June 2007
Hiroshi Kawakami	58	Senior Managing Director, Member of the Board	June 2007
Tadashi Arashima	57	Senior Managing Director, Member of the Board	June 2007
Mamoru Furuhashi	57	Senior Managing Director, Member of the Board	June 2007
Satoshi Ozawa	57	Senior Managing Director, Member of the Board	June 2007
James E. Press	60	Senior Managing Director, Member of the Board	June 2007
Shoichiro Toyoda	82	Honorary Chairman, Member of the Board	July 1952
Hiroshi Okuda	74	Senior Advisor, Member of the Board	July 1982
Yoshikazu Amano	58	Corporate Auditor	June 2007
Chiaki Yamaguchi	57	Corporate Auditor	June 2003
Masaki Nakatsugawa	54	Corporate Auditor	June 2006
Yoichi Kaya	73	Corporate Auditor	June 2003
Yoichi Morishita	73	Corporate Auditor	June 2006
Akishige Okada	69	Corporate Auditor	June 2006
Kunihiro Matsuo	64	Corporate Auditor	June 2007

The term of each director listed above expires in June 2008.

Biographies

Fujio Cho was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1988 and has served as the Chairman of the Board since 2006. Mr. Cho served as the Vice Chairman of the Board from 2005 to 2006, the President, Member of the Board of Toyota from 1999 to 2005, an Executive Vice President, Member of the Board from 1998 to 1999, and as the President of Toyota Motor Manufacturing, U.S.A., Inc. from 1988 to 1994. Mr. Cho also serves as a Director of Central Japan Railway Company and Sony Corporation. Mr. Cho joined Toyota in 1960.

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

Tokuichi Uranishi was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1996 and has served as an Executive Vice President, Member of the Board since 2005. Mr. Uranishi also serves as the Chairman of Toyota Motor Europe NV/SA. Mr. Uranishi joined Toyota in 1966.

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

Mitsuo Kinoshita was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1997 and has served as an Executive Vice President, Member of the Board since 2005. Mr. Kinoshita also serves as a Director of Aioi Insurance Co., Ltd. and New United Motor Manufacturing, Inc. Mr. Kinoshita joined Toyota in 1968.

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

Akio Toyoda was appointed as a Director, Member of the Board of Toyota Motor Corporation in 2000 and has served as an Executive Vice President, Member of the Board since 2005. Mr. Toyoda also serves as the Chairman of Toyota FAW (Tianjin) Dies Co., Ltd. and as a Director of New United Motor Manufacturing, Inc. Mr. Toyoda joined Toyota in 1984.

Yukitoshi Funo has served as a Senior Managing Director, Member of the Board since 2005. Mr. Funo has served as the Chief North America Operations Officer since 2007. Mr. Funo has also served as the Chairman of the Board of Toyota Motor Sales, U.S.A., Inc. since 2005 and as the President from 2003 to 2005. Mr. Funo served as a Director, Member of the Board from 2000 to 2003, as a Managing Officer from 2003 to 2004 and as a Director from 2004 to 2005. Mr. Funo joined Toyota in 1970.

Takeshi Suzuki has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2004. Mr. Suzuki has also served as the Chief Accounting Officer since 2004 and as the Chief Business Development Officer since 2006. Mr. Suzuki served as a Director, Member of the Board from 2000 to 2003 and as a Managing Officer from 2003 to 2004. Mr. Suzuki joined Toyota in 1970.

Atsushi Niimi has served as a Senior Managing Director, Member of the Board since 2005. Mr. Niimi has served as the Chief Purchasing Officer since 2007. Mr. Niimi served as a Director, Member of the Board from 2000 to 2003, as a Managing Officer from 2003 to 2004 and as a Director from 2004 to 2005. Mr. Niimi joined Toyota in 1971.

Hiroshi Takada has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Takada has also served as the Chief Global Planning Operations Officer since 2006. Mr. Takada served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Takada joined Toyota in 1969.

Teiji Tachibana has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Tachibana has also served as the Chief Government & Public Affairs Officer since 2006 and as the Chief Housing Operations Officer since 2005. Mr. Tachibana served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Tachibana joined Toyota in 1969.

Shinichi Sasaki has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Sasaki has also served as the Chief Quality Group Officer since 2006. Mr. Sasaki served as a Director, Member of the Board from 2000 to 2003 and as a Managing Officer from 2003 to 2004. Mr. Sasaki joined Toyota in 1970.

Akira Okabe has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Okabe has also served as the Chief Asia, Oceania & Middle East Operations Officer since 2005. Mr. Okabe served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Okabe joined Toyota in 1971.

Yoichiro Ichimaru has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Ichimaru has also served as the Chief Domestic Sales Operations Officer since 2005. Mr. Ichimaru served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Ichimaru joined Toyota in 1971.

Shoji Ikawa has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Ikawa has also served as the Chief Production Engineering Officer since 2005. Mr. Ikawa served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Ikawa joined Toyota in 1975.

Koichi Ina has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2007. Mr. Ina has also served as the Chief Strategic Production Planning Officer and the Chief Manufacturing Officer since 2007. Mr. Ina served as a Director, Member of the Board from 2002 to 2003 and as a Managing Officer from 2003 to 2007. Mr. Ina joined Toyota in 1973.

Takeshi Yoshida has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2007. Mr. Yoshida has also served as the Chief Product Development Officer since 2007. Mr. Yoshida served as a Managing Officer from 2003 to 2007. Mr. Yoshida joined Toyota in 1974.

Shinzo Kobuki has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2007. Mr. Kobuki has also served as the Chief Power Train Development Officer since 2007. Mr. Kobuki served as a Managing Officer from 2003 to 2007. Mr. Kobuki joined Toyota in 1972.

Akira Sasaki has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2007. Mr. Sasaki has also served as the Chief China Operations Officer since 2007. Mr. Sasaki has served as the Chairman of Toyota Motor (China), Investment Co., Ltd. Mr. Sasaki has served as a Managing Officer from 2003 to 2007. Mr. Sasaki joined Toyota in 1970.

Hiroshi Kawakami has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2007. Mr. Kawakami has also served as the Chief Customer Service Operations Officer since 2007. Mr. Kawakami served as a Managing Officer from 2003 to 2007. Mr. Kawakami joined Toyota in 1972.

Tadashi Arashima has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2007. Mr. Arashima has also served as the Chief Europe & Africa Operations Officer since 2007. Mr. Arashima has served as the President of Toyota Motor Europe NV/SA since 2006. Mr. Arashima served as a Managing Officer from 2003 to 2007. Mr. Arashima joined Toyota in 1973.

Mamoru Furuhashi has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2007. Mr. Furuhashi has also served as the Deputy Chief Government & Public Affairs Officer since 2007. Mr. Furuhashi served as a Managing Officer from 2003 to 2007. Mr. Furuhashi joined Toyota in 1973.

Satoshi Ozawa has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2007. Mr. Ozawa has also served as the Chief General Administration & Human Resources Officer since 2007. Mr. Ozawa served as a Managing Officer from 2003 to 2007. Mr. Ozawa joined Toyota in 1974.

James E. Press has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2007. Mr. Press has also served as the President of Toyota Motor North America, Inc. since 2007. Mr. Press served as a Managing Officer from 2003 to 2007. Mr. Press joined Toyota in 1970.

Shoichiro Toyoda has served as a Director, Member of the Board of Toyota Motor Corporation since 1952. Dr. Toyoda is currently the Honorary Chairman of the Board of Toyota Motor Corporation. Dr. Toyoda joined Toyota in 1952.

Hiroshi Okuda has served as a Director, Member of the Board of Toyota Motor Corporation since 1982 and has served as the Senior Advisor, Member of the Board since 2006. Mr. Okuda served as the President, Member of the Board of Toyota from 1995 to 1999 and as Chairman of the Board from 1999 to 2006. Mr. Okuda also serves as a Director of KDDI Corporation. Mr. Okuda joined Toyota in 1955.

Yoshikazu Amano has served as a Corporate Auditor of Toyota Motor Corporation since 2007. Mr. Amano served as a Director, Member of the Board from 2002 to 2003 and as a Managing Officer from 2003 to 2007. Mr. Amano joined Toyota in 1972.

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

Yoichi Morishita has served as a Corporate Auditor of Toyota Motor Corporation since 2006. Mr. Morishita is a Corporate Counsellor of Matsushita Electric Industrial Co., Ltd.

Akishige Okada has served as a Corporate Auditor of Toyota Motor Corporation since 2006. Mr. Okada is the Advisor of Sumitomo Mitsui Banking Corporation.

Kunihiro Matsuo has served as a Corporate Auditor of Toyota Motor Corporation since 2007. Mr. Matsuo served as the Prosecutor-General of the Supreme Public Prosecutors Office from 2004 to 2006. Mr. Matsuo registered as an Attorney in 2006.

Akio Toyoda is Shoichiro Toyoda’s son. There are no other family relationships among directors and corporate auditors.

None of the persons listed above was selected as director, corporate auditor or member of senior management pursuant to an arrangement or understanding with Toyota’s major shareholders, customers, suppliers or others.

6.B COMPENSATION

The aggregate amount of remuneration, including bonuses but excluding stock options, paid to all directors and corporate auditors as a group by Toyota for services in all capacities during fiscal 2007 was approximately ¥2,492 million. Directors and corporate auditors of Toyota Motor Corporation receive year-end bonuses, the aggregate amount of the bonuses for directors and bonuses for corporate auditors are approved at Toyota Motor Corporation’s Ordinary General Shareholders’ Meeting and is based on Toyota Motor Corporation’s financial performance for the fiscal year. The amounts of the bonuses paid to individual directors and corporate auditors are then determined based upon discussions at a meeting of Toyota Motor Corporation’s board of directors and the meeting of corporate auditors.

Toyota Motor Corporation also granted to its directors 9,100 stock acquisition rights to purchase up to 910,000 shares of common stock during fiscal 2007 under its stock option plan. For a detailed description of the stock options and the stock option plan, see “— Share Ownership”.

In April 2006, the board of directors of Toyota Motor Corporation decided to abolish the retirement allowance payments for directors and proposed that decision to the Ordinary General Shareholders’ Meeting. The proposal was subsequently resolved by the Ordinary General Shareholders’ Meeting in June 2006. The last lump sum retirement allowance was approved at the Ordinary General Shareholders’ Meeting in June 2006. At the same time, the amount of Directors’ remuneration was revised from ¥130 million or less per month to ¥200 million or less per month by the resolution of the Ordinary General Shareholders’ meeting in June 2006. During fiscal 2007, Toyota paid retirement allowances aggregating approximately ¥120 million to retiring directors and corporate auditors.

6.C BOARD PRACTICES

Toyota’s articles of incorporation provide for a board of directors of not more than 30 members and for not more than seven corporate auditors. Shareholders elect the directors and corporate auditors at the general shareholders’ meeting. The normal term of office of a director is one year and of a corporate auditor is four years. Directors and corporate auditors may serve any number of consecutive terms.

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

Under the Corporation Act, Toyota must have at least three corporate auditors. At least half of the corporate auditors will be required to be persons who have not been a Director, accounting counselor (or if an accounting counselor is a judicial person, a member of such judicial person), executive officer, general manager or employee of Toyota or any of its subsidiaries at any time during the past. The corporate auditors may not at the same time be directors, accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person), executive officers, general managers or employees of Toyota or any of its subsidiaries. Together, these corporate auditors form a board of corporate auditors. The corporate auditors have the duty to examine the financial statements and business reports which are submitted by the board of directors to the general shareholders’ meeting. The corporate auditors also supervise the administration of Toyota’s affairs by the directors. Corporate auditors are not required to be, and Toyota’s corporate auditors are not, certified public accountants. They are required to participate in meetings of the board of directors but are not entitled to vote.

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

Significant Differences in Corporate Governance Practices between Toyota and U.S. Companies Listed on the NYSE

Pursuant to home country practices exemptions granted by NYSE, Toyota is permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of NYSE’s listing standards. The SEC approved changes to the NYSE’s listing standards related to corporate governance practices of listed companies (the “NYSE Corporate Governance Rules”) in November 2003, as further amended in November 2004. Toyota is exempt from the approved changes, except for requirements that (a) Toyota’s board of corporate auditors satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (b) Toyota must disclose significant differences in its corporate governance practices as compared to those followed by domestic companies under the NYSE listing standards, (c) Toyota’s principal executive officer must notify the NYSE of material non-compliance with (a) and (b), and (d) Toyota must submit annual and interim written affirmations to the NYSE. Toyota’s corporate governance practices and those followed by domestic companies under the NYSE Corporate Governance Rules have the following significant differences:

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

3. Audit Committee. Toyota avails itself of paragraph (c)(3) of Rule 10A-3 of the Exchange Act, which provides a general exemption from the audit committee requirements to a foreign private issuer with a board of corporate auditors, subject to certain requirements which continue to be applicable under Rule 10A-3.

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

6. Shareholder Approval of Equity Compensation Plans. Unlike the NYSE Corporate Governance Rules, under which material revisions to equity-compensation plans of listed companies are subject to shareholder approval, pursuant to the Corporation Act, generally, the adoption of equity compensation plans for directors is required to be approved by a majority of shareholders at the general shareholders’ meeting as the remuneration, etc. in other than cash. In addition to such approval, if Toyota desires to adopt an equity-compensation plan under which stock acquisition rights are granted on specially favorable terms to the recipient (except where such rights are granted to all of its shareholders on a pro-rata basis at the same time), then Toyota obtains approval by super-majority (as defined in the Corporation Act) at the Ordinary General Shareholders’ Meeting. Such approval is applicable only to stock acquisition rights to be granted within one year from the date of the approval.

6.D EMPLOYEES

The total number of Toyota employees, on a consolidated basis, as reported in Toyota’s annual Japanese securities report filed with the Director of the Kanto Local Finance Bureau was 299,394 at March 31, 2007, 285,977 at March 31, 2006, and 265,753 at March 31, 2005. The following tables set forth a breakdown of persons employed by business segment and by geographic location at March 31, 2007.

Segment	Number of Employees	Location	Number of Employees
Automotive	262,319	Japan	185,427
Financial services	7,384	North America	36,643
All other	24,172	Europe	21,297
Unallocated	5,519	Asia	33,539
		Other	22,488

Total company	299,394	Total company	299,394

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

Toyota’s average number of temporary employees on a consolidated basis was 81,906 during fiscal 2007.

6.E SHARE OWNERSHIP

The following table sets forth information with respect to the number of shares of Toyota’s common stock held by each director and corporate auditor as of June 2007.

Name	Number of Shares
Fujio Cho	36,905
Katsuhiro Nakagawa	26,800
Katsuaki Watanabe	28,871
Tokuichi Uranishi	24,633
Kazuo Okamoto	17,564
Kyoji Sasazu	24,892
Mitsuo Kinoshita	24,070
Takeshi Uchiyamada	24,464
Masatami Takimoto	25,700
Akio Toyoda	4,560,891
Yukitoshi Funo	19,248
Takeshi Suzuki	12,076
Atsushi Niimi	20,938
Hiroshi Takada	8,850
Teiji Tachibana	10,900
Shinichi Sasaki	8,010
Akira Okabe	20,000
Yoichiro Ichimaru	17,468
Shoji Ikawa	24,136
Koichi Ina	20,900
Takeshi Yoshida	14,133
Shinzo Kobuki	21,300
Akira Sasaki	6,600
Hiroshi Kawakami	13,200
Tadashi Arashima	20,781
Mamoru Furuhashi	10,000
Satoshi Ozawa	15,200
James E. Press	—
Shoichiro Toyoda	11,172,193
Hiroshi Okuda	64,963
Yoshikazu Amano	17,268
Chiaki Yamaguchi	5,000
Masaki Nakatsugawa	5,800
Yoichi Kaya	—
Yoichi Morishita	—
Akishige Okada	—
Kunihiro Matsuo	—
Total	16,323,754

Each of the persons listed above owns less than one percent of the issued and outstanding shares of common stock of Toyota. The shares listed above do not include options that are exercisable for shares of Toyota’s common stock. For a description of these options, see “— Stock Options” below.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

Stock Options

Toyota has enacted stock option plans in each of the past six years. The plans for which stock options or stock acquisition rights are currently exercisable or will become exercisable in the future were approved by Toyota’s shareholders in June of 2002, 2003, 2004, 2005 and 2006. Under the plan enacted in 2002, Toyota issued stock acquisition rights, which are rights introduced as of April 2002 pursuant to the amendment to the Commercial Code, to purchase up to 1,876,000 shares of common stock to its directors and 496 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2003 plan, Toyota issued stock acquisition rights to purchase up to 1,958,000 shares of common stock to its directors and 565 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2004 plan, Toyota issued stock acquisition rights to purchase up to 2,021,000 shares of common stock to its directors and 582 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2005 plan, Toyota issued stock acquisition rights to purchase up to 2,104,000 shares of common stock to its directors and 596 officers and employees of its subsidiaries and one Toyota affiliate. Under the 2006 plan, Toyota issued stock acquisition rights to purchase up to 3,176,000 shares of common stock to its directors and 580 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2007 plan, Toyota is authorized to issue stock acquisition rights to purchase up to 3,264,000 shares of common stock to its directors and 579 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate.

Pursuant to the provisions of the 2002, 2003, 2004 and 2005 plans, stock acquisition rights may be exercised during a four-year period that starts two years from the date first granted. Pursuant to the provisions of the 2006 and 2007 plans, stock acquisition rights maybe exercised during a six year period that starts two years from the date of grant. The exercise price of each stock acquisition right is 1.025 times the closing price of Toyota’s common stock on the Tokyo Stock Exchange on the date of grant. The 2002 plan provides that each director will be granted no more than 200 and no less than 100 stock acquisition rights, and each eligible officer or employee will be granted no more than 100 and no less than 20 stock acquisition rights. Each of the 2003, 2004 and 2005 plans provides that each director will be granted no more than 200 and no less than 150 stock acquisition rights, and each eligible officer or employee will be granted no more than 100 and no less than 20 stock acquisition rights. The 2006 and 2007 plans provide that each director will be granted no more than 400 and no less than 300 stock acquisition rights, and each eligible officer or employee will be granted no more than 200 and no less than 20 stock acquisition rights. For each of the 2002, 2003, 2004, 2005, 2006 and 2007 plans, one hundred shares will be issued or delivered upon the exercise of each stock acquisition right. The options are granted as of August 1 of each year for each plan, except for the 2004 plan, which options were granted as of August 2, 2004.

The 2002 plan further provides that an option holder who retires while one’s options are still exercisable retains the right to exercise one’s options until the earlier of: (i) six months after one’s retirement, or (ii) six years after the date the options were first granted. The 2006 and 2007 plans further provide that an option holder who retires while one’s options are still exercisable retains the right to exercise one’s options until the earlier of: (i) two years after one’s retirement, or (ii) eight years after the date the options were first granted. Under the 2003, 2004 and 2005 plans, an option holder who retires while one’s options are still exercisable retains the right to exercise his shares until six years after the date the options were first granted. An option holder’s right to purchase common stock under each plan lapses automatically upon one’s death.

The following table summarizes information for options and the incentive plan outstanding and exercisable at March 31, 2007:

	Outstanding				Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price	Weighted- average exercise price
(Yen)		(Yen)	(Dollars)	(Years)		(Yen)	(Dollars)
¥2,958 – 4,500	2,370,000	¥4,112	$35	3.89	489,000	¥3,095	$26
¥4,501 – 6,140	3,922,700	¥5,816	$49	6.52	793,700	¥4,541	$38

Toyota also has an employee stock ownership association in Japan for employees and full time and part time company advisors. Members of the employee stock ownership association set aside certain amounts from their monthly salary and bonuses to purchase Toyota’s common stock through the employee stock ownership association. As of March 31, 2007, the employee stock ownership association held 13,414,457 shares of Toyota’s common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

As of March 31, 2007, 3,609,997,492 shares (including 412,060,800 shares of treasury stock) of Toyota’s common stock were outstanding. Beneficial ownership of Toyota’s common stock in the table below was prepared from publicly available records of the filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Securities and Exchange Law of Japan.

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

According to The Bank of New York, depositary for Toyota’s ADSs, as of March 31, 2007, 142,558,886 shares of Toyota’s common stock were held in the form of ADRs and there were 2,528 ADR holders of record in the United States. According to Toyota’s register of shareholders, as of March 31, 2007, there were 408,504 holders of common stock of record worldwide. As of March 31, 2007, there were 321 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 12.8% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

To the extent known to Toyota, Toyota is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

Toyota knows of no arrangements the operation of which may at a later time result in a change of control.

7.B RELATED PARTY TRANSACTIONS

Business Relationships

Toyota purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s equity-method affiliates and those firms with which certain members of Toyota’s board of directors are affiliated. Toyota purchased materials, supplies and services from these affiliated entities in the amount of ¥4,028.3 billion in fiscal 2007. Toyota also sells its products and services to Toyota’s equity-method affiliates and firms with which certain members of Toyota’s board of directors are affiliated. Toyota sold products and services to these affiliated entities in the amount of ¥1,475.2 billion in fiscal 2007. Toyota believes all of these purchase and sale transactions were arm’s-length transactions. See note 12 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with affiliated companies.

Loans

Toyota regularly has trade accounts and other receivables by, and accounts payable to, Toyota’s equity-method affiliates and firms with which certain members of Toyota’s board of directors are affiliated. Toyota had outstanding trade accounts and other receivables by these affiliated entities in the amount of ¥256.8 billion as of March 31, 2007. Toyota had accounts payable to these affiliated entities in the amount of ¥605.6 billion as of March 31, 2007.

Toyota, from time to time, provides short- to medium-term loans to its affiliates, as well as loans under a loan program established by certain subsidiaries to assist their executives and directors with the purchase of homes. As of March 31, 2007, an aggregate amount of ¥30.6 billion in loans was outstanding to its equity-method affiliates. As of March 31, 2007, an aggregate amount of ¥32.2 billion in loans was outstanding to those of its affiliates not accounted for under the equity method, which are 20% to 50% owned by Toyota. As of March 31, 2007, the largest loan outstanding to any such equity-method affiliate was a loan of ¥27.5 billion at a fixed rate. Toyota believes that each of these loans was entered into in the ordinary course of business.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share		Price per ADS
	High	Low	High	Low
Fiscal Year Ended March 31,
2003	¥3,790	¥2,625	$57.45	$44.40
2004	3,990	2,455	75.88	41.17
2005	4,520	3,730	82.94	65.65
2006	6,560	3,790	110.28	70.95
2007	8,350	5,430	138.00	94.52

Financial Quarter Ended:
June 30, 2005	4,150	3,790	76.81	70.95
September 30, 2005	5,330	3,970	94.33	71.93
December 31, 2005	6,180	4,950	104.90	86.04
March 31, 2006	6,560	5,600	110.28	99.93
June 30, 2006	6,950	5,430	124.00	95.20
September 30, 2006	6,520	5,570	113.45	94.52
December 31, 2006	8,000	6,430	135.09	109.67
March 31, 2007	8,350	7,440	138.00	127.77

Month Ended:
December 31, 2006	8,000	6,860	135.09	119.24
January 31, 2007	8,220	7,630	137.97	127.81
February 28, 2007	8,350	7,790	138.00	130.00
March 31, 2007	7,990	7,440	135.63	127.77
April 30, 2007	7,640	7,080	128.50	120.81
May 31, 2007	7,420	7,010	123.00	116.24

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

10.B MEMORANDUM AND ARTICLES OF ASSOCIATION

Except as otherwise stated, set forth below is information relating to Toyota’s common stock, including brief summaries of the relevant provisions of Toyota’s articles of incorporation and share handling regulations, as currently in effect, and of the Corporation Act and related legislation.

General

Toyota’s authorized number of shares as of March 31, 2007 is 10,000,000,000, of which 3,609,997,492 shares were issued. Under the Corporation Act and Toyota’s articles of incorporation, shares must be registered and are transferable generally by delivery of share certificates. In order to assert shareholders’ rights against Toyota, a shareholder must have its name and address registered on Toyota’s register of shareholders, in accordance with Toyota’s share handling regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights.

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

Dividends

Dividends — General

Toyota’s board of directors recommends the dividend to be paid to shareholders and pledgees of record as of March 31 each year. This recommended dividend must then be approved by shareholders at the general shareholders’ meeting. Toyota pays the dividend immediately following approval of the dividend at the shareholders’ meeting, normally around the end of June each year. In addition to these year-end dividends, Toyota may pay interim dividends in the form of cash distributions from its distributable surplus to shareholders and pledgees of record as of September 30 in each year by resolution of its board of directors and without shareholder approval.

In addition, under the Corporation Act, dividends may be paid to shareholders and pledgees of record as of any record date, other than those specified above, as set forth by Toyota’s articles of incorporation or as determined by its board of directors from time to time. Such dividends may be distributed by a resolution of any general shareholder’ meeting. Toyota’s articles of incorporation also permit it to pay dividends, in addition to interim dividends mentioned in the preceding paragraph, by a resolution of its board of directors. Toyota has incorporated such a provision into its articles of incorporation in order to secure a flexible capital policy. Under the Corporation Act, dividends may be distributed in cash or (except in the case of interim dividends mentioned in the preceding paragraph) in kind, subject to limitations on distributable surplus and to certain other conditions.

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

Under the Corporation Act, Toyota may reduce its additional paid-in capital and legal reserve without limitation on the amount to be reduced, generally, by a resolution of a general shareholders’ meeting and if so decided by the same resolution, may account for the whole or any part of the amount of the reduction of additional paid-in capital as stated capital.

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

Consolidation of Shares

Toyota may at any time consolidate shares in issue into a smaller number of shares by a special shareholders resolution (as defined in “Voting Rights”). When a consolidation of shares is to be made, Toyota must give public notice and notice to each shareholder that, within a period of not less than one month specified in the notice, share certificates must be submitted to Toyota for exchange. Toyota must disclose the reason for the consolidation of shares at a General Shareholders’ Meeting.

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

Acquisition by Toyota of Shares

Toyota may acquire its own shares (i) through a stock exchange on which such shares are listed or by way of tender offer (pursuant to an ordinary resolution of a general shareholders’ meeting or a resolution of the board of directors), (ii) by purchase from a specific party (pursuant to a special resolution of a General Shareholders’ Meeting) or (iii) from a subsidiary of Toyota (pursuant to a resolution of the board of directors).

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

Any such acquisition of shares must satisfy certain requirements that the total amount of the acquisition price may not exceed the amount of the distributable dividends. See — “Dividends”.

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

Report of Substantial Shareholdings

The Securities and Exchange Law of Japan and regulations under the Law require any person who has become a holder (together with its related persons) of more than 5% of the total issued shares of a company listed on any Japanese stock exchange (including ADSs representing such shares) to file with the Director of a competent Local Finance Bureau, within five business days, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in any shareholding or any change in material matters set out in reports previously filed. Any such report shall be filed with the Director of a competent Local Finance Bureau through the Electronic Disclosure for Investor’s Network (EDINET) system. Copies of any report must also be furnished to the company. For this purpose, shares issuable to a 5% or greater shareholder upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by that holder and the company’s total issued share capital.

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

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20 percent, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock of Toyota) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or non-residents of Japan, such as non-resident Holders), other than any individual shareholder who holds 5 percent or more of the total issued shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before March 31, 2009, and (ii) 15 percent for dividends due and payable on or after April 1, 2009. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and 10 percent under the income tax treaties with the U.K. and the United States).

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

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of common stock or ADSs will constitute income from sources outside the United States, and will be subject to various classifications and other limitations. Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of a Toyota dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, or alternatively as a deduction in the computation of such U.S. Holder’s taxable income, if the U.S. Holder does not elect to claim a credit for any foreign taxes paid or accrued for the taxable year. Special rules generally will apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential U.S. federal income tax rates. Additionally, special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

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

Toyota does not believe that it is a PFIC for U.S. federal income tax purposes, and intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the application of the PFIC rules to a corporation such as Toyota (which among other things is engaged in leasing and financing through several subsidiaries) is not entirely clear, no assurances can be made regarding determination of its PFIC status in the current or any future taxable year. If Toyota is determined to be a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares of common stock or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates described above on dividends if we are a PFIC either in the taxable year of the dividend or the preceding taxable year (and instead will be taxable at rates applicable to ordinary income). Toyota will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.

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

Market Risk Disclosures

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

Foreign Currency Exchange Rate Risk

Toyota has foreign currency exposures related to buying, selling and financing in currencies other than the local currencies in which it operates. Toyota is exposed to foreign currency risk related to future earnings or assets and liabilities that are exposed due to operating cash flows and various financial instruments that are denominated in foreign currencies. Toyota’s most significant foreign currency exposures relate to the U.S. dollar and euro.

Toyota uses a value-at-risk analysis (“VAR”) to evaluate its exposure to changes in foreign currency exchange rates. The value-at-risk of the combined foreign exchange position represents a potential loss in pre-tax earnings that was estimated to be ¥51.9 billion as of March 31, 2006 and ¥33.1 billion as of March 31, 2007. Based on Toyota’s overall currency exposure (including derivative positions), the risk during the year ended March 31, 2007 to pre-tax cash flow from currency movements was on average ¥30.9 billion, with a high of ¥33.1 billion and a low of ¥27.6 billion.

The VAR was estimated by using a Monte Carlo Simulation method and assumed 95% confidence level on the realization date and a 10-day holding period.

Interest Rate Risk

Toyota is subject to market risk from exposures to changes in interest rates based on its financing, investing and cash management activities. Toyota enters into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. The potential decrease in fair value resulting from a hypothetical 100 basis point upward shift in interest rates would be approximately ¥75.6 billion as of March 31, 2006 and ¥99.5 billion as of March 31, 2007.

There are certain shortcomings inherent to the sensitivity analyses presented. The model assumes interest rate changes are instantaneous parallel shifts in the yield curve. However, in reality, changes are rarely instantaneous. Although certain assets and liabilities may have similar maturities or periods to repricing, they may not react correspondingly to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may lag behind changes in market rates. Finance receivables are less susceptible to prepayments when interest rates change and, as a result, Toyota’s model does not address prepayment risk for automotive related finance receivables. However, in the event of a change in interest rates, actual loan prepayments may deviate significantly from the assumptions used in the model.

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

Equity Price Risk

Toyota holds investments in various available-for-sale equity securities that are subject to price risk. The fair value of available-for-sale equity securities was ¥1,469.1 billion as of March 31, 2006 and ¥1,679.8 billion as of March 31, 2007. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥146.9 billion as of March 31, 2006 and ¥168.0 billion as of March 31, 2007.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF

                  PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) DISCLOSURES CONTROLS AND PROCEDURES

Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the fiscal 2007. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the Form 20-F that Toyota files under the Exchange Act is accumulated and communicated to its management including the chief executive officer and the principal accounting and financial officer as appropriate to allow timely decisions regarding disclosure. The disclosure controls and procedures also ensures that the Form 20-F that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Fujio Cho, Toyota’s Chairman of the Board and Mitsuo Kinoshita, Toyota’s Executive Vice President, Member of the Board. Toyota’s disclosures controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Mr. Cho and Mr. Kinoshita have concluded that Toyota’s disclosure controls and procedures are effective at the reasonable assurance level.

(b) MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Toyota’s management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Toyota’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of Toyota’s assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that Toyota’s receipts and expenditures are being made only in accordance with authorizations of Toyota’s management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Toyota’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Toyota’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that Toyota’s internal control over financial reporting was effective as of March 31, 2007.

Management’s assessment of the effectiveness of Toyota’s internal control over financial reporting as of March 31, 2007 has been audited by PricewaterhouseCoopers Aarata, an independent registered public accounting firm, as stated in their report which is included herein.

(c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Toyota’s independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on management’s assessment of internal control over financial reporting. This report appears in Item 18.

(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in Toyota’s internal control over financial reporting during fiscal 2007 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Toyota maintains a corporate auditor system, in accordance with the Corporation Act. Toyota’s board of corporate auditors is comprised of seven corporate auditors, four of whom are outside corporate auditors. Each corporate auditor has been appointed at Toyota’s shareholders’ meetings and has certain statutory powers independently, including auditing the business affairs and accounts of Toyota.

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

ITEM 16B. CODE OF ETHICS

Toyota has adopted a code of ethics that applies to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of Toyota’s code of ethics is incorporated by reference as an exhibit to this annual report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Aarata has audited the financial statements of Toyota included in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Aarata and the various network and member firms of PricewaterhouseCoopers to Toyota in fiscal 2007 and fiscal 2006.

	Yen in millions
	2006	2007
Audit Fees (1)	2,025	3,779
Audit-related Fees (2)	604	180
Tax Fees (3)	896	679
All Other Fees (4)	81	98
Total	3,606	4,736

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the services of annual audit, quarter reviews, semi-annual reviews and assessment and reviews of the effectiveness of internal controls over financial reporting of Toyota and its subsidiaries and affiliates; the services associated with SEC registration statements or other documents issued in connection with securities offerings such as comfort letters and consents; consultations as to the accounting or disclosure treatment of transactions or events.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include the services such as due diligence; agreed-upon or expanded audit procedures; internal control reviews and assistance; review of the effectiveness of the internal audit function; assistance with implementation of the requirements of SEC rules pursuant to the Sarbanes-Oxley Act; financial statement audits of employee benefit plans.
(3)	Tax Fees include fees billed for tax compliance services, including the services such as tax planning, advice and compliance of federal, state, local and international tax; the review of tax returns; assistance with tax audits and appeals; tax only valuation services including transfer pricing and cost segregation studies; expatriate tax assistance and compliance.
(4)	All Other Fees mainly include fees billed for risk management advisory services of assessment and testing of security infrastructure controls; advisory services relating to accounting manual and accounting control; advisory services relating to establishment of a new subsidiary; assistance with continuing education and training; services providing information related to automotive market conditions and sales networks and advisory services on information systems related to dealer controls.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED                     PURCHASERS

The following table sets forth purchases of Toyota’s common stock by Toyota and its affiliated purchasers during fiscal 2007:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs[2]
April 1, 2006 – April 30, 2006	5,377	¥6,667.65	0	53,425,000
May 1, 2006 – May 31, 2006	26,003,457	6,250.02	26,000,000	27,425,000
June 1, 2006 – June 30, 2006	3,710	5,882.60	0	30,000,000
July 1, 2006 – July 31, 2006	8,787	5,865.95	0	30,000,000
August 1, 2006 – August 31, 2006	10,083	6,205.99	0	30,000,000
September 1, 2006 – September 30, 2006	178,103	6,329.52	0	30,000,000
October 1, 2006 – October 31, 2006	12,227	6,792.39	0	30,000,000
November 1, 2006 – November 30, 2006	18,960,227	7,229.92	18,950,100	11,049,900
December 1, 2006 – December 31, 2006	14,448	7,317.82	0	11,049,900
January 1, 2007 – January 31, 2007	11,236	7,942.21	0	11,049,900
February 1, 2007 – February 28, 2007	9,601	8,084.32	0	11,049,900
March 1, 2007 – March 31, 2007	6,619	7,873.69	0	11,049,900

Total	45,223,875	—	44,950,100	—

[1]

All purchases other than purchases publicly announced and other than 170,000 shares purchased in September 2006 in open-market transactions, were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Toyota to purchase shares that are a fraction of a unit, in accordance with Toyota’s share handling regulations. Toyota is required to comply with such requests pursuant to the Corporation Act. See “Memorandum and Articles of Association — Japanese Unit Share System.”

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

On June 23, 2006, share repurchases were approved at the Ordinary General Shareholders’ Meeting pursuant to which Toyota may purchase during a one-year period until the next Ordinary General Shareholders’ Meeting up to the lesser of 30,000,000 shares of common stock or the number of shares equivalent to ¥200.0 billion in cost of repurchase. This share repurchase program expired on June 22, 2007.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Toyota Jidosha Kabushiki Kaisha

(“Toyota Motor Corporation”)

We have completed an integrated audit of Toyota Motor Corporation’s March 31, 2007 consolidated financial statements and of its internal control over financial reporting as of March 31, 2007 and audits of its March 31, 2005 and 2006 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Toyota Motor Corporation and its subsidiaries at March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension and other postretirement plans effective March 31, 2007.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b), that the Company maintained effective internal control over financial reporting as of March 31, 2007 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Aarata

Nagoya, Japan

June 22, 2007

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2006	2007	2007
Current assets
Cash and cash equivalents	¥1,569,387	¥1,900,379	$16,098
Time deposits	50,349	26,709	226
Marketable securities	634,879	435,463	3,689
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥19,491 million in 2006 and ¥24,782 million ($210 million) in 2007	1,980,680	2,023,818	17,144
Finance receivables, net	3,497,319	4,036,363	34,192
Other receivables	416,336	486,170	4,118
Inventories	1,620,975	1,803,956	15,281
Deferred income taxes	520,494	551,503	4,672
Prepaid expenses and other current assets	444,803	519,762	4,403

Total current assets	10,735,222	11,784,123	99,823

Noncurrent finance receivables, net	4,830,216	5,694,733	48,240

Investments and other assets
Marketable securities and other securities investments	3,402,523	3,829,852	32,443
Affiliated companies	1,828,369	2,058,177	17,435
Employees receivables	75,094	96,742	819
Other	793,543	1,050,633	8,900

Total investments and other assets	6,099,529	7,035,404	59,597

Property, plant and equipment
Land	1,215,897	1,233,137	10,446
Buildings	3,156,613	3,444,764	29,181
Machinery and equipment	8,482,832	9,184,751	77,804
Vehicles and equipment on operating leases	2,605,426	3,309,337	28,033
Construction in progress	397,076	349,465	2,960

	15,857,844	17,521,454	148,424
Less - Accumulated depreciation	(8,791,216)	(9,460,935)	(80,143)

Property, plant and equipment, net	7,066,628	8,060,519	68,281

Total assets	¥28,731,595	¥32,574,779	$275,941

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2006	2007	2007
Current liabilities
Short-term borrowings	¥3,033,019	¥3,497,391	$29,626
Current portion of long-term debt	1,723,888	2,368,116	20,060
Accounts payable	2,086,587	2,211,586	18,735
Other payables	730,184	807,481	6,840
Accrued expenses	1,464,263	1,668,337	14,133
Income taxes payable	347,488	421,196	3,568
Other current liabilities	643,306	793,063	6,718

Total current liabilities	10,028,735	11,767,170	99,680

Long-term liabilities
Long-term debt	5,640,490	6,263,585	53,059
Accrued pension and severance costs	679,918	640,586	5,427
Deferred income taxes	1,092,995	1,312,400	11,117
Other long-term liabilities	139,428	126,702	1,073

Total long-term liabilities	7,552,831	8,343,273	70,676

Minority interest in consolidated subsidiaries	589,580	628,244	5,322

Shareholders’ equity
Common stock, no par value, authorized: 9,740,185,400 shares in 2006 and 10,000,000,000 shares in 2007; issued: 3,609,997,492 shares in 2006 and 2007	397,050	397,050	3,363
Additional paid-in capital	495,250	497,593	4,215
Retained earnings	10,459,788	11,764,713	99,659
Accumulated other comprehensive income	437,316	701,390	5,941
Treasury stock, at cost, 368,240,025 shares in 2006 and 412,060,800 shares in 2007	(1,228,955)	(1,524,654)	(12,915)

Total shareholders’ equity	10,560,449	11,836,092	100,263

Commitments and contingencies
Total liabilities and shareholders’ equity	¥28,731,595	¥32,574,779	$275,941

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2005	2006	2007	2007
Net revenues
Sales of products	¥17,790,862	¥20,059,493	¥22,670,097	$192,038
Financing operations	760,664	977,416	1,277,994	10,826

	18,551,526	21,036,909	23,948,091	202,864

Costs and expenses
Cost of products sold	14,500,282	16,335,312	18,356,255	155,495
Cost of financing operations	369,844	609,632	872,138	7,388
Selling, general and administrative	2,009,213	2,213,623	2,481,015	21,017

	16,879,339	19,158,567	21,709,408	183,900

Operating income	1,672,187	1,878,342	2,238,683	18,964

Other income (expense)
Interest and dividend income	67,519	93,970	131,939	1,118
Interest expense	(18,956)	(21,601)	(49,326)	(418)
Foreign exchange gain, net	21,419	10,789	33,005	279
Other income, net	12,468	125,860	28,215	239

	82,450	209,018	143,833	1,218

Income before income taxes, minority interest and equity in earnings of affiliated companies	1,754,637	2,087,360	2,382,516	20,182
Provision for income taxes	657,910	795,153	898,312	7,609

Income before minority interest and equity in earnings of affiliated companies	1,096,727	1,292,207	1,484,204	12,573
Minority interest in consolidated subsidiaries	(64,938)	(84,393)	(49,687)	(421)
Equity in earnings of affiliated companies	139,471	164,366	209,515	1,775

Net income	¥1,171,260	¥1,372,180	¥1,644,032	$13,927

	Yen			U.S. dollars
Net income per share
- Basic	¥355.35	¥421.76	¥512.09	$4.34

- Diluted	¥355.28	¥421.62	¥511.80	$4.34

Cash dividends per share	¥65.00	¥90.00	¥120.00	$1.02

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total shareholders’ equity
Balances at March 31, 2004	¥397,050	¥495,179	¥8,326,215	¥(204,592)	¥(835,285)	¥8,178,567

Issuance during the year		528				528
Comprehensive income
Net income			1,171,260			1,171,260
Other comprehensive income
Foreign currency translation adjustments				75,697		75,697
Unrealized gains on securities, net of reclassification adjustments				38,455		38,455
Minimum pension liability adjustments				9,780		9,780

Total comprehensive income						1,295,192

Dividends paid			(165,299)			(165,299)
Purchase and reissuance of common stock					(264,038)	(264,038)

Balances at March 31, 2005	397,050	495,707	9,332,176	(80,660)	(1,099,323)	9,044,950

Issuance during the year		(457)				(457)
Comprehensive income
Net income			1,372,180			1,372,180
Other comprehensive income
Foreign currency translation adjustments				268,410		268,410
Unrealized gains on securities, net of reclassification adjustments				244,629		244,629
Minimum pension liability adjustments				4,937		4,937

Total comprehensive income						1,890,156

Dividends paid			(244,568)			(244,568)
Purchase and reissuance of common stock					(129,632)	(129,632)

Balances at March 31, 2006	397,050	495,250	10,459,788	437,316	(1,228,955)	10,560,449

Issuance during the year		2,343				2,343
Comprehensive income
Net income			1,644,032			1,644,032
Other comprehensive income
Foreign currency translation adjustments				130,746		130,746
Unrealized gains on securities, net of reclassification adjustments				38,800		38,800
Minimum pension liability adjustments				3,499		3,499

Total comprehensive income						1,817,077

Adjustment to initially apply FAS No. 158				91,029		91,029
Dividends paid			(339,107)			(339,107)
Purchase and reissuance of common stock					(295,699)	(295,699)

Balances at March 31, 2007	¥397,050	¥497,593	¥11,764,713	¥701,390	¥(1,524,654)	¥11,836,092

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

	U.S. dollars in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total shareholders’ equity
Balances at March 31, 2006	$3,363	$4,195	$88,605	$3,705	$(10,411)	$89,457

Issuance during the year		20				20
Comprehensive income
Net income			13,927			13,927
Other comprehensive income
Foreign currency translation adjustments				1,107		1,107
Unrealized gains on securities, net of reclassification adjustments				329		329
Minimum pension liability adjustments				29		29

Total comprehensive income						15,392

Adjustment to initially apply FAS No. 158				771		771
Dividends paid			(2,873)			(2,873)
Purchase and reissuance of common stock					(2,504)	(2,504)

Balances at March 31, 2007	$3,363	$4,215	$99,659	$5,941	$(12,915)	$100,263

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2005	2006	2007	2007
Cash flows from operating activities
Net income	¥1,171,260	¥1,372,180	¥1,644,032	$13,927
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	997,713	1,211,178	1,382,594	11,712
Provision for doubtful accounts and credit losses	63,154	62,646	71,862	609
Pension and severance costs, less payments	(52,933)	23,860	(32,054)	(272)
Losses on disposal of fixed assets	49,159	54,981	50,472	428
Unrealized losses on available-for-sale securities, net	2,324	4,163	4,614	39
Deferred income taxes	84,711	33,262	132,308	1,121
Minority interest in consolidated subsidiaries	64,938	84,393	49,687	421
Equity in earnings of affiliated companies	(139,471)	(164,366)	(209,515)	(1,775)
Changes in operating assets and liabilities, and other
Increase in accounts and notes receivable	(178,363)	(297,598)	(212,856)	(1,803)
Increase in inventories	(191,545)	(248,823)	(133,698)	(1,133)
(Increase) decrease in other current assets	34,674	(89,723)	(108,767)	(921)
Increase in accounts payable	153,747	188,702	104,188	883
Increase (decrease) in accrued income taxes	41,228	54,052	74,255	629
Increase in other current liabilities	190,450	203,075	264,490	2,240
Other	79,894	23,498	156,561	1,326

Net cash provided by operating activities	2,370,940	2,515,480	3,238,173	27,431

Cash flows from investing activities
Additions to finance receivables	(5,594,375)	(6,476,979)	(7,343,474)	(62,206)
Collection of finance receivables	4,609,383	5,615,276	6,152,499	52,118
Proceeds from sale of finance receivables	65,536	102,854	84,083	712
Additions to fixed assets excluding equipment leased to others	(1,068,287)	(1,523,459)	(1,425,814)	(12,078)
Additions to equipment leased to others	(854,953)	(1,247,781)	(1,410,003)	(11,944)
Proceeds from sales of fixed assets excluding equipment leased to others	69,396	89,578	64,421	546
Proceeds from sales of equipment leased to others	316,456	410,683	359,923	3,049
Purchases of marketable securities and security investments	(1,165,791)	(957,296)	(1,068,205)	(9,049)
Proceeds from sales of marketable securities and security investments	121,369	157,707	148,442	1,257
Proceeds upon maturity of marketable securities and security investments	452,574	533,325	676,729	5,732
Payment for additional investments in affiliated companies, net of cash acquired	(901)	(1,802)	(1,651)	(14)
Changes in investments and other assets, and other	(11,603)	(77,606)	(51,328)	(435)

Net cash used in investing activities	¥(3,061,196)	¥(3,375,500)	¥(3,814,378)	$(32,312)

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2005	2006	2007	2007
Cash flows from financing activities
Purchase of common stock	¥(264,106)	¥(129,629)	¥(295,699)	$(2,505)
Proceeds from issuance of long-term debt	1,863,710	1,928,788	2,890,000	24,481
Payments of long-term debt	(1,155,223)	(1,187,506)	(1,726,823)	(14,628)
Increase in short-term borrowings	140,302	509,826	353,397	2,994
Dividends paid	(165,299)	(244,568)	(339,107)	(2,873)

Net cash provided by financing activities	419,384	876,911	881,768	7,469

Effect of exchange rate changes on cash and cash equivalents	24,849	68,743	25,429	216

Net increase (decrease) in cash and cash equivalents	(246,023)	85,634	330,992	2,804
Cash and cash equivalents at beginning of year	1,729,776	1,483,753	1,569,387	13,294

Cash and cash equivalents at end of year	¥1,483,753	¥1,569,387	¥1,900,379	$16,098

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

Significant accounting policies after reflecting adjustments for the above are as follows:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiary companies. All significant intercompany transactions and accounts have been eliminated. Investments in affiliated companies in which Toyota exercises significant influence, but which it does not control, are stated at cost plus equity in undistributed earnings. Consolidated net income includes Toyota’s equity in current earnings of such companies, after elimination of unrealized intercompany profits. Investments in non-public companies in which Toyota does not exercise significant influence (generally less than a 20% ownership interest) are stated at cost. The accounts of variable interest entities as defined by the Financial Accounting Standard Board Interpretation No. 46(R) Consolidation of Variable Interest Entities (revised December 2003) - an interpretation of ARB No.51 (“FIN 46(R)”) are included in the consolidated financial statements, if applicable.

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

Toyota on occasion sells finance receivables in transactions subject to limited recourse provisions. These sales are to trusts and Toyota retains the servicing rights and is paid a servicing fee. Gains or losses from the sales of the finance receivables are recognized in the fiscal year in which such sales occur.

Other costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥379,702 million, ¥397,599 million and ¥451,182 million ($3,822 million) for the years ended March 31, 2005, 2006 and 2007, respectively.

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

Research and development costs are expensed as incurred and ¥755,147 million, ¥812,648 million and ¥890,782 million ($7,546 million) for the years ended March 31, 2005, 2006 and 2007, respectively.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable securities -

Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with unrealized gains or losses included as a component of

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accumulated other comprehensive income in shareholders’ equity, net of applicable taxes. Individual securities classified as available-for-sale are reduced to net realizable value for other-than-temporary declines in market value. In determining if a decline in value is other-than-temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota’s ability and intent to retain its investment in the company for a period of time sufficient to allow for any anticipated recovery in market value. Realized gains and losses, which are determined on the average-cost method, are reflected in the statement of income when realized.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories -

Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” (“LIFO”) basis. Inventories valued on the LIFO basis totaled ¥329,205 million and ¥357,055 million ($3,025 million) at March 31, 2006 and 2007, respectively. Had the “first-in, first-out” basis been used for those companies using the LIFO basis, inventories would have been ¥17,070 million and ¥13,780 million ($117 million) higher than reported at March 31, 2006 and 2007, respectively.

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

Employee benefit obligations -

Toyota has both defined benefit and defined contribution plans for employees’ retirement benefits. Retirement benefit obligations are measured by actuarial calculations in accordance with a Statement of Financial Accounting Standard (“FAS”) No. 87 Employers’ accounting for pensions (“FAS 87”). Toyota adopted the

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

provisions regarding recognition of funded status and disclosure under FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“FAS 158”) as of March 31, 2007. Under the provisions of FAS 158, the overfunded or underfunded status of the defined benefit postretirement plans is recognized on the consolidated balance sheets as prepaid pension and severance costs or accrued pension and severance costs, and the funded status change is recognized in the year in which it occurs through comprehensive income. Prior to the adoption of FAS 158, a minimum pension liability had been recorded for plans where the accumulated benefit obligation net of plan assets exceeded the accrued pension and severance costs. After the adoption of FAS 158, a minimum pension liability is not recorded.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-based compensation -

Toyota measures compensation expense for its stock-based compensation plan based on the grant-date fair value of the award from the fiscal year beginning on April 1, 2006. Toyota accounts for the stock-based compensation plans in accordance with FAS No. 123(R), Share - Based Payment (revised 2004) (“FAS 123(R)”).

Prior to the adoption of FAS 123(R), Toyota measured compensation expense using the intrinsic value method under the recognition and measurement principles of the Accounting Principles Board (“APB”) Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees, and related Interpretations. No stock-based compensation expense was reflected in net income, as all options granted under Toyota’s stock-based compensation plan had an exercise price higher than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share for the prior years to the adoption of FAS 123(R) that ended March 31, 2005 and 2006, if the company had applied the fair value recognition provisions of FAS No. 123, Accounting for Stock-Based Compensation (“FAS 123”), to stock-based employee compensation. See note 18 to the consolidated financial statements for weighted-average assumptions used in option pricing model.

	Yen in millions
	For the years ended March 31,
	2005	2006
Net income
As reported	¥1,171,260	¥1,372,180
Deduct: Total stock-based compensation expenses determined under fair value based method for all awards, net of related tax effects	(1,571)	(1,449)

Pro forma	¥1,169,689	¥1,370,731

Net income per share
- Basic
As reported	¥355.35	¥421.76
Pro forma	354.87	421.32

- Diluted
As reported	¥355.28	¥421.62
Pro forma	354.80	421.18

Other comprehensive income -

Other comprehensive income refers to revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States of America are included in comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders’ equity. Toyota’s other comprehensive income is primarily comprised of unrealized gains/losses on marketable securities designated as available-for-sale, foreign currency translation adjustments and adjustments attributed to minimum pension liabilities associated with Toyota’s defined benefit pension plans.

Accounting changes -

In November 2004, the Financial Accounting Standard Board (“FASB”) issued FAS No. 151, Inventory Costs – an amendment of ARB No. 43, Chapter 4 (“FAS 151”). FAS 151 amends the guidance in Accounting Research Bulletin (“ARB”) No. 43, Chapter 4 (“ARB 43, Chapter 4”), Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ARB 43, Chapter 4, previously stated that “. . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . .” FAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Toyota adopted FAS 151 effective for inventory costs incurred during fiscal year begun after June 15, 2005. The adoption of FAS 151 did not have material impact on Toyota’s consolidated financial statements.

In December 2004, FASB issued FAS 123(R). FAS 123(R) is a revision of FAS 123 and supersedes APB 25 and its related implementation guidance. FAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. FAS 123(R) also requires a public entity to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value will be recognized as compensation cost over that period. Although Toyota is required to implement the Standard as of the beginning of the first interim or annual period that begins after June 15, 2005 under Statement No.123(R), the Securities and Exchange Commission has amended the compliance date and Toyota adopted the Standard from the fiscal year beginning on April 1, 2006. See note 18 to the consolidated financial statements for the impact of the adoption of this Standard on Toyota’s consolidated financial statements.

In May 2005, FASB issued FAS No. 154, Accounting Changes and Error Corrections – a replacement of APB No. 20 and FAS No. 3 (“FAS 154”). FAS 154 replaces APB Opinion No. 20, Accounting Changes, and FAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement when the pronouncement does not include specific transition provisions. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. Toyota adopted FAS 154 effective for accounting changes and corrections of errors made in fiscal year begun after December 15, 2005. The adoption of FAS 154 did not have material impact on Toyota’s consolidated financial statements for the year ended March 31, 2007.

In September 2006, FASB issued FAS 158. FAS 158 requires employers to recognize the overfunded or underfunded status of their defined benefit postretirement plans as an asset or a liability on their balance sheets, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Toyota adopted the provisions regarding recognition of funded status and disclosure under FAS 158 as of the end of the fiscal year ending after December 15, 2006. See note 19 to the consolidated financial statements for the impact of the adoption of the provisions on Toyota’s consolidated financial statements.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

issued by securitization vehicles to the requirements of FAS133. FAS 155 is effective as of the beginning of first fiscal year that begins after September 15, 2006. Management does not expect this Statement to have a material impact on Toyota’s consolidated financial statements.

In March 2006, FASB issued FAS No. 156, Accounting for Servicing of Financial Assets (“FAS 156”), which amends FAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”), with respect to the accounting for separately recognized servicing assets and servicing liabilities. FAS 156 is effective for fiscal year beginning after September 15, 2006. Management does not expect this Statement to have a material impact on Toyota’s consolidated financial statements.

In September 2006, FASB issued FAS No. 157, Fair Value Measurements (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal year beginning after November 15, 2007 and interim period within the fiscal year. Management is evaluating the impact of adopting FAS 157 on Toyota’s consolidated financial statements.

In September 2006, FASB issued FAS 158. FAS 158 requires employers to measure the funded status of their defined benefit postretirement plans as of the date of their year-end statement of financial position. This provision in FAS 158 regarding a measurement date is effective for fiscal year ending after December 15, 2008. Management is evaluating the impact of adopting this provision on Toyota’s consolidated financial statements.

In February 2007, FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115 (“FAS 159). FAS 159 permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis and subsequent change in fair value must be recorded in earnings at each reporting date. FAS 159 is effective for fiscal year beginning after November 15, 2007. Management is evaluating the impact of adopting FAS 159 on Toyota’s consolidated financial statements.

In June 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in tax positions and requires a company to recognize in its financial statements, the impact of a tax position, if that position is more likely than not to be sustained on audit, based on the technical merits of the position. FIN 48 is effective for fiscal year beginning after December 15, 2006. Management is evaluating the impact of adopting FIN 48 on Toyota’s consolidated financial statements.

Reclassifications -

Certain prior year amounts have been reclassified to conform to the presentations for the year ended March 31, 2007.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥118.05 = U.S. $1, the approximate current exchange rate at March 30, 2007, was used for the translation of the accompanying consolidated financial amounts of Toyota as of and for the year ended March 31, 2007.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Supplemental cash flow information:

Cash payments for income taxes were ¥694,985 million, ¥730,469 million and ¥741,798 million ($6,284 million) for the years ended March 31, 2005, 2006 and 2007, respectively. Interest payments during the years ended March 31, 2005, 2006 and 2007 were ¥226,615 million, ¥332,337 million and ¥550,398 million ($4,662 million), respectively.

Capital lease obligations of ¥3,571 million, ¥6,673 million and ¥6,559 million ($56 million) were incurred for the years ended March 31, 2005, 2006 and 2007, respectively.

5. Acquisitions and dispositions:

During the years ended March 31, 2005, 2006 and 2007, Toyota made a number of acquisitions, however the assets acquired and liabilities assumed were not material.

6. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value are as follows:

	Yen in millions
	March 31, 2006
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	¥2,432,905	¥4,597	¥29,356	¥2,408,146
Equity securities	661,412	807,937	198	1,469,151

Total	¥3,094,317	¥812,534	¥29,554	¥3,877,297

Securities not practicable to determine fair value
Debt securities	¥18,863
Equity securities	141,242

Total	¥160,105

	Yen in millions
	March 31, 2007
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	¥2,454,283	¥18,141	¥12,172	¥2,460,252
Equity securities	859,628	821,518	1,259	1,679,887

Total	¥3,313,911	¥839,659	¥13,431	¥4,140,139

Securities not practicable to determine fair value
Debt securities	¥24,322
Equity securities	100,854

Total	¥125,176

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	U.S. dollars in millions
	March 31, 2007
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	$20,790	$154	$103	$20,841
Equity securities	7,282	6,959	11	14,230

Total	$28,072	$7,113	$114	$35,071

Securities not practicable to determine fair value
Debt securities	$206
Equity securities	855

Total	$1,061

Unrealized losses continuing over a 12 month period or more in the aggregate were not material at March 31, 2006 and 2007.

At March 31, 2006 and 2007, debt securities classified as available-for-sale mainly consist of government bonds and corporate debt securities with maturities from 1 to 10 years.

Proceeds from sales of available-for-sale securities were ¥121,369 million, ¥157,707 million and ¥148,442 million ($1,257 million) for the years ended March 31, 2005, 2006 and 2007, respectively. On those sales, gross realized gains were ¥14,551 million, ¥2,104 million and ¥8,832 million ($75 million) and gross realized losses were ¥231 million, ¥1,207 million and ¥317 million ($3 million), respectively.

During the year ended March 31, 2006, in accordance with EITF Issue No. 91-5, Nonmonetary Exchange of Cost-Method Investments, Toyota reclassified ¥143,366 million of gain from Unrealized gains on securities included in the “Accumulated other comprehensive income” on the consolidated balance sheet to Other income included in the “Other income, net” on the consolidated statement of income. The gain was recognized based on the merger between UFJ Holdings, Inc. and Mitsubishi Tokyo Financial Group, Inc. on October 1, 2005, and determined as the amount between the cost of the pre-merger entity, UFJ Holdings, Inc. common shares which Toyota had continuously held and the fair market value of the post-merger entity, Mitsubishi UFJ Financial Group, Inc. common shares which Toyota received in exchange for UFJ Holdings, Inc. common shares. The gain was non-cash gain and included in the cost of the available-for-sale equity securities.

During the years ended March 31, 2005, 2006 and 2007, Toyota recognized impairment losses on available-for-sale securities of ¥2,324 million, ¥4,163 million, and ¥4,614 million ($39 million), respectively, which are included in “Other income, net” in the accompanying consolidated statements of income.

In the ordinary course of business, Toyota maintains long-term investment securities, included in “Marketable securities and other securities investments” and issued by a number of non-public companies which are recorded at cost, as their fair values were not readily determinable. Management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial viability of the underlying companies and the prevailing market conditions in which these companies operate to determine if Toyota’s investment in each individual company is impaired and whether the impairment is other-than-temporary. Toyota performs this impairment test semi-annually for significant investments recorded at cost. If the impairment is determined to be other-than-temporary, the carrying value of the investment is written-down by the impaired amount and the losses are recognized currently in operations.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Finance receivables:

Finance receivables consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2006	2007	2007
Retail	¥5,930,822	¥7,005,631	$59,344
Finance leases	741,280	756,421	6,408
Wholesale and other dealer loans	1,998,814	2,342,926	19,847

	8,670,916	10,104,978	85,599
Deferred origination costs	92,798	106,063	899
Unearned income	(334,796)	(367,829)	(3,116)
Allowance for credit losses	(101,383)	(112,116)	(950)

Total finance receivables, net	8,327,535	9,731,096	82,432
Less - Current portion	(3,497,319)	(4,036,363)	(34,192)

Noncurrent finance receivables, net	¥4,830,216	¥5,694,733	$48,240

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual maturities of retail receivables, the future minimum lease payments on finance leases and wholesale and other dealer loans at March 31, 2007 are summarized as follows:

	Yen in millions			U.S. dollars in millions
Years ending March 31,	Retail	Finance lease	Wholesale and other dealer loans	Retail	Finance lease	Wholesale and other dealer loans
2008	¥1,991,266	¥198,701	¥1,908,054	$16,868	$1,683	$16,163
2009	1,761,151	130,854	144,754	14,919	1,109	1,226
2010	1,438,970	115,295	97,027	12,189	977	822
2011	981,354	46,186	74,150	8,313	391	628
2012	511,974	19,794	69,235	4,337	168	587
Thereafter	320,916	1,455	49,706	2,718	12	421

	¥7,005,631	¥512,285	¥2,342,926	$59,344	$4,340	$19,847

Finance leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2006	2007	2007
Minimum lease payments	¥472,725	¥512,285	$4,340
Estimated unguaranteed residual values	268,555	244,136	2,068

	741,280	756,421	6,408
Deferred origination costs	1,462	1,335	11
Less - Unearned income	(102,241)	(64,673)	(548)
Less - Allowance for credit losses	(6,140)	(4,999)	(42)

Finance leases, net	¥634,361	¥688,084	$5,829

Toyota maintains a program to sell retail and lease finance receivables. Under the program, Toyota’s securitization transactions are generally structured as qualifying SPEs (“QSPE”s), thus Toyota achieves sale accounting treatment under the provisions of FAS 140. Toyota recognizes a gain or loss on the sale of the finance receivables upon the transfer of the receivables to the securitization trusts structured as a QSPE. Toyota retains servicing rights and earns a contractual servicing fee of 1% per annum on the total monthly outstanding principal balance of the related securitized receivables. In a subordinated capacity, Toyota retains interest-only strips, subordinated securities, and cash reserve funds in these securitizations, and these retained interests are held as restricted assets subject to limited recourse provisions and provide credit enhancement to the senior securities in Toyota’s securitization transactions. The retained interests are not available to satisfy any obligations of Toyota. Investors in the securitizations have no recourse to Toyota beyond the contractual cash flows of the securitized receivables, retained subordinated interests, any cash reserve funds and any amounts available or funded under the revolving liquidity notes. Toyota’s exposure to these retained interests exists until the associated securities are paid in full. Investors do not have recourse to other assets held by Toyota for failure of obligors on the receivables to pay when due or otherwise.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes certain cash flows received from and paid to the securitization trusts for the years ended March 31, 2005, 2006 and 2007.

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2005	2006	2007	2007
Proceeds from new securitizations, net of purchased and retained securities	¥48,958	¥88,698	¥69,018	$585
Servicing fees received	3,762	2,297	1,881	16
Excess interest received from interest only strips	9,140	4,219	2,818	24
Repurchases of receivables	(34,675)	(50,086)	—	—
Servicing advances	(215)	(453)	(234)	(2)
Reimbursement of servicing and maturity advances	860	793	234	2

Toyota sold finance receivables under the program and recognized pretax gains resulting from these sales of ¥323 million, ¥837 million and ¥1,589 million ($13 million) for the years ended March 31, 2005, 2006 and 2007, respectively, after providing an allowance for estimated credit losses. The gain on sale recorded depends on the carrying amount of the assets at the time of the sale. The carrying amount is allocated between the assets sold and the retained interests based on their relative fair values at the date of the sale. The key economic assumptions initially and subsequently measuring the fair value of retained interests include the market interest rate environment, severity and rate of credit losses, and the prepayment speed of the receivables. All key economic assumptions used in the valuation of the retained interests are reviewed periodically and are revised as considered necessary.

At March 31, 2006 and 2007, Toyota’s retained interests relating to these securitizations include interest in trusts, interest-only strips, and other receivables, amounting to ¥18,316 million and ¥16,033 million ($136 million), respectively.

Toyota recorded no impairments on retained interests for the years ended March 31, 2005, 2006 and 2007. Impairments are calculated, if any, by discounting cash flows using management’s estimates and other key economic assumptions.

Key economic assumptions used in measuring the fair value of retained interests at the sale date of securitization transactions completed during the years ended March 31, 2005, 2006 and 2007 were as follows:

	For the years ended March 31,
	2005	2006	2007
Prepayment speed related to securitizations	0.7% - 1.1%	0.7% - 1.4%	0.7% - 1.4%
Weighted-average life (in years)	1.85	1.72 - 2.06	1.90 - 2.57
Expected annual credit losses	0.30%	0.05% - 0.18%	0.05% - 0.12%
Discount rate used on the retained interests	15.0%	5.0%	5.0%

Expected cumulative static pool losses over the life of the securitizations are calculated by taking actual life to date losses plus projected losses and dividing the sum by the original balance of each pool of assets. Expected cumulative static pool credit losses for the retail loans securitized for the years ended March 31, 2005, 2006 and 2007 were 0.40%, 0.19% and 0.16%, respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The key economic assumptions and the sensitivity of the current fair value of the retained interest to an immediate 10 and 20 percent adverse change in those economic assumptions are presented below.

	Yen in millions	U.S. dollars in millions
	March 31, 2007	March 31, 2007
Prepayment speed assumption (annual rate)	0.7%-1.5%
Impact on fair value of 10% adverse change	¥(86)	$(1)
Impact on fair value of 20% adverse change	(173)	(1)
Residual cash flows discount rate (annual rate)	5.0%-12.0%
Impact on fair value of 10% adverse change	¥(138)	$(1)
Impact on fair value of 20% adverse change	(274)	(2)
Expected credit losses (annual rate)	0.05%-0.38%
Impact on fair value of 10% adverse change	¥(26)	$(0)
Impact on fair value of 20% adverse change	(63)	(1)

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

Outstanding receivable balances and delinquency amounts for managed retail and lease receivables, which include both owned and securitized receivables, as of March 31, 2006 and 2007 are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2006	2007	2007
Principal amount outstanding	¥6,543,496	¥7,569,490	$64,121
Delinquent amounts over 60 days or more	32,799	58,662	497

Comprised of:
Receivables owned	¥6,337,306	¥7,394,223	$62,636
Receivables securitized	206,190	175,267	1,485

Credit losses, net of recoveries attributed to managed retail and lease receivables for the years ended March 31, 2005, 2006 and 2007 totaled ¥34,455 million, ¥46,427 million and ¥63,428 million ($537 million), respectively.

8. Other receivables:

Other receivables relate to arrangements with certain component manufacturers whereby Toyota procures inventory for these component manufactures and is reimbursed for the related purchases.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Inventories:

Inventories consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2006	2007	2007
Finished goods	¥1,097,203	¥1,204,521	$10,203
Raw materials	221,285	291,006	2,465
Work in process	239,450	236,749	2,006
Supplies and other	63,037	71,680	607

	¥1,620,975	¥1,803,956	$15,281

10. Vehicles and equipment on operating leases:

Vehicles and equipment on operating leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2006	2007	2007
Vehicles	¥2,503,064	¥3,202,674	$27,130
Equipment	102,362	106,663	903

	2,605,426	3,309,337	28,033
Less - Accumulated depreciation	(579,896)	(763,485)	(6,467)

Vehicles and equipment on operating leases, net	¥2,025,530	¥2,545,852	$21,566

Rental income from vehicles and equipment on operating leases was ¥291,205 million, ¥395,870 million and ¥508,095 million ($4,304 million) for the years ended March 31, 2005, 2006 and 2007, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2008	¥549,940	$4,659
2009	401,385	3,400
2010	210,476	1,783
2011	74,709	633
2012	19,454	165
Thereafter	9,859	83

Total minimum future rentals	¥1,265,823	$10,723

The future minimum rentals as shown above should not be considered indicative of future cash collections.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Allowance for doubtful accounts and credit losses:

An analysis of activity within the allowance for doubtful accounts relating to trade accounts and notes receivable for the years ended March 31, 2005, 2006 and 2007 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2005	2006	2007	2007
Allowance for doubtful accounts at beginning of year	¥61,121	¥55,751	¥62,088	$526
Provision for doubtful accounts, net of reversal	15,752	10,361	(841)	(7)
Write-offs	(12,855)	(1,819)	(3,154)	(27)
Other	(8,267)	(2,205)	(27)	0

Allowance for doubtful accounts at end of year	¥55,751	¥62,088	¥58,066	$492

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments for the years ended March 31, 2005, 2006 and 2007.

A portion of the allowance for doubtful accounts balance at March 31, 2006 and 2007 totaling ¥42,597 million and ¥33,284 million ($282 million), respectively, is attributed to certain non-current receivable balances which are reported as other assets in the consolidated balance sheets.

An analysis of the allowance for credit losses relating to finance receivables and vehicles and equipment on operating leases for the years ended March 31, 2005, 2006 and 2007 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2005	2006	2007	2007
Allowance for credit losses at beginning of year	¥87,462	¥91,829	¥101,383	$859
Provision for credit losses	47,402	52,285	72,703	616
Charge-offs, net of recoveries	(44,587)	(50,324)	(63,879)	(541)
Other	1,552	7,593	1,909	16

Allowance for credit losses at end of year	¥91,829	¥101,383	¥112,116	$950

The other amount primarily includes the impact of currency translation adjustments for the years ended March 31, 2005, 2006 and 2007.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Affiliated companies and variable interest entities:

Investments in and transactions with affiliated companies -

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2006	2007	2007
Current assets	¥6,259,683	¥7,355,056	$62,305
Noncurrent assets	10,148,606	11,352,883	96,170

Total assets	¥16,408,289	¥18,707,939	$158,475

Current liabilities	¥4,925,104	¥5,753,115	$48,735
Long-term liabilities	5,262,042	5,945,795	50,367
Shareholders’ equity	6,221,143	7,009,029	59,373

Total liabilities and shareholders’ equity	¥16,408,289	¥18,707,939	$158,475

Toyota’s share of shareholders’ equity	¥1,820,717	¥2,027,281	$17,173

Number of affiliated companies accounted for by the equity method at end of period	56	56

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2005	2006	2007	2007
Net revenues	¥15,359,634	¥18,332,304	¥23,368,250	$197,952

Gross profit	¥1,900,344	¥2,197,699	¥2,642,377	$22,384

Net income	¥420,640	¥559,686	¥701,816	$5,945

Entities comprising a significant portion of Toyota’s investment in affiliated companies include Denso Corporation; Aioi Insurance Co., Ltd.; Toyota Industries Corporation; Aisin Seiki Co., Ltd.; and Toyota Tsusho Corporation.

Certain affiliated companies accounted for by the equity method with carrying amounts of ¥1,487,708 million and ¥1,683,093 million ($14,257 million) at March 31, 2006 and 2007, respectively, were quoted on various established markets at an aggregate value of ¥2,818,476 million and ¥2,800,848 million ($23,726 million), respectively.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2006	2007	2007
Trade accounts and notes receivable, and other receivables	¥221,006	¥256,761	$2,175
Accounts payable and other payables	551,514	605,598	5,130

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2005	2006	2007	2007
Net revenues	¥1,150,523	¥1,394,071	¥1,475,220	$12,497
Purchases	2,923,325	3,356,626	4,028,260	34,123

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2005, 2006 and 2007 were ¥22,164 million, ¥30,011 million and ¥45,234 million ($383 million), respectively.

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

13. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2006 and 2007 consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2006	2007	2007
Loans, principally from banks, with a weighted-average interest at March 31, 2006 and March 31, 2007 of 2.20% and of 3.17% per annum, respectively	¥986,128	¥1,055,918	$8,944
Commercial paper with a weighted-average interest at March 31, 2006 and March 31, 2007 of 3.32% and of 4.95% per annum, respectively	2,046,891	2,441,473	20,682

	¥3,033,019	¥3,497,391	$29,626

As of March 31, 2007, Toyota has unused short-term lines of credit amounting to ¥2,790,890 million ($23,642 million) of which ¥877,573 million ($7,434 million) related to commercial paper programs. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2006 and 2007 comprises the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2006	2007	2007
Unsecured loans, representing obligations principally to banks, due 2006 to 2025 in 2006 and due 2007 to 2027 in 2007 with interest ranging from 0.04% to 20.00% per annum in 2006 and from 0.20% to 18.00% per annum in 2007	¥1,009,001	¥1,009,634	$8,553
Secured loans, representing obligations principally to banks, due 2006 to 2019 in 2006 and due 2007 to 2019 in 2007 with interest ranging from 0.35% to 5.60% per annum in 2006 and from 0.35% to 5.60% per annum in 2007	15,766	14,307	121
Medium-term notes of consolidated subsidiaries, due 2006 to 2035 in 2006 and due 2007 to 2047 in 2007 with interest ranging from 0.01% to 9.75% per annum in 2006 and from 0.01% to 15.25% per annum in 2007	4,364,260	5,269,107	44,635
Unsecured notes of parent company, due 2008 to 2018 in 2006 and due 2008 to 2018 in 2007 with interest ranging from 1.33% to 3.00% per annum in 2006 and from 1.33% to 3.00% per annum in 2007	500,000	500,000	4,235
Unsecured notes of consolidated subsidiaries, due 2006 to 2031 in 2006 and due 2007 to 2031 in 2007 with interest ranging from 0.34% to 7.11% per annum in 2006 and from 0.34% to 9.07% per annum in 2007	1,417,010	1,787,767	15,144
Long-term capital lease obligations, due 2006 to 2017 in 2006 and due 2007 to 2017 in 2007, with interest ranging from 0.37% to 9.33% per annum in 2006 and from 0.31% to 9.33% per annum in 2007	58,341	50,886	431

	7,364,378	8,631,701	73,119
Less - Current portion due within one year	(1,723,888)	(2,368,116)	(20,060)

	¥5,640,490	¥6,263,585	$53,059

As of March 31, 2007, approximately 39%, 24%, 11% and 26% of long-term debt are denominated in U.S. dollars, Japanese yen, euros, and other currencies, respectively.

As of March 31, 2007, property, plant and equipment with a book value of ¥89,233 million ($756 million) and in addition, other assets aggregating ¥36,488 million ($309 million) were pledged as collateral mainly for certain debt obligations of subsidiaries.

The aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2008	¥2,368,116	$20,060
2009	1,778,730	15,068
2010	1,594,216	13,505
2011	792,424	6,713
2012	866,031	7,336

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. During the year ended March 31, 2007, Toyota has not received any significant such requests from these banks.

As of March 31, 2007, Toyota has unused long-term lines of credit amounting to ¥4,710,944 million ($39,906 million).

14. Product warranties:

Toyota provides product warranties for certain defects mainly resulting from manufacturing based on warranty contracts with its customers at the time of sale of products. Toyota accrues estimated warranty costs to be incurred in the future in accordance with the warranty contracts. The net change in the accrual for the product warranties for the years ended March 31, 2005, 2006 and 2007, which is included in “Accrued expenses” in the accompanying consolidated balance sheets, consist of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2005	2006	2007	2007
Liabilities for product warranties at beginning of year	¥291,747	¥330,552	¥377,879	$3,201
Payments made during year	(214,876)	(252,453)	(279,597)	(2,368)
Provision for warranties	255,610	298,719	336,543	2,851
Changes relating to pre-existing warranties	(3,654)	(9,457)	(29,458)	(250)
Other	1,725	10,518	7,085	60

Liabilities for product warranties at end of year	¥330,552	¥377,879	¥412,452	$3,494

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Income taxes:

The components of income before income taxes comprise the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2005	2006	2007	2007
Income before income taxes:
Parent company and domestic subsidiaries	¥946,626	¥1,159,116	¥1,412,674	$11,967
Foreign subsidiaries	808,011	928,244	969,842	8,215

	¥1,754,637	¥2,087,360	¥2,382,516	$20,182

The provision for income taxes consists of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2005	2006	2007	2007
Current income tax expense:
Parent company and domestic subsidiaries	¥376,845	¥451,593	¥591,840	$5,013
Foreign subsidiaries	196,354	310,298	174,164	1,475

Total current	573,199	761,891	766,004	6,488

Deferred income tax expense (benefit):
Parent company and domestic subsidiaries	34,820	76,503	51,740	438
Foreign subsidiaries	49,891	(43,241)	80,568	683

Total deferred	84,711	33,262	132,308	1,121

Total provision	¥657,910	¥795,153	¥898,312	$7,609

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 40.2% for the years ended March 31, 2005, 2006, and 2007. Such rate was also used to calculate the tax effects of temporary differences, which are expected to be realized in the future years. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the years ended March 31,
	2005	2006	2007
Statutory tax rate	40.2%	40.2%	40.2%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	0.3	0.4	0.5
Increase in deferred tax liabilities on undistributed earnings of foreign subsidiaries and affiliates accounted for by the equity method	1.8	2.8	3.1
Valuation allowance	(0.1)	(0.4)	0.1
Tax credits	(3.4)	(4.1)	(3.9)
Other	(1.3)	(0.8)	(2.3)

Effective income tax rate	37.5%	38.1%	37.7%

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2006	2007	2007
Deferred tax assets
Accrued pension and severance costs	¥183,824	¥104,470	$885
Warranty reserves and accrued expenses	208,654	218,125	1,848
Other accrued employees’ compensation	115,143	120,004	1,016
Operating loss carryforwards for tax purposes	44,293	35,629	302
Inventory adjustments	50,407	57,698	489
Property, plant and equipment and other assets	162,872	168,535	1,428
Other	308,317	349,933	2,964

Gross deferred tax assets	1,073,510	1,054,394	8,932
Less - Valuation allowance	(93,629)	(95,225)	(807)

Total deferred tax assets	979,881	959,169	8,125

Deferred tax liabilities
Unrealized gains on securities	(451,282)	(465,280)	(3,941)
Undistributed earnings of foreign subsidiaries and affiliates accounted for by the equity method	(502,232)	(559,591)	(4,740)
Basis difference of acquired assets	(36,135)	(37,778)	(320)
Lease transactions	(335,294)	(419,259)	(3,552)
Gain on securities contribution to employee retirement benefit trust	(66,523)	(66,523)	(564)
Other	(61,321)	(80,380)	(681)

Gross deferred tax liabilities	(1,452,787)	(1,628,811)	(13,798)

Net deferred tax liability	¥(472,906)	¥(669,642)	$(5,673)

The valuation allowance mainly relates to deferred tax assets of the consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2005, 2006 and 2007 consist of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2005	2006	2007	2007
Valuation allowance at beginning of year	¥104,083	¥102,737	¥93,629	$793
Additions	21,249	10,285	20,785	176
Deductions	(22,829)	(19,084)	(19,015)	(161)
Other	234	(309)	(174)	(1)

Valuation allowance at end of year	¥102,737	¥93,629	¥95,225	$807

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest during the years ended March 31, 2005, 2006 and 2007.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The deferred tax assets and liabilities that comprise the net deferred tax liability are included in the consolidated balance sheets as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2006	2007	2007
Deferred tax assets
Deferred income taxes (Current assets)	¥520,494	¥551,503	$4,672
Investments and other assets - other	106,715	98,043	830

Deferred tax liabilities
Other current liabilities	(7,120)	(6,788)	(58)
Deferred income taxes (Long-term liabilities)	(1,092,995)	(1,312,400)	(11,117)

Net deferred tax liability	¥(472,906)	¥(669,642)	$(5,673)

Because management intends to reinvest undistributed earnings of foreign subsidiaries to the extent not expected to be remitted in the foreseeable future, management has made no provision for income taxes on those undistributed earnings aggregating ¥2,506,679 million ($21,234 million) as of March 31, 2007. Toyota estimates an additional tax provision of ¥229,863 million ($1,947 million) would be required if the full amount of those undistributed earnings became subject to Japanese taxes.

Operating loss carryforwards for tax purposes attributed to consolidated subsidiaries as of March 31, 2007 were approximately ¥101,156 million ($857 million) and are available as an offset against future taxable income of such subsidiaries. The majority of these carryforwards expire in years 2008 to 2027.

17. Shareholders’ equity:

Changes in the number of shares of common stock issued have resulted from the following:

	For the years ended March 31,
	2005	2006	2007
Common stock issued
Balance at beginning of year	3,609,997,492	3,609,997,492	3,609,997,492
Issuance during the year	—	—	—
Purchase and retirement	—	—	—

Balance at end of year	3,609,997,492	3,609,997,492	3,609,997,492

The Corporation Act provides that an amount equal to 10% of distributions from surplus paid by the parent company and its Japanese subsidiaries be appropriated as a capital reserve or a retained earnings reserve. No further appropriations are required when the total amount of the capital reserve and the retained earnings reserve reaches 25% of stated capital.

The retained earnings reserve included in retained earnings as of March 31, 2006 and 2007 was ¥145,103 million and ¥151,102 million ($1,280 million), respectively. The Corporation Act provides that the retained earnings reserve of the parent company and its Japanese subsidiaries is restricted and unable to be used for dividend payments, and is excluded from the calculation of the profit available for dividend.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts of statutory retained earnings of the parent company available for dividend payments to shareholders were ¥5,255,265 million and ¥5,680,249 million ($48,117 million) as of March 31, 2006 and 2007, respectively. In accordance with customary practice in Japan, the distributions from surplus are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings at March 31, 2007 include amounts representing year-end cash dividends of ¥223,856 million ($1,896 million), ¥70 ($0.59) per share, which were approved at the Ordinary General Shareholders’ Meeting, held on June 22, 2007.

Retained earnings at March 31, 2007 include ¥1,232,413 million ($10,440 million) relating to equity in undistributed earnings of companies accounted for by the equity method.

On June 23, 2004, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to purchase up to 65 million shares of its common stock at a cost up to ¥250,000 million during the period until the next Ordinary General Shareholders’ Meeting which was held on June 23, 2005, and in accordance with former Japanese Commercial Code, also approved to change the Articles of Incorporation to authorize the Board of Directors to repurchase treasury stock on the basis of its resolution. During this approved period of time, the parent company purchased approximately 59 million of shares.

On June 23, 2005, the shareholders of the parent company approved to purchase up to 65 million shares of its common stock at a cost up to ¥250,000 million during the period until the next Ordinary General Shareholders’ Meeting which was held on June 23, 2006. As a result, the parent company repurchased approximately 38 million shares during the approved period of time.

On June 23, 2006, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to purchase up to 30 million shares of its common stock at a cost up to ¥200,000 million during the purchase period of one year from the following day. As a result, the parent company repurchased approximately 28 million shares during the approved period of time.

On June 22, 2007, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to purchase up to 30 million shares of its common stock at a cost up to ¥250,000 million during the purchase period of one year from the following day. These approvals by the shareholders are not required under the current regulation.

In years prior to 1997 (beginning of preparation for consolidated financial statements in accordance with accounting principles generally accepted in the United States of America), Toyota had made free distributions of shares to its shareholders for which no accounting entry is required in Japan. Had the distributions been accounted for in a manner used by companies in the United States of America, ¥2,576,606 million ($21,826 million) would have been transferred from retained earnings to the appropriate capital accounts.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Detailed components of accumulated other comprehensive income at March 31, 2006 and 2007 and the related changes, net of taxes for the years ended March 31, 2005, 2006 and 2007 consist of the following:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains on securities	Minimum pension liability adjustments	Pension liability adjustments	Accumulated other comprehensive income (loss)
Balances at March 31, 2004	¥(515,030)	¥336,924	¥(26,486)	¥—	¥(204,592)

Other comprehensive income	75,697	38,455	9,780	—	123,932

Balances at March 31, 2005	(439,333)	375,379	(16,706)	—	(80,660)

Other comprehensive income	268,410	244,629	4,937	—	517,976

Balances at March 31, 2006	(170,923)	620,008	(11,769)	—	437,316

Other comprehensive income	130,746	38,800	3,499	—	173,045
Adjustment to initially apply FAS 158	—	—	8,270	82,759	91,029

Balances at March 31, 2007	¥(40,177)	¥658,808	¥—	¥82,759	¥701,390

	U.S. dollars in millions
	Foreign currency translation adjustments	Unrealized gains on securities	Minimum pension liability adjustments	Pension liability adjustments	Accumulated other comprehensive income (loss)
Balances at March 31, 2006	$(1,448)	$5,252	$(99)	$—	$3,705
Other comprehensive income	1,107	329	29	—	1,465
Adjustment to initially apply FAS 158	—	—	70	701	771

Balances at March 31, 2007	$(341)	$5,581	$—	$701	$5,941

Tax effects allocated to each component of other comprehensive income for the years ended March 31, 2005, 2006 and 2007 are as follows:

	Yen in millions
	Pre-tax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2005
Foreign currency translation adjustments	¥76,089	¥(392)	¥75,697
Unrealized gains on securities:
Unrealized net holding gains arising for the year	87,266	(35,081)	52,185
Less: reclassification adjustments for gains included in net income	(22,960)	9,230	(13,730)
Minimum pension liability adjustments	16,354	(6,574)	9,780

Other comprehensive income	¥156,749	¥(32,817)	¥123,932

For the year ended March 31, 2006
Foreign currency translation adjustments	¥272,214	¥(3,804)	¥268,410
Unrealized gains on securities:
Unrealized net holding gains arising for the year	555,789	(223,427)	332,362
Less: reclassification adjustments for gains included in net income	(146,710)	58,977	(87,733)
Minimum pension liability adjustments	8,260	(3,323)	4,937

Other comprehensive income	¥689,553	¥(171,577)	¥517,976

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	Pre-tax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2007
Foreign currency translation adjustments	¥133,835	¥(3,089)	¥130,746
Unrealized gains on securities:
Unrealized net holding gains arising for the year	78,055	(31,378)	46,677
Less: reclassification adjustments for gains included in net income	(13,172)	5,295	(7,877)
Minimum pension liability adjustments	5,854	(2,355)	3,499

Other comprehensive income	¥204,572	¥(31,527)	¥173,045

	U.S. dollars in millions
	Pre-tax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2007
Foreign currency translation adjustments	$1,133	$(26)	$1,107
Unrealized gains on securities:
Unrealized net holding gains arising for the year	661	(266)	395
Less: reclassification adjustments for gains included in net income	(111)	45	(66)
Minimum pension liability adjustments	49	(20)	29

Other comprehensive income	$1,732	$(267)	$1,465

18. Stock-based compensation:

In June 1997, the parent company’s shareholders approved a stock option plan for board members. In June 2001, the shareholders approved an amendment of the plan to include both board members and key employees. Each year, since the plans’ inception, the shareholders have approved the authorization for the grant of options for the purchase of Toyota’s common stock. Authorized shares for each year that remain ungranted are unavailable for grant in future years. Stock options granted in and after August 2002 have terms ranging from 6 years to 8 years and an exercise price equal to 1.025 times the closing price of Toyota’s common stock on the date of grant. These options generally vest 2 years from the date of grant.

On June 22, 2007, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved the authorization of an additional up to 3,500,000 shares for issuance under the Toyota’s stock option plan for directors, officers and employees of the parent company, its subsidiaries and affiliates.

Toyota adopted FAS 123(R) in fiscal year beginning from April 1, 2006. For the year ended March 31, 2007, Toyota recognized stock-based compensation expenses for stock options of ¥1,936 million ($16 million) as selling, general and administrative expenses.

The weighted-average grant-date fair value of options granted during the years ended March 31, 2005, 2006 and 2007 was ¥1,139, ¥723, and ¥1,235 ($10), respectively. Before March 31, 2006, the fair value of options granted was amortized over the option vesting period in determining the pro forma net income described in note 2 to the consolidated financial statements. On and after April 1, 2006, the fair value of options granted is

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amortized over the option vesting period in determining net income in the consolidated statements of income. The grant-date fair value of options granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2005	2006	2007
Dividend rate	1.5%	2.1%	1.5%
Risk-free interest rate	1.2%	0.7%	1.4%
Expected volatility	32%	27%	27%
Expected holding period (years)	5.3	4.0	5.0

The following table summarizes Toyota’s stock option activity:

		Yen		Yen in millions
	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life in years	Aggregate intrinsic value
Options outstanding at March 31, 2004	4,896,400	¥ 3,401	3.83

Granted	2,021,000	4,541
Exercised	(810,300)	2,995
Canceled	(606,800)	4,105

Options outstanding at March 31, 2005s	5,500,300	3,802	3.86

Granted	2,104,000	4,377
Exercised	(1,354,000)	3,052
Canceled	(1,463,400)	4,085

Options outstanding at March 31, 2006	4,786,900	4,180	4.52

Granted	3,176,000	6,140
Exercised	(1,233,100)	4,008
Canceled	(437,100)	4,590

Options outstanding at March 31, 2007	6,292,700	¥ 5,175	5.53	¥14,947

Options exercisable at March 31, 2005	1,740,300	¥ 3,641	1.69
Options exercisable at March 31, 2006	946,900	¥ 3,078	3.09
Options exercisable at March 31, 2007	1,282,700	¥ 3,990	2.90	¥4,567

The total intrinsic value of options exercised for the years ended March 31, 2005, 2006 and 2007 was ¥897 million, ¥3,273 million and ¥3,866 million ($33 million), respectively.

As of March 31, 2007, there were unrecognized compensation expenses of ¥2,423 million ($21 million) for stock options granted. Those expenses are expected to be recognized over a weighted-average period of 1.2 years.

Cash received from the exercise of stock options for the years ended March 31, 2005, 2006 and 2007 was ¥2,427 million, ¥4,133 million and ¥4,942 million ($42 million), respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information for options outstanding and options exercisable at March 31, 2007:

	Outstanding				Exercisable
Exercise price range	Number of shares	Weighted -average exercise price	Weighted -average exercise price	Weighted -average remaining life	Number of shares	Weighted -average exercise price	Weighted -average exercise price
Yen		Yen	Dollars	Years		Yen	Dollars
¥2,958 – 4,500	2,370,000	¥4,112	$35	3.89	489,000	¥3,095	$26
4,501 – 6,140	3,922,700	5,816	49	6.52	793,700	4,541	38

2,958 – 6,140	6,292,700	5,175	44	5.53	1,282,700	3,990	34

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

In accordance with the consensus on EITF Issue No. 03-2, Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities (“EITF 03-2”), Toyota accounted the entire separation process, upon completion of transfer of the plan assets attributable to the Substitutional Portion to the government, as a single settlement transaction. During the year ended March 31, 2005, Toyota recognized a settlement loss of ¥96,066 million as part of net periodic pension cost which is the proportionate amount of the net unrecognized loss immediately prior to the separation related to the entire EPFs under JWPIL, and which is determined based on the proportion of the projected benefit obligation settled to the total projected benefit obligation immediately prior to the separation. Toyota also recognized as a reduction of net periodic pension cost totaling ¥21,722 million for the year ended March 31, 2005, which resulted in a gain attributed to the derecognition of previously accrued salary progression. In addition, Toyota recognized a gain of ¥121,553 million for the year ended March 31, 2005, which represented the difference between the obligation settled and the assets transferred to the government. These gains and loss are reflected in the consolidated statement of income for the year ended March 31, 2005 as follows:

	Yen in millions
	For the year ended March 31, 2005
	Costs of products sold	Selling, general and administrative	Total
Settlement loss	¥(85,379)	¥(10,687)	¥(96,066)
Gain on derecognition of previously accrued salary progression	19,494	2,228	21,722
Gain on difference between the obligation settled and the assets transferred	—	121,553	121,553

Total	¥(65,885)	¥113,094	¥47,209

All these gains and loss are non-cash gains and loss, and reported on a net basis in “Pension and severance costs, less payments” in the consolidated statement of cash flows for the year ended March 31, 2005.

During the years ended March 31, 2006 and 2007, no significant gains or losses relating to the transfer to the government of the Substitutional Portion of the EPF liabilities were recognized.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The impact of adopting FAS 158

Toyota adopted the provisions regarding recognition of funded status and disclosure under FAS 158 as of March 31, 2007. Toyota recognized the overfunded or underfunded status of its defined benefit postretirement plans as prepaid pension and severance costs or accrued pension and severance costs on its consolidated balance sheet, with corresponding adjustments to accumulated other comprehensive income, net of tax. The impacts of adopting the provisions of FAS 158 on Toyota’s consolidated balance sheet as of March 31, 2007 are as follows. The adoption of the provisions had no impact on Toyota’s consolidated statement of income for the year ended March 31, 2007.

	Yen in millions
	Amount before adoption of FAS 158	FAS 158 Adjustment	Amount after adoption of FAS 158
Investments and other assets – other (Prepaid pension and severance costs)	¥246,499	¥142,520	¥389,019
Accrued expenses (Accrued pension and severance costs)	—	30,951	30,951
Accrued pension and severance costs	672,154	(31,568)	640,586
Accumulated other comprehensive income (loss) (Pre-tax amount)	(26,337)	133,437	107,100
Accumulated other comprehensive income (loss) (Net-of-tax amount)	(8,270)	91,029	82,759

	U.S. dollars in millions
	Amount before adoption of FAS 158	FAS 158 Adjustment	Amount after adoption of FAS 158
Investments and other assets – other (Prepaid pension and severance costs)	$2,089	$1,207	$3,296
Accrued expenses (Accrued pension and severance costs)	—	262	262
Accrued pension and severance costs	5,694	(267)	5,427
Accumulated other comprehensive income (loss) (Pre-tax amount)	(223)	1,130	907
Accumulated other comprehensive income (loss) (Net-of-tax amount)	(70)	771	701

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information regarding Toyota’s defined benefit plans is as follow:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2006	2007	2007
Change in benefit obligation
Benefit obligation at beginning of year	¥1,450,739	¥1,582,958	$13,409
Service cost	64,582	80,414	681
Interest cost	40,196	48,128	408
Plan participants’ contributions	578	1,988	17
Plan amendments	(3,468)	(197)	(2)
Net Actuarial loss	33,878	65,227	553
Acquisition and other	59,956	5,927	50
Benefits paid	(63,503)	(76,476)	(648)

Benefit obligation at end of year	1,582,958	1,707,969	14,468

Change in plan assets
Fair value of plan assets at beginning of year	934,684	1,276,204	10,811
Actual return on plan assets	276,416	87,471	741
Acquisition and other	35,908	2,734	23
Employer contributions	92,121	133,530	1,131
Plan participants’ contributions	578	1,988	17
Benefits paid	(63,503)	(76,476)	(648)

Fair value of plan assets at end of year	1,276,204	1,425,451	12,075

Funded status	¥306,754	¥282,518	$2,393

Amounts reconciled from the funded status to net amount recognized in the consolidated balance sheet as of March 31, 2006 are comprised of the following:
	Yen in millions
	March 31, 2006
Funded status	¥306,754
Unrecognized net actuarial loss	(2,657)
Unrecognized prior service costs	152,200
Unrecognized net transition obligation	(11,346)

Net amount recognized	¥444,951

Amounts recognized in the consolidated balance sheet as of March 31, 2006 are comprised of the following:
	Yen in millions
	March 31, 2006
Accrued pension and severance costs	¥679,918
Investments and other assets - other (Prepaid pension and severance costs)	(190,987)
Investments and other assets - other (Intangible assets)	(7,112)
Accumulated other comprehensive loss	(36,868)

Net amount recognized	¥444,951

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts recognized in the consolidated balance sheet as of March 31, 2007 are comprised of the following:

	Yen in millions	U.S. dollars in millions
	March 31, 2007	March 31, 2007
Accrued expenses (Accrued pension and severance costs)	¥30,951	$262
Accrued pension and severance costs	640,586	5,427
Investments and other assets - other (Prepaid pension and severance costs)	(389,019)	(3,296)

Net amount recognized	¥282,518	$2,393

Amounts recognized in accumulated other comprehensive income as of March 31, 2007 are comprised of the following:
	Yen in millions	U.S. dollars in millions
	March 31, 2007	March 31, 2007
Net actuarial loss	¥(14,041)	$(119)
Prior service costs	130,543	1,106
Net transition obligation	(9,402)	(80)

Net amount recognized	¥107,100	$907

The accumulated benefit obligation for all defined benefit pension plans was ¥1,474,574 million and ¥1,552,827 million ($13,154 million) at March 31, 2006 and 2007, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

		Yen in millions		U.S. dollars in millions
		March 31,		March 31,
		2006	2007	2007
Projected benefit obligation		¥535,482	¥529,354	$4,484
Accumulated benefit obligation		511,668	498,127	4,220
Fair value of plan assets		83,790	95,274	807

Components of the net periodic pension cost are as follows:
	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2005	2006	2007	2007
Service cost	¥60,715	¥64,582	¥80,414	$681
Interest cost	37,790	40,196	48,128	408
Expected return on plan assets	(27,517)	(24,278)	(38,139)	(323)
Amortization of prior service costs	(16,599)	(17,037)	(17,301)	(146)
Recognized net actuarial loss	22,366	19,489	8,299	70
Settlement loss resulting from the transfer of the substitutional portion	74,344	—	—	—
Amortization of net transition obligation	9,981	1,944	1,944	16

Net periodic pension cost	¥161,080	¥84,896	¥83,345	$706

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated prior service costs, net actuarial loss and net transition obligations that will be amortized from accumulated other comprehensive income into net periodic pension cost during the year ending March 31, 2008 are ¥(17,300) million ($(147) million), ¥3,400 million ($29 million) and ¥1,900 million ($16 million), respectively.

Prior to the adoption of the provisions regarding recognition of funded status and disclosure under FAS 158 as of March 31, 2007, Toyota had recorded a minimum pension liability for plans where the accumulated benefit obligation net of plan assets exceeded the accrued pension and severance costs. The minimum pension liability amount at March 31, 2006 was ¥43,980 million. Changes in the minimum pension liability are reflected as adjustments in other comprehensive income for the years ended March 31, 2005, 2006 and 2007 as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2005	2006	2007	2007
Minimum pension liability adjustments, included in other comprehensive income	¥9,780	¥4,937	¥3,499	$29

The minimum pension liability recognized as of March 31, 2007 was eliminated upon the adoption of the provisions regarding recognition of funded status and disclosure under FAS 158.

Weighted-average assumptions used to determine benefit obligations as of March 31, 2006 and 2007 are as follows:

			March 31,
			2006	2007
Discount rate			2.6%	2.7%
Rate of compensation increase			0.1 - 11.0%	0.1 - 10.0%
Weighted-average assumptions used to determine net periodic pension cost for the years ended March 31, 2005, 2006 and 2007 are as follows:
		For the years ended March 31,
		2005	2006	2007
Discount rate		2.2%	2.6%	2.6%
Expected return on plan assets		2.1%	2.9%	3.0%
Rate of compensation increase		0.5 - 9.7%	0.1 - 9.7%	0.1 - 11.0%

The expected rate of return on plan assets is determined after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions.

Toyota’s pension plan weighted-average asset allocations as of March 31, 2006 and 2007, by asset category are as follows:

			Plan assets at March 31,
			2006	2007
Equity securities			68.2%	67.2%
Debt securities			18.8	20.8
Real estate			0.5	0.7
Other			12.5	11.3

Total			100.0%	100.0%

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

Toyota expects to contribute ¥132,447 million ($1,122 million) to its pension plan in the year ending March 31, 2008.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2008	¥74,946	$635
2009	82,650	700
2010	79,124	670
2011	76,904	652
2012	73,085	619
from 2013 to 2017	375,621	3,182

Total	¥762,330	$6,458

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

For the years ended March 31, 2005, 2006 and 2007, the ineffective portion of Toyota’s fair value hedge relationships which are included in cost of financing operations in the accompanying consolidated statements of income were not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated fair values of Toyota’s financial instruments, excluding marketable securities and other securities investments and affiliated companies, are summarized as follows:

	Yen in millions
	March 31, 2006
	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥1,569,387	¥1,569,387
Time deposits	50,349	50,349
Total finance receivables, net	7,601,838	7,413,229
Other receivables	416,336	416,336
Short-term borrowings	(3,033,019)	(3,033,019)
Long-term debt including the current portion	(7,306,037)	(7,297,826)
Foreign exchange forward contracts	(8,136)	(8,136)
Interest rate and currency swap agreements	101,890	101,890
Option contracts purchased	2,994	2,994
Option contracts written	(3,035)	(3,035)

	Yen in millions		U.S. dollars in millions
	March 31, 2007		March 31, 2007
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥1,900,379	¥1,900,379	$16,098	$16,098
Time deposits	26,709	26,709	226	226
Total finance receivables, net	8,938,284	8,998,023	75,715	76,222
Other receivables	486,170	486,170	4,118	4,118
Short-term borrowings	(3,497,391)	(3,497,391)	(29,626)	(29,626)
Long-term debt including the current portion	(8,580,815)	(8,595,301)	(72,688)	(72,811)
Foreign exchange forward contracts	(4,327)	(4,327)	(37)	(37)
Interest rate and currency swap agreements	115,640	115,640	980	980
Option contracts purchased	3,249	3,249	28	28
Option contracts written	(2,341)	(2,341)	(20)	(20)

Following are explanatory notes regarding the financial assets and liabilities other than derivative financial instruments.

Cash and cash equivalents, time deposits and other receivables -

In the normal course of business, substantially all cash and cash equivalents, time deposits and other receivables are highly liquid and are carried at amounts which approximate fair value.

Finance receivables, net -

The carrying value of variable rate finance receivables was assumed to approximate fair value as they were repriced at prevailing market rates at March 31, 2006 and 2007. The fair value of fixed rate finance receivables was estimated by discounting expected cash flows using the rates at which loans of similar credit quality and maturity would be made as of March 31, 2006 and 2007.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Short-term borrowings and long-term debt -

The fair values of short-term borrowings and total long-term debt including the current portion were estimated based on the discounted amounts of future cash flows using Toyota’s current incremental borrowing rates for similar liabilities.

22. Lease commitments:

Toyota leases certain assets under capital lease and operating lease arrangements.

An analysis of leased assets under capital leases is as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2006	2007	2007
Class of property
Building	¥12,095	¥13,560	$115
Machinery and equipment	139,063	147,926	1,253
Less - Accumulated depreciation	(112,495)	(126,178)	(1,069)

	¥38,663	¥35,308	$299

Amortization expenses under capital leases for the years ended March 31, 2005, 2006 and 2007 were ¥12,725 million, ¥11,348 million and ¥10,559 million ($89 million), respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2007 are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2008	¥12,829	$109
2009	8,569	73
2010	7,805	66
2011	24,441	207
2012	1,075	9
Thereafter	1,129	9

Total minimum lease payments	55,848	473
Less - Amount representing interest	(4,962)	(42)

Present value of net minimum lease payments	50,886	431
Less - Current obligations	(12,253)	(104)

Long-term capital lease obligations	¥38,633	$327

Rental expenses under operating leases for the years ended March 31, 2005, 2006 and 2007 were ¥83,784 million, ¥93,867 million and ¥107,301 million ($909 million), respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2007 are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2008	¥11,364	$96
2009	8,413	71
2010	6,932	59
2011	5,380	46
2012	4,482	38
Thereafter	19,570	166

Total minimum future rentals	¥56,141	$476

23. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments outstanding at March 31, 2007 for the purchase of property, plant and equipment and other assets totaled ¥132,443 million ($1,122 million).

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and at March 31, 2007, range from 1 month to 35 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of March 31, 2007 is ¥1,333,961 million ($11,300 million). Liabilities for guarantees totaling ¥3,614 million ($31 million) have been provided as of March 31, 2007. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In October 2000, the European Union brought into effect a directive that requires member states to promulgate regulations implementing the following: (i) manufacturers shall bear all or a significant part of the costs for taking back end-of-life vehicles put on the market after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, this requirement became applicable to vehicles put on the market before July 1, 2002; (ii) manufacturers may not use certain hazardous materials in vehicles to be sold after July 2003; (iii) vehicles type-approved and put on the market after December 15, 2008, shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or recoverable to a minimum of 95% by weight per vehicle; and (iv) end-of-life vehicles must meet actual re-use of 80% and re-use as material or energy of 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015. A law to implement the directive came into effect in all member states including Bulgaria, Romania that joined the European Union in January 2007. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred.

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

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2007. Depending on the legislation that will be enacted subject to other circumstances, Toyota may be required to provide additional accruals for the expected costs to comply with these regulations. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

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

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas and overseas revenues by destination as of and for the years ended March 31, 2005, 2006 and 2007. From the year ended March 31, 2006, in Geographical Segment information and overseas revenues by destination information, “Asia” region has been disclosed separately from “Other” region. Prior year information has also been disclosed for comparative purposes.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2006:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥19,325,616	¥977,416	¥733,877	¥—	¥21,036,909
Inter-segment sales and transfers	12,528	19,493	456,414	(488,435)	—

Total	19,338,144	996,909	1,190,291	(488,435)	21,036,909
Operating expenses	17,644,099	841,092	1,150,543	(477,167)	19,158,567

Operating income	¥1,694,045	¥155,817	¥39,748	¥(11,268)	¥1,878,342

Assets	¥12,354,827	¥11,613,508	¥1,191,261	¥3,571,999	¥28,731,595
Investment in equity method investees	1,459,556	287,326	—	73,835	1,820,717
Depreciation expenses	880,360	301,734	29,084	—	1,211,178
Capital Expenditure	1,615,814	1,110,191	45,282	(47)	2,771,240

As of and for the year ended March 31, 2007:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥21,914,168	¥1,277,994	¥755,929	¥—	¥23,948,091
Inter-segment sales and transfers	13,838	22,554	567,802	(604,194)	—

Total	21,928,006	1,300,548	1,323,731	(604,194)	23,948,091
Operating expenses	19,889,178	1,142,053	1,284,052	(605,875)	21,709,408

Operating income	¥2,038,828	¥158,495	¥39,679	¥1,681	¥2,238,683

Assets	¥13,297,362	¥13,735,434	¥1,459,965	¥4,082,018	¥32,574,779
Investment in equity method investees	1,664,938	303,271	—	59,072	2,027,281
Depreciation expenses	950,762	402,876	28,956	—	1,382,594
Capital Expenditure	1,570,875	1,268,186	47,948	(51,192)	2,835,817

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	$185,635	$10,826	$6,403	$—	$202,864
Inter-segment sales and transfers	117	191	4,810	(5,118)	—

Total	185,752	11,017	11,213	(5,118)	202,864
Operating expenses	168,481	9,674	10,877	(5,132)	183,900

Operating income	$17,271	$1,343	$336	$14	$18,964

Assets	$112,642	$116,353	$12,367	$34,579	$275,941
Investment in equity method investees	14,104	2,569	—	500	17,173
Depreciation expenses	8,054	3,413	245	—	11,712
Capital Expenditure	13,307	10,743	406	(434)	24,022

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2006:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥7,735,109	¥7,455,818	¥2,574,014	¥1,836,855	¥1,435,113	¥—	¥21,036,909
Inter-segment sales and transfers	5,376,348	232,124	153,395	205,951	166,623	(6,134,441)	—

Total	13,111,457	7,687,942	2,727,409	2,042,806	1,601,736	(6,134,441)	21,036,909
Operating expenses	12,035,567	7,192,304	2,633,462	1,897,260	1,534,546	(6,134,572)	19,158,567

Operating income	¥1,075,890	¥495,638	¥93,947	¥145,546	¥67,190	¥131	¥1,878,342

Assets	¥12,177,125	¥9,199,818	¥2,471,258	¥1,255,350	¥1,299,072	¥2,328,972	¥28,731,595
Long-lived assets	3,395,553	2,403,211	666,543	347,892	253,429	—	7,066,628

As of and for the year ended March 31, 2007:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥8,152,884	¥8,771,495	¥3,346,013	¥1,969,957	¥1,707,742	¥—	¥23,948,091
Inter-segment sales and transfers	6,662,398	258,278	196,180	255,571	215,000	(7,587,427)	—

Total	14,815,282	9,029,773	3,542,193	2,225,528	1,922,742	(7,587,427)	23,948,091
Operating expenses	13,358,036	8,580,140	3,404,810	2,107,933	1,839,245	(7,580,756)	21,709,408

Operating income	¥1,457,246	¥449,633	¥137,383	¥117,595	¥83,497	¥(6,671)	¥2,238,683

Assets	¥12,992,379	¥10,890,157	¥2,917,183	¥1,563,742	¥1,575,255	¥2,636,063	¥32,574,779
Long-lived assets	3,558,695	2,931,037	794,984	466,338	309,465	—	8,060,519

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	$69,063	$74,303	$28,344	$16,687	$14,467	$—	$202,864
Inter-segment sales and transfers	56,437	2,188	1,662	2,165	1,821	(64,273)	—

Total	125,500	76,491	30,006	18,852	16,288	(64,273)	202,864
Operating expenses	113,156	72,682	28,842	17,856	15,580	(64,216)	183,900

Operating income	$12,344	$3,809	$1,164	$996	$708	$(57)	$18,964

Assets	$110,058	$92,250	$24,712	$13,247	$13,344	$22,330	$275,941
Long-lived assets	30,146	24,829	6,734	3,950	2,622	—	68,281

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

There are no any individually material countries with respect to revenues, operating expenses, operating income, assets and long-lived assets included in other foreign countries.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unallocated amounts included in assets represent assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were ¥3,308,055 million, ¥4,231,148 million and ¥4,758,410 million ($40,308 million), as of March 31, 2005, 2006 and 2007, respectively.

Transfers between industries or geographic segments are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

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

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2005	2006	2007	2007
North America	¥6,374,235	¥7,687,738	¥9,039,560	$76,574
Europe	2,365,525	2,607,819	3,345,001	28,335
Asia	1,776,554	2,005,777	2,248,031	19,043
Other	2,089,210	2,721,981	3,168,580	26,841

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain financial statement data on non-financial services and financial services businesses -

The financial data below presents separately Toyota’s non-financial services and financial services businesses.

Balance sheets –

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2006	2007	2007
Non-Financial Services Businesses
Current assets
Cash and cash equivalents	¥1,418,022	¥1,714,722	$14,525
Marketable securities	633,036	433,434	3,672
Trade accounts and notes receivable, less allowance for doubtful accounts	2,002,577	2,044,729	17,321
Inventories	1,620,975	1,803,956	15,281
Prepaid expenses and other current assets	1,480,043	1,617,554	13,702

Total current assets	7,154,653	7,614,395	64,501

Investments and other assets	5,702,376	6,464,204	54,758
Property, plant and equipment	5,207,760	5,689,383	48,195

Total Non-Financial Services Businesses assets	18,064,789	19,767,982	167,454

Financial Services Businesses
Current assets
Cash and cash equivalents	151,365	185,657	1,573
Marketable securities	1,843	2,029	17
Finance receivables, net	3,497,319	4,036,363	34,192
Prepaid expenses and other current assets	710,847	742,040	6,286

Total current assets	4,361,374	4,966,089	42,068

Noncurrent finance receivables, net	4,830,216	5,694,733	48,240
Investments and other assets	563,050	703,476	5,959
Property, plant and equipment	1,858,868	2,371,136	20,086

Total Financial Services Businesses assets	11,613,508	13,735,434	116,353

Eliminations	(946,702)	(928,637)	(7,866)

Total assets	¥28,731,595	¥32,574,779	$275,941

Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2006	2007	2007
Non-Financial Services Businesses
Current liabilities
Short-term borrowings	¥797,969	¥726,822	$6,157
Current portion of long-term debt	68,299	249,750	2,115
Accounts payable	2,084,399	2,212,598	18,743
Accrued expenses	1,357,335	1,537,918	13,028
Income taxes payable	328,360	404,388	3,426
Other current liabilities	1,138,529	1,258,905	10,664

Total current liabilities	5,774,891	6,390,381	54,133

Long-term liabilities
Long-term debt	730,072	537,887	4,557
Accrued pension and severance costs	676,999	636,221	5,390
Other long-term liabilities	823,540	976,488	8,271

Total long-term liabilities	2,230,611	2,150,596	18,218

Total Non-Financial Services Businesses liabilities	8,005,502	8,540,977	72,351

Financial Services Businesses
Current liabilities
Short-term borrowings	2,932,799	3,404,713	28,841
Current portion of long-term debt	1,662,589	2,189,367	18,546
Accounts payable	9,273	16,286	138
Accrued expenses	111,133	135,106	1,145
Income taxes payable	19,128	16,808	142
Other current liabilities	305,136	417,457	3,537

Total current liabilities	5,040,058	6,179,737	52,349

Long-term liabilities
Long-term debt	5,071,482	5,851,882	49,571
Accrued pension and severance costs	2,919	4,365	37
Other long-term liabilities	408,883	462,614	3,919

Total long-term liabilities	5,483,284	6,318,861	53,527

Total Financial Services Businesses liabilities	10,523,342	12,498,598	105,876

Eliminations	(947,278)	(929,132)	(7,871)

Total liabilities	17,581,566	20,110,443	170,356

Minority interest in consolidated subsidiaries	589,580	628,244	5,322
Shareholders’ equity	10,560,449	11,836,092	100,263

Total liabilities and shareholders’ equity	¥28,731,595	¥32,574,779	$275,941

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of income –

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2005	2006	2007	2007
Non-Financial Services Businesses
Net revenues	¥17,800,357	¥20,068,284	¥22,679,078	$192,114

Costs and expenses
Cost of revenues	14,497,252	16,335,340	18,361,641	155,541
Selling, general and administrative	1,813,288	1,993,528	2,230,734	18,897

Total costs and expenses	16,310,540	18,328,868	20,592,375	174,438

Operating income	1,489,817	1,739,416	2,086,703	17,676

Other income, net	68,736	201,978	145,570	1,233

Income before income taxes, minority interest and equity in earnings of affiliated companies	1,558,553	1,941,394	2,232,273	18,909
Provision for income taxes	578,709	736,909	844,797	7,156

Income before minority interest and equity in earnings of affiliated companies	979,844	1,204,485	1,387,476	11,753
Minority interest in consolidated subsidiaries	(63,952)	(82,401)	(49,513)	(419)
Equity in earnings of affiliated companies	131,849	142,139	193,130	1,636

Net income- Non-Financial Services Businesses	1,047,741	1,264,223	1,531,093	12,970

Financial Services Businesses
Net revenues	781,261	996,909	1,300,548	11,017

Costs and expenses
Cost of revenues	376,150	613,563	879,203	7,448
Selling, general and administrative	204,258	227,529	262,850	2,226

Total costs and expenses	580,408	841,092	1,142,053	9,674

Operating income	200,853	155,817	158,495	1,343

Other expense, net	(4,764)	(9,859)	(8,171)	(69)

Income before income taxes, minority interest and equity in earnings of affiliated companies	196,089	145,958	150,324	1,274
Provision for income taxes	78,748	58,241	53,548	454

Income before minority interest and equity in earnings of affiliated companies	117,341	87,717	96,776	820
Minority interest in consolidated subsidiaries	(988)	(1,992)	(174)	(2)
Equity in earnings of affiliated companies	7,622	22,227	16,385	139

Net income- Financial Services Businesses	123,975	107,952	112,987	957

Eliminations	(456)	5	(48)	(0)

Net income	¥1,171,260	¥1,372,180	¥1,644,032	$13,927

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement of cash flows –

	Yen in millions			Yen in millions
	For the year ended March 31, 2005			For the year ended March 31, 2006
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities
Net income	¥1,047,741	¥123,975	¥1,171,260	¥1,264,223	¥107,952	¥1,372,180
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	777,129	220,584	997,713	909,444	301,734	1,211,178
Provision for doubtful accounts and credit losses	15,752	47,402	63,154	10,361	52,285	62,646
Pension and severance costs, less payments	(53,401)	468	(52,933)	22,664	1,196	23,860
Losses on disposal of fixed assets	48,334	825	49,159	54,614	367	54,981
Unrealized losses on available-for-sale securities, net	2,324	—	2,324	4,163	—	4,163
Deferred income taxes	29,398	54,860	84,711	31,370	1,889	33,262
Minority interest in consolidated subsidiaries	63,952	988	64,938	82,401	1,992	84,393
Equity in earnings of affiliated companies	(131,849)	(7,622)	(139,471)	(142,139)	(22,227)	(164,366)
Changes in operating assets and liabilities, and other	(97,535)	203,762	130,085	(214,507)	138,766	(166,817)

Net cash provided by operating activities	1,701,845	645,242	2,370,940	2,022,594	583,954	2,515,480

Cash flows from investing activities
Additions to finance receivables	—	(9,562,203)	(5,594,375)	—	(11,407,390)	(6,476,979)
Collection of and proceeds from sale of finance receivables	—	8,586,796	4,674,919	—	10,545,425	5,718,130
Additions to fixed assets excluding equipment leased to others	(1,049,572)	(18,715)	(1,068,287)	(1,516,658)	(6,801)	(1,523,459)
Additions to equipment leased to others	(146,891)	(708,062)	(854,953)	(144,391)	(1,103,390)	(1,247,781)
Proceeds from sales of fixed assets excluding equipment leased to others	60,034	9,362	69,396	81,950	7,628	89,578
Proceeds from sales of equipment leased to others	84,450	232,006	316,456	112,692	297,991	410,683
Purchases of marketable securities and security investments	(1,053,417)	(112,374)	(1,165,791)	(764,016)	(193,280)	(957,296)
Proceeds from sales of and maturity of marketable securities and security investments	471,614	102,329	573,943	561,948	129,084	691,032
Payment for additional investments in affiliated companies, net of cash acquired	(901)	—	(901)	(1,802)	—	(1,802)
Changes in investments and other assets, and other	84,979	(16,485)	(11,603)	(3,292)	(83,104)	(77,606)

Net cash used in investing activities	(1,549,704)	(1,487,346)	(3,061,196)	(1,673,569)	(1,813,837)	(3,375,500)

Cash flows from financing activities
Purchase of common stock	(264,106)	—	(264,106)	(129,629)	—	(129,629)
Proceeds from issuance of long-term debt	27,363	1,862,012	1,863,710	33,904	1,930,823	1,928,788
Payments of long-term debt	(59,689)	(1,160,710)	(1,155,223)	(59,778)	(1,233,336)	(1,187,506)
Increase in short-term borrowings	564	178,956	140,302	86,731	513,602	509,826
Dividends paid	(165,299)	—	(165,299)	(244,568)	—	(244,568)
Other	(7,000)	7,000	—	—	—	—

Net cash provided by (used in) financing activities	(468,167)	887,258	419,384	(313,340)	1,211,089	876,911

Effect of exchange rate changes on cash and cash equivalents	21,276	3,573	24,849	58,211	10,532	68,743

Net increase (decrease) in cash and cash equivalents	(294,750)	48,727	(246,023)	93,896	(8,262)	85,634
Cash and cash equivalents at beginning of year	1,618,876	110,900	1,729,776	1,324,126	159,627	1,483,753

Cash and cash equivalents at end of year	¥1,324,126	¥159,627	¥1,483,753	¥1,418,022	¥151,365	¥1,569,387

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions			U.S. dollars in millions
	For the year ended March 31, 2007			For the year ended March 31, 2007
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities
Net income	¥1,531,093	¥112,987	¥1,644,032	$12,970	$957	$13,927
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	979,718	402,876	1,382,594	8,299	3,413	11,712
Provision for doubtful accounts and credit losses	(841)	72,703	71,862	(7)	616	609
Pension and severance costs, less payments	(33,319)	1,265	(32,054)	(282)	10	(272)
Losses on disposal of fixed assets	49,193	1,279	50,472	417	11	428
Unrealized losses on available-for-sale securities, net	4,614	—	4,614	39	—	39
Deferred income taxes	42,698	89,643	132,308	362	759	1,121
Minority interest in consolidated subsidiaries	49,513	174	49,687	419	2	421
Equity in earnings of affiliated companies	(193,130)	(16,385)	(209,515)	(1,636)	(139)	(1,775)
Changes in operating assets and liabilities, and other	182,548	125,700	144,173	1,546	1,065	1,221

Net cash provided by operating activities	2,612,087	790,242	3,238,173	22,127	6,694	27,431

Cash flows from investing activities
Additions to finance receivables	—	(14,046,532)	(7,343,474)	—	(118,988)	(62,206)
Collection of and proceeds from sale of finance receivables	—	12,776,507	6,236,582	—	108,230	52,830
Additions to fixed assets excluding equipment leased to others	(1,414,468)	(11,346)	(1,425,814)	(11,982)	(96)	(12,078)
Additions to equipment leased to others	(153,163)	(1,256,840)	(1,410,003)	(1,297)	(10,647)	(11,944)
Proceeds from sales of fixed assets excluding equipment leased to others	56,040	8,381	64,421	475	71	546
Proceeds from sales of equipment leased to others	107,270	252,653	359,923	909	2,140	3,049
Purchases of marketable securities and security investments	(889,008)	(179,197)	(1,068,205)	(7,531)	(1,518)	(9,049)
Proceeds from sales of and maturity of marketable securities and security investments	708,130	117,041	825,171	5,998	991	6,989
Payment for additional investments in affiliated companies, net of cash acquired	(1,651)	—	(1,651)	(14)	—	(14)
Changes in investments and other assets, and other	(21,751)	15,250	(51,328)	(185)	130	(435)

Net cash used in investing activities	(1,608,601)	(2,324,083)	(3,814,378)	(13,627)	(19,687)	(32,312)

Cash flows from financing activities
Purchase of common stock	(295,699)	—	(295,699)	(2,505)	—	(2,505)
Proceeds from issuance of long-term debt	31,509	2,897,028	2,890,000	267	24,541	24,481
Payments of long-term debt	(41,833)	(1,694,407)	(1,726,823)	(354)	(14,353)	(14,628)
Increase (Decrease) in short-term borrowings	(83,651)	362,078	353,397	(709)	3,067	2,994
Dividends paid	(339,107)	—	(339,107)	(2,873)	—	(2,873)

Net cash provided by (used in) financing activities	(728,781)	1,564,699	881,768	(6,174)	13,255	7,469

Effect of exchange rate changes on cash and cash equivalents	21,995	3,434	25,429	187	29	216

Net increase in cash and cash equivalents	296,700	34,292	330,992	2,513	291	2,804
Cash and cash equivalents at beginning of year	1,418,022	151,365	1,569,387	12,012	1,282	13,294

Cash and cash equivalents at end of year	¥1,714,722	¥185,657	¥1,900,379	$14,525	$1,573	$16,098

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Per share amounts:

Reconciliations of the differences between basic and diluted net income per share for the years ended March 31, 2005, 2006 and 2007 are as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the year ended March 31, 2005
Basic net income per common share	¥1,171,260	3,296,092	¥355.35
Effect of dilutive securities
Assumed exercise of dilutive stock options	(1)	662

Diluted net income per common share	¥1,171,259	3,296,754	¥355.28

For the year ended March 31, 2006
Basic net income per common share	¥1,372,180	3,253,450	¥421.76
Effect of dilutive securities
Assumed exercise of dilutive stock options	(5)	1,049

Diluted net income per common share	¥1,372,175	3,254,499	¥421.62

For the year ended March 31, 2007
Basic net income per common share	¥1,644,032	3,210,422	¥512.09	$4.34
Effect of dilutive securities
Assumed exercise of dilutive stock options	(2)	1,812

Diluted net income per common share	¥1,644,030	3,212,234	¥511.80	$4.34

Certain stock options were not included in the computation of diluted net income per share for the years ended March 31, 2005 because the options’ exercise prices were greater than the average market price per common share during the period.

The following table shows Toyota’s net assets per share as of March 31, 2006 and 2007. Net assets per share amounts are calculated as dividing net assets’ amount at the end of each period by the number of shares issued and outstanding at the end of corresponding period. In addition to the disclosure requirements under FAS No. 128, Earnings per Share, Toyota discloses this information in order to provide financial statement users with valuable information.

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net assets	Shares issued and outstanding at the end of the year	Net assets per share	Net assets per share
March 31, 2006	¥10,560,449	3,241,757	¥3,257.63
March 31, 2007	11,836,092	3,197,936	3,701.17	$31.35

ITEM 19. EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation) (incorporated by reference to Exhibit 1.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006 filed with the SEC on June 26, 2006 (file no. 001-14948))

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to Exhibit 1.2 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006 filed with the SEC on June 26, 2006 (file no. 001-14948))

1.3	Amended and Restated Regulations of the Board of Corporate Auditors of the Registrant (English translation) (incorporated by reference to Exhibit 3.3 to Toyota’s Registration Statement on Form F-3 filed with the SEC on November 7, 2006 (file no. 333-138469))

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation) (incorporated by reference to Exhibit 2.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006 filed with the SEC on June 26, 2006 (file no. 001-14948))

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 to Toyota’s Registration Statement on Form F-6, filed with the SEC on November 7, 2006 (file no. 333-138477))

2.3	Form of ADR (included in Exhibit 2.2)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation) (incorporated by reference to Exhibit 11.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006 filed with the SEC on June 26, 2006 (file no. 001-14948))

12.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ TAKESHI SUZUKI
Name:	Takeshi Suzuki
Title:	Senior Managing Director, Member of the Board

Date: June 25, 2007