Form 20-F
period 2008-03-31
TOYOTA MOTOR CORP/
filed 2008-06-25
CIK 1094517

As filed with the Securities and Exchange Commission on June 25, 2008

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2008

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

Kiyohisa Funasaki

Telephone number: +81 565 28-2121

Facsimile number: +81 565 23-5800

Address: 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan

(Name, telephone, e-mail and/or facsimile number and address of registrant’s contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common Stock	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,149,279,852 Shares of Common Stock as of March 31, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes  ☒    No  ☐

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

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒             International Financial Reporting Standards as issues by the International Accounting Standards Board  ☐            Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes  ☐    No  ☒

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year referred to. All other references to years refer to the applicable calendar year, unless the context otherwise requires. As used herein, the term “Toyota” refers to Toyota Motor Corporation and its consolidated subsidiaries as a group, unless the context otherwise indicates.

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥100.19= $1.00. This was the approximate exchange rate in Japan on March 31, 2008.

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

(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound;

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

	Year Ended March 31,
	2004	2005	2006	2007	2008	2008
	(in millions, except share and per share data)
Consolidated Statement of Income Data:
Automotive:
Revenues	¥15,973,826	¥17,113,535	¥19,338,144	¥21,928,006	¥24,177,306	$241,315
Operating income	1,518,954	1,452,535	1,694,045	2,038,828	2,171,905	21,678
Financial Services:
Revenues	736,852	781,261	996,909	1,300,548	1,498,354	14,955
Operating income	145,998	200,853	155,817	158,495	86,494	863
All Other:
Revenues	896,244	1,030,320	1,190,291	1,323,731	1,346,955	13,444
Operating income	15,247	33,743	39,748	39,679	33,080	330
Elimination of intersegment:
Revenues	(312,162)	(373,590)	(488,435)	(604,194)	(733,375)	(7,320)
Operating income (loss)	(13,309)	(14,944)	(11,268)	1,681	(21,104)	(211)
Total Company:
Revenues	17,294,760	18,551,526	21,036,909	23,948,091	26,289,240	262,394
Operating income	1,666,890	1,672,187	1,878,342	2,238,683	2,270,375	22,661
Income before income taxes, minority interest and equity in earnings of affiliated companies	1,765,793	1,754,637	2,087,360 (1)	2,382,516	2,437,222	24,326
Net income	1,162,098	1,171,260	1,372,180	1,644,032	1,717,879	17,146
Net income per share:
Basic	342.90	355.35	421.76	512.09	540.65	5.40
Diluted	342.86	355.28	421.62	511.80	540.44	5.39
Shares used in computing net income per share, basic (in thousands)	3,389,074	3,296,092	3,253,450	3,210,423	3,177,445	—
Shares used in computing net income per share, diluted (in thousands)	3,389,377	3,296,754	3,254,499	3,212,235	3,178,662	—

	Year Ended March 31,
	2004	2005	2006	2007	2008	2008
	(in millions, except per share and numbers of vehicles sold data)
Consolidated Balance Sheet Data (end of period):
Total Assets:	¥22,040,228	¥24,335,011	¥28,731,595	¥32,574,779	¥32,458,320	$323,968
Short-term debt, including current portion of long-term debt	3,314,219	3,532,747	4,756,907	5,865,507	6,228,152	62,163
Long-term debt, less current portion	4,247,266	5,014,925	5,640,490	6,263,585	5,981,931	59,706
Shareholders’ equity	8,178,567	9,044,950	10,560,449	11,836,092	11,869,527	118,470
Common stock	397,050	397,050	397,050	397,050	397,050	3,963
Other Data:
Dividends per share	¥45.0	¥65.0	¥90.0	¥120.0	¥140.0	$1.40
Number of vehicles sold
Japan	2,303,078	2,381,325	2,364,484	2,273,152	2,188,389	—
North America	2,102,681	2,271,139	2,556,050	2,942,661	2,958,314	—
Europe	898,201	978,963	1,022,781	1,223,628	1,283,793	—
Asia	557,465	833,507	880,661	789,637	956,509	—
Other*	857,938	943,444	1,150,587	1,295,581	1,526,934	—

Worldwide total	6,719,363	7,408,378	7,974,563	8,524,659	8,913,939	—

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.
(1)	Includes ¥143.3 billion in gain on exchange of marketable securities relating to the merger of Mitsubishi Tokyo Financial Group, Inc., and UFJ Holdings.

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

In addition, under the Corporation Act of Japan (the “Corporation Act”), dividends may be paid to shareholders and pledgees of record as of any record date, other than those specified above, as set forth by Toyota’s articles of incorporation or as determined by its board of directors from time to time. Such dividends may be distributed by a resolution of any general shareholders’ meeting. Toyota’s articles of incorporation also permit Toyota to pay dividends, in addition to interim dividends mentioned in the preceding paragraph, by a resolution of its board of directors. Toyota has incorporated such a provision into its articles of incorporation in order to secure a flexible capital policy. Under the Corporation Act, dividends may be distributed in cash or (except in the case of interim dividends mentioned in the preceding paragraph) in kind, subject to limitations on distributable surplus and to certain other conditions.

The following table sets forth the dividends declared by Toyota for each of the periods shown. The periods shown are the six months ended on that date. The U.S. dollar equivalents for the cash dividends shown are based on the noon buying rate for Japanese yen on the last date of each period set forth below.

	Cash Dividends per Share
Period Ended	Yen	Dollars
September 30, 2003	20.0	0.18
March 31, 2004	25.0	0.24
September 30, 2004	25.0	0.23
March 31, 2005	40.0	0.37
September 30, 2005	35.0	0.31
March 31, 2006	55.0	0.47
September 30, 2006	50.0	0.42
March 31, 2007	70.0	0.59
September 30, 2007	65.0	0.65
March 31, 2008	75.0	0.75

The payment and the amount of any future dividends are subject to the level of Toyota’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Toyota considers the returning of profits to its shareholders as one of its priority management policies and continuously strives to increase per-share earnings, through aggressively promoting its business while improving and strengthening its corporate foundations. With respect to the payment of dividends, Toyota declared an annual dividend payment of ¥140 per share at the end of fiscal 2008, which is an increase of ¥20 from the previous fiscal year. This marks the ninth consecutive term of dividend increase, which is a record high for Toyota. The consolidated dividend payout ratio increased in fiscal 2008 to 25.9% from 23.4% in fiscal 2007. Going forward, Toyota aims to achieve a consolidated dividend payout ratio of 30% at an early stage, as well as to strive for continuous growth of dividend per share, while giving due consideration to factors such as business results for each term and new investment plans.

Exchange Rates

In parts of this annual report, yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translations was ¥100.19 = $1.00. This was the approximate exchange rate in Japan on March 31, 2008.

The following table sets forth information regarding the noon buying rates for Japanese yen in New York City as announced for customs purposes by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00 during the periods shown. On June 24, 2008, the noon buying rate was ¥107.76 = $1.00. The average exchange rate for the periods shown is the average of the month-end rates during the period.

Fiscal Year Ended or Ending March 31,	At End of Period	Average (of month-end rates)	High	Low
	(¥ per $1.00)
2004	104.18	112.75	120.55	104.18
2005	107.22	107.28	114.30	102.26
2006	117.48	113.67	120.93	104.41
2007	117.56	116.55	121.81	110.07
2008	99.85	113.61	124.09	96.88
2009 (through June 24, 2008)	107.76	105.92	108.19	100.87

Month Ended	High	Low
	(¥ per $1.00)
December 31, 2007	114.45	109.68
January 31, 2008	109.70	105.42
February 29, 2008	108.15	104.19
March 31, 2008	103.99	96.88
April 30, 2008	104.56	100.87
May 31, 2008	105.52	103.01

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

3.C REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D RISK FACTORS

Industry and Business Risks

The worldwide automotive market is highly competitive.

The worldwide automotive market is highly competitive. Toyota faces strong competition from automotive manufacturers in the respective markets in which it operates. Competition is likely to further intensify in light of continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, the amount of time required for innovation and development, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect Toyota’s financial condition and results of operations. Toyota’s ability to maintain its competitiveness will be fundamental to its future success in existing and new markets and its market share. There can be no assurances that Toyota will be able to compete successfully in the future.

The worldwide automotive industry is highly volatile.

Each of the markets in which Toyota competes has been subject to considerable volatility in demand. Demand for vehicles depends to a large extent on general, social, political and economic conditions in a given market and the introduction of new vehicles and technologies. As Toyota’s revenues are derived from sales in markets worldwide, economic conditions in such markets are particularly important to Toyota. Demand may also be affected by factors directly impacting vehicle price or the cost of purchasing and operating vehicles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations (including tariffs, import regulation and other taxes). Volatility in demand may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect Toyota’s financial condition and results of operations.

Toyota’s future success depends on its ability to offer new innovative, price competitive products that meet and satisfy customer demand on a timely basis.

Meeting and satisfying customer demand with attractive new vehicles and reducing the amount of time required for product development are critical elements to the success of automotive manufacturers. The timely introduction of new vehicle models, at competitive prices, meeting rapidly changing customer preferences and demands is fundamental to Toyota’s success. There is no assurance that Toyota may adequately perceive and identify changing customer preferences and demands with respect to quality, styling, reliability, safety and other features in a timely manner. Even if Toyota succeeds in perceiving and identifying customer preferences and demands, there is no assurance that Toyota will be capable of developing and manufacturing new, price competitive products in a timely manner with its available technology, intellectual property, sources of raw materials and parts and components, and production capacity. Further, there is no assurance that Toyota will be able to implement capital expenditures at the level and times planned by management. Toyota’s inability to develop and offer products that meet customer demand in a timely manner could result in a lower market share and reduced sales volumes and margins, and may adversely affect Toyota’s financial condition and results of operations.

Toyota’s ability to market and distribute effectively and maintain its brand image is an integral part of Toyota’s successful sales.

Toyota’s success in the sale of vehicles depends on its ability to market and distribute effectively based on distribution networks and sales techniques tailored to the needs of its customers as well as its ability to maintain and further cultivate its brand image across the markets in which it operates. There is no assurance that Toyota will be able to develop sales techniques and distribution networks that effectively adapt to customer preferences or changes in the regulatory environment in the major markets in which it operates. Nor is there assurance that Toyota will be able to cultivate and protect its brand image. Toyota’s inability to maintain well developed sales techniques and distribution networks or a positive brand image may result in decreased sales and market share and may adversely affect its financial condition and results of operations.

The worldwide financial services industry is highly competitive.

The worldwide financial services industry is highly competitive. The market for automobile financing has grown as more consumers are financing their purchases, primarily in North America and Europe. Increased competition in automobile financing may lead to decreased margins. A decline in Toyota’s vehicle unit sales, an increase in residual value risk due to lower used vehicle price, increase in the ratio of credit losses and increased funding costs are factors which may impact Toyota’s financial services operations. Poor performance in Toyota’s financial services operations may adversely affect its financial condition and results of operations.

Financial Market and Economic Risks

Toyota’s operations are subject to currency and interest rate fluctuations.

Toyota is sensitive to fluctuations in foreign currency exchange rates and is principally exposed to fluctuations in the value of the Japanese yen, the U.S. dollar and the euro and, to a lesser extent, the Australian dollar, the Canadian dollar and the British pound. Toyota’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Changes in foreign currency exchange rates may affect Toyota’s pricing of products sold and materials purchased in foreign currencies. In particular, strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota’s operating results.

Toyota believes that its use of certain derivative financial instruments including interest rate swaps and increased localized production of its products have reduced, but not eliminated, the effects of interest rate and foreign currency exchange rate fluctuations, which in some years can be significant. Nonetheless, a negative impact resulting from fluctuations in foreign currency exchange rates and changes in interest rates may adversely affect Toyota’s financial condition and results of operations. For a further discussion of currency and interest rate fluctuations and the use of derivative financial instruments, please see “Operating and Financial Review and Prospects — Operating Results — Overview — Currency Fluctuations”, “Quantitative and Qualitative Disclosures About Market Risk”, and notes 20 and 21 to Toyota’s consolidated financial statements.

High prices of raw materials and strong pressure on Toyota’s suppliers could negatively impact Toyota’s profitability.

High prices for raw materials that Toyota and Toyota’s suppliers use in manufacturing their products or parts and components, such as steel, precious metals, non-ferrous alloys including aluminum and plastic parts, may lead to high parts and components prices and production costs that could in turn negatively impact Toyota’s future profitability because Toyota may not be able to pass all those costs on to its customers or require its suppliers to absorb such costs.

Political, Regulatory and Legal Risks

The automotive industry is subject to various governmental regulations.

The worldwide automotive industry is subject to various laws and governmental regulations including those related to vehicle safety and environmental matters such as emission levels, fuel economy, noise and pollution. Many governments also impose tariffs and other trade barriers, taxes and levies, and enact price or exchange controls. Toyota has incurred, and expects to incur in the future, significant costs in complying with these regulations. New legislation or changes in existing legislation may also subject Toyota to additional expenses in the future.

Toyota may become subject to various legal proceedings.

As an automotive manufacturer, Toyota may become subject to legal proceedings in respect of various issues, including product liability and infringement of intellectual property, and Toyota is in fact currently subject to a number of pending legal proceedings. A negative outcome in one or more of these pending legal proceedings could adversely affect Toyota’s future financial condition and results of operations. For a further discussion of governmental regulations, please see “Information on the Company — Business Overview — Governmental Regulation, Environmental and Safety Standards” and for legal proceedings, please see “Information on the Company — Business Overview — Legal Proceedings”.

Toyota may be adversely affected by political instabilities, fuel shortages or interruptions in transportation systems, natural calamities, wars, terrorism and labor strikes.

Toyota is subject to various risks associated with conducting business worldwide. These risks include political and economic instability, natural calamities, fuel shortages, interruption in transportation systems, wars, terrorisms, labor strikes and work stoppages. The occurrence of any of these events in the major markets in which Toyota purchases materials, parts and components and supplies for the manufacture of its products or in which its products are produced, distributed or sold, may result in disruptions and delays in the operations of Toyota’s business. Significant or prolonged disruptions and delays in Toyota’s business operations may result to adversely affect Toyota’s financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code and continues to exist under the Corporation Act. Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd.). Toyota became a separate company on August 28, 1937. In 1982, the Toyota Motor Company and Toyota Motor Sales merged into one company, the Toyota Motor Corporation of today. As of March 31, 2008 Toyota operated through 530 consolidated subsidiaries and 234 affiliated companies, of which 55 companies were accounted for through the equity method.

See “— Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures between April 1, 2005 and March 31, 2008 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota’s principal executive offices are located at 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota’s telephone number in Japan is +81-565-28-2121.

4.B BUSINESS OVERVIEW

General

Toyota primarily conducts business in the automotive industry. Toyota also conducts business in the finance and other industries. Toyota sold 8.91 million vehicles in fiscal 2008 on a consolidated basis. Toyota had net revenues of ¥26,289.2 billion and net income of ¥1,717.8 billion in fiscal 2008.

Toyota’s business segments are automotive operations, financial services operations and all other operations. The following table sets forth the Toyota’s sales to external customers in each of its business segments for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2006	2007	2008
Automotive	¥19,325,616	¥21,914,168	¥24,160,254
Financial Services	977,416	1,277,994	1,468,730
All Other	733,877	755,929	660,256

Toyota’s automotive operations include the design, manufacture, assembly and sale of passenger cars, minivans and commercial vehicles such as trucks and related parts and accessories. Toyota’s financial services business consists primarily of providing financing to dealers and their customers for the purchase or lease of Toyota vehicles. Toyota’s financial services also provide retail leasing through the purchase of lease contracts originated by Toyota dealers. Related to Toyota’s automotive operations is its development of intelligent transport systems (“ITS”). Toyota’s all other operations business segment includes the design and manufacture of prefabricated housing and information technology related businesses, including an e-commerce marketplace called Gazoo.com.

Toyota sells its vehicles in more than 170 countries and regions. Toyota’s primary markets for its automobiles are Japan, North America, Europe, Asia and China. The following table sets forth Toyota’s sales to external customers in each of its geographical markets for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2006	2007	2008
Japan	¥7,735,109	¥8,152,884	¥8,418,620
North America	7,455,818	8,771,495	9,248,950
Europe	2,574,014	3,346,013	3,802,814
Asia	1,836,855	1,969,957	2,790,987
Other*	1,435,113	1,707,742	2,027,869

*	“Other” consists of Central and South America, Oceania, Africa.

During fiscal 2008, 24.6% of Toyota’s automobile unit sales on a consolidated basis were in Japan, 33.2% were in North America, 14.4% were in Europe and 10.7% were in Asia. The remaining 17.1% of unit sales were in other markets.

The Worldwide Automotive Market

Toyota estimates that annual worldwide vehicle sales totaled approximately 72 million units in 2007.

Automobile sales are affected by a number of factors including:

•	social, political and economic conditions,

•	introduction of new vehicles and technologies, and

•	costs incurred by customers of purchasing and operating automobiles.

These factors can cause consumer demand to vary substantially from year to year in different geographic markets and in individual categories of automobiles.

In 2007, Europe, North America, China, Asia, and Japan were the world’s largest automotive markets. Worldwide market share, based on total automobile sales on a retail basis in each market, was 32% for Europe, 27% for North America (25% excluding Mexico and Puerto Rico), 12% for China, 8% for Asia, and 7% for Japan. In Europe, new vehicle sales increased from the previous year to approximately 23.1 million units. In North America, new vehicle sales decreased slightly to approximately 19.4 million units. In China, new vehicle sales expanded at a high growth rate to approximately 8.5 million units. In Asia (including India but excluding Japan and China), new vehicle unit sales increased to approximately 5.5 million units. In Japan, total new vehicle unit sales (including mini-vehicles) decreased to approximately 5.4 million units.

The worldwide automotive industry is affected significantly by government regulations aimed at reducing harmful effects on the environment, enhancing vehicle safety and improving fuel economy. These regulations have added to the cost of manufacturing vehicles. Many governments also mandate local procurement of parts and components and impose tariffs and other trade barriers and price or exchange controls as a means of creating jobs, protecting domestic producers or influencing their balance of payments. Changes in regulatory requirements and other government-imposed restrictions can limit an automaker’s operations. These regulations can also make it difficult to repatriate profits to an automaker’s home country.

The development of the worldwide automotive market includes the continuing globalization of automotive operations. Manufacturers seek to achieve globalization by localizing the design and manufacture of automobiles and their parts and components in the markets in which they are sold. By expanding production capabilities beyond their home markets, automotive manufacturers are able to reduce their exposure to fluctuations in foreign exchange rates as well as to trade restrictions and tariffs.

Since 2000, the global automotive industry has experienced various transactions which have promoted consolidation within the industry. There are various reasons behind these transactions including the need to respond to the global overcapacity in the production of automobiles, the need to reduce costs and improve efficiencies by increasing the number of automobiles produced using common vehicle platforms and by sharing research and development expenses for environmental and other technology, the desire to expand a company’s global presence through increased size and the desire to expand into particular segments or geographic markets. In recent years, however, there has been a trend towards reviewing and reconsidering some of the business consolidations.

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

Toyota’s Strategy

Toyota’s corporate goal is to maintain its position as a market leader in the automotive industry and to continue its growth, while enhancing profitability and shareholder returns. In order to achieve this corporate goal, Toyota strives to further enhance its technology, production and marketing, supported by improvements in quality control, strengthening of cost-competitiveness and personnel development. Among these, technology is the most important element as the driver of growth. Toyota has been dedicated to addressing environmental issues, and as environmental awareness continues to grow in the market, Toyota strives to improve its unique hybrid technology in order to develop environmentally-friendly products. Toyota believes it is strategically important to continue expanding its business globally, and at the same time develop products that satisfy specific needs of each region with its advanced technology.

Toyota’s mid- to long-term goals are to pursue sustainability in three areas — “R&D”, “manufacturing (monozukuri)”, and “social contribution”. Toyota will strive to enhance its corporate value by strengthening and advancing these three “sustainabilities” at a global level and achieving both environmental protection and sustainable business growth.

Toyota’s specific strategy in connection with the foregoing consists of the following elements:

Distinguished Products to Offer a Full Product Lineup and Capture Opportunities in All Regions

With respect to advancement of growth and the necessary foundations that support it, Toyota aims to avoid risk, and rather, create opportunities by striving for better quality, thereby obtaining opportunities for a full product lineup in all regions. Key elements of this strategy include models in the following categories:

•

Global Models (IMV, Vitz/Yaris, Camry and Corolla/Auris). Under the concept of “Global Best, Local Best,” Toyota aims to develop, manufacture and distribute attractive products that satisfy regional characteristics and demand while using common platforms and core parts and components. Toyota sold about 3.4 million units of Global Models worldwide, which accounted for approximately 40% of its global sales in fiscal 2008, achieving a significant growth in unit sales.

•

Models Targeted to Resource-rich and Emerging Markets. Toyota expects that the automobile market in resource-rich countries and emerging countries will continue to grow and present significant opportunities for Toyota. Toyota has therefore been striving to, and has been achieving success in, establishing operational foundations for production and distribution in these markets. In order to gain market shares in these markets, Toyota, taking into consideration the demands of the resource-rich markets and emerging markets, is enhancing the supply system by increasing locally manufactured products as well as introducing products that meet different regional needs.

•

Hybrid Models. Since the introduction of the Prius in 1997, which was the first mass-produced hybrid car in the world, Toyota has continued expanding and upgrading the model line-up by using its hybrid technology as one of the key technologies for solving environmental issues. By fiscal 2008, which marked the 10th Anniversary since its debut, the total number of Prius models sold exceeded one million units at the end of April 2008. In addition, the total number of all hybrid vehicles sold as of March 31, 2008 totaled 1.41 million units. Toyota aims to make use of the technical know-hows obtained through the sale of these models, and aims to continue to offer improved hybrid model lineups.

Annual Unit Sales of Hybrid Models Globally

	Year Ended March 31,
	2005	2006	2007	2008
	(in thousands)
Total Unit Sales	146	252	353	444

•

Premium Brand Models (Lexus). Since the Lexus was first launched in 1989 in the United States, Lexus has been introduced in 67 countries around the world. At present, Toyota is taking action to strengthen the Lexus brand in each geographic region. In fiscal 2008, Lexus sales soared to approximately 510 thousand units, an increase of 12 thousand units from the 498 thousand units sold in fiscal 2007.

•

Market-creating Products. Toyota believes that it is strategically important to introduce models into developed countries that meet the diverse needs and that comply with environmental regulations which are being tightened due to heightened environmental concerns. Toyota plans to introduce market-creating products taking into consideration environmental concerns, by utilizing its advanced technology.

Localize Global Operations with Targeted Regional Strategies

Toyota believes that a global automotive manufacturer needs to supply products that are targeted carefully to local demand in order to maintain a competitive edge in the worldwide automotive industry, and also believes that local sales, marketing and manufacturing presence is necessary to fully develop a market’s potential. Localization better allows Toyota to design, manufacture and offer products within each market that respond to market changes and satisfy local tastes and preferences. A localized manufacturing presence enables Toyota to hedge against the effects of fluctuations in foreign exchange rates. It also allows Toyota to make social contributions to communities in which it has a local presence. Toyota’s efficient production and sales network, together with its global model strategy and its efforts to design products that appeal to particular regional preferences, allow it to offer a comprehensive lineup of products in each region in which it operates.

Toyota is pursuing the following targeted regional strategies in order to be a leader in each major market in which it competes. By pursuing these regional strategies, Toyota’s profit structure has become more geographically balanced.

•

Japan as the Center of the Global Operations. In Japan, Toyota aims to maintain steady profitability in the Japanese market, which is the center of its global operations, and to develop products and to establish the global core base which leads and supports operations in all other regions. Toyota believes that it is important to maintain and improve its high market share in Japan and is committed to maintaining its market leadership in Japan by striving to achieve a consistent market share (excluding mini-vehicles) each year. Toyota held a domestic market share (excluding mini-vehicles) on a retail basis of 44.3% in fiscal 2006, 45.8% in fiscal 2007 and 45.6% in fiscal 2008. Amid the continued market downturn and despite increased competition from its domestic competitors, Toyota maintained its market share of over 45% in fiscal 2008 due to the active introduction of new and remodeled car models such as the Allion, Premio, Noah, Voxy, ist, Corolla Rumion, Vanguard, MarkX Zio and the Crown. In addition, in order to respond flexibly to global demand fluctuations, Toyota has implemented the “Global Link Production System”. Specifically, Toyota strives to improve flexible production capabilities for various car models in its plants in Japan, thereby establishing a production system that can respond quickly and flexibly to the fluctuating demands of the overseas markets. Furthermore, Toyota aims to improve its production capacity and operation rate through putting in place a mutual support structure at a global level by maintaining an encompassing view of trends in demands, as well as the operating conditions of plants, in each region in which it operates.

Since Toyota formed an alliance with Fuji Heavy Industries, Ltd. (“FHI”) in 2005, Toyota and FHI have utilized each other’s resources in development and production such as moving some of Toyota’s production to FHI’s North American production center Subaru of Indiana Automotive, Inc. In April 2008, in order to create synergy and to further strengthen competitiveness, Toyota, Daihatsu and FHI agreed on the following three points: (1) Toyota and FHI will jointly develop a compact rear-wheel-

drive sports car that will be marketed by both TMC and FHI, (2) Toyota will provide FHI with a compact car on an original-equipment-manufacturing basis (“OEM”) and (3) Daihatsu will supply FHI with mini-vehicles and an FHI version of the Daihatsu Coo compact car on an OEM basis. In order to implement a smooth cooperation, Toyota and FHI came to a basic agreement for FHI to transfer 61 million FHI shares owned by FHI. The share transfer is planned to be executed after approval from Japan’s Fair Trade Commission. Following this transfer, TMC would own 16.5% of FHI issued shares.

•

Self-Reliant Growth in North America. In North America, one of Toyota’s most significant markets, Toyota aims to secure steady profits and to establish a self-reliant operational framework. Toyota continues to seek further growth, and in the past few years it has expanded its production capacity and improved its product lineup. Toyota’s North American unit sales on a consolidated basis grew from 2.94 million units in fiscal 2007 to 2.96 million units in fiscal 2008, despite the downturn in the economy due to the subprime mortgage crisis. In fiscal 2008, Toyota’s North American unit sales represented approximately 33% of its total global unit sales on a consolidated basis. Toyota believes its continuing growth in unit sales in the North American market is driven by the successful introduction of products such as the fully remodeled Tundra, Highlander, the xB, xD of the Scion line-up, the Lexus LS Hybrid and IS F. Toyota believes that the unit sales for fuel-efficient vehicles such as the Prius and the Camry Hybrid increased primarily due to increasing gasoline price. Further, in fiscal 2008, Toyota brand vehicles accounted for approximately 82%, Lexus brand accounted for approximately 13% and Scion line-up vehicles accounted for approximately 5% of the vehicle unit sales in the United States, respectively.

With the view that the North American market is growing in the long term, Toyota has increased production capacity in North America as follows, and plans to further expand its North American operations. In April 2007, Toyota commenced production of the Camry at the Subaru’s Indiana plant, and during 2007, Toyota increased its production capacity of the Tacoma to 50 thousand units at the Baja California plant in Mexico. Furthermore, in December 2007, Toyota started the production of its remodeled Sequoia at the Indiana plant. Toyota also commenced production of the Corolla and the Vibe (OEM for General Motors) at the NUMMI plant, a joint venture of Toyota and General Motors, and commenced the production of the Corolla and the remodeled Matrix at the Cambridge plant in Canada in January 2008. In addition, Toyota plans to commence production of the RAV4 at the Woodstock plant in Canada in the fall of 2008 and also plans to commence production of the Highlander at the Mississippi plant in 2010.

•

Achieving Steady Growth in Europe. In the European market, Toyota is aiming to establish a presence within the automotive industry, comparable to that of European automotive manufacturers. In 2007, while the overall European automotive market grew by 5.8%, Toyota’s European unit sales grew to approximately 1.26 million units, an increase of approximately 10% compared to 2006. Toyota’s European unit sales on a consolidated basis grew to approximately 1.28 million units in fiscal 2008, an increase of approximately 4.9% compared to fiscal 2007 levels.

Although the market has been weak in Western European countries ever since the raise in the German VAT, in fiscal 2008, Toyota’s sales was steady in this region, due to strong sales of the Auris and the Prius. Furthermore, the Eastern European market has been expanding boosted by the strong Russian economy, and due to factors such as the increase in sales of the Camry and the Avensis, it has become a significant growth factor for Toyota in the European market. To meet the demands of the rapidly growing market for foreign brand luxury and large vehicles in Russia, Toyota is working to develop the distribution and after service networks, and in December 2007, began producing 20 thousand units of the Camry annually.

In order to comply with the increasingly more stringent environmental regulations in Western European countries, in addition to promoting the sale of its existing low-emission vehicles, Toyota is aiming to launch a new vehicle model that meets carbon dioxide emission standards. Furthermore, Toyota will endeavor to stimulate the demand through its launch of market-creating products and will aim to achieve growth with high-profitability with the increase in sales of highly profitable Lexus brand vehicles. In Eastern European countries including Russia, Toyota is aiming to achieve solid growth by meeting increasing demands through the rapid development of its distribution network.

•

Establishing Predominance in the Developing Asian Market. In light of the growing importance of the Asian market, Toyota aims to build an operational framework that is efficient and self-reliant as well as a predominant position in the automotive market in Asia. Operating income for Asia in fiscal 2008 doubled as compared to fiscal 2007, with favorable sales in Indonesia and increase in production capacity in Thailand responding to the increase in demand for IMV models (Hilux and Fortuner) from outside Asia. Toyota also made substantial investments in this market earlier than its major global competitors and developed relationships with local suppliers in the region. While competition in Asia is further increasing, Toyota believes that its existing local presence in the market provides it with a competitive advantage and expects to benefit from its early entrance into the market as demand for vehicles in the region continues to grow. Toyota is aiming to further increase its competitiveness by improving product line-up offered in the region and increasing local procurement to decrease its exposure to foreign currency exchange fluctuations. For example, at its Thailand plant, Toyota commenced production of the Vios in 2002 and Wish in 2003. Toyota also began producing IMV models (Hilux, Fortuner and Innova) in Thailand, Indonesia, India, the Philippines and Malaysia in fiscal 2005 and in Vietnam in fiscal 2006. Furthermore, with increased production capacity, the Thailand plant now produces IMV models (Hilux, Fortuner and Innova) for sale outside of Asia, including Australia and the Middle East, and is contributing greatly to the expansion of Toyota’s automotive business. Furthermore, Toyota Motor Thailand Co., Ltd., Toyota’s vehicle production base in Thailand, plans to commence production of the Camry Hybrid in 2009. In addition, the engine production base in Thailand plans to increase diesel engine production capacity from the current 200 thousand units per year to 350 thousand units per year, which would increase engine production capacity including gasoline engines to 650 thousand units per year. In India, Toyota is actively developing its business through local production and sales, and decided to construct the second plant with an annual production capacity of 100 thousand units. In 2010, this plant is scheduled to commence production of the Corolla and other passenger vehicles such as newly developed compact cars.

•

Promoting Vehicle Sales in Central and South America, Oceania, Africa and the Middle East. In recent years, unit sales in each of Central and South America, Oceania, Africa and the Middle East has increased rapidly. In fiscal 2008, Toyota’s consolidated unit sales was approximately 1.53 million units, an increase of approximately 17.9% from fiscal 2007. Increase in the sale of the Corolla in Brazil, IMV models (Hilux and Fortuner) in Argentina and the Camry in Australia all contributed notably to the increased unit sales in the region. These models are all global models which are designed to satisfy regional demands, while keeping production costs down by using common platforms and core parts and components with vehicle models in other regions. Furthermore, Toyota Motor Corporation Australia Ltd., Toyota’s vehicle production base in Australia, plans to commence production of the Camry Hybrid from the beginning of 2010. In the Middle East, demand for sport-utility vehicles such as the Land Cruiser is on the rise, and Toyota plans to expand supply capacity of the Land Cruiser to this region. In these regions, which are expected to become increasingly more important to Toyota’s business strategy, Toyota aims to develop new products which meet the demands of each region, increase production and further promote sales.

•

Securing Stable Development in China. Toyota has been conducting its operations in China through joint ventures, and its success in producing products that meet local demands and in establishing its sales and service network has significantly contributed to Toyota’s profits. Based on the firm business foundation that it has established, Toyota is conducting its operations with the aim to promote further growth and increase in profitability through further development of its sales and service network, increased production capacity and expansion of its product lineup.

In China, Toyota has been conducting joint ventures with two major partners. First, with respect to the joint venture with China FAW Group Corporation, since Toyota first launched the Vios through the joint venture in 2002, Toyota commenced the production and sale of eight car models by the end of 2005 including the Land Cruiser Prado, Land Cruiser, Corolla, Crown, REIZ and Coaster in China. Particularly, in late 2005, Toyota also began the production of the hybrid Prius, taking in environmental considerations. With regard to increasing production capacity, in May 2007, Toyota commenced production of the new Corolla at the third Tianjin plant with an annual production capacity of 200 thousand units, and by the end of 2009, Toyota plans to increase its production capacity of the Crown and the REIZ at the second Tianjin plant from its current capacity of 100 thousand units to 150 thousand units. Guangzhou Toyota Motor Co., Ltd., a joint venture between Toyota and the other partner Guangzhou Automobile Group Co., Ltd, commenced production of the Camry in May 2006 with an annual production capacity of 100 thousand units on a single shift basis and, by late 2006, it expanded its annual production capacity to 200 thousand units on a double shift basis. In addition, it commenced production of the Yaris in May 2008, with an expected annual production of 80 to 90 thousand units.

Promote Key Initiatives Globally

Toyota believes that the following key initiatives are essential in increasing its competitiveness in the global automotive market and for improving its profitability and prospects for continued growth:

•

Maintain Leadership in Research and Development. Toyota believes that its long-term success will depend on being a leader in automotive research and development. To that end, Toyota is focusing its research and development on the promotion of environmentally sound technologies, and product safety technologies. Toyota is committed to building environmentally friendly automobiles and is focusing its initiatives on the following areas:

•	contribute to the environment through increased promotion of and further improvement in hybrid technology (including efforts for cost reduction and enhanced performance),

•	strengthen diesel engine lineups and the use of clean diesel technologies,

•	the reduction of emissions and improvement of fuel economy in conventional models,

•	the development of automobiles powered by fuel cells and other non-traditional fuel technologies, and

•	the improvement of technologies that pursue driving and vehicle safety.

In particular, Toyota considers addressing environmental issues as one of the top management priorities and aims to curtail environmental burden by reducing carbon dioxide emission at all levels of operations, namely in automobile design to production, distribution, disposal, and recycling. An example of Toyota’s leadership in environmental technology was the introduction of the hybrid Prius into the Japanese market in 1997.

In addition, in December 2002 Toyota began limited sales of fuel cell hybrid vehicles that use fuel cells to generate the electricity that drives the motor, in Japan and the United States. In June 2005, these vehicles became the first fuel cell hybrid passenger vehicle that were approved by the Road Vehicles Act, as amended, which was enacted by the Ministry of Land, Infrastructure, Transport and Tourism on March 31, 2005. Furthermore, leases were commenced in Japan and the United States in July 2005. By 2007, Toyota was able to make improvements to start up and cruising distance at temperature below freezing, which were technological challenges. Toyota is steadily advancing in the application of new technologies through overcoming technological issues such as the above.

Moreover, Toyota is promoting the development of cutting-edge technologies through alliances with other companies, such as its alliance with General Motors Corporation for the development of advanced technologies, and its alliance with Exxon Mobil Corporation for the development of power sources compatible with fuel of the future. In addition, Toyota has entered into an alliance with PSA Peugeot Citroën for the development and production of low-cost, fuel-efficient and environmentally friendly vehicles.

In November 2006, Toyota entered into a basic agreement with Isuzu Motors Limited, to complement each other technologically in the development and production of diesel engines and other areas. In

August 2007, the parties reached a basic agreement to develop, manufacture and distribute aluminum block diesel engines with 1.6 liter-class emission to be used in Toyota cars to be introduced in the European market. Production is scheduled to begin around 2012.

In April 2008, Toyota established the Toyota Research Institute of North America (the “TRI-NA”), a specialized institute in advanced research within the Toyota Technical Center in North America. In addition to accelerating existing advanced research, the theme of “transportation society” will be newly added. The TRI-NA aims to strengthen Toyota’s advanced research efforts in North America, while enhancing interaction with North American universities and research organizations.

•	Improve Efficiency. Toyota plans to improve profitability and enhance operating efficiencies by continuing to pursue aggressive cost reduction programs, including:

•

improving product development and production efficiencies through the re-integration and improvement of vehicle platforms and power trains and through the development of electronic platforms which organize electronic devices of vehicles as a package and standardize electronic structure and infrastructure,

•	Conducting cost reduction activities under the VI (Value Innovation) Activities, aiming to reduce costs starting with the developing phase on a system-by-system basis,

•	applying advanced information technologies to improve efficiency throughout the product development and production processes,

•	increasing the focus on global purchasing opportunities, standardization and modularization to optimize purchasing from suppliers,

•	streamlining production systems, and

•	improving the efficiency of domestic and international distribution.

Toyota is further improving production efficiency by installing more versatile equipment and systems, modifying vehicle body designs to allow for a greater variety of models on each production line and sharing more parts among vehicles.

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

Strengthening Finance Operations for Sales

Toyota’s financial services include loans and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value-added service. In July 2000, Toyota established a wholly-owned subsidiary, Toyota Financial Services Corporation, to oversee the management of Toyota’s finance companies worldwide, through which Toyota aims to strengthen the overall competitiveness of its financial business, improve risk management and streamline decision-making processes. Toyota plans to expand its network of financial services, in accordance with its strategy of developing auto-related financing businesses in significant markets. Accordingly, Toyota currently operates financial services companies in 32 countries and regions, supports its automotive operations globally.

Maintain Financial Strength

Toyota currently enjoys high credit ratings. These ratings reflect, among other factors, its strong financial position. In addition, Toyota currently maintains a substantial level of cash and liquid investments and a conservative debt-to-equity ratio. Toyota believes these factors will allow it to maintain the resources necessary to fund its research and development expenditures, capital expenditures and financing operations even if it experiences short-term fluctuations in earnings.

Focus on Shareholder Value

Toyota considers the returning of profits to its shareholders as one of its priority management policies and continuously strives to increase per-share earnings, through aggressively promoting its business while improving and strengthening its corporate foundations. With respect to the payment of dividends, Toyota declared an annual dividend payment of ¥140 per share at the end of fiscal 2008, which is an increase of ¥20 from the previous fiscal year. This marks the ninth consecutive term of dividend increase, which is a record high for Toyota. The consolidated dividend payout ratio increased in fiscal 2008 to 25.9% from 23.4% in fiscal 2007. Going forward, Toyota aims to achieve a consolidated dividend payout ratio of 30% at an early stage, as well as to strive for continuous growth of dividend per share, while giving due consideration to factors such as business results for each term and new investment plans.

With respect to the repurchase of own shares, all shares authorized at the ordinary general meeting of shareholders in June 2007, which were the lesser of 30 million shares or the number of shares equivalent to ¥250 billion in cost of repurchase, were repurchased. Furthermore, the board of directors in February 2008 authorized an additional share repurchase of the lesser of 12 million shares or the number of shares equivalent to ¥60 billion in cost of repurchase, and as of March 31, 2008, 9.52 million shares at a total cost of ¥59.9 billion were repurchased. In total, in fiscal 2008, Toyota repurchased 49 million shares at a total cost of ¥317 billion. Since Toyota began repurchasing shares in fiscal 1997, the cumulative number of shares repurchased as of the end of June 2008 was approximately 722.04 million shares at a total cost of approximately ¥2.796 trillion. The following table shows the number of shares repurchased and the cost of repurchase of those shares for each of the periods indicated:

	Year Ended March 31,
	2004	2005	2006	2007	2008
Approximate number of shares repurchased	121 million	63 million	28 million	45 million	49 million
Approximate amount paid	¥399 billion	¥266 billion	¥134 billion	¥300 billion	¥317 billion

In order to define improvement of capital efficiency, Toyota canceled 162 million shares of its treasury stock at the end of fiscal 2008. Toyota will continue to retain the remaining treasury stock of approximately 300 million shares in order to achieve flexibility in management, but as a principle, plans to cancel all shares it repurchases in the future. At the ordinary general meeting of shareholders in June 2008, a resolution was passed to authorize repurchase of 30 million shares at a total cost of ¥200 billion. Toyota aims to continue to repurchase shares in order to effectively respond to changes in the management environment and improve capital efficiency.

Going forward, Toyota hopes to continue to meet shareholder expectations through mid- to long-term growth and active returning of profits to shareholders.

Toyota’s future share repurchases will be influenced by factors such as Toyota’s future earnings and financial position. For more details, please see “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Automotive Operations

Toyota’s revenues from its automotive operations were ¥24.2 trillion in fiscal 2008, ¥21.9 trillion in fiscal 2007 and ¥19.3 trillion in fiscal 2006.

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

Vehicle Models

Toyota’s vehicles (provided by Toyota, Daihatsu and Hino) can be classified into two categories: conventional engine vehicles and hybrid vehicles. Toyota’s product line-up includes subcompact and compact cars, mini-vehicles, mid-size, luxury, sports and specialty cars, recreational and sport-utility vehicles, pickup trucks, minivans, trucks and buses.

Conventional Engine Vehicles

Subcompact and Compact

Toyota’s subcompact and compact cars include the four-door Corolla sedan, which is one of Toyota’s best selling models. The Yaris, marketed as the Vitz in Japan, is a subcompact car designed to include features such as better performance and comfort compared to other compact cars available on the market, with low emissions that are particularly attractive to European consumers. The Vitz which is currently available in Japan was remodeled in February 2005. This model launched in the United States in March 2006. Toyota introduced the Ractis and Belta in 2005, Auris and bB in 2006, ist which was remodeled in July 2007, and Corolla Rumion in October of the same year. In the United States, Toyota introduced the Scion xB and Scion xD in 2007.

Mini-Vehicles

Mini-vehicles are manufactured and sold by Daihatsu. Daihatsu manufactures mini-vehicles, passenger vehicles, commercial vehicles and auto parts. Mini-vehicles are passenger cars, vans or trucks with engine displacements of 660 cubic centimeters or less. Toyota also sells under its name certain automobiles (excluding mini-vehicles) manufactured by Daihatsu. Daihatsu sold approximately 595 thousand mini-vehicles and 190 thousand automobiles on a consolidated basis during fiscal 2008. Daihatsu’s largest market is Japan, which accounted for approximately 73% of Daihatsu’s unit sales during fiscal 2008.

Mid-Size

Toyota’s mid-size models include the Camry, which has been the best selling passenger car in the United States for ten of the past eleven calendar years (From 1997 to 2007) and also for the last six consecutive years. The Camry was fully remodeled in January 2006. Camry models include the Camry Solara sport coupe. Camry sales in the United States for 2007 was approximately 473 thousand units (including approximately 28 thousand Solaras approximately 54 thousand hybrid vehicles). Toyota’s Japanese mid-size cars also include the Mark X, Blade which was introduced in December 2006, and Premio and Allion, both of which were remodeled in May 2007.

Luxury & Large

In North America, Europe and Japan, Toyota’s luxury line-up consists primarily of vehicles sold under the Lexus brand name. In the United States, Lexus has earned the title of best-selling luxury brand for the eighth consecutive year by selling approximately 327 thousand units in 2007. Lexus models include the full-size LS sedan which was remodeled in September 2006, the GS sedans that were remodeled in January 2005, the ES which was remodeled in March 2006, the IS mid-size sport sedans that were remodeled in August 2005. Lexus models also include luxury sport-utility vehicles sold in the United States, such as the GX, the RX, luxury sport-utility vehicles including the LX, which was remodeled in July 2007, as well as the SC and the IS F. Toyota commenced sales of its luxury automobiles in Japan under the Lexus brand in August 2005. As of May 31, 2008, the Lexus brand line-up in Japan includes the LS, GS, IS, IS F and SC. In addition to the Toyota brand’s full-size luxury car, the Crown, which was remodeled in February 2008, Toyota also sells the Century limousine in Japan.

Sports and Specialty

In Japan and other markets, Toyota sells the Lexus SC two-door sports coupe, and in the United States the Scion tC, a sport car model targeted to young drivers. In December 2007, Toyota introduced the IS F model as the high-performance sports model of the Lexus brand.

Recreational and Sport-Utility Vehicles and Pickup Trucks

Toyota sells a variety of sport-utility vehicles and pickup trucks. Toyota sport-utility vehicles available in North America include the Sequoia, the 4Runner, the RAV4, the Highlander, the FJ Cruiser and the Land Cruiser, and pickup trucks available are the Tacoma and Tundra. The Tacoma, the Tundra and the Sequoia are manufactured in the United States. Toyota also offers sport-utility vehicles under the Lexus brand, including the GX, the RX, as well as the LX which was remodeled in November 2007. The LX, the GX, the Land Cruiser, the Tundra, the Sequoia, the 4Runner and the Prado sold in the United States are equipped with V-8 engines. Toyota also manufactures the RX model in Canada. Toyota’s pickup truck, the Hilux, has been the best selling model of all Toyota cars sold in Thailand. The RAV4 was remodeled in Japan in November 2005 and in North America in December 2005. In August 2007, Toyota also introduced the Vanguard model in Japan.

Minivans and Cabwagons

Toyota offers several basic models for the global minivan market. Its largest minivan, the Alphard was remodeled in May 2008 in Japan, at the same time that the Vellfire was introduced. Toyota’s other minivan models include the Sienna, which underwent a model change in March 2003 and is sold in North America, the Hiace and Regius Ace, the Estima which was remodeled in January 2006, the Noah and the Voxy, which were remodeled in June 2007. Other models include the Wish, which is sold in Japan, the Sienta, and the Isis.

Trucks and Buses

Toyota’s product line-up includes trucks (including vans) up to a load capacity of four tons and micro-buses, which are sold in Japan and in overseas markets. Trucks and buses are also manufactured and sold by Hino, a subsidiary of Toyota. Hino’s product line-up includes large trucks with a load capacity of over ten tons, medium trucks with a load capacity between four and eight tons, and small trucks with a load capacity of between two and four tons. Hino held the largest share of the Japanese large truck market in fiscal 2008. Hino’s bus line-up includes large to medium buses used primarily as tour buses and public buses, small buses and micro-buses. Toyota and Hino maintain a large share of the small bus (including micro-buses) segment in Japan.

Hybrid Vehicles

The world’s first mass-produced hybrid car was Toyota’s Prius. It runs on an efficient combination of gasoline engine and motor. This system allows the Prius to travel more efficiently than conventional engine vehicles of comparable size and performance on the same amount of gasoline. The hybrid design of the Prius also results in the output of 75% less pollution than the maximum amount allowed by Japanese environmental regulations. Toyota views the Prius as the cornerstone of its emphasis on designing and producing environmentally friendly automobiles. In 2003, Toyota introduced in Japan, the United States, Europe and other markets, a fully remodeled Prius, which decreases negative environmental impact through higher fuel efficiency and ultra-low emissions while increasing power and performance. In March 2005, Toyota introduced the RX400h in North America and Europe and the Harrier Hybrid in Japan. Toyota also introduced the Highlander Hybrid in North America. Toyota introduced the Prius in China in November 2005 and the hybrid version of the Camry in North America in May 2006. Toyota introduced the GS450h, the hybrid version of the Lexus brand premium sedan, in North America, Europe and Japan by March 2006. As of May 2008, Toyota has sold over 1.4 million hybrid vehicle units, including over 1 million vehicle units of the Prius. Furthermore, in May 2007 Toyota introduced the LS600h hybrid sedan in Japan, North America, and Europe, which Toyota believes to offer the highest quality of the Lexus brand to date. Furthermore, in May 2008, Toyota introduced the hybrid version of the Crown which is the signature model of the Toyota brand, in Japan.

Toyota also began limited sales of a fuel cell hybrid vehicle in Japan and the United States in December 2002. In June 2005, Toyota’s new fuel cell hybrid passenger vehicle became the first in Japan to acquire vehicle type certification under the Road Vehicles Act, as amended, on March 31, 2005, by Japan’s Ministry of Land, Infrastructure, Transport and Tourism. Leases for the vehicle began in July 2005. By 2007, Toyota was able to make improvements to start up and cruising distance at temperature below freezing, which were technological challenges. Toyota has made advances by solving technological issues such as the above, and has been working towards the practical use of such solutions.

Toyota aims to continue its efforts to offer a diverse line-up of hybrid vehicles, enhance engine power while improving fuel efficiency, and otherwise work towards increasing the sales of hybrid vehicles.

Product Development

New cars introduced in Japan during fiscal 2008 include the Lexus LS600h, IS F, MarkX Zio, Corolla Rumion, and Vanguard. Remodeled cars in Japan during fiscal 2008 include the Crown, ist, Noah, Voxy, Land Cruiser 200, Premio, Allion, Town Ace, and Lite Ace. New cars introduced outside Japan during fiscal 2008 and thereafter include the LS600h introduced in North America and Europe in May 2007, ScionxD introduced in the United States in June 2007, and the IS F introduced in North America and Europe in July 2007. Remodeled cars sold in the United States during fiscal 2008 and thereafter include the Highlander in May 2007, Land Cruiser 200 in August 2007, LX in November 2007 and Corolla and Matrix in January 2008. Remodeled cars sold in Europe during fiscal 2008 and thereafter include the Land Cruiser 200 in August 2007 and LX in November 2007. The IMV product lineup based on the Innovative International Multi-purpose Vehicle project (IMV) to optimize global manufacturing and supply systems is a lineup of strategic multipurpose vehicles produced from a single platform to meet market demand. Recently, IMV vehicle sales is increasing in emerging countries. The IMV product lineup includes the Hilux Vigo released in Thailand in August 2004, and as of May 31, 2007, one or all of the Hilux, Fortuner and Innova are available in all regions except for Japan and North America.

Markets, Sales and Competition

Toyota’s primary markets are Japan, North America, Europe, Asia and China. The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market for the periods shown. The vehicle unit sales below reflect vehicle sales made by Toyota to unconsolidated entities (recognized as sales under Toyota’s revenue recognition policy), including sales to unconsolidated distributors and dealers. Vehicles sold by Daihatsu and Hino are included in the vehicle unit sales figures set forth below. North America sales information includes sales in Mexico, Puerto Rico and Hawaii.

	Year Ended March 31,
	2004		2005		2006		2007		2008
	Units	%	Units	%	Units	%	Units	%	Units	%
Market
Japan	2,303,078	34.3%	2,381,325	32.1%	2,364,484	29.7%	2,273,152	26.7%	2,188,389	24.6%
North America	2,102,681	31.3	2,271,139	30.7	2,556,050	32.1	2,942,661	34.5	2,958,314	33.2
Europe	898,201	13.4	978,963	13.2	1,022,781	12.8	1,223,628	14.3	1,283,793	14.4
Asia	557,465	8.3	833,507	11.3	880,661	11.0	789,637	9.3	956,509	10.7
Other*	857,938	12.7	943,444	12.7	1,150,587	14.4	1,295,581	15.2	1,526,934	17.1

Total	6,719,363	100.0%	7,408,378	100.0%	7,974,563	100.0%	8,524,659	100.0%	8,913,939	100.0%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

The following table sets forth Toyota’s vehicle unit sales and market share in Japan, North America, Europe and Asia on a retail basis for the periods shown. Each market’s total sales and Toyota’s sales represent new vehicle registrations in the relevant year (except for the Asia market where vehicle registration does not necessarily apply). All information on Japan exclude mini-vehicles. The sales information contained below excludes unit sales by Daihatsu and Hino, each a consolidated subsidiary of Toyota. Vehicle unit sales in Asia do not include sales in Pakistan.

	(Thousands of Units)
	Fiscal Year Ended March 31,
	2004	2005	2006	2007	2008
Japan:
Total market sales (excluding mini-vehicles)	4,030	3,940	3,915	3,590	3,428
Toyota sales (retail basis, excluding mini-vehicles)	1,729	1,755	1,735	1,643	1,564
Toyota market share	42.9%	44.5%	44.3%	45.8%	45.6%

	(Thousands of Units)
	Calendar Year Ended December 31,
	2003	2004	2005	2006	2007
North America:
Total market sales	19,695	20,108	20,353	19,979	19,360
Toyota sales (retail basis, excluding mini-vehicles)	2,072	2,292	2,514	2,840	2,923
Toyota market share	10.5%	11.4%	12.4%	14.2%	15.1%

Europe:
Total market sales	19,649	20,802	21,138	21,799	23,100
Toyota sales (retail basis)	866	962	1,013	1,144	1,261
Toyota market share	4.4%	4.6%	4.8%	5.2%	5.5%

Asia:
Total market sales	4,401	4,824	5,214	5,107	5,463
Toyota sales (retail basis)	554	692	838	750	779
Toyota market share	12.6%	14.3%	16.1%	14.7%	14.3%

Japan

The automobile market in Japan has stagnated due to a combination of various factors. Despite this trend, Toyota believes that Japan continues to be the most important market for Toyota’s automotive products. The

Japanese automotive industry is highly competitive. It includes five major domestic manufacturers, five specialized domestic producers and a growing volume of imports from major United States and European manufacturers. The prolonged economic slump in the Japanese economy has also shifted consumer preference towards more affordable automobiles such as compact and subcompact vehicles and towards utility vehicles such as mini-vans. For more than 40 years, Toyota has maintained its position as the largest automobile manufacturer in Japan. Every year since fiscal 1999, Toyota, excluding Daihatsu and Hino, has achieved a market share (excluding mini-vehicles) of over 40%, reflecting in part the success of the introduction of new models for subcompact and compact cars, mini-vans and sedans. In fiscal 2008, Toyota’s (excluding Daihatsu and Hino) share of the domestic market excluding mini-vehicles was 45.6%, and Toyota’s (including Daihatsu and Hino) share of the market including mini-vehicles was 42.0%. In August 2005, Toyota launched the Lexus brand in Japan and recorded a market share of 19.0% in the luxury market in 2007. Toyota aims to further distinguish the Lexus brand by continuing to attract new and affluent customers including customers that typically had purchased imported vehicles.

North America

Toyota’s consolidated vehicle unit sales in North America was 2,958,314 units in fiscal 2008. The United States is the largest portion of the North American market for Toyota, representing approximately 90% of its total retail unit sales in the region. In 2007, Toyota’s retail unit sales in North America achieved over two million units for the fifth consecutive year, despite the sluggish North American automobile market reflecting the downturn in the economy due to the subprime mortgage crisis. This achievement was lead by the success of new products including fully remodeled products such as the Tundra and the Highlander and fuel-efficient vehicles including the Prius and the Camry Hybrid. Toyota’s market share in the United States was 16.2% in 2007, its largest share ever. Competition in North America, particularly the United States is intense. Toyota’s principal competitors in North America are General Motors, Ford, Chrysler, Honda and Nissan.

Europe

Consolidated European sales of Toyota vehicles in fiscal 2008 was 1,283,793 units, up 4.9% from fiscal 2007. In 2007, Toyota had a market share in Europe of 5.5% and achieved annual retail unit sales of approximately 1,261 thousand vehicles. The growth in European sales is largely attributable to the success of the Aygo, which was launched in June 2005, the Yaris, which was fully remodeled in January 2006 (marketed in Japan as the Vitz), RAV4, also fully remodeled in January 2006, and the Corolla sedan which was fully remodeled in January 2007 as well as the Auris which was launched at around the same time. Toyota’s principal European markets are Germany, the United Kingdom, Italy and France. In Russia, Toyota achieved sales over 160 thousand units for the first time in 2007. Toyota’s principal competitors in Europe are Volkswagen, Opel, Renault, Ford and Peugeot.

Asia and China

Consolidated Asian sales of Toyota vehicles in fiscal 2008 was 956,509 units, up 21.1% from fiscal 2007. In 2007, Toyota had a market share in Asia of 14.3% and achieved annual retail unit sales of approximately 779 thousand vehicles. The growth in Asian sales is attributable to the increase in sales from the recovery of the Indonesian market and the effect of the full model change of the Camry and the Vios. Toyota’s principal Asian markets are Thailand, Indonesia and Taiwan.

In China, where the economy has been expanding at a rate of over 10% per year, vehicle sales increased 20% from 7.1 million in 2006 to 8.5 million in 2007, and the market has been expanding rapidly. In this market, Toyota’s sales was 499 thousand vehicles. In the locally produced passenger vehicle market (total of approximately 5 million units), Toyota’s sales was 453 thousand units for a market share of 8.7%. Guangzhou Toyota Motor Co., Ltd.’s Camry, which commenced sales in June 2006, and Tianjin FAW Toyota Motor Co., Ltd.’s Corolla, which underwent a model change in June 2007, greatly contributed to the sales. As for Toyota’s sales network, Toyota has been expanding the sales network for locally produced vehicles in cooperation with Chinese joint venture partners under Tianjin FAW Toyota Motor Co., Ltd. and Guangzhou Toyota Motor Co., Ltd., and for imported vehicles, Toyota has also been expanding the Lexus brand sales network. Going forward,

Toyota plans to increase sales by expanding the number of dealers and the product lineup for both locally produced and imported vehicles. In addition, as the market in China matures, Toyota plans to promote the so-called “Value Chain” businesses such as used cars, services, financing and insurance.

Production

Toyota and its affiliates produce automobiles and related parts and components through more than 50 manufacturing companies in 27 countries and regions around the world. Toyota’s major manufacturing facilities include plants in Japan, the United States, Canada, the United Kingdom, France, Turkey, Czech Republic, Thailand, China, Taiwan, South Africa, Australia, Argentina and Brazil. Daihatsu brand vehicles are produced at 4 factories in Japan and 6 manufacturing companies in 6 other countries, including Indonesia and Malaysia. Hino produces medium trucks for the North American market in Ontario, Canada and West Virginia, United States. In the United States, Toyota and General Motors Corporation operate a joint venture for the assembly of passenger cars and trucks. For a listing of Toyota’s principal production facilities, see “Information on the Company — Property, Plants and Equipment”.

In recent years, Toyota has increased its production capacity outside Japan. This increase in overseas production capacity is integral to Toyota’s strategy of globalizing operations through localization. In 2007, approximately 61% of Toyota automobiles sold in overseas markets were manufactured in overseas plants by Toyota and its unconsolidated affiliates. In 2007, approximately 57% of Toyota vehicles sold in North America were produced in North America. Of the vehicles sold in Europe in 2007, approximately 64% were produced in Europe. In fiscal 2008, Toyota produced on a consolidated basis approximately 5.1 million vehicles in Japan and approximately 3.4 million vehicles overseas, compared to approximately 5.1 million vehicles in Japan and 3.1 million vehicles overseas in fiscal 2007. In addition, in March 2006, Toyota entered into an agreement with FHI to manufacture, according to Toyota’s production methods and system, approximately 100 thousand units of Camrys for the North American market at FHI’s North American production center, Subaru of Indiana Automotive, Inc., and began production in April 2007. This will enable Toyota to achieve further localization and increase production capacity in North America.

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

	Year Ended March 31,
	2004	2005	2006	2007	2008
Units Produced	6,513,791	7,231,976	7,711,647	8,180,951	8,547,200

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

In order to strengthen manufacturing and promote localization of overseas production, Toyota established the Global Production Center (“GPC”) in July 2003 as a development and training center for global human resources. The GPC is intended to introduce local managers to the Toyota methodology, allowing them to train their subordinates with the local management. GPC develops efficient training systems and formulaic, simplified and easy to understand methodology. One characteristic of the GPC is that managers and supervisors, new hires and experienced workers can all receive common skill training. GPC’s training system involves a pre-training phase where trainees learn basic skills and discover through image training the skills that they must acquire. This is followed by various steps, from basic skill training, elemental task training, to standard task training, which is a sure method of training. The fruits of this training method are reduced training time, higher levels of achievement and the efficiency of training. Since January 2006, Toyota has opened regional GPCs in North America, Europe and Asia. In each region, Toyota commenced courses where trainees from each department are trained by local trainers to become trainers themselves. Since its establishment, GPC had trained approximately 14,000 people in 5 years.

With the aim of enhancing its competitive edge in “self-manufacturing”, Toyota, since 2001, has been developing and implementing the “Simple and user-friendly operation systems & facilities that can be handled by anyone, anywhere”. Toyota is developing its innovative production system, facilities and processing technologies and is currently promoting it at a global level.

Distribution

Toyota’s automotive sales distribution network is the largest in Japan. As of March 31, 2008, this network consisted of 290 dealers employing approximately 40,000 sales personnel and operating more than 4,800 sales and service outlets. Toyota owns 19 of these dealers and the remainder are independent. In addition, at March 31, 2008, Daihatsu’s sales distribution network consisted of 62 dealers employing approximately 5,400 sales personnel and operating approximately 700 sales and service outlets. Daihatsu owns 35 of these dealers and the remainder is independent.

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

Sales of Toyota vehicles in Japan are conducted through four sales channels — “Toyota,” “Toyopet,” “Corolla” and “Netz.” In addition, Toyota introduced the Lexus brand to the Japanese market in August 2005, and currently distributes the Lexus brand vehicles through a network of approximately 164 sales outlets in order to enhance its competitiveness in the domestic luxury automobile market. The following table provides information for each channel as of March 31, 2008.

	Dealers
Channel	Toyota Owned	Independent	Total	Market Focus
Toyota	6	43	49	Luxury channel for Toyota brand vehicles
Toyopet	5	47	52	Leading channel for the medium market
Corolla	4	70	74	Volume retail channel centering on compact models
Netz	4	111	115	Sales channel targeting customers with new values for the 21st century.

Brand			Sales Outlets	Market Focus
Lexus			164	Premium brand

Outside Japan, Toyota vehicles are marketed through approximately 170 distributors in approximately 133 countries. Through these distributors, Toyota maintains networks of dealers. The chart below shows the number of Toyota distributors as of April 2008 by country and region:

Country/Region	Number of Countries	Number of Distributors
North America	3	5
Europe	30	29
Asia	14	10
Central and South America	30	41
Oceania	11	15
Africa	26	49
Middle East	18	17
China	1	4

Daihatsu vehicles are sold through approximately 130 dealers operating approximately 2,300 sales outlets.

Increase Vehicles Functionality and Intelligent Transport Systems

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

•

“Pre-crash Safety System” is a system that perceives the possibility of a crash with obstacles or the car in front by millimeter-wave radar sensor that can precisely detect objects even in bad weather condition. If it is determined to be unavoidable, it proceeds to activate safety devices at an early stage to reduce any damage caused by collisions. Toyota is also developing an advanced system that determines unavoidable collision at an earlier stage with a system using a front camera that better detects objects and a driver monitoring camera that detects facial orientation and the opening and closing of eyes.

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

•

“Night View” is a system that supports the driver’s vision at night. By utilizing infrared rays, pedestrians, vehicles and other objects within and beyond the range of the headlights are displayed clearly and the driver’s range of vision is widened. In addition, Toyota is developing a system that brackets pedestrians in yellow in the Night View screen and prompts attention.

Enhancing Transport Systems. Enhancing transport systems requires addressing various factors that are pertinent not only to cars but also roads, people and public transport systems in order to ensure the smooth and efficient movement of people and vehicles and to build a safe transportation environment. Although the scope of enhancing transport systems is wide, recent advances in information technology and ITS are making it possible to develop various systems that used to be mere concepts, in addition to systems such as the VICS and the ETC (Electronic Toll Collection System) which are already standard in Japan. An example of enhancing transport systems is the following.

•

“Infrastructure Cooperative Driving Support Safety System” is a system developed to decrease the incidence of traffic accidents that are difficult to prevent with only the existing safety equipment. It utilizes communication between the vehicle and the road, the vehicle and other vehicles and the vehicle and pedestrians, providing information to the driver and prompting attention with sound.

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

Financial Services

Toyota’s revenues from its financial services operations were ¥1,498 billion in fiscal 2008, ¥1,301 billion in fiscal 2007 and ¥997 billion in fiscal 2006. The market for automobile financing has grown as more consumers are financing and leasing their purchases, particularly in North America and Europe.

Toyota Financial Services Corporation is Toyota’s wholly-owned subsidiary, established in July 2000, which oversees the management of Toyota’s finance companies worldwide and the expansion into new automobile related product areas. Toyota plans to expand its network of financial services, which currently covers 32 countries and regions, in accordance with its strategy of further developing its auto-related financing businesses in significant markets.

Toyota Motor Credit Corporation is Toyota’s principal financial services subsidiary in the United States. Toyota also provides financial services in 31 other countries and regions through various financial services subsidiaries, including:

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

In fiscal 2006, Toyota established a financial services company in Indonesia through a joint venture with PT Astra International Tbk, and in July 2007, Toyota established the financial services company ZAO Toyota Bank in Russia.

Net finance receivables outstanding for all of Toyota’s dealer and customer financing operations were approximately ¥10.3 trillion at March 31, 2008, representing an increase of approximately 2.7% as compared to the amount outstanding as of March 31, 2007. The majority of Toyota’s financial services are provided in North America. As of March 31, 2008, approximately 61.9% of Toyota’s finance receivables were derived from financing operations in North America, 12.6% from Japan, 13.1% from Europe, 4.0% from Asia and 8.4% from other areas.

Approximately 40% of Toyota’s unit sales in the United States during fiscal year 2008 included a financing or lease arrangement with Toyota. Because a significant portion of Toyota’s finance business relates to sales of Toyota vehicles, lower vehicle unit sales may result in a reduction in the level of Toyota’s finance operations.

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

The following table provides information regarding Toyota’s finance receivables and operating leases as of March 31, 2007 and 2008.

	Yen in millions		US dollars in millions
	March 31,		March 31,
	2007	2008	2008
Finance Receivables
Retail	¥7,005,631	¥6,959,479	$69,463
Finance leases	1,061,738	1,160,401	11,582
Wholesale and other dealer loans	2,342,926	2,604,411	25,995

	10,410,295	10,724,291	107,040
Deferred origination costs	108,076	106,678	1,065
Unearned income	(403,191)	(437,365)	(4,366)
Allowance for credit losses	(112,116)	(117,706)	(1,175)

Total finance receivables, net	10,003,064	10,275,898	102,564
Less – Current portion	(4,108,139)	(4,301,142)	(42,930)

Noncurrent finance receivables, net	¥5,894,925	¥5,974,756	$59,634

Operating Leases
Vehicles	2,783,706	¥2,814,706	$28,094
Equipment	106,663	107,619	1,074

	2,890,369	2,922,325	29,168
Less – Accumulated depreciation	(640,997)	(718,207)	(7,169)

Vehicles and equipment on operating leases, net	¥2,249,372	¥2,204,118	$21,999

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

Toyota currently has voting power of approximately 34.6% in Aioi Insurance Co., Ltd, a leading insurance company in Japan. Toyota continues to use its strong relationship with Aioi to develop attractive consumer insurance products for Toyota’s automotive customers. Abroad, Toyota conducts its finance and insurance business in alliance with Aioi, mainly in European countries and Australia.

Other Financial Services

Toyota Finance Corporation launched its credit card business in April 2001 and began issuing the Lexus credit cards in 2005 when the Lexus brand was introduced in Japan. As of March 31, 2008, Toyota Finance Corporation has over 6.5 million card holders of which approximately 36,000 are Lexus credit card holders. Toyota also established Toyota Financial Services Securities Corporation, a subsidiary of Toyota Financial Services Corporation, which commenced operations in April 2001 to coincide with the launch of the credit card business. Through Toyota Financial Services Securities Corporation, Toyota provides financial services including sales of investment trusts and high grade corporate bonds.

All Other Operations

In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive business activities. Net sales for these activities totaled ¥1,347 billion in fiscal 2008, ¥1,324 billion in fiscal 2007 and ¥1,190 billion in fiscal 2006. Sales to external customers of all other operations represented 2.5% of Toyota’s net revenues for fiscal 2008. Substantially all of Toyota’s revenues from other operations were derived in Japan.

Pre-fabricated Housing

Toyota is also engaged in the manufacture and sale of prefabricated housing. Toyota has adapted the core production systems and methodologies used in its automotive operations to this business. Toyota established its subsidiary Toyota Housing Corporation in April 2003 and has transferred to it the product planning and sales operations. Furthermore, in order to quickly and accurately grasp clients’ needs and plan, develop and sell products on a timely basis, Toyota transferred the product development operation to Toyota Housing Corporation. In March 2005, Toyota, together with two institutional investors, agreed to jointly invest in Misawa Home Holdings, Inc. pursuant to their request to assist its rehabilitation. The investment takes the form of a subscription of equity shares in the total amount of ¥25.8 billion, of which ¥10.4 billion is subscribed by Toyota. Toyota is further coordinating with Misawa in the development, manufacture and sale of housing and to complement one another in terms of sales area and products. Through these activities, Toyota intends to cater to a wide variety of customer needs and to strengthen the housing business of both companies.

Information Technology

Toyota is involved in developing information technology related products and services through joint efforts with certain telecommunication and information services providers. One of its partner corporations in these development efforts is KDDI Corporation, a telecommunications service provider that offers integrated mobile, domestic and international fixed-line telecommunications services. Toyota currently holds an 11.09% of ownership interest in KDDI.

In addition, Toyota established Toyota InfoTechnology Center Co., Ltd., a joint venture among its affiliates and KDDI, in January 2001. Toyota InfoTechnology Center, U.S.A., Inc., a wholly-owned subsidiary of the joint venture, was established in April 2001. This joint venture focuses on research and development of cutting-edge information technologies that address market needs. Toyota believes these technologies will be integral to the further development of information services businesses, including intelligent transport systems such as the infrastructure cooperative road safety system. Toyota holds a 65% interest in the joint venture. Toyota is making efforts to increase sales of on-board ETC units to promote ITS and KDDI’s telecom-related products (particularly its mobile telephone services).

Toyota also operates a Japanese-language website, Gazoo.com. The name “Gazoo” originates from the Japanese word gazo meaning images. Gazoo was established as a membership Internet service linking Toyota, its national dealer network and Gazoo members, and has provided information on new and used Toyota automobiles and related services as well as online shopping capabilities. Currently, in addition to information on Toyota automobiles, Gazoo provides information on automobile companies, at the same time providing information as a membership automobile portal site with an enhanced blog function. To further expand its motor vehicle information service, Toyota launched the G-BOOK telematics service in Japan in fall 2002 by applying information technology that was developed through Internet information communications services and in August 2005, G-Link that is a service exclusive to Lexus was introduced. Toyota also offers the theft detection service, the vehicle tracking service, the operator support service and so on as standard to enhance services aiming to provide safety, security and comfort for G-BOOK and G-Link users in their lifestyle using automobiles. With G-BOOK mX announced in April 2007, Toyota started offering services that allow drivers to use navigation systems more convenient such as “Map-on-Demand” — the world’s first technology for automatically updating map data. Also, Toyota has further strengthened its ties with Gazoo and G-BOOK and has for example allowed map information searched on a blog on Gazoo.com to be used on G-BOOK, further maturing as a comprehensive telematics service. Toyota has also licensed its G-BOOK technology to certain other competitors in Japan.

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

Vehicle Emissions

Japanese Standards

The Air Pollution Law of Japan and the Road Transportation Vehicle Law and the Act Concerning Special Measures for Total Emission Reduction of Nitrogen Oxides and Particulate Matter from Automobiles in Specified Areas regulate vehicle emissions in Japan. In addition, both the Noise Regulation Law and the Road Transportation Vehicle Law provide for noise reduction standards on automobiles in Japan. Toyota’s vehicles manufactured for sale in Japan comply with all Japanese exhaust emission and noise level standards. In addition, pursuant to the Act Concerning the Rational Use of Energy, Toyota is progressing with efforts to attain certification as “ultra low emission vehicles” for the majority of its automobile models under the Ministry of Land, Infrastructure, Transport and Tourism’s Low Emission Vehicle Approval Standard.

U.S. Federal Standards

The federal Clean Air Act directs the Environmental Protection Agency (“EPA”) to establish and enforce air quality standards, including emission control standards on passenger cars, light trucks and heavy vehicles. The EPA decided in February 2000 to adopt more stringent vehicle emission and fuel economy standards applicable to passenger cars and light trucks produced in model years 2004 and beyond. In the standards adopted for model years 2004 and beyond, manufacturers must guarantee that their vehicles meet the requirements for ten years or 120,000 miles, whichever occurs first. Manufacturers are not permitted to sell vehicles in the United States that do not meet the standards. In April 2007, EPA regulations that further restrict emissions from passenger cars and light trucks operating at cold temperatures became effective. The new emissions standards set by these regulations will be phased in from 2010 to 2013. Similar standards that further restrict emissions from heavy vehicles operating at cold temperatures will be phased in from 2012 to 2015.

Furthermore, in April 2007 the U.S. Supreme Court ruled that EPA has the authority to regulate automobile emissions of greenhouse gases. In response to this ruling, the U.S. President ordered EPA to initiate a greenhouse gases rulemaking process. In March 2008, EPA announced plans to begin this rulemaking process.

California Standards

Under the federal Clean Air Act, states are permitted to establish their own vehicle emission control standards if they receive a waiver from EPA. As a result, the California Air Resources Board (“CARB”) established the “Low Emission Vehicle Program” and set emission standards for certain regulated pollutants that were phased in beginning in the 2004 model year. Under these standards most light trucks and passenger cars are required to meet the same emissions standards, which were stricter than the federal standards. As part of the original Low Emission Vehicle Program, the CARB also required that a specified percentage of a manufacturer’s passenger cars and light trucks sold in California for all model years 1998 and after be “zero-emission vehicles” (vehicles producing no emissions of regulated pollutants). The CARB subsequently eliminated the zero-emission vehicles mandate for model years before 2005, and decided to adopt a zero-emission vehicles requirement for model years 2005 and beyond. This zero-emission vehicles requirement also permitted certain advanced technology vehicles such as PHV (Plug-in Hybrid Vehicles), hybrid cars and alternative fuel vehicles that meet “partial zero-emission vehicles requirements” to be granted partial qualification as EV (Electronic Vehicles) or FC (Fuel Cells). Toyota’s battery-powered RAV4 EV compact sport-utility vehicle and the Toyota FCHV qualify as zero-emission vehicles. The 2004 model Prius, which underwent a model change in 2003, and the 2007 Camry Hybrid qualify as partial zero-emission vehicles under the zero-emission vehicles requirement adopted by the CARB. Toyota intends to continue to develop additional advanced technologies and alternative fuel technologies that will allow other vehicles using such technologies to qualify as zero-emission vehicles or partial-zero-emission vehicles.

In July 2002, the California legislature passed legislation that required the CARB to develop and adopt, by the end of 2004, regulations that achieved the maximum feasible reduction in greenhouse gas emissions from vehicles. In September 2004, the CARB adopted regulations that required a 20 to 30 percent reduction of greenhouse gas emissions from passenger vehicles, light trucks and other noncommercial vehicles to be phased in between the 2009 and 2016 model years. However, in December 2007 EPA denied California’s request for a waiver under the Clean Air Act that would have allowed the state to enforce these regulations to control greenhouse gas emissions from motor vehicles. EPA indicated that its denial of California’s request was part of an effort to focus on implementing the stricter CAFE standards, which are discussed below. In January 2008, California and 15 other states brought a lawsuit challenging EPA’s decision to block implementation of the California greenhouse gas emission regulations. In April 2008, the Ninth Circuit Court of Appeals rejected an EPA motion to dismiss this suit. The case is pending.

Other States

The states of New York, Massachusetts, Arizona, Connecticut, Delaware, Illinois, Maine, Maryland, New Jersey, New Mexico, Oregon, Pennsylvania, Rhode Island, Vermont and Washington have either adopted, or plan to adopt, regulations substantially similar to California’s greenhouse gas emissions regulations. These states are intervening in the lawsuit filed by California challenging EPA’s denial of California’s waiver request.

Canadian and Mexican Standards

Canada has established vehicle emission standards equivalent to the federal standards in the United States, including the heightened requirements that will be applicable to passenger cars and light trucks in model years 2004 and beyond. Mexico’s emission control standards are similar to those applicable in the United States after the 1994 model year, however, emission regulations have become tighter for model years 2007 and beyond. Further regulations on emission are scheduled to match the improved fuel property.

European Standards

The European Union adopted a directive that establishes increasingly stringent emissions standards for passenger vehicles and light commercial vehicles in October 1998. Under this directive, the standards adopted beginning with year 2000 require manufacturers to recall any vehicles which fail to meet the standards for five years or 80,000 kilometers, whichever occurs first. Toyota introduced vehicles complying with this directive in 1999. Under further standards adopted in 2005, manufacturers are obligated to meet the more stringent standards for five years or 100,000 kilometers, whichever occurs first. In 2007, the European Parliament adopted more stringent emission standards for passenger vehicles and light commercial vehicles. The effective dates for phasing in these stricter standards are September 1, 2009 (Euro 5) and September 1, 2014 (Euro 6). Euro 5 provides for lower emission levels for gasoline and diesel powered vehicles and also extends the manufacturers’ responsibility for emission performance to 160,000 kilometers. The primary focus of Euro 6 is to limit further emissions of diesel powered vehicles and bring them down to a level equivalent to gasoline powered vehicles.

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

Vehicle Fuel Economy

Japanese Standards

The Act Concerning the Rational Use of Energy (the “Act”) requires automobile manufacturers to improve their vehicles to meet specified fuel economy standards. Toyota has been in compliance with the Act. The Act requires that the actual average fuel economy of cargo vehicles 3.5 tons or more in vehicle weight, passenger vehicles with 11 seats or more and cargo vehicles over 2.5 tons but 3.5 tons or less in vehicle weight, which are designated in Article 75, Paragraph 1 of the Road Transportation Vehicle Law (Law No. 185 of 1951) as type-designated vehicles, comply with the fuel economy standards established thereunder by fiscal 2015, and that the actual average fuel economy of gasoline-fueled passenger vehicles and gasoline-fueled cargo vehicles 2.5 tons or less in vehicle weight for each class based on vehicle weight proposed by each manufacturer complies with the fuel economy standards established thereunder by fiscal 2010. Toyota is promoting the improvement of its vehicles in order to achieve compliance with these standards. Furthermore, Japan has signed the United Nations Framework Convention on Climate Change and has agreed to take steps to restrain the emission of “greenhouse gases”. Japan ratified the Kyoto Protocol in June 2002, which became effective in February 2005. This protocol requires Japan to reduce its carbon dioxide emissions by 6% during the years 2008 to 2012 as measured from the 1990 base year.

U.S. Standards

The Federal Motor Vehicle Information and Cost Savings Act requires automobile manufacturers to comply with Corporate Average Fuel Economy standards, commonly referred to as the CAFE standards. Under this law, limits are imposed on the amount of regulated pollutants that may be emitted by new motor vehicles in the United States. A manufacturer is subject to substantial civil penalties if, in any model year, its vehicles do not meet the CAFE standards. Manufacturers that exceed the CAFE standards earn credits determined by the difference between the average fuel economy performance of their vehicles and the CAFE standards. Credits earned for the three model years preceding the current model year, and credits projected to be earned for the next three model years, can be used to meet CAFE standards in a current model year. However, credits earned in respect to passenger cars may not be used for light trucks. Similarly, credits earned in respect to light trucks may not be used for passenger cars. Passenger cars are further divided into the two categories “Domestic” and “Import.” Credits earned in one category may be not applied toward the other category.

In April 2006, the National Highway Traffic Safety Administration established CAFE standards applicable to light trucks for model year 2008 and beyond. These CAFE standards aimed to shift the framework from one that used to be advantageous only to compact car manufacturers to one that is fair to full line manufacturers. The requirements were changed so that the CAFE standards are now determined by a sales rate based on vehicle size (measured by the area of the wheel and wheel base) for each manufacturer. In model year 2011, truck CAFE standards will begin to apply to heavier SUVs, vans and other heavier passenger vehicles.

Concern over the impact of carbon dioxide emissions on global warming has drawn attention to the need for reducing the use of fossil fuels, in part by increasing vehicle fuel economy. In order to effectuate a more stringent CAFE standard, the federal government enacted a law in December 2007 that raises the CAFE standard to 35 miles per gallon by 2020 on average for passenger cars and light trucks. Currently, the CAFE standard is 27.5 miles per gallon for cars and just over 22 miles per gallon for light trucks. In response to this new law, the National Highway Traffic Safety Administration in April 2008 proposed the CAFE standards for model years 2011 through 2015. Under the proposed rules, the same method currently used in determining the applicable CAFE standard for light trucks for model years 2008 and beyond will be used for passenger cars. This method uses sales by vehicle size (wheelbase and track width) of each car manufacturer to determine the applicable CAFE standard. The proposed rule provides flexibility by increasing from three to five the number of years that car manufacturers can carry forward credits earned for exceeding CAFE standards, and allowing manufacturers to transfer the credits from one of their classes of vehicles to another. Furthermore, the CAFE standards for both passenger vehicles and light trucks will increase by 4.5 percent per year for model years 2011 through 2015. Toyota strives to meet the CAFE standards by further developing fuel-efficient technology, alternative fuel technology and other advanced technology.

In addition, the Energy Tax Act of 1978 imposes a “gas guzzler” tax on automobiles with a fuel economy rating below specified levels.

European Standards

The European Union has signed the Kyoto Protocol and agreed to reduce carbon dioxide emissions by 8% during the years 2008 to 2012, as measured from the 1990 base year. In early 1999, the European Commission and the European Automotive Manufacturers Association (ACEA) agreed on a voluntary engagement which establishes an average emissions target of 140 grams of carbon dioxide per kilometer for new cars sold in the European Union. The Japan Automobile Manufacturers Association and the Korean Automobile Manufacturers Association have also agreed on a voluntary engagement, similar to that entered into by the European Commission, with the year 2009 as a target year. In December 2007, the European Commission issued a proposal to further regulate vehicle carbon dioxide from 2012 at a fleet average of 130 grams of carbon dioxide per kilometer, using a sliding scale based on vehicle weight. This provides different targets for each manufacturer based on their respective fleets of vehicles, weight and carbon dioxide output. For manufacturers failing to meet their targets, a penalty system is proposed of €20 per each gram of carbon dioxide per kilometer shortfall in 2012, rising to €95 in 2015. Manufacturers would be permitted to use pooling agreements to share the compliance burden. This proposal is likely to be finalized by the European Parliament in 2008 or 2009.

The European Commission is also considering setting binding carbon targets for vans not registered as passenger cars or so-called “N-1 vehicles.” The European Commission has also proposed a review of labeling rules as well as a voluntary “code of practice” on car marketing and advertising in order to raise consumer awareness. Some European Union member states have begun to revise their car tax laws to take into account carbon dioxide emission levels. This trend is expected to continue.

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

The Transportation Recall Enhancement, Accountability and Documentation Act was enacted in the United States on November 1, 2000. This Act required the National Highway Traffic Safety Administration to regulate the dynamic rollover standards and to upgrade federal motor vehicle safety standards relating to tires. It also required the National Highway Traffic Safety Administration to enhance its authority to gather information potentially relating to motor vehicle defects. This Act substantially increases the National Highway Traffic Safety Administration’s authority to impose civil penalties for noncompliance with regulatory requirements and specifies possible criminal penalties for violations of the federal Fraud and False Statements Act. Under this Act, the National Highway Traffic Safety Administration expanded its New Car Assessment Program to implement consumer information programs for vehicle rollover resistance and child restraints and adopted extensive early warning defect reporting requirement in 2002, and strengthened regulations regarding tire-pressure monitoring systems in 2005.

Legislation on transportation budget plan promoting a safe and efficient vehicle safety program for drivers, the Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users (SAFETEA-LU) was passed in August 2005. The legislation requires the National Highway Traffic Safety Administration to propose and issue standards to reduce rollover accidents (by October 1, 2006), to complete the creation of standards for reduction of vehicle passenger release from cars at the time of rollover accidents (by October 1, 2009), to upgrade door lock standards (within 30 months after the passage of the bill), to complete the upgrade of roof crash standards (proposal for the standard should be made by December 31, 2005 and the final standard should be decided by July 1, 2008), to decide on the standard on side impact for the improvement of protection performance of vehicle passengers in all seats location (by July 1, 2008), to review a seat belt wearing technology and to complete a study including proposal for improving the rate of seat belt usage (by July 1, 2008), to establish standards to display New Car Assessment Program rating to new cars label (applied on or after September 1, 2007), and to complete the upgrade of the standard for power windows that will require pulling up switches (by April 1, 2007). Some actions have already been taken in response to the above requirements.

In February 2008, legislation to prevent non-traffic related injuries to young children caused by vehicles, the “Cameron Gulbransen Kids Transportation Safety Act”, was passed. The legislation requires the National Highway Traffic Safety Administration to make rules to ensure safety on all passenger vehicles, including the following: (1) to begin rulemaking to require features that will prevent children from getting caught in power windows (by August 28, 2009) and decide on the standard or on the discontinuance of the rulemaking (by August 30, 2010); (2) to begin rulemaking to require rearward visibility to prevent children from being struck by backing vehicle (by March 2, 2009) and decide on the standard (by February 28, 2011); and (3) to require placing vehicle service breaks on or after September 1, 2010.

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

European, Canadian and Other Standards

In Europe, following the White Paper “European transport policy for 2010: time to decide” adopted in 2001, which declares targeting to halve the number of deaths caused by road accidents by 2010, various groups in different fields are currently conducting research and analyses. In addition, the “Road Safety Action Programme” adopted by the European Commission in 2003 envisions the reduction in deaths from road accidents by utilizing technological advancement relating to the improvement in vehicle safety. The White Paper and the Action Programme aim to promote the introduction of safety features such as automatic cruise control, speed alert system, intelligent speed limitation devices, alcohol lock, whiplash prevention, collision prevention, universal child restraints system (CRS) and seat belt reminders.

The European Commission and the ACEA have established CARS 21, High Level Group that aims to strengthen the competitiveness of the European automotive industry, and examined the recommendations with the legal framework of a decade later in mind. The CARS 21 final report issued at the end of 2005 contains recommendations relating to the simplification of legislation and road safety, among other issues, and indicates a

Ten Year Roadmap. In addition, in February 2007, the European Commission issued a communication regarding the CARS 21 Final Report, in which concrete action plans for future legislation were announced. The plans called to make it mandatory for all passenger vehicles to be equipped with ISOFIX CRS by 2009. The plans further contemplated making it mandatory for cars to be equipped with Daytime Running Lights (“DRL”), Electric Stability Control, Seatbelt Reminder and Tire Pressure Monitoring System. And finally, the plans mentioned the need for further consideration of the regulation pertaining to roll-resistant tires, the revision of phase-two of the pedestrian protection and the technological feasibility of automatic collision mitigation braking system. In October 2007, the European Commission proposed such new requirements for enhanced (phase 2) pedestrian protection. Thereafter, in May 2008, the European Commission proposed to require new cars from 2012 to have electronic stability control systems, low rolling resistance tires and tire pressure monitoring systems. Heavy vehicles are proposed to have advance emergency braking and lane departure warning systems from 2013. The Commission further proposed to repeal more than 150 existing European Union directives and to replace them with a single regulation aimed to incorporate United Nations standards.

Vehicle safety regulations in Canada are similar to those in the United States. Among the ASEAN countries, in 2006, Thailand and Malaysia acceded to the 1958 agreement of UN regarding safety regulations and both countries plan to develop a legal system in order to incorporate ECE Regulations into domestic laws. Vietnam, Singapore, Indonesia and the Philippines will soon follow suit by acceding to the 1958 agreement, thereby ASEAN country will require to comply with the ECE Regulations. Countries in South America regulations and the Middle East have also adopted automobile safety regulations, with South America generally following standards set by the UN, ECE or the U.S., and the Middle East basing their domestic laws primarily on international regulations or legal standards.

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

In February 2003, the Soil Contamination Countermeasures Law became effective in Japan. The Soil Contamination Countermeasures Law stipulates the contamination testing and removal measures that are required when property of former factory or place of business on which prohibited hazardous materials were used are converted to residential areas or other public use. In addition, the Law on Recycling of End-of-Life Vehicles was promulgated in July 2002. Under the Law on Recycling of End-of-Life Vehicles, vehicle manufacturers are required to take back and recycle certain materials of end-of-life vehicles and the provisions concerning such obligations of vehicle manufacturers became effective in January 2005. Toyota has coordinated with relevant parties to establish a vehicle take-back and recycle system throughout Japan. As a result, in fiscal 2007, Toyota achieved a recycling rate of 76% for Automobile Shredder Residue (the legal requirement being 30%) and 94% for air bags (the legal requirement being 85%) and reached the targets set forth in this law.

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

•	automotive manufacturers may not use certain hazardous materials in vehicles sold after July 1, 2003;

•

certified vehicles models sold after December 15, 2008, shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or re-use as material or energy to a minimum of 95% by weight per vehicle; and

•	end-of-life vehicles must meet actual re-use and/or recycling of 80% and re-use and/or recovery of 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015.

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

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2008. The amount of estimated liability may change depending on the legislation that will be enacted and subject to other circumstances. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

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

The following table provides information for Toyota’s principal research and development facilities.

Facility	Principal Activity
Japan

Toyota Technical Center	Planning, design, vehicle evaluation, development of prototypes

Tokyo Design Research & Laboratory	Design research and development of advanced styling designs

Higashi-Fuji Technical Center	Research and advanced development on powertrains, materials, electronic parts and other matters

Shibetsu Proving Ground	Vehicle testing and evaluation

Tokyo Development Center	Advanced technology development of electronics

United States

Toyota Motor Engineering and Manufacturing North America, Inc.	Development of the upper body part for a portion of North American manufactured vehicles, adapting vehicles sold in North America to the market, advanced technology research, external affairs for legal and regulatory affairs, certification

Facility	Principal Activity
Calty Design Research, Inc.	Design development, model production and design research

Toyota Research Institute of North America (TRI-NA)	Advanced research relating to “energy and environment”, “safety” and “mobility infrastructure”

Europe

Toyota Motor Europe NV/SA	Development of the upper body part for a portion of European manufactured vehicles, adapting vehicles sold in Europe to the market, advanced technology research, external affairs for legal and regulatory affairs, certification

Toyota Europe Design Development S.A.R.L.	Design development, model production and design survey

Toyota Motorsport GmbH	Development of Formula One race cars

Asia Pacific

Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Design, development and evaluation of portions of vehicles that are exclusively sold in Australia and Asia

Toyota Technical Center Asia Pacific Australia PTY, Ltd	Design of portions of vehicles that are exclusively sold in Australia and Asia

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

Components and Parts, Raw Materials and Sources of Supply

Toyota purchases parts, components, raw materials, equipment and other supplies from several competing suppliers located around the world. Toyota works closely with its suppliers to obtain the best supplies. Toyota believes that this policy encourages technological innovation, cost reduction and other competitive measures. No single supplier accounted for more than 5% of Toyota’s consolidated purchases of raw materials, parts and equipment during fiscal 2008, except for Denso Corporation, an affiliate of Toyota, which supplied approximately 10% of Toyota’s purchases during fiscal 2008. Toyota plans to continue purchases based on the same principle and does not anticipate any difficulty in obtaining supplies in the foreseeable future.

Toyota has seen a rapid increase in its level of production, with more than 50 overseas operations in 27 countries and regions as of March 31, 2008. Consequently, the distribution network has become increasingly more complex, with procurement of parts and components being carried out not only locally in the country of the production site but also from third-countries. In order to realize timely and efficient distribution at the same time as keeping total costs at a minimum, Toyota is promoting efforts to optimize each stage of the supply-chain. To this end, Toyota has developed a standardized system of global distribution and is supporting the operation of the system at each production base. The use of the global distribution system has enabled Toyota to strive to keep up with the rapid production growth, and to procure parts and components to meet production of any type of models at changing levels of production in a timely manner. These varying efforts, combined together, have led to maximized customer satisfaction, as well as to building a good working relationship with Toyota’s suppliers.

The recent market condition and market price of some raw materials such as steel has shown an upward tendency. In response to the increase, Toyota is making efforts, such as reducing the amount of materials used, in order to lower its costs.

Toyota’s ability to continue to obtain supplies in an efficient manner is subject to a number of factors, some of which are not in Toyota’s control. These factors include the ability of its suppliers to provide a continued source of supplies and the effect on Toyota of competition by other users in obtaining the supplies.

Intellectual Property

Toyota holds numerous Japanese and foreign patents, trademark, design patents and some utility model registrations. It also has a number of applications pending for Japanese and foreign patents. While Toyota considers all of its intellectual property to be important, it does not consider any one or group of patents, trademarks, design patents or utility model registrations to be so important that their expiration or termination would materially affect Toyota’s business.

Capital Expenditures and Divestitures

Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2005 and March 31, 2008, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (billions of yen)	Location	Method of Financing
Investment primarily in manufacturing facilities to undertake model changes by Toyota Motor Corporation	1,269.7	Japan	Internal funds

Investment primarily in new technology and products by Toyota Motor Kyushu, Inc.	175.1	Japan	Internal funds

Investment primarily in new technology and products by Daihatsu Motor Co., Ltd.	140.3	Japan	Internal funds

Investment primarily in new technology and products by Toyota Auto Body Co., Ltd.	118.3	Japan	Internal funds

Investment primarily in new technology and products by Hino Motors, Ltd.	108.6	Japan	Internal funds

Investment primarily in new technology and products by Kanto Auto Works, Ltd.	84.0	Japan	Internal funds

Investment primarily in new technology and products by Toyota Motor Hokkaido, Inc.	69.5	Japan	Internal funds

Investment to promote localization by Toyota Motor Thailand Co., Ltd.	155.5	Thailand	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Texas, Inc.	137.6	United States	Internal funds

Investment to promote localization by Toyota Motor Manufacturing Canada Inc.	127.8	Canada	Internal funds

Investment to promote localization by Toyota Motor Europe NV/ SA	100.1	Belgium	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Indiana, Inc.	97.7	United States	Internal funds

Description of Activity	Total Cost (billions of yen)	Location	Method of Financing
Investment to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	95.4	United States	Internal funds

Investment to promote localization by Toyota South Africa Motors (Pty) Ltd.	93.1	South Africa	Internal funds

Investment to promote localization by Toyota Motor Manufacturing (UK) Ltd.	69.1	United Kingdom	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, West Virginia, Inc.	65.8	United States	Internal funds

Investment to promote localization by Toyota Motor Corporation Australia Ltd.	61.6	Australia	Internal funds

Investment primarily in leased automobiles by Toyota Motor Credit Corporation	3,001.6	United States	Internal funds and borrowings

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2008 and March 2009, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (billions of yen)	Location	Method of Financing
Investment primarily in manufacturing facilities by Toyota Motor Corporation	448.6	Japan	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing Canada Inc.	103.4	Canada	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Europe NV/ SA	62.0	Belgium	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Kyushu, Inc.	56.0	Japan	Internal funds

Investment primarily in manufacturing facilities by Hino Motors, Ltd.	51.3	Japan	Internal funds

Investment primarily in manufacturing facilities by Daihatsu Motor Co., Ltd.	47.0	Japan	Internal funds

Set forth below is additional information with respect to Toyota’s material plans to construct, expand or improve its facilities, presented on a “by facility” basis.

Second Canada Plant. Toyota is constructing a new plant in Woodstock, Ontario, with an annual production capacity of 150 thousand units. In order to meet the demand in the SUV market in North America, the plant is scheduled to produce RAV4 in 2008. The total cost of this plant is expected to be approximately 1.4 billion Canadian dollars.

Mississippi Plant. In February 2007, Toyota announced the construction of an automobile manufacturing plant in Mississippi, which will be its eighth plant in North America. The plant is expected to produce the Highlander SUV with an annual production capacity of 120 thousand units. The total cost of the plant is approximately $1.3 billion and it is expected to commence production in 2010.

Tohoku Region Plant. Toyota decided to build an engine plant in Kurokawa, Miyagi Prefecture, Japan. The new plant is scheduled to commence operation at the end of 2010 and is expected to have a production capacity of approximately 200 thousand gasoline engines per year in the beginning and is expected to increase to approximately 400 thousand gasoline engines per year . The total cost of the plant is approximately ¥50.0 billion with approximately 500 new employees.

Second India Plant. In April 2008, Toyota decided to construct a second vehicle plant in India. This plant is expected to produce the Corolla with an annual production capacity of 100 thousand units and in addition, it is expected to produce passenger cars including compact cars. The total cost of the plant is approximately ¥35 billion and it is expected to commence production in 2010.

Increase in Production Capacity at Guangzhou Plant. Guangzhou Toyota Motor Co., Ltd., Toyota’s joint venture for production with Guangzhou Automobile Group Co., Ltd., decided to build a second production line to commence production from mid 2009. The second production line is planned to manufacture the Camry and have production capacity of 120 thousand units in the beginning and is expected to increase to 200 thousand units in the future. The total additional cost of the second production line is approximately $380 million.

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

Seasonality

Toyota has historically experienced slight seasonal fluctuations in unit sales. For each of the past three fiscal years, Toyota’s unit sales levels have been highest in March of each year, with approximately 10% to 11% of annual unit sales generated during that month, and for each of the remaining months, its unit sales have generated approximately 7% to 9% of its annual unit sales.

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

4.C ORGANIZATIONAL STRUCTURE

As of March 31, 2008, Toyota Motor Corporation had 292 Japanese subsidiaries and 238 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
Toyota Financial Services Corporation	Japan	100.00	100.00
Hino Motors, Ltd.	Japan	50.21	50.44
Toyota Motor Kyushu, Inc.	Japan	100.00	100.00
Daihatsu Motor Co., Ltd.	Japan	51.36	51.66
Toyota Finance Corporation	Japan	100.00	100.00
Toyota Auto Body Co., Ltd.	Japan	56.28	56.31
Kanto Auto Works, Ltd.	Japan	50.47	50.79
Toyota Motor Engineering & Manufacturing North America, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00	100.00
Toyota Motor North America, Inc.	United States	100.00	100.00
Toyota Motor Credit Corporation	United States	100.00	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Texas, Inc.	United States	100.00	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00	100.00
Toyota Motor Manufacturing Canada Inc.	Canada	100.00	100.00
Toyota Credit Canada Inc.	Canada	100.00	100.00
Toyota Motor Europe NV/SA	Belgium	100.00	100.00
Toyota Motor Manufacturing France S.A.S.	France	100.00	100.00
Toyota Motor Italia S.p.A.	Italy	100.00	100.00
Toyota Kreditbank GmbH	Germany	100.00	100.00
Toyota España, S.L.	Spain	100.00	100.00
Toyota Deutschland GmbH	Germany	100.00	100.00
Toyota France S.A.S.	France	100.00	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00	100.00
Toyota Motor Manufacturing (UK) Ltd.	United Kingdom	100.00	100.00
Toyota (GB) PLC	United Kingdom	100.00	100.00
OOO “TOYOTA MOTOR”	Russia	100.00	100.00
Toyota Motor Manufacturing Turkey Inc.	Turkey	90.00	90.00
P.T. Toyota Motor Manufacturing Indonesia	Indonesia	95.00	95.00
Toyota Motor Asia Pacific Pte Ltd.	Singapore	100.00	100.00
Toyota Motor Thailand Co., Ltd.	Thailand	86.43	86.43
Toyota Leasing (Thailand) Co., Ltd.	Thailand	79.17	79.17
Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Thailand	100.00	100.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00	100.00
Toyota Finance Australia Ltd.	Australia	100.00	100.00
Toyota do Brasil Ltda.	Brazil	100.00	100.00
Toyota South Africa Motors (Pty) Ltd.	South Africa	100.00	100.00

4.D PROPERTY, PLANTS AND EQUIPMENT

As of March 31, 2008, Toyota and its affiliates produce automobiles and related components through more than 50 manufacturing organizations in 27 countries and regions around the world. The facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Czech Republic, Thailand, China, Taiwan, South Africa, Australia, Argentina and Brazil.

In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

The following table sets forth information, as of March 31, 2008, with respect to Toyota’s principal facilities and organizations, all of which are owned by Toyota Motor Corporation or its subsidiaries. However, small portions, all under approximately 20%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Floor Space (thousand square meters)	Principal Products or Functions
Japan

Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	1,300	Research and Development
Tahara Plant	Tahara City, Aichi Pref.	1,170	Automobiles
Motomachi Plant	Toyota City, Aichi Pref.	860	Automobiles
Takaoka Plant	Toyota City, Aichi Pref.	720	Automobiles
Tsutsumi Plant	Toyota City, Aichi Pref.	620	Automobiles
Kamigo Plant	Toyota City, Aichi Pref.	570	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	510	Automobiles
Kinu-ura Plant	Hekinan City, Aichi Pref.	390	Automobile parts
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref.	300	Research and Development
Nagoya Office	Nagoya City, Aichi Pref.	50	Office
Daihatsu Motor Co., Ltd.	Ikeda City, Osaka, etc.	1,030	Automobiles
Toyota Auto Body Co., Ltd.	Kariya City, Aichi Pref., etc.	1,000	Automobiles
Hino Motors, Ltd.	Hino City, Tokyo, etc.	950	Automobiles
Toyota Motor Kyushu, Inc.	Miyawaka City, Fukuoka Pref., etc.	620	Automobiles
Kanto Auto Works, Ltd.	Susono City, Shizuoka Pref., etc.	370	Automobiles

Outside Japan

Toyota Motor Thailand Co., Ltd.	Samut Prakan, Thailand	2,370	Automobiles
Toyota Motor Sales, U.S.A., Inc.	California, U.S.A.	860	Sales facilities
Toyota Motor Manufacturing Canada Inc.	Ontario, Canada	540	Automobiles
Toyota Motor Corporation Australia Ltd.	Victoria, Australia	230	Automobiles
Toyota Motor Manufacturing, Texas, Inc.	Texas, U.S.A.	210	Automobiles

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

As of March 31, 2008, property, plant and equipment having a net book value of approximately ¥90,436 million was pledged as collateral securing indebtedness incurred by Toyota Motor Corporation’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.

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

Overview

The business segments of Toyota include automotive operations, financial services operations and all other operations. Automotive operations is Toyota’s most significant business segment, accounting for 89% of Toyota’s total revenues before the elimination of intersegment revenues and 95% of Toyota’s total operating income before the elimination of intersegment revenues and costs for fiscal 2008. The operating income from automotive operations as a percentage of total operating income increased by 4% compared with fiscal 2007 due to an increase in operating income from automotive operations. Toyota’s primary markets based on vehicle unit sales for fiscal 2008 were: Japan (25%), North America (33%), Europe (14%) and Asia (11%).

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

	(Thousands of Units)
	Year Ended March 31,
	2006	2007	2008
Japan	2,364	2,273	2,188
North America	2,556	2,942	2,958
Europe	1,023	1,224	1,284
Asia	880	789	956
Other*	1,151	1,296	1,527

Overseas total	5,610	6,251	6,725

Total	7,974	8,524	8,913

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

Toyota’s consolidated unit sales in Japan decreased during fiscal 2007 and 2008 as compared to each of the respective prior years reflecting a decline in the overall domestic market. During fiscal 2008, however, Toyota’s market share (including Daihatsu and Hino) including mini-vehicles representing a record high, and Toyota and Lexus’ market share excluding mini-vehicles remained at a high level close to prior fiscal year reflecting the sales efforts of domestic dealers. Overseas vehicle unit sales increased during fiscal 2007 and 2008. During fiscal 2007, vehicle unit sales increased in North America and Europe due to extensive product offerings that catered to regional needs but decreased in Asia due to a decline in certain countries’ markets, such as Indonesia and Taiwan. During fiscal 2008, vehicle unit sales increased in North America, Europe, Asia, and Other reflecting the expansion of production sites, the introduction of vehicle models that effectively meet customer needs and the implementation of various sales measures.

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

The profitability of Toyota’s automotive operations is affected by many factors. These factors include:

•	vehicle unit sales volumes,

•	the mix of vehicle models and options sold,

•	the level of parts and service sales,

•	the levels of price discounts and other sales incentives and marketing costs,

•	the cost of customer warranty claims and other customer satisfaction actions,

•	the cost of research and development and other fixed costs,

•	high prices of raw materials,

•	the ability to control costs,

•	the efficient use of production capacity, and

•	changes in the value of the Japanese yen and other currencies in which Toyota does business.

Changes in laws, regulations, policies and other governmental actions can also materially impact the profitability of Toyota’s automotive operations. These laws, regulations and policies include those attributed to environmental matters and vehicle safety, fuel economy and emissions that can add significantly to the cost of vehicles. The European Union has enforced a directive that requires manufacturers to be financially responsible for taking back end-of-life vehicles and to take measures to ensure that adequate used vehicle disposal facilities are established and those hazardous materials and recyclable parts are removed from vehicles prior to scrapping. Please see “— Legislation Regarding End-of-Life Vehicles,” “Information on the Company — Business Overview — Governmental Regulation, Environmental and Safety Standards” and note 23 to the consolidated financial statements for a more detailed discussion of these laws, regulations and policies.

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

Toyota’s financial assets increased during fiscal 2008 from the continued expansion of its financial services operations.

The following table provides information regarding Toyota’s finance receivables and operating leases as of March 31, 2007 and 2008.

	Yen in millions
	March 31,
	2007	2008
Finance Receivables
Retail	¥7,005,631	¥6,959,479
Finance leases	1,061,738	1,160,401
Wholesale and other dealer loans	2,342,926	2,604,411

	10,410,295	10,724,291
Deferred origination costs	108,076	106,678
Unearned income	(403,191)	(437,365)
Allowance for credit losses	(112,116)	(117,706)

Total finance receivables, net	10,003,064	10,275,898
Less — Current portion	(4,108,139)	(4,301,142)

Noncurrent finance receivables, net	¥5,894,925	¥5,974,756

Operating Leases
Vehicles	¥2,783,706	¥2,814,706
Equipment	106,663	107,619

	2,890,369	2,922,325
Less — Accumulated depreciation	(640,997)	(718,207)

Vehicles and equipment on operating leases, net	¥2,249,372	¥2,204,118

Toyota continues to originate leases to finance new Toyota vehicles. These leasing activities are subject to residual value risk. Residual value risk could arise when the lessee of a vehicle does not exercise the option to purchase the vehicle at the end of the lease term. See discussion in the Critical Accounting Estimates section regarding “Investment in Operating Leases” and note 2 to the consolidated financial statements regarding the allowance for residual value losses.

Toyota primarily enters into interest rate swap agreements and cross currency interest rate swap agreements to convert its fixed-rate debt to variable-rate functional currency debt. A portion of the derivative instruments are entered into to hedge interest rate risk from an economic perspective and are not designated to specific assets or liabilities on Toyota’s consolidated balance sheet and accordingly, unrealized gains or losses related to derivatives that are not designated are recognized currently in operations. See discussion in the Critical Accounting Estimates section regarding “Derivatives and Other Contracts at Fair Value”, further discussion in the Market Risk Disclosures section and note 20 to the consolidated financial statements.

In addition, aggregated funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs increased during fiscal 2007 as a result of higher interest rates and an increase in borrowings, primarily in the United States. Funding costs increased during fiscal 2008 as a result of an increase in borrowings.

Toyota launched its credit card business in Japan at the beginning of fiscal 2002. As of March 31, 2007, Toyota had 6.1 million cardholders, an increase of 0.7 million cardholders compared with March 31, 2006, and as of March 31, 2008, Toyota had 6.6 million cardholders, an increase of 0.5 million cardholders compared with March 31, 2007. Corresponding to the increase in cardholders, the credit card receivables at March 31, 2007 increased by ¥30.0 billion from March 31, 2006 to ¥201.2 billion. The credit card receivables at March 31, 2008 increased by ¥24.5 billion from March 31, 2007 to ¥225.7 billion.

Other Business Operations

Toyota’s other business operations consist of housing, including the manufacture and sale of prefabricated homes; information technology related businesses, including information technology and telecommunications, intelligent transport systems, GAZOO; others.

Toyota does not expect its other business operations to materially contribute to Toyota’s consolidated results of operations.

Currency Fluctuations

Toyota is sensitive to fluctuations in foreign currency exchange rates. In addition to the Japanese yen, Toyota is principally exposed to fluctuations in the value of the U.S. dollar and the euro and, to a lesser extent, the Australian dollar, the Canadian dollar and the British pound. Toyota’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk.

Translation risk is the risk that Toyota’s consolidated financial statements for a particular period or for a particular date will be affected by changes in the prevailing exchange rates of the currencies in those countries in which Toyota does business compared with the Japanese yen. Even though the fluctuations of currency exchange rates to the Japanese yen can be substantial, and, therefore, significantly impact comparisons with prior periods and among the various geographic markets, the translation risk is a reporting consideration and does not reflect Toyota’s underlying results of operations. Toyota does not hedge against translation risk.

Transaction risk is the risk that the currency structure of Toyota’s costs and liabilities will deviate from the currency structure of sales proceeds and assets. Transaction risk relates primarily to sales proceeds from Toyota’s non-domestic operations from vehicles produced in Japan.

Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles. In calendar 2006 and 2007, Toyota produced 61.1% and 61.4% of Toyota’s non-domestic sales outside Japan, respectively. In North America, 54.7% and 57.2% of vehicles sold in calendar 2006 and 2007 were produced locally, respectively. In Europe, 70.7% and 64.0% of vehicles sold in calendar 2006 and 2007 were produced locally, respectively. Localizing production enables Toyota to locally purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.

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

Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income. A strengthening of the Japanese yen against other currencies has the opposite effect. The Japanese yen, during fiscal 2007, was on average weaker and the Japanese yen, at the end of fiscal 2007, was also weaker, against the U.S. dollar and the euro in comparison to the prior fiscal year. The Japanese yen, during fiscal 2008, was on average stronger against the U.S. dollar in comparison to the prior fiscal year and the Japanese yen, at the end of fiscal 2008, was stronger against the U.S. dollar in comparison to the end of the prior fiscal year. The Japanese yen, during fiscal 2008, was on average weaker against the euro in comparison to the prior fiscal year. The Japanese yen, at the end of fiscal 2008, was also weaker against the euro in comparison to the end of the prior fiscal year. See further discussion in the Market Risk Disclosures section regarding “Foreign Currency Exchange Rate Risk”.

During fiscal 2007 and 2008, the average value of the Japanese yen fluctuated against the major currencies including the U.S. dollar and the euro compared with the average value of the previous fiscal year, respectively. The operating results excluding the impact of currency fluctuations described in the “Results of Operations —Fiscal 2008 Compared with Fiscal 2007” and the “Results of Operations — Fiscal 2007 Compared with Fiscal 2006,” show results of net revenues obtained by applying the Japanese yen’s average exchange rate in the previous fiscal year to the local currency-denominated net revenues for fiscal 2007 and 2008, respectively, as if the value of the Japanese yen had remained constant for the comparable periods. Results excluding the impact of currency fluctuations year-on-year are not on the same basis as Toyota’s consolidated financial statements and do not conform with U.S. GAAP. Furthermore, Toyota does not believe that these measures are a substitute for U.S. GAAP measures. However, Toyota believes that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

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

	Yen in millions
	For the years ended March 31,
	2006	2007	2008
Japan	¥7,735,109	¥8,152,884	¥8,418,620
North America	7,455,818	8,771,495	9,248,950
Europe	2,574,014	3,346,013	3,802,814
Asia	1,836,855	1,969,957	2,790,987
Other*	1,435,113	1,707,742	2,027,869

*	“Other” consists of Central and South America, Oceania, Africa.

Results of Operations — Fiscal 2008 Compared with Fiscal 2007

Net Revenues

Toyota had net revenues for fiscal 2008 of ¥26,289.2 billion, an increase of ¥2,341.2 billion, or 9.8%, compared with the prior year. This increase principally reflects the impact of increased vehicle unit sales, increased financings operations, increased parts sales and the favorable impact of fluctuations in foreign currency translation rates during fiscal 2008. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues would have been approximately ¥26,011.5 billion during fiscal 2008, an 8.6% increase compared with the prior year. Toyota’s net revenues include net revenues from sales of products that increased by 9.5% during fiscal 2008 compared with the prior year to ¥24,820.5 billion and net revenues from financing operations that increased by 14.9% during fiscal 2008 compared with the prior year to ¥1,468.7 billion. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues from sales of products would have been approximately ¥24,540.1 billion, an 8.2% increase during fiscal 2008 compared with the prior year, while net revenues from financing operations would have increased by approximately 15.1% during fiscal 2008 compared to the prior year to ¥1,471.4 billion. Geographically, net revenues for fiscal 2008 increased by 3.3% in Japan, 5.4% in North America, 13.7% in Europe, 41.7% in Asia and 18.7% in Other compared with the prior year. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues in fiscal 2008 would have increased by 3.3% in Japan, 7.6% in North America, 6.8% in Europe, 34.2% in Asia ,and 13.6 % in Other compared with the prior year.

The following is a discussion of net revenues for each of Toyota’s business segments. The net revenue amounts discussed are amounts before the elimination of intersegment revenues.

Automotive Operations Segment

Net revenues from Toyota’s automotive operations segment, which constitute the largest percentage of Toyota’s net revenues, increased during fiscal 2008 by ¥2,249.3 billion, or 10.3% compared with the prior year to ¥24,177.3 billion. The increase resulted primarily from the approximate ¥1,600 billion impact attributed to the vehicle unit sales growth and changes in sales mix, the ¥277.5 billion impact of fluctuations in foreign currency translation rates during fiscal 2008, and the impact of increased parts sales. Eliminating the difference in the Japanese yen value used for translation purposes, automotive operations segment net revenues would have been approximately ¥23,899.8 billion during fiscal 2008, a 9.0% increase compared to the prior year. In fiscal 2008, net revenues in Japan were favorably impacted primarily by vehicle unit sales growth in the export markets, which was partially offset by changes in sales mix compared to fiscal 2007. Net revenues in North America were favorably impacted primarily by vehicle unit sales growth partially offset by fluctuations in foreign currency translation rates during fiscal 2008. Net revenues in Europe and Asia were favorably impacted primarily by vehicle unit sales growth and fluctuations in foreign currency translation rates during fiscal 2008. Net revenues in Other were favorably impacted primarily by vehicle unit sales growth.

Financial Services Operations Segment

Net revenues in fiscal 2008 for Toyota’s financial services operations increased by ¥197.8 billion or 15.2% compared to the prior year to ¥1,498.3 billion. This increase resulted primarily from the impact of a higher volume of financings mainly in North America, partially offset by the impact of fluctuations in foreign currency translation rates during fiscal 2008. Eliminating the difference in the Japanese yen value used for translation purposes, financial services operations net revenues would have been approximately ¥1,500.5 billion during fiscal 2008, a 15.4% increase compared with the prior year.

All Other Operations Segment

Net revenues for Toyota’s other businesses increased by ¥23.2 billion, or 1.8%, to ¥1,346.9 billion during fiscal 2008 compared with the prior year.

Operating Costs and Expenses

Operating costs and expenses increased by ¥2,309.5 billion, or 10.6%, to ¥24,018.9 billion during fiscal 2008 compared with the prior year. The increase resulted primarily from the approximate ¥1,300 billion impact on costs of products attributed to vehicle unit sales growth and changes in sales mix, the ¥252.1 billion impact of fluctuations in foreign currency translation rates, the ¥68.1 billion increase in research and development expenses, increased expenses in expanding business operations and increased costs corresponding to the increase in parts sales. These increases were partially offset by the approximate ¥120 billion impact attributed to the net impact of cost reduction efforts, responding to the rise in prices of production materials and parts in fiscal 2008.

Continued cost reduction efforts reduced operating costs and expenses in fiscal 2008 by approximately ¥120 billion, partially offset by increases in the prices of steel, precious metals, non-ferrous alloys including aluminum, plastic parts and other production materials and parts, over what would have otherwise been incurred. These cost reduction efforts relate to ongoing value engineering and value analysis activities, the use of common parts that result in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of products sold increased by ¥2,096.1 billion, or 11.4%, to ¥20,452.4 billion during fiscal 2008 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥2,107.7 billion, or 11.9%, for the automotive operations and an increase of ¥33.4 billion, or 2.9%, for all other operations segment. The increase in cost of products sold for automotive operations is primarily attributed to the increased vehicle unit sales and changes in sales mix, the impact of the increase in parts sales, the impact of the increase in research and development expenses and the impact of fluctuations in foreign currency translation rates during fiscal 2008, which were partially offset by the impact of continued cost reduction efforts. The increase in cost of products sold for all other operations primarily related to the increase in net revenues.

Cost of financing operations increased by ¥195.9 billion, or 22.5%, to ¥1,068.0 billion during fiscal 2008 compared with the prior year. The increase resulted primarily from the impact of increased interest expenses caused primarily by an increase in borrowings attributed to business expansion. The increase is also attributed to the impact of losses due to changes in the fair value of derivative financial instruments that are not designated as hedges and are marked-to-market at the end of each period.

Selling, general and administrative expenses increased by ¥17.5 billion, or 0.7%, to ¥2,498.5 billion during fiscal 2008 compared with the prior year. This increase mainly reflects an increase for the financial services operations. The increase for the financial services operations is primarily attributed to the impact of increased expenses.

Research and development expenses (included in cost of products sold and selling, general and administrative expenses) increased by ¥68.1 billion, or 7.6%, to ¥958.8 billion during fiscal 2008 compared with the prior year. This increase primarily relates to expenditures attributed to the development of environmentally conscious technologies including hybrid and fuel-cell technology, aggressive developments in advanced technologies relating to collision safety and vehicle stability controls and the impact of expanding new models to promote Toyota’s strength in a global market to further build up competitive strength in the future.

Operating Income

Toyota’s operating income increased by ¥31.7 billion, or 1.4%, to ¥2,270.3 billion during fiscal 2008 compared with the prior year. Operating income was favorably affected by the vehicle unit sales growth, the changes in sales mix, the impact of increased parts sales, continued cost reduction efforts and the favorable impact of fluctuations in foreign currency translation rates. These increases were partially offset by increases in research and development expenses and the increases in expenses due to business expansion. As a result, operating income decreased to 8.6% as a percentage of net revenues for fiscal 2008 compared to 9.3% in the prior year.

During fiscal 2008, operating income (before the elimination of intersegment profits) for significant geographic regions decreased by ¥16.9 billion, or 1.2%, in Japan, decreased by ¥144.3 billion, or 32.1%, in North America, increased by ¥4.2 billion, or 3.0% in Europe, increased by ¥138.8 billion, or 118.0%, in Asia, and increased by ¥60.4 billion, or 72.4% in Other compared with the prior year. The decrease in Japan was mainly due to an increase in expenses including research and development expenses, partially offset by the vehicle unit sales growth in the export markets and continued cost reduction efforts. The decrease in North America was mainly due to an increase in valuation losses on interest rate swaps stated at fair value and the impact of fluctuations in foreign currency translation rates partially offset by the increase in production volume and vehicle unit sales and continued cost reduction efforts in the manufacturing operations. The increases in Europe were mainly due to the impact of an increase in production volume and vehicle unit sales, continued cost reduction efforts in the manufacturing operations and the favorable impact of fluctuations in foreign currency translation rates. The increases in Asia were mainly due to the impact of an increase in production volume and vehicle unit sales. The increase in Other was primarily due to the impact of the increase in production volume and vehicle unit sales.

The following is a discussion of operating income for each of Toyota’s business segments. The operating income amounts discussed are before the elimination of intersegment profits.

Automotive Operations Segment

Operating income from Toyota’s automotive operations increased by ¥133.1 billion, or 6.5%, to ¥2,171.9 billion during fiscal 2008 compared with the prior year. This increase is primarily attributed to the increase in vehicle unit sales, the increase in parts sales, the impact of continued cost reduction efforts and the favorable impact of fluctuations in foreign currency translation rates. This increase was partially offset by the increase in research and development expenses and the increase in expenses due to business expansion.

Financial Services Operations Segment

Operating income from Toyota’s financial services operations decreased by ¥72.0 billion, or 45.4%, to ¥86.5 billion during fiscal 2008 compared with the prior year. This decrease is primarily due to an increase in valuation losses on interest rate swaps stated at fair value, partially offset by the impact of a higher volume of financing activities.

All Other Operations Segment

Operating income from Toyota’s other businesses decreased by ¥6.6 billion, or 16.6% to ¥33.0 billion during fiscal 2008 compared with the prior year.

Other Income and Expenses

Interest and dividend income increased by ¥33.7 billion, or 25.6%, to ¥165.7 billion during fiscal 2008 compared with the prior year mainly due to an increase in interest income reflecting an increase in marketable securities.

Interest expense decreased by ¥ 3.2 billion, or 6.5%, to ¥46.1 billion during fiscal 2008 compared with the prior year due to a decrease in borrowings in the automotive operations segment.

Foreign exchange gains, net decreased by ¥23.8 billion, or 72.2%, to ¥9.2 billion during fiscal 2008 compared with the prior year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated sales translated at prevailing exchange rates and the value of the sales amounts settled during the year, including those settled using forward foreign currency exchange contracts.

Other income, net increased by ¥9.9 billion, or 35.1%, to ¥38.1 billion during fiscal 2008 compared with the prior year.

Income Taxes

The provision for income taxes increased by ¥13.2 billion, or 1.5%, to ¥911.5 billion during fiscal 2008 compared with the prior year primarily due to the increase in income before income taxes. The effective tax rate for fiscal 2008 remained relatively unchanged compared to the rate for fiscal 2007.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliated Companies

Minority interest in consolidated subsidiaries increased by ¥28.3 billion, or 56.9%, to ¥78.0 billion during fiscal 2008 compared with the prior year. This increase was mainly due to an increase in net income attributable to favorable results of operations at consolidated subsidiaries.

Equity in earnings of affiliated companies during fiscal 2008 increased by ¥60.6 billion, or 28.9%, to ¥270.1 billion compared with the prior year. This increase was mainly due to an increase in net income attributable to favorable results of operations at the affiliated companies.

Net Income

Toyota’s net income increased by ¥73.8 billion, or 4.5%, to ¥1,717.8 billion during fiscal 2008 compared with the prior year.

Other Comprehensive Income and Loss

Other comprehensive income decreased by ¥1,115.5 billion, to losses of ¥942.5 billion for fiscal 2008 compared with the prior year. This decrease resulted primarily from a decrease in foreign currency translation adjustments in fiscal 2008 to losses of ¥461.1 billion compared with gains of ¥130.7 billion in the prior year and a decrease in unrealized holding gains on securities in fiscal 2008 to losses of ¥347.8 billion reflecting the decline in the Japanese stock market compared with unrealized holding gains of ¥38.8 billion in the prior year.

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

•

vehicles type-approved and put on the market after December 15, 2008 shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or recoverable to a minimum of 95% by weight per vehicle; and

•	end-of-life vehicles must meet actual re-use of 80% and re-use as material or energy of 85%, respectively, of vehicle weight by 2006, rising to 85% and 95%, respectively, by 2015.

See note 23 to the consolidated financial statements for further discussion.

Recent Accounting Pronouncements in the United States

In September 2006, FASB issued FAS No. 157, Fair Value Measurements (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal year beginning after November 15, 2007. Management does not expect this Statement to have a material impact on Toyota’s consolidated financial statements.

In September 2006, FASB issued FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“FAS 158”). FAS 158 requires employers to measure the funded status of their defined benefit postretirement plans as of the date of their year-end statement of financial position. This provision in FAS 158 regarding a measurement date is effective for fiscal year ending after December 15, 2008. Management does not expect this provision to have a material impact on Toyota’s consolidated financial statements.

In February 2007, FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“FAS 159”). FAS 159 permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis and subsequent change in fair value must be recorded in earnings at each reporting date. FAS 159 is effective for fiscal year beginning after November 15, 2007. Management is evaluating the impact of adopting FAS 159 on Toyota’s consolidated financial statements.

In December 2007, FASB issued FAS No. 141(R), Business Combinations (“FAS 141(R)”). FAS 141(R) establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest, and the goodwill acquired in a business combination or a gain from a bargain purchase. Also, FAS 141(R) provides several new disclosure requirements that enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective to business combinations on and after the beginning of fiscal year beginning on or after December 15, 2008. The impact of adopting FAS 141(R) on Toyota’s consolidated financial statements will depend on the nature and significance of any acquisitions in the future period.

In December 2007, FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of “ARB” No. 51 (“FAS 160”). FAS 160 amends the guidance in Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements (“ARB 51”), to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 is effective for fiscal years beginning on or after December 15, 2008. The presentation and disclosure requirements shall be applied retrospectively for all periods presented in the consolidated financial statements in which FAS 160 is initially applied. Management is evaluating the impact of adopting FAS 160 on Toyota’s consolidated financial statements.

In March 2008, FASB issued FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“FAS 161”). FAS 161 changes and enhances the current disclosure requirements for derivative instruments and hedging activities under FAS 133. FAS 161 is effective for financial statements for fiscal years beginning after November 15, 2008. Management does not expect this Statement to have a material impact on Toyota’s consolidated financial statements.

Critical Accounting Estimates

The consolidated financial statements of Toyota are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Toyota believes that of its significant accounting policies, the following may involve a higher degree of judgments, estimates and assumptions:

Product Warranty

Toyota generally warrants its products against certain manufacturing and other defects. Product warranties are provided for specific periods of time and/or usage of the product and vary depending upon the nature of the product, the geographic location of the sale and other factors. All product warranties are consistent with commercial practices. Toyota includes a provision for estimated product warranty costs as a component of cost of sales at the time the related sale is recognized. The accrued warranty costs represent management’s best estimate at the time of sale of the total costs that Toyota will incur to repair or replace product parts that fail while still under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience of product failures as well as current information on repair costs. The amount of warranty costs accrued also contains an estimate of warranty claim recoveries to be received from suppliers. The foregoing evaluations are inherently uncertain, as they require material estimates and some products’ warranties extend for several years. Consequently, actual warranty costs will differ from the estimated amounts and could require additional warranty provisions. If these factors require a significant increase in Toyota’s accrued estimated warranty costs, it would negatively affect future operating results of the automotive operations.

Allowance for Doubtful Accounts and Credit Losses

Natures of estimates and assumptions

Sales financing and finance lease receivables consist of retail installment sales contracts secured by passenger cars and commercial vehicles. Collectibility risks include consumer and dealer insolvencies and insufficient collateral values (less costs to sell) to realize the full carrying values of these receivables. As a matter of policy, Toyota maintains an allowance for doubtful accounts and credit losses representing management’s estimate of the amount of asset impairment in the portfolios of finance, trade and other receivables. Toyota determines the allowance for doubtful accounts and credit losses based on a systematic, ongoing review and evaluation performed as part of the credit-risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value, adequacy of collateral and other pertinent factors. This evaluation is inherently judgmental and requires material estimates, including the amounts and timing of future cash flows expected to be received, which may be susceptible to significant change. Although management considers the allowance for doubtful accounts and credit losses to be adequate based on information currently available, additional provisions may be necessary due to (i) changes in management estimates and assumptions about asset impairments, (ii) information that indicates changes in expected future cash flows, or (iii) changes in economic and other events and conditions. To the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the collateral value of Toyota’s sales financing and finance lease receivables could experience further downward pressure. If these factors require a significant increase in Toyota’s allowance for doubtful accounts and credit losses, it could negatively affect future operating results of the financial services operations. The level of credit losses, which has a greater impact on Toyota’s results of operations, is influenced primarily by two factors: frequency of occurrence and severity of loss. For evaluation purposes, exposures to credit loss are segmented into the two primary categories of “consumer” and “dealer”. Toyota’s consumer portfolio consists of smaller balances that are homogenous retail finance receivables and lease earning assets. The dealer portfolio consists of wholesale and other dealer financing receivables. The overall allowance for credit losses is evaluated at least quarterly, considering a variety of assumptions and factors to determine whether reserves are considered adequate to cover probable losses.

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

Yen in millions
Effect on the allowance for credit losses as of March 31, 2008
10 percent increase in expected severity of loss	¥6,713

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

Yen in millions
Effect on the residual value losses over the remaining terms of the operating leases on and after April 1, 2008
1 percent increase in vehicle return rate	¥1,202

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

The two most critical assumptions impacting the calculation of pension costs and obligations are the discount rates and the expected rates of returns on plan assets. Toyota determines the discount rates mainly based on the rates of high quality fixed income bonds or fixed income governmental bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. Toyota determines the expected rates of return for pension assets after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions. A weighted-average discount rate of 2.7% and a weighted-average expected rate of return on plan assets of 3.4% are the results of assumptions used for the various pension plans in calculating Toyota’s consolidated pension costs for fiscal 2008. Also, a weighted-average discount rate of 2.8% is the result of assumption used for the various pension plans in calculating Toyota’s consolidated pension obligations for fiscal 2008.

Sensitivity analysis

The following table illustrates the effects of assumed changes in weighted -average discount rate and the weighted-average expected rate of return on plan assets, which we believe are critical estimates in determining pension costs and obligations, assuming all other assumptions are consistent.

	Yen in millions
	Effect on pre-tax income for the year ending March 31, 2009	Effect on PBO as of March 31, 2008
Discount rates
0.5% decrease	¥(12,386)	¥127,310
0.5% increase	12,028	(109,674)
Expected rate of return on plan assets
0.5% decrease	¥(6,410)
0.5% increase	6,410

Derivatives and Other Contracts at Fair Value

Toyota uses derivatives in the normal course of business to manage its exposure to foreign currency exchange rates and interest rates. The accounting is complex and continues to evolve. In addition, there are significant judgments and estimates involved in the estimating of fair value in the absence of quoted market values. These estimates are based upon valuation methodologies deemed appropriate under the circumstances. However, the use of different assumptions may have a material effect on the estimated fair value amounts.

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

Outlook

Toyota expects that overall steady growth of the world economy will continue driven by resource-rich countries and emerging countries in fiscal 2009, despite factors such as concerns about the U.S. economic trend, fluctuations in exchange rates and the stock market, and energy and raw material prices trend. Toyota expects that the global automotive markets will remain at the same level as fiscal 2008. Toyota, for purposes of this discussion, is assuming an average exchange rate of ¥100 to the U.S. dollar and ¥155 to the euro. With the foregoing external factors in mind, Toyota expects that net revenues for fiscal 2009 will decrease compared with fiscal 2008 as a result of the assumed exchange rates of a stronger Japanese yen against the U.S. dollar and the euro partially offset by expected increase in vehicle unit sales. A factor increasing operating income is the sales efforts expected to increase vehicle unit sales. On the other hand, factors decreasing operating income such as the assumed exchange rates of a stronger Japanese yen against the U.S. dollar and the euro and the anticipated increase in depreciation expense are expected to exceed the impact of factors increasing operating income. The effects of cost reduction efforts are expected to be offset by increases in the prices of raw materials. As a result, Toyota expects that operating income will decrease in fiscal 2009 compared with fiscal 2008. Also, Toyota expects income before income taxes, minority interest and equity in earnings of affiliated companies and net income will decrease in fiscal 2009. Exchange rate fluctuations can also materially affect Toyota’s operating results. In particular, a strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota’s operating results. Please see “Operating and Financial Review and Prospects — Operating Results — Overview — Currency Fluctuations.”

The foregoing statements are forward-looking statements based upon Toyota’s management’s assumptions and beliefs regarding exchange rates, market demand for Toyota’s products, economic conditions and others. Please see “Cautionary Statement with Respect to Forward-Looking Statements”. Toyota’s actual results of operations could vary significantly from those described above as a result of unanticipated changes in the factors described above or other factors, including those described in “Risk Factors”.

5.B LIQUIDITY AND CAPITAL RESOURCES

Historically, Toyota has funded its capital expenditures and research and development activities primarily through cash generated by operations.

Toyota expects to sufficiently fund its capital expenditures and research and development activities in fiscal 2009 primarily through cash and cash equivalents on hand and increases in cash and cash equivalents from operating activities. See “Information on the Company — Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures for fiscal 2006, 2007 and 2008 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota funds its financing programs for customers and dealers, including loans and leasing programs, from both operating cash flows and borrowings by its finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.

Net cash provided by operating activities was ¥2,981.6 billion for fiscal 2008, compared with ¥3,238.1 billion for the prior year. The decrease in net cash provided by operating activities resulted primarily from the increase in cash payments of cost of products sold within the automotive and other operations and the increase in cash payments for income taxes, which was partially offset by an increase in cash collection received from the sale of products within the automotive and other operations.

Net cash used in investing activities was ¥3,874.8 billion for fiscal 2008, compared with ¥3,814.3 billion for the prior year. The increase in net cash used in investing activities resulted primarily from the increase in additions to finance receivables, the increase in purchases of marketable securities and security investments and the increase in additions to fixed assets, which was partially offset by an increase in the collection of finance receivables.

Net cash provided by financing activities was ¥706.1 billion for fiscal 2008, compared with ¥881.7 billion for the prior year. The decrease in net cash provided by financing activities resulted primarily from an increase in repayments of long-term debt which was partially offset by increase in proceeds from issuance of long-term debt.

Total capital expenditures for property, plant and equipment, excluding vehicles and equipment on operating leases, were ¥1,480.5 billion during fiscal 2008, an increase of 3.8% over the ¥1,425.8 billion in total capital expenditures for the prior year. The increase in capital expenditures resulted primarily from the impact of higher investments in subsidiaries located in Japan and North America.

Total expenditures for vehicles and equipment on operating leases were ¥1,279.4 billion during fiscal 2008, an increase of 1.2% over the ¥1,264.3 billion in expenditures in the prior year. The increase in expenditures for vehicles and equipment on operating leases resulted primarily from business expansion in the financial services operations.

Toyota expects investments in property, plant and equipment, excluding vehicles and equipment on operating leases, to be approximately ¥1,400.0 billion during fiscal 2009. Toyota’s expected capital expenditures include approximately ¥820.0 billion in Japan, ¥320.0 billion in North America, ¥140.0 billion in Europe, ¥60.0 billion in Asia and ¥60.0 billion in Other.

Based on current available information, Toyota does not expect environmental matters to have a material impact on its financial position, results of operations, liquidity or cash flows during fiscal 2009. However, there exists a substantial amount of uncertainty with respect to Toyota’s obligations under current and future environment regulations as described in “Information on the Company — Business Overview — Governmental Regulations, Environmental and Safety Standards”.

Cash and cash equivalents were ¥1,628.5 billion at March 31, 2008. Most of Toyota’s cash and cash equivalents are held in Japanese yen and in U.S. dollars. In addition, time deposits were ¥134.7 billion and marketable securities were ¥542.2 billion at March 31, 2008.

Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, decreased during fiscal 2008 by ¥24.3billion, or 0.5%, to ¥4,480.9 billion.

Trade accounts and notes receivable, net increased during fiscal 2008 by ¥16.4 billion, or 0.8%, to ¥2,040.2 billion, reflecting the impact of increased revenues and offset by the impact of fluctuations in foreign currency translation rates.

Inventories increased during fiscal 2008 by ¥21.8 billion, or 1.2%, to ¥1,825.7 billion, reflecting the impact of increased volumes offset by the impact of fluctuations in foreign currency translation rates.

Total finance receivables, net increased during fiscal 2008 by ¥272.8 billion, or 2.7%, to ¥10,275.8 billion. The increase in finance receivables, net resulted from the increase in wholesale, the increase in other dealer loans including real estate loans and working capital financing provided to dealers, and the increase in finance leases offset by the impact of fluctuations in foreign currency translation rates. As of March 31, 2008, finance receivables were geographically distributed as follows: in North America 61.9%, in Europe 13.1%, in Japan 12.6%, in Asia 4.0% and in Other 8.4%. Toyota maintains programs to sell finance receivables through special purpose entities and obtained proceeds from securitization transactions, net of purchased and retained interests which totaled ¥91.3 billion during fiscal 2008.

Marketable securities and other securities investments, including those included in current assets, decreased during fiscal 2008 by ¥293.9 billion, or 6.9%, primarily reflecting the decrease in fair value of these securities and investments.

Property, plant and equipment increased during fiscal 2008 by ¥48.0 billion, or 0.6%, primarily reflecting an increase in capital expenditures which was partially offset by the depreciation charges during the year and the impact of fluctuations in foreign currency translation rates.

Accounts payable increased during fiscal 2008 by ¥1.2 billion, or 0.1%, reflecting the impact of increased trading volumes offset by the impact of fluctuations in foreign currency translation rates.

Accrued expenses decreased during fiscal 2008 by ¥61.4 billion, or 3.7%, reflecting the impact of fluctuations in foreign currency translation rates offset by the increase in expenses due to the expansion of the business.

Income taxes payable decreased during fiscal 2008 by ¥115.6 billion, or 27.4%, principally as a result of the timing of cash payments for income taxes.

Toyota’s total borrowings increased during fiscal 2008 by ¥81.0 billion, or 0.7%. Toyota’s short-term borrowings consist of loans with a weighted-average interest rate of 3.36% and commercial paper with a weighted-average interest rate of 3.76%. Short-term borrowings increased during fiscal 2008 by ¥55.4 billion, or 1.6%, to ¥3,552.7 billion. Toyota’s long-term debt consists of unsecured and secured loans, medium-term notes, unsecured notes and long-term capital lease obligations with interest rates ranging from 0.17% to 28.00%, and maturity dates ranging from 2008 to 2047. The current portion of long-term debt increased during fiscal 2008 by ¥307.3 billion, or 13.0%, to ¥2,675.4 billion and the non-current portion decreased by ¥281.6 billion, or 4.5%, to ¥5,981.9 billion. The increase in total borrowings reflects the expansion of the financial services operations. As of March 31, 2008, approximately 34% of long-term debt was denominated in U.S. dollars, 24% in Japanese yen, 10% in euros and 32% in other currencies. Toyota hedges fixed rate exposure by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.

As of March 31, 2008, Toyota’s total interest bearing debt was 102.9% of total shareholders’ equity, compared to 102.5% as of March 31, 2007.

Toyota’s long-term debt was rated “AAA” by Standard & Poor’s Ratings Group, “Aaa” by Moody’s Investors Services and “AAA” by Rating and Investment Information, Inc. as of March 31, 2008. These ratings represent the highest long-term debt ratings published by each of the rating agencies. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

Toyota’s unfunded pension liabilities increased during fiscal 2008 by ¥128.6 billion, or 45.5% to ¥411.1 billion. The unfunded pension liabilities relate primarily to the parent company and its Japanese subsidiaries. The unfunded amounts will be funded through future cash contributions by Toyota or in some cases will be funded on the retirement date of each covered employee. The unfunded pension liabilities increased in fiscal 2008 compared to the prior year mainly due to the decrease in the market value of plan assets. See note 19 to the consolidated financial statements regarding employee benefit plans.

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

•

Developing alternative fuel powering systems for commercial sale. This includes developing hybrid vehicles and fuel cell hybrid vehicles. The second-generation Prius that Toyota introduced in September 2003 features a new hybrid system which decreases negative environmental impact while increasing power and performance. In July 2007, Toyota developed the Plug-in Hybrid Vehicle (PHV) and received certification from Japan’s Ministry of Land, Infrastructure, Transport and Tourism (MLIT). PHV runs as an Electric Vehicle (EV) in short distances and runs as a regular hybrid vehicle in long distances. Tests are conducted in Japan, North America and Europe and by 2010, Toyota plans to sell PHVs with lithium ion batteries to fleet vehicle users in Japan, North America and Europe. In June 2005, Toyota’s new fuel cell hybrid passenger vehicle became the first vehicle in Japan to acquire vehicle type certification under the Road Vehicles Act, as amended on March 31, 2005, by MLIT. Toyota is also working on the development of alternative fuels for vehicles fueled by compressed natural gas and liquid petroleum gas, as well as for flexible fuel vehicles which are recently drawing a lot of attention. Other Toyota efforts in this area include the development of vehicles fueled by compressed natural gas and other alternative fuel vehicles. Toyota has also been conducting a wide range of research and study on alternative fuel such as biofuel, including cellulose ethanol and hydrogenized bio-diesel, and utilizing it in developing alternative-fuel vehicles.

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

To expand the frontiers of safety technology in automobiles, Toyota completed in 1995 its first prototype Advanced Safety Vehicle, the ASV-1. The ASV-2, which was introduced in 2000, incorporates emerging technologies, such as an autonomous safety support system that uses CCD stereo cameras to recognize obstacles in traffic lanes and an infrastructure-harmonized safety support system to warn the driver of pedestrian crossings. In 2002, Toyota conducted road testing of the ASV-3, a prototype based on further improved infrastructure-harmonized system. With the February 2003 introduction of the Harrier models in Japan, Toyota became the first car manufacturer to implement a pre-crash safety system in its automobiles. This advanced system consists of pre-crash sensors that use millimeter wave radar to detect a possible collision, seat belts that tighten their hold on passengers when a collision is determined to be inevitable and a brake assist system that utilizes power-assisted braking to minimize the speed on impact. In February 2004, Toyota introduced the pre-collision safety system for the first time in the United States by equipping the LS430 with the above features and suspension control features that control nose dives when applying the brakes.

In September 2006, at the time of introduction of LS460 in Japan, Toyota established the world’s first enhanced pre-crash safety system, which added functions to detect pedestrians in front, to support driver steering, and to react to vehicle collision.

Furthermore, in February 2008, Toyota developed the world’s first driver monitoring pre-crash safety system for the Crown sold in Japan, that monitors whether the driver’s eyes are open, in addition to the face monitor which monitors the direction in which the driver is facing.

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

In September 2002, Toyota and Nissan Motor Co. entered into an agreement setting forth the basic terms of technical cooperation and other long-term projects involving hybrid systems. This agreement calls for Toyota to supply state-of-the-art hybrid system components to Nissan for 5 years starting from 2006. In addition, with the aim of promoting technical cooperation, both companies agreed to exchange information on hybrid systems that both Toyota and Nissan are currently developing independently, and to discuss the joint development of related parts and components. In March 2004, Toyota and Ford Motor Company announced that they have entered into licensing agreements for patents related to hybrid systems and emissions purification. Pursuant to the agreements, Toyota will license, to Ford Motor Company, patents related to hybrid system control technology. Further, both companies agreed to a cross-licensing arrangement of emission purification technology patents for lean-burn engines.

Toyota’s research and development expenditures were approximately ¥959 billion in fiscal 2008, ¥891 billion in fiscal 2007 and ¥813 billion in fiscal 2006. Worldwide, approximately 34,000 employees are involved in Toyota’s research and development activities.

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

5.E OFF-BALANCE SHEET ARRANGEMENTS

Toyota uses its securitization program as part of its funding for its financial services operations. See note 7 to the consolidated financial statements regarding the finance receivables.

Lending Commitments

Credit facilities with credit card holders

Toyota’s financial services operation issues credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holders’ requests up to the limits established on an individual holder’s basis. Although loans made to customers through this facility are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥1,967.0 billion as of March 31, 2008.

Credit facilities with dealers

Toyota’s financial services operation maintains credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota prices the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operation also provides financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota’s outstanding credit facilities with dealers totaled ¥1,715.0 billion as of March 31, 2008.

Guarantees

Toyota enters into certain guarantee contracts with its dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match the maturity of installment payments, and at March 31, 2008, ranged from one month to 35 years. However, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of March 31, 2008 is ¥1,460.3 billion. Liabilities for these guarantees of ¥3.9 billion have been provided as of March 31, 2008. Under these guarantee contracts, Toyota is entitled to recover any amounts paid by it from the customers whose obligations it guaranteed.

5.F TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations and Commitments

For information regarding debt obligations, capital lease obligations, operating lease obligations and other obligations, including amounts maturing in each of the next five years, see notes 13, 22 and 23 to the consolidated financial statements. In addition, as part of Toyota’s normal business practices, Toyota enters into long-term arrangements with suppliers for purchases of certain raw materials, components and services. These arrangements may contain fixed/minimum quantity purchase requirements. Toyota enters into such arrangements to facilitate an adequate supply of these materials and services.

The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2008:

	Yen in millions
		Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:
Short-term borrowings (note 13)
Loans	¥1,226,717	¥1,226,717
Commercial paper	2,326,004	2,326,004
Long-term debt* (note 13)	8,613,799	2,668,022	¥3,418,054	¥1,376,392	¥1,151,331
Capital lease obligations (note 13)	43,563	7,409	31,912	2,963	1,279
Non-cancelable operating lease obligations (note 22)	54,451	11,335	16,293	10,439	16,384
Commitments for the purchase of property, plant and other assets (note 23)	173,720	122,833	15,682	17,560	17,645

Total	¥12,438,254	¥6,362,320	¥3,481,941	¥1,407,354	¥1,186,639

*	“Long-term debt” represents future principal payments.

Toyota is unable to make reasonable estimates of the period of cash settlement, and accordingly liabilities recognized for uncertain tax benefits are excluded from the table above. See note 16 to the consolidated financial statements regarding the income taxes.

Toyota expects to contribute ¥153,030 million to its pension plans in fiscal 2009.

	Yen in millions
		Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Commercial Commitments:
Maximum potential exposure to guarantees given in the ordinary course of business (note 23)	¥1,460,362	¥439,974	¥667,914	¥273,575	¥78,899

Total Commercial Commitments	¥1,460,362	¥439,974	¥667,914	¥273,575	¥78,899

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

In June 2003, Toyota implemented a comprehensive reorganization of its senior management structure. As part of this reorganization, Toyota introduced a streamlined board of directors and established the new position of non-board managing officer. At the June 2008 ordinary general shareholders’ meeting, 30 directors were appointed to serve on the board of directors. Senior Managing Directors not only serve as members of the board to participate in the management of Toyota but also serve as the highest authorities in their respective areas of supervision and oversee the daily operations of specific fields/divisions in conjunction with non-board managing officers. This allows Senior Managing Directors to serve as a conduit between management and daily operations. The 50 non-board managing officers generally have responsibility for Toyota’s daily operations in specific fields/divisions and report to the designated Senior Managing Directors, and are appointed for one-year terms. Toyota believes that this management system has enhanced its global competitiveness by promoting timely, hands-on decision-making for day-to-day operational matters. Toyota has seven corporate auditors, four of whom are outside corporate auditors.

Name	Age	Title	Date First Elected to Board or as Auditor
Fujio Cho	71	Chairman of the Board	September 1988
Katsuhiro Nakagawa	66	Vice Chairman of the Board	June 2001
Kazuo Okamoto	64	Vice Chairman of the Board	June 1996
Katsuaki Watanabe	66	President, Member of the Board	September 1992
Kyoji Sasazu	64	Executive Vice President, Member of the Board	June 1997
Mitsuo Kinoshita	62	Executive Vice President, Member of the Board	June 1997
Takeshi Uchiyamada	61	Executive Vice President, Member of the Board	June 1998
Masatami Takimoto	62	Executive Vice President, Member of the Board	June 1999
Akio Toyoda	52	Executive Vice President, Member of the Board	June 2000
Yukitoshi Funo	61	Senior Managing Director, Member of the Board	June 2000
Atsushi Niimi	60	Senior Managing Director, Member of the Board	June 2000
Hiroshi Takada	61	Senior Managing Director, Member of the Board	June 2001
Teiji Tachibana	61	Senior Managing Director, Member of the Board	June 2001
Shinichi Sasaki	61	Senior Managing Director, Member of the Board	June 2001
Akira Okabe	60	Senior Managing Director, Member of the Board	June 2001
Yoichiro Ichimaru	59	Senior Managing Director, Member of the Board	June 2001
Shoji Ikawa	58	Senior Managing Director, Member of the Board	June 2001
Koichi Ina	60	Senior Managing Director, Member of the Board	June 2002
Shinzo Kobuki	58	Senior Managing Director, Member of the Board	June 2007
Akira Sasaki	60	Senior Managing Director, Member of the Board	June 2007
Tadashi Arashima	58	Senior Managing Director, Member of the Board	June 2007
Mamoru Furuhashi	58	Senior Managing Director, Member of the Board	June 2007
Satoshi Ozawa	58	Senior Managing Director, Member of the Board	June 2007
Iwao Nihashi	58	Senior Managing Director, Member of the Board	June 2008
Yasuhiko Ichihashi	56	Senior Managing Director, Member of the Board	June 2008
Tadashi Yamashina	57	Senior Managing Director, Member of the Board	June 2008
Takahiko Ijichi	55	Senior Managing Director, Member of the Board	June 2008
Tetsuo Agata	55	Senior Managing Director, Member of the Board	June 2008
Shoichiro Toyoda	83	Honorary Chairman, Member of the Board	July 1952
Hiroshi Okuda	75	Senior Advisor, Member of the Board	July 1982
Yoshikazu Amano	59	Corporate Auditor	June 2007
Chiaki Yamaguchi	58	Corporate Auditor	June 2003
Masaki Nakatsugawa	55	Corporate Auditor	June 2006
Yoichi Kaya	74	Corporate Auditor	June 2003
Yoichi Morishita	74	Corporate Auditor	June 2006
Akishige Okada	70	Corporate Auditor	June 2006
Kunihiro Matsuo	65	Corporate Auditor	June 2007

The term of each director listed above expires in June 2009.

Biographies

Fujio Cho was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1988 and has served as the Chairman of the Board since 2006. Mr. Cho served as the Vice Chairman of the Board from 2005 to 2006, the President, Member of the Board from 1999 to 2005, an Executive Vice President, Member of the Board from 1998 to 1999, and as the President of Toyota Motor Manufacturing, U.S.A., Inc. from 1988 to 1994. Mr. Cho also serves as a Director of Central Japan Railway Company and Sony Corporation. Mr. Cho joined Toyota in 1960.

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

Kazuo Okamoto was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1996 and has served as the Vice Chairman of the Board since 2008. Mr. Okamoto served as an Executive Vice President, Member of the Board between 2005 and 2008. Mr. Okamoto also serves as a Director of Toyota Boshoku Corporation. Mr. Okamoto joined Toyota in 1967.

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

Mitsuo Kinoshita was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1997 and has served as an Executive Vice President, Member of the Board since 2005. Mr. Kinoshita also serves as a Director of Aioi Insurance Co., Ltd. and also serves as a Director of New United Motor Manufacturing, Inc. Mr. Kinoshita joined Toyota in 1968.

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

Akio Toyoda was appointed as a Director, Member of the Board of Toyota Motor Corporation in 2000 and has served as an Executive Vice President, Member of the Board since 2005. Mr. Toyoda also serves as the Director of Toyota Motor Europe NV/SA. Mr. Toyoda joined Toyota in 1984.

Yukitoshi Funo has served as a Senior Managing Director, Member of the Board since 2005. Mr. Funo has served as the Chief Americas Operations Officer since 2007. Mr. Funo has also served as the Chairman of the Board of Toyota Motor Sales, U.S.A., Inc. since 2005 and as the President from 2003 to 2005. Mr. Funo served as a Director, Member of the Board from 2000 to 2003, as a Managing Officer from 2003 to 2004 and as a Director from 2004 to 2005. Mr. Funo joined Toyota in 1970.

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

Shinichi Sasaki has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Sasaki has also served as the Chief IT & ITS Officer and Chief Customer Service Officer since 2008. Mr. Sasaki served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Sasaki joined Toyota in 1970.

Akira Okabe has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Okabe has also served as the Chief Asia, Oceania & Middle East Operations Officer since 2005. Mr. Okabe served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Okabe joined Toyota in 1971.

Yoichiro Ichimaru has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Ichimaru has also served as the Chief Japan Sales Operations Officer since 2005. Mr. Ichimaru served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Ichimaru joined Toyota in 1971.

Shoji Ikawa has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2005. Mr. Ikawa has also served as the Deputy Chief Fuel Cell System Development Officer since 2007 and Chief Production Engineering Officer since 2005. Mr. Ikawa served as a Director, Member of the Board from 2001 to 2003 and as a Managing Officer from 2003 to 2005. Mr. Ikawa joined Toyota in 1975.

Koichi Ina has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2007. Mr. Ina has also served as the Chief Strategic Production Planning Officer and the Chief Manufacturing Officer since 2007. Mr. Ina served as a Director, Member of the Board from 2002 to 2003 and as a Managing Officer from 2003 to 2007. Mr. Ina joined Toyota in 1973.

Shinzo Kobuki has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2007. Mr. Kobuki has also served as Chief R&D Group 2 Officer since 2008. Mr. Kobuki served as a Managing Officer from 2003 to 2007. Mr. Kobuki joined Toyota in 1972.

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

Iwao Nihashi has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2008. Mr. Nihashi has served as Chief Quality Officer since 2008. Mr. Nihashi served as a Managing Officer from 2003 to 2008. Mr. Nihashi joined Toyota in 1970.

Yasuhiko Ichihashi has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2008. Mr. Ichihashi has served as Chief Technical Administration Officer and Chief R&D Group 1 Officer since 2008. Mr. Ichihashi served as a Managing Officer from 2003 to 2008. Mr. Ichihashi joined Toyota in 1974.

Tadashi Yamashina has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2008. Mr. Yamashina has also served as a Director of Toyota Motorsport GmbH since 2007. Mr. Yamashina served as a Managing Officer from 2003 to 2008. Mr. Yamashina joined Toyota in 1977.

Takahiko Ijichi has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2008. Mr. Ichiji has served as the Chief Business Development Officer and Chief Accounting Officer since 2008. Mr. Ijichi served as a Managing Officer from 2004 to 2008. Mr. Ijichi joined Toyota in 1976.

Tetsuo Agata has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2008. Mr. Agata has served as the President and Director of Toyota Motor Engineering and Manufacturing North America Inc. since 2008. Mr. Agata served as a Managing Officer from 2004 to 2008. Mr. Agata joined Toyota in 1976.

Shoichiro Toyoda has served as a Director, Member of the Board of Toyota Motor Corporation since 1952. Dr. Toyoda is currently the Honorary Chairman of the Board of Toyota Motor Corporation. Dr. Toyoda also serves as a Director of Denso Corporation. Dr. Toyoda joined Toyota in 1952.

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

Yoichi Kaya has served as a Corporate Auditor of Toyota Motor Corporation since 2003. Mr. Kaya is the Director-General of the Research Institute of Innovative Technology for the Earth.

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

6.B COMPENSATION

The aggregate amount of remuneration, including bonuses but excluding stock options, paid to all directors and corporate auditors as a group by Toyota for services in all capacities during fiscal 2008 was approximately ¥3,317 million. Directors and corporate auditors of Toyota Motor Corporation receive year-end bonuses, the aggregate amount of which is approved at Toyota Motor Corporation’s ordinary general shareholders’ meeting and is based on Toyota Motor Corporation’s financial performance for the fiscal year. The amounts of the bonuses paid to individual directors and corporate auditors are then determined based upon discussions at a meeting of Toyota Motor Corporation’s board of directors and the meeting of corporate auditors.

Toyota Motor Corporation also granted to its directors 1,020,000 stock acquisition rights to purchase up to 10,200 shares of common stock during fiscal 2008 under its stock option plan. For a detailed description of the stock options and the stock option plan, see “— Share Ownership”.

In April 2006, the board of directors of Toyota Motor Corporation decided to abolish the retirement allowance payments for directors and proposed the decision to the ordinary general shareholders’ meeting. The proposal was subsequently resolved at the ordinary general shareholders’ meeting in June 2006. The last lump sum retirement allowance for directors was also approved at the ordinary general shareholders’ meeting in June 2006. At the same time, the amount of Directors’ remuneration was revised from ¥130 million or less per month to ¥200 million or less per month by the resolution of the ordinary general shareholders’ meeting in June 2006. In April 2008, the board of directors of Toyota Motor Corporation decided to abolish the retirement allowance payments for corporate auditors and executive bonuses, and proposed the decision to the ordinary general shareholders’ meeting in June 2008. The proposal was subsequently resolved at the ordinary general shareholders’ meeting. The last lump sum retirement allowance for corporate auditors was also approved at the ordinary general shareholders’ meeting in June 2008. At the same time, the amount of corporate auditors’ remuneration was revised from ¥13 million or less per month to ¥30 million or less per month by the resolution of the ordinary general shareholders’ meeting in June 2008.

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

Under the Corporation Act, Toyota must have at least three corporate auditors. At least half of the corporate auditors are required to be persons who have not been a Director, accounting counselor (or if an accounting counselor is a judicial person, a member of such judicial person who is in charge of its affairs), executive officer, general manager or employee of Toyota or any of its subsidiaries at any time during the past. The corporate auditors may not at the same time be directors, accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person who is in charge of its affairs), executive officers, general managers or employees of Toyota or any of its subsidiaries. Together, these corporate auditors form a board of corporate auditors. The corporate auditors have the duty to examine the financial statements and business reports which are submitted by the board of directors to the general shareholders’ meeting. The corporate auditors also supervise the administration of Toyota’s affairs by the directors. Corporate auditors are not required to be, and Toyota’s corporate auditors are not, certified public accountants. They are required to participate in meetings of the board of directors but are not entitled to vote.

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

Toyota currently has four outside corporate auditors under the Corporation Act. Under the Corporation Act, at least half of the corporate auditors of Toyota must be “outside” corporate auditors, which is such person who was not a director, accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person who is in charge of its affairs), executive officer, manager, or employee of Toyota or its subsidiaries at any time during the past. Such qualifications for an “outside” corporate auditor are different from the audit committee independence requirement under the NYSE Corporate Governance Rules.

4. Corporate Governance Guidelines. Unlike the NYSE Corporate Governance Rules, Toyota is not required to adopt corporate governance guidelines under Japanese laws and regulations, including the Corporation Act and the Financial Instruments and Exchange Law of Japan or stock exchange rules. However, Toyota is required to resolve the matters at the board of directors concerning provision of the system to ensure the execution of duties of the directors to comply with the laws, regulations and the articles of incorporation, and any other systems to ensure the adequacy of the business required under the ordinance of the Ministry of Justice (“internal control system” or “naibu-tosei”), and to disclose such matters resolved, policies and the present status of its corporate governance in its business reports, annual securities report and certain other disclosure documents in accordance with the regulations under the Financial Instruments and Exchange Law and stock exchange rules in respect of timely disclosure.

5. Code of Business Conduct and Ethics. Unlike the NYSE Corporate Governance Rules, under Japanese laws and regulations including the Corporation Act and the Financial Instruments and Exchange Law or stock exchange rules, Toyota is not required to adopt a code of business conduct and ethics for directors, officers and employees. Accordingly, Toyota is not required to adopt and disclose waivers of the code of business conduct and ethics for these individuals. However, Toyota resolved the matters concerning provision of the system to ensure the execution of duties of the employees to comply with the laws, regulations and the articles of incorporation, etc. as “internal control system” or “naibu-tosei” pursuant to the Corporation Act, maintains guidelines and internal regulations such as “Guiding Principles at Toyota”, “Toyota Code of Conduct” and a code of ethics pursuant to Section 406 of the Sarbanes-Oxley Act. Please see “Code of Ethics” for additional information.

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

6.D EMPLOYEES

The total number of Toyota employees, on a consolidated basis, as reported in Toyota’s annual Japanese securities report filed with the Director of the Kanto Local Finance Bureau was 316,121 at March 31, 2008, 299,394 at March 31, 2007, and 285,977 at March 31, 2006. The following tables set forth a breakdown of persons employed by business segment and by geographic location at March 31, 2008.

Segment	Number of Employees	Location	Number of Employees
Automotive	277,443	Japan	194,346
Financial services	8,138	North America	38,050
All other	25,548	Europe	22,813
Unallocated	4,992	Asia	37,694
		Other*	23,218

Total company	316,121	Total company	316,121

		* “Other” consists of Central and South America, Oceania, Africa.

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

In Japan, basic wages and other working conditions are negotiated annually. In addition, in accordance with Japanese national custom, each employee is also paid a semi-annual bonus. Bonuses are negotiated at the time of wage negotiations and are based on Toyota’s financial results, prospects and other factors. The average wage increases per employee, excluding bonuses, in Japan have been approximately 2.1% per year for the past five fiscal years.

In general, Toyota considers its labor relations with all of its workers to be good. However, Toyota is currently a party to, and otherwise from time to time experiences, labor disputes in some of the countries in which it operates. Toyota does not expect any disputes to which it is currently a party to materially affect Toyota’s consolidated financial position.

Toyota’s average number of temporary employees on a consolidated basis was 87,597 during fiscal 2008.

6.E SHARE OWNERSHIP

The following table sets forth information with respect to the number of shares of Toyota’s common stock held by each director and corporate auditor as of June 2008.

Name	Number of Shares
Fujio Cho	40,705
Katsuhiro Nakagawa	34,600
Kazuo Okamoto	25,564
Katsuaki Watanabe	31,871
Kyoji Sasazu	28,692
Mitsuo Kinoshita	27,470
Takeshi Uchiyamada	28,464
Masatami Takimoto	29,500
Akio Toyoda	4,564,691
Yukitoshi Funo	34,248
Atsushi Niimi	29,738
Hiroshi Takada	12,250
Teiji Tachibana	14,700
Shinichi Sasaki	11,810
Akira Okabe	25,300
Yoichiro Ichimaru	21,268
Shoji Ikawa	27,936
Koichi Ina	31,700
Shinzo Kobuki	23,900
Akira Sasaki	17,000
Tadashi Arashima	20,781
Mamoru Furuhashi	12,700
Satoshi Ozawa	15,200
Iwao Nihashi	12,800
Yasuhiko Ichihashi	22,800
Tadashi Yamashina	9,500
Takahiko Ijichi	11,000
Tetsuo Agata	6,793
Shoichiro Toyoda	11,176,193
Hiroshi Okuda	64,963
Yoshikazu Amano	21,068
Chiaki Yamaguchi	5,000
Masaki Nakatsugawa	5,800
Yoichi Kaya	—
Yoichi Morishita	—
Akishige Okada	—
Kunihiro Matsuo	—
Total	16,446,005

Each of the persons listed above owns less than one percent of the issued and outstanding shares of common stock of Toyota. The shares listed above do not include options that are exercisable for shares of Toyota’s common stock. For a description of these options, see “— Stock Options” below.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

Stock Options

Toyota has enacted stock option plans in each of the past six years. The plans for which stock options or stock acquisition rights are currently exercisable or will become exercisable in the future were approved by Toyota’s shareholders in June of 2002, 2003, 2004, 2005, 2006, 2007 and 2008. Under the plan enacted in 2002, Toyota issued stock acquisition rights, which are rights introduced as of April 2002 pursuant to the amendment to the Commercial Code, to purchase up to 1,876,000 shares of common stock to its directors and 496 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2003 plan, Toyota issued stock acquisition rights to purchase up to 1,958,000 shares of common stock to its directors and 565 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2004 plan, Toyota issued stock acquisition rights to purchase up to 2,021,000 shares of common stock to its directors and 582 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2005 plan, Toyota issued stock acquisition rights to purchase up to 2,104,000 shares of common stock to its directors and 596 officers and employees of its subsidiaries and one Toyota affiliate. Under the 2006 plan, Toyota issued stock acquisition rights to purchase up to 3,176,000 shares of common stock to its directors and 580 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2007 plan, Toyota issued stock acquisition rights to purchase up to 3,264,000 shares of common stock to its directors and 579 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2008 plan, Toyota is authorized to issue stock acquisition rights to purchase up to 3,494,000 shares of common stock to its directors and 597 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate.

Pursuant to the provisions of the 2002, 2003, 2004 and 2005 plans, stock acquisition rights may be exercised during a four-year period that starts two years from the date first granted. Pursuant to the provisions of the 2006, 2007 and 2008 plans, stock acquisition rights maybe exercised during a six-year period that starts two years from the date of grant. The exercise price of each stock acquisition right is 1.025 times the closing price of Toyota’s common stock on the Tokyo Stock Exchange on the date of grant. The 2002 plan provides that each director will be granted no more than 200 and no less than 100 stock acquisition rights, and each eligible officer or employee will be granted no more than 100 and no less than 20 stock acquisition rights. Each of the 2003, 2004 and 2005 plans provides that each director will be granted no more than 200 and no less than 150 stock acquisition rights, and each eligible officer or employee will be granted no more than 100 and no less than 20 stock acquisition rights. The 2006, 2007 and 2008 plans provide that each director will be granted no more than 400 and no less than 300 stock acquisition rights, and each eligible officer or employee will be granted no more than 200 and no less than 20 stock acquisition rights. For each of the 2002, 2003, 2004, 2005, 2006, 2007 and 2008 plans, one hundred shares will be issued or delivered upon the exercise of each stock acquisition right. The options are granted as of August 1 of each year for each plan, except for the 2004 plan, under which options were granted as of August 2, 2004.

The 2002 plan further provides that an option holder who retires while one’s options are still exercisable retains the right to exercise one’s options until the earlier of: (i) six months after one’s retirement, or (ii) six years after the date the options were first granted. The 2006, 2007 and 2008 plans further provide that an option holder who retires while one’s options are still exercisable retains the right to exercise one’s options until the earlier of: (i) two years after one’s retirement, or (ii) eight years after the date the options were first granted. Under the 2003, 2004 and 2005 plans, an option holder who retires while one’s options are still exercisable retains the right to exercise his shares until six years after the date the options were first granted. An option holder’s right to purchase common stock under each plan lapses automatically upon one’s death.

The following table summarizes information for options and the incentive plan outstanding and exercisable at March 31, 2008:

	Outstanding				Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price	Weighted- average exercise price
(Yen)		(Yen)	(Dollars)	(Years)		(Yen)	(Dollars)
¥2,958 – 4,500	1,754,900	¥4,118	$41	2.90	1,754,900	¥4,118	$41
¥4,501 – 7,278	6,586,700	¥6,549	$65	6.46	599,700	¥4,541	$45

Toyota also has an employee stock ownership association in Japan for employees and full time and part time company advisors. Members of the employee stock ownership association set aside certain amounts from their monthly salary and bonuses to purchase Toyota’s common stock through the employee stock ownership association. As of March 31, 2008, the employee stock ownership association held 13,636,764 shares of Toyota’s common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

As of March 31, 2008, 3,447,997,492 shares (including 298,717,640 shares of treasury stock) of Toyota’s common stock were outstanding. Beneficial ownership of Toyota’s common stock in the table below was prepared from information known to Toyota or can be ascertained from public filings, including filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Financial Instruments and Exchange Law of Japan.

Under the Financial Instruments and Exchange Law, any person who becomes, beneficially and solely or jointly, a holder, including, but not limited to, a deemed holder who manages shares for another holder pursuant to a discretionary investment agreement, of more than 5% of the shares with voting rights of a company listed on a Japanese stock exchange (including ADSs representing such shares) must file a report concerning the shareholding with the Director of the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, solely or jointly, of more than 5% of the total issued shares of a company increases or decreases by 1% or more, or if any change to a material matter set forth in any previously filed reports occurs.

Based on information known to Toyota or can be ascertained from public filings, the following table sets forth the beneficial ownership of holders of more than 5% of Toyota’s common stock as of the most recent practicable date.

Name of Beneficial Owner	Number of Shares (in thousands)	Percentage of Shares Outstanding
Toyota Industries Corporation	200,195	5.81

According to The Bank of New York, depositary for Toyota’s ADSs, as of March 31, 2008, 121,480,634 shares of Toyota’s common stock were held in the form of ADRs and there were 2,443 ADR holders of record in the United States. According to Toyota’s register of shareholders, as of March 31, 2008, there were 522,135 holders of common stock of record worldwide. As of March 31, 2008, there were 316 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 12.1% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

To the extent known to Toyota, Toyota is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

Toyota knows of no arrangements the operation of which may at a later time result in a change of control.

7.B RELATED PARTY TRANSACTIONS

Business Relationships

Toyota purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s equity-method affiliates and those firms with which certain members of Toyota’s board of directors are affiliated. Toyota purchased materials, supplies and services from these affiliated entities in the amount of ¥4,525.0 billion in fiscal 2008. Toyota also sells its products and services to Toyota’s equity-method affiliates and firms with which certain members of Toyota’s board of directors are affiliated. Toyota sold products and services to these affiliated entities in the amount of ¥1,694.0 billion in fiscal 2008. Toyota believes all of these purchase and sale transactions were arm’s-length transactions. See note 12 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with affiliated companies.

Loans

Toyota regularly has trade accounts and other receivables by, and accounts payable to, Toyota’s equity-method affiliates and firms with which certain members of Toyota’s board of directors are affiliated. Toyota had outstanding trade accounts and other receivables by these affiliated entities in the amount of ¥247.3 billion as of March 31, 2008. Toyota had outstanding trade accounts and other payables to these affiliated entities in the amount of ¥622.8 billion as of March 31, 2008.

Toyota, from time to time, provides short- to medium-term loans to its affiliates, as well as loans under a loan program established by certain subsidiaries to assist their executives and directors with the purchase of homes. As of March 31, 2008, an aggregate amount of ¥37.3 billion in loans was outstanding to its equity-method affiliates. As of March 31, 2008, an aggregate amount of ¥28.3 billion in loans was outstanding to those of its affiliates not accounted for under the equity method, which are 20% to 50% owned by Toyota. As of March 31, 2008, the largest loan outstanding to any such equity-method affiliate was a loan of ¥27.5 billion at a fixed rate. Toyota believes that each of these loans was entered into in the ordinary course of business.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share		Price per ADS
	High	Low	High	Low
Fiscal Year Ended March 31,
2004	¥3,990	¥2,455	$75.88	$41.17
2005	4,520	3,730	82.94	65.65
2006	6,560	3,790	110.28	70.95
2007	8,350	5,430	138.00	94.52
2008	7,850	4,830	128.12	96.91

Financial Quarter Ended:
June 30, 2006	6,950	5,430	124.00	95.20
September 30, 2006	6,520	5,570	113.45	94.52
December 31, 2006	8,000	6,430	135.09	109.67
March 31, 2007	8,350	7,440	138.00	127.77
June 30, 2007	7,800	7,070	127.74	116.80
September 30, 2007	7,850	6,190	128.12	112.38
December 31, 2007	6,870	5,870	118.75	105.19
March 31, 2008	6,310	4,830	116.00	96.91

Month Ended:
December 31, 2007	6,360	5,930	114.94	105.19
January 31, 2008	5,820	4,880	108.32	96.91
February 29, 2008	6,310	5,750	116.00	105.37
March 31, 2008	5,560	4,830	109.08	99.20
April 30, 2008	5,370	4,820	103.72	95.20
May 31, 2008	5,580	5,010	105.66	97.79

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

General

Toyota’s authorized number of shares as of March 31, 2008 is 10,000,000,000, of which 3,447,997,492 shares were issued. Under the Corporation Act and Toyota’s articles of incorporation, shares must be registered and are transferable generally by delivery of share certificates. In order to assert shareholders’ rights against Toyota, a shareholder must have its name and address registered on Toyota’s register of shareholders, in accordance with Toyota’s share handling regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights.

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

A new law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within five years of the date of the promulgation. Currently, the effective date is expected to be January 5, 2009. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of Common Stock of Toyota, will be subject to the new central clearing system. On the same day, Toyota will become a company which shall not issue share certificates for its shares and all existing share certificates will become null and void and the companies are not required to withdraw those share certificates from shareholders. Thereafter, the transfer of such shares will be effected through entry in the records maintained under the new central clearing system. Only shares deposited with the Securities Center will be immediately transferable under the new clearing system. Upon the effective date, any requirement, reference and discussion relating to share certificates included in this section will not be applicable.

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

Dividends — Prescription

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

A holder of shares constituting one or more whole units is generally entitled to one vote per unit of shares subject to the limitations on voting rights set forth in this paragraph. In general, under the Corporation Act, a resolution can be adopted at a general shareholders’ meeting by a majority of the shares having voting rights represented at the meeting. The Corporation Act and Toyota’s articles of incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of the total number of outstanding shares having voting rights. Toyota’s shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder, the management of which is substantially under Toyota’s control as provided by an ordinance of the Ministry of Justice, either through the holding of voting rights or for any other reason, does not have voting rights.

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

The Corporation Act provides that a quorum of at least one-third of outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

(1)	any amendment of the articles of incorporation with certain exceptions in which a shareholders’ resolution is not required;

(2)	acquisition of its own shares from a specific party;

(3)	consolidation of shares;

(4)	any issue or transfer of its shares at a “specially favorable” price (or any issue of stock acquisition rights or bonds with stock acquisition rights at “specially favorable” conditions by Toyota) to any persons other than shareholders;

(5)	the removal of a corporate auditor;

(6)	the exemption of liability of a director or corporate auditor with certain exceptions;

(7)	a reduction of stated capital which meets certain requirements with certain exceptions;

(8)	a distribution of in-kind dividends which meets certain requirements;

(9)	dissolution, merger, or consolidation with certain exceptions in which a shareholders’ resolution is not required;

(10)	the transfer of the whole or a material part of the business;

(11)	the taking over of the entire business of any other corporation with certain exceptions in which a shareholders’ resolution is not required;

(12)	share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required; or

(13)	company split with certain exceptions in which a shareholders’ resolution is not required.

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

When such acquisition is made by Toyota from a specific party other than a subsidiary of Toyota, any other shareholder may make a demand to a representative director, more than five calendar days prior to the relevant shareholders’ meeting, that Toyota also purchase the shares held by such shareholder. However, the acquisition of its own shares at a price not exceeding the market price to be provided under an ordinance of the Ministry of Justice will not trigger the right of any shareholder to include him/her as the seller of his/her shares in such proposed purchase.

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

Report of Substantial Shareholdings

The Financial Instruments and Exchange Law of Japan and regulations under the Law require any person who has become a holder (together with its related persons) of more than 5% of the total issued shares of a company listed on any Japanese stock exchange (including ADSs representing such shares) to file with the Director of a competent Local Finance Bureau, within five business days, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in any shareholding or any change in material matters set out in reports previously filed. Any such report shall be filed with the Director of a competent Local Finance Bureau through the Electronic Disclosure for Investor’s Network (EDINET) system. Copies of any report must also be furnished to the company. For this purpose, shares issuable to a 5% or greater shareholder upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by that holder and the company’s total issued share capital.

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

Foreign investors are:

•	individuals who are exchange non-residents;

•	corporations or other organizations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

•

corporations (1) of which 50% or more of their voting rights are held directly or indirectly by individuals who are exchange non-residents and/or corporations or other organizations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside of Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

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

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of capital stock of Toyota) and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor, with certain exceptions, must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company within 15 days from and including the date of the acquisition. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which Toyota’s ADSs are issued, the Depositary is required, to the extent that in its judgment it can convert yen on a reasonable basis into dollars and transfer the resulting dollars to the United States, to convert all cash dividends that it receives in respect of deposited shares into dollars and to distribute the amount received (after deduction of applicable withholding taxes) to the holders of ADSs.

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

Japanese Taxation

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents of Japan or non-Japanese corporations without permanent establishments in Japan (“non-resident Holders”) who are holders of shares of common stock or of ADSs.

Generally, non-resident Holders are subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are, in general, not a taxable event.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is generally 20 percent, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock of Toyota) to non-resident Holders, other than any individual shareholder who holds 5 percent or more of the total issued shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before March 31, 2009, and (ii) 15 percent for dividends due and payable on or after April 1, 2009. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and 10 percent under the income tax treaties with France, the U.K. and the United States.)

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

U.S. Federal Income Taxation

U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to U.S. Holders that hold those shares of common stock or ADSs as capital assets (generally, for investment purposes).

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

Under current law, dividends received on shares and ADSs of certain foreign corporations in taxable years beginning before January 1, 2011 by non-corporate U.S. investors may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. Dividends received by non-corporate U.S. Holders with respect to shares of common stock or ADSs of Toyota are expected to be eligible for these reduced rates of tax. U.S. Holders should consult their own tax advisors regarding the eligibility of such dividends for a reduced rate of tax.

The U.S. dollar amount of a dividend paid in Japanese yen will be determined based on the Japanese yen/U.S. dollar exchange rate in effect on the date that the dividend is included in the gross income of the U.S. Holder, regardless of whether the payment is converted into U.S. dollars on that date. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date that payment is converted into U.S. dollars (or otherwise disposed of) will be treated as U.S. source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss.

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

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of common stock or ADSs will constitute income from sources outside the United States, and will generally be “passive category income” or “general category income”. Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of a Toyota dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, or alternatively as a deduction in the computation of such U.S. Holder’s taxable income, if the U.S. Holder does not elect to claim a credit for any foreign taxes paid or accrued for the taxable year. Special rules generally will apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential U.S. federal income tax rates. Additionally, special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

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

Taxation of Capital Gains and Losses

In general, upon a sale or other taxable disposition of shares of common stock or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in those shares of common stock or ADSs. A U.S. Holder generally will have an adjusted tax basis in a share of common stock or an ADS equal to its U.S. dollar cost. Subject to the passive investment company rules discussed below, gain or loss recognized on the sale or other taxable disposition of shares of common stock or ADSs generally will be capital gain or loss and, if the U.S. Holder’s holding period for those shares or ADSs exceeds one year, will be long-term capital gain or loss. Non-corporate U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. Under U.S. federal income tax law, the deduction of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder in respect of the sale or other disposition of shares of common stock or ADSs generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Toyota does not believe that it is a PFIC for U.S. federal income tax purposes, and intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually and the application of the PFIC rules to a corporation such as Toyota (which among other things is engaged in leasing and financing through several subsidiaries) is not entirely clear, no assurances can be made regarding determination of its PFIC status in the current or any future taxable year. If Toyota is determined to be a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares of common stock or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates on dividends described above if we are a PFIC either in the taxable year of the dividend or the preceding taxable year. Toyota will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.

Prospective investors should consult their own tax advisors regarding the potential application of the PFIC rules to shares of common stock or ADSs.

Non-U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to beneficial holders of shares of common stock or ADSs that are neither U.S. Holders nor partnerships, nor entities taxable as partnerships for U.S. federal income tax purposes (“Non-U.S. Holders”).

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Disclosures

Toyota is exposed to market risk from changes in foreign currency exchange rates, interest rates, certain commodity and equity security prices. In order to manage the risk arising from changes in foreign currency exchange rates and interest rates, Toyota enters into a variety of derivative financial instruments.

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

Toyota uses a value-at-risk analysis (“VAR”) to evaluate its exposure to changes in foreign currency exchange rates. The VAR of the combined foreign exchange position represents a potential loss in pre-tax earnings that was estimated to be ¥33.1 billion as of March 31, 2007 and ¥44.3 billion as of March 31, 2008. Based on Toyota’s overall currency exposure (including derivative positions), the risk during the year ended March 31, 2008 to pre-tax cash flow from currency movements was on average ¥47.0 billion, with a high of ¥53.8 billion and a low of ¥41.9 billion.

The VAR was estimated by using a Monte Carlo Simulation Method and assumed 95% confidence level on the realization date and a 10-day holding period.

Interest Rate Risk

Toyota is subject to market risk from exposures to changes in interest rates based on its financing, investing and cash management activities. Toyota enters into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. The potential decrease in fair value resulting from a hypothetical 100 basis point upward shift in interest rates would be approximately ¥99.5 billion as of March 31, 2007 and ¥110.6 billion as of March 31, 2008.

There are certain shortcomings inherent to the sensitivity analyses presented. The model assumes that interest rate changes are instantaneous parallel shifts in the yield curve. However, in reality, changes are rarely instantaneous. Although certain assets and liabilities may have similar maturities or periods to repricing, they may not react correspondingly to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may lag behind changes in market rates. Finance receivables are less susceptible to prepayments when interest rates change and, as a result, Toyota’s model does not address prepayment risk for automotive related finance receivables. However, in the event of a change in interest rates, actual loan prepayments may deviate significantly from the assumptions used in the model.

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

Equity Price Risk

Toyota holds investments in various available-for-sale equity securities that are subject to price risk. The fair value of available-for-sale equity securities was ¥1,679.8 billion as of March 31, 2007 and ¥1,177.0 billion as of March 31, 2008. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥168.0 billion as of March 31, 2007 and ¥117.7 billion as of March 31, 2008.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) DISCLOSURES CONTROLS AND PROCEDURES

Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the fiscal 2008. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the Form 20-F that Toyota files under the Exchange Act is accumulated and communicated to its management including the chief executive officer and the principal accounting and financial officer. The disclosure controls and procedures also ensures that the Form 20-F that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Fujio Cho, Toyota’s Chairman of the Board and Mitsuo Kinoshita, Toyota’s Executive Vice President, Member of the Board. Toyota’s disclosures controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Mr. Cho and Mr. Kinoshita have concluded that Toyota’s disclosure controls and procedures are effective at the reasonable assurance level.

(b) MANAGEMENT’S	ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Toyota’s management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S.GAAP. Toyota’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of Toyota’s assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S.GAAP, and that Toyota’s receipts and expenditures are being made only in accordance with authorizations of Toyota’s management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Toyota’s assets that could have a material effect on the financial statements.

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

Based on this evaluation, management concluded that Toyota’s internal control over financial reporting was effective as of March 31, 2008.

PricewaterhouseCoopers Aarata, an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Toyota’s internal control over financial reporting as of March 31, 2008, as stated in its report included herein.

(c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Toyota’s independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on the effectiveness of Toyota’s internal control over financial reporting. This report appears in Item 18.

(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in Toyota’s internal control over financial reporting during fiscal 2008 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.

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

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Aarata and the various network and member firms of PricewaterhouseCoopers to Toyota in fiscal 2008 and fiscal 2007.

	Yen in millions
	2007	2008
Audit Fees(1)	3,779	3,619
Audit-related Fees(2)	180	139
Tax Fees(3)	679	833
All Other Fees(4)	98	122
Total	4,736	4,713

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the services of annual audit, quarter reviews, semi-annual reviews and assessment and reviews of the effectiveness of internal controls over financial reporting of Toyota and its subsidiaries and affiliates; the services associated with SEC registration statements or other documents issued in connection with securities offerings such as comfort letters and consents; consultations as to the accounting or disclosure treatment of transactions or events.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include the services such as due diligence; agreed-upon or expanded audit procedures; internal control reviews and assistance; review of the effectiveness of the internal audit function; assistance with implementation of the requirements of SEC rules pursuant to the Sarbanes-Oxley Act; financial statement audits of employee benefit plans.
(3)	Tax Fees include fees billed for tax compliance services, including the services such as tax planning, advice and compliance of federal, state, local and international tax; the review of tax returns; assistance with tax audits and appeals; tax only valuation services including transfer pricing and cost segregation studies; expatriate tax assistance and compliance.
(4)	All Other Fees mainly include fees billed for risk management advisory services of assessment and testing of security infrastructure controls; advisory services relating to accounting manual and accounting control; advisory services relating to establishment of a new subsidiary; assistance with continuing education and training; services providing information related to automotive market conditions and sales networks and advisory services on information systems related to dealer controls.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of Toyota’s common stock by Toyota and its affiliated purchasers during fiscal 2008:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs[2]
April 1, 2007 – April 30, 2007	5,929	¥7,417.77	0	11,049,900
May 1, 2007 – May 31, 2007	7,351	7,308.05	8,619,200	2,430,700
June 1, 2007 – June 30, 2007	8,101	7,577.33	0	30,000,000
July 1, 2007 – July 31, 2007	19,677	7,685.91	0	30,000,000
August 1, 2007 – August 31, 2007	7,083	7,294.71	5,000,000	25,000,000
September 1, 2007 – September 30, 2007	3,439	6,585.19	0	25,000,000
October 1, 2007 – October 31, 2007	6,624	6,563.85	0	25,000,000
November 1, 2007 – November 30, 2007	5,222	6,137.17	15,000,000	10,000,000
December 1, 2007 – December 31, 2007	9,469	6,149.14	0	10,000,000
January 1, 2008 – January 31, 2008	4,631	5,751.15	0	10,000,000
February 1, 2008 – February 29, 2008	3,953	6,116.37	19,528,000	2,472,000
March 1, 2008 – March 31, 2008	2,661	4,970.80	0	2,472,000

Total	84,140	—	48,147,200	—

1	All purchases other than purchases publicly announced were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Toyota to purchase shares that are a fraction of a unit, in accordance with Toyota’s share handling regulations. Toyota is required to comply with such requests pursuant to the Corporation Act (or until the Corporation Act became effective, the Commercial Code). See “Memorandum and Articles of Association — Japanese Unit Share System.”

2	On June 23, 2006, share repurchases were approved at the ordinary general shareholders’ meeting pursuant to which Toyota may purchase during a one-year period until the next ordinary general shareholders’ meeting up to the lesser of 30,000,000 shares of common stock or the number of shares equivalent to ¥200.0 billion in cost of repurchase. This share repurchase program expired on June 22, 2007. For a discussion of past and current share repurchases, see “Business Overview — Toyota’s Strategy — Focus on Shareholder Value.”

On June 22, 2007, share repurchases were approved at the ordinary general shareholders’ meeting pursuant to which Toyota may purchase during a one-year period until the next ordinary general shareholders’ meeting up to the lesser of 30,000,000 shares of common stock or the number of shares equivalent to ¥250.0 billion in cost of repurchase. This share repurchase program expired on February 13, 2008.

On February 5, 2008, share repurchases were approved at the board of directors’ meeting pursuant to which Toyota may purchase from February 18, 2008 to February 29, 2008 up to the lesser of 12,000,000 shares of common stock or the number of shares equivalent to ¥60.0 billion in cost of repurchase. As of March 31, 2008, approximately 9,520,000 shares at a cost of ¥59.9 billion were repurchased.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Toyota Jidosha Kabushiki Kaisha

(“Toyota Motor Corporation”)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Toyota Motor Corporation and its subsidiaries at March 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits for the years ended March 31, 2007 and 2008). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Aarata

Nagoya, Japan

June 24, 2008

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2007	2008	2008
Current assets
Cash and cash equivalents	¥1,900,379	¥1,628,547	$16,255
Time deposits	26,709	134,773	1,345
Marketable securities	435,463	542,210	5,412
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥24,782 million in 2007 and ¥17,471 million ($175 million) in 2008	2,023,818	2,040,233	20,364
Finance receivables, net	4,108,139	4,301,142	42,930
Other receivables	486,170	523,533	5,225
Inventories	1,803,956	1,825,716	18,222
Deferred income taxes	551,503	563,220	5,621
Prepaid expenses and other current assets	544,274	526,853	5,259

Total current assets	11,880,411	12,086,227	120,633

Noncurrent finance receivables, net	5,894,925	5,974,756	59,634

Investments and other assets
Marketable securities and other securities investments	3,829,852	3,429,238	34,227
Affiliated companies	2,058,177	2,098,556	20,946
Employees receivables	96,742	70,776	707
Other	1,050,633	986,765	9,849

Total investments and other assets	7,035,404	6,585,335	65,729

Property, plant and equipment
Land	1,233,137	1,262,034	12,597
Buildings	3,444,764	3,580,607	35,738
Machinery and equipment	9,184,751	9,270,650	92,531
Vehicles and equipment on operating leases	2,890,369	2,922,325	29,168
Construction in progress	349,465	360,620	3,599

	17,102,486	17,396,236	173,633
Less - Accumulated depreciation	(9,338,447)	(9,584,234)	(95,661)

Property, plant and equipment, net	7,764,039	7,812,002	77,972

Total assets	¥32,574,779	¥32,458,320	$323,968

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2007	2008	2008
Current liabilities
Short-term borrowings	¥3,497,391	¥3,552,721	$35,460
Current portion of long-term debt	2,368,116	2,675,431	26,703
Accounts payable	2,211,586	2,212,773	22,086
Other payables	807,481	806,514	8,050
Accrued expenses	1,668,337	1,606,964	16,039
Income taxes payable	421,196	305,592	3,050
Other current liabilities	793,063	780,747	7,793

Total current liabilities	11,767,170	11,940,742	119,181

Long-term liabilities
Long-term debt	6,263,585	5,981,931	59,706
Accrued pension and severance costs	640,586	632,297	6,311
Deferred income taxes	1,312,400	1,099,006	10,969
Other long-term liabilities	126,702	278,150	2,777

Total long-term liabilities	8,343,273	7,991,384	79,763

Minority interest in consolidated subsidiaries	628,244	656,667	6,554

Shareholders’ equity
Common stock, no par value, authorized: 10,000,000,000 shares in 2007 and 2008; issued: 3,609,997,492 shares in 2007 and 3,447,997,492 shares in 2008	397,050	397,050	3,963
Additional paid-in capital	497,593	497,569	4,966
Retained earnings	11,764,713	12,408,550	123,850
Accumulated other comprehensive income (loss)	701,390	(241,205)	(2,407)
Treasury stock, at cost, 412,060,800 shares in 2007 and 298,717,640 shares in 2008	(1,524,654)	(1,192,437)	(11,902)

Total shareholders’ equity	11,836,092	11,869,527	118,470

Commitments and contingencies
Total liabilities and shareholders’ equity	¥32,574,779	¥32,458,320	$323,968

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2006	2007	2008	2008
Net revenues
Sales of products	¥20,059,493	¥22,670,097	¥24,820,510	$247,734
Financing operations	977,416	1,277,994	1,468,730	14,660

	21,036,909	23,948,091	26,289,240	262,394

Costs and expenses
Cost of products sold	16,335,312	18,356,255	20,452,338	204,135
Cost of financing operations	609,632	872,138	1,068,015	10,660
Selling, general and administrative	2,213,623	2,481,015	2,498,512	24,938

	19,158,567	21,709,408	24,018,865	239,733

Operating income	1,878,342	2,238,683	2,270,375	22,661

Other income (expense)
Interest and dividend income	93,970	131,939	165,676	1,654
Interest expense	(21,601)	(49,326)	(46,113)	(460)
Foreign exchange gain, net	10,789	33,005	9,172	91
Other income, net	125,860	28,215	38,112	380

	209,018	143,833	166,847	1,665

Income before income taxes, minority interest and equity in earnings of affiliated companies	2,087,360	2,382,516	2,437,222	24,326
Provision for income taxes	795,153	898,312	911,495	9,098

Income before minority interest and equity in earnings of affiliated companies	1,292,207	1,484,204	1,525,727	15,228
Minority interest in consolidated subsidiaries	(84,393)	(49,687)	(77,962)	(778)
Equity in earnings of affiliated companies	164,366	209,515	270,114	2,696

Net income	¥1,372,180	¥1,644,032	¥1,717,879	$17,146

	Yen			U.S. dollars
Net income per share
- Basic	¥421.76	¥512.09	¥540.65	$5.40

- Diluted	¥421.62	¥511.80	¥540.44	$5.39

Cash dividends per share	¥90.00	¥120.00	¥140.00	$1.40

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total shareholders’ equity
Balances at March 31, 2005	¥397,050	¥495,707	¥9,332,176	¥(80,660)	¥(1,099,323)	¥9,044,950

Issuance during the year		(457)				(457)
Comprehensive income
Net income			1,372,180			1,372,180
Other comprehensive income
Foreign currency translation adjustments				268,410		268,410
Unrealized gains on securities, net of reclassification adjustments				244,629		244,629
Minimum pension liability adjustments				4,937		4,937

Total comprehensive income						1,890,156

Dividends paid			(244,568)			(244,568)
Purchase and reissuance of common stock					(129,632)	(129,632)

Balances at March 31, 2006	397,050	495,250	10,459,788	437,316	(1,228,955)	10,560,449

Issuance during the year		2,343				2,343
Comprehensive income
Net income			1,644,032			1,644,032
Other comprehensive income
Foreign currency translation adjustments				130,746		130,746
Unrealized gains on securities, net of reclassification adjustments				38,800		38,800
Minimum pension liability adjustments				3,499		3,499

Total comprehensive income						1,817,077

Adjustment to initially apply FAS No. 158				91,029		91,029
Dividends paid			(339,107)			(339,107)
Purchase and reissuance of common stock					(295,699)	(295,699)

Balances at March 31, 2007	397,050	497,593	11,764,713	701,390	(1,524,654)	11,836,092

Issuance during the year		3,475				3,475
Comprehensive income
Net income			1,717,879			1,717,879
Other comprehensive income (loss)
Foreign currency translation adjustments				(461,189)		(461,189)
Unrealized losses on securities, net of reclassification adjustments				(347,829)		(347,829)
Pension liability adjustments				(133,577)		(133,577)

Total comprehensive income						775,284

Dividends paid			(430,860)			(430,860)
Purchase and reissuance of common stock					(314,464)	(314,464)
Retirement of common stock		(3,499)	(643,182)		646,681	—

Balances at March 31, 2008	¥397,050	¥497,569	¥12,408,550	¥(241,205)	¥(1,192,437)	¥11,869,527

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

	U.S. dollars in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total shareholders’ equity
Balances at March 31, 2007	$3,963	$4,966	$117,424	$7,001	$(15,218)	$118,136

Issuance during the year		35				35
Comprehensive income
Net income			17,146			17,146
Other comprehensive income (loss)
Foreign currency translation adjustments				(4,603)		(4,603)
Unrealized losses on securities, net of reclassification adjustments				(3,472)		(3,472)
Pension liability adjustments				(1,333)		(1,333)

Total comprehensive income						7,738

Dividends paid			(4,300)			(4,300)
Purchase and reissuance of common stock					(3,139)	(3,139)
Retirement of common stock		(35)	(6,420)		6,455	—

Balances at March 31, 2008	$3,963	$4,966	$123,850	$(2,407)	$(11,902)	$118,470

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2006	2007	2008	2008
Cash flows from operating activities
Net income	¥1,372,180	¥1,644,032	¥1,717,879	$17,146
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,211,178	1,382,594	1,491,135	14,883
Provision for doubtful accounts and credit losses	62,646	71,862	122,790	1,226
Pension and severance costs, less payments	23,860	(32,054)	(54,341)	(542)
Losses on disposal of fixed assets	54,981	50,472	45,437	454
Unrealized losses on available-for-sale securities, net	4,163	4,614	11,346	113
Deferred income taxes	33,262	132,308	81,458	813
Minority interest in consolidated subsidiaries	84,393	49,687	77,962	778
Equity in earnings of affiliated companies	(164,366)	(209,515)	(270,114)	(2,696)
Changes in operating assets and liabilities, and other
Increase in accounts and notes receivable	(297,598)	(212,856)	(206,793)	(2,064)
Increase in inventories	(248,823)	(133,698)	(149,984)	(1,497)
Increase in other current assets	(89,723)	(108,767)	(82,737)	(826)
Increase in accounts payable	188,702	104,188	62,241	621
Increase (decrease) in accrued income taxes	54,052	74,255	(118,030)	(1,178)
Increase in other current liabilities	203,075	264,490	206,911	2,065
Other	23,498	156,561	46,464	464

Net cash provided by operating activities	2,515,480	3,238,173	2,981,624	29,760

Cash flows from investing activities
Additions to finance receivables	(6,618,335)	(7,489,096)	(8,647,717)	(86,313)
Collection of finance receivables	5,635,754	6,190,661	7,223,573	72,099
Proceeds from sale of finance receivables	102,854	84,083	109,124	1,089
Additions to fixed assets excluding equipment leased to others	(1,523,459)	(1,425,814)	(1,480,570)	(14,778)
Additions to equipment leased to others	(1,106,425)	(1,264,381)	(1,279,405)	(12,770)
Proceeds from sales of fixed assets excluding equipment leased to others	89,578	64,421	67,551	674
Proceeds from sales of equipment leased to others	390,205	321,761	375,881	3,752
Purchases of marketable securities and security investments	(957,296)	(1,068,205)	(1,151,640)	(11,495)
Proceeds from sales of marketable securities and security investments	157,707	148,442	165,495	1,652
Proceeds upon maturity of marketable securities and security investments	533,325	676,729	821,915	8,204
Payment for additional investments in affiliated companies, net of cash acquired	(1,802)	(1,651)	(4,406)	(44)
Changes in investments and other assets, and other	(77,606)	(51,328)	(74,687)	(745)

Net cash used in investing activities	¥(3,375,500)	¥(3,814,378)	¥(3,874,886)	$(38,675)

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2006	2007	2008	2008
Cash flows from financing activities
Purchase of common stock	¥(129,629)	¥(295,699)	¥(311,667)	$(3,111)
Proceeds from issuance of long-term debt	1,928,788	2,890,000	3,349,812	33,434
Payments of long-term debt	(1,187,506)	(1,726,823)	(2,310,008)	(23,056)
Increase in short-term borrowings	509,826	353,397	408,912	4,081
Dividends paid	(244,568)	(339,107)	(430,860)	(4,300)

Net cash provided by financing activities	876,911	881,768	706,189	7,048

Effect of exchange rate changes on cash and cash equivalents	68,743	25,429	(84,759)	(846)

Net increase (decrease) in cash and cash equivalents	85,634	330,992	(271,832)	(2,713)
Cash and cash equivalents at beginning of year	1,483,753	1,569,387	1,900,379	18,968

Cash and cash equivalents at end of year	¥1,569,387	¥1,900,379	¥1,628,547	$16,255

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

Significant accounting policies after reflecting adjustments for the above are as follows:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiary companies. All significant intercompany transactions and accounts have been eliminated. Investments in affiliated companies in which Toyota exercises significant influence, but which it does not control, are stated at cost plus equity in undistributed earnings. Consolidated net income includes Toyota’s equity in current earnings of such companies, after elimination of unrealized intercompany profits. Investments in non-public companies in which Toyota does not exercise significant influence (generally less than a 20% ownership interest) are stated at cost. The accounts of variable interest entities as defined by the Financial Accounting Standard Board Interpretation No. 46(R), Consolidation of Variable Interest Entities (revised December 2003) - an interpretation of ARB No.51 (“FIN 46(R)”), are included in the consolidated financial statements, if applicable.

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

Other costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥397,599 million, ¥451,182 million and ¥484,508 million ($4,836 million) for the years ended March 31, 2006, 2007 and 2008, respectively.

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

Research and development costs are expensed as incurred and ¥812,648 million, ¥890,782 million and ¥958,882 million ($9,571 million) for the years ended March 31, 2006, 2007 and 2008, respectively.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories -

Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” (“LIFO”) basis. Inventories valued on the LIFO basis totaled ¥357,055 million and ¥283,735 million ($2,832 million) at March 31, 2007 and 2008, respectively. Had the “first-in, first-out” basis been used for those companies using the LIFO basis, inventories would have been ¥13,780 million and ¥30,360 million ($303 million) higher than reported at March 31, 2007 and 2008, respectively.

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

Long-lived assets -

Toyota reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the carrying value of the asset over its fair value. Fair value is determined mainly using a discounted cash flow valuation method.

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

Prior to the adoption of FAS 123(R), Toyota measured compensation expense using the intrinsic value method under the recognition and measurement principles of the Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related Interpretations. No stock-based compensation expense was reflected in net income, as all options granted under Toyota’s stock-based compensation plan had an exercise price higher than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share for the prior year to the adoption of FAS 123(R) that ended March 31, 2006, if the company had applied the fair value recognition provisions of FAS No. 123, Accounting for Stock-Based Compensation (“FAS 123”), to stock-based employee compensation. See note 18 to the consolidated financial statements for weighted-average assumptions used in option pricing model.

Yen in millions
For the year ended March 31,
2006
Net income
As reported	¥1,372,180
Deduct: Total stock-based compensation expenses determined under fair value based method for all awards, net of related tax effects	(1,449)

Pro forma	¥1,370,731

Net income per share
- Basic
As reported	¥421.76
Pro forma	421.32

- Diluted
As reported	¥421.62
Pro forma	421.18

Other comprehensive income -

Other comprehensive income refers to revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States of America are included in comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders’ equity. Toyota’s other comprehensive income is primarily comprised of unrealized gains/losses on marketable securities designated as available-for-sale, foreign currency translation adjustments and adjustments attributed to pension liabilities or minimum pension liabilities associated with Toyota’s defined benefit pension plans.

Accounting changes -

In February 2006, the Financial Accounting Standard Board (“FASB”) issued FAS No. 155, Accounting for Certain Hybrid Instruments (“FAS 155”), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with FAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”). The

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement also subjects beneficial interests issued by securitization vehicles to the requirements of FAS 133. Toyota adopted FAS 155 from the fiscal year begun after September 15, 2006. The adoption of FAS 155 did not have material impact on Toyota’s consolidated financial statements.

In March 2006, FASB issued FAS No. 156, Accounting for Servicing of Financial Assets (“FAS 156”), which amends FAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”), with respect to the accounting for separately recognized servicing assets and servicing liabilities. Toyota adopted FAS 156 from the fiscal year begun after September 15, 2006. The adoption of FAS 156 did not have material impact on Toyota’s consolidated financial statements.

In June 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in tax positions and requires a company to recognize in its financial statements, the impact of a tax position, if that position is more likely than not to be sustained on audit, based on the technical merits of the position. Toyota adopted FIN 48 from the fiscal year begun after December 15, 2006. See note 16 to the consolidated financial statements for the impact of the adoption of the interpretation on Toyota’s consolidated financial statements.

Recent pronouncements to be adopted in future periods –

In September 2006, FASB issued FAS No. 157, Fair Value Measurements (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal year beginning after November 15, 2007. Management does not expect this Statement to have a material impact on Toyota’s consolidated financial statements.

In September 2006, FASB issued FAS 158. FAS 158 requires employers to measure the funded status of their defined benefit postretirement plans as of the date of their year-end statement of financial position. This provision in FAS 158 regarding a measurement date is effective for fiscal year ending after December 15, 2008. Management does not expect this provision to have a material impact on Toyota’s consolidated financial statements.

In February 2007, FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115 (“FAS 159”). FAS 159 permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis and subsequent change in fair value must be recorded in earnings at each reporting date. FAS 159 is effective for fiscal year beginning after November 15, 2007. Management is evaluating the impact of adopting FAS 159 on Toyota’s consolidated financial statements.

In December 2007, FASB issued FAS No. 141(R), Business Combinations (“FAS 141(R)”). FAS 141(R) establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest, and the goodwill acquired in a business combination or a gain from a bargain purchase. Also, FAS 141(R) provides several new disclosure requirements that enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective to business combinations on and after the beginning of fiscal year beginning on or after December 15, 2008. The impact of adopting FAS 141(R) on Toyota’s consolidated financial statements will depend on the nature and significance of any acquisitions in the future period.

In December 2007, FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (“FAS 160”). FAS 160 amends the guidance in Accounting Reserch

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Bulletin (“ARB”) No. 51, Consolidated Financial Statements (“ARB 51”), to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 is effective for fiscal year beginning on or after December 15, 2008. The presentation and disclosure requirements shall be applied retrospectively for all periods presented in the consolidated financial statements in which FAS 160 is initially applied. Management is evaluating the impact of adopting FAS 160 on Toyota’s consolidated financial statements.

In March 2008, FASB issued FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“FAS 161”). FAS 161 changes and enhances the current disclosure requirements for derivative instruments and hedging activities under FAS 133. FAS 161 is effective for financial statements for fiscal years beginning after November 15, 2008. Management does not expect this Statement to have a material impact on Toyota’s consolidated financial statements.

Reclassifications -

During the year ended March 31, 2008, certain leases that historically have been accounted for as operating leases, were corrected to be accounted for as finance leases. This resulted in the recognition of current and noncurrent finance receivables and revenue from financing operations related to finance leases, and the derecognition of vehicles and equipment on operating leases, accumulated depreciation, revenue from financing operations related to operating leases, cost of financing operations including depreciation expense, cash provided by operating activities and cash used in investing activities, as of and for the year ended March 31, 2008. Certain prior year amounts have been reclassified to conform to the presentations as of and for the year ended March 31, 2008. At March 31, 2007, the adjustments resulted in an increase in current assets and a decrease in noncurrent assets. For the years ended March 31, 2006 and 2007, the adjustments resulted in decreases to both additions to equipment leased to others and proceeds from sales of equipment leased to others, and increases to both additions to finance receivables and collection of finance receivables. These adjustments are immaterial to Toyota’s consolidated financial statements for all periods presented.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥100.19 = U.S. $1, the approximate current exchange rate at March 31, 2008, was used for the translation of the accompanying consolidated financial amounts of Toyota as of and for the year ended March 31, 2008.

4. Supplemental cash flow information:

Cash payments for income taxes were ¥730,469 million, ¥741,798 million and ¥921,798 million ($9,200 million) for the years ended March 31, 2006, 2007 and 2008, respectively. Interest payments during the years ended March 31, 2006, 2007 and 2008 were ¥332,337 million, ¥550,398 million and ¥686,215 million ($6,849 million), respectively.

Capital lease obligations of ¥6,673 million, ¥6,559 million and ¥7,401 million ($74 million) were incurred for the years ended March 31, 2006, 2007 and 2008, respectively.

5. Acquisitions and dispositions:

During the years ended March 31, 2006, 2007 and 2008, Toyota made several acquisitions, however the assets acquired and liabilities assumed were not material.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value are as follows:

	Yen in millions
	March 31, 2007
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	¥2,454,283	¥18,141	¥12,172	¥2,460,252
Equity securities	859,628	821,518	1,259	1,679,887

Total	¥3,313,911	¥839,659	¥13,431	¥4,140,139

Securities not practicable to determine fair value
Debt securities	¥24,322
Equity securities	100,854

Total	¥125,176

	Yen in millions
	March 31, 2008
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	¥2,602,951	¥52,345	¥4,673	¥2,650,623
Equity securities	853,174	342,596	18,681	1,177,089

Total	¥3,456,125	¥394,941	¥23,354	¥3,827,712

Securities not practicable to determine fair value
Debt securities	¥30,239
Equity securities	113,497

Total	¥143,736

	U.S. dollars in millions
	March 31, 2008
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	$25,980	$523	$47	$26,456
Equity securities	8,515	3,419	186	11,748

Total	$34,495	$3,942	$233	$38,204

Securities not practicable to determine fair value
Debt securities	$302
Equity securities	1,133

Total	$1,435

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unrealized losses continuing over a 12 month period or more in the aggregate were not material at March 31, 2007 and 2008.

At March 31, 2007 and 2008, debt securities classified as available-for-sale mainly consist of government bonds and corporate debt securities with maturities from 1 to 10 years.

Proceeds from sales of available-for-sale securities were ¥157,707 million, ¥148,442 million and ¥165,495 million ($1,652 million) for the years ended March 31, 2006, 2007 and 2008, respectively. On those sales, gross realized gains were ¥2,104 million, ¥8,832 million and ¥18,766 million ($187 million) and gross realized losses were ¥1,207 million, ¥317 million and ¥21 million ($0 million), respectively.

During the year ended March 31, 2006, in accordance with EITF Issue No. 91-5, Nonmonetary Exchange of Cost-Method Investments, Toyota reclassified ¥143,366 million of gain from Unrealized gains on securities included in “Accumulated other comprehensive income” on the consolidated balance sheet to Other income included in “Other income, net” on the consolidated statement of income. The gain was recognized based on the merger between UFJ Holdings, Inc. and Mitsubishi Tokyo Financial Group, Inc. on October 1, 2005, and determined as the amount between the cost of the pre-merger entity, UFJ Holdings, Inc. common shares which Toyota had continuously held and the fair market value of the post-merger entity, Mitsubishi UFJ Financial Group, Inc. common shares which Toyota received in exchange for UFJ Holdings, Inc. common shares. The gain was non-cash gain and included in the cost of the available-for-sale equity securities.

During the years ended March 31, 2006, 2007 and 2008, Toyota recognized impairment losses on available-for-sale securities of ¥4,163 million, ¥4,614 million, and ¥11,346 million ($113 million), respectively, which are included in “Other income, net” in the accompanying consolidated statements of income.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Finance receivables:

Finance receivables consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2007	2008	2008
Retail	¥7,005,631	¥6,959,479	$69,463
Finance leases	1,061,738	1,160,401	11,582
Wholesale and other dealer loans	2,342,926	2,604,411	25,995

	10,410,295	10,724,291	107,040
Deferred origination costs	108,076	106,678	1,065
Unearned income	(403,191)	(437,365)	(4,366)
Allowance for credit losses	(112,116)	(117,706)	(1,175)

Total finance receivables, net	10,003,064	10,275,898	102,564
Less - Current portion	(4,108,139)	(4,301,142)	(42,930)

Noncurrent finance receivables, net	¥5,894,925	¥5,974,756	$59,634

The contractual maturities of retail receivables, the future minimum lease payments on finance leases and wholesale and other dealer loans at March 31, 2008 are summarized as follows:

	Yen in millions			U.S. dollars in millions
Years ending March 31,	Retail	Finance lease	Wholesale and other dealer loans	Retail	Finance lease	Wholesale and other dealer loans
2009	¥1,992,899	¥272,261	¥2,109,716	$19,891	$2,718	$21,057
2010	1,744,911	195,266	143,833	17,416	1,949	1,436
2011	1,442,464	173,664	104,150	14,398	1,733	1,040
2012	965,618	74,552	75,085	9,638	744	749
2013	530,228	21,607	72,583	5,292	216	724
Thereafter	283,359	1,436	99,044	2,828	14	989

	¥6,959,479	¥738,786	¥2,604,411	$69,463	$7,374	$25,995

Finance leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2007	2008	2008
Minimum lease payments	¥679,311	¥738,786	$7,374
Estimated unguaranteed residual values	382,427	421,615	4,208

	1,061,738	1,160,401	11,582
Deferred origination costs	3,348	4,414	44
Less - Unearned income	(100,035)	(118,831)	(1,186)
Less - Allowance for credit losses	(4,999)	(4,592)	(46)

Finance leases, net	¥960,052	¥1,041,392	$10,394

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

During the year ended March 31, 2008, Toyota sold mortgage loan receivables, while no other retail and finance lease receivables were securitized.

The following table summarizes certain cash flows received from and paid to the securitization trusts for the years ended March 31, 2006, 2007 and 2008.

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2006	2007	2008	2008
Proceeds from new securitizations, net of purchased and retained securities	¥88,698	¥69,018	¥91,385	$912
Servicing fees received	2,297	1,881	1,682	17
Excess interest received from interest only strips	4,219	2,818	1,865	19
Repurchases of receivables	(50,086)	—	(4,681)	(47)
Servicing advances	(453)	(234)	(114)	(1)
Reimbursement of servicing and maturity advances	793	234	114	1

Toyota sold finance receivables under the program and recognized pretax gains resulting from these sales of ¥837 million, ¥1,589 million and ¥1,688 million ($17 million) for the years ended March 31, 2006, 2007 and 2008, respectively, after providing an allowance for estimated credit losses. The gain on sale recorded depends on the carrying amount of the assets at the time of the sale. The carrying amount is allocated between the assets sold and the retained interests based on their relative fair values at the date of the sale. The key economic assumptions initially and subsequently measuring the fair value of retained interests include the market interest rate environment, severity and rate of credit losses, and the prepayment speed of the receivables. All key economic assumptions used in the valuation of the retained interests are reviewed periodically and are revised as considered necessary.

At March 31, 2007 and 2008, Toyota’s retained interests relating to these securitizations include interest in trusts, interest-only strips, and other receivables, amounting to ¥16,033 million and ¥23,876 million ($238 million), respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota recorded no impairments on retained interests for the years ended March 31, 2006, 2007 and 2008. Impairments are calculated, if any, by discounting cash flows using management’s estimates and other key economic assumptions.

Key economic assumptions used in measuring the fair value of retained interests at the sale date of securitization transactions completed during the years ended March 31, 2006, 2007 and 2008 were as follows:

	For the years ended March 31,
	2006	2007	2008
Prepayment speed related to securitizations	0.7% - 1.4%	0.7% - 1.4%	6.0%
Weighted-average life (in years)	1.72 - 2.06	1.90 - 2.57	9.00
Expected annual credit losses	0.05% - 0.18%	0.05% - 0.12%	0.05%
Discount rate used on the retained interests	5.0%	5.0%	3.8%

Expected cumulative static pool losses over the life of the securitizations are calculated by taking actual life to date losses plus projected losses and dividing the sum by the original balance of each pool of assets. Expected cumulative static pool credit losses for finance receivables securitized for the years ended March 31, 2006, 2007 and 2008 were 0.19%, 0.16% and 0.26%, respectively.

The key economic assumptions and the sensitivity of the current fair value of the retained interest to an immediate 10 and 20 percent adverse change in those economic assumptions are presented below.

	Yen in millions	U.S. dollars in millions
	March 31, 2008	March 31, 2008
Prepayment speed assumption (annual rate)	0.5% - 6.0%
Impact on fair value of 10% adverse change	¥(302)	$(3)
Impact on fair value of 20% adverse change	(514)	(5)
Residual cash flows discount rate (annual rate)	3.3% - 6.0%
Impact on fair value of 10% adverse change	¥(708)	$(7)
Impact on fair value of 20% adverse change	(1,376)	(14)
Expected credit losses (annual rate)	0.05% - 0.18%
Impact on fair value of 10% adverse change	¥(14)	$(0)
Impact on fair value of 20% adverse change	(29)	(0)

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Outstanding receivable balances and delinquency amounts for managed retail and lease receivables, which include both owned and securitized receivables, as of March 31, 2007 and 2008 are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2007	2008	2008
Principal amount outstanding	¥7,839,445	¥7,867,964	$78,530
Delinquent amounts over 60 days or more	58,662	79,313	792

Comprised of:
Receivables owned	¥7,664,178	¥7,682,515	$76,679
Receivables securitized	175,267	185,449	1,851

Credit losses, net of recoveries attributed to managed retail and lease receivables for the years ended March 31, 2006, 2007 and 2008 totaled ¥46,427 million, ¥63,428 million and ¥93,036 million ($929 million), respectively.

8. Other receivables:

Other receivables relate to arrangements with certain component manufacturers whereby Toyota procures inventory for these component manufactures and is reimbursed for the related purchases.

9. Inventories:

Inventories consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2007	2008	2008
Finished goods	¥1,204,521	¥1,211,569	$12,093
Raw materials	291,006	299,606	2,990
Work in process	236,749	239,937	2,395
Supplies and other	71,680	74,604	744

	¥1,803,956	¥1,825,716	$18,222

10. Vehicles and equipment on operating leases:

Vehicles and equipment on operating leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2007	2008	2008
Vehicles	¥2,783,706	¥2,814,706	$28,094
Equipment	106,663	107,619	1,074

	2,890,369	2,922,325	29,168
Less - Accumulated depreciation	(640,997)	(718,207)	(7,169)

Vehicles and equipment on operating leases, net	¥2,249,372	¥2,204,118	$21,999

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rental income from vehicles and equipment on operating leases was ¥395,870 million, ¥508,095 million and ¥588,262 million ($5,871 million) for the years ended March 31, 2006, 2007 and 2008, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2009	¥490,471	$4,895
2010	338,887	3,382
2011	175,286	1,750
2012	53,750	537
2013	12,935	129
Thereafter	8,095	81

Total minimum future rentals	¥1,079,424	$10,774

The future minimum rentals as shown above should not be considered indicative of future cash collections.

11. Allowance for doubtful accounts and credit losses:

An analysis of activity within the allowance for doubtful accounts relating to trade accounts and notes receivable for the years ended March 31, 2006, 2007 and 2008 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2006	2007	2008	2008
Allowance for doubtful accounts at beginning of year	¥55,751	¥62,088	¥58,066	$580
Provision for doubtful accounts, net of reversal	10,361	(841)	357	3
Write-offs	(1,819)	(3,154)	(3,348)	(33)
Other	(2,205)	(27)	(3,012)	(30)

Allowance for doubtful accounts at end of year	¥62,088	¥58,066	¥52,063	$520

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments for the years ended March 31, 2006, 2007 and 2008.

A portion of the allowance for doubtful accounts balance at March 31, 2007 and 2008 totaling ¥33,284 million and ¥34,592 million ($345 million), respectively, is attributed to certain non-current receivable balances which are reported as other assets in the consolidated balance sheets.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

An analysis of the allowance for credit losses relating to finance receivables and vehicles and equipment on operating leases for the years ended March 31, 2006, 2007 and 2008 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2006	2007	2008	2008
Allowance for credit losses at beginning of year	¥91,829	¥101,383	¥112,116	$1,119
Provision for credit losses	52,285	72,703	122,433	1,222
Charge-offs, net of recoveries	(50,324)	(63,879)	(88,902)	(887)
Other	7,593	1,909	(27,941)	(279)

Allowance for credit losses at end of year	¥101,383	¥112,116	¥117,706	$1,175

The other amount primarily includes the impact of currency translation adjustments for the years ended March 31, 2006, 2007 and 2008.

12. Affiliated companies and variable interest entities:

Investments in and transactions with affiliated companies -

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2007	2008	2008
Current assets	¥7,355,056	¥8,067,295	$80,520
Noncurrent assets	11,352,883	10,689,963	106,697

Total assets	¥18,707,939	¥18,757,258	$187,217

Current liabilities	¥5,753,115	¥6,012,270	$60,009
Long-term liabilities	5,945,795	5,619,997	56,093
Shareholders’ equity	7,009,029	7,124,991	71,115

Total liabilities and shareholders’ equity	¥18,707,939	¥18,757,258	$187,217

Toyota’s share of shareholders’ equity	¥2,027,281	¥2,065,778	$20,619

Number of affiliated companies accounted for by the equity method at end of period	56	55

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2006	2007	2008	2008
Net revenues	¥18,332,304	¥23,368,250	¥26,511,831	$264,616

Gross profit	¥2,197,699	¥2,642,377	¥3,081,366	$30,755

Net income	¥559,686	¥701,816	¥870,528	$8,689

Entities comprising a significant portion of Toyota’s investment in affiliated companies include Denso Corporation; Aioi Insurance Co., Ltd.; Toyota Industries Corporation; Aisin Seiki Co., Ltd.; and Toyota Tsusho Corporation.

Certain affiliated companies accounted for by the equity method with carrying amounts of ¥1,683,093 million and ¥1,677,617 million ($16,744 million) at March 31, 2007 and 2008, respectively, were quoted on various established markets at an aggregate value of ¥2,800,848 million and ¥2,229,321 million ($22,251 million), respectively.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2007	2008	2008
Trade accounts and notes receivable, and other receivables	¥256,761	¥247,311	$2,468
Accounts payable and other payables	605,598	622,830	6,216

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2006	2007	2008	2008
Net revenues	¥1,394,071	¥1,475,220	¥1,693,969	$16,908
Purchases	3,356,626	4,028,260	4,525,049	45,165

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2006, 2007 and 2008 were ¥30,011 million, ¥45,234 million and ¥76,351 million ($762 million), respectively.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2007 and 2008 consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2007	2008	2008
Loans, principally from banks, with a weighted-average interest at March 31, 2007 and March 31, 2008 of 3.17% and of 3.36% per annum, respectively	¥1,055,918	¥1,226,717	$12,244
Commercial paper with a weighted-average interest at March 31, 2007 and March 31, 2008 of 4.95% and of 3.76% per annum, respectively	2,441,473	2,326,004	23,216

	¥3,497,391	¥3,552,721	$35,460

As of March 31, 2008, Toyota has unused short-term lines of credit amounting to ¥2,629,245 million ($26,243 million) of which ¥768,877 million ($7,674 million) related to commercial paper programs. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

Long-term debt at March 31, 2007 and 2008 comprises the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2007	2008	2008
Unsecured loans, representing obligations principally to banks, due 2007 to 2027 in 2007 and due 2008 to 2028 in 2008 with interest ranging from 0.20% to 18.00% per annum in 2007 and from 0.17% to 28.00% per annum in 2008	¥1,009,634	¥1,016,101	$10,142
Secured loans, representing obligations principally to banks, due 2007 to 2019 in 2007 and due 2008 to 2019 in 2008 with interest ranging from 0.35% to 5.60% per annum in 2007 and from 0.35% to 5.60% per annum in 2008	14,307	15,635	156
Medium-term notes of consolidated subsidiaries, due 2007 to 2047 in 2007 and due 2008 to 2047 in 2008 with interest ranging from 0.01% to 15.25% per annum in 2007 and from 0.32% to 15.25% per annum in 2008	5,269,107	5,451,779	54,414
Unsecured notes of parent company, due 2008 to 2018 in 2007 and due 2008 to 2018 in 2008 with interest ranging from 1.33% to 3.00% per annum in 2007 and from 1.33% to 3.00% per annum in 2008	500,000	350,000	3,493
Unsecured notes of consolidated subsidiaries, due 2007 to 2031 in 2007 and due 2008 to 2031 in 2008 with interest ranging from 0.34% to 9.07% per annum in 2007 and from 0.34% to 14.00% per annum in 2008	1,787,767	1,780,284	17,769
Long-term capital lease obligations, due 2007 to 2017 in 2007 and due 2008 to 2017 in 2008, with interest ranging from 0.31% to 9.33% per annum in 2007 and from 0.31% to 10.00% per annum in 2008	50,886	43,563	435

	8,631,701	8,657,362	86,409
Less - Current portion due within one year	(2,368,116)	(2,675,431)	(26,703)

	¥6,263,585	¥5,981,931	$59,706

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2008, approximately 34%, 24%, 10% and 32% of long-term debt are denominated in U.S. dollars, Japanese yen, euros, and other currencies, respectively.

As of March 31, 2008, property, plant and equipment with a book value of ¥90,436 million ($903 million) and in addition, other assets aggregating ¥31,669 million ($316 million) were pledged as collateral mainly for certain debt obligations of subsidiaries.

The aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2009	¥2,675,431	$26,704
2010	2,305,498	23,011
2011	1,144,468	11,423
2012	764,227	7,628
2013	615,128	6,140

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. During the year ended March 31, 2008, Toyota has not received any significant such requests from these banks.

As of March 31, 2008, Toyota has unused long-term lines of credit amounting to ¥4,890,199 million ($48,809 million).

14. Product warranties:

Toyota provides product warranties for certain defects mainly resulting from manufacturing based on warranty contracts with its customers at the time of sale of products. Toyota accrues estimated warranty costs to be incurred in the future in accordance with the warranty contracts. The net change in the accrual for the product warranties for the years ended March 31, 2006, 2007 and 2008, which is included in “Accrued expenses” in the accompanying consolidated balance sheets, consist of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2006	2007	2008	2008
Liabilities for product warranties at beginning of year	¥330,552	¥377,879	¥412,452	$4,116
Payments made during year	(252,453)	(279,597)	(324,110)	(3,235)
Provision for warranties	298,719	336,543	392,349	3,916
Changes relating to pre-existing warranties	(9,457)	(29,458)	(14,155)	(141)
Other	10,518	7,085	(20,152)	(201)

Liabilities for product warranties at end of year	¥377,879	¥412,452	¥446,384	$4,455

The other amount primarily includes the impact of currency translation adjustments and the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition to product warranties above, Toyota initiates recall actions or voluntary service campaigns to repair or to replace parts which might be expected to fail from products safety perspectives or customer satisfaction standpoints. Toyota accrues costs of these activities, which are not included in the reconciliation above, based on management’s estimates.

15. Other payables:

Other payables are mainly related to purchases of property, plant and equipment and non-manufacturing purchases.

16. Income taxes:

The components of income before income taxes comprise the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2006	2007	2008	2008
Income before income taxes:
Parent company and domestic subsidiaries	¥1,159,116	¥1,412,674	¥1,522,619	$15,197
Foreign subsidiaries	928,244	969,842	914,603	9,129

	¥2,087,360	¥2,382,516	¥2,437,222	$24,326

The provision for income taxes consists of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2006	2007	2008	2008
Current income tax expense:
Parent company and domestic subsidiaries	¥451,593	¥591,840	¥491,185	$4,903
Foreign subsidiaries	310,298	174,164	338,852	3,382

Total current	761,891	766,004	830,037	8,285

Deferred income tax expense (benefit):
Parent company and domestic subsidiaries	76,503	51,740	119,333	1,191
Foreign subsidiaries	(43,241)	80,568	(37,875)	(378)

Total deferred	33,262	132,308	81,458	813

Total provision	¥795,153	¥898,312	¥911,495	$9,098

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 40.2% for the years ended March 31, 2006, 2007, and 2008. Such rate was also used to calculate the tax effects of temporary differences, which are expected to be realized in the future years. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the years ended March 31,
	2006	2007	2008
Statutory tax rate	40.2%	40.2%	40.2%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	0.4	0.5	0.6
Increase in deferred tax liabilities on undistributed earnings of foreign subsidiaries and affiliates accounted for by the equity method	2.8	3.1	4.0
Valuation allowance	(0.4)	0.1	(0.5)
Tax credits	(4.1)	(3.9)	(4.4)
Other	(0.8)	(2.3)	(2.5)

Effective income tax rate	38.1%	37.7%	37.4%

Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2007	2008	2008
Deferred tax assets
Accrued pension and severance costs	¥104,470	¥156,924	$1,566
Warranty reserves and accrued expenses	218,125	205,564	2,052
Other accrued employees’ compensation	120,004	129,472	1,292
Operating loss carryforwards for tax purposes	35,629	54,368	543
Inventory adjustments	57,698	67,904	678
Property, plant and equipment and other assets	168,535	180,922	1,806
Other	349,933	332,779	3,321

Gross deferred tax assets	1,054,394	1,127,933	11,258
Less - Valuation allowance	(95,225)	(82,191)	(820)

Total deferred tax assets	959,169	1,045,742	10,438

Deferred tax liabilities
Unrealized gains on securities	(465,280)	(279,795)	(2,793)
Undistributed earnings of foreign subsidiaries and affiliates accounted for by the equity method	(559,591)	(607,510)	(6,064)
Basis difference of acquired assets	(37,778)	(37,919)	(378)
Lease transactions	(419,259)	(405,028)	(4,042)
Gain on securities contribution to employee retirement benefit trust	(66,523)	(66,523)	(664)
Other	(80,380)	(80,230)	(801)

Gross deferred tax liabilities	(1,628,811)	(1,477,005)	(14,742)

Net deferred tax liability	¥(669,642)	¥(431,263)	$(4,304)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation allowance mainly relates to deferred tax assets of the consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2006, 2007 and 2008 consist of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2006	2007	2008	2008
Valuation allowance at beginning of year	¥102,737	¥93,629	¥95,225	$950
Additions	10,285	20,785	4,837	48
Deductions	(19,084)	(19,015)	(17,871)	(178)
Other	(309)	(174)	—	—

Valuation allowance at end of year	¥93,629	¥95,225	¥82,191	$820

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest during the years ended March 31, 2006 and 2007.

The deferred tax assets and liabilities that comprise the net deferred tax liability are included in the consolidated balance sheets as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2007	2008	2008
Deferred tax assets
Deferred income taxes (Current assets)	¥551,503	¥563,220	$5,621
Investments and other assets - other	98,043	111,477	1,113

Deferred tax liabilities
Other current liabilities	(6,788)	(6,954)	(69)
Deferred income taxes (Long-term liabilities)	(1,312,400)	(1,099,006)	(10,969)

Net deferred tax liability	¥(669,642)	¥(431,263)	$(4,304)

Because management intends to reinvest undistributed earnings of foreign subsidiaries to the extent not expected to be remitted in the foreseeable future, management has made no provision for income taxes on those undistributed earnings aggregating ¥2,751,054 million ($27,458 million) as of March 31, 2008. Toyota estimates an additional tax provision of ¥227,517 million ($2,271 million) would be required if the full amount of those undistributed earnings became subject to Japanese taxes.

Operating loss carryforwards for tax purposes attributed to consolidated subsidiaries as of March 31, 2008 were approximately ¥155,320 million ($1,550 million) and are available as an offset against future taxable income of such subsidiaries. The majority of these carryforwards expire in years 2009 to 2028.

Toyota adopted FIN 48 on April 1, 2007. The adoption of FIN 48 did not result in a cumulative-effect adjustment to retained earnings balance as of April 1, 2007.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the gross unrecognized tax benefits changes for the year ended March 31, 2008, is as follows:

	Yen in millions	U.S. dollars in millions
	For the year ended March 31,	For the year ended March 31,
	2008	2008
Balance at beginning of year	¥29,639	$296
Reductions based on tax positions related to the current year	(424)	(4)
Additions for tax positions of prior years	25,954	259
Reductions for tax positions of prior years	(8,771)	(88)
Reductions for tax positions related to lapse of statute of limitations	(30)	(0)
Reductions for settlement	(4,618)	(46)
Other	(4,028)	(40)

Balance at end of year	¥37,722	$377

The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was not material at March 31, 2008. Toyota does not believe it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

Interest and penalties related to income tax liabilities are included in “Other income, net”. The amounts of interest and penalties accrued as of and recognized for the year ended March 31, 2008 were not material.

Toyota remains subject to income tax examination for the tax returns related to the years beginning on and after January 1, 2000, with various tax jurisdictions including Japan.

17. Shareholders’ equity:

Changes in the number of shares of common stock issued have resulted from the following:

	For the years ended March 31,
	2006	2007	2008
Common stock issued
Balance at beginning of year	3,609,997,492	3,609,997,492	3,609,997,492
Issuance during the year	—	—	—
Purchase and retirement	—	—	(162,000,000)

Balance at end of year	3,609,997,492	3,609,997,492	3,447,997,492

The Corporation Act provides that an amount equal to 10% of distributions from surplus paid by the parent company and its Japanese subsidiaries be appropriated as a capital reserve or a retained earnings reserve. No further appropriations are required when the total amount of the capital reserve and the retained earnings reserve reaches 25% of stated capital.

The retained earnings reserve included in retained earnings as of March 31, 2007 and 2008 was ¥151,102 million and ¥160,229million ($1,599 million), respectively. The Corporation Act provides that the retained earnings reserve of the parent company and its Japanese subsidiaries is restricted and unable to be used for dividend payments, and is excluded from the calculation of the profit available for dividend.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts of statutory retained earnings of the parent company available for dividend payments to shareholders were ¥5,680,249 million and ¥6,073,271 million ($60,618 million) as of March 31, 2007 and 2008, respectively. In accordance with customary practice in Japan, the distributions from surplus are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings at March 31, 2008 include amounts representing year-end cash dividends of ¥236,196 million ($2,357 million), ¥75 ($0.75) per share, which were approved at the Ordinary General Shareholders’ Meeting, held on June 24, 2008.

Retained earnings at March 31, 2008 include ¥1,427,712 million ($14,250 million) relating to equity in undistributed earnings of companies accounted for by the equity method.

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

On June 23, 2005, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to purchase up to 65 million shares of its common stock at a cost up to ¥250,000 million during the period until the next Ordinary General Shareholders’ Meeting which was held on June 23, 2006. As a result, the parent company repurchased approximately 38 million shares during the approved period of time.

On June 23, 2006, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to purchase up to 30 million shares of its common stock at a cost up to ¥200,000 million during the purchase period of one year from the following day. As a result, the parent company repurchased approximately 28 million shares during the approved period of time.

On June 22, 2007, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to purchase up to 30 million shares of its common stock at a cost up to ¥250,000 million during the purchase period of one year from the following day. As a result, the parent company repurchased 30 million shares during the approved period of time.

On February 5, 2008, the Board of Directors resolved to purchase up to 12 million shares of its common stock at a cost up to ¥60,000 million in accordance with the Corporation Act. As a result, the parent company repurchased approximately 10 million shares.

On the same date, the Board of Directors also resolved to retire 162 million shares of its common stock, and then the parent company retired its common stock on March 31, 2008. This retirement, in accordance with the Corporation Act and related regulations, is treated as a reduction from additional paid-in capital and retained earnings. As a result, treasury stock, additional paid-in capital and retained earnings decreased by ¥646,681 million ($6,455 million), ¥3,499 million ($35 million) and ¥643,182 million ($6,420 million), respectively.

On June 24, 2008, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to purchase up to 30 million shares of its common stock at a cost up to ¥200,000 million during the purchase period of one year from the following day. These approvals by the shareholders are not required under the current regulation.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Detailed components of accumulated other comprehensive income (loss) at March 31, 2007 and 2008 and the related changes, net of taxes for the years ended March 31, 2006, 2007 and 2008 consist of the following:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains on securities	Minimum pension liability adjustments	Pension liability adjustments	Accumulated other comprehensive income (loss)
Balances at March 31, 2005	¥(439,333)	¥375,379	¥(16,706)	¥—	¥(80,660)

Other comprehensive income	268,410	244,629	4,937	—	517,976

Balances at March 31, 2006	(170,923)	620,008	(11,769)	—	437,316

Other comprehensive income	130,746	38,800	3,499	—	173,045
Adjustment to initially apply FAS 158	—	—	8,270	82,759	91,029

Balances at March 31, 2007	(40,177)	658,808	—	82,759	701,390

Other comprehensive income (loss)	(461,189)	(347,829)	—	(133,577)	(942,595)

Balances at March 31, 2008	¥(501,366)	¥310,979	¥—	¥(50,818)	¥(241,205)

	U.S. dollars in millions
	Foreign currency translation adjustments	Unrealized gains on securities	Minimum pension liability adjustments	Pension liability adjustments	Accumulated other comprehensive income (loss)
Balances at March 31, 2007	$(401)	$6,576	$—	$826	$7,001
Other comprehensive income (loss)	(4,603)	(3,472)	—	(1,333)	(9,408)

Balances at March 31, 2008	$(5,004)	$3,104	$—	$(507)	$(2,407)

Tax effects allocated to each component of other comprehensive income for the years ended March 31, 2006, 2007 and 2008 are as follows:

	Yen in millions
	Pre-tax amount	Tax amount	Net-of-tax amount
For the year ended March 31, 2006
Foreign currency translation adjustments	¥272,214	¥(3,804)	¥268,410
Unrealized gains on securities:
Unrealized net holding gains arising for the year	555,789	(223,427)	332,362
Less: reclassification adjustments for gains included in net income	(146,710)	58,977	(87,733)
Minimum pension liability adjustments	8,260	(3,323)	4,937

Other comprehensive income	¥689,553	¥(171,577)	¥517,976

For the year ended March 31, 2007
Foreign currency translation adjustments	¥133,835	¥(3,089)	¥130,746
Unrealized gains on securities:
Unrealized net holding gains arising for the year	78,055	(31,378)	46,677
Less: reclassification adjustments for gains included in net income	(13,172)	5,295	(7,877)
Minimum pension liability adjustments	5,854	(2,355)	3,499

Other comprehensive income	¥204,572	¥(31,527)	¥173,045

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	Pre-tax amount	Tax amount	Net-of-tax amount
For the year ended March 31, 2008
Foreign currency translation adjustments	¥(460,723)	¥(466)	¥(461,189)
Unrealized losses on securities:
Unrealized net holding losses arising for the year	(545,555)	219,313	(326,242)
Less: reclassification adjustments for gains included in net income	(36,099)	14,512	(21,587)
Pension liability adjustments	(221,142)	87,565	(133,577)

Other comprehensive income (loss)	¥(1,263,519)	¥320,924	¥(942,595)

	U.S. dollars in millions
	Pre-tax amount	Tax amount	Net-of-tax amount
For the year ended March 31, 2008
Foreign currency translation adjustments	$(4,598)	$(5)	$(4,603)
Unrealized losses on securities:
Unrealized net holding losses arising for the year	(5,445)	2,189	(3,256)
Less: reclassification adjustments for gains included in net income	(361)	145	(216)
Pension liability adjustments	(2,207)	874	(1,333)

Other comprehensive income (loss)	$(12,611)	$3,203	$(9,408)

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

On June 24, 2008, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved the authorization of an additional up to 3,700,000 shares for issuance under the Toyota’s stock option plan for directors, officers and employees of the parent company, its subsidiaries and affiliates.

Toyota adopted FAS 123(R) in fiscal year beginning from April 1, 2006. For the years ended March 31, 2007 and 2008, Toyota recognized stock-based compensation expenses for stock options of ¥1,936 million and ¥3,273 million ($33 million) as selling, general and administrative expenses.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average grant-date fair value of options granted during the years ended March 31, 2006, 2007 and 2008 was ¥723, ¥1,235, and ¥1,199 ($12), respectively. Before March 31, 2006, the fair value of options granted was amortized over the option vesting period in determining the pro forma net income described in note 2 to the consolidated financial statements. On and after April 1, 2006, the fair value of options granted is amortized over the option vesting period in determining net income in the consolidated statements of income. The grant-date fair value of options granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2006	2007	2008
Dividend rate	2.1%	1.5%	1.7%
Risk-free interest rate	0.7%	1.4%	1.3%
Expected volatility	27%	27%	23%
Expected holding period (years)	4.0	5.0	5.0

The following table summarizes Toyota’s stock option activity:

		Yen		Yen in millions
	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life in years	Aggregate intrinsic value
Options outstanding at March 31, 2005	5,500,300	¥ 3,802	3.86

Granted	2,104,000	4,377
Exercised	(1,354,000)	3,052
Canceled	(1,463,400)	4,085

Options outstanding at March 31, 2006	4,786,900	4,180	4.52

Granted	3,176,000	6,140
Exercised	(1,233,100)	4,008
Canceled	(437,100)	4,590

Options outstanding at March 31, 2007	6,292,700	5,175	5.53	¥14,947

Granted	3,264,000	7,278
Exercised	(792,100)	4,208
Canceled	(423,000)	6,196

Options outstanding at March 31, 2008	8,341,600	¥ 6,038	5.71	¥1,753

Options exercisable at March 31, 2006	946,900	¥ 3,078	3.09
Options exercisable at March 31, 2007	1,282,700	¥ 3,990	2.90	¥4,567
Options exercisable at March 31, 2008	2,354,600	¥ 4,225	2.76	¥1,753

The total intrinsic value of options exercised for the years ended March 31, 2006, 2007 and 2008 was ¥3,273 million, ¥3,866 million and ¥1,651 million ($16 million), respectively.

As of March 31, 2008, there were unrecognized compensation expenses of ¥2,677 million ($27 million) for stock options granted. Those expenses are expected to be recognized over a weighted-average period of 1.1 years.

Cash received from the exercise of stock options for the years ended March 31, 2006, 2007 and 2008 was ¥4,133 million, ¥4,942 million and ¥3,333 million ($33 million), respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information for options outstanding and options exercisable at March 31, 2008:

	Outstanding				Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price	Weighted- average exercise price
Yen		Yen	Dollars	Years		Yen	Dollars
¥2,958 – 4,500	1,754,900	¥4,118	$41	2.90	1,754,900	¥4,118	$41
4,501 – 7,278	6,586,700	6,549	65	6.46	599,700	4,541	45

2,958 – 7,278	8,341,600	6,038	60	5.71	2,354,600	4,225	42

19. Employee benefit plans:

Pension and severance plans -

Upon terminations of employment, employees of the parent company and subsidiaries in Japan are entitled, under the retirement plans of each company, to lump-sum indemnities or pension payments, based on current rates of pay and lengths of service or the number of “points” mainly determined by those. Under normal circumstances, the minimum payment prior to retirement age is an amount based on voluntary retirement. Employees receive additional benefits on involuntary retirement, including retirement at the age limit.

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

Effective October 1, 2005, the parent company partly amended its retirement plan and introduced the quasi cash-balance plan under which benefits are determined based on the variable-interest crediting rate rather than the fixed-interest crediting rate as was in the pre-amended plan.

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

	Yen in millions
	Amount before adoption of FAS 158	FAS 158 Adjustment	Amount after adoption of FAS 158
Investments and other assets – other (Prepaid pension and severance costs)	¥246,499	¥142,520	¥389,019
Accrued expenses (Accrued pension and severance costs)	—	30,951	30,951
Accrued pension and severance costs	672,154	(31,568)	640,586
Accumulated other comprehensive income (loss) (Pre-tax amount)	(26,337)	133,437	107,100
Accumulated other comprehensive income (loss) (Net-of-tax amount)	(8,270)	91,029	82,759

Information regarding Toyota’s defined benefit plans is as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2007	2008	2008
Change in benefit obligation
Benefit obligation at beginning of year	¥1,582,958	¥1,707,969	$17,047
Service cost	80,414	96,454	963
Interest cost	48,128	54,417	543
Plan participants’ contributions	1,988	767	8
Plan amendments	(197)	(7,619)	(76)
Net actuarial gain or loss	65,227	(22,112)	(221)
Acquisition and other	5,927	(55,960)	(559)
Benefits paid	(76,476)	(80,761)	(806)

Benefit obligation at end of year	1,707,969	1,693,155	16,899

Change in plan assets
Fair value of plan assets at beginning of year	1,276,204	1,425,451	14,227
Actual return on plan assets	87,471	(206,101)	(2,057)
Acquisition and other	2,734	(26,851)	(268)
Employer contributions	133,530	169,543	1,692
Plan participants’ contributions	1,988	767	8
Benefits paid	(76,476)	(80,761)	(806)

Fair value of plan assets at end of year	1,425,451	1,282,048	12,796

Funded status	¥282,518	¥411,107	$4,103

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts recognized in the consolidated balance sheet as of March 31, 2007 and 2008 are comprised of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2007	2008	2008
Accrued expenses (Accrued pension and severance costs)	¥30,951	¥30,345	$303
Accrued pension and severance costs	640,586	632,297	6,311
Investments and other assets - other (Prepaid pension and severance costs)	(389,019)	(251,535)	(2,511)

Net amount recognized	¥282,518	¥411,107	$4,103

Amounts recognized in accumulated other comprehensive income (loss) as of March 31, 2007 and 2008 are comprised of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2007	2008	2008
Net actuarial loss	¥(14,041)	¥(217,138)	$(2,167)
Prior service costs	130,543	125,553	1,253
Net transition obligation	(9,402)	(7,458)	(75)

Net amount recognized	¥107,100	¥(99,043)	$(989)

The accumulated benefit obligation for all defined benefit pension plans was ¥1,552,827 million and ¥1,547,218 million ($15,443 million) at March 31, 2007 and 2008, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2007	2008	2008
Projected benefit obligation	¥529,354	¥508,505	$5,075
Accumulated benefit obligation	498,127	467,421	4,665
Fair value of plan assets	95,274	91,723	915

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Components of the net periodic pension cost are as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2006	2007	2008	2008
Service cost	¥64,582	¥80,414	¥96,454	$963
Interest cost	40,196	48,128	54,417	543
Expected return on plan assets	(24,278)	(38,139)	(43,450)	(434)
Amortization of prior service costs	(17,037)	(17,301)	(17,162)	(171)
Recognized net actuarial loss	19,489	8,299	4,013	40
Amortization of net transition obligation	1,944	1,944	1,944	19

Net periodic pension cost	¥84,896	¥83,345	¥96,216	$960

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the year ended March 31, 2008 are as follows:

	Yen in millions	U.S. dollars in millions
	For the year ended March 31,	For the year ended March 31,
	2008	2008
Net actuarial loss	¥(227,439)	$(2,270)
Recognized net actuarial loss	4,013	40
Prior service costs	7,619	76
Amortization of prior service costs	(17,162)	(171)
Amortization of net transition obligation	1,944	19
Other	24,882	248

Total recognized in other comprehensive income (loss)	¥(206,143)	$(2,058)

The estimated prior service costs, net actuarial loss and net transition obligations that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost during the year ending March 31, 2009 are ¥(17,100) million ($(171) million), ¥6,500 million ($65 million) and ¥1,900 million ($19 million), respectively.

Prior to the adoption of the provisions regarding recognition of funded status and disclosure under FAS 158 as of March 31, 2007, Toyota had recorded a minimum pension liability for plans where the accumulated benefit obligation net of plan assets exceeded the accrued pension and severance costs. Changes in the minimum pension liability are reflected as adjustments in other comprehensive income for the years ended March 31, 2006 and 2007 as follows:

	Yen in millions
	For the years ended March 31,
	2006	2007
Minimum pension liability adjustments, included in other comprehensive income	¥4,937	¥3,499

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The minimum pension liability recognized as of March 31, 2007 was eliminated upon the adoption of the provisions regarding recognition of funded status and disclosure under FAS 158, and after the adoption, no minimum pension liability had been recognized.

Weighted-average assumptions used to determine benefit obligations as of March 31, 2007 and 2008 are as follows:

	March 31,
	2007	2008
Discount rate	2.7%	2.8%
Rate of compensation increase	0.1 - 10.0%	0.1 - 10.0%

Weighted-average assumptions used to determine net periodic pension cost for the years ended March 31, 2006, 2007 and 2008 are as follows:

	For the years ended March 31,
	2006	2007	2008
Discount rate	2.6%	2.6%	2.7%
Expected return on plan assets	2.9%	3.0%	3.4%
Rate of compensation increase	0.1 - 9.7%	0.1 - 11.0%	0.1 - 10.0%

The expected rate of return on plan assets is determined after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions.

Toyota’s pension plan weighted-average asset allocations as of March 31, 2007 and 2008, by asset category are as follows:

	Plan assets at March 31,
	2007	2008
Equity securities	67.2%	60.5%
Debt securities	20.8	25.2
Real estate	0.7	1.3
Other	11.3	13.0

Total	100.0%	100.0%

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

Toyota expects to contribute ¥153,030 million ($1,527 million) to its pension plan in the year ending March 31, 2009.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2009	¥86,774	$866
2010	84,573	844
2011	81,674	815
2012	78,204	781
2013	77,373	772
from 2014 to 2018	430,548	4,298

Total	¥839,146	$8,376

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

For the years ended March 31, 2006, 2007 and 2008, the ineffective portion of Toyota’s fair value hedge relationships which are included in cost of financing operations in the accompanying consolidated statements of income were not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Unrealized gains or (losses) on undesignated derivative financial instruments reported in the cost of financing operations for the years ended March 31, 2006, 2007 and 2008 were ¥(8,418) million, ¥(19,984) million and ¥(67,991) million ($(679) million) those reported in foreign exchange gain, net were ¥4,270 million, ¥17,866 million and ¥45,670 million ($456 million), respectively.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated fair values of Toyota’s financial instruments, excluding marketable securities and other securities investments and affiliated companies, are summarized as follows:

	Yen in millions
	March 31, 2007
	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥1,900,379	¥1,900,379
Time deposits	26,709	26,709
Total finance receivables, net	8,938,284	8,998,023
Other receivables	486,170	486,170
Short-term borrowings	(3,497,391)	(3,497,391)
Long-term debt including the current portion	(8,580,815)	(8,595,301)
Foreign exchange forward contracts	(4,327)	(4,327)
Interest rate and currency swap agreements	115,640	115,640
Option contracts purchased	3,249	3,249
Option contracts written	(2,341)	(2,341)

	Yen in millions		U.S. dollars in millions
	March 31, 2008		March 31, 2008
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥1,628,547	¥1,628,547	$16,255	$16,255
Time deposits	134,773	134,773	1,345	1,345
Total finance receivables, net	9,132,242	9,287,490	91,149	92,699
Other receivables	523,533	523,533	5,225	5,225
Short-term borrowings	(3,552,721)	(3,552,721)	(35,460)	(35,460)
Long-term debt including the current portion	(8,613,799)	(8,646,182)	(85,974)	(86,298)
Foreign exchange forward contracts	26,352	26,352	263	263
Interest rate and currency swap agreements	223,163	223,163	2,227	2,227
Option contracts purchased	18,525	18,525	185	185
Option contracts written	(4,242)	(4,242)	(42)	(42)

Following are explanatory notes regarding the financial assets and liabilities other than derivative financial instruments.

Cash and cash equivalents, time deposits and other receivables -

In the normal course of business, substantially all cash and cash equivalents, time deposits and other receivables are highly liquid and are carried at amounts which approximate fair value.

Finance receivables, net -

The carrying value of variable rate finance receivables was assumed to approximate fair value as they were repriced at prevailing market rates at March 31, 2007 and 2008. The fair value of fixed rate finance receivables was estimated by discounting expected cash flows using the rates at which loans of similar credit quality and maturity would be made as of March 31, 2007 and 2008.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Short-term borrowings and long-term debt -

The fair values of short-term borrowings and total long-term debt including the current portion were estimated based on the discounted amounts of future cash flows using Toyota’s current incremental borrowing rates for similar liabilities.

22. Lease commitments:

Toyota leases certain assets under capital lease and operating lease arrangements.

An analysis of leased assets under capital leases is as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2007	2008	2008
Class of property
Building	¥13,560	¥11,279	$113
Machinery and equipment	147,926	136,817	1,365
Less - Accumulated depreciation	(126,178)	(116,019)	(1,158)

	¥35,308	¥32,077	$320

Amortization expenses under capital leases for the years ended March 31, 2006, 2007 and 2008 were ¥11,348 million, ¥10,559 million and ¥7,846 million ($78 million), respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2008 are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2009	¥8,012	$80
2010	9,171	91
2011	25,408	254
2012	1,907	19
2013	1,166	12
Thereafter	1,307	13

Total minimum lease payments	46,971	469
Less - Amount representing interest	(3,408)	(34)

Present value of net minimum lease payments	43,563	435
Less - Current obligations	(7,409)	(74)

Long-term capital lease obligations	¥36,154	$361

Rental expenses under operating leases for the years ended March 31, 2006, 2007 and 2008 were ¥93,867 million, ¥107,301 million and ¥100,319 million ($1,001 million), respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2008 are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2009	¥11,335	$113
2010	9,149	91
2011	7,144	71
2012	5,781	58
2013	4,658	46
Thereafter	16,384	164

Total minimum future rentals	¥54,451	$543

23. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments outstanding at March 31, 2008 for the purchase of property, plant and equipment and other assets totaled ¥173,720 million ($1,734 million).

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and at March 31, 2008, range from 1 month to 35 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of March 31, 2008 is ¥1,460,362 million ($14,576 million). Liabilities for guarantees totaling ¥3,905 million ($39 million) have been provided as of March 31, 2008. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

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

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2008. Depending on the legislation that will be enacted subject to other circumstances, Toyota may be required to revise the accruals for the expected costs. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

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

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas and overseas revenues by destination as of and for the years ended March 31, 2006, 2007 and 2008.

Segment operating results and assets -

As of and for the year ended March 31, 2006:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥19,325,616	¥977,416	¥733,877	¥—	¥21,036,909
Inter-segment sales and transfers	12,528	19,493	456,414	(488,435)	—

Total	19,338,144	996,909	1,190,291	(488,435)	21,036,909
Operating expenses	17,644,099	841,092	1,150,543	(477,167)	19,158,567

Operating income	¥1,694,045	¥155,817	¥39,748	¥(11,268)	¥1,878,342

Assets	¥12,354,827	¥11,613,508	¥1,191,261	¥3,571,999	¥28,731,595
Investment in equity method investees	1,459,556	287,326	—	73,835	1,820,717
Depreciation expenses	880,360	301,734	29,084	—	1,211,178
Capital Expenditure	1,615,814	968,835	45,282	(47)	2,629,884

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2007:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥21,914,168	¥1,277,994	¥755,929	¥—	¥23,948,091
Inter-segment sales and transfers	13,838	22,554	567,802	(604,194)	—

Total	21,928,006	1,300,548	1,323,731	(604,194)	23,948,091
Operating expenses	19,889,178	1,142,053	1,284,052	(605,875)	21,709,408

Operating income	¥2,038,828	¥158,495	¥39,679	¥1,681	¥2,238,683

Assets	¥13,297,362	¥13,735,434	¥1,459,965	¥4,082,018	¥32,574,779
Investment in equity method investees	1,664,938	303,271	—	59,072	2,027,281
Depreciation expenses	950,762	402,876	28,956	—	1,382,594
Capital Expenditure	1,570,875	1,122,564	47,948	(51,192)	2,690,195

As of and for the year ended March 31, 2008:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥24,160,254	¥1,468,730	¥660,256	¥—	¥26,289,240
Inter-segment sales and transfers	17,052	29,624	686,699	(733,375)	—

Total	24,177,306	1,498,354	1,346,955	(733,375)	26,289,240
Operating expenses	22,005,401	1,411,860	1,313,875	(712,271)	24,018,865

Operating income	¥2,171,905	¥86,494	¥33,080	¥(21,104)	¥2,270,375

Assets	¥13,593,025	¥13,942,372	¥1,273,560	¥3,649,363	¥32,458,320
Investment in equity method investees	1,777,956	235,166	—	52,656	2,065,778
Depreciation expenses	1,050,541	409,725	30,869	—	1,491,135
Capital Expenditure	1,546,524	1,149,842	56,439	7,170	2,759,975

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	$241,144	$14,660	$6,590	$—	$262,394
Inter-segment sales and transfers	171	295	6,854	(7,320)	—

Total	241,315	14,955	13,444	(7,320)	262,394
Operating expenses	219,637	14,092	13,114	(7,110)	239,733

Operating income	$21,678	$863	$330	$(210)	$22,661

Assets	$135,673	$139,159	$12,712	$36,424	$323,968
Investment in equity method investees	17,746	2,347	—	526	20,619
Depreciation expenses	10,485	4,090	308	—	14,883
Capital Expenditure	15,436	11,476	564	72	27,548

Geographic Information -

As of and for the year ended March 31, 2006:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥7,735,109	¥7,455,818	¥2,574,014	¥1,836,855	¥1,435,113	¥—	¥21,036,909
Inter-segment sales and transfers	5,376,348	232,124	153,395	205,951	166,623	(6,134,441)	—

Total	13,111,457	7,687,942	2,727,409	2,042,806	1,601,736	(6,134,441)	21,036,909
Operating expenses	12,035,567	7,192,304	2,633,462	1,897,260	1,534,546	(6,134,572)	19,158,567

Operating income	¥1,075,890	¥495,638	¥93,947	¥145,546	¥67,190	¥131	¥1,878,342

Assets	¥12,177,125	¥9,199,818	¥2,471,258	¥1,255,350	¥1,299,072	¥2,328,972	¥28,731,595
Long-lived assets	3,347,195	2,403,211	473,274	347,892	253,429	—	6,825,001

As of and for the year ended March 31, 2007:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥8,152,884	¥8,771,495	¥3,346,013	¥1,969,957	¥1,707,742	¥—	¥23,948,091
Inter-segment sales and transfers	6,662,398	258,278	196,180	255,571	215,000	(7,587,427)	—

Total	14,815,282	9,029,773	3,542,193	2,225,528	1,922,742	(7,587,427)	23,948,091
Operating expenses	13,358,036	8,580,140	3,404,810	2,107,933	1,839,245	(7,580,756)	21,709,408

Operating income	¥1,457,246	¥449,633	¥137,383	¥117,595	¥83,497	¥(6,671)	¥2,238,683

Assets	¥12,992,379	¥10,890,157	¥2,917,183	¥1,563,742	¥1,575,255	¥2,636,063	¥32,574,779
Long-lived assets	3,490,846	2,931,037	566,353	466,338	309,465	—	7,764,039

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2008:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥8,418,620	¥9,248,950	¥3,802,814	¥2,790,987	¥2,027,869	¥—	¥26,289,240
Inter-segment sales and transfers	6,897,192	174,308	190,620	329,839	266,268	(7,858,227)	—

Total	15,315,812	9,423,258	3,993,434	3,120,826	2,294,137	(7,858,227)	26,289,240
Operating expenses	13,875,526	9,117,906	3,851,863	2,864,470	2,150,159	(7,841,059)	24,018,865

Operating income	¥1,440,286	¥305,352	¥141,571	¥256,356	¥143,978	¥(17,168)	¥2,270,375

Assets	¥12,883,255	¥10,779,947	¥3,125,572	¥1,792,681	¥1,703,533	¥2,173,332	¥32,458,320
Long-lived assets	3,696,081	2,808,782	574,854	446,513	285,772	—	7,812,002

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	$84,027	$92,314	$37,956	$27,857	$20,240	$—	$262,394
Inter-segment sales and transfers	68,841	1,740	1,903	3,292	2,658	(78,434)	—

Total	152,868	94,054	39,859	31,149	22,898	(78,434)	262,394
Operating expenses	138,492	91,006	38,446	28,590	21,461	(78,262)	239,733

Operating income	$14,376	$3,048	$1,413	$2,559	$1,437	$(172)	$22,661

Assets	$128,588	$107,595	$31,196	$17,893	$17,003	$21,693	$323,968
Long-lived assets	36,891	28,034	5,738	4,457	2,852	—	77,972

“Other” consists of Central and South America, Oceania and Africa.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

There are no any individually material countries with respect to revenues, operating expenses, operating income, assets and long-lived assets included in other foreign countries.

Unallocated amounts included in assets represent assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were ¥4,231,148 million, ¥4,758,410 million and 4,352,498 million ($43,442 million), as of March 31, 2006, 2007 and 2008, respectively.

Transfers between industries or geographic segments are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2006	2007	2008	2008
North America	¥7,687,738	¥9,039,560	¥9,606,481	$95,883
Europe	2,607,819	3,345,001	3,746,362	37,393
Asia	2,005,777	2,248,031	2,968,460	29,628
Other	2,721,981	3,168,580	3,831,739	38,245

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain financial statement data on non-financial services and financial services businesses -

The financial data below presents separately Toyota’s non-financial services and financial services businesses.

Balance sheets –

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2007	2008	2008
Non-Financial Services Businesses
Current assets
Cash and cash equivalents	¥1,714,722	¥1,473,101	$14,703
Marketable securities	433,434	526,801	5,258
Trade accounts and notes receivable, less allowance for doubtful accounts	2,044,729	2,077,491	20,736
Inventories	1,803,956	1,825,716	18,222
Prepaid expenses and other current assets	1,617,554	1,676,263	16,731

Total current assets	7,614,395	7,579,372	75,650

Investments and other assets	6,464,204	6,064,286	60,528
Property, plant and equipment	5,689,383	5,773,370	57,624

Total Non-Financial Services Businesses assets	19,767,982	19,417,028	193,802

Financial Services Businesses
Current assets
Cash and cash equivalents	185,657	155,446	1,552
Marketable securities	2,029	15,409	154
Finance receivables, net	4,108,139	4,301,142	42,930
Prepaid expenses and other current assets	766,552	793,434	7,919

Total current assets	5,062,377	5,265,431	52,555

Noncurrent finance receivables, net	5,894,925	5,974,756	59,634
Investments and other assets	703,476	663,553	6,622
Property, plant and equipment	2,074,656	2,038,632	20,348

Total Financial Services Businesses assets	13,735,434	13,942,372	139,159

Eliminations	(928,637)	(901,080)	(8,993)

Total assets	¥32,574,779	¥32,458,320	$323,968

Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2007	2008	2008
Non-Financial Services Businesses
Current liabilities
Short-term borrowings	¥726,822	¥725,563	$7,242
Current portion of long-term debt	249,750	183,879	1,835
Accounts payable	2,212,598	2,211,507	22,073
Accrued expenses	1,537,918	1,478,249	14,755
Income taxes payable	404,388	299,048	2,985
Other current liabilities	1,258,905	1,208,476	12,062

Total current liabilities	6,390,381	6,106,722	60,952

Long-term liabilities
Long-term debt	537,887	391,303	3,905
Accrued pension and severance costs	636,221	627,450	6,263
Other long-term liabilities	976,488	866,741	8,651

Total long-term liabilities	2,150,596	1,885,494	18,819

Total Non-Financial Services Businesses liabilities	8,540,977	7,992,216	79,771

Financial Services Businesses
Current liabilities
Short-term borrowings	3,404,713	3,439,850	34,333
Current portion of long-term debt	2,189,367	2,511,719	25,070
Accounts payable	16,286	17,359	173
Accrued expenses	135,106	133,223	1,330
Income taxes payable	16,808	6,544	65
Other current liabilities	417,457	491,441	4,905

Total current liabilities	6,179,737	6,600,136	65,876

Long-term liabilities
Long-term debt	5,851,882	5,726,042	57,152
Accrued pension and severance costs	4,365	4,847	48
Other long-term liabilities	462,614	510,415	5,095

Total long-term liabilities	6,318,861	6,241,304	62,295

Total Financial Services Businesses liabilities	12,498,598	12,841,440	128,171

Eliminations	(929,132)	(901,530)	(8,998)

Total liabilities	20,110,443	19,932,126	198,944

Minority interest in consolidated subsidiaries	628,244	656,667	6,554
Shareholders’ equity	11,836,092	11,869,527	118,470

Total liabilities and shareholders’ equity	¥32,574,779	¥32,458,320	$323,968

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of income –

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2006	2007	2008	2008
Non-Financial Services Businesses
Net revenues	¥20,068,284	¥22,679,078	¥24,831,172	$247,841

Costs and expenses
Cost of revenues	16,335,340	18,361,641	20,459,061	204,203
Selling, general and administrative	1,993,528	2,230,734	2,181,491	21,773

Total costs and expenses	18,328,868	20,592,375	22,640,552	225,976

Operating income	1,739,416	2,086,703	2,190,620	21,865

Other income, net	201,978	145,570	176,417	1,761

Income before income taxes, minority interest and equity in earnings of affiliated companies	1,941,394	2,232,273	2,367,037	23,626
Provision for income taxes	736,909	844,797	889,660	8,880

Income before minority interest and equity in earnings of affiliated companies	1,204,485	1,387,476	1,477,377	14,746
Minority interest in consolidated subsidiaries	(82,401)	(49,513)	(73,543)	(734)
Equity in earnings of affiliated companies	142,139	193,130	268,025	2,675

Net income- Non-Financial Services Businesses	1,264,223	1,531,093	1,671,859	16,687

Financial Services Businesses
Net revenues	996,909	1,300,548	1,498,354	14,955

Costs and expenses
Cost of revenues	613,563	879,203	1,075,972	10,739
Selling, general and administrative	227,529	262,850	335,888	3,353

Total costs and expenses	841,092	1,142,053	1,411,860	14,092

Operating income	155,817	158,495	86,494	863

Other expense, net	(9,859)	(8,171)	(16,265)	(162)

Income before income taxes, minority interest and equity in earnings of affiliated companies	145,958	150,324	70,229	701
Provision for income taxes	58,241	53,548	21,904	219

Income before minority interest and equity in earnings of affiliated companies	87,717	96,776	48,325	482
Minority interest in consolidated subsidiaries	(1,992)	(174)	(4,419)	(44)
Equity in earnings of affiliated companies	22,227	16,385	2,089	21

Net income- Financial Services Businesses	107,952	112,987	45,995	459

Eliminations	5	(48)	25	0

Net income	¥1,372,180	¥1,644,032	¥1,717,879	$17,146

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement of cash flows –

	Yen in millions			Yen in millions
	For the year ended March 31, 2006			For the year ended March 31, 2007
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities
Net income	¥1,264,223	¥107,952	¥1,372,180	¥1,531,093	¥112,987	¥1,644,032
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	909,444	301,734	1,211,178	979,718	402,876	1,382,594
Provision for doubtful accounts and credit losses	10,361	52,285	62,646	(841)	72,703	71,862
Pension and severance costs, less payments	22,664	1,196	23,860	(33,319)	1,265	(32,054)
Losses on disposal of fixed assets	54,614	367	54,981	49,193	1,279	50,472
Unrealized losses on available-for-sale securities, net	4,163	—	4,163	4,614	—	4,614
Deferred income taxes	31,370	1,889	33,262	42,698	89,643	132,308
Minority interest in consolidated subsidiaries	82,401	1,992	84,393	49,513	174	49,687
Equity in earnings of affiliated companies	(142,139)	(22,227)	(164,366)	(193,130)	(16,385)	(209,515)
Changes in operating assets and liabilities, and other	(214,507)	138,766	(166,817)	182,548	125,700	144,173

Net cash provided by operating activities	2,022,594	583,954	2,515,480	2,612,087	790,242	3,238,173

Cash flows from investing activities
Additions to finance receivables	—	(11,548,746)	(6,618,335)	—	(14,192,154)	(7,489,096)
Collection of and proceeds from sale of finance receivables	—	10,565,903	5,738,608	—	12,814,669	6,274,744
Additions to fixed assets excluding equipment leased to others	(1,516,658)	(6,801)	(1,523,459)	(1,414,468)	(11,346)	(1,425,814)
Additions to equipment leased to others	(144,391)	(962,034)	(1,106,425)	(153,163)	(1,111,218)	(1,264,381)
Proceeds from sales of fixed assets excluding equipment leased to others	81,950	7,628	89,578	56,040	8,381	64,421
Proceeds from sales of equipment leased to others	112,692	277,513	390,205	107,270	214,491	321,761
Purchases of marketable securities and security investments	(764,016)	(193,280)	(957,296)	(889,008)	(179,197)	(1,068,205)
Proceeds from sales of and maturity of marketable securities and security investments	561,948	129,084	691,032	708,130	117,041	825,171
Payment for additional investments in affiliated companies, net of cash acquired	(1,802)	—	(1,802)	(1,651)	—	(1,651)
Changes in investments and other assets, and other	(3,292)	(83,104)	(77,606)	(21,751)	15,250	(51,328)

Net cash used in investing activities	(1,673,569)	(1,813,837)	(3,375,500)	(1,608,601)	(2,324,083)	(3,814,378)

Cash flows from financing activities
Purchase of common stock	(129,629)	—	(129,629)	(295,699)	—	(295,699)
Proceeds from issuance of long-term debt	33,904	1,930,823	1,928,788	31,509	2,897,028	2,890,000
Payments of long-term debt	(59,778)	(1,233,336)	(1,187,506)	(41,833)	(1,694,407)	(1,726,823)
Increase (Decrease) in short-term borrowings	86,731	513,602	509,826	(83,651)	362,078	353,397
Dividends paid	(244,568)	—	(244,568)	(339,107)	—	(339,107)

Net cash provided by (used in) financing activities	(313,340)	1,211,089	876,911	(728,781)	1,564,699	881,768

Effect of exchange rate changes on cash and cash equivalents	58,211	10,532	68,743	21,995	3,434	25,429

Net increase (decrease) in cash and cash equivalents	93,896	(8,262)	85,634	296,700	34,292	330,992
Cash and cash equivalents at beginning of year	1,324,126	159,627	1,483,753	1,418,022	151,365	1,569,387

Cash and cash equivalents at end of year	¥1,418,022	¥151,365	¥1,569,387	¥1,714,722	¥185,657	¥1,900,379

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions			U.S. dollars in millions
	For the year ended March 31, 2008			For the year ended March 31, 2008
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities
Net income	¥1,671,859	¥45,995	¥1,717,879	$16,687	$459	$17,146
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,081,410	409,725	1,491,135	10,793	4,090	14,883
Provision for doubtful accounts and credit losses	357	122,433	122,790	4	1,222	1,226
Pension and severance costs, less payments	(54,868)	527	(54,341)	(547)	5	(542)
Losses on disposal of fixed assets	44,993	444	45,437	449	5	454
Unrealized losses on available-for-sale securities, net	11,346	—	11,346	113	—	113
Deferred income taxes	80,027	1,500	81,458	798	15	813
Minority interest in consolidated subsidiaries	73,543	4,419	77,962	734	44	778
Equity in earnings of affiliated companies	(268,025)	(2,089)	(270,114)	(2,675)	(21)	(2,696)
Changes in operating assets and liabilities, and other	(220,217)	215,218	(241,928)	(2,198)	2,148	(2,415)

Net cash provided by operating activities	2,420,425	798,172	2,981,624	24,158	7,967	29,760

Cash flows from investing activities
Additions to finance receivables	—	(16,644,139)	(8,647,717)	—	(166,126)	(86,313)
Collection of and proceeds from sale of finance receivables	—	15,095,380	7,332,697	—	150,667	73,188
Additions to fixed assets excluding equipment leased to others	(1,472,422)	(8,148)	(1,480,570)	(14,697)	(81)	(14,778)
Additions to equipment leased to others	(137,711)	(1,141,694)	(1,279,405)	(1,375)	(11,395)	(12,770)
Proceeds from sales of fixed assets excluding equipment leased to others	56,603	10,948	67,551	565	109	674
Proceeds from sales of equipment leased to others	80,944	294,937	375,881	808	2,944	3,752
Purchases of marketable securities and security investments	(936,324)	(215,316)	(1,151,640)	(9,346)	(2,149)	(11,495)
Proceeds from sales of and maturity of marketable securities and security investments	789,366	198,044	987,410	7,879	1,977	9,856
Payment for additional investments in affiliated companies, net of cash acquired	(4,406)	—	(4,406)	(44)	—	(44)
Changes in investments and other assets, and other	(44,891)	23,024	(74,687)	(447)	230	(745)

Net cash used in investing activities	(1,668,841)	(2,386,964)	(3,874,886)	(16,657)	(23,824)	(38,675)

Cash flows from financing activities
Purchase of common stock	(311,667)	—	(311,667)	(3,111)	—	(3,111)
Proceeds from issuance of long-term debt	17,162	3,364,351	3,349,812	171	33,579	33,434
Payments of long-term debt	(226,561)	(2,156,709)	(2,310,008)	(2,261)	(21,526)	(23,056)
Increase in short-term borrowings	24,126	370,293	408,912	241	3,696	4,081
Dividends paid	(430,860)	—	(430,860)	(4,300)	—	(4,300)

Net cash provided by (used in) financing activities	(927,800)	1,577,935	706,189	(9,260)	15,749	7,048

Effect of exchange rate changes on cash and cash equivalents	(65,405)	(19,354)	(84,759)	(653)	(193)	(846)

Net decrease in cash and cash equivalents	(241,621)	(30,211)	(271,832)	(2,412)	(301)	(2,713)
Cash and cash equivalents at beginning of year	1,714,722	185,657	1,900,379	17,115	1,853	18,968

Cash and cash equivalents at end of year	¥1,473,101	¥155,446	¥1,628,547	$14,703	$1,552	$16,255

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Per share amounts:

Reconciliations of the differences between basic and diluted net income per share for the years ended March 31, 2006, 2007 and 2008 are as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the year ended March 31, 2006
Basic net income per common share	¥1,372,180	3,253,450	¥421.76
Effect of dilutive securities
Assumed exercise of dilutive stock options	(5)	1,049

Diluted net income per common share	¥1,372,175	3,254,499	¥421.62

For the year ended March 31, 2007
Basic net income per common share	¥1,644,032	3,210,422	¥512.09
Effect of dilutive securities
Assumed exercise of dilutive stock options	(2)	1,812

Diluted net income per common share	¥1,644,030	3,212,234	¥511.80

For the year ended March 31, 2008
Basic net income per common share	¥1,717,879	3,177,445	¥540.65	$5.40
Effect of dilutive securities
Assumed exercise of dilutive stock options	(1)	1,217

Diluted net income per common share	¥1,717,878	3,178,662	¥540.44	$5.39

Certain stock options were not included in the computation of diluted net income per share for the years ended March 31, 2008 because the options’ exercise prices were greater than the average market price per common share during the period.

The following table shows Toyota’s net assets per share as of March 31, 2007 and 2008. Net assets per share amounts are calculated as dividing net assets’ amount at the end of each period by the number of shares issued and outstanding at the end of corresponding period. In addition to the disclosure requirements under FAS No. 128, Earnings per Share, Toyota discloses this information in order to provide financial statement users with valuable information.

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net assets	Shares issued and outstanding at the end of the year	Net assets per share	Net assets per share
March 31, 2007	¥11,836,092	3,197,936	¥3,701.17
March 31, 2008	11,869,527	3,149,279	3,768.97	$37.62

ITEM 19. EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation) (incorporated by reference to Exhibit 1.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006 filed with the SEC on June 26, 2006 (file no. 001-14948))

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation)

1.3	Amended and Restated Regulations of the Board of Corporate Auditors of the Registrant (English translation) (incorporated by reference to Exhibit 3.3 to Toyota’s Registration Statement on Form F-3 filed with the SEC on November 7, 2006 (file no. 333-138469))

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation) (incorporated by reference to Exhibit 2.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006 filed with the SEC on November 7, 2006 (file no. 001-14948))

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 to Toyota’s Registration Statement on Form F-6, filed with the SEC on November 7, 2006 (file no. 333-138477))

2.3	Form of ADR (included in Exhibit 2.2)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation) (incorporated by reference to Exhibit 11.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006 filed with the SEC on June 26, 2006 (file no. 001-14948))

12.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ TAKAHIKO IJICHI
Name:	Takahiko Ijichi
Title:	Senior Managing Director, Member of the Board

Date: June 25, 2008