Form 20-F
period 2009-03-31
TOYOTA MOTOR CORP/
filed 2009-06-24
CIK 1094517

As filed with the Securities and Exchange Commission on June 24, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2009

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

Kiyohisa Funasaki

Telephone number: +81 565 28-2121

Facsimile number: +81 565 23-5800

Address: 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan

(Name, telephone, e-mail and/or facsimile number and address of registrant’s contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
American Depositary Shares*	The New York Stock Exchange
Common Stock**

*	American Depositary Receipts evidence American Depositary Shares, each American Depositary Share representing two shares of the registrant’s Common Stock.
**	No par value. Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the U.S. Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,135,882,475 Shares of Common Stock (including 85,076,834 Shares of Common Stock in the form of American Depositary Shares) as of March 31, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934: Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files): Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒             International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐            Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):Yes  ☐    No  ☒

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year referred to. All other references to years refer to the applicable calendar year, unless the context otherwise requires. As used herein, the term “Toyota” refers to Toyota Motor Corporation and its consolidated subsidiaries as a group, unless the context otherwise indicates.

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥98.23 = $1.00. This was the approximate exchange rate in Japan on March 31, 2009.

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

Forward-looking statements appear in a number of places in this annual report and include statements regarding Toyota’s current intent, belief, targets or expectations or those of its management. In many, but not all cases, words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “hope”, “intend”, “may”, “plan”, “predict”, “probability”, “risk”, “should”, “will”, “would”, and similar expressions, are used as they relate to Toyota or its management, to identify forward-looking statements. These statements reflect Toyota’s current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those which are anticipated, aimed at, believed, estimated, expected, intended or planned.

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

	Year Ended March 31,
	2005	2006	2007	2008	2009	2009
	(in millions, except share and per share data)
Consolidated Statement of Income Data:
Automotive:
Revenues	¥17,113,535	¥19,338,144	¥21,928,006	¥24,177,306	¥18,564,723	$188,992
Operating income (loss)	1,452,535	1,694,045	2,038,828	2,171,905	(394,876)	(4,020)
Financial Services:
Revenues	781,261	996,909	1,300,548	1,498,354	1,377,548	14,024
Operating income (loss)	200,853	155,817	158,495	86,494	(71,947)	(732)
All Other:
Revenues	1,030,320	1,190,291	1,323,731	1,346,955	1,184,947	12,063
Operating income	33,743	39,748	39,679	33,080	9,913	101
Elimination of intersegment:
Revenues	(373,590)	(488,435)	(604,194)	(733,375)	(597,648)	(6,084)
Operating income (loss)	(14,944)	(11,268)	1,681	(21,104)	(4,101)	(42)
Total Company:
Revenues	18,551,526	21,036,909	23,948,091	26,289,240	20,529,570	208,995
Operating income (loss)	1,672,187	1,878,342	2,238,683	2,270,375	(461,011)	(4,693)
Income (loss) before income taxes, minority interest and equity in earnings of affiliated companies	1,754,637	2,087,360 (1)	2,382,516	2,437,222	(560,381)	(5,705)
Net income (loss)	1,171,260	1,372,180	1,644,032	1,717,879	(436,937)	(4,448)
Net income (loss) per share:
Basic	355.35	421.76	512.09	540.65	(139.13)	(1.42)
Diluted	355.28	421.62	511.80	540.44	(139.13)	(1.42)
Shares used in computing net income (loss) per share, basic (in thousands)	3,296,092	3,253,450	3,210,423	3,177,445	3,140,417	—
Shares used in computing net income (loss) per share, diluted (in thousands)	3,296,754	3,254,499	3,212,235	3,178,662	3,140,417	—

	Year Ended March 31,
	2005	2006	2007	2008	2009	2009
	(in millions, except per share and numbers of vehicles sold data)
Consolidated Balance Sheet Data (end of period):
Total Assets:	¥24,335,011	¥28,731,595	¥32,574,779	¥32,458,320	¥29,062,037	$295,857
Short-term debt, including current portion of long-term debt	3,532,747	4,756,907	5,865,507	6,228,152	6,317,184	64,311
Long-term debt, less current portion	5,014,925	5,640,490	6,263,585	5,981,931	6,301,469	64,150
Shareholders’ equity	9,044,950	10,560,449	11,836,092	11,869,527	10,061,207	102,425
Common stock	397,050	397,050	397,050	397,050	397,050	4,042
Other Data:
Dividends per share	¥65.0	¥90.0	¥120.0	¥140.0	¥100.0	$1.02
Number of vehicles sold
Japan	2,381,325	2,364,484	2,273,152	2,188,389	1,944,823	—
North America	2,271,139	2,556,050	2,942,661	2,958,314	2,212,254	—
Europe	978,963	1,022,781	1,223,628	1,283,793	1,061,954	—
Asia	833,507	880,661	789,637	956,509	904,892	—
Other*	943,444	1,150,587	1,295,581	1,526,934	1,443,433	—

Worldwide total	7,408,378	7,974,563	8,524,659	8,913,939	7,567,356	—

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.
(1)	Includes ¥143.3 billion in gain on exchange of marketable securities relating to the merger of Mitsubishi Tokyo Financial Group, Inc., and UFJ Holdings.

DIVIDEND INFORMATION

Toyota normally pays dividends twice per year, including an interim dividend and a year-end dividend. Although Toyota’s articles of incorporation provide that retained earnings can be distributed as dividends pursuant to the resolution of its board of directors, Toyota’s board of directors recommends the payment of year-end dividend to shareholders and pledgees of record as of March 31 in each year. Year-end dividends are usually paid to the shareholders immediately following approval of the dividends at the general shareholders’ meeting, normally around the end of June of each year. In addition to these year-end dividends, Toyota may pay interim dividends in the form of cash distributions from its distributable surplus to shareholders and pledgees of record as of September 30 in each year by resolution of its board of directors. Toyota normally pays the interim dividend in late November.

In addition, under the Corporation Act of Japan (the “Corporation Act”), dividends may be paid to shareholders and pledgees of record as of any record date, other than those specified above, as set forth by Toyota’s articles of incorporation or as determined by its board of directors from time to time. Such dividends may be distributed by a resolution of any general shareholders’ meeting. Toyota’s articles of incorporation also permit Toyota to pay dividends, in addition to interim dividends mentioned in the preceding paragraph, by a resolution of its board of directors. Toyota has incorporated such a provision into its articles of incorporation in order to enable a flexible capital policy. Under the Corporation Act, dividends may be distributed in cash or (except in the case of interim dividends mentioned in the preceding paragraph) in kind, subject to limitations on distributable surplus and to certain other conditions.

The following table sets forth the dividends declared by Toyota for each of the periods shown. The periods shown are the six months ended on that date. The U.S. dollar equivalents for the cash dividends shown are based on the noon buying rate for Japanese yen on the last date of each period set forth below.

	Cash Dividends per Share
Period Ended	Yen	Dollars
September 30, 2004	25.0	0.23
March 31, 2005	40.0	0.37
September 30, 2005	35.0	0.31
March 31, 2006	55.0	0.47
September 30, 2006	50.0	0.42
March 31, 2007	70.0	0.59
September 30, 2007	65.0	0.65
March 31, 2008	75.0	0.75
September 30, 2008	65.0	0.61
March 31, 2009	35.0	0.35

The payment and the amount of any future dividends are subject to the level of Toyota’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Toyota deems the benefit of its shareholders as one of its priority management policies, and is working to implement reforms to establish a corporate structure that can achieve continuous growth in order to enhance its corporate value.

With respect to the payment of dividends, Toyota declared an annual dividend payment of ¥100 per share at the end of fiscal 2009, which is a decrease of ¥40 from the previous fiscal year. Going forward, Toyota will strive to continue to pay dividends while taking into consideration factors such as business results of each term, investment plans and cash reserves.

Exchange Rates

In parts of this annual report, yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translations was ¥98.23 = $1.00. This was the approximate exchange rate in Japan on March 31, 2009.

The following table sets forth information regarding the noon buying rates for Japanese yen in New York City as announced for customs purposes by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00 during the periods shown. On June 19, 2009, the noon buying rate was ¥96.15 = $1.00. The average exchange rate for the periods shown is the average of the month-end rates during the period.

Fiscal Year Ended or Ending March 31,	At End of Period	Average (of month-end rates)	High	Low
	(¥ per $1.00)
2005	107.22	107.28	114.30	102.26
2006	117.48	113.67	120.93	104.41
2007	117.56	116.55	121.81	110.07
2008	99.85	113.61	124.09	96.88
2009	99.15	100.85	110.48	87.80
2010 (through June 19, 2009)	96.15	96.82	100.71	94.45

Month Ended	High	Low
	(¥ per $1.00)
December 31, 2008	93.71	87.84
January 31, 2009	94.20	87.80
February 28, 2009	98.55	89.09
March 31, 2009	99.34	93.85
April 30, 2009	100.71	96.49
May 31, 2009	99.24	94.45

Fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect the dollar equivalent of the price of the shares on the Japanese stock exchanges. As a result, exchange rate fluctuations are likely to affect the market price of the American Depositary Shares (“ADSs”) on the New York Stock Exchange (“NYSE”). Toyota will declare any cash dividends on shares in Japanese yen. Exchange rate fluctuations will also affect the U.S. dollar amounts received on conversion of cash dividends.

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

The worldwide automotive market is highly competitive. Toyota faces intense competition from automotive manufacturers in the respective markets in which it operates. Competition has intensified particularly as a result of the contraction of the automotive market, due to the worldwide deterioration in the economy stemming from the financial crisis unfolding since last fall. In addition, competition is likely to further intensify in light of continuing globalization in the worldwide automotive industry, possibly resulting in industry reorganization. Factors affecting competition include product quality and features, the amount of time required for innovation and development, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect Toyota’s financial condition and results of operations. Toyota’s ability to adequately respond to the recent rapid changes in the automotive market and to maintain its competitiveness will be fundamental to its future success in existing and new markets and its market share. There can be no assurances that Toyota will be able to compete successfully in the future.

The worldwide automotive industry is highly volatile.

Each of the markets in which Toyota competes has been subject to considerable volatility in demand. Demand for vehicles depends to a large extent on social, political and economic conditions in a given market and the introduction of new vehicles and technologies. As Toyota’s revenues are derived from sales in markets worldwide, economic conditions in such markets are particularly important to Toyota. In reflection of the worldwide deterioration in the economy stemming from the financial crisis, the demand for automobiles in Japan, North America and Europe, which are Toyota’s main markets, declined substantially particularly since the latter half of 2008, adversely affecting Toyota. Such decline in demand for automobiles and the adverse effect on Toyota are currently ongoing, and it is unclear how long this situation would continue or how it would transition in the future. Toyota’s financial condition and results of operations may be affected adversely if the demand for automobiles remain weak or further weakens as a result of a further decline in the world economy. Demand may also be affected by factors directly impacting vehicle price or the cost of purchasing and operating vehicles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations (including tariffs, import regulation and other taxes). Volatility in demand may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect Toyota’s financial condition and results of operations.

Toyota’s future success depends on its ability to offer new innovative, price competitive products that meet and satisfy customer demand on a timely basis.

Meeting and satisfying customer demand with attractive new vehicles and reducing the amount of time required for product development are critical elements to the success of automotive manufacturers. The timely introduction of new vehicle models, at competitive prices, meeting rapidly changing customer preferences and demands is more fundamental to Toyota’s success than ever as the automotive market is rapidly transforming in light of the deterioration in the world economy. There is no assurance, however, that Toyota may adequately and appropriately perceive on a timely basis changing customer preferences and demands with respect to quality, styling, reliability, safety and other features in a timely manner. Even if Toyota succeeds in perceiving customer preferences and demands, there is no assurance that Toyota will be capable of developing and manufacturing new, price competitive products in a timely manner with its available technology, intellectual property, sources of raw materials and parts and components, and production capacity. Further, there is no assurance that Toyota will be able to implement capital expenditures at the level and times planned by management. Toyota’s inability to develop and offer products that meet customer demand in a timely manner could result in a lower market share and reduced sales volumes and margins, and may adversely affect Toyota’s financial condition and results of operations.

Toyota’s ability to market and distribute effectively and maintain its brand image is an integral part of Toyota’s successful sales.

Toyota’s success in the sale of vehicles depends on its ability to market and distribute effectively based on distribution networks and sales techniques tailored to the needs of its customers as well as its ability to maintain and further cultivate its brand image across the markets in which it operates. There is no assurance that Toyota will be able to develop sales techniques and distribution networks that effectively adapt to changing customer preferences or changes in the regulatory environment in the major markets in which it operates. Nor is there assurance that Toyota will be able to cultivate and protect its brand image. Toyota’s inability to maintain well developed sales techniques and distribution networks or a positive brand image may result in decreased sales and market share and may adversely affect its financial condition and results of operations.

The worldwide financial services industry is highly competitive.

The worldwide financial services industry is highly competitive. Increased competition in automobile financing may lead to decreased margins. A decline in Toyota’s vehicle unit sales, an increase in residual value risk due to lower used vehicle price, increase in the ratio of credit losses and increased funding costs are factors which may impact Toyota’s financial services operations. The likelihood of these factors materializing has increased as a result of the ongoing rapid worldwide economic deterioration, and competition in automobile financing has intensified. If Toyota is unable to adequately respond to the changes and competition in automobile financing, Toyota’s financial services operations may adversely affect its financial condition and results of operations.

Financial Market and Economic Risks

Toyota’s operations are subject to currency and interest rate fluctuations.

Toyota is sensitive to fluctuations in foreign currency exchange rates and is principally exposed to fluctuations in the value of the Japanese yen, the U.S. dollar and the euro and, to a lesser extent, the Australian dollar, the Canadian dollar and the British pound. Toyota’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Changes in foreign currency exchange rates may affect Toyota’s pricing of products sold and materials purchased in foreign currencies. In particular, strengthening of the Japanese yen against the U.S. dollar can have an adverse effect on Toyota’s operating results. The fluctuation of the Japanese yen against other currencies including the U.S. dollar has been particularly great in the past year. If the Japanese yen further rapidly appreciates against other currencies, including the U.S. dollar, Toyota’s financial condition and results of operations may be adversely affected.

Toyota believes that its use of certain derivative financial instruments including interest rate swaps and increased localized production of its products have reduced, but not eliminated, the effects of interest rate and foreign currency exchange rate fluctuations. Nonetheless, a negative impact resulting from fluctuations in foreign currency exchange rates and changes in interest rates may adversely affect Toyota’s financial condition and results of operations. For a further discussion of currency and interest rate fluctuations and the use of derivative financial instruments, see “Operating and Financial Review and Prospects — Operating Results — Overview — Currency Fluctuations”, “Quantitative and Qualitative Disclosures About Market Risk”, and notes 20 and 21 to Toyota’s consolidated financial statements.

High prices of raw materials and strong pressure on Toyota’s suppliers could negatively impact Toyota’s profitability.

Increase in prices for raw materials that Toyota and Toyota’s suppliers use in manufacturing their products or parts and components such as steel, precious metals, non-ferrous alloys including aluminum, and plastic parts, may lead to higher production costs for parts and components. This could, in turn, negatively impact Toyota’s future profitability because Toyota may not be able to pass all those costs on to its customers or require its suppliers to absorb such costs.

The downturn in the financial markets could adversely affect Toyota’s ability to raise capital.

Financial markets worldwide have been significantly disrupted in the wake of the global financial crisis. A number of financial institutions and investors have been facing difficulties providing capital to the financial markets due to their deteriorated financial conditions. As a result, there is a risk that companies may not be able to raise capital under terms that they would expect to receive with their creditworthiness. If Toyota is unable to raise the necessary capital under appropriate conditions on a timely basis, Toyota’s financial condition and results of operations may be adversely affected.

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

As an automotive manufacturer, Toyota may become subject to legal proceedings in respect of various issues, including product liability and infringement of intellectual property, and Toyota is in fact currently subject to a number of pending legal proceedings. A negative outcome in one or more of these pending legal proceedings could adversely affect Toyota’s future financial condition and results of operations. For a further discussion of governmental regulations, see “Information on the Company — Business Overview — Governmental Regulation, Environmental and Safety Standards” and for legal proceedings, please see “Information on the Company — Business Overview — Legal Proceedings”.

Toyota may be adversely affected by political instabilities, fuel shortages or interruptions in transportation systems, natural calamities, wars, terrorism and labor strikes.

Toyota is subject to various risks associated with conducting business worldwide. These risks include political and economic instability, natural calamities, fuel shortages, interruption in transportation systems, wars, terrorisms, labor strikes and work stoppages. The occurrence of any of these events in the major markets in which Toyota purchases materials, parts and components and supplies for the manufacture of its products or in which its products are produced, distributed or sold, may result in disruptions and delays in the operations of Toyota’s business. Significant or prolonged disruptions and delays in Toyota’s business operations may adversely affect Toyota’s financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code and continues to exist under the Corporation Act. Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd.). Toyota became a separate company on August 28, 1937. In 1982, the Toyota Motor Company and Toyota Motor Sales merged into one company, the Toyota Motor Corporation of today. As of March 31, 2009 Toyota operated through 529 consolidated subsidiaries and 229 affiliated companies, of which 56 companies were accounted for through the equity method.

See “— Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures between April 1, 2006 and March 31, 2009 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota’s principal executive offices are located at 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota’s telephone number in Japan is +81-565-28-2121.

4.B BUSINESS OVERVIEW

Toyota primarily conducts business in the automotive industry. Toyota also conducts business in the finance and other industries. Toyota sold 7.56 million vehicles in fiscal 2009 on a consolidated basis. Toyota had net revenues of ¥20,529.5 billion and net loss of ¥436.9 billion in fiscal 2009.

Toyota’s business segments are automotive operations, financial services operations and all other operations. The following table sets forth Toyota’s sales to external customers in each of its business segments for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2007	2008	2009
Automotive	¥21,914,168	¥24,160,254	¥18,550,501
Financial Services	1,277,994	1,468,730	1,355,850
All Other	755,929	660,256	623,219

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

	Yen in millions
	Year Ended March 31,
	2007	2008	2009
Japan	¥8,152,884	¥8,418,620	¥7,471,916
North America	8,771,495	9,248,950	6,097,676
Europe	3,346,013	3,802,814	2,889,753
Asia	1,969,957	2,790,987	2,450,412
Other*	1,707,742	2,027,869	1,619,813

*	“Other” consists of Central and South America, Oceania and Africa.

During fiscal 2009, 25.7% of Toyota’s automobile unit sales on a consolidated basis were in Japan, 29.2% were in North America, 14.0% were in Europe and 12.0% were in Asia. The remaining 19.1% of consolidated unit sales were in other markets.

The Worldwide Automotive Market

Toyota estimates that annual worldwide vehicle sales totaled approximately 68 million units in 2008.

Automobile sales are affected by a number of factors including:

•	social, political and economic conditions,

•	introduction of new vehicles and technologies, and

•	costs incurred by customers of purchasing and operating automobiles.

These factors can cause consumer demand to vary substantially from year to year in different geographic markets and in individual categories of automobiles.

The disruption in the financial markets stemming from the subprime mortgage crisis deepened in the latter half of fiscal 2009. The disruption extended beyond the U.S. and Europe and spread worldwide, including resource-rich countries and emerging countries, resulting in a global financial crisis. The real economy has suffered as a result and the world economy faces a serious recession.

The automotive industry has also been affected, experiencing a rapid contraction in the worldwide market. In particular, in Japan, the U.S. and Europe, the markets contracted significantly in the latter half of fiscal 2009. Furthermore, the growth in resource-rich markets and emerging markets stalled abruptly.

While Toyota expects the automotive market to grow in the medium- to long-term driven principally by the growth in resource-rich markets and the emerging markets, the automotive market is rapidly contracting currently. Furthermore, global competition is severe, as competition in compact and low-price vehicles intensifies, and as technological development and development of new products become more frequent with an increased global awareness in the environment.

In 2008, Europe, North America, China, Asia, and Japan were the world’s largest automotive markets. Worldwide market share, based on total automobile sales on a retail basis in each market, was 32% for Europe, 23% for North America (22% excluding Mexico and Puerto Rico), 13% for China, 8% for Asia, and 7% for Japan. In Europe, new vehicle sales decreased from the previous year to approximately 21.9 million units. In North America, new vehicle sales decreased to approximately 16.2 million units. In China, new vehicle sales increased to approximately 9.1 million units. In Asia (including India but excluding Japan and China), new vehicle unit sales remained at the same level at approximately 5.5 million units. In Japan, total new vehicle unit sales (including mini-vehicles) decreased to approximately 5.0 million units.

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

Toyota believes that it has the resources, strategies and technologies in place to compete effectively in the industry on its own. In addition, Toyota believes that its research and development initiatives, particularly the development of environmentally friendly new vehicle technologies, vehicle safety and information technology, provide it with a strategic advantage.

Toyota’s ability to compete in the global automotive industry will depend in part on Toyota’s successful implementation of its business strategy. This is subject to a number of factors, some of which are not in Toyota’s control. These factors are discussed in “Operating and Financial Review and Prospects” and elsewhere in this annual report.

Toyota’s Strategy

Toyota’s corporate goal is to enhance its corporate value by maintaining its position as a market leader in the automotive industry and by continuing its growth through global operations and through products reflecting Toyota’s advanced technology that target the local demand in each market. In order to achieve this corporate goal, Toyota strives to further enhance its technology, supply capability and marketing, supported by improvements in quality control, strengthening of cost-competitiveness and personnel development. Among these, technology is the most important element as the driver of growth. In particular, Toyota has been dedicated to addressing environmental issues, and as environmental awareness continues to grow in the market, Toyota strives to further improve technology, including its unique hybrid technology, in order to develop environmentally-friendly products.

In light of the rapidly contracting automotive market as a result of the downturn in the world economy, and in light of the intense global competition that Toyota faces, Toyota is working to create an agile corporate structure that can react to short-term changes in demand and further reduce inefficiency. Toyota is also implementing reforms aiming to establish a solid yet flexible corporate structure capable of attaining steady growth in the medium to long term. To carry out these reforms, Toyota will step up its efforts in accordance with the following agenda:

•

Strengthen customer-orientation of products through increased attention to the requests and demands of customers in each country and region, based on Genchi Genbutsu (“going to the source”) principle, to provide attractive high-quality products at a lower price and to respond to changing customer needs.

•	Further promote commercialization of next-generation environmental, energy and safety technologies.

•	Create a structure for efficient development, production and sales that can respond flexibly to changes in the external environment.

Toyota is working to enhance its corporate value as a company while maintaining growth in harmony with society, through the foregoing agenda and through underscoring its fundamental principles of “Customer First,” “Genchi Genbutsu,” and “Continuous Improvement.” These principles are the cornerstones of Toyota’s growth, and are key to Toyota’s responding flexibly and promptly to the changes in the market environment. Toyota plans to fulfill its social responsibilities by carrying out its corporate social responsibility through philanthropic activities undertaken through corporate ethics, including full compliance with applicable laws and regulations.

Toyota’s specific strategy in connection with the foregoing consists of the following:

Attractive Product Lineup Responding to Consumer Preferences in All Regions

Toyota aims to strive for better quality to advance growth and build on the related foundations, and provide attractive products responding to consumer preferences in all regions at a lower price. Key elements of this strategy include models in the following categories:

•

Global Models (IMV, Vitz/Yaris, Camry and Corolla/Auris). Under the concept of “Global Best, Local Best,” Toyota aims to develop, manufacture and distribute attractive products that satisfy regional characteristics and demand while using common platforms and core parts and components. In fiscal 2009, Toyota sold about 2.9 million units of Global Models worldwide. Global Models accounted for approximately 40% of its global sales in fiscal 2009.

•

Models Targeted to Resource-rich and Emerging Markets. Toyota expects that the automobile market in resource-rich countries and emerging countries such as BRICs will grow in the medium to long term. Toyota has therefore been striving to, and has been achieving partial success in, establishing operational foundations for production and distribution in these markets. Toyota is arranging its supply system by promoting locally manufactured products as well as introducing products that meet different regional needs, while considering the demand trends of the resource-rich markets and emerging markets.

•

Hybrid Models. Since the introduction of the Prius in 1997, which was the first mass-produced hybrid car in the world, Toyota has continued expanding and upgrading the model line-up by using its hybrid technology as one of the key technologies for solving environmental issues. In May 2008, a hybrid model was added to the new Crown, and in May 2009, the third-generation Prius was released. The total number of Prius models sold reached 1.26 million units at the end of April 2009. In addition, the total number of all Toyota hybrid vehicles sold as of April 30, 2009 reached 1.81 million units. Toyota aims to make use of the technical know-hows obtained through the sale of these models, and aims to continue to offer hybrid model lineups with improved performance and quality.

Annual Unit Sales of Hybrid Models Globally

	Year Ended March 31,
	2007	2008	2009
	(in thousands)
Total Unit Sales	353	444	385

•

Premium Brand Models (Lexus). Since the Lexus was first launched in 1989 in the United States, Lexus has been introduced in 68 countries around the world. At present, Toyota is taking action to strengthen the Lexus brand in each geographic region. In fiscal 2009, Lexus sales totaled approximately 378 thousand units, a decrease of 132 thousand units from the 510 thousand units sold in fiscal 2008.

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

Localize Global Operations with Targeted Regional Strategies

Toyota believes that it needs to supply products that are targeted carefully to local demand in order to maintain and strengthen a competitive edge in the rapidly-changing worldwide automotive industry, and also believes that local sales, marketing and manufacturing presence is necessary to fully develop a market’s potential. Localization better allows Toyota to design, manufacture and offer products within each market that respond to market changes and satisfy local tastes and preferences. A localized manufacturing presence allows Toyota to make social contributions to communities in which it has a local presence. Toyota’s efficient production and sales network, together with its global model strategy and its efforts to design products that appeal to particular regional preferences, allow it to offer a comprehensive lineup of products in each region in which it operates.

Toyota is pursuing the following targeted regional strategies in order to be a leader in each major market in which it competes.

•

Japan as the Center of the Global Operations. In Japan, Toyota aims to maintain steady profitability in the Japanese market, which is the center of its global operations, and to develop products and to establish the global core base which leads and supports operations in all other regions. Toyota believes that it is important to maintain and endeavor to improve its high market share in Japan and is committed to maintaining its market leadership in Japan by striving to achieve a consistent market share (excluding mini-vehicles) each year. Toyota held a domestic market share (excluding mini-vehicles) on a retail basis of 45.8% in fiscal 2007, 45.6% in fiscal 2008 and 46.0% in fiscal 2009.

Amid the downturn in the real economy and the increased domestic competition, Toyota maintained its market share in fiscal 2009 owing to the introduction of new car models such as the Alphard, Vellfire, iQ, PASSO Sette, Lexus RX450h and Lexus RX350, along with the sales of its conventional models. In addition, in order to respond flexibly to global demand fluctuations, Toyota has implemented the “Global Link Production System”. Specifically, Toyota strives to improve flexible production capabilities for various car models in its plants in Japan, thereby establishing a production system that can respond quickly and flexibly to the fluctuating demands of the overseas markets. Furthermore, Toyota aims to improve its production capacity and operation rate through putting in place a mutual support structure at a global level by maintaining an encompassing view of trends in demands, as well as the operating conditions of plants, in each region in which it operates.

Since Toyota formed an alliance with Fuji Heavy Industries, Ltd. (“FHI”) in 2005, Toyota and FHI have utilized each other’s resources in development and production such as moving some of Toyota’s production to FHI’s North American production center Subaru of Indiana Automotive, Inc. In April 2008, in order to create synergy and to further strengthen competitiveness, Toyota, Daihatsu and FHI agreed on the following three points: (1) Toyota and FHI will jointly develop a compact rear-wheel- drive sports car that will be marketed by both Toyota and FHI, (2) Toyota will provide FHI with a compact car on an original-equipment-manufacturing basis (“OEM”) and (3) Daihatsu will supply FHI with mini-vehicles and an FHI version of the Daihatsu Coo compact car on an OEM basis. In order to implement a smooth cooperation, FHI transferred 61 million FHI shares owned by FHI to Toyota in July 2008. As a result of this transfer, Toyota owns 16.5% of FHI issued shares.

•

Review of Supply Framework Responding to the Rapid Change in Demand in the North American Market. In North America, one of Toyota’s most significant markets, Toyota expanded its production capacity in the past few years and improved the product lineup in order to secure steady profits and to establish a self-reliant operational framework. As a result of the downturn in the market stemming from the financial crisis since the fall of 2008, Toyota’s North American unit sales on a consolidated basis decreased substantially from 2.96 million units in fiscal 2008 to 2.22 million units in fiscal 2009. While Toyota continues to face difficulty in the North American market, the North American market is an important market representing approximately 29% of its total global unit sales on a consolidated basis in fiscal 2009. The increased sales of models such as the Venza, a model tailored specifically to North America which was introduced at the end of 2008, and the Lexus RX, which was fully-remodeled in February 2009, provide foundational support for Toyota’s total sales. In addition, Toyota plans to increase its share in the North American market, with the introduction of the new Prius in May 2009 and the planned introduction of a Lexus-brand hybrid vehicle. In fiscal 2009, Toyota brand vehicles accounted for approximately 83%, Lexus brand accounted for approximately 12% and Scion line-up vehicles accounted for approximately 5% of the vehicle unit sales in the United States, respectively.

Toyota is continuing to revise its production system in North America in response to the substantially contracting sales market due to the economic downturn that stemmed from the financial crisis. In November 2008, the Texas plant was designated the sole production facility for the Tundra, for which the Indiana plant and the Texas plant were previously jointly responsible. Toyota plans to commence local production of the Highlander at the Indiana plant in the fall of 2009. Construction of the Mississippi plant, which was due to commence production in 2010, has been temporarily postponed and Toyota plans to recommence construction once the market recovers. Furthermore, the Kentucky plant commenced production of the new Venza model and the new Woodstock plant in Canada commenced local production of the RAV4 in October 2008, and the Cambridge plant in Canada commenced production of the remodeled Lexus RX in January 2009.

•

Forging Solid Footing in the European Operation with a Focus on Environmental Responsiveness. In the European market, Toyota is aiming to establish a presence comparable to that of major European automotive manufacturers. Although Toyota’s European unit sales on a consolidated basis decreased by 17.3% compared to fiscal 2008 to 1.06 million units in fiscal 2009 and market share fell short of the level achieved in fiscal 2008 and accounted for only 5.3%, Toyota retained its position as the sixth largest manufacturer operating in the European market, as in the previous fiscal year. Sales results in Western European countries failed to reach the levels achieved in the previous year as a result of significant deterioration in the automotive market stemming from the financial crisis. However, sales of the Aygo and the Prius remained steady in this region, reflecting the increasing demand for compact cars and environmentally-friendly cars. Sales in certain Western European countries benefited from government economic stimulus initiatives implemented in some countries in the region, as exemplified by the scrap incentive program in Germany. The market also slowed significantly in Eastern European countries. In particular, significant market contraction in Russia, which experienced a rapid decline in exchange rates against both the U.S. dollar and Japanese yen, and other countries in the region resulted in Toyota’s Eastern European unit sales in fiscal 2009 failing to reach the level achieved in the previous year.

In order to comply with the increasingly more stringent environmental regulations in Western European countries, in addition to promoting the sale of its existing low-emission vehicles, Toyota is launching a new vehicle model that meets carbon dioxide emission standards, followed by a new engine that meets the same standards. Furthermore, Toyota is endeavoring to stimulate the demand through its launch of market-creating products such as the iQ and the Urban Cruiser.

Toyota has in the past increased local production in response to sales growth, designating Toyota Motor Manufacturing (UK) Ltd. in 1992, Toyota Motor Manufacturing Turkey Inc. in 1994 and Toyota Motor Manufacturing France S.A.S. in 2001 as supply factories to Europe. With respect to Russia, where market growth is expected, Toyota began operation of a factory in 2007 at OOO “TOYOTA MOTOR MANUFACTURING RUSSIA.” The level of operation has been reduced in response to the decrease in sales since the latter half of 2008, and the supply framework is currently under review.

•

Establishing an Advantage in the Increasingly Significant Asian Market. In light of the importance of the Asian market that is expected to grow in the long term, Toyota aims to build an operational framework that is efficient and self-reliant as well as a predominant position in the automotive market in Asia. Operating income for Asia in fiscal 2009 decreased significantly compared to fiscal 2008. This decrease can be partly attributed to the slowdown in the Asian market from the latter half of fiscal 2009 due to the economic downturn experienced simultaneously throughout the world, stemming from the financial crisis. However, Toyota also made strategic investments in this market earlier than its major global competitors and developed relationships with local suppliers in the region. While competition in Asia is further increasing, Toyota believes that its existing local presence in the market provides it with a competitive advantage and expects to be able to promptly respond to demand for vehicles in the region.

Toyota is aiming to further increase its competitiveness by improving product line-up offered in the region and increasing local procurement to decrease its exposure to foreign currency exchange fluctuations. For example, Toyota began producing IMV models (Hilux, Fortuner and Innova) in Thailand, Indonesia, India, the Philippines and Malaysia in fiscal 2005 and in Vietnam in fiscal 2006. Furthermore, with increased production capacity, the Thailand plant now produces IMV models (Hilux and Fortuner) for sale outside of Asia, including Australia and the Middle East, and has contributed greatly to the expansion of Toyota’s automotive business. Furthermore, Toyota Motor Thailand Co., Ltd., Toyota’s vehicle production base in Thailand, plans to commence production of the Camry Hybrid in 2009. In India, Toyota is developing its business through local production and sales, and decided to construct the second plant with an annual production capacity of 70 thousand units. In 2010, this plant is scheduled to commence production of newly developed compact cars.

•

Promoting Vehicle Sales in Central and South America, Oceania, Africa and the Middle East. With respect to Central and South America, Oceania, Africa and the Middle East, unit sales decreased other than in the Middle East as a result of a downturn in the markets. As a result, in fiscal 2009, Toyota’s consolidated unit sales in the region was approximately 1.44 million units, a decrease of approximately 5.5% from fiscal 2008. The core models in this region are global models such as the Corolla, IMV and the Camry, which are designed to satisfy regional demands, while keeping production costs down by using common platforms and core parts and components with vehicle models in other regions. Furthermore, Toyota Motor Corporation Australia Ltd., Toyota’s vehicle production base in Australia, plans to commence production of the Camry Hybrid from the beginning of 2010.

In these regions, which are expected to become increasingly more important to Toyota’s business strategy, Toyota aims to develop new products which meet the specific demands of each region, increase production and further promote sales.

•

Securing Stable Development in China. Toyota has been conducting its operations in China through joint ventures, and its success in producing products that meet local demands and in establishing its sales and service network has significantly contributed to Toyota’s profits. Based on the firm business foundation that it has established, Toyota is conducting its operations with the aim to promote further growth and increase in profitability through further development of its sales and service network and expansion of its product lineup.

In China, Toyota has been conducting joint ventures with two major partners. First, with respect to the joint venture with China FAW Group Corporation, since Toyota first launched the Vios through the joint venture in 2002, Toyota commenced the production and sale of eight car models by the end of 2005 including the Land Cruiser Prado, Land Cruiser, Corolla, Crown, REIZ and Coaster in China. Particularly, in late 2005, Toyota also began the production of the Prius, taking in environmental considerations. With regard to increasing production capacity, in May 2007, Toyota commenced production of the new Corolla on the second line of the Tianjin Teda plant with an annual production capacity of 200 thousand units, and commenced production of the RAV4 on the same line in March 2009. Guangzhou Toyota Motor Co., Ltd., a joint venture between Toyota and the other partner Guangzhou Automobile Group Co., Ltd, commenced production of the Camry in May 2006 with an annual production capacity of 100 thousand units on a single shift basis and, by late 2006, it expanded its annual production capacity to 200 thousand units on a double shift basis. In addition, it commenced production of the Yaris in May 2008, and the second Guangzhou plant commenced production of the Highlander in May 2009.

Promote Key Initiatives Globally

Toyota believes that the following key initiatives are essential in increasing its competitiveness in the global automotive market and for improving its profitability and prospects for continued growth:

•

Maintain Leadership in Research and Development. Toyota believes that its long-term success will depend on being a leader in automotive research and development. To that end, Toyota is focusing its research and development on the promotion of environmentally sound technologies and product safety technologies, and plans to further promote early commercialization of next-generation environmental, energy and product safety technologies. Toyota is committed to building environmentally friendly automobiles and is focusing its initiatives on the following areas:

•	contribute to the efforts to preserve the environment through increased promotion of and further improvement in hybrid technology (including efforts for cost reduction and enhanced performance),

•	the improvement of fuel economy technology in gasoline engines and improvement of technologies to comply with more stringent emissions standards regulations,

•	the improvement of engine performance and fuel economy in clean diesel engines,

•	the development of automobiles powered by fuel cells and other non-traditional fuel technologies, and

•	the improvement of technologies that pursue driving and vehicle safety.

In particular, Toyota considers addressing environmental issues as one of the top priorities and aims to curtail environmental burden by reducing carbon dioxide emission at all levels of operations, namely in automobile design to production, distribution, disposal, and recycling. In addition, in order to utilize diverse energy sources that can replace oil, Toyota plans to commercialize plug-in hybrid vehicles that can be charged from household power supplies, mass-produce electric vehicles and develop next-generation batteries, develop biofuel as an alternative fuel source, and develop fuel cell vehicles. A chief example of Toyota’s leadership in environmental technology was the introduction of the hybrid Prius into the Japanese market in 1997.

In addition, Toyota began leasing the Toyota FCHV, the first ever fuel cell hybrid vehicle, in 2002. In 2005, these vehicles became the first fuel cell hybrid vehicles to acquire vehicle type certification in Japan and Toyota has continued to lease them since then.

With respect to the development of fuel cell hybrid vehicles, Toyota has focused on establishing mechanisms to address technological issues and other such fundamental research, using data obtained through real-world testing. Toyota’s real-world testing activities include demonstration studies through the Japan Hydrogen & Fuel Cell Demonstration Project, which is run by the Ministry of Economy, Trade and Industry of Japan, road testing in the U.S. as part of the California Fuel Cell Partnership and evaluating the performance of its vehicles in cold climates in Timmins, Canada.

Furthermore, Toyota began leasing its new Toyota Fuel Cell Hybrid Vehicle — advanced (the new “Toyota FCHV-adv”) in September 2008. Based on the results of the research described above, Toyota has remodeled the fuel cell system in the new Toyota FCHV-adv and has made significant improvements to low-temperature startup performance and cruising distance, in order to improve the prospects of its use becoming widespread.

Aiming to bring about the widespread use of fuel cell vehicles, Toyota is making efforts to improve the durability and reduce the cost of its proprietary high-performance polymer electrolyte fuel cell, the Toyota FC Stack, by making use of real-world feedback obtained from the lessees. Toyota also believes that participation in other cooperative efforts with the government, the energy industry and other concerned parties will help bring about the widespread use of fuel cell vehicles.

In November 2006, Toyota entered into a basic agreement with Isuzu Motors Limited, to complement each other technologically in the development and production of diesel engines and other areas. In August 2007, the parties reached a basic agreement to develop, manufacture and distribute aluminum block diesel engines with 1.6 liter-class emission to be used in Toyota cars to be introduced in the European market. However, in light of the downturn of the European market, the parties have agreed to put the agreement on hold temporarily.

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

•	Improve Efficiency. Toyota is working on the following to create a structure allowing for efficient development, production and sales that can respond flexibly to changes in the external environment:

•	working with suppliers to dramatically increase the efficiency of development,

•	creating a production structure that can better withstand fluctuations in demand and currency exchange rates,

•	reducing lead times from development to sales, and

•	strengthening sales capabilities in line with local conditions.

Toyota also plans to improve profitability and enhance operating efficiencies by continuing to pursue aggressive cost reduction programs, including:

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

Toyota continues to focus on reducing costs and improving efficiencies through various measures. One of these measures is the reduction in the number of platforms used in vehicle production. Platforms are the essential structures that form the base of different vehicle models. By using a common platform for the production of a greater number of models, Toyota believes that it will be able to decrease the substantial expenditures required to design and develop vehicles. In addition, Toyota believes that it will be able to achieve the scale benefits of producing larger volumes per platform, thereby reducing manufacturing cost per vehicle.

In addition to using common platforms, Toyota continues to focus on other methods of increasing the commonality of parts and components used in different models. These steps include reducing model variations and the number of parts used in each model. Toyota is seeking to increase the efficiency of procurement from outside suppliers by making use of a common global database to enable plants in different areas of the world to purchase parts and materials from the most competitive sources. In addition, Toyota is engaged in the VI Activities which is focused on systems-based cost innovation, going one step beyond item-based innovation. Adopting a new approach to designing, Toyota aims to achieve comprehensive cost reductions by treating associated parts as integrated systems. In fiscal 2009, Toyota initiated cost reduction programs together with its suppliers in order to improve profits with respect to vehicles already being sold, as part of its Emergency VA (Value Analysis) activity.

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

Strengthening Finance Operations for Sales

Toyota’s financial services include loans and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value-added service. In July 2000, Toyota established a wholly-owned subsidiary, Toyota Financial Services Corporation, to oversee the management of Toyota’s finance companies worldwide, through which Toyota aims to strengthen the overall competitiveness of its financial business, improve risk management and streamline decision-making processes. Toyota plans to expand its network of financial services, in accordance with its strategy of developing auto-related financing businesses in significant markets. Accordingly, Toyota currently operates financial services companies in 33 countries and regions, supports its automotive operations globally.

Maintain Financial Strength

Toyota currently enjoys high credit ratings which it believes reflect, among other factors, its strong financial position. Toyota currently maintains highly-liquid current assets such as cash and marketable securities and maintains the necessary liquidity in business operations as well as a high level of capital ratio. Toyota’s financial strength is the financial flexibility that its conservative financial strategy affords. While the current business environment has become extremely uncertain due to worldwide deterioration in the economy stemming from the financial crisis unfolding since last fall, by managing an even more adequate cash flow and maintaining a strong financial foundation as described, Toyota believes these factors will allow it to maintain the resources necessary to fund its research and development expenditures, capital expenditures and financing operations even if it experiences short-term fluctuations in earnings.

Focus on Shareholder Value

Toyota deems the benefit of its shareholders as one of its priority management policies, and is working to implement reforms to establish a corporate structure that can achieve continuous growth in order to enhance its corporate value.

The results of operations for fiscal 2009, which was a loss, reflect extremely difficult conditions due to a number of factors such as (i) a substantial contraction of the automotive market caused by a rapid deterioration of the world economy following the financial crisis last fall, (ii) changes in the market structure with a marked shift towards small vehicles and low-price vehicles, and (iii) the sharp appreciation of the Japanese yen. As a result, with respect to the payment of dividends, Toyota declared an annual dividend payment of ¥100 per share at the end of fiscal 2009, a decrease of ¥40 from the previous fiscal year, determining that it would be very difficult to maintain the same level of dividend as in fiscal 2008. Going forward, Toyota will strive to continue to pay dividends while taking into consideration factors such as business results of each term, investment plans and cash reserves.

With respect to the repurchase of own shares, of the shares authorized at the ordinary general meeting of shareholders in June 2008, which were the lesser of 30 million shares or the number of shares equivalent to ¥200 billion in cost of repurchase, 14.01 million shares totaling ¥69.9 billion were repurchased. In all of fiscal 2009, 15 million shares totaling ¥73 billion were repurchased. Since Toyota began repurchasing shares in fiscal 1997, the cumulative number of shares repurchased as of the end of June 2009 was 736.98 million shares at a total cost of ¥2,868.8 billion. The following table shows the number of shares repurchased and the cost of repurchase of those shares for each of the periods indicated:

	Year Ended March 31,
	2005	2006	2007	2008	2009
Number of shares repurchased	63 million	28 million	45 million	49 million	15 million
Approximate amount paid	¥266 billion	¥134 billion	¥300 billion	¥317 billion	¥73 billion

In the current business environment, Toyota plans to prioritize the retention of cash reserves and withhold repurchases of own shares.

Toyota’s future share repurchases will be influenced by factors such as Toyota’s future earnings and financial position. For more details, please see “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Automotive Operations

Toyota’s revenues from its automotive operations were ¥18.6 trillion in fiscal 2009, ¥24.2 trillion in fiscal 2008 and ¥21.9 trillion in fiscal 2007.

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

Conventional Engine Vehicles

Subcompact and Compact

Toyota’s subcompact and compact cars include the four-door Corolla sedan, which is one of Toyota’s best selling models. The Yaris, marketed as the Vitz in Japan, is a subcompact car designed to include features such as better performance and comfort compared to other compact cars available on the market, with low emissions that are particularly attractive to European consumers. The Vitz was remodeled in February 2005. This model was launched as the remodeled Yaris in the United States in March 2006. In Japan, Toyota introduced the Auris and bB in 2006, ist which was remodeled in July 2007, and the remodeled Corolla Rumion in October of the same year. Furthermore, Toyota introduced the “micro premium” car iQ in October 2008. In the United States, Toyota introduced the Scion xB and Scion xD in 2007.

Mini-Vehicles

Mini-vehicles are manufactured and sold by Daihatsu. Daihatsu manufactures mini-vehicles, passenger vehicles, commercial vehicles and auto parts. Mini-vehicles are passenger cars, vans or trucks with engine displacements of 660 cubic centimeters or less. Daihatsu sold approximately 601 thousand mini-vehicles and 182 thousand automobiles on a consolidated basis during fiscal 2009. Daihatsu’s largest market is Japan, which accounted for approximately 75% of Daihatsu’s unit sales during fiscal 2009.

Mid-Size

Toyota’s mid-size models include the Camry, which has been the best selling passenger car in the United States for eleven of the past twelve calendar years (From 1997 to 2008) and also for the last seven consecutive years. The Camry was fully remodeled in January 2006. Camry models include the Camry Solara sport coupe. Camry sales in the United States for 2008 was approximately 437 thousand units (including approximately 17 thousand Solaras and approximately 46 thousand hybrid vehicles). In addition, Toyota’s other mid-size models include (i) the REIZ for the Chinese market, (ii) the Mark X, the Blade which was introduced in December 2006, and the Premio and the Allion, both of which were remodeled in May 2007, for the Japanese market, and (iii) the Avensis, which was remodeled in November 2008 for the European market.

Luxury & Large

In North America, Europe and Japan, Toyota’s luxury line-up consists primarily of vehicles sold under the Lexus brand name. In the United States, Lexus has earned the title of best-selling luxury brand for the ninth consecutive year by selling approximately 259 thousand units in 2008. Lexus models include the LS, the GS, the ES and the IS. Lexus models also include luxury sport-utility vehicles sold in the United States, such as the GX, the RX, the LX, as well as the SC and the IS F. Toyota commenced sales of its luxury automobiles in Japan under the Lexus brand in August 2005. As of May 31, 2009, the Lexus brand line-up in Japan includes the LS, GS, IS, RX, SC and IS F. Toyota brand’s full-size luxury car, the Crown, was remodeled in February 2008, and the Crown Majesta was remodeled in March 2009. Toyota also sells the Century limousine in Japan.

Sports and Specialty

In Japan and other markets, Toyota sells the Lexus SC two-door sports coupe, and in the United States the Scion tC, a sport car model targeted to young drivers. In December 2007, Toyota introduced the IS F model under the Lexus brand as the high-performance sports model and in May 2009, the IS 250C as the convertible model.

Recreational and Sport-Utility Vehicles and Pickup Trucks

Toyota sells a variety of sport-utility vehicles and pickup trucks. Toyota sport-utility vehicles available in North America include the Sequoia, the 4Runner, the RAV4, the Highlander, the FJ Cruiser and the Land Cruiser, and pickup trucks available are the Tacoma and Tundra. The Tacoma, the Tundra and the Sequoia are manufactured in the United States. Toyota also offers three types of sport-utility vehicles under the Lexus brand, including the GX, the RX, as well as the LX. The LX, the GX, the Land Cruiser, the Tundra, the Sequoia, the 4Runner and the Prado sold in the United States are equipped with V-8 engines. Toyota also manufactures the RX model in Canada. Toyota’s pickup truck, the Hilux, has been the best selling model of all Toyota cars sold in Thailand. In February 2007, Toyota introduced the remodeled Tundra in North America. In addition, in August 2007, Toyota introduced the Vanguard model in Japan, and in December 2008, Toyota introduced the new Venza in North America. The fully remodeled RX was introduced in February 2009 in North America and in March 2009 in Europe. In Japan, the RX was introduced for the first time in January 2009.

Minivans and Cabwagons

Toyota offers several basic models for the global minivan market. Its largest minivan, the Alphard was remodeled in May 2008 in Japan, at the same time that the Vellfire was introduced. In addition, the Corolla Verso was introduced in December 2008 in Europe, and the Wish was remodeled in April 2009 in Japan. Toyota’s other minivan models include, in Japan, the Hiace, the Regius Ace, the Estima, the Noah, the Voxy, the Sienta and the Isis and, in North America, the Sienna.

Trucks and Buses

Toyota’s product line-up includes trucks (including vans) up to a gross vehicle weight of five tons and micro-buses, which are sold in Japan and in overseas markets. Trucks and buses are also manufactured and sold by Hino, a subsidiary of Toyota. Hino’s product line-up includes large trucks with a gross vehicle weight of over eleven tons, medium trucks with a gross vehicle weight of between five and eleven tons, and small trucks with a gross vehicle weight of up to five tons. Hino held the largest share of the Japanese large truck market in fiscal 2009. Hino’s bus line-up includes large to medium buses used primarily as tour buses and public buses, small buses and micro-buses. Toyota and Hino maintain a large share of the small bus (including micro-buses) segment in Japan.

Hybrid Vehicles

The world’s first mass-produced hybrid car was Toyota’s Prius. It runs on an efficient combination of gasoline engine and motor. This system allows the Prius to travel more efficiently than conventional engine vehicles of comparable size and performance on the same amount of gasoline. The hybrid design of the Prius also results in the output of 75% less pollution than the maximum amount allowed by Japanese environmental regulations. Toyota views the Prius as the cornerstone of its emphasis on designing and producing environmentally friendly automobiles. In March 2005, Toyota introduced the RX400h in North America and Europe and the Harrier Hybrid in Japan. Toyota also introduced the Highlander Hybrid in North America. Toyota introduced the Prius in China in November 2005 and the hybrid version of the Camry in North America in May 2006. Toyota introduced the GS450h, the hybrid version of the Lexus brand premium sedan, in North America, Europe and Japan by March 2006, and Toyota introduced the remodeled Estima Hybrid in June 2006. As of April 2009, Toyota has cumulatively sold over 1.81 million hybrid vehicle units. Furthermore, in May 2007, Toyota introduced the LS600h hybrid sedan in Japan, North America, and Europe, which Toyota believes to offer the highest quality of the Lexus brand to date. Furthermore, in May 2008, Toyota introduced the hybrid version of the Crown which is the signature model of the Toyota brand, in Japan. The Prius, of which

1.26 million units have been sold since it was first introduced in 1997 and whose name has become synonymous with hybrid vehicles, underwent its second full model change in May 2009. In March 2009, the Lexus RX450h, which is the fully-remodeled Lexus RX400h, was successively introduced in Japan, North America and Europe. Toyota is planning to introduce new hybrid vehicles including the HS250h in the summer of 2009 or later, followed by the introduction of plug-in cars with lithium ion batteries by the end of 2009. Going forward, Toyota will continue to expand its lineup of hybrid vehicle models, which is an area in which significant growth is expected in the contracting vehicle market.

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

Product Development

New cars introduced in Japan during fiscal 2009 and thereafter include the iQ, PASSO Sette, Lexus RX450h, Lexus RX350 and IS250C. Remodeled cars in Japan during fiscal 2009 and thereafter include the Alphard (of which, the Alphard V was remodeled and newly introduced as the Vellfire), the Crown Majesta, the Wish and the Prius. New cars introduced outside Japan during fiscal 2009 and thereafter include the Venza introduced in North America in December 2008, the iQ and the Urban Cruiser introduced in Europe in January 2009 and April 2009, respectively. Remodeled cars sold in the United States during fiscal 2009 and thereafter include the Lexus RX450h, RX350 and the Prius. Remodeled cars sold in Europe during fiscal 2009 and thereafter include the Avensis, the Carolla Verso and the Prius. The IMV product lineup based on the Innovative International Multi-purpose Vehicle project (IMV) to optimize global manufacturing and supply systems is a lineup of strategic multipurpose vehicles produced from a single platform to meet market demand. The IMV product lineup includes the Hilux Vigo released in Thailand in August 2004, and as of May 31, 2009, one or all of the Hilux, Fortuner and Innova are available in all regions except for Japan and North America.

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

	Year Ended March 31,
	2005		2006		2007		2008		2009
	Units	%	Units	%	Units	%	Units	%	Units	%
Market
Japan	2,381,325	32.1%	2,364,484	29.7%	2,273,152	26.7%	2,188,389	24.6%	1,944,823	25.7%
North America	2,271,139	30.7	2,556,050	32.1	2,942,661	34.5	2,958,314	33.2	2,212,254	29.2
Europe	978,963	13.2	1,022,781	12.8	1,223,628	14.3	1,283,793	14.4	1,061,954	14.0
Asia	833,507	11.3	880,661	11.0	789,637	9.3	956,509	10.7	904,892	12.0
Other*	943,444	12.7	1,150,587	14.4	1,295,581	15.2	1,526,934	17.1	1,443,433	19.1

Total	7,408,378	100.0%	7,974,563	100.0%	8,524,659	100.0%	8,913,939	100.0%	7,567,356	100.0%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

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

	(Thousands of Units)
	Fiscal Year Ended March 31,
	2005	2006	2007	2008	2009
Japan:
Total market sales (excluding mini-vehicles)	3,940	3,915	3,590	3,428	2,894
Toyota sales (retail basis, excluding mini-vehicles)	1,755	1,735	1,643	1,564	1,331
Toyota market share	44.5%	44.3%	45.8%	45.6%	46.0%

	(Thousands of Units)
	Calendar Year Ended December 31,
	2004	2005	2006	2007	2008
North America:
Total market sales	20,108	20,353	19,979	19,360	16,294
Toyota sales (retail basis, excluding mini-vehicles)	2,292	2,514	2,840	2,923	2,537
Toyota market share	11.4%	12.4%	14.2%	15.1%	15.6%

Europe:
Total market sales	20,802	21,138	21,799	23,100	21,212
Toyota sales (retail basis)	962	1,013	1,144	1,261	1,141
Toyota market share	4.6%	4.8%	5.2%	5.5%	5.3%

Asia:
Total market sales	4,824	5,214	5,107	5,463	5,540
Toyota sales (retail basis)	692	838	750	779	809
Toyota market share	14.3%	16.1%	14.7%	14.3%	14.6%

Japan

The automobile market in Japan has stagnated due to a combination of various factors, such as changes in the nature of demand. In addition, demand overall has decreased rapidly since the fall of the previous year, affected by the financial crisis. Toyota faces great challenges as future employment concerns weaken consumer spending. Despite this trend, Toyota believes that Japan continues to be the most important market for Toyota’s automotive products. The Japanese automotive industry is highly competitive. It includes five major domestic manufacturers, five specialized domestic producers and a growing volume of imports from major United States and European manufacturers. The prolonged economic slump in the Japanese economy has also shifted consumer preference towards more affordable automobiles such as compact and subcompact vehicles and towards utility vehicles such as mini-vans. For more than 40 years, Toyota has maintained its position as the largest automobile manufacturer in Japan. Every year since fiscal 1999, Toyota, excluding Daihatsu and Hino, has achieved a market share (excluding mini-vehicles) of over 40%, reflecting in part the success of the introduction of new models for subcompact and compact cars, mini-vans and sedans. In fiscal 2009, Toyota’s (excluding Daihatsu and Hino) share of the domestic market excluding mini-vehicles was 46.0%, and Toyota’s (including Daihatsu and Hino) share of the market including mini-vehicles was 42.4%. In August 2005, Toyota launched the Lexus brand in Japan and recorded a market share of 17.7% in the luxury market in 2008. Toyota aims to further distinguish the Lexus brand by continuing to attract new and affluent customers including customers that typically had purchased imported vehicles.

North America

Toyota’s consolidated vehicle unit sales in North America was 2,212,254 units in fiscal 2009. The United States is the largest portion of the North American market for Toyota, representing approximately 87% of its total retail unit sales in the region. Toyota’s retail unit sales in North America achieved over two million units for the sixth consecutive year, despite the downturn in the economy since the fall of 2008. The increased sales of new products including the Venza, which was introduced in December 2008, and the Lexus RX, which was fully remodeled in February 2009, were fundamental to this achievement in overall sales. Toyota’s market share in the United States was 16.7% in 2008, its largest share ever. Competition in North America, particularly the United States is intense. Toyota’s principal competitors in North America are General Motors, Ford, Chrysler, Honda and Nissan.

Europe

Consolidated European sales of Toyota vehicles in fiscal 2009 was 1,061,954 units, down 17.3% from fiscal 2008. In 2008, Toyota had a market share in Europe of 5.3% and achieved annual retail unit sales of approximately 1.14 million vehicles. As the markets rapidly contracted with the spread of the economic and financial crisis, European sales decreased from the previous year although sales increased in Central and Eastern Europe as a result of the decreased sales in Western Europe. Sales were also affected as the period was an in-between period between full model changes. Toyota’s principal European markets are Germany, Russia, France, Italy and the United Kingdom. Toyota’s principal competitors in Europe are Volkswagen, Opel, Renault, Ford and Peugeot.

Asia and China

Consolidated Asian sales of Toyota vehicles in fiscal 2009 was 904,892 units, down 5.4% from fiscal 2008. In 2008, Toyota had a market share in Asia of 14.6% and achieved annual retail unit sales of approximately 810 thousand vehicles. The growth in Asian sales is attributable to the increase in sales in Indonesia. Toyota’s principal Asian markets are Thailand, Indonesia, Malaysia and Taiwan.

In China, vehicle sales increased 7% from 8.50 million in 2007 to 9.10 million in 2008, and the market has expanded from 2007 despite a temporary slowdown in growth. In this market, Toyota’s sales was 590 thousand vehicles. In the locally produced passenger vehicle market (total of approximately 5.6 million units), Toyota’s sales was 510 thousand units for a market share of 9%. Guangzhou Toyota Motor Co., Ltd.’s Camry, which commenced sales in June 2006, and Tianjin FAW Toyota Motor Co., Ltd.’s Corolla, which underwent a model change in May 2007, greatly contributed to the sales. As for Toyota’s sales network, Toyota has been expanding the sales network for locally produced vehicles in cooperation with Chinese joint venture partners under Tianjin FAW Toyota Motor Co., Ltd. and Guanqi Toyota Motor Co., Ltd., and for imported vehicles, Toyota has also been expanding the Lexus brand sales network. Going forward, Toyota plans to increase sales by expanding the number of dealers and the product lineup for both locally produced and imported vehicles. In addition, as the market in China develops, Toyota plans to promote the so-called “Value Chain” businesses such as used cars, services, financing and insurance.

Production

Toyota and its affiliates produce automobiles and related parts and components through more than 50 manufacturing companies in 26 countries and regions around the world. Toyota’s major manufacturing facilities include plants in Japan, the United States, Canada, the United Kingdom, France, Turkey, Czech Republic, Thailand, China, Taiwan, South Africa, Australia, Argentina, Brazil, Indonesia and India. Daihatsu brand vehicles are produced at 4 factories in Japan and 6 manufacturing companies in 6 other countries, including Indonesia and Malaysia. Hino produces medium trucks for the North American market in Ontario, Canada and West Virginia, United States. In the United States, Toyota and General Motors Corporation operate a joint venture for the assembly of passenger cars and trucks. For a listing of Toyota’s principal production facilities, see “Information on the Company — Property, Plants and Equipment”.

In recent years, Toyota has increased its production capacity outside Japan. This increase in local production corresponds with the increase in demand in each market. The reinforcement or establishment of production systems capable of responding flexibly to the rapidly fluctuating demands of each market are integral to Toyota’s strategy. For example, changes made to the production system in North America include designating the Mississippi plant as the production facility of the Prius, instead of the Highlander as initially planned, and relieving the Indiana plant of its production responsibilities in respect of the Tundra, thereby making the Texas plant solely responsible for production of the Tundra in North America. In 2008, approximately 64% of Toyota automobiles sold in overseas markets were manufactured in overseas plants by Toyota and its unconsolidated affiliates. In 2008, approximately 57% of Toyota vehicles sold in North America were produced in North America. Of the vehicles sold in Europe in 2008, approximately 61% were produced in Europe. In fiscal 2009, Toyota produced on a consolidated basis approximately 4.3 million vehicles in Japan and approximately 2.8 million vehicles overseas, compared to approximately 5.1 million vehicles in Japan and 3.4 million vehicles overseas in fiscal 2008. In addition, in March 2006, Toyota entered into an agreement with FHI to manufacture vehicles at FHI’s North American production center, Subaru of Indiana Automotive, Inc.

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

	Year Ended March 31,
	2005	2006	2007	2008	2009
Units Produced	7,231,976	7,711,647	8,180,951	8,547,200	7,051,032

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

The Toyota Production System

Toyota pioneered the internationally recognized production system known as the “Toyota Production System”. The Toyota Production System is based on Toyota’s own concepts of efficient production of only necessary and quality products and efficient cost reduction, and has the following two principal elements:

•	“Just-in-Time”, and

•	“Jidoka”.

Just-in-Time is an approach in which necessary parts and components are manufactured and delivered in just the right quantity in a timely manner just as they are needed. This allows Toyota to maintain low levels of inventory while maintaining operating efficiency.

Jidoka is the ability to stop work immediately when problems arise in the production process to prevent manufacturing defective products. To achieve this, Toyota’s equipment is designed to detect abnormalities and to stop whenever abnormalities occur. Toyota also authorizes its machine operators and other members of its production team to stop production whenever they note anything suspicious. This helps Toyota to build quality into the production process by avoiding defects and preventing the waste that would result from producing a series of defective items.

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

In order to strengthen manufacturing and promote localization of overseas production, Toyota established the Global Production Center (“GPC”) in July 2003 as a development and training center for global human resources. The GPC is intended to introduce local managers to the Toyota methodology, allowing them to train their subordinates with the local management. GPC develops efficient training systems and formulaic, simplified and easy-to-understand methodology. One characteristic of the GPC is that managers and supervisors, new hires and experienced workers can all receive common skill training. GPC’s training system involves a pre-training phase where trainees learn basic skills and discover the skills that they must acquire through image training. This is followed by various steps, from basic skill training, elemental task training, to standard task training, which is a sure method of training. The fruits of this training method are reduced training time, higher levels of achievement and the efficiency of training. Since January 2006, Toyota has opened regional GPCs in North America, Europe and Asia. In each region, Toyota commenced courses where trainees from each department are trained by local trainers to become trainers themselves. Since its establishment, GPC had trained approximately 14,500 people in 6 years.

With the aim of enhancing its competitive edge in “self-manufacturing”, Toyota, since 2001, has been developing and implementing the “simple and user-friendly operation systems & facilities that can be handled by anyone, anywhere”. Toyota is developing its innovative production system, facilities and processing technologies and is currently promoting it at a global level.

Distribution

Toyota’s automotive sales distribution network is the largest in Japan. As of March 31, 2009, this network consisted of 290 dealers employing approximately 40,000 sales personnel and operating more than 4,800 sales and service outlets. Toyota owns 19 of these dealers and the remainder is independent. In addition, at March 31, 2009, Daihatsu’s sales distribution network consisted of 62 dealers employing approximately 5,500 sales personnel and operating approximately 700 sales and service outlets. Daihatsu owns 36 of these dealers and the remainder is independent.

Toyota believes that this extensive sales network has been an important factor in its success in the Japanese market. A large number of the cars sold in Japan are purchased from salespersons who visit customers in their homes or offices. In recent years, however, the traditional method of sales through home visits is being replaced by showroom sales and the percentage of automobile purchases through showrooms has been gradually increasing. Toyota expects this trend to continue, and accordingly, plans to improve its sales activities such as customer reception and meticulous service at showrooms to increase customer satisfaction.

Sales of Toyota vehicles in Japan are conducted through four sales channels — “Toyota,” “Toyopet,” “Corolla” and “Netz.” In addition, Toyota introduced the Lexus brand to the Japanese market in August 2005, and currently distributes the Lexus brand vehicles through a network of approximately 170 sales outlets in order to enhance its competitiveness in the domestic luxury automobile market. The following table provides information for each channel as of March 31, 2009.

	Dealers
Channel	Toyota Owned	Independent	Total	Market Focus
Toyota	6	43	49	Luxury channel for Toyota brand vehicles
Toyopet	5	47	52	Leading channel for the medium market
Corolla	4	70	74	Volume retail channel centering on compact models
Netz	4	111	115	Sales channel targeting customers with new values for the 21st century

Brand			Sales Outlets	Market Focus
Lexus			165	Premium brand

Outside Japan, Toyota vehicles are marketed through approximately 170 distributors in approximately 170 countries and regions. Through these distributors, Toyota maintains networks of dealers. The chart below shows the number of Toyota distributors as of April 2009 by country and region:

Country/Region	Number of Countries	Number of Distributors
North America	3	5
Europe	36	30
Asia	16	10
Central and South America	30	43
Oceania	17	16
Africa	49	50
Middle East	19	15
China	1	4

Daihatsu vehicles are sold in at least 130 countries and regions through approximately 2,300 sales outlets.

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

Increasing Vehicle Functionality — Information service functions. To Toyota, increasing vehicle functionality means advancing information service functions that integrate vehicles with telecommunication systems, and driving assistance functions that use communication technologies and sensing technologies to create vehicles with intelligent features. Information service functions can improve the convenience and enrich the driving experience by means of information communication technologies, which add new functions “connected” to the basic vehicle functions of “running, turning and stopping”. Examples include the following:

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

•

G-BOOK is the latest information network service that merges the latest network technologies and car multimedia, prior to the arrival of the ubiquitous network society. G-BOOK provides various types of information useful for driving a car as well as the safety and security services that detect unusual conditions in the vehicle, which supports a lifestyle using automobiles anytime and anywhere through a network. In 2005, Toyota started G-BOOK ALPHA and G-Link that is a telematics service exclusive to Lexus, which added various features including the traffic congestion forecast service. In 2007, Toyota launched G-BOOK mX, which has matured as a comprehensive telematics service and is built on the proven reliability and security of G-BOOK with the addition of services allowing drivers to use more convenient navigation systems such as “Map-on-Demand” — the world’s first technology for automatically updating map data and “Probe Communication Traffic Information” that provides drivers with highly precise information on traffic congestion.

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

Financial Services

Toyota’s revenues from its financial services operations were ¥1,378 billion in fiscal 2009, ¥1,498 billion in fiscal 2008 and ¥1,301 billion in fiscal 2007. In fiscal 2009, the decrease in Toyota’s unit sales as a result of the global economic downturn also resulted in a decrease in the number of financing. Moreover, although the implementation of government financing initiatives worldwide has resulted in the financing environment showing signs of recovery since January 2009, from a profit perspective, the environment surrounding Toyota’s financial services remain as challenging as ever, due to the increased cost of credit and cost from residual value. Accordingly, Toyota is working towards improving its risk management measures in connection with credit and control of residual value risk.

Toyota Financial Services Corporation is Toyota’s wholly-owned subsidiary, established in July 2000, which oversees the management of Toyota’s finance companies worldwide and the expansion into new automobile related product areas. Toyota plans to strengthen the financial services it currently offers in 33 countries and regions, in accordance with its strategy of further developing its auto-related financing businesses in significant markets.

Toyota Motor Credit Corporation is Toyota’s principal financial services subsidiary in the United States. Toyota also provides financial services in 32 other countries and regions through various financial services subsidiaries, including:

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

In July 2007, Toyota established the financial services company ZAO Toyota Bank in Russia, and in October 2008, Toyota established Toyota Financial Services Vietnam in Vietnam.

Net finance receivables for all of Toyota’s dealer and customer financing operations were approximately ¥9.5 trillion as of March 31, 2009, representing a decrease of approximately 7.1% as compared to the amount as of March 31, 2008. The majority of Toyota’s financial services are provided in North America. As of March 31, 2009, approximately 63.6% of Toyota’s finance receivables were derived from financing operations in North America, 14.1% from Japan, 11.0% from Europe, 3.8% from Asia and 7.5% from other areas.

The global economic downturn has caused increases in unemployment rates and increases in the percentage of credit losses. Cost related to residual values are also increasing, due to the decline in the price of used cars. As a result, Toyota’s earnings results have decreased significantly. The measures Toyota implemented in order to respond to the decrease in earnings results include improving its collection systems and revising its financing guidelines.

Approximately 45% of Toyota’s unit sales in the United States during fiscal 2009 included a financing or lease arrangement with Toyota. Because the majority of Toyota’s financial services operations is related to the sale of Toyota vehicles, the decrease in vehicle unit sales may lead to the contraction of Toyota’s financial services operations.

The worldwide financial services market is highly competitive. Toyota’s competitors in retail financing and retail leasing include commercial banks, credit unions and other finance companies. Commercial banks and other automobile finance subsidiary companies serving their parent automobile companies are competitors of Toyota’s wholesale financing activities. Competitors in Toyota’s insurance operations are primarily national and regional insurance companies.

The following table provides information for Toyota’s finance receivables and operating leases as of March 31, 2008 and 2009.

	Yen in millions		US dollars in millions
	March 31,		March 31,
	2008	2009	2009
Finance Receivables
Retail	¥6,959,479	¥6,655,404	$67,753
Finance leases	1,160,401	1,108,408	11,284
Wholesale and other dealer loans	2,604,411	2,322,721	23,646

	10,724,291	10,086,533	102,683
Deferred origination costs	106,678	104,521	1,064
Unearned income	(437,365)	(405,171)	(4,125)
Allowance for credit losses	(117,706)	(238,932)	(2,432)

Total finance receivables, net	10,275,898	9,546,951	97,190
Less – Current portion	(4,301,142)	(3,891,406)	(39,615)

Noncurrent finance receivables, net	¥5,974,756	¥5,655,545	$57,575

Operating Leases
Vehicles	¥2,814,706	¥2,729,713	$27,789
Equipment	107,619	107,168	1,091

	2,922,325	2,836,881	28,880
Less – Accumulated depreciation	(718,207)	(795,767)	(8,101)

Vehicles and equipment on operating leases, net	¥2,204,118	¥2,041,114	$20,779

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

Insurance

Toyota provides insurance services in the United States through Toyota Motor Credit Corporation’s wholly-owned subsidiary, Toyota Motor Insurance Services, Inc. (“TMIS”) and its wholly-owned insurance company subsidiaries. Their principal activities include marketing, underwriting and claims administration. TMIS also provides coverage related to vehicle service agreements and contractual liability agreements through Toyota dealers to customers. In addition, TMIS also provides coverage and related administrative services to affiliates of Toyota Motor Credit Corporation. Toyota dealerships in Japan and in other countries and regions also engage in vehicle insurance sales.

Toyota currently has voting power of approximately 34.6% in Aioi Insurance Co., Ltd. (“Aioi”), a leading insurance company in Japan. Toyota continues to use its strong relationship with Aioi to develop attractive consumer insurance products for Toyota’s automotive customers. Abroad, Toyota conducts its finance and insurance business in alliance with Aioi, mainly in European countries and Australia.

Other Financial Services

Toyota Finance Corporation launched its credit card business in April 2001 and began issuing the Lexus credit cards in 2005 when the Lexus brand was introduced in Japan. As of March 31, 2009, Toyota Finance Corporation has over 7 million card holders of which approximately 43,000 are Lexus credit card holders. Toyota also established Toyota Financial Services Securities Corporation, a subsidiary of Toyota Financial Services Corporation, which commenced operations in April 2001 to coincide with the launch of the credit card business. Through Toyota Financial Services Securities Corporation, Toyota provides financial services including sales of investment trusts and high grade corporate bonds.

All Other Operations

In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive business activities. Net sales for these activities totaled ¥1,185 billion in fiscal 2009, ¥1,347 billion in fiscal 2008 and ¥1,324 billion in fiscal 2007. Sales to external customers of all other operations represented 3.0% of Toyota’s net revenues for fiscal 2009. Substantially all of Toyota’s revenues from other operations were derived in Japan.

Pre-fabricated Housing

Toyota is also engaged in the manufacture and sale of prefabricated housing. Toyota has adapted the core production systems and methodologies used in its automotive operations to this business. Toyota established its subsidiary Toyota Housing Corporation in April 2003 and has transferred to it the product planning and sales operations. Furthermore, in order to quickly and accurately grasp clients’ needs and to plan, develop and sell products on a timely basis, in April 2008, Toyota transferred the product development operation to Toyota Housing Corporation. In March 2005, Toyota, together with two institutional investors, agreed to jointly invest in Misawa Home Holdings, Inc. pursuant to their request to assist its rehabilitation. The investment takes the form of a subscription of equity shares in the total amount of ¥25.8 billion, of which ¥10.4 billion is subscribed by Toyota. Toyota is further coordinating with Misawa in the development, manufacture and sale of housing and to complement one another in terms of sales area and products. Through these activities, Toyota intends to cater to a wide variety of customer needs and to strengthen the housing business of both companies.

Information Technology

Toyota is making efforts to increase sales of on-board ETC units to promote ITS and KDDI Corporation’s telecom-related products (particularly its mobile telephone services).

Toyota also operates a Japanese-language website, GAZOO.com. The name “Gazoo” originates from the Japanese word gazo meaning images. Gazoo was established as a membership Internet service linking Toyota, its national dealer network and Gazoo members, and has provided information on new and used Toyota automobiles and related services as well as online shopping capabilities. Currently, in addition to information on Toyota automobiles, Gazoo provides information on automobile companies, at the same time providing information as a membership automobile portal site with an enhanced blog function. Furthermore, Toyota is using new content such as Gazoo Racing and Gazoomura to further add to its content line-up. In October 2008, Toyota introduced the new Internet-based service TOYOTA METAPOLIS, which is Toyota’s own virtual city created using 3-D imaging, to inspire new interest in cars and propose new ways for people to enjoy their vehicles through the Internet. To further expand its motor vehicle information service, Toyota launched the G-BOOK telematics service in Japan in fall 2002 by applying information technology that was developed through Internet information communications services and in August 2005, G-Link that is a service exclusive to Lexus was introduced. Toyota also offers the theft detection service, the vehicle tracking service, the operator support service and so on as standard to enhance services aiming to provide safety, security and comfort for G-BOOK and G-Link users in their lifestyle using automobiles. With G-BOOK mX announced in April 2007, Toyota started offering services that allow drivers to use more convenient navigation systems such as “Map-on-Demand” — the world’s first technology for automatically updating map data. Also, Toyota has further strengthened its ties with Gazoo and G-BOOK and has for example allowed map information searched on a blog on GAZOO.com to be used on G-BOOK, further maturing as a comprehensive telematics service. In Japan, Toyota is seeking to promote the use of the G-BOOK by equipping all Crown models with the G-BOOK and increasing the number of car navigation system models that are compatible with the G-BOOK. Toyota has also licensed its G-BOOK technology to certain other competitors in Japan. Toyota is applying the technology and experience it has accumulated in Japan to regions outside Japan. G-BOOK services have been available in China since March 2009, and Toyota is planning to commence its unique telematics services in the United States in August 2009.

In March 2004, Toyota launched its state-of-the-art CRM (Customer Relationship Management) system called e-CRB (evolutionary Customer Relationship Building) in Thailand. e-CRB builds on a technology cultivated through the development of Gazoo and G-BOOK and offers its customers a variety of services such as providing information of new vehicles, accepting requests for brochures and estimates and notifying customers when it is time for maintenance by keeping track of the vehicle’s maintenance history and mileage. In addition, e-CRB offers an advanced operation system that can be utilized comprehensively at dealers including with respect to new and used vehicles and services. Toyota is currently promoting e-CRB in countries including China, Thailand and Australia where steady progress has been made as the service-in rate (the number of vehicles being serviced in relation to a whole) has increased.

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

In July 2002, the California legislature passed legislation that required the CARB to develop and adopt, by the end of 2004, regulations that achieved the maximum feasible reduction in greenhouse gas emissions from vehicles. In September 2004, the CARB adopted regulations that required a 20 to 30 percent reduction of greenhouse gas emissions from passenger vehicles, light trucks and other noncommercial vehicles to be phased in between the 2009 and 2016 model years. However, in December 2007 EPA denied California’s request for a waiver under the Clean Air Act that would have allowed the state to enforce these regulations to control greenhouse gas emissions from motor vehicles. EPA indicated that its denial of California’s request was part of an effort to focus on implementing the stricter CAFE standards, which are discussed below. In January 2008, California and 15 other states brought a lawsuit challenging EPA’s decision to block implementation of the California greenhouse gas emission regulations. In April 2008, the Ninth Circuit Court of Appeals rejected an EPA motion to dismiss this suit. The EPA is currently reconsidering its decision of December 2007, in response to a direction issued by U.S. President in January 2009.

Other States

The states of New York, Massachusetts, Arizona, Connecticut, Delaware, Illinois, Maine, Maryland, New Jersey, New Mexico, Oregon, Pennsylvania, Rhode Island, Vermont and Washington have either adopted, or plan to adopt, regulations substantially similar to California’s zero-emission vehicles requirement and greenhouse gas emissions regulations. These states are intervening in the lawsuit filed by California challenging EPA’s denial of California’s waiver request.

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

Vehicle Fuel Economy

Japanese Standards

The Act Concerning the Rational Use of Energy (the “Act”) requires automobile manufacturers to improve their vehicles to meet specified fuel economy standards. Fuel economy standards are established according to the types of vehicles specified below, and are required to be met by either fiscal 2011 or fiscal 2016.

Among certain qualifying passenger vehicles:

•

Vehicles which are designated in Article 75, Paragraph 1 of the Road Transportation Vehicle Law as type-designated vehicles (“type-designated vehicles”) with 10 seats or less using gasoline, gas oil or LPG;

•	Type-designated vehicles with 11 seats or more that are 3.5 tons or less in vehicle weight using gasoline or gas oil;

•

Type-designated vehicles with 11 seats or more that are over 3.5 tons in vehicle weight using gas oil, or designated carbon monoxide emission control vehicles (“designated carbon monoxide emission control vehicles”) which are designated in Article 75-2 Paragraph 1 of the Road Transportation Vehicle Law.

Among certain qualifying cargo vehicles:

•	Type-designated vehicles that are 3.5 tons or less in vehicle weight using gasoline, gas oil or LPG;

•	Type-designated vehicles that are over 3.5 tons in vehicle weight using gas oil or LPG, or designated carbon monoxide emission control vehicles.

Toyota is promoting the improvement of its vehicles in order to achieve compliance with these standards.

Japan ratified the Kyoto Protocol in June 2002, which became effective in February 2005. This protocol requires Japan to reduce its carbon dioxide emissions by 6% during the years 2008 to 2012 as measured from the 1990 base year.

U.S. Standards

The Federal Motor Vehicle Information and Cost Savings Act requires automobile manufacturers to comply with Corporate Average Fuel Economy standards, commonly referred to as the CAFE standards. Under this law, limits are imposed on the amount of regulated pollutants that may be emitted by new motor vehicles in the United States. A manufacturer is subject to substantial civil penalties if, in any model year, its vehicles do not meet the CAFE standards. Manufacturers that exceed the CAFE standards earn credits determined by the difference between the average fuel economy performance of their vehicles and the CAFE standards. Credits earned for the three model years preceding the current model year, and credits projected to be earned for the next three model years, can be used to meet CAFE standards in a current model year. However, credits earned in respect to passenger cars may not be used for light trucks. Similarly, credits earned in respect to light trucks may not be used for passenger cars. Passenger cars are further divided into the two categories “Domestic” and “Import.” Credits earned in one category may not be applied toward the other category.

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

Concern over the impact of carbon dioxide emissions on global warming has drawn attention to the need for reducing the use of fossil fuels, in part by increasing vehicle fuel economy. In order to effectuate a more stringent CAFE standard, the federal government enacted a law in December 2007 that raises the CAFE standard to 35 miles per gallon by 2020 on average for passenger cars and light trucks. Currently, the CAFE standard is 27.5 miles per gallon for cars and just over 22 miles per gallon for light trucks. Under this new law, the same method used in determining the applicable CAFE standard for light trucks for model years 2008 and beyond is also used for passenger cars. This method uses sales by vehicle size (wheelbase and track width) of each car manufacturer to determine the applicable CAFE standard. The proposed rule provides flexibility by increasing from three to five the number of years that car manufacturers can carry forward credits earned for exceeding CAFE standards, and allowing manufacturers to transfer the credits from one of their classes of vehicles to another. Further measures include regulations that will apply to model year 2011, which were released in March 2009. The standards in these regulations have been established at 30.2 miles per gallon on average for passenger cars and 24.1 miles per gallon on average for trucks.

In addition to the CAFE standards, there are multiple standards in the United States including the EPA’s emission regulations and the California standard. The California standard is currently suspended from taking effect. Automobile manufacturers had called for uniform standards, as they would need to comply with standards that varied by state if all standards became effective. On May 19, 2009, the U.S. President announced his intent to establish a federal regulation that unifies the three standards. Moreover, he announced that the regulation would conform to the California standard, raising the CAFE standards to 35.5 miles per gallon by 2016. Toyota strives to meet the fuel economy standards by further developing fuel-efficient technology, alternative fuel technology and other advanced technology.

In addition, the Energy Tax Act of 1978 imposes a “gas guzzler” tax on automobiles with a fuel economy rating below specified levels.

European Standards

The European Union has signed the Kyoto Protocol and agreed to reduce carbon dioxide emissions by 8% during the years 2008 to 2012, as measured from the 1990 base year. In early 1999, the European Commission and the European Automotive Manufacturers Association (ACEA) agreed on a voluntary agreement which establishes an average emissions target of 140 grams of carbon dioxide per kilometer for new cars sold in the European Union in 2008 (the voluntary agreement applied to the 15 states who were members of the European Union at that time). The Japan Automobile Manufacturers Association and the Korean Automobile Manufacturers Association have also agreed on a voluntary agreement, similar to that entered into by the European Commission, with the year 2009 as a target year. The European Commission, dissatisfied with the progress being made towards achieving the targets established in the voluntary agreement, proposed making the standards mandatory in December 2007. The European Commission’s proposal was enshrined in regulations which established an average emissions standard of 120 grams of carbon dioxide per kilometer by 2012 for passenger vehicles sold in the 27 member states of the European Union (the proposal contemplated that vehicle motor technology could reduce emissions to 130 grams of carbon dioxide per kilometer, and complementary measures, such as installing tire pressure monitoring systems, could further reduce emissions by 10 grams of carbon dioxide per kilometer). The proposed emission regulations were adopted after receiving the approval of the European Parliament in December 2008 and subsequently being approved by the Council of the European Union in April 2009. Upon adoption, it was determined that the regulations would be phased in gradually, initially requiring 65% of new cars to comply with the new standards in 2012 and increasing to 100% of new cars in 2015. As a result of the new regulations, different targets will apply to each manufacturer, based on their respective fleets of vehicles and weight. Penalties will apply to those manufacturers who fail to meet their targets from 2012, in amounts corresponding to the degree of shortfall. Manufacturers failing to meet their targets between 2012 and 2018 will incur penalties of between €5 and €95 per each gram of carbon dioxide per kilometer shortfall for each non-compliant vehicle, and such penalties will rise to €95 in 2018 and beyond. Furthermore, a medium- to long-term target of reducing emissions to 95 grams of carbon dioxide per kilometer by 2020 has also been proposed. This represents a remarkably ambitious target, even in comparison to other fuel efficiency requirements worldwide.

An increasing number of European Union member states are introducing car tax laws based on carbon dioxide emission levels, pursuant to the directive issued by the European Commission in 2005. This trend is expected to continue, in accordance with the recent increases in environmental awareness.

Vehicle Safety

Japanese Standards

Standards relating to pedestrian head protection are applicable to all new models manufactured after September 2005 with certain exceptions, and vehicles continued to be manufactured after September 2010. In addition, standards requiring protection against electrocution will apply to hybrid vehicles and electric vehicles manufactured on and after July 1, 2012, and regulations relating to vehicles powered by lithium ion rechargeable batteries were implemented in November 2008.

For the purpose of harmonizing with the international standards, frontal offset collision standards are applied to (i) new passenger vehicle models manufactured after September 2007 and passenger vehicles continued to be manufactured after September 2009, and to (ii) new cargo vehicles models manufactured after April 2011 and cargo vehicles continued to be manufactured after April 2016. In addition, seatbelt anchorage and seatbelt standards are also expected to be combined with the Economic Commission for Europe (“ECE”) and cars manufactured after July 2012 are required to meet these standards. Standards relating to interference are currently under consideration.

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

The Transportation Recall Enhancement, Accountability and Documentation Act was enacted in the United States on November 1, 2000. This Act required the National Highway Traffic Safety Administration to regulate the dynamic rollover standards and to upgrade federal motor vehicle safety standards relating to tires. It also required the National Highway Traffic Safety Administration to enhance its authority to gather information potentially relating to motor vehicle defects. This Act substantially increases the National Highway Traffic Safety Administration’s authority to impose civil penalties for noncompliance with regulatory requirements and specifies possible criminal penalties for violations of the federal Fraud and False Statements Act. Under this Act, the National Highway Traffic Safety Administration expanded its New Car Assessment Program to implement consumer information programs for vehicle rollover resistance and child restraints and adopted extensive early warning defect reporting requirements in 2002, and strengthened regulations regarding tire-pressure monitoring systems in 2005.

Legislation on transportation budget plan promoting a safe and efficient vehicle safety program for drivers, the Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users (SAFETEA-LU) was passed in August 2005. The legislation requires the National Highway Traffic Safety Administration to propose and issue standards to reduce rollover accidents (by October 1, 2006), to complete the creation of standards for reduction of vehicle passenger release from cars at the time of rollover accidents (by October 1, 2009), to upgrade door lock standards (by February 2008), to complete the upgrade of roof crash standards (proposal for the standard should be made by December 31, 2005 and the final standard should be decided by July 1, 2008), to decide on the standard on side impact for the improvement of protection performance of vehicle passengers in all seats location (by July 1, 2008), to review a seat belt wearing technology and to complete a study including proposal for improving the rate of seat belt usage (by July 1, 2008), to establish standards to display New Car Assessment Program rating to new cars label (applied on or after September 1, 2007), and to complete the upgrade of the standard for power windows that will require pulling up switches (by April 1, 2007). Some actions have already been taken in response to the above requirements.

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

The European Commission and the ACEA have established CARS 21, High Level Group that aims to strengthen the competitiveness of the European automotive industry, and examined the recommendations with the legal framework of a decade later in mind. The CARS 21 final report issued at the end of 2005 contains recommendations relating to the simplification of legislation and road safety, among other issues, and indicates a Ten Year Roadmap. In addition, in February 2007, the European Commission issued a communication regarding the CARS 21 Final Report, in which concrete action plans for future legislation were announced. The plans called to make it mandatory for all passenger vehicles to be equipped with ISOFIX CRS by 2009. The plans further contemplated making it mandatory for cars to be equipped with Daytime Running Lamp (“DRL”), Electric Stability Control, Seatbelt Reminder and Tire Pressure Monitoring System. And finally, the plans mentioned the need for further consideration of the regulation pertaining to roll-resistant tires, the revision of phase-two of the pedestrian protection and the technological feasibility of automatic collision mitigation braking system. The European Commission carried out a mid-term review of CARS 21 in October 2008 and confirmed that active safety systems and intelligent transport systems should be utilized. The European Commission also confirmed its intention to agree a series of new, post-2010 objectives for road safety at a European level, while not limiting the ability of individual member states to set national targets. Thereafter, in May 2008, the European Commission proposed to require new model cars from 2011 to have electronic stability control systems, introducing regulations relating to low rolling resistance tires from 2013 and requiring tire pressure monitoring systems from 2012. Heavy vehicles are proposed to have advanced emergency braking systems and lane departure warning systems from 2013. The Commission further proposed to repeal more than 50 existing European Commission directives and to replace them with a single regulation aimed to incorporate United Nations standards. This regulatory framework is expected to be released during 2009.

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

In February 2003, the Soil Contamination Countermeasures Law became effective in Japan. The Soil Contamination Countermeasures Law stipulates the contamination testing and removal measures that are required when property of former factory or place of business on which prohibited hazardous materials were used are converted to residential areas or other public use. In addition, the Law on Recycling of End-of-Life Vehicles was promulgated in July 2002. Under the Law on Recycling of End-of-Life Vehicles, vehicle manufacturers are required to take back and recycle specified materials (automotive shredder residues, air bags and fluorocarbons) of end-of-life vehicles and the provisions concerning such obligations of vehicle manufacturers became effective in January 2005. Toyota has coordinated with relevant parties to establish a vehicle take-back and recycle system throughout Japan. As a result, in fiscal 2009, Toyota achieved a recycling rate of 80% for automobile shredder residue (the legal requirement being 30%) and 94% for air bags (the legal requirement being 85%) and reached the targets set forth in this law.

U.S. Standards

Toyota’s assembly, manufacturing and other operations in the United States are subject to a wide range of environmental regulation under the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Pollution Prevention Act of 1990 and the Toxic Substances Control Act. Toyota is also subject to a variety of state legislation that parallels, and in some cases imposes more stringent obligations than, federal requirements. These federal and state regulations impose severe restrictions on air- and water-borne discharges of pollution from Toyota facilities, the handling of hazardous materials at Toyota facilities and the disposal of wastes from Toyota operations. Toyota is subject to many similar requirements in its operations including Europe, Canada and other countries.

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

Laws to implement this directive came into effect in each of the European Union member states. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding automotive manufacturer responsibilities and resultant expenses that may be incurred.

In addition, under this directive, the member states must take measures to ensure that car manufacturers, distributors and other auto-related economic operators establish adequate used vehicle collection and treatment facilities and to ensure that hazardous materials and recyclable parts are removed from vehicles prior to shredding. This directive impacts Toyota’s vehicles sold in the European Union. Toyota is planning to accommodate, in offering its products, any measures the European Union member states will choose to take in order to comply with this directive.

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2009. The amount of estimated liability may change depending on the legislation that will be enacted and subject to other circumstances. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

The European Union has also issued directives and made proposals relating to the following subjects on environmental matters:

•	emission standards that include a framework permitting member states to introduce fiscal incentives to promote early compliance;

•	reaffirmation of its goal of reducing carbon dioxide emissions; and

•

reform of rules governing automotive distribution and service. The block exemption on distribution has been amended so that dealers may engage in cross-border sales actively within the European Union and open additional facilities for sales and services. Additionally, dealers may no longer be required by manufacturers to operate both sales and service facilities side by side.

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

In addressing environmental issues, based on an assessment of the environmental impact of its products through their life cycles, Toyota, as a manufacturer, strives to take all possible measures in each life stage of a product, from development through production and sales, and continues to work toward technological innovations to make efficient use of resources and to reduce the burden on the environment.

Research and Development

Toyota’s research and development activities focus on the environment, vehicle safety, information technology and product development. For a detailed discussion of the company’s research and development policies for the last three years, see “Operating and Financial Review and Prospects — Research and Development, Patents and Licenses”.

The following table provides information for Toyota’s principal research and development facilities.

Facility	Principal Activity
Japan

Toyota Technical Center	Planning, design, vehicle evaluation, development of prototypes

Tokyo Design Research & Laboratory	Design research and development of advanced styling designs

Higashi-Fuji Technical Center	Research and advanced development on powertrains, materials, electronic parts and other matters

Shibetsu Proving Ground	Vehicle testing and evaluation

Tokyo Development Center	Advanced technology development of electronics

United States

Toyota Motor Engineering and Manufacturing North America, Inc.	Development of the upper body part for a portion of North American manufactured vehicles, adapting vehicles sold in North America to the market, advanced technology research, external affairs for legal and regulatory affairs, certification

Calty Design Research, Inc.	Design development, model production and design research

Toyota Research Institute of North America (TRI-NA)	Advanced research relating to “energy and environment”, “safety” and “mobility infrastructure”

Europe

Toyota Motor Europe NV/SA	Development of the upper body part for a portion of European manufactured vehicles, adapting vehicles sold in Europe to the market, advanced technology research, external affairs for legal and regulatory affairs, certification

Toyota Europe Design Development S.A.R.L.	Design development, model production and design survey

Toyota Motorsport GmbH	Development of Formula One race cars

Asia Pacific

Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Design, development and evaluation of portions of vehicles that are exclusively sold in Australia and Asia

Toyota Technical Center Asia Pacific Australia PTY, Ltd.	Design of portions of vehicles that are exclusively sold in Australia and Asia

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

Components and Parts, Raw Materials and Sources of Supply

Toyota purchases parts, components, raw materials, equipment and other supplies from several competing suppliers located around the world. Toyota works closely with its suppliers to obtain the best supplies. Toyota believes that this policy encourages technological innovation, cost reduction and other competitive measures. No single supplier accounted for more than 5% of Toyota’s consolidated purchases of raw materials, parts and equipment during fiscal 2009, except for Denso Corporation, an affiliate of Toyota, which supplied approximately 10% of Toyota’s purchases during fiscal 2009. Toyota plans to continue purchases based on the same principle and does not anticipate any difficulty in obtaining supplies in the foreseeable future.

Because Toyota had more than 50 overseas operations in 26 countries and regions as of March 31, 2009, procurement of parts and components are being carried out not only locally in the country of the production site but also from third-countries, and the distribution network has become increasingly more complex. In order to realize timely and efficient distribution at the same time as keeping total costs at a minimum, Toyota is promoting efforts to optimize each stage of the supply-chain. To this end, Toyota has developed a standardized system of global distribution and is supporting the operation of the system at each production base. The use of the global distribution system has enabled Toyota to strive to keep up with changes in production, and to procure parts and components to meet production of any type of models at changing levels of production in a timely manner. These varying efforts, combined together, have led to maximized customer satisfaction, as well as to building a good working relationship with Toyota’s suppliers.

The recent market condition and market price of some raw materials such as steel has shown a downward tendency after an upward tendency. Toyota is making efforts responding to the change, such as reducing the amount of materials used, in order to lower its costs.

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

Capital Expenditures and Divestitures

Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2006 and March 31, 2009, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (billions of yen)	Location	Method of Financing
Investment primarily in manufacturing facilities to undertake model changes by Toyota Motor Corporation	1,286.4	Japan	Internal funds, proceeds from issuance of bonds, etc.

Investment primarily in new technology and products by Toyota Motor Kyushu, Inc.	135.9	Japan	Internal funds

Investment primarily in new technology and products by Hino Motors, Ltd.	120.4	Japan	Internal funds

Investment primarily in new technology and products by Daihatsu Motor Co., Ltd.	106.3	Japan	Internal funds

Investment primarily in new technology and products by Toyota Auto Body Co., Ltd.	104.9	Japan	Internal funds

Investment primarily in new technology and products by Panasonic EV Energy Co., Ltd.	61.9	Japan	Internal funds

Investment primarily in new technology and products by Kanto Auto Works, Ltd.	51.9	Japan	Internal funds

Investment to promote localization by Toyota Motor Manufacturing Canada Inc.	248.6	Canada	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Indiana, Inc.	122.6	United States	Internal funds

Investment to promote localization by Toyota Motor Thailand Co., Ltd.	111.5	Thailand	Internal funds

Investment to promote localization by Toyota Motor Europe NV/ SA	96.3	Belgium	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Texas, Inc.	77.6	United States	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	77.3	United States	Internal funds

Investment to promote localization by Toyota Motor Manufacturing (UK) Ltd.	72.7	United Kingdom	Internal funds

Investment to promote localization by Toyota South Africa Motors (Pty) Ltd.	65.4	South Africa	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, West Virginia, Inc.	50.8	United States	Internal funds

Investment primarily in leased automobiles by Toyota Motor Credit Corporation	2,893.6	United States	Internal funds and borrowings

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2009 and March 2010, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (billions of yen)	Location	Method of Financing
Investment primarily in manufacturing facilities by Toyota Motor Corporation	228.9	Japan	Internal funds, proceeds from issuance of bonds, etc.

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Indiana, Inc.	48.4	United States	Internal funds

Investment primarily in manufacturing facilities by Panasonic EV Energy Co., Ltd.	39.0	Japan	Internal funds

Investment primarily in manufacturing facilities by Daihatsu Motor Co., Ltd.	30.0	Japan	Internal funds

Investment primarily in manufacturing facilities by Toyota Kirloskar Motor Private Ltd.	26.5	India	Internal funds

Investment primarily in manufacturing facilities by Hino Motors, Ltd.	25.0	Japan	Internal funds

Set forth below is additional information with respect to Toyota’s material plans to construct, expand or improve its facilities, presented on a “by facility” basis.

Mississippi Plant. In February 2007, Toyota announced the construction of an automobile manufacturing plant in Mississippi, which will be its eighth plant in North America. The total cost of the plant was initially planned to be approximately $1.3 billion and was expected to produce the Highlander SUV, but Toyota decided in July 2008 that the Mississippi plant will produce the Prius instead. In addition, although production was expected to commence in 2010, in response to stagnation in the vehicle market, Toyota has decided to postpone the commencement of production in December 2008.

Tohoku Region Plant. In April 2008, Toyota decided to build an engine plant in Kurokawa, Miyagi Prefecture, Japan. However, the commencement of production at this plant, which was initially expected to occur at the end of 2010, has been postponed. Toyota will determine the timing for commencement of production in consideration of fluctuations in demand.

Second India Plant. In April 2008, Toyota decided to construct a second vehicle plant in India. This plant is expected to produce passenger cars including compact cars with an annual production capacity of 70 thousand units, and is expected to constitute a substantial portion of the expected investment in manufacturing facilities by Toyota Kirloskar Motor Private Ltd. The plant is expected to commence production in 2010.

Toyota does not collect information on the amount of expenditures already paid for each plant under construction because Toyota believes that it is difficult and it would require unreasonable effort or expense to identify and categorize each expenditure item with reasonable accuracy as past and future expenditures. Toyota’s construction projects consist of numerous expenditures, each of which is continuously being adjusted and incurred in variable and constantly changing amounts as part of the overall work-in-progress.

Seasonality

Toyota has historically experienced slight seasonal fluctuations in unit sales. Generally, Toyota’s unit sales levels are highest in March. In fiscal 2007 and 2008, Toyota’s unit sales levels were highest in March of each year, with approximately 10% to 11% of annual unit sales generated during that month, and for each of the remaining months, its unit sales have generated approximately 7% to 9% of its annual unit sales. Fiscal 2009 was an exception, as the rapid contraction of automotive markets had a greater impact on sales than seasonal fluctuations.

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

The nearly identical complaints allege that the defendants violated the Sherman Antitrust Act by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market. The complaints allege that new vehicle prices in Canada are 10% to 30% lower than those in the United States and that preventing the sale of these vehicles to United States citizens resulted in United States consumers paying excessive prices for the same type of vehicles. The complaints seek permanent injunctions against the alleged antitrust violations and treble damages in an unspecified amount. In March 2004, the federal district court of Maine (i) dismissed claims against certain Canadian sales and marketing subsidiaries, including Toyota Canada, Inc., for lack of personal jurisdiction but denied or deferred to dismiss claims against certain other Canadian companies, and (ii) dismissed the claim for damages based on the Sherman Antitrust Act but did not bar the plaintiffs from seeking injunctive relief against the alleged antitrust violations. The plaintiffs have submitted an amended complaint adding a claim for damages based on state antitrust laws and Toyota has responded to the plaintiffs’ discovery requests. Toyota believes that its actions have been lawful. In the interest of quickly resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs at the end of February 2006. The settlement agreement is pending the approval of the federal district court, and immediately upon approval the plaintiffs will, in accordance with the terms of the settlement agreement, withdraw all pending actions against Toyota in the federal district court as well as all state courts and all related actions will be closed.

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

4.C ORGANIZATIONAL STRUCTURE

As of March 31, 2009, Toyota Motor Corporation had 283 Japanese subsidiaries and 246 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
Toyota Financial Services Corporation	Japan	100.00	100.00
Hino Motors, Ltd.	Japan	50.21	50.57
Toyota Motor Kyushu, Inc.	Japan	100.00	100.00
Daihatsu Motor Co., Ltd.	Japan	51.33	51.66
Toyota Finance Corporation	Japan	100.00	100.00
Toyota Auto Body Co., Ltd.	Japan	56.28	56.48
Kanto Auto Works, Ltd.	Japan	50.47	50.83
Toyota Motor Engineering & Manufacturing North America, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00	100.00
Toyota Motor North America, Inc.	United States	100.00	100.00
Toyota Motor Credit Corporation	United States	100.00	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00	100.00
Toyota Motor Manufacturing Canada Inc.	Canada	100.00	100.00
Toyota Credit Canada Inc.	Canada	100.00	100.00
Toyota Motor Europe NV/SA	Belgium	100.00	100.00
Toyota Motor Manufacturing France S.A.S.	France	100.00	100.00
Toyota Motor Italia S.p.A.	Italy	100.00	100.00
Toyota Kreditbank GmbH	Germany	100.00	100.00
Toyota Deutschland GmbH	Germany	100.00	100.00
Toyota France S.A.S.	France	100.00	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00	100.00
Toyota Motor Manufacturing (UK) Ltd.	United Kingdom	100.00	100.00
Toyota (GB) PLC	United Kingdom	100.00	100.00
OOO “TOYOTA MOTOR”	Russia	100.00	100.00
Toyota Motor (China) Investment Co., Ltd.	China	100.00	100.00
P.T. Toyota Motor Manufacturing Indonesia	Indonesia	95.00	95.00
Toyota Motor Asia Pacific Pte Ltd.	Singapore	100.00	100.00
Toyota Motor Thailand Co., Ltd.	Thailand	86.43	86.43
Toyota Leasing (Thailand) Co., Ltd.	Thailand	79.17	79.17
Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Thailand	100.00	100.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00	100.00
Toyota Finance Australia Ltd.	Australia	100.00	100.00
Toyota do Brasil Ltda.	Brazil	100.00	100.00
Toyota South Africa Motors (Pty) Ltd.	South Africa	100.00	100.00

4.D PROPERTY, PLANTS AND EQUIPMENT

As of March 31, 2009, Toyota and its affiliates produce automobiles and related components through more than 50 manufacturing organizations in 26 countries and regions around the world. The facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Czech Republic, Thailand, China, Taiwan, South Africa, Australia, Argentina and Brazil.

In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

The following table sets forth information, as of March 31, 2009, with respect to Toyota’s principal facilities and organizations, all of which are owned by Toyota Motor Corporation or its subsidiaries. However, small portions, all under approximately 20%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Floor Space (thousand square meters)	Principal Products or Functions
Japan

Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	1,300	Research and Development
Tahara Plant	Tahara City, Aichi Pref.	1,180	Automobiles
Motomachi Plant	Toyota City, Aichi Pref.	990	Automobiles
Takaoka Plant	Toyota City, Aichi Pref.	730	Automobiles
Tsutsumi Plant	Toyota City, Aichi Pref.	620	Automobiles
Kamigo Plant	Toyota City, Aichi Pref.	570	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	490	Automobiles
Kinu-ura Plant	Hekinan City, Aichi Pref.	400	Automobile parts
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref.	310	Research and Development
Nagoya Office	Nagoya City, Aichi Pref.	50	Office
Daihatsu Motor Co., Ltd.	Ikeda City, Osaka, etc.	1,030	Automobiles
Toyota Auto Body Co., Ltd.	Kariya City, Aichi Pref., etc.	1,000	Automobiles
Hino Motors, Ltd.	Hino City, Tokyo, etc.	960	Automobiles
Toyota Motor Kyushu, Inc.	Miyawaka City, Fukuoka Pref., etc.	670	Automobiles
Kanto Auto Works, Ltd.	Susono City, Shizuoka Pref., etc.	380	Automobiles

Outside Japan

Toyota Motor Thailand Co., Ltd.	Samut Prakan, Thailand	2,490	Automobiles
Toyota Motor Sales, U.S.A., Inc.	California, U.S.A.	850	Sales facilities
Toyota Motor Manufacturing, Kentucky, Inc.	Kentucky, U.S.A.	700	Automobiles
Toyota Motor Manufacturing Canada Inc.	Ontario, Canada	430	Automobiles
Toyota Motor Manufacturing, Texas, Inc.	Texas, U.S.A.	220	Automobiles

Toyota is constantly engaged in upgrading, modernizing and revamping the operations of its manufacturing facilities, based on its assessment of market needs and prospects. Toyota has implemented measures to facilitate flexible responses to fluctuations in demand in each of its production operations throughout the world, such as revising takt time, operating production lines in unison and adjusting days of operation, but it has not closed any plants. In particular, with respect to the truck market in North America, which has experienced severe fluctuations in demand, Toyota temporarily suspended the operation of its truck vehicle and engine production lines for three months, and implemented initiatives to improve future competitiveness, including improvement initiatives and training. In addition, Toyota has introduced a work-sharing system in its plants in the United Kingdom and the United States. As a result, Toyota believes it would require unreasonable effort to track the exact productive capacity and the extent of utilization of each of its manufacturing facilities with a reasonable degree of accuracy.

As of March 31, 2009, property, plant and equipment having a net book value of approximately ¥87,845 million was pledged as collateral securing indebtedness incurred by Toyota Motor Corporation’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.

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

Overview

The business segments of Toyota include automotive operations, financial services operations and all other operations. Automotive operations is Toyota’s most significant business segment, accounting for 88% of Toyota’s total revenues before the elimination of intersegment revenues for fiscal 2009. Toyota’s primary markets based on vehicle unit sales for fiscal 2009 were: Japan (26%), North America (29%), Europe (14%) and Asia (12%).

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

The automotive industry experienced a rapid contraction of markets globally during fiscal 2009 due to a severe downturn in the economy stemming from a global financial crisis, and resulted in an extremely severe condition. Particularly in Japan, the United States, and Europe, the markets declined severely in the second half of fiscal 2009. The markets in resource-rich countries and emerging countries, which were growing continuously, encountered a sudden slowdown in growth.

The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market based on location of customers for the past three fiscal years.

	(Thousands of Units)
	Year Ended March 31,
	2007	2008	2009
Japan	2,273	2,188	1,945
North America	2,942	2,958	2,212
Europe	1,224	1,284	1,062
Asia	789	956	905
Other*	1,296	1,527	1,443

Overseas total	6,251	6,725	5,622

Total	8,524	8,913	7,567

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

Toyota’s consolidated vehicle unit sales in Japan decreased during fiscal 2008 and 2009 as compared to each of the respective prior years reflecting a decline in the overall domestic market. During fiscal 2009, however, Toyota and Lexus brands’ market share excluding mini-vehicles, and Toyota’s market share (including Daihatsu and Hino brands) including mini-vehicles represented a record high reflecting the sales efforts of domestic dealers. Overseas vehicle unit sales increased during fiscal 2008, but decreased during fiscal 2009. During fiscal 2008, vehicle unit sales increased in North America, Europe, Asia and Other reflecting the expansion of production sites, the introduction of vehicle models that effectively met customer needs and the implementation of various sales measures. During fiscal 2009, vehicle unit sales decreased, particularly in North America and Europe, where the contraction of automotive markets was especially pronounced.

Toyota’s share of total vehicle unit sales in each market is influenced by the quality, price, design, performance, safety, reliability, economy and utility of Toyota’s vehicles compared with those offered by other manufacturers. The timely introduction of new or redesigned vehicles is also an important factor in satisfying customer needs. Toyota’s ability to satisfy changing customer preferences can affect its revenues and earnings significantly.

The profitability of Toyota’s automotive operations is affected by many factors. These factors include:

•	vehicle unit sales volumes,

•	the mix of vehicle models and options sold,

•	the level of parts and service sales,

•	the levels of price discounts and other sales incentives and marketing costs,

•	the cost of customer warranty claims and other customer satisfaction actions,

•	the cost of research and development and other fixed costs,

•	the prices of raw materials,

•	the ability to control costs,

•	the efficient use of production capacity, and

•	changes in the value of the Japanese yen and other currencies in which Toyota does business.

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

The worldwide automotive industry is in a period of global competition which may continue for the foreseeable future, and in general the competitive environment in which Toyota operates is likely to intensify. Toyota believes it has the resources, strategies and technologies in place to compete effectively in the industry as an independent company for the foreseeable future.

Financial Services Operations

The worldwide automobile financial services industry has become highly competitive due to the contraction of automotive markets. As competition increases, margins on financing transactions may decrease and market share may also decline as customers obtain financing for Toyota vehicles from alternative sources.

Toyota’s financial services operations mainly include loans and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value added service. Therefore, Toyota has expanded its network of finance subsidiaries in order to offer financial services in many countries.

Toyota’s competitors for retail financing and retail leasing include commercial banks, credit unions and other finance companies. Meanwhile, commercial banks and other captive automobile finance companies also provide competition for Toyota’s wholesale financing activities.

Toyota’s financial assets decreased during fiscal 2009 primarily due to the impact of fluctuations in foreign currency translation rates.

The following table provides information regarding Toyota’s finance receivables and operating leases as of March 31, 2008 and 2009.

	Yen in millions
	March 31,
	2008	2009
Finance Receivables
Retail	¥6,959,479	¥6,655,404
Finance leases	1,160,401	1,108,408
Wholesale and other dealer loans	2,604,411	2,322,721

	10,724,291	10,086,533
Deferred origination costs	106,678	104,521
Unearned income	(437,365)	(405,171)
Allowance for credit losses	(117,706)	(238,932)

Total finance receivables, net	10,275,898	9,546,951
Less – Current portion	(4,301,142)	(3,891,406)

Noncurrent finance receivables, net	¥5,974,756	¥5,655,545

Operating Leases
Vehicles	¥2,814,706	¥2,729,713
Equipment	107,619	107,168

	2,922,325	2,836,881
Less – Accumulated depreciation	(718,207)	(795,767)

Vehicles and equipment on operating leases, net	¥2,204,118	¥2,041,114

Toyota’s finance receivables are subject to collectibility risks. These risks include consumer and dealer insolvencies and insufficient collateral values (less costs to sell) to realize the full carrying values of these receivables. See discussion in the Critical Accounting Estimates section regarding “Allowance for Doubtful Accounts and Credit Losses” and note 11 to the consolidated financial statements regarding the allowance for credit losses.

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

In addition, aggregated funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs increased during fiscal 2008 as a result of an increase in borrowings. Funding costs decreased during fiscal 2009 mainly as a result of lower interest rate.

Toyota launched its credit card business in Japan at the beginning of fiscal 2002. As of March 31, 2008, Toyota had 6.6 million cardholders, an increase of 0.5 million cardholders compared with March 31, 2007, and as of March 31, 2009, Toyota had 7.1 million cardholders, an increase of 0.5 million cardholders compared with March 31, 2008. The credit card receivables at March 31, 2008 increased by ¥24.5 billion from March 31, 2007 to ¥225.7 billion. The credit card receivables at March 31, 2009 decreased by ¥1.1 billion from March 31, 2008 to ¥224.6 billion.

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

Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles. In calendar 2007 and 2008, Toyota produced 61.4% and 64.1% of Toyota’s non-domestic sales outside Japan, respectively. In North America, 57.2% and 57.4% of vehicles sold in calendar 2007 and 2008 were produced locally, respectively. In Europe, 64.0% and 60.9% of vehicles sold in calendar 2007 and 2008 were produced locally, respectively. Localizing production enables Toyota to locally purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.

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

Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income. A strengthening of the Japanese yen against other currencies has the opposite effect. In fiscal 2008, the Japanese yen was on average and at the end of the fiscal year stronger against the U.S. dollar in comparison to the prior fiscal year. In fiscal 2008, the Japanese yen was on average and at the end of the fiscal year weaker against the euro in comparison to the prior fiscal year. In fiscal 2009, the Japanese yen was on average and at the end of the fiscal year stronger against the U.S. dollar and the euro in comparison to the prior fiscal year. See further discussion in the Market Risk Disclosures section regarding “Foreign Currency Exchange Rate Risk”.

During fiscal 2008 and 2009, the average value of the Japanese yen fluctuated against the major currencies including the U.S. dollar and the euro compared with the average value of the previous fiscal year, respectively. The operating results excluding the impact of currency fluctuations described in the “Results of Operations — Fiscal 2009 Compared with Fiscal 2008” and the “Results of Operations — Fiscal 2008 Compared with Fiscal 2007,” show results of net revenues obtained by applying the Japanese yen’s average exchange rate in the previous fiscal year to the local currency-denominated net revenues for fiscal 2008 and 2009, respectively, as if the value of the Japanese yen had remained constant for the comparable periods. Results excluding the impact of currency fluctuations year-on-year are not on the same basis as Toyota’s consolidated financial statements and do not conform with U.S. GAAP. Furthermore, Toyota does not believe that these measures are a substitute for U.S. GAAP measures. However, Toyota believes that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

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

	Yen in millions
	For the years ended March 31,
	2007	2008	2009
Japan	¥8,152,884	¥8,418,620	¥7,471,916
North America	8,771,495	9,248,950	6,097,676
Europe	3,346,013	3,802,814	2,889,753
Asia	1,969,957	2,790,987	2,450,412
Other*	1,707,742	2,027,869	1,619,813

*	“Other” consists of Central and South America, Oceania and Africa.

Results of Operations — Fiscal 2009 Compared with Fiscal 2008

Net Revenues

Toyota had net revenues for fiscal 2009 of ¥20,529.5 billion, a decrease of ¥5,759.7 billion, or 21.9%, compared with the prior year. This decrease principally reflects the impact of decreased vehicle unit sales and changes in sales mix, the unfavorable impact of fluctuations in foreign currency translation rates, and decreased parts sales during fiscal 2009. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues would have been approximately ¥22,560.7 billion during fiscal 2009, a 14.2% decrease compared with the prior year. Toyota’s net revenues include net revenues from sales of products that decreased by 22.8% during fiscal 2009 compared with the prior year to ¥19,173.7 billion and net revenues from financial services operations that decreased by 7.7% during fiscal 2009 compared with the prior year to ¥1,355.8 billion. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues from sales of products would have been approximately ¥21,011.3 billion, a 15.3% decrease during fiscal 2009 compared with the prior year, while net revenues from financial services operations would have been approximately ¥1,549.4 billion, a 5.5% increase during fiscal 2009 compared with the prior year. Geographically, net revenues for fiscal 2009 decreased by 11.2% in Japan, 34.1% in North America, 24.0% in Europe, 12.2% in Asia and 20.1% in Other compared with the prior year. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues in fiscal 2009 would have decreased by 11.2% in Japan, 24.9% in North America, 13.1% in Europe, and 0.4% in Other and increased by 0.9% in Asia compared with the prior year.

The following is a discussion of net revenues for each of Toyota’s business segments. The net revenue amounts discussed are amounts before the elimination of intersegment revenues.

Automotive Operations Segment

Net revenues for Toyota’s automotive operations segment, which constitute the largest percentage of Toyota’s net revenues, decreased during fiscal 2009 by ¥5,612.6 billion, or 23.2% compared with the prior year to ¥18,564.7 billion. The decrease resulted primarily from the approximate ¥3,400 billion impact attributed to the decrease in vehicle unit sales and the changes in sales mix, the ¥1,833.8 billion impact of fluctuations in foreign currency translation rates, and the decreased parts sales. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues for its automotive operations segment would have been approximately ¥20,398.5 billion during fiscal 2009, a 15.6% decrease compared to the prior year. In fiscal 2009, net revenues in Japan were unfavorably impacted primarily by the decrease in vehicle unit sales in the export markets and the changes in sales mix compared to fiscal 2008. Net revenues in North America, Europe, Asia and Other were unfavorably impacted primarily by the decrease in vehicle unit sales and the impact of fluctuations in foreign currency translation rates.

Financial Services Operations Segment

Net revenues in fiscal 2009 for Toyota’s financial services operations decreased by ¥120.8 billion, or 8.1% compared to the prior year to ¥1,377.5 billion. This decrease resulted primarily from the impact of fluctuations in foreign currency translation rates, partially offset by the impact of a higher volume of financings. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues for its financial services operations would have been approximately ¥1,572.5 billion during fiscal 2009, a 5.0% increase compared with the prior year.

All Other Operations Segment

Net revenues for Toyota’s other operations segment decreased by ¥162.0 billion, or 12.0%, to ¥1,184.9 billion during fiscal 2009 compared with the prior year.

Operating Costs and Expenses

Operating costs and expenses decreased by ¥3,028.4 billion, or 12.6%, to ¥20,990.5 billion during fiscal 2009 compared with the prior year. This decrease resulted primarily from the approximate ¥2,100 billion impact on costs of products attributable to the decrease in vehicle unit sales and the changes in sales mix, the ¥2,062.1 billion impact of fluctuations in foreign currency translation rates, decreased costs corresponding to the decrease in parts sales, and the ¥54.8 billion decrease in research and development expenses, partially offset by increases in expenses.

Cost reduction efforts were offset by increases in the prices of steel, precious metals, non-ferrous alloys including aluminum, plastic parts and other production materials and parts. These cost reduction efforts related to ongoing value engineering and value analysis activities, the use of common parts that result in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of products sold decreased by ¥2,984.0 billion, or 14.6%, to ¥17,468.4 billion during fiscal 2009 compared with the prior year. This decrease (before the elimination of intersegment amounts) reflects a decrease of ¥2,939.2 billion, or 14.9%, for the automotive operations segment and a decrease of ¥131.2 billion, or 11.2%, for all other operations segment. The decrease in cost of products sold for automotive operations is primarily attributed to the decrease in vehicle unit sales and the changes in sales mix, the impact of fluctuations in foreign currency translation rates, the impact of the decrease in parts sales, and the decrease in research and development expenses, partially offset by increases in expenses. Cost of financing operations decreased by ¥80.6 billion, or 7.5%, to ¥987.4 billion during fiscal 2009 compared with the prior year. The decrease resulted primarily from the impact of fluctuations in foreign currency translation rates, partially offset by an increase in allowance for residual value losses and an increase in valuation losses on interest rate swaps stated at fair value.

Selling, general and administrative expenses increased by ¥36.2 billion, or 1.5%, to ¥2,534.7 billion during fiscal 2009 compared with the prior year. This increase mainly reflects an increase for the financial services operations. The increase for the financial services operations is primarily due to an increase in provision for credit losses, net charge-offs.

Research and development expenses (included in cost of products sold and selling, general and administrative expenses) decreased by ¥54.8 billion, or 5.7%, to ¥904.0 billion during fiscal 2009 compared with the prior year. This decrease primarily relates to an overall decrease in expenditures while maintaining a focus on the development of environmentally conscious technologies including hybrid and fuel-cell technology, and the developments in advanced technologies relating to collision safety and vehicle stability controls to further build up competitive strength in the future.

Operating Income and Loss

Toyota’s operating income decreased by ¥2,731.3 billion to an operating loss of ¥461.0 billion during fiscal 2009 compared with the prior year. This operating loss was unfavorably affected by the decrease in vehicle unit sales, the changes in sales mix, the increased expenses and the impact of the decrease in parts sales, partially offset by the decrease in research and development expenses.

During fiscal 2009, operating income (before the elimination of intersegment profits) for significant geographic regions decreased by ¥1,677.8 billion in Japan, decreased by ¥695.5 billion in North America, decreased by ¥284.8 billion in Europe, decreased by ¥80.3 billion, or 31.3%, in Asia, and decreased by ¥56.3 billion, or 39.1% in Other compared with the prior year. The decrease in Japan was mainly due to decreases in both production volume and vehicle unit sales in the export markets, partially offset by the decrease in research and development expenses. The decrease in North America was mainly due to decreases in both production volume and vehicle unit sales, the increases in the provision for credit losses, net charge-offs and allowance for residual value losses in sales finance subsidiaries in the United States, partially offset by the impact of the fluctuations in foreign currency translation rates. The decrease in Europe was mainly due to decreases in both production volume and vehicle unit sales, partially offset by the impact of fluctuations in foreign currency translation rates. The decrease in Asia was mainly due to decreases in both production volume and vehicle unit sales, and the impact of the fluctuations in foreign currency translation rates. The decrease in Other was primarily due to the decrease in vehicle unit sales.

The following is a discussion of operating income for each of Toyota’s business segments. The operating income amounts discussed are before the elimination of intersegment profits.

Automotive Operations Segment

Operating income from Toyota’s automotive operations decreased by ¥2,566.7 billion to an operating loss of ¥394.8 billion during fiscal 2009 compared with the prior year. This decrease was primarily attributed to the decrease in vehicle unit sales, the changes in sales mix, the increased expenses, and the impact of the decrease in parts sales, partially offset by the decrease in research and development expenses.

Financial Services Operations Segment

Operating income from Toyota’s financial services operations decreased by ¥158.5 billion to an operating loss of ¥72.0 billion during fiscal 2009 compared with the prior year. This decrease was primarily due to the increases in the provision for credit losses, net charge-offs and allowance for residual value losses, and the increase in valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries, partially offset by the impact of a higher volume of financing activities.

All Other Operations Segment

Operating income from Toyota’s other operations segment decreased by ¥23.1 billion, or 70.0% to ¥9.9 billion during fiscal 2009 compared with the prior year.

Other Income and Expenses

Interest and dividend income decreased by ¥27.3 billion, or 16.4%, to ¥138.4 billion during fiscal 2009 compared with the prior year mainly due to a decrease in interest income from marketable securities.

Interest expense increased by ¥0.8 billion, or 1.7%, to ¥46.9 billion during fiscal 2009 compared with the prior year.

Foreign exchange gains, net decreased by ¥11.0 billion to a loss of ¥1.8 billion during fiscal 2009 compared with the prior year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated sales translated at prevailing exchange rates and the value of the sales amounts settled during the year, including those settled using forward foreign currency exchange contracts.

Other income, net decreased by ¥227.2 billion to a loss of ¥189.1 billion during fiscal 2009 compared with the prior year. This decrease was mainly due to the recognition of impairment losses on available-for sale securities.

Income Taxes

The provision for income taxes decreased by ¥968.0 billion to a tax benefit of ¥56.5 billion during fiscal 2009 compared with the prior year primarily due to the decrease in income before income taxes. The effective tax rate was 10.1%, which was lower than its statutory tax rate in Japan primarily due to a recognition of valuation allowance for deferred tax assets at domestic and overseas subsidiaries.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliated Companies

Minority interest in consolidated subsidiaries decreased by ¥102.2 billion to a loss of ¥24.2 billion during fiscal 2009 compared with the prior year. This decrease was mainly due to a decrease in net income at consolidated subsidiaries.

Equity in earnings of affiliated companies during fiscal 2009 decreased by ¥227.4 billion, or 84.2%, to ¥42.7 billion compared with the prior year. This decrease was due to a decrease in net income at the affiliated companies.

Net Income and Loss

Toyota’s net income decreased by ¥2,154.8 billion to a loss of ¥437.0 billion during fiscal 2009 compared with the prior year.

Other Comprehensive Income and Loss

Other comprehensive losses decreased by ¥76.0 billion to losses of ¥866.5 billion for fiscal 2009 compared with the prior year. This decrease in losses resulted primarily from favorable foreign currency translation adjustments in fiscal 2009 to losses of ¥381.3 billion compared with losses of ¥461.1 billion in the prior year, and a decrease in unrealized holding losses on securities in fiscal 2009 to ¥293.1 billion compared with ¥347.8 billion in the prior year. The decrease in unrealized holding losses on securities was mainly due to the recognition of impairment losses on available-for sale securities.

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

Related Party Transactions

Toyota does not have any significant related party transactions other than transactions with affiliated companies in the ordinary course of business. See note 12 to the consolidated financial statements for further discussion.

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

In December 2007, FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“FAS 160”). FAS 160 amends the guidance in Accounting Research Bulletins No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 is effective for fiscal year, and interim period within the fiscal year, beginning on or after December 15, 2008. The presentation and disclosure requirements shall be applied retrospectively for all periods presented in the consolidated financial statements in which FAS 160 is initially applied. Management is evaluating the impact of adopting FAS 160 on Toyota’s consolidated financial statements.

In December 2008, FASB issued FASB Staff Position No. FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (“FSP FAS 132(R)-1”). FSP FAS 132(R)-1 requires additional disclosures about postretirement benefit plan assets including investment policies and strategies, categories of plan assets, fair value measurements of plan assets, and significant concentrations of risk. FSP FAS 132 (R)-1 is effective for fiscal year ending after December 15, 2009. Management does not expect this Statement to have a material impact on Toyota’s consolidated financial statements.

In April 2009, FASB issued FASB Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2 and FAS 124-2”). FSP FAS 115-2 and FAS 124-2 revises the recognition and presentation requirements for other-than-temporary impairments of debt securities, and contains additional disclosure requirements related to debt and equity securities. FSP FAS 115-2 and FAS 124-2 is effective for interim period and fiscal year ending after June 15, 2009. Management does not expect this Statement to have a material impact on Toyota’s consolidated financial statements.

In May 2009, FASB issued FAS No. 165, Subsequent Events (“FAS 165”). FAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. FAS 165 is effective for interim period or fiscal year ending after June 15, 2009. Management does not expect this Statement to have a material impact on Toyota’s consolidated financial statements.

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

Yen in millions
Effect on the allowance for credit losses as of March 31, 2009
10 percent increase in expected severity of loss	¥16,404

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

Yen in millions
Effect on the residual value losses over the remaining terms of the operating leases on and after April 1, 2009
1 percent increase in vehicle return rate	¥1,965

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

The two most critical assumptions impacting the calculation of pension costs and obligations are the discount rates and the expected rates of returns on plan assets. Toyota determines the discount rates mainly based on the rates of high quality fixed income bonds or fixed income governmental bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. Toyota determines the expected rates of return for pension assets after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions. A weighted-average discount rate of 2.8% and a weighted-average expected rate of return on plan assets of 3.6% are the results of assumptions used for the various pension plans in calculating Toyota’s consolidated pension costs for fiscal 2009. Also, a weighted-average discount rate of 2.8% is the result of assumption used for the various pension plans in calculating Toyota’s consolidated pension obligations for fiscal 2009.

Sensitivity analysis

The following table illustrates the effects of assumed changes in weighted -average discount rate and the weighted-average expected rate of return on plan assets, which we believe are critical estimates in determining pension costs and obligations, assuming all other assumptions are consistent.

	Yen in millions
	Effect on pre-tax income for the year ended March 31, 2010	Effect on PBO as of March 31, 2009
Discount rates
0.5% decrease	¥(10,749)	¥120,771
0.5% increase	10,197	(111,712)
Expected rate of return on plan assets
0.5% decrease	¥(4,895)
0.5% increase	4,895

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

Marketable securities and Investments in Affiliated Companies

Toyota’s accounting policy is to record a write-down of such investments to net realizable value when a decline in fair value below the carrying value is other-than-temporary. In determining if a decline in value is other-than-temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota’s ability and intent to retain its investment in the company for a period of time sufficient to allow for any anticipated recovery in fair value.

Outlook

Toyota perceives a risk of a further downturn in the world economy during fiscal 2010 resulting from a weakened economy coupled with the financial crisis.

Although Toyota expects that the automotive market is expected to expand over the medium- to long-term particularly in resource-rich countries and emerging countries, the automotive market is currently undergoing a rapid contraction because of the worldwide economic deceleration. In addition, the competition in the automotive market is more intense globally, as shown in the fierce competition with respect to compact cars and low-price cars, and the acceleration in the development of technologies and introduction of new products while environmental awareness is growing throughout the world. For purposes of this discussion, Toyota is assuming an average exchange rate of ¥95 to the U.S. dollar and ¥125 to the euro. With the foregoing external factors in mind, Toyota expects that net revenues for fiscal 2010 will decrease compared with fiscal 2009 as a result of a decrease in vehicle unit sales and the assumed exchange rate of a stronger Japanese yen against the U.S. dollar and the euro. Factors decreasing operating income include a decrease in vehicle unit sales and the assumed exchange rate of a stronger Japanese yen against the U.S. dollar and the euro. The foregoing factors are partially offset by factors increasing operating income including cost reduction efforts and decreases in fixed costs and expenses. As a result, Toyota expects that operating loss will increase in fiscal 2010 compared with fiscal 2009. Also, Toyota expects loss before income taxes and net loss will increase in fiscal 2010. Exchange rate fluctuations can materially affect Toyota’s operating results. In particular, a strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota’s operating results. Please see “Operating and Financial Review and Prospects — Operating Results — Overview — Currency Fluctuations.” for further discussion.

The foregoing statements are forward-looking statements based upon Toyota’s management’s assumptions and beliefs regarding exchange rates, market demand for Toyota’s products, economic conditions and others. Please see “Cautionary Statement Concerning Forward-Looking Statements”. Toyota’s actual results of operations could vary significantly from those described above as a result of unanticipated changes in the factors described above or other factors, including those described in “Risk Factors”.

5.B LIQUIDITY AND CAPITAL RESOURCES

Historically, Toyota has funded its capital expenditures and research and development activities primarily through cash generated by operations. In fiscal 2009, cash generated by operations decreased due to a decrease in vehicle unit sales that was attributed to the rapid contraction of the automotive market. Therefore, Toyota funded cash partially through additional loans and issuance of notes.

In fiscal 2010, Toyota expects to sufficiently fund its capital expenditures and research and development activities primarily through cash and cash equivalents on hand, cash generated by operations, loans and issuance of notes. Toyota will use its funds for the development of environment technologies, maintenance and replacement of manufacturing facilities, and the introduction of new products. See “Information on the Company — Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures for fiscal 2007, 2008 and 2009, and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota funds its financing programs for customers and dealers, including loans and leasing programs, from both cash generated by operations and borrowings by its finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.

Net cash provided by operating activities was ¥1,476.9 billion for fiscal 2009, compared with ¥2,981.6 billion for the prior year. The decrease in net cash provided by operating activities resulted primarily from a decrease in cash collection received from sale of products due to a decrease in net revenue for the automotive operations, partially offset by a decrease in cash payments for cost of products sold within the automotive operations and a decrease in cash payments for income taxes.

Net cash used in investing activities was ¥1,230.2 billion for fiscal 2009, compared with ¥3,874.8 billion for the prior year. The decrease in net cash used in investing activities resulted primarily from a decrease in additions to finance receivables, a decrease in purchases of marketable securities and security investments, and an increase in proceeds from sales of marketable securities and security investments.

Net cash provided by financing activities was ¥698.8 billion for fiscal 2009, compared with ¥706.1 billion for the prior year. The decrease in net cash provided by financing activities resulted primarily from an increase in payments of long-term debt, partially offset by a decrease in repurchase of common stock.

Total capital expenditures for property, plant and equipment, excluding vehicles and equipment on operating leases, were ¥1,364.5 billion during fiscal 2009, a decrease of 7.8% over the ¥1,480.5 billion in total capital expenditures from the prior year. The decrease in capital expenditures resulted primarily from a decrease in investments by subsidiaries especially located in Asia and North America.

Total expenditures for vehicles and equipment on operating leases were ¥960.3 billion during fiscal 2009, a decrease of 24.9% over the ¥1,279.4 billion in expenditures from the prior year. The decrease in expenditures for vehicles and equipment on operating leases resulted primarily from a decrease in investments in the financial services operations.

Toyota expects investments in property, plant and equipment, excluding vehicles and equipment on operating leases, to be approximately ¥830.0 billion during fiscal 2010. Toyota’s expected investments include approximately ¥530.0 billion in Japan, ¥140.0 billion in North America, ¥50.0 billion in Europe, ¥70.0 billion in Asia and ¥40.0 billion in Other.

Based on current available information, Toyota does not expect environmental matters to have a material impact on its financial position, results of operations, liquidity or cash flows during fiscal 2010. However, there exists a substantial amount of uncertainty with respect to Toyota’s obligations under current and future environment regulations as described in “Information on the Company — Business Overview — Governmental Regulations, Environmental and Safety Standards”.

Cash and cash equivalents were ¥2,444.2 billion as of March 31, 2009. Most of Toyota’s cash and cash equivalents are held in Japanese yen and in U.S. dollars. In addition, time deposits were ¥45.1 billion and marketable securities were ¥495.3 billion as of March 31, 2009.

Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, decreased during fiscal 2009 by ¥251.8 billion, or 5.6%, to ¥4,229.1 billion.

Trade accounts and notes receivable, net decreased during fiscal 2009 by ¥647.5 billion, or 31.7%, to ¥1,392.7 billion, reflecting the impacts of decreased revenues and fluctuations in foreign currency translation rates.

Inventories decreased during fiscal 2009 by ¥366.4 billion, or 20.1%, to ¥1,459.3 billion, reflecting the impacts of decreased volumes and fluctuations in foreign currency translation rates.

Total finance receivables, net decreased during fiscal 2009 by ¥728.9 billion, or 7.1%, to ¥9,546.9 billion. The decrease in finance receivables, net resulted from a decrease in wholesale and other dealer loans and the impact of fluctuations in foreign currency translation rates. As of March 31, 2009, finance receivables were geographically distributed as follows: in North America 63.6%, in Japan 14.1%, in Europe 11.0%, in Asia 3.8% and in Other 7.5%. Although Toyota maintains programs to sell finance receivables through special purpose entities, no sales of finance receivables were made during fiscal 2009.

Marketable securities and other securities investments, including those included in current assets, decreased during fiscal 2009 by ¥1,373.2 billion, or 34.6%, primarily reflecting sales of marketable securities and security investments, and a decrease in the fair values of these securities and investments.

Property, plant and equipment decreased during fiscal 2009 by ¥410.3 billion, or 5.3%, primarily reflecting the impacts of depreciation charges during the year and fluctuations in foreign currency translation rates, partially offset by the capital expenditures.

Accounts payable decreased during fiscal 2009 by ¥913.3 billion, or 41.3%, reflecting the impacts of a decrease in trading volumes and fluctuations in foreign currency translation rates.

Accrued expenses decreased during fiscal 2009 by ¥66.2 billion, or 4.1%, reflecting the impact of fluctuations in foreign currency translation rates.

Income taxes payable decreased during fiscal 2009 by ¥254.2 billion, or 83.2%, primarily as a result of a decrease in income before income taxes.

Toyota’s total borrowings increased during fiscal 2009 by ¥408.5 billion, or 3.3%. Toyota’s short-term borrowings consist of loans with a weighted-average interest rate of 2.44% and commercial paper with a weighted-average interest rate of 1.52%. Short-term borrowings increased during fiscal 2009 by ¥64.9 billion, or 1.8%, to ¥3,617.6 billion. Toyota’s long-term debt consists of unsecured and secured loans, medium-term notes, unsecured notes and long-term capital lease obligations with interest rates ranging from 0.17% to 31.50%, and maturity dates ranging from 2009 to 2047. The current portion of long-term debt increased during fiscal 2009 by ¥24.1 billion, or 0.9%, to ¥2,699.5 billion and the non-current portion increased by ¥319.5 billion, or 5.3%, to ¥6,301.4 billion. The increase in total borrowings primarily resulted from funding obtained to maintain sufficient liquidity. As of March 31, 2009, approximately 28% of long-term debt was denominated in U.S. dollars, 21% in Japanese yen, 15% in euros and 36% in other currencies. Toyota hedges fixed rate exposure by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.

As of March 31, 2009, Toyota’s total interest bearing debt was 125.4% of total shareholders’ equity, compared to 102.9% as of March 31, 2008.

Toyota’s long-term debt was rated “AA” by Standard & Poor’s Ratings Group, “Aa1” by Moody’s Investors Services and “AAA” by Rating and Investment Information, Inc. as of May 31, 2009. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

Toyota’s unfunded pension liabilities increased during fiscal 2009 by ¥242.6 billion, or 59.0%, to ¥653.7 billion. The unfunded pension liabilities relate primarily to the parent company and its Japanese subsidiaries. The unfunded amounts will be funded through future cash contributions by Toyota or in some cases will be funded on the retirement date of each covered employee. The unfunded pension liabilities increased in fiscal 2009 compared to the prior year primarily due to a decrease in the market value of plan assets. See note 19 to the consolidated financial statements for further discussion.

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

•

Developing alternative fuel powering systems for commercial sale. This includes developing hybrid vehicles and fuel cell hybrid vehicles. The second-generation Prius that Toyota introduced in September 2003 features a new hybrid system which decreases negative environmental impact while increasing power and performance. In July 2007, Toyota developed the Plug-in Hybrid Vehicle (PHV) and received certification from Japan’s Ministry of Land, Infrastructure, Transport and Tourism (MLIT). PHV runs as an Electric Vehicle (EV) in short distances and runs as a regular hybrid vehicle in long distances. Tests are conducted in Japan, North America and Europe and in late 2009, Toyota plans to sell PHVs with lithium ion batteries to fleet vehicle users in Japan, North America and Europe. In June 2005, Toyota’s new fuel cell hybrid passenger vehicle became the first vehicle in Japan to acquire vehicle type certification under the Road Vehicles Act, as amended on March 31, 2005, by MLIT. Toyota is also working on the development of alternative fuels for vehicles fueled by compressed natural gas and liquid petroleum gas, as well as for flexible fuel vehicles that run on bioethanol and gasoline which are recently drawing a lot of attention. Toyota has also been conducting a wide range of research and study on alternative fuel such as biofuel, including cellulose ethanol and hydrogenized bio-diesel, and utilizing it in developing alternative-fuel vehicles.

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

Furthermore, in March 2009, Toyota developed and introduced the world’s first “front-side pre-crash safety system”, which detects possible head-on and front-side collisions such as at intersections, for the Crown Majesta.

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

In September 2002, Toyota and Nissan Motor Co., Ltd. (“Nissan”) entered into an agreement setting forth the basic terms of technical cooperation and other long-term projects involving hybrid systems. Pursuant to this agreement, Toyota has provided parts and components of the Camry Hybrid’s hybrid system to Nissan’s Altima Hybrid since 2006. In March 2004, Toyota and Ford Motor Company announced that they have entered into licensing agreements for patents related to hybrid systems and emissions purification. Pursuant to the agreements, Toyota will license, to Ford Motor Company, patents related to hybrid system control technology. Further, both companies agreed to a cross-licensing arrangement of emission purification technology patents for lean-burn engines.

Toyota’s research and development expenditures were approximately ¥904 billion in fiscal 2009, ¥959 billion in fiscal 2008 and ¥891 billion in fiscal 2007. Worldwide, approximately 36,000 employees are involved in Toyota’s research and development activities.

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

5.E OFF-BALANCE SHEET ARRANGEMENTS

Toyota uses its securitization program as part of its funding for its financial services operations. See note 7 to the consolidated financial statements regarding the impact of the securitization program on the consolidated financial statements.

Lending Commitments

Credit Facilities with Credit Card Holders

Toyota’s financial services operation issues credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holders’ requests up to the limits established on an individual holder’s basis. Although loans made to customers through this facility are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥1,816.7 billion as of March 31, 2009.

Credit Facilities with Dealers

Toyota’s financial services operation maintains credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota prices the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operation also provides financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota’s outstanding credit facilities with dealers totaled ¥1,702.3 billion as of March 31, 2009.

Guarantees

Toyota enters into certain guarantee contracts with its dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match the maturity of installment payments, and as of March 31, 2009, ranged from one month to 35 years. However, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of March 31, 2009 is ¥1,570.4 billion. Liabilities for these guarantees of ¥5.3 billion have been provided as of March 31, 2009. Under these guarantee contracts, Toyota is entitled to recover any amounts paid by it from the customers whose obligations it guaranteed.

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

The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2009:

	Yen in millions
	Total	Payments Due by Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:
Short-term borrowings (note 13)
Loans	¥1,115,122	¥1,115,122	¥—	¥—	¥—
Commercial paper	2,502,550	2,502,550	—	—	—
Long-term debt* (note 13)	8,949,615	2,688,324	3,589,350	1,261,893	1,410,048
Capital lease obligations (note 13)	51,366	11,188	25,272	2,535	12,371
Non-cancelable operating lease obligations (note 22)	54,161	11,567	15,457	9,503	17,634
Commitments for the purchase of property, plant and other assets (note 23)	110,874	50,200	34,275	10,908	15,491

Total	¥12,783,688	¥6,378,951	¥3,664,354	¥1,284,839	¥1,455,544

*	“Long-term debt” represents future principal payments.

Toyota is unable to make reasonable estimates of the period of cash settlement with respect to liabilities recognized for uncertain tax benefits, and accordingly such liabilities are excluded from the table above. See note 16 to the consolidated financial statements for further discussion.

Toyota expects to contribute ¥95,270 million to its pension plans in fiscal 2010.

	Yen in millions
	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Commercial Commitments:
Maximum potential exposure to guarantees given in the ordinary course of business (note 23)	¥1,570,497	¥446,638	¥724,503	¥314,472	¥84,884

Total Commercial Commitments	¥1,570,497	¥446,638	¥724,503	¥314,472	¥84,884

5.G SAFE HARBOR

All information that is not historical in nature disclosed under “Item 5. Operating and Financial Review and Prospects — Off-Balance Sheet Arrangements” and “— Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement Concerning Forward-Looking Statements” for additional information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

In June 2003, Toyota implemented a comprehensive reorganization of its senior management structure. As part of this reorganization, Toyota introduced a streamlined board of directors and established the new position of non-board managing officer. At the June 2009 ordinary general shareholders’ meeting, 29 directors were appointed to serve on the board of directors. Senior Managing Directors not only serve as members of the board to participate in the management of Toyota but also serve as the highest authorities in their respective areas of supervision and oversee the daily operations of specific fields/divisions in conjunction with non-board managing officers. This allows Senior Managing Directors to serve as a conduit between management and daily operations. The 50 non-board managing officers generally have responsibility for Toyota’s daily operations in specific fields/divisions and report to the designated Senior Managing Directors, and are appointed for one-year terms. Toyota believes that this management system has enhanced its global competitiveness by promoting timely, hands-on decision-making for day-to-day operational matters. Toyota has seven corporate auditors, four of whom are outside corporate auditors.

Name	Age	Title	Date First Elected to Board or as Auditor
Fujio Cho	72	Chairman of the Board	September 1988
Katsuaki Watanabe	67	Vice Chairman of the Board	September 1992
Kazuo Okamoto	65	Vice Chairman of the Board	June 1996
Akio Toyoda	53	President, Member of the Board	June 2000
Takeshi Uchiyamada	62	Executive Vice President, Member of the Board	June 1998
Yukitoshi Funo	62	Executive Vice President, Member of the Board	June 2000
Atsushi Niimi	61	Executive Vice President, Member of the Board	June 2000
Shinichi Sasaki	62	Executive Vice President, Member of the Board	June 2001
Yoichiro Ichimaru	60	Executive Vice President, Member of the Board	June 2001
Teiji Tachibana	62	Senior Managing Director, Member of the Board	June 2001
Akira Okabe	61	Senior Managing Director, Member of the Board	June 2001
Shinzo Kobuki	59	Senior Managing Director, Member of the Board	June 2007
Akira Sasaki	61	Senior Managing Director, Member of the Board	June 2007
Tadashi Arashima	59	Senior Managing Director, Member of the Board	June 2007
Mamoru Furuhashi	59	Senior Managing Director, Member of the Board	June 2007
Satoshi Ozawa	59	Senior Managing Director, Member of the Board	June 2007
Iwao Nihashi	59	Senior Managing Director, Member of the Board	June 2008
Yasuhiko Ichihashi	57	Senior Managing Director, Member of the Board	June 2008
Tadashi Yamashina	58	Senior Managing Director, Member of the Board	June 2008
Takahiko Ijichi	56	Senior Managing Director, Member of the Board	June 2008
Tetsuo Agata	56	Senior Managing Director, Member of the Board	June 2008
Masamoto Maekawa	59	Senior Managing Director, Member of the Board	June 2009
Yasumori Ihara	57	Senior Managing Director, Member of the Board	June 2009
Toshio Furutani	56	Senior Managing Director, Member of the Board	June 2009
Takahiro Iwase	57	Senior Managing Director, Member of the Board	June 2009
Yoshimasa Ishii	56	Senior Managing Director, Member of the Board	June 2009
Takeshi Shirane	56	Senior Managing Director, Member of the Board	June 2009
Yoshimi Inaba	63	Director, Member of the Board	June 2009
Nampachi Hayashi	66	Director, Member of the Board	June 2009
Yoshikazu Amano	60	Corporate Auditor	June 2007
Chiaki Yamaguchi	59	Corporate Auditor	June 2003
Masaki Nakatsugawa	56	Corporate Auditor	June 2006
Yoichi Kaya	75	Corporate Auditor	June 2003
Yoichi Morishita	75	Corporate Auditor	June 2006
Akishige Okada	71	Corporate Auditor	June 2006
Kunihiro Matsuo	66	Corporate Auditor	June 2007

The term of each director listed above expires in June 2010.

Biographies

Fujio Cho was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1988 and has served as the Chairman of the Board since 2006. Mr. Cho served as the Vice Chairman of the Board from 2005 to 2006, the President, Member of the Board from 1999 to 2005, an Executive Vice President, Member of the Board from 1998 to 1999, and as the President of Toyota Motor Manufacturing, U.S.A., Inc. from 1988 to 1994. Mr. Cho also serves as a Director of Central Japan Railway Company and Sony Corporation and as a Corporate Auditor of Denso Corporation. Mr. Cho joined Toyota in 1960.

Katsuaki Watanabe was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1992 and has served as the President, Member of the Board since 2005 and an Executive Vice President, Member of the Board from 2001 to 2005. Mr. Watanabe served as President, Member of the Board from 2005 to 2009, and has served as the Vice Chairman of the Board since 2009. Mr. Watanabe also serves as a Director of Mitsubishi UFJ Securities Co., Ltd. and Aioi Insurance Co., Ltd. and as a Corporate Auditor of KDDI Corporation and Toyota Industries Corporation. Mr. Watanabe joined Toyota in 1964.

Kazuo Okamoto was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1996 and has served as the Vice Chairman of the Board since 2008. Mr. Okamoto served as an Executive Vice President, Member of the Board between 2005 and 2008. Mr. Okamoto also serves as a Director of Toyota Boshoku Corporation and as a Corporate Auditor of Toyota Gosei Co., Ltd. Mr. Okamoto joined Toyota in 1967.

Akio Toyoda was appointed as a Director, Member of the Board of Toyota Motor Corporation in 2000 and served as an Executive Vice President, Member of the Board from 2005 to 2009. Mr. Toyoda has served as the President, Member of the Board since 2009. Mr. Toyoda has also served as the Chairman of Toyota Motor Europe NV/SA and Toyota Motor (China) Investment Co., Ltd., as a Director and Chief Executive Officer of Toyota Motor North America, Inc., and as a Corporate Auditor of Toyota Boshoku Corporation. Mr. Toyoda joined Toyota in 1984.

Takeshi Uchiyamada was appointed as a Director, Member of the Board of Toyota Motor Corporation in 1998 and has served as an Executive Vice President, Member of the Board since 2005. Mr. Uchiyamada also serves as a Director of JTEKT Corporation. Mr. Uchiyamada also served as the Chairman of Toyota Motor Technical Center (China) Co., Ltd. from 2005 to 2009. Mr. Uchiyamada joined Toyota in 1969.

Yukitoshi Funo has served as a Director, Member of the Board of Toyota Motor Corporation since 2000 and has served as an Executive Vice President, Member of the Board since 2009. Mr. Funo also served as the Chairman of the Board of Toyota Motor Sales, U.S.A., Inc. from 2005 to 2009 and as the President from 2003 to 2005. Mr. Funo also serves as a Corporate Auditor of Toyota Tsusho Corporation. Mr. Funo joined Toyota in 1970.

Atsushi Niimi was appointed as a Director, Member of the Board of Toyota Motor Corporation in 2000, and has served as an Executive Vice President, Member of the Board since 2009. Mr. Niimi also serves as the Chairman of Toyota Motor Engineering and Manufacturing North America, Inc. and Toyota Motor Technical Center (China) Co., Ltd., and as a Corporate Auditor of JTEKT Corporation. Mr. Niimi joined Toyota in 1971.

Shinichi Sasaki was appointed as a Director, Member of the Board of Toyota Motor Corporation in 2001, and has served as an Executive Vice President, Member of the Board since 2009. Mr. Sasaki also serves as a Director of KDDI Corporation and as a Corporate Auditor of Toyota Industries Corporation. Mr. Sasaki joined Toyota in 1970.

Yoichiro Ichimaru was appointed as a Director, Member of the Board of Toyota Motor Corporation in 2001, and has served as an Executive Vice President, Member of the Board since 2009. Mr. Ichimaru also serves as a Corporate Auditor of Aioi Insurance Co., Ltd. and Aichi Steel Corporation. Mr. Ichimaru joined Toyota in 1971.

Teiji Tachibana was appointed as a Director, Member of the Board of Toyota Motor Corporation in 2001, and has served as a Senior Managing Director, Member of the Board since 2005. Mr. Tachibana has served as the Chief Officer of the Housing Group since 2005. Mr. Tachibana served as a Managing Officer from 2003 to 2005. Mr. Tachibana joined Toyota in 1969.

Akira Okabe was appointed as a Director, Member of the Board of Toyota Motor Corporation in 2001, and has served as a Senior Managing Director, Member of the Board since 2005. Mr. Okabe has also served as the Chief Officer of the Asia & Oceania Operations Group and the Deputy Chief Officer of the Middle East, Africa and Latin America Operations Group since 2009. Mr. Okabe served as a Managing Officer from 2003 to 2005. Mr. Okabe joined Toyota in 1971.

Shinzo Kobuki has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2007. Mr. Kobuki has served as Chief Officer of the R&D Group 2 since 2008. Mr. Kobuki was appointed as a Managing Officer in 2003. Mr. Kobuki joined Toyota in 1972.

Akira Sasaki has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2007. Mr. Sasaki served as the Chairman of Toyota Motor (China) Investment Co., Ltd. since 2007, and has served as the Vice Chairman of Toyota Motor (China) Investment Co., Ltd. since 2009. Mr. Sasaki has served as the Chief Officer of the China Operations Group since 2007. Mr. Sasaki has served as a Managing Officer from 2003 to 2007. Mr. Sasaki joined Toyota in 1970.

Tadashi Arashima has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2007. Mr. Arashima has served as the Chief Officer of the Europe Operations Group since 2009. Mr. Arashima has served as the President of Toyota Motor Europe NV/SA since 2006. Mr. Arashima was appointed as a Managing Officer in 2003. Mr. Arashima joined Toyota in 1973.

Mamoru Furuhashi has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2007. Mr. Furuhashi has also served as the Chief Officer of the Government & Public Affairs Group since 2009. Mr. Furuhashi was appointed as a Managing Officer in 2003. Mr. Furuhashi joined Toyota in 1973.

Satoshi Ozawa has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2007. Mr. Ozawa has also served as the Chief Officer of the General Administration & Human Resources Group since 2007 and as the Chief Officer of the Information Systems Group since 2009. Mr. Ozawa was appointed as a Managing Officer in 2003. Mr. Ozawa joined Toyota in 1974.

Iwao Nihashi has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2008. Mr. Nihashi has served as the Chief Officer of the Quality Group since 2008. Mr. Nihashi was appointed as a Managing Officer in 2003. Mr. Nihashi joined Toyota in 1970.

Yasuhiko Ichihashi has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2008. Mr. Ichihashi has served as the Chief Officer of the R&D Group 1 since 2008 and as the Chief Officer of the Product Development Group since 2009. Mr. Ichihashi was appointed as a Managing Officer in 2003. Mr. Ichihashi joined Toyota in 1974.

Tadashi Yamashina has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2008. Mr. Yamashina has served as the Chief Officer of the Technical Administration Group since 2009. Mr. Yamashina has also served as the Chairman of Toyota Motorsport GmbH since 2007. Mr. Yamashina was appointed as a Managing Officer in 2003. Mr. Yamashina joined Toyota in 1977.

Takahiko Ijichi has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2008. Mr. Ichiji has served as the Chief Officer of the Accounting Group since 2008. Mr. Ijichi was appointed as a Managing Officer in 2004. Mr. Ijichi joined Toyota in 1976.

Tetsuo Agata has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2008. Mr. Agata has served as the President of Toyota Motor Engineering and Manufacturing North America, Inc. since 2008. Mr. Agata was appointed as a Managing Officer in 2004. Mr. Agata joined Toyota in 1976.

Masamoto Maekawa has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2009. Mr. Maekawa has served as the Chief Officer of the Japan Sales Operations Group since 2009. Mr. Maekawa served as an Advisor from 2007 to 2009. Mr. Maekawa was appointed as a Managing Officer in 2003. Mr. Maekawa joined Toyota in 1973.

Yasumori Ihara has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2009. Mr. Ihara has served as the Chief Officer of the Business Development Group and the IT & ITS Group since 2009. Mr. Ihara served as an Advisor from 2007 to 2008. Mr. Ihara was appointed as a Managing Officer in 2004. Mr. Ihara joined Toyota in 1975.

Toshio Furutani has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2009. Mr Furutani has served as the Chief Officer of the Customer Service Operations Group since 2009. Mr. Furutani was appointed as a Managing Officer in 2004. Mr. Furutani joined Toyota in 1976.

Takahiro Iwase has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2009. Mr. Iwase has served as the Chief Officer of the Production Engineering Group and the Manufacturing Group since 2009. Mr. Iwase was appointed as a Managing Officer in 2005. Mr. Iwase joined Toyota in 1977.

Yoshimasa Ishii has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2009. Mr. Ishii has served as the Chief Officer of the Operation Planning & Support Group since 2009. Mr. Ishii was appointed as a Managing Officer in 2005. Mr. Ishii joined Toyota in 1976.

Takeshi Shirane has served as a Senior Managing Director, Member of the Board of Toyota Motor Corporation since 2009. Mr. Shirane has served as the Chief Officer of the Purchasing Group since 2009. Mr. Shirane was appointed as a Managing Officer in 2005. Mr. Shirane joined Toyota in 1977.

Yoshimi Inaba has served as a Director, Member of the Board of Toyota Motor Corporation since 2009. Mr. Inaba has served as the Chief Officer of the North America Operations Group and as the President and Chief Operating Officer of Toyota Motor North America, Inc. since 2009. Mr. Inaba served as an Advisor from 2007 to 2009, an Executive Vice President from 2005 to 2007, a Senior Managing Director from 2003 to 2005, and was appointed a Director in 1997. Mr. Inaba served as the President of Central Japan International Airport Co., Ltd. from 2007 to 2009. Mr. Inaba joined Toyota in 1968.

Nampachi Hayashi has served as a Director, Member of the Board of Toyota Motor Corporation since 2009. Mr. Hayashi has been responsible for Order-to-Delivery Kaizen Promotion and TPS Through Promotion since 2009. Mr. Hayashi served as a Senior Technical Executive from 2001 to 2009. Mr. Hayashi joined Toyota in 1966.

Yoshikazu Amano has served as a Corporate Auditor of Toyota Motor Corporation since 2007. Mr. Amano was appointed as a Director, Member of the Board in 2002 and served as a Managing Officer from 2003 to 2007. Mr. Amano joined Toyota in 1972.

Chiaki Yamaguchi was appointed as a Corporate Auditor of Toyota Motor Corporation in 2003. Mr. Yamaguchi also served as the Senior Managing Director of Toyota Financial Services Corporation from 2001 to 2003. Mr. Yamaguchi joined Toyota in 1972.

Masaki Nakatsugawa was appointed as a Corporate Auditor of Toyota Motor Corporation in 2006. Mr. Nakatsugawa also served as the General Manager of Toyota’s Accounting Division from 2004 to 2006. Mr. Nakatsugawa joined Toyota in 1976.

Yoichi Kaya was appointed as a Corporate Auditor of Toyota Motor Corporation in 2003. Mr. Kaya is the Director-General of the Research Institute of Innovative Technology for the Earth.

Yoichi Morishita was appointed as a Corporate Auditor of Toyota Motor Corporation in 2006. Mr. Morishita has served as a Corporate Counselor of Matsushita Electric Industrial Co., Ltd. Matsushita Electric Industrial Co., Ltd. was renamed as Panasonic Corporation in 2008, and Mr. Morishita currently serves as a Corporate Counselor of Panasonic Corporation.

Akishige Okada was appointed as a Corporate Auditor of Toyota Motor Corporation in 2006. Mr. Okada is the Advisor of Sumitomo Mitsui Banking Corporation.

Kunihiro Matsuo was appointed as a Corporate Auditor of Toyota Motor Corporation in 2007. Mr. Matsuo served as the Prosecutor-General of the Supreme Public Prosecutors Office from 2004 to 2006. Mr. Matsuo registered as an Attorney in 2006.

None of the persons listed above was selected as director, corporate auditor or member of senior management pursuant to an arrangement or understanding with Toyota’s major shareholders, customers, suppliers or others.

6.B COMPENSATION

The aggregate amount of remuneration, including bonuses but excluding stock options, paid to all directors and corporate auditors as a group by Toyota for services in all capacities during fiscal 2009 was approximately ¥3,605 million. Directors and corporate auditors of Toyota Motor Corporation receive year-end bonuses, the aggregate amount of which is approved at Toyota Motor Corporation’s ordinary general shareholders’ meeting and is based on Toyota Motor Corporation’s financial performance for the fiscal year. The amounts of the bonuses paid to individual directors and corporate auditors are then determined based upon discussions at a meeting of Toyota Motor Corporation’s board of directors and the meeting of corporate auditors.

Toyota Motor Corporation also granted to its directors 1,010,000 stock acquisition rights to purchase up to 10,100 shares of common stock during fiscal 2009 under its stock option plan. For a detailed description of the stock options and the stock option plan, see “— Share Ownership”.

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

Under the Corporation Act, Toyota must have at least three corporate auditors. At least half of the corporate auditors are required to be persons who have not been a Director, accounting counselor (or if an accounting counselor is a judicial person, a member of such judicial person who is in charge of its affairs), executive officer, general manager or employee of Toyota or any of its subsidiaries at any time during the past. The corporate auditors may not at the same time be directors, accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person who is in charge of its affairs), executive officers, general managers or employees of Toyota or any of its subsidiaries. Together, these corporate auditors form a board of corporate auditors. The corporate auditors have the duty to examine the financial statements and business reports which are submitted by the board of directors to the general shareholders’ meeting. The corporate auditors also monitor the administration of Toyota’s affairs by the directors. Corporate auditors are not required to be, and Toyota’s corporate auditors are not, certified public accountants. They are required to participate in meetings of the board of directors but are not entitled to vote.

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

6.D EMPLOYEES

The total number of Toyota employees, on a consolidated basis, as reported in Toyota’s annual Japanese securities report filed with the Director of the Kanto Local Finance Bureau was 320,808 at March 31, 2009, 316,121 at March 31, 2008 and 299,394 at March 31, 2007. The following tables set forth a breakdown of persons employed by business segment and by geographic location at March 31, 2009.

Segment	Number of Employees	Location	Number of Employees
Automotive	280,585	Japan	199,053
Financial services	8,420	North America	37,276
All other	26,714	Europe	22,805
Unallocated	5,089	Asia	38,981
		Other*	22,693

Total company	320,808	Total company	320,808

		* “Other” consists of Central and South America, Oceania and Africa.

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

Toyota’s average number of temporary employees on a consolidated basis was 80,244 during fiscal 2009.

6.E SHARE OWNERSHIP

The following table sets forth information with respect to the number of shares of Toyota’s common stock held by each director and corporate auditor as of June 2009.

Name	Number of Shares
Fujio Cho	40,705
Katsuaki Watanabe	32,331
Kazuo Okamoto	29,364
Akio Toyoda	4,574,891
Takeshi Uchiyamada	28,464
Yukitoshi Funo	34,248
Atsushi Niimi	32,700
Shinichi Sasaki	11,810
Yoichiro Ichimaru	25,068
Teiji Tachibana	14,700
Akira Okabe	30,000
Shinzo Kobuki	23,900
Akira Sasaki	17,000
Tadashi Arashima	20,781
Mamoru Furuhashi	20,000
Satoshi Ozawa	17,900
Iwao Nihashi	12,800
Yasuhiko Ichihashi	22,800
Tadashi Yamashina	9,500
Takahiko Ijichi	15,000
Tetsuo Agata	10,793
Masamoto Maekawa	15,300
Yasumori Ihara	4,600
Toshio Furutani	12,700
Takahiro Iwase	11,700
Yoshimasa Ishii	8,400
Takeshi Shirane	8,669
Yoshimi Inaba	37,000
Nampachi Hayashi	15,706
Yoshikazu Amano	24,868
Chiaki Yamaguchi	5,000
Masaki Nakatsugawa	5,800
Yoichi Kaya	—
Yoichi Morishita	—
Akishige Okada	—
Kunihiro Matsuo	—
Total	5,174,498

Each of the persons listed above owns less than one percent of the issued and outstanding shares of common stock of Toyota. The shares listed above do not include options that are exercisable for shares of Toyota’s common stock. For a description of these options, see “— Stock Options” below.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

Stock Options

Toyota has enacted stock option plans in each of the past six years. The plans for which stock options or stock acquisition rights are currently exercisable or will become exercisable in the future were approved by Toyota’s shareholders in June of 2003, 2004, 2005, 2006, 2007, 2008 and 2009. Under the plan enacted in 2003, Toyota issued stock acquisition rights, which are rights introduced as of April 2002 pursuant to the amendment to the Commercial Code, to purchase up to 1,958,000 shares of common stock to its directors and 565 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2004 plan, Toyota issued stock acquisition rights to purchase up to 2,021,000 shares of common stock to its directors and 582 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2005 plan, Toyota issued stock acquisition rights to purchase up to 2,104,000 shares of common stock to its directors and 596 officers and employees of its subsidiaries and one Toyota affiliate. Under the 2006 plan, Toyota issued stock acquisition rights to purchase up to 3,176,000 shares of common stock to its directors and 580 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2007 plan, Toyota issued stock acquisition rights to purchase up to 3,264,000 shares of common stock to its directors and 579 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2008 plan, Toyota issued stock acquisition rights to purchase up to 3,494,000 shares of common stock to its directors and 597 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2009 plan, Toyota is authorized to issue stock acquisition rights to purchase up to 3,700,000 shares of common stock to its directors and officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate.

Pursuant to the provisions of the 2003, 2004 and 2005 plans, stock acquisition rights may be exercised during a four-year period that starts two years from the date first granted. Pursuant to the provisions of the 2006, 2007, 2008 and 2009 plans, stock acquisition rights maybe exercised during a six-year period that starts two years from the date of grant. The exercise price of each stock acquisition right is 1.025 times the closing price of Toyota’s common stock on the Tokyo Stock Exchange on the date of grant. Each of the 2003, 2004 and 2005 plans provides that each director will be granted no more than 200 and no less than 150 stock acquisition rights, and each eligible officer or employee will be granted no more than 100 and no less than 20 stock acquisition rights. The 2006, 2007, 2008 and 2009 plans provide that each director will be granted no more than 400 and no less than 300 stock acquisition rights, and each eligible officer or employee will be granted no more than 200 and no less than 20 stock acquisition rights. For each of the 2003, 2004, 2005, 2006, 2007, 2008 and 2009 plans, one hundred shares will be issued or delivered upon the exercise of each stock acquisition right. The options are granted as of August 1 of each year for each plan, except for the 2004 plan, under which options were granted as of August 2, 2004, and the 2009 plan, under which options are expected to be granted as of August 3, 2009.

An option holder who retires while one’s options are still exercisable retains the right to exercise one’s options at the maximum until the expiration of the exercise period described above. However, an option holder’s right to purchase common stock under each plan lapses automatically upon one’s death or upon taking position such as in the management with a competitor.

The following table summarizes information for options and the incentive plan outstanding and exercisable at March 31, 2009:

	Outstanding				Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price	Weighted- average exercise price
(Yen)		(Yen)	(Dollars)	(Years)		(Yen)	(Dollars)
¥3,116 – 5,000	5,690,700	¥4,546	$46	5.18	2,220,700	¥4,264	$43
¥5,001 – 7,278	5,650,000	¥6,724	$68	5.85	2,751,000	¥6,140	$63

Toyota also has an employee stock ownership association in Japan for employees and full time and part time company advisors. Members of the employee stock ownership association set aside certain amounts from their monthly salary and bonuses to purchase Toyota’s common stock through the employee stock ownership association. As of March 31, 2009, the employee stock ownership association held 15,285,740 shares of Toyota’s common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

As of March 31, 2009, 3,447,997,492 shares of Toyota’s common stock were issued, out of which, 312,115,017 shares were treasury stock and 3,135,882,475 shares were outstanding. Beneficial ownership of Toyota’s common stock in the table below was prepared from information known to Toyota or can be ascertained from public filings, including filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Financial Instruments and Exchange Law of Japan.

Under the Financial Instruments and Exchange Law, any person who becomes, beneficially and solely or jointly, a holder, including, but not limited to, a deemed holder who manages shares for another holder pursuant to a discretionary investment agreement, of more than 5% of the total issued shares of a company listed on a Japanese stock exchange (including ADSs representing such shares) must file a report concerning the shareholding with the Director of the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, solely or jointly, of more than 5% of the total issued shares of a company increases or decreases by 1% or more, or if any change to a material matter set forth in any previously filed reports occurs.

Based on information known to Toyota or can be ascertained from public filings, the following table sets forth the beneficial ownership of holders of more than 5% of Toyota’s common stock as of the most recent practicable date.

Name of Beneficial Owner	Number of Shares (in thousands)	Percentage of Shares Issued
Toyota Industries Corporation	201,195	5.84

According to The Bank of New York Mellon, depositary for Toyota’s ADSs, as of March 31, 2009, 85,076,834 shares of Toyota’s common stock were held in the form of ADRs and there were 2,499 ADR holders of record in the United States. According to Toyota’s register of shareholders, as of March 31, 2009, there were 653,433 holders of common stock of record worldwide. As of March 31, 2009, there were 308 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 12.0% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

To the extent known to Toyota, Toyota is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

Toyota knows of no arrangements the operation of which may at a later time result in a change of control.

7.B RELATED PARTY TRANSACTIONS

Business Relationships

Toyota purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s equity-method affiliates and those firms with which certain members of Toyota’s board of directors are affiliated. Toyota purchased materials, supplies and services from these affiliated entities in the amount of ¥3,918.7 billion in fiscal 2009. Toyota also sells its products and services to Toyota’s equity-method affiliates and firms with which certain members of Toyota’s board of directors are affiliated. Toyota sold products and services to these affiliated entities in the amount of ¥1,585.8 billion in fiscal 2009. Toyota believes all of these purchase and sale transactions were arm’s-length transactions. See note 12 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with affiliated companies.

Loans

Toyota regularly has trade accounts and other receivables by, and accounts payable to, Toyota’s equity-method affiliates and firms with which certain members of Toyota’s board of directors are affiliated. Toyota had outstanding trade accounts and other receivables by these affiliated entities in the amount of ¥159.8 billion as of March 31, 2009. Toyota had outstanding trade accounts and other payables to these affiliated entities in the amount of ¥364.0 billion as of March 31, 2009.

Toyota, from time to time, provides short- to medium-term loans to its affiliates, as well as loans under a loan program established by certain subsidiaries to assist their executives and directors with the purchase of homes. As of March 31, 2009, an aggregate amount of ¥20.7 billion in loans was outstanding to its equity-method affiliates. As of March 31, 2009, an aggregate amount of ¥33.5 billion in loans was outstanding to those of its affiliates not accounted for under the equity method, which are 20% to 50% owned by Toyota. As of March 31, 2009, the largest loan outstanding to any such equity-method affiliate was a loan of ¥13.5 billion at a fixed rate. Toyota believes that each of these loans was entered into in the ordinary course of business.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share		Price per ADS
	High	Low	High	Low
Fiscal Year Ended March 31,
2005	¥4,520	¥3,730	$82.94	$65.65
2006	6,560	3,790	110.28	70.95
2007	8,350	5,430	138.00	94.52
2008	7,850	4,830	128.12	96.91
2009	5,670	2,650	106.74	57.68

Financial Quarter Ended:
June 30, 2007	7,800	7,070	127.74	116.80
September 30, 2007	7,850	6,190	128.12	112.38
December 31, 2007	6,870	5,870	118.75	105.19
March 31, 2008	6,310	4,830	116.00	96.91
June 30, 2008	5,670	4,820	106.74	94.00
September 30, 2008	5,120	4,380	93.66	82.64
December 31, 2008	4,460	2,650	83.90	58.17
March 31, 2009	3,260	2,755	71.14	57.68

Month Ended:
December 31, 2008	3,070	2,650	69.74	58.17
January 31, 2009	3,200	2,755	68.38	62.14
February 28, 2009	3,220	2,880	71.14	61.90
March 31, 2009	3,260	2,820	67.07	57.68
April 30, 2009	3,940	3,270	80.92	67.90
May 31, 2009	4,040	3,510	83.54	73.52

9.B PLAN OF DISTRIBUTION

Not applicable.

9.C MARKETS

The primary trading market for Toyota’s common stock is the Tokyo Stock Exchange. The common stock is also listed on the Nagoya Stock Exchange and three other regional stock exchanges in Japan.

Since September 29, 1999, American Depositary Shares, each equal to two shares of Toyota’s common stock and evidenced by American Depositary Receipts, have been traded and listed on the New York Stock Exchange through a sponsored ADR facility operated by The Bank of New York Mellon, as depositary. Prior to that time, Toyota’s ADSs were listed on the Nasdaq SmallCap Market through five unsponsored ADR facilities.

Toyota’s common stock is also listed on the London Stock Exchange.

9.D SELLING SHAREHOLDERS

Not applicable.

9.E DILUTION

Not applicable.

9.F EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A SHARE CAPITAL

Not applicable.

10.B MEMORANDUM AND ARTICLES OF ASSOCIATION

Except as otherwise stated, set forth below is information relating to Toyota’s common stock, including brief summaries of the relevant provisions of Toyota’s articles of incorporation and share handling regulations, as currently in effect, and of the Corporation Act, Act Concerning Book-Entry Transfer of Corporate Bonds, Shares and Other Securities (the “Book-Entry Transfer Act”) and related legislation.

General

Toyota’s authorized number of shares as of March 31, 2009 was 10,000,000,000 shares, of which 3,447,997,492 shares were issued. Toyota does not issue share certificates for its shares. In accordance with the Corporation Act, the Book-Entry Transfer Act and Toyota’s articles of incorporation, Toyota’s shares are recorded or registered on (i) Toyota’s register of shareholders and (ii) transfer account books of the Japan Securities Depository Center, Inc. (“JASDEC”) which is a book-entry transfer institution and securities firms, banks or other account management institutions. The transfer of shares will generally become effective once the transfer is recorded in the transferee’s account. In order to assert shareholders’ rights against Toyota, a shareholder must generally have his or her name and address recorded or registered on Toyota’s register of shareholders. A shareholder can assert minority shareholders’ rights (shareholders’ rights for which Toyota has not set a record date) against Toyota if JASDEC provides an individual shareholder notice to Toyota upon the shareholder’s request. The shareholder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights.

A shareholder must have a transfer account to transfer shares. Shareholders who do not have a transfer account with JASDEC must have an account with an account management institution that directly or indirectly has a transfer account with JASDEC. Once Toyota decides on the record date for its shareholders’ meeting or makes a request to JASDEC based on justifiable grounds, JASDEC will promptly provide to Toyota names, addresses and other information with respect to Toyota’s shareholders who are recorded on the transfer account books of JASDEC or account management institutions. Upon receiving such information, Toyota will record or register such information received from JASDEC on its register of shareholders. Accordingly, holders of shares recorded or registered on Toyota’s register of shareholders will be treated as shareholders of Toyota and may exercise rights, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from Toyota. Shareholders wishing to assert minority shareholders’ rights against Toyota must request an individual shareholder notice to JASDEC or the account management institution at which the shareholder has opened a transfer account. In response to such request, JASDEC will provide the individual shareholders notice to Toyota. The shareholder may assert his or her minority shareholders’ rights against Toyota for a period of four weeks after the date the individual shareholder notice is provided to Toyota. The shares held by a person who is deemed to hold additional shares according to the transfer account books are aggregated for these purposes.

Corporate Purpose

Article 2 of Toyota’s articles of incorporation states that its purpose is to engage in the following businesses:

•	the manufacture, sale, leasing and repair of:

•	motor vehicles, industrial vehicles, ships, aircraft, other transportation machinery and apparatus, spacecraft and space machinery and apparatus, and parts thereof;

•	industrial machinery and apparatus, other general machinery and apparatus, and parts thereof;

•	electrical machinery and apparatus, and parts thereof; and

•	measuring machinery and apparatus, medical machinery and apparatus, and parts thereof;

•	the manufacture and sale of ceramics and products of synthetic resins, and materials thereof;

•	the manufacture, sale and repair of construction materials and equipment, furnishings and fixtures for residential buildings;

•	the planning, designing, supervision, execution and undertaking of construction works, civil engineering works, land development, urban development and regional development;

•	the sale, purchase, leasing, brokerage and management of real estate;

•	the service of information processing, information communications and information supply and the development, sale and leasing of software;

•	the design and development of product sales systems that utilize networks such as the Internet;

•	the sale, leasing and maintenance of computers included within such systems, and sale of products by utilizing such systems;

•	the inland transportation, marine transportation, air transportation, stevedoring, warehousing and tourism businesses;

•	the printing, publishing, advertising and publicity, general leasing, security and workers dispatch businesses;

•	the credit card operations, purchase and sale of securities, investment consulting, investment trust operation, and other financial services;

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

•

the conducting of engineering, consulting, invention and research relating to each of the preceding items and the utilization of such invention and research, and any businesses incidental to or related to any of the preceding items.

Dividends

Dividends — General

Toyota normally pays dividends twice per year, including an interim dividend and a year-end dividend. Although Toyota’s articles of incorporation provide that retained earnings can be distributed as dividends pursuant to the resolution of its board of directors, Toyota’s board of directors recommends the payment of year-end dividend to shareholders and pledgees of record as of March 31 in each year. Year-end dividends are usually paid to the shareholders immediately following approval of the dividends at the general shareholders’ meeting, normally around the end of June of each year. In addition to these year-end dividends, Toyota may pay interim dividends in the form of cash distributions from its distributable surplus to shareholders and pledgees of record as of September 30 in each year by resolution of its board of directors. Toyota normally pays the interim dividend in late November.

In addition, under the Corporation Act of Japan (the “Corporation Act”), dividends may be paid to shareholders and pledgees of record as of any record date, other than those specified above, as set forth by Toyota’s articles of incorporation or as determined by its board of directors from time to time. Such dividends may be distributed by a resolution of any general shareholders’ meeting. Toyota’s articles of incorporation also permit Toyota to pay dividends, in addition to interim dividends mentioned in the preceding paragraph, by a resolution of its board of directors. Toyota has incorporated such a provision into its articles of incorporation in order to enable a flexible capital policy. Under the Corporation Act, dividends may be distributed in cash or (except in the case of interim dividends mentioned in the preceding paragraph) in kind, subject to limitations on distributable surplus and to certain other conditions.

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

Consolidation of Shares

Toyota may at any time consolidate shares in issue into a smaller number of shares by a special shareholders resolution (as defined in “Voting Rights”). When a consolidation of shares is to be made, Toyota must give public notice of certain matters two weeks prior to the effective date of the consolidation. Toyota must disclose the reason for the consolidation of shares at a general shareholders’ meeting.

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

Purchase by Toyota of Shares Constituting Less Than a Unit. A holder of shares constituting less than a full unit may require Toyota to purchase those shares at their market value in accordance with the provisions of Toyota’s share handling regulations.

Surrender of American Depositary Shares. ADR holders will only be permitted to surrender ADRs and withdraw underlying shares constituting an integral number of a whole unit. If a holder surrenders an ADR including ADRs representing shares that do not constitute an integral number of whole units, the depositary will deliver to that holder only those shares which constitute a whole unit. The depositary will then issue to the holder a new ADR representing the remaining shares. Holders of an ADR that represents less than a whole unit of underlying shares will be unable to withdraw the underlying shares. As a result, those holders will be unable to require Toyota to purchase their shares to the extent those shares constitute less than one whole unit.

Voting Rights

Toyota holds its ordinary general shareholders’ meeting each year. In addition, Toyota may hold an extraordinary general shareholders’ meeting whenever necessary by giving at least two weeks’ advance notice. Under the Corporation Act, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his or her resident proxy or mailing address in Japan in accordance with Toyota’s share handling regulations, at least two weeks prior to the date of the meeting.

A holder of shares constituting one or more whole units is entitled to one vote per unit of shares subject to the limitations on voting rights set forth in this paragraph. In general, under the Corporation Act, a resolution can be adopted at a general shareholders’ meeting by a majority of the shares having voting rights represented at the meeting. The Corporation Act and Toyota’s articles of incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of the total number of outstanding shares having voting rights. Toyota’s shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder, the management of which is substantially under Toyota’s control as provided by an ordinance of the Ministry of Justice, either through the holding of voting rights or for any other reason, does not have voting rights.

Shareholders may exercise their voting rights by attending the general shareholders’ meeting or in writing by mail. Shareholders who choose to exercise their voting rights by mail must fill out and return to Toyota the voting right exercise form enclosed with the convocation notice of the general shareholders’ meeting by the date specified in such convocation notice. In addition, from the general shareholders’ meeting for fiscal 2009, shareholders may exercise their voting rights through the internet. Shareholders electing to exercise their voting rights through the internet must log on to the “Website to Exercise Voting Rights” using the login ID and temporary password provided in the voting right exercise form enclosed with the convocation notice and submit their votes by a date specified in the convocation notice, following instructions appearing on the website. Institutional investors may also use the Electronic Proxy Voting Platform operated by Investor Communications Japan (ICJ) to exercise their voting rights through the use of the Internet, if such institutional investor applies to use the platform in advance. Shareholders may also exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Toyota may refuse a shareholder having two or more proxies attend a general shareholders’ meeting.

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

Transfer Agent

Mitsubishi UFJ Trust and Banking Corporation is the transfer agent for the shares. Mitsubishi UFJ Trust and Banking Corporation’s office is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8212 Japan. Mitsubishi UFJ Trust and Banking Corporation maintains Toyota’s register of shareholders and records transfers of record ownership upon receiving notification from JASDEC.

Record Date

The close of business on March 31 is the record date for Toyota’s year-end dividends, if paid. A holder of shares constituting one or more whole units who is recorded or registered as a holder on Toyota’s register at the close of business as of March 31 is also entitled to exercise shareholders’ voting rights at the ordinary general shareholders’ meeting with respect to the business year ending on March 31. The close of business on September 30 of each year is the record date for interim dividends, if paid. In addition, Toyota may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

The shares generally trade ex-dividend or ex-rights in the Japanese stock exchanges on the third business day before a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings. If the regulations of the Japanese stock exchanges are amended as proposed, shares will generally trade ex-dividend or ex-rights in the Japanese stock exchanges on the second business day before a record date (or if the record date is not a business day, the third business day prior thereto) for purpose of dividends or rights offerings, if the record date falls on or after November 19, 2009.

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

Shares acquired by Toyota may be held by it for any period or may be cancelled by resolution of the board of directors. Toyota may also transfer to any person the shares held by it, subject to a resolution of the board of directors, and subject also to other requirements applicable to the issuance of new shares. Toyota may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

The Corporation Act generally prohibits any subsidiary of Toyota from acquiring shares of Toyota.

Acquisition or Disposition of Shares or ADS

Under the Foreign Exchange and Foreign Trade Law and the cabinet orders and ministerial ordinances thereunder (collectively, the “Foreign Exchange Regulations”), all aspects of regulations on foreign exchange and foreign trade transactions are, with minor exceptions (which are not generally applicable to the purchase and sale of Toyota’s shares), only subject to post transaction reporting requirements. Acquisitions and dispositions of shares of common stock or ADS by non-residents of Japan (including foreign corporations not resident in Japan) are generally not subject to this reporting requirement. However, the Minister of Finance has the power to impose a licensing requirement for transactions in limited circumstances.

Report of Substantial Shareholdings

The Financial Instruments and Exchange Law of Japan and regulations under the Law require any person who has become a holder (together with its related persons) of more than 5% of the total issued shares of a company listed on any Japanese stock exchange (including ADSs representing such shares) to file with the Director of a competent Local Finance Bureau, within five business days, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in any shareholding or any change in material matters set out in reports previously filed. Any such report shall be filed with the Director of a competent Local Finance Bureau through the Electronic Disclosure for Investor’s Network (EDINET) system. Copies of any report must also be furnished to the company. For this purpose, shares issuable to a 5% or greater shareholder upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by that holder and the company’s total issued shares.

10.C MATERIAL CONTRACTS

All contracts concluded by Toyota during the two years preceding this filing were entered into in the ordinary course of business.

10.D EXCHANGE CONTROLS

The Foreign Exchange Regulations govern the acquisition and holding of shares of capital stock of Toyota by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.

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

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is generally 20 percent, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock of Toyota) to non-resident Holders, other than any individual shareholder who holds 5 percent or more of the total issued shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before December 31, 2011, and (ii) 15 percent for dividends due and payable on or after January 1, 2012. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland, and 10 percent under the income tax treaties with Australia, France, the U.K. and the United States.)

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally reduced to 10 percent of the gross amount actually distributed, and dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund are exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Toyota to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or if any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on shares of common stock by Toyota is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance through the withholding agent to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after the recording date concerning such payment of dividends). To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance, will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) by complying with a certain subsequent filing procedure. Toyota does not assume any responsibility to ensure withholding at the reduced rate, or exemption therefrom, for non-resident Holders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

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

10.F DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G STATEMENT BY EXPERTS

Not applicable.

10.H DOCUMENTS ON DISPLAY

Toyota files annual reports on Form 20-F and reports on Form 6-K with the SEC. You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or by accessing the SEC’s home page (http://www.sec.gov). You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, Toyota’s reports, proxy statements and other information may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Copies of the documents referred to herein may also be inspected at Toyota’s offices by contacting Toyota at 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan, attention: Financial Reporting Department, Accounting Division, telephone number: 81-565-28-2121.

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

Toyota uses a value-at-risk analysis (“VAR”) to evaluate its exposure to changes in foreign currency exchange rates. The VAR of the combined foreign exchange position represents a potential loss in pre-tax earnings that was estimated to be ¥44.3 billion as of March 31, 2008 and ¥114.1 billion as of March 31, 2009. Based on Toyota's overall currency exposure (including derivative positions), the risk during the year ended March 31, 2009 to pre-tax cash flow from currency movements was on average ¥126.0 billion, with a high of ¥158.9 billion and a low of ¥97.1 billion.

The VAR was estimated by using a Monte Carlo Simulation Method and assumed 95% confidence level on the realization date and a 10-day holding period.

Interest Rate Risk

Toyota is subject to market risk from exposures to changes in interest rates based on its financing, investing and cash management activities. Toyota enters into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. The potential decrease in fair value resulting from a hypothetical 100 basis point upward shift in interest rates would be approximately ¥110.6 billion as of March 31, 2008 and ¥55.8 billion as of March 31, 2009.

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

Equity Price Risk

Toyota holds investments in various available-for-sale equity securities that are subject to price risk. The fair value of available-for-sale equity securities was ¥1,177.0 billion as of March 31, 2008 and ¥798.2 billion as of March 31, 2009. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥117.7 billion as of March 31, 2008 and ¥79.8 billion as of March 31, 2009.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) DISCLOSURES CONTROLS AND PROCEDURES

Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the fiscal 2009. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the Form 20-F that Toyota files under the Exchange Act is accumulated and communicated to its management including, the chief executive officer and the principal accounting and financial officer. The disclosure controls and procedures also ensures that the Form 20-F that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Toyota’s Chairman of the Board and the Executive Vice President. Toyota’s disclosures controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. The Chairman of the Board and the Executive Vice President have concluded that Toyota’s disclosure controls and procedures are effective at the reasonable assurance level.

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

Toyota’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that Toyota’s internal control over financial reporting was effective as of March 31, 2009.

PricewaterhouseCoopers Aarata, an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Toyota’s internal control over financial reporting as of March 31, 2009, as stated in its report included herein.

(c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Toyota’s independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on the effectiveness of Toyota’s internal control over financial reporting. This report appears in Item 18.

(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in Toyota’s internal control over financial reporting during fiscal 2009 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Toyota has adopted a code of ethics that applies to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of Toyota’s code of ethics is included as an exhibit to this annual report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Aarata has audited the financial statements of Toyota included in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Aarata and the various network and member firms of PricewaterhouseCoopers to Toyota in fiscal 2008 and fiscal 2009.

	Yen in millions
	2008	2009
Audit Fees(1)	3,619	3,539
Audit-related Fees(2)	139	76
Tax Fees(3)	833	702
All Other Fees(4)	122	86
Total	4,713	4,403

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the services of annual audit, quarter reviews and assessment and reviews of the effectiveness of internal controls over financial reporting of Toyota and its subsidiaries and affiliates; the services associated with SEC registration statements or other documents issued in connection with securities offerings such as comfort letters and consents; consultations as to the accounting or disclosure treatment of transactions or events.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include the services such as due diligence; agreed-upon or expanded audit procedures; internal control reviews and assistance; review of the effectiveness of the internal audit function; assistance with implementation of the requirements of SEC rules pursuant to the Sarbanes-Oxley Act; financial statement audits of employee benefit plans.

(3)	Tax Fees include fees billed for tax compliance services, including the services such as tax planning, advice and compliance of federal, state, local and international tax; the review of tax returns; assistance with tax audits and appeals; tax only valuation services including transfer pricing and cost segregation studies; expatriate tax assistance and compliance.

(4)	All Other Fees primarily include fees billed for risk management advisory services of assessment and testing of security infrastructure controls; advisory services relating to accounting manual and accounting control; advisory services relating to establishment of a new subsidiary; assistance with continuing education and training; services providing information related to automotive market conditions and sales networks.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of Toyota’s common stock by Toyota and its affiliated purchasers during fiscal 2009:

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1, 2008 – April 30, 2008	4,058	5,074.47	0	0
May 1, 2008 – May 31, 2008	5,765	5,318.38	0	0
June 1, 2008 – June 30, 2008	8,217	5,460.01	0	0
July 1, 2008 – July 31, 2008	14,723	4,898.25	0	30,000,000
August 1, 2008 – August 31, 2008	15,028,733	4,979.40	14,016,700	15,983,300
September 1, 2008 – September 30, 2008	10,600	4,812.33	0	15,983,300
October 1, 2008 – October 31, 2008	150,168	4,340.97	0	15,983,300
November 1, 2008 – November 30, 2008	10,541	3,598.30	0	15,983,300
December 1, 2008 – December 31, 2008	17,875	2,879.06	0	15,983,300
January 1, 2009 – January 31, 2009	2,712	2,921.14	0	15,983,300
February 1, 2009 – February 28, 2009	5,870	3,054.86	0	15,983,300
March 1, 2009 – March 31, 2009	11,035	3,013.09	0	15,983,300

Total	15,270,297	—	14,016,700	—

(1)	All purchases other than purchases publicly announced were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Toyota to purchase shares that are a fraction of a unit, in accordance with Toyota’s share handling regulations. Toyota is required to comply with such requests pursuant to the Corporation Act (or until the Corporation Act became effective, the Commercial Code). See “Memorandum and Articles of Association — Japanese Unit Share System.”
(2)

On June 24, 2008, share repurchases were approved at the ordinary general shareholders’ meeting pursuant to which Toyota may purchase during a one-year period until the next ordinary general shareholders’

meeting up to the lesser of 30,000,000 shares of common stock or the number of shares equivalent to ¥200.0 billion in cost of repurchase. For a discussion of past and current share repurchases, see “Business Overview — Toyota’s Strategy — Focus on Shareholder Value.”

ITEM 16G. CORPORATE GOVERNANCE

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

Financial statements of 50% or less owned persons accounted for by the equity method have been omitted because the registrant’s proportionate share of the income from continuing operations before income taxes is less than 20% of consolidated income (loss) from continuing operations before income taxes and the investment in and advances to each company is less than 20% of consolidated total assets.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Toyota Jidosha Kabushiki Kaisha

(“Toyota Motor Corporation”)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Toyota Motor Corporation and its subsidiaries at March 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Aarata

Nagoya, Japan

June 23, 2009

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2008	2009	2009
Current assets
Cash and cash equivalents	¥1,628,547	¥2,444,280	$24,883
Time deposits	134,773	45,178	460
Marketable securities	542,210	495,326	5,043
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥17,471 million in 2008 and ¥15,034 million ($153 million) in 2009	2,040,233	1,392,749	14,179
Finance receivables, net	4,301,142	3,891,406	39,615
Other receivables	523,533	332,722	3,387
Inventories	1,825,716	1,459,394	14,857
Deferred income taxes	563,220	605,331	6,162
Prepaid expenses and other current assets	526,853	632,543	6,439

Total current assets	12,086,227	11,298,929	115,025

Noncurrent finance receivables, net	5,974,756	5,655,545	57,575

Investments and other assets
Marketable securities and other securities investments	3,429,238	2,102,874	21,408
Affiliated companies	2,098,556	1,826,375	18,593
Employees receivables	70,776	69,523	708
Other	986,765	707,110	7,198

Total investments and other assets	6,585,335	4,705,882	47,907

Property, plant and equipment
Land	1,262,034	1,257,409	12,801
Buildings	3,580,607	3,633,954	36,994
Machinery and equipment	9,270,650	9,201,093	93,669
Vehicles and equipment on operating leases	2,922,325	2,836,881	28,880
Construction in progress	360,620	263,602	2,683

	17,396,236	17,192,939	175,027
Less - Accumulated depreciation	(9,584,234)	(9,791,258)	(99,677)

Property, plant and equipment, net	7,812,002	7,401,681	75,350

Total assets	¥32,458,320	¥29,062,037	$295,857

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2008	2009	2009
Current liabilities
Short-term borrowings	¥3,552,721	¥3,617,672	$36,829
Current portion of long-term debt	2,675,431	2,699,512	27,482
Accounts payable	2,212,773	1,299,455	13,229
Other payables	806,514	670,634	6,827
Accrued expenses	1,606,964	1,540,681	15,684
Income taxes payable	305,592	51,298	522
Other current liabilities	780,747	710,041	7,228

Total current liabilities	11,940,742	10,589,293	107,801

Long-term liabilities
Long-term debt	5,981,931	6,301,469	64,150
Accrued pension and severance costs	632,297	634,612	6,461
Deferred income taxes	1,099,006	642,293	6,539
Other long-term liabilities	278,150	293,633	2,989

Total long-term liabilities	7,991,384	7,872,007	80,139

Minority interest in consolidated subsidiaries	656,667	539,530	5,492

Shareholders’ equity
Common stock, no par value, authorized: 10,000,000,000 shares in 2008 and 2009; issued: 3,447,997,492 shares in 2008 and 2009	397,050	397,050	4,042
Additional paid-in capital	497,569	501,211	5,102
Retained earnings	12,408,550	11,531,622	117,394
Accumulated other comprehensive income (loss)	(241,205)	(1,107,781)	(11,277)
Treasury stock, at cost, 298,717,640 shares in 2008 and 312,115,017 shares in 2009	(1,192,437)	(1,260,895)	(12,836)

Total shareholders’ equity	11,869,527	10,061,207	102,425

Commitments and contingencies
Total liabilities and shareholders’ equity	¥32,458,320	¥29,062,037	$295,857

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2007	2008	2009	2009
Net revenues
Sales of products	¥22,670,097	¥24,820,510	¥19,173,720	$195,192
Financing operations	1,277,994	1,468,730	1,355,850	13,803

	23,948,091	26,289,240	20,529,570	208,995

Costs and expenses
Cost of products sold	18,356,255	20,452,338	17,468,416	177,832
Cost of financing operations	872,138	1,068,015	987,384	10,052
Selling, general and administrative	2,481,015	2,498,512	2,534,781	25,804

	21,709,408	24,018,865	20,990,581	213,688

Operating income (loss)	2,238,683	2,270,375	(461,011)	(4,693)

Other income (expense)
Interest and dividend income	131,939	165,676	138,467	1,410
Interest expense	(49,326)	(46,113)	(46,882)	(477)
Foreign exchange gain (loss), net	33,005	9,172	(1,815)	(19)
Other income (loss), net	28,215	38,112	(189,140)	(1,926)

	143,833	166,847	(99,370)	(1,012)

Income (loss) before income taxes, minority interest and equity in earnings of affiliated companies	2,382,516	2,437,222	(560,381)	(5,705)
Provision for income taxes	898,312	911,495	(56,442)	(575)

Income (loss) before minority interest and equity in earnings of affiliated companies	1,484,204	1,525,727	(503,939)	(5,130)
Minority interest in consolidated subsidiaries	(49,687)	(77,962)	24,278	247
Equity in earnings of affiliated companies	209,515	270,114	42,724	435

Net income (loss)	¥1,644,032	¥1,717,879	¥(436,937)	$(4,448)

	Yen			U.S. dollars
Net income (loss) per share
- Basic	¥512.09	¥540.65	¥(139.13)	$(1.42)

- Diluted	¥511.80	¥540.44	¥(139.13)	$(1.42)

Cash dividends per share	¥120.00	¥140.00	¥100.00	$1.02

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total shareholders’ equity
Balances at March 31, 2006	¥397,050	¥495,250	¥10,459,788	¥437,316	¥(1,228,955)	¥10,560,449

Issuance during the year		2,343				2,343
Comprehensive income
Net income			1,644,032			1,644,032
Other comprehensive income
Foreign currency translation adjustments				130,746		130,746
Unrealized gains on securities, net of reclassification adjustments				38,800		38,800
Minimum pension liability adjustments				3,499		3,499

Total comprehensive income						1,817,077

Adjustment to initially apply FAS No. 158				91,029		91,029
Dividends paid			(339,107)			(339,107)
Purchase and reissuance of common stock					(295,699)	(295,699)

Balances at March 31, 2007	397,050	497,593	11,764,713	701,390	(1,524,654)	11,836,092

Issuance during the year		3,475				3,475
Comprehensive income
Net income			1,717,879			1,717,879
Other comprehensive income (loss)
Foreign currency translation adjustments				(461,189)		(461,189)
Unrealized losses on securities, net of reclassification adjustments				(347,829)		(347,829)
Pension liability adjustments				(133,577)		(133,577)

Total comprehensive income						775,284

Dividends paid			(430,860)			(430,860)
Purchase and reissuance of common stock					(314,464)	(314,464)
Retirement of common stock		(3,499)	(643,182)		646,681	—

Balances at March 31, 2008	397,050	497,569	12,408,550	(241,205)	(1,192,437)	11,869,527

Issuance during the year		3,642				3,642
Comprehensive loss
Net loss			(436,937)			(436,937)
Other comprehensive income (loss)
Foreign currency translation adjustments				(381,303)		(381,303)
Unrealized losses on securities, net of reclassification adjustments				(293,101)		(293,101)
Pension liability adjustments				(192,172)		(192,172)

Total comprehensive loss						(1,303,513)

Dividends paid			(439,991)			(439,991)
Purchase and reissuance of common stock					(68,458)	(68,458)

Balances at March 31, 2009	¥397,050	¥501,211	¥11,531,622	¥(1,107,781)	¥(1,260,895)	¥10,061,207

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

	U.S. dollars in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total shareholders’ equity
Balances at March 31, 2008	$4,042	$5,065	$126,321	$(2,455)	$(12,139)	$120,834

Issuance during the year		37				37
Comprehensive loss
Net loss			(4,448)			(4,448)
Other comprehensive income (loss)
Foreign currency translation adjustments				(3,882)		(3,882)
Unrealized losses on securities, net of reclassification adjustments				(2,984)		(2,984)
Pension liability adjustments				(1,956)		(1,956)

Total comprehensive loss						(13,270)

Dividends paid			(4,479)			(4,479)
Purchase and reissuance of common stock					(697)	(697)

Balances at March 31, 2009	$4,042	$5,102	$117,394	$(11,277)	$(12,836)	$102,425

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2007	2008	2009	2009
Cash flows from operating activities
Net income (loss)	¥1,644,032	¥1,717,879	¥(436,937)	$(4,448)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	1,382,594	1,491,135	1,495,170	15,221
Provision for doubtful accounts and credit losses	71,862	122,790	257,433	2,621
Pension and severance costs, less payments	(32,054)	(54,341)	(20,958)	(213)
Losses on disposal of fixed assets	50,472	45,437	68,682	699
Unrealized losses on available-for-sale securities, net	4,614	11,346	220,920	2,249
Deferred income taxes	132,308	81,458	(194,990)	(1,985)
Minority interest in consolidated subsidiaries	49,687	77,962	(24,278)	(247)
Equity in earnings of affiliated companies	(209,515)	(270,114)	(42,724)	(435)
Changes in operating assets and liabilities, and other
(Increase) decrease in accounts and notes receivable	(212,856)	(206,793)	791,481	8,057
(Increase) decrease in inventories	(133,698)	(149,984)	192,379	1,958
(Increase) decrease in other current assets	(108,767)	(82,737)	9,923	101
Increase (decrease) in accounts payable	104,188	62,241	(837,402)	(8,525)
Increase (decrease) in accrued income taxes	74,255	(118,030)	(251,868)	(2,564)
Increase (decrease) in other current liabilities	264,490	206,911	(41,819)	(426)
Other	156,561	46,464	291,893	2,972

Net cash provided by operating activities	3,238,173	2,981,624	1,476,905	15,035

Cash flows from investing activities
Additions to finance receivables	(7,489,096)	(8,647,717)	(7,700,459)	(78,392)
Collection of finance receivables	6,190,661	7,223,573	7,232,152	73,625
Proceeds from sale of finance receivables	84,083	109,124	11,290	115
Additions to fixed assets excluding equipment leased to others	(1,425,814)	(1,480,570)	(1,364,582)	(13,892)
Additions to equipment leased to others	(1,264,381)	(1,279,405)	(960,315)	(9,776)
Proceeds from sales of fixed assets excluding equipment leased to others	64,421	67,551	47,386	482
Proceeds from sales of equipment leased to others	321,761	375,881	528,749	5,383
Purchases of marketable securities and security investments	(1,068,205)	(1,151,640)	(636,030)	(6,475)
Proceeds from sales of marketable securities and security investments	148,442	165,495	800,422	8,148
Proceeds upon maturity of marketable securities and security investments	676,729	821,915	675,455	6,876
Payment for additional investments in affiliated companies, net of cash acquired	(1,651)	(4,406)	(45)	(0)
Changes in investments and other assets, and other	(51,328)	(74,687)	135,757	1,382

Net cash used in investing activities	¥(3,814,378)	¥(3,874,886)	¥(1,230,220)	$(12,524)

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2007	2008	2009	2009
Cash flows from financing activities
Purchase of common stock	¥(295,699)	¥(311,667)	¥(70,587)	$(719)
Proceeds from issuance of long-term debt	2,890,000	3,349,812	3,506,990	35,702
Payments of long-term debt	(1,726,823)	(2,310,008)	(2,704,078)	(27,528)
Increase in short-term borrowings	353,397	408,912	406,507	4,138
Dividends paid	(339,107)	(430,860)	(439,991)	(4,479)

Net cash provided by financing activities	881,768	706,189	698,841	7,114

Effect of exchange rate changes on cash and cash equivalents	25,429	(84,759)	(129,793)	(1,321)

Net increase (decrease) in cash and cash equivalents	330,992	(271,832)	815,733	8,304
Cash and cash equivalents at beginning of year	1,569,387	1,900,379	1,628,547	16,579

Cash and cash equivalents at end of year	¥1,900,379	¥1,628,547	¥2,444,280	$24,883

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

Significant accounting policies after reflecting adjustments for the above are as follows:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiary companies. All significant intercompany transactions and accounts have been eliminated. Investments in affiliated companies in which Toyota exercises significant influence, but which it does not control, are stated at cost plus equity in undistributed earnings. Consolidated net income includes Toyota’s equity in current earnings of such companies, after elimination of unrealized intercompany profits. Investments in such companies are reduced to net realizable value if a decline in market value is determind other-than-temporary. Investments in non-public companies in which Toyota does not exercise significant influence (generally less than a 20% ownership interest) are stated at cost. The accounts of variable interest entities as defined by the Financial Accounting Standards Board Interpretation No. 46(R), Consolidation of Variable Interest Entities (revised December 2003) - an interpretation of ARB No.51, are included in the consolidated financial statements, if applicable.

Estimates -

The preparation of Toyota’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The more significant estimates include: product warranties, allowance for doubtful accounts and credit losses, residual values for leased assets, impairment of long-lived assets, pension costs and obligations, fair value of derivative financial instruments, other-than-temporary losses on marketable securities and valuation allowance for deferred tax assets.

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

Revenues from the sales of vehicles under which Toyota conditionally guarantees the minimum resale value are recognized on a pro rata basis from the date of sale to the first exercise date of the guarantee in a manner similar to operating lease accounting. The underlying vehicles of these transactions are recorded as assets and are depreciated in accordance with Toyota’s depreciation policy.

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

Other costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥451,182 million, ¥484,508 million and ¥389,242 million ($3,963 million) for the years ended March 31, 2007, 2008 and 2009, respectively.

Toyota generally warrants its products against certain manufacturing and other defects. Provisions for product warranties are provided for specific periods of time and/or usage of the product and vary depending upon the nature of the product, the geographic location of the sale and other factors. Toyota records a provision for estimated product warranty costs at the time the related sale is recognized based on estimates that Toyota will incur to repair or replace product parts that fail while under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience as to product failures as well as current information on repair costs. The amount of warranty costs accrued also contains an estimate of warranty claim recoveries to be received from suppliers. Product recalls and voluntary service campaigns are recorded when they are determined to be probable and reasonably estimable.

Research and development costs are expensed as incurred. Research and development costs were ¥890,782 million, ¥958,882 million and ¥904,075 million ($9,204 million) for the years ended March 31, 2007, 2008 and 2009, respectively.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories -

Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” (“LIFO”) basis. Inventories valued on the LIFO basis totaled ¥283,735 million and ¥150,110 million ($1,528 million) at March 31, 2008 and 2009, respectively. Had the “first-in, first-out” basis been used for those companies using the LIFO basis, inventories would have been ¥30,360 million and ¥58,980 million ($600 million) higher than reported at March 31, 2008 and 2009, respectively.

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

Long-lived assets -

Toyota reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset group exceeds the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the carrying value of the asset group over its fair value. Fair value is determined mainly using a discounted cash flow valuation method.

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

Employee benefit obligations -

Toyota has both defined benefit and defined contribution plans for employees’ retirement benefits. Retirement benefit obligations are measured by actuarial calculations in accordance with a Statement of Financial

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting Standards (“FAS”) No. 87 Employers’ Accounting for Pensions (“FAS 87”). Toyota adopted the provisions regarding recognition of funded status and disclosure under FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“FAS 158”) as of March 31, 2007. Under the provisions of FAS 158, the overfunded or underfunded status of the defined benefit postretirement plans is recognized on the consolidated balance sheets as prepaid pension and severance costs or accrued pension and severance costs, and the funded status change is recognized in the year in which it occurs through comprehensive income. Prior to the adoption of FAS 158, a minimum pension liability had been recorded for plans where the accumulated benefit obligation net of plan assets exceeded the accrued pension and severance costs. After the adoption of FAS 158, a minimum pension liability is not recorded.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-based compensation -

Toyota measures compensation expense for its stock-based compensation plan based on the grant-date fair value of the award, and accounts for the award in accordance with FAS No. 123(R), Share - Based Payment (revised 2004).

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

Accounting changes -

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in tax positions and requires a company to recognize in its financial statements, the impact of a tax position, if that position is more likely than not to be sustained on audit, based on the technical merits of the position. Toyota adopted FIN 48 from the fiscal year begun after December 15, 2006. See note 16 to the consolidated financial statements for the impact of the adoption of the interpretation on Toyota’s consolidated financial statements.

In September 2006, FASB issued FAS No. 157, Fair Value Measurements (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Toyota adopted FAS 157 from the fiscal year begun after November 15, 2007. Toyota adopted FASB Staff Position (“FSP”) No. FAS 157-2, Effective Date of FASB Statement No. 157, which defers the effective date of FAS 157 for certain nonfinancial assets and nonfinancial liabilities to fiscal year beginning after November 15, 2008, and interim period within the fiscal year. The adoption of FAS 157 did not have a material impact on Toyota’s consolidated financial statements. See note 26 to the consolidated financial statements for disclosures of the adoption of these statements.

In September 2006, FASB issued FAS 158. FAS 158 requires employers to measure the funded status of their defined benefit postretirement plans as of the date of their year-end statement of financial position. Toyota adopted the provision in FAS 158 regarding a measurement date from the fiscal year ended after December 15, 2008. The adoption of this provision in FAS 158 did not have a material impact on Toyota’s consolidated financial statements.

In February 2007, FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115 (“FAS 159”). FAS 159 permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis and subsequent change in fair value must be recorded in earnings at each reporting date. Toyota adopted FAS 159 from the fiscal year begun after November 15, 2007. The adoption of FAS 159 did not have a material impact on Toyota’s consolidated financial statements.

In March 2008, FASB issued FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“FAS 161”). FAS 161 changes and enhances the current disclosure requirements for derivative instruments and hedging activities under FAS No. 133, Accounting for

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative Instruments and Hedging Activities. Toyota adopted FAS 161 from the fiscal year ended March 31, 2009. The adoption of FAS 161 did not have a material impact on Toyota’s consolidated financial statements. See note 20 to the consolidated financial statements for disclosures of the adoption of the statement.

Recent pronouncements to be adopted in future periods -

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

In December 2007, FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (“FAS 160”). FAS 160 amends the guidance in Accounting Research Bulletins No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 is effective for fiscal year, and interim period within the fiscal year, beginning on or after December 15, 2008. The presentation and disclosure requirements shall be applied retrospectively for all periods presented in the consolidated financial statements in which FAS 160 is initially applied. Management is evaluating the impact of adopting FAS 160 on Toyota’s consolidated financial statements.

In December 2008, FASB issued FSP No. FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (“FSP FAS 132(R)-1”). FSP FAS 132(R)-1 requires additional disclosures about postretirement benefit plan assets including investment policies and strategies, categories of plan assets, fair value measurements of plan assets, and significant concentrations of risk. FSP FAS 132 (R)-1 is effective for fiscal year ending after December 15, 2009. Management does not expect this FSP to have a material impact on Toyota’s consolidated financial statements.

In April 2009, FASB issued FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2 and FAS 124-2”). FSP FAS 115-2 and FAS 124-2 revises the recognition and presentation requirements for other-than-temporary impairments of debt securities, and contains additional disclosure requirements related to debt and equity securities. FSP FAS 115-2 and FAS 124-2 is effective for interim period and fiscal year ending after June 15, 2009. Management does not expect this FSP to have a material impact on Toyota’s consolidated financial statements.

In May 2009, FASB issued FAS No. 165, Subsequent Events (“FAS 165”). FAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. FAS 165 is effective for interim period or fiscal year ending after June 15, 2009. Management does not expect this Statement to have a material impact on Toyota’s consolidated financial statements.

Reclassifications -

Certain prior year amounts have been reclassified to conform to the presentations as of and for the year ended March 31, 2009.

During the year ended March 31, 2008, certain leases that historically have been accounted for as operating leases, were corrected to be accounted for as finance leases. This resulted in the recognition of current and noncurrent finance receivables and revenue from financing operations related to finance leases, and the

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

derecognition of vehicles and equipment on operating leases, accumulated depreciation, revenue from financing operations related to operating leases, cost of financing operations including depreciation expense, cash provided by operating activities and cash used in investing activities, as of and for the year ended March 31, 2008. At March 31, 2007, the adjustments resulted in an increase in current assets and a decrease in noncurrent assets. For the year ended March 31, 2007, the adjustments resulted in decreases to both additions to equipment leased to others and proceeds from sales of equipment leased to others, and increases to both additions to finance receivables and collection of finance receivables. These adjustments are immaterial to Toyota’s consolidated financial statements for all periods presented.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥98.23 = U.S. $1, the approximate current exchange rate at March 31, 2009, was used for the translation of the accompanying consolidated financial amounts of Toyota as of and for the year ended March 31, 2009.

4. Supplemental cash flow information:

Cash payments for income taxes were ¥741,798 million, ¥921,798 million and ¥563,368 million ($5,735 million) for the years ended March 31, 2007, 2008 and 2009, respectively. Interest payments during the years ended March 31, 2007, 2008 and 2009 were ¥550,398 million, ¥686,215 million and ¥614,017 million ($6,251 million), respectively.

Capital lease obligations of ¥6,559 million, ¥7,401 million and ¥28,953 million ($295 million) were incurred for the years ended March 31, 2007, 2008 and 2009, respectively.

5. Acquisitions and dispositions:

During the years ended March 31, 2007, 2008 and 2009, Toyota made several acquisitions, however the assets acquired and liabilities assumed were not material.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2009
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	¥1,704,904	¥42,326	¥65,379	¥1,681,851
Equity securities	736,966	172,992	111,698	798,260

Total	¥2,441,870	¥215,318	¥177,077	¥2,480,111

Securities not practicable to determine fair value
Debt securities	¥26,104
Equity securities	91,985

Total	¥118,089

	U.S. dollars in millions
	March 31, 2009
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	$17,357	$431	$666	$17,122
Equity securities	7,502	1,761	1,137	8,126

Total	$24,859	$2,192	$1,803	$25,248

Securities not practicable to determine fair value
Debt securities	$266
Equity securities	937

Total	$1,203

Unrealized losses continuing over a 12 month period or more in the aggregate were not material at March 31, 2008 and 2009.

At March 31, 2008 and 2009, debt securities classified as available-for-sale mainly consist of government bonds and corporate debt securities with maturities from 1 to 10 years.

Proceeds from sales of available-for-sale securities were ¥148,442 million, ¥165,495 million and ¥800,422 million ($8,148 million) for the years ended March 31, 2007, 2008 and 2009, respectively. On those sales, gross realized gains were ¥8,832 million, ¥18,766 million and ¥35,694 million ($363 million) and gross realized losses were ¥317 million, ¥21 million and ¥1,856 million ($19 million), respectively.

During the years ended March 31, 2007, 2008 and 2009, Toyota recognized impairment losses on available-for-sale securities of ¥4,614 million, ¥11,346 million and ¥220,920 million ($2,249 million), respectively, which are included in “Other income (loss), net” in the accompanying consolidated statements of income. Impairment losses recognized during the year ended March 31, 2009 primarily include a loss for an other-than-temporary impairment on a certain investment for which Toyota previously recorded an exchange gain in accordance with EITF Issue No. 91-5, Nonmonetary Exchange of Cost-Method Investments.

In the ordinary course of business, Toyota maintains long-term investment securities, included in “Marketable securities and other securities investments” and issued by a number of non-public companies which are recorded at cost, as their fair values were not readily determinable. Management employs a systematic

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

methodology to assess the recoverability of such investments by reviewing the financial viability of the underlying companies and the prevailing market conditions in which these companies operate to determine if Toyota’s investment in each individual company is impaired and whether the impairment is other-than-temporary. Toyota periodically performs this impairment test for significant investments recorded at cost. If the impairment is determined to be other-than-temporary, the carrying value of the investment is written-down by the impaired amount and the losses are recognized currently in operations.

7. Finance receivables:

Finance receivables consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2008	2009	2009
Retail	¥6,959,479	¥6,655,404	$67,753
Finance leases	1,160,401	1,108,408	11,284
Wholesale and other dealer loans	2,604,411	2,322,721	23,646

	10,724,291	10,086,533	102,683
Deferred origination costs	106,678	104,521	1,064
Unearned income	(437,365)	(405,171)	(4,125)
Allowance for credit losses	(117,706)	(238,932)	(2,432)

Total finance receivables, net	10,275,898	9,546,951	97,190
Less - Current portion	(4,301,142)	(3,891,406)	(39,615)

Noncurrent finance receivables, net	¥5,974,756	¥5,655,545	$57,575

The contractual maturities of retail receivables, the future minimum lease payments on finance leases and wholesale and other dealer loans at March 31, 2009 are summarized as follows:

	Yen in millions			U.S. dollars in millions
Years ending March 31,	Retail	Finance leases	Wholesale and other dealer loans	Retail	Finance leases	Wholesale and other dealer loans
2010	¥1,925,835	¥330,433	¥1,790,174	$19,605	$3,364	$18,224
2011	1,717,107	243,759	127,512	17,480	2,482	1,298
2012	1,367,769	187,929	107,624	13,924	1,913	1,096
2013	900,158	76,534	86,585	9,164	779	881
2014	467,476	23,419	105,055	4,759	238	1,070
Thereafter	277,059	9,176	105,771	2,821	93	1,077

	¥6,655,404	¥871,250	¥2,322,721	$67,753	$8,869	$23,646

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finance leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2008	2009	2009
Minimum lease payments	¥738,786	¥871,250	$8,870
Estimated unguaranteed residual values	421,615	237,158	2,414

	1,160,401	1,108,408	11,284
Deferred origination costs	4,414	6,085	62
Less - Unearned income	(118,831)	(102,826)	(1,047)
Less - Allowance for credit losses	(4,592)	(7,776)	(79)

Finance leases, net	¥1,041,392	¥1,003,891	$10,220

Toyota maintains a program to sell retail and finance lease receivables. Under the program, Toyota’s securitization transactions are generally structured as qualifying SPEs (“QSPE”s), thus Toyota achieves sale accounting treatment under the provisions of FAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”). Toyota recognizes a gain or loss on the sale of the finance receivables upon the transfer of the receivables to the securitization trusts structured as a QSPE. Toyota retains servicing rights and earns a contractual servicing fee of 1% per annum on the total monthly outstanding principal balance of the related securitized receivables. In a subordinated capacity, Toyota retains interest-only strips, subordinated securities, and cash reserve funds in these securitizations, and these retained interests are held as restricted assets subject to limited recourse provisions and provide credit enhancement to the senior securities in Toyota’s securitization transactions. The retained interests are not available to satisfy any obligations of Toyota. Investors in the securitizations have no recourse to Toyota beyond the contractual cash flows of the securitized receivables, retained subordinated interests, any cash reserve funds and any amounts available or funded under the revolving liquidity notes. Toyota’s exposure to these retained interests exists until the associated securities are paid in full. Investors do not have recourse to other assets held by Toyota for failure of obligors on the receivables to pay when due or otherwise.

During the year ended March 31, 2008, Toyota sold mortgage loan receivables, while no other retail and finance lease receivables were securitized. During the year ended March 31, 2009, no retail and finance lease receivables were securitized.

The following table summarizes certain cash flows received from and paid to the securitization trusts for the years ended March 31, 2007, 2008 and 2009.

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2007	2008	2009	2009
Proceeds from new securitizations, net of purchased and retained securities	¥69,018	¥91,385	¥—	$—
Servicing fees received	1,881	1,682	777	8
Excess interest received from interest only strips	2,818	1,865	356	4
Repurchases of receivables	—	(4,681)	(48)	(0)
Servicing advances	(234)	(114)	—	—
Reimbursement of servicing and maturity advances	234	114	—	—

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota sold finance receivables under the program and recognized pretax gains resulting from these sales of ¥1,589 million and ¥1,688 million for the years ended March 31, 2007 and 2008, respectively, after providing an allowance for estimated credit losses. The gain on sale recorded depends on the carrying amount of the assets at the time of the sale. The carrying amount is allocated between the assets sold and the retained interests based on their relative fair values at the date of the sale. The key economic assumptions initially and subsequently measuring the fair value of retained interests include the market interest rate environment, severity and rate of credit losses, and the prepayment speed of the receivables. All key economic assumptions used in the valuation of the retained interests are reviewed periodically and are revised as considered necessary.

At March 31, 2008 and 2009, Toyota’s retained interests relating to these securitizations include interest in trusts, interest-only strips, and other receivables, amounting to ¥23,876 million and ¥19,581 million ($199 million), respectively.

Toyota recorded no impairments on retained interests for the years ended March 31, 2007, 2008 and 2009. Impairments are calculated, if any, by discounting cash flows using management’s estimates and other key economic assumptions.

Key economic assumptions used in measuring the fair value of retained interests at the sale date of securitization transactions completed during the years ended March 31, 2007, 2008 and 2009 were as follows:

	For the years ended March 31,
	2007	2008	2009
Prepayment speed related to securitizations	0.7% - 1.4%	6.0%	—
Weighted-average life (in years)	1.90 - 2.57	9.00	—
Expected annual credit losses	0.05% - 0.12%	0.05%	—
Discount rate used on the retained interests	5.0%	3.8%	—

Expected cumulative static pool losses over the life of the securitizations are calculated by taking actual life to date losses plus projected losses and dividing the sum by the original balance of each pool of assets. Expected cumulative static pool credit losses for finance receivables securitized for the years ended March 31, 2007, 2008 and 2009 were 0.16%, 0.26% and 0.26%, respectively.

The key economic assumptions and the sensitivity of the current fair value of the retained interest to an immediate 10 and 20 percent adverse change in those economic assumptions are presented below.

	Yen in millions	U.S. dollars in millions
	March 31, 2009	March 31, 2009
Prepayment speed assumption (annual rate)	0.5% - 6.0%
Impact on fair value of 10% adverse change	¥(232)	$(2)
Impact on fair value of 20% adverse change	(419)	(4)
Residual cash flows discount rate (annual rate)	3.0% - 6.5%
Impact on fair value of 10% adverse change	¥(600)	$(6)
Impact on fair value of 20% adverse change	(1,165)	(12)
Expected credit losses (annual rate)	0.05% - 0.18%
Impact on fair value of 10% adverse change	¥(8)	$(0)
Impact on fair value of 20% adverse change	(16)	(0)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Outstanding receivable balances and delinquency amounts for managed retail and lease receivables, which include both owned and securitized receivables, as of March 31, 2008 and 2009 are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2008	2009	2009
Principal amount outstanding	¥7,867,964	¥7,481,016	$76,158
Delinquent amounts over 60 days or more	79,313	83,613	851

Comprised of:
Receivables owned	¥7,682,515	¥7,358,641	$74,912
Receivables securitized	185,449	122,375	1,246

Credit losses, net of recoveries attributed to managed retail and lease receivables for the years ended March 31, 2007, 2008 and 2009 totaled ¥63,428 million, ¥93,036 million and ¥124,939 million ($1,272 million), respectively.

8. Other receivables:

Other receivables relate to arrangements with certain component manufacturers whereby Toyota procures inventory for these component manufactures and is reimbursed for the related purchases.

9. Inventories:

Inventories consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2008	2009	2009
Finished goods	¥1,211,569	¥875,930	$8,917
Raw materials	299,606	257,899	2,626
Work in process	239,937	251,670	2,562
Supplies and other	74,604	73,895	752

	¥1,825,716	¥1,459,394	$14,857

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Vehicles and equipment on operating leases:

Vehicles and equipment on operating leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2008	2009	2009
Vehicles	¥2,814,706	¥2,729,713	$27,789
Equipment	107,619	107,168	1,091

	2,922,325	2,836,881	28,880
Less - Accumulated depreciation	(718,207)	(795,767)	(8,101)

Vehicles and equipment on operating leases, net	¥2,204,118	¥2,041,114	$20,779

Rental income from vehicles and equipment on operating leases was ¥508,095 million, ¥588,262 million and ¥560,251 million ($5,703 million) for the years ended March 31, 2007, 2008 and 2009, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2010	¥459,110	$4,674
2011	302,990	3,084
2012	130,948	1,333
2013	37,294	380
2014	8,262	84
Thereafter	7,265	74

Total minimum future rentals	¥945,869	$9,629

The future minimum rentals as shown above should not be considered indicative of future cash collections.

11. Allowance for doubtful accounts and credit losses:

An analysis of activity within the allowance for doubtful accounts relating to trade accounts and notes receivable for the years ended March 31, 2007, 2008 and 2009 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2007	2008	2009	2009
Allowance for doubtful accounts at beginning of year	¥62,088	¥58,066	¥52,063	$530
Provision for doubtful accounts, net of reversal	(841)	357	(1,663)	(17)
Write-offs	(3,154)	(3,348)	(1,695)	(17)
Other	(27)	(3,012)	(699)	(7)

Allowance for doubtful accounts at end of year	¥58,066	¥52,063	¥48,006	$489

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments for the years ended March 31, 2007, 2008 and 2009.

A portion of the allowance for doubtful accounts balance at March 31, 2008 and 2009 totaling ¥34,592 million and ¥32,972 million ($336 million), respectively, is attributed to certain non-current receivable balances which are reported as other assets in the consolidated balance sheets.

An analysis of the allowance for credit losses relating to finance receivables and vehicles and equipment on operating leases for the years ended March 31, 2007, 2008 and 2009 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2007	2008	2009	2009
Allowance for credit losses at beginning of year	¥101,383	¥112,116	¥117,706	$1,198
Provision for credit losses	72,703	122,433	259,096	2,638
Charge-offs, net of recoveries	(63,879)	(88,902)	(116,793)	(1,189)
Other	1,909	(27,941)	(21,077)	(215)

Allowance for credit losses at end of year	¥112,116	¥117,706	¥238,932	$2,432

The other amount primarily includes the impact of currency translation adjustments for the years ended March 31, 2007, 2008 and 2009.

12. Affiliated companies and variable interest entities:

Investments in and transactions with affiliated companies -

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2008	2009	2009
Current assets	¥8,067,295	¥6,400,685	$65,160
Noncurrent assets	10,689,963	9,438,905	96,090

Total assets	¥18,757,258	¥15,839,590	$161,250

Current liabilities	¥6,012,270	¥4,216,956	$42,929
Long-term liabilities	5,619,997	5,740,150	58,436
Shareholders’ equity	7,124,991	5,882,484	59,885

Total liabilities and shareholders’ equity	¥18,757,258	¥15,839,590	$161,250

Toyota’s share of shareholders’ equity	¥2,065,778	¥1,810,106	$18,427

Number of affiliated companies accounted for by the equity method at end of period	55	56

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2007	2008	2009	2009
Net revenues	¥23,368,250	¥26,511,831	¥23,149,968	$235,671

Gross profit	¥2,642,377	¥3,081,366	¥2,034,617	$20,713

Net income	¥701,816	¥870,528	¥13,838	$141

Entities comprising a significant portion of Toyota’s investment in affiliated companies include Denso Corporation; Aioi Insurance Co., Ltd.; Aisin Seiki Co., Ltd.; Toyota Industries Corporation; and Toyota Tsusho Corporation.

Certain affiliated companies accounted for by the equity method with carrying amounts of ¥1,677,617 million and ¥1,417,896 million ($14,434 million) at March 31, 2008 and 2009, respectively, were quoted on various established markets at an aggregate value of ¥2,229,321 million and ¥1,127,976 million ($11,483 million), respectively. For the year ended March 31, 2009, Toyota did not recognize impairment losses on certain investments in affiliated companies accounted for by the equity method after considering the length of time and the extent to which the quoted market prices have been less than the carrying amounts, the financial condition and near-term prospects of the affiliated companies and Toyota’s ability and intent to retain those investments in the companies for a period of time.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2008	2009	2009
Trade accounts and notes receivable, and other receivables	¥247,311	¥159,821	$1,627
Accounts payable and other payables	622,830	363,954	3,705

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2007	2008	2009	2009
Net revenues	¥1,475,220	¥1,693,969	¥1,585,814	$16,144
Purchases	4,028,260	4,525,049	3,918,717	39,893

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2007, 2008 and 2009 were ¥45,234 million, ¥76,351 million and ¥114,409 million ($1,165 million), respectively.

Toyota does not have any significant related party transactions other than transactions with affiliated companies in the ordinary course of business.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2008 and 2009 consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2008	2009	2009
Loans, principally from banks, with a weighted-average interest at March 31, 2008 and March 31, 2009 of 3.36% and of 2.44% per annum, respectively	¥1,226,717	¥1,115,122	$11,352
Commercial paper with a weighted-average interest at March 31, 2008 and March 31, 2009 of 3.76% and of 1.52% per annum, respectively	2,326,004	2,502,550	25,477

	¥3,552,721	¥3,617,672	$36,829

As of March 31, 2009, Toyota has unused short-term lines of credit amounting to ¥2,476,458 million ($25,211 million) of which ¥751,523 million ($7,651 million) related to commercial paper programs. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

Long-term debt at March 31, 2008 and 2009 comprises the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2008	2009	2009
Unsecured loans, representing obligations principally to banks, due 2008 to 2028 in 2008 and due 2009 to 2028 in 2009 with interest ranging from 0.17% to 28.00% per annum in 2008 and from 0.17% to 31.50% per annum in 2009	¥1,016,101	¥1,536,413	$15,641
Secured loans, representing obligations principally to banks, due 2008 to 2019 in 2008 and due 2009 to 2019 in 2009 with interest ranging from 0.35% to 5.60% per annum in 2008 and from 0.68% to 5.35% per annum in 2009	15,635	11,227	114
Medium-term notes of consolidated subsidiaries, due 2008 to 2047 in 2008 and due 2009 to 2047 in 2009 with interest ranging from 0.32% to 15.25% per annum in 2008 and from 0.19% to 17.47% per annum in 2009	5,451,779	5,335,159	54,313
Unsecured notes of parent company, due 2008 to 2018 in 2008 and due 2010 to 2018 in 2009 with interest ranging from 1.33% to 3.00% per annum in 2008 and from 1.33% to 3.00% per annum in 2009	350,000	450,000	4,581
Unsecured notes of consolidated subsidiaries, due 2008 to 2031 in 2008 and due 2009 to 2031 in 2009 with interest ranging from 0.34% to 14.00% per annum in 2008 and from 0.59% to 19.42% per annum in 2009	1,780,284	1,616,816	16,460
Long-term capital lease obligations, due 2008 to 2017 in 2008 and due 2009 to 2028 in 2009 with interest ranging from 0.31% to 10.00% per annum in 2008 and from 0.21% to 15.47% per annum in 2009	43,563	51,366	523

	8,657,362	9,000,981	91,632
Less - Current portion due within one year	(2,675,431)	(2,699,512)	(27,482)

	¥5,981,931	¥6,301,469	$64,150

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2009, approximately 28%, 21%, 15% and 36% of long-term debt are denominated in U.S. dollars, Japanese yen, euros, and other currencies, respectively.

As of March 31, 2009, property, plant and equipment with a book value of ¥87,845 million ($894 million) and in addition, other assets aggregating ¥34,329 million ($349 million) were pledged as collateral mainly for certain debt obligations of subsidiaries.

The aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2010	¥2,699,512	$27,482
2011	1,640,353	16,699
2012	1,974,269	20,098
2013	637,445	6,489
2014	626,983	6,383

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. During the year ended March 31, 2009, Toyota has not received any significant such requests from these banks.

As of March 31, 2009, Toyota has unused long-term lines of credit amounting to ¥4,152,621 million ($42,274 million).

14. Product warranties:

Toyota provides product warranties for certain defects mainly resulting from manufacturing based on warranty contracts with its customers at the time of sale of products. Toyota accrues estimated warranty costs to be incurred in the future in accordance with the warranty contracts. The net change in the accrual for the product warranties for the years ended March 31, 2007, 2008 and 2009, which is included in “Accrued expenses” in the accompanying consolidated balance sheets, consist of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2007	2008	2009	2009
Liabilities for product warranties at beginning of year	¥377,879	¥412,452	¥446,384	$4,544
Payments made during year	(279,597)	(324,110)	(337,863)	(3,439)
Provision for warranties	336,543	392,349	366,604	3,732
Changes relating to pre-existing warranties	(29,458)	(14,155)	(17,869)	(182)
Other	7,085	(20,152)	(27,999)	(285)

Liabilities for product warranties at end of year	¥412,452	¥446,384	¥429,257	$4,370

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

15. Other payables:

Other payables are mainly related to purchases of property, plant and equipment and non-manufacturing purchases.

16. Income taxes:

The components of income (loss) before income taxes comprise the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2007	2008	2009	2009
Income (loss) before income taxes:
Parent company and domestic subsidiaries	¥1,412,674	¥1,522,619	¥(224,965)	$(2,290)
Foreign subsidiaries	969,842	914,603	(335,416)	(3,415)

	¥2,382,516	¥2,437,222	¥(560,381)	$(5,705)

The provision for income taxes consists of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2007	2008	2009	2009
Current income tax expense:
Parent company and domestic subsidiaries	¥591,840	¥491,185	¥65,684	$668
Foreign subsidiaries	174,164	338,852	72,864	742

Total current	766,004	830,037	138,548	1,410

Deferred income tax expense (benefit):
Parent company and domestic subsidiaries	51,740	119,333	(26,472)	(269)
Foreign subsidiaries	80,568	(37,875)	(168,518)	(1,716)

Total deferred	132,308	81,458	(194,990)	(1,985)

Total provision	¥898,312	¥911,495	¥(56,442)	$(575)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 40.2% for the years ended March 31, 2007, 2008 and 2009. Such rate was also used to calculate the tax effects of temporary differences, which are expected to be realized in the future years. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the years ended March 31,
	2007	2008	2009
Statutory tax rate	40.2%	40.2%	40.2%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	0.5	0.6	(5.0)
Deferred tax liabilities on undistributed earnings of foreign subsidiaries	0.7	0.9	(2.5)
Deferred tax liabilities on undistributed earnings of affiliates accounted for by the equity method	2.4	3.1	(2.5)
Valuation allowance	(0.1)	(0.4)	(25.4)
Tax credits	(3.9)	(4.4)	10.0
Other	(2.1)	(2.6)	(4.7)

Effective income tax rate	37.7%	37.4%	10.1%

The other includes the difference between the statutory tax rate of TMC and that of foreign subsidiaries during the years ended March 31, 2007, 2008 and 2009.

Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2008	2009	2009
Deferred tax assets
Accrued pension and severance costs	¥156,924	¥288,849	$2,940
Warranty reserves and accrued expenses	205,564	227,757	2,319
Other accrued employees’ compensation	129,472	99,867	1,017
Operating loss carryforwards for tax purposes	54,368	290,044	2,953
Inventory adjustments	67,904	64,439	656
Property, plant and equipment and other assets	180,922	208,983	2,127
Other	332,779	413,728	4,212

Gross deferred tax assets	1,127,933	1,593,667	16,224
Less - Valuation allowance	(82,191)	(208,627)	(2,124)

Total deferred tax assets	1,045,742	1,385,040	14,100

Deferred tax liabilities
Unrealized gains on securities	(279,795)	(100,698)	(1,025)
Undistributed earnings of foreign subsidiaries	(20,980)	(13,971)	(142)
Undistributed earnings of affiliates accounted for by the equity method	(586,530)	(536,876)	(5,466)
Basis difference of acquired assets	(37,919)	(38,356)	(391)
Lease transactions	(405,028)	(472,817)	(4,813)
Gain on securities contribution to employee retirement benefit trust	(66,523)	(66,523)	(677)
Other	(80,230)	(57,113)	(581)

Gross deferred tax liabilities	(1,477,005)	(1,286,354)	(13,095)

Net deferred tax asset (liability)	¥(431,263)	¥98,686	$1,005

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation allowance mainly relates to deferred tax assets of the consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2007, 2008 and 2009 consist of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2007	2008	2009	2009
Valuation allowance at beginning of year	¥93,629	¥95,225	¥82,191	$837
Additions	16,967	4,783	145,707	1,483
Deductions	(20,429)	(13,508)	(3,511)	(36)
Other	5,058	(4,309)	(15,760)	(160)

Valuation allowance at end of year	¥95,225	¥82,191	¥208,627	$2,124

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments during the years ended March 31, 2007, 2008 and 2009.

The deferred tax assets and liabilities that comprise the net deferred tax asset (liability) are included in the consolidated balance sheets as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2008	2009	2009
Deferred tax assets
Deferred income taxes (Current assets)	¥563,220	¥605,331	$6,162
Investments and other assets - other	111,477	149,511	1,523

Deferred tax liabilities
Other current liabilities	(6,954)	(13,863)	(141)
Deferred income taxes (Long-term liabilities)	(1,099,006)	(642,293)	(6,539)

Net deferred tax asset (liability)	¥(431,263)	¥98,686	$1,005

Because management intends to reinvest undistributed earnings of foreign subsidiaries to the extent not expected to be remitted in the foreseeable future, management has made no provision for income taxes on those undistributed earnings aggregating ¥2,363,721 million ($24,063 million) as of March 31, 2009. Toyota estimates an additional tax provision of ¥89,119 million ($907 million) would be required if the full amount of those undistributed earnings were remitted.

Operating loss carryforwards for tax purposes attributed to consolidated subsidiaries as of March 31, 2009 were approximately ¥811,588 million ($8,262 million) and are available as an offset against future taxable income of such subsidiaries. The majority of these carryforwards expire in years 2010 to 2029.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota adopted FIN 48 on April 1, 2007. A summary of the gross unrecognized tax benefits changes for the years ended March 31, 2008 and 2009 is as follows:

	Yen in millions		U.S. dollars in millions
	For the year ended March 31,		For the year ended March 31,
	2008	2009	2009
Balance at beginning of year	¥29,639	¥37,722	$384
Additions (reductions) based on tax positions related to the current year	(424)	858	8
Additions for tax positions of prior years	25,954	35,464	361
Reductions for tax positions of prior years	(8,771)	(24,061)	(245)
Reductions for tax positions related to lapse of statute of limitations	(30)	(114)	(1)
Reductions for settlement	(4,618)	(128)	(1)
Other	(4,028)	(2,938)	(30)

Balance at end of year	¥37,722	¥46,803	$476

The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was not material at March 31, 2008 and 2009, respectively. Toyota does not believe it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

Interest and penalties related to income tax liabilities are included in “Other income (loss), net”. The amounts of interest and penalties accrued as of and recognized for the years ended March 31, 2008 and 2009, respectively, were not material.

Toyota remains subject to income tax examination for the tax returns related to the years beginning on and after January 1, 2000, with various tax jurisdictions including Japan.

17. Shareholders’ equity:

Changes in the number of shares of common stock issued have resulted from the following:

	For the years ended March 31,
	2007	2008	2009
Common stock issued
Balance at beginning of year	3,609,997,492	3,609,997,492	3,447,997,492
Issuance during the year	—	—	—
Purchase and retirement	—	(162,000,000)	—

Balance at end of year	3,609,997,492	3,447,997,492	3,447,997,492

The Corporation Act provides that an amount equal to 10% of distributions from surplus paid by the parent company and its Japanese subsidiaries be appropriated as a capital reserve or a retained earnings reserve. No further appropriations are required when the total amount of the capital reserve and the retained earnings reserve reaches 25% of stated capital.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The retained earnings reserve included in retained earnings as of March 31, 2008 and 2009 was ¥160,229 million and ¥167,722 million ($1,707 million), respectively. The Corporation Act provides that the retained earnings reserve of the parent company and its Japanese subsidiaries is restricted and unable to be used for dividend payments, and is excluded from the calculation of the profit available for dividend.

The amounts of statutory retained earnings of the parent company available for dividend payments to shareholders were ¥6,073,271 million and ¥5,624,709 million ($57,261 million) as of March 31, 2008 and 2009, respectively. In accordance with customary practice in Japan, the distributions from surplus are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings at March 31, 2009 include amounts representing year-end cash dividends of ¥109,756 million ($1,117 million), ¥35 ($0.36) per share, which were approved at the Ordinary General Shareholders’ Meeting, held on June 23, 2009.

Retained earnings at March 31, 2009 include ¥1,363,044 million ($13,876 million) relating to equity in undistributed earnings of companies accounted for by the equity method.

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

On the same date, the Board of Directors also resolved to retire 162 million shares of its common stock, and then the parent company retired its common stock on March 31, 2008. This retirement, in accordance with the Corporation Act and related regulations, is treated as a reduction from additional paid-in capital and retained earnings. As a result, treasury stock, additional paid-in capital and retained earnings decreased by ¥646,681 million, ¥3,499 million and ¥643,182 million, respectively.

On June 24, 2008, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to purchase up to 30 million shares of its common stock at a cost up to ¥200,000 million during the purchase period of one year from the following day. As a result, the parent company repurchased approximately 14 million shares during the approved period of time. These approvals by the shareholders are not required under the current regulation.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Detailed components of accumulated other comprehensive income (loss) at March 31, 2008 and 2009 and the related changes, net of taxes for the years ended March 31, 2007, 2008 and 2009 consist of the following:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains on securities	Minimum pension liability adjustments	Pension liability adjustments	Accumulated other comprehensive income (loss)
Balances at March 31, 2006	¥(170,924)	¥620,008	¥(11,768)	¥—	¥437,316

Other comprehensive income	130,746	38,800	3,499	—	173,045
Adjustment to initially apply FAS 158	—	—	8,269	82,760	91,029

Balances at March 31, 2007	(40,178)	658,808	—	82,760	701,390

Other comprehensive income (loss)	(461,189)	(347,829)	—	(133,577)	(942,595)

Balances at March 31, 2008	(501,367)	310,979	—	(50,817)	(241,205)

Other comprehensive income (loss)	(381,303)	(293,101)	—	(192,172)	(866,576)

Balances at March 31, 2009	¥(882,670)	¥17,878	¥—	¥(242,989)	¥(1,107,781)

	U.S. dollars in millions
	Foreign currency translation adjustments	Unrealized gains on securities	Minimum pension liability adjustments	Pension liability adjustments	Accumulated other comprehensive income (loss)
Balances at March 31, 2008	$(5,104)	$3,166	$—	$(517)	$(2,455)
Other comprehensive income (loss)	(3,882)	(2,984)	—	(1,956)	(8,822)

Balances at March 31, 2009	$(8,986)	$182	$—	$(2,473)	$(11,277)

Tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2007, 2008 and 2009 are as follows:

	Yen in millions
	Pre-tax amount	Tax amount	Net-of-tax amount
For the year ended March 31, 2007
Foreign currency translation adjustments	¥133,835	¥(3,089)	¥130,746
Unrealized gains on securities:
Unrealized net holding gains arising for the year	78,055	(31,378)	46,677
Less: reclassification adjustments for gains included in net income	(13,172)	5,295	(7,877)
Minimum pension liability adjustments	5,854	(2,355)	3,499

Other comprehensive income	¥204,572	¥(31,527)	¥173,045

For the year ended March 31, 2008
Foreign currency translation adjustments	¥(460,723)	¥(466)	¥(461,189)
Unrealized losses on securities:
Unrealized net holding losses arising for the year	(545,555)	219,313	(326,242)
Less: reclassification adjustments for gains included in net income	(36,099)	14,512	(21,587)
Pension liability adjustments	(221,142)	87,565	(133,577)

Other comprehensive income (loss)	¥(1,263,519)	¥320,924	¥(942,595)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	Pre-tax amount	Tax amount	Net-of-tax amount
For the year ended March 31, 2009
Foreign currency translation adjustments	¥(391,873)	¥10,570	¥(381,303)
Unrealized losses on securities:
Unrealized net holding losses arising for the year	(677,710)	255,890	(421,820)
Less: reclassification adjustments for losses included in net loss	215,249	(86,530)	128,719
Pension liability adjustments	(319,613)	127,441	(192,172)

Other comprehensive income (loss)	¥(1,173,947)	¥307,371	¥(866,576)

	U.S. dollars in millions
	Pre-tax amount	Tax amount	Net-of-tax amount
For the year ended March 31, 2009
Foreign currency translation adjustments	$(3,990)	$108	$(3,882)
Unrealized losses on securities:
Unrealized net holding losses arising for the year	(6,899)	2,605	(4,294)
Less: reclassification adjustments for losses included in net loss	2,191	(881)	1,310
Pension liability adjustments	(3,253)	1,297	(1,956)

Other comprehensive income (loss)	$(11,951)	$3,129	$(8,822)

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

On June 23, 2009, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved the authorization of an additional up to 3,700,000 shares for issuance under the Toyota’s stock option plan for directors, officers and employees of the parent company, its subsidiaries and affiliates.

For the years ended March 31, 2007, 2008 and 2009, Toyota recognized stock-based compensation expenses for stock options of ¥1,936 million, ¥3,273 million and ¥3,015 million ($31 million) as selling, general and administrative expenses.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average grant-date fair value of options granted during the years ended March 31, 2007, 2008 and 2009 was ¥1,235, ¥1,199 and ¥635 ($6), respectively per share. The fair value of options granted is amortized over the option vesting period in determining net income in the consolidated statements of income. The grant-date fair value of options granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2007	2008	2009
Dividend rate	1.5%	1.7%	3.0%
Risk-free interest rate	1.4%	1.3%	1.1%
Expected volatility	27%	23%	23%
Expected holding period (years)	5.0	5.0	5.0

The following table summarizes Toyota’s stock option activity:

		Yen		Yen in millions
	Number of shares	Weighted- average exercise price	Weighted- average remaining contractual life in years	Aggregate intrinsic value
Options outstanding at March 31, 2006	4,786,900	¥ 4,180	4.52

Granted	3,176,000	6,140
Exercised	(1,233,100)	4,008
Canceled	(437,100)	4,590

Options outstanding at March 31, 2007	6,292,700	5,175	5.53	¥14,947

Granted	3,264,000	7,278
Exercised	(792,100)	4,208
Canceled	(423,000)	6,196

Options outstanding at March 31, 2008	8,341,600	6,038	5.71	¥1,753

Granted	3,494,000	4,726
Exercised	(119,900)	3,626
Canceled	(375,000)	6,889

Options outstanding at March 31, 2009	11,340,700	¥ 5,631	5.51	¥1

Options exercisable at March 31, 2007	1,282,700	¥ 3,990	2.90	¥4,567
Options exercisable at March 31, 2008	2,354,600	¥ 4,225	2.76	¥1,753
Options exercisable at March 31, 2009	4,971,700	¥ 5,302	3.76	¥1

The total intrinsic value of options exercised for the years ended March 31, 2007, 2008 and 2009 was ¥3,866 million, ¥1,651 million and ¥97 million ($1 million), respectively.

As of March 31, 2009, there were unrecognized compensation expenses of ¥1,677 million ($17 million) for stock options granted. Those expenses are expected to be recognized over a weighted-average period of 1.0 years.

Cash received from the exercise of stock options for the years ended March 31, 2007, 2008 and 2009 was ¥4,942 million, ¥3,333 million and ¥435 million ($4 million), respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information for options outstanding and options exercisable at March 31, 2009:

	Outstanding				Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price	Weighted- average exercise price
Yen		Yen	Dollars	Years		Yen	Dollars
¥3,116 - 5,000	5,690,700	¥4,546	$46	5.18	2,220,700	¥4,264	$43
5,001 - 7,278	5,650,000	6,724	68	5.85	2,751,000	6,140	63

3,116 - 7,278	11,340,700	5,631	57	5.51	4,971,700	5,302	54

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

Toyota uses a March 31 measurement date for its benefit plans.

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

	Yen in millions
	Amount before adoption of FAS 158	FAS 158 Adjustment	Amount after adoption of FAS 158
Investments and other assets – other (Prepaid pension and severance costs)	¥246,499	¥142,520	¥389,019
Accrued expenses (Accrued pension and severance costs)	—	30,951	30,951
Accrued pension and severance costs	672,154	(31,568)	640,586
Accumulated other comprehensive income (loss) (Pre-tax amount)	(26,337)	133,437	107,100
Accumulated other comprehensive income (loss) (Net-of-tax amount)	(8,270)	91,029	82,759

Information regarding Toyota’s defined benefit plans is as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2008	2009	2009
Change in benefit obligation
Benefit obligation at beginning of year	¥1,707,969	¥1,693,155	$17,237
Service cost	96,454	84,206	857
Interest cost	54,417	52,959	539
Plan participants’ contributions	767	750	8
Plan amendments	(7,619)	(2,096)	(21)
Net actuarial gain	(22,112)	(47,272)	(481)
Acquisition and other	(55,960)	(64,784)	(660)
Benefits paid	(80,761)	(84,139)	(857)

Benefit obligation at end of year	1,693,155	1,632,779	16,622

Change in plan assets
Fair value of plan assets at beginning of year	1,425,451	1,282,048	13,051
Actual return on plan assets	(206,101)	(307,293)	(3,128)
Acquisition and other	(26,851)	(43,851)	(446)
Employer contributions	169,543	131,412	1,338
Plan participants’ contributions	767	835	9
Benefits paid	(80,761)	(84,139)	(857)

Fair value of plan assets at end of year	1,282,048	979,012	9,967

Funded status	¥411,107	¥653,767	$6,655

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts recognized in the consolidated balance sheet as of March 31, 2008 and 2009 are comprised of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2008	2009	2009
Accrued expenses (Accrued pension and severance costs)	¥30,345	¥30,658	$312
Accrued pension and severance costs	632,297	634,612	6,460
Investments and other assets - other (Prepaid pension and severance costs)	(251,535)	(11,503)	(117)

Net amount recognized	¥411,107	¥653,767	$6,655

Amounts recognized in accumulated other comprehensive income (loss) as of March 31, 2008 and 2009 are comprised of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2008	2009	2009
Net actuarial loss	¥(217,138)	¥(497,055)	$(5,060)
Prior service costs	125,553	109,570	1,115
Net transition obligation	(7,458)	(5,514)	(56)

Net amount recognized	¥(99,043)	¥(392,999)	$(4,001)

The accumulated benefit obligation for all defined benefit pension plans was ¥1,547,218 million and ¥1,524,556 million ($15,520 million) at March 31, 2008 and 2009, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2008	2009	2009
Projected benefit obligation	¥508,505	¥1,076,362	$10,958
Accumulated benefit obligation	467,421	1,039,314	10,580
Fair value of plan assets	91,723	614,377	6,254

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Components of the net periodic pension cost are as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2007	2008	2009	2009
Service cost	¥80,414	¥96,454	¥84,206	$857
Interest cost	48,128	54,417	52,959	539
Expected return on plan assets	(38,139)	(43,450)	(43,053)	(438)
Amortization of prior service costs	(17,301)	(17,162)	(17,677)	(180)
Recognized net actuarial loss	8,299	4,013	5,752	58
Amortization of net transition obligation	1,944	1,944	1,944	20

Net periodic pension cost	¥83,345	¥96,216	¥84,131	$856

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) are as follows:

	Yen in millions		U.S. dollars in millions
	For the year ended March 31,		For the year ended March 31,
	2008	2009	2009
Net actuarial loss	¥(227,439)	¥(303,074)	$(3,085)
Recognized net actuarial loss	4,013	5,752	58
Prior service costs	7,619	2,096	21
Amortization of prior service costs	(17,162)	(17,677)	(180)
Amortization of net transition obligation	1,944	1,944	20
Other	24,882	17,003	173

Total recognized in other comprehensive income (loss)	¥(206,143)	¥(293,956)	$(2,993)

The estimated prior service costs, net actuarial loss and net transition obligations that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost during the year ending March 31, 2010 are ¥(16,200) million ($(165) million), ¥22,400 million ($228 million) and ¥1,900 million ($19 million), respectively.

Prior to the adoption of the provisions regarding recognition of funded status and disclosure under FAS 158 as of March 31, 2007, Toyota had recorded a minimum pension liability for plans where the accumulated benefit obligation net of plan assets exceeded the accrued pension and severance costs. Changes in the minimum pension liability are reflected as adjustments in other comprehensive income for the years ended March 31, 2007 as follows:

Yen in millions
For the years ended March 31,
2007
Minimum pension liability adjustments, included in other comprehensive income	¥3,499

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The minimum pension liability recognized as of March 31, 2007 was eliminated upon the adoption of the provisions regarding recognition of funded status and disclosure under FAS 158, and after the adoption, no minimum pension liability had been recognized.

Weighted-average assumptions used to determine benefit obligations as of March 31, 2008 and 2009 are as follows:

	March 31,
	2008	2009
Discount rate	2.8%	2.8%
Rate of compensation increase	0.1 - 10.0%	0.1 - 10.0%

Weighted-average assumptions used to determine net periodic pension cost for the years ended March 31, 2007, 2008 and 2009 are as follows:

	For the years ended March 31,
	2007	2008	2009
Discount rate	2.6%	2.7%	2.8%
Expected return on plan assets	3.0%	3.4%	3.6%
Rate of compensation increase	0.1 - 11.0%	0.1 - 10.0%	0.1 - 10.0%

The expected rate of return on plan assets is determined after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions.

Toyota’s pension plan weighted-average asset allocations as of March 31, 2008 and 2009, by asset category are as follows:

	Plan assets at March 31,
	2008	2009
Equity securities	60.5%	49.4%
Debt securities	25.2	30.9
Real estate	1.3	0.3
Other	13.0	19.4

Total	100.0%	100.0%

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

Toyota expects to contribute ¥95,270 million ($970 million) to its pension plans in the year ending March 31, 2010.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2010	¥82,172	$836
2011	79,359	808
2012	75,919	773
2013	74,882	762
2014	77,278	787
from 2015 to 2019	431,993	4,398

Total	¥821,603	$8,364

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

20. Derivative financial instruments:

Toyota adopted FAS 161 in the fiscal year ended March 31, 2009.

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the years ended March 31, 2007, 2008 and 2009, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for which Toyota is unable or has elected not to apply hedge accounting.

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments at March 31, 2009:

	Yen in millions	U.S. dollars in millions
	March 31, 2009	March 31, 2009
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥35,882	$365
Investments and other assets - Other	83,014	845

Total	¥118,896	$1,210

Other current liabilities	¥(47,022)	$(479)
Other long-term liabilities	(79,634)	(810)

Total	¥(126,656)	$(1,289)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥58,454	$595
Investments and other assets - Other	177,487	1,807

Total	¥235,941	$2,402

Other current liabilities	¥(61,593)	$(627)
Other long-term liabilities	(236,877)	(2,412)

Total	¥(298,470)	$(3,039)

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	¥32,443	$330
Investments and other assets - Other	250	3

Total	¥32,693	$333

Other current liabilities	¥(25,675)	$(261)

Total	¥(25,675)	$(261)

The following table summarizes the notional amounts of derivative financial instruments at March 31, 2009:

	Yen in millions		U.S. dollars in millions
	March 31, 2009		March 31, 2009
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥1,907,927	¥12,472,179	$19,423	$126,969
Foreign exchange forward and option contracts	—	1,562,876	—	15,911

Total	¥1,907,927	¥14,035,055	$19,423	$142,880

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statement of income for the year ended March 31, 2009:

	Yen in millions		U.S. dollars in millions
	For the year ended March 31, 2009		For the year ended March 31, 2009
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥288,553	¥(293,637)	$2,938	$(2,989)
Interest expense	(439)	439	(4)	4

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥76,878	¥—	$783	$—
Foreign exchange gain (loss), net	(3,016)	—	(31)	—
Foreign exchange forward and option contracts
Cost of financing operations	18,327	—	187	—
Foreign exchange gain (loss), net	174,158	—	1,773	—

Unrealized gains or (losses) on undesignated derivative financial instruments reported in the cost of financing operations for the years ended March 31, 2007, 2008 and 2009 were ¥(19,984) million, ¥(67,991) million and ¥(80,298) million ($(817) million) those reported in foreign exchange gain (loss), net were ¥17,866 million, ¥45,670 million and ¥(33,578) million ($342 million), respectively.

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position as of March 31, 2009 is ¥136,147 million ($1,386 million). The aggregate fair value amount of assets that are already posted as of March 31, 2009 is ¥28,978 million ($295 million). If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥136,147 million ($1,386 million) as of March 31, 2009.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The estimated fair values of Toyota’s financial instruments, excluding marketable securities and other securities investments and affiliated companies, are summarized as follows:

	Yen in millions
	March 31, 2008
	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥1,628,547	¥1,628,547
Time deposits	134,773	134,773
Total finance receivables, net	9,132,242	9,287,490
Other receivables	523,533	523,533
Short-term borrowings	(3,552,721)	(3,552,721)
Long-term debt including the current portion	(8,613,799)	(8,646,182)
Interest rate and currency swap agreements	223,163	223,163
Foreign exchange forward contracts and option contracts	40,635	40,635

	Yen in millions		U.S. dollars in millions
	March 31, 2009		March 31, 2009
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥2,444,280	¥2,444,280	$24,883	$24,883
Time deposits	45,178	45,178	460	460
Total finance receivables, net	8,450,709	8,677,228	86,030	88,336
Other receivables	332,722	332,722	3,387	3,387
Short-term borrowings	(3,617,672)	(3,617,672)	(36,829)	(36,829)
Long-term debt including the current portion	(8,949,615)	(9,026,007)	(91,109)	(91,886)

See note 20 to the consolidated financial statements for the amounts of derivative financial instruments.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finance receivables, net -

The carrying value of variable rate finance receivables was assumed to approximate fair value as they were repriced at prevailing market rates at March 31, 2008 and 2009. The fair value of fixed rate finance receivables was estimated by discounting expected cash flows using the rates at which loans of similar credit quality and maturity would be made as of March 31, 2008 and 2009.

Short-term borrowings and long-term debt -

The fair values of short-term borrowings and total long-term debt including the current portion were estimated based on the discounted amounts of future cash flows using Toyota’s current incremental borrowing rates for similar liabilities.

22. Lease commitments:

Toyota leases certain assets under capital lease and operating lease arrangements.

An analysis of leased assets under capital leases is as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2008	2009	2009
Class of property
Building	¥11,279	¥24,369	$248
Machinery and equipment	136,817	51,971	529
Less - Accumulated depreciation	(116,019)	(33,845)	(344)

	¥32,077	¥42,495	$433

Amortization expenses under capital leases for the years ended March 31, 2007, 2008 and 2009 were ¥10,559 million, ¥7,846 million and ¥12,183 million ($124 million), respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2009 are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2010	¥12,688	$129
2011	24,166	246
2012	4,071	41
2013	2,141	22
2014	1,867	19
Thereafter	17,545	179

Total minimum lease payments	62,478	636
Less - Amount representing interest	(11,112)	(113)

Present value of net minimum lease payments	51,366	523
Less - Current obligations	(11,188)	(114)

Long-term capital lease obligations	¥40,178	$409

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rental expenses under operating leases for the years ended March 31, 2007, 2008 and 2009 were ¥107,301 million, ¥100,319 million and ¥106,653 million ($1,086 million), respectively.

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2009 are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2010	¥11,567	$118
2011	8,593	87
2012	6,864	70
2013	5,530	56
2014	3,973	40
Thereafter	17,634	180

Total minimum future rentals	¥54,161	$551

23. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments outstanding at March 31, 2009 for the purchase of property, plant and equipment and other assets totaled ¥110,874 million ($1,129 million).

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and at March 31, 2009, range from 1 month to 35 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of March 31, 2009 is ¥1,570,497 million ($15,988 million). Liabilities for guarantees totaling ¥5,301 million ($54 million) have been provided as of March 31, 2009. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In addition, under this directive member states must take measures to ensure that car manufacturers, distributors and other auto-related economic operators establish adequate used vehicle collection and treatment facilities and to ensure that hazardous materials and recyclable parts are removed from vehicles prior to shredding. This directive impacts Toyota’s vehicles sold in the European Union and Toyota is introducing vehicles that are in compliance with such measures taken by the member states pursuant to the directive.

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2009. Depending on the legislation that will be enacted subject to other circumstances, Toyota may be required to revise the accruals for the expected costs. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

Toyota purchases materials that are equivalent to approximately 10% of material costs from a supplier which is an affiliated company.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The parent company has a concentration of labor supply in employees working under collective bargaining agreements and a substantial portion of these employees are working under the agreement that will expire on December 31, 2011.

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

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas and overseas revenues by destination as of and for the years ended March 31, 2007, 2008 and 2009.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2008:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥24,160,254	¥1,468,730	¥660,256	¥—	¥26,289,240
Inter-segment sales and transfers	17,052	29,624	686,699	(733,375)	—

Total	24,177,306	1,498,354	1,346,955	(733,375)	26,289,240
Operating expenses	22,005,401	1,411,860	1,313,875	(712,271)	24,018,865

Operating income	¥2,171,905	¥86,494	¥33,080	¥(21,104)	¥2,270,375

Assets	¥13,593,025	¥13,942,372	¥1,273,560	¥3,649,363	¥32,458,320
Investment in equity method investees	1,777,956	235,166	—	52,656	2,065,778
Depreciation expenses	1,050,541	409,725	30,869	—	1,491,135
Capital expenditure	1,546,524	1,149,842	56,439	7,170	2,759,975

As of and for the year ended March 31, 2009:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥18,550,501	¥1,355,850	¥623,219	¥—	¥20,529,570
Inter-segment sales and transfers	14,222	21,698	561,728	(597,648)	—

Total	18,564,723	1,377,548	1,184,947	(597,648)	20,529,570
Operating expenses	18,959,599	1,449,495	1,175,034	(593,547)	20,990,581

Operating income (loss)	¥(394,876)	¥(71,947)	¥9,913	¥(4,101)	¥(461,011)

Assets	¥11,716,316	¥13,631,662	¥1,131,400	¥2,582,659	¥29,062,037
Investment in equity method investees	1,606,013	168,057	—	36,036	1,810,106
Depreciation expenses	1,072,848	389,937	32,385	—	1,495,170
Capital expenditure	1,343,572	883,968	35,334	62,023	2,324,897

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	$188,848	$13,803	$6,344	$—	$208,995
Inter-segment sales and transfers	144	221	5,719	(6,084)	—

Total	188,992	14,024	12,063	(6,084)	208,995
Operating expenses	193,012	14,756	11,962	(6,042)	213,688

Operating income (loss)	$(4,020)	$(732)	$101	$(42)	$(4,693)

Assets	$119,274	$138,773	$11,518	$26,292	$295,857
Investment in equity method investees	16,350	1,711	—	366	18,427
Depreciation expenses	10,922	3,970	329	—	15,221
Capital expenditure	13,678	8,999	360	631	23,668

Geographic Information -

As of and for the year ended March 31, 2007:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥8,152,884	¥8,771,495	¥3,346,013	¥1,969,957	¥1,707,742	¥—	¥23,948,091
Inter-segment sales and transfers	6,662,398	258,278	196,180	255,571	215,000	(7,587,427)	—

Total	14,815,282	9,029,773	3,542,193	2,225,528	1,922,742	(7,587,427)	23,948,091
Operating expenses	13,358,036	8,580,140	3,404,810	2,107,933	1,839,245	(7,580,756)	21,709,408

Operating income	¥1,457,246	¥449,633	¥137,383	¥117,595	¥83,497	¥(6,671)	¥2,238,683

Assets	¥12,992,379	¥10,890,157	¥2,917,183	¥1,563,742	¥1,575,255	¥2,636,063	¥32,574,779
Long-lived assets	3,490,846	2,931,037	566,353	466,338	309,465	—	7,764,039

As of and for the year ended March 31, 2008:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥8,418,620	¥9,248,950	¥3,802,814	¥2,790,987	¥2,027,869	¥—	¥26,289,240
Inter-segment sales and transfers	6,897,192	174,308	190,620	329,839	266,268	(7,858,227)	—

Total	15,315,812	9,423,258	3,993,434	3,120,826	2,294,137	(7,858,227)	26,289,240
Operating expenses	13,875,526	9,117,906	3,851,863	2,864,470	2,150,159	(7,841,059)	24,018,865

Operating income	¥1,440,286	¥305,352	¥141,571	¥256,356	¥143,978	¥(17,168)	¥2,270,375

Assets	¥12,883,255	¥10,779,947	¥3,125,572	¥1,792,681	¥1,703,533	¥2,173,332	¥32,458,320
Long-lived assets	3,696,081	2,808,782	574,854	446,513	285,772	—	7,812,002

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2009:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥7,471,916	¥6,097,676	¥2,889,753	¥2,450,412	¥1,619,813	¥—	¥20,529,570
Inter-segment sales and transfers	4,714,821	125,238	123,375	268,917	263,087	(5,495,438)	—

Total	12,186,737	6,222,914	3,013,128	2,719,329	1,882,900	(5,495,438)	20,529,570
Operating expenses	12,424,268	6,613,106	3,156,361	2,543,269	1,795,252	(5,541,675)	20,990,581

Operating income (loss)	¥(237,531)	¥(390,192)	¥(143,233)	¥176,060	¥87,648	¥46,237	¥(461,011)

Assets	¥11,956,431	¥10,685,466	¥2,324,528	¥1,547,890	¥1,446,505	¥1,101,217	¥29,062,037
Long-lived assets	3,658,719	2,726,419	410,185	372,330	234,028	—	7,401,681

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	$76,066	$62,075	$29,418	$24,946	$16,490	$—	$208,995
Inter-segment sales and transfers	47,997	1,275	1,256	2,737	2,679	(55,944)	—

Total	124,063	63,350	30,674	27,683	19,169	(55,944)	208,995
Operating expenses	126,481	67,322	32,132	25,891	18,277	(56,415)	213,688

Operating income (loss)	$(2,418)	$(3,972)	$(1,458)	$1,792	$892	$471	$(4,693)

Assets	$121,719	$108,780	$23,664	$15,758	$14,726	$11,210	$295,857
Long-lived assets	37,246	27,755	4,176	3,790	2,383	—	75,350

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

Unallocated amounts included in assets represent assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were ¥4,758,410 million, ¥4,352,498 million and ¥3,225,901 million ($32,840 million), as of March 31, 2007, 2008 and 2009, respectively.

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

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2007	2008	2009	2009
North America	¥9,039,560	¥9,606,481	¥6,294,230	$64,076
Europe	3,345,001	3,746,362	2,861,351	29,129
Asia	2,248,031	2,968,460	2,530,352	25,760
Other	3,168,580	3,831,739	3,421,881	34,835

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain financial statement data on non-financial services and financial services businesses -

The financial data below presents separately Toyota’s non-financial services and financial services businesses.

Balance sheets –

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2008	2009	2009
Non-Financial Services Businesses
Current assets
Cash and cash equivalents	¥1,473,101	¥1,648,143	$16,778
Marketable securities	526,801	494,476	5,034
Trade accounts and notes receivable, less allowance for doubtful accounts	2,077,491	1,404,292	14,296
Inventories	1,825,716	1,459,394	14,857
Prepaid expenses and other current assets	1,676,263	1,534,119	15,618

Total current assets	7,579,372	6,540,424	66,583

Investments and other assets	6,064,286	4,254,126	43,308
Property, plant and equipment	5,773,370	5,504,559	56,037

Total Non-Financial Services Businesses assets	19,417,028	16,299,109	165,928

Financial Services Businesses
Current assets
Cash and cash equivalents	155,446	796,137	8,105
Marketable securities	15,409	850	9
Finance receivables, net	4,301,142	3,891,406	39,615
Prepaid expenses and other current assets	793,434	790,901	8,051

Total current assets	5,265,431	5,479,294	55,780

Noncurrent finance receivables, net	5,974,756	5,655,545	57,575
Investments and other assets	663,553	599,701	6,105
Property, plant and equipment	2,038,632	1,897,122	19,313

Total Financial Services Businesses assets	13,942,372	13,631,662	138,773

Eliminations	(901,080)	(868,734)	(8,844)

Total assets	¥32,458,320	¥29,062,037	$295,857

Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2008	2009	2009
Non-Financial Services Businesses
Current liabilities
Short-term borrowings	¥725,563	¥825,029	$8,399
Current portion of long-term debt	183,879	115,942	1,180
Accounts payable	2,211,507	1,299,523	13,230
Accrued expenses	1,478,249	1,432,988	14,588
Income taxes payable	299,048	47,648	485
Other current liabilities	1,208,476	944,303	9,613

Total current liabilities	6,106,722	4,665,433	47,495

Long-term liabilities
Long-term debt	391,303	850,233	8,656
Accrued pension and severance costs	627,450	629,870	6,412
Other long-term liabilities	866,741	444,529	4,525

Total long-term liabilities	1,885,494	1,924,632	19,593

Total Non-Financial Services Businesses liabilities	7,992,216	6,590,065	67,088

Financial Services Businesses
Current liabilities
Short-term borrowings	3,439,850	3,370,981	34,317
Current portion of long-term debt	2,511,719	2,640,104	26,877
Accounts payable	17,359	10,001	102
Accrued expenses	133,223	111,766	1,138
Income taxes payable	6,544	3,650	37
Other current liabilities	491,441	515,166	5,244

Total current liabilities	6,600,136	6,651,668	67,715

Long-term liabilities
Long-term debt	5,726,042	5,592,641	56,934
Accrued pension and severance costs	4,847	4,742	49
Other long-term liabilities	510,415	491,397	5,002

Total long-term liabilities	6,241,304	6,088,780	61,985

Total Financial Services Businesses liabilities	12,841,440	12,740,448	129,700

Eliminations	(901,530)	(869,213)	(8,848)

Total liabilities	19,932,126	18,461,300	187,940

Minority interest in consolidated subsidiaries	656,667	539,530	5,492
Shareholders’ equity	11,869,527	10,061,207	102,425

Total liabilities and shareholders’ equity	¥32,458,320	¥29,062,037	$295,857

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of income –

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2007	2008	2009	2009
Non-Financial Services Businesses
Net revenues	¥22,679,078	¥24,831,172	¥19,182,161	$195,278

Costs and expenses
Cost of revenues	18,361,641	20,459,061	17,470,791	177,856
Selling, general and administrative	2,230,734	2,181,491	2,097,674	21,355

Total costs and expenses	20,592,375	22,640,552	19,568,465	199,211

Operating income (loss)	2,086,703	2,190,620	(386,304)	(3,933)

Other income (expense), net	145,570	176,417	(71,925)	(732)

Income (loss) before income taxes, minority interest and equity in earnings of affiliated companies	2,232,273	2,367,037	(458,229)	(4,665)
Provision for income taxes	844,797	889,660	(10,152)	(104)

Income (loss) before minority interest and equity in earnings of affiliated companies	1,387,476	1,477,377	(448,077)	(4,561)
Minority interest in consolidated subsidiaries	(49,513)	(73,543)	26,282	267
Equity in earnings of affiliated companies	193,130	268,025	53,226	542

Net income (loss)- Non-Financial Services Businesses	1,531,093	1,671,859	(368,569)	(3,752)

Financial Services Businesses
Net revenues	1,300,548	1,498,354	1,377,548	14,024

Costs and expenses
Cost of revenues	879,203	1,075,972	994,191	10,121
Selling, general and administrative	262,850	335,888	455,304	4,635

Total costs and expenses	1,142,053	1,411,860	1,449,495	14,756

Operating income (loss)	158,495	86,494	(71,947)	(732)

Other expense, net	(8,171)	(16,265)	(30,233)	(308)

Income (loss) before income taxes, minority interest and equity in earnings of affiliated companies	150,324	70,229	(102,180)	(1,040)
Provision for income taxes	53,548	21,904	(46,298)	(471)

Income (loss) before minority interest and equity in earnings of affiliated companies	96,776	48,325	(55,882)	(569)
Minority interest in consolidated subsidiaries	(174)	(4,419)	(2,004)	(20)
Equity in earnings (losses) of affiliated companies	16,385	2,089	(10,502)	(107)

Net income (loss)- Financial Services Businesses	112,987	45,995	(68,388)	(696)

Eliminations	(48)	25	20	0

Net income (loss)	¥1,644,032	¥1,717,879	¥(436,937)	$(4,448)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement of cash flows –

	Yen in millions			Yen in millions
	For the year ended March 31, 2007			For the year ended March 31, 2008
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities
Net income	¥1,531,093	¥112,987	¥1,644,032	¥1,671,859	¥45,995	¥1,717,879
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	979,718	402,876	1,382,594	1,081,410	409,725	1,491,135
Provision for doubtful accounts and credit losses	(841)	72,703	71,862	357	122,433	122,790
Pension and severance costs, less payments	(33,319)	1,265	(32,054)	(54,868)	527	(54,341)
Losses on disposal of fixed assets	49,193	1,279	50,472	44,993	444	45,437
Unrealized losses on available-for-sale securities, net	4,614	—	4,614	11,346	—	11,346
Deferred income taxes	42,698	89,643	132,308	80,027	1,500	81,458
Minority interest in consolidated subsidiaries	49,513	174	49,687	73,543	4,419	77,962
Equity in earnings of affiliated companies	(193,130)	(16,385)	(209,515)	(268,025)	(2,089)	(270,114)
Changes in operating assets and liabilities, and other	182,548	125,700	144,173	(220,217)	215,218	(241,928)

Net cash provided by operating activities	2,612,087	790,242	3,238,173	2,420,425	798,172	2,981,624

Cash flows from investing activities
Additions to finance receivables	—	(14,192,154)	(7,489,096)	—	(16,644,139)	(8,647,717)
Collection of and proceeds from sale of finance receivables	—	12,814,669	6,274,744	—	15,095,380	7,332,697
Additions to fixed assets excluding equipment leased to others	(1,414,468)	(11,346)	(1,425,814)	(1,472,422)	(8,148)	(1,480,570)
Additions to equipment leased to others	(153,163)	(1,111,218)	(1,264,381)	(137,711)	(1,141,694)	(1,279,405)
Proceeds from sales of fixed assets excluding equipment leased to others	56,040	8,381	64,421	56,603	10,948	67,551
Proceeds from sales of equipment leased to others	107,270	214,491	321,761	80,944	294,937	375,881
Purchases of marketable securities and security investments	(889,008)	(179,197)	(1,068,205)	(936,324)	(215,316)	(1,151,640)
Proceeds from sales of and maturity of marketable securities and security investments	708,130	117,041	825,171	789,366	198,044	987,410
Payment for additional investments in affiliated companies, net of cash acquired	(1,651)	—	(1,651)	(4,406)	—	(4,406)
Changes in investments and other assets, and other	(21,751)	15,250	(51,328)	(44,891)	23,024	(74,687)

Net cash used in investing activities	(1,608,601)	(2,324,083)	(3,814,378)	(1,668,841)	(2,386,964)	(3,874,886)

Cash flows from financing activities
Purchase of common stock	(295,699)	—	(295,699)	(311,667)	—	(311,667)
Proceeds from issuance of long-term debt	31,509	2,897,028	2,890,000	17,162	3,364,351	3,349,812
Payments of long-term debt	(41,833)	(1,694,407)	(1,726,823)	(226,561)	(2,156,709)	(2,310,008)
Increase (decrease) in short-term borrowings	(83,651)	362,078	353,397	24,126	370,293	408,912
Dividends paid	(339,107)	—	(339,107)	(430,860)	—	(430,860)

Net cash provided by (used in) financing activities	(728,781)	1,564,699	881,768	(927,800)	1,577,935	706,189

Effect of exchange rate changes on cash and cash equivalents	21,995	3,434	25,429	(65,405)	(19,354)	(84,759)

Net increase (decrease) in cash and cash equivalents	296,700	34,292	330,992	(241,621)	(30,211)	(271,832)
Cash and cash equivalents at beginning of year	1,418,022	151,365	1,569,387	1,714,722	185,657	1,900,379

Cash and cash equivalents at end of year	¥1,714,722	¥185,657	¥1,900,379	¥1,473,101	¥155,446	¥1,628,547

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions			U.S. dollars in millions
	For the year ended March 31, 2009			For the year ended March 31, 2009
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities
Net loss	¥(368,569)	¥(68,388)	¥(436,937)	$(3,752)	$(696)	$(4,448)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation	1,105,233	389,937	1,495,170	11,251	3,970	15,221
Provision for doubtful accounts and credit losses	(1,663)	259,096	257,433	(17)	2,638	2,621
Pension and severance costs, less payments	(21,428)	470	(20,958)	(218)	5	(213)
Losses on disposal of fixed assets	68,546	136	68,682	698	1	699
Unrealized losses on available-for-sale securities, net	220,920	—	220,920	2,249	—	2,249
Deferred income taxes	(132,127)	(62,871)	(194,990)	(1,345)	(640)	(1,985)
Minority interest in consolidated subsidiaries	(26,282)	2,004	(24,278)	(267)	20	(247)
Equity in earnings of affiliated companies	(53,226)	10,502	(42,724)	(542)	107	(435)
Changes in operating assets and liabilities, and other	(223,101)	186,234	154,587	(2,272)	1,895	1,573

Net cash provided by operating activities	568,303	717,120	1,476,905	5,785	7,300	15,035

Cash flows from investing activities
Additions to finance receivables	—	(13,318,620)	(7,700,459)	—	(135,586)	(78,392)
Collection of and proceeds from sale of finance receivables	—	13,047,393	7,243,442	—	132,825	73,740
Additions to fixed assets excluding equipment leased to others	(1,358,518)	(6,064)	(1,364,582)	(13,830)	(62)	(13,892)
Additions to equipment leased to others	(82,411)	(877,904)	(960,315)	(839)	(8,937)	(9,776)
Proceeds from sales of fixed assets excluding equipment leased to others	41,285	6,101	47,386	420	62	482
Proceeds from sales of equipment leased to others	55,896	472,853	528,749	569	4,814	5,383
Purchases of marketable securities and security investments	(418,342)	(217,688)	(636,030)	(4,259)	(2,216)	(6,475)
Proceeds from sales of and maturity of marketable securities and security investments	1,295,561	180,316	1,475,877	13,189	1,835	15,024
Payment for additional investments in affiliated companies, net of cash acquired	(45)	—	(45)	0	—	0
Changes in investments and other assets, and other	129,834	(2,091)	135,757	1,322	(21)	1,382

Net cash used in investing activities	(336,740)	(715,704)	(1,230,220)	(3,428)	(7,286)	(12,524)

Cash flows from financing activities
Purchase of common stock	(70,587)	—	(70,587)	(719)	—	(719)
Proceeds from issuance of long-term debt	545,981	3,030,029	3,506,990	5,558	30,846	35,702
Payments of long-term debt	(150,097)	(2,580,637)	(2,704,078)	(1,528)	(26,271)	(27,528)
Increase in short-term borrowings	138,387	239,462	406,507	1,409	2,438	4,138
Dividends paid	(439,991)	—	(439,991)	(4,479)	—	(4,479)

Net cash provided by financing activities	23,693	688,854	698,841	241	7,013	7,114

Effect of exchange rate changes on cash and cash equivalents	(80,214)	(49,579)	(129,793)	(816)	(505)	(1,321)

Net increase in cash and cash equivalents	175,042	640,691	815,733	1,782	6,522	8,304
Cash and cash equivalents at beginning of year	1,473,101	155,446	1,628,547	14,996	1,583	16,579

Cash and cash equivalents at end of year	¥1,648,143	¥796,137	¥2,444,280	$16,778	$8,105	$24,883

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Per share amounts:

Reconciliations of the differences between basic and diluted net income (loss) per share for the years ended March 31, 2007, 2008 and 2009 are as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income (loss)	Weighted- average shares	Net income (loss) per share	Net income (loss) per share
For the year ended March 31, 2007
Basic net income per common share	¥1,644,032	3,210,422	¥512.09
Effect of dilutive securities
Assumed exercise of dilutive stock options	(2)	1,812

Diluted net income per common share	¥1,644,030	3,212,234	¥511.80

For the year ended March 31, 2008
Basic net income per common share	¥1,717,879	3,177,445	¥540.65
Effect of dilutive securities
Assumed exercise of dilutive stock options	(1)	1,217

Diluted net income per common share	¥1,717,878	3,178,662	¥540.44

For the year ended March 31, 2009
Basic net loss per common share	¥(436,937)	3,140,417	¥(139.13)	$(1.42)
Effect of dilutive securities
Assumed exercise of dilutive stock options	(0)	—

Diluted net loss per common share	¥(436,937)	3,140,417	¥(139.13)	$(1.42)

Certain stock options were not included in the computation of diluted net income per share for the year ended March 31, 2008 because the options’ exercise prices were greater than the average market price per common share during the period.

Assumed exercise of certain stock options was not included in the computation of diluted net loss per share for the year ended March 31, 2009 because it had an antidilutive effect due to the net loss for the period.

In addition to the disclosure requirements under FAS No. 128, Earnings per Share, Toyota discloses the information below in order to provide financial statement users with valuable information.

The following table shows Toyota’s net assets per share as of March 31, 2008 and 2009. Net assets per share amounts are calculated by dividing net assets’ amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of the corresponding period.

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net assets	Shares issued and outstanding at the end of the year (excluding treasury stock)	Net assets per share	Net assets per share
As of March 31, 2008	¥11,869,527	3,149,279	¥3,768.97
As of March 31, 2009	10,061,207	3,135,882	3,208.41	$32.66

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26. Fair value measurements:

Toyota adopted FAS 157 in the fiscal year ended March 31, 2009. In FAS 157, three levels of input which are used to measure fair value are as follows.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities

Level 3:	Unobservable inputs for assets or liabilities

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis at March 31, 2009:

	Yen in millions
	March 31, 2009
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥1,473,407	¥115,339	¥—	¥1,588,746
Marketable securities and other securities investments	2,273,294	187,236	19,581	2,480,111
Derivative financial instruments	—	369,572	17,958	387,530

Total	¥3,746,701	¥672,147	¥37,539	¥4,456,387

Liabilities
Derivative financial instruments	¥—	¥(427,109)	¥(23,692)	¥(450,801)

Total	¥—	¥(427,109)	¥(23,692)	¥(450,801)

	U.S. dollars in millions
	March 31, 2009
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$15,000	$1,174	$—	$16,174
Marketable securities and other securities investments	23,143	1,906	199	25,248
Derivative financial instruments	—	3,762	183	3,945

Total	$38,143	$6,842	$382	$45,367

Liabilities
Derivative financial instruments	$—	$(4,348)	$(241)	$(4,589)

Total	$—	$(4,348)	$(241)	$(4,589)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a description of the valuation methodologies used for the assets and liabilities measured at fair value, key inputs and significant assumptions:

Cash equivalents -

Cash equivalents represent highly liquid investments with original maturities of three months or less. Generally, quoted market prices are used to determine the fair value of these instruments.

Marketable securities and other securities investments -

Marketable securities and other securities investments include debt securities and equity securities. Toyota uses quoted market prices for identical or similar assets or liabilities to measure fair value. Marketable securities and other securities investments classified as Level 3 include retained interests in securitized financial receivables, which are measured at fair value using the assumptions such as interest rate, loss severity and other factors.

Derivative financial instruments -

Toyota estimates the fair value of derivative financial instruments using industry-standard valuation models that requires observable inputs including interest rates and foreign exchange rates, and the contractual terms. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota’s derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the period ended March 31, 2009:

	Yen in millions
	For the year ended March 31, 2009
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	¥23,818	¥25,499	¥49,317
Total gains (losses)
Included in earnings	586	(38,538)	(37,952)
Included in other comprehensive income (loss)	(1,398)	—	(1,398)
Purchases, issuances and settlements	(1,665)	7,026	5,361
Other	(1,760)	279	(1,481)

Balance at end of year	¥19,581	¥(5,734)	¥13,847

	U.S. dollars in millions
	For the year ended March 31, 2009
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	$242	$260	$502
Total gains (losses)
Included in earnings	6	(392)	(386)
Included in other comprehensive income (loss)	(14)	—	(14)
Purchases, issuances and settlements	(17)	71	54
Other	(18)	3	(15)

Balance at end of year	$199	$(58)	$141

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the reconciliation table above, derivative financial instruments are presented net of assets and (liabilities). The other amount primarily includes the impact of currency translation adjustments.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. During the year ended March 31, 2009, Toyota measured certain finance receivables at fair value of ¥25,932 million ($264 million) based on the collateral value, resulting in an impairment loss of ¥10,011 million ($102 million). This fair value measurement on a nonrecurring basis as of March 31, 2009 was classified as level 3.

ITEM 19.	EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to Exhibit 1.2 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008 filed with the SEC on June 25, 2008 (file no. 001-14948)

1.3	Amended and Restated Regulations of the Board of Corporate Auditors of the Registrant (English translation) (incorporated by reference to Exhibit 3.3 to Toyota’s Registration Statement on Form F-3 filed with the SEC on November 7, 2006 (file no. 333-138469))

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York (predecessor of The Bank of New York Mellon), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 to Toyota’s Registration Statement on Form F-6, filed with the SEC on November 7, 2006 (file no. 333-138477))

2.3	Form of ADR (included in Exhibit 2.2)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation) (incorporated by reference to Exhibit 11.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006 filed with the SEC on June 26, 2006 (file no. 001-14948))

12.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ TAKAHIKO IJICHI
Name:	Takahiko Ijichi
Title:	Senior Managing Director, Member of the Board

Date: June 24, 2009