Form 20-F
period 2010-03-31
TOYOTA MOTOR CORP/
filed 2010-06-25
CIK 1094517

As filed with the Securities and Exchange Commission on June 25, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2010

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,135,995,860 Shares of Common Stock (including 79,850,690 Shares of Common Stock in the form of American Depositary Shares) as of March 31, 2010

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:Yes  ☒    No  ☐

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

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥93.04 = $1.00. This was the approximate exchange rate in Japan on March 31, 2010.

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

(iii) changes in funding environment in financial markets;

(iv) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;

(v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect its automotive operations, particularly laws, regulations and policies relating to vehicle safety including recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings;

(vi) political instability in the markets in which Toyota operates;

(vii) Toyota’s ability to timely develop and achieve market acceptance of new products;

(viii) any impact on Toyota’s ability to maintain and develop its brand image as a result of Toyota’s inability to deliver safe and high-quality products or its failure to promptly implement safety measures such as recalls when necessary; and

(ix) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

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

	Year Ended March 31,
	2006	2007	2008	2009	2010	2010
	(in millions, except share and per share data)
Consolidated Statement of Income Data:
Automotive:
Revenues	¥19,338,144	¥21,928,006	¥24,177,306	¥18,564,723	¥17,197,428	$184,839
Operating income (loss)	1,694,045	2,038,828	2,171,905	(394,876)	(86,370)	(928)
Financial Services:
Revenues	996,909	1,300,548	1,498,354	1,377,548	1,245,407	13,386
Operating income (loss)	155,817	158,495	86,494	(71,947)	246,927	2,654
All Other:
Revenues	1,190,291	1,323,731	1,346,955	1,184,947	947,615	10,185
Operating income (loss)	39,748	39,679	33,080	9,913	(8,860)	(95)
Elimination of intersegment:
Revenues	(488,435)	(604,194)	(733,375)	(597,648)	(439,477)	(4,724)
Operating income (loss)	(11,268)	1,681	(21,104)	(4,101)	(4,181)	(45)
Total Company:
Revenues	21,036,909	23,948,091	26,289,240	20,529,570	18,950,973	203,686
Operating income (loss)	1,878,342	2,238,683	2,270,375	(461,011)	147,516	1,586
Income (loss) before income taxes and equity in earnings of affiliated companies	2,087,360 (1)	2,382,516	2,437,222	(560,381)	291,468	3,133
Net income (loss) attributable to Toyota Motor Corporation	1,372,180	1,644,032	1,717,879	(436,937)	209,456	2,251
Net income (loss) attributable to Toyota Motor Corporation per share:
Basic	421.76	512.09	540.65	(139.13)	66.79	0.72
Diluted	421.62	511.80	540.44	(139.13)	66.79	0.72
Shares used in computing net income (loss) attributable to Toyota Motor Corporation per share, basic (in thousands)	3,253,450	3,210,423	3,177,445	3,140,417	3,135,986	—
Shares used in computing net income (loss) attributable to Toyota Motor Corporation per share, diluted (in thousands)	3,254,499	3,212,235	3,178,662	3,140,417	3,135,998	—

	Year Ended March 31,
	2006	2007	2008	2009	2010	2010
	(in millions, except per share and numbers of vehicles sold data)
Consolidated Balance Sheet Data (end of period):
Total Assets:	¥28,731,595	¥32,574,779	¥32,458,320	¥29,062,037	¥30,349,287	$326,196
Short-term debt, including current portion of long-term debt	4,756,907	5,865,507	6,228,152	6,317,184	5,497,997	59,093
Long-term debt, less current portion	5,640,490	6,263,585	5,981,931	6,301,469	7,015,409	75,402
Toyota Motor Corporation shareholders’ equity	10,560,449	11,836,092	11,869,527	10,061,207	10,359,723	111,347
Common stock	397,050	397,050	397,050	397,050	397,050	4,268
Other Data:
Dividends per share	¥90.0	¥120.0	¥140.0	¥100.0	¥45.0	$0.48
Number of vehicles sold
Japan	2,364,484	2,273,152	2,188,389	1,944,823	2,162,418	—
North America	2,556,050	2,942,661	2,958,314	2,212,254	2,097,374	—
Europe	1,022,781	1,223,628	1,283,793	1,061,954	858,390	—
Asia	880,661	789,637	956,509	904,892	979,651	—
Other*	1,150,587	1,295,581	1,526,934	1,443,433	1,139,329	—

Worldwide total	7,974,563	8,524,659	8,913,939	7,567,356	7,237,162	—

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.
(1)	Includes ¥143.3 billion in gain on exchange of marketable securities relating to the merger of Mitsubishi Tokyo Financial Group, Inc., and UFJ Holdings.

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

	Cash Dividends per Share
Period Ended	Yen	Dollars
September 30, 2005	35.0	0.31
March 31, 2006	55.0	0.47
September 30, 2006	50.0	0.42
March 31, 2007	70.0	0.59
September 30, 2007	65.0	0.65
March 31, 2008	75.0	0.75
September 30, 2008	65.0	0.61
March 31, 2009	35.0	0.35
September 30, 2009	20.0	0.22
March 31, 2010	25.0	0.26

The payment and the amount of any future dividends are dependent on the amount of Toyota’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Toyota deems the benefit of its shareholders as one of its priority management policies, and it is working to improve corporate structure towards the realization of sustainable growth in order to enhance its corporate value. Toyota will strive to continue to pay dividends while giving due consideration to factors such as business results for each term, investment plans and its cash reserves. In order to survive stiff competition, Toyota plans to utilize its internal funds for the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and sense of security. Considering these factors, an annual dividend of 45 yen per share was paid for fiscal 2010, consisting of a year-end dividend of 25 yen per share and an interim dividend of 20 yen per share.

Exchange Rates

In parts of this annual report, yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translations was ¥93.04 = $1.00. This was the approximate exchange rate in Japan on March 31, 2010.

The following table sets forth information regarding the noon buying rates for Japanese yen in New York City as announced for customs purposes by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00 during the periods shown. At the end of May 2010, the noon buying rate was ¥90.81 = $1.00. The average exchange rate for the periods shown is the average of the month-end rates during the period.

Fiscal Year Ended or Ending March 31,	At End of Period	Average (of month-end rates)	High	Low
	(¥ per $1.00)
2006	117.48	113.67	120.93	104.41
2007	117.56	116.55	121.81	110.07
2008	99.85	113.61	124.09	96.88
2009	99.15	100.85	110.48	87.80
2010	93.40	92.49	100.71	86.12
2011 (through May 31, 2010)	90.81	92.53	94.68	89.89

Month Ended	High	Low
	(¥ per $1.00)
December 31, 2009	93.08	86.62
January 31, 2010	93.31	89.41
February 28, 2010	91.94	88.84
March 31, 2010	93.40	88.43
April 30, 2010	94.51	92.03
May 31, 2010	94.68	89.89

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

The worldwide automotive market is highly competitive. Toyota faces intense competition from automotive manufacturers in the markets in which it operates. Competition has intensified amidst difficult overall market conditions due to the weak global economy. In addition, competition is likely to further intensify in light of continuing globalization in the worldwide automotive industry, possibly resulting in further industry reorganization. Factors affecting competition include product quality and features, safety, reliability, the amount of time required for innovation and development, pricing, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales, which may result in a further downward price pressure and adversely affect Toyota’s financial condition and results of operations. Toyota’s ability to adequately respond to the recent rapid changes in the automotive market and to maintain its competitiveness will be fundamental to its future success in existing and new markets and its market share. There can be no assurances that Toyota will be able to compete successfully in the future.

The worldwide automotive industry is highly volatile.

Each of the markets in which Toyota competes has been subject to considerable volatility in demand. Demand for vehicles depends to a large extent on social, political and economic conditions in a given market and the introduction of new vehicles and technologies. As Toyota’s revenues are derived from sales in markets worldwide, economic conditions in such markets are particularly important to Toyota. During fiscal 2010, despite government efforts to stimulate demand in Japan, North America and Europe, which are Toyota’s main markets, market conditions in those areas remained difficult, and Toyota was adversely affected by changes in the market structure with further shifts in consumer demand to compact and low-priced vehicles. Such weakness in demand for automobiles and changes in market structure is continuing, and it is unclear how long this situation would continue or how it would transition in the future. Toyota’s financial condition and results of operations may be adversely affected if the weakness in demand for automobiles and changes in market structure continue or progress further. Demand may also be affected by factors directly impacting vehicle price or the cost of purchasing and operating vehicles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations (including tariffs, import regulation and other taxes). Volatility in demand may lead to lower vehicle unit sales, which may result in a further downward price pressure and adversely affect Toyota’s financial condition and results of operations.

Toyota’s future success depends on its ability to offer new innovative competitively priced products that meet customer demand on a timely basis.

Meeting customer demand with attractive new vehicles and reducing the amount of time required for product development are critical to automotive manufacturers. In particular, it is critical to meet customer demand with respect to quality, safety and reliability. The timely introduction of new vehicle models, at competitive prices, meeting rapidly changing customer preferences and demands is more fundamental to Toyota’s success than ever, as the automotive market is rapidly transforming in light of the weak global economic conditions. There is no assurance, however, that Toyota will adequately and appropriately respond to changing customer preferences and demands with respect to quality, safety, reliability, styling and other features in a timely manner. Even if Toyota succeeds in perceiving customer preferences and demands, there is no assurance that Toyota will be capable of developing and manufacturing new, price competitive products in a timely manner with its available technology, intellectual property, sources of raw materials and parts and components, and production capacity, including cost reduction capacity. Further, there is no assurance that Toyota will be able to implement capital expenditures at the level and times planned by management. Toyota’s inability to develop and offer products that meet customers’ preferences and demands with respect to quality, safety, reliability, styling and other features in a timely manner could result in a lower market share and reduced sales volumes and margins, and may adversely affect Toyota’s financial condition and results of operations.

Toyota’s ability to market and distribute effectively is an integral part of Toyota’s successful sales.

Toyota’s success in the sale of vehicles depends on its ability to market and distribute effectively based on distribution networks and sales techniques tailored to the needs of its customers. There is no assurance that Toyota will be able to develop sales techniques and distribution networks that effectively adapt to changing customer preferences or changes in the regulatory environment in the major markets in which it operates. Toyota’s inability to maintain well-developed sales techniques and distribution networks may result in decreased sales and market share and may adversely affect its financial condition and results of operations.

Toyota’s success is significantly impacted by its ability to maintain and develop its brand image.

In the highly competitive automotive industry, it is critical to maintain and develop a brand image. In order to maintain and develop a brand image, it is necessary to further increase customers’ confidence by providing safe, high-quality products that meet customer preferences and demands. If Toyota is unable to effectively maintain and develop its brand image as a result of its inability to provide safe, high-quality products or as result of the failure to promptly implement safety measures such as recalls when necessary, vehicle unit sales and/or sale prices may decrease, and as a result revenues and profits may not increase as expected or may decrease, adversely affecting its financial condition and results of operations.

The worldwide financial services industry is highly competitive.

The worldwide financial services industry is highly competitive. Increased competition in automobile financing may lead to decreased margins. A decline in Toyota’s vehicle unit sales, an increase in residual value risk due to lower used vehicle price, an increase in the ratio of credit losses and increased funding costs are factors which may impact Toyota’s financial services operations. The likelihood of these factors materializing continues to remain at a high level amidst weak global economic conditions, and competition in automobile financing has intensified. If Toyota is unable to adequately respond to the changes and competition in automobile financing, Toyota’s financial services operations may adversely affect its financial condition and results of operations.

Financial Market and Economic Risks

Toyota’s operations are subject to currency and interest rate fluctuations.

Toyota is sensitive to fluctuations in foreign currency exchange rates and is principally exposed to fluctuations in the value of the Japanese yen, the U.S. dollar and the euro and, to a lesser extent, the Australian dollar, the Canadian dollar and the British pound. Toyota’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Changes in foreign currency exchange rates may affect Toyota’s pricing of products sold and materials purchased in foreign currencies. In particular, strengthening of the Japanese yen against the U.S. dollar can have an adverse effect on Toyota’s operating results. The Japanese yen has been appreciating against major currencies including the U.S. dollar in the past year. If the Japanese yen continues to appreciate against major currencies, including the U.S. dollar, Toyota’s financial condition and results of operations may be adversely affected.

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

Increases in prices for raw materials that Toyota and Toyota’s suppliers use in manufacturing their products or parts and components such as steel, precious metals, non-ferrous alloys including aluminum, and plastic parts, may lead to higher production costs for parts and components. This could, in turn, negatively impact Toyota’s future profitability because Toyota may not be able to pass all those costs on to its customers or require its suppliers to absorb such costs.

The downturn in the financial markets could adversely affect Toyota’s ability to raise capital.

The world economy continues to be weak and business conditions remain difficult. A number of financial institutions and investors have been facing difficulties providing capital to the financial markets at levels corresponding to their own financial capacity. As a result, there is a risk that companies may not be able to raise capital under terms that they would expect to receive with their creditworthiness. If Toyota is unable to raise the necessary capital under appropriate conditions on a timely basis, Toyota’s financial condition and results of operations may be adversely affected.

Political, Regulatory and Legal Risks

The automotive industry is subject to various governmental regulations.

The worldwide automotive industry is subject to various laws and governmental regulations including those related to vehicle safety and environmental matters such as emission levels, fuel economy, noise and pollution. In particular, automotive manufacturers such as Toyota are required to implement safety measures such as recalls for vehicles that do not or may not comply with the safety standards of laws and governmental regulations. In addition, Toyota may, in order to reassure its customers of the safety of Toyota’s vehicles, decide to voluntarily implement recalls or other safety measures even if the vehicle complies with the safety standards of relevant laws and governmental regulations. Many governments also impose tariffs and other trade barriers, taxes and levies, or enact price or exchange controls. Toyota has incurred, and expects to incur in the future, significant costs in complying with these regulations. If Toyota launches products that result in safety measures such as recalls, Toyota may incur various costs including significant costs for free repairs. Furthermore, new legislation or changes in existing legislation may also subject Toyota to additional expenses in the future. If Toyota incurs significant costs related to implementing safety measures or meeting laws and governmental regulations, Toyota’s financial condition and results of operations may be adversely affected. Toyota may become subject to various legal proceedings.

Toyota may become subject to various legal proceedings.

As an automotive manufacturer, Toyota may become subject to legal proceedings in respect of various issues, including product liability and infringement of intellectual property. Toyota may also be subject to legal proceedings brought by its shareholders and governmental proceedings and investigations. Toyota is in fact currently subject to a number of pending legal proceedings and government investigations. A negative outcome in one or more of these pending legal proceedings could adversely affect Toyota’s financial condition and results of operations. For a further discussion of governmental regulations, see “Information on the Company — Business Overview — Governmental Regulation, Environmental and Safety Standards” and for legal proceedings, please see “Information on the Company — Business Overview — Legal Proceedings”.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code of Japan and continues to exist under the Corporation Act. Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd.). Toyota became a separate company on August 28, 1937. In 1982, the Toyota Motor Company and Toyota Motor Sales merged into one company, the Toyota Motor Corporation of today. As of March 31, 2010 Toyota operated through 522 consolidated subsidiaries and 226 affiliated companies, of which 56 companies were accounted for through the equity method.

See “— Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures between April 1, 2007 and March 31, 2010 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota’s principal executive offices are located at 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota’s telephone number in Japan is +81-565-28-2121.

4.B BUSINESS OVERVIEW

Toyota primarily conducts business in the automotive industry. Toyota also conducts business in the finance and other industries. Toyota sold 7.23 million vehicles in fiscal 2010 on a consolidated basis. Toyota had net revenues of ¥18,950.9 billion and net income attributable to Toyota Motor Corporation of ¥209.4 billion in fiscal 2010.

Toyota’s business segments are automotive operations, financial services operations and all other operations. The following table sets forth Toyota’s sales to external customers in each of its business segments for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2008	2009	2010
Automotive	¥24,160,254	¥18,550,501	¥17,187,308
Financial Services	1,468,730	1,355,850	1,226,244
All Other	660,256	623,219	537,421

Toyota’s automotive operations include the design, manufacture, assembly and sale of passenger cars, minivans and commercial vehicles such as trucks and related parts and accessories. Toyota’s financial services business consists primarily of providing financing to dealers and their customers for the purchase or lease of Toyota vehicles. Toyota’s financial services also provide retail leasing through the purchase of lease contracts originated by Toyota dealers. Related to Toyota’s automotive operations is its development of intelligent transport systems (“ITS”). Toyota’s all other operations business segment includes the design and manufacture of prefabricated housing, information technology related businesses including an e-commerce marketplace called GAZOO.com, and sales promotions for KDDI communication related products (predominantly the au brand).

Toyota sells its vehicles in approximately 170 countries and regions. Toyota’s primary markets for its automobiles are Japan, North America, Europe and Asia. The following table sets forth Toyota’s sales to external customers in each of its geographical markets for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2008	2009	2010
Japan	¥8,418,620	¥7,471,916	¥7,314,813
North America	9,248,950	6,097,676	5,583,228
Europe	3,802,814	2,889,753	2,082,671
Asia	2,790,987	2,450,412	2,431,648
Other*	2,027,869	1,619,813	1,538,613

*	“Other” consists of Central and South America, Oceania and Africa.

During fiscal 2010, 29.9% of Toyota’s automobile unit sales on a consolidated basis were in Japan, 29.0% were in North America, 11.9% were in Europe and 13.5% were in Asia. The remaining 15.7% of consolidated unit sales were in other markets.

In fiscal 2010, Toyota implemented safety measures including recalls on multiple models in multiple countries, causing concern to many people. The following is a description of Toyota’s response.

In light of these recent recalls and other safety measures, in order to ensure that customers feel safe driving Toyota and Lexus vehicles, Toyota established the Special Committee for Global Quality, which is charged with reviewing all of Toyota’s processes, including design, procurement, production, sales and service, from a customer’s perspective.

On March 30, 2010, the Special Committee for Global Quality convened its first meeting and confirmed its mission to spearhead reforms to further instill the company’s operations throughout the world with a customer perspective and identify areas and implement any necessary measures for improvement. The committee members include newly appointed chief quality officers for North America; Europe; China; Asia and Oceania; and the Middle East, Africa, and Latin America, who will represent the concerns of customers. Also present at the meeting were representatives from Toyota’s business operations and others. The committee will investigate the causes of quality issues, including those that necessitated recalls, and reexamine the factors that affect quality in every phase of design work, manufacturing, distribution and service. By approaching the task of quality assurance from the standpoint of customers in each region, and by keeping in mind the need for strengthened global communication and for ensuring transparency, the committee decided on various improvement measures aimed at resolving current issues.

Building on the work of the Special Committee for Global Quality, regional quality committees also will spearhead comprehensive improvements to the company’s operations, and promote the strengthening of global quality improvement activities.

Through the quality control approach described above, Toyota and its officers and employees will unite to do their best to make customer safety their first emphasis, ensure that thorough quality control is a constant element of their work, strengthen quality control infrastructure and cultivate customers’ trust.

The Worldwide Automotive Market

Toyota estimates that annual worldwide vehicle sales totaled approximately 65 million units in 2009.

Automobile sales are affected by a number of factors including:

•	social, political and economic conditions,

•	introduction of new vehicles and technologies, and

•	costs incurred by customers to purchase and operate automobiles.

These factors can cause consumer demand to vary substantially from year to year in different geographic markets and in individual categories of automobiles.

Due in part to economic stimulus measures taken in countries throughout the world, the global economy in fiscal 2010 ceased its downward trend and showed signs of recovery principally in Asia. The automotive industry also felt this influence, with markets expanding in emerging countries such as China and India. However, conditions remained challenging in developed nations such as Japan, the United States and Europe despite these respective countries’ stimulus measures, due to shifts in the market demand towards compact and low-price vehicles.

While Toyota expects the automotive market to grow in the medium- to long-term driven principally by the growth in resource-rich markets and the emerging markets, global competition is severe, as competition in compact and low-price vehicles intensifies, and as technological development and development of new products become more frequent with an increased global concern for the environment.

In 2009, Europe, China, North America, Asia, and Japan were the world’s largest automotive markets. The share of each market in the global market, based on total automobile sales on a retail basis in each market, was 28% for Europe, 20% for China, 19% for North America (18% excluding Mexico and Puerto Rico), 9% for Asia, and 7% for Japan. In Europe, new vehicle sales decreased from the previous year to approximately 18.8 million units. In China, new vehicle sales increased significantly to approximately 13.7 million units. In North America, new vehicle sales decreased to approximately 12.9 million units. In Asia (including India but excluding Japan and China), new vehicle unit sales increased to approximately 6.0 million units. In Japan, total new vehicle unit sales (including mini-vehicles) decreased to approximately 4.6 million units.

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

Since 2000, various transactions have promoted consolidation within the global automotive industry. There are various reasons behind these transactions including the need to respond to the excessive global capacity in the production of automobiles, the need to reduce costs and improve efficiencies by increasing the number of automobiles produced using common vehicle platforms and by sharing research and development expenses for environmental and other technology, the desire to expand a company’s global presence through increased size and the desire to expand into particular segments or geographic markets. Recently these have included business alliances and investments between major manufacturers in Japan and Europe.

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

Toyota’s Strategy

Toyota’s corporate goal is to achieve continuous growth and enhance its corporate value by contributing to society and gaining customers’ enduring trust through global operations and through products reflecting Toyota’s advanced technology that target the local demand in each market. In order to achieve this corporate goal, Toyota strives to further enhance its technology, supply capability and marketing, supported by improvements in quality control, strengthening of cost-competitiveness and personnel development. In particular, Toyota has been dedicated to addressing environmental issues, and as environmental awareness continues to grow in the market, Toyota strives to further improve technology, including its unique hybrid technology, in order to develop environmentally-friendly products.

The automotive industry is intensely competitive across the globe and is expected to transform significantly in the future. In order to respond to changes in environment and attain further growth, Toyota will come together as a group and pursue the following agenda:

•

Adhere to the “Customer First” principle, humbly listen to customers’ demands and opinions, ensure that officers and employees in Japan and abroad prioritize safety and quality above all, and make every effort to manufacture safe and reliable cars

•

Set in place development processes to ensure the design of safe and quality products, design a lineup of products that responds accurately to the needs of customers in every region including emerging countries, prioritize above all customers’ safety and quality assurance, approach product manufacturing with a customer’s attention to price and design, develop products that further incorporate customer perspective in each region in which Toyota operates, and pursue regional strategies suitable to Toyota’s capability which would be valued by customers and regional societies

•

Develop next-generation environmental and energy technology useful to society, including by developing low-cost hybrid systems aimed at full-scale market penetration and pursuing strategies to prepare for an expansion in electric vehicles and plug-in hybrids operations

•	Cultivate and train personnel who further the self-sufficiency of each region and will pursue manufacturing better vehicles

•	Through the operational changes and personnel training listed above, establish a profit structure that is stable and sustainable even in challenging business environments

Through these efforts, Toyota is adhering to its founding philosophy to “contribute to society through the manufacturing of automobiles” and delivering good products at affordable prices based on the principles of “Customer First” and “Genchi Genbutsu”, thereby enhancing corporate value. Toyota plans to fulfill its social responsibilities by carrying out its corporate social responsibility activities through corporate ethics, including full compliance with applicable laws and regulations and increased transparency.

Toyota’s specific strategy in connection with the foregoing consists of the following:

Attractive Product Lineup Responding to Consumer Preferences in Each Region

Toyota strives for better quality to advance growth and build on the related foundations, and provide attractive products responding to consumer preferences in each region at affordable prices. Key elements of this strategy include models in the following categories:

•

Next-Generation Eco-cars Centered on Hybrid Models. Since the introduction of the Prius in 1997, which was the first mass-produced hybrid car in the world, Toyota has continued expanding and upgrading the model line-up by using its hybrid technology as one of the key technologies for solving environmental issues. Sales of the RX450h commenced in April 2009. The third-generation Prius was introduced in May 2009. The Lexus HS250h, a new hybrid-only model, was released in July 2009. The SAI, also a hybrid-only model, was launched in December 2009. In December 2009, Toyota began leasing the Prius plug-in hybrid equipped with a lithium ion battery targeted at certain corporate users including electrical power companies. The total number of Prius models sold reached 1.742 million units at the end of March 2010. In addition, the total number of all Toyota hybrid vehicles sold as of the end of March 2010 was 2.439 million units. Toyota aims to make use of the technical know-how obtained through the sale of these models, and aims to continue to offer hybrid model lineups with improved performance and quality.

Annual Unit Sales of Hybrid Models Globally

	Year Ended March 31,
	2008	2009	2010
	(in thousands)
Total Unit Sales	444	385	644

•

Models Targeted to Resource-rich and Emerging Markets. Toyota expects that the automobile market in resource-rich and emerging countries such as the BRICs will grow in the medium to long term. Toyota has therefore been striving to, and has been achieving success in, establishing operational foundations for production and distribution in some of these markets. Toyota is establishing its supply system by promoting locally manufactured products as well as introducing products that meet different regional needs, while considering the demand trends of the resource-rich and emerging markets. Toyota plans to produce and commence sales of the Etios, a new compact car developed specifically for the Indian market. Toyota expects to commence production of the Etios at the end of 2010.

•

Global Models (IMV, Vitz/Yaris, Camry and Corolla/Auris). Toyota aims to develop, manufacture and distribute attractive products that satisfy regional characteristics and demand while using common platforms and core parts and components. In fiscal 2010, Toyota sold approximately 2.6 million units of global models worldwide. Global models accounted for approximately 36% of its global sales in fiscal 2010.

•

Premium Brand Models (Lexus). Since the Lexus was first launched in 1989 in the United States, Lexus has been introduced in 79 countries around the world. At present, Toyota is taking action to strengthen the Lexus brand in each geographic region. In fiscal 2010, Lexus sales totaled approximately 394 thousand units, an increase of 27 thousand units from the 367 thousand units sold in fiscal 2009.

•

Market-creating Products including Exciting Cars. In addition to producing vehicles utilizing environmental engineering, Toyota is working to provide customers with vehicles that emphasize “driving seasoning” and “the joy of automobiles” that customers find exciting, such as the compact FR sports car, FT-86 concept unveiled at the 2009 Tokyo Motor Show.

Localize Global Operations with Targeted Regional Strategies

Toyota believes that the global automotive industry will continue to undergo significant changes, and that Toyota must prioritize above all the safety and quality of vehicles and supply products that are targeted carefully to local demand in order to maintain and strengthen a competitive edge. Toyota also believes that local sales, marketing and manufacturing presence is necessary to fully develop a market’s potential. Localization better allows Toyota to design, manufacture and offer products within each market that respond to market changes and satisfy local tastes and preferences. A localized manufacturing presence allows Toyota to make social contributions to communities in which it has a local presence. Toyota’s efficient production and sales network, together with its global model strategy and its efforts to design products that appeal to particular regional preferences, allow Toyota to offer a comprehensive lineup of products in each region in which it operates.

Toyota is pursuing the following targeted regional strategies in order to earn the loyalty of customers by providing products meeting the needs of customers in each region.

•

Japan as the Center of the Global Operations. In Japan, Toyota aims to maintain steady profitability in the Japanese market, which is the center of its global operations, and to develop products and to establish the global core base which leads and supports operations in all other regions. Toyota endeavors to secure and maintain its large share of and position atop the Japanese market. Toyota held a domestic market share (excluding mini-vehicles) on a retail basis of 45.6% in fiscal 2008, 46.0% in fiscal 2009 and 48.2% in 2010.

Amid a low level of domestic economic activity and intense domestic competition, Toyota maintained its high market share in fiscal 2010 owing to the launch of the new Prius model and the new SAI hybrid vehicle, which were launched through all distribution channels for the first time, the launch of the first hybrid-only Lexus model, the HS250h, launches of other vehicles eligible for subsidies and tax breaks under government policies promoting eco-cars, and sales of Toyota’s existing models.

In order to respond flexibly to global demand fluctuations, Toyota has implemented the “Global Link Production System”. Through its Global Link Production System, Toyota strives to improve flexible production capabilities for various car models in its plants in Japan, thereby establishing a production system that can respond quickly and flexibly to the fluctuating demands of the overseas markets. Toyota also will implement a fundamental review of its existing domestic production system, as Toyota is greatly affected by conditions in Japan, which is the center from which Toyota develops, supports and supplies export vehicles.

Since Toyota formed an alliance with Fuji Heavy Industries, Ltd. (“FHI”) in 2005, Toyota and FHI have utilized each other’s resources in development and production such as moving some of Toyota’s production to FHI’s North American production center operated by Subaru of Indiana Automotive, Inc. In April 2008, in order to create synergy and to further strengthen competitiveness, Toyota, Daihatsu and FHI agreed on the following three points: (1) Toyota and FHI will jointly develop a compact rear-wheel-drive sports car that will be marketed by both Toyota and FHI, (2) Toyota will provide FHI with a compact car on an original equipment manufacturing basis (“OEM”) and (3) Daihatsu will supply FHI with mini-vehicles and an FHI version of the Daihatsu Coo compact car on an OEM basis. In order to promote a smooth cooperation, FHI transferred 61 million FHI shares owned by FHI to Toyota in July 2008. As a result of this transfer, Toyota owns 16.5% of FHI issued shares.

•

Review of Supply Framework Responding to the Change in Demand in the North American Market. In North America, one of Toyota’s most significant markets, Toyota expanded its production capability in the past few years and improved the product lineup in order to secure steady profits and to establish a self-reliant operational framework.

Although the North American market remains in difficult business conditions due to the economic recession brought about by the financial crisis beginning in fall 2008, new car sales showed signs of improvement in the latter half of 2009 due in part to scrapping incentive programs launched in July 2009.

The North American market is an important market representing approximately 29% of Toyota’s total global unit sales on a consolidated basis in fiscal 2010. Sales of models such as the Lexus RX, which was fully remodeled in February 2009, and the new Prius model introduced in May 2009 provide foundational support for Toyota’s total sales. Toyota hopes to increase its share with a Lexus-brand compact hybrid vehicle that Toyota plans to introduce at the beginning of 2011. In fiscal 2010, Toyota brand vehicles accounted for approximately 88%, and Lexus brand for approximately 12%, of the vehicle unit sales in the United States.

Toyota commenced sales of the first-generation Prius hybrid model in North America in 2000. The Prius became Toyota’s best selling model behind the Corolla and Camry, having gained particular support among persons concerned for the environment. Toyota released the first hybrid model under the Lexus brand, the RX400h, and the Highlander hybrid in 2005. And in July 2009, Toyota continued expansion of its hybrid models by commencing sales of the HS model under the Lexus brand.

Since announcing the LS model under the premium brand model Lexus in the U.S. in 1989, Toyota has expanded its Lexus sales with models including the GS, ES and IS. In 2009, Lexus sales exceeded 232 thousand units and Lexus became the most purchased luxury brand vehicle for the past ten consecutive years.

Toyota is continuing to revise its production system in North America in response to the substantially contracting sales market due to the economic downturn brought about by the financial crisis. In November 2008, due to a significant decline in demand for the Tundra, Toyota’s Texas plant was designated the sole production facility for the Tundra, which was previously produced jointly by

Toyota’s Indiana plant and Texas plant. Toyota’s Kentucky plant commenced production of the new Venza model in November 2008 and the Indiana plant began local production of the Highlander in October 2009. The new Woodstock plant in Canada commenced production of the RAV4 by single shift operation in November 2008 and the Cambridge plant in Canada commenced production of the remodeled Lexus RX in January 2009. Due to an increase in demand, production of the RAV4 at the Woodstock plant changed to double shift operation beginning March 2010.

Due to the termination of the NUMMI joint venture with GM in the middle of 2009, Toyota ceased placing orders with NUMMI and production was stopped at the NUMMI plant in April 2010. Equipment utilized in the production of the Tacoma model was transferred to the Texas plant, where production will begin in July 2010. Toyota plans to start the production of the Corolla at its Mississippi plant in fall 2011. The Corolla is currently produced at the Cambridge plant in Canada and finished vehicles are imported into North America from the Takaoka plant and the plant of the Kanto Auto Works, Ltd. in Japan.

•

Forging Solid Footing in European Operations with a Focus on Environmental Responsiveness. In the European market, Toyota is aiming to establish a presence comparable to that of major European automotive manufacturers. Toyota’s European unit sales on a consolidated basis in fiscal 2010 decreased by 19.2% compared to fiscal 2009 to 858 thousand units and market share fell below the level achieved in fiscal 2009 to 4.7%; however, Toyota remained the eighth largest manufacturer operating in the European market. In fiscal 2010, the automotive market in Europe continued to contract due to the economic recession brought about by the financial crisis beginning in fall 2008. In Western Europe, sales of the compact and eco-friendly models Aygo and Prius remained relatively steady due to government-enacted economic stimulus measures such as the scrapping incentives program in Germany. As a result, although Toyota’s unit sales decreased from the previous year, it was able to avoid a greater potential downturn.

By contrast, the decrease in sales in markets in Eastern Europe was prominent. In particular, significant market contraction in Russia, which experienced a rapid decline in exchange rates against both the U.S. dollar and Japanese yen, and other countries in the region resulted in Toyota’s Eastern European unit sales in fiscal 2010 failing to reach the level achieved in the previous year.

In order to comply with the increasingly stringent environmental regulations in Western European countries, Toyota is promoting sales of its existing fuel-efficient models. Toyota also plans to launch new model vehicles that meet carbon dioxide emission standards, following the Prius and the Auris HV introduced in April 2010.

Toyota has in the past increased local production in response to sales growth, establishing Toyota Motor Manufacturing (UK) Ltd. (“TMUK”) in 1992, Toyota Motor Manufacturing Turkey Inc. in 1994 and Toyota Motor Manufacturing France S.A.S. in 2001 as supply factories to Europe. With respect to Russia, where market growth is expected, Toyota began operation of a factory in 2007 at Toyota Motor Manufacturing Russia. However, in light of the current levels of demand in the United Kingdom, TMUK will limit its production to one production line at its Burnaston plant. TMUK will determine whether and when to reopen the second production line based on the direction of the market.

•

Establishing an Advantage in the Increasingly Significant Asian Market. In light of the importance of the Asian market that is expected to grow in the long term, Toyota aims to build an operational framework that is efficient and self-reliant as well as a predominant position in the automotive market in Asia. Operating income for Asia in fiscal 2010 increased compared to fiscal 2009. This increase is attributable to the recovery of markets in Thailand, Indonesia and elsewhere in Asia following the economic recession brought about by the financial crisis beginning fall 2008, and also due in part to the fact that Toyota made strategic investments in this market earlier than its major global competitors and developed relationships with local suppliers in the region. While competition in Asia is further increasing, Toyota believes that its existing local presence in the market provides it with a competitive advantage and expects to be able to promptly respond to demand for vehicles in the region.

Toyota is aiming to further increase its competitiveness by improving the product line-up offered in the region and increasing local procurement to decrease its exposure to foreign currency exchange fluctuations. For example, Toyota began producing IMV models (Hilux, Fortuner and Innova) in Thailand, Indonesia, India, the Philippines and Malaysia in fiscal 2005 and in Vietnam in fiscal 2006. Furthermore, with increased production capacity, the Thailand plant now produces IMV models (Hilux and Fortuner) for sale outside of Asia, including in Australia and in the Middle East, and has contributed greatly to the expansion of Toyota’s automotive business. Furthermore, Toyota Motor Thailand Co., Ltd., Toyota’s vehicle production base in Thailand, commenced production of the Camry Hybrid in July 2009. In India, Toyota is developing its business through local production and sales, constructing a second plant with an annual production capacity of 70 thousand units, and expects to commence production and sales of the Etios compact model designed specifically for the Indian market. Toyota expects to commence production of the Etios at the end of 2010.

•

Promoting Vehicle Sales in Central and South America, Oceania, Africa and the Middle East. With respect to Central and South America, Oceania, Africa and the Middle East, unit sales decreased as a result of a downturn in the markets. As a result, in fiscal 2010, Toyota’s consolidated unit sales in the regions was 1.139 thousand units, a decrease of approximately 21.1% from fiscal 2009. The core models in this region are global models such as the Corolla, IMV (Hilux) and the Camry, which are designed to satisfy regional demands, while keeping production costs down by using common platforms and core parts and components with vehicle models in other regions. Furthermore, Toyota Motor Corporation Australia Ltd., Toyota’s vehicle production base in Australia, commenced production of the Camry Hybrid in the beginning of 2010.

In these regions, which are expected to become increasingly important to Toyota’s business strategy, Toyota aims to develop new products which meet the specific demands of each region, increase production and further promote sales.

•

Securing Stable Development in China. Toyota has been conducting its operations in China through joint ventures, and its success in producing products that meet local demands and in establishing its sales and service network has significantly contributed to Toyota’s profits. Based on the firm business foundation that it has established, Toyota is conducting its operations with the aim of promoting further growth and increasing profitability through further development of its sales and service network and expansion of its product lineup.

In China, Toyota has been conducting joint ventures with two major partners. First, with respect to the joint venture with China FAW Group Corporation, since Toyota first launched the Vios through the joint venture in 2002, Toyota has been producing and selling seven car models in China, including the Land Cruiser Prado, Land Cruiser, Corolla, Crown, REIZ and Coaster. With regard to increasing production capacity, in May 2007, Toyota commenced production of the new Corolla on the second line of the Tianjin Teda plant with an annual production capacity of 200 thousand units, and commenced production of the RAV4 on the same line in March 2009. Toyota is currently constructing a new factory in Changchun, China, where Toyota will begin producing Corollas in 2012 with an annual production capacity of 100 thousand units. Guangzhou Toyota Motor Co., Ltd., a joint venture between Toyota and Guangzhou Automobile Group Co., Ltd., commenced production of the Camry in May 2006 with an annual production capacity of 100 thousand units on a single shift basis and, by late 2006, it expanded its annual production capacity to 200 thousand units on a double shift basis. In addition, it commenced production of the Yaris in May 2008, and the second Guangzhou plant commenced production of the Highlander in May 2009 and the Camry hybrid in April 2010.

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

•	contributing to efforts to preserve the environment through promotion of and further improvement in hybrid technology (including efforts for cost reduction and enhanced performance),

•	the improvement of fuel economy technology in gasoline engines and improvement of technologies to comply with more stringent emissions standards regulations,

•	the improvement of engine performance and fuel economy in clean diesel engines,

•	the development of automobiles powered by electricity, fuel cells and other non-traditional fuel technologies, and

•	the improvement of technologies that pursue driving and vehicle safety.

In particular, Toyota considers addressing environmental issues as one of its top priorities and aims to curtail environmental burden by reducing carbon dioxide emission at all levels of operations, namely in automobile design to production, distribution, disposal, and recycling. In addition, in order to utilize diverse energy sources that can replace oil, Toyota plans to commercialize plug-in hybrid vehicles that can be charged from household power supplies, mass-produce electric vehicles and develop next-generation batteries, develop biofuel as an alternative fuel source, and develop fuel cell vehicles. A chief example of Toyota’s leadership in environmental technology was the introduction of the hybrid Prius into the Japanese market in 1997.

In addition, Toyota began leasing the Toyota FCHV, the first ever fuel cell hybrid vehicle, in 2002. In 2005, these vehicles became the first fuel cell hybrid vehicles to acquire vehicle type certification in Japan and Toyota has continued to lease them since then.

With respect to the development of fuel cell hybrid vehicles, Toyota has focused on establishing mechanisms to address technological issues and other fundamental research, using data obtained through testing. Toyota’s testing activities include demonstration studies through the Japan Hydrogen & Fuel Cell Demonstration Project, which is run by the Ministry of Economy, Trade and Industry of Japan, road testing in the U.S. as part of the California Fuel Cell Partnership and evaluating the performance of its vehicles in cold climates in Timmins, Canada.

Furthermore, Toyota began leasing its new Toyota Fuel Cell Hybrid Vehicle — advanced (the new “Toyota FCHV-adv”) in September 2008. Based on the results of the research described above, Toyota has remodeled the fuel cell system in the new Toyota FCHV-adv and has made significant improvements to low-temperature startup performance and cruising distance, in order to improve the prospects of its widespread use.

Aiming to bring about the widespread use of fuel cell vehicles, Toyota is making efforts to improve the durability and reduce the cost of its proprietary high-performance polymer electrolyte fuel cell, the Toyota FC Stack, by making use of actual feedback obtained from the lessees. Toyota also believes that participation in other cooperative efforts with the government, the energy industry and other concerned parties will help bring about the widespread use of fuel cell vehicles.

In November 2006, Toyota entered into a basic agreement with Isuzu Motors Limited, to complement each other technologically in the development and production of diesel engines and other areas. In August 2007, the parties reached a basic agreement to develop, manufacture and distribute aluminum block diesel engines with 1.6 liter-class emission to be used in Toyota cars to be introduced in the European market. However, in light of the downturn of the European market, joint development was suspended in December 2009.

In May 2010, Toyota and Tesla Motors, Inc. (“Tesla”) came to a basic agreement to cooperate on electric vehicles and parts development, production and engineering support. The two companies will determine the scope and content of the business alliance. The business alliance is accompanied by an investment of $50 million in Tesla by Toyota.

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

•	Improve Efficiency. Toyota is working on the following to create a structure allowing for efficient development, production and sales that can respond flexibly to changes in the external environment:

•	working with suppliers to dramatically enhance the efficiency of development,

•	building a production structure that can withstand fluctuations in demand and currency exchange rates, and

•	strengthening sales capabilities in line with local conditions.

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

•	implementing Ryohin-Renka Cost Innovation (RR-CI) activity, which aims at the elimination of waste in all processes from design to production while ensuring the reliability and safety of each part,

•	applying advanced information technologies to improve efficiency throughout the product development and production processes,

•	increasing the focus on global purchasing opportunities, and optimizing purchasing from suppliers through standardization and modularization,

•	streamlining production systems, and

•	improving the efficiency of domestic and international distribution.

Toyota is further improving production efficiency by installing more versatile equipment and systems, modifying vehicle body designs to allow for a greater variety of models on each production line and sharing more parts among vehicles.

Toyota continues to focus on reducing costs and improving efficiencies through various measures. One of these measures is the reduction in the number of platforms used in vehicle production. Platforms are the essential structures that form the base of different vehicle models. By using a common platform for the production of a greater number of models, Toyota believes that it will be able to decrease the substantial expenditures required to design and develop vehicles. In addition, Toyota believes that it will be able to achieve the scale benefits of producing larger volumes per platform, thereby reducing the manufacturing cost per vehicle.

In addition to using common platforms, Toyota continues to focus on other methods of increasing the commonality of parts and components used in different models. These steps include reducing model variations and the number of parts used in each model. Toyota is seeking to increase the efficiency of procurement from outside suppliers by making use of a common global database to enable plants in different areas of the world to purchase parts and materials from the most competitive sources. Furthermore, Toyota is conducting RR-CI activities, which are cost reduction activities. RR-CI activities incorporate the VI (Value Innovation) activities that Toyota previously developed, strengthened by a focus on manufacturing products meeting the needs of customers in each region and vehicle classification. In addition, Urgent VA (Value Analysis) Activity, an urgent cost reduction activity that Toyota started in 2008 together with its suppliers with a focus on reducing costs of existing models, will be implemented constantly under the renewed name of All Toyota VA Activity beginning in 2010.

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

Strengthening Finance Operations for Sales

Toyota’s financial services include loans and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value-added service. In July 2000, Toyota established a wholly-owned subsidiary, Toyota Financial Services Corporation, to oversee the management of Toyota’s finance companies worldwide, through which Toyota aims to strengthen the overall competitiveness of its financial business, improve risk management and streamline decision-making processes. Toyota plans to expand its network of financial services, in accordance with its strategy of developing auto-related financing businesses in significant markets. Accordingly, Toyota currently operates financial services companies in 33 countries and regions, which support its automotive operations globally.

Maintain Financial Strength

Toyota currently enjoys high credit ratings which it believes reflect, among other factors, its strong financial position. Toyota currently maintains highly-liquid current assets such as cash and marketable securities and maintains the necessary liquidity in business operations as well as a high capital ratio. Toyota’s financial strength is the financial flexibility that its conservative financial strategy affords. While a challenging business environment has continued due to the economic recession brought about by the financial crisis beginning in fall 2008, by managing an even more adequate cash flow and maintaining a strong financial foundation as described, Toyota believes it will be able to maintain the resources necessary to fund its research and development expenditures, capital expenditures and financing operations even if it experiences short-term fluctuations in earnings.

Focus on Shareholder Value

Toyota deems the benefit of its shareholders as one of its priority management policies, and it is working to improve corporate structure towards the realization of sustainable growth in order to enhance its corporate value. Toyota will strive to continue to pay dividends while giving due consideration to factors such as business results for each term, investment plans and its cash reserves. In order to survive stiff competition, Toyota plans to utilize its internal funds for the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and sense of security. Considering these factors, an annual dividend of 45 yen per share was paid for fiscal 2010, consisting of a year-end dividend of 25 yen per share and an interim dividend of 20 yen per share.

Toyota has decided, for the time being, to refrain from repurchasing its own shares, in order to prioritize retention of reserves of cash reserves given the uncertain future of global financial conditions. Since Toyota began repurchasing shares in fiscal 1997, the cumulative number of shares repurchased as of the end of March 2010 was 736.98 million shares at a total cost of ¥2,868.8 billion. The following table shows the number of shares repurchased and the cost of repurchase of those shares for each of the periods indicated:

	Year Ended March 31,
	2006	2007	2008	2009	2010
Number of shares repurchased	28 million	45 million	49 million	15 million	0
Approximate amount paid	¥134 billion	¥300 billion	¥317 billion	¥73 billion	0

Toyota’s future share repurchases will be influenced by factors such as Toyota’s future earnings and financial position. For more details, please see “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Automotive Operations

Toyota’s revenues from its automotive operations were ¥17.2 trillion in fiscal 2010, ¥18.6 trillion in fiscal 2009 and ¥24.2 trillion in fiscal 2008.

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

Vehicle Models

Toyota’s vehicles (produced by Toyota, Daihatsu and Hino) can be classified into two categories: hybrid vehicles and conventional engine vehicles. Toyota’s product line-up includes subcompact and compact cars, mini-vehicles, mid-size, luxury, sports and specialty cars, recreational and sport-utility vehicles, pickup trucks, minivans, trucks and buses.

Hybrid Vehicles

The world’s first mass-produced hybrid car was Toyota’s Prius. It runs on an efficient combination of a gasoline engine and motor. This system allows the Prius to travel more efficiently than conventional engine vehicles of comparable size and performance. The hybrid design of the Prius also results in the output of 75% less emission than the maximum amount allowed by Japanese environmental regulations. Toyota views the Prius as the cornerstone of its emphasis on designing and producing eco-friendly automobiles. As of the end of March 2010, the total number of Toyota’s hybrid vehicles sold was just less than 2.439 million units.

In May 2007, Toyota introduced the LS600h hybrid sedan in Japan, North America, and Europe, which Toyota believes offers the highest quality of the Lexus brand to date. In May 2008, Toyota introduced the hybrid version of the Crown, which is the signature model of the Toyota brand, in Japan. In April 2009, the Lexus RX450h, which is the fully-remodeled Lexus RX400h, was successively introduced in Japan, North America and Europe. The Prius, of which 1.742 million units have been sold (as of the end of March 2010) since it was first introduced in 1997 and whose name has become synonymous with hybrid vehicles, underwent its second full model change in May 2009. The hybrid vehicles HS250h and SAI were introduced in July 2009 and December 2009, respectively. And in December 2009, Toyota began leasing the Prius plug-in hybrid equipped with a lithium ion battery targeted at certain corporate users including electrical power companies. Toyota anticipates strong growth in the hybrid vehicles area and will continue to introduce new models.

Toyota began limited sales of a fuel cell hybrid vehicle in Japan and the United States in December 2002. In June 2005, Toyota’s new fuel cell hybrid passenger vehicle became the first in Japan to acquire vehicle type certification under the Road Vehicles Act, as amended, on March 31, 2005, by Japan’s Ministry of Land, Infrastructure, Transport and Tourism. Leases for the vehicle began in July 2005. By 2007, Toyota was able to make improvements to start up and cruising distance at temperatures below freezing, which were technological challenges. Toyota has made advances by solving technological issues such as the above, and has been working towards the practical use of such solutions.

Toyota aims to continue its efforts to offer a diverse line-up of hybrid vehicles, enhance engine power while improving fuel economy, and otherwise work towards increasing the sales of hybrid vehicles.

Conventional Engine Vehicles

Subcompact and Compact

Toyota’s subcompact and compact cars include the four-door Corolla sedan, which is one of Toyota’s best selling models. The Yaris, marketed as the Vitz in Japan, is a subcompact car designed to perform better and offer greater comfort than other compact cars available in the market, with low emissions that are particularly attractive to European consumers. In Japan, Toyota introduced the micropremium iQ in November 2008 and the remodeled Passo in February 2010. In the United States, Toyota introduced the Scion xB and Scion xD in 2007.

Mini-Vehicles

Mini-vehicles are manufactured and sold by Daihatsu. Daihatsu manufactures mini-vehicles, passenger vehicles, commercial vehicles and auto parts. Mini-vehicles are passenger cars, vans or trucks with engine displacements of 660 cubic centimeters or less. Daihatsu sold approximately 571 thousand mini-vehicles and 138 thousand automobiles on a consolidated basis during fiscal 2010. Daihatsu’s largest market is Japan, which accounted for approximately 80% of Daihatsu’s unit sales during fiscal 2010.

Mid-Size

Toyota’s mid-size models include the Camry, which has been the best selling passenger car in the United States for twelve of the past thirteen calendar years (From 1997 to 2009) and also for the last eight consecutive years. The Camry was fully remodeled in January 2006. Camry models include the Camry Solara sport coupe. Camry sales in the United States for 2009 were approximately 357 thousand units (including approximately 7 thousand Solaras and approximately 23 thousand hybrid vehicles). In addition, Toyota’s other mid-size models include (i) the REIZ for the Chinese market, (ii) the Avensis, which was remodeled in November 2008 for the European market, and (iii) the Mark X, which was remodeled in October 2009 for the Japanese market.

Luxury & Large

In North America, Europe and Japan, Toyota’s luxury lineup consists primarily of vehicles sold under the Lexus brand name. In the United States, Lexus has earned the title of best-selling luxury brand for the tenth consecutive year by selling approximately 216 thousand units in 2009. Lexus passenger car models include the LS, the GS, the HS, the ES and the IS. Lexus models also include luxury sport-utility vehicles sold in the United States, such as the GX, the RX and the LX. Toyota commenced sales of its luxury automobiles in Japan under the Lexus brand in August 2005. As of May 31, 2010, the Lexus brand lineup in Japan includes the LS, GS, HS, IS, RX, SC and IS F. The Toyota brand’s full-size luxury car, the Crown, was remodeled in February 2008, and the Crown Majesta was remodeled in March 2009. Toyota also sells the Century limousine in Japan.

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

Recreational and Sport-Utility Vehicles and Pickup Trucks

Toyota sells a variety of sport-utility vehicles and pickup trucks. Toyota sport-utility vehicles available in North America include the Sequoia, the 4Runner, the RAV4, the Highlander, the FJ Cruiser and the Land Cruiser, and pickup trucks available are the Tacoma and Tundra. The Tacoma, the Tundra, the Highlander and the Sequoia are manufactured in the United States. Toyota also offers three types of sport-utility vehicles under the Lexus brand, including the GX, the RX, as well as the LX. Toyota also manufactures the RX model in

Canada. Toyota’s pickup truck, the Hilux, has been the best selling model of all Toyota cars sold in Thailand. In December 2008, Toyota introduced the new Venza in North America. The fully remodeled RX was introduced in February 2009 in North America and in March 2009 in Europe. In Japan, the RX was introduced for the first time in January 2009.

Minivans and Cabwagons

Toyota offers several basic models for the global minivan market. Its largest minivan, the Alphard was remodeled in May 2008 in Japan at the same time that the Vellfire was introduced. In addition, the Corolla Verso was introduced in December 2008 in Europe, and the Wish was remodeled in April 2009 in Japan. Toyota’s other minivan models include, in Japan, the Hiace, the Regius Ace, the Estima, the Noah, the Voxy, the Sienta, the Isis and the Passo Sette and, in North America, the Sienna.

Trucks and Buses

Toyota’s product lineup includes trucks (including vans) up to a gross vehicle weight of five tons and micro-buses, which are sold in Japan and in overseas markets. Trucks and buses are also manufactured and sold by Hino, a subsidiary of Toyota. Hino’s product lineup includes large trucks with a gross vehicle weight of over eleven tons, medium trucks with a gross vehicle weight of between five and eleven tons, and small trucks with a gross vehicle weight of up to five tons. Hino held the largest share of the Japanese large truck market in fiscal 2010. Hino’s bus lineup includes medium to large buses used primarily as tour buses and public buses, small buses and micro-buses. Toyota and Hino maintain a large share of the small bus (including micro-buses) market in Japan.

Product Development

New cars introduced in Japan during fiscal 2010 and thereafter include the SAI, the Prius plug-in hybrid, the Lexus RX450h, the Lexus IS250C and the Lexus HS250h. Remodeled cars in Japan during fiscal 2010 and thereafter include the Wish, the Prius, the Land Cruiser Prado, the Mark X and the Passo. New cars introduced outside Japan during fiscal 2010 and thereafter include the Prius plug-in hybrid, the Lexus RX450h, the Lexus IS250C and the Lexus HS250h introduced in the U.S., and the Urban Cruiser, the Prius plug-in hybrid, the Lexus RX450h and the Lexus IS250C in Europe.

Remodeled cars sold in the United States during fiscal 2010 and thereafter include the Prius, the 4Runner, the Sienna and the Lexus GX. Remodeled cars sold in Europe during fiscal 2010 and thereafter include the Corolla Verso, the Prius, the Land Cruiser Prado and the Lexus GX. The IMV product lineup based on the Innovative International Multi-purpose Vehicle project (IMV) to optimize global manufacturing and supply systems is a lineup of strategic multipurpose vehicles produced from a single platform to meet market demand. The IMV product lineup includes, as of May 31, 2010, one or all of the Hilux, Fortuner and Innova are available in all regions except for Japan and North America.

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

	Year Ended March 31,
	2006		2007		2008		2009		2010
	Units	%	Units	%	Units	%	Units	%	Units	%
Market
Japan	2,364,484	29.7%	2,273,152	26.7%	2,188,389	24.6%	1,944,823	25.7%	2,162,418	29.9%
North America	2,556,050	32.1	2,942,661	34.5	2,958,314	33.2	2,212,254	29.2	2,097,374	29.0
Europe	1,022,781	12.8	1,223,628	14.3	1,283,793	14.4	1,061,954	14.0	858,390	11.9
Asia	880,661	11.0	789,637	9.3	956,509	10.7	904,892	12.0	979,651	13.5
Other*	1,150,587	14.4	1,295,581	15.2	1,526,934	17.1	1,443,433	19.1	1,139,329	15.7

Total	7,974,563	100.0%	8,524,659	100.0%	8,913,939	100.0%	7,567,356	100.0%	7,237,162	100.0%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

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

	(Thousands of Units)
	Fiscal Year Ended March 31,
	2006	2007	2008	2009	2010
Japan:
Total market sales (excluding mini-vehicles)	3,915	3,590	3,428	2,894	3,184
Toyota sales (retail basis, excluding mini-vehicles)	1,735	1,643	1,564	1,331	1,535
Toyota market share	44.3%	45.8%	45.6%	46.0%	48.2%

	(Thousands of Units)
	Calendar Year Ended December 31,
	2005	2006	2007	2008	2009
North America:
Total market sales	20,353	19,979	19,360	16,294	12,705
Toyota sales (retail basis)	2,514	2,840	2,923	2,537	2,053
Toyota market share	12.4%	14.2%	15.1%	15.6%	16.2%

Europe:
Total market sales	21,138	21,799	23,100	21,212	18,314
Toyota sales (retail basis)	1,013	1,144	1,261	1,141	905
Toyota market share	4.8%	5.2%	5.5%	5.3%	4.9%

Asia:
Total market sales	5,214	5,107	5,463	5,540	5,933
Toyota sales (retail basis)	838	750	779	809	779
Toyota market share	16.1%	14.7%	14.3%	14.6%	13.1%

Japan

Since the financial crisis in fall 2008, the Japanese economy has stagnated and the automobile market has seen a rapid decrease in consumer demand. Toyota faces great challenges as future employment concerns weaken consumer spending. Despite this trend, Toyota believes that Japan continues to be the most important market for Toyota’s automotive products. The Japanese automotive industry is highly competitive. It includes five major domestic manufacturers, five specialized domestic producers and a growing volume of imports from major United States and European manufacturers. The prolonged economic slump in the Japanese economy has also shifted consumer preference towards more affordable automobiles such as compact and subcompact vehicles and towards utility vehicles such as mini-vans. For more than 40 years, Toyota has maintained its position as the largest automobile manufacturer in Japan. Every year since fiscal 1999, Toyota, excluding Daihatsu and Hino, has achieved a market share (excluding mini-vehicles) of over 40%, reflecting in part the success of the introduction of new models for subcompact and compact cars, mini-vans and sedans. In fiscal 2010, Toyota’s (excluding Daihatsu and Hino) share of the domestic market excluding mini-vehicles was 48.2%, and Toyota’s (including Daihatsu and Hino) share of the market including mini-vehicles was 44.3%. In August 2005, Toyota launched the Lexus brand in Japan and recorded a market share of 22.0% in the luxury market in 2009. Toyota aims to further distinguish the Lexus brand by continuing to attract new and affluent customers including customers that typically had purchased imported vehicles.

North America

In North America, with the United States as its primary market, Toyota offers a wide range of products in all model types except for one-ton/half-ton trucks and buses. Toyota’s consolidated vehicle unit sales in North America was 2,098 thousand units in fiscal 2010. The United States is the largest portion of the North American market for Toyota, representing approximately 86% of its total retail unit sales in the region. Toyota’s retail unit sales in North America in fiscal 2010 was at 90% of its retail unit sales in fiscal 2009, due to the weak market conditions resulting from the downturn in the economy stemming from the financial crisis which began in the fall of 2008. However, the scrap incentive introduced in July 2009 boosted sale of new vehicles, and the Lexus RX, which was fully remodeled in February 2009, together with the new Prius, which was introduced in May 2009, contributed to overall sales. Consequently, Toyota’s market share in the United States in 2009 was a record 17%. Competition in North America, particularly the United States is intense. Toyota’s principal competitors in North America are General Motors, Ford, Chrysler, Honda and Nissan. In recent years, Hyundai of Korea has shown remarkable growth.

The effects of suspension of sales due to the sticking accelerator pedal recall resulted in a temporary drop in sales units in February 2010. However, sales started to recover in March 2010. Toyota will continue to work towards regaining customer confidence through the implementation of various sales promotion measures.

Europe

Consolidated European sales of Toyota vehicles in fiscal 2010 was 858 thousand units, down 19.2% from fiscal 2009. In 2009, Toyota had a market share in Europe of 4.9% and achieved annual retail unit sales of approximately 905 thousand units, down 0.4% as compared to the previous year. Sales in Germany, where the government’s economic stimulus package had been effective, increased as compared to the previous year. However, sales in most other countries decreased from the previous year, resulting in an overall decrease in sales in the European market. Toyota will aim to improve its operations by seeking opportunities to increase sales by taking advantage of measures taken by various governments to stimulate demand. Toyota’s principal European markets are Germany, France, the United Kingdom, Italy, Spain and Russia. Toyota’s principal competitors in Europe are Volkswagen, Opel, Renault, Ford and Peugeot.

Asia and China

Consolidated Asian sales of Toyota vehicles in fiscal 2010 was 979 thousand units, up 8.3% from fiscal 2009. In 2009, Toyota had a market share in Asia of 13.1% and achieved annual retail unit sales of approximately 779 thousand vehicles. Increased sales due to market recoveries primarily in Thailand and in Indonesia contributed to the growth in Asian sales. Toyota’s principal Asian markets are Thailand, Indonesia, India, Malaysia and Taiwan.

In China, vehicle sales increased 50% from 9.10 million in 2008 to 13.7 million in 2009, and the market has expanded from 2008 due to strong economic growth. In this market, Toyota’s sales was 710 thousand vehicles. In the locally produced passenger vehicle market (total of approximately 8.6 million units), Toyota’s sales was 660 thousand units, for a market share of 8%. Due to the economic downturn stemming from the financial crisis beginning in fall of 2008, Toyota conducted an inventory optimization between January and April 2009 to deal with the temporary increase in inventory. However, Toyota’s sales for 2009 resulted in a record high reflecting strong sales of the RAV4 (locally produced since March 2009) and the Highlander (locally produced since May 2009), as well as the effects of increased sales of existing models. As for Toyota’s distribution network, Toyota has been expanding the distribution network for locally produced vehicles in cooperation with Chinese joint venture partners under Tianjin FAW Toyota Motor Co., Ltd. and Guanqi Toyota Motor Co., Ltd., and for imported vehicles, Toyota has also been expanding the Lexus brand sales network. Toyota plans to further increase sales by expanding the number of dealers and the product lineup for both locally produced and imported vehicles. In addition, as the market in China develops, Toyota plans to promote the so-called “Value Chain” businesses such as used cars, services, financing and insurance.

South and Central America, Oceania, Africa and the Middle East

Consolidated sales of Toyota vehicles in fiscal 2010 in South and Central America, Oceania, Africa and the Middle East (collectively, the “Four Regions”) was approximately 1,139 thousand units, down 21.1% from fiscal 2009. This decrease was primarily due to the market downturn as well as intensifying competition, including the increased presence of Korean automobiles. Toyota’s principal markets in the Four Regions are Brazil, Australia, Saudi Arabia, Oman and South Africa.

Production

Toyota and its affiliates produce automobiles and related parts and components through more than 50 manufacturing companies in 26 countries and regions around the world. Toyota’s major manufacturing facilities include plants in Japan, the United States, Canada, the United Kingdom, France, Turkey, Thailand, China, Taiwan, South Africa, Australia, Argentina, Brazil, Indonesia and India. Daihatsu brand vehicles are produced at 4 factories in Japan and 6 manufacturing companies in 6 other countries, including Indonesia and Malaysia. Hino produces medium trucks for the North American market in Ontario, Canada and West Virginia, United States. Toyota decided to stop issuing production orders, however, to NUMMI, a joint venture in the United States between Toyota and General Motors Corporation (currently Motors Liquidation Company). For a listing of Toyota’s principal production facilities, see “Information on the Company — Property, Plants and Equipment”.

In promoting a sustainable growth strategy, establishing a system capable of providing optimal supply of products in the global market is integral to Toyota’s strategy. In May 2010, Toyota announced its production strategy aimed at achieving an optimal supply system in the global market. For example, Toyota will increase its local production capacities to meet a wide range of growing customer demands in a timely manner in emerging countries such as China and India. On the other hand, in developed countries with mature markets, Toyota will reconsider production models to respond to changes in market demand and establish a flexible and efficient production system that can withstand currency fluctuations. In 2009, approximately 65% of Toyota automobiles sold in overseas markets were manufactured in overseas plants by Toyota and its unconsolidated affiliates. In 2009, approximately 60% of Toyota vehicles sold in North America were produced in North America. Of the vehicles sold in Europe in 2009, approximately 57% were produced in Europe. In fiscal 2010, Toyota produced on a consolidated basis approximately 3,956 thousand vehicles in Japan and approximately 2,853 thousand vehicles overseas, compared to approximately 4,255 thousand vehicles in Japan and approximately 2,796 thousand vehicles overseas in fiscal 2009.

The following table shows the worldwide vehicle unit production by Toyota for the periods shown. These production figures do not include vehicles produced by Toyota’s unconsolidated affiliates. The sales unit information elsewhere in this annual report includes sales of vehicles produced by these affiliates. Vehicles produced by Daihatsu and Hino are included in the vehicle production figures set forth below.

	Year Ended March 31,
	2006	2007	2008	2009	2010
Units Produced	7,711,647	8,180,951	8,547,200	7,051,032	6,809,440

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

In addition to the two principal elements described above, the Toyota Production System seeks to increase manufacturing efficiency and product quality internally through on-site identification and analysis of problems, improving transparency throughout the production process, and resolving problems at the source. As one means of realizing these goals, Toyota utilizes sophisticated information technologies to improve each step of its vehicle development process, from product planning to commencement of mass-production. These technologies are intended to enhance flexibility, simplicity, quality, cost competitiveness, and speed. Specifically, detailed computer simulation of the assembly and test-run of a new vehicle or new vehicle production equipment or system is conducted before a prototype is made. An actual prototype is made only after defects and related issues have been identified and resolved by computer simulation, thereby minimizing the time required for rebuilding prototypes and significantly shortening the time required for production. Moreover, this system is used to prepare virtual factories and other visual aids in order to facilitate training and communication at overseas plants and enable the efficient transfer of necessary technology and skills.

In order to strengthen manufacturing and promote localization of overseas production, Toyota established the Global Production Center (“GPC”) in July 2003 as a development and training center for global human resources. The GPC is intended to introduce local managers to the Toyota methodology, allowing them to train their subordinates with the local management. GPC develops efficient training systems and formulaic, simplified and easy-to-understand methodology. One characteristic of the GPC is that managers and supervisors, new hires and experienced workers can all receive common skill training. GPC’s training system involves a pre-training phase where trainees learn basic skills and discover the skills that they must acquire through image training. This is followed by various steps, from basic skill training, elemental task training, to standard task training, which is a sure method of training. The fruits of this training method are reduced training time, higher levels of achievement and the efficiency of training. Since January 2006, Toyota has opened regional GPCs in North America, Europe and Asia. In each region, Toyota commenced courses where trainees from each department are trained by local trainers to become trainers themselves. Since its establishment, GPC (including regional GPCs) has trained approximately 25,000 people in 7 years.

With the aim of enhancing its competitive edge in “self-manufacturing”, Toyota, since 2001, has been developing and implementing the “simple and user-friendly operation systems & facilities that can be handled by anyone, anywhere”. Toyota is developing its innovative production system, facilities and processing technologies and is currently promoting it at a global level.

Distribution

Toyota’s automotive sales distribution network is the largest in Japan. As of March 31, 2010, this network consisted of 289 dealers employing approximately 36,000 sales personnel and operating approximately 4,800 sales and service outlets. Toyota owns 18 of these dealers and the remainder is independent. In addition, as of March 31, 2010, Daihatsu’s sales distribution network consisted of 62 dealers employing approximately 5,500 sales personnel and operating approximately 700 sales and service outlets. Daihatsu owns 36 of these dealers and the remainder is independent.

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

Sales of Toyota vehicles in Japan are conducted through four sales channels — “Toyota,” “Toyopet,” “Corolla” and “Netz.” In addition, Toyota introduced the Lexus brand to the Japanese market in August 2005, and currently distributes the Lexus brand vehicles through a network of approximately 170 sales outlets in order to enhance its competitiveness in the domestic luxury automobile market. The following table provides information for each channel as of March 31, 2010.

	Dealers
Channel	Toyota Owned	Independent	Total	Market Focus
Toyota	6	43	49	Luxury channel for Toyota brand vehicles
Toyopet	5	47	52	Leading channel for the medium market
Corolla	4	70	74	Volume retail channel centering on compact models
Netz	3	111	114	Sales channel targeting customers with new values for the 21st century

Brand	Sales Outlets	Market Focus
Lexus	165	Premium brand

Outside Japan, Toyota vehicles are marketed through approximately 180 distributors in approximately 170 countries and regions. Through these distributors, Toyota maintains networks of dealers. The chart below shows the number of Toyota distributors as of April 2010 by country and region:

Country/Region	Number of Countries	Number of Distributors
North America	3	5
Europe	36	30
China	1	4
Asia (excluding China)	17	12
Oceania	17	16
Middle East	17	14
Africa	53	55
Central and South America	31	42

Daihatsu vehicles are sold in at least 130 countries and regions through approximately 2,300 sales outlets.

Increase Vehicles Functionality and Intelligent Transport Systems

Toyota is striving to increase vehicle functionality that will increase the attractiveness of vehicles and the excitement of driving. Toyota is also working in various ways to comprehensively realize enhanced transport systems that are aimed at transporting people and goods in a smooth and efficient manner and to build a safe transportation environment. ITS combines automotive technologies and information technologies in an effort to provide vehicle occupants with an array of information and enhanced safety features.

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

In addition to the above, Toyota also operates a Japanese-language website, GAZOO.com. The name “Gazoo” originates from the Japanese word gazo meaning images. Gazoo was established as a membership Internet service linking Toyota, its national dealer network and Gazoo members, and has provided information on new and used Toyota automobiles and related services as well as online shopping capabilities. Currently, in addition to information on Toyota automobiles, Gazoo provides information on automobile companies, at the same time providing information as a membership automobile portal site with an enhanced blog function. Furthermore, Toyota is using new content such as Gazoo Racing and Gazoomura to further add to its content line-up. In October 2008, Toyota introduced the new Internet-based service TOYOTA METAPOLIS, which is Toyota’s own virtual city created using 3-D imaging, to inspire new interest in cars and propose new ways for people to enjoy their vehicles through the Internet. Toyota utilized its GAZOO technology to further expand its motor vehicle information service by launching the G-BOOK telematics service in Japan in fall 2002 and G-Link, which is a service exclusive to Lexus, in August 2005. Toyota also offers the theft detection service, the vehicle tracking service, the operator support service and so on as standard to enhance services aiming to provide safety, security and comfort for G-BOOK and G-Link users in their lifestyle using automobiles. With G-BOOK mX announced in April 2007, Toyota started offering services that allow drivers to use more convenient navigation systems such as “Map-on-Demand” — the world’s first technology for automatically updating map data. Also, Toyota has further strengthened its ties with Gazoo and G-BOOK and has for example allowed map information searched on a blog on GAZOO.com to be used on G-BOOK, further maturing as a comprehensive telematics service. In Japan, Toyota is seeking to promote the use of the G-BOOK by equipping all Crown models with the G-BOOK and increasing the number of car navigation system models that are compatible with the G-BOOK. Toyota has also licensed its G-BOOK technology to certain other competitors in Japan. Toyota is applying the technology and experience it has accumulated in Japan to regions outside Japan. G-BOOK services have been available in China since March 2009, and Toyota is planning to commence its unique telematics services in the United States in August 2009.

In addition, in March 2004, Toyota launched its state-of-the-art CRM (Customer Relationship Management) system called e-CRB (evolutionary Customer Relationship Building) in Thailand. e-CRB builds on a technology cultivated through the development of Gazoo and G-BOOK and offers its customers a variety of services such as providing information of new vehicles, accepting requests for brochures and estimates and notifying customers when it is time for maintenance by keeping track of the vehicle’s maintenance history and mileage. In addition, e-CRB offers an advanced operation system that can be utilized comprehensively at dealers including with respect to new and used vehicles and services. Toyota is currently promoting e-CRB in countries including China, Thailand and Australia where steady progress has been made as the service-in rate (the number of vehicles being serviced in relation to a whole) has increased.

Also, Toyota introduced a system called Sales Logistics Integrated Management (SLIM) in Guangzhou, China that provides real information related to sales. By utilizing such information in its production and distribution, Toyota is able to realize the Just-in-Time production system of producing and delivering only the amount of automobiles that have been sold. SLIM has been recognized to significantly increase the freshness of inventory and improve cash flow.

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

•

VDIM (Vehicle Dynamics Integrated Management) is a system that constantly monitors the driver’s operations and the vehicle’s situation and centrally manages the engine, the steering mechanisms and the brakes. By starting control even before the vehicle’s control limits are reached, the VDIM achieves a high level of ‘active safety’ and improves driving performance namely running, turning and stopping.

•

“Pre-collision Safety System” is a system that perceives the possibility of a crash with obstacles or the car in front by millimeter-wave radar sensor that can precisely detect objects even in bad weather condition. If it is determined to be unavoidable, it proceeds to activate safety devices at an early stage to reduce any damage caused by collisions. Toyota is also developing an advanced system that determines unavoidable collision at an earlier stage with a system using a front camera that better detects objects and a driver monitoring camera that detects facial orientation and the opening and closing of eyes.

•

Adaptive Cruise Control (with all-speed tracking function) allows the vehicle to keep a constant distance between itself and the preceding vehicle within a range of speed from zero to a preset speed, automatically slowing down and stopping if necessary to avoid collision. When the car in front speeds up, it allows the driver to accelerate, resuming the system.

•

“Lane Keeping Assist System” is a system that uses a camera to detect the white or yellow lane markers on the road surface ahead while driving on the highway. The system assists the driver’s operation of the steering wheel by signaling a warning of a deviation from the lane and by controlling electric power steering, in order to help keep the vehicle traveling between the lane markers. This system does not automatically control the steering to maintain travel between lane markers, but requires the steering of the driver.

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

Enhancing Transport Systems. Enhancing transport systems requires addressing various factors that are pertinent not only to cars but also roads, people and public transport systems in order to ensure the smooth and efficient movement of people and vehicles and to build a safe transportation environment. Although the scope of enhancing transport systems is wide, recent advances in information technology and ITS are making it possible to develop various systems that used to be mere concepts, such as the VICS and the ETC (Electronic Toll Collection System) already standard in Japan, as well as the “Vehicle-Infrastructure Cooperative Systems that support Safety Driving” currently partly in use. The following are examples of transport systems enhancements.

•

“Vehicle-Infrastructure Cooperative Systems that support Safety Driving” is a system developed to decrease the incidence of traffic accidents that are difficult to prevent with only existing safety equipment. It utilizes communication between the vehicle and the road, the vehicle and other vehicles and the vehicle and pedestrians, providing information to the driver and prompting attention with sound.

•

“DSRC Service” commenced in 2009 and corresponding products are available for purchase. This service links with car navigation and, in addition to ETC Service, aims to reduce road accidents by connecting road and vehicle through video and voice and supplying drivers with information related to road traffic and safe driving.

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

Financial Services

Toyota’s revenues from its financial services operations were ¥1,245 billion in fiscal 2010, ¥1,378 billion in fiscal 2009 and ¥1,498 billion in fiscal 2008. In fiscal 2009, the global economic downturn adversely affected Toyota’s financial services operations. In fiscal 2010, however, with a more widespread recovery in Asia and other emerging countries, the economy has stabilized and the financial services operations were steady overall. Toyota also maintained a high level of financing share at 29.6%. Moreover, the implementation of government financing initiatives worldwide has resulted in the financing environment showing signs of recovery since January 2009. In countries such as the United States where rising unemployment rate resulted in the worsening of individual credit standing, measures such as the revision of lending standards have kept down costs of credit, and the percentage of credit losses improved by 0.12% in fiscal 2010 as compared to fiscal 2009 to 0.72%. In addition, the prices of used cars in the United States have remained steady, keeping down costs from residual value, leading to record profits for Toyota’s financial services operations. Toyota continues to work towards improving its risk management measures in connection with credit and control of residual value risk.

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

Toyota Motor Credit Corporation provides a wide range of financial services, including retail financing, retail leasing, wholesale financing and insurance. Toyota Finance Corporation also provides a range of financial services, including retail financing, retail leasing, credit cards and housing loans. Toyota’s other finance subsidiaries provide services including retail financing, retail leasing and wholesale financing.

In July 2007, Toyota established the financial services company ZAO Toyota Bank in Russia, and in October 2008, Toyota established Toyota Financial Services Vietnam Company Limited in Vietnam.

Net finance receivables for all of Toyota’s dealer and customer financing operations were approximately ¥9.8 trillion as of March 31, 2010, representing a increase of approximately 3.1% as compared to the amount as of March 31, 2009. The majority of Toyota’s financial services are provided in North America. As of March 31, 2010, approximately 61.9% of Toyota’s finance receivables were derived from financing operations in North America, 12.8% from Japan, 10.3% from Europe, 4.7% from Asia and 10.3% from other areas.

Approximately 47% of Toyota’s unit sales in the United States during fiscal 2010 included a finance or lease arrangement with Toyota. Because the majority of Toyota’s financial services operations is related to the sale of Toyota vehicles, the decrease in vehicle unit sales may lead to the contraction of Toyota’s financial services operations.

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

The following table provides information for Toyota’s finance receivables and operating leases as of March 31, 2009 and 2010.

	Yen in millions		US dollars in millions
	March 31,		March 31,
	2009	2010	2010
Finance Receivables
Retail	¥6,655,404	¥6,810,144	$73,196
Finance leases	1,108,408	1,232,508	13,247
Wholesale and other dealer loans	2,322,721	2,403,239	25,830

	10,086,533	10,445,891	112,273
Deferred origination costs	104,521	109,747	1,180
Unearned income	(405,171)	(482,983)	(5,191)
Allowance for credit losses
Retail	(157,359)	(148,503)	(1,596)
Finance leases	(7,776)	(36,917)	(397)
Wholesale and other dealer loans	(73,797)	(47,059)	(506)

	(238,932)	(232,479)	(2,499)

Total finance receivables, net	9,546,951	9,840,176	105,763
Less – Current portion	(3,891,406)	(4,209,496)	(45,244)

Noncurrent finance receivables, net	¥5,655,545	¥5,630,680	$60,519

Operating Leases
Vehicles	¥2,729,713	¥2,516,948	$27,052
Equipment	107,168	96,300	1,035

	2,836,881	2,613,248	28,087
Less – Accumulated depreciation	(795,767)	(791,169)	(8,503)

Vehicles and equipment on operating leases, net	¥2,041,114	¥1,822,079	$19,584

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

Toyota held approximately 34% of the voting rights in leading domestic insurance company Aioi Insurance Company, Limited (“Aioi”) until Aioi’s business integration with the Mitsui Sumitomo Insurance Group (Mitsui Sumitomo Insurance Group Holdings, Inc. and Mitsui Sumitomo Insurance Company, Limited) and Nissay Dowa General Insurance Company, Limited in April 2010. As a result of the share transfer effecting the business integration, Toyota now holds approximately 8% of the voting rights in the combined holding company MS&AD Insurance Group Holdings, Inc.

Other Financial Services

Toyota Finance Corporation launched its credit card business in April 2001 and began issuing Lexus credit cards in 2005 when the Lexus brand was introduced in Japan. As of March 31, 2010, Toyota Finance Corporation has over 7.7 million card holders (including Lexus credit card holders).

As part of Toyota’s restructuring of its domestic financial services businesses, Toyota assigned all of the stock of Toyota Financial Services Securities Corporation (“TFSS”), a subsidiary of Toyota Financial Services Corporation (“TFSC”), to Tokai Tokyo Financial Holdings, Inc. (“TTFH”) and agreed to the merger of TFSS with Tokai Tokyo Securities Co., Ltd., a subsidiary of TTFH. In order to ensure the smooth implementation of the merger and to support the new company after the merger, TFSC made a 5% investment in TTFH.

All Other Operations

In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive business activities. Net sales for these activities totaled ¥948 billion in fiscal 2010, ¥1,185 billion in fiscal 2009 and ¥1,347 billion in fiscal 2008. Sales to external customers of all other operations represented 2.8% of Toyota’s net revenues for fiscal 2010. Substantially all of Toyota’s revenues from other operations were derived in Japan.

Housing

Toyota is also engaged in the manufacture and sale of housing. Toyota has adapted the core production systems and methodologies used in its automotive operations to this business. Toyota established its subsidiary Toyota Housing Corporation in April 2003 and has transferred to it the product planning and sales operations. Furthermore, in order to quickly and accurately grasp clients’ needs and to plan, develop and sell products on a timely basis, in April 2008, Toyota transferred the product development operation to Toyota Housing Corporation. In October 2010, Toyota plans to spin-off its housing operations (project planning, technology development and manufacturing) through a statutory demerger and integrate them into Toyota Housing Corporation. Toyota believes that in the vastly changing housing market environment, the integration of the development, manufacture and sales functions will expedite decision making and lead to flexible business operations that will enable Toyota to better respond to the needs of even more customers. In March 2005, Toyota, together with institutional investors, agreed to jointly invest in Misawa Home Holdings, Inc. (“Misawa”; renamed Misawa Homes Co., Ltd.) pursuant to its request for assistance in its rehabilitation. In April 2010, determining that a stronger collaboration with Misawa would be desirable in order to achieve further growth in the difficult operating environment of the housing industry, Toyota Housing Corporation agreed to purchase Misawa shares from an institutional investor. Toyota is further coordinating with Misawa in the development, manufacture and sale of housing and to complement one another in terms of sales area and products. Through these activities, Toyota intends to cater to a wide variety of customer needs and to strengthen the housing business of both companies.

Information Technology

See “— Increase Vehicles Functionality and Intelligent Transport Systems” for a description of Toyota’s information technology.

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

Vehicle Emissions

Japanese Standards

The Air Pollution Control Law of Japan and the Road Vehicle Law and the Law Concerning Special Measures for Total Emission Reduction of Nitrogen Oxides from Automobiles in Specified Areas regulate vehicle emissions in Japan. In addition, both the Noise Regulation Law and the Road Vehicles Law provide for noise reduction standards on automobiles in Japan. Toyota’s vehicles manufactured for sale in Japan comply with all Japanese exhaust emission and noise level standards.

U.S. Federal Standards

The federal Clean Air Act directs the Environmental Protection Agency (“EPA”) to establish and enforce air quality standards, including emission control standards on passenger cars, light trucks and heavy-duty vehicles. The EPA decided in February 2000 to adopt more stringent vehicle emission and fuel economy standards applicable to passenger cars and light trucks produced in model years 2004 and beyond. In the standards adopted for model years 2004 and beyond, manufacturers must guarantee that their vehicles meet the requirements for ten years or 120,000 miles, whichever occurs first. Manufacturers are not permitted to sell vehicles in the United States that do not meet the standards. In April 2007, EPA regulations that further restrict emissions from passenger cars and light trucks operating at cold temperatures became effective. The new emissions standards set by these regulations will be phased in from 2010 to 2013. Similar standards that further restrict emissions from heavy vehicles operating at cold temperatures will be phased in from 2012 to 2015.

Furthermore, in April 2007 the U.S. Supreme Court ruled that the EPA has the authority to regulate automobile emissions of greenhouse gases. In response to this ruling, on April 1, 2010 the EPA and the federal National Highway Traffic Safety Administration (“NHTSA”) issued a joint final rule to reduce the emission of greenhouse gases from passenger cars, light-duty trucks and medium-duty passenger vehicles for model years 2012 through 2016. These vehicles are required to meet an estimated combined average emissions level of 250 grams of carbon dioxide per mile, equivalent to 35.5 miles per gallon if the requirements were met through fuel economy standards. The NHTSA also set Corporate Average Fuel Economy (“CAFE”) standards for passenger cars and light trucks that will require manufacturers of those vehicles to meet an estimated combined average fuel economy level of 34.1 miles per gallon in model year 2016.

California Standards

Under the federal Clean Air Act, states are permitted to establish their own vehicle emission control standards if they receive a waiver from the EPA. As a result, the California Air Resources Board (“CARB”) established the “Low Emission Vehicle Program” and set emission standards for certain regulated pollutants that were phased in beginning in the 2004 model year. Under these standards most light trucks and passenger cars are required to meet the same emissions standards, which were stricter than the federal standards. As part of the original Low Emission Vehicle Program, the CARB also required that a specified percentage of a manufacturer’s passenger cars and light trucks sold in California for all model years 1998 and after be “zero-emission vehicles” (vehicles producing no emissions of regulated pollutants). The CARB subsequently eliminated the zero-emission vehicles mandate for model years before 2005, and decided to adopt a zero-emission vehicles requirement for model years 2005 and beyond. This zero-emission vehicles requirement also permitted certain advanced technology vehicles such as PHV (Plug-in Hybrid Vehicles), hybrid cars and alternative fuel vehicles that meet “partial zero-emission vehicles requirements” to be granted partial qualification as EV (Electronic Vehicles) or FC (Fuel Cells). Toyota’s battery-powered RAV4 EV compact sport-utility vehicle and the Toyota FCHV qualify as zero-emission vehicles. The 2004 model Prius, which underwent a model change in 2003, and the 2007 Camry Hybrid qualify as partial zero-emission vehicles under the zero-emission vehicles requirement adopted by the CARB. Toyota intends to continue to develop additional advanced technologies and alternative fuel technologies that will allow other vehicles using such technologies to qualify as zero-emission vehicles or partial-zero-emission vehicles.

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

In December 2007, the EPA denied California’s request for a waiver under the Clean Air Act that would have allowed the state to enforce these regulations to control greenhouse gas emissions from motor vehicles. However, the EPA reconsidered its decision pursuant to a direction issued by the U.S. President in January 2009, and in July 2009, decided to allow the state to enforce such regulations.

In February 2010, the CARB enacted regulations that deem manufacturers that manufacture vehicles produced in model years 2012 through 2016 that are in compliance with the greenhouse gas emission regulations of the EPA, to be in compliance with California’s greenhouse gas emission regulations. Toyota is currently developing plans to comply with the EPA regulations.

Other States

The states of New York, Massachusetts, Arizona, Connecticut, Maine, Maryland, New Jersey, New Mexico, Oregon, Pennsylvania, Rhode Island, Vermont, Washington, Colorado and Florida have either adopted, or plan to adopt, regulations substantially similar to California’s zero-emission vehicles requirement and greenhouse gas emissions regulations.

Canadian and Mexican Standards

Canada has established vehicle emission standards equivalent to the federal standards in the United States, including the heightened requirements that became applicable to passenger cars and light trucks in model years 2004 and beyond. In April 2010, the Canadian government also announced its proposed greenhouse gas emission regulations that are similar to those enacted by the EPA. Furthermore, certain Canadian provinces are currently considering enacting their own regulations on vehicle emissions of greenhouse gases. Mexico’s emission control standards are similar to those applicable in the United States after the 1994 model year, however, emission regulations have become tighter for model years 2007 and beyond. Further regulations on emission are scheduled to match the improved fuel property.

European Standards

The European Union adopted a directive that establishes increasingly stringent emissions standards for passenger vehicles and light commercial vehicles in October 1998. Under this directive, the standards adopted beginning with year 2000 require manufacturers to recall any vehicles which fail to meet the standards for five years or 80,000 kilometers, whichever occurs first. Toyota introduced vehicles complying with this directive in 1999. Under standards adopted in 2005, manufacturers are obligated to meet the more stringent standards for five years or 100,000 kilometers, whichever occurs first. In 2007, the European Parliament adopted more stringent emission standards for passenger vehicles and light commercial vehicles. The effective dates for phasing in these stricter standards for passenger cars were September 2009 for Euro 5 and September 2014 for Euro 6. For light commercial vehicles, the effective dates are September 2010 for Euro 5 and September 2015 for Euro 6. Euro 5 provides for lower emission levels for gasoline and diesel powered vehicles and also extends the manufacturers’ responsibility for emission performance to 160,000 kilometers. The primary focus of Euro 6 is to limit further emissions of diesel powered vehicles and bring them down to a level equivalent to gasoline powered vehicles.

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

Vehicle Fuel Economy

Japanese Standards

The Law Concerning the Rational Use of Energy (the “Act”) requires automobile manufacturers to improve their vehicles to meet specified fuel economy standards. Fuel economy standards are established according to the types of vehicles specified below, and are required to be met by either fiscal 2011(April 2010- March 2011) or fiscal 2016 (April 2015- March 2016).

Among certain qualifying passenger vehicles:

•	Vehicles which are designated in Article 75, Paragraph 1 of the Road Vehicles Law as type-designated vehicles (“type-designated vehicles”) with 10 seats or less using gasoline, gas oil or LPG;

•	Type-designated vehicles with 11 seats or more that are 3.5 tons or less in vehicle weight using gasoline or gas oil;

•

Type-designated vehicles with 11 seats or more that are over 3.5 tons in vehicle weight using gas oil, or designated carbon monoxide emission control vehicles (“designated carbon monoxide emission control vehicles”) which are designated in Article 75-2 Paragraph 1 of the Road Vehicles Law.

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

Japan is a signatory to the Framework Convention on Climate Change and has agreed to take measures to reduce its greenhouse gas emissions. Improved vehicle fuel economy is contributing to the reduction in carbon dioxide emissions.

U.S. Standards

The Federal Motor Vehicle Information and Cost Savings Act requires automobile manufacturers to comply with CAFE standards. Under this law, limits are imposed on the amount of regulated pollutants that may be emitted by new motor vehicles in the United States. A manufacturer is subject to substantial civil penalties if, in any model year, its vehicles do not meet the CAFE standards. Manufacturers that exceed the CAFE standards earn credits determined by the difference between the average fuel economy performance of their vehicles and the CAFE standards. Credits earned for the five model years preceding the current model year, and credits projected to be earned for the next three model years, can be used to meet CAFE standards in a current model year.

In April 2006, the NHTSA established CAFE standards applicable to light trucks for model year 2008 and beyond. These CAFE standards aimed to shift the framework from one that used to be advantageous only to compact car manufacturers to one that is fair to full line manufacturers. The requirements were changed so that the CAFE standards are now determined by a sales rate based on vehicle size (measured by the area of the wheel and wheel base) for each manufacturer.

In addition to the CAFE standards, there are multiple standards in the United States including the EPA’s emission regulations and the California standard. Automobile manufacturers had called for uniform standards, as they would need to comply with standards that varied by state if all standards became effective. On April 1, 2010 the EPA and the NHTSA issued a joint final rule to reduce the emission of greenhouse gases from passenger cars, light-duty trucks and medium-duty passenger vehicles for model years 2012 through 2016. These vehicles are required to meet an estimated combined average emissions level of 250 grams of carbon dioxide per mile, equivalent to 35.5 miles per gallon if the requirements were met through fuel economy standards. The NHTSA also set CAFE standards for passenger cars and light trucks that will require manufacturers of those vehicles to meet an estimated combined average fuel economy level of 34.1 miles per gallon in model year 2016. Furthermore, the EPA and NHTSA joint final rule allows the two agencies and California standards to act in a unified way, and creates a regulatory framework that makes compliance less burdensome for the manufacturers. However, the standards of fuel economy are stringent, and Toyota strives to meet the fuel economy standards by further developing fuel-efficient technology, alternative fuel technology and other advanced technology.

In addition, the Energy Tax Act of 1978 imposes a “gas guzzler” tax on automobiles with a fuel economy rating below specified levels.

European Standards

The European Union has signed the Kyoto Protocol and agreed to reduce carbon dioxide emissions by 8% during the years 2008 to 2012, as measured from the 1990 base year. In early 1999, the European Commission and the European Automotive Manufacturers Association (ACEA) agreed on a voluntary agreement which establishes an average emissions target of 140 grams of carbon dioxide per kilometer for new cars sold in the European Union in 2008 (the voluntary agreement applied to the 15 states who were members of the European Union at that time). The Japan Automobile Manufacturers Association and the Korean Automobile Manufacturers Association have also agreed on a voluntary agreement, similar to that entered into by the European Commission, with the year 2009 as a target year. In December 2008, the European Parliament approved a new regulation that establishes an average emission standard of 130 grams of carbon dioxide per kilometer by 2012 for passenger vehicles sold in member states. The regulation will phase in gradually, initially requiring 65% of new cars to comply with the new standards in 2012 and increasing to 100% of new cars in 2015. As a result of the new regulations, different targets will apply to each manufacturer, based on their respective fleets of vehicles and weight. Penalties will apply to those manufacturers who fail to meet their targets from 2012, in amounts corresponding to the degree of shortfall. Manufacturers failing to meet their targets between 2012 and 2018 will incur penalties of between €5 and €95 per each gram of carbon dioxide per kilometer shortfall for each non-compliant vehicle, and such penalties will rise to €95 in 2019 and beyond. Furthermore, a medium- to long-term target of reducing emissions to 95 grams of carbon dioxide per kilometer by 2020 has also been proposed. This represents a remarkably ambitious target, even in comparison to other fuel efficiency requirements worldwide. Furthermore, in October 2009, the European Commission proposed carbon dioxide emission regulations applicable to small commercial vehicles (with the same basic regulatory framework as passenger vehicles with a proposal to establish an average emissions target of 175 grams of carbon dioxide per kilometer by 2014, and as a longer term objective, 135 grams of carbon dioxide per kilometer by 2020).

An increasing number of European Union member states are introducing vehicle tax laws based on carbon dioxide emission levels, pursuant to the directive issued by the European Commission in 2005. This trend is expected to continue, in accordance with the recent increases in environmental awareness.

Vehicle Safety

Japanese Standards

Standards requiring protection against electrocution will apply to hybrid vehicles and electric vehicles manufactured on and after July 1, 2012. In addition, guidelines on proximity warning devices will be introduced and a volume requirement for alarms is expected to be standardized. Furthermore, establishment of standards for event data recorders (EDR) and the standardization of the brake-override system are currently under consideration.

For the purpose of harmonizing with the international standards, frontal offset collision standards already apply to passenger vehicles, and will be applied to new cargo vehicles models manufactured after April 2011 and cargo vehicles continued to be manufactured after April 2016. In addition, seatbelt anchorage and seatbelt standards are also expected to be combined with the Economic Commission for Europe (“ECE”) and cars manufactured after July 2012 are required to meet these standards. Furthermore, electronic stability control standards and brake assist system standards will be applied to new vehicle models manufactured after November 2011 and to vehicles continued to be manufactured after November 2013. Standards relating to interference are currently under consideration.

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

Legislation on transportation budget plan promoting a safe and efficient vehicle safety program for drivers, the Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users (SAFETEA-LU) was passed in August 2005. The legislation requires the National Highway Traffic Safety Administration to propose and issue safety standards to reduce rollover accidents, to complete the creation of standards for reduction of vehicle passenger release from cars at the time of rollover accidents, to upgrade door lock standards, to complete the upgrade of roof crash standards, to decide on the standard on side impact for the improvement of protection performance of vehicle passengers in all seats location, to review a seat belt wearing technology and to complete a study including proposal for improving the rate of seat belt usage, to establish standards to display New Car Assessment Program rating to new cars label, and to complete the upgrade of the standard for power windows that will require pulling up switches. Some actions have already been taken and completed in response to the above requirements.

In February 2008, legislation to prevent non-traffic related injuries to young children caused by vehicles, the “Cameron Gulbransen Kids Transportation Safety Act”, was passed. The legislation requires the National Highway Traffic Safety Administration to make rules to ensure safety on all passenger vehicles, including the following: (1) to consider requiring features that will prevent children from getting caught in power windows and decide on the standards or on the discontinuance of the establishment of standards (by August 30, 2010); (2) to begin drafting standards for rearward visibility to prevent children from being struck by backing vehicle and finalize the standards (by February 28, 2011); and (3) to require brake shift interlock systems, currently a voluntary regulation, after September 1, 2010.

In April 2010, the Motor Vehicle Safety Act of 2010 (the “2010 Safety Act”), which includes the brake-override standard, was proposed to Congress. The House Committee on Energy and Commerce and the U.S. Senate Committee on Commerce, Science and Transportation have already passed the 2010 Safety Act, which is expected to be enacted as a congressional legislation once it has been deliberated by the U.S. Senate Committee on Commerce, Science and Transportation and the U.S. Congress (including at the joint committee). Upon the enactment of the 2010 Safety Act, NHTSA is expected to proceed with the revision of Federal Motor Vehicle Safety Standards and Regulations.

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

European, Canadian and Other Standards

In Europe, following the White Paper “European transport policy for 2010: time to decide” adopted in 2001, which targets halving the number of deaths caused by road accidents by 2010, various groups in different fields are currently conducting research and analyses. In addition, the “Road Safety Action Programme” adopted by the European Commission in 2003 envisions the reduction in deaths from road accidents by utilizing technological advancement relating to the improvement in vehicle safety. The White Paper and the Action Programme aim to promote the introduction of safety features such as automatic cruise control, speed alert system, intelligent speed limitation devices, alcohol lock, whiplash prevention, collision prevention, universal child restraints system (CRS) and seat belt reminders.

The European Commission and the ACEA have established CARS 21, a High Level Group that aims to strengthen the competitiveness of the European automotive industry, and examined the recommendations with the legal framework of a decade later in mind. The CARS 21 final report issued at the end of 2005 contains recommendations relating to the simplification of legislation and road safety, among other issues, and indicates a Ten Year Roadmap. In addition, in February 2007, the European Commission issued a communication regarding the CARS 21 final report, in which concrete action plans for future legislation were announced. The plans called to make it mandatory for all passenger vehicles to be equipped with ISOFIX CRS by 2009. The plans further contemplated making it mandatory for cars to be equipped with Daytime Running Lamp (“DRL”), Electric Stability Control, Seatbelt Reminder and Tire Pressure Monitoring System. And finally, the plans mentioned the need for further consideration of the regulation pertaining to roll-resistant tires, the revision of phase-two of the pedestrian protection and the technological feasibility of automatic collision mitigation braking system. The European Commission carried out a mid-term review of CARS 21 in October 2008 and confirmed that active safety systems and intelligent transport systems should be utilized.

In 2009, based on the CARS 21 final report, the European Commission enacted a new regulation and established a simplified framework, repealing more than 50 existing European Commission directives and replacing them with a single regulation aimed at incorporating the United Nations standards. The new regulation also requires the adoption of advanced safety systems. The incorporation of the United Nations standards will commence in 2012, and as to new regulations on advanced safety systems, the European Commission plans to require new model cars from 2011 to have electronic stability control systems, to introduce regulations relating to low rolling resistance tires in 2013, to require tire pressure monitoring systems starting in 2012 and to require heavy vehicles to have advanced emergency braking systems and lane departure warning systems from 2013. The United Nations is currently evaluating the technical requirements for these advanced safety systems.

From April 2009, the criteria for whole vehicle type approval were extended to cover all new road vehicles, to be phased in over five years depending on vehicle category. The extension clarifies the criteria applicable to small commercial vehicles. It is expected that, following the extension, small commercial vehicles will be further categorized within the applicable criteria (with a possibility that vehicles currently classified as small commercial vehicles will no longer qualify as small commercial vehicles under certain circumstances).

The European Commission is currently working to promote eCall, the automated emergency calling system, and the European Commission may in time require that vehicles be equipped with eCall. Details on how the regulation will be enforced and to which vehicles the requirement will apply are still under consideration and have yet to be determined.

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

Environmental Matters

Japanese Standards

Toyota’s automotive operations in Japan are subject to substantial environmental regulation under laws such as the Air Pollution Law, the Water Pollution Control Law, the Noise Regulation Law and the Vibration Control Law. Under these laws, if a business entity establishes or alters any facility that is regulated by these laws, the business entity is required to give prior notice to regulators, and if a business entity discharges substances that are environmental burdens or causes noise or vibration from such facility, the business entity is also required to comply with the applicable standards. Toyota is also subject to local regulations, which in some cases impose more stringent obligations than the Japanese central government requirements. Toyota has complied with these regulations. Under the Waste Disposal and Public Cleaning Law, producers of industrial waste must dispose of industrial waste in the manner prescribed in the Waste Disposal and Public Cleaning Law. Toyota has also complied with the Waste Disposal and Public Cleaning Law.

In February 2003, the Soil Contamination Countermeasures Law became effective in Japan. The Soil Contamination Countermeasures Law requires that land owners conduct contamination testing and submit a report at the time they cease to use hazardous substances, such as in connection with the sale of a former factory, or if there is a possibility of health hazards due to land contamination. If it is found that land contamination exceeds a certain level, the relevant prefectural authority designates the area considered to be contaminated and orders the land owner to take necessary measures. In addition, the Law on Recycling of End-of-Life Vehicles was promulgated in July 2002. Under the Law on Recycling of End-of-Life Vehicles, vehicle manufacturers are required to take back and recycle specified materials (automotive shredder residues, air bags and fluorocarbons) of end-of-life vehicles and the provisions concerning such obligations of vehicle manufacturers became effective in January 2005. Toyota has coordinated with relevant parties to establish a vehicle take-back and recycle system throughout Japan. As a result, in fiscal 2010, Toyota achieved a recycling rate of 81% for automobile shredder residue (the legal requirement being 30%) and 94% for air bags (the legal requirement being 85%) and reached the targets set forth in this law.

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

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2010. The amount of estimated liability may change depending on the legislation that will be enacted and subject to other circumstances. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

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

The following table provides information for Toyota’s principal research and development facilities.

Facility	Principal Activity
Japan

Toyota Technical Center	Planning, design, vehicle evaluation, development of prototypes

Tokyo Design Research & Laboratory	Design research and development of advanced styling designs

Higashi-Fuji Technical Center	Research and advanced development on powertrains, materials, electronic parts and other matters

Shibetsu Proving Ground	Vehicle testing and evaluation

Tokyo Development Center	Advanced technology development of electronics

United States

Toyota Motor Engineering and Manufacturing North America, Inc.	Development of the upper body part for a portion of North American manufactured vehicles, adapting vehicles sold in North America to the market, advanced technology research, external affairs for legal and regulatory affairs, certification

Calty Design Research, Inc.	Design development, model production and design research

Toyota Research Institute of North America (TRI-NA)	Advanced research relating to “energy and environment”, “safety” and “mobility infrastructure”

Europe

Toyota Motor Europe NV/SA	Development of the upper body part for a portion of European manufactured vehicles, adapting vehicles sold in Europe to the market, advanced technology research, external affairs for legal and regulatory affairs, certification

Toyota Europe Design Development S.A.R.L.	Design development, model production and design survey

Toyota Motorsport GmbH	Development of motor sports vehicles

Asia Pacific

Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Design, development and evaluation of portions of vehicles that are exclusively sold in Australia and Asia

Toyota Technical Center Asia Pacific Australia PTY, Ltd.	Design of portions of vehicles that are exclusively sold in Australia and Asia

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

Components and Parts, Raw Materials and Sources of Supply

Toyota purchases parts, components, raw materials, equipment and other multiple from several competing suppliers located around the world. Toyota works closely with its suppliers to purchase most favorably. Toyota believes that this policy encourages technological innovation, cost reduction and other measures to strengthen its vehicle competitiveness. No single supplier accounted for more than 5% of Toyota’s consolidated purchases of raw materials, parts and equipment during fiscal 2010, except for Denso Corporation, an affiliate of Toyota, which supplied approximately 10% of Toyota’s purchases during fiscal 2010. Toyota plans to continue purchases based on the same principle and does not anticipate any difficulty in obtaining stable supplies in the foreseeable future.

Because Toyota had more than 50 overseas operations in 26 countries and regions as of March 31, 2010, procurement of parts and components are being carried out not only locally in the country of the production site but also from third-countries, and the distribution network has become increasingly more complex. In order to realize timely and efficient distribution at the same time as keeping total costs at a minimum, Toyota is promoting efforts to optimize each stage of the supply-chain. To this end, Toyota has developed a standardized system of global distribution and is supporting the operation of the system at each production base. The use of the global distribution system aims at implementing parts procurement that meets changes in vehicle production in a timely manner. These varying efforts, combined together, have led to maximized customer satisfaction, as well as to building a good working relationship with Toyota’s suppliers.

The market price of some raw materials such as steel has again shown an upward tendency. Toyota is continuously promoting cost reduction efforts, such as reducing the amount of raw materials it uses.

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

Capital Expenditures and Divestitures

Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2007 and March 31, 2010, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (billions of yen)	Location	Method of Financing
Investment primarily in technology and products by Toyota Motor Corporation	1,029.9	Japan	Internal funds, proceeds from issuance of bonds, etc.

Investment primarily in technology and products by Toyota Motor Kyushu, Inc.	124.2	Japan	Internal funds

Description of Activity	Total Cost (billions of yen)	Location	Method of Financing
Investment primarily in technology and products by Hino Motors, Ltd.	106.8	Japan	Internal funds

Investment primarily in technology and products by Daihatsu Motor Co., Ltd.	88.3	Japan	Internal funds

Investment primarily in technology and products by Panasonic EV Energy Co., Ltd.*	84.9	Japan	Internal funds

Investment primarily in technology and products by Toyota Auto Body Co., Ltd.	79.1	Japan	Internal funds

Investment primarily in technology and products by Toyota Motor Hokkaido, Inc.	38.9	Japan	Internal funds

Investment primarily in technology and products by Kanto Auto Works, Ltd.	29.9	Japan	Internal funds

Investment primarily in technology and products by Central Motor Co., Ltd.	24.5	Japan	Internal funds

Investment to promote localization by Toyota Motor Manufacturing Canada Inc.	226.7	Canada	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Indiana, Inc.	119.7	United States	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	72.7	United States	Internal funds

Investment to promote localization by Toyota Motor Europe NV/SA	71.1	Belgium	Internal funds

Investment to promote localization by Toyota Motor Thailand Co., Ltd.	53.3	Thailand	Internal funds

Investment to promote localization by Toyota Motor Manufacturing (UK) Ltd.	43.8	United Kingdom	Internal funds

Investment to promote localization by Toyota Motor Corporation Australia, Ltd.	24.0	Australia	Internal funds

Investment primarily in leased automobiles by Toyota Motor Credit Corporation	2,577.0	United States	Internal funds and borrowings

*	Panasonic EV Energy Co., Ltd. has changed its name to Primearth EV Enegy Co., Ltd. on June 2, 2010

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2010 and March 2011, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (billions of yen)	Location	Method of Financing
Investment primarily in manufacturing facilities by Toyota Motor Corporation	209.4	Japan	Internal funds

Investment primarily in manufacturing facilities by Toyota Kirloskar Motor Private Ltd.	54.2	India	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Kentucky, Inc.	34.5	United States	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Mississippi, Inc.	30.0	United States	Internal funds

Investment primarily in manufacturing facilities by Hino Motors, Ltd.	28.3	Japan	Internal funds

Investment primarily in manufacturing facilities by Daihatsu Motor Co., Ltd.	25.0	Japan	Internal funds

Set forth below is additional information with respect to Toyota’s material plans to construct, expand or improve its facilities, presented on a “by facility” basis.

Mississippi Plant. In June 2010, Toyota announced that it will commence production at Toyota Motor Manufacturing, Mississippi, Inc. (“TMMMS”), its new Mississippi plant, in fall of 2011. The construction of TMMMS was announced in February 2007. In December 2008, Toyota postponed the commencement of production; however, with the June 2010 announcement, Toyota will resume the construction of TMMMS. TMMMS is expected to produce the Corolla with an annual production capacity of 150 thousand units. Production of the Corolla will be launched at TMMMS in order to move production of the Corolla for the North American market, a part of which had been moved to Japan in April 2010, back to the United States as quickly as possible.

Tohoku Region Plant. In April 2008, Toyota decided to build an engine plant in Kurokawa, Miyagi Prefecture, Japan. However, the commencement of production at this plant, which was initially expected to occur at the end of 2010, has been postponed. Toyota will determine the timing for commencement of production in consideration of fluctuations in demand.

Second India Plant. In April 2008, Toyota decided to construct a second vehicle plant in India. This plant is expected to produce the newly designed compact vehicle, Etios. The plant is expected to have an annual production capacity of 70 thousand units and to constitute a substantial portion of the expected investment in manufacturing facilities by Toyota Kirloskar Motor Private Ltd. The plant is expected to commence production in late 2010.

China Changchun Plant. Toyota decided to construct a second vehicle plant in Changchun, and in October 2008 held a groundbreaking ceremony for the construction of the new plant. Toyota subsequently postponed construction due to the economic crisis, but in April 2010, decided to recommence construction in light of China’s economic recovery. This plant is expected to produce the Corolla with an annual production capacity of 100 thousand units. The plant is expected to commence production in late 2012.

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

Seasonality

Toyota has historically experienced slight seasonal fluctuations in unit sales. Generally, Toyota’s unit sales levels are highest in March. In fiscal 2008 and fiscal 2010, Toyota’s unit sales levels were highest in March of each year, with approximately 10% to 11% of annual unit sales generated during that month, and for each of the remaining months, its unit sales have generated approximately 6% to 9% of its annual unit sales. Fiscal 2009 was an exception, as the rapid contraction of automotive markets had a greater impact on sales than seasonal fluctuations.

Legal Proceedings

Product Recalls

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns in its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe and China certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system (ABS) in certain vehicles models including the Prius. Set forth below is a description of the various claims, lawsuits and government investigations against Toyota in the United States relating to recalls and other safety measures.

Class Action Litigation

There are approximately 200 putative class actions that have been filed since November 2009 alleging that certain Toyota, Lexus and Scion vehicles contain defects that lead to unintended acceleration. Many of the putative class actions allege that malfunctions involving the floor mats and accelerator pedals do not cover the full scope of possible defects related to unintended acceleration. Rather, they allege that Electronic Throttle Control-intelligent (ETCS-i) is the true cause and that Toyota has failed to inform consumers despite its awareness of the problem. In general, these cases seek recovery for the alleged diminution in value of the vehicles, injunctive and other relief. In April 2010, the approximately 190 federal cases were consolidated for most purposes into a single multi-district litigation in the United States District Court for the Central District of California. In addition, around half of the approximately 125 individual product liability personal injury cases relating to unintended acceleration pending against Toyota have been consolidated into the federal class action suit. (The remaining individual product liability personal injury cases relating to unintended acceleration remain pending in various state courts in the United States.) This consolidated federal class action suit is in its very early stages and currently activity centers around case organization and scheduling.

Additionally, there are approximately ten putative class actions in various state courts, including California. The claims are similar to the class actions in federal court. One of the putative California class actions was filed by the Orange County District Attorney and, among other things, seeks statutory penalties alleging that Toyota sold and marketed defective vehicles and that consumers have been harmed as a result of diminution in value of their vehicles.

Beginning in February 2010, Toyota has also been sued in nine putative class actions in federal and state courts alleging defects in the braking systems in various hybrid vehicles that causes the vehicles to fail to stop in a timely manner when driving in certain road conditions. The plaintiffs claim that while a remedy for this braking issue has been implemented on vehicles in production since January 2010 and has been offered to current owners of certain of the vehicles, that owners and lessees of all of the vehicles should recover for diminution in the value of the vehicles. They also seek injunctions ordering Toyota to repair the vehicles and to take other actions, punitive damages and other relief.

From February through April 2010, Toyota has also been sued in the United States District Court for the Central District of California in six putative shareholder class actions on behalf of investors in Toyota American Depository Shares and common stock, and in a putative bondholder class action. The complaints of these securities class action lawsuits allege that defendants made statements that were false or misleading in that they failed to disclose problems with, or the causes of, sudden unintended acceleration in a number of vehicle models. Plaintiffs seek monetary damages in an amount to be proven at trial, interest and attorneys’ fees and costs.

On May 21, 2010, a shareholder derivative action was filed against certain officers and directors of Toyota in the Superior Court of the State of California, County of Los Angeles. The complaint alleges that the defendants breached their fiduciary duties of care and loyalty as well as wasted corporate assets and unjustly enriched themselves, with respect to and as a result of their handling of design defects in Toyota vehicles, alleging facts similar to those alleged in the securities class actions. The plaintiff seeks to recover on behalf of Toyota amounts spent by Toyota as a result of the defendants’ alleged mishandling of the problem of unintended acceleration and of the alleged failure to make accurate and timely public disclosure.

Toyota believes that it has meritorious defenses to all of the cases and will vigorously defend against them.

Government Investigations

In February 2010, Toyota received a subpoena from the U.S. Attorney for the Southern District of New York and a voluntary request and subpoena from the U.S. Securities and Exchange Commission (“SEC”). The subpoenas and the voluntary request primarily request documents related to unintended acceleration and certain financial records. This is a coordinated investigation and has included interviews of Toyota and non-Toyota witnesses, as well as production of documents. On June 23, 2010, Toyota received a voluntary request and subpoena from the SEC that primarily requested production of documents related to the steering relay rod.

During the first quarter of calendar year 2010, Toyota received three formal inquires from the National Highway Traffic Safety Administration (“NHTSA”) related to the recalls related to floor mat entrapment and sticking accelerator pedals. The first two, TQ10-001 and TQ10-002, address the timing of the announcement of the recalls related to floor mat entrapment and sticking accelerator pedals, respectively. The third, RQ10-003, addresses the scope of the recalls and unintended acceleration generally. On April 19, 2010, Toyota and the Department of Transportation announced a settlement resolving TQ10-002 pursuant to which Toyota paid $16.4 million to the U.S. Treasury. Toyota denied the allegations that it violated the Motor Vehicle Safety Act or its implementing regulations but agreed to the settlement to avoid a protracted dispute and possible litigation. TQ10-001 is still pending, and on June 4, Toyota filed its final response to RQ10-003.

On May 10, 2010, NHTSA notified Toyota that it had also opened a Timeliness Query regarding the 2005 recall of certain pickup trucks and sport utility vehicles for a possible issue with the steering relay rod.

Toyota has also received subpoenas and formal and informal requests from various states’ attorneys general and certain local governmental agencies regarding various recalls, the facts underlying its recent recalls and customer handling related to those recalls.

Toyota is cooperating with the government agencies in their investigations, which generally are on-going.

The recalls and other safety measures described above have led to a number of claims, lawsuits and government investigations against Toyota in the United States as set forth in the preceding paragraphs. Amounts accrued as of March 31, 2010 related to these legal proceedings and governmental investigations are not material to Toyota’s financial position, results of operations, or cash flow. Toyota cannot currently estimate its potential liability, damages or range of potential loss, if any, beyond the amounts accrued; however, the resolution of these matters could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

United States Antitrust Proceedings

In February 2003, Toyota, General Motors, Ford, DaimlerChrysler, Honda, Nissan and BMW and their U.S. and Canadian sales and marketing subsidiaries, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported nationwide class actions on behalf of all purchasers of new motor vehicles in the United States since January 1, 2001. 26 similar actions were filed in federal district courts in California, Illinois, New York, Massachusetts, Florida, New Jersey and Pennsylvania. Additionally, 56 parallel class actions were filed in state courts in California, Minnesota, New Mexico, New York, Tennessee, Wisconsin, Arizona, Florida, Iowa, New Jersey and Nebraska on behalf of the same purchasers in these states. As of April 1, 2005, actions filed in federal district courts were consolidated in Maine and actions filed in the state courts of California and New Jersey were also consolidated.

The nearly identical complaints allege that the defendants violated the Sherman Antitrust Act by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market. The complaints allege that new vehicle prices in Canada are 10% to 30% lower than those in the United States and that preventing the sale of these vehicles to United States citizens resulted in United States consumers paying excessive prices for the same type of vehicles. The complaints seek permanent injunctions against the alleged antitrust violations and treble damages in an unspecified amount. In March 2004, the federal district court of Maine (i) dismissed claims against certain Canadian companies, including Toyota Canada, Inc., for lack of personal jurisdiction but denied or deferred to dismiss claims against certain other Canadian companies, and (ii) dismissed the claim for damages based on the Sherman Antitrust Act but did not bar the plaintiffs from seeking injunctive relief against the alleged antitrust violations. The plaintiffs have submitted an amended complaint adding a claim for damages based on state antitrust laws and Toyota has responded to the plaintiffs’ discovery requests. Toyota believes that its actions have been lawful. In the interest of quickly resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs at the end of February 2006. The settlement agreement is pending the approval of the federal district court, and immediately upon approval the plaintiffs will, in accordance with the terms of the settlement agreement, withdraw all pending actions against Toyota in the federal district court as well as all state courts and all related actions will be closed.

Other Proceedings

Toyota has various other legal actions, other governmental proceedings and other claims pending against it, including other product liability claims in the United States. Although the claimants in some of these actions seek potentially substantial damages, Toyota cannot currently estimate its potential liability, damages or range of potential loss, if any, beyond the amounts accrued, with respect to these claims. However, based upon information currently available to Toyota, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

4.C ORGANIZATIONAL STRUCTURE

As of March 31, 2010, Toyota Motor Corporation had 279 Japanese subsidiaries and 243 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
Toyota Financial Services Corporation	Japan	100.00	100.00
Hino Motors, Ltd.	Japan	50.21	50.66
Toyota Motor Kyushu, Inc.	Japan	100.00	100.00
Daihatsu Motor Co., Ltd.	Japan	51.35	51.66
Toyota Finance Corporation	Japan	100.00	100.00
Toyota Auto Body Co., Ltd.	Japan	56.28	56.66
Kanto Auto Works, Ltd.	Japan	50.47	50.83
Toyota Motor Engineering & Manufacturing North America, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00	100.00
Toyota Motor North America, Inc.	United States	100.00	100.00
Toyota Motor Credit Corporation	United States	100.00	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Texas, Inc.	United States	100.00	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00	100.00
Toyota Motor Manufacturing Canada Inc.	Canada	100.00	100.00
Toyota Credit Canada Inc.	Canada	100.00	100.00
Toyota Motor Europe NV/SA	Belgium	100.00	100.00
Toyota Motor Manufacturing France S.A.S.	France	100.00	100.00
Toyota Motor Italia S.p.A.	Italy	100.00	100.00
Toyota Kreditbank GmbH	Germany	100.00	100.00
Toyota Deutschland GmbH	Germany	100.00	100.00
Toyota France S.A.S.	France	100.00	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00	100.00
Toyota Motor Manufacturing (UK) Ltd.	United Kingdom	100.00	100.00
Toyota (GB) PLC	United Kingdom	100.00	100.00
OOO “TOYOTA MOTOR”	Russia	100.00	100.00
Toyota Motor (China) Investment Co., Ltd.	China	100.00	100.00
P.T. Toyota Motor Manufacturing Indonesia	Indonesia	95.00	95.00
Toyota Motor Asia Pacific Pte Ltd.	Singapore	100.00	100.00
Toyota Motor Thailand Co., Ltd.	Thailand	86.43	86.43
Toyota Leasing (Thailand) Co., Ltd.	Thailand	79.17	79.17
Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Thailand	100.00	100.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00	100.00
Toyota Finance Australia Ltd.	Australia	100.00	100.00
Toyota do Brasil Ltda.	Brazil	100.00	100.00
Toyota South Africa Motors (Pty) Ltd.	South Africa	100.00	100.00

4.D PROPERTY, PLANTS AND EQUIPMENT

As of March 31, 2010, Toyota and its affiliates produce automobiles and related components through more than 50 manufacturing organizations in 26 countries and regions around the world. The facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Czech Republic, Thailand, China, Taiwan, South Africa, Australia, Argentina and Brazil.

In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

The following table sets forth information, as of March 31, 2010, with respect to Toyota’s principal facilities and organizations, all of which are owned by Toyota Motor Corporation or its subsidiaries. However, small portions, all under approximately 20%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Floor Space (thousand square meters)	Principal Products or Functions
Japan

Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	1,380	Research and Development
Tahara Plant	Tahara City, Aichi Pref.	1,180	Automobiles
Motomachi Plant	Toyota City, Aichi Pref.	990	Automobiles
Takaoka Plant	Toyota City, Aichi Pref.	730	Automobiles
Tsutsumi Plant	Toyota City, Aichi Pref.	620	Automobiles
Kamigo Plant	Toyota City, Aichi Pref.	570	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	490	Automobiles
Kinu-ura Plant	Hekinan City, Aichi Pref.	400	Automobile parts
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref.	310	Research and Development
Nagoya Office	Nagoya City, Aichi Pref.	50	Office
Daihatsu Motor Co., Ltd.	Ikeda City, Osaka, etc.	1,030	Automobiles
Toyota Auto Body Co., Ltd.	Kariya City, Aichi Pref., etc.	1,000	Automobiles
Hino Motors, Ltd.	Hino City, Tokyo, etc.	960	Automobiles
Toyota Motor Kyushu, Inc.	Miyawaka City, Fukuoka Pref., etc.	700	Automobiles
Kanto Auto Works, Ltd.	Susono City, Shizuoka Pref., etc.	400	Automobiles

Outside Japan

Toyota Motor Thailand Co., Ltd.	Samut Prakan, Thailand	2,490	Automobiles
Toyota Motor Sales, U.S.A., Inc.	California, U.S.A.	880	Sales facilities
Toyota Motor Manufacturing, Canada, Inc.	Ontario, Canada	450	Automobiles
Toyota Motor Manufacturing, Indiana, Inc.	Indiana, U.S.A.	370	Automobiles
Toyota Motor Corporation Australia, Ltd.	Victoria, Australia	230	Automobiles

Toyota is constantly engaged in upgrading, modernizing and revamping the operations of its manufacturing facilities, based on its assessment of market needs and prospects. To respond flexibly to fluctuations in demand in each of its production operations throughout the world, Toyota continuously reviews and implements appropriate production measures such as revising takt time and adjusting days of operation. As a result, Toyota believes it would require unreasonable effort to track the exact productive capacity and the extent of utilization of each of its manufacturing facilities with a reasonable degree of accuracy.

As of March 31, 2010, property, plant and equipment having a net book value of approximately ¥82,866 million was pledged as collateral securing indebtedness incurred by Toyota Motor Corporation’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A OPERATING RESULTS

All financial information discussed in this section is derived from Toyota’s consolidated financial statements that appear elsewhere in this annual report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Overview

The business segments of Toyota include automotive operations, financial services operations and all other operations. Automotive operations are Toyota’s most significant business segment, accounting for 89% of Toyota’s total revenues before the elimination of intersegment revenues for fiscal 2010. Toyota’s primary markets based on vehicle unit sales for fiscal 2010 were: Japan (30%), North America (29%), Europe (12%) and Asia (14%). During fiscal 2010, as a result of announcements of recalls and other safety measures for several models of vehicles in several countries, the number of recalls and other safety measures increased. These recalls and other safety measures have impacted the financial results of the automotive and financial services operations and led to a number of claims, lawsuits and government investigations. As a result of the foregoing, the fiscal 2010 operating results of the automotive operations were principally affected by factors including but not limited to the accrued costs related to the recalls and other safety measures announced in fiscal 2010, a temporary decrease in sales mainly in North America and additional costs resulting from a change in the estimation model of expenses related to future recalls and other safety measures. In fiscal 2010, Toyota has employed an estimation model for recalls and other safety measures which takes into account Toyota’s historical experience and individual occurrences of recalls and other safety measures to accrue recall costs at the time of vehicle sale. In addition, as a result of the above, the fiscal 2010 operating results of the financial services operations were principally affected by the evaluation for credit losses and residual value losses at March 31, 2010. Not all of the impacts described above are financially significant or are able to be precisely measured. Toyota has included in the following discussion and analysis, where relevant, significant impacts of these items.

Automotive Market Environment

The worldwide automotive market is highly competitive and volatile. The demand for automobiles is affected by a number of factors including social, political and general economic conditions; introduction of new vehicles and technologies; and costs incurred by customers to purchase and operate vehicles. These factors can cause consumer demand to vary substantially in different geographic markets and for different types of automobiles.

The automotive industry generally experienced difficult market conditions during fiscal 2010 due to changes in market demand resulting from a shift in consumer preference towards small and low-price vehicles, despite the continuous growth in China, India and other emerging countries and the effects of government stimulus packages in developed countries.

The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market based on location of customers for the past three fiscal years.

	(Thousands of Units)
	Year Ended March 31,
	2008	2009	2010
Japan	2,188	1,945	2,163
North America	2,958	2,212	2,098
Europe	1,284	1,062	858
Asia	956	905	979
Other*	1,527	1,443	1,139

Overseas total	6,725	5,622	5,074

Total	8,913	7,567	7,237

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

During fiscal 2009, Toyota’s consolidated vehicle unit sales in Japan decreased due to weak market conditions as compared to the prior fiscal year. During fiscal 2010, sales in Japan increased as compared to the prior fiscal year reflecting frequent introduction of new products and sales efforts of domestic dealers on the sales of new products. In fiscal 2010, Toyota and Lexus brands’ market share excluding mini-vehicles was 48.2%, and Toyota’s market share (including Daihatsu and Hino brands) including mini-vehicles was 44.3%, and both market shares represented record highs. Overseas vehicle unit sales decreased during fiscal 2009 and 2010, each compared to the prior fiscal year. During fiscal 2009, overseas vehicle unit sales decreased, particularly in North America and Europe, where the contraction of automotive markets was especially pronounced. During fiscal 2010, total overseas vehicle unit sales decreased, particularly in Europe, despite an increase in Asia.

Toyota’s share of total vehicle unit sales in each market is influenced by the quality, safety, reliability, price, design, performance, economy and utility of Toyota’s vehicles compared with those offered by other manufacturers. The timely introduction of new or redesigned vehicles is also an important factor in satisfying customer needs. Toyota’s ability to satisfy changing customer preferences can affect its revenues and earnings significantly.

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

Changes in laws, regulations, policies and other governmental actions can also materially impact the profitability of Toyota’s automotive operations. These laws, regulations and policies include those attributed to environmental matters and vehicle safety, fuel economy and emissions that can add significantly to the cost of vehicles. The European Union has enforced a directive that requires manufacturers to be financially responsible for taking back end-of-life vehicles and to take measures to ensure that adequate used vehicle disposal facilities are established and those hazardous materials and recyclable parts are removed from vehicles prior to scrapping. Please see “Legislation Regarding End-of-Life Vehicles” “Information on the Company — Business Overview — Governmental Regulation, Environmental and Safety Standards” and note 23 to the consolidated financial statements for a more detailed discussion of these laws, regulations and policies.

Many governments also regulate local content, impose tariffs and other trade barriers, and enact price or exchange controls that can limit an automaker’s operations and can make the repatriation of profits unpredictable. Changes in these laws, regulations, policies and other governmental actions may affect the production, licensing, distribution or sale of Toyota’s products, cost of products or applicable tax rates. Toyota is currently one of the defendants in purported national class actions alleging violations of the U.S. Sherman Antitrust Act. Toyota believes that its actions have been lawful. In order to avoid a protracted dispute, however, Toyota entered into a settlement agreement with the plaintiffs at the end of February 2006. The settlement agreement is pending the approval of the federal district court, and immediately upon approval the plaintiffs will, in accordance with the terms of the settlement agreement, withdraw all pending actions against Toyota in the federal district court as well as all state courts and all related actions will be closed. From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns in its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe and China certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system (ABS) in certain vehicles models including the Prius. The recalls and other safety measures described above have led to a number of claims, lawsuits and government investigations against Toyota in the United States. For a more detailed description of these claims, lawsuits and government investigations, see note 23 to the consolidated financial statements.

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

Toyota’s competitors for retail financing and retail leasing include commercial banks, credit unions and other finance companies. Meanwhile, commercial banks and other captive automobile finance companies also compete against Toyota’s wholesale financing activities.

Toyota reasonably estimated and recorded allowance for credit losses and residual value losses. This estimation includes the unfavorable impact of the recalls and other safety measures announced in fiscal 2010.

Toyota’s financial assets decreased during fiscal 2010 primarily due to the impact of fluctuations in foreign currency translation rates.

The following table provides information regarding Toyota’s finance receivables and operating leases as of March 31, 2009 and 2010.

	Yen in millions
	March 31,
	2009	2010
Finance Receivables
Retail	¥6,655,404	¥6,810,144
Finance leases	1,108,408	1,232,508
Wholesale and other dealer loans	2,322,721	2,403,239

	10,086,533	10,445,891
Deferred origination costs	104,521	109,747
Unearned income	(405,171)	(482,983)
Allowance for credit losses
Retail	(157,359)	(148,503)
Finance leases	(7,776)	(36,917)
Wholesale and other dealer loans	(73,797)	(47,059)

	(238,932)	(232,479)

Total finance receivables, net	9,546,951	9,840,176
Less – Current portion	(3,891,406)	(4,209,496)

Noncurrent finance receivables, net	¥5,655,545	¥5,630,680

Operating Leases
Vehicles	¥2,729,713	¥2,516,948
Equipment	107,168	96,300

	2,836,881	2,613,248
Less – Accumulated depreciation	(795,767)	(791,169)

Vehicles and equipment on operating leases, net	¥2,041,114	¥1,822,079

Toyota’s finance receivables are subject to collectability risks. These risks include consumer and dealer insolvencies and insufficient collateral values (less costs to sell) to realize the full carrying values of these receivables. See discussion in the Critical Accounting Estimates section regarding “Allowance for Doubtful Accounts and Credit Losses” and note 11 to the consolidated financial statements regarding the allowance for doubtful accounts and credit losses.

Toyota continues to originate leases to finance new Toyota vehicles. These leasing activities are subject to residual value risk. Residual value losses could be incurred when the lessee of a vehicle does not exercise the option to purchase the vehicle at the end of the lease term. See discussion in the Critical Accounting Estimates section regarding “Investment in Operating Leases” and note 2 to the consolidated financial statements regarding the allowance for residual value losses.

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

Funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs decreased during fiscal 2009 and 2010, mainly as a result of lower interest rates.

Toyota launched its credit card business in Japan at the beginning of fiscal 2002. As of March 31, 2009, Toyota had 7.1 million cardholders, an increase of 0.5 million cardholders compared with March 31, 2008. As of March 31, 2010, Toyota had 7.7 million cardholders, an increase of 0.6 million cardholders compared with March 31, 2009. The credit card receivables at March 31, 2009 decreased by ¥1.1 billion from March 31, 2008 to ¥224.6 billion. The credit card receivables at March 31, 2010 increased by ¥30.8 billion from March 31, 2009 to ¥255.4 billion.

Other Business Operations

Toyota’s other business operations consist of housing, including the manufacture and sale of prefabricated homes; information technology related businesses, including information technology and telecommunications, intelligent transport systems, GAZOO and other.

Toyota does not expect its other business operations to materially contribute to Toyota’s consolidated results of operations.

Currency Fluctuations

Toyota is affected by fluctuations in foreign currency exchange rates. In addition to the Japanese yen, Toyota is principally exposed to fluctuations in the value of the U.S. dollar and the euro and, to a lesser extent, the Australian dollar, the Canadian dollar and the British pound. Toyota’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk.

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

Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles. In calendar 2008 and 2009, Toyota produced 64.1% and 64.5% of Toyota’s non-domestic sales outside Japan, respectively. In North America, 57.4% and 60.0% of vehicles sold in calendar 2008 and 2009 respectively were produced locally. In Europe, 60.9% and 57.0% of vehicles sold in calendar 2008 and 2009 respectively were produced locally. Localizing production enables Toyota to locally purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.

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

Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income attributable to Toyota Motor Corporation. A strengthening of the Japanese yen against other currencies has the opposite effect. In fiscal 2009 and 2010, the Japanese yen was on average and at the end of the fiscal year stronger against the U.S. dollar and the euro in comparison to the prior fiscal year. See further discussion in the Market Risk Disclosures section regarding “Foreign Currency Exchange Rate Risk”.

During fiscal 2009 and 2010, the average exchange rate of the Japanese yen strengthened against the major currencies including the U.S. dollar and the euro compared to the average exchange rate of the prior fiscal year. The operating results excluding the impact of currency fluctuations described in the “Results of Operations — Fiscal 2010 Compared with Fiscal 2009” and the “Results of Operations — Fiscal 2009 Compared with Fiscal 2008,” show results of net revenues obtained by applying the Japanese yen’s average exchange rate in the previous fiscal year to the local currency-denominated net revenues for fiscal 2009 and 2010, respectively, as if the value of the Japanese yen had remained constant for the comparable periods. Results excluding the impact of currency fluctuations year-on-year are not on the same basis as Toyota’s consolidated financial statements and do not conform with U.S. GAAP. Furthermore, Toyota does not believe that these measures are a substitute for U.S. GAAP measures. However, Toyota believes that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

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

Geographic Breakdown

The following table sets forth Toyota’s net revenues in each geographic market based on the country location of the parent company or the subsidiaries that transacted the sale with the external customer for the past three fiscal years.

	Yen in millions
	Year ended March 31,
	2008	2009	2010
Japan	¥8,418,620	¥7,471,916	¥7,314,813
North America	9,248,950	6,097,676	5,583,228
Europe	3,802,814	2,889,753	2,082,671
Asia	2,790,987	2,450,412	2,431,648
Other*	2,027,869	1,619,813	1,538,613

*	“Other” consists of Central and South America, Oceania and Africa.

Results of Operations — Fiscal 2010 Compared with Fiscal 2009

	Yen in millions
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Net revenues:
Japan	¥12,186,737	¥11,220,303	¥(966,434)	(7.9)%
North America	6,222,914	5,670,526	(552,388)	(8.9)
Europe	3,013,128	2,147,049	(866,079)	(28.7)
Asia	2,719,329	2,655,327	(64,002)	(2.4)
Other*	1,882,900	1,673,861	(209,039)	(11.1)
Intersegment elimination/unallocated amount	(5,495,438)	(4,416,093)	1,079,345	—

Total	20,529,570	18,950,973	(1,578,597)	(7.7)
Operating income (loss):
Japan	(237,531)	(225,242)	12,289	—
North America	(390,192)	85,490	475,682	—
Europe	(143,233)	(32,955)	110,278	—
Asia	176,060	203,527	27,467	15.6
Other*	87,648	115,574	27,926	31.9
Intersegment elimination/unallocated amount	46,237	1,122	(45,115)	(97.6)

Total	(461,011)	147,516	608,527	—
Operating margin	(2.2)%	0.8%	3.0%
Income (loss) before income taxes and equity in earnings of affiliated companies	(560,381)	291,468	851,849	—
Net margin from Income (loss) before income taxes and equity in earnings of affiliated companies	(2.7)%	1.5%	4.2%
Equity in earnings of affiliated companies	42,724	45,408	2,684	6.3
Net income (loss) attributable to Toyota Motor Corporation	(436,937)	209,456	646,393	—
Net margin attributable to Toyota Motor Corporation	(2.1)%	1.1%	3.2%

*	“Other” consists of Central and South America, Oceania and Africa.

Net Revenues

Toyota had net revenues for fiscal 2010 of ¥18,950.9 billion, a decrease of ¥1,578.6 billion, or 7.7%, compared with the prior year. This decrease principally reflects the unfavorable impact of fluctuations in foreign currency translation rates of ¥986.9 billion, the impact of decreased vehicle unit sales and changes in sales mix of approximately ¥570.0 billion, partially offset by the increased parts sales of ¥34.9 billion during fiscal 2010. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues would have been approximately ¥19,937.8 billion during fiscal 2010, a 2.9% decrease compared with the prior year. The automotive market expanded by 10.0% in Japan compared to the prior fiscal year due to the government stimulus packages. However, other automotive markets contracted significantly such as 22.0% in North America and 13.7% in Europe compared to the prior calendar year due to the continuous market downturn. Affected by this downturn, Toyota’s vehicle unit sales decreased to 7,237 thousand vehicles, or by 4.4%, compared to the prior fiscal year.

Toyota’s net revenues by product category in each business with external customer is as follows:

	Yen in millions
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Vehicles	¥15,635,490	¥14,309,595	¥(1,325,895)	(8.5)%
Parts and components for overseas production	298,176	355,273	57,097	19.1
Parts and components for after service	1,575,316	1,543,941	(31,375)	(2.0)
Other	1,041,519	978,499	(63,020)	(6.1)

Total Automotive	18,550,501	17,187,308	(1,363,193)	(7.3)
All Other	623,219	537,421	(85,798)	(13.8)

Total sales of products	19,173,720	17,724,729	(1,448,991)	(7.6)
Financial services	1,355,850	1,226,244	(129,606)	(9.6)

Total	¥20,529,570	¥18,950,973	¥(1,578,597)	(7.7)%

Toyota’s net revenues include net revenues from sales of products, consisting of net revenues from automotive operations and all other operations, that decreased by 7.6% during fiscal 2010 compared with the prior fiscal year to ¥17,724.7 billion, and net revenues from financial services operations that decreased by 9.6% during fiscal 2010 compared with the prior fiscal year to ¥1,226.2 billion. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues from sales of products would have been ¥18,618.7 billion, a 2.9% decrease during fiscal 2010 compared with the prior fiscal year. The decrease in net revenues from sales of products is due primarily to a decrease in vehicle unit sales which resulted from the generally difficult market conditions in the automotive industry as a whole in fiscal 2010. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues from financial services operations would have been approximately ¥1,319.1 billion, a 2.7% decrease during fiscal 2010 compared with the prior fiscal year. The decrease in net revenues from financial services operations resulted primarily from unfavorable impact of fluctuations in foreign currency translation rates and decrease in rental income from vehicles and equipment on operating leases.

Number of financing contracts by geographic region (at the end of the fiscal year 2009 and 2010) is as follows:

	Number of financing contracts in thousands
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Japan	1,660	1,684	24	1.4%
North America	4,403	4,488	85	1.9
Europe	748	774	26	3.5
Asia	387	428	41	10.6
Other*	440	476	36	8.2

Total	7,638	7,850	212	2.8%

*	“Other” consists of Central and South America, Oceania and Africa.

Geographically, net revenues (before the elimination of intersegment revenues) for fiscal 2010 decreased by 7.9% in Japan, 8.9% in North America, 28.7% in Europe, 2.4% in Asia and 11.1% in Other compared with the prior fiscal year. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues in fiscal 2010 would have decreased by 7.9% in Japan, 1.2% in North America, 20.1% in Europe, 7.3% in Other and would have increased by 5.5% in Asia compared with the prior fiscal year.

The following is a discussion of net revenues in each geographic market (before the elimination of intersegment revenues).

Japan

	Thousands of units
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,945	2,163	218	11.2%

	Yen in millions
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Net revenues:
Sales of products	¥12,067,494	¥11,095,044	¥(972,450)	(8.1)%
Financial services	119,243	125,259	6,016	5.0

Total	¥12,186,737	¥11,220,303	¥(966,434)	(7.9)%

Supported by the government stimulus packages including the eco-car tax reduction and subsidy, Toyota’s domestic vehicle unit sales showed growth as compared to the prior fiscal year mainly within the environmentally-friendly and new vehicle markets, such as Prius and SAI. However, net revenues in Japan decreased reflecting the decrease in the number of exported vehicles for the overseas markets.

North America

	Thousands of units
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Toyota’s consolidated vehicle unit sales	2,212	2,098	(114)	(5.2)%

	Yen in millions
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Net revenues:
Sales of products	¥5,226,426	¥4,782,379	¥(444,047)	(8.5)%
Financial services	996,488	888,147	(108,341)	(10.9)

Total	¥6,222,914	¥5,670,526	¥(552,388)	(8.9)%

The market is recovering gradually from the downturn stemming from the financial crisis since the fall of 2008 and Toyota’s vehicle unit sales in the second half of fiscal 2010 increased year-on-year primarily due to the sales of new Sienna. However, net revenues in North America decreased primarily as a result of the substantial decline in vehicle unit sales caused by the downturn in the market during the first half of fiscal 2010, fluctuations in foreign currency translation rates and the effects of the recalls and other safety measures.

Europe

	Thousands of units
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,062	858	(204)	(19.2)%

	Yen in millions
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Net revenues:
Sales of products	¥2,911,234	¥2,065,768	¥(845,466)	(29.0)%
Financial services	101,894	81,281	(20,613)	(20.2)

Total	¥3,013,128	¥2,147,049	¥(866,079)	(28.7)%

Although Toyota’s vehicle unit sales in some European countries increased compared with the prior fiscal year benefiting from various government stimulus packages, net revenues in Europe overall decreased primarily due to the decrease in vehicle unit sales which resulted from the downturn in the market and fluctuations in foreign currency translation rates.

Asia

	Thousands of units
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Toyota’s consolidated vehicle unit sales	905	979	74	8.3%

	Yen in millions
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Net revenues:
Sales of products	¥2,676,939	¥2,612,595	¥(64,344)	(2.4)%
Financial services	42,390	42,732	342	0.8

Total	¥2,719,329	¥2,655,327	¥(64,002)	(2.4)%

Although Toyota’s vehicle unit sales increased, particularly in Thailand and Indonesia, compared with the prior fiscal year due primarily to various government stimulus packages, net revenues in Asia decreased due primarily to the unfavorable impact of fluctuations in foreign currency translation rates. Eliminating the difference in the Japanese yen value used for translation purposes of ¥212.9 billion, net revenues would have increased by ¥148.6 billion.

Other

	Thousands of units
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,443	1,139	(304)	(21.1)%

	Yen in millions
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Net revenues:
Sales of products	¥1,779,089	¥1,571,846	¥(207,243)	(11.6)%
Financial services	103,811	102,015	(1,796)	(1.7)

Total	¥1,882,900	¥1,673,861	¥(209,039)	(11.1)%

Net revenues in Other decreased due to the decrease in Toyota’s vehicle unit sales compared to the prior fiscal year as a result of a downturn in the markets in Central and South America, Oceania, Africa, and all other regions.

Operating Costs and Expenses

	Yen in millions
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Operating costs and expenses
Cost of products sold	¥17,468,416	¥15,971,496	¥(1,496,920)	(8.6)%
Cost of financing operations	987,384	712,301	(275,083)	(27.9)
Selling, general and administrative	2,534,781	2,119,660	(415,121)	(16.4)

Total	¥20,990,581	¥18,803,457	¥(2,187,124)	(10.4)%

Yen in millions
2010 v. 2009 Change
Changes in operating costs and expenses:
Effect of decrease in vehicle unit sales and changes in sales mix	¥(110,000)
Effect of fluctuation in foreign currency translation rates	(963,300)
Effect of increase in parts sales	11,200
Effect of decrease in research and development expenses	(178,700)
Effect of cost reduction efforts, decrease in fixed costs and other efforts	(946,324)

Total	¥(2,187,124)

Operating costs and expenses decreased by ¥2,187.1 billion, or 10.4%, to ¥18,803.4 billion during fiscal 2010 compared with the prior fiscal year. This decrease resulted primarily from the ¥963.3 billion impact of fluctuations in foreign currency translation rates, the ¥946.3 billion of cost reduction efforts, decrease in fixed costs and other efforts, the ¥178.7 billion decrease in research and development expenses, and the approximate ¥110.0 billion impact on costs of products attributable to the decrease in vehicle unit sales and the changes in sales mix, partially offset by the ¥11.2 billion impact on increase in parts sales. The cost reduction efforts, decrease in fixed costs and other efforts are partially offset by the ¥105.7 billion increase in costs resulting from a change in the estimation model of expenses related to future recalls and other safety measures.

Cost Reduction Efforts

During fiscal 2010, continued cost reduction efforts reduced operating costs and expenses by approximately ¥520.0 billion. The cost reduction efforts include decreases in the prices of steel, precious metals, non-ferrous alloys including aluminum, plastic parts and other production materials and parts. In fiscal 2010, the decline in raw materials prices and, continued cost reduction efforts, by working closely with suppliers, contributed to the improvement in earnings. These cost reduction efforts related to ongoing value engineering and value analysis activities, the use of common parts that result in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of Products Sold

Cost of products sold decreased by ¥1,496.9 billion, or 8.6%, to ¥15,971.5 billion during fiscal 2010 compared with the prior fiscal year. The decrease in cost of products sold for automotive operations is primarily attributed to the decrease in fixed costs including the decrease in research and development expenses, the cost reduction efforts, the decrease in vehicle unit sales and the changes in sales mix, and the impact of fluctuations in foreign currency translation rates partially offset by increases in parts sales. The decrease in fixed costs was due mainly to a decline in labor costs and research and development expenses as a result of profit improvement initiatives. The decrease in vehicle unit sales and the changes in sales mix were due to factors such as the substantial contraction of the automotive market caused by the financial crisis since the fall of 2008. The decrease in research and development expenses is attributable to reduced development costs realized as a result of Toyota’s more focused investment decisions for the future such as in environmental technologies, and effective management over research and development expenses spending.

Cost of Financing Operations

Yen in millions
2010 v. 2009 Change
Changes in cost of financing operations:
Effect of fluctuation in foreign currency translation rates	¥(83,500)
Effect of changes in funding costs	(70,000)
Effect of increase in valuation gains on interest rate swaps stated at fair value	(64,500)
Effect of decrease in provision for residual value losses	(50,000)
Other	(7,083)

Total	¥(275,083)

Cost of financing operations decreased by ¥275.1 billion, or 27.9%, to ¥712.3 billion during fiscal 2010 compared with the prior year. The decrease resulted primarily from the ¥83.5 billion impact of fluctuations in foreign currency translation rates, the ¥70.0 billion favorable impact of changes in funding costs, the ¥64.5 billion recognition of valuation gains on interest rate swaps stated at fair value, and the ¥50.0 billion decrease in provision for residual value losses. The favorable impact of changes in funding costs is attributable to a decline in market interest rates. The decrease in provision for residual value losses is primarily attributable to the recovery of the used vehicles markets particularly in the United States and other effects, partially offset by the impact from the recalls and other safety measures.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by ¥415.1 billion, or 16.4%, to ¥2,119.6 billion during fiscal 2010 compared with the prior fiscal year. This decrease mainly reflects the ¥173.8 billion decrease for the financial services operations and the ¥84.9 billion decrease of marketing expense. The decrease in the financial services operations is primarily due to the ¥140.0 billion decrease in provision for credit losses and net charge-offs, which is attributable to the rise in the ratio of credit losses as a result of the economic downturn mainly in the United States in the prior fiscal year, partially offset by the impact from the recalls and other safety measures. The decrease in marketing expense is attributable to reduced marketing costs realized as a result of the profit improvement initiatives.

Operating Income and Loss

Yen in millions
2010 v. 2009 Change
Changes in operating income and loss:
Effect of decrease in vehicle unit sales and changes in sales mix and other operational factors	¥(370,000)
Effect of increase in parts sales	23,700
Effect of fluctuation in foreign currency translation rates	(23,600)
Effect of decrease in research and development expenses	178,700
Effect of cost reduction efforts, decrease in fixed costs and other efforts	799,727

Total	¥608,527

Toyota’s operating income increased by ¥608.5 billion to an operating income of ¥147.5 billion during fiscal 2010 compared with the prior year. This operating income was favorably impacted by the effects of a ¥799.7 billion cost reduction efforts, decrease in fixed costs and other efforts, the ¥178.7 billion decrease in research and development expenses, and the ¥23.7 billion increase in parts sales, partially offset by the ¥380.0 billion decrease in vehicle unit sales and the changes in sales mix. The cost reduction efforts, decrease in fixed costs and other efforts are partially offset by the ¥105.7 billion increase in costs resulting from a change in the estimation model of expenses related to future recalls and other safety measures.

During fiscal 2010, operating income (before the elimination of intersegment profits), increased by ¥475.6 billion in North America, increased by ¥27.5 billion, or 15.6%, in Asia, and increased by ¥27.9 billion, or 31.9% in Other compared with the prior fiscal year. During fiscal 2010, operating loss (before the elimination of intersegment profits) decreased by ¥12.3 billion in Japan and decreased by ¥110.3 billion in Europe compared with the prior fiscal year.

The following is a discussion of operating income and loss in each geographic market.

Japan

Yen in millions
2010 v. 2009 Change
Changes in operating income and loss:
Effect of decrease in production volume and vehicle unit sales in the export markets and other operational factors	¥(325,000)
Effect of cost reduction efforts, decrease in fixed costs and other efforts	337,289

Total	¥12,289

The decrease in operating losses in Japan was mainly due to the cost reduction efforts, decrease in fixed costs and other efforts in the automotive operations segment, partially offset by the ¥330.0 billion impact of decreases in both production volume and vehicle unit sales in the export markets. The decreases in both production volume and vehicle unit sales in the export markets are attributable to the difficult market conditions particularly in North America and Europe.

North America

Yen in millions
2010 v. 2009 Change
Changes in operating income and loss:
Effect of decrease in production volume and vehicle unit sales and other operational factors	¥(30,000)
Effect of fluctuation in foreign currency translation rates	(4,100)
Effect of cost reduction efforts, decrease in fixed costs and other efforts	509,782

Total	¥475,682

The increase in operating income in North America was due mainly to the ¥200.0 billion decreases in the provision for credit losses, net charge-offs and provision for residual value losses of sales finance subsidiaries in the United States, which are included in “Effect of cost reduction efforts, decrease in fixed costs and other efforts”, partially offset by the ¥40.0 billion impact of decreases in both production volume and vehicle unit sales and the ¥4.1 billion impact of the fluctuations in foreign currency translation rates. The decreases in both production volume and vehicle unit sales in North America are attributable to the substantial decline in vehicle unit sales of commercial vehicles and passenger vehicles due to the downturn in the market in the first half of fiscal year 2010.

Europe

Yen in millions
2010 v. 2009 Change
Changes in operating income and loss:
Effect of decrease in production volume and vehicle unit sales and other operational factors	¥(60,000)
Effect of fluctuation in foreign currency translation rates	4,900
Effect of cost reduction efforts, decrease in fixed costs and other efforts	165,378

Total	¥110,278

The decrease in operating loss in Europe was mainly due to the ¥155.3 billion impact of cost reduction efforts, decrease in fixed costs and other efforts in the automotive operations segment and the ¥4.9 billion impact of fluctuations in foreign currency translation rates, partially offset by the ¥60.0 billion reduction of both production volume and vehicle unit sales. The decreases in both production volume and vehicle unit sales in Europe was attributable to the decline in vehicle unit sales in the overall European market compared to the prior fiscal year despite sales growth in some of the countries that benefited from government stimulus packages.

Asia

Yen in millions
2010 v. 2009 Change
Changes in operating income and loss:
Effect of increase in production volume and vehicle unit sales and other operational factors	¥20,000
Effect of fluctuation in foreign currency translation rates	(16,200)
Effect of cost reduction efforts, decrease in fixed costs and other efforts	23,667

Total	¥27,467

The increase in operating income in Asia was mainly due to the ¥20.0 billion impact of increase in production volume and vehicle unit sales and the ¥18.6 billion impact of cost reduction efforts, decrease in fixed costs and other efforts in the automotive operations segment, partially offset by the ¥16.2 billion impact of fluctuation in foreign currency translation rates. The increase in production volume and vehicle unit sales in Asia was primarily attributable to the recovery of Asian automotive markets, particularly in Thailand and Indonesia, benefiting from the government stimulus packages.

Other Income and Expenses

Interest and dividend income decreased by ¥60.2 billion, or 43.5%, to ¥78.2 billion during fiscal 2010 compared with the prior fiscal year mainly due to a decrease in interest income reflecting decreases in market interest rates.

Interest expense decreased by ¥13.5 billion, or 28.7%, to ¥33.4 billion during fiscal 2010 compared with the prior fiscal year.

Foreign exchange gains, net increased by ¥70.0 billion to ¥68.2 billion during fiscal 2010 compared with the prior fiscal year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated sales translated at prevailing exchange rates and the value of the sales amounts settled during the year, including those settled using forward foreign currency exchange contracts.

Other income, net increased by ¥220.0 billion to ¥30.9 billion during fiscal 2010 compared with the prior fiscal year. This increase was mainly due to the recognition of impairment losses on available-for sale securities in the prior fiscal year.

Income Taxes

The provision for income taxes increased by ¥149.1 billion to ¥92.6 billion during fiscal 2010 compared with the prior year primarily due to the increase in income before income taxes. The effective tax rate was 31.8%, which was lower than the statutory tax rate in Japan. This was primarily due to the increase in income before income taxes of overseas subsidiaries whose statutory tax rates were lower than the statutory tax rate in Japan.

Net Income and Loss attributable to the Noncontrolling Interest and Equity in Earnings of Affiliated Companies

Net income attributable to the noncontrolling interest increased by ¥59.0 billion to ¥34.8 billion during fiscal 2010 compared with the prior year. This increase was mainly due to an increase in net income attributable to the shareholders of consolidated subsidiaries.

Equity in earnings of affiliated companies during fiscal 2010 increased by ¥2.7 billion, or 6.3%, to ¥45.4 billion compared with the prior fiscal year. This increase was due to an increase in net income attributable to the shareholders of affiliated companies.

Net Income and Loss attributable to Toyota Motor Corporation

Net income attributable to Toyota Motor Corporation increased by ¥646.4 billion to ¥209.4 billion during fiscal 2010 compared with the prior fiscal year.

Other Comprehensive Income and Loss

Other comprehensive income increased by ¥1,127.4 billion to ¥260.9 billion for fiscal 2010 compared with the prior fiscal year. This increase resulted primarily from unrealized holding gains on securities in fiscal 2010 of ¥176.4 billion compared with losses of ¥293.1 billion in the prior fiscal year, and from favorable foreign currency translation adjustments of ¥9.8 billion in fiscal 2010 compared with losses of ¥381.3 billion in the prior fiscal year. The increase in unrealized holding gains on securities was mainly due to the recognition of impairment losses on available-for sale securities in the prior fiscal year.

Segment Information

The following is a discussion of results of operations for each of Toyota’s operating segments. The amounts presented are prior to intersegment elimination.

	Yen in millions
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Automotive:
Net revenues	¥18,564,723	¥17,197,428	¥(1,367,295)	(7.4)%
Operating income (loss)	(394,876)	(86,370)	308,506	—
Financial Services:
Net revenues	1,377,548	1,245,407	(132,141)	(9.6)
Operating income (loss)	(71,947)	246,927	318,874	—
All Other:
Net revenues	1,184,947	947,615	(237,332)	(20.0)
Operating income (loss)	9,913	(8,860)	(18,773)	—
Intersegment elimination/unallocated amount:
Net revenues	(597,648)	(439,477)	158,171	—
Operating income (loss)	(4,101)	(4,181)	(80)	—

Automotive Operations Segment

The automotive operations segment is Toyota’s largest operating segment by net revenues. Net revenues for the automotive segment decreased during fiscal 2010 by ¥1,367.3 billion, or 7.4%, compared with the prior year to ¥17,197.4 billion. The decrease was primarily due to fluctuations in foreign currency translation rates of ¥886.5 billion and decreased vehicle unit sales and the changes in sales mix of approximately ¥570.0 billion, partially offset by increased parts sales of ¥34.9 billion.

Operating loss from the automotive operations decreased by ¥308.5 billion during fiscal 2010 compared with the prior year to an operating loss of ¥86.3 billion. This decrease in operating loss was primarily due to cost reduction efforts, decrease in fixed costs of ¥990.0 billion, and increase in parts sales, partially offset by a ¥380.0 billion decrease in vehicle unit sales and changes in sales mix.

The decrease in vehicle unit sales and changes in sales mix was due primarily to a decrease in vehicle unit sales which resulted from the generally difficult market conditions in the automotive industry during fiscal 2010. The decrease in fixed costs was due mainly to the decline in labor costs and research and development expenses as a result of profit improvement initiatives, partially offset by ¥105.7 billion increase in costs resulting from a change in the estimation model of expenses related to future recalls and other safety measures.

Financial Services Operations Segment

Net revenues for the financial services operations decreased during fiscal 2010 by ¥132.1 billion, or 9.6%, compared to the prior year to ¥1,245.4 billion. This decrease was primarily due to the unfavorable impact of fluctuations in foreign currency translation rates of ¥93.3 billion. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues for its financial services operations would have been approximately ¥1,338.7 billion during fiscal 2010, a 2.8% decrease compared with the prior fiscal year. The decrease in net revenues eliminating the difference in the Japanese yen value used for translation purposes resulted primarily from a decrease in rental income from vehicles and equipment on operating leases.

Operating income from financial services operations increased by ¥318.9 billion to ¥246.9 billion during fiscal 2010 compared with the prior year. This increase was primarily due to the ¥140.0 billion decrease in provision for credit losses, net charge-offs, the ¥64.5 billion of the recognition of valuation gains on interest rate swaps stated at fair value, and the ¥50.0 billion decrease in provision for residual value losses.

The decrease in provision for credit losses, net charge-offs is primarily attributable to the increase in provision for credit losses and net charge-offs in the United States primarily due to the rise in the ratio of credit losses as a result of the economic downturn in the prior fiscal year, partially offset by the impact from the recalls and other safety measures. The decrease in provision for residual value losses is primarily attributable to the recovery in the used vehicle market, partially offset by the impact from the recalls and other safety measures.

Ratio of credit loss experience in the United States is as follows:

	Year ended March 31,
	2009	2010
Net charge-offs as a percentage of average gross earning assets:
Finance receivables	1.54%	1.15%
Operating lease	0.86	0.63

Total	1.37%	1.03%

All Other Operations Segment

Net revenues for Toyota’s other operations segment decreased by ¥237.3 billion, or 20.0%, to ¥947.6 billion during fiscal 2010 compared with the prior year.

Operating income from Toyota’s other operations segment decreased by ¥18.8 billion, to operating loss of ¥8.9 billion during fiscal 2010 compared with the prior year.

Results of Operations — Fiscal 2009 Compared with Fiscal 2008

	Yen in millions
	Year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Net revenues:
Japan	¥15,315,812	¥12,186,737	¥(3,129,075)	(20.4)%
North America	9,423,258	6,222,914	(3,200,344)	(34.0)
Europe	3,993,434	3,013,128	(980,306)	(24.5)
Asia	3,120,826	2,719,329	(401,497)	(12.9)
Other*	2,294,137	1,882,900	(411,237)	(17.9)
Intersegment elimination/unallocated amount	(7,858,227)	(5,495,438)	2,362,789	—

Total	26,289,240	20,529,570	(5,759,670)	(21.9)
Operating income (loss):
Japan	1,440,286	(237,531)	(1,677,817)	—
North America	305,352	(390,192)	(695,544)	—
Europe	141,571	(143,233)	(284,804)	—
Asia	256,356	176,060	(80,296)	(31.3)
Other*	143,978	87,648	(56,330)	(39.1)
Intersegment elimination/unallocated amount	(17,168)	46,237	63,405	—

Total	2,270,375	(461,011)	(2,731,386)	—
Operating margin	8.6%	(2.2)%	(10.8)%	—
Income (loss) before income taxes, minority interest and equity in earnings of affiliated companies	2,437,222	(560,381)	(2,997,603)	—
Net margin from Income (loss) before income taxes, minority interest and equity in earnings of affiliated companies	9.3%	(2.7)%	(12.0)%
Equity in earnings of affiliated companies	270,114	42,724	(227,390)	(84.2)
Net income (loss)	1,717,879	(436,937)	(2,154,816)	—
Net margin	6.5%	(2.1)%	(8.6)%

*	“Other” consists of Central and South America, Oceania and Africa.

Net Revenues

Toyota had net revenues for fiscal 2009 of ¥20,529.5 billion, a decrease of ¥5,759.7 billion, or 21.9%, compared with the prior year. This decrease principally reflects the impact of decreased vehicle unit sales and changes in sales mix of ¥3,400.0 billion, the unfavorable impact of fluctuations in foreign currency translation rates of ¥2,031.2 billion, and decreased parts sales of ¥128.6 billion during fiscal 2009. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues would have been approximately ¥22,560.7 billion during fiscal 2009, a 14.2% decrease compared with the prior fiscal year. As a result of the downturn in the global economy stemming from the financial crisis since the fall of 2008, the automotive market contracted by 15.6% in Japan compared to the prior fiscal year, and by 15.8 % in North America and 8.2% in Europe compared to the prior calendar year, respectively. Affected by this downturn, Toyota’s vehicle unit sales decreased to 7,567 thousand vehicles, or by 15.1%, compared to the prior fiscal year. The decrease in net revenues was also due to the effect of foreign currency exchange rate fluctuations and changes in the market demand resulting from a shift in consumer preference towards small vehicles and low-price vehicles.

Toyota’s net revenues by product category in each business to external customer is as follows:

	Yen in millions
	Year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Vehicles	¥20,723,588	¥15,635,490	¥(5,088,098)	(24.6)%
Parts and components for overseas production	342,244	298,176	(44,068)	(12.9)
Parts and components for after service	1,785,684	1,575,316	(210,368)	(11.8)
Other	1,308,738	1,041,519	(267,219)	(20.4)

Total Automotive	24,160,254	18,550,501	(5,609,753)	(23.2)
All Other	660,256	623,219	(37,037)	(5.6)

Total sales of products	24,820,510	19,173,720	(5,646,790)	(22.8)
Financial services	1,468,730	1,355,850	(112,880)	(7.7)

Total	¥26,289,240	¥20,529,570	¥(5,759,670)	(21.9)%

Toyota’s net revenues include net revenues from sales of products, consisting of net revenues from automotive operations and all other operations, which decreased by 22.8% during fiscal 2009 compared with the prior fiscal year to ¥19,173.7 billion, and net revenues from financial services operations, which decreased by 7.7% during fiscal 2009 compared with the prior fiscal year to ¥1,355.8 billion. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues from sales of products would have been approximately ¥21,011.3 billion, a 15.3% decrease during fiscal 2009 compared with the prior fiscal year. The decrease in net revenues from sales of products is primarily attributable to a substantial contraction of the automotive market caused by a rapid deterioration of the world economy following the financial crisis since the fall of 2008, as well as changes in market demand resulting from a shift in consumer preference towards small vehicles and low-price vehicles. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues from financial services operations would have been approximately ¥1,549.4 billion, a 5.5% increase during fiscal 2009 compared with the prior year. The increase in net revenues from financial services operations is primarily attributable to the increase in volume of financings as a result of an increase in market share primarily of the finance subsidiary in North America.

Number of financing contracts by geographic region (at the end of the fiscal year 2008 and 2009) is as follows:

	Number of financing contracts in thousands
	Year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Japan	1,614	1,660	46	2.9%
North America	4,241	4,403	162	3.8
Europe	709	748	39	5.5
Asia	357	387	30	8.4
Other*	413	440	27	6.5

Total	7,334	7,638	304	4.1%

*	“Other” consists of Central and South America, Oceania and Africa.

Geographically, net revenues (before the elimination of intersegment revenues) for fiscal 2009 decreased by 20.4% in Japan, 34.0% in North America, 24.5% in Europe, 12.9% in Asia and 17.9% in Other compared with the prior fiscal year. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues in fiscal 2009 would have decreased by 20.4% in Japan, 25.0% in North America, 14.1% in Europe, 1.1% in Other and 0.5% in Asia compared with the prior fiscal year.

The following is a discussion of net revenues in each geographic market (before the elimination of intersegment revenues).

Japan

	Thousands of units
	Year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Toyota’s consolidated vehicle unit sales	2,188	1,945	(243)	(11.1)%

	Yen in millions
	Year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Net revenues:
Sales of products	¥15,183,262	¥12,067,494	¥(3,115,768)	(20.5)%
Financial services	132,550	119,243	(13,307)	(10.0)

Total	¥15,315,812	¥12,186,737	¥(3,129,075)	(20.4)%

Although Toyota enjoyed strong sales of new car models such as the Alphard and the Vellfire amid the downturn in the real economy and increased domestic competition, net revenues in Japan decreased primarily due to lower vehicle unit sales compared to the prior fiscal year as a result of difficult market conditions. Net revenues in Japan decreased also due to shift in consumer preference towards compact and subcompact cars influenced by decreased consumer spending and heightened environmental awareness.

North America

	Thousands of units
	Year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Toyota’s consolidated vehicle unit sales	2,958	2,212	(746)	(25.2)%

	Yen in millions
	Year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Net revenues:
Sales of products	¥8,339,887	¥5,226,426	¥(3,113,461)	(37.3)%
Financial services	1,083,371	996,488	(86,883)	(8.0)

Total	¥9,423,258	¥6,222,914	¥(3,200,344)	(34.0)%

Net revenues in North America decreased primarily due to the substantial decrease in vehicle unit sales as a result of the downturn in the market stemming from the financial crisis since the fall of 2008. In particular, the decline in vehicle unit sales is attributable to the decline in vehicle unit sales of commercial vehicles as a result of the surge in prices of crude oil in the first half of fiscal 2009, a shift in consumer preference towards small vehicles and fuel-efficient vehicles, and a rapid decline in vehicle unit sales of passenger vehicles as a result of the financial crisis in the second half of fiscal 2009. Although net revenues from financing operations decreased, net revenues from financing operations increased by ¥54.3 billion excluding the ¥141.1 billion impact of fluctuation in foreign currency exchange rate, which is attributable to the increase in the volume of financings as a result of an increase in market share primarily of the finance subsidiary in North America.

Europe

	Thousands of units
	Year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,284	1,062	(222)	(17.3)%

	Yen in millions
	Year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Net revenues:
Sales of products	¥3,878,677	¥2,911,234	¥(967,443)	(24.9)%
Financial services	114,757	101,894	(12,863)	(11.2)

Total	¥3,993,434	¥3,013,128	¥(980,306)	(24.5)%

Although Toyota enjoyed strong sales of compact cars and environmentally-friendly cars such as the Aygo and the Prius, net revenues in Europe decreased due to lower vehicle unit sales compared to the prior fiscal year. The decrease in net revenues was also due to the fiscal year falling between periods of full model changes.

Asia

	Thousands of units
	Year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Toyota’s consolidated vehicle unit sales	956	905	(51)	(5.4)%

	Yen in millions
	Year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Net revenues:
Sales of products	¥3,082,832	¥2,676,939	¥(405,893)	(13.2)%
Financial services	37,994	42,390	4,396	11.6

Total	¥3,120,826	¥2,719,329	¥(401,497)	(12.9)%

Although the sales of models such as the Avanza and the Innova increased, net revenues in Asia decreased due to a decrease in vehicle unit sales compared to the prior fiscal year as a result of the deterioration of the world economy stemming from the subprime mortgage crisis in the fall of 2008.

Other

	Thousands of units
	Year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,527	1,443	(84)	(5.5)%

	Yen in millions
	Year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Net revenues:
Sales of products	¥2,186,817	¥1,779,089	¥(407,728)	(18.6)%
Financial services	107,320	103,811	(3,509)	(3.3)

Total	¥2,294,137	¥1,882,900	¥(411,237)	(17.9)%

Net revenues in Other decreased due to the decrease in vehicle unit sales compared to the prior fiscal year as a result of a downturn in the markets.

Operating Costs and Expenses

	Yen in millions
	Year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Operating costs and expenses
Cost of products sold	¥20,452,338	¥17,468,416	¥(2,983,922)	(14.6)%
Cost of financing operations	1,068,015	987,384	(80,631)	(7.5)
Selling, general and administrative expenses	2,498,512	2,534,781	36,269	1.5

Total	¥24,018,865	¥20,990,581	¥(3,028,284)	(12.6)%

Yen in millions
2009 v. 2008 Change
Changes in operating costs and expenses:
Effect of decrease in vehicle unit sales and changes in sales mix	¥(2,100,000)
Effect of fluctuation in foreign currency translation rates	(2,062,100)
Effect of decrease in parts sales	(64,400)
Effect of decrease in research and development expenses	(54,800)
Effect of increase in cost reduction, expenses and other effects	1,253,016

Total	¥(3,028,284)

Operating costs and expenses decreased by ¥3,028.3 billion, or 12.6%, to ¥20,990.5 billion during fiscal 2009 compared with the prior fiscal year. This decrease resulted primarily from the approximate ¥2,100 billion impact on costs of products attributable to the decrease in vehicle unit sales and the changes in sales mix, the ¥2,062.1 billion impact of fluctuations in foreign currency translation rates, ¥64.4 billion decreased costs corresponding to the decrease in parts sales, and the ¥54.8 billion decrease in research and development expenses, partially offset by the ¥1,253.0 billion increase in cost reduction, expenses and other effects.

Cost Reduction Efforts

Cost reduction efforts were offset by increases in the prices of steel, precious metals, non-ferrous alloys including aluminum, plastic parts and other production materials and parts. Although the prices of raw materials such as steel remained high through fiscal 2009 as a result of market conditions, cost reduction efforts, by working closely with suppliers, absorbed the impact of the market price increase. These cost reduction efforts related to ongoing value engineering and value analysis activities, the use of common parts that result in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of Products Sold

Cost of products sold decreased by ¥2,984.0 billion, or 14.6%, to ¥17,468.4 billion during fiscal 2009 compared with the prior fiscal year. The decrease in cost of products sold for automotive operations is primarily attributed to the decrease in vehicle unit sales and the changes in sales mix, the impact of fluctuations in foreign currency translation rates, the impact of the decrease in parts sales, and the decrease in research and development expenses, partially offset by increases in expenses. The impact of decrease in vehicle unit sales and the changes in sales mix reflected such factors as the substantial contraction of the automotive market caused by a rapid deterioration of the world economy following the financial crisis since the fall of 2008, as well as changes in the market structure resulting from a shift in consumer preference towards small vehicles and low-price vehicles.

The decrease in research and development expenses is attributable to reduced development costs realized as a result of efforts to improve earnings by improving development efficiency. This decrease in research and development expenses was achieved while maintaining a focus on the development of environmentally conscious technologies including hybrid and fuel-cell technology, and the developments in advanced technologies relating to collision safety and vehicle stability controls to further build up competitive strength in the future. The increase in expenses is attributable to the inefficiency from decreased operational activity, increase in inventory reserve for the lower of cost or market, and the incurrence of product-quality related expenses in the first half of fiscal 2009.

Cost of Financing Operations

Yen in millions
2009 v. 2008 Change
Changes in cost of financing operations:
Effect of fluctuation in foreign currency translation rates	¥(206,400)
Effect of increase in provision for residual value losses	70,000
Effect of increase in valuation losses on interest rate swaps stated at fair value	12,200
Other	43,569

Total	¥(80,631)

Cost of financing operations decreased by ¥80.6 billion, or 7.5%, to ¥987.4 billion during fiscal 2009 compared with the prior fiscal year. The decrease resulted primarily from the ¥206.4 billion impact of fluctuations in foreign currency translation rates, partially offset by the ¥70.0 billion increase in provision for residual value losses and the ¥12.2 billion increase in valuation losses on interest rate swaps stated at fair value. The increase in provision for residual value losses is primarily attributable to the increase in provision for residual value losses of operating lease vehicles resulting from the decrease in the prices of used vehicles, particularly of large vehicles with low fuel economy due to the economic downturn. The increase in valuation losses on interest rate swaps stated at fair value is attributable to the valuation losses on floating to fixed interest rate swaps that are not designated as hedges due to the decline in market interest rates.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥36.2 billion, or 1.5%, to ¥2,534.7 billion during fiscal 2009 compared with the prior fiscal year. This increase mainly reflects the ¥119.4 billion increase for the financial services operations, partially offset by the ¥95.2 billion decrease of marketing expense which is attributable to reduced marketing costs realized as a result of efforts to improve earnings. The increase in the financial services operations is primarily due to the ¥170.0 billion increase in provision for credit losses and net charge-offs, which is attributable to the rise in the ratio of credit losses as a result of the economic downturn mainly in the United States.

Operating Income and Loss

Yen in millions
2009 v. 2008 Change
Changes in operating income and loss:
Effect of decrease in vehicle unit sales and changes in sales mix and other operational factors	¥(1,480,000)
Effect of decrease in parts sales	(17,300)
Effect of fluctuation in foreign currency translation rates	30,900
Effect of decrease in research and development expenses	54,800
Effect of increase in cost reduction, expenses and other effects	(1,319,786)

Total	¥(2,731,386)

Toyota’s operating income decreased by ¥2,731.3 billion to an operating loss of ¥461.0 billion during fiscal 2009 compared with the prior fiscal year. This decrease was unfavorably affected by the ¥1,300.0 billion decrease in vehicle unit sales and the changes in sales mix, the ¥1,319.7 billion increase in cost reduction, expenses and other effects, and the ¥17.3 billion decrease in parts sales, partially offset by the ¥54.8 billion decrease in research and development expenses.

During fiscal 2009, operating income (before the elimination of intersegment profits) for significant geographic regions decreased by ¥1,677.8 billion in Japan, decreased by ¥695.5 billion in North America, decreased by ¥284.8 billion in Europe, decreased by ¥80.3 billion, or 31.3%, in Asia, and decreased by ¥56.3 billion, or 39.1% in Other compared with the prior fiscal year.

The following is a discussion of operating income and loss in each geographic market.

Japan

Yen in millions
2009 v. 2008 Change
Changes in operating income and loss:
Effect of decrease in production volume and vehicle unit sales in the export markets and other operational factors	¥(730,000)
Effect of increase in cost reduction, expenses and other effects	(947,817)

Total	¥(1,677,817)

The decrease in Japan was mainly due to the ¥700.0 billion impact of decreases in both production volume and vehicle unit sales in the export markets, partially offset by the decrease in research and development expenses. The decreases in both production volume and vehicle unit sales in the export markets are attributable to the difficult market conditions caused by the downturn in the real economy.

North America

Yen in millions
2009 v. 2008 Change
Changes in operating income and loss:
Effect of decrease in production volume and vehicle unit sales and other operational factors	¥(580,000)
Effect of fluctuation in foreign currency translation rates	52,700
Effect of increase in cost reduction, expenses and other effects	(168,244)

Total	¥(695,544)

The decrease in North America was mainly due to the ¥400.0 billion impact of decreases in both production volume and vehicle unit sales, the increases in the provision for credit losses, net charge-offs and provision for residual value losses in sales finance subsidiaries in the United States, which are included in “Effect of increase in cost reduction, expenses and other effects”, partially offset by the ¥52.7 billion impact of the fluctuations in foreign currency translation rates. The decreases in both production volume and vehicle unit sales in North America are attributable to the rapid decline in vehicle unit sales of commercial vehicles and passenger vehicles due to the downturn in the market stemming from the financial crisis in the fall of 2008.

Europe

Yen in millions
2009 v. 2008 Change
Changes in operating income and loss:
Effect of decrease in production volume and vehicle unit sales and other operational factors	¥(190,000)
Effect of fluctuation in foreign currency translation rates	18,100
Effect of increase in cost reduction, expenses and other effects	(112,904)

Total	¥(284,804)

The decrease in Europe was mainly due to the ¥180.0 billion impact of decreases in both production volume and vehicle unit sales, partially offset by the ¥18.1 billion impact of fluctuations in foreign currency translation rates. The decreases in both production volume and vehicle unit sales in Europe was attributable to the significant decline in vehicle unit sales in western Europe compared to the prior fiscal year as a result of the rapid market contraction due to the financial crisis in the fall of 2008. The decreases are also attributable to the fiscal year falling between periods of full model changes.

Asia

Yen in millions
2009 v. 2008 Change
Changes in operating income and loss:
Effect of decrease in production volume and vehicle unit sales and other operational factors	¥—
Effect of fluctuation in foreign currency translation rates	(24,400)
Effect of increase in cost reduction, expenses and other effects	(55,896)

Total	¥(80,296)

The decrease in Asia was mainly due to the ¥24.4 billion impact of the fluctuations in foreign currency translation rates. The decrease in production volume and vehicle unit sales in Asia was primarily attributable to the sales decline in the market compared to the prior fiscal year following the financial crisis in the majority of Asian countries including Thailand.

Other

The decrease in Other was primarily due to the decrease in vehicle unit sales.

Other Income and Expenses

Interest and dividend income decreased by ¥27.3 billion, or 16.4%, to ¥138.4 billion during fiscal 2009 compared with the prior fiscal year mainly due to a decrease in interest income from marketable securities.

Interest expense increased by ¥0.8 billion, or 1.7%, to ¥46.9 billion during fiscal 2009 compared with the prior fiscal year.

Foreign exchange gains, net decreased by ¥11.0 billion to a loss of ¥1.8 billion during fiscal 2009 compared with the prior fiscal year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated sales translated at prevailing exchange rates and the value of the sales amounts settled during the fiscal year, including those settled using forward foreign currency exchange contracts.

Other income, net decreased by ¥227.2 billion to a loss of ¥189.1 billion during fiscal 2009 compared with the prior fiscal year. This decrease was mainly due to the recognition of impairment losses on available-for sale securities.

Income Taxes

The provision for income taxes decreased by ¥968.0 billion to a tax benefit of ¥56.5 billion during fiscal 2009 compared with the prior fiscal year primarily due to the decrease in income before income taxes. The effective tax rate was 10.1%, which was lower than its statutory tax rate in Japan primarily due to a recognition of valuation allowance for deferred tax assets at domestic and overseas subsidiaries.

Net Income and Loss attributable to the Noncontrolling Interest and Equity in Earnings of Affiliated Companies

Net income and loss attributable to the noncontrolling interest decreased by ¥102.2 billion to a loss of ¥24.2 billion during fiscal 2009 compared with the prior fiscal year. This decrease was mainly due to a decrease in net income attributable to the shareholders of consolidated subsidiaries.

Equity in earnings of affiliated companies during fiscal 2009 decreased by ¥227.4 billion, or 84.2%, to ¥42.7 billion compared with the prior fiscal year. This decrease was due to a decrease in net income attributable to the shareholders of affiliated companies.

Net Income and Loss attributable to Toyota Motor Corporation

Net income attributable to Toyota Motor Corporation decreased by ¥2,154.8 billion to a loss of ¥437.0 billion during fiscal 2009 compared with the prior fiscal year.

Other Comprehensive Income and Loss

Other comprehensive losses decreased by ¥76.0 billion to losses of ¥866.5 billion for fiscal 2009 compared with the prior fiscal year. This decrease in losses resulted primarily from favorable foreign currency translation adjustments in fiscal 2009 to losses of ¥381.3 billion compared with losses of ¥461.1 billion in the prior fiscal year, and a decrease in unrealized holding losses on securities in fiscal 2009 to ¥293.1 billion compared with ¥347.8 billion in the prior fiscal year. The decrease in unrealized holding losses on securities was mainly due to the recognition of impairment losses on available-for sale securities.

Segment Information

The following is a discussion of results of operations for each of Toyota’s operating segments. The amounts presented are prior to intersegment elimination.

	Yen in millions
	Year ended March 31,		2009 v. 2008 Change
	2008	2009	Amount	Percentage
Automotive:
Net revenues	¥24,177,306	¥18,564,723	¥(5,612,583)	(23.2)%
Operating income (loss)	2,171,905	(394,876)	(2,566,781)	—
Financial Services:
Net revenues	1,498,354	1,377,548	(120,806)	(8.1)
Operating income (loss)	86,494	(71,947)	(158,441)	—
All Other:
Net revenues	1,346,955	1,184,947	(162,008)	(12.0)
Operating income (loss)	33,080	9,913	(23,167)	(70.0)
Intersegment elimination/unallocated amount:
Net revenues	(733,375)	(597,648)	135,727	—
Operating income (loss)	(21,104)	(4,101)	17,003	—

Automotive Operations Segment

The automotive operations segment is Toyota’s largest operating segment by net revenues. Net revenues for the automotive segment decreased during fiscal 2009 by ¥5,612.6 billion, or 23.2%, compared with the prior fiscal year to ¥18,564.7 billion. The decrease was primarily due to decreased vehicle unit sales and the changes in sales mix of approximately ¥3,400.0 billion, fluctuations in foreign currency translation rates of ¥1,833.8 billion and decreased parts sales during fiscal 2009.

Operating income from the automotive operations decreased by ¥2,566.7 billion during fiscal 2009 compared with the prior year to an operating loss of ¥394.8 billion. This decrease was primarily due to the decrease in vehicle unit sales and changes in sales mix of ¥1,300.0 billion, the increase in expenses of ¥491.3 billion, and the decrease in parts sales, partially offset by the decrease in research and development expenses.

The decrease in vehicle unit sales and changes in sales mix reflected such factors as a substantial contraction of the automotive market caused by a rapid deterioration of the world economy following the financial crisis since the fall of 2008, as well as changes in the market structure resulting from a shift in consumer preference towards small vehicles and low-price vehicles. The increase in expenses is attributable to the inefficiency from decreased operational activity, increase in inventory reserve for the lower of cost or market, and the incurrence of product-quality related expenses in the first half of fiscal 2009.

Financial Services Operations Segment

Net revenues for the financial services operations decreased during fiscal 2009 by ¥120.8 billion, or 8.1%, compared to the prior fiscal year to ¥1,377.5 billion. This decrease was primarily due to the unfavorable impact of fluctuations in foreign currency translation rates of ¥195.0 billion, which was partially offset by a higher volume of financing of ¥95.0 billion. Eliminating the difference in the Japanese yen value used for translation purposes, net revenues for its financial services operations would have been approximately ¥1,572.5 billion during fiscal 2009, a 5.0% increase compared with the prior fiscal year. The increase in net revenues from financial services operations, eliminating the difference in the Japanese yen value used for translation purposes, is primarily attributable to the increase in volume of financings as a result of an increase in market share primarily of the finance subsidiary in North America.

Operating income from financial services operations decreased by ¥158.5 billion to an operating loss of ¥72.0 billion during fiscal 2009 compared with the prior fiscal year. This decrease was primarily due to the ¥170.0 billion increase in provision for credit losses, net charge-offs and the ¥70.0 billion increase in provision for residual value losses, and the ¥12.2 billion increase in valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries primarily in the United States.

The increase in provision for credit losses, net charge-offs is primarily attributable to the increase in provision for credit losses and net charge-offs in the United States due to the rise in the ratio of credit losses as a result of the economic downturn.

The increase in provision for residual value losses is primarily attributable to the decrease in the prices of used vehicles, particularly of large vehicles with low fuel economy, as a result of the economic downturn. The increase in valuation losses on interest rate swaps stated at fair value is attributable to the valuation losses on floating to fixed interest rate swaps that are not designated as hedges due to the decline in market interest rates.

Ratio of credit loss experience in the United States is as follows:

	Year ended March 31,
	2008	2009
Net charge-offs as a percentage of average gross earning assets:
Finance receivables	1.08%	1.54%
Operating lease	0.40	0.86

Total	0.91%	1.37%

All Other Operations Segment

Net revenues for Toyota’s other operations segment decreased by ¥162.0 billion, or 12.0%, to ¥1,184.9 billion during fiscal 2009 compared with the prior fiscal year.

Operating income from Toyota’s other operations segment decreased by ¥23.1 billion, or 70.0%, to ¥9.9 billion during fiscal 2009 compared with the prior fiscal year.

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

Recent Accounting Pronouncements in the United States

In June 2009, the Financial Accounting Standards Board (“FASB”) issued updated guidance of accounting for and disclosure of transfers and servicing. This guidance eliminates the concept of a qualifying special-purpose entity, changes the requirements for derecognizing financial assets, and requires additional disclosures about transfers of financial assets. This guidance is effective for fiscal year beginning after November 15, 2009, and for interim period within the fiscal year. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In June 2009, FASB issued updated guidance of accounting for and disclosure of consolidation. This guidance changes how a company determines when a variable interest entity should be consolidated. This guidance is effective for fiscal year beginning after November 15, 2009, and for interim period within the fiscal year. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

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

Product Warranty

Toyota generally warrants its products against certain manufacturing and other defects. Product warranties are provided for specific periods of time and/or usage of the product and vary depending upon the nature of the product, the geographic location of the sale and other factors. All product warranties are consistent with commercial practices. Toyota includes a provision for estimated product warranty costs as a component of cost of sales at the time the related sale is recognized. The accrued warranty costs represent management’s best estimate at the time of sale of the total costs that Toyota will incur to repair or replace product parts that fail while still under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience of product failures as well as current information on repair costs. The amount of warranty costs accrued also contains an estimate of warranty claim recoveries to be received from suppliers. The foregoing evaluations are inherently uncertain, as they require material estimates and some products’ warranties extend for several years. Consequently, actual warranty costs may differ from the estimated amounts and could require additional warranty provisions. If these factors require a significant increase in Toyota’s accrued estimated warranty costs, it would negatively affect future operating results of the automotive operations.

Toyota accrues for costs of recalls and other safety measures based on management’s estimates when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. Prior to the fourth quarter of this fiscal year, amounts were accrued based on individual occurrences of recalls and other safety measures. During the fourth quarter of this consolidated fiscal year, as a result of significant changes in facts and circumstances, Toyota has employed an estimation model, to accrue at the time of vehicle sale, an amount that represents management’s best estimate of expenses related to future recalls and other safety measures. The estimation model for recalls and other safety measures takes into account Toyota’s historical experience and individual occurrences of recalls and other safety measures. This change resulted from Toyota’s most recent experience with recalls and other safety measures, changes in the operating processes such as the establishment of the Special Committee for Global Quality to address quality-related matters, as well as the broadening of the number of vehicles subject to recalls and other safety measures. Consequently, actual costs of recalls and other safety measures may differ from the estimated amounts.

Allowance for Doubtful Accounts and Credit Losses

Natures of estimates and assumptions

Sales financing and finance lease receivables consist of retail installment sales contracts secured by passenger cars and commercial vehicles. Collectability risks include consumer and dealer insolvencies and insufficient collateral values (less costs to sell) to realize the full carrying values of these receivables. As a matter of policy, Toyota maintains an allowance for doubtful accounts and credit losses representing management’s estimate of the amount of asset impairment in the portfolios of finance, trade and other receivables. Toyota determines the allowance for doubtful accounts and credit losses based on a systematic, ongoing review and evaluation performed as part of the credit-risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value, adequacy of collateral and other pertinent factors. This evaluation is inherently judgmental and requires material estimates, including the amounts and timing of future cash flows expected to be received, which may be susceptible to significant change. Although management considers the allowance for doubtful accounts and credit losses to be adequate based on information currently available, additional provisions may be necessary due to (i) changes in management estimates and assumptions about asset impairments, (ii) information that indicates changes in expected future cash flows, or (iii) changes in economic and other events and conditions. To the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the collateral value of Toyota’s sales financing and finance lease receivables could experience further downward pressure. If these factors require a significant increase in Toyota’s allowance for doubtful accounts and credit losses, it could negatively affect future operating results of the financial services operations. The level of credit losses, which has a greater impact on Toyota’s results of operations, is influenced primarily by two factors: frequency of occurrence and severity of loss. For evaluation purposes, exposures to credit loss are segmented into the two primary categories of “consumer” and “dealer”. Toyota’s consumer portfolio consists of smaller balances that are homogenous retail finance receivables and lease earning assets. The dealer portfolio consists of wholesale and other dealer financing receivables. The overall allowance for credit losses is evaluated at least quarterly, considering a variety of assumptions and factors to determine whether reserves are considered adequate to cover probable losses.

Sensitivity analysis

The level of credit losses, which could significantly impact Toyota’s results of operations, is influenced primarily by two factors: frequency of occurrence and severity of loss. The overall allowance for credit losses is evaluated at least quarterly, considering a variety of assumptions and factors to determine whether reserves are considered adequate to cover probable losses. The following table illustrates the effect of an assumed change in expected severity of loss, which Toyota believes is one of the key critical estimates for determining the allowance for credit losses, assuming all other assumptions are held consistent. The table below represents the impact on the allowance for credit losses in Toyota’s financial services operations as any change impacts most significantly on the financial services operations.

Yen in millions
Effect on the allowance for credit losses as of March 31, 2010
10 percent increase in expected severity of loss	¥14,421

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

Sensitivity analysis

The following table illustrates the effect of an assumed change in the vehicle return rate, which Toyota believes is one of the critical estimates, in determining the residual value losses, holding all other assumptions constant. The following table represents the impact on the residual value losses in Toyota’s financial services operations as those changes have a significant impact on financing operations.

Yen in millions
Effect on the residual value losses over the remaining terms of the operating leases on and after April 1, 2010
1 percent increase in vehicle return rate	¥2,047

Impairment of Long-Lived Assets

Toyota periodically reviews the carrying value of its long-lived assets held and used and assets to be disposed of, including intangible assets, when events and circumstances warrant such a review. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Management believes that the estimates of future cash flows and fair values are reasonable. However, changes in estimates of such cash flows and fair values would affect the evaluations and negatively affect future operating results of the automotive operations.

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

The two most critical assumptions impacting the calculation of pension costs and obligations are the discount rates and the expected rates of returns on plan assets. Toyota determines the discount rates mainly based on the rates of high quality fixed income bonds or fixed income governmental bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. Toyota determines the expected rates of return for pension assets after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions. A weighted-average discount rate of 2.8% and a weighted-average expected rate of return on plan assets of 3.6% are the results of assumptions used for the various pension plans in calculating Toyota’s consolidated pension costs for fiscal 2010. Also, a weighted-average discount rate of 2.8% is the result of assumption used for the various pension plans in calculating Toyota’s consolidated pension obligations for fiscal 2010.

Sensitivity analysis

The following table illustrates the effects of assumed changes in weighted-average discount rate and the weighted-average expected rate of return on plan assets, which Toyota believes are critical estimates in determining pension costs and obligations, assuming all other assumptions are consistent.

	Yen in millions
	Effect on pre-tax income for the year ended March 31, 2011	Effect on PBO as of March 31, 2010
Discount rates
0.5% decrease	¥(10,057)	¥127,971
0.5% increase	9,603	(118,378)
Expected rate of return on plan assets
0.5% decrease	¥(5,895)
0.5% increase	5,895

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

Deferred Tax Assets

Toyota estimates whether future taxable income is sufficient at a particular tax-paying component and records valuation allowances to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized in the future periods. Actual taxable income may differ from the estimated amounts due to various assumptions used to estimate future taxable income. If additional valuation allowance is recorded due to lower actual taxable income than estimated amounts it would negatively affect future operating results.

Outlook

While Toyota expects that an economic recovery trend in China will prevail across the Asian markets and developed countries will see a gradual economic recovery in fiscal 2011, Toyota also believes there is a risk of a downturn in the world economy during fiscal 2011 resulting from credit contraction in financial markets, unemployment, increases in raw material prices, and other factors.

Toyota expects the automotive market to expand over the medium- to long-term particularly in resource-rich and emerging countries. Currently, the global competition in the automotive market has intensified, as shown in the fierce competition in the small and low-price vehicles markets, and the advancement of new technologies and introduction of new products in response to growing environmental awareness. For purposes of this outlook discussion, Toyota is assuming an average exchange rate of ¥90 to the U.S. dollar and ¥125 to the euro. With the foregoing external factors in mind, Toyota expects that net revenues for fiscal 2011 will increase compared with fiscal 2010 as a result of an increase in vehicle unit sales. With respect to operating income, factors increasing operating income include cost reduction efforts, a decrease in depreciation and other efforts to decrease expenses. Toyota does not expect a significant increase in expenses related to recalls and other safety measures, compared with fiscal 2010. On the other hand, factors decreasing operating income include the assumed exchange rate of a stronger Japanese yen against the U.S. dollar in fiscal 2011 compared to the prior fiscal year as well as increases in selling expenses and incentives caused by strengthened sales promotion activities; which offset the factors increasing operating income. As a result, Toyota expects that operating income will increase in fiscal 2011 compared with fiscal 2010. Also, Toyota expects income before income taxes and equity in earnings of affiliated companies and net income attributable to Toyota Motor Corporation will increase in fiscal 2011. Exchange rate fluctuations can materially affect Toyota’s operating results. In particular, a strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota’s operating results. Please see “Operating and Financial Review and Prospects — Operating Results — Overview — Currency Fluctuations.” for further discussion.

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

5.B LIQUIDITY AND CAPITAL RESOURCES

Historically, Toyota has funded its capital expenditures and research and development activities primarily through cash generated by operations. In fiscal 2010, as in the prior fiscal year, Toyota funded cash partially through additional loans and issuance of notes, considering the future business climate as well as to ensure a sound financial base.

In fiscal 2011, Toyota expects to sufficiently fund its capital expenditures and research and development activities primarily through cash and cash equivalents on hand, and cash generated by operations. Toyota will use its funds for the development of environment technologies, maintenance and replacement of manufacturing facilities, and the introduction of new products. See “Information on the Company — Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures for fiscal 2008, 2009 and 2010, and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota funds its financing programs for customers and dealers, including loans and leasing programs, from both cash generated by operations and borrowings by its sales finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.

Net cash provided by operating activities was ¥2,558.5 billion for fiscal 2010, compared with ¥1,476.9 billion for the prior fiscal year. The increase in net cash provided by operating activities resulted primarily from a decrease in cash payment to suppliers attributable to the decrease in cost of products sold in the automotive operations, and cash payments for income taxes, partially offset by a decrease in cash collection received from sale of products due to a decrease in net revenue for the automotive operations.

Net cash used in investing activities was ¥2,850.1 billion for fiscal 2010, compared with ¥1,230.2 billion for the prior fiscal year. The increase in net cash used in investing activities resulted primarily from an increase in purchases of marketable securities and security investments.

Net cash provided or used by financing activities was a ¥277.9 billion decrease for fiscal 2010, compared with ¥698.8 billion increase for the prior fiscal year. The decrease in net cash provided by financing activities resulted primarily from a decrease of short-term borrowings, partially offset by a decrease in dividends paid.

Total capital expenditures for property, plant and equipment, excluding vehicles and equipment on operating leases, were ¥604.5 billion during fiscal 2010, a decrease of 55.7% over the ¥1,364.5 billion in total capital expenditures during the prior fiscal year. The decrease in capital expenditures resulted primarily from a decrease of investments in Japan and North America.

Total expenditures for vehicles and equipment on operating leases were ¥833.0 billion during fiscal 2010, a decrease of 13.3% over the ¥960.3 billion in expenditures from the prior fiscal year. The decrease in expenditures for vehicles and equipment on operating leases resulted primarily from a decrease in investments in the financial services operations.

Toyota expects investments in property, plant and equipment, excluding vehicles and equipment on operating leases, to be approximately ¥740.0 billion during fiscal 2011. Toyota’s expected investments include ¥440.0 billion in Japan, ¥120.0 billion in North America, ¥40.0 billion in Europe, ¥90.0 billion in Asia and ¥50.0 billion in Other.

Based on current available information, Toyota does not expect environmental matters to have a material impact on its financial position, results of operations, liquidity or cash flows during fiscal 2011. However, there exists uncertainty with respect to Toyota’s obligations under current and future environment regulations as described in “Information on the Company — Business Overview — Governmental Regulations, Environmental and Safety Standards”.

Cash and cash equivalents were ¥1,865.7 billion as of March 31, 2010. Most of Toyota’s cash and cash equivalents are held in Japanese yen and in U.S. dollars. In addition, time deposits were ¥392.7 billion and marketable securities were ¥1,793.1 billion as of March 31, 2010.

Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, increased during fiscal 2010 by ¥1,069.1 billion, or 25.3%, to ¥5,298.2 billion.

Trade accounts and notes receivable, net increased during fiscal 2010 by ¥493.5 billion, or 35.4%, to ¥1,886.2 billion. This increase was primarily due to the increase in the volume of sales in the second half of fiscal 2010.

Inventories decreased during fiscal 2010 by ¥37.0 billion, or 2.5%, to ¥1,422.3 billion.

Total finance receivables, net increased during fiscal 2010 by ¥293.2 billion, or 3.1%, to ¥9,840.1 billion. The increase in finance receivables, net is mainly due to increase in retail receivables, partially offset by fluctuations in foreign currency translation rates. As of March 31, 2010, finance receivables were geographically distributed as follows: in North America 61.9%, in Japan 12.8%, in Europe 10.3%, in Asia 4.7% and in Other 10.3%. Although Toyota maintains programs to sell finance receivables through qualifying special purpose entities, no sales of finance receivables were made during fiscal 2010.

Marketable securities and other securities investments, including those included in current assets, increased during fiscal 2010 by ¥1,451.2 billion, or 55.9%, primarily reflecting purchase of marketable securities and security investments, and an increase in the fair values of these securities and investments.

Property, plant and equipment decreased during fiscal 2010 by ¥690.7 billion, or 9.3%, primarily reflecting the impacts of depreciation changes during the year and fluctuations in foreign currency translation rates, partially offset by the capital expenditures.

Accounts and notes payable increased during fiscal 2010 by ¥657.0 billion, or 50.6%. This increase was primarily due to the increase in the volume of transactions in the second half of fiscal 2010.

Accrued expenses increased during fiscal 2010 by ¥195.2 billion, or 12.7%, reflecting the increase in expenses related to the recalls and other safety measures.

Income taxes payable increased during fiscal 2010 by ¥102.0 billion, or 199.0%, primarily as a result of an increase in income before income taxes.

Toyota’s total borrowings decreased during fiscal 2010 by ¥105.2 billion, or 0.8%. Toyota’s short-term borrowings consist of loans with a weighted-average interest rate of 1.55% and commercial paper with a weighted-average interest rate of 0.44%. Short-term borrowings decreased during fiscal 2010 by ¥338.0 billion, or 9.3%, to ¥3,279.6 billion. Toyota’s long-term debt consists of unsecured and secured loans, medium-term notes, unsecured notes and long-term capital lease obligations with interest rates ranging from 0.00% to 29.25%, and maturity dates ranging from 2010 to 2047. The current portion of long-term debt decreased during fiscal 2010 by ¥481.2 billion, or 17.8%, to ¥2,218.3 billion and the non-current portion increased by ¥714.0 billion, or 11.3%, to ¥7,015.4 billion. The decrease in total borrowings primarily resulted from decrease in medium-term notes and short-term borrowings, partially offset by increase in long-term borrowings. As of March 31, 2010, approximately 36% of long-term debt was denominated in Japanese yen, 21% in U.S. dollars, 13% in euros and 30% in other currencies. Toyota hedges fixed rate exposure by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.

As of March 31, 2010, Toyota’s total interest bearing debt was 120.8% of Toyota Motor Corporation shareholders’ equity, compared to 125.4% as of March 31, 2009.

Toyota’s long-term debt is rated “AA” by Standard & Poor’s Ratings Group, “Aa2” by Moody’s Investors Services and “AAA” by Rating and Investment Information, Inc., as of May 31, 2010. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

Toyota’s unfunded pension liabilities decreased during fiscal 2010 by ¥106.1 billion, or 16.2%, to ¥547.6 billion. The unfunded pension liabilities relate primarily to the parent company and its overseas subsidiaries. The unfunded amounts will be funded through future cash contributions by Toyota or in some cases will be funded on the retirement date of each covered employee. The unfunded pension liabilities decreased in fiscal 2010 compared to the prior year primarily due to an increase in the fair value of plan assets. See note 19 to the consolidated financial statements for further discussion.

Toyota’s treasury policy is to maintain controls on all exposures, to adhere to stringent counterparty credit standards, and to actively monitor marketplace exposures. Toyota remains centralized, and is pursuing global efficiency of its financial services operations through Toyota Financial Services Corporation.

The key element of Toyota’s financial strategy is maintaining a strong financial position that will allow Toyota to fund its research and development initiatives, capital expenditures and financing operations efficiently even if earnings experience short-term fluctuations. Toyota believes that it maintains sufficient liquidity for its present requirements and that by maintaining its high credit ratings, it will continue to be able to access funds from external sources in large amounts and at relatively low costs. Toyota’s ability to maintain its high credit ratings is subject to a number of factors, some of which are not within Toyota’s control. These factors include general economic conditions in Japan and the other major markets in which Toyota does business, as well as Toyota’s successful implementation of its business strategy.

5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Toyota’s research and development activities focus on the environment, vehicle safety, information technology and product development.

Toyota’s environmental research and development activities focus on:

•

Developing light-weight and more fuel-efficient engines and transmissions. These technologies include improved technologies in fuel economy, emission, and performance, such as the development of next-generation direct injection system and variable valve system for gasoline engines and the development of the next-generation ultra high pressure common rail system and the diesel particulate and nitrous oxide reduction system for diesel engines.

•

Developing alternative fuel powering systems for commercial sale. This includes developing hybrid vehicles and fuel cell hybrid vehicles. The second-generation Prius that Toyota introduced in September 2003 features a new hybrid system which decreases negative environmental impact while increasing power and performance. In July 2007, Toyota developed the Plug-in Hybrid Vehicle (PHV) and received certification from Japan’s Ministry of Land, Infrastructure, Transport and Tourism (MLIT). PHV runs as an Electric Vehicle (EV) in short distances and runs as a regular hybrid vehicle in long distances. Tests are conducted in Japan, North America and Europe and in late 2009, Toyota commenced its sale of PHVs with lithium ion batteries to fleet vehicle users in Japan, North America and Europe. In addition, in September 2008, Toyota started leasing the new Toyota Fuel Cell Hybrid Vehicle — advanced (the “new Toyota FCHV-adv”). The new Toyota FCHV-adv has completely overhauled its fuel cell system and has made significant improvements to low-temperature startup performance and cruising distance, which had posed challenges to promoting its widespread use. Furthermore, Toyota is also working on the development of alternative fuels for vehicles fueled by compressed natural gas and liquid petroleum gas, as well as for flexible fuel vehicles that run on bioethanol and gasoline which are recently drawing a lot of attention. Toyota has also been conducting a wide range of research and study on alternative fuel such as biofuel, including cellulose ethanol and hydrogenized bio-diesel, and utilizing it in developing alternative-fuel vehicles.

•

Engaging in recycling activities that take into account the lifecycle (development, manufacture, use, disposal) of a vehicle. Research and development focuses primarily on (1) developing materials that are suitable for recycling and designs that facilitate dismantling parts, and (2) research on effective dismantling technology of end-of-life vehicles and use of shredder residue.

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

To expand the frontiers of safety technology in automobiles, Toyota completed in 1995 its first prototype Advanced Safety Vehicle, the ASV-1. The ASV-2, which was introduced in 2000, incorporates emerging technologies, such as an autonomous safety support system that uses CCD stereo cameras to recognize obstacles in traffic lanes and an infrastructure-harmonized safety support system to warn the driver of pedestrian crossings. In 2002, Toyota conducted road testing of the ASV-3, a prototype based on further improved infrastructure-harmonized system. With the February 2003 introduction of the Harrier in Japan, Toyota became the first car manufacturer to implement a pre-collision safety system in its automobiles. This advanced system consists of pre-collision sensors that use millimeter wave radar to detect a possible collision, seat belts that tighten their hold on passengers when a collision is determined to be inevitable and a brake assist system that utilizes power-assisted braking to minimize the speed on impact. In February 2004, Toyota introduced the pre-collision safety system for the first time in the United States by equipping the LS430 with the above features and suspension control features that control nose dives when applying the brakes.

In September 2006, at the time of introduction of LS460 in Japan, Toyota established the world’s first enhanced pre-collision safety system, which added functions to detect pedestrians in front, to support driver steering, and to react to vehicle collision.

In February 2008, Toyota developed the world’s first driver monitoring pre-collision safety system for the Crown sold in Japan, that monitors whether the driver’s eyes are open, in addition to the face monitor which monitors the direction in which the driver is facing.

Furthermore, in March 2009, Toyota developed and introduced the world’s first “front-side pre-collision safety system”, which detects possible head-on and front-side collisions such as at intersections, for the Crown Majesta.

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

In September 2002, Toyota and Nissan Motor Co., Ltd. (“Nissan”) entered into an agreement setting forth the basic terms of technical cooperation and other long-term projects involving hybrid systems. Pursuant to this agreement, Toyota has provided parts and components of the Camry Hybrid’s hybrid system to Nissan’s Altima Hybrid since 2006. In March 2004, Toyota and Ford Motor Company announced that they have entered into licensing agreements for patents related to hybrid systems and emissions purification. Pursuant to the agreements, Toyota will license, to Ford Motor Company, patents related to hybrid system control technology. In March 2010, Toyota and Mazda Motor Corporation announced that the companies entered into a license agreement regarding the supply of hybrid system technology.

Toyota’s research and development expenditures were approximately ¥725 billion in fiscal 2010, ¥904 billion in fiscal 2009 and ¥959 billion in fiscal 2008, respectively. Worldwide, approximately 37,000 employees are involved in Toyota’s research and development activities.

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

5.E OFF-BALANCE SHEET ARRANGEMENTS

Toyota uses its securitization program as part of its funding through qualifying special purpose entities for its financial services operations. See note 7 to the consolidated financial statements regarding the impact of the securitization program on the consolidated financial statements.

Lending Commitments

Credit Facilities with Credit Card Holders

Toyota’s financial services operation issues credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holder’s requests up to the limits established on an individual holder’s basis. Although loans made to customers through this facility are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥130.3 billion as of March 31, 2010.

Credit Facilities with Dealers

Toyota’s financial services operation maintains credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota prices the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operation also provides financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota’s outstanding credit facilities with dealers totaled ¥1,586.8 billion as of March 31, 2010.

Guarantees

Toyota enters into certain guarantee contracts with its dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match the maturity of installment payments, and as of March 31, 2010, ranged from one month to 35 years. However, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of March 31, 2010 is ¥1,604.8 billion. Liabilities for these guarantees of ¥5.9 billion have been provided as of March 31, 2010. Under these guarantee contracts, Toyota is entitled to recover any amounts paid by it from the customers whose obligations it guaranteed.

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

The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2010:

	Yen in millions
	Total	Payments Due by Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:
Short-term borrowings (note 13)
Loans	¥804,066	¥804,066	¥—	¥—	¥—
Commercial paper	2,475,607	2,475,607	—	—	—
Long-term debt* (note 13)	9,191,490	2,194,235	4,232,077	1,464,523	1,300,655
Capital lease obligations (note 13)	42,243	24,089	4,224	2,415	11,515
Non-cancelable operating lease obligations (note 22)	51,953	9,900	14,629	9,302	18,122
Commitments for the purchase of property, plant and other assets (note 23)	74,529	37,026	20,879	1,622	15,002

Total	¥12,639,888	¥5,544,923	¥4,271,809	¥1,477,862	¥1,345,294

*	“Long-term debt” represents future principal payments.

Toyota is unable to make reasonable estimates of the period of cash settlement with respect to liabilities recognized for uncertain tax benefits, and accordingly such liabilities are excluded from the table above. See note 16 to the consolidated financial statements for further discussion.

Toyota expects to contribute ¥111,112 million to its pension plans in fiscal 2011.

	Yen in millions
	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Commercial Commitments (note 23):
Maximum potential exposure to guarantees given in the ordinary course of business	¥1,604,893	¥460,460	¥729,509	¥311,760	¥103,164

Total Commercial Commitments	¥1,604,893	¥460,460	¥729,509	¥311,760	¥103,164

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

In June 2003, Toyota implemented a comprehensive reorganization of its senior management structure. As part of this reorganization, Toyota introduced a streamlined board of directors and established the new position of non-board managing officer. At the June 2010 ordinary general shareholders’ meeting, 27 directors were appointed to serve on the board of directors. The term of office of each director will expire in June 2011. Senior Managing

Directors not only serve as members of the board to participate in the management of Toyota but also serve as the highest authorities in their respective areas of supervision and oversee the daily operations of specific fields/divisions in conjunction with non-board managing officers. This allows Senior Managing Directors to serve as a conduit between management and daily operations. The 49 non-board managing officers generally have responsibility for Toyota’s daily operations in specific fields/divisions and report to the designated Senior Managing Directors, and are appointed for one-year terms. Toyota believes that this management system has enhanced its global competitiveness by promoting timely, hands-on decision-making for day-to-day operational matters. Toyota has seven corporate auditors, four of whom are outside corporate auditors.

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Fujio Cho (February 2, 1937)	Chairman of the Board	1960 Joined Toyota Motor Corporation (“TMC”) 1988 Director of TMC 1988 Toyota Motor Manufacturing, U.S.A., Inc. President 1994 Retired from Toyota Motor Manufacturing, U.S.A., Inc. President 1998 Executive Vice President of TMC 1999 President of TMC 2005 Vice Chairman of TMC 2006 Chairman of TMC (important concurrent duties) Corporate Auditor of DENSO CORPORATION Director of Central Japan Railway Company Director of Sony Corporation President and Representative Director of Toyota Kuragaike Kaihatsu Kabushiki Kaisha	40,705

Katsuaki Watanabe (February 13, 1942)	Vice Chairman of the Board	1964 Joined TMC 1992 Director of TMC 2001 Executive Vice President of TMC 2005 President of TMC 2009 Vice Chairman of TMC (important concurrent duties) Corporate Auditor of KDDI CORPORATION Corporate Auditor of Toyota Industries Corporation Director of Aioi Insurance Co., Ltd.	37,331

Kazuo Okamoto (February 20, 1944)	Vice Chairman of the Board	1967 Joined TMC 1996 Director of TMC 2005 Executive Vice President of TMC 2008 Vice Chairman of TMC (important concurrent duties) Director of Toyota Boshoku Corporation Corporate Auditor of Toyoda Gosei Co., Ltd.	32,364

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Akio Toyoda (May 3, 1956)	President, Member of the Board	1984 Joined TMC 2000 Director of TMC 2005 Executive Vice President of TMC 2009 President of TMC (important concurrent duties) Corporate Auditor of Toyota Boshoku Corporation Chairman and CEO of Toyota Motor North America, Inc. Chairman of Toyota Motor (China), Investment Co., Ltd. Chairman of Toyota Motor Europe NV/SA Chairman of Toyota Motor Sales & Marketing Corporation	4,574,800

Takeshi Uchiyamada (August 17, 1946)	Executive Vice President, Member of the Board	1969 Joined TMC 1998 Director of TMC 2005 Executive Vice President of TMC (important concurrent duties) Director of JTEKT Corporation	32,264

Yukitoshi Funo (February 1,1947)	Executive Vice President, Member of the Board	1970 Joined Toyota Motor Sales Co., Ltd. 2000 Director of TMC 2003 Toyota Motor Sales, U.S.A., Inc. President 2005 Toyota Motor Sales, U.S.A., Inc. Chairman 2009 Executive Vice President of TMC 2009 Retired from Toyota Motor Sales, U.S.A. Inc. Chairman	34,248

Atsushi Niimi (July 30,1947)	Executive Vice President, Member of the Board	1971 Joined TMC 2000 Director of TMC 2009 Executive Vice President of TMC (important concurrent duties) Chairman of Toyota Motor Engineering & Manufacturing North America, Inc. Chairman of Toyota Motor Technical Center (China) Co., Ltd. Corporate Auditor of JTEKT Corporation	37,000

Shinichi Sasaki (December 18, 1946)	Executive Vice President, Member of the Board	1970 Joined TMC 2001 Director of TMC 2009 Executive Vice President of TMC (important concurrent duties) Director of KDDI CORPORATION	14,210

Yoichiro Ichimaru (October 10, 1948)	Executive Vice President, Member of the Board	1971 Joined Toyota Motor Sales Co., Ltd. 2001 Director of TMC 2009 Executive Vice President of TMC (important concurrent duties) Corporate Auditor of Aioi Insurance Co., Ltd.	25,568

Satoshi Ozawa (August 5, 1949)	Executive Vice President, Member of the Board	1974 Joined Toyota Motor Sales Co., Ltd. 2003 Managing Officer of TMC 2007 Senior Managing Director of TMC 2010 Executive Vice President of TMC	17,900

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Nobuyori Kodaira (March 18, 1949)	Senior Managing Director, Member of the Board Chief Officer of the Business Development Group Chief Officer of the IT & ITS Group	1972 Joined Ministry of International Trade and Industry 2004 Director-General, Agency for Natural Resources and Energy 2006 Retired from Director-General, Agency for Natural Resources and Energy 2008 Advisor of TMC 2009 Managing Officer of TMC 2010 Senior Managing Director of TMC	4,000

Akira Okabe (September 17,1947)	Senior Managing Director, Member of the Board Chief Officer of the Asia & Oceania Operations Group Chief Officer of the Middle East, Africa and Latin America Operations Group	1971 Joined Toyota Motor Sales Co., Ltd. 2001 Director of TMC 2003 Managing Officer of TMC 2005 Senior Managing Director of TMC	30,500

Shinzo Kobuki (March 8, 1950)	Senior Managing Director, Member of the Board Chief Officer of the R&D Group 2	1972 Joined TMC 2003 Managing Officer of TMC 2007 Senior Managing Director of TMC	23,900

Akira Sasaki (February 26, 1948)	Senior Managing Director, Member of the Board Chief Officer of the China Operations Group	1970 Joined TMC 2003 Managing Officer of TMC 2007 Senior Managing Director of TMC (important concurrent duties) Vice Chairman of Toyota Motor (China), Investment Co., Ltd.	17,000

Mamoru Furuhashi (January 3, 1950)	Senior Managing Director, Member of the Board Chief Officer of the Government & Public Affairs Group	1973 Joined TMC 2003 Managing Officer of TMC 2007 Senior Managing Director of TMC	25,000

Iwao Nihashi (February 16, 1950)	Senior Managing Director, Member of the Board Chief Officer of the Customer Service Operations Group Chief Officer of the Quality Group	1970 Joined TMC 2003 Managing Officer of TMC 2008 Senior Managing Director of TMC	12,800

Tadashi Yamashina (May 8, 1951)	Senior Managing Director, Member of the Board Chief Officer of the Technical Administration Group	1977 Joined TMC 2003 Managing Officer of TMC 2008 Senior Managing Director of TMC (important concurrent duties) Chairman of Toyota Motorsport GmbH	13,200

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Takahiko Ijichi (July 15, 1952)	Senior Managing Director, Member of the Board Chief Officer of the General Administration & Human Resources Group Chief Officer of the Accounting Group Chief Officer of the Information Systems Group	1976 Joined TMC 2004 Managing Officer of TMC 2008 Senior Managing Director of TMC	17,000

Tetsuo Agata (April 26, 1953)	Senior Managing Director, Member of the Board	1976 Joined TMC 2004 Managing Officer of TMC 2008 Senior Managing Director of TMC (important concurrent duties) President of Toyota Motor Engineering & Manufacturing North America, Inc.	10,793

Masamoto Maekawa (October 17, 1949)	Senior Managing Director, Member of the Board Chief Officer of the Japan Sales Operations Group	1973 Joined Toyota Motor Sales Co., Ltd. 2003 Managing Officer of TMC 2007 Advisor of TMC 2009 Senior Managing Director of TMC	15,300

Yasumori Ihara (November 17, 1951)	Senior Managing Director, Member of the Board Chief Officer of the Purchasing Group	1975 Joined Toyota Motor Sales Co., Ltd. 2004 Managing Officer of TMC 2007 Advisor of TMC 2008 Retired from Advisor of TMC 2009 Senior Managing Director of TMC	10,000

Takahiro Iwase (May 28, 1952)	Senior Managing Director, Member of the Board Chief Officer of the Production Engineering Group Chief Officer of the Manufacturing Group	1977 Joined TMC 2005 Managing Officer of TMC 2009 Senior Managing Director of TMC	11,700

Yoshimasa Ishii (April 22, 1953)	Senior Managing Director, Member of the Board Chief Officer of Europe Operations Group Chief Officer of the Operation Planning & Support Group	1976 Joined Toyota Motor Sales Co., Ltd. 2005 Managing Officer of TMC 2009 Senior Managing Director of TMC	8,400

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Takeshi Shirane (September 5, 1952)	Senior Managing Director, Member of the Board Chief Officer of Production Planning	1977 Joined TMC 2005 Managing Officer of TMC 2009 Senior Managing Director of TMC	10,169
Mitsuhisa Kato (March 2, 1953)	Senior Managing Director, Member of the Board Vice Chief Officer of the Customer Service Operations Group Chief Officer of the Product Development Group Chief Officer of the R&D Group 1	1975 Joined TMC 2004 Managing Officer of TMC 2006 Advisor of TMC 2007 Retired from Advisor of TMC 2010 Senior Managing Director of TMC	7,300
Yoshimi Inaba (February 24, 1946)	Director, Member of the Board Chief Officer of the North America Operations Group	1968 Joined Toyota Motor Sales Co., Ltd. 1997 Director of TMC 2003 Senior Managing Director of TMC 2005 Executive Vice President of TMC 2007 Central Japan International Airport Co., Ltd. President 2007 Advisor of TMC 2009 Retired from Central Japan International Airport Co., Ltd. President 2009 Director of TMC 2009 President and Chief Operating Officer of Toyota Motor North America, Inc. (important concurrent duties) President and Chief Operating Officer of Toyota Motor North America, Inc.	37,000

Nampachi Hayashi (May 2, 1943)	Director, Member of the Board Responsible for Order-to-Delivery Kaizen Promotion Responsible for TPS Responsible for TPS Thorough Promotion	1966 Joined TMC 2001 Senior Technical Executive of TMC 2009 Director of TMC	15,706

Yoshikazu Amano (March 11, 1949)	Corporate Auditor	1972 Joined TMC 2002 Director of TMC 2003 Managing Officer of TMC 2007 Corporate Auditor of TMC	25,468

Chiaki Yamaguchi (December 25, 1949)	Corporate Auditor	1972 Joined Toyota Motor Sales Co., Ltd. 2001 Senior Managing Director of Toyota Finance Corporation 2003 Corporate Auditor of TMC	5,000

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Masaki Nakatsugawa (January 29, 1953)	Corporate Auditor	1976 Joined Toyota Motor Sales Co., Ltd. 2004 General Manager for Accounting Div. of TMC 2006 Corporate Auditor of TMC	5,800

Yoichi Kaya (May 18, 1934)	Corporate Auditor	1998 Senior Vice President of Research Institute of Innovative Technology for the Earth 2003 Corporate Auditor of TMC	—

Yoichi Morishita (June 23, 1934)	Corporate Auditor	2006 Corporate Auditor of TMC 2006 Corporate Counsellor of Matsushita Electric Industrial Co., Ltd. 2008 Name of Matsushita Electric Industrial Co., Ltd. was changed to Panasonic Corporation 2008 Corporate Counsellor of Panasonic Corporation	—

Akishige Okada (April 9, 1938)	Corporate Auditor	2006 Corporate Auditor of TMC 2010 Honorary Advisor of Sumitomo Mitsui Banking Corporation	—

Kunihiro Matsuo (September 13, 1942)	Corporate Auditor	2004 Attorney General of the Supreme Public Prosecutors Office 2006 Retired as Attorney General of the Supreme Public Prosecutors Office 2006 Attorney registration 2007 Corporate Auditor of TMC	—

None of the persons listed above was selected as director, corporate auditor or member of senior management pursuant to an arrangement or understanding with Toyota’s major shareholders, customers, suppliers or others.

6.B COMPENSATION

The aggregate amount of remuneration, including bonuses but excluding stock options, paid to all directors and corporate auditors as a group by Toyota for services in all capacities during fiscal 2010 was approximately ¥1,926 million. Directors and corporate auditors of Toyota Motor Corporation receive year-end bonuses, the aggregate amount of which is approved at Toyota Motor Corporation’s ordinary general shareholders’ meeting and is based on Toyota Motor Corporation’s financial performance for the fiscal year. The amounts of the bonuses paid to individual directors and corporate auditors are then determined based upon discussions at a meeting of Toyota Motor Corporation’s board of directors and the meeting of corporate auditors.

Toyota Motor Corporation also granted to its directors 9,700 stock acquisition rights to purchase up to 970,000 shares of common stock during fiscal 2010 under its stock option plan. For a detailed description of the stock options and the stock option plan, see “— Share Ownership”.

Toyota’s Annual Securities Report filed with the Kanto Local Bureau of Finance on June 25, 2010, contained the following information concerning compensation in fiscal 2010 on a consolidated basis for directors and auditors whose total compensation exceeded ¥100 million during such period:

- Fujio Cho, Director: ¥132 million (¥105 million in base compensation, ¥0 in bonus, and ¥27 million in stock options)

- Katsuaki Watanabe, Director: ¥114 million (¥86 million in base compensation, ¥0 in bonus, and ¥27 million in stock options)

- Kazuo Okamoto, Director: ¥108 million (¥81 million in base compensation, ¥0 in bonus, and ¥27 million in stock options)

- Yoshimi Inaba, Director: ¥124 million (¥113 million in base compensation, ¥0 in bonus, and ¥10 million in stock options)

The amounts above were recorded as expenses in fiscal 2010. The stock options are the fair market value calculated based on certain conditions as of the grant date.

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

6.D EMPLOYEES

The total number of Toyota employees, on a consolidated basis, as reported in Toyota’s annual Japanese securities report filed with the Director of the Kanto Local Finance Bureau was 320,590 at March 31, 2010, 320,808 at March 31, 2009 and 316,121 at March 31, 2008. The following tables set forth a breakdown of persons employed by business segment and by geographic location at March 31, 2010.

Segment	Number of Employees	Location	Number of Employees
Automotive	280,057	Japan	201,157
Financial services	8,107	North America	35,671
All other	27,404	Europe	21,505
Unallocated	5,022	Asia	40,339
		Other*	21,918

Total company	320,590	Total company	320,590

		* “Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

Most regular employees of Toyota Motor Corporation and its consolidated subsidiaries in Japan, other than management, are required to become members of the labor unions that comprise the Federation of All Toyota Workers’ Unions. Approximately 87% of Toyota Motor Corporation’s regular employees in Japan are members of this union.

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

Toyota’s average number of temporary employees on a consolidated basis was 59,160 during fiscal 2010.

6.E SHARE OWNERSHIP

For information on the number of shares of Toyota’s common stock held by each director and corporate auditor as of June 2010, see “— Directors and Senior Management”. Each such director and corporate auditor owns less than one percent of the issued and outstanding shares of common stock of Toyota. The shares held by each director and corporate auditor do not include options that are exercisable for shares of Toyota’s common stock. For a description of these options, see “— Stock Options” below.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

Stock Options

Toyota has enacted stock option plans in each of the past six years. The plans for which stock options or stock acquisition rights are currently exercisable or will become exercisable in the future were approved by Toyota’s shareholders in June of 2004, 2005, 2006, 2007, 2008, 2009 and 2010. Under the 2004 plan, Toyota issued stock acquisition rights to purchase 2,021,000 shares of common stock to its directors and 582 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2005 plan, Toyota issued stock acquisition rights to purchase 2,104,000 shares of common stock to its directors and 596 officers and employees of its subsidiaries and one Toyota affiliate. Under the 2006 plan, Toyota issued stock acquisition rights to purchase 3,176,000 shares of common stock to its directors and 580 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2007 plan, Toyota issued stock acquisition rights to purchase 3,264,000 shares of common stock to its directors and 579 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2008 plan, Toyota issued stock acquisition rights to purchase 3,494,000 shares of common stock to its directors and 597 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2009 plan, Toyota issued stock acquisition rights to purchase 3,492,000 shares of common stock to its directors and 615 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2010 plan, Toyota is authorized to issue stock acquisition rights to purchase 3,600,000 shares of common stock to its directors and officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate.

Pursuant to the provisions of the 2004 and 2005 plans, stock acquisition rights may be exercised during a four-year period that starts two years from the date first granted. Pursuant to the provisions of the 2006, 2007, 2008, 2009 and 2010 plans, stock acquisition rights maybe exercised during a six-year period that starts two years from the date of grant. The exercise price of each stock acquisition right is 1.025 times the closing price of Toyota’s common stock on the Tokyo Stock Exchange on the date of grant. Each of the 2004 and 2005 plans provides that each director will be granted no more than 200 and no less than 150 stock acquisition rights, and each eligible officer or employee will be granted no more than 100 and no less than 20 stock acquisition rights. The 2006, 2007, 2008, 2009 and 2010 plans provide that each director will be granted no more than 400 and no less than 300 stock acquisition rights, and each eligible officer or employee will be granted no more than 200 and no less than 20 stock acquisition rights. For each of the 2004, 2005, 2006, 2007, 2008, 2009 and 2010 plans, one hundred shares will be issued or delivered upon the exercise of each stock acquisition right. The options are granted as of August 1 of each year for each plan, except for the 2004 plan, under which options were granted as of August 2, 2004, the 2009 plan, under which options were granted as of August 3, 2009 and the 2010 plan, under which options are expected to be granted as of August 2, 2010.

An option holder who retires while one’s options are still exercisable retains the right to exercise one’s options until the expiration of the exercise period described above. However, an option holder’s right to purchase common stock under each plan lapses automatically upon one’s death or upon taking position such as in the management with a competitor.

The following table summarizes information for options and the incentive plan outstanding and exercisable at March 31, 2010:

	Outstanding				Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price	Weighted- average exercise price
(Yen)		(Yen)	(Dollars)	(Years)		(Yen)	(Dollars)
¥4,193 – 6,000	8,133,700	¥4,429	$48	5.50	1,923,700	¥4,427	$48
¥6,001 – 7,278	5,583,000	¥6,723	$72	4.85	5,583,000	¥6,723	$72

Toyota also has an employee stock ownership association in Japan for employees and full time and part time company advisors. Members of the employee stock ownership association set aside certain amounts from their monthly salary and bonuses to purchase Toyota’s common stock through the employee stock ownership association. As of March 31, 2010, the employee stock ownership association held 15,873,446 shares of Toyota’s common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

As of March 31, 2010, 3,447,997,492 shares of Toyota’s common stock were issued, out of which, 312,001,632 shares were treasury stock and 3,135,995,860 shares were outstanding. Beneficial ownership of Toyota’s common stock in the table below was prepared from information known to Toyota or that could be ascertained from public filings, including filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Financial Instruments and Exchange Law of Japan.

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

According to The Bank of New York Mellon, depositary for Toyota’s ADSs, as of March 31, 2010, 79,850,690 shares of Toyota’s common stock were held in the form of ADRs and there were 2,391 ADR holders of record in the United States. According to Toyota’s register of shareholders, as of March 31, 2010, there were 660,922 holders of common stock of record worldwide. As of March 31, 2010, there were 238 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 11.7% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

To the extent known to Toyota, Toyota is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

Toyota knows of no arrangements the operation of which may at a later time result in a change of control.

7.B RELATED PARTY TRANSACTIONS

Business Relationships

Toyota purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s equity-method affiliates and those firms with which certain members of Toyota’s board of directors are affiliated. Toyota purchased materials, supplies and services from these affiliated entities in the amount of ¥3,943.6 billion in fiscal 2010. Toyota also sells its products and services to Toyota’s equity-method affiliates and firms with which certain members of Toyota’s board of directors are affiliated. Toyota sold products and services to these affiliated entities in the amount of ¥1,600.4 billion in fiscal 2010. Toyota believes all of these purchase and sale transactions were arm’s-length transactions. See note 12 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with affiliated companies.

Loans

Toyota regularly has trade accounts and other receivables by, and accounts payable to, Toyota’s equity-method affiliates and firms with which certain members of Toyota’s board of directors are affiliated. Toyota had outstanding trade accounts and other receivables by these affiliated entities in the amount of ¥274.2 billion as of March 31, 2010. Toyota had outstanding trade accounts and other payables to these affiliated entities in the amount of ¥597.8 billion as of March 31, 2010.

Toyota, from time to time, provides short- to medium-term loans to its affiliates, as well as loans under a loan program established by certain subsidiaries to assist their executives and directors with the purchase of homes. As of March 31, 2010, an aggregate amount of ¥12.5 billion in loans was outstanding to its equity-method affiliates. As of March 31, 2010, an aggregate amount of ¥25.7 billion in loans was outstanding to those of its affiliates not accounted for under the equity method, which are 20% to 50% owned by Toyota. As of March 31, 2010, the largest loan outstanding to any such equity-method affiliate was a loan of ¥11.6 billion at a fixed rate. Toyota believes that each of these loans was entered into in the ordinary course of business.

7.C INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1-3.	Consolidated Financial Statements. Toyota’s audited consolidated financial statements are included under “Item 18 — Financial Statements”. Except for Toyota’s consolidated financial statements included under Item 18, no other information in this annual report has been audited by Toyota’s auditors.

4.	Not applicable.

5.	Not applicable.

6.	Export Sales. See “Operating and Financial Review and Prospects — Operating Results — Overview — Geographical Breakdown”.

7.	Legal and Arbitration Proceedings. See “Information on the Company — Business Overview — Legal Proceedings”.

8.	Dividend Policy. See “Key Information — Selected Financial Data — Dividends”.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share		Price per ADS
	High	Low	High	Low
Fiscal Year Ended March 31,
2006	¥6,560	¥3,790	$110.28	$70.95
2007	8,350	5,430	138.00	94.52
2008	7,850	4,830	128.12	96.91
2009	5,670	2,650	106.74	57.68
2010	4,200	3,270	91.78	67.90

Financial Quarter Ended:
June 30, 2008	5,670	4,820	106.74	94.00
September 30, 2008	5,120	4,380	93.66	82.64
December 31, 2008	4,460	2,650	83.90	58.17
March 31, 2009	3,260	2,755	71.14	57.68
June 30, 2009	4,040	3,270	83.54	67.90
September 30, 2009	4,150	3,380	87.43	73.65
December 31, 2009	3,890	3,300	85.06	75.07
March 31, 2010	4,200	3,270	91.78	71.55

Month Ended:
December 31, 2009	3,890	3,520	85.06	81.45
January 31, 2010	4,200	3,490	91.78	77.00
February 28, 2010	3,605	3,270	79.94	71.55
March 31, 2010	3,770	3,295	82.35	73.64
April 30, 2010	3,815	3,570	81.26	76.84
May 31, 2010	3,600	3,240	78.34	72.01

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

General

Toyota’s authorized number of shares as of March 31, 2010 was 10,000,000,000 shares, of which 3,447,997,492 shares were issued. Toyota does not issue share certificates for its shares. In accordance with the Corporation Act, the Book-Entry Transfer Act and Toyota’s articles of incorporation, Toyota’s shares are recorded or registered on (i) Toyota’s register of shareholders and (ii) transfer account books of the Japan Securities Depository Center, Inc. (“JASDEC”) which is a book-entry transfer institution and securities firms, banks or other account management institutions. The transfer of shares will generally become effective once the transfer is recorded in the transferee’s account. In order to assert shareholders’ rights against Toyota, a shareholder must generally have his or her name and address recorded or registered on Toyota’s register of shareholders. A shareholder can assert minority shareholders’ rights (shareholders’ rights for which Toyota has not set a record date) against Toyota if JASDEC provides an individual shareholder notice to Toyota upon the shareholder’s request. The shareholder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights.

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

Dividends — Distributable amount

Under the Corporation Act, Toyota is permitted to make distributions of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the distributable amount provided for by the Corporation Act and the ordinance of the Ministry of Justice as at the effective date of such distribution of surplus.

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

Rights to be Allotted Shares

Holders of shares have no preemptive rights under Toyota’s articles of incorporation. Under the Corporation Act, the board of directors may, however, determine that shareholders shall be given rights to be allotted shares or stock acquisition rights on request in connection with a particular issue or transfer of shares, or issue of stock acquisition rights, respectively. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date.

Rights to be allotted shares are nontransferable. However, a shareholder may be allotted stock acquisition rights without consideration thereto, and may transfer such rights.

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

The shares generally trade ex-dividend or ex-rights in the Japanese stock exchanges on the second business day before a record date (or if the record date is not a business day, the third business day prior thereto), for the purpose of dividends or rights offerings.

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

Report of Substantial Shareholdings

The Financial Instruments and Exchange Law of Japan and regulations under the Law require any person who has become a holder (together with its related persons) of more than 5% of the total issued shares of a company listed on any Japanese stock exchange (including ADSs representing such shares) to file with the Director of a competent Local Finance Bureau, within five business days, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in any shareholding or any change in material matters set out in reports previously filed. Any such report shall be filed with the Director of a competent Local Finance Bureau through the Electronic Disclosure for Investor’s Network (EDINET) system. Copies of any report must also be furnished to the company. For this purpose, shares issuable to a shareholder upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by that stock acquisition rights holder and the company’s total issued shares.

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

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of capital stock of Toyota) and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor, with certain exceptions, must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company by the 15th day of the month following the month in which the date of the acquisition falls. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

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

An “Eligible U.S. Holder” is a U.S. Holder that:

1.	is a resident of the United States for purposes of the Treaty,

2.	does not maintain a permanent establishment in Japan (a) with which the shares of common stock or ADSs are effectively connected and through which the U.S. holder carries on or has carried on business, or (b) of which the shares of common stock or ADSs form part of the business property, and

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

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is generally 20 percent, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock or ADSs of Toyota) to non-resident Holders, other than any individual shareholder who holds 5 percent or more of the total issued shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before December 31, 2011, and (ii) 15 percent for dividends due and payable on or after January 1, 2012. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland, and 10 percent under the income tax treaties with Australia, France, the U.K. and the United States.)

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally reduced to 10 percent of the gross amount actually distributed, and dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund are exempt from Japanese income tax by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Toyota to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or if any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on shares of common stock by Toyota is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance through the withholding agent to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits, together with other documents, two Application Forms (one before payment of dividends, the other within eight months after the recording date concerning such payment of dividends) to the Japanese tax authority. To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance, will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) by complying with a certain subsequent filing procedure. Toyota does not assume any responsibility to ensure withholding at the reduced rate, or exemption therefrom, for non-resident Holders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

Gains derived from the sale of shares of common stock or ADSs outside Japan by a non-resident Holder holding such shares of common stock or ADSs as portfolio investors are, in general, not subject to Japanese income tax or corporation tax so long as filings required under Japanese law are made. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty.

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

Taxation of Dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distribution made by Toyota in respect of shares of common stock or ADSs (without reduction for Japanese withholding taxes) will constitute a taxable dividend to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The U.S. dollar amount of such a dividend generally will be included in the gross income of a U.S. Holder, as ordinary income, when actually or constructively received by the U.S. Holder, in the case of shares of common stock, or by the depositary, in the case of ADSs. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of common stock or ADSs will constitute income from sources outside the United States, and will generally be “passive category income” or, in the case of certain U.S. Holders, “general category income”. Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of a Toyota dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, or alternatively as a deduction in the computation of such U.S. Holder’s taxable income, if the U.S. Holder does not elect to claim a credit for any foreign taxes paid or accrued for the taxable year. Special rules generally will apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential U.S. federal income tax rates. Additionally, special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

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

Taxation of Capital Gains and Losses

In general, upon a sale or other taxable disposition of shares of common stock or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in those shares of common stock or ADSs. A U.S. Holder generally will have an adjusted tax basis in a share of common stock or an ADS equal to its U.S. dollar cost. Subject to the PFIC rules discussed below, gain or loss recognized on the sale or other taxable disposition of shares of common stock or ADSs generally will be capital gain or loss and, if the U.S. Holder’s holding period for those shares or ADSs exceeds one year, will be long-term capital gain or loss. Non-corporate U.S. Holders, including individuals, currently are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. Under U.S. federal income tax law, the deduction of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder in respect of the sale or other disposition of shares of common stock or ADSs generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

Deposits and withdrawals of common stock in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Companies

A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying look-through rules, either (1) at least 75% of its gross income is passive income, or (2) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. The PFIC determination is made annually and generally is based on the value of a non-U.S. corporation’s assets (including goodwill) and composition of its income.

Toyota does not believe that it was a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2010, and intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually and the application of the PFIC rules to a corporation such as Toyota (which among other things is engaged in leasing and financing through several subsidiaries) is not entirely clear, no assurances can be made regarding determination of its PFIC status in the current or any future taxable year. If Toyota is determined to be a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares of common stock or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate U.S. Holder receives from Toyota will not be eligible for the reduced U.S. federal income tax rates on dividends described above if Toyota is a PFIC either in the taxable year of the dividend or the preceding taxable year. If a U.S. Holder owns shares of common stock or ADSs in any taxable year in which Toyota is a PFIC, such U.S. Holder generally would be required to file IRS Form 8621 (or other form specified by the U.S. Department of the Treasury) with the U.S. Holder’s U.S. federal income tax return in each year that Toyota is a PFIC. Toyota will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.

Prospective investors should consult their own tax advisors regarding the potential application of the PFIC rules to shares of common stock or ADSs.

Non-U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to beneficial owners of shares of common stock or ADSs that are neither U.S. Holders nor partnerships, nor entities taxable as partnerships for U.S. federal income tax purposes (“Non-U.S. Holders”).

A Non-U.S. Holder generally will not be subject to any U.S. federal income or withholding tax on distributions received in respect of shares of common stock or ADSs unless the distributions are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if an applicable tax treaty requires, are attributable to a U.S. permanent establishment or fixed base of such Non-U.S. Holder).

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

Income that is effectively connected with a U.S. trade or business of a Non-U.S. Holder, and, if an income tax treaty applies and so requires, is attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder, generally will be taxed in the same manner as the income of a U.S. Holder. In addition, under certain circumstances, any effectively connected earnings and profits realized by a corporate Non-U.S. Holder may be subject to an additional “branch profits tax” at the rate of 30% or at a lower rate that may be prescribed by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends paid to a U.S. Holder in respect of shares of common stock or ADSs, and to the proceeds received upon the sale, exchange or redemption of the shares of common stock or ADSs within the United States by U.S. Holders. Furthermore, backup withholding may apply to those amounts (currently at a 28% rate) if a U.S. Holder fails to provide an accurate taxpayer identification number, to certify that such U.S. Holder is not subject to backup withholding or to otherwise comply with the applicable requirements of the backup withholding requirements.

Dividends paid to a Non-U.S. Holder in respect of shares of common stock or ADSs, and proceeds received upon the sale, exchange or redemption of shares of common stock or ADSs by a Non-U.S. Holder, generally are exempt from information reporting and backup withholding under current U.S. federal income tax law. However, a Non-U.S. Holder may be required to provide certification of non-U.S. status in order to obtain that exemption.

Persons required to establish their exempt status generally must provide such certification under penalty of perjury on IRS Form W-9, entitled Request for Taxpayer Identification Number and Certification, in the case of U.S. persons, and on IRS Form W-8BEN, entitled Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding (or other appropriate IRS Form W-8), in the case of non-U.S. persons. Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment generally may be claimed as a credit against the holder’s U.S. federal income tax liability provided that the required information is properly furnished to the IRS in a timely manner.

Recent Legislative Developments

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include shares of common stock or ADSs) to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of shares of common stock or ADSs.

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

Toyota uses a value-at-risk analysis (“VAR”) to evaluate its exposure to changes in foreign currency exchange rates. The VAR of the combined foreign exchange position represents a potential loss in pre-tax earnings that was estimated to be ¥114.1 billion as of March 31, 2009 and ¥148.9 billion as of March 31, 2010. Based on Toyota’s overall currency exposure (including derivative positions), the risk during the year ended March 31, 2010 to pre-tax cash flow from currency movements was on average ¥135.5 billion, with a high of ¥148.9 billion and a low of ¥123.8 billion.

The VAR was estimated by using a Monte Carlo Simulation Method and assumed 95% confidence level on the realization date and a 10-day holding period.

Interest Rate Risk

Toyota is subject to market risk from exposures to changes in interest rates based on its financing, investing and cash management activities. Toyota enters into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. The potential decrease in fair value resulting from a hypothetical 100 basis point upward shift in interest rates would be approximately ¥55.8 billion as of March 31, 2009 and ¥ 67.8billion as of March 31, 2010.

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

Equity Price Risk

Toyota holds investments in various available-for-sale equity securities that are subject to price risk. The fair value of available-for-sale equity securities was ¥798.2 billion as of March 31, 2009 and ¥852.7 billion as of March 31, 2010. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥79.8 billion as of March 31, 2009 and ¥85.3 billion as of March 31, 2010.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.D AMERICAN DEPOSITARY SHARES

Fees and Charges for Holders of American Depositary Receipts

The Bank of New York Mellon, as depositary for the ADSs (the “Depositary”), collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:

$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•     Issuance of ADSs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property

•     Cancellation of ADSs for the purpose of withdrawal including if the deposit agreement terminates

$ 0.02 (or less) per ADS	• Any cash distribution to ADSs registered holders

A fee equivalent to the fee that would be payable if securities distributed to the ADR holder had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

Registration fees	• Registration of transfer of shares on Toyota’s share register to the name of the depositary or its nominee or the custodian or its nominee when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to US dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS	• As necessary

Fees Incurred in Fiscal 2010

For fiscal 2010, the Depositary paid Toyota $100,000 for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls) and expenses relating to Toyota’s annual general shareholders’ meeting that are incurred with respect to Toyota’s ADR holders. The Depositary also paid Toyota’s continuing annual stock exchange listing fees.

Fees to be Paid in the Future

The Depositary has agreed to reimburse Toyota for expenses Toyota incurs that are related to the maintenance of the ADS program. The Depositary has agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse Toyota annually for any special investor relations promotional activities, certain annual general shareholders’ meeting expenses and its continuing listing fees. There are limits on the amount of expenses for which the Depositary will reimburse Toyota, but the amount of reimbursement available to Toyota is not tied to the amount of fees investors pay to the Depositary.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) DISCLOSURE CONTROLS AND PROCEDURES

Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the fiscal 2010. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the Form 20-F that Toyota files under the Exchange Act is accumulated and communicated to its management including, the chief executive officer and the principal accounting and financial officer. The disclosure controls and procedures also ensures that the Form 20-F that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Toyota’s Chairman of the Board and the Executive Vice President. Toyota’s disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. The Chairman of the Board and the Executive Vice President have concluded that Toyota’s disclosure controls and procedures are effective at the reasonable assurance level.

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

Based on this evaluation, management concluded that Toyota’s internal control over financial reporting was effective as of March 31, 2010.

PricewaterhouseCoopers Aarata, an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Toyota’s internal control over financial reporting as of March 31, 2010, as stated in its report included herein.

(c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Toyota’s independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on the effectiveness of Toyota’s internal control over financial reporting. This report appears in Item 18.

(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in Toyota’s internal control over financial reporting during fiscal 2010 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.

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

Toyota’s board of corporate auditors has determined that it does not have an “audit committee financial expert” serving on the board of corporate auditors. The qualifications for, and powers of, the corporate auditor delineated in the Corporation Act are different from those anticipated for any audit committee financial expert. Corporate auditors have the authority to be given reports from a certified public accountant or an accounting firm concerning audits, including technical accounting matters. At the same time, each corporate auditor has the authority to consult internal and external experts on accounting matters. Each corporate auditor must fulfill the requirements under Japanese laws and regulations and otherwise follow Japanese corporate governance practices and, accordingly, Toyota’s board of corporate auditors has confirmed that it is not necessarily in Toyota’s best interest to nominate as corporate auditor a person who meets the definition of audit committee financial experts. Although Toyota does not have an audit committee financial expert on its board of corporate auditors, Toyota believes that Toyota’s current corporate governance system, taken as a whole, including the corporate auditors’ ability to consult internal and external experts, is fully equivalent to a system having an audit committee financial expert on its board of corporate auditors.

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

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Aarata and the various network and member firms of PricewaterhouseCoopers to Toyota in fiscal 2009 and fiscal 2010.

	Yen in millions
	2009	2010
Audit Fees(1)	3,539	3,072
Audit-related Fees(2)	76	83
Tax Fees(3)	702	487
All Other Fees(4)	86	174
Total	4,403	3,816

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the services of annual audit, quarterly reviews and assessment and reviews of the effectiveness of internal controls over financial reporting of Toyota and its subsidiaries and affiliates; the services associated with SEC registration statements or other documents issued in connection with securities offerings such as comfort letters and consents; consultations as to the accounting or disclosure treatment of transactions or events.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include services such as due diligence; agreed-upon or expanded audit procedures; internal control reviews and assistance; review of the effectiveness of the internal audit function; assistance with implementation of the requirements of SEC rules pursuant to the Sarbanes-Oxley Act; financial statement audits of employee benefit plans.

(3)	Tax Fees include fees billed for tax compliance services, including the services such as tax planning, advice and compliance of federal, state, local and international tax; the review of tax returns; assistance with tax audits and appeals; tax-only valuation services including transfer pricing and cost segregation studies; expatriate tax assistance and compliance.

(4)	All Other Fees primarily include fees billed for risk management advisory services of assessment and testing of security infrastructure controls; advisory services relating to accounting manual and accounting control; advisory services relating to establishment of a new subsidiary; assistance with continuing education and training; services providing information related to automotive market conditions and sales networks.

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

The board of corporate auditors makes a further determination of whether or not to grant a request to revise the general pre-approval for the applicable fiscal year if such request is submitted by the Representative Directors or the Managing Officer authorized by the Representative Director. Such request may include (i) adding any audit or permissible non-audit services other than the ones listed in the general pre-approval and (ii) obtaining services that are listed in the general pre-approval but of which the total fee amount exceeds the amount affirmed by the general pre-approval. The determination of whether or not to grant a request to revise the general pre-approval noted in the foregoing may alternatively be made by an Executive Corporate Auditor, who is designated in advance by a resolution of the board of corporate auditors, in which case such Executive Corporate Auditor shall report such decision at the next meeting of the board of corporate auditors. The performance of audit and permissible non-audit services and the payment of fees are subject to review by the board of corporate auditors at least once every fiscal half year.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of Toyota’s common stock by Toyota and its affiliated purchasers during fiscal 2010:

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share (Yen)(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1, 2009 – April 30, 2009	7,183	3,710.76	—	—
May 1, 2009 – May 31, 2009	4,214	3,717.62	—	—
June 1, 2009 – June 30, 2009	3,651	3,773.44	—	—
July 1, 2009 – July 31, 2009	4,090	3,559.91	—	—
August 1, 2009 – August 31, 2009	3,521	4,053.01	—	—
September 1, 2009 – September 30, 2009	2,787	3,880.56	—	—
October 1, 2009 – October 31, 2009	2,117	3,536.58	—	—
November 1, 2009 – November 30, 2009	2,009	3,525.75	—	—
December 1, 2009 – December 31, 2009	4,058	3,720.50	—	—
January 1, 2010 – January 31, 2010	4,380	4,020.90	—	—
February 1, 2010 – February 28, 2010	3,186	3,448.58	—	—
March 1, 2010 – March 31, 2010	3,219	3,523.78	—	—

Total	44,415	—	—	—

(1)	All purchases were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Toyota to purchase shares that are a fraction of a unit, in accordance with Toyota’s share handling regulations. Toyota is required to comply with such requests pursuant to the Corporation Act (or until the Corporation Act became effective, the Commercial Code). See “Memorandum and Articles of Association — Japanese Unit Share System.”

(2)	Toyota did not have any publicly announced plans or programs in place for fiscal 2010.

ITEM 16F. CHANGE IN CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Significant Differences in Corporate Governance Practices between Toyota and U.S. Companies Listed on the NYSE

Pursuant to home country practices exemptions granted by the NYSE, Toyota is permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of the NYSE’s listing standards. The SEC approved changes to the NYSE’s listing standards related to corporate governance practices of listed companies (the “NYSE Corporate Governance Rules”) in November 2003, as further amended in November 2004. Toyota is exempt from the approved changes, except for requirements that (a) Toyota’s board of corporate auditors satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (b) Toyota must disclose significant differences in its corporate governance practices as compared to those followed by domestic companies under the NYSE listing standards, (c) Toyota’s principal executive officer must notify the NYSE in writing after any executive officer of Toyota becomes aware of any non-compliance with (a) and (b), and (d) Toyota must submit annual and interim written affirmations to the NYSE. Toyota’s corporate governance practices and those followed by domestic companies under the NYSE Corporate Governance Rules have the following significant differences:

1. Directors. Toyota currently does not have any directors who will be deemed an “independent director” as required under the NYSE Corporate Governance Rules for U.S. listed companies. Unlike the NYSE Corporate Governance Rules, the Corporation Act does not require Japanese companies with a board of corporate auditors such as Toyota to have any independent directors on its board of directors. While the NYSE Corporate Governance Rules require that the non-management directors of each listed company meet at regularly scheduled executive sessions without management, Toyota currently has no non-management director on its board of directors. Unlike the NYSE Corporate Governance Rules, the Corporation Act does not require, and accordingly Toyota does not have, an internal corporate organ or committee comprised solely of independent directors.

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

Unlike the NYSE Corporate Governance Rules, the Corporation Act, among others, does not require corporate auditors to establish an expertise in accounting nor are they required to present other special knowledge and experience. Under the Corporation Act, the board of corporate auditors may determine the auditing policies and methods of investigating the conditions of Toyota’s business and assets, and may resolve other matters concerning the execution of the corporate auditor’s duties. The board of corporate auditors also prepares auditors’ reports and gives consent to proposals of the nomination of corporate auditors and accounting auditors.

Toyota currently has four outside corporate auditors under the Corporation Act. Under the Corporation Act, at least half of the corporate auditors of Toyota must be “outside” corporate auditors, which is any person who was not a director, accounting counselor (in the case that an accounting counselor is a judicial person, a member of such judicial person who is in charge of its affairs), executive officer, manager, or employee of Toyota or its subsidiaries at any time during the past. Such qualifications for an “outside” corporate auditor are different from the audit committee independence requirement under the NYSE Corporate Governance Rules.

4. Corporate Governance Guidelines. Unlike the NYSE Corporate Governance Rules, Toyota is not required to adopt corporate governance guidelines under Japanese laws and regulations, including the Corporation Act, the Financial Instruments and Exchange Law of Japan and stock exchange rules. However, Toyota is required to resolve the matters at the board of directors concerning provision of the system to ensure the execution of duties of the directors to comply with the laws, regulations and the articles of incorporation, and any other systems to ensure the adequacy of the business required under the ordinance of the Ministry of Justice (“internal control system” or “naibu-tosei”), and to disclose such matters resolved, policies and the present status of its corporate governance in its business reports, annual securities report and certain other disclosure documents in accordance with the regulations under the Financial Instruments and Exchange Law and stock exchange rules in respect of timely disclosure.

5. Code of Business Conduct and Ethics. Unlike the NYSE Corporate Governance Rules, under Japanese laws and regulations including the Corporation Act, the Financial Instruments and Exchange Law and stock exchange rules, Toyota is not required to adopt a code of business conduct and ethics for directors, officers and employees. Accordingly, Toyota is not required to adopt and disclose waivers of the code of business conduct and ethics for these individuals. However, Toyota resolved the matters concerning provision of the system to ensure the execution of duties of the employees to comply with the laws, regulations and the articles of incorporation, etc. as “internal control system” or “naibu-tosei” pursuant to the Corporation Act, maintains guidelines and internal regulations such as “Guiding Principles at Toyota”, “Toyota Code of Conduct” and a code of ethics pursuant to Section 406 of the Sarbanes-Oxley Act. Please see “Code of Ethics” for additional information.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Toyota Jidosha Kabushiki Kaisha

(“Toyota Motor Corporation”)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Toyota Motor Corporation and its subsidiaries at March 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Aarata

Nagoya, Japan

June 25, 2010

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2009	2010	2010
Current assets
Cash and cash equivalents	¥2,444,280	¥1,865,746	$20,053
Time deposits	45,178	392,724	4,221
Marketable securities	495,326	1,793,165	19,273
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥15,034 million in 2009 and ¥13,735 million ($148 million) in 2010	1,392,749	1,886,273	20,274
Finance receivables, net	3,891,406	4,209,496	45,244
Other receivables	332,722	360,379	3,873
Inventories	1,459,394	1,422,373	15,288
Deferred income taxes	605,331	632,164	6,795
Prepaid expenses and other current assets	632,543	511,284	5,495

Total current assets	11,298,929	13,073,604	140,516

Noncurrent finance receivables, net	5,655,545	5,630,680	60,519

Investments and other assets
Marketable securities and other securities investments	2,102,874	2,256,279	24,251
Affiliated companies	1,826,375	1,879,320	20,199
Employees receivables	69,523	67,506	725
Other	707,110	730,997	7,857

Total investments and other assets	4,705,882	4,934,102	53,032

Property, plant and equipment
Land	1,257,409	1,261,349	13,557
Buildings	3,633,954	3,693,972	39,703
Machinery and equipment	9,201,093	9,298,967	99,946
Vehicles and equipment on operating leases	2,836,881	2,613,248	28,087
Construction in progress	263,602	226,212	2,432

Total property, plant and equipment, at cost	17,192,939	17,093,748	183,725
Less - Accumulated depreciation	(9,791,258)	(10,382,847)	(111,596)

Total property, plant and equipment, net	7,401,681	6,710,901	72,129

Total assets	¥29,062,037	¥30,349,287	$326,196

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2009	2010	2010
Current liabilities
Short-term borrowings	¥3,617,672	¥3,279,673	$35,250
Current portion of long-term debt	2,699,512	2,218,324	23,843
Accounts payable	1,299,455	1,956,505	21,029
Other payables	670,634	572,450	6,153
Accrued expenses	1,540,681	1,735,930	18,658
Income taxes payable	51,298	153,387	1,648
Other current liabilities	710,041	769,945	8,275

Total current liabilities	10,589,293	10,686,214	114,856

Long-term liabilities
Long-term debt	6,301,469	7,015,409	75,402
Accrued pension and severance costs	634,612	678,677	7,294
Deferred income taxes	642,293	813,221	8,741
Other long-term liabilities	293,633	225,323	2,422

Total long-term liabilities	7,872,007	8,732,630	93,859

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value,
authorized: 10,000,000,000 shares in 2009 and 2010; issued: 3,447,997,492 shares in 2009 and 2010	397,050	397,050	4,268
Additional paid-in capital	501,211	501,331	5,388
Retained earnings	11,531,622	11,568,602	124,340
Accumulated other comprehensive income (loss)	(1,107,781)	(846,835)	(9,102)
Treasury stock, at cost, 312,115,017 shares in 2009 and 312,002,149 shares in 2010	(1,260,895)	(1,260,425)	(13,547)

Total Toyota Motor Corporation shareholders’ equity	10,061,207	10,359,723	111,347

Noncotrolling interest	539,530	570,720	6,134

Total shareholders’ equity	10,600,737	10,930,443	117,481

Commitments and contingencies
Total liabilities and shareholders’ equity	¥29,062,037	¥30,349,287	$326,196

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2008	2009	2010	2010
Net revenues
Sales of products	¥24,820,510	¥19,173,720	¥17,724,729	$190,507
Financing operations	1,468,730	1,355,850	1,226,244	13,180

Total net revenues	26,289,240	20,529,570	18,950,973	203,687

Costs and expenses
Cost of products sold	20,452,338	17,468,416	15,971,496	171,663
Cost of financing operations	1,068,015	987,384	712,301	7,656
Selling, general and administrative	2,498,512	2,534,781	2,119,660	22,782

Total costs and expenses	24,018,865	20,990,581	18,803,457	202,101

Operating income (loss)	2,270,375	(461,011)	147,516	1,586

Other income (expense)
Interest and dividend income	165,676	138,467	78,224	841
Interest expense	(46,113)	(46,882)	(33,409)	(359)
Foreign exchange gain (loss), net	9,172	(1,815)	68,251	733
Other income (loss), net	38,112	(189,140)	30,886	332

Total other income (expense)	166,847	(99,370)	143,952	1,547

Income (loss) before income taxes and equity in earnings of affiliated companies	2,437,222	(560,381)	291,468	3,133

Provision for income taxes	911,495	(56,442)	92,664	996
Equity in earnings of affiliated companies	270,114	42,724	45,408	488

Net income (loss)	1,795,841	(461,215)	244,212	2,625

Less: Net (income) loss attributable to the noncontrolling interest	(77,962)	24,278	(34,756)	(374)

Net income (loss) attributable to Toyota Motor Corporation	¥1,717,879	¥(436,937)	¥209,456	$2,251

	Yen			U.S. dollars
Net income (loss) attributable to Toyota Motor Corporation per share
- Basic	¥540.65	¥(139.13)	¥66.79	$0.72

- Diluted	¥540.44	¥(139.13)	¥66.79	$0.72

Cash dividends per share	¥140.00	¥100.00	¥45.00	$0.48

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balances at March 31, 2007	¥397,050	¥497,593	¥11,764,713	¥701,390	¥(1,524,654)	¥11,836,092	¥628,244	¥12,464,336

Equity transaction with noncontrolling interests and other							10,330	10,330
Issuance during the year		3,475				3,475		3,475
Comprehensive income
Net income			1,717,879			1,717,879	77,962	1,795,841
Other comprehensive income (loss)
Foreign currency translation adjustments				(461,189)		(461,189)	(20,128)	(481,317)
Unrealized losses on securities, net of reclassification adjustments				(347,829)		(347,829)	(13,734)	(361,563)
Pension liability adjustments				(133,577)		(133,577)	(7,068)	(140,645)

Total comprehensive income						775,284	37,032	812,316

Dividends paid to Toyota Motor Corporation shareholders			(430,860)			(430,860)		(430,860)
Dividends paid to noncontrolling interests							(18,939)	(18,939)
Purchase and reissuance of common stock					(314,464)	(314,464)		(314,464)
Retirement of common stock		(3,499)	(643,182)		646,681	—		—

Balances at March 31, 2008	397,050	497,569	12,408,550	(241,205)	(1,192,437)	11,869,527	656,667	12,526,194

Equity transaction with noncontrolling interests and other							(30,645)	(30,645)
Issuance during the year		3,642				3,642		3,642
Comprehensive loss
Net loss			(436,937)			(436,937)	(24,278)	(461,215)
Other comprehensive income (loss)
Foreign currency translation adjustments				(381,303)		(381,303)	(18,865)	(400,168)
Unrealized losses on securities, net of reclassification adjustments				(293,101)		(293,101)	(13,590)	(306,691)
Pension liability adjustments				(192,172)		(192,172)	(8,874)	(201,046)

Total comprehensive loss						(1,303,513)	(65,607)	(1,369,120)

Dividends paid to Toyota Motor Corporation shareholders			(439,991)			(439,991)		(439,991)
Dividends paid to noncontrolling interests							(20,885)	(20,885)
Purchase and reissuance of common stock					(68,458)	(68,458)		(68,458)

Balances at March 31, 2009	¥397,050	¥501,211	¥11,531,622	¥(1,107,781)	¥(1,260,895)	¥10,061,207	¥539,530	¥10,600,737

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balances at March 31, 2009	¥397,050	¥501,211	¥11,531,622	¥(1,107,781)	¥(1,260,895)	¥10,061,207	¥539,530	¥10,600,737

Equity transaction with noncontrolling interests and other		(2,116)				(2,116)	(2,748)	(4,864)
Issuance during the year		2,236				2,236		2,236
Comprehensive income
Net income			209,456			209,456	34,756	244,212
Other comprehensive income
Foreign currency translation adjustments				9,894		9,894	5,721	15,615
Unrealized gains on securities, net of reclassification adjustments				176,407		176,407	4,095	180,502
Pension liability adjustments				74,645		74,645	98	74,743

Total comprehensive income						470,402	44,670	515,072

Dividends paid to Toyota Motor Corporation shareholders			(172,476)			(172,476)		(172,476)
Dividends paid to noncontrolling interests							(10,732)	(10,732)
Purchase and reissuance of common stock					470	470		470

Balances at March 31, 2010	¥397,050	¥501,331	¥11,568,602	¥(846,835)	¥(1,260,425)	¥10,359,723	¥570,720	¥10,930,443

	U.S. dollars in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balances at March 31, 2009	$4,268	$5,387	$123,943	$(11,907)	$(13,552)	$108,139	$5,798	$113,937

Equity transaction with noncontrolling interests and other		(23)				(23)	(29)	(52)
Issuance during the year		24				24		24
Comprehensive income
Net income			2,251			2,251	374	2,625
Other comprehensive income
Foreign currency translation adjustments				107		107	61	168
Unrealized gains on securities, net of reclassification adjustments				1,896		1,896	44	1,940
Pension liability adjustments				802		802	1	803

Total comprehensive income						5,056	480	5,536

Dividends paid to Toyota Motor Corporation shareholders			(1,854)			(1,854)		(1,854)
Dividends paid to noncontrolling interests							(115)	(115)
Purchase and reissuance of common stock					5	5		5

Balances at March 31, 2010	$4,268	$5,388	$124,340	$(9,102)	$(13,547)	$111,347	$6,134	$117,481

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2008	2009	2010	2010
Cash flows from operating activities
Net income (loss)	¥1,795,841	¥(461,215)	¥244,212	$2,625
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	1,491,135	1,495,170	1,414,569	15,204
Provision for doubtful accounts and credit losses	122,790	257,433	100,775	1,083
Pension and severance costs, less payments	(54,341)	(20,958)	1,254	13
Losses on disposal of fixed assets	45,437	68,682	46,937	505
Unrealized losses on available-for-sale securities, net	11,346	220,920	2,486	27
Deferred income taxes	81,458	(194,990)	25,537	274
Equity in earnings of affiliated companies	(270,114)	(42,724)	(45,408)	(488)
Changes in operating assets and liabilities, and other (Increase) decrease in accounts and notes receivable	(206,793)	791,481	(576,711)	(6,199)
(Increase) decrease in inventories	(149,984)	192,379	56,059	603
(Increase) decrease in other current assets	(82,737)	9,923	97,494	1,048
Increase (decrease) in accounts payable	62,241	(837,402)	649,214	6,978
Increase (decrease) in accrued income taxes	(118,030)	(251,868)	102,207	1,098
Increase (decrease) in other current liabilities	206,911	(41,819)	213,341	2,293
Other	46,464	291,893	226,564	2,435

Net cash provided by operating activities	2,981,624	1,476,905	2,558,530	27,499

Cash flows from investing activities
Additions to finance receivables	(8,647,717)	(8,612,111)	(7,806,201)	(83,902)
Collection of finance receivables	7,223,573	8,143,804	7,509,578	80,714
Proceeds from sales of finance receivables	109,124	11,290	8,390	90
Additions to fixed assets excluding equipment leased to others	(1,480,570)	(1,364,582)	(604,536)	(6,498)
Additions to equipment leased to others	(1,279,405)	(960,315)	(833,065)	(8,954)
Proceeds from sales of fixed assets excluding equipment leased to others	67,551	47,386	52,473	564
Proceeds from sales of equipment leased to others	375,881	528,749	465,092	4,999
Purchases of marketable securities and security investments	(1,151,640)	(636,030)	(2,412,182)	(25,926)
Proceeds from sales of marketable securities and security investments	165,495	800,422	77,025	828
Proceeds upon maturity of marketable securities and security investments	821,915	675,455	1,031,716	11,089
Payment for additional investments in affiliated companies, net of cash acquired	(4,406)	(45)	(1,020)	(11)
Changes in investments and other assets, and other	(74,687)	135,757	(337,454)	(3,627)

Net cash used in investing activities	¥(3,874,886)	¥(1,230,220)	¥(2,850,184)	$(30,634)

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2008	2009	2010	2010
Cash flows from financing activities
Proceeds from issuance of long-term debt	¥3,349,812	¥3,506,990	¥3,178,310	$34,161
Payments of long-term debt	(2,310,008)	(2,704,078)	(2,938,202)	(31,580)
Increase (decrease) in short-term borrowings	408,912	406,507	(335,363)	(3,605)
Dividends paid	(430,860)	(439,991)	(172,476)	(1,854)
Purchase of common stock, and other	(311,667)	(70,587)	(10,251)	(110)

Net cash provided by (used in) financing activities	706,189	698,841	(277,982)	(2,988)

Effect of exchange rate changes on cash and cash equivalents	(84,759)	(129,793)	(8,898)	(95)

Net increase (decrease) in cash and cash equivalents	(271,832)	815,733	(578,534)	(6,218)
Cash and cash equivalents at beginning of year	1,900,379	1,628,547	2,444,280	26,271

Cash and cash equivalents at end of year	¥1,628,547	¥2,444,280	¥1,865,746	$20,053

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

2. Summary of significant accounting policies:

The parent company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform to U.S.GAAP.

Significant accounting policies after reflecting adjustments for the above are as follows:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiary companies. All significant intercompany transactions and accounts have been eliminated. Investments in affiliated companies in which Toyota exercises significant influence, but which it does not control, are stated at cost plus equity in undistributed earnings. Consolidated net income includes Toyota’s equity in current earnings of such companies, after elimination of unrealized intercompany profits. Investments in such companies are reduced to net realizable value if a decline in market value is determined other-than-temporary. Investments in non-public companies in which Toyota does not exercise significant influence (generally less than a 20% ownership interest) are stated at cost. The accounts of variable interest entities as defined by U.S.GAAP are included in the consolidated financial statements, if applicable.

Estimates -

The preparation of Toyota’s consolidated financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The more significant estimates include: product warranties, allowance for doubtful accounts and credit losses, residual values for leased assets, impairment of long-lived assets, pension costs and obligations, fair value of derivative financial instruments, other-than-temporary losses on marketable securities and valuation allowance for deferred tax assets.

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

Other costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥484,508 million, ¥389,242 million and ¥304,375 million ($3,271 million) for the years ended March 31, 2008, 2009 and 2010, respectively.

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

In addition to product warranties above, Toyota accrues for costs of recalls and other safety measures based on management’s estimates when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. Prior to the fourth quarter of this fiscal year, amounts were accrued based on individual occurrences of recalls and other safety measures. During the fourth quarter of this consolidated fiscal year, as a result of significant changes in facts and circumstances, Toyota has employed an estimation model, to accrue at the time of vehicle sale, an amount that represents management’s best estimate of expenses related to future recalls and other safety measures. The estimation model for recalls and other safety measures takes into account Toyota’s historical experience and individual occurrences of recalls and other safety measures. This change resulted from Toyota’s most recent experience with recalls and other safety measures changes in the operating processes such as the establishment of the Special Committee for Global Quality to address quality-related matters, as well as the broadening of the number of vehicles subject to recalls and other safety measures. This change has resulted in a decrease in each of operating income and income before income taxes and equity in earnings of affiliated companies by ¥105,698 million ($1,136 million) in the fourth quarter of this consolidated fiscal year.

Research and development costs are expensed as incurred. Research and development costs were ¥958,882 million, ¥904,075 million and ¥725,345 million ($7,796 million) for the years ended March 31, 2008, 2009 and 2010, respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable securities -

Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income in shareholders’ equity, net of applicable taxes. Individual securities classified as available-for-sale are reduced to net realizable value for other-than-temporary declines in market value. In determining if a decline in value is other-than-temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota’s ability and intent to retain its investment in the company for a period of time sufficient to allow for any anticipated recovery in market value. Realized gains and losses, which are determined on the average-cost method, are reflected in the statement of income when realized.

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

Finance receivables -

Finance receivables are recorded at the present value of the related future cash flows including residual values for finance leases. Incremental direct costs incurred in connection with the acquisition of finance receivables are capitalized and amortized so as to approximate a level rate of return over the term of the related contracts.

Wholesale and other dealer loan receivables are placed on nonaccrual status when full payment of principal or interest is in doubt or principal or interest is 90 days or more contractually past due, whichever occurs first. Retail and finance lease receivables are not placed on nonaccrual status. Rather, these receivables are charged off when payments due are no longer expected to be received or the account is 120 days contractually delinquent, whichever occurs first.

Interest income on nonaccrual receivables is recognized only to the extent it is received in cash. Accounts are restored to accrual status only when principal and interest payments are brought current and future payments are reasonably assured.

Finance receivables on nonaccrual status were ¥34,586 million and ¥26,599 million ($286 million) and finance receivables past due over 90 days and still accruing were ¥43,370 million and ¥38,150 million ($410 million) as of March 31, 2009 and 2010, respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses -

Allowance for credit losses is established to cover probable losses on receivables resulting from the inability of customers to make required payments. Provision for credit losses is included in selling, general and administrative expenses. The allowance for credit losses is based on a systematic, ongoing review and evaluation performed as part of the credit-risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors.

In the allowance for credit losses, general reserves are collectively calculated by applying reserve rates to each homogenous portfolio. This reserve rate is based on historical loss experience, current economic events and conditions and other pertinent factors. Specific reserves on identified receivables are determined by the present value of expected future cash flows or the fair value of collateral when it is probable that such receivables will be unable to be fully collected.

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

Inventories -

Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” (“LIFO”) basis. Inventories valued on the LIFO basis totaled ¥150,110 million and ¥199,275 million ($2,142 million) at March 31, 2009 and 2010, respectively. Had the “first-in, first-out” basis been used for those companies using the LIFO basis, inventories would have been ¥58,980 million and ¥64,099 million ($689 million) higher than reported at March 31, 2009 and 2010, respectively.

Property, plant and equipment -

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Vehicles and equipment on operating leases to third parties are originated by dealers and acquired by certain consolidated subsidiaries. Such subsidiaries are also the lessors of certain property that they acquire directly. Vehicles and equipment on operating leases are depreciated primarily on a straight-line method over the lease term, generally from 2 to 5 years, to the estimated residual value. Incremental direct costs incurred in connection with the acquisition of operating lease contracts are capitalized and amortized on a straight-line method over the lease term.

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

Employee benefit obligations -

Toyota has both defined benefit and defined contribution plans for employees’ retirement benefits. Retirement benefit obligations are measured by actuarial calculations in accordance with U.S.GAAP. The overfunded or underfunded status of the defined benefit postretirement plans is recognized on the consolidated balance sheets as prepaid pension and severance costs or accrued pension and severance costs, and the funded status change is recognized in the year in which it occurs through other comprehensive income.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Net income attributable to Toyota Motor Corporation per share -

Basic net income attributable to Toyota Motor Corporation per common share is calculated by dividing net income attributable to Toyota Motor Corporation by the weighted-average number of shares outstanding during the reported period. The calculation of diluted net income attributable to Toyota Motor Corporation per common share is similar to the calculation of basic net income attributable to Toyota Motor Corporation per share, except that the weighted-average number of shares outstanding includes the additional dilution from the assumed exercise of dilutive stock options.

Stock-based compensation -

Toyota measures compensation expense for its stock-based compensation plan based on the grant-date fair value of the award.

Other comprehensive income -

Other comprehensive income refers to revenues, expenses, gains and losses that, under U.S.GAAP are included in comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders’ equity. Toyota’s other comprehensive income is primarily comprised of unrealized gains/losses on marketable securities designated as available-for-sale, foreign currency translation adjustments and adjustments attributed to pension liabilities or minimum pension liabilities associated with Toyota’s defined benefit pension plans.

Accounting changes -

In December 2007, FASB issued updated guidance of accounting for and disclosure of business combinations. This guidance establishes principles and requirements for how the acquirer recognizes and

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest, and the goodwill acquired in a business combination or a gain from a bargain purchase. Also, this guidance provides several new disclosure requirements that enable users of the financial statements to evaluate the nature and financial effects of the business combination. Toyota adopted this guidance from the business combinations on and after the beginning of fiscal year begun on or after December 15, 2008. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In December 2007, FASB issued updated guidance of accounting for and disclosure of consolidation. This guidance establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Toyota adopted this guidance from the fiscal year begun on or after December 15, 2008. As a result, noncontrolling interest, formerly reported as minority interest, is reported as shareholders’ equity in the consolidated balance sheets, and the amount of net income attributable to the parent and to the noncontrolling interest are identified and presented in the consolidated statements of income. Since the presentation and disclosure requirements have been applied retrospectively for all periods presented in the consolidated financial statements in which this guidance is applied, certain prior year amounts have been reclassified to conform to this guidance. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In December 2008, FASB issued updated guidance of accounting for and disclosure of compensation. This guidance requires additional disclosures about postretirement benefit plan assets including investment policies and strategies, classes of plan assets, fair value measurements of plan assets, and significant concentrations of risk. Toyota adopted this guidance from the fiscal year ended after December 15, 2009. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In April 2009, FASB issued updated guidance of accounting for and disclosure of investments. This guidance revises the recognition and presentation requirements for other-than-temporary impairments of debt securities, and contains additional disclosure requirements related to debt and equity securities. Toyota adopted this guidance from the fiscal year ended after June 15, 2009. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In May 2009, FASB issued updated guidance of accounting for and disclosure of subsequent events. This guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. Toyota adopted this guidance from the fiscal year ended after June 15, 2009. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

Recent pronouncements to be adopted in future periods -

In June 2009, FASB issued updated guidance of accounting for and disclosure of transfers and servicing. This guidance eliminates the concept of a qualifying special-purpose entity, changes the requirements for derecognizing financial assets, and requires additional disclosures about transfers of financial assets. This guidance is effective for fiscal year beginning after November 15, 2009, and for interim period within the fiscal year. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In June 2009, FASB issued updated guidance of accounting for and disclosure of consolidation. This guidance changes how a company determines when a variable interest entity should be consolidated. This guidance is effective for fiscal year beginning after November 15, 2009, and for interim period within the fiscal year. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications -

Certain prior year amounts have been reclassified to conform to the presentations as of and for the year ended March 31, 2010.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥93.04 = U.S. $1, the approximate current exchange rate at March 31, 2010, was used for the translation of the accompanying consolidated financial amounts of Toyota as of and for the year ended March 31, 2010.

4. Supplemental cash flow information:

Cash payments for income taxes were ¥921,798 million, ¥563,368 million and ¥(207,278) million ($(2,228) million) for the years ended March 31, 2008, 2009 and 2010, respectively. Interest payments during the years ended March 31, 2008, 2009 and 2010 were ¥686,215 million, ¥614,017 million and ¥445,049 million ($4,783 million), respectively.

Capital lease obligations of ¥7,401 million, ¥28,953 million and ¥3,400 million ($37 million) were incurred for the years ended March 31, 2008, 2009 and 2010, respectively.

Toyota corrected the consolidated statements of cash flows for the year ended March 31, 2009 as a result of changes to information gathered from certain subsidiary. This resulted in increases to both “Additions to finance receivables” and “Collection of finance receivables” within cash flows from investing activities for the year ended March 31, 2009. “Additions to finance receivables” increased by ¥911,652 million to ¥(8,612,111) million. “Collection of finance receivables” also increased by ¥911,652 million to ¥8,143,804 million. These adjustments do not have an impact on “Net cash used in investing activities” in the consolidated statement of cash flows for the year ended March 31, 2009, and do not have a material impact on Toyota’s consolidated financial statements.

5. Acquisitions and dispositions:

During the years ended March 31, 2008, 2009 and 2010, Toyota made several acquisitions and dispositions, however the assets and liabilities transferred were not material.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Marketable securities and other securities investments:

The aggregate cost, gross unrealized gains and losses and fair value of marketable securities and other securities investments are as follows:

	Yen in millions
	March 31, 2009
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Debt securities	¥1,704,904	¥42,326	¥65,379	¥1,681,851
Equity securities	736,966	172,992	111,698	798,260

Total	¥2,441,870	¥215,318	¥177,077	¥2,480,111

Securities not practicable to determine fair value
Debt securities	¥26,104
Equity securities	91,985

Total	¥118,089

	Yen in millions
	March 31, 2010
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Government bonds	¥2,695,248	¥24,228	¥64,647	¥2,654,829
Common stocks	555,526	369,670	72,421	852,775
Other	403,776	17,588	1	421,363

Total	¥3,654,550	¥411,486	¥137,069	¥3,928,967

Securities not practicable to determine fair value
Common stocks	¥95,304
Other	25,173

Total	¥120,477

	U.S. dollars in millions
	March 31, 2010
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Government bonds	$28,968	$261	$695	$28,534
Common stocks	5,971	3,973	778	9,166
Other	4,340	189	0	4,529

Total	$39,279	$4,423	$1,473	$42,229

Securities not practicable to determine fair value
Common stocks	$1,024
Other	271

Total	$1,295

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2010, government bonds include 76% of Japanese government bonds, and 24% of U.S. and European government bonds. As of March 31, 2010, listed stocks on the Japanese stock markets represent 88% of common stocks which are included in available-for-sale. “Other” includes primarily commercial paper.

Unrealized losses continuing over a 12 month period or more in the aggregate were not material at March 31, 2009 and 2010.

As of March 31, 2009 and 2010, maturities of government bonds and other included in available-for-sale are mainly from 1 to 10 years.

Proceeds from sales of available-for-sale securities were ¥165,495 million, ¥800,422 million and ¥77,025 million ($828 million) for the years ended March 31, 2008, 2009 and 2010, respectively. On those sales, gross realized gains were ¥18,766 million, ¥35,694 million and ¥3,186 million ($34 million) and gross realized losses were ¥21 million, ¥1,856 million and ¥7 million ($0 million), respectively.

During the years ended March 31, 2008, 2009 and 2010, Toyota recognized impairment losses on available-for-sale securities of ¥11,346 million, ¥220,920 million and ¥2,486 million ($27 million), respectively, which are included in “Other income (loss), net” in the accompanying consolidated statements of income. Impairment losses recognized during the year ended March 31, 2009 primarily include a loss for an other-than-temporary impairment on a certain investment for which Toyota previously recorded an exchange gain.

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

7. Finance receivables:

Finance receivables consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2009	2010	2010
Retail	¥6,655,404	¥6,810,144	$73,196
Finance leases	1,108,408	1,232,508	13,247
Wholesale and other dealer loans	2,322,721	2,403,239	25,830

	10,086,533	10,445,891	112,273
Deferred origination costs	104,521	109,747	1,180
Unearned income	(405,171)	(482,983)	(5,191)
Allowance for credit losses
Retail	(157,359)	(148,503)	(1,596)
Finance leases	(7,776)	(36,917)	(397)
Wholesale and other dealer loans	(73,797)	(47,059)	(506)

	(238,932)	(232,479)	(2,499)

Total finance receivables, net	9,546,951	9,840,176	105,763
Less - Current portion	(3,891,406)	(4,209,496)	(45,244)

Noncurrent finance receivables, net	¥5,655,545	¥5,630,680	$60,519

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Retail receivables -

Toyota acquires new and used vehicle installment contracts primarily from dealers. Contract period of these primarily range from 2 years to 7 years. Installment contracts acquired must first meet specified credit standards. Thereafter, Toyota retains responsibility for contract collection and administration. Toyota acquires security interests in the vehicles financed and can generally repossess vehicles if customers fail to meet their contractual obligations. Almost all retail receivables are non-recourse, which relieves the dealers from financial responsibility in the event of repossession.

Finance lease receivables -

Toyota acquires new vehicle lease contracts originated primarily through dealers. Contract period of these primarily range from 2 years to 5 years. Lease contracts acquired must first meet specified credit standards after which Toyota assumes ownership of the leased vehicle. Toyota is responsible for contract collection and administration during the lease period. Toyota is generally permitted to take possession of the vehicle upon a default by the lessee. The residual value is estimated at the time the vehicle is first leased. Vehicles returned to Toyota at the end of their leases are sold by auction.

Wholesale and other dealer loan receivables -

Toyota provides wholesale financing to qualified dealers to finance inventories. Toyota acquires security interests in vehicles financed at wholesale. In cases where additional security interests would be required, Toyota takes dealership assets or personal assets, or both, as additional security. If a dealer defaults, Toyota has the right to liquidate any assets acquired and seek legal remedies. Toyota also makes term loans to dealers for business acquisitions, facilities refurbishment, real estate purchases and working capital requirements. These loans are typically secured with liens on real estate, other dealership assets and/or personal assets of the dealers.

Finance receivables were geographically distributed as follows: in North America 63.6%, in Japan 14.1%, in Europe 11.0%, in Asia 3.8% and in Other 7.5% as of March 31, 2009, and in North America 61.9%, in Japan 12.8%, in Europe 10.3%, in Asia 4.7% and in Other 10.3% as of March 31, 2010.

The contractual maturities of retail receivables, the future minimum lease payments on finance leases and wholesale and other dealer loans at March 31, 2010 are summarized as follows:

	Yen in millions			U.S. dollars in millions
Years ending March 31,	Retail	Finance leases	Wholesale and other dealer loans	Retail	Finance leases	Wholesale and other dealer loans
2011	¥2,050,246	¥360,722	¥1,915,452	$22,036	$3,877	$20,587
2012	1,748,411	248,471	120,470	18,792	2,671	1,295
2013	1,367,386	184,678	100,886	14,697	1,985	1,084
2014	865,988	70,352	116,020	9,308	756	1,247
2015	460,657	30,815	43,053	4,951	331	463
Thereafter	317,456	8,163	107,358	3,412	88	1,154

	¥6,810,144	¥903,201	¥2,403,239	$73,196	$9,708	$25,830

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finance leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2009	2010	2010
Minimum lease payments	¥871,250	¥903,201	$9,708
Estimated unguaranteed residual values	237,158	329,307	3,539

	1,108,408	1,232,508	13,247
Deferred origination costs	6,085	6,423	69
Less - Unearned income	(102,826)	(121,664)	(1,307)
Less - Allowance for credit losses	(7,776)	(36,917)	(397)

Finance leases, net	¥1,003,891	¥1,080,350	$11,612

Toyota maintains a program to sell retail and finance lease receivables. Under the program, Toyota achieves sale accounting treatment under U.S. GAAP in securitization transactions structured as qualifying special-purpose entities (“QSPE”s). Toyota recognizes a gain or loss on the sale of the finance receivables upon the transfer of the receivables to the securitization trusts structured as a QSPE. Toyota retains servicing rights and earns a contractual servicing fee of 1% per annum on the total monthly outstanding principal balance of the related securitized receivables. In a subordinated capacity, Toyota retains interest-only strips, subordinated securities, and cash reserve funds in these securitizations, and these retained interests are held as restricted assets subject to limited recourse provisions and provide credit enhancement to the senior securities in Toyota’s securitization transactions. The retained interests are not available to satisfy any obligations of Toyota. Investors in the securitizations have no recourse to Toyota beyond the contractual cash flows of the securitized receivables, retained subordinated interests, any cash reserve funds and any amounts available or funded under the revolving liquidity notes. Toyota’s exposure to these retained interests exists until the associated securities are paid in full. Investors do not have recourse to other assets held by Toyota for failure of obligors on the receivables to pay when due or otherwise.

For the years ended March 31, 2009 and 2010, no retail or finance lease receivables were securitized using QSPEs.

The following table summarizes certain cash flows received from and paid to the securitization trusts for the years ended March 31, 2008, 2009 and 2010.

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2008	2009	2010	2010
Proceeds from new securitizations, net of purchased and retained securities	¥91,385	¥—	¥—	$—
Servicing fees received	1,682	777	393	4
Excess interest received from interest only strips	1,865	356	422	5
Repurchases of receivables	(4,681)	(48)	(18,465)	(198)
Servicing advances	(114)	—	—	—
Reimbursement of servicing and maturity advances	114	—	—	—

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota sold finance receivables under the program and recognized pretax gains resulting from these sales of ¥1,688 million for the year ended March 31, 2008, after providing an allowance for estimated credit losses. The gain on sale recorded depends on the carrying amount of the assets at the time of the sale. The carrying amount is allocated between the assets sold and the retained interests based on their relative fair values at the date of the sale. The key economic assumptions initially and subsequently measuring the fair value of retained interests include the market interest rate environment, severity and rate of credit losses, and the prepayment speed of the receivables. All key economic assumptions used in the valuation of the retained interests are reviewed periodically and are revised as considered necessary.

At March 31, 2009 and 2010, Toyota’s retained interests relating to these securitizations include interest in trusts, interest-only strips, and other receivables, amounting to ¥19,581 million and ¥12,883 million ($138 million), respectively.

Toyota recorded no impairments on retained interests for the years ended March 31, 2008, 2009 and 2010. Impairments are calculated, if any, by discounting cash flows using management’s estimates and other key economic assumptions.

Expected cumulative static pool losses over the life of the securitizations are calculated by taking actual life to date losses plus projected losses and dividing the sum by the original balance of each pool of assets. Expected cumulative static pool credit losses for finance receivables securitized using QSPEs for the years ended March 31, 2008, 2009 and 2010 were 0.26%, 0.26% and 0.45%, respectively.

The key economic assumptions and the sensitivity of the current fair value of the retained interest to an immediate 10 and 20 percent adverse change in those economic assumptions are presented below.

	Yen in millions	U.S. dollars in millions
	March 31, 2010	March 31, 2010
Prepayment speed assumption (annual rate)	6.0%
Impact on fair value of 10% adverse change	¥(304)	$(3)
Impact on fair value of 20% adverse change	(586)	(6)
Residual cash flows discount rate (annual rate)	3.2%
Impact on fair value of 10% adverse change	¥(536)	$(6)
Impact on fair value of 20% adverse change	(1,040)	(11)
Expected credit losses (annual rate)	0.05%
Impact on fair value of 10% adverse change	¥(5)	$(0)
Impact on fair value of 20% adverse change	(10)	(0)

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Outstanding receivable balances and delinquency amounts for managed retail and lease receivables, which include both receivables owned and securitized using QSPEs, as of March 31, 2009 and 2010 are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2009	2010	2010
Principal amount outstanding	¥7,481,016	¥7,632,909	$82,039
Delinquent amounts over 60 days or more	83,613	62,353	670

Comprised of:
Receivables owned	¥7,358,641	¥7,559,669	$81,252
Receivables securitized using QSPEs	122,375	73,240	787

Credit losses, net of recoveries attributed to managed retail and lease receivables for the years ended March 31, 2008, 2009 and 2010 totaled ¥93,036 million, ¥124,939 million and ¥74,240 million ($798 million), respectively.

The table below summarizes information about impaired finance receivables.

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2009	2010	2010
Wholesale and other dealer loans
Impaired finance receivables with an allowance	¥49,635	¥37,273	$401
Impaired finance receivables without an allowance	3,438	1,582	17

Total	¥53,073	¥38,855	$418

Allowance for credit losses recorded for impaired finance receivables were ¥13,071 million and ¥14,000 million ($150 million) as of March 31, 2009 and 2010, respectively.

Average impaired finance receivables were ¥45,444 million and ¥42,581 million ($458 million) for the years ended March 31, 2009 and 2010, respectively.

8. Other receivables:

Other receivables relate to arrangements with certain component manufacturers whereby Toyota procures inventory for these component manufactures and is reimbursed for the related purchases.

9. Inventories:

Inventories consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2009	2010	2010
Finished goods	¥875,930	¥885,005	$9,512
Raw materials	257,899	265,493	2,854
Work in process	251,670	199,267	2,142
Supplies and other	73,895	72,608	780

	¥1,459,394	¥1,422,373	$15,288

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Vehicles and equipment on operating leases:

Vehicles and equipment on operating leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2009	2010	2010
Vehicles	¥2,729,713	¥2,516,948	$27,052
Equipment	107,168	96,300	1,035

	2,836,881	2,613,248	28,087
Less - Accumulated depreciation	(795,767)	(791,169)	(8,503)

Vehicles and equipment on operating leases, net	¥2,041,114	¥1,822,079	$19,584

Rental income from vehicles and equipment on operating leases was ¥588,262 million, ¥560,251 million and ¥496,729 million ($5,339 million) for the years ended March 31, 2008, 2009 and 2010, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2011	¥417,146	$4,483
2012	256,211	2,754
2013	117,943	1,268
2014	29,851	321
2015	8,476	91
Thereafter	6,114	66

Total minimum future rentals	¥835,741	$8,983

The future minimum rentals as shown above should not be considered indicative of future cash collections.

11. Allowance for doubtful accounts and credit losses:

An analysis of activity within the allowance for doubtful accounts relating to trade accounts and notes receivable for the years ended March 31, 2008, 2009 and 2010 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2008	2009	2010	2010
Allowance for doubtful accounts at beginning of year	¥58,066	¥52,063	¥48,006	$516
Provision for doubtful accounts, net of reversal	357	(1,663)	1,905	20
Write-offs	(3,348)	(1,695)	(1,357)	(14)
Other	(3,012)	(699)	(1,848)	(20)

Allowance for doubtful accounts at end of year	¥52,063	¥48,006	¥46,706	$502

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments for the years ended March 31, 2008, 2009 and 2010.

A portion of the allowance for doubtful accounts balance at March 31, 2009 and 2010 totaling ¥32,972 million and ¥32,971 million ($354 million), respectively, is attributed to certain non-current receivable balances which are reported as other assets in the consolidated balance sheets.

An analysis of the allowance for credit losses relating to finance receivables and vehicles and equipment on operating leases for the years ended March 31, 2008, 2009 and 2010 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2008	2009	2010	2010
Allowance for credit losses at beginning of year	¥112,116	¥117,706	¥238,932	$2,568
Provision for credit losses	122,433	259,096	98,870	1,063
Charge-offs, net of recoveries	(88,902)	(116,793)	(102,196)	(1,098)
Other	(27,941)	(21,077)	(3,127)	(34)

Allowance for credit losses at end of year	¥117,706	¥238,932	¥232,479	$2,499

The other amount primarily includes the impact of currency translation adjustments for the years ended March 31, 2008, 2009 and 2010.

12. Affiliated companies and variable interest entities:

Investments in and transactions with affiliated companies -

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2009	2010	2010
Current assets	¥6,400,685	¥8,034,546	$86,356
Noncurrent assets	9,438,905	9,300,307	99,960

Total assets	¥15,839,590	¥17,334,853	$186,316

Current liabilities	¥4,216,956	¥5,056,178	$54,344
Long-term liabilities and noncontrolling interest	5,740,150	5,981,054	64,285
Affiliated companies accounted for by the equity method shareholders’ equity	5,882,484	6,297,621	67,687

Total liabilities and shareholders’ equity	¥15,839,590	¥17,334,853	$186,316

Toyota’s share of affiliated companies accounted for by the equity method shareholders’ equity	¥1,810,106	¥1,867,440	$20,071

Number of affiliated companies accounted for by the equity method at end of period	56	56

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2008	2009	2010	2010
Net revenues	¥26,511,831	¥23,149,968	¥20,599,586	$221,406

Gross profit	¥3,081,366	¥2,034,617	¥2,269,109	$24,389

Net income attributable to affiliated companies accounted for by the equity method	¥870,528	¥13,838	¥317,017	$3,407

Entities comprising a significant portion of Toyota’s investment in affiliated companies include Denso Corporation; Toyota Industries Corporation; Aisin Seiki Co., Ltd.; Aioi Insurance Co., Ltd.; and Toyota Tsusho Corporation.

Aioi Insurance Co., Ltd. ceased to be an affiliated company accounted for by the equity method of Toyota Motor Corporation as of April 1, 2010, due to the business integration through a share-for-share exchange.

Certain affiliated companies accounted for by the equity method with carrying amounts of ¥1,417,896 million and ¥1,439,090 million ($15,467 million) at March 31, 2009 and 2010, respectively, were quoted on various established markets at an aggregate value of ¥1,127,976 million and ¥1,711,957 million ($18,400 million), respectively. For the year ended March 31, 2010, Toyota recognized an impairment loss on a certain investment in affiliated company accounted for by the equity method of ¥63,575 million ($683 million), which is included in “Equity in earnings of affiliated companies” in the accompanying consolidated statements of income. Toyota evaluated its investments in affiliated companies, considering the length of time and the extent to which the quoted market prices have been less than the carrying amounts, the financial condition and near-term prospects of the affiliated companies and Toyota’s ability and intent to retain those investments in the companies for a period of time.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2009	2010	2010
Trade accounts and notes receivable, and other receivables	¥159,821	¥274,189	$2,947
Accounts payable and other payables	363,954	597,796	6,425

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2008	2009	2010	2010
Net revenues	¥1,693,969	¥1,585,814	¥1,600,365	$17,201
Purchases	4,525,049	3,918,717	3,943,648	42,387

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2008, 2009 and 2010 were ¥76,351 million, ¥114,409 million and ¥82,149 million ($883 million), respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota does not have any significant related party transactions other than transactions with affiliated companies in the ordinary course of business.

Variable Interest Entities -

Toyota enters into securitization transactions using special-purpose entities, that are considered variable interest entities (“VIEs”). Although the finance receivables related to securitization transactions have been legally sold to the VIEs, Toyota holds variable interests in certain VIEs that are expected to absorb a majority of the VIEs’ expected losses, receive a majority of the VIEs’ expected residual returns, or both. As a result, Toyota is considered the primary beneficiary of certain VIEs and therefore consolidates certain VIEs except for QSPEs.

The consolidated securitization VIEs have ¥366,886 million ($3,943 million) in retail finance receivables, ¥20,581 million ($221 million) in restricted cash and ¥363,369 million ($3,906 million) in secured debt. Risks to which Toyota is exposed including credit, interest rate, and/or prepayment risks are not incremental compared with the situation before Toyota enters into securitization transactions.

Certain joint ventures in which Toyota has invested are VIEs for which Toyota is not the primary beneficiary. However, neither the aggregate size of these joint ventures nor Toyota’s involvements in these entities are material to Toyota’s consolidated financial statements.

13. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2009 and 2010 consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2009	2010	2010
Loans, principally from banks, with a weighted-average interest at March 31, 2009 and March 31, 2010 of 2.44% and of 1.55% per annum, respectively	¥1,115,122	¥804,066	$8,642
Commercial paper with a weighted-average interest at March 31, 2009 and March 31, 2010 of 1.52% and of 0.44% per annum, respectively	2,502,550	2,475,607	26,608

	¥3,617,672	¥3,279,673	$35,250

As of March 31, 2010, Toyota has unused short-term lines of credit amounting to ¥2,306,265 million ($24,788 million) of which ¥504,339 million ($5,421 million) related to commercial paper programs. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2009 and 2010 comprises the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2009	2010	2010
Unsecured loans, representing obligations principally to banks, due 2009 to 2028 in 2009 and due 2010 to 2029 in 2010 with interest ranging from 0.17% to 31.50% per annum in 2009 and from 0.00% to 29.25% per annum in 2010	¥1,536,413	¥2,942,012	$31,621
Secured loans, representing obligations principally to banks due 2009 to 2019 in 2009 and finance receivables securitization due 2010 to 2019 in 2010 with interest ranging from 0.68% to 5.35% per annum in 2009 and from 0.49% to 6.65% per annum in 2010	11,227	381,307	4,098
Medium-term notes of consolidated subsidiaries, due 2009 to 2047 in 2009 and due 2010 to 2047 in 2010 with interest ranging from 0.19% to 17.47% per annum in 2009 and from 0.04% to 15.25% per annum in 2010	5,335,159	3,814,439	40,998
Unsecured notes of parent company, due 2010 to 2018 in 2009 and due 2010 to 2019 in 2010 with interest ranging from 1.33% to 3.00% per annum in 2009 and from 1.07% to 3.00% per annum in 2010	450,000	580,000	6,234
Unsecured notes of consolidated subsidiaries, due 2009 to 2031 in 2009 and due 2010 to 2031 in 2010 with interest ranging from 0.59% to 19.42% per annum in 2009 and from 0.25% to 17.03% per annum in 2010	1,616,816	1,473,732	15,840
Long-term capital lease obligations, due 2009 to 2028 in 2009 and due 2010 to 2028 in 2010 with interest ranging from 0.21% to 15.47% per annum in 2009 and from 0.43% to 14.40% per annum in 2010	51,366	42,243	454

	9,000,981	9,233,733	99,245
Less - Current portion due within one year	(2,699,512)	(2,218,324)	(23,843)

	¥6,301,469	¥7,015,409	$75,402

As of March 31, 2010, approximately 36%, 21%, 13% and 30% of long-term debt are denominated in Japanese yen, U.S. dollars, euros, and other currencies, respectively.

As of March 31, 2010, property, plant and equipment with a book value of ¥82,866 million ($891 million) and in addition, other assets aggregating ¥388,439 million ($4,175 million) were pledged as collateral mainly for certain debt obligations of subsidiaries. These other assets principally consist of securitized finance receivables.

The aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2011	¥2,218,324	$23,843
2012	2,148,481	23,092
2013	2,087,820	22,440
2014	740,848	7,963
2015	726,090	7,804

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. During the year ended March 31, 2010, Toyota has not received any significant such requests from these banks.

As of March 31, 2010, Toyota has unused long-term lines of credit amounting to ¥5,667,638 million ($60,916 million).

14. Product warranties:

Toyota provides product warranties for certain defects mainly resulting from manufacturing based on warranty contracts with its customers at the time of sale of products. Toyota accrues estimated warranty costs to be incurred in the future in accordance with the warranty contracts. The net change in the accrual for the product warranties for the years ended March 31, 2008, 2009 and 2010, which is included in “Accrued expenses” in the accompanying consolidated balance sheets, consist of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2008	2009	2010	2010
Liabilities for product warranties at beginning of year	¥412,452	¥446,384	¥429,257	$4,613
Payments made during year	(324,110)	(337,863)	(336,180)	(3,613)
Provision for warranties	392,349	366,604	301,209	3,237
Changes relating to pre-existing warranties	(14,155)	(17,869)	(21,606)	(232)
Other	(20,152)	(27,999)	6,306	68

Liabilities for product warranties at end of year	¥446,384	¥429,257	¥378,986	$4,073

The other amount primarily includes the impact of currency translation adjustments and the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest.

In addition to product warranties above, Toyota initiates recalls and other safety measures to repair or to replace parts which might be expected to fail from products safety perspectives or customer satisfaction standpoints. Toyota accrues costs of these activities based on management’s estimates. And during the fourth quarter of this consolidated fiscal year, Toyota has employed an estimation model, to accrue at the time of vehicle sale, an amount that represents management’s best estimate of expenses related to future recalls and other safety measures. The estimation model for recalls and other safety measures takes into account Toyota’s historical experience and individual occurrences of recalls and other safety measures. These costs are not included in the reconciliation above. See note 2 to the consolidated financial statements for additional information.

15. Other payables:

Other payables are mainly related to purchases of property, plant and equipment and non-manufacturing purchases.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Income taxes:

The components of income (loss) before income taxes comprise the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2008	2009	2010	2010
Income (loss) before income taxes:
Parent company and domestic subsidiaries	¥1,522,619	¥(224,965)	¥(114,569)	$(1,231)
Foreign subsidiaries	914,603	(335,416)	406,037	4,364

	¥2,437,222	¥(560,381)	¥291,468	$3,133

The provision for income taxes consists of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2008	2009	2010	2010
Current income tax expense:
Parent company and domestic subsidiaries	¥491,185	¥65,684	¥65,971	$709
Foreign subsidiaries	338,852	72,864	1,156	13

Total current	830,037	138,548	67,127	722

Deferred income tax expense (benefit):
Parent company and domestic subsidiaries	119,333	(26,472)	(126,716)	(1,362)
Foreign subsidiaries	(37,875)	(168,518)	152,253	1,636

Total deferred	81,458	(194,990)	25,537	274

Total provision	¥911,495	¥(56,442)	¥92,664	$996

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 40.2% for the years ended March 31, 2008, 2009 and 2010. Such rate was also used to calculate the tax effects of temporary differences, which are expected to be realized in the future years. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the years ended March 31,
	2008	2009	2010
Statutory tax rate	40.2%	40.2%	40.2%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	0.6	(5.0)	1.9
Deferred tax liabilities on undistributed earnings of foreign subsidiaries	0.9	(2.5)	4.4
Deferred tax liabilities on undistributed earnings of affiliates accounted for by the equity method	3.1	(2.5)	(0.6)
Valuation allowance	(0.4)	(25.4)	11.2
Tax credits	(4.4)	10.0	(11.8)
The difference between the statutory tax rate in Japan and that of foreign subsidiaries	(3.1)	1.6	(12.9)
Other	0.5	(6.3)	(0.6)

Effective income tax rate	37.4%	10.1%	31.8%

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2009	2010	2010
Deferred tax assets
Accrued pension and severance costs	¥288,849	¥210,268	$2,260
Warranty reserves and accrued expenses	227,757	277,696	2,985
Other accrued employees’ compensation	99,867	106,404	1,144
Operating loss carryforwards for tax purposes	290,044	146,114	1,570
Inventory adjustments	64,439	58,561	629
Property, plant and equipment and other assets	208,983	188,745	2,029
Other	413,728	488,880	5,255

Gross deferred tax assets	1,593,667	1,476,668	15,872
Less - Valuation allowance	(208,627)	(239,269)	(2,572)

Total deferred tax assets	1,385,040	1,237,399	13,300

Deferred tax liabilities
Unrealized gains on securities	(100,698)	(147,494)	(1,585)
Undistributed earnings of foreign subsidiaries	(13,971)	(12,797)	(138)
Undistributed earnings of affiliates accounted for by the equity method	(536,876)	(575,929)	(6,190)
Basis difference of acquired assets	(38,356)	(38,977)	(419)
Lease transactions	(472,817)	(457,316)	(4,915)
Gain on securities contribution to employee retirement benefit trust	(66,523)	(66,523)	(715)
Other	(57,113)	(6,141)	(66)

Gross deferred tax liabilities	(1,286,354)	(1,305,177)	(14,028)

Net deferred tax asset (liability)	¥98,686	¥(67,778)	$(728)

The valuation allowance mainly relates to deferred tax assets of the consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2008, 2009 and 2010 consist of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2008	2009	2010	2010
Valuation allowance at beginning of year	¥95,225	¥82,191	¥208,627	$2,242
Additions	4,783	145,707	46,704	502
Deductions	(13,508)	(3,511)	(14,066)	(151)
Other	(4,309)	(15,760)	(1,996)	(21)

Valuation allowance at end of year	¥82,191	¥208,627	¥239,269	$2,572

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments during the years ended March 31, 2008, 2009 and 2010.

The deferred tax assets and liabilities that comprise the net deferred tax asset (liability) are included in the consolidated balance sheets as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2009	2010	2010
Deferred tax assets
Deferred income taxes (Current assets)	¥605,331	¥632,164	$6,795
Investments and other assets - other	149,511	122,617	1,318
Deferred tax liabilities
Other current liabilities	(13,863)	(9,338)	(100)
Deferred income taxes (Long-term liabilities)	(642,293)	(813,221)	(8,741)

Net deferred tax asset (liability)	¥98,686	¥(67,778)	$(728)

Because management intends to reinvest undistributed earnings of foreign subsidiaries to the extent not expected to be remitted in the foreseeable future, management has made no provision for income taxes on those undistributed earnings aggregating ¥2,429,578 million ($26,113 million) as of March 31, 2010. Toyota estimates an additional tax provision of ¥98,035 million ($1,054 million) would be required if the full amount of those undistributed earnings were remitted.

Operating loss carryforwards for tax purposes attributed to consolidated subsidiaries as of March 31, 2010 were approximately ¥506,209 million ($5,441 million) and are available as an offset against future taxable income of such subsidiaries. The majority of these carryforwards expire in years 2011 to 2030.

A summary of the gross unrecognized tax benefits changes for the years ended March 31, 2009 and 2010 is as follows:

	Yen in millions		U.S. dollars in millions
	For the years ended March 31,		For the year ended March 31,
	2009	2010	2010
Balance at beginning of year	¥37,722	¥46,803	$503
Additions based on tax positions related to the current year	858	2,702	29
Additions for tax positions of prior years	35,464	6,750	73
Reductions for tax positions of prior years	(24,061)	(2,802)	(30)
Reductions for tax positions related to lapse of statute of limitations	(114)	(106)	(1)
Reductions for settlement	(128)	(27,409)	(295)
Other	(2,938)	(1,973)	(21)

Balance at end of year	¥46,803	¥23,965	$258

The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was not material at March 31, 2009 and 2010, respectively. Toyota does not believe it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest and penalties related to income tax liabilities are included in “Other income (loss), net”. The amounts of interest and penalties accrued as of and recognized for the years ended March 31, 2009 and 2010, respectively, were not material.

Toyota remains subject to income tax examination for the tax returns related to the years beginning on and after January 1, 2000, with various tax jurisdictions including Japan.

17. Shareholders’ equity:

Changes in the number of shares of common stock issued have resulted from the following:

	For the years ended March 31,
	2008	2009	2010
Common stock issued
Balance at beginning of year	3,609,997,492	3,447,997,492	3,447,997,492
Issuance during the year	—	—	—
Purchase and retirement	(162,000,000)	—	—

Balance at end of year	3,447,997,492	3,447,997,492	3,447,997,492

The Corporation Act provides that an amount equal to 10% of distributions from surplus paid by the parent company and its Japanese subsidiaries be appropriated as a capital reserve or a retained earnings reserve. No further appropriations are required when the total amount of the capital reserve and the retained earnings reserve reaches 25% of stated capital.

The retained earnings reserve included in retained earnings as of March 31, 2009 and 2010 was ¥167,722 million and ¥168,680 million ($1,813 million), respectively. The Corporation Act provides that the retained earnings reserve of the parent company and its Japanese subsidiaries is restricted and unable to be used for dividend payments, and is excluded from the calculation of the profit available for dividend.

The amounts of statutory retained earnings of the parent company available for dividend payments to shareholders were ¥5,624,709 million and ¥5,478,747 million ($58,886 million) as of March 31, 2009 and 2010, respectively. In accordance with customary practice in Japan, the distributions from surplus are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings at March 31, 2010 include amounts representing year-end cash dividends of ¥78,400 million ($843 million), ¥25 ($0.27) per share, which were approved at the Ordinary General Shareholders’ Meeting, held on June 24, 2010.

Retained earnings at March 31, 2010 include ¥1,344,903 million ($14,455 million) relating to equity in undistributed earnings of companies accounted for by the equity method.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Detailed components of accumulated other comprehensive income (loss) in Toyota Motor Corporation shareholders’ equity at March 31, 2009 and 2010 and the related changes, net of taxes for the years ended March 31, 2008, 2009 and 2010 consist of the following:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
Balances at March 31, 2007	¥(40,178)	¥658,808	¥82,760	¥701,390
Other comprehensive income (loss)	(461,189)	(347,829)	(133,577)	(942,595)

Balances at March 31, 2008	(501,367)	310,979	(50,817)	(241,205)
Other comprehensive income (loss)	(381,303)	(293,101)	(192,172)	(866,576)

Balances at March 31, 2009	(882,670)	17,878	(242,989)	(1,107,781)
Other comprehensive income	9,894	176,407	74,645	260,946

Balances at March 31, 2010	¥(872,776)	¥194,285	¥(168,344)	¥(846,835)

	U.S. dollars in millions
	Foreign currency translation adjustments	Unrealized gains on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
Balances at March 31, 2009	$(9,487)	$192	$(2,612)	$(11,907)
Other comprehensive income	107	1,896	802	2,805

Balances at March 31, 2010	$(9,380)	$2,088	$(1,810)	$(9,102)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2008, 2009 and 2010 are as follows:

	Yen in millions
	Pre-tax amount	Tax amount	Net-of-tax amount
For the year ended March 31, 2008
Foreign currency translation adjustments	¥(460,723)	¥(466)	¥(461,189)
Unrealized losses on securities:
Unrealized net holding losses arising for the year	(545,555)	219,313	(326,242)
Less: reclassification adjustments for gains included in net income attributable to Toyota Motor Corporation	(36,099)	14,512	(21,587)
Pension liability adjustments	(221,142)	87,565	(133,577)

Other comprehensive income (loss)	¥(1,263,519)	¥320,924	¥(942,595)

For the year ended March 31, 2009
Foreign currency translation adjustments	¥(391,873)	¥10,570	¥(381,303)
Unrealized losses on securities:
Unrealized net holding losses arising for the year	(677,710)	255,890	(421,820)
Less: reclassification adjustments for losses included in net loss attributable to Toyota Motor Corporation	215,249	(86,530)	128,719
Pension liability adjustments	(319,613)	127,441	(192,172)

Other comprehensive income (loss)	¥(1,173,947)	¥307,371	¥(866,576)

For the year ended March 31, 2010
Foreign currency translation adjustments	¥10,809	¥(915)	¥9,894
Unrealized gains on securities:
Unrealized net holding gains arising for the year	277,838	(102,538)	175,300
Less: reclassification adjustments for gains included in net income attributable to Toyota Motor Corporation	1,852	(745)	1,107
Pension liability adjustments	124,526	(49,881)	74,645

Other comprehensive income	¥415,025	¥(154,079)	¥260,946

	U.S. dollars in millions
	Pre-tax amount	Tax amount	Net-of-tax amount
For the year ended March 31, 2010
Foreign currency translation adjustments	$117	$(10)	$107
Unrealized gains on securities:
Unrealized net holding gains arising for the year	2,986	(1,102)	1,884
Less: reclassification adjustments for gains included in net income attributable to Toyota Motor Corporation	20	(8)	12
Pension liability adjustments	1,338	(536)	802

Other comprehensive income	$4,461	$(1,656)	$2,805

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

On June 24, 2010, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved the authorization of an additional up to 3,600,000 shares for issuance under the Toyota’s stock option plan for directors, officers and employees of the parent company, its subsidiaries and affiliates.

For the year ended March 31, 2008, 2009 and 2010, Toyota recognized stock-based compensation expenses for stock options of ¥3,273 million, ¥3,015 million and ¥2,446 million ($26 million) as selling, general and administrative expenses.

The weighted-average grant-date fair value of options granted during the years ended March 31, 2008, 2009 and 2010 was ¥1,199, ¥635 and ¥803 ($9), respectively per share. The fair value of options granted is amortized over the option vesting period in determining net income attributable to Toyota Motor Corporation in the consolidated statements of income. The grant-date fair value of options granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2008	2009	2010
Dividend rate	1.7%	3.0%	2.4%
Risk-free interest rate	1.3%	1.1%	0.7%
Expected volatility	23%	23%	30%
Expected holding period (years)	5.0	5.0	5.0

The following table summarizes Toyota’s stock option activity:

		Yen		Yen in millions
	Number of shares	Weighted- average exercise price	Weighted- average remaining contractual life in years	Aggregate intrinsic value
Options outstanding at March 31, 2007	6,292,700	¥5,175	5.53	¥14,947

Granted	3,264,000	7,278
Exercised	(792,100)	4,208
Canceled	(423,000)	6,196

Options outstanding at March 31, 2008	8,341,600	6,038	5.71	¥1,753

Granted	3,494,000	4,726
Exercised	(119,900)	3,626
Canceled	(375,000)	6,889

Options outstanding at March 31, 2009	11,340,700	5,631	5.51	¥1

Granted	3,492,000	4,193
Exercised	(157,800)	3,116
Canceled	(958,200)	4,646

Options outstanding at March 31, 2010	13,716,700	¥5,363	5.23	¥—

Options exercisable at March 31, 2008	2,354,600	¥4,225	2.76	¥1,753
Options exercisable at March 31, 2009	4,971,700	¥5,302	3.76	¥1
Options exercisable at March 31, 2010	7,515,700	¥6,132	3.86	¥—

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total intrinsic value of options exercised for the years ended March 31, 2008, 2009 and 2010 was ¥1,651 million, ¥97 million and ¥113 million ($1 million), respectively.

As of March 31, 2010, there were unrecognized compensation expenses of ¥1,822 million ($20 million) for stock options granted. Those expenses are expected to be recognized over a weighted-average period of 1.1 years.

Cash received from the exercise of stock options for the years ended March 31, 2008, 2009 and 2010 was ¥3,333 million, ¥435 million and ¥492 million ($5 million), respectively.

The following table summarizes information for options outstanding and options exercisable at March 31, 2010:

	Outstanding				Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price	Weighted- average exercise price
Yen		Yen	Dollars	Years		Yen	Dollars
¥4,193 – 6,000	8,133,700	¥4,429	$48	5.50	1,932,700	¥4,427	$48
6,001 – 7,278	5,583,000	6,723	72	4.85	5,583,000	6,723	72

4,193 – 7,278	13,716,700	5,363	58	5.23	7,515,700	6,132	66

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The parent company and most subsidiaries in Japan have contributory funded defined benefit pension plans, which are pursuant to the Corporate Defined Benefit Pension Plan Law (CDBPPL). The contributions to the plans are funded with several financial institutions in accordance with the applicable laws and regulations. These pension plan assets consist principally of common stocks, government bonds and insurance contracts.

Most foreign subsidiaries have pension plans or severance indemnity plans covering substantially all of their employees under which the cost of benefits are currently invested or accrued. The benefits for these plans are based primarily on lengths of service and current rates of pay.

Toyota uses a March 31 measurement date for its benefit plans.

Information regarding Toyota’s defined benefit plans is as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2009	2010	2010
Change in benefit obligation
Benefit obligation at beginning of year	¥1,693,155	¥1,632,779	$17,549
Service cost	84,206	75,558	812
Interest cost	52,959	50,559	543
Plan participants’ contributions	750	657	7
Plan amendments	(2,096)	(3,080)	(33)
Net actuarial (gain) loss	(47,272)	56,843	611
Acquisition and other	(64,784)	(2,829)	(30)
Benefits paid	(84,139)	(83,740)	(900)

Benefit obligation at end of year	1,632,779	1,726,747	18,559

Change in plan assets
Fair value of plan assets at beginning of year	1,282,048	979,012	10,522
Actual return on plan assets	(307,293)	171,043	1,838
Acquisition and other	(43,851)	158	2
Employer contributions	131,412	111,815	1,202
Plan participants’ contributions	835	763	8
Benefits paid	(84,139)	(83,740)	(900)

Fair value of plan assets at end of year	979,012	1,179,051	12,672

Funded status	¥653,767	¥547,696	$5,887

Amounts recognized in the consolidated balance sheet as of March 31, 2009 and 2010 are comprised of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2009	2010	2010
Accrued expenses (Accrued pension and severance costs)	¥30,658	¥28,573	$307
Accrued pension and severance costs	634,612	678,677	7,294
Investments and other assets - other (Prepaid pension and severance costs)	(11,503)	(159,554)	(1,714)

Net amount recognized	¥653,767	¥547,696	$5,887

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts recognized in accumulated other comprehensive income (loss) as of March 31, 2009 and 2010 are comprised of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2009	2010	2010
Net actuarial loss	¥(497,055)	¥(385,266)	$(4,141)
Prior service costs	109,570	97,587	1,049
Net transition obligation	(5,514)	(3,570)	(38)

Net amount recognized	¥(392,999)	¥(291,249)	$(3,130)

The accumulated benefit obligation for all defined benefit pension plans was ¥1,524,556 million and ¥1,571,061 million ($16,886 million) at March 31, 2009 and 2010, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2009	2010	2010
Projected benefit obligation	¥1,076,362	¥508,501	$5,465
Accumulated benefit obligation	1,039,314	452,019	4,858
Fair value of plan assets	614,377	65,905	708

Components of the net periodic pension cost are as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2008	2009	2010	2010
Service cost	¥96,454	¥84,206	¥75,558	$812
Interest cost	54,417	52,959	50,559	543
Expected return on plan assets	(43,450)	(43,053)	(32,251)	(346)
Amortization of prior service costs	(17,162)	(17,677)	(15,063)	(162)
Recognized net actuarial loss	4,013	5,752	27,246	293
Amortization of net transition obligation	1,944	1,944	1,944	21

Net periodic pension cost	¥96,216	¥84,131	¥107,993	$1,161

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) are as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2008	2009	2010	2010
Net actuarial gain (loss)	¥(227,439)	¥(303,074)	¥81,949	$881
Recognized net actuarial loss	4,013	5,752	27,246	293
Prior service costs	7,619	2,096	3,080	33
Amortization of prior service costs	(17,162)	(17,677)	(15,063)	(162)
Amortization of net transition obligation	1,944	1,944	1,944	21
Other	24,882	17,003	2,594	28

Total recognized in other comprehensive income (loss)	¥(206,143)	¥(293,956)	¥101,750	$1,094

The estimated prior service costs, net actuarial loss and net transition obligations that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost during the year ending March 31, 2011 are ¥(15,000) million ($(161) million), ¥15,700 million ($169 million) and ¥1,900 million ($20 million), respectively.

Weighted-average assumptions used to determine benefit obligations as of March 31, 2009 and 2010 are as follows:

	March 31,
	2009	2010
Discount rate	2.8%	2.8%
Rate of compensation increase	0.1 - 10.0%	0.5 - 10.0%

Weighted-average assumptions used to determine net periodic pension cost for the years ended March 31, 2008, 2009 and 2010 are as follows:

	For the years ended March 31,
	2008	2009	2010
Discount rate	2.7%	2.8%	2.8%
Expected return on plan assets	3.4%	3.6%	3.6%
Rate of compensation increase	0.1 - 10.0%	0.1 - 10.0%	0.1 - 10.0%

The expected rate of return on plan assets is determined after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions.

Toyota’s policy and objective for plan asset management is to maximize returns on plan assets to meet future benefit payment requirements under risks which Toyota considers permissible. Asset allocations under the plan asset management are determined based on plan asset management policies of each plan which are established to achieve the optimized asset compositions in terms of the long-term overall plan asset management. Excepting equity securities contributed by Toyota, approximately 50% of the plan assets is invested in equity

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securities, approximately 30% is invested in debt securities, and the rest of them is invested in insurance contracts and other products. When actual allocations are not in line with target allocations, Toyota rebalances its investments in accordance with the policies. Prior to making individual investments, Toyota performs in-depth assessments of corresponding factors including category of products, industry type, currencies and liquidity of each potential investment under consideration to mitigate concentrations of risks such as market risk and foreign currency exchange rate risk. To assess performance of the investments, Toyota establishes bench mark return rates for each individual investment, combines these individual bench mark rates based on the asset composition ratios within each asset category, and compares the combined rates with the corresponding actual return rates on each asset category.

The following table summarizes the fair value of classes of plan assets as of March 31, 2010. See note 26 to the consolidated financial statements for three levels of input which are used to measure fair value.

	Yen in millions
	March 31, 2010
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	¥471,262	¥—	¥—	¥471,262
Commingled funds	—	237,495	—	237,495

	471,262	237,495	—	708,757

Debt securities
Government bonds	79,739	—	—	79,739
Commingled funds	—	147,345	2,663	150,008
Other	39,231	19,561	928	59,720

	118,970	166,906	3,591	289,467

Insurance contracts	—	97,086	—	97,086
Other	35,774	1,449	46,518	83,741

Total	¥626,006	¥502,936	¥50,109	¥1,179,051

	U.S. dollars in millions
	March 31, 2010
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	$5,065	$—	$—	$5,065
Commingled funds	—	2,553	—	2,553

	5,065	2,553	—	7,618

Debt securities
Government bonds	857	—	—	857
Commingled funds	—	1,584	28	1,612
Other	422	210	10	642

	1,279	1,794	38	3,111

Insurance contracts	—	1,043	—	1,043
Other	384	16	500	900

Total	$6,728	$5,406	$538	$12,672

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is description of the assets, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Quoted market prices for identical securities are used to measure fair value of common stocks. As of March 31, 2010, common stocks include 64% of Japanese stocks and 36% of foreign stocks.

Quoted market prices for identical securities are used to measure fair value of government bonds. As of March 31, 2010, government bonds include 25% of Japanese government bonds and 75% of foreign government bonds.

Commingled funds are beneficial interests of collective trust, which are mainly invested by the parent company and Japanese subsidiaries. The fair values of commingled funds are measured using the net asset value (“NAV”) provided by the administrator of the fund, and are categorized by the ability to redeem investments at the measurement day.

The fair values of insurance contracts are measured using contracted amount with accrued interest.

Other consists of cash equivalents, other private placement investment funds and other assets. The fair values of other private placement investment funds are measured using the NAV provided by the administrator of the fund, and are categorized by the ability to redeem investments at the measurement day.

The following table summarizes the changes in Level 3 plan assets measured at fair value for the period ended March 31, 2010:

	Yen in millions
	For the year ended March 31, 2010
	Debt securities	Other	Total
Balance at beginning of year	¥5,242	¥45,825	¥51,067
Actual return on plan assets	818	(2,206)	(1,388)
Purchases, sales and settlements	(2,233)	3,467	1,234
Other	(236)	(568)	(804)

Balance at end of year	¥3,591	¥46,518	¥50,109

	U.S. dollars in millions
	For the year ended March 31, 2010
	Debt securities	Other	Total
Balance at beginning of year	$56	$493	$549
Actual return on plan assets	9	(24)	(15)
Purchases, sales and settlements	(24)	37	13
Other	(3)	(6)	(9)

Balance at end of year	$38	$500	$538

Toyota expects to contribute ¥111,112 million ($1,194 million) to its pension plans in the year ending March 31, 2011.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2011	¥79,457	$854
2012	75,952	816
2013	74,915	805
2014	76,933	827
2015	80,622	867
from 2016 to 2020	455,453	4,895

Total	¥843,332	$9,064

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

For the years ended March 31, 2008, 2009 and 2010, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments at March 31, 2009 and 2010:

	Yen in millions		U.S. dollars in millions
	For the years ended March 31,		For the year ended March 31,
	2009	2010	2010
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥35,882	¥45,567	$490
Investments and other assets – Other	83,014	94,430	1,015

Total	¥118,896	¥139,997	$1,505

Other current liabilities	¥(47,022)	¥(21,786)	$(234)
Other long-term liabilities	(79,634)	(12,045)	(130)

Total	¥(126,656)	¥(33,831)	$(364)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥58,454	¥54,474	$586
Investments and other assets – Other	177,487	168,349	1,809

Total	¥235,941	¥222,823	$2,395

Other current liabilities	¥(61,593)	¥(38,152)	$(410)
Other long-term liabilities	(236,877)	(179,765)	(1,932)

Total	¥(298,470)	¥(217,917)	$(2,342)

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	¥32,443	¥6,135	$66
Investments and other assets – Other	250	38	0

Total	¥32,693	¥6,173	$66

Other current liabilities	¥(25,675)	¥(20,843)	$(224)
Other long-term liabilities	—	(138)	(2)

Total	¥(25,675)	¥(20,981)	$(226)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the notional amounts of derivative financial instruments at March 31, 2009 and 2010:

	Yen in millions				U.S. dollars in millions
	For the years ended March 31,				For the year ended March 31,
	2009		2010		2010
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥1,907,927	¥12,472,179	¥1,168,882	¥11,868,039	$12,563	$127,559
Foreign exchange forward and option contracts	—	1,562,876	—	1,487,175	—	15,984

Total	¥1,907,927	¥14,035,055	¥1,168,882	¥13,355,214	$12,563	$143,543

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statement of income for the year ended March 31, 2009 and 2010:

	Yen in millions				U.S. dollars in millions
	For the years ended March 31,				For the year ended March 31,
	2009		2010		2010
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥(288,553)	¥293,637	¥138,677	¥(135,163)	$1,491	$(1,453)
Interest expense	(439)	439	(265)	265	(3)	3

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥(72,696)	¥—	¥77,939	¥—	$838	$—
Foreign exchange gain (loss), net	(3,016)	—	(2,819)	—	(30)	—
Foreign exchange forward and option contracts
Cost of financing operations	24,183	—	(21,841)	—	(235)	—
Foreign exchange gain (loss), net	174,158	—	60,599	—	651	—

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Undesignated derivative financial instruments are used to manage risks of fluctuations in interest rates to certain borrowing transactions and in foreign currency exchange rates of certain currency receivables and payables. Toyota accounts for these derivative financial instruments as economic hedges with changes in the fair value recorded directly into current period earnings.

Unrealized gains or (losses) on undesignated derivative financial instruments reported in the cost of financing operations for the years ended March 31, 2008, 2009 and 2010 were ¥(67,991) million, ¥(80,298) million and ¥71,538 million ($769 million) those reported in foreign gain (loss), net were ¥45,670 million, ¥(33,578) million and ¥(26,476) million ($(285) million), respectively.

Toyota corrected the gains or losses on derivative financial instruments and hedged items disclosed for the year ended March 31, 2009 as a result of changes to information gathered from certain subsidiaries. These adjustments do not have a material impact on Toyota’s consolidated financial statements.

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position as of March 31, 2010 is ¥63,445 million ($682 million). The aggregate fair value amount of assets that are already posted as of March 31, 2010 is ¥9,469 million ($102 million). If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥63,445 million ($682 million) as of March 31, 2010.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated fair values of Toyota’s financial instruments, excluding marketable securities and other securities investments and affiliated companies and derivative financial instruments, are summarized as follows:

	Yen in millions
	March 31, 2009
	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥2,444,280	¥2,444,280
Time deposits	45,178	45,178
Total finance receivables, net	8,450,709	8,677,228
Other receivables	332,722	332,722
Short-term borrowings	(3,617,672)	(3,617,672)
Long-term debt including the current portion	(8,949,615)	(9,026,007)

	Yen in millions		U.S. dollars in millions
	March 31, 2010		March 31, 2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥1,865,746	¥1,865,746	$20,053	$20,053
Time deposits	392,724	392,724	4,221	4,221
Total finance receivables, net	8,759,826	9,112,527	94,151	97,942
Other receivables	360,379	360,379	3,873	3,873
Short-term borrowings	(3,279,673)	(3,279,673)	(35,250)	(35,250)
Long-term debt including the current portion	(9,191,490)	(9,297,904)	(98,791)	(99,934)

Cash and cash equivalents, time deposits and other receivables -

In the normal course of business, substantially all cash and cash equivalents, time deposits and other receivables are highly liquid and are carried at amounts which approximate fair value.

Finance receivables, net -

The carrying value of variable rate finance receivables was assumed to approximate fair value as they were repriced at prevailing market rates. The fair value of fixed rate finance receivables was estimated by discounting expected cash flows to present value using the rates at which new loans of similar credit quality and maturity would be made.

Short-term borrowings and long-term debt -

The fair values of short-term borrowings and total long-term debt including the current portion were estimated based on the discounted amounts of future cash flows using Toyota’s current incremental borrowing rates for similar liabilities.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22. Lease commitments:

Toyota leases certain assets under capital lease and operating lease arrangements.

An analysis of leased assets under capital leases is as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2009	2010	2010
Class of property
Building	¥24,369	¥23,518	$253
Machinery and equipment	51,971	48,043	516
Less - Accumulated depreciation	(33,845)	(36,926)	(397)

	¥42,495	¥34,635	$372

Amortization expenses under capital leases for the years ended March 31, 2008, 2009 and 2010 were ¥7,846 million, ¥12,183 million and ¥12,606 million ($135 million), respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2010 are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2011	¥26,327	$283
2012	3,585	39
2013	2,366	25
2014	2,028	22
2015	1,795	19
Thereafter	16,413	176

Total minimum lease payments	52,514	564
Less - Amount representing interest	(10,271)	(110)

Present value of net minimum lease payments	42,243	454
Less - Current obligations	(24,089)	(259)

Long-term capital lease obligations	¥18,154	$195

Rental expenses under operating leases for the years ended March 31, 2008, 2009 and 2010 were ¥100,319 million, ¥106,653 million and ¥93,994 million ($1,010 million), respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2010 are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2011	¥9,900	$106
2012	8,136	87
2013	6,493	70
2014	5,029	54
2015	4,273	46
Thereafter	18,122	195

Total minimum future rentals	¥51,953	$558

23. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments

Commitments outstanding at March 31, 2010 for the purchase of property, plant and equipment and other assets totaled ¥74,529 million ($801 million).

Guarantees

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and at March 31, 2010, range from 1 month to 35 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of March 31, 2010 is ¥1,604,893million ($17,249 million). Liabilities for guarantees totaling ¥5,969 million ($64 million) have been provided as of March 31, 2010. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal Proceedings

Product Recalls

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns in its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe and China certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system (ABS) in certain vehicles models including the Prius. Set forth below is a description of the various claims, lawsuits and government investigations against Toyota in the United States relating to recalls and other safety measures.

Class Action Litigation

There are approximately 200 putative class actions that have been filed since November 2009 alleging that certain Toyota, Lexus and Scion vehicles contain defects that lead to unintended acceleration. Many of the

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

putative class actions allege that malfunctions involving the floor mats and accelerator pedals do not cover the full scope of possible defects related to unintended acceleration. Rather, they allege that Electronic Throttle Control-intelligent (ETCS-i) is the true cause and that Toyota has failed to inform consumers despite its awareness of the problem. In general, these cases seek recovery for the alleged diminution in value of the vehicles, injunctive and other relief. In April 2010, the approximately 190 federal cases were consolidated for most purposes into a single multi-district litigation in the United States District Court for the Central District of California. In addition, around half of the approximately 125 individual product liability personal injury cases relating to unintended acceleration pending against Toyota have been consolidated into the federal class action suit. (The remaining individual product liability personal injury cases relating to unintended acceleration remain pending in various state courts in the United States.) This consolidated federal class action suit is in its very early stages and currently activity centers around case organization and scheduling.

Additionally, there are approximately 10 putative class actions in various state courts, including California. The claims are similar to the class actions in federal court. One of the putative California class actions was filed by the Orange County District Attorney and, among other things, seeks statutory penalties alleging that Toyota sold and marketed defective vehicles and that consumers have been harmed as a result of diminution in value of their vehicles.

Beginning in February 2010, Toyota has also been sued in 9 putative class actions in federal and state courts alleging defects in the braking systems in various hybrid vehicles that causes the vehicles to fail to stop in a timely manner when driving in certain road conditions. The plaintiffs claim that while a remedy for this braking issue has been implemented on vehicles in production since January 2010 and has been offered to current owners of certain of the vehicles, that owners and lessees of all of the vehicles should recover for diminution in the value of the vehicles. They also seek injunctions ordering Toyota to repair the vehicles and to take other actions, punitive damages and other relief.

From February through April 2010, Toyota has also been sued in the United States District Court for the Central District of California in 6 putative shareholder class actions on behalf of investors in Toyota American Depository Shares and common stock, and in a putative bondholder class action. The complaints of these securities class action lawsuits allege that defendants made statements that were false or misleading in that they failed to disclose problems with, or the causes of, sudden unintended acceleration in a number of vehicle models. Plaintiffs seek monetary damages in an amount to be proven at trial, interest and attorneys’ fees and costs.

On May 21, 2010, a shareholder derivative action was filed against certain officers and directors of Toyota in the Superior Court of the State of California, County of Los Angeles. The complaint alleges that the defendants breached their fiduciary duties of care and loyalty as well as wasted corporate assets and unjustly enriched themselves, with respect to and as a result of their handling of design defects in Toyota vehicles, alleging facts similar to those alleged in the securities class actions. The plaintiff seeks to recover on behalf of Toyota amounts spent by Toyota as a result of the defendants’ alleged mishandling of the problem of unintended acceleration and of the alleged failure to make accurate and timely public disclosure.

Toyota believes that it has meritorious defenses to all of the cases and will vigorously defend against them.

Government Investigations

In February 2010, Toyota received a subpoena from the U.S. Attorney for the Southern District of New York and a voluntary request and subpoena from the U.S. Securities and Exchange Commission (“SEC”). The subpoenas and the voluntary request primarily request documents related to unintended acceleration and certain financial records. This is a coordinated investigation and has included interviews of Toyota and non-Toyota witnesses, as well as production of documents. On June 23, 2010, Toyota received a voluntary request and subpoena from the SEC that primarily requested production of documents related to the steering relay rod.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the first quarter of calendar year 2010, Toyota received three formal inquires from the National Highway Traffic Safety Administration (“NHTSA”) related to the recalls related to floor mat entrapment and sticking accelerator pedals. The first two, TQ10-001 and TQ10-002, address the timing of the announcement of the recalls related to floor mat entrapment and sticking accelerator pedals, respectively. The third, RQ10-003, addresses the scope of the recalls and unintended acceleration generally. On April 19, 2010, Toyota and the Department of Transportation announced a settlement resolving TQ10-002 pursuant to which Toyota paid $16.4 million to the U.S. Treasury. Toyota denied the allegations that it violated the Motor Vehicle Safety Act or its implementing regulations but agreed to the settlement to avoid a protracted dispute and possible litigation. TQ10-001 is still pending, and on June 4, Toyota filed its final response to RQ10-003.

On May 10, 2010, NHTSA notified Toyota that it had also opened a Timeliness Query regarding the 2005 recall of certain pickup trucks and sport utility vehicles for a possible issue with the steering relay rod.

Toyota has also received subpoenas and formal and informal requests from various states’ attorneys general and certain local governmental agencies regarding various recalls, the facts underlying its recent recalls and customer handling related to those recalls.

Toyota is cooperating with the government agencies in their investigations, which generally are on-going.

The recalls and other safety measures described above have led to a number of claims, lawsuits and government investigations against Toyota in the United States as set forth in the preceding paragraphs. Amounts accrued as of March 31, 2010 relate to these legal actions are not material to Toyota’s financial position, results of operations, or cash flows. Toyota cannot currently estimate its potential liability, damages or range of potential loss, if any, beyond the amounts accrued; however, the resolution of these matters could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

United States Antitrust Proceedings

In February 2003, Toyota, General Motors Corporation, Ford, DaimlerChrysler, Honda, Nissan and BMW and their U.S. and Canadian sales and marketing subsidiaries, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported nationwide class actions on behalf of all purchasers of new motor vehicles in the United States since January 1, 2001. 26 similar actions were filed in federal district courts in California, Illinois, New York, Massachusetts, Florida, New Jersey and Pennsylvania. Additionally, 56 parallel class actions were filed in state courts in California, Minnesota, New Mexico, New York, Tennessee, Wisconsin, Arizona, Florida, Iowa, New Jersey and Nebraska on behalf of the same purchasers in these states. As of April 1, 2005, actions filed in federal district courts were consolidated in Maine and actions filed in the state courts of California and New Jersey were also consolidated.

The nearly identical complaints allege that the defendants violated the Sherman Antitrust Act by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market. The complaints allege that new vehicle prices in Canada are 10% to 30% lower than those in the United States and that preventing the sale of these vehicles to United States citizens resulted in United States consumers paying excessive prices for the same type of vehicles. The complaints seek permanent injunctions against the alleged antitrust violations and treble damages in an unspecified amount. In March 2004, the federal district court of Maine (i) dismissed claims against certain Canadian companies, including Toyota Canada, Inc., for lack of personal jurisdiction but denied or deferred to dismiss claims against certain other Canadian companies, and (ii) dismissed the claim for damages based on the Sherman Antitrust Act but did not bar the plaintiffs from seeking injunctive relief against the alleged antitrust violations. The plaintiffs have submitted an amended compliant adding a claim for damages based on state antitrust laws and Toyota has responded to the

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

plaintiff’s discovery requests. Toyota believes that its actions have been lawful. In the interest of quickly resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs at the end of February 2006. The settlement agreement is pending the approval of the federal district court, and immediately upon approval the plaintiffs will, in accordance with the terms of the settlement agreement, withdraw all pending actions against Toyota in the federal district court as well as all state courts and all related actions will be closed.

Other Proceedings

Toyota has various other legal actions, other governmental proceedings and other claims pending against it, including other product liability claims in the United States. Although the claimants in some of these actions seek potentially substantial damages, Toyota cannot currently estimate its potential liability, damages or range of potential loss, if any, beyond the amounts accrued, with respect to these claims. However, based upon information currently available to Toyota, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

Environmental Matters and Others

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

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2010. Depending on the legislation that will be enacted subject to other circumstances, Toyota may be required to revise the accruals for the expected costs. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

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

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas and overseas revenues by destination as of and for the years ended March 31, 2008, 2009 and 2010.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2009:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥18,550,501	¥1,355,850	¥623,219	¥—	¥20,529,570
Inter-segment sales and transfers	14,222	21,698	561,728	(597,648)	—

Total	18,564,723	1,377,548	1,184,947	(597,648)	20,529,570
Operating expenses	18,959,599	1,449,495	1,175,034	(593,547)	20,990,581

Operating income (loss)	¥(394,876)	¥(71,947)	¥9,913	¥(4,101)	¥(461,011)

Assets	¥11,716,316	¥13,631,662	¥1,131,400	¥2,582,659	¥29,062,037
Investment in equity method investees	1,606,013	168,057	—	36,036	1,810,106
Depreciation expenses	1,072,848	389,937	32,385	—	1,495,170
Capital expenditure	1,343,572	883,968	35,334	62,023	2,324,897

As of and for the year ended March 31, 2010:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥17,187,308	¥1,226,244	¥537,421	¥—	¥18,950,973
Inter-segment sales and transfers	10,120	19,163	410,194	(439,477)	—

Total	17,197,428	1,245,407	947,615	(439,477)	18,950,973
Operating expenses	17,283,798	998,480	956,475	(435,296)	18,803,457

Operating income (loss)	¥(86,370)	¥246,927	¥(8,860)	¥(4,181)	¥147,516

Assets	¥12,359,404	¥13,274,953	¥1,119,635	¥3,595,295	¥30,349,287
Investment in equity method investees	1,692,702	129,745	—	44,993	1,867,440
Depreciation expenses	1,018,935	348,820	46,814	—	1,414,569
Capital expenditure	616,216	774,102	21,751	25,532	1,437,601

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	$184,730	$13,180	$5,777	$—	$203,687
Inter-segment sales and transfers	109	206	4,409	(4,724)	—

Total	184,839	13,386	10,186	(4,724)	203,687
Operating expenses	185,767	10,732	10,281	(4,679)	202,101

Operating income (loss)	$(928)	$2,654	$(95)	$(45)	$1,586

Assets	$132,840	$142,680	$12,034	$38,642	$326,196
Investment in equity method investees	18,193	1,394	—	484	20,071
Depreciation expenses	10,952	3,749	503	—	15,204
Capital expenditure	6,623	8,320	234	275	15,452

Geographic Information -

As of and for the year ended March 31, 2008:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥8,418,620	¥9,248,950	¥3,802,814	¥2,790,987	¥2,027,869	¥—	¥26,289,240
Inter-segment sales and transfers	6,897,192	174,308	190,620	329,839	266,268	(7,858,227)	—

Total	15,315,812	9,423,258	3,993,434	3,120,826	2,294,137	(7,858,227)	26,289,240
Operating expenses	13,875,526	9,117,906	3,851,863	2,864,470	2,150,159	(7,841,059)	24,018,865

Operating income	¥1,440,286	¥305,352	¥141,571	¥256,356	¥143,978	¥(17,168)	¥2,270,375

Assets	¥12,883,255	¥10,779,947	¥3,125,572	¥1,792,681	¥1,703,533	¥2,173,332	¥32,458,320
Long-lived assets	3,696,081	2,808,782	574,854	446,513	285,772	—	7,812,002

As of and for the year ended March 31, 2009:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥7,471,916	¥6,097,676	¥2,889,753	¥2,450,412	¥1,619,813	¥—	¥20,529,570
Inter-segment sales and transfers	4,714,821	125,238	123,375	268,917	263,087	(5,495,438)	—

Total	12,186,737	6,222,914	3,013,128	2,719,329	1,882,900	(5,495,438)	20,529,570
Operating expenses	12,424,268	6,613,106	3,156,361	2,543,269	1,795,252	(5,541,675)	20,990,581

Operating income (loss)	¥(237,531)	¥(390,192)	¥(143,233)	¥176,060	¥87,648	¥46,237	¥(461,011)

Assets	¥11,956,431	¥10,685,466	¥2,324,528	¥1,547,890	¥1,446,505	¥1,101,217	¥29,062,037
Long-lived assets	3,658,719	2,726,419	410,185	372,330	234,028	—	7,401,681

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2010:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥7,314,813	¥5,583,228	¥2,082,671	¥2,431,648	¥1,538,613	¥—	¥18,950,973
Inter-segment sales and transfers	3,905,490	87,298	64,378	223,679	135,248	(4,416,093)	—

Total	11,220,303	5,670,526	2,147,049	2,655,327	1,673,861	(4,416,093)	18,950,973
Operating expenses	11,445,545	5,585,036	2,180,004	2,451,800	1,558,287	(4,417,215)	18,803,457

Operating income (loss)	¥(225,242)	¥85,490	¥(32,955)	¥203,527	¥115,574	¥1,122	¥147,516

Assets	¥12,465,677	¥10,223,903	¥2,060,962	¥1,925,126	¥1,803,703	¥1,869,916	¥30,349,287
Long-lived assets	3,347,896	2,401,172	351,037	361,296	249,500	—	6,710,901

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	$78,620	$60,009	$22,385	$26,136	$16,537	$—	$203,687
Inter-segment sales and transfers	41,976	938	692	2,404	1,454	(47,464)	—

Total	120,596	60,947	23,077	28,540	17,991	(47,464)	203,687
Operating expenses	123,017	60,028	23,431	26,352	16,749	(47,476)	202,101

Operating income (loss)	$(2,421)	$919	$(354)	$2,188	$1,242	$12	$1,586

Assets	$133,982	$109,887	$22,151	$20,692	$19,386	$20,098	$326,196
Long-lived assets	35,983	25,808	3,773	3,883	2,682	—	72,129

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

Unallocated amounts included in assets represent assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were ¥4,352,498 million, ¥3,225,901 million and ¥4,205,402 million ($45,200 million), as of March 31, 2008, 2009 and 2010, respectively.

Transfers between industries or geographic segments are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Overseas Revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statement users with valuable information.

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2008	2009	2010	2010
North America	¥9,606,481	¥6,294,230	¥5,718,381	$61,462
Europe	3,746,362	2,861,351	2,023,280	21,746
Asia	2,968,460	2,530,352	2,641,471	28,391
Other	3,831,739	3,421,881	2,838,671	30,510

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain financial statement data on non-financial services and financial services businesses -

The financial data below presents separately Toyota’s non-financial services and financial services businesses.

Balance sheets –

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2009	2010	2010
Non-Financial Services Businesses
Current assets
Cash and cash equivalents	¥1,648,143	¥1,338,821	$14,390
Marketable securities	494,476	1,783,629	19,170
Trade accounts and notes receivable, less allowance for doubtful accounts	1,404,292	1,908,884	20,517
Inventories	1,459,394	1,422,373	15,288
Prepaid expenses and other current assets	1,534,119	1,793,622	19,278

Total current assets	6,540,424	8,247,329	88,643

Investments and other assets	4,254,126	4,549,658	48,900
Property, plant and equipment	5,504,559	4,996,321	53,701

Total Non-Financial Services Businesses assets	16,299,109	17,793,308	191,244

Financial Services Businesses
Current assets
Cash and cash equivalents	796,137	526,925	5,663
Marketable securities	850	9,536	103
Finance receivables, net	3,891,406	4,209,496	45,244
Prepaid expenses and other current assets	790,901	653,798	7,027

Total current assets	5,479,294	5,399,755	58,037

Noncurrent finance receivables, net	5,655,545	5,630,680	60,519
Investments and other assets	599,701	529,938	5,696
Property, plant and equipment	1,897,122	1,714,580	18,428

Total Financial Services Businesses assets	13,631,662	13,274,953	142,680

Eliminations	(868,734)	(718,974)	(7,728)

Total assets	¥29,062,037	¥30,349,287	$326,196

Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2009	2010	2010
Non-Financial Services Businesses
Current liabilities
Short-term borrowings	¥825,029	¥575,890	$6,190
Current portion of long-term debt	115,942	289,447	3,111
Accounts payable	1,299,523	1,954,147	21,003
Accrued expenses	1,432,988	1,627,228	17,490
Income taxes payable	47,648	140,210	1,507
Other current liabilities	944,303	931,727	10,014

Total current liabilities	4,665,433	5,518,649	59,315

Long-term liabilities
Long-term debt	850,233	1,095,270	11,772
Accrued pension and severance costs	629,870	672,905	7,232
Other long-term liabilities	444,529	604,903	6,502

Total long-term liabilities	1,924,632	2,373,078	25,506

Total Non-Financial Services Businesses liabilities	6,590,065	7,891,727	84,821

Financial Services Businesses
Current liabilities
Short-term borrowings	3,370,981	3,118,938	33,523
Current portion of long-term debt	2,640,104	1,968,908	21,162
Accounts payable	10,001	13,063	140
Accrued expenses	111,766	113,559	1,221
Income taxes payable	3,650	13,177	141
Other current liabilities	515,166	519,011	5,578

Total current liabilities	6,651,668	5,746,656	61,765

Long-term liabilities
Long-term debt	5,592,641	6,060,349	65,137
Accrued pension and severance costs	4,742	5,772	62
Other long-term liabilities	491,397	433,641	4,661

Total long-term liabilities	6,088,780	6,499,762	69,860

Total Financial Services Businesses liabilities	12,740,448	12,246,418	131,625

Eliminations	(869,213)	(719,301)	(7,731)

Total liabilities	18,461,300	19,418,844	208,715

Total Toyota Motor Corporation shareholders’ equity	10,061,207	10,359,723	111,347

Noncontrolling interest	539,530	570,720	6,134

Total shareholders’ equity	10,600,737	10,930,443	117,481

Total liabilities and shareholders’ equity	¥29,062,037	¥30,349,287	$326,196

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of income -

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2008	2009	2010	2010
Non-Financial Services Businesses
Net revenues	¥24,831,172	¥19,182,161	¥17,732,143	$190,586

Costs and expenses
Cost of revenues	20,459,061	17,470,791	15,973,442	171,684
Selling, general and administrative	2,181,491	2,097,674	1,854,710	19,934

Total costs and expenses	22,640,552	19,568,465	17,828,152	191,618

Operating income (loss)	2,190,620	(386,304)	(96,009)	(1,032)

Other income (expense), net	176,417	(71,925)	144,625	1,554

Income (loss) before income taxes and equity in earnings of affiliated companies	2,367,037	(458,229)	48,616	522

Provision for income taxes	889,660	(10,152)	42,342	455
Equity in earnings of affiliated companies	268,025	53,226	109,944	1,182

Net income (loss)	1,745,402	(394,851)	116,218	1,249

Less: Net (income) loss attributable to the noncontrolling interest	(73,543)	26,282	(32,103)	(345)

Net income (loss) attributable to Toyota Motor Corporation- Non-Financial Services Businesses	1,671,859	(368,569)	84,115	904

Financial Services Businesses
Net revenues	1,498,354	1,377,548	1,245,407	13,386

Costs and expenses
Cost of revenues	1,075,972	994,191	716,997	7,706
Selling, general and administrative	335,888	455,304	281,483	3,026

Total costs and expenses	1,411,860	1,449,495	998,480	10,732

Operating income (loss)	86,494	(71,947)	246,927	2,654

Other expense, net	(16,265)	(30,233)	(3,923)	(42)

Income (loss) before income taxes and equity in earnings of affiliated companies	70,229	(102,180)	243,004	2,612

Provision for income taxes	21,904	(46,298)	50,362	541
Equity in earnings (losses) of affiliated companies	2,089	(10,502)	(64,536)	(694)

Net income (loss)	50,414	(66,384)	128,106	1,377

Less: Net income attributable to the noncontrolling interest	(4,419)	(2,004)	(2,653)	(29)

Net income (loss) attributable to Toyota Motor Corporation – Financial Services Businesses	45,995	(68,388)	125,453	1,348

Eliminations	25	20	(112)	(1)

Net income (loss) attributable to Toyota Motor Corporation	¥1,717,879	¥(436,937)	¥209,456	$2,251

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement of cash flows -

	Yen in millions			Yen in millions
	For the year ended March 31, 2008			For the year ended March 31, 2009
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities
Net income (loss)	¥1,745,402	¥50,414	¥1,795,841	¥(394,851)	¥(66,384)	¥(461,215)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	1,081,410	409,725	1,491,135	1,105,233	389,937	1,495,170
Provision for doubtful accounts and credit losses	357	122,433	122,790	(1,663)	259,096	257,433
Pension and severance costs, less payments	(54,868)	527	(54,341)	(21,428)	470	(20,958)
Losses on disposal of fixed assets	44,993	444	45,437	68,546	136	68,682
Unrealized losses on available-for-sale securities, net	11,346	—	11,346	220,920	—	220,920
Deferred income taxes	80,027	1,500	81,458	(132,127)	(62,871)	(194,990)
Equity in (earnings) losses of affiliated companies	(268,025)	(2,089)	(270,114)	(53,226)	10,502	(42,724)
Changes in operating assets and liabilities, and other	(220,217)	215,218	(241,928)	(223,101)	186,234	154,587

Net cash provided by operating activities	2,420,425	798,172	2,981,624	568,303	717,120	1,476,905

Cash flows from investing activities
Additions to finance receivables	—	(16,644,139)	(8,647,717)	—	(14,230,272)	(8,612,111)
Collection of and proceeds from sales of finance receivables	—	15,095,380	7,332,697	—	13,959,045	8,155,094
Additions to fixed assets excluding equipment leased to others	(1,472,422)	(8,148)	(1,480,570)	(1,358,518)	(6,064)	(1,364,582)
Additions to equipment leased to others	(137,711)	(1,141,694)	(1,279,405)	(82,411)	(877,904)	(960,315)
Proceeds from sales of fixed assets excluding equipment leased to others	56,603	10,948	67,551	41,285	6,101	47,386
Proceeds from sales of equipment leased to others	80,944	294,937	375,881	55,896	472,853	528,749
Purchases of marketable securities and security investments	(936,324)	(215,316)	(1,151,640)	(418,342)	(217,688)	(636,030)
Proceeds from sales of and maturity of marketable securities and security investments	789,366	198,044	987,410	1,295,561	180,316	1,475,877
Payment for additional investments in affiliated companies, net of cash acquired	(4,406)	—	(4,406)	(45)	—	(45)
Changes in investments and other assets, and other	(44,891)	23,024	(74,687)	129,834	(2,091)	135,757

Net cash used in investing activities	(1,668,841)	(2,386,964)	(3,874,886)	(336,740)	(715,704)	(1,230,220)

Cash flows from financing activities
Proceeds from issuance of long-term debt	17,162	3,364,351	3,349,812	545,981	3,030,029	3,506,990
Payments of long-term debt	(226,561)	(2,156,709)	(2,310,008)	(150,097)	(2,580,637)	(2,704,078)
Increase in short-term borrowings	24,126	370,293	408,912	138,387	239,462	406,507
Dividends paid	(430,860)	—	(430,860)	(439,991)	—	(439,991)
Purchase of common stock, and other	(311,667)	—	(311,667)	(70,587)	—	(70,587)

Net cash provided by (used in) financing activities	(927,800)	1,577,935	706,189	23,693	688,854	698,841

Effect of exchange rate changes on cash and cash equivalents	(65,405)	(19,354)	(84,759)	(80,214)	(49,579)	(129,793)

Net increase (decrease) in cash and cash equivalents	(241,621)	(30,211)	(271,832)	175,042	640,691	815,733
Cash and cash equivalents at beginning of year	1,714,722	185,657	1,900,379	1,473,101	155,446	1,628,547

Cash and cash equivalents at end of year	¥1,473,101	¥155,446	¥1,628,547	¥1,648,143	¥796,137	¥2,444,280

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions			U.S. dollars in millions
	For the year ended March 31, 2010			For the year ended March 31, 2010
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities
Net income	¥116,218	¥128,106	¥244,212	$1,249	$1,377	$2,625
Adjustments to reconcile net income to net cash provided by operating activities Depreciation	1,065,749	348,820	1,414,569	11,455	3,749	15,204
Provision for doubtful accounts and credit losses	1,905	98,870	100,775	20	1,063	1,083
Pension and severance costs, less payments	55	1,199	1,254	0	13	13
Losses on disposal of fixed assets	46,661	276	46,937	502	3	505
Unrealized losses on available-for-sale securities, net	2,486	—	2,486	27	—	27
Deferred income taxes	(14,183)	39,759	25,537	(152)	427	274
Equity in (earnings) losses of affiliated companies	(109,944)	64,536	(45,408)	(1,182)	694	(488)
Changes in operating assets and liabilities, and other	733,338	133,275	768,168	7,882	1,432	8,256

Net cash provided by operating activities	1,842,285	814,841	2,558,530	19,801	8,758	27,499

Cash flows from investing activities
Additions to finance receivables	—	(13,492,119)	(7,806,201)	—	(145,014)	(83,902)
Collection of and proceeds from sales of finance receivables	—	13,107,531	7,517,968	—	140,880	80,804
Additions to fixed assets excluding equipment leased to others	(599,154)	(5,382)	(604,536)	(6,440)	(58)	(6,498)
Additions to equipment leased to others	(64,345)	(768,720)	(833,065)	(692)	(8,262)	(8,954)
Proceeds from sales of fixed assets excluding equipment leased to others	46,070	6,403	52,473	495	69	564
Proceeds from sales of equipment leased to others	36,668	428,424	465,092	394	4,605	4,999
Purchases of marketable securities and security investments	(2,310,912)	(101,270)	(2,412,182)	(24,838)	(1,088)	(25,926)
Proceeds from sales of and maturity of marketable securities and security investments	1,012,781	95,960	1,108,741	10,886	1,031	11,917
Payment for additional investments in affiliated companies, net of cash acquired	(1,020)	—	(1,020)	(11)	—	(11)
Changes in investments and other assets, and other	(259,089)	102,497	(337,454)	(2,784)	1,101	(3,627)

Net cash used in investing activities	(2,139,001)	(626,676)	(2,850,184)	(22,990)	(6,736)	(30,634)

Cash flows from financing activities
Proceeds from issuance of long-term debt	492,300	2,733,465	3,178,310	5,292	29,379	34,161
Payments of long-term debt	(77,033)	(2,926,308)	(2,938,202)	(828)	(31,452)	(31,580)
Decrease in short-term borrowings	(249,238)	(251,544)	(335,363)	(2,679)	(2,704)	(3,605)
Dividends paid	(172,476)	—	(172,476)	(1,854)	—	(1,854)
Purchase of common stock, and other	(10,251)	—	(10,251)	(110)	—	(110)

Net cash used in financing activities	(16,698)	(444,387)	(277,982)	(179)	(4,777)	(2,988)

Effect of exchange rate changes on cash and cash equivalents	4,092	(12,990)	(8,898)	44	(139)	(95)

Net decrease in cash and cash equivalents	(309,322)	(269,212)	(578,534)	(3,324)	(2,894)	(6,218)
Cash and cash equivalents at beginning of year	1,648,143	796,137	2,444,280	17,714	8,557	26,271

Cash and cash equivalents at end of year	¥1,338,821	¥526,925	¥1,865,746	$14,390	$5,663	$20,053

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Per share amounts:

Reconciliations of the differences between basic and diluted net income (loss) attributable to Toyota Motor Corporation per share for the years ended March 31, 2008, 2009 and 2010 are as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars in millions	U.S. dollars
	Net income (loss) attributable to Toyota Motor Corporation	Weighted- average shares	Net income (loss) attributable to Toyota Motor Corporation per share	Net income attributable to Toyota Motor Corporation	Net income attributable to Toyota Motor Corporation per share
For the year ended March 31, 2008
Basic net income attributable to Toyota Motor Corporation per common share	¥1,717,879	3,177,445	¥540.65
Effect of dilutive securities
Assumed exercise of dilutive stock options	(1)	1,217

Diluted net income attributable to Toyota Motor Corporation per common share	¥1,717,878	3,178,662	¥540.44

For the year ended March 31, 2009
Basic net loss attributable to Toyota Motor Corporation per common share	¥(436,937)	3,140,417	¥(139.13)
Effect of dilutive securities
Assumed exercise of dilutive stock options	(0)	—

Diluted net loss attributable to Toyota Motor Corporation per common share	¥(436,937)	3,140,417	¥(139.13)

For the year ended March 31, 2010
Basic net income attributable to Toyota Motor Corporation per common share	¥209,456	3,135,986	¥66.79	$2,251	$0.72
Effect of dilutive securities
Assumed exercise of dilutive stock options	—	12

Diluted net income attributable to Toyota Motor Corporation per common share	¥209,456	3,135,998	¥66.79	$2,251	$0.72

Certain stock options were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the year ended March 31, 2008 and 2010 because the options’ exercise prices were greater than the average market price per common share during the period.

Assumed exercise of certain stock options was not included in the computation of diluted net loss attributable to Toyota Motor Corporation per share for the year ended March 31, 2009 because it had an antidilutive effect due to the net loss attributable to Toyota Motor Corporation for the period.

In addition to the disclosure requirements under U.S.GAAP, Toyota discloses the information below in order to provide financial statement users with valuable information.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows Toyota Motor Corporation shareholders’ equity per share as of March 31, 2009 and 2010. Toyota Motor Corporation shareholders’ equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders’ equities’ amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of the corresponding period.

	Yen in millions	Thousands of shares	Yen	U.S. dollars in millions	U.S. dollars
	Toyota Motor Corporation Shareholders’ equity	Shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation Shareholders’ equity per share	Toyota Motor Corporation Shareholders’ equity	Toyota Motor Corporation Shareholders’ equity per share
As of March 31, 2009	¥10,061,207	3,135,882	¥3,208.41
As of March 31, 2010	10,359,723	3,135,995	3,303.49	$111,347	$35.51

26. Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities

Level 3:	Unobservable inputs for assets or liabilities

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis at March 31, 2009 and 2010:

	Yen in millions
	March 31, 2009
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥1,473,407	¥115,339	¥—	¥1,588,746
Marketable securities and other securities investments	2,273,294	187,236	19,581	2,480,111
Derivative financial instruments	—	369,572	17,958	387,530

Total	¥3,746,701	¥672,147	¥37,539	¥4,456,387

Liabilities
Derivative financial instruments	¥—	¥(427,109)	¥(23,692)	¥(450,801)

Total	¥—	¥(427,109)	¥(23,692)	¥(450,801)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2010
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥677,442	¥69,702	¥—	¥747,144
Time deposits	—	173,500	—	173,500
Marketable securities and other securities investments
Government bonds	2,654,829	—	—	2,654,829
Common stocks	852,775	—	—	852,775
Other	37,296	370,933	13,134	421,363
Derivative financial instruments	—	349,556	19,437	368,993

Total	¥4,222,342	¥963,691	¥32,571	¥5,218,604

Liabilities
Derivative financial instruments	¥—	¥(259,184)	¥(13,545)	¥(272,729)

Total	¥—	¥(259,184)	¥(13,545)	¥(272,729)

	U.S. dollars in millions
	March 31, 2010
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$7,281	$749	$—	$8,030
Time deposits	—	1,865	—	1,865
Marketable securities and other securities investments
Government bonds	28,534	—	—	28,534
Common stocks	9,166	—	—	9,166
Other	401	3,987	141	4,529
Derivative financial instruments	—	3,757	209	3,966

Total	$45,382	$10,358	$350	$56,090

Liabilities
Derivative financial instruments	$—	$(2,786)	$(146)	$(2,932)

Total	$—	$(2,786)	$(146)	$(2,932)

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Time deposits include negotiable certificate of deposit with original maturities over three months. These are highly liquid investments, and quoted market prices are used to determine the fair value of these investments.

Marketable securities and other securities investments -

Marketable securities and other securities investments include government bonds, common stocks and other investments. As of March 31, 2010, government bonds include 76% of Japanese government bonds, and 24% of

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. and European government bonds. As of March 31, 2010, listed stocks on Japanese stock market represent 88% of common stocks. Toyota uses quoted market prices for identical assets to measure fair value of these securities. “Other” includes primarily commercial paper. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. Marketable securities and other securities investments classified as Level 3 primarily included retained interests in securitized financial receivables, which are measured at fair value using assumptions such as interest rate, loss severity and other factors.

Derivative financial instruments -

See note 20 to the consolidated financial statements about derivative financial instruments. Toyota estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. Toyota’s derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended March 31, 2009 and 2010:

	Yen in millions
	For the year ended March 31, 2009
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	¥23,818	¥25,499	¥49,317
Total gains (losses)
Included in earnings	586	(38,538)	(37,952)
Included in other comprehensive income (loss)	(1,398)	—	(1,398)
Purchases, issuances and settlements	(1,665)	7,026	5,361
Other	(1,760)	279	(1,481)

Balance at end of year	¥19,581	¥(5,734)	¥13,847

	Yen in millions
	For the year ended March 31, 2010
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	¥19,581	¥(5,734)	¥13,847
Total gains (losses)
Included in earnings	(641)	25,057	24,416
Included in other comprehensive income (loss)	(99)	—	(99)
Purchases, issuances and settlements	(6,376)	(13,582)	(19,958)
Other	669	151	820

Balance at end of year	¥13,134	¥5,892	¥19,026

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	U.S. dollars in millions
	For the year ended March 31, 2010
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	$211	$(62)	$149
Total gains or (losses)
Included in earnings	(7)	269	262
Included in other comprehensive income (loss)	(1)	—	(1)
Purchases, issuances and settlements	(69)	(146)	(215)
Other	7	2	9

Balance at end of year	$141	$63	$204

In the reconciliation table above, derivative financial instruments are presented net of assets and liabilities. The other amount primarily includes the impact of currency translation adjustments.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. During the years ended March 31, 2009 and 2010, Toyota measured certain finance receivables at fair value of ¥25,932 million and ¥13,343 million ($143 million) based on the collateral value, resulting in loss of ¥10,011 million and ¥2,485 million ($27 million). This fair value measurement on a nonrecurring basis was classified as level 3.

During the year ended March 31, 2010, Toyota measured certain investment in affiliated company at fair value of ¥119,821 million ($1,288 million) based on the quoted market price resulting in impairment loss of ¥63,575 million ($683 million). This fair value measurement on a nonrecurring basis was classified as level 1.

ITEM	19. EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation) (incorporated by reference to Exhibit 1.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009 filed with the SEC on June 24, 2009 (file no. 001-14948))

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to Exhibit 1.2 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008 filed with the SEC on June 25, 2008 (file no. 001-14948))

1.3	Amended and Restated Regulations of the Board of Corporate Auditors of the Registrant (English translation) (incorporated by reference to Exhibit 3.3 to Toyota’s Registration Statement on Form F-3 filed with the SEC on November 7, 2006 (file no. 333-138469))

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation) (incorporated by reference to Exhibit 2.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009 filed with the SEC on June 24, 2009 (file no. 001-14948))

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York (predecessor of The Bank of New York Mellon), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 to Toyota’s Registration Statement on Form F-6, filed with the SEC on November 7, 2006 (file no. 333-138477))

2.3	Form of ADR (included in Exhibit 2.2)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation) (incorporated by reference to Exhibit 11.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006 filed with the SEC on June 26, 2006 (file no. 001-14948))

12.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ TAKUO SASAKI
Name:	Takuo Sasaki
Title:	Managing Officer

Date: June 25, 2010