Form 20-F/A
period 2010-03-31
TOYOTA MOTOR CORP/
filed 2011-03-18
CIK 1094517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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
Kenichiro Makino
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP  ☒             International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐            Other   ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):Yes  ☐    No   ☒

EXPLANATORY NOTE

This Amendment No. 2 to Form 20-F (the “Form 20-F/A”) amends the annual report on Form 20-F of Toyota Motor Corporation (“Toyota”) for the fiscal year ended March 31, 2010, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on June 25, 2010 (the “Form 20-F”). This Form 20-F/A is being filed in response to a comment letter received from the staff of the SEC dated January 21, 2011 (the “SEC Comment Letter”) and relates to matters discussed in comment letters received from the staff of the SEC dated September 10, 2010 and November 22, 2010 and Toyota’s response letters dated October 15, 2010, December 17, 2010 and March 15, 2011. We expect that these comment letters and response letters will be released in due course on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov under the Central Index Key (CIK) 0001094517 for Toyota. “Operating and Financial Review and Prospects — Operating Results — Results of Operations — Fiscal 2010 Compared with Fiscal 2009 — Operating Costs and Expenses” in the Form 20-F is amended by this Form 20-F/A to reflect additional information requested in the SEC Comment Letter. No other changes have been made to the Form 20-F. The Form 20-F, as amended by this Form 20-F/A, speaks as of the original filing date of the Form 20-F, is not intended to reflect events that may have occurred subsequent to the original filing date of the Form 20-F, and is not intended to update in any way the disclosures made in the Form 20-F.

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

The ¥946.3 billion in cost reduction efforts, decrease in fixed costs and other efforts includes a net cost increase related to recalls and other safety measures of ¥97.0 billion from fiscal 2009 to fiscal 2010. This net increase in costs related to recalls and other safety measures is primarily the result of a ¥105.7 billion increase in costs resulting from a change in the estimation model used to record Toyota’s liability for recalls and other safety measures in fiscal 2010, an ¥89.0 billion increase resulting from the total estimated costs of the four recalls and other safety measures in fiscal 2010 as described below, and a ¥32.3 billion increase in costs related to other recalls and safety measures in fiscal 2010, offset by a decrease of approximately ¥130 billion related to customer satisfaction measures with respect to certain Tacoma pick-up trucks in North America recorded in fiscal 2009 also described below. Out of the ¥32.3 billion increase in costs related to other recalls and safety measures from fiscal 2009 to fiscal 2010, approximately ¥21.0 billion is mainly attributable to an accrual of additional costs in fiscal 2010 related to the Tacoma pick-up trucks customer satisfaction measures reflecting an update to the repair ratio, based on fiscal year 2010 repair experience, and the remaining is the result of an increased number of small-scale recalls and other safety measures.

The following is a description of the four recalls and other safety measures referenced above.

In fiscal 2010, Toyota experienced a significant increase in the number of vehicles subject to recalls and other safety measures.  There were over 14 million vehicles worldwide subject to recalls and other safety measures in fiscal 2010, the majority of which occurred in the third and fourth quarters of fiscal 2010 relating to the following four recalls and other safety measures.

In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models.  The vehicle models involved were the Camry, Avalon, Prius, Tacoma, Tundra, ES 350, IS 250/350, Highlander, Corolla, Venza and Matrix.  As of the end of December 2010, approximately 64% of the approximately 6 million vehicles included in the campaign were remedied to address the potential for issues.  In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals.  The vehicle models involved were the Tundra, Sequoia, Avalon, Camry, Corolla, Matrix, RAV4 and Highlander.  As of the end of December 2010, approximately 87% of the approximately 2.5 million vehicles subject to this recall were remedied to address sticking and slow-to-return accelerator pedals.  Also in January 2010, Toyota announced a recall in Europe and China for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals.  The vehicle models involved in Europe were the Yaris, Verso, Corolla, Auris, Aygo, RAV4, iQ and Avensis.  In China, the recall was limited to the RAV4.  As of the end of December 2010, approximately 88% of the approximately 1.7 million vehicles subject to this recall in Europe, and approximately 99% of the approximately 75 thousand vehicles subject to this recall in China, were remedied to address sticking and slow-to-return accelerator pedals.  In February 2010, we announced a worldwide recall related to the software program that controls the antilock braking system (ABS) in the Prius, HS 250h, Prius PHV and SAI.  As of the end of December 2010, approximately 94% of the approximately 430 thousand units subject to this recall received program updates.  As of the end of December 2010, a total of approximately 10.7 million remedies were announced on vehicles subject to the above four recalls and other safety measures. Total estimated costs associated with the above four recalls and other safety measures amounted to ¥89.0 billion for fiscal 2010.  Of this amount, actual payments incurred for fiscal 2010 amounted to ¥32.4 billion yen.  Specific types of costs involved include costs for parts, labor and costs related to loaner vehicles.

The net changes in the accrual for the four recalls and other safety measures described above consist of the following:

Yen in billions
Year ended March 31, 2010
Balance and beginning of year	¥—
Accrual	89.0
Amounts paid	(32.4)
Balance at end of year	¥56.6

The following is a description of the customer satisfaction measures related to certain Tacoma pick-up trucks in North America referred to above.

In fiscal 2009, Toyota accrued the cost of the customer satisfaction measures related to Tacoma pick-up trucks in North America in order to address the possibility of rust developing on the frame of a portion of older model Tacoma pick-up trucks manufactured in North America during 1995-2004, by rendering repair services for a portion of the vehicles and providing warranty extensions of up to 15 years to owners of approximately 820 thousand units, a portion of which may include vehicle buyback. Accordingly, the cost of approximately ¥130 billion was recorded in operating costs and expenses in fiscal 2009. The repair ratio for these customer satisfaction measures to date has been relatively low due primarily to the low rate of incidence of rust on the frames of these vehicles which may occur when exposed to severe environmental conditions including accumulation of road salts. This low repair ratio was assumed in the calculation of the accrual.

The net changes in the accrual for the customer satisfaction measures related to Tacoma pick-up trucks in North America described above consist of the following:

	Yen in billions
	Year ended March 31, 2009	Year ended March 31, 2010
Balance at beginning of year	¥—	¥57.5
Accrual	130.0	21.0
Amounts paid	(72.5)	(28.4)
Balance at end of year	¥57.5	¥50.1

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

12.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 906 of the Sarbanes-Oxley Act

*15.1	Consent of Independent Registered Public Accounting Firm

*101.INS	XBRL Instance Document

*101.SCH	XBRL Taxonomy Extension Schema

*101.CAL	XBRL Taxonomy Extension Calculation Linkbase

*101.DEF	XBRL Taxonomy Extension Definition Linkbase

*101.LAB	XBRL Taxonomy Extension Label Linkbase

*101.PRE	XBRL Taxonomy Extension Presentation Linkbase

* Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ Takuo Sasaki
Name:	Takuo Sasaki
Title:	Managing Officer

Date: March 18, 2011