Form 20-F
period 2011-03-31
TOYOTA MOTOR CORP/
filed 2011-06-24
CIK 1094517

As filed with the Securities and Exchange Commission on June 24, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2011

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,135,698,687 Shares of Common Stock (including 85,866,758 Shares of Common Stock in the form of American Depositary Shares) as of March 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes  ☒    No  ☐

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

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥83.15 = $1.00. This was the approximate exchange rate in Japan on March 31, 2011.

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

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in forward-looking statements as a result of various factors. Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward-looking statements are identified in “Risk Factors” and elsewhere in this annual report, and include, among others:

(i) various effects of the Great East Japan Earthquake that occurred on March 11, 2011 and ensuing events;

(ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;

(iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound;

(iv) changes in funding environment in financial markets;

(v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;

(vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect its automotive operations, particularly laws, regulations and policies relating to vehicle safety including recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings;

(vii) political instability in the markets in which Toyota operates;

(viii) Toyota’s ability to timely develop and achieve market acceptance of new products;

(ix) any impact on Toyota’s ability to maintain and develop its brand image as a result of Toyota’s inability to deliver safe and high-quality products or its failure to promptly implement safety measures such as recalls when necessary;

(x) Toyota’s reliance on various suppliers for the provision of supplies; and

(xi) natural disasters, fuel shortages, interruptions in social infrastructure such as electricity or transportation, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

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

	Year Ended March 31,
	2007	2008	2009	2010	2011	2011
	(in millions, except share and per share data)
Consolidated Statement of Income Data:
Automotive:
Revenues	¥21,928,006	¥24,177,306	¥18,564,723	¥17,197,428	¥17,337,320	$208,507
Operating income (loss)	2,038,828	2,171,905	(394,876)	(86,370)	85,973	1,034
Financial Services:
Revenues	1,300,548	1,498,354	1,377,548	1,245,407	1,192,205	14,338
Operating income (loss)	158,495	86,494	(71,947)	246,927	358,280	4,309
All Other:
Revenues	1,323,731	1,346,955	1,184,947	947,615	972,252	11,693
Operating income (loss)	39,679	33,080	9,913	(8,860)	35,242	424
Elimination of intersegment:
Revenues	(604,194)	(733,375)	(597,648)	(439,477)	(508,089)	(6,111)
Operating income (loss)	1,681	(21,104)	(4,101)	(4,181)	(11,216)	(135)
Total Company:
Revenues	23,948,091	26,289,240	20,529,570	18,950,973	18,993,668	228,427
Operating income (loss)	2,238,683	2,270,375	(461,011)	147,516	468,279	5,632
Income (loss) before income taxes and equity in earnings of affiliated companies	2,382,516	2,437,222	(560,381)	291,468	563,290	6,774
Net income (loss) attributable to Toyota Motor Corporation	1,644,032	1,717,879	(436,937)	209,456	408,183	4,909
Net income (loss) attributable to Toyota Motor Corporation per share:
Basic	512.09	540.65	(139.13)	66.79	130.17	1.57
Diluted	511.80	540.44	(139.13)	66.79	130.16	1.57
Shares used in computing net income (loss) attributable to Toyota Motor Corporation per share, basic (in thousands)	3,210,423	3,177,445	3,140,417	3,135,986	3,135,881	—
Shares used in computing net income (loss) attributable to Toyota Motor Corporation per share, diluted (in thousands)	3,212,235	3,178,662	3,140,417	3,135,998	3,135,915	—

	Year Ended March 31,
	2007	2008	2009	2010	2011	2011
	(in millions, except per share and numbers of vehicles sold data)
Consolidated Balance Sheet Data (end of period):
Total Assets:	¥32,574,779	¥32,458,320	¥29,062,037	¥30,349,287	¥29,818,166	$358,607
Short-term debt, including current portion of long-term debt	5,865,507	6,228,152	6,317,184	5,497,997	5,951,836	71,579
Long-term debt, less current portion	6,263,585	5,981,931	6,301,469	7,015,409	6,449,220	77,561
Toyota Motor Corporation shareholders’ equity	11,836,092	11,869,527	10,061,207	10,359,723	10,332,371	124,262
Common stock	397,050	397,050	397,050	397,050	397,050	4,775
Other Data:
Dividends per share	¥120.0	¥140.0	¥100.0	¥45.0	¥50.0	$0.60
Number of vehicles sold
Japan	2,273,152	2,188,389	1,944,823	2,162,418	1,913,117	—
North America	2,942,661	2,958,314	2,212,254	2,097,374	2,031,249	—
Europe	1,223,628	1,283,793	1,061,954	858,390	795,534	—
Asia	789,637	956,509	904,892	979,651	1,255,016	—
Other*	1,295,581	1,526,934	1,443,433	1,139,329	1,313,123	—

Worldwide total	8,524,659	8,913,939	7,567,356	7,237,162	7,308,039	—

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

Dividend Information

Toyota normally pays dividends twice per year, including an interim dividend and a year-end dividend. Although Toyota’s articles of incorporation provide that retained earnings can be distributed as dividends pursuant to the resolution of its board of directors, Toyota’s board of directors recommends the payment of year-end dividends to shareholders and pledgees of record as of March 31 in each year. Year-end dividends are usually paid to the shareholders immediately following approval of the dividends at the general shareholders’ meeting, normally around the end of June of each year. In addition to these year-end dividends, Toyota may pay interim dividends in the form of cash distributions from its distributable surplus to shareholders and pledgees of record as of September 30 in each year by resolution of its board of directors. Toyota normally pays the interim dividend in late November.

In addition, under the Corporation Act of Japan (the “Corporation Act”), dividends may be paid to shareholders and pledgees of record as of any record date, other than those specified above, as set forth in Toyota’s articles of incorporation or as determined by its board of directors from time to time. Toyota’s articles of incorporation also permit Toyota to pay dividends, in addition to interim dividends mentioned in the preceding paragraph, by a resolution of its board of directors. Toyota has incorporated such a provision into its articles of incorporation in order to enable a flexible capital policy. Under the Corporation Act, dividends may be distributed in cash or (except in the case of interim dividends mentioned in the preceding paragraph) in kind, subject to limitations on distributable surplus and to certain other conditions.

The following table sets forth the dividends declared by Toyota for each of the periods shown. The periods shown are the six months ended on that date. The U.S. dollar equivalents for the cash dividends shown are based on the noon buying rate for Japanese yen on the last date of each period set forth below.

	Cash Dividends per Share
Period Ended	Yen	Dollars
September 30, 2006	50.0	0.42
March 31, 2007	70.0	0.59
September 30, 2007	65.0	0.65
March 31, 2008	75.0	0.75
September 30, 2008	65.0	0.61
March 31, 2009	35.0	0.35
September 30, 2009	20.0	0.22
March 31, 2010	25.0	0.26
September 30, 2010	20.0	0.24
March 31, 2011	30.0	0.36

The payment and the amount of any future dividends are dependent on the amount of Toyota’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Toyota deems the benefit of its shareholders as one of its priority management policies, and it is working to improve corporate structure towards the realization of sustainable growth in order to enhance its corporate value. Toyota will strive to continue to pay stable dividends while giving due consideration to factors such as business results for each term, investment plans and its cash reserves. In order to successfully compete in this highly competitive industry, Toyota plans to utilize its internal funds for the early commercialization of next-generation environment and safety technologies, giving priority to customer safety and reliability. Considering these factors, an annual dividend of 50 yen per share was paid for fiscal 2011, consisting of a year-end dividend of 30 yen per share and an interim dividend of 20 yen per share.

Toyota has decided, for the time being, to refrain from repurchasing its own shares in order to prioritize retention of cash reserves given the uncertain future of global financial conditions. Since Toyota began repurchasing shares in fiscal 1997, the cumulative number of shares repurchased as of the end of March 2011 was 736.98 million shares at a total cost of ¥2,868.8 billion. The following table shows the approximate number of shares repurchased and the approximate cost of repurchase of those shares for each of the periods indicated:

	Year Ended March 31,
	2007	2008	2009	2010	2011
Number of shares repurchased	45 million	49 million	15 million	0	0
Amount paid	¥300 billion	¥317 billion	¥73 billion	0	0

Toyota’s future share repurchases will be influenced by factors such as Toyota’s future earnings and financial position. For a further discussion of Toyota’s share repurchases, please see “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Exchange Rates

In parts of this annual report, yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translations was ¥83.15 = $1.00. This was the approximate exchange rate in Japan on March 31, 2011.

The following table sets forth information regarding the noon buying rates for Japanese yen in New York City as announced for customs purposes by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00 during the periods shown. At the end of May 2011, the noon buying rate was ¥81.29 = $1.00. The average exchange rate for the periods shown is the average of the month-end rates during the period.

Fiscal Year Ended or Ending March 31,	At End of Period	Average (of month-end rates)	High	Low
		(¥ per $1.00)
2007	117.56	116.55	121.81	110.07
2008	99.85	113.61	124.09	96.88
2009	99.15	100.85	110.48	87.80
2010	93.40	92.49	100.71	86.12
2011	82.76	85.00	94.68	78.74
2012 (through May 31, 2011)	81.29	81.30	85.26	80.12

Month Ended	High	Low
	(¥ per $1.00)
December 31, 2010	84.23	81.67
January 31, 2011	83.36	81.56
February 28, 2011	83.79	81.48
March 31, 2011	82.98	78.74
April 30, 2011	85.26	81.31
May 31, 2011	82.12	80.12

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

3.C REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D RISK FACTORS

Risks relating to the Great East Japan Earthquake

Toyota may be adversely affected by the continuing effects of the Great East Japan Earthquake and ensuing events.

The Japanese economy as a whole suffered significant damage as a result of the Great East Japan Earthquake that occurred on March 11, 2011 and the ensuing tsunami and accidents at nuclear power plants in Fukushima Prefecture (collectively, the “Great East Japan Earthquake”).

After the earthquake’s occurrence on March 11, 2011, Toyota temporarily suspended operations at all of its domestic factories due to damage to social infrastructure including energy supply, transportation systems, gas, water and communication systems caused by the earthquake, shortages of parts from suppliers, and damage sustained by some subsidiaries of Toyota in regions adjacent to the disaster zone. On March 18, 2011, Toyota began resuming production in stages. As of April 18, 2011, Toyota had resumed operations at all domestic factories. As of the date of this annual report, production levels at both domestic and overseas factories vary by region and vehicle type and, primarily due to shortages of supplies from external suppliers, production is not yet normalized at some factories. Toyota anticipates that its factories will reach normal operational capacity between November and December 2011, but there is no assurance that production will normalize by that time. Also, in May 2011, operations at the nuclear power plant in Shizuoka Prefecture that supplied a portion of the electricity to the area where Toyota’s global headquarters and main plants are located were suspended in light of the damage sustained by the Fukushima nuclear power plant. There is concern regarding potential shortages of electricity during the demanding summer months, and such a shortage could negatively impact Toyota’s production. The Great East Japan Earthquake has negatively impacted Toyota’s operations and the duration and magnitude of the impact ensuing from it remain unclear. Depending on developments, the impact on Toyota’s results of operations and financial condition may be significant.

The Japanese economy has been negatively impacted by damage caused by the Great East Japan Earthquake, costs associated to rebuild the affected areas and interrupted infrastructure, including energy shortages. The duration and magnitude of the total impact on the Japanese economy are unclear. In addition, the nuclear power plants in Fukushima Prefecture are not yet fully under control and the resolution of the situation at these plants, including timing, remains unclear. Continuing radiation leakage and further aggravation of the nuclear power plants are possible. These various issues in connection with the Great East Japan Earthquake may cause significant and unforeseeable adverse effects on the Japanese economy, Toyota’s operations, and demand for Toyota’s products.

Industry and Business Risks

The worldwide automotive market is highly competitive.

The worldwide automotive market is highly competitive. Toyota faces intense competition from automotive manufacturers in the markets in which it operates. Although the global economy is gradually recovering, competition in the automotive industry has further intensified amidst difficult overall market conditions. In addition, competition is likely to further intensify in light of further continuing globalization in the worldwide automotive industry, possibly resulting in further industry reorganization. Factors affecting competition include product quality and features, safety, reliability, fuel economy, the amount of time required for innovation and development, pricing, customer service and financing terms. Increased competition may lead to lower vehicle unit sales, which may result in a further downward price pressure and adversely affect Toyota’s financial condition and results of operations. Toyota’s ability to adequately respond to the recent rapid changes in the automotive market and to maintain its competitiveness will be fundamental to its future success in existing and new markets and to maintain its market share. There can be no assurances that Toyota will be able to compete successfully in the future.

The worldwide automotive industry is highly volatile.

Each of the markets in which Toyota competes has been subject to considerable volatility in demand. Demand for vehicles depends to a large extent on social, political and economic conditions in a given market and the introduction of new vehicles and technologies. As Toyota’s revenues are derived from sales in markets worldwide, economic conditions in such markets are particularly important to Toyota. During fiscal 2010, although government efforts to stimulate demand in Japan, North America and Europe, which are Toyota’s main markets, resulted in a trend towards economic recovery, market conditions in those areas remained difficult, and Toyota was adversely affected by changes in the market structure with further shifts in consumer demand to compact and low-priced vehicles. Such weakness in demand for automobiles and changes in market structure is continuing, and it is unclear how this situation will transition in the future. Toyota’s financial condition and results of operations may be adversely affected if the weakness in demand for automobiles and changes in market structure continue or progress further. Demand may also be affected by factors directly impacting vehicle price or the cost of purchasing and operating vehicles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations (including tariffs, import regulation and other taxes). Volatility in demand may lead to lower vehicle unit sales, which may result in a further downward price pressure and adversely affect Toyota’s financial condition and results of operations.

Toyota’s future success depends on its ability to offer new innovative competitively priced products that meet customer demand on a timely basis.

Meeting customer demand by introducing attractive new vehicles and reducing the amount of time required for product development are critical to automotive manufacturers. In particular, it is critical to meet customer demand with respect to quality, safety and reliability. The timely introduction of new vehicle models, at competitive prices, meeting rapidly changing customer preferences and demand is more fundamental to Toyota’s success than ever, as the automotive market is rapidly transforming in light of the changing global economy. There is no assurance, however, that Toyota will adequately and appropriately respond to changing customer preferences and demand with respect to quality, safety, reliability, styling and other features in a timely manner. Even if Toyota succeeds in perceiving customer preferences and demand, there is no assurance that Toyota will be capable of developing and manufacturing new, price competitive products in a timely manner with its available technology, intellectual property, sources of raw materials and parts and components, and production capacity, including cost reduction capacity. Further, there is no assurance that Toyota will be able to implement capital expenditures at the level and times planned by management. Toyota’s inability to develop and offer products that meet customers’ preferences and demand with respect to quality, safety, reliability, styling and other features in a timely manner could result in a lower market share and reduced sales volumes and margins, and may adversely affect Toyota’s financial condition and results of operations.

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

In the highly competitive automotive industry, it is critical to maintain and develop a brand image. In order to maintain and develop a brand image, it is necessary to further increase customers’ confidence by providing safe, high-quality products that meet customer preferences and demand. If Toyota is unable to effectively maintain and develop its brand image as a result of its inability to provide safe, high-quality products or as result of the failure to promptly implement safety measures such as recalls when necessary, vehicle unit sales and/or sale prices may decrease, and as a result revenues and profits may not increase as expected or may decrease, adversely affecting its financial condition and results of operations.

Toyota relies on suppliers for the provision of certain supplies including parts, components and raw materials.

Toyota purchases supplies including parts, components and raw materials from a number of external suppliers located around the world. For some supplies, Toyota relies on a single supplier or a limited number of suppliers, whose replacement with another supplier may be difficult. Inability to obtain supplies from a single or limited source supplier may result in difficulty obtaining supplies and may restrict Toyota’s ability to produce vehicles. Furthermore, even if Toyota were to rely on a large number of suppliers, first-tier suppliers with whom Toyota directly transacts may in turn rely on a single second-tier supplier or limited second-tier suppliers. Toyota’s ability to continue to obtain supplies from its suppliers in a timely and cost-effective manner is subject to a number of factors, some of which are not within Toyota’s control. These factors include the ability of Toyota’s suppliers to provide a continued source of supply, and Toyota’s ability to effectively compete and obtain competitive prices from suppliers. A loss of any single or limited source supplier or inability to obtain supplies from suppliers in a timely and cost-effective manner could lead to increased costs or delays or suspensions in Toyota’s production and deliveries, which could have an adverse effect on Toyota’s financial conditions and results of operations.

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

Should the world economy suddenly deteriorate, a number of financial institutions and investors will face difficulties in providing capital to the financial markets at levels corresponding to their own financial capacity, and, as a result, there is a risk that companies may not be able to raise capital under terms that they would expect to receive with their creditworthiness. If Toyota is unable to raise the necessary capital under appropriate conditions on a timely basis, Toyota’s financial condition and results of operations may be adversely affected.

Political, Regulatory, Legal and Other Risks

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

Toyota may be adversely affected by natural calamities, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes.

Toyota is subject to various risks associated with conducting business worldwide. These risks include natural calamities; political and economic instability; fuel shortages; interruption in social infrastructure including energy supply, transportation systems, gas, water, or communication systems resulting from natural hazards or technological hazards; wars; terrorism; labor strikes and work stoppages. Should the major markets in which Toyota purchases materials, parts and components and supplies for the manufacture of Toyota products or in which Toyota’s products are produced, distributed or sold be affected by any of these events, it may result in disruptions and delays in the operations of Toyota’s business. Should significant or prolonged disruptions or delays related to Toyota’s business operations occur, it may adversely affect Toyota’s financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code of Japan and continues to exist under the Corporation Act. Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd.). Toyota became a separate company on August 28, 1937. In 1982, the Toyota Motor Company and Toyota Motor Sales merged into one company, the Toyota Motor Corporation of today. As of March 31, 2011, Toyota operated through 511 consolidated subsidiaries and 217 affiliated companies, of which 56 companies were accounted for through the equity method.

See “— Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures between April 1, 2008 and March 31, 2011 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota’s principal executive offices are located at 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota’s telephone number in Japan is +81-565-28-2121.

4.B BUSINESS OVERVIEW

Toyota primarily conducts business in the automotive industry. Toyota also conducts business in finance and other industries. Toyota sold 7,308 thousand vehicles in fiscal 2011 on a consolidated basis. Toyota had net revenues of ¥18,993.6 billion and net income attributable to Toyota Motor Corporation of ¥408.1 billion in fiscal 2011.

Toyota’s business segments are automotive operations, financial services operations and all other operations. The following table sets forth Toyota’s sales to external customers in each of its business segments for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2009	2010	2011
Automotive	¥18,550,501	¥17,187,308	¥17,322,753
Financial Services	1,355,850	1,226,244	1,173,168
All Other	623,219	537,421	497,767

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

	Yen in millions
	Year Ended March 31,
	2009	2010	2011
Japan	¥7,471,916	¥7,314,813	¥6,966,929
North America	6,097,676	5,583,228	5,327,809
Europe	2,889,753	2,082,671	1,920,416
Asia	2,450,412	2,431,648	3,138,112
Other*	1,619,813	1,538,613	1,640,422

*	“Other” consists of Central and South America, Oceania and Africa.

During fiscal 2011, 26.2% of Toyota’s automobile unit sales on a consolidated basis were in Japan, 27.8% were in North America, 10.9% were in Europe and 17.2% were in Asia. The remaining 17.9% of consolidated unit sales were in other markets.

The Japanese economy as a whole suffered significant damage as a result of the Great East Japan Earthquake that occurred on March 11, 2011, including the ensuing tsunami and nuclear incident in Fukushima Prefecture.

After the earthquake’s occurrence on March 11, 2011, Toyota temporarily suspended operations at all of its domestic factories due to damage to social infrastructure including energy supply, transportation systems, gas, water and communication systems caused by the earthquake, shortages of parts from suppliers, and damage sustained by some subsidiaries of Toyota in regions adjacent to the disaster zone. On March 18, 2011, Toyota began resuming production in stages. As of April 18, 2011, Toyota had resumed operations at all domestic factories. As of the date of this annual report, production levels at both domestic and overseas factories vary by region and vehicle type and, primarily due to shortages of supplies from external suppliers, production is not yet normalized at some factories. Toyota anticipates that factories will reach normal operational capacity between November and December 2011. Also, in May 2011, operations at the nuclear power plant in Shizuoka Prefecture that supplied a portion of the electricity to the area where Toyota’s global headquarters and main plants are located were suspended in light of the damage sustained by the Fukushima nuclear power plant. Amidst mounting concerns regarding shortages of electricity during the demanding summer months, Toyota is cooperating with the Japanese government and the Japan Automobile Manufacturers Association and is working to minimize the negative impact of electricity shortages on production and company activities by leveling out consumption by shifting its operating days and conserving electricity between July and September 2011.

Toyota is exerting every effort to realize full normalization of production as soon as possible, and to minimize the negative impact of the Great East Japan Earthquake on profits.

In addition, with regard to the series of product quality related issues that began in early 2010, in March 2010, Toyota established a Special Committee for Global Quality to thoroughly investigate the cause of the product quality issues and review all of Toyota’s processes, including design, production, sales, service, and human resource development. Toyota believes it is making steady and solid improvements in these regards.

Building on the work of the Special Committee for Global Quality, each region is implementing comprehensive improvements to the company’s operations and strengthening the company’s quality improvement activities.

Further, in order to obtain objective third-party evaluation, in July 2010, Toyota obtained a report concerning Toyota’s quality-assurance review-and-improvement measures from the Union of Japanese Scientists and Engineers and external experts recommended by the union. This report evaluated the preventative measures undertaken by Toyota in response to the series of product quality related issues it experienced beginning in early 2010, such as strengthening analysis of customer information and human resource development, and indicated places where these measures should be deepened in order to bring about further improvement. Toyota has received the evaluation with humility, and is making efforts toward further improvements.

Through the quality control approach described above, Toyota and its officers and employees will unite to do their best to make customer safety their first emphasis, ensure that thorough quality control is a constant element of their work, strengthen quality control infrastructure and cultivate customers’ trust. For further details concerning recalls and other safety measures, see “Operating and Financial Review and Prospects — Operating Results — Results of Operations — Fiscal 2011 Compared with Fiscal 2010 — Operating Costs and Expenses”.

The Worldwide Automotive Market

Toyota estimates that annual worldwide vehicle sales totaled approximately 75 million units in 2010.

Automobile sales are affected by a number of factors including:

•	social, political and economic conditions,

•	introduction of new vehicles and technologies, and

•	costs incurred by customers to purchase and operate automobiles.

These factors can cause consumer demand to vary substantially from year to year in different geographic markets and in individual categories of automobiles.

The global economy in fiscal 2011 recovered gradually, with strong growth in investment and consumption principally in developing Asian economies despite slow recovery in developed countries due to the deceleration of government policies. The automotive industry also followed the trend of the global economy, with markets expanding in emerging countries such as China and India. The automotive market in the United States gradually recovered, and the markets in Japan and Europe, which were supported by government stimulus measures, also saw signs of recovery. The markets expanded overall, principally in developing economies.

Toyota expects the automotive market to grow in the medium- to long-term driven principally by the growth in resource-rich markets and the emerging markets. Global competition is severe, as competition in compact and low-price vehicles intensifies, and technological development and development of new products become more frequent with a heightened global awareness of the environment.

In 2010, Europe, China, North America, Asia, Central and South America, and Japan were the world’s largest automotive markets. The share of each market in the global market, based on total automobile sales on a retail basis in each market, was 25% for Europe, 24% for China, 19% for North America (18% excluding Mexico and Puerto Rico), 10% for Asia, 7% for Central and South America, and 7% for Japan. In Europe, new vehicle sales remained at the same level as the previous year at approximately 19.0 million units. In China, new vehicle sales increased significantly to approximately 18.3 million units. In North America, new vehicle sales increased to approximately 14.4 million units. In Asia (including India but excluding Japan and China), new vehicle unit sales increased to approximately 7.6 million units. In Central and South America, new vehicle sales increased from the previous year to approximately 5.4 million units. In Japan, total new vehicle unit sales (including mini-vehicles) increased to approximately 5.0 million units.

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

Since 2000, various transactions have promoted consolidation within the global automotive industry. There are various reasons behind these transactions including the need to respond to the excessive global capacity in the production of automobiles, the need to reduce costs and improve efficiency by increasing the number of automobiles produced using common vehicle platforms and by sharing research and development expenses for environmental and other technology, the desire to expand a company’s global presence through increased size and the desire to expand into particular segments or geographic markets. Recently these have included business alliances and investments between major manufacturers in Japan and Europe.

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

Toyota Global Vision

In March 2011, Toyota unveiled its “Toyota Global Vision” corporate outline for the future, which serves not only to give direction to Toyota employees around the world, but also to convey such direction to customers and to the public at large. Toyota will work to achieve sustained growth through the realization of the following ideals which are parts of the Vision:

“The safest and most responsible ways of moving people”

•	Safety is Toyota’s highest priority, and Toyota will continue to provide world-class safety.

•

Toyota will also continue to contribute to environmental quality and to human happiness by using leading environmental technology and by deploying that technology in a growing line of vehicle models. At the same time, Toyota will work through the provision of products, sales and services that exceed customer expectation to offer a rewarding experience for customers.

“Enriching lives around the world”

•

Toyota has been consistently true to its founding spirit of serving society through conscientious manufacturing, and it will continue working in that spirit to contribute to enhance the quality of life wherever it has operations.

•

Toyota will strive to continue contributing to economic vitality wherever it has operations by generating stable employment and by participating in mutually beneficial business relationships with dealers and suppliers. It will also strive to continue to actively engage in initiatives for human resources development and the promotion of cultural activities of its host communities.

“Lead the way to the future of mobility”

•

Toyota will lead the industry in technological development that will spawn next-generation mobility. For example, it will explore possibilities in personal mobility and in the convergence of information technology for automobiles and “smart grids” for optimizing energy generation and consumption. Toyota will strive to offer products and services that match the needs in each market.

•

Toyota will strive to advance environmental technology and develop low-carbon technologies and technologies for maximizing safety through interaction with the transport infrastructure to lay a foundation for sustainable and amenable future mobility.

“Our commitment to quality, constant innovation”

•	Toyota is committed to providing quality vehicles that are highly reliable and driven with a sense of safety and reliability.

•

Toyota will constantly reinvent itself and continue to engage in cutting-edge technology development. Toyota will work towards offering vehicles around the world that address the needs of today and of tomorrow at affordable prices.

“Continued awareness for the Earth and environment”

•	Toyota will continue to work towards minimizing environmental impact in its manufacturing and other operations, and products.

•

With an emphasis on environmental awareness, Toyota will in its operations work towards energy conservation, reduction in carbon dioxide emission, efficient use of resources such as recycling, and human resource development and production methods that allow for coexistence with nature.

“Exceed expectations and be rewarded with a smile”

•

Everyone at Toyota will continuously maintain a sense of gratitude to customers and will strive to earn smiles with products and services that are stimulating and inspiring and exceed customer expectation.

“There is always a better way”

•	All Toyota employees will share the recognition that there is always a better way and share a commitment to continuous improvement, which are fundamental to The Toyota Way.

“Meet challenging goals by engaging the talent and passion of people”

•	Toyota will nurture a corporate culture where teamwork and individual creativity thrive and where people will approach their work with pride and passion.

•

Toyota will honor the spirit of diversity in recruiting, training and promoting capable individuals around the world. Human resources development at Toyota will continue to promote the transfer of the company’s monozukuri spirit of conscientious manufacturing and related skills and know-how from one generation to the next.

With respect to the future business environment, it is expected that the economies of emerging countries, principally China and India, will continue to expand and the economies of developed countries, such as Europe and the United States, will continue to slowly recover. However, attention must be paid to risks such as an increase in crude oil prices and high unemployment rates continuing in Europe and the United States. The Japanese economy is expected to recover against the background of the improvement of the overseas economy and the various effects of government policies among other factors, but recovery is expected to be weak in the near future due to the serious effects of the substantial damage from the Great East Japan Earthquake.

Several of Toyota’s production bases, sales companies and suppliers are located in the affected areas and suffered extensive damage. Toyota as a group will exert every effort to realize a recovery as quickly as possible.

From a medium- to long-term viewpoint, while the automobile market is expected to expand centering around developing economies, competition among small and low-cost vehicles will gain momentum, and fierce global competition is also expected with respect to environmentally-friendly vehicles.

Even in this harsh business environment, the Toyota Group as a whole will make an even greater effort to address the following in order to realize two of Toyota’s enduring wishes: “to be a company customers choose” and “to bring smiles to every customer who chooses Toyota”:

First, in product development, Toyota intends to make substantial improvements in design and perceived quality and to establish systems by which products launched in a certain region will be developed based on the customer needs of that region. For environmentally-friendly vehicles (“eco-cars”), Toyota will make all-around efforts to expand its product line-up of hybrid vehicles and develop next-generation eco-cars such as plug-in hybrid vehicles, electric vehicles and fuel cell vehicles, along with the high-efficiency gasoline engine.

Second, as for “emerging markets” with strong promise for future growth, Toyota intends to reinforce core models for local production such as IMV and newly developed compact vehicles, while launching more hybrid vehicles. Through these efforts, Toyota will build a well-balanced business structure that impartially allocates resources to both developed countries and emerging countries.

(*) IMV is an abbreviation for Innovative International Multi-purpose Vehicle, which refers to sport-utility vehicles (SUVs), pickup trucks, and other multi-purpose vehicles that are produced overseas for markets worldwide.

Third, to quickly reflect feedback from customers around the world in Toyota’s research and development, production and sales operations, Toyota will build a structure where decisions can be made regionally, in areas closest to the customers.

Fourth, Toyota will further reinforce three basic functions: quality improvement, cost reduction, and human resource development.

Based on these efforts, Toyota will enrich the lives of its communities through manufacturing good automobiles that are accepted by customers and society. This will encourage more customers to purchase Toyota cars and thereby lead to the establishment of a stable business base. By perpetuating this good cycle, Toyota will aim to realize sustainable growth and enhance corporate value. Toyota will fulfill its social responsibilities by carrying out its Corporate Social Responsibility (CSR).

Automotive Operations

Toyota’s revenues from its automotive operations were ¥17.3 trillion in fiscal 2011, ¥17.2 trillion in fiscal 2010 and ¥18.6 trillion in fiscal 2009.

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

Hybrid Vehicles

The world’s first mass-produced hybrid car was Toyota’s Prius. It runs on an efficient combination of a gasoline engine and motor. This system allows the Prius to travel more efficiently than conventional engine vehicles of comparable size and performance. The hybrid design of the Prius also results in the output of 75% less emission than the maximum amount allowed by Japanese environmental regulations. Toyota views the Prius as the cornerstone of its emphasis on designing and producing eco-friendly automobiles. As of the end of March 2011, the total number of Toyota’s hybrid vehicles sold was just less than 3.052 million units.

In May 2008, Toyota introduced the hybrid version of the Crown, which is the signature model of the Toyota brand, in Japan. In April 2009, the Lexus RX450h, which is the fully-remodeled Lexus RX400h, was successively introduced in Japan, North America and Europe. The Prius, of which 2.265 million units have been sold (as of the end of March 2011) since it was first introduced in 1997 and whose name has become synonymous with hybrid vehicles, underwent its second full model change in May 2009. The hybrid vehicles HS250h and SAI were introduced in July 2009 and December 2009, respectively. In December 2009, Toyota began leasing the Prius plug-in hybrid equipped with a lithium ion battery targeted at certain corporate users including electrical power companies. In January 2011, the Lexus hybrid vehicle CT200h was also introduced. Further, Toyota introduced the Prius a (Prius Alpha) wagon in May 2011 and is planning further ways to enhance the Prius series lineup. Toyota anticipates strong growth in the hybrid vehicles area and will continue to introduce new models.

Toyota began limited sales of a fuel cell hybrid vehicle in Japan and the United States in December 2002. In June 2005, Toyota’s new fuel cell hybrid passenger vehicle became the first in Japan to acquire vehicle type certification under the Road Vehicles Act, as amended, on March 31, 2005, by Japan’s Ministry of Land, Infrastructure, Transport and Tourism. Leases for the vehicle began in July 2005. By 2007, Toyota was able to make improvements to start-up and cruising distance at temperatures below freezing, which were technological challenges. Toyota has made advances by solving technological issues such as the above and has been working towards the practical use of such solutions.

Toyota aims to continue its efforts to offer a diverse line-up of hybrid vehicles, enhance engine power while improving fuel economy and otherwise work towards increasing the sales of hybrid vehicles.

Conventional Engine Vehicles

Subcompact and Compact

Toyota’s subcompact and compact cars include the four-door Corolla sedan, which is one of Toyota’s best selling models. The Yaris, marketed as the Vitz in Japan, is a subcompact car designed to perform better and offer greater comfort than other compact cars available in the market, with low emissions that are particularly attractive to European consumers. In Japan, Toyota introduced the micropremium iQ in November 2008, as well as the remodeled Passo in February 2010, Ractis in November 2010, and Vitz in December 2010. In India, Toyota introduced the Etios in October 2010.

Mini-Vehicles

Mini-vehicles are manufactured and sold by Daihatsu. Daihatsu manufactures mini-vehicles, passenger vehicles, commercial vehicles and auto parts. Mini-vehicles are passenger cars, vans or trucks with engine displacements of 660 cubic centimeters or less. Daihatsu sold approximately 531 thousand mini-vehicles and 167 thousand automobiles on a consolidated basis during fiscal 2011. Daihatsu’s largest market is Japan, which accounted for approximately 60% of Daihatsu’s unit sales during fiscal 2011. From fall 2011, Toyota plans to sell some mini-vehicles manufactured by Daihatsu under the Toyota brand.

Mid-Size

Toyota’s mid-size models include the Camry, which has been the best selling passenger car in the United States for thirteen of the past fourteen calendar years (from 1997 to present) and also for the last nine consecutive years. The Camry was fully remodeled in January 2006. Camry sales in the United States for 2010 were approximately 327 thousand units. In addition, Toyota’s other mid-size models include (i) the REIZ for the Chinese market, (ii) the Avensis, which was remodeled in November 2008 for the European market, and (iii) the Mark X, which was remodeled in October 2009 for the Japanese market.

Luxury & Large

In North America, Europe, Japan and other regions, Toyota’s luxury lineup consists primarily of vehicles sold under the Lexus brand name. In the United States, Lexus has earned the title of best-selling luxury brand for the eleventh consecutive year by selling approximately 229 thousand units in 2010. Lexus passenger car models include the LS, the GS, the ES, the HS, the IS, the CT, and the LFA. Lexus models also include the LX, the GX, and the RX sold as luxury sport-utility vehicles in the United States. Toyota commenced sales of its luxury automobiles in Japan under the Lexus brand in August 2005. As of May 31, 2011, the Lexus brand lineup in Japan includes the LS, the GS, the HS, the IS, the CT, the RX, and the LFA. The Toyota brand’s full-size luxury car, the Crown, was remodeled in February 2008, and the Crown Majesta was remodeled in March 2009. Toyota also sells the Century limousine in Japan.

Sports and Specialty

In the United States Toyota sells the Scion tC, a sport car model targeted at young drivers. In December 2010, Toyota introduced the LFA model under the Lexus brand as the high-performance sports model.

Recreational and Sport-Utility Vehicles and Pickup Trucks

Toyota sells a variety of sport-utility vehicles and pickup trucks. Toyota sport-utility vehicles available in North America include the Sequoia, the 4Runner, the RAV4, the Highlander, the FJ Cruiser and the Land Cruiser, and pickup trucks available are the Tacoma and Tundra. The Tacoma, the Tundra, the Highlander and the Sequoia are manufactured in the United States. Toyota also offers three types of sport-utility vehicles under the Lexus brand, including the LX, the GX, and the RX. Toyota also manufactures the RX and RAV4 models in Canada. Toyota’s pickup truck, the Hilux, has been the best selling model of all Toyota cars sold in Thailand. In December 2008, Toyota introduced the new Venza in North America. The fully remodeled RX was introduced in February 2009 in North America and in March 2009 in Europe. In Japan, the RX was introduced in January 2009, and the FJ Cruiser in December 2010.

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

Product Development

New cars introduced in Japan during fiscal 2011 and thereafter include the FJ Cruiser, Lexus LFA, CT200h, and the Prius a (Prius Alpha). Remodeled cars in Japan during fiscal 2011 and thereafter include the Ractis and the Vitz. New vehicles developed during fiscal 2011 and thereafter and introduced outside of Japan include the Lexus LFA and the CT200h introduced in the United States, and the Auris HV, Lexus LFA, and the CT200h introduced in Europe. Remodeled cars outside of Japan during fiscal 2011 and thereafter include the Scion tC in the United States, and the Verso-S and Yaris HB in Europe.

In addition, the IMV product lineup based on the Innovative International Multi-purpose Vehicle project (IMV) to optimize global manufacturing and supply systems is a lineup of strategic multipurpose vehicles produced from a single platform to meet market demand. The IMV product lineup includes, as of May 31, 2011, the Hilux, Fortuner and Innova, one or all of which are available in all regions except for Japan and North America.

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

	Year Ended March 31,
	2007		2008		2009		2010		2011
	Units	%	Units	%	Units	%	Units	%	Units	%
Market
Japan	2,273,152	26.7%	2,188,389	24.6%	1,944,823	25.7%	2,162,418	29.9%	1,913,117	26.2%
North America	2,942,661	34.5	2,958,314	33.2	2,212,254	29.2	2,097,374	29.0	2,031,249	27.8
Europe	1,223,628	14.3	1,283,793	14.4	1,061,954	14.0	858,390	11.9	795,534	10.9
Asia	789,637	9.3	956,509	10.7	904,892	12.0	979,651	13.5	1,255,016	17.2
Other*	1,295,581	15.2	1,526,934	17.1	1,443,433	19.1	1,139,329	15.7	1,313,123	17.9

Total	8,524,659	100.0%	8,913,939	100.0%	7,567,356	100.0%	7,237,162	100.0%	7,308,039	100.0%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

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

	(Thousands of Units)
	Fiscal Year Ended March 31,
	2007	2008	2009	2010	2011
Japan:
Total market sales (excluding mini-vehicles)	3,590	3,428	2,894	3,184	2,975
Toyota sales (retail basis, excluding mini-vehicles)	1,643	1,564	1,331	1,535	1,407
Toyota market share	45.8%	45.6%	46.0%	48.2%	47.3%

	(Thousands of Units)
	Calendar Year Ended December 31,
	2006	2007	2008	2009	2010
North America:
Total market sales	19,979	19,360	16,294	12,705	14,058
Toyota sales (retail basis)	2,840	2,923	2,537	2,053	2,008
Toyota market share	14.2%	15.1%	15.6%	16.2%	14.3%

Europe:
Total market sales	21,799	23,100	21,212	18,314	18,368
Toyota sales (retail basis)	1,144	1,261	1,141	905	808
Toyota market share	5.2%	5.5%	5.3%	4.9%	4.4%
Asia:
Total market sales	5,107	5,463	5,540	5,933	7,568
Toyota sales (retail basis)	750	779	809	779	1,039
Toyota market share	14.7%	14.3%	14.6%	13.1%	13.7%

Japan

Japan is one of the leading countries with respect to technological advancements and improvements and will continue to demonstrate such strength. Toyota strives to earn customer satisfaction by introducing products distinctive of Japan’s manufacturing ability such as value-added products including Lexus models, hybrid vehicles, vehicles with 3-seat rows and mini-vehicles. In fiscal 2011, the Japanese economy recovered gradually as a result of government-enacted economic stimulus measures and an increase in exports to emerging economies, but the economy remains in harsh conditions due to the high unemployment rate and the effects of the Great East Japan Earthquake. Toyota’s consolidated net sales in the Japanese market in fiscal 2011 was 1,913 thousand units, a 250 thousand unit decrease in comparison with the previous year. Toyota endeavors to secure and maintain its large share of and position atop the Japanese market. Toyota held a domestic market share (excluding mini-vehicles) on a retail basis of 46.0% in fiscal 2009, 48.2% in 2010, and 47.3% in 2011. Amid a low level of domestic economic activity and intense domestic competition, Toyota maintained its high market share in fiscal 2011 through continuing success of the Prius, which maintained its position as the top seller for the last 20 months since its introduction in May 2009, actively launching vehicles such as those that were eligible for subsidies until mid-2010 and others that are still eligible for tax breaks under government policies promoting eco-cars, and supporting sales of Toyota’s existing models.

Although Toyota’s principle is to conduct production in regions where there is demand, it considers Japan to be the source of its good manufacturing practices. Toyota supports its operations worldwide through measures such as the development of new technologies and products, low-volume vehicles to complement local production, production of global vehicle models which straddle multiple regions, and supporting overseas factories. In Japan, Toyota is implementing flexible production based on market needs, in order to support its large share of domestic sales.

In January 2011, Central Motor Co., Ltd., Toyota’s subsidiary, began production at its Tohoku plant, implementing innovative production technology that realizes cost reductions. The Tohoku plant produces compact vehicles such as the Yaris sedan and the Corolla Axio and serves as one of Toyota’s three domestic production bases, which are Tokai, Kyushu, and Tohoku.

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

In Japan, there are five major domestic manufacturers, five specialized domestic producers and a growing volume of imports from major United States and European manufacturers. The prolonged economic slump in the Japanese economy has also shifted consumer preference towards more affordable automobiles such as compact and subcompact vehicles and towards utility vehicles such as mini-vans. For more than 40 years, Toyota has maintained its position as the largest automobile manufacturer in Japan. Every year since fiscal 1999, Toyota, excluding Daihatsu and Hino, has achieved a market share (excluding mini-vehicles) of over 40%, reflecting in part the success of the introduction of new models for subcompact and compact cars, mini-vans and sedans. In August 2005, Toyota launched the Lexus brand in Japan and achieved a record top market share of 23.7% in the luxury market in 2010. Toyota aims to further distinguish the Lexus brand by continuing to attract new and affluent customers including customers that typically had purchased imported vehicles.

North America

In North America, one of Toyota’s most significant markets and an economy that has struggled since the financial crisis, Toyota has restructured its production system and improved its product lineup. In addition, Toyota is actively working to promote increased local independence of operations in North America, in accordance with the Toyota Global Vision, announced in 2011.

The North American market is an important market representing approximately 29% of Toyota’s total global unit sales on a consolidated basis in fiscal 2011. Sales of models such as the Lexus RX, which was fully remodeled in February 2009, the new Prius model introduced in May 2009, and the Sienna, which was fully remodeled at the beginning of 2010 provide foundational support for Toyota’s total sales. Toyota hopes to increase its share with a Lexus-brand compact hybrid vehicle, the CT200h, which Toyota introduced at the beginning of 2011. In 2010, Toyota brand vehicles accounted for approximately 87%, and Lexus brand for approximately 13%, of the vehicle unit sales in the United States.

Toyota commenced sales of the first-generation Prius hybrid model in North America in 2000. The Prius became Toyota’s best selling model behind the Corolla and Camry, having gained particular support among persons concerned for the environment. Toyota released the first hybrid model under the Lexus brand, the RX400h, and the Highlander hybrid in 2005. And in July 2009, Toyota continued expansion of its hybrid models with sales of the HS model, as well as the CT200h in 2011, under the Lexus brand.

Since announcing the LS and ES models under the premium brand model Lexus in the United States in 1989, Toyota has expanded its Lexus sales with models including the GS and IS. In 2010, Lexus sales exceeded 229 thousand units and Lexus became the most purchased luxury brand vehicle for the past eleven consecutive years.

Toyota is continuing to revise its production system in North America in order to flexibly respond to the substantially contracting sales market caused by the economic downturn brought about by the financial crisis. In November 2008, due to a significant decline in demand for the Tundra, Toyota’s Texas plant was designated the sole production facility for the Tundra, which was previously produced jointly by Toyota’s Indiana plant and Texas plant. Toyota’s Kentucky plant commenced production of the new Venza model in November 2008 and the Indiana plant began local production of the Highlander in October 2009. The new Woodstock plant in Canada commenced production of the RAV4 by single shift operation in November 2008 and the Cambridge plant in Canada commenced production of the remodeled Lexus RX in January 2009. Due to an increase in demand, production of the RAV4 at the Woodstock plant changed to double shift operation beginning March 2010.

Due to the termination of the NUMMI joint venture with GM in the middle of 2009, Toyota ceased placing orders for the Tacoma and Corolla with NUMMI and production was stopped at the NUMMI plant in April 2010. Equipment utilized in the production of the Tacoma model was transferred to the Texas plant, where production of the Tacoma began in July 2010. The Corolla is currently produced at the Cambridge plant in Canada and finished vehicles are imported into North America from the Takaoka plant and the plant of the Kanto Auto Works, Ltd. in Japan, but Toyota plans to begin production of the Corolla at its Mississippi plant as of fall 2011 instead of importing from Japan.

In North America, with the United States as its primary market, Toyota offers a wide range of products in all model types except for one-ton/half-ton trucks and buses. Toyota’s consolidated vehicle unit sales in North America was 2,031 thousand units in fiscal 2011. The United States is the largest portion of the North American market for Toyota, representing 87.8% of its total retail unit sales in the region. Toyota’s retail unit sales in North America in 2010 were at 88.2% as compared to the previous year. However, the scrap incentive program introduced in July 2009 boosted sales of new vehicles, and the fully remodeled Lexus RX and the new Prius which were introduced in 2009, and the fully remodeled Sienna which was introduced in 2010, contributed to overall sales. Consequently, Toyota’s market share in the United States in 2010 was a record 14.3%. Competition is intense in North America, particularly in the United States. Toyota’s principal competitors in North America are General Motors, Ford, Chrysler, Honda and Nissan. In recent years, Hyundai has shown remarkable growth.

Europe

In fiscal 2011, strong sales in Eastern Europe covered for Western Europe, where sales declined upon the conclusion of government stimulus measures, and results in the European market were generally in line with the previous year. In Western Europe, the conclusion of scrap incentive programs in Germany, the United Kingdom, Italy, and Spain caused a decrease in the market and sales from the previous year. Although there was a decline primarily in small vehicle sales, the Auris HV, sales of which commenced in mid 2010, achieved strong sales, and sales of the RAV4 and LC Prado exceeded the previous year, receiving a boost from growth momentum in the SUV market. Meanwhile, in Eastern Europe, due to economic recovery primarily in Russia, the market exceeded the previous year, and sales, primarily those of SUVs and of Lexus, exceeded those of the previous fiscal year.

Toyota has in the past increased local production in response to sales growth, establishing Toyota Motor Manufacturing (UK) Ltd. (“TMUK”) in 1992, Toyota Motor Manufacturing Turkey Inc. in 1994 and Toyota Motor Manufacturing France S.A.S. in 2001 as supply factories to Europe. However, in light of the current levels of demand in the United Kingdom, TMUK will limit its production to one production line at its Burnaston plant. TMUK will determine whether and when to reopen the second production line based on the direction of the market. Toyota began operation of a factory in 2007 at Toyota Motor Manufacturing Russia, as a foothold in the Russian market, where future growth is expected. Further, Toyota plans to commence contract assembly of SUVs by Sollers in Vladivostok in 2012.

Consolidated European sales of Toyota vehicles in fiscal 2011 was 796 thousand units, down 7.3% from fiscal 2010. In 2010, Toyota had a market share in Europe of 4.4%, down 0.5% as compared to the previous year, and achieved annual retail unit sales of approximately 808 thousand units. While the number of units sold in Russia and Turkey in Eastern Europe exceeded the previous year, sales in Germany and other countries where economic stimulus packages came to an end, decreased as compared to the previous year, resulting in an overall decrease in sales in the European market. Toyota will aim to improve its operations in Europe through product strategies, including introduction of new vehicle models. Toyota’s principal European markets are Germany, France, the United Kingdom, Italy, Spain and Russia. Toyota’s principal competitors in Europe are Volkswagen, Opel, Renault, Ford and Peugeot.

Asia

In light of the importance of the Asian market that is expected to grow in the long term, Toyota aims to build an operational framework that is efficient and self-reliant as well as a predominant position in the automotive market in Asia. Operating income for Asia in fiscal 2011 increased compared to fiscal 2010. This increase is attributable to the recovery of markets in Thailand, Indonesia and elsewhere in Asia following the economic recession brought about by the financial crisis beginning fall 2008, and also due in part to the fact that Toyota made strategic investments in this market earlier than its major global competitors and developed relationships with local suppliers in the region. While competition in Asia is further increasing, Toyota believes that its existing local presence in the market provides it with a competitive advantage and expects to be able to promptly respond to demand for vehicles in the region.

Toyota is aiming to further increase its competitiveness by improving the product line-up offered in the region and increasing local procurement to decrease its exposure to foreign currency exchange fluctuations. For example, Toyota began producing IMV models (Hilux, Fortuner and Innova) in Thailand, Indonesia, India, the Philippines and Malaysia in fiscal 2005 and in Vietnam in fiscal 2006. Furthermore, with increased production capacity, the Thailand plant now produces IMV models (Hilux and Fortuner) for sale outside of Asia, including in Australia and in the Middle East, and has contributed greatly to the expansion of Toyota’s automotive business. Furthermore, Toyota Motor Thailand Co., Ltd., Toyota’s vehicle production base in Thailand, commenced production of the Camry Hybrid in July 2009. In India, Toyota is developing its business through local production and sales, constructing a second plant with an annual production capacity of 70 thousand units, and commenced production and sales of the Etios compact model designed specifically for the Indian market in December 2010.

Consolidated Asian sales of Toyota vehicles in fiscal 2011 was 1,255 thousand units, up 28.1% from fiscal 2010. In 2010, Toyota had a market share in Asia of 13.7% and achieved annual retail unit sales of approximately 1,039 thousand vehicles. Increased sales due to market recoveries primarily in Thailand and in Indonesia contributed to the growth in Asian sales.

Toyota’s principal Asian markets are Thailand, Indonesia, India, Malaysia and Taiwan.

China

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

In China, Toyota has been conducting joint ventures with two major partners. First, with respect to the joint venture with China FAW Group Corporation, since Toyota first launched the Vios through the joint venture in 2002, Toyota has been producing and selling eight car models in China, including the Land Cruiser Prado, Land

Cruiser, Corolla, Crown, REIZ, Coaster and RAV4. With regard to increasing production capacity, in May 2007, Toyota commenced production of the new Corolla on the second line of the Tianjin Teda plant, which has an annual production capacity of 200 thousand units, and commenced production of the RAV4 on the same line in March 2009. Toyota is currently constructing a new factory in Changchun, China, where Toyota will begin producing Corollas in 2012 with an annual production capacity of 100 thousand units. Guangzhou Toyota Motor Co., Ltd., a joint venture between Toyota and Guangzhou Automobile Group Co., Ltd., commenced production of the Camry in May 2006 with an annual production capacity of 100 thousand units on a single shift basis and, by late 2006, it expanded its annual production capacity to 200 thousand units on a double shift basis. In addition, it commenced production of the Yaris in May 2008, and the second Guangzhou plant commenced production of the Highlander in May 2009 and the Camry hybrid in April 2010.

In China, vehicle sales increased 34% from 13.7 million in 2009 to 18.3 million in 2010, and the market has expanded from 2009 due to strong economic growth. In this market, Toyota’s sales in 2010 were 850 thousand vehicles. In the locally produced passenger vehicle market (total of approximately 11.7 million units), Toyota’s sales were 760 thousand units, for a market share of 7%. In the 2010 market, due to the continuation from 2009 of the government’s policies promoting low-emission vehicles, favorable conditions in the less-than-1.6 liter market continued, and the SUV market expanded as a result of value diversification. Toyota increased the number of the new REIZ (September 2010), the Corolla and the Corolla EX, which are Toyota’s main models under 1.6 liters, and the RAV4 and Highlander SUV models, which resulted in record high sales. As for Toyota’s distribution network, Toyota has been expanding the distribution network for locally produced vehicles in cooperation with Chinese joint venture partners under Tianjin FAW Toyota Motor Co., Ltd. and Guanqi Toyota Motor Co., Ltd., and for imported vehicles, Toyota has also been expanding primarily the Lexus brand sales network. Toyota plans to further increase sales by expanding the number of dealers and the product lineup for both locally produced and imported vehicles. In addition, as the market in China develops, Toyota plans to promote the so-called “Value Chain” businesses such as used cars, services, financing and insurance.

South and Central America, Oceania, Africa and the Middle East

Consolidated sales of Toyota vehicles in fiscal 2011 in South and Central America, Oceania, Africa and the Middle East (collectively, the “Four Regions”) was 1,313 thousand units, an increase of 15.3% from fiscal 2010, receiving boosts from strong IMV sales on the backdrop of positive market conditions. The core models in this region are global models such as the Corolla, IMV (Hilux) and the Camry, which are designed to satisfy regional demands, while keeping production costs down by using common platforms and core parts and components with vehicle models in other regions. Furthermore, Toyota Motor Corporation Australia Ltd., Toyota’s vehicle production base in Australia, commenced production of the Camry Hybrid in the beginning of 2010. Further, in order to expand business in Brazil, Toyota constructed a new factory in Sorocaba with an annual production capacity of 70,000 units, and plans to begin production and sales of the compact vehicles introduced to the Indian market at the end of 2012. In addition, in order to increase production of IMV models, Toyota plans to expand the annual production capacity of its Argentina factory from 70,000 units to 90,000 units during the second half of 2011.

In these regions, which are expected to become increasingly important to Toyota’s business strategy, Toyota aims to develop new products which meet the specific demands of each region, increase production and further promote sales.

Toyota’s principal markets in the Four Regions are Brazil in South and Central America, Australia in Oceania, South Africa in Africa and Saudi Arabia and Oman in the Middle East.

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

In promoting a sustainable growth strategy, establishing a system capable of providing optimal supply of products in the global market is integral to Toyota’s strategy. In May 2010, Toyota announced its production strategy aimed at achieving an optimal supply system in the global market. For example, Toyota will increase its local production capacities to meet a wide range of growing customer demands in a timely manner in emerging countries such as China and India. On the other hand, in developed countries with mature markets, Toyota will reconsider production models to respond to changes in market demand and establish a flexible and efficient production system that can withstand currency fluctuations. In 2010, approximately 73% of Toyota automobiles sold in overseas markets were manufactured in overseas plants by Toyota and its unconsolidated affiliates. In 2010, approximately 73% of Toyota vehicles sold in North America were produced in North America. Of the vehicles sold in Europe in 2010, approximately 59% were produced in Europe. In fiscal 2011, Toyota produced on a consolidated basis approximately 3,721 thousand vehicles in Japan and approximately 3,448 thousand vehicles overseas, compared to approximately 3,956 thousand vehicles in Japan and approximately 2,853 thousand vehicles overseas in fiscal 2010.

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

	Year Ended March 31,
	2007	2008	2009	2010	2011
Units Produced	8,180,951	8,547,200	7,051,032	6,809,440	7,169,721

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

Jidoka is a production concept consisting of the immediate stop of work when problems arise in the production line in order to stop the production of defective items by preventing the sending of defective items to later stages in the production process, and making product quality a matter of production process. To achieve this, Toyota’s equipment is designed to detect and highlight abnormalities and to stop whenever abnormalities occur. Toyota also authorizes its machine operators and other members of its production team to stop production whenever they note anything suspicious. This helps Toyota to build quality into the production process by avoiding defects and preventing the waste that would result from producing a series of defective items.

Toyota believes that the Toyota Production System allows it to achieve mass-production efficiencies even in high-mix low-volume production. This system gives Toyota the flexibility to respond to changing consumer demand without significantly increasing production costs. While the Toyota Production System remains the basis of Toyota’s automobile production, the system has been expanded for use in Toyota’s parts production, logistics and customer service activities as well.

In addition, Toyota utilizes sophisticated information technologies to improve each step of its vehicle development process, from product planning to commencement of mass-production. These technologies are intended to enhance flexibility, simplicity, quality, cost competitiveness, and speed. Specifically, detailed computer simulation of the assembly and test-run of a new vehicle or new vehicle production equipment or system is conducted before a prototype is made. An actual prototype is made only after defects and related issues have been identified and resolved by computer simulation, thereby minimizing the time required for rebuilding prototypes and significantly shortening the time required for production. Moreover, this system is used to prepare virtual factories and other visual aids in order to facilitate training and communication at overseas plants and enable the efficient transfer of necessary technology and skills.

In order to strengthen manufacturing and promote localization of overseas production, Toyota established the Global Production Center (“GPC”) in July 2003 as a development and training center for global human resources. The GPC is intended to introduce local managers to the Toyota methodology, allowing them to train their subordinates with the local management. GPC develops simple, easy-to-understand and efficient training systems for the development of explicit knowledge. One characteristic of the GPC is that managers and supervisors, new hires and experienced workers can all receive common skill training. GPC’s training system involves a pre-training phase where trainees learn basic skills and discover the skills that they must acquire through image training. This is followed by various steps, from basic skill training, elemental task training, to standard task training, which is a sure method of training. The fruits of this training method are reduced training time, higher levels of achievement and the efficiency of training. Since January 2006, Toyota has opened regional GPCs in North America, Europe and Asia. In each region, Toyota commenced courses where trainees from each department are trained by local trainers to become trainers themselves. Since its establishment, GPC (including regional GPCs) has trained approximately 29,000 people in eight years.

With the aim of enhancing its competitive edge in “self-manufacturing”, Toyota, since 2001, has been developing and implementing the “simple and user-friendly operation systems & facilities that can be handled by anyone, anywhere”. Toyota is developing its innovative production system, facilities and processing technologies and is currently promoting it at a global level.

Distribution

Toyota’s automotive sales distribution network is the largest in Japan. As of March 31, 2011, this network consisted of 283 dealers employing approximately 35,000 sales personnel and operating approximately 4,800 sales and service outlets. Toyota owns 15 of these dealers and the remainder are independent.

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

Sales of Toyota vehicles in Japan are conducted through four sales channels — “Toyota”, “Toyopet”, “Corolla” and “Netz”. In addition, Toyota introduced the Lexus brand to the Japanese market in August 2005, and currently distributes the Lexus brand vehicles through a network of approximately 170 sales outlets in order to enhance its competitiveness in the domestic luxury automobile market. The following table provides information for each channel as of March 31, 2011.

	Dealers
Channel	Toyota Owned	Independent	Total	Market Focus
Toyota	4	45	49	Luxury channel for Toyota brand vehicles
Toyopet	4	48	52	Leading channel for the medium market
Corolla	4	70	74	Volume retail channel centering on compact models
Netz	3	105	108	Sales channel targeting customers with new values for the 21st century

Brand			Sales Outlets	Market Focus
Lexus			165	Premium brand

Outside Japan, Toyota vehicles are marketed through approximately 180 distributors in approximately 170 countries and regions. Through these distributors, Toyota maintains networks of dealers. The chart below shows the number of Toyota distributors as of April 2011 by country and region:

Country/Region	Number of Countries	Number of Distributors
North America	3	5
Europe	36	30
China	1	4
Asia (excluding China)	17	12
Oceania	17	16
Middle East	17	14
Africa	53	55
Central and South America	31	42

Improve Efficiency

Toyota is working on the following to create a structure allowing for efficient development, production and sales that can respond flexibly to changes in the external environment:

•	working with suppliers to dramatically increase the efficiency of development,

•	creating a production structure that can better withstand fluctuations in demand and currency exchange rates, and

•	strengthening sales capabilities in line with local conditions.

Toyota also plans to improve profitability and enhance operating efficiency by continuing to pursue aggressive cost reduction programs, including:

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

Toyota continues to focus on reducing costs and improving efficiency through various measures. One of these measures is the reduction in the number of platforms used in vehicle production. Platforms are the essential structures that form the base of different vehicle models. By using a common platform for the production of a greater number of models, Toyota believes that it will be able to decrease the substantial expenditures required to design and develop vehicles. In addition, Toyota believes that it will be able to achieve the scale benefits of producing larger volumes per platform, thereby reducing manufacturing cost per vehicle.

Enhancing Vehicle Functionality and Intelligent Transport Systems

Toyota is striving to enhance vehicle functionality that will increase the attractiveness of vehicles and the excitement of driving. Toyota is also working in various ways to comprehensively realize enhanced transport systems that are aimed at transporting people and goods in a smooth and efficient manner and to build a safe transportation environment. ITS combines automotive technologies and information technologies in an effort to provide vehicle occupants with an array of information and enhanced safety features.

Enhancing Vehicle Functionality — Information service functions.

To Toyota, enhancing vehicle functionality means advancing information service functions that integrate vehicles with telecommunication systems, and driving assistance functions that use communication technologies and sensing technologies to create vehicles with intelligent features. Information service functions can improve the convenience and enrich the driving experience by means of information communication technologies, which add new functions “connected” to the basic vehicle functions of “running, turning and stopping”. Examples include the following:

•

Advanced car navigation systems are equipped with functions such as displaying maps and detailed information about the car parking space and the VICS (Vehicle Information and Communication System) that provides real-time information about road traffic such as congestion, accidents, traffic restrictions and parking. These car navigation systems play an important role in providing drivers with various types of information on safety, smooth traveling, comfort and convenience.

•

G-BOOK is the latest information network service that merges the latest network technologies and car multimedia, prior to the arrival of the ubiquitous network society. G-BOOK provides various types of information useful for driving a car as well as safety and security services that detect unusual conditions in the vehicle, which supports a lifestyle using automobiles anytime and anywhere through a network. In 2005, Toyota started G-BOOK ALPHA and G-Link that is a telematics service exclusive to Lexus, which added various features including the traffic congestion forecast service. In 2007, Toyota launched G-BOOK mX, which has matured as a comprehensive telematics service and is built on the proven reliability and security of G-BOOK with the addition of services allowing drivers to use more convenient navigation systems such as “Map-on-Demand” — the world’s first technology for automatically updating map data and “Probe Communication Traffic Information” that provides drivers with highly precise information on traffic congestion.

•

HELPNET emergency call service is an emergency notification system that transmits necessary information such as the vehicle location either automatically or through the touch of a button in the event of a traffic accident or medical emergency. It immediately contacts police and fire departments through the HELPNET Operation Center. This system is integrated into G-BOOK and G-Link to improve the quality of services. HELPNET shortens the time taken to report following an emergency situation, which contributes to decreasing the number of traffic accident fatalities and reducing the level of impact, preventing second disasters and easing traffic congestion.

In addition to the above, Toyota also operates a Japanese-language website, GAZOO.com. The name “Gazoo” originates from the Japanese word gazo meaning images. Gazoo was established as a membership Internet service linking Toyota, its national dealer network and Gazoo members, and has provided information on new and used Toyota vehicles and related services as well as online shopping capabilities. Currently, in addition to information on Toyota vehicles, Gazoo provides information on automobile companies, while providing information through an enhanced blog on an automobile portal site where customers can experience the enjoyment that cars offer. Furthermore, Toyota is using new content such as GAZOO Racing and GAZOO Mura to further add to its content line-up. In October 2008, Toyota introduced the new Internet-based service GAZOO METAPOLIS, which is Toyota’s own virtual city using 3-D images, to inspire new interest in cars and propose new ways for people to enjoy their vehicles through the Internet. Toyota utilized its GAZOO technology to further expand its automobile information service by launching the G-BOOK telematics service in Japan in fall 2002 and G-Link, which is a service exclusive to Lexus, in August 2005. Toyota also offers a theft detection system, vehicle tracking service, operator support service as standard to enhance services aiming to provide safety, security and comfort for G-BOOK and G-Link users in their lifestyle using vehicles. With G-BOOK mX announced in April 2007, Toyota started offering services that allow drivers to use more convenient navigation systems such as “Map-on-Demand” — the world’s first technology for automatically updating map data. Also, Toyota has further strengthened its linkage between Gazoo and G-BOOK and has, for example, allowed map information searched on a blog on GAZOO.com to be used on G-BOOK, further maturing as a comprehensive telematics service. In Japan, Toyota is seeking to promote the use of the G-BOOK by equipping all Crown models with the G-BOOK and increasing the number of car navigation system models that are compatible with G-BOOK. Toyota has also licensed its G-BOOK technology to certain other competitors in Japan. Toyota is applying the technology and experience it has accumulated in Japan to regions outside Japan. G-BOOK services have been available in China since March 2009, and its unique telematics services in the United States was launched in August 2009. In addition, Toyota began offering the new G-BOOK software for smartphones starting from December 2010.

In addition, in March 2004, Toyota launched its CRM (Customer Relationship Management) system called e-CRB (evolutionary Customer Relationship Building) in Thailand. e-CRB builds on a technology cultivated through the development of Gazoo and G-BOOK and offers its customers a variety of services such as providing information of new vehicles, accepting requests for brochures and estimates and notifying customers when it is time for maintenance by keeping track of the vehicle’s maintenance history and mileage. In addition, e-CRB offers an advanced operation system that can be utilized comprehensively at dealers including new and used cars and services. Toyota is currently promoting e-CRB in countries such as China, Thailand, Australia and India where steady progress has been made as the service-in ratio has increased.

Also, Toyota introduced a system called Sales Logistics Integrated Management (SLIM) in Guangzhou, China. By utilizing real sales information and linking with production and distribution, Toyota is able to realize the Just-in-Time production system of producing and delivering only the number of vehicles that have been sold. SLIM has been recognized to significantly increase the freshness of inventory and improve cash flow.

In September 2010, Toyota announced its smart-grid initiatives, which are intended to demonstrate efficient energy use toward the realization of a low-carbon and energy-saving society. By utilizing technology cultivated through the Internet and telematics services mentioned above, Toyota developed the Toyota

Smart Center (TSC) that optimally controls electricity and links EVs (electric vehicles) and PHVs (plug-in hybrid vehicles) with homes, and commenced in Rokkasho Village in Aomori, a demonstration project aimed to reduce overall CO2 emissions and users’ electricity costs. Element technology developed through this demonstration project will be incorporated in other smart-grid demonstration projects in which Toyota will be involved and also in electricity management that will enable the widespread use of next-generation eco-cars. In addition, in order to develop a global platform of the Toyota Smart Center, Toyota announced a partnership with Microsoft Corp. in April 2011 and a partnership with Salesforce.com in May 2011. Toyota is implementing cooperative efforts to work with the new information technology and industry to establish a framework for Toyota Smart Center’s global implementation and to realize a mobility society in the future.

Enhancing Vehicle Functionality — Driving Assistance Functions.

Toyota’s driving assistance functions offer functions that assist drivers with an aim to lessen the burden of driving, enhance safety and provide pleasure of driving to everyone. Toyota is proceeding with enhancements to commercialize various functions that assist the driver in sensing external information, avoiding danger and making appropriate maneuvers. These functions have started to be incorporated in some Toyota vehicles. Examples of driving assistance functions include the following:

•

VDIM (Vehicle Dynamics Integrated Management) is a system that constantly monitors the driver’s operations and the vehicle’s situation and centrally manages the engine, steering mechanisms and brakes. By stabilizing the vehicle before the driver loses control of the vehicle, the VDIM achieves a high level of ‘active safety’ and improves driving performance namely running, turning and stopping.

•

“Pre-collision Safety System” is a system that perceives possibilities of a crash with obstacles or the car in front through a millimeter-wave radar sensor that can precisely detect objects even in bad weather conditions. If collision seems to be unavoidable, it proceeds to activate safety devices at an early stage to reduce any damage. Toyota is also developing an advanced system that recognizes unavoidable collisions at an earlier stage with a system using a front camera that better detects objects and a driver monitoring camera that detects facial orientation and the opening and closing of eyes.

•

Radar Cruise Control (with all-speed tracking function) allows the vehicle to keep a constant distance between itself and the preceding vehicle within a speed range from zero to a preset speed, automatically slowing down and stopping if necessary to avoid collision. When the car in front speeds up, it allows the driver to accelerate, resuming the system.

•

“Lane Keeping Assist System” is a system that uses a camera to detect white or yellow lane markers while driving on a highway. The system assists the driver’s operation of the steering wheel in order to help keep the vehicle traveling between the lane markers by controlling electric power steering, and also warns the driver if it detects possible deviation. This system does not automatically control the steering to maintain travel between lane markers, but requires the driver to steer.

•

“Intelligent Parking Assist” is the world’s first parking assistance system that enables the vehicle to be automatically steered by electric steering when backing into a parking spot or when parallel-parking. The driver presets the parking position on the display monitor. The system allows the driver to set the parking position more easily, reducing driver manuevering by using a spatial cognition feature that detects the parking space through ultrasonic sensors.

•

“Night View” is a system that supports the driver’s vision at night. By utilizing infrared rays, pedestrians, vehicles and other objects within and beyond headlight range are displayed clearly and the driver’s range of vision is widened. In addition, Toyota is developing a system that brackets pedestrians in yellow in the Night View screen and prompts attention.

Enhancing Transport Systems.

Enhancing transport systems requires taking a general approach that addresses various factors across a wide scope that are pertinent not only to vehicles but also roads, people and public transport systems in order to ensure smooth and efficient movement of people and vehicles and to build a safe transportation environment. Recent advances in information technology and ITS are making it possible to develop various systems that used to be mere concepts, such as the VICS (Vehicle Information and Communication System) and the ETC (Electronic Toll Collection System), which are already standard in Japan, as well as the “Vehicle-Infrastructure Cooperative Systems that Support Safety Driving” that has begun to be partially implemented. The following are examples of transport systems enhancements.

•

“Vehicle-Infrastructure Cooperative Systems that support Safety Driving” is a system developed with the aim of handling accidents that are difficult to prevent with only existing safety equipment. It utilizes communication between vehicle and road, vehicle and other vehicles and vehicle and pedestrians, providing information to the driver and prompting attention with sound.

•

“ITS Spot Service” commenced in 2009 and corresponding products are available for purchase. This service links with car navigation and aims to reduce road accidents and promote effective movements by connecting road and vehicle and supplying drivers with information related to road traffic and safe driving through video and voice.

•

In spring of 2011, the National Police Agency has started operation of a driving safety support system (DSSS), which is under preparation for launch in summer of 2011. In addition to traffic safety functions such as activating warnings of red traffic lights, the system is also planned to serve the function of contributing to environmentally-friendly driving by improving traffic flow.

Toyota is committed to developing new ITS products. Toyota believes that intelligent transport systems will become an integral part of its overall automotive operations and enhance the competitiveness of its vehicles. As familiarity with and demand for ITS products grows, Toyota expects an increasing number of ITS products to become commercially available and achieve greater acceptance each year.

Financial Services

Toyota’s financial services include loan programs and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value-added service. In July 2000, Toyota established a wholly-owned subsidiary, Toyota Financial Services Corporation (“TFSC”), to oversee the management of Toyota’s finance companies worldwide, through which Toyota aims to strengthen the overall competitiveness of its financial business, improve risk management and streamline decision-making processes. Toyota plans to expand its network of financial services, in accordance with its strategy of developing auto-related financing businesses in significant markets. Accordingly, Toyota currently operates financial services companies in 33 countries and regions, which support its automotive operations globally.

Toyota’s revenues from its financial services operations were ¥1,192 billion in fiscal 2011, ¥1,245 billion in fiscal 2010 and ¥1,378 billion in fiscal 2009. In fiscal 2010, with a more widespread recovery in Asia and other emerging countries, the economy has stabilized and the financial services operations were steady overall. Toyota’s financial services operations remained strong in fiscal 2011 due to continued growth in demand and increased export activity in emerging markets in Asia and elsewhere, as well as the effects of economic stimulus measures in countries throughout the world. Toyota also maintained a high level of financing share at 33.4% in fiscal 2011. Moreover, the implementation of government financing initiatives worldwide has resulted in the financing environment showing signs of recovery since January 2009. In countries such as the United States, where a rising unemployment rate contributed to the worsening of individual credit standing, measures such as the revision of lending standards have kept down costs of credit, and the percentage of credit losses improved by 0.12% in fiscal 2010 as compared to fiscal 2009 to 0.72%. In fiscal 2011, the percentage of credit losses improved by 0.31% from fiscal 2010 to 0.41%, as Toyota strengthened its collection management system and performed ongoing revisions to its lending standards. Additionally in fiscal 2011, the prices of used cars in the United States have remained steady, keeping down costs from residual value, leading to record profits for Toyota’s financial services operations. Toyota continues to work towards improving its risk management measures in connection with credit and control of residual value risk.

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

In October 2008, Toyota established Toyota Financial Services Vietnam Company Limited, a financial services company, in Vietnam.

Net finance receivables for all of Toyota’s dealer and customer financing operations were approximately ¥9.7 trillion as of March 31, 2011, representing a decrease of approximately 1.5% as compared to the previous year. The majority of Toyota’s financial services are provided in North America. As of March 31, 2011, approximately 59.0% of Toyota’s finance receivables were derived from financing operations in North America, 12.7% from Japan, 10.4% from Europe, 5.8% from Asia and 12.1% from other areas.

Approximately 54% of Toyota’s unit sales in the United States during fiscal 2011 included a finance or lease arrangement with Toyota. Because the majority of Toyota’s financial services operations are related to the sale of Toyota vehicles, a decrease in vehicle unit sales may lead to a contraction of Toyota’s financial services operations.

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

The following table provides information for Toyota’s finance receivables and operating leases as of March 31, 2010 and 2011.

	Yen in millions		US dollars in millions
	March 31,		March 31,
	2010	2011	2011
Finance Receivables
Retail	¥7,162,082	¥7,128,453	$85,730
Finance leases	1,232,508	1,123,188	13,508
Wholesale and other dealer loans	2,051,301	1,990,557	23,939

	10,445,891	10,242,198	123,177
Deferred origination costs	109,747	104,391	1,256
Unearned income	(482,983)	(496,235)	(5,968)
Allowance for credit losses
Retail	(160,351)	(92,199)	(1,109)
Finance leases	(36,917)	(36,024)	(433)
Wholesale and other dealer loans	(35,211)	(28,580)	(344)

	(232,479)	(156,803)	(1,886)

Total finance receivables, net	9,840,176	9,693,551	116,579
Less – Current portion	(4,209,496)	(4,136,805)	(49,751)

Noncurrent finance receivables, net	¥5,630,680	¥5,556,746	$66,828

Operating Leases
Vehicles	¥2,516,948	¥2,404,032	$28,912
Equipment	96,300	87,914	1,057

	2,613,248	2,491,946	29,969
Less – Accumulated depreciation	(791,169)	(662,255)	(7,964)

Vehicles and equipment on operating leases, net	¥1,822,079	¥1,829,691	$22,005

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

Other Financial Services

Toyota Finance Corporation launched its credit card business in April 2001 and began issuing Lexus credit cards in 2005 when the Lexus brand was introduced in Japan. As of March 31, 2011, Toyota Finance Corporation has over 8.8 million card holders (including Lexus credit card holders).

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

All Other Operations

In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive business activities. Net sales for these activities totaled ¥972 billion in fiscal 2011, ¥948 billion in fiscal 2010 and ¥1,185 billion in fiscal 2009. Sales to external customers of all other operations in fiscal 2011 represented 2.6% of Toyota’s net revenues for fiscal 2011. Substantially all of Toyota’s revenues from other operations were derived in Japan.

Housing

Toyota established its subsidiary Toyota Housing Corporation in April 2003 and has transferred to it product planning and sales operations related to the manufacture and sale of housing. Furthermore, in order to quickly and accurately grasp clients’ needs and to plan, develop and sell products on a timely basis, in April 2008, Toyota transferred the product development operation to Toyota Housing Corporation. In October 2010, Toyota spun-off its housing operations (project planning, technology development and manufacturing) through a statutory demerger and integrated them into Toyota Housing Corporation. Toyota believes that in the vastly changing housing market environment, the integration of the development, manufacture and sales functions will expedite decision making and lead to flexible business operations that will enable Toyota to better respond to the needs of even more customers. In March 2005, Toyota, together with institutional investors, agreed to jointly invest in Misawa Home Holdings, Inc. (“Misawa”; renamed Misawa Homes Co., Ltd.) pursuant to its request for assistance in its rehabilitation. In April 2010, determining that a stronger collaboration with Misawa would be desirable in order to achieve further growth in the difficult operating environment of the housing industry, Toyota Housing Corporation agreed to purchase Misawa shares from an institutional investor. In addition, Toyota transferred ownership of Misawa to Toyota Housing Corporation in October 2010. Through these activities, Toyota intends to strengthen the housing business of both companies.

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

U.S. Federal Standards

The federal Clean Air Act directs the Environmental Protection Agency (“EPA”) to establish and enforce air quality standards, including emission control standards on passenger cars, light trucks and heavy-duty vehicles. The EPA decided in February 2000 to adopt more stringent vehicle emission and fuel economy standards applicable to passenger cars and light trucks produced in model years 2004 and beyond. In the standards adopted for model years 2004 and beyond, manufacturers must guarantee that their vehicles meet the requirements for ten years or 120,000 miles, whichever occurs first. Manufacturers are not permitted to sell vehicles in the United States that do not meet the standards. In April 2007, EPA regulations that further restrict emissions from passenger cars and light trucks operating at cold temperatures became effective. The new emissions standards set by these regulations are being phased in between 2010 and 2013. Similar standards that further restrict emissions from heavy-duty vehicles operating at cold temperatures will be phased in from 2012 to 2015.

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

California Standards

Under the federal Clean Air Act, states are permitted to establish their own vehicle emission control standards if they receive a waiver from the EPA. As a result, the California Air Resources Board (“CARB”) established the “Low Emission Vehicle Program” and set emission standards for certain regulated pollutants that were phased in beginning in the 2004 model year. Under these standards most light trucks and passenger cars are required to meet the same emissions standards, which were stricter than the federal standards. As part of the original Low Emission Vehicle Program, the CARB also required that a specified percentage of a manufacturer’s passenger cars and light trucks sold in California for all model years 1998 and after be “zero-emission vehicles” (vehicles producing no emissions of regulated pollutants). The CARB subsequently eliminated the zero-emission vehicles mandate for model years before 2005, and decided to adopt a zero-emission vehicles requirement for model years 2005 and beyond. This zero-emission vehicles requirement also permitted certain advanced technology vehicles such as PHV (Plug-in Hybrid Vehicles), hybrid cars and alternative fuel vehicles that meet “partial zero-emission vehicles requirements” to be granted partial qualification as EV (Electronic Vehicles) or FC (Fuel Cells). Toyota’s battery-powered RAV4 EV compact sport-utility vehicle and the Toyota FCHV qualify as zero-emission vehicles. The current Prius model and the Camry Hybrid qualify as partial zero-emission vehicles under the zero-emission vehicles requirement adopted by the CARB. Toyota intends to continue to develop additional advanced technologies and alternative fuel technologies that will allow other vehicles using such technologies to qualify as zero-emission vehicles or partial-zero-emission vehicles.

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

In December 2007, the EPA denied California’s request for a waiver under the Clean Air Act that would have allowed the state to enforce these regulations to control greenhouse gas emissions from motor vehicles. However, the EPA reconsidered its decision pursuant to a direction issued by the U.S. President in January 2009, and in July 2009 decided to allow the state to enforce such regulations.

In February 2010, the CARB enacted regulations that deem automobile manufacturers that produced vehicles in model years 2012 through 2016 that are in compliance with the greenhouse gas emission regulations of the EPA to be in compliance with California’s greenhouse gas emission regulations. Toyota is currently developing plans to comply with the EPA regulations.

Other States

The states of New York, Massachusetts, Arizona, Connecticut, Maine, Maryland, New Jersey, New Mexico, Oregon, Pennsylvania, Rhode Island, Vermont, Washington, Delaware, Colorado and Florida have either adopted, or plan to adopt, regulations substantially similar to California’s zero-emission vehicles requirement and greenhouse gas emissions regulations.

Canadian and Mexican Standards

Canada has established vehicle emission standards equivalent to the federal standards in the United States, including the heightened requirements that became applicable to passenger cars and light trucks in model years 2004 and beyond. In October 2010, the Canadian government also established its proposed greenhouse gas emission regulations that are similar to those enacted by the EPA. Furthermore, certain Canadian provinces are currently considering enacting their own regulations on vehicle emissions of greenhouse gases. Mexico’s emission control standards are similar to those applicable in the United States after the 1994 model year; however, emission regulations have become tighter for model years 2007 and beyond. Further regulations on emission are scheduled to match the improved fuel property.

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

Chinese Standards

Emissions regulations are being implemented throughout China pursuant to the Chinese National Standards (GB) of the Ministry of Environmental Protection of the People’s Republic of China, and the manufacture and sale of models not meeting these regulations are prohibited. As for passenger vehicles, pursuant to GB18352.3-2005, Level 3 Emissions Regulations (corresponding to Euro 3 standards) apply to new models after July 2007, and Level 4 Emissions Regulations (corresponding to Euro 4 standards) apply to new models after July 2010. New models after July 2008 are also required to be equipped with on-board diagnostics. As for diesel-powered commercial vehicles, pursuant to GB17691-2005, new Level 3 Emissions Regulations apply to models after January 2007, Level 4 Emissions Regulations apply to new models after January 2010, and Level 5 Emissions Regulations will apply to new models after July 2012. As for gasoline-powered commercial vehicles, pursuant to GB14762-2008, Level 4 Emissions Regulations apply to new models after July 2009, and Level 5 Emissions Regulations will apply to new models after July 2012. After the first day the regulation is implemented to a new model, all new models released during the following approximate one-year period are also subject to the regulation. In addition, in some areas such as Beijing, Shanghai, Guangzhou, and the Pearl River Delta region, the above mentioned regulations were implemented several years earlier by regional environmental preservation authorities with the authorization of the Chinese State Council. With respect to passenger vehicles, adoption procedures regarding the Level 5 Emissions Regulations corresponding to Euro 5 are currently in progress, in order to implement the regulations in approximately 2016.

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

Vehicle Fuel Economy

Japanese Standards

The Law Concerning the Rational Use of Energy (the “Act”) requires automobile manufacturers to improve their vehicles to meet specified fuel economy standards. Fuel economy standards are established according to the types of vehicles specified below, and are required to be met by either fiscal 2011 (April 2010-March 2011) or fiscal 2016 (April 2015-March 2016).

Among qualifying passenger vehicles are:

•	Vehicles which are designated in Article 75, Paragraph 1 of the Road Vehicles Law as type-designated vehicles (“type-designated vehicles”) with 10 seats or less using gasoline, gas oil or LPG;

•	Type-designated vehicles with 11 seats or more that are 3.5 tons or less in vehicle weight using gasoline or gas oil; and

•

Type-designated vehicles with 11 seats or more that are over 3.5 tons in vehicle weight using gas oil, or designated carbon monoxide emission control vehicles (“designated carbon monoxide emission control vehicles”) which are designated in Article 75-2 Paragraph 1 of the Road Vehicles Law.

Among qualifying cargo vehicles are:

•	Type-designated vehicles that are 3.5 tons or less in vehicle weight using gasoline, gas oil or LPG; and

•	Type-designated vehicles that are over 3.5 tons in vehicle weight using gas oil or LPG, or designated carbon monoxide emission control vehicles.

Toyota is in compliance with the fuel economy standards that currently apply and is promoting the improvement of its vehicles in order to achieve compliance with the standards that will apply beginning in fiscal 2016.

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

European Standards

The European Union has signed the Kyoto Protocol and agreed to reduce carbon dioxide emissions by 8% during the years 2008 to 2012, as measured from the 1990 base year. In early 1999, the European Commission and the European Automotive Manufacturers Association (ACEA) reached a voluntary agreement which establishes an average emissions target of 140 grams of carbon dioxide per kilometer for new cars sold in the European Union in 2008 (the voluntary agreement applied to the 15 states who were members of the European Union at that time). The Japan Automobile Manufacturers Association and the Korean Automobile Manufacturers Association have also reached a voluntary agreement, similar to that entered into by the European Commission, with the year 2009 as a target year.

In December 2008, the European Parliament approved a new regulation that establishes an average emission standard of 130 grams of carbon dioxide per kilometer by 2012 for passenger vehicles sold in member states, made effective in June 2009. The regulation will phase in gradually, initially requiring 65% of new cars to comply with the new standards in 2012 and increasing to 100% of new cars in 2015. As a result of the new regulations, different targets will apply to each manufacturer, based on their respective fleets of vehicles and weight. Penalties will apply to those manufacturers who fail to meet their targets from 2012, in amounts corresponding to the degree of shortfall. Manufacturers failing to meet their targets between 2012 and 2018 will incur penalties of between €5 and €95 per each gram of carbon dioxide per kilometer shortfall for each non-compliant vehicle, and such penalties will rise to €95 in 2019 and beyond. Furthermore, a medium- to long-term target of reducing emissions to 95 grams of carbon dioxide per kilometer by 2020 has also been proposed. This represents a remarkably ambitious target, even in comparison to other fuel efficiency requirements worldwide. Furthermore, in March 2011, the Council of the European Union approved a new carbon dioxide emission standard applicable to light commercial vehicles to establish an average emissions target of 175 grams of carbon dioxide per kilometer. This regulation has the same basic regulatory framework as passenger vehicles, raising the compliance rate from 70% in 2014 to 100% in 2017, and as a longer term objective, 147 grams of carbon dioxide per kilometer by 2020.

An increasing number of European Union member states are introducing vehicle tax laws based on carbon dioxide emission levels, pursuant to the directive issued by the European Commission in 2005. This trend is expected to continue, in accordance with the recent increases in environmental awareness.

Chinese Standards

Fuel consumption regulations are being implemented pursuant to the Chinese National Standards (GB), and the manufacture and sale of vehicle models not meeting these regulations are prohibited. As for passenger vehicles, pursuant to GB19578-2004, Level 1 Fuel Consumption Regulations apply to new models after July 2005, and Level 2 Fuel Consumption Regulations apply to new models after July 2006. As for small commercial vehicles, pursuant to GB20997-2007, Level 2 Fuel Consumption Regulations apply to new models after February 2008, Level 1 Fuel Consumption Regulations apply to all vehicles as of January 2009, and Level 1 Fuel Consumption Regulations apply to all models as of January 2011. Each of these regulations applies to all applicable models beginning one year after first applying to new models. These regulations determine the consumption standards that apply depending on the mass of the applicable vehicle, and sets forth a method for determining if each model has met the regulation. Standards to strengthen fuel consumption regulations from 2012 are currently being developed. In these Level 3 Fuel Consumption Regulations, substantial revisions to the regulation framework are planned, such as a change from regulations requiring each model to meet consumption standards to regulations requiring automobile manufacturers to meet standards of average consumption across models.

Standards of Other Countries

As momentum gathers to prevent global warming, other countries in addition to Japan, the United States, and Europe are moving to introduce fuel consumption regulations. In particular, Korea, Australia, Taiwan, India, and Mexico are actively considering the introduction of new fuel consumption regulations using the regulations of Europe and the United States as a base, and may implement them by approximately 2015. Toyota predicts that this trend will spread to other countries, and in the future many nations will consider new regulations related to fuel consumption and CO2.

Vehicle Safety

Japanese Standards

Standards requiring protection against electrocution will apply to hybrid vehicles and electric vehicles manufactured on and after July 2012. In addition, Toyota is proceeding with its preparations to introduce the technological standards established by the Economic Commission for Europe (“ECE”), as well as complying with Japan’s passenger protection standards against electrocution.

For the purpose of harmonizing with international standards, frontal offset collision standards already apply to passenger vehicles, and will be applied to new cargo vehicle models manufactured after April 2011 and cargo vehicles that continue to be manufactured after April 2016. In addition, seatbelt and seatbelt anchorage standards are also expected to be combined with the ECE standards, and cars manufactured after July 2012 are required to meet these standards.

Electronic stability control and brake assist systems will be required to be applied to new vehicle models manufactured after October 2012 (October 2014 for mini-vehicles), and to vehicles continued to be manufactured after October 2014 (February 2018 for mini-vehicles).

Furthermore, preparations for the introduction of ECE standards to interference-resistant on-board electronic systems, tire pressure monitoring systems (TPMS) and pedestrian protection standards are currently in progress.

In addition, in Japan, considerations regarding the standardization of brake override systems, the strengthening of anti-spinal injury measures, drive recorders, lithium-ion battery safety, and anti-drunk driving measures are currently under consideration.

U.S. Standards

The U.S. National Traffic and Motor Vehicle Safety Act of 1966, or Safety Act, requires vehicles and equipment sold in the United States to meet various safety standards issued by the NHTSA. The Safety Act also authorizes the NHTSA to investigate complaints relating to vehicle safety and to order manufacturers to recall and repair vehicles found to have safety-related defects. The cost of these recalls can be substantial depending on the nature of the repair and the number of vehicles affected.

The Transportation Recall Enhancement, Accountability and Documentation Act was enacted in the United States on November 1, 2000. This Act required the NHTSA to regulate the dynamic rollover standards and to upgrade federal motor vehicle safety standards relating to tires. It also required the NHTSA to enhance its authority to gather information potentially relating to motor vehicle defects. This Act substantially increases the NHTSA’s authority to impose civil penalties for noncompliance with regulatory requirements and specifies possible criminal penalties for violations of the federal Fraud and False Statements Act. In 2002, the NHTSA expanded its New Car Assessment Program to implement consumer information programs for vehicle rollover resistance and child restraints and, beginning in 2003, adopted extensive early warning defect reporting requirements. Regulations regarding tire-pressure monitoring systems were strengthened in 2005.

Legislation on a transportation budget plan promoting a safe and efficient vehicle safety program for drivers, the Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users (SAFETEA-LU) was passed in August 2005. The legislation requires the NHTSA to propose and issue safety standards to reduce rollover accidents, to complete the creation of standards for the reduction of vehicle passengers released from cars at the time of rollover accidents, to upgrade door lock standards, to complete the upgrade of roof crash standards, to decide on the side impact protection standards for passengers in all seat locations, to review seat belt wearing technology and complete a study that includes a proposal for improving the rate of seat belt usage, to establish standards to display New Car Assessment Program ratings on new car labels, and to complete the upgrade of the standard for power windows that will require pulling up switches. Some actions have already been taken and completed in response to the above requirements.

In February 2008, legislation to prevent non-traffic related injuries to young children caused by vehicles, the “Cameron Gulbransen Kids Transportation Safety Act”, was passed. The legislation requires the NHTSA to make rules to ensure safety on all passenger vehicles, including the following: (1) to consider requiring features that will prevent children from getting caught in power windows and decide on the standards or on the discontinuance of the establishment of standards (by August 30, 2010); (2) to begin drafting standards for rearward visibility to prevent children from being struck by backing vehicle and finalize the standards (by February 28, 2011); and (3) to require brake shift interlock systems, currently a voluntary regulation, after September 1, 2010.

In April 2010, the Motor Vehicle Safety Act of 2010 (the “2010 Safety Act”), which includes the brake-override standard, was submitted to Congress, but has not yet been deliberated by the House or Senate floor, and only the alert sound requirement for hybrid and electric vehicles was signed into law. However, even without the enactment of the 2010 Safety Act, NHTSA has begun to consider the revision of the Federal Motor Vehicle Safety Standards and Regulations.

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

European, Canadian and Other Standards

In Europe, following the White Paper “European Transport Policy for 2010: Time to Decide” adopted in 2001, which targets halving the number of deaths caused by road accidents by 2010, various groups in different fields have conducted research and analyses.

As a next-generation policy, the “Traffic Safety Policy from 2011 to 2020” was newly adopted by the board of directors at the end of fiscal 2010. The policy aims to reduce fatalities from traffic accidents by half over the next 10 years, starting in 2010. Because the built-in effectiveness of the new technical system depends on users’ behavior, user instructions, training, and traffic law enforcement are crucial. However, with road safety systems, human error as well as inappropriate behavior needs to be corrected. Seven goals were established in order to consider the steps necessary to prevent and control the negative impact of human error, with a strong focus on vulnerable road users (pedestrians, cyclists, etc.). The topics to be discussed are speed limits for small commercial vehicles, installing alcohol interlocks for specific vehicles, the introduction and promotion of the newest technologies, such as ITS for road security, as well as road departure warnings, preventative rear-end collision warnings, a pedestrian detection system, the proliferation of automatic emergency alarm systems (eCall), and the enhanced safety of motorcycles and EVs.

Regarding the spread of eCall, although details such as method of regulation have not yet been decided, there is a possibility that it may become mandatory within the framework of “Whole Vehicle Type Approval” in the future. However, the governing body in charge of legislation, the European Commission Enterprise Directorate General, indicates that maintaining infrastructure such as a communications base in different countries is necessary as well as the promotion of on-board eCall. This matter is currently in ongoing discussion and consideration.

The European Commission and the ACEA have established CARS 21, a High Level Group that aims to strengthen the competitiveness of the European automotive industry, and examined the recommendations with the legal framework of a decade later in mind. The CARS 21 final report issued at the end of 2005 contains recommendations relating to the simplification of legislation and road safety, among other issues, and indicates a Ten Year Roadmap, and in February 2007, the European Commission issued a communication regarding the CARS 21 final report, in which concrete action plans for future legislation were announced, and much legislation had proceeded.

In October 2010, CARS 21 issued another newsletter for the purpose of explaining the European Commission’s “2020 Strategy”, which aims for the realization of high-level, sustainable and comprehensive growth. The High Level Group is planned to convene in the spring of 2012 along with the release of its final report.

In 2009, based on the CARS 21 final report released in February 2007, the European Commission enacted a new regulation and established a simplified framework, repealing more than 50 existing European Commission directives and replacing them with a single regulation aimed at incorporating the United Nations standards. The new regulation also requires the adoption of advanced safety systems. The incorporation of the United Nations standards will commence in 2012, and as to new regulations on advanced safety systems, the European Commission plans to require new model cars from 2011 to have electronic stability control systems, to introduce regulations relating to low rolling resistance tires in 2013, to require tire pressure monitoring systems starting in 2012 and to require heavy vehicles to have advanced emergency braking systems and lane departure warning systems from 2013. The United Nations is currently evaluating the technical requirements for these advanced safety systems led by the European Commission.

From April 2009, the criteria for whole vehicle type approval were extended to cover all new road vehicles, and are being phased in over five years depending on vehicle category. Furthermore, these categories (especially those for passenger and small commercial vehicles) must be verified, and are planned to be extended in 2011. Through the extension, the criteria will become applicable to small commercial vehicles, with a possibility that vehicles currently classified as small commercial vehicles will become classified as passenger vehicles.

Vehicle safety regulations in Canada are similar to those in the United States. Among the ASEAN countries, in 2006, Thailand and Malaysia acceded to the 1958 agreement of the United Nations regarding safety regulations and both countries plan to develop a legal system in order to incorporate ECE Regulations into domestic laws. Vietnam, Singapore, Indonesia and the Philippines will soon follow suit by acceding to the 1958 agreement, whereby ASEAN countries will be required to comply with the ECE Regulations. Countries in South America and the Middle East have also adopted automobile safety regulations, with South America generally following standards set by the United Nations, ECE or the United States, and the Middle East basing their domestic laws primarily on international regulations or legal standards.

Chinese Standards

Vehicle safety laws in China were drafted with reference to the ECE Regulations and cover the same matters as the ECE Regulations. However, these laws also include unique provisions which take into account the distinctive characteristics of the Chinese market environment and differ from the ECE Regulations. As for future safety regulations, standards related to electric vehicle collision safety equipment, such as airbags, are currently in planning.

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

In February 2003, the Soil Contamination Countermeasures Law became effective in Japan. The Soil Contamination Countermeasures Law requires that land owners conduct contamination testing and submit a report at the time they cease to use hazardous substances, such as in connection with the sale of a former factory, or if there is a possibility of health hazards due to land contamination. If it is found that land contamination exceeds a certain level, the relevant prefectural authority designates the area considered to be contaminated and orders the land owner to take necessary measures. Toyota is suitably managing its land in accordance with the same law. In addition, the Law on Recycling of End-of-Life Vehicles was promulgated in July 2002. Under the Law on Recycling of End-of-Life Vehicles, vehicle manufacturers are required to take back and recycle specified materials (automotive shredder residues, air bags and fluorocarbons) of end-of-life vehicles and the provisions concerning such obligations of vehicle manufacturers became effective in January 2005. Toyota has coordinated with relevant parties to establish a vehicle take-back and recycle system throughout Japan. As a result, in fiscal 2011, Toyota achieved a recycling rate of 85% for automobile shredder residue (the legal requirement being 50%) and 94% for air bags (the legal requirement being 85%) and reached the targets set forth in this law.

U.S. Standards

Toyota’s assembly, manufacturing and other operations in the United States are subject to a wide range of environmental regulation under the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Pollution Prevention Act and the Toxic Substances Control Act. Toyota is also subject to a variety of state legislation that parallels, and in some cases imposes more stringent obligations than, federal requirements. These federal and state regulations impose severe restrictions on air- and water-borne discharges of pollution from Toyota facilities, the handling of hazardous materials at Toyota facilities and the disposal of wastes from Toyota operations. Toyota is subject to many similar requirements in its operations in Europe, Canada and other countries.

Moreover, the EPA has promulgated more stringent National Ambient Air Quality Standards for Ozone and Particulate Matter, which define strategies needed to attain the new standards. Toyota expects growing pressure in the next several years to further reduce emissions from motor vehicles and manufacturing facilities.

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

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2011. The amount of estimated liability may change depending on the legislation that will be enacted and subject to other circumstances. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

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

Research and Development

Toyota’s research and development activities focus on the environment and energy, safety, IT/ITS technology and product development. For a detailed discussion of the company’s research and development policies for the last three years, see “Operating and Financial Review and Prospects — Research and Development, Patents and Licenses”.

The following table provides information for Toyota’s principal research and development facilities.

Facility	Principal Activity
Japan

Toyota Technical Center	Product planning, design, evaluation, development of prototypes

Tokyo Design Research & Laboratory	Research of advanced styling designs

Higashi-Fuji Technical Center	Advanced research and development

Shibetsu Proving Ground	Vehicle testing and evaluation

Tokyo Development Center	Advanced development of electronics

United States

Toyota Motor Engineering and Manufacturing North America, Inc.	North American production and product planning, upper body planning, evaluation

Calty Design Research, Inc.	Design

Toyota Research Institute of North America (TRI-NA)	Advanced research relating to “energy and environment”, “safety” and “mobility infrastructure”

Europe

Toyota Motor Europe NV/SA	Upper body planning for European production, advanced research

Toyota Europe Design Development S.A.R.L.	Design

Toyota Motorsport GmbH	Development of motor sports vehicles

Asia Pacific

Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Production, planning and evaluation of vehicles that are produced in Australia and Asia

Toyota Technical Center Asia Pacific Australia PTY, Ltd.	Production, planning and evaluation of vehicles that are produced in Australia and Asia

China

Toyota Motor Engineering and Manufacturing (China) Co., Ltd.	Research of new, low-energy vehicle technology, vehicle evaluation and quality assurance in China

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

Components and Parts, Raw Materials and Sources of Supply

Toyota purchases parts, components, raw materials, equipment and other multiple from several competing suppliers located around the world. Toyota works closely with its suppliers to purchase on the most favorable terms possible. Toyota believes that this policy encourages technological innovation, cost reduction and other measures to strengthen its vehicle competitiveness. No single supplier accounted for more than 5% of Toyota’s consolidated purchases of raw materials, parts and equipment during fiscal 2011, except for Denso Corporation, an affiliate of Toyota, which supplied approximately 10% of Toyota’s purchases during fiscal 2011. Toyota plans to continue purchases based on the same principle and does not anticipate any difficulty in obtaining stable supplies in the foreseeable future.

Because Toyota had more than 50 overseas operations in 26 countries and regions as of March 31, 2011, procurement of parts and components is being carried out not only locally in the country of the production site but also from third countries, and the distribution network has become increasingly more complex. In order to realize timely and efficient distribution at the same time as keeping total costs at a minimum, Toyota is promoting efforts to optimize each stage of the supply-chain. To this end, Toyota has developed a standardized system of global distribution and is supporting the operation of the system at each production base. The use of the global distribution system aims at implementing parts procurement that meets changes in vehicle production in a timely manner. These varying efforts, combined together, have led to maximized customer satisfaction, as well as to building a good working relationship with Toyota’s suppliers.

Toyota has placed ongoing efforts into other methods for pursuing the commoditization of components and parts used in various vehicle models. This includes minimizing the differences between models and reducing the number of parts used for each model. Toyota uses a shared global database in order to purchase parts and materials from the most competitive supplier among Toyota factories located in various areas worldwide. By doing so, Toyota aims to boost the efficiency of its sourcing from external suppliers. In addition, Toyota is working on a cost reduction measure referred to as ‘RR-CI activities’. RR-CI activities aim to improve competitive power through thorough localization, promoting diversity and commoditizing and manufacturing reformulation together with producing commercial products to match customers’ needs in each area, and for each car classification. Emergency value analysis (VA) activity that began in 2008 implements cost reductions as part of a unified effort with suppliers for the various types of vehicles already on sale. Toyota has been working on constant, company-wide VA activities since the beginning of fiscal 2010.

The market price of raw materials such as steel temporarily fell, but has again shown an upward tendency. Toyota is continually promoting cost reduction efforts, such as reducing the amount of raw materials it uses.

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

Capital Expenditures and Divestitures

Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2008 and March 31, 2011, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (billions of yen)	Location	Method of Financing
Investment primarily in technology and products by Toyota Motor Corporation	736.9	Japan	Internal funds, proceeds from issuance of bonds, etc.

Investment primarily in technology and products by Hino Motors, Ltd.	89.6	Japan	Internal funds

Investment primarily in technology and products by Primearth EV Enegy Co., Ltd.	84.1	Japan	Internal funds

Investment primarily in technology and products by Toyota Motor Kyushu, Inc.	70.2	Japan	Internal funds

Investment primarily in technology and products by Daihatsu Motor Co., Ltd.	64.1	Japan	Internal funds

Investment primarily in technology and products by Toyota Auto Body Co., Ltd.	55.3	Japan	Internal funds

Investment primarily in technology and products by Central Motor Co., Ltd.	40.6	Japan	Internal funds

Investment primarily in technology and products by Kanto Auto Works, Ltd.	26.6	Japan	Internal funds

Investment to promote localization by Toyota Motor Manufacturing Canada Inc.	109.2	Canada	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Indiana, Inc.	85.7	United States	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	79.6	United States	Internal funds

Investment to promote localization by Toyota Motor Europe NV/SA.	66.4	Belgium	Internal funds

Investment to promote localization by Toyota Motor Manufacturing, Mississippi, Inc.	49.0	United States	Internal funds

Investment to promote localization by Toyota Kirloskar Motor Private Ltd.	48.5	India	Internal funds

Investment to promote localization by Toyota Motor Corporation Australia Ltd.	36.7	Australia	Internal funds

Investment to promote localization by Toyota do Brasil Ltda.	33.7	Brazil	Internal funds

Investment primarily in leased automobiles by Toyota Motor Credit Corporation	2,480.8	United States	Internal funds and borrowings

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2011 and March 2012, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (billions of yen)	Location	Method of Financing
Investment primarily in manufacturing facilities by Toyota Motor Corporation	169.9	Japan	Internal funds

Investment primarily in manufacturing facilities by Hino Motors, Ltd.	45.9	Japan	Internal funds

Investment primarily in manufacturing facilities by Toyota do Brasil Ltda.	37.5	Brazil	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Thailand Co., Ltd.	33.8	Thailand	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Corporation Australia Ltd.	26.1	Australia	Internal funds

Investment primarily in manufacturing facilities by Daihatsu Motor Co., Ltd.	20.0	Japan	Internal funds

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

Sorocaba Plant. In August 2010, Toyota decided to construct a vehicle plant in Sorocaba, Brazil. This plant is expected to produce the Etios small vehicle introduced in India with an annual production capacity of 70 thousand units. The plant is expected to commence production in late 2012.

Toyota does not collect information on the amount of expenditures already paid for each plant under construction because Toyota believes that it is difficult and it would require unreasonable effort or expense to identify and categorize each expenditure item with reasonable accuracy as past and future expenditures. Toyota’s construction projects consist of numerous expenditures, each of which is continually being adjusted and incurred in variable and constantly changing amounts as part of the overall work-in-progress.

Seasonality

Toyota has historically experienced slight seasonal fluctuations in unit sales. Generally, Toyota’s unit sales levels are highest in March. In fiscal 2010 and fiscal 2011, Toyota’s unit sales levels were highest in March of each year, with approximately 10% to 11% of annual unit sales generated during that month, and for each of the remaining months, its unit sales have generated approximately 7% to 9% of its annual unit sales. Fiscal 2009 was an exception, as the rapid contraction of automotive markets had a greater impact on sales than seasonal fluctuations.

Legal Proceedings

Product Recalls

From time to time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe and China certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system (ABS) in certain vehicles models including the Prius. Set forth below is a description of various claims, lawsuits and government investigations involving Toyota in the United States relating to these recalls and other safety measures.

Class Action and Consolidated Litigation

There are approximately 200 putative class actions that have been filed since November 2009 alleging that certain Toyota, Lexus and Scion vehicles contain defects that lead to unintended acceleration. Many of the putative class actions allege that malfunctions involving the floor mats and accelerator pedals do not cover the full scope of possible defects related to unintended acceleration. Rather, they allege that Electronic Throttle Control System-intelligent (ETCS-i) is the true cause and that Toyota has failed to inform consumers despite its awareness of the problem. In general, these cases seek recovery for the alleged diminution in value of the vehicles, injunctive and other relief. In April 2010, the approximately 190 federal cases were consolidated for pretrial proceedings into a single multi-district litigation in the United States District Court for the Central District of California. In addition, of the approximately 325 individual product liability personal injury cases relating to unintended acceleration pending against Toyota, the federal cases have been or are likely to be consolidated into the multi-district litigation. The remaining individual product liability personal injury cases relating to unintended acceleration remain pending in various state courts in the United States. This consolidated federal action suit is in its early stages and has included document production, depositions and various motions.

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

Beginning in February 2010, Toyota has also been sued in approximately 20 putative class actions alleging defects in the antilock braking systems in various hybrid vehicles that cause the vehicles to fail to stop in a timely manner when driving in certain road conditions. The plaintiffs seek an order requiring Toyota to repair the vehicles and claim that all owners and lessees of vehicles, including those for which recalls have been implemented, should be compensated for the defects related to the antilock braking systems. These cases have been consolidated into two actions, one in federal court in the United States District Court for the Central District of California and one in state court in the Los Angeles County Superior Court.

In February to April 2010, Toyota was also sued in six putative shareholder class actions on behalf of investors in Toyota ADSs and common stock. The cases have been consolidated into a single action in the United States District Court for the Central District of California, and a lead plaintiff has been appointed. The consolidated complaint, filed October 4, 2010, alleges violations of the Securities Exchange Act of 1934 and Japan’s Financial Instruments and Exchange Act on the basis that defendants made statements that were false or misleading in that they failed to disclose problems with, or the causes of, unintended acceleration in a number of vehicle models. Plaintiffs seek monetary damages in an amount to be proven at trial, interest and attorneys’ fees and costs.

On May 21, 2010, a shareholder derivative action was filed against certain officers and directors of Toyota in the Superior Court of the State of California, County of Los Angeles. The complaint alleged that the defendants breached their fiduciary duties of care and loyalty in their handling of design defects in Toyota vehicles, alleging facts similar to those alleged in the securities class action. On April 20, 2011, the Court issued an order dismissing the case and entered judgment in favor of defendants.

On July 22, 2010, Toyota was sued in the Superior Court of the State of California, County of Los Angeles in a putative bondholder class action filed on behalf of purchasers of Toyota and Toyota Motor Credit Corporation bonds traded on foreign securities exchanges. The complaint alleges violations of California securities law, fraud, breach of fiduciary duty, and other state law claims. On September 15, 2010, Toyota removed the putative bondholder class action to the United States District Court for the Central District of California. On January 10, 2011, the District Court issued an order dismissing the case with prejudice, and entered judgment in favor of defendants. Plaintiff has filed a notice of appeal to the United States Circuit Court of Appeals for the Ninth Circuit.

Toyota believes that it has meritorious defenses to all of the cases and will vigorously defend against them.

Government Investigations

In February 2010, Toyota received a subpoena from the U.S. Attorney for the Southern District of New York and a voluntary request and subpoena from the U.S. Securities and Exchange Commission (“SEC”). The subpoenas and the voluntary request primarily seek documents related to unintended acceleration and certain financial records. This is a coordinated investigation and has included interviews of Toyota and non-Toyota witnesses, as well as production of documents. In June 2010, Toyota received a second voluntary request and subpoena from the SEC and a subpoena from the U.S. Attorney for the Southern District of New York. The subpoenas and the voluntary request primarily seek production of documents related to the recalls of the steering relay rod.

During the first two quarters of calendar year 2010, Toyota received four inquires from the NHTSA. The first two, TQ10-001 and TQ10-002, address the timing of the announcement of the recalls related to floor mat entrapment and sticking accelerator pedals, respectively. The third, RQ10-003, addresses the scope of the recalls and unintended acceleration generally. On April 19, 2010, Toyota and NHTSA announced a settlement resolving TQ10-002 pursuant to which Toyota paid $16.4 million to the U.S. Treasury. Toyota denied the allegations that it violated the Safety Act or its implementing regulations but agreed to the settlement to avoid a protracted dispute and to concentrate on regaining customer confidence.

On May 10, 2010, Toyota received an inquiry from NHTSA on the timing of its announcement of the 2005 recall of certain pickup trucks and sport utility vehicles for a possible issue with the steering relay rod (TQ10-004). On December 21, 2010, Toyota and NHTSA announced that they had reached a settlement with respect to TQ10-001 and TQ10-004 pursuant to which Toyota paid approximately $32.4 million in the aggregate to the U.S. Treasury. As in the April 2010 settlement resolving TQ10-002, Toyota denied that it violated the Safety Act or its implementing regulations but agreed to the settlement to avoid a protracted dispute and to concentrate on regaining customer confidence. In addition, on March 1, 2011, RQ10-003 was officially resolved.

Toyota has also received subpoenas and formal and informal requests from various states’ attorneys general, including the Executive Committee for a group of 28 states’ attorney general, and certain local governmental agencies regarding various recalls, the facts underlying its recent recalls and customer handling related to those recalls.

Toyota is cooperating with the government agencies in their investigations, which, except as noted above, are ongoing.

The recalls and other safety measures described above have led to a number of claims, lawsuits and government investigations against Toyota in the United States as set forth in the preceding paragraphs. Amounts accrued as of March 31, 2011 related to these legal proceedings and governmental investigations are not material to Toyota’s financial position, results of operations, or cash flow. Toyota cannot currently estimate its potential liability, damages or range of potential loss, if any, beyond the amounts accrued; however, the resolution of these matters could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

United States Antitrust Proceedings

In early 2003, Toyota, GM, Ford, Daimler Chrysler, Honda, Nissan, BMW and their sales subsidiaries in the Unites States and Canada, as well as the National Automobile Dealers Association and the Canadian Automobile Dealers Association, were named as defendants in approximately 85 purported federal and state class action lawsuits on behalf of all purchasers of new motor vehicles who purchased their vehicles in the United States on or after January 1, 2001. As of April 1, 2005, the federal lawsuits were consolidated in the State of Maine, and lawsuits in the State of California and the State of New Jersey were also consolidated within the respective states (lawsuits in the state courts have been stayed until the federal lawsuits proceed).

The complaints allege that the defendants violated the Sherman Antitrust Act or state antitrust law by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market, resulting in higher prices to United States consumers. Toyota believes that its actions have been lawful. In the interest of resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs in February 2006. The settlement agreement remains subject to court approval. In the meantime, the federal court granted summary judgment in favor of the remaining defendants and the time to appeal has lapsed. Current activity is centered in the California state courts, although that action is stayed against Toyota pending a ruling on the pending Toyota settlement. In February 2011, the federal court held a hearing with respect to approval of Toyota’s settlement agreement. If final approval is granted, that approval should resolve this matter for Toyota.

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

4.C ORGANIZATIONAL STRUCTURE

As of March 31, 2011, Toyota Motor Corporation had 270 Japanese subsidiaries and 241 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
Toyota Financial Services Corporation	Japan	100.00	100.00
Hino Motors, Ltd.	Japan	50.21	50.77
Toyota Motor Kyushu, Inc.	Japan	100.00	100.00
Daihatsu Motor Co., Ltd.	Japan	51.35	51.64
Toyota Finance Corporation	Japan	100.00	100.00
Toyota Auto Body Co., Ltd.	Japan	56.28	56.84
Kanto Auto Works, Ltd.	Japan	50.47	50.83
Toyota Motor Engineering & Manufacturing North America, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00	100.00
Toyota Motor North America, Inc.	United States	100.00	100.00
Toyota Motor Credit Corporation	United States	100.00	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Texas, Inc.	United States	100.00	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00	100.00
Toyota Motor Manufacturing Canada Inc.	Canada	100.00	100.00
Toyota Credit Canada Inc.	Canada	100.00	100.00
Toyota Motor Europe NV/SA	Belgium	100.00	100.00
Toyota Kreditbank GmbH	Germany	100.00	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00	100.00
Toyota Motor Manufacturing (UK) Ltd.	United Kingdom	100.00	100.00
Toyota (GB) PLC	United Kingdom	100.00	100.00
OOO “TOYOTA MOTOR”	Russia	100.00	100.00
Toyota Motor (China) Investment Co., Ltd.	China	100.00	100.00
P.T. Toyota Motor Manufacturing Indonesia	Indonesia	95.00	95.00
Toyota Motor Asia Pacific Pte Ltd.	Singapore	100.00	100.00
Kuozui Motors, Ltd.	Taiwan	70.00	70.00
Toyota Motor Thailand Co., Ltd.	Thailand	86.43	86.43
Toyota Leasing (Thailand) Co., Ltd.	Thailand	82.94	82.94
Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Thailand	100.00	100.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00	100.00
Toyota Finance Australia Ltd.	Australia	100.00	100.00
Toyota Argentina S.A.	Argentina	100.00	100.00
Toyota do Brasil Ltda.	Brazil	100.00	100.00
Toyota South Africa Motors (Pty) Ltd.	South Africa	100.00	100.00

4.D PROPERTY, PLANTS AND EQUIPMENT

As of March 31, 2011, Toyota and its affiliates produce automobiles and related components through more than 50 manufacturing organizations in 26 countries and regions around the world. The facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Czech Republic, Thailand, China, Taiwan, South Africa, Australia, Argentina and Brazil.

In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

The following table sets forth information, as of March 31, 2011, with respect to Toyota’s principal facilities and organizations, all of which are owned by Toyota Motor Corporation or its subsidiaries. However, small portions, all under approximately 20%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Floor Space (thousand square meters)	Principal Products or Functions
Japan

Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	1,380	Research and Development
Tahara Plant	Tahara City, Aichi Pref.	1,180	Automobiles
Motomachi Plant	Toyota City, Aichi Pref.	990	Automobiles
Takaoka Plant	Toyota City, Aichi Pref.	730	Automobiles
Tsutsumi Plant	Toyota City, Aichi Pref.	620	Automobiles
Kamigo Plant	Toyota City, Aichi Pref.	570	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	490	Automobile parts
Kinu-ura Plant	Hekinan City, Aichi Pref.	400	Automobile parts
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref.	310	Research and Development
Nagoya Office	Nagoya City, Aichi Pref.	50	Office
Daihatsu Motor Co., Ltd.	Ikeda City, Osaka, etc.	1,030	Automobiles
Toyota Auto Body Co., Ltd.	Kariya City, Aichi Pref., etc.	1,000	Automobiles
Hino Motors, Ltd.	Hino City, Tokyo, etc.	960	Automobiles
Toyota Motor Kyushu, Inc.	Miyawaka City, Fukuoka Pref., etc.	700	Automobiles
Kanto Auto Works, Ltd.	Susono City, Shizuoka Pref., etc.	400	Automobiles

Outside Japan

Toyota Motor Sales, U.S.A., Inc.	California, U.S.A.	860	Sales facilities
Toyota Motor Manufacturing, Kentucky, Inc.	Kentucky, U.S.A.	700	Automobiles
Toyota Motor Manufacturing, Canada, Inc.	Ontario, Canada	450	Automobiles
Toyota Motor Manufacturing, Indiana, Inc.	Indiana, U.S.A.	370	Automobiles
Toyota Motor Corporation Australia, Ltd.	Victoria, Australia	230	Automobiles

Toyota is constantly engaged in upgrading, modernizing and revamping the operations of its manufacturing facilities, based on its assessment of market needs and prospects. To respond flexibly to fluctuations in demand in each of its production operations throughout the world, Toyota continually reviews and implements appropriate production measures such as revising takt time and adjusting days of operation. As a result, Toyota believes it would require unreasonable effort to track the exact productive capacity and the extent of utilization of each of its manufacturing facilities with a reasonable degree of accuracy.

As of March 31, 2011, property, plant and equipment having a net book value of approximately ¥57,237 million was pledged as collateral securing indebtedness incurred by Toyota Motor Corporation’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.

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

Overview

The business segments of Toyota include automotive operations, financial services operations and all other operations. Automotive operations are Toyota’s most significant business segment, accounting for 89% of Toyota’s total revenues before the elimination of intersegment revenues for fiscal 2011. Toyota’s primary markets based on vehicle unit sales for fiscal 2011 were: Japan (26%), North America (28%), Europe (11%) and Asia (17%). Japan’s economy suffered greatly from the effects of the Great East Japan Earthquake that occurred on March 11, 2011, and its aftermath (collectively, the “Great East Japan Earthquake”). Toyota experienced impacts on its production in the latter half of March 2011. This also had an effect on Toyota’s results of operations in fiscal 2011, particularly in terms of damages on several types of assets such as inventories and an increase in provision for credit losses. The following analysis describes these impacts. See “Information on the Company — Business Overview —” for more detailed information of the Great East Japan Earthquake.

Automotive Market Environment

The worldwide automotive market is highly competitive and volatile. The demand for automobiles is affected by a number of factors including social, political and general economic conditions; introduction of new vehicles and technologies; and costs incurred by customers to purchase or operate vehicles. These factors can cause consumer demand to vary substantially in different geographic markets and for different types of automobiles.

During fiscal 2011, the automotive market expanded especially in emerging countries such as China, and technological development and new product launches have accelerated, primarily due to increased consumer demand for the compact and low-price vehicles and heightened worldwide environmental awareness.

The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market based on location of customers for the past three fiscal years.

	Thousands of units
	Year Ended March 31,
	2009	2010	2011
Japan	1,945	2,163	1,913
North America	2,212	2,098	2,031
Europe	1,062	858	796
Asia	905	979	1,255
Other*	1,443	1,139	1,313

Overseas total	5,622	5,074	5,395

Total	7,567	7,237	7,308

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

During fiscal 2010, Toyota’s consolidated vehicle unit sales in Japan increased as compared with the prior fiscal year reflecting frequent introduction of new products and sales efforts of domestic dealers. During fiscal 2011, market conditions in Japan deteriorated as compared with the prior fiscal year. Despite this, Toyota and Lexus brands’ market share in Japan excluding mini-vehicles was 47.3%, and Toyota’s market share (including Daihatsu and Hino brands) in Japan including mini-vehicles was 43.7%, both maintaining the high level of market share in Japan from the prior fiscal year. Overseas consolidated vehicle unit sales decreased during fiscal 2010, whereas they increased during fiscal 2011. During fiscal 2010, total overseas vehicle unit sales decreased, particularly in Europe, despite an increase in Asia. During fiscal 2011, vehicle unit sales increased in Asia and Other.

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

The profitability of Toyota’s automotive operations is affected by many factors. These factors include:

•	vehicle unit sales volumes,

•	the mix of vehicle models and options sold,

•	the level of parts and service sales,

•	the levels of price discounts and other sales incentives and marketing costs,

•	the cost of customer warranty claims and other customer satisfaction actions,

•	the cost of research and development and other fixed costs,

•	the prices of raw materials,

•	the ability to control costs,

•	the efficient use of production capacity,

•	the adverse effect on production due to the reliance on various suppliers for the provision of supplies,

•	the adverse effect on market, sales and productions of natural calamities and interruptions of social infrastructure, and

•	changes in the value of the Japanese yen and other currencies in which Toyota conducts business.

Changes in laws, regulations, policies and other governmental actions can also materially impact the profitability of Toyota’s automotive operations. These laws, regulations and policies include those attributed to environmental matters, vehicle safety, fuel economy and emissions that can add significantly to the cost of vehicles. The European Union has enforced a directive that requires manufacturers to be financially responsible for taking back end-of-life vehicles and to take measures to ensure that adequate used vehicle disposal facilities are established and those hazardous materials and recyclable parts are removed from vehicles prior to scrapping. See “Legislation Regarding End-of-Life Vehicles”, “Information on the Company — Business Overview — Governmental Regulation, Environmental and Safety Standards” and note 23 to the consolidated financial statements for a more detailed discussion of these laws, regulations and policies.

Many governments also regulate local content, impose tariffs and other trade barriers, and enact price or exchange controls that can limit an automaker’s operations and can make the repatriation of profits unpredictable. Changes in these laws, regulations, policies and other governmental actions may affect the production, licensing, distribution or sale of Toyota’s products, cost of products or applicable tax rates. Toyota is currently one of the defendants in purported national class actions alleging violations of the U.S. Sherman

Antitrust Act. Toyota believes that its actions have been lawful. In order to avoid a protracted dispute, however, Toyota entered into a settlement agreement with the plaintiffs at the end of February 2006. The settlement agreement is pending the approval of the federal district court, and immediately upon approval the plaintiffs will be required under the terms of the settlement agreement to withdraw all pending actions against Toyota in the federal district court as well as all state courts and all related actions will be closed. From time-to-time when potential safety problems arise, Toyota issues vehicle recalls and takes other safety measures including safety campaigns with respect to its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus brands’ vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe and China certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a recall in markets including Japan, North America and Europe related to the braking control system in certain vehicle models including the Prius. The recalls and other safety measures described above have led to a number of claims, lawsuits and government investigations against Toyota in the United States. For a more detailed description of these claims, lawsuits and government investigations, see note 23 to the consolidated financial statements.

The worldwide automotive industry is in a period of global competition which may continue for the foreseeable future, and in general the competitive environment in which Toyota operates is likely to intensify. Toyota believes it has the resources, strategies and technologies in place to compete effectively in the industry as an independent company for the foreseeable future.

Financial Services Operations

The competition of worldwide automobile financial services industry is intensifying despite the recovery trend in the automotive markets. As competition increases, margins on financing transactions may decrease and market share may also decline as customers obtain financing for Toyota vehicles from alternative sources.

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

Toyota’s financial assets decreased during fiscal 2011 due to the unfavorable impact of fluctuations in foreign currency translation rates.

The following table provides information regarding Toyota’s finance receivables and operating leases in the past two fiscal years.

	Yen in millions
	March 31,
	2010	2011
Finance Receivables
Retail	¥7,162,082	¥7,128,453
Finance leases	1,232,508	1,123,188
Wholesale and other dealer loans	2,051,301	1,990,557

	10,445,891	10,242,198
Deferred origination costs	109,747	104,391
Unearned income	(482,983)	(496,235)
Allowance for credit losses
Retail	(160,351)	(92,199)
Finance leases	(36,917)	(36,024)
Wholesale and other dealer loans	(35,211)	(28,580)

	(232,479)	(156,803)

Total finance receivables, net	9,840,176	9,693,551
Less – Current portion	(4,209,496)	(4,136,805)

Noncurrent finance receivables, net	¥5,630,680	¥5,556,746

Operating Leases
Vehicles	¥2,516,948	¥2,404,032
Equipment	96,300	87,914

	2,613,248	2,491,946
Less – Accumulated depreciation	(791,169)	(662,255)

Vehicles and equipment on operating leases, net	¥1,822,079	¥1,829,691

Toyota’s finance receivables are subject to collectability risks. These risks include consumer and dealer insolvencies and insufficient collateral values (less costs to sell) to realize the full carrying values of these receivables. See discussion in “Critical Accounting Estimates — Allowance for Doubtful Accounts and Credit Losses” and note 11 to the consolidated financial statements.

Toyota continues to originate leases to finance new Toyota vehicles. These leasing activities are subject to residual value risk. Residual value losses could be incurred when the lessee of a vehicle does not exercise the option to purchase the vehicle at the end of the lease term. See discussion in “Critical Accounting Estimates — Investment in Operating Leases” and note 2 to the consolidated financial statements.

Toyota enters into interest rate swap agreements and cross currency interest rate swap agreements to convert its fixed-rate debt to variable-rate functional currency debt. A portion of the derivative instruments are entered into to hedge interest rate risk from an economic perspective and are not designated as a hedge of specific assets or liabilities on Toyota’s consolidated balance sheet and accordingly, unrealized gains or losses related to derivatives that are not designated as a hedge are recognized currently in operations. See discussion in “Critical Accounting Estimates — Derivatives and Other Contracts at Fair Value” and “Quantitative and Qualitative Disclosures about Market Risk” and note 20 to the consolidated financial statements.

The fluctuations in funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs decreased during fiscal 2010 and 2011, mainly as a result of lower interest rates.

Toyota launched its credit card business in Japan in April 2001. As of March 31, 2010, Toyota had 7.7 million cardholders, an increase of 0.6 million cardholders compared with March 31, 2009. As of March 31, 2011, Toyota had 8.9 million cardholders, an increase of 1.2 million cardholders compared with March 31, 2010. The credit card receivables at March 31, 2010 increased by ¥30.8 billion from March 31, 2009 to ¥255.4 billion. The credit card receivables at March 31, 2011 increased by ¥8.1 billion from March 31, 2010 to ¥263.5 billion.

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

Currency Fluctuations

Toyota is affected by fluctuations in foreign currency exchange rates. In addition to the Japanese yen, Toyota is exposed to fluctuations in the value of the U.S. dollar and the euro and, to a lesser extent, the Australian dollar, the Canadian dollar, the British pound, and others. Toyota’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk.

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

Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles. In calendar 2009 and 2010, Toyota produced 64.5% and 73.4% of Toyota’s non-domestic sales outside Japan, respectively. In North America, 60.0% and 72.6% of vehicles sold in calendar 2009 and 2010 respectively were produced locally. In Europe, 57.0% and 59.0% of vehicles sold in calendar 2009 and 2010 respectively were produced locally. Localizing production enables Toyota to locally purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.

Toyota also enters into foreign currency transactions and other hedging instruments to address a portion of its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations, which in some years can be significant. See notes 20 and 21 to the consolidated financial statements for additional information.

Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income attributable to Toyota Motor Corporation. A strengthening of the Japanese yen against other currencies has the opposite effect. In fiscal 2010 and 2011, the Japanese yen was on average and at the end of the fiscal year stronger against the U.S. dollar and the euro in comparison to the prior fiscal year. See further discussion in “Quantitative and Qualitative Disclosures about Market Risk — Market Risk Disclosures — Foreign Currency Exchange Rate Risk”.

During fiscal 2010 and 2011, the average exchange rate of the Japanese yen strengthened against the major currencies including the U.S. dollar and the euro compared with the average exchange rate of the prior fiscal year. The operating results excluding the impact of currency fluctuations described in “Results of Operations — Fiscal 2011 Compared with Fiscal 2010” and “Results of Operations — Fiscal 2010 Compared with Fiscal 2009” show results of net revenues obtained by applying the Japanese yen’s average exchange rate in the previous fiscal year to the local currency-denominated net revenues for fiscal 2010 and 2011, respectively, as if the value of the Japanese yen had remained constant for the comparable periods. Results excluding the impact of currency fluctuations year-on-year are not on the same basis as Toyota’s consolidated financial statements and do not conform with U.S. GAAP. Furthermore, Toyota does not believe that these measures are a substitute for U.S. GAAP measures. However, Toyota believes that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

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

The management of the automotive operations is aligned on a functional basis with managers having oversight responsibility for the major operating functions within the segment. Management assesses financial and non-financial data such as vehicle unit sales, production volume, market share information, vehicle model plans and plant location costs to allocate resources within the automotive operations.

Geographic Breakdown

The following table sets forth Toyota’s net revenues in each geographic market based on the country location of the parent company or the subsidiaries that transacted the sale with the external customer for the past three fiscal years.

	Yen in millions
	Year ended March 31,
	2009	2010	2011
Japan	¥7,471,916	¥7,314,813	¥6,966,929
North America	6,097,676	5,583,228	5,327,809
Europe	2,889,753	2,082,671	1,920,416
Asia	2,450,412	2,431,648	3,138,112
Other*	1,619,813	1,538,613	1,640,422

*	“Other” consists of Central and South America, Oceania and Africa.

Results of Operations — Fiscal 2011 Compared with Fiscal 2010

	Yen in millions
	Year ended March 31,		2011 v. 2010 Change
	2010	2011	Amount	Percentage
Net revenues:
Japan	¥11,220,303	¥10,986,246	¥(234,057)	(2.1)%
North America	5,670,526	5,429,136	(241,390)	(4.3)
Europe	2,147,049	1,981,497	(165,552)	(7.7)
Asia	2,655,327	3,374,534	719,207	27.1
Other*	1,673,861	1,809,116	135,255	8.1
Intersegment elimination/unallocated amount	(4,416,093)	(4,586,841)	(170,748)	—

Total	18,950,973	18,993,688	42,715	0.2
Operating income (loss):
Japan	(225,242)	(362,396)	(137,154)	—
North America	85,490	339,503	254,013	297.1
Europe	(32,955)	13,148	46,103	—
Asia	203,527	312,977	109,450	53.8
Other*	115,574	160,129	44,555	38.6
Intersegment elimination/unallocated amount	1,122	4,918	3,796	338.3

Total	147,516	468,279	320,763	217.4
Operating margin	0.8%	2.5%	1.7%
Income before income taxes and equity in earnings of affiliated companies	291,468	563,290	271,822	93.3
Net margin from income before income taxes and equity in earnings of affiliated companies	1.5%	3.0%	1.5%
Equity in earnings of affiliated companies	45,408	215,016	169,608	373.5
Net income attributable to Toyota Motor Corporation	209,456	408,183	198,727	94.9
Net margin attributable to Toyota Motor Corporation	1.1%	2.1%	1.0%

*	“Other” consists of Central and South America, Oceania and Africa.

Net Revenues

Toyota had net revenues for fiscal 2011 of ¥18,993.6 billion, an increase of ¥42.7 billion, or 0.2%, compared with the prior fiscal year. This increase reflects the impact of increased vehicle unit sales and changes in sales mix of approximately ¥740.0 billion, as well as increased parts sales of ¥69.8 billion, partially offset by unfavorable impact of fluctuations in foreign currency translation rates of ¥801.3 billion. Excluding the difference in the Japanese yen value used for translation purposes of ¥801.3 billion, net revenues would have been approximately ¥19,794.9 billion during fiscal 2011, a 4.5% increase compared with the prior fiscal year. The automotive market in fiscal 2011 contracted by 6.6% in Japan compared with the prior fiscal year due to the decline in demand following the conclusion of subsidies for environmentally-friendly vehicles (“eco-car”) offered by the government as a part of its stimulus packages, as well as the impact of the Great East Japan Earthquake. However, the Asian automotive market marked a significant increase of 27.6% compared with the prior calendar year, reflecting the recovery trend of the Asian economy. Under these automotive market conditions, Toyota’s consolidated vehicle unit sales increased to 7,308 thousand vehicles by 1.0% compared with the prior fiscal year.

The table below shows Toyota’s net revenues from external customers by product category and by business.

	Yen in millions
	Year ended March 31,		2011 v. 2010 Change
	2010	2011	Amount	Percentage
Vehicles	¥14,309,595	¥14,507,479	¥197,884	1.4%
Parts and components for overseas production	355,273	335,366	(19,907)	(5.6)
Parts and components for after service	1,543,941	1,553,497	9,556	0.6
Other	978,499	926,411	(52,088)	(5.3)

Total Automotive	17,187,308	17,322,753	135,445	0.8
All Other	537,421	497,767	(39,654)	(7.4)

Total sales of products	17,724,729	17,820,520	95,791	0.5
Financial services	1,226,244	1,173,168	(53,076)	(4.3)

Total	¥18,950,973	¥18,993,688	¥42,715	0.2%

Toyota’s net revenues include net revenues from sales of products, consisting of net revenues from automotive operations and all other operations, that increased by 0.5% during fiscal 2011 compared with the prior fiscal year to ¥17,820.5 billion, and net revenues from financial services operations that decreased by 4.3% during fiscal 2011 compared with the prior fiscal year to ¥1,173.1 billion. Excluding the difference in the Japanese yen value used for translation purposes of ¥724.1 billion, net revenues from sales of products would have been ¥18,544.6 billion, a 4.6% increase during fiscal 2011 compared with the prior fiscal year. The increase in net revenues from sales of products is due to an increase in Toyota vehicle unit sales by 71 thousand vehicles. Excluding the difference in the Japanese yen value used for translation purposes of ¥77.2 billion, net revenues from financial services operations would have been approximately ¥1,250.3 billion, a 2.0% increase during fiscal 2011 compared with the prior fiscal year. This increase was mainly due to the increase of ¥13.1 billion rental revenue generated by vehicles and equipment on operating lease.

The following table shows the number of financing contracts by geographic region at the end of the fiscal 2011 and 2010, respectively.

	Number of financing contracts in thousands
	Year ended March 31,		2011 v. 2010 Change
	2010	2011	Amount	Percentage
Japan	1,684	1,709	25	1.5%
North America	4,488	4,654	166	3.7
Europe	774	790	16	2.0
Asia	428	522	94	22.1
Other*	476	527	51	10.7

Total	7,850	8,202	352	4.5%

*	“Other” consists of Central and South America, Oceania and Africa.

Geographically, net revenues (before the elimination of intersegment revenues) for fiscal 2011 decreased by 2.1% in Japan, 4.3% in North America, and 7.7% in Europe, whereas net revenues increased by 27.1% in Asia and 8.1% in Other compared with the prior fiscal year. Excluding the difference in the Japanese yen value used for translation purposes of ¥801.3 billion, net revenues in fiscal 2011 would have decreased by 2.1% in Japan, and would have increased by 3.6% in North America, 4.1% in Europe, 29.7% in Asia and 11.0% in Other compared with the prior fiscal year.

The following is a discussion of net revenues in each geographic market (before the elimination of intersegment revenues).

Japan

	Thousands of units
	Year ended March 31,		2011 v. 2010 Change
	2010	2011	Amount	Percentage
Toyota’s consolidated vehicle unit sales	2,163	1,913	(250)	(11.5)%

	Yen in millions
	Year ended March 31,		2011 v. 2010 Change
	2010	2011	Amount	Percentage
Net revenues:
Sales of products	¥11,095,044	¥10,864,329	¥(230,715)	(2.1)%
Financial services	125,259	121,917	(3,342)	(2.7)

Total	¥11,220,303	¥10,986,246	¥(234,057)	(2.1)%

Due to the decline in demand following the conclusion of subsidies for eco-car offered by the government as a part of its stimulus packages, as well as the impact of the Great East Japan Earthquake, Toyota’s domestic vehicle unit sales decreased by 250 thousand vehicles compared with the prior fiscal year. The decrease in vehicle unit sales resulted primarily from a 30 thousand vehicles, or 31.1%, decrease in Passo sales and a 29 thousand vehicles, or 38.4%, decrease in WISH sales. On the other hand, the decrease in net revenues from domestic vehicle unit sales was partially offset by the increase in the number of exported vehicles for the overseas markets of 190 thousand vehicles, or 8.6%.

North America

	Thousands of units
	Year ended March 31,		2011 v. 2010 Change
	2010	2011	Amount	Percentage
Toyota’s consolidated vehicle unit sales	2,098	2,031	(67)	(3.2)%

	Yen in millions
	Year ended March 31,		2011 v. 2010 Change
	2010	2011	Amount	Percentage
Net revenues:
Sales of products	¥4,782,379	¥4,603,192	¥(179,187)	(3.7)%
Financial services	888,147	825,944	(62,203)	(7.0)

Total	¥5,670,526	¥5,429,136	¥(241,390)	(4.3)%

In North America, the vehicle unit sales of specified vehicle models increased due to the recovering trends of the automobile market and improvements to the overall economy. The increase in vehicle unit sales and this impact on sales trends were mainly represented by a 48 thousand vehicles, or 54.5%, increase in Sienna sales, a 30 thousand vehicles, or 39.2%, increase in Highlander sales, a 29 thousand vehicles, or 123.7%, increase in 4Runner sales, and a 27 thousand vehicles, or 14.1%, increase in RAV4 sales. Despite the improvements including a favorable effect of changes in sales mix, net revenues decreased compared with the prior fiscal year due to the decrease in vehicle unit sales by an intense competitive environment that introduced new vehicle models to the market and the unfavorable impact of fluctuations in foreign currency translation rates of

¥448.0 billion. The decrease in vehicle unit sales resulted primarily from an 84 thousand vehicles, or 23.0%, decrease in Corolla sales and a 28 thousand vehicles, or 7.9%, decrease in Camry sales, partially offset by the increase in vehicle unit sales of the aforementioned specified vehicle models.

Europe

	Thousands of units
	Year ended March 31,		2011 v. 2010 Change
	2010	2011	Amount	Percentage
Toyota’s consolidated vehicle unit sales	858	796	(62)	(7.3)%

	Yen in millions
	Year ended March 31,		2011 v. 2010 Change
	2010	2011	Amount	Percentage
Net revenues:
Sales of products	¥2,065,768	¥1,910,336	¥(155,432)	(7.5)%
Financial services	81,281	71,161	(10,120)	(12.5)

Total	¥2,147,049	¥1,981,497	¥(165,552)	(7.7)%

Although retail sales of Toyota and Lexus brands’ vehicles increased in some European countries compared with the prior fiscal year, such as 36 thousand vehicles, or 52.5%, increase in Russia and 20 thousand vehicles, or 82.6%, increase in Turkey, net revenues in Europe generally decreased due primarily to the 62 thousand vehicles decrease in Toyota’s vehicle unit sales compared with the prior fiscal year resulting from a decrease in demand following the conclusion of government stimulus packages in Western Europe, and the unfavorable impact of fluctuations in foreign currency translation rates of ¥253.2 billion.

Asia

	Thousands of units
	Year ended March 31,		2011 v. 2010 Change
	2010	2011	Amount	Percentage
Toyota’s consolidated vehicle unit sales	979	1,255	276	28.1%

	Yen in millions
	Year ended March 31,		2011 v. 2010 Change
	2010	2011	Amount	Percentage
Net revenues:
Sales of products	¥2,612,595	¥3,325,466	¥712,871	27.3%
Financial services	42,732	49,068	6,336	14.8

Total	¥2,655,327	¥3,374,534	¥719,207	27.1%

Toyota’s vehicle unit sales in Asia increased by 276 thousand vehicles compared with the prior fiscal year and represented a record high unit sales. This increase in net revenues was due to the overall recovery of Asian automotive markets which was supported by the recovery trend of the Asian economy, particularly in Thailand and Indonesia. Excluding the difference of ¥70.7 billion in the Japanese yen value used for translation purposes, net revenues would have increased by ¥789.9 billion.

Other

	Thousands of units
	Year ended March 31,		2011 v. 2010 Change
	2010	2011	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,139	1,313	174	15.3%

	Yen in millions
	Year ended March 31,		2011 v. 2010 Change
	2010	2011	Amount	Percentage
Net revenues:
Sales of products	¥1,571,846	¥1,694,680	¥122,834	7.8%
Financial services	102,015	114,436	12,421	12.2

Total	¥1,673,861	¥1,809,116	¥135,255	8.1%

Net revenues in Other increased due to increases in Toyota’s vehicle unit sales as a result of economic recovery in certain of these markets. Toyota’s vehicle unit sales increased by 103 thousand vehicles in the Middle East, by 50 thousand vehicles in Central and South America, and by 25 thousand vehicles in Africa, respectively, compared with the prior fiscal year.

Operating Costs and Expenses

	Yen in millions
	Year ended March 31,		2011 v. 2010 Change
	2010	2011	Amount	Percentage
Operating costs and expenses
Cost of products sold	¥15,971,496	¥15,985,783	¥14,287	0.1%
Cost of financing operations	712,301	629,543	(82,758)	(11.6)
Selling, general and administrative	2,119,660	1,910,083	(209,577)	(9.9)

Total	¥18,803,457	¥18,525,409	¥(278,048)	(1.5)%

Yen in millions
2011 v. 2010 Change
Changes in operating costs and expenses:
Effect of increase in vehicle unit sales and changes in sales mix	¥580,000
Effect of fluctuation in foreign currency translation rates	(765,100)
Effect of increase in parts sales	15,400
Effect of cost reduction efforts	(180,000)
Effect of increase in miscellaneous costs and others	71,652

Total	¥(278,048)

Operating costs and expenses decreased by ¥278.0 billion, or 1.5%, to ¥18,525.4 billion during fiscal 2011 compared with the prior fiscal year. This decrease resulted from the ¥765.1 billion favorable impact of fluctuations in foreign currency translation rates, and the ¥180.0 billion impact of cost reduction efforts, partially offset by the ¥580.0 billion impact of increase in vehicle unit sales and change in sales mix and the ¥71.7 billion increase in the miscellaneous costs and others including ¥20.0 billion increase in costs related to the Great East Japan Earthquake, and the ¥15.4 billion impact of increase in parts sales.

The ¥71.7 billion increase in miscellaneous costs and others includes ¥30.0 billion increase in product quality related expenses. This cost increased compared with the prior fiscal year due to the approximately ¥100.0 billion increase in costs related to recalls and other safety measures conducted to heighten the level of reassurance for customers, partially offset by the approximately ¥70.0 billion decrease in product warranty costs due to decrease in payments to repair or replace defects of vehicles based on warranty contracts. See note 14 to the consolidated financial statements for further information.

In fiscal 2011, Toyota announced recalls and other safety measures including the following:

In July 2010, Toyota announced in Japan and other regions the voluntary safety recall of certain models of Toyota and Lexus brands’ vehicles related to abnormal engine noise or idling due to engine valve springs that contained some foreign materials. The affected vehicle models included Crown, GS350/450h/460, IS350, and LS460/600h/600hL, and 275 thousand vehicles were included in this recall.

In August 2010, Toyota announced in North America the voluntary safety recall of certain models of Toyota vehicles to address the check engine illuminations and harsh shifting that may result from improper manufacturing of some Electronic Control Modules (ECMs). The affected vehicle models included Corolla and Matrix, and 1,360 thousand vehicles were included in this recall.

In October 2010, Toyota announced in Japan and other regions the voluntary safety recall of certain models of Toyota and Lexus brands’ vehicles related to the connector terminal that may fail due to the inflexibility of the material of the fuel pump wiring harness and braking performance that may gradually decline by brake fluid leakage from the brake master cylinder. The affected vehicle models included Crown, Crown Majesta, Mark X, KlugerL, KlugerV, Harrier, AlphardG, AlphardV, Avalon, Highlander, RX 330, GS300, GS350, IS250, IS350, and IS220D, and 1,470 thousand vehicles were included in this recall.

In January 2011, Toyota announced in Japan and other regions the voluntary safety recall of certain models of Toyota and Lexus brands’ vehicles to address fuel leakage that may result from improper manufacturing of engine fuel pipe and fuel pump. The affected vehicle models included Noah, Voxy, RAV4L, RAV4J, Caldina, Isis, Vista, Vista Ardeo, Opa, Premio, Allion, Gaia, Nadia, WISH, Avensis, and Avensis Wagon and 1,343 thousand vehicles were included in this recall.

The net changes in fiscal 2010 and 2011 in the accrual for the four recalls and other safety measures that occurred in fiscal 2010 are shown below.

Toyota expanded the coverage of a safety campaign in North America for certain models of Toyota and Lexus brands’ vehicles related to floor mat entrapment of accelerator pedals to include additional models, which was initially announced in November 2009. In March 2011, Toyota also expanded the safety campaign coverage to include more models to heighten the level of reassurance for customers. The vehicle models involved were LX570, RAV4, and 4Runner.

	Yen in millions
	Year ended March 31,
	2010	2011
Balance at the beginning of year	¥—	¥56,600
Accrual	89,000	13,100
Amounts paid	(32,400)	(51,700)

Balance at the end of year	¥56,600	¥18,000

Cost Reduction Efforts

During fiscal 2011, continued cost reduction efforts reduced operating costs and expenses by ¥180.0 billion. The effect of cost reduction efforts include the impact of fluctuation in the price of steel, precious metals, non-ferrous alloys including aluminum, plastic parts and other production materials and parts. In fiscal 2011, raw materials prices were on an increasing trend; however, continued cost reduction efforts, by working closely with suppliers, contributed to the improvement in earnings by offsetting the effects from price increase. These cost reduction efforts related to ongoing value engineering and value analysis activities, the use of common parts resulting in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of Products Sold

Cost of products sold increased by ¥14.3 billion, or 0.1%, to ¥15,985.8 billion during fiscal 2011 compared with the prior fiscal year. The increase resulted from the ¥520.0 billion impact of increase in vehicle unit sales and changes in sales mix, ¥90.0 billion increase in miscellaneous costs, and the ¥13.9 billion impact of increases in parts sales, partially offset by the ¥584.9 billion favorable impact of fluctuations in foreign currency translation rates, and the ¥180.0 billion impact of cost reduction efforts. The increase in miscellaneous costs was due mainly to the ¥30.0 billion increase in costs related to quality initiatives, the ¥25.0 billion increase in research and development expenses and the ¥5.2 billion increase in labor costs. The increase in vehicle unit sales and the changes in sales mix was due to the automotive market recovery associated with global economic turnaround.

Cost of Financing Operations

Yen in millions
2011 v. 2010 Change
Changes in cost of financing operations:
Effect of fluctuation in foreign currency translation rates	¥(64,700)
Effect of increase in valuation gains on interest rate swaps stated at fair value	(6,400)
Effect of decrease in provision for residual value losses	(30,000)
Other	18,342

Total	¥(82,758)

Cost of financing operations decreased by ¥82.8 billion, or 11.6%, to ¥629.5 billion during fiscal 2011 compared with the prior fiscal year. The decrease resulted from the ¥64.7 billion favorable impact of fluctuations in foreign currency translation rates, the ¥30.0 billion decrease in provision for residual value losses and the ¥6.4 billion recognition of valuation gains on interest rate swaps stated at fair value. The decrease in provision for residual value losses is attributable to prices in the used vehicles markets remaining at an unprecedented high level particularly in the United States.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by ¥209.5 billion, or 9.9%, to ¥1,910.1 billion during fiscal 2011 compared with the prior fiscal year. This decrease reflects the ¥115.5 billion favorable impact of fluctuations in foreign currency translation rates and the ¥83.9 billion decrease for the financial services operations. This decrease for the financial services operations includes the ¥100.0 billion decrease in provision for credit losses and net charge-offs, which is attributable to the prices of used vehicles remaining at an unprecedented high level mainly in the United States and the prices of used Toyota and Lexus brands’ vehicles also remaining at a high level, partially offset by the ¥15.0 billion increase in provision for credit losses and charge-offs in relation to the Great East Japan Earthquake.

Operating Income

Yen in millions
2011 v. 2010 Change
Changes in operating income and loss:
Effect of increase in vehicle unit sales and changes in sales mix and other operational factors	¥300,000
Effect of increase in parts sales	54,400
Effect of fluctuation in foreign currency translation rates	(36,200)
Effect of increase in miscellaneous costs	(30,000)
Effect of cost reduction efforts, financial services operations, and others	32,563

Total	¥320,763

Toyota’s operating income increased by ¥320.7 billion, or 217.4%, to ¥468.2 billion during fiscal 2011 compared with the prior fiscal year. This increase was favorably impacted by the ¥300.0 billion increase in vehicle unit sales and changes in sales mix and other operational factors, the ¥54.4 billion increase in parts sales, the ¥32.6 billion impact of cost reduction efforts, financial services operations, and others, partially offset by the ¥36.2 billion unfavorable impact of fluctuations in foreign currency translation rates, and the ¥30.0 billion increase in miscellaneous costs including ¥20.0 billion impact of increase in expenses related to the Great East Japan Earthquake. The ¥32.6 billion increase of cost reduction efforts, financial services operations, and others was due to the ¥180.0 billion impact of cost reduction efforts and the ¥130.0 billion impact of financial services operations, partially offset by the ¥290.0 billion unfavorable impact of fluctuations in foreign currency translation rates.

During fiscal 2011, operating income (before elimination of intersegment profits), increased by ¥254.1 billion, or 297.1%, in North America, increased by ¥46.1 billion in Europe, increased by ¥109.4 billion, or 53.8%, in Asia, and increased by ¥44.6 billion, or 38.6%, in Other compared with the prior fiscal year, whereas it decreased by ¥137.2 billion in Japan.

The following is a description of operating income and loss in each geographic market.

Japan

Yen in millions
2011 v. 2010 Change
Changes in operating income and loss:
Effect of increase in the number of exported vehicles for the overseas market and other operational factors	¥115,000
Effect of cost reduction efforts, increase in miscellaneous costs and others	(252,154)

Total	¥(137,154)

The increase in operating losses in Japan was due to the ¥252.2 billion increase in cost reduction efforts, increase in miscellaneous costs and others, partially offset by the ¥115.0 billion impact of increase in the number of exported vehicles for the overseas market. The cost reduction efforts, increase in miscellaneous costs and others were mainly due to the ¥330.0 billion unfavorable impact of fluctuations in foreign currency translation rates and the ¥50.0 billion increase in miscellaneous costs and others, partially offset by the ¥140.0 billion impact of cost reduction efforts in automotive operations. The ¥50.0 billion increase in miscellaneous costs and others includes the ¥20.0 billion increase in costs related to the Great East Japan Earthquake.

North America

Yen in millions
2011 v. 2010 Change
Changes in operating income and loss:
Effect of increase in production volume and other operational factors	¥105,000
Effect of fluctuation in foreign currency translation rates	(23,800)
Effect of financial services operations, cost reduction efforts, decrease in miscellaneous costs and others	172,813

Total	¥254,013

The increase in operating income in North America was due to the ¥130.0 billion increase in operating income in the financial services operations including impacts of the ¥100.0 billion decrease in the provision for credit losses and net charge-offs and the ¥30.0 billion decrease in the provision for residual value losses primarily for sales finance subsidiaries in the United States, the ¥105.0 billion impact of increase in production volume, the ¥30.0 billion impact of cost reduction efforts, and the ¥15.0 decrease in miscellaneous costs and others, partially offset by the ¥23.8 billion unfavorable impact of the fluctuations in foreign currency translation rates. The increase in production volume in North America is attributable to the increase in local vehicle production by 296 thousands of RAV4, Highlander and other models.

Europe

Yen in millions
2011 v. 2010 Change
Changes in operating income and loss:
Effect of fluctuation in foreign currency translation rates	¥1,400
Effect of cost reduction efforts, decrease in miscellaneous costs and others	44,703

Total	¥46,103

The increase in operating income in Europe was due to the ¥30.0 billion decrease in miscellaneous costs in automotive operations, the ¥5.0 billion effect of cost reduction efforts, the ¥5.0 billion increase in operating income in the financial services operations, and the ¥1.4 billion favorable impact of fluctuations in foreign currency translation rates.

Asia

Yen in millions
2011 v. 2010 Change
Changes in operating income and loss:
Effect of increase in production volume and vehicle unit sales and other operational factors	¥105,000
Effect of fluctuation in foreign currency translation rates	(5,900)
Effect of cost reduction efforts, decrease in miscellaneous costs and others	10,350

Total	¥109,450

The increase in operating income in Asia was due to the ¥105.0 billion impact of increases in both production volume and vehicle unit sales and other operational factors, partially offset by the ¥5.9 billion unfavorable impact of fluctuations in foreign currency translation rates. The increases in both production volume and vehicle unit sales in Asia were primarily attributable to the increase in Toyota’s vehicle unit sales by 276 thousand vehicles supported by the recovery of Asian automotive markets, particularly in Thailand and Indonesia, as the Asian economy is generally in the recovery trend.

Other Income and Expenses

Interest and dividend income increased by ¥12.6 billion, or 16.0%, to ¥90.8 billion during fiscal 2011 compared with the prior fiscal year due to the ¥10.5 billion increase of dividend income.

Interest expense decreased by ¥4.1 billion, or 12.2%, to ¥29.3 billion during fiscal 2011 compared with the prior fiscal year.

Foreign exchange gain, net decreased by ¥53.9 billion, or 79.0%, to ¥14.3 billion during fiscal 2011 compared with the prior fiscal year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated sales translated at prevailing exchange rates and the value of the sales amounts settled during the year, including those settled using forward foreign currency exchange contracts.

Other income, net decreased by ¥11.7 billion, or 37.7%, to ¥19.2 billion during fiscal 2011 compared with the prior fiscal year.

Income Taxes

The provision for income taxes increased by ¥220.2 billion, or 237.6%, to ¥312.8 billion during fiscal 2011 compared with the prior fiscal year due to the increase in income before income taxes. The effective tax rate for fiscal 2011 was 55.5%, which was higher than the statutory tax rate in Japan. This was due to the increase in deferred tax liabilities relating to undistributed earnings in affiliated companies accounted for by the equity method.

Net Income and Loss attributable to the Noncontrolling Interest and Equity in Earnings of Affiliated Companies

Net income attributable to the noncontrolling interest increased by ¥22.5 billion, or 64.9%, to ¥57.3 billion during fiscal 2011 compared with the prior fiscal year. This increase was due to an increase during fiscal 2011 in net income attributable to the shareholders of consolidated subsidiaries.

Equity in earnings of affiliated companies during fiscal 2011 increased by ¥169.6 billion, or 373.5%, to ¥215.0 billion compared with the prior fiscal year. This increase was due to an increase during fiscal 2011 in net income attributable to the shareholders of affiliated companies accounted for by the equity method.

Net Income attributable to Toyota Motor Corporation

Net income attributable to the shareholders of Toyota Motor Corporation increased by ¥198.7 billion, or 94.9%, to ¥408.1 billion during fiscal 2011 compared with the prior fiscal year.

Other Comprehensive Income and Loss

Other comprehensive income decreased by ¥558.8 billion to loss of ¥297.9 billion for fiscal 2011 compared with the prior fiscal year. This decrease resulted from unfavorable foreign currency translation adjustments losses of ¥287.6 billion in fiscal 2011 compared with gains of ¥9.8 billion in the prior fiscal year, and from unrealized holding losses on securities in fiscal 2011 of ¥26.1 billion compared with gains of ¥176.4 billion in the prior fiscal year. The decrease in unrealized holding gains on securities was due to changes in stock prices.

Segment Information

The following is a discussion of results of operations for each of Toyota’s operating segments. The amounts presented are prior to intersegment elimination.

	Yen in millions
	Year ended March 31,		2011 v. 2010 Change
	2010	2011	Amount	Percentage
Automotive:
Net revenues	¥17,197,428	¥17,337,320	¥139,892	0.8%
Operating income (loss)	(86,370)	85,973	172,343	—
Financial Services:
Net revenues	1,245,407	1,192,205	(53,202)	(4.3)
Operating income	246,927	358,280	111,353	45.1
All Other:
Net revenues	947,615	972,252	24,637	2.6
Operating income (loss)	(8,860)	35,242	44,102	—
Intersegment elimination/unallocated amount:
Net revenues	(439,477)	(508,089)	(68,612)	—
Operating income (loss)	(4,181)	(11,216)	(7,035)	—
Automotive Operations Segment

The automotive operations segment is Toyota’s largest operating segment by net revenues. Net revenues for the automotive segment increased during fiscal 2011 by ¥139.9 billion, or 0.8%, compared with the prior fiscal year to ¥17,337.3 billion. The increase was due to the ¥740.0 billion impact of increased vehicle unit sales and the changes in sales mix and the ¥69.8 billion increase in parts sales, partially offset by the ¥722.5 billion unfavorable impact of fluctuations in foreign currency translation rates.

Operating income from the automotive operations increased by ¥172.3 billion during fiscal 2011 compared with the prior fiscal year to ¥86.0 billion. This increase in operating income was due to the ¥300.0 billion impact of increased vehicle unit sales and the changes in sales mix, the ¥180.0 billion effect of cost reduction efforts and the ¥54.4 billion impact of increase in parts sales, partially offset by the ¥30.0 billion increase in miscellaneous costs and the ¥290.0 billion unfavorable impact of fluctuations in foreign currency rates.

The increase in vehicle unit sales and changes in sales mix was due primarily to an increase in Toyota’s vehicle unit sales by 71 thousand vehicles compared with the prior fiscal year, favored by the automotive market recovery during fiscal 2011. The increase in miscellaneous costs includes the ¥30.0 billion increase in costs related to quality initiatives and the ¥5.0 billion impact of damages in inventories and other assets resulting from the Great East Japan Earthquake.

Financial Services Operations Segment

Net revenues for the financial services operations decreased during fiscal 2011 by ¥53.2 billion, or 4.3%, compared with the prior fiscal year to ¥1,192.2 billion. This decrease was primarily due to the unfavorable impact of fluctuations in foreign currency translation rates of ¥77.5 billion, partially offset by the ¥13.1 billion increase in rental income from vehicles and equipment on operating leases.

Operating income from financial services operations increased by ¥111.3 billion, or 45.1%, to ¥358.2 billion during fiscal 2011 compared with the prior fiscal year. This increase was due to the ¥100.0 billion decrease in provision for credit losses and net charge-offs, and the ¥30.0 billion decrease in provision for residual value losses, while the provision for credit losses and net charge-offs include the ¥15.0 billion increase in provision for credit losses and net charge-offs related to the Great East Japan Earthquake.

The decrease in provisions for credit losses, net of charge-offs and residual value losses are primarily attributable to used car prices rising to an unprecedented high level in the United States and the prices of used Toyota and Lexus brands’ vehicles also remaining at a high level.

Ratio of credit loss experience in the United States is as follows:

	Year ended March 31,
	2010	2011
Net charge-offs as a percentage of average gross earning assets:
Finance receivables	1.15%	0.61%
Operating lease	0.63	0.22

Total	1.03%	0.52%

All Other Operations Segment

Net revenues for Toyota’s other operations segments increased by ¥24.6 billion, or 2.6%, to ¥972.2 billion during fiscal 2011 compared with the prior fiscal year.

Operating income from Toyota’s other operations segments increased by ¥44.1 billion to ¥35.2 billion during fiscal 2011 compared with the prior fiscal year.

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

Net Revenues

Toyota had net revenues for fiscal 2010 of ¥18,950.9 billion, a decrease of ¥1,578.6 billion, or 7.7%, compared with the prior fiscal year. This decrease principally reflects the unfavorable impact of fluctuations in foreign currency translation rates of ¥986.9 billion, the impact of decreased vehicle unit sales and changes in sales mix of approximately ¥570.0 billion, partially offset by the increased parts sales of ¥34.9 billion during fiscal 2010. Excluding the difference in the Japanese yen value used for translation purposes of ¥986.9 billion, net revenues would have been approximately ¥19,937.8 billion during fiscal 2010, a 2.9% decrease compared with the prior fiscal year. The automotive market expanded by 10.0% in Japan compared to the prior fiscal year benefiting from the government stimulus packages. However, other automotive markets contracted significantly such as by 22.0% in North America and 13.7% in Europe compared to the prior calendar year due to the continuous market downturn. Affected by this downturn, Toyota’s vehicle unit sales decreased to 7,237 thousand vehicles, a decrease of 4.4%, compared to the prior fiscal year.

The table below shows Toyota’s net revenues from external customers by product category and by business segment.

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

Toyota’s net revenues include net revenues from sales of products, consisting of net revenues from automotive operations and all other operations, that decreased by 7.6% during fiscal 2010 compared with the prior fiscal year to ¥17,724.7 billion, and net revenues from financial services operations that decreased by 9.6% during fiscal 2010 compared with the prior fiscal year to ¥1,226.2 billion. Excluding the difference in the Japanese yen value used for translation purposes of ¥894.0 billion, net revenues from sales of products would have been ¥18,618.7 billion, a 2.9% decrease during fiscal 2010 compared with the prior fiscal year. The decrease in net revenues from sales of products is due primarily to a decrease in vehicle unit sales which resulted from the generally difficult market conditions in the automotive industry as a whole in fiscal 2010. Excluding the difference in the Japanese yen value used for translation purposes of ¥92.9 billion, net revenues from financial services operations would have been approximately ¥1,319.1 billion, a 2.7% decrease during fiscal 2010 compared with the prior fiscal year. The decrease in net revenues from financial services operations resulted primarily from the unfavorable impact of fluctuations in foreign currency translation rates of ¥92.9 billion and the ¥63.5 billion decrease in rental income from vehicles and equipment on operating leases.

The following table shows the number of financing contracts by geographic region at the end of the fiscal year 2009 and 2010.

	Number of financing contracts in thousands
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Japan	1,660	1,684	24	1.4%
North America	4,403	4,488	85	1.9
Europe	748	774	26	3.5
Asia	387	428	41	10.6
Other*	440	476	36	8.2

Total	7,638	7,850	212	2.8%

*	“Other” consists of Central and South America, Oceania and Africa.

Geographically, net revenues (before the elimination of intersegment revenues) for fiscal 2010 decreased by 7.9% in Japan, 8.9% in North America, 28.7% in Europe, 2.4% in Asia and 11.1% in Other compared with the prior fiscal year. Excluding the difference in the Japanese yen value used for translation purposes of ¥1,020.2 billion, net revenues in fiscal 2010 would have decreased by 7.9% in Japan, 1.2% in North America, 20.1% in Europe, 7.3% in Other and would have increased by 5.5% in Asia compared with the prior fiscal year.

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

Supported by government stimulus packages including the eco-car tax reduction and subsidies, Toyota’s domestic vehicle unit sales increased by 218 thousand vehicles compared to the prior fiscal year mainly within the environmentally-friendly and new vehicle markets, consisting of a 210 thousand vehicles, or 297.6%, increase in Prius sales and a 19 thousand vehicles increase in SAI sales. However, net revenues in Japan decreased reflecting the decrease by 497 thousand vehicles, or 18.4%, in the number of exported vehicles for the overseas markets.

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

In North America, the market is recovering gradually from the downturn stemming from the financial crisis since the fall of 2008 and Toyota’s vehicle unit sales in the second half of fiscal 2010 increased by 339 thousand vehicles, or 39.6%, year-on-year primarily consisting of an increase by 57 thousand vehicles, or 35.3%, increase in Corolla sales, 50 thousand vehicles, or 33.9%, in Camry sales, 48 thousand vehicles, or 86.1%, in RAV4 sales, and 11 thousand vehicles, or 30.2%, in sales of the new Sienna. This increase was in spite of having influence by recalls and other safety measures, such as the temporary decrease in retail sales of Toyota brand’s vehicle by 18 thousand vehicles, or 15.8%, in January, 2010 and 9 thousand vehicles, or 8.5%, decrease in February, 2010 in each case compared with the same month in the prior year. However, net revenues decreased primarily as a result of a decrease in vehicle unit sales by 114 thousand vehicles during fiscal 2010 compared with the prior fiscal year due to a significant decrease in vehicle unit sales by 453 thousand vehicles, or 33.4%, caused by the downturn in the market during the first half of fiscal 2010 and the impact of fluctuation in foreign currency translation rates of ¥474.6 billion.

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

Although retail sales of Toyota and Lexus brands’ vehicle increased in some European countries such as increases of 9 thousand vehicles, or 8.5%, in Germany and 7 thousand vehicles, or 14.5%, in Spain compared with the prior fiscal year benefiting from various government stimulus packages, net revenues in Europe overall decreased primarily due to the 204 thousand vehicles decrease in Toyota’s vehicle unit sales which resulted from the downturn in the market and the impact of fluctuations in foreign currency translation rates of ¥260.6 billion.

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

Although Toyota’s vehicle unit sales increased by 74 thousand vehicles, particularly in Thailand and Indonesia, compared with the prior fiscal year due primarily to various government stimulus packages, net revenues in Asia decreased due primarily to the unfavorable impact of fluctuations in foreign currency translation rates of ¥212.9 billion. Excluding the difference in the Japanese yen value used for translation purposes of ¥212.9 billion, net revenues would have increased by ¥148.6 billion.

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

Net revenues in Other decreased due to decreases of Toyota’s vehicle unit sales by 48 thousand vehicles in Central and South America, 10 thousand vehicles in Oceania, and 105 thousand vehicles in Africa compared to the prior fiscal year as a result of a downturn in the markets.

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

Operating costs and expenses decreased by ¥2,187.1 billion, or 10.4%, to ¥18,803.4 billion during fiscal 2010 compared with the prior fiscal year. This decrease resulted primarily from the ¥963.3 billion impact of fluctuations in foreign currency translation rates, the ¥520.0 billion impact of cost reduction efforts, the ¥470.0 billion decrease in fixed costs, the ¥178.7 billion decrease in research and development expenses, and the approximately ¥110.0 billion impact of the decrease in vehicle unit sales and the changes in sales mix, partially offset by the ¥11.2 billion impact on increase in parts sales. The decrease in fixed costs and other efforts are partially offset by the ¥105.7 billion increase in costs resulting from a change in the estimation model of expenses related to future recalls and other safety measures.

The ¥946.3 billion in cost reduction efforts, decrease in fixed costs and other efforts was partially offset by ¥97.0 billion net increase in costs related to recalls and other safety measures from fiscal 2009 to fiscal 2010. This net increase includes a ¥105.7 billion increase in costs resulting from a change in the estimation model used to record Toyota’s liability for recalls and other safety measures in fiscal 2010, an ¥89.0 billion increase resulting from the total estimated costs of the four recalls and other safety measures in fiscal 2010 as described below, and a ¥32.3 billion increase in costs related to other recalls and safety measures in fiscal 2010, offset by a decrease of approximately ¥130.0 billion related to customer satisfaction measures with respect to certain Tacoma pick-up trucks in North America recorded in fiscal 2009 also described below.

Of the ¥32.3 billion increase in costs related to other recalls and safety measures taken during fiscal 2010, approximately ¥21.0 billion is attributable to an accrual of additional costs in fiscal 2010 related to customer satisfaction measures with respect to Tacoma pick-up trucks reflecting an update to the repair ratio, based on fiscal 2010 repair experience, and the remainder is the result of an increased number of small-scale recalls and other safety measures.

The following is a description of the four recalls and other safety measures referenced above.

In fiscal 2010, Toyota experienced a significant increase in the number of vehicles subject to recalls and other safety measures. There were over 14,000 thousand vehicles worldwide subject to recalls and other safety measures in fiscal 2010, the majority of which occurred in the third and fourth quarters of fiscal 2010 relating to the following four recalls and other safety measures.

In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus brands’ vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. The vehicle models involved were Camry, Avalon, Prius, Tacoma, Tundra, ES350, IS250/350, Highlander, Corolla, Venza and Matrix. In addition, in March 2011, Toyota expanded the safety campaign coverage to include additional models to heighten the level of reassurance for customers. The vehicle models involved were LX570, RAV4, and 4Runner. As of the end of March 2011, approximately 58% of the approximately 7,600 thousand vehicles included in the campaign were remedied to address the potential issues.

In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. The vehicle models involved were Tundra, Sequoia,

Avalon, Camry, Corolla, Matrix, RAV4 and Highlander. As of the end of March 2011, approximately 89% of the approximately 2,500 thousand vehicles subject to this recall were remedied to address sticking and slow-to-return accelerator pedals.

Also in January 2010, Toyota announced a recall in Europe and China for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. The vehicle models involved in Europe were Yaris, Verso, Corolla, Auris, Aygo, RAV4, iQ and Avensis. In China, the recall was limited to RAV4. As of the end of March 2011, approximately 89% of the approximately 1,700 thousand vehicles subject to this recall in Europe, and approximately 99% of the approximately 7,500 thousand vehicles subject to this recall in China, were remedied to address sticking and slow-to-return accelerator pedals.

In February 2010, Toyota announced a worldwide recall related to the software program that controls the anti-lock braking system (ABS) in Prius, HS250h, Prius PHV and SAI. As of the end of March 2011, approximately 96% of the approximately 430 thousand units subject to this recall received program updates.

As of the end of March 2011, a total of approximately 12.3 million remedies were announced on vehicles subject to the above four recalls and other safety measures. Total estimated costs associated with the above four recalls and other safety measures amounted to ¥89.0 billion for fiscal 2010. Of this amount, actual payments incurred for fiscal 2010 amounted to ¥32.4 billion yen. Specific types of costs involved include costs for parts, labor and costs related to loaner vehicles.

The net changes in the accrual for the four recalls and other safety measures described above consist of the following:

Yen in millions
Year ended March 31, 2010
Balance at the beginning of year	¥—
Accrual	89,000
Amounts paid	(32,400)

Balance at the end of year	¥56,600

The following is a description of the customer satisfaction measures related to certain Tacoma pick-up trucks in North America referred to above.

In fiscal 2009, Toyota accrued the cost of the customer satisfaction measures related to Tacoma pick-up trucks in North America in order to address the possibility of rust developing on the frame of a portion of older model Tacoma pick-up trucks manufactured in North America between 1995 and 2004, by rendering repair services for a portion of the vehicles and providing warranty extensions of up to 15 years to owners of approximately 820 thousand vehicles, a portion of which may include vehicle buyback. Accordingly, the cost of approximately ¥130.0 billion was recorded in operating costs and expenses in fiscal 2009. The repair ratio for these customer satisfaction measures to date has been relatively low due primarily to the low rate of incidence of rust on the frames of these vehicles which may occur when exposed to severe environmental conditions including accumulation of road salts. This low repair ratio was assumed in the calculation of the accrual.

The net changes in the accrual for the customer satisfaction measures related to Tacoma pick-up trucks in North America described above consist of the following:

	Yen in millions
	Year ended March 31,
	2009	2010	2011
Balance at the beginning of year	¥—	¥57,500	¥50,100
Accrual	130,000	21,000	—
Amounts paid	(72,500)	(28,400)	(22,600)

Balance at the end of year	¥57,500	¥50,100	¥27,500

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

Cost of Products Sold

Cost of products sold decreased by ¥1,496.9 billion, or 8.6%, to ¥15,971.5 billion during fiscal 2010 compared with the prior fiscal year. The decrease resulted primarily from the ¥738.5 billion impact of fluctuations in foreign currency translation rates, the ¥520.0 billion impact of cost reduction efforts, the ¥159.4 billion of decrease in fixed costs and other efforts including the ¥178.7 billion decrease in research and development expenses, and the ¥88.0 billion impact of the decrease in vehicle unit sales and changes in sales mix, partially offset by the ¥9.0 billion impact of increases in parts sales. The decrease in fixed costs was due mainly to the ¥178.7 billion decline in research and development expenses and the ¥39.1 billion decline in labor costs as a result of profit improvement initiatives. The decrease in vehicle unit sales and the changes in sales mix were due to factors such as the substantial contraction of the automotive market caused by the financial crisis since the fall of 2008. The decrease in research and development expenses is attributable to reduced development costs realized as a result of Toyota’s more focused investment decisions for the future such as in environmental technologies, and effective management over research and development expenses spending.

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

Cost of financing operations decreased by ¥275.1 billion, or 27.9%, to ¥712.3 billion during fiscal 2010 compared with the prior year. The decrease resulted primarily from the ¥83.5 billion impact of fluctuations in foreign currency translation rates, the ¥70.0 billion favorable impact of changes in funding costs, the ¥64.5 billion recognition of valuation gains on interest rate swaps stated at fair value, and the ¥50.0 billion decrease in provision for residual value losses. The favorable impact of changes in funding costs is attributable to a decline in market interest rates. The decrease in provision for residual value losses is primarily attributable to the recovery of the used vehicles markets particularly in the United States and other effects, partially offset by the impact from the recalls and other safety measures. Toyota judges this impact does not have a material impact on Toyota’s consolidated financial statements though it is difficult to quantify the impact from the recalls and other safety measures in residual value losses accurately.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by ¥415.1 billion, or 16.4%, to ¥2,119.6 billion during fiscal 2010 compared with the prior fiscal year. This decrease mainly reflects the ¥173.8 billion decrease for the financial services operations and the ¥84.9 billion decrease of marketing expense. The decrease in the financial services operations is primarily due to the ¥140.0 billion decrease in provision for credit losses and net charge-offs, which is attributable to the 0.46% rise in the ratio of credit losses as a result of the economic downturn mainly in the United States in the prior fiscal year, partially offset by the ¥37.3 billion impact from the recalls and other safety measures. The decrease in marketing expense is attributable to reduced marketing costs realized as a result of the profit improvement initiatives.

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

Toyota’s operating income increased by ¥608.5 billion to an operating income of ¥147.5 billion during fiscal 2010 compared with the prior year. This operating income was favorably impacted by the effects of a ¥799.7 billion cost reduction efforts, decrease in fixed costs and other efforts, the ¥178.7 billion decrease in research and development expenses, and the ¥23.7 billion increase in parts sales, partially offset by the ¥380.0 billion decrease in vehicle unit sales and the changes in sales mix. The effect of cost reduction efforts, decrease in fixed costs and other efforts was favorably impacted by the ¥520.0 billion effect of cost reduction efforts, the ¥291.3 billion decrease in fixed costs and other efforts excluding decrease in research and development expenses and the ¥270.0 billion increase in operating income in the financial services business, partially offset by the ¥320.0 billion effects of changes in exchange rates. The cost reduction efforts, decrease in fixed costs and other efforts were also partially offset by the ¥105.7 billion increase in costs resulting from a change in the estimation model of expenses related to future recalls and other safety measures.

During fiscal 2010, operating income (before the elimination of intersegment profits), increased by ¥475.6 billion in North America, increased by ¥27.5 billion, or 15.6%, in Asia, and increased by ¥27.9 billion, or 31.9%, in Other compared with the prior fiscal year. During fiscal 2010, operating loss (before the elimination of intersegment profits) decreased by ¥12.3 billion in Japan and decreased by ¥110.3 billion in Europe compared with the prior fiscal year.

The following is a discussion of operating income and loss in each geographic market.

Japan

Yen in millions
2010 v. 2009 Change
Changes in operating income and loss:
Effect of decrease in production volume and vehicle unit sales in the export markets and other operational factors	¥(325,000)
Effect of cost reduction efforts, decrease in fixed costs and other efforts	337,289

Total	¥12,289

The decrease in operating losses in Japan was mainly due to the ¥460.0 billion impact of cost reduction efforts, the ¥230.0 billion decrease in fixed costs and other efforts in the automotive operations segment, partially offset by the ¥330.0 billion impact of decreases in both production volume and vehicle unit sales in the export markets and the ¥330.0 billion effects of changes in exchange rates. The decreases in both production volume and vehicle unit sales in the export markets are attributable to the difficult market conditions particularly in North America and Europe.

North America

Yen in millions
2010 v. 2009 Change
Changes in operating income and loss:
Effect of decrease in production volume and vehicle unit sales and other operational factors	¥(30,000)
Effect of fluctuation in foreign currency translation rates	(4,100)
Effect of cost reduction efforts, decrease in fixed costs and other efforts	509,782

Total	¥475,682

The increase in operating income in North America was due mainly to the ¥270.0 billion increase in operating income in the financial services operations including the ¥150.0 billion decrease in the provision for credit losses and net charge-offs and the ¥50.0 billion decrease in the provision for residual value losses of sales finance subsidiaries in the United States, the ¥130.0 billion decrease in fixed costs, the ¥50.0 billion impact of cost reduction efforts, and other efforts, partially offset by the ¥40.0 billion impact of decreases in both production volume and vehicle unit sales and the ¥4.1 billion impact of the fluctuations in foreign currency translation rates. The decreases in both production volume and vehicle unit sales in North America are attributable to the substantial decline in vehicle unit sales by 453 thousand vehicles of commercial vehicles and passenger vehicles due to the downturn in the market in the first half of fiscal 2010.

Europe

Yen in millions
2010 v. 2009 Change
Changes in operating income and loss:
Effect of decrease in production volume and vehicle unit sales and other operational factors	¥(60,000)
Effect of fluctuation in foreign currency translation rates	4,900
Effect of cost reduction efforts, decrease in fixed costs and other efforts	165,378

Total	¥110,278

The decrease in operating loss in Europe was mainly due to the ¥110.0 billion decrease in fixed costs and the ¥10.0 billion impact of cost reduction efforts in the automotive operations, the ¥10.0 billion increase in operating income in the financial services business, the ¥4.9 billion impact of fluctuations in foreign currency translation rates, and other efforts, partially offset by the ¥60.0 billion decrease of both production volume and vehicle unit sales. The decreases in both production volume and vehicle unit sales in Europe was attributable to the decline in vehicle unit sales by 204 thousand vehicles in the overall European market compared to the prior fiscal year despite sales growth in some of the countries that benefited from government stimulus packages.

Asia

Yen in millions
2010 v. 2009 Change
Changes in operating income and loss:
Effect of increase in production volume and vehicle unit sales and other operational factors	¥20,000
Effect of fluctuation in foreign currency translation rates	(16,200)
Effect of cost reduction efforts, decrease in fixed costs and other efforts	23,667

Total	¥27,467

The increase in operating income in Asia was mainly due to the ¥20.0 billion impact of increase in production volume and vehicle unit sales and the ¥10.0 billion impact of cost reduction efforts in the automotive operations segment, and other efforts, partially offset by the ¥16.2 billion impact of fluctuations in foreign currency translation rates. The increase in production volume and the increase in vehicle unit sales by 74 thousand vehicles in Asia compared to the prior fiscal year were primarily attributable to the recovery of Asian automotive markets, particularly in Thailand and Indonesia, benefiting from the government stimulus packages.

Other Income and Expenses

Interest and dividend income decreased by ¥60.2 billion, or 43.5%, to ¥78.2 billion during fiscal 2010 compared with the prior fiscal year mainly due to the ¥45.2 billion decrease in interest income reflecting decreases in market interest rates.

Interest expense decreased by ¥13.5 billion, or 28.7%, to ¥33.4 billion during fiscal 2010 compared with the prior fiscal year.

Foreign exchange gains, net increased by ¥70.0 billion to ¥68.2 billion during fiscal 2010 compared with the prior fiscal year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated sales translated at prevailing exchange rates and the value of the sales amounts settled during the year, including those settled using forward foreign currency exchange contracts. During fiscal 2010, the currencies of various countries strengthened against the U.S. dollar rapidly. In such a situation, Toyota records foreign exchange transaction gains from accounts payable and long term U.S. dollar denominated debt of subsidiaries. A main factor contributing to the significantly greater level of impact of foreign exchange on fiscal 2010 results is that Toyota’s Canadian subsidiaries recorded a ¥50.0 billion foreign exchange gain from long term debt payables in U.S. dollar to Toyota compared with the prior fiscal year, as the Canadian dollar strengthened against the U.S. dollar rapidly during fiscal 2010.

Other income, net increased by ¥220.0 billion to ¥30.9 billion during fiscal 2010 compared with the prior fiscal year. This increase was mainly due to the recognition of ¥139.6 billion impairment losses on certain available-for-sale securities in the prior fiscal year.

Income Taxes

The provision for income taxes increased by ¥149.1 billion to ¥92.6 billion during fiscal 2010 compared with the prior year primarily due to the increase in income before income taxes. The effective tax rate was 31.8%, which was lower than the statutory tax rate in Japan. This was primarily due to the ¥741.4 billion increase in income before income taxes of overseas subsidiaries whose statutory tax rates were lower than the statutory tax rate in Japan.

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

Other Comprehensive Income and Loss

Other comprehensive income increased by ¥1,127.4 billion to ¥260.9 billion for fiscal 2010 compared with the prior fiscal year. This increase resulted primarily from unrealized holding gains on securities in fiscal 2010 of ¥176.4 billion compared with losses of ¥293.1 billion in the prior fiscal year, and from favorable foreign currency translation adjustments of ¥9.8 billion in fiscal 2010 compared with losses of ¥381.3 billion in the prior fiscal year. The increase in unrealized holding gains on securities was mainly due to the recognition of ¥139.6 billion impairment losses on certain available-for-sale securities in the prior fiscal year.

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

Operating loss from the automotive operations decreased by ¥308.5 billion during fiscal 2010 compared with the prior year to an operating loss of ¥86.3 billion. This decrease in operating loss was primarily due to the ¥520.0 billion impact of cost reduction efforts, the ¥470.0 billion decrease in fixed costs, the ¥23.7 billion impact of increase in parts sales, and other efforts, partially offset by a ¥380.0 billion decrease in vehicle unit sales and changes in sales mix and the ¥320.0 billion effects of changes in exchange rates.

The decrease in vehicle unit sales and changes in sales mix was due primarily to a decrease in vehicle unit sales by 330 thousand vehicles which resulted from the generally difficult market conditions in the automotive industry during fiscal 2010 compared with the prior fiscal year. The decrease in fixed costs was due mainly to the ¥178.7 billion decline in research and development expenses and the ¥62.7 billion decline in labor costs, as a result of profit improvement initiatives, partially offset by ¥105.7 billion increase in costs resulting from a change in the estimation model of expenses related to future recalls and other safety measures.

Financial Services Operations Segment

Net revenues for the financial services operations decreased during fiscal 2010 by ¥132.1 billion, or 9.6%, compared with the prior fiscal year to ¥1,245.4 billion. This decrease was primarily due to the unfavorable impact of fluctuations in foreign currency translation rates of ¥93.3 billion. Excluding the difference in the Japanese yen value used for translation purposes, net revenues for its financial services operations would have been approximately ¥1,338.7 billion during fiscal 2010, a 2.8% decrease compared with the prior fiscal year. The decrease in net revenues excluding the difference in the Japanese yen value used for translation purposes of ¥93.3 billion resulted primarily from the ¥63.5 billion decrease in rental income from vehicles and equipment on operating leases.

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

The decrease in provision for credit losses, net charge-offs is primarily attributable to the ¥150.0 billion increase in provision for credit losses and net charge-offs in the United States primarily due to the 0.46% rise in the ratio of credit losses as a result of the economic downturn in the prior fiscal year, partially offset by the ¥37.3 billion impact from the recalls and other safety measures. The decrease in provision for residual value losses is primarily attributable to the recovery in the used vehicle market, partially offset by the impact from the recalls and other safety measures. Toyota judges this impact does not have a material impact on Toyota’s consolidated financial statements though it is difficult to quantify the impact from the recalls and other safety measures in residual value losses accurately.

The decrease in residual value losses is primarily attributable to the recovery in the used vehicle market, as prices of used vehicles moved from a historical low in fiscal 2009 to an unprecedented high in fiscal 2010, partially offset by the impact of increased sales incentives and other factors.

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

Recent Accounting Pronouncements in the United States

In October 2009, the Financial Accounting Standards Board (“FASB”) issued updated guidance of accounting for and disclosure of Revenue Recognition with Multiple Deliverables. This guidance allows the use of estimated selling price for determining the selling price of deliverables, eliminates the residual method of allocation and expands the disclosures related to a vendor’s multiple-deliverable revenue arrangements. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal year beginning on or after June 15, 2010. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In April 2011, FASB issued updated guidance to clarify the accounting for and disclosures about troubled debt restructurings by creditors. This guidance provides the criteria as to whether a loan modification constitutes a troubled debt restructuring and requires additional disclosures about troubled debt restructurings. This guidance is effective for the interim period or the fiscal year beginning on or after June 15, 2011, and shall be applied retrospectively to the beginning of the fiscal year of adoption. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

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

Product Warranties and Recalls and Other Safety Measures

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

An estimate of warranty claim accrued for each fiscal year is calculated based on the estimate of warranty claim per unit. The estimate of warranty claim per unit is calculated by dividing the actual amounts of warranty claim, net of claim recovery cost received from suppliers, by the number of sales units for the fiscal year.

As the historical recovery amounts received from suppliers is used as a factor in Toyota’s calculation of estimated accrued warranty cost, the estimated accrued warranty cost may change depending on the average recovery amounts received from suppliers in the past. However, Toyota believes that there is not a significant uncertainty of estimated amounts based on historical experience regarding recoveries received from suppliers. Toyota may seek recovery to suppliers over the life of the warranty, and there are no other significant special terms and conditions including cap on amounts that can be recovered.

Toyota accrues for costs of recalls and other safety measures, as well as product warranty cost described above, included as a component of cost of sales, at the time of vehicle sale based on the amount estimated from historical experience with consideration of individual occurrences of recalls and other safety measures.

Below are the important factors, judgments and assumptions taken into account for estimating costs of recalls and other safety measures.

Toyota accrues for cost of recalls and other safety measures based on the average repair cost per unit and pattern of payment occurrence in the past at the time of product sale. The average repair cost per unit is calculated based on historical expenses incurred in relation of recalls and other safety measures.

Factors that may bring material uncertainties to the estimated or actual amount include the important changes in the average repair cost for products.

Allowance for Doubtful Accounts and Credit Losses

Natures of estimates and assumptions

Retail receivables and finance lease receivables consist of retail installment sales contracts secured by passenger cars and commercial vehicles. Collectability risks include consumer and dealer insolvencies and insufficient collateral values (less costs to sell) to realize the full carrying values of these receivables. As a matter of policy, Toyota maintains an allowance for doubtful accounts and credit losses representing management’s estimate of the amount of asset impairment in the portfolios of finance, trade and other receivables. Toyota determines the allowance for doubtful accounts and credit losses based on a systematic, ongoing review and evaluation performed as part of the credit-risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral, and other pertinent factors. This evaluation is inherently judgmental and requires material estimates, including the amounts and timing of future cash flows expected to be received, which may be susceptible to significant change. Although management considers the allowance for doubtful accounts and credit losses to be adequate based on information currently available, additional provisions may be necessary due to (i) changes in management estimates and assumptions about asset impairments, (ii) information that indicates changes in expected future cash flows, or (iii) changes in economic and other events and conditions. To the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the collateral value of Toyota’s retail receivables and finance lease receivables could experience further downward pressure. If these factors require a significant increase in Toyota’s allowance for doubtful accounts and credit losses, it could negatively affect future operating results of the financial services operations. The level of credit losses, which has a greater impact on Toyota’s results of operations, is influenced by two factors: frequency of occurrence and expected severity of loss. For evaluation purposes, exposures to credit losses are segmented into the two primary categories of “consumer” and “dealer”. Toyota’s “consumer” category consists of smaller balances that are homogenous retail receivables and finance lease receivables. The “dealer” category consists of wholesale and other dealer loan receivables. The overall allowance for credit losses is evaluated at least quarterly, considering a variety of assumptions and factors to determine whether reserves are considered adequate to cover probable losses.

Sensitivity analysis

The level of credit losses, which could significantly impact Toyota’s results of operations, is influenced by two factors: frequency of occurrence and expected severity of loss. The overall allowance for credit losses is evaluated at least quarterly, considering a variety of assumptions and factors to determine whether reserves are considered adequate to cover probable losses. The following table illustrates the effect of an assumed change in frequency of occurrence or expected severity of loss mainly in the United States, assuming all other assumptions are held consistent respectively. The table below represents the impact on the allowance for credit losses in Toyota’s financial services operations of the change in frequency of occurrence or expected severity of loss as any change impacts most significantly on the financial services operations.

Yen in millions
Effect on the allowance for credit losses as of March 31, 2011
10 percent change in frequency of occurrence or expected severity of loss	¥6,153

Investment in Operating Leases

Natures of estimates and assumptions

Vehicles on operating leases, where Toyota is the lessor, are valued at cost and depreciated over their estimated useful lives using the straight-line method to their estimated residual values. Toyota utilizes industry published information and its own historical experience to determine estimated residual values for these vehicles. Toyota evaluates the recoverability of the carrying values of its leased vehicles for impairment when there are indications of declines in residual values, and if impaired, Toyota recognizes an allowance for losses on its residual values.

Throughout the life of the lease, management performs periodic evaluations of estimated end-of-term fair values to determine whether estimates used in the determination of the contractual residual value are still considered reasonable. Factors affecting the estimated residual value at lease maturity include, but are not limited to, new vehicle incentive programs, new vehicle pricing, used vehicle supply, projected vehicle return rates, and projected loss severity. The vehicle return rate represents the number of leased vehicles returned at contract maturity and sold by Toyota during the period as a percentage of the number of lease contracts that, as of their origination dates, were scheduled to mature in the same period. A higher rate of vehicle returns exposes Toyota to higher potential losses incurred at lease termination. Severity of loss is the extent to which the end-of-term fair value of a lease is less than its carrying value at lease end.

To the extent that sales incentives remain an integral part of sales promotion, resale prices of used vehicles and, correspondingly, the fair value of Toyota’s leased vehicles could be subject to downward pressure. The extent of the impact this will have on the end of term residual value depends on the significance of the incentive programs and whether they are sustained over a number of periods. This in turn can impact the projection of future used vehicle values, adversely impacting the expected residual value of the current operating lease portfolio and increasing the provision for residual value losses. However, various other factors impact used vehicle values and the projection of future residual values, including the supply of and demand for used vehicles, interest rates, inflation, the actual or perceived quality, safety and reliability of vehicles, the general economic outlook, new vehicle pricing, projected vehicle return rates and projected loss severity, which may offset this effect. Such factors are highly likely to adversely affect the results of operations for financial services due to significant charges reducing the estimated residual value.

Sensitivity analysis

The following table illustrates the effect of an assumed change in the vehicle return rate and end-of-term market values, which Toyota believes are the critical estimates, in determining the residual value losses, holding all other assumptions constant. The following table represents the impact on the residual value losses in Toyota’s financial services operations of the change in vehicle return rate and end-of-term market values as those changes have a significant impact on financial services operations.

Yen in millions
Effect on the residual value losses over the remaining terms of the operating leases on and after April 1, 2011
1 percent increase in vehicle return rate	¥1,164
1 percent increase in end-of-term market values	¥4,490

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

The two most critical assumptions impacting the calculation of pension costs and obligations are the discount rates and the expected rates of returns on plan assets. Toyota determines the discount rates mainly based on the rates of high quality fixed income bonds or fixed income governmental bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. Toyota determines the expected rates of return for pension assets after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions. A weighted-average discount rate of 2.8% and a weighted-average expected rate of return on plan assets of 3.8% are the results of assumptions used for the various pension plans in calculating Toyota’s consolidated pension costs for fiscal 2011. Also, a weighted-average discount rate of 2.8% is the result of assumption used for the various pension plans in calculating Toyota’s consolidated pension obligations for fiscal 2011.

Sensitivity analysis

The following table illustrates the effects of assumed changes in weighted-average discount rates and the weighted-average expected rate of return on plan assets, which Toyota believes are critical estimates in determining pension costs and obligations, assuming all other assumptions are consistent.

	Yen in millions
	Effect on pre-tax income for the year ended March 31, 2012	Effect on PBO as of March 31, 2011
Discount rates
0.5% decrease	¥(10,325)	¥124,789
0.5% increase	9,845	(115,671)
Expected rate of return on plan assets
0.5% decrease	¥(5,917)
0.5% increase	5,917

Derivatives and Other Contracts at Fair Value

Toyota uses derivatives in the normal course of business to manage its exposure to foreign currency exchange rates and interest rates. The accounting for derivatives is complex and continues to evolve. In addition, there are significant judgments and estimates involved, using information from counterparties or market, in estimating fair value in the absence of quoted market values. These estimates are based upon valuation methodologies deemed appropriate under the circumstances. However, the use of different assumptions may have a material effect on the estimated fair value amounts.

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

Outlook

While Toyota expects that emerging countries, such as China and India, will continue to experience economic growth, and that developed countries, including those in North America and Europe, will continue to see gradual economic recovery in fiscal 2012, Toyota believes the impact and risks arising from increases in the price of crude oil, continuing high unemployment rate in North America and Europe, and other factors must be closely observed. Although Toyota expects the automotive market to expand over the medium- to long-term particularly in emerging countries, the global competition in the automotive market has intensified, as shown in the small and low-price vehicles markets and in the environmentally-friendly vehicles market. For purposes of this outlook discussion, Toyota is assuming an average exchange rate of ¥82 to the U.S. dollar and ¥115 to the euro. With the foregoing external factors in mind, Toyota expects that net revenues for fiscal 2012 will decrease compared with fiscal 2011 as a result of a decrease in vehicle unit sales and the assumed exchange rate of a stronger Japanese yen against the U.S. dollar in fiscal 2012 compared with the prior fiscal year. With respect to operating income, factors increasing operating income include cost reduction efforts. On the other hand, factors decreasing operating income include the assumed exchange rate of a stronger Japanese yen against the U.S. dollar in fiscal 2012 compared with the prior fiscal year as well as decreases in vehicle unit sales, which exceed the factors increasing operating income. As a result, Toyota expects that operating income will decrease in fiscal 2012 compared with fiscal 2011. Also, Toyota expects income before income taxes and equity in earnings of affiliated companies and net income attributable to Toyota Motor Corporation will decrease in fiscal 2012. Exchange rate fluctuations can materially affect Toyota’s operating results. In particular, a strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota’s operating results. See “Operating and Financial Review and Prospects — Operating Results — Overview — Currency Fluctuations” for further discussion. See “Information on the Company — Business Overview” for a more detailed information of the Great East Japan Earthquake.

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

5.B LIQUIDITY AND CAPITAL RESOURCES

Historically, Toyota has funded its capital expenditures and research and development activities through cash generated by operations.

In fiscal 2012, Toyota expects to sufficiently fund its capital expenditures and research and development activities through cash and cash equivalents on hand, and cash generated by operations. Toyota will use its funds for the development of environment technologies, maintenance and replacement of manufacturing facilities, and the introduction of new products. See “Information on the Company — Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures for fiscal 2009, 2010 and 2011, and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota funds its financing programs for customers and dealers, including loans and leasing programs, from both cash generated by operations and borrowings by its sales finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.

Repurchasing of its own shares occurred at an approximate total cost of ¥73 billion for fiscal 2009. Toyota refrained from repurchasing of its own shares for fiscal 2010 and 2011. Toyota has decided, for the time being, to refrain from repurchasing its own shares, in order to prioritize retention of cash reserves given the continued uncertainties surrounding future global economy.

Net cash provided by operating activities was ¥2,024.0 billion for fiscal 2011, compared with ¥2,558.5 billion for the prior fiscal year. The decrease in net cash provided by operating activities resulted from an increase in cash payment to suppliers attributable to the increase in cost of products sold in the automotive operations, and cash payments for income taxes, partially offset by an increase in cash collection received from sale of products due to an increase in net revenue for the automotive operations.

Net cash used in investing activities was ¥2,116.3 billion for fiscal 2011, compared with ¥2,850.1 billion for the prior fiscal year. The decrease in net cash used in investing activities resulted from an increase in sales and maturity of marketable securities and security investments, partially offset by an increase in purchases of marketable securities and security investments.

Net cash provided by or used in financing activities was a ¥434.3 billion increase for fiscal 2011, compared with ¥277.9 billion decrease for the prior fiscal year. The increase in net cash provided by financing activities resulted from an increase in short-term borrowings and decrease in repayment of long-term debt.

Total capital expenditures for property, plant and equipment, excluding vehicles and equipment on operating leases, were ¥629.3 billion during fiscal 2011, an increase of 4.1% over the ¥604.5 billion in total capital expenditures during the prior fiscal year. The increase in capital expenditures resulted from an increase of investments in North America and Asia.

Total capital expenditures for vehicles and equipment on operating leases were ¥1,061.8 billion during fiscal 2011, an increase of 27.5% over the ¥833.0 billion in expenditures from the prior fiscal year. The increase in expenditures for vehicles and equipment on operating leases resulted from an increase in investments in the financial services operations.

Toyota expects investments in property, plant and equipment, excluding vehicles and equipment on operating leases, to be approximately ¥720.0 billion during fiscal 2012.

Based on current available information, Toyota does not expect environmental matters to have a material impact on its financial position, results of operations, liquidity or cash flows during fiscal 2012. However, there exists uncertainty with respect to Toyota’s obligations under current and future environment regulations as described in “Information on the Company — Business Overview — Governmental Regulations, Environmental and Safety Standards”.

Cash and cash equivalents were ¥2,080.7 billion as of March 31, 2011. Most of Toyota’s cash and cash equivalents are held in Japanese yen and in U.S. dollars. In addition, time deposits were ¥203.9 billion and marketable securities were ¥1,225.4 billion as of March 31, 2011.

Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, increased during fiscal 2011 by ¥665.0 billion, or 12.6%, to ¥5,963.2 billion.

Trade accounts and notes receivable, less allowance for doubtful accounts decreased during fiscal 2011 by ¥437.0 billion, or 23.2%, to ¥1,449.2 billion. This decrease was due to the decrease in the volume of sales in the second half of fiscal 2011.

Inventories decreased during fiscal 2011 by ¥118.1 billion, or 8.3%, to ¥1,304.2 billion.

Total finance receivables, net decreased during fiscal 2011 by ¥146.6 billion, or 1.5%, to ¥9,693.5 billion. The decrease in finance receivables, net is due to fluctuations in foreign currency translation rates. As of March 31, 2011, finance receivables were geographically distributed as follows: in North America 59.0%, in Japan 12.7%, in Europe 10.4%, in Asia 5.8% and in Other 12.1%.

Marketable securities and other securities investments, including those included in current assets, increased during fiscal 2011 by ¥747.1 billion, or 18.5%, reflecting purchase of marketable securities and security investments, and an increase in the fair values of common stocks.

Property, plant and equipment decreased during fiscal 2011 by ¥401.8 billion, or 6.0%, primarily reflecting the impacts of depreciation charges during the year and fluctuations in foreign currency translation rates, partially offset by the capital expenditures.

Accounts and notes payable decreased during fiscal 2011 by ¥453.4 billion, or 23.2%. This decrease was due to the decrease in production volume in the second half of fiscal 2011.

Accrued expenses increased during fiscal 2011 by ¥37.4 billion, or 2.1%, reflecting the increase in expenses related to the recalls and other safety measures.

Income taxes payable decreased during fiscal 2011 by ¥40.6 billion, or 26.5%, as a result of a decrease of income taxes payable at overseas subsidiaries.

Toyota’s total borrowings decreased during fiscal 2011 by ¥112.4 billion, or 0.9%. Toyota’s short-term borrowings consist of loans with a weighted-average interest rate of 1.57% and commercial paper with a weighted-average interest rate of 0.67%. Short-term borrowings decreased during fiscal 2011 by ¥100.6 billion, or 3.1%, to ¥3,179.0 billion. Toyota’s long-term debt consists of unsecured and secured loans, medium-term notes, unsecured notes and long-term capital lease obligations with interest rates ranging from 0.00% to 29.00%, and maturity dates ranging from 2011 to 2050. The current portion of long-term debt increased during fiscal 2011 by ¥554.5 billion, or 25.0%, to ¥2,772.8 billion and the non-current portion decreased by ¥566.2 billion, or 8.1%, to ¥6,449.2 billion. The decrease in total borrowings resulted from the decrease in medium-term notes and short-term borrowings, partially offset by increase in long-term borrowings. As of March 31, 2011, approximately 31% of long-term debt was denominated in Japanese yen, 24% in U.S. dollars, 12% in the euros and 33% in other currencies. Toyota hedges interest rate risk exposure of fixed-rate borrowings by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.

As of March 31, 2011, Toyota’s total interest bearing debt was 120.0% of Toyota Motor Corporation shareholders’ equity, compared with 120.8% as of March 31, 2010.

Toyota’s long-term debt is rated “AA-” by Standard & Poor’s Ratings Group, “Aa2” by Moody’s Investors Services and “AAA” by Rating and Investment Information, Inc., as of May 31, 2011. However, Moody’s

Investors Services has announced that it is considering the reduction of Toyota’s long-term debt rating. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

Toyota’s unfunded pension liabilities decreased during fiscal 2011 by ¥1.9 billion, or 0.3%, to ¥545.7 billion. The unfunded pension liabilities relate to the parent company and its overseas subsidiaries. The unfunded amounts will be funded through future cash contributions by Toyota or in some cases will be settled on the retirement date of each covered employee. The unfunded pension liabilities decreased in fiscal 2011 compared with the prior fiscal year due to changes of pension plans in subsidiaries. See note 19 to the consolidated financial statements for further discussion.

Toyota’s treasury policy is to maintain controls on all exposures, to adhere to stringent counterparty credit standards, and to actively monitor marketplace exposures. Toyota remains centralized, and is pursuing global efficiency of its financial services operations through Toyota Financial Services Corporation.

The key element of Toyota’s financial strategy is maintaining a strong financial position that will allow Toyota to fund its research and development initiatives, capital expenditures and financial services operations efficiently even if earnings experience short-term fluctuations. Toyota believes that it maintains sufficient liquidity for its present requirements and that by maintaining its high credit ratings, it will continue to be able to access funds from external sources in large amounts and at relatively low costs. Toyota’s ability to maintain its high credit ratings is subject to a number of factors, some of which are not within Toyota’s control. These factors include general economic conditions in Japan and the other major markets in which Toyota does business, as well as Toyota’s successful implementation of its business strategy.

5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Toyota believes that its long-term success depends on its ability to secure a leadership position with respect to vehicle research and development.

Toyota’s research and development expenditures were approximately ¥730 billion in fiscal 2011, ¥725 billion in fiscal 2010 and ¥904 billion in fiscal 2009.

For this reason, Toyota is promoting next generation environmentally friendly, energy efficient, and safe vehicle technology in its research and development. Toyota is making efforts to produce environmentally friendly vehicles, with efforts focused in the following fields:

•	further improvements in hybrid technologies (functions, costs, etc.) and subsequent environmental contributions;

•	improvement in gasoline engine fuel economy and improvement of technology in connection with more stringent emissions standards;

•	promoting improvements in clean diesel engine functioning and fuel economy;

•	development of electric vehicles, fuel-electric vehicles and other alternative fuel vehicles; and

•	development of technology designed to promote driving and vehicle safety.

Toyota’s belief is that the environment is one of the most important issues. Toyota is aiming to lower the volume of carbon dioxide emissions at all stages of operations, including development, production, logistics, usage, disposal and recycling of vehicles, as well as the reduction of environmental burdens. Toyota also utilizes various energy resources as a substitute to oil, and focuses on the practical realization and development of a plug-in hybrid vehicle which can be charged from domestic power supplies, mass-produced electric vehicles, the development of next-generation batteries, the development of alternative fuels such as biofuel, and fuel-battery vehicles. Toyota maintains its leadership position in environmental technology, and is responding to environmental issues, the representative example being the Prius, the hybrid car introduced to the Japanese market in 1997.

In May 2010, Toyota invested in Tesla Motors (Tesla) in the amount of $50 million as part of a basic agreement with Tesla to implement a joint venture related to the development, technology, and production systems of electric vehicles and their components. Toyota unveiled its electric vehicle concept model (RAV4EV) co-developed with Tesla at the November 2010 Los Angeles Auto Show. Toyota aims to have the vehicle reach U.S. markets in 2012, and will continue its vehicle development efforts with the U.S. as its focus.

In April 2008 in North America, Toyota established the Toyota Research Institute of North America (hereafter, “TRI-NA”) as a new department specializing in cutting-edge research as part of the Toyota Technical Center research facility. Up to this point, TRI-NA has accelerated cutting-edge research in addition to adding the new ‘traffic society’ research theme, and has enriched advanced research activities in North America while cooperating with universities and research institutions.

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

•

Developing alternative fuel powering systems for commercial sale. This includes developing hybrid vehicles and fuel cell hybrid vehicles. The second-generation Prius that Toyota introduced in September 2003 features a new hybrid system which decreases negative environmental impact while increasing power and performance. Furthermore, the third-generation Prius was introduced in 2009, and broke the record for sales by vehicle type which was previously held by the Corolla. In addition, Toyota’s cumulative sales of hybrid vehicles exceeded 3 million units, which contributed approximately 18 million ton reduction of CO2 emissions. In July 2007, Toyota developed the Plug-in Hybrid Vehicle (PHV) and received certification from Japan’s Ministry of Land, Infrastructure, Transport and Tourism (MLIT). PHV runs as an Electric Vehicle (EV) in short distances and runs as a regular hybrid vehicle in long distances. Tests are conducted in Japan, North America and Europe and in late 2009, Toyota commenced its sale of PHVs with lithium ion batteries to fleet vehicle users in Japan, North America and Europe. In addition, in September 2008, Toyota started leasing the new Toyota Fuel Cell Hybrid Vehicle — advanced (the “new Toyota FCHV-adv”). The new Toyota FCHV-adv has completely overhauled its fuel cell system and has made significant improvements to low-temperature startup performance and cruising distance, which had posed challenges to promoting its widespread use. By 2015, Toyota plans to introduce sedan-type fuel battery vehicles at reasonable prices for customers in four major metropolitan areas where infrastructure construction is expected in Japan. To control increases in oil prices and reduce the consumption of oil, the proliferation of fuel alternatives to oil such as biofuel and natural gas is expanding in some countries. Toyota works towards the ongoing formation of a mobility society and not only actively researches the development and introduction to the market of natural gas vehicles and flex-fuel vehicles (FFV) that are compatible with ethanol fuel, but is also conducting research and development into other practical uses of oil alternatives and biofuels, such as research into fuels that will not compete with food production, and into genetically modified organism (GMO) technology in order to process sugarcane more efficiently.

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

In addition, Toyota established the Collaborative Safety Research Center aimed at reducing the number of traffic accident related deaths through cooperation with various hospitals and universities in North America. Toyota is greatly fortifying its efforts toward product safety and quality, and this research center is part of these efforts. Established within the same research center is the Toyota Technical Center (TTC), which is the research and development center of Toyota Motor Engineering & Manufacturing North America, Inc. At the TTC, Toyota’s technicians based in Japan also take part in planning, and perform research focused on reducing the risk of distracted or impaired driving behaviors, as well as the protection of vulnerable demographics such as young children and the elderly. Toyota is also promoting the spread of safe vehicle technologies, and is implementing analyses of traffic accident and driver behavior data. Toyota is planning to invest in the amount of 50 million dollars over the next 5 years.

In order to promote further streamlining of the global external decision-making process with respect to the development of vehicle safety technologies, Toyota appointed a Chief Safety Technology Officer (CSTO) on April 1, 2011, who will execute a general integration of safety technology within Toyota’s technology department.

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

Toyota carefully analyzes patents and the need for patents in each area of research to formulate more effective research and development strategies. Toyota identifies research and development projects in which it should acquire patents, and files relevant applications as necessary to help build a strong global patent portfolio.

In addition, Toyota wishes to contribute to sustainable mobility by promoting the spread of technologies with environmental and safety benefits. This is why Toyota takes an open stance to patent licensing, and grants licenses when appropriate terms are met. For example, in March 2004, Toyota and Ford Motor Company entered into licensing agreements for patents related to hybrid systems and emissions purification. In addition, in March 2010, Toyota and Mazda Motor Corporation entered into a license agreement regarding the supply of hybrid system technology.

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

5.E OFF-BALANCE SHEET ARRANGEMENTS

Toyota uses its securitization program as part of its funding through special purpose entities for its financial services operations. Toyota is considered the primary beneficiary of these special purpose entities and therefore consolidates them. Toyota has not entered into any off-balance sheet securitization transactions during fiscal 2011.

Lending Commitments

Credit Facilities with Credit Card Holders

Toyota’s financial services operations issue credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holder’s requests up to the limits established on an individual holder’s basis. Although loans made to customers through these facilities are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥261.7 billion as of March 31, 2011.

Credit Facilities with Dealers

Toyota’s financial services operations maintain credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota prices the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operations also provide financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota’s outstanding credit facilities with dealers totaled ¥1,590.6 billion as of March 31, 2011.

Guarantees

Toyota enters into certain guarantee contracts with its dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match the maturity of installment payments, and as of March 31, 2011, ranged from one month to 35 years. However, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of March 31, 2011 is ¥1,662.2 billion. Liabilities for these guarantees of ¥20.4 billion have been provided as of March 31, 2011. Under these guarantee contracts, Toyota is entitled to recover any amounts paid by it from the customers whose obligations it guaranteed.

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

The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2011.

	Yen in millions
	Total	Payments Due by Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:
Short-term borrowings (note 13)
Loans	¥1,140,066	¥1,140,066	¥—	¥—	¥—
Commercial paper	2,038,943	2,038,943	—	—	—
Long-term debt* (note 13)	9,200,130	2,768,544	3,368,754	1,995,139	1,067,693
Capital lease obligations (note 13)	21,917	4,283	4,751	2,977	9,906
Non-cancelable operating lease obligations (note 22)	44,179	9,198	13,126	8,709	13,146
Commitments for the purchase of property, plant and other assets (note 23)	83,506	37,304	25,513	6,262	14,427

Total	¥12,528,741	¥5,998,338	¥3,412,144	¥2,013,087	¥1,105,172

*	“Long-term debt” represents future principal payments.

Toyota is unable to make reasonable estimates of the period of cash settlement with respect to liabilities recognized for uncertain tax benefits, and accordingly such liabilities are excluded from the table above. See note 16 to the consolidated financial statements for further discussion.

Toyota expects to contribute ¥97,231 million to its pension plans in fiscal 2012.

	Yen in millions
	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Commercial Commitments (note 23):
Maximum potential exposure to guarantees given in the ordinary course of business	¥1,662,225	¥469,543	¥744,991	¥316,508	¥131,183

Total Commercial Commitments	¥1,662,225	¥469,543	¥744,991	¥316,508	¥131,183

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

In March 2011, Toyota unveiled its “Toyota Global Vision”. In order to realize the Global Vision, Toyota implemented a new management organization highlighted by a more streamlined board of directors and a reduced number of layers in the executive decision-making structure. Specifically, in order to increase the speed of management decision-making, Toyota has greatly reduced the number of directors, and the current three-tier executive system with executive vice presidents, chief officers, and officers responsible for group affairs will be streamlined to two tiers, with executive vice presidents and chief officers. As a result, Toyota believes that this will facilitate the information from the chief officers who are closely familiar with the operations on-ground to management to be communicated more quickly. Toyota believes this will more clearly define the respective roles of the directors, who determine what Toyota will do as a global corporation, and the chief officers, who are in charge of Toyota’s daily operations and who will determine how Toyota will implement it. Previously, chief officers were appointed among the senior managing directors, and now they are appointed in a more flexible manner among the senior managing officers or managing officers. Furthermore, the regional chief officer under the executive vice president in charge of each region will mainly carry out operations on-ground, and will work towards connecting the needs of customers around the world and Toyota’s development and production, sales, and other functions. Toyota believes it is crucial for it to be led by directors and senior management who deeply understand, and can effectively implement, Toyota’s strengths — the monozukuri spirit of conscientious manufacturing and the genchi genbutsu principle of placing emphasis on on-site operations with a go-and-see attitude for continued improvement and problem solving. Toyota has seven corporate auditors, four of whom are outside corporate auditors.

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Fujio Cho (February 2, 1937)	Chairman of the Board

1960 Joined Toyota Motor Corporation (“TMC”)

1988 Director of TMC

1988 Toyota Motor Manufacturing, U.S.A., Inc. President

1994 Managing Director of TMC

1994 Retired from Toyota Motor Manufacturing, U.S.A., Inc. President

1996 Senior Managing Director of TMC

1998 Executive Vice President of TMC

1999 President of TMC

2005 Vice Chairman of TMC

2006 Chairman of TMC

(important concurrent duties)

Corporate Auditor of DENSO CORPORATION

Director of Central Japan Railway Company

Director of Sony Corporation

President and Representative Director of Toyota Kuragaike Kaihatsu Kabushiki Kaisha

Director of Toyota Industries Corporation

			40,705

Akio Toyoda (May 3, 1956)	President, Member of the Board	1984 Joined TMC 2000 Director of TMC 2002 Managing Director of TMC 2003 Senior Managing Director of TMC 2005 Executive Vice President of TMC 2009 President of TMC (important concurrent duties) Corporate Auditor of Toyota Boshoku Corporation Chairman and CEO of Toyota Motor North America, Inc. Chairman of Toyota Motor (China), Investment Co., Ltd. Chairman of Toyota Motor Europe NV/SA Chairman of Toyota Motor Sales & Marketing Corporation	4,574,800

Takeshi Uchiyamada (August 17, 1946)	Executive Vice President, Member of the Board	1969 Joined TMC 1998 Director of TMC 2001 Managing Director of TMC 2003 Senior Managing Director of TMC 2005 Executive Vice President of TMC (important concurrent duties) Director of JTEKT Corporation Chairman of Toyota Motor Engineering & Manufacturing (China) Co., Ltd Director of Toyota Boshoku Corporation	32,264

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Yukitoshi Funo (February 1, 1947)	Executive Vice President, Member of the Board

1970 Joined Toyota Motor Sales Co., Ltd.

2000 Director of TMC

2003 Managing Officer of TMC

2003 Toyota Motor Sales, U.S.A., Inc. President

2004 Director of TMC

2005 Senior Managing Director of TMC

2005 Toyota Motor Sales, U.S.A., Inc. Chairman

2006 Toyota Motor North America, Inc. Chairman

2007 Retired from Toyota Motor North America, Inc. Chairman

2009 Executive Vice President of TMC

2009 Retired from Toyota Motor Sales, U.S.A., Inc. Chairman

(important concurrent duties)

Chairman of Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.

Chairman of Toyota Motor Asia Pacific Pte., Ltd.

			34,248

Atsushi Niimi (July 30, 1947)	Executive Vice President, Member of the Board	1971 Joined TMC 2000 Director of TMC 2002 Toyota Motor Manufacturing North America, Inc. President 2003 Managing Officer of TMC 2004 Director of TMC 2005 Retired from Toyota Motor Manufacturing North America, Inc. President 2005 Senior Managing Director of TMC 2009 Executive Vice President of TMC (important concurrent duties) Chairman of Toyota Motor Engineering & Manufacturing North America, Inc. Chairman of Toyota Motor Technical Center (China) Co., Ltd. Corporate Auditor of JTEKT Corporation	37,000

Shinichi Sasaki (December 18, 1946)	Executive Vice President, Member of the Board	1970 Joined TMC 2001 Director of TMC 2003 Managing Officer of TMC 2004 Toyota Motor Engineering & Manufacturing Europe NV/SA President 2005 Senior Managing Director of TMC 2005 Toyota Motor Europe NV/SA, Toyota Motor Marketing Europe NV/SA and Toyota Motor Engineering & Manufacturing Europe NV/SA merged under the name Toyota Motor Europe NV/SA 2005 Toyota Motor Europe NV/SA President 2006 Retired from Toyota Motor Europe NV/SA President 2009 Executive Vice President of TMC (important concurrent duties) Director of KDDI CORPORATION Corporate Auditor of Toyoda Gosei Co., Ltd.	14,210

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Satoshi Ozawa (August 5, 1949)	Executive Vice President, Member of the Board	1974 Joined Toyota Motor Sales Co., Ltd. 2003 Managing Officer of TMC 2007 Senior Managing Director of TMC 2010 Executive Vice President of TMC	30,200

Nobuyori Kodaira (March 18, 1949)	Director, Member of the Board	1972 Joined Ministry of International Trade and Industry 2004 Director-General, Agency for Natural Resources and Energy 2006 Retired from Director-General, Agency for Natural Resources and Energy 2008 Advisor of TMC 2009 Managing Officer of TMC 2010 Senior Managing Director of TMC 2011 Director of TMC	6,000

Mamoru Furuhashi (January 3, 1950)	Director, Member of the Board	1973 Joined TMC 2003 Managing Officer of TMC 2007 Senior Managing Director of TMC 2011 Director of TMC	28,105

Takahiko Ijichi (July 15, 1952)	Director, Member of the Board	1976 Joined TMC 2004 Managing Officer of TMC 2008 Senior Managing Director of TMC 2011 Director of TMC (important concurrent duties) Corporate Auditor of HAMAMATSU PHOTONICS K.K.	18,000

Yasumori Ihara (November 17, 1951)	Director, Member of the Board	1975 Joined Toyota Motor Sales Co., Ltd. 2004 Managing Officer of TMC 2007 Toyota Transportation Co., Ltd. President 2007 Advisor of TMC 2008 Retired from Advisor of TMC 2009 Retired from Toyota Transportation Co., Ltd. President 2009 Senior Managing Director of TMC 2011 Director of TMC	10,000

Yoichiro Ichimaru (October 10, 1948)	Full-time Corporate Auditor	1971 Joined Toyota Motor Sales Co., Ltd. 2001 Director of TMC 2003 Managing Officer of TMC 2005 Senior Managing Director of TMC 2009 Executive Vice President of TMC 2011 Corporate Auditor of TMC	25,568

Masaki Nakatsugawa (January 29, 1953)	Full-time Corporate Auditor	1976 Joined Toyota Motor Sales Co., Ltd. 2002 Dispatched to Toyota Motor Thailand Co., Ltd. 2004 General Manager for Accounting Div. of TMC 2006 Corporate Auditor of TMC	5,800

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Masahiro Kato (September 17, 1952)	Full-time Corporate Auditor	1975 Joined TMC 2009 Toyota Motor (China) Investment Co., Ltd. President 2009 Managing Officer of TMC 2011 Retired from Toyota Motor (China) Investment Co., Ltd. President 2011 Corporate Auditor of TMC	2,600

Yoichi Morishita (June 23, 1934)	Outside Corporate Auditor

1957 Joined Matsushita Electric Industrial Co., Ltd.

1987 Director of the same

1989 Managing Director of the same

1990 Senior Managing Director of the same

1992 Executive Vice President of the same

1993 President of the same

2000 Chairman of the same

2006 Outside Corporate Auditor of TMC

2006 Executive Advisor of Matsushita Electric Industrical Co., Ltd.

2008 Name of Matsushita Electric Industrial Co., Ltd. was changed to Panasonic Corporation

2008 Executive Advisor of Panasonic Corporation

(important concurrent duties)

Executive Advisor of Panasonic Corporation

Outside Corporate Auditor of The Kansai Electric Power Co., Inc.

—

Akishige Okada (April 9, 1938)	Outside Corporate Auditor

1963 Joined Mitsui Bank, Ltd

1991 Director of Mitsui Taiyo Kobe Bank, Ltd.

1995 Managing Director of Sakura Bank, Ltd.

1996 Senior Managing Director of the same

1997 President of the same

2001 Chairman of Sumitomo Mitsui Banking Corporation

2002 Chairman of Sumitomo Mitsui Financial Group Inc. (concurrent)

2005 Retired from Chairman of Sumitomo Mitsui Financial Group Inc.

2005 Advisor of Sumitomo Mitsui Banking Corporation

2006 Outside Corporate Auditor of TMC

2010 Honorary Advisor of Sumitomo Mitsui Banking Corporation

(important concurrent duties)

Honorary Advisor of Sumitomo Mitsui Banking Corporation

Outside Corporate Auditor of Mitsui Fudosan Co., Ltd.

Outside Director of DAICEL CHEMICAL INDUSTRIES, LTD.

—

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Kunihiro Matsuo (September 13, 1942)	Outside Corporate Auditor	2004 Supreme Public Prosecutors Office Prosecutor-General 2006 Retired from Supreme Public Prosecutors Office Prosecutor-General 2006 Registered as Attorney 2007 Outside Corporate Auditor of TMC (important concurrent duties) Outside Director of Asahi Glass Co., Ltd. Outside Corporate Auditor of MITSUI & CO., LTD. Outside Corporate Auditor of KOMATSU LTD. Corporate Auditor of BROTHER INDUSTRIES, LTD.	—

Yoko Wake (November 18, 1947)	Outside Corporate Auditor	1970 Joined the Fuji Bank, Limited 1973 Retired from the same 1977 Instructor of Faculty of Business and Commerce of Keio University 1982 Associate Professor of the same 1993 Professor of the same 2011 Outside Corporate Auditor of TMC	—

None of the persons listed above was selected as director, corporate auditor or member of senior management pursuant to an arrangement or understanding with Toyota’s major shareholders, customers, suppliers or others.

6.B COMPENSATION

The aggregate amount of remuneration, including bonuses but excluding stock options, paid to all directors and corporate auditors as a group by Toyota for services in all capacities during fiscal 2011 was approximately ¥1,774 million. Directors and corporate auditors of Toyota Motor Corporation receive year-end bonuses, the aggregate amount of which is approved at Toyota Motor Corporation’s ordinary general shareholders’ meeting and is based on Toyota Motor Corporation’s financial performance for the fiscal year. The amounts of the bonuses paid to individual directors and corporate auditors are then determined based upon discussions at a meeting of Toyota Motor Corporation’s board of directors and the meeting of corporate auditors.

Toyota’s Annual Securities Report filed with the Kanto Local Bureau of Finance on June 24, 2011, contained the following information concerning compensation in fiscal 2011 on a consolidated basis for directors and auditors whose total compensation exceeded ¥100 million during such period:

- Fujio Cho, Director: ¥151 million (¥97 million in base compensation, ¥26 million in bonus, and ¥27 million in stock options)

- Katsuaki Watanabe, Director: ¥122 million (¥75 million in base compensation, ¥19 million in bonus, and ¥27 million in stock options)

- Kazuo Okamoto, Director: ¥122 million (¥75 million in base compensation, ¥19 million in bonus, and ¥27 million in stock options)

- Akio Toyoda, Director: ¥136 million (¥84 million in base compensation, ¥24 million in bonus, and ¥27 million in stock options)

- Takeshi Uchiyamada, Director: ¥104 million (¥61 million in base compensation, ¥14 million in bonus, and ¥27 million in stock options)

- Yoshimi Inaba, Director: ¥126 million (¥101 million in base compensation, ¥0 in bonus, and ¥24 million in stock options)

The amounts above were recorded as expenses in fiscal 2011. The stock options are the fair market value calculated based on certain conditions as of the grant date.

6.C BOARD PRACTICES

Toyota’s articles of incorporation provide for a board of directors of not more than 20 members and for not more than seven corporate auditors. Shareholders elect the directors and corporate auditors at the general shareholders’ meeting. The normal term of office of a director is one year and of a corporate auditor is four years. Directors and corporate auditors may serve any number of consecutive terms.

The board of directors may appoint one Chairman of the Board and one President, as well as one or more Vice Chairmen of the Board and Executive Vice Presidents. The board of directors elects, pursuant to its resolutions, one or more Representative Directors. Each Representative Director represents Toyota generally in the conduct of its affairs. The board of directors has the ultimate responsibility for the administration of Toyota’s affairs. None of Toyota’s directors is party to a service contract with Toyota or any of its subsidiaries that provides for benefits upon termination of employment.

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

6.D EMPLOYEES

The total number of Toyota employees, on a consolidated basis, as reported in Toyota’s annual Japanese securities report filed with the Director of the Kanto Local Finance Bureau was 317,716 at March 31, 2011, 320,590 at March 31, 2010 and 320,808 at March 31, 2009. The following tables set forth a breakdown of persons employed by business segment and by geographic location at March 31, 2011.

Segment	Number of Employees	Location	Number of Employees
Automotive	278,041	Japan	197,168
Financial services	8,259	North America	36,275
All other	26,848	Europe	19,069
Unallocated	4,568	Asia	43,269
		Other*	21,935

Total company	317,716	Total company	317,716

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

Toyota’s average number of temporary employees on a consolidated basis was 66,396 during fiscal 2011.

6.E SHARE OWNERSHIP

For information on the number of shares of Toyota’s common stock held by each director and corporate auditor as of June 2011, see “— Directors and Senior Management”. Each such director and corporate auditor owns less than one percent of the issued and outstanding shares of common stock of Toyota. The shares held by each director and corporate auditor do not include options that are exercisable for shares of Toyota’s common stock. For a description of these options, see “— Stock Options” below.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

Stock Options

Toyota enacted stock option plans every year from 2005 until 2010. Toyota will not enact any such plan in 2011. The plans for which stock options or stock acquisition rights are currently exercisable or will become exercisable in the future were approved by Toyota’s shareholders in June of 2005, 2006, 2007, 2008, 2009 and 2010. Under the 2005 plan, Toyota issued stock acquisition rights to purchase 2,104,000 shares of common stock to its directors and 596 officers and employees of its subsidiaries and one Toyota affiliate. Under the 2006 plan, Toyota issued stock acquisition rights to purchase 3,176,000 shares of common stock to its directors and 580 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2007 plan, Toyota issued stock acquisition rights to purchase 3,264,000 shares of common stock to its directors and 579 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2008 plan, Toyota issued stock acquisition rights to purchase 3,494,000 shares of common stock to its directors and 597 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2009 plan, Toyota issued stock acquisition rights to purchase 3,492,000 shares of common stock to its directors and 615 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2010 plan, Toyota issued stock acquisition rights to purchase 3,600,000 shares of common stock to its directors and officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate.

Pursuant to the provisions of the 2005 plan, stock acquisition rights may be exercised during a four-year period that starts two years from the date first granted. Pursuant to the provisions of the 2006, 2007, 2008, 2009 and 2010 plans, stock acquisition rights may be exercised during a six-year period that starts two years from the date of grant. The exercise price of each stock acquisition right is 1.025 times the closing price of Toyota’s common stock on the Tokyo Stock Exchange on the date of grant. The 2005 plan provides that each director will be granted no more than 200 and no less than 150 stock acquisition rights, and each eligible officer or employee will be granted no more than 100 and no less than 20 stock acquisition rights. The 2006, 2007, 2008, 2009 and 2010 plans provide that each director will be granted no more than 400 and no less than 300 stock acquisition rights, and each eligible officer or employee will be granted no more than 200 and no less than 20 stock acquisition rights. For each of the 2005, 2006, 2007, 2008, 2009 and 2010 plans, 100 shares will be issued or delivered upon the exercise of each stock acquisition right. The options are granted as of early August of each year for each plan.

An option holder who retires while one’s options are still exercisable retains the right to exercise one’s options until the expiration of the exercise period described above. However, an option holder’s right to purchase common stock under each plan lapses automatically upon one’s death or upon taking position such as in the management with a competitor.

The following table summarizes information for options and the incentive plan outstanding and exercisable at March 31, 2011:

	Outstanding				Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price	Weighted- average exercise price
(Yen)		(Yen)	(Dollars)	(Years)		(Yen)	(Dollars)
¥3,183 – 6,000	10,508,800	¥4,030	$48	5.63	4,069,800	¥4,611	$55
¥6,001 – 7,278	5,278,000	¥6,754	$81	3.87	5,278,000	¥6,754	$81

Toyota also has an employee stock ownership association in Japan for employees and full time and part time company advisors. Members of the employee stock ownership association set aside certain amounts from their monthly salary and bonuses to purchase Toyota’s common stock through the employee stock ownership association. As of March 31, 2011, the employee stock ownership association held 16,735,983 shares of Toyota’s common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

As of March 31, 2011, 3,447,997,492 shares of Toyota’s common stock were issued, out of which, 312,298,805 shares were treasury stock and 3,135,698,687 shares were outstanding. Beneficial ownership of Toyota’s common stock in the table below was prepared from information known to Toyota or that could be ascertained from public filings, including filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Financial Instruments and Exchange Law of Japan.

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

Name of Beneficial Owner	Number of Shares (in thousands)	Percentage of Shares Issued
Toyota Industries Corporation	215,640	6.25

On December 1, 2010, Toyota Industries Corporation filed a report with the Tokai Local Finance Bureau indicating that it increased its ownership in Toyota from 5.00% to 6.02%.

According to The Bank of New York Mellon, depositary for Toyota’s ADSs, as of March 31, 2011, 85,866,758 shares of Toyota’s common stock were held in the form of ADRs and there were 2,302 ADR holders of record in the United States. According to Toyota’s register of shareholders, as of March 31, 2011, there were 652,568 holders of common stock of record worldwide. As of March 31, 2011, there were 233 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 12.6% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

To the extent known to Toyota, Toyota is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

Toyota knows of no arrangements the operation of which may at a later time result in a change of control.

7.B RELATED PARTY TRANSACTIONS

Business Relationships

Toyota purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s equity-method affiliates and those firms with which certain members of Toyota’s board of directors are affiliated. Toyota purchased materials, supplies and services from these affiliated entities in the amount of ¥3,655.1 billion in fiscal 2011. Toyota also sells its products and services to Toyota’s equity-method affiliates and firms with which certain members of Toyota’s board of directors are affiliated. Toyota sold products and services to these affiliated entities in the amount of ¥1,612.3 billion in fiscal 2011. Toyota believes all of these purchase and sale transactions were arm’s-length transactions. See note 12 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with affiliated companies.

Loans

Toyota regularly has trade accounts and other receivables by, and accounts payable to, Toyota’s equity-method affiliates and firms with which certain members of Toyota’s board of directors are affiliated. Toyota had outstanding trade accounts and other receivables by these affiliated entities in the amount of ¥204.4 billion as of March 31, 2011. Toyota had outstanding trade accounts and other payables to these affiliated entities in the amount of ¥352.5 billion as of March 31, 2011.

Toyota, from time to time, provides short- to medium-term loans to its affiliates, as well as loans under a loan program established by certain subsidiaries to assist their executives and directors with the purchase of homes. As of March 31, 2011, an aggregate amount of ¥11.9 billion in loans was outstanding to its equity-method affiliates. As of March 31, 2011, an aggregate amount of ¥27.8 billion in loans was outstanding to those of its affiliates not accounted for under the equity method, which are 20% to 50% owned by Toyota. As of March 31, 2011, the largest loan outstanding to any such equity-method affiliate was a loan of ¥9.6 billion at a fixed rate. Toyota believes that each of these loans was entered into in the ordinary course of business.

7.C INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1-3.	Consolidated Financial Statements. Toyota’s audited consolidated financial statements are included under “Item 18 — Financial Statements”. Except for Toyota’s consolidated financial statements included under Item 18, no other information in this annual report has been audited by Toyota’s auditors.

4.	Not applicable.

5.	Not applicable.

6.	Export Sales. See “Operating and Financial Review and Prospects — Operating Results — Overview — Geographical Breakdown”.

7.	Legal and Arbitration Proceedings. See “Information on the Company — Business Overview — Legal Proceedings”.

8.	Dividend Policy. See “Key Information — Selected Financial Data — Dividend Information”.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share		Price per ADS
	High	Low	High	Low
Fiscal Year Ended March 31,
2007	¥8,350	¥5,430	$138.00	$94.52
2008	7,850	4,830	128.12	96.91
2009	5,670	2,650	106.74	57.68
2010	4,200	3,270	91.78	67.90
2011	3,955	2,800	93.90	67.56

Financial Quarter Ended:
June 30, 2009	4,040	3,270	83.54	67.90
September 30, 2009	4,150	3,380	87.43	73.65
December 31, 2009	3,890	3,300	85.06	75.07
March 31, 2010	4,200	3,270	91.78	71.55
June 30, 2010	3,830	3,030	81.65	68.05
September 30, 2010	3,280	2,806	74.67	67.56
December 31, 2010	3,340	2,800	79.81	69.33
March 31, 2011	3,955	2,830	93.90	77.36

Month Ended:
December 31, 2010	3,335	3,200	79.81	76.84
January 31, 2011	3,595	3,240	86.10	78.70
February 28, 2011	3,955	3,345	93.74	82.34
March 31, 2011	3,865	2,830	93.90	77.36
April 30, 2011	3,380	3,095	81.00	75.85
May 31, 2011	3,425	3,165	84.00	78.62

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

General

Toyota’s authorized number of shares as of March 31, 2011 was 10,000,000,000 shares, of which 3,447,997,492 shares were issued. Toyota does not issue share certificates for its shares. In accordance with the Corporation Act, the Book-Entry Transfer Act and Toyota’s articles of incorporation, Toyota’s shares are recorded or registered on (i) Toyota’s register of shareholders and (ii) transfer account books of the Japan Securities Depository Center, Inc. (“JASDEC”) which is a book-entry transfer institution and securities firms, banks or other account management institutions. The transfer of shares will generally become effective once the transfer is recorded in the transferee’s account. In order to assert shareholders’ rights against Toyota, a shareholder must generally have his or her name and address recorded or registered on Toyota’s register of shareholders. A shareholder can assert minority shareholders’ rights (shareholders’ rights for which Toyota has not set a record date) against Toyota if JASDEC provides an individual shareholder notice to Toyota upon the shareholder’s request. The shareholder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights.

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

Dividends

Dividends — General

Toyota normally pays dividends twice per year, including an interim dividend and a year-end dividend. Although Toyota’s articles of incorporation provide that retained earnings can be distributed as dividends pursuant to the resolution of its board of directors, Toyota’s board of directors recommends the payment of year-end dividends to shareholders and pledgees of record as of March 31 in each year. Year-end dividends are usually paid to the shareholders immediately following approval of the dividends at the general shareholders’ meeting, normally around the end of June of each year. In addition to these year-end dividends, Toyota may pay interim dividends in the form of cash distributions from its distributable surplus to shareholders and pledgees of record as of September 30 in each year by resolution of its board of directors. Toyota normally pays the interim dividend in late November.

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

Any such acquisition of shares must satisfy certain requirements that the total amount of the acquisition price may not exceed the amount of the distributable dividends. See “— Dividends”.

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

10.D EXCHANGE CONTROLS

The Foreign Exchange Regulations govern the acquisition and holding of shares of capital stock of Toyota by “exchange non-residents” and by “foreign investors”. The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.

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

Japanese Taxation

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents of Japan or non-Japanese corporations without permanent establishments in Japan (“non-resident Holders”) who are holders of shares of common stock or of ADSs. The following information regarding taxation in Japan is based on interpretation as of June 20, 2011 of Japan’s tax authorities regarding the same. Tax laws and treaties and their interpretations may change (including with retroactive effect). Toyota will not revise this summary on the basis of any such change occurring after the date of this annual report.

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

Gains derived from the sale of shares of common stock or ADSs outside Japan by a non-resident Holder holding such shares of common stock or ADSs as portfolio investors are, in general, not subject to Japanese income tax or corporation tax under Japanese law. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty so long as filings required under Japanese law are made.

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

Taxation of Dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distribution made by Toyota in respect of shares of common stock or ADSs (without reduction for Japanese withholding taxes) will constitute a taxable dividend to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The U.S. dollar amount of such a dividend generally will be included in the gross income of a U.S. Holder, as ordinary income, when actually or constructively received by the U.S. Holder, in the case of shares of common stock, or by the depositary, in the case of ADSs. Dividends paid by Toyota will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Under current law, dividends received on shares and ADSs of certain foreign corporations in taxable years beginning before January 1, 2013 by non-corporate U.S. investors may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. Dividends received by non-corporate U.S. Holders with respect to shares of common stock or ADSs of Toyota are expected to be eligible for these reduced rates of tax. U.S. Holders should consult their own tax advisors regarding the eligibility of such dividends for a reduced rate of tax.

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

Toyota does not believe that it was a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2011, and intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually and the application of the PFIC rules to a corporation such as Toyota (which among other things is engaged in leasing and financing through several subsidiaries) is not entirely clear, no assurances can be made regarding determination of its PFIC status in the current or any future taxable year. If Toyota is determined to be a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares of common stock or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate U.S. Holder receives from Toyota will not be eligible for the reduced U.S. federal income tax rates on dividends described above if Toyota is a PFIC either in the taxable year of the dividend or the preceding taxable year. If a U.S. Holder owns shares of common stock or ADSs in any taxable year in which Toyota is a PFIC, such U.S. Holder generally would be required to file Internal Revenue Service (“IRS”) Form 8621 (or other form specified by the U.S. Department of the Treasury) with the U.S. Holder’s U.S. federal income tax return in each year that Toyota is a PFIC. Toyota will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.

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

Recent Legislative Developments

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012. In addition, certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include shares of common stock or ADSs) are required to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of shares of common stock or ADSs.

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

Toyota uses a value-at-risk analysis (“VAR”) to evaluate its exposure to changes in foreign currency exchange rates. The VAR of the combined foreign exchange position represents a potential loss in pre-tax earnings that was estimated to be ¥148.9 billion and ¥107.6 billion at March 31, 2010 and 2011, respectively. Based on Toyota’s overall currency exposure (including derivative positions), the risk during fiscal 2011 to pre-tax cash flow from currency movements was on average ¥96.5 billion, with a high of ¥107.6 billion and a low of ¥88.2 billion.

The VAR was estimated by using a Monte Carlo Simulation Method and assumed a 95% confidence level on the realization date and a 10-day holding period.

Interest Rate Risk

Toyota is subject to market risk from exposures to changes in interest rates based on its financing, investing and cash management activities. Toyota enters into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. The potential decrease in fair value resulting from a hypothetical 100 basis point upward shift in interest rates would be approximately ¥67.8 billion as of March 31, 2010 and ¥139.6 billion as of March 31, 2011.

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

Equity Price Risk

Toyota holds investments in various available-for-sale equity securities that are subject to price risk. The fair value of available-for-sale equity securities was ¥852.7 billion as of March 31, 2010 and ¥960.2 billion as of March 31, 2011. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥85.3 billion as of March 31, 2010 and ¥96.0 billion as of March 31, 2011.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A DEBT SECURITIES

Not applicable.

12.B WARRANTS AND RIGHTS

Not applicable.

12.C OTHER SECURITIES

Not applicable.

12.D AMERICAN DEPOSITARY SHARES

Fees and Charges for Holders of American Depositary Receipts

The Bank of New York Mellon, as depositary for the ADSs (the “Depositary”) collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•     Issuance of ADSs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property

•     Cancellation of ADSs for the purpose of withdrawal including if the deposit agreement terminates

$0.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to the ADR holder had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

Registration fees	• Registration of transfer of shares on Toyota’s share register to the name of the depositary or its nominee or the custodian or its nominee when shares are deposited or withdrawn

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to US dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS	• As necessary

Fees Incurred in Fiscal 2011

For fiscal 2011, the Depositary paid Toyota’s continuing annual stock exchange listing fees.

Fees to be Paid in the Future

The Depositary has agreed to reimburse Toyota for expenses Toyota incurs that are related to the maintenance of the ADS program. The Depositary has agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which includes the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse Toyota annually for the continuing listing fees as well as investor relations expenses and/or any other program related expenses. There are limits on the amount of expenses for which the Depositary will reimburse Toyota, but the amount of reimbursement available to Toyota is not tied to the amount of fees investors pay to the Depositary.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) DISCLOSURE CONTROLS AND PROCEDURES

Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the fiscal 2011. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the Form 20-F that Toyota files under the Exchange Act is accumulated and communicated to its management, including the chief executive officer and the principal accounting and financial officer. The disclosure controls and procedures also ensures that the Form 20-F that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Toyota’s Chairman of the Board and the Executive Vice President. Toyota’s disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. The Chairman of the Board and the Executive Vice President have concluded that Toyota’s disclosure controls and procedures are effective at the reasonable assurance level.

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

Based on this evaluation, management concluded that Toyota’s internal control over financial reporting was effective as of March 31, 2011.

PricewaterhouseCoopers Aarata, an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Toyota’s internal control over financial reporting as of March 31, 2011, as stated in its report included herein.

(c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Toyota’s independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on the effectiveness of Toyota’s internal control over financial reporting. This report appears in Item 18.

(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in Toyota’s internal control over financial reporting during fiscal 2011 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.

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

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Aarata and the various network and member firms of PricewaterhouseCoopers to Toyota in fiscal 2010 and fiscal 2011.

	Yen in millions
	2010	2011
Audit Fees(1)	3,072	3,332
Audit-related Fees(2)	83	54
Tax Fees(3)	487	490
All Other Fees(4)	174	231
Total	3,816	4,107

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the services of annual audit, quarterly reviews and assessment and reviews of the effectiveness of internal controls over financial reporting of Toyota and its subsidiaries and affiliates; the services associated with SEC registration statements or other documents issued in connection with securities offerings such as comfort letters and consents; and consultations as to the accounting or disclosure treatment of transactions or events.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include services such as due diligence; agreed-upon or expanded audit procedures; internal control reviews and assistance; review of the effectiveness of the internal audit function; assistance with implementation of the requirements of SEC rules pursuant to the Sarbanes-Oxley Act; and financial statement audits of employee benefit plans.

(3)	Tax Fees include fees billed for tax compliance services, including services such as tax planning, advice and compliance of federal, state, local and international tax; the review of tax returns; assistance with tax audits and appeals; tax-only valuation services including transfer pricing and cost segregation studies; expatriate tax assistance and compliance.

(4)	All Other Fees primarily include fees billed for risk management advisory services of assessment and testing of security infrastructure controls; advisory services relating to accounting manual and accounting control; advisory services relating to establishment of a new subsidiary; assistance with continuing education and training; and services providing information related to automotive market conditions and sales networks.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of Toyota’s common stock by Toyota and its affiliated purchasers during fiscal 2011:

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share (Yen)(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1, 2010 – April 30, 2010	2,279	3,715.53	—	—
May 1, 2010 – May 31, 2010	1,233	3,579.89	—	—
June 1, 2010 – June 30, 2010	1,260	3,271.44	—	—
July 1, 2010 – July 31, 2010	2,901	3,105.96	—	—
August 1, 2010 – August 31, 2010	203,035	2,976.38	—	—
September 1, 2010 – September 30, 2010	101,898	2,901.20	—	—
October 1, 2010 – October 31, 2010	2,797	2,925.56	—	—
November 1, 2010 – November 30, 2010	8,331,694	3,244.00	—	—
December 1, 2010 – December 31, 2010	1,340,552	3,264.75	—	—
January 1, 2011 – January 31, 2011	16,381	3,379.84	—	—
February 1, 2011 – February 28, 2011	5,185,557	3,859.45	—	—
March 1, 2011 – March 31, 2011	5,086	3,626.34	—	—

Total	15,194,673	—	—	—

(1)	A portion of the above purchases were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Toyota to purchase shares that are a fraction of a unit, in accordance with Toyota’s share handling regulations. Toyota is required to comply with such requests pursuant to the Corporation Act. See “Memorandum and Articles of Association — Japanese Unit Share System”.

(2)	Toyota did not have any publicly announced plans or programs in place for fiscal 2011.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

2. Committees. Under the Corporation Act, Toyota has elected to structure its corporate governance system as a company with corporate auditors, who are under a statutory duty to monitor, review and report on the management of the affairs of Toyota. Toyota, as with other Japanese companies with a board of corporate auditors, does not have certain committees that are required of U.S. listed companies subject to the NYSE Corporate Governance Rules, including those that are responsible for director nomination, corporate governance and executive compensation.

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

Toyota currently has four outside corporate auditors under the Corporation Act. Under the Corporation Act, at least half of the corporate auditors of Toyota must be “outside” corporate auditors, which is any person who was not a director, accounting counselor (in the case that an accounting counselor is a legal entity, a member of such entity who is in charge of its affairs), executive officer, manager, or employee of Toyota or its subsidiaries at any time during the past. Such qualifications for an “outside” corporate auditor are different from the audit committee independence requirement under the NYSE Corporate Governance Rules.

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

5. Code of Business Conduct and Ethics. Unlike the NYSE Corporate Governance Rules, under Japanese laws and regulations including the Corporation Act, the Financial Instruments and Exchange Law and stock exchange rules, Toyota is not required to adopt a code of business conduct and ethics for directors, officers and employees. Accordingly, Toyota is not required to adopt and disclose waivers of the code of business conduct and ethics for these individuals. However, Toyota resolved to maintain a code of business conduct and ethics as part of its “internal control system”, or “naibu-tosei”, pursuant to the Corporation Act, in order to ensure its employees’ comply with laws, regulations and the articles of incorporation, etc. Toyota additionally maintains guidelines and internal regulations such as “Guiding Principles at Toyota”, “Toyota Code of Conduct” and a code of ethics pursuant to Section 406 of the Sarbanes-Oxley Act. Please see “Code of Ethics” for additional information.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Toyota Jidosha Kabushiki Kaisha

(“Toyota Motor Corporation”)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Toyota Motor Corporation and its subsidiaries at March 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Aarata

Nagoya, Japan

June 24, 2011

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2010	2011	2011
Current assets
Cash and cash equivalents	¥1,865,746	¥2,080,709	$25,024
Time deposits	392,724	203,874	2,452
Marketable securities	1,793,165	1,225,435	14,738
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥13,735 million in 2010 and ¥11,856 million ($143 million) in 2011	1,886,273	1,449,151	17,428
Finance receivables, net	4,209,496	4,136,805	49,751
Other receivables	360,379	306,201	3,682
Inventories	1,422,373	1,304,242	15,685
Deferred income taxes	632,164	605,884	7,287
Prepaid expenses and other current assets	511,284	517,454	6,223

Total current assets	13,073,604	11,829,755	142,270

Noncurrent finance receivables, net	5,630,680	5,556,746	66,828

Investments and other assets
Marketable securities and other securities investments	2,256,279	3,571,187	42,949
Affiliated companies	1,879,320	1,827,331	21,976
Employees receivables	67,506	62,158	748
Other	730,997	661,829	7,959

Total investments and other assets	4,934,102	6,122,505	73,632

Property, plant and equipment
Land	1,261,349	1,237,620	14,884
Buildings	3,693,972	3,635,605	43,724
Machinery and equipment	9,298,967	8,947,350	107,605
Vehicles and equipment on operating leases	2,613,248	2,491,946	29,969
Construction in progress	226,212	298,828	3,594

Total property, plant and equipment, at cost	17,093,748	16,611,349	199,776
Less - Accumulated depreciation	(10,382,847)	(10,302,189)	(123,899)

Total property, plant and equipment, net	6,710,901	6,309,160	75,877

Total assets	¥30,349,287	¥29,818,166	$358,607

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2010	2011	2011
Current liabilities
Short-term borrowings	¥3,279,673	¥3,179,009	$38,232
Current portion of long-term debt	2,218,324	2,772,827	33,347
Accounts payable	1,956,505	1,503,072	18,077
Other payables	572,450	579,326	6,967
Accrued expenses	1,735,930	1,773,233	21,326
Income taxes payable	153,387	112,801	1,357
Other current liabilities	769,945	870,722	10,472

Total current liabilities	10,686,214	10,790,990	129,778

Long-term liabilities
Long-term debt	7,015,409	6,449,220	77,561
Accrued pension and severance costs	678,677	668,022	8,034
Deferred income taxes	813,221	810,127	9,743
Other long-term liabilities	225,323	179,783	2,162

Total long-term liabilities	8,732,630	8,107,152	97,500

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value, authorized: 10,000,000,000 shares in 2010 and 2011; issued: 3,447,997,492 shares in 2010 and 2011	397,050	397,050	4,775
Additional paid-in capital	501,331	505,760	6,083
Retained earnings	11,568,602	11,835,665	142,341
Accumulated other comprehensive income (loss)	(846,835)	(1,144,721)	(13,767)
Treasury stock, at cost, 312,002,149 shares in 2010 and 312,298,805 shares in 2011	(1,260,425)	(1,261,383)	(15,170)

Total Toyota Motor Corporation shareholders’ equity	10,359,723	10,332,371	124,262

Noncontrolling interest	570,720	587,653	7,067

Total shareholders’ equity	10,930,443	10,920,024	131,329

Commitments and contingencies
Total liabilities and shareholders’ equity	¥30,349,287	¥29,818,166	$358,607

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2009	2010	2011	2011
Net revenues
Sales of products	¥19,173,720	¥17,724,729	¥17,820,520	$214,318
Financing operations	1,355,850	1,226,244	1,173,168	14,109

Total net revenues	20,529,570	18,950,973	18,993,688	228,427

Costs and expenses
Cost of products sold	17,468,416	15,971,496	15,985,783	192,252
Cost of financing operations	987,384	712,301	629,543	7,571
Selling, general and administrative	2,534,781	2,119,660	1,910,083	22,972

Total costs and expenses	20,990,581	18,803,457	18,525,409	222,795

Operating income (loss)	(461,011)	147,516	468,279	5,632

Other income (expense)
Interest and dividend income	138,467	78,224	90,771	1,092
Interest expense	(46,882)	(33,409)	(29,318)	(353)
Foreign exchange gain (loss), net	(1,815)	68,251	14,305	172
Other income (loss), net	(189,140)	30,886	19,253	231

Total other income (expense)	(99,370)	143,952	95,011	1,142

Income (loss) before income taxes and equity in earnings of affiliated companies	(560,381)	291,468	563,290	6,774

Provision for income taxes	(56,442)	92,664	312,821	3,762
Equity in earnings of affiliated companies	42,724	45,408	215,016	2,586

Net income (loss)	(461,215)	244,212	465,485	5,598

Less: Net (income) loss attributable to the noncontrolling interests	24,278	(34,756)	(57,302)	(689)

Net income (loss) attributable to Toyota Motor Corporation	¥(436,937)	¥209,456	¥408,183	$4,909

	Yen			U.S. dollars
Net income (loss) attributable to Toyota Motor Corporation per share
- Basic	¥(139.13)	¥66.79	¥130.17	$1.57

- Diluted	¥(139.13)	¥66.79	¥130.16	$1.57

Cash dividends per share	¥100.00	¥45.00	¥50.00	$0.60

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balances at March 31, 2008	¥397,050	¥497,569	¥12,408,550	¥(241,205)	¥(1,192,437)	¥11,869,527	¥656,667	¥12,526,194

Equity transaction with noncontrolling interests and other							(30,645)	(30,645)
Issuance during the year		3,642				3,642		3,642
Comprehensive loss
Net loss			(436,937)			(436,937)	(24,278)	(461,215)
Other comprehensive income (loss)
Foreign currency translation adjustments				(381,303)		(381,303)	(18,865)	(400,168)
Unrealized losses on securities, net of reclassification adjustments				(293,101)		(293,101)	(13,590)	(306,691)
Pension liability adjustments				(192,172)		(192,172)	(8,874)	(201,046)

Total comprehensive loss						(1,303,513)	(65,607)	(1,369,120)

Dividends paid to Toyota Motor Corporation shareholders			(439,991)			(439,991)		(439,991)
Dividends paid to noncontrolling interests							(20,885)	(20,885)
Purchase and reissuance of common stock					(68,458)	(68,458)		(68,458)

Balances at March 31, 2009	¥397,050	¥501,211	¥11,531,622	¥(1,107,781)	¥(1,260,895)	¥10,061,207	¥539,530	¥10,600,737

Equity transaction with noncontrolling interests and other		(2,116)				(2,116)	(2,748)	(4,864)
Issuance during the year		2,236				2,236		2,236
Comprehensive income
Net income			209,456			209,456	34,756	244,212
Other comprehensive income
Foreign currency translation adjustments				9,894		9,894	5,721	15,615
Unrealized gains on securities, net of reclassification adjustments				176,407		176,407	4,095	180,502
Pension liability adjustments				74,645		74,645	98	74,743

Total comprehensive income						470,402	44,670	515,072

Dividends paid to Toyota Motor Corporation shareholders			(172,476)			(172,476)		(172,476)
Dividends paid to noncontrolling interests							(10,732)	(10,732)
Purchase and reissuance of common stock					470	470		470

Balances at March 31, 2010	¥397,050	¥501,331	¥11,568,602	¥(846,835)	¥(1,260,425)	¥10,359,723	¥570,720	¥10,930,443

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balances at March 31, 2010	¥397,050	¥501,331	¥11,568,602	¥(846,835)	¥(1,260,425)	¥10,359,723	¥570,720	¥10,930,443

Equity transaction with noncontrolling interests and other		2,310				2,310	5,183	7,493
Issuance during the year		2,119				2,119		2,119
Comprehensive income
Net income			408,183			408,183	57,302	465,485
Other comprehensive income (loss)
Foreign currency translation adjustments				(287,613)		(287,613)	(11,965)	(299,578)
Unrealized losses on securities, net of reclassification adjustments				(26,058)		(26,058)	(1,599)	(27,657)
Pension liability adjustments				15,785		15,785	(4,331)	11,454

Total comprehensive income						110,297	39,407	149,704

Dividends paid to Toyota Motor Corporation shareholders			(141,120)			(141,120)		(141,120)
Dividends paid to noncontrolling interests							(27,657)	(27,657)
Purchase and reissuance of common stock					(958)	(958)		(958)

Balances at March 31, 2011	¥397,050	¥505,760	¥11,835,665	¥(1,144,721)	¥(1,261,383)	¥10,332,371	¥587,653	¥10,920,024

	U.S. dollars in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balances at March 31, 2010	$4,775	$6,029	$139,129	$(10,184)	$(15,158)	$124,591	$6,864	$131,455

Equity transaction with noncontrolling interests and other		28				28	62	90
Issuance during the year		26				26		26
Comprehensive income
Net income			4,909			4,909	689	5,598
Other comprehensive income (loss)
Foreign currency translation adjustments				(3,459)		(3,459)	(144)	(3,603)
Unrealized losses on securities, net of reclassification adjustments				(314)		(314)	(19)	(333)
Pension liability adjustments				190		190	(52)	138

Total comprehensive income						1,326	474	1,800

Dividends paid to Toyota Motor Corporation shareholders			(1,697)			(1,697)		(1,697)
Dividends paid to noncontrolling interests							(333)	(333)
Purchase and reissuance of common stock					(12)	(12)		(12)

Balances at March 31, 2011	$4,775	$6,083	$142,341	$(13,767)	$(15,170)	$124,262	$7,067	$131,329

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2009	2010	2011	2011
Cash flows from operating activities
Net income (loss)	¥(461,215)	¥244,212	¥465,485	$5,598
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	1,495,170	1,414,569	1,175,573	14,138
Provision for doubtful accounts and credit losses	257,433	100,775	4,140	50
Pension and severance costs, less payments	(20,958)	1,254	(23,414)	(282)
Losses on disposal of fixed assets	68,682	46,937	36,214	436
Unrealized losses on available-for-sale securities, net	220,920	2,486	7,915	95
Deferred income taxes	(194,990)	25,537	85,710	1,031
Equity in earnings of affiliated companies	(42,724)	(45,408)	(215,016)	(2,586)
Changes in operating assets and liabilities, and other
(Increase) decrease in accounts and notes receivable	791,481	(576,711)	421,423	5,068
Decrease in inventories	192,379	56,059	51,808	623
Decrease in other current assets	9,923	97,494	38,307	461
Increase (decrease) in accounts payable	(837,402)	649,214	(406,210)	(4,885)
Increase (decrease) in accrued income taxes	(251,868)	102,207	(40,629)	(489)
Increase (decrease) in other current liabilities	(41,819)	213,341	239,319	2,878
Other	291,893	226,564	183,384	2,206

Net cash provided by operating activities	1,476,905	2,558,530	2,024,009	24,342

Cash flows from investing activities
Additions to finance receivables	(8,612,111)	(7,806,201)	(8,438,785)	(101,488)
Collection of finance receivables	8,143,804	7,509,578	7,934,364	95,422
Proceeds from sales of finance receivables	11,290	8,390	69,576	837
Additions to fixed assets excluding equipment leased to others	(1,364,582)	(604,536)	(629,326)	(7,569)
Additions to equipment leased to others	(960,315)	(833,065)	(1,061,865)	(12,770)
Proceeds from sales of fixed assets excluding equipment leased to others	47,386	52,473	51,342	618
Proceeds from sales of equipment leased to others	528,749	465,092	486,695	5,853
Purchases of marketable securities and security investments	(636,030)	(2,412,182)	(4,421,807)	(53,179)
Proceeds from sales of marketable securities and security investments	800,422	77,025	189,037	2,273
Proceeds upon maturity of marketable securities and security investments	675,455	1,031,716	3,527,119	42,419
Payment for additional investments in affiliated companies, net of cash acquired	(45)	(1,020)	(299)	(4)
Changes in investments and other assets, and other	135,757	(337,454)	177,605	2,136

Net cash used in investing activities	¥(1,230,220)	¥(2,850,184)	¥(2,116,344)	$(25,452)

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2009	2010	2011	2011
Cash flows from financing activities
Proceeds from issuance of long-term debt	¥3,506,990	¥3,178,310	¥2,931,436	$35,255
Payments of long-term debt	(2,704,078)	(2,938,202)	(2,489,632)	(29,942)
Increase (decrease) in short-term borrowings	406,507	(335,363)	162,260	1,951
Dividends paid	(439,991)	(172,476)	(141,120)	(1,697)
Purchase of common stock, and other	(70,587)	(10,251)	(28,617)	(344)

Net cash provided by (used in) financing activities	698,841	(277,982)	434,327	5,223

Effect of exchange rate changes on cash and cash equivalents	(129,793)	(8,898)	(127,029)	(1,528)

Net increase (decrease) in cash and cash equivalents	815,733	(578,534)	214,963	2,585
Cash and cash equivalents at beginning of year	1,628,547	2,444,280	1,865,746	22,439

Cash and cash equivalents at end of year	¥2,444,280	¥1,865,746	¥2,080,709	$25,024

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

2. Summary of significant accounting policies:

The parent company and its subsidiaries in Japan and its foreign subsidiaries maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan and those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform to U.S.GAAP.

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

Estimates -

The preparation of Toyota’s consolidated financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The more significant estimates include: product warranties, liabilities accrued for recalls and other safety measures, allowance for doubtful accounts and credit losses, residual values for leased assets, impairment of long-lived assets, pension costs and obligations, fair value of derivative financial instruments, other-than-temporary losses on marketable securities, litigation liabilities and valuation allowance for deferred tax assets.

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

The sale of certain vehicles includes a determinable amount for the contract, which entitles customers to free vehicle maintenance. Such revenues from free maintenance contracts are deferred and recognized as revenue over the period of the contract, which approximates the pattern of the related costs.

Other costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥389,242 million, ¥304,375 million and ¥308,903 million ($3,715 million) for the years ended March 31, 2009, 2010 and 2011, respectively.

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

In addition to product warranties above, Toyota accrues for costs of recalls and other safety measures based on management’s estimates when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. Prior to the fourth quarter of fiscal 2010, amounts were accrued based on individual occurrences of recalls and other safety measures. During the fourth quarter of fiscal 2010, as a result of significant changes in facts and circumstances, Toyota has employed an estimation model, to accrue at the time of vehicle sale, an amount that represents management’s best estimate of expenses related to future recalls and other safety measures. The estimation model for recalls and other safety measures takes into account Toyota’s historical experience and individual occurrences of recalls and other safety measures. This change resulted from Toyota’s fiscal 2010 experience with recalls and other safety measures changes in the operating processes such as the establishment of the Special Committee for Global Quality to address quality-related matters, as well as the broadening of the number of vehicles subject to recalls and other safety measures.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Litigation liabilities are established to cover probable losses on various lawsuits based on the information currently available. Attorneys’ fees are expensed as incurred.

Research and development costs are expensed as incurred. Research and development costs were ¥904,075 million, ¥725,345 million and ¥730,340 million ($8,783 million) for the years ended March 31, 2009, 2010 and 2011, respectively.

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

The determination of portfolio segments is based primarily on the qualitative consideration of the nature of Toyota’s business operations and finance receivables. The three portfolio segments within finance receivables are as follows:

Retail receivables portfolio segment -

The retail receivables portfolio segment consists of retail installment sales contracts acquired mainly from dealers (“auto loans”) including credit card loans. These contracts acquired must first meet specified credit standards. Thereafter, Toyota retains responsibility for contract collection and administration.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contract period of auto loans primarily range from 2 to 7 years. Toyota acquires security interests in the vehicles financed and has the right to repossess vehicles if customers fail to meet their contractual obligations. Almost all auto loans are non-recourse, which relieves the dealers from financial responsibility in the event of repossession.

Toyota classifies retail receivables portfolio segment into one class based on common risk characteristics associated with the underlying finance receivables, the similarity of the credit risks, and the quantitative materiality.

Finance lease receivables portfolio segment -

Toyota acquires new vehicle lease contracts originated primarily through dealers. Contract period of these primarily range from 2 to 5 years. Lease contracts acquired must first meet specified credit standards after which Toyota assumes ownership of the leased vehicle. Toyota is responsible for contract collection and administration during the lease period.

Toyota is generally permitted to take possession of the vehicle upon a default by the lessee. The residual value is estimated at the time the vehicle is first leased. Vehicles returned to Toyota at the end of their leases are sold by auction.

Toyota classifies finance lease receivables portfolio segment into one class based on common risk characteristics associated with the underlying finance receivables and the similarity of the credit risks.

Wholesale and other dealer loan receivables portfolio segment -

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

Toyota classifies wholesale and other dealer loan receivables portfolio segment into three classes of wholesale, real estate and working capital, based on the risk characteristics associated with the underlying finance receivables.

Impaired finance receivables primarily consist of wholesale and other dealer loan receivables.

For all classes of finance receivables within the wholesale and other dealer loan receivables portfolio segment, a receivable account balance is considered impaired when it is probable that Toyota will be unable to collect all amounts due (including principal and interest) based on current information and events according to the terms of the contract. Factors such as payment history, compliance with terms and conditions of the underlying loan agreement and other subjective factors related to the financial stability of the borrower are considered when determining whether a loan is impaired. Impaired finance receivables include certain nonaccrual receivables for which a specific reserve has been assessed. Impaired receivables are excluded from the loan risk pool used to determine general reserves.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All classes of wholesale and other dealer loan receivables portfolio segment are placed on nonaccrual status when full payment of principal or interest is in doubt, principal or interest is 90 days or more contractually past due, whichever occurs first. Collateral dependent loans are placed on nonaccrual status if collateral is insufficient to cover principal and interest. Interest accrued but not collected at the date a receivable is placed on nonaccrual status is reversed against interest income. In addition, the amortization of net deferred fees is suspended.

Interest income on nonaccrual receivables is recognized only to the extent it is received in cash. Accounts are restored to accrual status only when interest and principal payments are brought current and future payments are reasonably assured. Receivable balances are written-off against the allowance for credit losses when it is probable that a loss has been realized. Retail receivables class and finance lease receivables class are not placed mainly on nonaccrual status when principal or interest is 90 days or more past due. However, these receivables are written-off against the allowance for credit losses when payments due are no longer expected to be received or the account is 120 days contractually past due, whichever occurs first.

As of March 31, 2010, finance receivables on nonaccrual status were ¥26,599 million.

As of March 31, 2011, finance receivables on nonaccrual status were as follows:

	Yen in millions	U.S. dollars in millions
	March 31,	March 31,
	2011	2011
Retail	¥2,633	$32
Finance leases	1,136	14
Wholesale	6,722	81
Real estate	14,437	173
Working capital	272	3

	¥25,200	$303

As of March 31, 2010, finance receivables past due over 90 days and still accruing were ¥38,150 million.

As of March 31, 2011, finance receivables past due over 90 days and still accruing were as follows:

	Yen in millions	U.S. dollars in millions
	March 31,	March 31,
	2011	2011
Retail	¥23,734	$285
Finance leases	4,484	54

	¥28,218	$339

Allowance for credit losses -

Allowance for credit losses is established to cover probable losses on finance receivables and vehicles and equipment on operating leases, resulting from the inability of customers to make required payments.

Provision for credit losses is included in selling, general and administrative expenses. The allowance for credit losses is based on a systematic, ongoing review and evaluation performed as part of the credit-risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and conditions, the estimated fair value and adequacy of collateral and other pertinent factors. Vehicles and equipment on operating leases are not within the scope of accounting guidance governing the disclosure of portfolio segments.

Retail receivables portfolio segment -

Toyota calculates allowance for credit losses to cover probable losses on retail receivables by applying reserve rates to such receivables. Reserve rates are calculated mainly by historical loss experience, current economic events and conditions and other pertinent factors.

Finance lease receivables portfolio segment -

Toyota calculates allowance for credit losses to cover probable losses on finance lease receivables by applying reserve rates to such receivables. Reserve rates are calculated mainly by historical loss experience, current economic events and conditions and other pertinent factors such as used car markets.

Wholesale and other dealer loan receivables portfolio segment -

Toyota calculates allowance for credit losses to cover probable losses on wholesale and other dealer loan receivables by applying reserve rates to such receivables. Reserve rates are calculated mainly by financial conditions of the dealers, terms of collateral setting, current economic events and conditions and other pertinent factors.

Toyota establishes specific reserves to cover the estimated losses on individually impaired receivables within the wholesale and other dealer loan receivables portfolio segment. Specific reserves on impaired receivables are determined by the present value of expected future cash flows or the fair value of collateral when it is probable that such receivables will be unable to be fully collected. The fair value of the underlying collateral is used if the receivable is collateral-dependent. The receivable is determined collateral-dependent if the repayment of the loan is expected to be provided by the underlying collateral. For the receivables in which the fair value of the underlying collateral was in excess of the outstanding balance, no allowance was provided.

Specific reserves on impaired receivables within the wholesale and other dealer loan receivables portfolio segment are recorded by an increase to the allowance for credit losses based on the related measurement of impairment. Related collateral, if recoverable, is repossessed and sold and the account balance is written-off.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The allowance for residual value losses is maintained in amounts considered by Toyota to be appropriate in relation to the estimated losses on its owned portfolio. Upon disposal of the assets, the allowance for residual losses is adjusted for the difference between the net book value and the proceeds from sale.

Inventories -

Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” (“LIFO”) basis. Inventories valued on the LIFO basis totaled ¥199,275 million and ¥151,183 million ($1,818 million) at March 31, 2010 and 2011, respectively. Had the “first-in, first-out” basis been used for those companies using the LIFO basis, inventories would have been ¥64,099 million and ¥57,943 million ($697 million) higher than reported at March 31, 2010 and 2011, respectively.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of the asset. The amount of the impairment loss to be recorded is generally determined by the difference between the fair value of the asset using a discounted cash flow valuation method and the current book value.

Employee benefit obligations -

Toyota has both defined benefit and defined contribution plans for employees’ retirement benefits. Retirement benefit obligations are measured by actuarial calculations in accordance with U.S.GAAP. The funded status of the defined benefit postretirement plans is recognized on the consolidated balance sheets as prepaid pension and severance costs or accrued pension and severance costs, and the funded status change is recognized in the year in which it occurs through other comprehensive income.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-based compensation -

Toyota measures compensation expense for its stock-based compensation plan based on the grant-date fair value of the award, and accounts for the award.

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

Accounting changes -

In June 2009, FASB issued updated guidance of accounting for and disclosure of transfers and servicing. This guidance eliminates the concept of a qualifying special-purpose entity, changes the requirements for derecognizing financial assets, and requires additional disclosures about transfers of financial assets. Toyota adopted this guidance from the fiscal year ended March 31, 2011. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In June 2009, FASB issued updated guidance of accounting for and disclosure of consolidation. This guidance changes how a company determines when a variable interest entity should be consolidated. Toyota adopted this guidance from the fiscal year ended March 31, 2011. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In July 2010, FASB issued updated disclosure guidance on receivables. This guidance requires additional disclosures about the credit quality of financing receivables and the allowance for credit losses. Toyota adopted this guidance from the fiscal year ended March 31, 2011. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements. For a further discussion of additional disclosures by adoption of this guidance, please see notes 7 and 11 to Toyota’s consolidated financial statements.

Recent pronouncements to be adopted in future periods -

In October 2009, FASB issued updated guidance of accounting for and disclosure of Revenue Recognition with Multiple Deliverables. This guidance allows the use of estimated selling price for determining the selling price of deliverables, eliminates the residual method of allocation and expands the disclosures related to a vendor’s multiple-deliverable revenue arrangements. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal year beginning on or after June 15, 2010. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In April 2011, FASB issued updated guidance to clarify the accounting for and disclosures about troubled debt restructurings by creditors. This guidance provides the criteria as to whether a loan modification constitutes a troubled debt restructuring and requires additional disclosures about troubled debt restructurings. This guidance is effective for the interim period or the fiscal year beginning on or after June 15, 2011, and shall be applied retrospectively to the beginning of the fiscal year of adoption. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications -

Certain prior year amounts have been reclassified to conform to the presentations as of and for the year ended March 31, 2011.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥83.15 = U.S. $1, the approximate current exchange rate at March 31, 2011, was used for the translation of the accompanying consolidated financial amounts of Toyota as of and for the year ended March 31, 2011.

4. Supplemental cash flow information:

Cash payments for income taxes were ¥563,368 million, ¥(207,278) million and ¥211,487 million ($2,543 million) for the years ended March 31, 2009, 2010 and 2011, respectively. Interest payments during the years ended March 31, 2009, 2010 and 2011 were ¥614,017 million, ¥445,049 million and ¥382,903 million ($4,605 million), respectively.

Capital lease obligations of ¥28,953 million, ¥3,400 million and ¥10,478 million ($126 million) were incurred for the years ended March 31, 2009, 2010 and 2011, respectively.

5. Acquisitions and dispositions:

During the years ended March 31, 2009, 2010 and 2011, Toyota made several acquisitions and dispositions, however the assets and liabilities acquired or transferred were not material.

6. Marketable securities and other securities investments:

Marketable securities and other securities investments include government bonds and common stocks for which the aggregate cost, gross unrealized gains and losses and fair value are as follows:

	Yen in millions
	March 31, 2010
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Government bonds	¥2,695,248	¥24,228	¥64,647	¥2,654,829
Common stocks	555,526	369,670	72,421	852,775
Other	403,776	17,588	1	421,363

Total	¥3,654,550	¥411,486	¥137,069	¥3,928,967

Securities not practicable to determine fair value
Common stocks	¥95,304
Other	25,173

Total	¥120,477

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2011
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Government bonds	¥3,174,236	¥21,712	¥68,778	¥3,127,170
Common stocks	670,405	398,140	108,316	960,229
Other	561,387	15,940	376	576,951

Total	¥4,406,028	¥435,792	¥177,470	¥4,664,350

Securities not practicable to determine fair value
Common stocks	¥109,203
Other	23,069

Total	¥132,272

	U.S. dollars in millions
	March 31, 2011
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Government bonds	$38,175	$261	$827	$37,609
Common stocks	8,063	4,788	1,303	11,548
Other	6,751	192	4	6,939

Total	$52,989	$5,241	$2,134	$56,096

Securities not practicable to determine fair value
Common stocks	$1,313
Other	278

Total	$1,591

Government bonds include 76% of Japanese government bonds, and 24% of U.S. and European government bonds as of March 31, 2010, and 77% of Japanese government bonds, and 23% of U.S. and European government bonds as of March 31, 2011. Listed stocks on the Japanese stock markets represent 88% and 86% of common stocks which are included in available-for-sale as of March 31, 2010 and 2011, respectively. “Other” includes primarily commercial paper.

Unrealized losses continuing over a 12 month period or more in the aggregate were not material at March 31, 2010 and 2011.

As of March 31, 2010 and 2011, maturities of government bonds and other included in available-for-sale are mainly from 1 to 10 years.

Proceeds from sales of available-for-sale securities were ¥800,422 million, ¥77,025 million and ¥189,037 million ($2,273 million) for the years ended March 31, 2009, 2010 and 2011, respectively. On those sales, gross realized gains were ¥35,694 million, ¥3,186 million and ¥8,974 million ($108 million) and gross realized losses were ¥1,856 million, ¥7 million and ¥87 million ($1 million), respectively.

During the years ended March 31, 2009, 2010 and 2011, Toyota recognized impairment losses on available-for-sale securities of ¥220,920 million, ¥2,486 million and ¥7,915 million ($95 million), respectively,

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

which are included in “Other income (loss), net” in the accompanying consolidated statements of income. Impairment losses recognized during the year ended March 31, 2009 primarily include a loss for an other-than-temporary impairment on a certain investment for which Toyota previously recorded an exchange gain.

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

7. Finance receivables:

Finance receivables consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2010	2011	2011
Retail	¥7,162,082	¥7,128,453	$85,730
Finance leases	1,232,508	1,123,188	13,508
Wholesale and other dealer loans	2,051,301	1,990,557	23,939

	10,445,891	10,242,198	123,177
Deferred origination costs	109,747	104,391	1,256
Unearned income	(482,983)	(496,235)	(5,968)
Allowance for credit losses
Retail	(160,351)	(92,199)	(1,109)
Finance leases	(36,917)	(36,024)	(433)
Wholesale and other dealer loans	(35,211)	(28,580)	(344)

Total allowance for credit losses	(232,479)	(156,803)	(1,886)

Total finance receivables, net	9,840,176	9,693,551	116,579
Less - Current portion	(4,209,496)	(4,136,805)	(49,751)

Noncurrent finance receivables, net	¥5,630,680	¥5,556,746	$66,828

Finance receivables were geographically distributed as follows: in North America 61.9%, in Japan 12.8%, in Europe 10.3%, in Asia 4.7% and in Other 10.3% as of March 31, 2010, and in North America 59.0%, in Japan 12.7%, in Europe 10.4%, in Asia 5.8% and in Other 12.1% as of March 31, 2011.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual maturities of retail receivables, the future minimum lease payments on finance leases and wholesale and other dealer loans at March 31, 2011 are summarized as follows:

	Yen in millions			U.S. dollars in millions
Years ending March 31,	Retail	Finance leases	Wholesale and other dealer loans	Retail	Finance leases	Wholesale and other dealer loans
2012	¥2,429,001	¥326,116	¥1,529,447	$29,212	$3,922	$18,394
2013	1,758,024	216,387	106,809	21,143	2,602	1,284
2014	1,343,998	165,018	153,470	16,164	1,985	1,846
2015	911,785	62,632	52,361	10,966	753	630
2016	444,633	28,095	59,945	5,347	338	721
Thereafter	241,012	6,623	88,525	2,898	80	1,064

	¥7,128,453	¥804,871	¥1,990,557	$85,730	$9,680	$23,939

Finance leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2010	2011	2011
Minimum lease payments	¥903,201	¥804,871	$9,680
Estimated unguaranteed residual values	329,307	318,317	3,828

	1,232,508	1,123,188	13,508
Deferred origination costs	6,423	5,406	65
Less - Unearned income	(121,664)	(104,419)	(1,256)
Less - Allowance for credit losses	(36,917)	(36,024)	(433)

Finance leases, net	¥1,080,350	¥988,151	$11,884

Toyota is exposed to credit risk on Toyota’s finance receivables. Credit risk is the risk of loss arising from the failure of customers or dealers to meet the terms of their contracts with Toyota or otherwise fail to perform as agreed. Toyota estimates allowance for credit losses by variety of credit-risk evaluation process to cover probable and estimable losses above.

The table below shows the amount of the finance receivables segregated into aging categories based on the number of days outstanding as of March 31, 2011:

	Yen in millions
	March 31, 2011
	Retail	Finance leases	Wholesale	Real estate	Working capital
Current	¥7,017,171	¥1,111,453	¥897,971	¥494,700	¥593,516
31-60 days past due	72,082	5,968	2,260	404	44
61-90 days past due	15,466	1,283	355	34	0
Over 90 days past due	23,734	4,484	74	621	578

Total	¥7,128,453	¥1,123,188	¥900,660	¥495,759	¥594,138

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	U.S. dollars in millions
	March 31, 2011
	Retail	Finance leases	Wholesale	Real estate	Working capital
Current	$84,392	$13,367	$10,799	$5,950	$7,138
31-60 days past due	867	72	27	5	1
61-90 days past due	186	15	4	0	0
Over 90 days past due	285	54	1	7	7

Total	$85,730	$13,508	$10,831	$5,962	$7,146

The tables below show the recorded investment for each credit quality of the finance receivable within the wholesale and other dealer loan receivables portfolio segment in the United States and other regions as of March 31, 2011:

United States

The wholesale and other dealer loan receivables portfolio segment in the United States is primarily segregated into credit qualities below based on internal risk assessments by dealers.

Performing: Account not classified as either Credit Watch, At Risk or Default

Credit Watch: Account designated for elevated attention

At Risk: Account where there is a probability that default exists based on qualitative and quantitative factors

Default:	Account is not currently meeting contractual obligations or we have temporarily waived certain contractual requirements

	Yen in millions
	March 31, 2011
	Wholesale	Real estate	Working capital	Total
Performing	¥504,960	¥283,450	¥90,545	¥878,955
Credit Watch	58,106	41,967	12,198	112,271
At Risk	6,494	12,344	1,066	19,904
Default	803	931	655	2,389

Total	¥570,363	¥338,692	¥104,464	¥1,013,519

	U.S. dollars in millions
	March 31, 2011
	Wholesale	Real estate	Working capital	Total
Performing	$6,073	$3,409	$1,089	$10,571
Credit Watch	698	505	147	1,350
At Risk	78	148	13	239
Default	10	11	8	29

Total	$6,859	$4,073	$1,257	$12,189

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other regions

The wholesale and other dealer loan receivables portfolio segment in other regions is primarily segregated into credit qualities of “Performing” (Account not classified as Default) and “Default” (Account is not currently meeting contractual obligations or we have temporarily waived certain contractual requirements) below based on internal risk assessments by dealers.

	Yen in millions
	March 31, 2011
	Wholesale	Real estate	Working capital	Total
Performing	¥315,744	¥151,020	¥485,974	¥952,738
Default	14,553	6,047	3,700	24,300

Total	¥330,297	¥157,067	¥489,674	¥977,038

	U.S. dollars in millions
	March 31, 2011
	Wholesale	Real estate	Working capital	Total
Performing	$3,797	$1,816	$5,845	$11,458
Default	175	73	44	292

Total	$3,972	$1,889	$5,889	$11,750

The tables below summarize information about impaired finance receivables:

Yen in millions
March 31, 2010
Wholesale and other dealer loans
Impaired finance receivables with specific reserves	¥37,273
Impaired finance receivables without specific reserves	1,582

Total	¥38,855

Allowance for credit losses recorded for impaired finance receivables	¥14,000
Average impaired finance receivables	42,581
Interest recognized on impaired finance receivables	464

	Yen in millions
	March 31, 2011
	Wholesale	Real estate	Working capital	Total
Impaired finance receivables with specific reserves	¥7,192	¥18,173	¥4,841	¥30,206
Impaired finance receivables without specific reserves	12,745	—	272	13,017

Total	¥19,937	¥18,173	¥5,113	¥43,223

Allowance for credit losses recorded for impaired finance receivables	¥896	¥6,553	¥3,436	¥10,885
Average impaired finance receivables	16,231	19,545	4,979	40,755
Interest recognized on impaired finance receivables	171	514	86	771

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	U.S. dollars in millions
	March 31, 2011
	Wholesale	Real estate	Working capital	Total
Impaired finance receivables with specific reserves	$86	$219	$58	$363
Impaired finance receivables without specific reserves	154	—	3	157

Total	$240	$219	$61	$520

Allowance for credit losses recorded for impaired finance receivables	$11	$79	$41	$131
Average impaired finance receivables	195	235	60	490
Interest recognized on impaired finance receivables	2	6	1	9

The recorded investment in impaired finance receivables is equal to the unpaid principal balance.

8. Other receivables:

Other receivables relate to arrangements with certain component manufacturers whereby Toyota procures inventory for these component manufactures and is reimbursed for the related purchases.

9. Inventories:

Inventories consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2010	2011	2011
Finished goods	¥885,005	¥715,272	$8,602
Raw materials	265,493	299,755	3,605
Work in process	199,267	218,335	2,626
Supplies and other	72,608	70,880	852

Total	¥1,422,373	¥1,304,242	$15,685

10. Vehicles and equipment on operating leases:

Vehicles and equipment on operating leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2010	2011	2011
Vehicles	¥2,516,948	¥2,404,032	$28,912
Equipment	96,300	87,914	1,057

	2,613,248	2,491,946	29,969
Less - Accumulated depreciation	(791,169)	(662,255)	(7,964)

Vehicles and equipment on operating leases, net	¥1,822,079	¥1,829,691	$22,005

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rental income from vehicles and equipment on operating leases was ¥560,251 million, ¥496,729 million and ¥475,472 million ($5,718 million) for the years ended March 31, 2009, 2010 and 2011, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2012	¥375,712	$4,518
2013	256,231	3,082
2014	110,583	1,330
2015	26,645	320
2016	6,547	79
Thereafter	5,487	66

Total minimum future rentals	¥781,205	$9,395

The future minimum rentals as shown above should not be considered indicative of future cash collections.

11. Allowance for doubtful accounts and credit losses:

An analysis of activity within the allowance for doubtful accounts relating to trade accounts and notes receivable for the years ended March 31, 2009, 2010 and 2011 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2009	2010	2011	2011
Allowance for doubtful accounts at beginning of year	¥52,063	¥48,006	¥46,706	$562
Provision for doubtful accounts, net of reversal	(1,663)	1,905	1,806	22
Write-offs	(1,695)	(1,357)	(2,690)	(33)
Other	(699)	(1,848)	(1,775)	(21)

Allowance for doubtful accounts at end of year	¥48,006	¥46,706	¥44,047	$530

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments for the years ended March 31, 2009, 2010 and 2011.

A portion of the allowance for doubtful accounts balance at March 31, 2010 and 2011 totaling ¥32,971 million and ¥32,191 million ($387 million), respectively, is attributed to certain non-current receivable balances which are reported as other assets in the consolidated balance sheets.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

An analysis of the allowance for credit losses relating to finance receivables and vehicles and equipment on operating leases for the years ended March 31, 2009, 2010 and 2011 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2009	2010	2011	2011
Allowance for credit losses at beginning of year	¥117,706	¥238,932	¥232,479	$2,796
Provision for credit losses	259,096	98,870	2,334	28
Charge-offs	(128,240)	(118,333)	(86,115)	(1,036)
Recoveries	11,447	16,137	18,268	220
Other	(21,077)	(3,127)	649	8

Allowance for credit losses at end of year	¥238,932	¥232,479	¥167,615	$2,016

The other amount primarily includes the impact of currency translation adjustments for the years ended March 31, 2009, 2010 and 2011.

An analysis of the allowance for credit losses above relating to retail receivables portfolio segment, finance lease receivables portfolio segment and wholesale and other dealer loan receivables portfolio segment for the year ended March 31, 2011 is as follows:

	Yen in millions
	For the year ended March 31, 2011
	Retail	Finance leases	Wholesale and Other dealer loans
Allowance for credit losses at beginning of year	¥160,350	¥36,918	¥35,211
Provision for credit losses	(2,660)	6,023	2,098
Charge-offs	(68,122)	(2,820)	(5,885)
Recoveries	14,159	288	636
Other	(11,528)	(4,385)	(3,480)

Allowance for credit losses at end of year	¥92,199	¥36,024	¥28,580

	U.S. dollars in millions
	For the year ended March 31, 2011
	Retail	Finance leases	Wholesale and Other dealer loans
Allowance for credit losses at beginning of year	$1,929	$444	$423
Provision for credit losses	(32)	73	26
Charge-offs	(819)	(34)	(71)
Recoveries	170	3	8
Other	(139)	(53)	(42)

Allowance for credit losses at end of year	$1,109	$433	$344

The allowance for credit losses and the impaired finance receivables of the wholesale and other dealer loan receivables which are ¥10,885 million ($131 million) and ¥30,206 million ($363 million), respectively, are individually evaluated and recorded, and others are collectively evaluated.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Affiliated companies and variable interest entities:

Investments in and transactions with affiliated companies -

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2010	2011	2011
Current assets	¥8,034,546	¥7,973,712	$95,895
Noncurrent assets	9,300,307	6,815,361	81,965

Total assets	¥17,334,853	¥14,789,073	$177,860

Current liabilities	¥5,056,178	¥5,141,461	$61,833
Long-term liabilities and noncontrolling interest	5,981,054	3,726,952	44,822
Affiliated companies accounted for by the equity method shareholders’ equity	6,297,621	5,920,660	71,205

Total liabilities and shareholders’ equity	¥17,334,853	¥14,789,073	$177,860

Toyota’s share of affiliated companies accounted for by the equity method shareholders’ equity	¥1,867,440	¥1,817,988	$21,864

Number of affiliated companies accounted for by the equity method at end of period	56	56

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2009	2010	2011	2011
Net revenues	¥23,149,968	¥20,599,586	¥21,874,143	$263,068

Gross profit	¥2,034,617	¥2,269,109	¥2,342,706	$28,174

Net income attributable to affiliated companies accounted for by the equity method	¥13,838	¥317,017	¥641,771	$7,718

Entities comprising a significant portion of Toyota’s investment in affiliated companies and percentage of ownership are presented below:

Name of affiliated companies	Percentage of ownership
Denso Corporation	24.7%
Aisin Seiki Co., Ltd.	23.1%
Toyota Industries Corporation	24.8%
Toyota Tsusho Corporation	21.8%
Toyoda Gosei Co., Ltd.	43.1%

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain affiliated companies accounted for by the equity method with carrying amounts of ¥1,439,090 million and ¥1,384,159 million ($16,647 million) at March 31, 2010 and 2011, respectively, were quoted on various established markets at an aggregate value of ¥1,711,957 million and ¥1,475,352 million ($17,743 million), respectively. For the year ended March 31, 2010, Toyota recognized an impairment loss on a certain investment in affiliated company accounted for by the equity method of ¥63,575 million, which is included in “Equity in earnings of affiliated companies” in the accompanying consolidated statements of income. Toyota evaluated its investments in affiliated companies, considering the length of time and the extent to which the quoted market prices have been less than the carrying amounts, the financial condition and near-term prospects of the affiliated companies and Toyota’s ability and intent to retain those investments in the companies for a period of time. Toyota did not recognize any impairment loss for the year ended March 31, 2011.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2010	2011	2011
Trade accounts and notes receivable, and other receivables	¥274,189	¥204,447	$2,459
Accounts payable and other payables	597,796	352,538	4,240

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2009	2010	2011	2011
Net revenues	¥1,585,814	¥1,600,365	¥1,612,397	$19,391
Purchases	3,918,717	3,943,648	3,655,185	43,959

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2009, 2010 and 2011 were ¥114,409 million, ¥82,149 million and ¥103,169 million ($1,241 million), respectively.

Toyota does not have any significant related party transactions other than transactions with affiliated companies in the ordinary course of business.

Variable Interest Entities -

Toyota enters into securitization transactions using special-purpose entities, that are considered variable interest entities (“VIEs”). Although the finance receivables related to securitization transactions have been legally sold to the VIEs, Toyota has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses of the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. As a result, Toyota is considered the primary beneficiary of the VIEs and therefore consolidates the VIEs.

The consolidated securitization VIEs have ¥1,111,212 million ($13,364 million) in retail finance receivables, ¥64,502 million ($776 million) in restricted cash and ¥941,613 million ($11,324 million) in secured debt. Risks to which Toyota is exposed including credit, interest rate, and/or prepayment risks are not incremental compared with the situation before Toyota enters into securitization transactions.

As for VIEs other than those specified above, neither the aggregate size of these VIEs nor Toyota’s involvements in these VIEs are material to Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2010 and 2011 consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2010	2011	2011
Loans, principally from banks, with a weighted-average interest at March 31, 2010 and March 31, 2011 of 1.55% and of 1.57% per annum, respectively	¥804,066	¥1,140,066	$13,711
Commercial paper with a weighted-average interest at March 31, 2010 and March 31, 2011 of 0.44% and of 0.67% per annum, respectively	2,475,607	2,038,943	24,521

	¥3,279,673	¥3,179,009	$38,232

As of March 31, 2011, “Loans, principally from banks” amount includes secured loans by finance receivables securitization of ¥335,539 million ($4,035 million).

As of March 31, 2011, Toyota has unused short-term lines of credit amounting to ¥1,954,330 million ($23,504 million) of which ¥464,564 million ($5,587 million) related to commercial paper programs. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2010 and 2011 comprises the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2010	2011	2011
Unsecured loans, representing obligations principally to banks, due 2010 to 2029 in 2010 and due 2011 to 2029 in 2011 with interest ranging from 0.00% to 29.25% per annum in 2010 and from 0.00% to 29.00% per annum in 2011	¥2,942,012	¥3,386,854	$40,732
Secured loans, representing obligations principally to finance receivables securitization due 2010 to 2019 in 2010 and due 2011 to 2050 in 2011 with interest ranging from 0.49% to 6.65% per annum in 2010 and from 0.37% to 5.35% per annum in 2011	381,307	619,380	7,449
Medium-term notes of consolidated subsidiaries, due 2010 to 2047 in 2010 and due 2011 to 2047 in 2011 with interest ranging from 0.04% to 15.25% per annum in 2010 and from 0.01% to 15.25% per annum in 2011	3,814,439	3,314,589	39,863
Unsecured notes of parent company, due 2010 to 2019 in 2010 and due 2012 to 2019 in 2011 with interest ranging from 1.07% to 3.00% per annum in 2010 and from 1.07% to 3.00% per annum in 2011	580,000	530,000	6,374
Unsecured notes of consolidated subsidiaries, due 2010 to 2031 in 2010 and due 2011 to 2031 in 2011 with interest ranging from 0.25% to 17.03% per annum in 2010 and from 0.27% to 15.48% per annum in 2011	1,473,732	1,349,307	16,227
Long-term capital lease obligations, due 2010 to 2028 in 2010 and due 2011 to 2028 in 2011 with interest ranging from 0.43% to 14.40% per annum in 2010 and from 0.38% to 14.40% per annum in 2011	42,243	21,917	263

	9,233,733	9,222,047	110,908
Less - Current portion due within one year	(2,218,324)	(2,772,827)	(33,347)

	¥7,015,409	¥6,449,220	$77,561

As of March 31, 2011, approximately 31%, 24%, 12% and 33% of long-term debt are denominated in Japanese yen, U.S. dollars, euros, and other currencies, respectively.

As of March 31, 2011, property, plant and equipment with a book value of ¥57,237 million ($688 million) and in addition, other assets aggregating ¥1,128,957 million ($13,577 million) were pledged as collateral mainly for certain debt obligations of subsidiaries. These other assets principally consist of securitized finance receivables.

The aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2012	¥2,772,827	$33,347
2013	1,834,556	22,063
2014	1,522,659	18,312
2015	900,120	10,825
2016	1,106,492	13,307

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. During the year ended March 31, 2011, Toyota has not received any significant such requests from these banks.

As of March 31, 2011, Toyota has unused long-term lines of credit amounting to ¥8,073,898 million ($97,100 million).

14. Product warranties and recalls and other safety measures:

Toyota provides product warranties for certain defects mainly resulting from manufacturing based on warranty contracts with its customers at the time of sale of products. Toyota accrues estimated warranty costs to be incurred in the future in accordance with the warranty contracts. In addition to product warranties, Toyota initiates recalls and other safety measures to repair or to replace parts which might be expected to fail from products safety perspectives or customer satisfaction standpoints. Toyota accrues for costs of recalls and other safety measures at the time of vehicle sale based on the amount estimated from historical experience.

Liabilities for product warranties and liabilities for recalls and other safety measures have been combined into a single table showing an aggregate liability for quality assurances due to the fact that both are liabilities for costs to repair or replace defects of vehicles and the amounts incurred to repair or replace defects of vehicles may affect the amounts incurred for product warranties and vice versa.

The net changes in liabilities for quality assurances above for the years ended March 31, 2009, 2010 and 2011 consist of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year Ended March 31,
	2009	2010	2011	2011
Liabilities for quality assurances at beginning of year	¥499,987	¥568,834	¥680,408	$8,183
Payments made during year	(407,675)	(425,976)	(476,771)	(5,734)
Provision for quality assurances	526,503	558,190	588,224	7,074
Changes relating to pre-existing quality assurances	(17,869)	(21,606)	(1,701)	(20)
Other	(32,112)	966	(25,791)	(310)

Liabilities for quality assurances at end of year	¥568,834	¥680,408	¥764,369	$9,193

The other amount primarily includes the impact of currency translation adjustments and the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the net changes in liabilities for recalls and other safety measures which are comprised in liabilities for quality assurances above for the years ended March 31, 2009, 2010 and 2011.

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2009	2010	2011	2011
Liabilities for recalls and other safety measures at beginning of year	¥53,603	¥139,577	¥301,422	$3,625
Payments made during year	(69,812)	(89,796)	(263,096)	(3,164)
Provision for recalls and other safety measures	159,899	256,981 *	356,749	4,290
Other	(4,113)	(5,340)	(5,576)	(67)

Liabilities for recalls and other safety measures at end of year	¥139,577	¥301,422	¥389,499	$4,684

*Toyota has employed an estimation model to accrue of expenses for future recalls and other safety measures at the time of vehicle sale based on the amount estimated from historical experience from the fourth quarter of the fiscal year ended March 31, 2010. This change has resulted in an increase in provision for recalls and other safety measures in this table by ¥105,698 million.

15. Other payables:

Other payables are mainly related to purchases of property, plant and equipment and non-manufacturing purchases.

16. Income taxes:

The components of income (loss) before income taxes comprise the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2009	2010	2011	2011
Income (loss) before income taxes:
Parent company and domestic subsidiaries	¥(224,965)	¥(114,569)	¥(278,229)	$(3,346)
Foreign subsidiaries	(335,416)	406,037	841,519	10,120

	¥(560,381)	¥291,468	¥563,290	$6,774

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for income taxes consists of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2009	2010	2011	2011
Current income tax expense:
Parent company and domestic subsidiaries	¥65,684	¥65,971	¥85,290	$1,026
Foreign subsidiaries	72,864	1,156	141,821	1,705

Total current	138,548	67,127	227,111	2,731

Deferred income tax expense (benefit):
Parent company and domestic subsidiaries	(26,472)	(126,716)	(44,268)	(532)
Foreign subsidiaries	(168,518)	152,253	129,978	1,563

Total deferred	(194,990)	25,537	85,710	1,031

Total provision	¥(56,442)	¥92,664	¥312,821	$3,762

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 40.2% for the years ended March 31, 2009, 2010 and 2011. Such rate was also used to calculate the tax effects of temporary differences, which are expected to be realized in the future years. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the years ended March 31,
	2009	2010	2011
Statutory tax rate	40.2%	40.2%	40.2%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	(5.0)	1.9	2.2
Deferred tax liabilities on undistributed earnings of foreign subsidiaries	(2.5)	4.4	4.8
Deferred tax liabilities on undistributed earnings of affiliates accounted for by the equity method	(2.5)	(0.6)	12.6
Valuation allowance	(25.4)	11.2	8.1
Tax credits	10.0	(11.8)	(2.6)
The difference between the statutory tax rate in Japan and that of foreign subsidiaries	1.6	(12.9)	(12.1)
Other	(6.3)	(0.6)	2.3

Effective income tax rate	10.1%	31.8%	55.5%

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2010	2011	2011
Deferred tax assets
Accrued pension and severance costs	¥210,268	¥226,093	$2,719
Accrued expenses and liabilities for quality assurances	277,696	395,513	4,757
Other accrued employees’ compensation	106,404	103,020	1,239
Operating loss carryforwards for tax purposes	146,114	296,731	3,568
Tax credit carryforwards	73,061	127,289	1,531
Property, plant and equipment and other assets	188,745	176,229	2,119
Other	474,380	277,449	3,337

Gross deferred tax assets	1,476,668	1,602,324	19,270
Less - Valuation allowance	(239,269)	(280,685)	(3,375)

Total deferred tax assets	1,237,399	1,321,639	15,895

Deferred tax liabilities
Unrealized gains on securities	(147,494)	(146,874)	(1,766)
Undistributed earnings of foreign subsidiaries	(12,797)	(26,783)	(322)
Undistributed earnings of affiliates accounted for by the equity method	(575,929)	(578,756)	(6,961)
Basis difference of acquired assets	(38,977)	(38,351)	(461)
Lease transactions	(457,316)	(537,174)	(6,460)
Gain on securities contribution to employee retirement benefit trust	(66,523)	(66,523)	(800)
Other	(6,141)	(27,491)	(331)

Gross deferred tax liabilities	(1,305,177)	(1,421,952)	(17,101)

Net deferred tax liability	¥(67,778)	¥(100,313)	$(1,206)

The valuation allowance mainly relates to deferred tax assets of the consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2009, 2010 and 2011 consist of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2009	2010	2011	2011
Valuation allowance at beginning of year	¥82,191	¥208,627	¥239,269	$2,877
Additions	145,707	46,704	55,791	671
Deductions	(3,511)	(14,066)	(10,077)	(121)
Other	(15,760)	(1,996)	(4,298)	(52)

Valuation allowance at end of year	¥208,627	¥239,269	¥280,685	$3,375

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments during the years ended March 31, 2009, 2010 and 2011. The factors used to assess the likelihood of realization of the deferred tax assets are the future reversal of existing taxable temporary differences, the future taxable income and available tax planning strategies that are prudent and feasible. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Toyota believes that it is more likely than not that the net deferred tax assets will be realized through future taxable income. Failure to achieve the forecasted taxable income, however, could affect the realization of deferred tax assets.

The deferred tax assets and liabilities that comprise the net deferred tax liability are included in the consolidated balance sheets as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2010	2011	2011
Deferred tax assets
Deferred income taxes (Current assets)	¥632,164	¥605,884	$7,287
Investments and other assets - other	122,617	118,849	1,429
Deferred tax liabilities
Other current liabilities	(9,338)	(14,919)	(179)
Deferred income taxes (Long-term liabilities)	(813,221)	(810,127)	(9,743)

Net deferred tax liability	¥(67,778)	¥(100,313)	$(1,206)

Because management intends to reinvest undistributed earnings of foreign subsidiaries to the extent not expected to be remitted in the foreseeable future, management has made no provision for income taxes on those undistributed earnings aggregating ¥2,709,626 million ($32,587 million) as of March 31, 2011. Toyota estimates an additional tax provision of ¥100,957 million ($1,214 million) would be required if the full amount of those undistributed earnings were remitted.

Operating loss carryforwards for tax purposes as of March 31, 2011 were approximately ¥894,587 million ($10,759 million) and are available as an offset against future taxable income. The majority of these carryforwards expire in years 2012 to 2030. Tax credit carryforwards as of March 31, 2011 were ¥127,289 million ($1,531 million) and the majority of these carryforwards expire in years 2012 to 2014.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the gross unrecognized tax benefits changes for the years ended March 31, 2009, 2010 and 2011 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2009	2010	2011	2011
Balance at beginning of year	¥37,722	¥46,803	¥23,965	$288
Additions based on tax positions related to the current year	858	2,702	213	3
Additions for tax positions of prior years	35,464	6,750	12,564	151
Reductions for tax positions of prior years	(24,061)	(2,802)	(16,133)	(194)
Reductions for tax positions related to lapse of statute of limitations	(114)	(106)	—	—
Reductions for settlements	(128)	(27,409)	(2,794)	(34)
Other	(2,938)	(1,973)	(2,362)	(28)

Balance at end of year	¥46,803	¥23,965	¥15,453	$186

The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was not material at March 31, 2009, 2010 and 2011, respectively. Toyota does not believe it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

Interest and penalties related to income tax liabilities are included in “Other income (loss), net”. The amounts of interest and penalties accrued as of and recognized for the years ended March 31, 2009, 2010 and 2011, respectively, were not material.

Toyota remains subject to income tax examination for the tax returns related to the years beginning on and after January 1, 2004 and 2000, with various tax jurisdictions in Japan and foreign countries, respectively.

17. Shareholders’ equity:

Changes in the number of shares of common stock issued have resulted from the following:

	For the years ended March 31,
	2009	2010	2011
Common stock issued
Balance at beginning of year	3,447,997,492	3,447,997,492	3,447,997,492
Issuance during the year	—	—	—
Purchase and retirement	—	—	—

Balance at end of year	3,447,997,492	3,447,997,492	3,447,997,492

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The retained earnings reserve included in retained earnings as of March 31, 2010 and 2011 was ¥168,680 million and ¥171,062 million ($2,057 million), respectively. The Corporation Act provides that the retained earnings reserve of the parent company and its Japanese subsidiaries is restricted and unable to be used for dividend payments, and is excluded from the calculation of the profit available for dividend.

The amounts of statutory retained earnings of the parent company available for dividend payments to shareholders were ¥5,478,747 million and ¥5,389,432 million ($64,816 million) as of March 31, 2010 and 2011, respectively. In accordance with customary practice in Japan, the distributions from surplus are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings at March 31, 2011 include amounts representing year-end cash dividends of ¥94,071 million ($1,131 million), ¥30 ($0.36) per share, which were approved at the Ordinary General Shareholders’ Meeting, held on June 17, 2011.

Retained earnings at March 31, 2011 include ¥1,401,985 million ($16,861 million) relating to equity in undistributed earnings of companies accounted for by the equity method.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Detailed components of accumulated other comprehensive income (loss) in Toyota Motor Corporation shareholders’ equity at March 31, 2010 and 2011 and the related changes, net of taxes for the years ended March 31, 2009, 2010 and 2011 consist of the following:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
Balances at March 31, 2008	¥(501,367)	¥310,979	¥(50,817)	¥(241,205)
Other comprehensive income (loss)	(381,303)	(293,101)	(192,172)	(866,576)

Balances at March 31, 2009	(882,670)	17,878	(242,989)	(1,107,781)
Other comprehensive income	9,894	176,407	74,645	260,946

Balances at March 31, 2010	(872,776)	194,285	(168,344)	(846,835)
Other comprehensive income (loss)	(287,613)	(26,058)	15,785	(297,886)

Balances at March 31, 2011	¥(1,160,389)	¥168,227	¥(152,559)	¥(1,144,721)

	U.S. dollars in millions
	Foreign currency translation adjustments	Unrealized gains on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
Balances at March 31, 2010	$(10,496)	$2,337	$(2,025)	$(10,184)
Other comprehensive income (loss)	(3,459)	(314)	190	(3,583)

Balances at March 31, 2011	$(13,955)	$2,023	$(1,835)	$(13,767)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2009, 2010 and 2011 are as follows:

	Yen in millions
	Pre-tax amount	Tax amount	Net-of-tax amount
For the year ended March 31, 2009
Foreign currency translation adjustments	¥(391,873)	¥10,570	¥(381,303)
Unrealized losses on securities:
Unrealized net holding losses arising for the year	(677,710)	255,890	(421,820)
Less: reclassification adjustments for losses included in net loss attributable to Toyota Motor Corporation	215,249	(86,530)	128,719
Pension liability adjustments	(319,613)	127,441	(192,172)

Other comprehensive income (loss)	¥(1,173,947)	¥307,371	¥(866,576)

For the year ended March 31, 2010
Foreign currency translation adjustments	¥10,809	¥(915)	¥9,894
Unrealized gains on securities:
Unrealized net holding gains arising for the year	277,838	(102,538)	175,300
Less: reclassification adjustments for losses included in net income attributable to Toyota Motor Corporation	1,852	(745)	1,107
Pension liability adjustments	124,526	(49,881)	74,645

Other comprehensive income	¥415,025	¥(154,079)	¥260,946

For the year ended March 31, 2011
Foreign currency translation adjustments	¥(294,279)	¥6,666	¥(287,613)
Unrealized losses on securities:
Unrealized net holding losses arising for the year	(31,899)	9,643	(22,256)
Less: reclassification adjustments for gains included in net income attributable to Toyota Motor Corporation	(6,358)	2,556	(3,802)
Pension liability adjustments	26,681	(10,896)	15,785

Other comprehensive income (loss)	¥(305,855)	¥7,969	¥(297,886)

	U.S. dollars in millions
	Pre-tax amount	Tax amount	Net-of-tax amount
For the year ended March 31, 2011
Foreign currency translation adjustments	$(3,539)	$80	$(3,459)
Unrealized losses on securities:
Unrealized net holding losses arising for the year	(384)	116	(268)
Less: reclassification adjustments for gains included in net income attributable to Toyota Motor Corporation	(77)	31	(46)
Pension liability adjustments	321	(131)	190

Other comprehensive income (loss)	$(3,679)	$96	$(3,583)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Stock-based compensation:

In June 1997, the parent company’s shareholders approved a stock option plan for board members. In June 2001, the shareholders approved an amendment of the plan to include both board members and key employees. Each year until June 2010, since the plans’ inception, the shareholders have approved the authorization for the grant of options for the purchase of Toyota’s common stock. Authorized shares for each year that remain ungranted are unavailable for grant in future years. Stock options granted in and after August 2002 have terms ranging from 6 years to 8 years and an exercise price equal to 1.025 times the closing price of Toyota’s common stock on the date of grant. These options generally vest 2 years from the date of grant.

For the year ended March 31, 2009, 2010 and 2011, Toyota recognized stock-based compensation expenses for stock options of ¥3,015 million, ¥2,446 million and ¥2,522 million ($30 million) as selling, general and administrative expenses.

The weighted-average grant-date fair value of options granted during the years ended March 31, 2009, 2010 and 2011 was ¥635, ¥803 and ¥724 ($9), respectively per share. The fair value of options granted is amortized over the option vesting period in determining net income attributable to Toyota Motor Corporation in the consolidated statements of income. The grant-date fair value of options granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2009	2010	2011
Dividend rate	3.0%	2.4%	1.5%
Risk-free interest rate	1.1%	0.7%	0.3%
Expected volatility	23%	30%	32%
Expected holding period (years)	5.0	5.0	5.0

The following table summarizes Toyota’s stock option activity:

		Yen		Yen in millions
	Number of shares	Weighted- average exercise price	Weighted- average remaining contractual life in years	Aggregate intrinsic value
Options outstanding at March 31, 2008	8,341,600	¥6,038	5.71	¥1,753
Granted	3,494,000	4,726
Exercised	(119,900)	3,626
Canceled	(375,000)	6,889

Options outstanding at March 31, 2009	11,340,700	5,631	5.51	¥1
Granted	3,492,000	4,193
Exercised	(157,800)	3,116
Canceled	(958,200)	4,646

Options outstanding at March 31, 2010	13,716,700	5,363	5.23	¥—
Granted	3,435,000	3,183
Exercised	—	—
Canceled	(1,364,900)	4,759

Options outstanding at March 31, 2011	15,786,800	¥4,941	5.04	¥565

Options exercisable at March 31, 2009	4,971,700	¥5,302	3.76	¥1
Options exercisable at March 31, 2010	7,515,700	¥6,132	3.86	¥—
Options exercisable at March 31, 2011	9,347,800	¥5,821	3.79	¥—

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total intrinsic value of options exercised for the years ended March 31, 2009 and 2010 was ¥97 million and ¥113 million, respectively. No options were exercised for the year ended March 31, 2011.

As of March 31, 2011, there were unrecognized compensation expenses of ¥1,693 million ($20 million) for stock options granted. Those expenses are expected to be recognized over a weighted-average period of 1.1 years.

Cash received from the exercise of stock options for the years ended March 31, 2009 and 2010 was ¥435 million and ¥492 million, respectively. No cash was received from the exercise of stock options for the year ended March 31, 2011.

The following table summarizes information for options outstanding and options exercisable at March 31, 2011:

	Outstanding				Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price	Weighted- average exercise price
Yen		Yen	Dollars	Years		Yen	Dollars
¥3,183 – 6,000	10,508,800	¥4,030	$48	5.63	4,069,800	¥4,611	$55
6,001 – 7,278	5,278,000	6,754	81	3.87	5,278,000	6,754	81

3,183 – 7,278	15,786,800	4,941	59	5.04	9,347,800	5,821	70

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

Toyota uses a March 31 measurement date for its benefit plans.

Information regarding Toyota’s defined benefit plans is as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2010	2011	2011
Change in benefit obligation
Benefit obligation at beginning of year	¥1,632,779	¥1,726,747	$20,767
Service cost	75,558	82,422	991
Interest cost	50,559	52,502	631
Plan participants’ contributions	657	1,046	13
Plan amendments	(3,080)	(1,429)	(17)
Net actuarial loss	56,843	3,830	46
Acquisition and other	(2,829)	(57,928)	(697)
Benefits paid	(83,740)	(78,012)	(938)

Benefit obligation at end of year	1,726,747	1,729,178	20,796

Change in plan assets
Fair value of plan assets at beginning of year	979,012	1,179,051	14,180
Actual return on plan assets	171,043	24,216	291
Acquisition and other	158	(39,374)	(474)
Employer contributions	111,815	96,458	1,160
Plan participants’ contributions	763	1,046	13
Benefits paid	(83,740)	(78,012)	(938)

Fair value of plan assets at end of year	1,179,051	1,183,385	14,232

Funded status	¥547,696	¥545,793	$6,564

Amounts recognized in the consolidated balance sheet as of March 31, 2010 and 2011 are comprised of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2010	2011	2011
Accrued expenses (Accrued pension and severance costs)	¥28,573	¥24,677	$297
Accrued pension and severance costs	678,677	668,022	8,034
Investments and other assets - other (Prepaid pension and severance costs)	(159,554)	(146,906)	(1,767)

Net amount recognized	¥547,696	¥545,793	$6,564

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts recognized in accumulated other comprehensive income (loss) as of March 31, 2010 and 2011 are comprised of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2010	2011	2011
Net actuarial loss	¥(385,266)	¥(347,494)	$(4,179)
Prior service costs	97,587	72,324	870
Net transition obligation	(3,570)	(1,626)	(20)

Net amount recognized	¥(291,249)	¥(276,796)	$(3,329)

The accumulated benefit obligation for all defined benefit pension plans was ¥1,571,061 million and ¥1,584,627 million ($19,057 million) at March 31, 2010 and 2011, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2010	2011	2011
Projected benefit obligation	¥508,501	¥500,046	$6,014
Accumulated benefit obligation	452,019	453,111	5,449
Fair value of plan assets	65,905	72,359	870

Components of the net periodic pension cost are as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2009	2010	2011	2011
Service cost	¥84,206	¥75,558	¥82,422	$991
Interest cost	52,959	50,559	52,502	631
Expected return on plan assets	(43,053)	(32,251)	(42,364)	(509)
Amortization of prior service costs	(17,677)	(15,063)	(24,032)	(289)
Recognized net actuarial loss	5,752	27,246	16,095	194
Amortization of net transition obligation	1,944	1,944	1,944	23

Net periodic pension cost	¥84,131	¥107,993	¥86,567	$1,041

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) are as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2009	2010	2011	2011
Net actuarial gain (loss)	¥(303,074)	¥81,949	¥(21,978)	$(264)
Recognized net actuarial loss	5,752	27,246	16,095	194
Prior service costs	2,096	3,080	1,429	17
Amortization of prior service costs	(17,677)	(15,063)	(24,032)	(289)
Amortization of net transition obligation	1,944	1,944	1,944	23
Other	17,003	2,594	40,995	493

Total recognized in other comprehensive income (loss)	¥(293,956)	¥101,750	¥14,453	$174

The other amount includes the impact of transition to defined contribution pension plans, consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments during the years ended March 31, 2009, 2010 and 2011.

The estimated prior service costs, net actuarial loss and net transition obligations that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost during the year ending March 31, 2012 are ¥(15,700) million ($(189) million), ¥16,000 million ($192 million) and ¥1,900 million ($23 million), respectively.

Weighted-average assumptions used to determine benefit obligations as of March 31, 2010 and 2011 are as follows:

	March 31,
	2010	2011
Discount rate	2.8%	2.8%
Rate of compensation increase	0.5 - 10.0%	0.8 - 11.0%

Weighted-average assumptions used to determine net periodic pension cost for the years ended March 31, 2009, 2010 and 2011 are as follows:

	For the years ended March 31,
	2009	2010	2011
Discount rate	2.8%	2.8%	2.8%
Expected return on plan assets	3.6%	3.6%	3.8%
Rate of compensation increase	0.1 - 10.0%	0.1 - 10.0%	0.5 - 10.0%

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota’s policy and objective for plan asset management is to maximize returns on plan assets to meet future benefit payment requirements under risks which Toyota considers permissible. Asset allocations under the plan asset management are determined based on plan asset management policies of each plan which are established to achieve the optimized asset compositions in terms of the long-term overall plan asset management. Excepting equity securities contributed by Toyota, approximately 50% of the plan assets is invested in equity securities, approximately 30% is invested in debt securities, and the rest of them is invested in insurance contracts and other products. When actual allocations are not in line with target allocations, Toyota rebalances its investments in accordance with the policies. Prior to making individual investments, Toyota performs in-depth assessments of corresponding factors including category of products, industry type, currencies and liquidity of each potential investment under consideration to mitigate concentrations of risks such as market risk and foreign currency exchange rate risk. To assess performance of the investments, Toyota establishes bench mark return rates for each individual investment, combines these individual bench mark rates based on the asset composition ratios within each asset category, and compares the combined rates with the corresponding actual return rates on each asset category.

The following table summarizes the fair value of classes of plan assets as of March 31, 2010 and 2011. See note 26 to the consolidated financial statements for three levels of input which are used to measure fair value.

	Yen in millions
	March 31, 2010
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	¥471,262	¥—	¥—	¥471,262
Commingled funds	—	237,495	—	237,495

	471,262	237,495	—	708,757

Debt securities
Government bonds	79,739	—	—	79,739
Commingled funds	—	147,345	2,663	150,008
Other	39,231	19,561	928	59,720

	118,970	166,906	3,591	289,467

Insurance contracts	—	97,086	—	97,086
Other	35,774	1,449	46,518	83,741

Total	¥626,006	¥502,936	¥50,109	¥1,179,051

	Yen in millions
	March 31, 2011
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	¥489,759	¥—	¥—	¥489,759
Commingled funds	—	180,901	—	180,901

	489,759	180,901	—	670,660

Debt securities
Government bonds	82,685	—	—	82,685
Commingled funds	—	159,232	—	159,232
Other	29,217	44,994	746	74,957

	111,902	204,226	746	316,874

Insurance contracts	—	90,972	—	90,972
Other	19,610	26,418	58,851	104,879

Total	¥621,271	¥502,517	¥59,597	¥1,183,385

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	U.S. dollars in millions
	March 31, 2011
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	$5,890	$—	$—	$5,890
Commingled funds	—	2,176	—	2,176

	5,890	2,176	—	8,066

Debt securities
Government bonds	995	—	—	995
Commingled funds	—	1,915	—	1,915
Other	351	541	9	901

	1,346	2,456	9	3,811

Insurance contracts	—	1,094	—	1,094
Other	236	317	708	1,261

Total	$7,472	$6,043	$717	$14,232

The following is description of the assets, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Quoted market prices for identical securities are used to measure fair value of common stocks. Common stocks include 64% of Japanese stocks and 36% of foreign stocks as of March 31, 2010, and 51% of Japanese stocks and 49% of foreign stocks as of March 31, 2011.

Quoted market prices for identical securities are used to measure fair value of government bonds. Government bonds include 25% of Japanese government bonds and 75% of foreign government bonds as of March 31, 2010, and 25% of Japanese government bonds and 75% of foreign government bonds as of March 31, 2011.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables summarize the changes in Level 3 plan assets measured at fair value for the years ended March 31, 2010 and 2011:

	Yen in millions
	For the year ended March 31, 2010
	Debt securities	Other	Total
Balance at beginning of year	¥5,242	¥45,825	¥51,067
Actual return on plan assets	818	(2,206)	(1,388)
Purchases, sales and settlements	(2,233)	3,467	1,234
Other	(236)	(568)	(804)

Balance at end of year	¥3,591	¥46,518	¥50,109

	Yen in millions
	For the year ended March 31, 2011
	Debt securities	Other	Total
Balance at beginning of year	¥3,591	¥46,518	¥50,109
Actual return on plan assets	312	1,908	2,220
Purchases, sales and settlements	(2,948)	11,490	8,542
Other	(209)	(1,065)	(1,274)

Balance at end of year	¥746	¥58,851	¥59,597

	U.S. dollars in millions
	For the year ended March 31, 2011
	Debt securities	Other	Total
Balance at beginning of year	$43	$560	$603
Actual return on plan assets	4	23	27
Purchases, sales and settlements	(35)	138	103
Other	(3)	(13)	(16)

Balance at end of year	$9	$708	$717

Toyota expects to contribute ¥97,231 million ($1,169 million) to its pension plans in the year ending March 31, 2012.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2012	¥72,170	$868
2013	71,235	857
2014	73,345	882
2015	76,567	921
2016	79,591	957
from 2017 to 2021	442,737	5,324

Total	¥815,645	$9,809

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

For the years ended March 31, 2009, 2010 and 2011, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2010 and 2011:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2010	2011	2011
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥45,567	¥55,794	$671
Investments and other assets - Other	94,430	74,528	896

Total	¥139,997	¥130,322	$1,567

Other current liabilities	¥(21,786)	¥(7,410)	$(89)
Other long-term liabilities	(12,045)	(1,188)	(14)

Total	¥(33,831)	¥(8,598)	$(103)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥54,474	¥99,093	$1,192
Investments and other assets - Other	168,349	185,272	2,228

Total	¥222,823	¥284,365	$3,420

Other current liabilities	¥(38,152)	¥(64,611)	$(777)
Other long-term liabilities	(179,765)	(132,785)	(1,597)

Total	¥(217,917)	¥(197,396)	$(2,374)

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	¥6,135	¥2,619	$32
Investments and other assets - Other	38	—	—

Total	¥6,173	¥2,619	$32

Other current liabilities	¥(20,843)	¥(14,202)	$(171)
Other long-term liabilities	(138)	(75)	(1)

Total	¥(20,981)	¥(14,277)	$(172)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2010 and 2011:

	Yen in millions				U.S. dollars in millions
	March 31,				March 31,
	2010		2011		2011
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥1,168,882	¥11,868,039	¥617,472	¥11,460,275	$7,426	$137,826
Foreign exchange forward and option contracts	—	1,487,175	—	1,176,955	—	14,155

Total	¥1,168,882	¥13,355,214	¥617,472	¥12,637,230	$7,426	$151,981

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statement of income for the years ended March 31, 2009, 2010 and 2011:

	Yen in millions
	For the years ended March 31,
	2009		2010
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥(288,553)	¥293,637	¥138,677	¥(135,163)
Interest expense	(439)	439	(265)	265

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥(72,696)	¥—	¥77,939	¥—
Foreign exchange gain (loss), net	(3,016)	—	(2,819)	—
Foreign exchange forward and option contracts
Cost of financing operations	24,183	—	(21,841)	—
Foreign exchange gain (loss), net	174,158	—	60,599	—

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions		U.S. dollars in millions
	For the year ended March 31,		For the year ended March 31,
	2011		2011
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥71,491	¥(68,741)	$860	$(827)
Interest expense	(166)	166	(2)	2

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥72,082	¥—	$867	$—
Foreign exchange gain (loss), net	(1,393)	—	(17)	—
Foreign exchange forward and option contracts
Cost of financing operations	(2,693)	—	(32)	—
Foreign exchange gain (loss), net	110,211	—	1,325	—

Undesignated derivative financial instruments are used to manage risks of fluctuations in interest rates to certain borrowing transactions and in foreign currency exchange rates of certain currency receivables and payables. Toyota accounts for these derivative financial instruments as economic hedges with changes in the fair value recorded directly into current period earnings.

Unrealized gains or (losses) on undesignated derivative financial instruments reported in the cost of financing operations for the years ended March 31, 2009, 2010 and 2011 were ¥(80,298) million, ¥71,538 million and ¥93,370 million ($1,123 million) those reported in foreign exchange gain (loss), net were ¥(33,578) million, ¥(26,476) million and ¥(240) million ($(3) million), respectively.

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position as of March 31, 2011 is ¥27,432 million ($330 million). The aggregate fair value amount of assets that are already posted as of March 31, 2011 is ¥5,773 million ($69 million). If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥27,432 million ($330 million) as of March 31, 2011.

21. Other financial instruments:

Toyota has certain financial instruments, including financial assets and liabilities and off-balance sheet financial instruments which arose in the normal course of business. These financial instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars,

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The estimated fair values of Toyota’s financial instruments, excluding marketable securities and other securities investments and affiliated companies and derivative financial instruments, are summarized as follows:

	Yen in millions
	March 31, 2010
	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥1,865,746	¥1,865,746
Time deposits	392,724	392,724
Total finance receivables, net	8,759,826	9,112,527
Other receivables	360,379	360,379
Short-term borrowings	(3,279,673)	(3,279,673)
Long-term debt including the current portion	(9,191,490)	(9,297,904)

	Yen in millions		U.S. dollars in millions
	March 31, 2011		March 31, 2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥2,080,709	¥2,080,709	$25,024	$25,024
Time deposits	203,874	203,874	2,452	2,452
Total finance receivables, net	8,680,882	8,971,523	104,400	107,896
Other receivables	306,201	306,201	3,682	3,682
Short-term borrowings	(3,179,009)	(3,179,009)	(38,232)	(38,232)
Long-term debt including the current portion	(9,200,130)	(9,274,881)	(110,645)	(111,544)

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

22. Lease commitments:

Toyota leases certain assets under capital lease and operating lease arrangements.

An analysis of leased assets under capital leases is as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2010	2011	2011
Class of property
Building	¥23,518	¥13,412	$161
Machinery and equipment	48,043	30,283	364
Less - Accumulated depreciation	(36,926)	(18,590)	(223)

	¥34,635	¥25,105	$302

Amortization expenses under capital leases for the years ended March 31, 2009, 2010 and 2011 were ¥12,183 million, ¥12,606 million and ¥13,341 million ($160 million), respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2011 are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2012	¥5,192	$62
2013	3,741	45
2014	2,516	30
2015	2,248	27
2016	1,971	24
Thereafter	13,981	168

Total minimum lease payments	29,649	356
Less - Amount representing interest	(7,732)	(93)

Present value of net minimum lease payments	21,917	263
Less - Current obligations	(4,283)	(51)

Long-term capital lease obligations	¥17,634	$212

Rental expenses under operating leases for the years ended March 31, 2009, 2010 and 2011 were ¥106,653 million, ¥93,994 million and ¥89,029 million ($1,071 million), respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2011 are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2012	¥9,198	$111
2013	7,439	89
2014	5,687	68
2015	4,648	56
2016	4,061	49
Thereafter	13,146	158

Total minimum future rentals	¥44,179	$531

23. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments

Commitments outstanding at March 31, 2011 for the purchase of property, plant and equipment and other assets totaled ¥83,506 million ($1,004 million).

Guarantees

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and at March 31, 2011, range from 1 month to 35 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of March 31, 2011 is ¥1,662,225 million ($19,991 million). Liabilities for guarantees totaling ¥20,450 million ($246 million) have been provided as of March 31, 2011. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal Proceedings

Product Recalls

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe and China certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system (ABS) in certain vehicles models including the Prius. Set forth below is a description of various claims, lawsuits and government investigations involving Toyota in the United States relating to these recalls and other safety measures.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Class Action and Consolidated Litigation

There are approximately 200 putative class actions that have been filed since November 2009 alleging that certain Toyota, Lexus and Scion vehicles contain defects that lead to unintended acceleration. Many of the putative class actions allege that malfunctions involving the floor mats and accelerator pedals do not cover the full scope of possible defects related to unintended acceleration. Rather, they allege that Electronic Throttle Control System-intelligent (ETCS-i) is the true cause and that Toyota has failed to inform consumers despite its awareness of the problem. In general, these cases seek recovery for the alleged diminution in value of the vehicles, injunctive and other relief. In April 2010, the approximately 190 federal cases were consolidated for pretrial proceedings into a single multi-district litigation in the United States District Court for the Central District of California. In addition, of the approximately 325 individual product liability personal injury cases relating to unintended acceleration pending against Toyota, the federal cases have been or are likely to be consolidated into the multi-district litigation. The remaining individual product liability personal injury cases relating to unintended acceleration remain pending in various state courts in the United States. This consolidated federal action suit is in its early stages and has included document production, depositions and various motions.

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

Beginning in February 2010, Toyota has also been sued in approximately 20 putative class actions alleging defects in the antilock braking systems in various hybrid vehicles that cause the vehicles to fail to stop in a timely manner when driving in certain road conditions. The plaintiffs seek an order requiring Toyota to repair the vehicles and claim that all owners and lessees of vehicles, including those for which recalls have been implemented, should be compensated for the defects related to the antilock braking systems. These cases have been consolidated into two actions, one in federal court in the United States District Court for the Central District of California and one in state court in the Los Angeles County Superior Court.

From February through April 2010, Toyota was also sued in six putative shareholder class actions on behalf of investors in Toyota American Depository Shares and common stock. The cases have been consolidated into a single action in the United States District Court for the Central District of California, and a lead plaintiff has been appointed. The consolidated complaint, filed October 4, 2010, alleges violations of the Securities Exchange Act of 1934 and Japan’s Financial Instruments and Exchange Act on the basis that defendants made statements that were false or misleading in that they failed to disclose problems with, or the causes of, unintended acceleration in a number of vehicle models. Plaintiffs seek monetary damages in an amount to be proven at trial, interest and attorneys’ fees and costs.

On May 21, 2010, a shareholder derivative action was filed against certain officers and directors of Toyota in the Superior Court of the State of California, County of Los Angeles. The complaint alleged that the defendants breached their fiduciary duties of care and loyalty in their handling of design defects in Toyota vehicles, alleging facts similar to those alleged in the securities class action. On April 20, 2011, the Court issued an order dismissing the case and entered judgment in favor of defendants.

On July 22, 2010, Toyota was sued in the Superior Court of the State of California, County of Los Angeles in a putative bondholder class action filed on behalf of purchasers of Toyota and Toyota Motor Credit Corporation bonds traded on foreign securities exchanges. The complaint alleges violations of California securities law, fraud, breach of fiduciary duty, and other state law claims. On September 15, 2010, Toyota

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

removed the putative bondholder class action to the United States District Court for the Central District of California. On January 10, 2011, the District Court issued an order dismissing the case with prejudice, and entered judgment in favor of defendants. Plaintiff has filed a notice of appeal to the United States Circuit Court of Appeals for the Ninth Circuit.

Toyota believes that it has meritorious defenses to all of the cases and will vigorously defend against them.

Government Investigations

In February 2010, Toyota received a subpoena from the U.S. Attorney for the Southern District of New York and a voluntary request and subpoena from the U.S. Securities and Exchange Commission (“SEC”). The subpoenas and the voluntary request primarily seek documents related to unintended acceleration and certain financial records. This is a coordinated investigation and has included interviews of Toyota and non-Toyota witnesses, as well as production of documents. In June 2010, Toyota received a second voluntary request and subpoena from the SEC and a subpoena from the U.S. Attorney for the Southern District of New York. The subpoenas and the voluntary request primarily seek production of documents related to the recalls of the steering relay rod.

During the first two quarters of calendar year 2010, Toyota received four inquires from the National Highway Traffic Safety Administration (“NHTSA”). The first two, TQ10-001 and TQ10-002, address the timing of the announcement of the recalls related to floor mat entrapment and sticking accelerator pedals, respectively. The third, RQ10-003, addresses the scope of the recalls and unintended acceleration generally. On April 19, 2010, Toyota and NHTSA announced a settlement resolving TQ10-002 pursuant to which Toyota paid $16.4 million to the U.S. Treasury. Toyota denied the allegations that it violated the Motor Vehicle Safety Act or its implementing regulations but agreed to the settlement to avoid a protracted dispute and to concentrate on regaining customer confidence.

On May 10, 2010, Toyota received an inquiry from NHTSA on the timing of its announcement of the 2005 recall of certain pickup trucks and sport utility vehicles for a possible issue with the steering relay rod (TQ10-004). On December 20, 2010, Toyota and NHTSA announced that they had reached a settlement with respect to TQ10-001 and TQ10-004 pursuant to which Toyota paid approximately $32.4 million in the aggregate to the U.S. Treasury. As in the April 2010 settlement resolving TQ10-002, Toyota denied that it violated the Motor Vehicle Safety Act or its implementing regulations but agreed to the settlement to avoid a protracted dispute and to concentrate on regaining customer confidence. In addition, on March 1, 2011, RQ10-003 was officially resolved.

Toyota has also received subpoenas and formal and informal requests from various states’ attorneys general, including the Executive Committee for a group of 28 states’ attorney general, and certain local governmental agencies regarding various recalls, the facts underlying its recent recalls and customer handling related to those recalls.

Toyota is cooperating with the government agencies in their investigations, which, except as noted above, are on-going.

The recalls and other safety measures described above have led to a number of claims, lawsuits and government investigations against Toyota in the United States as set forth in the preceding paragraphs. Amounts accrued as of March 31, 2011 related to these legal proceedings and governmental investigations are not material to Toyota’s financial position, results of operations, or cash flow. Toyota cannot currently estimate its potential liability, damages or range of potential loss, if any, beyond the amounts accrued; however, the resolution of these matters could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

United States Antitrust Proceedings

In February 2003, Toyota, GM, Ford, DaimlerChrysler, Honda, Nissan, BMW and their sales subsidiaries in the Unites States and Canada, as well as the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in approximately 85 purported federal and state class action lawsuits on behalf of all purchasers of new motor vehicles who purchased their vehicles in the United States on or after January 1, 2001. As of April 1, 2005, the federal lawsuits were consolidated in the State of Maine, and lawsuits in the State of California and the State of New Jersey were also consolidated within the respective states. Lawsuits in the state courts have been stayed until the federal lawsuits proceed.

The complaints allege that the defendants violated the Sherman Antitrust Act or state anti-trust law by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market, resulting in higher prices to United States consumers. Toyota believes that its actions have been lawful. In the interest of resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs in February 2006. The settlement agreement remains subject to court approval. In the meantime, the federal court granted summary judgment in favor of the remaining defendants and the time to appeal has lapsed. Current activity is centered in the California state courts, although that action is stayed against Toyota pending a ruling on the pending Toyota settlement. In February 2011, the federal court held a hearing with respect to approval of Toyota’s settlement agreement. If final approval is granted, that approval should resolve this matter for Toyota.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

facilities and to ensure that hazardous materials and recyclable parts are removed from vehicles prior to shredding. This directive impacts Toyota’s vehicles sold in the European Union and Toyota is introducing vehicles that are in compliance with such measures taken by the member states pursuant to the directive.

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2011. Depending on the legislation that will be enacted subject to other circumstances, Toyota may be required to revise the accruals for the expected costs. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas and overseas revenues by destination as of and for the years ended March 31, 2009, 2010 and 2011.

Segment operating results and assets -

As of and for the year ended March 31, 2009:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥18,550,501	¥1,355,850	¥623,219	¥—	¥20,529,570
Inter-segment sales and transfers	14,222	21,698	561,728	(597,648)	—

Total	18,564,723	1,377,548	1,184,947	(597,648)	20,529,570
Operating expenses	18,959,599	1,449,495	1,175,034	(593,547)	20,990,581

Operating income (loss)	¥(394,876)	¥(71,947)	¥9,913	¥(4,101)	¥(461,011)

Assets	¥11,716,316	¥13,631,662	¥1,131,400	¥2,582,659	¥29,062,037
Investment in equity method investees	1,606,013	168,057	—	36,036	1,810,106
Depreciation expense	1,072,848	389,937	32,385	—	1,495,170
Capital expenditure	1,343,572	883,968	35,334	62,023	2,324,897

As of and for the year ended March 31, 2010:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥17,187,308	¥1,226,244	¥537,421	¥—	¥18,950,973
Inter-segment sales and transfers	10,120	19,163	410,194	(439,477)	—

Total	17,197,428	1,245,407	947,615	(439,477)	18,950,973
Operating expenses	17,283,798	998,480	956,475	(435,296)	18,803,457

Operating income (loss)	¥(86,370)	¥246,927	¥(8,860)	¥(4,181)	¥147,516

Assets	¥12,359,404	¥13,274,953	¥1,119,635	¥3,595,295	¥30,349,287
Investment in equity method investees	1,692,702	129,745	—	44,993	1,867,440
Depreciation expense	1,018,935	348,820	46,814	—	1,414,569
Capital expenditure	616,216	774,102	21,751	25,532	1,437,601

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2011:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥17,322,753	¥1,173,168	¥497,767	¥—	¥18,993,688
Inter-segment sales and transfers	14,567	19,037	474,485	(508,089)	—

Total	17,337,320	1,192,205	972,252	(508,089)	18,993,688
Operating expenses	17,251,347	833,925	937,010	(496,873)	18,525,409

Operating income	¥85,973	¥358,280	¥35,242	¥(11,216)	¥468,279

Assets	¥11,341,558	¥13,365,394	¥1,146,720	¥3,964,494	¥29,818,166
Investment in equity method investees	1,784,539	3,519	3,045	26,885	1,817,988
Depreciation expense	819,075	330,865	25,633	—	1,175,573
Capital expenditure	691,867	991,330	21,058	(13,064)	1,691,191

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	$208,331	$14,109	$5,987	$—	$228,427
Inter-segment sales and transfers	176	229	5,706	(6,111)	—

Total	208,507	14,338	11,693	(6,111)	228,427
Operating expenses	207,473	10,029	11,269	(5,976)	222,795

Operating income	$1,034	$4,309	$424	$(135)	$5,632

Assets	$136,399	$160,738	$13,791	$47,679	$358,607
Investment in equity method investees	21,462	42	37	323	21,864
Depreciation expense	9,851	3,979	308	—	14,138
Capital expenditure	8,321	11,922	253	(157)	20,339

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Geographic Information -

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2011:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated

Net revenues
Sales to external customers	¥6,966,929	¥5,327,809	¥1,920,416	¥3,138,112	¥1,640,422	¥—	¥18,993,688
Inter-segment sales and transfers	4,019,317	101,327	61,081	236,422	168,694	(4,586,841)	—

Total	10,986,246	5,429,136	1,981,497	3,374,534	1,809,116	(4,586,841)	18,993,688
Operating expenses	11,348,642	5,089,633	1,968,349	3,061,557	1,648,987	(4,591,759)	18,525,409

Operating income (loss)	¥(362,396)	¥339,503	¥13,148	¥312,977	¥160,129	¥4,918	¥468,279

Assets	¥11,285,864	¥9,910,828	¥1,931,231	¥2,138,499	¥2,044,379	¥2,507,365	¥29,818,166
Long-lived assets	3,123,042	2,276,332	305,627	344,304	259,855	—	6,309,160

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated

Net revenues
Sales to external customers	$83,787	$64,075	$23,096	$37,740	$19,729	$—	$228,427
Inter-segment sales and transfers	48,339	1,218	734	2,844	2,028	(55,163)	—

Total	132,126	65,293	23,830	40,584	21,757	(55,163)	228,427
Operating expenses	136,484	61,210	23,672	36,820	19,831	(55,222)	222,795

Operating income (loss)	$(4,358)	$4,083	$158	$3,764	$1,926	$59	$5,632

Assets	$135,729	$119,192	$23,226	$25,719	$24,587	$30,154	$358,607
Long-lived assets	37,559	27,376	3,676	4,141	3,125	—	75,877

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

Unallocated amounts included in assets represent assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were ¥3,225,901 million, ¥4,205,402 million and ¥4,613,672 million ($55,486 million), as of March 31, 2009, 2010 and 2011, respectively.

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

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2009	2010	2011	2011
North America	¥6,294,230	¥5,718,381	¥5,398,278	$64,922
Europe	2,861,351	2,023,280	1,793,932	21,575
Asia	2,530,352	2,641,471	3,280,384	39,451
Other	3,421,881	2,838,671	3,196,114	38,438

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain financial statement data on non-financial services and financial services businesses -

The financial data below presents separately Toyota’s non-financial services and financial services businesses.

Balance sheets -

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2010	2011	2011
Non-Financial Services Businesses
Current assets
Cash and cash equivalents	¥1,338,821	¥1,300,553	$15,641
Marketable securities	1,783,629	1,036,555	12,466
Trade accounts and notes receivable, less allowance for doubtful accounts	1,908,884	1,483,551	17,842
Inventories	1,422,373	1,304,128	15,684
Prepaid expenses and other current assets	1,793,622	1,383,616	16,640

Total current assets	8,247,329	6,508,403	78,273

Investments and other assets	4,549,658	5,825,966	70,065
Property, plant and equipment	4,996,321	4,608,309	55,422

Total Non-Financial Services Businesses assets	17,793,308	16,942,678	203,760

Financial Services Businesses
Current assets
Cash and cash equivalents	526,925	780,156	9,383
Marketable securities	9,536	188,880	2,272
Finance receivables, net	4,209,496	4,136,805	49,751
Prepaid expenses and other current assets	653,798	636,249	7,651

Total current assets	5,399,755	5,742,090	69,057

Noncurrent finance receivables, net	5,630,680	5,556,746	66,828
Investments and other assets	529,938	365,707	4,398
Property, plant and equipment	1,714,580	1,700,851	20,455

Total Financial Services Businesses assets	13,274,953	13,365,394	160,738

Eliminations	(718,974)	(489,906)	(5,891)

Total assets	¥30,349,287	¥29,818,166	$358,607

Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2010	2011	2011
Non-Financial Services Businesses
Current liabilities
Short-term borrowings	¥575,890	¥478,646	$5,756
Current portion of long-term debt	289,447	243,817	2,932
Accounts payable	1,954,147	1,497,253	18,007
Accrued expenses	1,627,228	1,666,748	20,045
Income taxes payable	140,210	104,392	1,256
Other current liabilities	931,727	1,024,662	12,323

Total current liabilities	5,518,649	5,015,518	60,319

Long-term liabilities
Long-term debt	1,095,270	839,611	10,097
Accrued pension and severance costs	672,905	660,918	7,949
Other long-term liabilities	604,903	554,402	6,667

Total long-term liabilities	2,373,078	2,054,931	24,713

Total Non-Financial Services Businesses liabilities	7,891,727	7,070,449	85,032

Financial Services Businesses
Current liabilities
Short-term borrowings	3,118,938	2,986,700	35,919
Current portion of long-term debt	1,968,908	2,541,479	30,565
Accounts payable	13,063	19,472	234
Accrued expenses	113,559	110,348	1,327
Income taxes payable	13,177	9,555	115
Other current liabilities	519,011	538,026	6,471

Total current liabilities	5,746,656	6,205,580	74,631

Long-term liabilities
Long-term debt	6,060,349	5,669,456	68,184
Accrued pension and severance costs	5,772	7,104	85
Other long-term liabilities	433,641	435,508	5,238

Total long-term liabilities	6,499,762	6,112,068	73,507

Total Financial Services Businesses liabilities	12,246,418	12,317,648	148,138

Eliminations	(719,301)	(489,955)	(5,892)

Total liabilities	19,418,844	18,898,142	227,278

Total Toyota Motor Corporation shareholders’ equity	10,359,723	10,332,371	124,262

Noncontrolling interest	570,720	587,653	7,067

Total shareholders’ equity	10,930,443	10,920,024	131,329

Total liabilities and shareholders’ equity	¥30,349,287	¥29,818,166	$358,607

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of income -

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2009	2010	2011	2011
Non-Financial Services Businesses
Net revenues	¥19,182,161	¥17,732,143	¥17,826,986	$214,395

Costs and expenses
Cost of revenues	17,470,791	15,973,442	15,986,741	192,264
Selling, general and administrative	2,097,674	1,854,710	1,723,071	20,722

Total costs and expenses	19,568,465	17,828,152	17,709,812	212,986

Operating income (loss)	(386,304)	(96,009)	117,174	1,409

Other income (expense), net	(71,925)	144,625	88,840	1,069

Income (loss) before income taxes and equity in earnings of affiliated companies	(458,229)	48,616	206,014	2,478

Provision for income taxes	(10,152)	42,342	178,795	2,150
Equity in earnings of affiliated companies	53,226	109,944	214,229	2,576

Net income (loss)	(394,851)	116,218	241,448	2,904

Less: Net (income) loss attributable to the noncontrolling interest	26,282	(32,103)	(54,055)	(650)

Net income (loss) attributable to Toyota Motor Corporation- Non-Financial Services Businesses	(368,569)	84,115	187,393	2,254

Financial Services Businesses
Net revenues	1,377,548	1,245,407	1,192,205	14,338

Costs and expenses
Cost of revenues	994,191	716,997	636,374	7,653
Selling, general and administrative	455,304	281,483	197,551	2,376

Total costs and expenses	1,449,495	998,480	833,925	10,029

Operating income (loss)	(71,947)	246,927	358,280	4,309

Other income (expense), net	(30,233)	(3,923)	1,349	16

Income (loss) before income taxes and equity in earnings of affiliated companies	(102,180)	243,004	359,629	4,325

Provision for income taxes	(46,298)	50,362	134,094	1,613
Equity in earnings (losses) of affiliated companies	(10,502)	(64,536)	787	10

Net income (loss)	(66,384)	128,106	226,322	2,722

Less: Net income attributable to the noncontrolling interest	(2,004)	(2,653)	(3,251)	(39)

Net income (loss) attributable to Toyota Motor Corporation - Financial Services Businesses	(68,388)	125,453	223,071	2,683

Eliminations	20	(112)	(2,281)	(28)

Net income (loss) attributable to Toyota Motor Corporation	¥(436,937)	¥209,456	¥408,183	$4,909

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement of cash flows -

	Yen in millions			Yen in millions
	For the year ended March 31, 2009			For the year ended March 31, 2010
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities
Net income (loss)	¥(394,851)	¥(66,384)	¥(461,215)	¥116,218	¥128,106	¥244,212
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	1,105,233	389,937	1,495,170	1,065,749	348,820	1,414,569
Provision for doubtful accounts and credit losses	(1,663)	259,096	257,433	1,905	98,870	100,775
Pension and severance costs, less payments	(21,428)	470	(20,958)	55	1,199	1,254
Losses on disposal of fixed assets	68,546	136	68,682	46,661	276	46,937
Unrealized losses on available-for-sale securities, net	220,920	—	220,920	2,486	—	2,486
Deferred income taxes	(132,127)	(62,871)	(194,990)	(14,183)	39,759	25,537
Equity in (earnings) losses of affiliated companies	(53,226)	10,502	(42,724)	(109,944)	64,536	(45,408)
Changes in operating assets and liabilities, and other	(223,101)	186,234	154,587	733,338	133,275	768,168

Net cash provided by operating activities	568,303	717,120	1,476,905	1,842,285	814,841	2,558,530

Cash flows from investing activities
Additions to finance receivables	—	(14,230,272)	(8,612,111)	—	(13,492,119)	(7,806,201)
Collection of and proceeds from sales of finance receivables	—	13,959,045	8,155,094	—	13,107,531	7,517,968
Additions to fixed assets excluding equipment leased to others	(1,358,518)	(6,064)	(1,364,582)	(599,154)	(5,382)	(604,536)
Additions to equipment leased to others	(82,411)	(877,904)	(960,315)	(64,345)	(768,720)	(833,065)
Proceeds from sales of fixed assets excluding equipment leased to others	41,285	6,101	47,386	46,070	6,403	52,473
Proceeds from sales of equipment leased to others	55,896	472,853	528,749	36,668	428,424	465,092
Purchases of marketable securities and security investments	(418,342)	(217,688)	(636,030)	(2,310,912)	(101,270)	(2,412,182)
Proceeds from sales of and maturity of marketable securities and security investments	1,295,561	180,316	1,475,877	1,012,781	95,960	1,108,741
Payment for additional investments in affiliated companies, net of cash acquired	(45)	—	(45)	(1,020)	—	(1,020)
Changes in investments and other assets, and other	129,834	(2,091)	135,757	(259,089)	102,497	(337,454)

Net cash used in investing activities	(336,740)	(715,704)	(1,230,220)	(2,139,001)	(626,676)	(2,850,184)

Cash flows from financing activities
Proceeds from issuance of long-term debt	545,981	3,030,029	3,506,990	492,300	2,733,465	3,178,310
Payments of long-term debt	(150,097)	(2,580,637)	(2,704,078)	(77,033)	(2,926,308)	(2,938,202)
Increase (decrease) in short-term borrowings	138,387	239,462	406,507	(249,238)	(251,544)	(335,363)
Dividends paid	(439,991)	—	(439,991)	(172,476)	—	(172,476)
Purchase of common stock, and other	(70,587)	—	(70,587)	(10,251)	—	(10,251)

Net cash provided by (used in) financing activities	23,693	688,854	698,841	(16,698)	(444,387)	(277,982)

Effect of exchange rate changes on cash and cash equivalents	(80,214)	(49,579)	(129,793)	4,092	(12,990)	(8,898)

Net increase (decrease) in cash and cash equivalents	175,042	640,691	815,733	(309,322)	(269,212)	(578,534)
Cash and cash equivalents at beginning of year	1,473,101	155,446	1,628,547	1,648,143	796,137	2,444,280

Cash and cash equivalents at end of year	¥1,648,143	¥796,137	¥2,444,280	¥1,338,821	¥526,925	¥1,865,746

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions			U.S. dollars in millions
	For the year ended March 31, 2011			For the year ended March 31, 2011
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities
Net income	¥241,448	¥226,322	¥465,485	$2,904	$2,722	$5,598
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	844,708	330,865	1,175,573	10,159	3,979	14,138
Provision for doubtful accounts and credit losses	1,806	2,334	4,140	22	28	50
Pension and severance costs, less payments	(24,867)	1,453	(23,414)	(299)	17	(282)
Losses on disposal of fixed assets	36,076	138	36,214	434	2	436
Unrealized losses on available-for-sale securities, net	7,915	—	7,915	95	—	95
Deferred income taxes	(17,258)	103,035	85,710	(208)	1,239	1,031
Equity in earnings of affiliated companies	(214,229)	(787)	(215,016)	(2,576)	(10)	(2,586)
Changes in operating assets and liabilities, and other	591,378	(106,416)	487,402	7,112	(1,279)	5,862

Net cash provided by operating activities	1,466,977	556,944	2,024,009	17,643	6,698	24,342

Cash flows from investing activities
Additions to finance receivables	—	(14,323,261)	(8,438,785)	—	(172,258)	(101,488)
Collection of and proceeds from sales of finance receivables	—	13,887,751	8,003,940	—	167,020	96,259
Additions to fixed assets excluding equipment leased to others	(621,302)	(8,024)	(629,326)	(7,472)	(97)	(7,569)
Additions to equipment leased to others	(78,559)	(983,306)	(1,061,865)	(945)	(11,825)	(12,770)
Proceeds from sales of fixed assets excluding equipment leased to others	50,742	600	51,342	611	7	618
Proceeds from sales of equipment leased to others	17,700	468,995	486,695	213	5,640	5,853
Purchases of marketable securities and security investments	(4,063,499)	(358,308)	(4,421,807)	(48,870)	(4,309)	(53,179)
Proceeds from sales of and maturity of marketable securities and security investments	3,423,618	292,538	3,716,156	41,174	3,518	44,692
Payment for additional investments in affiliated companies, net of cash acquired	(299)	—	(299)	(4)	—	(4)
Changes in investments and other assets, and other	394,479	18,303	177,605	4,744	221	2,136

Net cash used in investing activities	(877,120)	(1,004,712)	(2,116,344)	(10,549)	(12,083)	(25,452)

Cash flows from financing activities
Proceeds from issuance of long-term debt	15,318	2,934,588	2,931,436	184	35,293	35,255
Payments of long-term debt	(309,862)	(2,306,139)	(2,489,632)	(3,727)	(27,735)	(29,942)
Increase (decrease) in short-term borrowings	(86,884)	122,619	162,260	(1,045)	1,475	1,951
Dividends paid	(141,120)	—	(141,120)	(1,697)	—	(1,697)
Purchase of common stock, and other	(28,617)	—	(28,617)	(344)	—	(344)

Net cash provided by (used in) financing activities	(551,165)	751,068	434,327	(6,629)	9,033	5,223

Effect of exchange rate changes on cash and cash equivalents	(76,960)	(50,069)	(127,029)	(926)	(602)	(1,528)

Net increase (decrease) in cash and cash equivalents	(38,268)	253,231	214,963	(461)	3,046	2,585
Cash and cash equivalents at beginning of year	1,338,821	526,925	1,865,746	16,102	6,337	22,439

Cash and cash equivalents at end of year	¥1,300,553	¥780,156	¥2,080,709	$15,641	$9,383	$25,024

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Per share amounts:

Reconciliations of the differences between basic and diluted net income (loss) attributable to Toyota Motor Corporation per share for the years ended March 31, 2009, 2010 and 2011 are as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars in millions	U.S. dollars
	Net income (loss) attributable to Toyota Motor Corporation	Weighted- average shares	Net income (loss) attributable to Toyota Motor Corporation per share	Net income attributable to Toyota Motor Corporation	Net income attributable to Toyota Motor Corporation per share
For the year ended March 31, 2009
Basic net loss attributable to Toyota Motor Corporation per common share	¥(436,937)	3,140,417	¥(139.13)
Effect of dilutive securities
Assumed exercise of dilutive stock options	(0)	—

Diluted net loss attributable to Toyota Motor Corporation per common share	¥(436,937)	3,140,417	¥(139.13)

For the year ended March 31, 2010
Basic net income attributable to Toyota Motor Corporation per common share	¥209,456	3,135,986	¥66.79
Effect of dilutive securities
Assumed exercise of dilutive stock options	—	12

Diluted net income attributable to Toyota Motor Corporation per common share	¥209,456	3,135,998	¥66.79

For the year ended March 31, 2011
Basic net income attributable to Toyota Motor Corporation per common share	¥408,183	3,135,881	¥130.17	$4,909	$1.57
Effect of dilutive securities
Assumed exercise of dilutive stock options	(0)	34		(0)

Diluted net income attributable to Toyota Motor Corporation per common share	¥408,183	3,135,915	¥130.16	$4,909	$1.57

Assumed exercise of certain stock options was not included in the computation of diluted net loss attributable to Toyota Motor Corporation per share for the year ended March 31, 2009 because it had an antidilutive effect due to the net loss attributable to Toyota Motor Corporation for the period.

Certain stock options were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the years ended March 31, 2010 and 2011 because the options’ exercise prices were greater than the average market price per common share during the period.

In addition to the disclosure requirements under U.S.GAAP, Toyota discloses the information below in order to provide financial statement users with valuable information.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows Toyota Motor Corporation shareholders’ equity per share as of March 31, 2010 and 2011. Toyota Motor Corporation shareholders’ equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders’ equities’ amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of the corresponding period.

	Yen in millions	Thousands of shares	Yen	U.S. dollars in millions	U.S. dollars
	Toyota Motor Corporation Shareholders’ equity	Shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation Shareholders’ equity per share	Toyota Motor Corporation Shareholders’ equity	Toyota Motor Corporation Shareholders’ equity per share
As of March 31, 2010	¥10,359,723	3,135,995	¥3,303.49
As of March 31, 2011	10,332,371	3,135,699	3,295.08	$124,262	$39.63

26. Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities

Level 3:	Unobservable inputs for assets or liabilities
The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis at March 31, 2010 and 2011:

	Yen in millions
	March 31, 2010
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥677,442	¥69,702	¥—	¥747,144
Time deposits	—	173,500	—	173,500
Marketable securities and other securities investments
Government bonds	2,654,829	—	—	2,654,829
Common stocks	852,775	—	—	852,775
Other	37,296	370,933	13,134	421,363
Derivative financial instruments	—	349,556	19,437	368,993

Total	¥4,222,342	¥963,691	¥32,571	¥5,218,604

Liabilities
Derivative financial instruments	¥—	¥(259,184)	¥(13,545)	¥(272,729)

Total	¥—	¥(259,184)	¥(13,545)	¥(272,729)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥729,569	¥58,281	¥—	¥787,850
Time deposits	—	120,000	—	120,000
Marketable securities and other securities investments
Government bonds	3,127,170	—	—	3,127,170
Common stocks	960,229	—	—	960,229
Other	37,842	539,109	—	576,951
Derivative financial instruments	—	405,524	11,782	417,306

Total	¥4,854,810	¥1,122,914	¥11,782	¥5,989,506

Liabilities
Derivative financial instruments	¥—	¥(215,283)	¥(4,988)	¥(220,271)

Total	¥—	¥(215,283)	¥(4,988)	¥(220,271)

	U.S. dollars in millions
	March 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$8,774	$701	$—	$9,475
Time deposits	—	1,443	—	1,443
Marketable securities and other securities investments
Government bonds	37,609	—	—	37,609
Common stocks	11,548	—	—	11,548
Other	455	6,484	—	6,939
Derivative financial instruments	—	4,877	142	5,019

Total	$58,386	$13,505	$142	$72,033

Liabilities
Derivative financial instruments	$—	$(2,589)	$(60)	$(2,649)

Total	$—	$(2,589)	$(60)	$(2,649)

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumption:

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

Marketable securities and other securities investments -

Marketable securities and other securities investments include government bonds, common stocks and other investments. Government bonds include 76% of Japanese government bonds, and 24% of U.S. and European

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

government bonds as of March 31, 2010, and 77% of Japanese government bonds, and 23% of U.S. and European government bonds as of March 31, 2011. Listed stocks on the Japanese stock markets represent 88% and 86% of common stocks as of March 31, 2010 and 2011, respectively. Toyota uses quoted market prices for identical assets to measure fair value of these securities. “Other” includes primarily commercial paper. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. As of March 31, 2010, marketable securities and other securities investments classified as Level 3 primarily included retained interests in securitized financial receivables, which are measured at fair value using assumptions such as interest rate, loss severity and other factors.

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

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended March 31, 2009, 2010 and 2011:

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2011
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	¥13,134	¥5,892	¥19,026
Total gains (losses)
Included in earnings	433	31,338	31,771
Included in other comprehensive income	779	—	779
Purchases, issuances and settlements	(810)	(8,381)	(9,191)
Other	(13,536)	(22,055)	(35,591)

Balance at end of year	¥—	¥6,794	¥6,794

	U.S. dollars in millions
	For the year ended March 31, 2011
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	$158	$71	$229
Total gains (losses)
Included in earnings	5	377	382
Included in other comprehensive income	10	—	10
Purchases, issuances and settlements	(10)	(101)	(111)
Other	(163)	(265)	(428)

Balance at end of year	$—	$82	$82

In the reconciliation table above, derivative financial instruments are presented net of assets and liabilities. The other amount primarily includes the impact of currency translation adjustments for the years ended March 31, 2009 and 2010 and includes consolidated retained interests in securitized financial receivables of ¥(13,165) million ($(158) million), certain derivative financial instruments transferred into Level 2 due to be measured at observable inputs of ¥(21,413) million ($(258) million) and the impact of currency translation adjustments for the year ended March 31, 2011.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. During the years ended March 31, 2010 and 2011, Toyota measured certain finance receivables at fair value of ¥13,343 million and ¥15,893 million ($191 million) based on the collateral value, resulting in loss of ¥2,485 million and gain of ¥2,083 million ($25 million). This fair value measurement on a nonrecurring basis was classified as level 3.

During the year ended March 31, 2010, Toyota measured certain investment in affiliated company at fair value of ¥119,821 million based on the quoted market price resulting in impairment loss of ¥63,575 million. This fair value measurement on a nonrecurring basis was classified as level 1.

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

TOYOTA MOTOR CORPORATION

By:	/s/ TAKAHIKO IJICHI
Name:	Takahiko Ijichi
Title:	Director, Senior Managing Officer

Date: June 24, 2011