Form 20-F/A
period 2011-03-31
TOYOTA MOTOR CORP/
filed 2011-07-20
CIK 1094517

As filed with the Securities and Exchange Commission on July 20, 2011

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

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends the annual report on Form 20-F of Toyota Motor Corporation (“Toyota”) for the fiscal year ended March 31, 2011, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on June 24, 2011 (the “Form 20-F”). The sole purpose of this Form 20-F/A is to amend the Form 20-F to provide Interactive Data File disclosure as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T. The Interactive Data File disclosure attached as Exhibit 101 to this Form 20-F/A is the first Interactive Data File meeting the detailed tagging requirements under Rule 405 of Regulation S-T.

No other changes have been made to the Form 20-F. The Form 20-F, as amended by this Form 20-F/A, speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date of the Form 20-F, and does not modify or update in any way the disclosures made in the Form 20-F.

ITEM 19. EXHIBITS

Index to Exhibits

*1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)

*1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation)

1.3	Amended and Restated Regulations of the Board of Corporate Auditors of the Registrant (English translation) (incorporated by reference to Exhibit 3.3 to Toyota’s Registration Statement on Form F-3 filed with the SEC on November 7, 2006 (file no. 333-138469))

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation) (incorporated by reference to Exhibit 2.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009 filed with the SEC on June 24, 2009 (file no. 001-14948))

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York (predecessor of The Bank of New York Mellon), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 to Toyota’s Registration Statement on Form F-6, filed with the SEC on November 7, 2006 (file no. 333-138477))

2.3	Form of ADR (included in Exhibit 2.2)

*8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

*11.1	Code of Ethics of the Registrant applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation)

*12.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 302 of the Sarbanes-Oxley Act

*13.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 906 of the Sarbanes-Oxley Act

*15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ TAKAHIKO IJICHI
Name:	Takahiko Ijichi
Title:	Director, Senior Managing Officer

Date: July 20, 2011