Form 20-F
period 2012-03-31
TOYOTA MOTOR CORP/
filed 2012-06-25
CIK 1094517

As filed with the Securities and Exchange Commission on June 25, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-14948

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,166,809,753 Shares of Common Stock (including 81,289,063 Shares of Common Stock in the form of American Depositary Shares) as of March 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes  ☒    No  ☐

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

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥82.19 = $1.00. This was the approximate exchange rate in Japan on March 31, 2012.

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

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in forward-looking statements as a result of various factors. Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward-looking statements are identified in “Risk Factors” and elsewhere in this annual report, and include, among others:

(i) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales;

(ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates;

(iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, and interest rates fluctuations;

(iv) changes in funding environment in financial markets and increased competition in the financial services industry;

(v) Toyota’s ability to market and distribute effectively;

(vi) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;

(vii) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations;

(viii) political and economic instability in the markets in which Toyota operates;

(ix) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand;

(x) any damage to Toyota’s brand image;

(xi) Toyota’s reliance on various suppliers for the provision of supplies;

(xii) increases in prices of raw materials;

(xiii) Toyota’s reliance on various digital and information technologies; and

(xiv) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

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

	Year Ended March 31,
	2008	2009	2010	2011	2012	2012
	(in millions, except share and per share data)
Consolidated Statement of Income Data:
Automotive:
Revenues	¥24,177,306	¥18,564,723	¥17,197,428	¥17,337,320	¥16,994,546	$206,771
Operating income (loss)	2,171,905	(394,876)	(86,370)	85,973	21,683	264
Financial Services:
Revenues	1,498,354	1,377,548	1,245,407	1,192,205	1,100,324	13,388
Operating income (loss)	86,494	(71,947)	246,927	358,280	306,438	3,728
All Other:
Revenues	1,346,955	1,184,947	947,615	972,252	1,048,915	12,762
Operating income (loss)	33,080	9,913	(8,860)	35,242	42,062	512
Elimination of intersegment:
Revenues	(733,375)	(597,648)	(439,477)	(508,089)	(560,132)	(6,815)
Operating income (loss)	(21,104)	(4,101)	(4,181)	(11,216)	(14,556)	(177)
Total Company:
Revenues	26,289,240	20,529,570	18,950,973	18,993,688	18,583,653	226,106
Operating income (loss)	2,270,375	(461,011)	147,516	468,279	355,627	4,327
Income (loss) before income taxes and equity in earnings of affiliated companies	2,437,222	(560,381)	291,468	563,290	432,873	5,267
Net income (loss) attributable to Toyota Motor Corporation	1,717,879	(436,937)	209,456	408,183	283,559	3,450
Net income (loss) attributable to Toyota Motor Corporation per share:
Basic	540.65	(139.13)	66.79	130.17	90.21	1.10
Diluted	540.44	(139.13)	66.79	130.16	90.20	1.10
Shares used in computing net income (loss) attributable to Toyota Motor Corporation per share, basic (in thousands)	3,177,445	3,140,417	3,135,986	3,135,881	3,143,470	—
Shares used in computing net income (loss) attributable to Toyota Motor Corporation per share, diluted (in thousands)	3,178,662	3,140,417	3,135,998	3,135,915	3,143,470	—

	Year Ended March 31,
	2008	2009	2010	2011	2012	2012
	(in millions, except per share and numbers of vehicles sold data)
Consolidated Balance Sheet Data (end of period):
Total Assets:	¥32,458,320	¥29,062,037	¥30,349,287	¥29,818,166	¥30,650,965	$372,928
Short-term debt, including current portion of long-term debt	6,228,152	6,317,184	5,497,997	5,951,836	5,963,269	72,555
Long-term debt, less current portion	5,981,931	6,301,469	7,015,409	6,449,220	6,042,277	73,516
Toyota Motor Corporation shareholders’ equity	11,869,527	10,061,207	10,359,723	10,332,371	10,550,261	128,364
Common stock	397,050	397,050	397,050	397,050	397,050	4,831
Other Data:
Dividends per share	¥140.0	¥100.0	¥45.0	¥50.0	¥50.0	$0.61
Number of vehicles sold
Japan	2,188,389	1,944,823	2,162,418	1,913,117	2,070,799	—
North America	2,958,314	2,212,254	2,097,374	2,031,249	1,872,423	—
Europe	1,283,793	1,061,954	858,390	795,534	797,993	—
Asia	956,509	904,892	979,651	1,255,016	1,326,829	—
Other*	1,526,934	1,443,433	1,139,329	1,313,123	1,283,885	—

Worldwide total	8,913,939	7,567,356	7,237,162	7,308,039	7,351,929	—

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

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

	Cash Dividends per Share
Period Ended	Yen	U.S. dollars
September 30, 2007	65.0	0.65
March 31, 2008	75.0	0.75
September 30, 2008	65.0	0.61
March 31, 2009	35.0	0.35
September 30, 2009	20.0	0.22
March 31, 2010	25.0	0.26
September 30, 2010	20.0	0.24
March 31, 2011	30.0	0.36
September 30, 2011	20.0	0.25
March 31, 2012	30.0	0.36

The payment and the amount of any future dividends are dependent on the amount of Toyota’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Toyota deems the benefit of its shareholders as one of its priority management policies, and it is working to improve corporate structure towards the realization of sustainable growth in order to enhance its corporate value. Toyota will strive to continue to pay stable dividends while giving due consideration to factors such as business results for each term, investment plans and its cash reserves. In order to successfully compete in this highly competitive industry, Toyota plans to utilize its internal funds for the early commercialization of next-generation environment and safety technologies, giving priority to customer safety and reliability. Considering these factors, an annual dividend of 50 yen per share was paid for fiscal 2012, consisting of a year-end dividend of 30 yen per share and an interim dividend of 20 yen per share.

Toyota has decided, for the time being, to refrain from repurchasing its own shares in order to prioritize retention of cash reserves given the uncertain future of global financial condition. Since Toyota began repurchasing shares in fiscal 1997, the cumulative number of shares repurchased as of the end of March 2012 was 736.98 million shares at a total cost of ¥2,868.8 billion. The following table shows the approximate number of shares repurchased and the approximate cost of repurchase of those shares for each of the periods indicated:

	Year Ended March 31,
	2008	2009	2010	2011	2012
Number of shares repurchased	49 million	15 million	0	0	0
Amount paid	¥317 billion	¥73 billion	0	0	0

Toyota’s future share repurchases will be influenced by factors such as Toyota’s future earnings and financial position. For a further discussion of Toyota’s share repurchases, please see “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Exchange Rates

In parts of this annual report, yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translations was ¥82.19 = $1.00. This was the approximate exchange rate in Japan on March 31, 2012.

The following table sets forth information regarding the noon buying rates for Japanese yen in New York City as announced for customs purposes by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00 during the periods shown. At the end of May 2012, the noon buying rate was ¥78.29 = $1.00. The average exchange rate for the periods shown is the average of the month-end rates during the period.

Fiscal Year Ended or Ending March 31,	At End of Period	Average (of month-end rates)	High	Low
		(¥ per $1.00)
2008	99.85	113.61	124.09	96.88
2009	99.15	100.85	110.48	87.80
2010	93.40	92.49	100.71	86.12
2011	82.76	85.00	94.68	78.74
2012	82.41	78.86	85.26	75.72
2013 (through May 31, 2012)	78.29	79.05	82.62	78.29

Month Ended	High	Low
	(¥ per $1.00)
December 31, 2011	78.13	76.98
January 31, 2012	78.13	76.28
February 29, 2012	81.10	76.11
March 31, 2012	83.78	80.86
April 30, 2012	82.62	79.81
May 31, 2012	80.36	78.29

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

The Japanese economy has been negatively impacted by damage caused by the Great East Japan Earthquake, costs associated to rebuild the affected areas and interrupted infrastructure, including energy shortages as a result of suspended operations at nuclear power plants throughout Japan. The duration and impact on the Japanese economy are unclear. In addition, the nuclear power plants in Fukushima Prefecture are not yet fully under control and the resolution of the situation at these plants, including timing, remains unclear. Continuing radiation leakage and further aggravation of the nuclear power plants are possible. These various issues in connection with the Great East Japan Earthquake may cause significant and unforeseeable adverse effects on the Japanese economy, Toyota’s operations, and demand for Toyota’s products.

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

Each of the markets in which Toyota competes has been subject to considerable volatility in demand. Demand for vehicles depends to a large extent on social, political and economic conditions in a given market and the introduction of new vehicles and technologies. As Toyota’s revenues are derived from sales in markets worldwide, economic conditions in such markets are particularly important to Toyota. During fiscal 2012, in Japan, despite continuing harsh business conditions due to the impact of the Great East Japan Earthquake, the economic environment is gradually recovering as a result of various government policies aimed at economic revival following the disaster. In the United States, there has been a gradual recovery in economic conditions, but in Europe, the economic environment is at a standstill, due to the ongoing sovereign debt crisis, which has also slowed economic development in numerous emerging economies throughout the world. Toyota was adversely affected by changes in the market structures of each region with further shifts in consumer demand to compact and low-priced vehicles. Such weakness in demand for automobiles and changes in market structure is continuing, and it is unclear how this situation will transition in the future. Toyota’s financial condition and results of operations may be adversely affected if the weakness in demand for automobiles and changes in market structure continue or progress further. Demand may also be affected by factors directly impacting vehicle price or the cost of purchasing and operating vehicles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations (including tariffs, import regulation and other taxes). Volatility in demand may lead to lower vehicle unit sales, which may result in a further downward price pressure and adversely affect Toyota’s financial condition and results of operations.

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

In the highly competitive automotive industry, it is critical to maintain and develop a brand image. In order to maintain and develop a brand image, it is necessary to further increase customers’ confidence by providing safe, high-quality products that meet customer preferences and demand. If Toyota is unable to effectively maintain and develop its brand image as a result of its inability to provide safe, high-quality products or as a result of the failure to promptly implement safety measures such as recalls when necessary, vehicle unit sales and/or sale prices may decrease, and as a result revenues and profits may not increase as expected or may decrease, adversely affecting its financial condition and results of operations.

Toyota relies on suppliers for the provision of certain supplies including parts, components and raw materials.

Toyota purchases supplies including parts, components and raw materials from a number of external suppliers located around the world. For some supplies, Toyota relies on a single supplier or a limited number of suppliers, whose replacement with another supplier may be difficult. Inability to obtain supplies from a single or limited source supplier may result in difficulty obtaining supplies and may restrict Toyota’s ability to produce vehicles. Furthermore, even if Toyota were to rely on a large number of suppliers, first-tier suppliers with whom Toyota directly transacts may in turn rely on a single second-tier supplier or limited second-tier suppliers. Toyota’s ability to continue to obtain supplies from its suppliers in a timely and cost-effective manner is subject to a number of factors, some of which are not within Toyota’s control. These factors include the ability of Toyota’s suppliers to provide a continued source of supply, and Toyota’s ability to effectively compete and obtain competitive prices from suppliers. A loss of any single or limited source supplier or inability to obtain supplies from suppliers in a timely and cost-effective manner could lead to increased costs or delays or suspensions in Toyota’s production and deliveries, which could have an adverse effect on Toyota’s financial condition and results of operations.

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

Toyota’s operations and vehicles rely on various digital and information technologies.

Toyota depends on various information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information, including sensitive data, and to manage or support a variety of business processes and activities, including manufacturing, research and development, supply chain management, sales and accounting. In addition, Toyota’s vehicles may rely on various digital and information technologies, including information service and driving assistance functions. Despite security measures, Toyota’s digital and information technology networks and systems may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers, computer viruses, breaches due to unauthorized use, errors or malfeasance by employees and others who have or gain access to the networks and systems Toyota depends on, service failures or bankruptcy of third parties such as software development or cloud computing vendors, power shortages and outages, and utility failures or other catastrophic events like natural disasters. Such incidents could materially disrupt critical operations, disclose sensitive data, interfere with information services and driving assistance functions in Toyota’s vehicles, and/or give rise to legal claims or proceedings, liability or regulatory penalties under applicable laws, which could have an adverse effect on Toyota’s brand image and its financial condition and results of operations.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code of Japan and continues to exist under the Companies Act. Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd.). Toyota became a separate company on August 28, 1937. In 1982, the Toyota Motor Company and Toyota Motor Sales

merged into one company, the Toyota Motor Corporation of today. As of March 31, 2012, Toyota operated through 507 consolidated subsidiaries and 212 affiliated companies, of which 57 companies were accounted for through the equity method.

See “— Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures between April 1, 2009 and March 31, 2012 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota’s principal executive offices are located at 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota’s telephone number in Japan is +81-565-28-2121.

4.B BUSINESS OVERVIEW

Toyota primarily conducts business in the automotive industry. Toyota also conducts business in finance and other industries. Toyota sold 7,352 thousand vehicles in fiscal 2012 on a consolidated basis. Toyota had net revenues of ¥18,583.6 billion and net income attributable to Toyota Motor Corporation of ¥283.5 billion in fiscal 2012.

Toyota’s business segments are automotive operations, financial services operations and all other operations. The following table sets forth Toyota’s sales to external customers in each of its business segments for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2010	2011	2012
Automotive	¥17,187,308	¥17,322,753	¥16,964,378
Financial Services	1,226,244	1,173,168	1,071,737
All Other	537,421	497,767	547,538

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

	Yen in millions
	Year Ended March 31,
	2010	2011	2012
Japan	¥7,314,813	¥6,966,929	¥7,293,804
North America	5,583,228	5,327,809	4,644,348
Europe	2,082,671	1,920,416	1,917,408
Asia	2,431,648	3,138,112	3,116,849
Other*	1,538,613	1,640,422	1,611,244

*	“Other” consists of Central and South America, Oceania and Africa.

During fiscal 2012, 28.2% of Toyota’s automobile unit sales on a consolidated basis were in Japan, 25.5% were in North America, 10.8% were in Europe and 18.0% were in Asia. The remaining 17.5% of consolidated unit sales were in other markets.

The Japanese economy as a whole suffered significant damage as a result of the Great East Japan Earthquake that occurred on March 11, 2011, including the ensuing tsunami and nuclear incident in Fukushima Prefecture.

After the earthquake’s occurrence on March 11, 2011, Toyota temporarily suspended operations at its domestic and overseas factories due to damage to social infrastructure including energy supply, transportation systems, gas, water and communication systems caused by the earthquake, shortages of parts from suppliers, and damage sustained by some subsidiaries of Toyota in regions adjacent to the disaster zone. Toyota was able to achieve full normalization of production and begin its recovery from the disaster sooner than initially anticipated. Toyota is working to minimize the negative impact on production and company activities resulting from the disaster’s effect on infrastructure, including potential electricity shortages as a result of suspended operations at nuclear power plants throughout Japan.

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

Through the quality control approach described above, Toyota and its officers and employees will unite to do their best to make customer safety their first emphasis, ensure that thorough quality control is a constant element of their work, strengthen quality control infrastructure and cultivate customers’ trust. For further details concerning recalls and other safety measures, see “Operating and Financial Review and Prospects — Operating Results — Results of Operations — Fiscal 2012 Compared with Fiscal 2011 — Operating Costs and Expenses”.

The Worldwide Automotive Market

Toyota estimates that annual worldwide vehicle sales totaled approximately 78 million units in 2011.

Automobile sales are affected by a number of factors including:

•	social, political and economic conditions,

•	introduction of new vehicles and technologies, and

•	costs incurred by customers to purchase and operate automobiles.

These factors can cause consumer demand to vary substantially from year to year in different geographic markets and in individual categories of automobiles.

The global economy in fiscal 2012 recovered gradually, with recovery in the United States and strong growth in investment and consumption in the developing economies mainly in Asia, despite downward pressure stemming from the European sovereign debt crisis. The automotive industry was also impacted by this trend. In 2011, markets in developing countries continued to grow, despite the negative effects of the Great East Japan Earthquake and the floods in Thailand. In developed countries, while markets in the United States recovered, market strength in Japan was at lower levels than the previous year due to the impact of the Great East Japan Earthquake. European markets expanded overall, with strong recovery trends in Russia, despite fiscal austerity measures enacted to address the sovereign debt crisis in Europe, and sluggish market activity in southern European nations.

Toyota expects the automotive market to grow in the medium- to long-term driven principally by the growth in resource-rich markets and the emerging markets. Global competition is severe, as competition in compact and low-price vehicles intensifies, and technological development and development of new products become more frequent with a heightened global awareness of the environment.

In 2011, Europe, China, North America, Asia, Central and South America, and Japan were the world’s largest automotive markets. The share of each market across the globe, which we estimate based on the available automobile sales data in each country and region information, was 25% for Europe, 24% for China, 20% for North America (18% excluding Mexico and Puerto Rico), 10% for Asia, 8% for Central and South America, and 7% for Japan. In Europe, new vehicle sales remained at the same level as the previous year at approximately 19.9 million units. In China, new vehicle sales increased to approximately 18.8 million units. In North America, new vehicle sales increased to approximately 15.7 million units. In Asia (including India but excluding Japan and China), new vehicle unit sales increased to approximately 8.0 million units. In Central and South America, new vehicle sales increased to approximately 5.9 million units. In Japan, total new vehicle unit sales (including mini-vehicles) decreased to approximately 4.2 million units.

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

Since 2000, various transactions have promoted consolidation within the global automotive industry. There are various reasons behind these transactions including the need to respond to the excessive global capacity in the production of automobiles, the need to reduce costs and improve efficiency by increasing the number of automobiles produced using common vehicle platforms and by sharing research and development expenses for environmental and other technology, the desire to expand a company’s global presence through increased size and the desire to expand into particular segments or geographic markets. Recently these have included business alliances and investments between major manufacturers in Japan, the United States, and Europe.

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

With respect to the future business environment, it is expected that the economies of emerging countries, principally China and India, will continue to expand and the economies of developed countries, such as the United States, will continue to slowly recover. However, attention must be paid to risks such as an increase in crude oil prices and high unemployment rates continuing in Europe and the United States and the sovereign debt crisis in Europe. The Japanese economy is expected to recover against the background of positive factors such as the improvement of the overseas economy and the various policy measures by the government, but may be impacted by negative pressure from numerous factors such as the appreciation of the yen, which continues from the previous year, and electricity shortages which may occur due to the impact of the Great East Japan Earthquake resulting in suspended operations at nuclear power plants throughout Japan.

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

First, in product development, Toyota intends to make substantial improvements in design and perceived quality and to establish systems by which products launched in a certain region will be developed based on the customer needs of that region. For environmentally-friendly vehicles (“eco-cars”), Toyota will make efforts to expand its product line-up of hybrid vehicles and develop next-generation eco-cars such as plug-in hybrid vehicles, electric vehicles and fuel cell vehicles, along with the high-efficiency gasoline engine.

Second, as for “emerging markets” with strong promise for future growth, Toyota intends to reinforce core models for local production such as IMV and newly developed compact vehicles, while launching more hybrid vehicles. Through these efforts, Toyota will build a well-balanced business structure that impartially allocates resources to both developed countries and emerging countries.

(*) IMV is an abbreviation for Innovative International Multi-purpose Vehicle, which refers to sport-utility vehicles (“SUVs”), pickup trucks, and other multi-purpose vehicles that are produced overseas for markets worldwide.

Third, to quickly reflect feedback from customers around the world in Toyota’s research and development, production and sales operations, Toyota will build a structure where decisions can be made regionally, in areas closest to the customers.

Fourth, Toyota will further reinforce three basic functions: quality improvement, cost reduction, and human resource development.

Based on these efforts, Toyota will enrich the lives of its communities through manufacturing good automobiles that are accepted by customers and society. This will encourage more customers to purchase Toyota cars and thereby lead to the establishment of a stable business base. By perpetuating this good cycle, Toyota will aim to realize sustainable growth and enhance corporate value. Toyota will fulfill its social responsibilities by carrying out its Corporate Social Responsibility (“CSR”).

Automotive Operations

Toyota’s revenues from its automotive operations were ¥17.0 trillion in fiscal 2012, ¥17.3 trillion in fiscal 2011 and ¥17.2 trillion in fiscal 2010.

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

Hybrid Vehicles

The world’s first mass-produced hybrid car was Toyota’s Prius. It runs on an efficient combination of a gasoline engine and motor. This system allows the Prius to travel more efficiently than conventional engine vehicles of comparable size and performance. The hybrid design of the Prius also results in the output of 75% less emission than the maximum amount allowed by Japanese environmental regulations. Toyota views the Prius as the cornerstone of its emphasis on designing and producing eco-friendly automobiles. As of the end of March 2012, the total number of Toyota’s hybrid vehicles sold was 3.854 million units.

In May 2008, Toyota introduced the hybrid version of the Crown, which is the signature model of the Toyota brand, in Japan. In April 2009, the Lexus RX450h, which is the fully-remodeled Lexus RX400h, was successively introduced in Japan, North America and Europe. The Prius, of which 2.601 million units have been sold (as of the end of March 2012) since it was first introduced in 1997 and whose name has become synonymous with hybrid vehicles, underwent its second full model change in May 2009. The hybrid vehicles HS250h and SAI were introduced in July 2009 and December 2009, respectively. In December 2009, Toyota began leasing the Prius plug-in hybrid equipped with a lithium ion battery targeted at certain corporate users including electrical power companies. In January 2011, the Lexus hybrid vehicle CT200h was also introduced. Further, Toyota introduced the Prius a (Prius Alpha) wagon in May 2011 and is planning further ways to enhance the Prius series lineup. Furthermore, Toyota has strengthened its hybrid lineup by introducing hybrid versions of the Camry in September 2011, the Alphard and the Vellfire in November in 2011, the compact hybrid vehicle Aqua in December 2011, and in January 2012 the Prius plug-in hybrid and the fully remodeled GS450h. Toyota anticipates strong growth in the hybrid vehicles area and will continue to introduce new models.

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

Mini-Vehicles

Mini-vehicles are manufactured and sold by Daihatsu. Daihatsu manufactures mini-vehicles, passenger vehicles, commercial vehicles and auto parts. Mini-vehicles are passenger cars, vans or trucks with engine displacements of 660 cubic centimeters or less. Daihatsu sold approximately 600 thousand mini-vehicles and 182 thousand automobiles on a consolidated basis during fiscal 2012. Daihatsu’s largest market is Japan, which accounted for approximately 80% of Daihatsu’s unit sales during fiscal 2012. From 2011, Toyota began to sell some mini-vehicles manufactured by Daihatsu under the Toyota brand.

Mid-Size

Toyota’s mid-size models include the Camry, which has been the best selling passenger car in the United States for fourteen of the past fifteen calendar years (from 1997 to present) and also for the last ten consecutive years. The Camry was fully remodeled in August 2011. Camry sales in the United States for 2011 were approximately 308 thousand units (including Camry hybrids). In addition, Toyota’s other mid-size models include (i) the REIZ for the Chinese market, (ii) the Avensis, which was remodeled in November 2008 for the European market, and (iii) the Mark X, which was remodeled in October 2009 for the Japanese market.

Luxury & Large

In North America, Europe, Japan and other regions, Toyota’s luxury lineup consists primarily of vehicles sold under the Lexus brand name. Lexus passenger car models include the LS, the GS, the ES, the HS, the IS, the CT, and the LFA. Lexus models also include the LX, the GX, and the RX sold as luxury sport-utility vehicles in the United States. Toyota commenced sales of its luxury automobiles in Japan under the Lexus brand in August 2005. As of May 31, 2012, the Lexus brand lineup in Japan includes the LS, the GS, the HS, the IS, the CT, the RX, and the LFA. The Toyota brand’s full-size luxury car, the Crown, was remodeled in February 2008, and the Crown Majesta was remodeled in March 2009. Toyota also sells the Century limousine in Japan.

Sports and Specialty

In the United States Toyota sells the Scion tC, a sports model targeted at young drivers. In December 2010, Toyota introduced the LFA model under the Lexus brand as the high-performance sports model, and in April 2012, Toyota introduced the 86 (called Scion FR-S in the U.S.), a compact sports car with a front-mounted engine and rear-wheel drive.

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

Minivans and Cabwagons

Toyota offers several basic models for the global minivan market. Its largest minivan, the Alphard was remodeled in May 2008 in Japan at the same time that the Vellfire was introduced. In addition, the Corolla Verso was introduced in December 2008 in Europe, and the Wish was remodeled in April 2009 in Japan. Toyota’s other minivan models include, in Japan, the Hiace, the Regius Ace, the Estima, the Noah, the Voxy, the Sienta, the Isis and, in North America, the Sienna.

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

Product Development

New cars introduced in Japan during fiscal 2012 and thereafter include the Prius Alpha, Avensis, Prius plug-in hybrid Aqua, 86, Pixis Space, Pixis Van/Truck, and Pixis Epoch. Remodeled cars in Japan during fiscal 2012 and thereafter include the Dyna/Toyoace, Camry, Corolla Axio/Fielder, and GS. New vehicles developed during fiscal 2012 and thereafter and introduced outside of Japan include the Prius plug-in hybrid Prius c, Prius V, Scion FR-S, and Scion iQ introduced in the United States, and the Yaris HV, Prius plug-in hybrid Prius c, Prius V, GT86, and iQ introduced in Europe. Remodeled cars outside of Japan during fiscal 2012 and thereafter include the GS, Camry, and Yaris HB in the United States, and the GS, Camry, and Yaris HB in Europe.

In addition, the IMV product lineup based on the IMV project to optimize global manufacturing and supply systems is a lineup of strategic multipurpose vehicles produced from a single platform to meet market demand. The IMV product lineup includes, as of May 31, 2012, the Hilux, Fortuner, and Innova, one or all of which are available in all regions except for Japan.

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

	Year Ended March 31,
	2008		2009		2010		2011		2012
	Units	%	Units	%	Units	%	Units	%	Units	%
Market
Japan	2,188,389	24.6%	1,944,823	25.7%	2,162,418	29.9%	1,913,117	26.2%	2,070,799	28.2%
North America	2,958,314	33.2	2,212,254	29.2	2,097,374	29.0	2,031,249	27.8	1,872,423	25.5
Europe	1,283,793	14.4	1,061,954	14.0	858,390	11.9	795,534	10.9	797,993	10.8
Asia	956,509	10.7	904,892	12.0	979,651	13.5	1,255,016	17.2	1,326,829	18.0
Other*	1,526,934	17.1	1,443,433	19.1	1,139,329	15.7	1,313,123	17.9	1,283,885	17.5

Total	8,913,939	100.0%	7,567,356	100.0%	7,237,162	100.0%	7,308,039	100.0%	7,351,929	100.0%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

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

	(Thousands of Units)
	Fiscal Year Ended March 31,
	2008	2009	2010	2011	2012
Japan:
Total market sales (excluding mini-vehicles)	3,428	2,894	3,184	2,975	3,067
Toyota sales (retail basis, excluding mini-vehicles)	1,564	1,331	1,535	1,407	1,396
Toyota market share	45.6%	46.0%	48.2%	47.3%	45.5%

	(Thousands of Units)
	Calendar Year Ended December 31,
	2007	2008	2009	2010	2011
North America:
Total market sales	19,360	16,294	12,705	14,058	15,417
Toyota sales (retail basis)	2,923	2,537	2,053	2,008	1,880
Toyota market share	15.1%	15.6%	16.2%	14.3%	12.2%

Europe:
Total market sales	23,100	21,212	18,314	18,368	19,074
Toyota sales (retail basis)	1,261	1,141	905	808	820
Toyota market share	5.5%	5.3%	4.9%	4.4%	4.3%
Asia:
Total market sales	5,515	5,567	5,951	7,430	7,861
Toyota sales (retail basis)	779	809	779	991	1,055
Toyota market share	14.1%	14.5%	13.1%	13.3%	13.4%

Japan

Japan is one of the leading countries with respect to technological advancements and improvements and will continue to demonstrate such strength. Toyota strives to earn customer satisfaction by introducing products distinctive of Japan’s manufacturing ability such as value-added products including Lexus models, hybrid vehicles, vehicles with 3-seat rows and mini-vehicles. Although the Japanese economy was heavily negatively impacted in various ways by the Great East Japan Earthquake and the floods in Thailand, in fiscal 2012 the economy continued its slow recovery as production and consumption gradually improved. Toyota’s consolidated sales in the Japanese market in fiscal 2012 was 2,071 thousand units, a 158 thousand unit increase in comparison with the previous year. Toyota endeavors to secure and maintain its large share of and position atop the Japanese market. Toyota held a domestic market share (excluding mini-vehicles) on a retail basis of 48.2% in fiscal 2010, 47.3% in fiscal 2011, and 45.5% in fiscal 2012. Although there were production disruptions temporarily caused by the Great East Japan Earthquake and the floods in Thailand, Toyota maintained its large share of the Japanese market in fiscal 2012 through actively launching vehicles such as the Prius a (Prius Alpha) and Aqua, which were eligible for subsidies and tax breaks, etc. under government policies promoting eco-cars, and by supporting sales of Toyota’s existing models.

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

In January 2011, Central Motor Co., Ltd., Toyota’s subsidiary, began production at its Tohoku plant, implementing innovative production technology that realizes cost reductions. The Tohoku plant produces compact vehicles such as the Yaris sedan and the Corolla Axio. In addition, Kanto Auto Works, Ltd. became a wholly-owned subsidiary of Toyota in January 2012. Toyota plans to integrate Central Motor Co., Ltd., Kanto Auto Works, Ltd. and Toyota Motor Tohoku Corporation in July 2012, to establish Toyota Motor East Japan, Inc. as a new company. This integration is intended to enable Toyota Motor East Japan, Inc. to design, develop, and produce globally competitive compact cars, manufacture auto parts, and support Toyota’s overseas operations. Toyota has established three domestic production bases, which are Tokai, Kyushu, and Tohoku regions.

In January 2012, Toyota Auto Body Co., Ltd. became a wholly-owned subsidiary of Toyota. Going forward, Toyota Auto Body Co., Ltd. will primarily be responsible for integrating the planning, development, and production of minivans, commercial vehicles, SUVs, etc.

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

In Japan, there are five major domestic manufacturers, five specialized domestic producers and a growing volume of imports from major United States and European manufacturers. The prolonged economic slump in the Japanese economy has also shifted consumer preference towards more affordable automobiles such as compact and subcompact vehicles and towards utility vehicles such as mini-vans. For more than 40 years, Toyota has maintained its position as the largest automobile manufacturer in Japan. Every year since fiscal 1999, Toyota, excluding Daihatsu and Hino, has achieved a market share (excluding mini-vehicles) of over 40%, reflecting in part the success of the introduction of new models for subcompact and compact cars, mini-vans and sedans. In August 2005, Toyota launched the Lexus brand in Japan and achieved a record top market share of 24.8% in the luxury market in fiscal 2012. Toyota aims to further distinguish the Lexus brand by continuing to attract new and affluent customers including customers that typically had purchased imported vehicles.

North America

North American market, one of Toyota’s most significant markets, has struggled since the financial crisis beginning in 2008. Toyota has, restructured its production system and improved its product lineup. In addition, Toyota is actively working to promote increased local independence of operations in North America, in accordance with the Toyota Global Vision, announced in 2011.

North American market, with U.S. as its central point, is an important market segment with a wide product lineup (excluding large trucks and buses), representing approximately 26% of Toyota’s total global unit sales on a consolidated basis with 1,872 thousand vehicles sold in fiscal 2012, 87% of which are retail sales of Toyota vehicles in the United States. Currently, while the bestselling Camry model was fully remodeled in August 2011, due to the impact of shortages in parts and components resulting from the effects of the Great East Japan Earthquake and the floods in Thailand, sales figures for fiscal 2012 were 94% of those in the previous fiscal year. In 2011, Toyota brand vehicles accounted for approximately 88%, and Lexus brand for approximately 12%, of the vehicle unit sales in the United States.

Toyota commenced sales of the first-generation Prius hybrid model in North America in 2000. The Prius became Toyota’s best selling model behind the Corolla and Camry, having gained particular support among persons concerned for the environment. Toyota released the first hybrid model under the Lexus brand, the RX400h, and Highlander hybrid in 2005. Toyota began sales of the HS250h in 2009 and CT200h in 2011, both models under the Lexus brand. Further, Toyota continued expanding its hybrid models with the introduction of models such as the Prius V and Prius C.

Since introducing the LS and ES models under the premium brand model Lexus in the United States in 1989, Toyota has expanded its Lexus sales with models including the GS, IS and RX, etc. In 2011, Toyota introduced the compact hybrid vehicle CT200h, and unit sales reached 199 thousand units. In 2012, Toyota is planning to further increase sales by the introduction of the new GS and ES models.

Toyota is continuing to revise its production system in North America in order to flexibly respond to the substantially contracting sales market caused by the economic downturn brought by the financial crisis. In November 2008, due to a significant decline in demand for the Tundra, Toyota’s Texas plant was designated as the sole production facility for the Tundra, which was previously produced jointly by Toyota’s Indiana plant and Texas plant. Toyota’s Kentucky plant commenced production of the new Venza model in November 2008 and the Indiana plant began local production of the Highlander in October 2009. Toyota is currently making plans to increase production capacity in Indiana plant next year. Toyota plans to increase production capacity at its automatic transmission plant in West Virginia from 400 thousand units per year to 520 thousand units per year by the summer of 2013. The new Woodstock plant in Canada commenced production of the RAV4 by single shift operation in November 2008 and the Cambridge plant in Canada commenced production of the remodeled Lexus RX in January 2009. Due to an increase in demand, production of the RAV4 at the Woodstock plant changed to double shift operation beginning March 2010. Toyota currently plans to increase production capacity at the Woodstock plant from 150 thousand units per year to 200 thousand units per year during the first half of 2013, as well as to further expand local production of vehicles.

On the other hand, due to the termination of the NUMMI joint venture with GM in the middle of 2009, Toyota ceased placing orders for the Tacoma and Corolla with NUMMI and production was stopped at the NUMMI plant in April 2010. Equipment utilized in the production of the Tacoma model was transferred to the

Texas plant, where production of the Tacoma began in July 2010. The Corolla was produced and supplied by the Cambridge plant in Canada, and finished vehicles were exported into North America from the Takaoka plant and Kanto Auto Works, Ltd. in Japan. Starting October 2011, Toyota, instead of importing from Japan, has began production of the Corolla at its Mississippi plant.

As for Toyota’s vehicle development in North America, while the Toyota Technical Center spearheads the design, planning, and evaluation of vehicles and parts as to their ability to meet customer needs, Toyota is actively moving forward with plans to increase the number of staff present at the Center in order for it to function as an independent local entity, in aims that it will produce even better cars in the future.

Europe

While the outlook for the future remains unclear in light of the ongoing European sovereign debt crisis, Toyota has continued to build a basic infrastructure to meet local demand in design and production by introducing the new Yaris and by entering into a diesel engine supply agreement with BMW in the fall of 2011. In addition, Toyota is actively promoting the regionally centralized management model in Europe, in accordance with the Toyota Global Vision, announced in 2011.

In 2011, despite little recovery in Western Europe as a result of a cooling of consumer attitudes in Western Europe due to fiscal austerity measures in Southern European countries such as Italy and Portugal, European market performance exceeded the previous year’s levels, lead by favorable economic conditions in Russia and Eastern Europe, which were encouraged by rising oil prices.

Despite the negative impact of shortages of parts and components due to the Great East Japan Earthquake in March 2011 and little improvement in sales in Western Europe, the overall number of vehicles sold in 2011 exceeded the previous year’s figures for the first time in the past four years, at 822 thousand units, with large sales contributions from the introduction of the new Yaris in October, sales increases in Russian and Central-Eastern European markets. Toyota aims to further increase its market share with stabilized production and the introduction of additional new vehicle models in the future. Consolidated European sales of Toyota in fiscal 2012 was 798 thousand units, up 0.3% from fiscal 2011.

Toyota has in the past increased local production in response to sales growth, establishing Toyota Motor Manufacturing (UK) Ltd. (“TMUK”) in 1992, Toyota Motor Manufacturing Turkey Inc. in 1994 and Toyota Motor Manufacturing France S.A.S. in 2001 as supply factories to Europe. Further, in 2005, Toyota Peugeot Citroën Automobile was formed as a result of a joint venture with PSA Peugeot Citroën, allowing for the expansion of local production. However, in light of the current levels of demand in the United Kingdom, TMUK will limit its production to one production line at its Burnaston plant. TMUK will determine whether and when to reopen the second production line based on the direction of the market. Toyota began operation of a factory in 2007 at Toyota Motor Manufacturing Russia, as a foothold in the Russian market, where future growth is expected. Further, Toyota plans to commence contract assembly of SUVs by Sollers in Vladivostok at the end of 2012.

Toyota’s principal European markets are Germany, France, the United Kingdom, Italy, Spain and Russia. Toyota’s principal competitors in Europe are Volkswagen, Opel, Renault, Ford and Peugeot, as well as Korean manufacturers Hyundai and Kia, who have made significant expansions in the region.

Asia

In light of the importance of the Asian market that is expected to grow in the long term, Toyota aims to build an operational framework that is efficient and self-reliant as well as a predominant position in the automotive market in Asia. Operating income for Asia in fiscal 2012 decreased compared to fiscal 2011 due to the negative impact of the floods in Thailand. However, the recovery in production capacities, primarily in Thailand and Indonesia, led to an upturn in sales in the fourth quarter. Toyota has responded to increasing competition in Asia by making strategic investments in the market and developing relationships with local suppliers. Toyota believes that its existing local presence in the market provides it with an advantage over new entrants to the market and expects to be able to promptly respond to demand for vehicles in the region.

In this region, Toyota plans to further strengthen its business foundations by improving its product line-up, expanding local procurement, and increasing production capacities. For example, Toyota began producing IMV models (the Hilux, Fortuner and Innova) in Thailand, Indonesia, India, the Philippines and Malaysia in fiscal 2005 and in Vietnam in fiscal 2006. Furthermore, with increased production capacity, the Thailand plant now produces IMV models (the Hilux and Fortuner) for sale outside of Asia, including in Australia and in the Middle East, and has contributed greatly to the expansion of Toyota’s automotive business. Furthermore, Toyota Motor Thailand Co., Ltd., Toyota’s vehicle production base in Thailand, commenced production of the Camry hybrid in May 2009 and Prius in November 2011. Toyota also plans to start construction on its second new Gateway plant in the middle of 2013, which will increase production capacity by 70 thousand units, and will increase production capacity in Thailand to 760 thousand units. In India, Toyota has expanded its business by constructing a second plant with an annual production capacity of 70 thousand units, Toyota has also commenced production and sales of the Etios compact model designed specifically for the Indian market in December 2010. Toyota plans to further increase production capacity in India during 2012 and 2013. Toyota began exporting the gasoline-fueled model of the Etios to South Africa from India in April 2012. Toyota plans to construct a second plant in Karawang, Indonesia, at the beginning of 2013 in order to meet the diverse customer needs and the expanding market. In addition, in 2012 Toyota began production and sales of the Camry hybrid in Taiwan, to accommodate the spread of environmentally-friendly vehicles. In light of the Korea-USA FTA conclusion, moreover, Toyota has begun sales of the U.S. produced Camry in Korea since January 2012.

Consolidated Asian sales of Toyota vehicles in fiscal 2012 was 1,327 thousand units, up 5.7% from fiscal 2011. In 2011, Toyota had a market share in Asia of 13.4% and achieved annual retail unit sales of approximately 1,055 thousand vehicles. Increased sales in robust economics primarily in Thailand and Indonesia contributed to the growth in the Asian market.

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

In China, Toyota has been conducting joint ventures with two major partners. First, with respect to the joint venture with China FAW Group Corporation, since Toyota first launched the Vios through the joint venture in 2002, Toyota has been producing and selling nine car models in China, including the Land Cruiser Prado, Land Cruiser, Corolla, Crown, REIZ, Coaster, RAV4 and Prius. With regard to increasing production capacity, in May 2007, Toyota commenced production of the new Corolla on the second line of the Tianjin Teda plant, which has an annual production capacity of 200 thousand units, and commenced production of the RAV4 on the same line in March 2009. Toyota is currently constructing a new factory in Changchun, China, where Toyota began producing the Corolla in May 2012 with an annual production capacity of 100 thousand units. Guangzhou Toyota Motor Co., Ltd., a joint venture between Toyota and Guangzhou Automobile Group Co., Ltd., commenced production of the Camry in May 2006 with an annual production capacity of 100 thousand units on a single shift basis and, by late 2006, it expanded its annual production capacity to 200 thousand units on a double shift basis. In addition, it commenced production of the Yaris in May 2008, and the second Guangzhou line commenced production of the Highlander in May 2009 and the E’z in June 2011.

In China, vehicle sales increased 3% from 18.3 million in 2010 to 18.8 million in 2011. In this market, Toyota’s sales in 2011 were 880 thousand vehicles. In the locally produced passenger vehicle market (total of approximately 12 million units), Toyota’s sales were 800 thousand units, for a market share of 7%. In the 2011 market, favorable conditions in the less-than-1.6 liter market continued, and the SUV market expanded as a result of customers’ value diversification. Toyota increased the number of the Corolla and Corolla EX, which are Toyota’s main models under 1.6 liters, and the RAV4 and Highlander SUV models, which resulted in record high sales. As for Toyota’s distribution network, Toyota has been expanding the distribution network for locally produced vehicles in cooperation with Chinese joint venture partners under Tianjin FAW Toyota Motor Co., Ltd. and Guanqi Toyota Motor Co., Ltd., and for imported vehicles, Toyota has also been expanding primarily the Lexus brand sales network. Toyota plans to further increase sales by expanding the number of dealers and the product lineup for both locally produced and imported vehicles. In addition, as the market in China develops, Toyota plans to promote the so-called “Value Chain” businesses such as used cars, services, financing and insurance.

South and Central America, Oceania, Africa and the Middle East

Consolidated sales of Toyota vehicles in fiscal 2012 in South and Central America, Oceania, Africa and the Middle East (collectively, the “Four Regions”) was 1,284 thousand units, a decrease of 2.2% from fiscal 2011, on the backdrop of reduced production due to the effects of the Great East Japan Earthquake and the floods in Thailand. The core models in this region are global models such as the Corolla, IMV (the Hilux) and Camry, which are designed to satisfy regional demands, while keeping production costs down by using common platforms and core parts and components with vehicle models in other regions. Furthermore, with respect to production, Toyota Motor Corporation Australia Ltd., Toyota’s vehicle production base in Australia, commenced production of the Camry hybrid in the beginning of 2010. In addition, in order to increase production of IMV models, Toyota expanded the annual production capacity of its Argentina factory from 70 thousand units to 90 thousand units during the second half of 2011. In order to expand business in Brazil, Toyota constructed a new factory in Sorocaba with an annual production capacity of 70 thousand units, and plans to begin production and sales of the compact vehicles introduced to the Indian market in late 2012. Further, Toyota began local production of the Fortuner in Egypt in April 2012, and plans to sell 3 thousand units per year.

In these regions, which are expected to become increasingly important to Toyota’s business strategy, Toyota aims to develop new products which meet the specific demands of each region, increase production and further promote sales.

Toyota’s principal markets in the Four Regions are Brazil in South and Central America, Australia in Oceania, South Africa in Africa and Saudi Arabia in the Middle East.

Production

Toyota and its affiliates produce automobiles and related parts and components through more than 50 overseas manufacturing companies in 27 countries and regions besides Japan. Toyota’s major manufacturing facilities include plants in Japan, the United States, Canada, the United Kingdom, France, Turkey, Thailand, China, Taiwan, India, Indonesia, South Africa, Australia, Argentina, Brazil. Daihatsu brand vehicles are produced at 4 factories in Japan and 4 manufacturing companies in 4 other countries, including Indonesia and Malaysia. Hino brand vehicles are produced at 2 factories in Japan and 5 manufacturing companies in 5 countries, including Indonesia and Thailand. For a listing of Toyota’s principal production facilities, see “Information on the Company — Property, Plants and Equipment”.

In promoting a sustainable growth strategy, establishing a system capable of providing optimal supply of products in the global market is integral to Toyota’s strategy. In May 2010, Toyota announced its production strategy aimed at achieving an optimal supply system in the global market. For example, Toyota will increase its local production capacities to meet a wide range of growing customer demands in a timely manner in emerging countries such as China and India. On the other hand, in developed countries with mature markets, Toyota will reconsider production models to respond to changes in market demand and establish a flexible and efficient production system that can withstand currency fluctuations. In 2011, approximately 71% of Toyota vehicles sold in overseas markets were manufactured in overseas plants by Toyota and its unconsolidated affiliates. In 2011, approximately 67% of Toyota vehicles sold in North America were produced in North America. Of the vehicles sold in Europe in 2011, approximately 57% were produced in Europe. In fiscal 2012, Toyota produced on a consolidated basis approximately 3,940 thousand vehicles in Japan and approximately 3,495 thousand vehicles overseas, compared to approximately 3,721 thousand vehicles in Japan and approximately 3,448 thousand vehicles overseas in fiscal 2011.

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

	Year Ended March 31,
	2008	2009	2010	2011	2012
Units Produced	8,547,200	7,051,032	6,809,440	7,169,721	7,435,781

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

Jidoka is a production concept which involves immediate stop of work when problems arise in the production line in order to stop the production of defective items from being passed on to subsequent stages of the process, and therefore making quality assurance an inherent part of the production process. To achieve this, Toyota’s equipment is designed to detect and highlight abnormalities and to stop whenever abnormalities occur. Toyota also authorizes its machine operators and other members of its production team to stop production whenever they note anything suspicious. This helps Toyota to build quality into the production process by avoiding defects and preventing the waste that would result from producing a series of defective items.

Toyota believes that the Toyota Production System allows it to achieve mass-production efficiencies even in high-mix low-volume production. This belief gives Toyota the flexibility to respond to changing consumer demand without significantly increasing production costs. While the Toyota Production System remains the basis of Toyota’s automobile production, the system has been expanded for use in Toyota’s parts production, logistics and customer service activities as well.

Through the Toyota Production System, issues are identified and analyzed at the actual site, the entire production process is made visible, and production efficiency as well as product quality are improved through the application of measures to address the sources of problems. As one method to implement these measures, Toyota utilizes sophisticated information technologies to improve each step of its vehicle development process, from product planning to commencement of mass-production. These technologies are intended to enhance flexibility, simplification, quality, cost competitiveness, and speed. Specifically, detailed computer simulation of the assembly and test-run of a new vehicle or new vehicle production equipment or system is conducted before a prototype is made. An actual prototype is made only after defects and related issues have been identified and resolved by computer simulation, thereby minimizing the time required for rebuilding prototypes and significantly shortening the time required for production. Moreover, this system is used to prepare virtual factories and other visual aids in order to facilitate training and communication at overseas plants and enable the efficient transfer of necessary technology and skills.

In order to strengthen manufacturing and promote localization of overseas production, Toyota established the Global Production Center (“GPC”) in July 2003 as a development and training center for global human resources. The GPC is intended to introduce local managers to the Toyota methodology, allowing them to train their subordinates with the local management. GPC develops simple, easy-to-understand and efficient training systems for the development of explicit knowledge. One characteristic of the GPC is that managers and supervisors, new hires and experienced workers can all receive common skill training. GPC’s training system involves a pre-training phase where trainees learn basic skills and discover the skills that they must acquire through image training. This is followed by various steps, from basic skill training, elemental task training, to standard task training, which is a sure method of training. The fruits of this training method are reduced training time, higher levels of achievement and the efficiency of training. Since January 2006, Toyota has opened regional GPCs in North America, Europe and Asia. In each region, Toyota commenced courses where trainees from each department are trained by local trainers to become trainers themselves. Since its establishment, GPC (including regional GPCs) has trained approximately 41 thousand people in nine years.

With the aim of enhancing its competitive edge in “self-manufacturing”, Toyota, since 2001, has been developing and implementing the “simple and user-friendly operation systems & facilities that can be handled by anyone, anywhere”. Toyota is developing its innovative production system, facilities and processing technologies and is currently promoting it at a global level.

Distribution

Toyota’s automotive sales distribution network is the largest in Japan. As of March 31, 2012, this network consisted of 283 dealers employing approximately 34 thousand sales personnel and operating approximately 4.7 thousand sales and service outlets. Toyota owns 15 of these dealers and the remainder are independent.

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

Sales of Toyota vehicles in Japan are conducted through four sales channels — “Toyota”, “Toyopet”, “Corolla” and “Netz”. In addition, Toyota introduced the Lexus brand to the Japanese market in August 2005, and currently distributes the Lexus brand vehicles through a network of 170 sales outlets in order to enhance its competitiveness in the domestic luxury automobile market. The following table provides information for each channel as of March 31, 2012.

	Dealers
Channel	Toyota Owned	Independent	Total	Market Focus
Toyota	4	45	49	Luxury channel for Toyota brand vehicles
Toyopet	4	48	52	Leading channel for the medium market
Corolla	4	70	74	Volume retail channel centering on compact models
Netz	3	105	108	Sales channel targeting customers with new values for the 21st century

Brand			Sales Outlets	Market Focus
Lexus			170	Premium brand

Outside Japan, Toyota vehicles are sold through approximately 170 distributors in approximately 170 countries and regions. Through these distributors, Toyota maintains networks of dealers. The chart below shows the number of Toyota distributors as of March 31, 2012 by country and region:

Country/Region	Number of Countries	Number of Distributors
North America	3	5
Europe	36	30
China	1	4
Asia (excluding China)	17	12
Oceania	17	14
Middle East	17	16
Africa	53	45
Central and South America	31	42

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

•	implementing Ryohin-Renka Cost Innovation (“RR-CI”) activity, which aims at the elimination of waste in all processes from design to production while ensuring the reliability and safety of each part,

•	applying advanced information technologies to improve efficiency throughout the product development and production processes,

•	increasing the focus on global purchasing opportunities, standardization and modularization to optimize purchasing from suppliers,

•	streamlining production systems, and

•	improving the efficiency of domestic and international distribution.

Toyota is further improving production efficiency by installing more versatile equipment and systems, modifying vehicle body designs to allow for a greater variety of models on each production line and sharing more parts among vehicles, not simply among different models, but also among different platforms.

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

In April 2012, Toyota announced a new development framework, the Toyota New Global Architecture (“TNGA”), which reconciles sweeping advances in product appeal with cost reductions. The new framework aims for the development of new vehicle platforms that not only pursue the three fundamental vehicle functions of moving, turning and stopping, but also ideal engineering for occupants, such as driving position, and also freedom of design. These new platforms are to be shared across regions worldwide to efficiently develop cars with high basic-performance attributes. The TNGA provides for handling multiple models simultaneously in grouped development projects that will increase the sharing of parts and core vehicle components. This sharing, carried out in cooperation with suppliers, will result in lowered costs, thereby allowing developmental manpower and funds to be divided between R&D to meet consumer preferences and R&D to meet regional needs, resulting in further product improvement.

Enhancing Vehicle Functionality and Intelligent Transport Systems — Realizing a Smart Mobility Society

Toyota is striving to enhance vehicle functionality that will increase the attractiveness of vehicles and the excitement of driving. Toyota is also working in various ways to comprehensively realize enhanced transport systems that are aimed at transporting people and goods in a smooth and efficient manner and to build a safe transportation environment. ITS combines automotive technologies and information technologies in an effort to provide vehicle occupants with an array of information and enhanced safety features. Additionally technological innovations allow automobiles to function not just as a means of transport but also additional roles in people’s lives and society. Toyota will continue to face this challenging goal and aim to innovate technology that will realize an affluent lifestyle that offers people peace of mind in a smart mobility society where vehicles will manifest new kinds of value-added and attractive functions and features that is closely connect all aspects of human activity and life as a part of smart communities worldwide. Toyota aims to realize a Smart Mobility Society where people feel relief and excitement in every scene of their lives, by connecting vehicles, people and their communities with advanced Information Communication Technologies (“ICT”).

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

In addition to the above, Toyota also operates a Japanese-language website, GAZOO.com. The name “Gazoo” originates from the Japanese word gazo meaning images. Gazoo was established as a membership Internet service linking Toyota, its national dealer network and Gazoo members, and has provided information on new and used Toyota vehicles and related services as well as online shopping capabilities. Currently, in addition to information on Toyota vehicles, Gazoo provides information on automobile companies, while providing information through an enhanced blog on an automobile portal site where customers can experience the enjoyment that cars offer. Furthermore, Toyota is using new content such as GAZOO Racing and GAZOO Mura to further add to its content line-up. In October 2008, Toyota introduced the new Internet-based service GAZOO METAPOLIS, which is Toyota’s own virtual city using 3-D images, to inspire new interest in cars and propose new ways for people to enjoy their vehicles through the Internet. Toyota utilized its GAZOO technology to further expand its automobile information service by launching the G-BOOK telematics service in Japan in fall 2002 and G-Link, which is a service exclusive to Lexus, in August 2005. Toyota also offers a theft detection system, vehicle tracking service, operator support service as standard to enhance services aiming to provide safety, security and comfort for G-BOOK and G-Link users in their lifestyle using vehicles. With G-BOOK mX announced in April 2007, Toyota started offering services that allow drivers to use more convenient navigation systems such as “Map-on-Demand” — the world’s first technology for automatically updating map data. Also, Toyota has further strengthened its linkage between Gazoo and G-BOOK and has, for example, allowed map information searched on a blog on GAZOO.com to be used on G-BOOK, further maturing as a comprehensive telematics service. In Japan, Toyota is seeking to promote the use of the G-BOOK by equipping all Crown models with navigation systems with the G-BOOK and increasing the number of car navigation system models that are compatible with G-BOOK. Toyota has also licensed its G-BOOK technology to certain other competitors in Japan. Toyota is applying the technology and experience it has accumulated in Japan to regions outside Japan. G-BOOK services have been available in China since March

2009, and its unique telematics services in the United States was launched in August 2009. In addition, Toyota began offering the new G-BOOK software for smartphones starting from December 2010 in Japan, and began to offer the same service in Thailand starting March 2012.

In addition, in March 2004, Toyota launched its CRM (Customer Relationship Management) system called e-CRB (evolutionary Customer Relationship Building) in Thailand. e-CRB builds on a technology cultivated through the development of Gazoo and G-BOOK and offers its customers a variety of services such as providing information of new vehicles, accepting requests for brochures and estimates and notifying customers when it is time for maintenance by keeping track of the vehicle’s maintenance history and mileage. In addition, e-CRB offers an advanced operation system that can be utilized comprehensively at dealers including new and used cars and services. Toyota is currently promoting e-CRB in countries such as China, Thailand, Australia, India and Brazil where steady progress has been made as the service-in ratio has increased.

Also, Toyota introduced a system called Sales Logistics Integrated Management (“SLIM”) in Guangzhou, China. By utilizing real sales information and linking with production and distribution, Toyota is able to realize the Just-in-Time production system of producing and delivering only the number of vehicles that have been sold. SLIM has been recognized to significantly increase the freshness of inventory and improve cash flow.

In September 2010, Toyota announced its smart-grid initiatives, which are intended to demonstrate efficient energy use toward the realization of a low-carbon and energy-saving society. By utilizing technology cultivated through the Internet and telematics services mentioned above, Toyota developed the Toyota Smart Center (“TSC”) that optimally controls electricity and links EV (electric vehicles) and PHV (plug-in hybrid vehicles) with homes, and commenced in Rokkasho Village in Aomori, a demonstration project aimed to reduce overall CO2 emissions and users’ electricity costs. In addition, in April 2010, Toyota City was selected as a “Model Region for Next-Generation Energy Systems” by the Ministry of Economy, Trade and Industry. Toyota has since joined the “Toyota City Low-Carbon Society Verification Council (established in August 2010)”, and has conducted research on two themes: “Optimization of Energy Use in Homes and Transportation” and “Establishment of a System for Low-Carbon Emission Transportation in Commutation and Travel”. Combining the results of these studies, Toyota conducts experiments to optimize energy consumption across a broad range of lifestyle activities. Toyota will utilize the element technologies developed as a result of these experiments to implement in Japan and overseas energy systems that meet the needs of different environments and societies, and to play a role in the energy management to help spread the next generation eco-cars. In addition, in order to develop a global platform of the Toyota Smart Center, Toyota announced a partnership with Microsoft Corp. in April 2011 and a partnership with Salesforce.com in May 2011. As a first step Toyota began eConnect for PHV and “TOYOTA friend” services from January 2012. Toyota is implementing cooperative efforts to work with the new information technology and industry to establish a framework for Toyota Smart Center’s global implementation and to realize a mobility society in the future.

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

•

“Pre-collision System” is a system that perceives possibilities of a crash with obstacles or the car in front through a millimeter-wave radar sensor that can precisely detect objects even in bad weather conditions. If collision seems to be unavoidable, it proceeds to activate safety devices at an early stage to reduce any damage. Toyota is also developing an advanced system that recognizes unavoidable collisions at an earlier stage with a system using a front camera that better detects objects and a driver monitoring camera that detects facial orientation and the opening and closing of eyes.

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

•

“Intelligent Parking Assist” is the world’s first parking assistance system that enables the vehicle to be automatically steered by electric steering when backing into a parking spot or when parallel-parking. The driver presets the parking position on the display monitor. The system allows the driver to set the parking position more easily, reducing driver maneuvering by using a spatial cognition feature that detects the parking space through ultrasonic sensors.

•

“Blind Spot Monitor” is a system which aims to reduce accidents by alerting the driver to other vehicles in the driver’s blind spot diagonally behind the driver’s seat with sound and visual display in the side mirrors while changing lanes.

Enhancing Transport Systems.

Enhancing transport systems requires taking a general approach that addresses various factors across a wide scope that are pertinent not only to vehicles but also roads, people and public transport systems in order to ensure smooth and efficient movement of people and vehicles and to build a safe transportation environment. Recent advances in information technology and ITS are making it possible to develop various systems that used to be mere concepts, such as the VICS and the ETC (Electronic Toll Collection System), which are already standard in Japan, as well as the “Vehicle-Infrastructure Cooperative Systems that Support Safety Driving” that has begun to be partially implemented. The following are examples of transport systems enhancements.

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

•

In summer of 2011, Toyota introduced the products corresponding to the driving safety support system (“DSSS”) which the National Police Agency has started operating. In addition to traffic safety functions such as activating warnings of red traffic lights, the system is also planned to serve the function of contributing to environmentally-friendly driving by improving traffic flow.

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

Financial Services

Toyota’s financial services include loan programs and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value-added service. In July 2000, Toyota established a wholly-owned subsidiary, Toyota Financial Services Corporation (“TFSC”), to oversee the management of Toyota’s finance companies worldwide, through which Toyota aims to strengthen the overall competitiveness of its financial business, improve risk management and streamline decision-making processes. Toyota plans to expand its network of financial services, in accordance with its strategy of developing auto-related financing businesses in significant markets. Accordingly, Toyota currently operates financial services companies in 34 countries and regions, which support its automotive operations globally.

Toyota’s revenues from its financial services operations were ¥1,100.3 billion in fiscal 2012, ¥1,192.2 billion in fiscal 2011 and ¥1,245.4 billion in fiscal 2010. In fiscal 2011, the financial services operations were steady overall, as a result of expansions of demand in Asia and other emerging countries, an increase in exports from Japan and the effects of the economic stimulus measures in countries throughout the world. Also in fiscal 2012, the financial services operations were steady overall, as a result of timely joint sales promotions with dealers in various countries and regions, despite the harsh economic environment due to the negative impact of the Great East Japan Earthquake and the floods in Thailand. Toyota also maintained more than 30% of financing share in fiscal 2012, with the number of new financings also reaching a high level. Meanwhile, Toyota is making efforts to provide both its customers and dealers with stable financial services, by diversifying its funding mechanisms with ABCP (Asset Backed Commercial Paper) and ABS (Asset Backed Securities), in addition to mid- to long-term financings, primarily in commercial paper issuances, corporate bonds and bank borrowings. Additionally, in fiscal 2011, the percentage of credit losses improved by 0.31% from fiscal 2010 to 0.41%, as Toyota performed timely revisions to its lending standards and strengthened its collection management system. In fiscal 2012, Toyota continued to perform detailed credit appraisals and serve customers by monitoring bad debt and loan payment extensions, and the percentage of credit losses improved by 0.19% from fiscal 2011 to 0.22%. Additionally, operating income of Toyota’s financial service operations reached their second highest level to date with decreases in the percentages of credit and residual value losses to lower levels in comparison with previous years, as a result of the favorable impacts of external factors such as rising prices of used cars in the United States. Toyota continues to work towards improving its risk management measures in connection with credit and residual value risks.

Toyota Motor Credit Corporation is Toyota’s principal financial services subsidiary in the United States. Toyota also provides financial services in 33 other countries and regions through various financial services subsidiaries, including:

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

In May 2011, Toyota established Toyota Financial Services India Limited, a financial services company, in India.

Net finance receivables for all of Toyota’s dealer and customer financing operations were approximately ¥9.7 trillion as of March 31, 2012, representing an increase of approximately 0.2% as compared to the previous year. The majority of Toyota’s financial services are provided in North America. As of March 31, 2012, approximately 58.1% of Toyota’s finance receivables were derived from financing operations in North America, 12.0% from Japan, 10.3% from Europe, 7.1% from Asia and 12.5% from other areas.

Approximately 48% of Toyota’s unit sales in the United States during fiscal 2012 included a finance or lease arrangement with Toyota. Because the majority of Toyota’s financial services operations are related to the sale of Toyota vehicles, a decrease in vehicle unit sales may lead to a contraction of Toyota’s financial services operations.

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

The following table provides information for Toyota’s finance receivables and operating leases as of March 31, 2011 and 2012.

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Finance Receivables
Retail	¥7,128,453	¥7,248,793	$88,195
Finance leases	1,123,188	955,430	11,625
Wholesale and other dealer loans	1,990,557	2,033,954	24,747

	10,242,198	10,238,177	124,567

Deferred origination costs	104,391	105,533	1,284
Unearned income	(496,235)	(494,123)	(6,012)
Allowance for credit losses
Retail	(92,199)	(77,353)	(941)
Finance leases	(36,024)	(30,637)	(373)
Wholesale and other dealer loans	(28,580)	(24,238)	(295)

	(156,803)	(132,228)	(1,609)

Total finance receivables, net	9,693,551	9,717,359	118,230

Less – Current portion	(4,136,805)	(4,114,897)	(50,065)

Noncurrent finance receivables, net	¥5,556,746	¥5,602,462	$68,165

Operating Leases
Vehicles	¥2,404,032	¥2,487,721	$30,268
Equipment	87,914	87,632	1,066

	2,491,946	2,575,353	31,334

Less – Accumulated depreciation	(651,443)	(667,406)	(8,120)
Less – Allowance for credit losses	(10,812)	(8,135)	(99)

Vehicles and equipment on operating leases, net	¥1,829,691	¥1,899,812	$23,115

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

Insurance

Toyota provides insurance services in the United States through Toyota Motor Credit Corporation’s wholly-owned subsidiary, Toyota Motor Insurance Services, Inc. (“TMIS”) and its wholly-owned insurance company subsidiaries. Their principal activities include marketing, underwriting and claims administration. TMIS also provides coverage related to vehicle service agreements and contractual liability agreements through Toyota dealers to customers. In addition, TMIS also provides coverage and related administrative services to affiliates of Toyota Motor Credit Corporation. Toyota dealers in Japan and in other countries and regions also engage in vehicle insurance sales.

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

Other Financial Services

Toyota Finance Corporation launched its credit card business in April 2001 and began issuing Lexus credit cards in 2005 when the Lexus brand was introduced in Japan. As of March 31, 2012, Toyota Finance Corporation has exceeded 10 million members with 10.9 million card holders (including Lexus credit card holders).

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

All Other Operations

In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive business activities. Net sales for these activities totaled ¥1,048.9 billion in fiscal 2012, ¥972.2 billion in fiscal 2011 and ¥947.6 billion in fiscal 2010. Sales to external customers of all other operations in fiscal 2012 represented 2.9% of Toyota’s net revenues for fiscal 2012. Substantially all of Toyota’s revenues from other operations were derived in Japan.

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

Information Technology

See “— Enhancing Vehicle Functionality and Intelligent Transport Systems” for a description of Toyota’s information technology.

Governmental Regulation, Environmental and Safety Standards

Toyota is subject to laws in various jurisdictions regulating the levels of pollutants generated by its plants. In addition, Toyota is subject to regulations relating to the emission levels, fuel economy, noise and safety of its products. Toyota has incurred significant costs in complying with these laws and regulations and expects to incur significant compliance costs in the future. Toyota’s management views leadership in environmental protection as an important competitive factor in the marketplace.

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

U.S. Federal Standards

The federal Clean Air Act directs the Environmental Protection Agency (“EPA”) to establish and enforce air quality standards, including emission control standards on passenger cars, light trucks and heavy-duty vehicles. The EPA decided in February 2000 to adopt more stringent vehicle emission and fuel economy standards applicable to passenger cars and light trucks produced in model years 2004 and beyond. In the standards adopted for model years 2004 and beyond, manufacturers must guarantee that their vehicles meet the requirements for ten years or 120 thousand miles, whichever occurs first. Manufacturers are not permitted to sell vehicles in the United States that do not meet the standards. In April 2007, EPA regulations that further restrict emissions from passenger cars and light trucks operating at cold temperatures became effective. The new emissions standards set by these regulations are being phased in between 2010 and 2013. Similar standards that further restrict emissions from heavy-duty vehicles operating at cold temperatures will be phased in from 2012 to 2015.

Furthermore, in April 2007 the U.S. Supreme Court ruled that the EPA has the authority to regulate automobile emissions of greenhouse gases. In response to this ruling, on April 1, 2010 the EPA and the federal National Highway Traffic Safety Administration (“NHTSA”) issued a joint final rule to reduce the emission of greenhouse gases from passenger cars, light-duty trucks and medium-duty passenger vehicles for model years 2012 through 2016. These vehicles are required to meet an estimated combined average emissions level of 250 grams of carbon dioxide per mile, equivalent to 35.5 miles per gallon if the requirements were met through fuel economy standards. The NHTSA also set Corporate Average Fuel Economy (“CAFE”) standards for passenger cars and light trucks that will require manufacturers of those vehicles to meet an estimated combined average fuel economy level of 34.1 miles per gallon in model year 2016. In addition, in December 2011, the EPA and the NHTSA issued a joint proposed rule to further reduce greenhouse gas emissions and improve fuel economy for passenger vehicles, light-duty trucks and medium-duty passenger vehicles for model years 2017 through 2025. In the proposed rule, these vehicles would be required to meet an estimated combined average emission level of 163 grams of carbon dioxide per mile in model year 2025, equivalent to 54.5 miles per gallon if these requirements were met through improvements in fuel economy standards. At the same time, the NHTSA also issued proposed CAFE standards for passenger vehicles and light trucks that would require manufacturers to meet an estimated combined average fuel economy level of 49.6 miles per gallon in model year 2025. A joint final rule is expected in 2012.

California Standards

Under the federal Clean Air Act, states are permitted to establish their own vehicle emission control standards if they receive a waiver from the EPA. As a result, the California Air Resources Board (“CARB”) established the “Low Emission Vehicle Program” and set emission standards for certain regulated pollutants that were phased in beginning in the 2004 model year. Under these standards most light trucks and passenger cars are required to meet the same emissions standards, which were stricter than the federal standards. As part of the original Low Emission Vehicle Program, the CARB also required that a specified percentage of a manufacturer’s passenger cars and light trucks sold in California for all model years 1998 and after be “zero-emission vehicles” (vehicles producing no emissions of regulated pollutants). The CARB subsequently eliminated the zero-emission vehicles mandate for model years before 2005, and decided to adopt a zero-emission vehicles requirement for model years 2005 and beyond. This zero-emission vehicles requirement also permitted certain advanced technology vehicles such as PHV (Plug-in Hybrid Vehicles), hybrid cars and alternative fuel vehicles that meet “partial zero-emission vehicles requirements” to be granted partial qualification as EV (Electronic Vehicles) or FCV (Fuel Cell Vehicle). Toyota’s battery-powered RAV4 EV compact sport-utility vehicle and the Toyota FCHV qualify as zero-emission vehicles. The current Prius plug-in hybrid, Prius model and the Camry Hybrid qualify as partial zero-emission vehicles under the zero-emission vehicles requirement adopted by the CARB. Toyota intends to continue to develop additional advanced technologies and alternative fuel technologies that will allow other vehicles using such technologies to qualify as zero-emission vehicles or partial-zero-emission vehicles.

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

In January 2012, the CARB approved a new emission control program for model years 2017 to 2025 called Advanced Clean Cars. The program covers greenhouse gas standards for cars and light trucks, reductions of smog-forming emissions, zero-emission vehicles regulations and clean fuels outlet regulations. The CARB is in the process of developing specific rules for the program.

Other States

The states of New York, Massachusetts, Connecticut, Maine, Maryland, New Jersey, New Mexico, Oregon, Pennsylvania, Rhode Island, Vermont, Washington, Delaware and Colorado have either adopted, or plan to adopt, regulations substantially similar to California’s zero-emission vehicles requirement and greenhouse gas emissions regulations.

Canadian Standards

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

European Standards

The European Union adopted a directive that establishes increasingly stringent emissions standards for passenger vehicles and light commercial vehicles in October 1998. Under this directive, the standards adopted beginning with year 2000 require manufacturers to recall any vehicles which fail to meet the standards for five years or 80 thousand kilometers, whichever occurs first. Toyota introduced vehicles complying with this directive in 1999. Under standards adopted in 2005, manufacturers are obligated to meet the more stringent standards for five years or 100 thousand kilometers, whichever occurs first. In 2007, the European Parliament adopted more stringent emission standards for passenger vehicles and light commercial vehicles. The effective dates for phasing in these stricter standards for passenger cars were September 2009 for Euro 5 and September 2014 for Euro 6. For light commercial vehicles, the effective dates are September 2010 for Euro 5 and September 2015 for Euro 6. Euro 5 provides for lower emission levels for gasoline and diesel powered vehicles and also extends the manufacturers’ responsibility for emission performance to 160 thousand kilometers. The primary focus of Euro 6 is to limit further emissions of diesel powered vehicles and bring them down to a level equivalent to gasoline powered vehicles.

Chinese Standards

Emissions regulations are being implemented throughout China pursuant to the Chinese National Standards (GB) of the Ministry of Environmental Protection of the People’s Republic of China, and the manufacture and sale of models not meeting these regulations are prohibited. As for passenger vehicles, pursuant to GB18352.3-2005, Level 3 Emissions Regulations (corresponding to Euro 3 standards) apply to new models after July 2007, and Level 4 Emissions Regulations (corresponding to Euro 4 standards) apply to new models after July 2010. New models after July 2008 are also required to be equipped with on-board diagnostics. As for diesel-powered commercial vehicles, pursuant to GB17691-2005, new Level 3 Emissions Regulations apply to models after January 2007, Level 4 Emissions Regulations apply to new models after January 2010, and Level 5 Emissions Regulations will apply to new models after July 2012. As for gasoline-powered commercial vehicles, pursuant to GB14762-2008, Level 3 Emissions Regulations apply to new models after July 2009, and Level 4

Emissions Regulations will apply to new models after July 2012. After the first day the regulation is implemented to a new model, all new models released during the following approximate one-year period are also subject to the regulation. In addition, in some areas such as Beijing, Shanghai, Guangzhou, and the Pearl River Delta region, the above mentioned regulations were implemented several years earlier by regional environmental preservation authorities with the authorization of the Chinese State Council. With respect to passenger vehicles, adoption procedures regarding the Level 5 Emissions Regulations corresponding to Euro 5 are currently in progress, in order to implement the regulations soon.

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

Standards of Other Countries

Countries other than Japan, the United States and Europe are also proactively introducing the emission regulations. Especially Eastern Europe, Taiwan and Hong Kong have followed the Europe’s lead and considered implementing emission regulations. And also, Australia and other countries in Asia have followed.

Vehicle Fuel Economy

Japanese Standards

The Law Concerning the Rational Use of Energy (the “Act”) requires automobile manufacturers to improve their vehicles to meet specified fuel economy standards. Fuel economy standards are established according to the types of vehicles specified below, and are required to be met by either fiscal 2011 (April 2010-March 2011) or fiscal 2016 (April 2015-March 2016). In addition, the introduction of new fuel economy standards which are required to be met by fiscal 2021 is under consideration.

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

In addition to the CAFE standards, there are multiple standards in the United States including the EPA’s emission regulations and the California standard. Automobile manufacturers had called for uniform standards, as they would need to comply with standards that varied by state if all standards became effective. On April 1, 2010 the EPA and the NHTSA issued a joint final rule to reduce the emission of greenhouse gases from passenger cars, light-duty trucks and medium-duty passenger vehicles for model years 2012 through 2016. These vehicles are required to meet an estimated combined average emissions level of 250 grams of carbon dioxide per mile, equivalent to 35.5 miles per gallon if the requirements were met through fuel economy standards. The NHTSA also set CAFE standards for passenger cars and light trucks that will require manufacturers of those vehicles to meet an estimated combined average fuel economy level of 34.1 miles per gallon in model year 2016. Furthermore, the EPA and NHTSA joint final rule allows the two agencies and California standards to act in a unified way, and creates a regulatory framework that makes compliance less burdensome for the manufacturers. In addition, in December 2011, the EPA and the NHTSA issued a joint proposed rule to further reduce greenhouse gas emissions and improve fuel economy for passenger vehicles, light-duty trucks and medium-duty passenger vehicles for model years 2017 through 2025. In the proposed rule, these vehicles would be required to meet an estimated combined average emission level of 163 grams of carbon dioxide per mile in model year 2025, equivalent to 54.5 miles per gallon if these requirements were met through improvements in fuel economy standards. At the same time, the NHTSA also issued proposed CAFE standards for passenger vehicles and light trucks that would require manufacturers to meet an estimated combined average fuel economy level of 49.6 miles per gallon in model year 2025. A joint final rule is expected in 2012. However, the standards of fuel economy are stringent, and Toyota strives to meet the fuel economy standards by further developing fuel-efficient technology, alternative fuel technology and other advanced technology.

In addition, the Energy Tax Act of 1978 imposes a “gas guzzler” tax on automobiles with a fuel economy rating below specified levels.

European Standards

The European Union has signed the Kyoto Protocol and agreed to reduce carbon dioxide emissions by 8% during the years 2008 to 2012, as measured from the 1990 base year. In early 1999, the European Commission and the European Automotive Manufacturers Association (“ACEA”) reached a voluntary agreement which establishes an average emissions target of 140 grams of carbon dioxide per kilometer for new cars sold in the European Union in 2008 (the voluntary agreement applied to the 15 states who were members of the European Union at that time). The Japan Automobile Manufacturers Association and the Korean Automobile Manufacturers Association have also reached a voluntary agreement, similar to that entered into by the European Commission, with the year 2009 as a target year.

In December 2008, the European Parliament approved a new regulation that establishes an average emission standard of 130 grams of carbon dioxide per kilometer by 2012 for passenger vehicles sold in member states, made effective in June 2009. The regulation will phase in gradually, initially requiring 65% of new cars to comply with the new standards in 2012 and increasing to 100% of new cars in 2015. As a result of the new regulations, different targets will apply to each manufacturer, based on their respective fleets of vehicles and weight. Penalties will apply to those manufacturers who fail to meet their targets from 2012, in amounts corresponding to the degree of shortfall. Manufacturers failing to meet their targets between 2012 and 2018 will incur penalties of between €5 and €95 per each gram of carbon dioxide per kilometer shortfall for each non-compliant vehicle, and such penalties will rise to €95 in 2019 and beyond. Furthermore, a medium- to long-term target of reducing emissions to 95 grams of carbon dioxide per kilometer by 2020 has also been proposed. This represents a remarkably ambitious target, even in comparison to other fuel efficiency requirements worldwide. Furthermore, in June 2011, a new carbon dioxide emission standard applicable to light commercial vehicles entered into force establishing an average emissions target of 175 grams of carbon dioxide per kilometer. This regulation has the same basic regulatory framework as passenger vehicles, raising the compliance rate from 70% in 2014 to 100% in 2017, and as a longer term objective, 147 grams of carbon dioxide per kilometer by 2020.

An increasing number of European Union member states are introducing vehicle tax laws based on carbon dioxide emission levels, pursuant to the directive issued by the European Commission in 2005. This trend is expected to continue, in accordance with the recent increases in environmental awareness.

Chinese Standards

Fuel consumption regulations are being implemented pursuant to the Chinese National Standards (“GB”), and the manufacture and sale of vehicle models not meeting these regulations are prohibited. As for passenger vehicles, pursuant to GB19578-2004, Level 1 Fuel Consumption Regulations apply to new models after July 2005, and Level 2 Fuel Consumption Regulations apply to new models after July 2006. As for small commercial vehicles, pursuant to GB20997-2007, Level 2 Fuel Consumption Regulations apply to new models after February 2008, Level 1 Fuel Consumption Regulations apply to all vehicles as of January 2009, and Level 1 Fuel Consumption Regulations apply to all models as of January 2011. Each of these regulations applies to all applicable models beginning one year after first applying to new models. These regulations determine the consumption standards that apply depending on the mass of the applicable vehicle, and sets forth a method for determining if each model has met the regulation. Standards to strengthen fuel consumption regulations from 2012 are currently being developed. In these Level 3 Fuel Consumption Regulations, substantial revisions to the regulation framework are planned, such as a change from regulations requiring each model to meet consumption standards to regulations requiring automobile manufacturers to meet standards of average consumption across models.

Standards of Other Countries

As momentum gathers to prevent global warming, other countries in addition to Japan, the United States, and Europe are moving to introduce fuel consumption regulations. In particular, Korea, Australia, Taiwan, India, Mexico, Canada, Vietnam and Brazil are actively considering the introduction of new fuel consumption regulations using the regulations of Japan, Europe and the United States as a base, and may implement them by approximately 2015. Toyota predicts that this trend will spread to other countries, and in the future many nations will consider new regulations related to fuel consumption and CO2.

Vehicle Safety

Japanese Standards

Standards requiring protection against electrocution will apply to hybrid vehicles and electric vehicles manufactured on and after July 2012. In addition, the technological standards established by the United Nations Economic Commission for Europe (“UNECE”), which are harmonized with Japanese passenger protection standards against electrocution, have been introduced. The standards will apply to new vehicle models manufactured on and after June 2014 and vehicles that continue to be manufactured on and after June 2016.

For the purpose of harmonizing with UNECE standards, electromagnetic compatibility standards will apply to vehicles manufactured on and after August 2016. The pedestrian leg protection standards will apply gradually to new type-designated vehicles manufactured on and after April 2013 and non-new type-designated vehicles manufactured on and after February 2018.

In addition, the rear underrun protection standards have been revised and will be applied to vehicles manufactured on and after July 2015, and preparations for the introduction of UNECE standards to tire pressure monitoring systems (“TPMS”) and electronic vehicle stability control (“EVSC”) for heavy vehicles are currently in progress.

Furthermore, in Japan, considerations regarding the standardization of brake override systems, the strengthening of anti-spinal injury measures, lithium-ion battery safety and anti-drunk driving measures are currently under consideration.

Collision damage mitigating braking system standards for cargo vehicles have been introduced and the system will be required gradually to be applied to new vehicle models manufactured on and after November 2014 and vehicles that continue to be manufactured on and after September 2017.

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

Toyota actively invests in technology development designed to increase the safety of its vehicles. Toyota is developing technologies to increase the availability of existing safety systems to all types of its vehicles. These technologies include supplemental restraint system (“SRS”) airbags, anti-lock braking systems, side airbags, curtain shield airbags, vehicle stability control and other safety features.

European Standards

In Europe, following the White Paper “European Transport Policy for 2010: Time to Decide” adopted in 2001, which targets halving the number of deaths caused by road accidents by 2010, various groups in different fields have conducted research and analyses.

As a next-generation policy, the “Traffic Safety Policy from 2011 to 2020” was newly adopted by the board of directors at the end of fiscal 2010. The policy aims to reduce fatalities from traffic accidents by half over the next 10 years, starting in 2010. Because the built-in effectiveness of the new technical system depends on users’ behavior, user instructions, training, and traffic law enforcement are crucial. However, with road safety systems, human error as well as inappropriate behavior needs to be corrected. Seven goals were established in order to consider the steps necessary to prevent and control the negative impact of human error, with a strong focus on vulnerable road users (pedestrians, cyclists, etc.). The topics to be discussed are speed limits for small commercial vehicles, installing alcohol interlocks for specific vehicles, the introduction and promotion of the newest technologies, such as ITS for road security, as well as road departure warnings, preventative rear-end collision warnings, a pedestrian detection system, the proliferation of emergency alarm systems (“eCall”), and the enhanced safety of motorcycles and EV.

Regarding the spread of eCall, the European Commission concluded that a legislative approach is effective as a result of the impact assessment by the Commission in 2011, and accordingly eCall is expected to become mandatory for light-duty passenger vehicles and light-duty commercial vehicles within the framework of “Whole Vehicle Type Approval”. However, in the event eCall becomes mandatory, it will be necessary at the same time to maintain infrastructures such as a communication bases in different countries, and Toyota anticipates standardizing of eCall depends on the status of such infrastructure maintenances in the future.

On the other hand, the European Commission and the ACEA have established CARS 21, a High Level Group that aims to strengthen the competitiveness of the European automotive industry, and examined the recommendations with the legal framework of a decade later in mind. The CARS 21 final report issued at the end of 2005 contains recommendations relating to the simplification of legislation and road safety, among other issues, and indicates a Ten Year Roadmap, and in February 2007, the European Commission issued a communication regarding the CARS 21 final report, in which concrete action plans for future legislation were announced, and much legislation had proceeded.

In October 2010, the newsletter regarding resumption of CARS 21 was issued in order to proceed with the realization of “2020 Strategy” by the European Commission that aims for high-level, sustainable and comprehensive growth, and the CARS 21 interim report was issued in 2011. A wide variety of proposals such as eCall, EV, HV, PHV, road safety and activities for conforming to United Nations regulatory standards are currently under discussion. The High Level Group is scheduled to convene in June 2012 along with the release of its final report. The final report is expected to contain a specific roadmap with respect to areas that need to be regulated in the future.

In 2009, based on the CARS 21 final report released in February 2007, the European Commission enacted a new regulation and established a simplified framework, repealing more than 50 existing European Commission directives and replacing them with a single regulation aimed at incorporating the United Nations standards. The new regulation also requires the adoption of advanced safety systems. The incorporation of the United Nations standards will commence in 2012, and as to new regulations on advanced safety systems, the European Commission plans to require new model cars from 2011 to have electronic stability control systems, to introduce regulations relating to low rolling resistance tires in 2013, to require tire pressure monitoring systems starting in 2012 and to require heavy vehicles to have advanced emergency braking systems and lane departure warning systems from 2013. All of the technical requirements for these advanced safety systems were discussed in the United Nations. The technical requirements for advanced emergency braking in medium-duty passenger vehicles will be under consideration.

From April 2009, the applicable scope for “Whole Vehicle Type Approval” was extended to cover all vehicle categories, and are being phased in over five years depending on vehicle category. Furthermore, revisions to this regulation have been ongoing, and the amendment took place in 2011 to clarify the categories (especially those for passenger and light-duty commercial vehicles). Through this amendment, the criteria for light-duty commercial vehicles was clarified, and there is a possibility that vehicles currently classified as light-duty commercial vehicles become classified as passenger vehicles. In addition, revisions to laws and regulations related to vehicle dimensions are currently under deliberation, and will clarify the definitions which will become the basis for vehicle bodies (as well as for vehicle fuel economy).

United Nations Standards

1958 Agreement: While originally based on the European standards, it is developing as an established international law, and Japan, Thailand and Malaysia as well as other countries outside the EU have become members after the amendment in 1995, and many other countries are expected to join in the future. The countries bound by the 1958 Agreement have incorporated the UNECE regulations into their own domestic policies (The EU and Japan have directly included the UNECE regulations into their domestic legislations). While automotive parts and vehicle systems are regulated by the UN standards, there are currently no regulations with respect to “Whole Vehicle Type Approval” such as those in Europe. Japan proposed legislation establishing “Whole Vehicle Type Approval” under the United Nations in 2016, and the matter is currently being deliberated by the United Nations. If IWVTA (International Whole Vehicle Type Approval) is established, integration of global registration procedures of automobiles and regulations governing the manufacture of automobiles, abolishment of the individual standards of each country, and simplification of registration procedures are expected.

1998 Agreement: As a US-led agreement, the 1998 agreement aims to harmonize technology regulations, and defines each law as a Global Technical Regulation (“GTR”). At present, there are 11 GTRs in total. And currently, numerous provisions are under discussion in order to include more regulations. The countries bound by the 1998 agreement are required to incorporate the GTRs into their domestic laws. The 1998 agreement includes China and India that were not a part of the 1958 agreement, therefore, the direction taken by the GTRs will influence also those countries.

Chinese Standards

Vehicle safety regulations in China were drafted with reference to the UNECE Regulations and cover the almost same matters as the UNECE Regulations. However, these laws also include unique provisions which take into account the distinctive characteristics of the Chinese market environment and the rules differ from the latest UNECE Regulations since they do not confirm to the UNECE amendment. As for future safety regulations, standards related to airbag technologies and electric vehicle collision safety equipment, are currently in planning.

Standards of Other Countries

Vehicle safety regulations in Canada are similar to those in the United States. Among the ASEAN countries, in 2006, Thailand and Malaysia acceded to the 1958 agreement of the United Nations and both countries plan to develop a legal system in order to incorporate UNECE Regulations into domestic laws. Vietnam, Indonesia and the Philippines will soon follow suit by acceding to the 1958 agreement, whereby ASEAN countries will be required to comply with the UNECE Regulations. Countries in South America and the Middle East have also adopted automobile safety regulations, with South America generally following standards set by the United Nations, or the United States, and the Middle East basing their domestic laws primarily on international regulations or legal standards.

Environmental Matters

Japanese Standards

Toyota’s automotive operations in Japan are subject to substantial environmental regulation under laws such as the Air Pollution Law, the Water Pollution Control Law, the Noise Regulation Law and the Vibration Control Law. Under these laws, if a business entity establishes or alters any facility that is regulated by these laws, the business entity is required to give prior notice to regulators, and if a business entity discharges, uses or stores substances that are environmental burdens or causes noise or vibration from such facility, the business entity is also required to comply with the applicable standards. Toyota is also subject to local regulations, which in some cases impose more stringent obligations than the Japanese central government requirements. Toyota has complied with these regulations. Under the Waste Disposal and Public Cleaning Law, producers of industrial waste must dispose of industrial waste in the manner prescribed in the Waste Disposal and Public Cleaning Law. Toyota has also complied with the Waste Disposal and Public Cleaning Law.

In February 2003, the Soil Contamination Countermeasures Law became effective in Japan. The Soil Contamination Countermeasures Law requires that land owners conduct contamination testing and submit a report at the time they cease to use hazardous substances, such as in connection with the sale of a former factory, or if there is a possibility of health hazards due to land contamination. If it is found that land contamination exceeds a certain level, the relevant prefectural authority designates the area considered to be contaminated and orders the land owner to take necessary measures. Toyota is suitably managing its land in accordance with the same law. In addition, the Law on Recycling of End-of-Life Vehicles was promulgated in July 2002. Under the Law on Recycling of End-of-Life Vehicles, vehicle manufacturers are required to take back and recycle specified materials (automotive shredder residues, air bags and fluorocarbons) of end-of-life vehicles and the provisions concerning such obligations of vehicle manufacturers became effective in January 2005. Toyota has coordinated with relevant parties to establish a vehicle take-back and recycle system throughout Japan. As a result, in fiscal 2012, Toyota achieved a recycling rate of 93% for automobile shredder residue (the legal requirement being 50%) and 94% for air bags (the legal requirement being 85%) and reached the targets set forth in this law.

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

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2012. The amount of estimated liability may change depending on the legislation that will be enacted and subject to other circumstances. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

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

The following table provides information for Toyota’s principal research and development facilities.

Facility	Principal Activity
Japan

Toyota Technical Center	Product planning, design, evaluation, development of prototypes

Tokyo Design Research & Laboratory	Research of advanced styling designs

Higashi-Fuji Technical Center	Advanced research and development

Shibetsu Proving Ground	Vehicle testing and evaluation

Tokyo Development Center	Advanced development of electronics

United States

Toyota Motor Engineering and Manufacturing North America, Inc.	North American production and product planning, upper body planning, evaluation

Calty Design Research, Inc.	Design

Toyota Research Institute of North America (“TRI-NA”)	Advanced research relating to “energy and environment”, “safety” and “mobility infrastructure”

Europe

Toyota Motor Europe NV/SA	Upper body planning for European production, advanced research

Toyota Europe Design Development S.A.R.L.	Design

Toyota Motorsport GmbH	Development of motor sports vehicles

Asia Pacific

Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Production, planning and evaluation of vehicles that are produced in Australia and Asia

Toyota Technical Center Asia Pacific Australia Pty, Ltd.	Production, planning and evaluation of vehicles that are produced in Australia and Asia

China

Toyota Motor Engineering and Manufacturing (China) Co., Ltd.	Research of new, low-energy vehicle technology, vehicle evaluation and quality assurance in China

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

Components and Parts, Raw Materials and Sources of Supply

Toyota purchases parts, components, raw materials, equipment and other supplies from multiple competing suppliers located around the world. Toyota works closely with its suppliers to pursue the most optimal purchasing possible. Toyota believes that this policy encourages technological innovation, cost reduction and other measures to strengthen its vehicle competitiveness. No single supplier accounted for more than 5% of Toyota’s consolidated purchases of raw materials, parts and equipment during fiscal 2012, except for Denso Corporation, an affiliate of Toyota, which supplied approximately 10% of Toyota’s purchases during fiscal 2012. Toyota plans to continue purchases based on the same principle and does not anticipate any difficulty in obtaining stable supplies in the foreseeable future.

Because Toyota had more than 50 overseas operations in 27 countries and regions as of March 31, 2012, procurement of parts and components is being carried out not only locally in the country of the production site but also from third countries, and the distribution network has become increasingly more complex. In order to realize timely and efficient distribution at the same time as keeping total costs at a minimum, Toyota is promoting efforts to optimize each stage of the supply-chain. To this end, Toyota has developed a standardized system of global distribution and is supporting the operation of the system at each production base. The use of the global distribution system aims at implementing parts procurement that meets changes in vehicle production in a timely manner. These varying efforts, combined together, have led to maximized customer satisfaction, as well as to building a good working relationship with Toyota’s suppliers.

Toyota has placed ongoing efforts into other methods for pursuing the commoditization of components and parts used in various vehicle models. This includes minimizing the differences between models and reducing the number of parts used for each model. Toyota uses a shared global database in order to purchase parts and materials from the most competitive suppliers among Toyota factories located in various areas worldwide. By doing so, Toyota aims to boost the efficiency of its sourcing from external suppliers. In addition, Toyota has been working on a cost reduction measure referred to as RR-CI activities. RR-CI activities aim to improve competitive power through thorough localization, sharing parts and components, and manufacturing reforms together with producing products matching customers’ needs in each region and vehicle category. Urgent VA (value analysis) Activities that began in fiscal 2008 implements cost reductions as part of a unified effort with suppliers for the various types of vehicles already on sale. Toyota has constantly been working on All-Toyota VA Activities since the beginning of fiscal 2010. In addition, Toyota has been working on sweeping advances in product appeal by sharing more parts and components, and cost reductions by activities related to the TNGA.

At present, the market prices of raw materials such as steel are falling compared to fiscal 2011, but the direction of prices through entire fiscal 2012 is still unforeseeable. Toyota is continually promoting cost reduction efforts, such as reducing the amount of raw materials it uses.

Toyota’s ability to continue to obtain supplies in an efficient manner is subject to a number of factors, some of which are not in Toyota’s control. These factors include the ability of its suppliers to provide a continued source of supplies and the effect on Toyota of competition by other users in obtaining the supplies.

Intellectual Property

Toyota holds numerous Japanese and foreign patents, trademarks, design patents and some utility model registrations. It also has a number of applications pending for Japanese and foreign patents. While Toyota considers all of its intellectual property to be important, it does not consider any one or group of patents, trademarks, design patents or utility model registrations to be so important that their expiration or termination would materially affect Toyota’s business.

Capital Expenditures and Divestitures

Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2009 and March 31, 2012, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in technology and products by Toyota Motor Corporation	¥493.0	Japan	Internal funds, financing from issuance of bonds, etc.

Investment primarily in technology and products by Hino Motors, Ltd.	66.9	Japan	Internal funds

Investment primarily in technology and products by Primearth EV Energy Co., Ltd.	54.2	Japan	Internal funds

Investment primarily in technology and products by Toyota Auto Body Co., Ltd.	43.8	Japan	Internal funds

Investment primarily in technology and products by Central Motor Co., Ltd.	37.4	Japan	Internal funds

Investment primarily in technology and products by Daihatsu Motor Co., Ltd.	35.0	Japan	Internal funds

Investment primarily in technology and products by Kanto Auto Works, Ltd.	28.4	Japan	Internal funds

Outside of Japan

Investment primarily to promote localization by Toyota Kirloskar Motor Private Ltd.	57.7	India	Internal funds

Investment primarily to promote localization by Toyota do Brasil Ltda.	53.5	Brazil	Internal funds

Investment primarily to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	49.4	United States	Internal funds

Investment primarily to promote localization by Toyota Motor Manufacturing, Indiana, Inc.	49.3	United States	Internal funds

Investment primarily to promote localization by Toyota Motor Corporation Australia Ltd.	46.1	Australia	Internal funds

Investment primarily to promote localization by Toyota Motor Manufacturing, Mississippi, Inc.	41.2	United States	Internal funds

Investment primarily to promote localization by Toyota Motor Thailand Co., Ltd.	40.0	Thailand	Internal funds

Investment primarily to promote localization by Toyota Motor Europe NV/SA	36.7	Belgium	Internal funds

Investment primarily to promote localization by P.T. Astra Daihatsu Motor	29.3	Indonesia	Internal funds

Investment primarily in leased automobiles by Toyota Motor Credit Corporation	2,298.9	United States	Internal funds, financing from issuance of bonds, etc.

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2012 and March 2013, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in manufacturing facilities by Toyota Motor Corporation	¥210.0	Japan	Internal funds, financing from issuance of bonds, etc.

Investment primarily in manufacturing facilities by Hino Motors, Ltd.	36.0	Japan	Internal funds

Investment primarily in manufacturing facilities by Daihatsu Motor Co., Ltd.	34.0	Japan	Internal funds

Outside of Japan

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing Canada Inc.	37.1	Canada	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Thailand Co., Ltd.	35.5	Thailand	Internal funds

Investment primarily in manufacturing facilities by P.T. Toyota Motor Manufacturing Indonesia	23.2	Indonesia	Internal funds

Set forth below is additional information with respect to Toyota’s material plans to construct, expand or improve its facilities, presented on a “by facility” basis.

Tohoku Region Plant. In April 2008, Toyota decided to build an engine plant in Kurokawa, Miyagi Prefecture, Japan. However, while the commencement of production at this plant, which was initially expected to occur at the end of 2010, was postponed, in July 2011, Toyota decided to task Toyota Motor Tohoku Corporation (“Toyota Tohoku”) with commencing assembly of small-size engines at the end of 2012. Toyota Tohoku will be merged with Kanto Auto Works, Ltd. and Central Motor Co.,Ltd. into Toyota Motor East Japan, Inc. in July 2012.

Sorocaba Plant. In August 2010, Toyota decided to construct a vehicle plant in Sorocaba, Brazil. This plant is expected to produce the Etios small vehicle introduced in India with an annual production capacity of 70 thousand units. The plant is expected to commence production in late 2012.

Karawang No. 2 Plant. In November 2011, Toyota decided to establish a vehicle plant in Karawang, West Java, Indonesia. Production at the facility is scheduled to begin at the beginning of 2013, and production capacity at the time of launch of the plant is expected to be 70 thousand units, which will increase to 120 thousand units by 2014. The plant is also expected to produce new vehicles that meet market demand.

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

Seasonality

Toyota has historically experienced slight seasonal fluctuations in unit sales. For each of the past three fiscal years, Toyota’s unit sales levels have been highest in March of each year, with approximately 10% to 12% of annual unit sales generated during that month, and for each of the remaining months, its unit sales have generated approximately 6% to 9% of its annual unit sales.

Legal Proceedings

Product Recalls

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe and China certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system (“ABS”) in certain vehicle models including the Prius. Set forth below is a description of various claims, lawsuits and government investigations involving Toyota in the United States relating to these recalls and other safety measures.

Class Action and Consolidated Litigation

There are approximately 200 putative class actions that have been filed since November 2009 alleging that certain Toyota, Lexus and Scion vehicles contain defects that lead to unintended acceleration. Many of the putative class actions allege that malfunctions involving the floor mats and accelerator pedals do not cover the full scope of possible defects related to unintended acceleration. Rather, they allege that Electronic Throttle Control System-intelligent (“ETCS-i”) is the true cause and that Toyota has failed to inform consumers despite its awareness of the problem. In general, these cases seek recovery for the alleged diminution in value of the vehicles, injunctive and other relief. In April 2010, the approximately 190 federal cases were consolidated for pretrial proceedings into a single multi-district litigation in the United States District Court for the Central District of California. In addition, of more than 300 individual product liability personal injury cases relating to unintended acceleration pending against Toyota, the federal cases have been consolidated into the multi-district litigation. This consolidated federal action has included document production, depositions and various motions. The remaining individual product liability personal injury cases relating to unintended acceleration remain pending in various state courts in the United States. Additionally, there were approximately 10 putative class actions in various state courts, including California. All cases except the California case have been consolidated into the multi-district litigation. The claims are similar to the class actions in federal court. One of the putative California class actions was filed by the Orange County District Attorney and, among other things, seeks statutory penalties alleging that Toyota sold and marketed defective vehicles and that consumers have been harmed as a result of diminution in value of their vehicles.

Beginning in February 2010, Toyota has also been sued in approximately 20 putative class actions alleging defects in the antilock braking systems in various hybrid vehicles that cause the vehicles to fail to stop in a timely manner when driving in certain road conditions. The plaintiffs seek an order requiring Toyota to repair the vehicles and claim that all owners and lessees of vehicles, including those for which recalls have been implemented, should be compensated for the defects related to the antilock braking systems. These cases have been consolidated into 2 actions, one in federal court in the United States District Court for the Central District of California and one in state court in the Los Angeles County Superior Court.

From February through March 2010, Toyota was sued in 6 putative shareholder class actions on behalf of investors in Toyota American Depositary Receipts (“ADRs”) and common stock. The cases have been consolidated into a single action in the United States District Court for the Central District of California, and a lead plaintiff has been appointed. The consolidated complaint, filed October 4, 2010, alleges violations of the Securities Exchange Act of 1934 and Japan’s Financial Instruments and Exchange Act on the basis that defendants made statements that were false or misleading in that they failed to disclose problems with, or the causes of, unintended acceleration in a number of vehicle models. The plaintiffs seek monetary damages in an amount to be proven at trial, interest and attorneys’ fees and costs. The judge dismissed with prejudice the claims based on Japan’s Financial Instruments and Exchange Act. The lead plaintiff has moved for certification of a class of purchasers of Toyota’s ADRs from April 7, 2008 through February 2, 2010. A hearing on the motion is currently set for July 23, 2012.

Toyota believes that it has meritorious defenses to all of these cases and claims, and will vigorously defend against them.

Government Investigations

In February 2010, Toyota received a subpoena from the U.S. Attorney for the Southern District of New York and a voluntary request and subpoena from the SEC. The subpoenas and the voluntary request primarily seek documents related to unintended acceleration and certain financial records. This is a coordinated investigation and has included interviews of Toyota and non-Toyota witnesses, as well as production of documents. In June 2010, Toyota received a second voluntary request and subpoena from the SEC and a subpoena from the U.S. Attorney for the Southern District of New York. The subpoenas and the voluntary request primarily seek production of documents related to the recalls of the steering relay rod.

In February 2012, the NHTSA initiated a preliminary investigation of a potentially faulty power window master switch in the driver-side doors in model year 2007 Camry and RAV4 vehicles. In June 2012, the NHTSA upgraded the preliminary investigation to an engineering analysis and expanded the scope to include model year 2007 through 2009 Camry, Camry hybrid, RAV4 and Yaris as well as model year 2008 Highlander hybrid.

Toyota has also received subpoenas and formal and informal requests from various states’ attorneys general, including the Executive Committee for a group of 30 states’ plus one territory’s attorney general, and certain local governmental agencies regarding various recalls, the facts underlying its recent recalls and customer handling related to those recalls.

Toyota is cooperating with the government agencies in their investigations, which are on-going.

The recalls and other safety measures described above have led to a number of claims, lawsuits and government investigations against Toyota in the United States as set forth in the preceding paragraphs. Amounts accrued as of March 31, 2012 related to these legal proceedings and governmental investigations are not material to Toyota’s financial position, results of operations or cash flow. Beyond the amounts accrued, Toyota is unable to estimate a range of reasonably possible loss, if any, for the cases described above because (i) many of the proceedings are in evidence gathering stages, (ii) the likelihood of classes being certified or the ultimate size of the classes, if any, is uncertain, (iii) the outcome of pending or future appeals or motions is unknown, (iv) significant factual issues need to be resolved, (v) in some cases, novel legal issues are presented, and/or (vi) the differences between the matters as well as their interrelations further complicate the prediction of outcomes. In reaching this conclusion, Toyota considers the stages of these matters, the discovery in and information available about these matters, Toyota’s experience with similar matters and Toyota’s assessment of the matters. Although an estimation is not possible based on current information, the resolution of these matters could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

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

The complaints allege that the defendants violated the Sherman Antitrust Act or state anti-trust law by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market, resulting in higher prices to United States consumers. Toyota believes that its actions have been lawful. In the interest of resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs in February 2006. The settlement agreement has been approved by the federal court and all state cases have been dismissed.

Other Proceedings

Toyota has various other legal actions, other governmental proceedings and other claims pending against it, including other product liability claims in the United States. For the same reasons discussed above relating to the recall-related legal proceedings, Toyota is unable to estimate a range of reasonably possible loss, if any, beyond the amounts accrued, with respect to these claims. However, based upon information currently available to Toyota, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

4.C ORGANIZATIONAL STRUCTURE

As of March 31, 2012, Toyota Motor Corporation had 262 Japanese subsidiaries and 245 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership interest and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
Toyota Financial Services Corporation	Japan	100.00	100.00
Hino Motors, Ltd.	Japan	50.21	50.73
Toyota Motor Kyushu, Inc.	Japan	100.00	100.00
Daihatsu Motor Co., Ltd.	Japan	51.33	51.63
Toyota Finance Corporation	Japan	100.00	100.00
Toyota Auto Body Co., Ltd.	Japan	100.00	100.00
Kanto Auto Works, Ltd.	Japan	100.00	100.00
Toyota Motor Engineering & Manufacturing North America, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00	100.00
Toyota Motor North America, Inc.	United States	100.00	100.00
Toyota Motor Credit Corporation	United States	100.00	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Texas, Inc.	United States	100.00	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00	100.00
Toyota Motor Manufacturing Canada Inc.	Canada	100.00	100.00
Toyota Credit Canada Inc.	Canada	100.00	100.00
Toyota Motor Europe NV/SA	Belgium	100.00	100.00
Toyota Motor Manufacturing France S.A.S.	France	100.00	100.00
Toyota Kreditbank GmbH	Germany	100.00	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00	100.00
Toyota Motor Manufacturing (UK) Ltd.	United Kingdom	100.00	100.00
OOO “TOYOTA MOTOR”	Russia	100.00	100.00
Toyota Motor (China) Investment Co., Ltd.	China	100.00	100.00
Toyota Kirloskar Motor Private Ltd.	India	89.00	89.00
P.T. Toyota Motor Manufacturing Indonesia	Indonesia	95.00	95.00
Toyota Motor Asia Pacific Pte Ltd.	Singapore	100.00	100.00
Kuozui Motors, Ltd.	Taiwan	70.00	70.00
Toyota Motor Thailand Co., Ltd.	Thailand	86.43	86.43
Toyota Leasing (Thailand) Co., Ltd.	Thailand	82.94	82.94
Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Thailand	100.00	100.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00	100.00
Toyota Finance Australia Ltd.	Australia	100.00	100.00
Toyota Argentina S.A.	Argentina	100.00	100.00
Toyota do Brasil Ltda.	Brazil	100.00	100.00
Toyota South Africa Motors (Pty) Ltd.	South Africa	100.00	100.00

4.D PROPERTY, PLANTS AND EQUIPMENT

As of March 31, 2012, Toyota and its affiliates produce automobiles and related components through more than 50 overseas manufacturing organizations in 27 countries and regions besides Japan. The facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Czech Republic, Thailand, China, Taiwan, India, Indonesia, South Africa, Australia, Argentina and Brazil.

In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

The following table sets forth information, as of March 31, 2012, with respect to Toyota’s principal facilities and organizations, all of which are owned by Toyota Motor Corporation or its subsidiaries. However, small portions, all under approximately 20%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Land Area (thousand square meters)	Number of Employees	Principal Products or Functions
Japan (Toyota Motor Corporation)

Tahara Plant	Tahara City, Aichi Pref.	4,029	8,089	Automobiles
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref.	2,066	2,903	Research and Development
Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	1,930	19,873	Research and Development
Motomachi Plant	Toyota City, Aichi Pref.	1,594	7,273	Automobiles
Takaoka Plant	Toyota City, Aichi Pref.	1,311	3,112	Automobiles
Tsutsumi Plant	Toyota City, Aichi Pref.	937	5,134	Automobiles
Kamigo Plant	Toyota City, Aichi Pref.	868	3,124	Automobile parts
Kinu-ura Plant	Hekinan City, Aichi Pref.	836	3,027	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	551	4,133	Automobile parts
Nagoya Office	Nagoya City, Aichi Pref.	3	2,316	Office

Japan (Subsidiaries)

Daihatsu Motor Co., Ltd.	Ikeda City, Osaka, etc.	8,812	11,555	Automobiles
Hino Motors, Ltd.	Hino City, Tokyo, etc.	5,213	11,188	Automobiles
Toyota Auto Body Co., Ltd.	Kariya City, Aichi Pref., etc.	2,253	11,622	Automobiles
Toyota Motor Kyushu, Inc.	Miyawaka City, Fukuoka Pref., etc.	2,000	7,164	Automobiles
Kanto Auto Works, Ltd.	Susono City, Shizuoka Pref., etc.	1,643	5,797	Automobiles

Outside Japan (Subsidiaries)

Toyota Motor Manufacturing, Kentucky, Inc.	Kentucky, U.S.A.	5,300	6,220	Automobiles
Toyota Motor Manufacturing Canada, Inc.	Ontario, Canada	4,756	5,615	Automobiles
Toyota Motor Thailand Co., Ltd.	Samut Prakan, Thailand	4,300	8,349	Automobiles
Toyota Motor Sales, U.S.A., Inc.	California, U.S.A.	4,081	6,425	Sales facilities
Toyota Motor Corporation Australia, Ltd.	Victoria, Australia	1,339	4,256	Automobiles

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

As of March 31, 2012, property, plant and equipment having a net book value of approximately ¥52.8 billion was pledged as collateral securing indebtedness incurred by Toyota Motor Corporation’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.

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

Overview

The business segments of Toyota include automotive operations, financial services operations and all other operations. Automotive operations are Toyota’s most significant business segment, accounting for 89% of Toyota’s total revenues before the elimination of intersegment revenues for fiscal 2012. Toyota’s primary markets based on vehicle unit sales for fiscal 2012 were: Japan (28%), North America (25%), Europe (11%) and Asia (18%). Japan’s economy suffered from the effects of the Great East Japan Earthquake and its aftermath (collectively, the “Great East Japan Earthquake”). As a result, in Japan and other regions, Toyota experienced negative impacts on its production in the first half of fiscal year 2012. See “Information on the Company — Business Overview —” for more detailed information of the Great East Japan Earthquake.

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

During fiscal 2012, automotive markets developed steadily in the U.S. and emerging countries such as Asia. However, many Japanese manufacturers, including Toyota, were forced to adjust or stop productions due to shortages of parts supplies caused by the Great East Japan Earthquake and by the flood in Thailand that occurred in October 2011. Toyota and its group companies together exerted every effort to normalize production, and Toyota was able to achieve full normalization of production and begin its recovery from the disaster sooner than initially anticipated.

The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market based on location of customers for the past three fiscal years.

	Thousands of units
	Year Ended March 31,
	2010	2011	2012
Japan	2,163	1,913	2,071
North America	2,098	2,031	1,872
Europe	858	796	798
Asia	979	1,255	1,327
Other*	1,139	1,313	1,284

Overseas total	5,074	5,395	5,281

Total	7,237	7,308	7,352

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

During fiscal 2011, Toyota’s consolidated vehicle unit sales in Japan decreased as compared with the prior fiscal year because market conditions in Japan deteriorated as compared with the prior fiscal year. During fiscal 2012, Toyota’s consolidated vehicle unit sales in Japan increased as compared with the prior fiscal year reflecting frequent introduction of new products and sales efforts of domestic dealers. Toyota and Lexus brands’ market share in Japan excluding mini-vehicles was 45.5%, and Toyota’s market share (including Daihatsu and Hino brands) in Japan including mini-vehicles was 43.2%, both maintaining the high level of market share in Japan from the prior fiscal year. Overseas consolidated vehicle unit sales increased during fiscal 2011, whereas they decreased during fiscal 2012. During fiscal 2011, total overseas vehicle unit sales increased in Asia and Other. During fiscal 2012, total overseas vehicle unit sales decreased, particularly in North America due to impact of the Great East Japan Earthquake and the flood in Thailand, although an increase in Asia resulted from steady demand in spite of the flood in Thailand.

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

Many governments also regulate local content, impose tariffs and other trade barriers, and enact price or exchange controls that can limit an automaker’s operations and can make the repatriation of profits unpredictable. Changes in these laws, regulations, policies and other governmental actions may affect the production, licensing, distribution or sale of Toyota’s products, cost of products or applicable tax rates. In February 2003, Toyota was named as one of the defendants in purported national class actions alleging violations of the U.S. Sherman Antitrust Act. Toyota believes that its actions have been lawful. In order to avoid a protracted dispute, however, Toyota entered into a settlement agreement with the plaintiffs at the end of February 2006. The federal court approved the settlement agreement, and all related actions were dismissed. From time-to-time when potential safety problems arise, Toyota issues vehicle recalls and takes other safety measures including safety campaigns with respect to its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus brands’ vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe and China certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a recall in markets including Japan, North America and Europe related to the braking control system in certain vehicle models including the Prius. The recalls and other safety measures described above have led to a number of claims, lawsuits and government investigations against Toyota in the United States. For a more detailed description of these claims, lawsuits and government investigations, see note 23 to the consolidated financial statements.

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

Although Toyota’s total finance receivables, net was affected by the unfavorable impact of fluctuations in foreign currency translation rates, the total finance receivables, net increased during fiscal 2012 mainly due to an decrease in allowance for credit losses.

The following table provides information regarding Toyota’s finance receivables and operating leases in the past two fiscal years.

	Yen in millions
	March 31,
	2011	2012
Finance Receivables
Retail	¥7,128,453	¥7,248,793
Finance leases	1,123,188	955,430
Wholesale and other dealer loans	1,990,557	2,033,954

	10,242,198	10,238,177
Deferred origination costs	104,391	105,533
Unearned income	(496,235)	(494,123)
Allowance for credit losses
Retail	(92,199)	(77,353)
Finance leases	(36,024)	(30,637)
Wholesale and other dealer loans	(28,580)	(24,238)

	(156,803)	(132,228)

Total finance receivables, net	9,693,551	9,717,359
Less – Current portion	(4,136,805)	(4,114,897)

Noncurrent finance receivables, net	¥5,556,746	¥5,602,462

Operating Leases
Vehicles	¥2,404,032	¥2,487,721
Equipment	87,914	87,632

	2,491,946	2,575,353
Less – Accumulated depreciation	(651,443)	(667,406)
Less – Allowance for credit losses	(10,812)	(8,135)

Vehicles and equipment on operating leases, net	¥1,829,691	¥1,899,812

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

The fluctuations in funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs decreased during fiscal 2011 and 2012, mainly as a result of lower interest rates.

Toyota launched its credit card business in Japan in April 2001. As of March 31, 2011, Toyota had 8.9 million cardholders, an increase of 1.2 million cardholders compared with March 31, 2010. As of March 31, 2012, Toyota had 10.9 million cardholders, an increase of 2.0 million cardholders compared with March 31, 2011. The credit card receivables at March 31, 2011 increased by ¥8.1 billion from March 31, 2010 to ¥263.5 billion. The credit card receivables at March 31, 2012 increased by ¥44.0 billion from March 31, 2011 to ¥307.5 billion.

Other Business Operations

Toyota’s other business operations consist of housing including the manufacture and sale of prefabricated homes, information technology related businesses including information technology and telecommunications, intelligent transport systems and GAZOO, and other businesses.

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

Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles. In calendar 2010 and 2011, Toyota produced 73.4% and 71.3% of its non-domestic sales outside Japan, respectively. In North America, 72.6% and 66.8% of vehicles sold in calendar 2010 and 2011 respectively were produced locally. In Europe, 59.0% and 57.7% of vehicles sold in calendar 2010 and 2011 respectively were produced locally. Localizing production enables Toyota to locally purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.

Toyota also enters into foreign currency transactions and other hedging instruments to address a portion of its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations, which in some years can be significant. See notes 20 and 21 to the consolidated financial statements for additional information.

Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income attributable to Toyota Motor Corporation. A strengthening of the Japanese yen against other currencies has the opposite effect. In fiscal 2011 and 2012, the Japanese yen was on average and at the end of each fiscal year stronger against the U.S. dollar and the euro in comparison to the prior fiscal year. See further discussion in “Quantitative and Qualitative Disclosures about Market Risk — Market Risk Disclosures — Foreign Currency Exchange Rate Risk”.

During fiscal 2011 and 2012, the average exchange rate of the Japanese yen strengthened against the major currencies including the U.S. dollar and the euro compared with the average exchange rate of the prior fiscal year. The operating results excluding the impact of currency fluctuations described in “Results of Operations — Fiscal 2012 Compared with Fiscal 2011” and “Results of Operations — Fiscal 2011 Compared with Fiscal 2010” show results of net revenues obtained by applying the Japanese yen’s average exchange rate in the previous fiscal year to the local currency-denominated net revenues for fiscal 2011 and 2012, respectively, as if the value of the Japanese yen had remained constant for the comparable periods. Results excluding the impact of currency fluctuations year-on-year are not on the same basis as Toyota’s consolidated financial statements and do not conform with U.S. GAAP. Furthermore, Toyota does not believe that these measures are a substitute for U.S. GAAP measures. However, Toyota believes that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

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

	Yen in millions
	Year ended March 31,
	2010	2011	2012
Japan	¥7,314,813	¥6,966,929	¥7,293,804
North America	5,583,228	5,327,809	4,644,348
Europe	2,082,671	1,920,416	1,917,408
Asia	2,431,648	3,138,112	3,116,849
Other*	1,538,613	1,640,422	1,611,244

*	“Other” consists of Central and South America, Oceania and Africa.

Results of Operations — Fiscal 2012 Compared with Fiscal 2011

	Yen in millions
	Year ended March 31,		2012 v. 2011 Change
	2011	2012	Amount	Percentage
Net revenues:
Japan	¥10,986,246	¥11,167,319	¥181,073	1.6%
North America	5,429,136	4,751,886	(677,250)	(12.5)
Europe	1,981,497	1,993,946	12,449	0.6
Asia	3,374,534	3,334,274	(40,260)	(1.2)
Other*	1,809,116	1,760,175	(48,941)	(2.7)
Intersegment elimination/unallocated amount	(4,586,841)	(4,423,947)	162,894	—

Total	18,993,688	18,583,653	(410,035)	(2.2)
Operating income (loss):
Japan	(362,396)	(207,040)	155,356	—
North America	339,503	186,409	(153,094)	(45.1)
Europe	13,148	17,796	4,648	35.4
Asia	312,977	256,790	(56,187)	(18.0)
Other*	160,129	108,814	(51,315)	(32.0)
Intersegment elimination/unallocated amount	4,918	(7,142)	(12,060)	—

Total	468,279	355,627	(112,652)	(24.1)
Operating margin	2.5%	1.9%	(0.6)%
Income before income taxes and equity in earnings of affiliated companies	563,290	432,873	(130,417)	(23.2)
Net margin from income before income taxes and equity in earnings of affiliated companies	3.0%	2.3%	(0.7)%
Equity in earnings of affiliated companies	215,016	197,701	(17,315)	(8.1)
Net income attributable to Toyota Motor Corporation	408,183	283,559	(124,624)	(30.5)
Net margin attributable to Toyota Motor Corporation	2.1%	1.5%	(0.6)%

*	“Other” consists of Central and South America, Oceania and Africa.

Net Revenues

Toyota had net revenues for fiscal 2012 of ¥18,583.6 billion, a decrease of ¥410.0 billion, or 2.2%, compared with the prior fiscal year. This decrease reflects unfavorable impact of fluctuations in foreign currency translation rates and others of ¥717.7 billion, partially offset by changes in numbers of the vehicle unit sales and sales mix of approximately ¥320.0 billion and other factors. Excluding the difference in the Japanese yen value used for translation purposes of ¥717.7 billion, net revenues would have been approximately ¥19,301.3 billion during fiscal 2012, a 1.6% increase compared with the prior fiscal year. The automotive market in fiscal 2012 increased by 9.7% in North America and 3.9% in Asia compared with the prior fiscal year due to that market in the U.S. and emerging countries such as Asia have developed in a steady manner. Under these automotive market conditions, despite the Great East Japan Earthquake and the flood in Thailand, Toyota’s consolidated vehicle unit sales increased to 7,352 thousand vehicles by 0.6% compared with the prior fiscal year.

The table below shows Toyota’s net revenues from external customers by product category and by business.

	Yen in millions
	Year ended March 31,		2012 v. 2011 Change
	2011	2012	Amount	Percentage
Vehicles	¥14,507,479	¥14,164,940	¥(342,539)	(2.4)%
Parts and components for overseas production	335,366	338,000	2,634	0.8
Parts and components for after service	1,553,497	1,532,219	(21,278)	(1.4)
Other	926,411	929,219	2,808	0.3

Total Automotive	17,322,753	16,964,378	(358,375)	(2.1)
All Other	497,767	547,538	49,771	10.0

Total sales of products	17,820,520	17,511,916	(308,604)	(1.7)
Financial services	1,173,168	1,071,737	(101,431)	(8.6)

Total	¥18,993,688	¥18,583,653	¥(410,035)	(2.2)%

Toyota’s net revenues include net revenues from sales of products, consisting of net revenues from automotive operations and all other operations, which decreased by 1.7% during fiscal 2012 compared with the prior fiscal year to ¥17,511.9 billion, and net revenues from financial services operations which decreased by 8.6% during fiscal 2012 compared with the prior fiscal year to ¥1,071.7 billion. Excluding the difference in the Japanese yen value used for translation purposes of ¥650.8 billion, net revenues from sales of products would have been ¥18,162.7billion, a 1.9% increase during fiscal 2012 compared with the prior fiscal year. The increase in net revenues from sales of products is due to an increase in Toyota vehicle unit sales by 44 thousand vehicles. Excluding the difference in the Japanese yen value used for translation purposes of ¥66.9 billion, net revenues from financial services operations would have been approximately ¥1,138.6 billion, a 2.9% decrease during fiscal 2012 compared with the prior fiscal year. This decrease was mainly due to the decrease of ¥18.3 billion rental revenue generated by vehicles and equipment on operating lease.

The following table shows the number of financing contracts by geographic region at the end of the fiscal 2012 and 2011, respectively.

	Number of financing contracts in thousands
	Year ended March 31,		2012 v. 2011 Change
	2011	2012	Amount	Percentage
Japan	1,709	1,697	(12)	(0.7)%
North America	4,654	4,535	(119)	(2.6)
Europe	790	796	6	0.7
Asia	522	649	127	24.3
Other*	527	552	25	4.9

Total	8,202	8,229	27	0.3%

*	“Other” consists of Central and South America, Oceania and Africa.

Geographically, net revenues (before the elimination of intersegment revenues) for fiscal 2012 decreased by 12.5% in North America, 1.2% in Asia, and 2.7% in Other, whereas net revenues increased by 1.6% in Japan and 0.6% in Europe compared with the prior fiscal year. Excluding the difference in the Japanese yen value used for translation purposes of ¥717.7 billion, net revenues in fiscal 2012 would have decreased by 5.1% in North America, and would have increased by 1.6% in Japan, 5.3% in Europe, 3.8% in Asia and 1.7% in Other compared with the prior fiscal year.

The following is a discussion of net revenues in each geographic market (before the elimination of intersegment revenues).

Japan

	Thousands of units
	Year ended March 31,		2012 v. 2011 Change
	2011	2012	Amount	Percentage
Toyota’s consolidated vehicle unit sales*	3,611	3,741	130	3.6%
* including number of exported vehicle unit sales

	Yen in millions
	Year ended March 31,		2012 v. 2011 Change
	2011	2012	Amount	Percentage
Net revenues:
Sales of products	¥10,864,329	¥11,040,964	¥176,635	1.6%
Financial services	121,917	126,355	4,438	3.6

Total	¥10,986,246	¥11,167,319	¥181,073	1.6%

Although Toyota’s domestic and exported vehicle unit sales decreased due to the impact of the Great East Japan Earthquake in the first half of fiscal 2012, Toyota’s domestic and exported vehicle unit sales over the fiscal year increased by 130 thousand vehicles compared with the prior fiscal year. The increase in vehicle unit sales resulted primarily from introduction of new products such as Prius a and Aqua.

North America

	Thousands of units
	Year ended March 31,		2012 v. 2011 Change
	2011	2012	Amount	Percentage
Toyota’s consolidated vehicle unit sales	2,031	1,872	(159)	(7.8)%

	Yen in millions
	Year ended March 31,		2012 v. 2011 Change
	2011	2012	Amount	Percentage
Net revenues:
Sales of products	¥4,603,192	¥4,048,532	¥(554,660)	(12.0)%
Financial services	825,944	703,354	(122,590)	(14.8)

Total	¥5,429,136	¥4,751,886	¥(677,250)	(12.5)%

In North America, the vehicle unit sales decreased by 159 thousand vehicles compared with the prior fiscal year due to decreased production as a result of shortages of parts supplies caused by the Great East Japan Earthquake and the flood in Thailand, consisting of a 67 thousand vehicles, or 30.7%, decrease in RAV4 sales, a 26 thousand vehicles, or 22.4%, decrease in Tundra sales, and a 21 thousand vehicles, or 7.3%, decrease in Corolla sales. Net revenues in North America decreased compared with the prior fiscal year due to the decrease in vehicle unit sales and the unfavorable impact of fluctuations in foreign currency translation rates of ¥398.9 billion.

Europe

	Thousands of units
	Year ended March 31,		2012 v. 2011 Change
	2011	2012	Amount	Percentage
Toyota’s consolidated vehicle unit sales	796	798	2	0.3%

	Yen in millions
	Year ended March 31,		2012 v. 2011 Change
	2011	2012	Amount	Percentage
Net revenues:
Sales of products	¥1,910,336	¥1,925,670	¥15,334	0.8%
Financial services	71,161	68,276	(2,885)	(4.1)

Total	¥1,981,497	¥1,993,946	¥12,449	0.6%

Net revenues in Europe as a whole increased due primarily to the 2 thousand vehicles increase in vehicle unit sales compared with the prior fiscal year, such as a 49 thousand vehicles increase in Russia, where the economy has been strong, although sales of Toyota brands’ vehicles decreased in some European countries compared with the prior fiscal year, such as a 18 thousand vehicles decrease in Italy and a 7 thousand vehicles decrease in Portugal, both of which mainly due to the European credit crisis.

Asia

	Thousands of units
	Year ended March 31,		2012 v. 2011 Change
	2011	2012	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,255	1,327	72	5.7%

	Yen in millions
	Year ended March 31,		2012 v. 2011 Change
	2011	2012	Amount	Percentage
Net revenues:
Sales of products	¥3,325,466	¥3,275,871	¥(49,595)	(1.5)%
Financial services	49,068	58,403	9,335	19.0

Total	¥3,374,534	¥3,334,274	¥(40,260)	(1.2)%

Despite the flood in Thailand, Toyota’s vehicle unit sales in Asia increased by 72 thousand vehicles compared with the prior fiscal year due to steady growth in automotive markets. Although Toyota’s vehicle unit sales in Asia increased, net revenues in Asia decreased compared with the prior fiscal year mainly due to the unfavorable impact of fluctuations in foreign currency translation rates of ¥168.8 billion and others.

Other

	Thousands of units
	Year ended March 31,		2012 v. 2011 Change
	2011	2012	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,313	1,284	(29)	(2.2)%

	Yen in millions
	Year ended March 31,		2012 v. 2011 Change
	2011	2012	Amount	Percentage
Net revenues:
Sales of products	¥1,694,680	¥1,636,043	¥(58,637)	(3.5)%
Financial services	114,436	124,132	9,696	8.5

Total	¥1,809,116	¥1,760,175	¥(48,941)	(2.7)%

Net revenues in Other decreased due to decreases in Toyota’s vehicle unit sales primarily as a result of shortages of parts supplies caused by the Great East Japan Earthquake and the flood in Thailand. Toyota’s vehicle unit sales decreased by 25 thousand vehicles in Oceania, and by 19 thousand vehicles in the Middle East, respectively, compared with the prior fiscal year.

Operating Costs and Expenses

	Yen in millions
	Year ended March 31,		2012 v. 2011 Change
	2011	2012	Amount	Percentage
Operating costs and expenses
Cost of products sold	¥15,985,783	¥15,795,918	¥(189,865)	(1.2)%
Cost of financing operations	629,543	592,646	(36,897)	(5.9)
Selling, general and administrative	1,910,083	1,839,462	(70,621)	(3.7)

Total	¥18,525,409	¥18,228,026	¥(297,383)	(1.6)%

Yen in millions
2012 v. 2011 Change
Changes in operating costs and expenses:
Effect of changes in vehicle unit sales and sales mix and other operational factors	¥150,000
Effect of fluctuation in foreign currency translation rates and others	(432,300)
Effect of cost reduction efforts	(150,000)
Effect of increase in miscellaneous costs and others	134,917

Total	¥(297,383)

Operating costs and expenses decreased by ¥297.3 billion, or 1.6%, to ¥18,228.0 billion during fiscal 2012 compared with the prior fiscal year. This decrease resulted from the ¥432.3 billion favorable impact of fluctuations in foreign currency translation rates and others, and the ¥150.0 billion impact of cost reduction efforts, partially offset by the ¥150.0 billion impact of changes in vehicle unit sales and sales mix and other operational factors and the ¥134.9 billion increase in miscellaneous costs and others.

The increase in miscellaneous costs and others was due mainly to a ¥100.0 billion increase in labor costs, a ¥50.0 billion increase in research and development expenses and the ¥104.9 billion increase in other various costs, partially offset by the ¥120.0 billion impact of decrease in product quality related expenses and others. This cost decreased because costs related to recalls and other safety measures occurred at a high level during the prior fiscal year. See note 14 to the consolidated financial statements.

During fiscal 2012, Toyota announced recalls and other safety measures including the following:

In June 2011, Toyota announced in Japan and other regions a voluntary safety recall of certain models of Toyota and Lexus brands’ vehicles in relation to damage to elements of the substrate and potential shutdown of the hybrid system that may have resulted from improper manufacturing of electronic converter control substrate. The affected vehicle models included Harrier Hybrid, Kluger Hybrid, RX400h, and Highlander Hybrid, 111 thousand vehicles were included in this recall.

In September 2011, Toyota announced in Japan the service campaign of certain models of Toyota in relation to abnormal noise and oil leakage that may have resulted from slack of bolts in the sub transmission and the rear wheel differential. The affected vehicle models included EstimaL, EstimaT and Wish, 181 thousand vehicles were included in this service campaign.

In November 2011, Toyota announced in Japan and other regions the voluntary safety recall of certain models of Toyota and Lexus brands’ vehicles in relation to abnormal noise, charge warning light indicators, and increasing of handle operation force resulted from peeling of a bonded part of the engine crankshaft pulley. The affected vehicle models included AlphardG, AlphardV, EstimaL, EstimaT, KlugerV, KlugerL, Kluger Hybrid, Harrier, Harrier Hybrid, Windom, RX300, RX330, RX400h, ES300, ES330, Solara, Camry, Avalon, Sienna, Highlander, and Highlander Hybrid, 549 thousand vehicles were included in this recall.

Cost Reduction Efforts

During fiscal 2012, Toyota’s continued cost reduction efforts reduced operating costs and expenses by ¥150.0 billion. The amount of effect of cost reduction efforts includes the impact of fluctuation in the price of steel, precious metals, non-ferrous alloys including aluminum, plastic parts and other production materials and parts. In fiscal 2012, raw materials prices were on an increasing trend; however, continued cost reduction efforts together with suppliers contributed to the improvement in earnings by more than offsetting the effects from raw materials price increase. These cost reduction efforts related to ongoing value engineering and value analysis activities, the use of common parts resulting in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of Products Sold

Cost of products sold decreased by ¥189.8 billion, or 1.2%, to ¥15,795.9 billion during fiscal 2012 compared with the prior fiscal year. The decrease resulted from the ¥343.6 billion favorable impact of fluctuations in foreign currency translation rates and others, and the ¥150.0 billion impact of cost reduction efforts, partially offset by the ¥135.0 billion impact of changes in vehicle unit sales and sales mix and other operational factors, and ¥110.0 billion increase in miscellaneous costs and others. The increase in miscellaneous costs was due mainly to the ¥50.0 billion increase in research and development expenses and the ¥80.0 billion increase in labor costs.

Cost of Financing Operations

Cost of financing operations decreased by ¥36.8 billion, or 5.9%, to ¥592.6 billion during fiscal 2012 compared with the prior fiscal year. The decrease resulted from the ¥35.7 billion favorable impact of fluctuations in foreign currency translation rates and others, partially offset by the ¥20.8 billion recording of valuation losses on interest rate swaps stated at fair value.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by ¥70.6 billion, or 3.7%, to ¥1,839.4 billion during fiscal 2012 compared with the prior fiscal year. This decrease reflects the ¥53.0 billion favorable impact of fluctuations in foreign currency translation rates and others, and the ¥19.2 billion decrease for the financial services operations.

Operating Income

Yen in millions
2012 v. 2011 Change
Changes in operating income and loss:
Effect of changes in vehicle unit sales and sales mix and other operational factors	¥170,000
Effect of fluctuation in foreign currency translation rates and others	(285,400)
Effect of increase in miscellaneous costs and others	(100,000)
Effect of cost reduction efforts, financial services operations, and others	102,748

Total	¥(112,652)

Toyota’s operating income decreased by ¥112.6 billion, or 24.1%, to ¥355.6 billion during fiscal 2012 compared with the prior fiscal year. This decrease was due mainly to the ¥285.4 billion unfavorable impact of fluctuations in foreign currency translation rates and others, and the ¥100.0 billion increase in miscellaneous costs and others, partially offset by the ¥170.0 billion of favorable impact by changes in vehicle unit sales and sales mix and other operational factors and the ¥102.7 billion increase of cost reduction efforts, financial services operations, and others. The unfavorable impact of fluctuations in foreign currency translation rates and others included ¥250.0 billion unfavorable impact of fluctuations in foreign currency transaction rates. The ¥102.7 billion increase of cost reduction efforts, financial services operations, and others reflects the ¥150.0 billion impact of cost reduction efforts, partially offset by the ¥10.0 billion decrease in operating income in the financial services operations.

During fiscal 2012, operating loss (before elimination of intersegment profits), decreased by ¥155.3 billion in Japan compared with the prior fiscal year. During fiscal 2012, operating income (before elimination of intersegment profits), increased by ¥4.6 billion, or 35.4%, in Europe compared with the prior fiscal year, whereas it decreased by ¥153.0 billion, or 45.1%, in North America, decreased by ¥56.2 billion, or 18.0%, in Asia, and decreased by ¥51.3 billion, or 32.0%, in Other.

The following is a description of operating income and loss in each geographic market.

Japan

Yen in millions
2012 v. 2011 Change
Changes in operating income and loss:
Effect of changes in vehicle unit sales and sales mix and other operational factors	¥195,000
Effect of fluctuation in foreign currency translation rates and others	(275,000)
Effect of cost reduction efforts, decrease in miscellaneous costs and others	235,356

Total	¥155,356

The decrease in operating losses in Japan reflects the ¥195.0 billion of favorable impact by changes in vehicle unit sales and sales mix and other operational factors and ¥235.3 billion impact of the cost reduction efforts, and decrease in miscellaneous costs and others, partially offset by the ¥275.0 billion unfavorable impact of effect of fluctuation in foreign currency transaction rates and others. The cost reduction efforts, decrease in miscellaneous costs and others mainly reflect the ¥130.0 billion impact of the cost reduction efforts and ¥40.0 billion decrease in miscellaneous costs and others. The increase in vehicle unit sales was mainly due to introduction of new products such as Prius a and Aqua.

North America

Yen in millions
2012 v. 2011 Change
Changes in operating income and loss:
Effect of changes in vehicle unit sales and sales mix and other operational factors	¥(5,000)
Effect of fluctuation in foreign currency translation rates and others	(7,500)
Effect of cost reduction efforts, increase in miscellaneous costs and others	(140,594)

Total	¥(153,094)

The decrease in operating income in North America was due to the ¥55.0 billion decrease in operating income in the financial services operations, the ¥7.5 billion unfavorable impact of the fluctuations in foreign currency translation rates and others, the ¥5.0 billion negative impact of changes in vehicle unit sales and sales mix and other operational factors and the ¥90.0 billion increase in miscellaneous costs and others.

Europe

Yen in millions
2012 v. 2011 Change
Changes in operating income and loss:
Effect of changes in vehicle unit sales and sales mix and other operational factors	¥(15,000)
Effect of fluctuation in foreign currency translation rates and others	(1,200)
Effect of cost reduction efforts, decrease in miscellaneous costs and others	20,848

Total	¥4,648

The increase in operating income in Europe was due to the ¥10.0 billion impact of cost reduction efforts and the ¥5.0 billion increase in operating income in the financial services operations, partially offset by ¥15.0 billion negative impact of changes in vehicle unit sales and sales mix and other operational factors and the ¥1.2 billion unfavorable impact of fluctuations in foreign currency translation rates and others.

Asia

Yen in millions
2012 v. 2011 Change
Changes in operating income and loss:
Effect of changes in vehicle unit sales and sales mix and other operational factors	¥(10,000)
Effect of fluctuation in foreign currency translation rates and others	11,600
Effect of cost reduction efforts, increase in miscellaneous costs and others	(57,787)

Total	¥(56,187)

The decrease in operating income in Asia was due to the ¥10.0 billion negative impact of changes in vehicle unit sales and sales mix and other operational factors and others and the ¥35.0 billion increase in miscellaneous costs and others, partially offset by the ¥11.6 billion favorable impact of the fluctuation in foreign currency translation rates and others.

Other Income and Expenses

Interest and dividend income increased by ¥9.0 billion, or 10.0%, to ¥99.8 billion during fiscal 2012 compared with the prior fiscal year.

Interest expense decreased by ¥6.3 billion, or 21.8%, to ¥22.9 billion during fiscal 2012 compared with the prior fiscal year.

Foreign exchange gain, net increased by ¥22.8 billion, or 159.4%, to ¥37.1 billion during fiscal 2012 compared with the prior fiscal year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated sales translated at prevailing exchange rates and the value of the sales amounts settled during the fiscal year, including those settled using forward foreign currency exchange contracts.

Other loss, net decreased by ¥56.0 billion to ¥36.8 billion during fiscal 2012 compared with the prior fiscal year. This was due to the recognition of impairment losses on available-for-sale securities.

Income Taxes

The provision for income taxes decreased by ¥50.5 billion, or 16.2%, to ¥262.2 billion during fiscal 2012 compared with the prior fiscal year due to the decrease in income before income taxes. The effective tax rate for fiscal 2012 was 60.6%, which was higher than the statutory tax rate in Japan. This was due to recurring items such as the valuation allowance and deferred tax liabilities relating to undistributed earnings in affiliated companies accounted for by the equity method.

Net Income and Loss attributable to Noncontrolling Interests and Equity in Earnings of Affiliated Companies

Net income attributable to noncontrolling interests increased by ¥27.4 billion, or 47.9%, to ¥84.7 billion during fiscal 2012 compared with the prior fiscal year. This increase was due to an increase during fiscal 2012 in net income attributable to the shareholders of consolidated subsidiaries.

Equity in earnings of affiliated companies during fiscal 2012 decreased by ¥17.3 billion, or 8.1%, to ¥197.7 billion compared with the prior fiscal year. This decrease was due to a decrease during fiscal 2012 in net income attributable to the shareholders of affiliated companies accounted for by the equity method.

Net Income attributable to Toyota Motor Corporation

Net income attributable to the shareholders of Toyota Motor Corporation decreased by ¥124.6 billion, or 30.5%, to ¥283.5 billion during fiscal 2012 compared with the prior fiscal year.

Other Comprehensive Income and Loss

Other comprehensive loss decreased by ¥263.8 billion to ¥34.1 billion for fiscal 2012 compared with the prior fiscal year. This decrease resulted from unfavorable foreign currency translation adjustments losses of ¥87.7 billion in fiscal 2012 compared with losses of ¥287.6 billion in the prior fiscal year, and from unrealized holding gains on securities in fiscal 2012 of ¥129.3 billion compared with losses of ¥26.1 billion in the prior fiscal year. The increase in unrealized holding gains on securities was due to changes in stock prices.

Segment Information

The following is a discussion of results of operations for each of Toyota’s operating segments. The amounts presented are prior to intersegment elimination.

	Yen in millions
	Year ended March 31,		2012 v. 2011 Change
	2011	2012	Amount	Percentage
Automotive:
Net revenues	¥17,337,320	¥16,994,546	¥(342,774)	(2.0)%
Operating income	85,973	21,683	(64,290)	(74.8)
Financial Services:
Net revenues	1,192,205	1,100,324	(91,881)	(7.7)
Operating income	358,280	306,438	(51,842)	(14.5)
All Other:
Net revenues	972,252	1,048,915	76,663	7.9
Operating income	35,242	42,062	6,820	19.4
Intersegment elimination/unallocated amount:
Net revenues	(508,089)	(560,132)	(52,043)	—
Operating income	(11,216)	(14,556)	(3,340)	—
Automotive Operations Segment

The automotive operations segment is Toyota’s largest operating segment by net revenues. Net revenues for the automotive segment decreased during fiscal 2012 by ¥342.7 billion, or 2.0%, compared with the prior fiscal year to ¥16,994.5 billion. The decrease reflects the ¥649.2 billion unfavorable impact of fluctuations in foreign currency translation rates and others, partially offset by the ¥320.0 billion of favorable impact by changes in vehicle unit sales and sales mix, and other operational factors.

Operating income from the automotive operations decreased by ¥64.3 billion during fiscal 2012 compared with the prior fiscal year to ¥21.6 billion. This decrease in operating income was due to the ¥250.0 billion unfavorable impact of fluctuations in foreign currency rates and the ¥100.0 billion increase in miscellaneous costs and others, partially offset by the ¥170.0 billion effect of cost reduction efforts, and the ¥150.0 billion of favorable impact by changes in vehicle unit sales and sales mix.

The changes in vehicle unit sales and changes in sales mix was due primarily to an increase in Toyota’s vehicle unit sales by 44 thousand vehicles compared with the prior fiscal year resulting from the introduction of new products in spite of the impact of the Great East Japan Earthquake and the flood in Thailand. The increase in miscellaneous costs and others was due primarily to the ¥100.0 billion increase in labor costs and the ¥50.0 billion increase in research and development expenses.

Financial Services Operations Segment

Net revenues for the financial services operations decreased during fiscal 2012 by ¥91.8 billion, or 7.7%, compared with the prior fiscal year to ¥1,100.3 billion. This decrease was primarily due to the unfavorable impact of fluctuations in foreign currency translation rates and others of ¥66.9 billion and the ¥18.3 billion decrease in rental income from vehicles and equipment on operating leases.

Operating income from financial services operations decreased by ¥51.8 billion, or 14.5%, to ¥306.4 billion during fiscal 2012 compared with the prior fiscal year. This decrease was due primarily to the recording of ¥20.8 billion of valuation losses on interest rate swaps stated at fair value.

Ratio of credit loss experience in the United States is as follows:

	Year ended March 31,
	2011	2012
Net charge-offs as a percentage of average gross earning assets:
Finance receivables	0.61%	0.24%
Operating lease	0.22	0.11

Total	0.52%	0.21%

All Other Operations Segment

Net revenues for Toyota’s other operations segments increased by ¥76.6 billion, or 7.9%, to ¥1,048.9 billion during fiscal 2012 compared with the prior fiscal year.

Operating income from Toyota’s other operations segments increased by ¥6.8 billion, or 19.4%, to ¥42.0 billion during fiscal 2012 compared with the prior fiscal year.

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

Net Revenues

Toyota had net revenues for fiscal 2011 of ¥18,993.6 billion, an increase of ¥42.7 billion, or 0.2%, compared with the prior fiscal year. This increase reflects the impact of increased vehicle unit sales and changes in sales mix of approximately ¥740.0 billion, as well as increased parts sales of ¥69.8 billion, partially offset by unfavorable impact of fluctuations in foreign currency translation rates of ¥801.3 billion. Excluding the difference in the Japanese yen value used for translation purposes of ¥801.3 billion, net revenues would have been approximately ¥19,794.9 billion during fiscal 2011, a 4.5% increase compared with the prior fiscal year. The automotive market in fiscal 2011 contracted by 6.6% in Japan compared with the prior fiscal year due to the decline in demand following the conclusion of subsidies for environmentally-friendly vehicles (“eco-car”) offered by the government as a part of its stimulus packages, as well as the impact of the Great East Japan Earthquake. However, the Asian automotive market marked a significant increase of 27.6% compared with the prior calendar year, reflecting the recovery trend of the Asian economy. Under these automotive market conditions, Toyota’s consolidated vehicle unit sales increased to 7,308 thousand vehicles, a 1.0% increase compared with the prior fiscal year.

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

The ¥71.7 billion increase in miscellaneous costs and others includes ¥30.0 billion increase in product quality related expenses. This cost increased compared with the prior fiscal year due to the approximately ¥100.0 billion increase in costs related to recalls and other safety measures conducted to heighten the level of reassurance for customers, partially offset by the approximately ¥70.0 billion decrease in product warranty costs due to the decrease in payments to repair or replace defects of vehicles based on warranty contracts. See note 14 to the consolidated financial statements for further information.

In fiscal 2011, Toyota announced recalls and other safety measures including the following:

In July 2010, Toyota announced in Japan and other regions the voluntary safety recall of certain models of Toyota and Lexus brands’ vehicles in relation to abnormal engine noise or idling due to engine valve springs that contained some foreign materials. The affected vehicle models included Crown, GS350/450h/460, IS350, and LS460/600h/600hL, 275 thousand vehicles were included in this recall.

In August 2010, Toyota announced in North America the voluntary safety recall of certain models of Toyota vehicles to address the check engine illuminations and harsh shifting that may result from improper manufacturing of some Electronic Control Modules (ECMs). The affected vehicle models included Corolla and Matrix, 1,360 thousand vehicles were included in this recall.

In October 2010, Toyota announced in Japan and other regions the voluntary safety recall of certain models of Toyota and Lexus brands’ vehicles in relation to the connector terminal that may fail due to the inflexibility of the material of the fuel pump wiring harness and braking performance that may gradually decline by brake fluid leakage from the brake master cylinder. The affected vehicle models included Crown, Crown Majesta, Mark X, KlugerL, KlugerV, Harrier, AlphardG, AlphardV, Avalon, Highlander, RX330, GS300, GS350, IS250, IS350, and IS220D, 1,470 thousand vehicles were included in this recall.

In January 2011, Toyota announced in Japan and other regions the voluntary safety recall of certain models of Toyota and Lexus brands’ vehicles to address fuel leakage that may result from improper manufacturing of engine fuel pipe and fuel pump. The affected vehicle models included Noah, Voxy, RAV4L, RAV4J, Caldina, Isis, Vista, Vista Ardeo, Opa, Premio, Allion, Gaia, Nadia, WISH, Avensis, and Avensis Wagon, 1,343 thousand vehicles were included in this recall.

The net changes in fiscal 2010 and 2011 in the accrual for the four recalls and other safety measures that occurred in fiscal 2010 are shown below.

Toyota expanded the coverage of a safety campaign in North America for certain models of Toyota and Lexus brands’ vehicles in relation to floor mat entrapment of accelerator pedals to include additional models, which was initially announced in November 2009. In March 2011, Toyota also expanded the safety campaign coverage to include more models to heighten the level of reassurance for customers. The vehicle models involved were LX570, RAV4, and 4Runner.

	Yen in millions
	Year ended March 31,
	2010	2011	2012
Balance at the beginning of year	¥—	¥56,600	¥18,000
Accrual	89,000	13,100	(1,500)
Amounts paid	(32,400)	(51,700)	(14,600)

Balance at the end of year	¥56,600	¥18,000	¥1,900

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

Cost of financing operations decreased by ¥82.8 billion, or 11.6%, to ¥629.5 billion during fiscal 2011 compared with the prior fiscal year. The decrease resulted from the ¥64.7 billion favorable impact of fluctuations in foreign currency translation rates, the ¥30.0 billion decrease in the provision for residual value losses and the ¥6.4 billion recognition of valuation gains on interest rate swaps stated at fair value. The decrease in the provision for residual value losses is attributable to prices in the used vehicles markets remaining at an unprecedented high level particularly in the United States.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by ¥209.5 billion, or 9.9%, to ¥1,910.1 billion during fiscal 2011 compared with the prior fiscal year. This decrease reflects the ¥115.5 billion favorable impact of fluctuations in foreign currency translation rates and the ¥83.9 billion decrease for the financial services operations. This decrease for the financial services operations includes the ¥100.0 billion decrease in the provision for credit losses and net charge-offs, which is attributable to the prices of used vehicles remaining at an unprecedented high level mainly in the United States and the prices of used Toyota and Lexus brands’ vehicles also remaining at a high level, partially offset by the ¥15.0 billion increase in provision for credit losses and charge-offs in relation to the Great East Japan Earthquake.

Operating Income

Yen in millions
2011 v. 2010 Change
Changes in operating income and loss:
Effect of increase in vehicle unit sales and changes in sales mix and other operational factors	¥300,000
Effect of increase in parts sales	54,400
Effect of fluctuation in foreign currency translation rates	(36,200)
Effect of increase in miscellaneous costs and others	(30,000)
Effect of cost reduction efforts, financial services operations, and others	32,563

Total	¥320,763

Toyota’s operating income increased by ¥320.7 billion, or 217.4%, to ¥468.2 billion during fiscal 2011 compared with the prior fiscal year. This increase was favorably impacted by the ¥300.0 billion increase in vehicle unit sales and changes in sales mix and other operational factors, the ¥54.4 billion increase in parts sales, the ¥32.6 billion impact of cost reduction efforts, financial services operations, and others, partially offset by the ¥36.2 billion unfavorable impact of fluctuations in foreign currency translation rates, and the ¥30.0 billion increase in miscellaneous costs and others including ¥20.0 billion impact of increase in expenses related to the Great East Japan Earthquake. The ¥32.6 billion increase of cost reduction efforts, financial services operations, and others were due to the ¥180.0 billion impact of cost reduction efforts and the ¥130.0 billion impact of financial services operations, partially offset by the ¥290.0 billion unfavorable impact of fluctuations in foreign currency translation rates.

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

Net Income and Loss attributable to Noncontrolling Interests and Equity in Earnings of Affiliated Companies

Net income attributable to noncontrolling interests increased by ¥22.5 billion, or 64.9%, to ¥57.3 billion during fiscal 2011 compared with the prior fiscal year. This increase was due to an increase during fiscal 2011 in net income attributable to the shareholders of consolidated subsidiaries.

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

Other Comprehensive Income and Loss

Other comprehensive income decreased by ¥558.8 billion to a loss of ¥297.9 billion for fiscal 2011 compared with the prior fiscal year. This decrease resulted from unfavorable foreign currency translation adjustments losses of ¥287.6 billion in fiscal 2011 compared with gains of ¥9.8 billion in the prior fiscal year, and from unrealized holding losses on securities in fiscal 2011 of ¥26.1 billion compared with gains of ¥176.4 billion in the prior fiscal year. The decrease in unrealized holding gains on securities was due to changes in stock prices.

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

Operating income from the automotive operations increased by ¥172.3 billion during fiscal 2011 compared with the prior fiscal year to ¥86.0 billion. This increase in operating income was due to the ¥300.0 billion impact of increased vehicle unit sales and the changes in sales mix, the ¥180.0 billion effect of cost reduction efforts and the ¥54.4 billion impact of increase in parts sales, partially offset by the ¥30.0 billion increase in miscellaneous costs and others and the ¥290.0 billion unfavorable impact of fluctuations in foreign currency rates.

The increase in vehicle unit sales and changes in sales mix was due primarily to an increase in Toyota’s vehicle unit sales by 71 thousand vehicles compared with the prior fiscal year, favored by the automotive market recovery during fiscal 2011. The increase in miscellaneous costs and others includes the ¥30.0 billion increase in costs related to quality initiatives and the ¥5.0 billion impact of damages in inventories and other assets resulting from the Great East Japan Earthquake.

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

Recent Accounting Pronouncements in the United States

In June 2011, FASB issued updated guidance of presentation of comprehensive income. This guidance requires to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance is effective for fiscal year, and interim period within the fiscal year, beginning after December 15, 2011. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In December 2011, FASB issued updated guidance of disclosures about offsetting assets and liabilities. This guidance requires additional disclosures about gross and net information for assets and liabilities including financial instruments eligible for offset in the balance sheets. This guidance is effective for fiscal year beginning on or after January 1, 2013, and for interim period within the fiscal year. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

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

Yen in millions
Effect on the allowance for credit losses as of March 31, 2012
10 percent change in frequency of occurrence or expected severity of loss	¥4,110

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

Sensitivity analysis

The following table illustrates the effect of an assumed change in the vehicle return rate and end-of-term market values mainly in the United States, which Toyota believes are the critical estimates, in determining the residual value losses, holding all other assumptions constant. The following table represents the impact on the residual value losses in Toyota’s financial services operations of the change in vehicle return rate and end-of-term market values as those changes have a significant impact on financial services operations.

Yen in millions
Effect on the residual value losses over the remaining terms of the operating leases on and after April 1, 2012
1 percent increase in vehicle return rate	¥1,233
1 percent increase in end-of-term market values	¥4,356

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

The two most critical assumptions impacting the calculation of pension costs and obligations are the discount rates and the expected rates of returns on plan assets. Toyota determines the discount rates mainly based on the rates of high quality fixed income bonds or fixed income governmental bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. Toyota determines the expected rates of return for pension assets after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions. A weighted-average discount rate of 2.8% and a weighted-average expected rate of return on plan assets of 3.9% are the results of assumptions used for the various pension plans in calculating Toyota’s consolidated pension costs for fiscal 2012. Also, a weighted-average discount rate of 2.6% is the result of assumption used for the various pension plans in calculating Toyota’s consolidated pension obligations for fiscal 2012.

Sensitivity analysis

The following table illustrates the effects of assumed changes in weighted-average discount rates and the weighted-average expected rate of return on plan assets, which Toyota believes are critical estimates in determining pension costs and obligations, assuming all other assumptions are consistent.

	Yen in millions
	Effect on pre-tax income for the year ended March 31, 2013	Effect on PBO as of March 31, 2012
Discount rates
0.5% decrease	¥(10,019)	¥203,889
0.5% increase	9,625	(178,641)
Expected rate of return on plan assets
0.5% decrease	¥(6,354)
0.5% increase	6,354

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

Deferred Tax Assets

The factors used to assess the likelihood of realization of the deferred tax assets are the future reversal of existing taxable temporary differences, the future taxable income and available tax planning strategies that are prudent and feasible. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for deferred tax assets which are not more-likely-than-not to be realized.

As of March 31, 2012, the parent company and its national tax filing group in Japan are in a cumulative pre-tax loss position in recent years. Meanwhile, Toyota has concluded that there is sufficient positive evidence to overcome the negative evidence of this cumulative pre-tax loss as operating results from the parent company and its national tax filing group in Japan recovered in the second half of this fiscal year as a results of increased production volume, vehicle unit sales and cost reduction from the first half of the fiscal year. Other positive evidence considered includes future forecasted taxable income in the fiscal year 2013 and beyond and effective tax planning strategies, inclusive of sales of appreciated assets. This forecasted taxable income is expected to be generated mainly from an increase in worldwide automotive industry demand and continuous cost reduction efforts and is anticipated to be sufficient, over a number of years, to realize the deferred tax assets prior to expiration of operating loss carryforwards in 2021.

If the sufficient taxable income for the fiscal year 2013 or future years is not achieved due to the factors which cannot be anticipated such as high competition and volatility of worldwide automotive market, steep strengthening of Japanese yen and increase in prices for raw materials, or if tax planning strategies are no longer viable, it could affect the realization of deferred tax assets of the parent company and its national tax filing group in Japan.

Outlook

While Toyota is subject to downside global economic risks due to the European sovereign debt crisis, oil price increase, and other factors, Toyota expects the world economy will continue to see gradual recovery in fiscal 2013. Although competition in the automotive market has intensified all over the world, as shown in the small and low-price vehicles market, Toyota expects the automotive market to expand mainly in emerging countries in the future. In addition, heightened global awareness of the environment is leading to growing demand and diversification for the environmentally-friendly vehicles. With the foregoing external factors in mind, Toyota expects that net revenues for fiscal 2013 will increase compared with fiscal 2012 as a result of an increase in vehicle unit sales. With respect to operating income, factors expected to contribute to an increase in operating income include increased vehicle unit sales through marketing efforts, and cost reduction efforts. On the other hand, factors expected to contribute to a decrease in operating income include increase in miscellaneous costs and others. As a result, Toyota expects that operating income will increase in fiscal 2013 compared with fiscal 2012. Also, Toyota expects that income before income taxes and equity in earnings of affiliated companies and net income attributable to Toyota Motor Corporation will increase in fiscal 2013.

For the purposes of this outlook discussion, Toyota is assuming an average exchange rate of ¥80 to the U.S. dollar and ¥105 to the euro. Exchange rate fluctuations can materially affect Toyota’s operating results. In particular, a strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota’s operating results. See “Operating and Financial Review and Prospects — Operating Results — Overview — Currency Fluctuations” for further discussion.

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

5.B LIQUIDITY AND CAPITAL RESOURCES

Historically, Toyota has funded its capital expenditures and research and development activities through cash generated by operations. However, in the interest of preserving a stable and healthy business environment and a strong financial position going forward, Toyota raised certain funds from debt during fiscal 2012.

In fiscal 2013, Toyota expects to sufficiently fund its capital expenditures and research and development activities through cash and cash equivalents on hand, and cash generated by operations. Toyota will use its funds for the development of environment technologies, maintenance and replacement of manufacturing facilities, and the introduction of new products. See “Information on the Company — Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures for fiscal 2010, 2011 and 2012, and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota funds its financing programs for customers and dealers, including loans and leasing programs, from both cash generated by operations and borrowings by its sales finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.

Toyota refrained from repurchasing of its own shares for fiscal 2010, 2011 and 2012. Toyota has decided, for the time being, to refrain from repurchasing its own shares, in order to prioritize retention of cash reserves given the continued uncertainties surrounding future global economy.

Net cash provided by operating activities was ¥1,452.4 billion for fiscal 2012, compared with ¥2,024.0 billion for the prior fiscal year. The decrease was due to a reduction in cash collection received from sale of products due to a decrease in net revenue for the automotive operations, partially offset by operating activities resulted from a decrease in cash payment to suppliers attributable to a decrease in cost of products sold in the automotive operations.

Net cash used in investing activities was ¥1,442.6 billion for fiscal 2012, compared with ¥2,116.3 billion for the prior fiscal year. The decrease in net cash used in investing activities resulted from a decrease in purchases of marketable securities and security investments, partially offset by a decrease in sales and maturity of marketable securities and security investments.

Net cash provided by or used in financing activities was a ¥355.3 billion decrease for fiscal 2012, compared with a ¥434.3 billion increase for the prior fiscal year. The decrease in net cash provided by or used in financing activities resulted from decreased proceeds from issuance of long-term debt and increased payments of long-term debt.

Total capital expenditures for property, plant and equipment, excluding vehicles and equipment on operating leases, were ¥723.5 billion during fiscal 2012, an increase of 15.0% over the ¥629.3 billion in total capital expenditures during the prior fiscal year. This increase was due to an increase of investments in Asia.

Total capital expenditures for vehicles and equipment on operating leases were ¥808.5 billion during fiscal 2012, a decrease of 23.9% over the ¥1,061.8 billion in expenditures from the prior fiscal year. This decrease was due to a decrease in investments in the financial services operations.

Toyota expects investments in property, plant and equipment, excluding vehicles and equipment on operating leases, to be approximately ¥820.0 billion during fiscal 2013.

Based on current available information, Toyota does not expect environmental matters to have a material impact on its financial position, results of operations, liquidity or cash flows during fiscal 2013. However, uncertainty exists with respect to Toyota’s obligations under current and future environment regulations as described in “Information on the Company — Business Overview — Governmental Regulation, Environmental and Safety Standards”.

Cash and cash equivalents were ¥1,679.2 billion as of March 31, 2012. Most of Toyota’s cash and cash equivalents are held in Japanese yen and in U.S. dollars. In addition, time deposits were ¥80.3 billion and marketable securities were ¥1,181.0 billion as of March 31, 2012.

Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, decreased during fiscal 2012 by ¥201.7 billion, or 3.4%, to ¥5,761.4 billion.

Trade accounts and notes receivable, less allowance for doubtful accounts increased during fiscal 2012 by ¥550.6 billion, or 38.0%, to ¥1,999.8 billion. This increase was due to an increase in the volume of sales in fiscal 2012.

Inventories increased during fiscal 2012 by ¥318.0 billion, or 24.4%, to ¥1,622.2 billion. This increase was due to an increase in trading volume.

Total finance receivables, net increased during fiscal 2012 by ¥23.8 billion, or 0.2%, to ¥9,717.3 billion. This increase was due to an increase in the number of financing contracts, partially offset by fluctuations in foreign currency translation rates. As of March 31, 2012, finance receivables were geographically distributed as follows: in North America 58.1%, in Japan 12.0%, in Europe 10.3%, in Asia 7.1% and in Other 12.5%.

Marketable securities and other securities investments, including those included in current assets, increased during fiscal 2012 by ¥438.0 billion, or 9.1%, reflecting purchase of marketable securities and security investments, and an increase in the fair values of common stocks.

Property, plant and equipment decreased during fiscal 2012 by ¥73.7 billion, or 1.2%, primarily reflecting the impacts of depreciation charges during the year and fluctuations in foreign currency translation rates, partially offset by the capital expenditures.

Accounts and notes payable increased during fiscal 2012 by ¥739.5 billion, or 49.2%. This increase was due to an increase in production volume in fiscal 2012.

Accrued expenses increased during fiscal 2012 by ¥55.2 billion, or 3.1%.

Income taxes payable increased during fiscal 2012 by ¥20.9 billion, or 18.6%, as a result of an increase of income taxes payable at automotive operations.

Toyota’s total borrowings decreased during fiscal 2012 by ¥395.5 billion, or 3.2%. Toyota’s short-term borrowings consist of loans with a weighted-average interest rate of 1.93% and commercial paper with a weighted-average interest rate of 0.72%. Short-term borrowings increased during fiscal 2012 by ¥271.6 billion, or 8.5%, to ¥3,450.6 billion. Toyota’s long-term debt consists of unsecured and secured loans, medium-term notes, unsecured notes and long-term capital lease obligations with interest rates ranging from 0.00% to 32.00%, and maturity dates ranging from 2012 to 2050. The current portion of long-term debt decreased during fiscal 2012 by ¥260.2 billion, or 9.4%, to ¥2,512.6 billion and the non-current portion decreased by ¥406.9 billion, or 6.3%, to ¥6,042.2 billion. The decrease in total borrowings resulted from a decrease in bonds and medium-term notes, partially offset by an increase in commercial paper. As of March 31, 2012, approximately 34% of long-term debt was denominated in U.S. dollars, 26% in Japanese yen, 11% in Australia dollars, and 29% in other currencies. Toyota hedges interest rate risk exposure of fixed-rate borrowings by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.

As of March 31, 2012, Toyota’s total interest bearing debt was 113.8% of Toyota Motor Corporation shareholders’ equity, compared with 120.0% as of March 31, 2011.

The following table provides information for credit rating of Toyota’s short-term borrowing and long-term debt from rating agencies, Standard & Poor’s Ratings Group(S&P), Moody’s Investors Services (Moody’s), and Rating and Investment Information, Inc.(R&I), as of May 31, 2012. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

	S&P	Moody’s	R&I
Short-term borrowing	A-1+	P-1	—
Long-term debt	AA-	Aa3	AA+

Toyota’s unfunded pension liabilities increased during fiscal 2012 by ¥130.8 billion, or 24.0%, to ¥676.6 billion. The unfunded pension liabilities relate to the parent company and its Japanese subsidiaries. The unfunded amounts will be funded through future cash contributions by Toyota or in some cases will be settled on the retirement date of each covered employee. The unfunded pension liabilities increased in fiscal 2012 compared with the prior fiscal year due to an increase in pension benefit obligations resulted from a decrease in discount rate. See note 19 to the consolidated financial statements for further discussion.

Toyota’s treasury policy is to maintain controls on all exposures, to adhere to stringent counterparty credit standards, and to actively monitor marketplace exposures. Toyota remains centralized, and is pursuing global efficiency of its financial services operations through Toyota Financial Services Corporation.

The key element of Toyota’s financial strategy is maintaining a strong financial position that will allow Toyota to fund its research and development initiatives, capital expenditures and financial services operations efficiently even if earnings are subject to short-term fluctuations. Toyota believes that it maintains sufficient liquidity for its present requirements and that by maintaining its high credit ratings, it will continue to be able to access funds from external sources in large amounts and at relatively low costs. Toyota’s ability to maintain its high credit ratings is subject to a number of factors, some of which are not within Toyota’s control. These factors include general economic conditions in Japan and the other major markets in which Toyota does business, as well as Toyota’s successful implementation of its business strategy.

5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Toyota believes that its long-term success depends on its ability to secure a leadership position with respect to vehicle research and development.

Toyota’s research and development expenditures were approximately ¥779.8 billion in fiscal 2012, ¥730.3 billion in fiscal 2011 and ¥725.3 billion in fiscal 2010.

For this reason, Toyota is promoting next generation environmentally friendly, energy efficient, and safe vehicle technology in its research and development. Toyota is making efforts to produce vehicles that are friendly to the environment and human beings, with efforts focused in the following fields:

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

Toyota’s belief is that the environment is one of the most important issues. Toyota is aiming to lower the volume of carbon dioxide emissions at all stages of operations, including development, production, logistics, usage, disposal and recycling of vehicles, as well as the reduction of environmental burdens. Toyota also utilizes various energy resources as a substitute to oil, and has successfully developed a plug-in hybrid vehicle which can be charged from domestic power supplies. Toyota is committed to realize the mass production of electric vehicles, the development of next-generation batteries, and the development of alternative fuel vehicles such as biofuel and fuel-cell vehicles. Toyota aims to maintain its leadership position in environmental technology, and is responding to environmental issues, the representative example being the Prius, the hybrid car introduced to the Japanese market in 1997.

In May 2010, Toyota invested in Tesla Motors, Inc. (“Tesla”) in the amount of $50 million as part of a basic agreement with Tesla to implement a joint venture related to the development, technology, and production systems of electric vehicles and their components. At the 26th International Battery, Hybrid and Fuel Cell Electric Vehicle Symposium held in May 2012, Toyota announced its jointly developed electric vehicle, the RAV4 EV, which is scheduled to be released in California in summer 2012.

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

•

Developing alternative fuel powering systems for commercial sale. This includes developing hybrid vehicles and fuel cell hybrid vehicles. The second-generation Prius that Toyota introduced in September 2003 features a new hybrid system which decreases negative environmental impact while increasing power and performance. Furthermore, the third-generation Prius was introduced in 2009, and broke the record for sales by vehicle type which was previously held by the Corolla. The Aqua (called Prius c in the US), introduced in December 2011 and sold in approximately 50 countries worldwide, is a world leader in fuel economy and low pricing. In addition, Toyota’s cumulative sales of hybrid vehicles exceeded 3 million units, which contributed approximately 18 million ton reduction of CO2 emissions. In July 2007, Toyota developed the Plug-in Hybrid Vehicle (“PHV”) and received certification from Japan’s Ministry of Land, Infrastructure, Transport and Tourism (“MLIT”). PHV runs as an Electric Vehicle (“EV”) in short distances and runs as a regular hybrid vehicle in long distances. Tests are conducted in Japan, North America and Europe and in late 2009, Toyota commenced its sale of PHV with lithium ion batteries to fleet vehicle users in Japan, North America and Europe. Toyota also commenced its sale of PHV models in January 2012, which can be charged from domestic power supplies in Japan, North America and Europe. In addition, in September 2008, Toyota started leasing the new Toyota Fuel Cell Hybrid Vehicle — advanced (the “new Toyota FCHV-adv”). The new Toyota FCHV-adv has completely overhauled its fuel cell system and has made significant improvements to low-temperature startup performance and cruising distance, which had posed challenges to promoting its widespread use. Toyota believes that fuel cell vehicles will be strong eco-cars for future generations. By 2015, Toyota plans to introduce sedan-type fuel cell vehicles at reasonable prices for customers in Japan, the United States and Europe where appropriate infrastructure is expected to be available. To control increases in oil prices and reduce the consumption of oil, the proliferation of fuel alternatives to oil such as biofuel and natural gas is expanding in some countries. Toyota works towards the ongoing formation of a mobility society and not only actively researches the development and introduction to the market of natural gas vehicles and flex-fuel vehicles (“FFV”) that are compatible with ethanol fuel, but is also conducting research and development into other practical uses of oil alternatives and biofuels, such as research into fuels that will not compete with food production, and into genetically modified organism (“GMO”) technology in order to process sugarcane more efficiently.

•

Engaging in recycling activities that take into account the lifecycle (development, manufacture, use, disposal) of a vehicle. Research and development focuses primarily on (1) developing materials that are suitable for recycling and designs that facilitate dismantling parts, and (2) research on effective dismantling technology of end-of-life vehicles and use of recycle materials.

Toyota’s work in the area of vehicle safety is focused on the development of technologies designed to prevent accidents in the first instance, as well as the development of technologies that protect passengers and reduce the damage on impact in the event of an accident. Safety technologies in development include:

•	research on protecting diverse passengers, including senior citizens,

•	autonomous driving support systems, including pre-collision system , and

•	data exchange driving-support systems using advanced communication technologies.

To expand the frontiers of safety technology in automobiles, Toyota completed in 1995 its first prototype Advanced Safety Vehicle, the ASV-1. The ASV-2, which was introduced in 2000, incorporates emerging technologies, such as an autonomous safety support system that uses CCD stereo cameras to recognize obstacles in traffic lanes and an infrastructure-harmonized safety support system to warn the driver of pedestrian crossings. In 2002, Toyota conducted road testing of the ASV-3, a prototype based on further improved infrastructure-harmonized system. With the February 2003 introduction of the Harrier in Japan, Toyota became the first car manufacturer to implement a pre-collision system in its automobiles. This advanced system utilizes pre-collision sensors that use millimeter wave radar and cameras to detect objects presenting hazards, and in addition to alerting the driver to the danger of potential collisions, this system employs a brake assist mechanism that utilizes power-assisted braking to minimize the speed on impact, and automatically applies the vehicle’s brakes when a collision is determined to be inevitable. In February 2004, Toyota introduced the pre-collision system for the first time in the United States by equipping the LS430 with the above features.

In September 2006, at the time of introduction of LS460 in Japan, Toyota established the world’s first enhanced pre-collision system, which added functions to detect pedestrians in front, to support driver steering, and to react to vehicle collision.

In February 2008, Toyota developed the world’s first driver monitoring pre-collision system for the Crown sold in Japan, that monitors whether the driver’s eyes are open, in addition to the face monitor which monitors the direction in which the driver is facing.

Furthermore, in March 2009, Toyota developed and introduced the world’s first “front-side pre-collision system”, which detects possible head-on and front-side collisions such as at intersections, for the Crown Majesta.

In addition, in 2011, Toyota established the Collaborative Safety Research Center aimed at reducing the number of traffic accident related deaths through cooperation with various hospitals and universities in North America. Toyota is greatly fortifying its efforts toward product safety and quality, and this research center is part of these efforts. Established within the same research center is the Toyota Technical Center (“TTC”), which is the research and development center of Toyota Motor Engineering & Manufacturing North America, Inc. At the TTC, Toyota’s technicians based in Japan also take part in planning, and perform research focused on reducing the risk of distracted or impaired driving behaviors, as well as the protection of vulnerable demographics such as young children and the elderly. Toyota is also promoting the spread of safe vehicle technologies, and is implementing analyses of traffic accident and driver behavior data. Toyota is planning to invest in the amount of 50 million dollars over the next 5 years, starting from 2011.

In order to promote further streamlining of the global external decision-making process with respect to the development of vehicle safety technologies, Toyota appointed a Chief Safety Technology Officer (“CSTO”) in 2011, who will execute a general integration of safety technology within Toyota’s technology department.

Toyota’s product development program uses a series of methods which are generally intended to promote timely and appropriate responses to changing market demand. These methods include:

•	optimizing and eliminating vehicle platforms,

•	sharing parts and components among multiple vehicles,

•	shortening the time for development and production preparation by the simultaneous study of design and production engineering processes, and

•	using simulation technology for production design and evaluation.

Toyota carefully analyzes patents and the need for patents in each area of research to formulate more effective research and development strategies. Toyota identifies research and development projects in which it should acquire patents, and files relevant applications as necessary to help build a strong global patent portfolio.

In addition, Toyota wishes to contribute to sustainable mobility by promoting the spread of technologies with environmental and safety benefits. This is why Toyota takes an open stance to patent licensing, and grants licenses when appropriate terms are met. For example, in March 2004, Toyota and Ford Motor Company entered into licensing agreements for patents related to hybrid systems and emissions purification. In addition, in March 2010, Toyota and Mazda Motor Corporation entered into a licensing agreement regarding the supply of hybrid system technology.

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

5.E OFF-BALANCE SHEET ARRANGEMENTS

Toyota uses its securitization program as part of its funding through special purpose entities for its financial services operations. Toyota is considered the primary beneficiary of these special purpose entities and therefore consolidates them. Toyota has not entered into any off-balance sheet securitization transactions during fiscal 2012.

Lending Commitments

Credit Facilities with Credit Card Holders

Toyota’s financial services operations issue credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holder’s requests up to the limits established on an individual holder’s basis. Although loans made to customers through these facilities are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥256.2 billion as of March 31, 2012.

Credit Facilities with Dealers

Toyota’s financial services operations maintain credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota prices the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operations also provide financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota’s outstanding credit facilities with dealers totaled ¥1,615.7 billion as of March 31, 2012.

Guarantees

Toyota enters into certain guarantee contracts with its dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match the maturity of installment payments, and as of

March 31, 2012, ranged from one month to 35 years. However, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of March 31, 2012 is ¥1,695.1 billion. Liabilities for these guarantees of ¥13.9 billion have been provided as of March 31, 2012. Under these guarantee contracts, Toyota is entitled to recover any amounts paid by it from the customers whose obligations it guaranteed.

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

The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2012.

	Yen in millions
	Total	Payments Due by Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:
Short-term borrowings (note 13)
Loans	¥1,158,556	¥1,158,556	¥—	¥—	¥—
Commercial paper	2,292,093	2,292,093	—	—	—
Long-term debt* (note 13)	8,533,549	2,508,445	2,953,108	2,028,170	1,043,826
Capital lease obligations (note 13)	21,348	4,175	4,661	3,356	9,156
Non-cancelable operating lease obligations (note 22)	56,365	10,375	14,498	10,839	20,653
Commitments for the purchase of property, plant and other assets (note 23)	73,004	54,607	2,945	6,326	9,126

Total	¥12,134,915	¥6,028,251	¥2,975,212	¥2,048,691	¥1,082,761

*	“Long-term debt” represents future principal payments.

Toyota is unable to make reasonable estimates of the period of cash settlement with respect to liabilities recognized for uncertain tax benefits, and accordingly such liabilities are excluded from the table above. See note 16 to the consolidated financial statements for further discussion.

Toyota expects to contribute ¥104,943 million to its pension plans in fiscal 2013.

	Yen in millions
	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Commercial Commitments (note 23):
Maximum potential exposure to guarantees given in the ordinary course of business	¥1,695,140	¥473,844	¥752,482	¥334,764	¥134,050

Total Commercial Commitments	¥1,695,140	¥473,844	¥752,482	¥334,764	¥134,050

5.G SAFE HARBOR

All information that is not historical in nature disclosed under “Operating and Financial Review and Prospects — Off-Balance Sheet Arrangements” and “— Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement Concerning Forward-Looking Statements” for additional information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

In March 2011, Toyota unveiled its “Toyota Global Vision”. In order to realize the Global Vision, Toyota implemented a new management organization highlighted by a more streamlined board of directors and a reduced number of layers in the executive decision-making structure. Specifically, in order to increase the speed of management decision-making, Toyota greatly reduced the number of directors, and the three-tier executive system with executive vice presidents, chief officers, and officers responsible for group affairs will be streamlined to two tiers, with executive vice presidents and chief officers. Toyota believes that this will facilitate the information from the chief officers who are closely familiar with the operations on-ground to management to be communicated more quickly. Toyota believes this will more clearly define the respective roles of the directors, who determine what Toyota will do as a global corporation, and the chief officers, who are in charge of Toyota’s daily operations and who will determine how Toyota will implement them. The chief officers are appointed in a more flexible manner among the senior managing officers or managing officers. Furthermore, the regional chief officer under the executive vice president in charge of each region will mainly carry out operations on-ground, and will work towards connecting the needs of customers around the world and Toyota’s development and production, sales, and other functions. Toyota believes it is crucial for it to be led by directors and senior management who deeply understand, and can effectively implement, Toyota’s strengths — the monozukuri spirit of conscientious manufacturing and the genchi genbutsu principle of placing emphasis on on-site operations with a go-and-see attitude for continued improvement and problem solving. Toyota has seven corporate auditors, four of whom are outside corporate auditors.

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

2006 Chairman of TMC

(important concurrent duties)

Corporate Auditor of DENSO CORPORATION

Director of Central Japan Railway Company

Director of Sony Corporation

President and Representative Director of Toyota Kuragaike Kaihatsu Kabushiki Kaisha

Director of Toyota Industries Corporation

			40,705

Takeshi Uchiyamada (August 17, 1946)	Vice Chairman of the Board	1969 Joined TMC 1998 Director of TMC 2001 Managing Director of TMC 2003 Senior Managing Director of TMC 2005 Executive Vice President of TMC 2012 Vice Chairman of TMC (important concurrent duties) Director of JTEKT Corporation Chairman of Toyota Motor Engineering & Manufacturing (China) Co., Ltd Director of Toyota Boshoku Corporation	37,039

Akio Toyoda (May 3, 1956)	President, Member of the Board	1984 Joined TMC 2000 Director of TMC 2002 Managing Director of TMC 2003 Senior Managing Director of TMC 2005 Executive Vice President of TMC 2009 President of TMC (important concurrent duties) Corporate Auditor of Toyota Boshoku Corporation Chairman and CEO of Toyota Motor North America, Inc. Chairman of Toyota Motor Sales & Marketing Corporation Chairman of Japan Automobile Manufacturers Association, Inc.	4,581,575

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Yukitoshi Funo (February 1, 1947)	Executive Vice President, Member of the Board

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

2009 Executive Vice President of TMC

2009 Retired from Toyota Motor Sales, U.S.A., Inc. Chairman

(important concurrent duties)

Chairman of Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.

Chairman of Toyota Motor Asia Pacific Pte., Ltd.

Corporate Auditor of Hino Motors, Ltd.

			34,248

Atsushi Niimi (July 30, 1947)	Executive Vice President, Member of the Board	1971 Joined TMC 2000 Director of TMC 2002 Toyota Motor Manufacturing North America, Inc. President 2003 Managing Officer of TMC 2004 Director of TMC 2005 Retired from Toyota Motor Manufacturing North America, Inc. President 2005 Senior Managing Director of TMC 2009 Executive Vice President of TMC (important concurrent duties) Chairman of Toyota Motor Engineering & Manufacturing North America, Inc. Chairman of Toyota Motor Technical Center (China) Co., Ltd. Corporate Auditor of JTEKT Corporation Vice Chairman of Toyota Motor North America, Inc.	37,000

Shinichi Sasaki (December 18, 1946)	Executive Vice President, Member of the Board	1970 Joined TMC 2001 Director of TMC 2003 Managing Officer of TMC 2004 Toyota Motor Engineering & Manufacturing Europe NV/SA President 2005 Senior Managing Director of TMC 2005 Toyota Motor Europe NV/SA, Toyota Motor Marketing Europe NV/SA and Toyota Motor Engineering & Manufacturing Europe NV/SA merged under the name Toyota Motor Europe NV/SA 2005 Toyota Motor Europe NV/SA President 2006 Retired from Toyota Motor Europe NV/SA President 2009 Executive Vice President of TMC (important concurrent duties) Director of KDDI CORPORATION Corporate Auditor of Toyoda Gosei Co., Ltd.	14,210

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Satoshi Ozawa (August 5, 1949)	Executive Vice President, Member of the Board	1974 Joined Toyota Motor Sales Co., Ltd. 2003 Managing Officer of TMC 2007 Senior Managing Director of TMC 2010 Executive Vice President of TMC (important concurrent duties) Chairman of Toyota Motor Europe NV/SA	30,200

Nobuyori Kodaira (March 18, 1949)	Executive Vice President, Member of the Board	1972 Joined Ministry of International Trade and Industry 2004 Director-General, Agency for Natural Resources and Energy 2006 Retired from Director-General, Agency for Natural Resources and Energy 2008 Advisor of TMC 2009 Managing Officer of TMC 2010 Senior Managing Director of TMC 2011 Director and Senior Managing Officer of TMC 2012 Executive Vice President of TMC	9,000

Mitsuhisa Kato (March 2, 1953)	Executive Vice President, Member of the Board	1975 Joined TMC 2004 Managing Officer of TMC 2006 Toyota Technocraft Co., Ltd. President 2006 Advisor of TMC 2007 Retired from Advisor of TMC 2010 Retired from Toyota Technocraft Co., Ltd. President 2010 Senior Managing Director of TMC 2011 Senior Managing Officer of TMC 2012 Executive Vice President of TMC (important concurrent duties) Corporate Auditor of TOKAI RIKA CO., LTD.	7,350

Masamoto Maekawa (October 17, 1949)	Executive Vice President, Member of the Board	1973 Joined Toyota Motor Sales Co., Ltd. 2003 Managing Officer of TMC 2007 Toyota Administa Corporation President 2007 Advisor of TMC 2009 Retired from Toyota Administa Corporation President 2009 Senior Managing Director of TMC 2011 Senior Managing Officer of TMC 2012 Executive Vice President of TMC	20,300

Mamoru Furuhashi (January 3, 1950)	Director, Member of the Board	1973 Joined TMC 2003 Managing Officer of TMC 2007 Senior Managing Director of TMC 2011 Director and Senior Managing Officer of TMC	30,105

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Takahiko Ijichi (July 15, 1952)	Director, Member of the Board	1976 Joined TMC 2004 Managing Officer of TMC 2008 Senior Managing Director of TMC 2011 Director and Senior Managing Officer of TMC (important concurrent duties) Corporate Auditor of HAMAMATSU PHOTONICS K.K.	20,000

Yasumori Ihara (November 17, 1951)	Director, Member of the Board	1975 Joined Toyota Motor Sales Co., Ltd. 2004 Managing Officer of TMC 2007 Toyota Transportation Co., Ltd. President 2007 Advisor of TMC 2008 Retired from Advisor of TMC 2009 Retired from Toyota Transportation Co., Ltd. President 2009 Senior Managing Director of TMC 2011 Director and Senior Managing Officer of TMC	10,000

Yoichiro Ichimaru (October 10, 1948)	Full-time Corporate Auditor	1971 Joined Toyota Motor Sales Co., Ltd. 2001 Director of TMC 2003 Managing Officer of TMC 2005 Senior Managing Director of TMC 2009 Executive Vice President of TMC 2011 Corporate Auditor of TMC	25,568

Masaki Nakatsugawa (January 29, 1953)	Full-time Corporate Auditor	1976 Joined Toyota Motor Sales Co., Ltd. 2002 Dispatched to Toyota Motor Thailand Co., Ltd. 2004 General Manager for Accounting Div. of TMC 2006 Corporate Auditor of TMC	5,800

Masahiro Kato (September 17, 1952)	Full-time Corporate Auditor	1975 Joined TMC 2009 Toyota Motor (China) Investment Co., Ltd. President 2009 Managing Officer of TMC 2011 Retired from Toyota Motor (China) Investment Co., Ltd. President 2011 Corporate Auditor of TMC	6,600

Yoichi Morishita (June 23, 1934)	Outside Corporate Auditor

1957 Joined Matsushita Electric Industrial Co., Ltd.

1987 Director of the same

1989 Managing Director of the same

1990 Senior Managing Director of the same

1992 Executive Vice President of the same

1993 President of the same

2000 Chairman of the same

2006 Outside Corporate Auditor of TMC

2006 Executive Advisor of Matsushita Electric Industrial Co., Ltd.

2008 Name of Matsushita Electric Industrial Co., Ltd. was changed to Panasonic Corporation

2008 Executive Advisor of Panasonic Corporation

(important concurrent duties)

Executive Advisor of Panasonic Corporation

Outside Corporate Auditor of The Kansai Electric Power Co., Inc.

			—

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Akishige Okada (April 9, 1938)	Outside Corporate Auditor

1963 Joined Mitsui Bank, Ltd.

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

2006 Outside Corporate Auditor of TMC

2010 Honorary Advisor of Sumitomo Mitsui Banking Corporation

(important concurrent duties)

Honorary Advisor of Sumitomo Mitsui Banking Corporation

Outside Corporate Auditor of Mitsui Fudosan Co., Ltd.

Outside Director of Daicel Corporation

—

Kunihiro Matsuo (September 13, 1942)	Outside Corporate Auditor	2004 Supreme Public Prosecutors Office Prosecutor-General 2006 Retired from Supreme Public Prosecutors Office Prosecutor-General 2006 Registered as Attorney 2007 Outside Corporate Auditor of TMC (important concurrent duties) Outside Director of Asahi Glass Co., Ltd. Outside Corporate Auditor of MITSUI & CO., LTD. Outside Corporate Auditor of KOMATSU LTD. Outside Corporate Auditor of BROTHER INDUSTRIES, LTD.	—

Yoko Wake (November 18, 1947)	Outside Corporate Auditor	1970 Joined the Fuji Bank, Limited 1973 Retired from the same 1977 Instructor of Faculty of Business and Commerce of Keio University 1982 Associate Professor of the same 1993 Professor of the same 2011 Outside Corporate Auditor of TMC	—

None of the persons listed above was selected as director, corporate auditor or member of senior management pursuant to an arrangement or understanding with Toyota’s major shareholders, customers, suppliers or others.

6.B COMPENSATION

The aggregate amount of remuneration, including bonuses but excluding stock options, accrued for all directors and corporate auditors as a group by Toyota for services in all capacities during fiscal 2012 was approximately ¥1,275 million. Directors and corporate auditors of Toyota Motor Corporation receive year-end bonuses, the aggregate amount of which is approved at Toyota Motor Corporation’s ordinary general shareholders’ meeting and is based on Toyota Motor Corporation’s financial performance for the fiscal year. The amounts of the bonuses paid to individual directors and corporate auditors are then determined based upon discussions at a meeting of Toyota Motor Corporation’s board of directors and the meeting of corporate auditors.

In addition to the above form of compensation, Toyota has enacted stock option plans every year from 2006 until 2010. Under the 2006 plan, Toyota issued to its directors and corporate auditors stock acquisition rights to purchase 302,000 shares of common stock at an exercise price of ¥6,140 and with an expiration date of July 31, 2014. Under the 2007 plan, Toyota issued to its directors and corporate auditors stock acquisition rights to purchase 322,000 shares of common stock at an exercise price of ¥7,278 and with an expiration date of July 31, 2015. Under the 2008 plan, Toyota issued to its directors and corporate auditors stock acquisition rights to purchase 335,000 shares of common stock at an exercise price of ¥4,726 and with an expiration date of July 31, 2016. Under the 2009 plan, Toyota issued to its directors and corporate auditors stock acquisition rights to purchase 440,000 shares of common stock at an exercise price of ¥4,193 and with an expiration date of July 31, 2017. Under the 2010 plan, Toyota issued to its directors stock acquisition rights to purchase 400,000 shares of common stock at an exercise price of ¥3,183 and with an expiration date of July 31, 2018. See “Share Ownership — Stock Options” for a more detailed discussion of Toyota’s stock option plans.

Toyota’s Annual Securities Report filed with the Kanto Local Bureau of Finance on June 25, 2012, contained the following information concerning compensation in fiscal 2012 on a consolidated basis for directors and corporate auditors whose total compensation exceeded ¥100 million during such period:

- Fujio Cho, Director: ¥144 million (¥105 million in base compensation, ¥22 million in bonus, and ¥16 million in stock options)

- Akio Toyoda, Director: ¥136 million (¥100 million in base compensation, ¥20 million in bonus, and ¥16 million in stock options) The amounts above were recorded as expenses in fiscal 2012. The stock options are the fair market value calculated based on certain conditions as of the grant date.

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

6.D EMPLOYEES

The total number of Toyota employees, on a consolidated basis, as reported in Toyota’s annual Japanese securities report filed with the Director of the Kanto Local Finance Bureau was 325,905 at March 31, 2012, 317,716 at March 31, 2011 and 320,590 at March 31, 2010. The following tables set forth a breakdown of persons employed by business segment and by geographic location at March 31, 2012.

Segment	Number of Employees	Location	Number of Employees
Automotive	286,167	Japan	197,169
Financial services	8,519	North America	38,477
All other	26,685	Europe	19,092
Unallocated	4,534	Asia	47,810
		Other*	23,357

Total company	325,905	Total company	325,905

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

Toyota’s average number of temporary employees on a consolidated basis was 75,757 during fiscal 2012.

6.E SHARE OWNERSHIP

For information on the number of shares of Toyota’s common stock held by each director and corporate auditor as of June 2012, see “— Directors and Senior Management”. Each such director and corporate auditor owns less than one percent of the issued and outstanding shares of common stock of Toyota. The shares held by each director and corporate auditor do not include options that are exercisable for shares of Toyota’s common stock. For a description of these options, see “— Stock Options” below.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

Stock Options

Toyota enacted stock option plans every year from 2006 until 2010. Toyota will not enact any such plan after 2011. The plans for which stock options or stock acquisition rights are currently exercisable or will become exercisable in the future were approved by Toyota’s shareholders in June of 2006, 2007, 2008, 2009 and 2010. Under the 2006 plan, Toyota issued stock acquisition rights to purchase 3,176,000 shares of common stock to its directors and 580 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2007 plan, Toyota issued stock acquisition rights to purchase 3,264,000 shares of common stock to its directors and 579 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2008 plan, Toyota issued stock acquisition rights to purchase 3,494,000 shares of common stock to its directors and 597 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2009 plan, Toyota issued stock acquisition rights to purchase 3,492,000 shares of common stock to its directors and 615 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate. Under the 2010 plan, Toyota issued stock acquisition rights to purchase 3,600,000 shares of common stock to its directors and officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliate.

Pursuant to the provisions of the 2006, 2007, 2008, 2009 and 2010 plans, stock acquisition rights may be exercised during a six-year period that starts two years from the date of grant. The exercise price of each stock acquisition right is 1.025 times the closing price of Toyota’s common stock on the Tokyo Stock Exchange on the date of grant. The 2006, 2007, 2008, 2009 and 2010 plans provide that each director will be granted no more than 400 and no less than 300 stock acquisition rights, and each eligible officer or employee will be granted no more than 200 and no less than 20 stock acquisition rights. For each of the 2006, 2007, 2008, 2009 and 2010 plans, 100 shares will be issued or delivered upon the exercise of each stock acquisition right. The options are granted as of early August of each year for each plan.

An option holder who retires while one’s options are still exercisable retains the right to exercise one’s options until the expiration of the exercise period described above. However, an option holder’s right to purchase common stock under each plan lapses automatically upon one’s death or upon taking position such as in the management with a competitor.

The following table summarizes information for options and the incentive plan outstanding and exercisable at March 31, 2012:

	Outstanding				Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price	Weighted- average exercise price
(Yen)		(Yen)	(U.S. dollars)	(Years)		(Yen)	(U.S. dollars)
¥3,183 – 6,000	8,526,000	¥4,038	$49	5.34	5,774,000	¥4,445	$54
6,001 – 7,278	4,004,000	6,766	82	2.88	4,004,000	6,766	82

Toyota also has an employee stock ownership association in Japan for employees and full time and part time company advisors. Members of the employee stock ownership association set aside certain amounts from their monthly salary and bonuses to purchase Toyota’s common stock through the employee stock ownership association. As of March 31, 2012, the employee stock ownership association held 17,494,728 shares of Toyota’s common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

As of March 31, 2012, 3,447,997,492 shares of Toyota’s common stock were issued, out of which, 281,187,739 shares were treasury stock and 3,166,809,753 shares were outstanding. Beneficial ownership of Toyota’s common stock in the table below was prepared from information known to Toyota or that could be ascertained from public filings, including filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Financial Instruments and Exchange Law of Japan.

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

Name of Beneficial Owner	Number of Shares (in thousands)	Percentage of Shares Issued
Toyota Industries Corporation	218,515	6.34

According to The Bank of New York Mellon, depositary for Toyota’s ADSs, as of March 31, 2012, 81,289,063 shares of Toyota’s common stock were held in the form of ADRs and there were 2,213 ADR holders of record in the United States. According to Toyota’s register of shareholders, as of March 31, 2012, there were 668,186 holders of common stock of record worldwide. As of March 31, 2012, there were 219 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 12.7% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

To the extent known to Toyota, Toyota is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

Toyota knows of no arrangements the operation of which may at a later time result in a change of control.

7.B RELATED PARTY TRANSACTIONS

Business Relationships

Toyota purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s equity-method affiliates and those firms with which certain members of Toyota’s board of directors are affiliated. Toyota purchased materials, supplies and services from these affiliated entities in the amount of ¥3,785.2 billion in fiscal 2012. Toyota also sells its products and services to Toyota’s equity-method affiliates and firms with which certain members of Toyota’s board of directors are affiliated. Toyota sold products and services to these affiliated entities in the amount of ¥1,536.3 billion in fiscal 2012. Toyota believes all of these purchase and sale transactions were arm’s-length transactions. See note 12 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with affiliated companies.

Loans

Toyota regularly has trade accounts and other receivables by, and accounts payable to, Toyota’s equity-method affiliates and firms with which certain members of Toyota’s board of directors are affiliated. Toyota had outstanding trade accounts and other receivables by these affiliated entities in the amount of ¥283.4 billion as of March 31, 2012. Toyota had outstanding trade accounts and other payables to these affiliated entities in the amount of ¥707.9 billion as of March 31, 2012.

Toyota, from time to time, provides short- to medium-term loans to its affiliates, as well as loans under a loan program established by certain subsidiaries to assist their executives and directors with the purchase of homes. As of March 31, 2012, an aggregate amount of ¥8.0 billion in loans was outstanding to its equity-method affiliates. As of March 31, 2012, an aggregate amount of ¥30.0 billion in loans was outstanding to those of its affiliates not accounted for under the equity method, which are 20% to 50% owned by Toyota. As of March 31, 2012, the largest loan outstanding to any such equity-method affiliate was a loan of ¥7.8 billion at a fixed rate. Toyota believes that each of these loans was entered into in the ordinary course of business.

7.C INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1-3.	Consolidated Financial Statements. Toyota’s audited consolidated financial statements are included under “Item 18 — Financial Statements”. Except for Toyota’s consolidated financial statements included under Item 18, no other information in this annual report has been audited by Toyota’s auditors.

4.	Not applicable.

5.	Not applicable.

6.	Export Sales. See “Operating and Financial Review and Prospects — Operating Results — Overview — Geographic Breakdown”.

7.	Legal and Arbitration Proceedings. See “Information on the Company — Business Overview — Legal Proceedings”.

8.	Dividend Policy. See “Key Information — Selected Financial Data — Dividend Information”.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share		Price per ADS
	High	Low	High	Low
Fiscal Year Ended March 31,
2008	¥7,850	¥4,830	$128.12	$96.91
2009	5,670	2,650	106.74	57.68
2010	4,200	3,270	91.78	67.90
2011	3,955	2,800	93.90	67.56
2012	3,635	2,330	87.15	60.37

Financial Quarter Ended:
June 30, 2010	3,830	3,030	81.65	68.05
September 30, 2010	3,280	2,806	74.67	67.56
December 31, 2010	3,340	2,800	79.81	69.33
March 31, 2011	3,955	2,830	93.90	77.36
June 30, 2011	3,425	3,095	84.00	75.85
September 30, 2011	3,480	2,562	85.49	66.34
December 31, 2011	2,710	2,330	69.81	60.37
March 31, 2012	3,635	2,553	87.15	67.27

Month Ended:
December 31, 2011	2,690	2,472	68.66	63.27
January 31, 2012	2,906	2,553	74.88	67.27
February 29, 2012	3,460	2,784	84.90	74.91
March 31, 2012	3,635	3,220	87.15	79.70
April 30, 2012	3,640	3,225	86.98	78.91
May 31, 2012	3,280	2,990	81.60	75.74

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

General

Toyota’s authorized number of shares as of March 31, 2012 was 10,000,000,000 shares, of which 3,447,997,492 shares were issued. Toyota does not issue share certificates for its shares. In accordance with the Corporation Act, the Book-Entry Transfer Act and Toyota’s articles of incorporation, Toyota’s shares are recorded or registered on (i) Toyota’s register of shareholders and (ii) transfer account books of the Japan Securities Depository Center, Inc. (“JASDEC”) which is a book-entry transfer institution and securities firms, banks or other account management institutions. The transfer of shares will generally become effective once the transfer is recorded in the transferee’s account. In order to assert shareholders’ rights against Toyota, a shareholder must generally have his or her name and address recorded or registered on Toyota’s register of shareholders. A shareholder can assert minority shareholders’ rights (shareholders’ rights for which Toyota has not set a record date) against Toyota if JASDEC provides an individual shareholder notice to Toyota upon the shareholder’s request. The shareholder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights.

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

Surrender of American Depositary Receipts. ADR holders will only be permitted to surrender ADRs and withdraw underlying shares constituting an integral number of a whole unit. If a holder surrenders an ADR including ADRs representing shares that do not constitute an integral number of whole units, the depositary will deliver to that holder only those shares which constitute a whole unit. The depositary will then issue to the holder a new ADR representing the remaining shares. Holders of an ADR that represents less than a whole unit of underlying shares will be unable to withdraw the underlying shares. As a result, those holders will be unable to require Toyota to purchase their shares to the extent those shares constitute less than one whole unit.

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

Shareholders may exercise their voting rights by attending the general shareholders’ meeting or in writing by mail. Shareholders who choose to exercise their voting rights by mail must fill out and return to Toyota the voting right exercise form enclosed with the convocation notice of the general shareholders’ meeting by the date specified in such convocation notice. In addition, from the general shareholders’ meeting for fiscal 2009, shareholders may exercise their voting rights through the internet. Shareholders electing to exercise their voting rights through the internet must log on to the “Website to Exercise Voting Rights” using the login ID and temporary password provided in the voting right exercise form enclosed with the convocation notice and submit their votes by a date specified in the convocation notice, following instructions appearing on the website. Institutional investors may also use the Electronic Proxy Voting Platform operated by Investor Communications Japan (“ICJ”) to exercise their voting rights through the use of the Internet, if such institutional investor applies to use the platform in advance. Shareholders may also exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Toyota may refuse a shareholder having two or more proxies attend a general shareholders’ meeting.

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

Report of Substantial Shareholdings

The Financial Instruments and Exchange Law of Japan and regulations under the Law require any person who has become a holder (together with its related persons) of more than 5% of the total issued shares of a company listed on any Japanese stock exchange (including ADSs representing such shares) to file with the Director of a competent Local Finance Bureau, within five business days, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in any shareholding or any change in material matters set out in reports previously filed. Any such report shall be filed with the Director of a competent Local Finance Bureau through the Electronic Disclosure for Investor’s Network (“EDINET”) system. Copies of any report must also be furnished to the company. For this purpose, shares issuable to a shareholder upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by that stock acquisition rights holder and the company’s total issued shares.

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

In general, the acquisition of shares of a Japanese company (such as the shares of capital stock of Toyota) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of capital stock of Toyota) for consideration exceeding ¥100 million to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer or the date of receipt of payment, whichever comes later, unless the transfer was made through a bank, securities company or financial futures trader licensed under Japanese law.

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

Japanese Taxation

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents of Japan or non-Japanese corporations without permanent establishments in Japan (“non-resident Holders”) who are holders of shares of common stock or of ADSs. The following information regarding taxation in Japan is based on the tax treaties and tax laws in force and their interpretation by Japan’s tax authorities as of the date of this annual report. Tax laws and treaties and their interpretations may change (including with retroactive effect). Toyota will not revise this summary on the basis of any such change occurring after the date of this annual report.

Generally, non-resident Holders are subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are, in general, not a taxable event.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is generally 20 percent (20.42 percent, on or after January 1, 2013), provided, with respect to dividends paid on listed shares issued by a

Japanese corporation (such as the shares of common stock or ADSs of Toyota) to non-resident Holders, other than any individual shareholder who holds 3 percent or more of the total issued shares issued by the relevant Japanese corporation, the aforementioned 20 percent (20.42 percent, on or after January 1, 2013) withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before December 31, 2012, (ii) 7.147 percent for dividends due and payable on or after January 1, 2013 but on or before December 31, 2013 and (iii) 15.315 percent for dividends due and payable on or after January 1, 2014. Due to the imposition of a special additional withholding tax (2.1 percent of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake, the original withholding tax rate of 7 percent, 15 percent and 20 percent, as applicable, will be effectively increased, respectively, to 7.147 percent, 15.315 percent and 20.42 percent, during the period beginning on January 1, 2013 and ending on December 31, 2037.

At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain and Sweden, and 10 percent under the income tax treaties with, among other countries, Australia, France, Hong Kong, the Netherlands, Switzerland, the U.K. and the United States.)

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

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired from another individual shares of common stock or ADSs as a legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

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

Toyota does not believe that it was a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2012, and intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually and the application of the PFIC rules to a corporation such as Toyota (which among other things is engaged in leasing and financing through several subsidiaries) is not entirely clear, no assurances can be made regarding determination of its PFIC status in the current or any future taxable year. If Toyota is determined to be a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares of common stock or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate U.S. Holder receives from Toyota will not be eligible for the reduced U.S. federal income tax rates on dividends described above if Toyota is a PFIC either in the taxable year of the dividend or the preceding taxable year. If a U.S. Holder owns shares of common stock or ADSs in any taxable year in which Toyota is a PFIC, such U.S. Holder generally would be required to file Internal Revenue Service (“IRS”) Form 8621 (or other form specified by the U.S. Department of the Treasury) with the U.S. Holder’s U.S. federal income tax return in each year that Toyota is a PFIC. Toyota will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.

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

Toyota uses a value-at-risk analysis (“VAR”) to evaluate its exposure to changes in foreign currency exchange rates. The VAR of the combined foreign exchange position represents a potential loss in pre-tax earnings that was estimated to be ¥107.6 billion and ¥87.9 billion at March 31, 2011 and 2012, respectively. Based on Toyota’s overall currency exposure (including derivative positions), the risk during fiscal 2012 to pre-tax cash flow from currency movements was on average ¥87.9 billion, with a high of ¥95.6 billion and a low of ¥82.5 billion.

The VAR was estimated by using a Monte Carlo Simulation Method and assumed 95% confidence level on the realization date and a 10-day holding period.

Interest Rate Risk

Toyota is subject to market risk from exposures to changes in interest rates based on its financing, investing and cash management activities. Toyota enters into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. The potential decrease in fair value resulting from a hypothetical 100 basis point upward shift in interest rates would be approximately ¥139.6 billion as of March 31, 2011 and ¥144.2 billion as of March 31, 2012.

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

Equity Price Risk

Toyota holds investments in various available-for-sale equity securities that are subject to price risk. The fair value of available-for-sale equity securities was ¥960.2 billion as of March 31, 2011 and ¥1,034.3 billion as of March 31, 2012. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥96.0 billion as of March 31, 2011 and ¥103.4 billion as of March 31, 2012.

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

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•    Issuance of ADSs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property

•    Cancellation of ADSs for the purpose of withdrawal including if the deposit agreement terminates

$0.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to the ADR holder had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

Registration fees	• Registration of transfer of shares on Toyota’s share register to the name of the depositary or its nominee or the custodian or its nominee when shares are deposited or withdrawn

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS	• As necessary

Fees Incurred in Fiscal 2012

For fiscal 2012, Toyota received $200,000 from the Depositary for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls) and expenses relating to Toyota’s annual general shareholders’ meeting that are incurred with respect to Toyota’s ADR holders. The Depositary also paid Toyota’s continuing annual stock exchange listing fees.

Fees to be Paid in the Future

The Depositary has agreed to reimburse Toyota for expenses Toyota incurs that are related to the maintenance of the ADS program. The Depositary has agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which includes the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse Toyota annually for investor relations expenses and any other program related expenses. There are limits on the amount of expenses for which the Depositary will reimburse Toyota, but the amount of reimbursement available to Toyota is not tied to the amount of fees investors pay to the Depositary.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) DISCLOSURE CONTROLS AND PROCEDURES

Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the fiscal 2012. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Form 20-F that Toyota files under the Exchange Act is accumulated and communicated to its management, including the chief executive officer and the principal accounting and financial officer, to allow timely decision regarding required disclosure. The disclosure controls and procedures also ensures that the Form 20-F that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Toyota’s Chairman of the Board and the Executive Vice President. Toyota’s disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. The Chairman of the Board and the Executive Vice President have concluded that Toyota’s disclosure controls and procedures are effective at the reasonable assurance level.

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

Based on this evaluation, management concluded that Toyota’s internal control over financial reporting was effective as of March 31, 2012.

PricewaterhouseCoopers Aarata, an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Toyota’s internal control over financial reporting as of March 31, 2012, as stated in its report included herein.

(c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Toyota’s independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on the effectiveness of Toyota’s internal control over financial reporting. This report appears in Item 18.

(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in Toyota’s internal control over financial reporting during fiscal 2012 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.

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

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Aarata and the various network and member firms of PricewaterhouseCoopers to Toyota in fiscal 2011 and fiscal 2012.

	Yen in millions
	2011	2012
Audit Fees(1)	¥3,332	¥3,039
Audit-related Fees(2)	54	81
Tax Fees(3)	490	411
All Other Fees(4)	231	276

Total	¥4,107	¥3,807

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the services of annual audit, quarterly reviews and assessment and reviews of the effectiveness of internal controls over financial reporting of Toyota and its subsidiaries and affiliates; the services associated with SEC registration statements or other documents issued in connection with securities offerings such as comfort letters and consents; and consultations as to the accounting or disclosure treatment of transactions or events.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include services such as due diligence; agreed-upon or expanded audit procedures; internal control reviews and assistance; review of the information system; and financial statement audits of employee benefit plans.

(3)	Tax Fees include fees billed for tax compliance services, including services such as tax planning, advice and compliance of federal, state, local and international tax; the review of tax returns; assistance with tax audits and appeals; tax-only valuation services including transfer pricing and cost segregation studies; expatriate tax assistance and compliance.

(4)	All Other Fees primarily include fees billed for risk management advisory services of assessment and testing of security infrastructure controls; advisory services relating to accounting manual and accounting control; advisory services relating to establishment of a new subsidiary; assistance with continuing education and training; and services providing information related to automotive market conditions and sales networks.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of Toyota’s common stock by Toyota and its affiliated purchasers during fiscal 2012:

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share (Yen)(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1, 2011 – April 30, 2011	1,868	¥3,279.00	—	—
May 1, 2011 – May 31, 2011	2,205	3,270.90	—	—
June 1, 2011 – June 30, 2011	2,789	3,276.38	—	—
July 1, 2011 – July 31, 2011	2,637	3,333.25	—	—
August 1, 2011 – August 31, 2011	2,420	2,957.55	—	—
September 1, 2011 – September 30, 2011	1,204	2,674.98	—	—
October 1, 2011 – October 31, 2011	1,047	2,576.91	—	—
November 1, 2011 – November 30, 2011	1,190	2,525.23	—	—
December 1, 2011 – December 31, 2011	1,884	2,575.53	—	—
January 1, 2012 – January 31, 2012(3)	4,317,766	2,565.09	—	—
February 1, 2012 – February 29, 2012	12,815	2,725.63	—	—
March 1, 2012 – March 31, 2012	2,701	3,417.45	—	—

Total	4,350,526	—	—	—

(1)	A portion of the above purchases were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Toyota to purchase shares that are a fraction of a unit, in accordance with Toyota’s share handling regulations. Toyota is required to comply with such requests pursuant to the Corporation Act. See “Memorandum and Articles of Association — Japanese Unit Share System”.

(2)	Toyota did not have any publicly announced plans or programs in place for fiscal 2012.

(3)	4,310,444 of the total number of 4,317,766 shares purchased during this period were obtained by affiliates of Toyota in exchange for shares of Toyota Auto Body Co., Ltd. and Kanto Auto Works, Ltd. as a result of share exchanges between Toyota and these companies.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Toyota Jidosha Kabushiki Kaisha

(“Toyota Motor Corporation”)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Toyota Motor Corporation and its subsidiaries at March 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Aarata

Nagoya, Japan

June 25, 2012

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Current assets
Cash and cash equivalents	¥2,080,709	¥1,679,200	$20,431
Time deposits	203,874	80,301	977
Marketable securities	1,225,435	1,181,070	14,370
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥11,856 million in 2011 and ¥13,004 million ($158 million) in 2012	1,449,151	1,999,827	24,332
Finance receivables, net	4,136,805	4,114,897	50,065
Other receivables	306,201	408,547	4,971
Inventories	1,304,242	1,622,282	19,738
Deferred income taxes	605,884	718,687	8,744
Prepaid expenses and other current assets	517,454	516,378	6,283

Total current assets	11,829,755	12,321,189	149,911

Noncurrent finance receivables, net	5,556,746	5,602,462	68,165

Investments and other assets
Marketable securities and other securities investments	3,571,187	4,053,572	49,320
Affiliated companies	1,827,331	1,920,987	23,372
Employees receivables	62,158	56,524	688
Other	661,829	460,851	5,607

Total investments and other assets	6,122,505	6,491,934	78,987

Property, plant and equipment
Land	1,237,620	1,243,261	15,127
Buildings	3,635,605	3,660,912	44,542
Machinery and equipment	8,947,350	9,094,399	110,651
Vehicles and equipment on operating leases	2,491,946	2,575,353	31,334
Construction in progress	298,828	275,357	3,350

Total property, plant and equipment, at cost	16,611,349	16,849,282	205,004
Less - Accumulated depreciation	(10,302,189)	(10,613,902)	(129,139)

Total property, plant and equipment, net	6,309,160	6,235,380	75,865

Total assets	¥29,818,166	¥30,650,965	$372,928

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Current liabilities
Short-term borrowings	¥3,179,009	¥3,450,649	$41,984
Current portion of long-term debt	2,772,827	2,512,620	30,571
Accounts payable	1,503,072	2,242,583	27,285
Other payables	579,326	629,093	7,654
Accrued expenses	1,773,233	1,828,523	22,248
Income taxes payable	112,801	133,778	1,628
Other current liabilities	870,722	984,328	11,976

Total current liabilities	10,790,990	11,781,574	143,346

Long-term liabilities
Long-term debt	6,449,220	6,042,277	73,516
Accrued pension and severance costs	668,022	708,402	8,619
Deferred income taxes	810,127	908,883	11,058
Other long-term liabilities	179,783	143,351	1,744

Total long-term liabilities	8,107,152	7,802,913	94,937

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value, authorized: 10,000,000,000 shares in 2011 and 2012; issued: 3,447,997,492 shares in 2011 and 2012	397,050	397,050	4,831
Additional paid-in capital	505,760	550,650	6,700
Retained earnings	11,835,665	11,917,074	144,994
Accumulated other comprehensive income (loss)	(1,144,721)	(1,178,833)	(14,343)
Treasury stock, at cost, 312,298,805 shares in 2011 and 281,187,739 shares in 2012	(1,261,383)	(1,135,680)	(13,818)

Total Toyota Motor Corporation shareholders’ equity	10,332,371	10,550,261	128,364

Noncontrolling interests	587,653	516,217	6,281

Total shareholders’ equity	10,920,024	11,066,478	134,645

Commitments and contingencies
Total liabilities and shareholders’ equity	¥29,818,166	¥30,650,965	$372,928

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2010	2011	2012	2012
Net revenues
Sales of products	¥17,724,729	¥17,820,520	¥17,511,916	$213,066
Financing operations	1,226,244	1,173,168	1,071,737	13,040

Total net revenues	18,950,973	18,993,688	18,583,653	226,106

Costs and expenses
Cost of products sold	15,971,496	15,985,783	15,795,918	192,188
Cost of financing operations	712,301	629,543	592,646	7,211
Selling, general and administrative	2,119,660	1,910,083	1,839,462	22,380

Total costs and expenses	18,803,457	18,525,409	18,228,026	221,779

Operating income	147,516	468,279	355,627	4,327

Other income (expense)
Interest and dividend income	78,224	90,771	99,865	1,215
Interest expense	(33,409)	(29,318)	(22,922)	(279)
Foreign exchange gain, net	68,251	14,305	37,105	452
Other income (loss), net	30,886	19,253	(36,802)	(448)

Total other income (expense)	143,952	95,011	77,246	940

Income before income taxes and equity in earnings of affiliated companies	291,468	563,290	432,873	5,267

Provision for income taxes	92,664	312,821	262,272	3,191
Equity in earnings of affiliated companies	45,408	215,016	197,701	2,405

Net income	244,212	465,485	368,302	4,481

Less: Net income attributable to noncontrolling interests	(34,756)	(57,302)	(84,743)	(1,031)

Net income attributable to Toyota Motor Corporation	¥209,456	¥408,183	¥283,559	$3,450

	Yen			U.S. dollars
Net income attributable to Toyota Motor Corporation per share
- Basic	¥66.79	¥130.17	¥90.21	$1.10

- Diluted	¥66.79	¥130.16	¥90.20	$1.10

Cash dividends per share	¥45.00	¥50.00	¥50.00	$0.61

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2009	¥397,050	¥501,211	¥11,531,622	¥(1,107,781)	¥(1,260,895)	¥10,061,207	¥539,530	¥10,600,737

Equity transaction with noncontrolling interests and other		(2,116)				(2,116)	(2,748)	(4,864)
Issuance during the year		2,236				2,236		2,236
Comprehensive income
Net income			209,456			209,456	34,756	244,212
Other comprehensive income
Foreign currency translation adjustments				9,894		9,894	5,721	15,615
Unrealized gains or (losses) on securities, net of reclassification adjustments				176,407		176,407	4,095	180,502
Pension liability adjustments				74,645		74,645	98	74,743

Total comprehensive income						470,402	44,670	515,072

Dividends paid to Toyota Motor Corporation shareholders			(172,476)			(172,476)		(172,476)
Dividends paid to noncontrolling interests							(10,732)	(10,732)
Purchase and reissuance of common stock					470	470		470

Balances at March 31, 2010	¥397,050	¥501,331	¥11,568,602	¥(846,835)	¥(1,260,425)	¥10,359,723	¥570,720	¥10,930,443

Equity transaction with noncontrolling interests and other		2,310				2,310	5,183	7,493
Issuance during the year		2,119				2,119		2,119
Comprehensive income
Net income			408,183			408,183	57,302	465,485
Other comprehensive income (loss)
Foreign currency translation adjustments				(287,613)		(287,613)	(11,965)	(299,578)
Unrealized gains or (losses) on securities, net of reclassification adjustments				(26,058)		(26,058)	(1,599)	(27,657)
Pension liability adjustments				15,785		15,785	(4,331)	11,454

Total comprehensive income						110,297	39,407	149,704

Dividends paid to Toyota Motor Corporation shareholders			(141,120)			(141,120)		(141,120)
Dividends paid to noncontrolling interests							(27,657)	(27,657)
Purchase and reissuance of common stock					(958)	(958)		(958)

Balances at March 31, 2011	¥397,050	¥505,760	¥11,835,665	¥(1,144,721)	¥(1,261,383)	¥10,332,371	¥587,653	¥10,920,024

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2011	¥397,050	¥505,760	¥11,835,665	¥(1,144,721)	¥(1,261,383)	¥10,332,371	¥587,653	¥10,920,024

Equity transaction with noncontrolling interests and other		43,311	(45,365)	(6,503)	125,819	117,262	(119,824)	(2,562)
Issuance during the year		1,483				1,483		1,483
Comprehensive income
Net income			283,559			283,559	84,743	368,302
Other comprehensive income (loss)
Foreign currency translation adjustments				(87,729)		(87,729)	(5,563)	(93,292)
Unrealized gains or (losses) on securities, net of reclassification adjustments				129,328		129,328	2,466	131,794
Pension liability adjustments				(69,208)		(69,208)	4,098	(65,110)

Total comprehensive income						255,950	85,744	341,694

Dividends paid to Toyota Motor Corporation shareholders			(156,785)			(156,785)		(156,785)
Dividends paid to noncontrolling interests							(37,356)	(37,356)
Purchase and reissuance of common stock		96			(116)	(20)		(20)

Balances at March 31, 2012	¥397,050	¥550,650	¥11,917,074	¥(1,178,833)	¥(1,135,680)	¥10,550,261	¥516,217	¥11,066,478

	U.S. dollars in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2011	$4,831	$6,154	$144,004	$(13,928)	$(15,348)	$125,713	$7,150	$132,863

Equity transaction with noncontrolling interests and other		527	(552)	(79)	1,531	1,427	(1,458)	(31)
Issuance during the year		18				18		18
Comprehensive income
Net income			3,450			3,450	1,031	4,481
Other comprehensive income (loss)
Foreign currency translation adjustments				(1,067)		(1,067)	(68)	(1,135)
Unrealized gains or (losses) on securities, net of reclassification adjustments				1,573		1,573	30	1,603
Pension liability adjustments				(842)		(842)	50	(792)

Total comprehensive income						3,114	1,043	4,157

Dividends paid to Toyota Motor Corporation shareholders			(1,908)			(1,908)		(1,908)
Dividends paid to noncontrolling interests							(454)	(454)
Purchase and reissuance of common stock		1			(1)	(0)		(0)

Balances at March 31, 2012	$4,831	$6,700	$144,994	$(14,343)	$(13,818)	$128,364	$6,281	$134,645

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2010	2011	2012	2012
Cash flows from operating activities
Net income	¥244,212	¥465,485	¥368,302	$4,481
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,414,569	1,175,573	1,067,830	12,992
Provision for doubtful accounts and credit losses	100,775	4,140	9,623	117
Pension and severance costs, less payments	1,254	(23,414)	16,711	203
Losses on disposal of fixed assets	46,937	36,214	33,528	408
Unrealized losses on available-for-sale securities, net	2,486	7,915	53,831	655
Deferred income taxes	25,537	85,710	6,395	78
Equity in earnings of affiliated companies	(45,408)	(215,016)	(197,701)	(2,405)
Changes in operating assets and liabilities, and other
(Increase) decrease in accounts and notes receivable	(576,711)	421,423	(585,464)	(7,123)
(Increase) decrease in inventories	56,059	51,808	(344,923)	(4,197)
(Increase) decrease in other current assets	97,494	38,307	(180,529)	(2,196)
Increase (decrease) in accounts payable	649,214	(406,210)	756,363	9,203
Increase (decrease) in accrued income taxes	102,207	(40,629)	20,943	255
Increase in other current liabilities	213,341	239,319	316,366	3,849
Other	226,564	183,384	111,160	1,352

Net cash provided by operating activities	2,558,530	2,024,009	1,452,435	17,672

Cash flows from investing activities
Additions to finance receivables	(7,806,201)	(8,438,785)	(8,333,248)	(101,390)
Collection of finance receivables	7,509,578	7,934,364	8,007,711	97,429
Proceeds from sales of finance receivables	8,390	69,576	53,999	657
Additions to fixed assets excluding equipment leased to others	(604,536)	(629,326)	(723,537)	(8,803)
Additions to equipment leased to others	(833,065)	(1,061,865)	(808,545)	(9,838)
Proceeds from sales of fixed assets excluding equipment leased to others	52,473	51,342	36,633	446
Proceeds from sales of equipment leased to others	465,092	486,695	431,313	5,248
Purchases of marketable securities and security investments	(2,412,182)	(4,421,807)	(3,173,634)	(38,614)
Proceeds from sales of marketable securities and security investments	77,025	189,037	162,160	1,973
Proceeds upon maturity of marketable securities and security investments	1,031,716	3,527,119	2,694,665	32,786
Payment for additional investments in affiliated companies, net of cash acquired	(1,020)	(299)	(147)	(2)
Changes in investments and other assets, and other	(337,454)	177,605	209,972	2,555

Net cash used in investing activities	¥(2,850,184)	¥(2,116,344)	¥(1,442,658)	$(17,553)

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2010	2011	2012	2012
Cash flows from financing activities
Proceeds from issuance of long-term debt	¥3,178,310	¥2,931,436	¥2,394,807	$29,138
Payments of long-term debt	(2,938,202)	(2,489,632)	(2,867,572)	(34,889)
Increase (decrease) in short-term borrowings	(335,363)	162,260	311,651	3,792
Dividends paid	(172,476)	(141,120)	(156,785)	(1,908)
Purchase of common stock, and other	(10,251)	(28,617)	(37,448)	(456)

Net cash provided by (used in) financing activities	(277,982)	434,327	(355,347)	(4,323)

Effect of exchange rate changes on cash and cash equivalents	(8,898)	(127,029)	(55,939)	(681)

Net increase (decrease) in cash and cash equivalents	(578,534)	214,963	(401,509)	(4,885)
Cash and cash equivalents at beginning of year	2,444,280	1,865,746	2,080,709	25,316

Cash and cash equivalents at end of year	¥1,865,746	¥2,080,709	¥1,679,200	$20,431

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

Other costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥304,375 million, ¥308,903 million and ¥304,713 million ($3,707 million) for the years ended March 31, 2010, 2011 and 2012, respectively.

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

Research and development costs are expensed as incurred. Research and development costs were ¥725,345 million, ¥730,340 million and ¥779,806 million ($9,488 million) for the years ended March 31, 2010, 2011 and 2012, respectively.

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

Finance receivables -

Finance receivables recorded on Toyota’s balance sheet are comprised of the unpaid principal balance, plus accrued interest, less charge-offs, net of any unearned income and deferred origination costs and the allowance for credit losses. Deferred origination costs are amortized so as to approximate a level rate of return over the term of the related contracts.

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

The contract periods of auto loans primarily range from 2 to 7 years. Toyota acquires security interests in the vehicles financed and has the right to repossess vehicles if customers fail to meet their contractual obligations. Almost all auto loans are non-recourse, which relieves the dealers from financial responsibility in the event of repossession.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota classifies retail receivables portfolio segment into one class based on common risk characteristics associated with the underlying finance receivables, the similarity of the credit risks, and the quantitative materiality.

Finance lease receivables portfolio segment -

Toyota acquires new vehicle lease contracts originated primarily through dealers. The contract periods of these primarily range from 2 to 5 years. Lease contracts acquired must first meet specified credit standards after which Toyota assumes ownership of the leased vehicle. Toyota is responsible for contract collection and administration during the lease period.

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

A receivable account balance is considered impaired when, based on current information and events, it is probable that Toyota will be unable to collect all amounts due according to the terms of the contract. Factors such as payment history, compliance with terms and conditions of the underlying loan agreement and other subjective factors related to the financial stability of the borrower are considered when determining whether a loan is impaired. Impaired finance receivables include certain nonaccrual receivables for which a specific reserve has been assessed. An account modified as a troubled debt restructuring is considered to be impaired. A troubled debt restructuring occurs when an account is modified through a concession to a borrower experiencing financial difficulty.

All classes of wholesale and other dealer loan receivables portfolio segment are placed on nonaccrual status when full payment of principal or interest is in doubt, or when principal or interest is 90 days or more contractually past due, whichever occurs first. Collateral dependent loans are placed on nonaccrual status if collateral is insufficient to cover principal and interest. Interest accrued but not collected at the date a receivable is placed on nonaccrual status is reversed against interest income. In addition, the amortization of net deferred fees is suspended.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest income on nonaccrual receivables is recognized only to the extent it is received in cash. Accounts are restored to accrual status only when interest and principal payments are brought current and future payments are reasonably assured. Receivable balances are written-off against the allowance for credit losses when it is probable that a loss has been realized. Retail receivables class and finance lease receivables class are not placed generally on nonaccrual status when principal or interest is 90 days or more past due. However, these receivables are generally written-off against the allowance for credit losses when payments due are no longer expected to be received or the account is 120 days contractually past due, whichever occurs first.

As of March 31, 2011 and 2012, finance receivables on nonaccrual status were as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Retail	¥2,633	¥2,822	$34
Finance leases	1,136	958	12
Wholesale	6,722	5,485	67
Real estate	14,437	11,736	143
Working capital	272	37	0

	¥25,200	¥21,038	$256

As of March 31, 2011 and 2012, finance receivables past due over 90 days and still accruing were as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Retail	¥23,734	¥24,263	$295
Finance leases	4,484	7,674	94

	¥28,218	¥31,937	$389

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Troubled debt restructurings in the retail receivables and finance lease receivables portfolio segments are specifically identified as impaired and aggregated with their respective portfolio segments when determining the allowance for credit losses. Impaired loans in the retail receivables and finance lease receivables portfolio segments are insignificant for individual evaluation and Toyota has determined that allowance for credit losses for each of the retail receivables and finance lease receivables portfolio segments would not be materially different if they had been individually evaluated for impairment.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories -

Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” (“LIFO”) basis. Inventories valued on the LIFO basis totaled ¥151,183 million and ¥220,582 million ($2,684 million) at March 31, 2011 and 2012, respectively. Had the “first-in, first-out” basis been used for those companies using the LIFO basis, inventories would have been ¥57,943 million and ¥56,799 million ($691 million) higher than reported at March 31, 2011 and 2012, respectively.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Accounting changes -

In October 2009, FASB issued updated guidance of accounting for and disclosure of revenue recognition with multiple deliverables. This guidance allows the use of estimated selling price for determining the selling price of deliverables, eliminates the residual method of allocation and expands the disclosures related to a vendor’s multiple-deliverable revenue arrangements. Toyota adopted this guidance for revenue arrangements entered into or materially modified in the fiscal year begun on or after June 15, 2010. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In April 2011, FASB issued updated guidance to clarify the accounting for and disclosures about troubled debt restructurings by creditors. This guidance provides the criteria as to whether a loan modification constitutes a troubled debt restructuring and requires additional disclosures about troubled debt restructurings. Toyota adopted this guidance from the fiscal year ended March 31, 2012. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements. For a further discussion of additional disclosures by adoption of this guidance, please see note 7 to Toyota’s consolidated financial statements.

In May 2011, FASB issued updated guidance on fair value measurement and disclosure requirements. This guidance is the amendment to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. Consequently, this guidance changes some fair value measurement principles and enhances the disclosure requirements. Toyota adopted this guidance from the fiscal year ended March 31, 2012. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements. For a further discussion of additional disclosures by adoption of this guidance, please see notes 21 and 26 to Toyota’s consolidated financial statements.

Recent pronouncements to be adopted in future periods -

In June 2011, FASB issued updated guidance of presentation of comprehensive income. This guidance requires to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance is effective for fiscal year, and interim period within the fiscal year, beginning after December 15, 2011. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In December 2011, FASB issued updated guidance of disclosures about offsetting assets and liabilities. This guidance requires additional disclosures about gross and net information for assets and liabilities including financial instruments eligible for offset in the balance sheets. This guidance is effective for fiscal year beginning on or after January 1, 2013, and for interim period within the fiscal year. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications -

Certain prior year amounts have been reclassified to conform to the presentations as of and for the year ended March 31, 2012.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥82.19 = U.S. $1, the approximate current exchange rate at March 31, 2012, was used for the translation of the accompanying consolidated financial amounts of Toyota as of and for the year ended March 31, 2012.

4. Supplemental cash flow information:

Cash payments for income taxes were ¥(207,278) million, ¥211,487 million and ¥282,440 million ($3,436 million) for the years ended March 31, 2010, 2011 and 2012, respectively. Interest payments during the years ended March 31, 2010, 2011 and 2012 were ¥445,049 million, ¥382,903 million and ¥365,109 million ($4,442 million), respectively.

Capital lease obligations of ¥3,400 million, ¥10,478 million and ¥5,847 million ($71 million) were incurred for the years ended March 31, 2010, 2011 and 2012, respectively.

5. Acquisitions and dispositions:

During the years ended March 31, 2010, 2011 and 2012, Toyota made several acquisitions and dispositions, however the assets and liabilities acquired or transferred were not material.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Marketable securities and other securities investments:

Marketable securities and other securities investments include government bonds and common stocks for which the aggregate cost, gross unrealized gains and losses and fair value are as follows:

	Yen in millions
	March 31, 2011
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Government bonds	¥3,174,236	¥21,712	¥68,778	¥3,127,170
Common stocks	670,405	336,598	46,774	960,229
Other	561,387	15,940	376	576,951

Total	¥4,406,028	¥374,250	¥115,928	¥4,664,350

Securities not practicable to determine fair value
Common stocks	¥109,203
Other	23,069

Total	¥132,272

	Yen in millions
	March 31, 2012
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Government bonds	¥3,580,574	¥72,485	¥51,147	¥3,601,912
Common stocks	605,889	444,073	15,643	1,034,319
Other	475,109	21,846	11	496,944

Total	¥4,661,572	¥538,404	¥66,801	¥5,133,175

Securities not practicable to determine fair value
Common stocks	¥79,420
Other	22,047

Total	¥101,467

	U.S. dollars in millions
	March 31, 2012
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Government bonds	$43,564	$882	$622	$43,824
Common stocks	7,372	5,403	191	12,584
Other	5,781	266	0	6,047

Total	$56,717	$6,551	$813	$62,455

Securities not practicable to determine fair value
Common stocks	$967
Other	268

Total	$1,235

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of unrealized gains and losses that were originally reported for 2011 were corrected. There was no effect on the disclosed carrying values or market values and the information included in the table above reflects the adjustments made.

Government bonds include 77% of Japanese government bonds, and 23% of U.S. and European government bonds as of March 31, 2011, and 60% of Japanese government bonds, and 40% of U.S., European and other government bonds as of March 31, 2012. Listed stocks on the Japanese stock markets represent 86% and 83% of common stocks which are included in available-for-sale as of March 31, 2011 and 2012, respectively. “Other” includes primarily commercial paper.

Unrealized losses continuing over a 12 month period or more in the aggregate were not material at March 31, 2011 and 2012.

As of March 31, 2011 and 2012, maturities of government bonds and other included in available-for-sale are mainly from 1 to 10 years.

Proceeds from sales of available-for-sale securities were ¥77,025 million, ¥189,037 million and ¥162,160 million ($1,973 million) for the years ended March 31, 2010, 2011 and 2012, respectively. On those sales, gross realized gains were ¥3,186 million, ¥8,974 million and ¥4,822 million ($59 million) and gross realized losses were ¥7 million, ¥87 million and ¥15 million ($0 million), respectively.

During the years ended March 31, 2010, 2011 and 2012, Toyota recognized impairment losses on available-for-sale securities of ¥2,486 million, ¥7,915 million and ¥53,831 million ($655 million), respectively, which are included in “Other income (loss), net” in the accompanying consolidated statements of income.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Finance receivables:

Finance receivables consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Retail	¥7,128,453	¥7,248,793	$88,195
Finance leases	1,123,188	955,430	11,625
Wholesale and other dealer loans	1,990,557	2,033,954	24,747

	10,242,198	10,238,177	124,567
Deferred origination costs	104,391	105,533	1,284
Unearned income	(496,235)	(494,123)	(6,012)
Allowance for credit losses
Retail	(92,199)	(77,353)	(941)
Finance leases	(36,024)	(30,637)	(373)
Wholesale and other dealer loans	(28,580)	(24,238)	(295)

Total allowance for credit losses	(156,803)	(132,228)	(1,609)

Total finance receivables, net	9,693,551	9,717,359	118,230
Less - Current portion	(4,136,805)	(4,114,897)	(50,065)

Noncurrent finance receivables, net	¥5,556,746	¥5,602,462	$68,165

Finance receivables were geographically distributed as follows: in North America 59.0%, in Japan 12.7%, in Europe 10.4%, in Asia 5.8% and in Other 12.1% as of March 31, 2011, and in North America 58.1%, in Japan 12.0%, in Europe 10.3%, in Asia 7.1% and in Other 12.5% as of March 31, 2012.

The contractual maturities of retail receivables, the future minimum lease payments on finance leases and wholesale and other dealer loans at March 31, 2012 are summarized as follows:

	Yen in millions			U.S. dollars in millions
Years ending March 31,	Retail	Finance leases	Wholesale and other dealer loans	Retail	Finance leases	Wholesale and other dealer loans
2013	¥2,528,895	¥276,630	¥1,490,687	$30,769	$3,366	$18,137
2014	1,774,195	182,404	209,151	21,586	2,219	2,545
2015	1,380,910	117,854	78,369	16,802	1,434	953
2016	881,267	80,239	71,637	10,722	976	872
2017	427,490	19,546	98,111	5,201	238	1,194
Thereafter	256,036	11,969	85,999	3,115	146	1,046

	¥7,248,793	¥688,642	¥2,033,954	$88,195	$8,379	$24,747

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finance leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Minimum lease payments	¥804,871	¥688,642	$8,379
Estimated unguaranteed residual values	318,317	266,788	3,246

	1,123,188	955,430	11,625
Deferred origination costs	5,406	3,722	45
Less - Unearned income	(104,419)	(90,887)	(1,106)
Less - Allowance for credit losses	(36,024)	(30,637)	(373)

Finance leases, net	¥988,151	¥837,628	$10,191

Toyota is exposed to credit risk on Toyota’s finance receivables. Credit risk is the risk of loss arising from the failure of customers or dealers to meet the terms of their contracts with Toyota or otherwise fail to perform as agreed. Toyota estimates allowance for credit losses by variety of credit-risk evaluation process to cover probable and estimable losses above.

The table below shows the amount of the finance receivables segregated into aging categories based on the number of days outstanding as of March 31, 2011 and 2012:

	Yen in millions
	March 31, 2011
	Retail	Finance leases	Wholesale	Real estate	Working capital
Current	¥7,017,171	¥1,111,453	¥897,971	¥494,700	¥593,516
31-60 days past due	72,082	5,968	2,260	404	44
61-90 days past due	15,466	1,283	355	34	0
Over 90 days past due	23,734	4,484	74	621	578

Total	¥7,128,453	¥1,123,188	¥900,660	¥495,759	¥594,138

	Yen in millions
	March 31, 2012
	Retail	Finance leases	Wholesale	Real estate	Working capital
Current	¥7,146,365	¥939,345	¥923,642	¥535,296	¥574,671
31-60 days past due	64,314	5,766	3	—	70
61-90 days past due	13,851	2,645	—	—	—
Over 90 days past due	24,263	7,674	53	98	121

Total	¥7,248,793	¥955,430	¥923,698	¥535,394	¥574,862

	U.S. dollars in millions
	March 31, 2012
	Retail	Finance leases	Wholesale	Real estate	Working capital
Current	$86,949	$11,429	$11,238	$6,513	$6,992
31-60 days past due	782	70	0	—	1
61-90 days past due	169	32	—	—	—
Over 90 days past due	295	94	1	1	1

Total	$88,195	$11,625	$11,239	$6,514	$6,994

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below show the recorded investment for each credit quality of the finance receivable within the wholesale and other dealer loan receivables portfolio segment in the United States and other regions as of March 31, 2011 and 2012:

United States

The wholesale and other dealer loan receivables portfolio segment is primarily segregated into credit qualities below based on internal risk assessments by dealers.

Performing: Account not classified as either Credit Watch, At Risk or Default

Credit Watch: Account designated for elevated attention

At Risk:	Account where there is a probability that default exists based on qualitative and quantitative factors
Default:	Account is not currently meeting contractual obligations or we have temporarily waived certain contractual requirements

	Yen in millions
	March 31, 2011
	Wholesale	Real estate	Working capital	Total
Performing	¥504,960	¥283,450	¥90,545	¥878,955
Credit Watch	58,106	41,967	12,198	112,271
At Risk	6,494	12,344	1,066	19,904
Default	803	931	655	2,389

Total	¥570,363	¥338,692	¥104,464	¥1,013,519

	Yen in millions
	March 31, 2012
	Wholesale	Real estate	Working capital	Total
Performing	¥513,632	¥307,867	¥116,871	¥938,370
Credit Watch	55,513	38,382	5,014	98,909
At Risk	6,394	12,157	618	19,169
Default	466	30	423	919

Total	¥576,005	¥358,436	¥122,926	¥1,057,367

	U.S. dollars in millions
	March 31, 2012
	Wholesale	Real estate	Working capital	Total
Performing	$6,249	$3,746	$1,422	$11,417
Credit Watch	676	467	61	1,204
At Risk	78	148	7	233
Default	6	0	5	11

Total	$7,009	$4,361	$1,495	$12,865

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other regions

Credit qualities of the wholesale and other dealer loan receivables portfolio segment in other regions are also monitored based on internal risk assessments by dealers on a consistent basis as in the United States. These accounts classified as “Credit Watch” or “At Risk” were not significant in other regions, and consequently the tables below summarize information for two categories, “Performing” and “Default”.

	Yen in millions
	March 31, 2011
	Wholesale	Real estate	Working capital	Total
Performing	¥315,744	¥151,020	¥485,974	¥952,738
Default	14,553	6,047	3,700	24,300

Total	¥330,297	¥157,067	¥489,674	¥977,038

	Yen in millions
	March 31, 2012
	Wholesale	Real estate	Working capital	Total
Performing	¥330,264	¥170,886	¥451,505	¥952,655
Default	17,429	6,072	431	23,932

Total	¥347,693	¥176,958	¥451,936	¥976,587

	U.S. dollars in millions
	March 31, 2012
	Wholesale	Real estate	Working capital	Total
Performing	$4,018	$2,079	$5,494	$11,591
Default	212	74	5	291

Total	$4,230	$2,153	$5,499	$11,882

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below summarize information about impaired finance receivables:

	Yen in millions
	Recorded investment		Unpaid principal balance		Individually evaluated allowance
	March 31,		March 31,		March 31,
	2011	2012	2011	2012	2011	2012
Impaired account balances individually evaluated for impairment with an allowance:
Wholesale	¥7,192	¥8,105	¥7,192	¥8,105	¥896	¥2,716
Real estate	18,173	16,429	18,173	16,429	6,553	4,252
Working capital	4,841	995	4,841	995	3,436	573

Total	¥30,206	¥25,529	¥30,206	¥25,529	¥10,885	¥7,541

Impaired account balances individually evaluated for impairment without an allowance:
Wholesale	¥12,745	¥14,015	¥12,745	¥14,015
Real estate	—	15	—	15
Working capital	272	38	272	38

Total	¥13,017	¥14,068	¥13,017	¥14,068

Impaired account balances aggregated and evaluated for impairment:
Retail	¥48,376	¥42,438	¥47,640	¥41,790
Finance leases	433	325	378	180

Total	¥48,809	¥42,763	¥48,018	¥41,970

Total impaired account balances:
Retail	¥48,376	¥42,438	¥47,640	¥41,790
Finance leases	433	325	378	180
Wholesale	19,937	22,120	19,937	22,120
Real estate	18,173	16,444	18,173	16,444
Working capital	5,113	1,033	5,113	1,033

Total	¥92,032	¥82,360	¥91,241	¥81,567

	Yen in millions
	Average impaired finance receivables		Interest income recognized
	For the years ended March 31,		For the years ended March 31,
	2011	2012	2011	2012
Total impaired account balances:
Retail	¥48,898	¥44,362	¥4,373	¥3,700
Finance leases	480	279	30	7
Wholesale	16,231	18,734	171	79
Real estate	19,545	16,137	514	395
Working capital	4,979	2,592	86	79

Total	¥90,133	¥82,104	¥5,174	¥4,260

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	U.S. dollars in millions
	March 31, 2012
	Recorded investment	Unpaid principal balance	Individually evaluated allowance
Impaired account balances individually evaluated for impairment with an allowance:
Wholesale	$99	$99	$33
Real estate	200	200	52
Working capital	12	12	7

Total	$311	$311	$92

Impaired account balances individually evaluated for impairment without an allowance:
Wholesale	$170	$170
Real estate	0	0
Working capital	1	1

Total	$171	$171

Impaired account balances aggregated and evaluated for impairment:
Retail	$516	$508
Finance leases	4	2

Total	$520	$510

Total impaired account balances:
Retail	$516	$508
Finance leases	4	2
Wholesale	269	269
Real estate	200	200
Working capital	13	13

Total	$1,002	$992

	U.S. dollars in millions
	For the year ended March 31, 2012
	Average impaired finance receivables	Interest income recognized
Total impaired account balances:
Retail	$540	$45
Finance leases	3	0
Wholesale	228	1
Real estate	196	5
Working capital	32	1

Total	$999	$52

The amount of finance receivables modified as a troubled debt restructuring for the year ended March 31, 2012 was not significant for all classes of finance receivables. Finance receivables modified as troubled debt restructurings for the year ended March 31, 2012 and for which there was a payment default were not significant for all classes of such receivables.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Other receivables:

Other receivables relate to arrangements with certain component manufacturers whereby Toyota procures inventory for these component manufactures and is reimbursed for the related purchases.

9. Inventories:

Inventories consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Finished goods	¥715,272	¥981,612	$11,943
Raw materials	299,755	347,878	4,233
Work in process	218,335	221,036	2,689
Supplies and other	70,880	71,756	873

Total	¥1,304,242	¥1,622,282	$19,738

10. Vehicles and equipment on operating leases:

Vehicles and equipment on operating leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Vehicles	¥2,404,032	¥2,487,721	$30,268
Equipment	87,914	87,632	1,066

	2,491,946	2,575,353	31,334
Less - Accumulated depreciation	(651,443)	(667,406)	(8,120)
Less - Allowance for credit losses	(10,812)	(8,135)	(99)

Vehicles and equipment on operating leases, net	¥1,829,691	¥1,899,812	$23,115

Rental income from vehicles and equipment on operating leases was ¥496,729 million, ¥475,472 million and ¥451,361 million ($5,492 million) for the years ended March 31, 2010, 2011 and 2012, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2013	¥375,082	$4,564
2014	227,597	2,769
2015	105,031	1,278
2016	30,358	369
2017	9,878	120
Thereafter	4,812	59

Total minimum future rentals	¥752,758	$9,159

The future minimum rentals as shown above should not be considered indicative of future cash collections.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Allowance for doubtful accounts and credit losses:

An analysis of activity within the allowance for doubtful accounts relating to trade accounts and notes receivable for the years ended March 31, 2010, 2011 and 2012 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2010	2011	2012	2012
Allowance for doubtful accounts at beginning of year	¥48,006	¥46,706	¥44,047	$536
Provision for doubtful accounts, net of reversal	1,905	1,806	5,843	71
Write-offs	(1,357)	(2,690)	(699)	(9)
Other	(1,848)	(1,775)	(5,094)	(62)

Allowance for doubtful accounts at end of year	¥46,706	¥44,047	¥44,097	$536

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments for the years ended March 31, 2010, 2011 and 2012.

A portion of the allowance for doubtful accounts balance at March 31, 2011 and 2012 totaling ¥32,191 million and ¥31,093 million ($378 million), respectively, is attributed to certain non-current receivable balances which are reported as other assets in the consolidated balance sheets.

An analysis of the allowance for credit losses relating to finance receivables and vehicles and equipment on operating leases for the years ended March 31, 2010, 2011 and 2012 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2010	2011	2012	2012
Allowance for credit losses at beginning of year	¥238,932	¥232,479	¥167,615	$2,039
Provision for credit losses, net of reversal	98,870	2,334	3,780	46
Charge-offs	(118,333)	(86,115)	(51,578)	(627)
Recoveries	16,137	18,268	16,415	200
Other	(3,127)	649	4,131	50

Allowance for credit losses at end of year	¥232,479	¥167,615	¥140,363	$1,708

The other amount primarily includes the impact of currency translation adjustments for the years ended March 31, 2010, 2011 and 2012.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

An analysis of the allowance for credit losses above relating to retail receivables portfolio segment, finance lease receivables portfolio segment and wholesale and other dealer loan receivables portfolio segment for the years ended March 31, 2011 and 2012 are as follows:

	Yen in millions
	For the year ended March 31, 2011
	Retail	Finance leases	Wholesale and Other dealer loans
Allowance for credit losses at beginning of year	¥160,350	¥36,918	¥35,211
Provision for credit losses, net of reversal	(2,660)	6,023	2,098
Charge-offs	(68,122)	(2,820)	(5,885)
Recoveries	14,159	288	636
Other	(11,528)	(4,385)	(3,480)

Allowance for credit losses at end of year	¥92,199	¥36,024	¥28,580

	Yen in millions
	For the year ended March 31, 2012
	Retail	Finance leases	Wholesale and Other dealer loans
Allowance for credit losses at beginning of year	¥92,199	¥36,024	¥28,580
Provision for credit losses, net of reversal	13,569	(4,508)	(4,767)
Charge-offs	(44,742)	(2,499)	(305)
Recoveries	14,051	718	16
Other	2,276	902	714

Allowance for credit losses at end of year	¥77,353	¥30,637	¥24,238

	U.S. dollars in millions
	For the year ended March 31, 2012
	Retail	Finance leases	Wholesale and Other dealer loans
Allowance for credit losses at beginning of year	$1,122	$438	$348
Provision for credit losses, net of reversal	165	(55)	(58)
Charge-offs	(545)	(30)	(4)
Recoveries	171	9	0
Other	28	11	9

Allowance for credit losses at end of year	$941	$373	$295

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Affiliated companies and variable interest entities:

Investments in and transactions with affiliated companies -

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Current assets	¥7,973,712	¥9,112,895	$110,876
Noncurrent assets	6,815,361	6,914,208	84,125

Total assets	¥14,789,073	¥16,027,103	$195,001

Current liabilities	¥5,141,461	¥5,847,495	$71,146
Long-term liabilities and noncontrolling interests	3,726,952	4,032,045	49,058
Affiliated companies accounted for by the equity method shareholders’ equity	5,920,660	6,147,563	74,797

Total liabilities and shareholders’ equity	¥14,789,073	¥16,027,103	$195,001

Toyota’s share of affiliated companies accounted for by the equity method shareholders’ equity	¥1,817,988	¥1,914,129	$23,289

Number of affiliated companies accounted for by the equity method at end of period	56	57

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2010	2011	2012	2012
Net revenues	¥20,599,586	¥21,874,143	¥22,211,233	$270,243

Gross profit	¥2,269,109	¥2,342,706	¥2,297,660	$27,955

Net income attributable to affiliated companies accounted for by the equity method	¥317,017	¥641,771	¥554,983	$6,752

Entities comprising a significant portion of Toyota’s investment in affiliated companies and percentage of ownership are presented below:

	Percentage of ownership
	March 31,
Name of affiliated companies	2011	2012
Denso Corporation	24.7%	24.9%
Toyota Industries Corporation	24.8%	24.8%
Aisin Seiki Co., Ltd.	23.1%	23.4%
Toyota Tsusho Corporation	21.8%	22.1%
Toyoda Gosei Co., Ltd.	43.1%	43.1%

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain affiliated companies accounted for by the equity method with carrying amounts of ¥1,384,159 million and ¥1,467,575 million ($17,856 million) at March 31, 2011 and 2012, respectively, were quoted on various established markets at an aggregate value of ¥1,475,352 million and ¥1,477,413 million ($17,976 million), respectively. For the year ended March 31, 2010, Toyota recognized an impairment loss on a certain investment in affiliated company accounted for by the equity method of ¥63,575 million, which is included in “Equity in earnings of affiliated companies” in the accompanying consolidated statements of income. Toyota evaluated its investments in affiliated companies, considering the length of time and the extent to which the quoted market prices have been less than the carrying amounts, the financial condition and near-term prospects of the affiliated companies and Toyota’s ability and intent to retain those investments in the companies for a period of time. Toyota did not recognize any impairment loss for the years ended March 31, 2011 and 2012.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Trade accounts and notes receivable, and other receivables	¥204,447	¥283,497	$3,449
Accounts payable and other payables	352,538	707,955	8,614

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2010	2011	2012	2012
Net revenues	¥1,600,365	¥1,612,397	¥1,536,326	$18,692
Purchases	3,943,648	3,655,185	3,785,284	46,055

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2010, 2011 and 2012 were ¥82,149 million, ¥103,169 million and ¥122,950 million ($1,496 million), respectively.

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

The consolidated securitization VIEs have ¥1,111,212 million and ¥1,208,136 million ($14,699 million) in retail finance receivables, ¥64,502 million and ¥65,541 million ($797 million) in restricted cash and ¥941,613 million and ¥1,040,816 million ($12,664 million) in secured debt as of March 31, 2011 and 2012, respectively. Risks to which Toyota is exposed including credit, interest rate, and/or prepayment risks are not incremental compared with the situation before Toyota enters into securitization transactions.

As for VIEs other than those specified above, neither the aggregate size of these VIEs nor Toyota’s involvements in these VIEs are material to Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2011 and 2012 consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Loans, principally from banks, with a weighted-average interest at March 31, 2011 and March 31, 2012 of 1.57% and of 1.93% per annum, respectively	¥1,140,066	¥1,158,556	$14,096
Commercial paper with a weighted-average interest at March 31, 2011 and March 31, 2012 of 0.67% and of 0.72% per annum, respectively	2,038,943	2,292,093	27,888

	¥3,179,009	¥3,450,649	$41,984

As of March 31, 2012, “Loans, principally from banks” amount includes secured loans by finance receivables securitization of ¥194,571 million ($2,367 million).

As of March 31, 2012, Toyota has unused short-term lines of credit amounting to ¥2,465,882 million ($30,002 million) of which ¥332,896 million ($4,050 million) related to commercial paper programs. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

Long-term debt at March 31, 2011 and 2012 comprises the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Unsecured loans, representing obligations principally to banks, due 2011 to 2029 in 2011 and due 2012 to 2029 in 2012 with interest ranging from 0.00% to 29.00% per annum in 2011 and from 0.00% to 32.00% per annum in 2012	¥3,386,854	¥3,064,785	$37,289
Secured loans, representing obligations principally to finance receivables securitization due 2011 to 2050 in 2011 and due 2012 to 2050 in 2012 with interest ranging from 0.37% to 5.35% per annum in 2011 and from 0.37% to 11.23% per annum in 2012	619,380	855,015	10,403
Medium-term notes of consolidated subsidiaries, due 2011 to 2047 in 2011 and due 2012 to 2047 in 2012 with interest ranging from 0.01% to 15.25% per annum in 2011 and from 0.13% to 8.50% per annum in 2012	3,314,589	3,137,289	38,171
Unsecured notes of parent company, due 2012 to 2019 in 2011 and due 2012 to 2019 in 2012 with interest ranging from 1.07% to 3.00% per annum in 2011 and from 1.07% to 3.00% per annum in 2012	530,000	530,000	6,448
Unsecured notes of consolidated subsidiaries, due 2011 to 2031 in 2011 and due 2012 to 2031 in 2012 with interest ranging from 0.27% to 15.48% per annum in 2011 and from 0.17% to 24.90% per annum in 2012	1,349,307	946,460	11,516
Long-term capital lease obligations, due 2011 to 2028 in 2011 and due 2012 to 2030 in 2012 with interest ranging from 0.38% to 14.40% per annum in 2011 and from 0.38% to 14.40% per annum in 2012	21,917	21,348	260

	9,222,047	8,554,897	104,087
Less - Current portion due within one year	(2,772,827)	(2,512,620)	(30,571)

	¥6,449,220	¥6,042,277	$73,516

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2012, approximately 34%, 26%, 11% and 29% of long-term debt are denominated in U.S. dollars, Japanese yen, Australian dollars and other currencies, respectively.

As of March 31, 2012, property, plant and equipment with a book value of ¥52,888 million ($643 million) and in addition, other assets aggregating ¥1,225,344 million ($14,909 million) were pledged as collateral mainly for certain debt obligations of subsidiaries. These other assets principally consist of securitized finance receivables.

The aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2013	¥2,512,620	$30,571
2014	1,632,093	19,858
2015	1,325,676	16,129
2016	1,281,176	15,588
2017	750,350	9,129

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. During the year ended March 31, 2012, Toyota has not received any significant such requests from these banks.

As of March 31, 2012, Toyota has unused long-term lines of credit amounting to ¥7,606,520 million ($92,548 million).

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

Liabilities for product warranties and liabilities for recalls and other safety measures have been combined into a single table showing an aggregate liability for quality assurances due to the fact that both are liabilities for costs to repair or replace defects of vehicles and the amounts incurred for recalls and other safety measures may affect the amounts incurred for product warranties and vice versa.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Liabilities for quality assurances are included in “Accrued expenses” in the consolidated balance sheets.

The net changes in liabilities for quality assurances above for the years ended March 31, 2010, 2011 and 2012 consist of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2010	2011	2012	2012
Liabilities for quality assurances at beginning of year	¥568,834	¥680,408	¥764,369	$9,300
Payments made during year	(425,976)	(476,771)	(348,214)	(4,237)
Provision for quality assurances	558,190	588,224	436,891	5,316
Changes relating to pre-existing quality assurances	(21,606)	(1,701)	(7,827)	(95)
Other	966	(25,791)	(5,385)	(66)

Liabilities for quality assurances at end of year	¥680,408	¥764,369	¥839,834	$10,218

The other amount primarily includes the impact of currency translation adjustments and the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest.

The table below shows the net changes in liabilities for recalls and other safety measures which are comprised in liabilities for quality assurances above for the years ended March 31, 2010, 2011 and 2012.

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2010	2011	2012	2012
Liabilities for recalls and other safety measures at beginning of year	¥139,577	¥301,422	¥389,499	$4,739
Payments made during year	(89,796)	(263,096)	(159,344)	(1,939)
Provision for recalls and other safety measures	256,981 *	356,749	237,907	2,895
Other	(5,340)	(5,576)	635	8

Liabilities for recalls and other safety measures at end of year	¥301,422	¥389,499	¥468,697	$5,703

*Toyota has employed an estimation model to accrue expenses for future recalls and other safety measures at the time of vehicle sale based on the amount estimated from historical experience from the fourth quarter of the fiscal year ended March 31, 2010. This change has resulted in an increase in provision for recalls and other safety measures in this table by ¥105,698 million.

15. Other payables:

Other payables are mainly related to purchases of property, plant and equipment and non-manufacturing purchases.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Income taxes:

The components of income (loss) before income taxes comprise the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2010	2011	2012	2012
Income (loss) before income taxes:
Parent company and domestic subsidiaries	¥(114,569)	¥(278,229)	¥(177,852)	$(2,164)
Foreign subsidiaries	406,037	841,519	610,725	7,431

	¥291,468	¥563,290	¥432,873	$5,267

The provision for income taxes consists of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2010	2011	2012	2012
Current income tax expense:
Parent company and domestic subsidiaries	¥65,971	¥85,290	¥111,363	$1,355
Foreign subsidiaries	1,156	141,821	144,514	1,758

Total current	67,127	227,111	255,877	3,113

Deferred income tax expense (benefit):
Parent company and domestic subsidiaries	(126,716)	(44,268)	(57,940)	(705)
Foreign subsidiaries	152,253	129,978	64,335	783

Total deferred	25,537	85,710	6,395	78

Total provision	¥92,664	¥312,821	¥262,272	$3,191

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 40.2% for the years ended March 31, 2010, 2011 and 2012. The statutory tax rates in effect for the year in which the temporary differences are expected to reverse are used to calculate the tax effects of temporary differences which are expected to reverse in the future years. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the years ended March 31,
	2010	2011	2012
Statutory tax rate	40.2%	40.2%	40.2%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	1.9	2.2	1.7
Deferred tax liabilities on undistributed earnings of foreign subsidiaries	4.4	4.8	4.7
Deferred tax liabilities on undistributed earnings of affiliates accounted for by the equity method	(0.6)	12.6	9.2
Valuation allowance	11.2	8.1	14.9
Tax credits	(11.8)	(2.6)	(1.8)
The difference between the statutory tax rate in Japan and that of foreign subsidiaries	(10.7)	(9.3)	(9.6)
Unrecognized tax benefits adjustments	2.3	(0.6)	2.5
Other	(5.1)	0.1	(1.2)

Effective income tax rate	31.8%	55.5%	60.6%

Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Deferred tax assets
Accrued pension and severance costs	¥226,093	¥236,978	$2,883
Accrued expenses and liabilities for quality assurances	395,513	369,985	4,502
Other accrued employees’ compensation	103,020	106,265	1,293
Operating loss carryforwards for tax purposes	296,731	337,992	4,112
Tax credit carryforwards	127,289	108,426	1,319
Property, plant and equipment and other assets	176,229	147,906	1,800
Other	277,449	296,934	3,613

Gross deferred tax assets	1,602,324	1,604,486	19,522
Less - Valuation allowance	(280,685)	(309,268)	(3,763)

Total deferred tax assets	1,321,639	1,295,218	15,759

Deferred tax liabilities
Unrealized gains on securities	(146,874)	(210,475)	(2,561)
Undistributed earnings of foreign subsidiaries	(26,783)	(27,581)	(336)
Undistributed earnings of affiliates accounted for by the equity method	(578,756)	(504,776)	(6,141)
Basis difference of acquired assets	(38,351)	(34,120)	(415)
Lease transactions	(556,349)	(576,809)	(7,018)
Other	(74,839)	(54,749)	(666)

Gross deferred tax liabilities	(1,421,952)	(1,408,510)	(17,137)

Net deferred tax liability	¥(100,313)	¥(113,292)	$(1,378)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The deferred tax assets and liabilities above that comprise the net deferred tax liability are included in the consolidated balance sheets as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Deferred tax assets
Deferred income taxes (Current assets)	¥605,884	¥718,687	$8,744
Investments and other assets - Other	118,849	91,857	1,118
Deferred tax liabilities
Other current liabilities	(14,919)	(14,953)	(182)
Deferred income taxes (Long-term liabilities)	(810,127)	(908,883)	(11,058)

Net deferred tax liability	¥(100,313)	¥(113,292)	$(1,378)

The factors used to assess the likelihood of realization of the deferred tax assets are the future reversal of existing taxable temporary differences, the future taxable income and available tax planning strategies that are prudent and feasible. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for deferred tax assets which are not more-likely-than-not to be realized.

As of March 31, 2012, the parent company and its national tax filing group in Japan are in a cumulative pre-tax loss position in recent years. Meanwhile, Toyota has concluded that there is sufficient positive evidence to overcome the negative evidence of this cumulative pre-tax loss as operating results from the parent company and its national tax filing group in Japan recovered in the second half of this fiscal year as a results of increased production volume, vehicle unit sales and cost reduction from the first half of the fiscal year. Other positive evidence considered includes future forecasted taxable income in the fiscal year 2013 and beyond and effective tax planning strategies, inclusive of sales of appreciated assets. This forecasted taxable income is expected to be generated mainly from an increase in worldwide automotive industry demand and continuous cost reduction efforts and is anticipated to be sufficient, over a number of years, to realize the deferred tax assets prior to expiration of operating loss carryforwards in 2021.

If the sufficient taxable income for the fiscal year 2013 or future years is not achieved due to the factors which cannot be anticipated such as high competition and volatility of worldwide automotive market, steep strengthening of Japanese yen and increase in prices for raw materials, or if tax planning strategies are no longer viable, it could affect the realization of deferred tax assets of the parent company and its national tax filing group in Japan.

Operating loss carryforwards for tax purposes as of March 31, 2012 in Japan and foreign countries were ¥496,104 million ($6,036 million) and ¥643,190 million ($7,826 million), respectively, and are available as an offset against future taxable income. The majority of these carryforwards in Japan and foreign countries expire in years 2013 to 2021 and expire in years 2013 to 2031, respectively. Tax credit carryforwards as of March 31, 2012 in Japan and foreign countries were ¥99,423 million ($1,210 million) and ¥9,003 million ($110 million), respectively, and the majority of these carryforwards in Japan and foreign countries expire in years 2013 to 2015 and expire in years 2014 to 2023, respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation allowance mainly relates to deferred tax assets of operating loss and foreign tax credit carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2010, 2011 and 2012 consist of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2010	2011	2012	2012
Valuation allowance at beginning of year	¥208,627	¥239,269	¥280,685	$3,415
Additions	46,704	55,791	96,754	1,177
Deductions	(14,066)	(10,077)	(65,566)	(798)
Other	(1,996)	(4,298)	(2,605)	(31)

Valuation allowance at end of year	¥239,269	¥280,685	¥309,268	$3,763

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments during the years ended March 31, 2010, 2011 and 2012.

Because management intends to reinvest undistributed earnings of foreign subsidiaries to the extent not expected to be remitted in the foreseeable future, management has made no provision for income taxes on those undistributed earnings aggregating ¥2,690,416 million ($32,734 million) as of March 31, 2012. Toyota estimates an additional tax provision of ¥96,320 million ($1,172 million) would be required if the full amount of those undistributed earnings were remitted.

A summary of the gross unrecognized tax benefits changes for the years ended March 31, 2010, 2011 and 2012 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2010	2011	2012	2012
Balance at beginning of year	¥46,803	¥23,965	¥15,453	$188
Additions based on tax positions related to the current year	2,702	213	4,187	51
Additions for tax positions of prior years	6,750	12,564	10,801	131
Reductions for tax positions of prior years	(2,802)	(16,133)	(363)	(4)
Reductions for tax positions related to lapse of statute of limitations	(106)	—	—	—
Reductions for settlements	(27,409)	(2,794)	(12,820)	(156)
Other	(1,973)	(2,362)	(357)	(4)

Balance at end of year	¥23,965	¥15,453	¥16,901	$206

The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was not material at March 31, 2010, 2011 and 2012, respectively. Toyota does not believe it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest and penalties related to income tax liabilities are included in “Other income (loss), net”. The amounts of interest and penalties accrued as of and recognized for the years ended March 31, 2010, 2011 and 2012, respectively, were not material.

Toyota remains subject to income tax examination for the tax returns related to the years beginning on and after April 1, 2005 and January 1, 2000, with various tax jurisdictions in Japan and foreign countries, respectively.

17. Shareholders’ equity:

Changes in the number of shares of common stock issued have resulted from the following:

	For the years ended March 31,
	2010	2011	2012
Common stock issued
Balance at beginning of year	3,447,997,492	3,447,997,492	3,447,997,492
Issuance during the year	—	—	—
Purchase and retirement	—	—	—

Balance at end of year	3,447,997,492	3,447,997,492	3,447,997,492

The Companies Act provides that an amount equal to 10% of distributions from surplus paid by the parent company and its Japanese subsidiaries be appropriated as a capital reserve or a retained earnings reserve. No further appropriations are required when the total amount of the capital reserve and the retained earnings reserve reaches 25% of stated capital.

The retained earnings reserve included in retained earnings as of March 31, 2011 and 2012 was ¥171,062 million and ¥173,711 million ($2,114 million), respectively. The Companies Act provides that the retained earnings reserve of the parent company and its Japanese subsidiaries is restricted and unable to be used for dividend payments, and is excluded from the calculation of the profit available for dividend.

The amounts of statutory retained earnings of the parent company available for dividend payments to shareholders were ¥5,389,432 million and ¥5,348,279 million ($65,072 million) as of March 31, 2011 and 2012, respectively. In accordance with customary practice in Japan, the distributions from surplus are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings at March 31, 2012 include amounts representing year-end cash dividends of ¥95,004 million ($1,156 million), ¥30 ($0.37) per share, which were approved at the Ordinary General Shareholders’ Meeting, held on June 15, 2012.

Retained earnings at March 31, 2012 include ¥1,477,165 million ($17,973 million) relating to equity in undistributed earnings of companies accounted for by the equity method.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On January 1, 2012, the parent company implemented share exchanges as a result of which the parent company became a wholly-owned parent company and each of Toyota Auto Body Co., Ltd. and Kanto Auto Works, Ltd. became a wholly-owned subsidiary, and the parent company acquired additional shares of each subsidiary. As a result of these share exchanges, the parent company issued 31,151,148 shares of treasury stock, and treasury stock decreased by ¥125,819 million ($1,531 million) and losses on disposal of treasury stock occurred in the amount of ¥45,916 million ($559 million). As a result, additional paid-in capital decreased by ¥551 million ($7 million) and retained earnings decreased by ¥45,365 million ($552 million), respectively. As a result of acquiring additional shares of each subsidiary, noncontrolling interests decreased by ¥117,881 million ($1,434 million), accumulated comprehensive income (loss) decreased by ¥6,503 million ($79 million) and additional paid-in capital increased by ¥44,481 million ($541 million).

Detailed components of accumulated other comprehensive income (loss) in Toyota Motor Corporation shareholders’ equity at March 31, 2011 and 2012 and the related changes, net of taxes for the years ended March 31, 2010, 2011 and 2012 consist of the following:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains or (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
Balances at March 31, 2009	¥(882,670)	¥17,878	¥(242,989)	¥(1,107,781)
Other comprehensive income	9,894	176,407	74,645	260,946

Balances at March 31, 2010	(872,776)	194,285	(168,344)	(846,835)
Other comprehensive income (loss)	(287,613)	(26,058)	15,785	(297,886)

Balances at March 31, 2011	(1,160,389)	168,227	(152,559)	(1,144,721)
Equity transaction with noncontrolling interests and other	—	751	(7,254)	(6,503)
Other comprehensive income (loss)	(87,729)	129,328	(69,208)	(27,609)

Balances at March 31, 2012	¥(1,248,118)	¥298,306	¥(229,021)	¥(1,178,833)

	U.S. dollars in millions
	Foreign currency translation adjustments	Unrealized gains or (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
Balances at March 31, 2011	$(14,119)	$2,047	$(1,856)	$(13,928)
Equity transaction with noncontrolling interests and other	—	9	(88)	(79)
Other comprehensive income (loss)	(1,067)	1,573	(842)	(336)

Balances at March 31, 2012	$(15,186)	$3,629	$(2,786)	$(14,343)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2010, 2011 and 2012 are as follows:

	Yen in millions
	Pre-tax amount	Tax amount	Net-of-tax amount
For the year ended March 31, 2010
Foreign currency translation adjustments	¥10,809	¥(915)	¥9,894
Unrealized gains or (losses) on securities:
Unrealized net holding gains or (losses) arising for the year	277,838	(102,538)	175,300
Less: reclassification adjustments for (gains) or losses included in net income attributable to Toyota Motor Corporation	1,852	(745)	1,107
Pension liability adjustments	124,526	(49,881)	74,645

Other comprehensive income	¥415,025	¥(154,079)	¥260,946

For the year ended March 31, 2011
Foreign currency translation adjustments	¥(294,279)	¥6,666	¥(287,613)
Unrealized gains or (losses) on securities:
Unrealized net holding gains or (losses) arising for the year	(31,899)	9,643	(22,256)
Less: reclassification adjustments for (gains) or losses included in net income attributable to Toyota Motor Corporation	(6,358)	2,556	(3,802)
Pension liability adjustments	26,681	(10,896)	15,785

Other comprehensive income (loss)	¥(305,855)	¥7,969	¥(297,886)

For the year ended March 31, 2012
Equity transaction with noncontrolling interests and other	¥(10,874)	¥4,371	¥(6,503)
Foreign currency translation adjustments	(95,677)	7,948	(87,729)
Unrealized gains or (losses) on securities:
Unrealized net holding gains or (losses) arising for the year	164,872	(65,642)	99,230
Less: reclassification adjustments for (gains) or losses included in net income attributable to Toyota Motor Corporation	50,332	(20,234)	30,098
Pension liability adjustments	(111,722)	42,514	(69,208)

Other comprehensive income (loss)	¥(3,069)	¥(31,043)	¥(34,112)

	U.S. dollars in millions
	Pre-tax amount	Tax amount	Net-of-tax amount
For the year ended March 31, 2012
Equity transaction with noncontrolling interests and other	$(132)	$53	$(79)
Foreign currency translation adjustments	(1,164)	97	(1,067)
Unrealized gains or (losses) on securities:
Unrealized net holding gains or (losses) arising for the year	2,006	(799)	1,207
Less: reclassification adjustments for (gains) or losses included in net income attributable to Toyota Motor Corporation	612	(246)	366
Pension liability adjustments	(1,359)	517	(842)

Other comprehensive income (loss)	$(37)	$(378)	$(415)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Stock-based compensation:

In June 1997, the parent company’s shareholders approved a stock option plan for board members. In June 2001, the shareholders approved an amendment of the plan to include both board members and key employees. Each year until June 2010, since the plans’ inception, the shareholders have approved the authorization for the grant of options for the purchase of Toyota’s common stock. Authorized shares for each year that remain ungranted are unavailable for grant in future years. Stock options granted in and after August 2006 have terms of 8 years and an exercise price equal to 1.025 times the closing price of Toyota’s common stock on the date of grant. These options generally vest 2 years from the date of grant.

For the years ended March 31, 2010, 2011 and 2012, Toyota recognized stock-based compensation expenses for stock options of ¥2,446 million, ¥2,522 million and ¥1,539 million ($19 million) as selling, general and administrative expenses.

The weighted-average grant-date fair value of options granted during the years ended March 31, 2010 and 2011 was ¥803 and ¥724, respectively per share. The fair value of options granted is amortized over the option vesting period in determining net income attributable to Toyota Motor Corporation in the consolidated statements of income. The grant-date fair value of options granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2010	2011
Dividend rate	2.4%	1.5%
Risk-free interest rate	0.7%	0.3%
Expected volatility	30%	32%
Expected holding period (years)	5.0	5.0

The following table summarizes Toyota’s stock option activity:

		Yen		Yen in millions
	Number of shares	Weighted- average exercise price	Weighted- average remaining contractual life in years	Aggregate intrinsic value
Options outstanding at March 31, 2009	11,340,700	¥5,631	5.51	¥1
Granted	3,492,000	4,193
Exercised	(157,800)	3,116
Canceled	(958,200)	4,646

Options outstanding at March 31, 2010	13,716,700	5,363	5.23	¥—
Granted	3,435,000	3,183
Exercised	—	—
Canceled	(1,364,900)	4,759

Options outstanding at March 31, 2011	15,786,800	4,941	5.04	¥565
Granted	—	—
Exercised	—	—
Canceled	(3,256,800)	5,059

Options outstanding at March 31, 2012	12,530,000	¥4,910	4.55	¥1,065

Options exercisable at March 31, 2010	7,515,700	¥6,132	3.86	¥—
Options exercisable at March 31, 2011	9,347,800	¥5,821	3.79	¥—
Options exercisable at March 31, 2012	9,778,000	¥5,396	4.05	¥—

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total intrinsic value of options exercised for the year ended March 31, 2010 was ¥113 million. No options were exercised for the years ended March 31, 2011 and 2012.

As of March 31, 2012, there were unrecognized compensation expenses of ¥264 million ($3 million) for stock options granted. Those expenses are expected to be recognized over a weighted-average period of 0.3 years.

Cash received from the exercise of stock options for the year ended March 31, 2010 was ¥492 million. No cash was received from the exercise of stock options for the years ended March 31, 2011 and 2012.

The following table summarizes information for options outstanding and options exercisable at March 31, 2012:

	Outstanding				Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price	Weighted- average exercise price
Yen		Yen	U.S. dollars	Years		Yen	U.S. dollars
¥3,183 – 5,000	8,526,000	¥4,038	$49	5.34	5,774,000	¥4,445	$54
5,001 – 7,278	4,004,000	6,766	82	2.88	4,004,000	6,766	82

3,183 – 7,278	12,530,000	4,910	60	4.55	9,778,000	5,396	66

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

Toyota uses a March 31 measurement date for its benefit plans.

Information regarding Toyota’s defined benefit plans is as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Change in benefit obligation
Benefit obligation at beginning of year	¥1,726,747	¥1,729,178	$21,039
Service cost	82,422	78,539	956
Interest cost	52,502	52,399	637
Plan participants’ contributions	1,046	1,055	13
Plan amendments	(1,429)	740	9
Net actuarial loss	3,830	117,320	1,427
Acquisition and other	(57,928)	40,496	492
Benefits paid	(78,012)	(72,340)	(880)

Benefit obligation at end of year	1,729,178	1,947,387	23,693

Change in plan assets
Fair value of plan assets at beginning of year	1,179,051	1,183,385	14,398
Actual return on plan assets	24,216	16,309	198
Acquisition and other	(39,374)	47,547	578
Employer contributions	96,458	94,815	1,154
Plan participants’ contributions	1,046	1,055	13
Benefits paid	(78,012)	(72,340)	(880)

Fair value of plan assets at end of year	1,183,385	1,270,771	15,461

Funded status	¥545,793	¥676,616	$8,232

Amounts recognized in the consolidated balance sheet as of March 31, 2011 and 2012 are comprised of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Accrued expenses (Accrued pension and severance costs)	¥24,677	¥21,076	$256
Accrued pension and severance costs	668,022	708,402	8,619
Investments and other assets - Other (Prepaid pension and severance costs)	(146,906)	(52,862)	(643)

Net amount recognized	¥545,793	¥676,616	$8,232

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts recognized in accumulated other comprehensive income (loss) as of March 31, 2011 and 2012 are comprised of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Net actuarial loss	¥(347,494)	¥(456,839)	$(5,558)
Prior service costs	72,324	55,597	676
Net transition obligation	(1,626)	—	—

Net amount recognized	¥(276,796)	¥(401,242)	$(4,882)

The accumulated benefit obligation for all defined benefit pension plans was ¥1,584,627 million and ¥1,764,721 million ($21,471 million) at March 31, 2011 and 2012, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Projected benefit obligation	¥500,046	¥535,503	$6,515
Accumulated benefit obligation	453,111	481,484	5,858
Fair value of plan assets	72,359	80,752	983

Components of the net periodic pension cost are as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2010	2011	2012	2012
Service cost	¥75,558	¥82,422	¥78,539	$956
Interest cost	50,559	52,502	52,399	637
Expected return on plan assets	(32,251)	(42,364)	(44,422)	(541)
Amortization of prior service costs	(15,063)	(24,032)	(15,975)	(194)
Recognized net actuarial loss	27,246	16,095	30,125	366
Amortization of net transition obligation	1,944	1,944	1,626	20

Net periodic pension cost	¥107,993	¥86,567	¥102,292	$1,244

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) are as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2010	2011	2012	2012
Net actuarial gain (loss)	¥81,949	¥(21,978)	¥(145,433)	$(1,770)
Recognized net actuarial loss	27,246	16,095	30,125	366
Prior service costs	3,080	1,429	(740)	(9)
Amortization of prior service costs	(15,063)	(24,032)	(15,975)	(194)
Amortization of net transition obligation	1,944	1,944	1,626	20
Other	2,594	40,995	5,951	73

Total recognized in other comprehensive income (loss)	¥101,750	¥14,453	¥(124,446)	$(1,514)

The other amount includes the impact of transition to defined contribution pension plans, consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments during the years ended March 31, 2010, 2011 and 2012.

The estimated prior service costs and net actuarial loss that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost during the year ending March 31, 2013 are ¥(5,800) million ($(71) million) and ¥20,600 million ($251 million), respectively.

Weighted-average assumptions used to determine benefit obligations as of March 31, 2011 and 2012 are as follows:

	March 31,
	2011	2012
Discount rate	2.8%	2.6%
Rate of compensation increase	2.6%	2.8%

As of March 31, 2011 and 2012, the parent company and certain subsidiaries in Japan employ “point” based retirement benefit plans and do not use the rates of compensation increase to determine benefit obligations.

Weighted-average assumptions used to determine net periodic pension cost for the years ended March 31, 2010, 2011 and 2012 are as follows:

	For the years ended March 31,
	2010	2011	2012
Discount rate	2.8%	2.8%	2.8%
Expected return on plan assets	3.6%	3.8%	3.9%
Rate of compensation increase	2.6%	2.6%	2.6%

During the years ended March 31, 2010, 2011 and 2012, the parent company and certain subsidiaries in Japan employ “point” based retirement benefit plans and do not use the rates of compensation increase to determine net periodic pension cost.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following table summarizes the fair value of classes of plan assets as of March 31, 2011 and 2012. See note 26 to the consolidated financial statements for three levels of input which are used to measure fair value.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2012
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	¥468,237	¥—	¥—	¥468,237
Commingled funds	—	232,842	—	232,842

	468,237	232,842	—	701,079

Debt securities
Government bonds	88,411	—	—	88,411
Commingled funds	—	219,658	—	219,658
Other	—	49,433	591	50,024

	88,411	269,091	591	358,093

Insurance contracts	—	83,993	—	83,993
Other	48,190	7,974	71,442	127,606

Total	¥604,838	¥593,900	¥72,033	¥1,270,771

	U.S. dollars in millions
	March 31, 2012
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	$5,697	$—	$—	$5,697
Commingled funds	—	2,833	—	2,833

	5,697	2,833	—	8,530

Debt securities
Government bonds	1,076	—	—	1,076
Commingled funds	—	2,673	—	2,673
Other	—	601	7	608

	1,076	3,274	7	4,357

Insurance contracts	—	1,022	—	1,022
Other	586	97	869	1,552

Total	$7,359	$7,226	$876	$15,461

The following is description of the assets, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Quoted market prices for identical securities are used to measure fair value of common stocks. Common stocks include 51% of Japanese stocks and 49% of foreign stocks as of March 31, 2011, and 52% of Japanese stocks and 48% of foreign stocks as of March 31, 2012.

Quoted market prices for identical securities are used to measure fair value of government bonds. Government bonds include 25% of Japanese government bonds and 75% of foreign government bonds as of March 31, 2011, and 25% of Japanese government bonds and 75% of foreign government bonds as of March 31, 2012.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following tables summarize the changes in Level 3 plan assets measured at fair value for the years ended March 31, 2011 and 2012:

	Yen in millions
	For the year ended March 31, 2010
	Debt securities	Other	Total
Balance at beginning of year	¥5,242	¥45,825	¥51,067
Actual return on plan assets	818	(2,206)	(1,388)
Purchases, sales and settlements	(2,233)	3,467	1,234
Other	(236)	(568)	(804)

Balance at end of year	¥3,591	¥46,518	¥50,109

	Yen in millions
	For the year ended March 31, 2011
	Debt securities	Other	Total
Balance at beginning of year	¥3,591	¥46,518	¥50,109
Actual return on plan assets	312	1,908	2,220
Purchases, sales and settlements	(2,948)	11,490	8,542
Other	(209)	(1,065)	(1,274)

Balance at end of year	¥746	¥58,851	¥59,597

	Yen in millions
	For the year ended March 31, 2012
	Debt securities	Other	Total
Balance at beginning of year	¥746	¥58,851	¥59,597
Actual return on plan assets	5	(519)	(514)
Purchases, sales and settlements	(160)	12,967	12,807
Other	—	143	143

Balance at end of year	¥591	¥71,442	¥72,033

	U.S. dollars in millions
	For the year ended March 31, 2012
	Debt securities	Other	Total
Balance at beginning of year	$9	$716	$725
Actual return on plan assets	0	(6)	(6)
Purchases, sales and settlements	(2)	158	156
Other	—	1	1

Balance at end of year	$7	$869	$876

Toyota expects to contribute ¥104,943 million ($1,277 million) to its pension plans in the year ending March 31, 2013.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2013	¥69,352	$844
2014	71,472	869
2015	74,696	909
2016	77,750	946
2017	78,823	959
from 2018 to 2022	447,995	5,451

Total	¥820,088	$9,978

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

For the years ended March 31, 2010, 2011 and 2012, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2011 and 2012:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥55,794	¥7,166	$87
Investments and other assets - Other	74,528	61,174	744

Total	¥130,322	¥68,340	$831

Other current liabilities	¥(7,410)	¥(2,060)	$(25)
Other long-term liabilities	(1,188)	(303)	(4)

Total	¥(8,598)	¥(2,363)	$(29)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥99,093	¥61,983	$754
Investments and other assets - Other	185,272	157,642	1,918

Total	¥284,365	¥219,625	$2,672

Other current liabilities	¥(64,611)	¥(38,338)	$(467)
Other long-term liabilities	(132,785)	(120,666)	(1,468)

Total	¥(197,396)	¥(159,004)	$(1,935)

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	¥2,619	¥9,531	$116
Investments and other assets - Other	—	—	—

Total	¥2,619	¥9,531	$116

Other current liabilities	¥(14,202)	¥(21,736)	$(264)
Other long-term liabilities	(75)	(70)	(1)

Total	¥(14,277)	¥(21,806)	$(265)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2011 and 2012:

	Yen in millions				U.S. dollars in millions
	March 31,				March 31,
	2011		2012		2012
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥617,472	¥11,460,275	¥344,623	¥10,607,666	$4,193	$129,063
Foreign exchange forward and option contracts	—	1,176,955	—	2,199,627	—	26,762

Total	¥617,472	¥12,637,230	¥344,623	¥12,807,293	$4,193	$155,825

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statement of income for the years ended March 31, 2010, 2011 and 2012:

	Yen in millions
	For the years ended March 31,
	2010		2011
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments - Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥138,677	¥(135,163)	¥71,491	¥(68,741)
Interest expense	(265)	265	(166)	166

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥77,939	¥—	¥72,082	¥—
Foreign exchange gain (loss), net	(2,819)	—	(1,393)	—
Foreign exchange forward and option contracts
Cost of financing operations	(21,841)	—	(2,693)	—
Foreign exchange gain (loss), net	60,599	—	110,211	—

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions		U.S. dollars in millions
	For the year ended March 31,		For the year ended March 31,
	2012		2012
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments - Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥(1,354)	¥2,999	$(16)	$36
Interest expense	—	—	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥35,834	¥—	$436	$—
Foreign exchange gain (loss), net	(28)	—	(0)	—
Foreign exchange forward and option contracts
Cost of financing operations	(3,815)	—	(46)	—
Foreign exchange gain (loss), net	53,272	—	648	—

Undesignated derivative financial instruments are used to manage risks of fluctuations in interest rates to certain borrowing transactions and in foreign currency exchange rates of certain currency receivables and payables. Toyota accounts for these derivative financial instruments as economic hedges with changes in the fair value recorded directly into current period earnings.

Unrealized gains or (losses) on undesignated derivative financial instruments reported in the cost of financing operations for the years ended March 31, 2010, 2011 and 2012 were ¥71,538 million, ¥93,370 million and ¥(14,934) million ($(182) million) those reported in foreign exchange gain (loss), net were ¥(26,476) million, ¥(240) million and ¥(5,543) million ($(67) million), respectively.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the consolidated statements of cash flows.

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by collateral as of March 31, 2012 is ¥9,987 million ($122 million). The aggregate fair value amount of assets that are already posted as collateral as of March 31, 2012 is ¥16,109 million ($196 million). If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥9,987 million ($122 million) as of March 31, 2012.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Other financial instruments:

Toyota has certain financial instruments, including financial assets and liabilities which arose in the normal course of business. These financial instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major industrialized countries. Financial instruments involve, to varying degrees, market risk as instruments are subject to price fluctuations, and elements of credit risk in the event a counterparty should default. In the unlikely event the counterparties fail to meet the contractual terms of a foreign currency or an interest rate instrument, Toyota’s risk is limited to the fair value of the instrument. Although Toyota may be exposed to losses in the event of non-performance by counterparties on financial instruments, it does not anticipate significant losses due to the nature of its counterparties. Counterparties to Toyota’s financial instruments represent, in general, international financial institutions. Additionally, Toyota does not have a significant exposure to any individual counterparty. Toyota believes that the overall credit risk related to its financial instruments is not significant.

The following table summarizes the estimated fair values of Toyota’s financial instruments, excluding marketable securities and other securities investments and affiliated companies and derivative financial instruments. See note 26 to the consolidated financial statements for three levels of input which are used to measure fair value.

	Yen in millions
	March 31, 2011
	Carrying amount	Estimated fair value
Assets (Liabilities)
Cash and cash equivalents	¥2,080,709	¥2,080,709
Time deposits	203,874	203,874
Total finance receivables, net	8,680,882	8,971,523
Other receivables	306,201	306,201
Short-term borrowings	(3,179,009)	(3,179,009)
Long-term debt including the current portion	(9,200,130)	(9,274,881)

	Yen in millions
	March 31, 2012
		Estimated fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Assets (Liabilities)
Cash and cash equivalents	¥1,679,200	¥1,444,276	¥234,924	¥—	¥1,679,200
Time deposits	80,301	—	80,301	—	80,301
Total finance receivables, net	8,879,731	—	—	9,137,936	9,137,936
Other receivables	408,547	—	—	408,547	408,547
Short-term borrowings	(3,450,649)	—	(3,256,078)	(194,571)	(3,450,649)
Long-term debt including the current portion	(8,533,549)	—	(7,835,970)	(847,223)	(8,683,193)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	U.S. dollars in millions
	March 31, 2012
		Estimated fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Assets (Liabilities)
Cash and cash equivalents	$20,431	$17,573	$2,858	$—	$20,431
Time deposits	977	—	977	—	977
Total finance receivables, net	108,039	—	—	111,181	111,181
Other receivables	4,971	—	—	4,971	4,971
Short-term borrowings	(41,984)	—	(39,617)	(2,367)	(41,984)
Long-term debt including the current portion	(103,827)	—	(95,340)	(10,308)	(105,648)

Cash and cash equivalents and time deposits -

In the normal course of business, substantially all cash and cash equivalents and time deposits are highly liquid and are carried at amounts which approximate fair value due to its short duration. Cash equivalents and time deposits include negotiable certificate of deposit measured at fair value on a recurring basis. Where money market funds produce a daily net asset value in an active market, this value is used to determine the fair value of the fund investment, and the investment is classified in Level 1. All other types of cash and cash equivalents and time deposits are classified in Level 2.

Finance receivables, net -

The fair values of finance receivables are estimated by discounting expected cash flows to present value using internal assumptions, including prepayment speeds, expected credit losses and collateral value. Certain impaired finance receivables are measured at fair value on a nonrecurring basis based on collateral values.

As unobservable inputs are utilized, finance receivables are classified in Level 3.

Other receivables -

Other receivables are short-term receivables. Other receivables are carried at amounts which approximate fair value, and the difference between the carrying amount and the fair value is not material. Other receivables are classified in Level 3.

Short-term borrowings and long-term debt -

The fair values of short-term borrowings and total long-term debt including the current portion, except for secured loans provided by securitization transactions using special-purpose entities, are estimated based on the discounted amounts of future cash flows using Toyota’s current borrowing rates for similar liabilities. As these inputs are observable, these loans are classified in Level 2.

The fair values of the secured loans provided by securitization transactions are estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. As these valuations utilize unobservable inputs, the secured loans are classified in Level 3. See note 12 to the consolidated financial statements for information regarding the secured loans.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22. Lease commitments:

Toyota leases certain assets under capital lease and operating lease arrangements.

An analysis of leased assets under capital leases is as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Class of property
Building	¥13,412	¥12,230	$149
Machinery and equipment	30,283	31,698	386
Less - Accumulated depreciation	(18,590)	(20,284)	(247)

	¥25,105	¥23,644	$288

Amortization expenses under capital leases for the years ended March 31, 2010, 2011 and 2012 were ¥7,587 million, ¥5,966 million and ¥5,572 million ($68 million), respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2012 are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2013	¥5,023	$61
2014	3,431	42
2015	2,601	32
2016	2,415	29
2017	2,077	25
Thereafter	12,636	154

Total minimum lease payments	28,183	343
Less - Amount representing interest	(6,835)	(83)

Present value of net minimum lease payments	21,348	260
Less - Current obligations	(4,175)	(51)

Long-term capital lease obligations	¥17,173	$209

Rental expenses under operating leases for the years ended March 31, 2010, 2011 and 2012 were ¥93,994 million, ¥89,029 million and ¥91,052 million ($1,108 million), respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2012 are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2013	¥10,375	$126
2014	7,988	97
2015	6,510	79
2016	5,745	70
2017	5,094	62
Thereafter	20,653	252

Total minimum future rentals	¥56,365	$686

23. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments

Commitments outstanding at March 31, 2012 for the purchase of property, plant and equipment and other assets totaled ¥73,004 million ($888 million).

Guarantees

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and at March 31, 2012, range from 1 month to 35 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of March 31, 2012 is ¥1,695,140 million ($20,625 million). Liabilities for guarantees totaling ¥13,981 million ($170 million) have been provided as of March 31, 2012. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal Proceedings

Product Recalls

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe and China certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system “ABS” in certain vehicle models including the Prius. Set forth below is a description of various claims, lawsuits and government investigations involving Toyota in the United States relating to these recalls and other safety measures.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Class Action and Consolidated Litigation

There are approximately 200 putative class actions that have been filed since November 2009 alleging that certain Toyota, Lexus and Scion vehicles contain defects that lead to unintended acceleration. Many of the putative class actions allege that malfunctions involving the floor mats and accelerator pedals do not cover the full scope of possible defects related to unintended acceleration. Rather, they allege that Electronic Throttle Control System-intelligent “ETCS-i” is the true cause and that Toyota has failed to inform consumers despite its awareness of the problem. In general, these cases seek recovery for the alleged diminution in value of the vehicles, injunctive and other relief. In April 2010, the approximately 190 federal cases were consolidated for pretrial proceedings into a single multi-district litigation in the United States District Court for the Central District of California. In addition, of more than 300 individual product liability personal injury cases relating to unintended acceleration pending against Toyota, the federal cases have been consolidated into the multi-district litigation. This consolidated federal action has included document production, depositions and various motions. The remaining individual product liability personal injury cases relating to unintended acceleration remain pending in various state courts in the United States. Additionally, there were approximately 10 putative class actions in various state courts, including California. All cases except the California case have been consolidated into the multi-district litigation. The claims are similar to the class actions in federal court. One of the putative California class actions was filed by the Orange County District Attorney and, among other things, seeks statutory penalties alleging that Toyota sold and marketed defective vehicles and that consumers have been harmed as a result of diminution in value of their vehicles.

Beginning in February 2010, Toyota has also been sued in approximately 20 putative class actions alleging defects in the antilock braking systems in various hybrid vehicles that cause the vehicles to fail to stop in a timely manner when driving in certain road conditions. The plaintiffs seek an order requiring Toyota to repair the vehicles and claim that all owners and lessees of vehicles, including those for which recalls have been implemented, should be compensated for the defects related to the antilock braking systems. These cases have been consolidated into 2 actions, one in federal court in the United States District Court for the Central District of California and one in state court in the Los Angeles County Superior Court.

From February through March 2010, Toyota was sued in 6 putative shareholder class actions on behalf of investors in Toyota ADRs and common stock. The cases have been consolidated into a single action in the United States District Court for the Central District of California, and a lead plaintiff has been appointed. The consolidated complaint, filed October 4, 2010, alleges violations of the Securities Exchange Act of 1934 and Japan’s Financial Instruments and Exchange Act on the basis that defendants made statements that were false or misleading in that they failed to disclose problems with, or the causes of, unintended acceleration in a number of vehicle models. The plaintiffs seek monetary damages in an amount to be proven at trial, interest and attorneys’ fees and costs. The judge dismissed with prejudice the claims based on Japan’s Financial Instruments and Exchange Act. The lead plaintiff has moved for certification of a class of purchasers of Toyota’s ADRs from April 7, 2008 through February 2, 2010. A hearing on the motion is set for July 23, 2012.

Toyota believes that it has meritorious defenses to all of these cases and claims, and will vigorously defend against them.

Government Investigations

In February 2010, Toyota received a subpoena from the U.S. Attorney for the Southern District of New York and a voluntary request and subpoena from the SEC. The subpoenas and the voluntary request primarily seek documents related to unintended acceleration and certain financial records. This is a coordinated investigation and has included interviews of Toyota and non-Toyota witnesses, as well as production of documents. In June 2010, Toyota received a second voluntary request and subpoena from the SEC and a subpoena from the U.S. Attorney for the Southern District of New York. The subpoenas and the voluntary request primarily seek production of documents related to the recalls of the steering relay rod.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2012, the NHTSA initiated a preliminary investigation of a potentially faulty power window master switch in the driver-side doors in model year 2007 Camry and RAV4 vehicles. In June 2012, the NHTSA upgraded the preliminary investigation to an engineering analysis and expanded the scope to include model year 2007 through 2009 Camry, Camry hybrid, RAV4 and Yaris as well as model year 2008 Highlander hybrid.

Toyota has also received subpoenas and formal and informal requests from various states’ attorneys general, including the Executive Committee for a group of 30 states’ plus one territory’s attorney general, and certain local governmental agencies regarding various recalls, the facts underlying its recent recalls and customer handling related to those recalls.

Toyota is cooperating with the government agencies in their investigations, which are on-going.

The recalls and other safety measures described above have led to a number of claims, lawsuits and government investigations against Toyota in the United States as set forth in the preceding paragraphs. Amounts accrued as of March 31, 2012 related to these legal proceedings and governmental investigations are not material to Toyota’s financial position, results of operations or cash flow. Beyond the amounts accrued, Toyota is unable to estimate a range of reasonably possible loss, if any, for the cases described above because (i) many of the proceedings are in evidence gathering stages, (ii) the likelihood of classes being certified or the ultimate size of the classes, if any, is uncertain, (iii) the outcome of pending or future appeals or motions is unknown, (iv) significant factual issues need to be resolved, (v) in some cases, novel legal issues are presented, and/or (vi) the differences between the matters as well as their interrelations further complicate the prediction of outcomes. In reaching this conclusion, Toyota considers the stages of these matters, the discovery in and information available about these matters, Toyota’s experience with similar matters and Toyota’s assessment of the matters. Although an estimation is not possible based on current information, the resolution of these matters could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

United States Antitrust Proceedings

In February 2003, Toyota, GM, Ford, DaimlerChrysler, Honda, Nissan, BMW and their sales subsidiaries in the Unites States and Canada, as well as the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in approximately 85 purported federal and state class action lawsuits on behalf of all purchasers of new motor vehicles who purchased their vehicles in the United States on or after January 1, 2001. As of April 1, 2005, the federal lawsuits were consolidated in the State of Maine, and lawsuits in the State of California and the State of New Jersey were also consolidated within the respective states. The complaints allege that the defendants violated the Sherman Antitrust Act or state anti-trust law by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market, resulting in higher prices to United States consumers. Toyota believes that its actions have been lawful. In the interest of resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs in February 2006. The settlement agreement has been approved by the federal court and all state cases have been dismissed.

Other Proceedings

Toyota has various other legal actions, other governmental proceedings and other claims pending against it, including other product liability claims in the United States. For the same reasons discussed above relating to the recall-related legal proceedings, Toyota is unable to estimate a range of reasonably possible loss, if any, beyond

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the amounts accrued, with respect to these claims. However, based upon information currently available to Toyota, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

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

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2012. Depending on the legislation that will be enacted subject to other circumstances, Toyota may be required to revise the accruals for the expected costs. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

Toyota purchases materials that are equivalent to approximately 10% of material costs from a supplier which is an affiliated company.

The parent company has a concentration of labor supply in employees working under collective bargaining agreements and a substantial portion of these employees are working under the agreement that will expire on December 31, 2014.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliate companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas and overseas revenues by destination as of and for the years ended March 31, 2010, 2011 and 2012.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2012:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥16,964,378	¥1,071,737	¥547,538	¥—	¥18,583,653
Inter-segment sales and transfers	30,168	28,587	501,377	(560,132)	—

Total	16,994,546	1,100,324	1,048,915	(560,132)	18,583,653
Operating expenses	16,972,863	793,886	1,006,853	(545,576)	18,228,026

Operating income	¥21,683	¥306,438	¥42,062	¥(14,556)	¥355,627

Assets	¥12,261,814	¥13,172,548	¥1,161,224	¥4,055,379	¥30,650,965
Investment in equity method investees	1,877,720	3,887	4,765	27,757	1,914,129
Depreciation expense	744,067	298,757	25,006	—	1,067,830
Capital expenditure	796,839	683,161	35,340	16,742	1,532,082

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	$206,404	$13,040	$6,662	$—	$226,106
Inter-segment sales and transfers	367	348	6,100	(6,815)	—

Total	206,771	13,388	12,762	(6,815)	226,106
Operating expenses	206,507	9,660	12,250	(6,638)	221,779

Operating income	$264	$3,728	$512	$(177)	$4,327

Assets	$149,189	$160,269	$14,129	$49,341	$372,928
Investment in equity method investees	22,846	47	58	338	23,289
Depreciation expense	9,053	3,635	304	—	12,992
Capital expenditure	9,695	8,312	430	204	18,641

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2012:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥7,293,804	¥4,644,348	¥1,917,408	¥3,116,849	¥1,611,244	¥—	¥18,583,653
Inter-segment sales and transfers	3,873,515	107,538	76,538	217,425	148,931	(4,423,947)	—

Total	11,167,319	4,751,886	1,993,946	3,334,274	1,760,175	(4,423,947)	18,583,653
Operating expenses	11,374,359	4,565,477	1,976,150	3,077,484	1,651,361	(4,416,805)	18,228,026

Operating income (loss)	¥(207,040)	¥186,409	¥17,796	¥256,790	¥108,814	¥(7,142)	¥355,627

Assets	¥12,034,423	¥9,693,232	¥1,960,532	¥2,433,312	¥2,175,493	¥2,353,973	¥30,650,965
Long-lived assets	2,981,985	2,197,197	263,070	412,959	380,169	—	6,235,380

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	$88,743	$56,507	$23,329	$37,923	$19,604	$—	$226,106
Inter-segment sales and transfers	47,129	1,309	931	2,645	1,812	(53,826)	—

Total	135,872	57,816	24,260	40,568	21,416	(53,826)	226,106
Operating expenses	138,391	55,548	24,043	37,444	20,092	(53,739)	221,779

Operating income (loss)	$(2,519)	$2,268	$217	$3,124	$1,324	$(87)	$4,327

Assets	$146,422	$117,937	$23,854	$29,606	$26,469	$28,640	$372,928
Long-lived assets	36,282	26,733	3,201	5,024	4,625	—	75,865

“Other” consists of Central and South America, Oceania and Africa.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

There are no any individually material countries with respect to revenues, and long-lived assets included in other foreign countries.

Unallocated amounts included in assets represent assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were ¥4,205,402 million, ¥4,613,672 million and ¥4,749,259 million ($57,784 million), as of March 31, 2010, 2011 and 2012, respectively.

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

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2010	2011	2012	2012
North America	¥5,718,381	¥5,398,278	¥4,715,804	$57,377
Europe	2,023,280	1,793,932	1,817,944	22,119
Asia	2,641,471	3,280,384	3,284,392	39,961
Other	2,838,671	3,196,114	3,103,383	37,759

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain financial statement data on non-financial services and financial services businesses -

The financial data below presents separately Toyota’s non-financial services and financial services businesses.

Balance sheets -

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Non-Financial Services Businesses
Current assets
Cash and cash equivalents	¥1,300,553	¥1,104,636	$13,440
Marketable securities	1,036,555	1,015,626	12,357
Trade accounts and notes receivable, less allowance for doubtful accounts	1,483,551	2,031,472	24,717
Inventories	1,304,128	1,622,154	19,737
Prepaid expenses and other current assets	1,383,616	1,464,124	17,814

Total current assets	6,508,403	7,238,012	88,065

Investments and other assets	5,825,966	6,218,377	75,659
Property, plant and equipment	4,608,309	4,510,716	54,881

Total Non-Financial Services Businesses assets	16,942,678	17,967,105	218,605

Financial Services Businesses
Current assets
Cash and cash equivalents	780,156	574,564	6,991
Marketable securities	188,880	165,444	2,013
Finance receivables, net	4,136,805	4,114,897	50,065
Prepaid expenses and other current assets	636,249	685,611	8,342

Total current assets	5,742,090	5,540,516	67,411

Noncurrent finance receivables, net	5,556,746	5,602,462	68,165
Investments and other assets	365,707	304,906	3,709
Property, plant and equipment	1,700,851	1,724,664	20,984

Total Financial Services Businesses assets	13,365,394	13,172,548	160,269

Eliminations	(489,906)	(488,688)	(5,946)

Total assets	¥29,818,166	¥30,650,965	$372,928

Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2011	2012	2012
Non-Financial Services Businesses
Current liabilities
Short-term borrowings	¥478,646	¥715,019	$8,699
Current portion of long-term debt	243,817	339,441	4,130
Accounts payable	1,497,253	2,234,316	27,185
Accrued expenses	1,666,748	1,737,490	21,140
Income taxes payable	104,392	123,344	1,501
Other current liabilities	1,024,662	1,175,801	14,306

Total current liabilities	5,015,518	6,325,411	76,961

Long-term liabilities
Long-term debt	839,611	503,070	6,121
Accrued pension and severance costs	660,918	700,211	8,519
Other long-term liabilities	554,402	531,982	6,473

Total long-term liabilities	2,054,931	1,735,263	21,113

Total Non-Financial Services Businesses liabilities	7,070,449	8,060,674	98,074

Financial Services Businesses
Current liabilities
Short-term borrowings	2,986,700	3,040,373	36,992
Current portion of long-term debt	2,541,479	2,218,526	26,992
Accounts payable	19,472	27,095	330
Accrued expenses	110,348	96,247	1,171
Income taxes payable	9,555	10,434	127
Other current liabilities	538,026	536,291	6,525

Total current liabilities	6,205,580	5,928,966	72,137

Long-term liabilities
Long-term debt	5,669,456	5,555,112	67,588
Accrued pension and severance costs	7,104	8,191	100
Other long-term liabilities	435,508	520,252	6,330

Total long-term liabilities	6,112,068	6,083,555	74,018

Total Financial Services Businesses liabilities	12,317,648	12,012,521	146,155

Eliminations	(489,955)	(488,708)	(5,946)

Total liabilities	18,898,142	19,584,487	238,283

Total Toyota Motor Corporation shareholders’ equity	10,332,371	10,550,261	128,364

Noncontrolling interests	587,653	516,217	6,281

Total shareholders’ equity	10,920,024	11,066,478	134,645

Total liabilities and shareholders’ equity	¥29,818,166	¥30,650,965	$372,928

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of income -

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2010	2011	2012	2012
Non-Financial Services Businesses
Net revenues	¥17,732,143	¥17,826,986	¥17,534,872	$213,345

Costs and expenses
Cost of revenues	15,973,442	15,986,741	15,796,635	192,196
Selling, general and administrative	1,854,710	1,723,071	1,676,999	20,404

Total costs and expenses	17,828,152	17,709,812	17,473,634	212,600

Operating income (loss)	(96,009)	117,174	61,238	745

Other income, net	144,625	88,840	69,935	851

Income before income taxes and equity in earnings of affiliated companies	48,616	206,014	131,173	1,596

Provision for income taxes	42,342	178,795	141,558	1,722
Equity in earnings of affiliated companies	109,944	214,229	196,544	2,391

Net income	116,218	241,448	186,159	2,265

Less: Net income attributable to noncontrolling interests	(32,103)	(54,055)	(82,181)	(1,000)

Net income attributable to Toyota Motor Corporation- Non-Financial Services Businesses	84,115	187,393	103,978	1,265

Financial Services Businesses
Net revenues	1,245,407	1,192,205	1,100,324	13,388

Costs and expenses
Cost of revenues	716,997	636,374	615,563	7,490
Selling, general and administrative	281,483	197,551	178,323	2,170

Total costs and expenses	998,480	833,925	793,886	9,660

Operating income	246,927	358,280	306,438	3,728

Other income (expense), net	(3,923)	1,349	(4,679)	(57)

Income before income taxes and equity in earnings of affiliated companies	243,004	359,629	301,759	3,671

Provision for income taxes	50,362	134,094	120,725	1,468
Equity in earnings (losses) of affiliated companies	(64,536)	787	1,157	14

Net income	128,106	226,322	182,191	2,217

Less: Net income attributable to noncontrolling interests	(2,653)	(3,251)	(2,566)	(32)

Net income attributable to Toyota Motor Corporation - Financial Services Businesses	125,453	223,071	179,625	2,185

Eliminations	(112)	(2,281)	(44)	(0)

Net income attributable to Toyota Motor Corporation	¥209,456	¥408,183	¥283,559	$3,450

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement of cash flows -

	Yen in millions			Yen in millions
	For the year ended March 31, 2010			For the year ended March 31, 2011
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities
Net income	¥116,218	¥128,106	¥244,212	¥241,448	¥226,322	¥465,485
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,065,749	348,820	1,414,569	844,708	330,865	1,175,573
Provision for doubtful accounts and credit losses	1,905	98,870	100,775	1,806	2,334	4,140
Pension and severance costs, less payments	55	1,199	1,254	(24,867)	1,453	(23,414)
Losses on disposal of fixed assets	46,661	276	46,937	36,076	138	36,214
Unrealized losses on available-for-sale securities, net	2,486	—	2,486	7,915	—	7,915
Deferred income taxes	(14,183)	39,759	25,537	(17,258)	103,035	85,710
Equity in (earnings) losses of affiliated companies	(109,944)	64,536	(45,408)	(214,229)	(787)	(215,016)
Changes in operating assets and liabilities, and other	733,338	133,275	768,168	591,378	(106,416)	487,402

Net cash provided by operating activities	1,842,285	814,841	2,558,530	1,466,977	556,944	2,024,009

Cash flows from investing activities
Additions to finance receivables	—	(13,492,119)	(7,806,201)	—	(14,323,261)	(8,438,785)
Collection of and proceeds from sales of finance receivables	—	13,107,531	7,517,968	—	13,887,751	8,003,940
Additions to fixed assets excluding equipment leased to others	(599,154)	(5,382)	(604,536)	(621,302)	(8,024)	(629,326)
Additions to equipment leased to others	(64,345)	(768,720)	(833,065)	(78,559)	(983,306)	(1,061,865)
Proceeds from sales of fixed assets excluding equipment leased to others	46,070	6,403	52,473	50,742	600	51,342
Proceeds from sales of equipment leased to others	36,668	428,424	465,092	17,700	468,995	486,695
Purchases of marketable securities and security investments	(2,310,912)	(101,270)	(2,412,182)	(4,063,499)	(358,308)	(4,421,807)
Proceeds from sales of and maturity of marketable securities and security investments	1,012,781	95,960	1,108,741	3,423,618	292,538	3,716,156
Payment for additional investments in affiliated companies, net of cash acquired	(1,020)	—	(1,020)	(299)	—	(299)
Changes in investments and other assets, and other	(259,089)	102,497	(337,454)	394,479	18,303	177,605

Net cash used in investing activities	(2,139,001)	(626,676)	(2,850,184)	(877,120)	(1,004,712)	(2,116,344)

Cash flows from financing activities
Proceeds from issuance of long-term debt	492,300	2,733,465	3,178,310	15,318	2,934,588	2,931,436
Payments of long-term debt	(77,033)	(2,926,308)	(2,938,202)	(309,862)	(2,306,139)	(2,489,632)
Increase (decrease) in short-term borrowings	(249,238)	(251,544)	(335,363)	(86,884)	122,619	162,260
Dividends paid	(172,476)	—	(172,476)	(141,120)	—	(141,120)
Purchase of common stock, and other	(10,251)	—	(10,251)	(28,617)	—	(28,617)

Net cash provided by (used in) financing activities	(16,698)	(444,387)	(277,982)	(551,165)	751,068	434,327

Effect of exchange rate changes on cash and cash equivalents	4,092	(12,990)	(8,898)	(76,960)	(50,069)	(127,029)

Net increase (decrease) in cash and cash equivalents	(309,322)	(269,212)	(578,534)	(38,268)	253,231	214,963
Cash and cash equivalents at beginning of year	1,648,143	796,137	2,444,280	1,338,821	526,925	1,865,746

Cash and cash equivalents at end of year	¥1,338,821	¥526,925	¥1,865,746	¥1,300,553	¥780,156	¥2,080,709

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions			U.S. dollars in millions
	For the year ended March 31, 2012			For the year ended March 31, 2012
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities
Net income	¥186,159	¥182,191	¥368,302	$2,265	$2,217	$4,481
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	769,073	298,757	1,067,830	9,357	3,635	12,992
Provision for doubtful accounts and credit losses	5,843	3,780	9,623	71	46	117
Pension and severance costs, less payments	15,410	1,301	16,711	187	16	203
Losses on disposal of fixed assets	33,448	80	33,528	407	1	408
Unrealized losses on available-for-sale securities, net	53,831	—	53,831	655	—	655
Deferred income taxes	(82,792)	89,199	6,395	(1,007)	1,085	78
Equity in earnings of affiliated companies	(196,544)	(1,157)	(197,701)	(2,391)	(14)	(2,405)
Changes in operating assets and liabilities, and other	182,931	(73,020)	93,916	2,226	(889)	1,143

Net cash provided by operating activities	967,359	501,131	1,452,435	11,770	6,097	17,672

Cash flows from investing activities
Additions to finance receivables	—	(13,455,792)	(8,333,248)	—	(163,715)	(101,390)
Collection of and proceeds from sales of finance receivables	—	13,168,058	8,061,710	—	160,215	98,086
Additions to fixed assets excluding equipment leased to others	(713,867)	(9,670)	(723,537)	(8,685)	(118)	(8,803)
Additions to equipment leased to others	(135,054)	(673,491)	(808,545)	(1,644)	(8,194)	(9,838)
Proceeds from sales of fixed assets excluding equipment leased to others	36,203	430	36,633	441	5	446
Proceeds from sales of equipment leased to others	20,689	410,624	431,313	252	4,996	5,248
Purchases of marketable securities and security investments	(2,565,772)	(607,862)	(3,173,634)	(31,218)	(7,396)	(38,614)
Proceeds from sales of and maturity of marketable securities and security investments	2,227,812	629,013	2,856,825	27,106	7,653	34,759
Payment for additional investments in affiliated companies, net of cash acquired	(147)	—	(147)	(2)	—	(2)
Changes in investments and other assets, and other	213,957	(12,206)	209,972	2,603	(148)	2,555

Net cash used in investing activities	(916,179)	(550,896)	(1,442,658)	(11,147)	(6,702)	(17,553)

Cash flows from financing activities
Proceeds from issuance of long-term debt	39,803	2,379,152	2,394,807	484	28,947	29,138
Payments of long-term debt	(294,646)	(2,608,135)	(2,867,572)	(3,585)	(31,733)	(34,889)
Increase in short-term borrowings	238,072	93,002	311,651	2,897	1,132	3,792
Dividends paid	(156,785)	—	(156,785)	(1,908)	—	(1,908)
Purchase of common stock, and other	(37,448)	—	(37,448)	(456)	—	(456)

Net cash used in financing activities	(211,004)	(135,981)	(355,347)	(2,568)	(1,654)	(4,323)

Effect of exchange rate changes on cash and cash equivalents	(36,093)	(19,846)	(55,939)	(439)	(242)	(681)

Net decrease in cash and cash equivalents	(195,917)	(205,592)	(401,509)	(2,384)	(2,501)	(4,885)
Cash and cash equivalents at beginning of year	1,300,553	780,156	2,080,709	15,824	9,492	25,316

Cash and cash equivalents at end of year	¥1,104,636	¥574,564	¥1,679,200	$13,440	$6,991	$20,431

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per share for the years ended March 31, 2010, 2011 and 2012 are as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars in millions	U.S. dollars
	Net income attributable to Toyota Motor Corporation	Weighted- average shares	Net income attributable to Toyota Motor Corporation per share	Net income attributable to Toyota Motor Corporation	Net income attributable to Toyota Motor Corporation per share
For the year ended March 31, 2010
Basic net income attributable to Toyota Motor Corporation per common share	¥209,456	3,135,986	¥66.79
Effect of dilutive securities
Assumed exercise of dilutive stock options	—	12

Diluted net income attributable to Toyota Motor Corporation per common share	¥209,456	3,135,998	¥66.79

For the year ended March 31, 2011
Basic net income attributable to Toyota Motor Corporation per common share	¥408,183	3,135,881	¥130.17
Effect of dilutive securities
Assumed exercise of dilutive stock options	(0)	34

Diluted net income attributable to Toyota Motor Corporation per common share	¥408,183	3,135,915	¥130.16

For the year ended March 31, 2012
Basic net income attributable to Toyota Motor Corporation per common share	¥283,559	3,143,470	¥90.21	$3,450	$1.10
Effect of dilutive securities
Assumed exercise of dilutive stock options	(3)	0		(0)

Diluted net income attributable to Toyota Motor Corporation per common share	¥283,556	3,143,470	¥90.20	$3,450	$1.10

Certain stock options were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the years ended March 31, 2010, 2011 and 2012 because the options’ exercise prices were greater than the average market price per common share during the period.

In addition to the disclosure requirements under U.S.GAAP, Toyota discloses the information below in order to provide financial statement users with valuable information.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows Toyota Motor Corporation shareholders’ equity per share as of March 31, 2011 and 2012. Toyota Motor Corporation shareholders’ equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders’ equities’ amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of the corresponding period.

	Yen in millions	Thousands of shares	Yen	U.S. dollars in millions	U.S. dollars
	Toyota Motor Corporation Shareholders’ equity	Shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation Shareholders’ equity per share	Toyota Motor Corporation Shareholders’ equity	Toyota Motor Corporation Shareholders’ equity per share
As of March 31, 2011	¥10,332,371	3,135,699	¥3,295.08
As of March 31, 2012	10,550,261	3,166,810	3,331.51	$128,364	$40.53

26. Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities

Level 3:	Unobservable inputs for assets or liabilities

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis at March 31, 2011 and 2012:

	Yen in millions
	March 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥729,569	¥58,281	¥—	¥787,850
Time deposits	—	120,000	—	120,000
Marketable securities and other securities investments
Government bonds	3,127,170	—	—	3,127,170
Common stocks	960,229	—	—	960,229
Other	37,842	539,109	—	576,951
Derivative financial instruments	—	405,524	11,782	417,306

Total	¥4,854,810	¥1,122,914	¥11,782	¥5,989,506

Liabilities
Derivative financial instruments	¥—	¥(215,283)	¥(4,988)	¥(220,271)

Total	¥—	¥(215,283)	¥(4,988)	¥(220,271)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥485,119	¥223,385	¥—	¥708,504
Time deposits	—	50,000	—	50,000
Marketable securities and other securities investments
Government bonds	3,596,625	5,287	—	3,601,912
Common stocks	1,034,319	—	—	1,034,319
Other	40,711	454,549	1,684	496,944
Derivative financial instruments	—	289,931	7,565	297,496

Total	¥5,156,774	¥1,023,152	¥9,249	¥6,189,175

Liabilities
Derivative financial instruments	¥—	¥(180,347)	¥(2,826)	¥(183,173)

Total	¥—	¥(180,347)	¥(2,826)	¥(183,173)

	U.S. dollars in millions
	March 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$5,902	$2,718	$—	$8,620
Time deposits	—	609	—	609
Marketable securities and other securities investments
Government bonds	43,760	64	—	43,824
Common stocks	12,584	—	—	12,584
Other	496	5,530	21	6,047
Derivative financial instruments	—	3,527	92	3,619

Total	$62,742	$12,448	$113	$75,303

Liabilities
Derivative financial instruments	$—	$(2,194)	$(35)	$(2,229)

Total	$—	$(2,194)	$(35)	$(2,229)

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumption:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include primarily negotiable certificate of deposit with original maturities of three months or less. These are measured at fair value using observable interest rates in the market. Time deposits include negotiable certificate of deposit with original maturities over three months. These are measured at fair value using observable interest rates in the market.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Marketable securities and other securities investments -

Marketable securities and other securities investments include government bonds, common stocks and other investments. Government bonds include 77% of Japanese government bonds, and 23% of U.S. and European government bonds as of March 31, 2011, and 60% of Japanese government bonds, and 40% of U.S., European and other government bonds as of March 31, 2012. Listed stocks on the Japanese stock markets represent 86% and 83% of common stocks as of March 31, 2011 and 2012, respectively. Toyota uses quoted market prices for identical assets to measure fair value of these securities. “Other” includes primarily commercial paper. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2. During the year ended March 31, 2012, certain government bonds were transferred from in Level 1 to Level 2 due to the lack of quoted prices for identical assets traded in an active market.

Derivative financial instruments -

See note 20 to the consolidated financial statements about derivative financial instruments. Toyota estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended March 31, 2010, 2011 and 2012:

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2011
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	¥13,134	¥5,892	¥19,026
Total gains (losses)
Included in earnings	433	31,338	31,771
Included in other comprehensive income	779	—	779
Purchases, issuances and settlements	(810)	(8,381)	(9,191)
Other	(13,536)	(22,055)	(35,591)

Balance at end of year	¥—	¥6,794	¥6,794

	Yen in millions
	For the year ended March 31, 2012
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	¥—	¥6,794	¥6,794
Total gains (losses)
Included in earnings	—	6,476	6,476
Included in other comprehensive income (loss)	—	—	—
Purchases and issuances	—	—	—
Settlements	—	(3,832)	(3,832)
Other	1,684	(4,699)	(3,015)

Balance at end of year	¥1,684	¥4,739	¥6,423

	U.S. dollars in millions
	For the year ended March 31, 2012
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	$—	$83	$83
Total gains (losses)
Included in earnings	—	78	78
Included in other comprehensive income (loss)	—	—	—
Purchases and issuances	—	—	—
Settlements	—	(47)	(47)
Other	21	(57)	(36)

Balance at end of year	$21	$57	$78

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Included in earnings” in marketable securities and other securities investments and derivative financial instruments are included in “Other income (loss), net” and “Cost of financing operations” in the accompanying consolidated statements of income, respectively.

In the reconciliation table above, derivative financial instruments are presented net of assets and liabilities. The other amount primarily includes the impact of currency translation adjustments for the year ended March 31, 2010 and includes consolidated retained interests in securitized financial receivables of ¥(13,165) million, certain derivative financial instruments transferred into Level 2 due to be measured at observable inputs of ¥(21,413) million and the impact of currency translation adjustments for the year ended March 31, 2011, and includes the impacts of level transfers and currency translation adjustments for the year ended March 31, 2012.

As of March 31, 2012, the Level 3 assets and liabilities measured at fair value on a recurring basis are not significant.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. During the years ended March 31, 2011 and 2012, Toyota measured certain finance receivables at fair value of ¥32,338 million and ¥32,056 million ($390 million) based on the collateral value, resulting in gains of ¥2,083 million and ¥1,736 million ($21 million). This fair value measurement on a nonrecurring basis is classified in Level 3. See note 21 to the consolidated financial statements for the fair value measurement. These Level 3 financial assets are not significant.

ITEM 19. EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation) (incorporated by reference to Exhibit 1.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011 filed with the SEC on June 24, 2011 (file no. 001-14948))

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to Exhibit 1.2 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011 filed with the SEC on June 24, 2011 (file no. 001-14948))

1.3	Amended and Restated Regulations of the Board of Corporate Auditors of the Registrant (English translation)

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation) (incorporated by reference to Exhibit 2.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009 filed with the SEC on June 24, 2009 (file no. 001-14948))

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York (predecessor of The Bank of New York Mellon), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 to Toyota’s Registration Statement on Form F-6, filed with the SEC on November 7, 2006 (file no. 333-138477))

2.3	Form of ADR (included in Exhibit 2.2)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation) (incorporated by reference to Exhibit 11.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011 filed with the SEC on June 24, 2011 (file no. 001-14948))

12.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ TAKAHIKO IJICHI
Name:	Takahiko Ijichi
Title:	Director, Senior Managing Officer

Date: June 25, 2012