Form 20-F
period 2013-03-31
TOYOTA MOTOR CORP/
filed 2013-06-24
CIK 1094517

As filed with the Securities and Exchange Commission on June 24, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2013

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,167,428,668 Shares of Common Stock (including 82,399,279 Shares of Common Stock in the form of American Depositary Shares) as of March 31, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes  ☒    No  ☐

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

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥94.05 = $1.00. This was the approximate exchange rate in Japan on March 31, 2013.

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

(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations;

(iii) changes in funding environment in financial markets and increased competition in the financial services industry;

(iv) Toyota’s ability to market and distribute effectively;

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

(vii) political and economic instability in the markets in which Toyota operates;

(viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand;

(ix) any damage to Toyota’s brand image;

(x) Toyota’s reliance on various suppliers for the provision of supplies;

(xi) increases in prices of raw materials;

(xii) Toyota’s reliance on various digital and information technologies;

(xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and

(xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

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

	Year Ended March 31,
	2009	2010	2011	2012	2013	2013
	(in millions, except share and per share data)
Consolidated Statement of Income Data:
Automotive:
Revenues	¥18,564,723	¥17,197,428	¥17,337,320	¥16,994,546	¥20,419,100	$217,109
Operating income (loss)	(394,876)	(86,370)	85,973	21,683	944,704	10,045
Financial Services:
Revenues	1,377,548	1,245,407	1,192,205	1,100,324	1,170,670	12,447
Operating income (loss)	(71,947)	246,927	358,280	306,438	315,820	3,358
All Other:
Revenues	1,184,947	947,615	972,252	1,048,915	1,066,461	11,339
Operating income (loss)	9,913	(8,860)	35,242	42,062	53,616	570
Elimination of intersegment:
Revenues	(597,648)	(439,477)	(508,089)	(560,132)	(592,039)	(6,294)
Operating income (loss)	(4,101)	(4,181)	(11,216)	(14,556)	6,748	72
Total Company:
Revenues	20,529,570	18,950,973	18,993,688	18,583,653	22,064,192	234,601
Operating income (loss)	(461,011)	147,516	468,279	355,627	1,320,888	14,045
Income (loss) before income taxes and equity in earnings of affiliated companies	(560,381)	291,468	563,290	432,873	1,403,649	14,925
Net income (loss) attributable to Toyota Motor Corporation	(436,937)	209,456	408,183	283,559	962,163	10,230
Net income (loss) attributable to Toyota Motor Corporation per share:
Basic	(139.13)	66.79	130.17	90.21	303.82	3.23
Diluted	(139.13)	66.79	130.16	90.20	303.78	3.23
Shares used in computing net income (loss) attributable to Toyota Motor Corporation per share, basic (in thousands)	3,140,417	3,135,986	3,135,881	3,143,470	3,166,909	—
Shares used in computing net income (loss) attributable to Toyota Motor Corporation per share, diluted (in thousands)	3,140,417	3,135,998	3,135,915	3,143,470	3,167,155	—

	Year Ended March 31,
	2009	2010	2011	2012	2013	2013
	(in millions, except per share and numbers of vehicles sold data)
Consolidated Balance Sheet Data (end of period):
Total Assets:	¥29,062,037	¥30,349,287	¥29,818,166	¥30,650,965	¥35,483,317	$377,281
Short-term debt, including current portion of long-term debt	6,317,184	5,497,997	5,951,836	5,963,269	6,793,956	72,237
Long-term debt, less current portion	6,301,469	7,015,409	6,449,220	6,042,277	7,337,824	78,020
Toyota Motor Corporation shareholders’ equity	10,061,207	10,359,723	10,332,371	10,550,261	12,148,035	129,166
Common stock	397,050	397,050	397,050	397,050	397,050	4,222
Other Data:
Dividends per share	¥100.0	¥45.0	¥50.0	¥50.0	¥90.0	$0.96
Number of vehicles sold
Japan	1,944,823	2,162,418	1,913,117	2,070,799	2,278,796	—
North America	2,212,254	2,097,374	2,031,249	1,872,423	2,468,804	—
Europe	1,061,954	858,390	795,534	797,993	799,085	—
Asia	904,892	979,651	1,255,016	1,326,829	1,683,578	—
Other*	1,443,433	1,139,329	1,313,123	1,283,885	1,640,401	—

Worldwide total	7,567,356	7,237,162	7,308,039	7,351,929	8,870,664	—

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

Dividend Information

Toyota normally pays dividends twice per year, including an interim dividend and a year-end dividend. Although Toyota’s articles of incorporation provide that retained earnings can be distributed as dividends pursuant to the resolution of its board of directors, Toyota’s board of directors recommends the payment of year-end dividends to shareholders and pledgees of record as of March 31 in each year. Year-end dividends are usually paid to the shareholders immediately following approval of the dividends at the general shareholders’ meeting, normally around the middle of June of each year. In addition to these year-end dividends, Toyota may pay interim dividends in the form of cash distributions from its distributable surplus to shareholders and pledgees of record as of September 30 in each year by resolution of its board of directors. Toyota normally pays the interim dividend in late November.

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

	Cash Dividends per Share
Period Ended	Yen	U.S. dollars
September 30, 2008	65.0	0.61
March 31, 2009	35.0	0.35
September 30, 2009	20.0	0.22
March 31, 2010	25.0	0.26
September 30, 2010	20.0	0.24
March 31, 2011	30.0	0.36
September 30, 2011	20.0	0.25
March 31, 2012	30.0	0.36
September 30, 2012	30.0	0.38
March 31, 2013	60.0	0.63

The payment and the amount of any future dividends are dependent on the amount of Toyota’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Toyota deems the benefit of its shareholders as one of its priority management policies, and it continues to work to improve its corporate structure to realize sustainable growth in order to enhance its corporate value. Toyota will strive to continue to pay stable dividends aiming at a consolidated dividend payout ratio of 30% while giving due consideration to factors such as business results for each term, investment plans and its cash reserves. In order to successfully compete in this highly competitive industry, Toyota plans to utilize its internal funds for the early commercialization of next-generation environment and safety technologies, giving priority to customer safety and reliability. Considering these factors, an annual dividend of 90 yen per share was paid for fiscal 2013, consisting of a year-end dividend of 60 yen per share and an interim dividend of 30 yen per share.

In fiscal 2013, Toyota did not repurchase its own shares, excluding shares constituting less than one unit that were purchased by Toyota upon request. Since Toyota began repurchasing shares in fiscal 1997, the cumulative number of shares repurchased as of the end of March 2013 was 736.98 million shares at a total cost of ¥2,868.8 billion. The following table shows the approximate number of shares repurchased and the approximate cost of repurchase of those shares for each of the periods indicated:

	Year Ended March 31,
	2009	2010	2011	2012	2013
Number of shares repurchased	15 million	0	0	0	0
Amount paid	¥73 billion	0	0	0	0

Toyota’s future share repurchases will be influenced by factors such as Toyota’s future earnings and financial position. For a further discussion of Toyota’s share repurchases, please see “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Exchange Rates

In parts of this annual report, yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translations was ¥94.05 = $1.00. This was the approximate exchange rate in Japan on March 31, 2013.

The following table sets forth information regarding the noon buying rates for Japanese yen in New York City as announced for customs purposes by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00 during the periods shown. At the end of May 2013, the noon buying rate was ¥100.83 = $1.00. The average exchange rate for the periods shown is the average of the month-end rates during the period.

Fiscal Year Ended or Ending March 31,	At End of Period	Average (of month-end rates)	High	Low
		(¥ per $1.00)
2009	99.15	100.85	110.48	87.80
2010	93.40	92.49	100.71	86.12
2011	82.76	85.00	94.68	78.74
2012	82.41	78.86	85.26	75.72
2013	94.16	83.26	96.16	77.41
2014 (through May 31, 2013)	100.83	99.18	103.52	92.96

Month Ended	High	Low
	(¥ per $1.00)
December 31, 2012	86.64	81.86
January 31, 2013	91.28	86.92
February 28, 2013	93.64	91.38
March 31, 2013	96.16	93.32
April 30, 2013	99.61	92.96
May 31, 2013	103.52	97.28

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

Each of the markets in which Toyota competes has been subject to considerable volatility in demand. Demand for vehicles depends to a large extent on social, political and economic conditions in a given market and the introduction of new vehicles and technologies. As Toyota’s revenues are derived from sales in markets worldwide, economic conditions in such markets are particularly important to Toyota. In Japan, while there continues to be some signs of weakness, the economic environment is gradually recovering. In the United States, economic conditions are moderately recovering due to factors such as increased consumer spending. However, in Europe, the economic environment continues to remain stagnant due to the ongoing sovereign debt crisis, and the rate of economic growth is slowing down in emerging economies. Such shifts in demand for automobiles is continuing, and it is unclear how this situation will transition in the future. Toyota’s financial condition and results of operations may be adversely affected if the shifts in demand for automobiles continues or progresses further. Demand may also be affected by factors directly impacting vehicle price or the cost of purchasing and operating vehicles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations (including tariffs, import regulation and other taxes). Volatility in demand may lead to lower vehicle unit sales, which may result in downward price pressure and adversely affect Toyota’s financial condition and results of operations.

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

Toyota is sensitive to fluctuations in foreign currency exchange rates and is principally exposed to fluctuations in the value of the Japanese yen, the U.S. dollar and the euro and, to a lesser extent, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound. Toyota’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through translation risk, and changes in foreign currency exchange rates may also affect the price of products sold and materials purchased by Toyota in foreign currencies through transaction risk. In particular, strengthening of the Japanese yen against the U.S. dollar can have an adverse effect on Toyota’s operating results.

Toyota believes that its use of certain derivative financial instruments including foreign exchange forward contracts and interest rate swaps and increased localized production of its products have reduced, but not eliminated, the effects of interest rate and foreign currency exchange rate fluctuations. Nonetheless, a negative impact resulting from fluctuations in foreign currency exchange rates and changes in interest rates may adversely affect Toyota’s financial condition and results of operations. For a further discussion of currency and interest rate fluctuations and the use of derivative financial instruments, see “Operating and Financial Review and Prospects — Operating Results — Overview — Currency Fluctuations”, “Quantitative and Qualitative Disclosures About Market Risk”, and notes 20 and 21 to Toyota’s consolidated financial statements.

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

ITEM  4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code of Japan and continues to exist under the Corporation Act. Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd.). Toyota became a separate company on August 28, 1937. In 1982, the Toyota Motor Company and Toyota Motor Sales merged into one company, the Toyota Motor Corporation of today. As of March 31, 2013, Toyota operated through 509 consolidated subsidiaries and 206 affiliated companies, of which 56 companies were accounted for through the equity method.

See “— Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures between April 1, 2010 and March 31, 2013 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota’s principal executive offices are located at 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota’s telephone number in Japan is +81-565-28-2121.

4.B BUSINESS OVERVIEW

Toyota primarily conducts business in the automotive industry. Toyota also conducts business in finance and other industries. Toyota sold 8,871 thousand vehicles in fiscal 2013 on a consolidated basis. Toyota had net revenues of ¥22,064.1 billion and net income attributable to Toyota Motor Corporation of ¥962.1 billion in fiscal 2013.

Toyota’s business segments are automotive operations, financial services operations and all other operations. The following table sets forth Toyota’s sales to external customers in each of its business segments for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2011	2012	2013
Automotive	¥17,322,753	¥16,964,378	¥20,378,762
Financial Services	1,173,168	1,071,737	1,150,042
All Other	497,767	547,538	535,388

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

	Yen in millions
	Year Ended March 31,
	2011	2012	2013
Japan	¥6,966,929	¥7,293,804	¥7,910,456
North America	5,327,809	4,644,348	6,167,821
Europe	1,920,416	1,917,408	2,003,113
Asia	3,138,112	3,116,849	4,058,629
Other*	1,640,422	1,611,244	1,924,173

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

During fiscal 2013, 25.7% of Toyota’s automobile unit sales on a consolidated basis were in Japan, 27.8% were in North America, 9.0% were in Europe and 19.0% were in Asia. The remaining 18.5% of consolidated unit sales were in other markets.

The Japanese economy as a whole suffered significant damage as a result of the Great East Japan Earthquake that occurred on March 11, 2011, including the ensuing tsunami and nuclear incident in Fukushima Prefecture.

After the earthquake, Toyota temporarily suspended operations at its domestic and overseas factories due to damage to social infrastructure including energy supply, transportation systems, gas, water and communication systems caused by the earthquake, shortages of parts from suppliers, and damage sustained by some subsidiaries of Toyota in regions adjacent to the disaster zone. Toyota was able to achieve full normalization of production and begin its recovery from the disaster sooner than initially anticipated. Toyota is working to minimize the negative impact on production and company activities that may result from the disaster’s effect on infrastructure, including potential electricity shortages as a result of suspended operations at nuclear power plants throughout Japan.

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

Through the quality control approach described above, Toyota and its officers and employees will unite to do their best to make customer safety their first emphasis, ensure that thorough quality control is a constant element of their work, strengthen quality control infrastructure and cultivate customers’ trust. For further details concerning recalls and other safety measures, see “Operating and Financial Review and Prospects — Operating Results — Results of Operations — Fiscal 2013 Compared with Fiscal 2012 — Operating Costs and Expenses”.

The Worldwide Automotive Market

Toyota estimates that annual worldwide vehicle sales totaled approximately 82 million units in 2012.

Automobile sales are affected by a number of factors including:

•	social, political and economic conditions,

•	introduction of new vehicles and technologies, and

•	costs incurred by customers to purchase and operate automobiles.

These factors can cause consumer demand to vary substantially from year to year in different geographic markets and in individual categories of automobiles.

The global economy in fiscal 2013 recovered gradually, with recovery in the United States and strong growth in investment and consumption in the emerging markets, especially in Asia, despite downward pressure stemming from the European sovereign debt crisis. The automotive industry was also impacted by this trend. In 2012, markets in emerging countries continued to grow. In developed countries, markets in the United States recovered, increasing by more than 10% compared to the previous year, and the market in Japan increased significantly from the previous year due to the government’s eco-car subsidy program, despite continuing signs of weakness in the overall Japanese economy. European markets fell below the previous year’s levels due to the sluggish economy that resulted partly from the fiscal austerity measures enacted to address the sovereign debt crisis in Europe.

Toyota expects the automotive market to grow in the medium- to long-term driven principally by the growth in resource-rich markets and the emerging markets. Global competition is severe, as competition in compact and low-price vehicles intensifies, and technological development and development of new products become more frequent with a heightened global awareness of the environment.

In 2012, China, Europe, North America, Asia, Central and South America, and Japan were the world’s largest automotive markets. The share of each market across the globe, which Toyota estimates based on the available automobile sales data in each country and region information, was 24% for China, 22% for Europe, 21% for North America (20% excluding Mexico and Puerto Rico), 10% for Asia, 8% for Central and South America, and 7% for Japan. In China, new vehicle sales increased to approximately 19.4 million units. In Europe, new vehicle sales decreased to approximately 18.2 million units. In North America, new vehicle sales increased to approximately 17.2 million units. In Asia (including India but excluding Japan and China), new vehicle unit sales increased to approximately 9.0 million units. In Central and South America, new vehicle sales increased to approximately 6.2 million units. In Japan, total new vehicle unit sales (including mini-vehicles) increased to approximately 5.4 million units.

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

Since 2000, various transactions have promoted consolidation within the global automotive industry. There are various reasons behind these transactions including the need to respond to the excessive global capacity in the production of automobiles, the need to reduce costs and improve efficiency by increasing the number of automobiles produced using common vehicle platforms and by sharing research and development expenses for environmental and other technology, the desire to expand a company’s global presence through increased size and the desire to expand into particular segments or geographic markets. Recently these have included global business alliances and investments between manufacturers.

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

As for our future business environment, the world economy is expected to benefit from ongoing moderate recovery in the U.S. and a pickup in the pace of economic expansion in emerging countries. Europe, meanwhile, still faces the risk of economic stagnation due to the sovereign debt crisis and other factors, though a gradual bottoming out is anticipated. The Japanese economy is expected to move gradually towards recovery supported by the effect of the policy package and monetary policy. However, slowing down of overseas economies is still downside risk of the Japanese economy.

The automotive market is expected to see recovery in the U.S. and expansion in emerging countries. However, amid the change in market structure, as seen in the expansion and diversification of demand for eco-cars backed by rising environmental consciousness, fierce competition exists on a global scale.

In this severe business environment, the Toyota group as a whole is responding to changes flexibly and is progressing steadily toward the realization of the Toyota Global Vision announced in March 2011. We will continue to review the structure for realizing sustainable growth and achieving competitiveness, and the Toyota group as a whole will make greater efforts to address the following:

First, we will further promote the Toyota New Global Architecture (“TNGA”), the way we will fundamentally reconsider work procedures, in order to launch attractive products globally and in a timely manner. For the Toyota brand, we intend to plan and develop overwhelmingly competitive next-generation cars in advanced countries, and to develop and introduce good products at affordable price that are trusted by customers in various usage environments in emerging countries. For the Lexus brand, we intend to establish the image as a global premium brand that hails from Japan. Furthermore, we intend to bring competitive units promptly.

Second, we intend to flexibly overcome business and management environmental changes. We will promote new business such as environmental and energy solutions that will lead the next generation and make strategic preparations for future business activities in next emerging countries. To better implement these efforts, we intend to improve the foundations for speedy decision-making and encourage appropriate control of fixed costs.

Third, we intend to proceed with constant activities toward the achievement of sustainable growth. In addition to pursuing quality improvement, we intend to further strengthen our innovative cost-reduction and profit-improvement activities throughout the company and promote further human resource development for enhancement of our global competitiveness. Activities to improve business continuity in the event of large-scale disasters will also be promoted and established.

Based on these efforts, Toyota will contribute to realize “enriching lives of communities” through providing “ever-better cars” that exceed customer expectations. This is expected to encourage more customers to purchase Toyota cars and thereby lead to the establishment of a stable business base. By perpetuating this good cycle, we will aim to realize sustainable growth and enhance corporate value. In addition, through full observance of corporate ethics such as compliance with applicable laws and regulations, Toyota will fulfill its social responsibilities by carrying out its Corporate Social Responsibility (CSR).

Automotive Operations

Toyota’s revenues from its automotive operations were ¥20.4 trillion in fiscal 2013, ¥17.0 trillion in fiscal 2012 and ¥17.3 trillion in fiscal 2011.

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

Hybrid Vehicles

The world’s first mass-produced hybrid car was Toyota’s Prius. It runs on an efficient combination of a gasoline engine and motor. This system allows the Prius to travel more efficiently than conventional engine vehicles of comparable size and performance. The hybrid design of the Prius also results in the output of 75% less emission than the maximum amount allowed by Japanese environmental regulations. Toyota views the Prius as the cornerstone of its emphasis on designing and producing eco-friendly automobiles. As of the end of March 2013, the total number of Toyota’s hybrid vehicles sold was 5.097 million units.

In May 2008, Toyota introduced the hybrid version of the Crown, which is the signature model of the Toyota brand, in Japan. In April 2009, the Lexus RX450h, which is the fully-remodeled Lexus RX400h, was successively introduced in Japan, North America and Europe. The Prius, of which 3.181 million units have been sold (as of the end of March 2013) since it was first introduced in 1997 and whose name has become synonymous with hybrid vehicles, underwent its second full model change in May 2009. The hybrid vehicles HS250h and SAI were introduced in July 2009 and December 2009, respectively. In December 2009, Toyota began leasing the Prius plug-in hybrid equipped with a lithium ion battery targeted at certain corporate users including electrical power companies. In January 2011, the Lexus hybrid vehicle CT200h was also introduced. Further, Toyota introduced the Prius a (Prius Alpha) wagon in May 2011 and is planning further ways to enhance the Prius series lineup. Furthermore, Toyota has strengthened its hybrid lineup by introducing hybrid versions of the Camry in September 2011, the Alphard and the Vellfire in November 2011, the compact hybrid vehicle Aqua in December 2011, the Prius plug-in and the fully remodeled GS450h in January 2012, the Yaris HV in May 2012, ES300h in July 2012, the Auris HV in November 2012 and the Avalon HV and the fully remodeled Crown HV in December 2012. Toyota anticipates strong growth in the hybrid vehicles area and will continue to introduce new models.

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

Conventional Engine Vehicles

Subcompact and Compact

Toyota’s subcompact and compact cars include the four-door Corolla sedan, which is one of Toyota’s best selling models. The Yaris, marketed as the Vitz in Japan, is a subcompact car designed to perform better and offer greater comfort than other compact cars available in the market, with low emissions that are particularly attractive to European consumers. In Japan, Toyota introduced the micropremium iQ in November 2008, the remodeled Passo in February 2010, the remodeled Ractis in November 2010, the remodeled Vitz in December 2010, the remodeled Corolla Axio/Fielder in May 2012, the remodeled Porte and its variant, the Spade, in July 2012 and the remodeled Auris in August 2012. In India and other markets, Toyota introduced the Etios. In addition, Toyota is planning to introduce the AGYA, which is designed and manufactured by Daihatsu.

Mini-Vehicles

Mini-vehicles are manufactured and sold by Daihatsu. Daihatsu manufactures mini-vehicles, passenger vehicles, commercial vehicles and auto parts. Mini-vehicles are passenger cars, vans or trucks with engine displacements of 660 cubic centimeters or less. Daihatsu sold approximately 650 thousand mini-vehicles and 189 thousand automobiles on a consolidated basis during fiscal 2013. Daihatsu’s largest market is Japan, which accounted for approximately 80% of Daihatsu’s unit sales during fiscal 2012. From 2011, Toyota began to sell some mini-vehicles manufactured by Daihatsu under the Toyota brand.

Mid-Size

Toyota’s mid-size models include the Camry, which has been the best selling passenger car in the United States for fifteen of the past sixteen calendar years (from 1997 to present) and also for the last eleven consecutive years. The Camry was fully remodeled in August 2011. Camry sales in the United States for 2012 were approximately 405 thousand units (including Camry hybrids). In addition, Toyota’s other mid-size models include (i) the REIZ for the Chinese market, (ii) the Avensis, which was remodeled in November 2008 for the European market, and (iii) the Mark X, which was remodeled in October 2009 for the Japanese market.

Luxury & Large

In North America, Europe, Japan and other regions, Toyota’s luxury lineup consists primarily of vehicles sold under the Lexus brand name. Lexus passenger car models include the LS, the GS, the ES, the HS, the IS, the CT, and the LFA. Lexus models also include the LX, the GX, and the RX sold as luxury sport-utility vehicles in the United States. Toyota commenced sales of its luxury automobiles in Japan under the Lexus brand in August 2005. As of March 31, 2013, the Lexus brand lineup in Japan includes the LS, the GS, the HS, the IS, the CT, the RX, and the LFA. The Toyota brand’s full-size luxury car, the Avalon, was remodeled in October 2012, and the Crown was remodeled in December 2012. Toyota also sells the Century limousine in Japan.

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

Recreational and Sport-Utility Vehicles and Pickup Trucks

Toyota sells a variety of sport-utility vehicles and pickup trucks. Toyota sport-utility vehicles available in North America include the Sequoia, the 4Runner, the RAV4, the Highlander, the FJ Cruiser and the Land Cruiser, and pickup trucks available are the Tacoma and Tundra. The Tacoma, the Tundra, the Highlander and the Sequoia are manufactured in the United States. Toyota also offers three types of sport-utility vehicles under the Lexus brand, including the LX, the GX, and the RX. Toyota also manufactures the RX and RAV4 models in Canada. Toyota’s pickup truck, the Hilux, has been the best selling model of all Toyota cars sold in Thailand. In December 2008, Toyota introduced the new Venza in North America. The fully remodeled RX was introduced in 2009. In North America, the fully remodeled RAV4 was introduced in December 2012.

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

Trucks and Buses

Toyota’s product lineup includes trucks (including vans) up to a gross vehicle weight of five tons and micro-buses, which are sold in Japan and in overseas markets. Trucks and buses are also manufactured and sold by Hino, a subsidiary of Toyota. Hino’s product lineup includes large trucks with a gross vehicle weight of over eleven tons, medium trucks with a gross vehicle weight of between five and eleven tons, and small trucks with a gross vehicle weight of up to five tons. As of fiscal 2013, Hino maintains a large share of the large truck market in Japan. Hino’s bus lineup includes medium to large buses used primarily as tour buses and public buses, small buses and micro-buses. Toyota and Hino maintain a large share of the small bus (including micro-buses) market in Japan.

Product Development

New cars introduced in Japan during fiscal 2013 and thereafter include the 86, Pixis Epoch and Spade. Remodeled cars in Japan during fiscal 2013 and thereafter include the Corolla Axio/Fielder, IS, Porte, Auris and Crown. New vehicles developed during fiscal 2013 and thereafter and introduced outside of Japan include the ES300h, Avalon HV and FR-S introduced in the United States, and the ES300h, IS300h, Auris HV and GT86 introduced in Europe. Remodeled cars outside of Japan during fiscal 2013 and thereafter include the ES, IS, Avalon and RAV4 in the United States, and the Auris and RAV4 in Europe.

In addition, the IMV product lineup based on the IMV project to optimize global manufacturing and supply systems is a lineup of strategic multipurpose vehicles produced from a single platform to meet market demand. The IMV product lineup includes, as of May 31, 2013, the Hilux, Fortuner, and Innova, one or all of which are available in all regions except for Japan.

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

	Year Ended March 31,
	2009		2010		2011		2012		2013
	Units	%	Units	%	Units	%	Units	%	Units	%
Market
Japan	1,944,823	25.7%	2,162,418	29.9%	1,913,117	26.2%	2,070,799	28.2%	2,278,796	25.7%
North America	2,212,254	29.2	2,097,374	29.0	2,031,249	27.8	1,872,423	25.5	2,468,804	27.8
Europe	1,061,954	14.0	858,390	11.9	795,534	10.9	797,993	10.8	799,085	9.0
Asia	904,892	12.0	979,651	13.5	1,255,016	17.2	1,326,829	18.0	1,683,578	19.0
Other*	1,443,433	19.1	1,139,329	15.7	1,313,123	17.9	1,283,885	17.5	1,640,401	18.5

Total	7,567,356	100.0%	7,237,162	100.0%	7,308,039	100.0%	7,351,929	100.0%	8,870,664	100.0%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

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

	(Thousands of Units)
	Fiscal Year Ended March 31,
	2009	2010	2011	2012	2013
Japan:
Total market sales (excluding mini-vehicles)	2,894	3,184	2,975	3,067	3,242
Toyota sales (retail basis, excluding mini-vehicles)	1,331	1,535	1,407	1,396	1,570
Toyota market share	46.0%	48.2%	47.3%	45.5%	48.4%

	(Thousands of Units)
	Calendar Year Ended December 31,
	2008	2009	2010	2011	2012
North America:
Total market sales	16,294	12,705	14,058	15,417	17,153
Toyota sales (retail basis)	2,537	2,053	2,008	1,880	2,360
Toyota market share	15.6%	16.2%	14.3%	12.2%	13.8%

Europe:
Total market sales	21,212	18,314	18,368	19,074	18,171
Toyota sales (retail basis)	1,141	905	808	820	838
Toyota market share	5.3%	4.9%	4.4%	4.3%	4.6%
Asia:
Total market sales	5,567	5,951	7,430	7,861	8,986
Toyota sales (retail basis)	809	779	991	1,055	1,487
Toyota market share	14.5%	13.1%	13.3%	13.4%	16.5%

Japan

Japan is one of the leading countries with respect to technological advancements and improvements and will continue to demonstrate such strength. Toyota strives to earn customer satisfaction by introducing products distinctive of Japan’s manufacturing ability such as value-added products including Lexus models, hybrid vehicles, vehicles with 3-seat rows and mini-vehicles. Toyota’s consolidated sales in the Japanese market in fiscal 2013 was 2,279 thousand units, an increase of 208 thousand units in comparison with the previous year. Toyota endeavors to secure and maintain its large share of and position atop the Japanese market. Toyota held a domestic market share (excluding mini-vehicles) on a retail basis of 47.3% in fiscal 2011, 45.5% in fiscal 2012 and 48.4% in fiscal 2013.

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

In January 2011, Central Motor Co., Ltd., Toyota’s subsidiary, began production at its Tohoku plant, implementing innovative production technology that realizes cost reductions. The Tohoku plant produces compact vehicles such as the Yaris sedan and the Corolla Axio. In addition, Kanto Auto Works, Ltd. became a wholly-owned subsidiary of Toyota in January 2012. In July 2012, Toyota integrated Central Motor Co., Ltd.,

Kanto Auto Works, Ltd. and Toyota Motor Tohoku Corporation to establish Toyota Motor East Japan, Inc. as a new company. This integration is intended to enable Toyota Motor East Japan, Inc. to design, develop, and produce globally competitive compact cars, manufacture auto parts, and support Toyota’s overseas operations. Toyota has established three domestic production bases, which are Tokai, Kyushu, and Tohoku regions.

In January 2012, Toyota Auto Body Co., Ltd. became a wholly-owned subsidiary of Toyota. Toyota Auto Body Co., Ltd. is primarily responsible for integrating the planning, development, and production of minivans, commercial vehicles, SUVs, etc.

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

In Japan, there are five major domestic manufacturers, five specialized domestic producers and a growing volume of imports from major United States and European manufacturers. The prolonged economic slump in the Japanese economy and the recent increases in environmental awareness have also shifted consumer preference towards more affordable automobiles such as compact and subcompact vehicles and towards utility vehicles such as mini-vans. For more than 40 years, Toyota has maintained its position as the largest automobile manufacturer in Japan. Every year since fiscal 1999, Toyota, excluding Daihatsu and Hino, has achieved a market share (excluding mini-vehicles) of over 40%, reflecting in part the success of the introduction of new models for subcompact and compact cars, mini-vans and sedans. In August 2005, Toyota launched the Lexus brand in Japan and achieved a record top market share of 24.8% in the luxury market in fiscal 2012. Toyota aims to further distinguish the Lexus brand by continuing to attract new and affluent customers including customers that typically had purchased imported vehicles.

North America

The North American region is one of Toyota’s most significant markets. While the automotive market struggled in the aftermath of the financial crisis beginning in 2008, Toyota has since reorganized its production structure and made improvements to its product lineup. In addition, Toyota is actively working to promote increased local operations independence in North America, in accordance with the Toyota Global Vision, announced in 2011.

In the North American region, of which the U.S. is the center, Toyota has a wide product lineup (excluding large trucks and buses), and sold 2,469 thousand vehicles on a consolidated basis in fiscal 2013. This represents approximately 28% of Toyota’s total unit sales on a consolidated basis. The U.S., in particular, is the largest market in the North American region, accounting for 89% of the retail sales of Toyota in such region. Currently, due to the recovery from shortages in parts and components resulting from the effects of the Great East Japan Earthquake and the floods in Thailand, sales figures for fiscal 2013 were 131.9% of those in the previous fiscal year.

Toyota commenced sales of the first-generation Prius hybrid model in North America in 2000. The Prius became Toyota’s best selling model behind the Corolla and Camry, having gained particular support among customers concerned with the environment. Toyota introduced the first hybrid model under the Lexus brand, the RX400h, and the Highlander hybrid in 2005. Toyota began sales of the HS250h in 2009 and the CT200h and Prius V in 2011. Further, Toyota continued expanding its hybrid models with the introduction of models such as the Prius C, ESh and Avalon HV in 2012.

Since the introduction of the LS and ES models under the premium brand model, Lexus, in the United States in 1989, Toyota has expanded its Lexus sales with models including the GS, IS and RX, etc. In 2012, Toyota introduced the all-new GS and ES models, and unit sales reached 244 thousand units. Toyota is planning to further increase sales through the introduction of the new IS model in 2013.

Toyota is continuing to revise its production in North America in response to changes in market conditions. Toyota discontinued the joint production of the Tundra in its Indiana and Texas plants, and designated the Texas plant as the sole production facility for the Tundra in November 2008. Also in November 2008, Toyota’s Kentucky plant commenced production of the new Venza model, and a decision was made to commence production of the Lexus ES350 for sale in the North America market starting by summer of 2015. At the Indiana plant, local production of the Highlander began in October 2009 and in 2013, Toyota plans to increase production capacity at the plant to coincide with the shift to the next generation model. Toyota also plans to increase production capacity of auto parts at its automatic transmission plant in West Virginia and engine plants in Kentucky and Alabama to meet the expanded production capacities of vehicles in the U.S. The new Woodstock plant in Canada commenced production of the RAV4 in November 2008 and the production capacity at the Woodstock plant increased from 150 to 200 thousand units per year in January 2013. Also, Toyota plans to commence production of the RX450h hybrid model at its Cambridge plant by the beginning of 2014.

On the other hand, due to the termination of the NUMMI joint venture with GM in the middle of 2009, Toyota ceased placing orders for the Tacoma and Corolla with NUMMI and production was stopped at the NUMMI plant in April 2010. Equipment utilized in the production of the Tacoma model was transferred to the Texas plant, where production of the Tacoma began in July 2010. The Corolla was produced and supplied by the Cambridge plant in Canada, and finished vehicles were exported into North America from the Takaoka plant and Kanto Auto Works, Ltd. in Japan. Starting October 2011, Toyota, instead of importing from Japan, has begun production of the Corolla at its Mississippi plant. Furthermore, in November 2012, Toyota came to an agreement with Mazda Motor Corporation under which Toyota-brand light vehicles for sale mainly in North America will be produced at Mazda’s new plant.

As for Toyota’s vehicle development in North America, the Toyota Technical Center spearheads the design, planning, and evaluation of vehicles and parts as to their ability to meet customer needs. As a measure towards local self-reliance, Toyota plans to increase the number of staff present at the Center, and will continue to promote self-reliance towards producing even better cars in the future.

Europe

While the outlook for the future remains unclear in light of the ongoing European sovereign debt crisis, and competition continues to intensify, Toyota has expanded its lineup of hybrid models and has entered into supply agreements with BMW and PSA for diesel engines and light commercial vehicles, respectively. In addition, Toyota is actively promoting production and sales measures that meet local demand by reevaluating its sales network periodically and strengthening its value chain including used car dealerships, after-sales services and finance and insurance services.

In 2012, as a result of the economic downturn in Southern European countries such as Spain and Italy, European market performance fell short of the previous year.

Despite sluggish sales in Western Europe, the overall unit sales in 2012 exceeded the previous year’s figures due to sales increases in Russia. Toyota aims to further increase its market share with the expansion of its product lineup. Consolidated European sales of Toyota in fiscal 2013 was 799 thousand units, up 0.1% from fiscal 2012.

Toyota has in the past increased local production in response to sales growth, establishing Toyota Motor Manufacturing (UK) Ltd. (“TMUK”) in 1992, Toyota Motor Manufacturing Turkey Inc. in 1994 and Toyota Motor Manufacturing France S.A.S. in 2001 as vehicle supply factories to Europe. Further, in 2005, Toyota Peugeot Citroën Automobile was formed as a result of a joint venture with PSA Peugeot Citroën, allowing for the expansion of local production. However, in response to the downturn of the market resulting from the economic crisis in Europe, Toyota promptly reduced personnel and made adjustments to its plant operations. In addition, in light of the current levels of demand in the United Kingdom, TMUK limited its production to one production line at its Burnaston plant. TMUK plans to reopen the second production line based on the direction of the market. To increase the utilization rate of these factories, Toyota plans to transfer the production of the Corolla from Japan to TMMT and begin exporting the TMMF Yaris to North America in 2013.

Toyota opened Toyota Motor Manufacturing Russia in 2007 as a base for its manufacturing operations in the Russian market, where future growth is expected. A two-shift production system started in September 2012 and the production capacity was increased from 20,000 units to 50,000 units per year. In addition, Toyota commenced contract assembly of SUVs by Sollers Bussan in Vladivostok in the spring of 2013. Toyota announced officially to plan to commence complete knock down, or CKD, production of SUVs in Kazakhstan beginning in the spring of 2014.

Toyota’s principal European markets are Germany, France, the United Kingdom, Italy, Spain and Russia. Toyota’s principal competitors in Europe are Volkswagen, Ford, Renault, Opel and Peugeot, as well as Korean manufacturers Hyundai and Kia, who have made significant expansions in the region.

Asia

In light of the importance of the Asian market that is further expected to grow in the long term, Toyota aims to build an operational framework that is efficient and self-reliant as well as a predominant position in the automotive market in Asia. Operating income for Asia in fiscal 2013 increased compared to fiscal 2012 due to the increase in sales and the impact of cost reduction activities. Sales were strong, particularly in Thailand, Indonesia and the Philippines, in the fourth quarter. Toyota has responded to increasing competition in Asia by making strategic investments in the market and developing relationships with local suppliers. Toyota believes that its existing local presence in the market provides it with an advantage over new entrants to the market and expects to be able to promptly respond to demand for vehicles in the region.

In this region, Toyota plans to further strengthen and solidify its business foundations by improving its product line-up, expanding local procurement, and increasing production capacities. For example, Toyota began producing IMV models (the Hilux, Fortuner and Innova) in Thailand, Indonesia, India, the Philippines and Malaysia in fiscal 2005 and in Vietnam in fiscal 2006. Furthermore, with increased production capacity, the Thailand plant now produces IMV models (the Hilux and Fortuner) for sale outside of Asia, including in Australia and in the Middle East, and has contributed greatly to the expansion of Toyota’s automotive business. Furthermore, as part of Toyota’s efforts to expand business going forward, Toyota Motor Thailand Co., Ltd., Toyota’s vehicle production base in Thailand, commenced production of the Camry hybrid in May 2009 and Prius in November 2011. Toyota also plans to start operation of its second Gateway plant in the autumn of 2013, which will increase production capacity by 80 thousand units, and will increase production capacity in Thailand to 770 thousand units. In India, Toyota has expanded its business by constructing a second plant with an annual production capacity of 70 thousand units, Toyota has also commenced production and sales of the Etios compact model designed specifically for the Indian market in December 2010. Furthermore, Toyota increased production capacity in India during 2012 and 2013 to 210 thousand units. Toyota began exporting the gasoline-fueled model of the Etios to South Africa from India in April 2012. Moreover, Toyota commenced operation of a second plant in Karawang, Indonesia, at the beginning of 2013 in order to meet the diverse customer needs and the expanding market. Toyota plans to increase the initial production capacity of 70 thousand units per year to 120 thousand units per year by the beginning of 2014. In addition, in 2012 Toyota began production and sales of the Camry hybrid in Taiwan, to accommodate the spread of environmentally-friendly vehicles. In light of the Korea-USA FTA conclusion, moreover, Toyota has begun sales of the U.S. produced Camry in Korea since January 2012.

Consolidated Asian sales of Toyota vehicles in fiscal 2013 was 1,684 thousand units, up 26.9% from fiscal 2012. In 2012, Toyota had a market share in Asia of 16.2% and achieved annual retail unit sales of approximately 1,443 thousand vehicles. Increased sales in robust economics primarily in Thailand and Indonesia contributed to the growth in the Asian market.

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

In China, Toyota has been conducting joint ventures with two major partners. First, with respect to the joint venture with China FAW Group Corporation, since Toyota first launched the Vios through the joint venture in 2002, Toyota has been producing and selling nine car models in China, including the Land Cruiser Prado, Land Cruiser, Corolla, Crown, REIZ, Coaster, RAV4 and Prius. With regard to increasing production capacity, in May 2007, Toyota commenced production of the new Corolla on the second line of the Tianjin Teda plant, which has an annual production capacity of 200 thousand units, and commenced production of the RAV4 on the same line in March 2009. Toyota is currently constructing a new factory in Changchun, China, where Toyota began producing the Corolla in May 2012 with an annual production capacity of 100 thousand units. Guangzhou Toyota Motor Co., Ltd., a joint venture between Toyota and Guangzhou Automobile Group Co., Ltd., commenced production of the Camry in May 2006 with an annual production capacity of 100 thousand units on a single shift basis and, by late 2006, it expanded its annual production capacity to 200 thousand units on a double shift basis. In addition, it commenced production of the Yaris in May 2008, and the second Guangzhou line commenced production of the Highlander in May 2009 and the E’z in June 2011. In 2014, Toyota plans to open a plant in Changshu in Jiangsu, China for the production of the CVT.

Total vehicle sales in the Chinese market increased 3% from 18.79 million in 2011 to 19.43 million in 2012. In this market, Toyota’s sales in 2012 were 850 thousand vehicles. In the locally produced passenger vehicle market (total of approximately 13.6 million units), Toyota’s sales were 750 thousand units, for a market share of 6%. In the 2012 market, favorable conditions in the less-than-1.6 liter market continued, and the SUV market expanded as a result of customers’ value diversification. However, Toyota’s sales in 2012 saw a decrease for the first time, resulting in a 5% decrease compared to the previous year, due to the impact of the political conflict between Japan and China which arose in September 2012. As for Toyota’s distribution network, Toyota has been expanding the distribution network for locally produced vehicles in cooperation with Chinese joint venture partners under Tianjin FAW Toyota Motor Co., Ltd. and Guanqi Toyota Motor Co., Ltd., and for imported vehicles, Toyota has also been expanding primarily the Lexus brand sales network. Toyota plans to further increase sales by expanding the number of dealers and the product lineup for both locally produced and imported vehicles, particularly inland. In addition, as the market in China develops, Toyota plans to promote the so-called “Value Chain” businesses such as used cars, services, financing and insurance.

South and Central America, Oceania, Africa and the Middle East

Consolidated sales of Toyota vehicles in fiscal 2013 in South and Central America, Oceania, Africa and the Middle East (collectively, the “Four Regions”) was 1,640 thousand units, an increase of 27.8% from fiscal 2012. The increase was due to factors such as the strong sales of IMV models. The core models in this region are global models such as the Corolla, IMV (the Hilux) and Camry, which are designed to satisfy regional demands, while keeping production costs down by using common platforms and core parts and components with vehicle models in other regions. Furthermore, with respect to production, Toyota Motor Corporation Australia Ltd., Toyota’s vehicle production base in Australia, commenced production of the Camry hybrid in December 2009. In addition, in order to increase production of IMV models, Toyota expanded the annual production capacity of its Argentina factory from 70 thousand units to 90 thousand units during the second half of 2011. In order to expand business in Brazil, Toyota constructed a new factory in Sorocaba with an annual production capacity of 70 thousand units, and in September 2012, began production and sales of the compact vehicles introduced to the Indian market. Further, Toyota began local production of the Fortuner in Egypt in April 2012.

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

Production

Toyota and its affiliated companies produce automobiles and related parts and components through more than 50 overseas manufacturing companies in 27 countries and regions besides Japan. Toyota’s major manufacturing facilities include plants in Japan, the United States, Canada, the United Kingdom, France, Turkey, Thailand, China, Taiwan, India, Indonesia, South Africa, Australia, Argentina and Brazil. Daihatsu brand vehicles are produced at 4 factories in Japan and 3 manufacturing companies in 3 other countries, including Indonesia and Malaysia. Hino brand vehicles are produced at 2 factories in Japan and 9 manufacturing companies in 9 countries, including Indonesia and Thailand. For a listing of Toyota’s principal production facilities, see “Information on the Company — Property, Plants and Equipment”.

In promoting a sustainable growth strategy, establishing a system capable of providing optimal supply of products in the global market is integral to Toyota’s strategy. In May 2010, Toyota announced its production strategy aimed at achieving an optimal supply system in the global market. For example, Toyota will increase its local production capacities to meet a wide range of growing customer demands in a timely manner in emerging countries such as China and India. On the other hand, in developed countries with mature markets, Toyota will reconsider production models to respond to changes in market demand and establish a flexible and efficient production system that can withstand currency fluctuations. In 2012, 75.4% of Toyota vehicles sold in overseas markets were manufactured in overseas plants by Toyota and its unconsolidated affiliated companies. In 2012, approximately 75.3% of Toyota vehicles sold in North America were produced in North America. Of the vehicles sold in Europe in 2012, approximately 58.5% were produced in Europe. In fiscal 2013, Toyota produced on a consolidated basis approximately 4,276 thousand vehicles in Japan and approximately 4,422 thousand vehicles overseas, compared to approximately 3,940 thousand vehicles in Japan and approximately 3,495 thousand vehicles overseas in fiscal 2012.

The following table shows the worldwide vehicle unit production by Toyota for the periods shown. These production figures do not include vehicles produced by Toyota’s unconsolidated affiliated companies. The sales unit information elsewhere in this annual report includes sales of vehicles produced by these affiliated companies. Vehicles produced by Daihatsu and Hino are included in the vehicle production figures set forth below.

	Year Ended March 31,
	2009	2010	2011	2012	2013
Units Produced	7,051,032	6,809,440	7,169,721	7,435,781	8,698,454

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

Through the Toyota Production System, issues are identified and analyzed at the actual site, the entire production process is made visible, and production efficiency as well as product quality are improved through the application of measures to address the sources of problems. As one method to implement these measures, Toyota utilizes sophisticated information technologies to improve each step of its vehicle development process, from product planning to commencement of mass-production. These technologies are intended to enhance flexibility, simplification, quality, cost competitiveness, and speed. Specifically, detailed virtual assembly and other simulations of manufacturing processes are conducted on computer for a new vehicle or new production equipment/systems before a prototype is made. An actual prototype is made only after defects and related issues have been identified and resolved by computer simulation, thereby minimizing the time required for rebuilding prototypes and significantly shortening the time required before starting mass production. Moreover, this system is used to prepare virtual factories and other visual aids in order to facilitate training and communication at overseas plants and enable the efficient transfer of necessary technology and skills.

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

Distribution

Toyota’s automotive sales distribution network is the largest in Japan. As of March 31, 2013, this network consisted of 281 dealers employing approximately 34 thousand sales personnel and operating approximately 4.7 thousand sales and service outlets. Toyota owns 15 of these dealers and the remainder are independent.

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

Sales of Toyota vehicles in Japan are conducted through four sales channels — “Toyota”, “Toyopet”, “Corolla” and “Netz”. In addition, Toyota introduced the Lexus brand to the Japanese market in August 2005, and currently distributes the Lexus brand vehicles through a network of 172 sales outlets in order to enhance its competitiveness in the domestic luxury automobile market. The following table provides information for each channel as of March 31, 2013.

	Dealers
Channel	Toyota Owned	Independent	Total	Market Focus
Toyota	4	45	49	Luxury channel for Toyota brand vehicles
Toyopet	4	48	52	Leading channel for the medium market
Corolla	4	70	74	Volume retail channel centering on compact models
Netz	3	103	106	Sales channel targeting customers with new values for the 21st century

Brand			Sales Outlets	Market Focus
Lexus			172	Premium brand

Outside Japan, Toyota vehicles are sold through approximately 170 distributors in approximately 170 countries and regions. Through these distributors, Toyota maintains networks of dealers. The chart below shows the number of Toyota distributors as of March 31, 2013 by country and region:

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

In April 2012, Toyota announced a new development framework, the TNGA, which reconciles sweeping advances in product appeal with cost reductions. The new framework sets forth an architecture that incorporates not only the three fundamental vehicle functions of moving, turning and stopping, but also ergonomics such as driving position as well as freedom of design. Toyota plans to efficiently develop cars with high basic-performance attributes by developing module parts based on this architecture. The TNGA provides for handling multiple models simultaneously in grouped development projects that will increase the sharing of parts and core vehicle components. This sharing, carried out in cooperation with suppliers, will result in lowered costs, thereby allowing developmental manpower and funds to be divided between R&D to meet consumer preferences and R&D to meet regional needs, resulting in further product improvement.

By April 2013, Toyota established systems to rapidly promote the TNGA and reevaluated the way it does business from the ground up. Toyota plans to continue to produce high-quality, profitable and attractive cars.

Enhancing Vehicle Functionality and Intelligent Transport Systems — Realizing a Smart Mobility Society

Toyota is striving to enhance vehicle functionality that will increase the attractiveness of vehicles and the excitement of driving. Toyota is also working in various ways to realize enhanced transport systems that are safer, more environmentally friendly and comfortable through ITS, Toyota’s comprehensive initiative regarding people, cars and the driving environment. Today, automobiles are not just a means of transport, but are also expected to play additional roles in people’s lives and society. Toyota will continue to face this challenging goal and aim to innovate technology that will lead to an enriched lifestyle that offers people peace of mind in a smart mobility society where vehicles will manifest new kinds of value-added and attractive functions and features that are closely connected to all aspects of human activity and life as a part of smart communities worldwide.

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

•

HELPNET emergency call service is an emergency notification system that transmits necessary information such as the vehicle location either automatically or through the touch of a button in the event of a traffic accident or medical emergency. It immediately contacts police and fire departments through the HELPNET Operation Center. This system is integrated into G-BOOK and G-Link to improve the quality of services. HELPNET shortens the time taken to report following an emergency situation, which contributes to decreasing the number of traffic accident fatalities and reducing the level of impact, preventing secondary disasters and easing traffic congestion.

In addition to the above, Toyota also operates a Japanese-language website, GAZOO.com. The name “Gazoo” originates from the Japanese word gazo meaning images. Gazoo was established as a membership Internet service linking Toyota, its national dealer network and Gazoo members, and has provided information on new and used Toyota vehicles and related services as well as online shopping capabilities. As an interactive portal for automobiles, in addition to information on Toyota vehicles, Gazoo currently provides information on other automobile companies and also offers a rich blogging feature. In addition, Gazoo features GAZOO Racing and GAZOO Mura, through which customers can experience the enjoyment that cars offer, to further complement its content line-up. In October 2008, Toyota introduced the new Internet-based service GAZOO METAPOLIS, which is Toyota’s own virtual city using 3-D images, to inspire new interest in cars and propose new ways for people to enjoy their vehicles through the Internet. Toyota utilized its GAZOO technology to further expand its automobile information service by launching the G-BOOK telematics service in Japan in fall 2002 and G-Link, which is a service exclusive to Lexus, in August 2005. Toyota also offers a theft detection system, vehicle tracking service, operator support service as standard to enhance services aiming to provide safety, security and comfort for G-BOOK and G-Link users in their lifestyle using vehicles. With G-BOOK mX announced in April 2007, Toyota started offering services that allow drivers to use more convenient navigation systems such as “Map-on-Demand” — the world’s first technology for automatically updating map data. Also, Toyota has further strengthened its linkage between Gazoo and G-BOOK and has, for example, allowed map information searched on a blog on GAZOO.com to be used on G-BOOK, further maturing as a comprehensive telematics service. In Japan, Toyota is seeking to promote the use of the G-BOOK by equipping all Crown models with navigation systems with the G-BOOK and increasing the number of car navigation system models that are compatible with G-BOOK. Toyota has also licensed its G-BOOK technology to certain other competitors in Japan. Toyota is applying the technology and experience it has accumulated in Japan to regions outside Japan. G-BOOK services have been available in China since March 2009, and its unique telematics services in the

United States was launched in August 2009. In addition, Toyota began offering the new G-BOOK software for smartphones starting from December 2010 in Japan, and began to offer the same service in Thailand starting March 2012.

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

In September 2010, Toyota announced its smart-grid initiatives, which are intended to demonstrate efficient energy use toward the realization of a low-carbon and energy-saving society. By utilizing technology cultivated through the Internet and telematics services mentioned above, Toyota developed the Toyota Smart Center (“TSC”) that optimally controls electricity and links EV (electric vehicles) and PHV (plug-in hybrid vehicles) with homes, and conducted in Rokkasho Village in Aomori, a demonstration project aimed to reduce overall CO2 emissions and users’ electricity costs. In addition, in order to develop a global platform of the TSC, Toyota announced a partnership with Microsoft Corp. in April 2011 and a partnership with Salesforce.com in May 2011. Toyota plans to utilize the cloud technology of these two companies in its Internet and telematics services to build a framework for TSC’s global implementation. In January 2012, Toyota began eConnect for PHV and “TOYOTA friend” services. In May 2013, Toyota utilized the latest version of Microsoft’s SharePoint to comprehensively redesign GAZOO, the automobile information portal site. Toyota is also developing its “Big Data Traffic Information Service,” a new kind of traffic-information service utilizing big data including vehicle locations and speeds, road conditions and other parameters collected and stored via telematics services. Based on such data, traffic information, statistics and other related information can be provided to local governments and businesses to aid traffic flow improvement, provide map information services and assist disaster prevention measures. In June 2013, Toyota started accepting applications to use the service from local governments and businesses across Japan. Going forward, Toyota plans to continue to work with new information technologies and the IT industry to establish a framework for TSC’s global implementation and to realize a mobility society in the future.

Enhancing Vehicle Functionality — Driving Assistance Functions.

Toyota’s driving assistance functions offer functions that assist drivers with an aim to lessen the burden of driving, enhance safety and provide pleasure of driving to everyone. Toyota is proceeding with enhancements to commercialize various functions that assist the driver in sensing external information, avoiding danger and making appropriate maneuvers. These functions have started to be incorporated in some Toyota vehicles. Examples of driving assistance functions include the following:

•

VDIM (Vehicle Dynamics Integrated Management) is a system that constantly monitors the driver’s operations and the vehicle’s situation and centrally manages the engine, steering mechanisms and brakes. By stabilizing the vehicle before the driver loses control of the vehicle, the VDIM achieves a high level of ‘active safety’ and improves driving performance, namely running, turning and stopping.

•

“Pre-collision System” is a system that perceives possibilities of a crash with obstacles or the car in front through a millimeter-wave radar sensor that can precisely detect objects even in bad weather conditions. If collision seems to be unavoidable, it proceeds to activate safety devices at an early stage to reduce any damage. Toyota is also developing an advanced system that detects pedestrians using a stereo camera and a driver monitoring camera that detects the driver’s face orientation and the opening and closing of eyes, which enable the determination of the likelihood of a collision at an earlier stage.

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

Enhancing Transport Systems.

Enhancing transport systems requires taking a general approach that addresses various factors across a wide scope that are pertinent not only to vehicles but also roads, people and public transport systems in order to ensure smooth and efficient movement of people and vehicles and to build a safe transportation environment. In addition to VICS and ETC (Electronic Toll Collection System), which are already standard in Japan, the “Vehicle-Infrastructure Cooperative Systems that Support Safety Driving,” which combines cutting edge IT and vehicle technology, is in development and has begun to be partially implemented.

•

The “ITS Spot Service” commenced in 2009 and corresponding products are available for purchase. Mainly for use on highways, this service provides drivers with information related to road traffic and safe driving that is transmitted from road infrastructures to car navigation systems through video and voice.

•

In the summer of 2011, Toyota introduced products corresponding to the driving safety support system (“DSSS”) which the National Police Agency has started operating. Mainly for use on normal roads, this system supports safe driving, including by preventing the driver from overlooking red lights, by transmitting traffic control information (traffic lights and signs, etc.) and other local information from road infrastructures to automobiles.

•

Systems aimed at further reducing accidents, improving fuel efficiency and reducing CO2 emissions are in development. Through direct and continuous exchange of information between vehicles and the road, other vehicles and pedestrians, these systems aim to mitigate side collisions and accidents involving pedestrians, which have been difficult to mitigate to date. This also includes systems such as C-ACC (Co-operative Adaptive Cruise Control) which supports smooth acceleration and deceleration when following behind another vehicle, and fuel efficient driving.

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

Smart Communities.

In April 2010, Toyota City was selected as a “Model Region for Next-Generation Energy Systems” by the Ministry of Economy, Trade and Industry. Toyota has since joined the “Toyota City Low-Carbon Society Verification Council” (established in August 2010), and has been carrying out experiments relating to the “Optimization of Local Energy Use in Households and Destinations (commercial and public facilities)” and “Establishment of a System for Low-Carbon Emission Transportation.” In addition, starting in 2014, Toyota will launch an experimental ultra-compact electric vehicle sharing program in Grenoble, France, together with the city of Grenoble and local companies.

In February 2013, Toyota established the “F-Grid Ohira, Miyagi Limited Liability Partnership,” a smart community business which operates the “F-Grid” in the Sendai Hokubu Industrial Park in the village of Ohira, Miyagi, together with Toyota affiliated companies. The Partnership began supplying electricity and heat to partners in the industrial park in April 2013. This business aims to contribute to “creating a safe and secure community with the community and the industrial park working as one,” “revitalizing local industry” and “revitalizing the community.” Toyota believes that the elemental technologies developed through these experiments and businesses will help in the creation of new systems for society that meet differing social environments and municipal needs, not just in Japan but around the world, in both developed and emerging countries, and will play a role in the creation of energy and transportation infrastructure to help spread next-generation eco-cars.

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

Toyota’s revenues from its financial services operations were ¥1,170.6 billion in fiscal 2013, ¥1,100.3 billion in fiscal 2012 and ¥1,192.2 billion in fiscal 2011. In fiscal 2012, Toyota collaborated with dealers in various countries and regions, and the financial services operations were steady overall, despite the harsh economic environment due to the negative impact of the Great East Japan Earthquake and the floods in Thailand. In fiscal 2013, with strengthening economies predominantly in the United States and emerging markets such as Asia, Toyota’s share of financing provided for new car sales of Toyota and Lexus vehicles in regions where TFSC operates hit 34%, its highest level ever, and the balance of loan receivables increased steadily as a result of the continued timely implementation of sales programs in collaboration with dealers. Meanwhile, Toyota is making efforts to provide both its customers and dealers with stable financial services, by diversifying its funding mechanisms with ABCP (Asset Backed Commercial Paper) and ABS (Asset Backed Securities), in addition to mid- to long-term financings, primarily in commercial paper issuances, corporate bonds and bank borrowings. In fiscal 2012, Toyota continued to perform detailed credit appraisals and serve customers by monitoring bad debt and loan payment extensions, and the percentage of credit losses improved by 0.19% from fiscal 2011 to 0.22%. In fiscal 2013, the percentage of credit losses remained at 0.23%, which was almost the same level as fiscal 2012. Toyota continues to work towards improving its risk management measures in connection with credit and residual value risks.

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

In May 2011, Toyota established Toyota Financial Services India Limited, a financial services company, in India. Toyota Financial Services India Limited began its operations in June 2012 and has since expanded its business to major cities such as Bangalore, Delhi and Mumbai. In January 2013, Toyota established a new leasing company, Toyota Motor Leasing China Co., Limited, in China, which began its operations in April 2013.

Net finance receivables for all of Toyota’s dealer and customer financing operations were approximately ¥12 trillion as of March 31, 2013, representing an increase of approximately 24.1% as compared to the previous year. The majority of Toyota’s financial services are provided in North America. As of March 31, 2013, approximately 57.6% of Toyota’s finance receivables were derived from financing operations in North America, 10.0% from Europe, 9.9% from Japan, 9.5% from Asia and 13.0% from other areas.

Approximately 49% of Toyota’s unit sales in the United States during fiscal 2013 included a finance or lease arrangement with Toyota. Because the majority of Toyota’s financial services operations are related to the sale of Toyota vehicles, a decrease in vehicle unit sales may lead to a contraction of Toyota’s financial services operations.

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

For information on Toyota’s finance receivables and operating leases, please see “Operating and Financial Review and Prospects — Operating Results — Financial Services Operations.”

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

Insurance

Toyota provides insurance services in the United States through Toyota Motor Credit Corporation’s wholly-owned subsidiary, Toyota Motor Insurance Services, Inc. (“TMIS”) and its wholly-owned insurance company subsidiaries. Their principal activities include marketing, underwriting and claims administration. TMIS also provides coverage related to vehicle service agreements and contractual liability agreements through Toyota dealers to customers. In addition, TMIS also provides coverage and related administrative services to affiliated companies of Toyota Motor Credit Corporation. Toyota dealers in Japan and in other countries and regions also engage in vehicle insurance sales.

Other Financial Services

Toyota Finance Corporation launched its credit card business in April 2001 and began issuing Lexus credit cards in 2005 when the Lexus brand was introduced in Japan. As of March 31, 2013, Toyota Finance Corporation has 11.8 million card holders (including Lexus credit card holders).

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

All Other Operations

In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive business activities. Net sales for these activities totaled ¥1,066.4 billion in fiscal 2013, ¥1,048.9 billion in fiscal 2012 and ¥972.2 billion in fiscal 2011. Sales to external customers of all other operations in fiscal 2013 represented 2.4% of Toyota’s net revenues for fiscal 2013. Substantially all of Toyota’s revenues from other operations were derived in Japan.

Housing

Toyota established its subsidiary Toyota Housing Corporation in April 2003 and has transferred to it product planning and sales operations related to the manufacture and sale of housing. Furthermore, in order to quickly and accurately grasp clients’ needs and to plan, develop and sell products on a timely basis, in April 2008, Toyota transferred the product development operation to Toyota Housing Corporation. In October 2010, Toyota spun-off its housing operations (project planning, technology development and manufacturing) through a statutory demerger and integrated them into Toyota Housing Corporation. Toyota believes that in the vastly changing housing market environment, the integration of the development, manufacture and sales functions will expedite decision making and lead to flexible business operations that will enable Toyota to better respond to the needs of even more customers. In March 2005, Toyota, together with institutional investors, agreed to jointly invest in Misawa Home Holdings, Inc. (“Misawa”; renamed Misawa Homes Co., Ltd.) pursuant to its request for assistance in its rehabilitation. In April 2010, determining that a stronger collaboration with Misawa would be desirable in order to achieve further growth in the difficult operating environment of the housing industry, Toyota Housing Corporation agreed to purchase Misawa shares from an institutional investor. In addition, Toyota transferred ownership of Misawa to Toyota Housing Corporation in October 2010. Through these activities, Toyota has strengthened the housing business of both companies.

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

U.S. Federal Standards

The federal Clean Air Act directs the Environmental Protection Agency (“EPA”) to establish and enforce air quality standards, including emission control standards on passenger cars, light trucks and heavy-duty vehicles. The EPA decided in February 2000 to adopt more stringent vehicle emission and fuel economy standards applicable to passenger cars and light trucks produced in model years 2004 and beyond. In the standards adopted for model years 2004 and beyond, manufacturers must guarantee that their vehicles meet the requirements for ten years or 120 thousand miles, whichever occurs first. Manufacturers are not permitted to sell vehicles in the United States that do not meet the standards. In April 2007, EPA regulations that further restrict emissions from passenger cars and light trucks operating at cold temperatures became effective. The new emissions standards set by these regulations are being phased in between 2010 and 2013. Similar standards that further restrict emissions from heavy-duty vehicles operating at cold temperatures will be phased in from 2012 to 2015. In March 2013, the EPA announced new vehicle emission and fuel standards for passenger vehicles and light-duty trucks for model years 2017 and onwards.

Furthermore, in April 2007 the U.S. Supreme Court ruled that the EPA has the authority to regulate automobile emissions of greenhouse gases. In response to this ruling, on April 1, 2010 the EPA and the federal National Highway Traffic Safety Administration (“NHTSA”) issued a joint final rule to reduce the emission of greenhouse gases from passenger cars, light-duty trucks and medium-duty passenger vehicles for model years 2012 through 2016. These vehicles are required to meet an estimated combined average emissions level of 250 grams of carbon dioxide per mile, equivalent to 35.5 miles per gallon if the requirements were met through fuel economy standards. The NHTSA also set Corporate Average Fuel Economy (“CAFE”) standards for passenger cars and light trucks that will require manufacturers of those vehicles to meet an estimated combined average fuel economy level of 34.1 miles per gallon in model year 2016. In addition, on August 28, 2012, the EPA and the NHTSA jointly issued the final rule to further reduce greenhouse gas emissions and improve fuel economy for passenger vehicles, light-duty trucks and medium-duty passenger vehicles for model years 2017 through 2025. In the final rule, these vehicles are required to meet an estimated combined average emission level of 163 grams of carbon dioxide per mile in model year 2025, equivalent to 54.5 miles per gallon if these requirements were met through improvements in fuel economy standards. The NHTSA also issued CAFE standards for passenger vehicles and light trucks that would require manufacturers to meet an estimated combined average fuel economy level of 49.6 miles per gallon in model year 2025. According to the final rule, these standards are to be reevaluated by 2018.

As discussed above, the EPA has been granted the authority to set fuel standards in connection with the regulation of automobile emissions. In October 2010, the EPA approved the sale and use of fuel with a 15% ethanol blend (“E15”) for model years 2007 and later passenger vehicles and light-duty trucks. The use of E15 is not permitted for engines used in lawnmowers, small generators, motorbikes, boats and other vehicles and equipment. Subsequently, in February 2011, the EPA approved the use of E15 for model years 2001 and later vehicles. The Alliance of Automobile Manufacturers (“The Alliance”), of which Toyota Motor North America is a member, has stated that current vehicles are only guaranteed to function on fuel up to 10% ethanol and the EPA’s permission is invalid. The Alliance created the Engine Products Group together with the Global Automakers, the National Marine Manufacturers Association and the Outdoor Power Equipment Institute, and in December 2010 the Engine Products Group brought suit against the EPA. The lawsuit was dismissed in January 2013 on the grounds that the Engine Products Group lacked standing, and in March 2013, the Engine Products Group appealed the decision to the Supreme Court of the United States.

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

Chinese Standards

Emissions regulations are being implemented throughout China pursuant to the Chinese National Standards (GB) of the Ministry of Environmental Protection of the People’s Republic of China, and the manufacture and sale of models not meeting these regulations are prohibited. As for passenger vehicles, pursuant to GB18352.3-2005, Level 3 Emissions Regulations (corresponding to Euro 3 standards) apply to new models after July 2007, and Level 4 Emissions Regulations (corresponding to Euro 4 standards) apply to new models after July 2010. New models after July 2008 are also required to be equipped with on-board diagnostics. As for diesel-powered commercial vehicles, pursuant to GB17691-2005, new Level 3 Emissions Regulations apply to models after January 2007. Although Level 4 Emissions Regulations were to apply to new models after January 2010, and Level 5 Emissions Regulations were to apply to new models after January 2012, because an infrastructure to supply sufficient diesel fuel that meets the Level 4 quality standards has yet to be put in place, the Level 4 Emissions Regulations are scheduled to apply from July 2013. As for gasoline-powered commercial vehicles, pursuant to GB14762-2008, Level 3 Emissions Regulations apply to new models after July 2009, and Level 4 Emissions Regulations apply to new models after July 2012. After the first day the regulation is implemented to a new model, all new models released during the following approximate one-year period are also subject to the regulation. In addition, in some areas such as Beijing, Shanghai, Guangzhou, and the Pearl River Delta region, the above mentioned regulations were implemented several years earlier by regional environmental preservation authorities with the authorization of the Chinese State Council. With respect to passenger vehicles, adoption of GB regarding the Level 5 Emissions Regulations corresponding to Euro 5 is currently in progress, in order to implement the regulations throughout China. Beijing has already independently implemented its own Level 5 Emissions Regulations from March 2013.

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

Standards of Other Countries

Countries other than Japan, the United States, Europe and China are also proactively introducing the emission regulations. Especially Eastern Europe, Taiwan and Hong Kong have followed the Europe’s lead and considered implementing emission regulations. Australia and other countries in Asia have also followed.

Vehicle Fuel Economy

Japanese Standards

The Law Concerning the Rational Use of Energy requires automobile manufacturers to improve their vehicles to meet specified fuel economy standards. Fuel economy standards are established according to the types of vehicles specified below, and are required to be met by either fiscal 2011 (April 2010-March 2011), fiscal 2016 (April 2015-March 2016) or fiscal 2021 (April 2020-March 2021).

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

In addition to the CAFE standards, there are multiple standards in the United States including the EPA’s emission regulations and the California standard. Automobile manufacturers had called for uniform standards, as they would need to comply with standards that varied by state if all standards became effective. On April 1, 2010 the EPA and the NHTSA issued a joint final rule to reduce the emission of greenhouse gases from passenger cars, light-duty trucks and medium-duty passenger vehicles for model years 2012 through 2016. These vehicles are required to meet an estimated combined average emissions level of 250 grams of carbon dioxide per mile, equivalent to 35.5 miles per gallon if the requirements were met through fuel economy standards. The NHTSA also set CAFE standards for passenger cars and light trucks that will require manufacturers of those vehicles to meet an estimated combined average fuel economy level of 34.1 miles per gallon in model year 2016. Furthermore, the EPA and NHTSA joint final rule allows the two agencies and California standards to act in a unified way, and creates a regulatory framework that makes compliance less burdensome for the manufacturers. In addition, in December 2011, the EPA and the NHTSA issued a joint proposed rule to further reduce greenhouse gas emissions and improve fuel economy for passenger vehicles, light-duty trucks and medium-duty passenger vehicles for model years 2017 through 2025. In the proposed rule, these vehicles would be required to meet an estimated combined average emission level of 163 grams of carbon dioxide per mile in model year 2025, equivalent to 54.5 miles per gallon if these requirements were met through improvements in fuel economy standards. At the same time, the NHTSA also issued proposed CAFE standards for passenger vehicles and light trucks that would require manufacturers to meet an estimated combined average fuel economy level of 49.6 miles per gallon in model year 2025. The final rule applying to model years 2017 to 2025 was announced on August 28, 2012. The standards of fuel economy are stringent, and Toyota strives to meet the fuel economy standards by further developing fuel-efficient technology, alternative fuel technology and other advanced technology.

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

In December 2008, the European Parliament approved a new regulation that establishes an average emission standard of 130 grams of carbon dioxide per kilometer by 2012 for passenger vehicles sold in member states, made effective in June 2009. The regulation will phase in gradually, initially requiring 65% of new cars to comply with the new standards in 2012 and increasing to 100% of new cars in 2015. As a result of the new regulations, different targets will apply to each manufacturer, based on their respective fleets of vehicles and weight. Penalties will apply to those manufacturers who fail to meet their targets from 2012, in amounts corresponding to the degree of shortfall. Manufacturers failing to meet their targets between 2012 and 2018 will incur penalties of between €5 and €95 per each gram of carbon dioxide per kilometer shortfall for each non-compliant vehicle, and such penalties will rise to €95 in 2019 and beyond. Furthermore, a medium- to long-term target of reducing emissions to 95 grams of carbon dioxide per kilometer by 2020 has also been proposed. This represents a remarkably ambitious target, even in comparison to other fuel efficiency requirements worldwide. Furthermore, in June 2011, a new carbon dioxide emission standard applicable to light commercial vehicles entered into force establishing an average emissions target of 175 grams of carbon dioxide per kilometer. This regulation has the same basic regulatory framework as passenger vehicles, raising the compliance rate from 70% in 2014 to 100% in 2017, and as a longer term objective, 147 grams of carbon dioxide per kilometer by 2020 have been proposed.

An increasing number of European Union member states are introducing vehicle tax laws based on carbon dioxide emission levels, pursuant to the directive issued by the European Commission in 2005. This trend is expected to continue, in accordance with the recent increases in environmental awareness.

Chinese Standards

Fuel consumption regulations are being implemented pursuant to the Chinese National Standards (“GB”), and the manufacture and sale of vehicle models not meeting these regulations are prohibited. As for passenger vehicles, pursuant to GB19578-2004, Level 1 Fuel Consumption Regulations apply to new models after July 2005, and Level 2 Fuel Consumption Regulations apply to new models after January 2008. As for small commercial vehicles, pursuant to GB20997-2007, Level 2 Fuel Consumption Regulations apply to new models after February 2008, Level 1 Fuel Consumption Regulations apply to all vehicles as of January 2009, and Level 1 Fuel Consumption Regulations apply to all models as of January 2011. Each of these regulations applies to all applicable models beginning one year after first applying to new models. These regulations determine the consumption standards that apply depending on the mass of the applicable vehicle, and sets forth a method for determining if each model has met the regulation. With respect to passenger vehicles, GB27999-2011 has been issued to further strengthen fuel consumption regulations from 2012 and beyond. In these Level 3 Fuel Consumption Regulations for passenger vehicles, the regulation framework was substantially revised, such as a change from regulations requiring each model to meet consumption standards to regulations requiring automobile manufacturers to meet standards of average consumption across models.

Standards of Other Countries

As fuel prices increase and momentum gathers to prevent global warming, other countries in addition to Japan, the United States, Europe and China are moving to introduce fuel consumption regulations, and Korea, Mexico and Brazil have already decided to introduce fuel consumption regulations. Australia, Taiwan, India, Canada and Vietnam are also actively considering the introduction of new fuel consumption regulations using the regulations of Japan, Europe and the United States as a base, and may implement them by approximately 2015. Toyota predicts that this trend will spread to other countries, and in the future many nations will consider new regulations related to fuel consumption and CO2.

Vehicle Safety

Japanese Standards

Standards requiring protection against electrocution have been applied to hybrid vehicles and electric vehicles manufactured since July 2012. In addition, the technological standards established by the United Nations Economic Commission for Europe (“UNECE”), which are harmonized with Japanese passenger protection standards against electrocution, have been introduced. The standards will apply to new vehicle models manufactured on and after June 2014 and vehicles that continue to be manufactured on and after June 2016.

For the purpose of harmonizing with UNECE standards, electromagnetic compatibility standards will apply to vehicles manufactured on and after August 2016. The pedestrian leg protection standards will apply gradually to new type-designated vehicles manufactured on and after April 2013 and non-new type-designated vehicles manufactured on and after February 2018. The rear underrun protection standards have been revised and will be applied to vehicles manufactured on and after July 2015.

In addition, preparations for the introduction of UNECE standards to tire pressure monitoring systems (“TPMS”), electronic vehicle stability control (“EVSC”) for heavy vehicles, safety of rechargeable energy storage systems, location and identification of hand controls, tell-tales and indicators and forward field of vision of drivers are currently in progress.

Furthermore, in Japan, considerations regarding the standardization of brake override systems, the strengthening of anti-spinal injury measures, and anti-drunk driving measures are currently under consideration. The guideline for improvement of vehicle safety of kindergarten school buses has been established.

Collision damage mitigating braking system standards for cargo vehicles and buses have been introduced and the system will be required gradually to be applied to new vehicle models manufactured on and after November 2014 and vehicles that continue to be manufactured on and after September 2017. Application of this standard to vehicles other than cargo vehicles and buses is also being considered.

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

The Transportation Recall Enhancement, Accountability and Documentation Act was enacted in the United States on November 1, 2000. This Act required the NHTSA to regulate the dynamic rollover standards and to upgrade federal motor vehicle safety standards relating to tires. It also required the NHTSA to enhance its authority to gather information potentially relating to motor vehicle defects. This Act substantially increases the maximum civil penalties for violation of regulatory requirements and specifies possible criminal penalties for violations of the federal Fraud and False Statements Act. In 2003, the NHTSA expanded its New Car Assessment Program (“NCAP”) to implement consumer information programs for vehicle rollover resistance and child restraints and, beginning in 2003, adopted extensive early warning defect reporting requirements. Regulations regarding tire-pressure monitoring systems were strengthened in 2005.

Legislation on a transportation budget plan promoting a safe and efficient vehicle safety program for drivers, the Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users (SAFETEA-LU) was passed in August 2005. The legislation requires the NHTSA to propose and issue safety standards to reduce rollover accidents, to complete the creation of standards for the reduction of vehicle passengers released from cars at the time of rollover accidents, to upgrade door lock standards, to complete the upgrade of roof crash standards, to decide on the side impact protection standards for passengers in all seat locations, to review seat belt wearing technology and complete a study that includes a proposal for improving the rate of seat belt usage, to establish standards to display NCAP ratings on new car labels, and to complete the upgrade of the standard for power windows that will require pulling up switches. Some actions have already been taken and completed in response to the above requirements.

In February 2008, legislation to prevent non-traffic related injuries to young children caused by vehicles, the “Cameron Gulbransen Kids Transportation Safety Act,” was passed. The legislation requires the NHTSA to, among others, begin drafting standards for rearward visibility to prevent children from being struck by backing vehicles and to finalize such standards (the standards have not yet been completed) and to mandate the use of brake shift interlock systems, which were initially a voluntary regulation, from September 1, 2010.

In January 2011, legislation to improve the safety of the visually impaired and other pedestrians, the “Pedestrian Safety Enhancement Act of 2010,” was passed. The legislation requires the NHTSA to draft and finalize standards for warning sounds of electric and hybrid vehicles. The NHTSA formally proposed minimum sound standards in January 2013, and the standards are currently in the regulatory review process.

In response to the unintended acceleration issue in 2010, the NHTSA has started to examine measures to strengthen safety standards, such as mandating brake override systems, mandating Event Data Recorders, or EDR, and standardizing push-start switches.

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

European Regulations

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

In 2009, based on the CARS 21 final report released in February 2007, the European Commission enacted a new regulation and established a simplified framework, repealing more than 50 existing European Commission directives regarding vehicle safety other than pedestrian protection, and replacing them with a single regulation aimed at incorporating the United Nations Regulations. The new regulation also requires the adoption of advanced safety systems. The EU Regulation commenced in 2012 and it requires advanced safety systems, including requiring new type vehicle to have electronic stability control systems from 2011, to introduce regulations relating to low rolling resistance tires in 2013, to require tire pressure monitoring systems starting in 2012 and to require heavy vehicles to have advanced emergency braking systems and lane departure warning systems from 2013. All of the technical requirements for these advanced safety systems were discussed in the United Nations (the technical requirements for advanced emergency braking in medium-duty passenger vehicles are under consideration by the United Nations). Further, application of the UN regulations came into force from November 2012 for new vehicle types and from 2014 for all new vehicles sold in the EU market. The new mandatory measures include electric car safety requirements and gear shift indicators.

In October 2010, CARS 21 was resumed in order to proceed with the realization of the “2020 Strategy” by the European Commission that aims for high-level, sustainable and comprehensive growth, and the CARS 21 final report was issued in June 2012. The final report addresses issues facing the widespread adoption of electric vehicles, including charging infrastructure in the EU, establishing battery requirements, adopting seat belt reminder devices for all seats, alcohol interlock devices, adopting speed management devices, establishing safety requirements for micro urban mobility, strengthening safety regulation to protect the vulnerable from collisions and the possibility of regulation in connection with preventative safety technology. In November 2012, “CARS 2020: Action Plan for a competitive and sustainable automotive industry in Europe” was issued based on the final report. The action plan issued in November 2012 is built on four core concepts, and within these concepts it discusses enhancement of road safety, improving the market conditions within the EU and the implementation of smart regulations. Each item is given a target date and is to be monitored going forward.

On the widespread adoption of emergency call systems (“eCall”), the European Commission concluded that a legislative approach is effective as a result of the impact assessment by the Commission in 2011. Accordingly, eCall is expected to become mandatory for light-duty passenger vehicles and light-duty commercial vehicles using the framework of “Whole Vehicle Type Approval.” In the event the installation of eCall becomes mandatory, it will be necessary at the same time to build infrastructure such as communication bases in different countries, and rulemaking regarding eCall is expected to also cover the creation of such infrastructure.

The possibility of regulation in connection with ITS and other advanced driver assist systems for 2020 and beyond is also under consideration. In addition, the adoption of advanced emergency breaking systems and lane departure warning systems on light vehicles, advanced emergency braking systems which detect pedestrians, and the adoption of blind spot monitors, reverse system which detect pedestrians, reverse cameras and Evert Data Recorders on trucks are also expected to be considered.

From April 2009, the applicable scope for “Whole Vehicle Type Approval” was extended to cover all vehicle categories, and are being phased in over five years depending on vehicle category. Furthermore, an amendment was issued in 2011 which clarifies the categories (especially those for passenger and light-duty commercial vehicles). Through this amendment, the criteria for light-duty commercial vehicles was clarified, and there is a possibility that vehicles currently classified as light-duty commercial vehicles become classified as passenger vehicles. In addition, revisions to EU regulations related to vehicle mass and dimensions were issued in 2012. These revisions clarified the mass, criteria and definitions which comprise the base specifications for vehicles.

United Nations Regulations

The 1958 Agreement: While originally based on the European regulations, the UN regulations are developing as an established international law, and Japan, Thailand, Malaysia and Egypt as well as other countries outside the EU have become members after the amendment in 1995, and many other countries are expected to join in the future. The countries bound by the 1958 Agreement have incorporated the UN regulations into their own domestic policies (The EU and Japan have directly included the UN regulations into their domestic legislations). While automotive parts and vehicle systems are regulated by the UN regulations, there are currently no regulations with respect to “International Whole Vehicle Type Approval” such as those in Europe. Japan proposed legislation establishing “Whole Vehicle Type Approval” under the United Nations in 2016, and the matter is currently being deliberated by the United Nations. If IWVTA (International Whole Vehicle Type Approval) is established, integration of global administrative regulations of each country, and simplification of registration procedures are expected. Going forward, amendments to each UN regulation to reflect the objectives of the establishment of IWVTA will commence.

Due to the EU’s incorporation of the UN safety regulations since 2012, the UN regulations are likely to be further influenced by the EU’s needs.

1998 Agreement: As a US-led agreement, the 1998 agreement aims to harmonize the technical regulations, and defines each Regulation as a Global Technical Regulation (“GTR”). At present, there are 12 GTRs in total. And currently, numerous provisions are under discussion in order to include more regulations. The countries bound by the 1998 agreement are required to incorporate the GTRs into their domestic laws. The 1998 agreement includes China and India that were not a part of the 1958 agreement, therefore, the direction taken by the GTRs will also influence those countries.

In 2012, concrete discussions on the development of the GTRs for EVs started due to the needs in Japan, the United States and Europe (the implementation of new GTRs is currently under deliberation with implementation aimed for 2014).

Chinese Standards

Vehicle safety regulations in China were drafted with reference to the UN regulations and cover the almost same matters as the UN regulations. However, these regulations also include unique provisions which take into account the distinctive characteristics of the Chinese market environment and the rules differ from the latest UN regulations. As for future safety regulations, standards related to airbag technologies and electric vehicle collision safety equipment are currently being planned.

Standards of Other Countries

Vehicle safety regulations in Canada are similar to those in the United States. In regions outside of North America, adoption and conformity with the UN regulations is widespread, including in those countries without automotive manufacturing industries. The list of signatories to the 1958 agreement of the United Nations continues to grow, and now includes Korea, Thailand and Malaysia in Asia, as well as Russia, South Africa, Egypt and Morocco. In addition, ASEAN, pursuant to its economic community mission, has decided to adopt the UN regulations as its regional agreement. Latin America, India and countries in the Middle East that are not signatories to the 1958 agreement of the United Nations are also moving forward to conform their respective regulations to the UN regulations or to adopt new regulations consistent with the UN regulations.

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

The Soil Contamination Countermeasures Law of Japan requires that land owners conduct contamination testing and submit a report at the time they cease to use hazardous substances, such as in connection with the sale of a former factory, or if there is a possibility of health hazards due to land contamination. If it is found that land contamination exceeds a certain level, the relevant prefectural authority designates the area considered to be contaminated and orders the land owner to take necessary measures. Toyota is suitably managing its land in accordance with the same law. In addition, under the Law on Recycling of End-of-Life Vehicles, vehicle manufacturers are required to take back and recycle specified materials (automotive shredder residues, air bags and fluorocarbons) of end-of-life vehicles and the provisions concerning such obligations of vehicle manufacturers became effective in January 2005. Toyota has coordinated with relevant parties to establish a vehicle take-back and recycle system throughout Japan. As a result, in fiscal 2013, Toyota achieved a recycling rate of 94% for automobile shredder residue (the legal requirement being 50%) and 94% for air bags (the legal requirement being 85%) and reached the targets set forth in this law.

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

Pursuant to the Clean Air Act, the EPA has promulgated National Ambient Air Quality Standards (“NAAQS”) for six “criteria” pollutants, including for ozone and particulate matter. The Clean Air Act requires that the EPA review and possibly revise these NAAQS every five years. On December 14, 2012, the EPA made the annual health-based particulate matter NAAQS more stringent, and the EPA is scheduled to complete its review and possible revision of the ozone NAAQS in 2014. The revised annual health-based particulate matter NAAQS, as well as any future NAAQS revisions, could lead to additional pollution control requirements on the industry, including on Toyota’s manufacturing operations.

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

In addition, under this directive, the member states must take measures to ensure that car manufacturers, distributors and other auto-related economic operators establish adequate used vehicle collection and treatment facilities and to ensure that hazardous materials and recyclable parts are removed from vehicles prior to shredding. This directive impacts Toyota’s vehicles sold in the European Union. Toyota accommodated in offering its products, any measures the European Union member states will choose to take in order to comply with this directive.

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2013. The amount of estimated liability may change depending on future legislation to be enacted and subject to other circumstances. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its financial position, results of operations and cash flows.

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

Disclosure of Iranian Activities under Section 13(r) of the Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Securities Exchange Act of 1934, as amended. Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction. Pursuant to Section 13(r), Toyota is disclosing the following information.

During the fiscal year ended March 31, 2013:

•

P.T. Toyota-Astra Motor (“TAM”), an Indonesian company, sold three Toyota vehicles to the Iranian embassy in Indonesia. P.T. Toyota Motor Manufacturing Indonesia, an Indonesian company and subsidiary of Toyota, manufactured and sold the vehicles to TAM. TAM is the sole distributor of

Toyota vehicles in Indonesia. As of March 31, 2013, Toyota held 49 percent of the shares of common stock of TAM, and PT Astra International Tbk, an Indonesian company, held the remaining 51 percent of the shares of common stock of TAM.

•	Tokyo Toyota Motor Co., Ltd., a wholly-owned indirect subsidiary of Toyota, performed maintenance services for Toyota vehicles owned by the Iranian embassy in Japan.

•	Toyota Tourist International, Inc., a majority-owned subsidiary of Toyota, obtained two visas from the Iranian embassy in Japan in connection with certain travel arrangements.

Altogether, the above activities contributed approximately ¥4 million in gross revenues to Toyota and net profit was substantially less. Toyota believes that none of the above transactions subject it or its affiliates to U.S. sanctions. At this time, there has been no determination as to whether TAM, Tokyo Toyota Motor or Toyota Tourist International will cease conducting the activities described above.

Research and Development

Toyota’s research and development activities focus on the environment and energy, safety, IT/ITS technology and product development. For a detailed discussion of the company’s research and development policies for the last three years, see “Operating and Financial Review and Prospects — Research and Development, Patents and Licenses”.

The following table provides information for Toyota’s principal research and development facilities.

Facility	Principal Activity
Japan

Toyota Technical Center	Product planning, style, design and evaluation

Tokyo Design Research & Laboratory	Research of advanced styling designs

Higashi-Fuji Technical Center	Advanced research and development

Shibetsu Proving Ground	Vehicle testing and evaluation

Tokyo Development Center	Advanced development of electronics

United States

Toyota Motor Engineering and Manufacturing North America, Inc.	North American production and product planning, upper body planning, evaluation

Calty Design Research, Inc.	Design

Toyota Research Institute of North America (“TRI-NA”)	Advanced research relating to “energy and environment”, “safety” and “mobility infrastructure”

Europe

Toyota Motor Europe NV/SA	Upper body planning for European production, advanced research

Toyota Europe Design Development S.A.R.L.	Design

Toyota Motorsport GmbH	Development of motor sports vehicles

Asia Pacific

Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Production, planning and evaluation of vehicles that are produced in Australia and Asia

Toyota Technical Center Asia Pacific Australia Pty, Ltd.	Production, planning and evaluation of vehicles that are produced in Australia and Asia

China

Toyota Motor Engineering and Manufacturing (China) Co., Ltd.	Research of new, low-energy vehicle technology, vehicle evaluation and quality assurance in China

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

Components and Parts, Raw Materials and Sources of Supply

Toyota purchases parts, components, raw materials, equipment and other supplies from multiple competing suppliers located around the world. Toyota works closely with its suppliers to pursue the most optimal purchasing possible. Toyota believes that this policy encourages technological innovation, cost reduction and other measures to strengthen its vehicle competitiveness. No single supplier accounted for more than 5% of Toyota’s consolidated purchases of raw materials, parts and equipment during fiscal 2013, except for Denso Corporation, an affiliated company of Toyota, which supplied approximately 10% of Toyota’s purchases during fiscal 2013. Toyota plans to continue purchases based on the same principle and does not anticipate any difficulty in obtaining stable supplies in the foreseeable future.

Because Toyota had more than 52 overseas operations in 27 countries and regions as of December 31, 2012, procurement of parts and components is being carried out not only locally in the country of the production site but also from third countries, and the distribution network has become increasingly more complex. In order to realize timely and efficient distribution at the same time as keeping total costs at a minimum, Toyota is promoting efforts to optimize each stage of the supply-chain. To this end, Toyota has developed a standardized system of global distribution and is supporting the operation of the system at each production base. The use of the global distribution system aims at implementing parts procurement that meets changes in vehicle production in a timely manner. These varying efforts, combined together, have led to maximized customer satisfaction, as well as to building a good working relationship with Toyota’s suppliers.

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

There were some declines in market prices of raw materials such as steel in fiscal 2013, but the direction of prices is still unforeseeable. Toyota is continually promoting cost reduction efforts, such as reducing the amount of raw materials it uses.

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

Capital Expenditures and Divestitures

Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2010 and March 31, 2013, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in technology and products by Toyota Motor Corporation	¥515.8	Japan	Internal funds, financing from issuance of bonds, etc.

Investment primarily in technology and products by Hino Motors, Ltd.	76.0	Japan	Internal funds

Investment primarily in technology and products by Toyota Auto Body Co., Ltd.	47.5	Japan	Internal funds

Investment primarily in technology and products by Daihatsu Motor Co., Ltd.	39.6	Japan	Internal funds

Outside of Japan

Investment primarily to promote localization by Toyota Motor Manufacturing Canada Inc.	77.6	Canada	Internal funds

Investment primarily to promote localization by Toyota Kirloskar Motor Private Ltd.	69.2	India	Internal funds

Investment primarily to promote localization by Toyota do Brasil Ltda.	67.7	Brazil	Internal funds

Investment primarily to promote localization by Toyota Motor Thailand Co., Ltd.	67.3	Thailand	Internal funds

Investment primarily to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	66.8	United States	Internal funds

Investment primarily to promote localization by Toyota Motor Manufacturing, Mississippi, Inc.	58.5	United States	Internal funds

Investment primarily to promote localization by P.T. Astra Daihatsu Motor	57.5	Indonesia	Internal funds

Investment primarily to promote localization by P.T. Toyota Motor Manufacturing Indonesia	48.2	Indonesia	Internal funds

Investment primarily to promote localization by Toyota Motor Corporation Australia Ltd.	46.6	Australia	Internal funds

Investment primarily to promote localization by Toyota Motor Europe NV/SA	46.5	Belgium	Internal funds

Investment primarily in leased automobiles by Toyota Motor Credit Corporation	2,490.8	United States	Internal funds, financing from issuance of bonds, etc.

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2013 and March 2014, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in manufacturing facilities by Toyota Motor Corporation	¥210.0	Japan	Internal funds, financing from issuance of bonds, etc.

Investment primarily in manufacturing facilities by Hino Motors, Ltd.	37.5	Japan	Internal funds

Investment primarily in manufacturing facilities by Daihatsu Motor Co., Ltd.	35.0	Japan	Internal funds

Outside of Japan

Investment primarily in manufacturing facilities by Toyota Motor Thailand Co., Ltd.	46.0	Thailand	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Indiana, Inc.	34.6	Unites States	Internal funds

Investment primarily in manufacturing facilities by Toyota do Brasil Ltda.	24.5	Brazil	Internal funds

Set forth below is additional information with respect to Toyota’s material plans to construct, expand or improve its facilities, presented on a “by facility” basis.

Tohoku Region Plant. In April 2008, Toyota decided to build an engine plant in Kurokawa, Miyagi Prefecture, Japan. However, while the commencement of production at this plant, which was initially expected to occur at the end of 2010, was postponed, Toyota Motor Tohoku Corporation (“Toyota Tohoku”) commenced assembly of small-size engines from the end of 2012. Toyota Tohoku merged with Kanto Auto Works, Ltd. and Central Motor Co., Ltd. in July 2012 and became Toyota Motor East Japan, Inc.

Sorocaba Plant. In August 2010, Toyota decided to construct a vehicle plant in Sorocaba, Brazil. This plant is producing the Etios small vehicle introduced in India with an annual production capacity of 70 thousand units. The plant commenced production in September 2012.

Karawang No. 2 Plant. In November 2011, Toyota decided to establish a vehicle plant in Karawang, West Java, Indonesia. Production at the facility commenced in March 2013. Production capacity at the time of launch of the plant was 70 thousand units, and is expected to increase to 120 thousand units by the beginning of 2014. The plant is also expected to produce new vehicles that meet market demand.

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

Seasonality

Toyota has historically experienced slight seasonal fluctuations in unit sales. For each of the past three fiscal years, Toyota’s unit sales levels have been highest in March, with approximately 10% to 12% of annual unit sales generated during that month, and for each of the remaining months, its unit sales have generated approximately 6% to 9% of its annual unit sales.

Legal Proceedings

Product Recalls

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in North America, Europe, China and other regions certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system (“ABS”) in certain vehicle models including the Prius. Set forth below is a description of various claims, lawsuits and government investigations involving Toyota in the United States relating to these recalls and other safety measures.

Class Action and Consolidated Litigation

Approximately 200 putative class actions and more than 500 individual product liability personal injury cases have been filed since November 2009 alleging that certain Toyota, Lexus and Scion vehicles contain defects that lead to unintended acceleration. In April 2010, the approximately 190 putative class actions in federal court as well as the federal product liability personal injury cases and warranty and lemon law cases were consolidated for pretrial proceedings into a single multi-district litigation in the United States District Court for the Central District of California. Approximately 10 putative class actions and various product liability personal injury cases pending in state courts were subsequently consolidated into the federal action. The remaining class actions lawsuits are pending in a consolidated state action in California.

In December 2012, Toyota and the plaintiffs announced that they had reached an agreement to settle the economic loss claims in the consolidated federal action. The court preliminarily approved the agreement and held the final approval hearing in June 2013. The court took the matter under submission and scheduled a hearing in July 2013 for the presentation of additional information. In fiscal 2013, Toyota recorded a $1.1 billion pre-tax charge against earnings to cover the estimated costs of this resolution and other potential recall-related resolutions, including the resolution of the civil litigation filed by the Orange County District Attorney and the state attorneys general’s investigation discussed below.

The settlement provides a customer support program covering certain vehicle parts, the free installation of a brake override system on the remaining floor mat entrapment safety campaign vehicles and funds for cash payments to customers who do not receive the brake override system, cash payments to individuals who allegedly suffered a loss on the sale, lease or insuring the residual value of Toyota’s vehicles and funds for safety-related research and education programs. The settlement does not cover product liability personal injury claims in the consolidated federal action or pending in various state courts in the United States.

In April 2013, Toyota announced that the court had approved an agreement to resolve the civil action filed by the Orange County District Attorney in California state court seeking, among other things, statutory penalties alleging that Toyota sold and marketed defective vehicles in violation of various California statutes. The amount of the settlement, which was not material to Toyota, was included in the charge taken in fiscal 2013.

Beginning in February 2010, Toyota was sued in approximately 20 putative class actions alleging defects in the antilock braking system in various hybrid vehicles that cause the vehicles to fail to stop in a timely manner when driving in certain road conditions. The plaintiffs seek an order requiring Toyota to repair the vehicles and claim that all owners and lessees of vehicles, including those for which recalls have been implemented, should be compensated for the alleged defects related to the antilock braking system. These cases have been consolidated into two actions, one in the United States District Court for the Central District of California and one in the Los Angeles County Superior Court. In January 2013, the Court in the federal case issued an order denying the plaintiff’s motion for class certification and granting summary judgment in favor of Toyota on the claims of the principal named plaintiff for the cases relating to recalled vehicles. A class certification hearing in connection with the claims related to those vehicles that were not recalled is scheduled in July 2013.

From February through March 2010, Toyota was sued in 6 putative shareholder class actions on behalf of investors in Toyota American Depositary Receipts (“ADRs”) and common stock. The cases alleged violations of the Securities Exchange Act of 1934 and Japan’s Financial Instruments and Exchange Act and were consolidated into a single action in the United States District Court for the Central District of California. The judge dismissed with prejudice the claims based on Japan’s Financial Instruments and Exchange Act, and Toyota reached an agreement to resolve the claims asserted on behalf of purchasers of Toyota’s ADRs for an amount not material to Toyota. The court approved the settlement in March 2013.

While Toyota has resolved or is attempting to resolve many of these matters, Toyota believes that it has meritorious defenses to all of them and will vigorously defend those matters not resolved.

Government Investigations

In February 2010, Toyota received a subpoena from the U.S. Attorney for the Southern District of New York and a voluntary request and subpoena from the U.S. Securities and Exchange Commission (“SEC”). The subpoenas and the voluntary request primarily seek documents related to unintended acceleration and certain financial records. This is a coordinated investigation and has included interviews of Toyota and non-Toyota witnesses, as well as production of documents. In June 2010, Toyota received a second voluntary request and subpoena from the SEC and a subpoena from the U.S. Attorney for the Southern District of New York seeking production of documents related to the recalls of the steering relay rod. Toyota is cooperating with the U.S. Attorney’s Office and SEC in their investigations, which are on-going.

In June 2012, Toyota announced an amendment to the 2009 floor mat entrapment safety campaign to include model year 2010 RX350 and RX450h. Toyota submitted additional documents related to this amendment pursuant to NHTSA’s request. In October 2012, Toyota filed an additional amendment to include model year 2008 through 2011 Land Cruiser. In December 2012, Toyota announced an agreement with NHTSA to resolve timeliness claims related to the model year 2010 RX350 and RX450h safety campaign under which Toyota agreed to make a $17.4 million payment to the U.S. Treasury.

Toyota also received subpoenas and formal and informal requests from various states’ attorneys general, including the Executive Committee for a group of 30 states’ plus one territory’s attorney general, and certain local governmental agencies regarding various recalls, the facts underlying those recalls and customer handling related to those recalls. In February 2013, Toyota and the attorneys general resolved these investigations for an amount not material to Toyota. Such amount was included in the charge taken in fiscal 2013. In connection with this settlement, Toyota also made commitments to continue to conduct certain activities it is already undertaking.

Beyond the amounts accrued for the recall-related matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the other recall-related matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Although Toyota cannot estimate a reasonable range of loss based on currently available information, the resolution of these matters could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

Other Proceedings

Toyota has various other legal actions, other governmental proceedings and other claims pending against it, including other product liability claims in the United States. For the same reasons discussed above relating to the recall-related legal proceedings, Toyota is unable to estimate a range of reasonably possible loss, if any, beyond the amounts accrued, with respect to these claims. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

4.C ORGANIZATIONAL STRUCTURE

As of March 31, 2013, Toyota Motor Corporation had 257 Japanese subsidiaries and 252 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership interest and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
Toyota Financial Services Corporation	Japan	100.00	100.00
Hino Motors, Ltd.	Japan	50.21	50.62
Toyota Motor Kyushu, Inc.	Japan	100.00	100.00
Daihatsu Motor Co., Ltd.	Japan	51.33	51.64
Toyota Finance Corporation	Japan	100.00	100.00
Toyota Auto Body Co., Ltd.	Japan	100.00	100.00
Toyota Motor East Japan, Inc.	Japan	100.00	100.00
Toyota Motor Engineering & Manufacturing North America, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00	100.00
Toyota Motor North America, Inc.	United States	100.00	100.00
Toyota Motor Credit Corporation	United States	100.00	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Texas, Inc.	United States	100.00	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00	100.00
Toyota Motor Manufacturing Canada Inc.	Canada	100.00	100.00
Toyota Credit Canada Inc.	Canada	100.00	100.00
Toyota Motor Europe NV/SA	Belgium	100.00	100.00
Toyota Kreditbank GmbH	Germany	100.00	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00	100.00
OOO “TOYOTA MOTOR”	Russia	100.00	100.00
Toyota Motor (China) Investment Co., Ltd.	China	100.00	100.00
Toyota Motor Finance (China) Co., Ltd.	China	100.00	100.00
Toyota Kirloskar Motor Private Ltd.	India	89.00	89.00
P.T. Toyota Motor Manufacturing Indonesia	Indonesia	95.00	95.00
Toyota Motor Asia Pacific Pte Ltd.	Singapore	100.00	100.00
Kuozui Motors, Ltd.	Taiwan	70.00	70.00
Toyota Leasing (Thailand) Co., Ltd.	Thailand	86.39	86.39
Toyota Motor Thailand Co., Ltd.	Thailand	86.43	86.43
Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Thailand	100.00	100.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00	100.00
Toyota Finance Australia Ltd.	Australia	100.00	100.00
Toyota Argentina S.A.	Argentina	100.00	100.00
Toyota do Brasil Ltda.	Brazil	100.00	100.00
Toyota South Africa Motors (Pty) Ltd.	South Africa	100.00	100.00

4.D PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2012, Toyota and its affiliated companies produce automobiles and related components through more than 52 overseas manufacturing organizations in 27 countries and regions besides Japan. The facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Thailand, China, Taiwan, India, Indonesia, South Africa, Australia, Argentina and Brazil.

In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

The following table sets forth information, as of March 31, 2013, with respect to Toyota’s principal facilities and organizations, all of which are owned by Toyota Motor Corporation or its subsidiaries. However, small portions, all under approximately 20%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Land Area (thousand square meters)	Number of Employees	Principal Products or Functions
Japan (Toyota Motor Corporation)

Tahara Plant	Tahara City, Aichi Pref.	4,029	7,821	Automobiles
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref.	2,066	2,839	Research and Development
Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	1,930	21,193	Research and Development
Motomachi Plant	Toyota City, Aichi Pref.	1,594	7,625	Automobiles
Takaoka Plant	Toyota City, Aichi Pref.	1,311	3,293	Automobiles
Tsutsumi Plant	Toyota City, Aichi Pref.	937	5,045	Automobiles
Kamigo Plant	Toyota City, Aichi Pref.	868	3,034	Automobile parts
Kinu-ura Plant	Hekinan City, Aichi Pref.	836	3,062	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	551	1,776	Automobile parts
Nagoya Office	Nagoya City, Aichi Pref.	3	2,267	Office

Japan (Subsidiaries)

Daihatsu Motor Co., Ltd.	Ikeda City, Osaka, etc.	8,401	11,217	Automobiles
Hino Motors, Ltd.	Hino City, Tokyo, etc.	5,444	11,476	Automobiles
Toyota Motor East Japan, Inc.	Kurokawa-gun, Miyagi Pref., etc.	2,616	7,404	Automobiles
Toyota Auto Body Co., Ltd.	Kariya City, Aichi Pref., etc.	2,255	11,708	Automobiles
Toyota Motor Kyushu, Inc.	Miyawaka City, Fukuoka Pref., etc.	1,988	7,124	Automobiles

Outside Japan (Subsidiaries)

Toyota do Brasil Ltda.	Sao Paulo, Brazil	6,237	5,279	Automobiles
Toyota Motor Manufacturing Canada, Inc.	Ontario, Canada	4,756	6,171	Automobiles
Toyota Motor Thailand Co., Ltd.	Samut Prakan, Thailand	4,300	9,122	Automobiles
Toyota Motor Sales, U.S.A., Inc.	California, U.S.A.	3,786	6,513	Sales facilities
Toyota Motor Corporation Australia, Ltd.	Victoria, Australia	1,338	3,828	Automobiles

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

As of March 31, 2013, property, plant and equipment having a net book value of approximately ¥91.8 billion was pledged as collateral securing indebtedness incurred by Toyota Motor Corporation’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.

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

Overview

The business segments of Toyota include automotive operations, financial services operations and all other operations. Automotive operations are Toyota’s most significant business segment, accounting for 90% of Toyota’s total revenues before the elimination of intersegment revenues for fiscal 2013. Toyota’s primary markets based on vehicle unit sales for fiscal 2013 were: Japan (26%), North America (28%), Europe (9%) and Asia (19%).

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

For the automobile industry, markets have progressed in a steady manner, especially in the U.S. and emerging countries such as Asia. The demand for products with advanced green technology has remained strong throughout all markets worldwide.

The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market based on location of customers for the past three fiscal years.

	Thousands of units
	Year Ended March 31,
	2011	2012	2013
Japan	1,913	2,071	2,279
North America	2,031	1,872	2,469
Europe	796	798	799
Asia	1,255	1,327	1,684
Other*	1,313	1,284	1,640

Overseas total	5,395	5,281	6,592

Total	7,308	7,352	8,871

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

During fiscal 2013 and 2012, Toyota’s consolidated vehicle unit sales in Japan increased as compared with each prior fiscal year, primarily as a result of the active introduction of new products and the efforts of dealers nationwide. Toyota and Lexus brands’ market share excluding mini-vehicles was 48.4% for fiscal 2013, representing a record high, and market share (including Daihatsu and Hino brands) including mini-vehicles remained at a high level of 44.3% following the prior fiscal year. Overseas consolidated vehicle unit sales decreased during fiscal 2012, whereas they increased during fiscal 2013. During fiscal 2012, total overseas vehicle unit sales decreased, particularly in North America due to impact of the Great East Japan Earthquake and the flood in Thailand, although an increase in Asia resulted from steady demand in spite of the flood in Thailand. During fiscal 2013, total overseas vehicle unit sales increased in every region.

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

Toyota’s total finance receivables increased during fiscal 2013 mainly due to the favorable impact of fluctuations in foreign currency translation rates and an increase in the retail receivables.

The following table provides information regarding Toyota’s finance receivables and operating leases in the past two fiscal years.

	Yen in millions
	March 31,
	2012	2013
Finance Receivables
Retail	¥7,248,793	¥9,047,782
Finance leases	955,430	1,029,887
Wholesale and other dealer loans	2,033,954	2,615,728

	10,238,177	12,693,397
Deferred origination costs	105,533	135,398
Unearned income	(494,123)	(628,340)
Allowance for credit losses
Retail	(77,353)	(83,858)
Finance leases	(30,637)	(28,928)
Wholesale and other dealer loans	(24,238)	(26,243)

	(132,228)	(139,029)

Total finance receivables, net	9,717,359	12,061,426
Less – Current portion	(4,114,897)	(5,117,660)

Noncurrent finance receivables, net	¥5,602,462	¥6,943,766

Operating Leases
Vehicles	¥2,536,595	¥2,999,294
Equipment	87,848	104,351
Less – Deferred income and other	(49,090)	(65,634)

	2,575,353	3,038,011
Less – Accumulated depreciation	(667,406)	(749,238)
Less – Allowance for credit losses	(8,135)	(8,020)

Vehicles and equipment on operating leases, net	¥1,899,812	¥2,280,753

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

Toyota enters into interest rate swap agreements and cross currency interest rate swap agreements to convert its fixed-rate debt to variable-rate functional currency debt. A portion of the derivative instruments are entered into to hedge interest rate risk from an economic perspective and are not designated as a hedge of specific assets or liabilities on Toyota’s consolidated balance sheet and accordingly, unrealized gains or losses related to derivatives that are not designated as a hedge are recognized currently in operations. See discussion in “Critical Accounting Estimates — Derivatives and Other Contracts at Fair Value” and “Quantitative and Qualitative Disclosures about Market Risk” and notes 20 and 26 to the consolidated financial statements.

The fluctuations in funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs decreased during fiscal 2012 and 2013, mainly as a result of lower interest rates.

Toyota launched its credit card business in Japan in April 2001. As of March 31, 2012, Toyota had 10.9 million cardholders, an increase of 2.0 million cardholders compared with March 31, 2011. As of March 31, 2013, Toyota had 11.8 million cardholders, an increase of 0.9 million cardholders compared with March 31, 2012. The credit card receivables at March 31, 2012 increased by ¥44.0 billion from March 31, 2011 to ¥307.5 billion. The credit card receivables at March 31, 2013 increased by ¥30.5 billion from March 31, 2012 to ¥338.1 billion.

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

Currency Fluctuations

Toyota is affected by fluctuations in foreign currency exchange rates. Toyota is exposed to fluctuations in the value of the Japanese yen against the U.S. dollar and the euro and, to a lesser extent, the Australian dollar, the Russian ruble, the Canadian dollar, the British pound, and others. Toyota’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk.

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

Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles. In calendar 2011 and 2012, Toyota produced 71.3% and 75.4% of its non-domestic sales outside Japan, respectively. In North America, 66.8% and 75.3% of vehicles sold in calendar 2011 and 2012 respectively were produced locally. In Europe, 57.7% and 58.5% of vehicles sold in calendar 2011 and 2012 respectively were produced locally. Localizing production enables Toyota to locally purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.

Toyota also enters into foreign currency transactions and other hedging instruments to address a portion of its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations, which in some years can be significant. See notes 20 and 26 to the consolidated financial statements for additional information.

Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income attributable to Toyota Motor Corporation. A strengthening of the Japanese yen against other currencies has the opposite effect. Although, in fiscal 2012, the Japanese yen was on average and at the end of the fiscal year stronger against the U.S. dollar in comparison to the prior fiscal year, it was on average and at the end of the fiscal year weaker in fiscal 2013. In fiscal 2012 and 2013, the Japanese yen was on average stronger against the euro in comparison to fiscal 2011 and 2012, respectively. The Japanese yen was at the end of fiscal 2012 stronger against the euro in comparison to the prior fiscal year, but was weaker at the end of fiscal 2013 due to the depreciation of the yen in the second half of the fiscal year. See further discussion in “Quantitative and Qualitative Disclosures about Market Risk — Market Risk Disclosures — Foreign Currency Exchange Rate Risk”.

During fiscal 2012 and 2013, the average exchange rate of the Japanese yen against the U.S. dollar and the euro compared to the prior fiscal year has fluctuated as described above. The operating results excluding the impact of currency fluctuations described in “Results of Operations — Fiscal 2013 Compared with Fiscal 2012” and “Results of Operations — Fiscal 2012 Compared with Fiscal 2011” show results of net revenues obtained by applying the Japanese yen’s average exchange rate in the previous fiscal year to the local currency-denominated net revenues for fiscal 2012 and 2013, respectively, as if the value of the Japanese yen had remained constant for the comparable periods. Results excluding the impact of currency fluctuations year-on-year are not on the same basis as Toyota’s consolidated financial statements and do not conform with U.S. GAAP. Furthermore, Toyota does not believe that these measures are a substitute for U.S. GAAP measures. However, Toyota believes that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

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

	Yen in millions
	Year ended March 31,
	2011	2012	2013
Japan	¥6,966,929	¥7,293,804	¥7,910,456
North America	5,327,809	4,644,348	6,167,821
Europe	1,920,416	1,917,408	2,003,113
Asia	3,138,112	3,116,849	4,058,629
Other*	1,640,422	1,611,244	1,924,173

*	“Other” consists of Central and South America, Oceania and Africa.

Results of Operations — Fiscal 2013 Compared with Fiscal 2012

	Yen in millions
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Net revenues:
Japan	¥11,167,319	¥12,821,018	¥1,653,699	14.8%
North America	4,751,886	6,284,425	1,532,539	32.3
Europe	1,993,946	2,083,113	89,167	4.5
Asia	3,334,274	4,385,476	1,051,202	31.5
Other*	1,760,175	2,094,265	334,090	19.0
Intersegment elimination/unallocated amount	(4,423,947)	(5,604,105)	(1,180,158)	—

Total	18,583,653	22,064,192	3,480,539	18.7
Operating income (loss):
Japan	(207,040)	576,335	783,375	—
North America	186,409	221,925	35,516	19.1
Europe	17,796	26,462	8,666	48.7
Asia	256,790	376,055	119,265	46.4
Other*	108,814	133,744	24,930	22.9
Intersegment elimination/unallocated amount	(7,142)	(13,633)	(6,491)	—

Total	355,627	1,320,888	965,261	271.4
Operating margin	1.9%	6.0%	4.1%
Income before income taxes and equity in earnings of affiliated companies	432,873	1,403,649	970,776	224.3
Net margin from income before income taxes and equity in earnings of affiliated companies	2.3%	6.4%	4.1%
Equity in earnings of affiliated companies	197,701	231,519	33,818	17.1
Net income attributable to Toyota Motor Corporation	283,559	962,163	678,604	239.3
Net margin attributable to Toyota Motor Corporation	1.5%	4.4%	2.9%

*	“Other” consists of Central and South America, Oceania and Africa.

Net Revenues

Toyota had net revenues for fiscal 2013 of ¥22,064.1 billion, an increase of ¥3,480.5 billion, or 18.7%, compared with the prior fiscal year. This increase reflected changes in numbers of the vehicle unit sales and sales mix of ¥3,031.5 billion and favorable impact of fluctuations in foreign currency translation rates of ¥281.8 billion. Excluding the difference in the Japanese yen value used for translation purposes of ¥281.8 billion, net revenues would have been ¥21,782.3 billion during fiscal 2013, a 17.2% increase compared with the prior fiscal year. The automotive market in 2012 increased by 11.3% in North America and 14.3% in Asia compared with the prior fiscal year. In fiscal 2013, the market in the U.S. and emerging countries such as Asia developed in a steady manner. Under these automotive market conditions, Toyota’s consolidated vehicle unit sales increased to 8,871 thousand vehicles by 20.7% compared with the prior fiscal year.

The table below shows Toyota’s net revenues from external customers by product category and by business.

	Yen in millions
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Vehicles	¥14,164,940	¥17,446,473	¥3,281,533	23.2%
Parts and components for overseas production	338,000	356,756	18,756	5.5
Parts and components for after service	1,532,219	1,577,690	45,471	3.0
Other	929,219	997,843	68,624	7.4

Total Automotive	16,964,378	20,378,762	3,414,384	20.1
All Other	547,538	535,388	(12,150)	(2.2)

Total sales of products	17,511,916	20,914,150	3,402,234	19.4
Financial services	1,071,737	1,150,042	78,305	7.3

Total	¥18,583,653	¥22,064,192	¥3,480,539	18.7%

Toyota’s net revenues include net revenues from sales of products, consisting of net revenues from automotive operations and all other operations, which increased by 19.4% during fiscal 2013 compared with the prior fiscal year to ¥20,914.1 billion, and net revenues from financial services operations which increased by 7.3% during fiscal 2013 compared with the prior fiscal year to ¥1,150.0 billion. Excluding the difference in the Japanese yen value used for translation purposes of ¥246.0 billion, net revenues from sales of products would have been ¥20,668.1 billion, an 18.0% increase during fiscal 2013 compared with the prior fiscal year. The increase in net revenues from sales of products is due to an increase in Toyota vehicle unit sales by 1,519 thousand vehicles. Excluding the difference in the Japanese yen value used for translation purposes of ¥35.8 billion, net revenues from financial services operations would have been ¥1,114.2 billion, a 4.0% increase during fiscal 2013 compared with the prior fiscal year. This increase was mainly due to an increase of ¥25.8 billion rental revenue generated by vehicles and equipment on operating lease.

The following table shows the number of financing contracts by geographic region at the end of the fiscal 2013 and 2012, respectively.

	Number of financing contracts in thousands
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Japan	1,697	1,765	68	4.0%
North America	4,535	4,596	61	1.3
Europe	796	825	29	3.7
Asia	649	868	219	33.7
Other*	552	618	66	11.9

Total	8,229	8,672	443	5.4%

*	“Other” consists of Central and South America, Oceania and Africa.

Geographically, net revenues (before the elimination of intersegment revenues) for fiscal 2013 increased by 14.8% in Japan, 32.3% in North America, 4.5% in Europe, 31.5% in Asia, and 19.0% in Other compared with the prior fiscal year. Excluding the difference in the Japanese yen value used for translation purposes of ¥281.8 billion, net revenues in fiscal 2013 would have increased by 14.8% in Japan, 26.2% in North America, 6.9% in Europe, 28.0% in Asia and 22.5% in Other compared with the prior fiscal year.

The following is a discussion of net revenues in each geographic market (before the elimination of intersegment revenues).

Japan

	Thousands of units
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Toyota’s consolidated vehicle unit sales*	3,741	4,202	461	12.3%
* including number of exported vehicle unit sales

	Yen in millions
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Net revenues:
Sales of products	¥11,040,964	¥12,687,092	¥1,646,128	14.9%
Financial services	126,355	133,926	7,571	6.0

Total	¥11,167,319	¥12,821,018	¥1,653,699	14.8%

Toyota’s domestic and exported vehicle unit sales increased by 461 thousand vehicles compared with the prior fiscal year due mainly to a recovery from the negative impact of the Great East Japan Earthquake in the first half of fiscal 2012, an increase in demand by subsidies for eco-cars offered by the government and strong sales of Aqua and other car models in fiscal 2013.

North America

	Thousands of units
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,872	2,469	597	31.9%

	Yen in millions
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Net revenues:
Sales of products	¥4,048,532	¥5,564,183	¥1,515,651	37.4%
Financial services	703,354	720,242	16,888	2.4

Total	¥4,751,886	¥6,284,425	¥1,532,539	32.3%

In North America, the vehicle unit sales increased by 597 thousand vehicles compared with the prior fiscal year due mainly to the market recovering in a steady manner and strong sales of Corolla, Camry and other car models.

Europe

	Thousands of units
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Toyota’s consolidated vehicle unit sales	798	799	1	0.1%

	Yen in millions
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Net revenues:
Sales of products	¥1,925,670	¥2,007,207	¥81,537	4.2%
Financial services	68,276	75,906	7,630	11.2

Total	¥1,993,946	¥2,083,113	¥89,167	4.5%

Net revenues in Europe as a whole increased due primarily to the 1 thousand vehicles increase in vehicle unit sales compared with the prior fiscal year. The vehicle unit sales increased in Eastern Europe, especially in Russia, although sales of Toyota brands’ vehicles decreased in Western Europe compared with the prior fiscal year due to the European sovereign debt crisis.

Asia

	Thousands of units
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,327	1,684	357	26.9%

	Yen in millions
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Net revenues:
Sales of products	¥3,275,871	¥4,307,943	¥1,032,072	31.5%
Financial services	58,403	77,533	19,130	32.8

Total	¥3,334,274	¥4,385,476	¥1,051,202	31.5%

Net revenues in Asia as a whole increased due primarily to the 357 thousand vehicles increase in vehicle unit sales compared with the prior fiscal year. The vehicle unit sales increased due mainly to the expansion of markets such as Thailand and Indonesia, and the recovery during fiscal 2013 from the negative impacts of the flood in Thailand in fiscal 2012.

Other

	Thousands of units
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,284	1,640	356	27.8%

	Yen in millions
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Net revenues:
Sales of products	¥1,636,043	¥1,942,215	¥306,172	18.7%
Financial services	124,132	152,050	27,918	22.5

Total	¥1,760,175	¥2,094,265	¥334,090	19.0%

Net revenues in Other as a whole increased due primarily to the 356 thousand vehicles increase in vehicle unit sales compared with the prior fiscal year. The vehicle unit sales increased due mainly to strong sales of IMV and Land Cruiser in each region in fiscal 2013 and the recovery from the shortages of parts supplies caused by the Great East Japan Earthquake and the flood in Thailand in fiscal 2012.

Operating Costs and Expenses

	Yen in millions
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Operating costs and expenses
Cost of products sold	¥15,795,918	¥18,010,569	¥2,214,651	14.0%
Cost of financing operations	592,646	630,426	37,780	6.4
Selling, general and administrative	1,839,462	2,102,309	262,847	14.3

Total	¥18,228,026	¥20,743,304	¥2,515,278	13.8%

Yen in millions
2013 v. 2012 Change
Changes in operating costs and expenses:
Effect of changes in vehicle unit sales and sales mix	¥2,360,000
Effect of fluctuation in foreign currency translation rates	270,000
Effect of cost reduction efforts	(450,000)
Effect of increase in miscellaneous costs and others	335,278

Total	¥2,515,278

Operating costs and expenses increased by ¥2,515.2 billion, or 13.8%, to ¥20,743.3 billion during fiscal 2013 compared with the prior fiscal year. This increase resulted from the ¥2,360.0 billion impact of changes in vehicle unit sales and sales mix, the ¥270.0 billion unfavorable impact of fluctuations in foreign currency translation rates and the ¥335.2 billion increase in miscellaneous costs and others, partially offset by the ¥450.0 billion impact of cost reduction efforts.

The increase in miscellaneous costs and others was due mainly to the ¥90.0 billion charge for costs related to the settlement of the economic loss claims in the consolidated federal action in the U.S., the ¥70.0 billion increase in labor costs, the ¥50.0 billion impact of increase in product quality related expenses and the ¥20.0 billion increase in research and development expenses. This increase in product quality related expenses resulted from the weakening of the Japanese yen at the end of fiscal 2013 against other currencies in comparison to the prior fiscal year. See note 14 to the consolidated financial statements.

During fiscal 2013, Toyota announced recalls and other safety measures including the following:

In October 2012, Toyota announced in Japan and other regions the voluntary safety recall of certain models of Toyota brands’ vehicles in relation to the inspection and application of special fluorine grease to the driver’s side Power Window Master Switch (PWMS). In November 2012, Toyota announced in Japan and other regions the voluntary safety recall of certain models of Toyota brands’ vehicles in relation to the insufficient hardness treatment of some intermediate extension shafts and in relation to the electric water pump for the hybrid system.

Cost Reduction Efforts

During fiscal 2013, Toyota’s continued cost reduction efforts reduced operating costs and expenses by ¥450.0 billion. The amount of effect of cost reduction efforts includes the impact of fluctuation in the price of steel, precious metals, non-ferrous alloys including aluminum, plastic parts and other production materials and parts. In fiscal 2013, continued cost reduction efforts together with suppliers contributed to the improvement in earnings. These cost reduction efforts related to ongoing value engineering and value analysis activities, the use of common parts resulting in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of Products Sold

Cost of products sold increased by ¥2,214.6 billion, or 14.0%, to ¥18,010.5 billion during fiscal 2013 compared with the prior fiscal year. The increase resulted from the ¥2,124.0 billion impact of changes in vehicle unit sales and sales mix and the ¥201.0 billion unfavorable impact of fluctuations in foreign currency translation rates, partially offset by the ¥450.0 billion impact of cost reduction efforts.

Cost of Financing Operations

Cost of financing operations increased by ¥37.7 billion, or 6.4%, to ¥630.4 billion during fiscal 2013 compared with the prior fiscal year. The increase resulted from the ¥33.1 billion unfavorable impact of fluctuations in foreign currency translation rates.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥262.8 billion, or 14.3%, to ¥2,102.3 billion during fiscal 2013 compared with the prior fiscal year. This increase reflected the ¥90.0 billion charge for costs related to the settlement of the economic loss claims in the consolidated federal action in the U.S., the ¥43.2 billion increase in expenses for the financial services operations and the ¥35.8 billion unfavorable impact of fluctuations in foreign currency translation rates.

Operating Income

Yen in millions
2013 v. 2012 Change
Changes in operating income and loss:
Effect of marketing efforts	¥650,000
Effect of cost reduction efforts	450,000
Effect of changes in exchange rates	150,000
Effect of increase of miscellaneous costs and others	(300,000)
Other	15,261

Total	¥965,261

Toyota’s operating income increased by ¥965.2 billion, or 271.4%, to ¥1,320.8 billion during fiscal 2013 compared with the prior fiscal year. This increase was due mainly to the ¥650.0 billion increase of marketing efforts, the ¥450.0 billion impact of cost reduction efforts and the ¥150.0 billion favorable impact of changes in exchange rates, partially offset by the ¥300.0 billion increase in miscellaneous costs and others. The increase in miscellaneous costs and others was due mainly to the ¥90.0 billion charge for costs related to the settlement of the economic loss claims in the consolidated federal action in the U.S., the ¥70.0 billion increase in labor costs, the ¥50.0 billion impact of increase in product quality related expenses and the ¥20.0 billion increase in research and development expenses.

During fiscal 2013, operating income (before elimination of intersegment profits), increased by ¥783.3 billion in Japan compared with the prior fiscal year, ¥35.5 billion, or 19.1%, in North America, ¥8.6 billion, or 48.7%, in Europe, ¥119.2 billion, or 46.4%, in Asia, and ¥24.9 billion, or 22.9%, in Other.

The following is a description of operating income in each geographic market.

Japan

Yen in millions
2013 v. 2012 Change
Changes in operating income and loss:
Effect of marketing efforts	¥415,000
Effect of cost reduction efforts	380,000
Effect of changes in exchange rates	165,000
Effect of increase of miscellaneous costs and others	(170,000)
Other	(6,625)

Total	¥783,375

North America

Yen in millions
2013 v. 2012 Change
Changes in operating income and loss:
Effect of marketing efforts	¥30,000
Effect of cost reduction efforts	50,000
Effect of increase of miscellaneous costs and others	(65,000)
Other	20,516

Total	¥35,516

Europe

Yen in millions
2013 v. 2012 Change
Changes in operating income and loss:
Effect of marketing efforts	¥5,000
Effect of cost reduction efforts	5,000
Effect of increase of miscellaneous costs and others	(5,000)
Other	3,666

Total	¥8,666

Asia

Yen in millions
2013 v. 2012 Change
Changes in operating income and loss:
Effect of marketing efforts	¥135,000
Effect of cost reduction efforts	15,000
Effect of changes in exchange rates	(10,000)
Effect of increase of miscellaneous costs and others	(30,000)
Other	9,265

Total	¥119,265

Other Income and Expenses

Interest and dividend income decreased by ¥1.1 billion, or 1.2%, to ¥98.6 billion during fiscal 2013 compared with the prior fiscal year.

Interest expense was ¥22.9 billion during fiscal 2013, on the same level as that of the prior fiscal year.

Foreign exchange gain, net decreased by ¥31.5 billion, or 85.0%, to ¥5.5 billion during fiscal 2013 compared with the prior fiscal year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated assets and liabilities recognized through transactions in foreign currencies translated at prevailing exchange rates and the value at the date the transaction settled during the fiscal year, including those settled using forward foreign currency exchange contracts, or the value translated by appropriate year-end current exchange rates. The ¥31.5 billion decrease in foreign exchange gain, net was due mainly to the losses resulting from the Japanese yen being stronger against foreign currencies at the time foreign currency bonds were redeemed during fiscal 2013 than those at the time of purchase.

Other loss, net increased by ¥38.3 billion to ¥1.5 billion during fiscal 2013 compared with the prior fiscal year.

Income Taxes

The provision for income taxes increased by ¥289.4 billion, or 110.3%, to ¥551.6 billion during fiscal 2013 compared with the prior fiscal year due to the increase in income before income taxes. The effective tax rate for fiscal 2013 was 39.3%, which was higher than the statutory tax rate in Japan. This was due mainly to deferred tax liabilities relating to undistributed earnings in affiliated companies accounted for by the equity method.

Net Income and Loss Attributable to Noncontrolling Interests and Equity in Earnings of Affiliated Companies

Net income attributable to noncontrolling interests increased by ¥36.5 billion, or 43.2%, to ¥121.3 billion during fiscal 2013 compared with the prior fiscal year. This increase was due mainly to an increase during fiscal 2013 in net income attributable to the shareholders of consolidated subsidiaries.

Equity in earnings of affiliated companies during fiscal 2013 increased by ¥33.8 billion, or 17.1%, to ¥231.5 billion compared with the prior fiscal year. This increase was due mainly to an increase during fiscal 2013 in net income attributable to the shareholders of affiliated companies accounted for by the equity method.

Net Income Attributable to Toyota Motor Corporation

Net income attributable to the shareholders of Toyota Motor Corporation increased by ¥678.6 billion, or 239.3%, to ¥962.1 billion during fiscal 2013 compared with the prior fiscal year.

Other Comprehensive Income and Loss

Other comprehensive income increased by ¥856.8 billion to ¥822.7 billion for fiscal 2013 compared with the prior fiscal year. This increase resulted from favorable foreign currency translation adjustments gains of ¥434.6 billion in fiscal 2013 compared with losses of ¥87.7 billion in the prior fiscal year, and from unrealized holding gains on securities in fiscal 2013 of ¥368.5 billion compared with gains of ¥129.3 billion in the prior fiscal year. The increase in unrealized holding gains on securities was due mainly to changes in stock prices.

Segment Information

The following is a discussion of results of operations for each of Toyota’s operating segments. The amounts presented are prior to intersegment elimination.

	Yen in millions
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Automotive:
Net revenues	¥16,994,546	¥20,419,100	¥3,424,554	20.2%
Operating income	21,683	944,704	923,021	4,256.9
Financial Services:
Net revenues	1,100,324	1,170,670	70,346	6.4
Operating income	306,438	315,820	9,382	3.1
All Other:
Net revenues	1,048,915	1,066,461	17,546	1.7
Operating income	42,062	53,616	11,554	27.5
Intersegment elimination/unallocated amount:
Net revenues	(560,132)	(592,039)	(31,907)	—
Operating income	(14,556)	6,748	21,304	—

Automotive Operations Segment

The automotive operations segment is Toyota’s largest operating segment by net revenues. Net revenues for the automotive segment increased during fiscal 2013 by ¥3,424.5 billion, or 20.2%, compared with the prior fiscal year to ¥20,419.1 billion. The increase reflects the ¥3,030.0 billion of favorable impact of changes in vehicle unit sales and sales mix and the ¥245.4 billion favorable impact of fluctuations in foreign currency translation rates.

Operating income from the automotive operations increased by ¥923.0 billion during fiscal 2013 compared with the prior fiscal year to ¥944.7 billion. This increase in operating income was due mainly to the ¥150.0 billion favorable impact of changes in exchange rates, the ¥645.0 billion of favorable impact of changes in vehicle unit sales and sales mix, and the ¥450.0 billion impact of cost reduction efforts, partially offset by the ¥300.0 billion increase in miscellaneous costs and others.

The changes in vehicle unit sales and changes in sales mix was due primarily to the increase in Toyota’s vehicle unit sales by 1,519 thousand vehicles compared with the prior fiscal year resulting from the increase in vehicle unit sales in every region. The increase in miscellaneous costs and others was due mainly to the ¥90.0 billion charge for costs related to the settlement of the economic loss claims in the consolidated federal action in the U.S., the ¥70.0 billion increase in labor costs, the ¥50.0 billion impact of increase in product quality related expenses and the ¥20.0 billion increase in research and development expenses.

Financial Services Operations Segment

Net revenues for the financial services operations increased during fiscal 2013 by ¥70.3 billion, or 6.4%, compared with the prior fiscal year to ¥1,170.6 billion. This increase was primarily due to the ¥36.0 billion favorable impact of fluctuations in foreign currency translation rates and the ¥25.8 billion increase in rental income from vehicles and equipment on operating leases.

Operating income from financial services operations increased by ¥9.3 billion, or 3.1%, to ¥315.8 billion during fiscal 2013 compared with the prior fiscal year. This increase was due primarily to the recording of ¥12.9 billion of valuation gains on interest rate swaps stated at fair value.

Ratio of credit loss experience in the United States is as follows:

	Year ended March 31,
	2012	2013
Net charge-offs as a percentage of average gross earning assets:
Finance receivables	0.24%	0.29%
Operating lease	0.11	0.18

Total	0.21%	0.27%

All Other Operations Segment

Net revenues for Toyota’s other operations segments increased by ¥17.5 billion, or 1.7%, to ¥1,066.4 billion during fiscal 2013 compared with the prior fiscal year.

Operating income from Toyota’s other operations segments increased by ¥11.5 billion, or 27.5%, to ¥53.6 billion during fiscal 2013 compared with the prior fiscal year.

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

Toyota’s net revenues include net revenues from sales of products, consisting of net revenues from automotive operations and all other operations, which decreased by 1.7% during fiscal 2012 compared with the prior fiscal year to ¥17,511.9 billion, and net revenues from financial services operations which decreased by 8.6% during fiscal 2012 compared with the prior fiscal year to ¥1,071.7 billion. Excluding the difference in the Japanese yen value used for translation purposes of ¥650.8 billion, net revenues from sales of products would have been ¥18,162.7 billion, a 1.9% increase during fiscal 2012 compared with the prior fiscal year. The increase in net revenues from sales of products is due to an increase in Toyota vehicle unit sales by 44 thousand vehicles. Excluding the difference in the Japanese yen value used for translation purposes of ¥66.9 billion, net revenues from financial services operations would have been approximately ¥1,138.6 billion, a 2.9% decrease during fiscal 2012 compared with the prior fiscal year. This decrease was mainly due to the decrease of ¥18.3 billion rental revenue generated by vehicles and equipment on operating lease.

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

Net revenues in Europe as a whole increased due primarily to the 2 thousand vehicles increase in vehicle unit sales compared with the prior fiscal year, such as a 49 thousand vehicles increase in Russia, where the economy has been strong, although sales of Toyota brands’ vehicles decreased in some European countries compared with the prior fiscal year, such as a 18 thousand vehicles decrease in Italy and a 7 thousand vehicles decrease in Portugal, both of which were mainly due to the European sovereign debt crisis.

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

The net gain of ¥37.1 billion in fiscal 2012 was primarily attributable to Toyota Motor Corporation’s receivables denominated in the U.S. dollars, specifically transactional gains on account of an increase in export volume due to the recovery of production levels in the second half of fiscal 2012 after the Great East Japan Earthquake, and the weakening of the Japanese yen against the U.S. dollar in the second half of fiscal 2012, together with the impact of forward foreign currency exchange contracts, which were mainly denominated in the U.S. dollars and the yen as well as the euro and the yen.

The ¥22.8 billion increase in foreign exchange gain, net, during fiscal 2012 compared with the prior fiscal year was mainly attributable to the losses incurred by certain subsidiaries during fiscal 2011. Such losses were principally due to the Brazilian real and the Thai baht, the functional currencies for Toyota Motor Corporation’s Brazilian and Thai subsidiaries, respectively, both strengthening against the U.S. dollar, decreasing the value of assets denominated in dollars that were not settled during the year.

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

In February 2013, FASB issued updated guidance on the presentation of items reclassified out of accumulated other comprehensive income. This guidance requires to present, either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified out of each component of accumulated other comprehensive income based on its source. This guidance is effective for fiscal year beginning on or after December 15, 2012, and for interim period within the fiscal year. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

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

Toyota accrues for costs of recalls and other safety measures, as well as product warranty cost described above, included as a component of cost of sales at the time of vehicle sale. Toyota provides for such “liabilities for recalls and other safety measures” at the time of vehicle sales comprehensively by aggregate sales of various models in a certain period by geographical regions instead of by individual models. While there is no difference in the calculation method among geographical regions, Toyota believes it is reasonable to calculate the liabilities by geographical regions because of factors such as varying labor costs among geographical regions.

The “liabilities for the costs of recalls and other safety measures” recorded in the balance sheet is calculated by deducting the “accumulated amount of repair cost paid” from the “expected liability for the cost of recalls and other safety measures”. As such, this liability is evaluated every period based on new data and are adjusted as appropriate. Toyota calculates these liabilities for units sold in the current period and each of the past 10 fiscal years, and aggregates such liabilities in determining the final liability amount.

The “expected liability for the cost of recalls and other safety measures” are calculated by multiplying the “sales unit” by the “expected average repair cost per unit”. The “expected average repair cost per unit” is calculated based on dividing the “accumulated amount of repair cost paid per unit” by the “pattern of payment occurrences”. The “pattern of payment occurrence” represents a ratio that shows the measure of payment occurrence over 10 years based on actual payments with regard to units sold within 10 years

Factors that may cause a difference between the amount accrued at the time of vehicle sale and actual payment on individual recalls and other safety measures mainly include actual cost of recalls and safety measures during the period being significantly different from the accumulated amount of repair cost paid per unit (generally comprised of parts and labor) and the actual pattern of payment occurrence during the period being significantly different from the pattern of the payment occurrence in the past, which is considered as part of our estimation process for future recalls and other safety measures.

As described above, in estimating the comprehensive provision, the actual cost of individual recalls and other safety measures is included as a component of the calculation such as the accumulated amount of repair cost paid per unit. Thus, an individual recall announcement generally does not directly impact the financial statements when it occurs.

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

Yen in millions
Effect on the allowance for credit losses as of March 31, 2013
10 percent change in frequency of occurrence or expected severity of loss	¥3,950

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

Throughout the life of the lease, management performs periodic evaluations of estimated end-of-term fair values to determine whether estimates used in the determination of the contractual residual value are still considered reasonable. Factors affecting the estimated residual value at lease maturity include, but are not limited to, new vehicle incentive programs, new vehicle pricing, used vehicle supply, projected vehicle return rates, and projected loss severity. The vehicle return rate represents the number of leased vehicles actually returned at contract maturity as a percentage of the number of lease contracts originally scheduled to be mature in the same period less lease contracts subject to early terminations. A higher rate of vehicle returns exposes Toyota to higher potential losses incurred at lease termination. Severity of loss is the extent to which the end-of-term fair value of a lease is less than its carrying value at lease end.

To the extent that sales incentives remain an integral part of sales promotion, resale prices of used vehicles and, correspondingly, the fair value of Toyota’s leased vehicles could be subject to downward pressure. The extent of the impact this will have on the end of term residual value depends on the significance of the incentive programs and whether they are sustained over a number of periods. This in turn can impact the projection of future used vehicle values, adversely impacting the expected residual value of the current operating lease portfolio and increasing the provision for residual value losses. However, various other factors impact used vehicle values and the projection of future residual values, including the supply of and demand for used vehicles, interest rates, inflation, the actual or perceived quality, safety and reliability of vehicles, the general economic outlook, new vehicle pricing, projected vehicle return rates and projected loss severity, which may offset this effect. Such factors might adversely affect the results of operations for financial services due to significant charges reducing the estimated residual value.

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

Yen in millions
Effect on the residual value losses over the remaining terms of the operating leases on and after April 1, 2013
1 percent increase in vehicle return rate	¥1,035
1 percent increase in end-of-term market values	¥5,267

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

The two most critical assumptions impacting the calculation of pension costs and obligations are the discount rates and the expected rates of returns on plan assets. Toyota determines the discount rates mainly based on the rates of high quality fixed income bonds or fixed income governmental bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. Toyota determines the expected rates of return for pension assets after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions. A weighted-average discount rate of 2.0% domestically and 5.0% overseas and a weighted-average expected rate of return on plan assets of 2.5% domestically and 7.0% overseas are the results of assumptions used for the various pension plans in calculating Toyota’s consolidated pension costs for fiscal 2013. Also, a weighted-average discount rate of 1.7% domestically and 4.5% overseas is the result of assumption used for the various pension plans in calculating Toyota’s consolidated pension obligations for fiscal 2013.

Sensitivity analysis

The following table illustrates the effects of assumed changes in weighted-average discount rates and the weighted-average expected rate of return on plan assets, which Toyota believes are critical estimates in determining pension costs and obligations, assuming all other assumptions are consistent.

	Yen in millions
	Domestic		Overseas
	Effect on pre-tax income for the year ended March 31, 2014	Effect on obligations for the year ended March 31, 2013	Effect on pre-tax income for the year ended March 31, 2014	Effect on obligations for the year ended March 31, 2013
Discount rates
0.5% decrease	¥(7,217)	¥117,113	¥(4,598)	¥57,956
0.5% increase	6,984	(108,417)	4,365	(52,908)
Expected rate of return on plan assets
0.5% decrease	¥(5,451)		¥(2,396)
0.5% increase	5,451		2,396

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

The accounting for deferred tax assets represents Toyota’s current best estimate based on all available evidence. Unanticipated events or changes could result in re-evaluating the realizability of deferred tax assets.

Outlook

As for our world future business environment, the U.S. economy is expected to benefit from ongoing moderate recovery and a pickup in the pace of economic expansion in emerging countries. Europe, meanwhile, still faces the risk of economic stagnation due to the sovereign debt crisis and other factors, though a gradual bottoming out is anticipated.

The automotive market is expected to see recovery in the U.S. and expansion in emerging countries. However, amid the change in market structure, as seen in the expansion and diversification of demand for eco-cars backed by rising environmental consciousness, fierce competition exists on a global scale. With the foregoing external factors in mind, Toyota expects that net revenues for fiscal 2014 will increase compared with fiscal 2013 as results of a favorable impact of fluctuations in foreign currency translation rates and an increase in vehicle unit sales. With respect to operating income, factors expected to contribute to an increase in operating income include the favorable impact of fluctuations in foreign currency rates, increased vehicle unit sales through marketing efforts, and cost reduction efforts. On the other hand, factors expected to contribute to a decrease in operating income include increase in miscellaneous costs and others. As the result, Toyota expects that operating income will increase in fiscal 2014 compared with fiscal 2013. Also, Toyota expects that income before income taxes and equity in earnings of affiliated companies and net income attributable to Toyota Motor Corporation will increase in fiscal 2014.

For the purposes of this outlook discussion, Toyota is assuming an average exchange rate of ¥90 to the U.S. dollar and ¥120 to the euro. Exchange rate fluctuations can materially affect Toyota’s operating results. In particular, a strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota’s operating results. See “Operating and Financial Review and Prospects — Operating Results — Overview — Currency Fluctuations” for further discussion.

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

In fiscal 2014, Toyota expects to sufficiently fund its capital expenditures and research and development activities through cash and cash equivalents on hand, and cash generated by operations. Toyota will use its funds for the development of environment technologies, maintenance and replacement of manufacturing facilities, and the introduction of new products. See “Information on the Company — Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures for fiscal 2011, 2012 and 2013, and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota funds its financing programs for customers and dealers, including loans and leasing programs, from both cash generated by operations and borrowings by its sales finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.

Net cash provided by operating activities increased by ¥998.8 billion to ¥2,451.3 billion for fiscal 2013, compared with ¥1,452.4 billion for fiscal 2012. The increase was primarily attributable to the ¥965.2 billion increase in operating income. See “Operating and financial review and prospects — Operating results — Operating income” for further information regarding the increase in operating income.

Net cash provided by operating activities decreased by ¥571.5 billion to ¥1,452.4 billion for fiscal 2012, compared with ¥2,024.0 billion for fiscal 2011. The decrease was primarily attributable to the ¥112.6 billion decrease in operating income, to a decline in depreciation expense of ¥107.7 billion and a reduction in inventory.

Even though other working capital items significantly fluctuated in line with the significant decrease in production and sales in March 2011 due to the Great East Japan Earthquake and increase in sales in the second half of fiscal 2012 due to the recovery of production levels from the Great East Japan Earthquake, changes in other working capital items largely offset each other such that Toyota believes the impact of such changes on net cash provided by operating activities was not material. The impact of changes in interest and other items on net cash provided by operating activities were also not material.

Inventory levels were at comparable levels as between the ends of fiscal 2010 and 2011; while the reduction in sales after the Lehman financial crisis and other factors kept the inventory level low at the end of fiscal 2010, the inventory level at the end of fiscal 2011 was approximately equivalent because of the Great East Japan Earthquake and the subsequent downturn in production. However, the inventory level at the end of fiscal 2012 increased due to the recovery of production and sales after the Great East Japan Earthquake. This increase of inventory involved related expenditures incurred in producing the inventory, which resulted in reducing the net cash provided by operating activities by ¥396.7 billion.

Furthermore, depreciation decreased by ¥107.7 billion in fiscal 2012 as a result of a reduction of Toyota’s capital expenditures after the Lehman financial crisis compared with capital expenditures before such financial crisis. The decrease in depreciation favorably affected net income while it did not affect the net cash provided by operating activities.

Net cash used in investing activities increased by ¥1,584.6 billion to ¥3,027.3 billion for fiscal 2013, compared with ¥1,442.6 billion for fiscal 2012. The increase was primarily attributable to the ¥630.5 billion increase in finance receivables, to the ¥426.5 billion increase in marketable securities and security investments and to the ¥311.0 billion increase in purchases of investments in property.

Net cash used in investing activities decreased by ¥673.6 billion to ¥1,442.6 billion for fiscal 2012, compared with ¥2,116.3 billion for fiscal 2011. The decrease was primarily attributable to the ¥1,248.1 billion decrease in purchases of marketable securities and security investments, partially offset by a ¥859.3 billion decrease in sales and maturity of marketable securities and security investments.

Net cash provided by or used in financing activities increased by ¥832.5 billion to ¥477.2 billion increase for fiscal 2013, compared with ¥355.3 billion decrease for fiscal 2012. The increase was primarily attributable to the ¥796.4 billion increase in proceeds from issuance of long-term debt and to the ¥185.4 billion decrease in payments of long-term debt.

Net cash provided by or used in financing activities decreased by ¥789.6 billion to ¥355.3 billion decrease for fiscal 2012, compared with ¥434.3 billion increase for fiscal 2011. The decrease was primarily attributable to the ¥536.6 billion decrease in proceeds from issuance of long-term debt and to the ¥377.9 billion increase in payments of long-term debt.

Total capital expenditures for property, plant and equipment, excluding vehicles and equipment on operating leases, were ¥854.5 billion during fiscal 2013, an increase of 18.1% over the ¥723.5 billion in total capital expenditures during the prior fiscal year. This increase was due primarily to an increase of investments in North America and Asia.

Total capital expenditures for vehicles and equipment on operating leases were ¥1,119.5 billion during fiscal 2013, an increase of 38.5% over the ¥808.5 billion in expenditures from the prior fiscal year. This increase was due to an increase in investments in the financial services operations.

Toyota expects investments in property, plant and equipment, excluding vehicles and equipment on operating leases, to be approximately ¥910.0 billion during fiscal 2014.

Based on currently available information, Toyota does not expect environmental matters to have a material impact on its financial position, results of operations, liquidity or cash flows during fiscal 2014. However, uncertainty exists with respect to Toyota’s obligations under current and future environment regulations as described in “Information on the Company — Business Overview — Governmental Regulation, Environmental and Safety Standards”.

Cash and cash equivalents were ¥1,718.2 billion as of March 31, 2013. Most of Toyota’s cash and cash equivalents are held in the Japanese yen or in the U.S. dollars. In addition, time deposits were ¥106.7 billion and marketable securities were ¥1,445.6 billion as of March 31, 2013.

Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, increased during fiscal 2013 by ¥1,043.0 billion, or 18.1%, to ¥6,804.5 billion.

Trade accounts and notes receivable, less allowance for doubtful accounts decreased during fiscal 2013 by ¥28.1 billion, or 1.4%, to ¥1,971.6 billion. This decrease was due to a decrease in the volume of sales in the fourth quarter of fiscal 2013.

Inventories increased during fiscal 2013 by ¥93.5 billion, or 5.8%, to ¥1,715.7 billion. This increase was due mainly to the fluctuations in foreign currency translation rates.

Total finance receivables, net increased during fiscal 2013 by ¥2,344.0 billion, or 24.1%, to ¥12,061.4 billion. This increase was due mainly to the fluctuations in foreign currency translation rates and an increase in the number of financing contracts. As of March 31, 2013, finance receivables were geographically distributed as follows: in North America 57.6%, in Europe 10.0%, in Japan 9.9%, in Asia 9.5% and in Other 13.0%.

Marketable securities and other securities investments, including those included in current assets, increased during fiscal 2013 by ¥1,387.6 billion, or 26.5%, reflecting an increase in the fair values of common stocks and purchase of marketable securities and security investments.

Property, plant and equipment increased during fiscal 2013 by ¥615.8 billion, or 9.9%, primarily reflecting fluctuations in foreign currency translation rates and the increase in the capital expenditures, partially offset by the impacts of depreciation charges during the year.

Accounts and notes payable decreased during fiscal 2013 by ¥128.8 billion, or 5.7%. This decrease was due mainly to a decrease in production volume in the fourth quarter of fiscal 2013.

Accrued expenses increased during fiscal 2013 by ¥357.0 billion, or 19.5%. This increase was due mainly to the charge for costs related to the settlement of the economic loss claims in the consolidated federal action in the U.S. and the increase of product quality related expenses resulted from the weakening of the Japanese yen at the end of fiscal 2013 against other currencies in comparison to the prior fiscal year. Income taxes payable increased during fiscal 2013 by ¥22.4 billion, or 16.8%, as a result of reflecting fluctuations in foreign currency translation rates.

Toyota’s total borrowings increased during fiscal 2013 by ¥2,126.2 billion, or 17.7%. Toyota’s short-term borrowings consist of loans with a weighted-average interest rate of 2.31% and commercial paper with a weighted-average interest rate of 0.52%. Short-term borrowings increased during fiscal 2013 by ¥638.8 billion, or 18.5%, to ¥4,089.5 billion. Toyota’s long-term debt consists of unsecured and secured loans, medium-term notes, unsecured notes and long-term capital lease obligations with interest rates ranging from 0.00% to 27.30%, and maturity dates ranging from 2013 to 2050. The current portion of long-term debt increased during fiscal 2013 by ¥191.8 billion, or 7.6%, to ¥2,704.4 billion and the non-current portion increased by ¥1,295.5 billion, or 21.4%, to ¥7,337.8 billion. The increase in total borrowings resulted from an increase in medium-term notes. As of March 31, 2013, approximately 40% of long-term debt was denominated in the U.S. dollars, 17% in the Japanese yen, 13% in the Australian dollars, and 30% in other currencies. Toyota hedges interest rate risk exposure of fixed-rate borrowings by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.

As of March 31, 2013, Toyota’s total interest bearing debt was 116.3% of Toyota Motor Corporation shareholders’ equity, compared with 113.8% as of March 31, 2012.

The following table provides information for credit rating of Toyota’s short-term borrowing and long-term debt from rating agencies, Standard & Poor’s Ratings Group (S&P), Moody’s Investors Services (Moody’s), and Rating and Investment Information, Inc. (R&I), as of May 31, 2013. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

	S&P	Moody’s	R&I
Short-term borrowing	A-1+	P-1	—
Long-term debt	AA-	Aa3	AA+

Toyota’s unfunded pension liabilities of Japanese plans decreased during fiscal 2013 by ¥48.6 billion, or 8.8%, to ¥504.1 billion. On the other hand, the liabilities of foreign plans increased during fiscal 2013 by ¥30.1 billion, or 24.4%, to ¥153.9 billion. The unfunded amounts will be funded through future cash contributions by Toyota or in some cases will be settled on the retirement date of each covered employee. The decrease in unfunded pension liabilities of the Japanese plans as of the end of fiscal 2013 compared with the prior fiscal year end reflects mainly an increase in pension assets due to rising equity security prices, despite an increase in pension benefit obligations resulted from a decline in discount rate. On the other hand, the increase in liabilities of foreign plans reflects the increase in pension benefit obligations resulted from a decline in discount rate. See note 19 to the consolidated financial statements for further discussion.

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

Toyota’s research and development expenditures were approximately ¥807.4 billion in fiscal 2013, ¥779.8 billion in fiscal 2012 and ¥730.3 billion in fiscal 2011.

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

In May 2010, Toyota invested in Tesla Motors, Inc. (“Tesla”) in the amount of $50 million as part of a basic agreement with Tesla to implement a joint venture related to the development, technology, and production systems of electric vehicles and their components. At the 26th International Battery, Hybrid and Fuel Cell Electric Vehicle Symposium held in May 2012, Toyota announced the jointly developed electric vehicle, the RAV4 EV, which was released in California in summer 2012.

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

•

Developing alternative fuel powering systems for commercial sale. This includes developing hybrid vehicles and fuel cell hybrid vehicles. The second-generation Prius that Toyota introduced in September 2003 features a new hybrid system which decreases negative environmental impact while increasing power and performance. Furthermore, the third-generation Prius was introduced in 2009, and broke the record for sales by vehicle type which was previously held by the Corolla. The Aqua (called Prius c in the US), introduced in December 2011 and sold in approximately 50 countries worldwide, is a world leader in fuel economy and low pricing. In addition, Toyota’s cumulative sales of hybrid vehicles has exceeded 5 million units, which contributed approximately 34 million ton reduction in CO2 emissions. In July 2007, Toyota developed the Plug-in Hybrid Vehicle (“PHV”) and received certification from Japan’s Ministry of Land, Infrastructure, Transport and Tourism (“MLIT”). PHV runs as an Electric Vehicle (“EV”) in short distances and runs as a regular hybrid vehicle in long distances. Tests are conducted in Japan, North America and Europe and in late 2009, Toyota commenced its sale of PHV with lithium ion batteries to fleet vehicle users in Japan, North America and Europe. Toyota also commenced its sale of PHV models in January 2012, which can be charged from domestic power supplies in Japan, North America and Europe. In addition, in September 2008, Toyota started leasing the new Toyota Fuel Cell Hybrid Vehicle — advanced (the “new Toyota FCHV-adv”). The new Toyota FCHV-adv has completely overhauled its fuel cell system and has made significant improvements to low-temperature startup performance and cruising distance, which had posed challenges to promoting its widespread use. Toyota believes that fuel cell vehicles will be strong eco-cars for future generations. By 2015, Toyota plans to introduce sedan-type fuel cell vehicles at reasonable prices for customers in Japan, the United States and Europe where appropriate infrastructure is expected to be available. To control increases in oil prices and reduce the consumption of oil, the proliferation of fuel alternatives to oil such as biofuel and natural gas is expanding in some countries. Toyota works towards the ongoing formation of a mobility society through the introduction to the market of low-ethanol content vehicles (“E10”), natural gas vehicles and high-concentration flex-fuel vehicles (“FFV”) that are compatible with ethanol fuel, as well as through research and development into other practical uses of oil alternatives and biofuels, such as research into fuels that will not compete with food production, and into genetically modified organism (“GMO”) technology in order to process sugarcane more efficiently.

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

Toyota’s work in the area of vehicle safety is focused on the development of technologies designed to prevent accidents in the first instance, as well as the development of technologies that protect passengers and reduce the damage on impact in the event of an accident. Safety technologies in development include:

•	research on protecting diverse passengers, including senior citizens,

•	autonomous driving support systems, including pre-collision system, and

•	data exchange driving-support systems using advanced communication technologies.

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

5.E OFF-BALANCE SHEET ARRANGEMENTS

Toyota uses its securitization program as part of its funding through special purpose entities for its financial services operations. Toyota is considered the primary beneficiary of these special purpose entities and therefore consolidates them. Toyota has not entered into any off-balance sheet securitization transactions during fiscal 2013.

Lending Commitments

Credit Facilities with Credit Card Holders

Toyota’s financial services operations issue credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holder’s requests up to the limits established on an individual holder’s basis. Although loans made to customers through these facilities are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥245.2 billion as of March 31, 2013.

Credit Facilities with Dealers

Toyota’s financial services operations maintain credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota prices the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operations also provide financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota’s outstanding credit facilities with dealers totaled ¥1,795.8 billion as of March 31, 2013.

Guarantees

Toyota enters into certain guarantee contracts with its dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match the maturity of installment payments, and as of March 31, 2013, ranged from one month to 35 years. However, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of March 31, 2013 is ¥1,849.4 billion. Liabilities for these guarantees of ¥6.5 billion have been provided as of March 31, 2013. Under these guarantee contracts, Toyota is entitled to recover any amounts paid by it from the customers whose obligations it guaranteed.

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

The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2013.

	Yen in millions
	Total	Payments Due by Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:
Short-term borrowings (note 13)
Loans	¥1,062,233	¥1,062,233	¥—	¥—	¥—
Commercial paper	3,027,295	3,027,295	—	—	—
Long-term debt* (note 13)	10,020,853	2,700,333	3,788,631	2,545,775	986,114
Estimated amount of interest expense on long-term debt	757,581	220,552	299,299	126,644	111,086
Capital lease obligations (note 13)	21,399	4,095	4,839	3,217	9,248
Non-cancelable operating lease obligations (note 22)	61,877	11,299	17,386	11,701	21,491
Commitments for the purchase of property, plant and other assets (note 23)	203,901	57,970	9,902	3,761	132,268

Total	¥15,155,139	¥7,083,777	¥4,120,057	¥2,691,098	¥1,260,207

*	“Long-term debt” represents future principal payments.

Toyota is unable to make reasonable estimates of the period of cash settlement with respect to liabilities recognized for uncertain tax benefits, and accordingly such liabilities are excluded from the table above. See note 16 to the consolidated financial statements for further discussion.

Toyota expects to contribute ¥54,094 million domestically and ¥8,688 million overseas to its pension plans in fiscal 2014.

	Yen in millions
	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Commercial Commitments (note 23):
Maximum potential exposure to guarantees given in the ordinary course of business	¥1,849,493	¥813,754	¥503,822	¥397,108	¥134,809

Total Commercial Commitments	¥1,849,493	¥813,754	¥503,822	¥397,108	¥134,809

5.G SAFE HARBOR

All information that is not historical in nature disclosed under “— Off-Balance Sheet Arrangements” and “— Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement Concerning Forward-Looking Statements” for additional information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

In March 2011, Toyota unveiled its “Toyota Global Vision”. In order to realize the Global Vision, Toyota implemented a new management organization highlighted by a more streamlined board of directors and a reduced number of layers in the executive decision-making structure.

In April 2013, Toyota implemented organizational changes in order to further increase “the speed of decision-making” through “clarification of operations and earnings responsibility.” Specifically, Toyota’s automotive business was split into four business units. These business units are “Lexus International,” which covers the Lexus business, “Toyota No. 1,” which covers North America, Europe and Japan, “Toyota No. 2,” which covers China, Asia & Middle East, East Asia & Oceania, Africa and Latin America & Caribbean and “Unit Center,” which covers all unit-related operations. Toyota’s executive vice presidents are assigned to each operation, and each are responsible for the operations and earnings of the respective business unit. Furthermore, in order to achieve sustainable growth through the continuous development of “even-better cars” that exceed customer expectations around the world, and to realize the “Toyota Global Vision,” the “TNGA Planning Division,” an organization directly under Toyota’s top management, was established in order to rapidly promote the implementation of the TNGA.

Toyota believes it is crucial for it to be led by directors and senior management who deeply understand, and can effectively implement, Toyota’s strengths — the monozukuri spirit of conscientious manufacturing and the genchi genbutsu principle of placing emphasis on on-site operations with a go-and-see attitude for continued improvement and problem solving. At the 109th Ordinary General Shareholders’ Meeting held in June 2013, three outside directors were appointed in order to further reflect the opinions of those from outside the company in management’s decision-making process. Toyota has seven audit & supervisory board members, four of whom are outside audit & supervisory board members.

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Takeshi Uchiyamada (August 17, 1946)	Chairman of the Board	1969 Joined Toyota Motor Corporation (“TMC”) 1998 Director of TMC 2001 Managing Director of TMC 2003 Senior Managing Director of TMC 2005 Executive Vice President of TMC 2012 Vice Chairman of TMC 2013 Chairman of TMC	43,739

Akio Toyoda (May 3, 1956)	President, Member of the Board	1984 Joined TMC 2000 Director of TMC 2002 Managing Director of TMC 2003 Senior Managing Director of TMC 2005 Executive Vice President of TMC 2009 President of TMC (important concurrent duties) Corporate Auditor of Toyota Boshoku Corporation Chairman and CEO of Toyota Motor North America, Inc. Chairman of Toyota Motor Sales & Marketing Corporation Chairman of Japan Automobile Manufacturers Association, Inc.	4,588,975

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Satoshi Ozawa (August 5, 1949)	Executive Vice President, Member of the Board	1974 Joined Toyota Motor Sales Co., Ltd. 2003 Managing Officer of TMC 2007 Senior Managing Director of TMC 2010 Executive Vice President of TMC (important concurrent duties) Chairman of Toyota Motor Europe NV/SA Vice Chairman of Toyota Motor North America, Inc. Chairman of Toyota Motor Engineering & Manufacturing North America, Inc.	33,900

Nobuyori Kodaira (March 18, 1949)	Executive Vice President, Member of the Board	1972 Joined Ministry of International Trade and Industry 2004 Director-General, Agency for Natural Resources and Energy 2006 Retired from Director-General, Agency for Natural Resources and Energy 2008 Advisor of TMC 2009 Managing Officer of TMC 2010 Senior Managing Director of TMC 2011 Director and Senior Managing Officer of TMC 2012 Executive Vice President of TMC (important concurrent duties) Director of KDDI CORPORATION	12,000

Mitsuhisa Kato (March 2, 1953)	Executive Vice President, Member of the Board	1975 Joined TMC 2004 Managing Officer of TMC 2006 Toyota Technocraft Co., Ltd. President 2006 Advisor of TMC 2007 Retired from Advisor of TMC 2010 Retired from Toyota Technocraft Co., Ltd. President 2010 Senior Managing Director of TMC 2011 Senior Managing Officer of TMC 2012 Executive Vice President of TMC (important concurrent duties) Chairman of Toyota Motor Engineering & Manufacturing (China) Co., Ltd.	10,050

Masamoto Maekawa (October 17, 1949)	Executive Vice President, Member of the Board	1973 Joined Toyota Motor Sales Co., Ltd. 2003 Managing Officer of TMC 2007 Toyota Administa Corporation President 2007 Advisor of TMC 2009 Retired from Toyota Administa Corporation President 2009 Senior Managing Director of TMC 2011 Senior Managing Officer of TMC 2012 Executive Vice President of TMC (important concurrent duties) President and Representative Director of Toyota Marketing Japan Corporation	24,000

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Yasumori Ihara (November 17, 1951)	Executive Vice President, Member of the Board	1975 Joined TMC 2004 Managing Officer of TMC 2007 Toyota Transportation Co., Ltd. President 2007 Advisor of TMC 2008 Retired from Advisor of TMC 2009 Retired from Toyota Transportation Co., Ltd. President 2009 Senior Managing Director of TMC 2011 Director and Senior Managing Officer of TMC 2013 Executive Vice President of TMC (important concurrent duties) Chairman of Toyota Motor Technical Center (China) Co., Ltd. Executive Vice Chairman of FAW Toyota Research & Development Co., Ltd.	10,000

Seiichi Sudo (April 21, 1951)	Executive Vice President, Member of the Board

1974 Joined TMC

2003 Managing Officer of TMC

2005 President of Toyota Motor Manufacturing North America, Inc.

2006 Toyota Motor Manufacturing North America, Inc. and Toyota Technical Center U.S.A., Inc. merged and became Toyota Motor Engineering & Manufacturing North America, Inc.

2006 President of Toyota Motor Engineering & Manufacturing North America, Inc.

2008 President of Toyota Motor Kyushu, Inc.

2008 Advisor of TMC

2008 Retired from Toyota Motor Engineering & Manufacturing North America, Inc. President

2010 Retired from Advisor of TMC

2012 Retired from Toyota Motor Kyushu, Inc. President

2012 Senior Managing Officer of TMC

2013 Executive Vice President of TMC

(important concurrent duties)

Chairman of Toyota Motor (Changshu) Auto Parts Co., Ltd.

			12,300

Mamoru Furuhashi (January 3, 1950)	Member of the Board	1973 Joined TMC 2003 Managing Officer of TMC 2007 Senior Managing Director of TMC 2011 Director and Senior Managing Officer of TMC 2013 Retired from Senior Managing Officer of TMC	30,305

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Kiyotaka Ise (March 2, 1955)	Member of the Board	1980 Joined TMC 2007 Managing Officer of TMC 2013 Senior Managing Officer of TMC 2013 Director and Senior Managing Officer of TMC (important concurrent duties) Chairman of Toyota Motorsport GmbH Corporate Auditor of TOKAI RIKA CO., LTD.	9,600

Koei Saga (February 1, 1951)	Member of the Board	1977 Joined TMC 2008 Managing Officer of TMC 2012 Senior Managing Officer of TMC 2013 Director and Senior Managing Officer of TMC (important concurrent duties) Corporate Auditor of JTEKT Corporation	6,300

Shigeki Terashi (February 16, 1955)	Member of the Board

1980 Joined TMC

2008 Managing Officer of TMC

2008 Executive Vice President of Toyota Motor Engineering & Manufacturing North America, Inc.

2011 President and COO of Toyota Motor Engineering & Manufacturing North America, Inc.

2012 President and CEO of Toyota Motor Engineering & Manufacturing North America, Inc.

2012 President and COO of Toyota Motor North America, Inc.

2013 Retired from Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO

2013 Retired from Toyota Motor North America, Inc. President and COO

2013 Senior Managing Officer of TMC

2013 Director and Senior Managing Officer of TMC

(important concurrent duties)

Vice President of Calty Design Research Inc.

			7,400

Yoshimasa Ishii (April 22, 1953)	Member of the Board	1976 Joined Toyota Motor Sales Co., Ltd. 2005 Managing Officer of TMC 2009 Senior Managing Director of TMC 2011 Senior Managing Officer of TMC 2013 Advisor of TMC 2013 President of Toyota Financial Services Corporation 2013 Director of TMC (important concurrent duties) President of Toyota Financial Services Corporation Chairman and CEO of Toyota Financial Service America	8,400

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Ikuo Uno (January 4, 1935)	Member of the Board

1959 Joined Nippon Life Insurance Company

1986 Director of Nippon Life Insurance Company

1988 Managing Director of Nippon Life Insurance Company

1992 Senior Managing Director of Nippon Life Insurance Company

1994 Vice President and Representative Director of Nippon Life Insurance Company

1997 President and Representative Director of Nippon Life Insurance Company

2005 Chairman and Representative Director of Nippon Life Insurance Company

2011 Advisor and Director of Nippon Life Insurance Company

2011 Advisor of Nippon Life Insurance Company

2013 Director of TMC

(important concurrent duties)

Advisor of Nippon Life Insurance Company

Outside Director of Fuji Kyuko Co., Ltd.

Outside Corporate Auditor of Odakyu Electric Railway Co., Ltd.

Outside Corporate Auditor of West Japan Railway Company

Outside Corporate Auditor of Tohoku Electric Power Co., Inc.

Outside Director of Panasonic Corporation

Outside Corporate Auditor of Sumitomo Mitsui Financial Group, Inc.

—

Haruhiko Kato (July 21, 1952)	Member of the Board	1975 Joined Ministry of Finance (Japan) 2007 Director of Taxation Bureau, Ministry of Finance (Japan) 2009 Director-General of National Tax Administration Agency 2010 Retired from National Tax Administration Agency Director-General 2011 Senior Managing Director of Japan Securities Depository Center, Inc. 2011 President and CEO of Japan Securities Depository Center, Inc. 2013 Director of TMC (important concurrent duties) President and CEO of Japan Securities Depository Center, Inc.	—

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Mark. T. Hogan (May 15, 1951)	Member of the Board	1973 Joined General Motors Corporation 2002 Vice President of General Motors Group 2004 Retired from General Motors Group Vice President 2004 President of Magna International Inc. 2007 Retired from Magna International Inc. President 2008 President and CEO of Vehicle Production Group LLC 2010 Retired from Vehicle Production Group LLC President and CEO 2010 President of Dewey Investments LLC 2013 Director of TMC (important concurrent duties) President of Dewey Investments LLC	—

Yoichiro Ichimaru (October 10, 1948)	Full-time Audit & Supervisory Board Member	1971 Joined Toyota Motor Sales Co., Ltd. 2001 Director of TMC 2003 Managing Officer of TMC 2005 Senior Managing Director of TMC 2009 Executive Vice President of TMC 2011 Audit & Supervisory Board Member of TMC	25,568

Masaki Nakatsugawa (January 29, 1953)	Full-time Audit & Supervisory Board Member	1976 Joined Toyota Motor Sales Co., Ltd. 2002 Dispatched to Toyota Motor Thailand Co., Ltd. 2004 General Manager for Accounting Div. of TMC 2006 Audit & Supervisory Board Member of TMC	5,800

Masahiro Kato (September 17, 1952)	Full-time Audit & Supervisory Board Member	1975 Joined TMC 2009 Toyota Motor (China) Investment Co., Ltd. President 2009 Managing Officer of TMC 2011 Retired from Toyota Motor (China) Investment Co., Ltd. President 2011 Audit & Supervisory Board Member of TMC	6,600

Yoichi Morishita (June 23, 1934)	Outside Audit & Supervisory Board Member

1957 Joined Matsushita Electric Industrial Co., Ltd.

1987 Director of the same

1989 Managing Director of the same

1990 Senior Managing Director of the same

1992 Executive Vice President of the same

1993 President of the same

2000 Chairman of the same

2006 Outside Audit & Supervisory Board Member of TMC

2006 Executive Advisor of Matsushita Electric Industrial Co., Ltd.

2008 Name of Matsushita Electric Industrial Co., Ltd. was changed to Panasonic Corporation

2008 Executive Advisor of Panasonic Corporation

2012 Special Corporate Advisor of Panasonic Corporation

(important concurrent duties)

Special Corporate Advisor of Panasonic Corporation

Outside Corporate Auditor of The Kansai Electric Power Co., Inc.

			—

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Akishige Okada (April 9, 1938)	Outside Audit & Supervisory Board Member

1963 Joined Mitsui Bank, Ltd.

1991 Director of Mitsui Taiyo Kobe Bank, Ltd.

1992 Director of Sakura Bank, Ltd.

1995 Managing Director of Sakura Bank, Ltd.

1996 Senior Managing Director of the same

1997 President of the same

2001 Chairman of Sumitomo Mitsui Banking Corporation

2002 Chairman of Sumitomo Mitsui Financial Group Inc. (concurrent)

2005 Retired from Chairman of Sumitomo Mitsui Financial Group Inc.

2005 Advisor of Sumitomo Mitsui Banking Corporation

2006 Outside Audit & Supervisory Board Member of TMC

2010 Honorary Advisor of Sumitomo Mitsui Banking Corporation

(important concurrent duties)

Honorary Advisor of Sumitomo Mitsui Banking Corporation

Outside Corporate Auditor of Mitsui Fudosan Co., Ltd.

Outside Director of Daicel Corporation

Outside Corporate Auditor of YOMIURI LAND CO., LTD.

—

Kunihiro Matsuo (September 13, 1942)	Outside Audit & Supervisory Board Member	2004 Supreme Public Prosecutors Office Prosecutor-General 2006 Retired from Supreme Public Prosecutors Office Prosecutor-General 2006 Registered as Attorney 2007 Outside Audit & Supervisory Board Member of TMC (important concurrent duties) Outside Corporate Auditor of MITSUI & CO., LTD. Outside Corporate Auditor of KOMATSU LTD. Outside Corporate Auditor of Tokyo Stock Exchange, Inc. Outside Corporate Auditor of BROTHER INDUSTRIES, LTD. Outside Director of Japan Exchange Group, Inc. Outside Corporate Auditor of Seven Bank, Ltd. Outside Corporate Auditor of TV TOKYO Holdings Corporation	—

Yoko Wake (November 18, 1947)	Outside Audit & Supervisory Board Member	1970 Joined the Fuji Bank, Limited 1973 Retired from the same 1977 Instructor of Faculty of Business and Commerce of Keio University 1982 Associate Professor of the same 1993 Professor of the same 2011 Outside Audit & Supervisory Board Member of TMC 2013 Professor Emeritus of Faculty of Business and Commerce of Keio University	—

None of the persons listed above was selected as director, audit & supervisory board member or member of senior management pursuant to an arrangement or understanding with Toyota’s major shareholders, customers, suppliers or others.

6.B COMPENSATION

The aggregate amount of remuneration, including bonuses but excluding stock options, accrued for all directors and audit & supervisory board members as a group by Toyota for services in all capacities during fiscal 2013 was approximately ¥1,533 million. Directors and audit & supervisory board members of Toyota Motor Corporation receive year-end bonuses, the aggregate amount of which is approved at Toyota Motor Corporation’s ordinary general shareholders’ meeting and is based on Toyota Motor Corporation’s financial performance for the fiscal year. The amounts of the bonuses paid to individual directors and audit & supervisory board members are then determined based upon discussions at a meeting of Toyota Motor Corporation’s board of directors and the meeting of audit & supervisory board members.

In addition to the above form of compensation, Toyota has enacted stock option plans every year from 2006 until 2010. Under the 2006 plan, Toyota issued to its directors and audit & supervisory board members stock acquisition rights to purchase 302,000 shares of common stock at an exercise price of ¥6,140 and with an expiration date of July 31, 2014. Under the 2007 plan, Toyota issued to its directors and audit & supervisory board members stock acquisition rights to purchase 322,000 shares of common stock at an exercise price of ¥7,278 and with an expiration date of July 31, 2015. Under the 2008 plan, Toyota issued to its directors and audit & supervisory board members stock acquisition rights to purchase 335,000 shares of common stock at an exercise price of ¥4,726 and with an expiration date of July 31, 2016. Under the 2009 plan, Toyota issued to its directors and audit & supervisory board members stock acquisition rights to purchase 440,000 shares of common stock at an exercise price of ¥4,193 and with an expiration date of July 31, 2017. Under the 2010 plan, Toyota issued to its directors stock acquisition rights to purchase 400,000 shares of common stock at an exercise price of ¥3,183 and with an expiration date of July 31, 2018. See “Share Ownership — Stock Options” for a more detailed discussion of Toyota’s stock option plans.

Toyota’s Annual Securities Report filed with the Kanto Local Bureau of Finance on June 24, 2013, contained the following information concerning compensation in fiscal 2013 on a consolidated basis for directors and audit & supervisory board members whose total compensation exceeded ¥100 million during such period:

- Fujio Cho, Director: ¥159 million (¥105 million in base compensation, ¥50 million in bonus, and ¥3 million in stock options)

- Takeshi Uchiyamada, Director: ¥111 million (¥79 million in base compensation ¥28 million in bonus, and ¥3 million in stock options)

- Akio Toyoda, Director: ¥184 million (¥100 million in base compensation, ¥81 million in bonus, and ¥3 million in stock options)

The amounts above were recorded as expenses in fiscal 2013. The stock options are the fair market value calculated based on certain conditions as of the grant date.

6.C BOARD PRACTICES

Toyota’s articles of incorporation provide for a board of directors of not more than 20 members and for not more than seven audit & supervisory board members. Shareholders elect the directors and audit & supervisory board members at the general shareholders’ meeting. The normal term of office of a director is one year and of an audit & supervisory board member is four years. Directors and audit & supervisory board members may serve any number of consecutive terms.

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

Under the Corporation Act and Toyota’s articles of incorporation, Toyota may, by a resolution of its board of directors, exempt Directors (including former Directors) from their liabilities to Toyota arising in connection with their failure to execute their duties within the limits stipulated by laws and regulations. In addition, Toyota may enter into a liability limitation agreement with each outside director which limits the maximum amount of their liabilities owed to Toyota arising in connection with their failure to execute their duties to an amount equal to the minimum liability limit amount prescribed in the laws and regulations.

Under the Corporation Act, Toyota must have at least three audit & supervisory board members. At least half of the audit & supervisory board members are required to be persons who have not been a Director, accounting counselor (or if an accounting counselor is a judicial person, a member of such judicial person who is in charge of its affairs), executive officer, general manager or employee of Toyota or any of its subsidiaries at any time during the past. The audit & supervisory board members may not at the same time be directors, accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person who is in charge of its affairs), executive officers, general managers or employees of Toyota or any of its subsidiaries. Together, these audit & supervisory board members form an audit & supervisory board. The audit & supervisory board members have the duty to examine the financial statements and business reports which are submitted by the board of directors to the general shareholders’ meeting. The audit & supervisory board members also monitor the administration of Toyota’s affairs by the directors. Audit & supervisory board members are not required to be, and Toyota’s audit & supervisory board members are not, certified public accountants. They are required to participate in meetings of the board of directors but are not entitled to vote.

Under the Corporation Act and Toyota’s articles of incorporation, Toyota may, by a resolution of its board of directors, exempt audit & supervisory board members (including former audit & supervisory board members) from their liabilities to Toyota arising in connection with their failure to execute their duties within the limits stipulated by laws and regulations. In addition, Toyota may enter into a liability limitation agreement with each outside audit & supervisory board member which limits the maximum amount of their liabilities owed to Toyota arising in connection with their failure to execute their duties to an amount equal to the minimum liability limit amount prescribed in the laws and regulations.

Toyota does not have a remuneration committee.

6.D EMPLOYEES

The total number of Toyota employees, on a consolidated basis, as reported in Toyota’s annual Japanese securities report filed with the Director of the Kanto Local Finance Bureau was 333,498 at March 31, 2013, 325,905 at March 31, 2012 and 317,716 at March 31, 2011. The following tables set forth a breakdown of persons employed by business segment and by geographic location at March 31, 2013.

Segment	Number of Employees	Location	Number of Employees
Automotive	293,020	Japan	196,498
Financial services	8,989	North America	40,313
All other	26,780	Europe	19,304
Unallocated	4,709	Asia	52,733
		Other*	24,650

Total company	333,498	Total company	333,498

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

Toyota’s average number of temporary employees on a consolidated basis was 83,190 during fiscal 2013.

6.E SHARE OWNERSHIP

For information on the number of shares of Toyota’s common stock held by each director and audit & supervisory board member as of June 2013, see “— Directors and Senior Management”. Each such director and audit & supervisory board member owns less than one percent of the issued and outstanding shares of common stock of Toyota. The shares held by each director and audit & supervisory board member do not include options that are exercisable for shares of Toyota’s common stock. For a description of these options, see “— Stock Options” below.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

Stock Options

Toyota enacted stock option plans every year from 2006 until 2010. Toyota will not enact any such plan after 2011. The plans for which stock options or stock acquisition rights are currently exercisable or will become exercisable in the future were approved by Toyota’s shareholders in June of 2006, 2007, 2008, 2009 and 2010. Under the 2006 plan, Toyota issued stock acquisition rights to purchase 3,176,000 shares of common stock to its directors and 580 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliated company. Under the 2007 plan, Toyota issued stock acquisition rights to purchase 3,264,000 shares of common stock to its directors and 579 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliated company. Under the 2008 plan, Toyota issued stock acquisition rights to purchase 3,494,000 shares of common stock to its directors and 597 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliated company. Under the 2009 plan, Toyota issued stock acquisition rights to purchase 3,492,000 shares of common stock to its directors and 615 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliated company. Under the 2010 plan, Toyota issued stock acquisition rights to purchase 3,600,000 shares of common stock to its directors and officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliated company.

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

The following table summarizes information for options and the incentive plan outstanding and exercisable at March 31, 2013:

	Outstanding				Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price	Weighted- average exercise price
(Yen)		(Yen)	(U.S. dollars)	(Years)		(Yen)	(U.S. dollars)
¥3,183 – 5,000	7,480,000	¥4,068	$43	4.31	7,480,000	¥4,068	$43
5,001 – 7,278	3,369,000	6,774	72	1.89	3,369,000	6,774	72

Toyota also has an employee stock ownership association in Japan for employees and full time and part time company advisors. Members of the employee stock ownership association set aside certain amounts from their monthly salary and bonuses to purchase Toyota’s common stock through the employee stock ownership association. As of March 31, 2013, the employee stock ownership association held 17,130,363 shares of Toyota’s common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

As of March 31, 2013, 3,447,997,492 shares of Toyota’s common stock were issued, out of which, 280,568,824 shares were treasury stock and 3,167,428,668 shares were outstanding. Beneficial ownership of Toyota’s common stock in the table below was prepared from information known to Toyota or that could be ascertained from public filings, including filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Financial Instruments and Exchange Law of Japan.

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

According to The Bank of New York Mellon, depositary for Toyota’s ADSs, as of March 31, 2013, 82,399,279 shares of Toyota’s common stock were held in the form of ADRs and there were 2,097 ADR holders of record in the United States. According to Toyota’s register of shareholders, as of March 31, 2013, there were

628,902 holders of common stock of record worldwide. As of March 31, 2013, there were 345 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 14.2% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

To the extent known to Toyota, Toyota is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

Toyota knows of no arrangements the operation of which may at a later time result in a change of control.

7.B RELATED PARTY TRANSACTIONS

Business Relationships

Toyota purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s affiliated companies accounted for by the equity method and those firms with which certain members of Toyota’s board of directors are affiliated. Toyota purchased materials, supplies and services from these affiliated entities in the amount of ¥4,020.1 billion in fiscal 2013. Toyota also sells its products and services to Toyota’s affiliated companies accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota sold products and services to these affiliated entities in the amount of ¥1,926.8 billion in fiscal 2013. See note 12 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with affiliated companies.

Loans

Toyota regularly has trade accounts and other receivables by, and accounts payable to, Toyota’s affiliated companies accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota had outstanding trade accounts and other receivables by these affiliated entities in the amount of ¥252.7 billion as of March 31, 2013. Toyota had outstanding trade accounts and other payables to these affiliated entities in the amount of ¥592.0 billion as of March 31, 2013.

Toyota, from time to time, provides short- to medium-term loans to its affiliated companies, as well as loans under a loan program established by certain subsidiaries to assist their executives and directors with the purchase of homes. As of March 31, 2013, an aggregate amount of ¥1.1 billion in loans was outstanding to its affiliated companies accounted for by the equity method. As of March 31, 2013, an aggregate amount of ¥26.5 billion in loans was outstanding to those of its affiliated companies not accounted for by the equity method, which are 20% to 50% owned by Toyota. As of March 31, 2013, the largest loan outstanding to any such affiliated company accounted for by the equity method was a loan of ¥1.0 billion at a fixed rate of 0.46%. Toyota believes that each of these loans was entered into in the ordinary course of business.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share		Price per ADS
	High	Low	High	Low
Fiscal Year Ended March 31,
2009	¥5,670	¥2,650	$106.74	$57.68
2010	4,200	3,270	91.78	67.90
2011	3,955	2,800	93.90	67.56
2012	3,635	2,330	87.15	60.37
2013	5,050	2,795	106.00	72.04

Financial Quarter Ended:
June 30, 2011	3,425	3,095	84.00	75.85
September 30, 2011	3,480	2,562	85.49	66.34
December 31, 2011	2,710	2,330	69.81	60.37

Fiscal Year Ended March 31,
March 31, 2012	3,635	2,553	87.15	67.27
June 30, 2012	3,640	2,885	86.98	73.90
September 30, 2012	3,300	2,795	83.73	72.04
December 31, 2012	4,015	2,873	93.36	74.27
March 31, 2013	5,050	4,030	106.00	93.20

Month Ended:
December 31, 2012	4,015	3,460	93.36	84.95
January 31, 2013	4,390	4,030	97.55	93.20
February 28, 2013	5,050	4,415	106.00	97.19
March 31, 2013	5,050	4,700	104.64	101.48
April 30, 2013	5,790	4,610	116.81	99.70
May 31, 2013	6,760	5,460	130.99	112.84

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

General

Toyota’s authorized number of shares as of March 31, 2013 was 10,000,000,000 shares, of which 3,447,997,492 shares were issued. Toyota does not issue share certificates for its shares. In accordance with the Corporation Act, the Book-Entry Transfer Act and Toyota’s articles of incorporation, Toyota’s shares are recorded or registered on (i) Toyota’s register of shareholders and (ii) transfer account books of the Japan Securities Depository Center, Inc. (“JASDEC”) which is a book-entry transfer institution and securities firms, banks or other account management institutions. The transfer of shares will generally become effective once the transfer is recorded in the transferee’s account. In order to assert shareholders’ rights against Toyota, a shareholder must generally have his or her name and address recorded or registered on Toyota’s register of shareholders. A shareholder can assert minority shareholders’ rights (shareholders’ rights for which Toyota has not set a record date) against Toyota if JASDEC provides an individual shareholder notice to Toyota upon the shareholder’s request. The shareholder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights.

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

Dividends

Dividends — General

Toyota normally pays dividends twice per year, including an interim dividend and a year-end dividend. Although Toyota’s articles of incorporation provide that retained earnings can be distributed as dividends pursuant to the resolution of its board of directors, Toyota’s board of directors recommends the payment of year-end dividends to shareholders and pledgees of record as of March 31 in each year. Year-end dividends are usually paid to the shareholders immediately following approval of the dividends at the general shareholders’ meeting, normally around the middle of June of each year. In addition to these year-end dividends, Toyota may pay interim dividends in the form of cash distributions from its distributable surplus to shareholders and pledgees of record as of September 30 in each year by resolution of its board of directors. Toyota normally pays the interim dividend in late November.

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

A holder of shares constituting one or more whole units is entitled to one vote per unit of shares subject to the limitations on voting rights set forth in this paragraph. In general, under the Corporation Act, a resolution can be adopted at a general shareholders’ meeting by a majority of the shares having voting rights represented at the meeting. The Corporation Act and Toyota’s articles of incorporation require a quorum for the election of directors and audit & supervisory board members of not less than one-third of the total number of outstanding shares having voting rights. Toyota’s shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder, the management of which is substantially under Toyota’s control as provided by an ordinance of the Ministry of Justice, either through the holding of voting rights or for any other reason, does not have voting rights.

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

The Corporation Act provides that a quorum of at least one-third of outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

(1)	any amendment of the articles of incorporation with certain exceptions in which a shareholders’ resolution is not required;

(2)	acquisition of its own shares from a specific party;

(3)	consolidation of shares;

(4)	any issue or transfer of its shares at a “specially favorable” price (or any issue of stock acquisition rights or bonds with stock acquisition rights at “specially favorable” conditions by Toyota) to any persons other than shareholders;

(5)	the removal of an audit & supervisory board member;

(6)	the exemption of liability of a director or audit & supervisory board member with certain exceptions;

(7)	a reduction of stated capital which meets certain requirements with certain exceptions;

(8)	a distribution of in-kind dividends which meets certain requirements;

(9)	dissolution, merger, or consolidation with certain exceptions in which a shareholders’ resolution is not required;

(10)	the transfer of the whole or a material part of the business;

(11)	the taking over of the entire business of any other corporation with certain exceptions in which a shareholders’ resolution is not required;

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

In general, the acquisition of shares of a Japanese company (such as the shares of capital stock of Toyota) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of capital stock of Toyota) for consideration exceeding ¥100 million to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer or the date of receipt of payment, whichever comes later, unless the transfer was made through a bank or financial instruments business operator licensed or registered under Japanese law.

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

This summary does not address any aspects of U.S. federal tax law other than income taxation, and does not discuss any aspects of Japanese tax law other than income taxation, as limited to national taxes, inheritance and gift taxation. This summary also does not cover any state or local, or non-U.S., non-Japanese tax considerations. Investors are urged to consult their tax advisors regarding the U.S. federal, state and local and Japanese and other tax consequences of acquiring, owning and disposing of shares of common stock or ADSs. In particular, where relevant, investors are urged to confirm their status as Eligible U.S. Holders with their tax advisors and to discuss with their tax advisors any possible consequences of their failure to qualify as Eligible U.S. Holders. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement, and in any related agreement, will be performed in accordance with its terms.

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

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is generally 20.42 percent, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock or ADSs of Toyota) to non-resident Holders, other than any individual shareholder who holds 3 percent or more of the total issued shares issued by the relevant Japanese corporation, the aforementioned 20.42 percent withholding tax rate is reduced to (i) 7.147 percent for dividends due and payable on or after January 1, 2013 but on or before December 31, 2013 and (ii) 15.315 percent for dividends due and payable on or after January 1, 2014. Due to the imposition of a special additional withholding tax (2.1 percent of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake, the original withholding tax rate of 7 percent, 15 percent and 20 percent, as applicable, is effectively increased, respectively, to 7.147 percent, 15.315 percent and 20.42 percent, during the period beginning on January 1, 2013 and ending on December 31, 2037.

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

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Toyota to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or if any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on shares of common stock by Toyota is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance through the withholding agent to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. In addition, a simplified special application filing procedure will be available for non-resident Holders to claim treaty benefits of exemption from or reduction of Japanese withholding tax, with respect to dividends paid on or after January 1, 2014. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits, together with other documents, two Application Forms (one before payment of dividends, the other within eight months after the recording date concerning such payment of dividends) to the Japanese tax authority. To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance, will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) by complying with a certain subsequent filing procedure. Toyota does not assume any responsibility to ensure withholding at the reduced rate, or exemption therefrom, for non-resident Holders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

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

Dividends received on shares and ADSs of certain foreign corporations by non-corporate U.S. investors may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. Dividends received by non-corporate U.S. Holders with respect to shares of common stock or ADSs of Toyota are expected to be eligible for these reduced rates of tax. U.S. Holders should consult their own tax advisors regarding the eligibility of such dividends for a reduced rate of tax.

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

Toyota does not believe that it was a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2013, and currently intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually and the application of the PFIC rules to a corporation such as Toyota (which among other things is engaged in leasing and financing through several subsidiaries) is not entirely clear, no assurances can be made regarding determination of its PFIC status in the current or any future taxable year. If Toyota is determined to be a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares of common stock or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate U.S. Holder receives from Toyota will not be eligible for the reduced U.S. federal income tax rates on dividends described above if Toyota is a PFIC either in the taxable year of the dividend or the preceding taxable year. If a U.S. Holder owns shares of common stock or ADSs in any taxable year in which Toyota is a PFIC, such U.S. Holder generally would be required to file Internal Revenue Service (“IRS”) Form 8621 (or other form specified by the U.S. Department of the Treasury) with the U.S. Holder’s U.S. federal income tax return in each year that Toyota is a PFIC. Toyota will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.

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

A description of Toyota’s accounting policies for derivative instruments is included in note 2 to the consolidated financial statements and further disclosure is provided in notes 20 and 26 to the consolidated financial statements.

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

Toyota uses a value-at-risk analysis (“VAR”) to evaluate its exposure to changes in foreign currency exchange rates. The VAR of the combined foreign exchange position represents a potential loss in pre-tax earnings that was estimated to be ¥87.9 billion and ¥99.1 billion at March 31, 2012 and 2013, respectively. Based on Toyota’s overall currency exposure (including derivative positions), the risk during fiscal 2013 to pre-tax cash flow from currency movements was on average ¥99.1 billion, with a high of ¥129.5 billion and a low of ¥78.1 billion.

The VAR was estimated by using a Monte Carlo Simulation Method and assumed 95% confidence level on the realization date and a 10-day holding period.

Interest Rate Risk

Toyota is subject to market risk from exposures to changes in interest rates based on its financing, investing and cash management activities. Toyota enters into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. The potential decrease in fair value resulting from a hypothetical 100 basis point upward shift in interest rates would be approximately ¥144.2 billion as of March 31, 2012 and ¥208.5 billion as of March 31, 2013.

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

Equity Price Risk

Toyota holds investments in various available-for-sale equity securities that are subject to price risk. The fair value of available-for-sale equity securities was ¥1,034.3 billion as of March 31, 2012 and ¥1,401.1 billion as of March 31, 2013. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥103.4 billion as of March 31, 2012 and ¥140.1 billion as of March 31, 2013.

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

Fees Incurred in Fiscal 2013

For fiscal 2013, Toyota received $200,000 from the Depositary for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls) and expenses relating to Toyota’s annual general shareholders’ meeting that are incurred with respect to Toyota’s ADR holders. The Depositary also paid Toyota’s continuing annual stock exchange listing fees.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) DISCLOSURE CONTROLS AND PROCEDURES

Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the fiscal 2013. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Form 20-F that Toyota files under the Exchange Act is accumulated and communicated to its management, including the chief executive officer and the principal accounting and financial officer, to allow timely decision regarding required disclosure. The disclosure controls and procedures also ensures that the Form 20-F that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Toyota’s Chairman of the Board and the Executive Vice President. Toyota’s disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. The Chairman of the Board and the Executive Vice President have concluded that Toyota’s disclosure controls and procedures are effective at the reasonable assurance level.

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

Toyota’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in “Internal Control — Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that Toyota’s internal control over financial reporting was effective as of March 31, 2013.

PricewaterhouseCoopers Aarata, an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Toyota’s internal control over financial reporting as of March 31, 2013, as stated in its report included herein.

(c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Toyota’s independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on the effectiveness of Toyota’s internal control over financial reporting. This report appears in Item 18.

(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in Toyota’s internal control over financial reporting during fiscal 2013 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Toyota maintains an audit & supervisory board system, in accordance with the Corporation Act. Toyota’s audit & supervisory board is comprised of seven audit & supervisory board members, four of whom are outside audit & supervisory board members. Each audit & supervisory board member has been appointed at Toyota’s shareholders’ meetings and has certain statutory powers independently, including auditing the business affairs and accounts of Toyota.

Toyota’s audit & supervisory board has determined that it does not have an “audit committee financial expert” serving on the audit & supervisory board. The qualifications for, and powers of, the audit & supervisory board member delineated in the Corporation Act are different from those anticipated for any audit committee financial expert. Audit & supervisory board members have the authority to be given reports from a certified public accountant or an accounting firm concerning audits, including technical accounting matters. At the same time, each audit & supervisory board member has the authority to consult internal and external experts on accounting matters. Each audit & supervisory board member must fulfill the requirements under Japanese laws and regulations and otherwise follow Japanese corporate governance practices and, accordingly, Toyota’s audit & supervisory board has confirmed that it is not necessarily in Toyota’s best interest to nominate as audit & supervisory board member a person who meets the definition of audit committee financial experts. Although Toyota does not have an audit committee financial expert on its audit & supervisory board, Toyota believes that Toyota’s current corporate governance system, taken as a whole, including the audit & supervisory board members’ ability to consult internal and external experts, is fully equivalent to a system having an audit committee financial expert on its audit & supervisory board.

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

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Aarata and the various network and member firms of PricewaterhouseCoopers to Toyota in fiscal 2012 and fiscal 2013.

	Yen in millions
	2012	2013
Audit Fees(1)	¥3,039	¥3,120
Audit-related Fees(2)	81	81
Tax Fees(3)	411	388
All Other Fees(4)	276	122

Total	¥3,807	¥3,711

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the services of annual audit, quarterly reviews and assessment and reviews of the effectiveness of internal controls over financial reporting of Toyota and its subsidiaries and affiliated companies; the services associated with SEC registration statements or other documents issued in connection with securities offerings such as comfort letters and consents; and consultations as to the accounting or disclosure treatment of transactions or events.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include services such as due diligence; agreed-upon or expanded audit procedures; internal control reviews and assistance; review of the information system; and financial statement audits of employee benefit plans.

(3)	Tax Fees include fees billed for tax compliance services, including services such as tax planning, advice and compliance of federal, state, local and international tax; the review of tax returns; assistance with tax audits and appeals; tax-only valuation services including transfer pricing and cost segregation studies; expatriate tax assistance and compliance.

(4)	All Other Fees primarily include fees billed for risk management advisory services of assessment and testing of security infrastructure controls; advisory services relating to establishment of a new subsidiary; assistance with continuing education and training; and services providing information related to automotive market conditions and sales networks.

Policies and Procedures of the Audit & Supervisory Board

Below is a summary of the current policies and procedures of the audit & supervisory board for the pre-approval of audit and permissible non-audit services performed by Toyota’s independent public accountants.

Under the policy, the Representative Directors submit a request for general pre-approval of audit and permissible non-audit services for the following fiscal year, which shall include details of the specific services and estimated fees for the services, to the audit & supervisory board, which reviews and determines whether or not to grant the request by the end of March of the fiscal year. Upon the general pre-approval of the audit & supervisory board, the Representative Directors are not required to obtain any specific pre-approval for audit and permissible non-audit services so long as those services fall within the scope of the general pre-approval provided.

The audit & supervisory board makes a further determination of whether or not to grant a request to revise the general pre-approval for the applicable fiscal year if such request is submitted by the Representative Directors. Such request may include (i) adding any audit or permissible non-audit services other than the ones listed in the general pre-approval and (ii) obtaining services that are listed in the general pre-approval but of which the total fee amount exceeds the amount affirmed by the general pre-approval. The determination of whether or not to grant a request to revise the general pre-approval noted in the foregoing may alternatively be made by an audit & supervisory board member (full time), who is designated in advance by a resolution of the audit & supervisory board, in which case such audit & supervisory board member (full time) shall report such decision at the next meeting of the audit & supervisory board. The performance of audit and permissible non-audit services and the payment of fees are subject to review by the audit & supervisory board at least once every fiscal half year.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Toyota does not have an audit committee. Toyota is relying on the general exemption contained in Rule 10A-3(c)(3) under the Exchange Act, which provides an exemption from the NYSE’s listing standards relating to audit committees for foreign companies like Toyota that have an audit & supervisory board. Toyota’s reliance on Rule 10A-3(c)(3) does not, in its opinion, materially adversely affect the ability of its audit & supervisory board to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of Toyota’s common stock by Toyota and its affiliated purchasers during fiscal 2013:

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share (Yen)(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1, 2012 – April 30, 2012	1,666	¥3,402.94	—	—
May 1, 2012 – May 31, 2012	733	3,187.69	—	—
June 1, 2012 – June 30, 2012	800	3,014.46	—	—
July 1, 2012 – July 31, 2012	1,564	3,099.45	—	—
August 1, 2012 – August 31, 2012	1,716	3,166.86	—	—
September 1, 2012 – September 30, 2012	1,567	3,175.44	—	—
October 1, 2012 – October 31, 2012	1,780	3,041.16	—	—
November 1, 2012 – November 30, 2012	1,897	3,251.14	—	—
December 1, 2012 – December 31, 2012	2,735	3,557.44	—	—
January 1, 2013 – January 31, 2013	3,959	4,152.68	—	—
February 1, 2013 – February 28, 2013	3,478	4,710.11	—	—
March 1, 2013 – March 31, 2013	4,190	4,875.81	—	—

Total	26,085	—	—	—

(1)	A portion of the above purchases were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Toyota to purchase shares that are a fraction of a unit, in accordance with Toyota’s share handling regulations. Toyota is required to comply with such requests pursuant to the Corporation Act. See “Additional Information — Memorandum and Articles of Association — Japanese Unit Share System”.

(2)	Toyota did not have any publicly announced plans or programs in place for fiscal 2013.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Significant Differences in Corporate Governance Practices between Toyota and U.S. Companies Listed on the NYSE

Pursuant to home country practices exemptions granted by the NYSE, Toyota is permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of the NYSE’s listing standards. The SEC approved changes to the NYSE’s listing standards related to corporate governance practices of listed companies (the “NYSE Corporate Governance Rules”) in November 2003, as further amended in November 2004. Toyota is exempt from the approved changes, except for requirements that (a) Toyota’s audit & supervisory board satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (b) Toyota must disclose significant differences in its corporate governance practices as compared to those followed by domestic companies under the NYSE listing standards, (c) Toyota’s principal executive officer must notify the NYSE in writing after any executive officer of Toyota becomes aware of any non-compliance with (a) and (b), and (d) Toyota must submit annual and interim written affirmations to the NYSE. Toyota’s corporate governance practices and those followed by domestic companies under the NYSE Corporate Governance Rules have the following significant differences:

1. Directors. Toyota currently does not have any directors who will be deemed an “independent director” as required under the NYSE Corporate Governance Rules for U.S. listed companies. Unlike the NYSE Corporate Governance Rules, the Corporation Act does not require Japanese companies with an audit & supervisory board such as Toyota to have any independent directors on its board of directors. While the NYSE Corporate Governance Rules require that the non-management directors of each listed company meet at regularly scheduled executive sessions without management, Toyota currently has no non-management director on its board of directors. Unlike the NYSE Corporate Governance Rules, the Corporation Act does not require, and accordingly Toyota does not have, an internal corporate organ or committee comprised solely of independent directors.

Toyota currently has three outside directors under the Corporation Act. Under the Corporation Act, an “outside” director is any person who is not, and was not at any time during the past, an executive director (a director who engages in the execution of business), executive officer, manager or employee of Toyota or its subsidiaries. Such qualifications for an “outside” director are different from the director independence requirements under the NYSE Corporate Governance Rules.

In addition, pursuant to the regulations of the Japanese stock exchanges, Toyota is required to have one or more “independent director(s)/audit & supervisory board member(s),” defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside audit & supervisory board members” (as defined under the Corporation Act), who are unlikely to have any conflicts of interests with Toyota’s general shareholders. Each of the outside directors of Toyota satisfies the “independent director/audit & supervisory board member” requirements under the regulations of the Japanese stock exchanges. The definition of “independent director/audit & supervisory board member” is different from that of the definition of independent director under the NYSE Corporate Governance Rules.

2. Committees. Under the Corporation Act, Toyota has elected to structure its corporate governance system as a company with audit & supervisory board members, who are under a statutory duty to monitor, review and report on the management of the affairs of Toyota. Toyota, as with other Japanese companies with an audit & supervisory board, does not have certain committees that are required of U.S. listed companies subject to the NYSE Corporate Governance Rules, including those that are responsible for director nomination, corporate governance and executive compensation.

Pursuant to the Corporation Act, Toyota’s board of directors nominates and submits a proposal for the appointment of directors for shareholder approval. The shareholders vote on such nomination at the general shareholders’ meeting. The Corporation Act requires that the respective limits or calculation formula, and kind (in case that the remuneration, bonus and any other benefits in compensation for the execution of duties (“remuneration, etc.”) are to be paid in other than cash) of remuneration, etc. to be paid to directors, and limits of remuneration, etc. to be paid to audit & supervisory board members, must be determined by a resolution of the general shareholders’ meeting, unless their remuneration, etc. is provided for in the articles of incorporation. The distribution of remuneration, etc. among each director is broadly delegated to the board of directors and the distribution of remuneration among each audit & supervisory board member is determined by consultation among the audit & supervisory board members.

3. Audit Committee. Toyota avails itself of paragraph (c)(3) of Rule 10A-3 of the Exchange Act, which provides a general exemption from the audit committee requirements to a foreign private issuer with an audit & supervisory board, subject to certain requirements which continue to be applicable under Rule 10A-3.

Pursuant to the requirements of the Corporation Act, Toyota elects its audit & supervisory board members through a resolution adopted at a general shareholders’ meeting. Toyota currently has seven audit & supervisory board members, which exceeds the minimum number of audit & supervisory board members required pursuant to the Corporation Act.

Unlike the NYSE Corporate Governance Rules, the Corporation Act, among others, does not require audit & supervisory board members to establish an expertise in accounting nor are they required to present other special knowledge and experience. Under the Corporation Act, the audit & supervisory board may determine the auditing policies and methods of investigating the conditions of Toyota’s business and assets, and may resolve other matters concerning the execution of the audit & supervisory board member’s duties. The audit & supervisory board also prepares auditors’ reports and gives consent to proposals of the nomination of audit & supervisory board members and accounting auditors.

Toyota currently has four outside audit & supervisory board members under the Corporation Act. Under the Corporation Act, at least half of the audit & supervisory board members must be “outside” audit & supervisory board members, which is any person who was not a director, accounting counselor (in the case that an accounting counselor is a legal entity, a member of such entity who is in charge of its affairs), executive officer, manager, or employee of Toyota or its subsidiaries at any time during the past. Such qualifications for an “outside” audit & supervisory board member are different from the audit committee independence requirement under the NYSE Corporate Governance Rules.

Each of the outside audit & supervisory board members of Toyota satisfies the “independent director/audit & supervisory board member” requirements under the regulations of the Japanese stock exchanges, as described above in “1. Directors.”

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

TOYOTA MOTOR CORPORATION

All financial statements schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Toyota Jidosha Kabushiki Kaisha

(“Toyota Motor Corporation”)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Toyota Motor Corporation and its subsidiaries at March 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Aarata

Nagoya, Japan

June 24, 2013

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Current assets
Cash and cash equivalents	¥1,679,200	¥1,718,297	$18,270
Time deposits	80,301	106,700	1,135
Marketable securities	1,181,070	1,445,663	15,371
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥13,004 million in 2012 and ¥15,875 million ($169 million) in 2013	1,999,827	1,971,659	20,964
Finance receivables, net	4,114,897	5,117,660	54,414
Other receivables	408,547	432,693	4,601
Inventories	1,622,282	1,715,786	18,243
Deferred income taxes	718,687	749,398	7,968
Prepaid expenses and other current assets	516,378	527,034	5,604

Total current assets	12,321,189	13,784,890	146,570

Noncurrent finance receivables, net	5,602,462	6,943,766	73,830

Investments and other assets
Marketable securities and other securities investments	4,053,572	5,176,582	55,041
Affiliated companies	1,920,987	2,103,283	22,363
Employees receivables	56,524	53,741	571
Other	460,851	569,816	6,059

Total investments and other assets	6,491,934	7,903,422	84,034

Property, plant and equipment
Land	1,243,261	1,303,611	13,861
Buildings	3,660,912	3,874,279	41,194
Machinery and equipment	9,094,399	9,716,180	103,308
Vehicles and equipment on operating leases	2,575,353	3,038,011	32,302
Construction in progress	275,357	291,539	3,100

Total property, plant and equipment, at cost	16,849,282	18,223,620	193,765
Less - Accumulated depreciation	(10,613,902)	(11,372,381)	(120,918)

Total property, plant and equipment, net	6,235,380	6,851,239	72,847

Total assets	¥30,650,965	¥35,483,317	$377,281

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Current liabilities
Short-term borrowings	¥3,450,649	¥4,089,528	$43,482
Current portion of long-term debt	2,512,620	2,704,428	28,755
Accounts payable	2,242,583	2,113,778	22,475
Other payables	629,093	721,065	7,667
Accrued expenses	1,828,523	2,185,537	23,238
Income taxes payable	133,778	156,266	1,662
Other current liabilities	984,328	941,918	10,015

Total current liabilities	11,781,574	12,912,520	137,294

Long-term liabilities
Long-term debt	6,042,277	7,337,824	78,020
Accrued pension and severance costs	708,402	766,112	8,146
Deferred income taxes	908,883	1,385,927	14,736
Other long-term liabilities	143,351	308,078	3,276

Total long-term liabilities	7,802,913	9,797,941	104,178

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value, authorized: 10,000,000,000 shares in 2012 and 2013; issued: 3,447,997,492 shares in 2012 and 2013	397,050	397,050	4,222
Additional paid-in capital	550,650	551,040	5,859
Retained earnings	11,917,074	12,689,206	134,920
Accumulated other comprehensive income (loss)	(1,178,833)	(356,123)	(3,787)
Treasury stock, at cost, 281,187,739 shares in 2012 and 280,568,824 shares in 2013	(1,135,680)	(1,133,138)	(12,048)

Total Toyota Motor Corporation shareholders’ equity	10,550,261	12,148,035	129,166

Noncontrolling interests	516,217	624,821	6,643

Total shareholders’ equity	11,066,478	12,772,856	135,809

Commitments and contingencies
Total liabilities and shareholders’ equity	¥30,650,965	¥35,483,317	$377,281

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2011	2012	2013	2013
Net revenues
Sales of products	¥17,820,520	¥17,511,916	¥20,914,150	$222,373
Financing operations	1,173,168	1,071,737	1,150,042	12,228

Total net revenues	18,993,688	18,583,653	22,064,192	234,601

Costs and expenses
Cost of products sold	15,985,783	15,795,918	18,010,569	191,500
Cost of financing operations	629,543	592,646	630,426	6,703
Selling, general and administrative	1,910,083	1,839,462	2,102,309	22,353

Total costs and expenses	18,525,409	18,228,026	20,743,304	220,556

Operating income	468,279	355,627	1,320,888	14,045

Other income (expense)
Interest and dividend income	90,771	99,865	98,673	1,049
Interest expense	(29,318)	(22,922)	(22,967)	(244)
Foreign exchange gain, net	14,305	37,105	5,551	59
Other income (loss), net	19,253	(36,802)	1,504	16

Total other income (expense)	95,011	77,246	82,761	880

Income before income taxes and equity in earnings of affiliated companies	563,290	432,873	1,403,649	14,925

Provision for income taxes	312,821	262,272	551,686	5,866
Equity in earnings of affiliated companies	215,016	197,701	231,519	2,461

Net income	465,485	368,302	1,083,482	11,520

Less: Net income attributable to noncontrolling interests	(57,302)	(84,743)	(121,319)	(1,290)

Net income attributable to Toyota Motor Corporation	¥408,183	¥283,559	¥962,163	$10,230

	Yen			U.S. dollars
Net income attributable to Toyota Motor Corporation per share
- Basic	¥130.17	¥90.21	¥303.82	$3.23

- Diluted	¥130.16	¥90.20	¥303.78	$3.23

Cash dividends per share	¥50.00	¥50.00	¥90.00	$0.96

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2011	2012	2013	2013
Net income	¥465,485	¥368,302	¥1,083,482	$11,520
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(299,578)	(93,292)	461,754	4,910
Unrealized gains (losses) on securities, net of reclassification adjustments	(27,657)	131,794	374,209	3,979
Pension liability adjustments	11,454	(65,110)	14,711	156

Total other comprehensive income (loss)	(315,781)	(26,608)	850,674	9,045

Comprehensive income	149,704	341,694	1,934,156	20,565

Less: Comprehensive income attributable to noncontrolling interests	(39,407)	(85,744)	(149,283)	(1,587)

Comprehensive income attributable to Toyota Motor Corporation	¥110,297	¥255,950	¥1,784,873	$18,978

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2010	¥397,050	¥501,331	¥11,568,602	¥(846,835)	¥(1,260,425)	¥10,359,723	¥570,720	¥10,930,443

Equity transaction with noncontrolling interests and other		2,310				2,310	5,183	7,493
Issuance during the year		2,119				2,119		2,119
Comprehensive income
Net income			408,183			408,183	57,302	465,485
Other comprehensive income (loss)
Foreign currency translation adjustments				(287,613)		(287,613)	(11,965)	(299,578)
Unrealized gains (losses) on securities, net of reclassification adjustments				(26,058)		(26,058)	(1,599)	(27,657)
Pension liability adjustments				15,785		15,785	(4,331)	11,454

Total comprehensive income						110,297	39,407	149,704

Dividends paid to Toyota Motor Corporation shareholders			(141,120)			(141,120)		(141,120)
Dividends paid to noncontrolling interests							(27,657)	(27,657)
Purchase and reissuance of common stock					(958)	(958)		(958)

Balances at March 31, 2011	¥397,050	¥505,760	¥11,835,665	¥(1,144,721)	¥(1,261,383)	¥10,332,371	¥587,653	¥10,920,024

Equity transaction with noncontrolling interests and other		43,311	(45,365)	(6,503)	125,819	117,262	(119,824)	(2,562)
Issuance during the year		1,483				1,483		1,483
Comprehensive income
Net income			283,559			283,559	84,743	368,302
Other comprehensive income (loss)
Foreign currency translation adjustments				(87,729)		(87,729)	(5,563)	(93,292)
Unrealized gains (losses) on securities, net of reclassification adjustments				129,328		129,328	2,466	131,794
Pension liability adjustments				(69,208)		(69,208)	4,098	(65,110)

Total comprehensive income						255,950	85,744	341,694

Dividends paid to Toyota Motor Corporation shareholders			(156,785)			(156,785)		(156,785)
Dividends paid to noncontrolling interests							(37,356)	(37,356)
Purchase and reissuance of common stock		96			(116)	(20)		(20)

Balances at March 31, 2012	¥397,050	¥550,650	¥11,917,074	¥(1,178,833)	¥(1,135,680)	¥10,550,261	¥516,217	¥11,066,478

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2012	¥397,050	¥550,650	¥11,917,074	¥(1,178,833)	¥(1,135,680)	¥10,550,261	¥516,217	¥11,066,478

Equity transaction with noncontrolling interests and other		675				675	4,961	5,636
Issuance during the year
Comprehensive income
Net income			962,163			962,163	121,319	1,083,482
Other comprehensive income (loss)
Foreign currency translation adjustments				434,638		434,638	27,116	461,754
Unrealized gains (losses) on securities, net of reclassification adjustments				368,507		368,507	5,702	374,209
Pension liability adjustments				19,565		19,565	(4,854)	14,711

Total comprehensive income						1,784,873	149,283	1,934,156

Dividends paid to Toyota Motor Corporation shareholders			(190,008)			(190,008)		(190,008)
Dividends paid to noncontrolling interests							(45,640)	(45,640)
Purchase and reissuance of common stock		(285)	(23)		2,542	2,234		2,234

Balances at March 31, 2013	¥397,050	¥551,040	¥12,689,206	¥(356,123)	¥(1,133,138)	¥12,148,035	¥624,821	¥12,772,856

	U.S. dollars in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2012	$4,222	$5,855	$126,710	$(12,535)	$(12,075)	$112,177	$5,489	$117,666

Equity transaction with noncontrolling interests and other		7				7	53	60
Issuance during the year
Comprehensive income
Net income			10,230			10,230	1,290	11,520
Other comprehensive income (loss)
Foreign currency translation adjustments				4,622		4,622	288	4,910
Unrealized gains (losses) on securities, net of reclassification adjustments				3,918		3,918	61	3,979
Pension liability adjustments				208		208	(52)	156

Total comprehensive income						18,978	1,587	20,565

Dividends paid to Toyota Motor Corporation shareholders			(2,020)			(2,020)		(2,020)
Dividends paid to noncontrolling interests							(486)	(486)
Purchase and reissuance of common stock		(3)	(0)		27	24		24

Balances at March 31, 2013	$4,222	$5,859	$134,920	$(3,787)	$(12,048)	$129,166	$6,643	$135,809

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2011	2012	2013	2013
Cash flows from operating activities
Net income	¥465,485	¥368,302	¥1,083,482	$11,520
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,175,573	1,067,830	1,105,109	11,750
Provision for doubtful accounts and credit losses	4,140	9,623	27,367	291
Pension and severance costs, less payments	(23,414)	16,711	(20,429)	(217)
Losses on disposal of fixed assets	36,214	33,528	32,221	343
Unrealized losses on available-for-sale securities, net	7,915	53,831	2,104	22
Deferred income taxes	85,710	6,395	160,008	1,701
Equity in earnings of affiliated companies	(215,016)	(197,701)	(231,519)	(2,461)
Changes in operating assets and liabilities, and other
(Increase) decrease in accounts and notes receivable	421,423	(585,464)	(168,260)	(1,789)
(Increase) decrease in inventories	51,808	(344,923)	50,483	537
(Increase) decrease in other current assets	38,307	(180,529)	(47,033)	(500)
Increase (decrease) in accounts payable	(406,210)	756,363	(209,284)	(2,225)
Increase (decrease) in accrued income taxes	(40,629)	20,943	22,127	235
Increase in other current liabilities	239,319	316,366	280,083	2,978
Other	183,384	111,160	364,857	3,879

Net cash provided by operating activities	2,024,009	1,452,435	2,451,316	26,064

Cash flows from investing activities
Additions to finance receivables	(8,438,785)	(8,333,248)	(10,004,928)	(106,379)
Collection of finance receivables	7,934,364	8,007,711	9,063,011	96,364
Proceeds from sales of finance receivables	69,576	53,999	39,845	424
Additions to fixed assets excluding equipment leased to others	(629,326)	(723,537)	(854,561)	(9,086)
Additions to equipment leased to others	(1,061,865)	(808,545)	(1,119,591)	(11,904)
Proceeds from sales of fixed assets excluding equipment leased to others	51,342	36,633	39,191	417
Proceeds from sales of equipment leased to others	486,695	431,313	533,441	5,672
Purchases of marketable securities and security investments	(4,421,807)	(3,173,634)	(3,412,423)	(36,283)
Proceeds from sales of marketable securities and security investments	189,037	162,160	35,178	374
Proceeds upon maturity of marketable securities and security investments	3,527,119	2,694,665	2,633,913	28,005
Payment for additional investments in affiliated companies, net of cash acquired	(299)	(147)	16,216	172
Changes in investments and other assets, and other	177,605	209,972	3,396	36

Net cash used in investing activities	¥(2,116,344)	¥(1,442,658)	¥(3,027,312)	$(32,188)

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2011	2012	2013	2013
Cash flows from financing activities
Proceeds from issuance of long-term debt	¥2,931,436	¥2,394,807	¥3,191,223	$33,931
Payments of long-term debt	(2,489,632)	(2,867,572)	(2,682,136)	(28,518)
Increase in short-term borrowings	162,260	311,651	201,261	2,139
Dividends paid	(141,120)	(156,785)	(190,008)	(2,020)
Purchase of common stock, and other	(28,617)	(37,448)	(43,098)	(458)

Net cash provided by (used in) financing activities	434,327	(355,347)	477,242	5,074

Effect of exchange rate changes on cash and cash equivalents	(127,029)	(55,939)	137,851	1,466

Net increase (decrease) in cash and cash equivalents	214,963	(401,509)	39,097	416
Cash and cash equivalents at beginning of year	1,865,746	2,080,709	1,679,200	17,854

Cash and cash equivalents at end of year	¥2,080,709	¥1,679,200	¥1,718,297	$18,270

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

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliated companies are translated into Japanese yen at appropriate year-end current exchange rates and all income and expense accounts of those subsidiaries are translated at the average exchange rates for each period. The foreign currency translation adjustments are included as a component of accumulated other comprehensive income.

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

Other costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥308,903 million, ¥304,713 million and ¥330,870 million ($3,518 million) for the years ended March 31, 2011, 2012 and 2013, respectively.

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

In addition to product warranties above, Toyota accrues for costs of recalls and other safety measures based on management’s estimates when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. Toyota employs an estimation model, to accrue at the time of vehicle sale, an amount that represents management’s best estimate of expenses related to future recalls and other safety measures. The estimation model for recalls and other safety measures takes into account Toyota’s historical experience of recalls and other safety measures.

Litigation liabilities are established to cover probable losses on various lawsuits based on the information currently available. Attorneys’ fees are expensed as incurred.

Research and development costs are expensed as incurred. Research and development costs were ¥730,340 million, ¥779,806 million and ¥807,454 million ($8,585 million) for the years ended March 31, 2011, 2012 and 2013, respectively.

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

Marketable securities -

Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income in shareholders’ equity, net of applicable taxes. Individual securities classified as available-for-sale are reduced to net realizable value for other-than-temporary declines in market value. In determining if a decline in value is other-than-temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota’s ability and intent to retain its investment in the company for a period of time sufficient to allow for any anticipated recovery in market value. Realized gains and losses, which are determined on the average-cost method, are reflected in the consolidated statements of income when realized.

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

Finance receivables -

Finance receivables recorded on Toyota’s consolidated balance sheets are comprised of the unpaid principal balance, plus accrued interest, less charge-offs, net of any unearned income and deferred origination costs and the allowance for credit losses. Deferred origination costs are amortized so as to approximate a level rate of return over the term of the related contracts.

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

As of March 31, 2012 and 2013, finance receivables on nonaccrual status were as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Retail	¥2,822	¥4,443	$47
Finance leases	958	1,135	12
Wholesale	5,485	1,985	21
Real estate	11,736	4,354	46
Working capital	37	70	1

	¥21,038	¥11,987	$127

As of March 31, 2012 and 2013, finance receivables past due over 90 days and still accruing were as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Retail	¥24,263	¥18,442	$196
Finance leases	7,674	3,464	37

	¥31,937	¥21,906	$233

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories -

Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” (“LIFO”) basis. Inventories valued on the LIFO basis totaled ¥220,582 million and ¥220,082 million ($2,340 million) at March 31, 2012 and 2013, respectively. Had the “first-in, first-out” basis been used for those companies using the LIFO basis, inventories would have been ¥56,799 million and ¥66,979 million ($712 million) higher than reported at March 31, 2012 and 2013, respectively.

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

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Derivative financial instruments -

Toyota employs derivative financial instruments, including forward foreign currency exchange contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. All derivative financial instruments are recorded on the consolidated balance sheets at fair value, taking into consideration the effects of legally enforceable master netting agreements that allow us to net settle positive and negative positions and offset cash collateral held with the same counterparty on a net basis. Toyota does not use derivatives for speculation or trading purposes. Changes in the fair value of derivatives are recorded each period in current earnings or through other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized currently in operations.

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

Other comprehensive income -

Other comprehensive income refers to revenues, expenses, gains and losses that, under U.S.GAAP are included in comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders’ equity. Toyota’s other comprehensive income is primarily comprised of unrealized gains/losses on marketable securities designated as available-for-sale, foreign currency translation adjustments and adjustments attributed to pension liabilities associated with Toyota’s defined benefit pension plans.

Accounting changes -

In June 2011, FASB issued updated guidance on the presentation of comprehensive income. This guidance requires to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statements of comprehensive income or in two separate but consecutive statements. Toyota adopted this guidance from the interim period within the fiscal year, begun after December 15, 2011. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

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

In February 2013, FASB issued updated guidance on the presentation of items reclassified out of accumulated other comprehensive income. This guidance requires to present, either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified out of each component of accumulated other comprehensive income based on its source. This guidance is effective for fiscal year beginning on or after December 15, 2012, and for interim period within the fiscal year. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

Reclassifications -

Certain prior year amounts have been reclassified to conform to the presentations as of and for the year ended March 31, 2013.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥94.05 = U.S. $1, the approximate current exchange rate at March 31, 2013, was used for the translation of the accompanying consolidated financial amounts of Toyota as of and for the year ended March 31, 2013.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Supplemental cash flow information:

Cash payments for income taxes were ¥211,487 million, ¥282,440 million and ¥331,007 million ($3,519 million) for the years ended March 31, 2011, 2012 and 2013, respectively. Interest payments during the years ended March 31, 2011, 2012 and 2013 were ¥382,903 million, ¥365,109 million and ¥325,575 million ($3,462 million), respectively.

Capital lease obligations of ¥10,478 million, ¥5,847 million and ¥3,749 million ($40 million) were incurred for the years ended March 31, 2011, 2012 and 2013, respectively.

5. Acquisitions and dispositions:

During the years ended March 31, 2011, 2012 and 2013, Toyota made several acquisitions and dispositions, however the assets and liabilities acquired or transferred were not material.

6. Marketable securities and other securities investments:

Marketable securities and other securities investments include public and corporate bonds and common stocks for which the aggregate cost, gross unrealized gains and losses and fair value are as follows:

	Yen in millions
	March 31, 2012
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Public and corporate bonds	¥3,606,290	¥74,357	¥51,147	¥3,629,500
Common stocks	605,889	444,073	15,643	1,034,319
Other	449,393	19,974	11	469,356

Total	¥4,661,572	¥538,404	¥66,801	¥5,133,175

Securities not practicable to determine fair value
Public and corporate bonds	¥22,047
Common stocks	79,420

Total	¥101,467

	Yen in millions
	March 31, 2013
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Public and corporate bonds	¥4,350,942	¥211,070	¥8,866	¥4,553,146
Common stocks	599,371	804,405	2,593	1,401,183
Other	537,272	31,416	2	568,686

Total	¥5,487,585	¥1,046,891	¥11,461	¥6,523,015

Securities not practicable to determine fair value
Public and corporate bonds	¥20,148
Common stocks	79,082

Total	¥99,230

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	U.S. dollars in millions
	March 31, 2013
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Public and corporate bonds	$46,262	$2,244	$94	$48,412
Common stocks	6,373	8,553	28	14,898
Other	5,713	334	0	6,047

Total	$58,348	$11,131	$122	$69,357

Securities not practicable to determine fair value
Public and corporate bonds	$214
Common stocks	841

Total	$1,055

Public and corporate bonds included in available-for-sale represent 60% of Japanese bonds, and 40% of U.S., European and other bonds as of March 31, 2012, and 49% of Japanese bonds, and 51% of U.S., European and other bonds as of March 31, 2013. Listed stocks on the Japanese stock markets represent 83% and 85% of common stocks which are included in available-for-sale as of March 31, 2012 and 2013, respectively. Public and corporate bonds include primarily government bonds, and “Other” includes primarily investment trusts.

Unrealized losses continuing over a 12 month period or more in the aggregate were not material at March 31, 2012 and 2013.

As of March 31, 2012 and 2013, maturities of public and corporate bonds and other included in available-for-sale are mainly from 1 to 10 years.

Proceeds from sales of available-for-sale securities were ¥189,037 million, ¥162,160 million and ¥35,178 million ($374 million) for the years ended March 31, 2011, 2012 and 2013, respectively. On those sales, gross realized gains were ¥8,974 million, ¥4,822 million and ¥1,048 million ($11 million) and gross realized losses were ¥87 million, ¥15 million and ¥31 million ($0 million), respectively.

During the years ended March 31, 2011, 2012 and 2013, Toyota recognized impairment losses on available-for-sale securities of ¥7,915 million, ¥53,831 million and ¥2,104 million ($22 million), respectively, which are included in “Other income (loss), net” in the accompanying consolidated statements of income.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Finance receivables:

Finance receivables consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Retail	¥7,248,793	¥9,047,782	$96,202
Finance leases	955,430	1,029,887	10,950
Wholesale and other dealer loans	2,033,954	2,615,728	27,812

	10,238,177	12,693,397	134,964
Deferred origination costs	105,533	135,398	1,439
Unearned income	(494,123)	(628,340)	(6,681)
Allowance for credit losses
Retail	(77,353)	(83,858)	(892)
Finance leases	(30,637)	(28,928)	(307)
Wholesale and other dealer loans	(24,238)	(26,243)	(279)

Total allowance for credit losses	(132,228)	(139,029)	(1,478)

Total finance receivables, net	9,717,359	12,061,426	128,244
Less - Current portion	(4,114,897)	(5,117,660)	(54,414)

Noncurrent finance receivables, net	¥5,602,462	¥6,943,766	$73,830

Finance receivables were geographically distributed as follows: in North America 58.1%, in Japan 12.0%, in Europe 10.3%, in Asia 7.1% and in Other 12.5% as of March 31, 2012, and in North America 57.6%, in Europe 10.0%, in Japan 9.9%, in Asia 9.5% and in Other 13.0% as of March 31, 2013.

The contractual maturities of retail receivables, the future minimum lease payments on finance leases and the contractual maturities of wholesale and other dealer loans at March 31, 2013 are summarized as follows:

	Yen in millions			U.S. dollars in millions
Years ending March 31,	Retail	Finance leases	Wholesale and other dealer loans	Retail	Finance leases	Wholesale and other dealer loans
2014	¥3,032,542	¥285,324	¥2,040,442	$32,244	$3,034	$21,695
2015	2,218,871	192,978	149,091	23,593	2,052	1,585
2016	1,721,430	162,639	115,640	18,303	1,729	1,230
2017	1,127,558	65,767	125,180	11,989	699	1,331
2018	609,255	29,716	119,497	6,478	316	1,271
Thereafter	338,126	6,447	65,878	3,595	69	700

	¥9,047,782	¥742,871	¥2,615,728	$96,202	$7,899	$27,812

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finance leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Minimum lease payments	¥688,642	¥742,871	$7,899
Estimated unguaranteed residual values	266,788	287,016	3,051

	955,430	1,029,887	10,950
Deferred origination costs	3,722	3,577	38
Less - Unearned income	(90,887)	(87,537)	(931)
Less - Allowance for credit losses	(30,637)	(28,928)	(307)

Finance leases, net	¥837,628	¥916,999	$9,750

Toyota is exposed to credit risk on Toyota’s finance receivables. Credit risk is the risk of loss arising from the failure of customers or dealers to meet the terms of their contracts with Toyota or otherwise fail to perform as agreed. Toyota estimates allowance for credit losses by variety of credit-risk evaluation process to cover probable and estimable losses above.

The table below shows the amount of the finance receivables segregated into aging categories based on the number of days outstanding as of March 31, 2012 and 2013:

	Yen in millions
	March 31, 2012
	Retail	Finance leases	Wholesale	Real estate	Working capital
Current	¥7,146,365	¥939,345	¥923,642	¥535,296	¥574,671
31-60 days past due	64,314	5,766	3	—	70
61-90 days past due	13,851	2,645	—	—	—
Over 90 days past due	24,263	7,674	53	98	121

Total	¥7,248,793	¥955,430	¥923,698	¥535,394	¥574,862

	Yen in millions
	March 31, 2013
	Retail	Finance leases	Wholesale	Real estate	Working capital
Current	¥8,923,588	¥1,021,074	¥1,305,953	¥658,114	¥651,553
31-60 days past due	84,354	3,106	45	63	—
61-90 days past due	17,312	1,661	—	—	—
Over 90 days past due	22,528	4,046	—	—	—

Total	¥9,047,782	¥1,029,887	¥1,305,998	¥658,177	¥651,553

	U.S. dollars in millions
	March 31, 2013
	Retail	Finance leases	Wholesale	Real estate	Working capital
Current	$94,881	$10,857	$13,886	$6,997	$6,928
31-60 days past due	897	33	0	1	—
61-90 days past due	184	17	—	—	—
Over 90 days past due	240	43	—	—	—

Total	$96,202	$10,950	$13,886	$6,998	$6,928

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below show the recorded investment for each credit quality of the finance receivable within the wholesale and other dealer loan receivables portfolio segment in the United States and other regions as of March 31, 2012 and 2013:

United States

The wholesale and other dealer loan receivables portfolio segment is primarily segregated into credit qualities below based on internal risk assessments by dealers.

Performing: Account not classified as either Credit Watch, At Risk or Default

Credit Watch: Account designated for elevated attention

At Risk:	Account where there is an increased likelihood that default may exist based on qualitative and quantitative factors
Default:	Account is not currently meeting contractual obligations or we have temporarily waived certain contractual requirements

	Yen in millions
	March 31, 2012
	Wholesale	Real estate	Working capital	Total
Performing	¥513,632	¥307,867	¥116,871	¥938,370
Credit Watch	55,513	38,382	5,014	98,909
At Risk	6,394	12,157	618	19,169
Default	466	30	423	919

Total	¥576,005	¥358,436	¥122,926	¥1,057,367

	Yen in millions
	March 31, 2013
	Wholesale	Real estate	Working capital	Total
Performing	¥720,308	¥373,176	¥152,048	¥1,245,532
Credit Watch	93,643	54,801	7,485	155,929
At Risk	3,114	2,651	2,641	8,406
Default	106	131	193	430

Total	¥817,171	¥430,759	¥162,367	¥1,410,297

	U.S. dollars in millions
	March 31, 2013
	Wholesale	Real estate	Working capital	Total
Performing	$7,659	$3,968	$1,616	$13,243
Credit Watch	996	583	80	1,659
At Risk	33	28	28	89
Default	1	1	2	4

Total	$8,689	$4,580	$1,726	$14,995

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

	Yen in millions
	March 31, 2012
	Wholesale	Real estate	Working capital	Total
Performing	¥330,264	¥170,886	¥451,505	¥952,655
Default	17,429	6,072	431	23,932

Total	¥347,693	¥176,958	¥451,936	¥976,587

	Yen in millions
	March 31, 2013
	Wholesale	Real estate	Working capital	Total
Performing	¥485,464	¥225,808	¥488,679	¥1,199,951
Default	3,363	1,610	507	5,480

Total	¥488,827	¥227,418	¥489,186	¥1,205,431

	U.S. dollars in millions
	March 31, 2013
	Wholesale	Real estate	Working capital	Total
Performing	$5,161	$2,401	$5,196	$12,758
Default	36	17	6	59

Total	$5,197	$2,418	$5,202	$12,817

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below summarize information about impaired finance receivables:

	Yen in millions
	Recorded investment		Unpaid principal balance		Individually evaluated allowance
	March 31,		March 31,		March 31,
	2012	2013	2012	2013	2012	2013
Impaired account balances individually evaluated for impairment with an allowance:
Wholesale	¥8,105	¥11,967	¥8,105	¥11,967	¥2,716	¥1,450
Real estate	16,429	6,726	16,429	6,726	4,252	1,721
Working capital	995	5,246	995	5,246	573	3,691

Total	¥25,529	¥23,939	¥25,529	¥23,939	¥7,541	¥6,862

Impaired account balances individually evaluated for impairment without an allowance:
Wholesale	¥14,015	¥6,236	¥14,015	¥6,236
Real estate	15	9,165	15	9,165
Working capital	38	496	38	496

Total	¥14,068	¥15,897	¥14,068	¥15,897

Impaired account balances aggregated and evaluated for impairment:
Retail	¥42,438	¥40,487	¥41,790	¥39,797
Finance leases	325	103	180	85

Total	¥42,763	¥40,590	¥41,970	¥39,882

Total impaired account balances:
Retail	¥42,438	¥40,487	¥41,790	¥39,797
Finance leases	325	103	180	85
Wholesale	22,120	18,203	22,120	18,203
Real estate	16,444	15,891	16,444	15,891
Working capital	1,033	5,742	1,033	5,742

Total	¥82,360	¥80,426	¥81,567	¥79,718

	Yen in millions
	Average impaired finance receivables		Interest income recognized
	For the years ended March 31,		For the years ended March 31,
	2012	2013	2012	2013
Total impaired account balances:
Retail	¥44,362	¥39,616	¥3,700	¥3,056
Finance leases	279	161	7	1
Wholesale	18,734	20,618	79	166
Real estate	16,137	15,574	395	415
Working capital	2,592	3,820	79	83

Total	¥82,104	¥79,789	¥4,260	¥3,721

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	U.S. dollars in millions
	March 31, 2013
	Recorded investment	Unpaid principal balance	Individually evaluated allowance
Impaired account balances individually evaluated for impairment with an allowance:
Wholesale	$127	$127	$16
Real estate	72	72	18
Working capital	56	56	39

Total	$255	$255	$73

Impaired account balances individually evaluated for impairment without an allowance:
Wholesale	$67	$67
Real estate	97	97
Working capital	5	5

Total	$169	$169

Impaired account balances aggregated and evaluated for impairment:
Retail	$430	$423
Finance leases	1	1

Total	$431	$424

Total impaired account balances:
Retail	$430	$423
Finance leases	1	1
Wholesale	194	194
Real estate	169	169
Working capital	61	61

Total	$855	$848

	U.S. dollars in millions
	For the year ended March 31, 2013
	Average impaired finance receivables	Interest income recognized
Total impaired account balances:
Retail	$421	$33
Finance leases	2	0
Wholesale	219	2
Real estate	165	4
Working capital	41	1

Total	$848	$40

The amount of finance receivables modified as a troubled debt restructuring for the year ended March 31, 2013 was not significant for all classes of finance receivables. Finance receivables modified as troubled debt restructurings for the year ended March 31, 2013 and for which there was a payment default were not significant for all classes of such receivables.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Other receivables:

Other receivables relate to arrangements with certain component manufacturers whereby Toyota procures inventory for these component manufactures and is reimbursed for the related purchases.

9. Inventories:

Inventories consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Finished goods	¥981,612	¥1,007,659	$10,714
Raw materials	347,878	388,780	4,134
Work in process	221,036	235,476	2,504
Supplies and other	71,756	83,871	891

Total	¥1,622,282	¥1,715,786	$18,243

10. Vehicles and equipment on operating leases:

Vehicles and equipment on operating leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Vehicles	¥2,536,595	¥2,999,294	$31,890
Equipment	87,848	104,351	1,110
Less - Deferred income and other	(49,090)	(65,634)	(698)

	2,575,353	3,038,011	32,302
Less - Accumulated depreciation	(667,406)	(749,238)	(7,966)
Less - Allowance for credit losses	(8,135)	(8,020)	(86)

Vehicles and equipment on operating leases, net	¥1,899,812	¥2,280,753	$24,250

Rental income from vehicles and equipment on operating leases was ¥475,472 million, ¥451,361 million and ¥476,935 million ($5,071 million) for the years ended March 31, 2011, 2012 and 2013, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2014	¥460,685	$4,898
2015	302,690	3,218
2016	140,865	1,498
2017	38,042	405
2018	11,164	119
Thereafter	4,126	44

Total minimum future rentals	¥957,572	$10,182

The future minimum rentals as shown above should not be considered indicative of future cash collections.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Allowance for doubtful accounts and credit losses:

An analysis of activity within the allowance for doubtful accounts relating to trade accounts and notes receivable for the years ended March 31, 2011, 2012 and 2013 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2011	2012	2013	2013
Allowance for doubtful accounts at beginning of year	¥46,706	¥44,047	¥44,097	$469
Provision for doubtful accounts, net of reversal	1,806	5,843	1,745	19
Write-offs	(2,690)	(699)	(457)	(5)
Other	(1,775)	(5,094)	759	8

Allowance for doubtful accounts at end of year	¥44,047	¥44,097	¥46,144	$491

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments for the years ended March 31, 2011, 2012 and 2013.

A portion of the allowance for doubtful accounts balance at March 31, 2012 and 2013 totaling ¥31,093 million and ¥30,269 million ($322 million), respectively, is attributed to certain non-current receivable balances which are reported as other assets in the consolidated balance sheets.

An analysis of the allowance for credit losses relating to finance receivables and vehicles and equipment on operating leases for the years ended March 31, 2011, 2012 and 2013 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2011	2012	2013	2013
Allowance for credit losses at beginning of year	¥232,479	¥167,615	¥140,363	$1,493
Provision for credit losses, net of reversal	2,334	3,780	25,622	272
Charge-offs	(86,115)	(51,578)	(56,701)	(603)
Recoveries	18,268	16,415	14,690	156
Other	649	4,131	23,075	246

Allowance for credit losses at end of year	¥167,615	¥140,363	¥147,049	$1,564

The other amount primarily includes the impact of currency translation adjustments for the years ended March 31, 2011, 2012 and 2013.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

An analysis of the allowance for credit losses above relating to retail receivables portfolio segment, finance lease receivables portfolio segment and wholesale and other dealer loan receivables portfolio segment for the years ended March 31, 2012 and 2013 are as follows:

	Yen in millions
	For the year ended March 31, 2012
	Retail	Finance leases	Wholesale and Other dealer loans
Allowance for credit losses at beginning of year	¥92,199	¥36,024	¥28,580
Provision for credit losses, net of reversal	13,569	(4,508)	(4,767)
Charge-offs	(44,742)	(2,499)	(305)
Recoveries	14,051	718	16
Other	2,276	902	714

Allowance for credit losses at end of year	¥77,353	¥30,637	¥24,238

	Yen in millions
	For the year ended March 31, 2013
	Retail	Finance leases	Wholesale and Other dealer loans
Allowance for credit losses at beginning of year	¥77,353	¥30,637	¥24,238
Provision for credit losses, net of reversal	29,079	(4,063)	(2,006)
Charge-offs	(48,528)	(2,775)	(110)
Recoveries	12,795	590	3
Other	13,159	4,539	4,118

Allowance for credit losses at end of year	¥83,858	¥28,928	¥26,243

	U.S. dollars in millions
	For the year ended March 31, 2013
	Retail	Finance leases	Wholesale and Other dealer loans
Allowance for credit losses at beginning of year	$823	$326	$257
Provision for credit losses, net of reversal	309	(43)	(21)
Charge-offs	(516)	(30)	(1)
Recoveries	136	6	0
Other	140	48	44

Allowance for credit losses at end of year	$892	$307	$279

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Affiliated companies and variable interest entities:

Investments in and transactions with affiliated companies -

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Current assets	¥9,112,895	¥9,634,769	$102,443
Noncurrent assets	6,914,208	8,495,078	90,325

Total assets	¥16,027,103	¥18,129,847	$192,768

Current liabilities	¥5,847,495	¥6,366,002	$67,687
Long-term liabilities and noncontrolling interests	4,032,045	4,541,328	48,286
Affiliated companies accounted for by the equity method shareholders’ equity	6,147,563	7,222,517	76,795

Total liabilities and shareholders’ equity	¥16,027,103	¥18,129,847	$192,768

Toyota’s share of affiliated companies accounted for by the equity method shareholders’ equity	¥1,914,129	¥2,102,584	$22,356

Number of affiliated companies accounted for by the equity method at end of period	57	56

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2011	2012	2013	2013
Net revenues	¥21,874,143	¥22,211,233	¥24,242,046	$257,757

Gross profit	¥2,342,706	¥2,297,660	¥2,620,892	$27,867

Net income attributable to affiliated companies accounted for by the equity method	¥641,771	¥554,983	¥705,249	$7,499

Equity in earnings of affiliated companies attributable to Toyota Motor Corporation	¥215,016	¥197,701	¥231,519	$2,461

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Entities comprising a significant portion of Toyota’s investment in affiliated companies and percentage of ownership are presented below:

	Percentage of ownership
	March 31,
Name of affiliated companies	2012	2013
Denso Corporation	24.9%	24.9%
Toyota Industries Corporation	24.8%	24.8%
Aisin Seiki Co., Ltd.	23.4%	23.4%
Toyota Tsusho Corporation	22.1%	22.1%
Toyoda Gosei Co., Ltd.	43.1%	43.0%

Certain affiliated companies accounted for by the equity method with carrying amounts of ¥1,467,575 million and ¥1,582,988 million ($16,831 million) at March 31, 2012 and 2013, respectively, were quoted on various established markets at an aggregate value of ¥1,477,413 million and ¥1,954,347 million ($20,780 million), respectively. Toyota evaluated its investments in affiliated companies, considering the length of time and the extent to which the quoted market prices have been less than the carrying amounts, the financial condition and near-term prospects of the affiliated companies and Toyota’s ability and intent to retain those investments in the companies for a period of time. Toyota did not recognize any impairment loss for the years ended March 31, 2011, 2012 and 2013.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Trade accounts and notes receivable, and other receivables	¥283,497	¥252,708	$2,687
Accounts payable and other payables	707,955	592,027	6,295

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2011	2012	2013	2013
Net revenues	¥1,612,397	¥1,536,326	¥1,926,854	$20,488
Purchases	3,655,185	3,785,284	4,020,138	42,745

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2011, 2012 and 2013 were ¥103,169 million, ¥122,950 million and ¥126,977 million ($1,350 million), respectively.

Toyota does not have any significant related party transactions other than transactions with affiliated companies in the ordinary course of business.

Variable Interest Entities -

Toyota enters into securitization transactions using special-purpose entities, that are considered variable interest entities (“VIEs”). Although the finance receivables and vehicles on operating leases related to

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securitization transactions have been legally sold to the VIEs, Toyota has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses of the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. As a result, Toyota is considered the primary beneficiary of the VIEs and therefore consolidates the VIEs.

The consolidated securitization VIEs have ¥1,208,136 million in retail finance receivables, ¥65,541 million in restricted cash and ¥1,040,816 million in secured debt as of March 31, 2012 and have ¥1,135,513 million ($12,074 million) in retail finance receivables, ¥41,664 million ($443 million) in vehicles on operating leases, ¥58,770 million ($625 million) in restricted cash and ¥978,095 million ($10,400 million) in secured debt as of March 31, 2013. Risks to which Toyota is exposed including credit, interest rate, and/or prepayment risks are not incremental compared with the situation before Toyota enters into securitization transactions.

As for VIEs other than those specified above, neither the aggregate size of these VIEs nor Toyota’s involvements in these VIEs are material to Toyota’s consolidated financial statements.

13. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2012 and 2013 consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Loans, principally from banks, with a weighted-average interest at March 31, 2012 and March 31, 2013 of 1.93% and of 2.31% per annum, respectively	¥1,158,556	¥1,062,233	$11,294
Commercial paper with a weighted-average interest at March 31, 2012 and March 31, 2013 of 0.72% and of 0.52% per annum, respectively	2,292,093	3,027,295	32,188

	¥3,450,649	¥4,089,528	$43,482

As of March 31, 2013, Toyota has unused short-term lines of credit amounting to ¥2,063,263 million ($21,938 million) of which ¥455,180 million ($4,840 million) related to commercial paper programs. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2012 and 2013 comprises the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Unsecured loans, representing obligations principally to banks, due 2012 to 2029 in 2012 and due 2013 to 2029 in 2013 with interest ranging from 0.00% to 32.00% per annum in 2012 and from 0.00% to 27.30% per annum in 2013	¥3,064,785	¥3,142,411	$33,412
Secured loans, representing obligations principally to finance receivables securitization due 2012 to 2050 in 2012 and due 2013 to 2050 in 2013 with interest ranging from 0.37% to 11.23% per annum in 2012 and from 0.10% to 11.75% per annum in 2013	855,015	993,019	10,558
Medium-term notes of consolidated subsidiaries, due 2012 to 2047 in 2012 and due 2013 to 2047 in 2013 with interest ranging from 0.13% to 8.50% per annum in 2012 and from 0.13% to 9.40% per annum in 2013	3,137,289	4,502,787	47,876
Unsecured notes of parent company, due 2012 to 2019 in 2012 and due 2013 to 2019 in 2013 with interest ranging from 1.07% to 3.00% per annum in 2012 and from 0.19% to 3.00% per annum in 2013	530,000	460,000	4,891
Unsecured notes of consolidated subsidiaries, due 2012 to 2031 in 2012 and due 2013 to 2031 in 2013 with interest ranging from 0.17% to 24.90% per annum in 2012 and from 0.13% to 23.00% per annum in 2013	946,460	922,636	9,810
Long-term capital lease obligations, due 2012 to 2030 in 2012 and due 2013 to 2030 in 2013 with interest ranging from 0.38% to 14.40% per annum in 2012 and from 0.40% to 14.73% per annum in 2013	21,348	21,399	228

	8,554,897	10,042,252	106,775
Less - Current portion due within one year	(2,512,620)	(2,704,428)	(28,755)

	¥6,042,277	¥7,337,824	$78,020

As of March 31, 2013, approximately 40%, 17%, 13% and 30% of long-term debt are denominated in U.S. dollars, Japanese yen, Australian dollars and other currencies, respectively.

As of March 31, 2013, property, plant and equipment with a book value of ¥91,834 million ($976 million) and in addition, other assets aggregating ¥1,141,199 million ($12,134 million) were pledged as collateral mainly for certain debt obligations of subsidiaries. These other assets principally consist of securitized finance receivables.

The aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2014	¥2,704,428	$28,755
2015	1,703,219	18,110
2016	2,090,251	22,225
2017	1,207,091	12,835
2018	1,341,901	14,268

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. During the year ended March 31, 2013, Toyota has not received any significant such requests from these banks.

As of March 31, 2013, Toyota has unused long-term lines of credit amounting to ¥7,252,081 million ($77,109 million).

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

Liabilities for quality assurances are included in “Accrued expenses” in the consolidated balance sheets.

The net changes in liabilities for quality assurances above for the years ended March 31, 2011, 2012 and 2013 consist of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2011	2012	2013	2013
Liabilities for quality assurances at beginning of year	¥680,408	¥764,369	¥839,834	$8,930
Payments made during year	(476,771)	(348,214)	(344,279)	(3,661)
Provision for quality assurances	588,224	436,891	491,542	5,226
Changes relating to pre-existing quality assurances	(1,701)	(7,827)	(8,383)	(89)
Other	(25,791)	(5,385)	24,309	259

Liabilities for quality assurances at end of year	¥764,369	¥839,834	¥1,003,023	$10,665

The other amount primarily includes the impact of currency translation adjustments and the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the net changes in liabilities for recalls and other safety measures which are comprised in liabilities for quality assurances above for the years ended March 31, 2011, 2012 and 2013.

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2011	2012	2013	2013
Liabilities for recalls and other safety measures at beginning of year	¥301,422	¥389,499	¥468,697	$4,984
Payments made during year	(263,096)	(159,344)	(180,925)	(1,924)
Provision for recalls and other safety measures	356,749	237,907	270,883	2,880
Other	(5,576)	635	7,751	82

Liabilities for recalls and other safety measures at end of year	¥389,499	¥468,697	¥566,406	$6,022

15. Other payables:

Other payables are mainly related to purchases of property, plant and equipment and non-manufacturing purchases.

16. Income taxes:

The components of income (loss) before income taxes comprise the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2011	2012	2013	2013
Income (loss) before income taxes:
Parent company and domestic subsidiaries	¥(278,229)	¥(177,852)	¥651,852	$6,931
Foreign subsidiaries	841,519	610,725	751,797	7,994

	¥563,290	¥432,873	¥1,403,649	$14,925

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for income taxes consists of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2011	2012	2013	2013
Current income tax expense:
Parent company and domestic subsidiaries	¥85,290	¥111,363	¥178,662	$1,900
Foreign subsidiaries	141,821	144,514	213,016	2,265

Total current	227,111	255,877	391,678	4,165

Deferred income tax expense (benefit):
Parent company and domestic subsidiaries	(44,268)	(57,940)	140,041	1,489
Foreign subsidiaries	129,978	64,335	19,967	212

Total deferred	85,710	6,395	160,008	1,701

Total provision	¥312,821	¥262,272	¥551,686	$5,866

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 40.2%, 40.2% and 37.6% for the years ended March 31, 2011, 2012 and 2013, respectively. The statutory tax rates in effect for the year in which the temporary differences are expected to reverse are used to calculate the tax effects of temporary differences which are expected to reverse in the future years. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the years ended March 31,
	2011	2012	2013
Statutory tax rate	40.2%	40.2%	37.6%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	2.2	1.7	0.6
Deferred tax liabilities on undistributed earnings of foreign subsidiaries	4.8	4.7	1.8
Deferred tax liabilities on undistributed earnings of affiliated companies accounted for by the equity method	12.6	9.2	4.1
Valuation allowance	8.1	14.9	1.7
Tax credits	(2.6)	(1.8)	(3.1)
The difference between the statutory tax rate in Japan and that of foreign subsidiaries	(9.3)	(9.6)	(4.8)
Unrecognized tax benefits adjustments	(0.6)	2.5	0.1
Other	0.1	(1.2)	1.3

Effective income tax rate	55.5%	60.6%	39.3%

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Deferred tax assets
Accrued pension and severance costs	¥236,978	¥230,021	$2,446
Accrued expenses and liabilities for quality assurances	369,985	480,428	5,108
Other accrued employees’ compensation	106,265	108,599	1,155
Operating loss carryforwards for tax purposes	337,992	160,936	1,711
Tax credit carryforwards	108,426	101,251	1,076
Property, plant and equipment and other assets	147,906	151,043	1,606
Other	296,934	227,596	2,420

Gross deferred tax assets	1,604,486	1,459,874	15,522
Less - Valuation allowance	(309,268)	(284,835)	(3,028)

Total deferred tax assets	1,295,218	1,175,039	12,494

Deferred tax liabilities
Unrealized gains on securities	(210,475)	(388,901)	(4,135)
Undistributed earnings of foreign subsidiaries	(27,581)	(25,713)	(274)
Undistributed earnings of affiliated companies accounted for by the equity method	(504,776)	(567,054)	(6,029)
Basis difference of acquired assets	(34,120)	(35,647)	(379)
Lease transactions	(576,809)	(650,389)	(6,915)
Other	(54,749)	(66,923)	(712)

Gross deferred tax liabilities	(1,408,510)	(1,734,627)	(18,444)

Net deferred tax liability	¥(113,292)	¥(559,588)	$(5,950)

The deferred tax assets and liabilities above that comprise the net deferred tax liability are included in the consolidated balance sheets as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Deferred tax assets
Deferred income taxes (Current assets)	¥718,687	¥749,398	$7,968
Investments and other assets - Other	91,857	100,199	1,065
Deferred tax liabilities
Other current liabilities	(14,953)	(23,258)	(247)
Deferred income taxes (Long-term liabilities)	(908,883)	(1,385,927)	(14,736)

Net deferred tax liability	¥(113,292)	¥(559,588)	$(5,950)

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accounting for deferred tax assets represents Toyota’s current best estimate based on all available evidence. Unanticipated events or changes could result in re-evaluating the realizability of deferred tax assets.

Operating loss carryforwards for tax purposes as of March 31, 2013 in Japan and foreign countries were ¥76,280 million ($811 million) and ¥422,133 million ($4,488 million), respectively, and are available as an offset against future taxable income. The majority of these carryforwards in Japan and foreign countries expire in years 2014 to 2022 and expire in years 2014 to 2033, respectively. Tax credit carryforwards as of March 31, 2013 in Japan and foreign countries were ¥90,439 million ($961 million) and ¥10,812 million ($115 million), respectively, and the majority of these carryforwards in Japan and foreign countries expire in years 2014 to 2016 and expire in years 2014 to 2033, respectively.

The valuation allowance mainly relates to deferred tax assets of operating loss and foreign tax credit carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2011, 2012 and 2013 consist of the following:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2011	2012	2013	2013
Valuation allowance at beginning of year	¥239,269	¥280,685	¥309,268	$3,288
Additions	55,791	96,754	38,285	407
Deductions	(10,077)	(65,566)	(70,986)	(755)
Other	(4,298)	(2,605)	8,268	88

Valuation allowance at end of year	¥280,685	¥309,268	¥284,835	$3,028

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments during the years ended March 31, 2011, 2012 and 2013.

Because management intends to reinvest undistributed earnings of foreign subsidiaries to the extent not expected to be remitted in the foreseeable future, management has made no provision for income taxes on those undistributed earnings aggregating ¥2,718,554 million ($28,905 million) as of March 31, 2013. Toyota estimates an additional tax provision of ¥118,998 million ($1,265 million) would be required if the full amount of those undistributed earnings were remitted.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the gross unrecognized tax benefits changes for the years ended March 31, 2011, 2012 and 2013 is as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2011	2012	2013	2013
Balance at beginning of year	¥23,965	¥15,453	¥16,901	$180
Additions based on tax positions related to the current year	213	4,187	2,401	26
Additions for tax positions of prior years	12,564	10,801	4,339	46
Reductions for tax positions of prior years	(16,133)	(363)	(1,619)	(17)
Reductions for tax positions related to lapse of statute of limitations	—	—	—	—
Reductions for settlements	(2,794)	(12,820)	(2,776)	(30)
Other	(2,362)	(357)	3,201	34

Balance at end of year	¥15,453	¥16,901	¥22,447	$239

The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was not material at March 31, 2011, 2012 and 2013, respectively. Toyota does not believe it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

Interest and penalties related to income tax liabilities are included in “Other income (loss), net”. The amounts of interest and penalties accrued as of and recognized for the years ended March 31, 2011, 2012 and 2013, respectively, were not material.

Toyota remains subject to income tax examination for the tax returns related to the years beginning on and after April 1, 2006 and January 1, 2000, with various tax jurisdictions in Japan and foreign countries, respectively.

17. Shareholders’ equity:

Changes in the number of shares of common stock issued have resulted from the following:

	For the years ended March 31,
	2011	2012	2013
Common stock issued
Balance at beginning of year	3,447,997,492	3,447,997,492	3,447,997,492
Issuance during the year	—	—	—
Purchase and retirement	—	—	—

Balance at end of year	3,447,997,492	3,447,997,492	3,447,997,492

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The retained earnings reserve included in retained earnings as of March 31, 2012 and 2013 was ¥173,711 million and ¥175,735 million ($1,869 million), respectively. The Companies Act provides that the retained earnings reserve of the parent company and its Japanese subsidiaries is restricted and unable to be used for dividend payments, and is excluded from the calculation of the profit available for dividend.

The amounts of statutory retained earnings of the parent company available for dividend payments to shareholders were ¥5,348,279 million and ¥5,858,551 million ($62,292 million) as of March 31, 2012 and 2013, respectively. In accordance with customary practice in Japan, the distributions from surplus are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings at March 31, 2013 include amounts representing year-end cash dividends of ¥190,046 million ($2,020 million), ¥60 ($0.64) per share, which were approved at the Ordinary General Shareholders’ Meeting, held on June 14, 2013.

Retained earnings at March 31, 2013 include ¥1,576,055 million ($16,758 million) relating to equity in undistributed earnings of affiliated companies accounted for by the equity method.

On January 1, 2012, the parent company implemented share exchanges as a result of which the parent company became a wholly-owning parent company and each of Toyota Auto Body Co., Ltd. and Kanto Auto Works, Ltd. became a wholly-owned subsidiary, and the parent company acquired additional shares of each subsidiary. As a result of these share exchanges, the parent company issued 31,151,148 shares of treasury stock, and treasury stock decreased by ¥125,819 million and losses on disposal of treasury stock occurred in the amount of ¥45,916 million. As a result, additional paid-in capital decreased by ¥551 million and retained earnings decreased by ¥45,365 million, respectively. As a result of acquiring additional shares of each subsidiary, noncontrolling interests decreased by ¥117,881 million, accumulated other comprehensive income (loss) decreased by ¥6,503 million and additional paid-in capital increased by ¥44,481 million.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Detailed components of accumulated other comprehensive income (loss) in Toyota Motor Corporation shareholders’ equity at March 31, 2012 and 2013 and the related changes, net of taxes for the years ended March 31, 2011, 2012 and 2013 consist of the following:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
Balances at March 31, 2010	¥(872,776)	¥194,285	¥(168,344)	¥(846,835)
Other comprehensive income (loss)	(287,613)	(26,058)	15,785	(297,886)

Balances at March 31, 2011	(1,160,389)	168,227	(152,559)	(1,144,721)
Equity transaction with noncontrolling interests and other	—	751	(7,254)	(6,503)
Other comprehensive income (loss)	(87,729)	129,328	(69,208)	(27,609)

Balances at March 31, 2012	(1,248,118)	298,306	(229,021)	(1,178,833)
Other comprehensive income (loss)	434,638	368,507	19,565	822,710

Balances at March 31, 2013	¥(813,480)	¥666,813	¥(209,456)	¥(356,123)

	U.S. dollars in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
Balances at March 31, 2012	$(13,271)	$3,171	$(2,435)	$(12,535)
Other comprehensive income (loss)	4,622	3,918	208	8,748

Balances at March 31, 2013	$(8,649)	$7,089	$(2,227)	$(3,787)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2011, 2012 and 2013 are as follows:

	Yen in millions
	Pre-tax amount	Tax amount	Net-of-tax amount
For the year ended March 31, 2011
Foreign currency translation adjustments	¥(294,279)	¥6,666	¥(287,613)
Unrealized gains (losses) on securities:
Unrealized net holding gains (losses) arising for the year	(31,899)	9,643	(22,256)
Less: reclassification adjustments for (gains) losses included in net income attributable to Toyota Motor Corporation	(6,358)	2,556	(3,802)
Pension liability adjustments	26,681	(10,896)	15,785

Other comprehensive income (loss)	¥(305,855)	¥7,969	¥(297,886)

For the year ended March 31, 2012
Equity transaction with noncontrolling interests and other	¥(10,874)	¥4,371	¥(6,503)
Foreign currency translation adjustments	(95,677)	7,948	(87,729)
Unrealized gains (losses) on securities:
Unrealized net holding gains (losses) arising for the year	164,872	(65,642)	99,230
Less: reclassification adjustments for (gains) losses included in net income attributable to Toyota Motor Corporation	50,332	(20,234)	30,098
Pension liability adjustments	(111,722)	42,514	(69,208)

Other comprehensive income (loss)	¥(3,069)	¥(31,043)	¥(34,112)

For the year ended March 31, 2013
Foreign currency translation adjustments	¥447,302	¥(12,664)	¥434,638
Unrealized gains (losses) on securities:
Unrealized net holding gains (losses) arising for the year	517,169	(175,839)	341,330
Less: reclassification adjustments for (gains) losses included in net income attributable to Toyota Motor Corporation	45,253	(18,076)	27,177
Pension liability adjustments	30,232	(10,667)	19,565

Other comprehensive income (loss)	¥1,039,956	¥(217,246)	¥822,710

	U.S. dollars in millions
	Pre-tax amount	Tax amount	Net-of-tax amount
For the year ended March 31, 2013
Foreign currency translation adjustments	$4,756	$(134)	$4,622
Unrealized gains (losses) on securities:
Unrealized net holding gains (losses) arising for the year	5,499	(1,870)	3,629
Less: reclassification adjustments for (gains) losses included in net income attributable to Toyota Motor Corporation	481	(192)	289
Pension liability adjustments	321	(113)	208

Other comprehensive income (loss)	$11,057	$(2,309)	$8,748

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

For the years ended March 31, 2011, 2012 and 2013, Toyota recognized stock-based compensation expenses for stock options of ¥2,522 million, ¥1,539 million and ¥325 million ($3 million) as selling, general and administrative expenses.

The weighted-average grant-date fair value of options granted during the year ended March 31, 2011 was ¥724 per share. The fair value of options granted is amortized over the option vesting period in determining net income attributable to Toyota Motor Corporation in the consolidated statements of income. The grant-date fair value of options granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

2011
Dividend rate	1.5%
Risk-free interest rate	0.3%
Expected volatility	32%
Expected holding period (years)	5.0

The following table summarizes Toyota’s stock option activity:

		Yen		Yen in millions
	Number of shares	Weighted- average exercise price	Weighted- average remaining contractual life in years	Aggregate intrinsic value
Options outstanding at March 31, 2010	13,716,700	¥5,363	5.23	¥—
Granted	3,435,000	3,183
Exercised	—	—
Canceled	(1,364,900)	4,759

Options outstanding at March 31, 2011	15,786,800	4,941	5.04	¥565
Granted	—	—
Exercised	—	—
Canceled	(3,256,800)	5,059

Options outstanding at March 31, 2012	12,530,000	4,910	4.55	¥1,065
Granted	—	—
Exercised	(645,000)	3,328
Canceled	(1,036,000)	5,907

Options outstanding at March 31, 2013	10,849,000	¥4,909	3.56	¥5,921

Options exercisable at March 31, 2011	9,347,800	¥5,821	3.79	¥—
Options exercisable at March 31, 2012	9,778,000	¥5,396	4.05	¥—
Options exercisable at March 31, 2013	10,849,000	¥4,909	3.56	¥5,921

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No options were exercised for the years ended March 31, 2011 and 2012. The total intrinsic value of options exercised for the year ended March 31, 2013 was ¥364 million ($4 million).

No cash was received from the exercise of stock options for the years ended March 31, 2011 and 2012. Cash received from the exercise of stock options for the year ended March 31, 2013 was ¥2,147 million ($23 million).

The following table summarizes information for options outstanding and options exercisable at March 31, 2013:

	Outstanding				Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price	Weighted- average exercise price
Yen		Yen	U.S. dollars	Years		Yen	U.S. dollars
¥3,183 – 5,000	7,480,000	¥4,068	$43	4.31	7,480,000	¥4,068	$43
5,001 – 7,278	3,369,000	6,774	72	1.89	3,369,000	6,774	72

3,183 – 7,278	10,849,000	4,909	52	3.56	10,849,000	4,909	52

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Most foreign subsidiaries have pension plans or severance indemnity plans covering substantially all of their employees under which the cost of benefits are currently invested or accrued. The benefits for these plans are based primarily on lengths of service and current rates of pay.

Toyota uses a March 31 measurement date for its benefit plans.

Information regarding Toyota’s defined benefit plans is as follows:

Japanese plans

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Change in benefit obligation
Benefit obligation at beginning of year	¥1,362,053	¥1,480,387	$15,740
Service cost	57,241	60,261	641
Interest cost	30,660	27,804	296
Plan participants’ contributions	834	918	10
Plan amendments	632	(3,462)	(37)
Net actuarial loss	67,098	90,667	964
Acquisition and other	27,435	(776)	(8)
Benefits paid	(65,566)	(61,388)	(653)

Benefit obligation at end of year	1,480,387	1,594,411	16,953

Change in plan assets
Fair value of plan assets at beginning of year	885,741	927,545	9,862
Actual return on plan assets	1,493	145,141	1,543
Acquisition and other	27,947	(264)	(3)
Employer contributions	50,423	53,906	573
Plan participants’ contributions	834	918	10
Benefits paid	(38,893)	(36,988)	(393)

Fair value of plan assets at end of year	927,545	1,090,258	11,592

Funded status	¥552,842	¥504,153	$5,361

Amounts recognized in the consolidated balance sheets as of March 31, 2012 and 2013 are comprised of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Accrued expenses (Accrued pension and severance costs)	¥19,553	¥25,160	$268
Accrued pension and severance costs	553,096	582,491	6,193
Investments and other assets - Other (Prepaid pension and severance costs)	(19,807)	(103,498)	(1,100)

Net amount recognized	¥552,842	¥504,153	$5,361

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts recognized in accumulated other comprehensive income (loss) as of March 31, 2012 and 2013 are comprised of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Net actuarial loss	¥(381,770)	¥(333,203)	$(3,543)
Prior service costs	57,930	53,360	567
Net transition obligation	—	—	—

Net amount recognized	¥(323,840)	¥(279,843)	$(2,976)

The accumulated benefit obligation for all defined benefit pension plans was ¥1,379,373 million and ¥1,494,011 million ($15,885 million) at March 31, 2012 and 2013, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Projected benefit obligation	¥728,469	¥749,561	$7,970
Accumulated benefit obligation	639,196	685,763	7,291
Fair value of plan assets	153,945	165,262	1,757

Components of the net periodic pension cost are as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2011	2012	2013	2013
Service cost	¥61,134	¥57,241	¥60,261	$641
Interest cost	31,782	30,660	27,804	296
Expected return on plan assets	(21,200)	(21,558)	(22,352)	(238)
Amortization of prior service costs	(24,421)	(16,326)	(8,033)	(86)
Recognized net actuarial loss	15,029	28,342	16,619	177
Amortization of net transition obligation	1,944	1,626	—	—

Net periodic pension cost	¥64,268	¥79,985	¥74,299	$790

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) are as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2011	2012	2013	2013
Net actuarial gain (loss)	¥(15,734)	¥(87,163)	¥32,122	$341
Recognized net actuarial loss	15,029	28,342	16,619	177
Prior service costs	1,287	(632)	3,462	37
Amortization of prior service costs	(24,421)	(16,326)	(8,033)	(86)
Amortization of net transition obligation	1,944	1,626	—	—
Other	10,529	63	(173)	(2)

Total recognized in other comprehensive income (loss)	¥(11,366)	¥(74,090)	¥43,997	$467

The other amount includes the impact of transition to defined contribution pension plans and consolidation and deconsolidation of certain entities due to changes in ownership interest during the years ended March 31, 2011, 2012 and 2013.

The estimated prior service costs and net actuarial loss that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost during the year ending March 31, 2014 are ¥(5,000) million ($(53) million) and ¥12,200 million ($130 million), respectively.

Weighted-average assumptions used to determine benefit obligations as of March 31, 2012 and 2013 are as follows:

	March 31,
	2012	2013
Discount rate	2.0%	1.7%
Rate of compensation increase	2.3%	2.2%

As of March 31, 2012 and 2013, the parent company and certain subsidiaries in Japan employ “point” based retirement benefit plans and do not use the rates of compensation increase to determine benefit obligations.

Weighted-average assumptions used to determine net periodic pension cost for the years ended March 31, 2011, 2012 and 2013 are as follows:

	For the years ended March 31,
	2011	2012	2013
Discount rate	2.3%	2.3%	2.0%
Expected return on plan assets	2.3%	2.5%	2.5%
Rate of compensation increase	2.3%	2.3%	2.3%

During the years ended March 31, 2011, 2012 and 2013, the parent company and certain subsidiaries in Japan employ “point” based retirement benefit plans and do not use the rates of compensation increase to determine net periodic pension cost.

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

The following table summarizes the fair value of classes of plan assets as of March 31, 2012 and 2013. See note 26 to the consolidated financial statements for three levels of input which are used to measure fair value.

	Yen in millions
	March 31, 2012
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	¥353,282	¥—	¥—	¥353,282
Commingled funds	—	158,027	—	158,027

	353,282	158,027	—	511,309

Debt securities
Government bonds	63,327	—	—	63,327
Commingled funds	—	176,596	—	176,596
Other	—	20,155	591	20,746

	63,327	196,751	591	260,669

Insurance contracts	—	83,993	—	83,993
Other	27,006	4,503	40,065	71,574

Total	¥443,615	¥443,274	¥40,656	¥927,545

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2013
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	¥440,971	¥—	¥—	¥440,971
Commingled funds	—	184,879	—	184,879

	440,971	184,879	—	625,850

Debt securities
Government bonds	81,867	—	—	81,867
Commingled funds	—	203,933	—	203,933
Other	—	23,594	441	24,035

	81,867	227,527	441	309,835

Insurance contracts	—	91,326	—	91,326
Other	17,789	3,923	41,535	63,247

Total	¥540,627	¥507,655	¥41,976	¥1,090,258

	U.S. dollars in millions
	March 31, 2013
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	$4,689	$—	$—	$4,689
Commingled funds	—	1,966	—	1,966

	4,689	1,966	—	6,655

Debt securities
Government bonds	870	—	—	870
Commingled funds	—	2,168	—	2,168
Other	—	251	5	256

	870	2,419	5	3,294

Insurance contracts	—	971	—	971
Other	189	42	441	672

Total	$5,748	$5,398	$446	$11,592

The following is description of the assets, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Quoted market prices for identical securities are used to measure fair value of common stocks. Common stocks include 69% of Japanese stocks and 31% of foreign stocks as of March 31, 2012, and 71% of Japanese stocks and 29% of foreign stocks as of March 31, 2013.

Quoted market prices for identical securities are used to measure fair value of government bonds. Government bonds include 35% of Japanese government bonds and 65% of foreign government bonds as of March 31, 2012, and 44% of Japanese government bonds and 56% of foreign government bonds as of March 31, 2013.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Commingled funds are beneficial interests of collective trust. The fair values of commingled funds are measured using the net asset value (“NAV”) provided by the administrator of the fund, and are categorized by the ability to redeem investments at the measurement day.

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

The following tables summarize the changes in Level 3 plan assets measured at fair value for the years ended March 31, 2011, 2012 and 2013:

	Yen in millions
	For the year ended March 31, 2011
	Debt securities	Other	Total
Balance at beginning of year	¥928	¥37,421	¥38,349
Actual return on plan assets	7	934	941
Purchases, sales and settlements	(189)	19	(170)
Other	—	—	—

Balance at end of year	¥746	¥38,374	¥39,120

	Yen in millions
	For the year ended March 31, 2012
	Debt securities	Other	Total
Balance at beginning of year	¥746	¥38,374	¥39,120
Actual return on plan assets	5	(1,762)	(1,757)
Purchases, sales and settlements	(160)	3,453	3,293
Other	—	—	—

Balance at end of year	¥591	¥40,065	¥40,656

	Yen in millions
	For the year ended March 31, 2013
	Debt securities	Other	Total
Balance at beginning of year	¥591	¥40,065	¥40,656
Actual return on plan assets	3	438	441
Purchases, sales and settlements	(153)	1,032	879
Other	—	—	—

Balance at end of year	¥441	¥41,535	¥41,976

	U.S. dollars in millions
	For the year ended March 31, 2013
	Debt securities	Other	Total
Balance at beginning of year	$6	$426	$432
Actual return on plan assets	0	4	4
Purchases, sales and settlements	(1)	11	10
Other	—	—	—

Balance at end of year	$5	$441	$446

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota expects to contribute ¥54,094 million ($575 million) to its pension plans in the year ending March 31, 2014.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2014	¥62,508	$665
2015	64,803	689
2016	66,445	706
2017	66,497	707
2018	67,780	721
from 2019 to 2023	379,369	4,034

Total	¥707,402	$7,522

Foreign plans

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Change in benefit obligation
Benefit obligation at beginning of year	¥367,125	¥467,000	$4,965
Service cost	21,298	27,943	297
Interest cost	21,739	24,300	258
Plan participants’ contributions	221	246	3
Plan amendments	108	(43)	(0)
Net actuarial loss	50,222	38,986	415
Acquisition and other	13,061	82,907	881
Benefits paid	(6,774)	(8,179)	(87)

Benefit obligation at end of year	467,000	633,160	6,732

Change in plan assets
Fair value of plan assets at beginning of year	297,644	343,226	3,649
Actual return on plan assets	14,816	46,359	493
Acquisition and other	19,600	60,138	640
Employer contributions	16,125	35,354	376
Plan participants’ contributions	221	246	3
Benefits paid	(5,180)	(6,084)	(65)

Fair value of plan assets at end of year	343,226	479,239	5,096

Funded status	¥123,774	¥153,921	$1,636

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts recognized in the consolidated balance sheets as of March 31, 2012 and 2013 are comprised of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Accrued expenses (Accrued pension and severance costs)	¥1,523	¥1,762	$18
Accrued pension and severance costs	155,306	183,621	1,953
Investments and other assets - Other (Prepaid pension and severance costs)	(33,055)	(31,462)	(335)

Net amount recognized	¥123,774	¥153,921	$1,636

Amounts recognized in accumulated other comprehensive income (loss) as of March 31, 2012 and 2013 are comprised of the following:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Net actuarial loss	¥(75,069)	¥(96,151)	$(1,022)
Prior service costs	(2,333)	(1,921)	(20)
Net transition obligation	—	—	—

Net amount recognized	¥(77,402)	¥(98,072)	$(1,042)

The accumulated benefit obligation for all defined benefit pension plans was ¥385,348 million and ¥533,551 million ($5,673 million) at March 31, 2012 and 2013, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Projected benefit obligation	¥229,015	¥251,596	$2,675
Accumulated benefit obligation	190,422	213,934	2,275
Fair value of plan assets	52,123	43,277	460

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Components of the net periodic pension cost are as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2011	2012	2013	2013
Service cost	¥21,288	¥21,298	¥27,943	$297
Interest cost	20,720	21,739	24,300	258
Expected return on plan assets	(21,164)	(22,864)	(23,177)	(246)
Amortization of prior service costs	389	351	369	4
Recognized net actuarial loss	1,066	1,783	2,884	31
Amortization of net transition obligation	—	—	—	—

Net periodic pension cost	¥22,299	¥22,307	¥32,319	$344

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) are as follows:

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2011	2012	2013	2013
Net actuarial loss	¥(6,244)	¥(58,270)	¥(15,804)	$(168)
Recognized net actuarial loss	1,066	1,783	2,884	31
Prior service costs	142	(108)	43	0
Amortization of prior service costs	389	351	369	4
Amortization of net transition obligation	—	—	—	—
Other	30,466	5,888	(8,162)	(87)

Total recognized in other comprehensive income (loss)	¥25,819	¥(50,356)	¥(20,670)	$(220)

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments during the years ended March 31, 2011, 2012 and 2013.

The estimated prior service costs and net actuarial loss that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost during the year ending March 31, 2014 are ¥300 million ($3 million) and ¥4,400 million ($47 million), respectively.

Weighted-average assumptions used to determine benefit obligations as of March 31, 2012 and 2013 are as follows:

	March 31,
	2012	2013
Discount rate	5.0%	4.5%
Rate of compensation increase	4.5%	4.6%

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Weighted-average assumptions used to determine net periodic pension cost for the years ended March 31, 2011, 2012 and 2013 are as follows:

	For the years ended March 31,
	2011	2012	2013
Discount rate	6.2%	5.7%	5.0%
Expected return on plan assets	7.4%	7.3%	7.0%
Rate of compensation increase	4.5%	4.4%	4.5%

The expected rate of return on plan assets is determined after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions.

Toyota’s policy and objective for plan asset management is to maximize returns on plan assets to meet future benefit payment requirements under risks which Toyota considers permissible. Asset allocations under the plan asset management are determined based on plan asset management policies of each plan which are established to achieve the optimized asset compositions in terms of the long-term overall plan asset management. Excepting equity securities contributed by Toyota, approximately 60% of the plan assets is invested in equity securities, approximately 30% is invested in debt securities, and the rest of them is invested in other products. When actual allocations are not in line with target allocations, Toyota rebalances its investments in accordance with the policies. Prior to making individual investments, Toyota performs in-depth assessments of corresponding factors including category of products, industry type, currencies and liquidity of each potential investment under consideration to mitigate concentrations of risks such as market risk and foreign currency exchange rate risk. To assess performance of the investments, Toyota establishes bench mark return rates for each individual investment, combines these individual bench mark rates based on the asset composition ratios within each asset category, and compares the combined rates with the corresponding actual return rates on each asset category.

The following table summarizes the fair value of classes of plan assets as of March 31, 2012 and 2013. See note 26 to the consolidated financial statements for three levels of input which are used to measure fair value.

	Yen in millions
	March 31, 2012
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	¥114,955	¥—	¥—	¥114,955
Commingled funds	—	74,815	—	74,815

	114,955	74,815	—	189,770

Debt securities
Government bonds	25,084	—	—	25,084
Commingled funds	—	43,062	—	43,062
Other	—	29,278	—	29,278

	25,084	72,340	—	97,424

Insurance contracts	—	—	—	—
Other	21,184	3,471	31,377	56,032

Total	¥161,223	¥150,626	¥31,377	¥343,226

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2013
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	¥183,611	¥—	¥—	¥183,611
Commingled funds	—	86,539	—	86,539

	183,611	86,539	—	270,150

Debt securities
Government bonds	47,083	—	—	47,083
Commingled funds	—	42,754	—	42,754
Other	—	40,486	—	40,486

	47,083	83,240	—	130,323

Insurance contracts	—	1,202	—	1,202
Other	30,739	6,218	40,607	77,564

Total	¥261,433	¥177,199	¥40,607	¥479,239

	U.S. dollars in millions
	March 31, 2013
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	$1,952	$—	$—	$1,952
Commingled funds	—	920	—	920

	1,952	920	—	2,872

Debt securities
Government bonds	501	—	—	501
Commingled funds	—	455	—	455
Other	—	430	—	430

	501	885	—	1,386

Insurance contracts	—	13	—	13
Other	327	66	432	825

Total	$2,780	$1,884	$432	$5,096

The following is description of the assets, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Quoted market prices for identical securities are used to measure fair value of common stocks. Common stocks include mainly foreign stocks as of March 31, 2012 and 2013.

Quoted market prices for identical securities are used to measure fair value of government bonds. Government bonds include mainly foreign government bonds as of March 31, 2012 and 2013.

Commingled funds are beneficial interests of collective trust. The fair values of commingled funds are measured using the NAV provided by the administrator of the fund, and are categorized by the ability to redeem investments at the measurement day.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other consists of cash equivalents, other private placement investment funds and other assets. The fair values of other private placement investment funds are measured using the NAV provided by the administrator of the fund, and are categorized by the ability to redeem investments at the measurement day.

The following tables summarize the changes in Level 3 plan assets measured at fair value for the years ended March 31, 2011, 2012 and 2013:

	Yen in millions
	For the year ended March 31, 2011
	Debt securities	Other	Total
Balance at beginning of year	¥2,663	¥9,097	¥11,760
Actual return on plan assets	305	974	1,279
Purchases, sales and settlements	(2,759)	11,471	8,712
Other	(209)	(1,065)	(1,274)

Balance at end of year	¥—	¥20,477	¥20,477

	Yen in millions
	For the year ended March 31, 2012
	Debt securities	Other	Total
Balance at beginning of year	¥—	¥20,477	¥20,477
Actual return on plan assets	—	1,243	1,243
Purchases, sales and settlements	—	9,514	9,514
Other	—	143	143

Balance at end of year	¥—	¥31,377	¥31,377

	Yen in millions
	For the year ended March 31, 2013
	Debt securities	Other	Total
Balance at beginning of year	¥—	¥31,377	¥31,377
Actual return on plan assets	—	2,472	2,472
Purchases, sales and settlements	—	2,599	2,599
Other	—	4,159	4,159

Balance at end of year	¥—	¥40,607	¥40,607

	U.S. dollars in millions
	For the year ended March 31, 2013
	Debt securities	Other	Total
Balance at beginning of year	$—	$334	$334
Actual return on plan assets	—	26	26
Purchases, sales and settlements	—	28	28
Other	—	44	44

Balance at end of year	$—	$432	$432

Toyota expects to contribute ¥8,688 million ($92 million) to its pension plans in the year ending March 31, 2014.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2014	¥8,535	$91
2015	9,264	99
2016	9,955	106
2017	10,660	113
2018	11,491	122
from 2019 to 2023	73,651	783

Total	¥123,556	$1,314

Postretirement benefits other than pensions and postemployment benefits -

Toyota’s U.S. subsidiaries provide certain health care and life insurance benefits to eligible retired employees. In addition, Toyota provides benefits to certain former or inactive employees after employment, but before retirement. These benefits are provided through various insurance companies, health care providers and others. The costs of these benefits are recognized over the period the employee provides credited service to Toyota. Toyota’s obligations under these arrangements are not material.

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

For the years ended March 31, 2011, 2012 and 2013, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2012 and 2013:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥7,166	¥10,769	$114
Investments and other assets - Other	61,174	39,569	421

Total	¥68,340	¥50,338	$535

Other current liabilities	¥(2,060)	¥(2,554)	$(27)
Other long-term liabilities	(303)	(143)	(2)

Total	¥(2,363)	¥(2,697)	$(29)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥61,983	¥27,731	$295
Investments and other assets - Other	157,642	139,419	1,482

Total	¥219,625	¥167,150	$1,777

Other current liabilities	¥(38,338)	¥(37,133)	$(395)
Other long-term liabilities	(120,666)	(122,420)	(1,301)

Total	¥(159,004)	¥(159,553)	$(1,696)

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	¥9,531	¥7,340	$78
Investments and other assets - Other	—	—	—

Total	¥9,531	¥7,340	$78

Other current liabilities	¥(21,736)	¥(36,087)	$(384)
Other long-term liabilities	(70)	(5)	(0)

Total	¥(21,806)	¥(36,092)	$(384)

As of March 31, 2012 and 2013, the amounts of counterparty netting and cash collateral received that partially offset derivative assets were ¥218,509 million and ¥158,807 million ($1,689 million), respectively. The amounts of counterparty netting and cash collateral pledged that partially offset derivative liabilities were ¥(90,963) million and ¥(86,477) million ($(919) million), respectively. These amounts included in the above table were offset in the consolidated balance sheets.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2012 and 2013:

	Yen in millions				U.S. dollars in millions
	March 31,				March 31,
	2012		2013		2013
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥344,623	¥10,607,666	¥235,219	¥12,689,774	$2,501	$134,926
Foreign exchange forward and option contracts	—	2,199,627	—	2,104,048	—	22,371

Total	¥344,623	¥12,807,293	¥235,219	¥14,793,822	$2,501	$157,297

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the years ended March 31, 2011, 2012 and 2013:

	Yen in millions
	For the years ended March 31,
	2011		2012
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments - Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥71,491	¥(68,741)	¥(1,354)	¥2,999
Interest expense	(166)	166	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥72,082	¥—	¥35,834	¥—
Foreign exchange gain (loss), net	(1,393)	—	(28)	—
Foreign exchange forward and option contracts
Cost of financing operations	(2,693)	—	(3,815)	—
Foreign exchange gain (loss), net	110,211	—	53,272	—

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions		U.S. dollars in millions
	For the year ended March 31,		For the year ended March 31,
	2013		2013
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments - Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥(23,965)	¥24,738	$(255)	$263
Interest expense	—	—	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥(24,204)	¥—	$(257)	$—
Foreign exchange gain (loss), net	1,617	—	17	—
Foreign exchange forward and option contracts
Cost of financing operations	(4,572)	—	(49)	—
Foreign exchange gain (loss), net	(49,239)	—	(524)	—

Undesignated derivative financial instruments are used to manage risks of fluctuations in interest rates to certain borrowing transactions and in foreign currency exchange rates of certain currency receivables and payables. Toyota accounts for these derivative financial instruments as economic hedges with changes in the fair value recorded directly into current period earnings.

Unrealized gains or (losses) on undesignated derivative financial instruments reported in the cost of financing operations for the years ended March 31, 2011, 2012 and 2013 were ¥93,370 million, ¥(14,934) million and ¥(60,727) million ($(646) million) those reported in foreign exchange gain (loss), net were ¥(240) million, ¥(5,543) million and ¥(7,447) million ($(79) million), respectively.

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

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of March 31, 2013 is ¥3,289 million ($35 million). The aggregate fair value amount of assets that are already posted as cash collateral as of March 31, 2013 is ¥17,305 million ($184 million). If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥3,289 million ($35 million) as of March 31, 2013.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Other financial instruments:

Toyota has certain financial instruments, including financial assets and liabilities which arose in the normal course of business. These financial instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major developed countries. Financial instruments involve, to varying degrees, market risk as instruments are subject to price fluctuations, and elements of credit risk in the event a counterparty should default. In the unlikely event the counterparties fail to meet the contractual terms of a foreign currency or an interest rate instrument, Toyota’s risk is limited to the fair value of the instrument. Although Toyota may be exposed to losses in the event of non-performance by counterparties on financial instruments, it does not anticipate significant losses due to the nature of its counterparties. Counterparties to Toyota’s financial instruments represent, in general, international financial institutions. Additionally, Toyota does not have a significant exposure to any individual counterparty. Toyota believes that the overall credit risk related to its financial instruments is not significant.

The following table summarizes the estimated fair values of Toyota’s financial instruments, excluding marketable securities and other securities investments, affiliated companies and derivative financial instruments. See note 26 to the consolidated financial statements for three levels of input which are used to measure fair value.

	Yen in millions
	March 31, 2012
		Estimated fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Assets (Liabilities)
Cash and cash equivalents	¥1,679,200	¥1,444,276	¥234,924	¥—	¥1,679,200
Time deposits	80,301	—	80,301	—	80,301
Total finance receivables, net	8,879,731	—	—	9,137,936	9,137,936
Other receivables	408,547	—	—	408,547	408,547
Short-term borrowings	(3,450,649)	—	(3,256,078)	(194,571)	(3,450,649)
Long-term debt including the current portion	(8,533,549)	—	(7,835,970)	(847,223)	(8,683,193)

	Yen in millions
	March 31, 2013
		Estimated fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Assets (Liabilities)
Cash and cash equivalents	¥1,718,297	¥1,342,356	¥375,941	¥—	¥1,718,297
Time deposits	106,700	—	106,700	—	106,700
Total finance receivables, net	11,144,427	—	—	11,434,936	11,434,936
Other receivables	432,693	—	—	432,693	432,693
Short-term borrowings	(4,089,528)	—	(4,089,528)	—	(4,089,528)
Long-term debt including the current portion	(10,020,853)	—	(9,244,942)	(979,196)	(10,224,138)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	U.S. dollars in millions
	March 31, 2013
		Estimated fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Assets (Liabilities)
Cash and cash equivalents	$18,270	$14,273	$3,997	$—	$18,270
Time deposits	1,135	—	1,135	—	1,135
Total finance receivables, net	118,495	—	—	121,584	121,584
Other receivables	4,601	—	—	4,601	4,601
Short-term borrowings	(43,482)	—	(43,482)	—	(43,482)
Long-term debt including the current portion	(106,548)	—	(98,298)	(10,412)	(108,710)

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

Other receivables -

Other receivables are short-term receivables. These receivables are carried at amounts which approximate fair value, and the difference between the carrying amount and the fair value is not material. These receivables are classified in Level 3.

Short-term borrowings and long-term debt -

The fair values of short-term borrowings and long-term debt including the current portion, except for secured loans provided by securitization transactions using special-purpose entities, are estimated based on the discounted amounts of future cash flows using Toyota’s current borrowing rates for similar liabilities. As these inputs are observable, these debts are classified in Level 2.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22. Lease commitments:

Toyota leases certain assets under capital lease and operating lease arrangements.

An analysis of leased assets under capital leases is as follows:

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Class of property
Building	¥12,230	¥13,999	$149
Machinery and equipment	31,698	32,252	343
Less - Accumulated depreciation	(20,284)	(23,843)	(254)

	¥23,644	¥22,408	$238

Amortization expenses under capital leases for the years ended March 31, 2011, 2012 and 2013 were ¥5,966 million, ¥5,572 million and ¥5,265 million ($56 million), respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2013 are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2014	¥4,993	$53
2015	3,542	38
2016	2,790	30
2017	2,409	25
2018	2,049	22
Thereafter	12,926	137

Total minimum lease payments	28,709	305
Less - Amount representing interest	(7,310)	(77)

Present value of net minimum lease payments	21,399	228
Less - Current obligations	(4,096)	(44)

Long-term capital lease obligations	¥17,303	$184

Rental expenses under operating leases for the years ended March 31, 2011, 2012 and 2013 were ¥89,029 million, ¥91,052 million and ¥90,081 million ($958 million), respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2013 are as follows:

Years ending March 31,	Yen in millions	U.S. dollars in millions
2014	¥11,299	$120
2015	9,398	100
2016	7,988	85
2017	6,347	67
2018	5,354	57
Thereafter	21,491	229

Total minimum future rentals	¥61,877	$658

23. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments

Commitments outstanding as of March 31, 2013 for the purchase of property, plant and equipment and other assets totaled ¥203,901 million ($2,168 million).

Guarantees

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and as of March 31, 2013, range from 1 month to 35 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of March 31, 2013 is ¥1,849,493 million ($19,665 million). Liabilities for guarantees totaling ¥6,590 million ($70 million) have been provided as of March 31, 2013. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal Proceedings

Product Recalls

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe, China and other regions certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system in certain vehicle models including the Prius. Set forth below is a description of various claims, lawsuits and government investigations involving Toyota in the United States relating to these recalls and other safety measures.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Class Action and Consolidated Litigation

Approximately 200 putative class actions and more than 500 individual product liability personal injury cases have been filed since November 2009 alleging that certain Toyota, Lexus and Scion vehicles contain defects that lead to unintended acceleration. In April 2010, the approximately 190 putative class actions in federal court as well as the federal product liability personal injury cases and warranty and lemon law cases were consolidated for pretrial proceedings into a single multi-district litigation in the United States District Court for the Central District of California. Approximately 10 putative class actions and various product liability personal injury cases pending in state courts were subsequently consolidated into the federal action. The remaining class actions lawsuits are pending in a consolidated state action in California.

In December 2012, Toyota and the plaintiffs announced that they had reached an agreement to settle the economic loss claims in the consolidated federal action. The court preliminarily approved the agreement and held the final approval hearing in June 2013. The court took the matter under submission and scheduled a hearing in July 2013 for the presentation of additional information. In fiscal 2013, Toyota recorded a $1.1 billion pre-tax charge against earnings to cover the estimated costs of this resolution and other potential recall-related resolutions, including the resolution of the civil litigation filed by the Orange County District Attorney and the state attorneys general’s investigation discussed below.

The settlement provides a customer support program covering certain vehicle parts, the free installation of a brake override system on the remaining floor mat entrapment safety campaign vehicles and funds for cash payments to customers who do not receive the brake override system, cash payments to individuals who allegedly suffered a loss on the sale, lease or insuring the residual value of Toyota’s vehicles and funds for safety-related research and education programs. The settlement does not cover product liability personal injury claims in the consolidated federal action or pending in various state courts in the United States.

In April 2013, Toyota announced that the court had approved an agreement to resolve the civil action filed by the Orange County District Attorney in California state court seeking, among other things, statutory penalties alleging that Toyota sold and marketed defective vehicles in violation of various California statutes. The amount of the settlement, which was not material to Toyota, was included in the charge taken in fiscal 2013.

Beginning in February 2010, Toyota was sued in approximately 20 putative class actions alleging defects in the antilock braking system in various hybrid vehicles that cause the vehicles to fail to stop in a timely manner when driving in certain road conditions. The plaintiffs seek an order requiring Toyota to repair the vehicles and claim that all owners and lessees of vehicles, including those for which recalls have been implemented, should be compensated for the alleged defects related to the antilock braking system. These cases have been consolidated into two actions, one in the United States District Court for the Central District of California and one in the Los Angeles County Superior Court. In January 2013, the Court in the federal case issued an order denying the plaintiff’s motion for class certification and granting summary judgment in favor of Toyota on the claims of the principal named plaintiff for the cases relating to recalled vehicles. A class certification hearing in connection with the claims related to those vehicles that were not recalled is scheduled in July 2013.

From February through March 2010, Toyota was sued in 6 putative shareholder class actions on behalf of investors in Toyota ADRs and common stock. The cases alleged violations of the Securities Exchange Act of 1934 and Japan’s Financial Instruments and Exchange Act and were consolidated into a single action in the United States District Court for the Central District of California. The judge dismissed with prejudice the claims based on Japan’s Financial Instruments and Exchange Act, and Toyota reached an agreement to resolve the claims asserted on behalf of purchasers of Toyota’s ADRs for an amount not material to Toyota. The court approved the settlement in March 2013.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

While Toyota has resolved or is attempting to resolve many of these matters, Toyota believes that it has meritorious defenses to all of them and will vigorously defend those matters not resolved.

Government Investigations

In February 2010, Toyota received a subpoena from the U.S. Attorney for the Southern District of New York and a voluntary request and subpoena from the SEC. The subpoenas and the voluntary request primarily seek documents related to unintended acceleration and certain financial records. This is a coordinated investigation and has included interviews of Toyota and non-Toyota witnesses, as well as production of documents. In June 2010, Toyota received a second voluntary request and subpoena from the SEC and a subpoena from the U.S. Attorney for the Southern District of New York seeking production of documents related to the recalls of the steering relay rod. Toyota is cooperating with the U.S. Attorney’s Office and SEC in their investigations, which are on-going.

In June 2012, Toyota announced an amendment to the 2009 floor mat entrapment safety campaign to include model year 2010 RX350 and RX450h. Toyota submitted additional documents related to this amendment pursuant to NHTSA’s request. In October 2012, Toyota filed an additional amendment to include model year 2008 through 2011 Land Cruiser. In December 2012, Toyota announced an agreement with NHTSA to resolve timeliness claims related to the model year 2010 RX350 and RX450h safety campaign under which Toyota agreed to make a $17.4 million payment to the U.S. Treasury.

Toyota also received subpoenas and formal and informal requests from various states’ attorneys general, including the Executive Committee for a group of 30 states’ plus one territory’s attorney general, and certain local governmental agencies regarding various recalls, the facts underlying those recalls and customer handling related to those recalls. In February 2013, Toyota and the attorneys general resolved these investigations for an amount not material to Toyota. Such amount was included in the charge taken in fiscal 2013. In connection with this settlement, Toyota also made commitments to continue to conduct certain activities it is already undertaking.

Beyond the amounts accrued for the recall-related matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the other recall-related matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Although Toyota cannot estimate a reasonable range of loss based on currently available information, the resolution of these matters could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

Other Proceedings

Toyota has various other legal actions, other governmental proceedings and other claims pending against it, including other product liability claims in the United States. For the same reasons discussed above relating to the recall-related legal proceedings, Toyota is unable to estimate a range of reasonably possible loss, if any, beyond the amounts accrued, with respect to these claims. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

Environmental Matters and Others

In October 2000, the European Union brought into effect a directive that requires member states to promulgate regulations implementing the following: (i) manufacturers shall bear all or a significant part of the costs for taking back end-of-life vehicles put on the market after July 1, 2002 and dismantling and recycling

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2013. Depending on the legislation that will be enacted subject to other circumstances, Toyota may be required to revise the accruals for the expected costs. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its financial position, results of operations and cash flows.

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

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliated companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas and overseas revenues by destination as of and for the years ended March 31, 2011, 2012 and 2013.

Segment operating results and assets -

As of and for the year ended March 31, 2011:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥17,322,753	¥1,173,168	¥497,767	¥—	¥18,993,688
Inter-segment sales and transfers	14,567	19,037	474,485	(508,089)	—

Total	17,337,320	1,192,205	972,252	(508,089)	18,993,688
Operating expenses	17,251,347	833,925	937,010	(496,873)	18,525,409

Operating income	¥85,973	¥358,280	¥35,242	¥(11,216)	¥468,279

Assets	¥11,341,558	¥13,365,394	¥1,146,720	¥3,964,494	¥29,818,166
Investment in equity method investees	1,784,539	3,519	3,045	26,885	1,817,988
Depreciation expenses	819,075	330,865	25,633	—	1,175,573
Capital expenditure	691,867	991,330	21,058	(13,064)	1,691,191

As of and for the year ended March 31, 2012:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥16,964,378	¥1,071,737	¥547,538	¥—	¥18,583,653
Inter-segment sales and transfers	30,168	28,587	501,377	(560,132)	—

Total	16,994,546	1,100,324	1,048,915	(560,132)	18,583,653
Operating expenses	16,972,863	793,886	1,006,853	(545,576)	18,228,026

Operating income	¥21,683	¥306,438	¥42,062	¥(14,556)	¥355,627

Assets	¥12,261,814	¥13,172,548	¥1,161,224	¥4,055,379	¥30,650,965
Investment in equity method investees	1,877,720	3,887	4,765	27,757	1,914,129
Depreciation expenses	744,067	298,757	25,006	—	1,067,830
Capital expenditure	796,839	683,161	35,340	16,742	1,532,082

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2013:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥20,378,762	¥1,150,042	¥535,388	¥—	¥22,064,192
Inter-segment sales and transfers	40,338	20,628	531,073	(592,039)	—

Total	20,419,100	1,170,670	1,066,461	(592,039)	22,064,192
Operating expenses	19,474,396	854,850	1,012,845	(598,787)	20,743,304

Operating income	¥944,704	¥315,820	¥53,616	¥6,748	¥1,320,888

Assets	¥13,179,741	¥16,231,473	¥1,310,115	¥4,761,988	¥35,483,317
Investment in equity method investees	2,033,040	4,925	6,968	57,651	2,102,584
Depreciation expenses	745,880	336,528	22,701	—	1,105,109
Capital expenditure	937,695	1,005,326	29,286	1,845	1,974,152

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	$216,680	$12,228	$5,693	$—	$234,601
Inter-segment sales and transfers	429	219	5,646	(6,294)	—

Total	217,109	12,447	11,339	(6,294)	234,601
Operating expenses	207,064	9,089	10,769	(6,366)	220,556

Operating income	$10,045	$3,358	$570	$72	$14,045

Assets	$140,135	$172,583	$13,930	$50,633	$377,281
Investment in equity method investees	21,617	52	74	613	22,356
Depreciation expenses	7,931	3,578	241	—	11,750
Capital expenditure	9,970	10,689	311	20	20,990

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2013:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	¥7,910,456	¥6,167,821	¥2,003,113	¥4,058,629	¥1,924,173	¥—	¥22,064,192
Inter-segment sales and transfers	4,910,562	116,604	80,000	326,847	170,092	(5,604,105)	—

Total	12,821,018	6,284,425	2,083,113	4,385,476	2,094,265	(5,604,105)	22,064,192
Operating expenses	12,244,683	6,062,500	2,056,651	4,009,421	1,960,521	(5,590,472)	20,743,304

Operating income	¥576,335	¥221,925	¥26,462	¥376,055	¥133,744	¥(13,633)	¥1,320,888

Assets	¥12,296,731	¥11,841,471	¥2,199,256	¥3,305,319	¥2,616,164	¥3,224,376	¥35,483,317
Long-lived assets	2,929,346	2,633,067	288,288	590,021	410,517	—	6,851,239

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	$84,109	$65,580	$21,299	$43,154	$20,459	$—	$234,601
Inter-segment sales and transfers	52,212	1,240	850	3,475	1,809	(59,586)	—

Total	136,321	66,820	22,149	46,629	22,268	(59,586)	234,601
Operating expenses	130,193	64,460	21,868	42,630	20,846	(59,441)	220,556

Operating income	$6,128	$2,360	$281	$3,999	$1,422	$(145)	$14,045

Assets	$130,747	$125,906	$23,384	$35,144	$27,817	$34,283	$377,281
Long-lived assets	31,147	27,996	3,065	6,274	4,365	—	72,847

“Other” consists of Central and South America, Oceania and Africa.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

There are no any individually material countries with respect to revenues, and long-lived assets included in other foreign countries.

Unallocated amounts included in assets represent assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were ¥4,613,672 million, ¥4,749,259 million and ¥5,599,970 million ($59,542 million), as of March 31, 2011, 2012 and 2013, respectively.

Transfers between industries or geographic segments are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Overseas Revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statements users with valuable information.

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2011	2012	2013	2013
North America	¥5,398,278	¥4,715,804	¥6,790,453	$72,200
Europe	1,793,932	1,817,944	1,901,118	20,214
Asia	3,280,384	3,284,392	3,940,175	41,894
Other	3,196,114	3,103,383	3,929,775	41,784

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain financial statements data on non-financial services and financial services businesses -

The financial data below presents separately Toyota’s non-financial services and financial services businesses.

Balance sheets -

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Non-Financial Services Businesses
Current assets
Cash and cash equivalents	¥1,104,636	¥1,107,409	$11,775
Marketable securities	1,015,626	1,204,447	12,806
Trade accounts and notes receivable, less allowance for doubtful accounts	2,031,472	2,033,831	21,625
Inventories	1,622,154	1,715,634	18,242
Prepaid expenses and other current assets	1,464,124	1,597,514	16,986

Total current assets	7,238,012	7,658,835	81,434

Investments and other assets	6,218,377	7,462,767	79,349
Property, plant and equipment	4,510,716	4,741,357	50,413

Total Non-Financial Services Businesses assets	17,967,105	19,862,959	211,196

Financial Services Businesses
Current assets
Cash and cash equivalents	574,564	610,888	6,495
Marketable securities	165,444	241,216	2,565
Finance receivables, net	4,114,897	5,117,660	54,414
Prepaid expenses and other current assets	685,611	693,036	7,369

Total current assets	5,540,516	6,662,800	70,843

Noncurrent finance receivables, net	5,602,462	6,943,766	73,830
Investments and other assets	304,906	515,025	5,476
Property, plant and equipment	1,724,664	2,109,882	22,434

Total Financial Services Businesses assets	13,172,548	16,231,473	172,583

Eliminations	(488,688)	(611,115)	(6,498)

Total assets	¥30,650,965	¥35,483,317	$377,281

Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2012	2013	2013
Non-Financial Services Businesses
Current liabilities
Short-term borrowings	¥715,019	¥576,685	$6,132
Current portion of long-term debt	339,441	185,582	1,973
Accounts payable	2,234,316	2,092,722	22,251
Accrued expenses	1,737,490	2,092,102	22,245
Income taxes payable	123,344	140,935	1,499
Other current liabilities	1,175,801	1,186,870	12,619

Total current liabilities	6,325,411	6,274,896	66,719

Long-term liabilities
Long-term debt	503,070	521,428	5,544
Accrued pension and severance costs	700,211	754,360	8,021
Other long-term liabilities	531,982	969,668	10,310

Total long-term liabilities	1,735,263	2,245,456	23,875

Total Non-Financial Services Businesses liabilities	8,060,674	8,520,352	90,594

Financial Services Businesses
Current liabilities
Short-term borrowings	3,040,373	3,861,699	41,060
Current portion of long-term debt	2,218,526	2,538,249	26,988
Accounts payable	27,095	37,655	400
Accrued expenses	96,247	105,901	1,126
Income taxes payable	10,434	15,331	163
Other current liabilities	536,291	632,025	6,720

Total current liabilities	5,928,966	7,190,860	76,457

Long-term liabilities
Long-term debt	5,555,112	6,876,849	73,119
Accrued pension and severance costs	8,191	11,752	125
Other long-term liabilities	520,252	724,337	7,702

Total long-term liabilities	6,083,555	7,612,938	80,946

Total Financial Services Businesses liabilities	12,012,521	14,803,798	157,403

Eliminations	(488,708)	(613,689)	(6,525)

Total liabilities	19,584,487	22,710,461	241,472

Total Toyota Motor Corporation shareholders’ equity	10,550,261	12,148,035	129,166

Noncontrolling interests	516,217	624,821	6,643

Total shareholders’ equity	11,066,478	12,772,856	135,809

Total liabilities and shareholders’ equity	¥30,650,965	¥35,483,317	$377,281

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of income -

	Yen in millions			U.S. dollars in millions
	For the years ended March 31,			For the year ended March 31,
	2011	2012	2013	2013
Non-Financial Services Businesses
Net revenues	¥17,826,986	¥17,534,872	¥20,943,634	$222,686

Costs and expenses
Cost of revenues	15,986,741	15,796,635	18,034,256	191,752
Selling, general and administrative	1,723,071	1,676,999	1,899,997	20,202

Total costs and expenses	17,709,812	17,473,634	19,934,253	211,954

Operating income	117,174	61,238	1,009,381	10,732

Other income (expense), net	88,840	69,935	79,837	849

Income before income taxes and equity in earnings of affiliated companies	206,014	131,173	1,089,218	11,581

Provision for income taxes	178,795	141,558	436,223	4,638
Equity in earnings of affiliated companies	214,229	196,544	230,078	2,446

Net income	241,448	186,159	883,073	9,389

Less: Net income attributable to noncontrolling interests	(54,055)	(82,181)	(119,359)	(1,269)

Net income attributable to Toyota Motor Corporation - Non-Financial Services Businesses	187,393	103,978	763,714	8,120

Financial Services Businesses
Net revenues	1,192,205	1,100,324	1,170,670	12,447

Costs and expenses
Cost of revenues	636,374	615,563	633,306	6,734
Selling, general and administrative	197,551	178,323	221,544	2,355

Total costs and expenses	833,925	793,886	854,850	9,089

Operating income	358,280	306,438	315,820	3,358

Other income (expense), net	1,349	(4,679)	(970)	(10)

Income before income taxes and equity in earnings of affiliated companies	359,629	301,759	314,850	3,348

Provision for income taxes	134,094	120,725	116,033	1,234
Equity in earnings of affiliated companies	787	1,157	1,441	15

Net income	226,322	182,191	200,258	2,129

Less: Net income attributable to noncontrolling interests	(3,251)	(2,566)	(1,961)	(21)

Net income attributable to Toyota Motor Corporation - Financial Services Businesses	223,071	179,625	198,297	2,108

Eliminations	(2,281)	(44)	152	2

Net income attributable to Toyota Motor Corporation	¥408,183	¥283,559	¥962,163	$10,230

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of cash flows -

	Yen in millions			Yen in millions
	For the year ended March 31, 2011			For the year ended March 31, 2012
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities
Net income	¥241,448	¥226,322	¥465,485	¥186,159	¥182,191	¥368,302
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	844,708	330,865	1,175,573	769,073	298,757	1,067,830
Provision for doubtful accounts and credit losses	1,806	2,334	4,140	5,843	3,780	9,623
Pension and severance costs, less payments	(24,867)	1,453	(23,414)	15,410	1,301	16,711
Losses on disposal of fixed assets	36,076	138	36,214	33,448	80	33,528
Unrealized losses on available-for-sale securities, net	7,915	—	7,915	53,831	—	53,831
Deferred income taxes	(17,258)	103,035	85,710	(82,792)	89,199	6,395
Equity in earnings of affiliated companies	(214,229)	(787)	(215,016)	(196,544)	(1,157)	(197,701)
Changes in operating assets and liabilities, and other	591,378	(106,416)	487,402	182,931	(73,020)	93,916

Net cash provided by operating activities	1,466,977	556,944	2,024,009	967,359	501,131	1,452,435

Cash flows from investing activities
Additions to finance receivables	—	(14,323,261)	(8,438,785)	—	(13,455,792)	(8,333,248)
Collection of and proceeds from sales of finance receivables	—	13,887,751	8,003,940	—	13,168,058	8,061,710
Additions to fixed assets excluding equipment leased to others	(621,302)	(8,024)	(629,326)	(713,867)	(9,670)	(723,537)
Additions to equipment leased to others	(78,559)	(983,306)	(1,061,865)	(135,054)	(673,491)	(808,545)
Proceeds from sales of fixed assets excluding equipment leased to others	50,742	600	51,342	36,203	430	36,633
Proceeds from sales of equipment leased to others	17,700	468,995	486,695	20,689	410,624	431,313
Purchases of marketable securities and security investments	(4,063,499)	(358,308)	(4,421,807)	(2,565,772)	(607,862)	(3,173,634)
Proceeds from sales of and maturity of marketable securities and security investments	3,423,618	292,538	3,716,156	2,227,812	629,013	2,856,825
Payment for additional investments in affiliated companies, net of cash acquired	(299)	—	(299)	(147)	—	(147)
Changes in investments and other assets, and other	394,479	18,303	177,605	213,957	(12,206)	209,972

Net cash used in investing activities	(877,120)	(1,004,712)	(2,116,344)	(916,179)	(550,896)	(1,442,658)

Cash flows from financing activities
Proceeds from issuance of long-term debt	15,318	2,934,588	2,931,436	39,803	2,379,152	2,394,807
Payments of long-term debt	(309,862)	(2,306,139)	(2,489,632)	(294,646)	(2,608,135)	(2,867,572)
Increase (decrease) in short-term borrowings	(86,884)	122,619	162,260	238,072	93,002	311,651
Dividends paid	(141,120)	—	(141,120)	(156,785)	—	(156,785)
Purchase of common stock, and other	(28,617)	—	(28,617)	(37,448)	—	(37,448)

Net cash provided by (used in) financing activities	(551,165)	751,068	434,327	(211,004)	(135,981)	(355,347)

Effect of exchange rate changes on cash and cash equivalents	(76,960)	(50,069)	(127,029)	(36,093)	(19,846)	(55,939)

Net increase (decrease) in cash and cash equivalents	(38,268)	253,231	214,963	(195,917)	(205,592)	(401,509)
Cash and cash equivalents at beginning of year	1,338,821	526,925	1,865,746	1,300,553	780,156	2,080,709

Cash and cash equivalents at end of year	¥1,300,553	¥780,156	¥2,080,709	¥1,104,636	¥574,564	¥1,679,200

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions			U.S. dollars in millions
	For the year ended March 31, 2013			For the year ended March 31, 2013
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities
Net income	¥883,073	¥200,258	¥1,083,482	$9,389	$2,129	$11,520
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	768,581	336,528	1,105,109	8,172	3,578	11,750
Provision for doubtful accounts and credit losses	1,745	25,622	27,367	19	272	291
Pension and severance costs, less payments	(23,514)	3,085	(20,429)	(250)	33	(217)
Losses on disposal of fixed assets	32,005	216	32,221	341	2	343
Unrealized losses on available-for-sale securities, net	2,104	—	2,104	22	—	22
Deferred income taxes	89,834	70,743	160,008	955	753	1,701
Equity in earnings of affiliated companies	(230,078)	(1,441)	(231,519)	(2,446)	(15)	(2,461)
Changes in operating assets and liabilities, and other	472,514	32,066	292,973	5,024	341	3,115

Net cash provided by operating activities	1,996,264	667,077	2,451,316	21,226	7,093	26,064

Cash flows from investing activities
Additions to finance receivables	—	(16,877,678)	(10,004,928)	—	(179,454)	(106,379)
Collection of and proceeds from sales of finance receivables	—	15,784,681	9,102,856	—	167,832	96,788
Additions to fixed assets excluding equipment leased to others	(839,756)	(14,805)	(854,561)	(8,929)	(157)	(9,086)
Additions to equipment leased to others	(129,070)	(990,521)	(1,119,591)	(1,372)	(10,532)	(11,904)
Proceeds from sales of fixed assets excluding equipment leased to others	38,051	1,140	39,191	405	12	417
Proceeds from sales of equipment leased to others	68,571	464,870	533,441	729	4,943	5,672
Purchases of marketable securities and security investments	(2,980,821)	(431,602)	(3,412,423)	(31,694)	(4,589)	(36,283)
Proceeds from sales of and maturity of marketable securities and security investments	2,285,566	383,525	2,669,091	24,301	4,078	28,379
Payment for additional investments in affiliated companies, net of cash acquired	16,216	—	16,216	172	—	172
Changes in investments and other assets, and other	17,206	(77,848)	3,396	183	(828)	36

Net cash used in investing activities	(1,524,037)	(1,758,238)	(3,027,312)	(16,205)	(18,695)	(32,188)

Cash flows from financing activities
Proceeds from issuance of long-term debt	182,114	3,089,484	3,191,223	1,937	32,849	33,931
Payments of long-term debt	(328,380)	(2,415,566)	(2,682,136)	(3,492)	(25,684)	(28,518)
Increase (decrease) in short-term borrowings	(162,782)	388,416	201,261	(1,731)	4,130	2,139
Dividends paid	(190,008)	—	(190,008)	(2,020)	—	(2,020)
Purchase of common stock, and other	(43,098)	—	(43,098)	(458)	—	(458)

Net cash provided (used in) financing activities	(542,154)	1,062,334	477,242	(5,764)	11,295	5,074

Effect of exchange rate changes on cash and cash equivalents	72,700	65,151	137,851	773	693	1,466

Net increase in cash and cash equivalents	2,773	36,324	39,097	30	386	416
Cash and cash equivalents at beginning of year	1,104,636	574,564	1,679,200	11,745	6,109	17,854

Cash and cash equivalents at end of year	¥1,107,409	¥610,888	¥1,718,297	$11,775	$6,495	$18,270

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per share for the years ended March 31, 2011, 2012 and 2013 are as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars in millions	U.S. dollars
	Net income attributable to Toyota Motor Corporation	Weighted- average shares	Net income attributable to Toyota Motor Corporation per share	Net income attributable to Toyota Motor Corporation	Net income attributable to Toyota Motor Corporation per share
For the year ended March 31, 2011
Basic net income attributable to Toyota Motor Corporation per common share	¥408,183	3,135,881	¥130.17
Effect of dilutive securities
Assumed exercise of dilutive stock options	(0)	34

Diluted net income attributable to Toyota Motor Corporation per common share	¥408,183	3,135,915	¥130.16

For the year ended March 31, 2012
Basic net income attributable to Toyota Motor Corporation per common share	¥283,559	3,143,470	¥90.21
Effect of dilutive securities
Assumed exercise of dilutive stock options	(3)	0

Diluted net income attributable to Toyota Motor Corporation per common share	¥283,556	3,143,470	¥90.20

For the year ended March 31, 2013
Basic net income attributable to Toyota Motor Corporation per common share	¥962,163	3,166,909	¥303.82	$10,230	$3.23
Effect of dilutive securities
Assumed exercise of dilutive stock options	(32)	246		(0)

Diluted net income attributable to Toyota Motor Corporation per common share	¥962,131	3,167,155	¥303.78	$10,230	$3.23

Stock options that were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the years ended March 31, 2011, 2012 and 2013 were 12,403 thousand shares, 12,530 thousand shares and 8,682 thousand shares, respectively, because the options’ exercise prices were greater than the average market price per common share during the period.

In addition to the disclosure requirements under U.S.GAAP, Toyota discloses the information below in order to provide financial statements users with valuable information.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows Toyota Motor Corporation shareholders’ equity per share as of March 31, 2012 and 2013. Toyota Motor Corporation shareholders’ equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders’ equities’ amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of the corresponding period.

	Yen in millions	Thousands of shares	Yen	U.S. dollars in millions	U.S. dollars
	Toyota Motor Corporation Shareholders’ equity	Shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation Shareholders’ equity per share	Toyota Motor Corporation Shareholders’ equity	Toyota Motor Corporation Shareholders’ equity per share
As of March 31, 2012	¥10,550,261	3,166,810	¥3,331.51
As of March 31, 2013	12,148,035	3,167,429	3,835.30	$129,166	$40.78

26. Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities

Level 3:	Unobservable inputs for assets or liabilities

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis at March 31, 2012 and 2013. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥485,119	¥223,385	¥—	¥708,504
Time deposits	—	50,000	—	50,000
Marketable securities and other securities investments
Public and corporate bonds	3,389,882	237,934	1,684	3,629,500
Common stocks	1,034,319	—	—	1,034,319
Other	40,619	428,737	—	469,356
Derivative financial instruments	—	289,931	7,565	297,496

Total	¥4,949,939	¥1,229,987	¥9,249	¥6,189,175

Liabilities
Derivative financial instruments	¥—	¥(180,347)	¥(2,826)	¥(183,173)

Total	¥—	¥(180,347)	¥(2,826)	¥(183,173)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥245,264	¥375,941	¥—	¥621,205
Time deposits	—	57,572	—	57,572
Marketable securities and other securities investments
Public and corporate bonds	3,753,451	792,806	6,889	4,553,146
Common stocks	1,401,183	—	—	1,401,183
Other	49,731	518,955	—	568,686
Derivative financial instruments	—	217,745	7,083	224,828

Total	¥5,449,629	¥1,963,019	¥13,972	¥7,426,620

Liabilities
Derivative financial instruments	¥—	¥(196,386)	¥(1,956)	¥(198,342)

Total	¥—	¥(196,386)	¥(1,956)	¥(198,342)

	U.S. dollars in millions
	March 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$2,608	$3,997	$—	$6,605
Time deposits	—	612	—	612
Marketable securities and other securities investments
Public and corporate bonds	39,909	8,430	73	48,412
Common stocks	14,898	—	—	14,898
Other	529	5,518	—	6,047
Derivative financial instruments	—	2,315	75	2,390

Total	$57,944	$20,872	$148	$78,964

Liabilities
Derivative financial instruments	$—	$(2,088)	$(21)	$(2,109)

Total	$—	$(2,088)	$(21)	$(2,109)

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include primarily government bonds and represent 60% of Japanese bonds, and 40% of U.S., European and other bonds as of March 31, 2012, and 49% of Japanese bonds, and 51% of U.S., European and other bonds as of March 31, 2013. Listed stocks on the Japanese stock markets represent 83% and 85% of common stocks as of March 31, 2012 and 2013, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. “Other” includes primarily investment trusts. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

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

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended March 31, 2011, 2012 and 2013:

	Yen in millions
	For the year ended March 31, 2011
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	¥13,134	¥5,892	¥19,026
Total gains (losses)
Included in earnings	433	31,338	31,771
Included in other comprehensive income (loss)	779	—	779
Purchases, issuances and settlements	(810)	(8,381)	(9,191)
Other	(13,536)	(22,055)	(35,591)

Balance at end of year	¥—	¥6,794	¥6,794

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2012
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	¥—	¥6,794	¥6,794
Total gains (losses)
Included in earnings	—	6,476	6,476
Included in other comprehensive income (loss)	—	—	—
Purchases and issuances	—	—	—
Settlements	—	(3,832)	(3,832)
Other	1,684	(4,699)	(3,015)

Balance at end of year	¥1,684	¥4,739	¥6,423

	Yen in millions
	For the year ended March 31, 2013
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	¥1,684	¥4,739	¥6,423
Total gains (losses)
Included in earnings	24	2,118	2,142
Included in other comprehensive income (loss)	58	—	58
Purchases and issuances	3,607	—	3,607
Settlements	(1,563)	(2,343)	(3,906)
Other	3,079	613	3,692

Balance at end of year	¥6,889	¥5,127	¥12,016

	U.S. dollars in millions
	For the year ended March 31, 2013
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	$18	$50	$68
Total gains (losses)
Included in earnings	0	22	22
Included in other comprehensive income (loss)	1	—	1
Purchases and issuances	38	—	38
Settlements	(16)	(25)	(41)
Other	32	7	39

Balance at end of year	$73	$54	$127

“Included in earnings” in marketable securities and other securities investments and derivative financial instruments are included in “Other income (loss), net” and “Cost of financing operations” in the accompanying consolidated statements of income, respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the reconciliation table above, derivative financial instruments are presented net of assets and liabilities. The other amount includes consolidated retained interests in securitized financial receivables of ¥(13,165) million, certain derivative financial instruments transferred into Level 2 due to be measured at observable inputs of ¥(21,413) million and the impact of currency translation adjustments for the year ended March 31, 2011, and includes the impacts of level transfers and currency translation adjustments for the year ended March 31, 2012, and includes the currency translation adjustments for the year ended March 31, 2013.

As of March 31, 2013, the Level 3 assets and liabilities measured at fair value on a recurring basis are not significant.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. During the years ended March 31, 2012 and 2013, Toyota measured certain finance receivables at fair value of ¥32,056 million and ¥32,974 million ($351 million) based on the collateral value, resulting in gains of ¥1,736 million and ¥978 million ($10 million). This fair value measurement on a nonrecurring basis is classified in Level 3. See note 21 to the consolidated financial statements for the fair value measurement. These Level 3 financial assets are not significant.

ITEM 19. EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation)

1.3	Amended and Restated Regulations of the Audit & Supervisory Board of the Registrant (English translation)

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation) (incorporated by reference to Exhibit 2.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009 filed with the SEC on June 24, 2009 (file no. 001-14948))

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York (predecessor of The Bank of New York Mellon), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 to Toyota’s Registration Statement on Form F-6, filed with the SEC on November 7, 2006 (file no. 333-138477))

2.3	Form of ADR (included in Exhibit 2.2)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation) (incorporated by reference to Exhibit 11.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011 filed with the SEC on June 24, 2011 (file no. 001-14948))

12.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ TAKUO SASAKI
Name:	Takuo Sasaki
Title:	Managing Officer

Date: June 24, 2013