Form 20-F
period 2014-03-31
TOYOTA MOTOR CORP/
filed 2014-06-24
CIK 1094517

As filed with the Securities and Exchange Commission on June 24, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2014

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

Hiroaki Shimizu

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,169,766,019 Shares of Common Stock (including 83,412,971 Shares of Common Stock in the form of American Depositary Shares) as of March 31, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes  ☒    No  ☐

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

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥102.92 = $1.00. This was the approximate exchange rate in Japan on March 31, 2014.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

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

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in forward-looking statements as a result of various factors. Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward-looking statements are identified in “Risk Factors” and elsewhere in this annual report, and include, among others:

(i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates;

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

	Year Ended March 31,
	2010	2011	2012	2013	2014
	(Yen in millions, except share and per share data)
Consolidated Statement of Income Data:
Automotive:
Revenues	17,197,428	17,337,320	16,994,546	20,419,100	23,781,404
Operating income (loss)	(86,370)	85,973	21,683	944,704	1,938,778
Financial Services:
Revenues	1,245,407	1,192,205	1,100,324	1,170,670	1,421,047
Operating income	246,927	358,280	306,438	315,820	294,891
All Other:
Revenues	947,615	972,252	1,048,915	1,066,461	1,151,280
Operating income (loss)	(8,860)	35,242	42,062	53,616	64,270
Elimination of intersegment:
Revenues	(439,477)	(508,089)	(560,132)	(592,039)	(661,820)
Operating income (loss)	(4,181)	(11,216)	(14,556)	6,748	(5,827)
Total Company:
Revenues	18,950,973	18,993,688	18,583,653	22,064,192	25,691,911
Operating income	147,516	468,279	355,627	1,320,888	2,292,112
Income before income taxes and equity in earnings of affiliated companies	291,468	563,290	432,873	1,403,649	2,441,080
Net income attributable to Toyota Motor Corporation	209,456	408,183	283,559	962,163	1,823,119
Net income attributable to Toyota Motor Corporation per share (yen):
Basic	66.79	130.17	90.21	303.82	575.30
Diluted	66.79	130.16	90.20	303.78	574.92
Shares used in computing net income attributable to Toyota Motor Corporation per share, basic (in thousands)	3,135,986	3,135,881	3,143,470	3,166,909	3,168,989
Shares used in computing net income attributable to Toyota Motor Corporation per share, diluted (in thousands)	3,135,998	3,135,915	3,143,470	3,167,155	3,170,911

	Year Ended March 31,
	2010	2011	2012	2013	2014
	(Yen in millions, except per share and numbers of vehicles sold data)
Consolidated Balance Sheet Data (end of period):
Total Assets:	30,349,287	29,818,166	30,650,965	35,483,317	41,437,473
Short-term debt, including current portion of long-term debt	5,497,997	5,951,836	5,963,269	6,793,956	7,780,483
Long-term debt, less current portion	7,015,409	6,449,220	6,042,277	7,337,824	8,546,910
Toyota Motor Corporation shareholders’ equity	10,359,723	10,332,371	10,550,261	12,148,035	14,469,148
Common stock	397,050	397,050	397,050	397,050	397,050
Other Data:
Dividends per share (yen)	45.0	50.0	50.0	90.0	165.0
Number of vehicles sold
Japan	2,162,418	1,913,117	2,070,799	2,278,796	2,365,410
North America	2,097,374	2,031,249	1,872,423	2,468,804	2,529,398
Europe	858,390	795,534	797,993	799,085	844,003
Asia	979,651	1,255,016	1,326,829	1,683,578	1,608,355
Other*	1,139,329	1,313,123	1,283,885	1,640,401	1,768,867

Worldwide total	7,237,162	7,308,039	7,351,929	8,870,664	9,116,033

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

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

In addition, under the Companies Act of Japan (the “Companies Act”), dividends may be paid to shareholders and pledgees of record as of any record date, other than those specified above, as set forth in Toyota’s articles of incorporation or as determined by its board of directors from time to time. Toyota’s articles of incorporation also permit Toyota to pay dividends, in addition to interim dividends mentioned in the preceding paragraph, by a resolution of its board of directors. Toyota has incorporated such a provision into its articles of incorporation in order to enable a flexible capital policy. Under the Companies Act, dividends may be distributed in cash or (except in the case of interim dividends mentioned in the preceding paragraph) in kind, subject to limitations on distributable surplus and to certain other conditions.

The following table sets forth the dividends declared by Toyota for each of the periods shown. The periods shown are the six months ended on that date. The U.S. dollar equivalents for the cash dividends shown are based on the noon buying rate for Japanese yen on the last date of each period set forth below.

	Cash Dividends per Share
Period Ended	Yen	U.S. dollars
September 30, 2009	20.0	0.22
March 31, 2010	25.0	0.26
September 30, 2010	20.0	0.24
March 31, 2011	30.0	0.36
September 30, 2011	20.0	0.25
March 31, 2012	30.0	0.36
September 30, 2012	30.0	0.38
March 31, 2013	60.0	0.63
September 30, 2013	65.0	0.66
March 31, 2014	100.0	0.97

The payment and the amount of any future dividends are dependent on the amount of Toyota’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Toyota deems the benefit of its shareholders as one of its priority management policies, and it continues to work to improve its corporate structure to realize sustainable growth in order to enhance its corporate value. Toyota will strive to continue to pay stable dividends aiming at a consolidated dividend payout ratio of 30% while giving due consideration to factors such as business results for each term, investment plans and its cash reserves. In order to successfully compete in this highly competitive industry, Toyota plans to utilize its internal funds for the early commercialization of next-generation environment and safety technologies, giving priority to customer safety and reliability. Considering these factors, an annual dividend of 165 yen per share was paid for fiscal 2014, consisting of a year-end dividend of 100 yen per share and an interim dividend of 65 yen per share.

In fiscal 2014, Toyota did not repurchase its own shares, excluding shares constituting less than one unit that were purchased by Toyota upon request. Since Toyota began repurchasing shares in fiscal 1997, the cumulative number of shares repurchased as of the end of March 2014 was 736.98 million shares at a total cost of ¥2,868.8 billion. The following table shows the approximate number of shares repurchased and the approximate cost of repurchase of those shares for each of the periods indicated:

	Year Ended March 31,
	2010	2011	2012	2013	2014
Number of shares repurchased	0	0	0	0	0
Amount paid	0	0	0	0	0

Toyota’s future share repurchases will be influenced by factors such as Toyota’s future earnings and financial position. For a further discussion of Toyota’s share repurchases, please see “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Exchange Rates

In parts of this annual report, yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translations was ¥102.92 = $1.00. This was the approximate exchange rate in Japan on March 31, 2014.

The following table sets forth information regarding the noon buying rates for Japanese yen in New York City as announced for customs purposes by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00 during the periods shown. At the end of May 2014, the noon buying rate was ¥101.77 = $1.00. The average exchange rate for the periods shown is the average of the month-end rates during the period.

Fiscal Year Ended or Ending March 31,	At End of Period	Average (of month-end rates)	High	Low
		(¥ per $1.00)
2010	93.40	92.49	100.71	86.12
2011	82.76	85.00	94.68	78.74
2012	82.41	78.86	85.26	75.72
2013	94.16	83.26	96.16	77.41
2014	102.98	100.46	105.25	92.96
2015 (through May 31, 2014)	101.77	101.96	103.94	101.26

Month Ended	High	Low
	(¥ per $1.00)
December 31, 2013	105.25	101.82
January 31, 2014	104.87	102.20
February 28, 2014	102.71	101.11
March 31, 2014	103.38	101.36
April 30, 2014	103.94	101.43
May 31, 2014	102.34	101.26

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

The worldwide automotive market is highly competitive. Toyota faces intense competition from automotive manufacturers in the markets in which it operates. Although the global economy continues to recover gradually, competition in the automotive industry has further intensified amidst difficult overall market conditions. In addition, competition is likely to further intensify in light of further continuing globalization in the worldwide automotive industry, possibly resulting in further industry reorganization. Factors affecting competition include product quality and features, safety, reliability, fuel economy, the amount of time required for innovation and development, pricing, customer service and financing terms. Increased competition may lead to lower vehicle unit sales, which may result in a further downward price pressure and adversely affect Toyota’s financial condition and results of operations. Toyota’s ability to adequately respond to the recent rapid changes in the automotive market and to maintain its competitiveness will be fundamental to its future success in existing and new markets and to maintain its market share. There can be no assurances that Toyota will be able to compete successfully in the future.

The worldwide automotive industry is highly volatile.

Each of the markets in which Toyota competes has been subject to considerable volatility in demand. Demand for vehicles depends to a large extent on social, political and economic conditions in a given market and the introduction of new vehicles and technologies. As Toyota’s revenues are derived from sales in markets worldwide, economic conditions in such markets are particularly important to Toyota. In Japan, the economy gradually recovered due to increasing personal consumption and last-minute demand spurred by the increase of the consumption tax. In the United States, the economy has seen ongoing gradual recovery mainly due to increasing personal consumption and the European economy has shown signs of recovery. Meanwhile, growth in emerging markets slowed down due to weakening currencies of emerging markets stemming from U.S. monetary easing beginning to be curtailed, increases in interest rates of emerging markets to protect the local currency, and political instability in some nations. The shifts in demand for automobiles is continuing, and it is unclear how this situation will transition in the future. Toyota’s financial condition and results of operations may be adversely affected if the shifts in demand for automobiles continues or progresses further. Demand may also be affected by factors directly impacting vehicle price or the cost of purchasing and operating vehicles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations (including tariffs, import regulation and other taxes). Volatility in demand may lead to lower vehicle unit sales, which may result in downward price pressure and adversely affect Toyota’s financial condition and results of operations.

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

ITEM  4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code of Japan and continues to exist under the Companies Act. Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd.). Toyota became a separate company on August 28, 1937. In 1982, the Toyota Motor Company and Toyota Motor Sales merged into one company, the Toyota Motor Corporation of today. As of March 31, 2014, Toyota operated through 542 consolidated subsidiaries (including variable interest entities) and 203 affiliated companies, of which 54 companies were accounted for through the equity method.

See “— Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures between April 1, 2011 and March 31, 2014 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota’s principal executive offices are located at 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota’s telephone number in Japan is +81-565-28-2121.

4.B BUSINESS OVERVIEW

Toyota primarily conducts business in the automotive industry. Toyota also conducts business in finance and other industries. Toyota sold 9,116 thousand vehicles in fiscal 2014 on a consolidated basis. Toyota had net revenues of ¥25,691.9 billion and net income attributable to Toyota Motor Corporation of ¥1,823.1 billion in fiscal 2014.

Toyota’s business segments are automotive operations, financial services operations and all other operations. The following table sets forth Toyota’s sales to external customers in each of its business segments for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2012	2013	2014
Automotive	16,964,378	20,378,762	23,733,855
Financial Services	1,071,737	1,150,042	1,379,267
All Other	547,538	535,388	578,789

Toyota’s automotive operations include the design, manufacture, assembly and sale of passenger cars, minivans and commercial vehicles such as trucks and related parts and accessories. Toyota’s financial services business consists primarily of providing financing to dealers and their customers for the purchase or lease of Toyota vehicles. Toyota’s financial services also provide retail leasing through the purchase of lease contracts originated by Toyota dealers. Related to Toyota’s automotive operations is its development of intelligent transport systems (“ITS”). Toyota’s all other operations business segment includes the design and manufacture of prefabricated housing, information technology related businesses including a web portal for automobile information called GAZOO.com, and sales promotions for KDDI communication related products (predominantly the au brand).

Toyota sells its vehicles in approximately 170 countries and regions. Toyota’s primary markets for its automobiles are Japan, North America, Europe and Asia. The following table sets forth Toyota’s sales to external customers in each of its geographical markets for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2012	2013	2014
Japan	7,293,804	7,910,456	8,532,875
North America	4,644,348	6,167,821	7,938,615
Europe	1,917,408	2,003,113	2,614,070
Asia	3,116,849	4,058,629	4,475,382
Other*	1,611,244	1,924,173	2,130,969

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

During fiscal 2014, 26.0% of Toyota’s automobile unit sales on a consolidated basis were in Japan, 27.7% were in North America, 9.3% were in Europe and 17.6% were in Asia. The remaining 19.4% of consolidated unit sales were in other markets.

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

The Worldwide Automotive Market

Toyota estimates that annual worldwide vehicle sales totaled approximately 86 million units in 2013.

Automobile sales are affected by a number of factors including:

•	social, political and economic conditions,

•	introduction of new vehicles and technologies, and

•	costs incurred by customers to purchase and operate automobiles.

These factors can cause consumer demand to vary substantially from year to year in different geographic markets and in individual categories of automobiles.

In fiscal 2014, the global economy experienced strengthening in developed countries including the United States and European countries, while growth in emerging markets slowed down due to weakening currencies of emerging markets stemming from U.S. monetary easing beginning to be curtailed, increases in interest rates of emerging markets to protect the local currency, and political instability in some nations. The automotive industry was also impacted by this trend. In fiscal 2013, with respect to developed countries, markets in the United States expanded. In addition, the prolonged downward pressure from the sovereign debt crisis and fiscal austerity measures has finally bottomed out in Europe. Further, in Japan, the market expanded as the economy picked up due to monetary easing and fiscal policies, among other factors. In emerging markets, the expansion of the Chinese market accelerated, reaching double-digit growth, but markets in other emerging countries slowed from the speed of expansion seen until the prior year.

However, in the medium- to long-term, Toyota expects the automotive market to grow driven principally by the growth in emerging markets. Global competition is expected to be severe, as competition in compact and low-price vehicles intensifies, and technological development and development of new products become more frequent with a heightened global awareness of the environment and more stringent fuel economy standards.

In 2013, China, North America, Europe, and Asia were the world’s largest automotive markets. The share of each market across the globe, which Toyota estimates based on the available automobile sales data in each country and region information, was 26% for China, 22% for North America (20% excluding Mexico and Puerto Rico), 21% for Europe, and 10% for Asia. In China, new vehicle sales increased to approximately 22.2 million units. In North America, new vehicle sales increased to approximately 18.5 million units. In Europe, new vehicle sales slightly decreased to approximately 18.0 million units. In Asia (including India but excluding Japan and China), new vehicle unit sales remained generally unchanged at approximately 9.0 million units.

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

As for our future business environment, the world economy is expected to benefit from ongoing moderate recovery in the U.S. and a gradual move toward recovery in Europe. Meanwhile, some emerging countries show signs of uncertainty. The Japanese economy is expected to remain on a recovery trend, backed by an improved environment for exports and the effects of various policy measures. Attention should be paid, however, to downside risks mainly from the continuing uncertainty of overseas economies especially in emerging countries, and the downturn in consumption following a surge in last-minute demand spurred by the consumption tax increase in Japan.

The automotive market is expected to see expansion mainly in the U.S.; however, amid the change in market structure, as seen in the expansion and diversification of demand for eco-cars backed by rising environmental consciousness and rapid advances in information and communication technology, fierce competition exists on a global scale.

In this severe business environment, the Toyota group is progressing steadily toward the realization of the Toyota Global Vision by strengthening competitiveness and realizing innovations in order to achieve sustainable growth. The Toyota group as a whole will continue to make greater efforts to address the following:

First, we will further pursue the manufacturing of “ever-better cars” based on the “Toyota New Global Architecture” (“TNGA”), a new framework for fundamentally reconsidering work procedures, in order to launch attractive products globally in a timely and efficient manner. For the Toyota brand, we intend to provide customers with attractive products such as next-generation eco-cars in developed countries, and establish a sustainable business base by reinforcing product competitiveness through the development of vehicles matched to various markets in emerging countries. For the Lexus brand, we intend to establish a global premium brand from Japan that is unbound by preconceptions.

Second, we intend to implement innovative activities to lead the future. In the automotive business, we plan to work toward the creation of values such as new lifestyles, and to foray into new fields with a venture spirit in the area of new businesses.

Third, we intend to promote activities to solidify our foundations in order to strengthen our competitiveness. We intend to improve our base for manufacturing “ever-better cars” through quality improvement, as well as through cost-reduction activities toward building a robust business base that will be little affected by changes in foreign exchange rates or the number of units manufactured or sold, the further promotion of human resource development for the enhancement of our global competitiveness, and business innovations using IT.

Based on these efforts, Toyota will contribute to realize “enriching lives of communities” through providing “ever-better cars” that exceed customer expectations. This is expected to encourage more customers to purchase Toyota cars and thereby lead to the establishment of a stable business base. By perpetuating this positive cycle, we will aim to realize sustainable growth and enhance corporate value. In addition, through full observance of corporate ethics such as compliance with applicable laws and regulations, Toyota will fulfill its social responsibilities by carrying out its Corporate Social Responsibility (CSR).

Automotive Operations

Toyota’s revenues from its automotive operations were ¥23,781.4 billion in fiscal 2014, ¥20,419.1 billion in fiscal 2013 and ¥16,994.5 billion in fiscal 2012.

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

In May 2008, Toyota introduced the hybrid version of the Crown, which is the signature model of the Toyota brand, in Japan. In April 2009, the Lexus RX450h, which is the fully remodeled Lexus RX400h, was successively introduced in Japan, North America and Europe. The Prius, whose name has become synonymous with hybrid vehicles, underwent its second full model change in May 2009. The hybrid vehicles HS250h and SAI were introduced in July 2009 and December 2009, respectively. In December 2009, Toyota began leasing the Prius plug-in hybrid equipped with a lithium ion battery targeted at certain corporate users including electrical power companies. In January 2011, the Lexus hybrid vehicle CT200h was also introduced. Further, Toyota introduced the Prius a (Prius Alpha) wagon in May 2011 and is planning further ways to enhance the Prius series lineup. Furthermore, Toyota has strengthened its hybrid lineup by introducing hybrid versions of the Camry in September 2011, the Alphard and the Vellfire in November 2011, the compact hybrid vehicle Aqua in December 2011, the Prius plug-in and the fully remodeled GS450h in January 2012, the Yaris HV in May 2012, ES300h in July 2012, the Auris HV in November 2012 and the Avalon HV, the fully remodeled Crown HV in December 2012, the fully remodeled IS300h in May 2013, the fully remodeled Corolla Axio HV/Corolla Fielder HV in August 2013, the fully remodeled Harrier HV in December 2013 and the fully remodeled Voxy HV/Noah HV in January 2014. Toyota anticipates strong growth in the hybrid vehicles area and will continue to introduce new models.

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

Conventional Engine Vehicles

Subcompact and Compact

Toyota’s subcompact and compact cars include the four-door Corolla sedan, which is one of Toyota’s best selling models. The Yaris, marketed as the Vitz in Japan, is a subcompact car designed to perform better and offer greater comfort than other compact cars available in the market, with low emissions that are particularly attractive to European consumers. In Japan, Toyota introduced the micropremium iQ in November 2008, the remodeled Passo in February 2010, the remodeled Ractis in November 2010, the remodeled Vitz in December 2010, the remodeled Corolla Axio/Fielder in May 2012, the remodeled Porte and its variant, the Spade, in

July 2012 and the remodeled Auris in August 2012. In India, Asia, China and other markets, Toyota introduced the Etios and Vios. In addition, Toyota introduced the AGYA, which is designed and manufactured by Daihatsu.

Mini-Vehicles

Mini-vehicles are manufactured and sold by Daihatsu. Daihatsu manufactures mini-vehicles, passenger vehicles, commercial vehicles and auto parts. Mini-vehicles are passenger cars, vans or trucks with engine displacements of 660 cubic centimeters or less. Daihatsu sold approximately 685 thousand mini-vehicles and 217 thousand automobiles on a consolidated basis during fiscal 2014. Daihatsu’s largest market is Japan, which accounted for approximately 80% of Daihatsu’s unit sales during fiscal 2014. From 2011, Toyota began to sell some mini-vehicles manufactured by Daihatsu under the Toyota brand.

Mid-Size

Toyota’s mid-size models include the Camry, which has been the best selling passenger car in the United States for sixteen of the past seventeen calendar years (from 1997 to present) and also for the last twelve consecutive years. The Camry was fully remodeled in August 2011. Camry sales in the United States for 2013 were approximately 408 thousand units (including Camry hybrids). In addition, Toyota’s other mid-size models include (i) the REIZ for the Chinese market, (ii) the Avensis, which was remodeled in November 2008 for the European market, and (iii) the Mark X, which was remodeled in October 2009 for the Japanese market.

Luxury & Large

In North America, Europe, Japan and other regions, Toyota’s luxury lineup consists primarily of vehicles sold under the Lexus brand name. Lexus passenger car models include the LS, the GS, the ES, the IS, the CT, and the LFA. Lexus models also include the LX, the GX, and the RX sold as luxury sport-utility vehicles in the United States. Toyota commenced sales of its luxury automobiles in Japan under the Lexus brand in August 2005. As of March 31, 2014, the Lexus brand lineup in Japan includes the LS, the GS, the HS, the IS, the CT, the RX, and the LFA. The Toyota brand’s full-size luxury car, the Avalon, was remodeled in October 2012, and the Crown was remodeled in December 2012. Toyota also sells the Century limousine in Japan.

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

Recreational and Sport-Utility Vehicles and Pickup Trucks

Toyota sells a variety of sport-utility vehicles and pickup trucks. Toyota sport-utility vehicles available in North America include the Sequoia, the 4Runner, the RAV4, the Highlander, the FJ Cruiser and the Land Cruiser, and pickup trucks available are the Tacoma and Tundra. The Tacoma, the Tundra, the Highlander and the Sequoia are manufactured in the United States. Toyota also offers three types of sport-utility vehicles under the Lexus brand, including the LX, the GX, and the RX. Toyota also manufactures the RX and RAV4 models in Canada. Toyota’s pickup truck, the Hilux, has been the best selling model of all Toyota cars sold in Thailand. In December 2008, Toyota introduced the new Venza in North America. The fully remodeled RX was introduced in 2009. In North America, the fully remodeled RAV4 was introduced in December 2012 and the fully remodeled Highlander was introduced in December 2013.

Minivans and Cabwagons

Toyota offers several basic models for the global minivan market. Its largest minivan, the Alphard was remodeled in May 2008 in Japan at the same time that the Vellfire was introduced. In addition, the Corolla Verso was introduced in December 2008 in Europe, and the Wish was remodeled in April 2009 and the Noah/Voxy was remodeled in January 2014 in Japan. Toyota’s other minivan models include, in Japan, the Estima, the Sienta, the Isis and, in North America, the Sienna.

Trucks and Buses

Toyota’s product lineup includes trucks (including vans) up to a gross vehicle weight of five tons and micro-buses, which are sold in Japan and in overseas markets. Trucks and buses are also manufactured and sold by Hino, a subsidiary of Toyota. Hino’s product lineup includes large trucks with a gross vehicle weight of over eleven tons, medium trucks with a gross vehicle weight of between five and eleven tons, and small trucks with a gross vehicle weight of up to five tons. As of fiscal 2014, Hino maintains a large share of the large truck market in Japan. Hino’s bus lineup includes medium to large buses used primarily as tour buses and public buses, small buses and micro-buses. Toyota and Hino maintain a large share of the small bus (including micro-buses) market in Japan.

Product Development

New cars introduced in Japan during fiscal 2014 and thereafter include the Corolla Axio HV/Fielder HV. Remodeled cars in Japan during fiscal 2014 and thereafter include the Crown Majesta, Noah/Voxy, and Harrier. New vehicles developed during fiscal 2014 and thereafter and introduced outside of Japan include the GS300h introduced in Europe. Remodeled cars outside of Japan during fiscal 2014 and thereafter include the Corolla and Highlander in both the United States and Europe.

In addition, the IMV product lineup based on the IMV project to optimize global manufacturing and supply systems is a lineup of strategic multipurpose vehicles produced from a single platform to meet market demand. The IMV product lineup includes, as of March 31, 2014, the Hilux, Fortuner, and Innova, one or all of which are available in all regions except for Japan.

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

	Year Ended March 31,
	2010		2011		2012		2013		2014
	Units	%	Units	%	Units	%	Units	%	Units	%
Market
Japan	2,162,418	29.9%	1,913,117	26.2%	2,070,799	28.2%	2,278,796	25.7%	2,365,410	26.0%
North America	2,097,374	29.0	2,031,249	27.8	1,872,423	25.5	2,468,804	27.8	2,529,398	27.7
Europe	858,390	11.9	795,534	10.9	797,993	10.8	799,085	9.0	844,003	9.3
Asia	979,651	13.5	1,255,016	17.2	1,326,829	18.0	1,683,578	19.0	1,608,355	17.6
Other*	1,139,329	15.7	1,313,123	17.9	1,283,885	17.5	1,640,401	18.5	1,768,867	19.4

Total	7,237,162	100.0%	7,308,039	100.0%	7,351,929	100.0%	8,870,664	100.0%	9,116,033	100.0%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

The following table sets forth Toyota’s vehicle unit sales and market share in Japan, North America, Europe and Asia on a retail basis for the periods shown. Each market’s total sales and Toyota’s sales represent new vehicle registrations in the relevant year (except for the Asia market where vehicle registration does not necessarily apply). All information on Japan excludes mini-vehicles. The sales information contained below excludes unit sales by Daihatsu and Hino, each a consolidated subsidiary of Toyota. Vehicle unit sales in Asia do not include sales in China.

	(Thousands of Units)
	Fiscal Year Ended March 31,
	2010	2011	2012	2013	2014
Japan:
Total market sales (excluding mini-vehicles)	3,184	2,975	3,067	3,242	3,433
Toyota sales (retail basis, excluding mini-vehicles)	1,535	1,407	1,396	1,570	1,605
Toyota market share	48.2%	47.3%	45.5%	48.4%	46.7%

	(Thousands of Units)
	Calendar Year Ended December 31,
	2009	2010	2011	2012	2013
North America:
Total market sales	12,705	14,058	15,417	17,153	18,514
Toyota sales (retail basis)	2,053	2,008	1,880	2,360	2,520
Toyota market share	16.2%	14.3%	12.2%	13.8%	13.6%

Europe:
Total market sales	18,314	18,368	19,074	18,171	18,009
Toyota sales (retail basis)	905	808	820	838	848
Toyota market share	4.9%	4.4%	4.3%	4.6%	4.7%

Asia (excluding China):
Total market sales	5,951	7,430	7,861	8,986	8,899
Toyota sales (retail basis)	779	991	1,055	1,487	1,427
Toyota market share	13.1%	13.3%	13.4%	16.5%	16.0%

Japan

Japan is one of the leading countries with respect to technological advancements and improvements and will continue to demonstrate such strength. Toyota strives to earn customer satisfaction by introducing products distinctive of Japan’s manufacturing ability such as value-added products including Lexus models, hybrid vehicles, vehicles with 3-seat rows and mini-vehicles. Toyota’s consolidated vehicle sales in Japan in fiscal 2014 was 2,365 thousand units, an increase of 86 thousand units in comparison with the previous year. Toyota endeavors to secure and maintain its large share of and position atop the Japanese market. Toyota held a domestic market share (excluding mini-vehicles) on a retail basis of 45.5% in fiscal 2012, 48.4% in fiscal 2013 and 46.7% in fiscal 2014.

Although Toyota’s principle is to conduct production in regions where it enjoys true competitiveness, it considers Japan to be the source of its good manufacturing practices. Toyota supports its operations worldwide through measures such as the development of new technologies and products, low-volume vehicles to complement local production, production of global vehicle models which straddle multiple regions, and supporting overseas factories. Toyota will also launch the implementation of the new platform and the new unit for TNGA globally, with Japan at the core. In Japan, Toyota is implementing flexible production based on market needs, in order to support its large share of domestic sales.

In January 2011, Central Motor Co., Ltd., Toyota’s subsidiary, began production at its Tohoku plant, implementing innovative production technology that realizes cost reductions. The Tohoku plant produces compact vehicles such as the Yaris sedan and the Corolla Axio. In addition, Kanto Auto Works, Ltd. became a wholly-owned subsidiary of Toyota in January 2012. In July 2012, Toyota integrated Central Motor Co., Ltd., Kanto Auto Works, Ltd. and Toyota Motor Tohoku Corporation to establish Toyota Motor East Japan, Inc. as a new company. This integration is intended to enable Toyota Motor East Japan, Inc. to design, develop, and produce globally competitive compact cars, manufacture auto parts, and support Toyota’s overseas operations. Toyota has established three domestic production bases, each of which are in the Tokai, Kyushu, and Tohoku regions.

In January 2012, Toyota Auto Body Co., Ltd. became a wholly-owned subsidiary of Toyota. Toyota Auto Body Co., Ltd. is primarily responsible for integrating the planning, development, and production of minivans, commercial vehicles, SUVs, etc.

Since Toyota formed an alliance with Fuji Heavy Industries, Ltd. (“FHI”) in 2005, Toyota and FHI have utilized each other’s resources in development and production. In April 2008, in order to create synergy and to further strengthen competitiveness, Toyota, Daihatsu and FHI agreed on the following three points: (1) Toyota and FHI will jointly develop a compact rear-wheel-drive sports car that will be marketed by both Toyota and FHI, (2) Toyota will provide FHI with a compact car on an original equipment manufacturing basis (“OEM”) and (3) Daihatsu will supply FHI with mini-vehicles and an FHI version of the Daihatsu Coo compact car on an OEM basis. In order to promote a smooth cooperation, FHI transferred 61 million FHI shares owned by FHI to Toyota in July 2008. As a result of this transfer, Toyota owns 16.5% of FHI issued shares. While Toyota vehicles have been manufactured at FHI’s North American production center, Subaru of Indiana Automotive, Inc., since 2007, Toyota and FHI have decided to cease such production in the fall of 2016, and the collaboration between Toyota and FHI will shift going forward to collaboration focusing on products and technology.

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

In the North American region, of which the U.S. is the center, Toyota has a wide product lineup (excluding large trucks and buses), and sold 2,529 thousand vehicles on a consolidated basis in fiscal 2014. This represents approximately 28% of Toyota’s total unit sales on a consolidated basis. The U.S., in particular, is the largest market in the North American region, accounting for 89% of the retail sales of Toyota in such region. Sales figures for fiscal 2014 were 102.5% of those in the previous fiscal year.

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

Since the introduction of the LS and ES models under the premium brand model, Lexus, in the United States in 1989, Toyota has expanded its Lexus sales with models including the GS, IS and RX, etc. In 2012, Toyota introduced the all-new GS and ES models, and unit sales reached 244 thousand units. Toyota is seeking to further increase sales through the introduction of the new IS model in 2013.

Toyota is continuing to revise its production in North America in response to changes in market conditions. Toyota discontinued the joint production of the Tundra in its Indiana and Texas plants, and designated the Texas plant as the sole production facility for the Tundra in November 2008. Also in November 2008, Toyota’s Kentucky plant commenced production of the new Venza model, and a decision was made to commence production of the Lexus ES350 for sale in the North America market starting by summer of 2015. At the Indiana plant, local production of the Highlander began in October 2009 and in November 2013, Toyota increased production capacity at the plant to coincide with the shift to the next generation model. Toyota also increased production capacity of auto parts at its automatic transmission plant in West Virginia in January 2014, and increased production capacity of engine plants in Kentucky and Alabama in August 2013 and January 2014, respectively, to meet the expanded production capacities of vehicles in the U.S. The Woodstock plant in Canada commenced production of the RAV4 in November 2008 and the production capacity at the Woodstock plant increased from 150 to 200 thousand units per year in January 2013. Also, Toyota commenced production of the RX450h hybrid model at its Cambridge plant in April 2014.

On the other hand, due to the termination of the NUMMI joint venture with GM in the middle of 2009, Toyota ceased placing orders for the Tacoma and Corolla with NUMMI and production was stopped at the NUMMI plant in April 2010. Equipment utilized in the production of the Tacoma model was transferred to the Texas plant, where production of the Tacoma began in July 2010. The Corolla was produced and supplied by the Cambridge plant in Canada, and finished vehicles were exported into North America from the Takaoka plant and Kanto Auto Works, Ltd. in Japan. Starting October 2011, Toyota, instead of importing from Japan, has begun production of the Corolla at its Mississippi plant. Furthermore, in November 2012, Toyota came to an agreement with Mazda Motor Corporation under which Toyota-brand light vehicles for sale mainly in North America will be produced at Mazda’s new plant in Mexico.

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

In April 2014, Toyota decided to relocate its North American headquarters for manufacturing, sales and marketing, financial services and other functions to the city of Plano in northern Dallas, Texas. By unifying its North American operations, Toyota plans to promote collaboration and efficiencies across functions, position itself to deliver “ever-better cars” to customers and work towards realizing sustainable growth in the North America market. The relocation is expected to take place following the completion of the construction of the new headquarters in late 2016 or early 2017.

Europe

While competition continues to intensify, Toyota has expanded its lineup of hybrid models and has entered into supply agreements with BMW and PSA for diesel engines and light commercial vehicles, respectively. As a result, Toyota launched the BMW engine-equipped Verso and plans to expand to other models in the future. Toyota also began sales of light commercial vehicles supplied by PSA from mid-2013. In addition, Toyota is actively promoting production and sales measures that meet local demand by reevaluating its sales network periodically and strengthening its value chain including used car dealerships, after-sales services and finance and insurance services.

In 2013, while the European market continued a downturn in the first half of the year, the market performance recovered starting mid-year mainly in Western European countries.

Sales in 2013 in Europe exceeded the previous year’s figures due to the introduction of new models, recovery in Western Europe and sales increases in Russia and other emerging markets. Toyota aims to further increase its sales with the expansion of its product lineup while being attentive to market risks. Toyota’s consolidated vehicle sales in Europe in fiscal 2014 was 844 thousand units, an increase of 5.6% from fiscal 2013.

Toyota has in the past increased local production in response to sales growth, establishing Toyota Motor Manufacturing (UK) Ltd. (“TMUK”) in 1992, Toyota Motor Manufacturing Turkey Inc. (“TMMT”) in 1994 and Toyota Motor Manufacturing France S.A.S. (“TMMF”) in 2001 as vehicle supply factories to Europe. Further, in 2005, Toyota Peugeot Citroën Automobile was formed as a result of a joint venture with PSA Peugeot Citroën, allowing for the expansion of local production. However, in response to the downturn of the market resulting from the economic crisis in Europe, Toyota promptly reduced personnel and made adjustments to its plant operations. In addition, in light of the current levels of demand in the United Kingdom, TMUK limited its production to one production line at its Burnaston plant. At the same time, due to the weakening market, other operations also conducted measures such as adoption of a one-shift production system at TMMT and change from a three-shift to a two-shift production system at Toyota Motor Manufacturing Poland SP.zo.o. To increase the utilization rate of these factories, Toyota began to transfer the production of the Corolla from South Africa to TMMT and commenced exporting the TMMF Yaris to North America in 2013.

Toyota opened Toyota Motor Manufacturing Russia (“TMMR”) in 2007 as a base for its manufacturing operations in the Russian market, where future growth is expected. A two-shift production system started in September 2012 and the production capacity was increased from 20,000 units to 50,000 units per year. In addition, Toyota decided in September 2013 to manufacture a second model, namely the RAV4. Moreover, OOO “Toyota Motor” and TMMR were merged into one company at the end of 2013 to strengthen the business base and promote coordination of manufacturing and sales operations. In addition, Toyota commenced contract assembly of SUVs by Sollers Bussan in Vladivostok in the spring of 2013. Toyota commenced complete knock down, or CKD, production of SUVs in Kazakhstan beginning in the spring of 2014 and held a line-off ceremony in June 2014.

Toyota’s principal European markets are Germany, France, the United Kingdom, Italy, Spain and Russia. Toyota’s principal competitors in Europe are Volkswagen, Renault, Ford, Opel and Peugeot, as well as Korean manufacturers Hyundai and Kia.

Asia

Toyota’s consolidated vehicle sales in Asia (including China) in fiscal 2014 was 1,609 thousand units, a decrease of 4.5% from fiscal 2013.

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

In this region, Toyota plans to further strengthen and solidify its business foundations by improving its product line-up, expanding local procurement, and increasing production capacities. For example, Toyota began producing IMV models (the Hilux, Fortuner and Innova) in Thailand, Indonesia, India, the Philippines and Malaysia in fiscal 2005 and in Vietnam in fiscal 2006. Furthermore, with increased production capacity, the Thailand plant now produces IMV models (the Hilux and Fortuner) for sale outside of Asia, including in Australia and in the Middle East, and has contributed greatly to the expansion of Toyota’s automotive business. Furthermore, as part of Toyota’s efforts to expand business going forward, Toyota Motor Thailand Co., Ltd., Toyota’s vehicle production base in Thailand, commenced production of the Camry hybrid in May 2009 and Prius in November 2011. Toyota also started operation of its second Gateway plant in 2013, which increased production capacity by 80 thousand units, and increased production capacity in Thailand to 810 thousand units. In India, Toyota has expanded its business by constructing a second plant with an annual production capacity of 70 thousand units, Toyota has also commenced production and sales of the Etios compact model designed specifically for the Indian market in December 2010. Furthermore, Toyota increased production capacity in India during 2012 and 2013 to 210 thousand units. Toyota began exporting the gasoline-fueled model of the Etios to South Africa from India in April 2012. Moreover, Toyota commenced operation of a second plant in Karawang, Indonesia, at the beginning of 2013 in order to meet the diverse customer needs and the expanding market. Toyota increased the initial production capacity of 70 thousand units per year to 120 thousand units per year in the beginning of 2014. In addition, in 2012 Toyota began production and sales of the Camry hybrid in Taiwan, to accommodate the spread of environmentally-friendly vehicles. In light of the Korea-USA FTA conclusion, moreover, Toyota has begun sales of the U.S. produced Camry in Korea since January 2012.

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

In China, Toyota has been conducting joint ventures with two major partners. First, with respect to the joint venture with China FAW Group Corporation, since Toyota first launched the Vios through the joint venture in 2002, Toyota has been producing and selling nine car models in China, including the Land Cruiser Prado, Land Cruiser, Corolla, Crown, REIZ, Coaster, RAV4 and Prius. With regard to increasing production capacity, in May 2007, Toyota commenced production of the new Corolla on the third line of the Tianjin Teda plant, which has an annual production capacity of 200 thousand units, and commenced production of the RAV4 on the same line in March 2009. At a new factory in Changchun, China, which has an annual production capacity of 100 thousand units, Toyota began producing the Corolla in May 2012 and the RAV4 in August 2013. Toyota also plans to increase the annual production capacity of the plant in Sichuan from 30 thousand units to 50 thousand units in the spring of 2015 to increase the production of Prado. Guangzhou Toyota Motor Co., Ltd., a joint venture between Toyota and Guangzhou Automobile Group Co., Ltd., commenced production of the Camry in May 2006 with an annual production capacity of 100 thousand units on a single shift basis and, by late 2006, it expanded its annual production capacity to 200 thousand units on a double shift basis. In addition, it commenced production of the Yaris in May 2008, and the second Guangzhou line commenced production of the Highlander in May 2009 and the E’z in June 2011. In 2014, Toyota opened a plant in Changshu in Jiangsu, China for the production of the CVT. Toyota also plans to open a plant to produce hybrid vehicle batteries in 2015.

Total vehicle sales in the Chinese market increased 14% from 19.43 million in 2012 to 22.19 million in 2013. In this market, Toyota’s sales in 2013 were 920 thousand vehicles, up 9% from the previous year. In the passenger vehicle market (15.99 million units), Toyota had a market share of 6%. In the 2013 market, favorable conditions in the less-than-1.6 liter market continued, and the SUV market expanded as a result of customers’

value diversification. As for Toyota’s distribution network, Toyota has been expanding the distribution network for locally produced vehicles in cooperation with Chinese joint venture partners under Tianjin FAW Toyota Motor Co., Ltd. and Guanqi Toyota Motor Co., Ltd., and for imported vehicles, Toyota has also been expanding primarily the Lexus brand sales network. Toyota plans to further increase sales by expanding the number of dealers and the product lineup for both locally produced and imported vehicles, particularly inland. In addition, as the market in China develops, Toyota plans to promote the so-called “Value Chain” businesses such as used cars, services, financing and insurance.

South and Central America, Oceania, Africa and the Middle East

Toyota’s consolidated vehicle sales in South and Central America, Oceania, Africa and the Middle East (collectively, the “Four Regions”) in fiscal 2014 was 1,769 thousand units, an increase of 7.8% from fiscal 2013. The increase was due to factors such as the strong sales of the Etios. The core models in this region are global models such as the Corolla, IMV (the Hilux) and Camry, which are designed to satisfy regional demands, while keeping production costs down by using common platforms and core parts and components with vehicle models in other regions. Furthermore, in order to increase production of IMV models, Toyota expanded the annual production capacity of its Argentina factory from 70 thousand units to 90 thousand units during the second half of 2011. In order to expand business in Brazil, Toyota constructed a new factory in Sorocaba with an annual production capacity of 70 thousand units, and in September 2012, began production and sales of the compact vehicles introduced to the Indian market. Further, Toyota began local production of the Fortuner in Egypt in April 2012.

Toyota decided to end production of vehicles and engines at Toyota Motor Corporation Australia Ltd. by the end of 2017. Specific measures will be evaluated through discussions with employees, suppliers, government entities and local communities.

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

Production

Toyota and its affiliated companies produce automobiles and related parts and components through more than 50 overseas manufacturing companies in 27 countries and regions besides Japan. Toyota’s major manufacturing facilities include plants in Japan, the United States, Canada, the United Kingdom, France, Turkey, Thailand, China, Taiwan, India, Indonesia, South Africa, Australia, Argentina and Brazil. Daihatsu brand vehicles are produced at 4 factories in Japan and 3 manufacturing companies in 3 other countries, including Indonesia and Malaysia. Hino brand vehicles are produced at 2 factories in Japan and 10 manufacturing companies in 10 countries, including Indonesia and Thailand. For a listing of Toyota’s principal production facilities, see “Information on the Company — Property, Plants and Equipment”.

In promoting a sustainable growth strategy, establishing a system capable of providing optimal supply of products in the global market is integral to Toyota’s strategy. In May 2010, Toyota announced its production strategy aimed at achieving an optimal supply system in the global market. For example, Toyota will increase its local production capacities to meet a wide range of growing customer demands in a timely manner in emerging countries such as China and India. On the other hand, in developed countries with mature markets, Toyota will reconsider production models to respond to changes in market demand and establish a flexible and efficient production system that can withstand currency fluctuations. In 2013, 76.3% of Toyota vehicles sold in overseas markets were manufactured in overseas plants by Toyota and its unconsolidated affiliated companies. In 2013, approximately 73.7% of Toyota vehicles sold in North America were produced in North America. Of the vehicles sold in Europe in 2013, approximately 69.4% were produced in Europe. In fiscal 2014, Toyota produced on a consolidated basis 4,345 thousand vehicles in Japan and 4,687 thousand vehicles overseas, compared to 4,276 thousand vehicles in Japan and 4,422 thousand vehicles overseas in fiscal 2013.

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

	Year Ended March 31,
	2010	2011	2012	2013	2014
Units Produced	6,809,440	7,169,721	7,435,781	8,698,454	9,032,165

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

Currently, Toyota is working company-wide towards the production of “ever-better cars”. The production engineering and manufacturing divisions are developing Toyota’s own innovative production systems, equipment and processing technologies, and deploying them in production lines in order to produce vehicles that create excitement, joy and fun for customers through truly competitive manufacturing methods.

Distribution

Toyota’s automotive sales distribution network is the largest in Japan. As of March 31, 2014, this network consisted of 281 dealers employing approximately 34 thousand sales personnel and operating approximately 4.7 thousand sales and service outlets. Toyota owns 15 of these dealers and the remainder are independent.

Toyota believes that this extensive sales network has been an important factor in its success in the Japanese market. A large number of the cars sold in Japan are purchased from salespersons who visit customers in their homes or offices. In recent years, however, the traditional method of sales through home visits is being replaced by showroom sales and the percentage of automobile purchases through showrooms has been gradually increasing. Toyota expects this trend to continue, and accordingly, is working to improve its sales activities such as customer reception and meticulous service at showrooms to increase customer satisfaction.

Sales of Toyota vehicles in Japan are conducted through four sales channels — “Toyota”, “Toyopet”, “Corolla” and “Netz”. In addition, Toyota introduced the Lexus brand to the Japanese market in August 2005, and currently distributes the Lexus brand vehicles through a network of 173 sales outlets in order to enhance its competitiveness in the domestic luxury automobile market. The following table provides information for each channel as of March 31, 2014.

	Dealers
Channel	Toyota Owned	Independent	Total	Market Focus
Toyota	4	45	49	Luxury channel for Toyota brand vehicles
Toyopet	4	48	52	Leading channel for the medium market
Corolla	4	70	74	Volume retail channel centering on compact models
Netz	3	103	106	Sales channel targeting customers with new values for the 21st century

Brand			Sales Outlets	Market Focus
Lexus			173	Premium brand

Outside Japan, Toyota vehicles are sold through approximately 170 distributors in approximately 190 countries and regions. Through these distributors, Toyota maintains networks of dealers. The chart below shows the number of Toyota distributors as of March 31, 2014 by country and region:

Country/Region	Number of Countries	Number of Distributors
North America	3	5
Europe	56	30
China	1	4
Asia (excluding China)	17	12
Oceania	17	15
Middle East	17	16
Africa	54	45
Central and South America	30	41

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

•	implementing Ryohin-Renka Cost Innovation (“RR-CI”) activity, which aims at the elimination of waste in all processes from design to production while ensuring the reliability and safety of each part,

•	applying advanced information technologies to improve efficiency throughout the product development and production processes,

•	increasing the focus on global purchasing opportunities to optimize purchasing from suppliers,

•	streamlining production systems, and

•	improving the efficiency of domestic and international distribution.

Toyota is further improving production efficiency by installing more versatile equipment and systems, modifying vehicle body designs to allow for a greater variety of models on each production line and sharing more parts among vehicles, not simply among different models, but also among different platforms.

In April 2012, Toyota announced a new development framework, the TNGA, which reconciles sweeping advances in product appeal with cost reductions. The new framework sets forth an architecture that incorporates not only the three fundamental vehicle functions of moving, turning and stopping, but also ergonomics such as driving position as well as freedom of design. Toyota plans to efficiently develop cars with high basic-performance attributes by developing parts and modules based on this architecture. The TNGA provides for handling multiple models simultaneously in grouped development projects that will increase the sharing of parts and core vehicle components. This sharing, carried out in cooperation with suppliers, will result in lowered costs, thereby allowing developmental manpower and funds to be divided between R&D to meet consumer preferences and R&D to meet regional needs, resulting in further product improvement.

By April 2013, Toyota established systems to rapidly promote the TNGA. Toyota is promoting company-wide activities to reevaluate the way it does business from the ground up in order to continue to produce high-quality, profitable and attractive cars.

Enhancing Vehicle Functionality and Realizing a Smart Mobility Society

Toyota is striving to realize a smart mobility society in which people feel at ease and excited about being in cars and in everyday life by connecting vehicles, people and communities in order to meet the needs of rapidly changing societies, including the falling birth rate and aging populations in developed nations and an increasingly diverse range of energy sources, among others. In particular, Toyota aims to contribute to an affluent lifestyle that offers peace of mind by enhancing vehicle functionality that will increase the attractiveness of vehicles and the excitement of driving, enhancing transport systems that make being in cars more comfortable and more environmentally friendly, and realizing Smart Communities that aim for optimization of local energy use and establishment of a low-carbon emission transportation system.

Enhancing Vehicle Functionality — Information service functions

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

In addition to the above, Toyota also operates a Japanese-language web portal for automobile information, GAZOO.com. The name “Gazoo” originates from the Japanese word gazo meaning images. Gazoo was established as a membership Internet service linking Toyota, its national dealer network and Gazoo members, and has provided information on new and used Toyota vehicles and related services as well as online shopping capabilities. As an interactive portal for automobiles, in addition to information on Toyota vehicles, Gazoo currently provides information on other automobile companies and also offers a rich blogging feature. In addition, Gazoo features GAZOO Racing and Gazoo mura, through which Toyota aims to expand the fan base of car enthusiasts by promoting activities such as interactive motor sports that enable customers to experience the enjoyment that cars offer to further complement its content line-up. Toyota utilized its GAZOO technology to further expand its automobile information service by launching the G-BOOK telematics service in Japan in fall 2002 and G-Link, which is a service exclusive to Lexus, in August 2005. Toyota also offers a theft detection system, vehicle tracking service, operator support service as standard to enhance services aiming to provide safety, security and comfort for G-BOOK and G-Link users in their lifestyle using vehicles. With G-BOOK mX announced in April 2007, Toyota started offering services that allow drivers to use more convenient navigation systems such as “Map-on-Demand” — the world’s first technology for automatically updating map data. Also, Toyota has further strengthened its linkage between Gazoo and G-BOOK and has, for example, allowed map information searched on a blog on GAZOO.com to be used on G-BOOK, further maturing as a comprehensive telematics service. In Japan, Toyota is seeking to promote the use of the G-BOOK by equipping all Lexus models and certain Crown models with the G-BOOK as a standard feature. Toyota has also licensed its G-BOOK technology to certain other competitors in Japan. Toyota is applying the technology and experience which it has accumulated in Japan to regions outside Japan. G-BOOK services have been available in China since March 2009, and its unique telematics services in the United States was launched in August 2009. In addition, Toyota began offering telematics services for smartphones in December 2010 in Japan, and began to offer the same service in Thailand in March 2012 and the Middle East (UAE, Qatar and Lebanon) in January 2014. In June 2014, Toyota announced “T-Connect,” a next-generation service to follow G-BOOK, and plans to launch this new service in August 2014. In addition to conventional telematics services, T-Connect plans to provide additional services and functions through the distribution of applications to vehicle equipment, as well as destination and other information searches through the adoption of a voice recognition system.

In addition, in March 2004, Toyota launched its CRM (Customer Relationship Management) system called e-CRB (evolutionary Customer Relationship Building) in Thailand. e-CRB builds on a technology cultivated through the development of Gazoo and G-BOOK and offers its customers a variety of services such as providing information of new vehicles, accepting requests for brochures and estimates and notifying customers when it is time for maintenance by keeping track of the vehicle’s maintenance history and mileage. In addition, e-CRB offers an advanced operation system that can be utilized comprehensively at dealers including new and used cars and services. Toyota is promoting e-CRB in countries such as China, Thailand, Australia, India and Brazil where steady progress has been made as the service-in ratio has increased. In 2013, Toyota introduced the next-generation e-CRB that adopts tablet terminals (portable information processing terminals) in China. These tablet terminals are supporting the improvement of customer satisfaction at points of sale and in after-sale service.

Also, Toyota introduced a system called Sales Logistics Integrated Management (“SLIM”) in Guangzhou, China and India. By utilizing real sales information and linking with production and distribution, Toyota is able to realize the Just-in-Time production system of producing and delivering only the number of vehicles that have been sold. SLIM has been recognized to significantly increase the freshness of inventory and improve cash flow.

In September 2010, Toyota announced its smart-grid initiatives, which are intended to demonstrate efficient energy use toward the realization of a low-carbon and energy-saving society. By utilizing technology cultivated through the Internet and telematics services mentioned above, Toyota developed the Toyota Smart Center (“TSC”) that optimally controls electricity and links EV (electric vehicles) and PHV (plug-in hybrid vehicles) with homes, and conducted in Rokkasho Village in Aomori, a demonstration project aimed to reduce overall CO2 emissions and users’ electricity costs. In addition, in order to develop a global platform of the TSC, Toyota announced a partnership with Microsoft Corp. in April 2011 and a partnership with Salesforce.com in May 2011. Toyota plans to utilize the cloud technology of these two companies in its Internet and telematics services to build a framework for TSC’s global implementation. In January 2012, Toyota began eConnect for PHV and “TOYOTA friend” services. In May 2013, Toyota utilized the latest version of Microsoft’s SharePoint to comprehensively redesign GAZOO, the automobile information portal site. Toyota is also developing its “Big Data Traffic Information Service,” a new kind of traffic-information service utilizing big data including vehicle locations and speeds, road conditions and other parameters collected and stored via telematics services. Based on such data, traffic information, statistics and other related information can be provided to local governments, universities and businesses to aid traffic flow improvement, provide map information services and assist disaster prevention measures. In June 2013, Toyota started accepting applications to use the service from local governments and businesses across Japan. Going forward, Toyota plans to continue to work with new information technologies and the IT industry to establish a framework for TSC’s global implementation and to realize a mobility society in the future.

Enhancing Vehicle Functionality — Driving Assistance Functions

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

Enhancing Transport Systems

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

Toyota is committed to developing new ITS products. Toyota believes that intelligent transport systems will become an integral part of its overall automotive operations and enhance the competitiveness of its vehicles. As familiarity with and demand for ITS products grow, Toyota expects an increasing number of ITS products to become commercially available and achieve greater acceptance each year.

Smart Communities

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

Financial Services

Toyota’s financial services include loan programs and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value-added service. In July 2000, Toyota established a wholly-owned subsidiary, Toyota Financial Services Corporation (“TFSC”), to oversee the management of Toyota’s finance companies worldwide, through which Toyota aims to strengthen the overall competitiveness of its financial business, improve risk management and streamline decision-making processes. Toyota plans to expand its network of financial services, in accordance with its strategy of developing auto-related financing businesses in significant markets. Accordingly, Toyota currently operates financial services companies in 35 countries and regions, which support its automotive operations globally.

Toyota’s revenues from its financial services operations were ¥1,421.0 billion in fiscal 2014, ¥1,170.6 billion in fiscal 2013 and ¥1,100.3 billion in fiscal 2012. In fiscal 2013, with strengthening economies predominantly in the United States and emerging markets such as Asia, Toyota collaborated with dealers in various countries and regions, and the balance of loan receivables increased steadily. In fiscal 2014, amid a gradual recovery in markets including the United States, Europe and Japan, Toyota’s share of financing provided for new car sales of Toyota and Lexus vehicles in regions where TFSC operates hit 36%, its highest level ever, and the balance of loan receivables, mainly in markets including the United States, China and Thailand, continued to increase steadily as a result of the continued collaboration with dealers in various countries and regions and efforts to expand products and services that meet customer needs. Meanwhile, Toyota is making efforts to provide both its customers and dealers with stable financial services by diversifying its funding mechanisms with ABCP (Asset Backed Commercial Paper) and ABS (Asset Backed Securities), in addition to mid- to long-term financings, primarily in commercial paper issuances, corporate bonds and bank borrowings. Toyota continued to perform detailed credit appraisals and serve customers by monitoring bad debt and loan payment extensions, and the percentage of credit losses remained low, at 0.28% and 0.23% in fiscal years 2014 and 2013, respectively. Toyota continues to work towards improving its risk management measures in connection with credit and residual value risks.

Toyota Motor Credit Corporation is Toyota’s principal financial services subsidiary in the United States. Toyota also provides financial services in 34 other countries and regions through various financial services subsidiaries, including:

•	Toyota Finance Corporation in Japan,

•	Toyota Credit Canada Inc. in Canada,

•	Toyota Finance Australia Ltd. in Australia,

•	Toyota Kreditbank GmbH in Germany, and

•	Toyota Financial Services (UK) PLC in the United Kingdom.

Toyota Motor Credit Corporation provides a wide range of financial services, including retail financing, retail leasing, wholesale financing and insurance. Toyota Finance Corporation also provides a range of financial services, including retail financing, retail leasing and credit cards. Toyota’s other finance subsidiaries provide services including retail financing, retail leasing and wholesale financing.

In May 2011, Toyota established Toyota Financial Services India Limited, a financial services company, in India. Toyota Financial Services India Limited began its operations in June 2012 and has since expanded its business to major cities such as Bangalore, Delhi and Mumbai. In January 2013, Toyota established a new leasing company, Toyota Motor Leasing (China) Co., Ltd., in China, which began its operations in April 2013. In addition, in April 2013, Toyota established Toyota Financial Services Kazakhstan MFO LLP, a financial services company, in Kazakhstan, which began its operations in January 2014.

Net finance receivables for all of Toyota’s dealer and customer financing operations were ¥13,731.2 billion as of March 31, 2014, representing an increase of approximately 13.8% as compared to the previous year. The majority of Toyota’s financial services are provided in North America. As of March 31, 2014, 57.1% of Toyota’s finance receivables were derived from financing operations in North America, 11.4% from Asia, 10.8% from Europe, 8.9% from Japan and 11.8% from other areas.

Approximately 52% of Toyota’s unit sales in the United States during fiscal 2014 included a finance or lease arrangement with Toyota. Because the majority of Toyota’s financial services operations are related to the sale of Toyota vehicles, a decrease in vehicle unit sales may lead to a contraction of Toyota’s financial services operations.

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

Retail Financing

Toyota’s finance subsidiaries acquire new and used vehicle installment contracts primarily from Toyota dealers. Installment contracts acquired must first meet specified credit standards. Thereafter, the finance company retains responsibility for installment payment collections and administration. Toyota’s finance subsidiaries acquire security interests in the vehicles financed and can generally repossess vehicles if customers fail to meet their contractual obligations. Almost all retail financings are non-recourse, which relieves the dealers from financial responsibility in the event of repossession. In most cases, Toyota’s finance subsidiaries require their retail financing customers to carry automobile insurance on financed vehicles covering the interests of both the finance company and the customer.

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

Other Financial Services

Toyota Finance Corporation launched its credit card business in April 2001 and began issuing Lexus credit cards in 2005 when the Lexus brand was introduced in Japan. As of March 31, 2014, Toyota Finance Corporation has 12.7 million card holders (including Lexus credit card holders).

All Other Operations

In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive business activities. Net sales for these activities totaled ¥1,151.2 billion in fiscal 2014, ¥1,066.4 billion in fiscal 2013 and ¥1,048.9 billion in fiscal 2012. Sales to external customers of all other operations in fiscal 2014 represented 2.2% of Toyota’s net revenues for fiscal 2014. Substantially all of Toyota’s revenues from other operations were derived in Japan.

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

U.S. Federal Standards

The federal Clean Air Act directs the Environmental Protection Agency (“EPA”) to establish and enforce air quality standards, including emission control standards on passenger cars, light trucks and heavy-duty vehicles. The EPA decided in February 2000 to adopt more stringent vehicle emission and fuel economy standards applicable to passenger cars and light trucks produced in model years 2004 and beyond. In the standards adopted for model years 2004 and beyond, manufacturers must guarantee that their vehicles meet the requirements for ten years or 120 thousand miles, whichever occurs first. Manufacturers are not permitted to sell vehicles in the United States that do not meet the standards. In April 2007, EPA regulations that further restrict emissions from passenger cars and light trucks operating at cold temperatures became effective. The new emissions standards set by these regulations were phased in between 2010 and 2013. Similar standards that further restrict emissions from heavy-duty vehicles operating at cold temperatures will be phased in from 2012 to 2015. In March 2014, the EPA finalized new vehicle emission and fuel standards for passenger vehicles and light-duty trucks for model years 2017 and onwards. Under the new standards, emission standards for volatile organic compounds and nitrogen oxides are to be strengthened in phases from 2017 to 2025, bringing the emission standards in line with emission standards in California, resulting in the unification of the differing California and federal emission standards. In addition, the particulate matter standards and fuel vapor emissions standards will also be strengthened to be brought in line with California’s emission standards. This is expected to lead to reductions in the burden on development, such as a reduction in the number of tests required for certification and standardization of emission reduction systems.

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

Other States’ Standards

The states of New York, Massachusetts, Connecticut, Maine, Maryland, New Jersey, New Mexico, Oregon, Pennsylvania, Rhode Island, Vermont, Washington, Delaware and Colorado have either adopted, or plan to adopt, regulations substantially similar to California’s zero-emission vehicles requirement and greenhouse gas emissions regulations.

Canadian Standards

Canada has established vehicle emission standards equivalent to the federal standards in the United States, including the heightened requirements that became applicable to passenger cars and light trucks in model years 2004 and beyond. In addition, in response to the strengthening of the federal standards in the United States applicable to model years 2017 and beyond, Canada is currently considering the introduction of equivalent vehicle emission standards and plans to announce proposed standards in July 2014. In October 2010, the Canadian government also established its proposed greenhouse gas emission regulations that are similar to those enacted by the EPA. Furthermore, certain Canadian provinces are currently considering enacting their own regulations on vehicle emissions of greenhouse gases.

European Standards

The European Union adopted a directive that establishes increasingly stringent emissions standards for passenger vehicles and light commercial vehicles in October 1998. Under this directive, the standards adopted beginning with year 2000 require manufacturers to recall any vehicles which fail to meet the standards for five years or 80 thousand kilometers, whichever occurs first. Toyota introduced vehicles complying with this directive in 1999. Under standards adopted in 2005, manufacturers are obligated to meet the more stringent standards for five years or total vehicle miles of 100 thousand kilometers, whichever occurs first. In 2007, the European Parliament adopted more stringent emission standards for passenger vehicles and light commercial vehicles. The effective dates for phasing in these stricter standards for passenger cars were September 2009 for Euro 5 and September 2014 for Euro 6. For light commercial vehicles, the effective dates are September 2010 for Euro 5 and September 2015 for Euro 6. Euro 5 provides for lower emission levels for gasoline and diesel powered vehicles and also extends the manufacturers’ responsibility for emission performance to total vehicle miles of 160 thousand kilometers. The primary focus of Euro 6 is to limit further emissions of diesel powered vehicles and bring them down to a level equivalent to gasoline powered vehicles.

Chinese Standards

Emissions regulations are being implemented throughout China pursuant to the Chinese National Standards (GB) of the Ministry of Environmental Protection of the People’s Republic of China, and the manufacture and sale of models not meeting these regulations are prohibited. As for passenger vehicles, pursuant to GB18352.3-2005, Level 3 Emissions Regulations (corresponding to Euro 3 standards) apply to new models after July 2007, and Level 4 Emissions Regulations (corresponding to Euro 4 standards) apply to new models after July 2010. New models after July 2008 are also required to be equipped with on-board diagnostics. As for diesel-powered commercial vehicles, pursuant to GB17691-2005, new Level 3 Emissions Regulations apply to models after January 2007. Although Level 4 Emissions Regulations were to apply to new models after January 2010, and Level 5 Emissions Regulations were to apply to new models after January 2012, because the infrastructure to supply sufficient diesel fuel meeting the Level 4 quality standards had yet to be put in place, the implementation of the Level 4 Emissions Regulations for all models was postponed to January 2014. In connection with such delay, the implementation of the Level 5 Emissions Regulations has been postponed. As for gasoline-powered commercial vehicles, pursuant to GB14762-2008, Level 3 Emissions Regulations apply to new models after July 2009, and Level 4 Emissions Regulations apply to new models after July 2012. After the first day the regulation is implemented to a new model, all new models released during the following approximate one-year period also become subject to the regulation. In addition, in some areas such as Beijing, Shanghai, Guangzhou, and the Pearl River Delta region, the above mentioned regulations were implemented several years earlier by regional environmental preservation authorities with the authorization of the Chinese State Council. With respect to passenger vehicles, pursuant to GB18352.5-2013, the Level 5 Emissions Regulations corresponding to Euro 5 is to be implemented throughout China for all models that are sold and registered after January 2018. Beijing has already independently implemented its own Level 5 Emissions Regulations from March 2013. Shanghai has also decided to implement Level 5 Emissions Regulations pursuant to GB18352.5-2013 from May 2014 in advance of other parts of China.

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

Standards of Other Countries

Countries other than Japan, the United States, Europe and China are also proactively introducing emission regulations. Countries in Eastern Europe and Asia, as well as Australia, Taiwan and Hong Kong, have considered or implemented emission regulations.

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

In December 2008, the European Parliament approved a new regulation that establishes an average emission standard of 130 grams of carbon dioxide per kilometer by 2012 for passenger vehicles sold in member states, made effective in June 2009. The regulation will phase in gradually, initially requiring 65% of new cars to comply with the new standards in 2012 and increasing to 100% of new cars in 2015. As a result of the new regulations, different targets will apply to each manufacturer, based on their respective fleets of vehicles and weight. Penalties will apply to those manufacturers who fail to meet their targets from 2012, in amounts corresponding to the degree of shortfall. Manufacturers failing to meet their targets between 2012 and 2018 will incur penalties of between €5 and €95 per each gram of carbon dioxide per kilometer shortfall for each non-compliant vehicle, and such penalties will rise to €95 in 2019 and beyond. Furthermore, in June 2011, a new carbon dioxide emission standard applicable to light commercial vehicles entered into force establishing an average emissions target of 175 grams of carbon dioxide per kilometer. This regulation has the same basic regulatory framework as passenger vehicles, raising the compliance rate from 70% in 2014 to 100% in 2017.

Furthermore, in February 2014, the European Parliament and Council adopted a regulation to reduce the average carbon dioxide emissions target for light commercial vehicles to 147 grams per kilometer beginning in 2020. In March 2014, the European Parliament and Council adopted a regulation to reduce the average carbon dioxide emissions target for passenger vehicles to 95 grams per kilometer beginning in 2021.

An increasing number of European Union member states are introducing vehicle tax laws based on carbon dioxide emission levels, pursuant to the directive issued by the European Commission in 2005. This trend is expected to continue, in accordance with the recent increases in environmental awareness.

Chinese Standards

Fuel consumption regulations are being implemented pursuant to the Chinese National Standards (“GB”), and the manufacture and sale of vehicle models not meeting these regulations are prohibited. As for passenger vehicles, pursuant to GB19578-2004, Level 1 Fuel Consumption Regulations apply to new models after July 2005, and Level 2 Fuel Consumption Regulations apply to new models after January 2008. As for small commercial vehicles, pursuant to GB20997-2007, Level 2 Fuel Consumption Regulations apply to new models after February 2008, Level 1 Fuel Consumption Regulations apply to all vehicles as of January 2009, and Level 2 Fuel Consumption Regulations apply to all models as of January 2011. These regulations determine the consumption standards that apply depending on the mass of the applicable vehicle, and set forth a method for determining if each model has met the regulation. With respect to passenger vehicles, GB27999-2011 has been issued to further strengthen fuel consumption regulations from 2012 and beyond. In these Level 3 Fuel Consumption Regulations for passenger vehicles, the regulation framework was substantially revised, such as a change from regulations requiring each model to meet consumption standards to regulations requiring automobile manufacturers to meet standards of average consumption across models. Furthermore, discussions on the next Level 4 Fuel Consumption Regulations have commenced in order to achieve the national target for average fuel efficiency for 2020.

Standards of Other Countries

As fuel prices increase and momentum gathers to prevent global warming, other countries in addition to Japan, the United States, Europe and China are moving to introduce fuel consumption regulations, and Korea, Mexico, Brazil, Taiwan and India have already decided to introduce fuel consumption regulations. Canada and Vietnam are also actively considering the introduction of new fuel consumption regulations using the regulations of Japan, Europe and the United States as a base, and may implement them by approximately 2015. Toyota predicts that this trend will spread to other countries, and in the future many nations will consider new regulations related to fuel consumption and CO2.

Vehicle Safety

Japanese Standards

In Japan, efforts have been made since 1998 to bring Japanese standards in line with the standards of the United Nations Economic Commission for Europe (“UNECE”).

With respect to standards that were previously brought in line with the UNECE standards, the safety standards applicable to electric vehicles were amended by adding requirements relating to Rechargeable Energy Storage Systems (“REESS”) such as a testing requirement for fire resistance. The new requirements will apply to vehicles that obtain new model codes or are converted into electric vehicles on or after July 2016.

With respect to standards that were newly brought in line with the UNECE standards, standards for braking systems in buses, trucks and trailers will apply gradually to new vehicle models beginning in November 2014 and to existing vehicle models beginning in February 2017. Standards for the location and identification of control systems of vehicles other than two-wheeled vehicles and others will apply gradually to vehicles to be manufactured on or after February 2017. Standards for lane departure warning systems in buses and medium or heavy trucks will apply to vehicles beginning in August 2015. Standards for advanced emergency braking systems will gradually apply to new vehicle models beginning in November 2014 and to existing vehicle models beginning in September 2017. Standards for the forward field of vision of the vehicle driver will apply to new vehicle models beginning in November 2016 and to existing vehicle models beginning in November 2018.

Standards for child restraint systems were implemented in January 2014. Standards for motor vehicles using compressed natural gas will apply to new vehicle models beginning in February 2017 and to existing vehicle models beginning in February 2019.

With respect to standards that are scheduled to be newly brought in line with the UNECE standards, standards for glass windows will apply to new vehicle models beginning in June 2017 and to existing vehicle models beginning in June 2019. Standards for temporary-use spare units and tire pressure monitoring systems will apply to vehicles to be manufactured on or after February 2018. Standards for steering systems will apply gradually to new vehicle models to be manufactured on or after July 2016 and to existing vehicle models on or after July 2018.

In addition to the above, preparations for the introduction of the UNECE safety standards for interior fittings (internal projections) have commenced.

Furthermore, in Japan, considerations regarding the standardization of brake override systems, the strengthening of anti-spinal injury measures, and anti-drunk driving measures are currently under consideration.

Standards for motor vehicles using compressed hydrogen gas will be brought in line with the “Global Technical Regulation (No. 13) on Hydrogen and Fuel Cell Vehicles,” and will apply to vehicles to be manufactured on or after February 2017.

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

In February 2008, legislation to prevent non-traffic related injuries to young children caused by vehicles, the “Cameron Gulbransen Kids Transportation Safety Act,” was passed. Pursuant to this legislation, the NHTSA finalized standards requiring vehicles to be equipped with rearview camera systems in order to ensure rearward visibility to prevent children from being struck by backing vehicles and mandating the use of brake shift interlock systems.

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

In January 2014, the NHTSA proposed a regulation upgrading the federal motor vehicle safety standard for child-restraint systems to protect child passengers in the case of side crashes. The proposed upgrades would include a side impact test for car seats sold in the United States that are designed for children weighing up to 40 pounds. The NHTSA proposed that the regulation would go into effect three years after final rule publication.

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

In 2009, based on the CARS 21 final report released in February 2007, the European Commission enacted a new regulation and established a simplified framework, repealing more than 50 existing European Commission directives regarding vehicle safety other than pedestrian protection, and replacing them with a single regulation aimed at incorporating the UNECE standards. The new regulation also requires the adoption of advanced safety systems. The EU Regulation directly incorporating the UNECE standards commenced in 2012 and requires advanced safety systems, including requiring new type vehicle to have electronic stability control systems from 2011, to introduce regulations relating to low rolling resistance tires in 2013, to require tire pressure monitoring systems starting in 2012 and to require heavy vehicles to have advanced emergency braking systems and lane departure warning systems from 2013. All of the technical requirements for these advanced safety systems were discussed in the United Nations (the technical requirements for advanced emergency braking in medium-duty passenger vehicles are under consideration by the United Nations). Further, application of UN regulation came into force from November 2012 for new vehicle types and from 2014 for all new vehicles sold in the EU market. The new mandatory measures include electric car safety requirements and gear shift indicators.

In October 2010, CARS 21 was resumed in order to proceed with the realization of the “2020 Strategy” (CARS 2020) by the European Commission that aims for high-level, sustainable and comprehensive growth, and the CARS 21 final report was issued in June 2012. The final report addresses issues facing the widespread adoption of electric vehicles, including charging infrastructure in the EU, establishing battery requirements, adopting seat belt reminder devices for all seats, alcohol interlock devices, adopting speed management devices, establishing safety requirements for micro urban mobility, strengthening safety regulation to protect the vulnerable from collisions and the possibility of regulation in connection with preventative safety technology. In November 2012, “CARS 2020: Action Plan for a competitive and sustainable automotive industry in Europe” was issued based on the final report. The action plan is built on four core concepts, and within these concepts it discusses enhancement of road safety, improving the market conditions within the EU and the implementation of smart regulations. Each item is given a target date and is to be monitored going forward. A stakeholder hearing on the implementation of the CARS 2020 action plan took place in February 2014 in Brussels in preparation for the Commission’s final report, which the Commission intended to present for adoption in March 2014.

On the widespread adoption of emergency call systems (“eCall”), the European Commission concluded that a legislative approach is effective as a result of the impact assessment by the Commission in 2011. Accordingly, eCall is expected to become mandatory beginning in October 2015 for light-duty passenger vehicles and light-duty commercial vehicles using the framework of “Whole Vehicle Type Approval.” A proposed amendment is currently being considered between the European Council and the European Parliament, and detailed regulations setting forth the technical standards of eCall are scheduled to be proposed by the end of 2014. Rulemaking regarding eCall has also been proposed by the United Nations, and is also currently being considered. In addition, in the event the installation of eCall becomes mandatory in the EU, it will be necessary at the same time to build infrastructure such as communication bases in the different member states of the EU, and rulemaking regarding eCall is expected to also cover the creation of such infrastructure.

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

From April 2009, the applicable scope for Whole Vehicle Type Approval (“WVTA”) was extended to cover all vehicle categories, and are being phased in over five years depending on vehicle category. Furthermore, an amendment was issued in 2011 which clarifies the categories (especially those for passenger and light-duty commercial vehicles). Through this amendment, the criteria for light-duty commercial vehicles was clarified, and there is a possibility that vehicles currently classified as light-duty commercial vehicles become classified as passenger vehicles. In addition, revisions to EU regulations related to vehicle mass and dimensions were issued in 2012. These revisions clarified the mass, criteria and definitions which comprise the base specifications for vehicles. In 2014, WVTA is scheduled to be amended for further enhancement and improvement together with the revision of overall requirements based on a comprehensive review of the requirements for vehicle structures, including the strengthening of the market surveillance requirements and general product safety requirements, as well as revisions to the vehicle type definitions.

United Nations Regulations

The 1958 Agreement (“Agreement Concerning the Adoption of Uniform Technical Prescriptions for Wheeled Vehicles, Equipment and Parts which can be Fitted and/or be Used on Wheeled Vehicles and the Conditions for Reciprocal Recognition of Approvals Granted on the Basis of These Prescriptions”): While originally based on the European regulations, the UNECE standards are developing as an established international law, and Japan, Thailand, Malaysia and Egypt as well as other countries outside the EU have become members after the amendment in 1995, and many other countries are expected to join in the future. The countries bound by the 1958 Agreement have incorporated the UNECE standards into their own domestic policies (The EU and Japan have directly included the UNECE standards into their domestic legislations). While automotive parts and vehicle systems are regulated by the UN regulations, there are currently no regulations with respect to “International Whole Vehicle Type Approval” such as those in Europe. Japan proposed legislation establishing WVTA under the United Nations in 2016, and the matter is being deliberated by the United Nations. If IWVTA (International Whole Vehicle Type Approval) is established, integration of global administrative regulations of each country, and simplification of registration procedures are expected. Going forward, amendments to each UNECE standard to reflect the objectives of the establishment of IWVTA will commence.

Due to the EU’s incorporation of the UN safety regulations since 2012, the UNECE standards are likely to be further influenced by the EU’s needs.

On the other hand, an amendment to the 1958 Agreement is being considered with an aim towards implementation in March 2016. Such amendment will increase the flexibility of the regulations, enabling approvals to be granted for the old series of regulations according to the needs of the signatory countries to the 1958 Agreement. Furthermore, the amendment also includes a provision that permits voting by proxy for voting in connection with proposed UNECE standards, which is not permitted under the current 1958 Agreement. The percentage of required votes will also be considered. If the percentage of required votes is increased from the current two-thirds, the 1958 Agreement is expected to become fairer. Such amendment is expected to make the 1958 Agreement more attractive to countries that are not currently party to the 1958 Agreement, and aims to increase the number of signatory countries.

1998 Agreement (“Agreement Concerning the Establishing of Global Technical Regulations for Wheeled Vehicles, Equipment and Parts which can be Fitted and/or be Used on Wheeled Vehicles”): As a US-led agreement, the 1998 agreement aims to harmonize the technical regulations, and defines each regulation as a Global Technical Regulation (“GTR”). At present, there are 14 GTRs in total. Currently, numerous provisions are under discussion in order to include more regulations. The countries bound by the 1998 agreement are required to incorporate the GTRs into their domestic laws. The 1998 agreement includes China and India that were not a part of the 1958 agreement, therefore, the direction taken by the GTRs will also influence those countries.

In 2012, discussions including the development of the GTRs for EVs started due to the needs in Japan, the United States and Europe.

Chinese Standards

Vehicle safety regulations in China were drafted with reference to the UNECE standards and cover almost the same matters as the UNECE standards. However, these regulations also include unique provisions which take into account the distinctive characteristics of the Chinese market environment and the rules differ from the latest UNECE standards. As for future safety regulations, standards related to airbag technologies and standards related to batteries, motors and the charging of electric vehicles are currently being planned.

Standards of Other Countries

Vehicle safety regulations in Canada are similar to those in the United States. In regions outside of North America, adoption and conformity with the UNECE standards is widespread, including in those countries without automotive manufacturing industries. The list of signatories to the 1958 agreement of the United Nations continues to grow, and now includes Korea, Thailand and Malaysia in Asia, as well as Russia, South Africa, Egypt and Morocco. In addition, ASEAN, pursuant to its economic community mission, has decided to adopt the UNECE standards as its regional agreement. Latin America, India and countries in the Middle East that are not signatories to the 1958 agreement of the United Nations are also moving forward to conform their respective regulations to the UNECE standards or to adopt new regulations consistent with the UNECE standards.

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

The Soil Contamination Countermeasures Law of Japan requires that land owners conduct contamination testing and submit a report at the time they cease to use hazardous substances, such as in connection with the sale of a former factory, or if there is a possibility of health hazards due to land contamination. If it is found that land contamination exceeds a certain level, the relevant prefectural authority designates the area considered to be contaminated and orders the land owner to take necessary measures. Toyota is suitably managing its land in accordance with the same law. In addition, under the Law on Recycling of End-of-Life Vehicles, vehicle manufacturers are required to take back and recycle specified materials (automotive shredder residues, air bags and fluorocarbons) of end-of-life vehicles and the provisions concerning such obligations of vehicle manufacturers became effective in January 2005. Toyota has coordinated with relevant parties to establish a vehicle take-back and recycle system throughout Japan. As a result, in fiscal 2014, Toyota achieved a recycling rate of 96% for automobile shredder residue (the legal requirement being 50%) and 94% for air bags (the legal requirement being 85%) and reached the targets set forth in this law.

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

•

certified vehicles models sold after December 15, 2008 shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or re-use as material or energy to a minimum of 95% by weight per vehicle; and

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

In addition, under this directive, the member states must take measures to ensure that car manufacturers, distributors and other auto-related economic operators establish adequate used vehicle collection and treatment facilities and to ensure that hazardous materials and recyclable parts are removed from vehicles prior to shredding. This directive impacts Toyota’s vehicles sold in the European Union. Toyota accommodated, in offering its products, any measures the European Union member states will choose to take in order to comply with this directive.

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2014. The amount of estimated liability may change depending on future legislation to be enacted and subject to other circumstances. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its financial position, results of operations and cash flows.

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

In December 2011, the European Commission proposed to reduce noise produced by cars, vans, buses, coaches and light and heavy trucks. As proposed, noise limit values would ultimately be lowered by four A-weighted decibels for vehicles other than trucks, and three A-weighted decibels for trucks. Compliance would be achieved in three steps over a 10 to 12 year period once the proposal is finalized. In April 2014, the European Council adopted this proposal and the European Parliament endorsed the Council’s position.

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

During the fiscal year ended March 31, 2014:

•	Toyota Tourist International, Inc., a majority-owned subsidiary of Toyota, obtained eight visas from the Iranian embassy in Japan in connection with certain travel arrangements.

•	Tokyo Toyota Motor Co., Ltd., a wholly-owned indirect subsidiary of Toyota, performed maintenance services for Toyota vehicles owned by the Iranian embassy in Japan.

Altogether, the above activities contributed an insignificant amount in gross revenues and net profit to Toyota. Toyota believes that none of the above transactions subject it or its affiliates to U.S. sanctions. Toyota Tourist International intends to cease conducting the activities described above. Tokyo Toyota Motor may, if requested by the Iranian embassy in Japan, continue to perform maintenance services relating to vehicles owned by such embassy, in accordance with applicable laws and regulations, in order to honor Toyota’s commitment to the safety and reliability of its vehicles.

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

Components and Parts, Raw Materials and Sources of Supply

Toyota purchases parts, components, raw materials, equipment and other supplies from multiple competing suppliers located around the world. Toyota works closely with its suppliers to pursue the most optimal purchasing possible. Toyota believes that this policy encourages technological innovation, cost reduction and other measures to strengthen its vehicle competitiveness. No single supplier accounted for more than 5% of Toyota’s consolidated purchases of raw materials and parts during fiscal 2014, except for Denso Corporation, an affiliated company of Toyota, which supplied approximately 10% of Toyota’s purchases during fiscal 2014. Toyota plans to continue purchases based on the same principle and does not anticipate any difficulty in obtaining stable supplies in the foreseeable future.

Because Toyota had more than 50 overseas operations in 27 countries and regions as of December 31, 2013, procurement of parts and components is being carried out not only locally in the country of the production site but also from third countries, and the distribution network has become increasingly more complex. In order to realize timely and efficient distribution at the same time as keeping total costs at a minimum, Toyota is promoting efforts to optimize each stage of the supply-chain. To this end, Toyota has developed a standardized system of global distribution and is supporting the operation of the system at each production base. The use of the global distribution system aims at implementing parts procurement that meets changes in vehicle production in a timely manner. These varying efforts, combined together, have led to maximized customer satisfaction, as well as to building a good working relationship with Toyota’s suppliers.

Toyota aims to share information and collaborate among the procurement divisions in each of the regions throughout the world in order to purchase parts and materials from the most competitive suppliers among Toyota factories located in various areas worldwide. By doing so, Toyota aims to boost the efficiency of its sourcing from external suppliers. In addition, Toyota has been working on a cost reduction measure referred to as RR-CI activities. RR-CI activities aim to improve competitive power through thorough localization, sharing parts and components, and manufacturing reforms together with producing products matching customers’ needs in each region and vehicle category. Urgent VA (value analysis) Activities began in fiscal 2008 and developed into All-Toyota VA Activities in the beginning of fiscal 2010, as part of Toyota’s ongoing unified cost reduction effort with suppliers for the various types of vehicles already on sale. In addition, Toyota has been working on the TNGA to achieve sweeping advances in both product appeal and cost reductions by sharing more parts and components, as well as through various other perspectives.

In fiscal 2014, market prices of raw materials such as steel generally increased in comparison to the prior fiscal year due in part to the depreciation of the yen. The direction of prices is still unforeseeable. Toyota is continually promoting cost reduction efforts, such as reducing the amount of raw materials it uses.

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

Capital Expenditures and Divestitures

Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2011 and March 31, 2014, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in technology and products by Toyota Motor Corporation	582.5	Japan	Internal funds, financing from issuance of bonds, etc.

Investment primarily in technology and products by Hino Motors, Ltd.	89.3	Japan	Internal funds

Investment primarily in technology and products by Daihatsu Motor Co., Ltd.	64.2	Japan	Internal funds

Investment primarily in technology and products by Toyota Auto Body Co., Ltd.	56.7	Japan	Internal funds

Investment primarily in technology and products by Toyota Motor Hokkaido, Inc.	39.3	Japan	Internal funds

Outside of Japan

Investment primarily to promote localization by Toyota Motor Thailand Co., Ltd.	123.7	Thailand	Internal funds

Investment primarily to promote localization by Toyota Motor Manufacturing Canada Inc.	86.1	Canada	Internal funds

Investment primarily to promote localization by Toyota do Brasil Ltda.	80.0	Brazil	Internal funds

Investment primarily to promote localization by P.T. Toyota Motor Manufacturing Indonesia	79.5	Indonesia	Internal funds

Investment primarily to promote localization by Toyota Motor Manufacturing, Indiana, Inc.	62.6	United States	Internal funds

Investment primarily to promote localization by P.T. Astra Daihatsu Motor	59.5	Indonesia	Internal funds

Investment primarily to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	55.7	United States	Internal funds

Investment primarily to promote localization by Siam Toyota Manufacturing Co., Ltd.	43.5	Thailand	Internal funds

Investment primarily to promote localization by Toyota Motor Europe NV/SA	40.8	Belgium	Internal funds

Investment primarily in leased automobiles by Toyota Motor Credit Corporation	3,077.8	United States	Internal funds, financing from issuance of bonds, etc.

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2014 and March 2015, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in manufacturing facilities by Toyota Motor Corporation	260.0	Japan	Internal funds

Investment primarily in manufacturing facilities by Hino Motors, Ltd.	45.0	Japan	Internal funds and borrowings

Outside of Japan

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Kentucky, Inc.	49.6	United States	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Texas, Inc.	33.7	United States	Internal funds

Investment primarily in manufacturing facilities by Toyota Argentina S.A.	30.5	Argentina	Internal funds and borrowings

Investment primarily in manufacturing facilities by Toyota Motor Europe NV/SA	27.7	Belgium	Internal funds

Set forth below is additional information with respect to Toyota’s material plans to construct, expand or improve its facilities.

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

Karawang No. 2 Plant. In November 2011, Toyota decided to establish a vehicle plant in Karawang, West Java, Indonesia. Production at the facility commenced in March 2013. Production capacity at the time of launch of the plant was 70 thousand units, and this was increased to 120 thousand units in 2014. The plant is also expected to produce new vehicles that meet market demand.

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

Legal Proceedings

Product Recalls

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe, China and other regions certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system (“ABS”) in certain vehicle models including the Prius. Set forth below is a description of the remaining claims, lawsuits and government investigations involving Toyota in the United States relating to these recalls and other safety measures.

Class Action and Consolidated Litigation

Approximately 200 putative class actions and more than 500 individual product liability personal injury cases have been filed since November 2009 alleging that certain Toyota, Lexus and Scion vehicles contain defects that lead to unintended acceleration. All of the class actions and many of the product liability personal injury, warranty and lemon law cases were consolidated either in a consolidated action in the United States District Court for the Central District of California or in a consolidated action in California state court.

In December 2012, Toyota and the plaintiffs announced that they had reached an agreement to settle the economic loss claims in the consolidated federal action. In fiscal 2013, Toyota recorded a $1.1 billion pre-tax charge against earnings to cover the estimated costs of this economic loss resolution and other potential recall-related resolutions. In July 2013, the court signed the order and judgment granting final approval of the settlement and dismissing the economic loss cases. Various objectors appealed the court’s rulings, but all of these appeals have been dismissed and the settlement is final.

Although the settlement does not cover product liability personal injury claims in the consolidated federal action or pending in various state courts in the United States, the judges overseeing the federal and California consolidated actions have approved an Intensive Settlement Process (“ISP”) for the product liability personal injury claims in those actions. Under the ISP, all cases are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial.

Beginning in February 2010, Toyota was sued in approximately 20 putative class actions alleging defects in the antilock braking system in various hybrid vehicles that cause the vehicles to fail to stop in a timely manner when driving in certain road conditions. These cases were consolidated into two actions, one in the United States District Court for the Central District of California and one in the Los Angeles County Superior Court. In January 2013, the Court in the federal case issued an order denying the plaintiff’s motion for class certification and granting summary judgment in favor of Toyota on the claims of the principal named plaintiff for the cases relating to recalled vehicles. In July 2013, the court denied the motion for class certification for claims related to vehicles that were not recalled, and that ruling has been appealed.

While Toyota has resolved or is attempting to resolve many of the outstanding matters, Toyota believes that it has meritorious defenses to all of them and will vigorously defend those matters not resolved.

Government Investigations

In February 2010, Toyota received a subpoena from the U.S. Attorney for the Southern District of New York and a voluntary request and subpoena from the SEC primarily seeking documents related to unintended acceleration and certain financial records. This began as a coordinated investigation and has included interviews of Toyota and non-Toyota witnesses, as well as production of documents. In March 2014, Toyota announced that it entered into a deferred prosecution agreement (“DPA”) with the U.S. Attorney’s Office for the Southern District of New York to resolve its investigation. The matter was resolved pursuant to the DPA, which provided for a $1.2 billion payment to the U.S. government, and Toyota recorded a $1.2 billion charge against earnings in fiscal 2014. The agreement also provides for an independent monitor to review and assess policies and procedures relating to Toyota’s safety communications process, its process for sharing vehicle accident information internally and its process for preparing and sharing certain technical reports. In April 2014, the staff of the SEC notified Toyota that it has concluded its investigation and it does not intend to recommend that the SEC institute an enforcement action regarding this matter.

Beyond the amounts accrued for the recall-related matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the other recall-related matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Toyota continues to evaluate these matters and expects that it may have resolution discussions from time to time in some of them. Although Toyota cannot estimate a reasonable range of loss based on currently available information, the resolution of these matters could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

Other Proceedings

Toyota has various other legal actions, other governmental proceedings and other claims pending against it, including other product liability claims in the United States. For the same reasons discussed above relating to the recall-related legal proceedings, Toyota is unable to estimate a range of reasonably possible loss, if any, beyond the amounts accrued, with respect to these other proceedings. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

4.C ORGANIZATIONAL STRUCTURE

As of March 31, 2014, Toyota Motor Corporation had 264 Japanese subsidiaries and 278 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership interest and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
Toyota Financial Services Corporation	Japan	100.00	100.00
Hino Motors, Ltd.	Japan	50.21	50.42
Toyota Motor Kyushu, Inc.	Japan	100.00	100.00
Daihatsu Motor Co., Ltd.	Japan	51.33	51.50
Toyota Finance Corporation	Japan	100.00	100.00
Toyota Auto Body Co., Ltd.	Japan	100.00	100.00
Toyota Motor East Japan, Inc.	Japan	100.00	100.00
Toyota Motor Engineering & Manufacturing North America, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00	100.00
Toyota Motor North America, Inc.	United States	100.00	100.00
Toyota Motor Credit Corporation	United States	100.00	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Texas, Inc.	United States	100.00	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00	100.00
Toyota Motor Manufacturing Canada Inc.	Canada	100.00	100.00
Toyota Credit Canada Inc.	Canada	100.00	100.00
Toyota Canada Inc.	Canada	51.00	51.00
Toyota Motor Europe NV/SA	Belgium	100.00	100.00
Toyota Motor Manufacturing France S.A.S.	France	100.00	100.00
Toyota Kreditbank GmbH	Germany	100.00	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00	100.00
Toyota Motor Manufacturing (UK) Ltd.	United Kingdom	100.00	100.00
Toyota Financial Services (UK) PLC	United Kingdom	100.00	100.00
Toyota (GB) PLC	United Kingdom	100.00	100.00
OOO “TOYOTA MOTOR”	Russia	100.00	100.00
Toyota Motor (China) Investment Co., Ltd.	China	100.00	100.00
Toyota Motor Finance (China) Co., Ltd.	China	100.00	100.00
P.T. Toyota Motor Manufacturing Indonesia	Indonesia	95.00	95.00
Toyota Motor Asia Pacific Pte Ltd.	Singapore	100.00	100.00
Kuozui Motors, Ltd.	Taiwan	70.00	70.00
Toyota Leasing (Thailand) Co., Ltd.	Thailand	86.39	86.39
Toyota Motor Thailand Co., Ltd.	Thailand	86.43	86.43
Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Thailand	100.00	100.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00	100.00
Toyota Finance Australia Ltd.	Australia	100.00	100.00
Toyota Argentina S.A.	Argentina	100.00	100.00
Toyota do Brasil Ltda.	Brazil	100.00	100.00
Toyota South Africa Motors (Pty) Ltd.	South Africa	100.00	100.00

4.D PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2013, Toyota and its affiliated companies produce automobiles and related components through more than 50 overseas manufacturing organizations in 27 countries and regions besides Japan. The facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Thailand, China, Taiwan, India, Indonesia, South Africa, Australia, Argentina and Brazil.

In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

The following table sets forth information, as of March 31, 2014, with respect to Toyota’s principal facilities and organizations, all of which are owned by Toyota Motor Corporation or its subsidiaries. However, small portions, all under approximately 20%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Land Area (thousand square meters)	Number of Employees	Principal Products or Functions
Japan (Toyota Motor Corporation)

Tahara Plant	Tahara City, Aichi Pref.	4,029	7,576	Automobiles
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref.	2,041	2,876	Research and Development
Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	1,930	21,323	Research and Development
Motomachi Plant	Toyota City, Aichi Pref.	1,594	7,160	Automobiles
Takaoka Plant	Toyota City, Aichi Pref.	1,311	3,635	Automobiles
Tsutsumi Plant	Toyota City, Aichi Pref.	937	4,644	Automobiles
Kamigo Plant	Toyota City, Aichi Pref.	868	2,942	Automobile parts
Kinu-ura Plant	Hekinan City, Aichi Pref.	836	3,006	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	551	1,838	Automobile parts
Nagoya Office	Nagoya City, Aichi Pref.	3	2,212	Office

Japan (Subsidiaries)

Daihatsu Motor Co., Ltd.	Ikeda City, Osaka, etc.	8,533	11,788	Automobiles
Hino Motors, Ltd.	Hino City, Tokyo, etc.	5,820	11,686	Automobiles
Toyota Motor East Japan, Inc.	Kurokawa-gun, Miyagi Pref., etc.	2,616	7,274	Automobiles
Toyota Auto Body Co., Ltd.	Kariya City, Aichi Pref., etc.	2,257	11,609	Automobiles
Toyota Motor Kyushu, Inc.	Miyawaka City, Fukuoka Pref., etc.	1,988	7,179	Automobiles

Outside Japan (Subsidiaries)

Toyota Motor Thailand Co., Ltd.	Samutprakarn, Thailand	4,340	9,627	Automobiles
Toyota Motor Manufacturing Canada, Inc.	Ontario, Canada	4,756	6,591	Automobiles
Toyota Motor Sales, U.S.A., Inc.	California, U.S.A.	3,774	6,503	Sales facilities
Toyota do Brasil Ltda.	Sao Paulo, Brazil	6,237	5,224	Automobiles
Toyota Motor Manufacturing, Indiana, Inc.	Indiana, U.S.A.	4,348	4,466	Automobiles

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

As of March 31, 2014, property, plant and equipment having a net book value of approximately ¥64.9 billion was pledged as collateral securing indebtedness incurred by Toyota Motor Corporation’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.

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

Overview

The business segments of Toyota include automotive operations, financial services operations and all other operations. Automotive operations are Toyota’s most significant business segment, accounting for 90% of Toyota’s total revenues before the elimination of intersegment revenues for fiscal 2014. Toyota’s primary markets based on vehicle unit sales for fiscal 2014 were: Japan (26%), North America (28%), Europe (9%) and Asia (18%).

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

During fiscal 2014, automotive markets progressed in a steady manner, especially in the U.S., although some markets in emerging countries have slowed down. Efforts toward building a low-carbon society and improvements in safety, such as the technical development of eco-cars and automated-driving, were promoted worldwide.

The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market based on location of customers for the past three fiscal years.

	Thousands of units
	Year Ended March 31,
	2012	2013	2014
Japan	2,071	2,279	2,365
North America	1,872	2,469	2,529
Europe	798	799	844
Asia	1,327	1,684	1,609
Other*	1,284	1,640	1,769

Overseas total	5,281	6,592	6,751

Total	7,352	8,871	9,116

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

During fiscal 2014 and 2013, Toyota’s consolidated vehicle unit sales in Japan increased as compared with each prior fiscal year, primarily as a result of the active introduction of new products and the efforts of dealers nationwide. For fiscal 2014, Toyota and Lexus brands’ market share excluding mini-vehicles was 46.7%, and market share (including Daihatsu and Hino brands) including mini-vehicles was 42.2%, each remaining at a high level continuing from the prior fiscal year. Overseas consolidated vehicle unit sales increased during fiscal 2013 and 2014. During fiscal 2013, total overseas vehicle unit sales increased in every region. During fiscal 2014, total overseas vehicle unit sales increased as a whole, due to increased sales in North America, Europe and other regions.

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

Changes in laws, regulations, policies and other governmental actions can also materially impact the profitability of Toyota’s automotive operations. These laws, regulations and policies include those attributed to environmental matters, vehicle safety, fuel economy and emissions that can add significantly to the cost of vehicles. The European Union has enforced a directive on end-of-life vehicles. See “Legislation Regarding End-of-Life Vehicles”, “Information on the Company — Business Overview — Governmental Regulation, Environmental and Safety Standards” and note 23 to the consolidated financial statements for a more detailed discussion of these laws, regulations and policies.

Many governments also impose local content requirements, impose tariffs and other trade barriers, and enact price or exchange controls that can limit an automaker’s operations and can make the repatriation of profits unpredictable. Changes in these laws, regulations, policies and other governmental actions may affect the production, licensing, distribution or sale of Toyota’s products, cost of products or applicable tax rates. From time-to-time when potential safety problems arise, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe, China and other regions certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system in certain vehicle models including the Prius. The recalls and other safety measures described above have led to a number of claims and lawsuits against Toyota. For a more detailed description of these claims and lawsuits, see “Information on the Company — Business Overview — Legal Proceedings” and note 23 to the consolidated financial statements.

The worldwide automotive industry is in a period of global competition which may continue for the foreseeable future, and in general the competitive environment in which Toyota operates is likely to intensify. Toyota believes it has the resources, strategies and technologies in place to compete effectively in the industry as an independent company for the foreseeable future.

Financial Services Operations

The competition in the worldwide automobile financial services industry is intensifying. As competition increases, margins on financing transactions may decrease and market share may also decline as customers obtain financing for Toyota vehicles from alternative sources.

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

Toyota’s total finance receivables increased during fiscal 2014 mainly due to the favorable impact of fluctuations in foreign currency translation rates and an increase in retail receivables.

The following table provides information regarding Toyota’s finance receivables and operating leases in the past two fiscal years.

	Yen in millions
	March 31,
	2013	2014
Finance Receivables
Retail	9,047,782	10,523,364
Finance leases	1,029,887	1,071,179
Wholesale and other dealer loans	2,615,728	2,875,650

	12,693,397	14,470,193
Deferred origination costs	135,398	161,956
Unearned income	(628,340)	(754,539)
Allowance for credit losses
Retail	(83,858)	(89,439)
Finance leases	(28,928)	(30,585)
Wholesale and other dealer loans	(26,243)	(26,358)

	(139,029)	(146,382)

Total finance receivables, net	12,061,426	13,731,228
Less – Current portion	(5,117,660)	(5,628,934)

Noncurrent finance receivables, net	6,943,766	8,102,294

Operating Leases
Vehicles	2,999,294	3,674,969
Equipment	104,351	129,029
Less – Deferred income and other	(65,634)	(94,438)

	3,038,011	3,709,560
Less – Accumulated depreciation	(749,238)	(808,764)
Less – Allowance for credit losses	(8,020)	(7,220)

Vehicles and equipment on operating leases, net	2,280,753	2,893,576

Toyota’s finance receivables are subject to collectability risks. These risks include consumer and dealer insolvencies and insufficient collateral values (less costs to sell) to realize the full carrying values of these receivables. See discussion in “Critical Accounting Estimates — Allowance for Doubtful Accounts and Credit Losses” and note 10 to the consolidated financial statements.

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

The fluctuations in funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs decreased during fiscal 2013 and 2014, mainly as a result of lower interest rates.

Toyota launched its credit card business in Japan in April 2001. As of March 31, 2013, Toyota had 11.8 million cardholders, an increase of 0.9 million cardholders compared with March 31, 2012. As of March 31, 2014, Toyota had 12.7 million cardholders, an increase of 0.9 million cardholders compared with March 31, 2013. Credit card receivables as of March 31, 2013 increased by ¥30.5 billion from March 31, 2012 to ¥338.1 billion. Credit card receivables as of March 31, 2014 increased by ¥42.8 billion from March 31, 2013 to ¥380.9 billion.

Other Business Operations

Toyota’s other business operations consist of housing (including the manufacture and sale of prefabricated homes), information technology related businesses (including information technology and telecommunications, intelligent transport systems and GAZOO) and other businesses.

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

Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles. In calendar 2012 and 2013, Toyota produced 75.4% and 76.3%, respectively, of its non-domestic sales outside Japan. In North America, 75.3% and 73.7% of vehicles sold in calendar 2012 and 2013, respectively, were produced locally. In Europe, 58.5% and 69.4% of vehicles sold in calendar 2012 and 2013, respectively, were produced locally. Localizing production enables Toyota to locally purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.

Toyota also enters into foreign currency transactions and other hedging instruments to address a portion of its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations, which in some years can be significant. See notes 20 and 26 to the consolidated financial statements for additional information.

Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income attributable to Toyota Motor Corporation. A strengthening of the Japanese yen against other currencies has the opposite effect. In fiscal 2013 and 2014, the Japanese yen was on average and at the end of the fiscal year weaker against the U.S. dollar in comparison to fiscal 2012 and 2013, respectively. Although, in fiscal 2013, the Japanese yen was on average stronger against the euro in comparison to the prior fiscal year, it was on average weaker in fiscal 2014. The Japanese yen was weaker at the end of fiscal 2013 and 2014 against the euro in comparison to the end of fiscal 2012 and 2013, respectively. See further discussion in “Quantitative and Qualitative Disclosures about Market Risk — Market Risk Disclosures — Foreign Currency Exchange Rate Risk”.

During fiscal 2013 and 2014, the average exchange rate of the Japanese yen against the U.S. dollar and the euro compared to the prior fiscal year fluctuated as described above. The operating results excluding the impact of currency fluctuations described in “Results of Operations — Fiscal 2014 Compared with Fiscal 2013” and “Results of Operations — Fiscal 2013 Compared with Fiscal 2012” show results of net revenues obtained by applying the Japanese yen’s average exchange rate in the previous fiscal year to the local currency-denominated net revenues for fiscal 2013 and 2014, respectively, as if the value of the Japanese yen had remained constant for the comparable periods. Results excluding the impact of currency fluctuations year-on-year are not on the same basis as Toyota’s consolidated financial statements and do not conform with U.S. GAAP. Furthermore, Toyota does not believe that these measures are a substitute for U.S. GAAP measures. However, Toyota believes that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

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

The management of the automotive operations is organized by function, with a manager having oversight responsibility for each function within the segment. Management assesses financial and non-financial data such as vehicle unit sales, production volume, market share information, vehicle model plans and plant location costs to allocate resources within the automotive operations.

Geographic Breakdown

The following table sets forth Toyota’s net revenues in each geographic market based on the country of location of the parent company or the subsidiaries that transacted the sale with the external customer for the past three fiscal years.

	Yen in millions
	Year ended March 31,
	2012	2013	2014
Japan	7,293,804	7,910,456	8,532,875
North America	4,644,348	6,167,821	7,938,615
Europe	1,917,408	2,003,113	2,614,070
Asia	3,116,849	4,058,629	4,475,382
Other*	1,611,244	1,924,173	2,130,969

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Results of Operations — Fiscal 2014 Compared with Fiscal 2013

	Yen in millions
	Year ended March 31,		2014 v. 2013 Change
	2013	2014	Amount	Percentage
Net revenues:
Japan	12,821,018	14,297,470	1,476,452	11.5%
North America	6,284,425	8,117,099	1,832,674	29.2
Europe	2,083,113	2,724,959	641,846	30.8
Asia	4,385,476	4,877,672	492,196	11.2
Other*	2,094,265	2,336,641	242,376	11.6
Intersegment elimination/unallocated amount	(5,604,105)	(6,661,930)	(1,057,825)	—

Total	22,064,192	25,691,911	3,627,719	16.4
Operating income:
Japan	576,335	1,510,165	933,830	162.0
North America	221,925	326,052	104,127	46.9
Europe	26,462	58,228	31,766	120.0
Asia	376,055	395,737	19,682	5.2
Other*	133,744	42,568	(91,176)	(68.2)
Intersegment elimination/unallocated amount	(13,633)	(40,638)	(27,005)	—

Total	1,320,888	2,292,112	971,224	73.5
Operating margin	6.0%	8.9%	2.9%
Income before income taxes and equity in earnings of affiliated companies	1,403,649	2,441,080	1,037,431	73.9
Net margin from income before income taxes and equity in earnings of affiliated companies	6.4%	9.5%	3.1%
Equity in earnings of affiliated companies	231,519	318,376	86,857	37.5
Net income attributable to Toyota Motor Corporation	962,163	1,823,119	860,956	89.5
Net margin attributable to Toyota Motor Corporation	4.4%	7.1%	2.7%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Net Revenues

Toyota had net revenues for fiscal 2014 of ¥25,691.9 billion, an increase of ¥3,627.7 billion, or 16.4%, compared with the prior fiscal year. This increase mainly reflected the favorable impact of fluctuations in foreign currency translation rates of ¥2,510.4 billion and changes in vehicle unit sales and sales mix of ¥300.0 billion. Excluding the impact of changes in the Japanese yen values used for translation purposes of ¥2,510.4 billion, net revenues would have been ¥23,181.4 billion during fiscal 2014, a 5.1% increase compared with the prior fiscal year. The automotive market in calendar year 2013 increased by 7.9% in North America and in fiscal 2014 increased by 5.9% in Japan compared with the prior year due to the market in the U.S. and Japan progressing in a steady manner. Under these automotive market conditions, Toyota’s consolidated vehicle unit sales increased by 2.8% compared with the prior fiscal year to 9,116 thousand vehicles.

The table below shows Toyota’s net revenues from external customers by product category and by business.

	Yen in millions
	Year ended March 31,		2014 v. 2013 Change
	2013	2014	Amount	Percentage
Vehicles	17,446,473	20,353,340	2,906,867	16.7%
Parts and components for overseas production	356,756	431,760	75,004	21.0
Parts and components for after service	1,577,690	1,843,478	265,788	16.8
Other	997,843	1,105,277	107,434	10.8

Total Automotive	20,378,762	23,733,855	3,355,093	16.5
All Other	535,388	578,789	43,401	8.1

Total sales of products	20,914,150	24,312,644	3,398,494	16.2
Financial services	1,150,042	1,379,267	229,225	19.9

Total	22,064,192	25,691,911	3,627,719	16.4%

Toyota’s net revenues include net revenues from sales of products, consisting of net revenues from automotive operations and all other operations, which increased by 16.2% during fiscal 2014 compared with the prior fiscal year to ¥24,312.6 billion, and net revenues from financial services operations which increased by 19.9% during fiscal 2014 compared with the prior fiscal year to ¥1,379.2 billion. Excluding the impact of changes in the Japanese yen values used for translation purposes of ¥2,311.9 billion, net revenues from sales of products would have been ¥22,000.6 billion during fiscal 2014, a 5.2% increase compared with the prior fiscal year. The increase in net revenues from sales of products is mainly due to an increase in Toyota vehicle unit sales of 245 thousand vehicles. Excluding the impact of changes in the Japanese yen values used for translation purposes of ¥198.5 billion, net revenues from financial services operations would have been ¥1,180.7 billion during fiscal 2014, a 2.7% increase compared with the prior fiscal year.

The following table shows the number of financing contracts by geographic region at the end of fiscal 2014 and 2013, respectively.

	Number of financing contracts in thousands
	Year ended March 31,		2014 v. 2013 Change
	2013	2014	Amount	Percentage
Japan	1,765	1,813	48	2.7%
North America	4,596	4,791	195	4.3
Europe	825	879	54	6.5
Asia	868	1,167	299	34.5
Other*	618	688	70	11.3

Total	8,672	9,338	666	7.7%

*	“Other” consists of Central and South America, Oceania and Africa.

Geographically, net revenues (before the elimination of intersegment revenues) for fiscal 2014 increased by 11.5% in Japan, 29.2% in North America, 30.8% in Europe, 11.2% in Asia, and 11.6% in Other compared with the prior fiscal year. Excluding the impact of changes in the Japanese yen values used for translation purposes of ¥2,510.4 billion, net revenues in fiscal 2014 would have increased by 11.5% in Japan, 8.4% in North America, 6.5% in Europe and 5.9% in Other compared with the prior fiscal year, and would have decreased by 4.9% in Asia compared with the prior fiscal year.

The following is a discussion of net revenues in each geographic market (before the elimination of intersegment revenues).

Japan

	Thousands of units
	Year ended March 31,		2014 v. 2013 Change
	2013	2014	Amount	Percentage
Toyota’s consolidated vehicle unit sales*	4,202	4,220	18	0.4%
* including number of exported vehicle unit sales

	Yen in millions
	Year ended March 31,		2014 v. 2013 Change
	2013	2014	Amount	Percentage
Net revenues:
Sales of products	12,687,092	14,179,710	1,492,618	11.8%
Financial services	133,926	117,760	(16,166)	(12.1)

Total	12,821,018	14,297,470	1,476,452	11.5%

Toyota’s domestic and exported vehicle unit sales increased by 18 thousand vehicles compared with the prior fiscal year due primarily to favorable market conditions.

North America

	Thousands of units
	Year ended March 31,		2014 v. 2013 Change
	2013	2014	Amount	Percentage
Toyota’s consolidated vehicle unit sales	2,469	2,529	60	2.5%

	Yen in millions
	Year ended March 31,		2014 v. 2013 Change
	2013	2014	Amount	Percentage
Net revenues:
Sales of products	5,564,183	7,234,376	1,670,193	30.0%
Financial services	720,242	882,723	162,481	22.6

Total	6,284,425	8,117,099	1,832,674	29.2%

Net revenues in North America increased due primarily to the 60 thousand vehicles increase in vehicle unit sales compared with the prior fiscal year. The vehicle unit sales increased due mainly to the market progressing in a steady manner and strong sales of the RAV4, IS and other new car models.

Europe

	Thousands of units
	Year ended March 31,		2014 v. 2013 Change
	2013	2014	Amount	Percentage
Toyota’s consolidated vehicle unit sales	799	844	45	5.6%

	Yen in millions
	Year ended March 31,		2014 v. 2013 Change
	2013	2014	Amount	Percentage
Net revenues:
Sales of products	2,007,207	2,630,408	623,201	31.0%
Financial services	75,906	94,551	18,645	24.6

Total	2,083,113	2,724,959	641,846	30.8%

Net revenues in Europe increased due primarily to the 45 thousand vehicles increase in vehicle unit sales compared with the prior fiscal year. The vehicle unit sales increased due mainly to the strong sales of the RAV4, Corolla and other car models.

Asia

	Thousands of units
	Year ended March 31,		2014 v. 2013 Change
	2013	2014	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,684	1,609	(75)	(4.5)%

	Yen in millions
	Year ended March 31,		2014 v. 2013 Change
	2013	2014	Amount	Percentage
Net revenues:
Sales of products	4,307,943	4,755,114	447,171	10.4%
Financial services	77,533	122,558	45,025	58.1

Total	4,385,476	4,877,672	492,196	11.2%

Excluding the favorable impact of fluctuations in foreign currency translation rates, net revenues in Asia would have decreased due primarily to the 75 thousand vehicles decrease in vehicle unit sales compared with the prior fiscal year. The decrease in vehicle unit sales was due mainly to decreased sales in Thailand and India, which in turn was due mainly to the shrinking of the market and competitive market conditions.

Other

	Thousands of units
	Year ended March 31,		2014 v. 2013 Change
	2013	2014	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,640	1,769	129	7.8%

	Yen in millions
	Year ended March 31,		2014 v. 2013 Change
	2013	2014	Amount	Percentage
Net revenues:
Sales of products	1,942,215	2,162,505	220,290	11.3%
Financial services	152,050	174,136	22,086	14.5

Total	2,094,265	2,336,641	242,376	11.6%

Net revenues in Other increased due primarily to the 129 thousand vehicles increase in vehicle unit sales compared with the prior fiscal year. The vehicle unit sales increased due mainly to the strong sales of the Etios in Central and South America.

Operating Costs and Expenses

	Yen in millions
	Year ended March 31,		2014 v. 2013 Change
	2013	2014	Amount	Percentage
Operating costs and expenses
Cost of products sold	18,010,569	19,988,245	1,977,676	11.0%
Cost of financing operations	630,426	812,894	182,468	28.9
Selling, general and administrative	2,102,309	2,598,660	496,351	23.6

Total	20,743,304	23,399,799	2,656,495	12.8%

Yen in millions
2014 v. 2013 Change
Changes in operating costs and expenses:
Effect of changes in vehicle unit sales and sales mix	120,000
Effect of fluctuation in foreign currency translation rates	2,378,900
Effect of cost reduction efforts	(290,000)
Effect of increase in miscellaneous costs and others	447,595

Total	2,656,495

Operating costs and expenses increased by ¥2,656.4 billion, or 12.8%, to ¥23,399.7 billion during fiscal 2014 compared with the prior fiscal year. This increase resulted mainly from the ¥2,378.9 billion unfavorable impact of fluctuations in foreign currency translation rates, the ¥447.5 billion increase in miscellaneous costs and others, and the ¥120.0 billion impact of changes in vehicle unit sales and sales mix, partially offset by the ¥290.0 billion impact of cost reduction efforts.

The increase in miscellaneous costs and others was due mainly to the ¥125.0 billion payment to the U.S government based on the agreement with the U.S. Attorney’s Office for the Southern District of New York to resolve its investigation, the ¥100.0 billion increase in labor costs, the ¥100.0 billion increase in research and development expenses, and the ¥83.0 billion increase in costs related to ending the vehicle and engine production in Australia, partially offset by the ¥90.0 billion charge for costs related to the settlement of the economic loss claims in the consolidated federal action in the U.S. recorded in the prior fiscal year.

Cost Reduction Efforts

During fiscal 2014, Toyota’s continued cost reduction efforts reduced operating costs and expenses by ¥290.0 billion. The amount of the effect of cost reduction efforts includes the impact of fluctuation in the price of steel, precious metals, non-ferrous alloys including aluminum, plastic parts and other production materials and parts. In fiscal 2014, continued cost reduction efforts together with suppliers contributed to the improvement in earnings. These cost reduction efforts related to ongoing value engineering and value analysis activities, the use of common parts resulting in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of Products Sold

Cost of products sold increased by ¥1,977.6 billion, or 11.0%, to ¥19,988.2 billion during fiscal 2014 compared with the prior fiscal year. The increase resulted mainly from the ¥1,866.5 billion unfavorable impact of fluctuations in foreign currency translation rates, the ¥105.0 billion impact of changes in vehicle unit sales and sales mix, the ¥100.0 billion increase in research and development expenses, and the ¥80.0 billion increase in costs related to ending the vehicle and engine production in Australia, partially offset by the ¥290.0 billion impact of cost reduction efforts.

Cost of Financing Operations

Cost of financing operations increased by ¥182.4 billion, or 28.9%, to ¥812.8 billion during fiscal 2014 compared with the prior fiscal year. The increase resulted mainly from the ¥183.0 billion unfavorable impact of fluctuations in foreign currency translation rates.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥496.3 billion, or 23.6%, to ¥2,598.6 billion during fiscal 2014 compared with the prior fiscal year. This increase mainly reflected the ¥329.3 billion unfavorable impact of fluctuations in foreign currency translation rates, and the ¥125.0 billion payment to the U.S government based on the agreement with the U.S. Attorney’s Office for the Southern District of New York to resolve its investigation, partially offset by the ¥90.0 billion charge for costs related to the settlement of the economic loss claims in the consolidated federal action in the U.S. recorded in the prior fiscal year.

Operating Income

Yen in millions
2014 v. 2013 Change
Changes in operating income and loss:
Effect of changes in exchange rates	900,000
Effect of cost reduction efforts	290,000
Effect of marketing efforts	180,000
Effect of increase of miscellaneous costs and others	(480,000)
Other	81,224

Total	971,224

Toyota’s operating income increased by ¥971.2 billion, or 73.5%, to ¥2,292.1 billion during fiscal 2014 compared with the prior fiscal year. This increase was due mainly to the ¥900.0 billion favorable impact of changes in exchange rates, ¥290.0 billion impact of cost reduction efforts, and ¥180.0 billion impact of marketing efforts, partially offset by the ¥480.0 billion increase in miscellaneous costs and others. The increase in miscellaneous costs and others was due mainly to the ¥125.0 billion payment to the U.S government based on the agreement with the U.S. Attorney’s Office for the Southern District of New York to resolve its investigation, the ¥100.0 billion increase in labor costs, the ¥100.0 billion increase in research and development expenses, and the ¥83.0 billion increase in costs related to ending the vehicle and engine production in Australia, partially offset by the ¥90.0 billion charge for costs related to the settlement of the economic loss claims in the consolidated federal action in the U.S. recorded in the prior fiscal year.

During fiscal 2014, operating income (before elimination of intersegment profits), compared with the prior fiscal year increased by ¥933.8 billion, or 162.0%, in Japan, ¥104.1 billion, or 46.9%, in North America, ¥31.7 billion, or 120.0%, in Europe, ¥19.6 billion, or 5.2%, in Asia, and decreased by ¥91.1 billion, or 68.2%, in Other.

The following is a description of operating income in each geographic market.

Japan

Yen in millions
2014 v. 2013 Change
Changes in operating income and loss:
Effect of changes in exchange rates	940,000
Effect of cost reduction efforts	175,000
Effect of marketing efforts	180,000
Effect of increase of miscellaneous costs and others	(370,000)
Other	8,830

Total	933,830

North America

Yen in millions
2014 v. 2013 Change
Changes in operating income and loss:
Effect of cost reduction efforts	75,000
Effect of marketing activities	(25,000)
Effect of decrease of miscellaneous costs and others	50,000
Other	4,127

Total	104,127

Europe

Yen in millions
2014 v. 2013 Change
Changes in operating income and loss:
Effect of cost reduction efforts	15,000
Effect of marketing efforts	25,000
Effect of increase of miscellaneous costs and others	(10,000)
Other	1,766

Total	31,766

Asia

Yen in millions
2014 v. 2013 Change
Changes in operating income and loss:
Effect of changes in exchange rates	25,000
Effect of cost reduction efforts	35,000
Effect of marketing activities	(40,000)
Effect of increase of miscellaneous costs and others	(50,000)
Other	49,682

Total	19,682

Other

Yen in millions
2014 v. 2013 Change
Changes in operating income and loss:
Effect of cost reduction efforts	(10,000)
Effect of marketing efforts	40,000
Effect of increase of miscellaneous costs and others	(100,000)
Other	(21,176)

Total	(91,176)

Other Income and Expenses

Interest and dividend income increased by ¥16.7 billion, or 17.0%, to ¥115.4 billion during fiscal 2014 compared with the prior fiscal year.

Interest expense decreased by ¥3.3 billion, or 14.5%, to ¥19.6 billion during fiscal 2014 compared with the prior fiscal year.

Foreign exchange gain, net increased by ¥44.7 billion, or 805.4%, to ¥50.2 billion during fiscal 2014 compared with the prior fiscal year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated assets and liabilities recognized through transactions in foreign currencies translated at prevailing exchange rates and the value at the date the transaction settled during the fiscal year, including those settled using forward foreign currency exchange contracts, or the value translated by appropriate year-end exchange rates. The ¥44.7 billion increase in foreign exchange gain, net was due mainly to the losses recorded in fiscal 2013 resulting from the Japanese yen being stronger against foreign currencies at the time foreign currency bonds were redeemed during that fiscal year than the Japanese yen at the time of purchase.

Other loss, net increased by ¥1.4 billion, or 94.7%, to ¥2.9 billion during fiscal 2014 compared with the prior fiscal year.

Income Taxes

The provision for income taxes increased by ¥216.1 billion, or 39.2%, to ¥767.8 billion during fiscal 2014 compared with the prior fiscal year due mainly to the increase in income before income taxes and equity in earnings of affiliated companies. The effective tax rate for fiscal 2014 was 31.5%, which was lower than the statutory tax rate in Japan. This was due mainly to the increase in tax credits and income before income taxes and equity in earnings of affiliated companies from foreign subsidiaries where statutory tax rates are lower than that of Japan.

Net Income Attributable to Noncontrolling Interests and Equity in Earnings of Affiliated Companies

Net income attributable to noncontrolling interests increased by ¥47.2 billion, or 38.9%, to ¥168.5 billion during fiscal 2014 compared with the prior fiscal year. This was due mainly to an increase during fiscal 2014 in net income attributable to the shareholders of consolidated subsidiaries.

Equity in earnings of affiliated companies during fiscal 2014 increased by ¥86.8 billion, or 37.5%, to ¥318.3 billion compared with the prior fiscal year. This increase was due mainly to an increase during fiscal 2014 in net income attributable to the shareholders of affiliated companies accounted for by the equity method.

Net Income Attributable to Toyota Motor Corporation

Net income attributable to the shareholders of Toyota Motor Corporation increased by ¥860.9 billion, or 89.5%, to ¥1,823.1 billion during fiscal 2014 compared with the prior fiscal year.

Other Comprehensive Income and Loss

Other comprehensive income increased by ¥61.5 billion to ¥884.2 billion for fiscal 2014 compared with the prior fiscal year. This increase resulted from unrealized holding gains on securities in fiscal 2014 of ¥493.7 billion compared with gains of ¥368.5 billion in the prior fiscal year, and from pension liability adjustments in fiscal 2014 of ¥93.5 billion compared with gains of ¥19.5 billion in the prior fiscal year, partially offset by unfavorable foreign currency translation adjustments gains of ¥296.9 billion in fiscal 2014 compared with gains of ¥434.6 billion in the prior fiscal year.

Segment Information

The following is a discussion of the results of operations for each of Toyota’s operating segments. The amounts presented are prior to intersegment elimination.

	Yen in millions
	Year ended March 31,		2014 v. 2013 Change
	2013	2014	Amount	Percentage
Automotive:
Net revenues	20,419,100	23,781,404	3,362,304	16.5%
Operating income	944,704	1,938,778	994,074	105.2
Financial Services:
Net revenues	1,170,670	1,421,047	250,377	21.4
Operating income	315,820	294,891	(20,929)	(6.6)
All Other:
Net revenues	1,066,461	1,151,280	84,819	8.0
Operating income	53,616	64,270	10,654	19.9
Intersegment elimination/unallocated amount:
Net revenues	(592,039)	(661,820)	(69,781)	—
Operating income	6,748	(5,827)	(12,575)	—

Automotive Operations Segment

The automotive operations segment is Toyota’s largest operating segment by net revenues. Net revenues for the automotive segment increased during fiscal 2014 by ¥3,362.3 billion, or 16.5%, to ¥23,781.4 billion compared with the prior fiscal year. The increase mainly reflects the ¥2,304.9 billion favorable impact of fluctuations in foreign currency translation rates and the ¥300.0 billion favorable impact of changes in vehicle unit sales and sales mix.

Operating income from the automotive operations increased by ¥994.0 billion, or 105.2%, to ¥1,938.7 billion during fiscal 2014 compared with the prior fiscal year. This increase in operating income was due mainly to the ¥900.0 billion favorable impact of changes in exchange rates, the ¥290.0 billion impact of cost reduction efforts, and the ¥190.0 billion of favorable impact of changes in vehicle unit sales and sales mix, partially offset by the ¥480.0 billion increase in miscellaneous costs and others.

The changes in vehicle unit sales and changes in sales mix were due primarily to the increase in Toyota’s vehicle unit sales by 245 thousand vehicles compared with the prior fiscal year resulting from the increase in vehicle unit sales in North America, Europe and Other. The increase in miscellaneous costs and others was due mainly to the ¥125.0 billion payment to the U.S government based on the agreement with the U.S. Attorney’s Office for the Southern District of New York to resolve its investigation, the ¥100.0 billion increase in labor costs, the ¥100.0 billion increase in research and development expenses, and the ¥83.0 billion increase in costs related to ending the vehicle and engine production in Australia, partially offset by the ¥90.0 billion charge for costs related to the settlement of the economic loss claims in the consolidated federal action in the U.S. recorded in the prior fiscal year.

Financial Services Operations Segment

Net revenues for the financial services operations increased during fiscal 2014 by ¥250.3 billion, or 21.4%, to ¥1,421.0 billion compared with the prior fiscal year. This increase was primarily due to the ¥199.8 billion favorable impact of fluctuations in foreign currency translation rates.

Operating income from financial services operations decreased by ¥20.9 billion, or 6.6%, to ¥294.8 billion during fiscal 2014 compared with the prior fiscal year. This decrease was due primarily to the recording of ¥22.0 billion of valuation losses on interest rate swaps stated at fair value.

All Other Operations Segment

Net revenues for Toyota’s other operations segments increased by ¥84.8 billion, or 8.0%, to ¥1,151.2 billion during fiscal 2014 compared with the prior fiscal year.

Operating income from Toyota’s other operations segments increased by ¥10.6 billion, or 19.9%, to ¥64.2 billion during fiscal 2014 compared with the prior fiscal year.

Results of Operations — Fiscal 2013 Compared with Fiscal 2012

	Yen in millions
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Net revenues:
Japan	11,167,319	12,821,018	1,653,699	14.8%
North America	4,751,886	6,284,425	1,532,539	32.3
Europe	1,993,946	2,083,113	89,167	4.5
Asia	3,334,274	4,385,476	1,051,202	31.5
Other*	1,760,175	2,094,265	334,090	19.0
Intersegment elimination/unallocated amount	(4,423,947)	(5,604,105)	(1,180,158)	—

Total	18,583,653	22,064,192	3,480,539	18.7
Operating income (loss):
Japan	(207,040)	576,335	783,375	—
North America	186,409	221,925	35,516	19.1
Europe	17,796	26,462	8,666	48.7
Asia	256,790	376,055	119,265	46.4
Other*	108,814	133,744	24,930	22.9
Intersegment elimination/unallocated amount	(7,142)	(13,633)	(6,491)	—

Total	355,627	1,320,888	965,261	271.4
Operating margin	1.9%	6.0%	4.1%
Income before income taxes and equity in earnings of affiliated companies	432,873	1,403,649	970,776	224.3
Net margin from income before income taxes and equity in earnings of affiliated companies	2.3%	6.4%	4.1%
Equity in earnings of affiliated companies	197,701	231,519	33,818	17.1
Net income attributable to Toyota Motor Corporation	283,559	962,163	678,604	239.3
Net margin attributable to Toyota Motor Corporation	1.5%	4.4%	2.9%

*	“Other” consists of Central and South America, Oceania and Africa.

Net Revenues

Toyota had net revenues for fiscal 2013 of ¥22,064.1 billion, an increase of ¥3,480.5 billion, or 18.7%, compared with the prior fiscal year. This increase reflected changes in numbers of the vehicle unit sales and sales mix of ¥3,031.5 billion and favorable impact of fluctuations in foreign currency translation rates of ¥281.8 billion. Excluding the impact of changes in the Japanese yen values used for translation purposes of ¥281.8 billion, net revenues would have been ¥21,782.3 billion during fiscal 2013, a 17.2% increase compared with the prior fiscal year. The automotive market in 2012 increased by 11.3% in North America and 14.3% in Asia compared with the prior fiscal year. In fiscal 2013, the market in the U.S. and emerging countries such as Asia developed in a steady manner. Under these automotive market conditions, Toyota’s consolidated vehicle unit sales increased to 8,871 thousand vehicles by 20.7% compared with the prior fiscal year.

The table below shows Toyota’s net revenues from external customers by product category and by business.

	Yen in millions
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Vehicles	14,164,940	17,446,473	3,281,533	23.2%
Parts and components for overseas production	338,000	356,756	18,756	5.5
Parts and components for after service	1,532,219	1,577,690	45,471	3.0
Other	929,219	997,843	68,624	7.4

Total Automotive	16,964,378	20,378,762	3,414,384	20.1
All Other	547,538	535,388	(12,150)	(2.2)

Total sales of products	17,511,916	20,914,150	3,402,234	19.4
Financial services	1,071,737	1,150,042	78,305	7.3

Total	18,583,653	22,064,192	3,480,539	18.7%

Toyota’s net revenues include net revenues from sales of products, consisting of net revenues from automotive operations and all other operations, which increased by 19.4% during fiscal 2013 compared with the prior fiscal year to ¥20,914.1 billion, and net revenues from financial services operations which increased by 7.3% during fiscal 2013 compared with the prior fiscal year to ¥1,150.0 billion. Excluding the impact of changes in the Japanese yen values used for translation purposes of ¥246.0 billion, net revenues from sales of products would have been ¥20,668.1 billion, an 18.0% increase during fiscal 2013 compared with the prior fiscal year. The increase in net revenues from sales of products is due to an increase in Toyota vehicle unit sales by 1,519 thousand vehicles. Excluding the impact of changes in the Japanese yen values used for translation purposes of ¥35.8 billion, net revenues from financial services operations would have been ¥1,114.2 billion, a 4.0% increase during fiscal 2013 compared with the prior fiscal year. This increase was mainly due to an increase of ¥25.8 billion rental revenue generated by vehicles and equipment on operating lease.

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

Geographically, net revenues (before the elimination of intersegment revenues) for fiscal 2013 increased by 14.8% in Japan, 32.3% in North America, 4.5% in Europe, 31.5% in Asia, and 19.0% in Other compared with the prior fiscal year. Excluding the impact of changes in the Japanese yen values used for translation purposes of ¥281.8 billion, net revenues in fiscal 2013 would have increased by 14.8% in Japan, 26.2% in North America, 6.9% in Europe, 28.0% in Asia and 22.5% in Other compared with the prior fiscal year.

The following is a discussion of net revenues in each geographic market (before the elimination of intersegment revenues).

Japan

	Thousands of units
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Toyota’s consolidated vehicle unit sales*	3,741	4,202	461	12.3%
* including number of exported vehicle unit sales

	Yen in millions
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Net revenues:
Sales of products	11,040,964	12,687,092	1,646,128	14.9%
Financial services	126,355	133,926	7,571	6.0

Total	11,167,319	12,821,018	1,653,699	14.8%

Toyota’s domestic and exported vehicle unit sales increased by 461 thousand vehicles compared with the prior fiscal year due mainly to a recovery from the negative impact of the Great East Japan Earthquake in the first half of fiscal 2012, an increase in demand by subsidies for eco-cars offered by the government and strong sales of Aqua and other car models in fiscal 2013.

North America

	Thousands of units
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,872	2,469	597	31.9%

	Yen in millions
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Net revenues:
Sales of products	4,048,532	5,564,183	1,515,651	37.4%
Financial services	703,354	720,242	16,888	2.4

Total	4,751,886	6,284,425	1,532,539	32.3%

In North America, the vehicle unit sales increased by 597 thousand vehicles compared with the prior fiscal year due mainly to the market recovering in a steady manner and strong sales of Corolla, Camry and other car models.

Europe

	Thousands of units
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Toyota’s consolidated vehicle unit sales	798	799	1	0.1%

	Yen in millions
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Net revenues:
Sales of products	1,925,670	2,007,207	81,537	4.2%
Financial services	68,276	75,906	7,630	11.2

Total	1,993,946	2,083,113	89,167	4.5%

Net revenues in Europe as a whole increased due primarily to the 1 thousand vehicles increase in vehicle unit sales compared with the prior fiscal year. The vehicle unit sales increased in Eastern Europe, especially in Russia, although sales of Toyota brands’ vehicles decreased in Western Europe compared with the prior fiscal year due to the European sovereign debt crisis.

Asia

	Thousands of units
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,327	1,684	357	26.9%

	Yen in millions
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Net revenues:
Sales of products	3,275,871	4,307,943	1,032,072	31.5%
Financial services	58,403	77,533	19,130	32.8

Total	3,334,274	4,385,476	1,051,202	31.5%

Net revenues in Asia as a whole increased due primarily to the 357 thousand vehicles increase in vehicle unit sales compared with the prior fiscal year. The vehicle unit sales increased due mainly to the expansion of markets such as Thailand and Indonesia, and the recovery during fiscal 2013 from the negative impacts of the flood in Thailand in fiscal 2012.

Other

	Thousands of units
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,284	1,640	356	27.8%

	Yen in millions
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Net revenues:
Sales of products	1,636,043	1,942,215	306,172	18.7%
Financial services	124,132	152,050	27,918	22.5

Total	1,760,175	2,094,265	334,090	19.0%

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

Operating Costs and Expenses

	Yen in millions
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Operating costs and expenses
Cost of products sold	15,795,918	18,010,569	2,214,651	14.0%
Cost of financing operations	592,646	630,426	37,780	6.4
Selling, general and administrative	1,839,462	2,102,309	262,847	14.3

Total	18,228,026	20,743,304	2,515,278	13.8%

Yen in millions
2013 v. 2012 Change
Changes in operating costs and expenses:
Effect of changes in vehicle unit sales and sales mix	2,360,000
Effect of fluctuation in foreign currency translation rates	270,000
Effect of cost reduction efforts	(450,000)
Effect of increase in miscellaneous costs and others	335,278

Total	2,515,278

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

The increase in miscellaneous costs and others was due mainly to the ¥90.0 billion charge for costs related to the settlement of the economic loss claims in the consolidated federal action in the U.S., the ¥70.0 billion increase in labor costs, the ¥50.0 billion impact of increase in product quality related expenses and the ¥20.0 billion increase in research and development expenses. This increase in product quality related expenses resulted from the weakening of the Japanese yen at the end of fiscal 2013 against other currencies in comparison to the prior fiscal year. See note 13 to the consolidated financial statements.

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

Operating Income

Yen in millions
2013 v. 2012 Change
Changes in operating income and loss:
Effect of marketing efforts	650,000
Effect of cost reduction efforts	450,000
Effect of changes in exchange rates	150,000
Effect of increase of miscellaneous costs and others	(300,000)
Other	15,261

Total	965,261

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

Japan

Yen in millions
2013 v. 2012 Change
Changes in operating income and loss:
Effect of marketing efforts	415,000
Effect of cost reduction efforts	380,000
Effect of changes in exchange rates	165,000
Effect of increase of miscellaneous costs and others	(170,000)
Other	(6,625)

Total	783,375

North America

Yen in millions
2013 v. 2012 Change
Changes in operating income and loss:
Effect of marketing efforts	30,000
Effect of cost reduction efforts	50,000
Effect of increase of miscellaneous costs and others	(65,000)
Other	20,516

Total	35,516

Europe

Yen in millions
2013 v. 2012 Change
Changes in operating income and loss:
Effect of marketing efforts	5,000
Effect of cost reduction efforts	5,000
Effect of increase of miscellaneous costs and others	(5,000)
Other	3,666

Total	8,666

Asia

Yen in millions
2013 v. 2012 Change
Changes in operating income and loss:
Effect of marketing efforts	135,000
Effect of cost reduction efforts	15,000
Effect of changes in exchange rates	(10,000)
Effect of increase of miscellaneous costs and others	(30,000)
Other	9,265

Total	119,265

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

Net Income Attributable to Noncontrolling Interests and Equity in Earnings of Affiliated Companies

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

	Yen in millions
	Year ended March 31,		2013 v. 2012 Change
	2012	2013	Amount	Percentage
Automotive:
Net revenues	16,994,546	20,419,100	3,424,554	20.2%
Operating income	21,683	944,704	923,021	4,256.9
Financial Services:
Net revenues	1,100,324	1,170,670	70,346	6.4
Operating income	306,438	315,820	9,382	3.1
All Other:
Net revenues	1,048,915	1,066,461	17,546	1.7
Operating income	42,062	53,616	11,554	27.5
Intersegment elimination/unallocated amount:
Net revenues	(560,132)	(592,039)	(31,907)	—
Operating income	(14,556)	6,748	21,304	—

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

Related Party Transactions

Toyota does not have any significant related party transactions other than transactions with affiliated companies in the ordinary course of business. See note 11 to the consolidated financial statements for further discussion.

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

•

certified vehicles models sold after December 15, 2008 shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or re-use as material or energy to a minimum of 95% by weight per vehicle; and

•	end-of-life vehicles must meet actual re-use and/or recycling of 80% and re-use and/or recovery of 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015.

See note 23 to the consolidated financial statements for further discussion.

Recent Accounting Pronouncements in the United States

In July 2013, the FASB issued updated guidance on uncertain tax positions. This guidance requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward for tax purposes, a similar tax loss, or a tax credit carryforward. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In May 2014, the FASB issued updated guidance on the recognition of revenue from contracts with customers. This guidance will supersede the current revenue recognition guidance. This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

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

The “expected liability for the cost of recalls and other safety measures” are calculated by multiplying the “sales unit” by the “expected average repair cost per unit”. The “expected average repair cost per unit” is calculated based on dividing the “accumulated amount of repair cost paid per unit” by the “pattern of payment occurrences”. The “pattern of payment occurrence” represents a ratio that shows the measure of payment occurrence over 10 years based on actual payments with regard to units sold within 10 years.

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

Sensitivity analysis

The level of credit losses, which could significantly impact Toyota’s results of operations, is influenced by two factors: frequency of occurrence and expected severity of loss. The overall allowance for credit losses is evaluated at least quarterly, considering a variety of assumptions and factors to determine whether reserves are considered adequate to cover probable losses. The following table illustrates the effect of an assumed change in frequency of occurrence or expected severity of loss mainly in the United States, assuming all other assumptions are held consistent. The table below represents the impact on the allowance for credit losses in Toyota’s financial services operations of the change in frequency of occurrence or expected severity of loss as any change impacts most significantly on the financial services operations.

Yen in millions
Effect on the allowance for credit losses as of March 31, 2014
10 percent change in frequency of occurrence or expected severity of loss	3,808

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

Throughout the life of the lease, management performs periodic evaluations of estimated end-of-term fair values to determine whether estimates used in the determination of the contractual residual value are still considered reasonable. Factors affecting the estimated residual value at lease maturity include, but are not limited to, new vehicle incentive programs, new vehicle pricing, used vehicle supply, projected vehicle return rates, and projected loss severity. The vehicle return rate represents the number of leased vehicles actually returned at contract maturity as a percentage of the number of lease contracts originally scheduled to mature in the same period less lease contracts subject to early terminations. A higher rate of vehicle returns exposes Toyota to higher potential losses incurred at lease termination. Severity of loss is the extent to which the end-of-term fair value of a lease is less than its carrying value at lease end.

To the extent that sales incentives remain an integral part of sales promotion, resale prices of used vehicles and, correspondingly, the fair value of Toyota’s leased vehicles could be subject to downward pressure. The extent of the impact this will have on the end of term residual value depends on the significance of the incentive programs and whether they are sustained over a number of periods. This in turn can impact the projection of future used vehicle values, adversely impacting the expected residual value of the current operating lease portfolio and increasing the provision for residual value losses. However, various other factors impact used vehicle values and the projection of future residual values, including the supply of and demand for used vehicles, interest rates, inflation, the actual or perceived quality, safety and reliability of vehicles, the general economic outlook, new vehicle pricing, projected vehicle return rates and projected loss severity, which may offset this effect. Such factors may adversely affect the results of operations for financial services due to significant charges reducing the estimated residual value.

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

Yen in millions
Effect on the residual value losses over the remaining terms of the operating leases on and after April 1, 2014
1 percent increase in vehicle return rate	1,647
1 percent increase in end-of-term market values	6,278

Impairment of Long-Lived Assets

Toyota periodically reviews the carrying value of its long-lived assets held and used and assets to be disposed of, including intangible assets, when events and circumstances warrant such a review. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Management believes that the estimates of future cash flows and fair values are reasonable. However, changes in estimates of such cash flows and fair values would affect the evaluations and negatively affect future operating results of the automotive operations. In fiscal 2014, Toyota recorded long-lived assets impairment charges relating to the end of production in Australia. See note 27 to the consolidated financial statements for further discussion.

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

The two most critical assumptions impacting the calculation of pension costs and obligations are the discount rates and the expected rates of returns on plan assets. Toyota determines the discount rates mainly based on the rates of high quality fixed income bonds or fixed income governmental bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. Toyota determines the expected rates of return for pension assets after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions. A weighted-average discount rate of 1.7% domestically and 4.5% overseas and a weighted-average expected rate of return on plan assets of 2.6% domestically and 6.9% overseas are the results of assumptions used for the various pension plans in calculating Toyota’s consolidated pension costs for fiscal 2014. Also, a weighted-average discount rate of 1.4% domestically and 4.8% overseas is the result of assumption used for the various pension plans in calculating Toyota’s consolidated pension obligations for fiscal 2014.

Sensitivity analysis

The following table illustrates the effects of assumed changes in weighted-average discount rates and the weighted-average expected rate of return on plan assets, which Toyota believes are critical estimates in determining pension costs and obligations, assuming all other assumptions are consistent.

	Yen in millions
	Domestic		Overseas
	Effect on pre-tax income for the year ended March 31, 2015	Effect on obligations for the year ended March 31, 2014	Effect on pre-tax income for the year ended March 31, 2015	Effect on obligations for the year ended March 31, 2014
Discount rates
0.5% decrease	(7,014)	124,531	(5,790)	93,520
0.5% increase	6,830	(115,234)	5,474	(82,020)
Expected rate of return on plan assets
0.5% decrease	(6,222)		(2,905)
0.5% increase	6,222		2,905

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

Outlook

As for our future business environment, the world economy is expected to benefit from ongoing moderate recovery in the U.S. and a gradual move toward recovery in Europe, meanwhile, some emerging countries show signs of uncertainty. The Japanese economy is expected to remain on a recovery trend, backed by an improved environment for exports and the effects of various policy measures. Due attention should be paid, however, to downside risks mainly from the continuing uncertainty of overseas economies, especially in emerging countries, and the downturn in consumption following a surge in last-minute demand spurred by the consumption tax increase in Japan.

The automotive market is expected to see expansion mainly in the U.S.; however, amid the change in market structure, as seen in the expansion and diversification of demand for eco-cars backed by rising environmental consciousness and rapid advances in information and communications technology, fierce competition exists on a global scale. In light of the foregoing external factors, Toyota expects that net revenues for fiscal 2015 will increase compared with fiscal 2014 due to price revisions and other factors, partially offset by the unfavorable impact of fluctuations in foreign currency translation rates and a decrease in vehicle unit sales. Toyota expects that operating income will increase in fiscal 2015 compared with fiscal 2014 due mainly to the favorable impact of cost reduction efforts and marketing efforts, partially offset by an increase in miscellaneous costs, decrease in vehicle unit sales and changes in sales mix and the unfavorable impact of fluctuations in foreign currency rates. Toyota expects that income before income taxes and equity in earnings of affiliated companies and net income attributable to Toyota Motor Corporation will decrease in fiscal 2015 due to foreign exchange gains and losses and other factors.

For the purposes of this outlook discussion, Toyota is assuming an average exchange rate of ¥100 to the U.S. dollar and ¥140 to the euro. Exchange rate fluctuations can materially affect Toyota’s operating results. In particular, a strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota’s operating results. See “Operating and Financial Review and Prospects — Operating Results — Overview — Currency Fluctuations” for further discussion.

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

In fiscal 2015, Toyota expects to sufficiently fund its capital expenditures and research and development activities through cash and cash equivalents on hand, and cash generated by operations. Toyota will use its funds for the development of environment technologies, maintenance and replacement of manufacturing facilities, and the introduction of new products. See “Information on the Company — Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures for fiscal 2012, 2013 and 2014, and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota funds its financing programs for customers and dealers, including loans and leasing programs, from both cash generated by operations and borrowings by its sales finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.

Net cash provided by operating activities increased by ¥1,194.7 billion to ¥3,646.0 billion for fiscal 2014, compared with ¥2,451.3 billion for fiscal 2013. The increase was primarily attributable to the ¥971.2 billion increase in operating income. This increase in operating income was due mainly to the ¥900.0 billion favorable impact of changes in exchange rates, the ¥290.0 billion impact of cost reduction efforts and the ¥180.0 billion impact of marketing efforts, partially offset by the ¥480.0 billion increase in miscellaneous costs and others.

Results of operations are recorded on an accrual basis and are therefore different from cash provided or used in operating activities. Other than operating income, the increase of net cash provided by operating activities was primarily attributable to the ¥438.5 billion increase in “accrued income taxes” resulting from the increase in income before income taxes and equity in earnings of affiliated companies, compared with an increase of ¥22.1 billion for fiscal 2013 resulting from the increase in operating income that was partially offset by the usage of operating loss carryforwards. The increases in “operating income” and “accrued income taxes” in fiscal 2014 were partially offset by the ¥160.0 billion in “deferred income taxes” for fiscal 2013 mainly due to the usage of operating loss carryforwards.

Net cash provided by operating activities increased by ¥998.8 billion to ¥2,451.3 billion for fiscal 2013, compared with ¥1,452.4 billion for fiscal 2012. The increase was primarily attributable to the ¥965.2 billion increase in operating income. This increase in operating income was due mainly to the ¥650.0 billion impact of marketing efforts, including an increase in numbers of vehicle unit sales mainly in North America, Asia and others, the ¥450.0 billion impact of cost reduction efforts and the ¥150.0 billion favorable impact of changes in exchange rates mainly due to the weaker yen against the U.S. dollar, partially offset by the ¥300.0 billion increase in miscellaneous costs and others.

Results of operations are recorded on an accrual basis and are therefore different from cash provided or used in operating activities. The main reasons for the difference are changes in working capital at each fiscal year-end. The material factors that impacted our working capital in fiscal 2013, were as follows:

In net cash provided by operating activities for fiscal 2013, accounts and notes receivable increased by ¥168.2 billion due mainly to the increase in wholesale and other dealer loan receivables driven by the increase in inventory level at the dealers, even though it was partially offset by the decrease in accounts and notes receivable driven by the decrease in numbers of vehicle unit sales in the fourth quarter of fiscal 2013 compared with the fourth quarter of fiscal 2012 which was not in line with the increase in numbers of the annual vehicle unit sales level in fiscal 2013 compared to fiscal 2012.

In addition, accounts payable decreased by ¥209.2 billion due mainly to the decrease in production level in the fourth quarter of fiscal 2013 compared with the fourth quarter of fiscal 2012 which was not in line with the increase in numbers of the annual production level in fiscal 2013 compared to fiscal 2012. These changes in working capital items had a negative impact on the net cash provided by operating activities for fiscal 2013.

In net cash provided by operating activities for fiscal 2012, accounts and notes receivable increased by ¥585.4 billion, inventories increased by ¥344.9 billion and accounts payable increased by ¥756.3 billion due mainly to the significant decrease in production, sales and inventory in March 2011 due to the Great East Japan Earthquake and increase in production, sales and inventory in the fourth quarter of fiscal 2012 due to the recovery of production levels from the earthquake. Collectively, these changes in working capital items had a negative impact on the net cash provided by operating activities for fiscal 2012.

As working capital changes not directly related to our increased operating income had a similar impact on net cash provided by operating activities in fiscal 2012 and 2013, the impact of such changes in working capital items on net cash provided by operating activities for fiscal 2013 compared with fiscal 2012 was limited.

Net cash used in investing activities increased by ¥1,308.9 billion to ¥4,336.2 billion for fiscal 2014, compared with ¥3,027.3 billion for fiscal 2013. The increase was primarily attributable to the ¥675.6 billion increase in purchases of marketable securities and security investments and to the ¥589.0 billion increase in purchases of equipment leased to others.

Net cash used in investing activities increased by ¥1,584.6 billion to ¥3,027.3 billion for fiscal 2013, compared with ¥1,442.6 billion for fiscal 2012. The increase was primarily attributable to the ¥630.5 billion increase in finance receivables, to the ¥426.5 billion increase in purchases of marketable securities and security investments and to the ¥311.0 billion increase in purchases of equipment leased to others.

Net cash provided by financing activities increased by ¥442.2 billion to ¥919.4 billion for fiscal 2014, compared with ¥477.2 billion for fiscal 2013. The increase was primarily attributable to the ¥699.0 billion increase in proceeds from issuance of long-term debt, partially offset by the ¥306.7 billion increase in payments of long-term debt.

Net cash provided by financing activities increased by ¥832.5 billion to ¥477.2 billion for fiscal 2013, compared with net cash used in financing activities of ¥355.3 billion for fiscal 2012. The increase was primarily attributable to the ¥796.4 billion increase in proceeds from issuance of long-term debt and to the ¥185.4 billion decrease in payments of long-term debt.

Total capital expenditures for property, plant and equipment, excluding vehicles and equipment on operating leases, were ¥970.0 billion during fiscal 2014, an increase of 13.5% from the ¥854.5 billion in total capital expenditures during the prior fiscal year. This increase was due primarily to an increase in investments in Japan and Asia.

Total capital expenditures for vehicles and equipment on operating leases were ¥1,708.6 billion during fiscal 2014, an increase of 52.6% from the ¥1,119.5 billion in total capital expenditures during the prior fiscal year. This increase was due primarily to an increase in investments in the financial services operations.

Toyota expects investments in property, plant and equipment, excluding vehicles and equipment on operating leases, to be approximately ¥1,020.0 billion during fiscal 2015.

Based on currently available information, Toyota does not expect environmental matters to have a material impact on its financial position, results of operations, liquidity or cash flows during fiscal 2015. However, uncertainty exists with respect to Toyota’s obligations under current and future environment regulations as described in “Information on the Company — Business Overview — Governmental Regulation, Environmental and Safety Standards”.

Cash and cash equivalents were ¥2,041.1 billion as of March 31, 2014. Most of Toyota’s cash and cash equivalents are held in Japanese yen or in U.S. dollars. In addition, time deposits were ¥180.2 billion and marketable securities were ¥2,046.8 billion as of March 31, 2014.

Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, increased during fiscal 2014 by ¥1,954.5 billion, or 28.7%, to ¥8,759.0 billion.

Trade accounts and notes receivable, less allowance for doubtful accounts increased during fiscal 2014 by ¥64.5 billion, or 3.3%, to ¥2,036.2 billion. This increase was due mainly to the fluctuations in foreign currency translation rates.

Inventories increased during fiscal 2014 by ¥178.9 billion, or 10.4%, to ¥1,894.7 billion. This increase was due mainly to the fluctuations in foreign currency translation rates.

Total finance receivables, net increased during fiscal 2014 by ¥1,669.8 billion, or 13.8%, to ¥13,731.2 billion. This increase was due mainly to the fluctuations in foreign currency translation rates and an increase in the number of financing contracts. As of March 31, 2014, finance receivables were geographically distributed as follows: in North America 57.1%, in Asia 11.4%, in Europe 10.8%, in Japan 8.9% and in Other 11.8%.

Marketable securities and other securities investments, including those included in current assets, increased during fiscal 2014 by ¥2,189.6 billion, or 33.1%, reflecting an increase in the fair values of common stocks and purchase of marketable securities and security investments.

Property, plant and equipment increased during fiscal 2014 by ¥790.0 billion, or 11.5%, primarily reflecting fluctuations in foreign currency translation rates and the increase in the capital expenditures, partially offset by the impacts of depreciation charges during the year.

Accounts and notes payable increased during fiscal 2014 by ¥99.4 billion, or 4.7%. This increase was due mainly to the increase in production volume in the fourth quarter of fiscal 2014.

Accrued expenses increased during fiscal 2014 by ¥127.6 billion, or 5.8%. This increase was due mainly to the increase in product quality related expenses.

Income taxes payable increased during fiscal 2014 by ¥438.5 billion, or 280.7%. This increase was due mainly to the increase in income before income taxes and equity in earnings of affiliated companies.

Toyota’s total borrowings increased during fiscal 2014 by ¥2,195.6 billion, or 15.5%. Toyota’s short-term borrowings consist of loans with a weighted-average interest rate of 2.57% and commercial paper with a weighted-average interest rate of 0.49%. Short-term borrowings increased during fiscal 2014 by ¥741.2 billion, or 18.1%, to ¥4,830.8 billion. Toyota’s long-term debt consists of unsecured and secured loans, medium-term notes, unsecured notes and long-term capital lease obligations with interest rates ranging from 0.00% to 41.79%, and maturity dates ranging from 2014 to 2047. The current portion of long-term debt increased during fiscal 2014 by ¥245.2 billion, or 9.1%, to ¥2,949.6 billion and the non-current portion increased by ¥1,209.0 billion, or 16.5%, to ¥8,546.9 billion. The increase in total borrowings resulted mainly from an increase in medium-term notes. As of March 31, 2014, approximately 43% of long-term debt was denominated in U.S. dollars, 14% in Japanese yen, 11% in Australian dollars, and 32% in other currencies. Toyota hedges interest rate risk exposure of fixed-rate borrowings by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.

As of March 31, 2014, Toyota’s total interest bearing debt was 112.8% of Toyota Motor Corporation shareholders’ equity, compared with 116.3% as of March 31, 2013.

The following table provides information for credit rating of Toyota’s short-term borrowing and long-term debt from rating agencies, Standard & Poor’s Ratings Group (S&P), Moody’s Investors Services (Moody’s), and Rating and Investment Information, Inc. (R&I), as of May 31, 2014. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

	S&P	Moody’s	R&I
Short-term borrowing	A-1+	P-1	—
Long-term debt	AA-	Aa3	AA+

Toyota’s unfunded pension liabilities of Japanese plans decreased during fiscal 2014 by ¥91.0 billion, or 18.1%, to ¥413.0 billion. The liabilities of foreign plans also decreased during fiscal 2014 by ¥29.3 billion, or 19.0%, to ¥124.6 billion. The unfunded amounts will be funded through future cash contributions by Toyota or in some cases will be settled on the retirement date of each covered employee. The decrease in unfunded pension liabilities of the Japanese plans as of the end of fiscal 2014 compared with the prior fiscal year end reflects mainly an increase in pension assets due to an increase in equity security prices, despite an increase in pension benefit obligations that resulted from a decline in discount rate. The decrease in unfunded pension liabilities of foreign plans also reflects the increase in pension assets resulting mainly from an increase in equity security prices. See note 19 to the consolidated financial statements for further discussion.

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

Toyota’s research and development expenditures were approximately ¥910.5 billion in fiscal 2014, ¥807.4 billion in fiscal 2013 and ¥779.8 billion in fiscal 2012.

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

Toyota’s research and development activities focus on the environment, vehicle safety, information technology and product development.

Toyota’s environmental research and development activities focus on:

•	Developing fuel-efficient engines and transmissions. These technologies include improved technologies in fuel economy, emission, and performance, such as the development of next-generation direct

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

5.E OFF-BALANCE SHEET ARRANGEMENTS

Toyota uses its securitization program as part of its funding through special purpose entities for its financial services operations. Toyota is considered the primary beneficiary of these special purpose entities and therefore consolidates them. Toyota has not entered into any off-balance sheet securitization transactions during fiscal 2014.

Lending Commitments

Credit Facilities with Credit Card Holders

Toyota’s financial services operations issue credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holder’s requests up to the limits established on an individual holder’s basis. Although loans made to customers through these facilities are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥234.2 billion as of March 31, 2014.

Credit Facilities with Dealers

Toyota’s financial services operations maintain credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota prices the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operations also provide financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota’s outstanding credit facilities with dealers totaled ¥2,014.4 billion as of March 31, 2014.

Guarantees

Toyota enters into certain guarantee contracts with its dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match the maturity of installment payments, and as of March 31, 2014, ranged from one month to 35 years. However, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of March 31, 2014 is ¥2,097.1 billion. Liabilities for these guarantees of ¥6.4 billion have been provided as of March 31, 2014. Under these guarantee contracts, Toyota is entitled to recover any amounts paid by it from the customers whose obligations it guaranteed.

5.F TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations and Commitments

For information regarding debt obligations, capital lease obligations, operating lease obligations and other obligations, including amounts maturing in each of the next five years, see notes 12, 22 and 23 to the consolidated financial statements. In addition, as part of Toyota’s normal business practices, Toyota enters into long-term arrangements with suppliers for purchases of certain raw materials, components and services. These arrangements may contain fixed/minimum quantity purchase requirements. Toyota enters into such arrangements to facilitate an adequate supply of these materials and services.

The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2014.

	Yen in millions
	Total	Payments Due by Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:
Short-term borrowings (note 12)
Loans	1,165,580	1,165,580	—	—	—
Commercial paper	3,665,240	3,665,240	—	—	—
Long-term debt* (note 12)	11,474,777	2,945,481	4,360,877	3,230,616	937,803
Estimated amount of interest expense on long-term debt	825,909	255,946	327,783	136,253	105,927
Capital lease obligations (note 12)	21,796	4,182	5,111	3,082	9,421
Non-cancelable operating lease obligations (note 22)	62,571	12,258	18,840	12,067	19,406
Commitments for the purchase of property, plant and other assets (note 23)	79,294	52,759	10,392	6,708	9,435

Total	17,295,167	8,101,446	4,723,003	3,388,726	1,081,992

*	“Long-term debt” represents future principal payments.

Toyota is unable to make reasonable estimates of the period of cash settlement with respect to liabilities recognized for uncertain tax benefits, and accordingly such liabilities are excluded from the table above. See note 15 to the consolidated financial statements for further discussion.

Toyota expects to contribute ¥55,057 million domestically and ¥13,118 million overseas to its pension plans in fiscal 2015.

	Yen in millions
	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Commercial Commitments (note 23):
Maximum potential exposure to guarantees given in the ordinary course of business	2,097,151	532,294	873,756	451,496	239,605

Total Commercial Commitments	2,097,151	532,294	873,756	451,496	239,605

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

Toyota believes it is crucial for it to be led by directors and senior management who deeply understand, and can effectively implement, Toyota’s strengths — the monozukuri spirit of conscientious manufacturing and the genchi genbutsu principle of placing emphasis on on-site operations with a go-and-see attitude for continued improvement and problem solving. At the 109th Ordinary General Shareholders’ Meeting held in June 2013, three outside directors were appointed in order to further reflect the opinions of those from outside the company in management’s decision-making process. Toyota has six audit & supervisory board members, three of whom are outside audit & supervisory board members. At the 110th Ordinary General Shareholders’ Meeting held in June 2014, in order to be prepared in the event Toyota lacks the number of audit & supervisory board members required by law, one substitute audit & supervisory board member was appointed pursuant to Article 329, Paragraph 2 of the Companies Act.

Set forth below are Toyota’s directors and audit & supervisory board members.

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Takeshi Uchiyamada (August 17, 1946)	Chairman of the Board	1969 Joined Toyota Motor Corporation (“TMC”) 1998 Director of TMC 2001 Managing Director of TMC 2003 Senior Managing Director of TMC 2005 Executive Vice President of TMC 2012 Vice Chairman of TMC 2013 Chairman of TMC	43,739

Akio Toyoda (May 3, 1956)	President, Member of the Board	1984 Joined TMC 2000 Director of TMC 2002 Managing Director of TMC 2003 Senior Managing Director of TMC 2005 Executive Vice President of TMC 2009 President of TMC (important concurrent duties) Corporate Auditor of Toyota Boshoku Corporation Chairman and CEO of Toyota Motor North America, Inc. Chairman of Toyota Motor Sales & Marketing Corporation	4,588,975

Satoshi Ozawa (August 5, 1949)	Executive Vice President, Member of the Board	1974 Joined Toyota Motor Sales Co., Ltd. 2003 Managing Officer of TMC 2007 Senior Managing Director of TMC 2010 Executive Vice President of TMC (important concurrent duties) Chairman of Toyota Motor Europe NV/SA Chairman of Toyota Motor Engineering & Manufacturing North America, Inc. Vice Chairman of Toyota Motor North America, Inc. Corporate Auditor of Toyota Industries Corporation	41,300

Nobuyori Kodaira (March 18, 1949)	Executive Vice President, Member of the Board	1972 Joined Ministry of International Trade and Industry 2004 Director-General, Agency for Natural Resources and Energy 2006 Retired from Director-General, Agency for Natural Resources and Energy 2008 Advisor of TMC 2009 Managing Officer of TMC 2010 Senior Managing Director of TMC 2011 Director and Senior Managing Officer of TMC 2012 Executive Vice President of TMC (important concurrent duties) Director of KDDI CORPORATION	17,200

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Mitsuhisa Kato (March 2, 1953)	Executive Vice President, Member of the Board	1975 Joined TMC 2004 Managing Officer of TMC 2006 Toyota Technocraft Co., Ltd. President 2006 Advisor of TMC 2007 Retired from Advisor of TMC 2010 Retired from Toyota Technocraft Co., Ltd. President 2010 Senior Managing Director of TMC 2011 Senior Managing Officer of TMC 2012 Executive Vice President of TMC (important concurrent duties) Chairman of Toyota Motor Engineering & Manufacturing (China) Co., Ltd. Director of Toyota Boshoku Corporation	10,050

Masamoto Maekawa (October 17, 1949)	Executive Vice President, Member of the Board	1973 Joined Toyota Motor Sales Co., Ltd. 2003 Managing Officer of TMC 2007 Toyota Administa Corporation President 2007 Advisor of TMC 2009 Retired from Toyota Administa Corporation President 2009 Senior Managing Director of TMC 2011 Senior Managing Officer of TMC 2012 Executive Vice President of TMC (important concurrent duties) President and Representative Director of Toyota Marketing Japan Corporation	27,700

Yasumori Ihara (November 17, 1951)	Executive Vice President, Member of the Board

1975 Joined TMC

2004 Managing Officer of TMC

2007 Toyota Transportation Co., Ltd. President

2007 Advisor of TMC

2008 Retired from Advisor of TMC

2009 Retired from Toyota Transportation Co., Ltd. President

2009 Senior Managing Director of TMC

2011 Director and Senior Managing Officer of TMC

2013 Executive Vice President of TMC

(important concurrent duties)

Executive Vice Chairman of FAW Toyota Research & Development Co., Ltd.

Chairman of Toyota Motor Technical Center (China) Co., Ltd.

Chairman of Toyota Motor Asia Pacific Pte Ltd.

Chairman of Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd

			13,700

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

2008 Advisor of TMC

2008 Retired from Toyota Motor Engineering & Manufacturing North America, Inc. President

2010 Retired from Advisor of TMC

2012 Retired from Toyota Motor Kyushu, Inc. President

2012 Senior Managing Officer of TMC

2013 Executive Vice President of TMC

(important concurrent duties)

Chairman of Toyota Motor (Changshu) Auto Parts Co., Ltd.

			12,300

Koei Saga (February 1, 1951)	Member of the Board	1977 Joined TMC 2008 Managing Officer of TMC 2012 Senior Managing Officer of TMC 2013 Director and Senior Managing Officer of TMC (important concurrent duties) Corporate Auditor of JTEKT Corporation	10,100

Tokuo Fukuichi (October 15, 1951)	Member of the Board	1974 Joined TMC 2011 Managing Officer of TMC 2013 Senior Managing Officer of TMC 2014 Director and Senior Managing Officer of TMC (important concurrent duties) Vice President of Calty Design Research Inc.	2,450

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Shigeki Terashi (February 16, 1955)	Member of the Board

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

2012 President and CEO of Toyota Motor Engineering & Manufacturing North America, Inc.

2012 President and COO of Toyota Motor North America, Inc.

2013 Retired from Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO

2013 Retired from Toyota Motor North America, Inc. President and COO

2013 Senior Managing Officer of TMC

2013 Director and Senior Managing Officer of TMC

			11,100

Yoshimasa Ishii (April 22, 1953)	Member of the Board	1976 Joined Toyota Motor Sales Co., Ltd. 2005 Managing Officer of TMC 2009 Senior Managing Director of TMC 2011 Senior Managing Officer of TMC 2013 Advisor of TMC 2013 President of Toyota Financial Services Corporation 2013 Director of TMC (important concurrent duties) President of Toyota Financial Services Corporation Chairman and CEO of Toyota Financial Service America Chairman of Toyota Motor Leasing (China) Co., Ltd.	15,000

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Ikuo Uno (January 4, 1935)	Member of the Board

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

(important concurrent duties)

Advisor of Nippon Life Insurance Company

Outside Director of Fuji Kyuko Co., Ltd.

Outside Corporate Auditor of Odakyu Electric Railway Co., Ltd.

Outside Corporate Auditor of Tohoku Electric Power Co., Inc.

Outside Corporate Auditor of West Japan Railway Company

Outside Director of Panasonic Corporation

Outside Corporate Auditor of Sumitomo Mitsui Financial Group, Inc.

—

Haruhiko Kato (July 21, 1952)	Member of the Board	1975 Joined Ministry of Finance (Japan) 2007 Director of Taxation Bureau, Ministry of Finance (Japan) 2009 Director-General of National Tax Administration Agency 2010 Retired from National Tax Administration Agency Director-General 2011 Senior Managing Director of Japan Securities Depository Center, Inc. 2011 President and CEO of Japan Securities Depository Center, Inc. 2013 Director of TMC (important concurrent duties) President and CEO of Japan Securities Depository Center, Inc. Outside Director of Canon Inc.	—

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Mark. T. Hogan (May 15, 1951)	Member of the Board	1973 Joined General Motors Corporation 2002 Vice President of General Motors Group 2004 Retired from General Motors Group Vice President 2004 President of Magna International Inc. 2007 Retired from Magna International Inc. President 2008 President and CEO of Vehicle Production Group LLC 2010 Retired from Vehicle Production Group LLC President and CEO 2010 President of Dewey Investments LLC 2013 Director of TMC (important concurrent duties) President of Dewey Investments LLC	—

Yoichiro Ichimaru (October 10, 1948)	Full-time Audit & Supervisory Board Member	1971 Joined Toyota Motor Sales Co., Ltd. 2001 Director of TMC 2003 Managing Officer of TMC 2005 Senior Managing Director of TMC 2009 Executive Vice President of TMC 2011 Audit & Supervisory Board Member of TMC	31,068

Masaki Nakatsugawa (January 29, 1953)	Full-time Audit & Supervisory Board Member	1976 Joined Toyota Motor Sales Co., Ltd. 2000 Dispatched to Toyota Motor Thailand Co., Ltd. 2004 General Manager for Accounting Div. of TMC 2006 Audit & Supervisory Board Member of TMC	5,800

Masahiro Kato (September 17, 1952)	Full-time Audit & Supervisory Board Member	1975 Joined TMC 2009 Toyota Motor (China) Investment Co., Ltd. President 2009 Managing Officer of TMC 2011 Retired from Toyota Motor (China) Investment Co., Ltd. President 2011 Audit & Supervisory Board Member of TMC	7,200

Kunihiro Matsuo (September 13, 1942)	Outside Audit & Supervisory Board Member	2004 Supreme Public Prosecutors Office Prosecutor-General 2006 Retired from Supreme Public Prosecutors Office Prosecutor-General 2006 Registered as Attorney 2007 Outside Audit & Supervisory Board Member of TMC (important concurrent duties) Outside Corporate Auditor of MITSUI & CO., LTD. Outside Corporate Auditor of KOMATSU LTD. Outside Corporate Auditor of BROTHER INDUSTRIES, LTD. Outside Director of Japan Exchange Group, Inc. Outside Corporate Auditor of Seven Bank, Ltd. Outside Corporate Auditor of TV TOKYO Holdings Corporation	—

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Yoko Wake (November 18, 1947)	Outside Audit & Supervisory Board Member	1970 Joined the Fuji Bank, Limited 1973 Retired from the same 1977 Instructor of Faculty of Business and Commerce of Keio University 1982 Associate Professor of the same 1993 Professor of the same 2011 Outside Audit & Supervisory Board Member of TMC 2013 Professor Emeritus of Faculty of Business and Commerce of Keio University	—

Teisuke Kitayama (October 26, 1946)	Outside Audit & Supervisory Board Member

1969 Joined Mitsui Bank

1997 Director of The Sakura Bank, Limited

1999 Executive Officer of the same

2000 Managing Executive Officer of the same

2000 Managing Director and Managing Executive Officer of the same

2001 Managing Director and Managing Executive Officer of Sumitomo Mitsui Banking Corporation

2003 Senior Managing Director and Senior Executive Officer of the same

2003 Senior Executive Officer of Sumitomo Mitsui Financial Group, Inc.

2004 Vice President and Executive Officer of the same

2004 Retired from Director of Sumitomo Mitsui Banking Corporation

2004 Vice President and Director of Sumitomo Mitsui Financial Group, Inc.

2005 President and Director of the same

2005 Chairman and Director of Sumitomo Mitsui Banking Corporation

2011 Retired from Director of Sumitomo Mitsui Financial Group, Inc.

2014 Outside Audit & Supervisory Board Member of TMC

(important concurrent duties)

Chairman of the Board of Sumitomo Mitsui Banking Corporation

Outside Director of FUJIFILM Holdings Corporation

Outside Auditor of Isetan Mitsukoshi Holdings Ltd.

—

None of the persons listed above was selected as director, audit & supervisory board member or member of senior management pursuant to an arrangement or understanding with Toyota’s major shareholders, customers, suppliers or others.

Set forth below is Toyota’s substitute audit & supervisory board member.

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Ryuji Sakai (August 7, 1957)	—	1985 Registered as attorney and joined Nagashima & Ohno 1990 Wilson Sonsini Goodrich & Rosati 1995 Partner of Nagashima & Ohno 2000 Partner of Nagashima Ohno & Tsunematsu (important concurrent duties) Attorney Outside Audit & Supervisory Board Member of Kobayashi Pharmaceutical Co., Ltd. Outside Audit & Supervisory Board Member of Tokyo Electron Limited	—

6.B COMPENSATION

The aggregate amount of remuneration, including bonuses but excluding stock options, accrued for all directors and audit & supervisory board members as a group by Toyota for services in all capacities during fiscal 2014 was approximately ¥1,828 million. Directors and audit & supervisory board members of Toyota Motor Corporation receive year-end bonuses, the aggregate amount of which is approved at Toyota Motor Corporation’s ordinary general shareholders’ meeting and is based on Toyota Motor Corporation’s financial performance for the fiscal year. The amounts of the bonuses paid to individual directors and audit & supervisory board members are then determined based upon discussions at a meeting of Toyota Motor Corporation’s board of directors and the meeting of audit & supervisory board members.

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

Toyota’s Annual Securities Report filed with the Kanto Local Bureau of Finance on June 24, 2014, contained the following information concerning compensation in fiscal 2014 on a consolidated basis for directors and audit & supervisory board members whose total compensation exceeded ¥100 million during such period:

- Takeshi Uchiyamada, Director: ¥165 million (¥98 million in base compensation and ¥67 million in bonus)

- Akio Toyoda, Director: ¥230 million (¥102 million in base compensation and ¥127 million in bonus)

- Satoshi Ozawa, Director: ¥113 million (¥64 million in base compensation and ¥49 million in bonus)

- Nobuyori Kodaira, Director: ¥110 million (¥64 million in base compensation and ¥46 million in bonus)

- Mitsuhisa Kato, Director: ¥110 million (¥64 million in base compensation and ¥46 million in bonus)

- Masamoto Maekawa, Director: ¥110 million (¥64 million in base compensation and ¥46 million in bonus)

- Yasumori Ihara, Director: ¥106 million (¥60 million in base compensation and ¥46 million in bonus)

The amounts above were recorded as expenses in fiscal 2014.

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

Under the Companies Act and Toyota’s articles of incorporation, Toyota may, by a resolution of its board of directors, exempt Directors (including former Directors) from their liabilities to Toyota arising in connection with their failure to execute their duties within the limits stipulated by laws and regulations. In addition, Toyota may enter into a liability limitation agreement with each outside director which limits the maximum amount of their liabilities owed to Toyota arising in connection with their failure to execute their duties to an amount equal to the minimum liability limit amount prescribed in the laws and regulations.

Under the Companies Act, Toyota must have at least three audit & supervisory board members. At least half of the audit & supervisory board members are required to be persons who have not been a Director, accounting counselor (or if an accounting counselor is a judicial person, a member of such judicial person who is in charge of its affairs), executive officer, general manager or employee of Toyota or any of its subsidiaries at any time during the past. The audit & supervisory board members may not at the same time be directors, accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person who is in charge of its affairs), executive officers, general managers or employees of Toyota or any of its subsidiaries. Together, these audit & supervisory board members form an audit & supervisory board. The audit & supervisory board members have the duty to examine the financial statements and business reports which are submitted by the board of directors to the general shareholders’ meeting. The audit & supervisory board members also monitor the administration of Toyota’s affairs by the directors. Audit & supervisory board members are not required to be, and Toyota’s audit & supervisory board members are not, certified public accountants. They are required to participate in meetings of the board of directors but are not entitled to vote.

Under the Companies Act and Toyota’s articles of incorporation, Toyota may, by a resolution of its board of directors, exempt audit & supervisory board members (including former audit & supervisory board members) from their liabilities to Toyota arising in connection with their failure to execute their duties within the limits stipulated by laws and regulations. In addition, Toyota may enter into a liability limitation agreement with each outside audit & supervisory board member which limits the maximum amount of their liabilities owed to Toyota arising in connection with their failure to execute their duties to an amount equal to the minimum liability limit amount prescribed in the laws and regulations.

Toyota does not have a remuneration committee.

6.D EMPLOYEES

The total number of Toyota employees, on a consolidated basis, was 338,875 as of March 31, 2014, 333,498 as of March 31, 2013 and 325,905 as of March 31, 2012. The following tables set forth a breakdown of persons employed by business segment and by geographic location as of March 31, 2014.

Segment	Number of Employees	Location	Number of Employees
Automotive	297,680	Japan	196,902
Financial services	9,285	North America	41,829
All other	27,228	Europe	19,229
Unallocated	4,682	Asia	56,732
		Other*	24,183

Total	338,875	Total	338,875

		* “Other” consists of Central and South America, Oceania, Africa and the Middle East.

Most regular employees of Toyota Motor Corporation and its consolidated subsidiaries in Japan, other than management, are required to become members of the labor unions that comprise the Federation of All Toyota Workers’ Unions. Approximately 86% of Toyota Motor Corporation’s regular employees in Japan are members of this union.

In Japan, basic wages and other working conditions are negotiated annually. In addition, in accordance with Japanese national custom, each employee is also paid a semi-annual bonus. Bonuses are negotiated at the time of wage negotiations and are based on Toyota’s financial results, prospects and other factors. The average wage increases per employee, excluding bonuses, in Japan have been approximately 2.2% per year for the past five fiscal years.

In general, Toyota considers its labor relations with all of its workers to be good. However, Toyota is currently a party to, and otherwise from time to time experiences, labor disputes in some of the countries in which it operates. Toyota does not expect any disputes to which it is currently a party to materially affect Toyota’s consolidated financial position.

Toyota’s average number of temporary employees on a consolidated basis was 85,778 during fiscal 2014.

6.E SHARE OWNERSHIP

For information on the number of shares of Toyota’s common stock held by each director and audit & supervisory board member as of June 2014, see “— Directors and Senior Management”. Each such director and audit & supervisory board member owns less than one percent of the issued and outstanding shares of common stock of Toyota. The shares held by each director and audit & supervisory board member do not include options that are exercisable for shares of Toyota’s common stock. For a description of these options, see “— Stock Options” below.

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

The following table summarizes information for options and the incentive plan outstanding and exercisable at March 31, 2014:

	Outstanding			Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price
(Yen)		(Yen)	(Years)		(Yen)
3,183 – 5,000	4,915,900	4,067	3.32	4,915,900	4,067
5,001 – 7,278	2,415,000	6,794	0.91	2,415,000	6,794

Toyota also has an employee stock ownership association in Japan for employees and full time and part time company advisors. Members of the employee stock ownership association set aside certain amounts from their monthly salary and bonuses to purchase Toyota’s common stock through the employee stock ownership association. As of March 31, 2014, the employee stock ownership association held 14,842,581 shares of Toyota’s common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

As of March 31, 2014, 3,447,997,492 shares of Toyota’s common stock were issued, out of which, 278,231,473 shares were treasury stock and 3,169,766,019 shares were outstanding. Beneficial ownership of Toyota’s common stock in the table below was prepared from information known to Toyota or that could be ascertained from public filings, including filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Financial Instruments and Exchange Law of Japan.

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

According to The Bank of New York Mellon, depositary for Toyota’s ADSs, as of March 31, 2014, 83,412,971 shares of Toyota’s common stock were held in the form of ADRs and there were 239,016 ADR holders of record in the United States. According to Toyota’s register of shareholders, as of March 31, 2014, there were 613,646 holders of common stock of record worldwide. As of March 31, 2014, there were 521 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 13.5% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

To the extent known to Toyota, Toyota is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

Toyota knows of no arrangements the operation of which may at a later time result in a change of control.

7.B RELATED PARTY TRANSACTIONS

Business Relationships

Toyota purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s affiliated companies accounted for by the equity method and those firms with which certain members of Toyota’s board of directors are affiliated. Toyota purchased materials, supplies and services from these affiliated entities in the amount of ¥4,289.5 billion in fiscal 2014. Toyota also sells its products and services to Toyota’s affiliated companies accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota sold products and services to these affiliated entities in the amount of ¥1,854.7 billion in fiscal 2014. See note 11 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with affiliated companies.

Loans

Toyota regularly has trade accounts and other receivables by, and accounts payable to, Toyota’s affiliated companies accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota had outstanding trade accounts and other receivables by these affiliated entities in the amount of ¥253.3 billion as of March 31, 2014. Toyota had outstanding trade accounts and other payables to these affiliated entities in the amount of ¥599.3 billion as of March 31, 2014.

Toyota, from time to time, provides short- to medium-term loans to its affiliated companies, as well as loans under a loan program established by certain subsidiaries to assist their executives and directors with the purchase of homes. As of March 31, 2014, an aggregate amount of ¥1.4 billion in loans was outstanding to its affiliated companies accounted for by the equity method. As of March 31, 2014, an aggregate amount of ¥29.3 billion in loans was outstanding to those of its affiliated companies not accounted for by the equity method, which are 20% to 50% owned by Toyota. As of March 31, 2014, the largest loan outstanding to any such affiliated company accounted for by the equity method was a loan of ¥1.0 billion at a fixed rate of 0.46%. Toyota believes that each of these loans was entered into in the ordinary course of business.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share		Price per ADS
	High	Low	High	Low
Fiscal Year Ended March 31,
2010	¥4,200	¥3,270	$91.78	$67.90
2011	3,955	2,800	93.90	67.56
2012	3,635	2,330	87.15	60.37
2013	5,050	2,795	106.00	72.04
2014	6,800	4,610	134.94	99.70

Financial Quarter Ended:
June 30, 2012	3,640	2,885	86.98	73.90
September 30, 2012	3,300	2,795	83.73	72.04
December 31, 2012	4,015	2,873	93.36	74.27
March 31, 2013	5,050	4,030	106.00	93.20
June 30, 2013	6,800	4,610	130.99	99.70
September 30, 2013	6,540	5,890	134.94	120.11
December 31, 2013	6,430	6,010	132.53	118.11
March 31, 2014	6,400	5,415	121.74	106.31

Month Ended:
December 31, 2013	6,430	6,040	125.55	118.11
January 31, 2014	6,400	5,886	121.74	113.61
February 28, 2014	6,045	5,500	118.41	110.75
March 31, 2014	5,955	5,415	115.27	106.31
April 30, 2014	5,906	5,205	113.59	103.38
May 31, 2014	5,761	5,376	113.39	107.53

9.B PLAN OF DISTRIBUTION

Not applicable.

9.C MARKETS

The primary trading market for Toyota’s common stock is the Tokyo Stock Exchange. The common stock is also listed on the Nagoya Stock Exchange and two other regional stock exchanges in Japan.

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

10.B MEMORANDUM AND ARTICLES OF ASSOCIATION

Except as otherwise stated, set forth below is information relating to Toyota’s common stock, including brief summaries of the relevant provisions of Toyota’s articles of incorporation and share handling regulations, as currently in effect, and of the Companies Act, Act Concerning Book-Entry Transfer of Corporate Bonds, Shares and Other Securities (the “Book-Entry Transfer Act”) and related legislation.

General

Toyota’s authorized number of shares as of March 31, 2014 was 10,000,000,000 shares, of which 3,447,997,492 shares were issued. Toyota does not issue share certificates for its shares. In accordance with the Companies Act, the Book-Entry Transfer Act and Toyota’s articles of incorporation, Toyota’s shares are recorded or registered on (i) Toyota’s register of shareholders and (ii) transfer account books of the Japan Securities Depository Center, Inc. (“JASDEC”) which is a book-entry transfer institution and securities firms, banks or other account management institutions. The transfer of shares will generally become effective once the transfer is recorded in the transferee’s account. In order to assert shareholders’ rights against Toyota, a shareholder must generally have his or her name and address recorded or registered on Toyota’s register of shareholders. A shareholder can assert minority shareholders’ rights (shareholders’ rights for which Toyota has not set a record date) against Toyota if JASDEC provides an individual shareholder notice to Toyota upon the shareholder’s request. The shareholder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights.

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

•

the design and development of product sales systems that utilize networks such as the Internet, sale, leasing and maintenance of computers included within such systems, and sale of products by utilizing such systems;

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

•	the non-life insurance agency business and the life insurance agency business;

•	the production and processing by using biotechnology of agricultural products including trees, and the sale of such products;

•	the sale of goods related to each of the preceding items and mineral oil;

•	the conducting of engineering, consulting, invention and research relating to each of the preceding items and the utilization of such invention and research; and

•	any businesses incidental to or related to any of the preceding items.

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

In addition, under the Companies Act, dividends may be paid to shareholders and pledgees of record as of any record date, other than those specified above, as set forth by Toyota’s articles of incorporation or as determined by its board of directors from time to time. Toyota’s articles of incorporation also permit Toyota to pay dividends, in addition to interim dividends mentioned in the preceding paragraph, by a resolution of its board of directors. Toyota has incorporated such a provision into its articles of incorporation in order to enable a flexible capital policy. Under the Companies Act, dividends may be distributed in cash or (except in the case of interim dividends mentioned in the preceding paragraph) in kind, subject to limitations on distributable surplus and to certain other conditions.

Dividends — Distributable amount

Under the Companies Act, Toyota is permitted to make distributions of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the distributable amount provided for by the Companies Act and the ordinance of the Ministry of Justice as at the effective date of such distribution of surplus.

The amount of surplus at any given time shall be the amount of Toyota’s assets and the book value of Toyota’s treasury stock after subtracting and adding the amounts of the items provided for by the Companies Act and the ordinance of the Ministry of Justice.

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

Under the Companies Act, Toyota may reduce its additional paid-in capital and legal reserve without limitation on the amount to be reduced, generally, by a resolution of a general shareholders’ meeting and if so decided by the same resolution, may account for the whole or any part of the amount of the reduction of additional paid-in capital as stated capital. The whole or any part of surplus which may be distributed as dividends may also be transferred to stated capital by a resolution of a general shareholders’ meeting.

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

Japanese Unit Share System

General. Consistent with the requirements of the Companies Act, Toyota’s articles of incorporation provide that 100 shares constitute one “unit”. Although the number of shares constituting a unit is included in the articles of incorporation, any amendment to the articles of incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by a resolution of the board of directors rather than by a special shareholders resolution, which is otherwise required for amending the articles of incorporation. The number of shares constituting one unit, however, cannot exceed 1,000 shares.

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

Voting Rights

Toyota holds its ordinary general shareholders’ meeting each year. In addition, Toyota may hold an extraordinary general shareholders’ meeting whenever necessary by giving at least two weeks’ advance notice. Under the Companies Act, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his or her resident proxy or mailing address in Japan in accordance with Toyota’s share handling regulations, at least two weeks prior to the date of the meeting.

A holder of shares constituting one or more whole units is entitled to one vote per unit of shares subject to the limitations on voting rights set forth in this paragraph. In general, under the Companies Act, a resolution can be adopted at a general shareholders’ meeting by a majority of the shares having voting rights represented at the meeting. The Companies Act and Toyota’s articles of incorporation require a quorum for the election of directors and audit & supervisory board members of not less than one-third of the total number of outstanding shares having voting rights. Toyota’s shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder, the management of which is substantially under Toyota’s control as provided by an ordinance of the Ministry of Justice, either through the holding of voting rights or for any other reason, does not have voting rights.

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

The Companies Act provides that a quorum of at least one-third of outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

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

Rights to be Allotted Shares

Holders of shares have no preemptive rights under Toyota’s articles of incorporation. Under the Companies Act, the board of directors may, however, determine that shareholders shall be given rights to be allotted shares or stock acquisition rights on request in connection with a particular issue or transfer of shares, or issue of stock acquisition rights, respectively. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date.

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

The Companies Act generally prohibits any subsidiary of Toyota from acquiring shares of Toyota.

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

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is generally 20.42 percent, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock or ADSs of Toyota) to non-resident Holders, other than any individual shareholder who holds 3 percent or more of the total issued shares issued by the relevant Japanese corporation, the aforementioned 20.42 percent withholding tax rate is reduced to 15.315 percent for dividends due and payable on or before December 31, 2037. Due to the imposition of a special additional withholding tax (2.1 percent of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake, the original withholding tax rate of 15 percent and 20 percent, as applicable, is effectively increased to 15.315 percent and 20.42 percent, respectively, until December 31, 2037.

At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain and Sweden, and 10 percent under the income tax treaties with, among other countries, Australia, France, Hong Kong, the Netherlands, Portugal, Switzerland, the U.K. and the United States.)

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

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Toyota to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or if any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on shares of common stock by Toyota is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends (together with any other required forms and documents) in advance through the withholding agent to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. In addition, a simplified special filing procedure is available for non-resident Holders to claim treaty benefits of exemption from or reduction of Japanese withholding tax, with respect to dividends paid on or after January 1, 2014, by submitting a Special Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stock (together with any other required forms and documents). With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits, together with other documents, two Application Forms (one before payment of dividends, the other within eight months after the recording date concerning such payment of dividends) to the Japanese tax authority. To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance, will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) by complying with a certain subsequent filing procedure. Toyota does not assume any responsibility to ensure withholding at the reduced rate, or exemption therefrom, for non-resident Holders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

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

U.S. Federal Income Taxation

U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to U.S. Holders that hold shares of common stock or ADSs as capital assets (generally, for investment purposes).

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

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of common stock or ADSs will constitute income from sources outside the United States, and will generally be “passive category income” or, in the case of certain U.S. Holders, “general category income”. Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of a Toyota dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, or alternatively as a deduction in the computation of such U.S. Holder’s taxable income if the U.S. Holder does not elect to claim a credit for any foreign taxes paid or accrued for the taxable year. Special rules generally will apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential U.S. federal income tax rates. Additionally, special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

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

Toyota does not believe that it was a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2014, and currently intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually and the application of the PFIC rules to a corporation such as Toyota (which among other things is engaged in leasing and financing through several subsidiaries) is not entirely clear, no assurances can be made regarding determination of its PFIC status in the current or any future taxable year. If Toyota is determined to be a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares of common stock or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate U.S. Holder receives from Toyota will not be eligible for the reduced U.S. federal income tax rates on dividends described above if Toyota is a PFIC either in the taxable year of the dividend or the preceding taxable year. If a U.S. Holder owns shares of common stock or ADSs in any taxable year in which Toyota is a PFIC, such U.S. Holder generally would be required to file Internal Revenue Service (“IRS”) Form 8621 (or other form specified by the U.S. Department of the Treasury) on an annual basis, subject to certain exceptions based on the value of PFIC stock held. Toyota will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.

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

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends paid to a U.S. Holder in respect of shares of common stock or ADSs, and to the proceeds received upon the sale, exchange or redemption of the shares of common stock or ADSs within the United States by U.S. Holders. Furthermore, backup withholding may apply to those amounts (currently at a 28% rate) if a U.S. Holder fails to provide an accurate taxpayer identification number to certify that such U.S. Holder is not subject to backup withholding or to otherwise comply with the applicable requirements of the backup withholding requirements.

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

Persons required to establish their exempt status generally must provide such certification under penalty of perjury on IRS Form W-9, entitled Request for Taxpayer Identification Number and Certification, in the case of U.S. persons, and on IRS Form W-8BEN, entitled Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding, or IRS Form W-8 BEN-E, entitled Certificate of Entities Status of Beneficial Owner for United States Tax Withholding and Reporting (Entities) (or other appropriate IRS Form W-8), in the case of non-U.S. persons. Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment generally may be claimed as a credit against the holder’s U.S. federal income tax liability provided that the required information is properly furnished to the IRS in a timely manner.

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

Toyota monitors and manages these financial exposures as an integral part of its overall risk management program, which recognizes the unpredictability of financial markets, and seeks to reduce the potentially adverse effects on Toyota’s operating results.

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

Toyota uses a value-at-risk analysis (“VAR”) to evaluate its exposure to changes in foreign currency exchange rates. The VAR of the combined foreign exchange position represents a potential loss in pre-tax earnings that was estimated to be ¥99.1 billion and ¥162.5 billion as of March 31, 2013 and 2014, respectively. Based on Toyota’s overall currency exposure (including derivative positions), the risk during fiscal 2014 to pre-tax cash flow from currency movements was on average ¥162.5 billion, with a high of ¥172.8 billion and a low of ¥151.4 billion.

The VAR was estimated by using a Monte Carlo Simulation Method and assumed 95% confidence level on the realization date and a 10-day holding period.

Interest Rate Risk

Toyota is subject to market risk from exposures to changes in interest rates based on its financing, investing and cash management activities. Toyota enters into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. The potential decrease in fair value resulting from a hypothetical 100 basis point upward shift in interest rates would be approximately ¥208.5 billion as of March 31, 2013 and ¥217.8 billion as of March 31, 2014.

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

Equity Price Risk

Toyota holds investments in various available-for-sale equity securities that are subject to price risk. The fair value of available-for-sale equity securities was ¥1,401.1 billion as of March 31, 2013 and ¥1,997.1 billion as of March 31, 2014. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥140.1 billion as of March 31, 2013 and ¥199.7 billion as of March 31, 2014.

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

Fees Incurred in Fiscal 2014

For fiscal 2014, Toyota received $200,000 from the Depositary for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls) and expenses relating to Toyota’s annual general shareholders’ meeting that are incurred with respect to Toyota’s ADR holders. The Depositary also paid Toyota’s continuing annual stock exchange listing fees.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) DISCLOSURE CONTROLS AND PROCEDURES

Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the fiscal 2014. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Form 20-F that Toyota files under the Exchange Act is accumulated and communicated to its management, including the chief executive officer and the principal accounting and financial officer, to allow timely decision regarding required disclosure. The disclosure controls and procedures also ensures that the Form 20-F that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Toyota’s Chairman of the Board and the Executive Vice President. Toyota’s disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. The Chairman of the Board and the Executive Vice President have concluded that Toyota’s disclosure controls and procedures are effective at the reasonable assurance level.

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

Based on this evaluation, management concluded that Toyota’s internal control over financial reporting was effective as of March 31, 2014.

PricewaterhouseCoopers Aarata, an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Toyota’s internal control over financial reporting as of March 31, 2014, as stated in its report included herein.

(c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Toyota’s independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on the effectiveness of Toyota’s internal control over financial reporting. This report appears in Item 18.

(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in Toyota’s internal control over financial reporting during fiscal 2014 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Toyota maintains an audit & supervisory board system, in accordance with the Companies Act. Toyota’s audit & supervisory board is comprised of six audit & supervisory board members, three of whom are outside audit & supervisory board members. Each audit & supervisory board member has been appointed at Toyota’s shareholders’ meetings and has certain statutory powers independently, including auditing the business affairs and accounts of Toyota.

Toyota’s audit & supervisory board has determined that it does not have an “audit committee financial expert” serving on the audit & supervisory board. The qualifications for, and powers of, the audit & supervisory board member delineated in the Companies Act are different from those anticipated for any audit committee financial expert. Audit & supervisory board members have the authority to be given reports from a certified public accountant or an accounting firm concerning audits, including technical accounting matters. At the same time, each audit & supervisory board member has the authority to consult internal and external experts on accounting matters. Each audit & supervisory board member must fulfill the requirements under Japanese laws and regulations and otherwise follow Japanese corporate governance practices and, accordingly, Toyota’s audit & supervisory board has confirmed that it is not necessarily in Toyota’s best interest to nominate as audit & supervisory board member a person who meets the definition of audit committee financial experts. Although Toyota does not have an audit committee financial expert on its audit & supervisory board, Toyota believes that Toyota’s current corporate governance system, taken as a whole, including the audit & supervisory board members’ ability to consult internal and external experts, is fully equivalent to a system having an audit committee financial expert on its audit & supervisory board.

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

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Aarata and the various network and member firms of PricewaterhouseCoopers to Toyota in fiscal 2013 and fiscal 2014.

	Yen in millions
	2013	2014
Audit Fees(1)	3,120	3,619
Audit-related Fees(2)	81	101
Tax Fees(3)	388	433
All Other Fees(4)	122	139

Total	3,711	4,292

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the services of annual audit, quarterly reviews and assessment and reviews of the effectiveness of internal controls over financial reporting of Toyota and its subsidiaries and affiliated companies; the services associated with SEC registration statements or other documents issued in connection with securities offerings such as comfort letters and consents; and consultations as to the accounting or disclosure treatment of transactions or events.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include services such as due diligence; agreed-upon or expanded audit procedures; internal control reviews and assistance; review of the information system; and financial statement audits of employee benefit plans.

(3)	Tax Fees include fees billed for tax compliance services, including services such as tax planning, advice and compliance of federal, state, local and international tax; the review of tax returns; assistance with tax audits and appeals; tax-only valuation services including transfer pricing and cost segregation studies; expatriate tax assistance and compliance.

(4)	All Other Fees primarily include fees billed for risk management advisory services of assessment and testing of security infrastructure controls; advisory services relating to establishment of a new subsidiary; assistance with continuing education and training; and services providing information related to automotive market conditions and sales networks.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of Toyota’s common stock by Toyota and its affiliated purchasers during fiscal 2014:

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share (Yen)(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1, 2013 – April 30, 2013	5,159	¥5,313.25	—	—
May 1, 2013 – May 31, 2013	6,172	6,121.59	—	—
June 1, 2013 – June 30, 2013	2,821	5,867.45	—	—
July 1, 2013 – July 31, 2013	5,944	6,320.72	—	—
August 1, 2013 – August 31, 2013	3,718	6,206.95	—	—
September 1, 2013 – September 30, 2013	2,437	6,242.68	—	—
October 1, 2013 – October 31, 2013	3,618	6,282.51	—	—
November 1, 2013 – November 30, 2013	4,487	6,325.88	—	—
December 1, 2013 – December 31, 2013	9,707	6,225.56	—	—
January 1, 2014 – January 31, 2014	4,392	6,261.74	—	—
February 1, 2014 – February 28, 2014	2,200	5,861.98	—	—
March 1, 2014 – March 31, 2014	2,094	5,703.52	—	—

Total	52,749	—	—	—

(1)	A portion of the above purchases were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Toyota to purchase shares that are a fraction of a unit, in accordance with Toyota’s share handling regulations. Toyota is required to comply with such requests pursuant to the Companies Act. See “Additional Information — Memorandum and Articles of Association — Japanese Unit Share System”.

(2)	As announced on March 26, 2014, Toyota plans to dispose 30,000,000 shares of treasury stock by way of third-party allotment to Japan Trustee Services Bank, Ltd. in August 2014 at ¥1 per share to fund the activities of the Toyota Mobility Foundation. In connection with such disposition, and also as announced on March 26, 2014 and June 17, 2014, Toyota plans to repurchase up to 60,000,000 shares of Toyota’s common stock at a total purchase price of up to ¥360.0 billion during the period from July 1, 2014 to December 22, 2014, and plans to cancel 30,000,000 shares of treasury stock on June 30, 2014.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Significant Differences in Corporate Governance Practices between Toyota and U.S. Companies Listed on the NYSE

Pursuant to home country practices exemptions granted by the NYSE, Toyota is permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of the NYSE’s listing standards. The SEC approved changes to the NYSE’s listing standards related to corporate governance practices of listed companies (the “NYSE Corporate Governance Rules”) in November 2003, as further amended in November 2004. Toyota is exempt from the approved changes, except for requirements that (a) Toyota’s audit & supervisory board satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (b) Toyota must disclose significant differences in its corporate governance practices as compared to those followed by domestic companies under the NYSE listing standards, (c) Toyota’s principal executive officer must notify the NYSE in writing after any executive officer of Toyota becomes aware of any non-compliance with (a) and (b), and (d) Toyota must submit annual and interim written affirmations to the NYSE. Toyota’s corporate governance practices and those followed by domestic companies under the NYSE Corporate Governance Rules have the following significant differences:

1. Directors. Toyota currently does not have any directors who will be deemed an “independent director” as required under the NYSE Corporate Governance Rules for U.S. listed companies. Unlike the NYSE Corporate Governance Rules, the Companies Act does not require Japanese companies with an audit & supervisory board such as Toyota to have any independent directors on its board of directors. While the NYSE Corporate Governance Rules require that the non-management directors of each listed company meet at regularly scheduled executive sessions without management, Toyota currently has no non-management director on its board of directors. Unlike the NYSE Corporate Governance Rules, the Companies Act does not require, and accordingly Toyota does not have, an internal corporate organ or committee comprised solely of independent directors.

Toyota currently has three outside directors under the Companies Act. Under the Companies Act, an “outside” director is any person who is not, and was not at any time during the past, an executive director (a director who engages in the execution of business), executive officer, manager or employee of Toyota or its subsidiaries. Such qualifications for an “outside” director are different from the director independence requirements under the NYSE Corporate Governance Rules.

In addition, pursuant to the regulations of the Japanese stock exchanges, Toyota is required to have one or more “independent director(s)/audit & supervisory board member(s),” defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside audit & supervisory board members” (as defined under the Companies Act), who are unlikely to have any conflicts of interests with Toyota’s general shareholders, and is also required to make efforts to have at least one “independent director(s)/audit & supervisory board member(s)” who is also a director. Each of the outside directors of Toyota satisfies the “independent director/audit & supervisory board member” requirements under the regulations of the Japanese stock exchanges. The definition of “independent director/audit & supervisory board member” is different from that of the definition of independent director under the NYSE Corporate Governance Rules.

2. Committees. Under the Companies Act, Toyota has elected to structure its corporate governance system as a company with audit & supervisory board members, who are under a statutory duty to monitor, review and report on the management of the affairs of Toyota. Toyota, as with other Japanese companies with an audit & supervisory board, does not have certain committees that are required of U.S. listed companies subject to the NYSE Corporate Governance Rules, including those that are responsible for director nomination, corporate governance and executive compensation.

Pursuant to the Companies Act, Toyota’s board of directors nominates and submits a proposal for the appointment of directors for shareholder approval. The shareholders vote on such nomination at the general shareholders’ meeting. The Companies Act requires that the respective limits or calculation formula, and kind (in case that the remuneration, bonus and any other benefits in compensation for the execution of duties (“remuneration, etc.”) are to be paid in other than cash) of remuneration, etc. to be paid to directors, and limits of remuneration, etc. to be paid to audit & supervisory board members, must be determined by a resolution of the general shareholders’ meeting, unless their remuneration, etc. is provided for in the articles of incorporation. The distribution of remuneration, etc. among each director is broadly delegated to the board of directors and the distribution of remuneration among each audit & supervisory board member is determined by consultation among the audit & supervisory board members.

3. Audit Committee. Toyota avails itself of paragraph (c)(3) of Rule 10A-3 of the Exchange Act, which provides a general exemption from the audit committee requirements to a foreign private issuer with an audit & supervisory board, subject to certain requirements which continue to be applicable under Rule 10A-3.

Pursuant to the requirements of the Companies Act, Toyota elects its audit & supervisory board members through a resolution adopted at a general shareholders’ meeting. Toyota currently has six audit & supervisory board members, which exceeds the minimum number of audit & supervisory board members required pursuant to the Companies Act.

Unlike the NYSE Corporate Governance Rules, the Companies Act, among others, does not require audit & supervisory board members to establish an expertise in accounting nor are they required to present other special knowledge and experience. Under the Companies Act, the audit & supervisory board may determine the auditing policies and methods of investigating the conditions of Toyota’s business and assets, and may resolve other matters concerning the execution of the audit & supervisory board member’s duties. The audit & supervisory board also prepares auditors’ reports and gives consent to proposals of the nomination of audit & supervisory board members and accounting auditors.

Toyota currently has three outside audit & supervisory board members under the Companies Act. Under the Companies Act, at least half of the audit & supervisory board members must be “outside” audit & supervisory board members, which is any person who was not a director, accounting counselor (in the case that an accounting counselor is a legal entity, a member of such entity who is in charge of its affairs), executive officer, manager, or employee of Toyota or its subsidiaries at any time during the past. Such qualifications for an “outside” audit & supervisory board member are different from the audit committee independence requirement under the NYSE Corporate Governance Rules.

Each of the outside audit & supervisory board members of Toyota satisfies the “independent director/audit & supervisory board member” requirements under the regulations of the Japanese stock exchanges, as described above in “1. Directors.”

4. Corporate Governance Guidelines. Unlike the NYSE Corporate Governance Rules, Toyota is not required to adopt corporate governance guidelines under Japanese laws and regulations, including the Companies Act, the Financial Instruments and Exchange Law of Japan and stock exchange rules. However, Toyota is required to resolve the matters at the board of directors concerning provision of the system to ensure the execution of duties of the directors to comply with the laws, regulations and the articles of incorporation, and any other systems to ensure the adequacy of the business required under the ordinance of the Ministry of Justice (“internal control system” or “naibu-tosei”), and to disclose such matters resolved, policies and the present status of its corporate governance in its business reports, annual securities report and certain other disclosure documents in accordance with the regulations under the Financial Instruments and Exchange Law and stock exchange rules in respect of timely disclosure.

5. Code of Business Conduct and Ethics. Unlike the NYSE Corporate Governance Rules, under Japanese laws and regulations including the Companies Act, the Financial Instruments and Exchange Law and stock exchange rules, Toyota is not required to adopt a code of business conduct and ethics for directors, officers and employees. Accordingly, Toyota is not required to adopt and disclose waivers of the code of business conduct and ethics for these individuals. However, Toyota resolved to maintain a code of business conduct and ethics as part of its “internal control system”, or “naibu-tosei”, pursuant to the Companies Act, in order to ensure its employees’ comply with laws, regulations and the articles of incorporation, etc. Toyota additionally maintains guidelines and internal regulations such as “Guiding Principles at Toyota”, “Toyota Code of Conduct” and a code of ethics pursuant to Section 406 of the Sarbanes-Oxley Act. Please see “Code of Ethics” for additional information.

6. Shareholder Approval of Equity Compensation Plans. Unlike the NYSE Corporate Governance Rules, under which material revisions to equity-compensation plans of listed companies are subject to shareholder approval, pursuant to the Companies Act, generally, the adoption of equity compensation plans for directors is required to be approved by a majority of shareholders at the general shareholders’ meeting as the remuneration, etc. in other than cash. In addition to such approval, if Toyota desires to adopt an equity-compensation plan under which stock acquisition rights are granted on specially favorable terms to the recipient (except where such rights are granted to all of its shareholders on a pro-rata basis at the same time), then Toyota obtains approval by super-majority (as defined in the Companies Act) at the ordinary general shareholders’ meeting. Such approval is applicable only to stock acquisition rights to be granted within one year from the date of the approval.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Toyota Jidosha Kabushiki Kaisha

(“Toyota Motor Corporation”)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Toyota Motor Corporation and its subsidiaries at March 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Aarata

Nagoya, Japan

June 24, 2014

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions
	March 31,
	2013	2014
Current assets
Cash and cash equivalents	1,718,297	2,041,170
Time deposits	106,700	180,207
Marketable securities	1,445,663	2,046,877
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥15,875 million in 2013 and ¥18,780 million in 2014	1,971,659	2,036,232
Finance receivables, net	5,117,660	5,628,934
Other receivables	432,693	351,182
Inventories	1,715,786	1,894,704
Deferred income taxes	749,398	866,386
Prepaid expenses and other current assets	527,034	672,014

Total current assets	13,784,890	15,717,706

Noncurrent finance receivables, net	6,943,766	8,102,294

Investments and other assets
Marketable securities and other securities investments	5,176,582	6,765,043
Affiliated companies	2,103,283	2,429,778
Employees receivables	53,741	44,966
Other	569,816	736,388

Total investments and other assets	7,903,422	9,976,175

Property, plant and equipment
Land	1,303,611	1,314,040
Buildings	3,874,279	4,073,335
Machinery and equipment	9,716,180	10,381,285
Vehicles and equipment on operating leases	3,038,011	3,709,560
Construction in progress	291,539	286,571

Total property, plant and equipment, at cost	18,223,620	19,764,791
Less - Accumulated depreciation	(11,372,381)	(12,123,493)

Total property, plant and equipment, net	6,851,239	7,641,298

Total assets	35,483,317	41,437,473

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions
	March 31,
	2013	2014
Current liabilities
Short-term borrowings	4,089,528	4,830,820
Current portion of long-term debt	2,704,428	2,949,663
Accounts payable	2,113,778	2,213,218
Other payables	721,065	845,426
Accrued expenses	2,185,537	2,313,160
Income taxes payable	156,266	594,829
Other current liabilities	941,918	933,569

Total current liabilities	12,912,520	14,680,685

Long-term liabilities
Long-term debt	7,337,824	8,546,910
Accrued pension and severance costs	766,112	767,618
Deferred income taxes	1,385,927	1,811,846
Other long-term liabilities	308,078	411,427

Total long-term liabilities	9,797,941	11,537,801

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value, authorized: 10,000,000,000 shares in 2013 and 2014; issued: 3,447,997,492 shares in 2013 and 2014	397,050	397,050
Additional paid-in capital	551,040	551,308
Retained earnings	12,689,206	14,116,295
Accumulated other comprehensive income (loss)	(356,123)	528,161
Treasury stock, at cost, 280,568,824 shares in 2013 and 278,231,473 shares in 2014	(1,133,138)	(1,123,666)

Total Toyota Motor Corporation shareholders’ equity	12,148,035	14,469,148

Noncontrolling interests	624,821	749,839

Total shareholders’ equity	12,772,856	15,218,987

Commitments and contingencies
Total liabilities and shareholders’ equity	35,483,317	41,437,473

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	For the years ended March 31,
	2012	2013	2014
Net revenues
Sales of products	17,511,916	20,914,150	24,312,644
Financing operations	1,071,737	1,150,042	1,379,267

Total net revenues	18,583,653	22,064,192	25,691,911

Costs and expenses
Cost of products sold	15,795,918	18,010,569	19,988,245
Cost of financing operations	592,646	630,426	812,894
Selling, general and administrative	1,839,462	2,102,309	2,598,660

Total costs and expenses	18,228,026	20,743,304	23,399,799

Operating income	355,627	1,320,888	2,292,112

Other income (expense)
Interest and dividend income	99,865	98,673	115,410
Interest expense	(22,922)	(22,967)	(19,630)
Foreign exchange gain, net	37,105	5,551	50,260
Other income (loss), net	(36,802)	1,504	2,928

Total other income (expense)	77,246	82,761	148,968

Income before income taxes and equity in earnings of affiliated companies	432,873	1,403,649	2,441,080

Provision for income taxes	262,272	551,686	767,808
Equity in earnings of affiliated companies	197,701	231,519	318,376

Net income	368,302	1,083,482	1,991,648

Less: Net income attributable to noncontrolling interests	(84,743)	(121,319)	(168,529)

Net income attributable to Toyota Motor Corporation	283,559	962,163	1,823,119

	Yen
Net income attributable to Toyota Motor Corporation per share
- Basic	90.21	303.82	575.30

- Diluted	90.20	303.78	574.92

Cash dividends per share	50.00	90.00	165.00

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Yen in millions
	For the years ended March 31,
	2012	2013	2014
Net income	368,302	1,083,482	1,991,648
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(93,292)	461,754	301,889
Unrealized gains (losses) on securities	131,794	374,209	499,560
Pension liability adjustments	(65,110)	14,711	99,404

Total other comprehensive income (loss)	(26,608)	850,674	900,853

Comprehensive income	341,694	1,934,156	2,892,501

Less: Comprehensive income attributable to noncontrolling interests	(85,744)	(149,283)	(185,098)

Comprehensive income attributable to Toyota Motor Corporation	255,950	1,784,873	2,707,403

The accompanying notes are an integral part of these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2011	397,050	505,760	11,835,665	(1,144,721)	(1,261,383)	10,332,371	587,653	10,920,024

Equity transaction with noncontrolling interests and other		43,311	(45,365)	(6,503)	125,819	117,262	(119,824)	(2,562)
Issuance during the year		1,483				1,483		1,483
Comprehensive income
Net income			283,559			283,559	84,743	368,302
Other comprehensive income (loss)
Foreign currency translation adjustments				(87,729)		(87,729)	(5,563)	(93,292)
Unrealized gains (losses) on securities				129,328		129,328	2,466	131,794
Pension liability adjustments				(69,208)		(69,208)	4,098	(65,110)

Total comprehensive income						255,950	85,744	341,694

Dividends paid to Toyota Motor Corporation shareholders			(156,785)			(156,785)		(156,785)
Dividends paid to noncontrolling interests							(37,356)	(37,356)
Repurchase and reissuance of treasury stock		96			(116)	(20)		(20)

Balances at March 31, 2012	397,050	550,650	11,917,074	(1,178,833)	(1,135,680)	10,550,261	516,217	11,066,478

Equity transaction with noncontrolling interests and other		675				675	4,961	5,636
Issuance during the year
Comprehensive income
Net income			962,163			962,163	121,319	1,083,482
Other comprehensive income (loss)
Foreign currency translation adjustments				434,638		434,638	27,116	461,754
Unrealized gains (losses) on securities				368,507		368,507	5,702	374,209
Pension liability adjustments				19,565		19,565	(4,854)	14,711

Total comprehensive income						1,784,873	149,283	1,934,156

Dividends paid to Toyota Motor Corporation shareholders			(190,008)			(190,008)		(190,008)
Dividends paid to noncontrolling interests							(45,640)	(45,640)
Repurchase and reissuance of treasury stock		(285)	(23)		2,542	2,234		2,234

Balances at March 31, 2013	397,050	551,040	12,689,206	(356,123)	(1,133,138)	12,148,035	624,821	12,772,856

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2013	397,050	551,040	12,689,206	(356,123)	(1,133,138)	12,148,035	624,821	12,772,856

Equity transaction with noncontrolling interests and other		528				528	2,985	3,513
Issuance during the year
Comprehensive income
Net income			1,823,119			1,823,119	168,529	1,991,648
Other comprehensive income (loss)
Foreign currency translation adjustments				296,942		296,942	4,947	301,889
Unrealized gains (losses) on securities				493,750		493,750	5,810	499,560
Pension liability adjustments				93,592		93,592	5,812	99,404

Total comprehensive income						2,707,403	185,098	2,892,501

Dividends paid to Toyota Motor Corporation shareholders			(396,030)			(396,030)		(396,030)
Dividends paid to noncontrolling interests							(63,065)	(63,065)
Repurchase and reissuance of treasury stock		(260)			9,472	9,212		9,212

Balances at March 31, 2014	397,050	551,308	14,116,295	528,161	(1,123,666)	14,469,148	749,839	15,218,987

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	For the years ended March 31,
	2012	2013	2014
Cash flows from operating activities
Net income	368,302	1,083,482	1,991,648
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,067,830	1,105,109	1,250,853
Provision for doubtful accounts and credit losses	9,623	27,367	49,718
Pension and severance costs, less payments	16,711	(20,429)	20,654
Losses on disposal of fixed assets	33,528	32,221	28,657
Unrealized losses on available-for-sale securities, net	53,831	2,104	6,197
Deferred income taxes	6,395	160,008	(56,279)
Equity in earnings of affiliated companies	(197,701)	(231,519)	(318,376)
Changes in operating assets and liabilities, and other
Increase in accounts and notes receivable	(585,464)	(168,260)	(121,926)
(Increase) decrease in inventories	(344,923)	50,483	(110,819)
Increase in other current assets	(180,529)	(47,033)	(77,645)
Increase (decrease) in accounts payable	756,363	(209,284)	65,312
Increase in accrued income taxes	20,943	22,127	438,527
Increase in other current liabilities	316,366	280,083	277,659
Other	111,160	364,857	201,855

Net cash provided by operating activities	1,452,435	2,451,316	3,646,035

Cash flows from investing activities
Additions to finance receivables	(8,333,248)	(10,004,928)	(11,953,064)
Collection of finance receivables	8,007,711	9,063,011	10,990,546
Proceeds from sales of finance receivables	53,999	39,845	34,807
Additions to fixed assets excluding equipment leased to others	(723,537)	(854,561)	(970,021)
Additions to equipment leased to others	(808,545)	(1,119,591)	(1,708,670)
Proceeds from sales of fixed assets excluding equipment leased to others	36,633	39,191	39,191
Proceeds from sales of equipment leased to others	431,313	533,441	744,339
Purchases of marketable securities and security investments	(3,173,634)	(3,412,423)	(4,738,278)
Proceeds from sales of marketable securities and security investments	162,160	35,178	538,894
Proceeds upon maturity of marketable securities and security investments	2,694,665	2,633,913	2,780,433
Payment for additional investments in affiliated companies, net of cash acquired	(147)	16,216	6,603
Changes in investments and other assets, and other	209,972	3,396	(101,028)

Net cash used in investing activities	(1,442,658)	(3,027,312)	(4,336,248)

Cash flows from financing activities
Proceeds from issuance of long-term debt	2,394,807	3,191,223	3,890,310
Payments of long-term debt	(2,867,572)	(2,682,136)	(2,988,923)
Increase in short-term borrowings	311,651	201,261	467,976
Dividends paid to Toyota Motor Corporation shareholders	(156,785)	(190,008)	(396,030)
Dividends paid to noncontrolling interests	(37,356)	(45,640)	(63,065)
Reissuance (repurchase) of treasury stock	(92)	2,542	9,212

Net cash provided by (used in) financing activities	(355,347)	477,242	919,480

Effect of exchange rate changes on cash and cash equivalents	(55,939)	137,851	93,606
Net increase (decrease) in cash and cash equivalents	(401,509)	39,097	322,873
Cash and cash equivalents at beginning of year	2,080,709	1,679,200	1,718,297

Cash and cash equivalents at end of year	1,679,200	1,718,297	2,041,170

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

Significant accounting policies after reflecting adjustments for the above are as follows:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of the parent company, its majority-owned subsidiary companies and variable interest entities of which the parent company or its consolidated subsidiaries are the primary beneficiary. All significant intercompany transactions and accounts have been eliminated. Investments in affiliated companies in which Toyota exercises significant influence, but which it does not control, are stated at cost plus equity in undistributed earnings. Consolidated net income includes Toyota’s equity in current earnings of such companies, after elimination of unrealized intercompany profits. Investments in such companies are reduced to net realizable value if a decline in market value is determined other-than-temporary. Investments in non-public companies in which Toyota does not exercise significant influence (generally less than a 20% ownership interest) are stated at cost.

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

Other costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥304,713 million, ¥330,870 million and ¥419,409 million for the years ended March 31, 2012, 2013 and 2014, respectively.

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

Research and development costs are expensed as incurred. Research and development costs were ¥779,806 million, ¥807,454 million and ¥910,517 million for the years ended March 31, 2012, 2013 and 2014, respectively.

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

As of March 31, 2013 and 2014, finance receivables on nonaccrual status are as follows:

	Yen in millions
	March 31,
	2013	2014
Retail	4,443	5,962
Finance leases	1,135	780
Wholesale	1,985	1,406
Real estate	4,354	4,035
Working capital	70	46

	11,987	12,229

As of March 31, 2013 and 2014, finance receivables 90 days or more past due and accruing are as follows:

	Yen in millions
	March 31,
	2013	2014
Retail	18,442	23,352
Finance leases	3,464	3,504

	21,906	26,856

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories -

Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” (“LIFO”) basis. Inventories valued on the LIFO basis totaled ¥220,082 million and ¥323,249 million at March 31, 2013 and 2014, respectively. Had the “first-in, first-out” basis been used for those companies using the LIFO basis, inventories would have been ¥66,979 million and ¥46,244 million higher than reported at March 31, 2013 and 2014, respectively.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Accounting changes -

In December 2011, the FASB issued updated guidance of disclosures about offsetting assets and liabilities. This guidance requires additional disclosures about gross and net information for assets and liabilities including financial instruments eligible for offset in the balance sheets. Toyota adopted this guidance from the interim period within the fiscal year, begun on or after January 1, 2013. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In February 2013, the FASB issued updated guidance on the presentation of items reclassified out of accumulated other comprehensive income. This guidance requires to present, either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified out of each component of accumulated other comprehensive income based on its source. Toyota adopted this guidance from the interim period within the fiscal year, begun after December 15, 2012. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In July 2013, the FASB issued updated guidance which permits the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) to be used as a benchmark interest rate for hedge accounting purposes. This guidance also removes the restriction on using different benchmark rates for similar hedges. Toyota adopted this guidance for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

Recent pronouncements to be adopted in future periods -

In July 2013, the FASB issued updated guidance on uncertain tax positions. This guidance requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward for tax purposes, a similar tax loss, or a tax credit carryforward. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In May 2014, the FASB issued updated guidance on the recognition of revenue from contracts with customers. This guidance will supersede the current revenue recognition guidance. This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

Reclassifications -

Certain prior year amounts have been reclassified to conform to the presentations as of and for the year ended March 31, 2014.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Supplemental cash flow information:

Cash payments for income taxes were ¥282,440 million, ¥331,007 million and ¥411,133 million for the years ended March 31, 2012, 2013 and 2014, respectively. Interest payments during the years ended March 31, 2012, 2013 and 2014 were ¥365,109 million, ¥325,575 million and ¥352,590 million, respectively.

Capital lease obligations of ¥5,847 million, ¥3,749 million and ¥3,422 million were incurred for the years ended March 31, 2012, 2013 and 2014, respectively.

4. Acquisitions and dispositions:

During the years ended March 31, 2012, 2013 and 2014, Toyota made several acquisitions and dispositions, however the assets and liabilities acquired or transferred were not material.

5. Marketable securities and other securities investments:

Marketable securities and other securities investments include public and corporate bonds and common stocks for which the aggregate cost, gross unrealized gains and losses and fair value are as follows:

	Yen in millions
	March 31, 2013
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Public and corporate bonds	4,350,942	211,070	8,866	4,553,146
Common stocks	599,371	804,405	2,593	1,401,183
Other	537,272	31,416	2	568,686

Total	5,487,585	1,046,891	11,461	6,523,015

Securities not practicable to determine fair value
Public and corporate bonds	20,148
Common stocks	79,082

Total	99,230

	Yen in millions
	March 31, 2014
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Public and corporate bonds	5,879,336	290,964	5,377	6,164,923
Common stocks	619,811	1,377,653	268	1,997,196
Other	538,306	34,076	49	572,333

Total	7,037,453	1,702,693	5,694	8,734,452

Securities not practicable to determine fair value
Public and corporate bonds	433
Common stocks	77,035

Total	77,468

Public and corporate bonds included in available-for-sale represent 49% of Japanese bonds, and 51% of U.S., European and other bonds as of March 31, 2013, and 50% of Japanese bonds, and 50% of U.S., European

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and other bonds as of March 31, 2014. Listed stocks on the Japanese stock markets represent 85% and 86% of common stocks which are included in available-for-sale as of March 31, 2013 and 2014, respectively. Public and corporate bonds include primarily government bonds, and “Other” includes primarily investment trusts.

Unrealized losses continuing over a 12 month period or more in the aggregate were not material at March 31, 2013 and 2014.

As of March 31, 2013 and 2014, maturities of public and corporate bonds and other included in available-for-sale are mainly from 1 to 10 years.

Proceeds from sales of available-for-sale securities were ¥162,160 million, ¥35,178 million and ¥538,894 million for the years ended March 31, 2012, 2013 and 2014, respectively. On those sales, gross realized gains were ¥4,822 million, ¥1,048 million and ¥25,099 million and gross realized losses were ¥15 million, ¥31 million and ¥404 million, respectively.

During the years ended March 31, 2012, 2013 and 2014, Toyota recognized impairment losses on available-for-sale securities of ¥53,831 million, ¥2,104 million and ¥6,197 million, respectively, which are included in “Other income (loss), net” and other in the accompanying consolidated statements of income.

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

6. Finance receivables:

Finance receivables consist of the following:

	Yen in millions
	March 31,
	2013	2014
Retail	9,047,782	10,523,364
Finance leases	1,029,887	1,071,179
Wholesale and other dealer loans	2,615,728	2,875,650

	12,693,397	14,470,193
Deferred origination costs	135,398	161,956
Unearned income	(628,340)	(754,539)
Allowance for credit losses
Retail	(83,858)	(89,439)
Finance leases	(28,928)	(30,585)
Wholesale and other dealer loans	(26,243)	(26,358)

Total allowance for credit losses	(139,029)	(146,382)

Total finance receivables, net	12,061,426	13,731,228
Less - Current portion	(5,117,660)	(5,628,934)

Noncurrent finance receivables, net	6,943,766	8,102,294

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finance receivables were geographically distributed as follows: in North America 57.6%, in Europe 10.0%, in Japan 9.9%, in Asia 9.5% and in Other 13.0% as of March 31, 2013, and in North America 57.1%, in Asia 11.4%, in Europe 10.8%, in Japan 8.9% and in Other 11.8% as of March 31, 2014.

The contractual maturities of retail receivables, the future minimum lease payments on finance leases and the contractual maturities of wholesale and other dealer loans at March 31, 2014 are summarized as follows:

	Yen in millions
Years ending March 31,	Retail	Finance leases	Wholesale and other dealer loans
2015	3,504,299	293,305	2,122,078
2016	2,564,973	208,337	213,961
2017	2,006,001	155,049	181,513
2018	1,331,172	90,518	142,485
2019	729,361	26,438	123,937
Thereafter	387,558	8,089	91,676

	10,523,364	781,736	2,875,650

Finance leases consist of the following:

	Yen in millions
	March 31,
	2013	2014
Minimum lease payments	742,871	781,736
Estimated unguaranteed residual values	287,016	289,443

	1,029,887	1,071,179
Deferred origination costs	3,577	4,592
Less - Unearned income	(87,537)	(89,627)
Less - Allowance for credit losses	(28,928)	(30,585)

Finance leases, net	916,999	955,559

Toyota is exposed to credit risk on Toyota’s finance receivables. Credit risk is the risk of loss arising from the failure of customers or dealers to meet the terms of their contracts with Toyota or otherwise fail to perform as agreed. Toyota estimates allowance for credit losses by variety of credit-risk evaluation process to cover probable and estimable losses above.

The table below shows the amount of the finance receivables segregated into aging categories based on the number of days outstanding as of March 31, 2013 and 2014:

	Yen in millions
	March 31, 2013
	Retail	Finance leases	Wholesale	Real estate	Working capital
Current	8,923,588	1,021,074	1,305,953	658,114	651,553
30-59 days past due	84,354	3,106	45	63	—
60-89 days past due	17,312	1,661	—	—	—
90 days or greater past due	22,528	4,046	—	—	—

Total	9,047,782	1,029,887	1,305,998	658,177	651,553

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2014
	Retail	Finance leases	Wholesale	Real estate	Working capital
Current	10,366,261	1,062,194	1,434,534	739,659	700,819
30-59 days past due	105,056	3,396	8	525	—
60-89 days past due	22,824	1,490	—	70	—
90 days or greater past due	29,223	4,099	20	—	15

Total	10,523,364	1,071,179	1,434,562	740,254	700,834

The tables below show the recorded investment for each credit quality of the finance receivable within the wholesale and other dealer loan receivables portfolio segment in the United States and other regions as of March 31, 2013 and 2014:

United States

The wholesale and other dealer loan receivables portfolio segment is primarily segregated into credit qualities below based on internal risk assessments by dealers.

Performing: Account not classified as either Credit Watch, At Risk or Default

Credit Watch: Account designated for elevated attention

At Risk:	Account where there is an increased likelihood that default may exist based on qualitative and quantitative factors
Default:	Account is not currently meeting contractual obligations or we have temporarily waived certain contractual requirements

	Yen in millions
	March 31, 2013
	Wholesale	Real estate	Working capital	Total
Performing	720,308	373,176	152,048	1,245,532
Credit Watch	93,643	54,801	7,485	155,929
At Risk	3,114	2,651	2,641	8,406
Default	106	131	193	430

Total	817,171	430,759	162,367	1,410,297

	Yen in millions
	March 31, 2014
	Wholesale	Real estate	Working capital	Total
Performing	836,703	390,218	169,027	1,395,948
Credit Watch	131,934	88,032	16,233	236,199
At Risk	2,441	1,247	2,556	6,244
Default	58	—	616	674

Total	971,136	479,497	188,432	1,639,065

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

	Yen in millions
	March 31, 2013
	Wholesale	Real estate	Working capital	Total
Performing	485,464	225,808	488,679	1,199,951
Default	3,363	1,610	507	5,480

Total	488,827	227,418	489,186	1,205,431

	Yen in millions
	March 31, 2014
	Wholesale	Real estate	Working capital	Total
Performing	460,946	259,056	511,855	1,231,857
Default	2,480	1,701	547	4,728

Total	463,426	260,757	512,402	1,236,585

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below summarize information about impaired finance receivables:

	Yen in millions
	Recorded investment		Unpaid principal balance		Individually evaluated allowance
	March 31,		March 31,		March 31,
	2013	2014	2013	2014	2013	2014
Impaired account balances individually evaluated for impairment with an allowance:
Wholesale	11,967	4,745	11,967	4,745	1,450	483
Real estate	6,726	4,476	6,726	4,476	1,721	1,421
Working capital	5,246	2,977	5,246	2,977	3,691	2,720

Total	23,939	12,198	23,939	12,198	6,862	4,624

Impaired account balances individually evaluated for impairment without an allowance:
Wholesale	6,236	5,217	6,236	5,217
Real estate	9,165	9,257	9,165	9,257
Working capital	496	384	496	384

Total	15,897	14,858	15,897	14,858

Impaired account balances aggregated and evaluated for impairment:
Retail	40,487	34,179	39,797	33,661
Finance leases	103	177	85	168

Total	40,590	34,356	39,882	33,829

Total impaired account balances:
Retail	40,487	34,179	39,797	33,661
Finance leases	103	177	85	168
Wholesale	18,203	9,962	18,203	9,962
Real estate	15,891	13,733	15,891	13,733
Working capital	5,742	3,361	5,742	3,361

Total	80,426	61,412	79,718	60,885

	Yen in millions
	Average impaired finance receivables		Interest income recognized
	For the years ended March 31,		For the years ended March 31,
	2013	2014	2013	2014
Total impaired account balances:
Retail	39,616	37,997	3,056	2,760
Finance leases	161	175	1	6
Wholesale	20,618	14,464	166	100
Real estate	15,574	15,201	415	501
Working capital	3,820	4,591	83	200

Total	79,789	72,428	3,721	3,567

The amount of finance receivables modified as a troubled debt restructuring for the year ended March 31, 2014 was not significant for all classes of finance receivables. Finance receivables modified as troubled debt restructurings for the year ended March 31, 2014 and for which there was a payment default were not significant for all classes of such receivables.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Other receivables:

Other receivables relate to arrangements with certain component manufacturers whereby Toyota procures inventory for these component manufactures and is reimbursed for the related purchases.

8. Inventories:

Inventories consist of the following:

	Yen in millions
	March 31,
	2013	2014
Finished goods	1,007,659	1,159,762
Raw materials	388,780	384,635
Work in process	235,476	258,133
Supplies and other	83,871	92,174

Total	1,715,786	1,894,704

9. Vehicles and equipment on operating leases:

Vehicles and equipment on operating leases consist of the following:

	Yen in millions
	March 31,
	2013	2014
Vehicles	2,999,294	3,674,969
Equipment	104,351	129,029
Less - Deferred income and other	(65,634)	(94,438)

	3,038,011	3,709,560
Less - Accumulated depreciation	(749,238)	(808,764)
Less - Allowance for credit losses	(8,020)	(7,220)

Vehicles and equipment on operating leases, net	2,280,753	2,893,576

Rental income from vehicles and equipment on operating leases was ¥451,361 million, ¥476,935 million and ¥586,983 million for the years ended March 31, 2012, 2013 and 2014, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

Years ending March 31,	Yen in millions
2015	554,040
2016	376,440
2017	159,207
2018	42,394
2019	11,535
Thereafter	7,530

Total minimum future rentals	1,151,146

The future minimum rentals as shown above should not be considered indicative of future cash collections.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Allowance for doubtful accounts and credit losses:

The net changes in the allowance for doubtful accounts relating to trade accounts and notes receivable for the years ended March 31, 2012, 2013 and 2014 are as follows:

	Yen in millions
	For the years ended March 31,
	2012	2013	2014
Allowance for doubtful accounts at beginning of year	44,047	44,097	46,144
Provision for doubtful accounts, net of reversal	5,843	1,745	3,405
Write-offs	(699)	(457)	(1,162)
Other	(5,094)	759	(869)

Allowance for doubtful accounts at end of year	44,097	46,144	47,518

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments for the years ended March 31, 2012, 2013 and 2014.

A portion of the allowance for doubtful accounts balance at March 31, 2013 and 2014 totaling ¥30,269 million and ¥28,738 million, respectively, is attributed to certain non-current receivable balances which are reported as other assets in the consolidated balance sheets.

The net changes in the allowance for credit losses relating to finance receivables and vehicles and equipment on operating leases for the years ended March 31, 2012, 2013 and 2014 are as follows:

	Yen in millions
	For the years ended March 31,
	2012	2013	2014
Allowance for credit losses at beginning of year	167,615	140,363	147,049
Provision for credit losses, net of reversal	3,780	25,622	46,313
Charge-offs	(51,578)	(56,701)	(65,359)
Recoveries	16,415	14,690	16,662
Other	4,131	23,075	8,937

Allowance for credit losses at end of year	140,363	147,049	153,602

The other amount primarily includes the impact of currency translation adjustments for the years ended March 31, 2012, 2013 and 2014.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The net changes in the allowance for credit losses above relating to retail receivables portfolio segment, finance lease receivables portfolio segment and wholesale and other dealer loan receivables portfolio segment for the years ended March 31, 2012, 2013 and 2014 are as follows:

	Yen in millions
	For the year ended March 31, 2012
	Retail	Finance leases	Wholesale and Other dealer loans
Allowance for credit losses at beginning of year	92,199	36,024	28,580
Provision for credit losses, net of reversal	13,569	(4,508)	(4,767)
Charge-offs	(44,742)	(2,499)	(305)
Recoveries	14,051	718	16
Other	2,276	902	714

Allowance for credit losses at end of year	77,353	30,637	24,238

	Yen in millions
	For the year ended March 31, 2013
	Retail	Finance leases	Wholesale and Other dealer loans
Allowance for credit losses at beginning of year	77,353	30,637	24,238
Provision for credit losses, net of reversal	29,079	(4,063)	(2,006)
Charge-offs	(48,528)	(2,775)	(110)
Recoveries	12,795	590	3
Other	13,159	4,539	4,118

Allowance for credit losses at end of year	83,858	28,928	26,243

	Yen in millions
	For the year ended March 31, 2014
	Retail	Finance leases	Wholesale and Other dealer loans
Allowance for credit losses at beginning of year	83,858	28,928	26,243
Provision for credit losses, net of reversal	42,055	1,847	(807)
Charge-offs	(55,733)	(2,554)	(626)
Recoveries	14,051	587	16
Other	5,208	1,777	1,532

Allowance for credit losses at end of year	89,439	30,585	26,358

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Affiliated companies and variable interest entities:

Investments in and transactions with affiliated companies -

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions
	March 31,
	2013	2014
Current assets	9,634,769	10,813,254
Noncurrent assets	8,495,078	10,172,524

Total assets	18,129,847	20,985,778

Current liabilities	6,366,002	7,120,877
Long-term liabilities and noncontrolling interests	4,541,328	5,217,723
Affiliated companies accounted for by the equity method shareholders’ equity	7,222,517	8,647,178

Total liabilities and shareholders’ equity	18,129,847	20,985,778

Toyota’s share of affiliated companies accounted for by the equity method shareholders’ equity	2,102,584	2,429,576

Number of affiliated companies accounted for by the equity method at end of period	56	54

	Yen in millions
	For the years ended March 31,
	2012	2013	2014
Net revenues	22,211,233	24,242,046	28,289,687

Gross profit	2,297,660	2,620,892	3,385,048

Net income attributable to affiliated companies accounted for by the equity method	554,983	705,249	963,003

Equity in earnings of affiliated companies attributable to Toyota Motor Corporation	197,701	231,519	318,376

Entities comprising a significant portion of Toyota’s investment in affiliated companies and percentage of ownership are presented below:

	Percentage of ownership
	March 31,
Name of affiliated companies	2013	2014
Denso Corporation	24.9%	24.9%
Toyota Industries Corporation	24.8%	24.7%
Aisin Seiki Co., Ltd.	23.4%	23.4%
Toyota Tsusho Corporation	22.1%	22.0%
Toyoda Gosei Co., Ltd.	43.0%	43.0%

Certain affiliated companies accounted for by the equity method with carrying amounts of ¥1,582,988 million and ¥1,811,245 million at March 31, 2013 and 2014, respectively, were quoted on various established markets at an aggregate value of ¥1,954,347 million and ¥2,320,128 million, respectively. Toyota

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

evaluated its investments in affiliated companies, considering the length of time and the extent to which the quoted market prices have been less than the carrying amounts, the financial condition and near-term prospects of the affiliated companies and Toyota’s ability and intent to retain those investments in the companies for a period of time. Toyota did not recognize any impairment loss for the years ended March 31, 2012, 2013 and 2014.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions
	March 31,
	2013	2014
Trade accounts and notes receivable, and other receivables	252,708	253,312
Accounts payable and other payables	592,027	599,334

	Yen in millions
	For the years ended March 31,
	2012	2013	2014
Net revenues	1,536,326	1,926,854	1,854,708
Purchases	3,785,284	4,020,138	4,289,583

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2012, 2013 and 2014 were ¥122,950 million, ¥126,977 million and ¥147,039 million, respectively.

Toyota does not have any significant related party transactions other than transactions with affiliated companies in the ordinary course of business.

Variable Interest Entities -

Toyota enters into securitization transactions using special-purpose entities, that are considered variable interest entities (“VIEs”). Although the finance receivables and vehicles on operating leases related to securitization transactions have been legally sold to the VIEs, Toyota has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses of the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. As a result, Toyota is considered the primary beneficiary of the VIEs and therefore consolidates the VIEs.

Related to securitization transactions, ¥1,135,513 million and ¥1,439,796 million retail finance receivables, ¥41,664 million and ¥16,447 million vehicles on operating leases, ¥58,770 million and ¥84,052 million restricted cash and ¥978,095 million and ¥1,205,293 million secured debt were included in Toyota’s consolidated financial statements as of March 31, 2013 and 2014, respectively. The creditors of the VIEs do not have recourse to Toyota’s general credit with the exception of debts guaranteed by Toyota. Risks to which Toyota is exposed including credit, interest rate, and/or prepayment risks are not incremental compared with the situation before Toyota enters into securitization transactions.

As for VIEs other than those specified above, neither the aggregate size nor Toyota’s involvements are material to Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2013 and 2014 consist of the following:

	Yen in millions
	March 31,
	2013	2014
Loans, principally from banks, with a weighted-average interest at March 31, 2013 and March 31, 2014 of 2.31% and of 2.57% per annum, respectively	1,062,233	1,165,580
Commercial paper with a weighted-average interest at March 31, 2013 and March 31, 2014 of 0.52% and of 0.49% per annum, respectively	3,027,295	3,665,240

	4,089,528	4,830,820

As of March 31, 2014, Toyota has unused short-term lines of credit amounting to ¥2,242,222 million of which ¥415,689 million related to commercial paper programs. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

Long-term debt at March 31, 2013 and 2014 comprises the following:

	Yen in millions
	March 31,
	2013	2014
Unsecured loans, representing obligations principally to banks, due 2013 to 2029 in 2013 and due 2014 to 2029 in 2014 with interest ranging from 0.00% to 27.30% per annum in 2013 and from 0.00% to 39.50% per annum in 2014	3,142,411	3,368,711
Secured loans, representing obligations principally to finance receivables securitization due 2013 to 2050 in 2013 and due 2014 to 2030 in 2014 with interest ranging from 0.10% to 11.75% per annum in 2013 and from 0.10% to 12.00% per annum in 2014	993,019	1,226,080
Medium-term notes of consolidated subsidiaries, due 2013 to 2047 in 2013 and due 2014 to 2047 in 2014 with interest ranging from 0.13% to 9.40% per annum in 2013 and from 0.10% to 9.40% per annum in 2014	4,502,787	5,355,176
Unsecured notes of parent company, due 2013 to 2019 in 2013 and due 2014 to 2023 in 2014 with interest ranging from 0.19% to 3.00% per annum in 2013 and from 0.19% to 3.00% per annum in 2014	460,000	400,000
Unsecured notes of consolidated subsidiaries, due 2013 to 2031 in 2013 and due 2014 to 2031 in 2014 with interest ranging from 0.13% to 23.00% per annum in 2013 and from 0.08% to 41.79% per annum in 2014	922,636	1,124,810
Long-term capital lease obligations, due 2013 to 2030 in 2013 and due 2014 to 2030 in 2014 with interest ranging from 0.40% to 14.73% per annum in 2013 and from 0.50% to 14.73% per annum in 2014	21,399	21,796

	10,042,252	11,496,573
Less - Current portion due within one year	(2,704,428)	(2,949,663)

	7,337,824	8,546,910

As of March 31, 2014, approximately 43%, 14%, 11% and 32% of long-term debt are denominated in U.S. dollars, Japanese yen, Australian dollars and other currencies, respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2014, property, plant and equipment with a book value of ¥64,924 million and other assets aggregating ¥1,454,236 million were pledged as collateral mainly for certain debt obligations of subsidiaries. These other assets principally consist of securitized finance receivables.

The aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Years ending March 31,	Yen in millions
2015	2,949,663
2016	2,389,789
2017	1,976,199
2018	2,000,971
2019	1,232,727

Standard agreements with certain banks include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. During the year ended March 31, 2014, Toyota has not received any significant requests from these banks.

As of March 31, 2014, Toyota has unused long-term lines of credit amounting to ¥9,975,574 million.

13. Product warranties and recalls and other safety measures:

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

The net changes in liabilities for quality assurances above for the years ended March 31, 2012, 2013 and 2014 consist of the following:

	Yen in millions
	For the years ended March 31,
	2012	2013	2014
Liabilities for quality assurances at beginning of year	764,369	839,834	1,003,023
Payments made during year	(348,214)	(344,279)	(383,572)
Provision for quality assurances	436,891	491,542	524,442
Changes relating to pre-existing quality assurances	(7,827)	(8,383)	(7,248)
Other	(5,385)	24,309	17,376

Liabilities for quality assurances at end of year	839,834	1,003,023	1,154,021

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The other amount primarily includes the impact of currency translation adjustments and the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest.

The table below shows the net changes in liabilities for recalls and other safety measures which are comprised in liabilities for quality assurances above for the years ended March 31, 2012, 2013 and 2014.

	Yen in millions
	For the years ended March 31,
	2012	2013	2014
Liabilities for recalls and other safety measures at beginning of year	389,499	468,697	566,406
Payments made during year	(159,344)	(180,925)	(207,652)
Provision for recalls and other safety measures	237,907	270,883	315,574
Other	635	7,751	6,147

Liabilities for recalls and other safety measures at end of year	468,697	566,406	680,475

14. Other payables:

Other payables are mainly related to purchases of property, plant and equipment and non-manufacturing purchases.

15. Income taxes:

The components of income (loss) before income taxes comprise the following:

	Yen in millions
	For the years ended March 31,
	2012	2013	2014
Income (loss) before income taxes:
Parent company and domestic subsidiaries	(177,852)	651,852	1,621,013
Foreign subsidiaries	610,725	751,797	820,067

	432,873	1,403,649	2,441,080

The provision for income taxes consists of the following:

	Yen in millions
	For the years ended March 31,
	2012	2013	2014
Current income tax expense:
Parent company and domestic subsidiaries	111,363	178,662	634,458
Foreign subsidiaries	144,514	213,016	189,629

Total current	255,877	391,678	824,087

Deferred income tax expense (benefit):
Parent company and domestic subsidiaries	(57,940)	140,041	(122,898)
Foreign subsidiaries	64,335	19,967	66,619

Total deferred	6,395	160,008	(56,279)

Total provision	262,272	551,686	767,808

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 40.2%, 37.6% and 37.6% for the years ended March 31, 2012, 2013 and 2014, respectively. The statutory tax rates in effect for the year in which the temporary differences are expected to reverse are used to calculate the tax effects of temporary differences which are expected to reverse in the future years. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the years ended March 31,
	2012	2013	2014
Statutory tax rate	40.2%	37.6%	37.6%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	1.7	0.6	2.2
Deferred tax liabilities on undistributed earnings of foreign subsidiaries	4.7	1.8	1.5
Deferred tax liabilities on undistributed earnings of affiliated companies accounted for by the equity method	9.2	4.1	3.0
Valuation allowance	14.9	1.7	(4.3)
Tax credits	(1.8)	(3.1)	(6.5)
The difference between the statutory tax rate in Japan and that of foreign subsidiaries	(9.6)	(4.8)	(3.2)
Unrecognized tax benefits adjustments	2.5	0.1	0.0
Other	(1.2)	1.3	1.2

Effective income tax rate	60.6%	39.3%	31.5%

Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31,
	2013	2014
Deferred tax assets
Accrued pension and severance costs	230,021	179,159
Accrued expenses and liabilities for quality assurances	480,428	523,473
Other accrued employees’ compensation	108,599	126,721
Operating loss carryforwards for tax purposes	160,936	164,070
Tax credit carryforwards	101,251	51,046
Property, plant and equipment and other assets	151,043	213,799
Other	227,596	307,443

Gross deferred tax assets	1,459,874	1,565,711
Less - Valuation allowance	(284,835)	(189,894)

Total deferred tax assets	1,175,039	1,375,817

Deferred tax liabilities
Unrealized gains on securities, net	(388,901)	(608,428)
Undistributed earnings of foreign subsidiaries	(25,713)	(37,556)
Undistributed earnings of affiliated companies accounted for by the equity method	(567,054)	(663,249)
Basis difference of acquired assets	(35,647)	(35,261)
Lease transactions	(650,389)	(776,722)
Other	(66,923)	(91,475)

Gross deferred tax liabilities	(1,734,627)	(2,212,691)

Net deferred tax liability	(559,588)	(836,874)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The deferred tax assets and liabilities above that comprise the net deferred tax liability are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31,
	2013	2014
Deferred tax assets
Deferred income taxes (Current assets)	749,398	866,386
Investments and other assets - Other	100,199	133,537
Deferred tax liabilities
Other current liabilities	(23,258)	(24,951)
Deferred income taxes (Long-term liabilities)	(1,385,927)	(1,811,846)

Net deferred tax liability	(559,588)	(836,874)

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

Operating loss carryforwards for tax purposes as of March 31, 2014 in Japan and foreign countries were ¥26,055 million and ¥499,569 million, respectively, and are available as an offset against future taxable income. The majority of these carryforwards in Japan and foreign countries expire in years 2015 to 2023 and expire in years 2015 to 2034, respectively. Tax credit carryforwards as of March 31, 2014 in Japan and foreign countries were ¥37,441 million and ¥13,605 million, respectively, and the majority of these carryforwards in Japan and foreign countries expire in years 2015 to 2016 and expire in years 2015 to 2034, respectively.

The valuation allowance mainly relates to deferred tax assets of operating loss and foreign tax credit carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2012, 2013 and 2014 consist of the following:

	Yen in millions
	For the years ended March 31,
	2012	2013	2014
Valuation allowance at beginning of year	280,685	309,268	284,835
Additions	96,754	38,285	23,390
Deductions	(65,566)	(70,986)	(128,928)
Other	(2,605)	8,268	10,597

Valuation allowance at end of year	309,268	284,835	189,894

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments during the years ended March 31, 2012, 2013 and 2014.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Because management intends to reinvest undistributed earnings of foreign subsidiaries to the extent not expected to be remitted in the foreseeable future, management has made no provision for income taxes on those undistributed earnings aggregating ¥2,749,938 million as of March 31, 2014. Toyota estimates an additional tax provision of ¥122,731 million would be required if the full amount of those undistributed earnings were remitted.

A summary of the gross unrecognized tax benefits changes for the years ended March 31, 2012, 2013 and 2014 is as follows:

	Yen in millions
	For the years ended March 31,
	2012	2013	2014
Balance at beginning of year	15,453	16,901	22,447
Additions based on tax positions related to the current year	4,187	2,401	310
Additions for tax positions of prior years	10,801	4,339	491
Reductions for tax positions of prior years	(363)	(1,619)	(1,273)
Reductions for tax positions related to lapse of statute of limitations	—	—	—
Reductions for settlements	(12,820)	(2,776)	(3,771)
Other	(357)	3,201	1,189

Balance at end of year	16,901	22,447	19,393

The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was not material at March 31, 2012, 2013 and 2014, respectively. Toyota does not believe it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

Interest and penalties related to income tax liabilities are included in “Other income (loss), net”. The amounts of interest and penalties accrued as of and recognized for the years ended March 31, 2012, 2013 and 2014, respectively, were not material.

Toyota remains subject to income tax examination for the tax returns related to the years beginning on and after April 1, 2007 and January 1, 2000, with various tax jurisdictions in Japan and foreign countries, respectively.

16. Shareholders’ equity:

Changes in the number of shares of common stock issued have resulted from the following:

	For the years ended March 31,
	2012	2013	2014
Common stock issued
Balance at beginning of year	3,447,997,492	3,447,997,492	3,447,997,492
Issuance during the year	—	—	—
Purchase and retirement	—	—	—

Balance at end of year	3,447,997,492	3,447,997,492	3,447,997,492

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Companies Act provides that an amount equal to 10% of distributions from surplus paid by the parent company and its Japanese subsidiaries be appropriated as a capital reserve or a retained earnings reserve. No further appropriations are required when the total amount of the capital reserve and the retained earnings reserve reaches 25% of stated capital.

The retained earnings reserve included in retained earnings as of March 31, 2013 and 2014 were ¥175,735 million and ¥180,177 million, respectively. The Companies Act provides that the retained earnings reserve of the parent company and its Japanese subsidiaries is restricted and unable to be used for dividend payments, and is excluded from the calculation of the profit available for dividend.

The amounts of statutory retained earnings of the parent company available for dividend payments to shareholders were ¥5,858,551 million and ¥6,890,426 million as of March 31, 2013 and 2014, respectively. In accordance with customary practice in Japan, the distributions from surplus are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings at March 31, 2014 include amounts representing year-end cash dividends of ¥316,977 million, ¥100 per share, which were approved at the Ordinary General Shareholders’ Meeting, held on June 17, 2014.

Retained earnings at March 31, 2014 include ¥1,732,993 million relating to equity in undistributed earnings of affiliated companies accounted for by the equity method.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Accumulated other comprehensive income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
Balance at March 31, 2011	(1,160,389)	168,227	(152,559)	(1,144,721)
Equity transaction with noncontrolling interests and other, net of taxes of ¥— million, ¥(505) million, ¥4,876 million and ¥4,371 million	—	751	(7,254)	(6,503)
Other comprehensive income (loss) before reclassifications, net of taxes of ¥7,948 million, ¥(62,466) million, ¥49,447 million and ¥(5,071) million	(93,292)	100,479	(73,725)	(66,538)
Reclassifications, net of taxes of ¥— million, ¥(20,788) million, ¥(5,534) million and ¥(26,322) million	—	31,315	8,615	39,930

Other comprehensive income (loss), net of tax	(93,292)	131,794	(65,110)	(26,608)
Less: Other comprehensive income attributable to noncontrolling interests	5,563	(2,466)	(4,098)	(1,001)

Balance at March 31, 2012	(1,248,118)	298,306	(229,021)	(1,178,833)
Other comprehensive income (loss) before reclassifications, net of taxes of ¥(12,664) million, ¥(176,417) million, ¥(6,624) million and ¥(195,705) million	461,754	348,011	7,207	816,972
Reclassifications, net of taxes of ¥— million, ¥(17,497) million, ¥(4,335) million and ¥(21,832) million	—	26,198	7,504	33,702

Other comprehensive income (loss), net of tax	461,754	374,209	14,711	850,674
Less: Other comprehensive income attributable to noncontrolling interests	(27,116)	(5,702)	4,854	(27,964)

Balance at March 31, 2013	(813,480)	666,813	(209,456)	(356,123)
Other comprehensive income (loss) before reclassifications, net of taxes of ¥(25,139) million, ¥(255,959) million, ¥(44,987) million and ¥(326,085) million	301,889	507,566	91,507	900,962
Reclassifications, net of taxes of ¥— million, ¥5,209 million, ¥(4,682) million and ¥527 million	—	(8,006)	7,897	(109)

Other comprehensive income (loss), net of tax	301,889	499,560	99,404	900,853
Less: Other comprehensive income attributable to noncontrolling interests	(4,947)	(5,810)	(5,812)	(16,569)

Balance at March 31, 2014	(516,538)	1,160,563	(115,864)	528,161

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications for the year ended March 31, 2014 consist of the following:

Yen in millions
	For the year ended March 31, 2014	Affected line items in the consolidated statements of income
Unrealized gains (losses) on securities:
	(29)	Financing operations
	5,079	Foreign exchange gain, net
	(18,469)	Other income (loss), net

	(13,419)	Income before income taxes and equity in earnings of affiliated companies
	5,209	Provision for income taxes
	204	Equity in earnings of affiliated companies

	(8,006)	Net income

Pension liability adjustments:
Recognized net actuarial loss	17,786	*1
Amortization of prior service costs	(5,207)	*1

	12,579	Income before income taxes and equity in earnings of affiliated companies
	(4,682)	Provision for income taxes

	7,897	Net income

Total reclassifications, net of tax	(109)

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost. See note 19 to the consolidated financial statements for additional information.

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

For the years ended March 31, 2012, 2013 and 2014, Toyota recognized stock-based compensation expenses for stock options of ¥1,539 million, ¥325 million and ¥23 million, respectively, as selling, general and administrative expenses.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes Toyota’s stock option activity:

		Yen		Yen in millions
	Number of shares	Weighted- average exercise price	Weighted- average remaining contractual life in years	Aggregate intrinsic value
Options outstanding at March 31, 2011	15,786,800	4,941	5.04	565
Granted	—	—
Exercised	—	—
Canceled	(3,256,800)	5,059

Options outstanding at March 31, 2012	12,530,000	4,910	4.55	1,065
Granted	—	—
Exercised	(645,000)	3,328
Canceled	(1,036,000)	5,907

Options outstanding at March 31, 2013	10,849,000	4,909	3.56	5,921
Granted	—	—
Exercised	(2,390,100)	4,043
Canceled	(1,128,000)	6,373

Options outstanding at March 31, 2014	7,330,900	4,965	2.52	8,646

Options exercisable at March 31, 2012	9,778,000	5,396	4.05	—
Options exercisable at March 31, 2013	10,849,000	4,909	3.56	5,921
Options exercisable at March 31, 2014	7,330,900	4,965	2.52	8,646

No options were exercised for the year ended March 31, 2012. The total intrinsic value of options exercised for the years ended March 31, 2013 and 2014 was ¥364 million and ¥4,793 million, respectively.

No cash was received from the exercise of stock options for the year ended March 31, 2012. Cash received from the exercise of stock options for the years ended March 31, 2013 and 2014 was ¥2,147 million and ¥9,663 million, respectively.

The following table summarizes information for options outstanding and options exercisable at March 31, 2014:

	Outstanding			Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price
Yen		Yen	Years		Yen
3,183 – 5,000	4,915,900	4,067	3.32	4,915,900	4,067
5,001 – 7,278	2,415,000	6,794	0.91	2,415,000	6,794

3,183 – 7,278	7,330,900	4,965	2.52	7,330,900	4,965

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information regarding Toyota’s defined benefit plans is as follows:

Japanese plans

	Yen in millions
	March 31,
	2013	2014
Change in benefit obligation
Benefit obligation at beginning of year	1,480,387	1,594,411
Service cost	60,261	64,549
Interest cost	27,804	24,518
Plan participants’ contributions	918	856
Plan amendments	(3,462)	(427)
Net actuarial loss	90,667	35,306
Acquisition and other	(776)	—
Benefits paid	(61,388)	(61,693)

Benefit obligation at end of year	1,594,411	1,657,520

Change in plan assets
Fair value of plan assets at beginning of year	927,545	1,090,258
Actual return on plan assets	145,141	133,964
Acquisition and other	(264)	—
Employer contributions	53,906	56,386
Plan participants’ contributions	918	856
Benefits paid	(36,988)	(36,998)

Fair value of plan assets at end of year	1,090,258	1,244,466

Funded status	504,153	413,054

Amounts recognized in the consolidated balance sheets as of March 31, 2013 and 2014 are comprised of the following:

	Yen in millions
	March 31,
	2013	2014
Accrued expenses (Accrued pension and severance costs)	25,160	25,088
Accrued pension and severance costs	582,491	573,301
Investments and other assets - Other (Prepaid pension and severance costs)	(103,498)	(185,335)

Net amount recognized	504,153	413,054

Amounts recognized in accumulated other comprehensive income (loss) as of March 31, 2013 and 2014 are comprised of the following:

	Yen in millions
	March 31,
	2013	2014
Net actuarial loss	(333,203)	(248,751)
Prior service costs	53,360	48,221
Net transition obligation	—	—

Net amount recognized	(279,843)	(200,530)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated benefit obligation for all defined benefit pension plans was ¥1,494,011 million and ¥1,593,424 million at March 31, 2013 and 2014, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions
	March 31,
	2013	2014
Projected benefit obligation	749,561	792,445
Accumulated benefit obligation	685,763	732,695
Fair value of plan assets	165,262	204,343

Components of the net periodic pension cost are as follows:

	Yen in millions
	For the years ended March 31,
	2012	2013	2014
Service cost	57,241	60,261	64,549
Interest cost	30,660	27,804	24,518
Expected return on plan assets	(21,558)	(22,352)	(26,768)
Amortization of prior service costs	(16,326)	(8,033)	(5,566)
Recognized net actuarial loss	28,342	16,619	12,562
Amortization of net transition obligation	1,626	—	—

Net periodic pension cost	79,985	74,299	69,295

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) are as follows:

	Yen in millions
	For the years ended March 31,
	2012	2013	2014
Net actuarial gain (loss)	(87,163)	32,122	71,890
Recognized net actuarial loss	28,342	16,619	12,562
Prior service costs	(632)	3,462	427
Amortization of prior service costs	(16,326)	(8,033)	(5,566)
Amortization of net transition obligation	1,626	—	—
Other	63	(173)	—

Total recognized in other comprehensive income (loss)	(74,090)	43,997	79,313

The other amount includes the impact of transition to defined contribution pension plans and consolidation and deconsolidation of certain entities due to changes in ownership interest during the years ended March 31, 2012 and 2013.

The estimated prior service costs and net actuarial loss that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost during the year ending March 31, 2015 are ¥(5,600) million and ¥7,600 million, respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Weighted-average assumptions used to determine benefit obligations as of March 31, 2013 and 2014 are as follows:

	March 31,
	2013	2014
Discount rate	1.7%	1.4%
Rate of compensation increase	2.2%	2.1%

As of March 31, 2013 and 2014, the parent company and certain subsidiaries in Japan employ “point” based retirement benefit plans and do not use the rates of compensation increase to determine benefit obligations.

Weighted-average assumptions used to determine net periodic pension cost for the years ended March 31, 2012, 2013 and 2014 are as follows:

	For the years ended March 31,
	2012	2013	2014
Discount rate	2.3%	2.0%	1.7%
Expected return on plan assets	2.5%	2.5%	2.6%
Rate of compensation increase	2.3%	2.3%	2.2%

During the years ended March 31, 2012, 2013 and 2014, the parent company and certain subsidiaries in Japan employ “point” based retirement benefit plans and do not use the rates of compensation increase to determine net periodic pension cost.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the fair value of classes of plan assets as of March 31, 2013 and 2014. See note 26 to the consolidated financial statements for three levels of input which are used to measure fair value.

	Yen in millions
	March 31, 2013
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	440,971	—	—	440,971
Commingled funds	—	184,879	—	184,879

	440,971	184,879	—	625,850

Debt securities
Government bonds	81,867	—	—	81,867
Commingled funds	—	203,933	—	203,933
Other	—	23,594	441	24,035

	81,867	227,527	441	309,835

Insurance contracts	—	91,326	—	91,326
Other	17,789	3,923	41,535	63,247

Total	540,627	507,655	41,976	1,090,258

	Yen in millions
	March 31, 2014
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	511,828	—	—	511,828
Commingled funds	—	185,599	—	185,599

	511,828	185,599	—	697,427

Debt securities
Government bonds	90,071	—	—	90,071
Commingled funds	—	229,421	—	229,421
Other	—	24,028	322	24,350

	90,071	253,449	322	343,842

Insurance contracts	—	132,810	—	132,810
Other	18,838	3,789	47,760	70,387

Total	620,737	575,647	48,082	1,244,466

The following is description of the assets, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Quoted market prices for identical securities are used to measure fair value of common stocks. Common stocks include 71% of Japanese stocks and 29% of foreign stocks as of March 31, 2013, and 71% of Japanese stocks and 29% of foreign stocks as of March 31, 2014.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quoted market prices for identical securities are used to measure fair value of government bonds. Government bonds include 44% of Japanese government bonds and 56% of foreign government bonds as of March 31, 2013, and 44% of Japanese government bonds and 56% of foreign government bonds as of March 31, 2014.

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

The following tables summarize the changes in Level 3 plan assets measured at fair value for the years ended March 31, 2012, 2013 and 2014:

	Yen in millions
	For the year ended March 31, 2012
	Debt securities	Other	Total
Balance at beginning of year	746	38,374	39,120
Actual return on plan assets	5	(1,762)	(1,757)
Purchases, sales and settlements	(160)	3,453	3,293
Other	—	—	—

Balance at end of year	591	40,065	40,656

	Yen in millions
	For the year ended March 31, 2013
	Debt securities	Other	Total
Balance at beginning of year	591	40,065	40,656
Actual return on plan assets	3	438	441
Purchases, sales and settlements	(153)	1,032	879
Other	—	—	—

Balance at end of year	441	41,535	41,976

	Yen in millions
	For the year ended March 31, 2014
	Debt securities	Other	Total
Balance at beginning of year	441	41,535	41,976
Actual return on plan assets	2	3,583	3,585
Purchases, sales and settlements	(121)	2,642	2,521
Other	—	—	—

Balance at end of year	322	47,760	48,082

Toyota expects to contribute ¥55,057 million to its pension plans in the year ending March 31, 2015.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending March 31,	Yen in millions
2015	65,636
2016	67,792
2017	67,937
2018	68,954
2019	75,396
from 2020 to 2024	398,032

Total	743,747

Foreign plans

	Yen in millions
	March 31,
	2013	2014
Change in benefit obligation
Benefit obligation at beginning of year	467,000	633,160
Service cost	27,943	36,908
Interest cost	24,300	32,153
Plan participants’ contributions	246	297
Plan amendments	(43)	96
Net actuarial loss	38,986	(30,012)
Acquisition and other	82,907	48,388
Benefits paid	(8,179)	(15,407)

Benefit obligation at end of year	633,160	705,583

Change in plan assets
Fair value of plan assets at beginning of year	343,226	479,239
Actual return on plan assets	46,359	56,300
Acquisition and other	60,138	42,694
Employer contributions	35,354	14,801
Plan participants’ contributions	246	297
Benefits paid	(6,084)	(12,349)

Fair value of plan assets at end of year	479,239	580,982

Funded status	153,921	124,601

Amounts recognized in the consolidated balance sheets as of March 31, 2013 and 2014 are comprised of the following:

	Yen in millions
	March 31,
	2013	2014
Accrued expenses (Accrued pension and severance costs)	1,762	2,509
Accrued pension and severance costs	183,621	194,317
Investments and other assets - Other (Prepaid pension and severance costs)	(31,462)	(72,225)

Net amount recognized	153,921	124,601

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts recognized in accumulated other comprehensive income (loss) as of March 31, 2013 and 2014 are comprised of the following:

	Yen in millions
	March 31,
	2013	2014
Net actuarial loss	(96,151)	(46,278)
Prior service costs	(1,921)	(1,659)
Net transition obligation	—	—

Net amount recognized	(98,072)	(47,937)

The accumulated benefit obligation for all defined benefit pension plans was ¥533,551 million and ¥617,042 million at March 31, 2013 and 2014, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions
	March 31,
	2013	2014
Projected benefit obligation	251,596	175,238
Accumulated benefit obligation	213,934	153,254
Fair value of plan assets	43,277	19,136

Components of the net periodic pension cost are as follows:

	Yen in millions
	For the years ended March 31,
	2012	2013	2014
Service cost	21,298	27,943	36,908
Interest cost	21,739	24,300	32,153
Expected return on plan assets	(22,864)	(23,177)	(34,059)
Amortization of prior service costs	351	369	359
Recognized net actuarial loss	1,783	2,884	5,224
Amortization of net transition obligation	—	—	—

Net periodic pension cost	22,307	32,319	40,585

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) are as follows:

	Yen in millions
	For the years ended March 31,
	2012	2013	2014
Net actuarial gain (loss)	(58,270)	(15,804)	52,253
Recognized net actuarial loss	1,783	2,884	5,224
Prior service costs	(108)	43	(96)
Amortization of prior service costs	351	369	359
Amortization of net transition obligation	—	—	—
Other	5,888	(8,162)	(7,605)

Total recognized in other comprehensive income (loss)	(50,356)	(20,670)	50,135

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The other amount includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments during the years ended March 31, 2012, 2013 and 2014.

The estimated prior service costs and net actuarial loss that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost during the year ending March 31, 2015 are ¥300 million and ¥2,500 million, respectively.

Weighted-average assumptions used to determine benefit obligations as of March 31, 2013 and 2014 are as follows:

	March 31,
	2013	2014
Discount rate	4.5%	4.8%
Rate of compensation increase	4.6%	4.5%

Weighted-average assumptions used to determine net periodic pension cost for the years ended March 31, 2012, 2013 and 2014 are as follows:

	For the years ended March 31,
	2012	2013	2014
Discount rate	5.7%	5.0%	4.5%
Expected return on plan assets	7.3%	7.0%	6.9%
Rate of compensation increase	4.4%	4.5%	4.6%

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the fair value of classes of plan assets as of March 31, 2013 and 2014. See note 26 to the consolidated financial statements for three levels of input which are used to measure fair value.

	Yen in millions
	March 31, 2013
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	183,611	—	—	183,611
Commingled funds	—	86,539	—	86,539

	183,611	86,539	—	270,150

Debt securities
Government bonds	47,083	—	—	47,083
Commingled funds	—	42,754	—	42,754
Other	—	40,486	—	40,486

	47,083	83,240	—	130,323

Insurance contracts	—	1,202	—	1,202
Other	30,739	6,218	40,607	77,564

Total	261,433	177,199	40,607	479,239

	Yen in millions
	March 31, 2014
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	221,988	—	—	221,988
Commingled funds	—	125,840	—	125,840

	221,988	125,840	—	347,828

Debt securities
Government bonds	54,086	—	—	54,086
Commingled funds	—	45,887	—	45,887
Other	3,004	44,964	—	47,968

	57,090	90,851	—	147,941

Insurance contracts	—	—	—	—
Other	31,053	6,294	47,866	85,213

Total	310,131	222,985	47,866	580,982

The following is description of the assets, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Quoted market prices for identical securities are used to measure fair value of common stocks. Common stocks include mainly foreign stocks as of March 31, 2013 and 2014.

Quoted market prices for identical securities are used to measure fair value of government bonds. Government bonds include mainly foreign government bonds as of March 31, 2013 and 2014.

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

The following tables summarize the changes in Level 3 plan assets measured at fair value for the years ended March 31, 2012, 2013 and 2014:

	Yen in millions
	For the year ended March 31, 2012
	Debt securities	Other	Total
Balance at beginning of year	—	20,477	20,477
Actual return on plan assets	—	1,243	1,243
Purchases, sales and settlements	—	9,514	9,514
Other	—	143	143

Balance at end of year	—	31,377	31,377

	Yen in millions
	For the year ended March 31, 2013
	Debt securities	Other	Total
Balance at beginning of year	—	31,377	31,377
Actual return on plan assets	—	2,472	2,472
Purchases, sales and settlements	—	2,599	2,599
Other	—	4,159	4,159

Balance at end of year	—	40,607	40,607

	Yen in millions
	For the year ended March 31, 2014
	Debt securities	Other	Total
Balance at beginning of year	—	40,607	40,607
Actual return on plan assets	—	791	791
Purchases, sales and settlements	—	1,987	1,987
Other	—	4,481	4,481

Balance at end of year	—	47,866	47,866

Toyota expects to contribute ¥13,118 million to its pension plans in the year ending March 31, 2015.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending March 31,	Yen in millions
2015	15,910
2016	16,998
2017	17,974
2018	19,071
2019	20,825
From 2020 to 2024	124,962

Total	215,740

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

For the years ended March 31, 2012, 2013 and 2014, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2013 and 2014:

	Yen in millions
	March 31,
	2013	2014
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	10,769	1,254
Investments and other assets - Other	39,569	36,572

Total	50,338	37,826

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	27,731	23,182
Investments and other assets - Other	139,419	159,644

Total	167,150	182,826

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	7,340	7,052
Investments and other assets - Other	—	—

Total	7,340	7,052

Total derivative assets	224,828	227,704
Counterparty netting	(69,177)	(85,331)
Collateral received	(89,630)	(78,554)

Carrying value of derivative assets	66,021	63,819

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	(2,554)	(1,442)
Other long-term liabilities	(143)	—

Total	(2,697)	(1,442)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(37,133)	(32,569)
Other long-term liabilities	(122,420)	(132,161)

Total	(159,553)	(164,730)

Foreign exchange forward and option contracts
Other current liabilities	(36,087)	(9,468)
Other long-term liabilities	(5)	(5)

Total	(36,092)	(9,473)

Total derivative liabilities	(198,342)	(175,645)
Counterparty netting	69,177	85,331
Collateral posted	17,300	61,680

Carrying value of derivative liabilities	(111,865)	(28,634)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2013 and 2014:

	Yen in millions
	March 31,
	2013		2014
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	235,219	12,689,774	151,704	15,135,193
Foreign exchange forward and option contracts	—	2,104,048	—	1,965,611

Total	235,219	14,793,822	151,704	17,100,804

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the years ended March 31, 2012, 2013 and 2014:

	Yen in millions
	For the years ended March 31,
	2012		2013		2014
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments - Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	(1,354)	2,999	(23,965)	24,738	(2,719)	3,106

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	35,834	—	(24,204)	—	199	—
Foreign exchange gain (loss), net	(28)	—	1,617	—	(2,862)	—
Foreign exchange forward and option contracts
Cost of financing operations	(3,815)	—	(4,572)	—	20,333	—
Foreign exchange gain (loss), net	53,272	—	(49,239)	—	(930)	—

Undesignated derivative financial instruments are used to manage risks of fluctuations in interest rates to certain borrowing transactions and in foreign currency exchange rates of certain currency receivables and payables. Toyota accounts for these derivative financial instruments as economic hedges with changes in the fair value recorded directly into current period earnings.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of March 31, 2014 is ¥3,721 million. The aggregate fair value amount of assets that are already posted as cash collateral as of March 31, 2014 is ¥33,964 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥3,721 million as of March 31, 2014.

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

The following table summarizes the estimated fair values of Toyota’s financial instruments, excluding marketable securities, other securities investments, investments and other assets in affiliated companies and derivative financial instruments. See note 26 to the consolidated financial statements for three levels of input which are used to measure fair value.

	Yen in millions
	March 31, 2013
		Estimated fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Assets (Liabilities)
Cash and cash equivalents	1,718,297	1,342,356	375,941	—	1,718,297
Time deposits	106,700	—	106,700	—	106,700
Total finance receivables, net	11,144,427	—	—	11,434,936	11,434,936
Other receivables	432,693	—	—	432,693	432,693
Short-term borrowings	(4,089,528)	—	(4,089,528)	—	(4,089,528)
Long-term debt including the current portion	(10,020,853)	—	(9,244,942)	(979,196)	(10,224,138)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2014
		Estimated fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Assets (Liabilities)
Cash and cash equivalents	2,041,170	1,639,624	401,546	—	2,041,170
Time deposits	180,207	—	180,207	—	180,207
Total finance receivables, net	12,775,669	—	—	13,058,756	13,058,756
Other receivables	351,182	—	—	351,182	351,182
Short-term borrowings	(4,830,820)	—	(4,830,820)	—	(4,830,820)
Long-term debt including the current portion	(11,474,777)	—	(10,410,754)	(1,204,668)	(11,615,422)

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

An analysis of leased assets under capital leases is as follows:

	Yen in millions
	March 31,
	2013	2014
Class of property
Building	13,999	15,828
Machinery and equipment	32,252	30,770
Less - Accumulated depreciation	(23,843)	(24,985)

	22,408	21,613

Amortization expenses under capital leases for the years ended March 31, 2012, 2013 and 2014 were ¥5,572 million, ¥5,265 million and ¥5,151 million, respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2014 are as follows:

Years ending March 31,	Yen in millions
2015	5,063
2016	3,838
2017	2,754
2018	2,314
2019	1,997
Thereafter	12,249

Total minimum lease payments	28,215
Less - Amount representing interest	(6,419)

Present value of net minimum lease payments	21,796
Less - Current obligations	(4,182)

Long-term capital lease obligations	17,614

Rental expenses under operating leases for the years ended March 31, 2012, 2013 and 2014 were ¥91,052 million, ¥90,081 million and ¥94,613 million, respectively.

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2014 are as follows:

Years ending March 31,	Yen in millions
2015	12,258
2016	10,435
2017	8,405
2018	7,054
2019	5,013
Thereafter	19,406

Total minimum future rentals	62,571

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments

Commitments outstanding as of March 31, 2014 for the purchase of property, plant and equipment and other assets totaled ¥79,294 million.

Guarantees

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and as of March 31, 2014, range from 1 month to 35 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of March 31, 2014 is ¥2,097,151 million. Liabilities for guarantees totaling ¥6,426 million have been provided as of March 31, 2014. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal Proceedings

Product Recalls

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe, China and other regions certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system in certain vehicle models including the Prius. Set forth below is a description of the remaining claims, lawsuits and government investigations involving Toyota in the United States relating to these recalls and other safety measures.

Class Action and Consolidated Litigation

Approximately 200 putative class actions and more than 500 individual product liability personal injury cases have been filed since November 2009 alleging that certain Toyota, Lexus and Scion vehicles contain defects that lead to unintended acceleration. All of the class actions and many of the product liability personal injury, warranty and lemon law cases were consolidated either in a consolidated action in the United States District Court for the Central District of California or in a consolidated action in California state court.

In December 2012, Toyota and the plaintiffs announced that they had reached an agreement to settle the economic loss claims in the consolidated federal action. In fiscal 2013, Toyota recorded a $1.1 billion pre-tax charge against earnings to cover the estimated costs of this economic loss resolution and other potential recall-related resolutions. In July 2013, the court signed the order and judgment granting final approval of the settlement and dismissing the economic loss cases. Various objectors appealed the court’s rulings, but all of these appeals have been dismissed and the settlement is final.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Although the settlement does not cover product liability personal injury claims in the consolidated federal action or pending in various state courts in the United States, the judges overseeing the federal and California consolidated actions have approved an Intensive Settlement Process (“ISP”) for the product liability personal injury claims in those actions. Under the ISP, all cases are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial.

Beginning in February 2010, Toyota was sued in approximately 20 putative class actions alleging defects in the antilock braking system in various hybrid vehicles that cause the vehicles to fail to stop in a timely manner when driving in certain road conditions. These cases were consolidated into two actions, one in the United States District Court for the Central District of California and one in the Los Angeles County Superior Court. In January 2013, the Court in the federal case issued an order denying the plaintiff’s motion for class certification and granting summary judgment in favor of Toyota on the claims of the principal named plaintiff for the cases relating to recalled vehicles. In July 2013, the court denied the motion for class certification for claims related to vehicles that were not recalled, and that ruling has been appealed.

While Toyota has resolved or is attempting to resolve many of the outstanding matters, Toyota believes that it has meritorious defenses to all of them and will vigorously defend those matters not resolved.

Government Investigations

In February 2010, Toyota received a subpoena from the U.S. Attorney for the Southern District of New York and a voluntary request and subpoena from the SEC primarily seeking documents related to unintended acceleration and certain financial records. This began as a coordinated investigation and has included interviews of Toyota and non-Toyota witnesses, as well as production of documents. In March 2014, Toyota announced that it entered into a deferred prosecution agreement (“DPA”) with the U.S. Attorney’s Office for the Southern District of New York to resolve its investigation. The matter was resolved pursuant to the DPA, which provided for a $1.2 billion payment to the U.S. government, and Toyota recorded a $1.2 billion charge against earnings in fiscal 2014. The agreement also provides for an independent monitor to review and assess policies and procedures relating to Toyota’s safety communications process, its process for sharing vehicle accident information internally and its process for preparing and sharing certain technical reports. In April 2014, the staff of the SEC notified Toyota that it has concluded its investigation and it does not intend to recommend that the SEC institute an enforcement action regarding this matter.

Beyond the amounts accrued for the recall-related matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the other recall-related matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Toyota continues to evaluate these matters and expects that it may have resolution discussions from time to time in some of them. Although Toyota cannot estimate a reasonable range of loss based on currently available information, the resolution of the above-mentioned matters could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

Other Proceedings

Toyota has various other legal actions, other governmental proceedings and other claims pending against it, including other product liability claims in the United States. For the same reasons discussed above relating to the

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recall-related legal proceedings, Toyota is unable to estimate a range of reasonably possible loss, if any, beyond the amounts accrued, with respect to these other proceedings. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

Environmental Matters and Others

In October 2000, the European Union brought into effect a directive that requires member states to promulgate regulations implementing the following: (i) automotive manufacturers shall bear all or a significant part of the costs for taking back end-of-life vehicles sold after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, this requirement became applicable to vehicles sold before July 1, 2002 as well; (ii) automotive manufacturers may not use certain hazardous materials in vehicles sold after July 1, 2003; (iii) certified vehicles models sold after December 15, 2008 shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or re-use as material or energy to a minimum of 95% by weight per vehicle; and (iv) end-of-life vehicles must meet actual re-use and/or recycling of 80% and re-use and/or recovery of 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015. Laws to implement this directive came into effect in each of the European Union member states. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding automotive manufacturer responsibilities and resultant expenses that may be incurred.

In addition, under this directive, the member states must take measures to ensure that car manufacturers, distributors and other auto-related economic operators establish adequate used vehicle collection and treatment facilities and to ensure that hazardous materials and recyclable parts are removed from vehicles prior to shredding. This directive impacts Toyota’s vehicles sold in the European Union. Toyota accommodated, in offering its products, any measures the European Union member states will choose to take in order to comply with this directive.

Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2014. The amount of estimated liability may change depending on future legislation to be enacted and subject to other circumstances. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its financial position, results of operations and cash flows.

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

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans,

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliated companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other businesses.

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas and overseas revenues by destination as of and for the years ended March 31, 2012, 2013 and 2014.

Segment operating results and assets -

As of and for the year ended March 31, 2012:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	16,964,378	1,071,737	547,538	—	18,583,653
Inter-segment sales and transfers	30,168	28,587	501,377	(560,132)	—

Total	16,994,546	1,100,324	1,048,915	(560,132)	18,583,653
Operating expenses	16,972,863	793,886	1,006,853	(545,576)	18,228,026

Operating income	21,683	306,438	42,062	(14,556)	355,627

Assets	12,261,814	13,172,548	1,161,224	4,055,379	30,650,965
Investment in equity method investees	1,877,720	3,887	4,765	27,757	1,914,129
Depreciation expenses	744,067	298,757	25,006	—	1,067,830
Capital expenditure	796,839	683,161	35,340	16,742	1,532,082

As of and for the year ended March 31, 2013:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	20,378,762	1,150,042	535,388	—	22,064,192
Inter-segment sales and transfers	40,338	20,628	531,073	(592,039)	—

Total	20,419,100	1,170,670	1,066,461	(592,039)	22,064,192
Operating expenses	19,474,396	854,850	1,012,845	(598,787)	20,743,304

Operating income	944,704	315,820	53,616	6,748	1,320,888

Assets	13,179,741	16,231,473	1,310,115	4,761,988	35,483,317
Investment in equity method investees	2,033,040	4,925	6,968	57,651	2,102,584
Depreciation expenses	745,880	336,528	22,701	—	1,105,109
Capital expenditure	937,695	1,005,326	29,286	1,845	1,974,152

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2014:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	23,733,855	1,379,267	578,789	—	25,691,911
Inter-segment sales and transfers	47,549	41,780	572,491	(661,820)	—

Total	23,781,404	1,421,047	1,151,280	(661,820)	25,691,911
Operating expenses	21,842,626	1,126,156	1,087,010	(655,993)	23,399,799

Operating income	1,938,778	294,891	64,270	(5,827)	2,292,112

Assets	14,275,376	18,943,587	1,597,297	6,621,213	41,437,473
Investment in equity method investees	2,343,217	7,129	9,418	69,812	2,429,576
Depreciation expenses	789,266	437,896	23,691	—	1,250,853
Capital expenditure	1,044,510	1,624,944	39,930	(30,693)	2,678,691

Geographic Information -

As of and for the year ended March 31, 2012:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	7,293,804	4,644,348	1,917,408	3,116,849	1,611,244	—	18,583,653
Inter-segment sales and transfers	3,873,515	107,538	76,538	217,425	148,931	(4,423,947)	—

Total	11,167,319	4,751,886	1,993,946	3,334,274	1,760,175	(4,423,947)	18,583,653
Operating expenses	11,374,359	4,565,477	1,976,150	3,077,484	1,651,361	(4,416,805)	18,228,026

Operating income (loss)	(207,040)	186,409	17,796	256,790	108,814	(7,142)	355,627

Assets	12,034,423	9,693,232	1,960,532	2,433,312	2,175,493	2,353,973	30,650,965
Long-lived assets	2,981,985	2,197,197	263,070	412,959	380,169	—	6,235,380

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2013:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	7,910,456	6,167,821	2,003,113	4,058,629	1,924,173	—	22,064,192
Inter-segment sales and transfers	4,910,562	116,604	80,000	326,847	170,092	(5,604,105)	—

Total	12,821,018	6,284,425	2,083,113	4,385,476	2,094,265	(5,604,105)	22,064,192
Operating expenses	12,244,683	6,062,500	2,056,651	4,009,421	1,960,521	(5,590,472)	20,743,304

Operating income	576,335	221,925	26,462	376,055	133,744	(13,633)	1,320,888

Assets	12,296,731	11,841,471	2,199,256	3,305,319	2,616,164	3,224,376	35,483,317
Long-lived assets	2,929,346	2,633,067	288,288	590,021	410,517	—	6,851,239

As of and for the year ended March 31, 2014:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	8,532,875	7,938,615	2,614,070	4,475,382	2,130,969	—	25,691,911
Inter-segment sales and transfers	5,764,595	178,484	110,889	402,290	205,672	(6,661,930)	—

Total	14,297,470	8,117,099	2,724,959	4,877,672	2,336,641	(6,661,930)	25,691,911
Operating expenses	12,787,305	7,791,047	2,666,731	4,481,935	2,294,073	(6,621,292)	23,399,799

Operating income	1,510,165	326,052	58,228	395,737	42,568	(40,638)	2,292,112

Assets	13,231,184	13,720,958	2,576,806	4,013,429	2,731,695	5,163,401	41,437,473
Long-lived assets	2,945,247	3,276,273	318,872	725,924	374,982	—	7,641,298

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

There are no any individually material countries with respect to revenues, and long-lived assets included in other foreign countries.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unallocated amounts included in assets represent assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were ¥4,749,259 million, ¥5,599,970 million and ¥7,659,617 million, as of March 31, 2012, 2013 and 2014, respectively.

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

	Yen in millions
	For the years ended March 31,
	2012	2013	2014
North America	4,715,804	6,790,453	7,919,832
Europe	1,817,944	1,901,118	2,495,829
Asia	3,284,392	3,940,175	4,252,632
Other	3,103,383	3,929,775	4,616,944

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain financial statements data on non-financial services and financial services businesses -

The financial data below presents separately Toyota’s non-financial services and financial services businesses.

Balance sheets -

	Yen in millions
	March 31,
	2013	2014
Non-Financial Services Businesses
Current assets
Cash and cash equivalents	1,107,409	1,411,860
Marketable securities	1,204,447	1,770,142
Trade accounts and notes receivable, less allowance for doubtful accounts	2,033,831	2,102,495
Inventories	1,715,634	1,894,536
Prepaid expenses and other current assets	1,597,514	1,689,497

Total current assets	7,658,835	8,868,530

Investments and other assets	7,462,767	9,524,349
Property, plant and equipment	4,741,357	4,886,194

Total Non-Financial Services Businesses assets	19,862,959	23,279,073

Financial Services Business
Current assets
Cash and cash equivalents	610,888	629,310
Marketable securities	241,216	276,735
Finance receivables, net	5,117,660	5,628,934
Prepaid expenses and other current assets	693,036	903,022

Total current assets	6,662,800	7,438,001

Noncurrent finance receivables, net	6,943,766	8,102,294
Investments and other assets	515,025	648,188
Property, plant and equipment	2,109,882	2,755,104

Total Financial Services Business assets	16,231,473	18,943,587

Eliminations	(611,115)	(785,187)

Total assets	35,483,317	41,437,473

Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31,
	2013	2014
Non-Financial Services Businesses
Current liabilities
Short-term borrowings	576,685	587,809
Current portion of long-term debt	185,582	131,215
Accounts payable	2,092,722	2,180,190
Accrued expenses	2,092,102	2,218,495
Income taxes payable	140,935	583,115
Other current liabilities	1,186,870	1,283,730

Total current liabilities	6,274,896	6,984,554

Long-term liabilities
Long-term debt	521,428	526,498
Accrued pension and severance costs	754,360	756,229
Other long-term liabilities	969,668	1,506,806

Total long-term liabilities	2,245,456	2,789,533

Total Non-Financial Services Businesses liabilities	8,520,352	9,774,087

Financial Services Business
Current liabilities
Short-term borrowings	3,861,699	4,610,449
Current portion of long-term debt	2,538,249	2,834,445
Accounts payable	37,655	45,687
Accrued expenses	105,901	108,953
Income taxes payable	15,331	11,714
Other current liabilities	632,025	685,278

Total current liabilities	7,190,860	8,296,526

Long-term liabilities
Long-term debt	6,876,849	8,084,565
Accrued pension and severance costs	11,752	11,389
Other long-term liabilities	724,337	840,218

Total long-term liabilities	7,612,938	8,936,172

Total Financial Services Business liabilities	14,803,798	17,232,698

Eliminations	(613,689)	(788,299)

Total liabilities	22,710,461	26,218,486

Total Toyota Motor Corporation shareholders’ equity	12,148,035	14,469,148

Noncontrolling interests	624,821	749,839

Total shareholders’ equity	12,772,856	15,218,987

Total liabilities and shareholders’ equity	35,483,317	41,437,473

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of income -

	Yen in millions
	For the years ended March 31,
	2012	2013	2014
Non-Financial Services Businesses
Net revenues	17,534,872	20,943,634	24,343,613

Costs and expenses
Cost of revenues	15,796,635	18,034,256	20,004,553
Selling, general and administrative	1,676,999	1,899,997	2,334,404

Total costs and expenses	17,473,634	19,934,253	22,338,957

Operating income	61,238	1,009,381	2,004,656

Other income (expense), net	69,935	79,837	140,067

Income before income taxes and equity in earnings of affiliated companies	131,173	1,089,218	2,144,723

Provision for income taxes	141,558	436,223	669,173
Equity in earnings of affiliated companies	196,544	230,078	316,612

Net income	186,159	883,073	1,792,162

Less: Net income attributable to noncontrolling interests	(82,181)	(119,359)	(164,709)

Net income attributable to Toyota Motor Corporation - Non-Financial Services Businesses	103,978	763,714	1,627,453

Financial Services Business
Net revenues	1,100,324	1,170,670	1,421,047

Costs and expenses
Cost of revenues	615,563	633,306	840,905
Selling, general and administrative	178,323	221,544	285,251

Total costs and expenses	793,886	854,850	1,126,156

Operating income	306,438	315,820	294,891

Other income (expense), net	(4,679)	(970)	1,451

Income before income taxes and equity in earnings of affiliated companies	301,759	314,850	296,342

Provision for income taxes	120,725	116,033	98,589
Equity in earnings of affiliated companies	1,157	1,441	1,764

Net income	182,191	200,258	199,517

Less: Net income attributable to noncontrolling interests	(2,566)	(1,961)	(3,819)

Net income attributable to Toyota Motor Corporation - Financial Services Business	179,625	198,297	195,698

Eliminations	(44)	152	(32)

Net income attributable to Toyota Motor Corporation	283,559	962,163	1,823,119

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of cash flows -

	Yen in millions			Yen in millions
	For the year ended March 31, 2012			For the year ended March 31, 2013
	Non-Financial Services Businesses	Financial Services Business	Consolidated	Non-Financial Services Businesses	Financial Services Business	Consolidated
Cash flows from operating activities
Net income	186,159	182,191	368,302	883,073	200,258	1,083,482
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	769,073	298,757	1,067,830	768,581	336,528	1,105,109
Provision for doubtful accounts and credit losses	5,843	3,780	9,623	1,745	25,622	27,367
Pension and severance costs, less payments	15,410	1,301	16,711	(23,514)	3,085	(20,429)
Losses on disposal of fixed assets	33,448	80	33,528	32,005	216	32,221
Unrealized losses on available-for-sale securities, net	53,831	—	53,831	2,104	—	2,104
Deferred income taxes	(82,792)	89,199	6,395	89,834	70,743	160,008
Equity in earnings of affiliated companies	(196,544)	(1,157)	(197,701)	(230,078)	(1,441)	(231,519)
Changes in operating assets and liabilities, and other	182,931	(73,020)	93,916	472,514	32,066	292,973

Net cash provided by operating activities	967,359	501,131	1,452,435	1,996,264	667,077	2,451,316

Cash flows from investing activities
Additions to finance receivables	—	(13,455,792)	(8,333,248)	—	(16,877,678)	(10,004,928)
Collection of and proceeds from sales of finance receivables	—	13,168,058	8,061,710	—	15,784,681	9,102,856
Additions to fixed assets excluding equipment leased to others	(713,867)	(9,670)	(723,537)	(839,756)	(14,805)	(854,561)
Additions to equipment leased to others	(135,054)	(673,491)	(808,545)	(129,070)	(990,521)	(1,119,591)
Proceeds from sales of fixed assets excluding equipment leased to others	36,203	430	36,633	38,051	1,140	39,191
Proceeds from sales of equipment leased to others	20,689	410,624	431,313	68,571	464,870	533,441
Purchases of marketable securities and security investments	(2,565,772)	(607,862)	(3,173,634)	(2,980,821)	(431,602)	(3,412,423)
Proceeds from sales of and maturity of marketable securities and security investments	2,227,812	629,013	2,856,825	2,285,566	383,525	2,669,091
Payment for additional investments in affiliated companies, net of cash acquired	(147)	—	(147)	16,216	—	16,216
Changes in investments and other assets, and other	213,957	(12,206)	209,972	17,206	(77,848)	3,396

Net cash used in investing activities	(916,179)	(550,896)	(1,442,658)	(1,524,037)	(1,758,238)	(3,027,312)

Cash flows from financing activities
Proceeds from issuance of long-term debt	39,803	2,379,152	2,394,807	182,114	3,089,484	3,191,223
Payments of long-term debt	(294,646)	(2,608,135)	(2,867,572)	(328,380)	(2,415,566)	(2,682,136)
Increase (decrease) in short-term borrowings	238,072	93,002	311,651	(162,782)	388,416	201,261
Dividends paid to Toyota Motor Corporation shareholders	(156,785)	—	(156,785)	(190,008)	—	(190,008)
Dividends paid to noncontrolling interests	(37,356)	—	(37,356)	(45,640)	—	(45,640)
Reissuance (repurchase) of treasury stock	(92)	—	(92)	2,542	—	2,542

Net cash provided by (used in) financing activities	(211,004)	(135,981)	(355,347)	(542,154)	1,062,334	477,242

Effect of exchange rate changes on cash and cash equivalents	(36,093)	(19,846)	(55,939)	72,700	65,151	137,851

Net increase (decrease) in cash and cash equivalents	(195,917)	(205,592)	(401,509)	2,773	36,324	39,097
Cash and cash equivalents at beginning of year	1,300,553	780,156	2,080,709	1,104,636	574,564	1,679,200

Cash and cash equivalents at end of year	1,104,636	574,564	1,679,200	1,107,409	610,888	1,718,297

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2014
	Non-Financial Services Businesses	Financial Services Business	Consolidated
Cash flows from operating activities
Net income	1,792,162	199,517	1,991,648
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	812,957	437,896	1,250,853
Provision for doubtful accounts and credit losses	3,405	46,313	49,718
Pension and severance costs, less payments	21,842	(1,188)	20,654
Losses on disposal of fixed assets	27,925	732	28,657
Unrealized losses on available-for-sale securities, net	560	5,636	6,197
Deferred income taxes	(108,318)	51,995	(56,279)
Equity in earnings of affiliated companies	(316,612)	(1,764)	(318,376)
Changes in operating assets and liabilities, and other	1,010,360	(269,875)	672,963

Net cash provided by operating activities	3,244,281	469,262	3,646,035

Cash flows from investing activities
Additions to finance receivables	—	(20,598,521)	(11,953,064)
Collection of and proceeds from sales of finance receivables	—	19,612,456	11,025,353
Additions to fixed assets excluding equipment leased to others	(956,232)	(13,789)	(970,021)
Additions to equipment leased to others	(97,515)	(1,611,155)	(1,708,670)
Proceeds from sales of fixed assets excluding equipment leased to others	38,311	880	39,191
Proceeds from sales of equipment leased to others	35,995	708,344	744,339
Purchases of marketable securities and security investments	(4,227,802)	(510,476)	(4,738,278)
Proceeds from sales of and maturity of marketable securities and security investments	2,813,373	505,954	3,319,327
Payment for additional investments in affiliated companies, net of cash acquired	6,603	—	6,603
Changes in investments and other assets, and other	(125,353)	(4,607)	(101,028)

Net cash used in investing activities	(2,512,620)	(1,910,914)	(4,336,248)

Cash flows from financing activities
Proceeds from issuance of long-term debt	121,723	3,780,228	3,890,310
Payments of long-term debt	(169,233)	(2,831,116)	(2,988,923)
Increase (decrease) in short-term borrowings	21,808	465,731	467,976
Dividends paid to Toyota Motor Corporation shareholders	(396,030)	—	(396,030)
Dividends paid to noncontrolling interests	(63,065)	—	(63,065)
Reissuance (repurchase) of treasury stock	9,212	—	9,212

Net cash provided by (used in) financing activities	(475,585)	1,414,843	919,480

Effect of exchange rate changes on cash and cash equivalents	48,375	45,231	93,606

Net increase in cash and cash equivalents	304,451	18,422	322,873
Cash and cash equivalents at beginning of year	1,107,409	610,888	1,718,297

Cash and cash equivalents at end of year	1,411,860	629,310	2,041,170

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per share for the years ended March 31, 2012, 2013 and 2014 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average shares	Net income attributable to Toyota Motor Corporation per share
For the year ended March 31, 2012
Basic net income attributable to Toyota Motor Corporation per common share	283,559	3,143,470	90.21
Effect of dilutive securities
Assumed exercise of dilutive stock options	(3)	0

Diluted net income attributable to Toyota Motor Corporation per common share	283,556	3,143,470	90.20

For the year ended March 31, 2013
Basic net income attributable to Toyota Motor Corporation per common share	962,163	3,166,909	303.82
Effect of dilutive securities
Assumed exercise of dilutive stock options	(32)	246

Diluted net income attributable to Toyota Motor Corporation per common share	962,131	3,167,155	303.78

For the year ended March 31, 2014
Basic net income attributable to Toyota Motor Corporation per common share	1,823,119	3,168,989	575.30
Effect of dilutive securities
Assumed exercise of dilutive stock options	(85)	1,922

Diluted net income attributable to Toyota Motor Corporation per common share	1,823,034	3,170,911	574.92

Stock options that were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the years ended March 31, 2012, 2013 and 2014 were 12,530 thousand shares, 8,682 thousand shares and 2,415 thousand shares, respectively, because the options’ exercise prices were greater than the average market price per common share during the period.

In addition to the disclosure requirements under U.S.GAAP, Toyota discloses the information below in order to provide financial statements users with valuable information.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows Toyota Motor Corporation shareholders’ equity per share as of March 31, 2013 and 2014. Toyota Motor Corporation shareholders’ equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders’ equities’ amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of the corresponding period.

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation Shareholders’ equity	Shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation Shareholders’ equity per share
As of March 31, 2013	12,148,035	3,167,429	3,835.30
As of March 31, 2014	14,469,148	3,169,766	4,564.74

26. Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities

Level 3:	Unobservable inputs for assets or liabilities

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis at March 31, 2013 and 2014. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	245,264	375,941	—	621,205
Time deposits	—	57,572	—	57,572
Marketable securities and other securities investments
Public and corporate bonds	3,753,451	792,806	6,889	4,553,146
Common stocks	1,401,183	—	—	1,401,183
Other	49,731	518,955	—	568,686
Derivative financial instruments	—	217,745	7,083	224,828

Total	5,449,629	1,963,019	13,972	7,426,620

Liabilities
Derivative financial instruments	—	(196,386)	(1,956)	(198,342)

Total	—	(196,386)	(1,956)	(198,342)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	311,582	401,546	—	713,128
Marketable securities and other securities investments
Public and corporate bonds	5,234,856	920,975	9,092	6,164,923
Common stocks	1,997,196	—	—	1,997,196
Other	54,383	517,950	—	572,333
Derivative financial instruments	—	220,160	7,544	227,704

Total	7,598,017	2,060,631	16,636	9,675,284

Liabilities
Derivative financial instruments	—	(175,645)	—	(175,645)

Total	—	(175,645)	—	(175,645)

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

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include primarily government bonds and represent 49% of Japanese bonds, and 51% of U.S., European and other bonds as of March 31, 2013, and 50% of Japanese bonds, and 50% of U.S., European and other bonds as of March 31, 2014. Listed stocks on the Japanese stock markets represent 85% and 86% of common stocks as of March 31, 2013 and 2014, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. “Other” includes primarily investment trusts. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

Derivative financial instruments -

See note 20 to the consolidated financial statements about derivative financial instruments. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended March 31, 2012, 2013 and 2014:

	Yen in millions
	For the year ended March 31, 2012
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	—	6,794	6,794
Total gains (losses)
Included in earnings	—	6,476	6,476
Included in other comprehensive income (loss)	—	—	—
Purchases and issuances	—	—	—
Settlements	—	(3,832)	(3,832)
Other	1,684	(4,699)	(3,015)

Balance at end of year	1,684	4,739	6,423

	Yen in millions
	For the year ended March 31, 2013
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	1,684	4,739	6,423
Total gains (losses)
Included in earnings	24	2,118	2,142
Included in other comprehensive income (loss)	58	—	58
Purchases and issuances	3,607	—	3,607
Settlements	(1,563)	(2,343)	(3,906)
Other	3,079	613	3,692

Balance at end of year	6,889	5,127	12,016

	Yen in millions
	For the year ended March 31, 2014
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	6,889	5,127	12,016
Total gains (losses)
Included in earnings	(28)	3,460	3,432
Included in other comprehensive income (loss)	(228)	—	(228)
Purchases and issuances	2,575	—	2,575
Settlements	(1,555)	(1,579)	(3,134)
Other	1,439	536	1,975

Balance at end of year	9,092	7,544	16,636

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Included in earnings” in marketable securities and other securities investments and derivative financial instruments are included in “Other income (loss), net” and “Cost of financing operations” in the accompanying consolidated statements of income, respectively.

In the reconciliation table above, derivative financial instruments are presented net of assets and liabilities. The other amount includes the impacts of level transfers and currency translation adjustments for the year ended March 31, 2012, and includes the currency translation adjustments for the years ended March 31, 2013 and 2014.

As of March 31, 2014, the Level 3 assets and liabilities measured at fair value on a recurring basis are not significant.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. During the years ended March 31, 2013 and 2014, Toyota measured certain finance receivables at fair value of ¥32,974 million and ¥22,432 million based on the collateral value, resulting in gains of ¥978 million and ¥220 million. This fair value measurement on a nonrecurring basis is classified in Level 3. See note 21 to the consolidated financial statements for the fair value measurement. These Level 3 financial assets are not significant.

27. Restructuring charges and asset impairments:

In February 2014, Toyota Motor Corporation and Toyota Motor Corporation Australia Ltd., its production and sales subsidiary in Australia, decided to end their vehicle and engine production in Australia by the end of 2017. In fiscal 2014, Toyota recorded costs and expenses of ¥83,073 million relating to the end of production in Australia in the automotive segment. These costs and expenses consist primarily of long-lived assets impairment charges of ¥47,190 million and other restructuring charges of ¥35,883 million. Toyota expects to incur additional charges each year from the year ending March 31, 2015 through the year 2017 which are not material to Toyota.

28. Significant subsequent events:

At a meeting of the Board of Directors held on March 26, 2014, Toyota Motor Corporation (“TMC”) resolved to establish the Toyota Mobility Foundation (the “Foundation”), a general incorporated foundation, to dispose 30,000 thousand shares of treasury stock at ¥1 per share by way of third-party allotment to a trust that is being established by TMC to provide funding for the activities of the Foundation through dividends, etc. on TMC’s common stock, to repurchase up to 60,000 thousand shares of TMC’s common stock at a total purchase price of up to ¥360,000 million pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act and to cancel 30,000 thousand shares of treasury stock pursuant to Article 178 of the Companies Act.

The disposition of treasury stock was subject to the approval at TMC’s 110th Ordinary General Shareholders’ Meeting held in June 2014, and the repurchase of TMC’s common stock and cancellation of treasury stock were each subject to the approval of the disposition of treasury stock at such Ordinary General Shareholders’ Meeting. Pursuant to Articles 199 and 200 of the Companies Act, the delegation to TMC’s Board of Directors of the power to decide the terms of such disposition was approved at such Ordinary General Shareholders’ Meeting held on June 17, 2014.

Presented below is additional information regarding the disposition of treasury stock, repurchase of stock, and cancellation of treasury stock.

(1) Disposition of treasury stock

Reason for disposing treasury stock -

TMC resolved at a meeting of the Board of Directors held on March 26, 2014 to establish the Foundation.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The disposition of treasury stock will be made by way of third-party allotment to a trust that is being established by TMC to provide funding for the activities of the Foundation through dividends, etc. on TMC’s common stock.

Details of matters relating to disposition -

Kind of stock to be disposed	Common stock of TMC

Number of shares to be disposed	30,000,000 shares

Price of disposition	¥1 per share

Amount of proceeds	¥30 million

Method of disposition	Disposition by way of third-party allotment to: Japan Trustee Services Bank, Ltd. (sub-trustee, with Sumitomo Mitsui Trust Bank, Limited as trustee) 30,000,000 common shares

Delegation of power to resolve	In addition to the matters set forth above, the terms of the disposition and any other matters required in connection with the disposition of treasury stock will be resolved by the Board of Directors.

(2) Repurchase of stock

At a meeting of the Board of Directors held on June 17, 2014, TMC resolved to repurchase shares of its common stock pursuant to Article 156 of the Companies Act, as applied pursuant to Article 165, Paragraph 3 of the Companies Act, as set forth below.

Reason for repurchasing stock -

The repurchase will be made to avoid the dilution of TMC’s shares triggered by the disposition of treasury stock described in (1) above, and to effect capital efficiency and agile capital policy in view of the management environment.

Details of matters relating to repurchase -

Period of repurchase: From July 1, 2014 to August 29, 2014

Kind of stock to be repurchased	Common stock of TMC

Number of shares to be repurchased	20,000,000 shares (maximum)

Total purchase price for repurchase of shares	¥120,000 million (maximum)

Method of acquisition	Discretionary trading by a securities company

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Period of repurchase: From September 10, 2014 to October 31, 2014

Kind of stock to be repurchased	Common stock of TMC

Number of shares to be repurchased	20,000,000 shares (maximum)

Total purchase price for repurchase of shares	¥120,000 million (maximum)

Method of acquisition	Market purchase through a trust bank

Period of repurchase: From November 10, 2014 to December 22, 2014

Kind of stock to be repurchased	Common stock of TMC

Number of shares to be repurchased	20,000,000 shares (maximum)

Total purchase price for repurchase of shares	¥120,000 million (maximum)

Method of acquisition	Market purchase through a trust bank

(3) Cancellation of treasury stock

Reason for cancelling treasury stock -

The cancellation will be made to relieve concerns regarding the dilution of TMC’s share value due to disposition of treasury stock in the future.

Details of matters relating to cancellation -

Kind of stock to be cancelled	Common stock of TMC

Number of shares to be cancelled	30,000,000 shares

Scheduled date of cancellation	June 30, 2014

ITEM 19. EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation) (incorporated by reference to Exhibit 1.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013 filed with the SEC on June 24, 2013 (file no. 001-14948))

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to Exhibit 1.2 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013 filed with the SEC on June 24, 2013 (file no. 001-14948))

1.3	Amended and Restated Regulations of the Audit & Supervisory Board of the Registrant (English translation) (incorporated by reference to Exhibit 1.3 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013 filed with the SEC on June 24, 2013 (file no. 001-14948))

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation) (incorporated by reference to Exhibit 2.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009 filed with the SEC on June 24, 2009 (file no. 001-14948))

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York (predecessor of The Bank of New York Mellon), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 to Toyota’s Registration Statement on Form F-6, filed with the SEC on November 7, 2006 (file no. 333-138477))

2.3	Form of ADR (included in Exhibit 2.2)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation) (incorporated by reference to Exhibit 11.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011 filed with the SEC on June 24, 2011 (file no. 001-14948))

12.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chairman of the Board and Executive Vice President, Member of the Board pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ TAKUO SASAKI
Name:	Takuo Sasaki
Title:	Managing Officer

Date: June 24, 2014