Form 20-F
period 2015-03-31
TOYOTA MOTOR CORP/
filed 2015-06-24
CIK 1094517

As filed with the Securities and Exchange Commission on June 24, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2015

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,146,813,631 Shares of Common Stock (including 82,545,759 Shares of Common Stock in the form of American Depositary Shares) as of March 31, 2015

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes  ☒    No  ☐

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

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥120.17 = $1.00. This was the approximate exchange rate in Japan on March 31, 2015.

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

	Year Ended March 31,
	2011	2012	2013	2014	2015
	(Yen in millions, except share and per share data)
Consolidated Statement of Income Data:
Automotive:
Revenues	17,337,320	16,994,546	20,419,100	23,781,404	25,062,129
Operating income	85,973	21,683	944,704	1,938,778	2,325,310
Financial Services:
Revenues	1,192,205	1,100,324	1,170,670	1,421,047	1,661,149
Operating income	358,280	306,438	315,820	294,891	361,833
All Other:
Revenues	972,252	1,048,915	1,066,461	1,151,280	1,255,791
Operating income	35,242	42,062	53,616	64,270	65,650
Elimination of intersegment:
Revenues	(508,089)	(560,132)	(592,039)	(661,820)	(744,548)
Operating income	(11,216)	(14,556)	6,748	(5,827)	(2,229)
Total Company:
Revenues	18,993,688	18,583,653	22,064,192	25,691,911	27,234,521
Operating income	468,279	355,627	1,320,888	2,292,112	2,750,564
Income before income taxes and equity in earnings of affiliated companies	563,290	432,873	1,403,649	2,441,080	2,892,828
Net income attributable to Toyota Motor Corporation	408,183	283,559	962,163	1,823,119	2,173,338
Net income attributable to Toyota Motor Corporation per share (yen):
Basic	130.17	90.21	303.82	575.30	688.02
Diluted	130.16	90.20	303.78	574.92	687.66
Shares used in computing net income attributable to Toyota Motor Corporation per share, basic (in thousands)	3,135,881	3,143,470	3,166,909	3,168,989	3,158,851
Shares used in computing net income attributable to Toyota Motor Corporation per share, diluted (in thousands)	3,135,915	3,143,470	3,167,155	3,170,911	3,160,429

	Year Ended March 31,
	2011	2012	2013	2014	2015
	(Yen in millions, except per share and numbers of vehicles sold data)
Consolidated Balance Sheet Data (end of period):
Total Assets:	29,818,166	30,650,965	35,483,317	41,437,473	47,729,830
Short-term debt, including current portion of long-term debt	5,951,836	5,963,269	6,793,956	7,780,483	8,963,492
Long-term debt, less current portion	6,449,220	6,042,277	7,337,824	8,546,910	10,014,395
Toyota Motor Corporation shareholders’ equity	10,332,371	10,550,261	12,148,035	14,469,148	16,788,131
Common stock	397,050	397,050	397,050	397,050	397,050
Other Data:
Dividends per share (yen)	50.0	50.0	90.0	165.0	200.0
Number of vehicles sold
Japan	1,913,117	2,070,799	2,278,796	2,365,410	2,153,694
North America	2,031,249	1,872,423	2,468,804	2,529,398	2,715,173
Europe	795,534	797,993	799,085	844,003	859,038
Asia	1,255,016	1,326,829	1,683,578	1,608,355	1,488,922
Other*	1,313,123	1,283,885	1,640,401	1,768,867	1,755,037

Worldwide total	7,308,039	7,351,929	8,870,664	9,116,033	8,971,864

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

Dividend Information

Toyota normally pays dividends twice per year, including an interim dividend and a year-end dividend. Although Toyota’s articles of incorporation provide that retained earnings can be distributed as dividends pursuant to the resolution of its board of directors, Toyota’s board of directors recommends the payment of a year-end dividend to holders of common shares and registered pledgees of common shares of record as of March 31, the record date, in each year. Year-end dividends are usually paid to shareholders immediately following approval of the dividend at the general shareholders’ meeting, normally around the middle of June of each year.

At the 111th Ordinary General Shareholders’ Meeting held in June 2015, Toyota’s shareholders approved amendments to Toyota’s articles of incorporation permitting the issuance of Model AA Class Shares in the future. The articles of incorporation now provide that in the event that Toyota pays a year-end dividend to holders of common shares, it will pay a year-end dividend to any holders of Model AA Class Shares or registered pledgees of Model AA Class Shares of record as of the record date for the year-end dividend, in the amount payable on the Model AA Class Shares pursuant to their terms (“AA Dividends”), in preference to holders of common shares or registered pledgees of common shares.

In addition to these year-end dividends, Toyota may pay an interim dividend in the form of cash distributions from its distributable surplus to holders of common shares and pledgees of common shares of record as of September 30, the record date, in each year by resolution of its board of directors. Toyota normally pays the interim dividend in late November. The articles of incorporation now provide that in the event that Toyota pays such interim dividends, Toyota will pay an amount equivalent to one-half of the AA Dividends (“AA Interim Dividends”) as an interim dividend to any holders of Model AA Class Shares or registered pledgees of Model AA Class Shares of record as of the record date for the interim dividend, in preference to holders of common shares or registered pledgees of common shares.

If the amount of the dividends from surplus paid to holders of Model AA Class Shares or registered pledgees of Model AA Class Shares is less than the prescribed amount of AA Dividends in any fiscal year, the amount of the shortfall will be carried forward to and accumulate in the following fiscal year and thereafter. Dividends from surplus will be paid to holders of Model AA Class Shares or registered pledgees of Model AA Class Shares in preference to the payment of interim and year-end dividends until such payment reaches the amount of the accumulated unpaid dividends on the Model AA Class Shares.

For a further discussion of Model AA Class Shares, please see “Additional Information — Memorandum and Articles of Association.”

In addition, under the Companies Act of Japan (the “Companies Act”), dividends may be paid to holders of common shares and pledgees of record of common shares as of any record date, other than those specified above, as set forth in Toyota’s articles of incorporation or as determined by its board of directors from time to time. Toyota’s articles of incorporation permit Toyota to pay dividends, in addition to interim dividends mentioned in the preceding paragraph, by a resolution of its board of directors. Toyota has incorporated such a provision into its articles of incorporation in order to enable a flexible capital policy. Under the Companies Act, dividends may be distributed in cash or (except in the case of interim dividends mentioned in the third preceding paragraph) in kind, subject to limitations on distributable surplus and to certain other conditions.

The following table sets forth the dividends declared by Toyota for each of the periods shown. The periods shown are the six months ended on that date. The U.S. dollar equivalents for the cash dividends shown are based on the noon buying rate for Japanese yen on the last date of each period set forth below.

	Cash Dividends per Common Share
Period Ended	Yen	U.S. dollars
September 30, 2010	20.0	0.24
March 31, 2011	30.0	0.36
September 30, 2011	20.0	0.25
March 31, 2012	30.0	0.36
September 30, 2012	30.0	0.38
March 31, 2013	60.0	0.63
September 30, 2013	65.0	0.66
March 31, 2014	100.0	0.97
September 30, 2014	75.0	0.68
March 31, 2015	125.0	1.04

The payment and the amount of any future dividends are dependent on the amount of Toyota’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Toyota deems the benefit of its shareholders as one of its priority management policies, and it continues to work to improve its corporate structure to realize sustainable growth in order to enhance its corporate value. Toyota will strive to continue to pay stable dividends aiming at a consolidated dividend payout ratio of 30% while giving due consideration to factors such as business results for each term, investment plans and its cash reserves. In order to successfully compete in this highly competitive industry, Toyota plans to utilize its internal funds for the early commercialization of next-generation environment and safety technologies, giving priority to customer safety and reliability. Considering these factors, an annual dividend of ¥200 per common share was paid for fiscal 2015, consisting of a year-end dividend of ¥125 per common share and an interim dividend of ¥75 per common share.

In fiscal 2015, Toyota repurchased 55,521,900 shares of its common stock at a total cost of ¥359.9 billion, excluding shares constituting less than one unit that were purchased by Toyota upon request. Since Toyota began repurchasing common shares in fiscal 1997, the cumulative number of common shares repurchased as of the end of March 2015 was 792.5 million shares at a total cost of ¥3,228.7 billion. The following table shows the approximate number of common shares repurchased and the approximate cost of repurchase of those shares for each of the periods indicated:

	Year Ended March 31,
	2011	2012	2013	2014	2015
Number of shares repurchased	0	0	0	0	55,521,900
Amount paid	0	0	0	0	359,994

Toyota’s future share repurchases will be influenced by factors such as Toyota’s future earnings and financial position. For a further discussion of Toyota’s share repurchases, please see “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Exchange Rates

In parts of this annual report, yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translations was ¥120.17 = $1.00. This was the approximate exchange rate in Japan on March 31, 2015.

The following table sets forth information regarding the noon buying rates for Japanese yen in New York City as announced for customs purposes by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00 during the periods shown. At the end of May 2015, the noon buying rate was ¥123.98 = $1.00. The average exchange rate for the periods shown is the average of the month-end rates during the period.

Fiscal Year Ended or Ending March 31,	At End of Period	Average (of month-end rates)	High	Low
		(¥ per $1.00)
2011	82.76	85.00	94.68	78.74
2012	82.41	78.86	85.26	75.72
2013	94.16	83.26	96.16	77.41
2014	102.98	100.46	105.25	92.96
2015	119.96	110.78	121.50	101.26
2016 (through May 31, 2015)	123.98	121.92	124.18	118.80

Month Ended	High	Low
	(¥ per $1.00)
December 31, 2014	121.38	117.28
January 31, 2015	120.20	116.78
February 28, 2015	120.38	117.33
March 31, 2015	121.50	119.01
April 30, 2015	120.36	118.80
May 31, 2015	124.18	119.09

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

The worldwide automotive market is highly competitive. Toyota faces intense competition from automotive manufacturers in the markets in which it operates. Although the global economy continues to recover gradually, competition in the automotive industry has further intensified amidst difficult overall market conditions. In addition, competition is likely to further intensify in light of further continuing globalization in the worldwide automotive industry, possibly resulting in industry reorganizations. Factors affecting competition include product quality and features, safety, reliability, fuel economy, the amount of time required for innovation and development, pricing, customer service and financing terms. Increased competition may lead to lower vehicle unit sales, which may result in a further downward price pressure and adversely affect Toyota’s financial condition and results of operations. Toyota’s ability to adequately respond to the recent rapid changes in the automotive market and to maintain its competitiveness will be fundamental to its future success in existing and new markets and to maintain its market share. There can be no assurances that Toyota will be able to compete successfully in the future.

The worldwide automotive industry is highly volatile.

Each of the markets in which Toyota competes has been subject to considerable volatility in demand. Demand for vehicles depends to a large extent on economic, social and political conditions in a given market and the introduction of new vehicles and technologies. As Toyota’s revenues are derived from sales in markets worldwide, economic conditions in such markets are particularly important to Toyota. In fiscal 2015, the Japanese economy continued on a path of moderate recovery, even though weakness could be seen in personal consumption and other areas. The U.S. economy saw ongoing recovery mainly due to increasing personal consumption and the European economy as a whole showed continuing signs of recovery. Meanwhile, economies such as those of China and emerging countries showed signs of weakness. The shifts in demand for automobiles are continuing, and it is unclear how this situation will transition in the future. Toyota’s financial condition and results of operations may be adversely affected if the shifts in demand for automobiles continues or progresses further. Demand may also be affected by factors directly impacting vehicle price or the cost of purchasing and operating vehicles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations (including tariffs, import regulation and other taxes). Volatility in demand may lead to lower vehicle unit sales, which may result in downward price pressure and adversely affect Toyota’s financial condition and results of operations.

Toyota’s future success depends on its ability to offer new, innovative and competitively priced products that meet customer demand on a timely basis.

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

A downturn in the financial markets could adversely affect Toyota’s ability to raise capital.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code of Japan and continues to exist under the Companies Act. Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd.). Toyota became a separate company on August 28, 1937. In 1982, the Toyota Motor Company and Toyota Motor Sales merged into one company, the Toyota Motor Corporation of today. As of March 31, 2015, Toyota operated through 541 consolidated subsidiaries (including variable interest entities) and 203 affiliated companies, of which 54 companies were accounted for through the equity method.

See “— Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures between April 1, 2012 and March 31, 2015 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota’s principal executive offices are located at 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota’s telephone number in Japan is +81-565-28-2121.

4.B BUSINESS OVERVIEW

Toyota primarily conducts business in the automotive industry. Toyota also conducts business in finance and other industries. Toyota sold 8,972 thousand vehicles in fiscal 2015 on a consolidated basis. Toyota had net revenues of ¥27,234.5 billion and net income attributable to Toyota Motor Corporation of ¥2,173.3 billion in fiscal 2015.

Toyota’s business segments are automotive operations, financial services operations and all other operations. The following table sets forth Toyota’s sales to external customers in each of its business segments for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2013	2014	2015
Automotive	20,378,762	23,733,855	25,006,224
Financial Services	1,150,042	1,379,267	1,621,685
All Other	535,388	578,789	606,612

Toyota’s automotive operations include the design, manufacture, assembly and sale of passenger cars, minivans and commercial vehicles such as trucks and related parts and accessories. Toyota’s financial services business consists primarily of providing financing to dealers and their customers for the purchase or lease of Toyota vehicles. Toyota’s financial services also provide retail installment credit and leasing through the purchase of installment and lease contracts originated by Toyota dealers. Related to Toyota’s automotive operations is its development of intelligent transport systems (“ITS”). Toyota’s all other operations business segment includes the design and manufacture of prefabricated housing, information technology related businesses including a web portal for automobile information called GAZOO.com, and sales promotions for KDDI’s communication-related products (predominantly the au brand).

Toyota sells its vehicles in approximately 170 countries and regions. Toyota’s primary markets for its automobiles are Japan, North America, Europe and Asia. The following table sets forth Toyota’s sales to external customers in each of its geographical markets for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2013	2014	2015
Japan	7,910,456	8,532,875	8,338,881
North America	6,167,821	7,938,615	9,430,450
Europe	2,003,113	2,614,070	2,690,803
Asia	4,058,629	4,475,382	4,531,178
Other*	1,924,173	2,130,969	2,243,209

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

During fiscal 2015, 24.0% of Toyota’s automobile unit sales on a consolidated basis were in Japan, 30.3% were in North America, 9.6% were in Europe and 16.6% were in Asia. The remaining 19.5% of consolidated unit sales were in other markets.

The Worldwide Automotive Market

Toyota estimates that annual worldwide vehicle sales totaled approximately 89 million units in 2014.

Automobile sales are affected by a number of factors including:

•	social, political and economic conditions;

•	introduction of new vehicles and technologies; and

•	costs incurred by customers to purchase and operate automobiles.

These factors can cause consumer demand to vary substantially from year to year in different geographic markets and in individual categories of automobiles.

In fiscal 2015, the global economy experienced gradual expansion in developed countries with the United States as a driving force, while growth in emerging markets slowed down due to the relative weakening currencies of emerging markets reflecting in part the end of U.S. monetary quantitative easing contributing to the strength of the U.S. dollar, as well as due to the decline in prices of natural resources in resource-producing countries contributing to the weakness of the local currency of such countries.

The automotive industry was also impacted by this trend. In 2014, with respect to developed countries, markets in the United States expanded and the downturn bottomed out in Europe. In addition, in Japan, due to the consumption tax increase in April 2014, market demand slowed down. In emerging markets, the expansion of the Chinese market continued despite signs of weakness in the economy, but markets in other emerging countries slowed down.

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

In 2014, China, North America, Europe and Asia were the world’s largest automotive markets. The share of each market across the globe, which Toyota estimates based on the available automobile sales data in each country and region information, was 27% for China, 22% for North America (20% excluding Mexico and Puerto Rico), 21% for Europe and 10% for Asia. In China, new vehicle sales increased to approximately 24.0 million units. In North America, new vehicle sales increased to approximately 19.6 million units. In Europe, new vehicle sales increased to approximately 18.4 million units. In Asia (including India but excluding Japan and China), new vehicle unit sales decreased slightly from the previous year to approximately 8.8 million units.

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

Recently, there have been many global business alliances and investments entered into between manufacturers in the global automotive industry. There are various reasons behind these transactions including the need to respond to the excessive global capacity in the production of automobiles, the need to reduce costs and improve efficiency by increasing the number of automobiles produced using common vehicle platforms and by sharing research and development expenses for environmental and other technology, the desire to expand a company’s global presence through increased size and the desire to expand into particular segments or geographic markets.

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

“Exceed expectations and be rewarded with a smile”

•

Everyone at Toyota will continuously maintain a sense of gratitude to customers and will strive to earn smiles with products and services that are stimulating and inspiring and exceed customer expectations.

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

As for Toyota’s future business environment, in the world economy, the U.S. is expected to recover steadily. Also the European economy is picking up gradually chiefly in the eurozone, while the economies of several countries are likely to slow down, such as in Russia which is weighed down by declines in crude oil prices. Emerging countries also show downside risk. The Japanese economy is expected to recover gradually through improvements in employment and income conditions, although attention needs to be paid to such factors as uncertainty in overseas economies, which performance will affect the Japanese economy.

The automotive market is expected to expand gradually, led by the U.S. However, amid adaptation of eco-car promotion policies in various countries and increased efforts toward the development of safety technologies, as well as continuing advances in information and communication technology, fierce competition exists on a global scale.

In this severe business environment, Toyota intends to steadily progress toward the realization of the Toyota Global Vision through sustainable growth based on the following policies:

First, Toyota intends to reinforce its core competitiveness in order to grow as steadily as a tree adding annual growth rings. It plans to work on quality improvement and human resource development in order to manufacture vehicles that bring smiles to customers. In addition, it plans to thoroughly improve productivity in each of its business operations through measures such as effective use of management resources and the strengthening of its IT infrastructure.

Second, Toyota intends to take on bold challenges toward the creation of new value in order to progress into the future. It plans to work toward the future of mobility through pioneering technologies, products and businesses.

In order to implement the above, Toyota intends to improve its management structure to speed up decision-making, enhance the supervision of business execution, strengthen collaboration with Toyota group companies and leverage the value of diversity.

Based on these initiatives, Toyota will contribute to “enriching lives of communities” by providing “ever-better cars.” This is expected to encourage more customers to purchase Toyota cars and thereby lead to the establishment of a stable business base. By perpetuating this cycle, it will aim to realize sustainable growth and enhance corporate value. In addition, through full observance of corporate ethics such as compliance with applicable laws and regulations, Toyota will fulfill its social responsibilities.

Automotive Operations

Toyota’s revenues from its automotive operations were ¥25,062.1 billion in fiscal 2015, ¥23,781.4 billion in fiscal 2014 and ¥20,419.1 billion in fiscal 2013.

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

On March 4, 2015, Toyota Motor Corporation, Toyota Motor Sales & Marketing Corporation (“TMSM”), a wholly-owned subsidiary of Toyota Motor Corporation, and Toyota Marketing Japan Corporation (“TMJ”), a wholly-owned subsidiary of TMSM, announced that TMSM will merge with and into Toyota Motor Corporation and TMJ’s motor sports business will be transferred to Toyota Motor Corporation.

Vehicle Models

Toyota’s vehicles (produced by Toyota, Daihatsu and Hino) can be classified into three categories: hybrid vehicles, conventional engine vehicles, and fuel cell vehicles, which in December 2014 became available commercially for the first time in the world, in the Japanese market. Toyota’s product line-up includes subcompact and compact cars, mini-vehicles, mid-size, luxury, sports and specialty cars, recreational and sport-utility vehicles, pickup trucks, minivans, trucks and buses.

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

In the last three years, Toyota has strengthened its hybrid lineup by introducing the Prius plug-in and the fully remodeled GS450h in January 2012, the Yaris HV in May 2012, the ES300h in July 2012, the Auris HV in November 2012, the Avalon HV and the fully remodeled Crown HV in December 2012, the fully remodeled IS300h in May 2013, the fully remodeled Corolla Axio HV/Corolla Fielder HV in August 2013, the fully remodeled Harrier HV in December 2013, the fully remodeled Voxy HV/Noah HV in January 2014, the NX300h in July 2014, the RC300h and the Esquire HV in September 2014 and the fully remodeled Alphard and Vellfire in January 2015. In the hybrid vehicles area, where strong growth is anticipated, Toyota aims to continue its efforts to offer a diverse line-up of hybrid vehicles, enhance engine power while improving fuel economy and otherwise work towards increasing the sales of hybrid vehicles.

Fuel Cell Vehicles

Toyota began limited sales of a fuel cell vehicle in Japan and the United States in December 2002. In June 2005, Toyota’s new fuel cell passenger vehicle became the first in Japan to acquire vehicle type certification under the Road Vehicles Act, as amended, on March 31, 2005, by Japan’s Ministry of Land, Infrastructure, Transport and Tourism. Leases for fuel cell vehicles began in July 2005. By 2007, Toyota was able to make improvements to start-up and cruising distance at temperatures below freezing, which were technological challenges. Toyota has made advances by solving technological issues such as the above and worked towards the practical use of such solutions, culminating in the general sale of the world’s first mass produced fuel cell vehicle MIRAI in Japan beginning in December 2014.

Conventional Engine Vehicles

Subcompact and Compact

Toyota’s subcompact and compact cars include the four-door Corolla sedan, which is one of Toyota’s bestselling models. The Yaris, marketed as the Vitz in Japan, is a subcompact car designed to perform better and offer greater comfort than other compact cars available in the market with low emissions that are particularly attractive to European consumers. In Europe, Toyota introduced the fully remodeled Aygo in June 2014. In Japan, Toyota introduced the remodeled Corolla Axio/Fielder in May 2012, the remodeled Porte and its variant, the Spade, in July 2012 and the remodeled Auris in August 2012. In India, Asia, China and other markets, Toyota introduced the Etios and Vios. In addition, Toyota introduced the AGYA, which is designed and manufactured by Daihatsu.

Mini-Vehicles

Mini-vehicles are manufactured and sold by Daihatsu. Daihatsu manufactures mini-vehicles, passenger vehicles, commercial vehicles and auto parts. Mini-vehicles are passenger cars, vans or trucks with engine displacements of 660 cubic centimeters or less. Daihatsu sold approximately 629 thousand mini-vehicles and 197 thousand automobiles on a consolidated basis during fiscal 2015. Daihatsu’s largest market is Japan, which accounted for approximately 80% of Daihatsu’s unit sales during fiscal 2015. From 2011, Toyota began to sell some mini-vehicles manufactured by Daihatsu under the Toyota brand.

Mid-Size

Toyota’s mid-size models include the Camry, which has been the bestselling passenger car in the United States for seventeen of the past eighteen calendar years (from 1997 to present) and also for the last thirteen consecutive years. The Camry was fully remodeled in August 2011. Camry sales in the United States for 2014 were approximately 428 thousand units (including Camry hybrids). In addition, Toyota’s other mid-size models include the REIZ for the Chinese market, the Avensis, which was remodeled in November 2008 for the European market, and the Mark X, which was remodeled in October 2009 for the Japanese market.

Luxury & Large

In North America, Europe, Japan and other regions, Toyota’s luxury lineup consists primarily of vehicles sold under the Lexus brand name. Lexus passenger car models include the LS, the GS, the ES, the IS, the HS, the CT and the RC. Lexus models also include the LX, the GX, the RX and the NX sold as luxury sport-utility vehicles. Toyota commenced sales of its luxury automobiles in Japan under the Lexus brand in August 2005. As of March 31, 2015, the Lexus brand lineup in Japan includes the LS, the GS, the HS, the IS, the CT, the RX, the NX and the RC. The Toyota brand’s full-size luxury car, the Avalon, was remodeled in October 2012, and the Crown was remodeled in December 2012. Toyota also sells the Century limousine in Japan.

Sports and Specialty

In the United States Toyota sells the Scion tC, a sports model targeted at young drivers. In December 2010, Toyota introduced the LFA model under the Lexus brand as the high-performance sports model, and in April 2012, Toyota introduced the 86 (called Scion FR-S in the U.S.), a compact sports car with a front-mounted engine and rear-wheel drive. In October 2014, Toyota introduced the RC coupe that leads the image of Lexus, which engages drivers on a sentimental level.

Recreational and Sport-Utility Vehicles and Pickup Trucks

Toyota sells a variety of sport-utility vehicles and pickup trucks. Toyota’s sport-utility vehicles available in North America include the Sequoia, the 4Runner, the RAV4, the Highlander, the FJ Cruiser and the Land Cruiser, and pickup trucks available are the Tacoma and Tundra. The Tacoma, the Tundra, the Highlander and the Sequoia are manufactured in the United States. Toyota also offers four types of sport-utility vehicles under the Lexus brand, including the LX, the GX, the RX, and the NX. Toyota also manufactures the RX and RAV4 models in Canada. Toyota’s pickup truck, the Hilux, has been the bestselling model of all Toyota cars sold in Thailand. In North America, the fully remodeled RAV4 was introduced in December 2012 and the fully remodeled Highlander was introduced in December 2013. In July 2014, Toyota introduced the new NX model under the Lexus brand, and in May 2015, Toyota introduced the fully remodeled Hilux in Thailand.

Minivans and Cabwagons

Toyota offers several basic models for the global minivan market. Its largest minivans in Japan, the Alphard and the Vellfire, were remodeled in January 2015. In addition, the Corolla Verso was remodeled in December 2008 in Europe, and the Wish was remodeled in April 2009, the Noah/Voxy was remodeled in January 2014 and the new model Esquire was introduced in October 2014 in Japan. Toyota’s other minivan models include, in Japan, the Estima, the Sienta and the Isis, and, in North America, the Sienna.

Trucks and Buses

Toyota’s product lineup includes trucks (including vans) up to a gross vehicle weight of five tons and micro-buses that are sold in Japan and in overseas markets. Trucks and buses are also manufactured and sold by Hino, a subsidiary of Toyota. Hino’s product lineup includes large trucks with a gross vehicle weight of over eleven tons, medium trucks with a gross vehicle weight of between five and eleven tons and small trucks with a gross vehicle weight of up to five tons. Hino’s bus lineup includes medium to large buses used primarily as tour buses and public buses, small buses and micro-buses.

Product Development

New cars introduced in Japan during fiscal 2015 and thereafter include the RC, the NX, the Esquire and the MIRAI. Remodeled cars in Japan during fiscal 2015 and thereafter include the Alphard, the Vellfire and the PIXIS TRUCK. New vehicles developed during fiscal 2015 and thereafter and introduced outside of Japan include the RC and the NX. Remodeled cars outside of Japan during fiscal 2015 and thereafter include the Aygo, the Alphard, the Vellfire and the Hilux.

In addition, the IMV product lineup based on the IMV project to optimize global manufacturing and supply systems is a lineup of strategic multipurpose vehicles produced from a single platform to meet market demand. The IMV product lineup includes, as of March 31, 2015, the Hilux, Fortuner, and Innova, one or all of which are available in all regions except for Japan.

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

	Year Ended March 31,
	2011		2012		2013		2014		2015
	Units	%	Units	%	Units	%	Units	%	Units	%
Market
Japan	1,913,117	26.2%	2,070,799	28.2%	2,278,796	25.7%	2,365,410	26.0%	2,153,694	24.0%
North America	2,031,249	27.8	1,872,423	25.5	2,468,804	27.8	2,529,398	27.7	2,715,173	30.3
Europe	795,534	10.9	797,993	10.8	799,085	9.0	844,003	9.3	859,038	9.6
Asia	1,255,016	17.2	1,326,829	18.0	1,683,578	19.0	1,608,355	17.6	1,488,922	16.6
Other*	1,313,123	17.9	1,283,885	17.5	1,640,401	18.5	1,768,867	19.4	1,755,037	19.5

Total	7,308,039	100.0%	7,351,929	100.0%	8,870,664	100.0%	9,116,033	100.0%	8,971,864	100.0%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

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

	(Thousands of Units)
	Fiscal Year Ended March 31,
	2011	2012	2013	2014	2015
Japan:
Total market sales (excluding mini-vehicles)	2,975	3,067	3,242	3,433	3,126
Toyota sales (retail basis, excluding mini-vehicles)	1,407	1,396	1,570	1,605	1,439
Toyota market share	47.3%	45.5%	48.4%	46.7%	46.0%

	(Thousands of Units)
	Calendar Year Ended December 31,
	2010	2011	2012	2013	2014
North America:
Total market sales	14,058	15,417	17,153	18,514	19,597
Toyota sales (retail basis)	2,008	1,880	2,360	2,520	2,670
Toyota market share	14.3%	12.2%	13.8%	13.6%	13.6%

Europe:
Total market sales	18,368	19,074	18,171	18,009	18,397
Toyota sales (retail basis)	808	820	838	848	888
Toyota market share	4.4%	4.3%	4.6%	4.7%	4.8%

Asia (excluding China):
Total market sales	7,430	7,861	8,986	8,899	8,785
Toyota sales (retail basis)	1,039	1,103	1,487	1,427	1,324
Toyota market share	14.0%	14.0%	16.5%	16.0%	15.1%

Japan

Japan is one of the leading countries with respect to technological advancements and improvements and will continue to demonstrate such strength. Toyota strives to earn customer satisfaction by introducing products distinctive of Japan’s manufacturing ability such as value-added products including Lexus models, hybrid vehicles, vehicles with 3-seat rows and mini-vehicles. Toyota’s consolidated vehicle sales in Japan in fiscal 2015 was 2,154 thousand units, a decrease of 211 thousand units in comparison with the previous year. Toyota endeavors to secure and maintain its large share of and position atop the Japanese market. Toyota held a domestic market share (excluding mini-vehicles) on a retail basis of 48.4% in fiscal 2013, 46.7% in fiscal 2014 and 46.0% in fiscal 2015.

Although Toyota’s principle is to conduct production in regions where it enjoys true competitiveness, it considers Japan to be the source of its good manufacturing practices. Toyota supports its operations worldwide through measures such as the development of new technologies and products, low-volume vehicles to complement local production, production of global vehicle models which straddle multiple regions and supporting overseas factories. Toyota will also launch the implementation of the new platform and the new unit for the Toyota New Global Architecture (“TNGA”) globally, with Japan at the core. In Japan, Toyota is implementing flexible production based on market needs, in order to support its large share of domestic sales.

In January 2011, Central Motor Co., Ltd., Toyota’s subsidiary, began production at its Tohoku plant, implementing innovative production technology that realizes cost reductions. The Tohoku plant produces compact vehicles such as the Yaris sedan and the Corolla Axio. In addition, Kanto Auto Works, Ltd. became a wholly-owned subsidiary of Toyota in January 2012. In July 2012, Toyota integrated Central Motor Co., Ltd., Kanto Auto Works, Ltd. and Toyota Motor Tohoku Corporation to establish Toyota Motor East Japan, Inc. as a new company. This integration is intended to enable Toyota Motor East Japan, Inc. to design, develop, and produce globally competitive compact cars, manufacture auto parts and support Toyota’s overseas operations. Toyota has established three domestic production bases, each of which are in the Tokai, Kyushu and Tohoku regions.

In January 2012, Toyota Auto Body Co., Ltd. became a wholly-owned subsidiary of Toyota. Toyota Auto Body Co., Ltd. is primarily responsible for integrating the planning, development and production of minivans, commercial vehicles, SUVs, etc.

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

In Japan, there are five major domestic manufacturers, five specialized domestic manufacturers and a growing volume of imports from major United States and European manufacturers. The prolonged economic slump in the Japanese economy and the recent increases in environmental awareness have also shifted consumer preference towards more affordable automobiles such as compact and subcompact vehicles and towards utility vehicles such as mini-vans. For more than 40 years, Toyota has maintained its position as the largest automobile manufacturer in Japan. Every year since fiscal 1999, Toyota, excluding Daihatsu and Hino, has achieved a market share (excluding mini-vehicles) of over 40%, reflecting in part the success of the introduction of new models for subcompact and compact cars, mini-vans and sedans. In August 2005, Toyota launched the Lexus brand in Japan and achieved a record top market share of 25.6% in the luxury market in 2011. Toyota aims to further distinguish the Lexus brand by continuing to attract new and affluent customers including customers that typically had purchased imported vehicles.

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

In the North American region, of which the U.S. is the center, Toyota has a wide product lineup (excluding large trucks and buses), and sold 2,715 thousand vehicles on a consolidated basis in fiscal 2015. This represents approximately 30% of Toyota’s total unit sales on a consolidated basis. The U.S., in particular, is the largest market in the North American region, accounting for 89% of the retail sales of Toyota in such region. Sales figures for fiscal 2015 were 107.3% of those in the previous fiscal year.

Toyota commenced sales of the first-generation Prius hybrid model in North America in 2000. The Prius became Toyota’s bestselling model behind the Corolla and Camry, having gained particular support among customers concerned with the environment. Toyota introduced the first hybrid model under the Lexus brand, the RX400h, and the Highlander hybrid in 2005. Further, Toyota continued expanding its hybrid models with the introduction of models such as the HS250h in 2009, the CT200h and the Prius V in 2011, the Prius C, the ESh and the Avalon HV in 2012 and the NXh in 2014.

Since the introduction of the LS and ES models under the premium brand model, Lexus, in the United States in 1989, Toyota has expanded its Lexus sales with models including the GS, IS and RX. In 2012, Toyota introduced the all-new GS and ES models, and unit sales reached 244 thousand units. Toyota is seeking to steadily increase sales every year and achieved sales of 274 thousand units through the introduction of the new IS model in 2013 and 311 thousand units through the introduction of the new NX and RC models in 2014.

Toyota is continuing to revise its vehicle models and North American production capacities in response to changes in market conditions. Starting 2011, Toyota, instead of importing from Japan, began production of the Corolla at its Mississippi plant. In 2013, the production capacity at the Woodstock plant in Canada increased from 150 to 200 thousand units per year, and the production capacity at the Indiana plant also increased. Toyota commenced production of the RX450h hybrid model at its Cambridge plant in Canada in 2014. Through the business alliance with Mazda Motor Corporation, the production of Toyota brand light vehicles for sale mainly in North America is scheduled to begin at Mazda’s plant in Mexico in July 2015. In addition, Toyota has decided to commence production of the Lexus ES350 at its Kentucky plant for sale in the North America market starting in the fall.

In terms of auto parts, Toyota increased production capacity of engine plants in Kentucky and Alabama in 2013 and 2014, respectively, to meet rising demand, and also increased production capacity of auto parts at its automatic transmission plant in West Virginia in 2014.

In order to further strengthen competitiveness in North America, Toyota will continue the realignment of North American manufacturing operations going forward. As part of this effort, a new plant will be built in Mexico in 2019 and production of the Corolla will be shifted from the plant in Canada to the new plant in Mexico. Compact cars will also be produced at the new plant as well as at the plant in Mississippi. Toyota will consider focusing its production of mid-sized vehicles in the plant in Canada, along with the plants in Indiana and Kentucky, by commencing production of mid-sized vehicles instead of the Corolla in Canada starting in 2019.

As for Toyota’s vehicle development in North America, the Toyota Technical Center spearheads the design, planning, and evaluation of vehicles and parts as to their ability to meet customer needs. Toyota will continue to promote self-reliance towards producing even better cars in the future.

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

Europe

While competition continues to intensify, Toyota has expanded its lineup of hybrid models to further strengthen its sales operations, and has entered into supply agreements with BMW and PSA for diesel engines and light commercial vehicles, respectively. As a result, Toyota launched the BMW engine-equipped Verso in early 2014 and plans to expand to other models in the future. Toyota also began sales of light commercial vehicles supplied by PSA from mid-2013. In addition, Toyota is actively promoting production and sales measures that meet local demand by strengthening its value chain including used car dealerships, after-sales services and finance and insurance services.

In 2014, while the market recovered steadily in the eurozone, the market in Eastern European countries, mainly in Russia, slowed down due to factors such as the situation in Ukrainian and decline in crude oil prices.

Sales in 2014 in Europe exceeded the previous year’s figures due to increased sales in major markets resulting from the introduction of new models and increased sales of hybrid models. Going forward, Toyota will strive to maintain sales with the expansion of its product lineup while being responsive to market risks. Toyota’s consolidated vehicle sales in Europe in fiscal 2015 was 859 thousand units, an increase of 1.8% from fiscal 2014.

Toyota has in the past increased European production in response to sales growth, establishing Toyota Motor Manufacturing (UK) Ltd. (“TMUK”) in 1992, Toyota Motor Manufacturing Turkey Inc. (“TMMT”) in 1994 and Toyota Motor Manufacturing France S.A.S. (“TMMF”) in 2001. Further, in 2005, Toyota Peugeot Citroën Automobile Czech was formed as a result of a joint venture with PSA Peugeot Citroën as vehicle supply factories to Europe. At the time of the economic crisis in Europe, Toyota promptly reduced personnel and made adjustments to its plant operations. In addition, in 2010, TMUK limited its production to one production line at its Burnaston plant. At the same time, Toyota conducted measures such as changing from a two-shift to a one-shift production operation at TMMT and change from a three-shift to a two-shift production operation at Toyota Motor Manufacturing Poland SP.zo.o. To increase the utilization rate of these factories, Toyota began to transfer the production of the Corolla from South Africa to TMMT and commenced exporting the TMMF Yaris to North America in 2013.

Toyota opened the Toyota Motor Manufacturing Russia (TMMR) plant in 2007 as a base for its manufacturing operations in the Russian market, where future growth is expected. A two-shift production operation started in September 2012 and production capacity was increased from 20,000 units to 50,000 units per year. In addition, Toyota decided in September 2013 to manufacture a second model, namely the RAV4. Moreover, OOO “Toyota Motor” (sales) and TMMR were merged into one company at the end of 2013 to strengthen the business base and promote coordination of manufacturing and sales operations. In addition, Toyota commenced contract assembly of SUVs by Sollers Bussan in Vladivostok in February 2013. Toyota commenced complete knock down, or CKD, production of SUVs in Kazakhstan beginning in the spring of 2014.

Toyota’s principal European markets are Germany, France, the United Kingdom, Italy, Spain and Russia. Toyota’s principal competitors in Europe are Volkswagen, Renault, Ford, Opel and Peugeot, as well as Korean manufacturers Hyundai and Kia.

Asia

Toyota’s consolidated vehicle sales in Asia (including China) in fiscal 2015 was 1,489 thousand units, a decrease of 7.4% from fiscal 2014.

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

In this region, Toyota has been further strengthening its business foundations by improving its product line-up, expanding local procurement and increasing production capacities.

As an example of enhancing the product line-up, Toyota began producing IMVs (the Hilux, Fortuner and Innova) in Thailand, Indonesia, India, the Philippines and Malaysia in 2005 and in Vietnam in 2006. Furthermore, with increased production capacity, the Thailand plant now produces IMVs for export outside of Asia, including to Australia and to the Middle East, contributing greatly to the expansion of Toyota’s automotive business.

As part of Toyota’s efforts to expand business, Toyota Motor Thailand Co., Ltd. commenced production of the Camry hybrid in 2009 and Prius in 2011. Toyota also started operation of its second Gateway plant in 2013, expanding production capacity by 80 thousand units in Thailand to 810 thousand units. In April 2015, Toyota implemented a full model change for IMV models manufactured at its plant in Thailand.

In India, Toyota constructed a second plant with an annual production capacity of 70 thousand units and commenced production and sales of the Etios compact model designed specifically for the Indian market in 2010. Furthermore, Toyota increased production capacity in India during 2012 and 2013 to 210 thousand units. Moreover, Toyota began exporting the gasoline-fueled model of the Etios to South Africa from India in 2012.

In Indonesia, Toyota introduced the Etios and commenced operation of a second plant in Karawang in 2013 in order to meet the diverse customer needs and the expanding market. In 2014, Toyota increased the initial production capacity of 70 thousand units per year to 120 thousand units per year with the introduction of the Vios and the Yaris, and also began exporting the Vios to the Middle East. Toyota also began construction of a passenger vehicle engine plant to commence production at the beginning of 2016. In Malaysia, Toyota began production of the Camry hybrid in March 2015. In addition, in 2012 Toyota began production and sales of the Camry hybrid in Taiwan to accommodate the spread of environmentally-friendly vehicles. Moreover, in light of the free trade agreement between the U.S. and Korea, Toyota began sales of the U.S.-produced Camry in Korea in January 2012.

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

In China, Toyota has been conducting joint ventures with two major partners. First, with respect to the joint venture with China FAW Group Corporation since Toyota first launched the Vios through the joint venture in

2002, Toyota has been producing and selling the Land Cruiser Prado, the Land Cruiser, the Corolla, the Crown, the REIZ, the Coaster, the RAV4 and the Prius in China. With regard to production capacity, in 2007, Toyota commenced production at the new Tianjin Teda plant, which has an annual production capacity of 200 thousand units, and in 2012, commenced production at a new factory in Changchun, China, which has an annual production capacity of 100 thousand units. Toyota also increased annual production capacity of the plant in Sichuan from 30 thousand units to 50 thousand units in the spring of 2015 to increase production of the Prado.

GAC Toyota Motor Co., Ltd., a joint venture between Toyota and Guangzhou Automobile Group Co., Ltd., commenced sales of the Camry in 2006, followed by production and sales of the Yaris, the Highlander, the E’z and the Levin. In 2006, it commenced production at the first plant on a single shift basis with an annual production capacity of 100 thousand units and expanded its annual production capacity to 200 thousand units on a double shift basis. In addition, a second plant commenced production in 2009 and Toyota plans to complete construction of a third plant in 2017. In terms of auto parts, in 2014, Toyota opened a plant in Changshu in Jiangsu, China for the production of the CVT as the first CVT plant outside of Japan. Toyota also plans to open a plant to produce hybrid vehicle batteries in October 2015.

Total vehicle sales in the Chinese market increased 8% from 22.19 million in 2013 to 24.00 million in 2014. In this market, Toyota’s sales in 2014 were 1.03 million vehicles, up 13% from the previous year. In the passenger vehicle market (17.80 million units), Toyota had a market share of 6%. In 2014, favorable conditions in the less-than-1.6 liter market continued, and the SUV market expanded as a result of customers’ value diversification. As for Toyota’s distribution network, Toyota has been expanding the distribution network for locally produced vehicles in cooperation with Chinese joint venture partners under Tianjin FAW Toyota Motor Co., Ltd. and Guanqi Toyota Motor Co., Ltd., and for imported vehicles, Toyota has also been expanding primarily the Lexus brand sales network. Toyota plans to further increase sales by expanding the number of dealers and the product lineup for both locally produced and imported vehicles, particularly inland. In addition, as the market in China develops, Toyota plans to promote the so-called “Value Chain” businesses such as used cars, services, financing and insurance.

South and Central America, Oceania, Africa and the Middle East

Toyota’s consolidated vehicle sales in South and Central America, Oceania, Africa and the Middle East (collectively, the “Four Regions”) in fiscal 2015 remained around the same at 1,755 thousand units, a decrease of 0.8% from fiscal 2014. The core models in this region are global models such as the Corolla, IMV (the Hilux) and Camry. In order to increase production of IMVs, Toyota expanded the annual production capacity of its Argentina factory from 70 thousand units to 90 thousand units in 2011. Toyota is seeking to further increase its annual production capacity to 140 thousand units per year during 2015 and 2016. In order to expand business in Brazil, Toyota constructed a new factory in Sorocaba with an annual production capacity of 70 thousand units, and in 2012, began production and sales of the compact vehicles. Starting from 2016, Toyota plans to increase production capacity to 110 thousand units per year. Further, Toyota began local production of the Fortuner in Egypt in 2012. Moreover, in terms of auto parts, Toyota plans to commence production at a plant in Brazil for passenger vehicle engines in 2016.

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

Production

Toyota and its affiliated companies produce automobiles and related parts and components through more than 50 overseas manufacturing companies in 28 countries and regions besides Japan. Toyota’s major manufacturing facilities include plants in Japan, the United States, Canada, the United Kingdom, France, Turkey, Thailand, China, Taiwan, India, Indonesia, South Africa, Australia, Argentina and Brazil. Daihatsu brand vehicles are produced at 4 factories in Japan and 4 manufacturing companies in 3 other countries, including Indonesia and Malaysia. Hino brand vehicles are produced at 2 factories in Japan and 10 manufacturing companies in 10 countries, including Indonesia and Thailand. For a listing of Toyota’s principal production facilities, see “Information on the Company — Property, Plants and Equipment”.

In promoting a sustainable growth strategy, establishing a system capable of providing optimal supply of products in the global market is integral to Toyota’s strategy.

In line with its basic policy of manufacturing where there is demand and where Toyota is truly competitive, Toyota will make efficient use of and maximize capacity utilization at its existing plants to respond to the expanding market and will continue to focus on making efficient capital investments as necessary. Furthermore, Toyota will continue to place top priority on safety and quality in strengthening true competitiveness with the aim of achieving sustainable growth.

In 2014, 76.5% of Toyota vehicles sold in overseas markets were manufactured in overseas plants by Toyota and its unconsolidated affiliated companies. In 2014, approximately 74.4% of Toyota vehicles sold in North America were produced in North America. Of the vehicles sold in Europe in 2014, approximately 73.7% were produced in Europe. In fiscal 2015, Toyota produced on a consolidated basis 4,125 thousand vehicles in Japan and 4,805 thousand vehicles overseas compared to 4,345 thousand vehicles in Japan and 4,687 thousand vehicles overseas in fiscal 2014.

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

	Year Ended March 31,
	2011	2012	2013	2014	2015
Units Produced	7,169,721	7,435,781	8,698,454	9,032,165	8,929,887

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

Toyota believes that the Toyota Production System allows it to achieve mass-production efficiencies even in high-mix, low-volume production. This belief gives Toyota the flexibility to respond to changing consumer demand without significantly increasing production costs. While the Toyota Production System remains the basis of Toyota’s automobile production, the system has been expanded for use in Toyota’s parts production, logistics and customer service activities as well.

Through the Toyota Production System, issues are identified and analyzed at the actual site, the entire production process is made visible and production efficiency as well as product quality are improved through the application of measures to address the sources of problems. As one method to implement these measures, Toyota utilizes sophisticated information technologies to improve each step of its vehicle development process, from product planning to commencement of mass-production. These technologies are intended to enhance flexibility, simplification, quality, cost competitiveness and speed. Specifically, detailed virtual assembly and other simulations of manufacturing processes are conducted on computers for a new vehicle or new production equipment/systems before a prototype is made. An actual prototype is made only after defects and related issues have been identified and resolved by computer simulation, thereby minimizing the time required for rebuilding prototypes and significantly shortening the time required before starting mass production. Moreover, this system is used to prepare virtual factories and other visual aids in order to facilitate training and communication at overseas plants and enable the efficient transfer of necessary technology and skills.

In order to strengthen manufacturing and promote localization of overseas production, Toyota established the Global Production Center (“GPC”) in July 2003 as a development and training center for global human resources. The GPC is intended to introduce local managers to the Toyota methodology, allowing them to train their subordinates while managing locally. GPC develops simple, easy-to-understand and efficient training systems for the development of explicit knowledge. One characteristic of the GPC is that managers and supervisors, new hires and experienced workers can all receive common skill-training. GPC’s training system involves a pre-training phase where trainees learn basic skills and discover the skills that they must acquire through image training. This is followed by various steps, from basic skill training and elemental task training to standard task training, which ensures a step-by-step training. The fruits of this training method are reduced training time, higher levels of achievement and the efficiency of training. Since January 2006, Toyota has opened regional GPCs in North America, Europe and Asia. In each region, Toyota commenced courses where trainees from each department are trained by local trainers to become trainers themselves.

In April 2015, the GPC was reorganized into TPS Promotion Center in order to promote TPS (Toyota Production System) and activities centering on improving production engineering and manufacturing methods at each manufacturing process by sharing global best standards in cooperation across different plants in order to foster highly skilled workers and improve logistics in order to comprehensively improve manufacturing abilities. Through these activities, Toyota has been making efforts to resolve issues relating to the entire supply chain.

Toyota is working company-wide towards the production of “ever-better cars.” The production engineering and manufacturing divisions are developing Toyota’s own innovative production systems, equipment and processing technologies and deploying them in production lines in order to produce vehicles that create excitement, joy and fun for customers through truly competitive manufacturing methods.

Distribution

Toyota’s automotive sales distribution network is the largest in Japan. As of March 31, 2015, this network consisted of 280 dealers employing approximately 33 thousand sales personnel and operating approximately 4.7 thousand sales and service outlets. Toyota owns 15 of these dealers and the remainder is independent.

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

Sales of Toyota vehicles in Japan are conducted through four sales channels — “Toyota,” “Toyopet,” “Corolla” and “Netz.” In addition, Toyota introduced the Lexus brand to the Japanese market in August 2005, and currently distributes the Lexus brand vehicles through a network of 166 sales outlets in order to enhance its competitiveness in the domestic luxury automobile market. The following table provides information for each channel as of March 31, 2015.

	Dealers
Channel	Toyota Owned	Independent	Total	Market Focus
Toyota	4	45	49	Luxury channel for Toyota brand vehicles
Toyopet	4	48	52	Leading channel for the medium market
Corolla	4	70	74	Volume retail channel centering on compact models
Netz	3	102	105	Sales channel targeting customers with new values for the 21st century

Brand			Sales Outlets	Market Focus
Lexus			166	Premium brand

Outside Japan, Toyota vehicles are sold through approximately 170 distributors in approximately 190 countries and regions. Through these distributors, Toyota maintains networks of dealers. The chart below shows the number of Toyota distributors as of March 31, 2015 by country and region:

Country/Region	Number of Countries	Number of Distributors
North America	3	5
Europe	56	30
China	1	4
Asia (excluding China)	17	12
Oceania	17	15
Middle East	17	16
Africa	54	45
Central and South America	30	40

Improving Efficiency

Toyota is working on the following to create a corporate structure allowing for efficient development, production and sales that can respond flexibly to changes in the external environment:

•	working with suppliers as one team to dramatically increase the efficiency of development;

•	creating a production structure that can better withstand fluctuations in demand and currency exchange rates; and

•	strengthening sales capabilities in line with local conditions.

Toyota also plans to improve profitability and enhance operating efficiency by continuing to pursue aggressive cost reduction programs, including:

•

improving product development and production efficiencies through the re-integration and improvement of vehicle platforms and power trains as well as through the development of electronic platforms which organize electronic devices of vehicles as a package and standardize electronic structure and infrastructure;

•	implementing Ryohin-Renka Cost Innovation (“RR-CI”) activity, which aims for the elimination of waste in all processes from design to production while ensuring the reliability and safety of each part;

•	applying advanced information technologies to improve efficiency throughout the product development and production processes;

•	promoting global reinforcement of the supply base under an open and fair purchasing policy;

•	streamlining production systems; and

•	improving the efficiency of domestic and international distribution.

Toyota is further improving production efficiency by installing more versatile equipment and systems, modifying vehicle body designs to allow for a greater variety of models on each production line and sharing more parts among vehicles, not simply among different models but also among different platforms.

In April 2012, Toyota announced a new development framework, the TNGA, which reconciles sweeping advances in product appeal with cost reductions. The new framework sets forth an architecture that incorporates not only the three fundamental vehicle functions of moving, turning and stopping, but also ergonomics such as driving position as well as freedom of design. Toyota plans to efficiently develop cars with high basic-performance attributes by developing parts and modules based on this architecture. The TNGA provides for handling multiple models simultaneously in grouped development projects that will increase the sharing of parts and core vehicle components. This sharing, carried out in cooperation with suppliers, will result in lowered costs, thereby allowing developmental manpower and funds to be reinvested in R&D to meet consumer preferences and R&D to meet regional needs, resulting in further product improvement.

By April 2013, Toyota established systems to rapidly promote the TNGA. Toyota is promoting company-wide activities to reevaluate the way it does business from the ground up in order to continue producing high-quality, profitable and attractive cars.

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

Enhancing Vehicle Functionality — Information Service Functions

To Toyota, enhancing vehicle functionality means advancing information service functions that integrate vehicles with telecommunication systems, and driving assistance functions that use communication technologies and sensor technologies to create vehicles with intelligent features. Information service functions can improve convenience and enrich the driving experience through information communication technologies that add new functions that are connected to the basic vehicle functions of “running, turning and stopping.” Examples include the following:

•

Toyota is advancing enhancement of car navigation systems, such as car parking maps that display detailed information inside car parks, as well as the VICS system (Vehicle Information and Communication System) that provides real-time road traffic information such as congestion, accidents, traffic restrictions and parking. Car navigation systems play an increasingly important role in providing drivers with various types of information on safety, smooth traveling, comfort and convenience.

•

T-Connect/G-BOOK is the latest information network service that merges the latest network technologies and car multimedia a step ahead of the arrival of the ubiquitous network society. T-Connect/G-BOOK provides various types of information useful for driving, as well as safety and security services that detect unusual conditions in the vehicle, thereby supporting a lifestyle with one’s vehicles anytime and anywhere through a network. In 2005, Toyota started G-BOOK ALPHA and G-Link for Lexus, each with additional various features including traffic congestion forecast service. In 2007, Toyota launched G-BOOK mX, which in addition to the well-received conventional safety and security services of G-BOOK, introduced even more useful car navigation services such as “Map-on-Demand” — the world’s first technology for automatically updating map data — and “Probe Communication Traffic Information” that provides drivers with highly precise information on traffic congestion. In 2014, Toyota launched T-Connect, which in addition to conventional telematics services, provides new services and functions through the distribution of applications to on-board device, as well as destination and other information searches through the adoption of a voice recognition system.

•

HELPNET is an emergency dial system that, in the event of a traffic accident or medical emergency, transmits information required for emergency rescue, such as present-location data and vehicle details, either automatically or with the touch of a button. It immediately contacts police and fire departments through the HELPNET Operation Center. This system is integrated into T-Connect/G-BOOK and G-Link to improve the quality of services. HELPNET shortens the time taken to report following an emergency situation, which contributes to decreasing the number of traffic accident fatalities and reducing the level of impact, while at the same time aiming to prevent secondary disasters and ease traffic congestion.

In addition to the above, Toyota also operates a Japanese-language web portal for automobile information, GAZOO.com. The name “GAZOO” originates from the Japanese word gazo, meaning images. GAZOO was established as an Internet membership service linking Toyota, its national dealer network and GAZOO members, and has provided information on new and used Toyota vehicles and related services, as well as online shopping services. GAZOO currently provides information on not only Toyota vehicles but also other automakers, as well as offering a rich blog feature as a social networking portal site on automobiles. In addition, GAZOO features GAZOO Racing and Gazoo mura, through which Toyota aims to expand the fan base of car enthusiasts by promoting activities such as user-participatory motor sports, where customers can experience in real life the enjoyment that cars offer, to further complement its contents line-up. Toyota utilized its GAZOO technology to further expand its automobile information service by launching the G-BOOK telematics service in Japan in fall 2002 and G-Link, which is a service exclusive to Lexus, in August 2005. Toyota also offers a theft detection system, vehicle tracking service and operator support service as standard services to enhance services aiming to provide safety, security and comfort for T-Connect/G-BOOK and G-Link users in their lifestyle using vehicles. With G-BOOK mX announced in April 2007, Toyota started offering services that allow drivers to use more convenient navigation systems such as “Map-on-Demand” — the world’s first technology for automatically updating map data. In addition, Toyota has further strengthened its linkage between GAZOO and G-BOOK and has, for example, allowed map information searched on a blog on GAZOO.com to be used on G-BOOK, further maturing as a comprehensive telematics service. In Japan, Toyota is seeking to promote the use of the T-Connect/G-BOOK by equipping all Lexus models and certain Crown models with the T-Connect/G-BOOK as a standard feature. Toyota has also licensed its T-Connect/G-BOOK technology to certain other competitors in Japan. Toyota is applying the technology and experience which it has accumulated in Japan to regions outside Japan; G-BOOK services were introduced in China in March 2009, and unique telematics services in the United States were launched in August 2009. In addition, Toyota began offering telematics services for smartphones in December 2010 in Japan, and began to offer the same service in Thailand in March 2012 and the Middle East from January 2014 (UAE, Qatar and Lebanon in January 2014, Saudi Arabia in August 2014, Bahrain in October 2014 and Kuwait in January 2015).

In addition, in March 2004, Toyota launched its CRM (Customer Relationship Management) system called e-CRB (evolutionary Customer Relationship Building) in Thailand. e-CRB builds on a technology cultivated through the development of Gazoo and G-BOOK and offers its customers a variety of services such as providing information on new vehicles, accepting requests for brochures and estimates and notifying customers when it is time for maintenance by keeping track of the vehicle’s maintenance history and mileage. In addition, e-CRB offers an advanced operation system that can be utilized comprehensively at dealers including new and used cars and services. Toyota is promoting e-CRB in countries such as China, Thailand, Australia, India and Brazil where steady progress has been made as the service-in ratio has increased. In 2013, Toyota introduced the next-generation e-CRB that adopts tablet terminals (portable information processing terminals) in China. These tablet terminals are supporting the improvement of customer satisfaction at points of sale and in after-sale service.

Toyota also introduced a system called Sales Logistics Integrated Management (“SLIM”) in Guangzhou, China and India. By utilizing real sales information and linking with production and distribution, Toyota is able to realize the Just-in-Time production system of producing and delivering only the number of vehicles that have been sold. SLIM has been recognized to significantly increase the freshness of inventory and improve cash flow.

In September 2010, Toyota announced its smart-grid initiatives, which are intended to demonstrate efficient energy use toward the realization of a low-carbon and energy-saving society. By utilizing technology cultivated through the Internet and telematics services mentioned above, Toyota developed the Toyota Smart Center (“TSC”) that optimally controls electricity and links EV (electric vehicles) and PHV (plug-in hybrid vehicles) with homes, and conducted a demonstration project in Rokkasho Village in Aomori aimed at reducing overall CO2 emissions and users’ electricity costs. In addition, in order to develop a global platform of the TSC, Toyota announced a partnership with Microsoft Corp. in April 2011 and a partnership with Salesforce.com in May 2011. Toyota plans to utilize the cloud technology of these two companies in its Internet and telematics services to build a framework for TSC’s global implementation. In January 2012, Toyota began eConnect and “TOYOTA friend” services for PHV. In May 2013, Toyota utilized the latest version of Microsoft’s SharePoint to comprehensively redesign GAZOO, the automobile information portal site. Toyota aims to offer new services, achieve better vehicle quality and enhance product attractiveness as well as contribute further to society by utilizing the vehicle information, road conditions and other parameters collected via telematics services and stored at the TSC. With regard to contribution to society, Toyota began offering the Big Data Traffic Information Service in June 2013, through which traffic information, statistics and other related information are provided to local governments, universities and businesses to support traffic flow improvement and assist disaster prevention measures. Toyota plans to continue to work with new information technologies and the IT industry to establish a framework for TSC’s global implementation and to realize a mobility society of the future.

Enhancing Vehicle Functionality — Driving Assistance Functions

Toyota’s driving assistance functions offer functions that assist drivers with an aim to lessen the burden of driving, enhance safety and provide to everyone the pleasure of driving. Toyota has commercialized enhancements to various functions that assist the driver in sensing external information, avoiding danger and making appropriate maneuvers. Examples of driving assistance functions include the following:

•

VDIM (Vehicle Dynamics Integrated Management) is a system that constantly monitors the driver’s operations and the vehicle’s situation and centrally manages the engine, steering mechanisms and brakes. By stabilizing the vehicle before the driver loses control of the vehicle, VDIM achieves a high level of ‘active safety’ and improves driving performance, consisting namely of running, turning and stopping.

•

“Pre-collision System” is a system that perceives possibilities of a crash with obstacles, cars in front or crossing pedestrians through a sensor installed in a vehicle. If a collision seems likely, it proceeds to activate warnings as well as brake assistance, which aids the driver’s operation of the brake, or the automatic braking system, which aids in avoiding the collision altogether or mitigates any damage.

•

“Radar Cruise Control (with all-speed tracking function)” allows the vehicle to keep a constant distance between itself and the preceding vehicle within a speed range from zero to a preset speed, automatically slowing down and stopping if necessary to avoid collision. When the car in front speeds up, it allows the driver to accelerate.

•

“Lane Departure Alert” is a system that uses a camera to detect white or yellow lane markers while driving. The system warns the driver with a buzzer and displays if it detects possible deviation in order to assist in avoiding a collision accident resulting from deviation. In addition, “Lane Keeping Assist System,” a system that assists the driver’s operation of the steering wheel with electric power steering in order to help keep the vehicle traveling between lane markers, has also been developed.

•

“Automatic High Beam” detects the headlights of oncoming vehicles or taillights of vehicles running in front and adjusts the headlight range, automatically switching to low beam or high beam, in order to avoid dazzling the visions of the drivers with bright lights, as well as to secure the drivers’ forward visions at night.

•

“Blind Spot Monitor” is a system which aims to reduce accidents by alerting the driver to other vehicles in the driver’s blind spot diagonally behind the driver’s seat with sound and visual display in the side mirrors while changing lanes.

From these driving assistance functions, in 2015 Toyota developed the Toyota Safety Sense, a collision avoidance support package that includes the Pre-collision System, the Lane Departure Alert and the Automatic High Beam. By the end of 2017, Toyota plans to install this package on nearly all models sold in Japan, the United States and Europe at an affordable price aimed at widespread adaption.

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

•

In the summer of 2011, Toyota introduced products corresponding to the driving safety support system (“DSSS”) which the National Police Agency has started operating. Mainly for use on normal roads, this system supports safe driving, including by preventing the driver from overlooking red lights, by transmitting traffic control information (such as traffic lights and signs) and other local information from road infrastructures to automobiles.

•

Systems aimed at further reducing accidents, improving fuel efficiency and reducing CO2 emissions are in development. Through direct and continuous exchange of information between vehicles and the road, other vehicles and pedestrians, these systems aim to mitigate side collisions and accidents involving pedestrians, which have been difficult to mitigate to date. This also includes systems such as C-ACC (Co-operative Adaptive Cruise Control) which supports fuel efficient driving and smooth acceleration and deceleration when following behind another vehicle.

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

Smart Communities

In April 2010, Toyota City was selected as a “Model Region for Next-Generation Energy Systems” by the Ministry of Economy, Trade and Industry. Toyota has since joined the “Toyota City Low-Carbon Society Verification Council” (established in August 2010), and carried out experiments relating to the “Optimization of Local Energy Use in Households and Destinations (commercial and public facilities)” and “Establishment of a System for Low-Carbon Emission Transportation.” In addition, starting in October 2014, Toyota launched an experimental ultra-compact electric vehicle sharing program in Grenoble, France, together with the city of Grenoble and local companies, and in Tokyo from April 2015.

In February 2013, Toyota, together with Toyota affiliated companies, established the “F-Grid Ohira, Miyagi Limited Liability Partnership,” a smart community business which operates the “F-Grid” in the Sendai Hokubu Industrial Park in the village of Ohira, Miyagi. The Partnership began supplying electricity and heat to partners in the industrial park in April 2013. This business aims to contribute to “creating a safe and secure community with the community and the industrial park working as one,” “revitalizing local industry” and “revitalizing the community.” Toyota believes that the elemental technologies developed through these experiments and businesses will help in the creation of new systems for society that meet differing social environments and municipal needs, not just in Japan but around the world, in both developed and emerging countries, and will play a role in the creation of energy and transportation infrastructure to help spread next-generation eco-cars.

Financial Services

Toyota’s financial services include loan programs and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value-added service. In July 2000, Toyota established a wholly-owned subsidiary, Toyota Financial Services Corporation (“TFSC”), to oversee the management of Toyota’s finance companies worldwide, through which Toyota aims to strengthen the overall competitiveness of its financial business, improve risk management and streamline decision-making processes. Toyota has expanded its network of financial services, in accordance with its strategy of developing auto-related financing businesses in significant markets. Accordingly, Toyota currently operates financial services companies in 35 countries and regions, which support its automotive operations globally.

Toyota’s revenues from its financial services operations were ¥1,661.1 billion in fiscal 2015, ¥1,421.0 billion in fiscal 2014 and ¥1,170.6 billion in fiscal 2013. In fiscal 2014, amid a gradual recovery in markets including the United States, Europe and Japan, Toyota collaborated with dealers in various countries and regions, and the balance of loan receivables increased steadily. In fiscal 2015, with recovery in markets particularly in the United States and as a result of the continued collaboration with dealers in various countries and regions and efforts to expand products and services that meet customer needs, Toyota’s share of financing provided for new car sales of Toyota and Lexus vehicles in regions where TFSC operates remained at a high level of 36% and the balance of loan receivables, mainly in the United States and Thailand, continued to increase steadily. Meanwhile, Toyota is making efforts to provide both its customers and dealers with stable financial services by diversifying its funding mechanisms with ABCP (Asset Backed Commercial Paper) and ABS (Asset Backed Securities), in addition to mid- to long-term financings, primarily in commercial paper issuances, corporate bonds and bank borrowings. Toyota continued to perform detailed credit appraisals and serve customers by monitoring bad debt and loan payment extensions, and the percentage of credit losses remained low, at 0.31% and 0.28% in fiscal years 2015 and 2014, respectively. Toyota continues to work towards improving its risk management measures in connection with credit and residual value risks.

Toyota Motor Credit Corporation is Toyota’s principal financial services subsidiary in the United States. Toyota also provides financial services in 34 other countries and regions through various financial services subsidiaries, including:

•	Toyota Finance Corporation in Japan;

•	Toyota Credit Canada Inc. in Canada;

•	Toyota Finance Australia Ltd. in Australia;

•	Toyota Kreditbank GmbH in Germany;

•	Toyota Financial Services (UK) PLC in the United Kingdom;

•	Toyota Leasing (Thailand) Co., Ltd. in Thailand; and

•	Toyota Motor Finance (China) Co., Ltd. in China.

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

Net finance receivables for all of Toyota’s dealer and customer financing operations were ¥15,472.3 billion as of March 31, 2015, representing an increase of approximately 12.7% as compared to the previous year. The majority of Toyota’s financial services are provided in North America. As of March 31, 2015, 59.3% of Toyota’s finance receivables were derived from financing operations in North America, 12.8% from Asia, 9.5% from Europe, 7.9% from Japan and 10.5% from other areas.

Approximately 50% of Toyota’s unit sales in the United States during fiscal 2015 included a finance or lease arrangement with Toyota. Because the majority of Toyota’s financial services operations are related to the sale of Toyota vehicles, a decrease in vehicle unit sales may lead to a contraction of Toyota’s financial services operations.

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

Other Financial Services

Toyota Finance Corporation launched its credit card business in April 2001 and began issuing Lexus credit cards in 2005 when the Lexus brand was introduced in Japan. As of March 31, 2015, Toyota Finance Corporation has 13.5 million card holders (including Lexus credit card holders).

All Other Operations

In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive business activities. Net sales for these activities totaled ¥1,255.7 billion in fiscal 2015, ¥1,151.2 billion in fiscal 2014 and ¥1,066.4 billion in fiscal 2013. Sales to external customers of all other operations in fiscal 2015 represented 2.2% of Toyota’s net revenues for fiscal 2015. Substantially all of Toyota’s revenues from other operations were derived in Japan.

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

U.S. Federal Standards

The federal Clean Air Act directs the Environmental Protection Agency (“EPA”) to establish and enforce air quality standards, including emission control standards on passenger cars, light trucks and heavy-duty vehicles. The EPA decided in February 2000 to adopt more stringent vehicle emission and fuel economy standards applicable to passenger cars and light trucks produced in model years 2004 and beyond. In the standards adopted for model years 2004 and beyond, manufacturers must guarantee that their vehicles meet the requirements for ten years or 120 thousand miles, whichever occurs first. Manufacturers are not permitted to sell vehicles in the United States that do not meet the standards. In April 2007, EPA regulations that further restrict emissions from passenger cars and light trucks operating at cold temperatures became effective. The new emission standards set by these regulations were phased in between 2010 and 2013. Similar standards that further restrict emissions from heavy-duty vehicles operating at cold temperatures have been phased in from 2012 to 2015. In March 2014, the EPA finalized new vehicle emission and fuel standards for passenger vehicles and light-duty trucks for model years 2017 and onwards. Under the new standards, emission standards for volatile organic compounds and nitrogen oxides are to be strengthened in phases from 2017 to 2025, bringing the emission standards in line with emission standards in California, resulting in the unification of the differing California and federal emission standards. In addition, the particulate matter standards and fuel vapor emission standards will also be strengthened to be brought in line with California’s emission standards. This is expected to lead to reductions in the burden on development, such as a reduction in the number of tests required for certification and standardization of emission reduction systems.

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

In addition, in August 2014, the EPA proposed to limit, due to related greenhouse gas emissions, the use of various hydroflourocarbons (HFCs) and HFC-containing refrigerant blends used in motor vehicle air conditioning systems for new vehicles, among other applications. Toyota purchases air conditioning systems from third parties for use in its vehicles. The proposed rule would list HFC-134a, the most dominant refrigerant used in light-duty vehicles worldwide, as unacceptable for use in motor vehicle air conditioning systems in new light-duty vehicles beginning in model year 2021. The proposed rule also lists additional refrigerant blends as unacceptable for use in new light-duty vehicles beginning in model year 2017. Feasible alternatives to these refrigerants that the proposed rule, if finalized, would prohibit may be costly or present other risks, such as flammability or other safety concerns. The potential impacts of this proposed rule to Toyota are unclear at this time.

As discussed above, the EPA has been granted the authority to set fuel standards in connection with the regulation of automobile emissions. In October 2010, the EPA approved the sale and use of fuel with a 15% ethanol blend (“E15”) for model years 2007 and later passenger vehicles and light-duty trucks. The use of E15 is not permitted for engines used in lawnmowers, small generators, motorbikes, boats and other vehicles and equipment. Subsequently, in February 2011, the EPA approved the use of E15 for model years 2001 and later vehicles. The Alliance of Automobile Manufacturers (“The Alliance”), of which Toyota Motor North America is a member, has stated that current vehicles are only guaranteed to function on fuel up to 10% ethanol and the EPA’s permission is invalid. The Alliance created the Engine Products Group together with the Global Automakers, the National Marine Manufacturers Association and the Outdoor Power Equipment Institute, and in December 2010 the Engine Products Group brought suit against the EPA. The lawsuit was dismissed in January 2013 on the grounds that the Engine Products Group lacked standing and in March 2013, the Engine Products Group appealed the decision to the Supreme Court of the United States. The appeal was dismissed on the same grounds in July 2013, and the EPA approval became effective. The use of E15 is only permitted for certain 2001 model year or newer vehicles, such as light-duty passenger vehicles and small trucks, and E15 is prohibited for use in other 2000 model year or older vehicles and general purpose engines. As a result, the EPA promulgated regulations in July 2011, effective August 2011, requiring businesses that sell E15 to put a warning label regarding E15 on gasoline fuel dispensers. The Engine Products Group brought suit against the EPA in federal appeals court in 2013 challenging such regulations, but the lawsuit was dismissed in October 2014 on the ground that the Engine Products Group lacked standing.

California Standards

Under the federal Clean Air Act, the State of California is permitted to establish its own vehicle emission control standards if it receives a waiver from the EPA. As a result, the California Air Resources Board (“CARB”) established the Low Emission Vehicle Program and set emission standards for certain regulated pollutants that were phased in beginning in the 2004 model year. Under these standards, most light trucks and passenger cars are required to meet the same emission standards, which were stricter than the federal standards. As part of the original Low Emission Vehicle Program, the CARB also required that a specified percentage of a manufacturer’s passenger cars and light trucks sold in California for all model years 1998 and after be “zero-emission vehicles” (vehicles producing no emissions of regulated pollutants). The CARB subsequently eliminated the zero-emission vehicles mandate for model years before 2005, and decided to adopt a zero-emission vehicles requirement for model years 2005 and beyond. This zero-emission vehicles requirement also permitted certain advanced technology vehicles such as PHV (Plug-in Hybrid Vehicles), hybrid cars and alternative fuel vehicles that meet “partial zero-emission vehicles requirements” to be granted partial qualification as EV (Electronic Vehicles) or FCV (Fuel Cell Vehicle). Toyota’s battery-powered RAV4 EV compact sport-utility vehicle and the Toyota FCHV qualify as zero-emission vehicles. The current Prius plug-in hybrid, Prius and the Camry Hybrid qualify as partial zero-emission vehicles under the zero-emission vehicles requirement adopted by the CARB. Toyota intends to continue to develop additional advanced technologies and alternative fuel technologies that will allow other vehicles using such technologies to qualify as zero-emission vehicles or partial-zero-emission vehicles.

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

In February 2010, the CARB enacted regulations that deem automobile manufacturers that produced vehicles in model years 2012 through 2016 that are in compliance with the greenhouse gas emissions regulations of the EPA to be in compliance with California’s greenhouse gas emissions regulations. Toyota is currently developing plans to comply with the EPA regulations.

In January 2012, the CARB approved a new emission control program for model years 2017 to 2025 called Advanced Clean Cars. The program covers greenhouse gas standards for cars and light trucks, reductions of smog-forming emissions, zero-emission vehicles regulations and clean fuels outlet regulations. The CARB is in the process of developing and implementing specific rules for the program.

Other States’ Standards

The states of New York, Massachusetts, Connecticut, Maine, Maryland, New Jersey, New Mexico, Oregon, Rhode Island, Vermont and Colorado have either adopted, or plan to adopt, regulations substantially similar to California’s zero-emission vehicles requirement. With regard to greenhouse gas emissions regulations, in addition to these states, Pennsylvania and Washington have also adopted California’s regulations.

Canadian Standards

Canada has established vehicle emission standards equivalent to the federal standards in the United States, including the heightened requirements that became applicable to passenger cars and light trucks in model years 2004 and beyond. In addition, in response to the strengthening of the federal greenhouse gas emission standards in the United States applicable to model years 2017 to 2025, Canada finalized equivalent standards in October 2014. Furthermore, certain Canadian provinces are currently considering enacting their own regulations on vehicle emissions of greenhouse gases. Canada has also proposed more stringent fuel legislation, which is based on fuel legislation in the United States, that reduces refineries’ annual average sulfur concentration of gasoline to 10 ppm from 2017 with a new addition of credit system to secure compliance.

European Standards

The European Union adopted a directive that establishes increasingly stringent emission standards for passenger vehicles and light commercial vehicles in October 1998. Under this directive, the standards adopted beginning with year 2000 require manufacturers to recall any vehicles which fail to meet the standards for five years or 80 thousand kilometers, whichever occurs first. Toyota introduced vehicles complying with this directive in 1999. Under standards adopted in 2005, manufacturers are obligated to meet the more stringent standards for five years or total vehicle miles of 100 thousand kilometers, whichever occurs first. In 2007, the European Parliament adopted more stringent emission standards for passenger vehicles and light commercial vehicles. The effective dates for phasing in these stricter standards for passenger cars were September 2009 for Euro 5 and September 2014 for Euro 6. For light commercial vehicles, the effective dates are September 2010 for Euro 5 and September 2015 for Euro 6. Euro 5 provides for lower emission levels for gasoline and diesel powered vehicles and also extends the manufacturers’ responsibility for emission performance to total vehicle miles of 160 thousand kilometers. The primary focus of Euro 6 is to limit further emissions of diesel powered vehicles and bring them down to a level equivalent to gasoline powered vehicles. In addition, Euro 6 will be implemented in two stages, and beginning with the second stage (September 2017 for passenger vehicles and September 2018 for commercial vehicles), the EU is considering implementing the Real Driving Emission (RDE) regulations, which regulate emissions under real driving conditions, and the Worldwide harmonized Light vehicles Test Procedure (WLTP).

Chinese Standards

Emissions regulations are being implemented throughout China pursuant to the Chinese National Standards (GB) of the Ministry of Environmental Protection of the People’s Republic of China, and the manufacture and sale of models not meeting these regulations are prohibited.

For passenger vehicles, pursuant to GB18352.3-2005, Level 3 Emissions Regulations (corresponding to Euro 3 standards) apply to new models after July 2007 and Level 4 Emissions Regulations (corresponding to Euro 4 standards) apply to new models after July 2010. New models after July 2008 are also required to be equipped with on-board diagnostics. With respect to passenger vehicles, pursuant to GB18352.5-2013, Level 5 Emissions Regulations (corresponding to Euro 5 standards) are to be implemented throughout China for all models that are sold and registered after January 2018.

For diesel-powered commercial vehicles, pursuant to GB17691-2005, new Level 3 Emissions Regulations apply to models after January 2007. Although Level 4 Emissions Regulations were to apply to new models after January 2010, and Level 5 Emissions Regulations were to apply to new models after January 2012, because the infrastructure to supply sufficient diesel fuel meeting the Level 4 quality standards had yet to be put in place, the implementation of the Level 4 Emissions Regulations for all models was postponed to July 2013. In connection with such delay, the implementation of the Level 5 Emissions Regulations has been postponed. For gasoline-powered commercial vehicles, pursuant to GB14762-2008, Level 3 Emissions Regulations apply to new models after July 2009 and Level 4 Emissions Regulations apply to new models after July 2012. After the first day the regulation is implemented to a new model, all new models released during the following one-year period also become subject to the regulation. In addition, in some areas such as Beijing, Shanghai, Guangzhou and the Pearl River Delta region, the above mentioned regulations were implemented several years earlier by regional environmental preservation authorities with the authorization of the Chinese State Council. Cities with serious air pollution are increasingly exhibiting tendencies to similarly implement Level 5 Emissions Regulations in advance of the rest of China.

China will also start implementing stricter diesel and gasoline fuel standards a year earlier than scheduled to reduce vehicle emissions, pursuant to GB19147-2013 and GB17930-2013. The new Level 5 standards (equivalent to Euro 5 standards) will be implemented in 11 provinces in eastern China in January 2016, and are now planned to be implemented nationwide in January 2017, as opposed to the previously announced January 2018 implementation date.

Compliance with new and more stringent emissions and fuel standards will present significant technological challenges to automobile manufacturers and will likely require significant expenditures. Examples of these challenges include the development of advanced technologies, such as high performance batteries and catalytic converters, as well as the development of alternative fuel technologies. Manufacturers that are unable to develop commercially viable technologies within the time frames set by the new standards will lose their market share and will be forced to decrease the number of types of vehicles and engines in their principal markets.

Standards of Other Countries

Countries other than Japan, the United States, Europe and China are also proactively introducing emissions regulations. Countries in Eastern Europe and Asia, as well as Australia, Mexico, Taiwan and Hong Kong, have considered or implemented emissions regulations.

Vehicle Fuel Economy

Japanese Standards

The Law Concerning the Rational Use of Energy requires automobile manufacturers to improve their vehicles to meet specified fuel economy standards. Fuel economy standards are established according to the types of vehicles specified below, and are required to be met by either fiscal 2011 (April 2010-March 2011), fiscal 2016 (April 2015-March 2016), fiscal 2021 (April 2020-March 2021) or fiscal 2023 (April 2022-March 2023).

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

In April 2006, the NHTSA established CAFE standards applicable to light trucks for model year 2008 and beyond. These CAFE standards aimed at shifting the framework from one that used to be advantageous only to compact car manufacturers to one that is fair to full line manufacturers. The requirements were changed so that the CAFE standards are now determined by a sales rate based on vehicle size (measured by the area of the wheel and wheel base) for each manufacturer.

In addition to the CAFE standards, there are multiple standards in the United States, including the EPA’s emissions regulations and the California standard. Automobile manufacturers had called for uniform standards, as they would need to comply with standards that varied by state if all standards became effective. On April 1, 2010, the EPA and the NHTSA issued a joint final rule to reduce the emission of greenhouse gases from passenger cars, light-duty trucks and medium-duty passenger vehicles for model years 2012 through 2016. These vehicles are required to meet an estimated combined average emissions level of 250 grams of carbon dioxide per mile, equivalent to 35.5 miles per gallon if the requirements were met through fuel economy standards. The NHTSA also set CAFE standards for passenger cars and light trucks that will require manufacturers of those vehicles to meet an estimated combined average fuel economy level of 34.1 miles per gallon in model year 2016. Furthermore, the EPA and the NHTSA joint final rule allows the two agencies and California standards to act in a unified way, and creates a regulatory framework that makes compliance less burdensome for the manufacturers. In addition, in December 2011, the EPA and the NHTSA issued a joint proposed rule to further reduce greenhouse gas emissions and improve fuel economy for passenger vehicles, light-duty trucks and medium-duty passenger vehicles for model years 2017 through 2025. In the rule, which was finalized in August 2012, these vehicles are required to meet an estimated combined average emission level of 163 grams of carbon dioxide per mile in model year 2025, equivalent to 54.5 miles per gallon if these requirements are met through improvements in fuel economy standards. At the same time, the NHTSA also issued CAFE standards for passenger vehicles and light trucks that would require manufacturers to meet an estimated combined average fuel economy level of 49.6 miles per gallon in model year 2025. The standards of fuel economy are stringent, and Toyota strives to meet the fuel economy standards by further developing fuel-efficient technology, alternative fuel technology and other advanced technology.

In addition, the Energy Tax Act of 1978 imposes a “gas guzzler” tax on automobiles with a fuel economy rating below specified levels.

European Standards

The European Union has signed the Kyoto Protocol and agreed to reduce carbon dioxide emissions by 8% during the years 2008 to 2012, as measured from the 1990 base year. In early 1999, the European Commission and the European Automotive Manufacturers Association (“ACEA”) reached a voluntary agreement which establishes an average emissions target of 140 grams of carbon dioxide per kilometer for new cars sold in the EU in 2008 (the voluntary agreement applied to the 15 states who were members of the EU at that time). The Japan Automobile Manufacturers Association and the Korean Automobile Manufacturers Association have also reached a voluntary agreement, similar to that entered into by the European Commission, with the year 2009 as a target year.

In December 2008, the European Parliament approved a new regulation that establishes an average emission standard of 130 grams of carbon dioxide per kilometer by 2012 for passenger vehicles sold in member states, made effective in June 2009. The regulation has been phased in gradually, initially requiring 65% of new cars to comply with the new standards in 2012 and increasing to 100% of new cars in 2015. As a result of the new regulations, different targets will apply to each manufacturer, based on their respective fleets of vehicles and weight. Penalties will apply to those manufacturers who fail to meet their targets from 2012, in amounts corresponding to the degree of shortfall. Manufacturers failing to meet their targets between 2012 and 2018 will incur penalties of between €5 and €95 per each gram of carbon dioxide per kilometer shortfall for each non-compliant vehicle, and such penalties will rise to €95 in 2019 and beyond. Furthermore, in June 2011, a new carbon dioxide emission standard applicable to light commercial vehicles entered into force establishing an average emissions target of 175 grams of carbon dioxide per kilometer. This regulation has the same basic regulatory framework as passenger vehicles, raising the compliance rate from 70% in 2014 to 100% in 2017.

Furthermore, in February 2014, the European Parliament and Council adopted a regulation to reduce the average carbon dioxide emissions target for light commercial vehicles to 147 grams per kilometer beginning in 2020. In March 2014, the European Parliament and Council adopted a regulation to reduce the average carbon dioxide emissions target for passenger vehicles to 95 grams per kilometer beginning in 2021. The relevant legislation requests the European Commission to conduct a review by 2015 and, if appropriate, propose new targets for the period beyond 2020, including possibly setting a 2025 target.

An increasing number of EU member states are introducing vehicle tax laws based on carbon dioxide emission levels pursuant to the directive issued by the European Commission in 2005. This trend is expected to continue in accordance with the recent increases in environmental awareness.

Chinese Standards

Fuel consumption regulations are being implemented pursuant to the Chinese National Standards (“GB”), and the manufacture and sale of vehicle models not meeting these regulations are prohibited. For passenger vehicles, pursuant to GB19578-2004, Level 1 Fuel Consumption Regulations apply to new models after July 2005 and Level 2 Fuel Consumption Regulations apply to new models after January 2008. For small commercial vehicles, pursuant to GB20997-2007, Level 2 Fuel Consumption Regulations apply to new models after February 2008, Level 1 Fuel Consumption Regulations apply to all vehicles as of January 2009 and Level 2 Fuel Consumption Regulations apply to all models as of January 2011. These regulations determine the consumption standards that apply depending on the mass of the applicable vehicle and set forth a method for determining whether each model has met the regulation. With respect to passenger vehicles, GB27999-2011 has been issued to further strengthen fuel consumption regulations from 2012 and beyond. In these Level 3 Fuel Consumption Regulations for passenger vehicles, the regulation framework was substantially revised, such as a change from regulations requiring each model to meet consumption standards to regulations requiring automobile manufacturers to meet standards of average consumption across models. Furthermore, in order to achieve the national target for average fuel efficiency for 2020, the following more stringent fuel consumption regulations have been enacted for passenger cars. First, GB19578-2014, which has been enacted to strengthen regulations for each model, will be applied to new models after January 2016. Second, GB27999-2014, which has been enacted to strengthen corporate average regulations, will apply the Level 4 Fuel Consumption Regulations from 2016.

Standards of Other Countries

As momentum gathers to increase energy security and prevent global warming, other countries in addition to Japan, the United States, Europe and China are moving to introduce fuel consumption regulations, and Korea, Mexico, Brazil, Taiwan, India, Saudi Arabia and Canada have already decided to introduce fuel consumption regulations. Vietnam and some other countries are also actively considering the introduction of new fuel consumption regulations using the regulations of Japan, Europe and the United States as a base, and may implement them by approximately 2017. Toyota predicts that this trend will spread to other countries, and in the future many nations will consider new regulations related to fuel consumption and carbon dioxide.

Vehicle Safety

Japanese Standards

In Japan, efforts have been made since 1998 to bring Japanese standards in line with the regulations of the United Nations Economic Commission for Europe (“UN”).

With respect to standards that were previously brought in line with the UN regulations, the Japanese standards regarding Lane Departure Warning systems (“LDWS”) will additionally require that buses and medium or heavy trucks be equipped with such systems. LDWS will apply gradually to new models beginning in November 2017 and to existing models still in production beginning in November 2019.

With respect to standards that were newly brought in line with the UN regulations, standards for interior fittings (internal projections) will apply to new models beginning in January 2018 and to existing models still in production beginning in January 2020. Standards for glass windows will apply to new models beginning in July 2017 and to existing models still in production beginning in July 2019. Standards for temporary-use spare units and tire pressure monitoring systems will apply to vehicles to be manufactured on or after February 2018. Standards for steering systems will apply gradually to new models beginning in July 2016 and to existing models still in production beginning in July 2018.

With respect to standards that are scheduled to be newly brought in line with the UN regulations, standards for fire prevention will apply to new models beginning in September 2018. Standards for protection of passengers from pole side impact will apply to new models beginning in June 2020. Standards for illumination of rear registration plates will apply to vehicles to be manufactured on or after June 2020. Standards for filament light bulbs will apply to vehicles to be manufactured on or after June 2020. Standards for gas-discharge light sources will apply to vehicles to be manufactured on or after June 2020. Standards for LED will apply to vehicles to be manufactured on or after June 2020.

Furthermore, in Japan, considerations regarding the standardization of brake override systems, the strengthening of anti-spinal injury measures and anti-drunk driving measures are currently under consideration.

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

Legislation on a transportation budget plan promoting a safe and efficient vehicle safety program for drivers, the Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users (SAFETEA-LU) was passed in August 2005. The legislation requires the NHTSA to propose and issue safety standards to reduce rollover accidents, to complete the creation of standards for the reduction of vehicle passengers released from cars at the time of rollover accidents, to upgrade door lock standards, to complete the upgrade of roof crash standards, to decide on the side impact protection standards for passengers in all seat locations, to review seat belt wearing technology and complete a study that includes a proposal for improving the rate of seat belt usage, to establish standards to display NCAP ratings on new car labels and to complete the upgrade of the standard for power windows that will require pulling up switches. Some actions have already been taken and completed in response to the above requirements.

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

In response to the unintended acceleration issue in 2010, the NHTSA has started to examine and implement measures to strengthen safety standards, such as mandating brake override systems, mandating Event Data Recorders, or EDR, and standardizing push-start switches.

In August 2014, the NHTSA initiated rulemaking that would propose to create a new safety standard to require new passenger and light truck vehicles to have dedicated short-range communication (DSRC) units that enable Vehicle-to-Vehicle (V2V) communication.

In January 2015, the NHTSA proposed to amend safety standards regarding child restraint anchorage systems to improve the ease of use, and in March 2015, the NHTSA proposed to amend a safety standard regarding seat belt assembly anchorages to specify an alternative test procedure.

European Standards

In Europe, following the White Paper “European Transport Policy for 2010: Time to Decide” adopted in 2001, which targets halving the number of deaths caused by road accidents by 2010, various groups in different fields have conducted research and analyses.

The European Commission and the ACEA have established CARS 21, a High Level Group that aims to strengthen the competitiveness of the European automotive industry, and examined the recommendations with the legal framework of a decade later in mind. The CARS 21 final report issued at the end of 2005 contains recommendations relating to the simplification of legislation and road safety, among other issues, and indicates a Ten Year Roadmap, and in February 2007, the European Commission issued a communication regarding the CARS 21 final report, in which concrete action plans for future legislation were announced, and much legislation has already proceeded.

In 2009, based on the CARS 21 final report released in February 2007, the European Commission enacted a new regulation and established a simplified framework, repealing more than 50 existing European Commission directives regarding vehicle safety other than pedestrian protection, and replacing them with a single regulation aimed at incorporating the UN regulations. The new regulation also requires the adoption of advanced safety systems. The EU Regulation directly incorporating the UN Regulations commenced in 2012 and requires advanced safety systems, including requiring new type vehicles to have electronic stability control systems from 2011, to introduce regulations relating to low rolling resistance tires in 2013, to require tire pressure monitoring systems starting in 2012 and to require heavy vehicles to have advanced emergency braking systems and lane departure warning systems from 2013. All of the technical requirements for these advanced safety systems were discussed in the United Nations (the technical requirements for advanced emergency braking in medium-duty passenger vehicles are under consideration by the United Nations). Further, application of UN regulation came into force from November 2012 for new vehicle types and from 2014 for all new vehicles sold in the EU market. The new mandatory measures include electric car safety requirements and gear shift indicators.

In October 2010, CARS 21 was resumed in order to proceed with the realization of the “2020 Strategy” (CARS 2020) by the European Commission that aims for high-level, sustainable and comprehensive growth, and the CARS 21 final report was issued in June 2012. The final report addresses issues facing the widespread adoption of electric vehicles, including charging infrastructure in the EU, establishing battery requirements, adopting seat belt reminder devices for all seats, connection of alcohol interlock devices to vehicles, adopting speed management devices, establishing safety requirements for micro urban mobility, strengthening safety regulation to protect the vulnerable from collisions and the possibility of regulation in connection with preventative safety technology. In November 2012, “CARS 2020: Action Plan for a competitive and sustainable automotive industry in Europe” was issued based on the final report. The action plan is built on four core concepts, and within these concepts it discusses enhancement of road safety, improving the market conditions within the EU and the implementation of smart regulations. Each item is given a target date and is to be monitored going forward. A stakeholder hearing on the implementation of the CARS 2020 action plan took place in February 2014 in Brussels in preparation for the Commission’s final report, which the Commission published in October 2014. The report indicates the direction for future short and medium term actions.

On the widespread adoption of emergency call systems (“eCall”), the European Commission concluded that a legislative approach is effective as a result of the impact assessment by the Commission in 2011. Accordingly, eCall is expected to become mandatory from the end of March 2018 for light-duty passenger vehicles and light-duty commercial vehicles using the framework of “Whole Vehicle Type Approval.” Amended rules relating to WVTA are scheduled to take effect. Regulations setting forth the technical standards of eCall have been proposed, with further revisions possible. Rulemaking regarding eCall has also been proposed by the United Nations, and is also currently being considered. In addition, in the event the installation of eCall becomes mandatory in the EU, it will be necessary at the same time to build infrastructure such as communication bases in the different member states of the EU, and rulemaking regarding eCall is expected to also cover the creation of such infrastructure.

The possibility of regulation in connection with ITS and other advanced driver assist systems for 2020 and beyond is also under consideration. In addition, the adoption of Advanced Emergency Breaking systems and lane departure warning systems on light vehicles, Advanced Emergency Breaking systems which detect pedestrians, and the adoption of blind spot monitors, reverse system which detect pedestrians, reverse cameras, Evert Data Recorders on trucks and alcohol interlock devices are also expected to be considered. In March 2015, the European Commission published a final report on the benefit and feasibility of a range of new safety technologies.

From April 2009, the applicable scope for Whole Vehicle Type Approval (“WVTA”) was extended to cover all vehicle categories. Furthermore, an amendment was issued in 2011 which clarifies the categories (especially those for passenger and light-duty commercial vehicles). Through this amendment, the criteria for light-duty commercial vehicles was clarified, and there is a possibility that vehicles currently classified as light-duty commercial vehicles become classified as passenger vehicles. In addition, revisions to EU regulations related to vehicle mass and dimensions were issued in 2012. These revisions clarified the mass, criteria and definitions which comprise the base specifications for vehicles. In 2015, WVTA is scheduled to be amended for further enhancement and improvement together with the revision of overall requirements based on a comprehensive review of the requirements for vehicle structures, including the strengthening of the market surveillance requirements and general product safety requirements, as well as revisions to the vehicle type definitions.

United Nations Regulations

The 1958 Agreement (“Agreement Concerning the Adoption of Uniform Technical Prescriptions for Wheeled Vehicles, Equipment and Parts which can be Fitted and/or be Used on Wheeled Vehicles and the Conditions for Reciprocal Recognition of Approvals Granted on the Basis of These Prescriptions”) was originally based on the European regulations, but the UN Regulations are developing as an established international law, and Japan, Thailand, Malaysia and Egypt as well as other countries outside the EU have become members after the amendment in 1995, and many other countries are expected to join in the future. The countries bound by the 1958 Agreement have incorporated the UN Regulations into their own domestic policies (The EU and Japan have directly included the UN Regulations into their domestic legislations). While automotive parts and vehicle systems are regulated by the UN regulations, there are currently no regulations with respect to International Whole Vehicle Type Approval (IWVTA) such as those in Europe. Japan proposed legislation establishing WVTA under the United Nations in 2016, and the matter is being deliberated by the United Nations. If IWVTA is established, integration of global approval administrative regulations of each country and simplification of vehicle construction regulations are expected but IWVTA, if finalized, would only be partially applicable at the time of its establishment in 2016 and deliberation toward the full application would continue after establishment.

An amendment to the 1958 Agreement is being considered with an aim towards implementation in March 2016. Such amendment will increase the flexibility of the regulations, enabling approvals to be granted for the old series of regulations according to the needs of the signatory countries to the 1958 Agreement. The percentage of required votes for voting in connection with proposed UN regulations will also be considered, and if the percentage of required votes is increased from the current two-thirds, the 1958 Agreement is expected to become fairer. Such amendment is expected to make the 1958 Agreement more attractive to countries that are not currently party to the 1958 Agreement, and aims to increase the number of signatory countries.

The 1998 Agreement (“Agreement Concerning the Establishing of Global Technical Regulations for Wheeled Vehicles, Equipment and Parts which can be Fitted and/or be Used on Wheeled Vehicles”) is a U.S.-led agreement that aims to harmonize technical regulations, and defines each regulation as a Global Technical Regulation (“GTR”). At present, there are 16 GTRs in total. Currently, numerous provisions are under discussion in order to include more regulations. The countries bound by the 1998 agreement are required to incorporate the GTRs into their domestic laws. The parties to the 1998 agreement include the United States, Canada, China and India, which are not parties to the 1958 agreement, so GTRs will also influence those countries.

Chinese Standards

Vehicle safety regulations in China were drafted with reference to the UN regulations and cover almost the same matters as the UN regulations. However, these regulations also include unique provisions which take into account the distinctive characteristics of the Chinese market environment and the rules differ from the latest UN regulations. As for future safety regulations, standards related to airbag technologies and standards related to batteries, motors and the charging of electric vehicles are currently being planned.

Standards of Other Countries

Vehicle safety regulations in Canada are basically similar to those in the United States. In regions outside of North America, adoption and conformity with the UN regulations is widespread, including in those countries without automotive manufacturing industries. The list of signatories to the 1958 agreement of the United Nations continues to grow, and now includes Korea, Thailand and Malaysia in Asia, as well as Russia, South Africa, Egypt and Morocco. In addition, ASEAN, pursuant to its economic community mission, has decided to adopt the UN regulations as its regional agreement. Latin America, India and countries in the Middle East that are not signatories to the 1958 agreement of the United Nations are also moving forward to conform their respective regulations to the UN regulations or to adopt new regulations consistent with the UN regulations.

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

The Soil Contamination Countermeasures Law of Japan requires that land owners conduct contamination testing and submit a report at the time they cease to use hazardous substances, such as in connection with the sale of a former factory, or if there is a possibility of health hazards due to land contamination. If it is found that land contamination exceeds a certain level, the relevant prefectural authority designates the area considered to be contaminated and orders the land owner to take necessary measures. Toyota is suitably managing its land in accordance with the same law. In addition, under the Law on Recycling of End-of-Life Vehicles, vehicle manufacturers are required to take back and recycle specified materials (automotive shredder residues, air bags and fluorocarbons) of end-of-life vehicles and the provisions concerning such obligations of vehicle manufacturers became effective in January 2005. Toyota has coordinated with relevant parties to establish a vehicle take-back and recycle system throughout Japan. As a result, in fiscal 2015, Toyota achieved a recycling/recovery rate of 97% for automobile shredder residue (the legal requirement being 50%) and 94% for air bags (the legal requirement being 85%) and reached the targets set forth in this law.

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

Pursuant to the Clean Air Act, the EPA has promulgated National Ambient Air Quality Standards (“NAAQS”) for six “criteria” pollutants, including for ozone and particulate matter. The Clean Air Act requires that the EPA review and possibly revise these NAAQS every five years. On December 14, 2012, the EPA made the annual health-based particulate matter NAAQS more stringent, and the EPA is scheduled to complete its review and possible revision of the ozone NAAQS in 2015. The revised annual health-based particulate matter NAAQS, as well as any future NAAQS revisions, could lead to additional pollution control requirements on the industry, including on Toyota’s manufacturing operations.

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

•

certified vehicle models sold after December 15, 2008 shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or re-use as material or energy to a minimum of 95% by weight per vehicle; and

•	end-of-life vehicles must meet actual re-use and/or recycling of 80% and re-use and/or recovery of 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015.

Laws to implement this directive came into effect in each of the EU member states. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different EU member states, particularly regarding automotive manufacturer responsibilities and resultant expenses that may be incurred.

In addition, under this directive, the member states must take measures to ensure that car manufacturers, distributors and other auto-related economic operators establish adequate used vehicle collection and treatment facilities and to ensure that hazardous materials and recyclable parts are removed from vehicles prior to shredding. This directive impacts Toyota’s vehicles sold in the EU. Toyota accommodated, in offering its products, any measures the EU member states chose to implement in order to comply with this directive.

The EU has also issued directives and made proposals relating to the following subjects on environmental matters:

•	emission standards that include a framework permitting member states to introduce fiscal incentives to promote early compliance; and

•

reform of rules governing automotive distribution and service. The block exemption on distribution has been amended so that dealers may engage in cross-border sales actively within the EU and open additional facilities for sales and services. Additionally, dealers may no longer be required by manufacturers to operate both sales and service facilities side by side.

In December 2011, the European Commission proposed to reduce noise produced by cars, vans, buses, coaches and light and heavy trucks. As proposed, noise limit values would ultimately be lowered by four A-weighted decibels for vehicles other than trucks, and three A-weighted decibels for trucks. Compliance would be achieved in three steps over a 10 to 12 year period. In May 2014, a regulation adopting the proposal was published in final form in the EU Official Journal.

Toyota believes that its operations are materially in compliance with environmental regulatory requirements concerning its facilities and products in each of the markets in which it operates. Toyota continuously monitors these requirements and takes necessary operational measures to ensure that it remains in material compliance with all of these requirements.

Toyota believes that environmental regulatory requirements have not had a material adverse effect on its operations. However, compliance with environmental regulations and standards has increased costs and is expected to lead to higher costs in the future. Therefore, Toyota recognizes that effective environmental cost management will become increasingly important. Moreover, innovation and leadership in the area of environmental protection are becoming increasingly important to remain competitive in the market. As a result, Toyota has proceeded with the development and production of environmentally friendly technologies, such as hybrid vehicles, fuel cell vehicles and high fuel efficiency, low emission engines.

In addressing environmental issues, based on an assessment of the environmental impact of its products through their life cycles, Toyota, as a manufacturer, strives to take all possible measures in each life stage of a product, from development through production, sales, disposal and recycling, and continues to work toward technological innovations to make efficient use of resources and to reduce the burden on the environment.

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

During the fiscal year ended March 31, 2015:

•	Toyota Tourist International, Inc., a majority-owned subsidiary of Toyota, obtained three visas from the Iranian embassy in Japan in connection with certain travel arrangements.

•	Tokyo Toyota Motor Co., Ltd., a wholly-owned indirect subsidiary of Toyota, performed maintenance services for Toyota vehicles owned by the Iranian embassy in Japan.

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

Research and Development

The overriding goals of Toyota’s technology and product development activities are to minimize the negative aspects of cars, such as traffic accidents and impact on the environment, and maximize the positive aspects, such as driving pleasure, comfort and convenience. By achieving these sometimes conflicting goals to a high degree, Toyota seeks to open the door to the automobile society of the future. To ensure efficient progress in research and development activities, Toyota coordinates and integrates all research and development phases, from basic research and advanced research to forward-looking technology and product development. With respect to long-term basic research in areas such as energy, the environment, information technology, telecommunications and materials, projects are regularly reviewed and evaluated in consultation with outside experts to achieve research and development cost control. With respect to forward-looking, leading-edge technology and product development, Toyota establishes cost-performance benchmarks on a project-by-project basis to ensure efficient development investment.

The chart below provides an overview of Toyota’s R&D at each phase.

Phase	Description
Basic research	Phase to discover development theme Research on basic vehicle-related technology

Forward-looking and leading-edge technology development	Phase requiring technological breakthroughs such as components and systems Development of leading-edge components and systems that are more advanced than those of competitors

Product development	Phase mainly for development of new models Development of all-new models and existing-model upgrades

Toyota is promoting research and development into the early commercialization of next generation environmentally-friendly, energy-efficient and safe-vehicle technology and is making efforts to produce vehicles that are friendly to people and the environment by focusing on the following areas:

•	further improvements in hybrid technologies, including in functions and cost, and contributions to the environment through advancements;

•	improvement in gasoline engine fuel economy technology as well as improvement in technology in connection with more stringent emission standards;

•	promoting improvements in functions and fuel economy of clean diesel engines;

•	development of electric vehicles, fuel cell vehicles and other alternative fuel vehicles; and

•	development of technology designed to promote driving and vehicle safety.

For a detailed discussion of the company’s research and development infrastructure, see “Operating and Financial Review and Prospects — Research and Development, Patents and Licenses”.

Components and Parts, Raw Materials and Sources of Supply

Toyota purchases parts, components, raw materials, equipment and other supplies from multiple competing suppliers located around the world. Toyota works closely with its suppliers to pursue the most optimal purchasing possible. Toyota believes that this policy encourages technological innovation, cost reduction and other measures to strengthen its vehicle competitiveness. No single supplier accounted for more than 5% of Toyota’s consolidated purchases of raw materials and parts during fiscal 2015, except for Denso Corporation, an affiliated company of Toyota, which supplied approximately 10% of Toyota’s purchases during fiscal 2015. Toyota plans to continue purchases based on the same principle and does not anticipate any difficulty in obtaining stable supplies in the foreseeable future.

Because Toyota had more than 50 overseas operations in 28 countries and regions as of December 31, 2014, procurement of parts and components is being carried out not only locally in the country of the production site but also from third countries, and the distribution network has become increasingly more complex. In order to realize timely and efficient distribution at the same time as keeping total costs at a minimum, Toyota is promoting efforts to optimize each stage of the supply-chain. To this end, Toyota has developed a standardized system of global distribution and is supporting the operation of the system at each production base. The use of the global distribution system aims at implementing parts procurement that meets changes in vehicle production in a timely manner. These varying efforts, combined together, have led to maximized customer satisfaction, as well as to building a good working relationship with Toyota’s suppliers.

Toyota aims to share information and collaborate among the procurement divisions in each of the regions throughout the world in order to procure parts and materials from the most competitive suppliers among Toyota factories located in various areas worldwide. At the same time, Toyota carries out streamlining efforts undertaken together with suppliers in each country in order to achieve sustainable growth. In particular, Toyota has been working on a cost reduction measure referred to as RR-CI activities. RR-CI activities aim to improve competitive power through thorough localization, sharing parts and components and manufacturing reforms together with producing products matching customers’ needs in each region and vehicle category. Toyota is advancing RR-CI activities in conjunction with the TNGA. Urgent VA (value analysis) Activities began in fiscal 2008 and developed into All-Toyota VA Activities at the beginning of fiscal 2010 as part of Toyota’s ongoing unified cost reduction effort with suppliers for the various types of vehicles already on sale. In addition, Toyota has been working on the TNGA to achieve sweeping advances in basic performance and product appeal of parts and units as well as seeking cost reductions by sharing more parts and implementing manufacturing reforms.

In fiscal 2015, market prices of raw materials such as steel generally remained at the same level or slightly decreased in comparison to the prior fiscal year due in part to the depreciation of the yen despite downward pressure due to decreased demand in China. The direction of prices is still unforeseeable. Toyota is continually promoting cost reduction efforts, such as reducing the amount of raw materials it uses.

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

Capital Expenditures and Divestitures

Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2012 and March 31, 2015, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in technology and products by Toyota Motor Corporation	692.9	Japan	Internal funds, financing from issuance of bonds, etc.

Investment primarily in technology and products by Hino Motors, Ltd.	93.4	Japan	Internal funds

Investment primarily in technology and products by Daihatsu Motor Co., Ltd.	88.7	Japan	Internal funds

Investment primarily in technology and products by Toyota Auto Body Co., Ltd.	70.3	Japan	Internal funds

Investment primarily in technology and products by Primeearth EV Energy Co., Ltd.	56.9	Japan	Borrowings

Outside of Japan

Investment primarily to promote localization by Toyota Motor Thailand Co., Ltd.	133.8	Thailand	Internal funds

Investment primarily to promote localization by Toyota Motor Manufacturing Canada Inc.	113.8	Canada	Internal funds

Investment primarily to promote localization by P.T. Toyota Motor Manufacturing Indonesia	94.5	Indonesia	Internal funds

Investment primarily to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	93.8	United States	Internal funds

Investment primarily to promote localization by Toyota Argentina S.A.	67.4	Argentina	Internal funds

Investment primarily to promote localization by Toyota do Brasil Ltda.	66.5	Brazil	Internal funds

Investment primarily to promote localization by Toyota Motor Europe NV/SA	65.1	Belgium	Internal funds

Investment primarily to promote localization by Toyota Motor Manufacturing, Indiana, Inc.	63.6	United States	Internal funds

Investment primarily to promote localization by Siam Toyota Manufacturing Co., Ltd.	54.8	Thailand	Internal funds

Investment primarily in leased automobiles by Toyota Motor Credit Corporation	4,415.7	United States	Internal funds, financing from issuance of bonds, etc.

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2015 and March 2016, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in manufacturing facilities by Toyota Motor Corporation	300.0	Japan	Internal funds

Investment primarily in manufacturing facilities by Hino Motors, Ltd.	59.0	Japan	Internal funds and borrowings

Outside of Japan

Investment primarily in manufacturing facilities by Toyota Motor Thailand Co., Ltd.	61.6	Thailand	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Kentucky, Inc.	52.5	United States	Internal funds

Investment primarily in manufacturing facilities by P.T. Toyota Motor Manufacturing Indonesia	51.9	Indonesia	Internal funds and borrowings

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing Canada Inc.	42.9	Canada	Internal funds

Set forth below is additional information with respect to Toyota’s material plans to construct, expand or improve its facilities.

Toyota plans to increase production capacity at its Argentina factory from 90 thousand units to 140 thousand units annually during 2015 and 2016, and at its Sorocaba Plant in Brazil from 70 thousand units to 110 thousand units annually in 2016. Toyota also plans to build a new plant in Mexico in 2019, and to complete construction of a third plant in Guangzhou in China in 2017.

To enhance production capacity of auto parts, Toyota plans to construct a plant for hybrid vehicle battery production in China in October 2015 and a plant for passenger vehicle engine production in Indonesia and Brazil in 2016.

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

Seasonality

Toyota does not consider its seasonality material in the sense of significantly higher sales during any certain period of the year as compared to other periods of the year.

Legal Proceedings

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. In 2009 and 2010, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. Following some of these recalls and other safety measures, a large number of putative class actions and individual lawsuits were brought against Toyota, alleging that certain Toyota, Lexus and Scion vehicles contained defects that led to unintended acceleration. The class actions and individual lawsuits related to economic loss were resolved by a settlement which was approved by the United States District Court for the Central District of California in July 2013, and the settlement of those claims is final.

There were also several government investigations related to unintended acceleration. The last of these to be resolved was the investigation initiated by the U.S. Attorney for the Southern District of New York in February 2010. In March 2014, Toyota announced that it entered into a deferred prosecution agreement (“DPA”) with the U.S. Attorney’s Office to resolve its investigation. The DPA provided for a $1.2 billion payment to the U.S. government, and Toyota recorded a $1.2 billion charge against earnings in fiscal 2014. Pursuant to the DPA, an independent monitor was appointed to review and assess policies and procedures relating to Toyota’s safety communications process, its process for sharing vehicle accident information internally and its process for preparing and sharing certain technical reports.

In 2010, there was a recall related to the software program that controls the antilock braking system in certain models including the Prius, which led to putative class action lawsuits on behalf of owners of recalled vehicles and owners of vehicles which were not recalled. These cases were consolidated into two actions, one in the United States District Court for the Central District of California and one in the Los Angeles County Superior Court. In January 2013, the United States District Court for the Central District of California denied the plaintiff’s motion for class certification and granted summary judgment in Toyota’s favor resolving the claims related to the recalled vehicles, and in July 2013, the United States District Court for the Central District of California denied the plaintiff’s motion for class certification and granted summary judgment in Toyota’s favor regarding the claims related to the non-recalled vehicles. Proceedings involving the recalled vehicles in both courts have concluded. The ruling of the United States District Court for the Central District of California related to the non-recalled vehicles has been appealed.

Product liability personal injury claims related to the floor mat entrapment of accelerator pedals and slow-to-return or sticky accelerator pedal cases are pending in several consolidated cases in federal and state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP process to plaintiffs in other consolidated actions and in individual cases, as well.

Toyota has been named as a defendant in 27 economic loss class action lawsuits, which have been consolidated for pretrial purposes in the United States District Court for the Southern District of Florida, arising out of allegations that Takata airbags installed in Toyota vehicles are defective. These lawsuits are at a very early stage.

Toyota also has various other legal actions, other governmental proceedings and other claims pending against it, including other product liability claims in the United States.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, beyond the amounts accrued, would not have a material adverse effect on Toyota’s financial position, results of operations or its cash flows.

4.C ORGANIZATIONAL STRUCTURE

As of March 31, 2015, Toyota Motor Corporation had 261 Japanese subsidiaries and 280 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership interest and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
Toyota Financial Services Corporation	Japan	100.00	100.00
Hino Motors, Ltd.	Japan	50.21	50.36
Toyota Motor Kyushu, Inc.	Japan	100.00	100.00
Daihatsu Motor Co., Ltd.	Japan	51.33	51.50
Toyota Finance Corporation	Japan	100.00	100.00
Toyota Auto Body Co., Ltd.	Japan	100.00	100.00
Toyota Motor East Japan, Inc.	Japan	100.00	100.00
Toyota Motor Engineering & Manufacturing North America, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00	100.00
Toyota Motor North America, Inc.	United States	100.00	100.00
Toyota Motor Credit Corporation	United States	100.00	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Texas, Inc.	United States	100.00	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Mississippi, Inc.	United states	100.00	100.00
Toyota Motor Manufacturing Canada Inc.	Canada	100.00	100.00
Toyota Credit Canada Inc.	Canada	100.00	100.00
Toyota Canada Inc.	Canada	51.00	51.00
Toyota Motor Europe NV/SA	Belgium	100.00	100.00
Toyota Motor Manufacturing France S.A.S.	France	100.00	100.00
Toyota Kreditbank GmbH	Germany	100.00	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00	100.00
Toyota Motor Manufacturing (UK) Ltd.	United Kingdom	100.00	100.00
Toyota Financial Services (UK) PLC	United Kingdom	100.00	100.00
Toyota (GB) PLC	United Kingdom	100.00	100.00
OOO “TOYOTA MOTOR”	Russia	100.00	100.00
Toyota Motor (China) Investment Co., Ltd.	China	100.00	100.00
Toyota Motor Finance (China) Co., Ltd.	China	100.00	100.00
P.T. Toyota Motor Manufacturing Indonesia	Indonesia	95.00	95.00
Toyota Motor Asia Pacific Pte Ltd.	Singapore	100.00	100.00
Kuozui Motors, Ltd.	Taiwan	70.00	70.00
Toyota Leasing (Thailand) Co., Ltd.	Thailand	86.84	86.84
Toyota Motor Thailand Co., Ltd.	Thailand	86.43	86.43
Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Thailand	100.00	100.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00	100.00
Toyota Finance Australia Ltd.	Australia	100.00	100.00
Toyota Argentina S.A.	Argentina	100.00	100.00
Toyota do Brasil Ltda.	Brazil	100.00	100.00
Toyota South Africa Motors (Pty) Ltd.	South Africa	100.00	100.00

4.D PROPERTY, PLANTS AND EQUIPMENT

As of March 31, 2015, Toyota and its affiliated companies produced automobiles and related components through more than 50 overseas manufacturing organizations in 28 countries and regions besides Japan. The facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Thailand, China, Taiwan, India, Indonesia, South Africa, Australia, Argentina and Brazil.

In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities and research and development facilities.

The following table sets forth information, as of March 31, 2015, with respect to Toyota’s principal facilities and organizations, all of which are owned by Toyota Motor Corporation or its subsidiaries. However, small portions, all under approximately 20%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Land Area (thousand square meters)	Number of Employees	Principal Products or Functions
Japan (Toyota Motor Corporation)
Tahara Plant	Tahara City, Aichi Pref.	4,029	7,075	Automobiles
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref.	2,041	3,026	Research and Development
Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	1,930	23,023	Research and Development
Motomachi Plant	Toyota City, Aichi Pref.	1,594	7,249	Automobiles
Takaoka Plant	Toyota City, Aichi Pref.	1,312	3,551	Automobiles
Tsutsumi Plant	Toyota City, Aichi Pref.	937	4,615	Automobiles
Kamigo Plant	Toyota City, Aichi Pref.	868	2,955	Automobile parts
Kinu-ura Plant	Hekinan City, Aichi Pref.	836	3,042	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	551	1,804	Automobile parts
Nagoya Office	Nagoya City, Aichi Pref.	3	2,210	Office

Japan (Subsidiaries)

Daihatsu Motor Co., Ltd.	Ikeda City, Osaka, etc.	8,409	11,446	Automobiles
Hino Motors, Ltd.	Hino City, Tokyo, etc.	6,009	11,844	Automobiles
Toyota Auto Body Co., Ltd.	Kariya City, Aichi Pref., etc.	2,254	11,338	Automobiles
Toyota Motor East Japan, Inc.	Kurokawa-gun, Miyagi Pref., etc.	2,613	7,170	Automobiles
Toyota Motor Kyushu, Inc.	Miyawaka City, Fukuoka Pref., etc.	1,940	7,411	Automobiles

Outside Japan (Subsidiaries)

Toyota Motor Manufacturing Canada, Inc.	Ontario, Canada	4,756	6,683	Automobiles
Toyota Motor Thailand Co., Ltd.	Samutprakan, Thailand	4,414	9,933	Automobiles
Toyota Motor Sales, U.S.A., Inc.	California, U.S.A.	3,755	6,413	Sales facilities
Toyota Motor Manufacturing, Indiana, Inc.	Indiana, U.S.A.	4,348	4,745	Automobiles
Toyota Motor Manufacturing, Kentucky, Inc.	Kentucky, U.S.A.	5,161	7,442	Automobiles

Toyota is constantly engaged in upgrading, modernizing and revamping the operations of its manufacturing facilities based on its assessment of market needs and prospects. To respond flexibly to fluctuations in demand in each of its production operations throughout the world, Toyota continually reviews and implements appropriate production measures such as revising takt time and adjusting days of operation. As a result, Toyota believes it would require unreasonable effort to track the exact productive capacity and the extent of utilization of each of its manufacturing facilities with a reasonable degree of accuracy.

As of March 31, 2015, property, plant and equipment having a net book value of approximately ¥192.3 billion was pledged as collateral securing indebtedness incurred by Toyota Motor Corporation’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.

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

Overview

The business segments of Toyota include automotive operations, financial services operations and all other operations. Automotive operations are Toyota’s most significant business segment, accounting for 90% of Toyota’s total revenues before the elimination of intersegment revenues for fiscal 2015. Toyota’s primary markets based on vehicle unit sales for fiscal 2015 were: Japan (24%), North America (30%), Europe (10%) and Asia (17%).

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

During fiscal 2015, although automotive markets have progressed in a steady manner, especially in the U.S., markets in some emerging countries have become stagnant and the Japanese market slowed down due to the consumption tax increase. Efforts toward building a low-carbon society through eco-cars and improvements in safety increased worldwide.

The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market based on location of customers for the past three fiscal years.

	Thousands of units
	Year Ended March 31,
	2013	2014	2015
Japan	2,279	2,365	2,154
North America	2,469	2,529	2,715
Europe	799	844	859
Asia	1,684	1,609	1,489
Other*	1,640	1,769	1,755

Overseas total	6,592	6,751	6,818

Total	8,871	9,116	8,972

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

During fiscal 2014, Toyota’s consolidated vehicle unit sales in Japan increased as compared with prior fiscal year, primarily as a result of the active introduction of new products and the efforts of dealers nationwide. For fiscal 2014, Toyota and Lexus brands’ market share excluding mini-vehicles was 46.7% and market share (including Daihatsu and Hino brands) including mini-vehicles was 42.2%. During fiscal 2015, Toyota’s consolidated vehicle unit sales in Japan decreased as compared with the prior fiscal year under the market downturn in Japan. However, with the efforts of dealers nationwide, for fiscal 2015, Toyota and Lexus brands’ market share excluding mini-vehicles was 46.0%, and market share (including Daihatsu and Hino brands) including mini-vehicles was 41.8%, each remaining at a high level as was in the prior fiscal year. Overseas consolidated vehicle unit sales increased during fiscal 2014 and 2015. During fiscal 2014, total overseas vehicle unit sales increased as a whole, due to increased sales in North America, Europe and other regions. During fiscal 2015, total overseas vehicle unit sales increased as a whole, due to increased sales in North America and Europe.

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

Changes in laws, regulations, policies and other governmental actions can also materially impact the profitability of Toyota’s automotive operations. These laws, regulations and policies include those attributed to environmental matters, vehicle safety, fuel economy and emissions that can add significantly to the cost of vehicles. The European Union has enforced a directive on end-of-life vehicles. See “Information on the Company — Business Overview — Governmental Regulation, Environmental and Safety Standards” for a more detailed discussion of these laws, regulations and policies.

Many governments also impose local content requirements, impose tariffs and other trade barriers, and enact price or exchange controls that can limit an automaker’s operations and can make the repatriation of profits unpredictable. Changes in these laws, regulations, policies and other governmental actions may affect the production, licensing, distribution or sale of Toyota’s products, cost of products or applicable tax rates. From time-to-time when potential safety problems arise, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. In 2009 and 2010, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. In 2010, Toyota announced a recall related to the software program that controls the antilock braking system in certain models including the Prius. The recalls and other safety measures described above have led to a number of claims and lawsuits against Toyota. For a more detailed description of these claims and lawsuits, see “Information on the Company — Business Overview — Legal Proceedings” and note 23 to the consolidated financial statements.

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

Toyota’s total finance receivables increased during fiscal 2015 mainly due to the favorable impact of fluctuations in foreign currency translation rates and an increase in retail receivables. Also, vehicles and equipment on operating leases, net increased during fiscal 2015 mainly due to the favorable impact of fluctuations in foreign currency translation rates and an increase in vehicles on operating leases in financial services subsidiaries in North America.

The following table provides information regarding Toyota’s finance receivables and operating leases in the past two fiscal years.

	Yen in millions
	March 31,
	2014	2015
Finance Receivables
Retail	10,523,364	12,015,844
Finance leases	1,071,179	1,158,361
Wholesale and other dealer loans	2,875,650	3,124,079

	14,470,193	16,298,284
Deferred origination costs	161,956	179,905
Unearned income	(754,539)	(837,124)
Allowance for credit losses
Retail	(89,439)	(109,316)
Finance leases	(30,585)	(29,303)
Wholesale and other dealer loans	(26,358)	(30,053)

	(146,382)	(168,672)

Total finance receivables, net	13,731,228	15,472,393
Less – Current portion	(5,628,934)	(6,269,862)

Noncurrent finance receivables, net	8,102,294	9,202,531

Operating Leases
Vehicles	3,674,969	5,169,524
Equipment	129,029	163,195
Less – Deferred income and other	(94,438)	(132,733)

	3,709,560	5,199,986
Less – Accumulated depreciation	(808,764)	(1,080,936)
Less – Allowance for credit losses	(7,220)	(9,366)

Vehicles and equipment on operating leases, net	2,893,576	4,109,684

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

The fluctuations in funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs decreased during fiscal 2014 and 2015, mainly as a result of lower interest rates.

Toyota launched its credit card business in Japan in April 2001. As of March 31, 2014, Toyota had 12.7 million cardholders, an increase of 0.9 million cardholders compared with March 31, 2013. As of March 31, 2015, Toyota had 13.5 million cardholders, an increase of 0.8 million cardholders compared with March 31, 2014. Credit card receivables as of March 31, 2014 increased by ¥42.8 billion from March 31, 2013 to ¥380.9 billion. Credit card receivables as of March 31, 2015 was nearly equal to as of March 31, 2014 to ¥380.9 billion.

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

Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles. In calendar 2013 and 2014, Toyota produced 76.3% and 76.5%, respectively, of its non-domestic sales outside Japan. In North America, 73.7% and 74.4% of vehicles sold in calendar 2013 and 2014, respectively, were produced locally. In Europe, 69.4% and 73.7% of vehicles sold in calendar 2013 and 2014, respectively, were produced locally. Localizing production enables Toyota to locally purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.

Toyota also enters into foreign currency transactions and other hedging instruments to address a portion of its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations, which in some years can be significant. See notes 20 and 26 to the consolidated financial statements for additional information.

Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income attributable to Toyota Motor Corporation. A strengthening of the Japanese yen against other currencies has the opposite effect. In fiscal 2014 and 2015, the Japanese yen was on average and at the end of the fiscal year weaker against the U.S. dollar in comparison to fiscal 2013 and 2014, respectively. In fiscal 2014 and 2015, the Japanese yen was on average weaker against the euro in comparison to fiscal 2013 and 2014, respectively. The Japanese yen was at the end of fiscal 2014 weaker against the euro in comparison to fiscal 2013, but was at the end of fiscal 2015 stronger against the euro in comparison to fiscal 2014. See further discussion in “Quantitative and Qualitative Disclosures about Market Risk — Market Risk Disclosures — Foreign Currency Exchange Rate Risk”.

During fiscal 2014 and 2015, the average exchange rate of the Japanese yen against the U.S. dollar and the euro compared to the prior fiscal year fluctuated as described above. The operating results excluding the impact of currency fluctuations described in “Results of Operations — Fiscal 2015 Compared with Fiscal 2014” and “Results of Operations — Fiscal 2014 Compared with Fiscal 2013” show results of net revenues obtained by applying the Japanese yen’s average exchange rate in the previous fiscal year to the local currency-denominated net revenues for fiscal 2014 and 2015, respectively, as if the value of the Japanese yen had remained constant for the comparable periods. Results excluding the impact of currency fluctuations year-on-year are not on the same basis as Toyota’s consolidated financial statements and do not conform with U.S. GAAP. Furthermore, Toyota does not believe that these measures are a substitute for U.S. GAAP measures. However, Toyota believes that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

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

	Yen in millions
	Year ended March 31,
	2013	2014	2015
Japan	7,910,456	8,532,875	8,338,881
North America	6,167,821	7,938,615	9,430,450
Europe	2,003,113	2,614,070	2,690,803
Asia	4,058,629	4,475,382	4,531,178
Other*	1,924,173	2,130,969	2,243,209

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Results of Operations — Fiscal 2015 Compared with Fiscal 2014

	Yen in millions
	Year ended March 31,		2015 v. 2014 Change
	2014	2015	Amount	Percentage
Net revenues:
Japan	14,297,470	14,403,867	106,397	0.7%
North America	8,117,099	9,677,596	1,560,497	19.2
Europe	2,724,959	2,848,294	123,335	4.5
Asia	4,877,672	4,981,240	103,568	2.1
Other*	2,336,641	2,449,238	112,597	4.8
Intersegment elimination/unallocated amount	(6,661,930)	(7,125,714)	(463,784)	—

Total	25,691,911	27,234,521	1,542,610	6.0
Operating income:
Japan	1,510,165	1,571,476	61,311	4.1
North America	326,052	584,519	258,467	79.3
Europe	58,228	81,118	22,890	39.3
Asia	395,737	421,782	26,045	6.6
Other*	42,568	111,509	68,941	162.0
Intersegment elimination/unallocated amount	(40,638)	(19,840)	20,798	—

Total	2,292,112	2,750,564	458,452	20.0
Operating margin	8.9%	10.1%	1.2%
Income before income taxes and equity in earnings of affiliated companies	2,441,080	2,892,828	451,748	18.5
Net margin from income before income taxes and equity in earnings of affiliated companies	9.5%	10.6%	1.1%
Equity in earnings of affiliated companies	318,376	308,545	(9,831)	(3.1)
Net income attributable to Toyota Motor Corporation	1,823,119	2,173,338	350,219	19.2
Net margin attributable to Toyota Motor Corporation	7.1%	8.0%	0.9%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Net Revenues

Toyota had net revenues for fiscal 2015 of ¥27,234.5 billion, an increase of ¥1,542.6 billion, or 6.0%, compared with the prior fiscal year. This increase mainly reflected the favorable impact of fluctuations in foreign currency translation rates of ¥962.2 billion and changes in vehicle unit sales and sales mix of ¥360.0 billion. Excluding the impact of changes in the Japanese yen values used for translation purposes of ¥962.2 billion, net revenues would have been ¥26,272.2 billion during fiscal 2015, a 2.3% increase compared with the prior fiscal year. The North America automotive market in calendar year 2014 increased by 5.8% compared with the prior calendar year due to the market in the U.S progressing in a steady manner. However the Japanese automotive market in fiscal 2015 decreased by 8.9% compared with the prior fiscal year due to the market downturn resulting from the consumption tax increase. Under these automotive market conditions, Toyota’s consolidated vehicle unit sales decreased by 1.6% compared with the prior fiscal year to 8,972 thousand vehicles.

The table below shows Toyota’s net revenues from external customers by product category and by business.

	Yen in millions
	Year ended March 31,		2015 v. 2014 Change
	2014	2015	Amount	Percentage
Vehicles	20,353,340	21,557,684	1,204,344	5.9%
Parts and components for overseas production	431,760	402,864	(28,896)	(6.7)
Parts and components for after service	1,843,478	1,921,764	78,286	4.2
Other	1,105,277	1,123,912	18,635	1.7

Total Automotive	23,733,855	25,006,224	1,272,369	5.4
All Other	578,789	606,612	27,823	4.8

Total sales of products	24,312,644	25,612,836	1,300,192	5.3
Financial services	1,379,267	1,621,685	242,418	17.6

Total	25,691,911	27,234,521	1,542,610	6.0%

Toyota’s net revenues include net revenues from sales of products, consisting of net revenues from automotive operations and all other operations, which increased by 5.3% during fiscal 2015 compared with the prior fiscal year to ¥25,612.8 billion, and net revenues from financial services operations which increased by 17.6% during fiscal 2015 compared with the prior fiscal year to ¥1,621.6 billion. Excluding the impact of changes in the Japanese yen values used for translation purposes of ¥864.5 billion, net revenues from sales of products would have been ¥24,748.2 billion during fiscal 2015, a 1.8% increase compared with the prior fiscal year. The increase in net revenues from sales of products is mainly due to changes in vehicle unit sales and sales mix. Excluding the impact of changes in the Japanese yen values used for translation purposes of ¥97.7 billion, net revenues from financial services operations would have been ¥1,523.9 billion during fiscal 2015, a 10.5% increase compared with the prior fiscal year.

The following table shows the number of financing contracts by geographic region at the end of fiscal 2015 and 2014, respectively.

	Number of financing contracts in thousands
	Year ended March 31,		2015 v. 2014 Change
	2014	2015	Amount	Percentage
Japan	1,813	1,873	60	3.3%
North America	4,791	5,046	255	5.3
Europe	879	910	31	3.6
Asia	1,167	1,382	215	18.4
Other*	688	741	53	7.7

Total	9,338	9,952	614	6.6%

*	“Other” consists of Central and South America, Oceania and Africa.

Geographically, net revenues (before the elimination of intersegment revenues) for fiscal 2015 increased by 0.7% in Japan, 19.2% in North America, 4.5% in Europe, 2.1% in Asia, and 4.8% in Other compared with the prior fiscal year. Excluding the impact of changes in the Japanese yen values used for translation purposes of ¥962.2 billion, net revenues in fiscal 2015 would have increased by 0.7% in Japan, 9.5% in North America, 4.4% in Europe and 7.2% in Other compared with the prior fiscal year, and would have decreased by 3.7% in Asia compared with the prior fiscal year.

The following is a discussion of net revenues in each geographic market (before the elimination of intersegment revenues).

Japan

	Thousands of units
	Year ended March 31,		2015 v. 2014 Change
	2014	2015	Amount	Percentage
Toyota’s consolidated vehicle unit sales*	4,220	3,938	(282)	(6.7)%
* including number of exported vehicle unit sales

	Yen in millions
	Year ended March 31,		2015 v. 2014 Change
	2014	2015	Amount	Percentage
Net revenues:
Sales of products	14,179,710	14,283,195	103,485	0.7%
Financial services	117,760	120,672	2,912	2.5

Total	14,297,470	14,403,867	106,397	0.7%

Net revenues in Japan increased due primarily to the effect of changes in exchange rates related to export transactions, despite Toyota’s domestic and exported vehicle unit sales decreasing by 282 thousand vehicles compared with the prior fiscal year. For fiscal 2014 and 2015, exported vehicle unit sales were 1,854 thousand units and 1,784 thousand units, respectively.

North America

	Thousands of units
	Year ended March 31,		2015 v. 2014 Change
	2014	2015	Amount	Percentage
Toyota’s consolidated vehicle unit sales	2,529	2,715	186	7.3%

	Yen in millions
	Year ended March 31,		2015 v. 2014 Change
	2014	2015	Amount	Percentage
Net revenues:
Sales of products	7,234,376	8,601,879	1,367,503	18.9%
Financial services	882,723	1,075,717	192,994	21.9

Total	8,117,099	9,677,596	1,560,497	19.2%

Net revenues in North America increased due primarily to the favorable effect of fluctuations of currency translation rates to the Japanese yen, and the 186 thousand vehicles increase in vehicle unit sales compared with the prior fiscal year. The vehicle unit sales increased due mainly to the market progressing in a steady manner and strong sales of the Corolla, RAV4 and other car models.

Europe

	Thousands of units
	Year ended March 31,		2015 v. 2014 Change
	2014	2015	Amount	Percentage
Toyota’s consolidated vehicle unit sales	844	859	15	1.8%

	Yen in millions
	Year ended March 31,		2015 v. 2014 Change
	2014	2015	Amount	Percentage
Net revenues:
Sales of products	2,630,408	2,750,164	119,756	4.6%
Financial services	94,551	98,130	3,579	3.8

Total	2,724,959	2,848,294	123,335	4.5%

Net revenues in Europe increased due primarily to the 15 thousand vehicles increase in vehicle unit sales compared with the prior fiscal year. The vehicle unit sales increased due mainly to the strong sales in Western Europe, especially in Italy and the United Kingdom.

Asia

	Thousands of units
	Year ended March 31,		2015 v. 2014 Change
	2014	2015	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,609	1,489	(120)	(7.4)%

	Yen in millions
	Year ended March 31,		2015 v. 2014 Change
	2014	2015	Amount	Percentage
Net revenues:
Sales of products	4,755,114	4,833,952	78,838	1.7%
Financial services	122,558	147,288	24,730	20.2

Total	4,877,672	4,981,240	103,568	2.1%

Net revenues in Asia increased due primarily to the favorable impact of fluctuations in foreign currency translation rates despite the vehicle unit sales decreasing by 120 thousand compared with the prior fiscal year. The decrease in vehicle unit sales was due mainly to decreased sales in Thailand and Indonesia, which in turn was attributable mainly to the shrinking of the market and competitive market conditions.

Other

	Thousands of units
	Year ended March 31,		2015 v. 2014 Change
	2014	2015	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,769	1,755	(14)	(0.8)%

	Yen in millions
	Year ended March 31,		2015 v. 2014 Change
	2014	2015	Amount	Percentage
Net revenues:
Sales of products	2,162,505	2,255,122	92,617	4.3%
Financial services	174,136	194,115	19,979	11.5

Total	2,336,641	2,449,238	112,597	4.8%

Net revenues in Other increased due primarily to the changes in vehicle sales mix despite vehicle unit sales decreasing by 14 thousand vehicles compared with the prior fiscal year.

Operating Costs and Expenses

	Yen in millions
	Year ended March 31,		2015 v. 2014 Change
	2014	2015	Amount	Percentage
Operating costs and expenses
Cost of products sold	19,988,245	20,916,362	928,117	4.6%
Cost of financing operations	812,894	925,314	112,420	13.8
Selling, general and administrative	2,598,660	2,642,281	43,621	1.7

Total	23,399,799	24,483,957	1,084,158	4.6%

Yen in millions
2015 v. 2014 Change
Changes in operating costs and expenses:
Effect of changes in vehicle unit sales and sales mix	470,000
Effect of fluctuation in foreign currency translation rates	895,500
Effect of cost reduction efforts	(280,000)
Other	(1,342)

Total	1,084,158

Operating costs and expenses increased by ¥1,084.1 billion, or 4.6%, to ¥24,483.9 billion during fiscal 2015 compared with the prior fiscal year. This increase resulted mainly from the ¥895.5 billion unfavorable impact of fluctuations in foreign currency translation rates and the ¥470.0 billion impact of changes in vehicle unit sales and sales mix, partially offset by the ¥280.0 billion impact of cost reduction efforts and the ¥1.3 billion decrease in other.

The decrease in other was due mainly to the ¥125.0 billion payment to the U.S government based on the agreement with the U.S. Attorney’s Office for the Southern District of New York to resolve its investigation and the ¥83.0 billion costs related to ending the vehicle and engine production in Australia, both being recorded in the prior fiscal year, partially offset by the ¥140.0 billion increase in product quality related expenses and the ¥100.0 billion increase in research and development expenses as compared to the prior fiscal year. See note 23 to the consolidated financial statements for further discussion on the payment to the U.S government based on the agreement with the U.S. Attorney’s Office for the Southern District of New York to resolve its investigation, and see note 27 to the consolidated financial statements for further discussion on the costs related to ending the vehicle and engine production in Australia.

The increase in product quality related expenses was due mainly to the increase in provisions for recalls and other safety measures resulting from increase in actual payments during fiscal 2015 and the weakening of the Japanese yen against other currencies at the end of fiscal 2015 in comparison to the prior fiscal year. See note 13 to the consolidated financial statements for further discussion.

During fiscal 2015 and beyond, Toyota announced recalls and other safety measures including the following:

In April 2014, Toyota announced in Japan and other regions the voluntary safety recall on certain Toyota vehicles in relation to the electrical wiring (spiral cable) assembled in the steering column. In April 2014, Toyota announced in Japan and other regions the voluntary safety recall on certain Toyota vehicles in relation to the slide and lock mechanism of the driver’s seat, the windshield wiper motor and the steering column mounting bracket beneath the instrument panel. In June, October, November and December 2014 and in May and June 2015, Toyota announced in Japan and other regions the voluntary safety recall on certain Toyota and Lexus vehicles in relation to the driver/front passenger airbag inflator.

The increase in research and development expenses was due mainly to active investments in advanced technology development to support Toyota’s future growth.

Cost Reduction Efforts

During fiscal 2015, continued cost reduction efforts together with suppliers contributed to a reduction of operating costs and expenses by ¥280.0 billion. This was due to ¥220.0 billion in cost reduction efforts concerning design related costs due mainly to ongoing value engineering activities, and ¥60.0 billion in cost reduction efforts at plants and logistics department.

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

Cost of Products Sold

Cost of products sold increased by ¥928.1 billion, or 4.6%, to ¥20,916.3 billion during fiscal 2015 compared with the prior fiscal year. The increase resulted mainly from the ¥691.0 billion unfavorable impact of fluctuations in foreign currency translation rates, the ¥420.0 billion impact of changes in vehicle unit sales and sales mix, and the ¥140.0 billion increase in product quality related expenses, partially offset by the ¥280.0 billion impact of cost reduction efforts and the ¥80.0 billion costs related to ending the vehicle and engine production in Australia recorded in the prior fiscal year.

Cost of Financing Operations

Cost of financing operations increased by ¥112.4 billion, or 13.8%, to ¥925.3 billion during fiscal 2015 compared with the prior fiscal year. The increase resulted mainly from the ¥90.7 billion unfavorable impact of fluctuations in foreign currency translation rates.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥43.6 billion, or 1.7%, to ¥2,642.2 billion during fiscal 2015 compared with the prior fiscal year. This increase mainly reflected the ¥113.6 billion unfavorable impact of fluctuations in foreign currency translation rates, partially offset by the ¥125.0 billion payment to the U.S government based on the agreement with the U.S. Attorney’s Office for the Southern District of New York to resolve its investigation recorded in the prior fiscal year.

Operating Income

Yen in millions
2015 v. 2014 Change
Changes in operating income and loss:
Effect of changes in exchange rates	280,000
Effect of cost reduction efforts	280,000
Effect of marketing activities	(70,000)
Effect of increase of miscellaneous costs and others	(160,000)
Other	128,452

Total	458,452

Toyota’s operating income increased by ¥458.4 billion, or 20.0%, to ¥2,750.5 billion during fiscal 2015 compared with the prior fiscal year. This increase was due mainly to the ¥280.0 billion favorable impact of changes in foreign currency exchange rates, and ¥280.0 billion impact of cost reduction efforts, partially offset by the ¥70.0 billion impact of marketing activities, and ¥160.0 billion increase in miscellaneous costs and others. The increase in miscellaneous costs and others was due mainly to the ¥140.0 billion increase in product quality related expenses, the ¥100.0 billion increase in research and development expenses, and ¥80.0 billion increase in labor costs, partially offset by the ¥125.0 billion payment to the U.S government based on the agreement with the U.S. Attorney’s Office for the Southern District of New York to resolve its investigation and the ¥83.0 billion costs related to ending the vehicle and engine production in Australia, both being recorded in the prior fiscal year.

Marketing efforts and marketing activities include changes in vehicle unit sales and sales mix, sales expenses and other.

During fiscal 2015, operating income (before elimination of intersegment profits), compared with the prior fiscal year increased by ¥61.3 billion, or 4.1%, in Japan, ¥258.4 billion, or 79.3%, in North America, ¥22.8 billion, or 39.3%, in Europe, ¥26.0 billion, or 6.6%, in Asia, and ¥68.9 billion, or 162.0%, in Other.

The following is a description of operating income in each geographic market.

Japan

Yen in millions
2015 v. 2014 Change
Changes in operating income and loss:
Effect of changes in exchange rates	360,000
Effect of cost reduction efforts	195,000
Effect of marketing activities	(270,000)
Effect of increase of miscellaneous costs and others	(225,000)
Other	1,311

Total	61,311

North America

Yen in millions
2015 v. 2014 Change
Changes in operating income and loss:
Effect of changes in exchange rates	(40,000)
Effect of cost reduction efforts	70,000
Effect of marketing efforts	105,000
Other	123,467

Total	258,467

Europe

Yen in millions
2015 v. 2014 Change
Changes in operating income and loss:
Effect of changes in exchange rates	(10,000)
Effect of cost reduction efforts	20,000
Effect of marketing efforts	10,000
Other	2,890

Total	22,890

Asia

Yen in millions
2015 v. 2014 Change
Changes in operating income and loss:
Effect of changes in exchange rates	10,000
Effect of cost reduction efforts	25,000
Effect of marketing activities	(15,000)
Other	6,045

Total	26,045

Other

Yen in millions
2015 v. 2014 Change
Changes in operating income and loss:
Effect of changes in exchange rates	(40,000)
Effect of marketing efforts	100,000
Effect of decrease of miscellaneous costs and others	35,000
Other	(26,059)

Total	68,941

Other Income and Expenses

Interest and dividend income increased by ¥31.7 billion, or 27.5%, to ¥147.1 billion during fiscal 2015 compared with the prior fiscal year.

Interest expense increased by ¥3.2 billion, or 16.5%, to ¥22.8 billion during fiscal 2015 compared with the prior fiscal year.

Foreign exchange gain, net increased by ¥37.8 billion, or 75.4%, to ¥88.1 billion during fiscal 2015 compared with the prior fiscal year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated assets and liabilities recognized through transactions in foreign currencies translated at prevailing exchange rates and the value at the date the transaction settled during the fiscal year, including those settled using forward foreign currency exchange contracts, or the value translated by appropriate year-end exchange rates. The ¥37.8 billion increase in foreign exchange gain, net was due mainly to the gains recorded in fiscal 2015 resulting from the Japanese yen being weaker against foreign currencies at the dates of settlement of the foreign currency trade accounts receivable than at the dates of the transactions.

Other income (loss), net decreased by ¥73.0 billion to a loss of ¥70.1 billion during fiscal 2015 compared with the prior fiscal year. The decrease was due mainly to the effect of the reissuance of treasury stock for Toyota Mobility Foundation, a General Incorporated Foundation. See note 16 to the consolidated financial statements for further discussion.

Income Taxes

The provision for income taxes increased by ¥125.6 billion, or 16.4%, to ¥893.4 billion during fiscal 2015 compared with the prior fiscal year due mainly to the increase in income before income taxes and equity in earnings of affiliated companies. The effective tax rate for fiscal 2015 was 30.9%, which was lower than the statutory tax rate in Japan. This was due mainly to the increase in tax credits and the effect of foreign subsidiaries where statutory tax rates are lower than that of Japan.

Net Income Attributable to Noncontrolling Interests and Equity in Earnings of Affiliated Companies

Net income attributable to noncontrolling interests decreased by ¥33.9 billion, or 20.2%, to ¥134.5 billion during fiscal 2015 compared with the prior fiscal year. This was due mainly to a decrease during fiscal 2015 in net income attributable to the shareholders of consolidated subsidiaries.

Equity in earnings of affiliated companies during fiscal 2015 decreased by ¥9.8 billion, or 3.1%, to ¥308.5 billion compared with the prior fiscal year. This decrease was due mainly to a decrease during fiscal 2015 in net income attributable to the shareholders of affiliated companies accounted for by the equity method.

Net Income Attributable to Toyota Motor Corporation

Net income attributable to the shareholders of Toyota Motor Corporation increased by ¥350.2 billion, or 19.2%, to ¥2,173.3 billion during fiscal 2015 compared with the prior fiscal year.

Other Comprehensive Income and Loss

Other comprehensive income increased by ¥65.1 billion, or 7.4%, to ¥949.3 billion for fiscal 2015 compared with the prior fiscal year. This increase resulted from unrealized holding gains on securities in fiscal 2015 of ¥567.0 billion compared with gains of ¥493.7 billion in the prior fiscal year due mainly to an increase in prices of marketable securities in stock exchange markets in Japan, and from favorable foreign currency translation adjustments gains of ¥380.4 billion in fiscal 2015 compared with gains of ¥296.9 billion in the prior fiscal year due mainly to depreciation of the yen against the U.S. dollar, partially offset by pension liability adjustments in fiscal 2015 of ¥1.9 billion compared with gains of ¥93.5 billion in the prior fiscal year.

Segment Information

The following is a discussion of the results of operations for each of Toyota’s operating segments. The amounts presented are prior to intersegment elimination.

	Yen in millions
	Year ended March 31,		2015 v. 2014 Change
	2014	2015	Amount	Percentage
Automotive:
Net revenues	23,781,404	25,062,129	1,280,725	5.4%
Operating income	1,938,778	2,325,310	386,532	19.9
Financial Services:
Net revenues	1,421,047	1,661,149	240,102	16.9
Operating income	294,891	361,833	66,942	22.7
All Other:
Net revenues	1,151,280	1,255,791	104,511	9.1
Operating income	64,270	65,650	1,380	2.1
Intersegment elimination/unallocated amount:
Net revenues	(661,820)	(744,548)	(82,728)	—
Operating income	(5,827)	(2,229)	3,598	—

Automotive Operations Segment

The automotive operations segment is Toyota’s largest operating segment by net revenues. Net revenues for the automotive segment increased during fiscal 2015 by ¥1,280.7 billion, or 5.4%, to ¥25,062.1 billion compared with the prior fiscal year. The increase mainly reflects the ¥860.1 billion favorable impact of fluctuations in foreign currency translation rates and the ¥360.0 billion favorable impact of changes in vehicle unit sales and sales mix.

Operating income from the automotive operations increased by ¥386.5 billion, or 19.9%, to ¥2,325.3 billion during fiscal 2015 compared with the prior fiscal year. This increase in operating income was due mainly to the ¥280.0 billion favorable impact of changes in foreign currency exchange rates and the ¥280.0 billion impact of cost reduction efforts, partially offset by the ¥70.0 billion impact of marketing activities and the ¥160.0 billion increase in miscellaneous costs and others.

The impact of marketing activities was due primarily to the decrease in Toyota’s vehicle unit sales by 144 thousand vehicles compared with the prior fiscal year. Although the vehicle unit sales in North America increased due mainly to the market progressing in a steady manner, the vehicle unit sales overall decreased due mainly to the market downturn in Japan resulting from the consumption tax increase and the market downturn in major Asian countries. The increase in miscellaneous costs and others was due mainly to the ¥140.0 billion increase in product quality related expenses, the ¥100.0 billion increase in research and development expenses and the ¥80.0 billion increase in labor costs, partially offset by the ¥125.0 billion payment to the U.S government based on the agreement with the U.S. Attorney’s Office for the Southern District of New York to resolve its investigation recorded in the prior fiscal year.

Financial Services Operations Segment

Net revenues for the financial services operations increased during fiscal 2015 by ¥240.1 billion, or 16.9%, to ¥1,661.1 billion compared with the prior fiscal year. This increase was primarily due to the ¥98.2 billion favorable impact of fluctuations in foreign currency translation rates.

Operating income from financial services operations increased by ¥66.9 billion, or 22.7%, to ¥361.8 billion during fiscal 2015 compared with the prior fiscal year. This increase was due primarily to the recording of ¥61.9 billion of valuation gains on interest rate swaps stated at fair value, mainly in North America.

All Other Operations Segment

Net revenues for Toyota’s other operations segments increased by ¥104.5 billion, or 9.1%, to ¥1,255.7 billion during fiscal 2015 compared with the prior fiscal year.

Operating income from Toyota’s other operations segments increased by ¥1.3 billion, or 2.1%, to ¥65.6 billion during fiscal 2015 compared with the prior fiscal year.

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

Recent Accounting Pronouncements in the United States

In May 2014, the Financial Accounting Standards Board (“FASB”) issued updated guidance on the recognition of revenue from contracts with customers. This guidance will supersede the current revenue recognition guidance. This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In February 2015, the FASB issued updated guidance that amends the analysis a reporting entity must perform to determine whether it should consolidate certain legal entities. This guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. This guidance is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance to help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement. This guidance is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

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

Yen in millions
Effect on the allowance for credit losses as of March 31, 2015
10 percent change in frequency of occurrence or expected severity of loss	4,566

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

Yen in millions
Effect on the residual value losses over the remaining terms of the operating leases on and after April 1, 2015
1 percent increase in vehicle return rate	1,803
1 percent increase in end-of-term market values	9,373

Impairment of Long-Lived Assets

Toyota periodically reviews the carrying value of its long-lived assets held and used and assets to be disposed of, including intangible assets, when events and circumstances warrant such a review. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Management believes that the estimates of future cash flows and fair values are reasonable. However, changes in estimates of such cash flows and fair values would affect the evaluations and negatively affect future operating results of the automotive operations. In fiscal 2014, Toyota recorded long-lived assets impairment charges relating to the end of production in Australia and in fiscal 2015, recorded additional charges. See note 27 to the consolidated financial statements for further discussion.

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

The two most critical assumptions impacting the calculation of pension costs and obligations are the discount rates and the expected rates of returns on plan assets. Toyota determines the discount rates mainly based on the rates of high quality fixed income bonds or fixed income governmental bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. Toyota determines the expected rates of return for pension assets after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions. A weighted-average discount rate of 1.4% domestically and 4.8% overseas and a weighted-average expected rate of return on plan assets of 2.5% domestically and 6.7% overseas are the results of assumptions used for the various pension plans in calculating Toyota’s consolidated pension costs for fiscal 2015. Also, a weighted-average discount rate of 1.1% domestically and 4.0% overseas is the result of assumption used for the various pension plans in calculating Toyota’s consolidated pension obligations for fiscal 2015.

Sensitivity analysis

The following table illustrates the effects of assumed changes in weighted-average discount rates and the weighted-average expected rate of return on plan assets, which Toyota believes are critical estimates in determining pension costs and obligations, assuming all other assumptions are consistent.

	Yen in millions
	Domestic		Overseas
	Effect on pre-tax income for the year ended March 31, 2016	Effect on obligations for the year ended March 31, 2015	Effect on pre-tax income for the year ended March 31, 2016	Effect on obligations for the year ended March 31, 2015
Discount rates
0.5% decrease	(8,040)	133,768	(6,735)	85,189
0.5% increase	7,750	(123,317)	6,402	(78,241)
Expected rate of return on plan assets
0.5% decrease	(7,239)		(3,568)
0.5% increase	7,239		3,568

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

Reissuance of treasury stock for Toyota Mobility Foundation, a General Incorporated Foundation

Toyota Motor Corporation reissued treasury stock for Toyota Mobility Foundation, a General Incorporated Foundation (the “Foundation”), and the difference between amount of proceeds and fair value of treasury stock on reissuance was included in “Other income (expense)”. The fair value of treasury stock was measured using a dividend discount model due to the restrictions on transfer in the reissued stock for the Foundation. These estimates are based upon valuation methodologies deemed appropriate under the circumstances. See note 16 to the consolidated financial statements for further discussion.

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

Outlook

As for our future business environment, in the world economy, the U.S. is expected to recover steadily. Also the European economy is picking up gradually chiefly in the eurozone, while the economies of several countries are likely to slow down, such as in Russia which is weighed down by declines in crude oil prices. Emerging countries also show downside risk. The Japanese economy is expected to recover gradually through improvements in employment and income conditions, although attention needs to be paid to for example uncertainty in overseas economies.

The automotive market is expected to expand gradually, mainly in the U.S. However, amid adaptation of eco-car promotion policies in various countries and increased efforts toward the development of safety technologies, as well as continuing advances in information and communication technology, fierce competition exists on a global scale. In light of the foregoing external factors, Toyota expects that net revenues for fiscal 2016 will increase compared with fiscal 2015 due to price revisions and other factors, partially offset by a decrease in vehicle unit sales. Toyota expects that operating income will increase in fiscal 2016 compared with fiscal 2015 due mainly to the favorable impact of cost reduction efforts and marketing efforts, partially offset by an increase in miscellaneous costs. Toyota expects that income before income taxes and equity in earnings of affiliated companies and net income attributable to Toyota Motor Corporation will also increase in fiscal 2016.

For the purposes of this outlook discussion, Toyota is assuming an average exchange rate of ¥115 to the U.S. dollar and ¥125 to the euro. Exchange rate fluctuations can materially affect Toyota’s operating results. In particular, a strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota’s operating results. See “Operating and Financial Review and Prospects — Operating Results — Overview — Currency Fluctuations” for further discussion.

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

In fiscal 2016, Toyota expects to sufficiently fund its capital expenditures and research and development activities through cash and cash equivalents on hand, and cash generated by operations. Toyota will use its funds for the development of environment technologies, maintenance and replacement of manufacturing facilities, and the introduction of new products. See “Information on the Company — Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures for fiscal 2013, 2014 and 2015, and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota funds its financing programs for customers and dealers, including loans and leasing programs, from both cash generated by operations and borrowings by its sales finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.

Net cash provided by operating activities increased by ¥39.7 billion to ¥3,685.7 billion for fiscal 2015, compared with ¥3,646.0 billion for fiscal 2014.

The increase was primarily attributable to the ¥458.4 billion increase in operating income and the ¥158.2 billion increase in depreciation charges, i.e. noncash expenses, resulting from an increase in capital expenditures. Results of operations are recorded on an accrual basis and are therefore different from cash provided or used in operating activities. Accordingly the ¥52.4 billion decrease in accrued trade receivables resulting from a decrease in vehicle unit sales in March in Japan and ¥84.7 billion increase in accrued accounts payables resulting from the consumption tax increase in Japan are attributed to the increase in net cash provided by operating activities. On the other hand the ¥734.6 billion increase in cash payments for income taxes for fiscal 2015 resulting from an increase of provisional tax payment partially offset the increase.

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

Results of operations are recorded on an accrual basis and are therefore different from cash provided or used in operating activities. Other than operating income, the increase of net cash provided by operating activities was primarily attributable to the ¥438.5 billion increase in “accrued income taxes” for fiscal 2014 resulting from the increase in income before income taxes, compared with an increase of ¥22.1 billion for fiscal 2013 resulting from the increase in income before income taxes that was partially offset by the usage of operating loss carryforwards. The increase in “accrued income taxes” in fiscal 2014 was partially offset by the ¥160.0 billion in “deferred income taxes” for fiscal 2013 mainly due to the usage of operating loss carryforwards.

Net cash used in investing activities decreased by ¥522.7 billion to ¥3,813.4 billion for fiscal 2015, compared with ¥4,336.2 billion for fiscal 2014. The decrease was primarily attributable to the ¥907.6 billion decrease in purchases of marketable securities and security investments, partially offset by the ¥502.5 billion increase in purchases of equipment leased to others.

Net cash used in investing activities increased by ¥1,308.9 billion to ¥4,336.2 billion for fiscal 2014, compared with ¥3,027.3 billion for fiscal 2013. The increase was primarily attributable to the ¥675.6 billion increase in purchases of marketable securities and security investments and to the ¥589.0 billion increase in purchases of equipment leased to others.

Net cash provided by financing activities decreased by ¥613.4 billion to ¥306.0 billion for fiscal 2015, compared with ¥919.4 billion for fiscal 2014. The decrease was primarily attributable to the ¥158.9 billion increase in dividends paid and the ¥356.9 billion increase in repurchase and reissuance of treasury stock. In addition, the increase in payments of debt exceeded the increase in proceeds from issuance of debt.

Net cash provided by financing activities increased by ¥442.2 billion to ¥919.4 billion for fiscal 2014, compared with ¥477.2 billion for fiscal 2013. The increase was primarily attributable to the ¥699.0 billion increase in proceeds from issuance of long-term debt, partially offset by the ¥306.7 billion increase in payments of long-term debt.

Total capital expenditures for property, plant and equipment, excluding vehicles and equipment on operating leases, were ¥1,146.3 billion during fiscal 2015, an increase of 18.2% from the ¥970.0 billion in total capital expenditures during the prior fiscal year. This increase was due primarily to an increase in investments in Japan and North America.

Total capital expenditures for vehicles and equipment on operating leases were ¥2,211.2 billion during fiscal 2015, an increase of 29.4% from the ¥1,708.6 billion in total capital expenditures during the prior fiscal year. This increase was due primarily to an increase in investments in the financial services operations.

Toyota expects investments in property, plant and equipment, excluding vehicles and equipment on operating leases, to be approximately ¥1,200.0 billion during fiscal 2016.

Cash and cash equivalents were ¥2,284.5 billion as of March 31, 2015. Most of Toyota’s cash and cash equivalents are held in Japanese yen or in U.S. dollars. In addition, time deposits were ¥149.3 billion and marketable securities were ¥2,782.0 billion as of March 31, 2015.

Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, increased during fiscal 2015 by ¥1,176.9 billion, or 13.4%, to ¥9,936.0 billion.

Trade accounts and notes receivable, less allowance for doubtful accounts increased during fiscal 2015 by ¥72.4 billion, or 3.6%, to ¥2,108.6 billion. This increase was due mainly to the fluctuations in foreign currency translation rates.

Inventories increased during fiscal 2015 by ¥242.9 billion, or 12.8%, to ¥2,137.6 billion. This increase was due mainly to the fluctuations in foreign currency translation rates.

Total finance receivables, net increased during fiscal 2015 by ¥1,741.1 billion, or 12.7%, to ¥15,472.3 billion. This increase was due mainly to the fluctuations in foreign currency translation rates and an increase in the number of financing contracts. As of March 31, 2015, finance receivables were geographically distributed as follows: in North America 59.3%, in Asia 12.8%, in Europe 9.5%, in Japan 7.9% and in Other 10.5%.

Marketable securities and other securities investments, including those included in current assets, increased during fiscal 2015 by ¥1,602.3 billion, or 18.2%, reflecting an increase in the fair values of common stocks and purchase of marketable securities and security investments.

Property, plant and equipment increased during fiscal 2015 by ¥1,654.4 billion, or 21.7%, primarily reflecting fluctuations in foreign currency translation rates and the increase in the capital expenditures, partially offset by the impacts of depreciation charges during the year.

Accounts and notes payable increased during fiscal 2015 by ¥197.3 billion, or 8.9%. This increase was due mainly to the increase in the consumption tax in Japan.

Accrued expenses increased during fiscal 2015 by ¥355.5 billion, or 15.4%. This increase was due mainly to the increase in product quality related expenses.

Income taxes payable decreased during fiscal 2015 by ¥246.0 billion, or 41.4%. This decrease was due mainly to an increase in provisional tax payment.

Toyota’s total borrowings increased during fiscal 2015 by ¥2,650.4 billion, or 16.2%. Toyota’s short-term borrowings consist of loans with a weighted-average interest rate of 2.83% and commercial paper with a weighted-average interest rate of 0.41%. Short-term borrowings increased during fiscal 2015 by ¥217.3 billion, or 4.5%, to ¥5,048.1 billion. Toyota’s long-term debt consists of unsecured and secured loans, medium-term notes, unsecured and secured notes and long-term capital lease obligations with interest rates ranging from 0.01% to 41.79%, and maturity dates ranging from 2015 to 2047. The current portion of long-term debt increased during fiscal 2015 by ¥965.6 billion, or 32.7%, to ¥3,915.3 billion and the non-current portion increased by ¥1,467.4 billion, or 17.2%, to ¥10,014.3 billion. The increase in total borrowings resulted mainly from an increase in medium-term notes. As of March 31, 2015, approximately 48% of long-term debt was denominated in U.S. dollars, 12% in Japanese yen, 8% in Australian dollars, and 32% in other currencies. Toyota hedges interest rate risk exposure of fixed-rate borrowings by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.

As of March 31, 2015, Toyota’s total interest bearing debt was 113.0% of Toyota Motor Corporation shareholders’ equity, compared with 112.8% as of March 31, 2014.

The following table provides information for credit rating of Toyota’s short-term borrowing and long-term debt from rating agencies, Standard & Poor’s Ratings Group (S&P), Moody’s Investors Services (Moody’s), and Rating and Investment Information, Inc. (R&I), as of May 31, 2015. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

	S&P	Moody’s	R&I
Short-term borrowing	A-1+	P-1	—
Long-term debt	AA-	Aa3	AA+

Toyota’s unfunded pension liabilities of Japanese plans decreased during fiscal 2015 by ¥139.6 billion, or 33.8%, to ¥273.4 billion. The liabilities of foreign plans increased during fiscal 2015 by ¥138.8 billion, or 111.4%, to ¥263.4 billion. The unfunded amounts will be funded through future cash contributions by Toyota or in some cases will be settled on the retirement date of each covered employee. The decrease in unfunded pension liabilities of the Japanese plans as of the end of fiscal 2015 compared with the prior fiscal year end reflects mainly an increase in pension assets due to an increase in equity security prices, despite an increase in pension benefit obligations that resulted from a decline in discount rate. The increase in unfunded pension liabilities of foreign plans reflects mainly an increase in pension benefit obligations that resulted from a decline in discount rate. See note 19 to the consolidated financial statements for further discussion.

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

5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Toyota’s research and development is dedicated to capturing the increasingly diverse and sophisticated market through the development of attractive, affordable, high-quality products for customers worldwide. The intellectual property that R&D generates is a vital management resource that Toyota utilizes and protects to maximize its corporate value. For a more detailed discussion of the company’s research and development objectives and policies, see “Information on the Company — Business Overview — Research and Development”.

Toyota’s research and development expenditures were approximately ¥1,004.5 billion in fiscal 2015, ¥910.5 billion in fiscal 2014 and ¥807.4 billion in fiscal 2013.

Toyota operates a global research and development organization with the primary goal of building automobiles that meet the needs of customers in every region of the world. In Japan, research and development operations are led by Toyota and Toyota Central Research & Development Laboratories, Inc., which works closely with Daihatsu Motor Co., Ltd., Hino Motors, Ltd., Toyota Auto Body Co., Ltd., Toyota Motor East Japan, Inc., and many other Toyota group companies. Overseas, Toyota has a worldwide network of technical centers as well as design and motorsports research and development centers.

The following table provides information on Toyota’s principal research and development facilities.

Facility	Principal Activity
Japan

Toyota Technical Center	Product planning, style, design and evaluation

Higashi-Fuji Technical Center	Advanced research and development

Tokyo Design Research & Laboratory	Research of advanced styling designs

Shibetsu Proving Ground	Vehicle testing and evaluation

Toyota Central R&D Labs., Inc.	Basic research

United States

Toyota Motor Engineering and Manufacturing North America, Inc.	North American production and product planning, upper body planning, evaluation

Calty Design Research, Inc.	Design

Toyota Research Institute of North America (TRI-NA)	Advanced research relating to “energy and environment”, “safety” and “mobility infrastructure”

Europe

Toyota Motor Europe NV/SA	Upper body planning for European production, evaluation and advanced research

Toyota Europe Design Development S.A.R.L.	Design

Toyota Motorsport GmbH	Development of motor sports vehicles

Asia Pacific

Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Production, planning and evaluation of vehicles that are produced in Australia and Asia

Toyota Technical Center Asia Pacific Australia Pty, Ltd.	Production, planning and evaluation of vehicles that are produced in Australia and Asia

China

Toyota Motor Engineering and Manufacturing (China) Co., Ltd.	Research of new, low-energy vehicle technology, vehicle evaluation and quality assurance in China

FAW Toyota Research & Development Co., Ltd	Design and evaluation of vehicles manufactured in China

GAC Toyota Motor Co., Ltd. R&D Center	Design and evaluation of vehicles manufactured in China

Toyota decided to reorganize its subsidiary and vehicle development partner Toyota Technical Development Corporation, integrating its vehicle development functions into Toyota from January 2016.

Toyota carefully analyzes patents and the need for patents in each area of research to formulate more effective research and development strategies. Toyota identifies research and development projects in which it should acquire patents, and files relevant applications as necessary to help build a strong global patent portfolio.

In addition, Toyota wishes to contribute to sustainable mobility by promoting the spread of technologies with environmental and safety benefits. This is why Toyota takes an open stance to patent licensing and grants licenses when appropriate terms are met. For example, in March 2004, Toyota and Ford Motor Company entered into licensing agreements for patents related to hybrid systems and emissions purification. In addition, in March 2010, Toyota and Mazda Motor Corporation entered into a licensing agreement regarding the supply of hybrid system technology.

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

5.E OFF-BALANCE SHEET ARRANGEMENTS

Toyota uses its securitization program as part of its funding through special purpose entities for its financial services operations. Toyota is considered as the primary beneficiary of these special purpose entities and therefore consolidates them. Toyota has not entered into any off-balance sheet securitization transactions during fiscal 2015.

Lending Commitments

Credit Facilities with Credit Card Holders

Toyota’s financial services operations issue credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holder’s requests up to the limits established on an individual holder’s basis. Although loans made to customers through these facilities are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥226.0 billion as of March 31, 2015.

Credit Facilities with Dealers

Toyota’s financial services operations maintain credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota evaluates the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operations also provide financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota’s outstanding credit facilities with dealers totaled ¥2,122.5 billion as of March 31, 2015.

Guarantees

Toyota enters into certain guarantee contracts with its dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match the maturity of installment payments, and as of March 31, 2015, ranged from one month to 35 years. However, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of March 31, 2015 is ¥2,238.1 billion. Liabilities for these guarantees of ¥6.5 billion have been provided as of March 31, 2015. Under these guarantee contracts, Toyota is entitled to recover any amounts paid by it from the customers whose obligations it guaranteed.

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

The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2015.

	Yen in millions
	Total	Payments Due by Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:
Short-term borrowings (note 12)
Loans	1,167,792	1,167,792	—	—	—
Commercial paper	3,880,396	3,880,396	—	—	—
Long-term debt* (note 12)	13,910,240	3,911,561	5,243,960	3,405,863	1,348,856
Estimated amount of interest expense on long-term debt	888,312	280,648	351,072	157,301	99,291
Capital lease obligations (note 22)	19,459	3,743	4,629	2,860	8,227
Non-cancelable operating lease obligations (note 22)	76,374	14,765	22,883	12,822	25,904
Commitments for the purchase of property, plant, other assets and services (note 23)	325,555	104,721	52,734	52,577	115,523

Total	20,268,128	9,363,626	5,675,278	3,631,423	1,597,801

*	“Long-term debt” represents future principal payments.

Toyota is unable to make reasonable estimates of the period of cash settlement with respect to liabilities recognized for uncertain tax benefits, and accordingly such liabilities are excluded from the table above. See note 15 to the consolidated financial statements for further discussion.

Toyota expects to contribute ¥37,836 million domestically and ¥13,452 million overseas to its pension plans in fiscal 2016.

	Yen in millions
	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Commercial Commitments (note 23):
Maximum potential exposure to guarantees given in the ordinary course of business	2,238,185	553,530	927,723	495,769	261,163

Total Commercial Commitments	2,238,185	553,530	927,723	495,769	261,163

5.G SAFE HARBOR

All information that is not historical in nature disclosed under “— Off-Balance Sheet Arrangements” and “— Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement Concerning Forward-Looking Statements” for additional information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

In March 2011, Toyota unveiled its “Toyota Global Vision”. In order to realize the Toyota Global Vision, Toyota implemented a new management organization highlighted by a more streamlined board of directors and a reduced number of layers in the executive decision-making structure.

In April 2013, Toyota implemented organizational changes in order to further increase the speed of decision-making through clarification of operations and earnings responsibility. Specifically, Toyota’s automotive business was split into four business units. These business units are “Lexus International,” which covers the Lexus business, “Toyota No. 1,” which covers North America, Europe and Japan, “Toyota No. 2,” which covers China, Asia & Middle East, East Asia & Oceania, Africa and Latin America & Caribbean and “Unit Center,” which covers all unit-related operations. Toyota’s executive vice presidents are assigned to each operation and each is responsible for the operations and earnings of the respective business unit. Furthermore, in order to achieve sustainable growth through the continuous development of “even-better cars” that exceed customer expectations around the world, and to realize the Toyota Global Vision, the TNGA Planning Division, an organization directly under Toyota’s top management, was established in order to rapidly promote the implementation of the TNGA. In April 2014, the Strategic Top Executive Meeting Office was established to set policies concerning medium to long term strategies and business direction, the fundamentals of corporate strategy. In April 2015, as a result of a review of the geographic oversight of operations, the Africa region was transferred from Business Unit Toyota No. 2 to Business Unit Toyota No. 1.

Toyota believes it is crucial for it to be led by members of the board of directors and senior management who deeply understand, and can effectively implement, Toyota’s strengths — the monozukuri spirit of conscientious manufacturing and the genchi genbutsu principle of placing emphasis on on-site operations with a go-and-see attitude for continued improvement and problem solving. At the 109th Ordinary General Shareholders’ Meeting held in June 2013, three outside members of the board of directors were appointed in order to further reflect the opinions of those from outside the company in management’s decision-making process. Toyota has six audit & supervisory board members, three of whom are outside audit & supervisory board members. At the 110th Ordinary General Shareholders’ Meeting held in June 2014, in order to be prepared in the event Toyota lacks the number of audit & supervisory board members required by law, one substitute audit & supervisory board member was appointed pursuant to Article 329, Paragraph 2 of the Companies Act. In April 2015, with the aim of enhancing operational oversight and further increasing the speed of decision-making and execution of operations, the responsibility for executive vice presidents was changed to making decisions regarding management from a medium to long-term perspective and supervising execution of operations, with executives at senior managing officer level and below now responsible for execution of operations, such as business units, regional operations and key functions. In addition, at the 111th Ordinary General Meeting of Shareholders held in June 2015, the first non-Japanese executive vice president was appointed in order to promote diversity.

Set forth below are brief summaries of Toyota’s members of board of directors and audit & supervisory board members.

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Takeshi Uchiyamada (August 17, 1946)	Chairman of the Board of Directors	1969 Joined Toyota Motor Corporation (“TMC”) 1998 Member of the Board of Directors of TMC 2001 Managing Director of TMC 2003 Senior Managing Director of TMC 2005 Executive Vice President of TMC 2012 Vice Chairman of TMC 2013 Chairman of TMC	47,539

Akio Toyoda (May 3, 1956)	President, Member of the Board of Directors	1984 Joined TMC 2000 Member of the Board of Directors of TMC 2002 Managing Director of TMC 2003 Senior Managing Director of TMC 2005 Executive Vice President of TMC 2009 President of TMC (important concurrent duties) Chairman and CEO of Toyota Motor North America, Inc. Chairman of Toyota Motor Sales & Marketing Corporation Chairman of Nagoya Grampus Eight Inc.	4,596,475

Nobuyori Kodaira (March 18, 1949)	Executive Vice President, Member of the Board of Directors	1972 Joined Ministry of International Trade and Industry 2004 Director-General, Agency for Natural Resources and Energy 2006 Retired from Director-General, Agency for Natural Resources and Energy 2008 Advisor of TMC 2009 Managing Officer of TMC 2010 Senior Managing Director of TMC 2011 Member of the Board of Directors and Senior Managing Officer of TMC 2012 Executive Vice President of TMC (important concurrent duties) Director of KDDI CORPORATION Audit & Supervisory Board Member of Aichi Steel Corporation	23,000

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Mitsuhisa Kato (March 2, 1953)	Executive Vice President, Member of the Board of Directors	1975 Joined TMC 2004 Managing Officer of TMC 2006 Toyota Technocraft Co., Ltd. President 2006 Advisor of TMC 2007 Retired from Advisor of TMC 2010 Retired from Toyota Technocraft Co., Ltd. President 2010 Senior Managing Director of TMC 2011 Senior Managing Officer of TMC 2012 Executive Vice President of TMC (important concurrent duties) Director of Toyota Boshoku Corporation Director of Toyota Industries Corporation Audit & Supervisory Board Member of Aisin Seiki Co., Ltd. Director of Hino Motors, Ltd.	13,750

Seiichi Sudo (April 21, 1951)	Executive Vice President, Member of the Board of Directors

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

2008 Advisor of TMC

2008 Retired from Toyota Motor Engineering & Manufacturing North America, Inc. President

2010 Retired from Advisor of TMC

2012 Retired from Toyota Motor Kyushu, Inc. President

2012 Senior Managing Officer of TMC

2013 Executive Vice President of TMC

(important concurrent duties)

Chairman of Toyota Motor (Changshu) Auto Parts Co., Ltd.

			12,300

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Takahiko Ijichi (July 15, 1952)	Executive Vice President, Member of the Board of Directors	1976 Joined TMC 2004 Managing Officer of TMC 2008 Senior Managing Director of TMC 2011 Member of the Board of Directors and Senior Managing Officer of TMC 2013 Advisor of TMC 2015 Executive Vice President, Member of the Board of Directors (important concurrent duties) Director and President of TOWA REAL ESTATE Co., Ltd. Audit & Supervisory Board Member of Tokai Rika Co., Ltd.	27,000

Didier Leroy (December 26, 1957)	Executive Vice President, Member of the Board of Directors

1982 Joined Renault S.A.

1998 Joined Toyota Motor Manufacturing France S.A.S.

1998 Toyota Motor Manufacturing France S.A.S. Vice President

2005 Toyota Motor Manufacturing France S.A.S. President

2007 Managing Officer of TMC

2007 Toyota Motor Europe NV/SA Executive Vice President

2009 Toyota Motor Manufacturing France S.A.S. Chairman

2010 Toyota Motor Europe NV/SA President

2010 Retired from Toyota Motor Manufacturing France S.A.S. Chairman

2011 Toyota Motor Europe NV/SA President and CEO

2012 Senior Managing Officer of TMC

2015 Toyota Motor Europe NV/SA Chairman

2015 Executive Vice President, Member of the Board of Directors of TMC

(important concurrent duties)

Chairman of Toyota Motor Europe NV/SA

Chairman of Toyota Motor Engineering & Manufacturing North America, Inc.

Vice Chairman of Toyota Motor North America, Inc.

			—

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Shigeki Terashi (February 16, 1955)	Executive Vice President, Member of the Board of Directors

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

2012 President and CEO of Toyota Motor Engineering & Manufacturing North America, Inc.

2012 President and COO of Toyota Motor North America, Inc.

2013 Retired from Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO

2013 Retired from Toyota Motor North America, Inc. President and COO

2013 Senior Managing Officer of TMC

2013 Member of the Board of Directors and Senior Managing Officer of TMC

2015 Executive Vice President, Member of the Board of Directors of TMC

			14,900

Shigeru Hayakawa (September 15, 1953)		1977 Joined Toyota Motor Sales Co., Ltd. 2007 Managing Officer of TMC 2007 Toyota Motor North America, Inc. President 2009 Retired from Toyota Motor North America, Inc. President 2012 Senior Managing Officer of TMC 2015 Member of the Board of Directors and Senior Managing Officer of TMC	14,200

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Ikuo Uno (January 4, 1935)	Member of the Board of Directors

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

2013 Member of the Board of Directors of TMC

(important concurrent duties)

Advisor of Nippon Life Insurance Company

Outside Director of Fuji Kyuko Co., Ltd.

Outside Corporate Auditor of Odakyu Electric Railway Co., Ltd.

Outside Corporate Auditor of Tohoku Electric Power Co., Inc.

Outside Director of Panasonic Corporation

Outside Corporate Auditor of Sumitomo Mitsui Financial Group, Inc.

—

Haruhiko Kato (July 21, 1952)	Member of the Board of Directors	1975 Joined Ministry of Finance (Japan) 2007 Director of Taxation Bureau, Ministry of Finance (Japan) 2009 Director-General of National Tax Administration Agency 2010 Retired from National Tax Administration Agency Director-General 2011 Senior Managing Director of Japan Securities Depository Center, Inc. 2011 President and CEO of Japan Securities Depository Center, Inc. 2013 Member of the Board of Directors of TMC (important concurrent duties) President and CEO of Japan Securities Depository Center, Inc. Outside Director of Canon Inc.	—

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Mark. T. Hogan (May 15, 1951)	Member of the Board of Directors	1973 Joined General Motors Corporation 2002 Vice President of General Motors Group 2004 Retired from General Motors Group Vice President 2004 President of Magna International Inc. 2007 Retired from Magna International Inc. President 2008 President and CEO of Vehicle Production Group LLC 2010 Retired from Vehicle Production Group LLC President and CEO 2010 President of Dewey Investments LLC 2013 Member of the Board of Directors of TMC (important concurrent duties) President of Dewey Investments LLC	—

Masaki Nakatsugawa (January 29, 1953)	Full-time Audit & Supervisory Board Member	1976 Joined Toyota Motor Sales Co., Ltd. 2000 Dispatched to Toyota Motor Thailand Co., Ltd. 2004 General Manager for Accounting Div. of TMC 2006 Audit & Supervisory Board Member of TMC	5,800

Masahiro Kato (September 17, 1952)	Full-time Audit & Supervisory Board Member	1975 Joined TMC 2009 Toyota Motor (China) Investment Co., Ltd. President 2009 Managing Officer of TMC 2011 Retired from Toyota Motor (China) Investment Co., Ltd. President 2011 Audit & Supervisory Board Member of TMC	4,400

Yoshiyuki Kagawa (December 18, 1952)	Full-time Audit & Supervisory Board Member	1983 Joined TMC 2010 General Manager of Prototype Production Division of TMC 2015 Project General Manager of Secretary Division of TMC 2015 Audit & Supervisory Board Member of TMC	600

Yoko Wake (November 18, 1947)	Outside Audit & Supervisory Board Member	1970 Joined the Fuji Bank, Limited 1973 Retired from the same 1977 Assistant Lecturer of Faculty of Business and Commerce of Keio University 1982 Associate Professor of the same 1993 Professor of the same 2011 Outside Audit & Supervisory Board Member of TMC 2013 Professor Emeritus of Keio University (important concurrent duties) Professor Emeritus of Keio University	—

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of Shares
Teisuke Kitayama (October 26, 1946)	Outside Audit & Supervisory Board Member

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

2011 Retired from Director of Sumitomo Mitsui Financial Group, Inc.

2014 Outside Audit & Supervisory Board Member of TMC

(important concurrent duties)

Chairman of the Board of Sumitomo Mitsui Banking Corporation

Outside Director of FUJIFILM Holdings Corporation

Outside Auditor of Isetan Mitsukoshi Holdings Ltd.

—

Hiroshi Ozu (July 21, 1949)	Outside Audit & Supervisory Board Member	2012 Prosecutor-General 2014 Retired from Prosecutor-General 2014 Registered as Attorney 2015 Outside Audit & Supervisory Board Member of TMC (important concurrent duties) Attorney Outside Corporate Auditor of Mitsui & Co., Ltd.	—

None of the persons listed above was selected as member of board of directors, audit & supervisory board member or member of senior management pursuant to an arrangement or understanding with Toyota’s major shareholders, customers, suppliers or others.

Set forth below is a brief summary of Toyota’s substitute audit & supervisory board member.

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

6.B COMPENSATION

The aggregate amount of remuneration, including bonuses but excluding stock options, accrued for all members of the board of directors and audit & supervisory board members as a group by Toyota for services in all capacities during fiscal 2015 was approximately ¥2,032 million. Members of the Board of Directors of Toyota Motor Corporation receive year-end bonuses, the aggregate amount of which is approved at Toyota Motor Corporation’s ordinary general shareholders’ meeting and is based on Toyota Motor Corporation’s financial performance for the fiscal year. The amounts of the bonuses paid to individual members of the board of directors and audit & supervisory board members are then determined based upon discussions at a meeting of Toyota Motor Corporation’s board of directors and the meeting of audit & supervisory board members.

In addition to the above form of compensation, Toyota has enacted stock option plans every year from 2007 until 2010. Under the 2007 plan, Toyota issued to its members of the board of directors and audit & supervisory board members stock acquisition rights to purchase 322,000 shares of common stock at an exercise price of ¥7,278 and with an expiration date of July 31, 2015. Under the 2008 plan, Toyota issued to its members of the board of directors and audit & supervisory board members stock acquisition rights to purchase 335,000 shares of common stock at an exercise price of ¥4,726 and with an expiration date of July 31, 2016. Under the 2009 plan, Toyota issued to its members of the board of directors and audit & supervisory board members stock acquisition rights to purchase 440,000 shares of common stock at an exercise price of ¥4,193 and with an expiration date of July 31, 2017. Under the 2010 plan, Toyota issued to its members of the board of directors stock acquisition rights to purchase 400,000 shares of common stock at an exercise price of ¥3,183 and with an expiration date of July 31, 2018. See “Share Ownership — Stock Options” for a more detailed discussion of Toyota’s stock option plans.

Toyota’s Annual Securities Report filed with the Kanto Local Bureau of Finance on June 24, 2015, contained the following information concerning compensation in fiscal 2015 on a consolidated basis for members of the board of directors and audit & supervisory board members whose total compensation exceeded ¥100 million during such period:

- Takeshi Uchiyamada, Member of the Board of Directors: ¥201 million (¥102 million in base compensation and ¥99 million in bonus)

- Akio Toyoda, Member of the Board of Directors: ¥352 million (¥102 million in base compensation and ¥249 million in bonus)

- Satoshi Ozawa, Member of the Board of Directors: ¥126 million (¥64 million in base compensation and ¥61 million in bonus)

- Nobuyori Kodaira, Member of the Board of Directors: ¥126 million (¥64 million in base compensation and ¥61 million in bonus)

- Mitsuhisa Kato, Member of the Board of Directors: ¥126 million (¥64 million in base compensation and ¥61 million in bonus)

- Masamoto Maekawa, Member of the Board of Directors: ¥126 million (¥64 million in base compensation and ¥61 million in bonus)

- Yasumori Ihara, Member of the Board of Directors: ¥122 million (¥64 million in base compensation and ¥58 million in bonus)

- Seiichi Sudo, Member of the Board of Directors: ¥122 million (¥64 million in base compensation and ¥58 million in bonus)

The amounts above were recorded as expenses in fiscal 2015.

6.C BOARD PRACTICES

Toyota’s articles of incorporation provide for a board of directors of not more than 20 members and for not more than seven audit & supervisory board members. Shareholders elect the members of the board of directors and audit & supervisory board members at the general shareholders’ meeting. The normal term of office of a member of the board of directors is one year and of an audit & supervisory board member is four years. Members of the board of directors and audit & supervisory board members may serve any number of consecutive terms.

The board of directors may appoint one Chairman of the Board of Directors and one President, as well as one or more Vice Chairmen of the Board and Executive Vice Presidents. The board of directors elects, pursuant to its resolutions, one or more Representative Directors. Each Representative Director represents Toyota generally in the conduct of its affairs. The board of directors has the ultimate responsibility for the administration of Toyota’s affairs. None of Toyota’s members of the board of directors is party to a service contract with Toyota or any of its subsidiaries that provides for benefits upon termination of employment.

Under the Companies Act and Toyota’s articles of incorporation, Toyota may, by a resolution of its board of directors, exempt members of the board of directors (including former members of the board of directors) from their liabilities to Toyota arising in connection with their failure to execute their duties within the limits stipulated by laws and regulations. In addition, Toyota may enter into a liability limitation agreement with each member of the board of directors (excluding executive members of the board of directors, among others) which limits the maximum amount of their liabilities owed to Toyota arising in connection with their failure to execute their duties to an amount equal to the minimum liability limit amount prescribed in the laws and regulations.

Under the Companies Act, Toyota must have at least three audit & supervisory board members. At least half of the audit & supervisory board members are required to be an “outside” audit & supervisory board member, which is any person who satisfies all of the following requirements:

(a) the person has never been a member of the board of directors, accounting counselor (in the case that an accounting counselor is a legal entity, an employee of such entity who is in charge of its affairs), executive officer, manager or employee of Toyota or its subsidiaries during the 10 year period before becoming an outside audit & supervisory board member;

(b) if the person was an audit & supervisory board member of Toyota or any of its subsidiaries at any time during the 10 year period before becoming an outside audit & supervisory board member, such person has not been a member of the board of directors, accounting counselor (in the case that an accounting counselor is a legal entity, an employee of such entity who is in charge of its affairs), executive officer, manager or employee of Toyota or any of its subsidiaries during the 10 year period before becoming an audit & supervisory board member of Toyota or any of its subsidiaries; and

(c) the person is not a spouse or relative within the second degree of kinship of any member of the board of directors or manager or other key employee of Toyota.

The audit & supervisory board members may not at the same time be a member of the board of directors, accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person who is in charge of its affairs), executive officers, general managers or employees of Toyota or any of its subsidiaries. Together, these audit & supervisory board members form the audit & supervisory board. The audit & supervisory board members have the duty to examine the financial statements and business reports which are submitted by the board of directors to the general shareholders’ meeting. The audit & supervisory board members also monitor the administration of Toyota’s affairs by the members of the board of directors. Audit & supervisory board members are not required to be, and Toyota’s audit & supervisory board members are not, certified public accountants. They are required to participate in meetings of the board of directors but are not entitled to vote.

Under the Companies Act and Toyota’s articles of incorporation, Toyota may, by a resolution of its board of directors, exempt audit & supervisory board members (including former audit & supervisory board members) from their liabilities to Toyota arising in connection with their failure to execute their duties within the limits stipulated by laws and regulations. In addition, Toyota may enter into a liability limitation agreement with each audit & supervisory board member which limits the maximum amount of their liabilities owed to Toyota arising in connection with their failure to execute their duties to an amount equal to the minimum liability limit amount prescribed in the laws and regulations.

Toyota does not have a remuneration committee.

6.D EMPLOYEES

The total number of Toyota employees, on a consolidated basis, was 344,109 as of March 31, 2015, 338,875 as of March 31, 2014 and 333,498 as of March 31, 2013. The following tables set forth a breakdown of persons employed by business segment and by geographic location as of March 31, 2015.

Segment	Number of Employees	Location	Number of Employees
Automotive	304,581	Japan	197,203
Financial services	9,595	North America	43,809
All other	25,130	Europe	19,118
Unallocated	4,803	Asia	59,679
		Other*	24,300

Total	344,109	Total	344,109

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

In Japan, basic wages and other working conditions are negotiated annually. In addition, in accordance with Japanese national custom, each employee is also paid a semi-annual bonus. Bonuses are negotiated at the time of wage negotiations and are based on Toyota’s financial results, prospects and other factors. The average wage increases per employee, excluding bonuses, in Japan have been approximately 2.4% per year for the past five fiscal years.

In general, Toyota considers its labor relations with all of its workers to be good. However, Toyota is currently a party to, and otherwise from time to time experiences, labor disputes in some of the countries in which it operates. Toyota does not expect any disputes to which it is currently a party to materially affect Toyota’s consolidated financial position.

Toyota’s average number of temporary employees on a consolidated basis was 85,848 during fiscal 2015.

6.E SHARE OWNERSHIP

For information on the number of shares of Toyota’s common stock held by each member of the board of directors and audit & supervisory board member as of June 2015, see “— Directors and Senior Management”. Each such member of the board of directors and audit & supervisory board member owns less than one percent of the issued and outstanding shares of common stock of Toyota. The shares held by each member of the board of directors and audit & supervisory board member do not include options that are exercisable for shares of Toyota’s common stock. For a description of these options, see “— Stock Options” below.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

Stock Options

Toyota enacted stock option plans every year from 2007 until 2010. Toyota will not enact any such plan after 2011. The plans for which stock options or stock acquisition rights are currently exercisable or will become exercisable in the future were approved by Toyota’s shareholders in June of 2007, 2008, 2009 and 2010. Under the 2007 plan, Toyota issued stock acquisition rights to purchase 3,264,000 shares of common stock to its members of the board of directors and 579 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliated company. Under the 2008 plan, Toyota issued stock acquisition rights to purchase 3,494,000 shares of common stock to its members of the board of directors and 597 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliated company. Under the 2009 plan, Toyota issued stock acquisition rights to purchase 3,492,000 shares of common stock to its members of the board of directors and 615 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliated company. Under the 2010 plan, Toyota issued stock acquisition rights to purchase 3,600,000 shares of common stock to its members of the board of directors and officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliated company.

Pursuant to the provisions of the 2007, 2008, 2009 and 2010 plans, stock acquisition rights may be exercised during a six-year period that starts two years from the date of grant. The exercise price of each stock acquisition right is 1.025 times the closing price of Toyota’s common stock on the Tokyo Stock Exchange on the date of grant. The 2007, 2008, 2009 and 2010 plans provide that each member of the board of directors will be granted no more than 400 and no less than 300 stock acquisition rights, and each eligible officer or employee will be granted no more than 200 and no less than 20 stock acquisition rights. For each of the 2007, 2008, 2009 and 2010 plans, 100 shares will be issued or delivered upon the exercise of each stock acquisition right. The options are granted as of early August of each year for each plan.

An option holder who retires while one’s options are still exercisable retains the right to exercise one’s options until the expiration of the exercise period described above. However, an option holder’s right to purchase common stock under each plan lapses automatically upon one’s death or upon taking position such as in the management with a competitor.

The following table summarizes information for options and the incentive plan outstanding and exercisable at March 31, 2015:

	Outstanding			Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price
(Yen)		(Yen)	(Years)		(Yen)
3,183 – 5,000	2,770,300	3,931	2.50	2,770,300	3,931
5,001 – 7,278	733,200	7,278	0.33	733,200	7,278

Toyota also has an employee stock ownership association in Japan for employees and full time and part time company advisors. Members of the employee stock ownership association set aside certain amounts from their monthly salary and bonuses to purchase Toyota’s common stock through the employee stock ownership association. As of March 31, 2015, the employee stock ownership association held 13,882,628 shares of Toyota’s common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

As of March 31, 2015, 3,417,997,492 shares of Toyota’s common stock were issued, out of which, 271,183,861 shares were treasury stock and 3,146,813,631 shares were outstanding. Beneficial ownership of Toyota’s common stock in the table below was prepared from information known to Toyota or that could be ascertained from public filings, including filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Financial Instruments and Exchange Law of Japan.

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

Name of Beneficial Owner	Number of Shares (in thousands)	Percentage of Shares Issued
Toyota Industries Corporation	224,515	6.57

According to The Bank of New York Mellon, depositary for Toyota’s ADSs (the “Depositary”), as of March 31, 2015, 82,545,759 shares of Toyota’s common stock were held in the form of ADRs and there were 2,015 ADR holders of record and 253,658 beneficial owners in the United States. According to Toyota’s register of shareholders, as of March 31, 2015, there were 496,859 holders of common stock of record worldwide. As of March 31, 2015, there were 515 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 15.5% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

To the extent known to Toyota, Toyota is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

Toyota knows of no arrangements the operation of which may at a later time result in a change of control.

7.B RELATED PARTY TRANSACTIONS

Business Relationships

Toyota purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s affiliated companies accounted for by the equity method and those firms with which certain members of Toyota’s board of directors are affiliated. Toyota purchased materials, supplies and services from these affiliated entities in the amount of ¥5,065.6 billion in fiscal 2015. Toyota also sells its products and services to Toyota’s affiliated companies accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota sold products and services to these affiliated entities in the amount of ¥1,785.2 billion in fiscal 2015. See note 11 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with affiliated companies.

Loans

Toyota regularly has trade accounts and other receivables by, and accounts payable to, Toyota’s affiliated companies accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota had outstanding trade accounts and other receivables by these affiliated entities in the amount of ¥266.9 billion as of March 31, 2015. Toyota had outstanding trade accounts and other payables to these affiliated entities in the amount of ¥635.8 billion as of March 31, 2015.

Toyota, from time to time, provides short- to medium-term loans to its affiliated companies, as well as loans under a loan program established by certain subsidiaries to assist their executives and members of the board of directors with the purchase of homes. As of March 31, 2015, an aggregate amount of ¥1.3 billion in loans was outstanding to its affiliated companies accounted for by the equity method. As of March 31, 2015, an aggregate amount of ¥29.1 billion in loans was outstanding to those of its affiliated companies not accounted for by the equity method, which are 20% to 50% owned by Toyota. As of March 31, 2015, the largest loan outstanding to any such affiliated company accounted for by the equity method was a loan of ¥1.0 billion at a fixed rate of 0.46%. Toyota believes that each of these loans was entered into in the ordinary course of business.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share		Price per ADS
	High	Low	High	Low
Fiscal Year Ended March 31,
2011	¥3,955	¥2,800	$93.90	$67.56
2012	3,635	2,330	87.15	60.37
2013	5,050	2,795	106.00	72.04
2014	6,800	4,610	134.94	99.70
2015	8,799	5,205	145.80	103.38

Financial Quarter Ended:
June 30, 2013	6,800	4,610	130.99	99.70
September 30, 2013	6,540	5,890	134.94	120.11
December 31, 2013	6,430	6,010	132.53	118.11
March 31, 2014	6,400	5,415	121.74	106.31
June 30, 2014	6,090	5,205	119.88	103.38
September 30, 2014	6,550	5,850	122.35	113.92
December 31, 2014	7,898	5,710	129.30	108.40
March 31, 2015	8,799	6,770	145.80	121.21

Month Ended:
December 31, 2014	7,898	7,107	129.30	121.06
January 31, 2015	7,834	6,770	132.42	121.21
February 28, 2015	8,229	7,495	138.70	128.96
March 31, 2015	8,799	8,029	145.80	133.60
April 30, 2015	8,535	8,175	142.84	137.20
May 31, 2015	8,700	8,150	142.34	136.50

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

10.B MEMORANDUM AND ARTICLES OF ASSOCIATION

Except as otherwise stated, set forth below is information relating to Toyota’s common stock and Model AA Class Shares, including brief summaries of the relevant provisions of Toyota’s articles of incorporation and share handling regulations, as currently in effect, and of the Companies Act, Act Concerning Book-Entry Transfer of Corporate Bonds, Shares and Other Securities (the “Book-Entry Transfer Act”) and related legislation.

General

Toyota’s authorized number of shares as of March 31, 2015 was 10,000,000,000 common shares, of which 3,417,997,492 shares were issued. The articles of incorporation was amended at the 111th Ordinary General Shareholders’ Meeting held in June 2015 and Toyota’s authorized number of shares was changed to 10,000,000,000 shares, with the total number of authorized shares for each class of 10,000,000,000 for common shares, 50,000,000 for First Series Model AA Class Shares, 50,000,000 for Second Series Model AA Class Shares, 50,000,000 for Third Series Model AA Class Shares, 50,000,000 for Fourth Series Model AA Class Shares and 50,000,000 for Fifth Series Model AA Class Shares, and the total number of shares authorized to be issued with respect to First Series Model AA Class Shares through the Fifth Series Model AA Class Shares not to exceed 150,000,000 shares. As of June 24, 2015, there were no Model AA Class Shares issued and outstanding.

Toyota does not issue share certificates for its shares. In accordance with the Companies Act, the Book-Entry Transfer Act and Toyota’s articles of incorporation, Toyota’s common shares are recorded or registered on (i) Toyota’s register of shareholders and (ii) transfer account books of the Japan Securities Depository Center, Inc. (“JASDEC”) which is a book-entry transfer institution and securities firms, banks or other account management institutions. The transfer of common shares will generally become effective once the transfer is recorded in the transferee’s account. In order to assert shareholders’ rights against Toyota, a shareholder must generally have his or her name and address recorded or registered on Toyota’s register of shareholders. A holder of common shares can assert minority shareholders’ rights (shareholders’ rights for which Toyota has not set a record date) against Toyota if JASDEC provides an individual shareholder notice to Toyota upon the shareholder’s request. The shareholder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights.

A holder of common shares must have a transfer account to transfer shares. Holders of common shares who do not have a transfer account with JASDEC must have an account with an account management institution that directly or indirectly has a transfer account with JASDEC. Once Toyota decides on the record date for its shareholders’ meeting or makes a request to JASDEC based on justifiable grounds, JASDEC will promptly provide to Toyota names, addresses and other information with respect to the holders of Toyota’s common shares who are recorded on the transfer account books of JASDEC or account management institutions. Upon receiving such information, Toyota will record or register such information received from JASDEC on its register of shareholders. Accordingly, holders of common shares recorded or registered on Toyota’s register of shareholders will be treated as holders of common shares of Toyota and may exercise rights, such as voting rights, and will receive dividends (if any) and notices to holders of common shares directly from Toyota. Holders of common shares wishing to assert minority shareholders’ rights against Toyota must request an individual shareholder notice to JASDEC or the account management institution at which the shareholder has opened a transfer account. In response to such request, JASDEC will provide the individual shareholders notice to Toyota. A holder of common shares may assert his or her minority shareholders’ rights against Toyota for a period of four weeks after the date the individual shareholder notice is provided to Toyota. The shares held by a person who is deemed to hold additional shares according to the transfer account books are aggregated for these purposes.

Model AA Class Shares, once issued, will be recorded or registered on Toyota’s register of shareholders. The transfer of Model AA Class Shares, once issued, will be effective upon an agreement between the transferor and the transferee, but entry or record of a change of holder in the register of shareholders will require an approval from the board of directors.

Corporate Purpose

Article 2 of Toyota’s articles of incorporation states that its purpose is to engage in the following businesses:

•	the manufacture, sale, leasing and repair of:

•	motor vehicles, industrial vehicles, ships, aircraft, other transportation machinery and apparatus, spacecraft and space machinery and apparatus, and parts thereof;

•	industrial machinery and apparatus, other general machinery and apparatus, and parts thereof;

•	electrical machinery and apparatus, and parts thereof; and

•	measuring machinery and apparatus, medical machinery and apparatus, and parts thereof.

•	the manufacture and sale of ceramics and products of synthetic resins, and materials thereof;

•	the manufacture, sale and repair of construction materials and equipment, furnishings and fixtures for residential buildings;

•	the planning, designing, supervision, execution and undertaking of construction works, civil engineering works, land development, urban development and regional development;

•	the sale, purchase, leasing, brokerage and management of real estate;

•	the service of information processing, information communications and information supply and the development, sale and leasing of software;

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

Dividends

Dividends — General

Toyota normally pays dividends twice per year, including an interim dividend and a year-end dividend. Although Toyota’s articles of incorporation provide that retained earnings can be distributed as dividends pursuant to the resolution of its board of directors, Toyota’s board of directors recommends the payment of a year-end dividend to holders of common shares and pledgees of common shares of record as of March 31, the record date, in each year. Year-end dividends are usually paid to the holders of common shares immediately following approval of the dividends at the general shareholders’ meeting, normally around the middle of June of each year. In addition, the articles of incorporation provide that in the event that Toyota pays a year-end dividend to holders of common shares, it will pay AA Dividends in cash from surplus to any holders of Model AA Class Shares or registered pledgees of Model AA Class Shares entered or recorded in the final register of shareholders as of the record date for the year-end dividend, in preference to holders of common shares or registered pledgees of common shares. The amount of annual AA Dividends per Model AA Class Share is calculated by multiplying the amount per Model AA Class Share paid to Toyota as consideration by a rate determined by the board of directors prior to the issuance of such Model AA Class Share, which rate is not to exceed 5%.

In addition to these year-end dividends, Toyota may pay an interim dividend in the form of cash distributions from its distributable surplus to holders of common shares and pledgees of common shares of record as of September 30, the record date, in each year by resolution of its board of directors. Toyota normally pays the interim dividend in late November. The articles of incorporation provide that in the event that Toyota pays such interim dividends, Toyota will pay AA Interim Dividends in cash as interim dividend to any holders of Model AA Class Shares or registered pledgees of Model AA Class Shares entered or recorded in the final register of shareholders as of the record date for the interim dividend, in preference to holders of common shares or registered pledgees of common shares. If AA Interim Dividends are paid during the fiscal year in which the record date for the year-end dividend falls, the amount of AA Interim Dividends is deducted from AA Dividends to be paid per the above paragraph.

If the amount of the dividends from surplus paid in cash to holders of Model AA Class Shares or registered pledgees of Model AA Class Shares is less than the prescribed amount of AA Dividends in any fiscal year, the amount of the shortfall will be carried forward to and accumulate in the following fiscal year and thereafter. Dividends from surplus will be paid in cash to holders of Model AA Class Shares or registered pledgees of Model AA Class Shares in preference to the payment of interim and year-end dividends until such payment reaches the amount of the accumulated unpaid dividends.

In addition, under the Companies Act, dividends may be paid to holders of common shares and pledgees of record of common shares as of any record date, other than those specified above, as set forth by Toyota’s articles of incorporation or as determined by its board of directors from time to time. Toyota’s articles of incorporation permit Toyota to pay dividends, in addition to interim dividends mentioned in the preceding paragraph, by a resolution of its board of directors. Toyota has incorporated such a provision into its articles of incorporation in order to enable a flexible capital policy. Under the Companies Act, dividends may be distributed in cash or (except in the case of interim dividends mentioned in the second preceding paragraph) in kind, subject to limitations on distributable surplus and to certain other conditions.

Dividends — Distributable amount

Under the Companies Act, Toyota is permitted to make distributions of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the distributable amount provided for by the Companies Act and the ordinance of the Ministry of Justice as at the effective date of such distribution of surplus.

The amount of surplus at any given time shall be the amount of Toyota’s assets and the book value of Toyota’s treasury stock after subtracting and adding the amounts of items provided for by the Companies Act and the ordinance of the Ministry of Justice, and the amount of surplus distributable for dividends is calculated by adding to and subtracting from this amount the amounts of items provided for by the Companies Act and the ordinance of the Ministry of Justice.

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

Stock Splits

Toyota may at any time split the outstanding shares into a greater number of shares by a resolution of the board of directors. Toyota must give public notice of the stock split, specifying a record date for the stock split, not less than two weeks prior to the record date. Toyota shall conduct any stock split simultaneously and in the same proportion with respect to the common shares and the Model AA Class Shares.

Consolidation of Shares

Toyota may at any time consolidate shares in issue into a smaller number of shares by a special shareholders resolution (as defined in “Voting Rights”). When a consolidation of shares is to be made, Toyota must give public notice of certain matters two weeks prior to the effective date of the consolidation. Toyota must disclose the reason for the consolidation of shares at a general shareholders’ meeting. Toyota shall conduct any consolidation of shares simultaneously and in the same proportion with respect to the common shares and the Model AA Class Shares.

Japanese Unit Share System

General. Consistent with the requirements of the Companies Act, Toyota’s articles of incorporation provide that 100 common shares or Model AA Class Shares each constitute one “unit”. Although the number of shares constituting a unit is included in the articles of incorporation, any amendment to the articles of incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by a resolution of the board of directors rather than by a special shareholders resolution, which is otherwise required for amending the articles of incorporation.

Voting Rights under the Unit Share System. Under the unit share system, shareholders have one voting right for each unit of shares that they hold. Any number of common shares or Model AA Class Shares less than a full unit will carry no voting rights.

Purchase by Toyota of Shares Constituting Less Than a Unit. A holder of shares constituting less than a full unit may require Toyota to purchase those shares at their market value in the case of common shares and at fair price in the case of Model AA Class Shares in accordance with the provisions of Toyota’s share handling regulations and the Companies Act.

Surrender of American Depositary Receipts. ADR holders will only be permitted to surrender ADRs and withdraw underlying common shares constituting an integral number of a whole unit. If a holder surrenders an ADR including ADRs representing common shares that do not constitute an integral number of whole units, the Depositary will deliver to that holder only those common shares which constitute a whole unit. The Depositary will then issue to the holder a new ADR representing the remaining shares. Holders of an ADR that represents less than a whole unit of underlying shares will be unable to withdraw the underlying shares. As a result, those holders will be unable to require Toyota to purchase their common shares to the extent those common shares constitute less than one whole unit.

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

Holders of common shares and holders of Model AA Class Shares shall have voting rights exercisable at a general shareholders’ meeting. A holder of shares constituting one or more whole units is entitled to one vote per unit of shares subject to the limitations on voting rights set forth in this paragraph. In general, under the Companies Act, a resolution can be adopted at a general shareholders’ meeting by a majority of the shares having voting rights represented at the meeting. The Companies Act and Toyota’s articles of incorporation require a quorum for the election of members of the board of directors and audit & supervisory board members of not less than one-third of the total number of outstanding shares having voting rights. Toyota’s shareholders are not entitled to cumulative voting in the election of members of the board of directors. A corporate shareholder, the management of which is substantially under Toyota’s control as provided by an ordinance of the Ministry of Justice, either through the holding of voting rights or for any other reason, does not have voting rights.

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

The Companies Act provides that a quorum of at least one-third of outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

(1)	any amendment of the articles of incorporation with certain exceptions in which a shareholders’ resolution is not required;

(2)	acquisition of its own shares from a specific party;

(3)	consolidation of shares;

(4)	any issue or transfer of its shares at a “specially favorable” price (or any issue of stock acquisition rights or bonds with stock acquisition rights at “specially favorable” conditions by Toyota) to any persons other than shareholders;

(5)	the removal of an audit & supervisory board member;

(6)	the exemption of liability of a director or audit & supervisory board member with certain exceptions;

(7)	a reduction of stated capital which meets certain requirements with certain exceptions;

(8)	a distribution of in-kind dividends which meets certain requirements;

(9)	dissolution, merger, or consolidation with certain exceptions in which a shareholders’ resolution is not required;

(10)	the transfer of the whole or a material part of the business;

(11)	the transfer in entirety or in part of shares or equity interest of a subsidiary under certain conditions;

(12)	the taking over of the entire business of any other corporation with certain exceptions in which a shareholders’ resolution is not required;

(13)	share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required; or

(14)	company split with certain exceptions in which a shareholders’ resolution is not required.

At least two-thirds of the shares having voting rights represented at the meeting must approve these actions.

The voting rights of holders of ADSs are exercised by the Depositary based on instructions from those holders.

Rights to be Allotted Shares

Holders of common shares and Model AA Class Shares have no preemptive rights under Toyota’s articles of incorporation. Under the Companies Act, the board of directors may, however, determine that shareholders shall be given rights to be allotted shares or stock acquisition rights on request in connection with a particular issue or transfer of shares, or issue of stock acquisition rights, respectively. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date.

Rights to be allotted shares are nontransferable. However, a shareholder may be allotted stock acquisition rights without consideration thereto, and may transfer such rights.

Liquidation Rights

In the event of a liquidation of Toyota, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed as follows. First, an amount per First Series Model AA Class Share through Fifth Series Model AA Class Share, determined by resolution of the board of directors or calculated using a formula determined by a resolution of the board of directors prior to the issuance of such Model AA Class Shares based on the amount per Model AA Class Shares paid to Toyota as consideration (the “Base Amount”), shall be paid in cash to holders of Model AA Class Shares or registered pledgees of Model AA Class Shares. No other distribution of residual assets shall be made to holders of Model AA Class Shares or registered pledgees of Model AA Class Shares. The remaining residual assets shall be distributed among the holders of common shares or registered pledgees of common shares in proportion to the respective number of shares they own.

Liability to Further Calls or Assessments

All of Toyota’s currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.

Transfer Agent

Mitsubishi UFJ Trust and Banking Corporation is the transfer agent for all shares. Mitsubishi UFJ Trust and Banking Corporation’s office is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8212 Japan. Mitsubishi UFJ Trust and Banking Corporation maintains Toyota’s register of shareholders and records transfers of record ownership (in the case of common shares, upon receiving notification from JASDEC).

Record Date

The close of business on March 31 is the record date for Toyota’s year-end dividends, if paid. A holder of common shares or Model AA Class Shares constituting one or more whole units who is recorded or registered as a holder on Toyota’s register at the close of business as of March 31 is also entitled to exercise shareholders’ voting rights at the ordinary general shareholders’ meeting with respect to the business year ending on March 31. The close of business on September 30 of each year is the record date for interim dividends, if paid. In addition, Toyota may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

The shares generally trade ex-dividend or ex-rights in the Japanese stock exchanges on the second business day before a record date (or if the record date is not a business day, the third business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by Toyota of Shares

Toyota may acquire its own common shares (i) through a stock exchange on which such shares are listed or by way of tender offer (pursuant to an ordinary resolution of a general shareholders’ meeting or a resolution of the board of directors), (ii) by purchase from a specific party (pursuant to a special resolution of a general shareholders’ meeting) or (iii) from a subsidiary of Toyota (pursuant to a resolution of the board of directors). In addition, Toyota may acquire its own Model AA Class Shares (i) by purchase from all holders of the relevant series of Model AA Class Shares who make an offer to transfer the shares to Toyota upon notice from Toyota to acquire the shares (pursuant to an ordinary resolution of a general shareholders’ meeting), (ii) by purchase from a specific party (pursuant to a special resolution of a general shareholders’ meeting) or (iii) from a subsidiary of Toyota (pursuant to a resolution of the board of directors). When such acquisition of common shares is made by Toyota from a specific party other than a subsidiary of Toyota, any other holder of common shares may make a demand to a representative director, more than five calendar days prior to the relevant shareholders’ meeting, that Toyota also purchase the common shares held by such holder. However, the acquisition of its own common shares at a price not exceeding the market price to be provided under an ordinance of the Ministry of Justice will not trigger the right of any shareholder to include him/her as the seller of his/her shares in such proposed purchase.

Any acquisition of shares must satisfy certain requirements that the total amount of the acquisition price may not exceed the amount of the distributable dividends. See “— Dividends”.

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

Model AA Class Shareholder’s Conversion Right into Common Shares

Holders of Model AA Class Shares may, at certain times specified in resolution of the board of directors as the conversion period at the time of the issuance of First Series Model AA Class Shares to Fifth Series Model AA Class Shares, demand that Toyota acquire some or all of such Model AA Class Shares held by such holder of Model AA Class shares in exchange for common shares in a number determined by a formula specified in such board resolution. Any fractions of less than one common share to be delivered in exchange for such Model AA Class Shares shall be disregarded, in which case payment of money as provided in the Companies Act shall not be made.

Model AA Class Shareholder’s Cash Put Option

Holders of Model AA Class Shares may, at certain times specified in resolution of the board of directors as the cash put option period at the time of the issuance of First Series Model AA Class Shares to Fifth Series Model AA Class Shares, demand that Toyota acquire some or all of such Model AA Class Shares in exchange for cash in an amount equivalent to the Base Amount. If demand for acquisition exceeds the amount available under the Companies Act for distribution as of the date of demand for such acquisition, Model AA Class Shares to be acquired by Toyota shall be determined by a resolution of the board of directors, and the cash put option in respect of Model AA Class Shares not so acquired shall be deemed not to have been exercised.

Toyota’s Cash Call Option

After the lapse of period specified in resolution of its board of directors at the time of the issuance of First Series Model AA Class Shares to Fifth Series Model AA Class Shares, on an acquisition date separately determined by a resolution of the board of directors, Toyota may acquire all of such Model AA Class Shares in exchange for cash in an amount equivalent to the Base Amount.

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

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of common stock or ADSs that, for U.S. federal income tax purposes, is:

1.	an individual who is a citizen or resident of the United States;

2.	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia;

3.	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

4.	a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

An “Eligible U.S. Holder” is a U.S. Holder that:

1.	is a resident of the United States for purposes of the Treaty;

2.	does not maintain a permanent establishment in Japan (a) with which the shares of common stock or ADSs are effectively connected and through which the U.S. holder carries on or has carried on business, or (b) of which the shares of common stock or ADSs form part of the business property; and

3.	is eligible for benefits under the Treaty with respect to income and gain derived in connection with the shares of common stock or ADSs.

This summary does not address any aspects of U.S. federal tax law other than income taxation and does not discuss any aspects of Japanese tax law other than income taxation, as limited to national taxes, inheritance and gift taxation. This summary also does not cover any state or local, or non-U.S., non-Japanese tax considerations. Investors are urged to consult their tax advisors regarding the U.S. federal, state and local and Japanese and other tax consequences of acquiring, owning and disposing of shares of common stock or ADSs. In particular, where relevant, investors are urged to confirm their status as Eligible U.S. Holders with their tax advisors and to discuss with their tax advisors any possible consequences of their failure to qualify as Eligible U.S. Holders. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement, and in any related agreement, will be performed in accordance with its terms.

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

Generally, non-resident Holders are subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are, in general, not taxable events.

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

At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, and Spain, and 10 percent under the income tax treaties with, among other countries, Australia, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the U.K. and the United States).

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

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Toyota to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or if any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on shares of common stock by Toyota is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends (together with any other required forms and documents) in advance through the withholding agent to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. In addition, a simplified special filing procedure is available for non-resident Holders to claim treaty benefits of exemption from or reduction of Japanese withholding tax by submitting a Special Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stock (together with any other required forms and documents). With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits, together with other documents, two Application Forms (one before payment of dividends, the other within eight months after the recording date concerning such payment of dividends) to the Japanese tax authority. To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but fails to submit the required application in advance, will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) by complying with a certain subsequent filing procedure. Toyota does not assume any responsibility to ensure withholding at the reduced rate, or exemption therefrom, for non-resident Holders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

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

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired from another individual shares of common stock or ADSs as a legatee, heir or donee even though neither the individual, nor the deceased, nor donor is a Japanese resident.

Holders of shares of common stock or ADSs should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. Holders, the possible application of the Estate and Gift Tax Treaty between the United States and Japan.

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

The U.S. dollar amount of a dividend paid in Japanese yen will be determined based on the Japanese yen/U.S. dollar exchange rate in effect on the date that the dividend is included in the gross income of the U.S. Holder, regardless of whether the payment is converted into U.S. dollars on that date. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date that payment is converted into U.S. dollars (or otherwise disposed of) will be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss.

To the extent, if any, that the amount of any distribution received by a U.S. Holder in respect of shares of common stock or ADSs exceeds Toyota’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in those shares or ADSs, and thereafter will be treated as U.S.-source capital gain.

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

(i) has held shares of common stock or ADSs for less than a specified minimum period; or

(ii) is obligated to make payments related to Toyota dividends,

will not be allowed a foreign tax credit for Japanese taxes imposed on Toyota dividends.

U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Capital Gains and Losses

In general, upon a sale or other taxable disposition of shares of common stock or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in those shares of common stock or ADSs. A U.S. Holder generally will have an adjusted tax basis in a share of common stock or an ADS equal to its U.S. dollar cost. Subject to the PFIC rules discussed below, gain or loss recognized on the sale or other taxable disposition of shares of common stock or ADSs generally will be capital gain or loss and, if the U.S. Holder’s holding period for those shares or ADSs exceeds one year, will be long-term capital gain or loss. Non-corporate U.S. Holders, including individuals, currently are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. Under U.S. federal income tax law, the deduction of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder in respect of the sale or other disposition of shares of common stock or ADSs generally will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes.

Deposits and withdrawals of common stock in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Companies

A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying look-through rules, either (1) at least 75% of its gross income is passive income or (2) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. The PFIC determination is made annually and generally is based on the value of a non-U.S. corporation’s assets (including goodwill) and composition of its income.

Toyota does not believe that it was a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2015, and currently intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually and the application of the PFIC rules to a corporation such as Toyota (which among other things is engaged in leasing and financing through several subsidiaries) is not entirely clear, no assurances can be made regarding determination of its PFIC status in the current or any future taxable year. If Toyota is determined to be a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares of common stock or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate U.S. Holder receives from Toyota will not be eligible for the reduced U.S. federal income tax rates on dividends described above if Toyota is a PFIC either in the taxable year of the dividend or the preceding taxable year. If a U.S. Holder owns shares of common stock or ADSs in any taxable year in which Toyota is a PFIC, such U.S. Holder generally would be required to file Internal Revenue Service (“IRS”) Form 8621 (or other form specified by the U.S. Department of the Treasury) on an annual basis, subject to certain exceptions based on the value of PFIC stock held. Toyota will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.

Prospective investors should consult their own tax advisors regarding the potential application of the PFIC rules to shares of common stock or ADSs.

Non-U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to beneficial owners of shares of common stock or ADSs that are neither U.S. Holders, nor partnerships, nor entities taxable as partnerships for U.S. federal income tax purposes (“Non-U.S. Holders”).

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

A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale or other disposition of shares of common stock or ADSs, unless:

(i)	the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment or fixed base of such Non-U.S. Holder); or

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

Persons required to establish their exempt status generally must provide such certification under penalty of perjury on IRS Form W-9, entitled Request for Taxpayer Identification Number and Certification, in the case of U.S. persons, and on IRS Form W-8BEN, entitled Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Individuals), or IRS Form W-8BEN-E, entitled Certificate of Status of Beneficial Owner for United States Tax Withholding and Reporting (Entities) (or other appropriate IRS Form W-8), in the case of non-U.S. persons. Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment generally may be claimed as a credit against the holder’s U.S. federal income tax liability, provided that the required information is properly furnished to the IRS in a timely manner.

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

Toyota uses a value-at-risk analysis (“VAR”) to evaluate its exposure to changes in foreign currency exchange rates. The VAR of the combined foreign exchange position represents a potential loss in pre-tax earnings that was estimated to be ¥172.8 billion and ¥163.4 billion as of March 31, 2014 and 2015, respectively. Based on Toyota’s overall currency exposure (including derivative positions), the risk during fiscal 2015 to pre-tax cash flow from currency movements was on average ¥161.7 billion, with a high of ¥174.1 billion and a low of ¥153.5 billion.

The VAR was estimated by using a Monte Carlo Simulation Method and assumed 95% confidence level on the realization date and a 10-day holding period.

Interest Rate Risk

Toyota is subject to market risk from exposures to changes in interest rates based on its financing, investing and cash management activities. Toyota enters into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. The potential decrease in fair value resulting from a hypothetical 100 basis point upward shift in interest rates would be approximately ¥217.8 billion as of March 31, 2014 and ¥244.9 billion as of March 31, 2015.

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

Equity Price Risk

Toyota holds investments in various available-for-sale equity securities that are subject to price risk. The fair value of available-for-sale equity securities was ¥1,997.1 billion as of March 31, 2014 and ¥2,704.8 billion as of March 31, 2015. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥199.7 billion as of March 31, 2014 and ¥270.4 billion as of March 31, 2015.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A DEBT SECURITIES

Not applicable.

12.B WARRANTS AND RIGHTS

Not applicable.

12.C OTHER SECURITIES

Not applicable.

12.D AMERICAN DEPOSITARY SHARES

Fees and Charges for Holders of American Depositary Receipts

The Bank of New York Mellon, as Depositary for the ADSs, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

Fees Incurred in Fiscal 2015

For fiscal 2015, Toyota received $200,000 from the Depositary for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls) and expenses relating to Toyota’s annual general shareholders’ meeting that are incurred with respect to Toyota’s ADR holders. The Depositary also paid Toyota’s continuing annual stock exchange listing fees.

Fees to be Paid in the Future

The Depositary has agreed to reimburse Toyota for expenses Toyota incurs that are related to the maintenance of the ADS program. The Depositary has agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which includes the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse Toyota annually for investor relations expenses and any other program related expenses. The limit on the amount of expenses for which the Depositary will reimburse Toyota is the sum of $300,000 and 50% of the total amount of cash distributions made to registered ADS holders.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On June 16, 2015, Toyota amended its articles of incorporation in connection with establishment of Model AA Class Shares pursuant to resolutions adopted by its shareholders at the general shareholders’ meeting on the same date. The amended articles of incorporation are incorporated by reference as Exhibit 1.1 to this annual report. For more information on Toyota’s articles of incorporation, please see Item 10.B “Additional Information — Memorandum and Articles of Association.”

ITEM 15. CONTROLS AND PROCEDURES

(a) DISCLOSURE CONTROLS AND PROCEDURES

Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the fiscal 2015. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Form 20-F that Toyota files under the Exchange Act is accumulated and communicated to its management, including the chief executive officer and the principal accounting and financial officer, to allow timely decision regarding required disclosure. The disclosure controls and procedures also ensures that the Form 20-F that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Toyota’s Chairman of the Board of Directors and the Executive Vice President. Toyota’s disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. The Chairman of the Board of Directors and the Executive Vice President have concluded that Toyota’s disclosure controls and procedures are effective at the reasonable assurance level.

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

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that Toyota’s receipts and expenditures are being made only in accordance with authorizations of Toyota’s management and members of the board of directors; and

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

Toyota’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that Toyota’s internal control over financial reporting was effective as of March 31, 2015.

PricewaterhouseCoopers Aarata, an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Toyota’s internal control over financial reporting as of March 31, 2015, as stated in its report included herein.

(c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Toyota’s independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on the effectiveness of Toyota’s internal control over financial reporting. This report appears in Item 18.

(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in Toyota’s internal control over financial reporting during fiscal 2015 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Toyota maintains an audit & supervisory board system, in accordance with the Companies Act. Toyota’s audit & supervisory board is comprised of six audit & supervisory board members, three of whom are outside audit & supervisory board members. Each audit & supervisory board member has been appointed at Toyota’s meetings of shareholders and has certain statutory powers independently, including auditing the business affairs and accounts of Toyota.

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

ITEM 16B. CODE OF ETHICS

Toyota has adopted a code of ethics that applies to its members of the board of directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of Toyota’s code of ethics is included as an exhibit to this annual report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Aarata has audited the financial statements of Toyota included in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Aarata and the various network and member firms of PricewaterhouseCoopers to Toyota in fiscal 2014 and fiscal 2015.

	Yen in millions
	2014	2015
Audit Fees(1)	3,619	4,208
Audit-related Fees(2)	101	127
Tax Fees(3)	433	494
All Other Fees(4)	139	532

Total	4,292	5,361

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the services of annual audit, quarterly reviews and assessment and reviews of the effectiveness of internal controls over financial reporting of Toyota and its subsidiaries and affiliated companies; the services associated with SEC registration statements or other documents issued in connection with securities offerings such as comfort letters and consents; and consultations as to the accounting or disclosure treatment of transactions or events.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include services such as due diligence; agreed-upon or expanded audit procedures; internal control reviews and assistance; review of the information system; and financial statement audits of employee benefit plans.

(3)	Tax Fees include fees billed for tax compliance services, including services such as tax planning, advice and compliance of federal, state, local and international tax; the review of tax returns; assistance with tax audits and appeals; tax-only valuation services including transfer pricing and cost segregation studies; expatriate tax assistance and compliance.

(4)	All Other Fees primarily include fees billed for risk management advisory services of assessment and testing of security infrastructure controls; services providing information related to automotive market conditions; IT advisory services; and other advisory services.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of Toyota’s common stock by Toyota and its affiliated purchasers during fiscal 2015:

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share (Yen)(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1, 2014 – April 30, 2014	1,263	¥5,636.97	—	—
May 1, 2014 – May 31, 2014	1,834	5,528.62	—	—
June 1, 2014 – June 30, 2014	1,489	5,825.61	—	—
July 1, 2014 – July 31, 2014	3,906	6,073.88	13,583,300	—
August 1, 2014 – August 31, 2014	2,257	6,037.39	6,204,100	—
September 1, 2014 – September 30, 2014	2,823	6,262.16	7,828,700	—
October 1, 2014 – October 31, 2014	1,389	6,275.34	11,308,400	—
November 1, 2014 – November 30, 2014	3,530	6,806.50	7,375,800	—
December 1, 2014 – December 31, 2014	4,749	7,503.12	9,221,600	—
January 1, 2015 – January 31, 2015	2,159	7,559.22	—	—
February 1, 2015 – February 28, 2015	3,811	7,837.14	—	—
March 1, 2015 – March 31, 2015	5,178	8,260.70	—	—

Total	34,388	—	55,521,900	—

(1)	A portion of the above purchases were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Toyota to purchase shares that are a fraction of a unit, in accordance with Toyota’s share handling regulations. Toyota is required to comply with such requests pursuant to the Companies Act. See “Additional Information — Memorandum and Articles of Association — Japanese Unit Share System”.

(2)

As announced on April 28, 2015, following the issuance of First Series Model AA Class Shares, Toyota plans to repurchase its own common shares in substantially the same number as the number of shares of

First Series Model AA Class Shares issued. In addition, as announced on May 8, 2015, after the issuance of First Series Model AA Class Shares until March 31, 2016, Toyota plans to repurchase up to 40,000,000 shares of its own common shares for up to ¥300 billion.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Significant Differences in Corporate Governance Practices between Toyota and U.S. Companies Listed on the NYSE

Pursuant to home country practices exemptions granted by the NYSE, Toyota is permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of the NYSE’s listing standards. The SEC approved changes to the NYSE’s listing standards related to corporate governance practices of listed companies (the “NYSE Corporate Governance Rules”) in November 2003, as further amended in November 2004. Toyota is exempt from the approved changes, except for requirements that (a) Toyota’s audit & supervisory board satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (b) Toyota must disclose significant differences in its corporate governance practices as compared to those followed by domestic companies under the NYSE listing standards, (c) Toyota’s principal executive officer must notify the NYSE in writing after any executive officer of Toyota becomes aware of any non-compliance with (a) and (b), and (d) Toyota must submit annual and interim written affirmations to the NYSE. Toyota’s corporate governance practices and those followed by domestic companies under the NYSE Corporate Governance Rules have the following significant differences:

1. Members of the Board of Directors. Toyota currently does not have any members of the board of directors who will be deemed an “independent director” as required under the NYSE Corporate Governance Rules for U.S. listed companies. Unlike the NYSE Corporate Governance Rules, the Companies Act does not require Japanese companies with an audit & supervisory board such as Toyota to have any independent directors on its board of directors. While the NYSE Corporate Governance Rules require that the non-management directors of each listed company meet at regularly scheduled executive sessions without management, Toyota currently has no non-management member on its board of directors. Unlike the NYSE Corporate Governance Rules, the Companies Act does not require, and accordingly Toyota does not have, an internal corporate organ or committee comprised solely of independent directors.

Toyota currently has three outside members of the board of directors under the Companies Act. An “outside” member of the board of directors refers to:

(a) the person who is not, and has never been during the 10 year period before becoming an outside member of the board of directors, an executive director (a member of the board of directors who engages in the execution of business), executive officer, manager or employee (collectively, “Executive Director, etc.”) of Toyota or its subsidiaries;

(b) if the person was a member of the board of directors, accounting counselor (in the case that an accounting counselor is a legal entity, an employee of such entity who is in charge of its affairs) or audit & supervisory board member (excluding those who have ever been Executive Directors, etc.) of Toyota or any of its subsidiaries at any time during the 10 year period before becoming an outside member of the board of directors, such person who has not been an Executive Director, etc. of Toyota or any of its subsidiaries during the 10 year period before becoming a member of the board of directors, accounting counselor or audit & supervisory board member; and

(c) the person who is not a spouse or relative within the second degree of kinship of any member of the board of directors or manager or other key employee of Toyota.

Such qualifications for an “outside” member of the board of directors are different from the director independence requirements under the NYSE Corporate Governance Rules.

In addition, pursuant to the regulations of the Japanese stock exchanges, Toyota is required to have one or more “independent director(s)/audit & supervisory board member(s),” defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside audit & supervisory board members” (as defined under the Companies Act), who are unlikely to have any conflicts of interests with Toyota’s general shareholders, and is also required to make efforts to have at least one “independent director(s)/audit & supervisory board member(s)” who is also a director. Each of the outside members of the board of directors of Toyota satisfies the “independent director/audit & supervisory board member” requirements under the regulations of the Japanese stock exchanges. Japan’s Corporate Governance Code provides that companies should appoint at least two “independent outside directors” as defined based on the criteria for assessing director independence established by Toyota in line with the independence standards of the Japanese stock exchanges. Each of the outside members of the board of directors of Toyota satisfies the “independent outside director” requirements under the criteria for assessing director independence established by Toyota. The definition of “independent director/audit & supervisory board member” and “independent outside director” is different from that of the definition of independent director under the NYSE Corporate Governance Rules.

2. Committees. Under the Companies Act, Toyota has elected to structure its corporate governance system as a company with audit & supervisory board members who are under a statutory duty to monitor, review and report on the management of the affairs of Toyota. Toyota, as with other Japanese companies with an audit & supervisory board, does not have certain committees that are required of U.S. listed companies subject to the NYSE Corporate Governance Rules, including those that are responsible for director nomination, corporate governance and executive compensation.

Pursuant to the Companies Act, Toyota’s board of directors nominates and submits a proposal for the appointment of members of the board of directors for shareholder approval. The shareholders vote on such nomination at the general shareholders’ meeting. The Companies Act requires that the limits or calculation formula and kind (in case that the remuneration, bonus and any other benefits in compensation for the execution of duties (“remuneration, etc.”) are to be paid in other than cash) of remuneration, etc. to be paid to directors as well as limits of remuneration, etc. to be paid to audit & supervisory board members must be determined by a resolution of the general shareholders’ meeting, unless their remuneration, etc. is provided for in the articles of incorporation. The distribution of remuneration, etc. among each member of the board of directors is broadly delegated to the board of directors and the distribution of remuneration among each audit & supervisory board member is determined by consultation among the audit & supervisory board members.

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

Unlike the NYSE Corporate Governance Rules, the Companies Act, among others, does not require audit & supervisory board members to establish an expertise in accounting or financial management nor are they required to present other special knowledge and experience. Therefore, none of Toyota’s audit & supervisory board members has “an expertise in accounting or financial management” as set forth in the NYSE Corporate Governance Rules. The Japanese Corporate Governance Code indicates that one or more audit & supervisory board members who have appropriate knowledge of finance and accounting matters should be appointed. Toyota has appointed persons who are able to provide opinions and advice regarding management based on their broader experience and discretion beyond finance and accounting. Under the Companies Act, the audit & supervisory board may determine the auditing policies and methods of investigating the conditions of Toyota’s business and assets, and may resolve other matters concerning the execution of the audit & supervisory board member’s duties. The audit & supervisory board also prepares auditors’ reports, gives consent to proposals of the nomination of audit & supervisory board members and makes decisions concerning proposals relating to the appointment and dismissal of accounting auditors.

Toyota currently has three outside audit & supervisory board members under the Companies Act. Under the Companies Act, at least half of the audit & supervisory board members must be an “outside” audit & supervisory board member, which is any person who satisfies all of the following requirements:

(a)	the person has never been a member of the board of directors, accounting counselor (in the case that an accounting counselor is a legal entity, an employee of such entity who is in charge of its affairs), executive officer, manager or employee of Toyota or its subsidiaries during the 10 year period before becoming an outside audit & supervisory board member;

(b)	if the person was an audit & supervisory board member of Toyota or any of its subsidiaries at any time during the 10 year period before becoming an outside audit & supervisory board member, such person has not been a member of the board of directors, accounting counselor (in the case that an accounting counselor is a legal entity, an employee of such entity who is in charge of its affairs), executive officer, manager or employee of Toyota or any of its subsidiaries during the 10 year period before becoming an audit & supervisory board member of Toyota or any of its subsidiaries; and

(c)	the person is not a spouse or relative within the second degree of kinship of any member of the board of directors or manager or other key employee of Toyota.

Such qualifications for an “outside” audit & supervisory board member are different from the audit committee independence requirement under the NYSE Corporate Governance Rules.

Each of the outside audit & supervisory board members of Toyota satisfies the “independent director/audit & supervisory board member” requirements under the regulations of the Japanese stock exchanges, as described above in “1. Members of the Board of Directors.”

4. Corporate Governance Guidelines. Unlike the NYSE Corporate Governance Rules, Toyota is not required to adopt Japan’s Corporate Governance Code under Japanese laws and regulations, including the Companies Act, the Financial Instruments and Exchange Law of Japan and stock exchange rules. However, if Toyota does not comply with Japan’s Corporate Governance Code, it is required to explain the reasons why it does not do so in accordance with the regulations of the Japanese stock exchanges. In addition, Toyota is required to resolve at the board of directors matters relating to a system, which is required under the ordinance of the Ministry of Justice (“internal control system” or “naibu-tosei”), to ensure the execution of duties of the members of the board of directors to comply with laws, regulations and articles of incorporation, and any other systems to ensure the adequacy of the business, and to disclose such matters resolved, policies and the present status of its corporate governance in its business reports, annual securities report and certain other disclosure documents in accordance with the regulations under the Financial Instruments and Exchange Law and stock exchange rules in respect of timely disclosure.

5. Code of Business Conduct and Ethics. Similar to the NYSE Corporate Governance Rules, under Japan’s Corporate Governance Code, Toyota is encouraged to adopt a code of conduct regarding ethical business activities for members of the board of directors, officers and employees. Toyota has resolved matters relating to maintenance of an “internal control system”, or “naibu-tosei,” in order to ensure its employees comply with laws, regulations and the articles of incorporation, etc. pursuant to the Companies Act, and Toyota maintains guidelines and internal regulations such as “Guiding Principles at Toyota”, “Toyota Code of Conduct” and a code of ethics pursuant to Section 406 of the Sarbanes-Oxley Act. Please see “Code of Ethics” for additional information.

6. Shareholder Approval of Equity Compensation Plans. Unlike the NYSE Corporate Governance Rules, under which material revisions to equity-compensation plans of listed companies are subject to shareholder approval, pursuant to the Companies Act, generally, the adoption of equity compensation plans for members of the board of directors is required to be approved by a majority of shareholders at the general shareholders’ meeting for remuneration, etc. other than in cash. In addition to such approval, if Toyota desires to adopt an equity-compensation plan under which stock acquisition rights are granted on specially favorable terms to the recipient (except where such rights are granted to all of its shareholders on a pro-rata basis at the same time), Toyota obtains approval by super-majority (as defined in the Companies Act) at the ordinary general shareholders’ meeting. Such approval is applicable only to stock acquisition rights to be granted within one year from the date of the approval.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Toyota Jidosha Kabushiki Kaisha

(“Toyota Motor Corporation”)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Toyota Motor Corporation and its subsidiaries at March 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Aarata

Nagoya, Japan

June 24, 2015

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	March 31,
	2014	2015
Assets
Current assets
Cash and cash equivalents	2,041,170	2,284,557
Time deposits	180,207	149,321
Marketable securities	2,046,877	2,782,099
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥18,780 million in 2014 and ¥40,849 million in 2015	2,036,232	2,108,660
Finance receivables, net	5,628,934	6,269,862
Other receivables	351,182	420,708
Inventories	1,894,704	2,137,618
Deferred income taxes	866,386	978,179
Prepaid expenses and other current assets	672,014	805,393

Total current assets	15,717,706	17,936,397

Noncurrent finance receivables, net	8,102,294	9,202,531

Investments and other assets
Marketable securities and other securities investments	6,765,043	7,632,126
Affiliated companies	2,429,778	2,691,460
Employees receivables	44,966	45,206
Other	736,388	926,391

Total investments and other assets	9,976,175	11,295,183

Property, plant and equipment
Land	1,314,040	1,354,815
Buildings	4,073,335	4,282,839
Machinery and equipment	10,381,285	10,945,377
Vehicles and equipment on operating leases	3,709,560	5,199,986
Construction in progress	286,571	581,412

Total property, plant and equipment, at cost	19,764,791	22,364,429
Less - Accumulated depreciation	(12,123,493)	(13,068,710)

Total property, plant and equipment, net	7,641,298	9,295,719

Total assets	41,437,473	47,729,830

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	March 31,
	2014	2015
Liabilities
Current liabilities
Short-term borrowings	4,830,820	5,048,188
Current portion of long-term debt	2,949,663	3,915,304
Accounts payable	2,213,218	2,410,588
Other payables	845,426	913,013
Accrued expenses	2,313,160	2,668,666
Income taxes payable	594,829	348,786
Other current liabilities	933,569	1,126,951

Total current liabilities	14,680,685	16,431,496

Long-term liabilities
Long-term debt	8,546,910	10,014,395
Accrued pension and severance costs	767,618	880,293
Deferred income taxes	1,811,846	2,298,469
Other long-term liabilities	411,427	457,848

Total long-term liabilities	11,537,801	13,651,005

Total liabilities	26,218,486	30,082,501

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value, authorized: 10,000,000,000 shares in 2014 and 2015; issued: 3,447,997,492 shares in 2014 and 3,417,997,492 shares in 2015	397,050	397,050
Additional paid-in capital	551,308	547,054
Retained earnings	14,116,295	15,591,947
Accumulated other comprehensive income (loss)	528,161	1,477,545
Treasury stock, at cost, 278,231,473 shares in 2014 and 271,183,861 shares in 2015	(1,123,666)	(1,225,465)

Total Toyota Motor Corporation shareholders’ equity	14,469,148	16,788,131

Noncontrolling interests	749,839	859,198

Total shareholders’ equity	15,218,987	17,647,329

Commitments and contingencies
Total liabilities and shareholders’ equity	41,437,473	47,729,830

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	For the years ended March 31,
	2013	2014	2015
Net revenues
Sales of products	20,914,150	24,312,644	25,612,836
Financing operations	1,150,042	1,379,267	1,621,685

Total net revenues	22,064,192	25,691,911	27,234,521

Costs and expenses
Cost of products sold	18,010,569	19,988,245	20,916,362
Cost of financing operations	630,426	812,894	925,314
Selling, general and administrative	2,102,309	2,598,660	2,642,281

Total costs and expenses	20,743,304	23,399,799	24,483,957

Operating income	1,320,888	2,292,112	2,750,564

Other income (expense)
Interest and dividend income	98,673	115,410	147,122
Interest expense	(22,967)	(19,630)	(22,871)
Foreign exchange gain, net	5,551	50,260	88,140
Other income (loss), net	1,504	2,928	(70,127)

Total other income (expense)	82,761	148,968	142,264

Income before income taxes and equity in earnings of affiliated companies	1,403,649	2,441,080	2,892,828

Provision for income taxes	551,686	767,808	893,469
Equity in earnings of affiliated companies	231,519	318,376	308,545

Net income	1,083,482	1,991,648	2,307,904

Less - Net income attributable to noncontrolling interests	(121,319)	(168,529)	(134,566)

Net income attributable to Toyota Motor Corporation	962,163	1,823,119	2,173,338

	Yen
Net income attributable to Toyota Motor Corporation per share
- Basic	303.82	575.30	688.02

- Diluted	303.78	574.92	687.66

Cash dividends per share	90.00	165.00	200.00

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Yen in millions
	For the years ended March 31,
	2013	2014	2015
Net income	1,083,482	1,991,648	2,307,904
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	461,754	301,889	404,352
Unrealized gains (losses) on securities	374,209	499,560	577,703
Pension liability adjustments	14,711	99,404	4,316

Total other comprehensive income (loss)	850,674	900,853	986,371

Comprehensive income	1,934,156	2,892,501	3,294,275

Less - Comprehensive income attributable to noncontrolling interests	(149,283)	(185,098)	(171,553)

Comprehensive income attributable to Toyota Motor Corporation	1,784,873	2,707,403	3,122,722

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

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2014	397,050	551,308	14,116,295	528,161	(1,123,666)	14,469,148	749,839	15,218,987

Equity transaction with noncontrolling interests and other		(422)				(422)	7,101	6,679
Comprehensive income
Net income			2,173,338			2,173,338	134,566	2,307,904
Other comprehensive income (loss)
Foreign currency translation adjustments				380,448		380,448	23,904	404,352
Unrealized gains (losses) on securities				567,002		567,002	10,701	577,703
Pension liability adjustments				1,934		1,934	2,382	4,316

Total comprehensive income						3,122,722	171,553	3,294,275

Dividends paid to Toyota Motor Corporation shareholders			(554,933)			(554,933)		(554,933)
Dividends paid to noncontrolling interests							(69,295)	(69,295)
Repurchase of treasury stock					(360,233)	(360,233)		(360,233)
Reissuance of treasury stock		(2,136)	(23,290)		137,275	111,849		111,849
Retirement of treasury stock		(1,696)	(119,463)		121,159	—		—

Balances at March 31, 2015	397,050	547,054	15,591,947	1,477,545	(1,225,465)	16,788,131	859,198	17,647,329

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	For the years ended March 31,
	2013	2014	2015
Cash flows from operating activities
Net income	1,083,482	1,991,648	2,307,904
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,105,109	1,250,853	1,409,075
Provision for doubtful accounts and credit losses	27,367	49,718	78,969
Pension and severance costs, less payments	(20,429)	20,654	(3,161)
Losses on disposal of fixed assets	32,221	28,657	31,625
Unrealized losses on available-for-sale securities, net	2,104	6,197	2,578
Deferred income taxes	160,008	(56,279)	(26,887)
Equity in earnings of affiliated companies	(231,519)	(318,376)	(308,545)
Changes in operating assets and liabilities, and other
Increase in accounts and notes receivable	(168,260)	(121,926)	(69,477)
(Increase) decrease in inventories	50,483	(110,819)	(171,001)
Increase in other current assets	(47,033)	(77,645)	(43,355)
Increase (decrease) in accounts payable	(209,284)	65,312	150,058
Increase (decrease) in accrued income taxes	22,127	438,527	(246,043)
Increase in other current liabilities	280,083	277,659	494,254
Other	364,857	201,855	79,759

Net cash provided by operating activities	2,451,316	3,646,035	3,685,753

Cash flows from investing activities
Additions to finance receivables	(10,004,928)	(11,953,064)	(13,126,596)
Collection of finance receivables	9,063,011	10,990,546	12,426,475
Proceeds from sales of finance receivables	39,845	34,807	23,913
Additions to fixed assets excluding equipment leased to others	(854,561)	(970,021)	(1,146,318)
Additions to equipment leased to others	(1,119,591)	(1,708,670)	(2,211,250)
Proceeds from sales of fixed assets excluding equipment leased to others	39,191	39,191	41,547
Proceeds from sales of equipment leased to others	533,441	744,339	803,423
Purchases of marketable securities and security investments	(3,412,423)	(4,738,278)	(3,194,294)
Proceeds from sales of marketable securities and security investments	35,178	538,894	113,348
Proceeds upon maturity of marketable securities and security investments	2,633,913	2,780,433	2,569,653
Payment for additional investments in affiliated companies, net of cash acquired	16,216	6,603	—
Changes in investments and other assets, and other	3,396	(101,028)	(113,391)

Net cash used in investing activities	(3,027,312)	(4,336,248)	(3,813,490)

Cash flows from financing activities
Proceeds from issuance of long-term debt	3,191,223	3,890,310	5,029,018
Payments of long-term debt	(2,682,136)	(2,988,923)	(3,462,237)
Increase (decrease) in short-term borrowings	201,261	467,976	(288,724)
Dividends paid to Toyota Motor Corporation shareholders	(190,008)	(396,030)	(554,933)
Dividends paid to noncontrolling interests	(45,640)	(63,065)	(69,295)
Reissuance (repurchase) of treasury stock	2,542	9,212	(347,784)

Net cash provided by financing activities	477,242	919,480	306,045

Effect of exchange rate changes on cash and cash equivalents	137,851	93,606	65,079
Net increase in cash and cash equivalents	39,097	322,873	243,387
Cash and cash equivalents at beginning of year	1,679,200	1,718,297	2,041,170

Cash and cash equivalents at end of year	1,718,297	2,041,170	2,284,557

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

Toyota and its affiliated companies are primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories throughout the world. In addition, Toyota and its affiliated companies provide financing, vehicle and equipment leasing and certain other financial services primarily to its dealers and their customers to support the sales of vehicles and other products manufactured by Toyota and its affiliated companies.

2. Summary of significant accounting policies:

The parent company and its subsidiaries in Japan and its foreign subsidiaries maintain their records and prepare their financial statements in accordance with Japanese generally accepted accounting principles and those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform to U.S.GAAP.

Significant accounting policies after reflecting adjustments for the above are as follows:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of the parent company, its majority-owned subsidiary companies and variable interest entities of which Toyota is the primary beneficiary. All significant intercompany transactions and accounts have been eliminated. Investments in affiliated companies in which Toyota exercises significant influence, but which it does not control, are stated at cost plus equity in undistributed earnings. Consolidated net income includes Toyota’s equity in current earnings of such companies, after elimination of unrealized intercompany profits. Investments in such companies are reduced to net realizable value if a decline in market value is determined other-than-temporary. Investments in non-public companies in which Toyota does not exercise significant influence (generally less than a 20% ownership interest) are stated at cost.

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

Other costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥330,870 million, ¥419,409 million and ¥435,150 million for the years ended March 31, 2013, 2014 and 2015, respectively.

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

Research and development costs are expensed as incurred. Research and development costs were ¥807,454 million, ¥910,517 million and ¥1,004,547 million for the years ended March 31, 2013, 2014 and 2015, respectively.

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

As of March 31, 2014 and 2015, finance receivables on nonaccrual status are as follows:

	Yen in millions
	March 31,
	2014	2015
Retail	5,962	7,629
Finance leases	780	5,562
Wholesale	1,406	11,573
Real estate	4,035	8,592
Working capital	46	446

	12,229	33,802

As of March 31, 2014 and 2015, finance receivables 90 days or more past due and accruing are as follows:

	Yen in millions
	March 31,
	2014	2015
Retail	23,352	28,147
Finance leases	3,504	3,954

	26,856	32,101

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories -

Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” (“LIFO”) basis. Inventories valued on the LIFO basis totaled ¥323,249 million and ¥402,180 million at March 31, 2014 and 2015, respectively. Had the “first-in, first-out” basis been used for those companies using the LIFO basis, inventories would have been ¥46,244 million and ¥39,165 million higher than reported at March 31, 2014 and 2015, respectively.

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

Accounting changes -

In July 2013, the FASB issued updated guidance on uncertain tax positions. This guidance requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward for tax purposes, a similar tax loss, or a tax credit carryforward. Toyota adopted this guidance on April 1, 2014. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

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

In February 2015, the FASB issued updated guidance that amends the analysis a reporting entity must perform to determine whether it should consolidate certain legal entities. This guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. This guidance is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance to help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement. This guidance is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

Reclassifications -

Certain prior year amounts have been reclassified to conform to the presentations as of and for the year ended March 31, 2015.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Supplemental cash flow information:

Cash payments for income taxes were ¥331,007 million, ¥411,133 million and ¥1,145,808 million for the years ended March 31, 2013, 2014 and 2015, respectively. Interest payments during the years ended March 31, 2013, 2014 and 2015 were ¥325,575 million, ¥352,590 million and ¥369,770 million, respectively.

Capital lease obligations of ¥3,749 million, ¥3,422 million and ¥3,709 million were incurred for the years ended March 31, 2013, 2014 and 2015, respectively.

4. Acquisitions and dispositions:

During the years ended March 31, 2013, 2014 and 2015, Toyota made several acquisitions and dispositions, however the assets and liabilities acquired or transferred were not material.

5. Marketable securities and other securities investments:

Marketable securities and other securities investments include public and corporate bonds and common stocks for which the aggregate cost, gross unrealized gains and losses and fair value are as follows:

	Yen in millions
	March 31, 2014
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Public and corporate bonds	5,879,336	290,964	5,377	6,164,923
Common stocks	619,811	1,377,653	268	1,997,196
Other	538,306	34,076	49	572,333

Total	7,037,453	1,702,693	5,694	8,734,452

Securities not practicable to determine fair value
Public and corporate bonds	433
Common stocks	77,035

Total	77,468

	Yen in millions
	March 31, 2015
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Public and corporate bonds	6,848,348	337,341	4,738	7,180,951
Common stocks	621,750	2,083,164	100	2,704,814
Other	387,085	43,649	12	430,722

Total	7,857,183	2,464,154	4,850	10,316,487

Securities not practicable to determine fair value
Public and corporate bonds	20,404
Common stocks	77,334

Total	97,738

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Public and corporate bonds included in available-for-sale represent 50% of Japanese bonds, and 50% of U.S., European and other bonds as of March 31, 2014, and 43% of Japanese bonds, and 57% of U.S., European and other bonds as of March 31, 2015. Listed stocks on the Japanese stock markets represent 86% and 88% of common stocks which are included in available-for-sale as of March 31, 2014 and 2015, respectively. Public and corporate bonds include government bonds, and “Other” includes investment trusts.

Unrealized losses continuing over a 12 month period or more in the aggregate were not material at March 31, 2014 and 2015.

As of March 31, 2014 and 2015, maturities of public and corporate bonds included in available-for-sale are mainly from 1 to 10 years.

Proceeds from sales of available-for-sale securities were ¥35,178 million, ¥538,894 million and ¥113,348 million for the years ended March 31, 2013, 2014 and 2015, respectively. On those sales, gross realized gains were ¥1,048 million, ¥25,099 million and ¥17,912 million and gross realized losses were ¥31 million, ¥404 million and ¥161 million, respectively.

During the years ended March 31, 2013, 2014 and 2015, Toyota recognized impairment losses on available-for-sale securities of ¥2,104 million, ¥6,197 million and ¥2,578 million, respectively, which are included in “Other income (loss), net” and other in the accompanying consolidated statements of income.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Finance receivables:

Finance receivables consist of the following:

	Yen in millions
	March 31,
	2014	2015
Retail	10,523,364	12,015,844
Finance leases	1,071,179	1,158,361
Wholesale and other dealer loans	2,875,650	3,124,079

	14,470,193	16,298,284
Deferred origination costs	161,956	179,905
Unearned income	(754,539)	(837,124)
Allowance for credit losses
Retail	(89,439)	(109,316)
Finance leases	(30,585)	(29,303)
Wholesale and other dealer loans	(26,358)	(30,053)

Total allowance for credit losses	(146,382)	(168,672)

Total finance receivables, net	13,731,228	15,472,393
Less - Current portion	(5,628,934)	(6,269,862)

Noncurrent finance receivables, net	8,102,294	9,202,531

Finance receivables were geographically distributed as follows: in North America 57.1%, in Asia 11.4%, in Europe 10.8%, in Japan 8.9% and in Other 11.8% as of March 31, 2014, and in North America 59.3%, in Asia 12.8%, in Europe 9.5%, in Japan 7.9% and in Other 10.5% as of March 31, 2015.

The contractual maturities of retail receivables, the future minimum lease payments on finance leases and the contractual maturities of wholesale and other dealer loans at March 31, 2015 are summarized as follows:

	Yen in millions
Years ending March 31,	Retail	Finance leases	Wholesale and other dealer loans
2016	3,990,339	305,178	2,284,565
2017	2,947,412	225,863	282,667
2018	2,303,402	171,359	193,257
2019	1,548,457	94,781	145,660
2020	792,183	30,905	96,535
Thereafter	434,051	7,405	121,395

	12,015,844	835,491	3,124,079

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finance leases consist of the following:

	Yen in millions
	March 31,
	2014	2015
Minimum lease payments	781,736	835,491
Estimated unguaranteed residual values	289,443	322,870

	1,071,179	1,158,361
Deferred origination costs	4,592	4,791
Less - Unearned income	(89,627)	(98,915)
Less - Allowance for credit losses	(30,585)	(29,303)

Finance leases, net	955,559	1,034,934

Toyota is exposed to credit risk on Toyota’s finance receivables. Credit risk is the risk of loss arising from the failure of customers or dealers to meet the terms of their contracts with Toyota or otherwise fail to perform as agreed. Toyota estimates allowance for credit losses by variety of credit-risk evaluation process to cover probable and estimable losses above.

The table below shows the amount of the finance receivables segregated into aging categories based on the number of days outstanding as of March 31, 2014 and 2015:

	Yen in millions
	March 31, 2014
	Retail	Finance leases	Wholesale	Real estate	Working capital
Current	10,366,261	1,062,194	1,434,534	739,659	700,819
30-59 days past due	105,056	3,396	8	525	—
60-89 days past due	22,824	1,490	—	70	—
90 days or greater past due	29,223	4,099	20	—	15

Total	10,523,364	1,071,179	1,434,562	740,254	700,834

	Yen in millions
	March 31, 2015
	Retail	Finance leases	Wholesale	Real estate	Working capital
Current	11,821,070	1,147,488	1,540,395	854,791	728,689
30-59 days past due	129,649	4,179	2	70	—
60-89 days past due	29,552	1,985	—	—	—
90 days or greater past due	35,573	4,709	—	26	106

Total	12,015,844	1,158,361	1,540,397	854,887	728,795

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below show the recorded investment for each credit quality of the finance receivable within the wholesale and other dealer loan receivables portfolio segment in the United States and other regions as of March 31, 2014 and 2015:

United States

The wholesale and other dealer loan receivables portfolio segment is primarily segregated into credit qualities below based on internal risk assessments by dealers.

Performing: Account not classified as either Credit Watch, At Risk or Default

Credit Watch: Account designated for elevated attention

At Risk:	Account where there is an increased likelihood that default may exist based on qualitative and quantitative factors
Default:	Account is not currently meeting contractual obligations or we have temporarily waived certain contractual requirements

	Yen in millions
	March 31, 2014
	Wholesale	Real estate	Working capital	Total
Performing	836,703	390,218	169,027	1,395,948
Credit Watch	131,934	88,032	16,233	236,199
At Risk	2,441	1,247	2,556	6,244
Default	58	—	616	674

Total	971,136	479,497	188,432	1,639,065

	Yen in millions
	March 31, 2015
	Wholesale	Real estate	Working capital	Total
Performing	960,542	454,451	197,369	1,612,362
Credit Watch	136,537	101,221	21,197	258,955
At Risk	7,230	4,476	3,806	15,512
Default	4,340	482	273	5,095

Total	1,108,649	560,630	222,645	1,891,924

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2015
	Wholesale	Real estate	Working capital	Total
Performing	428,889	292,007	505,675	1,226,571
Default	2,859	2,250	475	5,584

Total	431,748	294,257	506,150	1,232,155

The tables below summarize information about impaired finance receivables:

	Yen in millions
	Recorded investment		Unpaid principal balance		Individually evaluated allowance
	March 31,		March 31,		March 31,
	2014	2015	2014	2015	2014	2015
Impaired account balances individually evaluated for impairment with an allowance:
Wholesale	4,745	11,810	4,745	11,810	483	2,387
Real estate	4,476	8,136	4,476	8,136	1,421	2,054
Working capital	2,977	4,881	2,977	4,881	2,720	4,376

Total	12,198	24,827	12,198	24,827	4,624	8,817

Impaired account balances individually evaluated for impairment without an allowance:
Wholesale	5,217	13,644	5,217	13,644
Real estate	9,257	10,935	9,257	10,935
Working capital	384	312	384	312

Total	14,858	24,891	14,858	24,891

Impaired account balances aggregated and evaluated for impairment:
Retail	34,179	32,907	33,661	32,541
Finance leases	177	118	168	104

Total	34,356	33,025	33,829	32,645

Total impaired account balances:
Retail	34,179	32,907	33,661	32,541
Finance leases	177	118	168	104
Wholesale	9,962	25,454	9,962	25,454
Real estate	13,733	19,071	13,733	19,071
Working capital	3,361	5,193	3,361	5,193

Total	61,412	82,743	60,885	82,363

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	Average impaired finance receivables		Interest income recognized
	For the years ended March 31,		For the years ended March 31,
	2014	2015	2014	2015
Total impaired account balances:
Retail	37,997	33,722	2,760	2,389
Finance leases	175	155	6	4
Wholesale	14,464	13,977	100	110
Real estate	15,201	14,634	501	439
Working capital	4,591	3,813	200	110

Total	72,428	66,301	3,567	3,052

The amount of finance receivables modified as a troubled debt restructuring for the year ended March 31, 2015 was not significant for all classes of finance receivables. Finance receivables modified as troubled debt restructurings for the year ended March 31, 2015 and for which there was a payment default were not significant for all classes of such receivables.

7. Other receivables:

Other receivables relate to arrangements with certain component manufacturers whereby Toyota procures inventory for these component manufactures and is reimbursed for the related purchases.

8. Inventories:

Inventories consist of the following:

	Yen in millions
	March 31,
	2014	2015
Finished goods	1,159,762	1,365,818
Raw materials	384,635	401,040
Work in process	258,133	270,113
Supplies and other	92,174	100,647

Total	1,894,704	2,137,618

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Vehicles and equipment on operating leases:

Vehicles and equipment on operating leases consist of the following:

	Yen in millions
	March 31,
	2014	2015
Vehicles	3,674,969	5,169,524
Equipment	129,029	163,195
Less - Deferred income and other	(94,438)	(132,733)

	3,709,560	5,199,986
Less - Accumulated depreciation	(808,764)	(1,080,936)
Less - Allowance for credit losses	(7,220)	(9,366)

Vehicles and equipment on operating leases, net	2,893,576	4,109,684

Rental income from vehicles and equipment on operating leases was ¥476,935 million, ¥586,983 million and ¥726,515 million for the years ended March 31, 2013, 2014 and 2015, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

Years ending March 31,	Yen in millions
2016	728,864
2017	461,905
2018	200,318
2019	50,092
2020	11,587
Thereafter	1,633

Total minimum future rentals	1,454,399

The future minimum rentals as shown above should not be considered indicative of future cash collections.

10. Allowance for doubtful accounts and credit losses:

The net changes in the allowance for doubtful accounts relating to trade accounts and notes receivable for the years ended March 31, 2013, 2014 and 2015 are as follows:

	Yen in millions
	For the years ended March 31,
	2013	2014	2015
Allowance for doubtful accounts at beginning of year	44,097	46,144	47,518
Provision for doubtful accounts, net of reversal	1,745	3,405	(1,598)
Write-offs	(457)	(1,162)	(289)
Other	759	(869)	4,779

Allowance for doubtful accounts at end of year	46,144	47,518	50,410

“Other” includes the impact of currency translation adjustments for the years ended March 31, 2013, 2014 and 2015.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A portion of the allowance for doubtful accounts balance at March 31, 2014 and 2015 totaling ¥28,738 million and ¥9,561 million, respectively, is attributed to certain non-current receivable balances which are reported as “Other” assets in the consolidated balance sheets.

The net changes in the allowance for credit losses relating to finance receivables and vehicles and equipment on operating leases for the years ended March 31, 2013, 2014 and 2015 are as follows:

	Yen in millions
	For the years ended March 31,
	2013	2014	2015
Allowance for credit losses at beginning of year	140,363	147,049	153,602
Provision for credit losses, net of reversal	25,622	46,313	80,567
Charge-offs	(56,701)	(65,359)	(84,310)
Recoveries	14,690	16,662	18,173
Other	23,075	8,937	10,006

Allowance for credit losses at end of year	147,049	153,602	178,038

“Other” primarily includes the impact of currency translation adjustments for the years ended March 31, 2013, 2014 and 2015.

The net changes in the allowance for credit losses above relating to retail receivables portfolio segment, finance lease receivables portfolio segment and wholesale and other dealer loan receivables portfolio segment for the years ended March 31, 2013, 2014 and 2015 are as follows:

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2015
	Retail	Finance leases	Wholesale and other dealer loans
Allowance for credit losses at beginning of year	89,439	30,585	26,358
Provision for credit losses, net of reversal	70,129	(858)	2,531
Charge-offs	(71,403)	(2,568)	(603)
Recoveries	15,008	497	78
Other	6,143	1,647	1,689

Allowance for credit losses at end of year	109,316	29,303	30,053

11. Affiliated companies and variable interest entities:

Investments in and transactions with affiliated companies -

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions
	March 31,
	2014	2015
Current assets	10,813,254	11,380,649
Noncurrent assets	10,172,524	11,890,150

Total assets	20,985,778	23,270,799

Current liabilities	7,120,877	7,330,762
Long-term liabilities and noncontrolling interests	5,217,723	5,965,242
Affiliated companies accounted for by the equity method shareholders’ equity	8,647,178	9,974,795

Total liabilities and shareholders’ equity	20,985,778	23,270,799

Toyota’s share of affiliated companies accounted for by the equity method shareholders’ equity	2,429,576	2,691,222

Number of affiliated companies accounted for by the equity method at end of period	54	54

	Yen in millions
	For the years ended March 31,
	2013	2014	2015
Net revenues	24,242,046	28,289,687	30,163,457

Gross profit	2,620,892	3,385,048	3,614,946

Net income attributable to affiliated companies accounted for by the equity method	705,249	963,003	966,133

Equity in earnings of affiliated companies attributable to Toyota Motor Corporation	231,519	318,376	308,545

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Entities comprising a significant portion of Toyota’s investment in affiliated companies and percentage of ownership are presented below:

	Percentage of ownership
	March 31,
Name of affiliated companies	2014	2015
Denso Corporation	24.9%	24.9%
Toyota Industries Corporation	24.7%	24.6%
Aisin Seiki Co., Ltd.	23.4%	23.3%
Toyota Tsusho Corporation	22.0%	22.0%
Toyoda Gosei Co., Ltd.	43.0%	43.0%

Certain affiliated companies accounted for by the equity method with carrying amounts of ¥1,811,245 million and ¥2,010,249 million at March 31, 2014 and 2015, respectively, were quoted on various established markets at an aggregate value of ¥2,320,128 million and ¥2,889,079 million, respectively. Toyota evaluated its investments in affiliated companies, considering the length of time and the extent to which the quoted market prices have been less than the carrying amounts, the financial condition and near-term prospects of the affiliated companies and Toyota’s ability and intent to retain those investments in the companies for a period of time. Toyota did not recognize any impairment loss for the years ended March 31, 2013, 2014 and 2015.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions
	March 31,
	2014	2015
Trade accounts and notes receivable, and other receivables	253,312	266,999
Accounts payable and other payables	599,334	635,878

	Yen in millions
	For the years ended March 31,
	2013	2014	2015
Net revenues	1,926,854	1,854,708	1,785,238
Purchases	4,020,138	4,289,583	5,065,613

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2013, 2014 and 2015 were ¥126,977 million, ¥147,039 million and ¥174,485 million, respectively.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Related to securitization transactions, ¥1,439,796 million and ¥1,845,092 million retail finance receivables, ¥16,447 million and ¥144,729 million vehicles on operating leases, ¥84,052 million and ¥112,004 million restricted cash and ¥1,205,293 million and ¥1,572,185 million secured debt were included in Toyota’s consolidated financial statements as of March 31, 2014 and 2015, respectively. The creditors of the VIEs do not have recourse to Toyota’s general credit with the exception of debts guaranteed by Toyota. Risks to which Toyota is exposed including credit, interest rate, and/or prepayment risks are not incremental compared with the situation before Toyota enters into securitization transactions.

As for VIEs other than those specified above, neither the aggregate size nor Toyota’s involvements are material to Toyota’s consolidated financial statements.

12. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2014 and 2015 consist of the following:

	Yen in millions
	March 31,
	2014	2015
Loans, principally from banks, with a weighted-average interest at March 31, 2014 and March 31, 2015 of 2.57% and of 2.83% per annum, respectively	1,165,580	1,167,792
Commercial paper with a weighted-average interest at March 31, 2014 and March 31, 2015 of 0.49% and of 0.41% per annum, respectively	3,665,240	3,880,396

	4,830,820	5,048,188

As of March 31, 2015, Toyota has unused short-term lines of credit amounting to ¥2,070,086 million of which ¥729,454 million related to commercial paper programs. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2014 and 2015 comprises the following:

	Yen in millions
	March 31,
	2014	2015
Unsecured loans, representing obligations principally to banks, due 2014 to 2029 in 2014 and due 2015 to 2029 in 2015 with interest ranging from 0.00% to 39.50% per annum in 2014 and from 0.01% to 39.50% per annum in 2015	3,368,711	3,712,598
Secured loans, representing obligations principally to finance receivables securitization due 2014 to 2030 in 2014 and due 2015 to 2030 in 2015 with interest ranging from 0.10% to 12.00% per annum in 2014 and from 0.10% to 2.92% per annum in 2015	1,226,080	1,594,489
Medium-term notes of consolidated subsidiaries, due 2014 to 2047 in 2014 and due 2015 to 2047 in 2015 with interest ranging from 0.10% to 9.40% per annum in 2014 and from 0.13% to 9.40% per annum in 2015	5,355,176	6,740,355
Unsecured notes of parent company, due 2014 to 2023 in 2014 and due 2015 to 2024 in 2015 with interest ranging from 0.19% to 3.00% per annum in 2014 and from 0.19% to 3.00% per annum in 2015	400,000	380,000
Unsecured notes of consolidated subsidiaries, due 2014 to 2031 in 2014 and due 2015 to 2032 in 2015 with interest ranging from 0.08% to 41.79% per annum in 2014 and from 0.03% to 41.79% per annum in 2015	1,124,810	1,469,218
Secured notes of consolidated subsidiaries, due 2016 to 2018 in 2015 with interest ranging from 8.40% to 9.55% per annum in 2015	—	13,580
Long-term capital lease obligations, due 2014 to 2030 in 2014 and due 2015 to 2030 in 2015 with interest ranging from 0.50% to 14.73% per annum in 2014 and from 0.50% to 14.73% per annum in 2015	21,796	19,459

	11,496,573	13,929,699
Less - Current portion due within one year	(2,949,663)	(3,915,304)

	8,546,910	10,014,395

As of March 31, 2015, approximately 48%, 12%, 8% and 32% of long-term debt are denominated in U.S. dollars, Japanese yen, Australian dollars and other currencies, respectively.

As of March 31, 2015, property, plant and equipment with a book value of ¥192,329 million and other assets aggregating ¥1,875,174 million were pledged as collateral mainly for certain debt obligations of subsidiaries. These other assets principally consist of securitized finance receivables.

The aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Years ending March 31,	Yen in millions
2016	3,915,304
2017	2,380,969
2018	2,867,620
2019	1,690,587
2020	1,718,136

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Standard agreements with certain banks include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. During the year ended March 31, 2015, Toyota has not received any significant requests from these banks.

As of March 31, 2015, Toyota has unused long-term lines of credit amounting to ¥8,980,430 million.

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

The net changes in liabilities for quality assurances above for the years ended March 31, 2013, 2014 and 2015 consist of the following:

	Yen in millions
	For the years ended March 31,
	2013	2014	2015
Liabilities for quality assurances at beginning of year	839,834	1,003,023	1,154,021
Payments made during year	(344,279)	(383,572)	(509,488)
Provision for quality assurances	491,542	524,442	686,006
Changes relating to pre-existing quality assurances	(8,383)	(7,248)	(25,619)
Other	24,309	17,376	23,996

Liabilities for quality assurances at end of year	1,003,023	1,154,021	1,328,916

“Other” primarily includes the impact of currency translation adjustments and the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the net changes in liabilities for recalls and other safety measures which are comprised in liabilities for quality assurances above for the years ended March 31, 2013, 2014 and 2015.

	Yen in millions
	For the years ended March 31,
	2013	2014	2015
Liabilities for recalls and other safety measures at beginning of year	468,697	566,406	680,475
Payments made during year	(180,925)	(207,652)	(357,447)
Provision for recalls and other safety measures	270,883	315,574	421,618
Other	7,751	6,147	10,404

Liabilities for recalls and other safety measures at end of year	566,406	680,475	755,050

14. Other payables:

Other payables are mainly related to purchases of property, plant and equipment and non-manufacturing purchases.

15. Income taxes:

The components of income before income taxes comprise the following:

	Yen in millions
	For the years ended March 31,
	2013	2014	2015
Income before income taxes:
Parent company and domestic subsidiaries	651,852	1,621,013	1,685,909
Foreign subsidiaries	751,797	820,067	1,206,919

	1,403,649	2,441,080	2,892,828

The provision for income taxes consists of the following:

	Yen in millions
	For the years ended March 31,
	2013	2014	2015
Current income tax expense:
Parent company and domestic subsidiaries	178,662	634,458	552,122
Foreign subsidiaries	213,016	189,629	368,234

Total current	391,678	824,087	920,356

Deferred income tax expense (benefit):
Parent company and domestic subsidiaries	140,041	(122,898)	(77,653)
Foreign subsidiaries	19,967	66,619	50,766

Total deferred	160,008	(56,279)	(26,887)

Total provision	551,686	767,808	893,469

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 37.6%, 37.6% and 35.2% for the years ended March 31, 2013, 2014 and 2015, respectively. The statutory tax rates in effect for the year in which the temporary differences are expected to

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reverse are used to calculate the tax effects of temporary differences which are expected to reverse in the future years. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the years ended March 31,
	2013	2014	2015
Statutory tax rate	37.6%	37.6%	35.2%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	0.6	2.2	1.5
Deferred tax liabilities on undistributed earnings of foreign subsidiaries	1.8	1.5	1.0
Deferred tax liabilities on undistributed earnings of affiliated companies accounted for by the equity method	4.1	3.0	2.5
Valuation allowance	1.7	(4.3)	(0.5)
Tax credits	(3.1)	(6.5)	(5.3)
The difference between the statutory tax rate in Japan and that of foreign subsidiaries	(4.8)	(3.2)	(2.4)
Unrecognized tax benefits adjustments	0.1	0.0	3.2
Revision to reduce deferred tax assets and liabilities at the fiscal year-end due to changes in tax rates	0.0	0.9	(1.9)
Other	1.3	0.3	(2.4)

Effective income tax rate	39.3%	31.5%	30.9%

“Unrecognized tax benefits adjustments” for the year ended March 31, 2015 reflects a charge for the settlement of a pre 2012 tax position in a foreign jurisdiction.

Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31,
	2014	2015
Deferred tax assets
Accrued pension and severance costs	179,159	184,215
Accrued expenses and liabilities for quality assurances	523,473	573,246
Other accrued employees’ compensation	126,721	126,366
Operating loss carryforwards for tax purposes	164,070	259,896
Tax credit carryforwards	51,046	42,059
Property, plant and equipment and other assets	213,799	220,226
Other	307,443	288,012

Gross deferred tax assets	1,565,711	1,694,020
Less - Valuation allowance	(189,894)	(169,811)

Total deferred tax assets	1,375,817	1,524,209

Deferred tax liabilities
Unrealized gains on securities, net	(608,428)	(810,192)
Undistributed earnings of foreign subsidiaries	(37,556)	(27,692)
Undistributed earnings of affiliated companies accounted for by the equity method	(663,249)	(686,692)
Basis difference of acquired assets	(35,261)	(31,946)
Lease transactions	(828,911)	(1,162,540)
Other	(39,286)	(21,597)

Gross deferred tax liabilities	(2,212,691)	(2,740,659)

Net deferred tax liability	(836,874)	(1,216,450)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The deferred tax assets and liabilities above that comprise the net deferred tax liability are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31,
	2014	2015
Deferred tax assets
Deferred income taxes (Current assets)	866,386	978,179
Investments and other assets - Other	133,537	132,548
Deferred tax liabilities
Other current liabilities	(24,951)	(28,708)
Deferred income taxes (Long-term liabilities)	(1,811,846)	(2,298,469)

Net deferred tax liability	(836,874)	(1,216,450)

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

Operating loss carryforwards for tax purposes as of March 31, 2015 in Japan and foreign countries were ¥22,162 million and ¥758,890 million, respectively, and are available as an offset against future taxable income. The majority of these carryforwards in Japan and foreign countries expire in years 2016 to 2024 and expire in years 2016 to 2034, respectively. Tax credit carryforwards as of March 31, 2015 in Japan and foreign countries were ¥24,453 million and ¥17,606 million, respectively, and the majority of these carryforwards in Japan and foreign countries expire in years 2016 to 2018 and expire in years 2016 to 2035, respectively.

The valuation allowance mainly relates to deferred tax assets of operating loss and foreign tax credit carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2013, 2014 and 2015 consist of the following:

	Yen in millions
	For the years ended March 31,
	2013	2014	2015
Valuation allowance at beginning of year	309,268	284,835	189,894
Additions	38,285	23,390	34,485
Deductions	(70,986)	(128,928)	(50,247)
Other	8,268	10,597	(4,321)

Valuation allowance at end of year	284,835	189,894	169,811

“Other” includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments during the years ended March 31, 2013, 2014 and 2015.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Because management intends to reinvest undistributed earnings of foreign subsidiaries to the extent not expected to be remitted in the foreseeable future, management has made no provision for income taxes on those undistributed earnings aggregating ¥3,174,864 million as of March 31, 2015. Toyota estimates an additional tax provision of ¥151,989 million would be required if the full amount of those undistributed earnings were remitted.

A summary of the gross unrecognized tax benefits changes for the years ended March 31, 2013, 2014 and 2015 is as follows:

	Yen in millions
	For the years ended March 31,
	2013	2014	2015
Balance at beginning of year	16,901	22,447	19,393
Additions based on tax positions related to the current year	2,401	310	593
Additions for tax positions of prior years	4,339	491	94,852
Reductions for tax positions of prior years	(1,619)	(1,273)	(4,015)
Reductions for tax positions related to lapse of statute of limitations	—	—	(58)
Reductions for settlements	(2,776)	(3,771)	(98,929)
Other	3,201	1,189	1,808

Balance at end of year	22,447	19,393	13,644

The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was not material at March 31, 2013, 2014 and 2015, respectively. Toyota does not believe it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

Interest and penalties related to income tax liabilities are included in “Other income (loss), net”. The amounts of interest and penalties accrued as of and recognized for the years ended March 31, 2013, 2014 and 2015, were not material.

Toyota remains subject to income tax examination for the tax returns related to the years beginning on and after April 1, 2008 and January 1, 2000, with various tax jurisdictions in Japan and foreign countries, respectively.

16. Shareholders’ equity:

Changes in the number of shares of common stock issued have resulted from the following:

	For the years ended March 31,
	2013	2014	2015
Common stock issued
Balance at beginning of year	3,447,997,492	3,447,997,492	3,447,997,492
Issuance during the year	—	—	—
Purchase and retirement	—	—	(30,000,000)

Balance at end of year	3,447,997,492	3,447,997,492	3,417,997,492

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The retained earnings reserve included in retained earnings as of March 31, 2014 and 2015 were ¥180,177 million and ¥186,555 million, respectively. The Companies Act provides that the retained earnings reserve of the parent company and its Japanese subsidiaries is restricted and unable to be used for dividend payments, and is excluded from the calculation of the profit available for dividend.

The amounts of statutory retained earnings of the parent company available for dividend payments to shareholders were ¥6,890,426 million and ¥7,635,250 million as of March 31, 2014 and 2015, respectively. In accordance with customary practice in Japan, the distributions from surplus are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings at March 31, 2015 include amounts representing year-end cash dividends of ¥393,352 million, ¥125 per share, which were approved at the Ordinary General Shareholders’ Meeting, held on June 16, 2015.

Retained earnings at March 31, 2015 include ¥1,880,835 million relating to equity in undistributed earnings of affiliated companies accounted for by the equity method.

At the Meeting of the Board of Directors held on March 26, 2014, Toyota Motor Corporation (“TMC”) resolved to reissue 30,000 thousand shares of treasury stock at ¥1 per share by way of third-party allotment, to repurchase up to 60,000 thousand shares of TMC’s common stock at a total purchase price of up to ¥360,000 million and to retire 30,000 thousand shares of treasury stock.

The reissuance of treasury stock was subject to the approval at Ordinary General Shareholders’ Meeting held in June 2014, and the repurchase of TMC’s common stock and retirement of treasury stock were each subject to the approval of the reissuance of treasury stock at such Ordinary General Shareholders’ Meeting. The delegation to TMC’s Board of Directors of the power to decide the terms of such reissuance was approved at such Ordinary General Shareholders’ Meeting held on June 17, 2014.

Presented below is additional information regarding the reissuance, repurchase and retirement of treasury stock.

Reissuance of treasury stock

Reason for reissuing treasury stock -

TMC resolved at the Meeting of the Board of Directors held on March 26, 2014 to establish Toyota Mobility Foundation, a General Incorporated Foundation (the “Foundation”). The reissuance of treasury stock was made by way of third-party allotment to a trust that was established by TMC to provide funding for the activities of the Foundation through dividends, etc. on TMC’s common stock.

Details of matters relating to reissuance -

Number of shares reissued	30,000,000 shares
Price of reissuance	¥1 per share
Amount of proceeds	¥30 million

Repurchase of treasury stock

Reason for repurchasing treasury stock -

The repurchase was made to avoid the dilution of TMC’s shares triggered by the reissuance of treasury stock described above, and to effect capital efficiency and agile capital policy in view of the management environment.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details of matters relating to repurchase -

Number of shares repurchased	55,521,900 shares
Total purchase price for repurchase of shares	¥359,994 million

Retirement of treasury stock

Reason for retiring treasury stock -

The retirement was made to relieve concerns regarding the dilution of TMC’s share value due to reissuance of treasury stock in the future.

Details of matters relating to retirement -

Number of shares retired	30,000,000 shares

The amount on retirement of treasury stock and the amount of the difference between fair value and book value of treasury stock on reissuance for the Foundation were treated as a reduction in additional paid-in capital and retained earnings and the amount of the difference between amount of proceeds and fair value of treasury stock on reissuance was included in Other income (expense). The fair value of treasury stock was measured using a dividend discount model due to the restrictions on transfer in the reissued stock for the Foundation. As a result, treasury stock, additional paid-in capital, retained earnings and Other income (expense) decreased by ¥246,807million, ¥4,624million, ¥142,753million and ¥99,400million, respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Accumulated other comprehensive income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
Balance at March 31, 2012	(1,248,118)	298,306	(229,021)	(1,178,833)
Other comprehensive income (loss) before reclassifications, net of taxes of ¥(12,664) million, ¥(176,417) million, ¥(6,624) million and ¥(195,705) million	461,754	348,011	7,207	816,972
Reclassifications, net of taxes of ¥— million, ¥(17,497) million, ¥(4,335) million and ¥(21,832) million	—	26,198	7,504	33,702

Other comprehensive income (loss), net of tax	461,754	374,209	14,711	850,674
Less - Other comprehensive income attributable to noncontrolling interests	(27,116)	(5,702)	4,854	(27,964)

Balance at March 31, 2013	(813,480)	666,813	(209,456)	(356,123)
Other comprehensive income (loss) before reclassifications, net of taxes of ¥(25,139) million, ¥(255,959) million, ¥(44,987) million and ¥(326,085) million	301,889	507,566	91,507	900,962
Reclassifications, net of taxes of ¥— million, ¥5,209 million, ¥(4,682) million and ¥527 million	—	(8,006)	7,897	(109)

Other comprehensive income (loss), net of tax	301,889	499,560	99,404	900,853
Less - Other comprehensive income attributable to noncontrolling interests	(4,947)	(5,810)	(5,812)	(16,569)

Balance at March 31, 2014	(516,538)	1,160,563	(115,864)	528,161

Other comprehensive income (loss) before reclassifications, net of taxes of ¥(8,742) million, ¥(309,767) million, ¥2,853 million and ¥(315,656) million	404,352	596,417	621	1,001,390
Reclassifications, net of taxes of ¥— million, ¥11,013 million, ¥(2,153) million and ¥8,860 million	—	(18,714)	3,695	(15,019)

Other comprehensive income (loss), net of tax	404,352	577,703	4,316	986,371
Less - Other comprehensive income attributable to noncontrolling interests	(23,904)	(10,701)	(2,382)	(36,987)

Balance at March 31, 2015	(136,090)	1,727,565	(113,930)	1,477,545

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications for the years ended March 31, 2014 and 2015 consist of the following:

	Yen in millions
	For the years ended March 31,		Affected line items in the consolidated statements of income
	2014	2015
Unrealized gains (losses) on securities:
	(29)	(7,727)	Financing operations
	5,079	(14,552)	Foreign exchange gain, net
	(18,469)	(7,446)	Other income (loss), net

	(13,419)	(29,725)	Income before income taxes and equity in earnings of affiliated companies
	5,209	11,013	Provision for income taxes
	204	(2)	Equity in earnings of affiliated companies

	(8,006)	(18,714)	Net income

Pension liability adjustments:
Recognized net actuarial loss	17,786	10,194	*1
Amortization of prior service costs	(5,207)	(4,346)	*1

	12,579	5,848	Income before income taxes and equity in earnings of affiliated companies
	(4,682)	(2,153)	Provision for income taxes

	7,897	3,695	Net income

Total reclassifications, net of tax	(109)	(15,019)

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost. See note 19 to the consolidated financial statements for additional information.

18. Stock-based compensation:

In June 1997, the parent company’s shareholders approved a stock option plan for board members. In June 2001, the shareholders approved an amendment of the plan to include both board members and key employees. Each year until June 2010, since the plans’ inception, the shareholders have approved the authorization for the grant of options for the purchase of the parent company’s common stock. Authorized shares for each year that remain ungranted are unavailable for grant in future years. Stock options granted in and after August 2006 have terms of 8 years and an exercise price equal to 1.025 times the closing price of Toyota’s common stock on the date of grant. These options generally vest 2 years from the date of grant.

For the years ended March 31, 2013 and 2014, Toyota recognized stock-based compensation expenses for stock options of ¥325 million and ¥23 million, respectively, as selling, general and administrative expenses.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes Toyota’s stock option activity:

		Yen		Yen in millions
	Number of shares	Weighted- average exercise price	Weighted- average remaining contractual life in years	Aggregate intrinsic value
Options outstanding at March 31, 2012	12,530,000	4,910	4.55	1,065
Granted	—	—
Exercised	(645,000)	3,328
Canceled	(1,036,000)	5,907

Options outstanding at March 31, 2013	10,849,000	4,909	3.56	5,921
Granted	—	—
Exercised	(2,390,100)	4,043
Canceled	(1,128,000)	6,373

Options outstanding at March 31, 2014	7,330,900	4,965	2.52	8,646

Granted	—	—
Exercised	(2,603,900)	4,834
Canceled	(1,223,500)	6,200

Options outstanding at March 31, 2015	3,503,500	4,632	2.05	13,143

Options exercisable at March 31, 2013	10,849,000	4,909	3.56	5,921
Options exercisable at March 31, 2014	7,330,900	4,965	2.52	8,646
Options exercisable at March 31, 2015	3,503,500	4,632	2.05	13,143

The total intrinsic value of options exercised for the years ended March 31, 2013, 2014 and 2015 was ¥364 million, ¥4,793 million and ¥5,313 million, respectively.

Cash received from the exercise of stock options for the years ended March 31, 2013, 2014 and 2015 was ¥2,147 million ¥9,663 million and ¥12,501 million, respectively.

The following table summarizes information for options outstanding and options exercisable at March 31, 2015:

	Outstanding			Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price
Yen		Yen	Years		Yen
3,183 – 5,000	2,770,300	3,931	2.50	2,770,300	3,931
5,001 – 7,278	733,200	7,278	0.33	733,200	7,278

3,183 – 7,278	3,503,500	4,632	2.05	3,503,500	4,632

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information regarding Toyota’s defined benefit plans is as follows:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2014	2015	2014	2015
Change in benefit obligation
Benefit obligation at beginning of year	1,594,411	1,657,520	633,160	705,583
Service cost	64,549	73,256	36,908	41,147
Interest cost	24,518	21,746	32,153	37,993
Plan participants’ contributions	856	871	297	575
Plan amendments	(427)	(381)	96	3,217
Net actuarial (gain) loss	35,306	51,198	(30,012)	116,787
Acquisition and other	—	(18,523)	48,388	91,097
Benefits paid	(61,693)	(64,462)	(15,407)	(19,469)

Benefit obligation at end of year	1,657,520	1,721,225	705,583	976,930

Change in plan assets
Fair value of plan assets at beginning of year	1,090,258	1,244,466	479,239	580,982
Actual return on plan assets	133,964	212,908	56,300	59,800
Acquisition and other	—	(11,341)	42,694	74,171
Employer contributions	56,386	38,917	14,801	14,660
Plan participants’ contributions	856	871	297	575
Benefits paid	(36,998)	(38,019)	(12,349)	(16,660)

Fair value of plan assets at end of year	1,244,466	1,447,802	580,982	713,528

Funded status	413,054	273,423	124,601	263,402

Amounts recognized in the consolidated balance sheets as of March 31, 2014 and 2015 are comprised of the following:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2014	2015	2014	2015
Accrued expenses (Accrued pension and severance costs)	25,088	26,906	2,509	2,411
Accrued pension and severance costs	573,301	595,598	194,317	284,695
Investments and other assets - Other (Prepaid pension and severance costs)	(185,335)	(349,081)	(72,225)	(23,704)

Net amount recognized	413,054	273,423	124,601	263,402

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts recognized in accumulated other comprehensive income (loss) as of March 31, 2014 and 2015 are comprised of the following:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2014	2015	2014	2015
Net actuarial loss	(248,751)	(110,948)	(46,278)	(133,594)
Prior service costs	48,221	43,879	(1,659)	(4,499)
Net transition obligation	—	—	—	—

Net amount recognized	(200,530)	(67,069)	(47,937)	(138,093)

The accumulated benefit obligation for all defined benefit pension plans was ¥1,593,424 million and ¥1,647,345 million in Japanese plans, ¥617,042 million and ¥874,629 million in Foreign plans at March 31, 2014 and 2015, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2014	2015	2014	2015
Projected benefit obligation	792,445	838,224	175,238	341,416
Accumulated benefit obligation	732,695	805,107	153,254	324,160
Fair value of plan assets	204,343	217,738	19,136	65,533

Components of the net periodic pension cost are as follows:

	Yen in millions
	For the years ended March 31,
	Japanese plans			Foreign plans
	2013	2014	2015	2013	2014	2015
Service cost	60,261	64,549	73,256	27,943	36,908	41,147
Interest cost	27,804	24,518	21,746	24,300	32,153	37,993
Expected return on plan assets	(22,352)	(26,768)	(31,255)	(23,177)	(34,059)	(40,784)
Amortization of prior service costs	(8,033)	(5,566)	(4,723)	369	359	377
Recognized net actuarial loss	16,619	12,562	7,302	2,884	5,224	2,892
Amortization of net transition obligation	—	—	—	—	—	—

Net periodic pension cost	74,299	69,295	66,326	32,319	40,585	41,625

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) are as follows:

	Yen in millions
	For the years ended March 31,
	Japanese plans			Foreign plans
	2013	2014	2015	2013	2014	2015
Net actuarial gain (loss)	32,122	71,890	130,455	(15,804)	52,253	(97,772)
Recognized net actuarial loss	16,619	12,562	7,302	2,884	5,224	2,892
Prior service costs	3,462	427	381	43	(96)	(3,217)
Amortization of prior service costs	(8,033)	(5,566)	(4,723)	369	359	377
Amortization of net transition obligation	—	—	—	—	—	—
Other	(173)	—	46	(8,162)	(7,605)	7,564

Total recognized in other comprehensive income (loss)	43,997	79,313	133,461	(20,670)	50,135	(90,156)

“Other” includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments during the years ended March 31, 2013, 2014 and 2015.

The estimated prior service costs and net actuarial loss that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost during the year ending March 31, 2016 are ¥(4,700) million and ¥5,700 million in Japanese plans, ¥400 million and ¥6,300 million in Foreign plans, respectively.

Weighted-average assumptions used to determine benefit obligations as of March 31, 2014 and 2015 are as follows:

	March 31,
	Japanese plans		Foreign plans
	2014	2015	2014	2015
Discount rate	1.4%	1.1%	4.8%	4.0%
Rate of compensation increase	2.1%	2.5%	4.5%	4.4%

As of March 31, 2014 and 2015, the parent company and certain subsidiaries in Japan employ “point” based retirement benefit plans and do not use the rates of compensation increase to determine benefit obligations.

Weighted-average assumptions used to determine net periodic pension cost for the years ended March 31, 2013, 2014 and 2015 are as follows:

	For the years ended March 31,
	Japanese plans			Foreign plans
	2013	2014	2015	2013	2014	2015
Discount rate	2.0%	1.7%	1.4%	5.0%	4.5%	4.8%
Expected return on plan assets	2.5%	2.6%	2.5%	7.0%	6.9%	6.7%
Rate of compensation increase	2.3%	2.2%	2.1%	4.5%	4.6%	4.5%

During the years ended March 31, 2013, 2014 and 2015, the parent company and certain subsidiaries in Japan employ “point” based retirement benefit plans and do not use the rates of compensation increase to determine net periodic pension cost.

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

Toyota’s policy and objective for plan asset management is to maximize returns on plan assets to meet future benefit payment requirements under risks which Toyota considers permissible. Asset allocations under the plan asset management are determined based on plan asset management policies of each plan which are established to achieve the optimized asset compositions in terms of the long-term overall plan asset management. In Japanese plans, excepting equity securities contributed by Toyota, approximately 50% of the plan assets is invested in equity securities, approximately 30% is invested in debt securities, and the rest of them is invested in insurance contracts and other products. In Foreign plans, excepting equity securities contributed by Toyota, approximately 60% of the plan assets is invested in equity securities, approximately 30% is invested in debt securities, and the rest of them is invested in other products. When actual allocations are not in line with target allocations, Toyota rebalances its investments in accordance with the policies. Prior to making individual investments, Toyota performs in-depth assessments of corresponding factors including category of products, industry type, currencies and liquidity of each potential investment under consideration to mitigate concentrations of risks such as market risk and foreign currency exchange rate risk. To assess performance of the investments, Toyota establishes bench mark return rates for each individual investment, combines these individual bench mark rates based on the asset composition ratios within each asset category, and compares the combined rates with the corresponding actual return rates on each asset category.

The following table summarizes the fair value of classes of plan assets as of March 31, 2014 and 2015. See note 26 to the consolidated financial statements for three levels of input which are used to measure fair value.

Japanese plans

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2015
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	603,293	—	—	603,293
Commingled funds	—	163,543	—	163,543

	603,293	163,543	—	766,836

Debt securities
Government bonds	91,348	—	—	91,348
Commingled funds	—	247,261	—	247,261
Other	—	23,267	233	23,500

	91,348	270,528	233	362,109

Insurance contracts	—	175,068	—	175,068
Other	23,549	70,133	50,107	143,789

Total	718,190	679,272	50,340	1,447,802

Foreign plans

	Yen in millions
	March 31, 2014
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	221,988	—	—	221,988
Commingled funds	—	125,840	—	125,840

	221,988	125,840	—	347,828

Debt securities
Government bonds	54,086	—	—	54,086
Commingled funds	—	45,887	—	45,887
Other	3,004	44,964	—	47,968

	57,090	90,851	—	147,941

Insurance contracts	—	—	—	—
Other	31,053	6,294	47,866	85,213

Total	310,131	222,985	47,866	580,982

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2015
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	244,542	—	—	244,542
Commingled funds	—	177,115	—	177,115

	244,542	177,115	—	421,657

Debt securities
Government bonds	67,534	—	—	67,534
Commingled funds	—	71,712	—	71,712
Other	3,691	52,501	—	56,192

	71,225	124,213	—	195,438

Insurance contracts	—	—	—	—
Other	16,839	12,764	66,830	96,433

Total	332,606	314,092	66,830	713,528

The following is description of the assets, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Quoted market prices for identical securities are used to measure fair value of common stocks. Common stocks include 71% of Japanese stocks and 29% of foreign stocks as of March 31, 2014, and 77% of Japanese stocks and 23% of foreign stocks as of March 31, 2015 in Japanese plans. Common stocks include mainly foreign stocks as of March 31, 2014 and 2015 in Foreign plans.

Quoted market prices for identical securities are used to measure fair value of government bonds. Government bonds include 44% of Japanese government bonds and 56% of foreign government bonds as of March 31, 2014, and 36% of Japanese government bonds and 64% of foreign government bonds as of March 31, 2015 in Japanese plans. Government bonds include mainly foreign government bonds as of March 31, 2014 and 2015 in Foreign plans.

Commingled funds are beneficial interests of collective trust. The fair values of commingled funds are measured using the net asset value (“NAV”) provided by the administrator of the fund, and are categorized by the ability to redeem investments at the measurement day.

The fair values of insurance contracts are measured using contracted amount with accrued interest.

“Other” consists of cash equivalents, other private placement investment funds and other assets. The fair values of other private placement investment funds are measured using the NAV provided by the administrator of the fund, and are categorized by the ability to redeem investments at the measurement day.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables summarize the changes in Level 3 plan assets measured at fair value for the years ended March 31, 2013, 2014 and 2015:

Japanese plans

	Yen in millions
	For the years ended March 31,
	2013			2014			2015
	Debt securities	Other	Total	Debt securities	Other	Total	Debt securities	Other	Total
Balance at beginning of year	591	40,065	40,656	441	41,535	41,976	322	47,760	48,082
Actual return on plan assets	3	438	441	2	3,583	3,585	2	1,169	1,171
Purchases, sales and settlements	(153)	1,032	879	(121)	2,642	2,521	(91)	1,178	1,087
Other	—	—	—	—	—	—	—	—	—

Balance at end of year	441	41,535	41,976	322	47,760	48,082	233	50,107	50,340

Foreign plans

	Yen in millions
	For the years ended March 31,
	2013	2014	2015
	Other	Other	Other
Balance at beginning of year	31,377	40,607	47,866
Actual return on plan assets	2,472	791	4,699
Purchases, sales and settlements	2,599	1,987	7,698
Other	4,159	4,481	6,567

Balance at end of year	40,607	47,866	66,830

Toyota expects to contribute ¥37,836 million in Japanese plans and ¥13,452 million in Foreign plans to its pension plans in the year ending March 31, 2016.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Yen in millions
Years ending March 31,	Japanese plans	Foreign plans
2016	69,606	12,977
2017	69,709	13,896
2018	70,611	14,947
2019	77,296	16,375
2020	78,321	17,604
from 2021 to 2025	416,805	108,976

Total	782,348	184,775

Postretirement benefits other than pensions and postemployment benefits -

Toyota’s U.S. subsidiaries provide certain health care and life insurance benefits to eligible retired employees. In addition, Toyota provides benefits to certain former or inactive employees after employment, but

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

For the years ended March 31, 2013, 2014 and 2015, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for which Toyota is unable to or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2014 and 2015:

	Yen in millions
	March 31,
	2014	2015
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	1,254	527
Investments and other assets - Other	36,572	2,880

Total	37,826	3,407

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	23,182	57,915
Investments and other assets - Other	159,644	242,404

Total	182,826	300,319

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	7,052	35,594
Investments and other assets - Other	—	—

Total	7,052	35,594

Total derivative assets	227,704	339,320
Counterparty netting	(85,331)	(117,794)
Collateral received	(78,554)	(76,891)

Carrying value of derivative assets	63,819	144,635

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	(1,442)	(4,793)
Other long-term liabilities	—	(401)

Total	(1,442)	(5,194)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(32,569)	(94,801)
Other long-term liabilities	(132,161)	(253,428)

Total	(164,730)	(348,229)

Foreign exchange forward and option contracts
Other current liabilities	(9,468)	(7,307)
Other long-term liabilities	(5)	(1)

Total	(9,473)	(7,308)

Total derivative liabilities	(175,645)	(360,731)
Counterparty netting	85,331	117,794
Collateral posted	61,680	213,937

Carrying value of derivative liabilities	(28,634)	(29,000)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2014 and 2015:

	Yen in millions
	March 31,
	2014		2015
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	151,704	15,135,193	85,561	18,634,479
Foreign exchange forward and option contracts	—	1,965,611	—	2,625,106

Total	151,704	17,100,804	85,561	21,259,585

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the years ended March 31, 2013, 2014 and 2015:

	Yen in millions
	For the years ended March 31,
	2013		2014		2015
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(23,965)	24,738	(2,719)	3,106	(15,488)	15,595

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	(24,204)		199		(57,015)
Foreign exchange gain (loss), net	1,617		(2,862)		6,459
Foreign exchange forward and option contracts
Cost of financing operations	(4,572)		20,333		31,738
Foreign exchange gain (loss), net	(49,239)		(930)		(4,108)

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the consolidated statements of cash flows.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of March 31, 2015 is ¥13,994 million. The aggregate fair value amount of assets that are already posted as cash collateral as of March 31, 2015 is ¥203,568 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥13,994 million as of March 31, 2015.

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

	Yen in millions
	March 31, 2014
	Carrying amount	Estimated fair value
		Level 1	Level 2	Level 3	Total
Assets (Liabilities)
Cash and cash equivalents	2,041,170	1,639,624	401,546	—	2,041,170
Time deposits	180,207	—	180,207	—	180,207
Total finance receivables, net	12,775,669	—	—	13,058,756	13,058,756
Other receivables	351,182	—	—	351,182	351,182
Short-term borrowings	(4,830,820)	—	(4,830,820)	—	(4,830,820)
Long-term debt including the current portion	(11,474,777)	—	(10,410,754)	(1,204,668)	(11,615,422)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2015
		Estimated fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Assets (Liabilities)
Cash and cash equivalents	2,284,557	1,936,070	348,487	—	2,284,557
Time deposits	149,321	—	149,321	—	149,321
Total finance receivables, net	14,437,459	—	—	14,656,825	14,656,825
Other receivables	420,708	—	—	420,708	420,708
Short-term borrowings	(5,048,188)	—	(5,044,376)	(3,812)	(5,048,188)
Long-term debt including the current portion	(13,910,240)	—	(12,589,871)	(1,568,144)	(14,158,015)

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

An analysis of leased assets under capital leases is as follows:

	Yen in millions
	March 31,
	2014	2015
Class of property
Building	15,828	15,872
Machinery and equipment	30,770	30,764
Less - Accumulated depreciation	(24,985)	(27,647)

	21,613	18,989

Amortization expenses under capital leases for the years ended March 31, 2013, 2014 and 2015 were ¥5,265 million, ¥5,151 million and ¥4,348 million, respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2015 are as follows:

Years ending March 31,	Yen in millions
2016	4,558
2017	3,442
2018	2,585
2019	2,258
2020	1,757
Thereafter	10,498

Total minimum lease payments	25,098
Less - Amount representing interest	(5,639)

Present value of net minimum lease payments	19,459
Less - Current obligations	(3,743)

Long-term capital lease obligations	15,716

Rental expenses under operating leases for the years ended March 31, 2013, 2014 and 2015 were ¥90,081 million, ¥94,613 million and ¥98,479 million, respectively.

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2015 are as follows:

Years ending March 31,	Yen in millions
2016	14,765
2017	12,343
2018	10,540
2019	7,361
2020	5,461
Thereafter	25,904

Total minimum future rentals	76,374

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments

Commitments outstanding as of March 31, 2015 for the purchase of property, plant and equipment, other assets and services totaled ¥325,555 million.

Guarantees

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and as of March 31, 2015, range from 1 month to 35 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of March 31, 2015 is ¥2,238,185 million. Liabilities for guarantees totaling ¥6,531 million have been provided as of March 31, 2015. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. In 2009 and 2010, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. Following some of these recalls and other safety measures, a large number of putative class actions and individual lawsuits were brought against Toyota, alleging that certain Toyota, Lexus and Scion vehicles contained defects that led to unintended acceleration. The class actions and individual lawsuits related to economic loss were resolved by a settlement which was approved by the United States District Court for the Central District of California in July 2013, and the settlement of those claims is final.

There were also several government investigations related to unintended acceleration. The last of these to be resolved was the investigation initiated by the U.S. Attorney for the Southern District of New York in February 2010. In March 2014, Toyota announced that it entered into a deferred prosecution agreement (“DPA”) with the U.S. Attorney’s Office to resolve its investigation. The DPA provided for a $1.2 billion payment to the U.S. government, and Toyota recorded a $1.2 billion charge against earnings in fiscal 2014. Pursuant to the DPA, an independent monitor was appointed to review and assess policies and procedures relating to Toyota’s safety communications process, its process for sharing vehicle accident information internally and its process for preparing and sharing certain technical reports.

In 2010, there was a recall related to the software program that controls the antilock braking system in certain models including the Prius, which led to putative class action lawsuits on behalf of owners of recalled vehicles and owners of vehicles which were not recalled. These cases were consolidated into two actions, one in the United States District Court for the Central District of California and one in the Los Angeles County Superior Court. In January 2013, the United States District Court for the Central District of California denied the plaintiff’s motion for class certification and granted summary judgment in Toyota’s favor resolving the claims related to the recalled vehicles, and in July 2013, the United States District Court for the Central District of California denied the plaintiff’s motion for class certification and granted summary judgment in Toyota’s favor regarding the claims related to the non-recalled vehicles. Proceedings involving the recalled vehicles in both courts have concluded. The ruling of the United States District Court for the Central District of California related to the non-recalled vehicles has been appealed.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Product liability personal injury claims related to the floor mat entrapment of accelerator pedals and slow-to-return or sticky accelerator pedal cases are pending in several consolidated cases in federal and state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP process to plaintiffs in other consolidated actions and in individual cases, as well.

Toyota has been named as a defendant in 27 economic loss class action lawsuits, which have been consolidated for pretrial purposes in the United States District Court for the Southern District of Florida, arising out of allegations that Takata airbags installed in Toyota vehicles are defective. These lawsuits are at a very early stage.

Toyota also has various other legal actions, other governmental proceedings and other claims pending against it, including other product liability claims in the United States.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, beyond the amounts accrued, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

Toyota purchases materials that are equivalent to approximately 10% of material costs from a supplier which is an affiliated company.

The parent company has a concentration of labor supply in employees working under collective bargaining agreements and a substantial portion of these employees are working under the agreement that will expire on December 31, 2017.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present certain information regarding Toyota’s industry or geographic segments and overseas revenues by destination as of and for the years ended March 31, 2013, 2014 and 2015.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2015:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	25,006,224	1,621,685	606,612	—	27,234,521
Inter-segment sales and transfers	55,905	39,464	649,179	(744,548)	—

Total	25,062,129	1,661,149	1,255,791	(744,548)	27,234,521
Operating expenses	22,736,819	1,299,316	1,190,141	(742,319)	24,483,957

Operating income	2,325,310	361,833	65,650	(2,229)	2,750,564

Assets	15,897,022	22,378,941	1,889,433	7,564,434	47,729,830
Investment in equity method investees	2,588,127	8,801	10,000	84,294	2,691,222
Depreciation expenses	819,280	564,619	25,176	—	1,409,075
Capital expenditure	1,262,670	2,086,481	39,503	(31,086)	3,357,568

Geographic Information -

As of and for the year ended March 31, 2013:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	7,910,456	6,167,821	2,003,113	4,058,629	1,924,173	—	22,064,192
Inter-segment sales and transfers	4,910,562	116,604	80,000	326,847	170,092	(5,604,105)	—

Total	12,821,018	6,284,425	2,083,113	4,385,476	2,094,265	(5,604,105)	22,064,192
Operating expenses	12,244,683	6,062,500	2,056,651	4,009,421	1,960,521	(5,590,472)	20,743,304

Operating income	576,335	221,925	26,462	376,055	133,744	(13,633)	1,320,888

Assets	12,296,731	11,841,471	2,199,256	3,305,319	2,616,164	3,224,376	35,483,317
Long-lived assets	2,929,346	2,633,067	288,288	590,021	410,517	—	6,851,239

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2014:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	8,532,875	7,938,615	2,614,070	4,475,382	2,130,969	—	25,691,911
Inter-segment sales and transfers	5,764,595	178,484	110,889	402,290	205,672	(6,661,930)	—

Total	14,297,470	8,117,099	2,724,959	4,877,672	2,336,641	(6,661,930)	25,691,911
Operating expenses	12,787,305	7,791,047	2,666,731	4,481,935	2,294,073	(6,621,292)	23,399,799

Operating income	1,510,165	326,052	58,228	395,737	42,568	(40,638)	2,292,112

Assets	13,231,184	13,720,958	2,576,806	4,013,429	2,731,695	5,163,401	41,437,473
Long-lived assets	2,945,247	3,276,273	318,872	725,924	374,982	—	7,641,298

As of and for the year ended March 31, 2015:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	8,338,881	9,430,450	2,690,803	4,531,178	2,243,209	—	27,234,521
Inter-segment sales and transfers	6,064,986	247,146	157,491	450,062	206,029	(7,125,714)	—

Total	14,403,867	9,677,596	2,848,294	4,981,240	2,449,238	(7,125,714)	27,234,521
Operating expenses	12,832,391	9,093,077	2,767,176	4,559,458	2,337,729	(7,105,874)	24,483,957

Operating income	1,571,476	584,519	81,118	421,782	111,509	(19,840)	2,750,564

Assets	14,466,432	16,961,700	2,640,054	4,753,850	2,903,474	6,004,320	47,729,830
Long-lived assets	3,062,463	4,632,536	301,736	874,207	424,777	—	9,295,719

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

There are no any individually material countries with respect to revenues, and long-lived assets included in other foreign countries.

Unallocated amounts included in assets represent assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were ¥5,599,970 million, ¥7,659,617 million and ¥8,742,168 million, as of March 31, 2013, 2014 and 2015, respectively.

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

	Yen in millions
	For the years ended March 31,
	2013	2014	2015
North America	6,790,453	7,919,832	9,405,305
Europe	1,901,118	2,495,829	2,555,368
Asia	3,940,175	4,252,632	4,231,077
Other	3,929,775	4,616,944	4,947,169

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain financial statements data on non-financial services and financial services businesses -

The financial data below presents separately Toyota’s non-financial services and financial services businesses.

Balance sheets -

	Yen in millions
	March 31,
	2014	2015
Assets
Non-Financial Services Businesses
Current assets
Cash and cash equivalents	1,411,860	1,680,994
Marketable securities	1,770,142	2,251,581
Trade accounts and notes receivable, less allowance for doubtful accounts	2,102,495	2,178,984
Inventories	1,894,536	2,137,021
Prepaid expenses and other current assets	1,689,497	1,898,558

Total current assets	8,868,530	10,147,138

Investments and other assets	9,524,349	10,765,747
Property, plant and equipment	4,886,194	5,346,553

Total Non-Financial Services Businesses assets	23,279,073	26,259,438

Financial Services Business
Current assets
Cash and cash equivalents	629,310	603,563
Marketable securities	276,735	530,518
Finance receivables, net	5,628,934	6,269,862
Prepaid expenses and other current assets	903,022	1,007,249

Total current assets	7,438,001	8,411,192

Noncurrent finance receivables, net	8,102,294	9,202,531
Investments and other assets	648,188	816,052
Property, plant and equipment	2,755,104	3,949,166

Total Financial Services Business assets	18,943,587	22,378,941

Eliminations	(785,187)	(908,549)

Total assets	41,437,473	47,729,830

Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31,
	2014	2015
Liabilities
Non-Financial Services Businesses
Current liabilities
Short-term borrowings	587,809	567,566
Current portion of long-term debt	131,215	116,496
Accounts payable	2,180,190	2,372,354
Accrued expenses	2,218,495	2,567,998
Income taxes payable	583,115	338,680
Other current liabilities	1,283,730	1,437,114

Total current liabilities	6,984,554	7,400,208

Long-term liabilities
Long-term debt	526,498	564,746
Accrued pension and severance costs	756,229	866,930
Other long-term liabilities	1,506,806	1,872,881

Total long-term liabilities	2,789,533	3,304,557

Total Non-Financial Services Businesses liabilities	9,774,087	10,704,765

Financial Services Business
Current liabilities
Short-term borrowings	4,610,449	4,849,826
Current portion of long-term debt	2,834,445	3,830,413
Accounts payable	45,687	45,195
Accrued expenses	108,953	116,868
Income taxes payable	11,714	10,106
Other current liabilities	685,278	802,666

Total current liabilities	8,296,526	9,655,074

Long-term liabilities
Long-term debt	8,084,565	9,526,991
Accrued pension and severance costs	11,389	13,363
Other long-term liabilities	840,218	1,091,616

Total long-term liabilities	8,936,172	10,631,970

Total Financial Services Business liabilities	17,232,698	20,287,044

Eliminations	(788,299)	(909,308)

Total liabilities	26,218,486	30,082,501

Total Toyota Motor Corporation shareholders’ equity	14,469,148	16,788,131

Noncontrolling interests	749,839	859,198

Total shareholders’ equity	15,218,987	17,647,329

Total liabilities and shareholders’ equity	41,437,473	47,729,830

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of income -

	Yen in millions
	For the years ended March 31,
	2013	2014	2015
Non-Financial Services Businesses
Net revenues	20,943,634	24,343,613	25,643,508

Costs and expenses
Cost of revenues	18,034,256	20,004,553	20,933,168
Selling, general and administrative	1,899,997	2,334,404	2,319,262

Total costs and expenses	19,934,253	22,338,957	23,252,430

Operating income	1,009,381	2,004,656	2,391,078

Other income (expense), net	79,837	140,067	136,797

Income before income taxes and equity in earnings of affiliated companies	1,089,218	2,144,723	2,527,875

Provision for income taxes	436,223	669,173	763,445
Equity in earnings of affiliated companies	230,078	316,612	306,749

Net income	883,073	1,792,162	2,071,179

Less - Net income attributable to noncontrolling interests	(119,359)	(164,709)	(130,172)

Net income attributable to Toyota Motor Corporation - Non-Financial Services Businesses	763,714	1,627,453	1,941,007

Financial Services Business
Net revenues	1,170,670	1,421,047	1,661,149

Costs and expenses
Cost of revenues	633,306	840,905	955,380
Selling, general and administrative	221,544	285,251	343,936

Total costs and expenses	854,850	1,126,156	1,299,316

Operating income	315,820	294,891	361,833

Other income (expense), net	(970)	1,451	3,190

Income before income taxes and equity in earnings of affiliated companies	314,850	296,342	365,023

Provision for income taxes	116,033	98,589	130,049
Equity in earnings of affiliated companies	1,441	1,764	1,796

Net income	200,258	199,517	236,770

Less - Net income attributable to noncontrolling interests	(1,961)	(3,819)	(4,417)

Net income attributable to Toyota Motor Corporation - Financial Services Business	198,297	195,698	232,353

Eliminations	152	(32)	(22)

Net income attributable to Toyota Motor Corporation	962,163	1,823,119	2,173,338

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of cash flows -

	Yen in millions			Yen in millions
	For the year ended March 31, 2013			For the year ended March 31, 2014
	Non-Financial Services Businesses	Financial Services Business	Consolidated	Non-Financial Services Businesses	Financial Services Business	Consolidated
Cash flows from operating activities
Net income	883,073	200,258	1,083,482	1,792,162	199,517	1,991,648
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	768,581	336,528	1,105,109	812,957	437,896	1,250,853
Provision for doubtful accounts and credit losses	1,745	25,622	27,367	3,405	46,313	49,718
Pension and severance costs, less payments	(23,514)	3,085	(20,429)	21,842	(1,188)	20,654
Losses on disposal of fixed assets	32,005	216	32,221	27,925	732	28,657
Unrealized losses on available-for-sale securities, net	2,104	—	2,104	560	5,636	6,197
Deferred income taxes	89,834	70,743	160,008	(108,318)	51,995	(56,279)
Equity in earnings of affiliated companies	(230,078)	(1,441)	(231,519)	(316,612)	(1,764)	(318,376)
Changes in operating assets and liabilities, and other	472,514	32,066	292,973	1,010,360	(269,875)	672,963

Net cash provided by operating activities	1,996,264	667,077	2,451,316	3,244,281	469,262	3,646,035

Cash flows from investing activities
Additions to finance receivables	—	(16,877,678)	(10,004,928)	—	(20,598,521)	(11,953,064)
Collection of and proceeds from sales of finance receivables	—	15,784,681	9,102,856	—	19,612,456	11,025,353
Additions to fixed assets excluding equipment leased to others	(839,756)	(14,805)	(854,561)	(956,232)	(13,789)	(970,021)
Additions to equipment leased to others	(129,070)	(990,521)	(1,119,591)	(97,515)	(1,611,155)	(1,708,670)
Proceeds from sales of fixed assets excluding equipment leased to others	38,051	1,140	39,191	38,311	880	39,191
Proceeds from sales of equipment leased to others	68,571	464,870	533,441	35,995	708,344	744,339
Purchases of marketable securities and security investments	(2,980,821)	(431,602)	(3,412,423)	(4,227,802)	(510,476)	(4,738,278)
Proceeds from sales of and maturity of marketable securities and security investments	2,285,566	383,525	2,669,091	2,813,373	505,954	3,319,327
Payment for additional investments in affiliated companies, net of cash acquired	16,216	—	16,216	6,603	—	6,603
Changes in investments and other assets, and other	17,206	(77,848)	3,396	(125,353)	(4,607)	(101,028)

Net cash used in investing activities	(1,524,037)	(1,758,238)	(3,027,312)	(2,512,620)	(1,910,914)	(4,336,248)

Cash flows from financing activities
Proceeds from issuance of long-term debt	182,114	3,089,484	3,191,223	121,723	3,780,228	3,890,310
Payments of long-term debt	(328,380)	(2,415,566)	(2,682,136)	(169,233)	(2,831,116)	(2,988,923)
Increase (decrease) in short-term borrowings	(162,782)	388,416	201,261	21,808	465,731	467,976
Dividends paid to Toyota Motor Corporation shareholders	(190,008)	—	(190,008)	(396,030)	—	(396,030)
Dividends paid to noncontrolling interests	(45,640)	—	(45,640)	(63,065)	—	(63,065)
Reissuance (repurchase) of treasury stock	2,542	—	2,542	9,212	—	9,212

Net cash provided by (used in) financing activities	(542,154)	1,062,334	477,242	(475,585)	1,414,843	919,480

Effect of exchange rate changes on cash and cash equivalents	72,700	65,151	137,851	48,375	45,231	93,606

Net increase in cash and cash equivalents	2,773	36,324	39,097	304,451	18,422	322,873
Cash and cash equivalents at beginning of year	1,104,636	574,564	1,679,200	1,107,409	610,888	1,718,297

Cash and cash equivalents at end of year	1,107,409	610,888	1,718,297	1,411,860	629,310	2,041,170

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2015
	Non-Financial Services Businesses	Financial Services Business	Consolidated
Cash flows from operating activities
Net income	2,071,179	236,770	2,307,904
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	844,456	564,619	1,409,075
Provision for doubtful accounts and credit losses	(1,598)	80,567	78,969
Pension and severance costs, less payments	(5,263)	2,102	(3,161)
Losses on disposal of fixed assets	31,601	24	31,625
Unrealized losses on available-for-sale securities, net	2,565	13	2,578
Deferred income taxes	(114,122)	87,260	(26,887)
Equity in earnings of affiliated companies	(306,749)	(1,796)	(308,545)
Changes in operating assets and liabilities, and other	356,269	(191,791)	194,195

Net cash provided by operating activities	2,878,338	777,768	3,685,753

Cash flows from investing activities
Additions to finance receivables	—	(22,325,159)	(13,126,596)
Collection of and proceeds from sales of finance receivables	—	21,668,847	12,450,388
Additions to fixed assets excluding equipment leased to others	(1,133,102)	(13,216)	(1,146,318)
Additions to equipment leased to others	(137,985)	(2,073,265)	(2,211,250)
Proceeds from sales of fixed assets excluding equipment leased to others	40,032	1,515	41,547
Proceeds from sales of equipment leased to others	40,878	762,545	803,423
Purchases of marketable securities and security investments	(2,530,591)	(663,703)	(3,194,294)
Proceeds from sales of and maturity of marketable securities and security investments	2,198,799	484,202	2,683,001
Payment for additional investments in affiliated companies, net of cash acquired	—	—	—
Changes in investments and other assets, and other	(114,094)	(9,669)	(113,391)

Net cash used in investing activities	(1,636,063)	(2,167,903)	(3,813,490)

Cash flows from financing activities
Proceeds from issuance of long-term debt	119,449	4,960,157	5,029,018
Payments of long-term debt	(100,627)	(3,373,842)	(3,462,237)
Increase (decrease) in short-term borrowings	(47,026)	(259,931)	(288,724)
Dividends paid to Toyota Motor Corporation shareholders	(554,933)	—	(554,933)
Dividends paid to noncontrolling interests	(69,295)	—	(69,295)
Reissuance (repurchase) of treasury stock	(347,784)	—	(347,784)

Net cash provided by (used in) financing activities	(1,000,216)	1,326,384	306,045

Effect of exchange rate changes on cash and cash equivalents	27,075	38,004	65,079

Net increase (decrease) in cash and cash equivalents	269,134	(25,747)	243,387
Cash and cash equivalents at beginning of year	1,411,860	629,310	2,041,170

Cash and cash equivalents at end of year	1,680,994	603,563	2,284,557

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per share for the years ended March 31, 2013, 2014 and 2015 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average shares	Net income attributable to Toyota Motor Corporation per share
For the year ended March 31, 2013
Basic net income attributable to Toyota Motor Corporation per common share	962,163	3,166,909	303.82
Effect of dilutive securities
Assumed exercise of dilutive stock options	(32)	246

Diluted net income attributable to Toyota Motor Corporation per common share	962,131	3,167,155	303.78

For the year ended March 31, 2014
Basic net income attributable to Toyota Motor Corporation per common share	1,823,119	3,168,989	575.30
Effect of dilutive securities
Assumed exercise of dilutive stock options	(85)	1,922

Diluted net income attributable to Toyota Motor Corporation per common share	1,823,034	3,170,911	574.92

For the year ended March 31, 2015
Basic net income attributable to Toyota Motor Corporation per common share	2,173,338	3,158,851	688.02
Effect of dilutive securities
Assumed exercise of dilutive stock options	(42)	1,578

Diluted net income attributable to Toyota Motor Corporation per common share	2,173,296	3,160,429	687.66

Stock options that were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the years ended March 31, 2013, 2014 and 2015 were 8,682 thousand shares, 2,415 thousand shares and 733 thousand shares, respectively, because the options’ exercise prices were greater than the average market price per common share during the period.

In addition to the disclosure requirements under U.S.GAAP, Toyota discloses the information below in order to provide financial statements users with valuable information.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows Toyota Motor Corporation shareholders’ equity per share as of March 31, 2014 and 2015. Toyota Motor Corporation shareholders’ equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders’ equities’ amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of the corresponding period.

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation Shareholders’ equity	Shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation Shareholders’ equity per share
As of March 31, 2014	14,469,148	3,169,766	4,564.74
As of March 31, 2015	16,788,131	3,146,814	5,334.96

26. Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the valuation of assets or liabilities

Level 3:	Valuation of assets or liabilities using unobservable inputs which reflect the reporting entity’s assumptions

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of March 31, 2014 and 2015. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	145,923	348,487	—	494,410
Marketable securities and other securities investments
Public and corporate bonds	6,129,824	1,038,810	12,317	7,180,951
Common stocks	2,704,814	—	—	2,704,814
Other	61,538	369,184	—	430,722
Derivative financial instruments	—	338,310	1,010	339,320

Total	9,042,099	2,094,791	13,327	11,150,217

Liabilities
Derivative financial instruments	—	(360,731)	—	(360,731)

Total	—	(360,731)	—	(360,731)

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include negotiable certificate of deposit with original maturities of three months or less. These are measured at fair value using primarily observable interest rates in the market.

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include government bonds and represent 50% of Japanese bonds, and 50% of U.S., European and other bonds as of March 31, 2014, and 43% of Japanese bonds, and 57% of U.S., European and other bonds as of March 31, 2015. Listed stocks on the Japanese stock markets represent 86% and 88% of common stocks as of March 31, 2014 and 2015, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. “Other” includes investment trusts. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

Derivative financial instruments -

See note 20 to the consolidated financial statements about derivative financial instruments. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended March 31, 2013, 2014 and 2015:

	Yen in millions
	For the year ended March 31, 2013
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	1,684	4,739	6,423
Total gains (losses)
Included in income (loss)	24	2,118	2,142
Included in other comprehensive income (loss)	58	—	58
Purchases and issuances	3,607	—	3,607
Settlements	(1,563)	(2,343)	(3,906)
Other	3,079	613	3,692

Balance at end of year	6,889	5,127	12,016

	Yen in millions
	For the year ended March 31, 2014
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	6,889	5,127	12,016
Total gains (losses)
Included in income (loss)	(28)	3,460	3,432
Included in other comprehensive income (loss)	(228)	—	(228)
Purchases and issuances	2,575	—	2,575
Settlements	(1,555)	(1,579)	(3,134)
Other	1,439	536	1,975

Balance at end of year	9,092	7,544	16,636

	Yen in millions
	For the year ended March 31, 2015
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	9,092	7,544	16,636
Total gains (losses)
Included in income (loss)	(33)	(5,953)	(5,986)
Included in other comprehensive income (loss)	227	—	227
Purchases and issuances	4,055	—	4,055
Settlements	(2,914)	(1,169)	(4,083)
Other	1,890	588	2,478

Balance at end of year	12,317	1,010	13,327

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Included in income (loss)” in marketable securities and other securities investments and derivative financial instruments are included in “Other income (loss), net” and “Cost of financing operations” in the accompanying consolidated statements of income, respectively.

In the reconciliation table above, derivative financial instruments are presented net of assets and liabilities. “Other” includes the currency translation adjustments for the years ended March 31, 2013, 2014 and 2015.

As of March 31, 2015, the Level 3 assets and liabilities measured at fair value on a recurring basis are not significant.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. During the years ended March 31, 2014 and 2015, Toyota measured certain finance receivables at fair value of ¥22,432 million and ¥40,901 million based on the collateral value, resulting in gain of ¥220 million and loss of ¥2,790 million, respectively. This fair value measurement on a nonrecurring basis is classified in Level 3. See note 21 to the consolidated financial statements for the fair value measurement. These Level 3 financial assets are not significant.

27. Restructuring charges and asset impairments:

In February 2014, TMC and Toyota Motor Corporation Australia Ltd., its production and sales subsidiary in Australia, decided to end their vehicle and engine production in Australia by the end of 2017. In fiscal 2014, Toyota recorded costs and expenses of ¥83,073 million relating to the end of production in Australia in the automotive segment. These costs and expenses consist primarily of long-lived assets impairment charges of ¥47,190 million and other restructuring charges of ¥35,883 million. In fiscal 2015, Toyota recorded additional charges which were not material. Toyota expects to incur additional charges each year from fiscal 2016 through the year 2017 which are not material to Toyota.

28. Significant subsequent events:

Issuance of Class Shares -

At the Meeting of the Board of Directors on April 28, 2015, TMC resolved to submit to shareholders, at TMC’s Ordinary General Meeting of Shareholders held on June 16, 2015 (the “Ordinary General Meeting of Shareholders”), agenda to partially amend its articles of incorporation pertaining to the establishment of the First Series Model AA Class Shares (the “First Series Model AA Class Shares”) through the Fifth Series of Model AA Class Shares (individually and collectively, “Model AA Class Shares”), and to delegate to the Board of Directors the power to decide matters pertaining to the offering of the First Series Model AA Class Shares. At the Meeting of the Board of Directors, TMC also resolved to issue the First Series Model AA Class Shares through a public offering, subject to the above agenda being approved at the Ordinary General Meeting of Shareholders. Since the above agenda was approved at the Ordinary General Meeting of Shareholders, the Board of Directors resolved the offering terms of the First Series Model AA Class Shares pursuant to the above delegation.

To avoid the dilution of its common shares (“Common Shares”) as a result of the issuance of the First Series Model AA Class Shares, TMC at the Meeting of the Board of Directors resolved to repurchase the Common Shares.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Presented below is additional information regarding the issuance of First Series Model AA Class Shares and repurchase of common share in response to issuance of the First Series Model AA Class Shares.

(1) Issuance of the First Series Model AA Class Shares

Reason for issuing Model AA Class Shares -

Fundings for research and development for next-generation innovation, including the development of fuel battery vehicles, research on infrastructure and development of computerized and sophisticated intelligence mobility technology.

Details of Model AA Class Shares -

Name of shares to be offered for subscription	Model AA Class Shares

Total number of authorized shares	150,000,000 shares (aggregate number of First Series Model AA Class Shares through Fifth Series Model AA Class Shares, maximum)

Voting rights	Model AA Class Shares shall have voting rights. The number of shares constituting one unit (tangen) of shares of TMC shall be 100.

Transfer restrictions	Model AA Class Shares shall have transfer restrictions.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details of offering terms for the First Series Model AA Class Shares -

Expected issuance date (Payment date)	July 24, 2015

Method of offering	Public offering in Japan

Number of shares to be issued	TMC has already resolved that the number of shares to be issued is up to a maximum of 50 million shares and a minimum of 30 million shares. The specific number of shares to be issued has not yet been determined and will be determined on any date from July 2, 2015 to July 7, 2015 (the “Issue Price Determination Date”).

Issue Price	For determination of the Issue Price, an approach similar to the book-building approach specified in Article 25 of the Rules Regarding Underwriting of Securities prescribed by the Japan Securities Dealers Association will apply, and the Issue Price will then be determined in comprehensive consideration of demand based on the provisional range (*), the price level of the Common Shares to which the value of the First Series Model AA Class Shares are expected to be significantly linked, the risk of price volatility, etc.

* The provisional range for the Issue Price shall be calculated by multiplying the closing price of regular trading of Common Shares on the Tokyo Stock Exchange on the Issue Price Determination Date (the closing price on the previous day, in the event there is no closing price on the Issue Price Determination Date) by any number through 1.26 to 1.30. Any fractions of less than one yen shall be disregarded.

Dividends	Dividends per First Series Model AA Class Share shall be 0.5% of the Issue Price regarding the fiscal year of TMC in which the issuance date of the First Series Model AA Class Shares falls. From and after the second fiscal year, the dividends shall incrementally increase by 0.5% annually until the fifth fiscal year. From and after the fifth fiscal year, the dividends shall be 2.5% of the Issue Price.

Shareholder’s right	After a date falling approximately five years following the date of issuance, shareholders of the First Series Model AA Class Shares shall have conversion right into Common Shares and cash put options.

TMC’s right	After a date falling approximately five years following the date of issuance, TMC shall have cash call options.

The First Series Model AA Class Shares will not be treated as shareholders’ equity because the shareholders of the First Series Model AA Class Shares will have cash put options and hence, the First Series Model AA Class Shares will be reported as a separate line item between liabilities and shareholders’ equity.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Repurchase of share in response to the issuance of the First Series Model AA Class Shares

At the Meeting of the Board of Directors held on June 16, 2015, TMC resolved to repurchase the Common Shares pursuant to Article 156 of the Companies Act as applied to Article 165, Paragraph 3 of the Companies Act, as set forth below.

Reason for repurchasing shares -

To avoid the dilution of the Common Shares as a result of the issuance of the First Series Model AA Class Shares.

Details of matters relating to repurchase -

Kind of stock to be repurchased	Common stock of TMC

Number of shares to be repurchased	50,000,000 shares (maximum)

Total purchase price for repurchase of shares	¥600,000 million (maximum)

Method of acquisition	Purchase in the market

Period of repurchase	From July 27, 2015 to March 31, 2016

Repurchase of share -

At the Meeting of the Board of Directors held on May 8, 2015, TMC resolved to repurchase the Common Shares pursuant to Article 156 of the Companies Act as applied to Article 165, Paragraph 3 of the Companies Act, as set forth below.

Reason for repurchasing shares -

To return capital to shareholders in addition to promoting capital efficiency and agile capital policy in view of the business environment.

Details of matters relating to repurchase -

Kind of stock to be repurchased	Common stock of TMC

Number of shares to be repurchased	40,000,000 shares (maximum)

Total purchase price for repurchase of shares	¥300,000 million (maximum)

Method of acquisition	Purchase in the market

Period of repurchase	After the issuance of the First Series Model AA Class Shares, until March 31, 2016

ITEM 19. EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation)

1.3	Amended and Restated Regulations of the Audit & Supervisory Board of the Registrant (English translation)

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York (predecessor of The Bank of New York Mellon), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 to Toyota’s Registration Statement on Form F-6, filed with the SEC on November 7, 2006 (file no. 333-138477))

2.3	Form of ADR (included in Exhibit 2.2)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its members of the board of directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation)

12.1	Certifications of the Registrant’s Chairman of the Board of Directors and Executive Vice President, Member of the Board pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chairman of the Board of Directors and Executive Vice President, Member of the Board pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ TETSUYA OTAKE
Name:	Tetsuya Otake
Title:	Managing Officer

Date: June 24, 2015