Form 20-F
period 2016-03-31
TOYOTA MOTOR CORP/
filed 2016-06-24
CIK 1094517

As filed with the Securities and Exchange Commission on June 24, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2016

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

Nobukazu Takano

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,037,675,870 shares of common stock (including 66,933,269 shares of common stock in the form of American Depositary Shares) and 47,100,000 First Series Model AA class shares as of March 31, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes  ☒    No  ☐

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

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥112.68 = $1.00. This was the approximate exchange rate in Japan on March 31, 2016.

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

Forward-looking statements appear in a number of places in this annual report and include statements regarding Toyota’s current intent, belief, targets or expectations or those of its management. In many, but not all cases, words such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “intend,” “may,” “plan,” “predict,” “probability,” “risk,” “should,” “will,” “would,” and similar expressions, are used as they relate to Toyota or its management, to identify forward-looking statements. These statements reflect Toyota’s current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those which are anticipated, aimed at, believed, estimated, expected, intended or planned.

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

	Year Ended March 31,
	2012	2013	2014	2015	2016
	(Yen in millions, except share and per share data)
Consolidated Statement of Income Data:
Automotive:
Revenues	16,994,546	20,419,100	23,781,404	25,062,129	25,977,416
Operating income	21,683	944,704	1,938,778	2,325,310	2,448,998
Financial Services:
Revenues	1,100,324	1,170,670	1,421,047	1,661,149	1,896,224
Operating income	306,438	315,820	294,891	361,833	339,226
All Other:
Revenues	1,048,915	1,066,461	1,151,280	1,255,791	1,177,387
Operating income	42,062	53,616	64,270	65,650	66,507
Elimination of intersegment:
Revenues	(560,132)	(592,039)	(661,820)	(744,548)	(647,909)
Operating income	(14,556)	6,748	(5,827)	(2,229)	(760)
Total Company:
Revenues	18,583,653	22,064,192	25,691,911	27,234,521	28,403,118
Operating income	355,627	1,320,888	2,292,112	2,750,564	2,853,971
Income before income taxes and equity in earnings of affiliated companies	432,873	1,403,649	2,441,080	2,892,828	2,983,381
Net income attributable to Toyota Motor Corporation	283,559	962,163	1,823,119	2,173,338	2,312,694
Net income attributable to Toyota Motor Corporation per common share (yen):
Basic	90.21	303.82	575.30	688.02	741.36
Diluted	90.20	303.78	574.92	687.66	735.36
Shares used in computing net income attributable to Toyota Motor Corporation per common share, basic (in thousands)	3,143,470	3,166,909	3,168,989	3,158,851	3,111,306
Shares used in computing net income attributable to Toyota Motor Corporation per common share, diluted (in thousands)	3,143,470	3,167,155	3,170,911	3,160,429	3,144,947

	Year Ended March 31,
	2012	2013	2014	2015	2016
	(Yen in millions, except per share and numbers of vehicles sold data)
Consolidated Balance Sheet Data (end of period):
Total Assets:	30,650,965	35,483,317	41,437,473	47,729,830	47,427,597
Short-term debt, including current portion of long-term debt	5,963,269	6,793,956	7,780,483	8,963,492	8,521,088
Long-term debt, less current portion	6,042,277	7,337,824	8,546,910	10,014,395	9,772,065
Toyota Motor Corporation shareholders’ equity	10,550,261	12,148,035	14,469,148	16,788,131	16,746,935
Common stock	397,050	397,050	397,050	397,050	397,050
Other Data:
Dividends per share (yen)	50.0	90.0	165.0	200.0	210.0
Number of vehicles sold
Japan	2,070,799	2,278,796	2,365,410	2,153,694	2,059,093
North America	1,872,423	2,468,804	2,529,398	2,715,173	2,839,229
Europe	797,993	799,085	844,003	859,038	844,412
Asia	1,326,829	1,683,578	1,608,355	1,488,922	1,344,836
Other*	1,283,885	1,640,401	1,768,867	1,755,037	1,593,758

Worldwide total	7,351,929	8,870,664	9,116,033	8,971,864	8,681,328

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

Dividend Information

Toyota normally pays dividends twice per year, including an interim dividend and a year-end dividend. Toyota’s articles of incorporation provide that retained earnings can be distributed as dividends pursuant to a resolution of its board of directors. Toyota’s board of directors resolves to pay year-end dividends to holders of common shares and registered pledgees of common shares of record as of March 31, the record date, in each year.

At the 111th Ordinary General Shareholders’ Meeting held in June 2015, Toyota’s shareholders approved amendments to Toyota’s articles of incorporation permitting the issuance of Model AA Class Shares in the future. The articles of incorporation currently provide that in the event that Toyota pays a year-end dividend to holders of common shares, it will pay a year-end dividend to any holders of Model AA Class Shares or registered pledgees of Model AA Class Shares of record as of the record date for the year-end dividend, in the amount payable on the Model AA Class Shares pursuant to their terms (“AA Dividends”), in preference to holders of common shares or registered pledgees of common shares.

In addition to these year-end dividends, Toyota may pay an interim dividend in the form of cash distributions from its distributable surplus to holders of common shares and pledgees of common shares of record as of September 30, the record date, in each year by a resolution of its board of directors. The articles of incorporation currently provide that in the event that Toyota pays such interim dividends, Toyota will pay an amount equivalent to one-half of the AA Dividends (“AA Interim Dividends”) as an interim dividend to any holders of Model AA Class Shares or registered pledgees of Model AA Class Shares of record as of the record date for the interim dividend, in preference to holders of common shares or registered pledgees of common shares.

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

The following table sets forth the dividends declared per common share by Toyota for each of the periods shown. The periods shown are the six months ended on that date. The U.S. dollar equivalents for the cash dividends shown are based on the noon buying rate for Japanese yen on the last date of each period set forth below.

	Cash Dividends per Common Share
Period Ended	Yen	U.S. dollars
September 30, 2011	20.0	0.25
March 31, 2012	30.0	0.36
September 30, 2012	30.0	0.38
March 31, 2013	60.0	0.63
September 30, 2013	65.0	0.66
March 31, 2014	100.0	0.97
September 30, 2014	75.0	0.68
March 31, 2015	125.0	1.04
September 30, 2015	100.0	0.83
March 31, 2016	110.0	0.97

Toyota deems the benefit of its shareholders as one of its priority management policies, and it continues to work to improve its corporate structure to realize sustainable growth in order to enhance its corporate value. Toyota will strive to continue to pay stable dividends on its common shares aiming at a consolidated dividend payout ratio, defined as dividends per common share divided by net income attributable to Toyota Motor Corporation per common share, of 30% while giving due consideration to factors such as business results for each term, investment plans and its cash reserves. Toyota will pay dividends on the First Series Model AA Class Shares in accordance with a prescribed calculation method.

In order to successfully compete in this highly competitive industry, Toyota plans to utilize its internal funds for the early commercialization of technologies for next-generation environment and safety giving priority to customer safety and sense of security. Considering these factors, with respect to the dividends for fiscal 2016, Toyota has determined to pay a year-end dividend of 110 yen per common share by a resolution of the board of directors pursuant to Toyota’s articles of incorporation. As a result, combined with the interim dividend of 100 yen per common share, the annual dividend will be 210 yen per common share, and the total amount of the dividends on common shares for the year will be 645.5 billion yen. Furthermore, through repurchasing shares, Toyota will return capital to shareholders and promote capital efficiency and agile capital policy in view of the business environment.

In fiscal 2016, Toyota repurchased 39 million common shares, for an aggregate purchase price of 293.3 billion yen, in order to return to shareholders the profits derived from Toyota’s business operations in the fiscal year ended March 31, 2015 and repurchased 23 million common shares, for an aggregate purchase price of 139.3 billion yen, in order to return to shareholders the profits derived from Toyota’s business operations in the interim period ended September 30, 2015.

In addition, in fiscal 2016, Toyota repurchased 47 million common shares, for an aggregate purchase price of 349.9 billion yen, in order to avoid dilution of common shares as a result of the issuance of the First Series Model AA Class Shares.

Furthermore, Toyota has determined to repurchase 100 million common shares (maximum), for an aggregate purchase price of 500.0 billion yen (maximum), in order to return to shareholders the profits derived from Toyota’s business operations in the second half of the fiscal year ended March 31, 2016 by a resolution of the board of directors on May 11, 2016.

Exchange Rates

In parts of this annual report, yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translations was ¥112.68 = $1.00. This was the approximate exchange rate in Japan on March 31, 2016.

The following table sets forth information regarding the noon buying rates for Japanese yen in New York City as announced for customs purposes by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00 during the periods shown. At the end of May 2016, the noon buying rate was ¥110.75 = $1.00. The average exchange rate for the periods shown is the average of the month-end rates during the period.

Fiscal Year Ended or Ending March 31,	At End of Period	Average (of month-end rates)	High	Low
		(¥ per $1.00)
2012	82.41	78.86	85.26	75.72
2013	94.16	83.26	96.16	77.41
2014	102.98	100.46	105.25	92.96
2015	119.96	110.78	121.50	101.26
2016	112.42	120.13	125.58	111.30
2017 (through May 31, 2016)	110.75	108.83	112.06	106.34

Month Ended	High	Low
	(¥ per $1.00)
December 31, 2015	123.52	120.27
January 31, 2016	121.05	116.38
February 29, 2016	121.06	111.36
March 31, 2016	113.94	111.30
April 30, 2016	112.06	106.90
May 31, 2016	110.75	106.34

Fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect the dollar equivalent of the price of the shares on the Japanese stock exchanges. As a result, exchange rate fluctuations are likely to affect the market price of the American Depositary Shares (“ADSs”) on the New York Stock Exchange (“NYSE”). Toyota will declare any cash dividends on shares of capital stock in Japanese yen. Exchange rate fluctuations will also affect the U.S. dollar amounts received on conversion of cash dividends.

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

Reviewing the general economic environment for the fiscal year ended March 2016, with respect to the world economy, the U.S. economy has seen ongoing recovery mainly due to steady progress of personal consumption, and the European economy has seen a moderate recovery in the eurozone. Meanwhile, weaknesses have been seen in China and other Asian emerging countries. The Japanese economy has been on a moderate recovery as a whole, while weakness could be seen in personal consumption and other areas. For the automobile industry, although markets have progressed in a steady manner, especially in the U.S., markets in some emerging countries have become stagnant, and the Japanese market has slowed down mainly in the sales of mini-vehicles due to the tax increase.

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

Toyota believes that its use of certain derivative financial instruments including foreign exchange forward contracts and interest rate swaps and increased localized production of its products have reduced, but not eliminated, the effects of interest rate and foreign currency exchange rate fluctuations. Nonetheless, a negative impact resulting from fluctuations in foreign currency exchange rates and changes in interest rates may adversely affect Toyota’s financial condition and results of operations. For a further discussion of currency and interest rate fluctuations and the use of derivative financial instruments, see “Operating and Financial Review and Prospects — Operating Results — Overview — Currency Fluctuations,” “Quantitative and Qualitative Disclosures About Market Risk,” and notes 21 and 22 to Toyota’s consolidated financial statements.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code of Japan and continues to exist under the Companies Act. Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd.). Toyota became a separate company on August 28, 1937. In 1982, the Toyota Motor Company and Toyota Motor Sales merged into one company, the Toyota Motor Corporation of today. As of March 31, 2016, Toyota operated through 548 consolidated subsidiaries (including variable interest entities) and 200 affiliated companies, of which 54 companies were accounted for through the equity method.

See “— Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures between April 1, 2013 and March 31, 2016 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota’s principal executive offices are located at 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota’s telephone number in Japan is +81-565-28-2121.

4.B BUSINESS OVERVIEW

Toyota primarily conducts business in the automotive industry. Toyota also conducts business in finance and other industries. Toyota sold 8,681 thousand vehicles in fiscal 2016 on a consolidated basis. Toyota had net revenues of ¥28,403.1 billion and net income attributable to Toyota Motor Corporation of ¥2,312.6 billion in fiscal 2016.

Toyota’s business segments are automotive operations, financial services operations and all other operations. The following table sets forth Toyota’s sales to external customers in each of its business segments for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2014	2015	2016
Automotive	23,733,855	25,006,224	25,923,813
Financial Services	1,379,267	1,621,685	1,854,007
All Other	578,789	606,612	625,298

Toyota’s automotive operations include the design, manufacture, assembly and sale of passenger vehicles, minivans and commercial vehicles such as trucks and related parts and accessories. Toyota’s financial services business consists primarily of providing financing to dealers and their customers for the purchase or lease of Toyota vehicles. Toyota’s financial services also provide retail installment credit and leasing through the purchase of installment and lease contracts originated by Toyota dealers. Related to Toyota’s automotive operations, Toyota engages in intelligent transport systems (“ITS”). Toyota’s all other operations business segment includes the design and manufacture of prefabricated housing and information technology related businesses including a web portal for automobile information called GAZOO.com, etc.

Toyota sells its vehicles in approximately 190 countries and regions. Toyota’s primary markets for its automobiles are Japan, North America, Europe and Asia. The following table sets forth Toyota’s sales to external customers in each of its geographical markets for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2014	2015	2016
Japan	8,532,875	8,338,881	8,588,437
North America	7,938,615	9,430,450	10,822,772
Europe	2,614,070	2,690,803	2,507,292
Asia	4,475,382	4,531,178	4,475,623
Other*	2,130,969	2,243,209	2,008,994

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

During fiscal 2016, 23.7% of Toyota’s automobile unit sales on a consolidated basis were in Japan, 32.7% were in North America, 9.7% were in Europe and 15.5% were in Asia. The remaining 18.4% of consolidated unit sales were in other markets.

The Worldwide Automotive Market

Toyota estimates that annual worldwide vehicle sales totaled approximately 91 million units in 2015.

Automobile sales are affected by a number of factors including:

•	social, political and economic conditions;

•	introduction of new vehicles and technologies; and

•	costs incurred by customers to purchase and operate automobiles.

These factors can cause consumer demand to vary substantially from year to year in different geographic markets and in individual categories of automobiles.

In fiscal 2016, the U.S. economy experienced steady growth, with Europe undergoing gradual recovery following additional monetary easing measures while the economy in Japan lacked strength as the improvement in the jobs market did not impact income and consumption remained low. Growth in emerging markets slowed due to weakness of local currencies deriving partly from a downturn in the Chinese economy, as well as a decline in prices of natural resources in resource-producing countries.

The automotive industry was also impacted by this trend. In 2015, with respect to developed countries, markets in Europe and the United States expanded. In addition, in Japan, market demand decreased despite a recovery in general consumption levels and signs of recovery from the consumption tax increase in April 2014. In emerging markets, the expansion of the Chinese market continued, but markets in other emerging countries contracted.

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

In 2015, China, North America, Europe and Asia were the world’s largest automotive markets. The share of each market across the globe, which Toyota estimates based on the available automobile sales data in each country and region information, was 28% for China, 23% for North America (22% excluding Mexico and Puerto Rico), 21% for Europe and 10% for Asia. In China, new vehicle sales increased to approximately 25.0 million units. In North America, new vehicle sales increased to approximately 20.8 million units. In Europe, new vehicle sales increased to approximately 19.0 million units. In Asia (including India but excluding Japan and China), new vehicle unit sales increased from the previous year to approximately 9.3 million units.

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

As for the future business environment, the U.S. is expected to continue recovering and Europe, chiefly in the eurozone, is expected to continue its moderate recovery. Meanwhile, China and other emerging countries are showing a risk of a slowdown. With regards to the Japanese economy, attention needs to be paid to an economic decline caused by a slowdown in emerging countries.

The automotive market is expected to progress steadily in developed countries, though concerns over slowdowns in emerging countries continue. In addition, measures to respond to environmental and fuel consumption regulations in various countries and to reinforce efforts toward the development of safety technologies are required, while companies in other businesses are newly venturing into the development of automated driving technology. Fierce competition is thus intensifying on a global scale.

In this severe business environment, Toyota intends to steadily progress toward the realization of the Toyota Global Vision through sustainable growth based on the following policies:

First, Toyota intends to contribute to the realization of a future mobility society through pioneering technologies, products and businesses. Toyota will develop human resources who will foresee the future and courageously take on new challenges.

Second, Toyota intends to reinforce true competitiveness in order to grow as steadily as a tree adding annual growth rings. Toyota will thoroughly improve quality, establish new working methods to sincerely engage with “customers and cars,” and enhance its crisis management abilities for responding to crises of every type.

In order to realize the above vision, Toyota reorganized its corporate structure in April 2016 to establish a three-part structure: product-based in-house companies, region-based business units, and the head office. At the product-based in-house companies, streamlined operation from planning through manufacturing enables quick and independent decision-making. Within the region-based business units, Toyota aims to build even more regional operations. The head office will work to formulate a medium- to long-term vision and management strategy, including an appropriate allocation of resources, with an eye toward the future.

Based on these initiatives, Toyota will contribute to “enriching lives of communities” by providing “ever-better cars.” This is expected to encourage more customers to purchase Toyota cars and thereby lead to the establishment of a stable business base. By perpetuating this cycle, Toyota will aim to realize sustainable growth and enhance corporate value. In addition, through full observance of corporate ethics such as compliance with applicable laws and regulations, Toyota will fulfill its social responsibilities.

Toyota Environmental Challenge 2050

Positioning responding to environmental issues as one of the most prioritized challenges for management, Toyota has tackled head-on activities such as the development and promotion of next-generation vehicles including hybrid vehicles and fuel cell vehicles, efficient production that puts less of a burden on the environment, the recycling of end-of-life vehicles and hybrid vehicle batteries, planting trees for the coexistence of humans and nature in harmony, and conservation of ecosystems.

However, in recent years, the seriousness of environmental issues is increasing over a wide area, as evidenced by global warming, water shortages, resource depletion, and degradation of biodiversity. In response to the situation, Toyota believes it is necessary to take on new challenges that consider the world 20 or 30 years in the future, in order to remain closely aligned with the global environment. Accordingly, Toyota announced Toyota Environmental Challenge 2050 in October 2015.

With the aims of reducing the environmental impact of vehicles as much as possible as well as moving toward a net positive impact, by 2050 in order to contribute to the realization of a sustainable society, the Toyota Environmental Challenge 2050 has set forth the following six challenges for Toyota to address.

1.	New Vehicles Zero CO2 Emissions Challenge

2.	Life Cycle Zero CO2 Emissions Challenge

3.	Plant Zero CO2 Emissions Challenge

4.	Challenge of Minimizing and Optimizing Water Usage

5.	Challenge of Establishing a Recycling-Based Society and Systems

6.	Challenge of Establishing a Future Society in Harmony with Nature

Further strengthening collaboration with the Toyota group and all other stakeholders, Toyota will consolidate new ideas, dynamism and technology to tackle together the realization of a truly sustainable society from a long-term perspective.

Automotive Operations

Toyota’s revenues from its automotive operations were ¥25,977.4 billion in fiscal 2016, ¥25,062.1 billion in fiscal 2015 and ¥23,781.4 billion in fiscal 2014.

Toyota produces and sells passenger vehicles, minivans and commercial vehicles such as trucks. Toyota Motor Corporation’s subsidiary, Daihatsu Motor Co., Ltd. (“Daihatsu”), produces and sells mini-vehicles and compact cars. Hino Motors, Ltd. (“Hino”), also a subsidiary of Toyota Motor Corporation, produces and sells commercial vehicles such as trucks and buses. Toyota also manufactures automotive parts, components and accessories for its own use and for sale to others.

On January 29, 2016, Toyota and Daihatsu announced that, with an aim to strengthen competitiveness in the small car segment, they entered into a share exchange agreement to make Daihatsu a wholly-owned subsidiary of Toyota as of August 1, 2016. Under a joint strategy, Toyota and Daihatsu will be able to plan and implement optimal strategies including combining their technical expertise and bases of operations, joint development of next-generation technology, bold cost reduction and expansion of product lineups with a global brand strategy. Daihatsu will play a key role in developing globally competitive small cars of both brands based on the technology Daihatsu has developed through manufacturing of mini-vehicles.

Vehicle Models

Toyota’s vehicles (produced by Toyota, Daihatsu and Hino) can be classified into three categories: hybrid vehicles, conventional engine vehicles, and fuel cell vehicles. Toyota’s product line-up includes subcompact and compact cars, mini-vehicles, mid-size, luxury, sports and specialty cars, recreational and sport-utility vehicles, pickup trucks, minivans, trucks and buses.

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

In the last three years, Toyota has strengthened its hybrid lineup by introducing the fully remodeled IS300h in May 2013, the fully remodeled Corolla Axio HV/Corolla Fielder HV in August 2013, the fully remodeled Harrier HV in December 2013, the fully remodeled Voxy HV/Noah HV in January 2014, the NX300h in July 2014, the RC300h and the Esquire HV in September 2014, the fully remodeled Alphard and Vellfire in January 2015, the Sienta HV in June 2015, the fully remodeled RX-HV in September 2015 and the fully remodeled Prius in November 2015. In the hybrid vehicles area, where strong growth is anticipated, Toyota aims to continue its efforts to offer a diverse line-up of hybrid vehicles, enhance engine power while improving fuel economy and otherwise work towards increasing the sales of hybrid vehicles.

Fuel Cell Vehicles

Toyota began limited sales of a fuel cell vehicle in Japan and the United States in December 2002. In June 2005, Toyota’s new fuel cell passenger vehicle became the first in Japan to acquire vehicle type certification under the Road Vehicles Act, as amended, on March 31, 2005, by Japan’s Ministry of Land, Infrastructure, Transport and Tourism. Leases for fuel cell vehicles began in July 2005. By 2007, Toyota was able to make improvements to start-up and cruising distance at temperatures below freezing, which were technological challenges. Toyota has made advances by solving technological issues such as the above and worked towards the practical use of such solutions, culminating in the general sale of the world’s first mass produced fuel cell vehicle MIRAI in Japan beginning in December 2014, in the United States beginning in June 2015 and in Europe beginning in September 2015.

Conventional Engine Vehicles

Subcompact and Compact

Toyota’s subcompact and compact cars include the four-door Corolla sedan, which is one of Toyota’s bestselling models. The Yaris, marketed as the Vitz in Japan, is a subcompact car designed to perform better and offer greater comfort than other compact cars available in the market with low emissions that are particularly attractive to European consumers. In Europe, Toyota introduced the fully remodeled Aygo in June 2014. In Japan, Toyota introduced the remodeled Corolla Axio/Fielder in May 2012, the remodeled Porte and its variant, the Spade, in July 2012 and the remodeled Auris in August 2012. In India, Asia, China and other markets, Toyota introduced the Etios and Vios. In addition, Toyota introduced the AGYA, which is designed and manufactured by Daihatsu. Moreover, Scion iA, which is designed and manufactured by Mazda Motor Corporation, was newly introduced in July 2015.

Mini-Vehicles

Mini-vehicles are manufactured and sold by Daihatsu. Daihatsu manufactures mini-vehicles, passenger vehicles, commercial vehicles and auto parts. Mini-vehicles are passenger vehicles, vans or trucks with engine displacements of 660 cubic centimeters or less. Daihatsu sold approximately 530 thousand mini-vehicles and 177 thousand automobiles on a consolidated basis during fiscal 2016. Daihatsu’s largest market is Japan, which accounted for approximately 80% of Daihatsu’s unit sales during fiscal 2016. From 2011, Toyota began to sell some mini-vehicles manufactured by Daihatsu under the Toyota brand.

Mid-Size

Toyota’s mid-size models include the Camry, which has been the bestselling passenger car in the United States for eighteen of the past nineteen calendar years (from 1997 to present) and also for the last fourteen consecutive years. The Camry was fully remodeled in August 2011. Camry sales in the United States for 2015 were approximately 429 thousand units (including Camry hybrids). In addition, Toyota’s other mid-size models include the REIZ for the Chinese market, the Avensis, which was remodeled in November 2008 for the European market, and the Mark X, which was remodeled in October 2009 for the Japanese market.

Luxury & Large

In North America, Europe, Japan and other regions, Toyota’s luxury lineup consists primarily of vehicles sold under the Lexus brand name. Lexus passenger car models include the LS, the GS, the ES, the IS, the HS, the CT and the RC. Lexus models also include the LX, the GX, the RX and the NX sold as luxury sport-utility vehicles. Toyota commenced sales of its luxury automobiles in Japan under the Lexus brand in August 2005. As of March 31, 2016, the Lexus brand lineup in Japan includes the LS, the GS, the HS, the IS, the CT, the LX, the RX, the NX and the RC. The Toyota brand’s full-size luxury car, the Avalon, was remodeled in October 2012, and the Crown was remodeled in December 2012. Toyota also sells the Century limousine in Japan.

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

Recreational and Sport-Utility Vehicles and Pickup Trucks

Toyota sells a variety of sport-utility vehicles and pickup trucks. Toyota’s sport-utility vehicles available in North America include the Sequoia, the 4Runner, the RAV4, the Highlander, the FJ Cruiser and the Land

Cruiser, and pickup trucks available are the Tacoma and Tundra. The Tacoma, the Tundra, the Highlander and the Sequoia are manufactured in the United States. Toyota also offers four types of sport-utility vehicles under the Lexus brand, including the LX, the GX, the RX, and the NX. Toyota also manufactures the RX and RAV4 models in Canada. Toyota’s pickup truck, the Hilux, has been the bestselling model of all Toyota cars sold in Thailand. In North America, the fully remodeled RAV4 was introduced in December 2012 and the fully remodeled Highlander was introduced in December 2013. In July 2014, Toyota introduced the new NX model under the Lexus brand. In May 2015, Toyota introduced the fully remodeled Hilux in Thailand and in September 2015, it introduced the fully remodeled RX of the Lexus brand in North America.

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

Product Development

New cars introduced in Japan during fiscal 2016 and thereafter include the Sienta HV and the GS F. Remodeled cars in Japan during fiscal 2016 and thereafter include the Sienta, the RX, the Prius and the Passo. New vehicles introduced outside of Japan during fiscal 2016 and thereafter include the MIRAI, the Scion iA and the GS F. Remodeled cars outside of Japan during fiscal 2016 and thereafter include the Hilux, the RX and the Prius.

In addition, the IMV product lineup based on the IMV project to optimize global manufacturing and supply systems is a lineup of strategic multipurpose vehicles produced from a single platform to meet market demand. The IMV product lineup includes, as of March 31, 2016, the Hilux, Fortuner, and Innova, one or all of which are available in all regions except for Japan.

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

	Year Ended March 31,
	2012		2013		2014		2015		2016
	Units	%	Units	%	Units	%	Units	%	Units	%
Market
Japan	2,070,799	28.2%	2,278,796	25.7%	2,365,410	26.0%	2,153,694	24.0%	2,059,093	23.7%
North America	1,872,423	25.5	2,468,804	27.8	2,529,398	27.7	2,715,173	30.3	2,839,229	32.7
Europe	797,993	10.8	799,085	9.0	844,003	9.3	859,038	9.6	844,412	9.7
Asia	1,326,829	18.0	1,683,578	19.0	1,608,355	17.6	1,488,922	16.6	1,344,836	15.5
Other*	1,283,885	17.5	1,640,401	18.5	1,768,867	19.4	1,755,037	19.5	1,593,758	18.4

Total	7,351,929	100.0%	8,870,664	100.0%	9,116,033	100.0%	8,971,864	100.0%	8,681,328	100.0%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

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

	(Thousands of Units)
	Fiscal Year Ended March 31,
	2012	2013	2014	2015	2016
Japan:
Total market sales (excluding mini-vehicles)	3,067	3,242	3,433	3,126	3,126
Toyota sales (retail basis, excluding mini-vehicles)	1,396	1,570	1,605	1,439	1,462
Toyota market share	45.5%	48.4%	46.7%	46.0%	46.8%

	(Thousands of Units)
	Calendar Year Ended December 31,
	2011	2012	2013	2014	2015
North America:
Total market sales	15,417	17,153	18,514	19,597	20,804
Toyota sales (retail basis)	1,880	2,360	2,520	2,670	2,817
Toyota market share	12.2%	13.8%	13.6%	13.6%	13.5%

Europe:
Total market sales	19,074	18,171	18,009	18,397	18,971
Toyota sales (retail basis)	820	838	848	888	874
Toyota market share	4.3%	4.6%	4.7%	4.8%	4.6%

Asia (excluding China):
Total market sales	7,861	8,986	8,899	8,785	9,287
Toyota sales (retail basis)	1,103	1,487	1,427	1,324	1,249
Toyota market share	14.0%	16.5%	16.0%	15.1%	13.4%

Japan

Japan is one of the leading countries with respect to technological advancements and improvements and will continue to demonstrate such strength. Toyota strives to earn customer satisfaction by introducing products distinctive of Japan’s manufacturing ability such as value-added products including Lexus models, hybrid vehicles, vehicles with 3-seat rows and mini-vehicles. Toyota’s consolidated vehicle sales in Japan in fiscal 2016 was 2,059 thousand units, a decrease of 95 thousand units in comparison with the previous year. Toyota endeavors to secure and maintain its large share of and position atop the Japanese market. Toyota held a domestic market share (excluding mini-vehicles) on a retail basis of 46.7% in fiscal 2014, 46.0% in fiscal 2015 and 46.8% in fiscal 2016.

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

Toyota and Mazda have been engaged in collaboration such as the licensing of Toyota’s hybrid technologies to Mazda and the production of compact cars for Toyota at Mazda’s plant in Mexico. In May 2015, Toyota and Mazda entered into an agreement to build a mutually beneficial long-term partnership that leverages the resources of both companies to complement and enhance each other’s products and technologies and that will result in more appealing cars that meet the diverse needs and tastes of customers around the world. A joint committee is currently evaluating how best to utilize each company’s respective strengths. The committee will encourage broad and meaningful collaboration across a range of fields, including environmental and advanced safety technologies.

In 2011, Toyota and BMW Group agreed to conduct collaborative research in the field of next-generation lithium-ion battery technologies and for BMW to supply diesel engines to Toyota Motor Europe, Toyota’s European subsidiary. In 2013, as part of their strategic long-term cooperation in the field of sustainable mobility, Toyota and BMW Group entered into agreements for the joint development of a fuel cell system, joint development of architecture and components for sports vehicles and joint research and development of lightweight technologies. The two companies also agreed to commence collaborative research on lithium-air batteries, a post-lithium-battery solution, marking the second phase of collaborative research into next-generation lithium-ion battery cells.

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

North America

The North American region is one of Toyota’s most significant markets. Toyota has reorganized its production structure and made improvements to its product lineup. In addition, Toyota is actively working to promote increased local operations independence in North America, in accordance with the Toyota Global Vision, announced in 2011.

In the North American region, of which the U.S. is the center, Toyota has a wide product lineup (excluding large trucks and buses), and sold 2,839 thousand vehicles on a consolidated basis in fiscal 2016. This represents approximately 33% of Toyota’s total unit sales on a consolidated basis. The U.S., in particular, is the largest market in the North American region, accounting for 89% of the retail sales of Toyota in such region. Sales figures for fiscal 2016 were 104.6% of those in the prior fiscal year.

Toyota commenced sales of the first-generation Prius hybrid model in North America in 2000. The Prius became Toyota’s bestselling model behind the Corolla and Camry, having gained particular support among customers concerned with the environment. Toyota introduced the first hybrid model under the Lexus brand, the RX400h, and the Highlander hybrid in 2005. Toyota continued further expansion of its environmentally friendly vehicles with the introduction of models such as the CT200h in 2011, the ESh and the Avalon HV in 2012, the NXh in 2014 and the all-new Prius and the fuel cell vehicle MIRAI in 2015.

Since the introduction of the LS and ES models under the premium brand model, Lexus, in the United States in 1989, Toyota has expanded its Lexus sales with models including the GS, IS and RX. In 2013, Toyota introduced the new IS model, and unit sales reached 274 thousand units. Toyota is seeking to steadily increase sales every year and achieved sales of 311 thousand units through the introduction of the new NX and RC models in 2014 and 344 thousand units through the introduction of the new RX model in 2015.

Toyota is continuing to revise its vehicle models and North American production capacities in response to changes in market conditions. Starting 2011, Toyota, instead of importing from Japan, began production of the Corolla at its Mississippi plant. In 2013, the production capacity at the Woodstock plant in Canada increased from 150 to 200 thousand units per year, and the production capacity at the Indiana plant also increased. Toyota commenced production of the RX450h hybrid model at its Cambridge plant in Canada in 2014. Through the business alliance with Mazda Motor Corporation, the production of Toyota brand light vehicles for sale mainly in North America began at Mazda’s plant in Mexico in June 2015. In addition, Toyota commenced production of the Lexus ES350 at its Kentucky plant for sale in the North America market starting in October 2015.

In terms of auto parts, Toyota increased production capacity of engine plants in Kentucky and Alabama in 2013 and 2014, respectively, to meet rising demand, and also increased production capacity of auto parts at its automatic transmission plant in West Virginia in 2014.

In order to further strengthen competitiveness in North America, Toyota will continue the realignment of North American manufacturing operations going forward. As part of this effort, a new plant will be built in Mexico in 2019 and production of the Corolla will be shifted from the plant in Canada to the new plant in Mexico. In addition to the plant in Mississippi, compact cars will also be produced at the new plant. Toyota will consider focusing its production of mid-sized vehicles in the plant in Canada, along with the plants in Indiana and Kentucky, by commencing production of mid-sized vehicles instead of the Corolla in Canada starting in 2019.

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

Europe

While competition continues to intensify, Toyota has expanded its lineup of hybrid models to further strengthen its sales operations, and has entered into supply agreements with BMW and PSA for diesel engines and light commercial vehicles, respectively. As a result, Toyota launched the BMW engine-equipped Verso in early 2014 and started equipping the RAV4 with BMW engines beginning in 2015. Toyota also began sales of light commercial vehicles supplied by PSA from mid-2013. In addition, Toyota is actively promoting production and sales measures that meet local demand by strengthening its value chain including used car dealerships, after-sales services and finance and insurance services.

In 2015, while the market in Eastern European countries, mainly in Russia, continued to stagnate due to factors such as a decline in crude oil prices, the European market expanded from the previous year as the Eurozone market grew steadily due to its strong economy.

Sales in 2015 in Europe decreased from the previous year due to the slowdown in Eastern European countries including Russia, but sales in the Eurozone exceeded the previous year’s sales due to the introduction of new models and increased sales of hybrid models. Moreover, annual sales in Turkey, Poland and Israel reached a record high. Going forward, Toyota will strive to maintain sales with the expansion of its product lineup while being responsive to market risks. Toyota’s consolidated vehicle sales in Europe in fiscal 2016 was 844 thousand units, a decrease of 1.7% from fiscal 2015.

Toyota has in the past increased European production in response to sales growth, establishing Toyota Motor Manufacturing (UK) Ltd. (“TMUK”) in 1992, Toyota Motor Manufacturing Turkey Inc. (“TMMT”) in 1994 and Toyota Motor Manufacturing France S.A.S. (“TMMF”) in 2001. Further, in 2005, Toyota Peugeot Citroën Automobile Czech was formed as a result of a joint venture with PSA Peugeot Citroën as vehicle supply factories to Europe. At the time of the economic crisis in Europe, Toyota promptly reduced personnel and made adjustments to its plant operations. In addition, in 2010, TMUK limited its production to one production line at its Burnaston plant. At the same time, Toyota conducted measures such as changing from a two-shift to a one-shift production operation at TMMT and change from a three-shift to a two-shift production operation at Toyota Motor Manufacturing Poland SP.zo.o. To increase the utilization rate of these factories, Toyota began to transfer the production of the Corolla from South Africa to TMMT and commenced exporting the TMMF Yaris to North America in 2013. Toyota plans to commence production of the compact crossover C-HR by increasing the annual production capacity of TMMT from 150,000 units to 280,000 units by the end of 2016.

Toyota opened the Toyota Motor Manufacturing Russia (“TMMR”) plant in 2007 as a base for its manufacturing operations in the Russian market. A two-shift production operation started in September 2012 and production capacity was increased from 20,000 units to 50,000 units per year. In addition, Toyota decided in September 2013 to manufacture a second model, namely the RAV4. Moreover, OOO “Toyota Motor” (sales) and

TMMR were merged into one company at the end of 2013 to strengthen the business base and promote coordination of manufacturing and sales operations. Toyota commenced contract assembly of the Land Cruiser Prado by Sollers Bussan in Vladivostok in February 2013, but ended production at the end of June 2015. Toyota commenced complete knock down, or CKD, production of the IMV Fortuner in Kazakhstan beginning in the spring of 2014.

Toyota’s principal European markets are Germany, France, the United Kingdom, Italy, Spain and Russia. Toyota’s principal competitors in Europe are Volkswagen, Renault, Ford, Opel and Peugeot, as well as Korean manufacturers Hyundai and Kia.

Asia

Toyota’s consolidated vehicle sales in Asia (including China) in fiscal 2016 was 1,345 thousand units, a decrease of 9.7% from fiscal 2015.

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

As part of Toyota’s efforts to expand business, Toyota Motor Thailand Co., Ltd. commenced production of hybrid vehicles such as the Camry hybrid in 2009. Toyota also started operation of its second Gateway plant in 2013, expanding production capacity by 80 thousand units in Thailand to 810 thousand units. In April 2015, Toyota implemented a full model change for IMV models manufactured at its plant in Thailand.

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

In Indonesia, Toyota introduced the Etios and commenced operation of a second plant in Karawang in 2013 in order to meet the diverse customer needs and the expanding market. In 2014, Toyota increased the initial production capacity of 70 thousand units per year to 120 thousand units per year with the introduction of the Vios and the Yaris, and also began exporting the Vios to the Middle East. Toyota also constructed a passenger vehicle engine plant that commenced production in February 2016. In Malaysia, Toyota began production of the Camry hybrid in March 2015, and is planning to reorganize its production structure there in 2019 by building a new plant dedicated to passenger vehicles while making the existing plant dedicated to commercial vehicles. In addition, in 2012 Toyota began production and sales of the Camry hybrid in Taiwan to accommodate the spread of environmentally friendly vehicles. Moreover, in light of the free trade agreement between the U.S. and Korea, Toyota began sales of the U.S.-produced Camry in Korea in January 2012.

Toyota’s principal Asian markets are Thailand, Indonesia, India and Taiwan.

China

Toyota has been conducting operations in China through joint ventures, and its success in producing products that meet local demands and in establishing its sales and service network has significantly contributed to Toyota’s profits. Based on the firm business foundation that it has established, Toyota is conducting its operations with the aim of promoting further growth and increasing profitability through further development of its sales and service network and expansion of its product lineup.

In China, Toyota has been conducting joint ventures with two major partners. First, with respect to the joint venture with China FAW Group Corporation since Toyota first launched the Vios through the joint venture in 2002, Toyota has been producing and selling the Land Cruiser Prado, the Land Cruiser, the Corolla, the Corolla HV, the Crown, the REIZ, the Coaster and the RAV4 in China. With regard to production capacity, in 2007, Toyota commenced production at the new Tianjin Teda plant, which has an annual production capacity of 200 thousand units, and in 2012, commenced production at a new factory in Changchun, China, which has an annual production capacity of 100 thousand units. Toyota also increased annual production capacity of the plant in Sichuan from 30 thousand units to 50 thousand units in the spring of 2015 to increase production of the Prado. Toyota plans to construct a new production line to replace an aging existing line at the Tianjin Teda plant in the middle of 2018.

GAC Toyota Motor Co., Ltd., a joint venture between Toyota and Guangzhou Automobile Group Co., Ltd., commenced sales of the Camry in 2006, followed by production and sales of the Yaris, the Highlander, the E’z, the Levin and the Levin HV. In 2006, it commenced production at the first plant on a single shift basis with an annual production capacity of 100 thousand units and expanded its annual production capacity to 200 thousand units on a double shift basis. In addition, a second plant commenced production in 2009 and Toyota plans to complete construction of a third plant in 2017. In terms of auto parts, in 2014, Toyota opened a plant in Changshu in Jiangsu, China for the production of the CVT as the first CVT plant outside of Japan. Toyota also opened a plant to produce hybrid vehicle batteries in October 2015.

Total vehicle sales in the Chinese market increased 4% from 24.03 million in 2014 to 25.00 million in 2015. In this market, Toyota’s sales in 2015 were 1.12 million vehicles, up 9% from the previous year. In the passenger vehicle market (19.29 million units), Toyota had a market share of 6%. In 2015, favorable conditions in the less-than-1.6 liter market continued, and in particular sales of SUVs expanded as a result of customers’ value diversification. As for Toyota’s distribution network, Toyota has been expanding the distribution network for locally produced vehicles in cooperation with Chinese joint venture partners under Tianjin FAW Toyota Motor Co., Ltd. and Guanqi Toyota Motor Co., Ltd., and for imported vehicles, Toyota has also been expanding primarily the Lexus brand sales network. Toyota plans to further increase sales by expanding the number of dealers and the product lineup for both locally produced and imported vehicles, particularly inland. In addition, as the market in China develops, Toyota plans to promote the so-called “Value Chain” businesses such as used cars, services, financing and insurance.

South and Central America, Oceania, Africa and the Middle East

Toyota’s consolidated vehicle sales in South and Central America, Oceania, Africa and the Middle East (collectively, the “Four Regions”) in fiscal 2016 were 1,594 thousand units, a decrease of 9.2% from fiscal 2015. The core models in this region are global models such as the Corolla, IMV (the Hilux) and Camry. In order to increase production of IMVs, Toyota expanded the annual production capacity of its Argentina factory from 70 thousand units to 90 thousand units in 2011. Toyota further increased annual production capacity to 140 thousand units per year at the end of 2015 and is seeking to increase production to meet demand after 2016. In order to expand business in Brazil, Toyota constructed a new factory in Sorocaba with an annual production capacity of 70 thousand units, and in 2012, began production and sales of compact vehicles. Starting from the beginning of 2016, Toyota increased production capacity to 110 thousand units per year. Further, Toyota began local production of the Fortuner in Egypt in 2012. Moreover, in terms of auto parts, Toyota commenced production at a plant in Brazil for passenger vehicle engines in February 2016.

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

Production

Toyota and its affiliated companies produce automobiles and related parts and components through more than 50 overseas manufacturing companies in 28 countries and regions besides Japan. Toyota’s major manufacturing facilities include plants in Japan, the United States, Canada, the United Kingdom, France, Turkey, Thailand, China, Taiwan, India, Indonesia, South Africa, Australia, Argentina and Brazil. Daihatsu brand vehicles are produced at 4 factories in Japan and 4 manufacturing companies in 3 other countries, including Indonesia and Malaysia. Hino brand vehicles are produced at 2 factories in Japan and 10 manufacturing companies in 10 countries, including Indonesia and Thailand. For a listing of Toyota’s principal production facilities, see “Information on the Company — Property, Plants and Equipment.”

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

In 2015, 75.1% of Toyota vehicles sold in overseas markets were manufactured in overseas plants by Toyota and its unconsolidated affiliated companies. In 2015, approximately 72.2% of Toyota vehicles sold in North America were produced in North America. Of the vehicles sold in Europe in 2015, approximately 76.3% were produced in Europe. In fiscal 2016, Toyota produced on a consolidated basis 3,981 thousand vehicles in Japan and 4,595 thousand vehicles overseas, compared to 4,125 thousand vehicles in Japan and 4,805 thousand vehicles overseas in fiscal 2015.

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

	Year Ended March 31,
	2012	2013	2014	2015	2016
Units Produced	7,435,781	8,698,454	9,032,165	8,929,887	8,575,899

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

The Toyota Production System

Toyota pioneered the internationally recognized production system known as the “Toyota Production System.” The Toyota Production System is based on Toyota’s own concepts of efficient production of only necessary and quality products and efficient cost reduction, and has the following two principal elements:

•	“Just-in-Time,” and

•	“Jidoka.”

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

Distribution

Toyota’s automotive sales distribution network is the largest in Japan. As of March 31, 2016, this network consisted of 280 dealers employing approximately 33 thousand sales personnel and operating approximately 4.7 thousand sales and service outlets. Toyota owns 15 of these dealers and the remainder is independent.

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

Sales of Toyota vehicles in Japan are conducted through four sales channels — “Toyota,” “Toyopet,” “Corolla” and “Netz.” In addition, Toyota introduced the Lexus brand to the Japanese market in August 2005, and currently distributes the Lexus brand vehicles through a network of 169 sales outlets in order to enhance its competitiveness in the domestic luxury automobile market. The following table provides information for each channel as of March 31, 2016.

	Dealers
Channel	Toyota Owned	Independent	Total	Market Focus
Toyota	4	45	49	Luxury channel for Toyota brand vehicles
Toyopet	4	48	52	Leading channel for the medium market
Corolla	4	70	74	Volume retail channel centering on compact models
Netz	3	102	105	Sales channel targeting customers with new values for the 21st century

Brand			Sales Outlets	Market Focus
Lexus			169	Premium brand

Outside Japan, Toyota vehicles are sold through approximately 170 distributors in approximately 190 countries and regions. Through these distributors, Toyota maintains networks of dealers. The chart below shows the number of Toyota distributors as of March 31, 2016 by country and region:

Country/Region	Number of Countries	Number of Distributors
North America	3	5
Europe	53	30
China	1	4
Asia (excluding China)	19	12
Oceania	17	15
Middle East	16	14
Africa	55	48
Central and South America	30	40

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

By April 2013, Toyota established systems to rapidly promote the TNGA and carried out product development under this new way of doing business. As a result, Toyota realized high basic performance and marketability in the Prius that was introduced in Japan in December 2015. Toyota plans to roll out the results of development to other vehicles.

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

In 2016, Toyota has been working actively on “connected car technology” and alliances with other companies for effective vehicle data utilization to “make ever-better cars” and for safer and securer “connected”

service. In January 2016, Toyota announced a “connected vehicle framework” to increase installation of a Data Communication Module (DCM) into a broader range of its vehicles starting in the United States from 2017. In April 2016, Toyota established a new company, “Toyota Connected, Inc.,” in the United States to consolidate and analyze information collected from vehicles and to develop new products, and thereby promoting “making ever-better cars” through utilizing big data. In addition, Toyota is collaborating with insurance companies on developing insurance services as well as tying up with a sharing service company, thereby actively advancing research for new services and the realization of a mobility society utilizing big data.

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

•

“Lane Departure Alert” is a system that uses a camera to detect white or yellow lane markers while driving. The system warns the driver with a buzzer and displays if it detects possible deviation in order to assist in avoiding a collision accident resulting from deviation. In addition, “Lane Keeping Assist System,” a system that assists the driver’s operation of the steering wheel with electric power steering in order to help keep the vehicle traveling between lane markers, has been developed.

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

From these driving assistance functions, in 2015 Toyota commercialized the Toyota Safety Sense, a collision avoidance support package that includes the Pre-collision System, the Lane Departure Alert and the Automatic High Beam. By the end of 2017, Toyota plans to install this package on nearly all models sold in Japan, the United States and Europe at an affordable price aimed at widespread adaption.

Enhancing Transport Systems

Enhancing transport systems requires taking a general approach that addresses various factors across a wide scope that are pertinent not only to vehicles but also roads, people and public transport systems in order to ensure smooth and efficient movement of people and vehicles and to build a safe transportation environment. In addition to VICS and ETC (Electronic Toll Collection System), which are already standard in Japan, the “Cooperative ITS,” which combines cutting edge IT and vehicle technology, is in development and has begun to be partially implemented.

•

The “ITS Spot Service” commenced in 2009 and corresponding products are available for purchase. Mainly for use on highways, this service provides drivers with information related to road traffic and safe driving that is transmitted from road infrastructures to car navigation systems through video and voice.

•

In the summer of 2011, Toyota introduced products corresponding to the driving safety support system, “DSSS,” which the National Police Agency has started operating. Mainly for use on normal roads, this system supports safe driving, including by preventing the driver from overlooking red lights, by transmitting traffic control information (such as traffic lights and signs) and other local information from road infrastructures to automobiles.

•

Aiming at further reducing accidents, improving fuel efficiency and reducing CO2 emissions, “ITS Connect,” a new driving safety support system that uses a dedicated ITS frequency of 760 MHz, was introduced in the fall of 2015. Through direct and continuous exchange of information between vehicles and the road and among vehicles, this system aims to mitigate accidents near intersections, which have been difficult to mitigate to date. The system also includes Communicating Radar Cruise Control features, which supports fuel efficient driving and smooth acceleration and deceleration when following behind another vehicle. Toyota plans to continue development aimed at the realization of a society in which all drivers can move safely, smoothly and freely.

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

Smart Communities

In April 2010, Toyota City was selected as a “Model Region for Next-Generation Energy Systems” by the Ministry of Economy, Trade and Industry. Toyota has since joined the “Toyota City Low-Carbon Society Verification Council” (established in August 2010), and carried out experiments relating to the “Optimization of Local Energy Use in Households and Destinations (commercial and public facilities)” and “Establishment of a System for Low-Carbon Emission Transportation.” In addition, starting in October 2014, Toyota launched an experimental ultra-compact electric vehicle sharing program in Grenoble, France, together with the city of Grenoble and local companies, and in Tokyo and Okinawa from April 2015 and January 2016, respectively.

In February 2013, Toyota, together with Toyota affiliated companies, established the “F-Grid Ohira, Miyagi Limited Liability Partnership,” a smart community business which operates the “F-Grid” in the Northern Sendai Industrial Park in the village of Ohira, Miyagi. The Partnership began supplying electricity and heat to partners in the industrial park in April 2013. This business aims to contribute to “creating a safe and secure community with the community and the industrial park working as one,” “revitalizing local industry” and “revitalizing the community.” Toyota believes that the elemental technologies developed through these experiments and businesses will help in the creation of new systems for society that meet differing social environments and municipal needs, not just in Japan but around the world, in both developed and emerging countries, and will play a role in the creation of energy and transportation infrastructure to help spread next-generation eco-cars.

Financial Services

Toyota’s financial services include loan programs and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value-added service. In July 2000,

Toyota established a wholly-owned subsidiary, Toyota Financial Services Corporation (“TFSC”), to oversee the management of Toyota’s finance companies worldwide, through which Toyota aims to strengthen the overall competitiveness of its financial business, improve risk management and streamline decision-making processes. Toyota has expanded its network of financial services, in accordance with its strategy of developing auto-related financing businesses in significant markets. Accordingly, Toyota currently operates financial services companies in 36 countries and regions, which support its automotive operations globally.

Toyota’s revenues from its financial services operations were ¥1,896.2 billion in fiscal 2016, ¥1,661.1 billion in fiscal 2015 and ¥1,421.0 billion in fiscal 2014. In fiscal 2015, amid a gradual recovery in markets mainly in the United States, Toyota collaborated with dealers in various countries and regions, and the balance of loan receivables increased steadily. In fiscal 2016, although economic weakness was seen in areas such as Asia, including China, recovery in the United States, among other places, continued. In such an environment, as a result of Toyota’s continued collaboration with dealers in various countries and regions and efforts to expand products and services that meet customer needs, Toyota’s share of financing provided for new car sales of Toyota and Lexus vehicles in regions where TFSC operates remained at a high level of 36% and the balance of loan receivables, mainly in the United States, continued to increase steadily. Meanwhile, Toyota is making efforts to provide both its customers and dealers with stable financial services by diversifying its funding mechanisms with ABCP (Asset Backed Commercial Paper) and ABS (Asset Backed Securities), in addition to mid- to long-term financings, primarily in commercial paper issuances, corporate bonds and bank borrowings. Toyota continued to perform detailed credit appraisals and serve customers by monitoring bad debt and loan payment extensions, and the percentage of credit losses remained low, at 0.36% and 0.31% in fiscal years 2016 and 2015, respectively. Toyota continues to work towards improving its risk management measures in connection with credit and residual value risks.

Toyota Motor Credit Corporation is Toyota’s principal financial services subsidiary in the United States. Toyota also provides financial services in 35 other countries and regions through various financial services subsidiaries, including:

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

In April 2013, Toyota established Toyota Financial Services Kazakhstan MFO LLP, a financial services company, in Kazakhstan, which began operations in January 2014. In addition, in June 2016, Toyota established Toyota Financial Services Portugal Limited, a financial services company, in Portugal as a branch of Toyota Kreditbank GmbH.

Net finance receivables for all of Toyota’s dealer and customer financing operations were ¥14,555.6 billion as of March 31, 2016, representing a decrease of 5.9% as compared to the previous year. The majority of Toyota’s financial services are provided in North America. As of March 31, 2016, 59.1% of Toyota’s finance receivables were derived from financing operations in North America, 11.9% from Asia, 10.3% from Europe, 8.3% from Japan and 10.4% from other areas.

Approximately 50% of Toyota’s unit sales in the United States during fiscal 2016 included a finance or lease arrangement with Toyota. Because the majority of Toyota’s financial services operations are related to the sale of Toyota vehicles, a decrease in vehicle unit sales may lead to a contraction of Toyota’s financial services operations.

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

Other Financial Services

Toyota Finance Corporation launched its credit card business in April 2001 and began issuing Lexus credit cards in 2005 when the Lexus brand was introduced in Japan. As of March 31, 2016, Toyota Finance Corporation has 14.2 million card holders (including Lexus credit card holders).

All Other Operations

In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive business activities. Net sales for these activities totaled ¥1,177.3 billion in fiscal 2016, ¥1,255.7 billion in fiscal 2015 and ¥1,151.2 billion in fiscal 2014. Sales to external customers of all other operations in fiscal 2016 represented 2.2% of Toyota’s net revenues for fiscal 2016. Substantially all of Toyota’s revenues from other operations were derived in Japan.

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

U.S. Federal Standards

The federal Clean Air Act directs the Environmental Protection Agency (“EPA”) to establish and enforce air quality standards, including emission control standards on passenger vehicles, light-duty trucks and heavy-duty vehicles. The EPA decided in February 2000 to adopt more stringent vehicle emission and fuel economy standards applicable to passenger vehicles and light-duty trucks produced in model years 2004 and beyond. In the standards adopted for model years 2004 and beyond, manufacturers must guarantee that their vehicles meet the requirements for ten years or 120 thousand miles, whichever occurs first. Manufacturers are not permitted to sell vehicles in the United States that do not meet the standards. In April 2007, EPA regulations that further restrict emissions from passenger vehicles and light-duty trucks operating at cold temperatures became effective. The new emission standards set by these regulations were phased in between 2010 and 2013. Similar standards that further restrict emissions from heavy-duty vehicles operating at cold temperatures have been phased in from 2012 to 2015. In March 2014, the EPA finalized new vehicle emission and fuel standards for passenger vehicles and light-duty trucks for model years 2017 and onwards. Under the new standards, emission standards for volatile organic compounds and nitrogen oxides are to be strengthened in phases from 2017 to 2025, bringing the emission standards in line with emission standards in California, resulting in the unification of the differing California and federal emission standards. In addition, the particulate matter standards and fuel vapor emission standards will also be strengthened to be brought in line with California’s emission standards. This is expected to lead to reductions in the burden on development, such as a reduction in the number of tests required for certification and standardization of emission reduction systems.

Furthermore, in April 2007 the U.S. Supreme Court ruled that the EPA has the authority to regulate automobile emissions of greenhouse gases. In response to this ruling, on April 1, 2010 the EPA and the federal National Highway Traffic Safety Administration (“NHTSA”) issued a joint final rule to reduce the emission of greenhouse gases from passenger vehicles, light-duty trucks and medium-duty passenger vehicles for model years 2012 through 2016. These vehicles are required to meet an estimated combined average emissions level of 250 grams of carbon dioxide per mile, equivalent to 35.5 miles per gallon if the requirements were met through fuel economy standards. The NHTSA also set Corporate Average Fuel Economy (“CAFE”) standards for passenger vehicles and light-duty trucks that will require manufacturers of those vehicles to meet an estimated combined average fuel economy level of 34.1 miles per gallon in model year 2016. In addition, on August 28, 2012, the EPA and the NHTSA jointly issued the final rule to further reduce greenhouse gas emissions and improve fuel economy for passenger vehicles, light-duty trucks and medium-duty passenger vehicles for model years 2017 through 2025. In the final rule, these vehicles are required to meet an estimated combined average emission level of 163 grams of carbon dioxide per mile in model year 2025, equivalent to 54.5 miles per gallon if these requirements were met through improvements in fuel economy standards. The NHTSA also issued CAFE standards for passenger vehicles and light-duty trucks that would require manufacturers to meet an estimated combined average fuel economy level of 49.6 miles per gallon in model year 2025. According to the final rule, these standards are to be reevaluated by 2018.

In addition, in July 2015, the EPA adopted final rules to limit, in relation to greenhouse gas emissions, the use of various hydroflourocarbons (HFCs) and HFC-containing refrigerant blends used in motor vehicle air conditioning systems for new vehicles, among other applications. Toyota purchases air conditioning systems from third parties for use in its vehicles. The final rules list HFC-134a, the most dominant refrigerant used in light-duty vehicles worldwide, as unacceptable for use in motor vehicle air conditioning systems in new light-duty vehicles beginning in model year 2021. The final rules also list additional refrigerant blends as unacceptable for use in new light-duty vehicles beginning in model year 2017. Feasible alternatives to these refrigerants that will be prohibited by the rules may be costly or present other risks, such as flammability or other safety concerns.

As discussed above, the EPA has been granted the authority to set fuel standards in connection with the regulation of automobile emissions. In October 2010, the EPA approved the sale and use of fuel with a 15% ethanol blend (“E15”) for model years 2007 and later passenger vehicles and light-duty trucks. The use of E15 is not permitted for engines used in lawnmowers, small generators, motorbikes, boats and other vehicles and equipment. Subsequently, in February 2011, the EPA approved the use of E15 for certain 2001 model year or newer vehicles, such as light-duty passenger vehicles and small trucks. However, E15 is prohibited for use in other 2000 model year or older vehicles and general purpose engines. As a result, the EPA promulgated regulations in July 2011, effective August 2011, requiring businesses that sell E15 to put a warning label regarding E15 on gasoline fuel dispensers.

California Standards

Under the federal Clean Air Act, the State of California is permitted to establish its own vehicle emission control standards if it receives a waiver from the EPA. As a result, the California Air Resources Board (“CARB”) established the Low Emission Vehicle Program and set emission standards for certain regulated pollutants that were phased in beginning in the 2004 model year. Under these standards, most light-duty trucks and passenger vehicles are required to meet the same emission standards, which were stricter than the federal standards. As part of the original Low Emission Vehicle Program, the CARB also required that a specified percentage of a manufacturer’s passenger vehicles and light-duty trucks sold in California for all model years 1998 and after be “zero-emission vehicles” (vehicles producing no emissions of regulated pollutants). This zero-emission vehicles requirement also permitted certain advanced technology vehicles such as PHV (Plug-in Hybrid Vehicles), hybrid cars and alternative fuel vehicles that meet “partial zero-emission vehicles requirements” to be granted partial qualification as EV (Electronic Vehicles) or FCV (Fuel Cell Vehicle). The current zero-emission regulations mandate substantial annual increases in the production and sale of battery-electric, fuel cell and plug-in hybrid vehicles such that, by 2025, the state of California has estimated that approximately 15% of the new vehicles sold in the state would be zero-emission or plug-in hybrid vehicles. Toyota’s battery-powered RAV4 EV compact sport-utility vehicle and the MIRAI qualify as zero-emission vehicles. The current Prius plug-in hybrid, Prius and the Camry Hybrid qualify as partial zero-emission vehicles under the zero-emission vehicles requirement adopted by the CARB. Toyota intends to continue to develop additional advanced technologies and alternative fuel technologies that will allow other vehicles using such technologies to qualify as zero-emission vehicles or partial-zero-emission vehicles.

In July 2002, the California legislature passed legislation that required the CARB to develop and adopt, by the end of 2004, regulations that achieved the maximum feasible reduction in greenhouse gas emissions from vehicles. In September 2004, the CARB adopted regulations that required a 20 to 30 percent reduction of greenhouse gas emissions from passenger vehicles, light-duty trucks and other noncommercial vehicles to be phased in between the 2009 and 2016 model years.

In December 2007, the EPA denied California’s request for a waiver under the Clean Air Act that would have allowed the state to enforce these regulations to control greenhouse gas emissions from motor vehicles. However, the EPA reconsidered its decision pursuant to a direction issued by the U.S. President in January 2009, and in July 2009 decided to allow the state to enforce such regulations.

The CARB has enacted regulations that deem automobile manufacturers that produced vehicles in model years 2012 through 2016 and 2017 through 2025 that are in compliance with the greenhouse gas emissions regulations of the EPA to be in compliance with California’s greenhouse gas emissions regulations.

In January 2012, the CARB approved a new Low Emission Vehicle program for model years 2015 to 2025 as part of Advanced Clean Cars. The program covers greenhouse gas standards for cars and light-duty trucks, reductions of smog-forming emissions, zero-emission vehicles regulations and clean fuels outlet regulations.

Other States’ Standards

The states of New York, Massachusetts, Connecticut, Maine, Maryland, New Jersey, Oregon, Rhode Island and Vermont have either adopted, or plan to adopt, regulations substantially similar to California’s zero-emission vehicles requirement. With regard to greenhouse gas emissions regulations, in addition to these states, Pennsylvania and Washington have also adopted California’s regulations.

Canadian Standards

Canada has established vehicle emission standards equivalent to the federal standards in the United States, including the heightened requirements that became applicable to passenger vehicles and light-duty trucks in model years 2004 and beyond. In addition, in response to the strengthening of the federal greenhouse gas emission standards in the United States applicable to model years 2017 to 2025, Canada finalized equivalent standards in October 2014. Furthermore, certain Canadian provinces are currently considering enacting their own regulations on vehicle emissions of greenhouse gases. Canada also adopted more stringent fuel legislation, which is based on fuel legislation in the United States, that reduces refineries’ annual average sulfur concentration of gasoline to 10 mg/kg from 2017 with a new addition of credit system to secure compliance.

European Standards

The European Union adopted a directive that establishes increasingly stringent emission standards for passenger vehicles and light commercial vehicles in October 1998. Under this directive, the standards adopted beginning with year 2000 require manufacturers to recall any vehicles which fail to meet the standards for five years or 80 thousand kilometers, whichever occurs first. Toyota introduced vehicles complying with this directive in 1999. Under standards adopted in 2005, manufacturers are obligated to meet the more stringent standards for five years or total vehicle miles of 100 thousand kilometers, whichever occurs first. In 2007, the European Parliament adopted more stringent emission standards for passenger vehicles and light commercial vehicles. The effective dates for phasing in these stricter standards for passenger vehicles were September 2009 for Euro 5 and September 2014 for Euro 6. For light commercial vehicles, the effective dates are September 2010 for Euro 5 and September 2015 for Euro 6. Euro 5 provides for lower emission levels for gasoline and diesel powered vehicles and also extends the manufacturers’ responsibility for emission performance to total vehicle miles of 160 thousand kilometers. The primary focus of Euro 6 is to limit further emissions of diesel powered vehicles and bring them down to a level equivalent to gasoline powered vehicles. In addition, Euro 6 will be implemented in two stages, and beginning with the second stage (September 2017 for passenger vehicles and September 2018 for commercial vehicles), the EU is implementing the Real Driving Emission (RDE) regulations, which regulate emissions under real driving conditions, and the Worldwide harmonized Light vehicles Test Procedure (WLTP). A second RDE package of regulations establishing quantitative limits for emissions in RDE tests was approved by the European Parliament and Council in February 2016.

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

For diesel-powered commercial vehicles, pursuant to GB17691-2005, new Level 3 Emissions Regulations apply to models after January 2007. Although Level 4 Emissions Regulations were to apply to new models after January 2010, and Level 5 Emissions Regulations were to apply to new models after January 2012, because the infrastructure to supply sufficient diesel fuel meeting the Level 4 quality standards had yet to be put in place, the implementation of the Level 4 Emissions Regulations for all models was postponed to July 2013. In connection with such delay, the implementation of the Level 5 Emissions Regulations has been postponed from the original plan and is now scheduled to be implemented from July 2017. For gasoline-powered commercial vehicles, pursuant to GB14762-2008, Level 3 Emissions Regulations apply to new models after July 2009 and Level 4 Emissions Regulations apply to new models after July 2012. After the first day the regulation is implemented to a new model, all new models released during the following one-year period also become subject to the regulation. In addition, in some areas such as Beijing, Shanghai, Guangzhou and the Pearl River Delta region, the above mentioned regulations were implemented several years earlier by regional environmental preservation authorities with the authorization of the Chinese State Council. Cities with serious air pollution are increasingly exhibiting tendencies to similarly implement Level 5 Emissions Regulations in advance of the rest of China.

China will also start implementing stricter diesel and gasoline fuel standards a year earlier than scheduled to reduce vehicle emissions, pursuant to GB19147-2013 and GB17930-2013. The new Level 5 standards (equivalent to Euro 5 standards) will be implemented in 11 provincial capitals in eastern China in January 2016, and are now planned to be implemented nationwide in January 2017, as opposed to the previously announced January 2018 implementation date. In connection with this, the Ministry of Environmental Protection and the Ministry of Industry and Information Technology issued a notification regarding the implementation of the Level 5 standards, which will be implemented for gasoline-powered passenger vehicles in 11 provincial capitals in eastern China from April 2016, for gasoline-powered passenger vehicles nationwide in China from January 2017 and for diesel passenger vehicles nationwide in China from January 2018.

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

Standards of Other Countries

Countries other than Japan, the United States, Europe and China are also proactively introducing emissions regulations. Many countries or regions such as Australia, Mexico, the Middle East, Taiwan and Hong Kong, as well as countries in Eastern Europe and Asia, have considered or implemented emissions regulations.

Especially in India, the government accelerated the effective date of BS-6 (equivalent to EURO6) to 2020 due to the worsening air pollution problem and its Supreme Court suggested imposing a tax on sales of all diesel passenger vehicles in the Delhi metropolitan area. Until the discussion on the new tax is settled, the registration of diesel passenger vehicles larger than 2 liters is temporarily banned in the Delhi metropolitan area.

Vehicle Fuel Economy

Japanese Standards

The Law Concerning the Rational Use, etc. of Energy requires automobile manufacturers to improve their vehicles to meet specified fuel economy standards. Fuel economy standards are established according to the types of vehicles specified below, and are required to be met by either fiscal 2011 (April 2010-March 2011), fiscal 2016 (April 2015-March 2016), fiscal 2021 (April 2020-March 2021) or fiscal 2023 (April 2022-March 2023).

Among qualifying passenger vehicles are:

•	Vehicles which are designated in Article 75, Paragraph 1 of the Road Vehicles Law as type-designated vehicles (“type-designated vehicles”) with 10 seats or less using gasoline, gas oil or LPG;

•	Type-designated vehicles with 11 seats or more that are 3.5 tons or less in vehicle weight using gasoline or gas oil; and

•

Type-designated vehicles with 11 seats or more that are over 3.5 tons in vehicle weight using gas oil, or designated carbon monoxide emission control vehicles (“designated carbon monoxide emission control vehicles”) which are designated in Article 75-3 Paragraph 1 of the Road Vehicles Law.

Among qualifying cargo vehicles are:

•	Type-designated vehicles that are 3.5 tons or less in vehicle weight using gasoline, gas oil or LPG; and

•	Type-designated vehicles that are over 3.5 tons in vehicle weight using gas oil or LPG, or designated carbon monoxide emission control vehicles.

Toyota is in compliance with the fuel economy standards that currently apply and is promoting the improvement of its vehicles in order to achieve compliance with the standards that will apply beginning in fiscal 2021.

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

In April 2006, the NHTSA established CAFE standards applicable to light-duty trucks for model year 2008 and beyond. These CAFE standards aimed at shifting the framework from one that used to be advantageous only to compact car manufacturers to one that is fair to full line manufacturers. The requirements were changed so that the CAFE standards are now determined by a sales rate based on vehicle size (measured by the area of the wheel and wheel base) for each manufacturer.

On April 1, 2010, the EPA and the NHTSA issued a joint final rule to reduce the emission of greenhouse gases from passenger vehicles, light-duty trucks and medium-duty passenger vehicles for model years 2012 through 2016. These vehicles are required to meet an estimated combined average emissions level of 250 grams of carbon dioxide per mile, equivalent to 35.5 miles per gallon if the requirements were met through fuel economy standards. The NHTSA also set CAFE standards for passenger vehicles and light-duty trucks that will require manufacturers of those vehicles to meet an estimated combined average fuel economy level of 34.1 miles per gallon in model year 2016. Furthermore, the EPA and the NHTSA joint final rule allows the two agencies and California standards to act in a unified way, and creates a regulatory framework that makes compliance less burdensome for the manufacturers. In addition, in December 2011, the EPA and the NHTSA issued a joint proposed rule to further reduce greenhouse gas emissions and improve fuel economy for passenger vehicles, light-duty trucks and medium-duty passenger vehicles for model years 2017 through 2025. In the rule, which was finalized in August 2012, these vehicles are required to meet an estimated combined average emission level of 163 grams of carbon dioxide per mile in model year 2025, equivalent to 54.5 miles per gallon if these requirements are met through improvements in fuel economy standards. At the same time, the NHTSA also issued CAFE standards for passenger vehicles and light-duty trucks that would require manufacturers to meet an estimated combined average fuel economy level of 49.6 miles per gallon in model year 2025. The standards of fuel economy are stringent, and Toyota strives to meet the fuel economy standards by further developing fuel-efficient technology, alternative fuel technology and other advanced technology.

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

Furthermore, in February 2014, the European Parliament and Council adopted a regulation to reduce the average carbon dioxide emissions target for light commercial vehicles to 147 grams per kilometer beginning in 2020. In March 2014, the European Parliament and Council adopted a regulation to reduce the average carbon dioxide emissions target for passenger vehicles to 95 grams per kilometer beginning in 2021. 95% of each manufacturer’s new cars must comply with this new standard by 2020. The relevant legislation requested the European Commission to conduct a review by 2015 and, if appropriate, propose new targets for the period beyond 2020, including possibly setting a 2025 target.

An increasing number of EU member states are introducing vehicle tax laws based on carbon dioxide emission levels pursuant to the directive issued by the European Commission in 2005. This trend is expected to continue in accordance with the recent increases in environmental awareness.

An EU directive on motor vehicle air conditioning units requires manufacturers to replace currently used refrigerants with refrigerants having a lower global warming impact for all newly registered vehicles starting in January 2017.

Chinese Standards

Fuel consumption regulations are being implemented pursuant to the Chinese National Standards (“GB”), and the manufacture and sale of vehicle models not meeting these regulations are prohibited. For passenger vehicles, pursuant to GB19578-2004, Level 1 Fuel Consumption Regulations apply to new models after July 2005 and Level 2 Fuel Consumption Regulations apply to new models after January 2008. For small commercial vehicles, pursuant to GB20997-2007, Level 2 Fuel Consumption Regulations apply to new models after February 2008, Level 1 Fuel Consumption Regulations apply to all vehicles as of January 2009 and Level 2 Fuel Consumption Regulations apply to all models as of January 2011. These regulations determine the consumption standards that apply depending on the mass of the applicable vehicle and set forth a method for determining whether each model has met the regulation. With respect to passenger vehicles, GB27999-2011 has been issued to further strengthen fuel consumption regulations from 2012 and beyond. In these Level 3 Fuel Consumption Regulations for passenger vehicles, the regulation framework was substantially revised, such as a change from regulations requiring each model to meet consumption standards to regulations requiring automobile manufacturers to meet standards of average consumption across models. Furthermore, in order to achieve the national target for average fuel efficiency for 2020, the following more stringent fuel consumption regulations have been enacted as Level 4 Fuel Consumption Regulations for passenger vehicles. First, GB19578-2014, which has been enacted to strengthen regulations for each model, is being applied to new models after January 2016. Second, GB27999-2014, which has been enacted to strengthen corporate average regulations, will come into effect in 2016.

Standards of Other Countries

As momentum gathers to increase energy security and prevent global warming, other countries in addition to Japan, the United States, Europe and China are moving to introduce fuel consumption regulations, and Korea, Mexico, Brazil, Taiwan, India, Saudi Arabia and Canada have already decided to introduce or implemented fuel consumption regulations. Australia is also considering the introduction of new regulations to reduce average carbon dioxide emissions by vehicles. Toyota predicts that this trend will spread to other countries, and in the future many nations will consider new regulations related to fuel consumption and carbon dioxide.

Vehicle Safety

Japanese Standards

In Japan, efforts have been made since 1998 to bring Japanese standards in line with the regulations of the United Nations Economic Commission for Europe (“UN”).

With respect to standards that were previously brought in line with the UN regulations, the Japanese standards regarding steering systems require disabling of automatic steering functions when vehicles travel at more than 10km/h. These standards apply to new model cars beginning in July 2016. As amendments to the requirement to disable automatic steering functions are currently being discussed at the United Nations, and in light of the fact that vehicles equipped with automatic steering functions are already being sold in Japan, the application of the requirement to disable automatic steering functions is expected to be suspended for the time being in Japan.

With respect to standards that were newly brought in line with the UN regulations, standards for fire prevention will apply to new models beginning in September 2018. Standards for protection of passengers from pole side impact will apply to new models beginning in June 2018. Standards for vehicle exterior noise of tires, and friction force and rolling resistance on wet roads will apply in stages to new models beginning in April 2018 and will apply in stages to existing models still in production beginning in April 2022. Standards for illumination of rear registration plates will apply to vehicles to be manufactured on or after June 2020. Standards for filament light bulbs, standards for gas-discharge light sources and standards for LED will apply to vehicles to be manufactured on or after June 2015.

With respect to standards that are scheduled to be newly brought in line with the UN regulations, safety standards for hydrogen fuel cell vehicles will apply in stages to new models beginning in September 2018. Standards for protection of passengers from full-wrap head-on collision will apply in stages to new models beginning in September 2018. Standards for indirect visibility will apply to new models beginning in June 2019 and to existing models still in production beginning in June 2021.

Furthermore, unique to Japan, technical guidelines for remote-controlled parking assistance systems and guidelines for response systems for driver emergencies have been created. The standardization of measures relating to the quietness of hybrid vehicles, brake override systems, the strengthening of anti-spinal injury measures and anti-drunk driving measures are currently under consideration.

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

In August 2014, the NHTSA initiated rulemaking that would propose to create a new safety standard to require new passenger and light-duty truck vehicles to have dedicated short-range communication (DSRC) units that enable Vehicle-to-Vehicle (V2V) communication.

In January 2015, the NHTSA proposed to amend safety standards regarding child restraint anchorage systems to improve the ease of use, and in March 2015, the NHTSA proposed to amend a safety standard regarding seat belt assembly anchorages to specify an alternative test procedure.

In March 2016, the NHTSA proposed changes to safety standards to add an alternative requirement for electrical shock protection from electric vehicles and hydrogen fuel cell vehicles. In the same month, the NHTSA and Insurance Institute for Highway Safety announced that they have agreed with twenty major vehicle manufacturers to standardize equipment of automatic emergency brakes on almost all new models by 2022.

European Standards

In 2009, the European Union overhauled its safety regulations and enacted a new regulation and a simplified framework, repealing more than 50 existing European Commission directives regarding vehicle safety other than pedestrian protection, and replacing them with a single regulation aimed at incorporating the UN regulations. The new regulation also requires the adoption of advanced safety systems. The EU Regulation directly incorporating the UN Regulations commenced in 2012 and requires advanced safety systems, including requiring new type vehicles to have electronic stability control systems from 2011, to introduce regulations relating to low rolling resistance tires in 2013, to require tire pressure monitoring systems starting in 2012 and to require heavy vehicles to have advanced emergency braking systems and lane departure warning systems from 2013. All of the technical requirements for these advanced safety systems were discussed in the United Nations. Further, application of UN regulation came into force from November 2012 for new vehicle types and from 2014 for all new vehicles sold in the EU market. The new mandatory measures include electric car safety requirements and gear shift indicators.

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

On the widespread adoption of emergency call systems (“eCall”), the European Commission concluded that a legislative approach is effective as a result of the impact assessment by the Commission in 2011. Accordingly, eCall will become mandatory from the end of March 2018 for light-duty passenger vehicles and light-duty commercial vehicles using the framework of “Whole Vehicle Type Approval.” Regulations setting forth the technical standards of eCall were adopted in May 2015. Rulemaking regarding eCall has also been proposed by the United Nations, and is also currently being considered. In addition, in the event the installation of eCall becomes mandatory in the EU, it will be necessary at the same time to build infrastructure such as communication bases in the different member states of the EU, and rulemaking regarding eCall is expected to also cover the creation of such infrastructure.

The possibility of regulation in connection with ITS and other advanced driver assist systems for 2020 and beyond is also under consideration. In addition, the adoption of Advanced Emergency Breaking systems and lane departure warning systems on light vehicles, Advanced Emergency Breaking systems which detect pedestrians, and the adoption of blind spot monitors, reverse system which detect pedestrians, reverse detection, Evert Data Recorders on trucks and alcohol interlock devices are also expected to be considered. In March 2015, the European Commission published a final report on the benefit and feasibility of a range of new safety technologies. The plan is scheduled to come into effect as an official Communication around June 2016 and the Communication is planned to be sent to the European Council and the European Parliament. At the same time, a process to revise the General Safety Regulation (EC) No 661/2009 and Regulation (EC) No 78/2009 with regards to pedestrian protection are likely for 2016. With respect to individual matters that are to be strengthened through regulations, the European Commission plans to propose amendments to the United Nations rules regarding matters that are already regulated by the United Nations, while other matters are likely to be considered within the EU. In either case, deliberations will be conducted with the goal of application to new vehicle models from 2020, although target date of the regulations vary for each matter.

From April 2009, the applicable scope for Whole Vehicle Type Approval (“WVTA”) was extended to cover all vehicle categories. Furthermore, an amendment was issued in 2011 which clarifies the categories (especially those for passenger and light-duty commercial vehicles). Through this amendment, the criteria for light-duty commercial vehicles was clarified, and there is a possibility that vehicles currently classified as light-duty commercial vehicles become classified as passenger vehicles. In addition, revisions to EU regulations related to vehicle mass and dimensions were issued in 2012. These revisions clarified the mass, criteria and definitions which comprise the base specifications for vehicles. In 2016, the European Commission’s proposal regarding major amendments to the WVTA, including a strengthening of type approval process (e.g. enabling access to software algorithm; five year approval limit (type approval validity)) with the market surveillance requirements (addition of auditing authority by the European Commission), strengthening of auditing of technical service and clarification of recall requirements, was submitted. Currently, the bill is under deliberation by the European Council and the European Parliament.

In addition, GEAR2030 (the High Level Group on the Competitiveness and Sustainable Growth of the Automotive Industry in the European Union) was established in January 2016 as a successor body of the CARS2020 and deliberations on recommendations to the European Commission, member states and high-level related stakeholders for strengthening the competitiveness of the automobile value chain in Europe by 2030 commenced. In particular, a roadmap for smooth development of automatic driving vehicles is scheduled to be discussed. The finalization of the recommendation is aimed for the end of 2017.

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

An amendment to the 1958 Agreement is being considered with an aim towards finalization of R0 in 2016. Such amendment will increase the flexibility of the regulations, enabling approvals to be granted for the old series of regulations according to the needs of the signatory countries to the 1958 Agreement. The percentage of required votes for voting in connection with proposed UN regulations will also be considered, and if the percentage of required votes is increased from the current two-thirds, the 1958 Agreement is expected to become fairer. Such amendment is expected to make the 1958 Agreement more attractive to countries that are not currently party to the 1958 Agreement, and aims to increase the number of signatory countries.

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

The Soil Contamination Countermeasures Law of Japan requires that land owners conduct contamination testing and submit a report at the time they cease to use hazardous substances, such as in connection with the sale of a former factory, or if there is a possibility of health hazards due to land contamination. If it is found that land contamination exceeds a certain level, the relevant prefectural authority designates the area considered to be contaminated and orders the land owner to take necessary measures. Toyota is suitably managing its land in accordance with the same law. In addition, under the Law on Recycling of End-of-Life Vehicles, vehicle manufacturers are required to take back and recycle specified materials (automotive shredder residues, air bags and fluorocarbons) of end-of-life vehicles and the provisions concerning such obligations of vehicle manufacturers became effective in January 2005. Toyota has coordinated with relevant parties to establish a vehicle take-back and recycle system throughout Japan. As a result, in fiscal 2016, Toyota achieved a recycling/recovery rate of 97% for automobile shredder residue (the legal requirement being 70%) and 93% for air bags (the legal requirement being 85%) and reached the targets set forth in this law.

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

In addressing environmental issues, based on an assessment of the environmental impact of its products through their entire life cycles, from production through sales, disposal and recycling, Toyota, as a manufacturer, strives to take all possible measures from development stage and continues to work toward technological innovations to make efficient use of resources and to reduce the burden on the environment.

Disclosure of Iranian Activities under Section 13(r) of the Securities Exchange Act of 1934

None.

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

Toyota is promoting research and development into the early commercialization of next generation environmentally friendly, energy-efficient and safe-vehicle technology and is making efforts to produce vehicles that are friendly to people and the environment by focusing on the following areas:

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

For a detailed discussion of the company’s research and development infrastructure, see “Operating and Financial Review and Prospects — Research and Development, Patents and Licenses.”

Components and Parts, Raw Materials and Sources of Supply

Toyota purchases parts, components, raw materials, equipment and other supplies from multiple competing suppliers located around the world. Toyota works closely with its suppliers to pursue the most optimal purchasing possible. Toyota believes that this policy encourages technological innovation, cost reduction and other measures to strengthen its vehicle competitiveness. Toyota plans to continue purchases based on the same principle and does not anticipate any difficulty in obtaining stable supplies in the foreseeable future. Although operation of plants were temporarily halted due to the explosion accident at AICHI STEEL CORPORATION in January 2016 and the Kumamoto Earthquakes in April 2016, they were resumed quickly because the supply chain as a whole worked on a quick initial response and recovery.

Because Toyota had more than 50 overseas operations in 28 countries and regions as of December 31, 2015, procurement of parts and components is being carried out not only locally in the country of the production site but also from third countries, and the distribution network has become increasingly more complex. In order to realize timely and efficient distribution at the same time as keeping total costs at a minimum, Toyota is promoting efforts to optimize each stage of the supply-chain. To this end, Toyota has developed a standardized system of global distribution and is supporting the operation of the system at each production base. The use of the global distribution system aims at implementing parts procurement that meets changes in vehicle production in a timely manner. These varying efforts, combined together, have led to maximized customer satisfaction, as well as to building a good working relationship with Toyota’s suppliers.

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

In fiscal 2016, market prices of raw materials such as steel generally decreased in comparison to the prior fiscal year due in part to decreased demand in China. The direction of prices is still unforeseeable. Toyota is continually promoting cost reduction efforts, such as reducing the amount of raw materials it uses.

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

Capital Expenditures and Divestitures

Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2013 and March 31, 2016, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in technology and products by Toyota Motor Corporation	827.7	Japan	Internal funds, financing from issuance of bonds, etc.

Investment primarily in technology and products by Hino Motors, Ltd.	120.9	Japan	Internal funds

Investment primarily in technology and products by Daihatsu Motor Co., Ltd.	93.3	Japan	Internal funds

Investment primarily in technology and products by Toyota Auto Body Co., Ltd.	75.9	Japan	Internal funds

Investment primarily in technology and products by Primeearth EV Energy Co., Ltd.	68.2	Japan	Borrowings

Outside of Japan

Investment primarily to promote localization by Toyota Motor Thailand Co., Ltd.	176.5	Thailand	Internal funds

Investment primarily to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	115.4	United States	Internal funds

Investment primarily to promote localization by P.T. Toyota Motor Manufacturing Indonesia	105.8	Indonesia	Internal funds

Investment primarily to promote localization by Toyota Argentina S.A.	101.2	Argentina	Internal funds and borrowings

Investment primarily to promote localization by Toyota Motor Manufacturing Canada Inc.	99.7	Canada	Internal funds

Investment primarily to promote localization by Toyota do Brasil Ltda.	68.9	Brazil	Internal funds

Investment primarily to promote localization by Toyota Motor Manufacturing, Indiana, Inc.	65.8	United States	Internal funds

Investment primarily to promote localization by Siam Toyota Manufacturing Co., Ltd.	62.8	Thailand	Internal funds

Investment primarily to promote localization by Toyota Motor Europe NV/SA	62.7	Belgium	Internal funds

Investment primarily in leased automobiles by Toyota Motor Credit Corporation	6,028.2	United States	Internal funds, financing from issuance of bonds, etc.

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2016 and March 2017, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in manufacturing facilities by Toyota Motor Corporation	380.0	Japan	Internal funds

Investment primarily in manufacturing facilities by Hino Motors, Ltd.	52.0	Japan	Internal funds

Outside of Japan

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Kentucky, Inc.	98.5	United States	Internal funds

Investment primarily in office facilities by Toyota Motor North America, Inc.	52.1	United States	Internal funds

Investment primarily in vehicles by Toyota Motor Sales, U.S.A., Inc.	38.2	United States	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Engineering & Manufacturing North America, Inc.	32.0	United States	Internal funds

Set forth below is additional information with respect to Toyota’s material plans to construct, expand or improve its facilities.

Toyota completed annual production capacity increase at its Argentina factory from 90 thousand units to 140 thousand units at the end of 2015, and at its Sorocaba Plant in Brazil from 70 thousand units to 110 thousand units in January 2016. Toyota plans to increase annual production capacity in Turkey from 150 thousand units to 280 thousand units beginning at the end of 2016, to build a new plant in Mexico in 2019 and to launch a third plant in Guangzhou in China in 2018. Tianjin FAW Toyota Motor Co., Ltd. also plans to construct a new production line to replace an aging existing line in the middle of 2018. At the beginning of 2019, Toyota plans to launch a new plant in Malaysia dedicated to passenger vehicles with annual production capacity of 50,000 cars.

To enhance production capacity of auto parts, Toyota constructed a plant for hybrid vehicle battery production in China in September 2015 and a plant for passenger vehicle engine production in Indonesia and Brazil in February 2016.

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

Legal Proceedings

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. In March 2014, Toyota entered into a Deferred Prosecution Agreement (“DPA”) to resolve an investigation by the U.S. Attorney for the Southern District of New York (“SDNY”) related to unintended acceleration in certain of its vehicles. The DPA provides for an independent monitor to review and assess policies and procedures relating to Toyota’s safety communications process, its process for sharing vehicle accident information internally and its process for preparing and sharing certain technical reports.

In 2010, there was a recall related to the software program that controls the antilock braking system in certain models, including the Prius, which led to putative class action lawsuits on behalf of owners of recalled vehicles and owners of vehicles which were not recalled. The United States District Court for the Central District of California denied the plaintiffs’ motions for class certification and granted summary judgment in Toyota’s favor denying the plaintiffs’ claims related to both the recalled vehicles and the non-recalled vehicles. Proceedings involving the recalled vehicles have concluded; the appeals of the granting of summary judgment and the denial of class certification of the claims for the non-recalled vehicles are still pending.

Personal injury and wrongful death claims involving allegations of unintended acceleration are pending in several consolidated proceedings in federal and state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP process to plaintiffs in other consolidated actions and in individual cases, as well.

Toyota has been named as a defendant in 33 economic loss class action lawsuits, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. These lawsuits are at an early stage.

Toyota has received a request for information from the SDNY related to statements concerning one or more reported injuries sustained in Toyota vehicles following deployments of Takata airbags. Toyota is cooperating with the request.

Toyota self-reported a process gap in fulfilling certain emissions defect information reporting requirements with the U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board, including updates on its repair completion rates for recalled emissions components and certain other reports concerning emissions related defects. Toyota is involved in discussions with these agencies. The SDNY and EPA have requested certain follow-up information regarding this reporting issue, and Toyota is cooperating with the request.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from-time-to-time.

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

4.C ORGANIZATIONAL STRUCTURE

As of March 31, 2016, Toyota Motor Corporation had 257 Japanese subsidiaries and 291 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership interest and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
Toyota Financial Services Corporation	Japan	100.00	100.00
Hino Motors, Ltd.	Japan	50.21	50.35
Toyota Motor Kyushu, Inc.	Japan	100.00	100.00
Daihatsu Motor Co., Ltd.	Japan	51.33	51.50
Toyota Finance Corporation	Japan	100.00	100.00
Toyota Auto Body Co., Ltd.	Japan	100.00	100.00
Toyota Motor East Japan, Inc.	Japan	100.00	100.00
Toyota Motor Engineering & Manufacturing North America, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00	100.00
Toyota Motor North America, Inc.	United States	100.00	100.00
Toyota Motor Credit Corporation	United States	100.00	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Texas, Inc.	United States	100.00	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Mississippi, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, West Virginia, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing Canada Inc.	Canada	100.00	100.00
Toyota Credit Canada Inc.	Canada	100.00	100.00
Toyota Canada Inc.	Canada	51.00	51.00
Toyota Motor Europe NV/SA	Belgium	100.00	100.00
Toyota Motor Manufacturing France S.A.S.	France	100.00	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00	100.00
Toyota Motor Manufacturing (UK) Ltd.	United Kingdom	100.00	100.00
Toyota Financial Services (UK) PLC	United Kingdom	100.00	100.00
Toyota (GB) PLC	United Kingdom	100.00	100.00
OOO “TOYOTA MOTOR”	Russia	100.00	100.00
Toyota Motor (China) Investment Co., Ltd.	China	100.00	100.00
Toyota Motor Finance (China) Co., Ltd.	China	100.00	100.00
P.T. Toyota Motor Manufacturing Indonesia	Indonesia	95.00	95.00
Toyota Motor Asia Pacific Pte Ltd.	Singapore	100.00	100.00
Kuozui Motors, Ltd.	Taiwan	70.00	70.00
Toyota Leasing (Thailand) Co., Ltd.	Thailand	86.84	86.84
Toyota Motor Thailand Co., Ltd.	Thailand	86.43	86.43
Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Thailand	100.00	100.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00	100.00
Toyota Finance Australia Ltd.	Australia	100.00	100.00
Toyota Argentina S.A.	Argentina	100.00	100.00
Toyota do Brasil Ltda.	Brazil	100.00	100.00
Toyota South Africa Motors (Pty) Ltd.	South Africa	100.00	100.00

4.D PROPERTY, PLANTS AND EQUIPMENT

As of March 31, 2016, Toyota and its affiliated companies produced automobiles and related components through more than 50 overseas manufacturing organizations in 28 countries and regions besides Japan. The facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Thailand, China, Taiwan, India, Indonesia, South Africa, Australia, Argentina and Brazil.

In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities and research and development facilities.

The following table sets forth information, as of March 31, 2016, with respect to Toyota’s principal facilities and organizations, all of which are owned by Toyota Motor Corporation or its subsidiaries. However, small portions, all under approximately 20%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Land Area (thousand square meters)	Number of Employees	Principal Products or Functions
Japan (Toyota Motor Corporation)
Tahara Plant	Tahara City, Aichi Pref.	4,029	6,756	Automobiles
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref.	2,041	3,082	Research and Development
Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	1,930	23,954	Research and Development
Motomachi Plant	Toyota City, Aichi Pref.	1,593	7,352	Automobiles
Takaoka Plant	Toyota City, Aichi Pref.	1,312	3,989	Automobiles
Tsutsumi Plant	Toyota City, Aichi Pref.	937	5,467	Automobiles
Kamigo Plant	Toyota City, Aichi Pref.	868	2,790	Automobile parts
Kinu-ura Plant	Hekinan City, Aichi Pref.	836	2,854	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	551	1,967	Automobile parts
Nagoya Office	Nagoya City, Aichi Pref.	3	2,207	Office

Japan (Subsidiaries)

Daihatsu Motor Co., Ltd.	Ikeda City, Osaka, etc.	7,893	11,154	Automobiles
Hino Motors, Ltd.	Hino City, Tokyo, etc.	6,044	12,253	Automobiles
Toyota Auto Body Co., Ltd.	Kariya City, Aichi Pref., etc.	2,256	11,158	Automobiles
Toyota Motor East Japan, Inc.	Kurokawa-gun, Miyagi Pref., etc.	2,582	7,193	Automobiles
Toyota Motor Kyushu, Inc.	Miyawaka City, Fukuoka Pref., etc.	1,940	7,385	Automobiles

Outside Japan (Subsidiaries)

Toyota Motor Thailand Co., Ltd.	Samutprakan, Thailand	4,414	10,203	Automobiles
Toyota Motor Manufacturing Canada, Inc.	Ontario, Canada	4,756	7,031	Automobiles
Toyota Motor Sales, U.S.A., Inc.	California, U.S.A.	3,755	6,567	Sales facilities
P.T. Toyota Motor Manufacturing, Indonesia	Jakarta, Indonesia	2,801	5,479	Automobiles
Toyota Motor Manufacturing, Kentucky, Inc.	Kentucky, U.S.A.	5,161	7,507	Automobiles

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

As of March 31, 2016, property, plant and equipment having a net book value of approximately ¥335.3 billion was pledged as collateral securing indebtedness incurred by Toyota Motor Corporation’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.

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

Overview

The business segments of Toyota include automotive operations, financial services operations and all other operations. Automotive operations are Toyota’s most significant business segment, accounting for 89% of Toyota’s total revenues before the elimination of intersegment revenues for fiscal 2016. Toyota’s primary markets based on vehicle unit sales for fiscal 2016 were: Japan (24%), North America (33%), Europe (10%) and Asia (15%).

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

During fiscal 2016, although markets have progressed in a steady manner, especially in the U.S., markets in some emerging countries have become stagnant, and the Japanese market has slowed down mainly in the sales of mini-vehicles due to the tax increase. Meanwhile, the development of automated driving technology, as well as efforts toward improvement in environmental friendliness and safety, has made significant progress.

The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market based on location of customers for the past three fiscal years.

	Thousands of units
	Year Ended March 31,
	2014	2015	2016
Japan	2,365	2,154	2,059
North America	2,529	2,715	2,839
Europe	844	859	844
Asia	1,609	1,489	1,345
Other*	1,769	1,755	1,594

Overseas total	6,751	6,818	6,622

Total	9,116	8,972	8,681

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

In each of fiscal 2015 and fiscal 2016, during which the market in Japan experienced downturns, Toyota’s consolidated vehicle unit sales in Japan decreased compared to the previous fiscal year. Through the efforts of dealers nationwide, for fiscal 2015 and fiscal 2016, the Toyota and Lexus brands’ market share excluding mini-vehicles was 46.0% and 46.8%, and the market share (including Daihatsu and Hino brands) including mini-vehicles was 41.8% and 43.2%, each remaining at a high level, as was the case in fiscal 2014. Overseas consolidated vehicle unit sales increased as a whole during fiscal 2015, due to increased sales in North America and Europe, while vehicle unit sales decreased as a whole during fiscal 2016, due mainly to decreases in Asia and the Middle East, despite an increase in North America.

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

Many governments also impose local content requirements, impose tariffs and other trade barriers, and enact price or exchange controls that can limit an automaker’s operations and can make the repatriation of profits unpredictable. Changes in these laws, regulations, policies and other governmental actions may affect the production, licensing, distribution or sale of Toyota’s products, cost of products or applicable tax rates. From time-to-time when potential safety problems arise, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. In 2010, Toyota announced a recall related to the software program that controls the antilock braking system in certain models including the Prius. The recalls and other safety measures described above have led to a number of claims and lawsuits against Toyota. For a more detailed description of these claims and lawsuits, see “Information on the Company — Business Overview — Legal Proceedings” and note 24 to the consolidated financial statements.

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

Toyota’s total finance receivables decreased during fiscal 2016 mainly due to the unfavorable impact of fluctuations in foreign currency translation rates. Also, vehicles and equipment on operating leases, net increased during fiscal 2016 mainly due to an increase in the number of operating leases in financial services subsidiaries in North America.

The following table provides information regarding Toyota’s finance receivables and operating leases in the past two fiscal years.

	Yen in millions
	March 31,
	2015	2016
Finance Receivables
Retail	12,015,844	11,156,798
Finance leases	1,158,361	1,144,312
Wholesale and other dealer loans	3,124,079	2,994,171

	16,298,284	15,295,281
Deferred origination costs	179,905	169,467
Unearned income	(837,124)	(754,836)
Allowance for credit losses
Retail	(109,316)	(98,853)
Finance leases	(29,303)	(24,600)
Wholesale and other dealer loans	(30,053)	(30,828)

	(168,672)	(154,281)

Total finance receivables, net	15,472,393	14,555,631
Less – Current portion	(6,269,862)	(5,912,684)

Noncurrent finance receivables, net	9,202,531	8,642,947

Operating Leases
Vehicles	5,169,524	5,778,463
Equipment	163,195	12,836
Less – Deferred income and other	(132,733)	(138,677)

	5,199,986	5,652,622
Less – Accumulated depreciation	(1,080,936)	(1,133,785)
Less – Allowance for credit losses	(9,366)	(13,049)

Vehicles and equipment on operating leases, net	4,109,684	4,505,788

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

Toyota enters into interest rate swap agreements and cross currency interest rate swap agreements to convert its fixed-rate debt to variable-rate functional currency debt. A portion of the derivative instruments are entered into to hedge interest rate risk from an economic perspective and are not designated as a hedge of specific assets or liabilities on Toyota’s consolidated balance sheet and accordingly, unrealized gains or losses related to derivatives that are not designated as a hedge are recognized currently in operations. See discussion in “Critical Accounting Estimates — Derivatives and Other Contracts at Fair Value” and “Quantitative and Qualitative Disclosures about Market Risk” and notes 21 and 27 to the consolidated financial statements.

The fluctuations in funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs decreased during fiscal 2015 and 2016, mainly as a result of lower interest rates.

Toyota launched its credit card business in Japan in April 2001. As of March 31, 2015, Toyota had 13.5 million cardholders, an increase of 0.8 million cardholders compared with March 31, 2014. As of March 31, 2016, Toyota had 14.3 million cardholders, an increase of 0.8 million cardholders compared with March 31, 2015. Credit card receivables as of March 31, 2015 was ¥380.9 billion nearly equal to March 31, 2014, and that as of March 31, 2016 increased by ¥2.7 billion from March 31, 2015 to ¥383.6 billion.

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

Currency Fluctuations

Toyota is affected by fluctuations in foreign currency exchange rates. Toyota is exposed to fluctuations in the value of the Japanese yen against the U.S. dollar and the euro as well as the Australian dollar, the Russian ruble, the Canadian dollar, the British pound, and others. Toyota’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk.

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

Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles. In calendar 2014 and 2015, Toyota produced 76.5% and 75.1%, respectively, of its non-domestic sales outside Japan. In North America, 74.4% and 72.2% of vehicles sold in calendar 2014 and 2015, respectively, were produced locally. In Europe, 73.7% and 76.3% of vehicles sold in calendar 2014 and 2015, respectively, were produced locally. Localizing production enables Toyota to locally purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.

Toyota also enters into foreign currency transactions and other hedging instruments to address a portion of its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations, which in some years can be significant. See notes 21 and 27 to the consolidated financial statements for additional information.

Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income attributable to Toyota Motor Corporation. A strengthening of the Japanese yen against other currencies has the opposite effect. In each of fiscal 2015 and 2016, the Japanese yen was on average weaker against the U.S. dollar in comparison to the previous fiscal year. The Japanese yen was at the end of fiscal 2015 weaker against the U.S. dollar in comparison to the end of fiscal 2014, but was at the end of fiscal 2016 stronger against the U.S. dollar in comparison to the end of fiscal 2015. In fiscal 2015, the Japanese yen was on average weaker against the euro in comparison to fiscal 2014, but in fiscal 2016, was on average stronger against the euro in comparison to fiscal 2015. At the end of each of fiscal 2015 and 2016, the Japanese yen was stronger against the euro in comparison to the end of the previous fiscal year. See further discussion in “Quantitative and Qualitative Disclosures about Market Risk — Market Risk Disclosures — Foreign Currency Exchange Rate Risk”.

During fiscal 2015 and 2016, the average exchange rate of the Japanese yen against the U.S. dollar and the euro compared to the previous fiscal year fluctuated as described above. The operating results excluding the impact of currency fluctuations described in “Results of Operations — Fiscal 2016 Compared with Fiscal 2015” and “Results of Operations — Fiscal 2015 Compared with Fiscal 2014” show results of net revenues obtained by applying the Japanese yen’s average exchange rate in the previous fiscal year to the local currency-denominated net revenues for fiscal 2015 and 2016, respectively, as if the value of the Japanese yen had remained constant for the comparable periods. Results excluding the impact of currency fluctuations year-on-year are not on the same basis as Toyota’s consolidated financial statements and do not conform with U.S. GAAP. Furthermore, Toyota does not believe that these measures are a substitute for U.S. GAAP measures. However, Toyota believes that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

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

	Yen in millions
	Year ended March 31,
	2014	2015	2016
Japan	8,532,875	8,338,881	8,588,437
North America	7,938,615	9,430,450	10,822,772
Europe	2,614,070	2,690,803	2,507,292
Asia	4,475,382	4,531,178	4,475,623
Other*	2,130,969	2,243,209	2,008,994

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Results of Operations — Fiscal 2016 Compared with Fiscal 2015

	Yen in millions
	Year ended March 31,		2016 v. 2015 Change
	2015	2016	Amount	Percentage
Net revenues:
Japan	14,403,867	14,759,488	355,621	2.5%
North America	9,677,596	11,051,970	1,374,374	14.2
Europe	2,848,294	2,661,331	(186,963)	(6.6)
Asia	4,981,240	5,003,859	22,619	0.5
Other*	2,449,238	2,210,214	(239,024)	(9.8)
Intersegment elimination/unallocated amount	(7,125,714)	(7,283,744)	(158,030)	—

Total	27,234,521	28,403,118	1,168,597	4.3
Operating income:
Japan	1,571,476	1,677,522	106,046	6.7
North America	584,519	528,819	(55,700)	(9.5)
Europe	81,118	72,416	(8,702)	(10.7)
Asia	421,782	449,189	27,407	6.5
Other*	111,509	108,909	(2,600)	(2.3)
Intersegment elimination/unallocated amount	(19,840)	17,116	36,956	—

Total	2,750,564	2,853,971	103,407	3.8
Operating margin	10.1%	10.0%	(0.1)%
Income before income taxes and equity in earnings of affiliated companies	2,892,828	2,983,381	90,553	3.1
Net margin from income before income taxes and equity in earnings of affiliated companies	10.6%	10.5%	(0.1)%
Equity in earnings of affiliated companies	308,545	329,099	20,554	6.7
Net income attributable to Toyota Motor Corporation	2,173,338	2,312,694	139,356	6.4
Net margin attributable to Toyota Motor Corporation	8.0%	8.1%	0.1%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Net Revenues

Toyota had net revenues for fiscal 2016 of ¥28,403.1 billion, an increase of ¥1,168.5 billion, or 4.3%, compared with the prior fiscal year. This increase mainly reflected the favorable impact of fluctuations in foreign currency translation rates of ¥386.4 billion and changes in vehicle unit sales and sales mix of ¥330.0 billion. Excluding the impact of changes in the Japanese yen values used for translation purposes of ¥386.4 billion, net revenues would have been ¥28,016.6 billion during fiscal 2016, a 2.9% increase compared with the prior fiscal year. The North America automotive market increased by 6.2% in calendar 2015 compared with the prior calendar year due to the market in the U.S. progressing in a steady manner. However, Toyota’s consolidated vehicle unit sales decreased in Japan due mainly to the slowdown of the mini-vehicles market, in Asia due mainly to the heating up of the competitive climate as well as a market downturn, and in the Middle East, Africa and Central and South America due mainly to the fall in demand resulting from the low price of crude oil and currency weakness. Under these automotive market conditions, Toyota’s consolidated vehicle unit sales decreased by 3.2% compared with the prior fiscal year to 8,681 thousand vehicles.

The table below shows Toyota’s net revenues from external customers by product category and by business.

	Yen in millions
	Year ended March 31,		2016 v. 2015 Change
	2015	2016	Amount	Percentage
Vehicles	21,557,684	22,267,136	709,452	3.3%
Parts and components for overseas production	402,864	493,499	90,635	22.5
Parts and components for after service	1,921,764	2,042,623	120,859	6.3
Other	1,123,912	1,120,555	(3,357)	(0.3)

Total Automotive	25,006,224	25,923,813	917,589	3.7
All Other	606,612	625,298	18,686	3.1

Total sales of products	25,612,836	26,549,111	936,275	3.7
Financial services	1,621,685	1,854,007	232,322	14.3

Total	27,234,521	28,403,118	1,168,597	4.3%

Toyota’s net revenues include net revenues from sales of products, consisting of net revenues from automotive operations and all other operations, which increased by 3.7% during fiscal 2016 compared with the prior fiscal year to ¥26,549.1 billion, and net revenues from financial services operations which increased by 14.3% during fiscal 2016 compared with the prior fiscal year to ¥1,854.0 billion. Excluding the impact of changes in the Japanese yen values used for translation purposes of ¥311.9 billion, net revenues from sales of products would have been ¥26,237.1 billion during fiscal 2016, a 2.4% increase compared with the prior fiscal year. The increase in net revenues from sales of products is mainly due to changes in vehicle unit sales and sales mix. Excluding the impact of changes in the Japanese yen values used for translation purposes of ¥74.5 billion, net revenues from financial services operations would have been ¥1,779.4 billion during fiscal 2016, a 9.7% increase compared with the prior fiscal year.

The following table shows the number of financing contracts by geographic region at the end of fiscal 2016 and 2015, respectively.

	Number of financing contracts in thousands
	Year ended March 31,		2016 v. 2015 Change
	2015	2016	Amount	Percentage
Japan	1,873	1,961	88	4.7%
North America	5,046	5,252	206	4.1
Europe	910	954	44	4.8
Asia	1,382	1,531	149	10.8
Other*	741	767	26	3.4

Total	9,952	10,465	513	5.2%

*	“Other” consists of Central and South America, Oceania and Africa.

Geographically, net revenues (before the elimination of intersegment revenues) for fiscal 2016 increased by 2.5% in Japan, 14.2% in North America, and 0.5% in Asia, whereas net revenues decreased by 6.6% in Europe, and 9.8% in Other compared with the prior fiscal year. Excluding the impact of changes in the Japanese yen values used for translation purposes of ¥386.4 billion, net revenues in fiscal 2016 would have increased by 2.5% in Japan, 5.6% in North America, 2.8% in Europe and 3.3% in Other, and would have decreased by 2.6% in Asia compared with the prior fiscal year.

The following is a discussion of net revenues in each geographic market (before the elimination of intersegment revenues).

Japan

	Thousands of units
	Year ended March 31,		2016 v. 2015 Change
	2015	2016	Amount	Percentage
Toyota’s consolidated vehicle unit sales*	3,938	3,818	(120)	(3.0)%
* including number of exported vehicle unit sales

	Yen in millions
	Year ended March 31,		2016 v. 2015 Change
	2015	2016	Amount	Percentage
Net revenues:
Sales of products	14,283,195	14,638,709	355,514	2.5%
Financial services	120,672	120,779	107	0.1

Total	14,403,867	14,759,488	355,621	2.5%

Net revenues in Japan increased due primarily to the effect of changes in exchange rates related to export transactions, despite Toyota’s domestic and exported vehicle unit sales decreasing by 120 thousand vehicles compared with the prior fiscal year. For fiscal 2015 and 2016, exported vehicle unit sales were 1,784 thousand units and 1,759 thousand units, respectively.

North America

	Thousands of units
	Year ended March 31,		2016 v. 2015 Change
	2015	2016	Amount	Percentage
Toyota’s consolidated vehicle unit sales	2,715	2,839	124	4.6%

	Yen in millions
	Year ended March 31,		2016 v. 2015 Change
	2015	2016	Amount	Percentage
Net revenues:
Sales of products	8,601,879	9,741,529	1,139,650	13.2%
Financial services	1,075,717	1,310,441	234,724	21.8

Total	9,677,596	11,051,970	1,374,374	14.2%

Net revenues in North America increased due primarily to the 124 thousand vehicles increase in vehicle unit sales compared with the prior fiscal year. The vehicle unit sales increased due mainly to the market progressing in a steady manner and strong sales of the RAV4, NX and other car models.

Europe

	Thousands of units
	Year ended March 31,		2016 v. 2015 Change
	2015	2016	Amount	Percentage
Toyota’s consolidated vehicle unit sales	859	844	(15)	(1.7)%

	Yen in millions
	Year ended March 31,		2016 v. 2015 Change
	2015	2016	Amount	Percentage
Net revenues:
Sales of products	2,750,164	2,562,788	(187,376)	(6.8)%
Financial services	98,130	98,543	413	0.4

Total	2,848,294	2,661,331	(186,963)	(6.6)%

Net revenues in Europe decreased due primarily to the 15 thousand vehicles decrease in vehicle unit sales compared with the prior fiscal year. The vehicle unit sales decreased due mainly to decreased sales in Russia, despite the strong sales in Western Europe, especially in France and Spain.

Asia

	Thousands of units
	Year ended March 31,		2016 v. 2015 Change
	2015	2016	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,489	1,345	(144)	(9.7)%

	Yen in millions
	Year ended March 31,		2016 v. 2015 Change
	2015	2016	Amount	Percentage
Net revenues:
Sales of products	4,833,952	4,850,563	16,611	0.3%
Financial services	147,288	153,296	6,008	4.1

Total	4,981,240	5,003,859	22,619	0.5%

Net revenues in Asia increased due primarily to the favorable impact of fluctuations in foreign currency translation rates despite the vehicle unit sales decreasing by 144 thousand compared with the prior fiscal year. The decrease in vehicle unit sales was due mainly to decreased sales in Indonesia and Thailand, which in turn was attributable mainly to the downturn of the market and intensifying competitive market conditions.

Other

	Thousands of units
	Year ended March 31,		2016 v. 2015 Change
	2015	2016	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,755	1,594	(161)	(9.2)%

	Yen in millions
	Year ended March 31,		2016 v. 2015 Change
	2015	2016	Amount	Percentage
Net revenues:
Sales of products	2,255,122	2,023,206	(231,917)	(10.3)%
Financial services	194,115	187,008	(7,107)	(3.7)

Total	2,449,238	2,210,214	(239,024)	(9.8)%

Net revenues in Other decreased due primarily to the 161 thousand vehicles decrease in vehicle unit sales compared with the prior fiscal year. The decrease in vehicle unit sales was due mainly to decreased sales in the Middle East, Africa and Central and South America.

Operating Costs and Expenses

	Yen in millions
	Year ended March 31,		2016 v. 2015 Change
	2015	2016	Amount	Percentage
Operating costs and expenses
Cost of products sold	20,916,362	21,456,086	539,724	2.6%
Cost of financing operations	925,314	1,149,379	224,065	24.2
Selling, general and administrative	2,642,281	2,943,682	301,401	11.4

Total	24,483,957	25,549,147	1,065,190	4.4%

Yen in millions
2016 v. 2015 Change
Changes in operating costs and expenses:
Effect of changes in vehicle unit sales and sales mix	510,000
Effect of fluctuation in foreign currency translation rates	350,700
Effect of increase of cost of financing operations	161,000
Effect of cost reduction efforts	(390,000)
Effect of increase of miscellaneous costs and others	433,490

Total	1,065,190

Operating costs and expenses increased by ¥1,065.1 billion, or 4.4%, to ¥25,549.1 billion during fiscal 2016 compared with the prior fiscal year. This increase resulted from the ¥510.0 billion impact of changes in vehicle unit sales and sales mix, ¥350.7 billion unfavorable impact of fluctuations in foreign currency translation rates, ¥161.0 billion increase in cost of financing operations (excluding the effect of fluctuation in foreign currency translation rates) and the ¥433.4 billion increase of miscellaneous costs and others, partially offset by the ¥390.0 billion impact of cost reduction efforts.

The increase in miscellaneous costs and others was due mainly to the ¥110.0 billion increase in labor costs, the ¥50.0 billion increase in research and development expenses, the ¥50.0 billion increase in depreciation expenses and the ¥130.0 billion increase in other various costs, partially offset by the ¥62.8 billion decrease in product quality related expenses.

The decrease in product quality related expenses was due mainly to the effect of the strengthening of the Japanese yen against other currencies at the end of fiscal 2016 in comparison to the prior fiscal year end, primarily concerning the translation of liabilities denominated in foreign currencies. See note 13 to the consolidated financial statements for further discussion.

During fiscal 2016 and beyond, Toyota announced recalls and other safety measures including the following:

In October 2015, Toyota announced in Japan and other regions recalls on certain Toyota vehicles in relation to the power window master switch. In November 2015, Toyota announced in Japan and other regions recalls on certain Toyota vehicles in relation to the clutch piston in the continuously variable transmission. In May, June, August, September and November 2015 and in March, May and June 2016, Toyota announced in Japan and other regions recalls on certain Toyota and Lexus vehicles in relation to the driver/front passenger airbag inflator.

Cost Reduction Efforts

During fiscal 2016, continued cost reduction efforts together with suppliers contributed to a reduction of operating costs and expenses by ¥390.0 billion. This was due to ¥340.0 billion in cost reduction efforts concerning design related costs due mainly to ongoing value engineering activities, and ¥50.0 billion in cost reduction efforts at plants and logistics departments.

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

Cost of Products Sold

Cost of products sold increased by ¥539.7 billion, or 2.6%, to ¥21,456.0 billion during fiscal 2016 compared with the prior fiscal year. The increase resulted mainly from the ¥450.0 billion impact of changes in vehicle unit sales and sales mix, the ¥252.2 billion unfavorable impact of fluctuations in foreign currency translation rates, the ¥60.0 billion increase in labor costs and the ¥50.0 billion increase in research and development expenses, partially offset by the ¥390.0 billion impact of cost reduction efforts.

Cost of Financing Operations

Cost of financing operations increased by ¥224.0 billion, or 24.2%, to ¥1,149.3 billion during fiscal 2016 compared with the prior fiscal year. The increase resulted mainly from the increase in depreciation expenses, which was mostly attributable to an increase in operating leases.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥301.4 billion, or 11.4%, to ¥2,943.6 billion during fiscal 2016 compared with the prior fiscal year. This increase mainly reflected the ¥60.0 billion impact of changes in vehicle unit sales and sales mix, the ¥53.8 billion increase in advertising costs, the ¥50.0 billion increase in labor costs, the ¥35.4 billion unfavorable impact of fluctuations in foreign currency translation rates and the increase in other various costs.

Operating Income

Yen in millions
2016 v. 2015 Change
Changes in operating income and loss:
Effect of cost reduction efforts	390,000
Effect of changes in exchange rates	160,000
Effect of marketing activities	(120,000)
Effect of increase of miscellaneous costs and others	(340,000)
Other	13,407

Total	103,407

Toyota’s operating income increased by ¥103.4 billion, or 3.8%, to ¥2,853.9 billion during fiscal 2016 compared with the prior fiscal year. This increase was due mainly to the ¥390.0 billion impact of cost reduction efforts and the ¥160.0 billion favorable impact of changes in foreign currency exchange rates, partially offset by the ¥120.0 billion impact of marketing activities, and the ¥340.0 billion increase in miscellaneous costs and others. The increase in miscellaneous costs and others was due to the ¥110.0 billion increase in labor costs, the ¥50.0 billion increase in research and development expenses, the ¥50.0 billion increase in depreciation expenses and the ¥130.0 billion increase in other various costs.

Marketing activities and marketing efforts include changes in vehicle unit sales and sales mix, sales expenses and other.

During fiscal 2016, operating income (before elimination of intersegment profits) compared with the prior fiscal year increased by ¥106.0 billion, or 6.7%, in Japan, and ¥27.4 billion, or 6.5%, in Asia, whereas it decreased by ¥55.7 billion, or 9.5%, in North America, ¥8.7 billion, or 10.7%, in Europe, and ¥2.6 billion, or 2.3%, in Other.

The following is a description of operating income in each geographic market.

Japan

Yen in millions
2016 v. 2015 Change
Changes in operating income and loss:
Effect of cost reduction efforts	275,000
Effect of changes in exchange rates	270,000
Effect of marketing activities	(190,000)
Effect of increase of miscellaneous costs and others	(255,000)
Other	6,046

Total	106,046

North America

Yen in millions
2016 v. 2015 Change
Changes in operating income and loss:
Effect of cost reduction efforts	75,000
Effect of changes in exchange rates	(65,000)
Effect of marketing efforts	5,000
Effect of increase of miscellaneous costs and others	(75,000)
Other	4,300

Total	(55,700)

Europe

Yen in millions
2016 v. 2015 Change
Changes in operating income and loss:
Effect of cost reduction efforts	15,000
Effect of changes in exchange rates	(30,000)
Effect of marketing efforts	25,000
Effect of increase of miscellaneous costs and others	(5,000)
Other	(13,702)

Total	(8,702)

Asia

Yen in millions
2016 v. 2015 Change
Changes in operating income and loss:
Effect of cost reduction efforts	20,000
Effect of changes in exchange rates	30,000
Effect of marketing activities	(5,000)
Effect of increase of miscellaneous costs and others	(35,000)
Other	17,407

Total	27,407

Other

Yen in millions
2016 v. 2015 Change
Changes in operating income and loss:
Effect of cost reduction efforts	5,000
Effect of changes in exchange rates	(45,000)
Effect of marketing efforts	45,000
Effect of increase of miscellaneous costs and others	(5,000)
Other	(2,600)

Total	(2,600)

Other Income and Expenses

Interest and dividend income increased by ¥10.7 billion, or 7.3%, to ¥157.8 billion during fiscal 2016 compared with the prior fiscal year.

Interest expense increased by ¥12.5 billion, or 54.8%, to ¥35.4 billion during fiscal 2016 compared with the prior fiscal year.

Foreign exchange gain (loss), net decreased by ¥93.7 billion to a loss of ¥5.5 billion during fiscal 2016 compared with the prior fiscal year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated assets and liabilities recognized through transactions in foreign currencies translated at prevailing exchange rates and the value at the date the transaction settled during the fiscal year, including those settled using forward foreign currency exchange contracts, or the value translated by appropriate year-end exchange rates. The ¥93.7 billion decrease in foreign exchange gain (loss), net was due mainly to the gains recorded in fiscal 2015 resulting from the Japanese yen being weaker against foreign currencies at the dates of settlement of the foreign currency trade accounts receivable than at the dates of the transactions.

Other income, net increased by ¥82.6 billion to ¥12.5 billion during fiscal 2016 compared with the prior fiscal year. The increase was due mainly to the effect of the reissuance of treasury stock for Toyota Mobility Foundation, a General Incorporated Foundation, being recorded in the prior fiscal year. See note 17 to the consolidated financial statements for further discussion.

Income Taxes

The provision for income taxes decreased by ¥15.2 billion, or 1.7%, to ¥878.2 billion during fiscal 2016 compared with the prior fiscal year due mainly to the reduction of the corporation tax rate resulting from fiscal

2015 Japanese tax reforms. The effective tax rate for fiscal 2016 was 29.4%, which was lower than the statutory tax rate in Japan. This was due mainly to the increase in tax credits and the effect of foreign subsidiaries where statutory tax rates are lower than that of Japan.

Net Income Attributable to Noncontrolling Interests and Equity in Earnings of Affiliated Companies

Net income attributable to noncontrolling interests decreased by ¥13.0 billion, or 9.7%, to ¥121.5 billion during fiscal 2016 compared with the prior fiscal year. This was due mainly to a decrease during fiscal 2016 in net income attributable to the shareholders of consolidated subsidiaries.

Equity in earnings of affiliated companies during fiscal 2016 increased by ¥20.5 billion, or 6.7%, to ¥329.0 billion compared with the prior fiscal year. This increase was due mainly to an increase during fiscal 2016 in net income attributable to the shareholders of affiliated companies accounted for by the equity method.

Net Income Attributable to Toyota Motor Corporation

Net income attributable to the shareholders of Toyota Motor Corporation increased by ¥139.3 billion, or 6.4%, to ¥2,312.6 billion during fiscal 2016 compared with the prior fiscal year.

Net income attributable to common shareholders during fiscal 2016 is ¥2,306.6 billion, which is derived by deducting dividends and accretion to Model AA Class Shares of ¥6.0 billion from net income attributable to Toyota Motor Corporation.

Other Comprehensive Income and Loss

Other comprehensive income and loss decreased by ¥1,816.1 billion to a loss of ¥866.7 billion for fiscal 2016 compared with the prior fiscal year. This decrease resulted from unrealized holding losses on securities in fiscal 2016 of ¥302.6 billion compared with gains of ¥567.0 billion in the prior fiscal year due mainly to a decrease in prices of marketable securities in stock exchange markets in Japan, from unfavorable foreign currency translation adjustment losses of ¥362.9 billion in fiscal 2016 compared with gains of ¥380.4 billion in the prior fiscal year due mainly to appreciation of the yen against the U.S. dollar, and from pension liability adjustment losses in fiscal 2016 of ¥201.1 billion compared with gains of ¥1.9 billion in the prior fiscal year due mainly to an increase in pension obligations resulting from decreasing discount rates in Japan and a decrease in fair value of plan assets.

Segment Information

The following is a discussion of the results of operations for each of Toyota’s operating segments. The amounts presented are prior to intersegment elimination.

	Yen in millions
	Year ended March 31,		2016 v. 2015 Change
	2015	2016	Amount	Percentage
Automotive:
Net revenues	25,062,129	25,977,416	915,287	3.7%
Operating income	2,325,310	2,448,998	123,688	5.3%
Financial Services:
Net revenues	1,661,149	1,896,224	235,075	14.2%
Operating income	361,833	339,226	(22,607)	(6.2%)
All Other:
Net revenues	1,255,791	1,177,387	(78,404)	(6.2%)
Operating income	65,650	66,507	857	1.3%
Intersegment elimination/unallocated amount:
Net revenues	(744,548)	(647,909)	96,639	—
Operating income	(2,229)	(760)	1,469	—

Automotive Operations Segment

The automotive operations segment is Toyota’s largest operating segment by net revenues. Net revenues for the automotive segment increased during fiscal 2016 by ¥915.2 billion, or 3.7%, to ¥25,977.4 billion compared with the prior fiscal year. The increase mainly reflects the ¥330.0 billion favorable impact of changes in vehicle unit sales and sales mix and the ¥307.5 billion favorable impact of fluctuations in foreign currency translation rates.

Operating income from the automotive operations increased by ¥123.6 billion, or 5.3%, to ¥2,448.9 billion during fiscal 2016 compared with the prior fiscal year. This increase in operating income was due mainly to the ¥390.0 billion impact of cost reduction efforts and the ¥160.0 billion favorable impact of changes in foreign currency exchange rates, partially offset by the ¥110.0 billion impact of marketing activities and the ¥340.0 billion increase in miscellaneous costs and others.

The impact of marketing activities was due primarily to the decrease in Toyota’s vehicle unit sales by 291 thousand vehicles compared with the prior fiscal year. The vehicle unit sales decreased due mainly to the slowdown of the mini-vehicles market in Japan, the heating up of the competitive climate, as well as the market downturn, in Asia, the fall in demand resulting from the low price of crude oil and currency weakness in the Middle East, Africa, and Central and South America despite the increase in sales in the steady North American market. The increase in miscellaneous costs and others was due mainly to the ¥110.0 billion increase in labor costs, the ¥50.0 billion increase in research and development expenses, the ¥50.0 billion increase in depreciation expenses and the ¥110.0 billion increase in other various costs.

Financial Services Operations Segment

Net revenues for the financial services operations increased during fiscal 2016 by ¥235.0 billion, or 14.2%, to ¥1,896.2 billion compared with the prior fiscal year. This increase was primarily due to the ¥74.8 billion favorable impact of fluctuations in foreign currency translation rates.

Operating income from financial services operations decreased by ¥22.6 billion, or 6.2%, to ¥339.2 billion during fiscal 2016 compared with the prior fiscal year. This decrease was due primarily to a ¥19.7 billion worsening overall of valuation gains or losses on interest rate swaps stated at fair value, mainly in North America.

All Other Operations Segment

Net revenues for Toyota’s other operations segments decreased by ¥78.4 billion, or 6.2%, to ¥1,177.3 billion during fiscal 2016 compared with the prior fiscal year.

Operating income from Toyota’s other operations segments increased by ¥0.8 billion, or 1.3%, to ¥66.5 billion during fiscal 2016 compared with the prior fiscal year.

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

Net Revenues

Toyota had net revenues for fiscal 2015 of ¥27,234.5 billion, an increase of ¥1,542.6 billion, or 6.0%, compared with the prior fiscal year. This increase mainly reflected the favorable impact of fluctuations in foreign currency translation rates of ¥962.2 billion and changes in vehicle unit sales and sales mix of ¥360.0 billion. Excluding the impact of changes in the Japanese yen values used for translation purposes of ¥962.2 billion, net revenues would have been ¥26,272.2 billion during fiscal 2015, a 2.3% increase compared with the prior fiscal year. The North America automotive market in calendar year 2014 increased by 5.8% compared with the prior calendar year due to the market in the U.S. progressing in a steady manner. However the Japanese automotive market in fiscal 2015 decreased by 8.9% compared with the prior fiscal year due to the market downturn resulting from the consumption tax increase. Under these automotive market conditions, Toyota’s consolidated vehicle unit sales decreased by 1.6% compared with the prior fiscal year to 8,972 thousand vehicles.

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

The decrease in other was due mainly to the ¥125.0 billion payment to the U.S. government based on the agreement with the U.S. Attorney’s Office for the Southern District of New York to resolve its investigation and the ¥83.0 billion costs related to ending the vehicle and engine production in Australia, both being recorded in the prior fiscal year, partially offset by the ¥140.0 billion increase in product quality related expenses and the ¥100.0 billion increase in research and development expenses as compared to the prior fiscal year. See note 24 to the consolidated financial statements for further discussion on the payment to the U.S. government based on the agreement with the U.S. Attorney’s Office for the Southern District of New York to resolve its investigation, and see note 28 to the consolidated financial statements for further discussion on the costs related to ending the vehicle and engine production in Australia.

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

During fiscal 2015 and beyond, Toyota announced recalls and other safety measures including the following:

In April 2014, Toyota announced in Japan and other regions recall on certain Toyota vehicles in relation to the electrical wiring (spiral cable) assembled in the steering column. In April 2014, Toyota announced in Japan and other regions recall on certain Toyota vehicles in relation to the slide and lock mechanism of the driver’s seat, the windshield wiper motor and the steering column mounting bracket beneath the instrument panel. In June, October, November and December 2014 and in May and June 2015, Toyota announced in Japan and other regions recall on certain Toyota and Lexus vehicles in relation to the driver/front passenger airbag inflator.

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥43.6 billion, or 1.7%, to ¥2,642.2 billion during fiscal 2015 compared with the prior fiscal year. This increase mainly reflected the ¥113.6 billion unfavorable impact of fluctuations in foreign currency translation rates, partially offset by the ¥125.0 billion payment to the U.S. government based on the agreement with the U.S. Attorney’s Office for the Southern District of New York to resolve its investigation recorded in the prior fiscal year.

Operating Income

Yen in millions
2015 v. 2014 Change
Changes in operating income and loss:
Effect of changes in exchange rates	280,000
Effect of cost reduction efforts	280,000
Effect of marketing activities	(70,000)
Effect of increase of miscellaneous costs and others	(160,000)
Other	128,452

Total	458,452

Toyota’s operating income increased by ¥458.4 billion, or 20.0%, to ¥2,750.5 billion during fiscal 2015 compared with the prior fiscal year. This increase was due mainly to the ¥280.0 billion favorable impact of changes in foreign currency exchange rates, and ¥280.0 billion impact of cost reduction efforts, partially offset by the ¥70.0 billion impact of marketing activities, and ¥160.0 billion increase in miscellaneous costs and others. The increase in miscellaneous costs and others was due mainly to the ¥140.0 billion increase in product quality related expenses, the ¥100.0 billion increase in research and development expenses, and ¥80.0 billion increase in labor costs, partially offset by the ¥125.0 billion payment to the U.S. government based on the agreement with the U.S. Attorney’s Office for the Southern District of New York to resolve its investigation and the ¥83.0 billion costs related to ending the vehicle and engine production in Australia, both being recorded in the prior fiscal year.

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

Other income (loss), net decreased by ¥73.0 billion to a loss of ¥70.1 billion during fiscal 2015 compared with the prior fiscal year. The decrease was due mainly to the effect of the reissuance of treasury stock for Toyota Mobility Foundation, a General Incorporated Foundation. See note 17 to the consolidated financial statements for further discussion.

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

The impact of marketing activities was due primarily to the decrease in Toyota’s vehicle unit sales by 144 thousand vehicles compared with the prior fiscal year. Although the vehicle unit sales in North America increased due mainly to the market progressing in a steady manner, the vehicle unit sales overall decreased due mainly to the market downturn in Japan resulting from the consumption tax increase and the market downturn in major Asian countries. The increase in miscellaneous costs and others was due mainly to the ¥140.0 billion increase in product quality related expenses, the ¥100.0 billion increase in research and development expenses and the ¥80.0 billion increase in labor costs, partially offset by the ¥125.0 billion payment to the U.S. government based on the agreement with the U.S. Attorney’s Office for the Southern District of New York to resolve its investigation recorded in the prior fiscal year.

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

Recent Accounting Pronouncements in the United States

In May 2014, the Financial Accounting Standards Board (“FASB”) issued updated guidance on the recognition of revenue from contracts with customers. This guidance will supersede the current revenue recognition guidance. In August 2015, the FASB issued updated guidance on the deferral of the effective date. As a result, this guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

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

In April 2015, the FASB issued updated guidance that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. In August 2015, the FASB issued an additional update which clarifies that debt issuance costs for line of credit agreements may continue to be deferred and amortized. This guidance is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance to help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement. This guidance is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In May 2015, the FASB issued updated guidance on disclosures for investments in certain entities that calculate net asset value per share. This guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. This guidance is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In July 2015, the FASB issued updated guidance to simplify the measurement of inventory. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In November 2015, the FASB issued updated guidance to simplify the balance sheet classification of deferred taxes. This guidance will require that deferred tax assets and liabilities be classified as noncurrent on the balance sheet. This guidance is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Current deferred tax assets were ¥967.6 billion and current deferred tax liabilities were ¥28.1 billion, as of March 31, 2016.

In January 2016, the FASB issued updated guidance for financial instruments. This guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments and will require entities to measure equity investments at fair value and recognize any changes in fair value in net income. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In February 2016, the FASB issued updated guidance for leases. This guidance will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In March 2016, the FASB issued updated guidance for effect of derivative contract novations on existing hedge accounting relationships. This guidance clarifies that a change in the counterparty to a designated derivative hedging instrument does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In March 2016, the FASB issued updated guidance for contingent put and call options in debt instruments. This guidance clarifies whether embedded contingent put and call options are clearly and closely related to the debt host when bifurcating embedded derivatives. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In June 2016, the FASB issued updated guidance for measurement of credit losses on financial instruments. This guidance introduces an approach to estimate credit losses on certain types of financial instruments based on expected losses. It also modifies the impairment model for available-for-sale debt securities. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

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

Yen in millions
Effect on the allowance for credit losses as of March 31, 2016
10 percent change in frequency of occurrence or expected severity of loss	4,507

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

Yen in millions
Effect on the residual value losses over the remaining terms of the operating leases on and after April 1, 2016
1 percent increase in vehicle return rate	2,592
1 percent increase in end-of-term market values	10,592

Impairment of Long-Lived Assets

Toyota periodically reviews the carrying value of its long-lived assets held and used and assets to be disposed of, including intangible assets, when events and circumstances warrant such a review. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Management believes that the estimates of future cash flows and fair values are reasonable. However, changes in estimates of such cash flows and fair values would affect the evaluations and negatively affect future operating results of the automotive operations. In fiscal 2014, Toyota recorded long-lived assets impairment charges relating to the end of production in Australia and recorded additional charges in fiscal 2015. See note 28 to the consolidated financial statements for further discussion.

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

The two most critical assumptions impacting the calculation of pension costs and obligations are the discount rates and the expected rates of returns on plan assets. Toyota determines the discount rates mainly based on the rates of high quality fixed income bonds or fixed income governmental bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. Toyota determines the expected rates of return for pension assets after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions. A weighted-average discount rate of 1.1% domestically and 4.0% overseas and a weighted-average expected rate of return on plan assets of 2.5% domestically and 6.3% overseas were used in calculating Toyota’s consolidated pension costs for fiscal 2016. Also, a weighted-average discount rate of 0.5% domestically and 4.2% overseas were used in calculating Toyota’s consolidated pension obligations for fiscal 2016.

Sensitivity analysis

The following table illustrates the effects of assumed changes in weighted-average discount rates and the weighted-average expected rate of return on plan assets, which Toyota believes are critical estimates in determining pension costs and obligations, assuming all other assumptions are consistent.

	Yen in millions
	Domestic		Overseas
	Effect on pre-tax income for the year ended March 31, 2017	Effect on obligations for the year ended March 31, 2016	Effect on pre-tax income for the year ended March 31, 2017	Effect on obligations for the year ended March 31, 2016
Discount rates
0.5% decrease	(8,628)	155,478	(8,152)	97,746
0.5% increase	8,314	(142,830)	7,658	(72,537)
Expected rate of return on plan assets
0.5% decrease	(6,846)		(3,464)
0.5% increase	6,846		3,464

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

Reissuance of treasury stock for Toyota Mobility Foundation, a General Incorporated Foundation

In fiscal 2015, Toyota Motor Corporation reissued treasury stock for Toyota Mobility Foundation, a General Incorporated Foundation (the “Foundation”), and the difference between amount of proceeds and fair value of treasury stock on reissuance was included in “Other income (expense)”. The fair value of treasury stock was measured using a dividend discount model due to the restrictions on transfer in the reissued stock for the Foundation. These estimates were based upon valuation methodologies deemed appropriate under the circumstances. See note 17 to the consolidated financial statements for further discussion.

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

Outlook

As for the future business environment, the U.S. is expected to continue recovering and Europe, chiefly in the eurozone, is expected to continue its moderate recovery. Meanwhile, China and other emerging countries are showing a risk of a slowdown. With regards to the Japanese economy, attention needs to be paid to an economic decline caused by a slowdown in emerging countries. The automotive market is expected to progress steadily in developed countries, though concerns over slowdowns in emerging countries continue. In addition, measures to respond to environmental and fuel consumption regulations in various countries and to reinforce efforts toward the development of safety technologies are required, while companies in other businesses are newly venturing into the development of automated driving technology. Fierce competition is thus intensifying on a global scale. Taking the foregoing external factors into account, Toyota expects that net revenues for fiscal 2017 will decrease compared with fiscal 2016 due to an unfavorable impact of fluctuations in foreign currency translation rates, partially offset by an increase in vehicle unit sales and other factors. Toyota expects that operating income will decrease in fiscal 2017 compared with fiscal 2016 due mainly to the unfavorable impact of fluctuations in foreign currency translation rates and an increase in miscellaneous costs, partially offset by a favorable impact of cost reduction efforts and an increase in vehicle unit sales. Toyota expects that income before income taxes and equity in earnings of affiliated companies and net income attributable to Toyota Motor Corporation will also decrease in fiscal 2017.

For the purposes of this outlook discussion, Toyota is assuming an average exchange rate of ¥105 to the U.S. dollar and ¥120 to the euro. Exchange rate fluctuations can materially affect Toyota’s operating results. In particular, a strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota’s operating results. See “Operating and Financial Review and Prospects — Operating Results — Overview — Currency Fluctuations” for further discussion.

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

In fiscal 2017, Toyota expects to sufficiently fund its capital expenditures and research and development activities through cash and cash equivalents on hand, and cash generated by operations. Toyota will use its funds for the development of environment technologies, maintenance and replacement of manufacturing facilities, and the introduction of new products. See “Information on the Company — Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures for fiscal 2014, 2015 and 2016, and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota funds its financing programs for customers and dealers, including loans and leasing programs, from both cash generated by operations and borrowings by its sales finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.

Net cash provided by operating activities increased by ¥775.1 billion to ¥4,460.8 billion for fiscal 2016, compared with ¥3,685.7 billion for fiscal 2015.

The increase was primarily attributable to the ¥103.4 billion increase in operating income and the ¥216.7 billion increase in depreciation expenses, i.e. noncash expenses, resulting from an increase in capital expenditures. Results of operations are recorded on an accrual basis and are therefore different from cash provided or used in operating activities. Other than the operating income increase, net cash provided by operating activities increased primarily due to the ¥240.5 billion decrease in cash payments for income taxes for fiscal 2016 resulting mainly from a decrease in provisional tax payment.

Net cash provided by operating activities increased by ¥39.7 billion to ¥3,685.7 billion for fiscal 2015, compared with ¥3,646.0 billion for fiscal 2014.

The increase was primarily attributable to the ¥458.4 billion increase in operating income and the ¥158.2 billion increase in depreciation expenses, i.e. noncash expenses, resulting from an increase in capital expenditures. Results of operations are recorded on an accrual basis and are therefore different from cash provided or used in operating activities. Accordingly the ¥52.4 billion decrease in accrued trade receivables resulting from a decrease in vehicle unit sales in March in Japan and ¥84.7 billion increase in accrued accounts payables resulting from the consumption tax increase in Japan are attributed to the increase in net cash provided by operating activities. On the other hand the ¥734.6 billion increase in cash payments for income taxes for fiscal 2015 resulting from an increase of provisional tax payment partially offset the increase.

Net cash used in investing activities decreased by ¥630.9 billion to ¥3,182.5 billion for fiscal 2016, compared with ¥3,813.4 billion for fiscal 2015. The decrease was primarily attributable to the ¥1,729.6 billion decrease in purchases of marketable securities and security investments, partially offset by the ¥565.4 billion increase in purchases of equipment leased to others and the ¥948.7 billion increase in investments and other assets.

Net cash used in investing activities decreased by ¥522.7 billion to ¥3,813.4 billion for fiscal 2015, compared with ¥4,336.2 billion for fiscal 2014. The decrease was primarily attributable to the ¥907.6 billion decrease in purchases of marketable securities and security investments, partially offset by the ¥502.5 billion increase in purchases of equipment leased to others.

Net cash used in financing activities was ¥423.5 billion for fiscal 2016, compared with net cash provided by financing activities of ¥306.0 billion for fiscal 2015, a ¥729.6 billion change. The change was primarily attributable to the ¥713.9 billion increase in payments of long-term debt and a ¥430.3 billion increase in repurchase and reissuance of treasury stock, partially offset by the ¥474.9 billion proceeds from the issuance of Model AA Class Shares.

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

Total capital expenditures for property, plant and equipment, excluding vehicles and equipment on operating leases, were ¥1,282.5 billion during fiscal 2016, an increase of 11.9% from the ¥1,146.3 billion in total capital expenditures during the prior fiscal year. This increase was due primarily to an increase in investments in Japan and Asia.

Total capital expenditures for vehicles and equipment on operating leases were ¥2,776.6 billion during fiscal 2016, an increase of 25.6% from the ¥2,211.2 billion in total capital expenditures during the prior fiscal year. This increase was due primarily to an increase in investments in the financial services operations.

Toyota expects investments in property, plant and equipment, excluding vehicles and equipment on operating leases, to be approximately ¥1,350.0 billion during fiscal 2017.

Cash and cash equivalents were ¥2,939.4 billion as of March 31, 2016. Most of Toyota’s cash and cash equivalents are held in Japanese yen or in U.S. dollars. In addition, time deposits were ¥1,032.0 billion and marketable securities were ¥1,511.3 billion as of March 31, 2016.

Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, increased during fiscal 2016 by ¥634.1 billion, or 6.4%, to ¥10,570.2 billion.

Trade accounts and notes receivable, less allowance for doubtful accounts decreased during fiscal 2016 by ¥108.5 billion, or 5.1%, to ¥2,000.1 billion. This decrease was due mainly to the fluctuations in foreign currency translation rates.

Inventories decreased during fiscal 2016 by ¥76.1 billion, or 3.6%, to ¥2,061.5 billion. This decrease was due mainly to the fluctuations in foreign currency translation rates.

Total finance receivables, net decreased during fiscal 2016 by ¥916.7 billion, or 5.9%, to ¥14,555.6 billion. This decrease was due mainly to the fluctuations in foreign currency translation rates. As of March 31, 2016, finance receivables were geographically distributed as follows: in North America 59.1%, in Asia 11.9%, in Europe 10.3%, in Japan 8.3% and in Other 10.4%.

Marketable securities and other securities investments, including those included in current assets, decreased during fiscal 2016 by ¥1,463.0 billion, or 14.0%, reflecting the redemptions of marketable securities and security investments, and the fluctuations in foreign currency translation rates.

Property, plant and equipment increased during fiscal 2016 by ¥444.6 billion, or 4.8%, primarily reflecting the increase in the capital expenditures.

Accounts and notes payable decreased during fiscal 2016 by ¥21.0 billion, or 0.9%. This decrease was due mainly to the fluctuations in foreign currency translation rates.

Accrued expenses increased during fiscal 2016 by ¥57.4 billion, or 2.2%. This increase was due mainly to the increase in accrued product quality related expenses.

Income taxes payable decreased during fiscal 2016 by ¥5.4 billion, or 1.6%.

Toyota’s total borrowings decreased during fiscal 2016 by ¥684.7 billion, or 3.6%. Toyota’s short-term borrowings consist of loans with a weighted-average interest rate of 2.05% and commercial paper with a weighted-average interest rate of 0.71%. Short-term borrowings decreased during fiscal 2016 by ¥350.0 billion, or 6.9%, to ¥4,698.1 billion. Toyota’s long-term debt consists of unsecured and secured loans, medium-term notes, unsecured and secured notes etc. with weighted-average interest rates ranging from 1.11% to 8.58%, and maturity dates ranging from 2016 to 2047. The current portion of long-term debt decreased during fiscal 2016 by ¥92.3 billion, or 2.4%, to ¥3,822.9 billion and the non-current portion decreased by ¥242.3 billion, or 2.4%, to ¥9,772.0 billion. The decrease in total borrowings resulted mainly from the fluctuations in foreign currency translation rates. As of March 31, 2016, approximately 49% of long-term debt was denominated in U.S. dollars, 12% in Japanese yen, 9% in Australian dollars, and 30% in other currencies. Toyota hedges interest rate risk exposure of fixed-rate borrowings by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.

As of March 31, 2016, Toyota’s total interest bearing debt was 109.2% of Toyota Motor Corporation shareholders’ equity, compared with 113.0% as of March 31, 2015.

The following table provides information for credit rating of Toyota’s short-term borrowing and long-term debt from rating agencies, Standard & Poor’s Ratings Group (S&P), Moody’s Investors Services (Moody’s), and Rating and Investment Information, Inc. (R&I), as of May 31, 2016. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

	S&P	Moody’s	R&I
Short-term borrowing	A-1+	P-1	—
Long-term debt	AA-	Aa3	AA+

Toyota’s unfunded pension liabilities of Japanese plans increased during fiscal 2016 by ¥269.4 billion, or 98.6%, to ¥542.9 billion. The liabilities of foreign plans increased during fiscal 2016 by ¥7.0 billion, or 2.7%, to ¥270.4 billion. The unfunded amounts will be funded through future cash contributions by Toyota or in some cases will be settled on the retirement date of each covered employee. The increase in unfunded pension liabilities of the Japanese plans reflects mainly an increase in pension benefit obligations that resulted from a decline in discount rate. See note 20 to the consolidated financial statements for further discussion.

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

5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Toyota’s research and development is dedicated to capturing the increasingly diverse and sophisticated market through the development of attractive, affordable, high-quality products for customers worldwide. The intellectual property that R&D generates is a vital management resource that Toyota utilizes and protects to maximize its corporate value. For a more detailed discussion of the company’s research and development objectives and policies, see “Information on the Company — Business Overview — Research and Development.”

Toyota’s research and development expenditures were approximately ¥1,055.6 billion in fiscal 2016, ¥1,004.5 billion in fiscal 2015 and ¥910.5 billion in fiscal 2014.

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

Toyota established Toyota Research Institute, Inc. in January 2016 to accelerate research and development of artificial intelligence technology, which has significant potential to support future industrial technologies.

The following table provides information on Toyota’s principal research and development facilities.

Facility	Principal Activity
Japan

Toyota Technical Center	Product planning, style, design and evaluation

Higashi-Fuji Technical Center	Advanced research and development

Tokyo Design Research & Laboratory	Research of advanced styling designs

Shibetsu Proving Ground	Vehicle testing and evaluation

Toyota Central R&D Labs., Inc.	Basic research

United States

Toyota Motor Engineering and Manufacturing North America, Inc.	North American production and product planning, upper body planning, evaluation

Calty Design Research, Inc.	Design

Toyota Research Institute of North America (TRI-NA)	Advanced research relating to “energy and environment,” “safety” and “mobility infrastructure”

Toyota Research Institute, Inc.	Research and development of artificial intelligence technology

Europe

Toyota Motor Europe NV/SA	Upper body planning for European production, evaluation and advanced research

Toyota Europe Design Development S.A.R.L.	Design

Toyota Motorsport GmbH	Development of motor sports vehicles

Asia Pacific

Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Upper body planning for Australian and Asian production and evaluation

Toyota Technical Center Asia Pacific Australia Pty, Ltd.*	Upper body planning for Australian and Asian production and evaluation

China

Toyota Motor Engineering and Manufacturing (China) Co., Ltd.	Research of new, low-energy vehicle technology, vehicle evaluation and quality assurance in China

FAW Toyota Research & Development Co., Ltd	Design and evaluation of vehicles manufactured in China

GAC Toyota Motor Co., Ltd. R&D Center	Design and evaluation of vehicles manufactured in China

*	Toyota Technical Center Asia Pacific Australia Pty, Ltd. is scheduled to be dissolved in September 2016.

Toyota reorganized its subsidiary and vehicle development partner Toyota Technical Development Corporation, integrating its vehicle development functions into Toyota in January 2016.

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

Toyota does not consider any one group of patents or licenses to be so important that their expiration or termination would materially affect Toyota’s business. For a further discussion of Toyota’s intellectual property, see “Information on the Company — Business Overview — Intellectual Property.”

5.D TREND INFORMATION

For a discussion of the trends that affect Toyota’s business and operating results, see “— Operating Results” and “— Liquidity and Capital Resources.”

5.E OFF-BALANCE SHEET ARRANGEMENTS

Toyota uses its securitization program as part of its funding through special purpose entities for its financial services operations. Toyota is considered as the primary beneficiary of these special purpose entities and therefore consolidates them. Toyota has not entered into any off-balance sheet securitization transactions during fiscal 2016.

Lending Commitments

Credit Facilities with Credit Card Holders

Toyota’s financial services operations issue credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holder’s requests up to the limits established on an individual holder’s basis. Although loans made to customers through these facilities are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥218.5 billion as of March 31, 2016.

Credit Facilities with Dealers

Toyota’s financial services operations maintain credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota evaluates the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operations also provide financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota’s outstanding credit facilities with dealers totaled ¥2,259.3 billion as of March 31, 2016.

Guarantees

Toyota enters into certain guarantee contracts with its dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match the maturity of installment payments, and as of March 31, 2016, ranged from one month to 35 years. However, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of March 31, 2016 is ¥2,349.6 billion. Liabilities for these guarantees of ¥5.5 billion have been provided as of March 31, 2016. Under these guarantee contracts, Toyota is entitled to recover any amounts paid by it from the customers whose obligations it guaranteed.

5.F TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations and Commitments

For information regarding debt obligations, capital lease obligations, operating lease obligations and other obligations, including amounts maturing in each of the next five years, see notes 12, 23 and 24 to the consolidated financial statements. In addition, as part of Toyota’s normal business practices, Toyota enters into long-term arrangements with suppliers for purchases of certain raw materials, components and services. These arrangements may contain fixed/minimum quantity purchase requirements. Toyota enters into such arrangements to facilitate an adequate supply of these materials and services.

The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2016.

	Yen in millions
	Total	Payments Due by Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:
Short-term borrowings (note 12)
Loans	1,068,417	1,068,417	—	—	—
Commercial paper	3,629,717	3,629,717	—	—	—
Long-term debt* (note 12)	13,573,517	3,818,703	5,404,255	3,140,602	1,209,957
Estimated amount of interest expense on long-term debt	846,397	254,270	312,303	125,257	154,567
Capital lease obligations (note 23)	21,502	4,251	5,009	2,963	9,279
Non-cancelable operating lease obligations (note 23)	69,407	13,747	19,818	11,076	24,766
Commitments for the purchase of property, plant, other assets and services (note 24)	331,054	140,506	51,409	56,236	82,903

Total	19,540,011	8,929,611	5,792,794	3,336,134	1,481,472

*	“Long-term debt” represents future principal payments.

Toyota is unable to make reasonable estimates of the period of cash settlement with respect to liabilities recognized for uncertain tax benefits, and accordingly such liabilities are excluded from the table above. See note 15 to the consolidated financial statements for further discussion.

Toyota expects to contribute ¥40,190 million domestically and ¥24,238 million overseas to its pension plans in fiscal 2017.

	Yen in millions
	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Commercial Commitments (note 24):
Maximum potential exposure to guarantees given in the ordinary course of business	2,349,624	577,994	986,287	551,405	233,938

Total Commercial Commitments	2,349,624	577,994	986,287	551,405	233,938

5.G SAFE HARBOR

All information that is not historical in nature disclosed under “— Off-Balance Sheet Arrangements” and “— Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement Concerning Forward-Looking Statements” for additional information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

In March 2011, Toyota unveiled its “Toyota Global Vision.” In order to realize the Toyota Global Vision, Toyota implemented a new management organization highlighted by a more streamlined board of directors and a reduced number of layers in the executive decision-making structure.

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

Toyota believes it is crucial for it to be led by members of the board of directors and senior management who deeply understand, and can effectively implement, Toyota’s strengths — the monozukuri spirit of conscientious manufacturing and the genchi genbutsu principle of placing emphasis on on-site operations with a go-and-see attitude for continued improvement and problem solving. At the 109th Ordinary General Shareholders’ Meeting held in June 2013, three outside members of the board of directors were appointed in order to further reflect the opinions of those from outside the company in management’s decision-making process. Toyota has six audit & supervisory board members, three of whom are outside audit & supervisory board members. At the 111th Ordinary General Shareholders’ Meeting held in June 2015, in order to be prepared in the event Toyota lacks the number of audit & supervisory board members required by law, one substitute audit & supervisory board member was appointed pursuant to Article 329, Paragraph 3 of the Companies Act, as

was the case at the Ordinary General Shareholders’ Meeting held in 2014. In April 2015, with the aim of enhancing operational oversight and further increasing the speed of decision-making and execution of operations, the responsibility for executive vice presidents was changed to making decisions regarding management from a medium to long-term perspective and supervising execution of operations, with executives at senior managing officer level and below now responsible for execution of operations, such as business units, regional operations and key functions. Furthermore, in April 2016, Toyota established seven product-based in-house companies to transition to a corporate organization that promotes the development of “ever-better cars” through the integration of processes from R&D to manufacturing. In addition, at the 111th Ordinary General Meeting of Shareholders held in June 2015, the first non-Japanese executive vice president was appointed in order to promote diversity.

Set forth below are brief summaries of Toyota’s members of board of directors and audit & supervisory board members.

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares
Takeshi Uchiyamada (August 17, 1946)	Chairman of the Board of Directors

1969 Joined Toyota Motor Corporation (“TMC”)

1998 Member of the Board of Directors of TMC

2001 Managing Director of TMC

2003 Senior Managing Director of TMC

2005 Executive Vice President of TMC

2012 Vice Chairman of TMC

2013 Chairman of TMC (to present)

(important concurrent duties)

Senior Executive of TOYOTA CENTRAL R&D LABS., INC.

47,539 common shares

Akio Toyoda (May 3, 1956)	President, Member of the Board of Directors

1984 Joined TMC

2000 Member of the Board of Directors of TMC

2002 Managing Director of TMC

2003 Senior Managing Director of TMC

2005 Executive Vice President of TMC

2009 President of TMC (to present)

(important concurrent duties)

Chairman and CEO of Toyota Motor North America, Inc.

Chairman of Nagoya Grampus Eight Inc.

Chairman of TOWA REAL ESTATE Co., Ltd.

4,650,275 common shares

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares
Mitsuhisa Kato (March 2, 1953)	Executive Vice President, Member of the Board of Directors

1975 Joined TMC

2004 Managing Officer of TMC

2006 Toyota Technocraft Co., Ltd. President

2006 Advisor of TMC

2007 Retired from Advisor of TMC

2010 Retired from Toyota Technocraft Co., Ltd. President

2010 Senior Managing Director of TMC

2011 Senior Managing Officer of TMC

2012 Executive Vice President of TMC (to present)

(important concurrent duties)

Director of Toyota Boshoku Corporation

Audit & Supervisory Board Member of Aisin Seiki Co., Ltd.

Director of Daihatsu Motor Co., Ltd

Director of Toyota Industries Corporation

Representative Director of GENESIS RESEARCH INSTITUTE, INC.

Senior Executive Chairman of TOYOTA CENTRAL R&D LABS., INC.

13,750 common shares

Takahiko Ijichi (July 15, 1952)	Executive Vice President, Member of the Board of Directors

1976 Joined TMC

2004 Managing Officer of TMC

2008 Senior Managing Director of TMC

2011 Member of the Board of Directors and Senior Managing Officer of TMC

2013 Advisor of TMC

2013 Director and President of TOWA REAL ESTATE Co., Ltd.

2015 Retired from Advisor of TMC

2015 Executive Vice President, Member of the Board of Directors (to present)

2015 Retired from Director and President of TOWA REAL ESTATE Co., Ltd.

(important concurrent duties)

Audit & Supervisory Board Member of Tokai Rika Co., Ltd.

Audit & Supervisory Board Member of Toyota Industries Corporation

30,800 common shares

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares
Didier Leroy (December 26, 1957)	Executive Vice President, Member of the Board of Directors

1982 Joined Renault S.A.

1998 Retired from Renault S.A.

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

2009 Toyota Motor Manufacturing France S.A.S. Chairman

2010 Toyota Motor Europe NV/SA President

2010 Retired from Toyota Motor Manufacturing France S.A.S. Chairman

2011 Toyota Motor Europe NV/SA President and CEO

2012 Senior Managing Officer of TMC

2015 Toyota Motor Europe NV/SA Chairman (to present)

2015 Executive Vice President, Member of the Board of Directors of TMC (to present)

(important concurrent duties)

Chairman of Toyota Motor Europe NV/SA

Chairman of Toyota Motor Engineering & Manufacturing North America, Inc.

Vice Chairman of Toyota Motor North America, Inc.

4,000 common shares

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

2013 Retired from Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO

2013 Retired from Toyota Motor North America, Inc. President and COO

2013 Senior Managing Officer of TMC

2013 Member of the Board of Directors and Senior Managing Officer of TMC

2015 Executive Vice President, Member of the Board of Directors of TMC (to present)

(important concurrent duties)

Director of Hino Motors, Ltd.

20,700 common shares

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares
Nobuyori Kodaira (March 18, 1949)	Member of the Board of Directors

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

2016 Director of TMC (to present)

(important concurrent duties)

Director of KDDI CORPORATION

Audit & Supervisory Board Member of Aichi Steel Corporation

26,800 common shares

Shigeru Hayakawa (September 15, 1953)

1977 Joined Toyota Motor Sales Co., Ltd.

2007 Managing Officer of TMC

2007 Toyota Motor North America, Inc. President

2009 Retired from Toyota Motor North America, Inc. President

2012 Senior Managing Officer of TMC

2015 Member of the Board of Directors and Senior Managing Officer of TMC (to present)

(important concurrent duties)

Representative Director of Institute for International Economic Studies

18,000 common shares

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares
Ikuo Uno (January 4, 1935)	Member of the Board of Directors

1959 Joined Nippon Life Insurance Company

1986 Director of Nippon Life Insurance Company

1989 Managing Director of Nippon Life Insurance Company

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

1997 President and Representative Director of Nippon Life Insurance Company

2005 Chairman and Representative Director of Nippon Life Insurance Company

2011 Advisor and Director of Nippon Life Insurance Company

2011 Advisor of Nippon Life Insurance Company

2013 Member of the Board of Directors of TMC (to present)

2015 Honorary Advisor of Nippon Life Insurance Company (to present)

(important concurrent duties)

Honorary Advisor of Nippon Life Insurance Company

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

2009 Director-General of National Tax Administration Agency

2010 Retired from National Tax Administration Agency Director-General

2011 Senior Managing Director of Japan Securities Depository Center, Inc.

2011 President and CEO of Japan Securities Depository Center, Inc.

2013 Member of the Board of Directors of TMC (to present)

2015 President and CEO of Japan Securities Depository Center, Inc. (to present)

(important concurrent duties)

President and CEO of Japan Securities Depository Center, Inc.

Outside Director of Canon Inc.

—

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares
Mark. T. Hogan (May 15, 1951)	Member of the Board of Directors	1973 Joined General Motors Corporation 2002 Vice President of General Motors Group 2004 Retired from General Motors Group Vice President 2004 President of Magna International Inc. 2007 Retired from Magna International Inc. President 2008 President and CEO of Vehicle Production Group LLC 2010 Retired from Vehicle Production Group LLC President and CEO 2010 President of Dewey Investments LLC (to present) 2013 Member of the Board of Directors of TMC (to present) (important concurrent duties) President of Dewey Investments LLC	—

Masaki Nakatsugawa (January 29, 1953)	Full-time Audit & Supervisory Board Member	1976 Joined Toyota Motor Sales Co., Ltd. 2000 Dispatched to Toyota Motor Thailand Co., Ltd. 2004 General Manager for Accounting Div. of TMC 2006 Audit & Supervisory Board Member of TMC (to present)	5,800 common shares

Masahiro Kato (September 17, 1952)	Full-time Audit & Supervisory Board Member

1975 Joined TMC

2009 Toyota Motor (China) Investment Co., Ltd. President

2009 Managing Officer of TMC

2011 Retired from Toyota Motor (China) Investment Co., Ltd. President

2011 Audit & Supervisory Board Member of TMC (to present)

7,200 common shares, 1,000 First Series Model AA Class Shares

Yoshiyuki Kagawa (December 18, 1960)	Full-time Audit & Supervisory Board Member	1983 Joined TMC 2010 General Manager of Prototype Production Division of TMC 2015 Project General Manager of Secretary Division of TMC 2015 Audit & Supervisory Board Member of TMC (to present)	2,800 common shares, 200 First Series Model AA Class Shares

Yoko Wake (November 18, 1947)	Outside Audit & Supervisory Board Member	1970 Joined the Fuji Bank, Limited 1973 Retired from the same 1977 Assistant Lecturer of Faculty of Business and Commerce of Keio University 1982 Associate Professor of the same 1993 Professor of the same 2011 Outside Audit & Supervisory Board Member of TMC (to present) 2013 Professor Emeritus of Keio University (to present) (important concurrent duties) Professor Emeritus of Keio University	—

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares
Teisuke Kitayama (October 26, 1946)	Outside Audit & Supervisory Board Member

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

2004 Vice President and Director of Sumitomo Mitsui Financial Group, Inc.

2005 President and Director of the same

2005 Chairman and Director of Sumitomo Mitsui Banking Corporation

2011 Retired from Director of Sumitomo Mitsui Financial Group, Inc.

2014 Outside Audit & Supervisory Board Member of TMC (to present)

(important concurrent duties)

Chairman of the Board of Sumitomo Mitsui Banking Corporation

Outside Director of FUJIFILM Holdings Corporation

—

Hiroshi Ozu (July 21, 1949)	Outside Audit & Supervisory Board Member	2012 Prosecutor-General 2014 Retired from Prosecutor-General 2014 Registered as Attorney 2015 Outside Audit & Supervisory Board Member of TMC (to present) (important concurrent duties) Attorney Outside Corporate Auditor of Mitsui & Co., Ltd.	—

None of the persons listed above was selected as member of board of directors, audit & supervisory board member or member of senior management pursuant to an arrangement or understanding with Toyota’s major shareholders, customers, suppliers or others.

Set forth below is a brief summary of Toyota’s substitute audit & supervisory board member.

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares
Ryuji Sakai (August 7, 1957)	—	1985 Registered as attorney and joined Nagashima & Ohno 1990 Wilson Sonsini Goodrich & Rosati 1995 Partner of Nagashima & Ohno 2000 Partner of Nagashima Ohno & Tsunematsu (to present) (important concurrent duties) Attorney Outside Audit & Supervisory Board Member of Kobayashi Pharmaceutical Co., Ltd. Outside Audit & Supervisory Board Member of Tokyo Electron Limited	—

6.B COMPENSATION

The aggregate amount of remuneration, including bonuses but excluding stock options, accrued for all members of the board of directors and audit & supervisory board members as a group by Toyota for services in all capacities during fiscal 2016 was approximately ¥2,333 million. Members of the Board of Directors of Toyota Motor Corporation receive year-end bonuses, the aggregate amount of which is approved at Toyota Motor Corporation’s ordinary general shareholders’ meeting and is based on Toyota Motor Corporation’s financial performance for the fiscal year. The amounts of the bonuses paid to individual members of the board of directors and audit & supervisory board members are then determined based upon discussions at a meeting of Toyota Motor Corporation’s board of directors and the meeting of audit & supervisory board members.

In addition to the above form of compensation, Toyota enacted stock option plans every year from 2008 until 2010. Under the 2008 plan, Toyota issued to its members of the board of directors and audit & supervisory board members stock acquisition rights to purchase 335,000 shares of common stock at an exercise price of ¥4,726 and with an expiration date of July 31, 2016. Under the 2009 plan, Toyota issued to its members of the board of directors and audit & supervisory board members stock acquisition rights to purchase 440,000 shares of common stock at an exercise price of ¥4,193 and with an expiration date of July 31, 2017. Under the 2010 plan, Toyota issued to its members of the board of directors stock acquisition rights to purchase 400,000 shares of common stock at an exercise price of ¥3,183 and with an expiration date of July 31, 2018. See “Share Ownership — Stock Options” for a more detailed discussion of Toyota’s stock option plans.

Toyota’s Annual Securities Report filed with the Kanto Local Bureau of Finance on June 24, 2016, contained the following information concerning compensation in fiscal 2016 on a consolidated basis for members of the board of directors and audit & supervisory board members whose total compensation exceeded ¥100 million during such period:

- Takeshi Uchiyamada, Member of the Board of Directors: ¥201 million (¥102 million in base compensation and ¥98 million in bonus)

- Akio Toyoda, Member of the Board of Directors: ¥351 million (¥102 million in base compensation and ¥248 million in bonus)

- Nobuyori Kodaira, Member of the Board of Directors: ¥125 million (¥64 million in base compensation and ¥61 million in bonus)

- Mitsuhisa Kato, Member of the Board of Directors: ¥144 million (¥83 million in base compensation and ¥61 million in bonus)

- Seiichi Sudo, Member of the Board of Directors: ¥125 million (¥64 million in base compensation and ¥61 million in bonus)

- Takahiko Ijichi, Member of the Board of Directors: ¥100 million (¥48 million in base compensation and ¥52 million in bonus)

- Didier Leroy, Member of the Board of Directors: ¥696 million (¥163 million in base compensation and ¥533 million in bonus)

- Shigeki Terashi, Member of the Board of Directors: ¥117 million (¥60 million in base compensation and ¥57 million in bonus)

The amounts above were recorded as expenses in fiscal 2016.

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

Toyota does not have a remuneration committee. However, members of Toyota’s “Executive Compensation Meeting,” consisting of the Chairman, President, Executive Vice President in charge of human resources and an outside director, discuss recommendations to the board of directors concerning remuneration for members of the board of directors.

6.D EMPLOYEES

The total number of Toyota employees, on a consolidated basis, was 348,877 as of March 31, 2016, 344,109 as of March 31, 2015 and 338,875 as of March 31, 2014. The following tables set forth a breakdown of persons employed by business segment and by geographic location as of March 31, 2016.

Segment	Number of Employees	Location	Number of Employees
Automotive	310,944	Japan	198,745
Financial services	9,777	North America	45,475
All other	23,075	Europe	18,866
Unallocated	5,081	Asia	62,424
		Other*	23,367

Total	348,877	Total	348,877

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

In Japan, basic wages and other working conditions are negotiated annually. In addition, in accordance with Japanese national custom, each employee is also paid a semi-annual bonus. Bonuses are negotiated at the time of wage negotiations and are based on Toyota’s financial results, prospects and other factors. The average wage increases per employee, excluding bonuses, in Japan have been approximately 2.5% per year for the past five fiscal years.

In general, Toyota considers its labor relations with all of its workers to be good. However, Toyota is currently a party to, and otherwise from time to time experiences, labor disputes in some of the countries in which it operates. Toyota does not expect any disputes to which it is currently a party to materially affect Toyota’s consolidated financial position.

Toyota’s average number of temporary employees on a consolidated basis was 86,843 during fiscal 2016.

6.E SHARE OWNERSHIP

For information on the number of shares of Toyota’s common stock held by each member of the board of directors and audit & supervisory board member as of June 2016, see “— Directors and Senior Management.” Each such member of the board of directors and audit & supervisory board member owns less than one percent of the issued and outstanding shares of common stock of Toyota. The shares held by each member of the board of directors and audit & supervisory board member do not include options that are exercisable for shares of Toyota’s common stock. For a description of these options, see “— Stock Options” below.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

Stock Options

Toyota enacted stock option plans every year from 2008 until 2010. Toyota will not enact any such plan after 2011. The plans for which stock options or stock acquisition rights are currently exercisable or will become exercisable in the future were approved by Toyota’s shareholders in June of 2008, 2009 and 2010. Under the 2008 plan, Toyota issued stock acquisition rights to purchase 3,494,000 shares of common stock to its members of the board of directors and 597 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliated company. Under the 2009 plan, Toyota issued stock acquisition rights to purchase 3,492,000 shares of common stock to its members of the board of directors and 615 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliated company. Under the 2010 plan, Toyota issued stock acquisition rights to purchase 3,600,000 shares of common stock to its members of the board of directors and officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliated company.

Pursuant to the provisions of the 2008, 2009 and 2010 plans, stock acquisition rights may be exercised during a six-year period that starts two years from the date of grant. The exercise price of each stock acquisition right is 1.025 times the closing price of Toyota’s common stock on the Tokyo Stock Exchange on the date of grant. The 2008, 2009 and 2010 plans provide that each member of the board of directors will be granted no more than 400 and no less than 300 stock acquisition rights, and each eligible officer or employee will be granted no more than 200 and no less than 20 stock acquisition rights. For each of the 2008, 2009 and 2010 plans, 100 shares will be issued or delivered upon the exercise of each stock acquisition right. The options are granted as of early August of each year for each plan.

An option holder who retires while one’s options are still exercisable retains the right to exercise one’s options until the expiration of the exercise period described above. However, an option holder’s right to purchase common stock under each plan lapses automatically upon one’s death or upon taking position such as in the management with a competitor.

The following table summarizes information for options and the incentive plan outstanding and exercisable at March 31, 2016:

	Outstanding			Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price
(Yen)		(Yen)	(Years)		(Yen)
3,153 – 4,682	2,093,500	3,858	1.56	2,093,500	3,858

Toyota also has an employee stock ownership association in Japan for employees and full time and part time company advisors. Members of the employee stock ownership association set aside certain amounts from their monthly salary and bonuses to purchase Toyota’s common stock through the employee stock ownership association. As of March 31, 2016, the employee stock ownership association held 13,701,472 shares of Toyota’s common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

As of March 31, 2016, 3,337,997,492 shares of Toyota’s common stock (out of which 300,321,622 shares were treasury stock and 3,037,675,870 shares were outstanding) and 47,100,000 First Series Model AA Class Shares of Toyota were issued. Beneficial ownership of Toyota’s common stock in the table below was prepared from information known to Toyota or that could be ascertained from public filings, including filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Financial Instruments and Exchange Law of Japan.

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

Name of Beneficial Owner	Number of Shares of Common Stock (in thousands)	Percentage of Voting Shares Issued*
Toyota Industries Corporation	224,515	6.63

*	Percentage of Voting Shares Issued is calculated by dividing the number of shares of common stock held by the sum of the number of issued shares of Toyota common stock and the number of issued First Series Model AA Class Shares, holders of which have voting rights exercisable at a general shareholders’ meeting.

According to The Bank of New York Mellon, depositary for Toyota’s ADSs (the “Depositary”), as of March 31, 2016, 66,933,269 shares of Toyota’s common stock were held in the form of ADRs and there were 2,015 ADR holders of record and 253,658 beneficial owners in the United States. According to Toyota’s register of shareholders, as of March 31, 2016, there were 682,802 holders of common stock and First Series Model AA Class Shares of record worldwide. As of March 31, 2016, there were 515 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 15.5% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

To the extent known to Toyota, Toyota is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

Toyota knows of no arrangements the operation of which may at a later time result in a change of control.

7.B RELATED PARTY TRANSACTIONS

Business Relationships

Toyota purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s affiliated companies accounted for by the equity method and those firms with which certain members of Toyota’s board of directors are affiliated. Toyota purchased materials, supplies and services from these affiliated entities in the amount of ¥43,598 billion in fiscal 2016. Toyota also sells its products and services to Toyota’s affiliated companies accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota sold products and services to these affiliated entities in the amount of ¥18,044 billion in fiscal 2016. See note 11 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with affiliated companies.

Loans

Toyota regularly has trade accounts and other receivables by, and accounts payable to, Toyota’s affiliated companies accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota had outstanding trade accounts and other receivables by these affiliated entities in the amount of ¥256.7 billion as of March 31, 2016. Toyota had outstanding trade accounts and other payables to these affiliated entities in the amount of ¥676.4 billion as of March 31, 2016.

Toyota, from time to time, provides short- to medium-term loans to its affiliated companies, as well as loans under a loan program established by certain subsidiaries to assist their executives and members of the board of directors with the purchase of homes. As of March 31, 2016, an aggregate amount of ¥1.2 billion in loans was outstanding to its affiliated companies accounted for by the equity method. As of March 31, 2016, an aggregate amount of ¥29.8 billion in loans was outstanding to those of its affiliated companies not accounted for by the equity method, which are 20% to 50% owned by Toyota. As of March 31, 2016, the largest loan outstanding to any such affiliated company accounted for by the equity method was a loan of ¥1.0 billion at a fixed rate of 0.46%. Toyota believes that each of these loans was entered into in the ordinary course of business.

7.C INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1-3.	Consolidated Financial Statements. Toyota’s audited consolidated financial statements are included under “Item 18 — Financial Statements.” Except for Toyota’s consolidated financial statements included under Item 18, no other information in this annual report has been audited by Toyota’s auditors.

4.	Not applicable.

5.	Not applicable.

6.	Export Sales. See “Operating and Financial Review and Prospects — Operating Results — Overview — Geographic Breakdown.”

7.	Legal and Arbitration Proceedings. See “Information on the Company — Business Overview — Legal Proceedings.”

8.	Dividend Policy. See “Key Information — Selected Financial Data — Dividend Information.”

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share		Price per ADS
	High	Low	High	Low
Fiscal Year Ended March 31,
2012	¥3,635	¥2,330	$87.15	$60.37
2013	5,050	2,795	106.00	72.04
2014	6,760	4,610	134.94	99.70
2015	8,783	5,205	145.80	103.38
2016	8,700	5,703	142.84	102.54

Financial Quarter Ended:
June 30, 2014	6,090	5,205	119.88	103.38
September 30, 2014	6,550	5,850	122.35	113.92
December 31, 2014	7,873	5,710	129.30	108.40
March 31, 2015	8,783	7,255	145.80	121.21
June 30, 2015	8,700	8,095	142.84	131.91
September 30, 2015	8,444	6,650	136.39	105.00
December 31, 2015	7,862	6,961	127.28	117.23
March 31, 2016	7,495	5,703	122.26	102.54

Month Ended:
December 31, 2015	7,862	7,324	127.28	121.67
January 31, 2016	7,495	6,392	122.26	108.94
February 29, 2016	7,355	5,703	120.77	102.54
March 31, 2016	6,244	5,824	110.29	104.89
April 30, 2016	6,027	5,256	107.91	97.80
May 31, 2016	5,839	5,375	104.82	98.02

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

General

Toyota’s authorized number of shares as of March 31, 2016 was 10,000,000,000 common shares, of which 3,337,997,492 shares were issued. The articles of incorporation was amended at the 111th Ordinary General Shareholders’ Meeting held in June 2015 and Toyota’s authorized number of shares was changed to 10,000,000,000 shares, with the total number of authorized shares per class, of 10,000,000,000 for common shares, 50,000,000 for First Series Model AA Class Shares, 50,000,000 for Second Series Model AA Class Shares, 50,000,000 for Third Series Model AA Class Shares, 50,000,000 for Fourth Series Model AA Class Shares and 50,000,000 for Fifth Series Model AA Class Shares, and the total number of shares authorized to be issued with respect to First Series Model AA Class Shares through the Fifth Series Model AA Class Shares not to exceed 150,000,000 shares. As of June 24, 2015, there were 47,100,000 shares of First Series Model AA Class Shares issued and outstanding.

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

Dividends

Dividends — General

Toyota normally pays dividends twice per year, including an interim dividend and a year-end dividend. Toyota’s articles of incorporation provide that retained earnings can be distributed as dividends pursuant to a resolution of its board of directors. Toyota’s board of directors resolves to pay year-end dividends to holders of common shares and registered pledgees of common shares of record as of March 31, the record date, in each year. In addition, the articles of incorporation provide that in the event that Toyota pays a year-end dividend to holders of common shares, it will pay AA Dividends in cash from surplus to any holders of Model AA Class Shares or registered pledgees of Model AA Class Shares entered or recorded in the final register of shareholders as of the record date for the year-end dividend, in preference to holders of common shares or registered pledgees of common shares. The amount of annual AA Dividends per Model AA Class Share is calculated by multiplying the amount per Model AA Class Share paid to Toyota as consideration by a rate determined by the board of directors prior to the issuance of such Model AA Class Share, which rate is not to exceed 5%.

In addition to these year-end dividends, Toyota may pay an interim dividend in the form of cash distributions from its distributable surplus to holders of common shares and pledgees of common shares of record as of September 30, the record date, in each year by a resolution of its board of directors. The articles of incorporation provide that in the event that Toyota pays such interim dividends, Toyota will pay AA Interim Dividends in cash as interim dividend to any holders of Model AA Class Shares or registered pledgees of Model AA Class Shares entered or recorded in the final register of shareholders as of the record date for the interim dividend, in preference to holders of common shares or registered pledgees of common shares. If AA Interim Dividends are paid during the fiscal year in which the record date for the year-end dividend falls, the amount of AA Interim Dividends is deducted from AA Dividends to be paid per the above paragraph.

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

Japanese Unit Share System

General. Consistent with the requirements of the Companies Act, Toyota’s articles of incorporation provide that 100 common shares or Model AA Class Shares each constitute one “unit.” Although the number of shares constituting a unit is included in the articles of incorporation, any amendment to the articles of incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by a resolution of the board of directors rather than by a special shareholders resolution, which is otherwise required for amending the articles of incorporation.

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

Any acquisition of shares must satisfy certain requirements that the total amount of the acquisition price may not exceed the amount of the distributable dividends. See “— Dividends.”

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

Japanese Taxation

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents of Japan or non-Japanese corporations without permanent establishments in Japan (“non-resident Holders”) who are holders of shares of common stock or of ADSs of Toyota. The following information regarding taxation in Japan is based on the tax treaties and tax laws in force and their interpretation by Japan’s tax authorities as of the date of this annual report. Tax laws and treaties and their interpretations may change (including with retroactive effect). Toyota will not revise this summary on the basis of any such change occurring after the date of this annual report.

Generally, non-resident Holders are subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are, in general, not taxable events.

In the absence of an applicable income tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing an exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is generally 20.42 percent, provided that, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock or ADSs of Toyota) to non-resident Holders, other than any individual shareholder who holds 3 percent or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20.42 percent withholding tax rate is reduced to 15.315 percent for dividends due and payable on or before December 31, 2037. These rates include a special additional withholding tax (2.1 percent of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake.

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

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally reduced to 10 percent of the gross amount actually distributed, and dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund (as defined in the Treaty) are exempt from Japanese income tax by way of withholding or otherwise, provided that such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Toyota to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or if any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on the payment of dividends on shares of common stock by Toyota is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends (together with any other required forms and documents) in advance through the withholding agent to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. In addition, a simplified special filing procedure is available for non-resident Holders to claim treaty benefits of exemption from or reduction of Japanese withholding tax by submitting a Special Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stock (together with any other required forms and documents). With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits, together with other documents, two Special Application Forms (one before payment of dividends, the other within eight months after the recording date concerning such payment of dividends) to the Japanese tax authority. To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but fails to submit the required application in advance, will be entitled to claim the refund of Japanese taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the entire amount of Japanese tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) by complying with a certain subsequent filing procedure. Toyota does not assume any responsibility to ensure withholding at the reduced rate, or exemption therefrom, for non-resident Holders who would be so eligible under an applicable tax treaty, but where the required procedures as stated above are not followed.

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

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of common stock or ADSs will constitute income from sources outside the United States, and will generally be “passive category income” or, in the case of certain U.S. Holders, “general category income.” Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of a Toyota dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, or alternatively as a deduction in the computation of such U.S. Holder’s taxable income if the U.S. Holder does not elect to claim a credit for any foreign taxes paid or accrued for the taxable year. Special rules generally will apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential U.S. federal income tax rates. Additionally, special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

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

Toyota does not believe that it was a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2016, and currently intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually and the application of the PFIC rules to a corporation such as Toyota (which among other things is engaged in leasing and financing through several subsidiaries) is not entirely clear, no assurances can be made regarding determination of its PFIC status in the current or any future taxable year. If Toyota is determined to be a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares of common stock or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate U.S. Holder receives from Toyota will not be eligible for the reduced U.S. federal income tax rates on dividends described above if Toyota is a PFIC either in the taxable year of the dividend or the preceding taxable year. If a U.S. Holder owns shares of common stock or ADSs in any taxable year in which Toyota is a PFIC, such U.S. Holder generally would be required to file Internal Revenue Service (“IRS”) Form 8621 (or other form specified by the U.S. Department of the Treasury) on an annual basis, subject to certain exceptions based on the value of PFIC stock held. Toyota will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.

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

A description of Toyota’s accounting policies for derivative instruments is included in note 2 to the consolidated financial statements and further disclosure is provided in notes 21 and 27 to the consolidated financial statements.

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

Toyota uses a value-at-risk analysis (“VAR”) to evaluate its exposure to changes in foreign currency exchange rates. The VAR of the combined foreign exchange position represents a potential loss in pre-tax earnings that was estimated to be ¥163.4 billion and ¥155.1 billion as of March 31, 2015 and 2016, respectively. Based on Toyota’s overall currency exposure (including derivative positions), the risk during fiscal 2016 to pre-tax cash flow from currency movements was on average ¥164.7 billion, with a high of ¥172.2 billion and a low of ¥155.1 billion.

The VAR was estimated by using a Monte Carlo Simulation Method and assumed 95% confidence level on the realization date and a 10-day holding period.

Interest Rate Risk

Toyota is subject to market risk from exposures to changes in interest rates based on its financing, investing and cash management activities. Toyota enters into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. The potential decrease in fair value resulting from a hypothetical 100 basis point upward shift in interest rates would be approximately ¥244.9 billion as of March 31, 2015 and ¥231.2 billion as of March 31, 2016.

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

Equity Price Risk

Toyota holds investments in various available-for-sale equity securities that are subject to price risk. The fair value of available-for-sale equity securities was ¥2,704.8 billion as of March 31, 2015 and ¥2,558.9 billion as of March 31, 2016. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥270.4 billion as of March 31, 2015 and ¥255.8 billion as of March 31, 2016.

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

Fees Incurred in Fiscal 2016

For fiscal 2016, Toyota received $326,319.23 from the Depositary for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls) and expenses relating to Toyota’s annual general shareholders’ meeting that are incurred with respect to Toyota’s ADR holders. The Depositary also paid Toyota’s continuing annual stock exchange listing fees.

Fees to be Paid in the Future

With regards to the ADS program, the Depositary has agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which includes the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile and telephone calls. It has also agreed to pay for investor relations expenses and any other program related expenses. The limit on the amount of expenses for which the Depositary will pay is the sum of $300,000 annually. In addition, the Depositary has agreed to pay Toyota 50% of the net dividend fees collected by the Depositary during each annual period towards the aforementioned expenses.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On June 16, 2015, Toyota amended its articles of incorporation in connection with establishment of Model AA Class Shares pursuant to resolutions adopted by its shareholders at the general shareholders’ meeting on the same date. The amended articles of incorporation are incorporated by reference as Exhibit 1.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015, filed with the SEC on June 24, 2015 (file no. 001-14948). For more information on Toyota’s articles of incorporation, please see Item 10.B “Additional Information – Memorandum and Articles of Association.”

ITEM 15. CONTROLS AND PROCEDURES

(a) DISCLOSURE CONTROLS AND PROCEDURES

Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the fiscal 2016. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Form 20-F that Toyota files under the Exchange Act is accumulated and communicated to its management, including the chief executive officer and the principal accounting and financial officer, to allow timely decision regarding required disclosure. The disclosure controls and procedures also ensures that the Form 20-F that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Toyota’s Chairman of the Board of Directors and the Executive Vice President. Toyota’s disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. The Chairman of the Board of Directors and the Executive Vice President have concluded that Toyota’s disclosure controls and procedures are effective at the reasonable assurance level.

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

Based on this evaluation, management concluded that Toyota’s internal control over financial reporting was effective as of March 31, 2016.

PricewaterhouseCoopers Aarata, an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Toyota’s internal control over financial reporting as of March 31, 2016, as stated in its report included herein.

(c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Toyota’s independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on the effectiveness of Toyota’s internal control over financial reporting. This report appears in Item 18.

(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in Toyota’s internal control over financial reporting during fiscal 2016 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.

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

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Aarata and the various network and member firms of PricewaterhouseCoopers to Toyota in fiscal 2015 and fiscal 2016.

	Yen in millions
	2015	2016
Audit Fees(1)	4,208	4,786
Audit-related Fees(2)	127	167
Tax Fees(3)	494	586
All Other Fees(4)	532	251

Total	5,361	5,790

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the services of annual audit, quarterly reviews and assessment and reviews of the effectiveness of internal controls over financial reporting of Toyota and its subsidiaries and affiliated companies; the services associated with SEC registration statements or other documents issued in connection with securities offerings such as comfort letters and consents; and consultations as to the accounting or disclosure treatment of transactions or events.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include services such as due diligence; agreed-upon or expanded audit procedures; internal control reviews and assistance; review of the information system; and financial statement audits of employee benefit plans.

(3)	Tax Fees include fees billed for tax compliance services, including services such as tax planning, advice and compliance of federal, state, local and international tax; the review of tax returns; assistance with tax audits and appeals; tax-only valuation services including transfer pricing and cost segregation studies; expatriate tax assistance and compliance.

(4)	All Other Fees primarily include fees billed for risk management advisory services of assessment and testing of security infrastructure controls; services providing information related to automotive market conditions; IT advisory services; and other advisory services.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of Toyota’s common stock by Toyota and its affiliated purchasers during fiscal 2016:

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share (Yen)(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1, 2015 – April 30, 2015	2,811	8,330.14	—	—
May 1, 2015 – May 31, 2015	2,293	8,346.48	—	—
June 1, 2015 – June 30, 2015	2,670	8,421.80	—	—
July 1, 2015 – July 31, 2015	2,806	8,203.71	—	—
August 1, 2015 – August 31, 2015	15,107,645	7,693.43	15,100,000	—
September 1, 2015 – September 30, 2015	18,545,495	7,169.99	18,544,200	—
October 1, 2015 – October 31, 2015	11,331,816	7,334.76	11,330,100	—
November 1, 2015 – November 30, 2015	9,006,531	7,578.81	9,004,700	—
December 1, 2015 – December 31, 2015	19,268,487	7,668.71	19,263,900	—
January 1, 2016 – January 31, 2016	12,083,143	6,749.89	12,081,700	—
February 1, 2016 – February 29, 2016	13,992,721	6,183.69	13,991,500	—
March 1, 2016 – March 31, 2016	10,727,743	6,023.51	10,726,800	—

Total	110,074,161	—	110,042,900	—

(1)	A portion of the above purchases were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Toyota to purchase shares that are a fraction of a unit, in accordance with Toyota’s share handling regulations. Toyota is required to comply with such requests pursuant to the Companies Act. See “Additional Information — Memorandum and Articles of Association — Japanese Unit Share System.” It also includes shares purchased based on demands made by dissenting shareholders in connection with a business integration executed by Toyota. The number of shares purchased not pursuant to publicly announced plans or programs conducted in fiscal 2016 is 31,261.

(2)

To avoid the dilution of its common shares as a result of the issuance of First Series Model AA Class Shares, Toyota announced on April 28, 2015, June 16, 2015 and August 4, 2015 that it would repurchase up to 47.1 million common shares between August 10, 2015 and November 30, 2015 at a total price up to ¥600 billion. In addition, Toyota announced on May 8, 2015, August 4, 2015 and November 5, 2015 that it would repurchase up to 40 million common shares between November 16, 2015 and January 29, 2016 at a total price up to ¥300 billion, in order to return to shareholders the profits derived in the fiscal year ended March 31, 2015. Toyota also announced on November 5, 2015 and February 5, 2016 that it would repurchase up to 23 million common shares between February 8, 2016 and March 24, 2016 at a total price up to ¥150 billion in order to return to shareholders the profits derived in the interim period ended September 30, 2015.

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

In addition, pursuant to the regulations of the Japanese stock exchanges, Toyota is required to have one or more “independent director(s)/audit & supervisory board member(s),” defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside audit & supervisory board members” (as defined under the Companies Act), who are unlikely to have any conflicts of interests with Toyota’s general shareholders, and is also required to make efforts to have at least one “independent director(s)/audit & supervisory board member(s)” who is also a director. Each of the outside members of the board of directors of Toyota satisfies the “independent director/audit & supervisory board member” requirements under the regulations of the Japanese stock exchanges. Japan’s Corporate Governance Code provides that companies should appoint at least two “independent outside directors” as defined based on the criteria for assessing director independence established by Toyota in line with the independence standards of the Japanese stock exchanges. The content of the criteria for assessing director independence established by Toyota is the same as that of the independence standards of the Japanese stock exchanges, and each of the outside members of the board of directors of Toyota satisfies the “independent outside director” requirements under such independence standards. The definition of “independent director/audit & supervisory board member” and “independent outside director” is different from that of the definition of independent director under the NYSE Corporate Governance Rules.

2. Committees. Under the Companies Act, Toyota has elected to structure its corporate governance system as a company with audit & supervisory board members who are under a statutory duty to monitor, review and report on the management of the affairs of Toyota. Toyota, as with other Japanese companies with an audit & supervisory board, does not have certain committees that are required of U.S. listed companies subject to the NYSE Corporate Governance Rules, including those that are responsible for director nomination, corporate governance and executive compensation. However, members of Toyota’s “Executive Appointment Meeting” and “Executive Compensation Meeting,” both consisting of the Chairman, President, Executive Vice President in charge of human resources and an outside director, discuss recommendations to the board of directors concerning nominees and remuneration for members of the board of directors, respectively.

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

5. Code of Business Conduct and Ethics. Similar to the NYSE Corporate Governance Rules, under Japan’s Corporate Governance Code, Toyota is encouraged to adopt a code of conduct regarding ethical business activities for members of the board of directors, officers and employees. Toyota has resolved matters relating to maintenance of an “internal control system,” or “naibu-tosei,” in order to ensure its employees comply with laws, regulations and the articles of incorporation, etc. pursuant to the Companies Act, and Toyota maintains guidelines and internal regulations such as “Guiding Principles at Toyota,” “Toyota Code of Conduct” and a code of ethics pursuant to Section 406 of the Sarbanes-Oxley Act. Please see “Code of Ethics” for additional information.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Toyota Jidosha Kabushiki Kaisha

(“Toyota Motor Corporation”)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Toyota Motor Corporation and its subsidiaries at March 31, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on these financial statements, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Aarata

Nagoya, Japan

June 24, 2016

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	March 31,
	2015	2016
Assets
Current assets
Cash and cash equivalents	2,284,557	2,939,428
Time deposits	149,321	1,032,034
Marketable securities	2,782,099	1,511,389
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥40,849 million in 2015 and ¥83,969 million in 2016	2,108,660	2,000,149
Finance receivables, net	6,269,862	5,912,684
Other receivables	420,708	451,406
Inventories	2,137,618	2,061,511
Deferred income taxes	978,179	967,607
Prepaid expenses and other current assets	805,393	1,333,345

Total current assets	17,936,397	18,209,553

Noncurrent finance receivables, net	9,202,531	8,642,947

Investments and other assets
Marketable securities and other securities investments	7,632,126	7,439,799
Affiliated companies	2,691,460	2,631,612
Employees receivables	45,206	32,998
Other	926,391	730,271

Total investments and other assets	11,295,183	10,834,680

Property, plant and equipment
Land	1,354,815	1,352,904
Buildings	4,282,839	4,311,895
Machinery and equipment	10,945,377	10,945,267
Vehicles and equipment on operating leases	5,199,986	5,652,622
Construction in progress	581,412	513,953

Total property, plant and equipment, at cost	22,364,429	22,776,641
Less - Accumulated depreciation	(13,068,710)	(13,036,224)

Total property, plant and equipment, net	9,295,719	9,740,417

Total assets	47,729,830	47,427,597

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	March 31,
	2015	2016
Liabilities
Current liabilities
Short-term borrowings	5,048,188	4,698,134
Current portion of long-term debt	3,915,304	3,822,954
Accounts payable	2,410,588	2,389,515
Other payables	913,013	1,040,277
Accrued expenses	2,668,666	2,726,120
Income taxes payable	348,786	343,325
Other current liabilities	1,126,951	1,104,131

Total current liabilities	16,431,496	16,124,456

Long-term liabilities
Long-term debt	10,014,395	9,772,065
Accrued pension and severance costs	880,293	904,911
Deferred income taxes	2,298,469	2,046,089
Other long-term liabilities	457,848	491,890

Total long-term liabilities	13,651,005	13,214,955

Total liabilities	30,082,501	29,339,411

Mezzanine equity
Model AA Class Shares, no par value,	—	479,779
authorized: 0 share in 2015 and 150,000,000 shares in 2016 issued: 0 share in 2015 and 47,100,000 shares in 2016

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value, authorized: 10,000,000,000 shares in 2015 and 2016; issued: 3,417,997,492 shares in 2015 and 3,337,997,492 shares in 2016	397,050	397,050
Additional paid-in capital	547,054	548,161
Retained earnings	15,591,947	16,794,240
Accumulated other comprehensive income (loss)	1,477,545	610,768
Treasury stock, at cost, 271,183,861 shares in 2015 and 300,321,622 shares in 2016	(1,225,465)	(1,603,284)

Total Toyota Motor Corporation shareholders’ equity	16,788,131	16,746,935

Noncontrolling interests	859,198	861,472

Total shareholders’ equity	17,647,329	17,608,407

Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	47,729,830	47,427,597

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	For the years ended March 31,
	2014	2015	2016
Net revenues
Sales of products	24,312,644	25,612,836	26,549,111
Financing operations	1,379,267	1,621,685	1,854,007

Total net revenues	25,691,911	27,234,521	28,403,118

Costs and expenses
Cost of products sold	19,988,245	20,916,362	21,456,086
Cost of financing operations	812,894	925,314	1,149,379
Selling, general and administrative	2,598,660	2,642,281	2,943,682

Total costs and expenses	23,399,799	24,483,957	25,549,147

Operating income	2,292,112	2,750,564	2,853,971

Other income (expense)
Interest and dividend income	115,410	147,122	157,862
Interest expense	(19,630)	(22,871)	(35,403)
Foreign exchange gain (loss), net	50,260	88,140	(5,573)
Other income (loss), net	2,928	(70,127)	12,524

Total other income (expense)	148,968	142,264	129,410

Income before income taxes and equity in earnings of affiliated companies	2,441,080	2,892,828	2,983,381

Provision for income taxes	767,808	893,469	878,269
Equity in earnings of affiliated companies	318,376	308,545	329,099

Net income	1,991,648	2,307,904	2,434,211

Less - Net income attributable to noncontrolling interests	(168,529)	(134,566)	(121,517)

Net income attributable to Toyota Motor Corporation	1,823,119	2,173,338	2,312,694

Note: Net income attributable to common shareholders for the fiscal year ended March 31, 2016 is 2,306,607 million yen, which is derived by deducting dividend and accretion to Model AA Class Shares of 6,087 million yen from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
- Basic	575.30	688.02	741.36

- Diluted	574.92	687.66	735.36

Cash dividends per common share	165.00	200.00	210.00

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Yen in millions
	For the years ended March 31,
	2014	2015	2016
Net income	1,991,648	2,307,904	2,434,211
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	301,889	404,352	(395,352)
Unrealized gains (losses) on securities	499,560	577,703	(312,192)
Pension liability adjustments	99,404	4,316	(209,181)

Total other comprehensive income (loss)	900,853	986,371	(916,725)

Comprehensive income	2,892,501	3,294,275	1,517,486

Less - Comprehensive income attributable to noncontrolling interests	(185,098)	(171,553)	(71,569)

Comprehensive income attributable to Toyota Motor Corporation	2,707,403	3,122,722	1,445,917

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

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2015	397,050	547,054	15,591,947	1,477,545	(1,225,465)	16,788,131	859,198	17,647,329

Equity transaction with noncontrolling interests and other		1,972	(97)			1,875	3,834	5,709
Comprehensive income
Net income			2,312,694			2,312,694	121,517	2,434,211
Other comprehensive income (loss)
Foreign currency translation adjustments				(362,965)		(362,965)	(32,387)	(395,352)
Unrealized gains (losses) on securities				(302,620)		(302,620)	(9,572)	(312,192)
Pension liability adjustments				(201,192)		(201,192)	(7,989)	(209,181)

Total comprehensive income						1,445,917	71,569	1,517,486

Accretion to Mezzanine equity			(3,638)			(3,638)		(3,638)
Dividends to Toyota Motor Corporation class shareholders			(2,449)			(2,449)		(2,449)
Dividends paid to Toyota Motor Corporation common shareholders			(704,728)			(704,728)		(704,728)
Dividends paid to noncontrolling interests							(73,129)	(73,129)
Repurchase of treasury stock					(782,871)	(782,871)		(782,871)
Reissuance of treasury stock		183			4,515	4,698		4,698
Retirement of treasury stock		(1,048)	(399,489)		400,537	—		—

Balances at March 31, 2016	397,050	548,161	16,794,240	610,768	(1,603,284)	16,746,935	861,472	17,608,407

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	For the years ended March 31,
	2014	2015	2016
Cash flows from operating activities
Net income	1,991,648	2,307,904	2,434,211
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,250,853	1,409,075	1,625,837
Provision for doubtful accounts and credit losses	49,718	78,969	159,265
Pension and severance costs, less payments	20,654	(3,161)	8,833
Losses on disposal of fixed assets	28,657	31,625	33,329
Unrealized losses on available-for-sale securities, net	6,197	2,578	9,272
Deferred income taxes	(56,279)	(26,887)	32,889
Equity in earnings of affiliated companies	(318,376)	(308,545)	(329,099)
Changes in operating assets and liabilities, and other
Increase in accounts and notes receivable	(121,926)	(69,477)	(25,180)
Increase in inventories	(110,819)	(171,001)	(68,912)
Increase in other current assets	(77,645)	(43,355)	(200,669)
Increase in accounts payable	65,312	150,058	120,381
Increase (decrease) in accrued income taxes	438,527	(246,043)	(5,516)
Increase in other current liabilities	277,659	494,254	368,923
Other	201,855	79,759	297,293

Net cash provided by operating activities	3,646,035	3,685,753	4,460,857

Cash flows from investing activities
Additions to finance receivables	(11,953,064)	(13,126,596)	(13,549,278)
Collection of finance receivables	10,990,546	12,426,475	13,067,700
Proceeds from sales of finance receivables	34,807	23,913	48,154
Additions to fixed assets excluding equipment leased to others	(970,021)	(1,146,318)	(1,282,545)
Additions to equipment leased to others	(1,708,670)	(2,211,250)	(2,776,671)
Proceeds from sales of fixed assets excluding equipment leased to others	39,191	41,547	42,147
Proceeds from sales of equipment leased to others	744,339	803,423	1,111,727
Purchases of marketable securities and security investments	(4,738,278)	(3,194,294)	(2,197,477)
Proceeds from sales of marketable securities and security investments	538,894	113,348	108,708
Proceeds upon maturity of marketable securities and security investments	2,780,433	2,569,653	3,307,107
Changes in investments and other assets, and other	(94,425)	(113,391)	(1,062,116)

Net cash used in investing activities	(4,336,248)	(3,813,490)	(3,182,544)

Cash flows from financing activities
Proceeds from issuance of long-term debt	3,890,310	5,029,018	4,845,872
Payments of long-term debt	(2,988,923)	(3,462,237)	(4,176,202)
Increase (decrease) in short-term borrowings	467,976	(288,724)	(10,903)
Proceeds from issuance of class shares	—	—	474,917
Dividends paid to Toyota Motor Corporation class shareholders	—	—	(1,225)
Dividends paid to Toyota Motor Corporation common shareholders	(396,030)	(554,933)	(704,728)
Dividends paid to noncontrolling interests	(63,065)	(69,295)	(73,129)
Reissuance (repurchase) of treasury stock	9,212	(347,784)	(778,173)

Net cash provided by (used in) financing activities	919,480	306,045	(423,571)

Effect of exchange rate changes on cash and cash equivalents	93,606	65,079	(199,871)
Net increase in cash and cash equivalents	322,873	243,387	654,871
Cash and cash equivalents at beginning of year	1,718,297	2,041,170	2,284,557

Cash and cash equivalents at end of year	2,041,170	2,284,557	2,939,428

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

Other costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥419,409 million, ¥435,150 million and ¥489,036 million for the years ended March 31, 2014, 2015 and 2016, respectively.

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

Research and development costs are expensed as incurred. Research and development costs were ¥910,517 million, ¥1,004,547 million and ¥1,055,672 million for the years ended March 31, 2014, 2015 and 2016, respectively.

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

As of March 31, 2015 and 2016, finance receivables on nonaccrual status are as follows:

	Yen in millions
	March 31,
	2015	2016
Retail	7,629	8,107
Finance leases	5,562	682
Wholesale	11,573	16,122
Real estate	8,592	16,801
Working capital	446	822

	33,802	42,534

As of March 31, 2015 and 2016, finance receivables 90 days or more past due and accruing are as follows:

	Yen in millions
	March 31,
	2015	2016
Retail	28,147	23,419
Finance leases	3,954	3,984

	32,101	27,403

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories -

Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” (“LIFO”) basis. Inventories valued on the LIFO basis totaled ¥402,180 million and ¥382,660 million at March 31, 2015 and 2016, respectively. Had the “first-in, first-out” basis been used for those companies using the LIFO basis, inventories would have been ¥39,165 million and ¥13,297 million higher than reported at March 31, 2015 and 2016, respectively.

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

Net income attributable to Toyota Motor Corporation per common share -

Basic net income attributable to Toyota Motor Corporation per common share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during the reported period. The calculation of diluted net income attributable to Toyota Motor Corporation per common share is done by adjusting net income attributable to common shareholders and the weighted-average number of common shares outstanding, which includes the additional dilution from the assumed conversion of model AA class shares and the assumed exercise of dilutive stock options.

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

Accounting changes -

In April 2014, the FASB issued updated guidance on reporting discontinued operations and disclosures of disposals of components of an entity. Under the new guidance, only disposals that represent a strategic shift and that have (or will have) a major effect on an entity’s operations and financial results should be presented as discontinued operations. Toyota adopted this guidance on April 1, 2015. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

Recent pronouncements to be adopted in future periods -

In May 2014, the FASB issued updated guidance on the recognition of revenue from contracts with customers. This guidance will supersede the current revenue recognition guidance. In August 2015, the FASB issued updated guidance on the deferral of the effective date. As a result, this guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

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

In April 2015, the FASB issued updated guidance that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. In August 2015, the FASB issued an additional update which clarifies that debt issuance costs for line of credit agreements may continue to be deferred and amortized. This guidance is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance to help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement. This guidance is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In May 2015, the FASB issued updated guidance on disclosures for investments in certain entities that calculate net asset value per share. This guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. This guidance is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In July 2015, the FASB issued updated guidance to simplify the measurement of inventory. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In November 2015, the FASB issued updated guidance to simplify the balance sheet classification of deferred taxes. This guidance will require that deferred tax assets and liabilities be classified as noncurrent on the balance sheet. This guidance is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Current deferred tax assets were ¥967.6 billion and current deferred tax liabilities were ¥28.1 billion, as of March 31, 2016.

In January 2016, the FASB issued updated guidance for financial instruments. This guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments and will require entities to measure equity investments at fair value and recognize any changes in fair value in net income. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In February 2016, the FASB issued updated guidance for leases. This guidance will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In March 2016, the FASB issued updated guidance for effect of derivative contract novations on existing hedge accounting relationships. This guidance clarifies that a change in the counterparty to a designated derivative hedging instrument does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In March 2016, the FASB issued updated guidance for contingent put and call options in debt instruments. This guidance clarifies whether embedded contingent put and call options are clearly and closely related to the debt host when bifurcating embedded derivatives. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In June 2016, the FASB issued updated guidance for measurement of credit losses on financial instruments. This guidance introduces an approach to estimate credit losses on certain types of financial instruments based on expected losses. It also modifies the impairment model for available-for-sale debt securities. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

Reclassifications -

Certain prior year amounts have been reclassified to conform to the presentations as of and for the year ended March 31, 2016.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Supplemental cash flow information:

Cash payments for income taxes were ¥411,133 million, ¥1,145,808 million and ¥884,589 million for the years ended March 31, 2014, 2015 and 2016, respectively. Interest payments during the years ended March 31, 2014, 2015 and 2016 were ¥352,590 million, ¥369,770 million and ¥381,280 million, respectively.

Capital lease obligations of ¥3,422 million, ¥3,709 million and ¥6,546 million were incurred for the years ended March 31, 2014, 2015 and 2016, respectively.

4. Acquisitions and dispositions:

During the years ended March 31, 2014, 2015 and 2016, Toyota made several acquisitions and dispositions, however the assets and liabilities acquired or transferred were not material.

5. Marketable securities and other securities investments:

Marketable securities and other securities investments include public and corporate bonds and common stocks for which the aggregate cost, gross unrealized gains and losses and fair value are as follows:

	Yen in millions
	March 31, 2015
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Public and corporate bonds	6,848,348	337,341	4,738	7,180,951
Common stocks	621,750	2,083,164	100	2,704,814
Other	387,085	43,649	12	430,722

Total	7,857,183	2,464,154	4,850	10,316,487

Securities not practicable to determine fair value
Public and corporate bonds	20,404
Common stocks	77,334

Total	97,738

	Yen in millions
	March 31, 2016
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Public and corporate bonds	5,706,026	261,226	15,671	5,951,581
Common stocks	661,796	1,897,439	304	2,558,931
Other	318,240	30,282	40	348,482

Total	6,686,062	2,188,947	16,015	8,858,994

Securities not practicable to determine fair value
Public and corporate bonds	20,253
Common stocks	71,941

Total	92,194

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Public and corporate bonds included in available-for-sale represent 43% of Japanese bonds, and 57% of U.S., European and other bonds as of March 31, 2015, and 37% of Japanese bonds, and 63% of U.S., European and other bonds as of March 31, 2016. Listed stocks on the Japanese stock markets represent 88% and 90% of common stocks which are included in available-for-sale as of March 31, 2015 and 2016, respectively. Public and corporate bonds include government bonds, and “Other” includes investment trusts.

Unrealized losses continuing over a 12 month period or more in the aggregate were not material as of March 31, 2015 and 2016.

As of March 31, 2015 and 2016, maturities of public and corporate bonds included in available-for-sale are mainly from 1 to 10 years.

Proceeds from sales of available-for-sale securities were ¥538,894 million, ¥113,348 million and ¥108,708 million for the years ended March 31, 2014, 2015 and 2016, respectively. On those sales, gross realized gains were ¥25,099 million, ¥17,912 million and ¥9,500 million and gross realized losses were ¥404 million, ¥161 million and ¥365 million, respectively.

During the years ended March 31, 2014, 2015 and 2016, Toyota recognized impairment losses on available-for-sale securities of ¥6,197 million, ¥2,578 million and ¥9,272 million, respectively, which are included in “Other income (loss), net” and other in the accompanying consolidated statements of income.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Finance receivables:

Finance receivables consist of the following:

	Yen in millions
	March 31,
	2015	2016
Retail	12,015,844	11,156,798
Finance leases	1,158,361	1,144,312
Wholesale and other dealer loans	3,124,079	2,994,171

	16,298,284	15,295,281
Deferred origination costs	179,905	169,467
Unearned income	(837,124)	(754,836)
Allowance for credit losses
Retail	(109,316)	(98,853)
Finance leases	(29,303)	(24,600)
Wholesale and other dealer loans	(30,053)	(30,828)

Total allowance for credit losses	(168,672)	(154,281)

Total finance receivables, net	15,472,393	14,555,631
Less - Current portion	(6,269,862)	(5,912,684)

Noncurrent finance receivables, net	9,202,531	8,642,947

Finance receivables were geographically distributed as follows: in North America 59.3%, in Asia 12.8%, in Europe 9.5%, in Japan 7.9% and in Other 10.5% as of March 31, 2015, and in North America 59.1%, in Asia 11.9%, in Europe 10.3%, in Japan 8.3% and in Other 10.4% as of March 31, 2016.

The contractual maturities of retail receivables, the future minimum lease payments on finance leases and the contractual maturities of wholesale and other dealer loans at March 31, 2016 are summarized as follows:

	Yen in millions
Years ending March 31,	Retail	Finance leases	Wholesale and other dealer loans
2017	3,708,910	297,674	2,204,683
2018	2,745,820	225,249	259,953
2019	2,154,888	175,003	180,465
2020	1,418,530	79,702	118,401
2021	727,919	27,731	100,245
Thereafter	400,731	4,729	130,424

	11,156,798	810,088	2,994,171

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finance leases consist of the following:

	Yen in millions
	March 31,
	2015	2016
Minimum lease payments	835,491	810,088
Estimated unguaranteed residual values	322,870	334,224

	1,158,361	1,144,312
Deferred origination costs	4,791	5,135
Less - Unearned income	(98,915)	(95,213)
Less - Allowance for credit losses	(29,303)	(24,600)

Finance leases, net	1,034,934	1,029,634

Toyota is exposed to credit risk on Toyota’s finance receivables. Credit risk is the risk of loss arising from the failure of customers or dealers to meet the terms of their contracts with Toyota or otherwise fail to perform as agreed. Toyota estimates allowance for credit losses by variety of credit-risk evaluation process to cover probable and estimable losses above.

The table below shows the amount of the finance receivables segregated into aging categories based on the number of days outstanding as of March 31, 2015 and 2016:

	Yen in millions
	March 31, 2015
	Retail	Finance leases	Wholesale	Real estate	Working capital
Current	11,821,070	1,147,488	1,540,395	854,791	728,689
30-59 days past due	129,649	4,179	2	70	—
60-89 days past due	29,552	1,985	—	—	—
90 days or greater past due	35,573	4,709	—	26	106

Total	12,015,844	1,158,361	1,540,397	854,887	728,795

	Yen in millions
	March 31, 2016
	Retail	Finance leases	Wholesale	Real estate	Working capital
Current	10,966,689	1,135,474	1,482,697	817,896	692,784
30-59 days past due	128,603	2,896	1	—	—
60-89 days past due	29,995	1,465	—	—	—
90 days or greater past due	31,511	4,477	3	480	310

Total	11,156,798	1,144,312	1,482,701	818,376	693,094

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below show the recorded investment for each credit quality of the finance receivable within the wholesale and other dealer loan receivables portfolio segment in the United States and other regions as of March 31, 2015 and 2016:

United States

The wholesale and other dealer loan receivables portfolio segment is primarily segregated into credit qualities below based on internal risk assessments by dealers.

Performing: Account not classified as either Credit Watch, At Risk or Default

Credit Watch: Account designated for elevated attention

At Risk:	Account where there is an increased likelihood that default may exist based on qualitative and quantitative factors
Default:	Account is not currently meeting contractual obligations or we have temporarily waived certain contractual requirements

	Yen in millions
	March 31, 2015
	Wholesale	Real estate	Working capital	Total
Performing	960,542	454,451	197,369	1,612,362
Credit Watch	136,537	101,221	21,197	258,955
At Risk	7,230	4,476	3,806	15,512
Default	4,340	482	273	5,095

Total	1,108,649	560,630	222,645	1,891,924

	Yen in millions
	March 31, 2016
	Wholesale	Real estate	Working capital	Total
Performing	912,643	430,673	189,969	1,533,285
Credit Watch	117,346	85,963	25,753	229,062
At Risk	12,683	12,311	1,937	26,931
Default	976	1,085	151	2,212

Total	1,043,648	530,032	217,810	1,791,490

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2016
	Wholesale	Real estate	Working capital	Total
Performing	436,839	284,512	474,731	1,196,082
Default	2,214	3,832	553	6,599

Total	439,053	288,344	475,284	1,202,681

The tables below summarize information about impaired finance receivables:

	Yen in millions
	Recorded investment		Unpaid principal balance		Individually evaluated allowance
	March 31,		March 31,		March 31,
	2015	2016	2015	2016	2015	2016
Impaired account balances individually evaluated for impairment with an allowance:
Wholesale	11,810	13,374	11,810	13,374	2,387	1,303
Real estate	8,136	13,891	8,136	13,891	2,054	1,934
Working capital	4,881	4,851	4,881	4,851	4,376	3,916

Total	24,827	32,116	24,827	32,116	8,817	7,153

Impaired account balances individually evaluated for impairment without an allowance:
Wholesale	13,644	21,056	13,644	21,056
Real estate	10,935	11,098	10,935	11,098
Working capital	312	388	312	388

Total	24,891	32,542	24,891	32,542

Impaired account balances aggregated and evaluated for impairment:
Retail	32,907	27,854	32,541	27,149
Finance leases	118	85	104	75

Total	33,025	27,939	32,645	27,224

Total impaired account balances:
Retail	32,907	27,854	32,541	27,149
Finance leases	118	85	104	75
Wholesale	25,454	34,430	25,454	34,430
Real estate	19,071	24,989	19,071	24,989
Working capital	5,193	5,239	5,193	5,239

Total	82,743	92,597	82,363	91,882

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	Average impaired finance receivables		Interest income recognized
	For the years ended March 31,		For the years ended March 31,
	2015	2016	2015	2016
Total impaired account balances:
Retail	33,722	31,368	2,389	2,155
Finance leases	155	96	4	2
Wholesale	13,977	29,315	110	481
Real estate	14,634	23,441	439	721
Working capital	3,813	5,486	110	240

Total	66,301	89,706	3,052	3,599

The amount of finance receivables modified as a troubled debt restructuring for the year ended March 31, 2016 was not significant for all classes of finance receivables. Finance receivables modified as troubled debt restructurings for the year ended March 31, 2016 and for which there was a payment default were not significant for all classes of such receivables.

7. Other receivables:

Other receivables relate to arrangements with certain component manufacturers whereby Toyota procures inventory for these component manufactures and is reimbursed for the related purchases.

8. Inventories:

Inventories consist of the following:

	Yen in millions
	March 31,
	2015	2016
Finished goods	1,365,818	1,323,477
Raw materials	401,040	367,079
Work in process	270,113	265,570
Supplies and other	100,647	105,385

Total	2,137,618	2,061,511

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Vehicles and equipment on operating leases:

Vehicles and equipment on operating leases consist of the following:

	Yen in millions
	March 31,
	2015	2016
Vehicles	5,169,524	5,778,463
Equipment	163,195	12,836
Less - Deferred income and other	(132,733)	(138,677)

	5,199,986	5,652,622
Less - Accumulated depreciation	(1,080,936)	(1,133,785)
Less - Allowance for credit losses	(9,366)	(13,049)

Vehicles and equipment on operating leases, net	4,109,684	4,505,788

Rental income from vehicles and equipment on operating leases was ¥586,983 million, ¥726,515 million and ¥891,733 million for the years ended March 31, 2014, 2015 and 2016, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

Years ending March 31,	Yen in millions
2017	738,681
2018	500,855
2019	225,526
2020	48,217
2021	11,719
Thereafter	1,355

Total minimum future rentals	1,526,353

The future minimum rentals as shown above should not be considered indicative of future cash collections.

10. Allowance for doubtful accounts and credit losses:

The net changes in the allowance for doubtful accounts relating to trade accounts and notes receivable for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Yen in millions
	For the years ended March 31,
	2014	2015	2016
Allowance for doubtful accounts at beginning of year	46,144	47,518	50,410
Provision for doubtful accounts, net of reversal	3,405	(1,598)	69,029
Write-offs	(1,162)	(289)	(20,649)
Other	(869)	4,779	(3,937)

Allowance for doubtful accounts at end of year	47,518	50,410	94,853

“Other” includes the impact of currency translation adjustments for the years ended March 31, 2014, 2015 and 2016.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A portion of the allowance for doubtful accounts balance at March 31, 2015 and 2016 totaling ¥9,561 million and ¥10,884 million, respectively, is attributed to certain non-current receivable balances which are reported as “Other” assets in the consolidated balance sheets.

The net changes in the allowance for credit losses relating to finance receivables and vehicles and equipment on operating leases for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Yen in millions
	For the years ended March 31,
	2014	2015	2016
Allowance for credit losses at beginning of year	147,049	153,602	178,038
Provision for credit losses, net of reversal	46,313	80,567	90,236
Charge-offs	(65,359)	(84,310)	(102,948)
Recoveries	16,662	18,173	22,356
Other	8,937	10,006	(20,352)

Allowance for credit losses at end of year	153,602	178,038	167,330

“Other” primarily includes the impact of currency translation adjustments for the years ended March 31, 2014, 2015 and 2016.

The net changes in the allowance for credit losses above relating to retail receivables portfolio segment, finance lease receivables portfolio segment and wholesale and other dealer loan receivables portfolio segment for the years ended March 31, 2014, 2015 and 2016 are as follows:

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2016
	Retail	Finance leases	Wholesale and other dealer loans
Allowance for credit losses at beginning of year	109,316	29,303	30,053
Provision for credit losses, net of reversal	65,677	1,742	4,962
Charge-offs	(83,116)	(3,833)	(667)
Recoveries	18,999	380	230
Other	(12,023)	(2,992)	(3,750)

Allowance for credit losses at end of year	98,853	24,600	30,828

11. Affiliated companies and variable interest entities:

Investments in and transactions with affiliated companies -

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions
	March 31,
	2015	2016
Current assets	11,380,649	11,299,674
Noncurrent assets	11,890,150	10,961,889

Total assets	23,270,799	22,261,563

Current liabilities	7,330,762	7,414,894
Long-term liabilities and noncontrolling interests	5,965,242	5,509,745
Affiliated companies accounted for by the equity method shareholders’ equity	9,974,795	9,336,924

Total liabilities and shareholders’ equity	23,270,799	22,261,563

Toyota’s share of affiliated companies accounted for by the equity method shareholders’ equity	2,691,222	2,631,389

Number of affiliated companies accounted for by the equity method at end of period	54	54

	Yen in millions
	For the years ended March 31,
	2014	2015	2016
Net revenues	28,289,687	30,163,457	31,037,029

Gross profit	3,385,048	3,614,946	3,852,899

Net income attributable to affiliated companies accounted for by the equity method	963,003	966,133	957,742

Equity in earnings of affiliated companies attributable to Toyota Motor Corporation	318,376	308,545	329,099

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Entities comprising a significant portion of Toyota’s investment in affiliated companies and percentage of ownership are presented below:

	Percentage of ownership
	March 31,
Name of affiliated companies	2015	2016
Denso Corporation	24.9%	24.9%
Toyota Industries Corporation	24.6%	24.6%
Aisin Seiki Co., Ltd.	23.3%	23.3%
Toyota Tsusho Corporation	22.0%	22.0%
Toyoda Gosei Co., Ltd.	43.0%	43.0%

Certain affiliated companies accounted for by the equity method with carrying amounts of ¥2,010,249 million and ¥1,950,661 million at March 31, 2015 and 2016, respectively, were quoted on various established markets at an aggregate value of ¥2,889,079 million and ¥2,470,588 million, respectively. Toyota evaluated its investments in affiliated companies, considering the length of time and the extent to which the quoted market prices have been less than the carrying amounts, the financial condition and near-term prospects of the affiliated companies and Toyota’s ability and intent to retain those investments in the companies for a period of time. Toyota did not recognize any impairment loss for the years ended March 31, 2014, 2015 and 2016.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions
	March 31,
	2015	2016
Trade accounts and notes receivable, and other receivables	266,999	256,700
Accounts payable and other payables	635,878	676,415

	Yen in millions
	For the years ended March 31,
	2014	2015	2016
Net revenues	1,854,708	1,785,238	1,804,493
Purchases	4,289,583	5,065,613	4,359,854

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2014, 2015 and 2016 were ¥147,039 million, ¥174,485 million and ¥186,212 million, respectively.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Related to securitization transactions, ¥1,845,092 million and ¥2,087,303 million retail finance receivables, ¥144,729 million and ¥290,873 million vehicles on operating leases, ¥112,004 million and ¥126,012 million restricted cash and ¥1,572,185 million and ¥1,903,189 million secured debt were included in Toyota’s consolidated financial statements as of March 31, 2015 and 2016, respectively. The creditors of the VIEs do not have recourse to Toyota’s general credit with the exception of debts guaranteed by Toyota. Risks to which Toyota is exposed including credit, interest rate, and/or prepayment risks are not incremental compared with the situation before Toyota enters into securitization transactions.

As for VIEs other than those specified above, neither the aggregate size nor Toyota’s involvements are material to Toyota’s consolidated financial statements.

12. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2015 and 2016 consist of the following:

	Yen in millions
	March 31,
	2015	2016
Loans, principally from banks, with a weighted-average interest at March 31, 2015 and March 31, 2016 of 2.83% and of 2.05% per annum, respectively	1,167,792	1,068,417
Commercial paper with a weighted-average interest at March 31, 2015 and March 31, 2016 of 0.41% and of 0.71% per annum, respectively	3,880,396	3,629,717

	5,048,188	4,698,134

As of March 31, 2016, Toyota has unused short-term lines of credit amounting to ¥1,900,499 million of which ¥560,218 million related to commercial paper programs. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2015 and 2016 comprises the following:

	Yen in millions
	March 31,
	2015	2016
Unsecured loans, representing obligations principally to banks, due 2015 to 2029 in 2015 and due 2016 to 2035 in 2016 with a weighted-average interest at March 31, 2015 and March 31, 2016 of 2.36% and of 2.24% per annum, respectively	3,712,598	3,403,347
Secured loans, representing obligations principally to finance receivables securitization due 2015 to 2030 in 2015 and due 2016 to 2030 in 2016 with a weighted-average interest at March 31, 2015 and March 31, 2016 of 0.95% and of 1.11% per annum, respectively	1,594,489	1,909,830
Medium-term notes of consolidated subsidiaries, due 2015 to 2047 in 2015 and due 2016 to 2047 in 2016 with a weighted-average interest at March 31, 2015 and March 31, 2016 of 2.19% and of 2.05% per annum, respectively	6,740,355	6,409,141
Unsecured notes of parent company, due 2015 to 2024 in 2015 and due 2016 to 2024 in 2016 with a weighted-average interest at March 31, 2015 and March 31, 2016 of 1.34% and of 1.43% per annum, respectively	380,000	350,000
Unsecured notes of consolidated subsidiaries, due 2015 to 2032 in 2015 and due 2016 to 2031 in 2016 with a weighted-average interest at March 31, 2015 and March 31, 2016 of 2.49% and of 2.30% per annum, respectively	1,469,218	1,467,199
Secured notes of consolidated subsidiaries, due 2016 to 2018 in 2015 and due 2016 to 2019 in 2016 with a weighted-average interest at March 31, 2015 and March 31, 2016 of 8.95% and of 8.58% per annum, respectively	13,580	34,000
Long-term capital lease obligations, due 2015 to 2030 in 2015 and due 2016 to 2035 in 2016 with interest ranging from 0.50% to 14.73% per annum in 2015 and from 0.23% to 14.73% per annum in 2016	19,459	21,502

	13,929,699	13,595,019
Less - Current portion due within one year	(3,915,304)	(3,822,954)

	10,014,395	9,772,065

As of March 31, 2016, approximately 49%, 12%, 9% and 30% of long-term debt are denominated in U.S. dollars, Japanese yen, Australian dollars and other currencies, respectively.

As of March 31, 2016, property, plant and equipment with a book value of ¥335,332 million and other assets aggregating ¥2,148,534 million were pledged as collateral mainly for certain debt obligations of subsidiaries. These other assets principally consist of securitized finance receivables.

The aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Years ending March 31,	Yen in millions
2017	3,822,954
2018	2,803,663
2019	2,605,601
2020	1,924,979
2021	1,218,586

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Standard agreements with certain banks include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. During the year ended March 31, 2016, Toyota has not received any significant requests from these banks.

As of March 31, 2016, Toyota has unused long-term lines of credit amounting to ¥7,223,398 million.

Interest expense during the years ended March 31, 2014, 2015 and 2016 were ¥316,054 million, ¥347,030 million and ¥377,310 million, respectively. Interest expense related to the financial services business is included in “Cost of financing operations” in the accompanying consolidated statements of income.

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

The net changes in liabilities for quality assurances above for the years ended March 31, 2014, 2015 and 2016 consist of the following:

	Yen in millions
	For the years ended March 31,
	2014	2015	2016
Liabilities for quality assurances at beginning of year	1,003,023	1,154,021	1,328,916
Payments made during year	(383,572)	(509,488)	(501,073)
Provision for quality assurances	524,442	686,006	636,719
Changes relating to pre-existing quality assurances	(7,248)	(25,619)	(39,225)
Other	17,376	23,996	(21,573)

Liabilities for quality assurances at end of year	1,154,021	1,328,916	1,403,764

“Other” primarily includes the impact of currency translation adjustments and the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the net changes in liabilities for recalls and other safety measures which are comprised in liabilities for quality assurances above for the years ended March 31, 2014, 2015 and 2016.

	Yen in millions
	For the years ended March 31,
	2014	2015	2016
Liabilities for recalls and other safety measures at beginning of year	566,406	680,475	755,050
Payments made during year	(207,652)	(357,447)	(347,861)
Provision for recalls and other safety measures	315,574	421,618	524,100
Other	6,147	10,404	(5,814)

Liabilities for recalls and other safety measures at end of year	680,475	755,050	925,475

14. Other payables:

Other payables are mainly related to purchases of property, plant and equipment and non-manufacturing purchases.

15. Income taxes:

The components of income before income taxes comprise the following:

	Yen in millions
	For the years ended March 31,
	2014	2015	2016
Income before income taxes:
Parent company and domestic subsidiaries	1,621,013	1,685,909	1,834,413
Foreign subsidiaries	820,067	1,206,919	1,148,968

	2,441,080	2,892,828	2,983,381

The provision for income taxes consists of the following:

	Yen in millions
	For the years ended March 31,
	2014	2015	2016
Current income tax expense:
Parent company and domestic subsidiaries	634,458	552,122	591,868
Foreign subsidiaries	189,629	368,234	253,512

Total current	824,087	920,356	845,380

Deferred income tax expense (benefit):
Parent company and domestic subsidiaries	(122,898)	(77,653)	(40,934)
Foreign subsidiaries	66,619	50,766	73,823

Total deferred	(56,279)	(26,887)	32,889

Total provision	767,808	893,469	878,269

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 37.6%, 35.2% and 32.9% for the years ended March 31, 2014, 2015 and 2016, respectively. The statutory tax rates in effect for the year in which the temporary differences are expected to reverse are used to calculate the tax effects of temporary differences which are expected to reverse in the future years. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the years ended March 31,
	2014	2015	2016
Statutory tax rate	37.6%	35.2%	32.9%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	2.2	1.5	0.3
Deferred tax liabilities on undistributed earnings of foreign subsidiaries	1.5	1.0	1.0
Deferred tax liabilities on undistributed earnings of affiliated companies accounted for by the equity method	3.0	2.5	2.4
Valuation allowance	(4.3)	(0.5)	(0.4)
Tax credits	(6.5)	(5.3)	(4.7)
The difference between the statutory tax rate in Japan and that of foreign subsidiaries	(3.2)	(2.4)	(1.3)
Unrecognized tax benefits adjustments	0.0	3.2	0.2
Revision to reduce deferred tax assets and liabilities at the fiscal year-end due to changes in tax rates	0.9	(1.9)	(0.5)
Other	0.3	(2.4)	(0.5)

Effective income tax rate	31.5%	30.9%	29.4%

“Unrecognized tax benefits adjustments” for the year ended March 31, 2015 reflects a charge for the settlement of a pre 2012 tax position in a foreign jurisdiction.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31,
	2015	2016
Deferred tax assets
Accrued pension and severance costs	184,215	283,713
Accrued expenses and liabilities for quality assurances	573,246	586,628
Other accrued employees’ compensation	126,366	116,420
Operating loss carryforwards for tax purposes	259,896	201,957
Tax credit carryforwards	42,059	22,687
Property, plant and equipment and other assets	220,226	241,454
Other	288,012	321,022

Gross deferred tax assets	1,694,020	1,773,881
Less - Valuation allowance	(169,811)	(151,665)

Total deferred tax assets	1,524,209	1,622,216

Deferred tax liabilities
Unrealized gains on securities, net	(810,192)	(692,972)
Undistributed earnings of foreign subsidiaries	(27,692)	(30,112)
Undistributed earnings of affiliated companies accounted for by the equity method	(686,692)	(656,448)
Basis difference of acquired assets	(31,946)	(31,171)
Lease transactions	(1,162,540)	(1,073,518)
Other	(21,597)	(93,206)

Gross deferred tax liabilities	(2,740,659)	(2,577,427)

Net deferred tax liability	(1,216,450)	(955,211)

The deferred tax assets and liabilities above that comprise the net deferred tax liability are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31,
	2015	2016
Deferred tax assets
Deferred income taxes (Current assets)	978,179	967,607
Investments and other assets - Other	132,548	151,431
Deferred tax liabilities
Other current liabilities	(28,708)	(28,160)
Deferred income taxes (Long-term liabilities)	(2,298,469)	(2,046,089)

Net deferred tax liability	(1,216,450)	(955,211)

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

Operating loss carryforwards for tax purposes as of March 31, 2016 in Japan and foreign countries were ¥22,266 million and ¥613,285 million, respectively, and are available as an offset against future taxable income. The majority of these carryforwards in Japan and foreign countries expire in years 2017 to 2025 and expire in years 2017 to 2036, respectively. Tax credit carryforwards as of March 31, 2016 in Japan and foreign countries were ¥1,137 million and ¥21,550 million, respectively, and the majority of these carryforwards in Japan and foreign countries expire in years 2017 to 2019 and expire in years 2017 to 2035, respectively.

The valuation allowance mainly relates to deferred tax assets of operating loss and foreign tax credit carryforwards for tax purposes that are not more-likely-than-not to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2014, 2015 and 2016 consist of the following:

	Yen in millions
	For the years ended March 31,
	2014	2015	2016
Valuation allowance at beginning of year	284,835	189,894	169,811
Additions	23,390	34,485	33,243
Deductions	(128,928)	(50,247)	(43,723)
Other	10,597	(4,321)	(7,666)

Valuation allowance at end of year	189,894	169,811	151,665

“Other” includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments during the years ended March 31, 2014, 2015 and 2016.

Because management intends to reinvest undistributed earnings of foreign subsidiaries to the extent not expected to be remitted in the foreseeable future, management has made no provision for income taxes on those undistributed earnings aggregating ¥3,348,031 million as of March 31, 2016. Toyota estimates an additional tax provision of ¥130,615 million would be required if the full amount of those undistributed earnings were remitted.

A summary of the gross unrecognized tax benefits changes for the years ended March 31, 2014, 2015 and 2016 is as follows:

	Yen in millions
	For the years ended March 31,
	2014	2015	2016
Balance at beginning of year	22,447	19,393	13,644
Additions based on tax positions related to the current year	310	593	1,001
Additions for tax positions of prior years	491	94,852	6,378
Reductions for tax positions of prior years	(1,273)	(4,015)	(77)
Reductions for tax positions related to lapse of statute of limitations	—	(58)	(7)
Reductions for settlements	(3,771)	(98,929)	(427)
Other	1,189	1,808	(1,262)

Balance at end of year	19,393	13,644	19,250

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was not material at March 31, 2014, 2015 and 2016, respectively. Toyota does not believe it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

Interest and penalties related to income tax liabilities are included in “Other income (loss), net”. The amounts of interest and penalties accrued as of and recognized for the years ended March 31, 2014, 2015 and 2016, were not material.

Toyota remains subject to income tax examination for the tax returns related to the years beginning on and after April 1, 2009 and January 1, 2000, with various tax jurisdictions in Japan and foreign countries, respectively.

16. Class Shares:

Toyota Motor Corporation (“TMC”) issued First Series Model AA Class Shares (the “Model AA Class Shares”) on July 24, 2015. Presented below is additional information regarding the Model AA Class Shares:

Total number of shares issued	:	47,100,000 shares

Issue price	:	10,598 yen per share

Purchase price	:	10,121.09 yen per share

Voting rights	:	Model AA Class Shares shall have voting rights. The number of shares constituting one unit with respect to Model AA Class Shares shall be 100.

Restrictions on transfer	:	Model AA Class Shares shall have restrictions on transfer.

Dividends	:	(1) If the record date falls in the fiscal year ending on March 31, 2016 : 0.5% of the issue price
(2) If the record date falls in the fiscal year ending on March 31, 2017 through March 31, 2020 : the annual dividend rate for the previous fiscal year plus 0.5% of the issue price
(3) If the record date falls in the fiscal year ending on March 31, 2021 or later : 2.5% of the issue price

Shareholder’s right	:

(1)    Shareholder’s conversion right into Common Shares

         Shareholders of the Model AA Class Shares may demand TMC to acquire all or a part of their Model AA Class Shares in exchange for Common Shares on the first business day of April and October of every year, starting October 1, 2020.

(2)    Shareholder’s cash put option

         Shareholders of the Model AA Class Shares may demand TMC to acquire all or a part of their Model AA Class Shares in exchange for cash on the last business day of March, June, September and December of each year, starting on September 1, 2020.

TMC’s right	:	TMC may acquire, on or after April 2, 2021, all of the outstanding Model AA Class Shares in exchange for cash.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Model AA Class Shares will not be treated as shareholders’ equity because the shareholders of the Model AA Class Shares will have cash put options and hence, the Model AA Class Shares will be reported as mezzanine equity, a separate line item between liabilities and shareholders’ equity.

As of March 31, 2016, unpaid dividends which are included in mezzanine equity were ¥1,224 million.

The difference between the issuance amount and initial carrying amount of the mezzanine equity is adjusted for accretion of the mezzanine equity over a period of time from the issuance date until the Class Shares can first be redeemed.

17. Shareholders’ equity:

Changes in the number of shares of common stock issued have resulted from the following:

	For the years ended March 31,
	2014	2015	2016
Common stock issued
Balance at beginning of year	3,447,997,492	3,447,997,492	3,417,997,492
Issuance during the year	—	—	—
Purchase and retirement	—	(30,000,000)	(80,000,000)

Balance at end of year	3,447,997,492	3,417,997,492	3,337,997,492

The Companies Act provides that an amount equal to 10% of distributions from surplus paid by the parent company and its Japanese subsidiaries be appropriated as a capital reserve or a retained earnings reserve. No further appropriations are required when the total amount of the capital reserve and the retained earnings reserve reaches 25% of stated capital.

The retained earnings reserve included in retained earnings as of March 31, 2015 and 2016 were ¥186,555 million and ¥182,518 million, respectively. The Companies Act provides that the retained earnings reserve of the parent company and its Japanese subsidiaries is restricted and unable to be used for dividend payments, and is excluded from the calculation of the profit available for dividend.

The amounts of statutory retained earnings of the parent company available for dividend payments to shareholders were ¥7,635,250 million and ¥7,964,099 million as of March 31, 2015 and 2016, respectively. In accordance with customary practice in Japan, the distributions from surplus are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings at March 31, 2016 include amounts representing year-end cash dividends of ¥334,144 million, ¥110 per common share, which were resolved at the Meeting of the Board of Directors held on May 11, 2016.

Retained earnings at March 31, 2016 include ¥2,003,566 million relating to equity in undistributed earnings of affiliated companies accounted for by the equity method.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reissuance, repurchase and retirement of treasury stock for the years ended March 31, 2015 and 2016 are as follows:

For the year ended March 31, 2015

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

Details of matters relating to reissuance -

Number of common shares reissued	30,000,000 shares
Price of reissuance	¥1 per share
Amount of proceeds	¥30 million

Repurchase of treasury stock

Reason for repurchasing treasury stock -

The repurchase was made to avoid the dilution of common share value triggered by the reissuance of treasury stock described above, and to promote capital efficiency and agile capital policy in view of the business environment.

Details of matters relating to repurchase -

Number of common shares repurchased	55,521,900 shares
Total purchase price for repurchase of shares	¥359,994 million

Retirement of treasury stock

Reason for retiring treasury stock -

The retirement was made to relieve concerns regarding the dilution of common share value due to reissuance of treasury stock in the future.

Details of matters relating to retirement -

Number of common shares retired	30,000,000 shares

The amount on retirement of treasury stock and the amount of the difference between fair value and book value of treasury stock on reissuance for the Foundation were treated as a reduction in additional paid-in capital and retained earnings and the amount of the difference between amount of proceeds and fair value of treasury stock on reissuance was included in Other income (expense). The fair value of treasury stock was measured using a dividend discount model due to the restrictions on transfer in the reissued stock for the Foundation. As a result, treasury stock, additional paid-in capital, retained earnings and Other income (expense) decreased by ¥246,807 million, ¥4,624 million, ¥142,753 million and ¥99,400 million, respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2016

Repurchase of treasury stock

Reason for repurchasing treasury stock -

The repurchase was made to avoid the dilution of common share value as a result of the issuance of the First Series Model AA Class Shares.

Details of matters relating to repurchase -

Number of common shares repurchased	47,100,000 shares
Total purchase price for repurchase of shares	¥349,935 million

Reason for repurchasing treasury stock -

The repurchase was made to return capital to shareholders in addition to promoting capital efficiency and agile capital policy in view of the business environment.

Details of matters relating to repurchase -

Number of common shares repurchased	62,942,900 shares
Total purchase price for repurchase of shares	¥432,692 million

Retirement of treasury stock

Reason for retiring treasury stock -

The retirement was made to relieve concerns regarding the dilution of common share value due to reissuance of treasury stock in the future.

Details of matters relating to retirement -

Number of common shares retired	80,000,000 shares

The amount on retirement of treasury stock was treated as a reduction in additional paid-in capital and retained earnings. As a result, treasury stock, additional paid-in capital and retained earnings decreased by ¥400,537 million, ¥1,048 million and ¥399,489 million, respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Accumulated other comprehensive income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
Balance at March 31, 2013	(813,480)	666,813	(209,456)	(356,123)
Other comprehensive income (loss) before reclassifications, net of taxes of ¥(25,139) million, ¥(255,959) million, ¥(44,987) million and ¥(326,085) million	301,889	507,566	91,507	900,962
Reclassifications, net of taxes of ¥— million, ¥5,209 million, ¥(4,682) million and ¥527 million	—	(8,006)	7,897	(109)

Other comprehensive income (loss), net of tax	301,889	499,560	99,404	900,853
Less - Other comprehensive income attributable to noncontrolling interests	(4,947)	(5,810)	(5,812)	(16,569)

Balance at March 31, 2014	(516,538)	1,160,563	(115,864)	528,161
Other comprehensive income (loss) before reclassifications, net of taxes of ¥(8,742) million, ¥(309,767) million, ¥2,853 million and ¥(315,656) million	404,352	596,417	621	1,001,390
Reclassifications, net of taxes of ¥— million, ¥11,013 million, ¥(2,153) million and ¥8,860 million	—	(18,714)	3,695	(15,019)

Other comprehensive income (loss), net of tax	404,352	577,703	4,316	986,371
Less - Other comprehensive income attributable to noncontrolling interests	(23,904)	(10,701)	(2,382)	(36,987)

Balance at March 31, 2015	(136,090)	1,727,565	(113,930)	1,477,545
Other comprehensive income (loss) before reclassifications, net of taxes of ¥10,719 million, ¥130,092 million, ¥93,210 million and ¥234,021 million	(423,404)	(291,681)	(214,600)	(929,685)
Reclassifications, net of taxes of ¥— million, ¥9,832 million, ¥(3,318) million and ¥6,514 million	28,052	(20,511)	5,419	12,960

Other comprehensive income (loss), net of tax	(395,352)	(312,192)	(209,181)	(916,725)
Less - Other comprehensive income attributable to noncontrolling interests	32,387	9,572	7,989	49,948

Balance at March 31, 2016	(499,055)	1,424,945	(315,122)	610,768

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications for the years ended March 31, 2014, 2015 and 2016 consist of the following:

	Yen in millions
	For the years ended March 31,			Affected line items in the consolidated statements of income
	2014	2015	2016
Foreign currency translation adjustments:
	—	—	28,052	Other income (loss), net

	—	—	28,052	Income before income taxes and equity in earnings of affiliated companies

	—	—	28,052	Net income

Unrealized gains (losses) on securities:
	(29)	(7,727)	(779)	Financing operations
	5,079	(14,552)	(27,275)	Foreign exchange gain, net
	(18,469)	(7,446)	(6,185)	Other income (loss), net

	(13,419)	(29,725)	(34,239)	Income before income taxes and equity in earnings of affiliated companies
	5,209	11,013	9,832	Provision for income taxes
	204	(2)	3,896	Equity in earnings of affiliated companies

	(8,006)	(18,714)	(20,511)	Net income

Pension liability adjustments:
Recognized net actuarial loss	17,786	10,194	12,971	*1
Amortization of prior service costs	(5,207)	(4,346)	(4,234)	*1

	12,579	5,848	8,737	Income before income taxes and equity in earnings of affiliated companies
	(4,682)	(2,153)	(3,318)	Provision for income taxes

	7,897	3,695	5,419	Net income

Total reclassifications, net of tax	(109)	(15,019)	12,960

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost. See note 20 to the consolidated financial statements for additional information.

19. Stock-based compensation:

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2014, Toyota recognized stock-based compensation expenses for stock options of ¥23 million, 2015 and 2016 was none, respectively, as selling, general and administrative expenses.

The following table summarizes Toyota’s stock option activity:

		Yen		Yen in millions
	Number of shares	Weighted- average exercise price	Weighted- average remaining contractual life in years	Aggregate intrinsic value
Options outstanding at March 31, 2013	10,849,000	4,909	3.56	5,921
Granted	—	—
Exercised	(2,390,100)	4,043
Canceled	(1,128,000)	6,373

Options outstanding at March 31, 2014	7,330,900	4,965	2.52	8,646
Granted	—	—
Exercised	(2,603,900)	4,834
Canceled	(1,223,500)	6,200

Options outstanding at March 31, 2015	3,503,500	4,632	2.05	13,143

Granted	—	—
Exercised	(936,400)	5,049
Canceled	(473,600)	6,917

Options outstanding at March 31, 2016	2,093,500	3,858	1.56	4,384

Options exercisable at March 31, 2014	7,330,900	4,965	2.52	8,646
Options exercisable at March 31, 2015	3,503,500	4,632	2.05	13,143
Options exercisable at March 31, 2016	2,093,500	3,858	1.56	4,384

The total intrinsic value of options exercised for the years ended March 31, 2014, 2015 and 2016 was ¥4,793 million, ¥5,313 million and ¥2,236 million, respectively.

Cash received from the exercise of stock options for the years ended March 31, 2014, 2015 and 2016 was ¥9,663 million, ¥12,501 million and ¥4,728 million, respectively.

The following table summarizes information for options outstanding and options exercisable at March 31, 2016:

	Outstanding			Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price
Yen		Yen	Years		Yen
3,153 – 4,682	2,093,500	3,858	1.56	2,093,500	3,858

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. Employee benefit plans:

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information regarding Toyota’s defined benefit plans is as follows:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2015	2016	2015	2016
Change in benefit obligation
Benefit obligation at beginning of year	1,657,520	1,721,225	705,583	976,930
Service cost	73,256	78,611	41,147	47,544
Interest cost	21,746	17,509	37,993	40,340
Plan participants’ contributions	871	898	575	404
Plan amendments	(381)	(489)	3,217	(573)
Net actuarial (gain) loss	51,198	160,983	116,787	(22,332)
Acquisition and other	(18,523)	(138)	91,097	(63,107)
Benefits paid	(64,462)	(66,443)	(19,469)	(15,951)

Benefit obligation at end of year	1,721,225	1,912,156	976,930	963,255

Change in plan assets
Fair value of plan assets at beginning of year	1,244,466	1,447,802	580,982	713,528
Actual return on plan assets	212,908	(94,669)	59,800	11,042
Acquisition and other	(11,341)	(88)	74,171	(45,801)
Employer contributions	38,917	53,060	14,660	25,612
Plan participants’ contributions	871	898	575	404
Benefits paid	(38,019)	(37,767)	(16,660)	(11,984)

Fair value of plan assets at end of year	1,447,802	1,369,236	713,528	692,801

Funded status	273,423	542,920	263,402	270,454

Amounts recognized in the consolidated balance sheets as of March 31, 2015 and 2016 are comprised of the following:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2015	2016	2015	2016
Accrued expenses (Accrued pension and severance costs)	26,906	29,023	2,411	3,161
Accrued pension and severance costs	595,598	632,340	284,695	272,571
Investments and other assets - Other (Prepaid pension and severance costs)	(349,081)	(118,443)	(23,704)	(5,278)

Net amount recognized	273,423	542,920	263,402	270,454

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts recognized in accumulated other comprehensive income (loss) as of March 31, 2015 and 2016 are comprised of the following:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2015	2016	2015	2016
Net actuarial loss	(110,948)	(395,686)	(133,594)	(137,443)
Prior service costs	43,879	39,699	(4,499)	(3,491)
Net transition obligation	—	—	—	—

Net amount recognized	(67,069)	(355,987)	(138,093)	(140,934)

The accumulated benefit obligation for all defined benefit pension plans was ¥1,647,345 million and ¥1,852,556 million in Japanese plans, ¥874,629 million and ¥892,154 million in Foreign plans at March 31, 2015 and 2016, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2015	2016	2015	2016
Projected benefit obligation	838,224	892,078	341,416	311,256
Accumulated benefit obligation	805,107	863,593	324,160	300,026
Fair value of plan assets	217,738	242,096	65,533	66,183

Components of the net periodic pension cost are as follows:

	Yen in millions
	For the years ended March 31,
	Japanese plans			Foreign plans
	2014	2015	2016	2014	2015	2016
Service cost	64,549	73,256	78,611	36,908	41,147	47,544
Interest cost	24,518	21,746	17,509	32,153	37,993	40,340
Expected return on plan assets	(26,768)	(31,255)	(35,012)	(34,059)	(40,784)	(44,616)
Amortization of prior service costs	(5,566)	(4,723)	(4,669)	359	377	435
Recognized net actuarial loss	12,562	7,302	5,850	5,224	2,892	7,121
Amortization of net transition obligation	—	—	—	—	—	—

Net periodic pension cost	69,295	66,326	62,289	40,585	41,625	50,824

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) are as follows:

	Yen in millions
	For the years ended March 31,
	Japanese plans			Foreign plans
	2014	2015	2016	2014	2015	2016
Net actuarial gain (loss)	71,890	130,455	(290,664)	52,253	(97,772)	(11,242)
Recognized net actuarial loss	12,562	7,302	5,850	5,224	2,892	7,121
Prior service costs	427	381	489	(96)	(3,217)	573
Amortization of prior service costs	(5,566)	(4,723)	(4,669)	359	377	435
Amortization of net transition obligation	—	—	—	—	—	—
Other	—	46	76	(7,605)	7,564	272

Total recognized in other comprehensive income (loss)	79,313	133,461	(288,918)	50,135	(90,156)	(2,841)

“Other” includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments during the years ended March 31, 2014, 2015 and 2016.

The estimated prior service costs and net actuarial loss that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost during the year ending March 31, 2017 are ¥(4,600) million and ¥14,500 million in Japanese plans, ¥400 million and ¥6,400 million in Foreign plans, respectively.

Weighted-average assumptions used to determine benefit obligations as of March 31, 2015 and 2016 are as follows:

	March 31,
	Japanese plans		Foreign plans
	2015	2016	2015	2016
Discount rate	1.1%	0.5%	4.0%	4.2%
Rate of compensation increase	2.5%	2.7%	4.4%	3.9%

As of March 31, 2015 and 2016, the parent company and certain subsidiaries in Japan employ “point” based retirement benefit plans and do not use the rates of compensation increase to determine benefit obligations.

Weighted-average assumptions used to determine net periodic pension cost for the years ended March 31, 2014, 2015 and 2016 are as follows:

	For the years ended March 31,
	Japanese plans			Foreign plans
	2014	2015	2016	2014	2015	2016
Discount rate	1.7%	1.4%	1.1%	4.5%	4.8%	4.0%
Expected return on plan assets	2.6%	2.5%	2.5%	6.9%	6.7%	6.3%
Rate of compensation increase	2.2%	2.1%	2.5%	4.6%	4.5%	4.4%

During the years ended March 31, 2014, 2015 and 2016, the parent company and certain subsidiaries in Japan employ “point” based retirement benefit plans and do not use the rates of compensation increase to determine net periodic pension cost.

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

Toyota’s policy and objective for plan asset management is to maximize returns on plan assets to meet future benefit payment requirements under risks which Toyota considers permissible. Asset allocations under the plan asset management are determined based on plan asset management policies of each plan which are established to achieve the optimized asset compositions in terms of the long-term overall plan asset management. In Japanese plans, excepting equity securities contributed by Toyota, approximately 45% of the plan assets is invested in equity securities, approximately 30% is invested in debt securities, and the rest of them is invested in insurance contracts and other products. In Foreign plans, excepting equity securities contributed by Toyota, approximately 55% of the plan assets is invested in equity securities, approximately 30% is invested in debt securities, and the rest of them is invested in other products. When actual allocations are not in line with target allocations, Toyota rebalances its investments in accordance with the policies. Prior to making individual investments, Toyota performs in-depth assessments of corresponding factors including category of products, industry type, currencies and liquidity of each potential investment under consideration to mitigate concentrations of risks such as market risk and foreign currency exchange rate risk. To assess performance of the investments, Toyota establishes bench mark return rates for each individual investment, combines these individual bench mark rates based on the asset composition ratios within each asset category, and compares the combined rates with the corresponding actual return rates on each asset category.

The following table summarizes the fair value of classes of plan assets as of March 31, 2015 and 2016. See note 27 to the consolidated financial statements for three levels of input which are used to measure fair value.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2016
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	500,990	—	—	500,990
Commingled funds	—	168,297	—	168,297

	500,990	168,297	—	669,287

Debt securities
Government bonds	90,330	—	—	90,330
Commingled funds	—	249,565	—	249,565
Other	—	33,362	146	33,508

	90,330	282,927	146	373,403

Insurance contracts	—	198,074	—	198,074
Other	39,232	32,320	56,920	128,472

Total	630,552	681,618	57,066	1,369,236

Foreign plans

	Yen in millions
	March 31, 2015
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	244,542	—	—	244,542
Commingled funds	—	177,115	—	177,115

	244,542	177,115	—	421,657

Debt securities
Government bonds	67,534	—	—	67,534
Commingled funds	—	71,712	—	71,712
Other	3,691	52,501	—	56,192

	71,225	124,213	—	195,438

Insurance contracts	—	—	—	—
Other	16,839	12,764	66,830	96,433

Total	332,606	314,092	66,830	713,528

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2016
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	201,967	—	—	201,967
Commingled funds	—	173,266	—	173,266

	201,967	173,266	—	375,233

Debt securities
Government bonds	75,222	—	—	75,222
Commingled funds	—	84,130	—	84,130
Other	—	47,583	—	47,583

	75,222	131,713	—	206,935

Insurance contracts	—	—	—	—
Other	12,566	15,308	82,759	110,633

Total	289,755	320,287	82,759	692,801

The following is description of the assets, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Quoted market prices for identical securities are used to measure fair value of common stocks. Common stocks include 77% of Japanese stocks and 23% of foreign stocks as of March 31, 2015, and 75% of Japanese stocks and 25% of foreign stocks as of March 31, 2016 in Japanese plans. Common stocks include mainly foreign stocks as of March 31, 2015 and 2016 in Foreign plans.

Quoted market prices for identical securities are used to measure fair value of government bonds. Government bonds include 36% of Japanese government bonds and 64% of foreign government bonds as of March 31, 2015, and 27% of Japanese government bonds and 73% of foreign government bonds as of March 31, 2016 in Japanese plans. Government bonds include mainly foreign government bonds as of March 31, 2015 and 2016 in Foreign plans.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables summarize the changes in Level 3 plan assets measured at fair value for the years ended March 31, 2014, 2015 and 2016:

Japanese plans

	Yen in millions
	For the years ended March 31,
	2014			2015			2016
	Debt securities	Other	Total	Debt securities	Other	Total	Debt securities	Other	Total
Balance at beginning of year	441	41,535	41,976	322	47,760	48,082	233	50,107	50,340
Actual return on plan assets	2	3,583	3,585	2	1,169	1,171	1	(965)	(964)
Purchases, sales and settlements	(121)	2,642	2,521	(91)	1,178	1,087	(88)	7,778	7,690
Other	—	—	—	—	—	—	—	—	—

Balance at end of year	322	47,760	48,082	233	50,107	50,340	146	56,920	57,066

Foreign plans

	Yen in millions
	For the years ended March 31,
	2014	2015	2016
	Other	Other	Other
Balance at beginning of year	40,607	47,866	66,830
Actual return on plan assets	791	4,699	1,987
Purchases, sales and settlements	1,987	7,698	18,476
Other	4,481	6,567	(4,534)

Balance at end of year	47,866	66,830	82,759

Toyota expects to contribute ¥40,190 million in Japanese plans and ¥24,238 million in Foreign plans to its pension plans in the year ending March 31, 2017.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Yen in millions
Years ending March 31,	Japanese plans	Foreign plans
2017	71,433	16,358
2018	73,067	36,437
2019	79,214	18,419
2020	80,526	19,979
2021	80,867	21,649
from 2022 to 2026	438,760	137,021

Total	823,867	249,863

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

21. Derivative financial instruments:

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

For the years ended March 31, 2014, 2015 and 2016, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for some of which Toyota is unable to or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2015 and 2016:

	Yen in millions
	March 31,
	2015	2016
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	527	—
Investments and other assets - Other	2,880	4,371

Total	3,407	4,371

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	57,915	96,996
Investments and other assets - Other	242,404	230,726

Total	300,319	327,722

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	35,594	34,290
Investments and other assets - Other	—	428

Total	35,594	34,718

Total derivative assets	339,320	366,811
Counterparty netting	(117,794)	(116,174)
Collateral received	(76,891)	(65,810)

Carrying value of derivative assets	144,635	184,827

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	(4,793)	—
Other long-term liabilities	(401)	—

Total	(5,194)	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(94,801)	(42,404)
Other long-term liabilities	(253,428)	(180,716)

Total	(348,229)	(223,120)

Foreign exchange forward and option contracts
Other current liabilities	(7,307)	(21,167)
Other long-term liabilities	(1)	—

Total	(7,308)	(21,167)

Total derivative liabilities	(360,731)	(244,287)
Counterparty netting	117,794	116,174
Collateral posted	213,937	94,953

Carrying value of derivative liabilities	(29,000)	(33,160)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2015 and 2016:

	Yen in millions
	March 31,
	2015		2016
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	85,561	18,634,479	41,016	18,312,359
Foreign exchange forward and option contracts	—	2,625,106	—	2,742,102

Total	85,561	21,259,585	41,016	21,054,461

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the years ended March 31, 2014, 2015 and 2016:

	Yen in millions
	For the years ended March 31,
	2014		2015		2016
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(2,719)	3,106	(15,488)	15,595	(133)	122

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	199		(57,015)		119,096
Foreign exchange gain (loss), net	(2,862)		6,459		(379)
Foreign exchange forward and option contracts
Cost of financing operations	20,333		31,738		(16,363)
Foreign exchange gain (loss), net	(930)		(4,108)		115,256

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

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of March 31, 2016 is ¥2,308 million. The aggregate fair value amount of assets that are already posted as cash collateral as of March 31, 2016 is ¥80,904 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥2,308 million as of March 31, 2016.

22. Other financial instruments:

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

The following table summarizes the estimated fair values of Toyota’s financial instruments, excluding marketable securities, other securities investments, investments and other assets in affiliated companies and derivative financial instruments. See note 27 to the consolidated financial statements for three levels of input which are used to measure fair value.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2016
		Estimated fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Assets (Liabilities)
Cash and cash equivalents	2,939,428	2,023,744	915,684	—	2,939,428
Time deposits	1,032,034	—	1,032,034	—	1,032,034
Total finance receivables, net	13,525,997	—	—	13,597,910	13,597,910
Other receivables	451,406	—	—	451,406	451,406
Short-term borrowings	(4,698,134)	—	(4,698,134)	—	(4,698,134)
Long-term debt including the current portion	(13,573,517)	—	(11,882,343)	(1,900,953)	(13,783,296)

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

The fair values of the secured loans provided by securitization transactions are estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. As these valuations utilize unobservable inputs, the secured loans are classified in Level 3. See note 11 to the consolidated financial statements for information regarding the secured loans.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23. Lease commitments:

Toyota leases certain assets under capital lease and operating lease arrangements.

An analysis of leased assets under capital leases is as follows:

	Yen in millions
	March 31,
	2015	2016
Class of property
Building	15,872	18,411
Machinery and equipment	30,764	29,087
Less - Accumulated depreciation	(27,647)	(27,738)

	18,989	19,760

Amortization expenses under capital leases for the years ended March 31, 2014, 2015 and 2016 were ¥5,151 million, ¥4,348 million and ¥4,801 million, respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2016 are as follows:

Years ending March 31,	Yen in millions
2017	5,142
2018	3,456
2019	3,076
2020	2,443
2021	1,775
Thereafter	11,650

Total minimum lease payments	27,542
Less - Amount representing interest	(6,040)

Present value of net minimum lease payments	21,502
Less - Current obligations	(4,250)

Long-term capital lease obligations	17,252

Rental expenses under operating leases for the years ended March 31, 2014, 2015 and 2016 were ¥94,613 million, ¥98,479 million and ¥101,932 million, respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2016 are as follows:

Years ending March 31,	Yen in millions
2017	13,747
2018	11,565
2019	8,253
2020	6,179
2021	4,897
Thereafter	24,766

Total minimum future rentals	69,407

24. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments -

Commitments outstanding as of March 31, 2016 for the purchase of property, plant and equipment, other assets and services totaled ¥331,054 million.

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and as of March 31, 2016, range from 1 month to 35 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of March 31, 2016 is ¥2,349,624 million. Liabilities for guarantees totaling ¥5,515 million have been provided as of March 31, 2016. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. In March 2014, Toyota entered into a Deferred Prosecution Agreement (“DPA”) to resolve an investigation by the U.S. Attorney for the Southern District of New York (“SDNY”) related to unintended acceleration in certain of its vehicles. The DPA provides for an independent monitor to review and assess policies and procedures relating to Toyota’s safety communications process, its process for sharing vehicle accident information internally and its process for preparing and sharing certain technical reports.

In 2010, there was a recall related to the software program that controls the antilock braking system in certain models, including the Prius, which led to putative class action lawsuits on behalf of owners of recalled vehicles and owners of vehicles which were not recalled. The United States District Court for the Central District of California denied the plaintiffs’ motions for class certification and granted summary judgment in Toyota’s favor denying the plaintiffs’ claims related to both the recalled vehicles and the non-recalled vehicles. Proceedings involving the recalled vehicles have concluded; the appeals of the granting of summary judgment and the denial of class certification of the claims for the non-recalled vehicles are still pending.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Personal injury and wrongful death claims involving allegations of unintended acceleration are pending in several consolidated proceedings in federal and state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP process to plaintiffs in other consolidated actions and in individual cases, as well.

Toyota has been named as a defendant in 33 economic loss class action lawsuits, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. These lawsuits are at an early stage.

Toyota has received a request for information from the SDNY related to statements concerning one or more reported injuries sustained in Toyota vehicles following deployments of Takata airbags. Toyota is cooperating with the request.

Toyota self-reported a process gap in fulfilling certain emissions defect information reporting requirements with the U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board, including updates on its repair completion rates for recalled emissions components and certain other reports concerning emissions related defects. Toyota is involved in discussions with these agencies. The SDNY and EPA have requested certain follow-up information regarding this reporting issue, and Toyota is cooperating with the request.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from-time-to-time.

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

25. Segment data:

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

The following tables present certain information regarding Toyota’s industry or geographic segments and overseas revenues by destination as of and for the years ended March 31, 2014, 2015 and 2016.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2016:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	25,923,813	1,854,007	625,298	—	28,403,118
Inter-segment sales and transfers	53,603	42,217	552,089	(647,909)	—

Total	25,977,416	1,896,224	1,177,387	(647,909)	28,403,118
Operating expenses	23,528,418	1,556,998	1,110,880	(647,149)	25,549,147

Operating income	2,448,998	339,226	66,507	(760)	2,853,971

Assets	15,621,757	21,709,010	1,917,148	8,179,682	47,427,597
Investment in equity method investees	2,532,644	9,168	10,801	78,776	2,631,389
Depreciation expenses	900,434	697,991	27,412	—	1,625,837
Capital expenditure	1,389,289	2,638,111	41,826	(10,010)	4,059,216

Geographic information -

As of and for the year ended March 31, 2014:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	8,532,875	7,938,615	2,614,070	4,475,382	2,130,969	—	25,691,911
Inter-segment sales and transfers	5,764,595	178,484	110,889	402,290	205,672	(6,661,930)	—

Total	14,297,470	8,117,099	2,724,959	4,877,672	2,336,641	(6,661,930)	25,691,911
Operating expenses	12,787,305	7,791,047	2,666,731	4,481,935	2,294,073	(6,621,292)	23,399,799

Operating income	1,510,165	326,052	58,228	395,737	42,568	(40,638)	2,292,112

Assets	13,231,184	13,720,958	2,576,806	4,013,429	2,731,695	5,163,401	41,437,473
Long-lived assets	2,945,247	3,276,273	318,872	725,924	374,982	—	7,641,298

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2015:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	8,338,881	9,430,450	2,690,803	4,531,178	2,243,209	—	27,234,521
Inter-segment sales and transfers	6,064,986	247,146	157,491	450,062	206,029	(7,125,714)	—

Total	14,403,867	9,677,596	2,848,294	4,981,240	2,449,238	(7,125,714)	27,234,521
Operating expenses	12,832,391	9,093,077	2,767,176	4,559,458	2,337,729	(7,105,874)	24,483,957

Operating income	1,571,476	584,519	81,118	421,782	111,509	(19,840)	2,750,564

Assets	14,466,432	16,961,700	2,640,054	4,753,850	2,903,474	6,004,320	47,729,830
Long-lived assets	3,062,463	4,632,536	301,736	874,207	424,777	—	9,295,719

As of and for the year ended March 31, 2016:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	8,588,437	10,822,772	2,507,292	4,475,623	2,008,994	—	28,403,118
Inter-segment sales and transfers	6,171,051	229,198	154,039	528,236	201,220	(7,283,744)	—

Total	14,759,488	11,051,970	2,661,331	5,003,859	2,210,214	(7,283,744)	28,403,118
Operating expenses	13,081,966	10,523,151	2,588,915	4,554,670	2,101,305	(7,300,860)	25,549,147

Operating income	1,677,522	528,819	72,416	449,189	108,909	17,116	2,853,971

Assets	14,291,434	16,622,979	2,612,210	4,415,700	2,579,113	6,906,161	47,427,597
Long-lived assets	3,210,376	4,958,989	309,657	869,989	391,406	—	9,740,417

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

There are no any individually material countries with respect to revenues, and long-lived assets included in other foreign countries.

Unallocated amounts included in assets represent assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were ¥7,659,617 million, ¥8,742,168 million and ¥9,369,868 million, as of March 31, 2014, 2015 and 2016, respectively.

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

	Yen in millions
	For the years ended March 31,
	2014	2015	2016
North America	7,919,832	9,405,305	10,797,304
Europe	2,495,829	2,555,368	2,323,399
Asia	4,252,632	4,231,077	4,292,800
Other	4,616,944	4,947,169	4,724,784

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain financial statements data on non-financial services and financial services businesses -

The financial data below presents separately Toyota’s non-financial services and financial services businesses.

Balance sheets -

	Yen in millions
	March 31,
	2015	2016
Assets
Non-Financial Services Businesses
Current assets
Cash and cash equivalents	1,680,994	2,318,152
Marketable securities	2,251,581	1,210,427
Trade accounts and notes receivable, less allowance for doubtful accounts	2,178,984	2,089,216
Inventories	2,137,021	2,061,113
Prepaid expenses and other current assets	1,898,558	3,341,150

Total current assets	10,147,138	11,020,058

Investments and other assets	10,765,747	10,204,760
Property, plant and equipment	5,346,553	5,426,247

Total Non-Financial Services Businesses assets	26,259,438	26,651,065

Financial Services Business
Current assets
Cash and cash equivalents	603,563	621,276
Marketable securities	530,518	300,962
Finance receivables, net	6,269,862	5,912,684
Prepaid expenses and other current assets	1,007,249	895,257

Total current assets	8,411,192	7,730,179

Noncurrent finance receivables, net	9,202,531	8,642,947
Investments and other assets	816,052	1,021,714
Property, plant and equipment	3,949,166	4,314,170

Total Financial Services Business assets	22,378,941	21,709,010

Eliminations	(908,549)	(932,478)

Total assets	47,729,830	47,427,597

Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31,
	2015	2016
Liabilities
Non-Financial Services Businesses
Current liabilities
Short-term borrowings	567,566	586,685
Current portion of long-term debt	116,496	117,484
Accounts payable	2,372,354	2,356,355
Accrued expenses	2,567,998	2,640,128
Income taxes payable	338,680	334,490
Other current liabilities	1,437,114	1,527,024

Total current liabilities	7,400,208	7,562,166

Long-term liabilities
Long-term debt	564,746	584,793
Accrued pension and severance costs	866,930	891,405
Other long-term liabilities	1,872,881	1,690,460

Total long-term liabilities	3,304,557	3,166,658

Total Non-Financial Services Businesses liabilities	10,704,765	10,728,824

Financial Services Business
Current liabilities
Short-term borrowings	4,849,826	4,418,483
Current portion of long-term debt	3,830,413	3,715,195
Accounts payable	45,195	40,094
Accrued expenses	116,868	109,246
Income taxes payable	10,106	8,835
Other current liabilities	802,666	814,298

Total current liabilities	9,655,074	9,106,151

Long-term liabilities
Long-term debt	9,526,991	9,343,632
Accrued pension and severance costs	13,363	13,506
Other long-term liabilities	1,091,616	1,081,789

Total long-term liabilities	10,631,970	10,438,927

Total Financial Services Business liabilities	20,287,044	19,545,078

Eliminations	(909,308)	(934,491)

Total liabilities	30,082,501	29,339,411

Mezzanine equity	—	479,779

Total Toyota Motor Corporation shareholders’ equity	16,788,131	16,746,935

Noncontrolling interests	859,198	861,472

Total shareholders’ equity	17,647,329	17,608,407

Total liabilities, mezzanine equity and shareholders’ equity	47,729,830	47,427,597

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of income -

	Yen in millions
	For the years ended March 31,
	2014	2015	2016
Non-Financial Services Businesses
Net revenues	24,343,613	25,643,508	26,581,102

Costs and expenses
Cost of revenues	20,004,553	20,933,168	21,474,386
Selling, general and administrative	2,334,404	2,319,262	2,589,082

Total costs and expenses	22,338,957	23,252,430	24,063,468

Operating income	2,004,656	2,391,078	2,517,634

Other income (expense), net	140,067	136,797	117,930

Income before income taxes and equity in earnings of affiliated companies	2,144,723	2,527,875	2,635,564

Provision for income taxes	669,173	763,445	752,248
Equity in earnings of affiliated companies	316,612	306,749	327,167

Net income	1,792,162	2,071,179	2,210,483

Less - Net income attributable to noncontrolling interests	(164,709)	(130,172)	(117,544)

Net income attributable to Toyota Motor Corporation - Non-Financial Services Businesses	1,627,453	1,941,007	2,092,939

Financial Services Business
Net revenues	1,421,047	1,661,149	1,896,224

Costs and expenses
Cost of revenues	840,905	955,380	1,181,437
Selling, general and administrative	285,251	343,936	375,561

Total costs and expenses	1,126,156	1,299,316	1,556,998

Operating income	294,891	361,833	339,226

Other income (expense), net	1,451	3,190	8,579

Income before income taxes and equity in earnings of affiliated companies	296,342	365,023	347,805

Provision for income taxes	98,589	130,049	126,319
Equity in earnings of affiliated companies	1,764	1,796	1,932

Net income	199,517	236,770	223,418

Less - Net income attributable to noncontrolling interests	(3,819)	(4,417)	(3,963)

Net income attributable to Toyota Motor Corporation - Financial Services Business	195,698	232,353	219,455

Eliminations	(32)	(22)	300

Net income attributable to Toyota Motor Corporation	1,823,119	2,173,338	2,312,694

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of cash flows -

	Yen in millions			Yen in millions
	For the year ended March 31, 2014			For the year ended March 31, 2015
	Non-Financial Services Businesses	Financial Services Business	Consolidated	Non-Financial Services Businesses	Financial Services Business	Consolidated
Cash flows from operating activities
Net income	1,792,162	199,517	1,991,648	2,071,179	236,770	2,307,904
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	812,957	437,896	1,250,853	844,456	564,619	1,409,075
Provision for doubtful accounts and credit losses	3,405	46,313	49,718	(1,598)	80,567	78,969
Pension and severance costs, less payments	21,842	(1,188)	20,654	(5,263)	2,102	(3,161)
Losses on disposal of fixed assets	27,925	732	28,657	31,601	24	31,625
Unrealized losses on available-for-sale securities, net	560	5,636	6,197	2,565	13	2,578
Deferred income taxes	(108,318)	51,995	(56,279)	(114,122)	87,260	(26,887)
Equity in earnings of affiliated companies	(316,612)	(1,764)	(318,376)	(306,749)	(1,796)	(308,545)
Changes in operating assets and liabilities, and other	1,010,360	(269,875)	672,963	356,269	(191,791)	194,195

Net cash provided by operating activities	3,244,281	469,262	3,646,035	2,878,338	777,768	3,685,753

Cash flows from investing activities
Additions to finance receivables	—	(20,598,521)	(11,953,064)	—	(22,325,159)	(13,126,596)
Collection of and proceeds from sales of finance receivables	—	19,612,456	11,025,353	—	21,668,847	12,450,388
Additions to fixed assets excluding equipment leased to others	(956,232)	(13,789)	(970,021)	(1,133,102)	(13,216)	(1,146,318)
Additions to equipment leased to others	(97,515)	(1,611,155)	(1,708,670)	(137,985)	(2,073,265)	(2,211,250)
Proceeds from sales of fixed assets excluding equipment leased to others	38,311	880	39,191	40,032	1,515	41,547
Proceeds from sales of equipment leased to others	35,995	708,344	744,339	40,878	762,545	803,423
Purchases of marketable securities and security investments	(4,227,802)	(510,476)	(4,738,278)	(2,530,591)	(663,703)	(3,194,294)
Proceeds from sales of and maturity of marketable securities and security investments	2,813,373	505,954	3,319,327	2,198,799	484,202	2,683,001
Changes in investments and other assets, and other	(118,750)	(4,607)	(94,425)	(114,094)	(9,669)	(113,391)

Net cash used in investing activities	(2,512,620)	(1,910,914)	(4,336,248)	(1,636,063)	(2,167,903)	(3,813,490)

Cash flows from financing activities
Proceeds from issuance of long-term debt	121,723	3,780,228	3,890,310	119,449	4,960,157	5,029,018
Payments of long-term debt	(169,233)	(2,831,116)	(2,988,923)	(100,627)	(3,373,842)	(3,462,237)
Increase (decrease) in short-term borrowings	21,808	465,731	467,976	(47,026)	(259,931)	(288,724)
Dividends paid to Toyota Motor Corporation shareholders	(396,030)	—	(396,030)	(554,933)	—	(554,933)
Dividends paid to noncontrolling interests	(63,065)	—	(63,065)	(69,295)	—	(69,295)
Reissuance (repurchase) of treasury stock	9,212	—	9,212	(347,784)	—	(347,784)

Net cash provided by (used in) financing activities	(475,585)	1,414,843	919,480	(1,000,216)	1,326,384	306,045

Effect of exchange rate changes on cash and cash equivalents	48,375	45,231	93,606	27,075	38,004	65,079

Net increase (decrease) in cash and cash equivalents	304,451	18,422	322,873	269,134	(25,747)	243,387
Cash and cash equivalents at beginning of year	1,107,409	610,888	1,718,297	1,411,860	629,310	2,041,170

Cash and cash equivalents at end of year	1,411,860	629,310	2,041,170	1,680,994	603,563	2,284,557

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2016
	Non-Financial Services Businesses	Financial Services Business	Consolidated
Cash flows from operating activities
Net income	2,210,483	223,418	2,434,211
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	927,846	697,991	1,625,837
Provision for doubtful accounts and credit losses	69,029	90,236	159,265
Pension and severance costs, less payments	8,300	533	8,833
Losses on disposal of fixed assets	33,293	36	33,329
Unrealized losses on available-for-sale securities, net	3,217	6,055	9,272
Deferred income taxes	(43,237)	76,423	32,889
Equity in earnings of affiliated companies	(327,167)	(1,932)	(329,099)
Changes in operating assets and liabilities, and other	386,529	148,376	486,320

Net cash provided by operating activities	3,268,293	1,241,136	4,460,857

Cash flows from investing activities
Additions to finance receivables	—	(23,399,113)	(13,549,278)
Collection of and proceeds from sales of finance receivables	—	22,918,132	13,115,854
Additions to fixed assets excluding equipment leased to others	(1,265,174)	(17,371)	(1,282,545)
Additions to equipment leased to others	(155,931)	(2,620,740)	(2,776,671)
Proceeds from sales of fixed assets excluding equipment leased to others	41,154	993	42,147
Proceeds from sales of equipment leased to others	60,989	1,050,738	1,111,727
Purchases of marketable securities and security investments	(1,302,965)	(894,512)	(2,197,477)
Proceeds from sales of and maturity of marketable securities and security investments	2,471,876	943,939	3,415,815
Changes in investments and other assets, and other	(1,371,368)	296,788	(1,062,116)

Net cash used in investing activities	(1,521,419)	(1,721,146)	(3,182,544)

Cash flows from financing activities
Proceeds from issuance of long-term debt	110,691	4,815,323	4,845,872
Payments of long-term debt	(71,758)	(4,127,178)	(4,176,202)
Increase (decrease) in short-term borrowings	75,990	(132,852)	(10,903)
Proceeds from issuance of class shares	474,917	—	474,917
Dividends paid to Toyota Motor Corporation class shareholders	(1,225)	—	(1,225)
Dividends paid to Toyota Motor Corporation common shareholders	(704,728)	—	(704,728)
Dividends paid to noncontrolling interests	(73,129)	—	(73,129)
Reissuance (repurchase) of treasury stock	(778,173)	—	(778,173)

Net cash provided by (used in) financing activities	(967,415)	555,293	(423,571)

Effect of exchange rate changes on cash and cash equivalents	(142,301)	(57,570)	(199,871)

Net increase in cash and cash equivalents	637,158	17,713	654,871
Cash and cash equivalents at beginning of year	1,680,994	603,563	2,284,557

Cash and cash equivalents at end of year	2,318,152	621,276	2,939,428

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26. Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per common share for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
For the year ended March 31, 2014
Basic net income attributable to Toyota Motor Corporation per common share	1,823,119	3,168,989	575.30
Effect of dilutive securities
Assumed exercise of dilutive stock options	(85)	1,922

Diluted net income attributable to Toyota Motor Corporation per common share	1,823,034	3,170,911	574.92

For the year ended March 31, 2015
Basic net income attributable to Toyota Motor Corporation per common share	2,173,338	3,158,851	688.02
Effect of dilutive securities
Assumed exercise of dilutive stock options	(42)	1,578

Diluted net income attributable to Toyota Motor Corporation per common share	2,173,296	3,160,429	687.66

For the year ended March 31, 2016
Net income attributable to Toyota Motor Corporation	2,312,694
Accretion to Mezzanine equity	(3,638)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(2,449)

Basic net income attributable to Toyota Motor Corporation per common share	2,306,607	3,111,306	741.36
Effect of dilutive securities
Model AA Class Shares	6,087	32,429
Assumed exercise of dilutive stock options	(21)	1,212

Diluted net income attributable to Toyota Motor Corporation per common share	2,312,673	3,144,947	735.36

Stock options that were not included in the computation of diluted net income attributable to Toyota Motor Corporation per common share for the years ended March 31, 2014 and 2015 were 2,415 thousand shares and 733 thousand shares, respectively, because the options’ exercise prices were greater than the average market price per common share during the period. There were no stock options that were not included in the computation of diluted net income attributable to Toyota Motor Corporation per common share for the years ended March 31, 2016.

In addition to the disclosure requirements under U.S.GAAP, Toyota discloses the information below in order to provide financial statements users with valuable information.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows Toyota Motor Corporation shareholders’ equity per share as of March 31, 2015 and 2016. Toyota Motor Corporation shareholders’ equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders’ equities’ amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of the corresponding period.

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation shareholders’ equity	Common shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share
As of March 31, 2015	16,788,131	3,146,814	5,334.96
As of March 31, 2016	16,746,935	3,037,676	5,513.08

27. Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the valuation of assets or liabilities

Level 3:	Valuation of assets or liabilities using unobservable inputs which reflect the reporting entity’s assumptions

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of March 31, 2015 and 2016. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2016
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	100,841	915,684	—	1,016,525
Time deposits	—	600,000	—	600,000
Marketable securities and other securities investments
Public and corporate bonds	4,911,769	1,029,478	10,334	5,951,581
Common stocks	2,558,931	—	—	2,558,931
Other	83,082	265,400	—	348,482
Derivative financial instruments	—	362,388	4,423	366,811

Total	7,654,623	3,172,950	14,757	10,842,330

Liabilities
Derivative financial instruments	—	(242,713)	(1,574)	(244,287)

Total	—	(242,713)	(1,574)	(244,287)

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include negotiable certificate of deposit with original maturities of three months or less. These are measured at fair value using primarily observable interest rates in the market. Time deposits consist of negotiable certificates of deposit with original maturities over three months. These are measured at fair value using primarily observable interest rates in the market.

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include government bonds and represent 43% of Japanese bonds, and 57% of U.S., European and other bonds as of March 31, 2015, and 37% of Japanese bonds, and 63% of U.S., European and other bonds as of March 31, 2016. Listed stocks on the Japanese stock markets represent 88% and 90% of common stocks as of March 31, 2015 and 2016, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. “Other” includes investment trusts. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

Derivative financial instruments -

See note 21 to the consolidated financial statements about derivative financial instruments. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended March 31, 2014, 2015 and 2016:

	Yen in millions
	For the year ended March 31, 2014
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	6,889	5,127	12,016
Total gains (losses)
Included in income (loss)	(28)	3,460	3,432
Included in other comprehensive income (loss)	(228)	—	(228)
Purchases and issuances	2,575	—	2,575
Settlements	(1,555)	(1,579)	(3,134)
Other	1,439	536	1,975

Balance at end of year	9,092	7,544	16,636

	Yen in millions
	For the year ended March 31, 2015
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	9,092	7,544	16,636
Total gains (losses)
Included in income (loss)	(33)	(5,953)	(5,986)
Included in other comprehensive income (loss)	227	—	227
Purchases and issuances	4,055	—	4,055
Settlements	(2,914)	(1,169)	(4,083)
Other	1,890	588	2,478

Balance at end of year	12,317	1,010	13,327

	Yen in millions
	For the year ended March 31, 2016
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	12,317	1,010	13,327
Total gains (losses)
Included in income (loss)	1	2,507	2,508
Included in other comprehensive income (loss)	(286)	—	(286)
Purchases and issuances	931	—	931
Settlements	(1,451)	(479)	(1,930)
Other	(1,178)	(189)	(1,367)

Balance at end of year	10,334	2,849	13,183

“Included in income (loss)” in marketable securities and other securities investments and derivative financial instruments are included in “Other income (loss), net” and “Cost of financing operations” in the accompanying consolidated statements of income, respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the reconciliation table above, derivative financial instruments are presented net of assets and liabilities. “Other” includes the currency translation adjustments for the years ended March 31, 2014, 2015 and 2016.

As of March 31, 2016, the Level 3 assets and liabilities measured at fair value on a recurring basis are not significant.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. During the years ended March 31, 2015 and 2016, Toyota measured certain finance receivables at fair value of ¥40,901 million and ¥57,505 million based on the collateral value, resulting in loss of ¥2,790 million and gain of ¥249 million, respectively. This fair value measurement on a nonrecurring basis is classified in Level 3. See note 22 to the consolidated financial statements for the fair value measurement. These Level 3 financial assets are not significant.

28. Restructuring charges and asset impairments:

In February 2014, TMC and Toyota Motor Corporation Australia Ltd., its production and sales subsidiary in Australia, decided to end their vehicle and engine production in Australia by the end of 2017. In fiscal 2014, Toyota recorded costs and expenses of ¥83,073 million relating to the end of production in Australia in the automotive segment. These costs and expenses consist primarily of long-lived assets impairment charges of ¥47,190 million and other restructuring charges of ¥35,883 million. In fiscal 2015 and 2016, Toyota recorded additional charges which were not material. Toyota expects to incur additional charges in fiscal 2017 and 2018 which are not material to Toyota.

29. Significant subsequent events:

Suspension of operations on vehicle assembly lines in Japan -

Due to parts shortages resulting from the Kumamoto Earthquake that struck Japan’s island of Kyushu in April 2016, production on vehicle assembly lines in Japan was suspended in stages starting on April 18, 2016 and production has been restarted in stages starting on April 25. It is uncertain how this suspension will affect Toyota’s financial results.

Repurchase of share -

At the Meeting of the Board of Directors held on May 11, 2016, TMC resolved to repurchase the Common Shares pursuant to Article 156 of the Companies Act as applied to Article 165, Paragraph 3 of the Companies Act, as set forth below.

Reason for repurchasing shares -

To return capital to shareholders in addition to promoting capital efficiency and agile capital policy in view of the business environment.

Details of matters relating to repurchase -

Kind of stock to be repurchased	Common stock of TMC
Number of shares to be repurchased	100,000,000 shares (maximum)
Total purchase price for repurchase of shares	¥500,000 million (maximum)
Method of acquisition	Market purchase through a trust bank
Period of repurchase	From May 18, 2016 to November 17, 2016

ITEM 19. EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation) (incorporated by reference to Exhibit 1.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015, filed with the SEC on June 24, 2015 (file no. 001-14948))

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to Exhibit 1.2 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015, filed with the SEC on June 24, 2015 (file no. 001-14948))

1.3	Amended and Restated Regulations of the Audit & Supervisory Board of the Registrant (English translation)

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation) (incorporated by reference to Exhibit 2.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015, filed with the SEC on June 24, 2015 (file no. 001-14948))

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York (predecessor of The Bank of New York Mellon), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 to Toyota’s Registration Statement on Form F-6, filed with the SEC on November 7, 2006 (file no. 333-138477))

2.3	Form of ADR (included in Exhibit 2.2)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its members of the board of directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation)

12.1	Certifications of the Registrant’s Chairman of the Board of Directors and Executive Vice President, Member of the Board pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chairman of the Board of Directors and Executive Vice President, Member of the Board pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ TETSUYA OTAKE
Name:	Tetsuya Otake
Title:	Managing Officer

Date: June 24, 2016