Form 20-F
period 2017-03-31
TOYOTA MOTOR CORP/
filed 2017-06-23
CIK 1094517

As filed with the Securities and Exchange Commission on June 23, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2017

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,974,722,856 shares of common stock (including 56,099,541 shares of common stock in the form of American Depositary Shares) and 47,100,000 First Series Model AA class shares as of March 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934: Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files): Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act: ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥112.19 = $1.00. This was the approximate exchange rate in Japan on March 31, 2017.

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

	Year Ended March 31,
	2013	2014	2015	2016	2017
	(Yen in millions, except share and per share data)
Consolidated Statement of Income Data:
Automotive:
Revenues	20,419,100	23,781,404	25,062,129	25,977,416	25,081,847
Operating income	944,704	1,938,778	2,325,310	2,448,998	1,692,973
Financial Services:
Revenues	1,170,670	1,421,047	1,661,149	1,896,224	1,823,600
Operating income	315,820	294,891	361,833	339,226	222,428
All Other:
Revenues	1,066,461	1,151,280	1,255,791	1,177,387	1,321,052
Operating income	53,616	64,270	65,650	66,507	81,327
Elimination of intersegment:
Revenues	(592,039)	(661,820)	(744,548)	(647,909)	(629,306)
Operating income	6,748	(5,827)	(2,229)	(760)	(2,356)
Total Company:
Revenues	22,064,192	25,691,911	27,234,521	28,403,118	27,597,193
Operating income	1,320,888	2,292,112	2,750,564	2,853,971	1,994,372
Income before income taxes and equity in earnings of affiliated companies	1,403,649	2,441,080	2,892,828	2,983,381	2,193,825
Net income attributable to Toyota Motor Corporation	962,163	1,823,119	2,173,338	2,312,694	1,831,109
Net income attributable to Toyota Motor Corporation per common share (yen):
Basic	303.82	575.30	688.02	741.36	605.47
Diluted	303.78	574.92	687.66	735.36	599.22
Shares used in computing net income attributable to Toyota Motor Corporation per common share, basic (in thousands)	3,166,909	3,168,989	3,158,851	3,111,306	3,008,088
Shares used in computing net income attributable to Toyota Motor Corporation per common share, diluted (in thousands)	3,167,155	3,170,911	3,160,429	3,144,947	3,055,826

	Year Ended March 31,
	2013	2014	2015	2016	2017
	(Yen in millions, except per share and numbers of vehicles sold data)
Consolidated Balance Sheet Data (end of period):
Total Assets:	35,483,317	41,437,473	47,729,830	47,427,597	48,750,186
Short-term debt, including current portion of long-term debt	6,793,956	7,780,483	8,963,492	8,521,088	9,244,131
Long-term debt, less current portion	7,337,824	8,546,910	10,014,395	9,772,065	9,911,596
Toyota Motor Corporation shareholders’ equity	12,148,035	14,469,148	16,788,131	16,746,935	17,514,812
Common stock	397,050	397,050	397,050	397,050	397,050
Other Data:
Dividends per share (yen)	90.0	165.0	200.0	210.0	210.0
Number of vehicles sold
Japan	2,278,796	2,365,410	2,153,694	2,059,093	2,273,962
North America	2,468,804	2,529,398	2,715,173	2,839,229	2,837,334
Europe	799,085	844,003	859,038	844,412	924,560
Asia	1,683,578	1,608,355	1,488,922	1,344,836	1,587,822
Other*	1,640,401	1,768,867	1,755,037	1,593,758	1,347,182

Worldwide total	8,870,664	9,116,033	8,971,864	8,681,328	8,970,860

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

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

	Cash Dividends per Common Share
Period Ended	Yen	U.S. dollars
September 30, 2012	30.0	0.38
March 31, 2013	60.0	0.63
September 30, 2013	65.0	0.66
March 31, 2014	100.0	0.97
September 30, 2014	75.0	0.68
March 31, 2015	125.0	1.04
September 30, 2015	100.0	0.83
March 31, 2016	110.0	0.97
September 30, 2016	100.0	0.98
March 31, 2017	110.0	0.98

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

In order to successfully compete in this highly competitive industry, Toyota plans to utilize its internal funds for the early commercialization of technologies for next-generation environment and safety giving priority to customer safety and sense of security. Considering these factors, with respect to the dividends for fiscal 2016, Toyota has determined to pay a year-end dividend of 110 yen per common share by a resolution of the board of directors pursuant to Toyota’s articles of incorporation. As a result, combined with the interim dividend of 100 yen per common share, the annual dividend will be 210 yen per common share, and the total amount of the dividends on common shares for the year will be 627.5 billion yen. Furthermore, through repurchasing shares, Toyota will return capital to shareholders and promote capital efficiency and agile capital policy in view of the business environment.

In fiscal 2016, Toyota repurchased 29 million common shares, for an aggregate purchase price of 199.9 billion yen, in order to return to shareholders the profits derived from Toyota’s business operations in the interim period.

Furthermore, Toyota has determined to repurchase 50 million common shares (maximum), for an aggregate purchase price of 250.0 billion yen (maximum), in order to return to shareholders the profits for the fiscal year ended March 31, 2017 by a resolution of the board of directors on May 10, 2017.

Exchange Rates

In parts of this annual report, yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translations was ¥112.19 = $1.00. This was the approximate exchange rate in Japan on March 31, 2017.

The following table sets forth information regarding the noon buying rates for Japanese yen in New York City as announced for customs purposes by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00 during the periods shown. At the end of May 2017, the noon buying rate was ¥110.71 = $1.00. The average exchange rate for the periods shown is the average of the month-end rates during the period.

Fiscal Year Ended or Ending March 31,	At End of Period	Average (of month-end rates)	High	Low
		(¥ per $1.00)
2013	94.16	83.26	96.16	77.41
2014	102.98	100.46	105.25	92.96
2015	119.96	110.78	121.50	101.26
2016	112.42	120.13	125.58	111.30
2017	111.41	108.31	118.32	100.07
2018 (through May 31, 2017)	110.71	111.08	114.19	108.40

Month Ended			High	Low
			(¥ per $1.00)
December 31, 2016			118.32	113.50
January 31, 2017			117.68	112.72
February 28, 2017			114.34	111.74
March 31, 2017			115.02	110.48
April 30, 2017			111.52	108.40
May 31, 2017			114.19	110.68

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

Reviewing the general economic environment for the fiscal year ended March 2017, with respect to the world economy, the U.S. economy has seen ongoing recovery due to increasing personal consumption owing to improvements in employment and income conditions, and the European economy has continued its moderate recovery. Meanwhile, weaknesses have been seen in some emerging countries. The Japanese economy has been on a moderate recovery due to improvements in employment and income conditions. For the automobile industry, although markets have progressed in a steady manner in the developed countries and expanded in China due to effects of a sales tax cut on small cars, markets in resource-rich countries have slowed down.

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

Toyota relies on suppliers for the provision of certain supplies including parts, components and raw materials

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

Regulatory, Legal, Political and Other Risks

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

ITEM  4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code of Japan and continues to exist under the Companies Act. Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd.). Toyota became a separate company on August 28, 1937. In 1982, the Toyota Motor Company and Toyota Motor Sales merged into one company, the Toyota Motor Corporation of today. As of March 31, 2017, Toyota operated through 597 consolidated subsidiaries (including variable interest entities) and 200 affiliated companies, of which 54 companies were accounted for through the equity method.

See “— Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures between April 1, 2014 and March 31, 2017 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota’s principal executive offices are located at 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota’s telephone number in Japan is +81-565-28-2121.

4.B BUSINESS OVERVIEW

Toyota primarily conducts business in the automotive industry. Toyota also conducts business in finance and other industries. Toyota sold 8,971 thousand vehicles in fiscal 2017 on a consolidated basis. Toyota had net revenues of ¥27,597.1 billion and net income attributable to Toyota Motor Corporation of ¥1,831.1 billion in fiscal 2017.

Toyota’s business segments are automotive operations, financial services operations and all other operations. The following table sets forth Toyota’s sales to external customers in each of its business segments for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2015	2016	2017
Automotive	25,006,224	25,923,813	25,032,229
Financial Services	1,621,685	1,854,007	1,783,697
All Other	606,612	625,298	781,267

Toyota’s automotive operations include the design, manufacture, assembly and sale of passenger vehicles, minivans and commercial vehicles such as trucks and related parts and accessories. Toyota’s financial services business consists primarily of providing financing to dealers and their customers for the purchase or lease of Toyota vehicles. Toyota’s financial services business also provides retail installment credit and leasing through the purchase of installment and lease contracts originated by Toyota dealers. Related to Toyota’s automotive operations, Toyota engages in intelligent transport systems (“ITS”). Toyota’s all other operations business segment includes the design and manufacture of prefabricated housing and information technology related businesses including a web portal for automobile information called GAZOO.com, etc.

Toyota sells its vehicles in approximately 190 countries and regions. Toyota’s primary markets for its automobiles are Japan, North America, Europe and Asia. The following table sets forth Toyota’s sales to external customers in each of its geographical markets for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2015	2016	2017
Japan	8,338,881	8,588,437	8,798,903
North America	9,430,450	10,822,772	10,033,419
Europe	2,690,803	2,507,292	2,517,601
Asia	4,531,178	4,475,623	4,279,617
Other*	2,243,209	2,008,994	1,967,653

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

During fiscal 2017, 25.4% of Toyota’s automobile unit sales on a consolidated basis were in Japan, 31.6% were in North America, 10.3% were in Europe and 17.7% were in Asia. The remaining 15.0% of consolidated unit sales were in other markets.

The Worldwide Automotive Market

Toyota estimates that annual worldwide vehicle sales totaled approximately 94 million units in 2016.

Automobile sales are affected by a number of factors including:

•	social, political and economic conditions;

•	introduction of new vehicles and technologies; and

•	costs incurred by customers to purchase and operate automobiles.

These factors can cause consumer demand to vary substantially from year to year in different geographic markets and in individual categories of automobiles.

In fiscal 2017, the U.S. economy experienced steady growth, with Europe sustaining gradual recovery under monetary easing measures, while in Japan the favorable employment environment supported consumption. In emerging markets, even though the Chinese market recovered due to economic stimulus measures, consumption stagnated in resource-rich countries as consumption sentiment plummeted reflecting deterioration in fiscal conditions.

The automotive industry was also impacted by this trend. In 2016, with respect to developed countries, markets in Europe and the United States expanded. In addition, in Japan, the market contracted even though the introduction of new models supported demand. In emerging markets, the expansion of the Chinese market continued, but markets in other emerging countries contracted.

However, in the medium- to long-term, Toyota expects the automotive market to grow driven principally by the growth in China and emerging markets. Global competition is expected to be severe, as competition in compact and low-price vehicles intensifies, and technological development and development of new products become more frequent with a heightened global awareness of the environment and more stringent fuel economy standards.

In 2016, China, North America, Europe and Asia were the world’s largest automotive markets. The share of each market across the globe, which Toyota estimates based on the available automobile sales data in each country and region information, was 30% for China, 23% for North America (22% excluding Mexico and Puerto Rico), 21% for Europe and 10% for Asia. In China, new vehicle sales increased to approximately 28.3 million units. In North America, new vehicle sales increased to approximately 21.2 million units. In Europe, new vehicle sales increased to approximately 20.0 million units. In Asia (including India but excluding Japan and China), new vehicle unit sales increased from the previous year to approximately 9.5 million units.

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

As for our future business environment, developed countries are expected to continue growing steadily, while the growth rate of emerging countries are expected to increase gradually on the back of the steady growth in developed countries and the effects of policy measures taken by emerging countries. The Japanese economy is expected to improve mainly in the area of private demand supported by continuing extension of the positive cycle of the economy with improvements in employment and income conditions, although attention needs to be paid to uncertainty related to policy trends mainly in the U.S. and U.K.

The automotive market is expected to progress steadily in developed countries and to pick up gradually in emerging countries. Meanwhile, complicated interactions and developments such as changing market and regulations, developments in technology and entry from other businesses are changing the automotive business itself.

In this severe business environment, the Toyota group intends to steadily progress toward the realization of the Toyota Global Vision through sustainable growth based on the following policies:

First, Toyota intends to boldly take on new challenges to create the future. It aims to construct a future mobility society through the strategic approach to Electrification/Information/Intelligence and new value creation. Toyota will strive to reduce the environmental impact of automobiles as close to zero as possible, and will roll out new initiatives toward a sustainable society looking to make a positive impact on earth and society.

Second, Toyota will “change how we work” in order to grow as steadily as a tree adding annual growth rings. Through “strong vision and sense of mission” and “leaning humbly,” Toyota aims to make a break with the past, and thereby accelerate making “ever-better cars.” Toyota will also work to obtain and sustain its competitiveness for its own survival by increasing sensitivity to the drastically changing society and reacting to crises properly.

Third, Toyota will work to solidify its foundations in order to continuously support itself. Thoroughly following the principle of Customer First, every member will implement the basics of work.

Based on these initiatives, the Toyota group will contribute to “enriching lives of communities” by providing “ever-better cars.” This is expected to encourage more customers to purchase Toyota cars and thereby lead to the establishment of a stable business base. By perpetuating this cycle, Toyota will aim to realize sustainable growth and enhance corporate value. In addition, through full observance of corporate ethics such as compliance with applicable laws and regulations, the Toyota group will fulfill its social responsibilities.

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

Automotive Operations

Toyota’s revenues from its automotive operations were ¥25,081.8 billion in fiscal 2017, ¥25,977.4 billion in fiscal 2016 and ¥25,062.1 billion in fiscal 2015.

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

With an aim to strengthen competitiveness in the small car segment, on January 29, 2016, Toyota and Daihatsu entered into a share exchange agreement to make Daihatsu a wholly-owned subsidiary of Toyota as of August 1, 2016. From January 2017, Toyota and Daihatsu established the “Emerging-market Compact Car Company” to promote development of competitive products in emerging markets. Through planning and implementation of optimal strategies including combining their technical expertise and bases of operations, joint development of next-generation technology, bold cost reduction and expansion of product lineups with a global brand strategy, Daihatsu will play a key role in developing globally competitive small cars of both brands based on the technology Daihatsu has developed through manufacturing of mini-vehicles.

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

In the last three years, Toyota has strengthened its hybrid lineup by introducing the fully remodeled Voxy HV/Noah HV in January 2014, the NX300h in July 2014, the RC300h and the Esquire HV in September 2014, the fully remodeled Alphard HV and Vellfire HV in January 2015, the Sienta HV in June 2015, the fully remodeled RX-HV in September 2015 and the fully remodeled Prius in November 2015, as well as adding Auris HV in April 2016, Prius PHV and the new model C-HR HV in October 2016 and the new model LC HV in May 2017. In the hybrid vehicles area, where strong growth is anticipated, Toyota aims to continue its efforts to offer a diverse line-up of hybrid vehicles, enhance engine power while improving fuel economy and otherwise work towards increasing the sales of hybrid vehicles.

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

Conventional Engine Vehicles

Subcompact and Compact

Toyota’s subcompact and compact cars include the four-door Corolla sedan, which is one of Toyota’s bestselling models. The Yaris, marketed as the Vitz in Japan, is a subcompact car designed to perform better and offer greater comfort than other compact cars available in the market with low emissions that are particularly attractive to European consumers. In Europe, Toyota introduced the fully remodeled Aygo in June 2014. In Japan, Toyota introduced the remodeled Corolla Axio/Fielder in May 2012, the remodeled Porte and its variant, the Spade, in July 2012 and the remodeled Auris in August 2012. In India, Asia, China and other markets, Toyota introduced the Etios and Vios. In addition, Toyota introduced the AGYA, which is designed and manufactured by Daihatsu. Moreover, Yaris iA, which is designed and manufactured by Mazda Motor Corporation, was newly introduced in July 2015.

Mini-Vehicles

Mini-vehicles are manufactured and sold by Daihatsu. Daihatsu manufactures mini-vehicles, passenger vehicles, commercial vehicles and auto parts. Mini-vehicles are passenger vehicles, vans or trucks with engine displacements of 660 cubic centimeters or less. Daihatsu sold approximately 545 thousand mini-vehicles and 209 thousand automobiles on a consolidated basis during fiscal 2017. Daihatsu’s largest market is Japan, which accounted for approximately 70% of Daihatsu’s unit sales during fiscal 2017. From 2011, Toyota began to sell some mini-vehicles manufactured by Daihatsu under the Toyota brand.

Mid-Size

Toyota’s mid-size models include the Camry, which has been the bestselling passenger car in the United States for nineteen of the past twenty calendar years (from 1997 to present) and also for the last fifteen consecutive years. The Camry was fully remodeled in August 2011. Camry sales in the United States for 2016 were approximately 387 thousand units (including Camry hybrids). In addition, Toyota’s other mid-size models include the REIZ for the Chinese market, the Avensis, which was remodeled in November 2008 for the European market, and the Mark X, which was remodeled in October 2009 for the Japanese market.

Luxury & Large

In North America, Europe, Japan and other regions, Toyota’s luxury lineup consists primarily of vehicles sold under the Lexus brand name. Lexus passenger car models include the LS, the GS, the ES, the IS, the HS, the CT and the RC. Lexus models also include the LX, the GX, the RX and the NX sold as luxury sport-utility vehicles. Toyota commenced sales of its luxury automobiles in Japan under the Lexus brand in August 2005. As of March 31, 2017, the Lexus brand lineup in Japan includes the LS, the GS, the HS, the IS, the CT, the LX, the RX, the NX, LC and the RC. The Toyota brand’s full-size luxury car, the Avalon, was remodeled in October 2012, and the Crown was remodeled in December 2012. Toyota also sells the Century limousine in Japan.

Sports and Specialty

In April 2012, Toyota introduced the 86 (called Scion FR-S in the U.S.), a compact sports car with a front-mounted engine and rear-wheel drive. In October 2014, Toyota introduced the RC coupe that leads the image of Lexus, which engages drivers on a sentimental level. In May 2017, Toyota introduced LC, the new model flagship coupe for Lexus.

Recreational and Sport-Utility Vehicles and Pickup Trucks

Toyota sells a variety of sport-utility vehicles and pickup trucks. Toyota’s sport-utility vehicles available in North America include the Sequoia, the 4Runner, the RAV4, the Highlander, the FJ Cruiser and the Land Cruiser, and pickup trucks available are the Tacoma and Tundra. The Tacoma, the Tundra, the Highlander and the Sequoia are manufactured in the United States. Toyota also offers four types of sport-utility vehicles under the Lexus brand, including the LX, the GX, the RX, and the NX. Toyota also manufactures the RX and RAV4 models in Canada. Toyota’s pickup truck, the Hilux, has been the bestselling model of all Toyota cars sold in

Thailand. In July 2014, Toyota introduced the new NX model under the Lexus brand. In May 2015, Toyota introduced the fully remodeled Hilux and in September 2015, it introduced the fully remodeled RX of the Lexus brand. In December 2016, Toyota introduced C-HR, a model with a focus on both design and drive.

Minivans and Cabwagons

Toyota offers several basic models for the global minivan market. Its largest minivans in Japan, the Alphard and the Vellfire, were remodeled in January 2015. In addition, the Wish was remodeled in April 2009, the Noah/Voxy was remodeled in January 2014 and the new model Esquire was introduced in October 2014 in Japan. The new model Calya, an original equipment manufacturing (“OEM”) vehicle by Daihatsu, was introduced in July 2016 in Indonesia. Toyota’s other minivan models include, in Japan, the Estima, the Sienta and the Isis, and, in North America, the Sienna.

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

Product Development

New cars introduced in Japan during fiscal 2017 and thereafter include the Auris HV and the C-HR. Remodeled cars in Japan during fiscal 2017 and thereafter include the Tank, the Roomy, the Prius PHV and the Coaster. New vehicles introduced outside of Japan during fiscal 2017 and thereafter include the C-HR and the LC. Remodeled cars outside of Japan during fiscal 2017 and thereafter include the Sienta and the Calya.

In addition, the IMV product lineup based on the IMV project to optimize global manufacturing and supply systems is a lineup of strategic multipurpose vehicles produced from a single platform to meet market demand. The IMV product lineup includes, as of March 31, 2017, the Hilux, Fortuner, and Innova, one or all of which are available in all regions except for Japan.

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

	Year Ended March 31,
	2013		2014		2015		2016		2017
	Units	%	Units	%	Units	%	Units	%	Units	%
Market
Japan	2,278,796	25.7%	2,365,410	26.0%	2,153,694	24.0%	2,059,093	23.7%	2,273,962	25.4%
North America	2,468,804	27.8	2,529,398	27.7	2,715,173	30.3	2,839,229	32.7	2,837,334	31.6
Europe	799,085	9.0	844,003	9.3	859,038	9.6	844,412	9.7	924,560	10.3
Asia	1,683,578	19.0	1,608,355	17.6	1,488,922	16.6	1,344,836	15.5	1,587,822	17.7
Other*	1,640,401	18.5	1,768,867	19.4	1,755,037	19.5	1,593,758	18.4	1,347,182	15.0

Total	8,870,664	100.0%	9,116,033	100.0%	8,971,864	100.0%	8,681,328	100.0%	8,970,860	100.0%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

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

	(Thousands of Units)
	Fiscal Year Ended March 31,
	2013	2014	2015	2016	2017
Japan:
Total market sales (excluding mini-vehicles)	3,242	3,433	3,126	3,126	3,360
Toyota sales (retail basis, excluding mini-vehicles)	1,570	1,605	1,439	1,462	1,607
Toyota market share	48.4%	46.7%	46.0%	46.8%	47.8%

	(Thousands of Units)
	Calendar Year Ended December 31,
	2012	2013	2014	2015	2016
North America:
Total market sales	17,153	18,514	19,597	20,804	21,191
Toyota sales (retail basis)	2,360	2,520	2,670	2,817	2,798
Toyota market share	13.8%	13.6%	13.6%	13.5%	13.2%

Europe:
Total market sales	18,171	18,009	18,397	18,971	19,968
Toyota sales (retail basis)	838	848	888	874	928
Toyota market share	4.6%	4.7%	4.8%	4.6%	4.6%

Asia (excluding China):
Total market sales	8,986	8,899	8,785	9,287	9,541
Toyota sales (retail basis)	1,487	1,427	1,324	1,249	1,305
Toyota market share	16.5%	16.0%	15.1%	13.4%	13.7%

Japan

Japan is one of the leading countries with respect to technological advancements and improvements and will continue to demonstrate such strength. Toyota strives to earn customer satisfaction by introducing products distinctive of Japan’s manufacturing ability such as value-added products including Lexus models, hybrid vehicles, vehicles with 3-seat rows and mini-vehicles. Toyota’s consolidated vehicle sales in Japan in fiscal 2017 was 2,274 thousand units, an increase of 215 thousand units in comparison with the previous year. Toyota endeavors to secure and maintain its large share of and position atop the Japanese market. Toyota held a domestic market share (excluding mini-vehicles) on a retail basis of 46.0% in fiscal 2015, 46.8% in fiscal 2016 and 47.8% in fiscal 2017.

Although Toyota’s principle is to conduct production in regions where it enjoys true competitiveness, it considers Japan to be the source of its good manufacturing practices. Toyota supports its operations worldwide through measures such as the development of new technologies and products, low-volume vehicles to complement local production, production of global vehicle models which straddle multiple regions and supporting overseas factories. Toyota will continue the implementation of the new platform and the new unit for the Toyota New Global Architecture (“TNGA”) globally, with Japan at the core. In Japan, Toyota is implementing flexible production based on market needs, in order to support its large share of domestic sales.

Since Toyota formed an alliance with SUBARU CORPORATION. (“SUBARU”) in 2005, Toyota and SUBARU have utilized each other’s resources in development and production. In April 2008, in order to create synergy and to further strengthen competitiveness, Toyota, Daihatsu and SUBARU agreed on joint development of a compact rear-wheel-drive sports car and OEM supply with compact cars and mini-vehicles. In order to promote a smooth cooperation, SUBARU transferred 61 million SUBARU shares owned by SUBARU to Toyota in July 2008. As a result of this transfer, Toyota owns 16.5% of SUBARU issued shares. While Toyota vehicles have been manufactured at SUBARU’s North American production center, Subaru of Indiana Automotive, Inc. (“SIA”), since 2007, Toyota and SUBARU ceased such production in May 2016, and the collaboration between Toyota and SUBARU will shift going forward to collaboration focusing on products and technology.

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

In 2011, Toyota and BMW Group agreed to conduct collaborative research in the field of next-generation lithium-ion battery technologies and for BMW to supply diesel engines to Toyota Motor Europe, Toyota’s European subsidiary. In 2013, as part of their strategic long-term cooperation in the field of sustainable mobility, Toyota and BMW Group entered into agreements for the joint development of a fuel cell system, joint development of architecture and components for sports vehicles and joint research and development of lightweight technologies. The two companies completed collaborative research on lithium-air batteries, a post-lithium-battery solution as planned by conducting the second phase of collaborative research into next-generation lithium-ion battery cells.

In 2017, Toyota and Suzuki Motor Corporation (Suzuki), aiming to contribute jointly to resolution of social issues and achievement of the sound and sustainable development of an automobile-based society, entered into a memorandum of understanding on beginning concrete examination of a business partnership. The companies agreed to begin concrete examination toward the realization of business partnerships in areas including environmental technologies, safety technologies, information technologies and mutual supply of products and components. The companies aim to realize the points agreed upon.

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

In the North American region, of which the U.S. is the center, Toyota has a wide product lineup (excluding large trucks and buses), and sold 2,837 thousand vehicles on a consolidated basis in fiscal 2017. This represents approximately 32% of Toyota’s total unit sales on a consolidated basis. The U.S., in particular, is the largest market in the North American region, accounting for 87% of the retail sales of Toyota in such region. Sales figures for fiscal 2017 were 99.9% of those in the prior fiscal year.

Toyota commenced sales of the first-generation Prius hybrid model in North America in 2000. The Prius became Toyota’s bestselling model behind the Corolla and Camry, having gained particular support among customers concerned with the environment. Toyota introduced the first hybrid model under the Lexus brand, the RX400h, and the Highlander hybrid in 2005. Toyota continued further expansion of its environmentally friendly vehicles with the introduction of models such as the CT200h in 2011, the ESh and the Avalon HV in 2012, the NXh in 2014, the all-new Prius and the fuel cell vehicle MIRAI in 2015 and the all-new Prius PHV in 2016.

Since the introduction of the LS and ES models under the premium brand model, Lexus, in the United States in 1989, Toyota has expanded its Lexus sales with models including the GS, IS and RX. Toyota is seeking to steadily increase sales every year and achieved sales of 311 thousand units through the introduction of the new NX and RC models in 2014, 344 thousand units through the introduction of the new RX model in 2015 and 352 thousand units in 2016.

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

In terms of auto parts, Toyota increased production capacity of engine plants in Kentucky and Alabama in 2013 and 2014, respectively, to meet rising demand, and also increased production capacity of auto parts at its automatic transmission plant in West Virginia in 2014. Toyota plans to increase the production capacity of the Tacoma from 100,000 to 160,000 in Baja California, Mexico in 2018 and of the Highlander at its Indiana plant in 2019. In the meantime, consignment production that started at SIA in 2007 ceased in May 2016.

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

In April 2014, Toyota decided to relocate its North American headquarters for manufacturing, sales and marketing, financial services and other functions to the city of Plano in northern Dallas, Texas. By unifying its North American operations, Toyota plans to promote collaboration and efficiencies across functions, position itself to deliver “ever-better cars” to customers and work towards realizing sustainable growth in the North America market. The relocation is expected to take place following the completion of the construction of the new headquarters by the end of 2017.

Europe

Toyota’s principal European markets are Germany, France, the United Kingdom, Italy, Spain and Russia. Toyota’s principal competitors in Europe are Volkswagen, Renault, Ford, Opel and Peugeot, as well as Korean manufacturers Hyundai and Kia.

While competition in Europe continues to intensify, Toyota has expanded its lineup of hybrid models to further strengthen its sales operations, and has entered into supply agreements with BMW and PSA for diesel engines and light commercial vehicles, respectively. As a result, Toyota launched the BMW engine-equipped Verso in early 2014 and started equipping the RAV4 with BMW engines beginning in 2015. Toyota also began sales of light commercial vehicles supplied by PSA from mid-2013. To strengthen its business setup so that it is less likely to be affected by exchange rates, Toyota launched RAV4 for Russia at OOO “TOYOTA MOTOR” (“TMR”) and C-HR for Europe at Toyota Motor Manufacturing Turkey Inc. (“TMMT”) in 2016 in the form of local production. In addition, Toyota is actively promoting production and sales measures that meet local demand by strengthening its value chain including used car dealerships, after-sales services and finance and insurance services.

In 2016, while sales in the United Kingdom fell slightly below that of previous year and the market in Russia continued to suffer from sluggish economic recovery, the European market expanded from the previous year as the Eurozone market recovered steadily due to its strong economy.

Sales in 2016 in Europe hit a new record due to higher sales in principal markets such as Germany, France, Italy and Spain from the sales expansion of hybrid core models including Yaris, as well as solid sales in Poland, Turkey and Israel, even though the sales in Russia remained around the same as the previous year. Toyota’s consolidated vehicle sales in Europe in fiscal 2017 was 925 thousand units, an increase of 9.5% from fiscal 2016.

Toyota has in the past increased European production in response to sales growth, establishing Toyota Motor Manufacturing (UK) Ltd. (“TMUK”) in 1992, TMMT in 1994 and Toyota Motor Manufacturing France S.A.S. (“TMMF”) in 2001. Further, in 2005, Toyota Peugeot Citroën Automobile Czech was formed as a result of a joint venture with PSA Peugeot Citroën as vehicle supply factories to Europe.

Toyota commenced production of the compact crossover C-HR by increasing the annual production capacity of TMMT from 150,000 units to 280,000 units (three-shift) in September 2016.

Toyota opened the Toyota Motor Manufacturing Russia plant in 2007 as a base for its manufacturing operations in the Russian market (integrated to sales entity TMR in March 2013). A two-shift production operation started in September 2012 and production capacity was increased from 20,000 units to 50,000 units per year. In August 2016, the production capacity was increased to 100.000 units and the production of the RAV4 commenced in addition to the Camry. Toyota commenced complete knock down, or CKD, production of the IMV Fortuner in Kazakhstan beginning in the spring of 2014.

In terms of auto parts, in October 2016, Toyota decided to produce hybrid transaxles and gasoline engines in Poland. Toyota will start production of hybrid transaxles in 2018 at Toyota Motor Manufacturing Poland (“TMMP”), a production plant for transmissions and engines, and add two gasoline engines — a 1.5L in 2017 and a 2.0L in 2019 — at Toyota Motor Industries, Poland (“TMIP”), a production plant for diesel engines. In concert with the enhancement of the gasoline engine business, the two companies were integrated in April 2017.

Asia

Toyota’s consolidated vehicle sales in Asia (including China) in fiscal 2017 was 1,588 thousand units, an increase of 18.1% from fiscal 2016.

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

Toyota’s principal Asian markets are Thailand, India, Indonesia, Malaysia and Taiwan.

As part of Toyota’s efforts to expand business, Toyota Motor Thailand Co., Ltd. commenced production of hybrid vehicles such as the Camry hybrid in 2009. Toyota also started operation of its second Gateway plant in 2013, expanding production capacity by 80 thousand units in Thailand to 810 thousand units. In April 2015, Toyota implemented a full model change for IMV models manufactured at its Samrong Plant and Ban Pho Plant in Thailand.

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

In Malaysia, Toyota began production of the Camry hybrid in March 2015, and is planning to reorganize its production structure there in 2019 by building a new plant dedicated to passenger vehicles while making the existing plant dedicated to commercial vehicles. In addition, in 2016 Toyota began production and sales of the Sienta in Taiwan in response to diversifying demands.

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

In China, Toyota has been conducting joint ventures with two major partners. First, with respect to the joint venture with China FAW Group Corporation since Toyota first launched the Vios through the joint venture in 2002, Toyota has been producing and selling the Land Cruiser Prado, the Corolla, the Corolla HV, the Crown, the REIZ, the Coaster and the RAV4 in China. With regard to production capacity, in 2007, Toyota commenced production at the new Tianjin Teda plant, which has an annual production capacity of 200 thousand units, and in 2012, commenced production at a new factory of Sichuan FAW Toyota Motor Co., Ltd. in Changchun, China, which has an annual production capacity of 100 thousand units. Toyota also increased annual production capacity of the plant in Sichuan from 30 thousand units to 50 thousand units in the spring of 2015 to increase production of the Prado. Toyota plans to construct a new production line to replace an aging existing line at the Tianjin Teda plant in the middle of 2018. In addition, Toyota sought to improve production efficiency by closing small, aging production lines at the Changchun East Plant of Sichuan FAW Toyota Motor Co., Ltd. in December 2016 and the Xiqing Plant of Tianjin FAW Toyota Motor Co., Ltd. in February 2017.

GAC Toyota Motor Co., Ltd., a joint venture between Toyota and Guangzhou Automobile Group Co., Ltd., commenced sales of the Camry in 2006, followed by production and sales of the Yaris, the Highlander, the E’z, the Levin and the Levin HV. In 2006, it commenced production at the first plant with an annual production capacity of around 200 thousand units. In addition, a second plant commenced production in 2009 and Toyota plans to expand its annual production capacity to approximately 460 thousand units by completing construction of a third plant in 2017.

In terms of auto parts, in 2014, Toyota opened a plant in Changshu in Jiangsu, China for the production of the CVT as the first CVT plant outside of Japan and in September 2015, Toyota also began production of HV Transaxles at the CVT plant. Toyota also launched a plant to produce hybrid vehicle batteries in October 2015.

Total vehicle sales in the Chinese market increased 13% from 25.00 million in 2015 to 28.30 million in 2016. In this market, Toyota’s sales in 2016 were 1.22 million vehicles, up 8% from the previous year. In the passenger vehicle market (22.57 million units), Toyota had a market share of 6%. In 2016, favorable conditions in the less-than-1.6 liter market continued, and in particular sales of SUVs expanded as a result of customers’ value diversification. As for Toyota’s distribution network, Toyota has been expanding the distribution network for locally produced vehicles in cooperation with Chinese joint venture partners under Tianjin FAW Toyota Motor Co., Ltd. and Guanqi Toyota Motor Co., Ltd., and for imported vehicles, Toyota has also been expanding primarily the Lexus brand sales network. Toyota plans to further increase sales by expanding the number of dealers and the product lineup for both locally produced and imported vehicles. In addition, as the market in China develops, Toyota plans to promote the so-called “Value Chain” businesses such as used cars, services, financing and insurance.

South and Central America, Oceania, Africa and the Middle East

Toyota’s consolidated vehicle sales in South and Central America, Oceania, Africa and the Middle East (collectively, the “Four Regions”) in fiscal 2017 were 1,347 thousand units, a decrease of 15.5% from fiscal 2016.

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

Toyota plans to end production of vehicles and engines at Toyota Motor Corporation Australia Ltd. by October 2017.

Production

Toyota and its affiliated companies produce automobiles and related parts and components through more than 50 overseas manufacturing companies in 28 countries and regions besides Japan. Toyota’s major manufacturing facilities include plants in Japan, the United States, Canada, the United Kingdom, France, Turkey, Thailand, China, Taiwan, India, Indonesia, South Africa, Australia, Argentina and Brazil. Daihatsu brand vehicles are produced at 4 factories in Japan and 2 manufacturing companies in 2 other countries of Indonesia and Malaysia. Hino brand vehicles are produced at 2 factories in Japan and 10 manufacturing companies in 10 countries, including Indonesia and Thailand. For a listing of Toyota’s principal production facilities, see “Information on the Company — Property, Plants and Equipment.”

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

In 2016, 76.5% of Toyota vehicles sold in overseas markets were manufactured in overseas plants by Toyota and its unconsolidated affiliated companies. In 2016, approximately 75.9% of Toyota vehicles sold in North America were produced in North America. Of the vehicles sold in Europe in 2016, approximately 75.2% were produced in Europe. In fiscal 2017, Toyota produced on a consolidated basis 4,109 thousand vehicles in Japan and 4,866 thousand vehicles overseas, compared to 3,981 thousand vehicles in Japan and 4,595 thousand vehicles overseas in fiscal 2016.

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

	Year Ended March 31,
	2013	2014	2015	2016	2017
Units Produced	8,698,454	9,032,165	8,929,887	8,575,899	8,975,509

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

In April 2015, the GPC was reorganized into the TPS Promotion Center. In concert with each in-house company, the TPS Promotion Center inherited and utilizes the way of thinking and methods of TPS (Toyota Production System) in order to contribute to “challenge, growth and creation of solid foundation” that support all of Toyota. In order to improve its overall manufacturing abilities, Toyota is also comprehensively promoting TPS, sound and efficient launches of global vehicle models, activities centering on improving production, engineering and manufacturing methods at each manufacturing process, reinforcement of infrastructure, fostering highly skilled workers, development of best practices and strengthening maintenance power and systematic structures, as well as has been working to resolve issues relating to the entire supply chain, including distributors and technical divisions.

Toyota is working company-wide towards the production of “ever-better cars.” The production engineering and manufacturing divisions are developing Toyota’s own innovative production systems, equipment and processing technologies and deploying them in production lines in order to produce vehicles that create excitement, joy and fun for customers through truly competitive manufacturing methods.

Distribution

Toyota’s automotive sales distribution network is the largest in Japan. As of March 31, 2017, this network consisted of 280 dealers employing approximately 32 thousand sales personnel and operating approximately 4.7 thousand sales and service outlets. Toyota owns 15 of these dealers and the remainder is independent.

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

Sales of Toyota vehicles in Japan are conducted through four sales channels — “Toyota,” “Toyopet,” “Corolla” and “Netz.” In addition, Toyota introduced the Lexus brand to the Japanese market in August 2005, and currently distributes the Lexus brand vehicles through a network of 168 sales outlets in order to enhance its competitiveness in the domestic luxury automobile market. The following table provides information for each channel as of March 31, 2017.

	Dealers
Channel	Toyota Owned	Independent	Total	Market Focus
Toyota	4	45	49	Luxury channel for Toyota brand vehicles
Toyopet	4	48	52	Leading channel for the medium market
Corolla	4	70	74	Volume retail channel centering on compact models
Netz	3	102	105	Sales channel targeting customers with new values for the 21st century

Brand			Sales Outlets	Market Focus
Lexus			168	Premium brand

Outside Japan, Toyota vehicles are sold through approximately 170 distributors in approximately 190 countries and regions. Through these distributors, Toyota maintains networks of dealers. The chart below shows the number of Toyota distributors as of March 31, 2017 by country and region:

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

By April 2013, Toyota established systems to rapidly promote the TNGA and carried out product development under this new way of doing business. As a result, Toyota realized high basic performance and marketability in the Prius that was introduced in Japan in December 2015. Toyota has rolled out, and plans to continue to roll out, the results of such development to other vehicles as well.

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

In addition to the above, Toyota also operates a Japanese-language web portal for automobile information, GAZOO.com. The name “GAZOO” originates from the Japanese word gazo, meaning images. GAZOO was established as an Internet membership service linking Toyota, its national dealer network and GAZOO members, and has provided information on new and used Toyota vehicles and related services, as well as online shopping services. GAZOO later provided information on not only Toyota vehicles but also other automakers, as well as offering a rich blog feature as a social networking portal site on automobiles. In addition, GAZOO has exhanced its contents line-up through which Toyota aims to expand the fan base of car enthusiasts by promoting activities where customers can experience in real life the enjoyment that cars offer, such as TOYOTA GAZOO Racing. GAZOO is currently in charge of all Toyota motor sports activities (such as WRC, WEC and SuperGT). Toyota utilized its GAZOO technology that links the customers, distributors and Toyota to further expand its automobile information service by launching the G-BOOK telematics service in Japan in fall 2002 and G-Link, which is a service exclusive to Lexus, in August 2005. Toyota also offers a theft detection system, vehicle tracking service and operator support service as standard services to enhance services aiming to provide safety, security and comfort for T-Connect/G-BOOK and G-Link users in their lifestyle using vehicles. With G-BOOK mX announced in April 2007, Toyota started offering services that allow drivers to use more convenient navigation systems such as “Map-on-Demand” — the world’s first technology for automatically updating map data. In addition, Toyota has further strengthened its linkage between GAZOO and G-BOOK and has, for example, allowed map information searched on a blog on GAZOO.com to be used on G-BOOK, further maturing as a comprehensive telematics service. In Japan, Toyota is seeking to promote the use of the T-Connect/G-BOOK by equipping all Lexus models and certain Crown models with the T-Connect/G-BOOK as a standard feature. Toyota has also licensed its T-Connect/G-BOOK technology to certain other competitors in Japan. Toyota is applying the technology and experience which it has accumulated in Japan to regions outside Japan; G-BOOK services were introduced in China in March 2009, and unique telematics services in the United States were launched in August 2009. In addition, Toyota began offering telematics services for smartphones in December 2010 in Japan, and began to offer the same service in Thailand in March 2012 and the Middle East from January 2014 (UAE, Qatar and Lebanon in January 2014, Saudi Arabia in August 2014, Bahrain in October 2014 and Kuwait in January 2015).

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

In September 2010, Toyota announced its smart-grid initiatives, which are intended to demonstrate efficient energy use toward the realization of a low-carbon and energy-saving society. By utilizing technology cultivated through the Internet and telematics services mentioned above, Toyota developed the Toyota Smart Center (“TSC”) that optimally controls electricity and links EV (electric vehicles) and PHV (plug-in hybrid vehicles) with homes, and conducted a demonstration project in Rokkasho Village in Aomori aimed at reducing overall CO2 emissions and users’ electricity costs. In addition, in order to develop a global platform of the TSC, Toyota announced a partnership with Microsoft Corp. in April 2011 and a partnership with Salesforce.com in May 2011. Toyota plans to utilize the cloud technology of these two companies in its Internet and telematics services to build a framework for TSC’s global implementation. In January 2012, Toyota began eConnect and “TOYOTA friend” services for PHV. In May 2013, Toyota utilized the latest version of Microsoft’s SharePoint to comprehensively redesign GAZOO, the automobile information portal site. Toyota aims to offer new services, achieve better vehicle quality and enhance product attractiveness as well as contribute further to society by utilizing the vehicle information, road conditions and other parameters collected via telematics services and stored at the TSC. With regard to contribution to society, Toyota began offering the Big Data Traffic Information Service in June 2013, through which traffic information, statistics and other related information are provided to local governments, universities and businesses to support traffic flow improvement and assist disaster prevention measures. In December 2016, Toyota launched the TC Smartphone Navigation free-of-charge to users, including those other than Toyota users, to provide readily usable route history maps. Toyota plans to continue to work with new information technologies and the IT industry to establish a framework for TSC’s global implementation and to realize a mobility society of the future.

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

As a further engagement in the insurance industry, Toyota established Toyota Insurance Management Solutions USA, LLC (“TIMS”), a new U.S. telematics car insurance services company, to promote analysis of big data and development of algorithms. TIMS provides telematics insurance services best suited to Toyota’s customers by consolidating Toyota’s data, financing and insurance knowhow.

In November 2016, based on the proliferation and popularity of mobility services such as car-sharing, Toyota started to establish the Mobility Services Platform (“MSPF”), which has various functions to support mobility services, leveraging the TSC, the Toyota Big Data Center, and financial services. MSPF is a platform that aggregates and covers individual business functions, such as vehicle management systems and leasing programs, that Toyota developed and offered to mobility service providers such as ridesharing operators when working together with them. As one example of the functions that MSPF offers, to enhance a MSPF-based car-sharing, Toyota developed the smart key box (“SKB”) that enables users to lock and unlock doors and to start the engine with their smartphone — thus providing a safer and more secure way of lending and renting cars. Using the MSPF and SKB, Toyota started a pilot program in collaboration with Getaround, a venture company providing car-sharing services targeted at individuals in the United States, in March 2017 in San Francisco, California.

Toyota and Uber Technologies, Inc. have entered into a memorandum of understanding to explore collaboration with respect to ridesharing. As part of the partnership, the companies created new leasing options in which car purchasers can lease vehicles with connected terminals from Toyota Financial Services and cover their payments through earnings generated as Uber drivers.

Toyota and Japan Federation of Hire-Taxi Associations have entered into a memorandum of understanding to explore areas for collaboration, so as to develop and introduce the “Japanese taxi of the future.” Through use of taxis to collect and analyze of information concerning the road traffic environment, and applying those results to the development of the Mobility Teammate Concept, which embodies Toyota’s vision of automated driving, Toyota and the Japan Federation of Hire-Taxi Associations will continue to be important partners in helping to develop Japanese taxis into the “world’s safest, most pleasant, world-class public transportation service” and to strengthen the Japanese transportation infrastructure.

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

•

The operation of “ETC2.0” commenced in 2009 and corresponding products are available for purchase. Mainly for use on highways, this service provides drivers with information related to road traffic and safe driving that is transmitted from road infrastructures to car navigation systems via video and voice.

•

In the summer of 2011, Toyota introduced products corresponding to the driving safety support system, “DSSS,” which the National Police Agency has started operating. Mainly for use on general roads, this system supports safe driving, including by preventing the driver from overlooking red lights, by transmitting traffic control information (such as traffic lights and signs) and peripheral information from road infrastructures to automobiles.

•

Aiming at further reducing accidents, “ITS Connect,” a driving safety support system that uses a dedicated ITS frequency of 760 MHz, was introduced in the fall of 2015. Through direct and continuous exchange of information between vehicles and the road and among vehicles, this system aims to mitigate accidents near intersections, which have been difficult to mitigate to date. The system also includes Communicating Radar Cruise Control features, which supports smooth acceleration and deceleration when following behind another vehicle. Toyota aims at the realization of automated driving in which all drivers can move safely, smoothly and freely by integrating ITS technology and vehicle control technology.

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

Smart Communities

In April 2010, Toyota City was selected as a “Model Region for Next-Generation Energy Systems” by the Ministry of Economy, Trade and Industry. Toyota since joined the “Toyota City Low-Carbon Society Verification Council” (established in August 2010), and carried out experiments relating to the “Optimization of Local Energy Use in Households and Destinations (commercial and public facilities)” and “Establishment of a System for Low-Carbon Emission Transportation” until March 2015. As a way of building on the results of such experiments, starting in October 2014, Toyota launched an experimental ultra-compact electric vehicle sharing program in Grenoble, France, together with the city of Grenoble and local companies, as well as in Tokyo from April 2015. It also launched an experimental ultra-compact electric vehicle program for tourism using a Toyota developed car-sharing system in Okinawa from January 2016. An experimental car-sharing program was also implemented in Okayama City from October through December 2016. Furthermore, in Toyota City and Okinawa, local companies and organizations began operating car-sharing business in April 2017.

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

Research and Development of, and Collaboration Regarding, Connected Platforms

With respect to research and development of platform technologies to make connected services a reality in the future, Toyota is moving forward with the following research and development activities related to in-vehicle system technologies as well as telecommunication and data processing system technologies by means of both open collaboration led by a nonprofit organization as well as collaboration with certain other companies.

For in-vehicle system technologies, a collaborative open source project is underway to develop an operating system for in-vehicle multimedia telematics systems based on the open source software Linux, but incorporating in-vehicle requirements. Named Automotive Grade Linux, the operating system is being developed in collaboration with other auto companies as well as companies that design a manufacture the hardware and software for devices that make up in-vehicle systems, under the initiative of Linux Foundation, an incorporated nonprofit organization. With respect to functions that link in-vehicle multimedia system to smartphones, Toyota established a nonprofit organization called Smart Device Link Consortium in November 2016, jointly with Ford and certain other auto companies, to develop specifications for in-vehicle multimedia systems and their related platform software.

For telecommunication and server system technologies, Toyota is developing a “global mobile communications platform,” which allows for globally integrated management of the telecommunication environment, in collaboration with KDDI Corporation. Toyota is also conducting research and development jointly with the NTT Group in the areas of data processing system technologies and mobile communications technologies that will enable the processing of big data obtained from vehicles in the future.

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

Toyota’s revenues from its financial services operations were ¥1,823.6 billion in fiscal 2017, ¥1,896.2 billion in fiscal 2016 and ¥1,661.1 billion in fiscal 2015. In fiscal 2016, although economic weakness was seen in areas such as Asia, including China, recovery in the United States, among other places, continued and the balance of loan receivables increased steadily. In fiscal 2017, although uncertainties related to political trends emerged primarily in Europe and North America, Toyota’s business remained solid in areas where Toyota’s financial services business is operated. In such an environment, as a result of Toyota’s continued collaboration with dealers in various countries and regions and efforts to expand products and services that meet customer needs, Toyota’s share of financing provided for new car sales of Toyota and Lexus vehicles in regions where TFSC operates remained at a high level of approximately 35% and the balance of loan receivables, mainly in the United States, continued to increase steadily. Meanwhile, Toyota is making efforts to provide both its customers and dealers with stable financial services by diversifying its funding methods using such means as commercial paper, corporate bonds, bank borrowings, ABCP (Asset Backed Commercial Paper) and ABS (Asset Backed Securities). Toyota continued to perform detailed credit appraisals and serve customers by monitoring bad debt and loan payment extensions, and the percentage of credit losses remained low, at 0.37% and 0.36% in fiscal years 2017 and 2016, respectively. Toyota continues to work towards improving its risk management measures in connection with credit and residual value risks.

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

In June 2016, Toyota established Toyota Financial Services Portugal, Limited, a Portuguese branch of Toyota Kreditbank GmbH, and started its operation in March 2017.

Net finance receivables for all of Toyota’s dealer and customer financing operations were ¥1,520,877.2 billion as of March 31, 2017, representing an increase of 4.5% as compared to the previous year. The majority of Toyota’s financial services are provided in North America. As of March 31, 2017, 59.1% of Toyota’s finance receivables were derived from financing operations in North America, 11.3% from Asia, 10.3% from Europe, 8.1% from Japan and 11.2% from other areas.

Approximately 50% of Toyota’s unit sales in the United States during fiscal 2017 included a finance or lease arrangement with Toyota. Because the majority of Toyota’s financial services operations are related to the sale of Toyota vehicles, a decrease in vehicle unit sales may lead to a contraction of Toyota’s financial services operations.

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

Wholesale Financing

Toyota’s finance subsidiaries also provide wholesale financing primarily to qualified Toyota dealers to finance inventories of new Toyota vehicles and used vehicles of Toyota and others. The finance companies acquire security interests in vehicles financed at wholesale. In cases where additional security interests would be required, the finance companies take dealership assets or personal assets, or both, as additional security. If a dealer defaults, the finance companies have the right to liquidate any assets acquired and seek legal remedies.

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

Other Financial Services

Toyota Finance Corporation launched its credit card business in April 2001 and began issuing Lexus credit cards in 2005 when the Lexus brand was introduced in Japan. As of March 31, 2017, Toyota Finance Corporation has 14.9 million card holders (including Lexus credit card holders).

All Other Operations

In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive business activities. Net sales for these activities totaled ¥1,321.0 billion in fiscal 2017, ¥1,177.3 billion in fiscal 2016 and ¥1,255.7 billion in fiscal 2015.

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

U.S. Federal Standards

The federal Clean Air Act directs the Environmental Protection Agency (“EPA”) to establish and enforce air quality standards, including emission control standards on passenger vehicles, light-duty trucks and heavy-duty vehicles. The EPA decided in February 2000 to adopt more stringent vehicle emission and fuel economy standards applicable to passenger vehicles and light-duty trucks produced in model years 2004 and beyond. In the standards adopted for model years 2004 and beyond, manufacturers must guarantee that their vehicles meet the requirements for ten years or 120 thousand miles, whichever occurs first. Manufacturers are not permitted to sell vehicles in the United States that do not meet the standards. In April 2007, EPA regulations that further restrict emissions from passenger vehicles and light-duty trucks operating at cold temperatures became effective. The new emission standards set by these regulations were phased in between 2010 and 2013. Similar standards that further restrict emissions from heavy-duty vehicles operating at cold temperatures were phased in from 2012 to 2015. In March 2014, the EPA finalized new vehicle emission and evaporative emission standards for passenger vehicles and light-duty trucks for model years 2017 and onwards. Under the new standards, emission standards for volatile organic compounds and nitrogen oxides are to be strengthened in phases from 2017 to 2025, bringing the emission standards in line with emission standards in California, resulting in the unification of the differing California and federal emission standards. In addition, the particulate matter standards and fuel evaporative emission standards will also be strengthened to be brought in line with California’s emission standards. This is expected to lead to reductions in the burden on development, such as a reduction in the number of tests required for certification and standardization of emission reduction systems.

Furthermore, in April 2007 the U.S. Supreme Court ruled that the EPA has the authority to regulate automobile emissions of greenhouse gases. In response to this ruling, on April 1, 2010 the EPA and the federal National Highway Traffic Safety Administration (“NHTSA”) issued a joint final rule to reduce the emission of greenhouse gases from passenger vehicles, light-duty trucks and medium-duty passenger vehicles for model years 2012 through 2016. These vehicles were required to meet an estimated combined average emissions level of 250 grams of carbon dioxide per mile, equivalent to 35.5 miles per gallon if the requirements were met through fuel economy standards. The NHTSA also set Corporate Average Fuel Economy (“CAFE”) standards for passenger vehicles and light-duty trucks that required manufacturers of those vehicles to meet an estimated combined average fuel economy level of 34.1 miles per gallon in model year 2016.

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

On January 13, 2017, the EPA issued its “final determination” to maintain the final rule for model years 2022 through 2025. On March 13, 2017, however, the newly-appointed Administrator of the EPA and the newly-appointed Secretary of the Department of Transportation issued a notice that they were reconsidering the final determination. The EPA announced that it and the NHTSA would issue a “new” final determination by April 1, 2018. Also, on March 13, 2017, the Alliance of Automobile Manufacturers petitioned the U.S. Court of Appeals for the District of Columbia to review the EPA’s final determination. However, upon issuance of the notice regarding the reconsideration of the EPA’s final determination, the Alliance promptly withdrew its petition for review by the Court. On March 14, 2017, California petitioned the Court to protect its interests in the EPA’s final determination to maintain the final rule. As discussed below, California had adopted a “deemed to comply” rule, which provided that compliance with the federal final rule would also satisfy California’s greenhouse gas emission standards for model years 2022 through 2025. It is unclear at this time whether the final rule will remain in its current form or whether the standards will be eased.

In addition, in July 2015, the EPA adopted final rules to limit, in relation to greenhouse gas emissions, the use of various hydroflourocarbons (“HFCs”) and HFC-containing refrigerant blends used in motor vehicle air conditioning systems for new vehicles, among other applications. Toyota purchases air conditioning systems from third parties for use in its vehicles. The final rules list HFC-134a, the most dominant refrigerant used in light-duty vehicles worldwide, as unacceptable for use in motor vehicle air conditioning systems in new light-duty vehicles beginning in model year 2021. The final rules also list additional refrigerant blends as unacceptable for use in new light-duty vehicles beginning in model year 2017. Feasible alternatives to these refrigerants that will be prohibited by the rules may be costly or present other risks, such as flammability or other safety concerns.

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

California Standards

Under the federal Clean Air Act, the State of California is permitted to establish its own vehicle emission control standards if it receives a waiver from the EPA. As a result, the California Air Resources Board (“CARB”) established the Low Emission Vehicle Program and set emission standards for certain regulated pollutants that were phased in beginning in the 2004 model year. Under these standards, most light-duty trucks and passenger vehicles are required to meet the same emission standards, which were stricter than the federal standards. As part of the original Low Emission Vehicle Program, the CARB also required that a specified percentage of a manufacturer’s passenger vehicles and light-duty trucks sold in California for all model years 1998 and after be “zero-emission vehicles” (vehicles producing no emissions of regulated pollutants). This zero-emission vehicles requirement also permitted certain advanced technology vehicles such as Plug-in Hybrid Vehicles (“PHVs”), hybrid cars and alternative fuel vehicles that meet “partial zero-emission vehicles requirements” to be granted partial qualification as Electronic Vehicles (“EVs”) or Fuel Cell Vehicle (“FCVs”). The current zero-emission regulations mandate substantial annual increases in the production and sale of battery-electric, fuel cell and plug-in hybrid vehicles such that, by 2025, the state of California has estimated that approximately 15% of the new vehicles sold in the state would be zero-emission or plug-in hybrid vehicles. Toyota’s MIRAI qualifies as zero-emission vehicles. The current Prius plug-in hybrid qualifies as partial zero-emission vehicles. Toyota intends to continue to develop additional advanced technologies and alternative fuel technologies that will allow other vehicles using such technologies to qualify as zero-emission vehicles or partial-zero-emission vehicles.

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

In February 2010, the CARB enacted a “deemed to comply” rule that provides that compliance with federal greenhouse gas emission standards for model years 2012 through 2016 and 2017 through 2025 also satisfies California’s greenhouse gas emissions standards.

In January 2012, the CARB adopted the Advanced Clean Cars (“ACC”) program. The ACC program includes new Low-Emission Vehicle regulations that reduce smog-causing pollutants (including nitrogen oxides and particulate matter) and greenhouse gas emissions from cars and light-duty trucks for model years 2015 to 2025, and more stringent zero-emission vehicle regulations which will require increased production of zero-emission vehicles and plug-in hybrid electric vehicles for model years 2018 to 2025. The ACC program also lowers allowable smog-forming particulate emissions to 1 mg/mile or lower, to be phased in beginning with model year 2015.

In a March 24, 2017 ACC Midterm Review, the CARB affirmed the ACC program’s requirements. In this review, the CARB noted the March 13, 2017 decisions of the Administrator of the EPA and the Secretary of the Department of Transportation to reconsider the EPA’s final determination to maintain the final rule for greenhouse gas emissions for model years 2022 through 2025, and suggested that its decision to follow the federal final rule might change if the federal standards “were substantially changed.”

Other States’ Standards

The states of New York, Massachusetts, Connecticut, Maine, Maryland, New Jersey, Oregon, Rhode Island and Vermont have either adopted, or plan to adopt, regulations substantially similar to California’s zero-emission vehicles requirement. With regard to greenhouse gas emissions regulations, in addition to these states, Pennsylvania and Washington have adopted California’s regulations.

Canadian Standards

Canada has established vehicle emission standards equivalent to the federal standards in the United States, including the heightened requirements that became applicable to passenger vehicles and light-duty trucks in model years 2004 and beyond. In addition, in response to the strengthening of the federal greenhouse gas emission standards in the United States applicable to model years 2017 to 2025, Canada finalized equivalent standards in October 2014. Furthermore, certain Canadian provinces are currently considering enacting their own regulations on vehicle emissions of greenhouse gases. In Province of Quebec, a bill that requires manufactures to sell (at least a certain percentage of) FCVs, EVs and PHVs starting with model year 2018 was passed. The details of these regulations are currently under consideration but the Province of Quebec, like the Northeastern United States, has signaled that they plan to follow the regulations in California. Canada also adopted a more stringent fuel rule, which is based on the fuel rule in the United States, that reduces refineries’ annual average sulfur concentration of gasoline to 10 mg/kg from 2017 with a new addition of credit system to secure compliance.

European Standards

The European Union adopted a directive that establishes increasingly stringent emission standards for passenger vehicles and light commercial vehicles in October 1998. Under this directive, the standards adopted beginning with year 2000 require manufacturers to recall any vehicles which fail to meet the standards for five years or 80 thousand kilometers, whichever occurs first. Toyota introduced vehicles complying with this directive in 1999. Under standards adopted in 2005, manufacturers are obligated to meet the more stringent standards for five years or total vehicle miles of 100 thousand kilometers, whichever occurs first. In 2007, the European Parliament adopted more stringent emission standards for passenger vehicles and light commercial vehicles. The effective dates for phasing in these stricter standards for passenger vehicles were September 2009 for Euro 5 and September 2014 for Euro 6. For light commercial vehicles, the effective dates are September 2010 for Euro 5 and September 2015 for Euro 6. Euro 5 provides for lower emission levels for gasoline and diesel powered vehicles and also extends the manufacturers’ responsibility for emission performance to total vehicle miles of 160 thousand kilometers. The primary focus of Euro 6 is to limit further emissions of diesel powered vehicles and bring them down to a level equivalent to gasoline powered vehicles. In addition, Euro 6 will be implemented in two stages, and beginning with the second stage (September 2017 for passenger vehicles and September 2018 for commercial vehicles), the EU is implementing the Real Driving Emission (“RDE”) regulations, which will require manufactures to conduct on-road emissions tests using portable emissions testers. During the initial phase, which started in January 2016, the RDE tests are used for monitoring purposes. Beginning in September 2017, manufacturers will be required to reduce the divergence between the regulatory limit tested in laboratory conditions and the values of RDE tests. The EU has also decided to implement the Worldwide harmonized Light vehicles Test Procedure (WLTP).

Chinese Standards

Emissions regulations are being implemented throughout China pursuant to the Chinese National Standards (GB) of the Ministry of Environmental Protection of the People’s Republic of China, and the manufacture and sale of models not meeting these regulations are prohibited.

For passenger vehicles, pursuant to GB18352.3-2005, Level 3 Emissions Regulations (China 3) (corresponding to Euro 3 standards) apply to new models after July 2007 and Level 4 Emissions Regulations (China 4) (corresponding to Euro 4 standards) apply to new models after July 2010. Starting with new models after July 2008, on-board diagnostics must be equipped. Furthermore, pursuant to GB18352.5-2013, it has been decided that Level 5 Emissions Regulations (China 5) (corresponding to Euro 5 standards) are to be implemented throughout China for all models that are sold and registered after January 2018.

In an effort to improve the fuel quality in the market, stricter China 5 gasoline and diesel fuel standards have been stipulated in GB17930-2013 and GB19147-2013 to achieve the Level 5 Emissions Regulations, and it has been decided that these standards will be implemented from January 2018. Following that, however, given the accelerated improvement in fuel quality in the market, new China 5 fuel standards (corresponding to Euro 5) have been implemented in 11 provincial capitals in eastern China from January 2016 and nationwide in China from January 2017, as opposed to January 2018 as initially determined. In connection with this, the Ministry of Environmental Protection and the Ministry of Industry and Information Technology issued a directive on the implementation timing of the Level 5 Emissions Regulations, in accordance with which, the implementation started for gasoline-powered passenger vehicles in the 11 provincial capitals from April 2016 and nationwide in China from January 2017, as well as will start for diesel passenger vehicles nationwide in China from January 2018 as initially scheduled. The next-generation emissions regulations for passenger vehicles, or Level 6 Emissions Regulations (China 6), have been issued as GB18352.6-2016 at the end of 2016, pursuant to which tighter requirements will be implemented in two steps, depending on the regulated subjects and the implementation timing. Specifically, China 6a will apply to all models to be sold or registered in July 2020 and beyond, and China 6b will apply to all models to be sold or registered in July 2023 and beyond. With respect to fuels in the market, the quality standards and the implementation timing for China 6 gasoline fuel and China 6 diesel fuel have been provided in GB17930-2016 and GB19147-2016 so as to keep up with the implementation timing of China 6 emissions regulations.

For heavy-duty diesel-powered commercial vehicles, pursuant to GB17691-2005, Level III Emissions Regulations (China III) apply to models after January 2007. Although Level IV Emissions Regulations (China

IV) were to apply to new models after January 2010, and Level V Staged Emissions Regulations (China V) were to apply to new models after January 2012, because the infrastructure to supply sufficient diesel fuel meeting the Level 4 fuel quality standards had yet to be put in place, the implementation of the China IV Emissions Regulations for all models was postponed to July 2013. In connection with such delay, the implementation of the China V Emissions Regulations has been postponed from the original plan and is now scheduled to be implemented from July 2017. For heavy-duty gasoline-powered commercial vehicles, pursuant to GB14762-2008, Level III Emissions Regulations (China III) apply to new models after July 2009 and Level IV Emissions Regulations (China IV) apply to new models after July 2012. After the first day the regulation is implemented to a new model, all new models released during the following one-year period also become subject to the regulation. Tightening of the next-generation emissions regulations is currently considered for heavy-duty diesel-powered commercial vehicles and heavy-duty gasoline-powered commercial vehicles.

Compliance with new and more stringent emissions and fuel consumption standards will present significant technological challenges to automobile manufacturers and will likely require significant expenditures. Examples of these challenges include the development of advanced technologies, such as high performance batteries and catalytic converters, as well as the development of alternative fuel technologies. Manufacturers that are unable to develop commercially viable technologies within the time frames set by the new standards will lose their market share and will be forced to decrease the number of types of vehicles and engines in their principal markets.

Standards of Other Countries

Countries other than Japan, the United States, Europe and China are also proactively introducing emissions regulations. Many countries or regions such as Australia, Mexico, the Middle East, Taiwan and Hong Kong, as well as countries in Eastern Europe and Asia, have considered or implemented emissions regulations.

In particular, in India, given the worsening air pollution, the government accelerated the implementations of BS-6 (equivalent to EURO6) to 2020, and in addition the Supreme Court banned the registration of diesel cars with engines that are 2 liters or larger in the National Capital Region, including the Delhi metropolitan area. In August 2016, the ban on registration was lifted on the condition that a deposit equal to 1% of the vehicle’s retail price is to be paid to the Environment Pollution Control Authority.

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

Among qualifying passenger vehicles are:

•	Vehicles which are designated in Article 75, Paragraph 1 of the Road Vehicles Law as type-designated vehicles (“type-designated vehicles”) with 10 seats or less using LPG;

•

Type-designated vehicles with 9 seats or less or that are 3.5 tons or less in vehicle weight using gasoline, or type-designated vehicles with 9 seats or less or 10 seats that are 3.5 tons or less in vehicle weight using gas oil;

•	Type-designated vehicles with 11 seats or more that are 3.5 tons or less in vehicle weight using gasoline or gas oil; and

•

Type-designated vehicles with 10 seats or more that are over 3.5 tons in vehicle weight using gas oil, or designated carbon monoxide emission control vehicles (“designated carbon monoxide emission control vehicles”) which are designated in Article 75-3 Paragraph 1 of the Road Vehicles Law.

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

On April 1, 2010, the EPA and the NHTSA issued a joint final rule to reduce the emission of greenhouse gases from passenger vehicles, light-duty trucks and medium-duty passenger vehicles for model years 2012 through 2016. These vehicles were required to meet an estimated combined average emissions level of 250 grams of carbon dioxide per mile, equivalent to 35.5 miles per gallon if the requirements were met through fuel economy standards. The NHTSA also set CAFE standards for passenger vehicles and light-duty trucks that will require manufacturers of those vehicles to meet an estimated combined average fuel economy level of 34.1 miles per gallon in model year 2016. Furthermore, the EPA and the NHTSA joint final rule allows the two agencies and California standards to act in a unified way, and creates a regulatory framework that makes compliance less burdensome for the manufacturers. In addition, in December 2011, the EPA and the NHTSA issued a joint proposed rule to further reduce greenhouse gas emissions and improve fuel economy for passenger vehicles, light-duty trucks and medium-duty passenger vehicles for model years 2017 through 2025. In the rule, which was finalized in August 2012, these vehicles are required to meet an estimated combined average emission level of 163 grams of carbon dioxide per mile in model year 2025, equivalent to 54.5 miles per gallon if these requirements are met through improvements in fuel economy standards. At the same time, the NHTSA also issued CAFE standards for passenger vehicles and light-duty trucks that would require manufacturers to meet an estimated combined average fuel economy level of 49.6 miles per gallon in model year 2025. As discussed above, however, the EPA and NHTSA are reconsidering the final rule for model years 2022 through 2025, and they are expected to issue a final determination, either upholding the standards or easing them, by April 1, 2018. The standards of fuel economy are stringent, and Toyota strives to meet the fuel economy standards by further developing fuel-efficient technology, alternative fuel technology and other advanced technology.

In addition, the Energy Tax Act of 1978 imposes a “gas guzzler” tax on automobiles with a fuel economy rating below specified levels.

European Standards

In December 2008, the European Parliament approved a new regulation that established an average emission standard of 130 grams of carbon dioxide per kilometer by 2012 for passenger vehicles sold in member states, made effective in June 2009. The regulation was phased in gradually, initially requiring 65% of new cars to comply with the new standards in 2012 and increasing to 100% of new cars in 2015. As a result of the new regulations, different targets applied to each manufacturer, based on their respective fleets of vehicles and weight. Penalties applied to those manufacturers who fail to meet their targets from 2012, in amounts corresponding to the degree of shortfall. Manufacturers failing to meet their targets between 2012 and 2018 will incur penalties of between €5 and €95 per each gram of carbon dioxide per kilometer shortfall for each non-compliant vehicle, and such penalties will rise to €95 in 2019 and beyond. Furthermore, in June 2011, a new carbon dioxide emission standard applicable to light commercial vehicles entered into force establishing an average emissions target of 175 grams of carbon dioxide per kilometer. This regulation has the same basic regulatory framework as passenger vehicles, raising the compliance rate from 70% in 2014 to 100% in 2017.

Furthermore, in February 2014, the European Parliament and Council adopted a regulation to reduce the average carbon dioxide emissions target for light commercial vehicles to 147 grams per kilometer beginning in 2020. In March 2014, the European Parliament and Council adopted a regulation to reduce the average carbon dioxide emissions target for passenger vehicles to 95 grams per kilometer beginning in 2021. 95% of each manufacturer’s new cars must comply with this new standard by 2020. The relevant legislation requested the European Commission to conduct a review by 2015 and, if appropriate, propose new targets for the period beyond 2020, including possibly setting a 2025 target. A public consultation on revision of the legislation was conducted in 2016.

An increasing number of EU member states are introducing vehicle tax laws based on carbon dioxide emission levels pursuant to the directive issued by the European Commission in 2005. This trend is expected to continue in accordance with the recent increases in environmental awareness.

An EU directive on motor vehicle air conditioning units required manufacturers to replace currently used refrigerants with refrigerants having a lower global warming impact for all newly registered vehicles starting in January 2017.

Chinese Standards

Fuel consumption regulations are being implemented pursuant to the Chinese National Standards (“GB”), and the manufacture and sale of vehicle models not meeting these regulations are prohibited. For passenger vehicles, pursuant to GB19578-2004, Level 1 Fuel Consumption Regulations apply to new models after July 2005 and Level 2 Fuel Consumption Regulations apply to new models after January 2008. For small commercial vehicles, pursuant to GB20997-2007, Level 2 Fuel Consumption Regulations apply to new models after February 2008, Level 1 Fuel Consumption Regulations apply to all vehicles as of January 2009 and Level 2 Fuel Consumption Regulations apply to all models as of January 2011. These regulations determine the consumption standards that apply depending on the mass of the applicable vehicle and set forth a method for determining whether each model has met the regulation. With respect to passenger vehicles, GB27999-2011 has been issued to further strengthen fuel consumption regulations from 2012 and beyond. In these Level 3 Fuel Consumption Regulations for passenger vehicles, the regulation framework was substantially revised, such as the introduction of new regulations requiring automobile manufacturers to meet standards of corporate average fuel consumption across models in addition to existing regulations requiring each model to meet consumption standards. Furthermore, in order to achieve the national target for average fuel efficiency for 2020, the following more stringent fuel consumption regulations have been enacted and enforced. First, GB19578-2014, which has been enacted to strengthen regulations for each model, is being applied to new models after January 2016. Second, GB27999-2014, which has been enacted as Level 4 Fuel Consumption Regulations for passenger vehicles to strengthen corporate average regulations, has been in effect since 2016. In addition, Level 5 Fuel Consumption Regulations for passenger vehicles are being examined as more stringent next-generation fuel consumption regulations.

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

With respect to standards that were previously brought in line with the UN regulations, the Japanese standards regarding steering systems require disabling of automatic steering functions when vehicles travel at more than 10km/h. These standards began to apply to new model cars in July 2016. As amendments to the requirement to disable automatic steering functions are currently being discussed at the United Nations, and in light of the fact that vehicles equipped with automatic steering functions are already being sold in Japan, a provision was added to suspend the application of the requirement to disable automatic steering functions for the time being in Japan. Standards for the brake assistance system and the electronic stability control were established as new standards separately from standards for brake equipment and began to apply in February 2017. A requirement for the tire pressure monitoring systems will be established as a new standard separately from standards for emergency temporary use spare units and tire pressure monitoring systems and apply beginning in February 2018, as applicable. With respect to standards that were newly brought in line with the UN regulations, safety standards for hydrogen fuel cell vehicles will apply in stages to new model cars beginning in September 2018. Standards for protection of passengers from full-wrap head-on collision will apply in stages to new models beginning in September 2018. Standards for indirect vision will apply to new models beginning in June 2019 and to existing models still in production beginning in June 2021. Standards for approaching vehicle audible system will apply to new models beginning in March 2018 and to existing models still in production beginning in October 2020. Standards for day time running lamps began to apply in October 2016, as applicable. Standards for tire fitting will apply to new models beginning in September 2019 and to existing models still in production beginning in September 2022. With respect to standards that are scheduled to be newly brought in line with the UN regulations, standards for compressed natural gas vehicles and liquid natural gas vehicles will apply to new models beginning in March 2020 and to existing models still in production beginning in March 2021.

Furthermore, unique to Japan, technical guidelines for driver medical emergency response system (slowdown and stop type) were established. Requirements for equipment with automatic on-off headlight (autolight) function will apply in stages to new model cars beginning in April 2020 and to existing models still in production beginning in October 2021. The enhancement of visibility standards for rearward and surrounding area, as well as the standardization of measures relating to brake override systems, the strengthening of anti-spinal injury measures, anti-drunk driving measures and automated emergency call systems are currently under consideration.

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

In January 2011, legislation to improve the safety of the visually impaired and other pedestrians, the “Pedestrian Safety Enhancement Act of 2010,” was passed. Based on this standard, the NHTSA determined minimum sound standards for electric and hybrid vehicles.

In response to the unintended acceleration issue in 2010, the NHTSA has started to examine and implement measures to strengthen safety standards, such as mandating brake override systems, mandating Event Data Recorders, or EDR, and standardizing push-start switches.

In December 2015, in reaction to quality issues of motor vehicles and recalls conducted by automobile companies in recent years, a bill to strengthen U.S. motor vehicle safety regulations was passed. In response to the passage of the bill, NHTSA began to examine firmer measures.

In 2016, the NHTSA and the Insurance Institute for Highway Safety announced that they have agreed with twenty major vehicle manufacturers to standardize equipment of automatic emergency brakes on almost all new models by 2022. In the same year, the NHTSA also announced a policy regarding automatic driving vehicles to promote such vehicles safely, as well as best practices to enhance cybersecurity for vehicles.

In 2017, the NHTSA proposed to establish a new safety standard to require passenger vehicles and light-duty commercial vehicles to have dedicated short-range communication units that enable Vehicle-to-Vehicle communication.

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

On the widespread adoption of emergency call systems (“eCall”), eCall will become mandatory from the end of March 2018 for light-duty passenger vehicles and light-duty commercial vehicles using the framework of “Whole Vehicle Type Approval.” New rulemaking regarding eCall has also been proposed by the United Nations, and this proposal is expected to be passed by the end of 2017. In addition, it will be necessary to build infrastructure such as communication bases in the different member states of the EU for the receipt and handling of eCalls, and rulemaking regarding eCall also covers the creation of such infrastructure.

The possibility of regulation in connection with ITS and other advanced driver assist systems for 2020 and beyond is also under consideration. In addition, the adoption of Advanced Emergency Breaking systems and lane departure warning systems on light vehicles, Advanced Emergency Breaking systems which detect pedestrians and regulations to require information disclosure for installation of blind spot monitors, reverse system which detect pedestrians, reverse detection, Evert Data Recorders and alcohol interlock devices on trucks are also expected to be considered. In March 2015, the European Commission published a final report on the benefit and feasibility of a range of new safety technologies. Currently, a process to revise the General Safety Regulation (EC) No 661/2009 and Regulation (EC) No 78/2009 with regards to pedestrian protection is ongoing. With respect to individual matters that are to be strengthened through regulations, the European Commission plans to propose amendments to the United Nations rules regarding matters that are already regulated by the United Nations, while other matters are likely to be considered within the EU. In either case, deliberations will be conducted with the goal of application to new vehicle models from 2020 and regulations for registrants from 2022, although target date of the regulations vary for each matter. Matters to be strengthened include requirement for installation of AEB to small cars, LKAS to small cars, driver monitoring systems, ESS and EDR, as well as TPMS regulations, expansion of application of regulations on collision, creation of regulations on small lap, creation of laws and regulations on far-side impact tests, requirement for installation of camera monitoring system and requirement for A pillar windscreen head impact.

From April 2009, the applicable scope for Whole Vehicle Type Approval (“WVTA”) was extended to cover all vehicle categories. Furthermore, an amendment was issued in 2011 which clarifies the categories (especially those for passenger and light-duty commercial vehicles). Through this amendment, the criteria for light-duty commercial vehicles was clarified, and there is a possibility that vehicles currently classified as light-duty commercial vehicles become classified as passenger vehicles. In addition, revisions to EU regulations related to vehicle mass and dimensions were issued in 2012. These revisions clarified the mass, criteria and definitions which comprise the base specifications for vehicles. In 2016, the European Commission’s proposal regarding major amendments to the WVTA, including a strengthening of type approval process (e.g. enabling access to software algorithm; five year approval limit (type approval validity)) with the market surveillance requirements (addition of auditing authority by the European Commission), strengthening of auditing of technical service, clarification of recall requirements and increased surveillance of cars already in circulation, was submitted. Currently, the bill is under deliberation by the European Council and the European Parliament.

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

United Nations Regulations

The 1958 Agreement (“Agreement Concerning the Adoption of Uniform Technical Prescriptions for Wheeled Vehicles, Equipment and Parts which can be Fitted and/or be Used on Wheeled Vehicles and the Conditions for Reciprocal Recognition of Approvals Granted on the Basis of These Prescriptions”) was originally based on the European regulations, but the UN Regulations are developing as an established international law, and Japan, Thailand, Malaysia and Egypt as well as other countries outside the EU have become members after the amendment in 1995, and many other countries are expected to join in the future. The countries bound by the 1958 Agreement have incorporated the UN Regulations into their own domestic policies (The EU and Japan have directly included the UN Regulations into their domestic legislations). While automotive parts and vehicle systems are regulated by the UN regulations, there are currently no regulations with respect to Whole Vehicle Type Approval (WVTA) such as those in Europe. Japan proposed legislation establishing International Whole Vehicle Type Approval (IWVTA) under the United Nations in 2016, and the matter is being deliberated by the United Nations. IWVTA is expected to take effect in January 2018 (although the mutual recognition of IWVTA will not take place) and IWVTA is expected to be implemented with the mutual recognition in October 2018. If IWVTA is established, integration of global approval administrative regulations of each country and simplification of vehicle construction regulations are expected. IWVTA would only be partially applicable at the time of its establishment in 2016 and deliberation toward the full application would continue after establishment.

An amendment to the 1958 Agreement has been considered in order to establish R0 (IWVTA). The bill of such amendment to the 1958 Agreement was passed in June 2016 and it is expected to take effect in around September 2017 without trouble. Such amendment will increase the flexibility of the regulations, enabling approvals to be granted for the old series of regulations according to the needs of the signatory countries to the 1958 Agreement. The percentage of required votes for voting in connection with proposed UN regulations will also be considered and the 1958 Agreement is expected to become fairer. Such amendment to the 1958 Agreement is expected to make the 1958 Agreement more attractive to countries that are not currently party to the 1958 Agreement, and aims to increase the number of signatory countries.

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

Chinese Standards

Vehicle safety regulations in China were drafted with reference to the UN regulations and cover almost the same matters as the UN regulations. However, recently, these regulations also include unique provisions which take into account the distinctive characteristics of the Chinese market environment and the progress of technological development in China and there are increasing number of legislations that differ from the latest UN regulations or other international standards. As for future safety regulations, standards related to batteries, motors, the charging of electric vehicles and data communication are currently being planned.

Standards of Other Countries

Vehicle safety regulations in Canada are basically similar to those in the United States. In regions outside of North America, movements for adoption and conformity with the UN regulations have become active, including in those countries without automotive manufacturing industries. The list of signatories to the 1958 agreement of the United Nations continues to grow, and now includes Korea, Thailand and Malaysia in Asia, as well as Russia, South Africa, Egypt and Morocco. In addition, ASEAN, pursuant to its economic community mission, has decided to adopt the UN regulations as its regional agreement. Latin America, India and countries in the Middle East that are not signatories to the 1958 agreement of the United Nations are also moving forward to conform their respective regulations to the UN regulations or to adopt new regulations consistent with the UN regulations.

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

Pursuant to the Clean Air Act, the EPA has promulgated National Ambient Air Quality Standards (“NAAQS”) for six “criteria” pollutants, including for ozone and particulate matter. The Clean Air Act requires that the EPA review and possibly revise these NAAQS every five years. On December 14, 2012, the EPA made the annual health-based particulate matter NAAQS more stringent. On October 1, 2015, the EPA made the annual health-based and welfare-based ozone NAAQS more stringent. The revised annual health-based particulate matter NAAQS and the revised annual health-based and welfare-based ozone NAAQS, as well as any future NAAQS revisions, could lead to additional pollution control requirements on the industry, including on Toyota’s manufacturing operations.

Toyota expects growing pressure in the next several years to further reduce emissions from motor vehicles and manufacturing facilities.

European Standards

In October 2000, the European Union brought into effect a directive that requires member states to promulgate regulations implementing the following:

•

automotive manufacturers shall bear all or a significant part of the costs for taking back end-of-life vehicles sold after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, this requirement became applicable to vehicles put on the market before July 1, 2002 as well;

•	automotive manufacturers may not use certain hazardous materials in vehicles sold after July 1, 2003;

•

type-approved vehicle models put on the market after December 15, 2008 shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or re-use as material or energy to a minimum of 95% by weight per vehicle; and

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

Because Toyota had more than 50 overseas operations in 28 countries and regions as of March 31, 2017, procurement of parts and components is being carried out not only locally in the country of the production site but also from third countries, and the distribution network has become increasingly more complex. In order to realize timely and efficient distribution at the same time as keeping total costs at a minimum, Toyota is promoting efforts to optimize each stage of the supply-chain. To this end, Toyota has developed a standardized system of global distribution and is supporting the operation of the system at each production base. The use of the global distribution system aims at implementing parts procurement that meets changes in vehicle production in a timely manner. These varying efforts, combined together, have led to maximized customer satisfaction, as well as to building a good working relationship with Toyota’s suppliers.

Toyota aims to share information and collaborate among the procurement divisions in each of the regions throughout the world in order to procure parts and materials from the most competitive suppliers among Toyota factories located in various areas worldwide. At the same time, Toyota carries out streamlining efforts undertaken together with suppliers in each country in order to achieve sustainable growth. Toyota has been working on a cost reduction measure referred to as RR-CI and VA activities. RR-CI activities aim to improve competitive power through thorough localization, sharing parts and components and manufacturing reforms together with producing products matching customers’ needs in each region and vehicle category. Toyota is advancing RR-CI activities in conjunction with the TNGA and has been continuously working on VA (value analysis) Activities for the various types of vehicles already on sale in collaboration with in-house vehicle companies. In addition, Toyota has been working on the TNGA to achieve sweeping advances in basic performance and product appeal of parts and units as well as seeking cost reductions by sharing more parts and implementing manufacturing reforms.

In the first half of fiscal 2017, market prices of raw materials such as steel generally decreased in comparison to the first half of prior fiscal year due in part to decreased demand in China. In the latter half, prices recently picked up after remaining flat for a while. The direction of prices is still unforeseeable and Toyota is continually promoting cost reduction efforts, such as reducing the amount of raw materials it uses.

Toyota’s ability to continue to obtain supplies in an efficient manner is subject to a number of factors, some of which are not in Toyota’s control. These factors include the ability of its suppliers to provide a continued source of supplies and the effect on Toyota of competition by other users in obtaining the supplies.

Intellectual Property

Toyota holds numerous Japanese and foreign patents, trademarks, design patents and some utility model registrations. It also has a number of applications pending for Japanese and foreign patents. While Toyota considers all of its intellectual property to be important, it does not consider any specific subset of its patents, trademarks, design patents or utility model registrations to be so important that their expiration or termination would materially affect Toyota’s business.

Capital Expenditures and Divestitures

Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2014 and March 31, 2017, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in technology and products by Toyota Motor Corporation	946.9	Japan	Internal funds, financing from issuance of bonds, etc.

Investment primarily in technology and products by Hino Motors, Ltd.	133.2	Japan	Internal funds

Investment primarily in technology and products by Daihatsu Motor Co., Ltd.	72.1	Japan	Internal funds

Investment primarily in technology and products by Toyota Auto Body Co., Ltd.	71.4	Japan	Internal funds

Investment primarily in technology and products by Toyota Motor Kyushu, Inc.	70.4	Japan	Internal funds

Investment primarily in technology and products by Primeearth EV Energy Co., Ltd.	54.2	Japan	Borrowings

Outside of Japan

Investment primarily to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	219.5	United States	Internal funds

Investment primarily to promote localization by Toyota Motor Thailand Co., Ltd.	128.5	Thailand	Internal funds

Investment primarily to establish office facilities by Toyota Motor North America, Inc.	95.2	United States	Internal funds

Investment primarily to promote localization by Toyota Motor Manufacturing Canada Inc.	93.6	Canada	Internal funds

Investment primarily to promote localization by PT. Toyota Motor Manufacturing Indonesia	91.9	Indonesia	Internal funds

Investment primarily to promote localization by Toyota Argentina S.A.	89.6	Argentina	Borrowings

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing

Investment primarily to promote localization by Toyota Motor Europe NV/SA .	68.7	Belgium	Internal funds

Investment primarily to promote localization by Toyota do Brazil Ltda.	59.9	Brazil	Internal funds

Investment primarily in leased automobiles by Toyota Motor Credit Corporation	6,574.4	United States	Internal funds, financing from issuance of bonds, etc.

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2017 and March 2018, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in manufacturing facilities by Toyota Motor Corporation	350.0	Japan	Internal funds

Outside of Japan

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Kentucky, Inc.	94.4	United States	Internal funds

Investment primarily in manufacturing facilities by Toyota do Brazil Ltda.	41.6	Brazil	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Indiana, Inc.	39.8	United States	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing Canada Inc.	38.3	Canada	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Thailand Co., Ltd.	34.3	Thailand	Internal funds

Set forth below is additional information with respect to Toyota’s material plans to construct, expand or improve its facilities.

Toyota completed annual production capacity increase at its Russian factory from 50 thousand units to 100 thousand units in August 2016 and at its Turkish factory from 150 thousand units to 280 thousand units beginning at the end of 2016. In Mexico, Toyota plans to increase production capacity at its Baja California factory from 100 thousand units to 160 thousand units in 2018 and to build a new plant in 2019. In China, Toyota plans to launch a third plant in Guangzhou in 2018. Tianjin FAW Toyota Motor Co., Ltd. also plans to construct a new production line to replace an aging existing line in the middle of 2018. At the beginning of 2019, Toyota plans to launch a new plant in Malaysia dedicated to passenger vehicles with annual production capacity of 50,000 cars.

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

Legal Proceedings

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. In March 2014, Toyota entered into a Deferred Prosecution Agreement (“DPA”) to resolve an investigation by the U. S. Attorney for the Southern District of New York (“SDNY”) related to unintended acceleration in certain of its vehicles. The DPA provides for an independent monitor to review and assess policies and procedures relating to Toyota’s safety communications process, its process for sharing vehicle accident information internally and its process for preparing and sharing certain technical reports.

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

Toyota has been named as a defendant in 33 economic loss class action lawsuits in the United States, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. Toyota has reached a settlement with the plaintiffs in the United States economic loss class actions. Court approval is being sought for the settlement. Toyota and other automakers have also been named in certain class actions filed in Mexico and Canada, as well as some other actions by states or territories of the United States. Those actions have not been settled and are being litigated.

Toyota has received a request for information from the SDNY related to statements concerning one or more reported injuries sustained in Toyota vehicles following deployments of Takata airbags. Toyota has cooperated with the request.

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

4.C ORGANIZATIONAL STRUCTURE

As of March 31, 2017, Toyota Motor Corporation had 295 Japanese subsidiaries and 302 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership interest and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
Toyota Financial Services Corporation	Japan	100.00	100.00
Hino Motors, Ltd.	Japan	50.21	50.32
Toyota Motor Kyushu, Inc.	Japan	100.00	100.00
Daihatsu Motor Co., Ltd.	Japan	100.00	100.00
Toyota Finance Corporation	Japan	100.00	100.00
Toyota Auto Body Co., Ltd.	Japan	100.00	100.00
Toyota Motor East Japan, Inc.	Japan	100.00	100.00
Daihatsu Motor Kyushu Co., Ltd.	Japan	100.00	100.00
Toyota Motor Engineering & Manufacturing North America, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00	100.00
Toyota Motor North America, Inc.	United States	100.00	100.00
Toyota Motor Credit Corporation	United States	100.00	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Texas, Inc.	United States	100.00	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Mississippi, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing Canada Inc.	Canada	100.00	100.00
Toyota Credit Canada Inc.	Canada	100.00	100.00
Toyota Canada Inc.	Canada	51.00	51.00
Toyota Motor Europe NV/SA	Belgium	100.00	100.00
Toyota Motor Manufacturing France S.A.S.	France	100.00	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00	100.00
Toyota Motor Manufacturing Turkey Inc.	Turkey	90.00	90.00
Toyota Motor Manufacturing (UK) Ltd.	United Kingdom	100.00	100.00
Toyota Financial Services (UK) PLC	United Kingdom	100.00	100.00
OOO “TOYOTA MOTOR”	Russia	100.00	100.00
Toyota Motor (China) Investment Co., Ltd.	China	100.00	100.00
Toyota Motor Finance (China) Co., Ltd.	China	100.00	100.00
P.T. Astra Daihatsu Motor	Indonesia	61.75	61.75
PT. Toyota Motor Manufacturing Indonesia	Indonesia	95.00	95.00
Toyota Motor Asia Pacific Pte Ltd.	Singapore	100.00	100.00
Kuozui Motors, Ltd.	Taiwan	70.00	70.00
Toyota Leasing (Thailand) Co., Ltd.	Thailand	86.84	86.84
Toyota Motor Thailand Co., Ltd.	Thailand	86.43	86.43
Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Thailand	100.00	100.00

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
Toyota Motor Corporation Australia Ltd.	Australia	100.00	100.00
Toyota Finance Australia Ltd.	Australia	100.00	100.00
Toyota Argentina S.A.	Argentina	100.00	100.00
Toyota do Brasil Ltda.	Brazil	100.00	100.00
Toyota South Africa Motors (Pty) Ltd.	South Africa	100.00	100.00

4.D PROPERTY, PLANTS AND EQUIPMENT

As of March 31, 2017, Toyota and its affiliated companies produced automobiles and related components through more than 50 overseas manufacturing organizations in 28 countries and regions besides Japan. The facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Thailand, China, Taiwan, India, Indonesia, South Africa, Australia, Argentina and Brazil.

In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities and research and development facilities.

The following table sets forth information, as of March 31, 2017, with respect to Toyota’s principal facilities and organizations, all of which are owned by Toyota Motor Corporation or its subsidiaries. However, small portions, all under approximately 20%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Land Area (thousand square meters)	Number of Employees	Principal Products or Functions
Japan (Toyota Motor Corporation)
Tahara Plant	Tahara City, Aichi Pref.	4,029	6,966	Automobiles
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref.	2,041	3,174	Research and Development
Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	1,930	24,139	Research and Development
Motomachi Plant	Toyota City, Aichi Pref.	1,593	7,452	Automobiles
Takaoka Plant	Toyota City, Aichi Pref.	1,312	4,079	Automobiles
Tsutsumi Plant	Toyota City, Aichi Pref.	937	5,079	Automobiles
Kamigo Plant	Toyota City, Aichi Pref.	868	2,862	Automobile parts
Kinu-ura Plant	Hekinan City, Aichi Pref.	836	3,099	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	551	2,002	Automobile parts
Nagoya Office	Nagoya City, Aichi Pref.	3	2,295	Office

Japan (Subsidiaries)

Hino Motors, Ltd.	Hino City, Tokyo, etc.	6,256	12,622	Automobiles
Daihatsu Motor Co., Ltd. .	Ikeda City, Osaka, etc.	7,875	11,387	Automobiles
Toyota Auto Body Co., Ltd.	Kariya City, Aichi Pref., etc.	2,256	10,920	Automobiles
Toyota Motor East Japan, Inc.	Kurokawa-gun, Miyagi Pref., etc.	2,576	7,234	Automobiles
Toyota Motor Kyushu, Inc.	Miyawaka City, Fukuoka Pref., etc.	1,940	7,534	Automobiles

Outside Japan (Subsidiaries)

Toyota Motor Manufacturing, Kentucky, Inc.	Kentucky, U.S.A.	5,161	7,863	Automobiles

Facility or Subsidiary Name	Location	Land Area (thousand square meters)	Number of Employees	Principal Products or Functions
Toyota Motor Thailand Co., Ltd.	Samutprakan, Thailand	4,414	10,221	Automobiles
Toyota Motor Manufacturing Canada, Inc.	Ontario, Canada	4,752	7,423	Automobiles
Toyota Motor Sales, U.S.A., Inc.	California, U.S.A.	3,348	6,032	Sales facilities
PT. Toyota Motor Manufacturing, Indonesia	Jakarta, Indonesia	2,810	6,038	Automobiles

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

As of March 31, 2017, property, plant and equipment having a net book value of approximately ¥599.9 billion was pledged as collateral securing indebtedness incurred by Toyota Motor Corporation’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.

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

Overview

The business segments of Toyota include automotive operations, financial services operations and all other operations. Automotive operations are Toyota’s most significant business segment, accounting for 89% of Toyota’s total revenues before the elimination of intersegment revenues for fiscal 2017. Toyota’s primary markets based on vehicle unit sales for fiscal 2017 were: Japan (25.4%), North America (31.6%), Europe (10.3%) and Asia (17.7%).

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

During fiscal 2017, although markets have progressed in a steady manner in the developed countries and expanded in China due to effects of a sales tax cut on small cars, markets in resource-rich countries have slowed down. Meanwhile, efforts toward improvement across businesses in areas including automated driving technology, connected vehicles, environmental technologies used in fuel cell vehicles and electric vehicles, as well as car-sharing and ride-sharing have become active.

The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market based on location of customers for the past three fiscal years.

	Thousands of units
	Year Ended March 31,
	2015	2016	2017
Japan	2,154	2,059	2,274
North America	2,715	2,839	2,837
Europe	859	844	925
Asia	1,489	1,345	1,588
Other*	1,755	1,594	1,347

Overseas total	6,818	6,622	6,697

Total	8,972	8,681	8,971

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

During fiscal 2016, Toyota’s consolidated vehicle unit sales in Japan decreased compared to the previous fiscal year, while during fiscal 2017, vehicle unit sales in Japan increased primarily as a result of the active introduction of new products and the efforts of dealers nationwide. For fiscal 2016 and fiscal 2017, the Toyota and Lexus brands’ market share excluding mini-vehicles in Japan was 46.8% and 47.8%, and the market share (including Daihatsu and Hino brands) including mini-vehicles was 43.2% and a record high of 45.0%, each remaining at a high level, consistent with in fiscal 2015. Overseas consolidated vehicle unit sales decreased as a whole during fiscal 2016, due mainly to decreases in Asia and the Middle East, despite an increase in North America, while vehicle unit sales increased as a whole during fiscal 2017, due mainly to increases in Asia and Europe, despite a decrease in the Middle East.

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

Toyota’s total finance receivables increased during fiscal 2017 mainly due to an increase in the average lending balance. Also, vehicles and equipment on operating leases, net increased during fiscal 2017 mainly due to an increase in the number of operating leases in financial services subsidiaries in North America.

The following table provides information regarding Toyota’s finance receivables and operating leases in the past two fiscal years.

	Yen in millions
	March 31,
	2016	2017
Finance Receivables
Retail	11,156,798	11,453,352
Finance leases	1,144,312	1,265,882
Wholesale and other dealer loans	2,994,171	3,281,142

	15,295,281	16,000,376
Deferred origination costs	169,467	172,298
Unearned income	(754,836)	(804,591)
Allowance for credit losses
Retail	(98,853)	(104,354)
Finance leases	(24,600)	(23,962)
Wholesale and other dealer loans	(30,828)	(30,896)

	(154,281)	(159,212)

Total finance receivables, net	14,555,631	15,208,871
Less – Current portion	(5,912,684)	(6,196,649)

Noncurrent finance receivables, net	8,642,947	9,012,222

Operating Leases
Vehicles	5,778,463	6,105,527
Equipment	12,836	13,096
Less – Deferred income and other	(138,677)	(152,044)

	5,652,622	5,966,579
Less – Accumulated depreciation	(1,133,785)	(1,263,774)
Less – Allowance for credit losses	(13,049)	(18,889)

Vehicles and equipment on operating leases, net	4,505,788	4,683,916

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

The fluctuations in funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs decreased during fiscal 2016, mainly as a result of lower interest rates, while funding costs increased during fiscal 2017, mainly as a result of higher interest rates.

Toyota launched its credit card business in Japan in April 2001. As of March 31, 2016, Toyota had 14.3 million cardholders, an increase of 0.8 million cardholders compared with March 31, 2015. As of March 31, 2017, Toyota had 14.9 million cardholders, an increase of 0.6 million cardholders compared with March 31, 2016. Credit card receivables as of March 31, 2016 increased by ¥2.7 billion from March 31, 2015 to ¥383.6 billion, and that as of March 31, 2017 increased by ¥26.0 billion from March 31, 2016 to ¥409.6 billion.

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

Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles. In calendar 2015 and 2016, Toyota produced 75.1% and 76.5%, respectively, of its non-domestic sales outside Japan. In North America, 72.2% and 75.9% of vehicles sold in calendar 2015 and 2016, respectively, were produced locally. In Europe, 76.3% and 75.2% of vehicles sold in calendar 2015 and 2016, respectively, were produced locally. Localizing production enables Toyota to locally purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.

Toyota also enters into foreign currency transactions and other hedging instruments to address a portion of its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations, which in some years can be significant. See notes 21 and 27 to the consolidated financial statements for additional information.

Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income attributable to Toyota Motor Corporation. A strengthening of the Japanese yen against other currencies has the opposite effect. In fiscal 2016, the Japanese yen was on average weaker against the U.S. dollar in comparison to the previous fiscal year, but in fiscal 2017, was on average stronger against the U.S. dollar in comparison to the previous fiscal year. At the end of each of fiscal 2016 and 2017, the Japanese yen was stronger against the U.S. dollar in comparison to the end of fiscal 2015 and 2016, respectively. In fiscal 2016 and 2017, the Japanese yen was on average stronger against the euro in comparison to fiscal 2015 and 2016, respectively. At the end of each of fiscal 2016 and 2017, the Japanese yen was stronger against the euro in comparison to the end of fiscal 2015 and 2016, respectively. See further discussion in “Quantitative and Qualitative Disclosures about Market Risk — Market Risk Disclosures — Foreign Currency Exchange Rate Risk”.

Segmentation

Toyota’s most significant business segment is its automotive operations. Toyota carries out its automotive operations as a global competitor in the worldwide automotive market. Management allocates resources to, and assesses the performance of, its automotive operations as a single business segment on a worldwide basis and assesses financial and non-financial data such as vehicle unit sales, production volume, market share information, vehicle model plans and plant location costs to allocate resources within the automotive operations. Toyota does not manage any subset of its automotive operations, such as domestic or overseas operations or parts, as separate management units.

Geographic Breakdown

The following table sets forth Toyota’s net revenues in each geographic market based on the country location of the parent company or the subsidiaries that transacted the sale with the external customer for the past three fiscal years.

	Yen in millions
	Year ended March 31,
	2015	2016	2017
Japan	8,338,881	8,588,437	8,798,903
North America	9,430,450	10,822,772	10,033,419
Europe	2,690,803	2,507,292	2,517,601
Asia	4,531,178	4,475,623	4,279,617
Other*	2,243,209	2,008,994	1,967,653

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Results of Operations — Fiscal 2017 Compared with Fiscal 2016

	Yen in millions
	Year ended March 31,		2017 v. 2016 Change
	2016	2017	Amount	Percentage
Net revenues:
Japan	14,759,488	14,830,868	71,380	0.5%
North America	11,051,970	10,239,091	(812,879)	(7.4)
Europe	2,661,331	2,681,039	19,708	0.7
Asia	5,003,859	4,819,821	(184,038)	(3.7)
Other*	2,210,214	2,161,074	(49,140)	(2.2)
Intersegment elimination/unallocated amount	(7,283,744)	(7,134,700)	149,044	—

Total	28,403,118	27,597,193	(805,925)	(2.8)
Operating income (loss):
Japan	1,677,522	1,202,245	(475,277)	(28.3)
North America	528,819	311,194	(217,625)	(41.2)
Europe	72,416	(12,244)	(84,660)	—
Asia	449,189	435,179	(14,010)	(3.1)
Other*	108,909	58,694	(50,215)	(46.1)
Intersegment elimination/unallocated amount	17,116	(696)	(17,812)	—

Total	2,853,971	1,994,372	(859,599)	(30.1)
Operating margin	10.0%	7.2%	(2.8)%
Income before income taxes and equity in earnings of affiliated companies	2,983,381	2,193,825	(789,556)	(26.5)
Net margin from income before income taxes and equity in earnings of affiliated companies	10.5%	7.9%	(2.6)%
Equity in earnings of affiliated companies	329,099	362,060	32,961	10.0
Net income attributable to Toyota Motor Corporation	2,312,694	1,831,109	(481,585)	(20.8)
Net margin attributable to Toyota Motor Corporation	8.1%	6.6%	(1.5)%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Net Revenues

Toyota had net revenues for fiscal 2017 of ¥27,597.1 billion, a decrease of ¥805.9 billion, or 2.8%, compared with the prior fiscal year. This decrease mainly reflected the unfavorable impact of fluctuations in foreign currency translation rates of ¥2,380.0 billion, partially offset by the changes in vehicle unit sales and sales mix of ¥1,250.0 billion. For fiscal 2017 automotive market, Europe and Japan progressed in a steady manner and the market in Europe increased by 8.1% in calendar 2016 compared with the prior calendar year and the market in Japan increased by 7.5% compared with the prior fiscal year. Under these automotive market conditions, Toyota’s consolidated vehicle unit sales increased by 3.3% compared with the prior fiscal year to 8,971 thousand vehicles.

The table below shows Toyota’s net revenues from external customers by product category and by business.

	Yen in millions
	Year ended March 31,		2017 v. 2016 Change
	2016	2017	Amount	Percentage
Vehicles	22,267,136	21,540,563	(726,573)	(3.3)%
Parts and components for overseas production	493,499	468,214	(25,285)	(5.1)
Parts and components for after service	2,042,623	1,955,781	(86,842)	(4.3)
Other	1,120,555	1,067,671	(52,884)	(4.7)

Total Automotive	25,923,813	25,032,229	(891,584)	(3.4)
All Other	625,298	781,267	155,969	24.9

Total sales of products	26,549,111	25,813,496	(735,615)	(2.8)
Financial Services	1,854,007	1,783,697	(70,310)	(3.8)

Total	28,403,118	27,597,193	(805,925)	(2.8)%

Toyota’s net revenues include net revenues from sales of products, consisting of net revenues from automotive operations and all other operations, which decreased by 2.8% during fiscal 2017 compared with the prior fiscal year to ¥25,813.4 billion, and net revenues from financial services operations which decreased by 3.8% during fiscal 2017 compared with the prior fiscal year to ¥1,783.6 billion. The decrease in net revenues from sales of products is mainly due to the unfavorable impact of fluctuations in foreign currency translation rates.

The following table shows the number of financing contracts by geographic region at the end of fiscal 2017 and 2016, respectively.

	Number of financing contracts in thousands
	Year ended March 31,		2017 v. 2016 Change
	2016	2017	Amount	Percentage
Japan	1,961	1,977	16	0.8%
North America	5,252	5,394	142	2.7
Europe	954	1,019	65	6.8
Asia	1,531	1,575	44	2.9
Other*	767	786	19	2.5

Total	10,465	10,751	286	2.7%

*	“Other” consists of Central and South America, Oceania and Africa.

Geographically, net revenues (before the elimination of intersegment revenues) for fiscal 2017 increased by 0.5% in Japan and 0.7% in Europe, while they decreased by 7.4% in North America, 3.7% in Asia, and 2.2% in Other compared with the prior fiscal year. Excluding the impact of changes in the Japanese yen values used for translation purposes of ¥2,380.0 billion, net revenues in fiscal 2017 would have increased by 0.5% in Japan, 3.1% in North America, 17.1% in Europe, 8.0% in Asia and 12.8% in Other compared with the prior fiscal year.

The following is a discussion of net revenues in each geographic market (before the elimination of intersegment revenues).

Japan

	Thousands of units
	Year ended March 31,		2017 v. 2016 Change
	2016	2017	Amount	Percentage
Toyota’s consolidated vehicle unit sales*	3,818	4,000	182	4.8%
* including number of exported vehicle unit sales

	Yen in millions
	Year ended March 31,		2017 v. 2016 Change
	2016	2017	Amount	Percentage
Net revenues:
Sales of products	14,638,709	14,705,518	66,809	0.5%
Financial services	120,779	125,350	4,571	3.8

Total	14,759,488	14,830,868	71,380	0.5%

Toyota’s domestic and exported vehicle unit sales increased by 182 thousand vehicles compared with the prior fiscal year and net revenues in Japan increased. For fiscal 2016 and 2017, exported vehicle unit sales were 1,759 thousand units and 1,726 thousand units, respectively.

North America

	Thousands of units
	Year ended March 31,		2017 v. 2016 Change
	2016	2017	Amount	Percentage
Toyota’s consolidated vehicle unit sales	2,839	2,837	(2)	(0.1)%

	Yen in millions
	Year ended March 31,		2017 v. 2016 Change
	2016	2017	Amount	Percentage
Net revenues:
Sales of products	9,741,529	8,951,333	(790,196)	(8.1)%
Financial services	1,310,441	1,287,758	(22,683)	(1.7)

Total	11,051,970	10,239,091	(812,879)	(7.4)%

Net revenues in North America decreased due primarily to the unfavorable impact of fluctuations in foreign currency translation rates despite vehicle unit sales being nearly equal to those of the prior fiscal year.

Europe

	Thousands of units
	Year ended March 31,		2017 v. 2016 Change
	2016	2017	Amount	Percentage
Toyota’s consolidated vehicle unit sales	844	925	81	9.5%

	Yen in millions
	Year ended March 31,		2017 v. 2016 Change
	2016	2017	Amount	Percentage
Net revenues:
Sales of products	2,562,788	2,588,968	26,180	1.0%
Financial services	98,543	92,071	(6,472)	(6.6)

Total	2,661,331	2,681,039	19,708	0.7%

Despite the unfavorable impact of fluctuations in foreign currency translation rates, net revenues in Europe increased due primarily to the 81 thousand vehicles increase in vehicle unit sales compared with the prior fiscal year. The vehicle unit sales increased due mainly to strong sales of new models such as C-HR and RAV4.

Asia

	Thousands of units
	Year ended March 31,		2017 v. 2016 Change
	2016	2017	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,345	1,588	243	18.1%

	Yen in millions
	Year ended March 31,		2017 v. 2016 Change
	2016	2017	Amount	Percentage
Net revenues:
Sales of products	4,850,563	4,689,774	(160,789)	(3.3)%
Financial services	153,296	130,047	(23,249)	(15.2)

Total	5,003,859	4,819,821	(184,038)	(3.7)%

Net revenues in Asia decreased due primarily to the unfavorable impact of fluctuations in foreign currency translation rates despite vehicle unit sales increasing by 243 thousand compared with the prior fiscal year. The increase in vehicle unit sales was due mainly to increased sales of new models such as Calya, Sienta and IMV in Indonesia and the Philippines.

Other

	Thousands of units
	Year ended March 31,		2017 v. 2016 Change
	2016	2017	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,594	1,347	(247)	(15.5)%

	Yen in millions
	Year ended March 31,		2017 v. 2016 Change
	2016	2017	Amount	Percentage
Net revenues:
Sales of products	2,023,206	1,996,087	(27,119)	(1.3)%
Financial services	187,008	164,987	(22,021)	(11.8)

Total	2,210,214	2,161,074	(49,140)	(2.2)%

Net revenues in Other decreased due primarily to the 247 thousand vehicles decrease in vehicle unit sales compared with the prior fiscal year. The decrease in vehicle unit sales was due mainly to decreased sales in the Middle East and Africa.

Operating Costs and Expenses

	Yen in millions
	Year ended March 31,		2017 v. 2016 Change
	2016	2017	Amount	Percentage
Operating costs and expenses
Cost of products sold	21,456,086	21,543,035	86,949	0.4%
Cost of financing operations	1,149,379	1,191,301	41,922	3.6
Selling, general and administrative	2,943,682	2,868,485	(75,197)	2.6

Total	25,549,147	25,602,821	53,674	0.2%

Yen in millions
2017 v. 2016 Change
Changes in operating costs and expenses:
Effect of changes in vehicle unit sales and sales mix	1,060,000
Effect of fluctuation in foreign currency translation rates	(1,470,000)
Effect of increase of cost of financing operations	174,000
Effect of cost reduction efforts	(440,000)
Effect of increase of miscellaneous costs and others	729,674

Total	53,674

Operating costs and expenses increased by ¥53.6 billion, or 0.2%, to ¥25,602.8 billion during fiscal 2017 compared with the prior fiscal year. This increase resulted from the ¥1,060.0 billion impact of changes in vehicle unit sales and sales mix, the ¥174.0 billion increase in cost of financing operations (excluding the effect of fluctuation in foreign currency translation rates) and the ¥729.6 billion increase of miscellaneous costs and others, partially offset by the ¥1,470.0 billion favorable impact of fluctuations in foreign currency translation rates, and the ¥440.0 billion impact of cost reduction efforts.

The increase in miscellaneous costs and others was due mainly to the ¥310.0 billion increase in product quality related expenses, the ¥80.0 billion increase in labor costs, the ¥50.0 billion increase in depreciation expenses and the ¥105.0 billion increase in other various costs.

The increase in product quality related expenses was due mainly to an increase in provisions for recalls and other safety measures resulting from an increase in actual payments during fiscal 2017. See note 13 to the consolidated financial statements for further discussion.

During fiscal 2017 and beyond, Toyota announced recalls and other safety measures including the following:

In June 2016, Toyota announced in Japan and other regions recalls on certain Toyota and Lexus vehicles in relation to the fuel suction plate assembled to the fuel tank. In June 2016, Toyota announced in Japan and other regions recalls on certain Toyota and Lexus vehicles in relation to the curtain shield air bags in the driver and passenger side roof rails. In May, June and October 2016 and in January and March 2017, Toyota announced in Japan and other regions recalls on certain Toyota and Lexus vehicles in relation to the driver/front passenger airbag inflators.

Cost Reduction Efforts

During fiscal 2017, continued cost reduction efforts together with suppliers contributed to a reduction of operating costs and expenses by ¥440.0 billion. This was due to ¥370.0 billion in cost reduction efforts concerning design related costs due mainly to ongoing value engineering activities, and ¥70.0 billion in cost reduction efforts at plants and logistics departments.

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

Cost of Products Sold

Cost of products sold increased by ¥86.9 billion, or 0.4%, to ¥21,543.0 billion during fiscal 2017 compared with the prior fiscal year. The increase resulted mainly from the impact of changes in vehicle unit sales and sales mix, as well as the increase in product quality related expenses, depreciation expenses and labor costs, partially offset by the favorable impact of fluctuations in foreign currency translation rates and the impact of cost reduction efforts.

Cost of Financing Operations

Cost of financing operations increased by ¥41.9 billion, or 3.6%, to ¥1,191.3 billion during fiscal 2017 compared with the prior fiscal year. The increase resulted mainly from the increase in expenses related to residual value losses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by ¥75.1 billion, or 2.6%, to ¥2,868.4 billion during fiscal 2017 compared with the prior fiscal year. This decrease mainly reflected the favorable impact of fluctuations in foreign currency translation rates, partially offset by the impact of changes in vehicle unit sales and sales mix.

Operating Income

Yen in millions
2017 v. 2016 Change
Changes in operating income and loss:
Effect of cost reduction efforts	440,000
Effect of marketing efforts	210,000
Effect of increase of miscellaneous costs and others	(530,000)
Effect of changes in exchange rates	(940,000)
Other	(39,599)

Total	(859,599)

Toyota’s operating income decreased by ¥859.5 billion, or 30.1%, to ¥1,994.3 billion during fiscal 2017 compared with the prior fiscal year. This decrease was due mainly to the ¥940.0 billion unfavorable impact of changes in foreign currency exchange rates and the ¥530.0 billion increase in miscellaneous costs and others, partially offset by the ¥440.0 billion impact of cost reduction efforts and the ¥210.0 billion impact of marketing efforts. The increase in miscellaneous costs and others was due to the ¥310.0 billion increase in product quality related expenses, ¥80.0 billion increase in labor costs, the ¥50.0 billion increase in depreciation expenses and the ¥105.0 billion increase in other various costs.

Marketing efforts and marketing activities include changes in vehicle unit sales and sales mix, sales expenses and other. “Other” includes valuation gains and losses from interest rate swaps etc.

From fiscal 2017, the effect of changes in exchange rates includes translational impacts concerning operating income of overseas subsidiaries and concerning provisions in foreign currencies at the end of the fiscal year. During fiscal 2017, the negative effect of changes in exchange rates includes ¥130.0 billion in translational impacts concerning operating income of overseas subsidiaries (North America ¥40.0 billion, Europe ¥15.0 billion, Asia ¥50.0 billion and Other ¥25.0 billion) and ¥30.0 billion in translational impacts concerning provisions in foreign currencies at the end of the fiscal year.

During fiscal 2017, operating income (before elimination of intersegment profits) compared with the prior fiscal year decreased by ¥475.2 billion, or 28.3%, in Japan, ¥217.6 billion, or 41.2%, in North America, ¥84.6 billion in Europe, ¥14.0 billion, or 3.1%, in Asia, and ¥50.2 billion, or 46.1%, in Other.

The following is a description of operating income in each geographic market.

Japan

Yen in millions
2017 v. 2016 Change
Changes in operating income and loss:
Effect of cost reduction efforts	320,000
Effect of marketing efforts	85,000
Effect of increase of miscellaneous costs and others	(185,000)
Effect of changes in exchange rates	(690,000)
Other	(5,277)

Total	(475,277)

North America

Yen in millions
2017 v. 2016 Change
Changes in operating income and loss:
Effect of cost reduction efforts	110,000
Effect of marketing activities	(125,000)
Effect of increase of miscellaneous costs and others	(115,000)
Effect of changes in exchange rates	(45,000)
Other	(42,625)

Total	(217,625)

Europe

Yen in millions
2017 v. 2016 Change
Changes in operating income and loss:
Effect of cost reduction efforts	25,000
Effect of marketing efforts	25,000
Effect of increase of miscellaneous costs and others	(100,000)
Effect of changes in exchange rates	(40,000)
Other	5,340

Total	(84,660)

Asia

Yen in millions
2017 v. 2016 Change
Changes in operating income and loss:
Effect of cost reduction efforts	25,000
Effect of marketing efforts	75,000
Effect of increase of miscellaneous costs and others	(20,000)
Effect of changes in exchange rates	(115,000)
Other	20,990

Total	(14,010)

Other

Yen in millions
2017 v. 2016 Change
Changes in operating income and loss:
Effect of cost reduction efforts	(40,000)
Effect of marketing efforts	150,000
Effect of increase of miscellaneous costs and others	(95,000)
Effect of changes in exchange rates	(50,000)
Other	(15,215)

Total	(50,215)

Other Income and Expenses

Interest and dividend income increased by ¥1.1 billion, or 0.7%, to ¥158.9 billion during fiscal 2017 compared with the prior fiscal year.

Interest expense decreased by ¥6.0 billion, or 17.1%, to ¥29.3 billion during fiscal 2017 compared with the prior fiscal year.

Foreign exchange gain (loss), net increased by ¥39.1 billion to ¥33.6 billion during fiscal 2017 compared with the prior fiscal year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated assets and liabilities recognized through transactions in foreign currencies translated at prevailing exchange rates and the value at the date the transaction settled during the fiscal year, including those settled using forward foreign currency exchange contracts, or the value translated by appropriate year-end exchange rates. The ¥39.1 billion increase in foreign exchange gain (loss), net was due mainly to the losses recorded in fiscal 2016 resulting from the Japanese yen being stronger against foreign currencies at the dates of settlement of the foreign currency trade accounts receivable than at the dates of the transactions.

Other income, net increased by ¥23.6 billion to ¥36.2 billion during fiscal 2017 compared with the prior fiscal year.

Income Taxes

The provision for income taxes decreased by ¥249.3 billion, or 28.4%, to ¥628.9 billion during fiscal 2017 compared with the prior fiscal year due mainly to the decrease in income before income taxes and equity in earnings of affiliated companies. The effective tax rate for fiscal 2017 was 28.7%, which was lower than the statutory tax rate in Japan. This was due mainly to the increase in tax credits and the effect of foreign subsidiaries where statutory tax rates are lower than that of Japan.

Net Income Attributable to Noncontrolling Interests and Equity in Earnings of Affiliated Companies

Net income attributable to noncontrolling interests decreased by ¥25.6 billion, or 21.1%, to ¥95.8 billion during fiscal 2017 compared with the prior fiscal year. This was due mainly to a decrease during fiscal 2017 in net income attributable to the shareholders of consolidated subsidiaries.

Equity in earnings of affiliated companies during fiscal 2017 increased by ¥32.9 billion, or 10.0%, to ¥362.0 billion compared with the prior fiscal year. This increase was due mainly to an increase during fiscal 2017 in net income attributable to the shareholders of affiliated companies accounted for by the equity method.

Net Income Attributable to Toyota Motor Corporation

Net income attributable to the shareholders of Toyota Motor Corporation decreased by ¥481.5 billion, or 20.8%, to ¥1,831.1 billion during fiscal 2017 compared with the prior fiscal year.

Net income attributable to common shareholders during fiscal 2017 is ¥1,821.3 billion, which is derived by deducting dividends and accretion to Model AA Class Shares of ¥9.7 billion from net income attributable to Toyota Motor Corporation.

Other Comprehensive Income and Loss

Other comprehensive income and loss increased by ¥896.9 billion to ¥30.1 billion for fiscal 2017 compared with the prior fiscal year. This increase resulted from unfavorable foreign currency translation adjustment losses of ¥52.4 billion in fiscal 2017 compared with losses of ¥362.9 billion in the prior fiscal year due mainly to appreciation of the yen against the U.S. dollar, from unrealized holding losses on securities in fiscal 2017 of ¥8.0 billion compared with losses of ¥302.6 billion in the prior fiscal year due mainly to an increase in prices of marketable securities in stock exchange markets in Japan, and from pension liability adjustment gains in fiscal 2017 of ¥92.8 billion compared with losses of ¥201.1 billion in the prior fiscal year due mainly to an increase in fair value of plan assets.

Segment Information

The following is a discussion of the results of operations for each of Toyota’s operating segments. The amounts presented are prior to intersegment elimination.

	Yen in millions
	Year ended March 31,		2017 v. 2016 Change
	2016	2017	Amount	Percentage
Automotive:
Net revenues	25,977,416	25,081,847	(895,569)	(3.4)%
Operating income	2,448,998	1,692,973	(756,025)	(30.9)
Financial Services:
Net revenues	1,896,224	1,823,600	(72,624)	(3.8)
Operating income	339,226	222,428	(116,798)	(34.4)
All Other:
Net revenues	1,177,387	1,321,052	143,665	12.2
Operating income	66,507	81,327	14,820	22.3
Intersegment elimination/unallocated amount:
Net revenues	(647,909)	(629,306)	18,603	—
Operating income	(760)	(2,356)	(1,596)	—

Automotive Operations Segment

The automotive operations segment is Toyota’s largest operating segment by net revenues. Net revenues for the automotive segment decreased during fiscal 2017 by ¥895.5 billion, or 3.4%, to ¥25,081.8 billion compared with the prior fiscal year. The decrease mainly reflects the ¥2,180.0 billion unfavorable impact of fluctuations in foreign currency translation rates, partially offset by the ¥1,250.0 billion favorable impact of changes in vehicle unit sales and sales mix.

Operating income from the automotive operations decreased by ¥756.0 billion, or 30.9%, to ¥1,692.9 billion during fiscal 2017 compared with the prior fiscal year. This decrease in operating income was due mainly to the ¥940.0 billion unfavorable impact of changes in foreign currency exchange rates and the ¥530.0 billion increase in miscellaneous costs and others, partially offset by the ¥440.0 billion impact of cost reduction efforts and ¥210.0 billion impact of marketing efforts.

The increase in miscellaneous costs and others was due mainly to the ¥310.0 billion increase in product quality related expenses, ¥80.0 billion increase in labor costs, the ¥50.0 billion increase in depreciation expenses and the ¥105.0 billion increase in other various costs. The impact of marketing efforts was due primarily to the increase in Toyota’s vehicle unit sales by 290 thousand vehicles compared with the prior fiscal year. Vehicle unit sales increased due mainly to new models in Japan, Asia and Europe, despite the fall in demand resulting from the downturn in the economy and market in the Middle East caused by the low price of crude oil.

Financial Services Operations Segment

Net revenues for the financial services operations decreased during fiscal 2017 by ¥72.6 billion, or 3.8%, to ¥1,823.6 billion compared with the prior fiscal year. This decrease was primarily due to the ¥190.0 billion unfavorable impact of fluctuations in foreign currency translation rates.

Operating income from financial services operations decreased by ¥116.7 billion, or 34.4%, to ¥222.4 billion during fiscal 2017 compared with the prior fiscal year. This decrease was due primarily to the increase in expenses related to credit losses and residual value losses, mainly in North America.

All Other Operations Segment

Net revenues for Toyota’s other operations segments increased by ¥143.6 billion, or 12.2%, to ¥1,321.0 billion during fiscal 2017 compared with the prior fiscal year.

Operating income from Toyota’s other operations segments increased by ¥14.8 billion, or 22.3%, to ¥81.3 billion during fiscal 2017 compared with the prior fiscal year.

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

	Yen in millions
	Year ended March 31,		2016 v. 2015 Change
	2015	2016	Amount	Percentage
Automotive:
Net revenues	25,062,129	25,977,416	915,287	3.7%
Operating income	2,325,310	2,448,998	123,688	5.3
Financial Services:
Net revenues	1,661,149	1,896,224	235,075	14.2
Operating income	361,833	339,226	(22,607)	(6.2)
All Other:
Net revenues	1,255,791	1,177,387	(78,404)	(6.2)
Operating income	65,650	66,507	857	1.3
Intersegment elimination/unallocated amount:
Net revenues	(744,548)	(647,909)	96,639	—
Operating income	(2,229)	(760)	1,469	—

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

The impact of marketing activities was due primarily to the decrease in Toyota’s vehicle unit sales by 291 thousand vehicles compared with the prior fiscal year. The vehicle unit sales decreased due mainly to the slowdown of the mini-vehicles market in Japan, the heating up of the competitive climate, as well as the market downturn, in Asia, the fall in demand resulting from the low price of crude oil and currency weakness in the Middle East, Africa, and Central and South America, despite the increase in sales in the steady North American market. The increase in miscellaneous costs and others was due mainly to the ¥110.0 billion increase in labor costs, the ¥50.0 billion increase in research and development expenses, the ¥50.0 billion increase in depreciation expenses and the ¥110.0 billion increase in other various costs.

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

Recent Accounting Pronouncements in the United States

For a detail of recent accounting pronouncements to be adopted in future periods, see note 2 to the consolidated financial statements.

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

Yen in millions
Effect on the allowance for credit losses as of March 31, 2017
10 percent change in frequency of occurrence or expected severity of loss	5,610

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

Sensitivity analysis

The following table illustrates the effect of an assumed change in the vehicle return rate and end-of-term market values mainly in the United States, which Toyota believes are the critical estimates, in determining the residual value losses, holding all other assumptions constant. The following table represents the impact on the residual value losses in Toyota’s financial services operations of the change in vehicle return rate and end-of-term market values for returned units as those changes have a significant impact on financial services operations.

Yen in millions
Effect on the residual value losses over the remaining terms of the operating leases on and after April 1, 2017
1 percent increase in vehicle return rate	4,600
1 percent increase in end-of-term market values	11,892

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

The two most critical assumptions impacting the calculation of pension costs and obligations are the discount rates and the expected rates of returns on plan assets. Toyota determines the discount rates mainly based on the rates of high quality fixed income bonds or fixed income governmental bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. Toyota determines the expected rates of return for pension assets after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions. A weighted-average discount rate of 0.5% domestically and 4.2% overseas and a weighted-average expected rate of return on plan assets of 2.4% domestically and 6.1% overseas were used in calculating Toyota’s consolidated pension costs for fiscal 2017. Also, a weighted-average discount rate of 0.7% domestically and 4.0% overseas were used in calculating Toyota’s consolidated pension obligations for fiscal 2017.

Sensitivity analysis

The following table illustrates the effects of assumed changes in weighted-average discount rates and the weighted-average expected rate of return on plan assets, which Toyota believes are critical estimates in determining pension costs and obligations, assuming all other assumptions are consistent.

	Yen in millions
	Domestic		Overseas
	Effect on pre-tax income for the year ended March 31, 2018	Effect on obligations for the year ended March 31, 2017	Effect on pre-tax income for the year ended March 31, 2018	Effect on obligations for the year ended March 31, 2017
Discount rates
0.5% decrease	(10,221)	158,111	(7,524)	102,699
0.5% increase	9,049	(139,411)	6,668	(76,846)
Expected rate of return on plan assets
0.5% decrease	(7,419)		(3,792)
0.5% increase	7,419		3,792

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

Outlook

As for our future business environment, developed countries are expected to continue growing steadily, while the growth rate of emerging countries are expected to increase gradually on the back of the steady growth in developed countries and the effects of policy measures taken by emerging countries. The Japanese economy is expected to improve mainly in the area of private demand supported by continuing extension of the positive cycle of the economy with improvements in employment and income conditions, although attention needs to be paid to uncertainty related to policy trends mainly in the U.S. and U.K.

The automotive market is expected to progress steadily in developed countries and to pick up gradually in emerging countries. Meanwhile, complicated interactions and changes such as changing market and regulations, developments in technology, and entry from other businesses are changing the automotive business itself. Taking the foregoing external factors into account, Toyota expects that net revenues for fiscal 2018 will decrease compared with fiscal 2017 due mainly to an unfavorable impact of fluctuations in foreign currency translation rates. Toyota expects that operating income will decrease in fiscal 2018 compared with fiscal 2017 due mainly to the effect of marketing activities and an increase in miscellaneous costs, partially offset by a favorable impact of cost reduction efforts. Toyota expects that income before income taxes and equity in earnings of affiliated companies and net income attributable to Toyota Motor Corporation will also decrease in fiscal 2018.

For the purposes of this outlook discussion, Toyota is assuming an average exchange rate of ¥105 to the U.S. dollar and ¥115 to the euro. Exchange rate fluctuations can materially affect Toyota’s operating results. In particular, a strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota’s operating results. See “Operating and Financial Review and Prospects — Operating Results — Overview — Currency Fluctuations” for further discussion.

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

In fiscal 2018, Toyota expects to sufficiently fund its capital expenditures and research and development activities through cash and cash equivalents on hand, and cash generated by operations. Toyota will use its funds for the development of environment technologies, maintenance and replacement of manufacturing facilities, and the introduction of new products. See “Information on the Company — Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures for fiscal 2015, 2016 and 2017, and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota funds its financing programs for customers and dealers, including loans and leasing programs, from both cash generated by operations and borrowings by its sales finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.

Net cash provided by operating activities decreased by ¥1,046.6 billion to ¥3,414.2 billion for fiscal 2017, compared with ¥4,460.8 billion for fiscal 2016.

The decrease was primarily attributable to the ¥859.5 billion decrease in operating income. Results of operations are recorded on an accrual basis and are therefore different from cash provided or used in operating activities. Other than the operating income decrease, net cash provided by operating activities decreased primarily due to the ¥239.6 billion increase in accrued trade receivables resulting mainly from increased revenue from sales of after-service parts and components.

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

Net cash used in investing activities decreased by ¥212.6 billion to ¥2,969.9 billion for fiscal 2017, compared with ¥3,182.5 billion for fiscal 2016. The decrease was primarily attributable to the ¥1,634.6 billion decrease in investments and other assets and the ¥459.1 billion decrease in purchases of equipment leased to others, partially offset by a ¥1,833.8 billion increase in purchases of marketable securities and security investments.

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

Net cash used in financing activities decreased by ¥48.4 billion to ¥375.1 billion for fiscal 2017, compared with ¥423.5 billion for fiscal 2016. The decrease was primarily attributable to the ¥330.6 billion decrease in payments of long-term debt and a ¥283.9 billion increase in short-term borrowings, partially offset by the ¥474.9 billion in proceeds from the issuance of Model AA Class Shares, being recorded in the prior fiscal year.

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

Total capital expenditures for property, plant and equipment, excluding vehicles and equipment on operating leases, were ¥1,223.8 billion during fiscal 2017, a decrease of 4.6% from the ¥1,282.5 billion in total capital expenditures during the prior fiscal year. This decrease was due primarily to a decrease in investments in Asia.

Total capital expenditures for vehicles and equipment on operating leases were ¥2,317.5 billion during fiscal 2017, a decrease of 16.5% from the ¥2,776.6 billion in total capital expenditures during the prior fiscal year. This decrease was due primarily to a decrease in investments in the financial services operations.

Toyota expects investments in property, plant and equipment, excluding vehicles and equipment on operating leases, to be approximately ¥1,300.0 billion during fiscal 2018.

Cash and cash equivalents were ¥2,995.0 billion as of March 31, 2017. Most of Toyota’s cash and cash equivalents are held in Japanese yen or in U.S. dollars. In addition, time deposits were ¥1,082.6 billion and marketable securities were ¥1,821.5 billion as of March 31, 2017.

Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, increased during fiscal 2017 by ¥179.2 billion, or 1.7%, to ¥10,749.5 billion.

Trade accounts and notes receivable, less allowance for doubtful accounts increased during fiscal 2017 by ¥115.7 billion, or 5.8%, to ¥2,115.9 billion. This increase was due mainly to increased revenue from sales of after-service parts and components.

Inventories increased during fiscal 2017 by ¥327.1 billion, or 15.9%, to ¥2,388.6 billion. This increase was due mainly to the increase in vehicle inventories at foreign subsidiaries.

Total finance receivables, net increased during fiscal 2017 by ¥653.2 billion, or 4.5%, to ¥15,208.8 billion. This increase was due mainly to the increase in the lending balance in the financial services operations. As of March 31, 2017, finance receivables were geographically distributed as follows: in North America 59.1%, in Asia 11.3%, in Europe 10.3%, in Japan 8.1% and in Other 11.2%.

Marketable securities and other securities investments, including those included in current assets, increased during fiscal 2017 by ¥550.3 billion, or 6.1%, reflecting the purchases of public and corporate bonds by Toyota Motor Corporation, and the effects of marking equity securities to market.

Property, plant and equipment increased during fiscal 2017 by ¥456.6 billion, or 4.7%, primarily reflecting the increase in the capital expenditures.

Accounts and notes payable increased during fiscal 2017 by ¥176.8 billion, or 7.4%. This increase was due mainly to the increase in purchase of vehicles in foreign subsidiaries

Accrued expenses increased during fiscal 2017 by ¥411.7 billion, or 15.1%. This increase was due mainly to the increase in accrued product quality related expenses.

Income taxes payable decreased during fiscal 2017 by ¥119.7 billion, or 34.9%. This decrease was due mainly to the increase in interim tax payments.

Toyota’s total borrowings increased during fiscal 2017 by ¥862.5 billion, or 4.7%. Toyota’s short-term borrowings consist of loans with a weighted-average interest rate of 1.86% and commercial paper with a weighted-average interest rate of 1.08%. Short-term borrowings increased during fiscal 2017 by ¥255.5 billion, or 5.4%, to ¥4,953.6 billion. Toyota’s long-term debt consists of unsecured and secured loans, medium-term notes, unsecured and secured notes etc. with weighted-average interest rates ranging from 1.35% to 8.14%, and maturity dates ranging from 2017 to 2046. The current portion of long-term debt increased during fiscal 2017 by ¥467.4 billion, or 12.2%, to ¥4,290.4 billion and the non-current portion increased by ¥139.5 billion, or 1.4%, to ¥9,911.5 billion. The increase in total borrowings resulted mainly from the increasing demand for financing associated with the increase in the lending balance. As of March 31, 2017, approximately 51% of long-term debt was denominated in U.S. dollars, 11% in Japanese yen, 10% in Australian dollars, 9% in Euros, and 19% in other currencies. Toyota hedges interest rate risk exposure of fixed-rate borrowings by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.

As of March 31, 2017, Toyota’s total interest bearing debt was 109.4% of Toyota Motor Corporation shareholders’ equity, compared with 109.2% as of March 31, 2016.

The following table provides information for credit rating of Toyota’s short-term borrowing and long-term debt from rating agencies, Standard & Poor’s Ratings Group (S&P), Moody’s Investors Services (Moody’s), and Rating and Investment Information, Inc. (R&I), as of May 31, 2017. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

	S&P	Moody’s	R&I
Short-term borrowing	A-1+	P-1	—
Long-term debt	AA-	Aa3	AA+

Toyota’s unfunded pension liabilities of Japanese plans decreased during fiscal 2017 by ¥96.3 billion, or 17.7%, to ¥446.6 billion. The liabilities of foreign plans decreased during fiscal 2017 by ¥2.7 billion, or 1.0%, to ¥267.7 billion. The unfunded amounts will be funded through future cash contributions by Toyota or in some cases will be settled on the retirement date of each covered employee. The decrease in unfunded pension liabilities of the Japanese plans reflects mainly an increase in plan assets that resulted from an increase in stock prices. See note 20 to the consolidated financial statements for further discussion.

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

5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Toyota’s research and development is dedicated to capturing the increasingly diverse and sophisticated market through the development of attractive, affordable, high-quality products for customers worldwide. The intellectual property that R&D generates is a vital management resource that Toyota utilizes and protects to maximize its corporate value. For a more detailed discussion of the company’s research and development objectives and policies, see “Information on the Company —Business Overview — Research and Development.”

Toyota’s research and development expenditures were approximately ¥1,037.5 billion in fiscal 2017, ¥1,055.6 billion in fiscal 2016 and ¥1,004.5 billion in fiscal 2015.

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

The following table provides information on Toyota’s principal research and development facilities.

Facility	Principal Activity
Japan
Toyota Technical Center	Product planning, style, design and evaluation
Higashi-Fuji Technical Center	Advanced research and development
Tokyo Design Research & Laboratory	Research of advanced styling designs
Shibetsu Proving Ground	Vehicle testing and evaluation
Toyota Central R&D Labs., Inc.	Basic research
United States
Toyota Motor Engineering and Manufacturing North America, Inc.	North American production and product planning, upper body planning, evaluation
Calty Design Research, Inc.	Design
Toyota Research Institute of North America (TRI-NA)	Advanced research relating to “energy and environment,” “safety” and “mobility infrastructure”
Toyota Research Institute, Inc.	Research and development of artificial intelligence technology
Europe
Toyota Motor Europe NV/SA	Upper body planning for European production, evaluation and advanced research
Toyota Europe Design Development S.A.R.L.	Design
Toyota Motorsport GmbH	Development of motor sports vehicles
Asia Pacific
Toyota Daihatsu Engineering and Manufacturing Co., Ltd.	Upper body planning for Australian and Asian production and evaluation
Toyota Technical Center Asia Pacific Australia Pty, Ltd.*	Upper body planning for Australian and Asian production and evaluation
China
Toyota Motor Engineering and Manufacturing (China) Co., Ltd.	Research of new, low-energy vehicle technology, vehicle evaluation and quality assurance in China
FAW Toyota Research & Development Co., Ltd	Design and evaluation of vehicles manufactured in China
GAC Toyota Motor Co., Ltd. R&D Center	Design and evaluation of vehicles manufactured in China

*	Toyota Technical Center Asia Pacific Australia Pty, Ltd. was dissolved in September 2016.

Toyota reorganized its subsidiary and vehicle development partner Toyota Technical Development Corporation, integrating its vehicle development functions into Toyota in January 2016.

Toyota carefully analyzes patents and the need for patents in each area of research to formulate more effective research and development strategies. Toyota identifies research and development projects in which it should build a strong global patent portfolio.

In addition, Toyota wishes to contribute to sustainable mobility by promoting the spread of technologies with environmental and safety benefits. This is why Toyota takes an open stance to patent licensing and grants licenses when appropriate terms are met. For example, in March 2010, Toyota and Mazda Motor Corporation entered into a licensing agreement regarding the supply of hybrid system technology.

For a further discussion of Toyota’s intellectual property, see “Information on the Company — Business Overview — Intellectual Property.”

5.D TREND INFORMATION

For a discussion of the trends that affect Toyota’s business and operating results, see “— Operating Results” and “— Liquidity and Capital Resources.”

5.E OFF-BALANCE SHEET ARRANGEMENTS

Toyota uses its securitization program as part of its funding through special purpose entities for its financial services operations. Toyota is considered as the primary beneficiary of these special purpose entities and therefore consolidates them. Toyota has not entered into any off-balance sheet securitization transactions during fiscal 2017.

Lending Commitments

Credit Facilities with Credit Card Holders

Toyota’s financial services operations issue credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holder’s requests up to the limits established on an individual holder’s basis. Although loans made to customers through these facilities are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥210.2 billion as of March 31, 2017.

Credit Facilities with Dealers

Toyota’s financial services operations maintain credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota evaluates the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operations also provide financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota’s outstanding credit facilities with dealers totaled ¥2,480.4 billion as of March 31, 2017.

Guarantees

Toyota enters into certain guarantee contracts with its dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match the maturity of installment payments, and as of March 31, 2017, ranged from one month to 35 years. However, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of March 31, 2017 is ¥2,596.4 billion. Liabilities for these guarantees of ¥6.3 billion have been provided as of March 31, 2017. Under these guarantee contracts, Toyota is entitled to recover any amounts paid by it from the customers whose obligations it guaranteed.

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

The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2017.

	Yen in millions
	Total	Payments Due by Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:
Short-term borrowings (note 12)
Loans	1,125,324	1,125,324	—	—	—
Commercial paper	3,828,358	3,828,358	—	—	—
Long-term debt* (note 12)	14,179,796	4,285,806	5,513,860	3,290,910	1,089,220
Estimated amount of interest expense on long-term debt	883,915	276,755	329,311	127,995	149,854
Capital lease obligations (note 23)	22,249	4,643	5,990	2,601	9,015
Non-cancelable operating lease obligations (note 23)	80,515	16,107	21,598	15,081	27,729
Commitments for the purchase of property, plant, other assets and services (note 24)	337,498	121,865	64,957	61,513	89,163

Total	20,457,655	9,658,858	5,935,716	3,498,100	1,364,981

*	“Long-term debt” represents future principal payments.

Toyota is unable to make reasonable estimates of the period of cash settlement with respect to liabilities recognized for uncertain tax benefits, and accordingly such liabilities are excluded from the table above. See note 15 to the consolidated financial statements for further discussion.

Toyota expects to contribute ¥39,847 million domestically and ¥16,020 million overseas to its pension plans in fiscal 2018.

	Yen in millions
	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Commercial Commitments (note 24):
Maximum potential exposure to guarantees given in the ordinary course of business	2,596,443	685,315	1,049,831	615,982	245,315

Total Commercial Commitments	2,596,443	685,315	1,049,831	615,982	245,315

5.G SAFE HARBOR

All information that is not historical in nature disclosed under “— Off-Balance Sheet Arrangements” and “— Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement Concerning Forward-Looking Statements” for additional information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

In March 2011, Toyota announced its “Toyota Global Vision.” With respect to its framework for executing its operations, Toyota, with the aim of realizing the Toyota Global Vision, has been continuing its efforts to respond swiftly to the external environment, which is changing faster than ever. Following the introduction of “region-based operations” and the “business unit system” in 2011 and 2013, respectively, in 2016 Toyota adopted the “in-house company system”. Under the in-house company system, product-based in-house companies are responsible for operations of the entire process, from development to manufacturing, and work with the Business Planning & Operation Unit (existing region-based business units were reorganized into this Unit in April 2017) to promote the development of “even-better cars” from the customers’ viewpoint.

Toyota believes it is fundamental for it to be led by members of the board of directors and senior management who deeply understand, and can effectively implement, Toyota’s strengths — the monozukuri spirit of conscientious manufacturing and the genchi genbutsu principle of placing emphasis on on-site operations with a go-and-see attitude for continued improvement and problem solving. At the 109th Ordinary General Shareholders’ Meeting held in June 2013, three outside members of the board of directors were appointed in order to further reflect the opinions of those from outside the company in management’s decision-making process. Toyota has six audit & supervisory board members, three of whom are outside audit & supervisory board members. Since the 110th Ordinary General Shareholders’ Meeting held in June 2014, in order to be prepared in the event Toyota lacks the number of audit & supervisory board members required by law, one substitute audit & supervisory board member has been appointed pursuant to Article 329, Paragraph 3 of the Companies Act. In April 2015, with the aim of enhancing operational oversight and further increasing the speed of decision-making and execution of operations, the responsibility for executive vice presidents was changed to making decisions regarding management from a medium to long-term perspective and supervising execution of operations, with executives at senior managing officer level and below now responsible for execution of operations, such as business units, regional operations and key functions. In addition, at the 111th Ordinary General Meeting of Shareholders held in June 2015, the first non-Japanese executive vice president was appointed as a part of promoting diversity. In April 2017, for purposes of further accelerating decision-making and operational execution, Toyota further clarified that members of the board of directors are responsible for decision-making and management oversight and that operating officers are responsible for operational execution.

Set forth below are brief summaries of Toyota’s members of the board of directors and audit & supervisory board members.

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

51,339 common shares

Shigeru Hayakawa (September 15, 1953)

1977 Joined Toyota Motor Sales Co., Ltd.

2007 Managing Officer of TMC

2007 Toyota Motor North America, Inc. President

2009 Retired from Toyota Motor North America, Inc. President

2012 Senior Managing Officer of TMC

2015 Member of the Board of Directors and Senior Managing Officer of TMC

2017 Vice Chairman of TMC (to present)

(important concurrent duties)

Representative Director of Institute for International Economic Studies

21,800 common shares

Akio Toyoda (May 3, 1956)	President, Member of the Board of Directors

1984 Joined TMC

2000 Member of the Board of Directors of TMC

2002 Managing Director of TMC

2003 Senior Managing Director of TMC

2005 Executive Vice President of TMC

2009 President of TMC (to present)

(important concurrent duties)

Chairman and CEO of Toyota Motor North America, Inc.

Chairman of TOWA REAL ESTATE Co., Ltd.

Chairman and Executive Director of Toyota Alvark Tokyo Corporation

4,734,075 common shares

Didier Leroy (December 26, 1957)	Executive Vice President, Member of the Board of Directors

1982 Joined Renault S.A.

1998 Retired from Renault S.A.

1998 Joined Toyota Motor Manufacturing France S.A.S.

1998 Toyota Motor Manufacturing France S.A.S. Vice President

2005 Toyota Motor Manufacturing France S.A.S. President

2007 Managing Officer of TMC

26,000 common shares

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

2017 Member of the Board of Directors of TMC (to present)

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

2013 Retired from Toyota Motor North America, Inc. President and COO

2013 Senior Managing Officer of TMC

2013 Member of the Board of Directors and Senior Managing Officer of TMC

2015 Executive Vice President, Member of the Board of Directors of TMC

2017 Member of the Board of Directors of TMC (to present)

(important concurrent duties)

Director of Hino Motors, Ltd.

Chairman of Toyota Motorsport GmbH

40,700 common shares

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares
Osamu Nagata (March 2, 1957)	Executive Vice President, Member of the Board of Directors

1980 Joined TMC

2009 Managing Officer of TMC

2013 Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO

2015 Retired from Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO

2015 Senior Managing Officer of TMC

2017 Operating Officer (Executive Vice President) of TMC

2017 Member of the Board of Directors of TMC (to present)

23,000 common shares

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

1975 Joined TMC

2009 Toyota Motor (China) Investment Co., Ltd. President

2009 Managing Officer of TMC

2011 Retired from Toyota Motor (China) Investment Co., Ltd. President

2011 Audit & Supervisory Board Member of TMC (to present)

15,600 common shares, 1,000 First Series Model AA Class Shares

Yoshiyuki Kagawa (December 18, 1960)	Full-time Audit & Supervisory Board Member	1983 Joined TMC 2010 General Manager of Prototype Production Division of TMC 2015 Project General Manager of Secretary Division of TMC 2015 Audit & Supervisory Board Member of TMC (to present)	3,200 common shares, 200 First Series Model AA Class Shares

Yoko Wake (November 18, 1947)	Outside Audit & Supervisory Board Member	1970 Joined the Fuji Bank, Limited 1973 Retired from the same 1977 Assistant Lecturer of Faculty of Business and Commerce of Keio University 1982 Associate Professor of the same 1993 Professor of the same 2011 Outside Audit & Supervisory Board Member of TMC (to present) 2013 Professor Emeritus of Keio University (to present) (important concurrent duties) Professor Emeritus of Keio University	—

Teisuke Kitayama (October 26, 1946)	Outside Audit & Supervisory Board Member

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

2005 Chairman and Director of Sumitomo Mitsui Banking Corporation

2011 Retired from Director of Sumitomo Mitsui Financial Group, Inc.

2014 Outside Audit & Supervisory Board Member of TMC (to present)

2017 Director of Sumitomo Mitsui Banking Corporation (to present)

(important concurrent duties)

Director of Sumitomo Mitsui Banking Corporation

Outside Director of FUJIFILM Holdings Corporation

Outside Audit & Supervisory Board Member of Tokyo Broadcasting System Holdings, Inc.

Hiroshi Ozu (July 21, 1949)	Outside Audit & Supervisory Board Member	2012 Prosecutor-General 2014 Retired from Prosecutor-General 2014 Registered as Attorney 2015 Outside Audit & Supervisory Board Member of TMC (to present) (important concurrent duties) Attorney Outside Corporate Auditor of Mitsui & Co., Ltd. Audit & Supervisory Board Member (External) of Shiseido Company, Limited	—

1.	Mr. Akio Toyoda, who is President and Member of the Board of Directors, concurrently serves as Operating Officer (President).

2.	Mr. Didier Leroy, Mr. Shigeki Terashi and Mr. Osamu Nagata, who are Members of the Board of Directors, concurrently serve as Operating Officers (Executive Vice Presidents).

None of the persons listed above was selected as member of board of directors, audit & supervisory board member or member of senior management pursuant to an arrangement or understanding with Toyota’s major shareholders, customers, suppliers or others.

Set forth below is a brief summary of Toyota’s substitute audit & supervisory board member.

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares
Ryuji Sakai (August 7, 1957)	Substitute Audit & Supervisory Board Member	1985 Registered as attorney and joined Nagashima & Ohno 1990 Wilson Sonsini Goodrich & Rosati 1995 Partner of Nagashima & Ohno 2000 Partner of Nagashima Ohno & Tsunematsu (to present) (important concurrent duties) Attorney Outside Audit & Supervisory Board Member of Kobayashi Pharmaceutical Co., Ltd. Outside Audit & Supervisory Board Member of Tokyo Electron Limited	—

6.B COMPENSATION

The aggregate amount of remuneration, including bonuses but excluding stock options, accrued for all members of the board of directors and audit & supervisory board members as a group by Toyota for services in all capacities during fiscal 2017 was approximately ¥2,023 million. Members of the board of directors of Toyota Motor Corporation receive year-end bonuses, the aggregate amount of which is approved at Toyota Motor Corporation’s ordinary general shareholders’ meeting and is based on Toyota Motor Corporation’s financial performance for the fiscal year. The amounts of the bonuses paid to individual members of the board of directors are then determined based upon discussions at a meeting of Toyota Motor Corporation’s board of directors.

Remuneration for members of the board of directors was set at four billion yen or less per year (including 300 million yen or less for outside members of the board of directors), pursuant to a resolution at the 113th Ordinary General Shareholders’ Meeting held on June 14, 2017. Starting from the fiscal year ending March 2018, the “Executive Compensation Meeting,” members of which include outside members of the board of directors, will prepare recommendations to the board of directors regarding details of the monthly remuneration and bonuses for the members of the board of directors within the aforementioned maximum total amount per year, and the board of directors will make the final decision.

In addition to the above form of compensation, Toyota enacted stock option plans in 2009 and 2010. Under the 2009 plan, Toyota issued to its members of the board of directors and audit & supervisory board members stock acquisition rights to purchase 440,000 shares of common stock at an exercise price of ¥4,193 and with an expiration date of July 31, 2017. Under the 2010 plan, Toyota issued to its members of the board of directors stock acquisition rights to purchase 400,000 shares of common stock at an exercise price of ¥3,183 and with an expiration date of July 31, 2018. See “Share Ownership — Stock Options” for a more detailed discussion of Toyota’s stock option plans.

Toyota Motor Corporation and its subsidiaries have not set aside or accrued any amounts to provide pension, retirement or similar benefits to members of the board of directors and audit & supervisory board members of Toyota Motor Corporation.

Toyota’s Annual Securities Report filed with the Kanto Local Bureau of Finance on June 23, 2017, contained the following information concerning compensation in fiscal 2017 on a consolidated basis for members of the board of directors and audit & supervisory board members whose total compensation exceeded ¥100 million during such period:

- Takeshi Uchiyamada, Member of the Board of Directors: ¥183 million (¥100 million in base compensation and ¥83 million in bonus)

- Akio Toyoda, Member of the Board of Directors: ¥322 million (¥100 million in base compensation and ¥221 million in bonus)

- Mitsuhisa Kato, Member of the Board of Directors: ¥119 million (¥67 million in base compensation and ¥51 million in bonus)

- Takahiko Ijichi, Member of the Board of Directors: ¥104 million (¥61 million in base compensation and ¥43 million in bonus)

- Didier Leroy, Member of the Board of Directors: ¥683 million (¥214 million in base compensation and ¥468 million in bonus)

- Shigeki Terashi, Member of the Board of Directors: ¥110 million (¥61 million in base compensation and ¥48 million in bonus)

The amounts above were recorded as expenses in fiscal 2017.

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

Toyota does not have a remuneration committee. However, members of Toyota’s “Executive Compensation Meeting,” consisting of the Chairman, President, Chief Officer in charge of human resources and outside directors, discuss recommendations to the board of directors concerning remuneration for members of the board of directors.

6.D EMPLOYEES

The total number of Toyota employees, on a consolidated basis, was 364,445 as of March 31, 2017, 348,877 as of March 31, 2016 and 344,109 as of March 31, 2015. The following tables set forth a breakdown of persons employed by business segment and by geographic location as of March 31, 2017.

Segment	Number of Employees	Location	Number of Employees
Automotive	316,577	Japan	209,856
Financial services	10,280	North America	48,310
All other	32,312	Europe	19,196
Unallocated	5,276	Asia	63,565
		Other*	23,518

Total	364,445	Total	364,445

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

In Japan, basic wages and other working conditions are negotiated annually. In addition, in accordance with Japanese national custom, each employee is also paid a semi-annual bonus. Bonuses are negotiated at the time of wage negotiations and are based on Toyota’s financial results, prospects and other factors. The average wage increases per employee, excluding bonuses, in Japan have been approximately 2.6% per year for the past five fiscal years.

In general, Toyota considers its labor relations with all of its workers to be good. However, Toyota is currently a party to, and otherwise from time to time experiences, labor disputes in some of the countries in which it operates. Toyota does not expect any disputes to which it is currently a party to materially affect Toyota’s consolidated financial position.

Toyota’s average number of temporary employees on a consolidated basis was 86,005 during fiscal 2017.

6.E SHARE OWNERSHIP

For information on the number of shares of Toyota’s common stock held by each member of the board of directors and audit & supervisory board member as of June 2017, see “— Directors and Senior Management.” Each such member of the board of directors and audit & supervisory board member owns less than one percent of the issued and outstanding shares of common stock of Toyota. The shares held by each member of the board of directors and audit & supervisory board member do not include options that are exercisable for shares of Toyota’s common stock. For a description of these options, see “— Stock Options” below.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

Stock Options

The only stock option plans for which stock options or stock acquisition rights are currently exercisable or will become exercisable in the future are those approved by Toyota’s shareholders in June of 2009 and 2010. Toyota has not enacted any such plan after 2011. Under the 2009 plan, Toyota issued stock acquisition rights to purchase 3,492,000 shares of common stock to its members of the board of directors and 615 officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliated company. Under the 2010 plan, Toyota issued stock acquisition rights to purchase 3,600,000 shares of common stock to its members of the board of directors and officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliated company.

Pursuant to the provisions of the 2009 and 2010 plans, stock acquisition rights may be exercised during a six-year period that starts two years from the date of grant. The exercise price of each stock acquisition right is 1.025 times the closing price of Toyota’s common stock on the Tokyo Stock Exchange on the date of grant. The 2009 and 2010 plans provide that each member of the board of directors will be granted no more than 400 and no less than 300 stock acquisition rights, and each eligible officer or employee will be granted no more than 200 and no less than 20 stock acquisition rights. For each of the 2009 and 2010 plans, 100 shares will be issued or delivered upon the exercise of each stock acquisition right. The options are granted as of early August of each year for each plan.

An option holder who retires while one’s options are still exercisable retains the right to exercise one’s options until the expiration of the exercise period described above. However, an option holder’s right to purchase common stock under each plan lapses automatically upon one’s death or upon taking position such as in the management with a competitor.

The following table summarizes information for options and the incentive plan outstanding and exercisable at March 31, 2017:

	Outstanding			Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price
(Yen)		(Yen)	(Years)		(Yen)
3,153 – 4,154	1,192,300	3,682	0.80	1,192,300	3,682

Toyota also has an employee stock ownership association in Japan for employees and full time and part time company advisors. Members of the employee stock ownership association set aside certain amounts from their monthly salary and bonuses to purchase Toyota’s common stock through the employee stock ownership association. As of March 31, 2017, the employee stock ownership association held 14,199,548 shares of Toyota’s common stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

As of March 31, 2017, 3,262,997,492 shares of Toyota’s common stock (out of which 288,274,636 shares were treasury stock and 2,974,722,856 shares were outstanding) and 47,100,000 First Series Model AA Class Shares of Toyota were issued. Beneficial ownership of Toyota’s common stock in the table below was prepared from information known to Toyota or that could be ascertained from public filings, including filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Financial Instruments and Exchange Law of Japan.

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

Based on information known to Toyota or can be ascertained from public filings, the following table sets forth the beneficial ownership of holders of 5% or more of Toyota’s common stock as of the most recent practicable date. Toyota is not aware of any holder of First Series Model AA Class Shares who beneficially owns 5% or more of Toyota’ outstanding First Series Model AA Class Shares.

Name of Beneficial Owner	Number of Shares of Common Stock (in thousands)	Percentage of Outstanding Voting Shares of Common Stock
Toyota Industries Corporation	229,274	7.71

According to The Bank of New York Mellon, depositary for Toyota’s ADSs (the “Depositary”), as of March 31, 2017, 56,099,541 shares of Toyota’s common stock were held in the form of ADRs and there were 1,942 ADR holders of record and 166,175 beneficial owners in the United States. According to Toyota’s register of shareholders, as of March 31, 2017, there were 687,028 holders of common stock and First Series Model AA Class Shares of record worldwide. As of March 31, 2017, there were 516 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 11.6% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

To the extent known to Toyota, Toyota is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

Toyota knows of no arrangements the operation of which may at a later time result in a change of control.

7.B RELATED PARTY TRANSACTIONS

Business Relationships

Toyota purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s affiliated companies accounted for by the equity method and those firms with which certain members of Toyota’s board of directors are affiliated. Toyota purchased materials, supplies and services from these affiliated entities in the amount of ¥5,483.7 billion in fiscal 2017. Toyota also sells its products and services to Toyota’s affiliated companies accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota sold products and services to these affiliated entities in the amount of ¥1,914.3 billion in fiscal 2017. See note 11 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with affiliated companies.

Loans

Toyota regularly has trade accounts and other receivables by, and accounts payable to, Toyota’s affiliated companies accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota had outstanding trade accounts and other receivables by these affiliated entities in the amount of ¥273.4 billion as of March 31, 2017. Toyota had outstanding trade accounts and other payables to these affiliated entities in the amount of ¥680.6 billion as of March 31, 2017.

Toyota, from time to time, provides short- to medium-term loans to its affiliated companies, as well as loans under a loan program established by certain subsidiaries to assist their executives and members of the board of directors with the purchase of homes. As of March 31, 2017, an aggregate amount of ¥1.1 billion in loans was outstanding to its affiliated companies accounted for by the equity method. As of March 31, 2017, an aggregate amount of ¥30.8 billion in loans was outstanding to those of its affiliated companies not accounted for by the equity method, which are 20% to 50% owned by Toyota. As of March 31, 2017, the largest loan outstanding to any such affiliated company accounted for by the equity method was a loan of ¥0.8 billion at a fixed rate of 0.46%. Toyota believes that each of these loans was entered into in the ordinary course of business.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share		Price per ADS
	High	Low	High	Low
Fiscal Year Ended March 31,
2013	5,050	2,795	106.00	72.04
2014	6,760	4,610	134.94	99.70
2015	8,783	5,205	145.80	103.38
2016	8,700	5,703	142.84	102.54
2017	7,215	4,917	123.18	97.80

Financial Quarter Ended:
June 30, 2015	8,700	8,095	142.84	131.91
September 30, 2015	8,444	6,650	136.39	105.00
December 31, 2015	7,862	6,961	127.28	117.23
March 31, 2016	7,495	5,703	122.26	102.54
June 30, 2016	6,027	4,917	110.00	97.80
September 30, 2016	6,372	4,965	122.09	98.48
December 31, 2016	7,215	5,492	123.18	109.94
March 31, 2017	7,103	6,042	121.39	108.41

Month Ended:
December 31, 2016	7,215	6,592	123.18	116.70
January 31, 2017	7,103	6,575	121.39	115.07
February 28, 2017	6,558	6,220	116.15	111.12
March 31, 2017	6,550	6,042	114.98	108.41
April 30, 2017	6,154	5,670	110.33	104.17
May 31, 2017	6,242	5,923	110.35	105.69

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

General

Toyota’s authorized number of shares as of March 31, 2017 was 10,000,000,000 common shares, of which 3,262,997,492 shares were issued. The articles of incorporation was amended at the 111th Ordinary General Shareholders’ Meeting held in June 2015 and Toyota’s authorized number of shares was changed to 10,000,000,000 shares, with the total number of authorized shares per class, of 10,000,000,000 for common shares, 50,000,000 for First Series Model AA Class Shares, 50,000,000 for Second Series Model AA Class Shares, 50,000,000 for Third Series Model AA Class Shares, 50,000,000 for Fourth Series Model AA Class Shares and 50,000,000 for Fifth Series Model AA Class Shares, and the total number of shares authorized to be issued with respect to First Series Model AA Class Shares through the Fifth Series Model AA Class Shares not to exceed 150,000,000 shares. As of June 23, 2017, there were 47,100,000 shares of First Series Model AA Class Shares issued and outstanding.

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

Toyota does not believe that it was a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2017, and currently intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually and the application of the PFIC rules to a corporation such as Toyota (which among other things is engaged in leasing and financing through several subsidiaries) is not entirely clear, no assurances can be made regarding determination of its PFIC status in the current or any future taxable year. If Toyota is determined to be a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares of common stock or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate U.S. Holder receives from Toyota will not be eligible for the reduced U.S. federal income tax rates on dividends described above if Toyota is a PFIC either in the taxable year of the dividend or the preceding taxable year. If a U.S. Holder owns shares of common stock or ADSs in any taxable year in which Toyota is a PFIC, such U.S. Holder generally would be required to file Internal Revenue Service (“IRS”) Form 8621 (or other form specified by the U.S. Department of the Treasury) on an annual basis, subject to certain exceptions based on the value of PFIC stock held. Toyota will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.

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

Toyota uses a value-at-risk analysis (“VAR”) to evaluate its exposure to changes in foreign currency exchange rates. The VAR of the combined foreign exchange position represents a potential loss in pre-tax earnings that was estimated to be ¥155.1 billion and ¥183.6 billion as of March 31, 2016 and 2017, respectively. Based on Toyota’s overall currency exposure (including derivative positions), the risk during fiscal 2017 to pre-tax cash flow from currency movements was on average ¥164.2 billion, with a high of ¥183.6 billion and a low of ¥144.1 billion.

The VAR was estimated by using a Monte Carlo Simulation Method and assumed 95% confidence level on the realization date and a 10-day holding period.

Interest Rate Risk

Toyota is subject to market risk from exposures to changes in interest rates based on its financing, investing and cash management activities. Toyota enters into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. The potential decrease in fair value resulting from a hypothetical 100 basis point upward shift in interest rates would be approximately ¥231.2 billion as of March 31, 2016 and ¥240.9 billion as of March 31, 2017.

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

Equity Price Risk

Toyota holds investments in various available-for-sale equity securities that are subject to price risk. The fair value of available-for-sale equity securities was ¥2,558.9 billion as of March 31, 2016 and ¥2,686.9 billion as of March 31, 2017. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥255.8 billion as of March 31, 2016 and ¥268.6 billion as of March 31, 2017.

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

Fees Incurred in Fiscal 2017

For fiscal 2017, Toyota received $385,644.56 from the Depositary for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls) and expenses relating to Toyota’s annual general shareholders’ meeting that are incurred with respect to Toyota’s ADR holders. The Depositary also paid Toyota’s continuing annual stock exchange listing fees.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) DISCLOSURE CONTROLS AND PROCEDURES

Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of fiscal 2017. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Form 20-F that Toyota files under the Exchange Act is accumulated and communicated to its management, including the chief executive officer and the principal accounting and financial officer, to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensure that the Form 20-F that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Toyota’s Chairman of the Board of Directors and the Executive Vice President. Toyota’s disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. The Chairman of the Board of Directors and the Executive Vice President have concluded that Toyota’s disclosure controls and procedures are effective at the reasonable assurance level.

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

Based on this evaluation, management concluded that Toyota’s internal control over financial reporting was effective as of March 31, 2017.

PricewaterhouseCoopers Aarata LLC, an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Toyota’s internal control over financial reporting as of March 31, 2017, as stated in its report included herein.

(c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Toyota’s independent registered public accounting firm, PricewaterhouseCoopers Aarata LLC, has issued an audit report on the effectiveness of Toyota’s internal control over financial reporting. This report appears in Item 18.

(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in Toyota’s internal control over financial reporting during fiscal 2017 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.

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

Toyota’s audit & supervisory board has determined that it does not have an “audit committee financial expert” serving on the audit & supervisory board. The qualifications for, and powers of, the audit & supervisory board member delineated in the Companies Act are different from those anticipated for any audit committee financial expert. Audit & supervisory board members have the authority to be given reports from a certified public accountant or an accounting firm concerning audits, including technical accounting matters. At the same time, each audit & supervisory board member has the authority to consult internal and external experts on accounting matters. Each audit & supervisory board member must fulfill the requirements under Japanese laws and regulations and otherwise follow Japanese corporate governance practices and, accordingly, Toyota’s audit & supervisory board has confirmed that it is not necessarily in Toyota’s best interest to nominate as audit & supervisory board member a person who meets the definition of audit committee financial expert. Although Toyota does not have an audit committee financial expert on its audit & supervisory board, Toyota believes that Toyota’s current corporate governance system, taken as a whole, including the audit & supervisory board members’ ability to consult internal and external experts, is fully equivalent to a system having an audit committee financial expert on its audit & supervisory board.

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

PricewaterhouseCoopers Aarata LLC has audited the financial statements of Toyota included in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Aarata LLC and the various network and member firms of PricewaterhouseCoopers to Toyota in fiscal 2016 and fiscal 2017.

	Yen in millions
	2016	2017
Audit Fees(1)	4,786	4,279
Audit-related Fees(2)	167	90
Tax Fees(3)	586	477
All Other Fees(4)	251	293

Total	5,790	5,139

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the services of annual audit, quarterly reviews and assessment and reviews of the effectiveness of internal controls over financial reporting of Toyota and its subsidiaries and affiliated companies; the services associated with SEC registration statements or other documents issued in connection with securities offerings such as comfort letters and consents; and consultations as to the accounting or disclosure treatment of transactions or events.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include services such as due diligence; agreed-upon or expanded audit procedures; internal control reviews and assistance; review of the information system; and financial statement audits of employee benefit plans.

(3)	Tax Fees include fees billed for tax compliance services, including services such as tax planning, advice and compliance of federal, state, local and international tax; the review of tax returns; assistance with tax audits and appeals; tax-only valuation services including transfer pricing and cost segregation studies; expatriate tax assistance and compliance.

(4)	All Other Fees primarily include fees billed for risk management advisory services of assessment and testing of security infrastructure controls; services providing information related to automotive market conditions; IT advisory services; and other advisory services.

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

None of the audit related fees, tax fees or all other fees described in the table above were approved by the audit & supervisory board pursuant to the de minimis exception provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of Toyota’s common stock by Toyota and its affiliated purchasers during fiscal 2017:

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share (Yen)(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1, 2016 – April 30, 2016	583	5,699.29	—	—
May 1, 2016 – May 31, 2016	569	5,531.81	—	—
June 1, 2016 – June 30, 2016	26,473,313	5,582.95	26,471,900	—
July 1, 2016 – July 31, 2016	24,891,900	5,467.70	24,890,900	—
August 1, 2016 – August 31, 2016	30,364,386	5,926.44	30,348,200	—
September 1, 2016 – September 30, 2016	5,814,145	6,235.63	5,811,700	—
October 1, 2016 – October 31, 2016	1,868	5,944.42	—	—
November 1, 2016 – November 30, 2016	1,820	6,098.35	—	—
December 1, 2016 – December 31, 2016	15,109,036	6,939.45	15,101,800	—
January 1, 2017– January 31, 2017	13,933,676	6,832.63	13,931,200	—
February 1, 2017 – February 28, 2017	1,757	6,490.80	—	—
March 1, 2017 – March 31, 2017	1,657	6,432.41	—	—

Total	116,594,710		116,555,700	—

(1)	A portion of the above purchases were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Toyota to purchase shares that are a fraction of a unit, in accordance with Toyota’s share handling regulations. Toyota is required to comply with such requests pursuant to the Companies Act. See “Additional Information — Memorandum and Articles of Association — Japanese Unit Share System.” The number of shares purchased not pursuant to publicly announced plans or programs conducted in fiscal 2017 is 39,010.

(2)

Toyota announced on May 11, 2016, that it would repurchase up to 100 million common shares between May 18, 2016 and November 17, 2016 at a total price up to ¥500 billion, in order to return to shareholders the profits derived in the fiscal year ended March 31, 2016. Toyota also announced on November 8, 2016 that it would repurchase up to 40 million common shares between November 15, 2016 and February 14, 2017 at a total price up to ¥200 billion in order to return to shareholders the profits derived in the interim period ended September 30, 2016.

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

Toyota currently has three outside members of the board of directors under the Companies Act. An “outside” member of the board of directors refers to:

(a) a person who is not, and has never been during the 10 year period before becoming an outside member of the board of directors, an executive director (a member of the board of directors who engages in the execution of business), executive officer, manager or employee (collectively, “Executive Director, etc.”) of Toyota or its subsidiaries;

(b) if a person was a member of the board of directors, accounting counselor (in the case that an accounting counselor is a legal entity, an employee of such entity who is in charge of its affairs) or audit & supervisory board member (excluding those who have ever been Executive Directors, etc.) of Toyota or any of its subsidiaries at any time during the 10 year period before becoming an outside member of the board of directors, such person who has not been an Executive Director, etc. of Toyota or any of its subsidiaries during the 10 year period before becoming a member of the board of directors, accounting counselor or audit & supervisory board member; and

(c) a person who is not a spouse or relative within the second degree of kinship of any member of the board of directors or manager or other key employee of Toyota.

Such qualifications for an “outside” member of the board of directors are different from the director independence requirements under the NYSE Corporate Governance Rules.

In addition, pursuant to the regulations of the Japanese stock exchanges, Toyota is required to have one or more “independent director(s)/audit & supervisory board member(s),” defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside audit & supervisory board members” (as defined under the Companies Act), who are unlikely to have any conflicts of interests with Toyota’s general shareholders, and is also required to make efforts to have at least one “independent director(s)/audit & supervisory board member(s)” who is also a director. Each of the outside members of the board of directors of Toyota satisfies the “independent director/audit & supervisory board member” requirements under the regulations of the Japanese stock exchanges. Japan’s Corporate Governance Code provides that companies should appoint at least two “independent outside directors” as defined based on the criteria for assessing director independence established by Toyota in line with the independence standards of the Japanese stock exchanges. The content of the criteria for assessing director independence established by Toyota is the same as that of the independence standards of the Japanese stock exchanges, and each of the outside members of the board of directors of Toyota satisfies the “independent outside director” requirements under such independence standards.The definition of “independent director/audit & supervisory board member” and “independent outside director” is different from that of the definition of independent director under the NYSE Corporate Governance Rules.

2. Committees. Under the Companies Act, Toyota has elected to structure its corporate governance system as a company with audit & supervisory board members who are under a statutory duty to monitor, review and report on the management of the affairs of Toyota. Toyota, as with other Japanese companies with an audit & supervisory board, does not have certain committees that are required of U.S. listed companies subject to the NYSE Corporate Governance Rules, including those that are responsible for director nomination, corporate governance and executive compensation. However, members of Toyota’s “Executive Appointment Meeting” and “Executive Compensation Meeting,” half of whom in each meeting are outside directors, discuss recommendations to the board of directors concerning nominees and remuneration for members of the board of directors, respectively.

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

4. Corporate Governance Guidelines. Unlike the NYSE Corporate Governance Rules, Toyota is not required to adopt Japan’s Corporate Governance Code under Japanese laws and regulations, including the Companies Act, the Financial Instruments and Exchange Law of Japan and stock exchange rules. However, if Toyota does not comply with Japan’s Corporate Governance Code, it is required to explain the reasons why it does not do so in accordance with the regulations of the Japanese stock exchanges. In addition, Toyota is required to resolve at the board of directors matters relating to a system, which is required under the ordinance of the Ministry of Justice (“internal control system” or “naibu-tosei“), to ensure the execution of duties of the members of the board of directors to comply with laws, regulations and articles of incorporation, and any other systems to ensure the adequacy of the business, and to disclose such matters resolved, policies and the present status of its corporate governance in its business reports, annual securities report and certain other disclosure documents in accordance with the regulations under the Financial Instruments and Exchange Law and stock exchange rules in respect of timely disclosure.

5. Code of Business Conduct and Ethics. Similar to the NYSE Corporate Governance Rules, under Japan’s Corporate Governance Code, Toyota is encouraged to adopt a code of conduct regarding ethical business activities for members of the board of directors, officers and employees. Toyota has resolved matters relating to maintenance of an “internal control system,” or “naibu-tosei,“ in order to ensure its employees comply with laws, regulations and the articles of incorporation, etc. pursuant to the Companies Act, and Toyota maintains guidelines and internal regulations such as “Guiding Principles at Toyota,” “Toyota Code of Conduct” and a code of ethics pursuant to Section 406 of the Sarbanes-Oxley Act. Please see “Code of Ethics” for additional information.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Toyota Jidosha Kabushiki Kaisha

(“Toyota Motor Corporation”)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Toyota Motor Corporation and its subsidiaries at March 31, 2016 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on these financial statements, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Aarata LLC

Nagoya, Japan

June 23, 2017

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	March 31,
	2016	2017
Assets
Current assets
Cash and cash equivalents	2,939,428	2,995,075
Time deposits	1,032,034	1,082,654
Marketable securities	1,511,389	1,821,598
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥83,969 million in 2016 and ¥50,110 million in 2017	2,000,149	2,115,938
Finance receivables, net	5,912,684	6,196,649
Other receivables	451,406	436,867
Inventories	2,061,511	2,388,617
Deferred income taxes	967,607	—
Prepaid expenses and other current assets	1,333,345	796,297

Total current assets	18,209,553	17,833,695

Noncurrent finance receivables, net	8,642,947	9,012,222

Investments and other assets
Marketable securities and other securities investments	7,439,799	7,679,928
Affiliated companies	2,631,612	2,845,639
Employees receivables	32,998	25,187
Other	730,271	1,156,406

Total investments and other assets	10,834,680	11,707,160

Property, plant and equipment
Land	1,352,904	1,379,991
Buildings	4,311,895	4,470,996
Machinery and equipment	10,945,267	11,357,340
Vehicles and equipment on operating leases	5,652,622	5,966,579
Construction in progress	513,953	474,188

Total property, plant and equipment, at cost	22,776,641	23,649,094
Less - Accumulated depreciation	(13,036,224)	(13,451,985)

Total property, plant and equipment, net	9,740,417	10,197,109

Total assets	47,427,597	48,750,186

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	March 31,
	2016	2017
Liabilities
Current liabilities
Short-term borrowings	4,698,134	4,953,682
Current portion of long-term debt	3,822,954	4,290,449
Accounts payable	2,389,515	2,566,382
Other payables	1,040,277	936,938
Accrued expenses	2,726,120	3,137,827
Income taxes payable	343,325	223,574
Other current liabilities	1,104,131	1,210,113

Total current liabilities	16,124,456	17,318,965

Long-term liabilities
Long-term debt	9,772,065	9,911,596
Accrued pension and severance costs	904,911	905,070
Deferred income taxes	2,046,089	1,423,726
Other long-term liabilities	491,890	521,876

Total long-term liabilities	13,214,955	12,762,268

Total liabilities	29,339,411	30,081,233

Mezzanine equity
Model AA Class Shares, no par value,	479,779	485,877
authorized: 150,000,000 shares in 2016 and 2017; issued: 47,100,000 shares in 2016 and 2017

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value, authorized: 10,000,000,000 shares in 2016 and 2017; issued: 3,337,997,492 shares in 2016 and 3,262,997,492 shares in 2017	397,050	397,050
Additional paid-in capital	548,161	484,013
Retained earnings	16,794,240	17,601,070
Accumulated other comprehensive income (loss)	610,768	640,922
Treasury stock, at cost, 300,321,622 shares in 2016 and 288,274,636 shares in 2017	(1,603,284)	(1,608,243)

Total Toyota Motor Corporation shareholders’ equity	16,746,935	17,514,812

Noncontrolling interests	861,472	668,264

Total shareholders’ equity	17,608,407	18,183,076

Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	47,427,597	48,750,186

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	For the years ended March 31,
	2015	2016	2017
Net revenues
Sales of products	25,612,836	26,549,111	25,813,496
Financing operations	1,621,685	1,854,007	1,783,697

Total net revenues	27,234,521	28,403,118	27,597,193

Costs and expenses
Cost of products sold	20,916,362	21,456,086	21,543,035
Cost of financing operations	925,314	1,149,379	1,191,301
Selling, general and administrative	2,642,281	2,943,682	2,868,485

Total costs and expenses	24,483,957	25,549,147	25,602,821

Operating income	2,750,564	2,853,971	1,994,372

Other income (expense)
Interest and dividend income	147,122	157,862	158,983
Interest expense	(22,871)	(35,403)	(29,353)
Foreign exchange gain (loss), net	88,140	(5,573)	33,601
Other income (loss), net	(70,127)	12,524	36,222

Total other income (expense)	142,264	129,410	199,453

Income before income taxes and equity in earnings of affiliated companies	2,892,828	2,983,381	2,193,825

Provision for income taxes	893,469	878,269	628,900
Equity in earnings of affiliated companies	308,545	329,099	362,060

Net income	2,307,904	2,434,211	1,926,985

Less - Net income attributable to noncontrolling interests	(134,566)	(121,517)	(95,876)

Net income attributable to Toyota Motor Corporation	2,173,338	2,312,694	1,831,109

Note: Net income attributable to common shareholders for the fiscal year ended March 31, 2017 and 2016 is 1,821,314 million yen and 2,306,607 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 9,795 million yen and 6,087 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
- Basic	688.02	741.36	605.47

- Diluted	687.66	735.36	599.22

Cash dividends per common share	200.00	210.00	210.00

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Yen in millions
	For the years ended March 31,
	2015	2016	2017
Net income	2,307,904	2,434,211	1,926,985
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	404,352	(395,352)	(57,926)
Unrealized gains (losses) on securities	577,703	(312,192)	4,279
Pension liability adjustments	4,316	(209,181)	93,312

Total other comprehensive income (loss)	986,371	(916,725)	39,665

Comprehensive income	3,294,275	1,517,486	1,966,650

Less - Comprehensive income attributable to noncontrolling interests	(171,553)	(71,569)	(103,161)

Comprehensive income attributable to Toyota Motor Corporation	3,122,722	1,445,917	1,863,489

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2014	397,050	551,308	14,116,295	528,161	(1,123,666)	14,469,148	749,839	15,218,987

Equity transaction with noncontrolling interests and other		(422)				(422)	7,101	6,679
Comprehensive income
Net income			2,173,338			2,173,338	134,566	2,307,904
Other comprehensive income (loss)
Foreign currency translation adjustments				380,448		380,448	23,904	404,352
Unrealized gains (losses) on securities				567,002		567,002	10,701	577,703
Pension liability adjustments				1,934		1,934	2,382	4,316

Total comprehensive income						3,122,722	171,553	3,294,275

Dividends paid to Toyota Motor Corporation common shareholders			(554,933)			(554,933)		(554,933)
Dividends paid to noncontrolling interests							(69,295)	(69,295)
Repurchase of treasury stock					(360,233)	(360,233)		(360,233)
Reissuance of treasury stock		(2,136)	(23,290)		137,275	111,849		111,849
Retirement of treasury stock		(1,696)	(119,463)		121,159	—		—

Balances at March 31, 2015	397,050	547,054	15,591,947	1,477,545	(1,225,465)	16,788,131	859,198	17,647,329

Equity transaction with noncontrolling interests and other		1,972	(97)			1,875	3,834	5,709
Comprehensive income
Net income			2,312,694			2,312,694	121,517	2,434,211
Other comprehensive income (loss)
Foreign currency translation adjustments				(362,965)		(362,965)	(32,387)	(395,352)
Unrealized gains (losses) on securities				(302,620)		(302,620)	(9,572)	(312,192)
Pension liability adjustments				(201,192)		(201,192)	(7,989)	(209,181)

Total comprehensive income						1,445,917	71,569	1,517,486

Accretion to Mezzanine equity			(3,638)			(3,638)		(3,638)
Dividends to Toyota Motor Corporation class shareholders			(2,449)			(2,449)		(2,449)
Dividends paid to Toyota Motor Corporation common shareholders			(704,728)			(704,728)		(704,728)
Dividends paid to noncontrolling interests							(73,129)	(73,129)
Repurchase of treasury stock					(782,871)	(782,871)		(782,871)
Reissuance of treasury stock		183			4,515	4,698		4,698
Retirement of treasury stock		(1,048)	(399,489)		400,537	—		—

Balances at March 31, 2016	397,050	548,161	16,794,240	610,768	(1,603,284)	16,746,935	861,472	17,608,407

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2016	397,050	548,161	16,794,240	610,768	(1,603,284)	16,746,935	861,472	17,608,407

Equity transaction with noncontrolling interests and other		(35,555)		(2,226)	283,561	245,780	(232,433)	13,347
Comprehensive income
Net income			1,831,109			1,831,109	95,876	1,926,985
Other comprehensive income (loss)
Foreign currency translation adjustments				(52,427)		(52,427)	(5,499)	(57,926)
Unrealized gains (losses) on securities				(8,002)		(8,002)	12,281	4,279
Pension liability adjustments				92,809		92,809	503	93,312

Total comprehensive income						1,863,489	103,161	1,966,650

Accretion to Mezzanine equity			(4,849)			(4,849)		(4,849)
Dividends to Toyota Motor Corporation class shareholders			(4,946)			(4,946)		(4,946)
Dividends paid to Toyota Motor Corporation common shareholders			(634,475)			(634,475)		(634,475)
Dividends paid to noncontrolling interests							(63,936)	(63,936)
Repurchase of treasury stock					(700,228)	(700,228)		(700,228)
Reissuance of treasury stock		(1,219)			4,325	3,106		3,106
Retirement of treasury stock		(27,374)	(380,009)		407,383	—		—

Balances at March 31, 2017	397,050	484,013	17,601,070	640,922	(1,608,243)	17,514,812	668,264	18,183,076

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	For the years ended March 31,
	2015	2016	2017
Cash flows from operating activities
Net income	2,307,904	2,434,211	1,926,985
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,409,075	1,625,837	1,610,950
Provision for doubtful accounts and credit losses	78,969	159,265	98,666
Pension and severance costs, less payments	(3,161)	8,833	23,253
Losses on disposal of fixed assets	31,625	33,329	30,673
Unrealized losses on available-for-sale securities, net	2,578	9,272	7,073
Deferred income taxes	(26,887)	32,889	(53,299)
Equity in earnings of affiliated companies	(308,545)	(329,099)	(362,060)
Changes in operating assets and liabilities, and other
Increase in accounts and notes receivable	(69,477)	(25,180)	(264,784)
Increase in inventories	(171,001)	(68,912)	(246,326)
Increase in other current assets	(43,355)	(200,669)	(152,116)
Increase in accounts payable	150,058	120,381	145,957
Decrease in accrued income taxes	(246,043)	(5,516)	(121,032)
Increase in other current liabilities	494,254	368,923	480,094
Other	79,759	297,293	290,203

Net cash provided by operating activities	3,685,753	4,460,857	3,414,237

Cash flows from investing activities
Additions to finance receivables	(13,126,596)	(13,549,278)	(13,636,694)
Collection of finance receivables	12,426,475	13,067,700	12,885,944
Proceeds from sales of finance receivables	23,913	48,154	42,037
Additions to fixed assets excluding equipment leased to others	(1,146,318)	(1,282,545)	(1,223,878)
Additions to equipment leased to others	(2,211,250)	(2,776,671)	(2,317,559)
Proceeds from sales of fixed assets excluding equipment leased to others	41,547	42,147	41,238
Proceeds from sales of equipment leased to others	803,423	1,111,727	1,238,278
Purchases of marketable securities and security investments	(3,194,294)	(2,197,477)	(2,517,008)
Proceeds from sales of marketable securities and security investments	113,348	108,708	260,039
Proceeds upon maturity of marketable securities and security investments	2,569,653	3,307,107	1,641,502
Payment for additional investments in affiliated companies, net of cash acquired	—	628	44,274
Changes in investments and other assets, and other	(113,391)	(1,062,744)	571,888

Net cash used in investing activities	(3,813,490)	(3,182,544)	(2,969,939)

Cash flows from financing activities
Proceeds from issuance of long-term debt	5,029,018	4,845,872	4,603,446
Payments of long-term debt	(3,462,237)	(4,176,202)	(3,845,554)
Increase (decrease) in short-term borrowings	(288,724)	(10,903)	273,037
Proceeds from issuance of class shares	—	474,917	—
Dividends paid to Toyota Motor Corporation class shareholders	—	(1,225)	(3,697)
Dividends paid to Toyota Motor Corporation common shareholders	(554,933)	(704,728)	(634,475)
Dividends paid to noncontrolling interests	(69,295)	(73,129)	(63,936)
Reissuance (repurchase) of treasury stock, and other	(347,784)	(778,173)	(703,986)

Net cash provided by (used in) financing activities	306,045	(423,571)	(375,165)

Effect of exchange rate changes on cash and cash equivalents	65,079	(199,871)	(13,486)
Net increase in cash and cash equivalents	243,387	654,871	55,647
Cash and cash equivalents at beginning of year	2,041,170	2,284,557	2,939,428

Cash and cash equivalents at end of year	2,284,557	2,939,428	2,995,075

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

Other costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥435,150 million, ¥489,036 million and ¥448,780 million for the years ended March 31, 2015, 2016 and 2017, respectively.

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

Research and development costs are expensed as incurred. Research and development costs were ¥1,004,547 million, ¥1,055,672 million and ¥1,037,528 million for the years ended March 31, 2015, 2016 and 2017, respectively.

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

As of March 31, 2016 and 2017, finance receivables on nonaccrual status are as follows:

	Yen in millions
	March 31,
	2016	2017
Retail	8,107	7,064
Finance leases	682	2,297
Wholesale	16,122	15,018
Real estate	16,801	12,632
Working capital	822	561

	42,534	37,572

As of March 31, 2016 and 2017, finance receivables 90 days or more past due and accruing are as follows:

	Yen in millions
	March 31,
	2016	2017
Retail	23,419	26,616
Finance leases	3,984	3,526

	27,403	30,142

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories -

Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” (“LIFO”) basis. Inventories valued on the LIFO basis totaled ¥382,660 million and ¥433,802 million at March 31, 2016 and 2017, respectively. Had the “first-in, first-out” basis been used for those companies using the LIFO basis, inventories would have been ¥13,297 million and ¥40,650 million higher than reported at March 31, 2016 and 2017, respectively.

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

Accounting changes -

In February 2015, the Financial Accounting Standards Board (“FASB”) issued updated guidance that amends the analysis a reporting entity must perform to determine whether it should consolidate certain legal entities. Toyota adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. In August 2015, the FASB issued an additional update which clarifies that debt issuance costs for line of credit agreements may continue to be deferred and amortized. Toyota adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements. For the previous consolidated fiscal year, debt issuance costs are recorded at “Other” in “Investments and other assets” on the consolidated balance sheet in the amount of 23,695 million yen.

In April 2015, the FASB issued updated guidance to help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement. Toyota adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In May 2015, the FASB issued updated guidance on disclosures for investments in certain entities that calculate net asset value per share. This guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Toyota adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements. For a further discussion of additional disclosures by adoption of this guidance, see note 20 and 27 to the consolidated financial statements.

In November 2015, the FASB issued updated guidance to simplify the balance sheet classification of deferred taxes. This guidance will require that deferred tax assets and liabilities be classified as noncurrent on the balance sheet. Toyota early adopted this guidance on April 1, 2016. Toyota adopted this guidance on a prospective basis from April 1, 2016 and prior periods were not retrospectively adjusted.

In March 2016, the FASB issued updated guidance to simplify the requirement in applying the equity method of accounting. This update eliminates the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively as if the equity method had been in effect during all previous periods that the investment had been held. Toyota early adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recent pronouncements to be adopted in future periods -

In May 2014, the FASB issued updated guidance on the recognition of revenue from contracts with customers. This guidance requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and supersedes the current revenue recognition guidance. In August 2015, the FASB issued updated guidance on the deferral of the effective date. As a result, this guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. This guidance may be adopted retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this guidance recognized at the date of initial application. Toyota currently plans to adopt the modified retrospective method of adoption from the fiscal year beginning April 1, 2018. Toyota’s current efforts to this end include the identification of revenue within the scope of this guidance, as well as the evaluation of revenue contracts. Toyota continues to assess the impact of adoption of this guidance on its consolidated financial statements and related disclosure.

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

In March 2016, the FASB issued updated guidance for the effect of derivative contract novations on existing hedge accounting relationships. This guidance clarifies that a change in the counterparty to a designated derivative hedging instrument does not, in and of itself, require designation of that hedging relationship provided that all other hedge accounting criteria continue to be met. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In August 2016, the FASB issued updated guidance for classification of statement of cash flows. This guidance clarifies classification of certain cash receipts and cash payments of statement of cash flows. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance that would require entities to recognize the income tax consequences of intercompany asset transfers other than inventory. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance for consolidation. Under this guidance, a reporting entity would evaluate its indirect economic interest in a variable interest entity held through a related party under common control on a proportionate basis. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In November 2016, the FASB issued updated guidance for the statement of cash flows. This guidance will require that restricted cash and restricted cash equivalents should be included with cash and cash equivalents. It will also require entities to disclose how the statement of cash flows that includes restricted cash with cash and cash equivalents reconciles to the balance sheet. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

Reclassifications -

Certain prior year amounts have been reclassified to conform to the presentations as of and for the year ended March 31, 2017.

3. Supplemental cash flow information:

Cash payments for income taxes were ¥1,145,808 million, ¥884,589 million and ¥854,600 million for the years ended March 31, 2015, 2016 and 2017, respectively. Interest payments during the years ended March 31, 2015, 2016 and 2017 were ¥369,770 million, ¥381,280 million and ¥362,602 million, respectively.

Capital lease obligations of ¥3,709 million, ¥6,546 million and ¥5,975 million were incurred for the years ended March 31, 2015, 2016 and 2017, respectively.

4. Acquisitions and dispositions:

Toyota Housing Corporation, a consolidated subsidiary of Toyota Motor Corporation, increased its ownership interest in Misawa Homes Co., Ltd. (Business description: Production and sale of housing materials and components, etc.) to 51% by acquiring 11,181,798 shares of common stock of Misawa Homes Co., Ltd. through a tender offer on December 29, 2016 as well as a third-party allotment of Misawa Homes Co., Ltd. shares to Toyota Housing Corporation and a disposal of Misawa Homes Co., Ltd. treasury stock on January 5, 2017, in order to increase competitiveness through enhanced cooperation with Misawa Homes Co., Ltd. As a result, Misawa Homes Co., Ltd., previously an affiliated company accounted for under the equity method, will now be accounted for as a consolidated subsidiary of Toyota Motor Corporation.

The acquisition is accounted for under the acquisition method. Acquisition-related costs were accounted as expense when incurred, and the estimated fair values of the assets acquired, liabilities assumed and noncontrolling interests as of the date of the acquisition of control are immaterial in value.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of sales of Misawa Homes Co., Ltd. after the date of the acquisition of control, which is included in “Sales of products” of Toyota’s consolidated statements of income for fiscal 2017, is ¥130,046 million. Misawa Homes’ net income does not have a material effect on net income attributable to Toyota Motor Corporation in term of monetary value.

In addition to the above, Toyota made several acquisitions and dispositions during the years ended March 31, 2015, 2016 and 2017, however the assets and liabilities acquired or transferred were not material.

5. Marketable securities and other securities investments:

Marketable securities and other securities investments include public and corporate bonds and common stocks for which the aggregate cost, gross unrealized gains and losses and fair value are as follows:

	Yen in millions
	March 31, 2016
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Public and corporate bonds	5,706,026	261,226	15,671	5,951,581
Common stocks	661,796	1,897,439	304	2,558,931
Other	318,240	30,282	40	348,482

Total	6,686,062	2,188,947	16,015	8,858,994

Securities not practicable to determine fair value
Public and corporate bonds	20,253
Common stocks	71,941

Total	92,194

	Yen in millions
	March 31, 2017
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Public and corporate bonds	5,789,221	145,640	49,030	5,885,831
Common stocks	668,345	2,018,910	321	2,686,934
Other	819,514	9,724	2,670	826,568

Total	7,277,080	2,174,274	52,021	9,399,333

Securities not practicable to determine fair value
Public and corporate bonds	25,257
Common stocks	76,936

Total	102,193

Japanese bonds as well as U.S., European and other bonds represent 37% and 63% (as of March 31, 2016) and 28% and 72% (as of March 31, 2017) of public and corporate bonds included in available-for-sale, respectively. Listed stocks on the Japanese stock markets represent 90% and 92% of common stocks which are included in available-for-sale as of March 31, 2016 and 2017, respectively. Public and corporate bonds include government bonds, and “Other” includes investment trusts.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unrealized losses continuing over a 12 month period or more in the aggregate were not material as of March 31, 2016 and 2017.

As of March 31, 2016 and 2017, maturities of public and corporate bonds included in available-for-sale are mainly from 1 to 10 years.

Proceeds from sales of available-for-sale securities were ¥113,348 million, ¥108,708 million and ¥251,940 million for the years ended March 31, 2015, 2016 and 2017, respectively. On those sales, gross realized gains were ¥17,912 million, ¥9,500 million and ¥61,038 million and gross realized losses were ¥161 million, ¥365 million and ¥108 million, respectively.

During the years ended March 31, 2015, 2016 and 2017, Toyota recognized impairment losses on available-for-sale securities of ¥2,578 million, ¥9,272 million and ¥7,073 million, respectively, which are included in “Other income (loss), net” and other in the accompanying consolidated statements of income.

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

6. Finance receivables:

Finance receivables consist of the following:

	Yen in millions
	March 31,
	2016	2017
Retail	11,156,798	11,453,352
Finance leases	1,144,312	1,265,882
Wholesale and other dealer loans	2,994,171	3,281,142

	15,295,281	16,000,376
Deferred origination costs	169,467	172,298
Unearned income	(754,836)	(804,591)
Allowance for credit losses
Retail	(98,853)	(104,354)
Finance leases	(24,600)	(23,962)
Wholesale and other dealer loans	(30,828)	(30,896)

Total allowance for credit losses	(154,281)	(159,212)

Total finance receivables, net	14,555,631	15,208,871
Less - Current portion	(5,912,684)	(6,196,649)

Noncurrent finance receivables, net	8,642,947	9,012,222

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finance receivables were geographically distributed as follows: in North America 59.1%, in Asia 11.9%, in Europe 10.3%, in Japan 8.3% and in Other 10.4% as of March 31, 2016, and in North America 59.1%, in Asia 11.3%, in Europe 10.3%, in Japan 8.1% and in Other 11.2% as of March 31, 2017.

The contractual maturities of retail receivables, the future minimum lease payments on finance leases and the contractual maturities of wholesale and other dealer loans at March 31, 2017 are summarized as follows:

	Yen in millions
Years ending March 31,	Retail	Finance leases	Wholesale and other dealer loans
2018	3,743,543	323,426	2,437,941
2019	2,794,572	250,978	275,706
2020	2,191,969	190,217	151,757
2021	1,471,456	87,492	111,925
2022	791,695	31,798	139,923
Thereafter	460,117	5,611	163,890

	11,453,352	889,522	3,281,142

Finance leases consist of the following:

	Yen in millions
	March 31,
	2016	2017
Minimum lease payments	810,088	889,522
Estimated unguaranteed residual values	334,224	376,360

	1,144,312	1,265,882
Deferred origination costs	5,135	5,809
Less - Unearned income	(95,213)	(103,518)
Less - Allowance for credit losses	(24,600)	(23,962)

Finance leases, net	1,029,634	1,144,211

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the amount of the finance receivables segregated into aging categories based on the number of days outstanding as of March 31, 2016 and 2017:

	Yen in millions
	March 31, 2016
	Retail	Finance leases	Wholesale	Real estate	Working capital
Current	10,966,689	1,135,474	1,482,697	817,896	692,784
30-59 days past due	128,603	2,896	1	—	—
60-89 days past due	29,995	1,465	—	—	—
90 days or greater past due	31,511	4,477	3	480	310

Total	11,156,798	1,144,312	1,482,701	818,376	693,094

	Yen in millions
	March 31, 2017
	Retail	Finance leases	Wholesale	Real estate	Working capital
Current	11,264,660	1,255,626	1,707,432	848,757	722,697
30-59 days past due	125,626	5,114	1,327	—	405
60-89 days past due	29,321	1,321	—	—	—
90 days or greater past due	33,745	3,821	—	266	258

Total	11,453,352	1,265,882	1,708,759	849,023	723,360

The tables below show the recorded investment for each credit quality of the finance receivable within the wholesale and other dealer loan receivables portfolio segment in the United States and other regions as of March 31, 2016 and 2017:

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2017
	Wholesale	Real estate	Working capital	Total
Performing	1,076,164	449,884	233,677	1,759,725
Credit Watch	142,336	68,726	16,049	227,111
At Risk	1,286	5,071	561	6,918
Default	8,791	5,079	544	14,414

Total	1,228,577	528,760	250,831	2,008,168

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

	Yen in millions
	March 31, 2016
	Wholesale	Real estate	Working capital	Total
Performing	436,839	284,512	474,731	1,196,082
Default	2,214	3,832	553	6,599

Total	439,053	288,344	475,284	1,202,681

	Yen in millions
	March 31, 2017
	Wholesale	Real estate	Working capital	Total
Performing	460,308	316,008	472,198	1,248,514
Default	19,874	4,255	331	24,460

Total	480,182	320,263	472,529	1,272,974

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below summarize information about impaired finance receivables:

	Yen in millions
	Recorded investment		Unpaid principal balance		Individually evaluated allowance
	March 31,		March 31,		March 31,
	2016	2017	2016	2017	2016	2017
Impaired account balances individually evaluated for impairment with an allowance:
Wholesale	13,374	10,667	13,374	10,667	1,303	1,373
Real estate	13,891	10,986	13,891	10,986	1,934	1,596
Working capital	4,851	3,793	4,851	3,793	3,916	1,291

Total	32,116	25,446	32,116	25,446	7,153	4,260

Impaired account balances individually evaluated for impairment without an allowance:
Wholesale	21,056	15,033	21,056	15,033
Real estate	11,098	11,780	11,098	11,780
Working capital	388	—	388	—

Total	32,542	26,813	32,542	26,813

Impaired account balances aggregated and evaluated for impairment:
Retail	27,854	27,269	27,149	26,597
Finance leases	85	66	75	54

Total	27,939	27,335	27,224	26,651

Total impaired account balances:
Retail	27,854	27,269	27,149	26,597
Finance leases	85	66	75	54
Wholesale	34,430	25,700	34,430	25,700
Real estate	24,989	22,766	24,989	22,766
Working capital	5,239	3,793	5,239	3,793

Total	92,597	79,594	91,882	78,910

	Yen in millions
	Average impaired finance receivables		Interest income recognized
	For the years ended March 31,		For the years ended March 31,
	2016	2017	2016	2017
Total impaired account balances:
Retail	31,368	26,628	2,155	1,741
Finance leases	96	76	2	0
Wholesale	29,315	26,306	481	650
Real estate	23,441	22,482	721	867
Working capital	5,486	4,208	240	217

Total	89,706	79,700	3,599	3,475

The amount of finance receivables modified as a troubled debt restructuring for the year ended March 31, 2017 was not significant for all classes of finance receivables. Finance receivables modified as troubled debt restructurings for the year ended March 31, 2017 and for which there was a payment default were not significant for all classes of such receivables.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Other receivables:

Other receivables relate to arrangements with certain component manufacturers whereby Toyota procures inventory for these component manufactures and is reimbursed for the related purchases.

8. Inventories:

Inventories consist of the following:

	Yen in millions
	March 31,
	2016	2017
Finished goods	1,323,477	1,552,823
Raw materials	367,079	413,049
Work in process	265,570	309,387
Supplies and other	105,385	113,358

Total	2,061,511	2,388,617

9. Vehicles and equipment on operating leases:

Vehicles and equipment on operating leases consist of the following:

	Yen in millions
	March 31,
	2016	2017
Vehicles	5,778,463	6,105,527
Equipment	12,836	13,096
Less - Deferred income and other	(138,677)	(152,044)

	5,652,622	5,966,579
Less - Accumulated depreciation	(1,133,785)	(1,263,774)
Less - Allowance for credit losses	(13,049)	(18,889)

Vehicles and equipment on operating leases, net	4,505,788	4,683,916

Rental income from vehicles and equipment on operating leases was ¥726,515 million, ¥891,733 million and ¥850,210 million for the years ended March 31, 2015, 2016 and 2017, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

Years ending March 31,	Yen in millions
2018	792,555
2019	528,657
2020	216,929
2021	44,847
2022	12,193
Thereafter	2,049

Total minimum future rentals	1,597,230

The future minimum rentals as shown above should not be considered indicative of future cash collections.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Allowance for doubtful accounts and credit losses:

The net changes in the allowance for doubtful accounts relating to trade accounts and notes receivable for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Yen in millions
	For the years ended March 31,
	2015	2016	2017
Allowance for doubtful accounts at beginning of year	47,518	50,410	94,853
Provision for doubtful accounts, net of reversal	(1,598)	69,029	6,519
Write-offs	(289)	(20,649)	(3,839)
Other	4,779	(3,937)	3,179

Allowance for doubtful accounts at end of year	50,410	94,853	100,712

“Other” includes the impact of currency translation adjustments for the years ended March 31, 2015, 2016 and 2017.

A portion of the allowance for doubtful accounts balance at March 31, 2016 and 2017 totaling ¥10,884 million and ¥50,602 million, respectively, is attributed to certain non-current receivable balances which are reported as “Other” assets in the consolidated balance sheets.

The net changes in the allowance for credit losses relating to finance receivables and vehicles and equipment on operating leases for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Yen in millions
	For the years ended March 31,
	2015	2016	2017
Allowance for credit losses at beginning of year	153,602	178,038	167,330
Provision for credit losses, net of reversal	80,567	90,236	92,147
Charge-offs	(84,310)	(102,948)	(99,550)
Recoveries	18,173	22,356	21,757
Other	10,006	(20,352)	(3,583)

Allowance for credit losses at end of year	178,038	167,330	178,101

“Other” primarily includes the impact of currency translation adjustments for the years ended March 31, 2015, 2016 and 2017.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The net changes in the allowance for credit losses above relating to retail receivables portfolio segment, finance lease receivables portfolio segment and wholesale and other dealer loan receivables portfolio segment for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Yen in millions
	For the year ended March 31, 2015
	Retail	Finance leases	Wholesale and other dealer loans
Allowance for credit losses at beginning of year	89,439	30,585	26,358
Provision for credit losses, net of reversal	70,129	(858)	2,531
Charge-offs	(71,403)	(2,568)	(603)
Recoveries	15,008	497	78
Other	6,143	1,647	1,689

Allowance for credit losses at end of year	109,316	29,303	30,053

	Yen in millions
	For the year ended March 31, 2016
	Retail	Finance leases	Wholesale and other dealer loans
Allowance for credit losses at beginning of year	109,316	29,303	30,053
Provision for credit losses, net of reversal	65,677	1,742	4,962
Charge-offs	(83,116)	(3,833)	(667)
Recoveries	18,999	380	230
Other	(12,023)	(2,992)	(3,750)

Allowance for credit losses at end of year	98,853	24,600	30,828

	Yen in millions
	For the year ended March 31, 2017
	Retail	Finance leases	Wholesale and other dealer loans
Allowance for credit losses at beginning of year	98,853	24,600	30,828
Provision for credit losses, net of reversal	67,433	1,657	854
Charge-offs	(78,114)	(2,007)	(324)
Recoveries	18,282	194	160
Other	(2,100)	(482)	(622)

Allowance for credit losses at end of year	104,354	23,962	30,896

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Affiliated companies and variable interest entities:

Investments in and transactions with affiliated companies -

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions
	March 31,
	2016	2017
Current assets	11,299,674	11,795,296
Noncurrent assets	10,961,889	11,003,432

Total assets	22,261,563	22,798,728

Current liabilities	7,414,894	7,419,176
Long-term liabilities and noncontrolling interests	5,509,745	5,423,938
Affiliated companies accounted for by the equity method shareholders’ equity	9,336,924	9,955,614

Total liabilities and shareholders’ equity	22,261,563	22,798,728

Toyota’s share of affiliated companies accounted for by the equity method shareholders’ equity	2,631,389	2,845,422

Number of affiliated companies accounted for by the equity method at end of period	54	54

	Yen in millions
	For the years ended March 31,
	2015	2016	2017
Net revenues	30,163,457	31,037,029	30,309,263

Gross profit	3,614,946	3,852,899	3,644,267

Net income attributable to affiliated companies accounted for by the equity method	966,133	957,742	1,099,080

Equity in earnings of affiliated companies attributable to Toyota Motor Corporation	308,545	329,099	362,060

Entities comprising a significant portion of Toyota’s investment in affiliated companies and percentage of ownership are presented below:

	Percentage of ownership
	March 31,
Name of affiliated companies	2016	2017
Denso Corporation	24.9%	24.9%
Toyota Industries Corporation	24.6%	24.9%
Aisin Seiki Co., Ltd.	23.3%	24.1%
Toyota Tsusho Corporation	22.0%	22.0%
Toyoda Gosei Co., Ltd.	43.0%	43.0%

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain affiliated companies accounted for by the equity method with carrying amounts of ¥1,950,661 million and ¥2,126,128 million at March 31, 2016 and 2017, respectively, were quoted on various established markets at an aggregate value of ¥2,470,588 million and ¥2,894,106 million, respectively. Toyota evaluated its investments in affiliated companies, considering the length of time and the extent to which the quoted market prices have been less than the carrying amounts, the financial condition and near-term prospects of the affiliated companies and Toyota’s ability and intent to retain those investments in the companies for a period of time. Toyota did not recognize any impairment loss for the years ended March 31, 2015, 2016 and 2017.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions
	March 31,
	2016	2017
Trade accounts and notes receivable, and other receivables	256,700	289,406
Accounts payable and other payables	676,415	691,173

	Yen in millions
	For the years ended March 31,
	2015	2016	2017
Net revenues	1,785,238	1,804,493	1,914,318
Purchases	5,065,613	4,359,854	5,357,682

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2015, 2016 and 2017 were ¥174,485 million, ¥186,212 million and ¥180,326 million, respectively.

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

Related to securitization transactions, ¥2,087,303 million and ¥2,092,311 million retail finance receivables, ¥290,873 million and ¥557,383 million vehicles on operating leases, ¥126,012 million and ¥151,943 million restricted cash and ¥1,903,189 million and ¥2,067,221 million secured debt were included in Toyota’s consolidated financial statements as of March 31, 2016 and 2017, respectively. The creditors of the VIEs do not have recourse to Toyota’s general credit with the exception of debts guaranteed by Toyota. Risks to which Toyota is exposed including credit, interest rate, and/or prepayment risks are not incremental compared with the situation before Toyota enters into securitization transactions.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota has variable interests in investment trusts that are VIEs due mainly to insufficient equity within the structure but determined that it was not the primary beneficiary due to lack of the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and, therefore, does not consolidate the VIEs. Investments in the trusts started from fiscal 2017 are held at fair value and are included in “Marketable securities and other securities investments” in the accompanying consolidated balance sheets. As of March 31, 2017, the maximum exposure to loss is limited to the carrying value of its investment in the trusts, which totaled ¥539,862 million. Toyota does not provide support that is not contractually required to the trusts.

As for VIEs other than those specified above, neither the aggregate size nor Toyota’s involvements are material to Toyota’s consolidated financial statements.

12. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2016 and 2017 consist of the following:

	Yen in millions
	March 31,
	2016	2017
Loans, principally from banks, with a weighted-average interest at March 31, 2016 and March 31, 2017 of 2.05% and of 1.86% per annum, respectively	1,068,417	1,125,324
Commercial paper with a weighted-average interest at March 31, 2016 and March 31, 2017 of 0.71% and of 1.08% per annum, respectively	3,629,717	3,828,358

	4,698,134	4,953,682

As of March 31, 2017, Toyota has unused short-term lines of credit amounting to ¥1,861,434 million of which ¥532,284 million related to commercial paper programs. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2016 and 2017 comprises the following:

	Yen in millions
	March 31,
	2016	2017
Unsecured loans, representing obligations principally to banks, due 2016 to 2035 in 2016 and due 2017 to 2036 in 2017 with a weighted-average interest at March 31, 2016 and March 31, 2017 of 2.24% and of 2.44% per annum, respectively	3,403,347	3,318,865
Secured loans, representing obligations principally to finance receivables securitization due 2016 to 2030 in 2016 and due 2017 to 2030 in 2017 with a weighted-average interest at March 31, 2016 and March 31, 2017 of 1.11% and of 1.43% per annum, respectively	1,909,830	2,080,362
Medium-term notes of consolidated subsidiaries, due 2016 to 2047 in 2016 and due 2017 to 2046 in 2017 with a weighted-average interest at March 31, 2016 and March 31, 2017 of 2.05% and of 2.12% per annum, respectively	6,409,141	6,923,511
Unsecured notes of parent company, due 2016 to 2024 in 2016 and due 2017 to 2036 in 2017 with a weighted-average interest at March 31, 2016 and March 31, 2017 of 1.43% and of 1.35% per annum, respectively	350,000	370,000
Unsecured notes of consolidated subsidiaries, due 2016 to 2031 in 2016 and due 2017 to 2032 in 2017 with a weighted-average interest at March 31, 2016 and March 31, 2017 of 2.30% and of 2.17% per annum, respectively	1,467,199	1,430,022
Secured notes of consolidated subsidiaries, due 2016 to 2019 in 2016 and due 2017 to 2020 in 2017 with a weighted-average interest at March 31, 2016 and March 31, 2017 of 8.58% and of 8.14% per annum, respectively	34,000	57,036
Long-term capital lease obligations, due 2016 to 2035 in 2016 and due 2017 to 2035 in 2017 with interest ranging from 0.23% to 14.73% per annum in 2016 and from 0.37% to 14.73% per annum in 2017	21,502	22,249

	13,595,019	14,202,045
Less - Current portion due within one year	(3,822,954)	(4,290,449)

	9,772,065	9,911,596

As of March 31, 2017, approximately 51%, 11%, 10%, 9% and 19% of long-term debt are denominated in U.S. dollars, Japanese yen, Australian dollars, euros and other currencies, respectively.

As of March 31, 2017, property, plant and equipment with a book value of ¥599,907 million and other assets aggregating ¥2,175,526 million were pledged as collateral mainly for certain debt obligations of subsidiaries. These other assets principally consist of securitized finance receivables.

The aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Years ending March 31,	Yen in millions
2018	4,290,449
2019	2,861,129
2020	2,658,721
2021	1,711,573
2022	1,581,938

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Standard agreements with certain banks include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. During the year ended March 31, 2017, Toyota has not received any significant requests from these banks.

As of March 31, 2017, Toyota has unused long-term lines of credit amounting to ¥7,197,426 million.

Interest expense during the years ended March 31, 2015, 2016 and 2017 were ¥347,030 million, ¥377,310 million and ¥352,691 million, respectively. Interest expense related to the financial services business is included in “Cost of financing operations” in the accompanying consolidated statements of income.

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

The net changes in liabilities for quality assurances above for the years ended March 31, 2015, 2016 and 2017 consist of the following:

	Yen in millions
	For the years ended March 31,
	2015	2016	2017
Liabilities for quality assurances at beginning of year	1,154,021	1,328,916	1,403,764
Payments made during year	(509,488)	(501,073)	(604,853)
Provision for quality assurances	686,006	636,719	919,086
Changes relating to pre-existing quality assurances	(25,619)	(39,225)	(24,147)
Other	23,996	(21,573)	3,088

Liabilities for quality assurances at end of year	1,328,916	1,403,764	1,696,938

“Other” primarily includes the impact of currency translation adjustments and the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the net changes in liabilities for recalls and other safety measures which are comprised in liabilities for quality assurances above for the years ended March 31, 2015, 2016 and 2017.

	Yen in millions
	For the years ended March 31,
	2015	2016	2017
Liabilities for recalls and other safety measures at beginning of year	680,475	755,050	925,475
Payments made during year	(357,447)	(347,861)	(444,416)
Provision for recalls and other safety measures	421,618	524,100	794,009
Other	10,404	(5,814)	132

Liabilities for recalls and other safety measures at end of year	755,050	925,475	1,275,200

14. Other payables:

Other payables are mainly related to purchases of property, plant and equipment and non-manufacturing purchases.

15. Income taxes:

The components of income before income taxes comprise the following:

	Yen in millions
	For the years ended March 31,
	2015	2016	2017
Income before income taxes:
Parent company and domestic subsidiaries	1,685,909	1,834,413	1,423,208
Foreign subsidiaries	1,206,919	1,148,968	770,617

	2,892,828	2,983,381	2,193,825

The provision for income taxes consists of the following:

	Yen in millions
	For the years ended March 31,
	2015	2016	2017
Current income tax expense:
Parent company and domestic subsidiaries	552,122	591,868	435,560
Foreign subsidiaries	368,234	253,512	246,639

Total current	920,356	845,380	682,199

Deferred income tax expense (benefit):
Parent company and domestic subsidiaries	(77,653)	(40,934)	(21,756)
Foreign subsidiaries	50,766	73,823	(31,543)

Total deferred	(26,887)	32,889	(53,299)

Total provision	893,469	878,269	628,900

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 35.2%, 32.9% and 31.1% for the years ended March 31, 2015, 2016 and 2017, respectively. The statutory tax rates in effect for the year in which the temporary differences are expected to reverse are used to calculate the tax effects of temporary differences which are expected to reverse in the future years. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the years ended March 31,
	2015	2016	2017
Statutory tax rate	35.2%	32.9%	31.1%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	1.5	0.3	0.4
Deferred tax liabilities on undistributed earnings of foreign subsidiaries	1.0	1.0	1.3
Deferred tax liabilities on undistributed earnings of affiliated companies accounted for by the equity method	2.5	2.4	3.3
Valuation allowance	(0.5)	(0.4)	(0.6)
Tax credits	(5.3)	(4.7)	(4.8)
The difference between the statutory tax rate in Japan and that of foreign subsidiaries	(2.4)	(1.3)	(1.9)
Unrecognized tax benefits adjustments	3.2	0.2	0.4
Revision to reduce deferred tax assets and liabilities at the fiscal year-end due to changes in tax rates	(1.9)	(0.5)	—
Other	(2.4)	(0.5)	(0.5)

Effective income tax rate	30.9%	29.4%	28.7%

“Unrecognized tax benefits adjustments” for the year ended March 31, 2015 reflects a charge for the settlement of a pre 2012 tax position in a foreign jurisdiction.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31,
	2016	2017
Deferred tax assets
Accrued pension and severance costs	283,713	219,465
Accrued expenses and liabilities for quality assurances	586,628	644,936
Other accrued employees’ compensation	116,420	114,752
Operating loss carryforwards for tax purposes	201,957	76,317
Allowance for doubtful accounts and credit losses	68,686	82,916
Property, plant and equipment and other assets	241,454	234,372
Other	275,023	335,992

Gross deferred tax assets	1,773,881	1,708,750
Less - Valuation allowance	(151,665)	(146,623)

Total deferred tax assets	1,622,216	1,562,127

Deferred tax liabilities
Unrealized gains on securities, net	(692,972)	(692,962)
Undistributed earnings of foreign subsidiaries	(30,112)	(28,544)
Undistributed earnings of affiliated companies accounted for by the equity method	(656,448)	(709,094)
Basis difference of acquired assets	(31,171)	(31,861)
Lease transactions	(1,073,518)	(973,000)
Other	(93,206)	(46,407)

Gross deferred tax liabilities	(2,577,427)	(2,481,868)

Net deferred tax liability	(955,211)	(919,741)

The deferred tax assets and liabilities above that comprise the net deferred tax liability are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31,
	2016	2017
Deferred tax assets
Deferred income taxes (Current assets)	967,607	—
Investments and other assets - Other	151,431	503,985
Deferred tax liabilities
Other current liabilities	(28,160)	—
Deferred income taxes (Long-term liabilities)	(2,046,089)	(1,423,726)

Net deferred tax liability	(955,211)	(919,741)

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

Operating loss carryforwards for tax purposes as of March 31, 2017 in Japan and foreign countries were ¥62,223 million and ¥184,364 million, respectively, and are available as an offset against future taxable income. The majority of these carryforwards in Japan and foreign countries expire in years 2018 to 2026 and expire in years 2018 to 2037, respectively. Tax credit carryforwards as of March 31, 2017 in Japan and foreign countries were ¥2,774 million and ¥32,073 million, respectively, and the majority of these carryforwards in Japan and foreign countries expire in years 2018 to 2020 and expire in years 2018 to 2037, respectively.

The valuation allowance mainly relates to deferred tax assets of operating loss and foreign tax credit carryforwards for tax purposes that are not more-likely-than-not to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2015, 2016 and 2017 consist of the following:

	Yen in millions
	For the years ended March 31,
	2015	2016	2017
Valuation allowance at beginning of year	189,894	169,811	151,665
Additions	34,485	33,243	27,147
Deductions	(50,247)	(43,723)	(37,891)
Other	(4,321)	(7,666)	5,702

Valuation allowance at end of year	169,811	151,665	146,623

“Other” includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments during the years ended March 31, 2015, 2016 and 2017.

Because management intends to reinvest undistributed earnings of foreign subsidiaries to the extent not expected to be remitted in the foreseeable future, management has made no provision for income taxes on those undistributed earnings aggregating ¥3,454,027 million as of March 31, 2017. Toyota estimates an additional tax provision of ¥129,885 million would be required if the full amount of those undistributed earnings were remitted.

A summary of the gross unrecognized tax benefits changes for the years ended March 31, 2015, 2016 and 2017 is as follows:

	Yen in millions
	For the years ended March 31,
	2015	2016	2017
Balance at beginning of year	19,393	13,644	19,250
Additions based on tax positions related to the current year	593	1,001	8,187
Additions for tax positions of prior years	94,852	6,378	6,076
Reductions for tax positions of prior years	(4,015)	(77)	(5,593)
Reductions for tax positions related to lapse of statute of limitations	(58)	(7)	(9)
Reductions for settlements	(98,929)	(427)	(6,317)
Other	1,808	(1,262)	(41)

Balance at end of year	13,644	19,250	21,553

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was not material at March 31, 2015, 2016 and 2017, respectively. Toyota does not believe it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

Interest and penalties related to income tax liabilities are included in “Other income (loss), net”. The amounts of interest and penalties accrued as of and recognized for the years ended March 31, 2015, 2016 and 2017, were not material.

Toyota remains subject to income tax examination for the tax returns related to the years beginning on and after April 1, 2010 and April 1, 2002, with various tax jurisdictions in Japan and foreign countries, respectively.

16. Class Shares:

TMC issued First Series Model AA Class Shares (the “Model AA Class Shares”) on July 24, 2015. Presented below is additional information regarding the Model AA Class Shares:

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

Unpaid dividends included in mezzanine equity as of March 31, 2016 and 2017 were ¥1,224 million and ¥2,473 million, respectively.

The difference between the issuance amount and initial carrying amount of the mezzanine equity is adjusted for accretion of the mezzanine equity over a period of time from the issuance date until the Class Shares can first be redeemed.

17. Shareholders’ equity:

Changes in the number of shares of common stock issued have resulted from the following:

	For the years ended March 31,
	2015	2016	2017
Common stock issued
Balance at beginning of year	3,447,997,492	3,417,997,492	3,337,997,492
Issuance during the year	—	—	—
Purchase and retirement	(30,000,000)	(80,000,000)	(75,000,000)

Balance at end of year	3,417,997,492	3,337,997,492	3,262,997,492

The Companies Act provides that an amount equal to 10% of distributions from surplus paid by the parent company and its Japanese subsidiaries be appropriated as a capital reserve or a retained earnings reserve. No further appropriations are required when the total amount of the capital reserve and the retained earnings reserve reaches 25% of stated capital.

The retained earnings reserve included in retained earnings as of March 31, 2016 and 2017 were ¥182,518 million and ¥190,227 million, respectively. The Companies Act provides that the retained earnings reserve of the parent company and its Japanese subsidiaries is restricted and unable to be used for dividend payments, and is excluded from the calculation of the profit available for dividend.

The amounts of statutory retained earnings of the parent company available for dividend payments to shareholders were ¥7,964,099 million and ¥8,470,887 million as of March 31, 2016 and 2017, respectively. In accordance with customary practice in Japan, the distributions from surplus are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings at March 31, 2017 include amounts representing year-end cash dividends of ¥327,219 million, ¥110 per common share, which were resolved at the Meeting of the Board of Directors held on May 10, 2017.

Retained earnings at March 31, 2017 include ¥2,160,108 million relating to equity in undistributed earnings of affiliated companies accounted for by the equity method.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The repurchase, reissuance and retirement of treasury stock for the years ended March 31, 2015, 2016 and 2017 are as follows:

For the year ended March 31, 2015

Repurchase of treasury stock

Reason for repurchasing treasury stock -

The repurchase was made to avoid the dilution of common share value triggered by the reissuance of treasury stock described below, and to promote capital efficiency and agile capital policy in view of the business environment.

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

For the year ended March 31, 2017

Repurchase of treasury stock

Reason for repurchasing treasury stock -

The repurchase was made to return capital to shareholders in addition to promoting capital efficiency and agile capital policy in view of the business environment.

Details of matters relating to repurchase -

Number of common shares repurchased	116,555,700 shares
Total purchase price for repurchase of shares	¥699,986 million

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reissuance of treasury stock

Reason for reissuing treasury stock and details of matters relating to reissuance -

On August 1, 2016, the parent company implemented share exchange as a result of which the parent company became a wholly owning parent company and Daihatsu Motor Co., Ltd. (“Daihatsu”) became a wholly owned subsidiary, and the parent company acquired additional shares of Daihatsu. As a result of this share exchange, the parent company issued 52,856,096 shares of treasury stock, treasury stock decreased by ¥283,561 million and gains on disposal of treasury stock occurred in the amount of ¥27,972 million. As a result, additional paid-in capital increased by ¥27,972 million. As a result of acquiring additional shares of Daihatsu, additional paid-in capital, noncontrolling interests and accumulated other comprehensive income (loss) decreased by ¥53,742 million, ¥255,565 million and ¥2,226 million, respectively.

Retirement of treasury stock

Reason for retiring treasury stock -

The retirement was made to relieve concerns regarding the dilution of common share value due to reissuance of treasury stock in the future.

Details of matters relating to retirement -

Number of common shares retired	75,000,000 shares

The amount on retirement of treasury stock was treated as a reduction in additional paid-in capital and retained earnings. As a result, treasury stock, additional paid-in capital and retained earnings decreased by ¥407,383 million, ¥27,374 million and ¥380,009 million, respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Accumulated other comprehensive income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
Balance at March 31, 2014	(516,538)	1,160,563	(115,864)	528,161
Other comprehensive income (loss) before reclassifications, net of taxes of ¥(8,742) million, ¥(309,767) million, ¥2,853 million and ¥(315,656) million	404,352	596,417	621	1,001,390
Reclassifications, net of taxes of ¥— million, ¥11,013 million, ¥(2,153) million and ¥8,860 million	—	(18,714)	3,695	(15,019)

Other comprehensive income (loss), net of tax	404,352	577,703	4,316	986,371
Less - Other comprehensive income attributable to noncontrolling interests	(23,904)	(10,701)	(2,382)	(36,987)

Balance at March 31, 2015	(136,090)	1,727,565	(113,930)	1,477,545
Other comprehensive income (loss) before reclassifications, net of taxes of ¥10,719 million, ¥130,092 million, ¥93,210 million and ¥234,021 million	(423,404)	(291,681)	(214,600)	(929,685)
Reclassifications, net of taxes of ¥— million, ¥9,832 million, ¥(3,318) million and ¥6,514 million	28,052	(20,511)	5,419	12,960

Other comprehensive income (loss), net of tax	(395,352)	(312,192)	(209,181)	(916,725)
Less - Other comprehensive income attributable to noncontrolling interests	32,387	9,572	7,989	49,948

Balance at March 31, 2016	(499,055)	1,424,945	(315,122)	610,768
Other comprehensive income (loss) before reclassifications, net of taxes of ¥9,240 million, ¥(9,048) million, ¥(40,099) million and ¥(39,907) million	(57,926)	41,134	82,939	66,147
Reclassifications, net of taxes of ¥— million, ¥23,275 million, ¥(5,255) million and ¥18,020 million	—	(36,855)	10,373	(26,482)

Other comprehensive income (loss), net of tax	(57,926)	4,279	93,312	39,665
Less - Other comprehensive income attributable to noncontrolling interests	5,499	(12,281)	(503)	(7,285)
Equity transaction with noncontrolling interests and other	(8,626)	9,060	(2,660)	(2,226)

Balance at March 31, 2017	(560,108)	1,426,003	(224,973)	640,922

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications for the years ended March 31, 2015, 2016 and 2017 consist of the following:

	Yen in millions
	For the years ended March 31,			Affected line items in the consolidated statements of income
	2015	2016	2017
Foreign currency translation adjustments:
	—	28,052	—	Other income (loss), net

	—	28,052	—	Income before income taxes and equity in earnings of affiliated companies

	—	28,052	—	Net income

Unrealized gains (losses) on securities:
	(7,727)	(779)	(24,553)	Financing operations
	(14,552)	(27,275)	(3,572)	Foreign exchange gain (loss), net
	(7,446)	(6,185)	(31,685)	Other income (loss), net

	(29,725)	(34,239)	(59,810)	Income before income taxes and equity in earnings of affiliated companies
	11,013	9,832	23,275	Provision for income taxes
	(2)	3,896	(320)	Equity in earnings of affiliated companies

	(18,714)	(20,511)	(36,855)	Net income

Pension liability adjustments:
Recognized net actuarial loss	10,194	12,971	19,432	*1
Amortization of prior service costs	(4,346)	(4,234)	(3,804)	*1

	5,848	8,737	15,628	Income before income taxes and equity in earnings of affiliated companies
	(2,153)	(3,318)	(5,255)	Provision for income taxes

	3,695	5,419	10,373	Net income

Total reclassifications, net of tax	(15,019)	12,960	(26,482)

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost. See note 20 to the consolidated financial statements for additional information.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There were no stock-based compensation expenses for stock options as selling, general and administrative expenses for the years ended March 31, 2015, 2016 and 2017, respectively.

The following table summarizes Toyota’s stock option activity:

		Yen		Yen in millions
	Number of shares	Weighted- average exercise price	Weighted- average remaining contractual life in years	Aggregate intrinsic value
Options outstanding at March 31, 2014	7,330,900	4,965	2.52	8,646
Granted	—	—
Exercised	(2,603,900)	4,834
Canceled	(1,223,500)	6,200

Options outstanding at March 31, 2015	3,503,500	4,632	2.05	13,143
Granted	—	—
Exercised	(936,400)	5,049
Canceled	(473,600)	6,917

Options outstanding at March 31, 2016	2,093,500	3,858	1.56	4,384

Granted	—	—
Exercised	(785,600)	4,006
Canceled	(115,600)	4,682

Options outstanding at March 31, 2017	1,192,300	3,682	0.80	2,813

Options exercisable at March 31, 2015	3,503,500	4,632	2.05	13,143
Options exercisable at March 31, 2016	2,093,500	3,858	1.56	4,384
Options exercisable at March 31, 2017	1,192,300	3,682	0.80	2,813

The total intrinsic value of options exercised for the years ended March 31, 2015, 2016 and 2017 was ¥5,313 million, ¥2,236 million and ¥1,632 million, respectively.

Cash received from the exercise of stock options for the years ended March 31, 2015, 2016 and 2017 was ¥12,501 million, ¥4,728 million and ¥3,147 million, respectively.

The following table summarizes information for options outstanding and options exercisable at March 31, 2017:

	Outstanding			Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price
Yen		Yen	Years		Yen
3,153 – 4,154	1,192,300	3,682	0.80	1,192,300	3,682

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information regarding Toyota’s defined benefit plans is as follows:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2016	2017	2016	2017
Change in benefit obligation
Benefit obligation at beginning of year	1,721,225	1,912,156	976,930	963,255
Service cost	78,611	89,443	47,544	41,733
Interest cost	17,509	8,800	40,340	35,593
Plan participants’ contributions	898	923	404	436
Plan amendments	(489)	(21)	(573)	(996)
Net actuarial (gain) loss	160,983	(45,783)	(22,332)	22,220
Acquisition and other	(138)	30,622	(63,107)	(18,778)
Benefits paid	(66,443)	(65,642)	(15,951)	(17,439)

Benefit obligation at end of year	1,912,156	1,930,498	963,255	1,026,024

Change in plan assets
Fair value of plan assets at beginning of year	1,447,802	1,369,236	713,528	692,801
Actual return on plan assets	(94,669)	81,600	11,042	74,760
Acquisition and other	(88)	30,266	(45,801)	(11,960)
Employer contributions	53,060	39,692	25,612	15,925
Plan participants’ contributions	898	923	404	436
Benefits paid	(37,767)	(37,828)	(11,984)	(13,656)

Fair value of plan assets at end of year	1,369,236	1,483,889	692,801	758,306

Funded status	542,920	446,609	270,454	267,718

Amounts recognized in the consolidated balance sheets as of March 31, 2016 and 2017 are comprised of the following:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2016	2017	2016	2017
Accrued expenses (Accrued pension and severance costs)	29,023	28,265	3,161	2,936
Accrued pension and severance costs	632,340	633,774	272,571	271,296
Investments and other assets - Other (Prepaid pension and severance costs)	(118,443)	(215,430)	(5,278)	(6,514)

Net amount recognized	542,920	446,609	270,454	267,718

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts recognized in accumulated other comprehensive income (loss) as of March 31, 2016 and 2017 are comprised of the following:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2016	2017	2016	2017
Net actuarial loss	(395,686)	(288,126)	(137,443)	(116,700)
Prior service costs	39,699	36,980	(3,491)	(2,151)
Net transition obligation	—	—	—	—

Net amount recognized	(355,987)	(251,146)	(140,934)	(118,851)

The accumulated benefit obligation for all defined benefit pension plans was ¥1,852,556 million and ¥1,874,424 million in Japanese plans, ¥892,154 million and ¥957,217 million in Foreign plans at March 31, 2016 and 2017, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2016	2017	2016	2017
Projected benefit obligation	892,078	892,684	311,256	445,482
Accumulated benefit obligation	863,593	866,566	300,026	426,201
Fair value of plan assets	242,096	242,488	66,183	178,357

Components of the net periodic pension cost are as follows:

	Yen in millions
	For the years ended March 31,
	Japanese plans			Foreign plans
	2015	2016	2017	2015	2016	2017
Service cost	73,256	78,611	89,443	41,147	47,544	41,733
Interest cost	21,746	17,509	8,800	37,993	40,340	35,593
Expected return on plan assets	(31,255)	(35,012)	(33,524)	(40,784)	(44,616)	(38,893)
Amortization of prior service costs	(4,723)	(4,669)	(4,148)	377	435	344
Recognized net actuarial loss	7,302	5,850	14,298	2,892	7,121	5,134
Amortization of net transition obligation	—	—	—	—	—	—

Net periodic pension cost	66,326	62,289	74,869	41,625	50,824	43,911

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) are as follows:

	Yen in millions
	For the years ended March 31,
	Japanese plans			Foreign plans
	2015	2016	2017	2015	2016	2017
Net actuarial gain (loss)	130,455	(290,664)	93,859	(97,772)	(11,242)	13,647
Recognized net actuarial loss	7,302	5,850	14,298	2,892	7,121	5,134
Prior service costs	381	489	21	(3,217)	573	996
Amortization of prior service costs	(4,723)	(4,669)	(4,148)	377	435	344
Amortization of net transition obligation	—	—	—	—	—	—
Other	46	76	811	7,564	272	1,962

Total recognized in other comprehensive income (loss)	133,461	(288,918)	104,841	(90,156)	(2,841)	22,083

“Other” includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments during the years ended March 31, 2015, 2016 and 2017.

The estimated prior service costs and net actuarial loss that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost during the year ending March 31, 2018 are ¥(4,100) million and ¥7,800 million in Japanese plans, ¥300 million and ¥5,200 million in Foreign plans, respectively.

Weighted-average assumptions used to determine benefit obligations as of March 31, 2016 and 2017 are as follows:

	March 31,
	Japanese plans		Foreign plans
	2016	2017	2016	2017
Discount rate	0.5%	0.7%	4.2%	4.0%
Rate of compensation increase	2.7%	2.9%	3.9%	3.8%

As of March 31, 2016 and 2017, the parent company and certain subsidiaries in Japan employ “point” based retirement benefit plans and do not use the rates of compensation increase to determine benefit obligations.

Weighted-average assumptions used to determine net periodic pension cost for the years ended March 31, 2015, 2016 and 2017 are as follows:

	For the years ended March 31,
	Japanese plans			Foreign plans
	2015	2016	2017	2015	2016	2017
Discount rate	1.4%	1.1%	0.5%	4.8%	4.0%	4.2%
Expected return on plan assets	2.5%	2.5%	2.4%	6.7%	6.3%	6.1%
Rate of compensation increase	2.1%	2.5%	2.7%	4.5%	4.4%	3.9%

During the years ended March 31, 2015, 2016 and 2017, the parent company and certain subsidiaries in Japan employ “point” based retirement benefit plans and do not use the rates of compensation increase to determine net periodic pension cost.

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

Toyota’s policy and objective for plan asset management is to maximize returns on plan assets to meet future benefit payment requirements under risks which Toyota considers permissible. Asset allocations under the plan asset management are determined based on plan asset management policies of each plan which are established to achieve the optimized asset compositions in terms of the long-term overall plan asset management. In Japanese plans, excepting equity securities contributed by Toyota, approximately 40% of the plan assets is invested in equity securities, approximately 30% is invested in debt securities, and the rest of them is invested in insurance contracts and other products. In Foreign plans, excepting equity securities contributed by Toyota, approximately 60% of the plan assets is invested in equity securities, approximately 25% is invested in debt securities, and the rest of them is invested in other products. When actual allocations are not in line with target allocations, Toyota rebalances its investments in accordance with the policies. Prior to making individual investments, Toyota performs in-depth assessments of corresponding factors including category of products, industry type, currencies and liquidity of each potential investment under consideration to mitigate concentrations of risks such as market risk and foreign currency exchange rate risk. To assess performance of the investments, Toyota establishes bench mark return rates for each individual investment, combines these individual bench mark rates based on the asset composition ratios within each asset category, and compares the combined rates with the corresponding actual return rates on each asset category.

The following table summarizes the fair value of classes of plan assets as of March 31, 2016 and 2017. See note 27 to the consolidated financial statements for three levels of input which are used to measure fair value.

Japanese plans

	Yen in millions
	March 31, 2016
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	500,990	—	—	500,990
Commingled funds	—	168,297	—	168,297

	500,990	168,297	—	669,287

Debt securities
Government bonds	90,330	—	—	90,330
Commingled funds	—	249,565	—	249,565
Other	—	33,362	146	33,508

	90,330	282,927	146	373,403

Insurance contracts	—	198,074	—	198,074
Other	39,232	32,320	2,518	74,070
Investments measured at net asset value	—	—	—	54,402

Total	630,552	681,618	2,664	1,369,236

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2017
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	585,052	—	—	585,052
Commingled funds	—	180,835	—	180,835

	585,052	180,835	—	765,887

Debt securities
Government bonds	87,958	—	—	87,958
Commingled funds	—	248,498	—	248,498
Other	—	39,754	81	39,835

	87,958	288,252	81	376,291

Insurance contracts	—	199,779	—	199,779
Other	42,083	34,131	496	76,710
Investments measured at net asset value	—	—	—	65,222

Total	715,093	702,997	577	1,483,889

Foreign plans

	Yen in millions
	March 31, 2016
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	201,967	—	—	201,967
Commingled funds	—	111,547	—	111,547

	201,967	111,547	—	313,514

Debt securities
Government bonds	75,222	—	—	75,222
Commingled funds	—	25,560	—	25,560
Other	—	47,583	—	47,583

	75,222	73,143	—	148,365

Insurance contracts	—	—	—	—
Other	12,566	15,308	30,758	58,632
Investments measured at net asset value	—	—	—	172,290

Total	289,755	199,998	30,758	692,801

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2017
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	207,036	—	—	207,036
Commingled funds	—	152,104	—	152,104

	207,036	152,104	—	359,140

Debt securities
Government bonds	76,730	—	—	76,730
Commingled funds	—	36,430	—	36,430
Other	—	33,430	—	33,430

	76,730	69,860	—	146,590

Insurance contracts	—	—	—	—
Other	13,533	13,851	30,903	58,287
Investments measured at net asset value	—	—	—	194,289

Total	297,299	235,815	30,903	758,306

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

The following is description of the assets, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Quoted market prices for identical securities are used to measure fair value of common stocks. Japanese stocks and foreign stocks represent 75% and 25% (as of March 31, 2016) and 74% and 26% (as of March 31, 2017) of common stocks, respectively, in Japanese plans. Common stocks include mainly foreign stocks as of March 31, 2016 and 2017 in Foreign plans.

Quoted market prices for identical securities are used to measure fair value of government bonds. Japanese government bonds and foreign government bonds represent 27% and 73% (as of March 31, 2016) and 28% and 72% (as of March 31, 2017) of government bonds, respectively, in Japanese plans. Government bonds include mainly foreign government bonds as of March 31, 2016 and 2017 in Foreign plans.

Commingled funds are beneficial interests of collective trust. The fair values of commingled funds are measured using the net asset value (“NAV”) provided by the administrator of the fund, and are categorized by the ability to redeem investments by the NAV.

The fair values of insurance contracts are measured using contracted amount with accrued interest.

“Other” consists of cash equivalents, other private placement investment funds and other assets. The fair values of other private placement investment funds are measured using the NAV provided by the administrator of the fund, and are categorized by the ability to redeem investments by the NAV.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables summarize the changes in Level 3 plan assets measured at fair value for the years ended March 31, 2015, 2016 and 2017:

Japanese plans

	Yen in millions
	For the years ended March 31,
	2015			2016			2017
	Debt securities	Other	Total	Debt securities	Other	Total	Debt securities	Other	Total
Balance at beginning of year	322	1,000	1,322	233	1,018	1,251	146	2,518	2,664
Actual return on plan assets	2	19	21	1	(3)	(2)	—	(11)	(11)
Purchases, sales and settlements	(91)	(1)	(92)	(88)	1,503	1,415	(65)	(2,011)	(2,076)
Other	—	—	—	—	—	—	—	—	—

Balance at end of year	233	1,018	1,251	146	2,518	2,664	81	496	577

Foreign plans

	Yen in millions
	For the years ended March 31,
	2015	2016	2017
	Other	Other	Other
Balance at beginning of year	14,465	17,511	30,758
Actual return on plan assets	2,510	1,966	279
Purchases, sales and settlements	(1,889)	12,372	—
Other	2,425	(1,091)	(134)

Balance at end of year	17,511	30,758	30,903

Toyota expects to contribute ¥39,847 million in Japanese plans and ¥16,020 million in Foreign plans to its pension plans in the year ending March 31, 2018.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Yen in millions
Years ending March 31,	Japanese plans	Foreign plans
2018	70,632	35,383
2019	76,238	19,714
2020	77,000	20,799
2021	77,898	22,019
2022	81,342	23,424
from 2023 to 2027	428,947	139,702

Total	812,057	261,041

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

For the years ended March 31, 2015, 2016 and 2017, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2016 and 2017:

	Yen in millions
	March 31,
	2016	2017
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	—	—
Investments and other assets - Other	4,371	662

Total	4,371	662

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	96,996	61,946
Investments and other assets - Other	230,726	168,292

Total	327,722	230,238

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	34,290	12,357
Investments and other assets - Other	428	164

Total	34,718	12,521

Total derivative assets	366,811	243,421
Counterparty netting	(116,174)	(84,883)
Collateral received	(65,810)	(60,021)

Carrying value of derivative assets	184,827	98,517

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	—	(64)
Other long-term liabilities	—	—

Total	—	(64)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(42,404)	(67,091)
Other long-term liabilities	(180,716)	(158,383)

Total	(223,120)	(225,474)

Foreign exchange forward and option contracts
Other current liabilities	(21,167)	(19,919)
Other long-term liabilities	—	—

Total	(21,167)	(19,919)

Total derivative liabilities	(244,287)	(245,457)
Counterparty netting	116,174	84,883
Collateral posted	94,953	122,231

Carrying value of derivative liabilities	(33,160)	(38,343)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2016 and 2017:

	Yen in millions
	March 31,
	2016		2017
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	41,016	18,312,359	40,837	19,459,677
Foreign exchange forward and option contracts	—	2,742,102	—	2,772,741

Total	41,016	21,054,461	40,837	22,232,418

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the years ended March 31, 2015, 2016 and 2017:

	Yen in millions
	For the years ended March 31,
	2015		2016		2017
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(15,488)	15,595	(133)	122	(339)	1,212

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	(57,015)		119,096		(61,884)
Foreign exchange gain (loss), net	6,459		(379)		12,516
Foreign exchange forward and option contracts
Cost of financing operations	31,738		(16,363)		2,614
Foreign exchange gain (loss), net	(4,108)		115,256		81,614

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

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of March 31, 2017 is ¥5,656 million. The aggregate fair value amount of assets that are already posted as cash collateral as of March 31, 2017 is ¥113,648 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥5,656 million as of March 31, 2017.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2017
		Estimated fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Assets (Liabilities)
Cash and cash equivalents	2,995,075	2,103,469	891,606	—	2,995,075
Time deposits	1,082,654	—	1,082,654	—	1,082,654
Total finance receivables, net	14,064,660	—	—	14,226,440	14,226,440
Other receivables	436,867	—	—	436,867	436,867
Short-term borrowings	(4,953,682)	—	(4,953,682)	—	(4,953,682)
Long-term debt including the current portion	(14,179,796)	—	(12,241,617)	(2,065,884)	(14,307,501)

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

An analysis of leased assets under capital leases is as follows:

	Yen in millions
	March 31,
	2016	2017
Class of property
Building	18,411	18,775
Machinery and equipment	29,087	29,630
Less - Accumulated depreciation	(27,738)	(28,703)

	19,760	19,702

Amortization expenses under capital leases for the years ended March 31, 2015, 2016 and 2017 were ¥4,348 million, ¥4,801 million and ¥4,586 million, respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2017 are as follows:

Years ending March 31,	Yen in millions
2018	5,544
2019	4,824
2020	2,674
2021	1,978
2022	1,852
Thereafter	11,178

Total minimum lease payments	28,050
Less - Amount representing interest	(5,801)

Present value of net minimum lease payments	22,249
Less - Current obligations	(4,643)

Long-term capital lease obligations	17,606

Rental expenses under operating leases for the years ended March 31, 2015, 2016 and 2017 were ¥98,479 million, ¥101,932 million and ¥92,321 million, respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2017 are as follows:

Years ending March 31,	Yen in millions
2018	16,107
2019	12,154
2020	9,444
2021	7,842
2022	7,239
Thereafter	27,729

Total minimum future rentals	80,515

24. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments -

Commitments outstanding as of March 31, 2017 for the purchase of property, plant and equipment, other assets and services totaled ¥337,498 million.

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and as of March 31, 2017, range from 1 month to 35 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of March 31, 2017 is ¥2,596,443 million. Liabilities for guarantees totaling ¥6,360 million have been provided as of March 31, 2017. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the consolidated actions are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP process to plaintiffs in other consolidated actions and in individual cases, as well.

Toyota has been named as a defendant in 33 economic loss class action lawsuits in the United States, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. Toyota has reached a settlement with the plaintiffs in the United States economic loss class actions. Court approval is being sought for the settlement. Toyota and other automakers have also been named in certain class actions filed in Mexico and Canada, as well as some other actions by states or territories of the United States. Those actions have not been settled and are being litigated.

Toyota has received a request for information from the SDNY related to statements concerning one or more reported injuries sustained in Toyota vehicles following deployments of Takata airbags. Toyota has cooperated with the request.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following tables present certain information regarding Toyota’s industry or geographic segments and overseas revenues by destination as of and for the years ended March 31, 2015, 2016 and 2017.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2017:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	25,032,229	1,783,697	781,267	—	27,597,193
Inter-segment sales and transfers	49,618	39,903	539,785	(629,306)	—

Total	25,081,847	1,823,600	1,321,052	(629,306)	27,597,193
Operating expenses	23,388,874	1,601,172	1,239,725	(626,950)	25,602,821

Operating income	1,692,973	222,428	81,327	(2,356)	1,994,372

Assets	16,156,496	22,507,613	2,170,498	7,915,579	48,750,186
Investment in equity method investees	2,745,437	9,792	—	90,193	2,845,422
Depreciation expenses	912,797	671,155	26,998	—	1,610,950
Capital expenditure	1,293,564	2,182,149	53,710	12,014	3,541,437

Geographic information -

As of and for the year ended March 31, 2015:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	8,338,881	9,430,450	2,690,803	4,531,178	2,243,209	—	27,234,521
Inter-segment sales and transfers	6,064,986	247,146	157,491	450,062	206,029	(7,125,714)	—

Total	14,403,867	9,677,596	2,848,294	4,981,240	2,449,238	(7,125,714)	27,234,521
Operating expenses	12,832,391	9,093,077	2,767,176	4,559,458	2,337,729	(7,105,874)	24,483,957

Operating income	1,571,476	584,519	81,118	421,782	111,509	(19,840)	2,750,564

Assets	14,466,432	16,961,700	2,640,054	4,753,850	2,903,474	6,004,320	47,729,830
Long-lived assets	3,062,463	4,632,536	301,736	874,207	424,777	—	9,295,719

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2016:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	8,588,437	10,822,772	2,507,292	4,475,623	2,008,994	—	28,403,118
Inter-segment sales and transfers	6,171,051	229,198	154,039	528,236	201,220	(7,283,744)	—

Total	14,759,488	11,051,970	2,661,331	5,003,859	2,210,214	(7,283,744)	28,403,118
Operating expenses	13,081,966	10,523,151	2,588,915	4,554,670	2,101,305	(7,300,860)	25,549,147

Operating income	1,677,522	528,819	72,416	449,189	108,909	17,116	2,853,971

Assets	14,291,434	16,622,979	2,612,210	4,415,700	2,579,113	6,906,161	47,427,597
Long-lived assets	3,210,376	4,958,989	309,657	869,989	391,406	—	9,740,417

As of and for the year ended March 31, 2017:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	8,798,903	10,033,419	2,517,601	4,279,617	1,967,653	—	27,597,193
Inter-segment sales and transfers	6,031,965	205,672	163,438	540,204	193,421	(7,134,700)	—

Total	14,830,868	10,239,091	2,681,039	4,819,821	2,161,074	(7,134,700)	27,597,193
Operating expenses	13,628,623	9,927,897	2,693,283	4,384,642	2,102,380	(7,134,004)	25,602,821

Operating income (loss)	1,202,245	311,194	(12,244)	435,179	58,694	(696)	1,994,372

Assets	14,791,969	17,365,237	2,846,469	4,486,021	2,819,935	6,440,555	48,750,186
Long-lived assets	3,376,157	5,274,928	313,182	828,619	404,223	—	10,197,109

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

There are no any individually material countries with respect to revenues, and long-lived assets included in other foreign countries.

Unallocated amounts included in assets represent assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were ¥8,742,168 million, ¥9,369,868 million and ¥9,177,953 million, as of March 31, 2015, 2016 and 2017, respectively.

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

	Yen in millions
	For the years ended March 31,
	2015	2016	2017
North America	9,405,305	10,797,304	10,054,431
Europe	2,555,368	2,323,399	2,341,364
Asia	4,231,077	4,292,800	4,414,236
Other	4,947,169	4,724,784	3,923,621

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain financial statements data on non-financial services and financial services businesses -

The financial data below presents separately Toyota’s non-financial services and financial services businesses.

Balance sheets -

	Yen in millions
	March 31,
	2016	2017
Assets
Non-Financial Services Businesses
Current assets
Cash and cash equivalents	2,318,152	2,257,064
Marketable securities	1,210,427	1,439,944
Trade accounts and notes receivable, less allowance for doubtful accounts	2,089,216	2,191,594
Inventories	2,061,113	2,388,394
Prepaid expenses and other current assets	3,341,150	1,988,016

Total current assets	11,020,058	10,265,012

Investments and other assets	10,204,760	11,276,128
Property, plant and equipment	5,426,247	5,700,818

Total Non-Financial Services Businesses assets	26,651,065	27,241,958

Financial Services Business
Current assets
Cash and cash equivalents	621,276	738,011
Marketable securities	300,962	381,654
Finance receivables, net	5,912,684	6,196,649
Prepaid expenses and other current assets	895,257	831,924

Total current assets	7,730,179	8,148,238

Noncurrent finance receivables, net	8,642,947	9,012,222
Investments and other assets	1,021,714	850,862
Property, plant and equipment	4,314,170	4,496,291

Total Financial Services Business assets	21,709,010	22,507,613

Eliminations	(932,478)	(999,385)

Total assets	47,427,597	48,750,186

Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31,
	2016	2017
Liabilities
Non-Financial Services Businesses
Current liabilities
Short-term borrowings	586,685	669,947
Current portion of long-term debt	117,484	196,227
Accounts payable	2,356,355	2,540,078
Accrued expenses	2,640,128	3,038,218
Income taxes payable	334,490	203,101
Other current liabilities	1,527,024	1,512,662

Total current liabilities	7,562,166	8,160,233

Long-term liabilities
Long-term debt	584,793	590,366
Accrued pension and severance costs	891,405	890,684
Other long-term liabilities	1,690,460	1,206,427

Total long-term liabilities	3,166,658	2,687,477

Total Non-Financial Services Businesses liabilities	10,728,824	10,847,710

Financial Services Business
Current liabilities
Short-term borrowings	4,418,483	4,605,389
Current portion of long-term debt	3,715,195	4,129,005
Accounts payable	40,094	33,283
Accrued expenses	109,246	117,773
Income taxes payable	8,835	20,473
Other current liabilities	814,298	833,813

Total current liabilities	9,106,151	9,739,736

Long-term liabilities
Long-term debt	9,343,632	9,491,504
Accrued pension and severance costs	13,506	14,386
Other long-term liabilities	1,081,789	987,289

Total long-term liabilities	10,438,927	10,493,179

Total Financial Services Business liabilities	19,545,078	20,232,915

Eliminations	(934,491)	(999,392)

Total liabilities	29,339,411	30,081,233

Mezzanine equity	479,779	485,877

Total Toyota Motor Corporation shareholders’ equity	16,746,935	17,514,812

Noncontrolling interests	861,472	668,264

Total shareholders’ equity	17,608,407	18,183,076

Total liabilities,mezzanine equity and shareholders’ equity	47,427,597	48,750,186

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of income -

	Yen in millions
	For the years ended March 31,
	2015	2016	2017
Non-Financial Services Businesses
Net revenues	25,643,508	26,581,102	25,845,453

Costs and expenses
Cost of revenues	20,933,168	21,474,386	21,557,194
Selling, general and administrative	2,319,262	2,589,082	2,511,647

Total costs and expenses	23,252,430	24,063,468	24,068,841

Operating income	2,391,078	2,517,634	1,776,612

Other income (expense), net	136,797	117,930	200,370

Income before income taxes and equity in earnings of affiliated companies	2,527,875	2,635,564	1,976,982

Provision for income taxes	763,445	752,248	562,452
Equity in earnings of affiliated companies	306,749	327,167	360,130

Net income	2,071,179	2,210,483	1,774,660

Less - Net income attributable to noncontrolling interests	(130,172)	(117,544)	(89,337)

Net income attributable to Toyota Motor Corporation - Non-Financial Services Businesses	1,941,007	2,092,939	1,685,323

Financial Services Business
Net revenues	1,661,149	1,896,224	1,823,600

Costs and expenses
Cost of revenues	955,380	1,181,437	1,221,268
Selling, general and administrative	343,936	375,561	379,904

Total costs and expenses	1,299,316	1,556,998	1,601,172

Operating income	361,833	339,226	222,428

Other income (expense), net	3,190	8,579	(5,618)

Income before income taxes and equity in earnings of affiliated companies	365,023	347,805	216,810

Provision for income taxes	130,049	126,319	66,583
Equity in earnings of affiliated companies	1,796	1,932	1,930

Net income	236,770	223,418	152,157

Less - Net income attributable to noncontrolling interests	(4,417)	(3,963)	(6,518)

Net income attributable to Toyota Motor Corporation - Financial Services Business	232,353	219,455	145,639

Eliminations	(22)	300	147

Net income attributable to Toyota Motor Corporation	2,173,338	2,312,694	1,831,109

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of cash flows -

	Yen in millions			Yen in millions
	For the year ended March 31, 2015			For the year ended March 31, 2016
	Non-Financial Services Businesses	Financial Services Business	Consolidated	Non-Financial Services Businesses	Financial Services Business	Consolidated
Cash flows from operating activities
Net income	2,071,179	236,770	2,307,904	2,210,483	223,418	2,434,211
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	844,456	564,619	1,409,075	927,846	697,991	1,625,837
Provision for doubtful accounts and credit losses	(1,598)	80,567	78,969	69,029	90,236	159,265
Pension and severance costs, less payments	(5,263)	2,102	(3,161)	8,300	533	8,833
Losses on disposal of fixed assets	31,601	24	31,625	33,293	36	33,329
Unrealized losses on available-for-sale securities, net	2,565	13	2,578	3,217	6,055	9,272
Deferred income taxes	(114,122)	87,260	(26,887)	(43,237)	76,423	32,889
Equity in earnings of affiliated companies	(306,749)	(1,796)	(308,545)	(327,167)	(1,932)	(329,099)
Changes in operating assets and liabilities, and other	356,269	(191,791)	194,195	386,529	148,376	486,320

Net cash provided by operating activities	2,878,338	777,768	3,685,753	3,268,293	1,241,136	4,460,857

Cash flows from investing activities
Additions to finance receivables	—	(22,325,159)	(13,126,596)	—	(23,399,113)	(13,549,278)
Collection of and proceeds from sales of finance receivables	—	21,668,847	12,450,388	—	22,918,132	13,115,854
Additions to fixed assets excluding equipment leased to others	(1,133,102)	(13,216)	(1,146,318)	(1,265,174)	(17,371)	(1,282,545)
Additions to equipment leased to others	(137,985)	(2,073,265)	(2,211,250)	(155,931)	(2,620,740)	(2,776,671)
Proceeds from sales of fixed assets excluding equipment leased to others	40,032	1,515	41,547	41,154	993	42,147
Proceeds from sales of equipment leased to others	40,878	762,545	803,423	60,989	1,050,738	1,111,727
Purchases of marketable securities and security investments	(2,530,591)	(663,703)	(3,194,294)	(1,302,965)	(894,512)	(2,197,477)
Proceeds from sales of and maturity of marketable securities and security investments	2,198,799	484,202	2,683,001	2,471,876	943,939	3,415,815
Payment for additional investments in affiliated companies, net of cash acquired	—	—	—	628	—	628
Changes in investments and other assets, and other	(114,094)	(9,669)	(113,391)	(1,371,996)	296,788	(1,062,744)

Net cash used in investing activities	(1,636,063)	(2,167,903)	(3,813,490)	(1,521,419)	(1,721,146)	(3,182,544)

Cash flows from financing activities
Proceeds from issuance of long-term debt	119,449	4,960,157	5,029,018	110,691	4,815,323	4,845,872
Payments of long-term debt	(100,627)	(3,373,842)	(3,462,237)	(71,758)	(4,127,178)	(4,176,202)
Increase (decrease) in short-term borrowings	(47,026)	(259,931)	(288,724)	75,990	(132,852)	(10,903)
Proceeds from issuance of class shares	—	—	—	474,917	—	474,917
Dividends paid to Toyota Motor Corporation class shareholders	—	—	—	(1,225)	—	(1,225)
Dividends paid to Toyota Motor Corporation common shareholders	(554,933)	—	(554,933)	(704,728)	—	(704,728)
Dividends paid to noncontrolling interests	(69,295)	—	(69,295)	(73,129)	—	(73,129)
Reissuance (repurchase) of treasury stock	(347,784)	—	(347,784)	(778,173)	—	(778,173)

Net cash provided by (used in) financing activities	(1,000,216)	1,326,384	306,045	(967,415)	555,293	(423,571)

Effect of exchange rate changes on cash and cash equivalents	27,075	38,004	65,079	(142,301)	(57,570)	(199,871)

Net increase (decrease) in cash and cash equivalents	269,134	(25,747)	243,387	637,158	17,713	654,871
Cash and cash equivalents at beginning of year	1,411,860	629,310	2,041,170	1,680,994	603,563	2,284,557

Cash and cash equivalents at end of year	1,680,994	603,563	2,284,557	2,318,152	621,276	2,939,428

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2017
	Non-Financial Services Businesses	Financial Services Business	Consolidated
Cash flows from operating activities
Net income	1,774,660	152,157	1,926,985
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	939,795	671,155	1,610,950
Provision for doubtful accounts and credit losses	6,519	92,147	98,666
Pension and severance costs, less payments	21,796	1,457	23,253
Losses on disposal of fixed assets	30,461	212	30,673
Unrealized losses on available-for-sale securities, net	4,422	2,651	7,073
Deferred income taxes	(59,668)	6,504	(53,299)
Equity in earnings of affiliated companies	(360,130)	(1,930)	(362,060)
Changes in operating assets and liabilities, and other	206,455	103,840	131,996

Net cash provided by operating activities	2,564,310	1,028,193	3,414,237

Cash flows from investing activities
Additions to finance receivables	—	(22,894,114)	(13,636,694)
Collection of and proceeds from sales of finance receivables	—	22,006,010	12,927,981
Additions to fixed assets excluding equipment leased to others	(1,206,738)	(17,140)	(1,223,878)
Additions to equipment leased to others	(152,550)	(2,165,009)	(2,317,559)
Proceeds from sales of fixed assets excluding equipment leased to others	40,189	1,049	41,238
Proceeds from sales of equipment leased to others	72,659	1,165,619	1,238,278
Purchases of marketable securities and security investments	(2,104,202)	(412,806)	(2,517,008)
Proceeds from sales of and maturity of marketable securities and security investments	1,435,267	466,274	1,901,541
Payment for additional investments in affiliated companies, net of cash acquired	44,274	—	44,274
Changes in investments and other assets, and other	582,649	(60,345)	571,888

Net cash used in investing activities	(1,288,452)	(1,910,462)	(2,969,939)

Cash flows from financing activities
Proceeds from issuance of long-term debt	111,727	4,541,541	4,603,446
Payments of long-term debt	(82,840)	(3,773,644)	(3,845,554)
Increase in short-term borrowings	51,523	233,331	273,037
Proceeds from issuance of class shares	—	—	—
Dividends paid to Toyota Motor Corporation class shareholders	(3,697)	—	(3,697)
Dividends paid to Toyota Motor Corporation common shareholders	(634,475)	—	(634,475)
Dividends paid to noncontrolling interests	(63,936)	—	(63,936)
Reissuance (repurchase) of treasury stock, and other	(703,986)	—	(703,986)

Net cash provided by (used in) financing activities	(1,325,684)	1,001,228	(375,165)

Effect of exchange rate changes on cash and cash equivalents	(11,262)	(2,224)	(13,486)

Net increase (decrease) in cash and cash equivalents	(61,088)	116,735	55,647
Cash and cash equivalents at beginning of year	2,318,152	621,276	2,939,428

Cash and cash equivalents at end of year	2,257,064	738,011	2,995,075

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26 Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per common share for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
For the year ended March 31, 2015
Basic net income attributable to Toyota Motor Corporation per common share	2,173,338	3,158,851	688.02
Effect of dilutive securities
Assumed exercise of dilutive stock options	(42)	1,578

Diluted net income attributable to Toyota Motor Corporation per common share	2,173,296	3,160,429	687.66

For the year ended March 31, 2016
Net income attributable to Toyota Motor Corporation	2,312,694
Accretion to Mezzanine equity	(3,638)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(2,449)

Basic net income attributable to Toyota Motor Corporation per common share	2,306,607	3,111,306	741.36
Effect of dilutive securities
Model AA Class Shares	6,087	32,429
Assumed exercise of dilutive stock options	(21)	1,212

Diluted net income attributable to Toyota Motor Corporation per common share	2,312,673	3,144,947	735.36

For the year ended March 31, 2017
Net income attributable to Toyota Motor Corporation	1,831,109
Accretion to Mezzanine equity	(4,849)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(4,946)

Basic net income attributable to Toyota Motor Corporation per common share	1,821,314	3,008,088	605.47
Effect of dilutive securities
Model AA Class Shares	9,795	47,100
Assumed exercise of dilutive stock options	(6)	638

Diluted net income attributable to Toyota Motor Corporation per common share	1,831,103	3,055,826	599.22

Stock options that were not included in the computation of diluted net income attributable to Toyota Motor Corporation per common share for the years ended March 31, 2015 were 733 thousand shares, because the options’ exercise prices were greater than the average market price per common share during the period.There

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

were no stock options that were not included in the computation of diluted net income attributable to Toyota Motor Corporation per common share for the years ended March 31, 2016 and 2017.

In addition to the disclosure requirements under U.S.GAAP, Toyota discloses the information below in order to provide financial statements users with valuable information.

The following table shows Toyota Motor Corporation shareholders’ equity per share as of March 31, 2016 and 2017. Toyota Motor Corporation shareholders’ equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders’ equities’ amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of the corresponding period.

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation shareholders’ equity	Common shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share
As of March 31, 2016	16,746,935	3,037,676	5,513.08
As of March 31, 2017	17,514,812	2,974,723	5,887.88

27. Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the valuation of assets or liabilities

Level 3:	Valuation of assets or liabilities using unobservable inputs which reflect the reporting entity’s assumptions

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of March 31, 2016 and 2017. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2016
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	100,841	915,684	—	1,016,525
Time deposits	—	600,000	—	600,000
Marketable securities and other securities investments
Public and corporate bonds	4,911,769	1,029,478	10,334	5,951,581
Common stocks	2,558,931	—	—	2,558,931
Other	83,082	68,185	—	151,267
Investments measured at net asset value	—	—	—	197,215
Derivative financial instruments	—	362,388	4,423	366,811

Total	7,654,623	2,975,735	14,757	10,842,330

Liabilities
Derivative financial instruments	—	(242,713)	(1,574)	(244,287)

Total	—	(242,713)	(1,574)	(244,287)

	Yen in millions
	March 31, 2017
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	41,876	891,606	—	933,482
Time deposits	—	600,000	—	600,000
Marketable securities and other securities investments
Public and corporate bonds	4,797,499	1,079,385	8,947	5,885,831
Common stocks	2,686,934	—	—	2,686,934
Other	18,191	73,246	—	91,437
Investments measured at net asset value	—	—	—	735,131
Derivative financial instruments	—	243,334	87	243,421

Total	7,544,500	2,887,571	9,034	11,176,236

Liabilities
Derivative financial instruments	—	(237,848)	(7,609)	(245,457)

Total	—	(237,848)	(7,609)	(245,457)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include government bonds. Japanese bonds as well as U.S., European and other bonds represent 37% and 63% (as of March 31, 2016) and 28% and 72% (as of March 31, 2017) of public and corporate bonds, respectively. Listed stocks on the Japanese stock markets represent 90% and 92% of common stocks as of March 31, 2016 and 2017, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. “Other” includes investment trusts. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

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

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended March 31, 2015, 2016 and 2017:

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2016
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	12,317	1,010	13,327
Total gains (losses)
Included in income (loss)	1	2,507	2,508
Included in other comprehensive income (loss)	(286)	—	(286)
Purchases and issuances	931	—	931
Settlements	(1,451)	(479)	(1,930)
Other	(1,178)	(189)	(1,367)

Balance at end of year	10,334	2,849	13,183

	Yen in millions
	For the year ended March 31, 2017
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	10,334	2,849	13,183
Total gains (losses)
Included in income (loss)	(16)	(7,310)	(7,326)
Included in other comprehensive income (loss)	60	—	60
Purchases and issuances	1,126	—	1,126
Settlements	(2,282)	(2,693)	(4,975)
Other	(275)	(368)	(643)

Balance at end of year	8,947	(7,522)	1,425

“Included in income (loss)” in marketable securities and other securities investments and derivative financial instruments are included in “Other income (loss), net” and “Cost of financing operations” in the accompanying consolidated statements of income, respectively.

In the reconciliation table above, derivative financial instruments are presented net of assets and liabilities. “Other” includes the currency translation adjustments for the years ended March 31, 2015, 2016 and 2017.

As of March 31, 2017, the Level 3 assets and liabilities measured at fair value on a recurring basis are not significant.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. During the years ended March 31, 2016 and 2017, Toyota measured certain finance receivables at fair value of ¥57,505 million and ¥47,999 million based on the collateral value, resulting in loss of ¥249 million and gain of ¥2,405 million, respectively. This fair value measurement on a nonrecurring basis is classified in Level 3. See note 22 to the consolidated financial statements for the fair value measurement. These Level 3 financial assets are not significant.

ITEM 19. EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation) (incorporated by reference to Exhibit 1.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015, filed with the SEC on June 24, 2015 (file no. 001-14948))

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation)

1.3	Amended and Restated Regulations of the Audit & Supervisory Board of the Registrant (English translation) (incorporated by reference to Exhibit 1.3 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2016, filed with the SEC on June 24, 2016 (file no. 001-14948))

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation) (incorporated by reference to Exhibit 2.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015, filed with the SEC on June 24, 2015 (file no. 001-14948))

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York (predecessor of The Bank of New York Mellon), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 to Toyota’s Registration Statement on Form F-6, filed with the SEC on November 7, 2006 (file no. 333-138477))

2.3	Form of ADR (included in Exhibit 2.2)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its members of the board of directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation)

12.1	Certifications of the Registrant’s Chairman of the Board of Directors and Executive Vice President, Member of the Board pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chairman of the Board of Directors and Executive Vice President, Member of the Board pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ TETSUYA OTAKE
Name:	Tetsuya Otake
Title:	Senior Managing Officer

Date: June 23, 2017