Form 20-F/A
period 2014-03-31
TOYOTA MOTOR CORP/
filed 2017-10-23
CIK 1094517

As filed with the Securities and Exchange Commission on October 23, 2017

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

This Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F of Toyota Motor Corporation for the fiscal year ended March 31, 2014 filed with the Securities and Exchange Commission on June 24, 2014 (the “Original Filing”) is filed to disclose pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 additional information that Toyota Motor Corporation became aware of after the Original Filing under “Item 4.B – Business Overview – Governmental Regulation, Environmental and Safety Standards – Disclosure of Iranian Activities under Section 13(r) of the Securities Exchange Act of 1934.” Other than this additional compliance disclosure, no part of the Original Filing is amended hereby, and this Amendment does not reflect events that have occurred after the Original Filing date.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Form 20-F/A also contains new certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Because no financial statements have been included in this Form 20-F/A and this Form 20-F/A does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4 and 5 of the certifications have been omitted.

As used herein, the term “Toyota” refers to Toyota Motor Corporation and its consolidated subsidiaries as a group, unless the context otherwise indicates.

ITEM 4.	INFORMATION ON THE COMPANY

4.B	BUSINESS OVERVIEW

Governmental Regulation, Environmental and Safety Standards

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

During the fiscal year ended March 31, 2014:

•	Toyota Tourist International, Inc., a majority-owned subsidiary of Toyota, obtained eight visas from the Iranian embassy in Japan in connection with certain travel arrangements.

•	Tokyo Toyota Motor Co., Ltd., a wholly-owned indirect subsidiary of Toyota, performed maintenance services for Toyota vehicles owned by the Iranian embassy in Japan.

•	Toyota Kirloskar Motor Private Limited (“TKM”), a majority-owned subsidiary of Toyota, sold two Toyota vehicles to the Iranian embassy in India.

•	TKM sold one Toyota vehicle to an Iranian consulate general in India.

Altogether, the above activities contributed approximately ¥7 million in gross revenues and an insignificant amount in net profit to Toyota. Toyota believes that none of the above transactions subject it or its affiliates to U.S. sanctions. Toyota Tourist International intends to cease conducting its activities described above. Tokyo Toyota Motor may, if requested by the Iranian embassy in Japan, continue to perform maintenance services relating to vehicles owned by such embassy, in accordance with applicable laws and regulations, in order to honor Toyota’s commitment to the safety and reliability of its vehicles. As of the date of the Amendment, TKM intends to cease conducting its activities described above.

ITEM 19.	EXHIBITS

Index to Exhibits

12.1	Certifications of the Registrant’s Chairman of the Board of Directors and Executive Vice President, Member of the Board pursuant to Section 302 of the Sarbanes-Oxley Act

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ TETSUYA OTAKE
Name:	Tetsuya Otake
Title:	Senior Managing Officer

Date: October 23, 2017