Form 20-F/A
period 2015-03-31
TOYOTA MOTOR CORP/
filed 2017-10-23
CIK 1094517

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

This Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F of Toyota Motor Corporation for the fiscal year ended March 31, 2015 filed with the Securities and Exchange Commission on June 24, 2015 (the “Original Filing”) is filed to disclose pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 additional information that Toyota Motor Corporation became aware of after the Original Filing under “Item 4.B – Business Overview – Governmental Regulation, Environmental and Safety Standards – Disclosure of Iranian Activities under Section 13(r) of the Securities Exchange Act of 1934.” Other than this additional compliance disclosure, no part of the Original Filing is amended hereby, and this Amendment does not reflect events that have occurred after the Original Filing date.

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

During the fiscal year ended March 31, 2015:

•	Toyota Tourist International, Inc., a majority-owned subsidiary of Toyota, obtained three visas from the Iranian embassy in Japan in connection with certain travel arrangements.

•	Tokyo Toyota Motor Co., Ltd., a wholly-owned indirect subsidiary of Toyota, performed maintenance services for Toyota vehicles owned by the Iranian embassy in Japan.

•	Toyota Kirloskar Motor Private Limited (“TKM”), a majority-owned subsidiary of Toyota, sold one Toyota vehicle to the Iranian embassy in India.

•	TKM sold two Toyota vehicles to an Iranian consulate general in India.

Altogether, the above activities contributed approximately ¥9 million in gross revenues and an insignificant amount in net profit to Toyota. Toyota believes that none of the above transactions subject it or its affiliates to U.S. sanctions. Toyota Tourist International intends to cease conducting its activities described above. Tokyo Toyota Motor may, if requested by the Iranian embassy in Japan, continue to perform maintenance services relating to vehicles owned by such embassy, in accordance with applicable laws and regulations, in order to honor Toyota’s commitment to the safety and reliability of its vehicles. As of the date of the Amendment, TKM intends to cease conducting its activities described above.

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