Form 20-F/A
period 2017-03-31
TOYOTA MOTOR CORP/
filed 2017-10-23
CIK 1094517

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

This Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F of Toyota Motor Corporation for the fiscal year ended March 31, 2017 filed with the Securities and Exchange Commission on June 23, 2017 (the “Original Filing”) is filed to disclose pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 information that Toyota Motor Corporation became aware of after the Original Filing as a new subsection entitled “Disclosure of Iranian Activities under Section 13(r) of the Securities Exchange Act of 1934” under “Governmental Regulation, Environmental and Safety Standards” within “Item 4.B – Business Overview.” Other than this additional compliance disclosure, no part of the Original Filing is amended hereby, and this Amendment does not reflect events that have occurred after the Original Filing date.

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

During the fiscal year ended March 31, 2017:

•	Toyota Kirloskar Motor Private Limited, a majority-owned subsidiary of Toyota, sold one Toyota vehicle to the Iranian embassy in India.

This activity contributed approximately ¥2 million in gross revenues and an insignificant amount in net profit to Toyota. Toyota believes that this transaction would not subject it or its affiliates to U.S. sanctions. As of the date of the Amendment, Toyota Kirloskar Motor Limited intends to cease conducting the activity described above.

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