Form 20-F
period 2018-03-31
TOYOTA MOTOR CORP/
filed 2018-06-25
CIK 1094517

As filed with the U.S. Securities and Exchange Commission on June 25, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2018

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,909,923,992 shares of common stock (including 45,002,629 shares of common stock in the form of American Depositary Shares) and 47,100,000 First Series Model AA class shares as of March 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes  ☒    No  ☐

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

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥106.24 = $1.00. This was the approximate exchange rate in Japan on March 31, 2018.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Written forward-looking statements may appear in documents filed with the U.S. Securities and Exchange Commission, or the SEC, including this annual report, documents incorporated by reference, reports to shareholders and other communications.

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

	Year Ended March 31,
	2014	2015	2016	2017	2018
	(Yen in millions, except share and per share data)
Consolidated Statement of Income Data:
Automotive:
Revenues	23,781,404	25,062,129	25,977,416	25,081,847	26,397,940
Operating income	1,938,778	2,325,310	2,448,998	1,692,973	2,011,135
Financial Services:
Revenues	1,421,047	1,661,149	1,896,224	1,823,600	2,017,008
Operating income	294,891	361,833	339,226	222,428	285,546
All Other:
Revenues	1,151,280	1,255,791	1,177,387	1,321,052	1,646,118
Operating income	64,270	65,650	66,507	81,327	100,812
Elimination of intersegment:
Revenues	(661,820)	(744,548)	(647,909)	(629,306)	(681,556)
Operating income	(5,827)	(2,229)	(760)	(2,356)	2,369
Total Company:
Revenues	25,691,911	27,234,521	28,403,118	27,597,193	29,379,510
Operating income	2,292,112	2,750,564	2,853,971	1,994,372	2,399,862
Income before income taxes and equity in earnings of affiliated companies	2,441,080	2,892,828	2,983,381	2,193,825	2,620,429
Net income attributable to Toyota Motor Corporation	1,823,119	2,173,338	2,312,694	1,831,109	2,493,983
Net income attributable to Toyota Motor Corporation per common share (yen):
Basic	575.30	688.02	741.36	605.47	842.00
Diluted	574.92	687.66	735.36	599.22	832.78
Shares used in computing net income attributable to Toyota Motor Corporation per common share, basic (in thousands)	3,168,989	3,158,851	3,111,306	3,008,088	2,947,365
Shares used in computing net income attributable to Toyota Motor Corporation per common share, diluted (in thousands)	3,170,911	3,160,429	3,144,947	3,055,826	2,994,766

	Year Ended March 31,
	2014	2015	2016	2017	2018
	(Yen in millions, except per share and numbers of vehicles sold data)
Consolidated Balance Sheet Data (end of period):
Total Assets:	41,437,473	47,729,830	47,427,597	48,750,186	50,308,249
Short-term debt, including current portion of long-term debt	7,780,483	8,963,492	8,521,088	9,244,131	9,341,190
Long-term debt, less current portion	8,546,910	10,014,395	9,772,065	9,911,596	10,006,374
Toyota Motor Corporation shareholders’ equity	14,469,148	16,788,131	16,746,935	17,514,812	18,735,982
Common stock	397,050	397,050	397,050	397,050	397,050
Other Data:
Dividends per share (yen)	165.0	200.0	210.0	210.0	220.0
Number of vehicles sold
Japan	2,365,410	2,153,694	2,059,093	2,273,962	2,255,313
North America	2,529,398	2,715,173	2,839,229	2,837,334	2,806,467
Europe	844,003	859,038	844,412	924,560	968,077
Asia	1,608,355	1,488,922	1,344,836	1,587,822	1,542,806
Other*	1,768,867	1,755,037	1,593,758	1,347,182	1,391,731

Worldwide total	9,116,033	8,971,864	8,681,328	8,970,860	8,964,394

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

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

For a further discussion of Model AA Class Shares, please see “Additional Information—Memorandum and Articles of Association.”

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

	Cash Dividends per Common Share
Period Ended	Yen	U.S. dollars
September 30, 2012	30.0	0.38
March 31, 2013	60.0	0.63
September 30, 2013	65.0	0.66
March 31, 2014	100.0	0.97
September 30, 2014	75.0	0.68
March 31, 2015	125.0	1.04
September 30, 2015	100.0	0.83
March 31, 2016	110.0	0.97
September 30, 2016	100.0	0.98
March 31, 2017	110.0	0.98
September 30, 2017	100.0	0.88
March 31, 2018	120.0	1.12

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

In order to successfully compete in this highly competitive industry, Toyota plans to utilize its internal funds for the early commercialization of technologies for next-generation environment and safety giving priority to customer safety and sense of security. Considering these factors, with respect to the dividends for fiscal 2018, Toyota has determined to pay a year-end dividend of 120 yen per common share by a resolution of the board of directors pursuant to Toyota’s articles of incorporation. As a result, combined with the interim dividend of 100 yen per common share, the annual dividend will be 220 yen per common share, and the total amount of the dividends on common shares for the year will be 642.6 billion yen. Furthermore, through repurchasing shares, Toyota will return capital to shareholders and promote capital efficiency and agile capital policy in view of the business environment.

In fiscal 2018, Toyota repurchased 33 million common shares, for an aggregate purchase price of 249.9 billion yen, in order to return to shareholders the profits derived from Toyota’s business operations in the interim period.

Furthermore, Toyota has determined to repurchase 55 million common shares (maximum), for an aggregate purchase price of 300.0 billion yen (maximum), in order to return to shareholders the profits for the fiscal year ended March 31, 2018 by a resolution of the board of directors on May 9, 2018.

Exchange Rates

In parts of this annual report, yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translations was ¥106.24 = $1.00. This was the approximate exchange rate in Japan on March 31, 2018.

The following table sets forth information regarding the noon buying rates for Japanese yen in New York City as announced for customs purposes by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00 during the periods shown. At the end of May 2018, the noon buying rate was ¥108.73 = $1.00. The average exchange rate for the periods shown is the average of the month-end rates during the period.

Fiscal Year Ended or Ending March 31,	At End of Period	Average (of month-end rates)	High	Low
		(¥ per $1.00)
2014	102.98	100.46	105.25	92.96
2015	119.96	110.78	121.50	101.26
2016	112.42	120.13	125.58	111.30
2017	111.41	108.31	118.32	100.07
2018	106.20	110.70	114.25	104.83
2019 (through May 31, 2018)	108.73	109.01	111.08	105.99

Month Ended			High	Low
			(¥ per $1.00)
December 31, 2017			113.62	111.88
January 31, 2018			113.18	108.38
February 28, 2018			110.40	106.10
March 31, 2018			106.91	104.83
April 30, 2018			109.33	105.99
May 31, 2018			111.08	108.62

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

Reviewing the general economic environment for the fiscal year ended March 2018, the world economy has continued its moderate recovery due to the global expansion of trade and production and solid domestic demand. The Japanese economy has been on a moderate recovery due to improvements in employment and income conditions. For the automotive industry, although markets have progressed in a steady manner in the developed countries and expanded in China, markets in some resource-rich countries have slowed down.

The changes in demand for automobiles are continuing, and it is unclear how this situation will transition in the future. Toyota’s financial condition and results of operations may be adversely affected if the changes in demand for automobiles continues or progresses further. Demand may also be affected by factors directly impacting vehicle price or the cost of purchasing and operating vehicles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations (including tariffs, import regulation and other taxes). Volatility in demand may lead to lower vehicle unit sales, which may result in downward price pressure and adversely affect Toyota’s financial condition and results of operations.

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

The worldwide financial services industry is highly competitive. Increased competition in automobile financing may lead to decreased margins. A decline in Toyota’s vehicle unit sales, an increase in residual value risk due to lower used vehicle prices, an increase in the ratio of credit losses and increased funding costs are additional factors which may impact Toyota’s financial services operations. If Toyota is unable to adequately respond to the changes and competition in automobile financing, Toyota’s financial services operations may adversely affect its financial condition and results of operations.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code of Japan and continues to exist under the Companies Act. Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd.). Toyota became a separate company in August 1937. In 1982, the Toyota Motor Company and Toyota Motor Sales merged into one company, the Toyota Motor Corporation of today. As of March 31, 2018, Toyota operated through 606 consolidated subsidiaries (including variable interest entities) and 199 affiliated companies, of which 57 companies were accounted for through the equity method.

See “— Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures between April 1, 2015 and March 31, 2018 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota’s principal executive offices are located at 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota’s telephone number in Japan is +81-565-28-2121.

4.B BUSINESS OVERVIEW

Toyota primarily conducts business in the automotive industry. Toyota also conducts business in finance and other industries. Toyota sold 8,964 thousand vehicles in fiscal 2018 on a consolidated basis. Toyota had net revenues of ¥29,379.5 billion and net income attributable to Toyota Motor Corporation of ¥2,493.9 billion in fiscal 2018.

Toyota’s business segments are automotive operations, financial services operations and all other operations. The following table sets forth Toyota’s sales to external customers in each of its business segments for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2016	2017	2018
Automotive	25,923,813	25,032,229	26,347,229
Financial Services	1,854,007	1,783,697	1,959,234
All Other	625,298	781,267	1,073,047

Toyota’s automotive operations include the design, manufacture, assembly and sale of passenger vehicles, minivans and commercial vehicles such as trucks and related parts and accessories. Toyota’s financial services business consists primarily of providing financing to dealers and their customers for the purchase or lease of Toyota vehicles. Toyota’s financial services business also provides retail installment credit and leasing through the purchase of installment and lease contracts originated by Toyota dealers. Related to Toyota’s automotive operations, Toyota is working towards having all of its vehicles become connected vehicles, creating new value and reforming businesses by utilizing big data obtained from those connected vehicles, and establishing new mobility services. Toyota’s all other operations business segment includes the design and manufacture of prefabricated housing and information technology related businesses including a web portal for automobile information called GAZOO.com, etc.

Toyota sells its vehicles in approximately 190 countries and regions. Toyota’s primary markets for its automobiles are Japan, North America, Europe and Asia. The following table sets forth Toyota’s sales to external customers in each of its geographical markets for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2016	2017	2018
Japan	8,588,437	8,798,903	9,273,672
North America	10,822,772	10,033,419	10,347,266
Europe	2,507,292	2,517,601	2,940,243
Asia	4,475,623	4,279,617	4,497,374
Other*	2,008,994	1,967,653	2,320,955

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

During fiscal 2018, 25.2% of Toyota’s automobile unit sales on a consolidated basis were in Japan, 31.3% were in North America, 10.8% were in Europe and 17.2% were in Asia. The remaining 15.5% of consolidated unit sales were in other markets.

The Worldwide Automotive Market

Toyota estimates that annual worldwide vehicle sales totaled approximately 97 million units in 2017.

Automobile sales are affected by a number of factors including:

•	social, political and economic conditions;

•	introduction of new vehicles and technologies; and

•	costs incurred by customers to purchase and operate automobiles.

These factors can cause consumer demand to vary substantially from year to year in different geographic markets and in individual categories of automobiles.

In fiscal 2018, the U.S. saw steady employment growth as well as enhanced consumer spending, economies in Europe expanded at a solid pace under monetary easing measures, and Japan continued to experience favorable employment environment supporting consumption. In emerging markets, China continued to recover due to economic stimulus measures, which led to stronger growth of the global economy, while consumption in resource-rich countries has also been gradually recovering.

The automotive industry was also impacted by these economic trends. In 2017, with respect to developed countries, the automotive market contracted in the United States from the effect of interest-rate hikes, while on the other hand, it expanded in Europe. In addition, in Japan, demand expanded due primarily to the introduction of new models. The automotive markets in emerging countries, including China, as a whole also expanded.

In the medium- to long-term, Toyota expects the automotive market to continue growing driven principally by growth in China and other emerging markets. Global competition is expected to be severe, as competition in compact and low-price vehicles intensifies, and the pace of technological advancement and development of new products quickens, including in response to a heightened global awareness of the environment and more stringent fuel economy standards.

In 2017, China, North America, Europe and Asia were the world’s largest automotive markets. The share of each market across the globe, which Toyota estimates based on the available automobile sales data in each country and region information, was 30% for China, 22% for North America (21% excluding Mexico and Puerto Rico), 22% for Europe and 10% for Asia. In China, new vehicle sales increased to approximately 29.3 million units. In North America, new vehicle sales decreased from the previous year to approximately 20.9 million units. In Europe, new vehicle sales increased to approximately 20.7 million units. In Asia (including India but excluding Japan and China), new vehicle unit sales increased from the previous year to approximately 10 million units.

The worldwide automotive industry is affected significantly by government regulations aimed at reducing harmful effects on the environment, enhancing vehicle safety and improving fuel economy. These regulations have added to the cost of manufacturing vehicles. Many governments also mandate local procurement of parts and components and impose tariffs and other trade barriers, as well as price or exchange controls as a means of creating jobs, protecting domestic producers or influencing their balance of payments. Changes in regulatory requirements and other government-imposed restrictions can limit or otherwise burden an automaker’s operations. Government laws and regulations can also make it difficult to repatriate profits to an automaker’s home country.

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

Over the years, there have been many global business alliances and investments entered into between manufacturers in the global automotive industry. There are various reasons behind these transactions including the need to address excessive global capacity in the production of automobiles, and the need to reduce costs and improve efficiency by increasing the number of automobiles produced using common vehicle platforms and by sharing research and development expenses for environmental and other technology, the desire to expand a company’s global presence through increased size and the desire to expand into particular segments or geographic markets.

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

Toyota Global Vision

Toyota will lead the way to the future of mobility, enriching lives around the world with the safest and most responsible ways of moving people.

Through our commitment to quality, constant innovation and respect for the planet, we aim to exceed expectations and be rewarded with a smile.

We will meet challenging goals by engaging the talent and passion of people, who believe there is always a better way.

“The safest and most responsible ways of moving people”

•	Safety is Toyota’s highest priority, and Toyota will continue to provide world-class safety.

•	Toyota will also continue to contribute to environmental quality and to human happiness by using leading environmental technology and by deploying that technology in a growing line of vehicle models. At the same time, Toyota will work through the provision of products, sales and services that exceed customer expectation to offer a rewarding experience for customers.

“Enriching lives around the world”

•	Toyota has been consistently true to its founding spirit of serving society through conscientious manufacturing, and it will continue working in that spirit to contribute to enhance the quality of life wherever it has operations.

•	Toyota will strive to continue contributing to economic vitality wherever it has operations by generating stable employment and by participating in mutually beneficial business relationships with dealers and suppliers. It will also strive to continue to actively engage in initiatives for human resources development and the promotion of cultural activities of its host communities.

“Lead the way to the future of mobility”

•	Toyota will lead the industry in technological development that will spawn next-generation mobility. For example, it will explore possibilities in personal mobility and in the convergence of information technology for automobiles and “smart grids” for optimizing energy generation and consumption. Toyota will strive to offer products and services that match the needs in each market.

•	Toyota will strive to advance environmental technology and develop low-carbon technologies and technologies for maximizing safety through interaction with the transport infrastructure to lay a foundation for sustainable and amenable future mobility.

“Our commitment to quality, constant innovation”

•	Toyota is committed to providing quality vehicles that are highly reliable and driven with a sense of safety and reliability.

•	Toyota will constantly reinvent itself and continue to engage in cutting-edge technology development. Toyota will work towards offering vehicles around the world that address the needs of today and of tomorrow at affordable prices.

“Respect for the planet”

•	Toyota will continue working to minimize environmental impact in its manufacturing and other operations, as well as in its products.

•	Toyota’s activities will include conserving energy and reducing output of carbon dioxide, as well as conserving material resources through recycling; it will also include establishing mindsets and production methods appropriate for coexistence with nature.

“Exceed expectations and be rewarded with a smile”

•	Everyone at Toyota will continuously maintain a sense of gratitude to customers and will strive to earn smiles with products and services that are stimulating and inspiring and exceed customer expectations.

“There is always a better way”

•	All Toyota employees will share the recognition that there is always a better way and share a commitment to continuous improvement, which are fundamental to The Toyota Way.

“Meet challenging goals by engaging the talent and passion of people”

•	Toyota will nurture a corporate culture where teamwork and individual creativity thrive and where people will approach their work with pride and passion.

•	Toyota will honor the spirit of diversity in recruiting, training and promoting capable individuals around the world. Human resources development at Toyota will continue to promote the transfer of the company’s monozukuri spirit of conscientious manufacturing and related skills and know-how from one generation to the next.

Based on these initiatives, the Toyota group will contribute to “enriching lives of communities” by providing “ever-better cars.” This is expected to encourage more customers to purchase Toyota cars and thereby lead to the establishment of a stable business base. The automotive industry is facing a time of profound transformation that could happen only once in a hundred years in response to significant technological innovation such as electrification, connected vehicles and automated driving. Toyota is committed to realizing a mobility society of the future that enables everyone to enjoy freedom of movement beyond the conventional concept of vehicles.

Toyota Environmental Challenge 2050

Positioning responding to environmental issues as one of the most prioritized challenges for management, Toyota has tackled head-on activities such as the development and promotion of next-generation vehicles including hybrid vehicles (“HVs”) and fuel cell vehicles (“FCVs”), efficient production that puts less of a burden on the environment, the recycling of end-of-life vehicles and hybrid vehicle batteries, planting trees for the coexistence of humans and nature in harmony, and conservation of ecosystems.

However, in recent years, the seriousness and reach of environmental issues has increased, as evidenced by global warming, water shortages, resource depletion, and degradation of biodiversity. In response to the situation, Toyota believes it is necessary to take on new challenges that consider the world 20 or 30 years in the future, in order to remain closely aligned with the global environment. Accordingly, Toyota announced Toyota Environmental Challenge 2050 in October 2015.

In order to contribute to the realization of a sustainable society, the Toyota Environmental Challenge 2050 has set forth the following six challenges for Toyota to address. Those challenges are to reduce CO2 emissions from driving and producing, as well as throughout the lifecycle of, vehicles, and to ensure a net positive impact on the Earth and society toward 2050.

1.	New Vehicle Zero CO2 Emissions Challenge

2.	Life Cycle Zero CO2 Emissions Challenge

3.	Plant Zero CO2 Emissions Challenge

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

Automotive Operations

Toyota’s revenues from its automotive operations were ¥26,397.9 billion in fiscal 2018, ¥25,081.8 billion in fiscal 2017 and ¥25,977.4 billion in fiscal 2016.

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

With an aim to strengthen competitiveness in the small car segment, on January 29, 2016, Toyota and Daihatsu entered into a share exchange agreement to make Daihatsu a wholly-owned subsidiary of Toyota as of August 1, 2016. From January 2017, Toyota and Daihatsu established the “Emerging-market Compact Car Company” to promote development of competitive products in emerging markets. Through planning and implementation of optimal strategies including combining their technical expertise and bases of operations, bold cost reduction and expansion of product lineups with a global brand strategy, Daihatsu will play a key role in developing globally competitive small cars of both brands based on the technology Daihatsu has developed through manufacturing of mini-vehicles.

Vehicle Models

Toyota’s vehicles (produced by Toyota, Daihatsu and Hino) can be classified into three categories: HVs, conventional engine vehicles, and FCVs. Toyota’s product line-up includes subcompact and compact cars, mini-vehicles, mid-size, luxury, sports and specialty cars, recreational and sport-utility vehicles, pickup trucks, minivans, trucks and buses.

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

In the last three years, Toyota has strengthened its hybrid lineup by introducing the fully remodeled Alphard HV and Vellfire HV in January 2015, the Sienta HV in June 2015, the fully remodeled RX-HV in September 2015 and the fully remodeled Prius in November 2015, as well as adding Auris HV in April 2016, Prius PHV and the new model C-HR HV in October 2016, the new model LC HV in March 2017, the fully remodeled Camry HV in June 2017, the fully remodeled LS HV in October 2017, JPN TAXI, which employs a newly developed LPG HV, in October 2017, the fully remodeled Avalon HV in April 2018, the fully remodeled Corolla HB HV in May 2018 and the fully remodeled Crown HV and Century HV in June 2018. In the area of HVs, where strong growth is seen, Toyota aims to continue its efforts to offer a diverse line-up of HVs, enhance engine power while improving fuel economy and otherwise work towards increasing the sales of HVs.

Fuel Cell Vehicles

Toyota began limited sales of a fuel cell vehicle in Japan and the United States in December 2002. Since then, Toyota has made advances by solving technological issues such as the above and worked towards the practical use of such solutions, culminating in the general sale of the world’s first mass produced fuel cell vehicle MIRAI in Japan beginning in December 2014, in the United States beginning in June 2015 and in Europe beginning in September 2015. Toyota also launched “SORA,” the first production model fuel cell bus to receive vehicle type certification in Japan, in March 2018.

Conventional Engine Vehicles

Subcompact and Compact

Toyota’s subcompact and compact cars include the four-door Corolla sedan, which is one of Toyota’s bestselling models. The Yaris, marketed as the Vitz in Japan, is a subcompact car designed to perform better and offer greater comfort than other compact cars available in the market with low emissions that are particularly attractive to European consumers. In Europe, Toyota introduced the fully remodeled Aygo in June 2014. In Japan, Toyota introduced, in addition to the Corolla and Vitz, the Prius C (named Aqua in Japan), as well as Passo, Roomy and Tank, which three vehicles are OEM vehicles supplied by Daihatsu. In India, Asia, China and other markets, Toyota introduced the Etios and Vios, as well as the AGYA and Rush, which are designed and manufactured by Daihatsu, and Yaris iA, which is designed and manufactured by Mazda Motor Corporation (“Mazda”).

Mini-Vehicles

Mini-vehicles are manufactured and sold by Daihatsu. Daihatsu manufactures mini-vehicles, passenger vehicles, commercial vehicles and auto parts. Mini-vehicles are passenger vehicles, vans or trucks with engine displacements of 660 cubic centimeters or less. Daihatsu sold approximately 586 thousand mini-vehicles and

220 thousand automobiles on a consolidated basis during fiscal 2018. Daihatsu’s largest market is Japan, which accounted for approximately 80% of Daihatsu’s unit sales during fiscal 2018. From 2011, Toyota began to sell some mini-vehicles manufactured by Daihatsu under the Toyota brand.

Mid-Size

Toyota’s mid-size models include the Camry, which has been the bestselling passenger car in the United States for twenty of the past twenty-one calendar years (from 1997 to present) and also for the last sixteen consecutive years. The Camry was fully remodeled in June 2017. Camry sales in the United States for 2018 were approximately 387 thousand units (including Camry hybrids). In addition, Toyota’s other mid-size models include the REIZ for the Chinese market and the Avensis for the European market.

Luxury and Large

In North America, Europe, Japan and other regions, Toyota’s luxury lineup consists primarily of vehicles sold under the Lexus brand name. Lexus passenger car models include the LS, the GS, the ES, the IS, the CT, the LC and the RC. Lexus models also include the LX, the GX, the RX and the NX sold as luxury sport-utility vehicles. Toyota commenced sales of its luxury automobiles in Japan under the Lexus brand in August 2005. As of March 31, 2018, the Lexus brand lineup in Japan includes the LS, the GS, the IS, the CT, the LX, the RX, the NX, the LC and the RC. The Toyota brand’s full-size luxury car, the Avalon, was remodeled in April 2018, and the Crown was fully remodeled in June 2018. Toyota also fully remodeled the Century limousine in Japan in June 2018.

Sports and Specialty

In April 2012, Toyota introduced the 86 (called Scion FR-S in the U.S.), a compact sports car with a front-mounted engine and rear-wheel drive. In October 2014, Toyota introduced the RC coupe that leads the image of Lexus, which engages drivers on a sentimental level. In March 2017, Toyota introduced LC, the new model flagship coupe for Lexus.

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

Minivans and Cabwagons

Toyota offers several basic models for the global minivan market. Its largest minivans in Japan, the Alphard and the Vellfire, were remodeled in January 2015. In addition, the Noah/Voxy was remodeled in January 2014 and the new model Esquire was introduced in October 2014 in Japan. The new model Calya, an original equipment manufacturing (“OEM”) vehicle by Daihatsu, was introduced in July 2016 in Indonesia. Toyota’s other minivan models include, in Japan, the Estima and the Sienta, and, in North America, the Sienna.

Trucks and Buses

Toyota’s product lineup includes trucks (including vans) up to a gross vehicle weight of five tons and micro-buses that are sold in Japan and in overseas markets. Toyota launched “SORA,” a production model fuel cell bus, in Japan in March 2018. Trucks and buses are also manufactured and sold by Hino, a subsidiary of Toyota. Hino’s product lineup includes large trucks with a gross vehicle weight of over eleven tons, medium trucks with a gross vehicle weight of between five and eleven tons and small trucks with a gross vehicle weight of up to five tons. Hino’s bus lineup includes medium to large buses used primarily as tour buses and public buses, as well as small buses and micro-buses.

Product Development

New cars introduced in Japan during fiscal 2018 and thereafter include the Hilux, the JPN TAXI and TOYOTA driving school vehicles. The remodeled car in Japan during fiscal 2018 and thereafter is the Camry HV. Remodeled cars outside of Japan during fiscal 2018 and thereafter include the Lexus LS, the Avalon and the Camry.

In addition, the IMV product lineup based on the IMV project to optimize global manufacturing and supply systems is a lineup of strategic multipurpose vehicles produced from a single platform to meet market demand. The IMV product lineup includes, as of March 31, 2017, the Hilux, Fortuner, and Innova, one or all of which are available in all regions.

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

	Year Ended March 31,
	2014		2015		2016		2017		2018
	Units	%	Units	%	Units	%	Units	%	Units	%
Market
Japan	2,365,410	26.0%	2,153,694	24.0%	2,059,093	23.7%	2,273,962	25.4%	2,255,313	25.2%
North America	2,529,398	27.7	2,715,173	30.3	2,839,229	32.7	2,837,334	31.6	2,806,467	31.3
Europe	844,003	9.3	859,038	9.6	844,412	9.7	924,560	10.3	968,077	10.8
Asia	1,608,355	17.6	1,488,922	16.6	1,344,836	15.5	1,587,822	17.7	1,542,806	17.2
Other*	1,768,867	19.4	1,755,037	19.5	1,593,758	18.4	1,347,182	15.0	1,391,731	15.5

Total	9,116,033	100.0%	8,971,864	100.0%	8,681,328	100.0%	8,970,860	100.0%	8,964,394	100.0%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

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

	(Thousands of Units)
	Fiscal Year Ended March 31,
	2014	2015	2016	2017	2018
Japan:
Total market sales (excluding mini-vehicles)	3,433	3,126	3,126	3,360	3,340
Toyota sales (retail basis, excluding mini-vehicles)	1,605	1,439	1,462	1,607	1,565
Toyota market share	46.7%	46.0%	46.8%	47.8%	46.9%

	(Thousands of Units)
	Calendar Year Ended December 31,
	2013	2014	2015	2016	2017
North America:
Total market sales	18,514	19,597	20,804	21,191	20,887
Toyota sales (retail basis)	2,520	2,670	2,817	2,798	2,791
Toyota market share	13.6%	13.6%	13.5%	13.2%	13.4%

Europe:
Total market sales	18,009	18,397	18,971	19,968	20,721
Toyota sales (retail basis)	848	888	874	928	1,002
Toyota market share	4.7%	4.8%	4.6%	4.6%	4.8%

Asia (excluding China):
Total market sales	8,899	8,785	9,287	9,541	10,078
Toyota sales (retail basis)	1,427	1,324	1,249	1,305	1,318
Toyota market share	16.0%	15.1%	13.4%	13.7%	13.1%

Japan

Japan is one of the leading countries with respect to technological advancements and improvements in the automotive industry and will continue to demonstrate such strength. Toyota strives to earn customer satisfaction by introducing products distinctive of Japan’s manufacturing ability such as value-added products including Lexus models, FCVs, plug-in hybrid vehicles (“PHVs”) and HVs, vehicles with 3-seat rows and mini-vehicles. Toyota’s consolidated vehicle sales in Japan in fiscal 2018 was 2,255 thousand units, a decrease of 19 thousand units in comparison with the previous year. Toyota endeavors to secure and maintain its large share of and position atop the Japanese market. Toyota held a domestic market share (excluding mini-vehicles) on a retail basis of 46.8% in fiscal 2016, 47.8% in fiscal 2017 and 46.9% in fiscal 2018.

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

Since Toyota formed an alliance with SUBARU CORPORATION (“SUBARU”) in 2005, Toyota and SUBARU have utilized each other’s resources in development and production. In April 2008, in order to create synergy and to further strengthen competitiveness, Toyota, Daihatsu and SUBARU agreed on joint development of a compact rear-wheel-drive sports car and OEM supply with compact cars and mini-vehicles. In order to promote a smooth cooperation, SUBARU transferred 61 million SUBARU shares owned by SUBARU to Toyota in July 2008. As a result of this transfer, Toyota owns 16.5% of SUBARU issued shares. While Toyota vehicles have been manufactured at SUBARU’s North American production center, Subaru of Indiana Automotive, Inc. (“SIA”), since 2007, Toyota and SUBARU ceased such production in May 2016, and the collaboration between Toyota and SUBARU has shifted to collaboration focusing on products and technology.

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

Toyota and Mazda have been engaged in collaboration such as the licensing of Toyota’s hybrid technologies to Mazda and the production of compact cars for Toyota at Mazda’s plant in Mexico. In May 2015, Toyota and Mazda entered into an agreement to build a mutually beneficial long-term partnership that will result in more appealing cars that meet the diverse needs and tastes of customers around the world, and after subsequent discussions, Toyota signed an agreement to enter a business and capital alliance with Mazda in August 2017. Based on this business and capital alliance, Toyota and Mazda mutually acquired shares of each other in value of 50 billion yen for each company in October 2017. Toyota also established EV C.A. Spirit Corporation with Mazda and Denso Corporation (“Denso”) to jointly develop basic structural technologies for electric vehicles (“EVs”). Furthermore, in March 2018, Toyota and Mazda established Mazda Toyota Manufacturing, U.S.A., Inc., a new joint venture company, to produce vehicles in the United States starting in 2021.

In February 2017, Toyota and Suzuki Motor Corporation (“Suzuki”), aiming to contribute jointly to resolution of social issues and achievement of the sound and sustainable development of an automobile-based society, entered into a memorandum of understanding on beginning concrete examination of a business partnership. In November 2017, the two companies agreed to move forward in considering a cooperative structure for introducing EVs in the Indian market around 2020, and in March 2018, concluded a basic agreement toward the mutual supply of hybrid and other vehicles with the aim of bolstering both companies’ product lineups and encouraging competition in the Indian automotive market. In May 2018, Toyota and Suzuki agreed to start discussing joint projects in the fields of technological development, vehicle production and market development. Specifically, the discussions will include matters such as Denso and Toyota providing Suzuki with technological support for a compact, ultrahigh-efficiency powertrain to be developed mainly by Suzuki, Toyota Kirloskar Motor Private Ltd. producing models developed by Suzuki for sale, under both the Toyota and Suzuki brands, in India, and supplying models developed by Suzuki to African markets and advancing cooperation in the domains of logistics and services for such models.

In December 2017, Toyota and Panasonic entered into an agreement to begin studying the feasibility of a joint automotive prismatic battery business for the purpose of contributing to finding solutions for pressing societal issues such as global warming, air pollution, the depletion of natural resources and energy security, as well as addressing growing demand and expectations for electrified vehicles. Both companies will consider details of the collaboration with the aim of achieving the best automotive prismatic battery in the industry and, ultimately, contributing to the popularization of Toyota’s and other automakers’ electrified vehicles.

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

In the North American region, of which the U.S. is the main market, Toyota has a wide product lineup (excluding large trucks and buses), and sold 2,806 thousand vehicles on a consolidated basis in fiscal 2018. This represents approximately 31% of Toyota’s total unit sales on a consolidated basis. The U.S., in particular, is the largest market in the North American region, which accounts for 87% of the retail sales of Toyota in such region. Sales figures for fiscal 2018 were 98.9% of those in the prior fiscal year.

Toyota commenced sales of the first-generation Prius hybrid model in North America in 2000. The Prius became Toyota’s bestselling model behind the Corolla and Camry, having gained particular support among customers concerned with the environment. Toyota introduced the first hybrid model under the Lexus brand, the RX400h, and the Highlander hybrid in 2005. Toyota continued further expansion of its environmentally friendly vehicles with the introduction of models such as the CT200h in 2011, the ES300h and the Avalon HV in 2012, the NX300h in 2014, the fully remodeled all-new Prius and the all-new fuel cell vehicle MIRAI in 2015, the Prius PHV in 2016 and the fully remodeled Camry HV in 2017.

Since the introduction of the LS and ES models under the premium brand model, Lexus, in the United States in 1989, Toyota has expanded its Lexus sales with models including the GS, IS and RX. Toyota sold 311 thousand units through the introduction of the new NX and RC models in 2014, 344 thousand units through the introduction of the new RX model in 2015, 352 thousand units in 2016 and 305 thousand units in 2017.

Toyota is continuing to revise its vehicle models and North American production capacities in response to changes in market conditions. Starting 2011, Toyota, instead of importing from Japan, began production of the Corolla at its Mississippi plant. In 2013, the production capacity at the Woodstock plant in Canada increased from 150 to 200 thousand units per year, and the production capacity at the Indiana plant also increased. Toyota commenced production of the RX450h hybrid model at its Cambridge plant in Canada in 2014. Through the business alliance with Mazda Motor Corporation, the production of Toyota brand compact cars for sale mainly in North America began at Mazda’s plant in Mexico in June 2015. In addition, Toyota commenced production of the Lexus ES350 at its Kentucky plant for sale in the North America market starting in October 2015. Toyota also launched the all-new Camry with the first TNGA platform in North America at the Kentucky plant in 2017 and redesigned Avalon into an all-new model in 2018. Toyota plans to increase the production capacity of the Tacoma from 100,000 to 160,000 in Baja California, Mexico in 2018 and of the Highlander at its Indiana plant in 2019. In the meantime, consignment production that started at SIA in 2007 ceased in May 2016.

In terms of auto parts, Toyota increased production capacity of engine plants in Kentucky and Alabama in 2013 and 2014, respectively, to meet rising demand, and also increased production capacity of auto parts at its automatic transmission plant in West Virginia in 2014.

In order to further strengthen competitiveness in North America, Toyota will continue the realignment of North American manufacturing operations going forward. As part of this effort, a new plant will be built in Mexico in 2019 to produce the Tacoma. Furthermore, production of the Corolla, which was initially planned to be shifted from the plant in Canada to the new plant in Mexico, instead will be shifted to a new plant in Alabama that will be established by the joint venture with Mazda around 2021. In addition to the plant in Mississippi, compact cars will also be produced at the new plant in Alabama. Toyota will consider focusing its production of mid-sized vehicles in the plant in Canada, along with the plants in Indiana and Kentucky, by commencing production of mid-sized vehicles instead of the Corolla in Canada starting in 2019.

As for Toyota’s vehicle development in North America, the Toyota Technical Center spearheads the design, planning, and evaluation of vehicles and parts as to their ability to meet customer needs. Toyota will continue to promote self-reliance towards producing even better cars in the future.

In July 2017, Toyota held an opening ceremony of its new North American headquarters in Plano, Texas. By unifying its North American manufacturing, sales and marketing, financial services and other functions, Toyota plans to promote collaboration and efficiencies across functions, position itself to deliver “ever-better cars” to customers and work towards realizing sustainable growth in the North America market.

Europe

Toyota’s principal European markets are Germany, France, the United Kingdom, Italy, Spain and Russia. Toyota’s principal competitors in Europe are Volkswagen, Renault, Ford, Opel and Peugeot, as well as Korean manufacturers Hyundai and Kia.

While competition in Europe continues to intensify, Toyota has expanded its lineup of hybrid models to further strengthen its sales operations, and has entered into supply agreements with BMW and PSA for diesel engines and light commercial vehicles, respectively. To strengthen its business setup so that it is less likely to be affected by exchange rates, Toyota launched RAV4 for Russia at OOO “TOYOTA MOTOR” (“TMR”) and C-HR at Toyota Motor Manufacturing Turkey Inc. (“TMMT”) in 2016 in the form of local production. In addition, Toyota is actively promoting production and sales measures that meet local demand by strengthening its value chain including used car dealerships, after-sales services and finance and insurance services.

In 2017, the European automotive market expanded from the previous year as the growth of the Russian and other European markets made up for the sluggish market in the United Kingdom.

Toyota sales in 2017 in Europe exceeded the previous year due to higher sales in principal markets such as the United Kingdom, Germany, France, Italy and Spain from the sales expansion of hybrid core models including C-HR and Yaris, even though the sales in Russia remained around the same as the previous year. Sales in Poland and Israel hit a new record. Toyota’s consolidated vehicle sales in Europe in fiscal 2018 was 968 thousand units, an increase of 4.7% from fiscal 2017.

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

Toyota opened the Toyota Motor Manufacturing Russia plant in 2007 as a base for its manufacturing operations in the Russian market (integrated to sales entity TMR in March 2013). A two-shift production operation started in September 2012 and production capacity was increased from 20,000 units to 50,000 units per year. In August 2016, the production capacity was increased to 100,000 units and the production of the RAV4 commenced in addition to the Camry. Toyota commenced complete knock down, or CKD, production of the IMV Fortuner in Kazakhstan beginning in the spring of 2014. In April 2018, Toyota redesigned the Camry into an all-new model with the TNGA platform.

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

Asia

Toyota’s consolidated vehicle sales in Asia (including China) in fiscal 2018 was 1,543 thousand units, a decrease of 2.8% from fiscal 2017.

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

Toyota’s principal Asian markets are Thailand, India, Indonesia, Malaysia and Taiwan.

As part of Toyota’s efforts to expand business, Toyota Motor Thailand Co., Ltd. commenced production of HVs such as the Camry hybrid in 2009. Toyota also started operation of its second Gateway plant in 2013, expanding production capacity by 80 thousand units in Thailand to 810 thousand units. In April 2015, Toyota implemented a full model change for IMV models manufactured at its Samrong Plant and Ban Pho Plant in Thailand. In February 2018, Toyota started production of the C-HR at its second Gateway plant.

In India, Toyota constructed a second plant with an annual production capacity of 70 thousand units and commenced production and sales of the Etios compact model designed specifically for the Indian market in 2011. Furthermore, Toyota increased production capacity in India during 2012 and 2013 to 210 thousand units. Moreover, Toyota began exporting the gasoline-fueled model of the Etios to South Africa from India in 2012.

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

In China, Toyota has been conducting joint ventures with two major partners. First, with respect to the joint venture with China FAW Group Corporation since Toyota first launched the Vios through the joint venture in 2002, Toyota has been producing and selling the Land Cruiser Prado, the Corolla, the Corolla HV, the Crown, the REIZ, the Coaster and the RAV4 in China. With regard to production capacity, in 2007, Toyota commenced production at the new Tianjin Teda plant, which has an annual production capacity of 200 thousand units, and in 2012, commenced production at a new factory of Sichuan FAW Toyota Motor Co., Ltd. in Changchun, China, which has an annual production capacity of 100 thousand units. Toyota also increased annual production capacity of the plant in Sichuan from 30 thousand units to 50 thousand units in the spring of 2015 to increase production of the Prado. Toyota completed the construction of a new production line to replace an aging existing line at the Tianjin Teda plant in June 2018. In addition, Toyota sought to improve production efficiency by closing small, aging production lines at the Changchun East Plant of Sichuan FAW Toyota Motor Co., Ltd. in December 2016 and the Xiqing Plant of Tianjin FAW Toyota Motor Co., Ltd. in February 2017.

GAC Toyota Motor Co., Ltd., a joint venture between Toyota and Guangzhou Automobile Group Co., Ltd., commenced sales of the Camry in 2006, followed by production and sales of the Yaris, the Highlander, the E’z, the Levin and the Levin HV. In 2006, it commenced production at the first plant with an annual production capacity of around 200 thousand units. In addition, Toyota expanded its annual production capacity to approximately 560 thousand units by starting a second plant in 2009 and a third plant in early 2018. In 2017, Toyota redesigned the Camry into an all-new model with the TNGA platform.

In terms of auto parts, in 2014, Toyota opened a plant in Changshu in Jiangsu, China for the production of the Continuously Variable Transmission (“CVT”) as the first CVT plant outside of Japan and in September 2015, Toyota also began production of HV Transaxles at the CVT plant. Toyota also launched a plant to produce hybrid vehicle batteries in October 2015.

Total vehicle sales in the Chinese market increased 4% from 28.30 million in 2016 to 29.30 million in 2017. In this market, Toyota’s sales in 2017 were 1.30 million vehicles, up 6% from the previous year. In the domestically produced passenger vehicle market in mainland China (23.38 million units), Toyota had a market share of 5%. In 2017, sales of SUVs expanded as a result of customers’ value diversification. As for Toyota’s distribution network, Toyota has been expanding the distribution network for locally produced vehicles in cooperation with Chinese joint venture partners under Tianjin FAW Toyota Motor Co., Ltd. and Guanqi Toyota Motor Co., Ltd., and for imported vehicles, Toyota has also been expanding primarily the Lexus brand sales network. Toyota plans to further increase sales by expanding the number of dealers and the product lineup for both locally produced and imported vehicles. In addition, as the market in China develops, Toyota plans to promote the so-called “Value Chain” businesses such as used cars, services, financing and insurance.

South and Central America, Oceania, Africa and the Middle East

Toyota’s consolidated vehicle sales in South and Central America, Oceania, Africa and the Middle East (collectively, the “Four Regions”) in fiscal 2018 were 1,392 thousand units, an increase of 3.3% from fiscal 2017.

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

Toyota ended production of vehicles and engines at Toyota Motor Corporation Australia Ltd. in September 2017.

Production

Toyota and its affiliated companies produce automobiles and related parts and components through more than 50 overseas manufacturing companies in 26 countries and regions besides Japan. Toyota’s major manufacturing facilities include plants in Japan, the United States, Canada, the United Kingdom, France, Turkey, Thailand, China, Taiwan, India, Indonesia, South Africa, Argentina and Brazil. Daihatsu brand vehicles are produced at 4 factories in Japan and 2 manufacturing companies in 2 other countries of Indonesia and Malaysia. Hino brand vehicles are produced at 2 factories in Japan and 10 manufacturing companies in 10 countries, including Indonesia and Thailand. For a listing of Toyota’s principal production facilities, see “Information on the Company — Property, Plants and Equipment.”

In promoting a sustainable growth strategy, establishing a system capable of providing optimal supply of products in the global market is integral to Toyota’s strategy.

In line with its basic policy of manufacturing in countries or regions where there is demand and where Toyota is truly competitive, Toyota will make efficient use of and maximize capacity utilization at its existing plants to respond to the expanding market and will continue to focus on making efficient capital investments as necessary. Furthermore, Toyota will continue to place top priority on safety and quality in strengthening true competitiveness with the aim of achieving sustainable growth.

In 2017, 75.9% of Toyota vehicles sold in overseas markets were manufactured in overseas plants by Toyota and its unconsolidated affiliated companies. In 2017, approximately 71.1% of Toyota vehicles sold in North America were produced in North America. Of the vehicles sold in Europe in 2017, approximately 81.5% were produced in Europe. In fiscal 2018, Toyota produced on a consolidated basis 4,286 thousand vehicles in Japan and 4,678 thousand vehicles overseas, compared to 4,109 thousand vehicles in Japan and 4,866 thousand vehicles overseas in fiscal 2017.

The following table shows Toyota’s worldwide vehicle unit production by geographic market for the periods shown. These production figures do not include vehicles produced by Toyota’s unconsolidated affiliated companies. The sales unit information elsewhere in this annual report includes sales of vehicles produced by these affiliated companies. Vehicles produced by Daihatsu and Hino are included in the vehicle production figures set forth below.

	Year Ended March 31,
	2014	2015	2016	2017	2018
Units Produced
Japan	4,344,892	4,124,593	3,980,576	4,109,038	4,285,844
North America	1,759,439	1,932,618	1,970,053	2,062,862	1,902,304
Europe	506,556	556,462	564,934	637,352	681,048
Asia	1,938,155	1,829,048	1,605,345	1,674,468	1,601,473
Other*	483,123	487,166	454,991	491,789	493,464
Total	9,032,165	8,929,887	8,575,899	8,975,509	8,964,133

*	“Other” consists of Central and South America, Oceania and Africa.

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

The Toyota Production System

Toyota pioneered the internationally recognized production system known as the “Toyota Production System” (“TPS”). The TPS is based on Toyota’s own concepts of efficient production of only necessary and quality products and efficient cost reduction, and has the following two principal elements:

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

Toyota believes that the TPS allows it to achieve mass-production efficiencies even in high-mix, low-volume production. This belief gives Toyota the flexibility to respond to changing consumer demand without significantly increasing production costs. While the TPS remains the basis of Toyota’s automobile production, the system has been expanded for use in Toyota’s parts production, logistics and customer service activities as well.

Through the TPS, issues are identified and analyzed at the actual site, the entire production process is made visible and production efficiency as well as product quality are improved through the application of measures to address the sources of problems. As one method to implement these measures, Toyota utilizes sophisticated information technologies to improve each step of its vehicle development process, from product planning to commencement of mass-production. These technologies are intended to enhance flexibility, simplification, quality, cost competitiveness and speed. Specifically, detailed virtual assembly and other simulations of manufacturing processes are conducted on computers for a new vehicle or new production equipment/systems before a prototype is made. An actual prototype is made only after defects and related issues have been identified and resolved by computer simulation, thereby minimizing the time required for rebuilding prototypes and significantly shortening the time required before starting mass production. Moreover, this system is used to prepare virtual factories and other visual aids in order to facilitate training and communication at overseas plants and enable the efficient transfer of necessary technology and skills.

In January 2018, Toyota established the TPS Group, and in order to stay true to itself, Toyota has gone back to its roots, positioning TPS as the bedrock of its management, and is moving forward with initiatives to ensure that TPS is passed on to the future as part of Toyota’s DNA. Specifically, Toyota will have the concepts of “Just-in-Time” and “jidoka,” which are the two main pillars of the TPS, spread within the entire company and have all divisions, including technical and administrative divisions, work to reduce lead time and ensure that abnormalities are made visible, through which Toyota will achieve results by both cost reduction through improved productivity as well as improved work quality.

Distribution

Toyota’s automotive sales distribution network is the largest in Japan. As of March 31, 2018, this network consisted of 280 dealers employing approximately 32 thousand sales personnel and operating approximately 4.7 thousand sales and service outlets. Toyota owns 15 of these dealers and the remainder is independent.

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

Sales of Toyota vehicles in Japan are conducted through four sales channels — “Toyota,” “Toyopet,” “Corolla” and “Netz.” In addition, Toyota introduced the Lexus brand to the Japanese market in August 2005, and currently distributes the Lexus brand vehicles through a network of 168 sales outlets in order to enhance its competitiveness in the domestic luxury automotive market. The following table provides information for each channel as of March 31, 2018.

	Dealers
Channel	Toyota Owned	Independent	Total	Market Focus
Toyota	4	45	49	Luxury channel for Toyota brand vehicles
Toyopet	4	48	52	Leading channel for the medium market
Corolla	4	70	74	Volume retail channel centering on compact models
Netz	3	102	105	Sales channel targeting customers with new values for the 21st century

Brand			Sales Outlets	Market Focus
Lexus			168	Premium brand

Outside Japan, Toyota vehicles are sold through approximately 170 distributors in approximately 190 countries and regions. Through these distributors, Toyota maintains networks of dealers. The chart below shows the number of Toyota distributors as of March 31, 2018 by country and region:

Country/Region	Number of Countries	Number of Distributors
North America	3	5
Europe	53	30
China	1	4
Asia (excluding China)	19	13
Oceania	17	15
Middle East	16	14
Africa	55	49
Central and South America	30	40

Improving Efficiency

Toyota is working on the following to create a corporate structure allowing for efficient development, production and sales that can respond flexibly to changes in the external environment:

•	working with suppliers as one team to dramatically increase the efficiency of development;

•	creating a production structure that can better withstand fluctuations in demand and currency exchange rates; and

•	strengthening sales capabilities in line with local conditions.

Toyota also plans to improve profitability and enhance operating efficiency by continuing to pursue aggressive cost reduction programs, including:

•	improving product development and production efficiencies through the re-integration and improvement of vehicle platforms and power trains as well as through the development of electronic platforms which organize electronic devices of vehicles as a package and standardize electronic structure and infrastructure;

•	reinforcing and promoting Ryohin-Renka Cost Innovation (“RR-CI”) activity, which aims for the elimination of waste in all processes from design to production while ensuring the reliability and safety of each part;

•	applying advanced information technologies to improve efficiency throughout the product development and production processes;

•	globally reinforcing the supply base under an open and fair purchasing policy;

•	streamlining production systems; and

•	improving the efficiency of domestic and international distribution.

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

By April 2013, Toyota established systems to rapidly promote the TNGA and carried out product development under this new way of doing business. As a result, Toyota realized high basic performance and marketability in the Prius that was introduced in Japan in December 2015. Toyota subsequently launched the all-new Camry in 2017. Toyota has rolled out, and plans to continue to roll out, the results of such development to other vehicles as well.

Realizing a Smart Mobility Society that expands through connected car technologies

Toyota is moving forward with initiatives striving to realize a smart mobility society, in which people can enjoy freedom of movement and feel at ease and excited, by connecting vehicles, people and communities with its connected car technologies in order to meet the needs of rapidly changing societies, including the falling birth rate and aging populations in developed nations, an increasingly diverse range of energy sources and the evolution of IoT, among others. In particular, Toyota aims to contribute to an affluent lifestyle that offers peace of mind by enhancing vehicle functionality that will increase the attractiveness of vehicles and the excitement of driving, enhancing transport systems that make being in cars more comfortable and more environmentally friendly, and realizing Smart Communities that aim for optimization of local energy use and establishment of a low-carbon emission transportation system.

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

In addition to the above, Toyota also operates a Japanese-language web portal for automobile information, GAZOO.com. The name “GAZOO” originates from the Japanese word gazo, meaning images. GAZOO was established as an Internet membership service linking Toyota, its national dealer network and GAZOO members, and has provided information on new and used Toyota vehicles and related services, as well as online shopping services. GAZOO later expanded to include information on other automakers, as well as a rich blog feature as a social networking portal site on automobiles. In addition, GAZOO has exhanced its contents line-up through which Toyota aims to expand the fan base of car enthusiasts by promoting activities where customers can experience in real life the enjoyment that cars offer, such as TOYOTA GAZOO Racing. GAZOO is currently in charge of all Toyota motor sports activities (such as WRC, WEC and SuperGT). Toyota utilized its GAZOO technology that links the customers, distributors and Toyota to further expand its automobile information service by launching the G-BOOK telematics service in Japan in fall 2002 and G-Link, which is a service exclusive to Lexus, in August 2005. Toyota also offers a theft detection system, vehicle tracking service and operator support service as standard services to enhance services aiming to provide safety, security and comfort for T-Connect/G-BOOK and G-Link users in their lifestyle using vehicles. With G-BOOK mX announced in April 2007, Toyota started offering services that allow drivers to use more convenient navigation systems such as “Map-on-Demand” — the world’s first technology for automatically updating map data. In addition, Toyota has further strengthened its linkage between GAZOO and G-BOOK and has, for example, allowed map information searched on a blog on GAZOO.com to be used on G-BOOK, further maturing as a comprehensive telematics service. In Japan, Toyota is seeking to promote the use of the T-Connect/G-BOOK by equipping all Lexus models and certain Crown models with the T-Connect/G-BOOK as a standard feature. Toyota has also licensed its T-Connect/G-BOOK technology to certain other competitors in Japan. Toyota is applying the technology and experience which it has accumulated in Japan to regions outside Japan; G-BOOK services were introduced in China in March 2009, and unique telematics services in the United States were launched in August 2009. In addition, Toyota began offering telematics services for smartphones in December 2010 in Japan, and began to offer the same service in Thailand in March 2012 and the Middle East from January 2014 (UAE, Qatar and Lebanon in January 2014, Saudi Arabia in August 2014, Bahrain in October 2014 and Kuwait in January 2015).

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

In September 2010, Toyota announced its smart-grid initiatives, which are intended to demonstrate efficient energy use toward the realization of a low-carbon and energy-saving society. By utilizing technology cultivated through the Internet and telematics services mentioned above, Toyota developed the Toyota Smart Center (“TSC”) that optimally controls electricity and links EVs and PHVs with homes, and conducted a demonstration project in Rokkasho Village in Aomori aimed at reducing overall CO2 emissions and users’ electricity costs. In addition, in order to develop a global platform of the TSC, Toyota announced a partnership with Microsoft Corp. in April 2011 and a partnership with Salesforce.com in May 2011. Toyota plans to utilize the cloud technology of these two companies in its Internet and telematics services to build a framework for TSC’s global implementation. In January 2012, Toyota began eConnect and “TOYOTA friend” services for PHV. In May 2013, Toyota utilized the latest version of Microsoft’s SharePoint to comprehensively redesign GAZOO, the automobile information portal site. Toyota aims to offer new services, achieve better vehicle quality and enhance product attractiveness as well as contribute further to society by utilizing the vehicle information, road conditions and other parameters collected via telematics services and stored at the TSC. With regard to contribution to society, Toyota began offering the Big Data Traffic Information Service in June 2013, through which traffic information, statistics and other related information are provided to local governments, universities and businesses to support traffic flow improvement and assist disaster prevention measures. In December 2016, Toyota launched the TC Smartphone Navigation free-of-charge to users, including those other than Toyota users, to provide readily usable route history maps. Toyota plans to continue to work with new information technologies and the IT industry to establish a framework for TSC’s global implementation and to realize a mobility society of the future.

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

In November 2016, based on the proliferation and popularity of mobility services such as car-sharing, Toyota started to establish the Mobility Services Platform (“MSPF”), which has various functions to support mobility services, leveraging the TSC, the Toyota Big Data Center, and financial services. MSPF is a platform that aggregates and covers individual business functions, such as vehicle management systems and leasing programs, that Toyota developed and offered to mobility service providers such as ridesharing operators when working together with them. As one example of the functions that MSPF offers, to enhance a MSPF-based car-sharing, Toyota developed the smart key box (“SKB”) that enables users to lock and unlock doors and to start the engine with their smartphone — thus providing a safer and more secure way of lending and renting cars. Using the MSPF and SKB, Toyota started a pilot program in collaboration with Getaround, a venture company providing car-sharing services targeted at individuals in the United States, in March 2017 in San Francisco, California. In addition, Toyota is working with Toyota Financial Services Corporation (“TFSC”) to make vehicles with expired leases available on Getaround, in order to effectively utilize TFSC’s assets. Toyota is also examining the viability of car sharing using SKBs. Furthermore, Servco Pacific Inc., a Toyota dealer in Hawaii, has begun an employee-only car-sharing services program.

Toyota and Uber Technologies, Inc. have entered into a memorandum of understanding to explore collaboration with respect to ridesharing. As part of the partnership, the companies created new leasing options in which car purchasers can lease vehicles with connected terminals from Toyota Financial Services and cover their payments through earnings generated as Uber drivers. In Southeast Asia, Toyota started to collaborate with Grab, Inc. (“Grab”) in August 2017, and commenced a pilot program in Singapore to collect driving data generated from vehicles owned by Grab. In June 2018, Toyota further expanded the collaboration and invested in Grab. Toyota is moving forward with providing various connected services that use MSPF to Grab, and will consider future collaboration with Grab in the area of Mobility as a Service (“MaaS”).

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

With the background of expanding mobility services and the tightening of data regulations in Europe, Toyota has established Toyota Connected Europe, and plans to utilize MSPF in Europe as well to promote car-sharing businesses in coordination with local dealers.

In January 2018, Toyota announced the e-Palette Concept, a next generation EV designed exclusively for MaaS, leveraging electrification, connected vehicles and automated driving technologies. The e-Palette Concept can be adapted for various services, such as passenger transportation, logistics services or retail services, and is the embodiment of Toyota’s concept of “new mobility” that supports the lifestyles of its customers. Amazon.com, Inc., DiDi Chuxing, Pizza Hut, LLC, Uber Technologies, Inc. and Mazda Motor Corporation are collaborating with Toyota as initial launch partners in order to explore vehicle specifications that are even more practical and to ensure the realization of a new mobility service.

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

From these driving assistance functions, in 2015 Toyota commercialized the Toyota Safety Sense, a collision avoidance support package that includes the Pre-collision System, the Lane Departure Alert and the Automatic High Beam. By the end of 2017, Toyota had completed installation of this package on nearly all models sold in Japan, the United States and Europe at an affordable price aimed at widespread adaption.

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

•	The operation of “ETC2.0” commenced in 2009 and corresponding products are available for purchase. Mainly for use on highways, this service provides drivers with information related to road traffic and safe driving that is transmitted from road infrastructures to car navigation systems via video and voice.

•	In the summer of 2011, Toyota introduced products corresponding to the driving safety support system, “DSSS,” which the National Police Agency has started operating. Mainly for use on general roads, this system supports safe driving, including by preventing the driver from overlooking red lights, by transmitting traffic control information (such as traffic lights and signs) and peripheral information from road infrastructures to automobiles.

•	Aiming at further reducing accidents, “ITS Connect,” a driving safety support system that uses a dedicated ITS frequency of 760 MHz, was introduced in the fall of 2015. Through direct and continuous exchange of information between vehicles and the road and among vehicles, this system aims to mitigate accidents near intersections, which have been difficult to mitigate to date. The system also includes Communicating Radar Cruise Control features, which supports smooth acceleration and deceleration when following behind another vehicle. In addition, from August 2017, Toyota and Mazda started a partnership in the field of advanced safety technologies and a collaboration in Toyota’s vehicle-to-vehicle and vehicle-to-infrastructure technologies, and aims at the realization of automated driving in which all drivers can move safely, smoothly and freely by harmonizing ITS technology and vehicle control technology.

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

Smart Communities

In April 2010, Toyota City was selected as a “Model Region for Next-Generation Energy Systems” by the Ministry of Economy, Trade and Industry. Toyota since joined the “Toyota City Low-Carbon Society Verification Council” (established in August 2010), and carried out experiments relating to the “Optimization of

Local Energy Use in Households and Destinations (commercial and public facilities)” and “Establishment of a System for Low-Carbon Emission Transportation” until March 2015. As a way of building on the results of such experiments, Toyota launched an experimental ultra-compact electric vehicle sharing program in Tokyo from April 2015. It also launched an experimental ultra-compact electric vehicle program for tourism using a Toyota developed car-sharing system in Okinawa from January 2016. An experimental car-sharing program was also implemented in Okayama City from October through December 2016, and from October 2017 through January 2018. Furthermore, in Toyota City and Okinawa, these experimental programs were commercialized, and management was transferred to local companies and organizations in April 2017.

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

Financial Services

Toyota’s financial services include loan programs and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value-added service. In July 2000, Toyota established a wholly-owned subsidiary, TFSC, to oversee the management of Toyota’s finance companies worldwide, through which Toyota aims to strengthen the overall competitiveness of its financial business, improve risk management and streamline decision-making processes. Toyota has expanded its network of financial services, in accordance with its strategy of developing auto-related financing businesses in significant markets. Accordingly, Toyota currently operates financial services companies in 37 countries and regions, which support its automotive operations globally.

Toyota’s revenues from its financial services operations were ¥2,017.0 billion in fiscal 2018, ¥1,823.6 billion in fiscal 2017 and ¥1,896.2 billion in fiscal 2016. In fiscal 2017, although uncertainties related to political trends emerged primarily in Europe and North America, Toyota’s business remained solid in areas where Toyota’s financial services business is operated. In fiscal 2018, weak used vehicle prices in the United States resulted in increased disposal losses for vehicles with expired leases as well as losses on depreciation compared with the past. Interest rates also increased in the United States and some emerging countries. This market environment exerted downward pressure on revenue in the financing business. Under such circumstances, as a result of Toyota’s continued collaboration with dealers in various countries and regions and efforts to expand products and services that meet customer needs, Toyota’s share of financing provided for new car sales of Toyota and Lexus vehicles in regions where TFSC operates remained at a high level of approximately 35% and the balance of loan receivables continued to steadily increase globally, with the exception of some countries. Meanwhile, Toyota is making efforts to provide both its customers and dealers with stable financial services by diversifying its funding methods using such means as commercial paper, corporate bonds, bank borrowings, ABCP (Asset Backed Commercial Paper) and ABS (Asset Backed Securities). Toyota continued to perform detailed credit appraisals and serve customers by monitoring bad debt and loan payment extensions, and the percentage of credit losses remained low, at 0.30% and 0.37% in fiscal years 2018 and 2017, respectively. Toyota continues to work towards improving its risk management measures in connection with credit and residual value risks.

Toyota Motor Credit Corporation is Toyota’s principal financial services subsidiary in the United States. Toyota also provides financial services in 36 other countries and regions through various financial services subsidiaries, including:

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

In June 2017, Toyota established Toyota Financial Services (Ireland) DAC, as a subsidiary of Toyota Financial Services (UK) PLC, and started its operation in November 2017. This subsidiary is a joint venture with Killeen Group Holdings, the parent company of Toyota’s local distributor.

Net finance receivables for all of Toyota’s dealer and customer financing operations were ¥15,829.9 billion as of March 31, 2018, representing an increase of 4.1% as compared to the previous year. The majority of Toyota’s financial services are provided in North America. As of March 31, 2018, 55.7% of Toyota’s finance receivables were derived from financing operations in North America, 12.3% from Asia, 12.1% from Europe, 8.2% from Japan and 11.7% from other areas.

Approximately 50% of Toyota’s unit sales in the United States during fiscal 2018 included a finance or lease arrangement with Toyota. Because the majority of Toyota’s financial services operations are related to the sale of Toyota vehicles, a decrease in vehicle unit sales may lead to a contraction of Toyota’s financial services operations.

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

Insurance

Toyota provides insurance services in the United States through Toyota Motor Credit Corporation’s wholly-owned subsidiary, Toyota Motor Insurance Services, Inc. (“TMIS”) and its wholly-owned insurance company subsidiaries. Their principal activities include marketing, underwriting and claims administration. TMIS also provides coverage related to vehicle service agreements through Toyota dealers to customers. In addition, TMIS also provides coverage and related administrative services to affiliated companies of Toyota Motor Credit Corporation. Toyota dealers in Japan and in other countries and regions also engage in vehicle insurance sales.

Other Financial Services

Toyota Finance Corporation launched its credit card business in April 2001 and began issuing Lexus credit cards in 2005 when the Lexus brand was introduced in Japan. As of March 31, 2018, Toyota Finance Corporation has 15.3 million card holders (including Lexus credit card holders).

All Other Operations

In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive business activities. Net sales for these activities totaled ¥1,646.1 billion in fiscal 2018, ¥1,321.0 billion in fiscal 2017 and ¥1,177.3 billion in fiscal 2016.

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

Vehicle Emissions

Japanese Standards

The Air Pollution Control Act of Japan and the Road Transport Vehicle Act and the Act Concerning Special Measures for Total Emission Reduction of Nitrogen Oxides and Particulate Matter from Automobiles in Specified Areas regulate vehicle emissions in Japan. In addition, both the Noise Regulation Act and the Road Transport Vehicle Act provide for noise reduction standards on automobiles in Japan. Toyota’s vehicles manufactured for sale in Japan comply with all Japanese exhaust emission and noise level standards.

U.S. Federal Standards

The federal Clean Air Act directs the Environmental Protection Agency (“EPA”) to establish and enforce air quality standards, including emission control standards on passenger vehicles, light-duty trucks and heavy-duty vehicles. Manufacturers are not permitted to sell vehicles in the United States that do not meet the standards. In February 2000, the EPA adopted more stringent vehicle emission and fuel economy standards applicable to passenger vehicles and light-duty trucks produced in model years 2004 and beyond. In April 2007, EPA regulations that further restricted emissions from passenger vehicles and light-duty trucks operating at cold temperatures became effective. These emission standards were phased in between 2010 and 2013. Similar standards that further restricted emissions from heavy-duty vehicles operating at cold temperatures were phased in from 2012 to 2015. In March 2014, the EPA finalized new “Tier 3” tailpipe emission and evaporative emission standards for passenger vehicles, light-duty trucks, medium-duty passenger vehicles and some heavy-duty vehicles. Under the new rule, tailpipe emission standards for volatile organic compounds, nitrogen oxides, and particulate matter, as well as standards for evaporative emissions, will become increasingly stringent in phases from 2017 to 2025, bringing the federal emission standards in line with California’s emission standards. The harmonization of the federal and California emission standards is expected to lead to reductions in the burden on development, such as a reduction in the number of tests required for certification and standardization of emission reduction systems. The new Tier 3 rule also required reductions in gasoline’s sulfur content beginning in 2017.

In April 2007, the U.S. Supreme Court ruled that the EPA has the authority to regulate automobile emissions of greenhouse gases. In response to this ruling, on April 1, 2010 the EPA and the federal National Highway Traffic Safety Administration (“NHTSA”) issued a joint final rule to reduce the emission of greenhouse gases from passenger vehicles, light-duty trucks and medium-duty passenger vehicles for model years 2012 through 2016. These vehicles were required to meet an estimated combined average emissions level of 250 grams of carbon dioxide per mile, equivalent to 35.5 miles per gallon if the requirements were met through improvements in fuel economy standards. The NHTSA also set Corporate Average Fuel Economy (“CAFE”) standards for passenger vehicles and light-duty trucks that required manufacturers of those vehicles to meet an estimated combined average fuel economy level of 34.1 miles per gallon in model year 2016.

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

On January 12, 2017, the EPA, as part of a Midterm Evaluation of the rule, issued a final determination to maintain the final rule for model years 2022 through 2025. On March 13, 2017, however, the newly-appointed Administrator of the EPA and the newly-appointed Secretary of the Department of Transportation issued a notice that they were reconsidering the final determination.

The EPA announced that it and the NHTSA would issue a “new” final determination by April 1, 2018. On April 2, 2018, the EPA announced that the greenhouse gas emission standards for model years 2022 through 2025 would be repealed and replaced with new, presumably less-stringent, standards and that the EPA and NHTSA would jointly commence drafting a new rule that would set new and presumably less stringent CAFÉ standards for these model years. A draft of the rule setting forth new emission standards is expected to be published in 2018 and, after going through the rule-making process, including the solicitation and review of public comments, the rule could take effect as early as January 2019. On May 1, 2018, however, California, along with 16 other states and the District of Columbia filed suit in the U.S. Circuit Court of Appeals for the District of Columbia to oppose the EPA and NHTSA’s decision to repeal and replace the greenhouse gas emission standards.

In addition, in July 2015, the EPA adopted final rules to limit, in relation to greenhouse gas emissions, the use of various hydroflourocarbons (“HFCs”) and HFC-containing refrigerant blends used in motor vehicle air conditioning systems for new vehicles, among other applications. Toyota purchases air conditioning systems from third parties for use in its vehicles. The final rules list HFC-134a, the most widely-used refrigerant in light-duty vehicles worldwide, as unacceptable for use in motor vehicle air conditioning systems in new light-duty vehicles beginning in model year 2021. The final rules also list additional refrigerant blends as unacceptable for use in new light-duty vehicles beginning in model year 2017. Feasible alternatives to these refrigerants that will be prohibited by the rules may be costly or present other risks, such as flammability or other safety concerns.

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

On January 12, 2017, pursuant to the Federal Civil Penalties Inflation Adjustment Act Improvements Act of 2015, the EPA announced changes to penalties for violations on exhaust gas and greenhouse gas emissions.

California Standards

Under the federal Clean Air Act, the State of California is permitted to establish its own vehicle emission control standards if it receives a waiver from the EPA. As a result, the California Air Resources Board (“CARB”) established the Low Emission Vehicle Program and set emission standards for certain regulated pollutants that were phased in beginning in the 2004 model year. Under these standards, most light-duty trucks and passenger vehicles are required to meet the same emission standards, which were stricter than the federal standards. As part of the original Low Emission Vehicle Program, the CARB also required that a specified percentage of a manufacturer’s passenger vehicles and light-duty trucks sold in California for all model years 1998 and after be “zero-emission vehicles” (vehicles producing no emissions of regulated pollutants). This zero-emission vehicles requirement also permitted certain advanced technology vehicles such as PHVs, and alternative fuel vehicles that meet “partial zero-emission vehicles requirements” to be granted partial qualification as EVs or FCVs. The current zero-emission regulations mandate substantial annual increases in the production and sale of EVs, FCVs and PHVs such that, by 2025, the state of California has estimated that approximately 15% of the new vehicles sold in the state would be either zero-emission vehicles or partial zero-emission vehicles. Toyota’s MIRAI qualifies as a zero-emission vehicle. The current Prius PHV qualifies as a partial zero-emission vehicle. Toyota intends to continue to develop additional advanced technologies and alternative fuel technologies that will allow other vehicles to qualify as zero-emission vehicles or partial-zero-emission vehicles.

In January 2012, the CARB adopted the Advanced Clean Cars (“ACC”) program. The ACC program includes new Low-Emission Vehicle regulations that reduce smog-causing pollutants (including nitrogen oxides and particulate matter) and greenhouse gas emissions from cars and light-duty trucks for model years 2015 to 2025, and more stringent zero-emission vehicle regulations which will require increased production of zero-emission vehicles and partial zero-emission vehicles for model years 2018 to 2025. The ACC program also lowers allowable smog-forming particulate emissions to 1 mg/mile or lower, to be phased in beginning with model year 2015.

In February 2010, the CARB had enacted a “deemed to comply” rule that provided that compliance with federal greenhouse gas emission standards for model years 2012 through 2016 and 2017 through 2025 would also satisfy California’s greenhouse gas emissions standards. However on March 14, 2017, in reaction to the EPA Administrator’s and the Department of Transportation Secretary’s decision to reconsider the EPA’s prior final determination to maintain the final rule for greenhouse gas emissions for model years 2022 through 2025, California petitioned the U.S. Court of Appeals for the District of Columbia to protect its interests in the final rule. Moreover, in a March 24, 2017 ACC Midterm Review, the CARB affirmed the ACC program’s requirements, and suggested that its decision to follow the federal final rule might change if the federal standards “were substantially changed.”

On April 2, 2018, upon the EPA and NHTSA’s announcement that it would repeal and replace the greenhouse gas emission standards for model years 2022 through 2025, the CARB stated that, regardless of this federal action, it would not change California’s more stringent standards. On May 1, 2018, California and 16 other states filed suit in the U.S. Circuit Court of Appeals for the District of Columbia to oppose the EPA and NHTSA’s decision to repeal and replace the greenhouse gas emission standards.

Other States’ Standards

The states of New York, Massachusetts, Connecticut, Maine, Maryland, New Jersey, Oregon, Rhode Island and Vermont have adopted regulations substantially similar to California’s zero-emission vehicles requirement. These states, along with Delaware, New Mexico, Pennsylvania, and Washington, have also adopted regulations substantially similar to California’s low emission vehicle and greenhouse gas emission regulations.

Canadian Standards

Canada has established vehicle emission standards equivalent to the federal standards in the United States, including the heightened requirements that became applicable to passenger vehicles and light-duty trucks in model years 2004 and beyond. In addition, in response to the strengthening of the federal greenhouse gas emission standards in the United States applicable to model years 2017 to 2025, Canada finalized equivalent standards in October 2014. Furthermore, certain Canadian provinces are currently considering enacting their own regulations on vehicle emissions of greenhouse gases. On January 11, 2018, the Ministry of Sustainable Development, Environment and the Fight against Climate Change of the Province of Quebec issued regulations on zero-emission vehicles including EVs, FCVs and PHVs, among others. Canada also adopted a more stringent fuel rule, which is based on the fuel rule in the United States, that reduces refineries’ annual average sulfur concentration of gasoline to 10 mg/kg from 2017 with a new addition of credit system to secure compliance.

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

Euro 5 provides for lower emission levels for gasoline and diesel powered vehicles and also extends the manufacturers’ responsibility for emission performance to total vehicle miles of 160 thousand kilometers. The primary focus of Euro 6 is to limit further emissions of diesel powered vehicles and bring them down to a level equivalent to gasoline powered vehicles. In addition, Euro 6 is being implemented in two stages, and beginning with the second stage (September 2017 for passenger vehicles and September 2018 for commercial vehicles), the EU is implementing the Real Driving Emission (“RDE”) regulations, which requires manufactures to conduct on-road emissions tests using portable emissions testers. During the initial phase, which started in January 2016, the RDE tests were used for monitoring purposes. Beginning in September 2017, manufacturers have been required to reduce the divergence between the regulatory limit tested in laboratory conditions and the values of RDE tests. The EU has also decided to implement the Worldwide harmonized Light vehicles Test Procedure (WLTP), which were introduced on September 1, 2017 and will be phased in for all new cars between 2018 and 2019.

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

In an effort to improve the fuel quality in the market, stricter China 5 gasoline and diesel fuel standards have been stipulated in GB17930-2013 and GB19147-2013 to achieve the Level 5 Emissions Regulations, and it has been decided that these standards will be implemented from January 2018. Following that, however, given the accelerated improvement in fuel quality in the market, new China 5 fuel standards (corresponding to Euro 5) have been implemented in 11 provincial capitals in eastern China from January 2016 and nationwide in China from January 2017, as opposed to January 2018 as initially determined. In connection with this, the Ministry of Environmental Protection and the Ministry of Industry and Information Technology issued a directive on the implementation timing of the Level 5 Emissions Regulations, in accordance with which, the implementation started for gasoline-powered passenger vehicles in the 11 provincial capitals from April 2016 and nationwide in China from January 2017, as well as for diesel passenger vehicles nationwide in China pursuant to the regulations of GB18352.5-2013 from January 2018. The next-generation emissions regulations for passenger vehicles, or Level 6 Emissions Regulations (China 6), have been issued as GB18352.6-2016 at the end of 2016, pursuant to which tighter requirements will be implemented in two steps, depending on the regulated subjects and the implementation timing. Specifically, China 6a will apply to all models to be sold or registered in July 2020 and beyond, and China 6b will apply to all models to be sold or registered in July 2023 and beyond. With respect to fuels in the market, the quality standards and the implementation timing for China 6 gasoline fuel and China 6 diesel fuel have been provided in GB17930-2016 and GB19147-2016 so as to keep up with the implementation timing of China 6 emissions regulations.

For heavy-duty diesel-powered commercial vehicles, pursuant to GB17691-2005, Level III Emissions Regulations (China III) apply to models after January 2007. Although Level IV Emissions Regulations (China IV) were to apply to new models after January 2010, and Level V Staged Emissions Regulations (China V) were to apply to new models after January 2012, because the infrastructure to supply sufficient diesel fuel meeting the Level 4 fuel quality standards had yet to be put in place, the implementation of the China IV Emissions Regulations for all models was postponed to July 2013. In connection with such delay, the implementation of the China V Emissions Regulations has been postponed from the original plan and was implemented from July 2017. For heavy-duty gasoline-powered commercial vehicles, pursuant to GB14762-2008, Level III Emissions Regulations (China III) apply to new models after July 2009 and Level IV Emissions Regulations (China IV) apply to new models after July 2012. After the first day the regulation is implemented to a new model, all new models released during the following one-year period also become subject to the regulation. Tightening of the next-generation emissions regulations is currently considered for heavy-duty diesel-powered commercial vehicles and heavy-duty gasoline-powered commercial vehicles.

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

Standards of Other Countries or Regions

Countries or regions other than Japan, the United States, Europe and China are also proactively introducing emissions regulations. Many countries or regions such as Australia, Mexico, the Middle East, Taiwan and Hong Kong, as well as countries in Eastern Europe and Asia, have considered or implemented emissions regulations.

In particular, in India, given the worsening air pollution, in December 2015, the Supreme Court banned the registration of diesel cars with engines that are 2 liters or larger in the National Capital Region, including the Delhi metropolitan area. In August 2016, the ban on registration was lifted on the condition that a deposit equal to 1% of the vehicle’s retail price is to be paid to the Environment Pollution Control Authority. Furthermore, the government accelerated the implementations of BS-6 (equivalent to EURO6) to 2020.

Vehicle Fuel Economy

Japanese Standards

The Act on Rationalizing Energy Use requires automobile manufacturers to improve their vehicles to meet specified fuel economy standards. Fuel economy standards are established according to the types of vehicles specified below, and are required to be met by either fiscal 2011 (April 2010-March 2011), fiscal 2016 (April 2015-March 2016), fiscal 2021 (April 2020-March 2021) or fiscal 2023 (April 2022-March 2023).

Among qualifying passenger vehicles are:

•	Vehicles which are designated in Article 75, Paragraph 1 of the Road Transport Vehicle Act as type-designated vehicles (“type-designated vehicles”) with 10 seats or less using LPG;

•	Type-designated vehicles with 9 seats or less or that are 3.5 tons or less in vehicle weight using gasoline, or type-designated vehicles with 9 seats or less or 10 seats that are 3.5 tons or less in vehicle weight using gas oil;

•	Type-designated vehicles with 11 seats or more that are 3.5 tons or less in vehicle weight using gasoline or gas oil; and

•	Type-designated vehicles with 10 seats or more that are over 3.5 tons in vehicle weight using gas oil, or designated carbon monoxide emission control vehicles (“designated carbon monoxide emission control vehicles”) which are designated in Article 75-3 Paragraph 1 of the Road Transport Vehicle Act.

Among qualifying cargo vehicles are:

•	Type-designated vehicles that are 3.5 tons or less in vehicle weight using gasoline, gas oil or LPG; and

•	Type-designated vehicles that are over 3.5 tons in vehicle weight using gas oil or LPG, or designated carbon monoxide emission control vehicles.

Toyota is promoting the improvement of its vehicles in order to achieve compliance with these standards.

Japan is a signatory to the United Nations Framework Convention on Climate Change and has agreed to take measures to reduce its greenhouse gas emissions. Improved vehicle fuel economy is contributing to the reduction in carbon dioxide emissions.

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

In April 2006, the NHTSA established CAFE standards applicable to light-duty trucks for model year 2008 and beyond. These CAFE standards aimed at shifting the framework from one that used to be advantageous only to compact car manufacturers to one that is fair to full line manufacturers. The requirements were changed so that the CAFE standards are now determined by a sales rate based on vehicle size (measured by the footprint, defined as the size of each vehicle based on the product of wheelbase and tread width) for each manufacturer.

On April 1, 2010, the EPA and the NHTSA issued a joint final rule to reduce the emission of greenhouse gases from passenger vehicles, light-duty trucks and medium-duty passenger vehicles for model years 2012 through 2016. These vehicles were required to meet an estimated combined average emissions level of 250 grams of carbon dioxide per mile, equivalent to 35.5 miles per gallon if the requirements were met through fuel economy standards. The NHTSA also set CAFE standards for passenger vehicles and light-duty trucks that will require manufacturers of those vehicles to meet an estimated combined average fuel economy level of 34.1 miles per gallon in model year 2016. Furthermore, the EPA and the NHTSA joint final rule allows the two agencies and California standards to act in a unified way, and creates a regulatory framework that makes compliance less burdensome for the manufacturers. In addition, in December 2011, the EPA and the NHTSA issued a joint proposed rule to further reduce greenhouse gas emissions and improve fuel economy for passenger vehicles, light-duty trucks and medium-duty passenger vehicles for model years 2017 through 2025. In the rule, which was finalized in August 2012, these vehicles are required to meet an estimated combined average emission level of 163 grams of carbon dioxide per mile in model year 2025, equivalent to 54.5 miles per gallon if these requirements are met through improvements in fuel economy standards. At the same time, the NHTSA also issued CAFE standards for passenger vehicles and light-duty trucks that would require manufacturers to meet an estimated combined average fuel economy level of 49.6 miles per gallon in model year 2025. As discussed above, however, on April 2, 2018, the EPA announced that the greenhouse gas emission standards for model years 2022 through 2025 would be repealed and replaced with new, presumably less-stringent standards, and that the EPA and NHTSA would jointly commence drafting a new rule that would set new and presumably less stringent CAFÉ standards for these model years. On May 1, 2018, California and 16 other states filed suit in the U.S. Circuit Court of Appeals for the District of Columbia to oppose the EPA and NHTSA’s decision to repeal and replace the standards. Whatever the outcome of the EPA and NHTSA’s new rule making efforts or the related litigation, Toyota will continue to strive to meet applicable fuel economy standards by further developing fuel-efficient technology, alternative fuel technology and other advanced technology.

In April 2018, the NHTSA reviewed the penalties on nonconformity of CAFE standards and proposed to re-impose a fine of $5.5 for each inadequate fuel economy level of 0.1 mile per gallon and invited comments from the general public on the Federal Register.

In addition, the Energy Tax Act of 1978 imposes a “gas guzzler” tax on automobiles with a fuel economy rating below specified levels.

European Standards

In February 2014, the European Parliament and Council reduced the average carbon dioxide emissions target for light commercial vehicles to 147 grams per kilometer beginning in 2020. In March 2014, the European Parliament and Council reduced the average carbon dioxide emissions target for passenger vehicles to 95 grams per kilometer beginning in 2021. 95% of each manufacturer’s new cars must comply with this new standard by 2020. Penalties apply to those manufacturers who fail to meet their targets, in amounts corresponding to the degree of shortfall. Manufacturers failing to meet their targets incur penalties of between €5 and €95 per each gram of carbon dioxide per kilometer shortfall for each non-compliant vehicle, and such penalties will rise to €95 in 2019 and beyond. The relevant legislation requested the European Commission to conduct a review by 2015 and, if appropriate, propose new targets for the period beyond 2020, including possibly setting a 2025 target. In November 2017, the European Commission proposed new carbon dioxide standards for cars and light commercial vehicles for the period after 2020. Average emissions of the EU fleet of new cars and vans in 2025 are proposed to be 15% lower than in 2021, reduced further to 30% lower than in 2021 by 2030.

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

Chinese Standards

Fuel consumption regulations are being implemented pursuant to the Chinese National Standards (“GB”), and the manufacture and sale of vehicle models not meeting these regulations are prohibited. For light-duty passenger vehicles, pursuant to GB19578-2004, Level 1 Fuel Consumption Regulations apply to new models after July 2005 and Level 2 Fuel Consumption Regulations apply to new models after January 2008. These regulations determine the consumption standards that apply depending on the mass of the applicable vehicle and set forth a method for determining whether each model has met the regulation. GB27999-2011 was then issued to further strengthen fuel consumption regulations from 2012 and beyond. In these Level 3 Fuel Consumption Regulations for passenger vehicles, the regulation framework was substantially revised, such as the introduction of new regulations requiring automobile manufacturers to meet standards of corporate average fuel consumption across models in addition to existing regulations requiring each model to meet consumption standards. Furthermore, in order to achieve the national target for average fuel efficiency for 2020, the following more stringent fuel consumption regulations have been enacted and enforced. First, GB19578-2014, which has been enacted to strengthen regulations for each model, is being applied to new models after January 2016. Second, GB27999-2014, which has been enacted as Level 4 Fuel Consumption Regulations for passenger vehicles to strengthen corporate average regulations, has been in effect since 2016. In addition, Level 5 Fuel Consumption Regulations for passenger vehicles are being examined as more stringent next-generation fuel consumption regulations. For light-duty commercial vehicles, pursuant to GB20997-2007, Level 2 Fuel Consumption Regulations apply to new models after February 2008, Level 1 Fuel Consumption Regulations apply to all vehicles after January 2009, and Level 2 Fuel Consumption Regulations apply to all models after January 2011. In addition, in an effort to further strengthen fuel consumption regulations, GB20997-2015 was enacted, which further applied Level 3 Fuel Consumption Regulations to all new vehicles from January 2018 and is currently being enforced.

With respect to large commercial vehicles, pursuant to QC/T924-2011, Level 1 Fuel Consumption Regulations for large vehicles apply to new vehicles from July 2012, and pursuant to the subsequent enactment of GB30510-2014, Level 2 Fuel Consumption Regulations apply to new vehicles from July 2014 and are currently being enforced. In addition, in an effort to further strengthen fuel consumption regulations, GB30510-2018 was enacted, pursuant to which Level 3 Fuel Consumption Regulations are scheduled to be applied to new vehicles from July 2019.

Standards of Other Countries or Regions

As momentum gathers to increase energy security and prevent global warming, other countries or regions in addition to Japan, the United States, Europe and China are moving to introduce fuel consumption regulations, and Korea, Mexico, Brazil, Taiwan, India, Saudi Arabia and Canada have already decided to introduce or implemented fuel consumption regulations. Australia is also considering the introduction of new regulations to reduce average carbon dioxide emissions by vehicles. Toyota predicts that this trend will spread to other countries, and in the future many nations will consider new regulations related to fuel consumption and carbon dioxide.

Vehicle Safety

Japanese Standards

In Japan, efforts have been made since 1998 to bring Japanese standards in line with the regulations of the United Nations Economic Commission for Europe (“UN”).

With respect to standards that were previously brought in line with the UN regulations, under the Japanese standards regarding seat belts, the range of vehicles and seats requiring the fitting of seatbelt reminder devices that warn the driver when seat belts are not fastened has been expanded; such requirements will become applicable in stages, starting in September 2020. Standards for compressed natural gas vehicles and liquid natural gas vehicles will apply to new models beginning in March 2020 and to existing models still in production beginning in March 2021. Standards for approaching vehicle audible systems apply to new models beginning from March 2018 and to existing models still in production beginning in October 2020. With respect to standards that are scheduled to be newly brought in line with the UN regulations, the standards for accident emergency call devices will apply to new vehicles fitted with the devices from January 2020 and to existing models still in production from July 2021. Standards for ISOFIX attachment devices will be separated from the standards for seat belt attachment, and apply as new standards to new vehicles from July 2018.

Furthermore, unique to Japan, guidelines for emergency driving stop systems (evacuate to road shoulder type) were established. The enhancement of visibility standards for rearward and surrounding area, as well as the standardization of measures relating to brake override systems, the strengthening of anti-spinal injury measures and anti-drunk driving measures are currently under consideration.

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

In December 2015, the Fixing America’s Surface Transportation (“FAST”) Act was signed into law. The FAST Act increased the maximum civil penalty that NHTSA can collect for violations of applicable safety laws from $35 million to $105 million. In connection with recalls of defective vehicles, the FAST Act expanded the free remedy that manufacturers must provide car owners from applying to cars up to 10 years old to applying to cars up to 15 years old.

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

European Standards

In October 2010, CARS 21 was resumed in order to proceed with the realization of the “2020 Strategy” (CARS 2020) by the European Commission that aims for high-level, sustainable and comprehensive growth, and the CARS 21 final report was issued in June 2012. The final report addresses issues facing the widespread adoption of electrified vehicles, including charging infrastructure in the EU, establishing battery requirements, adopting seat belt reminder devices for all seats, connection of alcohol interlock devices to vehicles, adopting speed management devices, establishing safety requirements for micro urban mobility, strengthening safety regulation to protect the vulnerable from collisions and the possibility of regulation in connection with preventative safety technology. In November 2012, “CARS 2020: Action Plan for a competitive and sustainable automotive industry in Europe” was issued based on the final report. The action plan is built on four core concepts, and within these concepts it discusses enhancement of road safety, improving the market conditions within the EU and the implementation of smart regulations. Each item is given a target date and is to be monitored going forward.

Fitting of emergency call systems (“eCall”) became mandatory for new vehicles from the end of March 2018 for light-duty passenger vehicles and light-duty commercial vehicles using the framework of “Whole Vehicle Type Approval.” New regulations regarding eCall have also been enacted by the United Nations, and these are scheduled to come into effect in July 2018. These regulations will be enacted in conjunction with the building of infrastructure such as communication bases in the different member states of the EU for the receipt and handling of eCalls.

In March 2015, the European Commission published a final report on the benefit and feasibility of a range of new safety technologies. Currently, a process to revise the General Safety Regulation (EC) No 661/2009 and

Regulation (EC) No 78/2009 with regards to pedestrian protection is ongoing. Amendments to certain UN regulations for individual matters that are to be strengthened through regulations are in progress at the United Nations, while other matters are likely to be considered within the EU. In most cases, the strengthened regulations will apply to new vehicle models from 2020-2021 and to registered vehicles from 2022-2023, although target date of the regulations vary for each matter. Matters to be strengthened include requirement for installation of AEB to small cars, LKAS to small cars, driver monitoring systems, ESS and EDR, as well as TPMS regulations, expansion of application of regulations on collision, strengthening of regulations on pedestrian protection and requirement for installation of camera monitoring system.

In 2016, the European Commission’s proposal regarding major amendments to the WVTA, including a strengthening of type approval process (e.g. enabling access to software algorithm) with the market surveillance requirements (addition of auditing authority by the European Commission), strengthening of auditing of technical service, clarification of recall requirements and increased surveillance of cars already in circulation, was submitted. In May 2018, the European Parliament and Council adopted this proposal.

In addition, GEAR2030 (the High Level Group on the Competitiveness and Sustainable Growth of the Automotive Industry in the European Union) was established in January 2016 as a successor body of the CARS2020, deliberations were conducted at the European Commission and each member state, as well as among high-level related stakeholders, for strengthening the competitiveness of the automobile value chain in Europe by 2030, and the final report was issued in October 2017. The final report discussed the importance of the simplification of the existing and future regulatory framework and its implementation, specific measures addressing automated and connected vehicles, the creation of a EU type-approval framework for the certification of automated driving vehicles and the implementation of the ITS Directive and its delegated regulations by each member state. Going forward, detailed strategies will be deliberated based on the final report.

United Nations Regulations

The 1958 Agreement (“Agreement Concerning the Adoption of Uniform Technical Prescriptions for Wheeled Vehicles, Equipment and Parts which can be Fitted and/or be Used on Wheeled Vehicles and the Conditions for Reciprocal Recognition of Approvals Granted on the Basis of These Prescriptions”) was originally based on the European regulations, but the UN Regulations are developing as an established international law, and Japan, Thailand, Malaysia and Egypt as well as other countries outside the EU have become members after the amendment in 1995, and many other countries are expected to join in the future. The countries bound by the 1958 Agreement have incorporated the UN Regulations into their own domestic policies (The EU and Japan have directly included the UN Regulations into their domestic legislations). While automotive parts and vehicle systems are regulated by the UN regulations, there are currently no regulations with respect to Whole Vehicle Type Approval (WVTA) such as those in Europe. Japan proposed legislation establishing International Whole Vehicle Type Approval (IWVTA) under the United Nations in 2016, and the proposal was adopted as UN Regulation No. 0 (“R0”) in November 2017. IWVTA is expected to take effect in July 2018 (although the mutual recognition of IWVTA will not take place) and to be implemented with the mutual recognition in April 2019. Although this IWVTA, which was created as a first step, is incomplete, it is significant because it creates a framework that enables the reciprocal recognition of whole vehicles. Work will continue to formulate a complete IWVTA system in the future. If a complete IWVTA is formulated, integration of global approval administrative regulations of each country and simplification of vehicle construction regulations are expected.

An amendment to the 1958 Agreement has been considered in order to establish R0 (IWVTA). The bill of such amendment to the 1958 Agreement was passed in June 2016 and came into effect in September 2017. Such amendment will increase the flexibility of the regulations, enabling approvals to be granted for the old series of regulations according to the needs of the signatory countries to the 1958 Agreement. The percentage of required votes for voting in connection with proposed UN regulations will also be considered and the 1958 Agreement is expected to become fairer. Such amendment to the 1958 Agreement is expected to make the 1958 Agreement more attractive to countries that are not currently party to the 1958 Agreement, and aims to increase the number of signatory countries.

With the United Nations currently debating the regulation of automated driving vehicles, a requirement relating to automatically commanded steering functions will be added to Regulation No. 79 (steering equipment); in addition, there will be consideration of horizontal regulation for advanced automated driving vehicles (as related initiatives, new fields including data storage, periodic inspections, cyber security and software updates are also being examined).

The 1998 Agreement (“Agreement Concerning the Establishing of Global Technical Regulations for Wheeled Vehicles, Equipment and Parts which can be Fitted and/or be Used on Wheeled Vehicles”) is a U.S.-led agreement that aims to harmonize technical regulations, and defines each regulation as a Global Technical Regulation (“GTR”). At present, there are around 20 regulations in total. Potential future proposals are being examined in order to include more regulations. Potential future proposals include advanced automated driving vehicles, cyber security, EDR, AEBS and LKAS. The countries bound by the 1998 agreement are required to incorporate the GTRs into their domestic laws. The parties to the 1998 agreement include the United States, Canada, China and India, which are not parties to the 1958 agreement, so GTRs will also influence those countries.

Chinese Standards

Vehicle safety regulations in China were drafted with reference to the UN regulations and cover almost the same matters as the UN regulations. However, recently, these regulations also include unique provisions which take into account the distinctive characteristics of the Chinese market environment and the progress of technological development in China and there are increasing number of legislations that differ from the latest UN regulations or other international standards. As for future safety regulations, standards related to batteries, motors, the charging of EVs and data communication are currently being planned.

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

Environmental Matters

Japanese Standards

Toyota’s automotive operations in Japan are subject to substantial environmental regulation under laws such as the Air Pollution Control Act the Water Pollution Prevention Act, the Noise Regulation Act and the Vibration Control Act. Under these laws, if a business entity establishes or alters any facility that is regulated by these laws, the business entity is required to give prior notice to regulators, and if a business entity discharges, uses or stores substances that are environmental burdens or causes noise or vibration from such facility, the business entity is also required to comply with the applicable standards. Toyota is also subject to local regulations, which in some cases impose more stringent obligations than the Japanese central government requirements. Toyota has complied with these regulations. Under the Waste Management and Public Cleansing Act, producers of industrial waste must dispose of industrial waste in the manner prescribed in the same act. Toyota has also complied with the same act.

The Soil Contamination Countermeasures Act of Japan requires that land owners conduct contamination testing and submit a report at the time they cease to use hazardous substances, such as in connection with the sale of a former factory, or if there is a possibility of health hazards due to land contamination. If it is found that land contamination exceeds a certain level, the relevant prefectural authority designates the area considered to be contaminated and orders the land owner to take necessary measures. Toyota is suitably managing its land in accordance with the same law. In addition, under the Act on Recycling, etc. of End-of-Life Vehicles, vehicle manufacturers are required to take back and recycle specified materials (automotive shredder residues, air bags and fluorocarbons) of end-of-life vehicles and the provisions concerning such obligations of vehicle manufacturers became effective in January 2005. Toyota has coordinated with relevant parties to establish a vehicle take-back and recycle system throughout Japan. As a result, in fiscal 2018, Toyota achieved a recycling/recovery rate of 98% for automobile shredder residue (the legal requirement being 70%) and 94% for air bags (the legal requirement being 85%) and reached the targets set forth in this law.

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

Toyota expects growing pressure in the next several years to further reduce emissions from motor vehicles and manufacturing facilities.

European Standards

In October 2000, the European Union brought into effect a directive that requires member states to promulgate regulations implementing the following:

•	automotive manufacturers shall bear all or a significant part of the costs for taking back end-of-life vehicles sold after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, this requirement became applicable to vehicles put on the market before July 1, 2002 as well;

•	automotive manufacturers may not use certain hazardous materials in vehicles sold after July 1, 2003;

•	type-approved vehicle models put on the market after December 15, 2008 shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or re-use as material or energy to a minimum of 95% by weight per vehicle; and

•	end-of-life vehicles must meet actual re-use and/or recycling of 80% and re-use and/or recovery of 85%, respectively, of vehicle weight by 2006, and must meet respectively to 85% and 95% by 2015.

Laws to implement this directive have come into effect in each of the EU member states. Even now, there are uncertainties surrounding the implementation of the applicable regulations in different EU member states, particularly regarding automotive manufacturer responsibilities and resultant expenses that may be incurred.

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

Toyota believes that environmental regulatory requirements have not had a material adverse effect on its operations. However, compliance with environmental regulations and standards has increased costs and is expected to lead to higher costs in the future. Therefore, Toyota recognizes that effective environmental cost management will become increasingly important. Moreover, innovation and leadership in the area of environmental protection are becoming increasingly important to remain competitive in the market. As a result, Toyota has proceeded with the development and production of environmentally friendly technologies, such as hybrid vehicles, FCVs and high fuel efficiency, low emission engines.

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

Disclosure of Iranian Activities under Section 13(r) of the Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions, or dealings relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction. Pursuant to Section 13(r), Toyota is disclosing the following information.

During the fiscal year ended March 31, 2018:

•	Toyota Kirloskar Motor Private Limited, a majority-owned subsidiary of Toyota, sold one Toyota vehicle to the Iranian Embassy in India.

This activity contributed approximately ¥5 million in gross revenues and an insignificant amount in net profit to Toyota. Toyota believes that this transaction would not subject it or its affiliates to U.S. sanctions. As this time, Toyota Kirloskar Motor Private Limited intends to cease conducting the activity described above.

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

Toyota is promoting research and development into the early commercialization of next generation environmentally friendly, energy-efficient and safe-vehicle technology. Toyota is also moving forward with the development of innovative technologies such as electrification, connected vehicles and automated driving so as to realize a mobility society of the future that enables everyone to enjoy freedom of movement beyond the conventional concept of vehicles. To this end, Toyota is focusing on the following areas:

•	further improvements in hybrid technologies, including in functions and cost, and contributions to the environment through advancements;

•	improvement in internal combustion engine fuel economy technology as well as improvement in technology in connection with more stringent emission standards;

•	development of EVs, FCVs and other alternative fuel vehicles;

•	development of advanced safety technology designed to promote driving and vehicle safety;

•	automated driving technologies; and

•	connected car technologies.

For a detailed discussion of the company’s research and development infrastructure, see “Operating and Financial Review and Prospects — Research and Development, Patents and Licenses.”

Components and Parts, Raw Materials and Sources of Supply

Toyota purchases parts, components, raw materials, equipment and other supplies from multiple competing suppliers located around the world. Toyota works closely with its suppliers to pursue optimal procurement. Toyota believes that this policy encourages technological innovation, cost reduction and other measures to strengthen its vehicle competitiveness. Toyota plans to continue purchases based on the same principle and does not anticipate any difficulty in obtaining stable supplies in the foreseeable future.

Because Toyota had more than 50 overseas operations in 26 countries and regions as of March 31, 2018, procurement of parts and components is being carried out not only locally in the country of the production site but also from third countries. As a result, the distribution network has become increasingly complex. In order to realize timely and efficient distribution while minimizing costs, Toyota is promoting efforts to optimize each stage of the supply-chain. To this end, Toyota has developed a standardized system of global distribution and is supporting the operation of the system at each production base. The use of the global distribution system aims at implementing parts procurement that meets changes in vehicle production in a timely manner. These varying efforts, combined together, have led to maximized customer satisfaction, as well as to building a good working relationship with Toyota’s suppliers.

Toyota aims to share information and collaborate among the procurement divisions in each of the regions throughout the world in order to procure parts and materials from the most competitive suppliers among Toyota factories located in various areas worldwide. At the same time, Toyota carries out streamlining efforts together with suppliers in each country in order to achieve sustainable growth. Toyota has been working on cost reduction measure, referred to as RR-CI and VA activities. Through RR-CI activities, which are conducted in conjunction with TNGA, Toyota aims to ensure cost competitiveness through such means as thorough localization, sharing parts and components and manufacturing reforms, together with producing products matching customers’ needs in each region and vehicle category, and reinforcing activities from a medium- to long-term perspective as the third phase of RR-CI. Toyota has been continuously working on VA (value analysis) activities for the various types of vehicles already on sale in collaboration with in-house vehicle companies. In addition, Toyota has been working on the TNGA to achieve sweeping advances in basic performance and product appeal of parts and units as well as seeking cost reductions by sharing more parts and implementing manufacturing reforms.

In 2017, market prices of raw materials generally increased; the impact of OPEC’s coordinated production cut, for example, resulted in higher prices for crude oil and naptha-related products, and the impact of environmental regulations enacted by the government of China resulted in higher prices for aluminum. The direction of prices is still unforeseeable and Toyota is continually promoting cost reduction efforts, such as reducing the amount of raw materials it uses.

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

Capital Expenditures and Divestitures

Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2015 and March 31, 2018, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in technology and products by Toyota Motor Corporation	1,011.6	Japan	Internal funds, financing from issuance of bonds, etc.

Investment primarily in technology and products by Hino Motors, Ltd.	129.3	Japan	Internal funds
Investment primarily in technology and products by Toyota Motor Kyushu, Inc.	101.0	Japan	Internal funds
Investment primarily in technology and products by Toyota Auto Body Co., Ltd.	73.0	Japan	Internal funds
Investment primarily in technology and products by Daihatsu Motor Co., Ltd.	53.0	Japan	Internal funds

Outside of Japan
Investment primarily to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	267.7	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Thailand Co., Ltd.	134.9	Thailand	Internal funds
Investment primarily to establish office facilities by Toyota Motor North America, Inc.	113.2	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing Canada Inc.	93.1	Canada	Internal funds
Investment primarily to promote localization by PT. Toyota Motor Manufacturing Indonesia	86.5	Indonesia	Borrowings
Investment primarily to promote localization by Toyota do Brazil Ltda.	75.5	Brazil	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing, Indiana, Inc.	59.7	United States	Internal funds
Investment primarily to promote localization by Toyota Argentina S.A.	50.5	Argentina	Borrowings
Investment primarily to promote localization by Toyota Motor Europe NV/SA	42.7	Belgium	Internal funds
Investment primarily in leased automobiles by Toyota Motor Credit Corporation	6,619.0	United States	Internal funds, financing from issuance of bonds, etc.

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2018 and March 2019, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in manufacturing facilities by Toyota Motor Corporation	396.4	Japan	Internal funds

Outside of Japan

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing Canada Inc.	83.1	Canada	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Indiana, Inc.	54.3	United States	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Europe NV/SA	53.4	Belgium	Internal funds

Investment primarily in manufacturing facilities by Toyota do Brazil Ltda.	42.2	Brazil	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Mississippi, Inc.	39.5	United States	Internal funds

Set forth below is additional information with respect to Toyota’s material plans to construct, expand or improve its facilities.

In Mexico, Toyota plans to increase production capacity at its Baja California factory from 100 thousand units to 160 thousand units in 2018 and to build a new plant in 2019. In the U.S., Toyota plans to construct a new joint-manufacturing plant with Mazda in 2021. In China, Toyota launched a third plant in Guangzhou in 2018. Tianjin FAW Toyota Motor Co., Ltd. also constructed a new production line to replace an aging existing line in June 2018. At the beginning of 2019, Toyota plans to launch a new plant in Malaysia dedicated to passenger vehicles with annual production capacity of 50,000 cars.

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

Legal Proceedings

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. In March 2014, Toyota entered into a Deferred Prosecution Agreement (“DPA”) to resolve an investigation by the U.S. Attorney for the Southern District of New York (“SDNY”) related to unintended acceleration in certain of its vehicles. The DPA provided for an independent monitor to review and assess policies and procedures relating to Toyota’s safety communications process, its process for sharing vehicle accident information internally and its process for preparing and sharing certain technical reports. In August 2017, the DPA and the monitorship terminated, and in October 2017, the criminal charge that had been filed in connection with the DPA was dismissed.

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

Toyota has been named as a defendant in 33 economic loss class action lawsuits in the United States, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. Toyota has reached a settlement with the plaintiffs in the United States economic loss class actions. While the court approved the settlement on October 31, 2017, objectors have filed appeals, which have not yet been resolved. Toyota and other automakers have also been named in certain class actions filed in Mexico, Canada, Australia and Israel, as well as some other actions by states or territories of the United States. Those actions have not been settled and are being litigated.

Toyota self-reported a process gap in fulfilling certain emissions defect information reporting requirements of the U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board, including updates on its repair completion rates for recalled emissions components and certain other reports concerning emissions related defects. Toyota is involved in discussions with the EPA and the SDNY’s Civil Division on this reporting issue. These agencies have requested certain follow-up information regarding this reporting issue, and Toyota is cooperating with the request.

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

4.C ORGANIZATIONAL STRUCTURE

As of March 31, 2018, Toyota Motor Corporation had 299 Japanese subsidiaries and 307 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership interest and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
Toyota Financial Services Corporation	Japan	100.00	100.00
Hino Motors, Ltd.	Japan	50.21	50.30
Toyota Motor Kyushu, Inc.	Japan	100.00	100.00
Daihatsu Motor Co., Ltd.	Japan	100.00	100.00
Toyota Finance Corporation	Japan	100.00	100.00
Misawa Homes Co., Ltd.	Japan	51.00	51.23
Toyota Auto Body Co., Ltd.	Japan	100.00	100.00
Toyota Motor East Japan, Inc.	Japan	100.00	100.00
Daihatsu Motor Kyushu Co., Ltd.	Japan	100.00	100.00
Toyota Motor Engineering & Manufacturing North America, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00	100.00
Toyota Motor North America, Inc.	United States	100.00	100.00
Toyota Motor Credit Corporation	United States	100.00	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Texas, Inc.	United States	100.00	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00	100.00
Toyota Motor Manufacturing de Baja California, S. de R.L. de C.V.	Mexico	100.00	100.00
Toyota Motor Manufacturing Canada Inc.	Canada	100.00	100.00
Toyota Credit Canada Inc.	Canada	100.00	100.00
Toyota Canada Inc.	Canada	51.00	51.00
Toyota Motor Europe NV/SA	Belgium	100.00	100.00
Toyota Motor Manufacturing France S.A.S.	France	100.00	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00	100.00
Toyota Motor Manufacturing (UK) Ltd.	United Kingdom	100.00	100.00
Toyota Financial Services (UK) PLC	United Kingdom	100.00	100.00
Toyota Motor Manufacturing Turkey Inc.	Turkey	90.00	90.00
OOO “TOYOTA MOTOR”	Russia	100.00	100.00
Toyota Motor (China) Investment Co., Ltd.	China	90.00	90.00
Toyota Motor Finance (China) Co., Ltd.	China	100.00	100.00
Toyota Kirloskar Motor Pvt. Ltd.	India	89.00	89.00
P.T. Astra Daihatsu Motor	Indonesia	61.75	61.75
P.T. Toyota Motor Manufacturing Indonesia	Indonesia	95.00	95.00
Toyota Motor Asia Pacific Pte Ltd.	Singapore	100.00	100.00
Toyota Leasing (Thailand) Co., Ltd.	Thailand	86.84	86.84
Toyota Motor Thailand Co., Ltd.	Thailand	86.43	86.43
Toyota Daihatsu Engineering & Manufacturing Co., Ltd.	Thailand	100.00	100.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00	100.00
Toyota Finance Australia Ltd.	Australia	100.00	100.00
Toyota Argentina S.A.	Argentina	100.00	100.00
Toyota do Brasil Ltda.	Brazil	100.00	100.00
Toyota South Africa Motors (Pty) Ltd.	South Africa	100.00	100.00

4.D PROPERTY, PLANTS AND EQUIPMENT

As of March 31, 2018, Toyota and its affiliated companies produced automobiles and related components through more than 50 overseas manufacturing organizations in 26 countries and regions besides Japan. The facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Thailand, China, Taiwan, India, Indonesia, South Africa, Argentina and Brazil.

In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities and research and development facilities.

The following table sets forth information, as of March 31, 2018, with respect to Toyota’s principal facilities and organizations, all of which are owned by Toyota Motor Corporation or its subsidiaries. However, small portions, all under approximately 20%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Land Area (thousand square meters)	Number of Employees	Principal Products or Functions
Japan (Toyota Motor Corporation)
Tahara Plant	Tahara City, Aichi Pref.	4,029	7,237	Automobiles
Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	3,569	24,051	Research and Development
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref.	2,037	3,144	Research and Development
Motomachi Plant	Toyota City, Aichi Pref.	1,593	7,578	Automobiles
Takaoka Plant	Toyota City, Aichi Pref.	1,312	4,199	Automobiles
Tsutsumi Plant	Toyota City, Aichi Pref.	937	5,111	Automobiles
Kamigo Plant	Toyota City, Aichi Pref.	868	2,996	Automobile parts
Kinu-ura Plant	Hekinan City, Aichi Pref.	836	3,030	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	551	2,028	Automobile parts
Nagoya Office	Nagoya City, Aichi Pref.	3	2,333	Office

Japan (Subsidiaries)
Hino Motors, Ltd.	Hino City, Tokyo, etc.	6,256	12,705	Automobiles
Daihatsu Motor Co., Ltd.	Ikeda City, Osaka, etc.	7,820	11,446	Automobiles
Toyota Motor Kyushu, Inc.	Miyawaka City, Fukuoka Pref., etc.	1,940	7,807	Automobiles
Toyota Auto Body Co., Ltd.	Kariya City, Aichi Pref., etc.	2,261	11,191	Automobiles
Toyota Motor East Japan, Inc.	Kurokawa-gun, Miyagi Pref., etc.	2,576	7,192	Automobiles

Outside Japan (Subsidiaries)
Toyota Motor Manufacturing, Kentucky, Inc.	Kentucky, U.S.A.	5,161	8,162	Automobiles
Toyota Motor Thailand Co., Ltd.	Samutprakan, Thailand	4,414	10,182	Automobiles
Toyota Motor Sales, U.S.A., Inc.	California, U.S.A.	3,276	5,510	Sales facilities
Toyota Motor Manufacturing Canada, Inc.	Ontario, Canada	4,752	7,589	Automobiles
Toyota Motor North America, Inc.	Texas, U.S.A.	724	1,812	Office

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

As of March 31, 2018, property, plant and equipment having a net book value of approximately ¥658.7 billion was pledged as collateral securing indebtedness incurred by Toyota Motor Corporation’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.

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

Overview

The business segments of Toyota include automotive operations, financial services operations and all other operations. Automotive operations are Toyota’s most significant business segment, accounting for 88% of Toyota’s total revenues before the elimination of intersegment revenues for fiscal 2018. Toyota’s primary markets based on vehicle unit sales for fiscal 2018 were: Japan (25.2%), North America (31.3%), Europe (10.8%) and Asia (17.2%).

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

During fiscal 2018, for the automotive industry, markets have remained stable in the developed countries and expanded in China, but have slowed down in some resource-rich countries. Meanwhile, there have been movements in different countries and regions to tighten existing regulations or introduce new regulations for the reduction of greenhouse gases, including compulsory quotas for the sale of electrified vehicles.

The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market based on location of customers for the past three fiscal years.

	Thousands of units
	Year Ended March 31,
	2016	2017	2018
Japan	2,059	2,274	2,255
North America	2,839	2,837	2,806
Europe	844	925	968
Asia	1,345	1,588	1,543
Other*	1,594	1,347	1,392

Overseas total	6,622	6,697	6,709

Total	8,681	8,971	8,964

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

During fiscal 2017, Toyota’s consolidated vehicle unit sales in Japan increased primarily as a result of the active introduction of new products and the efforts of dealers nationwide. During fiscal 2018, although vehicle unit sales in Japan decreased compared to the previous fiscal year, for fiscal 2017 and fiscal 2018, the Toyota and Lexus brands’ market share excluding mini-vehicles in Japan was 47.8% and 46.9%, and the market share (including Daihatsu and Hino brands) including mini-vehicles was a record high of 45.0% and 44.4%, each remaining at a high level as a result of the efforts of dealers nationwide, consistent with fiscal 2016. Overseas consolidated vehicle unit sales increased as a whole during fiscal 2017, due mainly to increases in Asia and Europe, despite a decrease in the Middle East, and vehicle unit sales increased as a whole during fiscal 2018, due mainly to increases in Europe and Other.

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

Toyota’s total finance receivables increased during fiscal 2018 mainly due to an increase in retail receivables. Also, vehicles and equipment on operating leases, net decreased during fiscal 2018 mainly due to the unfavorable impact of fluctuations in foreign currency translation rates.

The following table provides information regarding Toyota’s finance receivables and operating leases in the past two fiscal years.

	Yen in millions
	March 31,
	2017	2018
Finance Receivables
Retail	11,453,352	11,995,174
Finance leases	1,265,882	1,460,600
Wholesale and other dealer loans	3,281,142	3,281,427

	16,000,376	16,737,201
Deferred origination costs	172,298	181,764
Unearned income	(804,591)	(919,967)
Allowance for credit losses
Retail	(104,354)	(103,457)
Finance leases	(23,962)	(28,817)
Wholesale and other dealer loans	(30,896)	(36,800)

	(159,212)	(169,074)

Total finance receivables, net	15,208,871	15,829,924
Less – Current portion	(6,196,649)	(6,348,306)

Noncurrent finance receivables, net	9,012,222	9,481,618

Operating Leases
Vehicles	6,105,527	6,124,699
Equipment	13,096	13,373
Less – Deferred income and other	(152,044)	(203,679)

	5,966,579	5,934,393
Less – Accumulated depreciation	(1,263,774)	(1,352,840)
Less – Allowance for credit losses	(18,889)	(15,013)

Vehicles and equipment on operating leases, net	4,683,916	4,566,540

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

The fluctuations in funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs increased during fiscal 2017 and fiscal 2018, mainly as a result of higher interest rates.

Toyota launched its credit card business in Japan in April 2001. As of March 31, 2017, Toyota had 14.9 million cardholders, an increase of 0.6 million cardholders compared with March 31, 2016. As of March 31, 2018, Toyota had 15.3 million cardholders, an increase of 0.4 million cardholders compared with March 31, 2017. Credit card receivables as of March 31, 2017 increased by ¥26.0 billion from March 31, 2016 to ¥409.6 billion, and that as of March 31, 2018 increased by ¥23.1 billion from March 31, 2017 to ¥432.7 billion.

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

Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles. In calendar 2016 and 2017, Toyota produced 76.5% and 75.9%, respectively, of its non-domestic sales outside Japan. In North America, 75.9% and 71.1% of vehicles sold in calendar 2016 and 2017, respectively, were produced locally. In Europe, 75.2% and 81.5% of vehicles sold in calendar 2016 and 2017, respectively, were produced locally. Localizing production enables Toyota to locally purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.

Toyota also enters into foreign currency transactions and other hedging instruments to address a portion of its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations, which in some years can be significant. See notes 21 and 27 to the consolidated financial statements for additional information.

Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income attributable to Toyota Motor Corporation. A strengthening of the

Japanese yen against other currencies has the opposite effect. In fiscal 2017, the Japanese yen was on average stronger against the U.S. dollar in comparison to the previous fiscal year, but in fiscal 2018, was on average weaker against the U.S. dollar in comparison to the previous fiscal year. At the end of each of fiscal 2017 and 2018, the Japanese yen was stronger against the U.S. dollar in comparison to the end of fiscal 2016 and 2017, respectively. In fiscal 2017, the Japanese yen was on average stronger against the euro in comparison to the previous fiscal year, but in fiscal 2018, was on average weaker against the euro in comparison to the previous fiscal year. The Japanese yen was at the end of fiscal 2017 stronger against the euro in comparison to the end of fiscal 2016, but was at the end of fiscal 2018 weaker against the euro in comparison to the end of fiscal 2017. See further discussion in “Quantitative and Qualitative Disclosures about Market Risk — Market Risk Disclosures — Foreign Currency Exchange Rate Risk”.

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

	Yen in millions
	Year ended March 31,
	2016	2017	2018
Japan	8,588,437	8,798,903	9,273,672
North America	10,822,772	10,033,419	10,347,266
Europe	2,507,292	2,517,601	2,940,243
Asia	4,475,623	4,279,617	4,497,374
Other*	2,008,994	1,967,653	2,320,955

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Results of Operations — Fiscal 2018 Compared with Fiscal 2017

	Yen in millions
	Year ended March 31,		2018 v. 2017 Change
	2017	2018	Amount	Percentage
Net revenues:
Japan	14,830,868	16,024,844	1,193,976	8.1%
North America	10,239,091	10,574,410	335,319	3.3
Europe	2,681,039	3,185,224	504,185	18.8
Asia	4,819,821	5,148,139	328,318	6.8
Other*	2,161,074	2,453,299	292,225	13.5
Intersegment elimination/unallocated amount	(7,134,700)	(8,006,406)	(871,706)	—

Total	27,597,193	29,379,510	1,782,317	6.5
Operating income (loss):
Japan	1,202,245	1,659,918	457,673	38.1
North America	311,194	138,899	(172,295)	(55.4)
Europe	(12,244)	75,026	87,270	—
Asia	435,179	433,199	(1,980)	(0.5)
Other*	58,694	112,663	53,969	91.9
Intersegment elimination/unallocated amount	(696)	(19,843)	(19,147)	—

Total	1,994,372	2,399,862	405,490	20.3
Operating margin	7.2%	8.2%	1.0%
Income before income taxes and equity in earnings of affiliated companies	2,193,825	2,620,429	426,604	19.4
Net margin from income before income taxes and equity in earnings of affiliated companies	7.9%	8.9%	1.0%
Equity in earnings of affiliated companies	362,060	470,083	108,023	29.8
Net income attributable to Toyota Motor Corporation	1,831,109	2,493,983	662,874	36.2
Net margin attributable to Toyota Motor Corporation	6.6%	8.5%	1.9%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Net Revenues

Toyota had net revenues for fiscal 2018 of ¥29,379.5 billion, an increase of ¥1,782.3 billion, or 6.5%, compared with the prior fiscal year. The increase resulted mainly from the ¥770.0 billion favorable impact of fluctuations in foreign currency translation rates and the ¥670.0 billion impact of changes in vehicle unit sales and sales mix.

The table below shows Toyota’s net revenues from external customers by product category and by business.

	Yen in millions
	Year ended March 31,		2018 v. 2017 Change
	2017	2018	Amount	Percentage
Vehicles	21,540,563	22,631,201	1,090,638	5.1%
Parts and components for overseas production	468,214	498,802	30,588	6.5
Parts and components for after service	1,955,781	2,044,104	88,323	4.5
Other	1,067,671	1,173,122	105,451	9.9

Total Automotive	25,032,229	26,347,229	1,315,000	5.3
All Other	781,267	1,073,047	291,780	37.3

Total sales of products	25,813,496	27,420,276	1,606,780	6.2
Financial Services	1,783,697	1,959,234	175,537	9.8

Total	27,597,193	29,379,510	1,782,317	6.5%

Toyota’s net revenues include net revenues from sales of products, consisting of net revenues from automotive operations and all other operations, which increased by 6.2% during fiscal 2018 compared with the prior fiscal year to ¥27,420.2 billion, and net revenues from financial services operations which increased by 9.8% during fiscal 2018 compared with the prior fiscal year to ¥1,959.2 billion. The increase in net revenues from sales of products is mainly due to the favorable impact of fluctuations in foreign currency translation rates and the impact of changes in vehicle unit sales and sales mix.

The following table shows the number of financing contracts by geographic region at the end of fiscal 2018 and 2017, respectively.

	Number of financing contracts in thousands
	Year ended March 31,		2018 v. 2017 Change
	2017	2018	Amount	Percentage
Japan	1,977	2,103	126	6.4%
North America	5,394	5,465	71	1.3
Europe	1,019	1,112	93	9.1
Asia	1,575	1,672	97	6.2
Other*	786	846	60	7.6

Total	10,751	11,198	447	4.2%

*	“Other” consists of Central and South America, Oceania and Africa.

Geographically, net revenues (before the elimination of intersegment revenues) for fiscal 2018 increased by 8.1% in Japan, 3.3% in North America, 18.8% in Europe, 6.8% in Asia, and 13.5% in Other compared with the prior fiscal year. Excluding the impact of changes in the Japanese yen values used for translation purposes of ¥770.0 billion, net revenues in fiscal 2018 would have increased by 8.1% in Japan, 0.7% in North America, 8.0% in Europe, 2.5% in Asia, and 10.4% in Other compared with the prior fiscal year.

The following is a discussion of net revenues in each geographic market (before the elimination of intersegment revenues).

Japan

	Thousands of units
	Year ended March 31,		2018 v. 2017 Change
	2017	2018	Amount	Percentage
Toyota’s consolidated vehicle unit sales*	4,000	4,137	137	3.4%
* including number of exported vehicle unit sales

	Yen in millions
	Year ended March 31,		2018 v. 2017 Change
	2017	2018	Amount	Percentage
Net revenues:
Sales of products	14,705,518	15,893,465	1,187,947	8.1%
Financial services	125,350	131,379	6,029	4.8

Total	14,830,868	16,024,844	1,193,976	8.1%

Toyota’s domestic and exported vehicle unit sales increased by 137 thousand vehicles compared with the prior fiscal year and net revenues in Japan increased. For fiscal 2017 and 2018, exported vehicle unit sales were 1,726 thousand units and 1,882 thousand units, respectively.

North America

	Thousands of units
	Year ended March 31,		2018 v. 2017 Change
	2017	2018	Amount	Percentage
Toyota’s consolidated vehicle unit sales	2,837	2,806	(31)	(1.1)%

	Yen in millions
	Year ended March 31,		2018 v. 2017 Change
	2017	2018	Amount	Percentage
Net revenues:
Sales of products	8,951,333	9,173,277	221,944	2.5%
Financial services	1,287,758	1,401,133	113,375	8.8

Total	10,239,091	10,574,410	335,319	3.3%

Net revenues in North America increased due primarily to the favorable impact of fluctuations in foreign currency translation rates despite vehicle unit sales decreasing by 31 thousand vehicles compared with the prior fiscal year.

Europe

	Thousands of units
	Year ended March 31,		2018 v. 2017 Change
	2017	2018	Amount	Percentage
Toyota’s consolidated vehicle unit sales	925	968	43	4.7%

	Yen in millions
	Year ended March 31,		2018 v. 2017 Change
	2017	2018	Amount	Percentage
Net revenues:
Sales of products	2,588,968	3,074,396	485,428	18.7%
Financial services	92,071	110,828	18,757	20.4

Total	2,681,039	3,185,224	504,185	18.8%

Net revenues in Europe increased due primarily to the favorable impact of fluctuations in foreign currency translation rates and the 43 thousand vehicle increase in vehicle unit sales compared with the prior fiscal year. The vehicle unit sales increased due mainly to strong sales of C-HR and hybrid vehicles.

Asia

	Thousands of units
	Year ended March 31,		2018 v. 2017 Change
	2017	2018	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,588	1,543	(45)	(2.8)%

	Yen in millions
	Year ended March 31,		2018 v. 2017 Change
	2017	2018	Amount	Percentage
Net revenues:
Sales of products	4,689,774	4,996,339	306,565	6.5%
Financial services	130,047	151,800	21,753	16.7

Total	4,819,821	5,148,139	328,318	6.8%

Net revenues in Asia increased due primarily to the favorable impact of fluctuations in foreign currency translation rates despite vehicle unit sales decreasing by 45 thousand compared with the prior fiscal year.

Other

	Thousands of units
	Year ended March 31,		2018 v. 2017 Change
	2017	2018	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,347	1,392	45	3.3%

	Yen in millions
	Year ended March 31,		2018 v. 2017 Change
	2017	2018	Amount	Percentage
Net revenues:
Sales of products	1,996,087	2,270,150	274,063	13.7%
Financial services	164,987	183,149	18,162	11.0

Total	2,161,074	2,453,299	292,225	13.5%

Net revenues in Other increased due primarily to the 45 thousand vehicle increase in vehicle unit sales compared with the prior fiscal year. The increase in vehicle unit sales was due mainly to strong sales of Hilux and Etios in Central and South America.

Operating Costs and Expenses

	Yen in millions
	Year ended March 31,		2018 v. 2017 Change
	2017	2018	Amount	Percentage
Operating costs and expenses
Cost of products sold	21,543,035	22,600,474	1,057,439	4.9%
Cost of financing operations	1,191,301	1,288,679	97,378	8.2
Selling, general and administrative	2,868,485	3,090,495	222,010	7.7

Total	25,602,821	26,979,648	1,376,827	5.4%

Yen in millions
2018 v. 2017 Change
Changes in operating costs and expenses:
Effect of changes in vehicle unit sales and sales mix	600,000
Effect of fluctuation in foreign currency translation rates	505,000
Effect of increase of cost of financing operations	61,300
Effect of cost reduction efforts	(165,000)
Effect of decrease of miscellaneous costs and others	(60,000)
Other	435,527

Total	1,376,827

Operating costs and expenses increased by ¥1,376.8 billion, or 5.4%, to ¥26,979.6 billion during fiscal 2018 compared with the prior fiscal year. This increase resulted from the ¥600.0 billion impact of changes in vehicle unit sales and sales mix, the ¥505.0 billion unfavorable impact of fluctuations in foreign currency translation rates, the ¥61.3 billion increase in cost of financing operations (excluding the effect of fluctuation in foreign currency translation rates), and the ¥435.5 billion increase in other, partially offset by the ¥165.0 billion impact of cost reduction efforts, and the ¥60.0 billion decrease of miscellaneous costs and others.

The decrease in miscellaneous costs and others was due mainly to the ¥300.0 billion decrease in product quality related expenses, partially offset by the ¥75.0 billion increase in labor costs, the ¥50.0 billion increase in depreciation expenses and the ¥90.0 billion increase in other various costs. “Other” includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest.

The decrease in product quality related expenses was due mainly to a decrease in provisions for recalls and other safety measures resulting from a decrease in actual payments during fiscal 2018. See note 13 to the consolidated financial statements for further discussion.

Cost Reduction Efforts

During fiscal 2018, continued cost reduction efforts together with suppliers contributed to a reduction of operating costs and expenses by ¥165.0 billion. This was due to ¥120.0 billion in cost reduction efforts concerning design related costs due mainly to ongoing value engineering activities, and ¥45.0 billion in cost reduction efforts at plants and logistics departments.

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

Cost of Products Sold

Cost of products sold increased by ¥1,057.4 billion, or 4.9%, to ¥22,600.4 billion during fiscal 2018 compared with the prior fiscal year. The increase resulted mainly from the impact of changes in vehicle unit sales and sales mix, as well as the unfavorable impact of fluctuations in foreign currency translation rates, the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest, and the increase in depreciation expenses and labor costs, partially offset by the decrease in product quality related expenses and the impact of cost reduction efforts.

Cost of Financing Operations

Cost of financing operations increased by ¥97.3 billion, or 8.2%, to ¥1,288.6 billion during fiscal 2018 compared with the prior fiscal year. The increase resulted mainly from the unfavorable impact of fluctuations in foreign currency translation rates.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥222.0 billion, or 7.7%, to ¥3,090.4 billion during fiscal 2018 compared with the prior fiscal year. This increase mainly reflected the impact of changes in vehicle unit sales and sales mix, the unfavorable impact of fluctuations in foreign currency translation rates, and the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest.

Operating Income

Yen in millions
2018 v. 2017 Change
Changes in operating income and loss:
Effect of changes in exchange rates	265,000
Effect of cost reduction efforts	165,000
Effect of decrease of miscellaneous costs and others	60,000
Effect of marketing activities	(100,000)
Other	15,490

Total	405,490

Toyota’s operating income increased by ¥405.4 billion, or 20.3%, to ¥2,399.8 billion during fiscal 2018 compared with the prior fiscal year. This increase was due mainly to the ¥265.0 billion favorable impact of changes in foreign currency exchange rates, the ¥165.0 billion impact of cost reduction efforts, and the ¥60.0 billion decrease in miscellaneous costs and others, partially offset by the ¥100.0 billion impact of marketing activities. The decrease in miscellaneous costs and others was due to the ¥300.0 billion decrease in product quality related expenses, partially offset by the ¥75.0 billion increase in labor costs, the ¥50.0 billion increase in depreciation expenses and the ¥90.0 billion increase in other various costs.

Marketing efforts and marketing activities include changes in vehicle unit sales and sales mix, sales expenses and other. “Other” includes valuation gains and losses from interest rate swaps etc.

From fiscal 2017, the effect of changes in exchange rates includes translational impacts concerning operating income of overseas subsidiaries and concerning provisions in foreign currencies at the end of the fiscal year. During fiscal 2018, the positive effect of changes in exchange rates includes ¥25.0 billion in translational impacts concerning operating income of overseas subsidiaries (North America ¥5.0 billion and Asia ¥20.0 billion) and ¥25.0 billion in translational impacts concerning provisions in foreign currencies at the end of the fiscal year.

During fiscal 2018, operating income (before elimination of intersegment profits) compared with the prior fiscal year increased by ¥457.6 billion, or 38.1%, in Japan, ¥87.2 billion in Europe, ¥53.9 billion, or 91.9%, in Other, and decreased by ¥172.2 billion, or 55.4%, in North America, and ¥1.9 billion, or 0.5%, in Asia.

The following is a description of operating income in each geographic market.

Japan

Yen in millions
2018 v. 2017 Change
Changes in operating income and loss:
Effect of changes in exchange rates	260,000
Effect of cost reduction efforts	140,000
Effect of increase of miscellaneous costs and others	(35,000)
Effect of marketing efforts	85,000
Other	7,673

Total	457,673

North America

Yen in millions
2018 v. 2017 Change
Changes in operating income and loss:
Effect of changes in exchange rates	20,000
Effect of decrease of miscellaneous costs and others	30,000
Effect of marketing activities	(245,000)
Other	22,705

Total	(172,295)

Europe

Yen in millions
2018 v. 2017 Change
Changes in operating income and loss:
Effect of changes in exchange rates	(5,000)
Effect of cost reduction efforts	20,000
Effect of decrease of miscellaneous costs and others	85,000
Effect of marketing activities	(5,000)
Other	(7,730)

Total	87,270

Asia

Yen in millions
2018 v. 2017 Change
Changes in operating income and loss:
Effect of changes in exchange rates	(25,000)
Effect of cost reduction efforts	15,000
Effect of marketing efforts	15,000
Other	(6,980)

Total	(1,980)

Other

Yen in millions
2018 v. 2017 Change
Changes in operating income and loss:
Effect of changes in exchange rates	15,000
Effect of cost reduction efforts	(10,000)
Effect of marketing efforts	50,000
Other	(1,031)

Total	53,969

Other Income and Expenses

Interest and dividend income increased by ¥20.5 billion, or 12.9%, to ¥179.5 billion during fiscal 2018 compared with the prior fiscal year.

Interest expense decreased by ¥1.7 billion, or 6.0%, to ¥27.5 billion during fiscal 2018 compared with the prior fiscal year.

Foreign exchange gain (loss), net decreased by ¥10.9 billion, or 32.5%, to ¥22.6 billion during fiscal 2018 compared with the prior fiscal year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated assets and liabilities recognized through transactions in foreign currencies translated at prevailing exchange rates and the value at the date the transaction settled during the fiscal year, including those settled using forward foreign currency exchange contracts, or the value translated by appropriate year-end exchange rates. The ¥10.9 billion decrease in foreign exchange gain (loss), net was due mainly to the losses recorded in fiscal 2018 resulting from the Japanese yen being stronger against foreign currencies at the dates of settlement of the foreign currency trade accounts receivable than at the dates of the transactions.

Other income, net increased by ¥9.7 billion, or 26.9%, to ¥45.9 billion during fiscal 2018 compared with the prior fiscal year.

Income Taxes

The provision for income taxes decreased by ¥124.4 billion, or 19.8%, to ¥504.4 billion during fiscal 2018 compared with the prior fiscal year. This decrease was due mainly to revaluation of deferred tax assets and liabilities resulting from the Tax Cuts and Jobs Act of 2017 of the United States. The effective tax rate for fiscal 2018 was 19.2%.

Net Income Attributable to Noncontrolling Interests and Equity in Earnings of Affiliated Companies

Net income attributable to noncontrolling interests decreased by ¥3.7 billion, or 3.9%, to ¥92.1 billion during fiscal 2018 compared with the prior fiscal year. This decrease was due mainly to a decrease during fiscal 2018 in net income attributable to the shareholders of consolidated subsidiaries.

Equity in earnings of affiliated companies during fiscal 2018 increased by ¥108.0 billion, or 29.8%, to ¥470.0 billion compared with the prior fiscal year. This increase was due mainly to an increase during fiscal 2018 in net income attributable to the shareholders of affiliated companies accounted for by the equity method.

Net Income Attributable to Toyota Motor Corporation

Net income attributable to the shareholders of Toyota Motor Corporation increased by ¥662.8 billion, or 36.2%, to ¥2,493.9 billion during fiscal 2018 compared with the prior fiscal year.

Net income attributable to common shareholders during fiscal 2018 is ¥2,481.6 billion, which is derived by deducting dividends and accretion to Model AA Class Shares of ¥12.2 billion from net income attributable to Toyota Motor Corporation.

Other Comprehensive Income and Loss

Other comprehensive income and loss decreased by ¥235.3 billion to losses of ¥205.2 billion for fiscal 2018 compared with the prior fiscal year. This decrease resulted from unfavorable foreign currency translation adjustment losses of ¥118.9 billion in fiscal 2018 compared with losses of ¥52.4 billion in the prior fiscal year due mainly to appreciation of the yen against the U.S. dollar, from unrealized holding losses on securities in fiscal 2018 of ¥96.5 billion compared with losses of ¥8.0 billion in the prior fiscal year due mainly to changes in prices of marketable securities in stock exchange markets, and from pension liability adjustment gains in fiscal 2018 of ¥21.7 billion compared with gains of ¥92.8 billion in the prior fiscal year due mainly to changes in fair value of plan assets.

Segment Information

The following is a discussion of the results of operations for each of Toyota’s operating segments. The amounts presented are prior to intersegment elimination.

	Yen in millions
	Year ended March 31,		2018 v. 2017 Change
	2017	2018	Amount	Percentage
Automotive:
Net revenues	25,081,847	26,397,940	1,316,093	5.2%
Operating income	1,692,973	2,011,135	318,162	18.8
Financial Services:
Net revenues	1,823,600	2,017,008	193,408	10.6
Operating income	222,428	285,546	63,118	28.4
All Other:
Net revenues	1,321,052	1,646,118	325,066	24.6
Operating income	81,327	100,812	19,485	24.0
Intersegment elimination/unallocated amount:
Net revenues	(629,306)	(681,556)	(52,250)	—
Operating income	(2,356)	2,369	4,725	—

Automotive Operations Segment

The automotive operations segment is Toyota’s largest operating segment by net revenues. Net revenues for the automotive segment increased during fiscal 2018 by ¥1,316.0 billion, or 5.2%, to ¥26,397.9 billion compared with the prior fiscal year. The increase mainly reflects the ¥710.0 billion favorable impact of fluctuations in foreign currency translation rates and the ¥670.0 billion favorable impact of changes in vehicle unit sales and sales mix.

Operating income from the automotive operations increased by ¥318.1 billion, or 18.8%, to ¥2,011.1 billion during fiscal 2018 compared with the prior fiscal year. This increase in operating income was due mainly to the ¥265.0 billion favorable impact of changes in foreign currency exchange rates, ¥165.0 billion impact of cost reduction efforts, and the ¥60.0 billion decrease in miscellaneous costs and others, partially offset by the ¥150.0 billion impact of marketing activities.

The decrease in miscellaneous costs and others was due mainly to the ¥300.0 billion decrease in product quality related expenses, partially offset by the ¥75.0 billion increase in labor costs, the ¥50.0 billion increase in depreciation expenses and the ¥90.0 billion increase in other various costs. The impact of marketing activities was due primarily to the increase in sales incentives in North America.

Financial Services Operations Segment

Net revenues for the financial services operations increased during fiscal 2018 by ¥193.4 billion, or 10.6%, to ¥2,017.0 billion compared with the prior fiscal year. This increase was primarily due to the ¥60.0 billion favorable impact of fluctuations in foreign currency translation rates.

Operating income from financial services operations increased by ¥63.1 billion, or 28.4%, to ¥285.5 billion during fiscal 2018 compared with the prior fiscal year. This increase was due primarily to the increase in financing volume and the decrease in expenses related to credit losses and residual value losses, in sales finance subsidiaries.

All Other Operations Segment

Net revenues for Toyota’s other operations segments increased by ¥325.0 billion, or 24.6%, to ¥1,646.1 billion during fiscal 2018 compared with the prior fiscal year.

Operating income from Toyota’s other operations segments increased by ¥19.4 billion, or 24.0%, to ¥100.8 billion during fiscal 2018 compared with the prior fiscal year.

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

Despite the unfavorable impact of fluctuations in foreign currency translation rates, net revenues in Europe increased due primarily to the 81 thousand vehicle increase in vehicle unit sales compared with the prior fiscal year. The vehicle unit sales increased due mainly to strong sales of new models such as C-HR and RAV4.

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

Operating Costs and Expenses

	Yen in millions
	Year ended March 31,		2017 v. 2016 Change
	2016	2017	Amount	Percentage
Operating costs and expenses
Cost of products sold	21,456,086	21,543,035	86,949	0.4%
Cost of financing operations	1,149,379	1,191,301	41,922	3.6
Selling, general and administrative	2,943,682	2,868,485	(75,197)	(2.6)

Total	25,549,147	25,602,821	53,674	0.2%

Yen in millions
2017 v. 2016 Change
Changes in operating costs and expenses:
Effect of changes in vehicle unit sales and sales mix	1,060,000
Effect of fluctuation in foreign currency translation rates	(1,470,000)
Effect of increase of cost of financing operations	174,000
Effect of cost reduction efforts	(440,000)
Effect of increase of miscellaneous costs and others	729,674

Total	53,674

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

Toyota accrues for costs of recalls and other safety measures, as well as product warranty cost described above, as a component of cost of sales. Toyota generally measures such “liabilities for recalls and other safety measures” at the time of vehicle sales comprehensively by aggregate sales of various models in a certain period by geographical regions. However, when circumstances warrant, Toyota measures “liabilities for a particular recall or other safety measure” using an individual model when they are probable and reasonably estimable. While there is no difference in the calculation method among geographical regions, Toyota believes it is reasonable to calculate the liabilities by geographical regions because of factors such as varying labor costs among geographical regions.

The portion of “liabilities for the costs of recalls and other safety measures” recorded in the balance sheet comprehensively is calculated by deducting the “accumulated amount of repair cost paid” from the “expected liability for the cost of recalls and other safety measures”. As such, this liability is evaluated every period based on new data and are adjusted as appropriate. Toyota calculates these liabilities for units sold in the current period and each of the past 10 fiscal years, and aggregates such liabilities in determining the final liability amount.

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

Factors that may cause a difference between the amount accrued comprehensively at the time of vehicle sale and actual payment on individual recalls and other safety measures mainly include actual cost of recalls and safety measures during the period being significantly different from the accumulated amount of repair cost paid per unit (generally comprised of parts and labor) and the actual pattern of payment occurrence during the period being significantly different from the pattern of the payment occurrence in the past, which is considered as part of our estimation process for future recalls and other safety measures.

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

Yen in millions
Effect on the allowance for credit losses as of March 31, 2018
10 percent change in frequency of occurrence or expected severity of loss	4,781

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

Yen in millions
Effect on the residual value losses over the remaining terms of the operating leases on and after April 1, 2018
1 percent increase in vehicle return rate	4,462
1 percent increase in end-of-term market values	15,299

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

The two most critical assumptions impacting the calculation of pension costs and obligations are the discount rates and the expected rates of returns on plan assets. Toyota determines the discount rates mainly based on the rates of high quality fixed income bonds or fixed income governmental bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. Toyota determines the expected rates of return for pension assets after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions. A weighted-average discount rate of 0.7% domestically and 4.0% overseas and a weighted-average expected rate of return on plan assets of 2.4% domestically and 6.0% overseas were used in calculating Toyota’s consolidated pension costs for fiscal 2018. Also, a weighted-average discount rate of 0.7% domestically and 3.9% overseas were used in calculating Toyota’s consolidated pension obligations for fiscal 2018.

Sensitivity analysis

The following table illustrates the effects of assumed changes in weighted-average discount rates and the weighted-average expected rate of return on plan assets, which Toyota believes are critical estimates in determining pension costs and obligations, assuming all other assumptions are consistent.

	Yen in millions
	Domestic		Overseas
	Effect on pre-tax income for the year ended March 31, 2019	Effect on obligations for the year ended March 31, 2018	Effect on pre-tax income for the year ended March 31, 2019	Effect on obligations for the year ended March 31, 2018
Discount rates
0.5% decrease	(10,458)	167,996	(7,172)	129,227
0.5% increase	9,249	(147,854)	6,368	(109,454)
Expected rate of return on plan assets
0.5% decrease	(8,064)		(4,077)
0.5% increase	8,064		4,077

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

Marketable Securities and Investments in Affiliated Companies

Toyota’s accounting policy is to record a write-down of such investments to fair value when a decline in fair value below the carrying value is other-than-temporary. In determining if a decline in value is other-than-temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota’s ability and intent to retain its investment in the company for a period of time sufficient to allow for any anticipated recovery in fair value.

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

Outlook

As for the future automotive market, developed countries are expected to remain steady while emerging countries are expected to expand gradually on the back of economic recovery and other factors. Meanwhile, the automotive industry is facing the time of profound transformation that could happen only once in a hundred years in response to increasing serious environmental issues and other social challenges, technological innovation such as automated driving, connected vehicles and robotics which adopts the rapidly evolving technology of artificial intelligence, and diversification of lifestyles. Taking the foregoing external factors into account, Toyota expects that net revenues for fiscal 2019 will decrease compared with fiscal 2018 due mainly to an unfavorable impact of fluctuations in foreign currency translation rates. Toyota expects that operating income will decrease in fiscal 2019 compared with fiscal 2018 due mainly to the effect of marketing activities, partially offset by a favorable impact of cost reduction efforts and a decrease in miscellaneous costs. Toyota expects that income before income taxes and equity in earnings of affiliated companies and net income attributable to Toyota Motor Corporation will also decrease in fiscal 2019.

For the purposes of this outlook discussion, Toyota is assuming an average exchange rate of ¥105 to the U.S. dollar and ¥130 to the euro. Exchange rate fluctuations can materially affect Toyota’s operating results. In particular, a strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota’s operating results. See “Operating and Financial Review and Prospects — Operating Results — Overview — Currency Fluctuations” for further discussion.

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

In fiscal 2019, Toyota expects to sufficiently fund its capital expenditures and research and development activities through cash and cash equivalents on hand, and cash generated by operations. Toyota will use its funds for the development of environment technologies, maintenance and replacement of manufacturing facilities, and the introduction of new products. See “Information on the Company — Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures for fiscal 2016, 2017 and 2018, and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota funds its financing programs for customers and dealers, including loans and leasing programs, from both cash generated by operations and borrowings by its sales finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.

Net cash provided by operating activities increased by ¥795.7 billion to ¥4,210.0 billion for fiscal 2018, compared with ¥3,414.2 billion for fiscal 2017.

The increase was primarily attributable to the ¥405.4 billion increase in operating income. Results of operations are recorded on an accrual basis and are therefore different from cash provided or used in operating activities. Other than the operating income increase, net cash provided by operating activities increased primarily due to the ¥359.7 billion increase in income taxes payable, resulting mainly from increased income before income taxes and equity in earnings of affiliated companies.

Net cash provided by operating activities decreased by ¥1,046.6 billion to ¥3,414.2 billion for fiscal 2017, compared with ¥4,460.8 billion for fiscal 2016.

The decrease was primarily attributable to the ¥859.5 billion decrease in operating income. Results of operations are recorded on an accrual basis and are therefore different from cash provided or used in operating activities. Other than the operating income decrease, net cash provided by operating activities decreased primarily due to the ¥239.6 billion increase in accrued trade receivables, resulting mainly from increased revenue from sales of after-service parts and components.

Net cash used in investing activities increased by ¥690.1 billion to ¥3,660.0 billion for fiscal 2018, compared with ¥2,969.9 billion for fiscal 2017. The increase was primarily attributable to the ¥374.2 billion increase in investments and other assets and the ¥303.4 billion increase in finance receivables.

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

Net cash used in financing activities increased by ¥73.9 billion to ¥449.1 billion for fiscal 2018, compared with ¥375.1 billion for fiscal 2017. The increase was primarily attributable to the ¥606.7 billion increase in payments of long-term debt, partially offset by the ¥256.1 billion decrease in repurchase and reissuance of treasury stock, and the ¥190.4 billion increase in financing of long-term debt.

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

Total capital expenditures for property, plant and equipment, excluding vehicles and equipment on operating leases, were ¥1,291.1 billion during fiscal 2018, an increase of 5.5% from the ¥1,223.8 billion in total capital expenditures during the prior fiscal year. This increase was due primarily to an increase in investments in Japan.

Total capital expenditures for vehicles and equipment on operating leases were ¥2,307.5 billion during fiscal 2018, a decrease of 0.4% from the ¥2,317.5 billion in total capital expenditures during the prior fiscal year. This decrease was due primarily to a decrease in investments in the financial services operations.

Toyota expects investments in property, plant and equipment, excluding vehicles and equipment on operating leases, to be approximately ¥1,370.0 billion during fiscal 2019.

Cash and cash equivalents were ¥3,052.2 billion as of March 31, 2018. Most of Toyota’s cash and cash equivalents are held in Japanese yen or in U.S. dollars. In addition, time deposits were ¥901.2 billion and marketable securities were ¥1,768.3 billion as of March 31, 2018.

Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, increased during fiscal 2018 by ¥53.8 billion, or 0.5%, to ¥10,803.4 billion.

Trade accounts and notes receivable, less allowance for doubtful accounts increased during fiscal 2018 by ¥103.6 billion, or 4.9%, to ¥2,219.5 billion. This increase was due mainly to increased revenue from sales in the fourth quarter of fiscal 2018.

Inventories increased during fiscal 2018 by ¥151.1 billion, or 6.3%, to ¥2,539.7 billion. This increase was due mainly to the increase in vehicle inventories at foreign subsidiaries.

Total finance receivables, net increased during fiscal 2018 by ¥621.0 billion, or 4.1%, to ¥15,829.9 billion. This increase was due mainly to the increase in the lending balance in the financial services operations. As of March 31, 2018, finance receivables were geographically distributed as follows: in North America 55.7%, in Asia 12.3%, in Europe 12.1%, in Japan 8.2% and in Other 11.7%.

Marketable securities and other securities investments, including those included in current assets, increased during fiscal 2018 by ¥266.1 billion, or 2.8%, reflecting the purchases of marketable securities and other securities investments.

Property, plant and equipment increased during fiscal 2018 by ¥70.5 billion, or 0.7%, primarily reflecting the increase in the capital expenditures.

Accounts and notes payable increased during fiscal 2018 by ¥20.2 billion, or 0.8%. This increase was due mainly to the impact of fluctuation in the price of materials and parts.

Accrued expenses decreased during fiscal 2018 by ¥33.5 billion, or 1.1%. This decrease was due mainly to the fluctuations in foreign currency translation rates.

Income taxes payable increased during fiscal 2018 by ¥238.7 billion, or 106.8%. This increase was due mainly to the increase in income before income taxes and equity in earnings of affiliated companies.

Toyota’s total borrowings increased during fiscal 2018 by ¥191.8 billion, or 1.0%. Toyota’s short-term borrowings consist of loans with a weighted-average interest rate of 2.14% and commercial paper with a weighted-average interest rate of 1.65%. Short-term borrowings increased during fiscal 2018 by ¥201.2 billion, or 4.1%, to ¥5,154.9 billion. Toyota’s long-term debt consists of unsecured and secured loans, medium-term notes, unsecured and secured notes etc. with weighted-average interest rates ranging from 0.94% to 7.90%, and maturity dates ranging from 2018 to 2046. The current portion of long-term debt decreased during fiscal 2018 by ¥104.1 billion, or 2.4%, to ¥4,186.2 billion and the non-current portion increased by ¥94.7 billion, or 1.0%, to ¥10,006.3 billion. The increase in total borrowings resulted mainly from the increasing demand for financing associated with the increase in the lending balance. As of March 31, 2018, approximately 48% of long-term debt was denominated in U.S. dollars, 11% in Japanese yen, 10% in Euros, 9% in Australian dollars, 6% in Canadian dollars, and 16% in other currencies. Toyota hedges interest rate risk exposure of fixed-rate borrowings by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.

As of March 31, 2018, Toyota’s total interest bearing debt was 103.3% of Toyota Motor Corporation shareholders’ equity, compared with 109.4% as of March 31, 2017.

The following table provides information for credit rating of Toyota’s short-term borrowing and long-term debt from rating agencies, Standard & Poor’s Ratings Group (S&P), Moody’s Investors Services (Moody’s), and Rating and Investment Information, Inc. (R&I), as of May 31, 2018. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

	S&P	Moody’s	R&I
Short-term borrowing	A-1+	P-1	—
Long-term debt	AA-	Aa3	AA+

Toyota’s unfunded pension liabilities of Japanese plans decreased during fiscal 2018 by ¥40.1 billion, or 9.0%, to ¥406.4 billion. The liabilities of foreign plans increased during fiscal 2018 by ¥14.7 billion, or 5.5%, to ¥282.4 billion. The unfunded amounts will be funded through future cash contributions by Toyota or in some cases will be settled on the retirement date of each covered employee. The decrease in unfunded pension liabilities of the Japanese plans reflects mainly an increase in plan assets that resulted from an increase in stock prices. See note 20 to the consolidated financial statements for further discussion.

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

Toyota’s research and development expenditures were approximately ¥1,064.2 billion in fiscal 2018, ¥1,037.5 billion in fiscal 2017, and ¥1,055.6 billion in fiscal 2016.

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

Toyota established Toyota Research Institute, Inc. (“TRI”) in January 2016 to accelerate research and development of artificial intelligence technology, which has significant potential to support future industrial technologies. In July 2017, Toyota Research Institute, Inc. invested $100 million to launch a venture capital fund designed to provide financing to startup companies, and is making investments in newly established promising startup companies in the four areas of artificial intelligence, robotics, autonomous mobility, and data and cloud technology.

In Japan, Toyota established a new company, Toyota Research Institute-Advanced Development (“TRI-AD”), in March 2018 to further accelerate its efforts in advanced development for automated driving technology. Its key objectives include creating a smooth software pipeline from research to commercialization, leveraging data-handling capabilities, strengthening collaboration in development within the Toyota group, including TRI, to accelerate development, and recruiting and employing top-level engineers globally, while cultivating and coordinating strong talent within the Toyota group.

The following table provides information on Toyota’s principal research and development facilities.

Facility	Principal Activity
Japan
Toyota Technical Center	Product planning, style, design and evaluation
Higashi-Fuji Technical Center	Advanced research and development
Tokyo Design Research & Laboratory	Research of advanced styling designs
Toyota Research Institute-Advanced Development (TRI-AD)	Development of artificial intelligence technology with a focus on automated driving technology
Shibetsu Proving Ground	Vehicle testing and evaluation
Toyota Central R&D Labs., Inc.	Basic research
United States
Toyota Motor Engineering and Manufacturing North America, Inc.	North American production and product planning, upper body planning, evaluation
Calty Design Research, Inc.	Design
Toyota Research Institute of North America (TRI-NA)	Advanced research relating to “energy and environment,” “safety” and “mobility infrastructure”
Toyota Research Institute, Inc.	Research and development of artificial intelligence technology
Europe
Toyota Motor Europe NV/SA	Upper body planning for European production, evaluation and advanced research
Toyota Europe Design Development S.A.R.L.	Design
Toyota Motorsport GmbH	Development of motor sports vehicles
Asia Pacific
Toyota Daihatsu Engineering and Manufacturing Co., Ltd.	Upper body planning for Australian and Asian production and evaluation
China
Toyota Motor Engineering and Manufacturing (China) Co., Ltd.	Research of new, low-energy vehicle technology, vehicle evaluation and quality assurance in China
FAW Toyota Research & Development Co., Ltd	Design and evaluation of vehicles manufactured in China
GAC Toyota Motor Co., Ltd. R&D Center	Design and evaluation of vehicles manufactured in China

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

In addition, Toyota wishes to contribute to sustainable mobility by promoting the spread of technologies with environmental and safety benefits. This is why Toyota takes an open stance to patent licensing and grants licenses when appropriate terms are met. For example, in March 2010, Toyota and Mazda entered into a licensing agreement regarding the supply of hybrid system technology.

For a further discussion of Toyota’s intellectual property, see “Information on the Company — Business Overview — Intellectual Property.”

5.D TREND INFORMATION

For a discussion of the trends that affect Toyota’s business and operating results, see “— Operating Results” and “— Liquidity and Capital Resources.”

5.E OFF-BALANCE SHEET ARRANGEMENTS

Toyota uses its securitization program as part of its funding through special purpose entities for its financial services operations. Toyota is considered as the primary beneficiary of these special purpose entities and therefore consolidates them. Toyota has not entered into any off-balance sheet securitization transactions during fiscal 2018.

Lending Commitments

Credit Facilities with Credit Card Holders

Toyota’s financial services operations issue credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holder’s requests up to the limits established on an individual holder’s basis. Although loans made to customers through these facilities are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥202.7 billion as of March 31, 2018.

Credit Facilities with Dealers

Toyota’s financial services operations maintain credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota evaluates the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operations also provide financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota’s outstanding credit facilities with dealers totaled ¥2,486.5 billion as of March 31, 2018.

Guarantees

Toyota enters into certain guarantee contracts with its dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match the maturity of installment payments, and as of

March 31, 2018, ranged from one month to 35 years. However, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of March 31, 2018 is ¥2,830.7 billion. Liabilities for these guarantees of ¥6.9 billion have been provided as of March 31, 2018. Under these guarantee contracts, Toyota is entitled to recover any amounts paid by it from the customers whose obligations it guaranteed.

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

The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2018.

	Yen in millions
	Total	Payments Due by Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:
Short-term borrowings (note 12)
Loans	1,254,444	1,254,444	—	—	—
Commercial paper	3,900,469	3,900,469	—	—	—
Long-term debt* (note 12)	14,172,025	4,180,481	5,242,051	3,846,409	903,084
Estimated amount of interest expense on long-term debt	901,074	293,609	340,749	124,221	142,495
Capital lease obligations (note 23)	20,626	5,796	4,807	2,671	7,352
Non-cancelable operating lease obligations (note 23)	76,849	14,296	20,797	15,650	26,106
Commitments for the purchase of property, plant, other assets and services (note 24)	368,483	166,716	74,527	84,946	42,294

Total	20,693,970	9,815,811	5,682,931	4,073,897	1,121,331

*	“Long-term debt” represents future principal payments.

Toyota is unable to make reasonable estimates of the period of cash settlement with respect to liabilities recognized for uncertain tax benefits, and accordingly such liabilities are excluded from the table above. See note 15 to the consolidated financial statements for further discussion.

Toyota expects to contribute ¥42,220 million domestically and ¥23,234 million overseas to its pension plans in fiscal 2019.

	Yen in millions
	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Commercial Commitments (note 24):
Maximum potential exposure to guarantees given in the ordinary course of business	2,830,749	727,656	1,136,800	704,739	261,554

Total Commercial Commitments	2,830,749	727,656	1,136,800	704,739	261,554

5.G SAFE HARBOR

All information that is not historical in nature disclosed under “— Off-Balance Sheet Arrangements” and “— Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement Concerning Forward-Looking Statements” for additional information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

In March 2011, Toyota announced its “Toyota Global Vision.” With respect to its framework for executing its operations, Toyota, with the aim of realizing the Toyota Global Vision, has been continuing its efforts to respond swiftly to the external environment, which is changing faster than ever. Following the introduction of “region-based operations”, the “business unit system” and the “in-house company system” in 2011, 2013 and 2016, respectively, for the purpose of further accelerating decision-making and operational execution, Toyota further clarified that members of the board of directors are responsible for decision-making and management oversight and that operating officers are responsible for operational execution. Furthermore, in 2018, Toyota changed the commencement of operating officers’ terms of office from April to January, reduced corporate strategy functions and restructured the Japan Sales Business Group based on regions rather than sales channels in an effort to enable decision-making closer to customers and the field, in order to further accelerate execution in full coordination with each site.

Toyota believes it is fundamental for it to be led by members of the board of directors and senior management who deeply understand, and can effectively implement, Toyota’s focus — the “making ever-better cars” spirit and the genchi genbutsu principle of placing emphasis on on-site operations with a go-and-see attitude for continued improvement and problem solving —, and contribute to decision-making towards sustainable growth for the future. Toyota maintains its board of directors and senior management at an adequate size, and ensures they are overall balanced and diverse, including from the perspective of gender and nationality. Three outside members of the board of directors have been appointed in order to further reflect the opinions of those from outside the company in management’s decision-making process. Toyota has six audit & supervisory board members, three of whom are outside audit & supervisory board members. In order to be prepared in the event Toyota lacks the number of audit & supervisory board members required by law, one substitute audit & supervisory board member has been appointed pursuant to Article 329, Paragraph 3 of the Companies Act.

Set forth below are brief summaries of Toyota’s members of the board of directors and audit & supervisory board members.

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares
Takeshi Uchiyamada (August 17, 1946)	Chairman of the Board of Directors

1969 Joined Toyota Motor Corporation (“TMC”)

1998 Member of the Board of Directors of TMC

2001 Managing Director of TMC

2003 Senior Managing Director of TMC

2005 Executive Vice President of TMC

2012 Vice Chairman of TMC

2013 Chairman of TMC (to present)

(important concurrent duties)

President and Representative Director of Toyota Kuragaike

Kaihatsu Kabushiki Kaisha

Audit & Supervisory Board Member of Tokai Rika Co., Ltd.

Audit & Supervisory Board Member of Toyoda Gosei Co., Ltd.

58,939 common shares

Shigeru Hayakawa (September 15, 1953)	Vice Chairman of the Board of Directors

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

33,000 common shares

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

(important concurrent duties)

Chairman and CEO of Toyota Motor North America, Inc.

Chairman of TOWA REAL ESTATE Co., Ltd.

Chairman and Executive Director of Toyota Alvark Tokyo Corporation

Chairman of Nagoya Grampus Eight Inc.

Chairman of the Japan Automobile Manufacturers Association, Inc.

4,751,575 common shares

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares

Koji Kobayashi (October 23, 1948)	Executive Vice President, Member of the Board of Directors

1972 Joined TMC

2004 Executive Director of DENSO CORPORATION (“DENSO”)

2007 Senior Executive Director, Member of the Board of Directors of DENSO

2010 Executive Vice President of DENSO

2015 Vice Chairman of DENSO

2016 Advisor of TMC

2017 Senior Advisor of TMC

2018 Operating Officer (Executive Vice President) of TMC (to present)

2018 Member of the Board of Directors of DENSO

2018 Member of the Board of Directors of TMC (to present)

2018 Retired as Member of the Board of Directors of DENSO

20,736 common shares

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

2012 Senior Managing Officer of TMC

2015 Toyota Motor Europe NV/SA Chairman (to present)

2015 Executive Vice President, Member of the Board of Directors of TMC

2017 Member of the Board of Directors of TMC (to present)

(important concurrent duties)

Chairman of Toyota Motor Europe NV/SA

Vice Chairman of Toyota Motor North America, Inc.

Director of Toyota Tsusho Corporation

50,000 common shares
Shigeki Terashi (February 16, 1955)	Executive Vice President,	1980 Joined TMC 2008 Managing Officer of TMC	43,500 common shares

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares
Member of the Board of Directors

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

2013 Senior Managing Officer of TMC

2013 Member of the Board of Directors and Senior Managing Officer of TMC

2015 Executive Vice President, Member of the Board of Directors of TMC

2017 Member of the Board of Directors of TMC (to present)

(important concurrent duties)

Director of Hino Motors, Ltd.

President, Representative Director of EV C.A. Spirit Corporation

Ikuro Sugawara (March 6, 1957)	Outside Member of the Board of Directors

1981 Joined Ministry of International Trade and Industry

2010 Director-General of the Industrial Science and Technology Policy and Environment Bureau, Ministry of Economy, Trade and Industry

2012 Director-General of the Manufacturing Industries Bureau, Ministry of Economy, Trade and Industry

2013 Director-General of the Economic and Industrial Policy Bureau, Ministry of Economy, Trade and Industry

2015 Vice-Minister of Ministry of Economy, Trade and Industry

2017 Retired from the Ministry of Economy, Trade and Industry

2017 Special Advisor to the Cabinet

2018 Retired from Special Advisor to the Cabinet

2018 Outside Member of the Board of Directors of TMC (to present)

—

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares
Sir Philip Craven (July 4, 1950)	Outside Member of the Board of Directors	1998 President of the International Wheelchair Basketball Federation 2001 President of the International Paralympic Committee 2002 Retired as President of the International Wheelchair Basketball Federation 2017 Retired as President of the International Paralympic Committee 2018 Outside Member of the Board of Directors of TMC (to present)	—

Teiko Kudo (May 22, 1964)	Outside Member of the Board of Directors	2014 Executive Officer of Sumitomo Mitsui Banking Corporation 2017 Managing Executive Officer of Sumitomo Mitsui Banking Corporation (to present) 2018 Outside Member of the Board of Directors of TMC (to present) (important concurrent duties) Managing Executive Officer of Sumitomo Mitsui Banking Corporation	—

Masahide Yasuda (April 1, 1949)	Full-time Audit & Supervisory Board Member

1972 Joined TMC

2000 General Manager of Overseas Parts Division of TMC

2007 President of Toyota Motor Corporation Australia Ltd.

2014 Chairman of Toyota Motor Corporation Australia Ltd.

2017 Retired as Chairman of Toyota Motor Corporation Australia Ltd.

2018 Audit & Supervisory Board Member of TMC (to present)

9,300 common shares

Masahiro Kato (September 17, 1952)	Full-time Audit & Supervisory Board Member

1975 Joined TMC

2009 Toyota Motor (China) Investment Co., Ltd. President

2009 Managing Officer of TMC

2011 Retired from Toyota Motor (China) Investment Co., Ltd. President

2011 Audit & Supervisory Board Member of TMC (to present)

15,600 common shares, 1,000 First Series Model AA Class Shares

Yoshiyuki Kagawa (December 18, 1960)	Full-time Audit & Supervisory Board Member	1983 Joined TMC 2010 General Manager of Prototype Production Division of TMC 2015 Project General Manager of Secretary Division of TMC 2015 Audit & Supervisory Board Member of TMC (to present)	3,200 common shares, 200 First Series Model AA Class Shares

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares
Yoko Wake (November 18, 1947)	Outside Audit & Supervisory Board Member	1970 Joined the Fuji Bank, Limited 1973 Retired from the same 1977 Assistant Lecturer of Faculty of Business and Commerce of Keio University 1982 Associate Professor of the same 1993 Professor of the same 2011 Outside Audit & Supervisory Board Member of TMC (to present) 2013 Professor Emeritus of Keio University (to present) (important concurrent duties) Professor Emeritus of Keio University	—

Hiroshi Ozu (July 21, 1949)	Outside Audit & Supervisory Board Member	2012 Prosecutor-General 2014 Retired from Prosecutor-General 2014 Registered as Attorney 2015 Outside Audit & Supervisory Board Member of TMC (to present) (important concurrent duties) Attorney Outside Corporate Auditor of Mitsui & Co., Ltd. Audit & Supervisory Board Member (External) of Shiseido Company, Limited	—

Nobuyuki Hirano (October 23, 1951)	Outside Audit & Supervisory Board Member

1974 Joined Mitsubishi Bank

2001 Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd.

2005 Director of Mitsubishi UFJ Financial Group, Inc.

2006 Managing Director of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

2008 Senior Managing Director of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

2009 Deputy President of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

2009 Managing Officer of Mitsubishi UFJ Financial Group, Inc.

2010 Deputy President of Mitsubishi UFJ Financial Group, Inc.

2012 President of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

2012 Director of Mitsubishi UFJ Financial Group, Inc.

2013 President & CEO of Mitsubishi UFJ Financial Group, Inc.

2015 Director, President & Group CEO of Mitsubishi UFJ Financial Group, Inc. (to present)

—

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares

2016 Chairman of the Board of Directors of Bank of Tokyo-Mitsubishi UFJ, Ltd. (to present)

2018 Company name changed from The Bank of Tokyo-Mitsubishi UFJ, Ltd. to MUFG Bank, Ltd.

2018 Outside Audit & Supervisory Board Member of TMC (to present)

(important concurrent duties)

Director, President & Group CEO of Mitsubishi UFJ Financial Group, Inc.

Chairman of the Board of Directors of MUFG Bank, Ltd.

Director of Morgan Stanley

1.	Mr. Akio Toyoda, who is President and Member of the Board of Directors, concurrently serves as Operating Officer (President).

2.	Mr. Koji Kobayashi, Mr. Didier Leroy and Mr. Shigeki Terashi, who are Members of the Board of Directors, concurrently serve as Operating Officers (Executive Vice Presidents).

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

6.B COMPENSATION

The aggregate amount of remuneration, including bonuses but excluding stock options, accrued for all members of the board of directors and audit & supervisory board members as a group by Toyota for services in all capacities during fiscal 2018 was approximately ¥2,260 million. Members of the board of directors of Toyota Motor Corporation receive year-end bonuses based on Toyota Motor Corporation’s financial performance for the fiscal year.

Furthermore, remuneration for members of the board of directors was set at four billion yen or less per year (including 300 million yen or less for outside members of the board of directors), pursuant to a resolution at the

113th Ordinary General Shareholders’ Meeting held on June 14, 2017. The “Executive Compensation Meeting,” members of which include outside members of the board of directors, will prepare recommendations to the board of directors regarding details of the aggregate remuneration and bonuses for the members of the board of directors and amount paid to each individual member within the aforementioned maximum total amount per year, and the board of directors will make the final decision.

In addition to the above form of compensation, Toyota enacted a stock option plan in 2010. Under the 2010 plan, Toyota issued to its members of the board of directors stock acquisition rights to purchase 400,000 shares of common stock at an exercise price of ¥3,183 and with an expiration date of July 31, 2018. See “Share Ownership — Stock Options” for a more detailed discussion of Toyota’s stock option plan.

Toyota Motor Corporation and its subsidiaries have not set aside or accrued any amounts to provide pension, retirement or similar benefits to members of the board of directors and audit & supervisory board members of Toyota Motor Corporation.

Toyota’s Annual Securities Report filed with the Kanto Local Bureau of Finance on June 25, 2018, contained the following information concerning compensation in fiscal 2018 on a consolidated basis for members of the board of directors and audit & supervisory board members whose total compensation exceeded ¥100 million during such period:

- Takeshi Uchiyamada, Member of the Board of Directors: ¥181 million (¥99 million in base compensation and ¥82 million in bonus)

- Shigeru Hayakawa, Member of the Board of Directors: ¥108 million (¥61 million in base compensation and ¥47 million in bonus)

- Akio Toyoda, Member of the Board of Directors: ¥380 million (¥99 million in base compensation and ¥280 million in bonus)

- Didier Leroy, Member of the Board of Directors: ¥1,026 million (¥249 million in base compensation and ¥777 million in bonus)

- Shigeki Terashi, Member of the Board of Directors: ¥124 million (¥70 million in base compensation and ¥54 million in bonus)

The amounts above were recorded as expenses in fiscal 2018.

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

6.D EMPLOYEES

The total number of Toyota employees, on a consolidated basis, was 369,124 as of March 31, 2018, 364,445 as of March 31, 2017 and 348,877 as of March 31, 2016. The following tables set forth a breakdown of persons employed by business segment and by geographic location as of March 31, 2018.

Segment	Number of Employees	Location	Number of Employees
Automotive	320,339	Japan	213,251
Financial services	10,492	North America	49,250
All other	32,925	Europe	20,746
Unallocated	5,368	Asia	64,500
		Other*	21,377

Total	369,124	Total	369,124

		* “Other” consists of Central and South America, Oceania, Africa and the Middle East.

Most regular employees of Toyota Motor Corporation and its consolidated subsidiaries in Japan, other than management, are required to become members of the labor unions that compose the Federation of All Toyota Workers’ Unions. Approximately 87% of Toyota Motor Corporation’s regular employees in Japan are members of this union.

In Japan, basic wages and other working conditions are negotiated annually. In addition, in accordance with Japanese national custom, each employee is also paid a semi-annual bonus. Bonuses are negotiated at the time of wage negotiations and are based on Toyota’s financial results, prospects and other factors. The average wage increase for all union members, excluding bonuses, in Japan was approximately 3.3% in fiscal 2018.

In general, Toyota considers its labor relations with all of its workers to be good. However, Toyota is currently a party to, and otherwise from time to time experiences, labor disputes in some of the countries in which it operates. Toyota does not expect any disputes to which it is currently a party to materially affect Toyota’s consolidated financial position.

Toyota’s average number of temporary employees on a consolidated basis was 84,731 during fiscal 2018.

6.E SHARE OWNERSHIP

For information on the number of shares of Toyota’s common stock held by each member of the board of directors and audit & supervisory board member as of June 2018, see “— Directors and Senior Management.” Each such member of the board of directors and audit & supervisory board member owns less than one percent of the issued and outstanding shares of common stock of Toyota. The shares held by each member of the board of directors and audit & supervisory board member do not include options that are exercisable for shares of Toyota’s common stock. For a description of these options, see “— Stock Options” below.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

Stock Options

The only stock option plan for which stock options or stock acquisition rights are currently exercisable or will become exercisable in the future is the plan approved by Toyota’s shareholders in June 2010. Toyota has not enacted any such plan after 2011. Under the 2010 plan, Toyota issued stock acquisition rights to purchase 3,435,000 shares of common stock to its members of the board of directors and officers and employees, including directors, officers and employees of its subsidiaries and one Toyota affiliated company.

Pursuant to the provisions of the 2010 plan, stock acquisition rights may be exercised during a six-year period that starts two years from the date of grant. The exercise price of each stock acquisition right is 1.025 times the closing price of Toyota’s common stock on the Tokyo Stock Exchange on the date of grant. The 2010 plan provides that each member of the board of directors will be granted no more than 400 and no less than 300 stock acquisition rights, and each eligible officer or employee will be granted no more than 200 and no less than 20 stock acquisition rights. For the 2010 plan, 100 shares will be issued or delivered upon the exercise of each stock acquisition right. The options were granted in early August 2010.

An option holder who retires while one’s options are still exercisable retains the right to exercise one’s options until the expiration of the exercise period described above. However, an option holder’s right to purchase common stock under each plan lapses automatically upon one’s death or upon taking position such as in the management with a competitor.

The following table summarizes information for options and the incentive plan outstanding and exercisable at March 31, 2018:

Outstanding			Exercisable
Number of shares	Exercise price	Remaining life	Number of shares	Exercise price
	(Yen)	(Years)		(Yen)
283,600	3,153	0.33	283,600	3,153

Toyota also has an employee stock ownership association in Japan for employees and full time and part time company advisors. Members of the employee stock ownership association set aside certain amounts from their monthly salary and bonuses to purchase Toyota’s common stock through the employee stock ownership association. As of March 31, 2018, the employee stock ownership association held 14,365,346 shares of Toyota’s common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

As of March 31, 2018, 3,262,997,492 shares of Toyota’s common stock (out of which 353,073,500 shares were treasury stock and 2,909,923,992 shares were outstanding) and 47,100,000 First Series Model AA Class Shares of Toyota were issued. Beneficial ownership of Toyota’s common stock in the table below was prepared from information known to Toyota or that could be ascertained from public filings, including filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Financial Instruments and Exchange Law of Japan.

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

Name of Beneficial Owner	Number of Shares of Common Stock (in thousands)	Percentage of Outstanding Voting Shares of Common Stock
Toyota Industries Corporation	232,037	7.97

According to The Bank of New York Mellon, depositary for Toyota’s ADSs (the “Depositary”), as of March 31, 2018, 45,002,629 shares of Toyota’s common stock were held in the form of ADRs and there were 1,883 ADR holders of record and 151,777 beneficial owners in the United States. According to Toyota’s register of shareholders, as of March 31, 2018, there were 632,418 holders of common stock and First Series Model AA Class Shares of record worldwide. As of March 31, 2018, there were 510 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 10.4% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

To the extent known to Toyota, Toyota is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

Toyota knows of no arrangements the operation of which may at a later time result in a change of control.

7.B RELATED PARTY TRANSACTIONS

Business Relationships

Toyota purchases materials, supplies and services, among others, from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s affiliated companies accounted for by the equity method and those firms with which certain members of Toyota’s board of directors are affiliated. Toyota purchased materials, supplies and services, among others, from these affiliated entities in the amount of ¥5,749.4 billion in fiscal 2018. Toyota also sells its products and services, among others, to Toyota’s affiliated companies accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota sold products and services, among others, to these affiliated entities in the amount of ¥2,004.6 billion in fiscal 2018. See note 11 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with affiliated companies.

Loans

Toyota regularly has trade accounts and other receivables by, and accounts payable to, Toyota’s affiliated companies accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota had outstanding trade accounts and other receivables by these affiliated entities in the amount of ¥301.3 billion as of March 31, 2018. Toyota had outstanding trade accounts and other payables to these affiliated entities in the amount of ¥736.0 billion as of March 31, 2018.

Toyota, from time to time, provides short- to medium-term loans to its affiliated companies, as well as loans under a loan program established by certain subsidiaries to assist their executives and members of the board of directors with the purchase of homes. As of March 31, 2018, an aggregate amount of ¥0.5 billion in loans was outstanding to its affiliated companies accounted for by the equity method. As of March 31, 2018, an aggregate amount of ¥32.7 billion in loans was outstanding to those of its affiliated companies not accounted for by the equity method, which are 20% to 50% owned by Toyota. As of March 31, 2018, the largest loan outstanding to any such affiliated company accounted for by the equity method was a loan of ¥0.3  billion at a fixed rate of 0.46%. Toyota believes that each of these loans was entered into in the ordinary course of business.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share		Price per ADS
	High	Low	High	Low
Fiscal Year Ended March 31,
2014	6,760	4,610	134.94	99.70
2015	8,783	5,205	145.80	103.38
2016	8,700	5,703	142.84	102.54
2017	7,215	4,917	123.18	97.80
2018	7,806	5,670	140.99	103.62

Financial Quarter Ended:
June 30, 2016	6,027	4,917	110.00	97.80
September 30, 2016	6,372	4,965	122.09	98.48
December 31, 2016	7,215	5,492	123.18	109.94
March 31, 2017	7,103	6,042	121.39	108.41
June 30, 2017	6,242	5,670	110.35	103.62
September 30, 2017	6,832	5,887	121.80	105.65
December 31, 2017	7,312	6,670	128.44	118.82
March 31, 2018	7,806	6,531	140.99	124.46

Month Ended:
December 31, 2017	7,300	6,835	128.44	122.63
January 31, 2018	7,806	7,293	140.99	127.17
February 28, 2018	7,704	7,080	139.48	131.31
March 31, 2018	7,198	6,531	133.56	124.46
April 30, 2018	7,243	6,687	131.87	124.44
May 31, 2018	7,686	6,825	138.68	126.36

9.B PLAN OF DISTRIBUTION

Not applicable.

9.C MARKETS

The primary trading market for Toyota’s common stock is the Tokyo Stock Exchange. The common stock is also listed on the Nagoya Stock Exchange.

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

General

Toyota’s authorized number of shares as of March 31, 2018 was 10,000,000,000 common shares, of which 3,262,997,492 shares were issued. The articles of incorporation was amended at the 111th Ordinary General Shareholders’ Meeting held in June 2015 and Toyota’s authorized number of shares was changed to 10,000,000,000 shares, with the total number of authorized shares per class, of 10,000,000,000 for common shares, 50,000,000 for First Series Model AA Class Shares, 50,000,000 for Second Series Model AA Class Shares, 50,000,000 for Third Series Model AA Class Shares, 50,000,000 for Fourth Series Model AA Class Shares and 50,000,000 for Fifth Series Model AA Class Shares, and the total number of shares authorized to be issued with respect to First Series Model AA Class Shares through the Fifth Series Model AA Class Shares not to exceed 150,000,000 shares. As of June 23, 2017, there were 47,100,000 shares of First Series Model AA Class Shares issued and outstanding.

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

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of capital stock of Toyota) and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor, in general, must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company by the 15th day of the month following the month in which the date of the acquisition falls. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, or where that Japanese company is engaged in certain businesses designated by the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

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

10.E TAXATION

The following discussion is a general summary of the principal U.S. federal income and Japanese national tax consequences of the acquisition, ownership and disposition of shares of common stock or ADSs. This summary does not purport to address all material tax consequences that may be relevant to holders of shares of common stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for the U.S. alternative minimum tax, investors that own or are treated as owning 10% or more of Toyota’s stock (by vote or value), investors that hold shares of common stock or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction, U.S. Holders (as defined below) subject to special tax accounting rules as a result of any item of gross income with respect to shares of common stock or ADSs being taken into account in an “applicable financial statement” (as defined in section 451 of the Internal Revenue Code of 1986, as amended) and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the tax laws and regulations of the United States and Japan, judicial decisions, published rulings and administrative pronouncements all as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan (the “Treaty”), as described below, all of which are subject to change (possibly with retroactive effect), and to differing interpretations.

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

At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors

(15 percent under the income tax treaties in force with, among other countries, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, and Spain, and 10 percent under the income tax treaties with, among other countries, Australia, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the U.K. and the United States).

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

Gains derived from the sale of shares of common stock or ADSs outside Japan by a non-resident Holder holding such shares of common stock or ADSs as portfolio investors are, in general, not subject to Japanese income tax or corporation tax under Japanese law. In addition, Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty so long as filings required under Japanese law are made.

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

Toyota does not believe that it was a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2018, and currently intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually and the application of the PFIC rules to a corporation such as Toyota (which among other things is engaged in leasing and financing through several subsidiaries) is not entirely clear, no assurances can be made regarding determination of its PFIC status in the current or any future taxable year. If Toyota is determined to be a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares of common stock or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder.

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

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends paid to a U.S. Holder in respect of shares of common stock or ADSs, and to the proceeds received upon the sale, exchange or redemption of the shares of common stock or ADSs within the United States by U.S. Holders. Furthermore, backup withholding may apply to those amounts (currently at a 24% rate) if a U.S. Holder fails to provide an accurate taxpayer identification number to certify that such U.S. Holder is not subject to backup withholding or to otherwise comply with the applicable requirements of the backup withholding requirements.

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

Toyota uses a value-at-risk analysis (“VAR”) to evaluate its exposure to changes in foreign currency exchange rates. The VAR of the combined foreign exchange position represents a potential loss in pre-tax earnings that was estimated to be ¥183.6 billion and ¥206.9 billion as of March 31, 2017 and 2018, respectively. Based on Toyota’s overall currency exposure (including derivative positions), the risk during fiscal 2018 to pre-tax cash flow from currency movements was on average ¥210.8 billion, with a high of ¥214.6 billion and a low of ¥206.9 billion.

The VAR was estimated by using a Monte Carlo Simulation Method and assumed 95% confidence level on the realization date and a 10-day holding period.

Interest Rate Risk

Toyota is subject to market risk from exposures to changes in interest rates based on its financing, investing and cash management activities. Toyota enters into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. The potential decrease in fair value resulting from a hypothetical 100 basis point upward shift in interest rates would be approximately ¥240.9 billion as of March 31, 2017 and ¥251.2 billion as of March 31, 2018.

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

Equity Price Risk

Toyota holds investments in various available-for-sale equity securities that are subject to price risk. The fair value of available-for-sale equity securities was ¥2,686.9 billion as of March 31, 2017 and ¥2,582.1 billion as of March 31, 2018. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥268.6 billion as of March 31, 2017 and ¥258.2 billion as of March 31, 2018.

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

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•  Issuance of ADSs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property

•  Cancellation of ADSs for the purpose of withdrawal including if the deposit agreement terminates

$0.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to the ADR holder had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders

Persons depositing or withdrawing shares must pay:	For:

Registration fees	• Registration of transfer of shares on Toyota’s share register to the name of the Depositary or its nominee or the custodian or its nominee when shares are deposited or withdrawn

Expenses of the Depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS	• As necessary

Fees Incurred in Fiscal 2018

For fiscal 2018, Toyota received $822,582.54 from the Depositary for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls), expenses relating to Toyota’s annual general shareholders’ meeting that are incurred with respect to Toyota’s ADR holders and 50% of the net dividend fees collected by the Depositary. The Depositary also paid Toyota’s continuing annual stock exchange listing fees.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) DISCLOSURE CONTROLS AND PROCEDURES

Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of fiscal 2018. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Form 20-F that Toyota files under the Exchange Act is accumulated and communicated to its management, including the chief executive officer and the principal accounting and financial officer, to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensure that the Form 20-F that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Toyota’s President and the Executive Vice President, both Representative Directors. Toyota’s disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. The President and the Executive Vice President, both Representative Directors, have concluded that Toyota’s disclosure controls and procedures are effective at the reasonable assurance level.

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

Based on this evaluation, management concluded that Toyota’s internal control over financial reporting was effective as of March 31, 2018.

PricewaterhouseCoopers Aarata LLC, an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Toyota’s internal control over financial reporting as of March 31, 2018, as stated in its report included herein.

(c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Toyota’s independent registered public accounting firm, PricewaterhouseCoopers Aarata LLC, has issued an audit report on the effectiveness of Toyota’s internal control over financial reporting. This report appears in Item 18.

(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in Toyota’s internal control over financial reporting during fiscal 2018 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.

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

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Aarata LLC and the various network and member firms of PricewaterhouseCoopers to Toyota in fiscal 2017 and fiscal 2018.

	Yen in millions
	2017	2018
Audit Fees(1)	4,279	4,645
Audit-related Fees(2)	90	85
Tax Fees(3)	477	449
All Other Fees(4)	293	316

Total	5,139	5,495

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the services of annual audit, quarterly reviews and assessment and reviews of the effectiveness of internal controls over financial reporting of Toyota and its subsidiaries and affiliated companies; the services associated with SEC registration statements or other documents issued in connection with securities offerings such as comfort letters and consents; and consultations as to the accounting or disclosure treatment of transactions or events.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include services such as due diligence; agreed-upon or expanded audit procedures; internal control reviews and assistance; review of the information system; and financial statement audits of employee benefit plans.

(3)	Tax Fees include fees billed for tax compliance services, including services such as tax planning, advice and compliance of federal, state, local and international tax; the review of tax returns; assistance with tax audits and appeals; tax-only valuation services including transfer pricing and cost segregation studies; expatriate tax assistance and compliance.

(4)	All Other Fees primarily include fees billed for risk management advisory services of assessment and testing of security infrastructure controls; services providing information related to automotive market conditions; IT advisory services; and other advisory services.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of Toyota’s common stock by Toyota and its affiliated purchasers during fiscal 2018:

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share (Yen)(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1, 2017 – April 30, 2017	922	5,896.74	—	—
May 1, 2017 – May 31, 2017	1,120	6,061.75	—	—
June 1, 2017 – June 30, 2017	1,484	5,853.15	—	—
July 1, 2017 – July 31, 2017	21,625,247	6,155.24	21,623,700	—
August 1, 2017 – August 31, 2017	18,714,178	6,246.63	18,711,800	—
September 1, 2017 – September 30, 2017	2,296	6,517.56	—	—
October 1, 2017 – October 31, 2017	3,973	6,921.19	—	—
November 1, 2017 – November 30, 2017	3,635	7,089.97	—	—
December 1, 2017 – December 31, 2017	4,843,895	7,230.12	4,840,500	—
January 1, 2018– January 31, 2018	14,537,271	7,637.48	14,533,700	—
February 1, 2018 – February 28, 2018	14,000,289	7,428.23	13,998,700	—
March 1, 2018 – March 31, 2018	1,654	6,933.76	—	—

Total	73,735,964		73,708,400	—

(1)	A portion of the above purchases were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Toyota to purchase shares that are a fraction of a unit, in accordance with Toyota’s share handling regulations. Toyota is required to comply with such requests pursuant to the Companies Act. See “Additional Information — Memorandum and Articles of Association — Japanese Unit Share System.” The number of shares purchased not pursuant to publicly announced plans or programs conducted in fiscal 2018 is 27,564.

(2)	Toyota announced on May 10, 2017, that it would repurchase up to 50 million common shares between May 17, 2017 and August 31, 2017 at a total price up to ¥250 billion, in order to return to shareholders the profits derived in the fiscal year ended March 31, 2017. Toyota also announced on November 7, 2017 that it would repurchase up to 45 million common shares between November 14, 2017 and March 30, 2018 at a total price up to ¥250 billion in order to return to shareholders the profits derived in the interim period ended September 30, 2017.

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

Unlike the NYSE Corporate Governance Rules, the Companies Act, among others, does not require audit & supervisory board members to establish an expertise in accounting or financial management nor are they required to present other special knowledge and experience. Therefore, none of Toyota’s audit & supervisory board members has “an expertise in accounting or financial management” as set forth in the NYSE Corporate Governance Rules. The Japanese Corporate Governance Code indicates that persons with appropriate experience and skills as well as necessary knowledge of finance, accounting, and laws should be appointed as audit & supervisory board members, and in particular, one or more audit & supervisory board members who have sufficient knowledge of finance and accounting matters should be appointed. Toyota has appointed persons who are able to provide opinions and advice regarding management based on their broader experience and discretion beyond finance and accounting. Under the Companies Act, the audit & supervisory board may determine the auditing policies and methods of investigating the conditions of Toyota’s business and assets, and may resolve other matters concerning the execution of the audit & supervisory board member’s duties. The audit & supervisory board also prepares auditors’ reports, gives consent to proposals of the nomination of audit & supervisory board members and makes decisions concerning proposals relating to the appointment and dismissal of accounting auditors.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Toyota Jidosha Kabushiki Kaisha

(“Toyota Motor Corporation”)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Toyota Motor Corporation and its subsidiaries (collectively referred to as the “Company”) as of March 31, 2017 and 2018, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Aarata LLC

Nagoya, Japan

June 25, 2018

We have served as the Company’s auditor since 2006.

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	March 31,
	2017	2018
Assets
Current assets
Cash and cash equivalents	2,995,075	3,052,269
Time deposits	1,082,654	901,244
Marketable securities	1,821,598	1,768,360
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥50,110 million in 2017 and ¥25,925 million in 2018	2,115,938	2,219,562
Finance receivables, net	6,196,649	6,348,306
Other receivables	436,867	489,338
Inventories	2,388,617	2,539,789
Prepaid expenses and other current assets	796,297	833,788

Total current assets	17,833,695	18,152,656

Noncurrent finance receivables, net	9,012,222	9,481,618

Investments and other assets
Marketable securities and other securities investments	7,679,928	7,999,323
Affiliated companies	2,845,639	3,162,917
Employees receivables	25,187	22,562
Other	1,156,406	1,221,500

Total investments and other assets	11,707,160	12,406,302

Property, plant and equipment
Land	1,379,991	1,404,611
Buildings	4,470,996	4,659,753
Machinery and equipment	11,357,340	11,535,381
Vehicles and equipment on operating leases	5,966,579	5,934,393
Construction in progress	474,188	509,851

Total property, plant and equipment, at cost	23,649,094	24,043,989
Less - Accumulated depreciation	(13,451,985)	(13,776,316)

Total property, plant and equipment, net	10,197,109	10,267,673

Total assets	48,750,186	50,308,249

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	March 31,
	2017	2018
Liabilities
Current liabilities
Short-term borrowings	4,953,682	5,154,913
Current portion of long-term debt	4,290,449	4,186,277
Accounts payable	2,566,382	2,586,657
Other payables	936,938	1,048,216
Accrued expenses	3,137,827	3,104,260
Income taxes payable	223,574	462,327
Other current liabilities	1,210,113	1,254,241

Total current liabilities	17,318,965	17,796,891

Long-term liabilities
Long-term debt	9,911,596	10,006,374
Accrued pension and severance costs	905,070	931,182
Deferred income taxes	1,423,726	1,118,165
Other long-term liabilities	521,876	533,561

Total long-term liabilities	12,762,268	12,589,282

Total liabilities	30,081,233	30,386,173

Mezzanine equity
Model AA Class Shares, no par value,	485,877	491,974
authorized: 150,000,000 shares in 2017 and 2018; issued: 47,100,000 shares in 2017 and 2018

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value, authorized: 10,000,000,000 shares in 2017 and 2018; issued: 3,262,997,492 shares in 2017 and 2018	397,050	397,050
Additional paid-in capital	484,013	487,502
Retained earnings	17,601,070	19,473,464
Accumulated other comprehensive income (loss)	640,922	435,699
Treasury stock, at cost, 288,274,636 shares in 2017 and 353,073,500 shares in 2018	(1,608,243)	(2,057,733)

Total Toyota Motor Corporation shareholders’ equity	17,514,812	18,735,982

Noncontrolling interests	668,264	694,120

Total shareholders’ equity	18,183,076	19,430,102

Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	48,750,186	50,308,249

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	For the years ended March 31,
	2016	2017	2018
Net revenues
Sales of products	26,549,111	25,813,496	27,420,276
Financing operations	1,854,007	1,783,697	1,959,234

Total net revenues	28,403,118	27,597,193	29,379,510

Costs and expenses
Cost of products sold	21,456,086	21,543,035	22,600,474
Cost of financing operations	1,149,379	1,191,301	1,288,679
Selling, general and administrative	2,943,682	2,868,485	3,090,495

Total costs and expenses	25,549,147	25,602,821	26,979,648

Operating income	2,853,971	1,994,372	2,399,862

Other income (expense)
Interest and dividend income	157,862	158,983	179,541
Interest expense	(35,403)	(29,353)	(27,586)
Foreign exchange gain (loss), net	(5,573)	33,601	22,664
Other income (loss), net	12,524	36,222	45,948

Total other income (expense)	129,410	199,453	220,567

Income before income taxes and equity in earnings of affiliated companies	2,983,381	2,193,825	2,620,429

Provision for income taxes	878,269	628,900	504,406
Equity in earnings of affiliated companies	329,099	362,060	470,083

Net income	2,434,211	1,926,985	2,586,106

Less - Net income attributable to noncontrolling interests	(121,517)	(95,876)	(92,123)

Net income attributable to Toyota Motor Corporation	2,312,694	1,831,109	2,493,983

Note: Net income attributable to common shareholders for the fiscal year ended March 31, 2018 and 2017 is 2,481,692 million yen and 1,821,314 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 12,291 million yen and 9,795 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
- Basic	741.36	605.47	842.00

- Diluted	735.36	599.22	832.78

Cash dividends per common share	210.00	210.00	220.00

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Yen in millions
	For the years ended March 31,
	2016	2017	2018
Net income	2,434,211	1,926,985	2,586,106
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(395,352)	(57,926)	(120,606)
Unrealized gains (losses) on securities	(312,192)	4,279	(94,559)
Pension liability adjustments	(209,181)	93,312	22,315

Total other comprehensive income (loss)	(916,725)	39,665	(192,850)

Comprehensive income	1,517,486	1,966,650	2,393,256

Less - Comprehensive income attributable to noncontrolling interests	(71,569)	(103,161)	(93,096)

Comprehensive income attributable to Toyota Motor Corporation	1,445,917	1,863,489	2,300,160

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

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2017	397,050	484,013	17,601,070	640,922	(1,608,243)	17,514,812	668,264	18,183,076

Equity transaction with noncontrolling interests and other		1,817	11,400	(11,400)		1,817	(3,476)	(1,659)
Comprehensive income
Net income			2,493,983			2,493,983	92,123	2,586,106
Other comprehensive income (loss)
Foreign currency translation adjustments				(118,977)		(118,977)	(1,629)	(120,606)
Unrealized gains (losses) on securities				(96,581)		(96,581)	2,022	(94,559)
Pension liability adjustments				21,735		21,735	580	22,315

Total comprehensive income						2,300,160	93,096	2,393,256

Accretion to Mezzanine equity			(4,849)			(4,849)		(4,849)
Dividends to Toyota Motor Corporation class shareholders			(7,442)			(7,442)		(7,442)
Dividends paid to Toyota Motor Corporation common shareholders			(620,698)			(620,698)		(620,698)
Dividends paid to noncontrolling interests							(63,764)	(63,764)
Repurchase of treasury stock					(500,177)	(500,177)		(500,177)
Reissuance of treasury stock		1,672			50,687	52,359		52,359

Balances at March 31, 2018	397,050	487,502	19,473,464	435,699	(2,057,733)	18,735,982	694,120	19,430,102

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	For the years ended March 31,
	2016	2017	2018
Cash flows from operating activities
Net income	2,434,211	1,926,985	2,586,106
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,625,837	1,610,950	1,734,033
Provision for doubtful accounts and credit losses	159,265	98,666	76,069
Pension and severance costs, less payments	8,833	23,253	4,286
Losses on disposal of fixed assets	33,329	30,673	35,289
Unrealized losses on available-for-sale securities, net	9,272	7,073	846
Deferred income taxes	32,889	(53,299)	(237,961)
Equity in earnings of affiliated companies	(329,099)	(362,060)	(470,083)
Changes in operating assets and liabilities, and other
Increase in accounts and notes receivable	(25,180)	(264,784)	(105,435)
Increase in inventories	(68,912)	(246,326)	(171,148)
Increase in other current assets	(200,669)	(152,116)	(162,582)
Increase in accounts payable	120,381	145,957	46,648
Increase (decrease) in accrued income taxes	(5,516)	(121,032)	238,753
Increase in other current liabilities	368,923	480,094	211,452
Other	297,293	290,203	423,736

Net cash provided by operating activities	4,460,857	3,414,237	4,210,009

Cash flows from investing activities
Additions to finance receivables	(13,549,278)	(13,636,694)	(15,058,516)
Collection of finance receivables	13,067,700	12,885,944	14,013,204
Proceeds from sales of finance receivables	48,154	42,037	33,108
Additions to fixed assets excluding equipment leased to others	(1,282,545)	(1,223,878)	(1,291,117)
Additions to equipment leased to others	(2,776,671)	(2,317,559)	(2,307,590)
Proceeds from sales of fixed assets excluding equipment leased to others	42,147	41,238	71,820
Proceeds from sales of equipment leased to others	1,111,727	1,238,278	1,211,272
Purchases of marketable securities and security investments	(2,197,477)	(2,517,008)	(3,052,916)
Proceeds from sales of marketable securities and security investments	108,708	260,039	275,574
Proceeds upon maturity of marketable securities and security investments	3,307,107	1,641,502	2,247,964
Payment for additional investments in affiliated companies, net of cash acquired	628	44,274	(576)
Changes in investments and other assets, and other	(1,062,744)	571,888	197,681

Net cash used in investing activities	(3,182,544)	(2,969,939)	(3,660,092)

Cash flows from financing activities
Proceeds from issuance of long-term debt	4,845,872	4,603,446	4,793,939
Payments of long-term debt	(4,176,202)	(3,845,554)	(4,452,338)
Increase (decrease) in short-term borrowings	(10,903)	273,037	347,738
Proceeds from issuance of class shares	474,917	—	—
Dividends paid to Toyota Motor Corporation class shareholders	(1,225)	(3,697)	(6,194)
Dividends paid to Toyota Motor Corporation common shareholders	(704,728)	(634,475)	(620,698)
Dividends paid to noncontrolling interests	(73,129)	(63,936)	(63,764)
Reissuance (repurchase) of treasury stock, and other	(778,173)	(703,986)	(447,818)

Net cash used in financing activities	(423,571)	(375,165)	(449,135)

Effect of exchange rate changes on cash and cash equivalents	(199,871)	(13,486)	(43,588)
Net increase in cash and cash equivalents	654,871	55,647	57,194
Cash and cash equivalents at beginning of year	2,284,557	2,939,428	2,995,075

Cash and cash equivalents at end of year	2,939,428	2,995,075	3,052,269

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

Significant accounting policies after reflecting adjustments for the above are as follows:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of the parent company, its majority-owned subsidiary companies and variable interest entities of which Toyota is the primary beneficiary. All significant intercompany transactions and accounts have been eliminated. Investments in affiliated companies in which Toyota exercises significant influence, but which it does not control, are stated at cost plus equity in undistributed earnings. Consolidated net income includes Toyota’s equity in current earnings of such companies, after elimination of unrealized intercompany profits. Investments in such companies are reduced to fair value if a decline in market value is determined other-than-temporary. Investments in non-public companies in which Toyota does not exercise significant influence (generally less than a 20% ownership interest) are stated at cost.

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

Other costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥489,036 million, ¥448,780 million and ¥509,653 million for the years ended March 31, 2016, 2017 and 2018, respectively.

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

In addition to product warranties above, Toyota accrues for costs of recalls and other safety measures based on management’s estimates when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. Toyota mainly employs an estimation model, to accrue at the time of vehicle sale, an amount that represents management’s best estimate of expenses related to future recalls and other safety measures. The estimation model for recalls and other safety measures takes into account Toyota’s historical experience of recalls and other safety measures.

Litigation liabilities are established to cover probable losses on various lawsuits based on the information currently available. Attorneys’ fees are expensed as incurred.

Research and development costs are expensed as incurred. Research and development costs were ¥1,055,672 million, ¥1,037,528 million and ¥1,064,269 million for the years ended March 31, 2016, 2017 and 2018, respectively.

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

Marketable securities -

Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income in shareholders’ equity, net of applicable taxes. Individual securities classified as available-for-sale are reduced to fair value for other-than-temporary declines in market value. In determining if a decline in value is other-than-temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota’s ability and intent to retain its investment in the company for a period of time sufficient to allow for any anticipated recovery in market value. Realized gains and losses, which are determined on the average-cost method, are reflected in the consolidated statements of income when realized.

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

As of March 31, 2017 and 2018, finance receivables on nonaccrual status are as follows:

	Yen in millions
	March 31,
	2017	2018
Retail	7,064	6,897
Finance leases	2,297	2,117
Wholesale	15,018	12,484
Real estate	12,632	13,856
Working capital	561	105

	37,572	35,459

As of March 31, 2017 and 2018, finance receivables 90 days or more past due and accruing are as follows:

	Yen in millions
	March 31,
	2017	2018
Retail	26,616	26,007
Finance leases	3,526	3,812

	30,142	29,819

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories -

Inventories are valued at cost, not in excess of net realizable value, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” (“LIFO”) basis. Inventories valued on the LIFO basis totaled ¥433,802 million and ¥472,717 million at March 31, 2017 and 2018, respectively. Had the “first-in, first-out” basis been used for those companies using the LIFO basis, inventories would have been ¥40,650 million and ¥22,778 million higher than reported at March 31, 2017 and 2018, respectively.

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

Accounting changes -

In July 2015, the Financial Accounting Standards Board (“FASB”) issued updated guidance to simplify the measurement of inventory. Toyota adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In March 2016, the FASB issued updated guidance for effect of derivative contract novations on existing hedge accounting relationships. This guidance clarifies that a change in the counterparty to a designated derivative hedging instrument does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. Toyota adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In March 2016, the FASB issued updated guidance for contingent put and call options in debt instruments. This guidance clarifies whether embedded contingent put and call options are clearly and closely related to the debt host when bifurcating embedded derivatives. Toyota adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance for consolidation. Under this guidance, a reporting entity would evaluate its indirect economic interest in a variable interest entity held through a related party under common control on a proportionate basis. Toyota adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In February 2018, the FASB issued updated guidance for comprehensive income. This guidance allows entities to reclassify tax effects stranded in accumulated other comprehensive incomes as a result of the Tax Cuts and Jobs Act of 2017 of the United States to retained earnings. Toyota early adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

Recent pronouncements to be adopted in future periods -

In May 2014, the FASB issued updated guidance on the recognition of revenue from contracts with customers. This guidance requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exchange for those goods or services and supersedes the current revenue recognition guidance. In August 2015, the FASB issued updated guidance on the deferral of the effective date. As a result, this guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. This guidance may be adopted retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this guidance recognized at the date of initial application. Toyota will apply the modified retrospective method of adoption from the fiscal year beginning April 1, 2018. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In January 2016, the FASB issued updated guidance for financial instruments. This guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments and will require entities to measure equity investments at fair value and recognize any changes in fair value in net income. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Toyota will adopt this guidance from the fiscal year beginning April 1, 2018. Toyota will recognize a cumulative-effect adjustment to retained earnings of ¥1,125,109 million as of April 1, 2018 for after-tax unrealized gains of available-for-sale equity securities previously recognized in accumulated other comprehensive income.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In August 2017, the FASB issued updated guidance for hedge accounting. This guidance simplifies and expands the application of hedge accounting. This guidance is effective for fiscal year beginning after December 15, 2018, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

Reclassifications -

Certain prior year amounts have been reclassified to conform to the presentations as of and for the year ended March 31, 2018.

3. Supplemental cash flow information:

Cash payments for income taxes were ¥884,589 million, ¥854,600 million and ¥500,214 million for the years ended March 31, 2016, 2017 and 2018, respectively. Interest payments during the years ended March 31, 2016, 2017 and 2018 were ¥381,280 million, ¥362,602 million and ¥422,720 million, respectively.

Capital lease obligations of ¥6,546 million, ¥5,975 million and ¥4,467 million were incurred for the years ended March 31, 2016, 2017 and 2018, respectively.

4. Acquisitions and dispositions:

Toyota Housing Corporation, a consolidated subsidiary of Toyota Motor Corporation, increased its ownership interest in Misawa Homes Co., Ltd. (Business description: Production and sale of housing materials and components, etc.) to 51% by acquiring 11,181,798 shares of common stock of Misawa Homes Co., Ltd. through a tender offer on December 29, 2016 as well as a third-party allotment of Misawa Homes Co., Ltd. shares to Toyota Housing Corporation and a disposal of Misawa Homes Co., Ltd. treasury stock on January 5, 2017, in order to increase competitiveness through enhanced cooperation with Misawa Homes Co., Ltd. As a result, Misawa Homes Co., Ltd., previously an affiliated company accounted for under the equity method, is now accounted for as a consolidated subsidiary of Toyota Motor Corporation.

The acquisition was accounted for under the acquisition method. Acquisition-related costs were accounted as expense when incurred, and the estimated fair values of the assets acquired, liabilities assumed and noncontrolling interests as of the date of the acquisition of control are immaterial in value.

The amount of sales of Misawa Homes Co., Ltd. after the date of the acquisition of control, which is included in “Sales of products” of Toyota’s consolidated statements of income for fiscal 2017, is ¥130,046 million. Misawa Homes’ net income does not have a material effect on net income attributable to Toyota Motor Corporation in term of monetary value.

In addition to the above, Toyota made several acquisitions and dispositions during the years ended March 31, 2016, 2017 and 2018, however the assets and liabilities acquired or transferred were not material.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Marketable securities and other securities investments:

Marketable securities and other securities investments include public and corporate bonds and common stocks for which the aggregate cost, gross unrealized gains and losses and fair value are as follows:

	Yen in millions
	March 31, 2017
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Public and corporate bonds	5,789,221	145,640	49,030	5,885,831
Common stocks	668,345	2,018,910	321	2,686,934
Other	819,514	9,724	2,670	826,568

Total	7,277,080	2,174,274	52,021	9,399,333

Securities not practicable to determine fair value
Public and corporate bonds	25,257
Common stocks	76,936

Total	102,193

	Yen in millions
	March 31, 2018
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Public and corporate bonds	6,276,811	150,198	118,275	6,308,734
Common stocks	676,959	1,910,767	5,611	2,582,115
Other	730,334	8,058	1,413	736,979

Total	7,684,104	2,069,023	125,299	9,627,828

Securities not practicable to determine fair value
Public and corporate bonds	29,980
Common stocks	109,875

Total	139,855

Japanese bonds and foreign bonds including U.S., European and other bonds represent 28% and 72% (as of March 31, 2017) and 16% and 84% (as of March 31, 2018) of public and corporate bonds included in available-for-sale, respectively. Listed stocks on the Japanese stock markets represent 92% and 93% of common stocks which are included in available-for-sale as of March 31, 2017 and 2018, respectively. Public and corporate bonds include government bonds, and “Other” includes investment trusts.

Unrealized losses continuing over a 12 month period or more in the aggregate were not material as of March 31, 2017 and 2018.

As of March 31, 2017 and 2018, maturities of public and corporate bonds included in available-for-sale are mainly from 1 to 10 years.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Proceeds from sales of available-for-sale securities were ¥108,708 million, ¥251,940 million and ¥248,046 million for the years ended March 31, 2016, 2017 and 2018, respectively. On those sales, gross realized gains were ¥9,500 million, ¥61,038 million and ¥7,684 million and gross realized losses were ¥365 million, ¥108 million and ¥278 million, respectively.

During the years ended March 31, 2016, 2017 and 2018, Toyota recognized impairment losses on available-for-sale securities of ¥9,272 million, ¥7,073 million and ¥846 million, respectively, which are included in “Other income (loss), net” and other in the accompanying consolidated statements of income.

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

6. Finance receivables:

Finance receivables consist of the following:

	Yen in millions
	March 31,
	2017	2018
Retail	11,453,352	11,995,174
Finance leases	1,265,882	1,460,600
Wholesale and other dealer loans	3,281,142	3,281,427

	16,000,376	16,737,201
Deferred origination costs	172,298	181,764
Unearned income	(804,591)	(919,967)
Allowance for credit losses
Retail	(104,354)	(103,457)
Finance leases	(23,962)	(28,817)
Wholesale and other dealer loans	(30,896)	(36,800)

Total allowance for credit losses	(159,212)	(169,074)

Total finance receivables, net	15,208,871	15,829,924
Less - Current portion	(6,196,649)	(6,348,306)

Noncurrent finance receivables, net	9,012,222	9,481,618

Finance receivables were geographically distributed as follows: in North America 59.1%, in Asia 11.3%, in Europe 10.3%, in Japan 8.1% and in Other 11.2% as of March 31, 2017, and in North America 55.7%, in Asia 12.3%, in Europe 12.1%, in Japan 8.2% and in Other 11.7% as of March 31, 2018.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual maturities of retail receivables, the future minimum lease payments on finance leases and the contractual maturities of wholesale and other dealer loans at March 31, 2018 are summarized as follows:

	Yen in millions
Years ending March 31,	Retail	Finance leases	Wholesale and other dealer loans
2019	3,887,959	370,916	2,431,231
2020	2,870,540	293,371	234,874
2021	2,269,797	228,764	140,295
2022	1,569,215	103,796	162,198
2023	884,871	37,134	121,654
Thereafter	512,792	5,122	191,175

	11,995,174	1,039,103	3,281,427

Finance leases consist of the following:

	Yen in millions
	March 31,
	2017	2018
Minimum lease payments	889,522	1,039,103
Estimated unguaranteed residual values	376,360	421,497

	1,265,882	1,460,600
Deferred origination costs	5,809	10,411
Less - Unearned income	(103,518)	(120,884)
Less - Allowance for credit losses	(23,962)	(28,817)

Finance leases, net	1,144,211	1,321,310

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the amount of the finance receivables segregated into aging categories based on the number of days outstanding as of March 31, 2017 and 2018:

	Yen in millions
	March 31, 2017
	Retail	Finance leases	Wholesale	Real estate	Working capital
Current	11,264,660	1,255,626	1,707,432	848,757	722,697
30-59 days past due	125,626	5,114	1,327	—	405
60-89 days past due	29,321	1,321	—	—	—
90 days or greater past due	33,745	3,821	—	266	258

Total	11,453,352	1,265,882	1,708,759	849,023	723,360

	Yen in millions
	March 31, 2018
	Retail	Finance leases	Wholesale	Real estate	Working capital
Current	11,802,032	1,448,989	1,721,225	823,007	731,877
30-59 days past due	127,830	5,741	138	—	—
60-89 days past due	32,408	1,760	5,112	—	—
90 days or greater past due	32,904	4,110	—	65	3

Total	11,995,174	1,460,600	1,726,475	823,072	731,880

The tables below show the recorded investment for each credit quality of the finance receivable within the wholesale and other dealer loan receivables portfolio segment in the United States and other regions as of March 31, 2017 and 2018:

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2018
	Wholesale	Real estate	Working capital	Total
Performing	1,005,030	432,397	225,442	1,662,869
Credit Watch	99,547	51,420	10,730	161,697
At Risk	7,968	3,081	3,506	14,555
Default	4,356	4,993	2,231	11,580

Total	1,116,901	491,891	241,909	1,850,701

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

	Yen in millions
	March 31, 2017
	Wholesale	Real estate	Working capital	Total
Performing	460,308	316,008	472,198	1,248,514
Default	19,874	4,255	331	24,460

Total	480,182	320,263	472,529	1,272,974

	Yen in millions
	March 31, 2018
	Wholesale	Real estate	Working capital	Total
Performing	585,760	323,581	489,801	1,399,142
Default	23,814	7,600	170	31,584

Total	609,574	331,181	489,971	1,430,726

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below summarize information about impaired finance receivables:

	Yen in millions
	Recorded investment		Unpaid principal balance		Individually evaluated allowance
	March 31,		March 31,		March 31,
	2017	2018	2017	2018	2017	2018
Impaired account balances individually evaluated for impairment with an allowance:
Wholesale	10,667	11,582	10,667	11,582	1,373	1,525
Real estate	10,986	9,353	10,986	9,353	1,596	588
Working capital	3,793	5,858	3,793	5,858	1,291	5,429

Total	25,446	26,793	25,446	26,793	4,260	7,542

Impaired account balances individually evaluated for impairment without an allowance:
Wholesale	15,033	8,818	15,033	8,818
Real estate	11,780	15,086	11,780	15,086
Working capital	—	2,337	—	2,337

Total	26,813	26,241	26,813	26,241

Impaired account balances aggregated and evaluated for impairment:
Retail	27,269	27,151	26,597	26,418
Finance leases	66	100	54	74

Total	27,335	27,251	26,651	26,492

Total impaired account balances:
Retail	27,269	27,151	26,597	26,418
Finance leases	66	100	54	74
Wholesale	25,700	20,400	25,700	20,400
Real estate	22,766	24,439	22,766	24,439
Working capital	3,793	8,195	3,793	8,195

Total	79,594	80,285	78,910	79,526

	Yen in millions
	Average impaired finance receivables
	For the years ended March 31,
	2017	2018
Total impaired account balances:
Retail	26,628	27,664
Finance leases	76	83
Wholesale	26,306	23,171
Real estate	22,482	22,831
Working capital	4,208	5,818

Total	79,700	79,567

For the years ended March 31, 2017 and 2018, interest income on impaired finance receivables was not material.

The amount of finance receivables modified as a troubled debt restructuring for the year ended March 31, 2018 was not significant for all classes of finance receivables. Finance receivables modified as troubled debt restructurings for the year ended March 31, 2018 and for which there was a payment default were not significant for all classes of such receivables.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Other receivables:

Other receivables relate to arrangements with certain component manufacturers whereby Toyota procures inventory for these component manufactures and is reimbursed for the related purchases.

8. Inventories:

Inventories consist of the following:

	Yen in millions
	March 31,
	2017	2018
Finished goods	1,552,823	1,683,694
Raw materials	413,049	435,360
Work in process	309,387	304,929
Supplies and other	113,358	115,806

Total	2,388,617	2,539,789

9. Vehicles and equipment on operating leases:

Vehicles and equipment on operating leases consist of the following:

	Yen in millions
	March 31,
	2017	2018
Vehicles	6,105,527	6,124,699
Equipment	13,096	13,373
Less - Deferred income and other	(152,044)	(203,679)

	5,966,579	5,934,393
Less - Accumulated depreciation	(1,263,774)	(1,352,840)
Less - Allowance for credit losses	(18,889)	(15,013)

Vehicles and equipment on operating leases, net	4,683,916	4,566,540

Rental income from vehicles and equipment on operating leases was ¥891,733 million, ¥850,210 million and ¥927,443 million for the years ended March 31, 2016, 2017 and 2018, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

Years ending March 31,	Yen in millions
2019	769,926
2020	490,182
2021	221,216
2022	46,818
2023	11,675
Thereafter	1,478

Total minimum future rentals	1,541,295

The future minimum rentals as shown above should not be considered indicative of future cash collections.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Allowance for doubtful accounts and credit losses:

The net changes in the allowance for doubtful accounts relating to trade accounts and notes receivable for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Yen in millions
	For the years ended March 31,
	2016	2017	2018
Allowance for doubtful accounts at beginning of year	50,410	94,853	100,712
Provision for doubtful accounts, net of reversal	69,029	6,519	(74)
Write-offs	(20,649)	(3,839)	(2,374)
Other	(3,937)	3,179	326

Allowance for doubtful accounts at end of year	94,853	100,712	98,590

“Other” includes the impact of currency translation adjustments for the years ended March 31, 2016, 2017 and 2018.

A portion of the allowance for doubtful accounts balance at March 31, 2017 and 2018 totaling ¥50,602 million and ¥72,665 million, respectively, is attributed to certain non-current receivable balances which are reported as “Other” assets in the consolidated balance sheets.

The net changes in the allowance for credit losses relating to finance receivables and vehicles and equipment on operating leases for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Yen in millions
	For the years ended March 31,
	2016	2017	2018
Allowance for credit losses at beginning of year	178,038	167,330	178,101
Provision for credit losses, net of reversal	90,236	92,147	76,143
Charge-offs	(102,948)	(99,550)	(96,444)
Recoveries	22,356	21,757	25,344
Other	(20,352)	(3,583)	943

Allowance for credit losses at end of year	167,330	178,101	184,087

“Other” primarily includes the impact of currency translation adjustments for the years ended March 31, 2016, 2017 and 2018.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The net changes in the allowance for credit losses above relating to retail receivables portfolio segment, finance lease receivables portfolio segment and wholesale and other dealer loan receivables portfolio segment for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Yen in millions
	For the year ended March 31, 2016
	Retail	Finance leases	Wholesale and other dealer loans
Allowance for credit losses at beginning of year	109,316	29,303	30,053
Provision for credit losses, net of reversal	65,677	1,742	4,962
Charge-offs	(83,116)	(3,833)	(667)
Recoveries	18,999	380	230
Other	(12,023)	(2,992)	(3,750)

Allowance for credit losses at end of year	98,853	24,600	30,828

	Yen in millions
	For the year ended March 31, 2017
	Retail	Finance leases	Wholesale and other dealer loans
Allowance for credit losses at beginning of year	98,853	24,600	30,828
Provision for credit losses, net of reversal	67,433	1,657	854
Charge-offs	(78,114)	(2,007)	(324)
Recoveries	18,282	194	160
Other	(2,100)	(482)	(622)

Allowance for credit losses at end of year	104,354	23,962	30,896

	Yen in millions
	For the year ended March 31, 2018
	Retail	Finance leases	Wholesale and other dealer loans
Allowance for credit losses at beginning of year	104,354	23,962	30,896
Provision for credit losses, net of reversal	52,891	7,115	6,497
Charge-offs	(74,868)	(2,708)	(823)
Recoveries	20,511	315	59
Other	569	133	171

Allowance for credit losses at end of year	103,457	28,817	36,800

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Affiliated companies and variable interest entities:

Investments in and transactions with affiliated companies -

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions
	March 31,
	2017	2018
Current assets	11,795,296	12,766,962
Noncurrent assets	11,003,432	12,326,689

Total assets	22,798,728	25,093,651

Current liabilities	7,419,176	8,061,342
Long-term liabilities and noncontrolling interests	5,423,938	5,940,549
Affiliated companies accounted for by the equity method shareholders’ equity	9,955,614	11,091,760

Total liabilities and shareholders’ equity	22,798,728	25,093,651

Toyota’s share of affiliated companies accounted for by the equity method shareholders’ equity	2,845,422	3,162,711

Number of affiliated companies accounted for by the equity method at end of period	54	57

	Yen in millions
	For the years ended March 31,
	2016	2017	2018
Net revenues	31,037,029	30,309,263	30,680,535

Gross profit	3,852,899	3,644,267	4,065,344

Net income attributable to affiliated companies accounted for by the equity method	957,742	1,099,080	1,344,687

Equity in earnings of affiliated companies attributable to Toyota Motor Corporation	329,099	362,060	470,083

Entities comprising a significant portion of Toyota’s investment in affiliated companies and percentage of ownership are presented below:

	Percentage of ownership
	March 31,
Name of affiliated companies	2017	2018
Denso Corporation	24.9%	24.4%
Toyota Industries Corporation	24.9%	24.9%
Aisin Seiki Co., Ltd.	24.1%	24.9%
Toyota Tsusho Corporation	22.0%	22.0%
Toyoda Gosei Co., Ltd.	43.0%	43.0%

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain affiliated companies accounted for by the equity method with carrying amounts of ¥2,126,128 million and ¥2,334,642 million at March 31, 2017 and 2018, respectively, were quoted on various established markets at an aggregate value of ¥2,894,106 million and ¥3,145,940 million, respectively. Toyota evaluated its investments in affiliated companies, considering the length of time and the extent to which the quoted market prices have been less than the carrying amounts, the financial condition and near-term prospects of the affiliated companies and Toyota’s ability and intent to retain those investments in the companies for a period of time. Toyota did not recognize any impairment loss for the years ended March 31, 2016, 2017 and 2018.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions
	March 31,
	2017	2018
Trade accounts and notes receivable, and other receivables	289,406	301,335
Accounts payable and other payables	691,173	736,023

	Yen in millions
	For the years ended March 31,
	2016	2017	2018
Net revenues	1,804,493	1,914,318	2,004,632
Purchases	4,359,854	5,357,682	5,749,430

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2016, 2017 and 2018 were ¥186,212 million, ¥180,326 million and ¥196,403 million, respectively.

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

Related to securitization transactions, ¥2,092,311 million and ¥1,964,350 million retail finance receivables, ¥557,383 million and ¥618,787 million vehicles on operating leases, ¥151,943 million and ¥146,828 million restricted cash and ¥2,067,221 million and ¥1,952,973 million secured debt were included in Toyota’s consolidated financial statements as of March 31, 2017 and 2018, respectively. The creditors of the VIEs do not have recourse to Toyota’s general credit with the exception of debts guaranteed by Toyota. Risks to which Toyota is exposed including credit, interest rate, and/or prepayment risks are not incremental compared with the situation before Toyota enters into securitization transactions.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota has variable interests in investment trusts that are VIEs due mainly to insufficient equity within the structure but determined that it was not the primary beneficiary due to lack of the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and, therefore, does not consolidate the VIEs. Investments in the trusts are held at fair value and are included in “Marketable securities and other securities investments” in the accompanying consolidated balance sheets. As of March 31, 2018, the maximum exposure to loss is limited to the carrying value of its investment in the trusts, which totaled ¥446,778 million, compared to ¥539,862 million as of March 31, 2017. Toyota does not provide support that is not contractually required to the trusts.

As for VIEs other than those specified above, neither the aggregate size nor Toyota’s involvements are material to Toyota’s consolidated financial statements.

12. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2017 and 2018 consist of the following:

	Yen in millions
	March 31,
	2017	2018
Loans, principally from banks, with a weighted-average interest at March 31, 2017 and March 31, 2018 of 1.86% and of 2.14% per annum, respectively	1,125,324	1,254,444
Commercial paper with a weighted-average interest at March 31, 2017 and March 31, 2018 of 1.08% and of 1.65% per annum, respectively	3,828,358	3,900,469

	4,953,682	5,154,913

As of March 31, 2018, Toyota has unused short-term lines of credit amounting to ¥1,712,315 million of which ¥245,797 million related to commercial paper programs. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2017 and 2018 comprises the following:

	Yen in millions
	March 31,
	2017	2018
Unsecured loans, representing obligations principally to banks, due 2017 to 2036 in 2017 and due 2018 to 2036 in 2018 with a weighted-average interest at March 31, 2017 and March 31, 2018 of 2.44% and of 2.70% per annum, respectively	3,318,865	3,215,309
Secured loans, representing obligations principally to finance receivables securitization due 2017 to 2030 in 2017 and due 2018 to 2030 in 2018 with a weighted-average interest at March 31, 2017 and March 31, 2018 of 1.43% and of 1.99% per annum, respectively	2,080,362	1,963,057
Medium-term notes of consolidated subsidiaries, due 2017 to 2046 in 2017 and due 2018 to 2046 in 2018 with a weighted-average interest at March 31, 2017 and March 31, 2018 of 2.12% and of 2.18% per annum, respectively	6,923,511	6,994,629
Unsecured notes of parent company, due 2017 to 2036 in 2017 and due 2018 to 2037 in 2018 with a weighted-average interest at March 31, 2017 and March 31, 2018 of 1.35% and of 0.94% per annum, respectively	370,000	370,000
Unsecured notes of consolidated subsidiaries, due 2017 to 2032 in 2017 and due 2018 to 2031 in 2018 with a weighted-average interest at March 31, 2017 and March 31, 2018 of 2.17% and of 2.20% per annum, respectively	1,430,022	1,569,517
Secured notes of consolidated subsidiaries, due 2017 to 2020 in 2017 and due 2018 to 2021 in 2018 with a weighted-average interest at March 31, 2017 and March 31, 2018 of 8.14% and of 7.90% per annum, respectively	57,036	59,513
Long-term capital lease obligations, due 2017 to 2035 in 2017 and due 2018 to 2035 in 2018 with interest ranging from 0.37% to 14.73% per annum in 2017 and from 0.37% to 14.73% per annum in 2018	22,249	20,626

	14,202,045	14,192,651
Less - Current portion due within one year	(4,290,449)	(4,186,277)

	9,911,596	10,006,374

As of March 31, 2018, approximately 48%, 11%, 10%, 9%, 6% and 16% of long-term debt are denominated in U.S. dollars, Japanese yen, euros, Australian dollars, Canadian dollars and other currencies, respectively.

As of March 31, 2018, property, plant and equipment with a book value of ¥658,675 million and other assets aggregating ¥2,052,752 million were pledged as collateral mainly for certain debt obligations of subsidiaries. These other assets principally consist of securitized finance receivables.

The aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Years ending March 31,	Yen in millions
2019	4,186,277
2020	2,848,360
2021	2,398,498
2022	2,236,208
2023	1,612,872

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Standard agreements with certain banks include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. During the year ended March 31, 2018, Toyota has not received any significant requests from these banks.

As of March 31, 2018, Toyota has unused long-term lines of credit amounting to ¥6,728,922 million.

Interest expense during the years ended March 31, 2016, 2017 and 2018 were ¥377,310 million, ¥352,691 million and ¥415,094 million, respectively. Interest expense related to the financial services business is included in “Cost of financing operations” in the accompanying consolidated statements of income.

13. Product warranties and recalls and other safety measures:

Toyota provides product warranties for certain defects mainly resulting from manufacturing based on warranty contracts with its customers at the time of sale of products. Toyota accrues estimated warranty costs to be incurred in the future in accordance with the warranty contracts. In addition to product warranties, Toyota initiates recalls and other safety measures to repair or to replace parts which might be expected to fail from products safety perspectives or customer satisfaction standpoints. Toyota accrues for costs of recalls and other safety measures based on the amount estimated from historical experience.

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

The net changes in liabilities for quality assurances above for the years ended March 31, 2016, 2017 and 2018 consist of the following:

	Yen in millions
	For the years ended March 31,
	2016	2017	2018
Liabilities for quality assurances at beginning of year	1,328,916	1,403,764	1,696,938
Payments made during year	(501,073)	(604,853)	(586,943)
Provision for quality assurances	636,719	919,086	649,377
Changes relating to pre-existing quality assurances	(39,225)	(24,147)	(56,769)
Other	(21,573)	3,088	(291)

Liabilities for quality assurances at end of year	1,403,764	1,696,938	1,702,312

“Other” primarily includes the impact of currency translation adjustments and the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the net changes in liabilities for recalls and other safety measures which are comprised in liabilities for quality assurances above for the years ended March 31, 2016, 2017 and 2018.

	Yen in millions
	For the years ended March 31,
	2016	2017	2018
Liabilities for recalls and other safety measures at beginning of year	755,050	925,475	1,275,200
Payments made during year	(347,861)	(444,416)	(456,177)
Provision for recalls and other safety measures	524,100	794,009	454,391
Other	(5,814)	132	1,842

Liabilities for recalls and other safety measures at end of year	925,475	1,275,200	1,275,256

14. Other payables:

Other payables are mainly related to purchases of property, plant and equipment and non-manufacturing purchases.

15. Income taxes:

The components of income before income taxes comprise the following:

	Yen in millions
	For the years ended March 31,
	2016	2017	2018
Income before income taxes:
Parent company and domestic subsidiaries	1,834,413	1,423,208	1,880,971
Foreign subsidiaries	1,148,968	770,617	739,458

	2,983,381	2,193,825	2,620,429

The provision for income taxes consists of the following:

	Yen in millions
	For the years ended March 31,
	2016	2017	2018
Current income tax expense:
Parent company and domestic subsidiaries	591,868	435,560	565,998
Foreign subsidiaries	253,512	246,639	176,369

Total current	845,380	682,199	742,367

Deferred income tax expense (benefit):
Parent company and domestic subsidiaries	(40,934)	(21,756)	45,097
Foreign subsidiaries	73,823	(31,543)	(283,058)

Total deferred	32,889	(53,299)	(237,961)

Total provision	878,269	628,900	504,406

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net deferred liabilities as of March 31, 2018 decreased by ¥218,323 million and provision for income taxes for the year ended March 31, 2018 decreased by ¥249,694 million, respectively, resulting from the Tax Cuts and Jobs Act of 2017 of the United States.

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 32.9%, 31.1% and 31.1% for the years ended March 31, 2016, 2017 and 2018, respectively. The statutory tax rates in effect for the year in which the temporary differences are expected to reverse are used to calculate the tax effects of temporary differences which are expected to reverse in the future years. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the years ended March 31,
	2016	2017	2018
Statutory tax rate	32.9%	31.1%	31.1%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	0.3	0.4	0.4
Deferred tax liabilities on undistributed earnings of foreign subsidiaries	1.0	1.3	1.1
Deferred tax liabilities on undistributed earnings of affiliated companies accounted for by the equity method	2.4	3.3	3.8
Valuation allowance	(0.4)	(0.6)	(2.0)
Tax credits	(4.7)	(4.8)	(4.3)
The difference between the statutory tax rate in Japan and that of foreign subsidiaries	(1.3)	(1.9)	(1.5)
Unrecognized tax benefits adjustments	0.2	0.4	0.2
Revision to reduce deferred tax assets and liabilities at the fiscal year-end due to changes in tax rates	(0.5)	—	—
Effect of the Tax Cuts and Jobs Act of 2017 of the United States	—	—	(9.5)
Other	(0.5)	(0.5)	(0.1)

Effective income tax rate	29.4%	28.7%	19.2%

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31,
	2017	2018
Deferred tax assets
Accrued pension and severance costs	219,465	199,366
Accrued expenses and liabilities for quality assurances	644,936	609,257
Other accrued employees’ compensation	114,752	112,316
Operating loss carryforwards for tax purposes	76,317	203,897
Allowance for doubtful accounts and credit losses	82,916	63,223
Property, plant and equipment and other assets	234,372	249,320
Other	335,992	348,852

Gross deferred tax assets	1,708,750	1,786,231
Less - Valuation allowance	(146,623)	(93,814)

Total deferred tax assets	1,562,127	1,692,417

Deferred tax liabilities
Unrealized gains on securities, net	(692,962)	(635,292)
Undistributed earnings of foreign subsidiaries	(28,544)	(29,967)
Undistributed earnings of affiliated companies accounted for by the equity method	(709,094)	(794,485)
Basis difference of acquired assets	(31,861)	(30,768)
Lease transactions	(973,000)	(751,292)
Other	(46,407)	(74,658)

Gross deferred tax liabilities	(2,481,868)	(2,316,462)

Net deferred tax liability	(919,741)	(624,045)

The deferred tax assets and liabilities above that comprise the net deferred tax liability are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31,
	2017	2018
Deferred tax assets
Investments and other assets - Other	503,985	494,120
Deferred tax liabilities
Deferred income taxes (Long-term liabilities)	(1,423,726)	(1,118,165)

Net deferred tax liability	(919,741)	(624,045)

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

Operating loss carryforwards for tax purposes as of March 31, 2018 in Japan and foreign countries were ¥26,712 million and ¥866,392 million, respectively, and are available as an offset against future taxable income. The majority of these carryforwards in Japan and foreign countries expire in years 2019 to 2027 and expire in years 2019 to 2038, respectively. Tax credit carryforwards as of March 31, 2018 in Japan and foreign countries were ¥2,847 million and ¥55,939 million, respectively, and the majority of these carryforwards in Japan and foreign countries expire in years 2019 to 2021 and expire in years 2019 to 2038, respectively.

The valuation allowance mainly relates to deferred tax assets of operating loss and foreign tax credit carryforwards for tax purposes that are not more-likely-than-not to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2016, 2017 and 2018 consist of the following:

	Yen in millions
	For the years ended March 31,
	2016	2017	2018
Valuation allowance at beginning of year	169,811	151,665	146,623
Additions	33,243	27,147	16,106
Deductions	(43,723)	(37,891)	(74,435)
Other	(7,666)	5,702	5,520

Valuation allowance at end of year	151,665	146,623	93,814

“Other” includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments during the years ended March 31, 2016, 2017 and 2018.

Because management intends to reinvest undistributed earnings of foreign subsidiaries to the extent not expected to be remitted in the foreseeable future, management has made no provision for income taxes on those undistributed earnings aggregating ¥3,623,657 million as of March 31, 2018. Toyota estimates an additional tax provision of ¥139,287 million would be required if the full amount of those undistributed earnings were remitted.

A summary of the gross unrecognized tax benefits changes for the years ended March 31, 2016, 2017 and 2018 is as follows:

	Yen in millions
	For the years ended March 31,
	2016	2017	2018
Balance at beginning of year	13,644	19,250	21,553
Additions based on tax positions related to the current year	1,001	8,187	612
Additions for tax positions of prior years	6,378	6,076	13,954
Reductions for tax positions of prior years	(77)	(5,593)	(13,217)
Reductions for tax positions related to lapse of statute of limitations	(7)	(9)	—
Reductions for settlements	(427)	(6,317)	(26)
Other	(1,262)	(41)	(1,312)

Balance at end of year	19,250	21,553	21,564

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was not material at March 31, 2016, 2017 and 2018, respectively. Toyota does not believe it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

Interest and penalties related to income tax liabilities are included in “Other income (loss), net”. The amounts of interest and penalties accrued as of and recognized for the years ended March 31, 2016, 2017 and 2018, were not material.

Toyota remains subject to income tax examination for the tax returns related to the years beginning on and after April 1, 2011 and April 1, 2002, with various tax jurisdictions in Japan and foreign countries, respectively.

16. Class Shares:

TMC issued First Series Model AA Class Shares (the “Model AA Class Shares”) on July 24, 2015. Presented below is additional information regarding the Model AA Class Shares:

Total number of shares issued	:	47,100,000 shares

Issue price	:	10,598 yen per share

Purchase price	:	10,121.09 yen per share

Voting rights	:	Model AA Class Shares shall have voting rights. The number of shares constituting one unit with respect to Model AA Class Shares shall be 100.

Restrictions on transfer	:	Model AA Class Shares shall have restrictions on transfer.

Dividends	:	(1) If the record date falls in the fiscal year ending on March 31, 2016: 0.5% of the issue price
(2) If the record date falls in the fiscal year ending on March 31, 2017 through March 31, 2020: the annual dividend rate for the previous fiscal year plus 0.5% of the issue price
(3) If the record date falls in the fiscal year ending on March 31, 2021 or later: 2.5% of the issue price

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

Unpaid dividends included in mezzanine equity as of March 31, 2017 and 2018 were ¥2,473 million and ¥3,721 million, respectively.

The difference between the issuance amount and initial carrying amount of the mezzanine equity is adjusted for accretion of the mezzanine equity over a period of time from the issuance date until the Class Shares can first be redeemed.

17. Shareholders’ equity:

Changes in the number of shares of common stock issued have resulted from the following:

	For the years ended March 31,
	2016	2017	2018
Common stock issued
Balance at beginning of year	3,417,997,492	3,337,997,492	3,262,997,492
Issuance during the year	—	—	—
Purchase and retirement	(80,000,000)	(75,000,000)	—

Balance at end of year	3,337,997,492	3,262,997,492	3,262,997,492

The Companies Act provides that an amount equal to 10% of distributions from surplus paid by the parent company and its Japanese subsidiaries be appropriated as a capital reserve or a retained earnings reserve. No further appropriations are required when the total amount of the capital reserve and the retained earnings reserve reaches 25% of stated capital.

The retained earnings reserve included in retained earnings as of March 31, 2017 and 2018 were ¥190,227 million and ¥194,890 million, respectively. The Companies Act provides that the retained earnings reserve of the parent company and its Japanese subsidiaries is restricted and unable to be used for dividend payments, and is excluded from the calculation of the profit available for dividend.

The amounts of statutory retained earnings of the parent company available for dividend payments to shareholders were ¥8,470,887 million and ¥9,256,045 million as of March 31, 2017 and 2018, respectively. In accordance with customary practice in Japan, the distributions from surplus are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings at March 31, 2018 include amounts representing year-end cash dividends of ¥349,190 million, ¥120 per common share, which were resolved at the Meeting of the Board of Directors held on May 9, 2018.

Retained earnings at March 31, 2018 include ¥2,429,170 million relating to equity in undistributed earnings of affiliated companies accounted for by the equity method.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The repurchase, reissuance and retirement of treasury stock for the years ended March 31, 2016, 2017 and 2018 are as follows:

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

Retirement of treasury stock

Reason for retiring treasury stock -

The retirement was made to relieve concerns regarding the dilution of common share value due to reissuanceof treasury stock in the future.

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

Retirement of treasury stock

Reason for retiring treasury stock -

The retirement was made to relieve concerns regarding the dilution of common share value due to reissuanceof treasury stock in the future.

Details of matters relating to retirement -

Number of common shares retired	75,000,000 shares

The amount on retirement of treasury stock was treated as a reduction in additional paid-in capital and retained earnings. As a result, treasury stock, additional paid-in capital and retained earnings decreased by ¥407,383 million, ¥27,374 million and ¥380,009 million, respectively.

For the year ended March 31, 2018

Repurchase of treasury stock

Reason for repurchasing treasury stock -

The repurchase was made to return capital to shareholders in addition to promoting capital efficiency and agile capital policy in view of the business environment.

Details of matters relating to repurchase -

Number of common shares repurchased	73,708,400 shares
Total purchase price for repurchase of shares	¥499,989 million

Reissuance of treasury stock

Reason for reissuing treasury stock -

On August 4, 2017, the parent company and Mazda Motor Corporation (Mazda) signed an agreement to enter a business and capital alliance, with the aim of further strengthening their lasting partnership. The parent company acquired common stock newly issued by Mazda through a third-party allotment. Mazda acquired the

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

parent company’s shares that were equivalent in value to the Mazda shares through a disposition of treasury stock involving a third-party allotment implemented by the parent company.

Details of matters relating to reissuance -

Number of common shares reissued	8,293,300 shares
Amount of proceeds	¥50,000 million

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Accumulated other comprehensive income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
Balance at March 31, 2015	(136,090)	1,727,565	(113,930)	1,477,545
Other comprehensive income (loss) before reclassifications, net of taxes of ¥10,719 million, ¥130,092 million, ¥93,210 million and ¥234,021 million	(423,404)	(291,681)	(214,600)	(929,685)
Reclassifications, net of taxes of ¥— million, ¥9,832 million, ¥(3,318) million and ¥6,514 million	28,052	(20,511)	5,419	12,960

Other comprehensive income (loss), net of tax	(395,352)	(312,192)	(209,181)	(916,725)
Less - Other comprehensive income attributable to noncontrolling interests	32,387	9,572	7,989	49,948

Balance at March 31, 2016	(499,055)	1,424,945	(315,122)	610,768
Other comprehensive income (loss) before reclassifications, net of taxes of ¥9,240 million, ¥(9,048) million, ¥(40,099) million and ¥(39,907) million	(57,926)	41,134	82,939	66,147
Reclassifications, net of taxes of ¥— million, ¥23,275 million, ¥(5,255) million and ¥18,020 million	—	(36,855)	10,373	(26,482)

Other comprehensive income (loss), net of tax	(57,926)	4,279	93,312	39,665
Less - Other comprehensive income attributable to noncontrolling interests	5,499	(12,281)	(503)	(7,285)
Equity transaction with noncontrolling interests and other	(8,626)	9,060	(2,660)	(2,226)

Balance at March 31, 2017	(560,108)	1,426,003	(224,973)	640,922
Other comprehensive income (loss) before reclassifications, net of taxes of ¥(3,624) million, ¥38,539 million, ¥(7,568) million and ¥27,347 million	(113,942)	(72,501)	15,814	(170,629)
Reclassifications, net of taxes of ¥— million, ¥9,729 million, ¥(2,500) million and ¥7,229 million	(6,664)	(22,058)	6,501	(22,221)

Other comprehensive income (loss), net of tax	(120,606)	(94,559)	22,315	(192,850)
Less - Other comprehensive income attributable to noncontrolling interests	1,629	(2,022)	(580)	(973)
Equity transaction with noncontrolling interests and other	—	162	(11,562)	(11,400)

Balance at March 31, 2018	(679,085)	1,329,584	(214,800)	435,699

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications for the years ended March 31, 2016, 2017 and 2018 consist of the following:

	Yen in millions
	For the years ended March 31,			Affected line items in the consolidated statements of income
	2016	2017	2018
Foreign currency translation adjustments:
	28,052	—	(6,664)	Other income (loss), net

	28,052	—	(6,664)	Income before income taxes and equity in earnings of affiliated companies

	28,052	—	(6,664)	Net income

Unrealized gains (losses) on securities:
	(779)	(24,553)	(4,567)	Financing operations
	(27,275)	(3,572)	(25,247)	Foreign exchange gain (loss), net
	(6,185)	(31,685)	(1,993)	Other income (loss), net

	(34,239)	(59,810)	(31,807)	Income before income taxes and equity in earnings of affiliated companies
	9,832	23,275	9,729	Provision for income taxes
	3,896	(320)	20	Equity in earnings of affiliated companies

	(20,511)	(36,855)	(22,058)	Net income

Pension liability adjustments:
Recognized net actuarial loss	12,971	19,432	12,914	*1
Amortization of prior service costs	(4,234)	(3,804)	(3,913)	*1

	8,737	15,628	9,001	Income before income taxes and equity in earnings of affiliated companies
	(3,318)	(5,255)	(2,500)	Provision for income taxes

	5,419	10,373	6,501	Net income

Total reclassifications, net of tax	12,960	(26,482)	(22,221)

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost. See note 20 to the consolidated financial statements for additional information.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There were no stock-based compensation expenses for stock options as selling, general and administrative expenses for the years ended March 31, 2016, 2017 and 2018, respectively.

The following table summarizes Toyota’s stock option activity:

		Yen		Yen in millions
	Number of shares	Weighted- average exercise price	Weighted- average remaining contractual life in years	Aggregate intrinsic value
Options outstanding at March 31, 2015	3,503,500	4,632	2.05	13,143
Granted	—	—
Exercised	(936,400)	5,049
Canceled	(473,600)	6,917

Options outstanding at March 31, 2016	2,093,500	3,858	1.56	4,384
Granted	—	—
Exercised	(785,600)	4,006
Canceled	(115,600)	4,682

Options outstanding at March 31, 2017	1,192,300	3,682	0.80	2,813

Granted	—	—
Exercised	(643,800)	3,726
Canceled	(264,900)	4,154

Options outstanding at March 31, 2018	283,600	3,153	0.33	1,041

Options exercisable at March 31, 2016	2,093,500	3,858	1.56	4,384
Options exercisable at March 31, 2017	1,192,300	3,682	0.80	2,813
Options exercisable at March 31, 2018	283,600	3,153	0.33	1,041

The total intrinsic value of options exercised for the years ended March 31, 2016, 2017 and 2018 was ¥2,236 million, ¥1,632 million and ¥1,881 million, respectively.

Cash received from the exercise of stock options for the years ended March 31, 2016, 2017 and 2018 was ¥4,728 million, ¥3,147 million and ¥2,399 million, respectively.

The following table summarizes information for options outstanding and options exercisable at March 31, 2018:

Outstanding			Exercisable
Number of shares	Exercise price	Remaining life	Number of shares	Exercise price
	Yen	Years		Yen
283,600	3,153	0.33	283,600	3,153

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information regarding Toyota’s defined benefit plans is as follows:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2017	2018	2017	2018
Change in benefit obligation
Benefit obligation at beginning of year	1,912,156	1,930,498	963,255	1,026,024
Service cost	89,443	88,964	41,733	35,887
Interest cost	8,800	13,252	35,593	37,817
Plan participants’ contributions	923	1,266	436	912
Plan amendments	(21)	(58)	(996)	(12)
Net actuarial (gain) loss	(45,783)	35,017	22,220	66,039
Acquisition and other	30,622	18,206	(18,778)	(26,616)
Benefits paid	(65,642)	(67,835)	(17,439)	(42,070)

Benefit obligation at end of year	1,930,498	2,019,310	1,026,024	1,097,981

Change in plan assets
Fair value of plan assets at beginning of year	1,369,236	1,483,889	692,801	758,306
Actual return on plan assets	81,600	111,278	74,760	89,924
Acquisition and other	30,266	14,615	(11,960)	(16,009)
Employer contributions	39,692	42,095	15,925	20,961
Plan participants’ contributions	923	1,266	436	912
Benefits paid	(37,828)	(40,264)	(13,656)	(38,611)

Fair value of plan assets at end of year	1,483,889	1,612,879	758,306	815,483

Funded status	446,609	406,431	267,718	282,498

Amounts recognized in the consolidated balance sheets as of March 31, 2017 and 2018 are comprised of the following:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2017	2018	2017	2018
Accrued expenses (Accrued pension and severance costs)	28,265	27,718	2,936	2,982
Accrued pension and severance costs	633,774	647,134	271,296	284,048
Investments and other assets - Other (Prepaid pension and severance costs)	(215,430)	(268,421)	(6,514)	(4,532)

Net amount recognized	446,609	406,431	267,718	282,498

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts recognized in accumulated other comprehensive income (loss) as of March 31, 2017 and 2018 are comprised of the following:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2017	2018	2017	2018
Net actuarial loss	(288,126)	(248,791)	(116,700)	(119,407)
Prior service costs	36,980	32,812	(2,151)	(1,826)
Net transition obligation	—	—	—	—

Net amount recognized	(251,146)	(215,979)	(118,851)	(121,233)

The accumulated benefit obligation for all defined benefit pension plans was ¥1,874,424 million and ¥1,959,533 million in Japanese plans, ¥957,217 million and ¥1,023,094 million in Foreign plans at March 31, 2017 and 2018, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2017	2018	2017	2018
Projected benefit obligation	892,684	833,080	445,482	490,844
Accumulated benefit obligation	866,566	806,774	426,201	468,611
Fair value of plan assets	242,488	170,234	178,357	201,402

Components of the net periodic pension cost are as follows:

	Yen in millions
	For the years ended March 31,
	Japanese plans			Foreign plans
	2016	2017	2018	2016	2017	2018
Service cost	78,611	89,443	88,964	47,544	41,733	35,887
Interest cost	17,509	8,800	13,252	40,340	35,593	37,817
Expected return on plan assets	(35,012)	(33,524)	(36,409)	(44,616)	(38,893)	(41,048)
Amortization of prior service costs	(4,669)	(4,148)	(4,226)	435	344	313
Recognized net actuarial loss	5,850	14,298	7,462	7,121	5,134	5,452
Amortization of net transition obligation	—	—	—	—	—	—

Net periodic pension cost	62,289	74,869	69,043	50,824	43,911	38,421

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) are as follows:

	Yen in millions
	For the years ended March 31,
	Japanese plans			Foreign plans
	2016	2017	2018	2016	2017	2018
Net actuarial gain (loss)	(290,664)	93,859	39,852	(11,242)	13,647	(17,163)
Recognized net actuarial loss	5,850	14,298	7,462	7,121	5,134	5,452
Prior service costs	489	21	58	573	996	12
Amortization of prior service costs	(4,669)	(4,148)	(4,226)	435	344	313
Amortization of net transition obligation	—	—	—	—	—	—
Other	76	811	(7,979)	272	1,962	9,004

Total recognized in other comprehensive income (loss)	(288,918)	104,841	35,167	(2,841)	22,083	(2,382)

“Other” includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments during the years ended March 31, 2016, 2017 and 2018.

The estimated prior service costs and net actuarial loss that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost during the year ending March 31, 2019 are ¥ (4,200) million and ¥7,100 million in Japanese plans, ¥300 million and ¥6,900 million in Foreign plans, respectively.

Weighted-average assumptions used to determine benefit obligations as of March 31, 2017 and 2018 are as follows:

	March 31,
	Japanese plans		Foreign plans
	2017	2018	2017	2018
Discount rate	0.7%	0.7%	4.0%	3.9%
Rate of compensation increase	2.9%	3.3%	3.8%	3.6%

As of March 31, 2017 and 2018, the parent company and certain subsidiaries in Japan employ “point” based retirement benefit plans and do not use the rates of compensation increase to determine benefit obligations.

Weighted-average assumptions used to determine net periodic pension cost for the years ended March 31, 2016, 2017 and 2018 are as follows:

	For the years ended March 31,
	Japanese plans			Foreign plans
	2016	2017	2018	2016	2017	2018
Discount rate	1.1%	0.5%	0.7%	4.0%	4.2%	4.0%
Expected return on plan assets	2.5%	2.4%	2.4%	6.3%	6.1%	6.0%
Rate of compensation increase	2.5%	2.7%	2.9%	4.4%	3.9%	3.8%

During the years ended March 31, 2016, 2017 and 2018, the parent company and certain subsidiaries in Japan employ “point” based retirement benefit plans and do not use the rates of compensation increase to determine net periodic pension cost.

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

Toyota’s policy and objective for plan asset management is to maximize returns on plan assets to meet future benefit payment requirements under risks which Toyota considers permissible. Asset allocations under the plan asset management are determined based on plan asset management policies of each plan which are established to achieve the optimized asset compositions in terms of the long-term overall plan asset management. In Japanese plans, excepting equity securities contributed by Toyota, approximately 40% of the plan assets is invested in equity securities, approximately 30% is invested in debt securities, and the rest of them is invested in insurance contracts and other products. In Foreign plans, excepting equity securities contributed by Toyota, approximately 65% of the plan assets is invested in equity securities, approximately 25% is invested in debt securities, and the rest of them is invested in other products. When actual allocations are not in line with target allocations, Toyota rebalances its investments in accordance with the policies. Prior to making individual investments, Toyota performs in-depth assessments of corresponding factors including category of products, industry type, currencies and liquidity of each potential investment under consideration to mitigate concentrations of risks such as market risk and foreign currency exchange rate risk. To assess performance of the investments, Toyota establishes bench mark return rates for each individual investment, combines these individual bench mark rates based on the asset composition ratios within each asset category, and compares the combined rates with the corresponding actual return rates on each asset category.

The following table summarizes the fair value of classes of plan assets as of March 31, 2017 and 2018. See note 27 to the consolidated financial statements for three levels of input which are used to measure fair value.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2018
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	620,281	—	—	620,281
Commingled funds	—	202,816	—	202,816

	620,281	202,816	—	823,097

Debt securities
Government bonds	88,959	—	—	88,959
Commingled funds	—	284,870	—	284,870
Other	—	36,567	19	36,586

	88,959	321,437	19	410,415

Insurance contracts	—	201,141	—	201,141
Other	41,446	61,301	—	102,747
Investments measured at net asset value	—	—	—	75,479

Total	750,686	786,695	19	1,612,879

Foreign plans

	Yen in millions
	March 31, 2017
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	207,036	—	—	207,036
Commingled funds	—	152,104	—	152,104

	207,036	152,104	—	359,140

Debt securities
Government bonds	76,730	—	—	76,730
Commingled funds	—	36,430	—	36,430
Other	—	33,430	—	33,430

	76,730	69,860	—	146,590

Insurance contracts	—	—	—	—
Other	13,533	13,851	30,903	58,287
Investments measured at net asset value	—	—	—	194,289

Total	297,299	235,815	30,903	758,306

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2018
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	178,476	—	—	178,476
Commingled funds	—	197,566	—	197,566

	178,476	197,566	—	376,042

Debt securities
Government bonds	89,928	—	—	89,928
Commingled funds	—	11,642	—	11,642
Other	—	35,032	—	35,032

	89,928	46,674	—	136,602

Insurance contracts	—	—	—	—
Other	12,487	18,107	31,288	61,882
Investments measured at net asset value	—	—	—	240,957

Total	280,891	262,347	31,288	815,483

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

The following is description of the assets, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Quoted market prices for identical securities are used to measure fair value of common stocks. Japanese stocks and foreign stocks represent 74% and 26% (as of March 31, 2017) and 76% and 24% (as of March 31, 2018) of common stocks, respectively, in Japanese plans. Common stocks include mainly foreign stocks as of March 31, 2017 and 2018 in Foreign plans.

Quoted market prices for identical securities are used to measure fair value of government bonds. Japanese government bonds and foreign government bonds represent 28% and 72% (as of March 31, 2017) and 29% and 71% (as of March 31, 2018) of government bonds, respectively, in Japanese plans. Government bonds include mainly foreign government bonds as of March 31, 2017 and 2018 in Foreign plans.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables summarize the changes in Level 3 plan assets measured at fair value for the years ended March 31, 2016, 2017 and 2018:

Japanese plans

	Yen in millions
	For the years ended March 31,
	2016			2017			2018
	Debt securities	Other	Total	Debt securities	Other	Total	Debt securities	Other	Total
Balance at beginning of year	233	1,018	1,251	146	2,518	2,664	81	496	577
Actual return on plan assets	1	(3)	(2)	—	(11)	(11)	—	(4)	(4)
Purchases, sales and settlements	(88)	1,503	1,415	(65)	(2,011)	(2,076)	(62)	(492)	(554)
Other	—	—	—	—	—	—	—	—	—

Balance at end of year	146	2,518	2,664	81	496	577	19	—	19

Foreign plans

	Yen in millions
	For the years ended March 31,
	2016	2017	2018
	Other	Other	Other
Balance at beginning of year	17,511	30,758	30,903
Actual return on plan assets	1,966	279	2,024
Purchases, sales and settlements	12,372	—	—
Other	(1,091)	(134)	(1,639)

Balance at end of year	30,758	30,903	31,288

Toyota expects to contribute ¥42,220 million in Japanese plans and ¥23,234 million in Foreign plans to its pension plans in the year ending March 31, 2019.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Yen in millions
Years ending March 31,	Japanese plans	Foreign plans
2019	72,756	21,972
2020	73,891	23,700
2021	74,890	25,089
2022	78,254	26,724
2023	82,433	28,552
from 2024 to 2028	429,821	167,337

Total	812,045	293,374

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

For the years ended March 31, 2016, 2017 and 2018, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2017 and 2018:

	Yen in millions
	March 31,
	2017	2018
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	—	154
Investments and other assets - Other	662	668

Total	662	822

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	61,946	46,425
Investments and other assets - Other	168,292	175,635

Total	230,238	222,060

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	12,357	34,922
Investments and other assets - Other	164	—

Total	12,521	34,922

Total derivative assets	243,421	257,804
Counterparty netting	(84,883)	(97,617)
Collateral received	(60,021)	(92,146)

Carrying value of derivative assets	98,517	68,041

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	(64)	—
Other long-term liabilities	—	—

Total	(64)	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(67,091)	(34,716)
Other long-term liabilities	(158,383)	(158,830)

Total	(225,474)	(193,546)

Foreign exchange forward and option contracts
Other current liabilities	(19,919)	(3,610)
Other long-term liabilities	—	—

Total	(19,919)	(3,610)

Total derivative liabilities	(245,457)	(197,156)
Counterparty netting	84,883	97,617
Collateral posted	122,231	55,650

Carrying value of derivative liabilities	(38,343)	(43,889)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2017 and 2018:

	Yen in millions
	March 31,
	2017		2018
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	40,837	19,459,677	12,643	19,895,085
Foreign exchange forward and option contracts	—	2,772,741	—	2,731,534

Total	40,837	22,232,418	12,643	22,626,619

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the years ended March 31, 2016, 2017 and 2018:

	Yen in millions
	For the years ended March 31,
	2016		2017		2018
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(133)	122	(339)	1,212	782	(227)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	119,096		(61,884)		42,220
Foreign exchange gain (loss), net	(379)		12,516		30,339
Foreign exchange forward and option contracts
Cost of financing operations	(16,363)		2,614		6,442
Foreign exchange gain (loss), net	115,256		81,614		73,115

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

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of March 31, 2018 is ¥2,489 million. The aggregate fair value amount of assets that are already posted as cash collateral as of March 31, 2018 is ¥28,012 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥2,489 million as of March 31, 2018.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2018
		Estimated fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Assets (Liabilities)
Cash and cash equivalents	3,052,269	2,278,060	774,209	—	3,052,269
Time deposits	901,244	—	901,244	—	901,244
Total finance receivables, net	14,508,614	—	—	14,615,409	14,615,409
Other receivables	489,338	—	—	489,338	489,338
Short-term borrowings	(5,154,913)	—	(5,154,913)	—	(5,154,913)
Long-term debt including the current portion	(14,172,025)	—	(12,265,260)	(1,940,888)	(14,206,148)

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

An analysis of leased assets under capital leases is as follows:

	Yen in millions
	March 31,
	2017	2018
Class of property
Building	18,775	17,934
Machinery and equipment	29,630	31,217
Less - Accumulated depreciation	(28,703)	(30,853)

	19,702	18,298

Amortization expenses under capital leases for the years ended March 31, 2016, 2017 and 2018 were ¥4,801 million, ¥4,586 million and ¥5,541 million, respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2018 are as follows:

Years ending March 31,	Yen in millions
2019	6,645
2020	3,892
2021	2,276
2022	1,921
2023	1,801
Thereafter	8,933

Total minimum lease payments	25,468
Less - Amount representing interest	(4,842)

Present value of net minimum lease payments	20,626
Less - Current obligations	(5,796)

Long-term capital lease obligations	14,830

Rental expenses under operating leases for the years ended March 31, 2016, 2017 and 2018 were ¥101,932 million, ¥92,321 million and ¥112,934 million, respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2018 are as follows:

Years ending March 31,	Yen in millions
2019	14,296
2020	11,375
2021	9,422
2022	8,403
2023	7,247
Thereafter	26,106

Total minimum future rentals	76,849

24. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments -

Commitments outstanding as of March 31, 2018 for the purchase of property, plant and equipment, other assets and services totaled ¥368,483 million.

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and as of March 31, 2018, range from 1 month to 35 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of March 31, 2018 is ¥2,830,749 million. Liabilities for guarantees totaling ¥6,901 million have been provided as of March 31, 2018. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. In March 2014, Toyota entered into a Deferred Prosecution Agreement (“DPA”) to resolve an investigation by the U.S. Attorney for the Southern District of New York (“SDNY”) related to unintended acceleration in certain of its vehicles. The DPA provided for an independent monitor to review and assess policies and procedures relating to Toyota’s safety communications process, its process for sharing vehicle accident information internally and its process for preparing and sharing certain technical reports. In August 2017, the DPA and the monitorship terminated, and in October 2017, the criminal charge that had been filed in connection with the DPA was dismissed.

Personal injury and wrongful death claims involving allegations of unintended acceleration are pending in several consolidated proceedings in federal and state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Toyota has been named as a defendant in 33 economic loss class action lawsuits in the United States, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. Toyota has reached a settlement with the plaintiffs in the United States economic loss class actions. While the court approved the settlement on October 31, 2017, objectors have filed appeals, which have not yet been resolved. Toyota and other automakers have also been named in certain class actions filed in Mexico, Canada, Australia and Israel, as well as some other actions by states or territories of the United States. Those actions have not been settled and are being litigated.

Toyota self-reported a process gap in fulfilling certain emissions defect information reporting requirements of the U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board, including updates on its repair completion rates for recalled emissions components and certain other reports concerning emissions related defects. Toyota is involved in discussions with the EPA and the SDNY’s Civil Division on this reporting issue. These agencies have requested certain follow-up information regarding this reporting issue, and Toyota is cooperating with the request.

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

The parent company has a concentration of labor supply in employees working under collective bargaining agreements and a substantial portion of these employees are working under the agreement that will expire on December 31, 2020.

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

The following tables present certain information regarding Toyota’s industry or geographic segments and overseas revenues by destination as of and for the years ended March 31, 2016, 2017 and 2018.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2018:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	26,347,229	1,959,234	1,073,047	—	29,379,510
Inter-segment sales and transfers	50,711	57,774	573,071	(681,556)	—

Total	26,397,940	2,017,008	1,646,118	(681,556)	29,379,510
Operating expenses	24,386,805	1,731,462	1,545,306	(683,925)	26,979,648

Operating income	2,011,135	285,546	100,812	2,369	2,399,862

Assets	17,054,209	23,055,981	2,178,118	8,019,941	50,308,249
Investment in equity method investees	3,054,583	11,713	—	96,415	3,162,711
Depreciation expenses	976,735	723,061	34,237	—	1,734,033
Capital expenditure	1,381,122	2,166,805	62,447	(11,667)	3,598,707

Geographic information -

As of and for the year ended March 31, 2016:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	8,588,437	10,822,772	2,507,292	4,475,623	2,008,994	—	28,403,118
Inter-segment sales and transfers	6,171,051	229,198	154,039	528,236	201,220	(7,283,744)	—

Total	14,759,488	11,051,970	2,661,331	5,003,859	2,210,214	(7,283,744)	28,403,118
Operating expenses	13,081,966	10,523,151	2,588,915	4,554,670	2,101,305	(7,300,860)	25,549,147

Operating income	1,677,522	528,819	72,416	449,189	108,909	17,116	2,853,971

Assets	14,291,434	16,622,979	2,612,210	4,415,700	2,579,113	6,906,161	47,427,597
Long-lived assets	3,210,376	4,958,989	309,657	869,989	391,406	—	9,740,417

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2017:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	8,798,903	10,033,419	2,517,601	4,279,617	1,967,653	—	27,597,193
Inter-segment sales and transfers	6,031,965	205,672	163,438	540,204	193,421	(7,134,700)	—

Total	14,830,868	10,239,091	2,681,039	4,819,821	2,161,074	(7,134,700)	27,597,193
Operating expenses	13,628,623	9,927,897	2,693,283	4,384,642	2,102,380	(7,134,004)	25,602,821

Operating income (loss)	1,202,245	311,194	(12,244)	435,179	58,694	(696)	1,994,372

Assets	14,791,969	17,365,237	2,846,469	4,486,021	2,819,935	6,440,555	48,750,186
Long-lived assets	3,376,157	5,274,928	313,182	828,619	404,223	—	10,197,109

As of and for the year ended March 31, 2018:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	9,273,672	10,347,266	2,940,243	4,497,374	2,320,955	—	29,379,510
Inter-segment sales and transfers	6,751,172	227,144	244,981	650,765	132,344	(8,006,406)	—

Total	16,024,844	10,574,410	3,185,224	5,148,139	2,453,299	(8,006,406)	29,379,510
Operating expenses	14,364,926	10,435,511	3,110,198	4,714,940	2,340,636	(7,986,563)	26,979,648

Operating income	1,659,918	138,899	75,026	433,199	112,663	(19,843)	2,399,862

Assets	15,797,024	16,936,704	3,346,179	4,893,582	2,986,661	6,348,099	50,308,249
Long-lived assets	3,511,663	5,179,139	359,355	797,435	420,081	—	10,267,673

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

There are no any individually material countries with respect to revenues, and long-lived assets included in other foreign countries.

Unallocated amounts included in assets represent assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were ¥9,369,868 million, ¥9,177,953 million and ¥9,386,399 million, as of March 31, 2016, 2017 and 2018, respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transfers between industry or geographic segments are made at terms and conditions in the ordinary course of business. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

Overseas revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statements users with valuable information.

	Yen in millions
	For the years ended March 31,
	2016	2017	2018
North America	10,797,304	10,054,431	10,403,647
Europe	2,323,399	2,341,364	2,730,915
Asia	4,292,800	4,414,236	4,793,110
Other	4,724,784	3,923,621	4,186,666

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain financial statements data on non-financial services and financial services businesses -

The financial data below presents separately Toyota’s non-financial services and financial services businesses.

Balance sheets -

	Yen in millions
	March 31,
	2017	2018
Assets
Non-Financial Services Businesses
Current assets
Cash and cash equivalents	2,257,064	2,390,524
Marketable securities	1,439,944	1,546,459
Trade accounts and notes receivable, less allowance for doubtful accounts	2,191,594	2,304,676
Inventories	2,388,394	2,539,497
Prepaid expenses and other current assets	1,988,016	1,818,687

Total current assets	10,265,012	10,599,843

Investments and other assets	11,276,128	11,861,394
Property, plant and equipment	5,700,818	5,901,958

Total Non-Financial Services Businesses assets	27,241,958	28,363,195

Financial Services Business
Current assets
Cash and cash equivalents	738,011	661,745
Marketable securities	381,654	221,901
Finance receivables, net	6,196,649	6,348,306
Prepaid expenses and other current assets	831,924	957,122

Total current assets	8,148,238	8,189,074

Noncurrent finance receivables, net	9,012,222	9,481,618
Investments and other assets	850,862	1,019,574
Property, plant and equipment	4,496,291	4,365,715

Total Financial Services Business assets	22,507,613	23,055,981

Eliminations	(999,385)	(1,110,927)

Total assets	48,750,186	50,308,249

Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31,
	2017	2018
Liabilities
Non-Financial Services Businesses
Current liabilities
Short-term borrowings	669,947	541,968
Current portion of long-term debt	196,227	179,994
Accounts payable	2,540,078	2,556,393
Accrued expenses	3,038,218	2,980,981
Income taxes payable	203,101	429,616
Other current liabilities	1,512,662	1,797,724

Total current liabilities	8,160,233	8,486,676

Long-term liabilities
Long-term debt	590,366	642,691
Accrued pension and severance costs	890,684	917,133
Other long-term liabilities	1,206,427	1,111,843

Total long-term liabilities	2,687,477	2,671,667

Total Non-Financial Services Businesses liabilities	10,847,710	11,158,343

Financial Services Business
Current liabilities
Short-term borrowings	4,605,389	4,929,478
Current portion of long-term debt	4,129,005	4,053,538
Accounts payable	33,283	40,251
Accrued expenses	117,773	145,127
Income taxes payable	20,473	32,711
Other current liabilities	833,813	870,634

Total current liabilities	9,739,736	10,071,739

Long-term liabilities
Long-term debt	9,491,504	9,574,118
Accrued pension and severance costs	14,386	14,049
Other long-term liabilities	987,289	678,858

Total long-term liabilities	10,493,179	10,267,025

Total Financial Services Business liabilities	20,232,915	20,338,764

Eliminations	(999,392)	(1,110,934)

Total liabilities	30,081,233	30,386,173

Mezzanine equity	485,877	491,974

Total Toyota Motor Corporation shareholders’ equity	17,514,812	18,735,982

Noncontrolling interests	668,264	694,120

Total shareholders’ equity	18,183,076	19,430,102

Total liabilities, mezzanine equity and shareholders’ equity	48,750,186	50,308,249

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of income -

	Yen in millions
	For the years ended March 31,
	2016	2017	2018
Non-Financial Services Businesses
Net revenues	26,581,102	25,845,453	27,448,165

Costs and expenses
Cost of revenues	21,474,386	21,557,194	22,613,450
Selling, general and administrative	2,589,082	2,511,647	2,721,362

Total costs and expenses	24,063,468	24,068,841	25,334,812

Operating income	2,517,634	1,776,612	2,113,353

Other income (expense), net	117,930	200,370	222,326

Income before income taxes and equity in earnings of affiliated companies	2,635,564	1,976,982	2,335,679

Provision for income taxes	752,248	562,452	738,763
Equity in earnings of affiliated companies	327,167	360,130	467,718

Net income	2,210,483	1,774,660	2,064,634

Less - Net income attributable to noncontrolling interests	(117,544)	(89,337)	(89,533)

Net income attributable to Toyota Motor Corporation - Non-Financial Services Businesses	2,092,939	1,685,323	1,975,101

Financial Services Business
Net revenues	1,896,224	1,823,600	2,017,008

Costs and expenses
Cost of revenues	1,181,437	1,221,268	1,320,348
Selling, general and administrative	375,561	379,904	411,114

Total costs and expenses	1,556,998	1,601,172	1,731,462

Operating income	339,226	222,428	285,546

Other income (expense), net	8,579	(5,618)	(794)

Income before income taxes and equity in earnings of affiliated companies	347,805	216,810	284,752

Provision for income taxes	126,319	66,583	(234,356)
Equity in earnings of affiliated companies	1,932	1,930	2,365

Net income	223,418	152,157	521,473

Less - Net income attributable to noncontrolling interests	(3,963)	(6,518)	(2,589)

Net income attributable to Toyota Motor Corporation - Financial Services Business	219,455	145,639	518,884

Eliminations	300	147	(2)

Net income attributable to Toyota Motor Corporation	2,312,694	1,831,109	2,493,983

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of cash flows -

	Yen in millions			Yen in millions
	For the year ended March 31, 2016			For the year ended March 31, 2017
	Non-Financial Services Businesses	Financial Services Business	Consolidated	Non-Financial Services Businesses	Financial Services Business	Consolidated
Cash flows from operating activities
Net income	2,210,483	223,418	2,434,211	1,774,660	152,157	1,926,985
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	927,846	697,991	1,625,837	939,795	671,155	1,610,950
Provision for doubtful accounts and credit losses	69,029	90,236	159,265	6,519	92,147	98,666
Pension and severance costs, less payments	8,300	533	8,833	21,796	1,457	23,253
Losses on disposal of fixed assets	33,293	36	33,329	30,461	212	30,673
Unrealized losses on available-for-sale securities, net	3,217	6,055	9,272	4,422	2,651	7,073
Deferred income taxes	(43,237)	76,423	32,889	(59,668)	6,504	(53,299)
Equity in earnings of affiliated companies	(327,167)	(1,932)	(329,099)	(360,130)	(1,930)	(362,060)
Changes in operating assets and liabilities, and other	386,529	148,376	486,320	206,455	103,840	131,996

Net cash provided by operating activities	3,268,293	1,241,136	4,460,857	2,564,310	1,028,193	3,414,237

Cash flows from investing activities
Additions to finance receivables	—	(23,399,113)	(13,549,278)	—	(22,894,114)	(13,636,694)
Collection of and proceeds from sales of finance receivables	—	22,918,132	13,115,854	—	22,006,010	12,927,981
Additions to fixed assets excluding equipment leased to others	(1,265,174)	(17,371)	(1,282,545)	(1,206,738)	(17,140)	(1,223,878)
Additions to equipment leased to others	(155,931)	(2,620,740)	(2,776,671)	(152,550)	(2,165,009)	(2,317,559)
Proceeds from sales of fixed assets excluding equipment leased to others	41,154	993	42,147	40,189	1,049	41,238
Proceeds from sales of equipment leased to others	60,989	1,050,738	1,111,727	72,659	1,165,619	1,238,278
Purchases of marketable securities and security investments	(1,302,965)	(894,512)	(2,197,477)	(2,104,202)	(412,806)	(2,517,008)
Proceeds from sales of and maturity of marketable securities and security investments	2,471,876	943,939	3,415,815	1,435,267	466,274	1,901,541
Payment for additional investments in affiliated companies, net of cash acquired	628	—	628	44,274	—	44,274
Changes in investments and other assets, and other	(1,371,996)	296,788	(1,062,744)	582,649	(60,345)	571,888

Net cash used in investing activities	(1,521,419)	(1,721,146)	(3,182,544)	(1,288,452)	(1,910,462)	(2,969,939)

Cash flows from financing activities
Proceeds from issuance of long-term debt	110,691	4,815,323	4,845,872	111,727	4,541,541	4,603,446
Payments of long-term debt	(71,758)	(4,127,178)	(4,176,202)	(82,840)	(3,773,644)	(3,845,554)
Increase (decrease) in short-term borrowings	75,990	(132,852)	(10,903)	51,523	233,331	273,037
Proceeds from issuance of class shares	474,917	—	474,917	—	—	—
Dividends paid to Toyota Motor Corporation class shareholders	(1,225)	—	(1,225)	(3,697)	—	(3,697)
Dividends paid to Toyota Motor Corporation common shareholders	(704,728)	—	(704,728)	(634,475)	—	(634,475)
Dividends paid to noncontrolling interests	(73,129)	—	(73,129)	(63,936)	—	(63,936)
Reissuance (repurchase) of treasury stock, and other	(778,173)	—	(778,173)	(703,986)	—	(703,986)

Net cash provided by (used in) financing activities	(967,415)	555,293	(423,571)	(1,325,684)	1,001,228	(375,165)

Effect of exchange rate changes on cash and cash equivalents	(142,301)	(57,570)	(199,871)	(11,262)	(2,224)	(13,486)

Net increase (decrease) in cash and cash equivalents	637,158	17,713	654,871	(61,088)	116,735	55,647
Cash and cash equivalents at beginning of year	1,680,994	603,563	2,284,557	2,318,152	621,276	2,939,428

Cash and cash equivalents at end of year	2,318,152	621,276	2,939,428	2,257,064	738,011	2,995,075

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2018
	Non-Financial Services Businesses	Financial Services Business	Consolidated
Cash flows from operating activities
Net income	2,064,634	521,473	2,586,106
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,010,972	723,061	1,734,033
Provision for doubtful accounts and credit losses	(74)	76,143	76,069
Pension and severance costs, less payments	5,027	(741)	4,286
Losses on disposal of fixed assets	35,010	279	35,289
Unrealized losses on available-for-sale securities, net	459	387	846
Deferred income taxes	64,143	(302,103)	(237,961)
Equity in earnings of affiliated companies	(467,718)	(2,365)	(470,083)
Changes in operating assets and liabilities, and other	205,434	299,709	481,424

Net cash provided by operating activities	2,917,887	1,315,843	4,210,009

Cash flows from investing activities
Additions to finance receivables	—	(25,153,088)	(15,058,516)
Collection of and proceeds from sales of finance receivables	—	24,117,335	14,046,312
Additions to fixed assets excluding equipment leased to others	(1,276,788)	(14,329)	(1,291,117)
Additions to equipment leased to others	(155,114)	(2,152,476)	(2,307,590)
Proceeds from sales of fixed assets excluding equipment leased to others	70,755	1,065	71,820
Proceeds from sales of equipment leased to others	63,402	1,147,870	1,211,272
Purchases of marketable securities and security investments	(2,273,805)	(779,111)	(3,052,916)
Proceeds from sales of and maturity of marketable securities and security investments	1,762,189	761,349	2,523,538
Payment for additional investments in affiliated companies, net of cash acquired	(576)	—	(576)
Changes in investments and other assets, and other	260,015	(106,597)	197,681

Net cash used in investing activities	(1,549,922)	(2,177,982)	(3,660,092)

Cash flows from financing activities
Proceeds from issuance of long-term debt	212,387	4,666,579	4,793,939
Payments of long-term debt	(170,072)	(4,314,294)	(4,452,338)
Increase (decrease) in short-term borrowings	(122,222)	461,052	347,738
Proceeds from issuance of class shares	—	—	—
Dividends paid to Toyota Motor Corporation class shareholders	(6,194)	—	(6,194)
Dividends paid to Toyota Motor Corporation common shareholders	(620,698)	—	(620,698)
Dividends paid to noncontrolling interests	(63,764)	—	(63,764)
Reissuance (repurchase) of treasury stock, and other	(447,818)	—	(447,818)

Net cash provided by (used in) financing activities	(1,218,381)	813,337	(449,135)

Effect of exchange rate changes on cash and cash equivalents	(16,124)	(27,464)	(43,588)

Net increase (decrease) in cash and cash equivalents	133,460	(76,266)	57,194
Cash and cash equivalents at beginning of year	2,257,064	738,011	2,995,075

Cash and cash equivalents at end of year	2,390,524	661,745	3,052,269

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26. Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per common share for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
For the year ended March 31, 2016
Net income attributable to Toyota Motor Corporation	2,312,694
Accretion to Mezzanine equity	(3,638)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(2,449)

Basic net income attributable to Toyota Motor Corporation per common share	2,306,607	3,111,306	741.36
Effect of dilutive securities
Model AA Class Shares	6,087	32,429
Assumed exercise of dilutive stock options	(21)	1,212

Diluted net income attributable to Toyota Motor Corporation per common share	2,312,673	3,144,947	735.36

For the year ended March 31, 2017
Net income attributable to Toyota Motor Corporation	1,831,109
Accretion to Mezzanine equity	(4,849)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(4,946)

Basic net income attributable to Toyota Motor Corporation per common share	1,821,314	3,008,088	605.47
Effect of dilutive securities
Model AA Class Shares	9,795	47,100
Assumed exercise of dilutive stock options	(6)	638

Diluted net income attributable to Toyota Motor Corporation per common share	1,831,103	3,055,826	599.22

For the year ended March 31, 2018
Net income attributable to Toyota Motor Corporation	2,493,983
Accretion to Mezzanine equity	(4,849)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(7,442)

Basic net income attributable to Toyota Motor Corporation per common share	2,481,692	2,947,365	842.00
Effect of dilutive securities
Model AA Class Shares	12,291	47,100
Assumed exercise of dilutive stock options	(4)	301

Diluted net income attributable to Toyota Motor Corporation per common share	2,493,979	2,994,766	832.78

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition to the disclosure requirements under U.S.GAAP, Toyota discloses the information below in order to provide financial statements users with valuable information.

The following table shows Toyota Motor Corporation shareholders’ equity per share as of March 31, 2017 and 2018. Toyota Motor Corporation shareholders’ equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders’ equities’ amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of the corresponding period.

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation shareholders’ equity	Common shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share
As of March 31, 2017	17,514,812	2,974,723	5,887.88
As of March 31, 2018	18,735,982	2,909,924	6,438.65

27. Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; valuation of assets or liabilities using inputs, other than quoted prices that are observable

Level 3:	Valuation of assets or liabilities using unobservable inputs which reflect the reporting entity’s assumptions

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of March 31, 2017 and 2018. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2017
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	41,876	891,606	—	933,482
Time deposits	—	600,000	—	600,000
Marketable securities and other securities investments
Public and corporate bonds	4,797,499	1,079,385	8,947	5,885,831
Common stocks	2,686,934	—	—	2,686,934
Other	18,191	73,246	—	91,437
Investments measured at net asset value	—	—	—	735,131
Derivative financial instruments	—	243,334	87	243,421

Total	7,544,500	2,887,571	9,034	11,176,236

Liabilities
Derivative financial instruments	—	(237,848)	(7,609)	(245,457)

Total	—	(237,848)	(7,609)	(245,457)

	Yen in millions
	March 31, 2018
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	44,897	774,209	—	819,106
Time deposits	—	400,000	—	400,000
Marketable securities and other securities investments
Public and corporate bonds	4,778,019	1,523,227	7,488	6,308,734
Common stocks	2,582,115	—	—	2,582,115
Other	169,282	50,746	—	220,028
Investments measured at net asset value	—	—	—	516,951
Derivative financial instruments	—	257,795	9	257,804

Total	7,574,313	3,005,977	7,497	11,104,738

Liabilities
Derivative financial instruments	—	(194,935)	(2,221)	(197,156)

Total	—	(194,935)	(2,221)	(197,156)

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

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include government bonds. Japanese bonds and foreign bonds including U.S., European and other bonds represent 28% and 72% (as of March 31, 2017) and 16% and 84% (as of March 31, 2018) of public and corporate bonds, respectively. Listed stocks on the Japanese stock markets represent 92% and 93% of common stocks as of March 31, 2017 and 2018, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. “Other” includes investment trusts. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended March 31, 2016, 2017 and 2018:

	Yen in millions
	For the year ended March 31, 2016
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	12,317	1,010	13,327
Total gains (losses)
Included in income (loss)	1	2,507	2,508
Included in other comprehensive income (loss)	(286)	—	(286)
Purchases and issuances	931	—	931
Settlements	(1,451)	(479)	(1,930)
Other	(1,178)	(189)	(1,367)

Balance at end of year	10,334	2,849	13,183

	Yen in millions
	For the year ended March 31, 2017
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	10,334	2,849	13,183
Total gains (losses)
Included in income (loss)	(16)	(7,310)	(7,326)
Included in other comprehensive income (loss)	60	—	60
Purchases and issuances	1,126	—	1,126
Settlements	(2,282)	(2,693)	(4,975)
Other	(275)	(368)	(643)

Balance at end of year	8,947	(7,522)	1,425

	Yen in millions
	For the year ended March 31, 2018
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	8,947	(7,522)	1,425
Total gains (losses)
Included in income (loss)	17	805	822
Included in other comprehensive income (loss)	(12)	—	(12)
Purchases and issuances	3,860	—	3,860
Settlements	(4,739)	4,320	(419)
Other	(585)	185	(400)

Balance at end of year	7,488	(2,212)	5,276

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Included in income (loss)” in marketable securities and other securities investments and derivative financial instruments are included in “Other income (loss), net” and “Cost of financing operations” in the accompanying consolidated statements of income, respectively.

In the reconciliation table above, derivative financial instruments are presented net of assets and liabilities. “Other” includes the currency translation adjustments for the years ended March 31, 2016, 2017 and 2018.

As of March 31, 2018, the Level 3 assets and liabilities measured at fair value on a recurring basis are not significant.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. During the years ended March 31, 2017 and 2018, Toyota measured certain finance receivables at fair value of ¥47,999 million and ¥45,492 million based on the collateral value, resulting in gain of ¥2,405 million and loss of ¥4,190 million, respectively. This fair value measurement on a nonrecurring basis is classified in Level 3. See note 22 to the consolidated financial statements for the fair value measurement. These Level 3 financial assets are not significant.

ITEM 19. EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation) (incorporated by reference to Exhibit 1.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015, filed with the SEC on June 24, 2015 (file no. 001-14948))

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation)

1.3	Amended and Restated Regulations of the Audit & Supervisory Board of the Registrant (English translation) (incorporated by reference to Exhibit 1.3 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2016, filed with the SEC on June 24, 2016 (file no. 001-14948))

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation) (incorporated by reference to Exhibit 2.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015, filed with the SEC on June 24, 2015 (file no. 001-14948))

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York (predecessor of The Bank of New York Mellon), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 to Toyota’s Registration Statement on Form F-6, filed with the SEC on November 7, 2006 (file no. 333-138477))

2.3	Form of ADR (included in Exhibit 2.2)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its members of the board of directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation)

12.1	Certifications of the Registrant’s President and Executive Vice President, both Members of the Board, pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s President and Executive Vice President, both Members of the Board, pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ MASAYOSHI SHIRAYANAGI
Name:	Masayoshi Shirayanagi
Title:	Senior Managing Officer

Date: June 25, 2018