Form 20-F
period 2019-03-31
TOYOTA MOTOR CORP/
filed 2019-06-21
CIK 1094517

As filed with the U.S. Securities and Exchange Commission on June 21, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2019

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

Nobukazu Takano

Telephone number: +81 565 28-2121

Facsimile number: +81 565 23-5800

Address: 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan

(Name, telephone, e-mail and/or facsimile number and address of registrant’s contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares*	TM	The New York Stock Exchange
Common Stock**

*	American Depositary Receipts evidence American Depositary Shares, each American Depositary Share representing two shares of the registrant’s Common Stock.
**	No par value. Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the U.S. Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,832,439,167 shares of common stock (including 45,459,183 shares of common stock in the form of American Depositary Shares) and 47,100,000 First Series Model AA class shares as of March 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934: Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files): Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

(ii) fluctuations in currency exchange rates (particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound), stock prices and interest rates fluctuations;

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

	Year Ended March 31,
	2015	2016	2017	2018	2019
	(Yen in millions, except share and per share data)
Consolidated Statement of Income Data:
Automotive:
Revenues	25,062,129	25,977,416	25,081,847	26,397,940	27,079,077
Operating income	2,325,310	2,448,998	1,692,973	2,011,135	2,038,884
Financial Services:
Revenues	1,661,149	1,896,224	1,823,600	2,017,008	2,153,547
Operating income	361,833	339,226	222,428	285,546	322,821
All Other:
Revenues	1,255,791	1,177,387	1,321,052	1,646,118	1,676,377
Operating income	65,650	66,507	81,327	100,812	105,538
Elimination of intersegment:
Revenues	(744,548)	(647,909)	(629,306)	(681,556)	(683,320)
Operating income	(2,229)	(760)	(2,356)	2,369	302
Total Company:
Revenues	27,234,521	28,403,118	27,597,193	29,379,510	30,225,681
Operating income	2,750,564	2,853,971	1,994,372	2,399,862	2,467,545
Income before income taxes and equity in earnings of affiliated companies	2,892,828	2,983,381	2,193,825	2,620,429	2,285,465
Net income attributable to Toyota Motor Corporation	2,173,338	2,312,694	1,831,109	2,493,983	1,882,873
Net income attributable to Toyota Motor Corporation per common share (yen):
Basic	688.02	741.36	605.47	842.00	650.55
Diluted	687.66	735.36	599.22	832.78	645.11
Shares used in computing net income attributable to Toyota Motor Corporation per common share, basic (in thousands)	3,158,851	3,111,306	3,008,088	2,947,365	2,871,534
Shares used in computing net income attributable to Toyota Motor Corporation per common share, diluted (in thousands)	3,160,429	3,144,947	3,055,826	2,994,766	2,918,674

	Year Ended March 31,
	2015	2016	2017	2018	2019
	(Yen in millions, except per share and numbers of vehicles sold data)
Consolidated Balance Sheet Data (end of period):
Total Assets:	47,729,830	47,427,597	48,750,186	50,308,249	51,936,949
Short-term debt, including current portion of long-term debt	8,963,492	8,521,088	9,244,131	9,341,190	9,599,233
Long-term debt, less current portion	10,014,395	9,772,065	9,911,596	10,006,374	10,550,945
Toyota Motor Corporation shareholders’ equity	16,788,131	16,746,935	17,514,812	18,735,982	19,348,152
Common stock	397,050	397,050	397,050	397,050	397,050
Other Data:
Dividends per share (yen)	¥200.0	¥210.0	¥210.0	¥220.0	¥220.0
Number of vehicles sold
Japan	2,153,694	2,059,093	2,273,962	2,255,313	2,226,177
North America	2,715,173	2,839,229	2,837,334	2,806,467	2,745,047
Europe	859,038	844,412	924,560	968,077	994.060
Asia	1,488,922	1,344,836	1,587,822	1,542,806	1,684,494
Other*	1,755,037	1,593,758	1,347,182	1,391,731	1,327,017

Worldwide total	8,971,864	8,681,328	8,970,860	8,964,394	8,976,795

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

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

	Cash Dividends per Common Share
Period Ended	Yen	U.S. dollars
September 30, 2013	65.0	0.66
March 31, 2014	100.0	0.97
September 30, 2014	75.0	0.68
March 31, 2015	125.0	1.04
September 30, 2015	100.0	0.83
March 31, 2016	110.0	0.97
September 30, 2016	100.0	0.98
March 31, 2017	110.0	0.98
September 30, 2017	100.0	0.88
March 31, 2018	120.0	1.12
September 30, 2018	100.0	0.88
March 31, 2019	120.0	1.08

Toyota deems the benefit of its shareholders as one of its priority management policies, and it continues to work to improve its corporate structure to realize sustainable growth in order to enhance its corporate value. Toyota will strive to continue to pay stable dividends on its common shares aiming at a consolidated dividend payout ratio, defined as dividends per common share divided by net income attributable to Toyota Motor Corporation per common share, of 30%. Toyota will pay dividends on the First Series Model AA Class Shares in accordance with a prescribed calculation method.

In order to successfully compete in this highly competitive industry, Toyota plans to utilize its internal funds for the early commercialization of technologies for next-generation environment and safety giving priority to customer safety and sense of security. Considering these factors, with respect to the dividends for fiscal 2019, Toyota has determined to pay a year-end dividend of 120 yen per common share by a resolution of the board of directors pursuant to Toyota’s articles of incorporation. As a result, combined with the interim dividend of 100 yen per common share, the annual dividend will be 220 yen per common share, and the total amount of the dividends on common shares for the year will be 626.8 billion yen. Furthermore, Toyota will flexibly repurchase shares with the aim to promote capital efficiency by comprehensively taking into consideration cash reserves, stock price levels and the like.

In fiscal 2019, Toyota repurchased 36 million common shares, for an aggregate purchase price of 249.9 billion yen, in order to return to shareholders the profits derived from Toyota’s business operations in the interim period.

Furthermore, Toyota has determined to repurchase 50 million common shares (maximum), for an aggregate purchase price of 300.0 billion yen (maximum), in order to return to shareholders the profits for the fiscal year ended March 31, 2019 by a resolution of the board of directors on May 8, 2019.

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

Reviewing the general economic environment for the fiscal year ended March 2019, although there were some weaknesses, the world economy, as a whole, showed moderate recovery. The Japanese economy has been on a moderate recovery due to improvements in employment and income conditions. For the automotive markets, although markets have progressed in a steady manner in developed countries, markets in China, which had experienced continued growth, and some resource-rich countries have slowed down.

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

Toyota depends on various information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information, including sensitive data, and to manage or support a variety of business processes and activities, including manufacturing, research and development, supply chain management, sales and accounting. In addition, Toyota’s vehicles may rely on various digital and information technologies, including information service and driving assistance functions. Despite security measures, Toyota’s digital and information technology networks and systems may be vulnerable to damage, disruptions, shutdowns due to unauthorized access or attacks by hackers, computer viruses, breaches due to unauthorized use, errors or malfeasance by employees and others who have or gain access to the networks and systems Toyota depends on, service failures or bankruptcy of third parties such as software development or cloud computing vendors, power shortages and outages, and utility failures or other catastrophic events like natural disasters. In particular, cyber-attacks or other intentional malfeasance are increasing in terms of intensity, sophistication and frequency, and Toyota may be the subject of such attacks. Such attacks could materially disrupt critical operations, disclose sensitive data, interfere with information services and driving assistance functions in Toyota’s vehicles, and/or give rise to legal claims or proceedings, liability or regulatory penalties under applicable laws, which could have an adverse effect on Toyota’s brand image and its financial condition and results of operations.

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

Regulatory, Legal, Political and Other Risks

The automotive industry is subject to various governmental regulations and actions.

The worldwide automotive industry is subject to various laws and governmental regulations including those related to vehicle safety and environmental matters such as emission levels, fuel economy, noise and pollution. In particular, automotive manufacturers such as Toyota are required to implement safety measures such as recalls for vehicles that do not or may not comply with the safety standards of laws and governmental regulations. In addition, Toyota may, in order to reassure its customers of the safety of Toyota’s vehicles, decide to voluntarily implement recalls or other safety measures even if the vehicle complies with the safety standards of relevant laws and governmental regulations. If Toyota launches products that result in safety measures such as recalls, Toyota may incur various costs including significant costs for free repairs. Many governments also impose tariffs and other trade barriers, taxes and levies, or enact price or exchange controls. Toyota has incurred significant costs in response to governmental regulations and actions, including costs relating to changes in global trade dynamics and policies, and expects to incur such costs in the future. Furthermore, new legislation or regulations or changes in existing legislation or regulations may also subject Toyota to additional costs in the future. If Toyota incurs significant costs related to implementing safety measures or responding to laws, regulations and governmental actions, Toyota’s financial condition and results of operations may be adversely affected.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code of Japan and continues to exist under the Companies Act. Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd.). Toyota became a separate company in August 1937. In 1982, the Toyota Motor Company and Toyota Motor Sales merged into one company, the Toyota Motor Corporation of today. As of March 31, 2019, Toyota operated through 608 consolidated subsidiaries (including variable interest entities) and 201 affiliated companies, of which 63 companies were accounted for through the equity method.

See “— Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures between April 1, 2016 and March 31, 2019 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota’s principal executive offices are located at 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota’s telephone number in Japan is +81-565-28-2121.

The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Toyota also maintains a website (https://global.toyota/en/) through which its annual reports on Form 20-F and certain of its other SEC filings may be accessed. Information contained on or accessible through Toyota’s website is not part of this annual report on Form 20-F.

4.B BUSINESS OVERVIEW

Toyota primarily conducts business in the automotive industry. Toyota also conducts business in finance and other industries. Toyota sold 8,977 thousand vehicles in fiscal 2019 on a consolidated basis. Toyota had net revenues of ¥30,225.6 billion and net income attributable to Toyota Motor Corporation of ¥1,882.8 billion in fiscal 2019.

Toyota’s business segments are automotive operations, financial services operations and all other operations. The following table sets forth Toyota’s sales to external customers in each of its business segments for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2017	2018	2019
Automotive	25,032,229	26,347,229	27,034,492
Financial Services	1,783,697	1,959,234	2,120,343
All Other	781,267	1,073,047	1,070,846

Toyota’s automotive operations include the design, manufacture, assembly and sale of passenger vehicles, minivans and commercial vehicles such as trucks and related parts and accessories. Toyota’s financial services business consists primarily of providing financing to dealers and their customers for the purchase or lease of Toyota vehicles. Toyota’s financial services business also provides mainly retail installment credit and leasing through the purchase of installment and lease contracts originated by Toyota dealers. Related to Toyota’s automotive operations, Toyota is working towards having all of its vehicles become connected vehicles, creating new value and reforming businesses by utilizing big data obtained from those connected vehicles, and establishing new mobility services. Toyota’s all other operations business segment includes the design and manufacture of prefabricated housing and information technology related businesses including a web portal for automobile information called GAZOO.com, etc. Please see “— Automotive Operations — Realizing a Smart Mobility Society that expands through connected car technologies — Connected with people (COMFORT) — Connected Service” for details on GAZOO.com.

Toyota sells its vehicles in approximately 190 countries and regions. Toyota’s primary markets for its automobiles are Japan, North America, Europe and Asia. The following table sets forth Toyota’s sales to external customers in each of its geographical markets for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2017	2018	2019
Japan	8,798,903	9,273,672	9,520,148
North America	10,033,419	10,347,266	10,585,934
Europe	2,517,601	2,940,243	3,055,654
Asia	4,279,617	4,497,374	4,832,392
Other*	1,967,653	2,320,955	2,231,553

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

During fiscal 2019, 24.8% of Toyota’s automobile unit sales on a consolidated basis were in Japan, 30.6% were in North America, 11.1% were in Europe and 18.7% were in Asia. The remaining 14.8% of consolidated unit sales were in other markets.

The Worldwide Automotive Market

Toyota estimates that annual worldwide vehicle sales totaled approximately 97 million units in 2018.

Automobile sales are affected by a number of factors including:

•	social, political and economic conditions;

•	introduction of new vehicles and technologies; and

•	costs incurred by customers to purchase and operate automobiles.

These factors can cause consumer demand to vary substantially from year to year in different geographic markets and in individual categories of automobiles.

In fiscal 2019, the U.S. saw steady employment growth which supported consumer spending, economies in Europe remained solid under monetary easing measures, and Japan continued to experience a favorable employment environment supporting consumption. On the other hand, China slowed down due to credit contraction triggered by interest-rate hikes in the U.S., and emerging countries in Asia and other regions also saw a slowdown in consumption owing to a concern over a possible recession.

In the automotive industry during 2018, with respect to developed countries, the automotive market remained unchanged from the previous year in the United States mainly due to the effect of interest-rate hikes, while it also remained flat in Europe as the U.K. market shrank. In Japan, demand expanded due primarily to the introduction of new models. The automotive market in China shrank for the first time in 20 years, and as a result, even though India and other emerging countries saw their markets expand, the automotive markets as a whole remained unchanged from the previous year.

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

In 2018, China, North America, Europe and Asia were the world’s largest automotive markets. The share of each market across the globe, which Toyota estimates based on the available automobile sales data in each country and region information, was 29% for China, 22% for North America (21% excluding Mexico and Puerto Rico), 22% for Europe and 11% for Asia. In China, new vehicle sales decreased to approximately 28.2 million units. In North America, new vehicle sales were approximately 21.2 million units, largely unchanged from the previous year. In Europe, new vehicle sales also remained largely flat at approximately 21.3 million units. In Asia (including India but excluding Japan and China), new vehicle unit sales increased from the previous year to approximately 10.7 million units.

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

Automotive Operations

Toyota’s revenues from its automotive operations were ¥27,079.0 billion in fiscal 2019, ¥26,397.9 billion in fiscal 2018 and ¥25,081.8 billion in fiscal 2017.

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

Toyota has set, as a milestone to strive towards in seeking to realize a low-carbon, sustainable society, a target of “annual global sales of more than 5.5 million electrified vehicles by 2030.”

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

In the last three years, Toyota has strengthened its hybrid lineup by introducing Auris HV in April 2016, Prius PHV and the new model C-HR HV in October 2016, the new model LC HV in March 2017, the fully remodeled Camry HV in June 2017, the fully remodeled LS HV in October 2017 and JPN TAXI, which employs a newly developed LPG HV, in October 2017, as well as adding the fully remodeled Avalon HV in April 2018, the fully remodeled Corolla Sport in May 2018, the fully remodeled Crown HV and Century HV in June 2018, the new model ES HV in October 2018, the new model UX HV in November 2018, the fully remodeled RAV4 HV in December 2018 and the fully remodeled Corolla SD and WG HV in February 2019. In the area of HVs, where strong growth is seen, Toyota aims to continue its efforts to offer a diverse line-up of HVs, enhance engine power while improving fuel economy and otherwise work towards increasing the sales of HVs.

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

Conventional Engine Vehicles

Subcompact and Compact

Toyota’s subcompact and compact cars include the four-door Corolla sedan, which is one of Toyota’s bestselling models. The Yaris, marketed as the Vitz in Japan, is a subcompact car designed to perform better and offer greater comfort than other compact cars available in the market with low emissions that are particularly attractive to European consumers. In Europe, Toyota introduced the fully remodeled Corolla in January 2019. In Japan, Toyota introduced, in addition to the Corolla Sport and Yaris (named Vitz in Japan) which was introduced in May 2018, the Prius C (named Aqua in Japan), as well as Passo, Roomy and Tank, which three vehicles are OEM vehicles supplied by Daihatsu. In India, Asia, China and other markets, Toyota introduced the Etios and Vios, as well as the AGYA and Rush, which are designed and manufactured by Daihatsu, and Yaris iA, which is designed and manufactured by Mazda Motor Corporation (“Mazda”).

Mini-Vehicles

Mini-vehicles are manufactured and sold by Daihatsu. Daihatsu manufactures mini-vehicles, passenger vehicles, commercial vehicles and auto parts. Mini-vehicles are passenger vehicles, vans or trucks with engine displacements of 660 cubic centimeters or less. Daihatsu sold approximately 577 thousand mini-vehicles and 242 thousand automobiles on a consolidated basis during fiscal 2019. Daihatsu’s largest market is Japan, which accounted for approximately 80% of Daihatsu’s unit sales during fiscal 2019. From 2011, Toyota began to sell some mini-vehicles manufactured by Daihatsu under the Toyota brand.

Mid-Size

Toyota’s mid-size models include the Camry, which has been the bestselling passenger car in the United States for 21 of the past 22 calendar years (from 1997 to present) and also for the last 17 consecutive years. The Camry was fully remodeled in June 2017. Camry sales in the United States for 2018 were approximately 343 thousand units (including Camry hybrids). In addition, Toyota’s other mid-size models include the REIZ for the Chinese market.

Luxury and Large

In North America, Europe, Japan and other regions, Toyota’s luxury lineup consists primarily of vehicles sold under the Lexus brand name. Lexus passenger car models include the LS, the GS, the ES, the IS, the CT, the LC and the RC. Lexus models also include the LX, the GX, the RX, the NX and the UX sold as luxury sport-utility vehicles. Toyota commenced sales of its luxury automobiles in Japan under the Lexus brand in August 2005. As of March 31, 2019, the Lexus brand lineup in Japan includes the LS, the GS, the ES, the IS, the CT, the LX, the RX, the NX, the UX, the LC and the RC. The Toyota brand’s full-size luxury car, the Avalon, was remodeled in April 2018, and the Crown was fully remodeled in June 2018. The Lexus brand’s passenger vehicle ES was fully remodeled in October 2018. Toyota also fully remodeled the Century limousine in Japan in June 2018.

Sports and Specialty

In March 2017, Toyota introduced LC, the new model flagship coupe for Lexus. Furthermore, in May 2019, Toyota introduced a new Supra for the first time in 17 years.

Recreational and Sport-Utility Vehicles and Pickup Trucks

Toyota sells a variety of sport-utility vehicles and pickup trucks. Toyota’s sport-utility vehicles available in North America include the Sequoia, the 4Runner, the RAV4, the Highlander and the Land Cruiser, and pickup trucks available are the Tacoma and Tundra. The Tacoma, the Tundra, the Highlander and the Sequoia are manufactured in the United States. Toyota also offers five types of sport-utility vehicles under the Lexus brand, including the LX, the GX, the RX, the NX and the UX. Toyota also manufactures the RX and RAV4 models in Canada. Toyota’s pickup truck, the Hilux, has been the bestselling model of all Toyota cars sold in Thailand. In May 2015, Toyota introduced the fully remodeled Hilux and in September 2015, it introduced the fully remodeled RX of the Lexus brand. In October 2016, Toyota introduced C-HR, a model with a focus on both design and drive. Toyota introduced the Lexus brand’s new model UX in November 2018 and the fully remodeled RAV4 in January 2019.

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

Product Development

New cars introduced in Japan during fiscal 2019 and thereafter include the new Supra. The remodeled car in Japan during fiscal 2019 and thereafter is the RAV4. New cars introduced outside of Japan during fiscal 2019 and thereafter include the Lexus UX. Remodeled cars outside of Japan during fiscal 2019 and thereafter include the Corolla, the RAV4, the Hiace, and the Lexus ES.

In addition, the IMV product lineup based on the IMV project to optimize global manufacturing and supply systems is a lineup of strategic multipurpose vehicles produced from a single platform to meet market demand. The IMV product lineup includes, as of March 31, 2019, the Hilux, Fortuner, and Innova, one or all of which are available in all regions.

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

	Year Ended March 31,
	2015		2016		2017		2018		2019
	Units	%	Units	%	Units	%	Units	%	Units	%
Market
Japan	2,153,694	24.0%	2,059,093	23.7%	2,273,962	25.4%	2,255,313	25.2%	2,226,177	24.8%
North America	2,715,173	30.3	2,839,229	32.7	2,837,334	31.6	2,806,467	31.3	2,745,047	30.6
Europe	859,038	9.6	844,412	9.7	924,560	10.3	968,077	10.8	994,060	11.1
Asia	1,488,922	16.6	1,344,836	15.5	1,587,822	17.7	1,542,806	17.2	1,684,494	18.7
Other*	1,755,037	19.5	1,593,758	18.4	1,347,182	15.0	1,391,731	15.5	1,327,017	14.8

Total	8,971,864	100.0%	8,681,328	100.0%	8,970,860	100.0%	8,964,394	100.0%	8,976,795	100.0%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

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

	(Thousands of Units)
	Fiscal Year Ended March 31,
	2015	2016	2017	2018	2019
Japan:
Total market sales (excluding mini-vehicles)	3,126	3,126	3,360	3,340	3,339
Toyota sales (retail basis, excluding mini-vehicles)	1,439	1,462	1,607	1,565	1,532
Toyota market share	46.0%	46.8%	47.8%	46.9%	45.9%

	(Thousands of Units)
	Calendar Year Ended December 31,
	2014	2015	2016	2017	2018
North America:
Total market sales	19,597	20,804	21,191	20,887	21,186
Toyota sales (retail basis)	2,670	2,817	2,798	2,791	2,798
Toyota market share	13.6%	13.5%	13.2%	13.4%	13.2%

Europe:
Total market sales	18,397	18,971	19,968	20,721	21,324
Toyota sales (retail basis)	888	874	928	1,002	1,035
Toyota market share	4.8%	4.6%	4.6%	4.8%	4.9%

Asia (excluding China):
Total market sales	8,785	9,287	9,541	10,078	10,710
Toyota sales (retail basis)	1,324	1,249	1,305	1,318	1,365
Toyota market share	15.1%	13.4%	13.7%	13.1%	12.7%

Japan

Japan is one of the leading countries with respect to technological advancements and improvements in the automotive industry and will continue to demonstrate such strength. Toyota strives to earn customer satisfaction by introducing products distinctive of Japan’s manufacturing ability such as value-added products including Lexus models, FCVs, plug-in hybrid vehicles (“PHVs”) and HVs, vehicles with 3-seat rows and mini-vehicles. Toyota’s consolidated vehicle sales in Japan in fiscal 2019 was 2,226 thousand units, a decrease of 29 thousand units in comparison with the previous year. Toyota endeavors to secure and maintain its large share of and position atop the Japanese market. Toyota held a domestic market share (excluding mini-vehicles) on a retail basis of 47.8% in fiscal 2017, 46.9% in fiscal 2018 and 45.9% in fiscal 2019.

Although Toyota’s principle is to conduct production in regions where it enjoys true competitiveness, it considers Japan to be the source of its good manufacturing practices. Toyota supports its operations worldwide through measures such as the development of new technologies and products, low-volume vehicles to complement local production, production of global vehicle models which straddle multiple regions and supporting overseas factories. Toyota will continue the implementation of the new platform and the new unit for the Toyota New Global Architecture (“TNGA”) globally, with Japan at the core. In Japan, Toyota is implementing flexible production based on market needs, in order to support its large share of domestic sales. Toyota also plans to close the Higashi Fuji plant of Toyota Motor East Japan, Inc. at the end of December 2020 and consolidate its production in northeastern Japan so that the competitiveness of the Japanese “manufacturing (monozukuri)” will be further strengthened on a continuing basis.

Since Toyota formed an alliance with SUBARU CORPORATION (“SUBARU”) in 2005, Toyota and SUBARU have utilized each other’s resources in development and production. In July 2008, SUBARU transferred 61 million SUBARU shares owned by SUBARU to Toyota with the aim to promote smooth collaboration. As a result of this transfer, Toyota owns 16.5% of SUBARU issued shares. While Toyota vehicles had been manufactured at SUBARU’s North American production center, Subaru of Indiana Automotive, Inc. (“SIA”), since 2007, Toyota and SUBARU ceased such production in May 2016, and the collaboration between Toyota and SUBARU shifted to collaboration focusing on products and technology.

In 2011, Toyota and the BMW Group agreed to conduct collaborative research in the field of next-generation lithium-ion battery technologies and for BMW to supply diesel engines to Toyota Motor Europe, Toyota’s European subsidiary. In 2013, as part of their strategic long-term cooperation in the field of sustainable mobility, Toyota and BMW Group entered into agreements for the joint development of a fuel cell system, joint development of architecture and components for sports vehicles and joint research and development of lightweight technologies. The two companies completed collaborative research on lithium-air batteries, a post-lithium-battery solution as planned by conducting the second phase of collaborative research into next-generation lithium-ion battery cells. The supply of diesel engines by BMW from 2014 through 2018 was completed as planned under the agreement. As a result of the joint development of sports vehicles, the production of new Supra commenced in March 2019.

Toyota and Mazda have been engaged in collaboration such as the licensing of Toyota’s hybrid technologies to Mazda and the production of compact cars for Toyota at Mazda’s plant in Mexico. In May 2015, towards the goal of making cars with more appeal, Toyota and Mazda entered into an agreement to build a long-term partnership that would create synergies for both companies through such means as leveraging the resources of both companies and complementing each other’s products and technologies. After subsequent discussions, Toyota signed an agreement to enter into a business and capital alliance with Mazda in August 2017. As part of this business and capital alliance, the companies agreed to mutually acquire shares of the other company with the aim of advancing and strengthening their long-term collaboration, as well as to: 1) establish a joint venture that produces vehicles in the United States, 2) jointly develop technologies for electric vehicles (“EVs”), 3) jointly develop connected-car technology, 4) collaborate on advanced safety technologies and 5) expand replenishment of products. Pursuant to this agreement, in October 2017 Toyota and Mazda mutually acquired 50 billion yen worth of shares of each other. Toyota also established EV C.A. Spirit Corporation with Mazda and Denso Corporation (“Denso”) to jointly develop basic structural technologies for EVs. Furthermore, in March 2018, Toyota and Mazda established Mazda Toyota Manufacturing, U.S.A., Inc., a new joint venture company, to produce vehicles in the United States starting in 2021.

In February 2017, Toyota and Suzuki Motor Corporation (“Suzuki”), aiming to contribute jointly to resolution of social issues and achievement of the sound and sustainable development of an automobile-based society, entered into a memorandum of understanding on beginning concrete examination of a business partnership. In November 2017, the two companies agreed to move forward in considering a cooperative structure for introducing EVs in India, and in March 2018, concluded a basic agreement toward the mutual supply of products. In May 2018, Toyota and Suzuki agreed that Toyota will provide Suzuki development support for a compact, ultrahigh-efficiency powertrain, to have Toyota Kirloskar Motor Private Ltd. (“TKM”) produce models developed by Suzuki and to collaborate with respect to African markets. In addition, in March 2019, Toyota and Suzuki began considering the concrete details of collaboration in new areas, such as collaboration in the area of production and promotion of the widespread use of electrified vehicles, by bringing together Toyota’s strength in technologies for electrification and Suzuki’s strength in technologies for compact vehicles.

In December 2017, Toyota and Panasonic entered into an agreement to study the feasibility of a joint automotive prismatic battery business. Having repeatedly held discussions since then on the concrete details of their collaboration to achieve high-capacity and high-output automotive prismatic batteries that lead the industry in terms of both performance and cost as well as to contribute to the popularization of Toyota’s and other automakers’ electrified vehicles, in January 2019, Toyota and Panasonic agreed to establish a joint venture related to the automotive prismatic battery business. Specifically, the two companies agreed that the scope of the joint venture’s business operations will cover research, development, manufacturing and others, related to automotive prismatic lithium-ion batteries, solid-state batteries and next-generation batteries and that the joint venture will integrate management and other resources from both companies. Toyota and Panasonic are working to establish the joint venture (pending approval from competition-law authorities in relevant countries and regions) by the end of 2020.

In June 2018, Toyota and Denso agreed to begin to consider consolidating the core electronic component operations of both companies within Denso, and entered into a formal agreement concerning this in April 2019. On April 1, 2020, the production of electronic components at Toyota’s Hirose Plant, as well as the electronic components development functions, will be consolidated within Denso. In doing so, the companies aim to establish a speedy and competitive development and production structure.

In April 2019, as part of the initiative to further promote the widespread use of EVs, Toyota announced that it will grant royalty-free licenses on the patents it holds (including some pending applications) for vehicle electrification-related technologies, such as electric motors, power control units (PCUs), and system controls. Toyota also announced that it will provide technical support to other manufacturers developing and manufacturing electrified vehicles when they utilize Toyota’s power train systems.

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

In the North American region, of which the U.S. is the main market, Toyota has a wide product lineup (excluding large trucks and buses), and sold 2,745 thousand vehicles on a consolidated basis in fiscal 2019. This represents approximately 31% of Toyota’s total unit sales on a consolidated basis. The U.S., in particular, is the largest market in the North American region, which accounts for 86% of the retail sales of Toyota in such region. Sales figures for fiscal 2019 were 97.8% of those in the prior fiscal year.

Toyota commenced sales of the first-generation Prius hybrid model in North America in 2000. The Prius became Toyota’s bestselling model behind the Corolla and Camry, having gained particular support among customers concerned with the environment. Toyota continued further expansion of its environmentally friendly vehicles with the introduction of models such as, the fully remodeled all-new Prius and the all-new fuel cell vehicle MIRAI in 2015, the Prius PHV in 2016, the Camry HV in 2017 and the fully remodeled Avalon HV and RAV4 HV in 2018.

Since the introduction of the LS and ES models under the premium brand model, Lexus, in the United States in 1989, Toyota has expanded its Lexus sales with models including the GS, IS and RX. Toyota sold 311 thousand units through the introduction of the new NX and RC models in 2014, 344 thousand units through the introduction of the new RX model in 2015, 352 thousand units in 2016, 305 thousand units in 2017 and 298 thousand units in 2018, when the new model UX and the fully remodeled ES were introduced.

Toyota is continuing to revise its vehicle models and North American production capacities in response to changes in market conditions. Through the business alliance with Mazda Motor Corporation, the production of Toyota brand compact cars for sale mainly in North America began at Mazda’s plant in Mexico in June 2015. In addition, Toyota commenced production of the Lexus ES350 at its Kentucky plant for sale in the North America market starting in October 2015. Toyota also launched the all-new Camry with the first TNGA platform in North America at the Kentucky plant in 2017 and redesigned Avalon into an all-new model in 2018. Toyota plans to increase the production capacity of the Tacoma from 100,000 to 160,000 in Baja California, Mexico in 2018 and of the Highlander at its Indiana plant in 2019. Toyota’s Mississippi plant started production of the remodeled new Corolla with the TNGA platform in 2019. In the meantime, consignment production that started at SIA in 2007 ceased in May 2016.

In terms of auto parts, Toyota increased production capacity of engine plants in Kentucky and Alabama in 2013 and 2014, respectively, to meet rising demand, and also increased production capacity of auto parts at its automatic transmission plant in West Virginia in 2014.

In order to further strengthen competitiveness in North America, Toyota will continue the realignment of North American manufacturing operations going forward. As part of this effort, a new plant will be built in Mexico in 2019 to produce the Tacoma. Furthermore, production of the Corolla is planned to commence at a new plant in Alabama that will be established by the joint venture with Mazda around 2021. In addition to the plant in Mississippi, compact cars will also be produced at the new plant in Alabama. Toyota will focus its production of mid-sized vehicles in the plant in Canada, along with the plants in Indiana and Kentucky, by commencing production of the mid-sized SUV RAV4 instead of the Corolla in Canada starting in 2019. Toyota is also considering production of the RAV4 at the Kentucky plant in order to catch up with the expanding SUV market. For powertrains, Toyota plans to start producing 120,000 hybrid transaxles (hybrid vehicle transmissions) per year at its West Virginia plant starting in 2020 and further increase the production capacity by 120,000 units per year in 2021. Toyota also plans to raise the production capacity of four-cylinder engines and V6 engines by 230,000 units by 2021.

As for Toyota’s vehicle development in North America, the Toyota Technical Center spearheads the design, planning, and evaluation of vehicles and parts as to their ability to meet customer needs. Toyota will continue to promote self-reliance towards producing even better cars in the future.

In July 2017, Toyota launched its new North American headquarters in Plano, Texas and unified its North American manufacturing, sales and marketing, financial services and other functions. Toyota plans to promote collaboration and efficiencies across functions, position itself to deliver “ever-better cars” to customers and work towards realizing sustainable growth in the North America market.

Europe

Toyota’s principal European markets are Germany, France, the United Kingdom, Italy, Spain and Russia. Toyota’s principal competitors in Europe are Volkswagen, Renault, Ford, Opel and Peugeot, as well as Korean manufacturers Hyundai and Kia.

While competition in Europe continues to intensify, Toyota has expanded its lineup of hybrid models to further strengthen its sales operations, and has entered into supply agreements with PSA for light commercial vehicles. To strengthen its business setup so that it is less likely to be affected by exchange rates, Toyota launched RAV4 for Russia at OOO “TOYOTA MOTOR” (“TMR”) and C-HR at Toyota Motor Manufacturing Turkey Inc. (“TMMT”) in 2016 in the form of local production. In addition, Toyota is actively promoting production and sales measures that meet local demand by strengthening its value chain including used car dealerships, after-sales services and finance and insurance services.

In 2018, the European automotive market remained unchanged from the previous year as the growth of the Russian, French, Spanish, Polish and other European markets made up for the sluggish market in Turkey and the United Kingdom.

Toyota sales in 2018 in Europe exceeded the previous year due to an increase in units sold for the Camry and the Fortuner in Russia as well as higher sales in principal markets such as France and Spain from the sales expansion of hybrid core models including C-HR and Yaris. Sales in Poland, Baltic countries, Hungary and Kazakhstan hit a new record. Toyota’s consolidated vehicle sales in Europe in fiscal 2019 was 994 thousand units, an increase of 2.7% from fiscal 2018.

Toyota has increased European production capacity in response to sales growth. For example, in August 2016, Toyota increased the production capacity in Russia to 100,000 units and the production of the RAV4 commenced in addition to the Camry. Also, Toyota commenced production of the compact crossover C-HR by increasing the annual production capacity of TMMT from 150,000 units to 280,000 units (three-shift) in September 2016.

In terms of model change, Toyota Motor Manufacturing (UK) Ltd. (“TMUK”) and TMMT implemented a model change for the Corolla in 2018 and 2019, respectively. Also, in Russia, Toyota redesigned the Camry into an all-new model with the TNGA platform in April 2018.

In terms of auto parts, in October 2016, Toyota decided to produce hybrid transaxles and gasoline engines in Poland. Toyota started production of hybrid transaxles in 2018 at Toyota Motor Manufacturing Poland (“TMMP”), a production plant for transmissions and engines, and add two gasoline engines — a 1.5L in 2017 and a 2.0L in 2019 — at Toyota Motor Industries, Poland (“TMIP”), a production plant for diesel engines. In concert with the enhancement of the gasoline engine business, the two companies were integrated in April 2017.

Asia

Toyota’s consolidated vehicle sales in Asia (including China) in fiscal 2019 was 1,684 thousand units, an increase of 9.2% from fiscal 2018.

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

Toyota’s principal Asian markets are Thailand, India, Indonesia, Malaysia and Taiwan.

In Thailand, Toyota has three plants capable of producing approximately 800 thousand units per year, not only to meet domestic demands but to serve as a production base for regions inside and outside the ASEAN region, and produces and exports the Hilux, the Hiace, the Corolla, the Camry and the Vios. In February 2018, Toyota started production of the C-HR at its second Gateway plant, in response to the diversification of market needs. Regarding the existing models, Toyota implemented a model change for the Camry in 2018 and for the Hiace in 2019, and is steadily working on the redesigning of such models.

In India, Toyota constructed a second plant with an annual production capacity of 70 thousand units in 2011 and has increased the production capacity as necessary up to 210 thousand units. In 2018, Toyota newly launched the Yaris compact model in such second plant. Moreover, in line with the global redesigning of the Camry, Toyota implemented a model change in India and began producing the TNGA model as well.

In Indonesia, Toyota introduced the Etios and commenced operation of a second plant in Karawang in 2013 in order to meet the diverse customer needs and the expanding market. Currently, Toyota is producing the Vios, the Yaris and the Sienta, and the initial production capacity of 70 thousand units per year has become 120 thousand units per year. Similar to the plant in Thailand, PT Toyota Motor Manufacturing Indonesia (“TMMIN”) is positioned as a production base for regions inside and outside of the ASEAN region, including the production of Innova and the Fortuner at the first plant. Toyota also constructed a passenger vehicle engine plant that commenced production in February 2016.

In Malaysia, Toyota built a new plant dedicated to passenger vehicles to transfer the production of the Vios thereto in 2019. The existing plant was converted into a plant dedicated to commercial vehicles and the production framework was reorganized accordingly. In addition, in 2016 Toyota began production and sales of the Sienta in Taiwan in response to diversifying demands.

In March 2019, Toyota implemented a model change for Corolla in Taiwan.

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

In China, Toyota has been conducting joint ventures with two major partners, namely, China FAW Group Corporation and Guangzhou Automobile Group Co., Ltd. First, with respect to the joint venture with China FAW Group Corporation, from when production and sales of the Vios started in 2002, production and sales of the Land Cruiser Prado, the Corolla, the Crown, the Coaster and the RAV4 has expanded to include such models. The joint venture has developed production bases in three regions, namely, Tianjin, Changchun and Sichuan, and in Tianjin, the joint venture completed the construction of a new production line to replace an aging existing line in the Teda area in June 2018, and introduced the new-model SUV IZOA, which is a TNGA platform vehicle. In Changchun, where the new plant was launched in 2012, the initial production capacity of 100 thousand units per year has now become 130 thousand units per year. The joint venture also increased annual production capacity of the plant in Sichuan from 30 thousand units to 50 thousand units in the spring of 2015 to increase production of the Prado, and is steadily increasing its production capacity of these three plants, which on an aggregate basis is currently approximately 690 thousand units per year. In addition, the joint venture sought to improve production efficiency by closing small, aging production lines at the Changchun East Plant of Sichuan FAW Toyota Motor Co., Ltd. in December 2016 and the Xiqing Plant of Tianjin FAW Toyota Motor Co., Ltd. in February 2017.

GAC Toyota Motor Co., Ltd. (“GAC Toyota”), a joint venture between Toyota and Guangzhou Automobile Group Co., Ltd., expanded the production and sales of the Camry, the Yaris, the Highlander, the Levin, etc. With regard to production capacity, GAC Toyota has an annual production capacity of approximately 560 thousand units in total due to starting a third plant in early 2018 in addition to the existing first and second plant. GAC Toyota redesigned the Camry in 2017 and the C-HR in 2018 into an all-new model with the TNGA platform as well as launched new models.

In terms of auto parts, in 2014, Toyota opened a plant in Changshu in Jiangsu, China for the production of the Continuously Variable Transmission (“CVT”) as the first CVT plant outside of Japan and in September 2015, Toyota also began production of HV Transaxles at the CVT plant. Toyota also launched a plant to produce hybrid vehicle batteries in October 2015.

Total vehicle sales in the Chinese market decreased 4% from 29.28 million in 2017 to 28.23 million in 2018. In this market, Toyota’s sales in 2018 were 1.48 million vehicles, up 14% from the previous year. In the domestically produced passenger vehicle market in mainland China (22.85 million units), Toyota had a market share of 6%. In 2018, sales of SUVs expanded as a result of customers’ value diversification. As for Toyota’s distribution network, Toyota has been expanding the distribution network for locally produced vehicles in cooperation with Chinese joint venture partners under Tianjin FAW Toyota Motor Co., Ltd. and Guanqi Toyota Motor Co., Ltd., and for imported vehicles, Toyota has also been expanding primarily the Lexus brand sales network. Toyota plans to further increase sales by expanding the number of dealers and the product lineup for both locally produced and imported vehicles. In addition, as the market in China develops and becomes more sophisticated, Toyota plans to promote the so-called “Value Chain” businesses such as used cars, services, financing and insurance so as to contribute to the development of a mobility society.

South and Central America, Oceania, Africa and the Middle East

Toyota’s consolidated vehicle sales in South and Central America, Oceania, Africa and the Middle East (collectively, the “Four Regions”) in fiscal 2019 were 1,327 thousand units, a decrease of 4.6% from fiscal 2018.

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

The core models in this region are global models such as the Corolla, IMV (the Hilux) and Camry. In order to increase production of IMVs, Toyota increased annual production capacity of the plant in Argentina to 140 thousand units per year at the end of 2015. In order to expand business in Brazil, Toyota constructed a new factory in Sorocaba with an annual production capacity of 70 thousand units, and in 2012, began production and sales of compact vehicles. Starting from the beginning of 2016, Toyota increased production capacity to 110 thousand units per year and started production of the Yaris from June 2018.

Moreover, in terms of auto parts, Toyota commenced production at a plant in Brazil for passenger vehicle engines in February 2016.

Production

Toyota and its affiliated companies produce automobiles and related parts and components through more than 50 overseas manufacturing companies in 27 countries and regions besides Japan. Toyota’s major manufacturing facilities include plants in Japan, the United States, Canada, the United Kingdom, France, Turkey, Thailand, China, Taiwan, India, Indonesia, South Africa, Argentina and Brazil. Daihatsu brand vehicles are produced at four factories in Japan and two manufacturing companies in two other countries of Indonesia and Malaysia. Hino brand vehicles are produced at four factories in Japan and 11 manufacturing companies in 11 countries, including Indonesia and Thailand, and Toyota is planning to increase the bases in the U.S. and Russia. For a listing of Toyota’s principal production facilities, see “Information on the Company — Property, Plants and Equipment.”

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

In 2017, 75.9% of Toyota vehicles sold in overseas markets were manufactured in overseas plants by Toyota and its unconsolidated affiliated companies. In 2017, approximately 71.1% of Toyota vehicles sold in North America were produced in North America. Of the vehicles sold in Europe in 2017, approximately 81.5% were produced in Europe. In fiscal 2019, Toyota produced on a consolidated basis 4,309 thousand vehicles in Japan and 4,676 thousand vehicles overseas, compared to 4,286 thousand vehicles in Japan and 4,678 thousand vehicles overseas in fiscal 2018.

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

	Year Ended March 31,
	2015	2016	2017	2018	2019
Units Produced
Japan	4,124,593	3,980,576	4,109,038	4,285,844	4,308,903
North America	1,932,618	1,970,053	2,062,862	1,902,304	1,840,502
Europe	556,462	564,934	637,352	681,048	679,380
Asia	1,829,048	1,605,345	1,674,468	1,601,473	1,681,783
Other*	487,166	454,991	491,789	493,464	474,618
Total	8,929,887	8,575,899	8,975,509	8,964,133	8,985,186

*	“Other” consists of Central and South America, Oceania and Africa.

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

Toyota is currently working towards producing even better cars across the company. With the aim of realizing “cars that offer a rewarding experience for customers” through “truly competitive manufacturing” in terms of production technology and manufacturing, Toyota is developing innovative production systems, equipment and processing technology and introducing them to its mass-production line in due course.

Distribution

Toyota’s automotive sales distribution network is the largest in Japan. As of March 31, 2019, this network consisted of 279 dealers employing approximately 32 thousand sales personnel and operating approximately 4.7 thousand sales and service outlets. Toyota owns 13 of these dealers and the remainder is independent.

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

Sales of Toyota vehicles in Japan are conducted through four sales channels — “Toyota,” “Toyopet,” “Corolla” and “Netz.” In addition, Toyota introduced the Lexus brand to the Japanese market in August 2005, and currently distributes the Lexus brand vehicles through a network of 168 sales outlets in order to enhance its competitiveness in the domestic luxury automotive market. The following table provides information for each channel as of March 31, 2019.

In April 2019, Toyota merged four dealers that were wholly owned subsidiaries in Tokyo, with the merged company being renamed “Toyota Mobility Tokyo Co., Ltd.” (“TMT”) At the same time, Toyota abolished the sales channels system in Tokyo; TMT has started, ahead of other areas in Japan, distributing all Toyota vehicle models.

	Dealers
Channel	Toyota Owned	Independent	Total	Market Focus
Toyota	3	46	49	Luxury channel for Toyota brand vehicles
Toyopet	4	48	52	Leading channel for the medium market
Corolla	3	70	73	Volume retail channel centering on compact models
Netz	3	102	105	Sales channel targeting customers with new values for the 21st century

Brand			Sales Outlets	Market Focus
Lexus			168	Premium brand

Outside Japan, Toyota vehicles are sold through approximately 169 distributors in approximately 194 countries and regions. Through these distributors, Toyota maintains networks of dealers. The chart below shows the number of Toyota distributors as of March 31, 2019 by country and region:

Country/Region	Number of Countries	Number of Distributors
North America	3	5
Europe	53	29
China	1	4
Asia (excluding China)	19	13
Oceania	17	15
Middle East	16	14
Africa	55	49
Central and South America	30	40

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

•	“developing a real cost-competitive structure” by working together with suppliers;

•	applying advanced information technologies to improve efficiency throughout the product development and production processes;

•	globally reinforcing the supply base under an open and fair purchasing policy;

•	streamlining production systems; and

•	improving the efficiency of domestic and international distribution.

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

By April 2013, Toyota established systems to rapidly promote the TNGA and carried out product development under this new way of doing business. As a result, Toyota realized high basic performance and marketability in the Prius that was introduced in Japan in December 2015. Toyota subsequently applied the TNGA initiatives to the Camry, Lexus LC and LS in 2017 and the Crown and Corolla Sport in 2018. Toyota has rolled out, and plans to continue to roll out, the results of such development to other vehicles as well.

Realizing a Smart Mobility Society that expands through connected car technologies

In the midst of rapidly changing societies, including the falling birth rate and aging populations in developed nations, an increasingly diverse range of energy sources and the evolution of IoT, among others, the automotive industry is facing a time of profound transformation that could happen only once in a hundred years. As a company responsible for the freedom of mobility, which is one aspect of social infrastructure, Toyota is firmly determined to contribute to solving social issues by changing the very ways in which people, things, and information flow through the world. Based on this commitment, Toyota is moving forward with initiatives striving to realize a smart mobility society, in which people can “enjoy freedom of movement and feel at ease and excited,” by connecting vehicles, people and communities with its connected car technologies.

Our Connected Strategy for Realizing Connected Platforms

Connecting cars is not only providing new value and services to customers, but creating new modes of use and new roles in society for cars. To stay at the forefront of this evolution, Toyota established an in-house Connected Company in April 2016 and announced its Connected Strategy in November of the same year. This strategy comprises three pillars that we initiated almost simultaneously.

•	Pillar 1 — Connect All Cars

The key to connecting all cars is on-board data communication modules (“DCMs”), which connect cars to data centers. In 2002, Toyota commercialized its DCMs and launched the G-BOOK service for Toyota vehicles (this service was replaced by T-Connect in 2014). In 2005, DCMs became a standard feature in Lexus cars, and Toyota launched the G-Link service in Japan before expanding it to North America and China. As the first step towards connecting all vehicles, in June 2018, Toyota also launched sales in Japan of the new Crown and Corolla Sport with DCMs as standard features for all vehicles. This marked the start of Toyota’s full-scale roll out of connected cars. Toyota plans to adopt common standards worldwide for its DCMs by 2019, equip virtually all passenger vehicles it sells in Japan and the United States with DCMs by 2020, and steadily equip more vehicles with DCMs in other major markets around the world going forward.

•	Pillar 2 — Creation of New Value and Business Revolution

As the number of connected cars on the road increases, so does the big data they generate and Toyota is using this data to contribute to the good of customers and society while revolutionizing its own businesses. Aggregate route history maps were made publicly available after the Great East Japan Earthquake, and such data has subsequently been used in evacuation, response, and recovery operations following several natural disasters. Furthermore, by analyzing the diverse information collected from cars on the road using big data approaches, Toyota will be able to utilize that information to create and enhance services that provide safety and peace of mind. Making DCMs standard features also makes Toyota’s online services more convenient and easier to use. The voice recognition-enabled artificial intelligence (AI) virtual agent understands passengers’ natural speech and performs tasks such as setting the destination for the navigation system. Toyota also has operators standing by 24 hours a day, 365 days a year, to provide a more in-depth response to customer requests. By offering both virtual (AI) and real-world (operators) services, Toyota seeks to provide what it calls “Human Connected Services.”

•	Pillar 3 — Creation of New Mobility Services

Toyota will accelerate cross-industry collaboration through the Mobility Service Platform (MSPF). Using the MSPF, Toyota is taking an open approach and working together with all kinds of service providers to contribute to the creation of new mobility services. Toyota has already begun a range of collaborative initiatives. In May 2016, Toyota and Uber Technologies, Inc. (“Uber”) began to consider a partnership in ride-sharing. In 2017, Toyota conducted a pilot program for its Smart Key Box with the United States car-sharing company Getaround, Inc.; began a partnership with Grab Holdings Inc. (“Grab”), the leading ride-hailing service company in Southeast Asia; and began verification testing of connected taxis with the Tokyo Taxi-Hire Association. Going forward, Toyota will work to deepen these and other initiatives in order to create new mobility services and accelerate their commercialization.

As practical measures for realizing a Smart Mobility Society based on the Connected Platforms, Toyota is promoting: 1. “Connected with vehicles and roads (SAFETY) — Cooperative ITS, driving assistance functions and automated driving”; 2. “Connected with people (COMFORT) — Connected Service”; and 3. “Connected with society and the community (ECO & CONVENIENCE) — Maas (Mobility as a Service).”

Connected with vehicles and roads (SAFETY) — Cooperative ITS

Enhancing transport systems requires taking a general approach that addresses various factors across a wide scope that are pertinent not only to vehicles but also roads, people and public transport systems in order to ensure smooth and efficient movement of people and vehicles and to build a safe transportation environment. In addition to VICS and ETC (Electronic Toll Collection System), which are already standard in Japan, “Cooperative ITS,” which combines cutting edge IT and vehicle technology, is in development and has begun to be partially implemented.

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

•

Aiming at further reducing accidents, “ITS Connect,” a driving safety support system that uses a dedicated ITS frequency of 760 MHz, was introduced in the fall of 2015. Through direct and continuous exchange of information between vehicles and the road and among vehicles, this system aims to mitigate accidents near intersections, which have been difficult to mitigate to date. The system also includes Communicating Radar Cruise Control features, which supports smooth acceleration and deceleration when following behind another vehicle. In addition, from August 2017, Toyota and Mazda started a partnership in the field of advanced safety technologies and a collaboration between the two companies concerning Toyota’s vehicle-to-vehicle and vehicle-to-infrastructure technologies is undergoing. Going forward, Toyota will aim at the realization of automated driving in which all drivers can move safely, smoothly and freely by harmonizing ITS technology and vehicle control technology.

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

Connected with vehicles and roads (SAFETY) — driving assistance functions and automated driving

Toyota’s driving assistance functions offer functions that assist drivers with an aim to lessen the burden of driving, enhance safety and provide to everyone the pleasure of driving. Toyota has commercialized enhancements to various functions that assist the driver in sensing external information, avoiding danger and making appropriate maneuvers.

In 2015, Toyota commercialized the Toyota Safety Sense, a package that includes the Pre-collision System and driving assistance functions. In 2018, Toyota commercialized the new-generation Toyota Safety Sense (Toyota Safety Sense 2.0 in the United States), which has brakes capable of mitigating collision damage and advanced driving assistance functions. The most recent Toyota Safety Sense 2.0 has the following functions:

•

“Pre-collision System” is a system that perceives possibilities of a crash with obstacles, cars in front, crossing pedestrians during both day and night as well as crossing bicycles in daytime, all through a sensor installed in a vehicle. If a collision seems likely, it proceeds to activate warnings as well as brake assistance, which aids the driver’s operation of the brake, or the automatic braking system, which aids in avoiding the collision altogether or mitigates any damage.

•

“Radar Cruise Control (with all-speed tracking function)” allows the vehicle to keep a constant distance between itself and the preceding vehicle within a speed range from zero to a preset speed, automatically slowing down and stopping if necessary to avoid collision. When the car in front speeds up, it allows the driver to accelerate.

•

“Lane Tracing Assist” is a system that, when the Radar Cruise Control function is running, uses a camera to detect white or yellow lane markers while driving and assists the driver’s operation of the steering wheel by controlling the electric power steering in order to help keep the vehicle traveling between lane markers.

•

“Automatic High Beam” detects the headlights of oncoming vehicles or taillights of vehicles running in front and adjusts the headlight range, automatically switching to low beam or high beam, in order to avoid blinding the visions of drivers with bright lights, as well as to secure drivers’ forward vision at night.

Toyota has completed installation of Toyota Safety Sense on nearly all models sold in Japan, the United States and Europe at an affordable price aimed at widespread adaption. The accumulated global shipments of vehicles with Toyota Safety Sense installed exceeded 10 million vehicles (of which approximately 5 million vehicles were shipped to the United States) as of the end of October 2018.

In addition to the above, with the aim to realize the ultimate goal of zero casualties from traffic accidents, Toyota is promoting the development of technologies such as “Parking Support Brake (pedestrians),” which supports avoiding collisions by detecting pedestrians in the rear of the vehicle using a camera, and “Active Steering Assist — Pre-Collision System,” which is a system that, in situations where the system decides that a collision cannot be avoided by automatic braking alone and there is room in the driver’s lane to avoid a collision, supports avoiding collisions by automatically controlling the steering after the Pre-Collision System controls the brake.

Connected with people (COMFORT) — Connected Service

The driving experience can be enriched and its convenience can be improved through information communication technologies that add a new “connecting” function to the basic vehicle functions of “running, turning and stopping.” Examples of the connecting function include the following:

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

•

T-Connect/G-BOOK is the latest information network service that merges the latest network technologies and car multimedia a step ahead of the arrival of the ubiquitous network society. T-Connect/G-BOOK provides various types of information useful for driving, as well as safety and security services that detect unusual conditions in the vehicle, thereby supporting a lifestyle with one’s vehicles anytime and anywhere through a network. In 2005, Toyota started G-BOOK ALPHA and G-Link for Lexus, each with additional various features including traffic congestion forecast service. In 2007, Toyota launched G-BOOK mX, which in addition to the well-received conventional safety and security services of G-BOOK, introduced even more useful car navigation services such as “Map-on-Demand” — the world’s first technology for automatically updating map data — and “Probe Communication Traffic Information” that provides drivers with highly precise information on traffic congestion. In 2014, Toyota launched T-Connect, which in addition to conventional telematics services, provides new services and functions through the distribution of applications to on-board device, as well as destination and other information searches through the adoption of a voice recognition system. In 2018, Toyota made efforts to further enhance T-Connect and added services such as the “e-Care Driving Guidance,” which diagnoses the condition of a car from the vehicle data and an operator advises the driver in the event of abnormality, and further guides the driver to a dealer if necessary, and “Tsunagaru (Connected) Car Insurance Plan,” which is an insurance plan based on driving behavior data. Furthermore, by standardizing the DCM, Toyota improved online services such as the “Voice Recognition-enabled AI Virtual Agent” and “Hybrid Navi.”

•

HELPNET is an emergency dial system that, in the event of a traffic accident or medical emergency, transmits information required for emergency rescue, such as present-location data and vehicle details, either automatically or with the touch of a button. It immediately contacts police and fire departments through the HELPNET Operation Center. This system is integrated into T-Connect/G-BOOK and G-Link to improve the quality of services. In 2018, Toyota newly developed the “D-Call Net,” which is a rescue service that is interlocked with the activation of the airbag. It instantly analyzes the damages to car occupants from the car data at the time of the collision, and with the cooperation of the fire departments, dispatches helicopter ambulances if it is diagnosed that the possibility of serious injury is high. HELPNET shortens the time taken to report following an emergency situation, which contributes to decreasing the number of traffic accident fatalities and reducing the level of impact, while at the same time aiming to prevent secondary disasters and ease traffic congestion.

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

Furthermore, in 2010, by utilizing technology cultivated through the Internet and telematics services, Toyota developed the Toyota Smart Center (“TSC”) that optimally controls electricity and links EVs and PHVs with homes. Toyota aims to offer new services, achieve better vehicle quality and enhance product attractiveness as well as contribute further to society by utilizing the vehicle information, road conditions and other parameters collected via telematics services and stored at the TSC. With regard to contribution to society, Toyota began offering the Big Data Traffic Information Service in June 2013, through which traffic information, statistics and other related information are provided to local governments, universities and businesses to support traffic flow improvement and assist disaster prevention measures. In December 2016, Toyota launched the TC Smartphone Navigation free-of-charge to users, including those other than Toyota users, to provide readily usable route history maps. Toyota plans to continue to work with new information technologies and the IT industry to establish a framework for TSC’s global implementation and to realize a mobility society of the future.

In 2016, Toyota has been working actively on “connected car technology” and alliances with other companies for effective vehicle data utilization to “make ever-better cars” and for safer and securer “connected” service. In January 2016, Toyota announced a “connected vehicle framework” to increase installation of DCMs into a broader range of its vehicles starting in the United States from 2017. In April 2016, Toyota established a new company, “Toyota Connected, Inc.,” in the United States to consolidate and analyze information collected from vehicles and to develop new products, and thereby promoting “making ever-better cars” through utilizing big data.

As a further engagement in the insurance industry, Toyota established Toyota Insurance Management Solutions USA, LLC (“TIMS”), a new U.S. telematics car insurance services company, to promote analysis of big data and development of algorithms. TIMS provides telematics insurance services best suited to Toyota’s customers by consolidating Toyota’s data, financing and insurance knowhow.

Connected with society and the community (ECO & CONVENIENCE) — MaaS (Mobility as a Service)

In November 2016, based on the proliferation and popularity of mobility services such as car-sharing, Toyota started to establish MSPF, which has various functions to support mobility services. MSPF is a platform that aggregates and covers individual business functions, such as vehicle management systems and leasing programs, that Toyota developed and offered to mobility service providers such as ride-sharing operators when working together with them. In addition, as one example of the functions that MSPF offers, Toyota developed the smart key box (“SKB”) that enables users to lock and unlock doors and to start the engine with their smartphones — thus providing a safer and more secure way of locking/unlocking doors and starting the engine. Using the MSPF and SKB, Toyota started a pilot program in collaboration with Getaround, a venture company providing car-sharing services targeted at individuals in the United States, in March 2017 in San Francisco, California. In addition, Toyota is working with Toyota Financial Services Corporation (“TFSC”) to make vehicles with expired leases available on Getaround, in order to effectively utilize TFSC’s assets. Toyota is also examining the viability of car sharing using SKBs. Furthermore, Servco Pacific Inc., a Toyota dealer in Hawaii, began a car-sharing services program in July 2018.

In terms of ride-sharing, in May 2016, Toyota and Uber entered into a memorandum of understanding to explore collaboration with respect to ride-sharing. In August 2018, the scope of collaboration was expanded: Toyota and Uber will be developing vehicles utilizing the technologies of both companies and used exclusively for ride-sharing, and introducing the same into Uber’s ride-share network. Technology establishment of the in-vehicle equipment and control interface is underway. Furthermore, in April 2019, in order to accelerate the development and practical realization of automated driving vehicles for ride-sharing, Toyota announced that it will invest in Uber Advanced Technologies Group together with Denso Corporation and SoftBank Vision Fund L.P.

In Southeast Asia, Toyota started to collaborate with Grab in August 2017, and commenced a pilot program in Singapore to collect driving data generated from vehicles owned by Grab. In June 2018, Toyota further expanded the collaboration with Grab, invested in Grab, and moved forward with providing various connected services that use MSPF to Grab. As a specific example of such services, in December 2018 Toyota provided the Toyota-developed total care service for vehicles to 1,500 vehicles owned by Grab and started both to provide high-efficiency maintenance reflecting TPS as well as to cooperate with local insurance companies with the aim to effectively utilize driving data collected from MSPF in insurance services.

In August 2016, Toyota and Japan Federation of Hire-Taxi Associations entered into a memorandum of understanding to explore areas for collaboration, so as to develop and introduce the “Japanese taxi of the future.” Through use of taxis to collect and analyze information concerning the road traffic environment, and applying those results to the development of the Mobility Teammate Concept, which embodies Toyota’s vision of automated driving, Toyota and the Japan Federation of Hire-Taxi Associations will continue to be important partners in helping to develop Japanese taxis into the “world’s safest, most pleasant, world-class public transportation service” and to strengthen the Japanese transportation infrastructure.

In October 2018, Toyota agreed with SoftBank Corp. (“SoftBank”) in the realization of a Mobility Network that delivers safe and comfortable mobility to all people. In February 2019, Toyota and SoftBank established a joint venture, MONET Technologies Inc. (“MONET”). Anticipating the realization of an automated driving society, cooperation with 17 local governments in Japan to provide next-generation on-demand mobility service began. In March 2019, MONET established the Monet Consortium with the participation of 88 companies in an effort to promote inter-corporate cooperation as a way of ‘team building’ that aims for the realization of mobility innovation.

With the background of expanding mobility services and the tightening of data regulations in Europe, Toyota has established Toyota Connected Europe, Limited in April 2018, and plans to utilize MSPF in Europe as well to promote car-sharing businesses in coordination with local dealers.

In January 2018, at “2018 International CES” held in Las Vegas, Nevada in the United States, Toyota announced the “e-Palette Concept,” a next generation EV designed exclusively for MaaS, leveraging electrification, connected vehicles and automated driving technologies. The e-Palette Concept can be adapted for various services, such as passenger transportation, logistics services or retail services, and is the embodiment of Toyota’s concept of “new mobility” that supports the lifestyles of its customers. Amazon.com, Inc., DiDi Chuxing, Pizza Hut, LLC, Uber and Mazda Motor Corporation are collaborating with Toyota as initial launch partners in order to explore vehicle specifications that are even more practical and to ensure the realization of a new mobility service. Going forward, Toyota is planning to support the transportation of athletes and staff in the Olympic and Paralympic village in the 2020 Tokyo Olympic and Paralympic Games, as well as commercialization around 2023 upon conducting a pilot program with alliance partners.

In addition, Toyota joined the “Toyota City Low-Carbon Society Verification Council” (established in August 2010), and carried out experiments relating to the “Establishment of a System for Low-Carbon Emission Transportation” until March 2015. As a way of building on the results of such experiments, Toyota launched an experimental ultra-compact electric vehicle sharing program in Tokyo from April 2015. It also launched an experimental ultra-compact electric vehicle program for tourism using a Toyota developed car-sharing system in Okinawa from January 2016. Furthermore, in Toyota City and Okinawa in April 2017, and in Tokyo in April 2019, these experimental programs were commercialized, and management was transferred to local companies and organizations.

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

Toyota’s revenues from its financial services operations were ¥2,153.5 billion in fiscal 2019, ¥2,017.0 billion in fiscal 2018 and ¥1,823.6 billion in fiscal 2017. In fiscal 2018, weak used vehicle prices in the United States resulted in increased disposal losses for vehicles with expired leases as well as losses on depreciation compared with the past. Interest rates also increased in the United States and some emerging countries. This market environment exerted downward pressure on revenue in the financing business. In fiscal 2019, the trends of rising interest rates and increases in lease-up vehicles continued, but because used vehicle prices in the United States remained higher than expected, the financial business as a whole was generally stable. Under such circumstances, as a result of Toyota’s continued collaboration with dealers in various countries and regions and efforts to expand products and services that meet customer needs, Toyota’s share of financing provided for new car sales of Toyota and Lexus vehicles in regions where TFSC operates remained at a high level of approximately 35% and the balance of loan receivables continued to steadily increase globally, with the exception of some countries. In addition, Toyota is making efforts to provide both its customers and dealers with stable financial services by diversifying its funding methods such as issuing Green Bonds in Japan in addition to using already existing means as commercial paper, corporate bonds, bank borrowings, ABCP (Asset Backed Commercial Paper) and ABS (Asset Backed Securities). Furthermore, Toyota continued to perform detailed credit appraisals and serve customers by monitoring bad debt and loan payment extensions, and the percentage of credit losses remained low, at 0.27% and 0.30% in fiscal years 2019 and 2018, respectively. Toyota continues to work towards improving its risk management measures in connection with credit and residual value risks.

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

In September 2018, Toyota established Toyota Fleet Mobility GmbH in Germany to provide full service leasing. Going forward, Toyota is planning to develop bases in each European country. In addition, Toyota established KINTO Corporation, which provides full service leasing (subscription service), in Japan in January

2019. Furthermore, in January 2019, Toyota established a finance leasing business for commercial trucks and buses as a subsidiary of Toyota Finance Corporation. This subsidiary is a joint venture with Sumitomo Mitsui Auto Service Company, Limited and Hino Motors, Ltd.

Net finance receivables for all of Toyota’s dealer and customer financing operations were ¥16,928.8 billion as of March 31, 2019, representing an increase of 6.9% as compared to the previous year. The majority of Toyota’s financial services are provided in North America. As of March 31, 2019, 55.2% of Toyota’s finance receivables were derived from financing operations in North America, 13.0% from Asia, 12.3% from Europe, 8.2% from Japan and 11.3% from other areas.

Approximately 45% of Toyota’s unit sales in the United States during fiscal 2019 included a finance or lease arrangement with Toyota. Because the majority of Toyota’s financial services operations are related to the sale of Toyota vehicles, a decrease in vehicle unit sales may lead to a contraction of Toyota’s financial services operations.

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

Other Financial Services

Toyota Finance Corporation launched its credit card business in April 2001 and began issuing Lexus credit cards in 2005 when the Lexus brand was introduced in Japan. As of March 31, 2018, Toyota Finance Corporation has 15.8 million card holders (including Lexus credit card holders).

All Other Operations

In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive business activities. Net sales for these activities totaled ¥1,676.3 billion in fiscal 2019, ¥1,646.1 billion in fiscal 2018 and ¥1,321.0 billion in fiscal 2017.

Housing

Toyota established its subsidiary Toyota Housing Corporation (“Toyota Housing”) in April 2003 and has transferred to it product planning and sales operations related to the manufacture and sale of housing. Furthermore, in order to quickly and accurately grasp clients’ needs and to plan, develop and sell products on a timely basis, in April 2008, Toyota transferred the product development operation to Toyota Housing. In October 2010, Toyota spun-off its housing operations (project planning, technology development and manufacturing) through a statutory demerger and integrated them into Toyota Housing. Toyota conducted this in order to quickly respond to the needs of even more customers in a vastly changing housing market, through rapid decision-making and flexible business operations based on the integration of the development, manufacture and sales functions. In March 2005, Toyota, together with institutional investors, agreed to jointly invest in Misawa Home Holdings, Inc. (“Misawa”; renamed Misawa Homes Co., Ltd.) pursuant to its request for assistance in its rehabilitation. In April 2010, determining that a stronger collaboration with Misawa would be desirable in order to achieve further growth in the difficult operating environment of the housing industry, Toyota Housing agreed to purchase Misawa shares from an institutional investor. In addition, Toyota transferred ownership of Misawa to Toyota Housing in October 2010. Through these activities, Toyota has strengthened the housing business of both companies.

In May 2019, Toyota entered into agreements with Panasonic Corporation to establish a new joint venture related to the town development business (scheduled for January 2020). The joint venture will set the same ownership ratio between Panasonic group and Toyota in order to secure its autonomous management while continuing to receive support from Toyota as a shareholder and is expected to be out of the scope of consolidation for Panasonic Corporation and Toyota. In connection with the establishment of the joint venture, Toyota will temporarily make Toyota Housing and Misawa its wholly owned subsidiaries and thereafter transfer all of the outstanding shares in those two subsidiaries to the joint venture by a joint share transfer.

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

On August 28, 2012, the EPA and the federal National Highway Traffic Safety Administration (“NHTSA”) jointly issued the final rule to reduce greenhouse gas emissions and improve fuel economy for passenger vehicles, light-duty trucks and medium-duty passenger vehicles for model years 2017 through 2025. In the final rule, these vehicles are required to meet an estimated combined average emission level of 163 grams of carbon dioxide per mile in model year 2025, equivalent to 54.5 miles per gallon if these requirements were met through improvements in fuel economy standards. The NHTSA also issued Corporate Average Fuel Economy (“CAFE”) standards for passenger vehicles and light-duty trucks that would require manufacturers to meet an estimated combined average fuel economy level of 49.6 miles per gallon in model year 2025.

On January 12, 2017, the EPA, as part of a Midterm Evaluation of the rule, issued a final determination to maintain the final rule for model years 2022 through 2025. On March 13, 2017, however, the newly-appointed Administrator of the EPA and the newly-appointed Secretary of the Department of Transportation issued a notice that they were reconsidering the final determination. On May 1, 2018, California and 16 other states filed suit in the U.S. Court of Appeals for the District of Columbia to oppose the EPA and NHTSA’s decision to repeal the greenhouse gas emission standards. On August 2, 2018, the EPA and the NHTSA issued a joint Notice of Proposed Rulemaking. The Administration’s proposed rule would freeze the vehicle fuel economy and CAFE standards at 2020 levels for model years 2021-2026. The rule would also revoke the waiver granted to California to establish more stringent standards for vehicle emissions. In response to the Administration’s proposed rule, on August 7, 2018 the California Air Resources Board (“CARB”) posted a proposal to ensure that cars and light-duty trucks for model years 2021-2025 would continue to meet California’s more stringent standards. The EPA and California had been in discussions regarding their differences over vehicle emission standards, but these discussions broke off without resolution on February 20, 2019.

In addition, in July 2015 the EPA adopted a final rule to limit and eventually phase out, on account of their contribution to global warming, the use of hydroflourocarbons (“HFCs”) and HFC-containing refrigerant blends in, among other systems, the air conditioning systems of new vehicles. In August 2017, however, the D.C. Circuit Court of Appeals ruled that the EPA, which had based the rule on a section of the Clean Air Act which relates to the control of ozone depleting substances and not greenhouse gasses, had overstepped its authority. In October 2018, the Supreme Court of the United States declined to hear an appeal of the Circuit Court’s decision, and the rule is therefore no longer in effect. The EPA is working on formulating new rules to limit the use of HFCs. Toyota purchases air conditioning systems from third parties for use in its vehicles. Feasible alternatives to HFC refrigerants that may be prohibited by any future EPA rules may be costly or present other risks, such as flammability or other safety concerns.

California Standards

Under the federal Clean Air Act, the State of California is permitted to establish its own vehicle emission control standards if it receives a waiver from the EPA. As a result, the CARB required that a specified percentage of a manufacturer’s passenger vehicles and light-duty trucks sold in California be “zero-emission vehicles” (vehicles producing no emissions of regulated pollutants) as well as permitted certain advanced technology vehicles such as PHVs, and alternative fuel vehicles that meet “partial zero-emission vehicles requirements” to be granted partial qualification as EVs or FCVs. Toyota’s MIRAI qualifies as a zero-emission vehicle. The current Prius Prime has been certified as a partial zero-emission vehicle. Toyota intends to continue to develop additional advanced technologies and alternative fuel technologies that will allow other vehicles to qualify as zero-emission vehicles or partial-zero-emission vehicles.

In January 2012, the CARB adopted the Advanced Clean Cars (“ACC”) program. The ACC program includes new Low-Emission Vehicle regulations that reduce smog-causing pollutants (including nitrogen oxides and particulate matter) and greenhouse gas emissions from cars and light-duty trucks for model years 2015 to 2025, and more stringent zero-emission vehicle regulations which will require increased production of zero-emission vehicles and partial zero-emission vehicles for model years 2018 to 2025. The ACC program also lowers allowable smog-forming particulate emissions to one mg/mile or lower, to be phased in beginning with model year 2015.

In February 2010, the CARB had enacted a “deemed to comply” rule that provided that compliance with federal greenhouse gas emission standards for model years 2017 through 2025 would also satisfy California’s greenhouse gas emissions standards. However on March 14, 2017, in reaction to the EPA Administrator’s and the Department of Transportation Secretary’s decision to reconsider the EPA’s prior final determination to maintain the final rule for greenhouse gas emissions for model years 2022 through 2025, California petitioned the U.S. Court of Appeals for the District of Columbia to protect its interests in the final rule. Moreover, in a March 24, 2017 ACC Midterm Review, the CARB affirmed the ACC program’s requirements, and suggested that its decision to follow the federal final rule might change if the federal standards “were substantially changed.”

On April 2, 2018, upon the EPA and NHTSA’s announcement that it would repeal and replace the greenhouse gas emission standards for model years 2022 through 2025, the CARB stated that, regardless of this federal action, it would not change California’s more stringent standards. On May 1, 2018, California and 16 other states filed suit in the U.S. Circuit Court of Appeals for the District of Columbia to oppose the EPA and NHTSA’s decision to repeal and replace the greenhouse gas emission standards. On August 2, 2018, the EPA and the NHTSA issued a joint Notice of Proposed Rulemaking. The Administration’s proposed rule would freeze the vehicle fuel economy and CAFE standards at 2020 levels for model years 2021-2026. The rule would also revoke the waiver granted to California to establish more stringent standards for vehicle emissions. In response to the Administration’s proposed rule, on August 7, 2018 the CARB posted a proposal to ensure that cars and light-duty trucks for model years 2021-2025 would continue to meet California’s more stringent standards. The EPA and California had been in discussions regarding their differences over vehicle emission standards, but these discussions broke off without resolution on February 20, 2019.

Other States’ Standards

Connecticut, Maine, Maryland, Massachusetts, New Jersey, New York, Oregon, Rhode Island and Vermont have adopted regulations substantially similar to California’s zero-emission vehicles requirement, and in January 2019 the Governors of Colorado and New Mexico took executive actions requiring their relevant administrative agencies to establish equivalent requirements. Colorado, Connecticut, Delaware, Maine, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Oregon, Rhode Island, Vermont and Washington have adopted regulations substantially similar to California’s low emission vehicle and greenhouse gas emission regulations, and the Governor of New Mexico’s January 2019 executive action directed its relevant administrative department to adopt regulations equivalent to California’s low emission vehicle regulations.

Canadian Standards

Canada has finalized vehicle emission standards equivalent to the federal standards in the United States in October 2014, in response to the strengthening of the federal greenhouse gas emission standards in the United States applicable to model years 2017 to 2025. Furthermore, certain Canadian provinces are currently considering enacting their own regulations on vehicle emissions of greenhouse gases. On January 11, 2018, the Ministry of Sustainable Development, Environment and the Fight against Climate Change of the Province of Quebec issued regulations on zero-emission vehicles including EVs, FCVs and PHVs, among others. In November 2018, the premier of British Columbia announced that the government would introduce legislation concerning zero-emission vehicles (indicating the phase-in introduction starting from model year 2020). Canada also adopted a more stringent fuel rule, which is based on the fuel rule in the United States, that reduces refineries’ annual average sulfur concentration of gasoline to 10mg/kg from 2017 with a new addition of credit system to secure compliance.

European Standards

In 2007, the European Parliament adopted more stringent emission standards for passenger vehicles and light commercial vehicles. The effective date for phasing in these stricter standards for passenger vehicles was September 2014 for Euro 6. For light commercial vehicles, the effective date was September 2015 for Euro 6.

The primary focus of Euro 6 is to limit further emissions of diesel powered vehicles and bring them down to a level equivalent to gasoline powered vehicles. In addition, Euro 6 is being implemented in two stages, and beginning with the second stage (September 2017 for passenger vehicles and September 2018 for commercial vehicles), the EU is implementing the Real Driving Emission (“RDE”) regulations, which requires manufactures to conduct on-road emissions tests using portable emissions testers. Since September 2017, manufacturers have been required to reduce the divergence between the regulatory limit tested in laboratory conditions and the values of RDE tests. The EU has also decided to implement the Worldwide harmonized Light vehicles Test Procedure (WLTP), which were introduced on September 1, 2017 and will be phased in for all new cars between 2018 and 2019.

Chinese Standards

Emissions regulations are being implemented throughout China pursuant to the Chinese National Standards (GB) of the Ministry of Environmental Protection of the People’s Republic of China, and the manufacture and sale of models not meeting these regulations are prohibited.

For passenger vehicles, pursuant to GB18352.5-2013, it has been decided that Level 5 Emissions Regulations (China 5) (corresponding to Euro 5 standards) are to be implemented throughout China for all models that are sold and registered after January 2018.

In an effort to improve the fuel quality in the market, stricter China 5 gasoline and diesel fuel standards have been stipulated in GB17930-2013 and GB19147-2013 to achieve the Level 5 Emissions Regulations, and it has been decided that these standards will be implemented from January 2018. Following that, however, given the accelerated improvement in fuel quality in the market, new China 5 fuel standards (corresponding to Euro 5) have been implemented in 11 provincial capitals in eastern China from January 2016 and nationwide in China from January 2017, as opposed to January 2018 as initially determined. In connection with this, the Ministry of Environmental Protection and the Ministry of Industry and Information Technology issued a directive on the implementation timing of the Level 5 Emissions Regulations, in accordance with which, the implementation started for gasoline-powered passenger vehicles in the 11 provincial capitals from April 2016 and nationwide in China from January 2017, as well as for diesel passenger vehicles nationwide in China pursuant to the regulations of GB18352.5-2013 from January 2018. The next-generation emissions regulations for passenger vehicles, or Level 6 Emissions Regulations (China 6), were issued as GB18352.6-2016 at the end of 2016, pursuant to which tighter requirements will be implemented in two steps, depending on the regulated subjects and the implementation timing. Specifically, China 6a will apply to all models to be sold or registered in July 2020 and beyond, and China 6b will apply to all models to be sold or registered in July 2023 and beyond. With respect to fuels in the market, the quality standards and the implementation from January 2019 for China 6 gasoline fuel and China 6 diesel fuel have been provided in GB17930-2016 and GB19147-2016 so as to keep up with the implementation timing of China 6 emissions regulations. Moreover, for areas where the air quality improvement is an urgent necessity, China 6 is scheduled to be implemented from July 2019 ahead of the implementation throughout China.

For heavy-duty diesel-powered commercial vehicles, pursuant to GB17691-2005, the China V Emissions Regulations are being implemented from July 2017. With the establishment of GB17691-2018, which provides next-level China VI Emissions Regulations (China VI), it has been decided that China VIa will be implemented from July 2021 and China VIb from July 2023 (these regulations will apply to gas-fueled vehicles and public vehicles for urban areas earlier than those dates). For heavy-duty gasoline-powered commercial vehicles, pursuant to GB14762-2008, Level IV Emissions Regulations (China IV) apply to new models after July 2012. After the first day the regulation is implemented to a new model, all new models released during the following one-year period also become subject to the regulation. Tightening of the next-generation emissions regulations (China V and China VI) is currently considered for heavy-duty gasoline-powered commercial vehicles.

Standards of Other Countries or Regions

In particular, in India, given the worsening air pollution, in December 2015, the Supreme Court banned the registration of diesel cars with engines that are two liters or larger in the National Capital Region, including the Delhi metropolitan area. In August 2016, the ban on registration was lifted on the condition that a deposit equal to 1% of the vehicle’s retail price is to be paid to the Environment Pollution Control Authority. Furthermore, the government accelerated the implementations of BS-6 (equivalent to EURO6) to 2020.

Vehicle Fuel Economy

Japanese Standards

The Act on Rationalizing Energy Use requires automobile manufacturers to improve their vehicles to meet specified fuel economy standards. Fuel economy standards are established according to the types of vehicles, and are required to be met by either fiscal 2011 (April 2010-March 2011), fiscal 2016 (April 2015-March 2016), fiscal 2021 (April 2020-March 2021), fiscal 2023 (April 2022-March 2023) or fiscal 2026 (April 2025-March 2026).

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

In December 2011, the EPA and the NHTSA issued a joint proposed rule to further reduce greenhouse gas emissions and improve fuel economy for passenger vehicles, light-duty trucks and medium-duty passenger vehicles for model years 2017 through 2025. In the rule, which was finalized in August 2012, these vehicles are required to meet an estimated combined average emission level of 163 grams of carbon dioxide per mile in model year 2025, equivalent to 54.5 miles per gallon if these requirements are met through improvements in fuel economy standards. At the same time, the NHTSA also issued CAFE standards for passenger vehicles and light-duty trucks that would require manufacturers to meet an estimated combined average fuel economy level of 49.6 miles per gallon in model year 2025. As discussed above, however, on April 2, 2018, the EPA announced that the greenhouse gas emission standards for model years 2022 through 2025 would be repealed and replaced with new, presumably less-stringent standards, and that the EPA and NHTSA would jointly commence drafting a new rule that would set new and presumably less stringent CAFÉ standards for these model years. On May 1, 2018, California and 16 other states filed suit in the U.S. Circuit Court of Appeals for the District of Columbia to oppose the EPA and NHTSA’s decision to repeal and replace the standards. On August 2, 2018, the EPA and the NHTSA issued a joint Notice of Proposed Rulemaking. The Administration’s proposed rule would freeze the vehicle fuel economy and CAFE standards at 2020 levels for model years 2021-2026. The rule would also revoke the waiver granted to California to establish more stringent standards for vehicle emissions. In response to the Administration’s proposed rule, on August 7, 2018 the CARB posted a proposal to ensure that cars and light-duty trucks for model years 2021-2025 would continue to meet California’s more stringent standards. The EPA and California had been in discussions regarding their differences over vehicle emission standards, but these discussions broke off without resolution on February 20, 2019. Whatever the outcome of the EPA and NHTSA’s new rule making efforts or the related litigation, Toyota will continue to strive to meet applicable fuel economy standards by further developing fuel-efficient technology, alternative fuel technology and other advanced technology.

In April 2018, the NHTSA reviewed the penalties on nonconformity of CAFE standards and proposed to re-impose a fine of $5.5 for each inadequate fuel economy level of 0.1 mile per gallon and invited comments from the general public on the Federal Register.

European Standards

In February 2014, the European Parliament and Council reduced the average carbon dioxide emissions target for light commercial vehicles to 147 grams per kilometer beginning in 2020. In March 2014, the European Parliament and Council reduced the average carbon dioxide emissions target for passenger vehicles to 95 grams per kilometer beginning in 2021. 95% of each manufacturer’s new cars must comply with this new standard by 2020. Penalties apply to those manufacturers who fail to meet their targets, in amounts corresponding to the degree of shortfall. Manufacturers failing to meet their targets incur penalties of between €5 and €95 per each gram of carbon dioxide per kilometer shortfall for each non-compliant vehicle, and such penalties will rise to €95 from the first gram of exceedance onwards in 2019 and beyond.

In November 2017, the European Commission proposed new carbon dioxide standards for cars and light commercial vehicles for the period after 2020. Average emissions of the EU fleet of new cars and vans in 2025 are proposed to be 15% lower than in 2021, reduced further to 30% lower than in 2021 by 2030. In April 2019, the EU Parliament and the European Council approved more stringent 2030 limits of a 37.5% reduction for cars and 31% for vans relative to 2021. Starting from 2021, the emissions targets will be tested using the WLTP procedures.

An EU directive on motor vehicle air conditioning units required manufacturers to replace currently used refrigerants with refrigerants having a lower global warming impact for all newly registered vehicles starting in January 2017.

Chinese Standards

Fuel consumption regulations are being implemented pursuant to the Chinese National Standards (“GB”), and the manufacture and sale of vehicle models not meeting these regulations are prohibited. For light-duty passenger vehicles, GB27999-2011 was issued. In these Level 3 Fuel Consumption Regulations for passenger vehicles, the regulation framework was substantially revised, such as the introduction of new regulations requiring automobile manufacturers to meet standards of corporate average fuel consumption across models in addition to existing regulations requiring each model to meet consumption standards. Furthermore, in order to achieve the national target for average fuel efficiency for 2020, the following more stringent fuel consumption regulations have been enacted and enforced. First, GB19578-2014, which has been enacted to strengthen regulations for each model, is being applied to new models after January 2016. Second, GB27999-2014, which has been enacted as Level 4 Fuel Consumption Regulations for passenger vehicles to strengthen corporate average regulations, has been in effect since 2016. In addition, Level 5 Fuel Consumption Regulations for passenger vehicles are being examined as more stringent next-generation fuel consumption regulations. For light-duty commercial vehicles, GB20997-2015 was enacted, which further applied Level 3 Fuel Consumption Regulations to all new vehicles from January 2018 and is currently being enforced.

With respect to large commercial vehicles, pursuant to GB30510-2014, Level 2 Fuel Consumption Regulations apply to new vehicles from July 2014 and are currently being enforced. In addition, in an effort to further strengthen fuel consumption regulations, GB30510-2018 was enacted, pursuant to which Level 3 Fuel Consumption Regulations are scheduled to be applied to new vehicles from July 2019.

Vehicle Safety

Japanese Standards

In Japan, efforts have been made since 1998 to bring Japanese standards in line with the regulations of the United Nations Economic Commission for Europe (“UN”).

With respect to standards that were previously brought in line with the UN regulations, under the Japanese standards regarding seat belts, the range of vehicles and seats requiring the fitting of seatbelt reminder devices that warn the driver when seat belts are not fastened has been expanded; such requirements will become applicable in stages, starting in September 2020. Standards for approaching vehicle audible systems apply to new models beginning from March 2018 and to existing models still in production beginning in October 2020. With respect to standards that are scheduled to be newly brought in line with the UN regulations, the standards for accident emergency call devices will apply to new vehicles fitted with the devices from January 2020 and to existing models still in production from July 2021. Standards for ISOFIX attachment devices have been separated from the standards for seat belt attachment, and have applied as new standards to new vehicles since July 2018.

Furthermore, unique to Japan, guidelines for emergency driving stop systems (evacuate to road shoulder type) were established. The enhancement of visibility standards for rearward and surrounding area, as well as the standardization of measures relating to brake override systems, the strengthening of anti-spinal injury measures and anti-drunk driving measures are currently under consideration.

U.S. Standards

In December 2015, the Fixing America’s Surface Transportation (“FAST”) Act was signed into law. The FAST Act increased the maximum civil penalty that NHTSA can collect for violations of applicable safety laws from $35 million to $105 million. In connection with recalls of defective vehicles, the FAST Act expanded the free remedy that manufacturers must provide car owners from applying to cars up to ten years old to applying to cars up to 15 years old.

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

In May 2018, the European Commission made a proposal to tighten the regulations concerning safety and the protection of vehicle occupants and vulnerable road users, which would make certain vehicle safety equipment mandatory to a great extent, including: advanced emergency braking, emergency lane keeping systems, driver drowsiness and attention warning, intelligent speed assistance, reversing detection systems, tire pressure monitoring systems, and data recorders in case of an accident (“event data recorders”).

In March 2019, the European Parliament, Council and Commission reached a provisional political agreement on the proposed regulation and will start the procedures for the adoption. If this regulation takes effect, fitting of multiple equipment will become mandatory in stages from around 2022.

In addition, GEAR2030 (the High Level Group on the Competitiveness and Sustainable Growth of the Automotive Industry in the European Union) was established in January 2016 as a successor body of the CARS2020, deliberations were conducted at the European Commission and each member state, as well as among high-level related stakeholders, for strengthening the competitiveness of the automobile value chain in Europe by 2030, and the final report was issued in October 2017. The final report discussed the importance of the simplification of the existing and future regulatory framework and its implementation, specific measures addressing automated and connected vehicles, the creation of a EU type-approval framework for the certification of automated driving vehicles and the implementation of the ITS Directive and its delegated regulations by each member state. Detailed strategies are currently being deliberated based on the final report. As part of that, in February 2019 the European Commission adopted draft guidelines concerning the exemption procedure for the Whole Vehicle Type Approval (WVTA), as a short-term measure for promoting the use of automated driving vehicles. As a result, it will be possible for automated driving vehicles to be approved through “approval through the exemption procedure” even while the adoption of the EU or UN regulations on automated driving vehicles is pending.

United Nations Regulations

While automotive parts and vehicle systems are regulated by the UN regulations, there were no regulations with respect to Whole Vehicle Type Approval (WVTA) such as those in Europe. Japan proposed legislation establishing International Whole Vehicle Type Approval (IWVTA) under the United Nations in 2016, and the proposal was adopted as UN Regulation No. 0 (“R0”) in November 2017. IWVTA took effect in July 2018 (although the mutual recognition of IWVTA will not take place) and to be implemented with the mutual recognition in April 2019. Although this IWVTA (applies to passenger vehicles), which was created as a first step, is incomplete, it is significant because it creates a framework that enables the reciprocal recognition of whole vehicles type approval. Work is underway to formulate a complete IWVTA system for small passenger vehicles as the second step. If a complete IWVTA is formulated, integration of global approval administrative regulations of each country and simplification of vehicle construction regulations are expected.

The United Nations is currently discussing establishing new regulations for automated driving vehicles. As part of this effort, the existing working party was abolished and replaced by the Working Party on Automated/Autonomous and Connected Vehicles (GRVA) that is dedicated to examine automated driving. The European, U.S., Chinese and Japanese etc. governments are currently coordinating to establish sub-working groups under the GRVA (certain sub-working groups have already been established for functional safety requirements, new evaluation test method requirements, cybersecurity, software updates, data recording for automated driving vehicles and data recording in case of an accident). For the new regulation on automated driving vehicles, the draft regulation is aimed to be finalized in 2020 in light of the targeted timing for popularization of these vehicles in each country, and while the deliberation framework has been established, the deliberation on technical requirements has also commenced. As related initiatives, new areas such as compliance with regulations on vehicles in the use phase (including compliance with regulations outside the scope of the conditions prescribed by the type approval regulations) are also being examined.

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

The Soil Contamination Countermeasures Act of Japan requires that land owners conduct contamination testing and submit a report at the time they cease to use hazardous substances, such as in connection with the sale of a former factory, or if there is a possibility of health hazards due to land contamination. If it is found that land contamination exceeds a certain level, the relevant prefectural authority designates the area as considered to be contaminated, orders the land owner to submit a plan for decontamination (such plan must describe the measures to be taken in the area, the reasons therefor, and the deadline for implementing such measures, etc.), and has the land owner take such measures in accordance with such plan. Toyota is suitably managing its land in accordance with the same law. In addition, under the Act on Recycling, etc. of End-of-Life Vehicles, vehicle manufacturers are required to take back and recycle specified materials (automotive shredder residues, air bags and fluorocarbons) of end-of-life vehicles and the provisions concerning such obligations of vehicle manufacturers became effective in January 2005. Toyota has coordinated with relevant parties to establish a vehicle take-back and recycle system throughout Japan. As a result, in fiscal 2019, Toyota achieved a recycling/recovery rate of 97% for automobile shredder residue (the legal requirement being 70%) and 97% for air bags (the legal requirement being 85%) and reached the targets set forth in this law.

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

European Standards

In 2014, the EU adopted a regulation to reduce noise produced by cars, vans, buses, coaches and light and heavy trucks. Noise limit values must ultimately be lowered by four A-weighted decibels for vehicles other than trucks, and three A-weighted decibels for trucks. Compliance must be achieved in three steps over a ten to 12 year period.

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

In addressing environmental issues, based on an assessment of the environmental impact of its products through their entire life cycles, from production through sales, disposal and recycling, Toyota, as a manufacturer, strives to take all possible measures from development stage and continues to work towards technological innovations to make efficient use of resources and to reduce the burden on the environment.

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

Components and Parts, Raw Materials and Sources of Supply

Toyota purchases parts, components, raw materials, equipment and other supplies from multiple competing suppliers located around the world. Toyota works closely with its suppliers to pursue optimal procurement. Toyota believes that this policy encourages technological innovation, cost reduction and other measures to strengthen its vehicle competitiveness. Toyota plans to continue purchases based on the same principle and does not anticipate any difficulty in obtaining stable supplies in the foreseeable future. For example, in 2018, Japan was hit by major disasters such as the Northern Osaka Earthquake (June), heavy rain in western Japan (July) and the Hokkaido Eastern Iburi Earthquake (September), Toyota minimized the impact of those disasters through utmost efforts with all Toyota suppliers to realize early restoration of damaged local areas and suppliers, as well as alternative production by other suppliers.

Because Toyota had more than 50 overseas operations in 27 countries and regions as of March 31, 2019, procurement of parts and components is being carried out not only locally in the country of the production site but also from third countries. As a result, the distribution network has become increasingly complex. In order to realize timely and efficient distribution while minimizing costs, Toyota is promoting efforts to optimize each stage of the supply-chain. To this end, Toyota has developed a standardized system of global distribution and is supporting the operation of the system at each production base. The use of the global distribution system aims at implementing parts procurement that meets changes in vehicle production in a timely manner. These varying efforts, combined together, have led to maximized customer satisfaction, as well as to building a good working relationship with Toyota’s suppliers.

Toyota aims to share information and collaborate among the procurement divisions in each of the regions throughout the world in order to procure parts and materials from the most competitive suppliers among Toyota factories located in various areas worldwide. At the same time, Toyota carries out streamlining efforts together with suppliers in each country in order to achieve sustainable growth. Toyota has been working on cost reduction measure, referred to as RR-CI and VA activities. Through RR-CI activities, which are conducted in conjunction with TNGA, Toyota aims to ensure cost competitiveness through such means as thorough localization, sharing parts and components and manufacturing reforms, together with producing products matching customers’ needs in each region and vehicle category, and reinforcing activities from a medium- to long-term perspective as the third phase of RR-CI. Toyota has been continuously working on VA (value analysis) activities for the various types of vehicles already on sale in collaboration with in-house vehicle companies. In pursuit of cost reduction, Toyota focuses on “developing a real cost-competitive structure” by working together with suppliers.

In the raw material market during 2018, the impact of OPEC’s coordinated production cut and the situation in Middle East resulted in higher prices for crude oil and naptha-related products, and the increase in actual demands for raw materials for automobiles also pushed up the prices of precious metals (palladium and rhodium). Furthermore, market prices of aluminum were volatile due to U.S. trade policy. The direction of prices is still unforeseeable and Toyota is continually promoting cost reduction efforts, such as reducing the amount of raw materials it uses.

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

Capital Expenditures and Divestitures

Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2016 and March 31, 2019, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in technology and products by Toyota Motor Corporation	1,042.5	Japan	Internal funds, financing from issuance of bonds, etc.

Investment primarily in technology and products by Toyota Motor Kyushu, Inc.	110.1	Japan	Internal funds
Investment primarily in technology and products by Hino Motors, Ltd.	99.9	Japan	Internal funds
Investment primarily in technology and products by Toyota Auto Body Co., Ltd.	81.1	Japan	Internal funds
Investment primarily in technology and products by Daihatsu Motor Co., Ltd.	68.1	Japan	Internal funds
Investment primarily in technology and products by Primearth EV Energy Co., Ltd.	54.4	Japan	Borrowings

Outside of Japan
Investment primarily to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	266.2	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing Canada Inc.	147.1	Canada	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing, Indiana, Inc.	108.3	United States	Internal funds
Investment primarily to promote localization by Toyota do Brazil Ltda.	97.8	Brazil	Internal funds
Investment primarily to establish office facilities by Toyota Motor North America, Inc.	97.5	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Thailand Co., Ltd.	93.4	Thailand	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing Mississippi, Inc.	70.2	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Europe NV/SA	64.5	Belgium	Internal funds
Investment primarily in leased automobiles by Toyota Motor Credit Corporation	6,085.0	United States	Internal funds, financing from issuance of bonds, etc.

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2019 and March 2020, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in manufacturing facilities by Toyota Motor Corporation	300.0	Japan	Internal funds

Investment primarily in manufacturing facilities by Primearth EV Energy Co., Ltd.	48.9	Japan	Borrowings

Outside of Japan

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing Canada Inc.	82.3	Canada	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Indiana, Inc.	53.7	United States	Internal funds

Investment primarily in manufacturing facilities by Toyota Motor Europe NV/SA	47.7	Belgium	Internal funds

Investment primarily in manufacturing facilities by Toyota do Brazil Ltda.	45.3	Brazil	Internal funds

Set forth below is additional information with respect to Toyota’s material plans to construct, expand or improve its facilities.

In Mexico, Toyota increased production capacity at its Baja California factory from 100 thousand units to 160 thousand units in 2018 and is constructing a new plant to be opened by the end of 2019. In the U.S., Toyota plans to construct a new joint-manufacturing plant with Mazda in 2021. Toyota also plans to start new production lines of hybrid transaxles with annual capacity of 200,000 units in its West Virginia plant during 2020 and 2021. In Alabama, Toyota will increase annual engine production capacity by 230,000 units by the end of 2021. In China, Toyota launched a third plant in Guangzhou in 2018. Tianjin FAW Toyota Motor Co., Ltd. also constructed a new production line to replace an aging existing line in June 2018. At the beginning of 2019, Toyota launched a new plant in Malaysia dedicated to passenger vehicles with annual production capacity of 50,000 cars.

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

Legal Proceedings

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. Personal injury and wrongful death claims involving allegations of unintended acceleration are still pending in several consolidated proceedings in federal and state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP process to plaintiffs in other consolidated actions and in individual cases, as well.

Toyota has been named as a defendant in 33 economic loss class action lawsuits in the United States, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. Toyota has reached a settlement with the plaintiffs in the United States economic loss class actions. The court approved the settlement on October 31, 2017, and the subsequent appeals have been withdrawn, making the settlement final. The economic loss class action lawsuits against Toyota have been dismissed. Toyota and other automakers have also been named in certain class actions filed in Mexico, Canada, Australia, Israel and Brazil, as well as some other actions by states or territories of the United States. Those actions have not been settled and are being litigated.

Toyota self-reported a process gap in fulfilling certain emissions defect information reporting requirements of the U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board, including updates on its repair completion rates for recalled emissions components and certain other reports concerning emissions related defects. Toyota is involved in discussions with the EPA and the Civil Division of the Southern District of New York (“SDNY”) on this reporting issue. These agencies have requested certain follow-up information regarding this reporting issue, and Toyota is cooperating with the request.

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

4.C ORGANIZATIONAL STRUCTURE

As of March 31, 2019, Toyota Motor Corporation had 288 Japanese subsidiaries and 320 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership interest and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
Toyota Financial Services Corporation	Japan	100.00	100.00
Hino Motors, Ltd.	Japan	50.21	50.29
Toyota Motor Kyushu, Inc.	Japan	100.00	100.00
Daihatsu Motor Co., Ltd.	Japan	100.00	100.00
Toyota Finance Corporation	Japan	100.00	100.00
Misawa Homes Co., Ltd.	Japan	51.00	51.21
Toyota Auto Body Co., Ltd.	Japan	100.00	100.00
Toyota Motor East Japan, Inc.	Japan	100.00	100.00
Daihatsu Motor Kyushu Co., Ltd.	Japan	100.00	100.00
Toyota Motor Engineering & Manufacturing North America, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00	100.00
Toyota Motor North America, Inc.	United States	100.00	100.00
Toyota Motor Credit Corporation	United States	100.00	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Texas, Inc.	United States	100.00	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00	100.00
Toyota Motor Manufacturing de Baja California, S. de R.L. de C.V.	Mexico	100.00	100.00
Toyota Motor Manufacturing Canada Inc.	Canada	100.00	100.00
Toyota Credit Canada Inc.	Canada	100.00	100.00
Toyota Canada Inc.	Canada	51.00	51.00
Toyota Motor Europe NV/SA	Belgium	100.00	100.00
Toyota Motor Manufacturing France S.A.S.	France	100.00	100.00
Toyota Kreditbank GmbH	Germany	100.00	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00	100.00
Toyota Motor Manufacturing (UK) Ltd.	United Kingdom	100.00	100.00
Toyota Financial Services (UK) PLC	United Kingdom	100.00	100.00
Toyota Motor Manufacturing Turkey Inc.	Turkey	90.00	90.00
OOO “TOYOTA MOTOR”	Russia	100.00	100.00
Toyota Motor (China) Investment Co., Ltd.	China	100.00	100.00
Toyota Motor Finance (China) Co., Ltd.	China	100.00	100.00
Toyota Kirloskar Motor Pvt. Ltd.	India	89.00	89.00
P.T. Astra Daihatsu Motor	Indonesia	61.75	61.75
P.T. Toyota Motor Manufacturing Indonesia	Indonesia	95.00	95.00
Toyota Motor Asia Pacific Pte Ltd.	Singapore	100.00	100.00
Toyota Leasing (Thailand) Co., Ltd.	Thailand	86.84	86.84
Toyota Motor Thailand Co., Ltd.	Thailand	86.43	86.43
Toyota Daihatsu Engineering & Manufacturing Co., Ltd.	Thailand	100.00	100.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00	100.00
Toyota Finance Australia Ltd.	Australia	100.00	100.00
Toyota Argentina S.A.	Argentina	100.00	100.00
Toyota do Brasil Ltda.	Brazil	100.00	100.00
Toyota South Africa Motors (Pty) Ltd.	South Africa	100.00	100.00

4.D PROPERTY, PLANTS AND EQUIPMENT

As of March 31, 2019, Toyota and its affiliated companies produced automobiles and related components through more than 50 overseas manufacturing organizations in 27 countries and regions besides Japan. The facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Thailand, China, Taiwan, India, Indonesia, South Africa, Argentina and Brazil.

In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities and research and development facilities.

The following table sets forth information, as of March 31, 2019, with respect to Toyota’s principal facilities and organizations, all of which are owned by Toyota Motor Corporation or its subsidiaries. However, small portions, all under approximately 20%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Land Area (thousand square meters)	Number of Employees	Principal Products or Functions
Japan (Toyota Motor Corporation)
Tahara Plant	Tahara City, Aichi Pref.	4,029	6,608	Automobiles
Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	3,568	23,868	Research and Development
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref.	2,037	2,968	Research and Development
Motomachi Plant	Toyota City, Aichi Pref.	1,593	7,793	Automobiles
Takaoka Plant	Toyota City, Aichi Pref.	1,312	4,369	Automobiles
Tsutsumi Plant	Toyota City, Aichi Pref.	937	5,364	Automobiles
Kamigo Plant	Toyota City, Aichi Pref.	868	3,118	Automobile parts
Kinu-ura Plant	Hekinan City, Aichi Pref.	836	3,100	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	551	2,049	Automobile parts
Nagoya Office	Nagoya City, Aichi Pref.	3	2,337	Office

Japan (Subsidiaries)
Hino Motors, Ltd.	Hino City, Tokyo, etc.	6,263	12,935	Automobiles
Daihatsu Motor Co., Ltd. .	Ikeda City, Osaka, etc.	7,747	11,428	Automobiles
Toyota Motor Kyushu, Inc.	Miyawaka City, Fukuoka Pref., etc.	1,949	8,064	Automobiles
Toyota Auto Body Co., Ltd.	Kariya City, Aichi Pref., etc.	2,262	11,286	Automobiles
Toyota Motor East Japan, Inc.	Kurokawa-gun, Miyagi Pref., etc.	2,572	7,130	Automobiles

Outside Japan (Subsidiaries)
Toyota Motor Manufacturing, Kentucky, Inc.	Kentucky, U.S.A.	5,161	7,902	Automobiles
Toyota Motor Thailand Co., Ltd.	Samutprakan, Thailand	4,414	10,073	Automobiles
Toyota Motor Sales, U.S.A., Inc.	Texas, U.S.A.	3,279	5,203	Sales facilities
Toyota Motor Manufacturing Canada, Inc.	Ontario, Canada	4,752	7,615	Automobiles
Toyota Motor North America, Inc	Texas, U.S.A.	724	1,812	Office

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

As of March 31, 2019, property, plant and equipment having a net book value of approximately ¥641.5 billion was pledged as collateral securing indebtedness incurred by Toyota Motor Corporation’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.

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

Overview

The business segments of Toyota include automotive operations, financial services operations and all other operations. Automotive operations are Toyota’s most significant business segment, accounting for 88% of Toyota’s total revenues before the elimination of intersegment revenues for fiscal 2019. Toyota’s primary markets based on vehicle unit sales for fiscal 2019 were: Japan (24.8%), North America (30.6%), Europe (11.1%) and Asia (18.7%).

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

During fiscal 2019, automotive markets have remained stable in developed countries, but have slowed down in China, which had been experiencing continued expansion, as well as in some resource-rich countries.

The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market based on location of customers for the past three fiscal years.

	Thousands of units
	Year Ended March 31,
	2017	2018	2019
Japan	2,274	2,255	2,226
North America	2,837	2,806	2,745
Europe	925	968	994
Asia	1,588	1,543	1,684
Other*	1,347	1,392	1,327

Overseas total	6,697	6,709	6,751

Total	8,971	8,964	8,977

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

In each of fiscal 2018 and fiscal 2019, although Toyota’s consolidated vehicle unit sales in Japan decreased compared to the previous fiscal year, for fiscal 2018 and fiscal 2019, the Toyota and Lexus brands’ market share excluding mini-vehicles in Japan was 46.9% and 45.9%, and the market share (including Daihatsu and Hino brands) including mini-vehicles was 44.4% and 43.6%, each remaining at a high level as a result of the efforts of dealers nationwide, consistent with the previous fiscal year. Overseas consolidated vehicle unit sales increased as a whole during fiscal 2018, due mainly to increases in Europe and Other, and vehicle unit sales increased as a whole during fiscal 2019, due mainly to increases in Asia and Europe.

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

Toyota’s total finance receivables increased during fiscal 2019 mainly due to an increase in retail receivables. Also, vehicles and equipment on operating leases, net increased during fiscal 2019 mainly due to the favorable impact of changes in exchange rates.

For a detail of finance receivables and vehicles and equipment on operating leases, see note 6 and 9 to the consolidated financial statements.

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

Toyota enters into interest rate swap agreements and cross currency interest rate swap agreements to convert its fixed-rate debt to variable-rate functional currency debt. A portion of the derivative instruments are entered into to hedge interest rate risk from an economic perspective and are not designated as a hedge of specific assets or liabilities on Toyota’s consolidated balance sheet and accordingly, unrealized gains or losses related to derivatives that are not designated as a hedge are recognized currently in operations. See discussion in “Critical Accounting Estimates — Derivatives and Other Contracts at Fair Value” and “Quantitative and Qualitative Disclosures about Market Risk” and notes 21 and 28 to the consolidated financial statements.

The fluctuations in funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs increased during fiscal 2018 and fiscal 2019, mainly as a result of higher interest rates.

Toyota launched its credit card business in Japan in April 2001. As of March 31, 2018, Toyota had 15.3 million cardholders, an increase of 0.4 million cardholders compared with March 31, 2017. As of March 31, 2019, Toyota had 15.8 million cardholders, an increase of 0.5 million cardholders compared with March 31, 2018. Credit card receivables as of March 31, 2018 increased by ¥23.1 billion from March 31, 2017 to ¥432.7 billion, and that as of March 31, 2019 increased by ¥42.9 billion from March 31, 2018 to ¥475.6 billion.

Other Business Operations

Toyota’s other business operations consist of housing (including the manufacture and sale of prefabricated homes), information technology related businesses (including information technology and telecommunications and GAZOO) and other businesses.

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

Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles. In calendar 2017 and 2018, Toyota produced 75.9% and 72.8%, respectively, of its non-domestic sales outside Japan. In North America, 71.1% and 68.9% of vehicles sold in calendar 2017 and 2018, respectively, were produced locally. In Europe, 81.5% and 78.3% of vehicles sold in calendar 2017 and 2018, respectively, were produced locally. Localizing production enables Toyota to locally purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.

Toyota also enters into foreign currency transactions and other hedging instruments to address a portion of its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations, which in some years can be significant. See notes 21 and 28 to the consolidated financial statements for additional information.

Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income attributable to Toyota Motor Corporation. A strengthening of the Japanese yen against other currencies has the opposite effect. In fiscal 2018 and 2019, the Japanese yen was on average weaker against the U.S. dollar in comparison to fiscal 2017 and 2018, respectively. The Japanese yen was at the end of fiscal 2018 stronger against the U.S. dollar in comparison to the end of fiscal 2017, but was at the end of fiscal 2019 weaker against the U.S. dollar in comparison to the end of fiscal 2018. In fiscal 2018, the Japanese yen was on average weaker against the euro in comparison to the previous fiscal year, but in fiscal 2019, was on average stronger against the euro in comparison to the previous fiscal year. The Japanese yen was at the end of fiscal 2018 weaker against the euro in comparison to the end of fiscal 2017, but was at the end of fiscal 2019 stronger against the euro in comparison to the end of fiscal 2018. See further discussion in “Quantitative and Qualitative Disclosures about Market Risk — Market Risk Disclosures — Foreign Currency Exchange Rate Risk”.

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

	Yen in millions
	Year ended March 31,
	2017	2018	2019
Japan	8,798,903	9,273,672	9,520,148
North America	10,033,419	10,347,266	10,585,934
Europe	2,517,601	2,940,243	3,055,654
Asia	4,279,617	4,497,374	4,832,392
Other*	1,967,653	2,320,955	2,231,553

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Results of Operations — Fiscal 2019 Compared with Fiscal 2018

	Yen in millions
	Year ended March 31,		2019 v. 2018 Change
	2018	2019	Amount	Percentage
Net revenues:
Japan	16,024,844	16,625,361	600,517	3.7%
North America	10,574,410	10,817,247	242,837	2.3
Europe	3,185,224	3,238,851	53,627	1.7
Asia	5,148,139	5,513,031	364,892	7.1
Other*	2,453,299	2,333,443	(119,856)	(4.9)
Intersegment elimination/unallocated amount	(8,006,406)	(8,302,252)	(295,846)	—

Total	29,379,510	30,225,681	846,171	2.9
Operating income (loss):
Japan	1,659,918	1,691,675	31,757	1.9
North America	138,899	114,515	(24,384)	(17.6)
Europe	75,026	124,868	49,842	66.4
Asia	433,199	457,489	24,290	5.6
Other*	112,663	91,110	(21,553)	(19.1)
Intersegment elimination/unallocated amount	(19,843)	(12,112)	7,731	—

Total	2,399,862	2,467,545	67,683	2.8
Operating margin	8.2%	8.2%	(0.0)%
Income before income taxes and equity in earnings of affiliated companies	2,620,429	2,285,465	(334,964)	(12.8)
Net margin from income before income taxes and equity in earnings of affiliated companies	8.9%	7.6%	(1.3)%
Equity in earnings of affiliated companies	470,083	360,066	(110,017)	(23.4)
Net income attributable to Toyota Motor Corporation	2,493,983	1,882,873	(611,110)	(24.5)
Net margin attributable to Toyota Motor Corporation	8.5%	6.2%	(2.3)%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Net Revenues

Toyota had net revenues for fiscal 2019 of ¥30,225.6 billion, an increase of ¥846.1 billion, or 2.9%, compared with the prior fiscal year. The increase resulted mainly from the ¥860.0 billion impact of changes in vehicle unit sales and sales mix, partially offset by the ¥510.0 billion unfavorable impact of changes in exchange rates.

The table below shows Toyota’s net revenues from external customers by product category and by business.

	Yen in millions
	Year ended March 31,		2019 v. 2018 Change
	2018	2019	Amount	Percentage
Vehicles	22,631,201	23,066,190	434,989	1.9%
Parts and components for overseas production	498,802	625,483	126,681	25.4
Parts and components for after service	2,044,104	2,093,437	49,333	2.4
Other	1,173,122	1,249,382	76,260	6.5

Total Automotive	26,347,229	27,034,492	687,263	2.6
All Other	1,073,047	1,070,846	(2,201)	(0.2)

Total sales of products	27,420,276	28,105,338	685,062	2.5
Financial Services	1,959,234	2,120,343	161,109	8.2

Total	29,379,510	30,225,681	846,171	2.9%

Toyota’s net revenues include net revenues from sales of products, consisting of net revenues from automotive operations and all other operations, which increased by 2.5% during fiscal 2019 compared with the prior fiscal year to ¥28,105.3 billion, and net revenues from financial services operations which increased by 8.2% during fiscal 2019 compared with the prior fiscal year to ¥2,120.3 billion. The increase in net revenues from sales of products is mainly due to the impact of changes in vehicle unit sales and sales mix.

The following table shows the number of financing contracts by geographic region at the end of fiscal 2019 and 2018, respectively.

	Number of financing contracts in thousands
	Year ended March 31,		2019 v. 2018 Change
	2018	2019	Amount	Percentage
Japan	2,103	2,249	146	6.9%
North America	5,465	5,404	(61)	(1.1)
Europe	1,112	1,220	108	9.7
Asia	1,672	1,803	131	7.8
Other*	846	890	44	5.2

Total	11,198	11,566	368	3.3%

*	“Other” consists of Central and South America, Oceania and Africa.

Geographically, net revenues (before the elimination of intersegment revenues) for fiscal 2019 increased by 3.7% in Japan, 2.3% in North America, 1.7% in Europe, and 7.1% in Asia, while they decreased by 4.9% in Other compared with the prior fiscal year. Excluding the impact of changes in exchange rates of ¥510.0 billion, net revenues in fiscal 2019 would have increased by 3.0% in Japan, 2.5% in North America, 4.5% in Europe, 8.0% in Asia, and 12.1% in Other compared with the prior fiscal year.

The following is a discussion of net revenues in each geographic market (before the elimination of intersegment revenues).

Japan

	Thousands of units
	Year ended March 31,		2019 v. 2018 Change
	2018	2019	Amount	Percentage
Toyota’s consolidated vehicle unit sales*	4,137	4,173	36	0.9%
* including number of exported vehicle unit sales

	Yen in millions
	Year ended March 31,		2019 v. 2018 Change
	2018	2019	Amount	Percentage
Net revenues:
Sales of products	15,893,465	16,485,093	591,628	3.7%
Financial services	131,379	140,268	8,889	6.8

Total	16,024,844	16,625,361	600,517	3.7%

Toyota’s domestic and exported vehicle unit sales increased by 36 thousand vehicles compared with the prior fiscal year and net revenues in Japan increased. For fiscal 2018 and 2019, exported vehicle unit sales were 1,882 thousand units and 1,947 thousand units, respectively.

North America

	Thousands of units
	Year ended March 31,		2019 v. 2018 Change
	2018	2019	Amount	Percentage
Toyota’s consolidated vehicle unit sales	2,806	2,745	(61)	(2.2)%

	Yen in millions
	Year ended March 31,		2019 v. 2018 Change
	2018	2019	Amount	Percentage
Net revenues:
Sales of products	9,173,277	9,295,132	121,855	1.3%
Financial services	1,401,133	1,522,115	120,982	8.6

Total	10,574,410	10,817,247	242,837	2.3%

Net revenues in North America increased due primarily to the impact of changes in vehicle sales mix despite vehicle unit sales decreasing by 61 thousand vehicles compared with the prior fiscal year.

Europe

	Thousands of units
	Year ended March 31,		2019 v. 2018 Change
	2018	2019	Amount	Percentage
Toyota’s consolidated vehicle unit sales	968	994	26	2.7%

	Yen in millions
	Year ended March 31,		2019 v. 2018 Change
	2018	2019	Amount	Percentage
Net revenues:
Sales of products	3,074,396	3,107,687	33,291	1.1%
Financial services	110,828	131,164	20,336	18.3

Total	3,185,224	3,238,851	53,627	1.7%

Despite the unfavorable impact of changes in exchange rates, net revenues in Europe increased due primarily to the 26 thousand vehicles increase in vehicle unit sales compared with the prior fiscal year. The vehicle unit sales increased due mainly to strong sales of C-HR and other hybrid vehicles.

Asia

	Thousands of units
	Year ended March 31,		2019 v. 2018 Change
	2018	2019	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,543	1,684	141	9.2%

	Yen in millions
	Year ended March 31,		2019 v. 2018 Change
	2018	2019	Amount	Percentage
Net revenues:
Sales of products	4,996,339	5,348,385	352,046	7.0%
Financial services	151,800	164,646	12,846	8.5

Total	5,148,139	5,513,031	364,892	7.1%

Despite the unfavorable impact of changes in exchange rates, net revenues in Asia increased due primarily to the 141 thousand vehicles increase in vehicle unit sales compared with the prior fiscal year. The vehicle unit sales increased due mainly to strong sales in Thailand and China.

Other

	Thousands of units
	Year ended March 31,		2019 v. 2018 Change
	2018	2019	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,392	1,327	(65)	(4.6)%

	Yen in millions
	Year ended March 31,		2019 v. 2018 Change
	2018	2019	Amount	Percentage
Net revenues:
Sales of products	2,270,150	2,148,134	(122,016)	(5.4)%
Financial services	183,149	185,309	2,160	1.2

Total	2,453,299	2,333,443	(119,856)	(4.9)%

Net revenues in Other decreased due primarily to the 65 thousand vehicles decrease in vehicle unit sales compared with the prior fiscal year. The decrease in vehicle unit sales was due mainly to decreased sales in the Middle East.

Operating Costs and Expenses

	Yen in millions
	Year ended March 31,		2019 v. 2018 Change
	2018	2019	Amount	Percentage
Operating costs and expenses
Cost of products sold	22,600,474	23,389,495	789,021	3.5%
Cost of financing operations	1,288,679	1,392,290	103,611	8.0
Selling, general and administrative	3,090,495	2,976,351	(114,144)	(3.7)

Total	26,979,648	27,758,136	778,488	2.9%

Yen in millions
2019 v. 2018 Change
Changes in operating costs and expenses:
Effect of changes in vehicle unit sales and sales mix	750,000
Effect of changes in exchange rates	(460,000)
Effect of increase of cost of financing operations	118,500
Effect of cost reduction efforts	(80,000)
Increase or decrease in expenses and expense reduction efforts	165,000
Other	284,988

Total	778,488

Operating costs and expenses increased by ¥778.4 billion, or 2.9%, to ¥27,758.1 billion during fiscal 2019 compared with the prior fiscal year. This increase resulted from the ¥750.0 billion impact of changes in vehicle unit sales and sales mix, the ¥165.0 billion increase in expenses, the ¥118.5billion increase in cost of financing operations (excluding the effect of changes in exchange rates), and the ¥284.9 billion increase in other, partially offset by the ¥460.0 billion favorable impact of changes in exchange rates, and the ¥80.0 billion impact of cost reduction efforts.

The increase in expenses was due mainly to the ¥45.0 billion increase in labor costs, the ¥20.0 billion increase in depreciation expenses and the ¥190.0 billion increase in other various costs, partially offset by the ¥75.0 billion decrease in product quality related expenses.

The decrease in product quality related expenses was due mainly to a decrease in provisions for recalls and other safety measures resulting from a decrease in actual payments during fiscal 2019. See note 13 to the consolidated financial statements for further discussion.

Cost Reduction Efforts

During fiscal 2019, continued cost reduction efforts together with suppliers contributed to a reduction of operating costs and expenses by ¥80.0 billion. This was due to ¥25.0 billion in cost reduction efforts concerning design related costs due mainly to ongoing value engineering activities, and ¥55.0 billion in cost reduction efforts at plants and logistics departments.

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

Cost of Products Sold

Cost of products sold increased by ¥789.0 billion, or 3.5%, to ¥23,389.4 billion during fiscal 2019 compared with the prior fiscal year. The increase resulted mainly from the impact of changes in vehicle unit sales and sales mix, as well as the increase in labor costs and depreciation expenses, partially offset by the favorable impact of changes in exchange rates, the impact of cost reduction efforts and the decrease in product quality related expenses.

Cost of Financing Operations

Cost of financing operations increased by ¥103.6 billion, or 8.0%, to ¥1,392.2 billion during fiscal 2019 compared with the prior fiscal year. The increase was mainly due to the increased funding costs as a result of higher interest rates.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by ¥114.1 billion, or 3.7%, to ¥2,976.3 billion during fiscal 2019 compared with the prior fiscal year. This decrease mainly reflected the favorable impact of changes in exchange rates.

Operating Income

Yen in millions
2019 v. 2018 Change
Changes in operating income and loss:
Effect of marketing efforts	275,000
Effect of cost reduction efforts	80,000
Effect of changes in exchange rates	(50,000)
Increase or decrease in expenses and expense reduction efforts	(165,000)
Other	(72,317)

Total	67,683

Toyota’s operating income increased by ¥67.6 billion, or 2.8%, to ¥2,467.5 billion during fiscal 2019 compared with the prior fiscal year. This increase was due to the ¥275.0 billion impact of marketing efforts, and the ¥80.0 billion impact of cost reduction efforts, partially offset by the ¥165.0 billion increase in expenses, and the ¥50.0 billion unfavorable impact of changes in exchange rates.

Marketing efforts and marketing activities include changes in vehicle unit sales and sales mix, sales expenses and other. “Other” includes valuation gains and losses from interest rate swaps etc.

The unfavorable impact of changes in exchange rates was due mainly to the ¥95.0 billion impact of overseas transactions such as imports and exports denominated in foreign currencies, the ¥60.0 billion translational impact concerning provisions at the end of the fiscal year, and the ¥25.0 billion translational impact concerning operating income of overseas subsidiaries. This was partially offset by the ¥136.2 billion impact of the change of exchange rate used to translate foreign currency-denominated transactions as well as foreign currency-denominated monetary receivables and payables to the Telegraphic Transfer Middle Rate from fiscal 2019.

During fiscal 2019, operating income (before elimination of intersegment profits) compared with the prior fiscal year increased by ¥49.8 billion, or 66.4%, in Europe, ¥31.7 billion, or 1.9%, in Japan, and ¥24.2 billion, or 5.6%, in Asia, and decreased by ¥24.3 billion, or 17.6%, in North America, and ¥21.5 billion, or 19.1%, in Other.

The following is a description of operating income in each geographic market.

Japan

Yen in millions
2019 v. 2018 Change
Changes in operating income and loss:
Effect of marketing efforts	70,000
Effect of cost reduction efforts	90,000
Effect of changes in exchange rates	5,000
Increase or decrease in expenses and expense reduction efforts	(120,000)
Other	(13,243)

Total	31,757

North America

Yen in millions
2019 v. 2018 Change
Changes in operating income and loss:
Effect of marketing efforts	115,000
Effect of cost reduction efforts	5,000
Effect of changes in exchange rates	(20,000)
Increase or decrease in expenses and expense reduction efforts	(85,000)
Other	(39,384)

Total	(24,384)

Europe

Yen in millions
2019 v. 2018 Change
Changes in operating income and loss:
Effect of marketing efforts	20,000
Effect of cost reduction efforts	5,000
Effect of changes in exchange rates	(15,000)
Increase or decrease in expenses and expense reduction efforts	35,000
Other	4,842

Total	49,842

Asia

Yen in millions
2019 v. 2018 Change
Changes in operating income and loss:
Effect of marketing efforts	80,000
Effect of cost reduction efforts	(20,000)
Increase or decrease in expenses and expense reduction efforts	(40,000)
Other	4,290

Total	24,290

Other

Yen in millions
2019 v. 2018 Change
Changes in operating income and loss:
Effect of marketing activities	(10,000)
Effect of changes in exchange rates	(20,000)
Increase or decrease in expenses and expense reduction efforts	35,000
Other	(26,553)

Total	(21,553)

Other Income and Expenses

Interest and dividend income increased by ¥45.9 billion, or 25.6%, to ¥225.4 billion during fiscal 2019 compared with the prior fiscal year.

Interest expense increased by ¥0.4 billion, or 1.8%, to ¥28.0 billion during fiscal 2019 compared with the prior fiscal year.

Foreign exchange gain, net decreased by ¥10.2 billion, or 45.3%, to ¥12.4 billion during fiscal 2019 compared with the prior fiscal year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated assets and liabilities recognized through transactions in foreign currencies translated at prevailing exchange rates and the value at the date the transaction settled during the fiscal year, including those settled using forward foreign currency exchange contracts, or the value translated by appropriate year-end exchange rates. The ¥10.2 billion decrease in the foreign exchange gains, net was due mainly to the change of exchange rate used to translate foreign currency-denominated transactions as well as foreign currency-denominated monetary receivables and payables to the Telegraphic Transfer Middle Rate from fiscal 2019. This decrease was partially offset by gains recorded in fiscal 2019 resulting from the Japanese yen being weaker against foreign currencies at the dates of settlement of the foreign currency trade accounts receivable than at the dates of the transactions.

Toyota adopted new guidance for financial instruments from fiscal 2019. Equity securities are measured at fair value and any changes in fair value are recognized in net income. According to this adoption, a ¥341.0 billion loss was recorded as unrealized gains (losses) on equity securities.

Other income (loss), net decreased by ¥96.7 billion, to ¥50.8 billion in losses during fiscal 2019 compared with the prior fiscal year.

Income Taxes

The provision for income taxes increased by ¥155.5 billion, or 30.8%, to ¥659.9 billion during fiscal 2019 compared with the prior fiscal year. This increase was due mainly to revaluation of deferred tax assets and liabilities resulting from the Tax Cuts and Jobs Act of 2017 of the United States. The effective tax rate for fiscal 2019 was 28.9%.

Net Income Attributable to Noncontrolling Interests and Equity in Earnings of Affiliated Companies

Net income attributable to noncontrolling interests increased by ¥10.5 billion, or 11.5%, to ¥102.7 billion during fiscal 2019 compared with the prior fiscal year. This increase was due mainly to an increase during fiscal 2019 in net income attributable to the shareholders of consolidated subsidiaries.

Equity in earnings of affiliated companies during fiscal 2019 decreased by ¥110.0 billion, or 23.4%, to ¥360.0 billion compared with the prior fiscal year. This decrease was due mainly to the losses of unrealized gains (losses) on equity securities due to the adoption of the new guidance for financial instruments and a decrease during fiscal 2019 in net income attributable to the shareholders of affiliated companies accounted for by the equity method.

Net Income Attributable to Toyota Motor Corporation

Net income attributable to the shareholders of Toyota Motor Corporation decreased by ¥611.1 billion, or 24.5%, to ¥1,882.8 billion during fiscal 2019 compared with the prior fiscal year.

Net income attributable to common shareholders during fiscal 2019 is ¥1,868.0 billion, which is derived by deducting dividends and accretion to Model AA Class Shares of ¥14.7 billion from net income attributable to Toyota Motor Corporation.

Other Comprehensive Income and Loss

Other comprehensive income and loss decreased by ¥1,147.1 billion to losses of ¥1,352.3 billion for fiscal 2019 compared with the prior fiscal year. This decrease resulted from recognition of a cumulative-effect adjustment to retained earnings of ¥1,309.7 billion as of April 1, 2018 for unrealized gains (losses) on equity securities due mainly to the adoption of the new guidance for financial instruments, and from pension liability adjustment losses in fiscal 2019 of ¥51.0 billion compared with gains of ¥21.7 billion in the prior fiscal year due mainly to changes in fair value of plan assets.

Segment Information

The following is a discussion of the results of operations for each of Toyota’s operating segments. The amounts presented are prior to intersegment elimination.

	Yen in millions
	Year ended March 31,		2019 v. 2018 Change
	2018	2019	Amount	Percentage
Automotive:
Net revenues	26,397,940	27,079,077	681,137	2.6%
Operating income	2,011,135	2,038,884	27,749	1.4
Financial Services:
Net revenues	2,017,008	2,153,547	136,539	6.8
Operating income	285,546	322,821	37,275	13.1
All Other:
Net revenues	1,646,118	1,676,377	30,259	1.8
Operating income	100,812	105,538	4,726	4.7
Intersegment elimination/unallocated amount:
Net revenues	(681,556)	(683,320)	(1,764)	—
Operating income	2,369	302	(2,067)	—

Automotive Operations Segment

The automotive operations segment is Toyota’s largest operating segment by net revenues. Net revenues for the automotive segment increased during fiscal 2019 by ¥681.1 billion, or 2.6%, to ¥27,079.0 billion compared with the prior fiscal year. The increase mainly reflects the ¥860.0 billion favorable impact of changes in vehicle unit sales and sales mix, partially offset by the ¥480.0 billion unfavorable impact of changes in exchange rates.

Operating income from the automotive operations increased by ¥27.7 billion, or 1.4%, to ¥2,038.8 billion during fiscal 2019 compared with the prior fiscal year. This increase in operating income was due mainly to the ¥205.0 billion impact of marketing efforts, and ¥80.0 billion impact of cost reduction efforts, partially offset by the ¥165.0 billion increase in expenses, and the ¥50.0 billion unfavorable impact of changes in exchange rates.

The impact of marketing efforts was due mainly to improvement of the vehicle sales mix in North America, Europe and Asia. The increase in expenses was due mainly to the ¥45.0 billion increase in labor costs, the ¥20.0 billion increase in depreciation expenses and the ¥190.0 billion increase in other various costs, partially offset by the ¥75.0 billion decrease in product quality related expenses.

Financial Services Operations Segment

Net revenues for the financial services operations increased during fiscal 2019 by ¥136.5 billion, or 6.8%, to ¥2,153.5 billion compared with the prior fiscal year. This increase was primarily due to the ¥58.4 billion increase in rental income from vehicles and equipment on operating leases in sales finance subsidiaries in North America.

Operating income from financial services operations increased by ¥37.2 billion, or 13.1%, to ¥322.8 billion during fiscal 2019 compared with the prior fiscal year. This increase was due primarily to the decrease in expenses related to residual value losses and the increase in financing volume, in sales finance subsidiaries.

All Other Operations Segment

Net revenues for Toyota’s other operations segments increased by ¥30.2 billion, or 1.8%, to ¥1,676.3 billion during fiscal 2019 compared with the prior fiscal year.

Operating income from Toyota’s other operations segments increased by ¥4.7 billion, or 4.7%, to ¥105.5 billion during fiscal 2019 compared with the prior fiscal year.

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

Yen in millions
Effect on the allowance for credit losses as of March 31, 2019
10 percent change in frequency of occurrence or expected severity of loss	4,551

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

Yen in millions
Effect on the residual value losses over the remaining terms of the operating leases on and after April 1, 2019
1 percent increase in vehicle return rate	3,441
1 percent increase in end-of-term market values	13,652

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

The two most critical assumptions impacting the calculation of pension costs and obligations are the discount rates and the expected rates of returns on plan assets. Toyota determines the discount rates mainly based on the rates of high quality fixed income bonds or fixed income governmental bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. Toyota determines the expected rates of return for pension assets after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions. A weighted-average discount rate of 0.7% domestically and 3.9% overseas and a weighted-average expected rate of return on plan assets of 2.4%

domestically and 5.6% overseas were used in calculating Toyota’s consolidated pension costs for fiscal 2019. Also, a weighted-average discount rate of 0.6% domestically and 3.8% overseas were used in calculating Toyota’s consolidated pension obligations for fiscal 2019.

Sensitivity analysis

The following table illustrates the effects of assumed changes in weighted-average discount rates and the weighted-average expected rate of return on plan assets, which Toyota believes are critical estimates in determining pension costs and obligations, assuming all other assumptions are consistent.

	Yen in millions
	Domestic		Overseas
	Effect on pre-tax income for the year ended March 31, 2020	Effect on obligations for the year ended March 31, 2019	Effect on pre-tax income for the year ended March 31, 2020	Effect on obligations for the year ended March 31, 2019
Discount rates
0.5% decrease	(12,422)	181,168	(13,627)	151,578
0.5% increase	10,908	(158,791)	14,645	(154,892)
Expected rate of return on plan assets
0.5% decrease	(8,002)		(4,414)
0.5% increase	8,002		4,414

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

Marketable Securities and Other Securities Investments

Toyota evaluates debt securities designated as available-for-sale to be measured at fair value. Equity securities without readily determinable fair values are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Individual securities classified as available-for-sale are reduced to the fair value for other-than-temporary declines in market value. In determining if a decline in value is other-than-temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the entity issuing such securities and Toyota’s ability and intent to continue its investment in the entity for a period of time sufficient to allow for any anticipated recovery in market value. Realized gains and losses, which are determined based on the average-cost method, are reflected in the consolidated statements of income when realized.

Equity securities without readily determinable fair values are monitored for signs of impairment and assessed qualitatively to evaluate whether the investment is impaired. If the fair value of the investment is less than its carrying value, it shall be written down to its fair value.

These estimates are based on valuation methods that are considered appropriate in each case. The significant assumptions involved in the estimations include observable market information as well as the financial condition and future prospects and trends of the investee. Due to the uncertain nature of these assumptions or by using different assumptions and estimates, the fair value may be impacted materially.

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

Change in Depreciation Method

Toyota uses the declining-balance method mainly for the parent company and Japanese subsidiaries, and the straight-line method for foreign subsidiary companies, regarding the depreciation method of property, plant and equipment, but plans to change the depreciation method of the parent company and Japanese subsidiaries to the straight-line method starting from the fiscal year ending March 31, 2020. We believe that the straight-line method better reflects the future usage of property, plant and equipment. The impact of the change in depreciation method is recognized prospectively as a change in accounting estimate. The change in depreciation method is expected to cause a decrease in depreciation expense by approximately ¥150.0 billion for the fiscal year ending March 31, 2020.

Outlook

The future automotive market is expected to revert to a gradual expansion in the medium term, due in part to the wider use of cars mainly in emerging countries, despite entering a phase of cyclical changes in the short term. Meanwhile, the automotive industry is entering a once-in-a-century transformational period in response to environmental issues and other social challenges, as well as the rapid progress in technological innovation such as electrification, automated driving, connected vehicles and car-sharing. Taking the foregoing external factors into account, Toyota expects that net revenues for fiscal 2020 will decrease compared with fiscal 2019 due mainly to an unfavorable impact of changes in exchange rates. Toyota expects that operating income will increase in fiscal 2020 compared with fiscal 2019 due mainly to the effect of the change in depreciation method and the impact of cost reduction efforts, partially offset by the unfavorable impact of changes in exchange rates. Toyota expects that income before income taxes and equity in earnings of affiliated companies and net income attributable to Toyota Motor Corporation will also increase in fiscal 2020 compared with fiscal 2019.

For the purposes of this outlook discussion, Toyota is assuming an average exchange rate of ¥110 to the U.S. dollar and ¥125 to the euro. Exchange rate fluctuations can materially affect Toyota’s operating results. In particular, a strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota’s operating results. See “Operating and Financial Review and Prospects — Operating Results — Overview — Currency Fluctuations” for further discussion.

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

In fiscal 2020, Toyota expects to sufficiently fund its capital expenditures and research and development activities through cash and cash equivalents on hand, and cash generated by operations. Toyota will use its funds to efficiently invest in maintenance and replacement of conventional manufacturing facilities and the introduction of new products, and will focus on investment in areas contributing to strengthening competitiveness and future growth for realization of a new mobility society. See “Information on the Company — Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures for fiscal 2017, 2018 and 2019, and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota funds its financing programs for customers and dealers, including loans and leasing programs, from both cash generated by operations and borrowings by its sales finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.

Net cash provided by operating activities decreased by ¥456.5 billion to ¥3,766.5 billion for fiscal 2019, compared with ¥4,223.1 billion for fiscal 2018.

The decrease was primarily attributable to the ¥380.0 billion decrease in accrued income tax due mainly to increase in fixed payment amount and the ¥141.4 billion increase in notes and accounts receivable due to the impact of the increased sales.

Net cash provided by operating activities increased by ¥654.6 billion to ¥4,223.1 billion for fiscal 2018, compared with ¥3,568.4 billion for fiscal 2017.

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

Net cash used in investing activities decreased by ¥962.8 billion to ¥2,697.2 billion for fiscal 2019, compared with ¥3,660.0 billion for fiscal 2018. The decrease was primarily attributable to the ¥1,212.5 billion decrease in purchase of marketable securities and security investments, partially offset by the ¥444.4 billion increase in investments and other assets.

Net cash used in investing activities increased by ¥690.1 billion to ¥3,660.0 billion for fiscal 2018, compared with ¥2,969.9 billion for fiscal 2017. The increase was primarily attributable to the ¥374.2 billion increase in investments and other assets and the ¥303.4 billion increase in finance receivables.

Net cash used in financing activities increased by ¥91.7 billion to ¥540.8 billion for fiscal 2019, compared with ¥449.1 billion for fiscal 2018. The increase was primarily attributable to the ¥ 183.4 billion impact of repayments of short-term debt having exceeded borrowings of short-term debt and ¥101.8 billion increase in repurchase and cancellation of treasury stock, partially offset by the ¥206.9 billion increase in funding by long-term debt.

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

Total capital expenditures for property, plant and equipment, excluding vehicles and equipment on operating leases, were ¥1,452.7 billion during fiscal 2019, an increase of 12.5% from the ¥1,291.1 billion in total capital expenditures during the prior fiscal year. This increase was due primarily to an increase in investments for model changes in Europe.

Total capital expenditures for vehicles and equipment on operating leases were ¥2,286.1 billion during fiscal 2019, remaining largely unchanged from the ¥2,307.5 billion in total capital expenditures during the prior fiscal year. Toyota expects investments in property, plant and equipment, excluding vehicles and equipment on operating leases, to be approximately ¥1,450.0 billion during fiscal 2020.

Cash and cash equivalents and restricted cash and cash equivalents were ¥3,706.5 billion as of March 31, 2019. Most of Toyota’s cash and cash equivalents and restricted cash and cash equivalents are held in Japanese yen or in U.S. dollars. In addition, time deposits were ¥1,126.3 billion and marketable securities were ¥1,127.1 billion as of March 31, 2019.

Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, decreased during fiscal 2019 by ¥438.3 billion, or 4.1%, to ¥10,365.0 billion.

Trade accounts and notes receivable, less allowance for doubtful accounts increased during fiscal 2019 by ¥153.1 billion, or 6.9%, to ¥2,372.7 billion. This increase was due mainly to increased revenue from sales.

Inventories increased during fiscal 2019 by ¥116.6 billion, or 4.6%, to ¥2,656.3 billion. This increase was due mainly to the increase in vehicle inventories at foreign subsidiaries.

Total finance receivables, net increased during fiscal 2019 by ¥1,098.9 billion, or 6.9%, to ¥16,928.8 billion. This increase was due mainly to the increase in the lending balance in the financial services operations. As of March 31, 2019, finance receivables were geographically distributed as follows: in North America 55.2%, in Asia 13.0%, in Europe 12.3%, in Japan 8.2% and in Other 11.3%.

Marketable securities and other securities investments, including those included in current assets, decreased during fiscal 2019 by ¥1,160.5 billion, or 11.9%. This decrease was due mainly to redemption of marketable securities and other securities investments and decrease in fair value of such securities.

Property, plant and equipment increased during fiscal 2019 by ¥417.8 billion, or 4.1%, primarily reflecting the increase in the capital expenditures.

Accounts and notes payable increased during fiscal 2019 by ¥59.3 billion, or 2.3%. This increase was due mainly to the impact of fluctuation in the price of materials and parts.

Accrued expenses increased during fiscal 2019 by ¥118.1 billion, or 3.8%. This increase was due mainly to an increase in accrued expenses resulting from quality related expenses.

Income taxes payable decreased during fiscal 2019 by ¥141.3 billion, or 30.6%. This decrease was due mainly to the increase in the fixed payment amount.

Toyota’s total borrowings increased during fiscal 2019 by ¥802.6 billion, or 4.1%. Toyota’s short-term borrowings consist of loans with a weighted-average interest rate of 2.11% and commercial paper with a weighted-average interest rate of 2.28%. Short-term borrowings increased during fiscal 2019 by ¥190.0 billion, or 3.7%, to ¥5,344.9 billion. Toyota’s long-term debt consists of unsecured and secured loans, medium-term notes, unsecured and secured notes etc. with weighted-average interest rates ranging from 1.84% to 7.78%, and maturity dates ranging from 2019 to 2048. The current portion of long-term debt increased during fiscal 2019 by

¥67.9 billion, or 1.6%, to ¥4,254.2 billion and the non-current portion increased by ¥544.5 billion, or 5.4%, to ¥10,550.9 billion. The increase in total borrowings resulted mainly from the increasing demand for financing associated with the increase in the lending balance. As of March 31, 2019, approximately 48% of long-term debt was denominated in U.S. dollars, 11% in Euros, 11% in Japanese yen, 9% in Australian dollars, 5% in Canadian dollars, and 16% in other currencies. Toyota hedges interest rate risk exposure of fixed-rate borrowings by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.

As of March 31, 2019, Toyota’s total interest bearing debt was 104.1% of Toyota Motor Corporation shareholders’ equity, compared with 103.3% as of March 31, 2018.

The following table provides information for credit rating of Toyota’s short-term borrowing and long-term debt from rating agencies, Standard & Poor’s Ratings Group (S&P), Moody’s Investors Services (Moody’s), and Rating and Investment Information, Inc. (R&I), as of May 31, 2019. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

	S&P	Moody’s	R&I
Short-term borrowing	A-1+	P-1	—
Long-term debt	AA-	Aa3	AA+

Toyota’s unfunded pension liabilities of Japanese plans increased during fiscal 2019 by ¥93.1 billion, or 22.9%, to ¥499.5 billion. The liabilities of foreign plans increased during fiscal 2019 by ¥21.6 billion, or 7.7%, to ¥304.1 billion. The unfunded amounts will be funded through future cash contributions by Toyota or in some cases will be settled on the retirement date of each covered employee. The increase in unfunded pension liabilities of the Japanese plans reflects mainly a decrease in plan assets that resulted from a decrease in stock prices. See note 20 to the consolidated financial statements for further discussion.

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

Toyota’s research and development expenditures were approximately ¥1,048.8 billion in fiscal 2019, ¥1,064.2 billion in fiscal 2018 and ¥1,037.5 billion in fiscal 2017.

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

Toyota also established a technical development center in Otemachi, Tokyo, Japan in October 2018 as a site for development of key IT technologies that will support automated driving in collaboration with TRI-AD, as well as promotion of collaboration with venture companies and creation of new value by utilizing big data.

The following table provides information on Toyota’s principal research and development facilities.

Facility	Principal Activity

Japan
Toyota Technical Center	Product planning, style, design, prototype production and vehicle evaluation
Higashi-Fuji Technical Center	Advanced development
Tokyo Design Research & Laboratory	Advanced styling designs
Toyota Research Institute-Advanced Development (TRI-AD)	Development of artificial intelligence technology with a focus on automated driving technology
Otemachi Office	Development of key IT technologies, creation of new values by utilizing big data and collaboration with venture companies
Shibetsu Proving Ground	Evaluation
Toyota Central R&D Labs., Inc.	Basic research

United States
Toyota Motor Engineering and Manufacturing North America, Inc.	Product planning, design and evaluation of vehicles manufactured in North America
Calty Design Research, Inc.	Design
Toyota Research Institute of North America (TRI-NA)	Advanced research relating to “energy and environment,” “safety” and “mobility infrastructure”
Toyota Research Institute, Inc.	Research and development of artificial intelligence technology

Europe
Toyota Motor Europe NV/SA	Planning and evaluation of vehicles manufactured in Europe
Toyota Europe Design Development S.A.R.L.	Design
Toyota Motorsport GmbH	Development of motor sports vehicles

Asia Pacific
Toyota Daihatsu Engineering and Manufacturing Co., Ltd.	Planning and evaluation of vehicles manufactured in Australian and Asia.

China
Toyota Motor Engineering and Manufacturing (China) Co., Ltd.	Environmental technology design and evaluation in China
FAW Toyota Research & Development Co., Ltd	Design, evaluation and certification of vehicles manufactured in China
GAC Toyota Motor Co., Ltd. R&D Center	Design, evaluation and certification of vehicles manufactured in China

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

In addition, Toyota wishes to contribute to sustainable mobility by promoting the spread of technologies with environmental and safety benefits. This is why Toyota takes an open stance to patent licensing and grants licenses when appropriate terms are met. In April 2019, from the perspective of contributing to the widespread use of electrified vehicles, taking its existing basic policy on intellectual property a step further, Toyota decided to grant royalty-free licenses through the end of 2030 on approximately 23,740 domestic and foreign patents it independently holds for vehicle electrification-related technologies that it has developed in its hybrid vehicle development.

For a further discussion of Toyota’s intellectual property, see “Information on the Company — Business Overview — Intellectual Property.”

5.D TREND INFORMATION

For a discussion of the trends that affect Toyota’s business and operating results, see “— Operating Results” and “— Liquidity and Capital Resources.”

5.E OFF-BALANCE SHEET ARRANGEMENTS

Toyota uses its securitization program as part of its funding through special purpose entities for its financial services operations. Toyota is considered as the primary beneficiary of these special purpose entities and therefore consolidates them. Toyota has not entered into any off-balance sheet securitization transactions during fiscal 2019.

Lending Commitments

Credit Facilities with Credit Card Holders

Toyota’s financial services operations issue credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holder’s requests up to the limits established on an individual holder’s basis. Although loans made to customers through these facilities are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥201.2 billion as of March 31, 2019.

Credit Facilities with Dealers

Toyota’s financial services operations maintain credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota evaluates the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operations also provide financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota’s outstanding credit facilities with dealers totaled ¥2,891.5 billion as of March 31, 2019.

Guarantees

Toyota enters into certain guarantee contracts with its dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match the maturity of installment payments, and as of March 31, 2019, ranged from one month to 35 years. However, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of March 31, 2019 is ¥3,078.9 billion. Liabilities for these guarantees of ¥8.9 billion have been provided as of March 31, 2019. Under these guarantee contracts, Toyota is entitled to recover any amounts paid by it from the customers whose obligations it guaranteed.

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

The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2019.

	Yen in millions
	Total	Payments Due by Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:
Short-term borrowings (note 12)
Loans	1,468,430	1,468,430	—	—	—
Commercial paper	3,876,544	3,876,544	—	—	—
Long-term debt* (note 12)	14,786,184	4,248,513	6,085,275	3,341,418	1,110,978
Estimated amount of interest expense on long-term debt	1,232,980	362,996	478,261	196,112	195,611
Capital lease obligations (note 23)	19,021	5,747	5,083	3,147	5,044
Non-cancelable operating lease obligations (note 23)	92,187	16,078	25,258	18,253	32,598
Commitments for the purchase of property, plant, other assets and services (note 24)	363,319	156,606	102,812	68,855	35,046

Total	21,838,665	10,134,914	6,696,689	3,627,785	1,379,277

*	“Long-term debt” represents future principal payments.

Toyota is unable to make reasonable estimates of the period of cash settlement with respect to liabilities recognized for uncertain tax benefits, and accordingly such liabilities are excluded from the table above. See note 15 to the consolidated financial statements for further discussion.

Toyota expects to contribute ¥40,124 million domestically and ¥14,330 million overseas to its pension plans in fiscal 2020.

	Yen in millions
	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Commercial Commitments (note 24):
Maximum potential exposure to guarantees given in the ordinary course of business	3,078,955	789,443	1,266,435	783,713	239,364

Total Commercial Commitments	3,078,955	789,443	1,266,435	783,713	239,364

5.G SAFE HARBOR

All information that is not historical in nature disclosed under “— Off-Balance Sheet Arrangements” and “— Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement Concerning Forward-Looking Statements” for additional information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

In March 2011, Toyota announced its “Toyota Global Vision.” With respect to its framework for executing its operations, Toyota, with the aim of realizing the Toyota Global Vision, has been continuing its efforts to respond swiftly to the external environment, which is changing faster than ever. Following the introduction of “region-based operations”, the “business unit system” and the “in-house company system” in 2011, 2013 and 2016, respectively, for the purpose of further accelerating decision-making and operational execution, Toyota further clarified that members of the board of directors are responsible for decision-making and management oversight and that operating officers are responsible for operational execution. Furthermore, in 2018, Toyota changed the commencement of operating officers’ terms of office from April to January, reduced corporate strategy functions and restructured the Japan Sales Business Group based on regions rather than sales channels in an effort to enable decision-making closer to customers and the field, in order to further accelerate execution in full coordination with each site. In 2019, in order to further advance Toyota’s “acceleration of management” and the development of a diverse and talented workforce, the executive structure was changed to be composed only of senior managing officers and people of higher rank, and a new classification called “senior professional/senior management” (kanbushoku) grouped and replaced the following titles or ranks: managing officers, executive general managers, (sub-executive managerial level) senior grade 1 and senior grade 2 managers, and grand masters. From the perspective of appointing the right people to the right positions, senior professionals/senior management were positioned in a wide range of posts, from those of chief officer, deputy chief officer, field general manager, and plant general manager to group manager, regardless of age or length of employment, to deal with management issues as they arise and to strengthen their development as part of a diverse and talented workforce through on-site learning and problem-solving (genchi genbutsu). Executives themselves go to where the action is taking place and, together with senior professionals/senior management and other members of the workplace, give form in the real world to their visions for a future society of mobility.

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

Director of JTEKT Corporation

77,039 common shares

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

35,056 common shares

Akio Toyoda (May 3, 1956)	President, Member of the Board of Directors

1984 Joined TMC

2000 Member of the Board of Directors of TMC

2002 Managing Director of TMC

2003 Senior Managing Director of TMC

2005 Executive Vice President of TMC

2009 President of TMC (to present)

(important concurrent duties)

4,752,895 common shares

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares
Chairman and CEO of Toyota Motor North America, Inc. Chairman of TOWA REAL ESTATE Co., Ltd. Chairman of the Japan Automobile Manufacturers Association, Inc.

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

2018 Retired as Member of the Board of Directors of DENSO

2018 Member of the Board of Directors of TMC (to present)

(important concurrent duties)

Chairman and Executive Director of TOYOTA Mobility Tokyo Inc.

22,792 common shares

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

50,000 common shares

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

2013 Senior Managing Officer of TMC

2013 Member of the Board of Directors and Senior Managing Officer of TMC

2015 Executive Vice President, Member of the Board of Directors of TMC

2017 Member of the Board of Directors of TMC (to present)

(important concurrent duties)

Director of Hino Motors, Ltd.

President, Representative Director of EV C.A. Spirit Corporation

49,172 common shares

Ikuro Sugawara (March 6, 1957)	Outside Member of the Board of Directors	1981 Joined Ministry of International Trade and Industry 2010 Director-General of the Industrial Science and Technology Policy and Environment Bureau, Ministry of Economy, Trade and Industry 2012 Director-General of the Manufacturing Industries Bureau, Ministry of Economy, Trade and Industry 2013 Director-General of the Economic and Industrial Policy Bureau, Ministry of Economy, Trade and Industry	—

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares

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

1987 Joined the Sumitomo Bank, Limited

2014 Executive Officer of Sumitomo Mitsui Banking Corporation

2017 Managing Executive Officer of Sumitomo Mitsui Banking Corporation (to present)

2018 Outside Member of the Board of Directors of TMC (to present)

(important concurrent duties)

Managing Executive Officer of Sumitomo Mitsui Banking Corporation

493 common shares

Haruhiko Kato (July 21, 1952)	Full-time Audit & Supervisory Board Member	1975 Joined Ministry of Finance 2007 Director-General of the Tax Bureau, Ministry of Finance 2009 Commissioner of National Tax Agency 2010 Retired from Commissioner of National Tax Agency 2011 Senior Managing Director of Japan Securities Depository Center, Inc. 2011 President of Japan Securities Depository Center, Inc. 2013 Member of the Board of Directors of TMC (to present) 2015 President and CEO of Japan Securities Depository Center, Inc. 2018 Retired as Member of the Board of Directors of TMC 2019 Director of Japan Securities Depository Center, Inc.	—

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares
2019 Audit & Supervisory Board Member of TMC (to present) 2019 Retired as Director of Japan Securities Depository Center, Inc. (important concurrent duties) Outside Director of Canon Inc.

Masahide Yasuda (April 1, 1949)	Full-time Audit & Supervisory Board Member

1972 Joined TMC

2000 General Manager of Overseas Parts Division of TMC

2007 President of Toyota Motor Corporation Australia Ltd.

2014 Chairman of Toyota Motor Corporation Australia Ltd.

2017 Retired as Chairman of Toyota Motor Corporation Australia Ltd.

2018 Audit & Supervisory Board Member of TMC (to present)

9,793 common shares

Katsuyuki Ogura (January 25, 1963)	Full-time Audit & Supervisory Board Member

1985 Joined TMC

2015 General Manager of Affiliated Companies Finance Dept. of TMC

2018 General Manager of Audit & Supervisory Board Office of TMC

2019 Audit & Supervisory Board Member of TMC (to present)

4,405 common shares

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

89 common shares

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

2015 Director, President & Group CEO of Mitsubishi UFJ Financial Group, Inc.

2016 Chairman of the Board of Directors of Bank of Tokyo-Mitsubishi UFJ, Ltd.

2018 Company name changed from The Bank of Tokyo-Mitsubishi UFJ, Ltd. to MUFG Bank, Ltd.

2018 Outside Audit & Supervisory Board Member of TMC (to present)

2019 Director, Chairman of Mitsubishi UFJ Financial Group, Inc. (to present)

2019 Member of the Board of Directors of MUFG Bank, Ltd. (to present)

(important concurrent duties)

Director, Chairman of Mitsubishi UFJ Financial Group, Inc.

Directors of MUFG Bank, Ltd.

Director of Morgan Stanley

493 common shares

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

Set forth below is a brief summary of Toyota’s substitute audit & supervisory board member.

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares
Ryuji Sakai (August 7, 1957)	Substitute Audit & Supervisory Board Member	1985 Registered as attorney and joined Nagashima & Ohno 1990 Wilson Sonsini Goodrich & Rosati 1995 Partner of Nagashima & Ohno 2000 Partner of Nagashima Ohno & Tsunematsu (to present) (important concurrent duties) Attorney Outside Audit & Supervisory Board Member of Kobayashi Pharmaceutical Co., Ltd. Outside Audit & Supervisory Board Member of Tokyo Electron Limited	—

6.B COMPENSATION

Decision Making Policy and Process

Toyota’s director compensation system is designed based on the following ideas.

•	It should be a system that encourages members of the board of directors to work to improve the medium- to long-term corporate value of Toyota

•	It should be a system that can maintain compensation levels that will allow Toyota to secure and retain talented personnel

•	It should be a system that motivates members of the board of directors to promote management from the same viewpoint as our shareholders with a stronger sense of responsibility as corporate managers

Remuneration for members of the board of directors is effectively linked to corporate performance while reflecting individual job responsibilities and performance. Remuneration standards in each member’s home country are also taken into account when determining remuneration amounts and methods. Remuneration for outside members of the board of directors and audit & supervisory board members consists only of fixed payments. As a result, this remuneration is not readily impacted by business performance, helping to ensure independence from management.

Based on the resolution of the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019 concerning remuneration for the members of the board of directors of Toyota, the maximum cash compensation was set at 3.0 billion yen per year (of which, the maximum amount payable to outside members of the board of directors is 0.3 billion yen per year), and the maximum share compensation was set at 4.0 billion yen per year. The number of members of the board of directors as of the conclusion of the 115th Ordinary General Shareholders’ Meeting was nine (including three outside members of the board of directors).

The amount of remuneration for audit & supervisory board members of Toyota was set at 30 million yen or less per month at the 104th Ordinary General Shareholders’ Meeting held on June 24, 2008. The number of audit & supervisory board members as of the conclusion of the 104th Ordinary General Shareholders’ Meeting was seven.

The amounts of remuneration for the Company’s members of the board of directors and the remuneration system are decided by the board of directors and the “Executive Compensation Meeting,” a majority of the members of which are outside members of the board of directors.

The board of directors resolves the total amount of remuneration for a given fiscal year and delegates the determination of the amount of remuneration for each member of the board of directors to the Executive Compensation Meeting.

The Executive Compensation Meeting reviews the remuneration system for members of board of directors and senior management and determines the amount of remuneration for each member of the board of directors, taking into account factors such as corporate performance as well as individual job responsibilities and performance.

Remuneration for audit & supervisory board members is determined by the audit & supervisory board within the scope determined by resolution of the shareholders’ meeting.

Executive Compensation Meetings were held as follows to discuss changes to the method of calculating remuneration for directors of Toyota and to determine the amount of remuneration for fiscal 2019.

March to May 2018 (multiple times)

•	Deliberation of fixed remuneration for directors from July 2018

March to May 2019 (multiple times)

•

Deliberation of maximum compensation in conjunction with the introduction of the restricted share compensation plan, changes to the method of calculating remuneration for directors, evaluation of benchmarks and actual results of fiscal 2019 and individual performance evaluation

The changes to the method of calculating remuneration for directors described above were determined with the unanimous consent of the Executive Compensation Meeting after a series of revisions being made to the initially proposed changes based on the opinions of the outside members of the board of directors.

The board of directors resolved the total amount of remuneration for a given fiscal year and delegated the determination of the amount of remuneration for each member of the board of directors to the Executive Compensation Meeting.

Moreover, the appropriateness of remuneration for [members of the board of directors and audit & supervisory board members of Toyota is assessed by referring to the benchmarking result of remuneration for members of board of directors and audit & supervisory board members by an external compensation consultant.

Method of Determining Performance-based Remuneration

Directors with Japanese citizenship (excluding outside members of the board of directors)

Toyota sets the total amount of remuneration (“Annual Total Remuneration”) received by each member of the board of directors in a year based on consolidated operating income, the volatility of the share price of Toyota and individual performance evaluation. The balance after deducting fixed remuneration from Annual Total Remuneration constitutes performance-based remuneration.

< Concept of Each Item>

Consolidated operating income	Indicator for evaluating Toyota’s efforts based on business performance
Volatility of the share price	Corporate value indicator for shareholders and investors to evaluate Toyota’s efforts
Individual performance evaluation	Qualitative evaluation of performance of each member of the board of directors

< Method and Reference Value for Evaluating Indicators and Evaluation Result for Fiscal 2019 >

	Evaluation Method	Reference Value	Evaluation Result for Fiscal 2019
Consolidated operating income	Evaluate the degree of attainment of consolidated operating income in fiscal 2019, using required income (set in 2011) for Toyota’s sustainable growth as reference value	¥1 trillion	170%
Volatility of the Company’s share price	Comparatively evaluate the volatility of Toyota’s share price up to the end of fiscal 2019, using the share price of Toyota and the Nikkei stock average at the end of fiscal 2018 as reference values	Company’s share price: ¥6,825 Nikei average: ¥21,454

< Method of Setting Annual Total Remuneration >

Annual Total Remuneration is set using a theoretical formula that takes into account the benchmarking results of remuneration for members of the board of directors. Annual Total Remuneration is set for each member of the board of directors based on consolidated operating income and the volatility of the share price of Toyota, and then adjusted based on individual performance evaluation. Individual performance evaluation is set within the range of 10% above or below Annual Total Remuneration for each position.

Directors with foreign citizenship (excluding outside members of the board of directors)

Fixed remuneration and performance-based remuneration are set based on the remuneration levels and structures that allow Toyota to secure and retain talented personnel. Fixed remuneration is set, taking into account each member’s job responsibilities and the remuneration standards of such member’s home country. Performance-based remuneration is set based on consolidated operating income, the volatility of the share price of Toyota and individual performance, taking into account each member’s job responsibilities and the remuneration standards of such member’s home country. The concept of each item is the same as that for directors with Japanese citizenship (excluding outside members of the board of directors).

Compensation

The aggregate amount of remuneration, including bonuses, accrued for all members of the board of directors and audit & supervisory board members as a group by Toyota for services in all capacities was ¥2,272 million during fiscal 2019.

Toyota Motor Corporation and its subsidiaries have not set aside or accrued any amounts to provide pension, retirement or similar benefits to members of the board of directors and audit & supervisory board members of Toyota Motor Corporation.

Toyota’s Annual Securities Report filed with the Kanto Local Bureau of Finance on June 21, 2019, contained the following information concerning compensation in fiscal 2019 on a consolidated basis for members of the board of directors and audit & supervisory board members whose total compensation exceeded ¥100 million during such period:

- Takeshi Uchiyamada, Member of the Board of Directors: ¥189 million (¥99 million in base compensation and ¥82 million in bonus)

- Shigeru Hayakawa, Member of the Board of Directors: ¥116 million (¥61 million in base compensation and ¥47 million in bonus)

- Akio Toyoda, Member of the Board of Directors: ¥386 million (¥99 million in base compensation and ¥280 million in bonus)

- Didier Leroy, Member of the Board of Directors: ¥1,042 million (¥249 million in base compensation and ¥777 million in bonus)

- Shigeki Terashi, Member of the Board of Directors: ¥131 million (¥70 million in base compensation and ¥54 million in bonus)

The amounts above were recorded as expenses in fiscal 2019.

6.C BOARD PRACTICES

Toyota’s articles of incorporation provide for a board of directors of not more than 20 members and for not more than seven audit & supervisory board members. Shareholders elect the members of the board of directors and audit & supervisory board members at the general shareholders’ meeting. The normal term of office of a member of the board of directors is one year and that of an audit & supervisory board member is four years. Members of the board of directors and audit & supervisory board members may serve any number of consecutive terms.

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

Under the Companies Act, Toyota must have at least three audit & supervisory board members. At least half of the audit & supervisory board members are required to be an “outside” audit & supervisory board member, which is any person who satisfies all of the following requirements:

(a) the person has never been a member of the board of directors, accounting counselor (in the case that an accounting counselor is a legal entity, an employee of such entity who is in charge of its affairs), executive officer, manager or employee of Toyota or its subsidiaries during the ten year period before becoming an outside audit & supervisory board member;

(b) if the person was an audit & supervisory board member of Toyota or any of its subsidiaries at any time during the ten year period before becoming an outside audit & supervisory board member, such person has not been a member of the board of directors, accounting counselor (in the case that an accounting counselor is a legal entity, an employee of such entity who is in charge of its affairs), executive officer, manager or employee of Toyota or any of its subsidiaries during the ten year period before becoming an audit & supervisory board member of Toyota or any of its subsidiaries; and

(c) the person is not a spouse or relative within the second degree of kinship of any member of the board of directors or manager or other key employee of Toyota.

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

Toyota does not have a remuneration committee. However, members of Toyota’s Executive Compensation Meeting discuss remuneration for members of the board of directors.

The Executive Compensation Meeting reviews the remuneration system for members of the board of directors and senior management and determines the amount of remuneration for each member of the board of directors, taking into account factors such as corporate performance as well as individual job responsibilities and performance. The members of the meeting are Takeshi Uchiyamada, the Chairman of the Board of Directors, and Koji Kobayashi, Ikuro Sugawara, Sir Philip Craven and Teiko Kudo, each, a Member of the Board of Directors.

6.D EMPLOYEES

The total number of Toyota employees, on a consolidated basis, was 370,870 as March 31, 2019, 369,124 as of March 31, 2018 and 364,445 as of March 31, 2017. The following tables set forth a breakdown of persons employed by business segment and by geographic location as of March 31, 2019.

Segment	Number of Employees	Location	Number of Employees
Automotive	320,563	Japan	213,862
Financial services	10,796	North America	49,638
All other	34,378	Europe	21,168
Unallocated	5,133	Asia	64,293
		Other*	21,909

Total	370,870	Total	370,870

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

In Japan, basic wages and other working conditions are negotiated annually. In addition, in accordance with Japanese national custom, each employee is also paid a semi-annual bonus. Bonuses are negotiated at the time of wage negotiations and are based on Toyota’s financial results, prospects and other factors. The average wage increase for all union members, excluding bonuses, in Japan was approximately 3.01% in fiscal 2019.

In general, Toyota considers its labor relations with all of its workers to be good. However, Toyota is currently a party to, and otherwise from time to time experiences, labor disputes in some of the countries in which it operates. Toyota does not expect any disputes to which it is currently a party to materially affect Toyota’s consolidated financial position.

Toyota’s average number of temporary employees on a consolidated basis was 87,129 during fiscal 2019.

6.E SHARE OWNERSHIP

For information on the number of shares of Toyota’s common stock held by each member of the board of directors and audit & supervisory board member as of June 2019, see “—Directors and Senior Management.”

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights. As of March 31, 2019, Toyota does not have any stock option plan for which stock options or stock acquisition rights are exercisable or will become exercisable in the future.

Toyota’s board of directors plans to resolve the share compensation within the maximum share compensation amount of 4.0 billion yen per year established at the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019. The overview of the share compensation is as follows.

Eligible persons	Members of the board of directors of Toyota (excluding outside members of the board of directors)
Total amount of the share compensation	Maximum of 4.0 billion yen per year
Amount of the share compensation payable to each member of the board of directors	Set each year considering factors such as corporate results, duties, and performance
Type of shares to be allotted and method of allotment	Issue or disposal of common shares (with transfer restrictions under an allotment agreement)
Total number of shares to be allotted	Maximum of 800,000 shares per year in total to eligible members of the board of directors
Amount to be paid	Determined by the board of directors of Toyota based on the closing price of Toyota’s common shares on the Tokyo Stock Exchange on the business day prior to each resolution of the board of directors, within a range that is not particularly advantageous to eligible members of the board of directors
Transfer restriction period	A period of between three and fifty years, as predetermined by the board of directors of Toyota
Conditions for removal of transfer restrictions

Restrictions will be removed upon the expiration of the transfer restriction period.

However, restrictions will also be removed in the case of expiration of the term of office, death, or other legitimate reasons.

Gratis acquisition by Toyota	Toyota will be able to acquire all allotted shares without consideration in the case of violations of laws and regulations or other reasons specified by the board of directors of Toyota during the transfer restriction period.

Toyota also has an employee stock ownership association in Japan for employees and full time and part time company advisors. Members of the employee stock ownership association set aside certain amounts from their monthly salary and bonuses to purchase Toyota’s common stock through the employee stock ownership association. As of March 31, 2019, the employee stock ownership association held 14,734,167 shares of Toyota’s common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

As of March 31, 2019, 3,262,997,492 shares of Toyota’s common stock (out of which 430,558,325 shares were treasury stock and 2,832,439,167 shares were outstanding) and 47,100,000 First Series Model AA Class Shares of Toyota were issued. Information concerning beneficial ownership of Toyota’s common stock in the table below was prepared from information known to Toyota or that could be ascertained from public filings, including filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Financial Instruments and Exchange Law of Japan.

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

Name of Beneficial Owner	Number of Shares of Common Stock (in thousands)	Percentage of Outstanding Voting Shares of Common Stock
Toyota Industries Corporation	238,466	8.42

According to The Bank of New York Mellon, depositary for Toyota’s ADSs (the “Depositary”), as of March 31, 2019, 45,459,183 shares of Toyota’s common stock were held in the form of ADRs and there were 1,833 ADR holders of record and 148,282 beneficial owners in the United States. According to Toyota’s register of shareholders, as of March 31, 2019, there were 623,599 holders of common stock and First Series Model AA Class Shares of record worldwide. As of March 31, 2019, there were 486 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 8.6% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

To the extent known to Toyota, Toyota is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

Toyota knows of no arrangements the operation of which may at a later time result in a change of control.

7.B RELATED PARTY TRANSACTIONS

Business Relationships

Toyota purchases materials, supplies and services, among others, from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s affiliated companies accounted for by the equity method and those firms with which certain members of Toyota’s board of directors are affiliated. Toyota purchased materials, supplies and services, among others, from these affiliated entities in the amount of ¥6,431.4 billion in fiscal 2019. Toyota also sells its products and services, among others, to Toyota’s affiliated companies accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota sold products and services, among others, to these affiliated entities in the amount of ¥2,159.5 billion in fiscal 2019. See note 11 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with affiliated companies.

Loans

Toyota regularly has trade accounts and other receivables by, and accounts payable to, Toyota’s affiliated companies accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota had outstanding trade accounts and other receivables by these affiliated entities in the amount of ¥362.8 billion as of March 31, 2019. Toyota had outstanding trade accounts and other payables to these affiliated entities in the amount of ¥8,457 billion as of March 31, 2019.

Toyota, from time to time, provides short- to medium-term loans to its affiliated companies, as well as loans under a loan program established by certain subsidiaries to assist their executives and members of the board of directors with the purchase of homes. As of March 31, 2019, there is no outstanding loans extended to its affiliated companies accounted for by the equity method. As of March 31, 2019, an aggregate amount of ¥37.4 billion in loans was outstanding to those of its affiliated companies not accounted for by the equity method, which are 20% to 50% owned by Toyota.

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

ITEM 9. THE OFFER AND LISTING

9.A LISTING DETAILS

Shares of Toyota common stock are traded on the Tokyo Stock Exchange and the Nagoya Stock Exchange under the ticker symbol “7203” in Japan, and on the London Stock Exchange under the ticker symbol “TYT.” Toyota’s American Depositary Shares, or ADSs, each representing two shares of Toyota common stock, are listed on the New York Stock Exchange, or NYSE, under the ticker symbol “TM.” Toyota’s Model AA Class Shares are not listed on any securities exchange.

9.B PLAN OF DISTRIBUTION

Not applicable.

9.C MARKETS

The primary trading market for Toyota’s common stock is the Tokyo Stock Exchange. The common stock is also listed on the Nagoya Stock Exchange and on the London Stock Exchange.

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

General

Toyota’s authorized number of shares as of March 31, 2019 was 10,000,000,000 common shares, of which 3,262,997,492 shares were issued. The articles of incorporation was amended at the 111th Ordinary General

Shareholders’ Meeting held in June 2015 and Toyota’s authorized number of shares was changed to 10,000,000,000 shares, with the total number of authorized shares per class, of 10,000,000,000 for common shares, 50,000,000 for First Series Model AA Class Shares, 50,000,000 for Second Series Model AA Class Shares, 50,000,000 for Third Series Model AA Class Shares, 50,000,000 for Fourth Series Model AA Class Shares and 50,000,000 for Fifth Series Model AA Class Shares, and the total number of shares authorized to be issued with respect to First Series Model AA Class Shares through the Fifth Series Model AA Class Shares not to exceed 150,000,000 shares. As of June 21, 2019, there were 47,100,000 shares of First Series Model AA Class Shares issued and outstanding. Neither the common shares nor the First Series Model AA Class Shares have any par value.

Toyota does not issue share certificates for its shares. In accordance with the Companies Act, the Book-Entry Transfer Act and Toyota’s articles of incorporation, Toyota’s common shares are recorded or registered on (i) Toyota’s register of shareholders and (ii) transfer account books of the Japan Securities Depository Center, Inc. (“JASDEC”) which is a book-entry transfer institution and securities firms, banks or other account management institutions. The transfer of common shares will generally become effective once the transfer is recorded in the transferee’s account. There are no restrictions imposed by Toyota’s articles of incorporation or share handling regulations on the transfer of common shares. In order to assert shareholders’ rights against Toyota, a shareholder must generally have his or her name and address recorded or registered on Toyota’s register of shareholders. A holder of common shares can assert minority shareholders’ rights (shareholders’ rights for which Toyota has not set a record date) against Toyota if JASDEC provides an individual shareholder notice to Toyota upon the shareholder’s request. The shareholder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights.

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

The shares generally trade ex-dividend or ex-rights in the Japanese stock exchanges two business days prior to a record date (or if the record date is not a business day, three business days prior thereto), for the purpose of dividends or rights offerings. However, in connection with the scheduled shortening of the settlement period of shares listed on any Japanese stock exchange, the ex-dividend date and ex-rights date is expected to become the preceding business day before the record date (or if the record date is not a business day, two business days prior thereto) if the record date is on or after July 18, 2019 (provided, however, such transition date is subject to change).

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

This summary does not address any aspects of U.S. federal tax law other than income taxation and does not discuss any aspects of Japanese taxation other than income taxation, as limited to national taxes, inheritance and gift taxation. This summary also does not cover any state or local, or non-U.S., non-Japanese tax considerations. Investors are urged to consult their tax advisors regarding the U.S. federal, state and local and Japanese and other tax consequences of acquiring, owning and disposing of shares of common stock or ADSs. In particular, where relevant, investors are urged to confirm their status as Eligible U.S. Holders with their tax advisors and to discuss with their tax advisors any possible consequences of their failure to qualify as Eligible U.S. Holders. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement, and in any related agreement, will be performed in accordance with its terms.

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

In the absence of an applicable income tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing an exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is generally 20.42 percent, provided that, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock or ADSs of Toyota) to non-resident Holders, other than any individual shareholder who holds three percent or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20.42 percent withholding tax rate is reduced to 15.315 percent for dividends due and payable on or before December 31, 2037. These rates include a special additional withholding tax (2.1 percent of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake.

At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or ten percent for portfolio investors (15 percent under the income tax treaties in force with, among other countries, Belgium (until 2019), Canada, Denmark, Finland, Germany, Iceland, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, and Spain, and ten percent under the income tax treaties with, among other countries, Australia, Austria, Belgium (from 2020), France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the U.K. and the United States).

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally reduced to ten percent of the gross amount actually distributed, and dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund (as defined in the Treaty) are exempt from Japanese income tax by way of withholding or otherwise, provided that such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund.

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

Gains derived from the sale of shares of common stock or ADSs outside Japan by a non-resident Holder holding such shares of common stock or ADSs as portfolio investors are, in general, not subject to Japanese income tax or corporation tax under Japanese law. In addition, Eligible U.S. Holders are exempt from Japanese income or corporation tax with respect to such gains under the Treaty so long as filings required under Japanese law are made.

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

10.F DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G STATEMENT BY EXPERTS

Not applicable.

10.H DOCUMENTS ON DISPLAY

Toyota files annual reports on Form 20-F and reports on Form 6-K with the SEC. You may access this information through the SEC’s website (http://www.sec.gov). In addition, Toyota’s reports, proxy statements and other information may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Copies of the documents referred to herein may also be inspected at Toyota’s offices by contacting Toyota at 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan, attention: Financial Reporting Department, Accounting Division, telephone number: +81-565-28-2121.

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

A description of Toyota’s accounting policies for derivative instruments is included in note 2 to the consolidated financial statements and further disclosure is provided in notes 21 and 28 to the consolidated financial statements.

Toyota monitors and manages these financial exposures as an integral part of its overall risk management program, which recognizes the unpredictability of financial markets, and seeks to reduce the potentially adverse effects on Toyota’s operating results.

The financial instruments included in the market risk analysis consist of all of Toyota’s cash and cash equivalents, equity securities with readily determinable fair values, debt securities designated as available-for-sale, finance receivables, securities investments, long-term and short-term debt and all derivative financial instruments. Toyota’s portfolio of derivative financial instruments consists of forward foreign currency exchange contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options. Anticipated transactions denominated in foreign currencies that are covered by Toyota’s derivative hedging are not included in the market risk analysis. Although operating leases are not required to be included, Toyota has included these instruments in determining interest rate risk.

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

Toyota uses a value-at-risk analysis (“VAR”) to evaluate its exposure to changes in foreign currency exchange rates. The VAR of the combined foreign exchange position represents a potential loss in pre-tax earnings that was estimated to be ¥206.9 billion and ¥224.0 billion as of March 31, 2018 and 2019, respectively.

Based on Toyota’s overall currency exposure (including derivative positions), the risk during fiscal 2019 to pre-tax cash flow from currency movements was on average ¥219.3 billion, with a high of ¥225.3 billion and a low of ¥211.2 billion.

The VAR was estimated by using a Monte Carlo Simulation Method and assumed 95% confidence level on the realization date and a 10-day holding period.

Interest Rate Risk

Toyota is subject to market risk from exposures to changes in interest rates based on its financing, investing and cash management activities. Toyota enters into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. The potential decrease in fair value resulting from a hypothetical 100 basis point upward shift in interest rates would be approximately ¥251.2 billion as of March 31, 2018 and ¥249.1 billion as of March 31, 2019.

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

Equity Price Risk

Toyota holds investments in various equity securities with readily determinable fair values that are subject to price risk. The fair value of equity securities with readily determinable fair values was ¥2,582.1 billion as of March 31, 2018 and ¥2,154.9 billion as of March 31, 2019. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥258.2 billion as of March 31, 2018 and ¥215.4 billion as of March 31, 2019.

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

Fees Incurred in Fiscal 2018

For fiscal 2019, Toyota received $751,594.86 from the Depositary for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls), expenses relating to Toyota’s annual general shareholders’ meeting that are incurred with respect to Toyota’s ADR holders and 50% of the net dividend fees collected by the Depositary. The Depositary also paid Toyota’s continuing annual stock exchange listing fees.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) DISCLOSURE CONTROLS AND PROCEDURES

Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of fiscal 2019. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Form 20-F that Toyota files under the Exchange Act is accumulated and communicated to its management, including the chief executive officer and the principal accounting and financial officer, to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensure that the Form 20-F that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Toyota’s President and the Executive Vice President, both Representative Directors. Toyota’s disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. The President and the Executive Vice President, both Representative Directors, have concluded that Toyota’s disclosure controls and procedures are effective at the reasonable assurance level.

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

Based on this evaluation, management concluded that Toyota’s internal control over financial reporting was effective as of March 31, 2019.

PricewaterhouseCoopers Aarata LLC, an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Toyota’s internal control over financial reporting as of March 31, 2019, as stated in its report included herein.

(c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Toyota’s independent registered public accounting firm, PricewaterhouseCoopers Aarata LLC, has issued an audit report on the effectiveness of Toyota’s internal control over financial reporting. This report appears in Item 18.

(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in Toyota’s internal control over financial reporting during fiscal 2019 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Toyota has adopted a code of ethics that applies to its members of the board of directors and operating officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of Toyota’s code of ethics is included as an exhibit to this annual report on Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Aarata LLC has audited the financial statements of Toyota included in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Aarata LLC and the various network and member firms of PricewaterhouseCoopers to Toyota in fiscal 2018 and fiscal 2019.

	Yen in millions
	2018	2019
Audit Fees(1)	4,645	4,517
Audit-related Fees(2)	85	84
Tax Fees(3)	449	462
All Other Fees(4)	316	233

Total	5,495	5,296

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

Under the policy, specified operating officers or managers submit a request for general pre-approval of audit and permissible non-audit services for the following fiscal year, which shall include details of the specific services and estimated fees for the services, to the audit & supervisory board, which reviews and determines whether or not to grant the request by the end of March of the fiscal year. Upon the general pre-approval of the audit & supervisory board, the specified operating officers or managers are not required to obtain any specific pre-approval for audit and permissible non-audit services so long as those services fall within the scope of the general pre-approval provided.

The audit & supervisory board makes a further determination of whether or not to grant a request to revise the general pre-approval for the applicable fiscal year if such request is submitted by specified operating officers or managers. Such request may include (i) adding any audit or permissible non-audit services other than the ones listed in the general pre-approval and (ii) obtaining services that are listed in the general pre-approval but of which the total fee amount exceeds the amount affirmed by the general pre-approval. The determination of whether or not to grant a request to revise the general pre-approval noted in the foregoing may alternatively be made by an audit & supervisory board member (full time), who is designated in advance by a resolution of the audit & supervisory board, in which case such audit & supervisory board member (full time) shall report such decision at the next meeting of the audit & supervisory board. The performance of audit and permissible non-audit services and the payment of fees are subject to review by the audit & supervisory board at least once every fiscal half year.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of Toyota’s common stock by Toyota and its affiliated purchasers during fiscal 2019:

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share (Yen)(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1, 2018 – April 30, 2018	1,072	6,824.38	—	—
May 1, 2018 – May 31, 2018	1,999	7,372.49	—	—
June 1, 2018 – June 30, 2018	17,439,198	7,408.48	17,437,400	—
July 1, 2018 – July 31, 2018	15,434,017	7,309.27	15,432,200	—
August 1, 2018 – August 31, 2018	5,015,842	7,416.63	5,013,500	—
September 1, 2018 – September 30, 2018	965	6,887.22	—	—
October 1, 2018 – October 31, 2018	1,360	6,781.67	—	—
November 1, 2018 – November 30, 2018	5,964,002	6,741.02	5,963,200	—
December 1, 2018 – December 31, 2018	16,234,509	6,875.01	16,232,600	—
January 1, 2019 – January 31, 2019	14,618,806	6,716.59	14,618,100	—
February 1, 2019 – February 28, 2019	1,272	6,684.28	—	—
March 1, 2019 – March 31, 2019	1,183	6,673.93	—	—

Total	74,714,225	—	74,697,000	—

(1)

A portion of the above purchases were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Toyota to purchase shares that are a fraction of a unit, in accordance with Toyota’s share handling regulations. Toyota is required to comply with such requests pursuant to the Companies Act. See “Additional Information — Memorandum and Articles of Association — Japanese Unit Share System.” The number of shares purchased not pursuant to publicly announced plans or programs conducted in fiscal 2019 is 17,225.

(2)

Toyota announced on May 9, 2018, that it would repurchase up to 55 million common shares between May 16, 2018 and September 28, 2018 at a total price up to ¥300 billion, in order to return to shareholders the profits derived in the fiscal year ended March 31, 2018. Toyota also announced on November 6, 2018 that it would repurchase up to 42 million common shares between November 13, 2018 and March 29, 2019 at a total price up to ¥250 billion in order to return to shareholders the profits derived in the interim period ended September 30, 2018.

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

Toyota currently has three outside members of the board of directors under the Companies Act. An “outside” member of the board of directors refers to:

(a) a person who is not, and has never been during the ten year period before becoming an outside member of the board of directors, an executive director (a member of the board of directors who engages in the execution of business), executive officer, manager or employee (collectively, “Executive Director, etc.”) of Toyota or its subsidiaries;

(b) if a person was a member of the board of directors, accounting counselor (in the case that an accounting counselor is a legal entity, an employee of such entity who is in charge of its affairs) or audit & supervisory board member (excluding those who have ever been Executive Directors, etc.) of Toyota or any of its subsidiaries at any time during the ten year period before becoming an outside member of the board of directors, such person who has not been an Executive Director, etc. of Toyota or any of its subsidiaries during the ten year period before becoming a member of the board of directors, accounting counselor or audit & supervisory board member; and

(c) a person who is not a spouse or relative within the second degree of kinship of any member of the board of directors or manager or other key employee of Toyota.

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

2. Committees. Under the Companies Act, Toyota has elected to structure its corporate governance system as a company with audit & supervisory board members who are under a statutory duty to monitor, review and report on the management of the affairs of Toyota. Toyota, as with other Japanese companies with an audit & supervisory board, does not have certain committees that are required of U.S. listed companies subject to the NYSE Corporate Governance Rules, including those that are responsible for director nomination, corporate governance and executive compensation. However, members of Toyota’s Executive Appointment Meeting, a majority of whom are outside directors, discuss recommendations to the board of directors concerning the appointment and dismissal of members of the board of directors and audit & supervisory board members, and members of the Executive Compensation Meeting, a majority of whom are outside directors, review the remuneration system for members of board of directors and senior management as well as determine the amount of remuneration for each member of the board of directors.

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

Unlike the NYSE Corporate Governance Rules, the Companies Act, among others, does not require audit & supervisory board members to establish an expertise in accounting or financial management nor are they required to present other special knowledge and experience. Therefore, none of Toyota’s audit & supervisory board members has “an expertise in accounting or financial management” as set forth in the NYSE Corporate Governance Rules. The Japanese Corporate Governance Code indicates that persons with appropriate experience and skills as well as necessary knowledge of finance, accounting, and laws should be appointed as audit & supervisory board members, and in particular, one or more audit & supervisory board members who have sufficient knowledge of finance and accounting matters should be appointed. Toyota has appointed persons who are able to provide opinions and advice regarding management based on their broader experience and discretion beyond finance and accounting. Under the Companies Act, the audit & supervisory board may determine the auditing policies and methods of investigating the conditions of Toyota’s business and assets, and may resolve other matters concerning the execution of the audit & supervisory board member’s duties. The audit & supervisory board also prepares auditors’ reports and gives consent to proposals of the nomination of audit & supervisory board members. Further, the audit & supervisory board makes decisions concerning proposals relating to the appointment and dismissal of accounting auditors; it also has the authority to dismiss the accounting auditor when certain matters specified under the Companies Act occur.

Toyota currently has three outside audit & supervisory board members under the Companies Act. Under the Companies Act, at least half of the audit & supervisory board members must be an “outside” audit & supervisory board member, which is any person who satisfies all of the following requirements:

(a)

the person has never been a member of the board of directors, accounting counselor (in the case that an accounting counselor is a legal entity, an employee of such entity who is in charge of its affairs), executive officer, manager or employee of Toyota or its subsidiaries during the ten year period before becoming an outside audit & supervisory board member;

(b)

if the person was an audit & supervisory board member of Toyota or any of its subsidiaries at any time during the ten year period before becoming an outside audit & supervisory board member, such person has not been a member of the board of directors, accounting counselor (in the case that an accounting counselor is a legal entity, an employee of such entity who is in charge of its affairs), executive officer, manager or employee of Toyota or any of its subsidiaries during the ten year period before becoming an audit & supervisory board member of Toyota or any of its subsidiaries; and

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

To the Shareholders and Board of Directors of

Toyota Jidosha Kabushiki Kaisha

(“Toyota Motor Corporation”)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Toyota Motor Corporation and its subsidiaries (collectively referred to as the “Company”) as of March 31, 2018 and 2019, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for investments in equity securities as of April 1, 2018 due to the adoption of ASU 2016-01 “Financial Instruments—Recognition and Measurement of Financial Assets and Financial Liabilities.”

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

June 21, 2019

We have served as the Company’s auditor since 2006.

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	March 31,
	2018	2019
Assets
Current assets
Cash and cash equivalents	3,052,269	3,574,704
Time deposits	901,244	1,126,352
Marketable securities	1,768,360	1,127,160
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥25,925 million in 2018 and ¥16,370 million in 2019	2,219,562	2,372,734
Finance receivables, net	6,348,306	6,647,771
Other receivables	489,338	568,156
Inventories	2,539,789	2,656,396
Prepaid expenses and other current assets	833,788	805,964

Total current assets	18,152,656	18,879,237

Noncurrent finance receivables, net	9,481,618	10,281,118

Investments and other assets
Marketable securities and other securities investments	7,999,323	7,479,926
Affiliated companies	3,162,917	3,313,723
Employees receivables	22,562	21,683
Other	1,221,500	1,275,768

Total investments and other assets	12,406,302	12,091,100

Property, plant and equipment
Land	1,404,611	1,386,308
Buildings	4,659,753	4,802,175
Machinery and equipment	11,535,381	11,857,425
Vehicles and equipment on operating leases	5,934,393	6,139,163
Construction in progress	509,851	651,713

Total property, plant and equipment, at cost	24,043,989	24,836,784
Less - Accumulated depreciation	(13,776,316)	(14,151,290)

Total property, plant and equipment, net	10,267,673	10,685,494

Total assets	50,308,249	51,936,949

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	Yen in millions
	March 31,
	2018	2019
Liabilities
Current liabilities
Short-term borrowings	5,154,913	5,344,973
Current portion of long-term debt	4,186,277	4,254,260
Accounts payable	2,586,657	2,645,984
Other payables	1,048,216	1,102,802
Accrued expenses	3,104,260	3,222,446
Income taxes payable	462,327	320,998
Other current liabilities	1,254,241	1,335,475

Total current liabilities	17,796,891	18,226,938

Long-term liabilities
Long-term debt	10,006,374	10,550,945
Accrued pension and severance costs	931,182	963,406
Deferred income taxes	1,118,165	1,014,851
Other long-term liabilities	533,561	615,599

Total long-term liabilities	12,589,282	13,144,801

Total liabilities	30,386,173	31,371,739

Mezzanine equity
Model AA Class Shares, no par value,	491,974	498,073
authorized: 150,000,000 shares in 2018 and 2019; issued: 47,100,000 shares in 2018 and 2019

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value, authorized: 10,000,000,000 shares in 2018 and 2019; issued: 3,262,997,492 shares in 2018 and 2019	397,050	397,050
Additional paid-in capital	487,502	487,162
Retained earnings	19,473,464	21,987,515
Accumulated other comprehensive income (loss)	435,699	(916,650)
Treasury stock, at cost, 353,073,500 shares in 2018 and 430,558,325 shares in 2019	(2,057,733)	(2,606,925)

Total Toyota Motor Corporation shareholders’ equity	18,735,982	19,348,152

Noncontrolling interests	694,120	718,985

Total shareholders’ equity	19,430,102	20,067,137

Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	50,308,249	51,936,949

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	For the years ended March 31,
	2017	2018	2019
Net revenues
Sales of products	25,813,496	27,420,276	28,105,338
Financing operations	1,783,697	1,959,234	2,120,343

Total net revenues	27,597,193	29,379,510	30,225,681

Costs and expenses
Cost of products sold	21,543,035	22,600,474	23,389,495
Cost of financing operations	1,191,301	1,288,679	1,392,290
Selling, general and administrative	2,868,485	3,090,495	2,976,351

Total costs and expenses	25,602,821	26,979,648	27,758,136

Operating income	1,994,372	2,399,862	2,467,545

Other income (expense)
Interest and dividend income	158,983	179,541	225,495
Interest expense	(29,353)	(27,586)	(28,078)
Foreign exchange gain, net	33,601	22,664	12,400
Unrealized gains (losses) on equity securities	—	—	(341,054)
Other income (loss), net	36,222	45,948	(50,843)

Total other income (expense)	199,453	220,567	(182,080)

Income before income taxes and equity in earnings of affiliated companies	2,193,825	2,620,429	2,285,465

Provision for income taxes	628,900	504,406	659,944
Equity in earnings of affiliated companies	362,060	470,083	360,066

Net income	1,926,985	2,586,106	1,985,587

Less - Net income attributable to noncontrolling interests	(95,876)	(92,123)	(102,714)

Net income attributable to Toyota Motor Corporation	1,831,109	2,493,983	1,882,873

Note: Net income attributable to common shareholders for the fiscal year ended March 31, 2017, 2018 and 2019 is ¥1,821,314 million, ¥2,481,692 million and ¥1,868,085 million, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of ¥9,795 million, ¥12,291 million and ¥14,788 million, respectively, from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
- Basic	605.47	842.00	650.55

- Diluted	599.22	832.78	645.11

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Yen in millions
	For the years ended March 31,
	2017	2018	2019
Net income	1,926,985	2,586,106	1,985,587
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(57,926)	(120,606)	27,016
Unrealized gains (losses) on securities	4,279	(94,559)	(21,165)
Pension liability adjustments	93,312	22,315	(54,836)

Total other comprehensive income (loss)	39,665	(192,850)	(48,985)

Comprehensive income	1,966,650	2,393,256	1,936,602

Less - Comprehensive income attributable to noncontrolling interests	(103,161)	(93,096)	(96,458)

Comprehensive income attributable to Toyota Motor Corporation	1,863,489	2,300,160	1,840,144

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

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2018	397,050	487,502	19,473,464	435,699	(2,057,733)	18,735,982	694,120	19,430,102

Cumulative effect of accounting changes			1,282,082	(1,309,620)		(27,538)		(27,538)
Equity transaction with noncontrolling interests and other		105				105	(2,226)	(2,121)
Comprehensive income
Net income			1,882,873			1,882,873	102,714	1,985,587
Other comprehensive income (loss)
Foreign currency translation adjustments				29,448		29,448	(2,432)	27,016
Unrealized gains (losses) on securities				(21,111)		(21,111)	(54)	(21,165)
Pension liability adjustments				(51,066)		(51,066)	(3,770)	(54,836)

Total comprehensive income						1,840,144	96,458	1,936,602

Accretion to Mezzanine equity			(4,850)			(4,850)		(4,850)
Dividends to Toyota Motor Corporation class shareholders			(9,938)			(9,938)		(9,938)
Dividends paid to Toyota Motor Corporation common shareholders			(636,116)			(636,116)		(636,116)
Dividends paid to noncontrolling interests							(69,367)	(69,367)
Repurchase of treasury stock					(550,107)	(550,107)		(550,107)
Reissuance of treasury stock		(445)			915	470		470

Balances at March 31, 2019	397,050	487,162	21,987,515	(916,650)	(2,606,925)	19,348,152	718,985	20,067,137

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	For the years ended March 31,
	2017	2018	2019
Cash flows from operating activities
Net income	1,926,985	2,586,106	1,985,587
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,610,950	1,734,033	1,792,375
Provision (reversal) for doubtful accounts and credit losses	98,666	76,069	80,065
Pension and severance costs, less payments	23,253	4,286	31,645
Losses on disposal of fixed assets	30,673	35,289	35,902
Unrealized losses (gains) on marketable securities	7,073	846	339,472
Deferred income taxes	(53,299)	(237,961)	(86,594)
Equity in earnings of affiliated companies	(362,060)	(470,083)	(360,066)
Changes in operating assets and liabilities, and other
Increase in accounts and notes receivable	(264,784)	(105,435)	(246,845)
Increase in inventories	(246,326)	(171,148)	(166,902)
(Increase) decrease in other current assets	2,135	(149,463)	(102,472)
Increase in accounts payable	145,957	46,648	94,887
Increase (decrease) in accrued income taxes	(121,032)	238,753	(141,329)
Increase in other current liabilities	480,094	211,452	351,122
Other	290,203	423,736	159,750

Net cash provided by operating activities	3,568,488	4,223,128	3,766,597

Cash flows from investing activities
Additions to finance receivables	(13,636,694)	(15,058,516)	(15,884,610)
Collection of finance receivables	12,885,944	14,013,204	14,834,709
Proceeds from sales of finance receivables	42,037	33,108	24,394
Additions to fixed assets excluding equipment leased to others	(1,223,878)	(1,291,117)	(1,452,725)
Additions to equipment leased to others	(2,317,559)	(2,307,590)	(2,286,162)
Proceeds from sales of fixed assets excluding equipment leased to others	41,238	71,820	65,437
Proceeds from sales of equipment leased to others	1,238,278	1,211,272	1,385,074
Purchases of marketable securities and security investments	(2,517,008)	(3,052,916)	(1,840,355)
Proceeds from sales of marketable securities and security investments	260,039	275,574	1,134,127
Proceeds upon maturity of marketable securities and security investments	1,641,502	2,247,964	1,564,671
Payment for additional investments in affiliated companies, net of cash acquired	44,274	(576)	5,010
Changes in investments and other assets, and other	571,888	197,681	(246,811)

Net cash used in investing activities	(2,969,939)	(3,660,092)	(2,697,241)

Cash flows from financing activities
Proceeds from issuance of long-term debt	4,603,446	4,793,939	5,000,921
Payments of long-term debt	(3,845,554)	(4,452,338)	(4,442,232)
Increase in short-term borrowings	273,037	347,738	164,282
Dividends paid to Toyota Motor Corporation class shareholders	(3,697)	(6,194)	(8,690)
Dividends paid to Toyota Motor Corporation common shareholders	(634,475)	(620,698)	(636,116)
Dividends paid to noncontrolling interests	(63,936)	(63,764)	(69,367)
Reissuance (repurchase) of treasury stock	(703,986)	(447,818)	(549,637)

Net cash used in financing activities	(375,165)	(449,135)	(540,839)

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(13,486)	(43,588)	(41,641)
Net increase in cash and cash equivalents and restricted cash and cash equivalents	209,898	70,313	486,876
Cash and cash equivalents and restricted cash and cash equivalents at beginning of year	2,939,428	3,149,326	3,219,639

Cash and cash equivalents and restricted cash and cash equivalents at end of year	3,149,326	3,219,639	3,706,515

Cash and cash equivalents and restricted cash and cash equivalents for the fiscal year ended March 31, 2019 include restricted cash and cash equivalents of 167,370 million yen and 131,811 million yen at the beginning of the year and the end of the year, respectively. Restricted cash and cash equivalents were included in Prepaid expenses and other current assets in the consolidated balance sheets.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

Toyota and its affiliated companies are primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories throughout the world. In addition, Toyota and its affiliated companies provide financing, vehicle leasing and certain other financial services primarily to its dealers and their customers to support the sales of vehicles and other products manufactured by Toyota and its affiliated companies.

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

Estimates -

The preparation of Toyota’s consolidated financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The more significant estimates include: product warranties, liabilities accrued for recalls and other safety measures, allowance for doubtful accounts and credit losses, residual values for leased assets, impairment of long-lived assets, pension costs and obligations, fair value of derivative financial instruments, other-than-temporary losses on debt securities, litigation liabilities and valuation allowance for deferred tax assets.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue recognition -

In the automotive operations, performance obligations are considered to be satisfied when completed vehicles and parts are delivered to the agreed locations with dealers. For parts for overseas production, it is when they are loaded on a ship to foreign manufacturing companies. We do not have any material significant payment terms as payment is received at or shortly after the point of sale.

Toyota’s sales incentive programs principally consist of cash payments to dealers calculated based on vehicle volume or a model sold by a dealer during a certain period of time. Toyota accrues these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program utilizing the most likely outcome method.

The sale of certain vehicles includes a contractual right, which entitles customers to free vehicle maintenance. We use an observable price to determine the stand-alone selling price for separate performance obligations or a cost plus margin approach when one is not available. Such revenues from free maintenance contracts are deferred and recognized as revenue over the period of the contract in proportion to the costs expected to be incurred in satisfying the obligations under the contract.

Revenues from the sales of vehicles under which Toyota conditionally guarantees the minimum resale value are recognized on a pro rata basis from the date of sale to the first exercise date of the guarantee in accordance with lease accounting. The underlying vehicles of these transactions are recorded as assets and are depreciated in accordance with Toyota’s depreciation policy.

We have elected to recognize the cost of transport service activities after the customer gains control as expenses at the time that control of products transfers.

Revenues from retail financing contracts and finance leases are recognized using the effective yield method. Revenues from operating leases are recognized on a straight-line basis over the lease term.

All other operations business of Toyota includes the design, manufacture and sales of housing. Certain revenues from the housing business, such as those of ordered housing are recognized only to the extent of the costs incurred until such time that it can reasonably measure the outcome of the performance obligation.

If the period between satisfaction of the performance obligation and receipt of consideration is expected to be within one year or less, as a practical expedient, we do not adjust the promised amount of consideration for the effects of a significant financing component.

Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

Other costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥448,780 million, ¥509,653 million and ¥490,093 million for the years ended March 31, 2017, 2018 and 2019, respectively.

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

Research and development costs are expensed as incurred. Research and development costs were ¥1,037,528 million, ¥1,064,269 million and ¥1,048,882 million for the years ended March 31, 2017, 2018 and 2019, respectively.

Restricted cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates. Restricted cash and cash equivalents mainly include customer collections on securitized receivables to be distributed to investors as payments on the related secured debt.

Marketable securities and other securities investments -

Marketable securities and other securities investments consist of debt and equity securities. Debt securities designated as available-for-sale are carried at fair value and the difference between fair value and acquisition cost is reflected as a component of accumulated other comprehensive income in shareholders’ equity, net of applicable taxes. Individual securities classified as available-for-sale are reduced to fair value for other-than-temporary declines in market value. In determining if a decline in value is other-than-temporary, Toyota considers the length of time during and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the entity issuing such securities and Toyota’s ability and intent to retain its investment in the entity for a period of time sufficient to allow for any anticipated recovery in market value. Realized gains and losses, which are determined based on the average-cost method, are reflected in the consolidated statements of income when realized.

Changes in fair value on equity securities with readily determinable fair values are recognized in net income. Equity securities without readily determinable fair values are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

As of March 31, 2018 and 2019, finance receivables on nonaccrual status are as follows:

	Yen in millions
	March 31,
	2018	2019
Retail	6,897	9,401
Finance leases	2,117	2,431
Wholesale	12,484	18,217
Real estate	13,856	18,281
Working capital	105	—

	35,459	48,330

As of March 31, 2018 and 2019, finance receivables 90 days or more past due and accruing are as follows:

	Yen in millions
	March 31,
	2018	2019
Retail	26,007	28,438
Finance leases	3,812	3,821

	29,819	32,259

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories -

Inventories are valued at cost, not in excess of net realizable value, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” (“LIFO”) basis. Inventories valued on the LIFO basis totaled ¥472,717 million and ¥470,208 million at March 31, 2018 and 2019, respectively. Had the “first-in, first-out” basis been used for those companies using the LIFO basis, inventories would have been ¥22,778 million and ¥25,302 million higher than reported at March 31, 2018 and 2019, respectively.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Accounting changes -

In May 2014, the Financial Accounting Standards Board (“FASB”) issued updated guidance on the recognition of revenue from contracts with customers. This guidance requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and supersedes the current revenue recognition guidance. Toyota applied the modified retrospective method of adoption to contracts that were not completed as of the adoption on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements. See note 26 to the consolidated financial statements for the disclosure by adoption of this guidance.

In January 2016, the FASB issued updated guidance for financial instruments. This guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments and requires entities to measure equity investments at fair value and recognize any changes in fair value in net income. Toyota adopted this guidance on April 1, 2018. Toyota recognized a cumulative-effect adjustment to retained earnings of ¥1,309,725 million as of April 1, 2018 for after-tax unrealized gains (losses) on equity securities previously recognized in accumulated other comprehensive income. Unrealized gains (losses) on equity securities, which is mainly included in “Unrealized gains (losses) on equity securities” and “Equity in earnings of affiliated companies” of Toyota’s consolidated statements of income for the fiscal year ended March 31, 2019, was losses of ¥419,429 million. See note 5 to the consolidated financial statements for the disclosure by adoption of this guidance.

In August 2016, the FASB issued updated guidance for classification of statement of cash flows. This guidance clarifies classification of certain cash receipts and cash payments of statement of cash flows. Toyota adopted this guidance on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance that would require entities to recognize the income tax consequences of intercompany asset transfers other than inventory. Toyota adopted this guidance on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In November 2016, the FASB issued updated guidance for the statement of cash flows. This guidance requires that restricted cash and restricted cash equivalents should be included with cash and cash equivalents. It also requires entities to disclose how the statement of cash flows that includes restricted cash with cash and cash equivalents reconciles to the balance sheet. Toyota adopted this guidance on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recent pronouncements to be adopted in future periods -

In February 2016, the FASB issued updated guidance for leases. This guidance will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. This guidance may be adopted retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this guidance recognized at the date of initial application. Toyota will apply the modified retrospective method of adoption from the fiscal year beginning April 1, 2019. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements, but expects to record an increase in total assets by approximately 1%.

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

In August 2018, the FASB issued updated guidance for fair value measurements. This guidance adds, removes and modifies fair value measurement disclosure requirements. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Management is evaluating the potential impacts of this guidance on Toyota’s disclosures.

Other information -

On April 1, 2018, Toyota changed the exchange rate used to translate foreign currency-denominated transactions as well as foreign currency-denominated monetary receivables and payables from the Telegraphic Transfer Buying Rate and Telegraphic Transfer Selling Rate to the Telegraphic Transfer Middle Rate. As a result, for the year ended March 31, 2019, net revenues and operating income increased by ¥56,127 million and ¥136,272 million, respectively, other income (expense) decreased by ¥103,300 million and income before income taxes and equity in earnings of affiliated companies increased by ¥32,972 million.

Reclassifications -

Certain prior year amounts have been reclassified to conform to the presentations as of and for the year ended March 31, 2019.

3. Supplemental cash flow information:

Cash payments for income taxes were ¥854,600 million, ¥500,214 million and ¥836,619 million for the years ended March 31, 2017, 2018 and 2019, respectively. Interest payments during the years ended March 31, 2017, 2018 and 2019 were ¥362,602 million, ¥422,720 million and ¥507,812 million, respectively.

Capital lease obligations of ¥5,975 million, ¥4,467 million and ¥6,086 million were incurred for the years ended March 31, 2017, 2018 and 2019, respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In addition to the above, Toyota made several acquisitions and dispositions during the years ended March 31, 2017, 2018 and 2019, however the assets and liabilities acquired or transferred were not material.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2019
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Public and corporate bonds	5,837,423	82,022	73,256	5,846,189
Other	289,285	5,406	845	293,846

Total	6,126,708	87,428	74,101	6,140,035

Securities not practicable to determine fair value
Public and corporate bonds	32,922

Note: Due to the adoption of the new guidance for financial instruments, as of March 31, 2019, equity securities with readily determinable fair values are measured at fair value with changes in the fair value recognized in net income.

Public and corporate bonds include government bonds, and “Other” includes investment trusts.

Unrealized losses continuing over a 12 month period or more in the aggregate were not material as of March 31, 2018 and 2019.

As of March 31, 2018 and 2019, maturities of public and corporate bonds included in available-for-sale are mainly from 1 to 10 years.

Proceeds from sales of available-for-sale securities were ¥251,940 million and ¥248,046 million for the years ended March 31, 2017 and 2018, respectively. On those sales, gross realized gains were ¥61,038 million and ¥7,684 million and gross realized losses were ¥108 million and ¥278 million, respectively.

During the years ended March 31, 2017 and 2018, Toyota recognized impairment losses on available-for-sale securities of ¥7,073 million and ¥846 million, respectively, which are included in “Other income (loss), net” and other in the accompanying consolidated statements of income.

The carrying amount of equity securities with readily determinable fair values was ¥2,154,951 million as of March 31, 2019.

Gains and losses related to equity securities for the year ended March 31, 2019 are as follows:

Yen in millions
Net gains (losses) recognized on equity securities	(334,636)
Less: Net gains (losses) recognized on equity securities sold	4,836

Unrealized gains (losses) on equity securities still held as of March 31, 2019	(339,472)

Toyota did not recognize any material impairment or other adjustments on equity securities without readily determinable fair values for the years ended March 31, 2019. The carrying amount of equity securities without readily determinable fair values was ¥279,178 million as of March 31, 2019.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Finance receivables:

Finance receivables consist of the following:

	Yen in millions
	March 31,
	2018	2019
Retail	11,995,174	12,768,305
Finance leases	1,460,600	1,636,536
Wholesale and other dealer loans	3,281,427	3,489,757

	16,737,201	17,894,598
Deferred origination costs	181,764	204,304
Unearned income	(919,967)	(986,928)
Allowance for credit losses
Retail	(103,457)	(117,594)
Finance leases	(28,817)	(26,483)
Wholesale and other dealer loans	(36,800)	(39,008)

Total allowance for credit losses	(169,074)	(183,085)

Total finance receivables, net	15,829,924	16,928,889
Less - Current portion	(6,348,306)	(6,647,771)

Noncurrent finance receivables, net	9,481,618	10,281,118

Finance receivables were geographically distributed as follows: in North America 55.7%, in Asia 12.3%, in Europe 12.1%, in Japan 8.2% and in Other 11.7% as of March 31, 2018, and in North America 55.2%, in Asia 13.0%, in Europe 12.3%, in Japan 8.2% and in Other 11.3% as of March 31, 2019.

The contractual maturities of retail receivables, the future minimum lease payments on finance leases and the contractual maturities of wholesale and other dealer loans at March 31, 2019 are summarized as follows:

	Yen in millions
Years ending March 31,	Retail	Finance leases	Wholesale and other dealer loans
2020	4,089,096	418,450	2,495,356
2021	3,035,992	325,744	235,985
2022	2,434,026	251,888	237,026
2023	1,728,217	113,040	140,418
2024	942,876	42,582	143,747
Thereafter	538,098	6,538	237,225

	12,768,305	1,158,242	3,489,757

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finance leases consist of the following:

	Yen in millions
	March 31,
	2018	2019
Minimum lease payments	1,039,103	1,158,242
Estimated unguaranteed residual values	421,497	478,294

	1,460,600	1,636,536
Deferred origination costs	10,411	11,929
Less - Unearned income	(120,884)	(143,838)
Less - Allowance for credit losses	(28,817)	(26,483)

Finance leases, net	1,321,310	1,478,144

Toyota is exposed to credit risk on Toyota’s finance receivables. Credit risk is the risk of loss arising from the failure of customers or dealers to meet the terms of their contracts with Toyota or otherwise fail to perform as agreed. Toyota estimates allowance for credit losses by variety of credit-risk evaluation process to cover probable and estimable losses above.

The table below shows the amount of the finance receivables segregated into aging categories based on the number of days outstanding as of March 31, 2018 and 2019:

	Yen in millions
	March 31, 2018
	Retail	Finance leases	Wholesale	Real estate	Working capital
Current	11,802,032	1,448,989	1,721,225	823,007	731,877
30-59 days past due	127,830	5,741	138	—	—
60-89 days past due	32,408	1,760	5,112	—	—
90 days or greater past due	32,904	4,110	—	65	3

Total	11,995,174	1,460,600	1,726,475	823,072	731,880

	Yen in millions
	March 31, 2019
	Retail	Finance leases	Wholesale	Real estate	Working capital
Current	12,554,265	1,625,893	1,806,305	873,427	808,755
30-59 days past due	141,111	4,972	191	—	—
60-89 days past due	35,090	1,396	100	—	—
90 days or greater past due	37,839	4,275	393	106	480

Total	12,768,305	1,636,536	1,806,989	873,533	809,235

The tables below show the recorded investment for credit quality of the finance receivable within the wholesale and other dealer loan receivables portfolio segment as of March 31, 2018 and 2019:

The wholesale and other dealer loan receivables portfolio segment is primarily segregated into credit qualities below based on internal risk assessments by dealers.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Performing: Account not classified as either Credit Watch, At Risk or Default

Credit Watch: Account designated for elevated attention

At Risk:	Account where there is an increased likelihood that default may exist based on qualitative and quantitative factors
Default:	Account is not currently meeting contractual obligations or we have temporarily waived certain contractual requirements

	Yen in millions
	March 31, 2018
	Wholesale	Real estate	Working capital	Total
Performing	1,532,786	716,187	711,193	2,960,166
Credit Watch	126,181	68,923	12,016	207,120
At Risk	39,338	25,369	6,270	70,977
Default	28,170	12,593	2,401	43,164

Total	1,726,475	823,072	731,880	3,281,427

	Yen in millions
	March 31, 2019
	Wholesale	Real estate	Working capital	Total
Performing	1,566,475	743,379	789,948	3,099,802
Credit Watch	156,740	81,848	8,610	247,198
At Risk	58,550	45,564	10,189	114,303
Default	25,224	2,742	488	28,454

Total	1,806,989	873,533	809,235	3,489,757

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below summarize information about impaired finance receivables:

	Yen in millions
	Recorded investment		Unpaid principal balance		Individually evaluated allowance
	March 31,		March 31,		March 31,
	2018	2019	2018	2019	2018	2019
Impaired account balances individually evaluated for impairment with an allowance:
Wholesale	11,582	18,187	11,582	18,187	1,525	3,141
Real estate	9,353	10,545	9,353	10,545	588	1,280
Working capital	5,858	7,451	5,858	7,451	5,429	6,670

Total	26,793	36,183	26,793	36,183	7,542	11,091

Impaired account balances individually evaluated for impairment without an allowance:
Wholesale	8,818	14,429	8,818	14,429
Real estate	15,086	16,870	15,086	16,870
Working capital	2,337	2,220	2,337	2,220

Total	26,241	33,519	26,241	33,519

Impaired account balances aggregated and evaluated for impairment:
Retail	27,151	29,537	26,418	28,788
Finance leases	100	99	74	75

Total	27,251	29,636	26,492	28,863

Total impaired account balances:
Retail	27,151	29,537	26,418	28,788
Finance leases	100	99	74	75
Wholesale	20,400	32,616	20,400	32,616
Real estate	24,439	27,415	24,439	27,415
Working capital	8,195	9,671	8,195	9,671

Total	80,285	99,338	79,526	98,565

The amount of finance receivables modified as a troubled debt restructuring for the year ended March 31, 2019 was not significant for all classes of finance receivables. Finance receivables modified as troubled debt restructurings for the year ended March 31, 2019 and for which there was a payment default were not significant for all classes of such receivables.

7. Other receivables:

Other receivables relate to arrangements with certain component manufacturers whereby Toyota procures inventory for these component manufactures and is reimbursed for the related purchases.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Inventories:

Inventories consist of the following:

	Yen in millions
	March 31,
	2018	2019
Finished goods	1,683,694	1,746,159
Raw materials	435,360	475,504
Work in process	304,929	324,921
Supplies and other	115,806	109,812

Total	2,539,789	2,656,396

9. Vehicles and equipment on operating leases: Vehicles and equipment on operating leases consist of the following:
	Yen in millions
	March 31,
	2018	2019
Vehicles	6,124,699	6,383,788
Equipment	13,373	14,499
Less - Deferred income and other	(203,679)	(259,124)

	5,934,393	6,139,163
Less - Accumulated depreciation	(1,352,840)	(1,428,779)
Less - Allowance for credit losses	(15,013)	(13,314)

Vehicles and equipment on operating leases, net	4,566,540	4,697,070

Rental income from vehicles and equipment on operating leases was ¥850,210 million, ¥927,443 million and ¥959,497 million for the years ended March 31, 2017, 2018 and 2019, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

Years ending March 31,	Yen in millions
2020	805,907
2021	537,742
2022	245,145
2023	50,834
2024	9,860
Thereafter	1,983

Total minimum future rentals	1,651,471

The future minimum rentals as shown above should not be considered indicative of future cash collections.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Allowance for doubtful accounts and credit losses:

The net changes in the allowance for doubtful accounts relating to trade accounts and notes receivable for the years ended March 31, 2017, 2018 and 2019 are as follows:

	Yen in millions
	For the years ended March 31,
	2017	2018	2019
Allowance for doubtful accounts at beginning of year	94,853	100,712	98,590
Provision for doubtful accounts, net of reversal	6,519	(74)	(1,375)
Write-offs	(3,839)	(2,374)	(2,472)
Other	3,179	326	(4,370)

Allowance for doubtful accounts at end of year	100,712	98,590	90,373

“Other” includes the impact of currency translation adjustments for the years ended March 31, 2017, 2018 and 2019.

A portion of the allowance for doubtful accounts balance at March 31, 2018 and 2019 totaling ¥72,665 million and ¥74,003 million, respectively, is attributed to certain non-current receivable balances which are reported as “Other” assets in the consolidated balance sheets.

The net changes in the allowance for credit losses relating to finance receivables and vehicles and equipment on operating leases for the years ended March 31, 2017, 2018 and 2019 are as follows:

	Yen in millions
	For the years ended March 31,
	2017	2018	2019
Allowance for credit losses at beginning of year	167,330	178,101	184,087
Provision for credit losses, net of reversal	92,147	76,143	81,440
Charge-offs	(99,550)	(96,444)	(91,698)
Recoveries	21,757	25,344	26,178
Other	(3,583)	943	(3,608)

Allowance for credit losses at end of year	178,101	184,087	196,399

“Other” primarily includes the impact of currency translation adjustments for the years ended March 31, 2017, 2018 and 2019.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The net changes in the allowance for credit losses above relating to retail receivables portfolio segment, finance lease receivables portfolio segment and wholesale and other dealer loan receivables portfolio segment for the years ended March 31, 2017, 2018 and 2019 are as follows:

	Yen in millions
	For the year ended March 31, 2017
	Retail	Finance leases	Wholesale and other dealer loans
Allowance for credit losses at beginning of year	98,853	24,600	30,828
Provision for credit losses, net of reversal	67,433	1,657	854
Charge-offs	(78,114)	(2,007)	(324)
Recoveries	18,282	194	160
Other	(2,100)	(482)	(622)

Allowance for credit losses at end of year	104,354	23,962	30,896

	Yen in millions
	For the year ended March 31, 2018
	Retail	Finance leases	Wholesale and other dealer loans
Allowance for credit losses at beginning of year	104,354	23,962	30,896
Provision for credit losses, net of reversal	52,891	7,115	6,497
Charge-offs	(74,868)	(2,708)	(823)
Recoveries	20,511	315	59
Other	569	133	171

Allowance for credit losses at end of year	103,457	28,817	36,800

	Yen in millions
	For the year ended March 31, 2019
	Retail	Finance leases	Wholesale and other dealer loans
Allowance for credit losses at beginning of year	103,457	28,817	36,800
Provision for credit losses, net of reversal	68,470	710	3,990
Charge-offs	(72,657)	(2,903)	(1,111)
Recoveries	20,485	345	45
Other	(2,161)	(486)	(716)

Allowance for credit losses at end of year	117,594	26,483	39,008

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Affiliated companies and variable interest entities:

Investments in and transactions with affiliated companies -

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions
	March 31,
	2018	2019
Current assets	12,766,962	13,555,478
Noncurrent assets	12,326,689	12,464,250

Total assets	25,093,651	26,019,728

Current liabilities	8,061,342	8,322,336
Long-term liabilities and noncontrolling interests	5,940,549	6,398,659
Affiliated companies accounted for by the equity method shareholders’ equity	11,091,760	11,298,733

Total liabilities and shareholders’ equity	25,093,651	26,019,728

Toyota’s share of affiliated companies accounted for by the equity method shareholders’ equity	3,162,711	3,313,703

Number of affiliated companies accounted for by the equity method at end of period	57	63

	Yen in millions
	For the years ended March 31,
	2017	2018	2019
Net revenues	30,309,263	30,680,535	32,200,711

Gross profit	3,644,267	4,065,344	4,070,621

Net income attributable to affiliated companies accounted for by the equity method	1,099,080	1,344,687	857,832

Equity in earnings of affiliated companies attributable to Toyota Motor Corporation	362,060	470,083	360,066

Entities comprising a significant portion of Toyota’s investment in affiliated companies and percentage of ownership are presented below:

	Percentage of ownership
	March 31,
Name of affiliated companies	2018	2019
Denso Corporation	24.4%	24.5%
Toyota Industries Corporation	24.9%	24.9%
Aisin Seiki Co., Ltd.	24.9%	24.9%
Toyota Tsusho Corporation	22.0%	22.0%
Toyoda Gosei Co., Ltd.	43.0%	43.0%

Certain affiliated companies accounted for by the equity method with carrying amounts of ¥2,334,642 million and ¥2,430,251 million at March 31, 2018 and 2019, respectively, were quoted on various established markets at an aggregate value of ¥3,145,940 million and ¥2,513,886 million, respectively. Toyota

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

evaluated its investments in affiliated companies, considering the length of time and the extent to which the quoted market prices have been less than the carrying amounts, the financial condition and near-term prospects of the affiliated companies and Toyota’s ability and intent to retain those investments in the companies for a period of time. Toyota did not recognize any impairment loss for the years ended March 31, 2017, 2018 and 2019.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions
	March 31,
	2018	2019
Trade accounts and notes receivable, and other receivables	301,335	362,831
Accounts payable and other payables	736,023	845,755

	Yen in millions
	For the years ended March 31,
	2017	2018	2019
Net revenues	1,914,318	2,004,632	2,213,236
Purchases	5,357,682	5,749,430	6,431,464

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2017, 2018 and 2019 were ¥180,326 million, ¥196,403 million and ¥204,322 million, respectively.

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

Related to securitization transactions, ¥1,964,350 million and ¥1,872,564 million retail finance receivables, ¥618,787 million and ¥609,694 million vehicles on operating leases, ¥146,828 million and ¥131,804 million restricted cash and ¥1,952,973 million and ¥1,893,073 million secured debt were included in Toyota’s consolidated financial statements as of March 31, 2018 and 2019, respectively. The creditors of the VIEs do not have recourse to Toyota’s general credit with the exception of debts guaranteed by Toyota. Risks to which Toyota is exposed including credit, interest rate, and/or prepayment risks are not incremental compared with the situation before Toyota enters into securitization transactions.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota has variable interests in investment trusts that are VIEs. With respect to some of the investment trusts, Toyota has both the obligation to absorb losses of or the right to receive benefits from the VIEs that could potentially be significant to the VIEs and the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance through the asset manager. As a result, Toyota is considered the primary beneficiary of the VIEs and therefore consolidates the VIEs. Related to such investment trusts, ¥2,790,679 million marketable securities and other securities investments were included in Toyota’s consolidated financial statements as of March 31, 2019.

As for other investment trusts, Toyota determined that it was not the primary beneficiary due to lack of the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and, therefore, does not consolidate the VIEs. Investments in the trusts are held at fair value and are included in “Marketable securities and other securities investments” in the accompanying consolidated balance sheets. As of March 31, 2019, the maximum exposure to loss is limited to the carrying value of its investment in the trusts, which totaled ¥22,001 million, compared to ¥446,778 million as of March 31, 2018. Toyota does not provide support that is not contractually required to the trusts.

As for VIEs other than those specified above, neither the aggregate size nor Toyota’s involvements are material to Toyota’s consolidated financial statements.

12. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2018 and 2019 consist of the following:

	Yen in millions
	March 31,
	2018	2019
Loans, principally from banks, with a weighted-average interest at March 31, 2018 and March 31, 2019 of 2.14% and of 2.11% per annum, respectively	1,254,444	1,468,430
Commercial paper with a weighted-average interest at March 31, 2018 and March 31, 2019 of 1.65% and of 2.28% per annum, respectively	3,900,469	3,876,544

	5,154,913	5,344,973

As of March 31, 2019, Toyota has unused short-term lines of credit amounting to ¥1,892,166 million of which ¥274,058 million related to commercial paper programs. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2018 and 2019 comprises the following:

	Yen in millions
	March 31,
	2018	2019
Unsecured loans, representing obligations principally to banks, due 2018 to 2036 in 2018 and due 2019 to 2041 in 2019 with a weighted-average interest at March 31, 2018 and March 31, 2019 of 2.70% and of 2.78% per annum, respectively	3,215,309	3,441,336
Secured loans, representing obligations principally to finance receivables securitization due 2018 to 2030 in 2018 and due 2019 to 2026 in 2019 with a weighted-average interest at March 31, 2018 and March 31, 2019 of 1.99% and of 2.47% per annum, respectively	1,963,057	1,840,204
Medium-term notes of consolidated subsidiaries, due 2018 to 2046 in 2018 and due 2019 to 2048 in 2019 with a weighted-average interest at March 31, 2018 and March 31, 2019 of 2.18% and of 2.46% per annum, respectively	6,994,629	7,372,550
Unsecured notes of parent company, due 2018 to 2037 in 2018 and due 2019 to 2037 in 2019 with a weighted-average interest at March 31, 2018 and March 31, 2019 of 0.94% and of 1.84% per annum, respectively	370,000	511,980
Unsecured notes of consolidated subsidiaries, due 2018 to 2031 in 2018 and due 2019 to 2031 in 2019 with a weighted-average interest at March 31, 2018 and March 31, 2019 of 2.20% and of 2.12% per annum, respectively	1,569,517	1,566,994
Secured notes of consolidated subsidiaries, due 2018 to 2021 in 2018 and due 2019 to 2022 in 2019 with a weighted-average interest at March 31, 2018 and March 31, 2019 of 7.90% and of 7.78% per annum, respectively	59,513	53,120
Long-term capital lease obligations, due 2018 to 2035 in 2018 and due 2019 to 2035 in 2019 with interest ranging from 0.37% to 14.73% per annum in 2018 and from 0.12% to 14.73% per annum in 2019	20,626	19,021

	14,192,651	14,805,205
Less - Current portion due within one year	(4,186,277)	(4,254,260)

	10,006,374	10,550,945

As of March 31, 2019, approximately 48%, 11%, 11%, 9%, 5% and 16% of long-term debt are denominated in U.S. dollars, euros, Japanese yen, Australian dollars, Canadian dollars and other currencies, respectively.

As of March 31, 2019, property, plant and equipment with a book value of ¥641,465 million and other assets aggregating ¥1,936,680 million were pledged as collateral mainly for certain debt obligations of subsidiaries. These other assets principally consist of securitized finance receivables.

The aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Years ending March 31,	Yen in millions
2020	4,254,260
2021	3,057,026
2022	3,033,332
2023	2,221,041
2024	1,123,524

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Standard agreements with certain banks include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. During the year ended March 31, 2019, Toyota has not received any significant requests from these banks.

As of March 31, 2019, Toyota has unused long-term lines of credit amounting to ¥6,457,394 million.

Interest expense during the years ended March 31, 2017, 2018 and 2019 were ¥352,691 million, ¥415,094 million and ¥499,871 million, respectively. Interest expense related to the financial services business is included in “Cost of financing operations” in the accompanying consolidated statements of income.

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

The net changes in liabilities for quality assurances above for the years ended March 31, 2017, 2018 and 2019 consist of the following:

	Yen in millions
	For the years ended March 31,
	2017	2018	2019
Liabilities for quality assurances at beginning of year	1,403,764	1,696,938	1,702,312
Payments made during year	(604,853)	(586,943)	(489,461)
Provision for quality assurances	919,086	649,377	565,012
Changes relating to pre-existing quality assurances	(24,147)	(56,769)	(1,411)
Other	3,088	(291)	(7,177)

Liabilities for quality assurances at end of year	1,696,938	1,702,312	1,769,275

“Other” primarily includes the impact of currency translation adjustments and the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the net changes in liabilities for recalls and other safety measures which are comprised in liabilities for quality assurances above for the years ended March 31, 2017, 2018 and 2019.

	Yen in millions
	For the years ended March 31,
	2017	2018	2019
Liabilities for recalls and other safety measures at beginning of year	925,475	1,275,200	1,275,256
Payments made during year	(444,416)	(456,177)	(396,971)
Provision for recalls and other safety measures	794,009	454,391	428,613
Other	132	1,842	(4,589)

Liabilities for recalls and other safety measures at end of year	1,275,200	1,275,256	1,302,309

14. Other payables:

Other payables are mainly related to purchases of property, plant and equipment and non-manufacturing purchases.

15. Income taxes:

The components of income before income taxes comprise the following:

	Yen in millions
	For the years ended March 31,
	2017	2018	2019
Income before income taxes:
Parent company and domestic subsidiaries	1,423,208	1,880,971	1,552,975
Foreign subsidiaries	770,617	739,458	732,490

	2,193,825	2,620,429	2,285,465

The provision for income taxes consists of the following:
	Yen in millions
	For the years ended March 31,
	2017	2018	2019
Current income tax expense:
Parent company and domestic subsidiaries	435,560	565,998	599,521
Foreign subsidiaries	246,639	176,369	147,017

Total current	682,199	742,367	746,538

Deferred income tax expense (benefit):
Parent company and domestic subsidiaries	(21,756)	45,097	(110,608)
Foreign subsidiaries	(31,543)	(283,058)	24,014

Total deferred	(53,299)	(237,961)	(86,594)

Total provision	628,900	504,406	659,944

Net deferred liabilities as of March 31, 2018 decreased by ¥218,323 million and provision for income taxes for the year ended March 31, 2018 decreased by ¥249,694 million, respectively, resulting from the Tax Cuts and Jobs Act of 2017 of the United States.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 31.1%, 31.1% and 30.9% for the years ended March 31, 2017, 2018 and 2019, respectively. The statutory tax rates in effect for the year in which the temporary differences are expected to reverse are used to calculate the tax effects of temporary differences which are expected to reverse in the future years. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the years ended March 31,
	2017	2018	2019
Statutory tax rate	31.1%	31.1%	30.9%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	0.4	0.4	0.4
Deferred tax liabilities on undistributed earnings of foreign subsidiaries	1.3	1.1	1.2
Deferred tax liabilities on undistributed earnings of affiliated companies accounted for by the equity method	3.3	3.8	3.1
Valuation allowance	(0.6)	(2.0)	0.2
Tax credits	(4.8)	(4.3)	(5.3)
The difference between the statutory tax rate in Japan and that of foreign subsidiaries	(1.9)	(1.5)	(2.3)
Unrecognized tax benefits adjustments	0.4	0.2	(0.1)
Revision to reduce deferred tax assets and liabilities at the fiscal year-end due to changes in tax rates	—	—	—
Effect of the Tax Cuts and Jobs Act of 2017 of the United States	—	(9.5)	—
Other	(0.5)	(0.1)	0.8

Effective income tax rate	28.7%	19.2%	28.9%

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31,
	2018	2019
Deferred tax assets
Accrued pension and severance costs	199,366	256,478
Accrued expenses and liabilities for quality assurances	609,257	664,950
Other accrued employees’ compensation	112,316	121,024
Operating loss carryforwards for tax purposes	203,897	364,220
Allowance for doubtful accounts and credit losses	63,223	69,049
Property, plant and equipment and other assets	249,320	266,866
Other	348,852	338,744

Gross deferred tax assets	1,786,231	2,081,331
Less - Valuation allowance	(93,814)	(93,599)

Total deferred tax assets	1,692,417	1,987,732

Deferred tax liabilities
Unrealized gains on securities, net	(635,292)	(493,052)
Undistributed earnings of foreign subsidiaries	(29,967)	(25,972)
Undistributed earnings of affiliated companies accounted for by the equity method	(794,485)	(836,860)
Basis difference of acquired assets	(30,768)	(29,116)
Lease transactions	(751,292)	(946,128)
Other	(74,658)	(169,583)

Gross deferred tax liabilities	(2,316,462)	(2,500,711)

Net deferred tax liability	(624,045)	(512,979)

The deferred tax assets and liabilities above that comprise the net deferred tax liability are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31,
	2018	2019
Deferred tax assets
Investments and other assets - Other	494,120	501,872
Deferred tax liabilities
Deferred income taxes (Long-term liabilities)	(1,118,165)	(1,014,851)

Net deferred tax liability	(624,045)	(512,979)

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

Operating loss carryforwards for tax purposes as of March 31, 2019 in Japan and foreign countries were ¥23,548 million and ¥1,658,779 million, respectively, and are available as an offset against future taxable income. The majority of these carryforwards in Japan and foreign countries expire in years 2020 to 2029 and expire in years 2020 to 2039, respectively. Tax credit carryforwards as of March 31, 2019 in Japan and foreign countries were ¥3,296 million and ¥65,796 million, respectively, and the majority of these carryforwards in Japan and foreign countries expire in years 2020 to 2022 and expire in years 2020 to 2039, respectively.

The valuation allowance mainly relates to deferred tax assets of operating loss and foreign tax credit carryforwards for tax purposes that are not more-likely-than-not to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2017, 2018 and 2019 consist of the following:

	Yen in millions
	For the years ended March 31,
	2017	2018	2019
Valuation allowance at beginning of year	151,665	146,623	93,814
Additions	27,147	16,106	13,967
Deductions	(37,891)	(74,435)	(9,801)
Other	5,702	5,520	(4,381)

Valuation allowance at end of year	146,623	93,814	93,599

“Other” includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments during the years ended March 31, 2017, 2018 and 2019.

Because management intends to reinvest undistributed earnings of foreign subsidiaries to the extent not expected to be remitted in the foreseeable future, management has made no provision for income taxes on those undistributed earnings aggregating ¥3,850,458 million as of March 31, 2019. Toyota estimates an additional tax provision of ¥150,714 million would be required if the full amount of those undistributed earnings were remitted.

A summary of the gross unrecognized tax benefits changes for the years ended March 31, 2017, 2018 and 2019 is as follows:

	Yen in millions
	For the years ended March 31,
	2017	2018	2019
Balance at beginning of year	19,250	21,553	21,564
Additions based on tax positions related to the current year	8,187	612	1,212
Additions for tax positions of prior years	6,076	13,954	1,304
Reductions for tax positions of prior years	(5,593)	(13,217)	(819)
Reductions for tax positions related to lapse of statute of limitations	(9)	—	—
Reductions for settlements	(6,317)	(26)	(6,696)
Other	(41)	(1,312)	703

Balance at end of year	21,553	21,564	17,268

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was not material at March 31, 2017, 2018 and 2019, respectively. Toyota does not believe it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

Interest and penalties related to income tax liabilities are included in “Other income (loss), net”. The amounts of interest and penalties accrued as of and recognized for the years ended March 31, 2017, 2018 and 2019, were not material.

Toyota remains subject to income tax examination for the tax returns related to the years beginning on and after April 1, 2012 and April 1, 2002, with various tax jurisdictions in Japan and foreign countries, respectively.

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

Unpaid dividends included in mezzanine equity as of March 31, 2018 and 2019 were ¥3,721 million and ¥4,969 million, respectively.

The difference between the issuance amount and initial carrying amount of the mezzanine equity is adjusted for accretion of the mezzanine equity over a period of time from the issuance date until the Class Shares can first be redeemed.

17. Shareholders’ equity:

Changes in the number of shares of common stock issued have resulted from the following:

	For the years ended March 31,
	2017	2018	2019
Common stock issued
Balance at beginning of year	3,337,997,492	3,262,997,492	3,262,997,492
Issuance during the year	—	—	—
Purchase and retirement	(75,000,000)	—	—

Balance at end of year	3,262,997,492	3,262,997,492	3,262,997,492

Annual dividends per common share were ¥210, ¥220 and ¥220 for the years ended March 31, 2017, 2018 and 2019, respectively.

The Companies Act provides that an amount equal to 10% of distributions from surplus paid by the parent company and its Japanese subsidiaries be appropriated as a capital reserve or a retained earnings reserve. No further appropriations are required when the total amount of the capital reserve and the retained earnings reserve reaches 25% of stated capital.

The retained earnings reserve included in retained earnings as of March 31, 2018 and 2019 were ¥194,890 million and ¥198,605 million, respectively. The Companies Act provides that the retained earnings reserve of the parent company and its Japanese subsidiaries is restricted and unable to be used for dividend payments, and is excluded from the calculation of the profit available for dividend.

The amounts of statutory retained earnings of the parent company available for dividend payments to shareholders were ¥9,256,045 million and ¥9,958,581 million as of March 31, 2018 and 2019, respectively. In accordance with customary practice in Japan, the distributions from surplus are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings at March 31, 2019 include amounts representing year-end cash dividends of ¥339,892 million, ¥120 per common share, which were resolved at the Meeting of the Board of Directors held on May 8, 2019.

Retained earnings at March 31, 2019 include ¥2,771,434 million relating to equity in undistributed earnings of affiliated companies accounted for by the equity method.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The repurchase, reissuance and retirement of treasury stock for the years ended March 31, 2017, 2018 and 2019 are as follows:

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

Reissuance of treasury stock

Reason for reissuing treasury stock -

On August 4, 2017, the parent company and Mazda Motor Corporation (Mazda) signed an agreement to enter a business and capital alliance, with the aim of further strengthening their lasting partnership. The parent company acquired common stock newly issued by Mazda through a third-party allotment. Mazda acquired the parent company’s shares that were equivalent in value to the Mazda shares through a disposition of treasury stock involving a third-party allotment implemented by the parent company.

Details of matters relating to reissuance -

Number of common shares reissued	8,293,300 shares
Amount of proceeds	¥50,000 million

For the year ended March 31, 2019

Repurchase of treasury stock

Reason for repurchasing treasury stock -

The repurchase was made to return capital to shareholders in addition to promoting capital efficiency and agile capital policy in view of the business environment.

Details of matters relating to repurchase -

Number of common shares repurchased	77,622,700 shares
Total purchase price for repurchase of shares	¥549,986 million

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Accumulated other comprehensive income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
Balance at March 31, 2016	(499,055)	1,424,945	(315,122)	610,768
Other comprehensive income (loss) before reclassifications, net of taxes of ¥9,240 million, ¥(9,048) million, ¥(40,099) million and ¥(39,907) million	(57,926)	41,134	82,939	66,147
Reclassifications, net of taxes of ¥— million, ¥23,275 million, ¥(5,255) million and ¥18,020 million	—	(36,855)	10,373	(26,482)

Other comprehensive income (loss), net of tax	(57,926)	4,279	93,312	39,665
Less - Other comprehensive income attributable to noncontrolling interests	5,499	(12,281)	(503)	(7,285)
Equity transaction with noncontrolling interests and other	(8,626)	9,060	(2,660)	(2,226)

Balance at March 31, 2017	(560,108)	1,426,003	(224,973)	640,922
Other comprehensive income (loss) before reclassifications, net of taxes of ¥(3,624) million, ¥38,539 million, ¥(7,568) million and ¥27,347 million	(113,942)	(72,501)	15,814	(170,629)
Reclassifications, net of taxes of ¥— million, ¥9,729 million, ¥(2,500) million and ¥7,229 million	(6,664)	(22,058)	6,501	(22,221)

Other comprehensive income (loss), net of tax	(120,606)	(94,559)	22,315	(192,850)
Less - Other comprehensive income attributable to noncontrolling interests	1,629	(2,022)	(580)	(973)
Equity transaction with noncontrolling interests and other	—	162	(11,562)	(11,400)

Balance at March 31, 2018	(679,085)	1,329,584	(214,800)	435,699
Effect of change in accounting policy	105	(1,309,725)	—	(1,309,620)
Other comprehensive income (loss) before reclassifications, net of taxes of ¥8,703 million, ¥3,382 million, ¥25,795 million and ¥37,880 million	25,639	(6,139)	(62,288)	(42,788)
Reclassifications, net of taxes of ¥— million, ¥6,963 million, ¥(2,892) million and ¥4,071 million	1,377	(15,026)	7,452	(6,197)

Other comprehensive income (loss), net of tax	27,016	(21,165)	(54,836)	(48,985)
Less - Other comprehensive income attributable to noncontrolling interests	2,432	54	3,770	6,256

Balance at March 31, 2019	(649,532)	(1,252)	(265,866)	(916,650)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications for the years ended March 31, 2017, 2018 and 2019 consist of the following:

	Yen in millions
	For the years ended March 31,			Affected line items in the consolidated statements of income
	2017	2018	2019
Foreign currency translation adjustments:
	—	(6,664)	1,377	Other income (loss), net

	—	(6,664)	1,377	Income before income taxes and equity in earnings of affiliated companies

	—	(6,664)	1,377	Net income

Unrealized gains (losses) on securities:
	(24,553)	(4,567)	1,243	Financing operations
	(3,572)	(25,247)	(22,374)	Foreign exchange gain, net
	(31,685)	(1,993)	(827)	Other income (loss), net

	(59,810)	(31,807)	(21,958)	Income before income taxes and equity in earnings of affiliated companies
	23,275	9,729	6,963	Provision for income taxes
	(320)	20	(31)	Equity in earnings of affiliated companies

	(36,855)	(22,058)	(15,026)	Net income

Pension liability adjustments:
Recognized net actuarial loss	19,432	12,914	14,029	*1
Amortization of prior service costs	(3,804)	(3,913)	(3,685)	*1

	15,628	9,001	10,344	Income before income taxes and equity in earnings of affiliated companies
	(5,255)	(2,500)	(2,892)	Provision for income taxes

	10,373	6,501	7,452	Net income

Total reclassifications, net of tax	(26,482)	(22,221)	(6,197)

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost. See note 20 to the consolidated financial statements for additional information.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There were no stock-based compensation expenses for stock options as selling, general and administrative expenses for the years ended March 31, 2017, 2018 and 2019, respectively.

The following table summarizes Toyota’s stock option activity:

		Yen		Yen in millions
	Number of shares	Weighted- average exercise price	Weighted- average remaining contractual life in years	Aggregate intrinsic value
Options outstanding at March 31, 2016	2,093,500	3,858	1.56	4,384
Granted	—	—
Exercised	(785,600)	4,006
Canceled	(115,600)	4,682

Options outstanding at March 31, 2017	1,192,300	3,682	0.80	2,813
Granted	—	—
Exercised	(643,800)	3,726
Canceled	(264,900)	4,154

Options outstanding at March 31, 2018	283,600	3,153	0.33	1,041

Granted	—	—
Exercised	(155,100)	3,156
Canceled	(128,500)	3,153

Options outstanding at March 31, 2019	—	—	—	—

Options exercisable at March 31, 2017	1,192,300	3,682	0.80	2,813
Options exercisable at March 31, 2018	283,600	3,153	0.33	1,041
Options exercisable at March 31, 2019	—	—	—	—

The total intrinsic value of options exercised for the years ended March 31, 2017, 2018 and 2019 was ¥1,632 million, ¥1,881 million and ¥618 million, respectively.

Cash received from the exercise of stock options for the years ended March 31, 2017, 2018 and 2019 was ¥3,147 million, ¥2,399 million and ¥490 million, respectively.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information regarding Toyota’s defined benefit plans is as follows:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2018	2019	2018	2019
Change in benefit obligation
Benefit obligation at beginning of year	1,930,498	2,019,310	1,026,024	1,097,981
Service cost	88,964	99,838	35,887	46,930
Interest cost	13,252	12,967	37,817	40,708
Plan participants’ contributions	1,266	974	912	1,045
Plan amendments	(58)	(1,067)	(12)	13
Net actuarial (gain) loss	35,017	67,391	66,039	7,755
Acquisition and other	18,206	(20,786)	(26,616)	21,634
Benefits paid	(67,835)	(78,554)	(42,070)	(29,169)

Benefit obligation at end of year	2,019,310	2,100,073	1,097,981	1,186,897

Change in plan assets
Fair value of plan assets at beginning of year	1,483,889	1,612,879	758,306	815,483
Actual return on plan assets	111,278	3,208	89,924	59,237
Acquisition and other	14,615	(13,705)	(16,009)	12,696
Employer contributions	42,095	41,276	20,961	18,952
Plan participants’ contributions	1,266	974	912	1,045
Benefits paid	(40,264)	(44,141)	(38,611)	(24,629)

Fair value of plan assets at end of year	1,612,879	1,600,491	815,483	882,784

Funded status	406,431	499,582	282,498	304,113

Amounts recognized in the consolidated balance sheets as of March 31, 2018 and 2019 are comprised of the following:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2018	2019	2018	2019
Accrued expenses (Accrued pension and severance costs)	27,718	34,298	2,982	3,234
Accrued pension and severance costs	647,134	657,380	284,048	306,026
Investments and other assets - Other (Prepaid pension and severance costs)	(268,421)	(192,096)	(4,532)	(5,147)

Net amount recognized	406,431	499,582	282,498	304,113

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts recognized in accumulated other comprehensive income (loss) as of March 31, 2018 and 2019 are comprised of the following:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2018	2019	2018	2019
Net actuarial loss	(248,791)	(339,814)	(119,407)	(91,072)
Prior service costs	32,812	29,801	(1,826)	(1,612)
Net transition obligation	—	—	—	—

Net amount recognized	(215,979)	(310,013)	(121,233)	(92,684)

The accumulated benefit obligation for all defined benefit pension plans was ¥1,959,533 million and ¥2,040,344 million in Japanese plans, ¥1,023,094 million and ¥1,120,453 million in Foreign plans at March 31, 2018 and 2019, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2018	2019	2018	2019
Projected benefit obligation	833,080	872,867	490,844	535,630
Accumulated benefit obligation	806,774	847,017	468,611	515,918
Fair value of plan assets	170,234	198,315	201,402	215,006

Components of the net periodic pension cost are as follows:

	Yen in millions
	For the years ended March 31,
	Japanese plans			Foreign plans
	2017	2018	2019	2017	2018	2019
Service cost	89,443	88,964	99,838	41,733	35,887	46,930
Interest cost	8,800	13,252	12,967	35,593	37,817	40,708
Expected return on plan assets	(33,524)	(36,409)	(38,551)	(38,893)	(41,048)	(37,530)
Amortization of prior service costs	(4,148)	(4,226)	(3,904)	344	313	219
Recognized net actuarial loss	14,298	7,462	6,927	5,134	5,452	7,102
Amortization of net transition obligation	—	—	—	—	—	—

Net periodic pension cost	74,869	69,043	77,277	43,911	38,421	57,429

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) are as follows:

	Yen in millions
	For the years ended March 31,
	Japanese plans			Foreign plans
	2017	2018	2019	2017	2018	2019
Net actuarial gain (loss)	93,859	39,852	(102,734)	13,647	(17,163)	13,952
Recognized net actuarial loss	14,298	7,462	6,927	5,134	5,452	7,102
Prior service costs	21	58	1,067	996	12	(13)
Amortization of prior service costs	(4,148)	(4,226)	(3,904)	344	313	219
Amortization of net transition obligation	—	—	—	—	—	—
Other	811	(7,979)	4,610	1,962	9,004	7,289

Total recognized in other comprehensive income (loss)	104,841	35,167	(94,034)	22,083	(2,382)	28,549

“Other” includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments during the years ended March 31, 2017, 2018 and 2019.

The estimated prior service costs and net actuarial loss that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost during the year ending March 31, 2020 are ¥ (3,400) million and ¥10,100 million in Japanese plans, ¥200 million and ¥4,500 million in Foreign plans , respectively.

Weighted-average assumptions used to determine benefit obligations as of March 31, 2018 and 2019 are as follows:

	March 31,
	Japanese plans		Foreign plans
	2018	2019	2018	2019
Discount rate	0.7%	0.6%	3.9%	3.8%
Rate of compensation increase	3.3%	3.1%	3.6%	3.5%

As of March 31, 2018 and 2019, the parent company and certain subsidiaries in Japan employ “point” based retirement benefit plans and do not use the rates of compensation increase to determine benefit obligations.

Weighted-average assumptions used to determine net periodic pension cost for the years ended March 31, 2017, 2018 and 2019 are as follows:

	For the years ended March 31,
	Japanese plans			Foreign plans
	2017	2018	2019	2017	2018	2019
Discount rate	0.5%	0.7%	0.7%	4.2%	4.0%	3.9%
Expected return on plan assets	2.4%	2.4%	2.4%	6.1%	6.0%	5.6%
Rate of compensation increase	2.7%	2.9%	3.3%	3.9%	3.8%	3.6%

During the years ended March 31, 2017, 2018 and 2019, the parent company and certain subsidiaries in Japan employ “point” based retirement benefit plans and do not use the rates of compensation increase to determine net periodic pension cost.

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

Toyota’s policy and objective for plan asset management is to maximize returns on plan assets to meet future benefit payment requirements under risks which Toyota considers permissible. Asset allocations under the plan asset management are determined based on plan asset management policies of each plan which are established to achieve the optimized asset compositions in terms of the long-term overall plan asset management. In Japanese plans, excepting equity securities contributed by Toyota, approximately 40% of the plan assets is invested in equity securities, approximately 30% is invested in debt securities, and the rest of them is invested in insurance contracts and other products. In Foreign plans, excepting equity securities contributed by Toyota, approximately 50% of the plan assets is invested in equity securities, approximately 40% is invested in debt securities, and the rest of them is invested in other products. When actual allocations are not in line with target allocations, Toyota rebalances its investments in accordance with the policies. Prior to making individual investments, Toyota performs in-depth assessments of corresponding factors including category of products, industry type, currencies and liquidity of each potential investment under consideration to mitigate concentrations of risks such as market risk and foreign currency exchange rate risk. To assess performance of the investments, Toyota establishes bench mark return rates for each individual investment, combines these individual bench mark rates based on the asset composition ratios within each asset category, and compares the combined rates with the corresponding actual return rates on each asset category.

The following table summarizes the fair value of classes of plan assets as of March 31, 2018 and 2019. See note 28 to the consolidated financial statements for three levels of input which are used to measure fair value.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2019
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	531,159	—	—	531,159
Commingled funds	—	192,012	—	192,012

	531,159	192,012	—	723,171

Debt securities
Government bonds	98,578	—	—	98,578
Commingled funds	—	286,783	—	286,783
Other	—	54,652	—	54,652

	98,578	341,435	—	440,013

Insurance contracts	—	226,093	—	226,093
Other	84,208	38,439	4,242	126,889
Investments measured at net asset value	—	—	—	84,325

Total	713,945	797,979	4,242	1,600,491

Foreign plans

	Yen in millions
	March 31, 2018
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	178,476	—	—	178,476
Commingled funds	—	197,566	—	197,566

	178,476	197,566	—	376,042

Debt securities
Government bonds	89,928	—	—	89,928
Commingled funds	—	11,642	—	11,642
Other	—	35,032	—	35,032

	89,928	46,674	—	136,602

Insurance contracts	—	—	—	—
Other	12,487	18,107	31,288	61,882
Investments measured at net asset value	—	—	—	240,957

Total	280,891	262,347	31,288	815,483

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2019
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	123,875	—	—	123,875
Commingled funds	—	215,386	—	215,386

	123,875	215,386	—	339,261

Debt securities
Government bonds	141,054	—	—	141,054
Commingled funds	—	—	—	—
Other	—	164,877	—	164,877

	141,054	164,877	—	305,931

Insurance contracts	—	—	—	—
Other	10,292	24,810	27,903	63,005
Investments measured at net asset value	—	—	—	174,587

Total	275,221	405,073	27,903	882,784

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

The following is description of the assets, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Quoted market prices for identical securities are used to measure fair value of common stocks. Japanese stocks and foreign stocks represent 76% and 24% (as of March 31, 2018) and 73% and 27% (as of March 31, 2019) of common stocks, respectively, in Japanese plans. Common stocks include mainly foreign stocks as of March 31, 2018 and 2019 in Foreign plans.

Quoted market prices for identical securities are used to measure fair value of government bonds. Japanese government bonds and foreign government bonds represent 29% and 71% (as of March 31, 2018) and 33% and 67% (as of March 31, 2019) of government bonds, respectively, in Japanese plans. Government bonds include mainly foreign government bonds as of March 31, 2018 and 2019 in Foreign plans.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables summarize the changes in Level 3 plan assets measured at fair value for the years ended March 31, 2017, 2018 and 2019:

Japanese plans

	Yen in millions
	For the years ended March 31,
	2017			2018			2019
	Debt securities	Other	Total	Debt securities	Other	Total	Debt securities	Other	Total
Balance at beginning of year	146	2,518	2,664	81	496	577	19	—	19
Actual return on plan assets	—	(11)	(11)	—	(4)	(4)	—	(164)	(164)
Purchases, sales and settlements	(65)	(2,011)	(2,076)	(62)	(492)	(554)	(19)	—	(19)
Other	—	—	—	—	—	—	—	4,406	4,406

Balance at end of year	81	496	577	19	—	19	—	4,242	4,242

Foreign plans

	Yen in millions
	For the years ended March 31,
	2017	2018	2019
	Other	Other	Other
Balance at beginning of year	30,758	30,903	31,288
Actual return on plan assets	279	2,024	(4,784)
Purchases, sales and settlements	—	—	—
Other	(134)	(1,639)	1,399

Balance at end of year	30,903	31,288	27,903

Toyota expects to contribute ¥40,124 million in Japanese plans and ¥14,330 million in Foreign plans to its pension plans in the year ending March 31, 2020.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Yen in millions
Years ending March 31,	Japanese plans	Foreign plans
2020	78,333	26,350
2021	79,217	27,750
2022	82,638	29,423
2023	86,906	31,281
2024	90,064	33,094
from 2025 to 2029	455,028	190,987

Total	872,186	338,885

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

For the years ended March 31, 2017, 2018 and 2019, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2018 and 2019:

	Yen in millions
	March 31,
	2018	2019
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	154	—
Investments and other assets - Other	668	—

Total	822	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	46,425	74,971
Investments and other assets - Other	175,635	114,642

Total	222,060	189,613

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	34,922	10,720
Investments and other assets - Other	—	—

Total	34,922	10,720

Total derivative assets	257,804	200,333
Counterparty netting	(97,617)	(89,364)
Collateral received	(92,146)	(46,590)

Carrying value of derivative assets	68,041	64,379

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	—	—
Other long-term liabilities	—	—

Total	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(34,716)	(28,911)
Other long-term liabilities	(158,830)	(189,157)

Total	(193,546)	(218,068)

Foreign exchange forward and option contracts
Other current liabilities	(3,610)	(13,847)
Other long-term liabilities	—	—

Total	(3,610)	(13,847)

Total derivative liabilities	(197,156)	(231,915)
Counterparty netting	97,617	89,364
Collateral posted	55,650	110,159

Carrying value of derivative liabilities	(43,889)	(32,392)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2018 and 2019:

	Yen in millions
	March 31,
	2018		2019
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	12,643	19,895,085	—	21,001,883
Foreign exchange forward and option contracts	—	2,731,534	—	4,005,578

Total	12,643	22,626,619	—	25,007,461

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the years ended March 31, 2017, 2018 and 2019:

	Yen in millions
	For the years ended March 31,
	2017		2018		2019
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(339)	1,212	782	(227)	(822)	799

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	(61,884)		42,220		(18,433)
Foreign exchange gain (loss), net	12,516		30,339		37,124
Foreign exchange forward and option contracts
Cost of financing operations	2,614		6,442		2,240
Foreign exchange gain (loss), net	81,614		73,115		(69,826)

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

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of March 31, 2019 is ¥4,126 million. The aggregate fair value amount of assets that are already posted as cash collateral as of March 31, 2019 is ¥105,460 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥4,126 million as of March 31, 2019.

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

The following table summarizes the estimated fair values of Toyota’s financial instruments, excluding marketable securities, other securities investments, investments and other assets in affiliated companies and derivative financial instruments. See note 28 to the consolidated financial statements for three levels of input which are used to measure fair value.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2019
		Estimated fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Assets (Liabilities)
Cash and cash equivalents	3,574,704	2,980,504	594,200	—	3,574,704
Time deposits	1,126,352	—	1,126,352	—	1,126,352
Total finance receivables, net	15,450,745	—	—	15,668,542	15,668,542
Other receivables	568,156	—	—	568,156	568,156
Short-term borrowings	(5,344,973)	—	(5,285,807)	(59,166)	(5,344,973)
Long-term debt including the current portion	(14,786,184)	—	(12,786,541)	(1,833,623)	(14,620,164)

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

An analysis of leased assets under capital leases is as follows:

	Yen in millions
	March 31,
	2018	2019
Class of property
Building	17,934	18,519
Machinery and equipment	31,217	28,836
Less - Accumulated depreciation	(30,853)	(30,016)

	18,298	17,339

Amortization expenses under capital leases for the years ended March 31, 2017, 2018 and 2019 were ¥4,586 million, ¥5,541 million and ¥7,879 million, respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2019 are as follows:

Years ending March 31,	Yen in millions
2020	6,536
2021	3,988
2022	2,301
2023	2,081
2024	1,919
Thereafter	5,947

Total minimum lease payments	22,772
Less - Amount representing interest	(3,751)

Present value of net minimum lease payments	19,021
Less - Current obligations	(5,747)

Long-term capital lease obligations	13,274

Rental expenses under operating leases for the years ended March 31, 2017, 2018 and 2019 were ¥92,321 million, ¥112,934 million and ¥115,503 million, respectively.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2019 are as follows:

Years ending March 31,	Yen in millions
2020	16,078
2021	13,396
2022	11,862
2023	10,219
2024	8,034
Thereafter	32,598

Total minimum future rentals	92,187

24. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments -

Commitments outstanding as of March 31, 2019 for the purchase of property, plant and equipment, other assets and services totaled ¥363,319 million.

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and as of March 31, 2019, range from 1 month to 35 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of March 31, 2019 is ¥3,078,955 million. Liabilities for guarantees totaling ¥8,921 million have been provided as of March 31, 2019. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals.

Personal injury and wrongful death claims involving allegations of unintended acceleration are still pending in several consolidated proceedings in federal and state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP process to plaintiffs in other consolidated actions and in individual cases, as well.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota has been named as a defendant in 33 economic loss class action lawsuits in the United States, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. Toyota has reached a settlement with the plaintiffs in the United States economic loss class actions. The court approved the settlement on October 31, 2017, and the subsequent appeals have been withdrawn, making the settlement final. The economic loss class action lawsuits against Toyota have been dismissed. Toyota and other automakers have also been named in certain class actions filed in Mexico, Canada, Australia, Israel and Brazil, as well as some other actions by states or territories of the United States. Those actions have not been settled and are being litigated.

Toyota self-reported a process gap in fulfilling certain emissions defect information reporting requirements of the U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board, including updates on its repair completion rates for recalled emissions components and certain other reports concerning emissions related defects. Toyota is involved in discussions with the EPA and the Civil Division of the Southern District of New York (“SDNY”) on this reporting issue. These agencies have requested certain follow-up information regarding this reporting issue, and Toyota is cooperating with the request.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle leasing operations to assist in the merchandising of the parent company and its affiliated companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other businesses.

The following tables present certain information regarding Toyota’s industry or geographic segments and overseas revenues by destination as of and for the years ended March 31, 2017, 2018 and 2019.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2019:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	27,034,492	2,120,343	1,070,846	—	30,225,681
Inter-segment sales and transfers	44,585	33,204	605,531	(683,320)	—

Total	27,079,077	2,153,547	1,676,377	(683,320)	30,225,681
Operating expenses	25,040,193	1,830,726	1,570,839	(683,622)	27,758,136

Operating income	2,038,884	322,821	105,538	302	2,467,545

Assets	17,799,376	24,044,700	2,125,271	7,967,602	51,936,949
Investment in equity method investees	3,215,856	12,172	—	85,675	3,313,703
Depreciation expenses	997,312	758,847	36,216	—	1,792,375
Capital expenditure	1,520,366	2,165,609	66,075	(13,163)	3,738,887

Geographic information -

As of and for the year ended March 31, 2017:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	8,798,903	10,033,419	2,517,601	4,279,617	1,967,653	—	27,597,193
Inter-segment sales and transfers	6,031,965	205,672	163,438	540,204	193,421	(7,134,700)	—

Total	14,830,868	10,239,091	2,681,039	4,819,821	2,161,074	(7,134,700)	27,597,193
Operating expenses	13,628,623	9,927,897	2,693,283	4,384,642	2,102,380	(7,134,004)	25,602,821

Operating income (loss)	1,202,245	311,194	(12,244)	435,179	58,694	(696)	1,994,372

Assets	14,791,969	17,365,237	2,846,469	4,486,021	2,819,935	6,440,555	48,750,186
Long-lived assets	3,376,157	5,274,928	313,182	828,619	404,223	—	10,197,109

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2018:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	9,273,672	10,347,266	2,940,243	4,497,374	2,320,955	—	29,379,510
Inter-segment sales and transfers	6,751,172	227,144	244,981	650,765	132,344	(8,006,406)	—

Total	16,024,844	10,574,410	3,185,224	5,148,139	2,453,299	(8,006,406)	29,379,510
Operating expenses	14,364,926	10,435,511	3,110,198	4,714,940	2,340,636	(7,986,563)	26,979,648

Operating income	1,659,918	138,899	75,026	433,199	112,663	(19,843)	2,399,862

Assets	15,797,024	16,936,704	3,346,179	4,893,582	2,986,661	6,348,099	50,308,249
Long-lived assets	3,511,663	5,179,139	359,355	797,435	420,081	—	10,267,673

As of and for the year ended March 31, 2019:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	9,520,148	10,585,934	3,055,654	4,832,392	2,231,553	—	30,225,681
Inter-segment sales and transfers	7,105,213	231,313	183,197	680,639	101,890	(8,302,252)	—

Total	16,625,361	10,817,247	3,238,851	5,513,031	2,333,443	(8,302,252)	30,225,681
Operating expenses	14,933,686	10,702,732	3,113,983	5,055,542	2,242,333	(8,290,140)	27,758,136

Operating income	1,691,675	114,515	124,868	457,489	91,110	(12,112)	2,467,545

Assets	16,465,702	17,452,216	3,872,301	5,176,990	3,067,270	5,902,470	51,936,949
Long-lived assets	3,607,843	5,469,262	453,921	729,494	424,974	—	10,685,494

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

There are no any individually material countries with respect to revenues, and long-lived assets included in other foreign countries.

Unallocated amounts included in assets represent assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities and other securities investments. Such corporate assets were ¥9,177,953 million, ¥9,386,399 million and ¥9,329,020 million, as of March 31, 2017, 2018 and 2019, respectively.

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

	Yen in millions
	For the years ended March 31,
	2017	2018	2019
North America	10,054,431	10,403,647	10,675,298
Europe	2,341,364	2,730,915	2,873,737
Asia	4,414,236	4,793,110	5,355,991
Other	3,923,621	4,186,666	3,944,854

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain financial statements data on non-financial services and financial services businesses -

The financial data below presents separately Toyota’s non-financial services and financial services businesses.

Balance sheets -

	Yen in millions
	March 31,
	2018	2019
Assets
Non-Financial Services Businesses
Current assets
Cash and cash equivalents	2,390,524	2,790,212
Marketable securities	1,546,459	1,108,540
Trade accounts and notes receivable, less allowance for doubtful accounts	2,304,676	2,489,105
Inventories	2,539,497	2,656,396
Prepaid expenses and other current assets	1,818,687	2,118,922

Total current assets .	10,599,843	11,163,175

Investments and other assets	11,861,394	11,643,209
Property, plant and equipment	5,901,958	6,178,503

Total Non-Financial Services Businesses assets	28,363,195	28,984,887

Financial Services Business
Current assets
Cash and cash equivalents	661,745	784,492
Marketable securities	221,901	18,620
Finance receivables, net	6,348,306	6,647,771
Prepaid expenses and other current assets	957,122	997,116

Total current assets	8,189,074	8,447,999

Noncurrent finance receivables, net	9,481,618	10,281,118
Investments and other assets	1,019,574	808,592
Property, plant and equipment	4,365,715	4,506,991

Total Financial Services Business assets	23,055,981	24,044,700

Eliminations	(1,110,927)	(1,092,638)

Total assets	50,308,249	51,936,949

Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31,
	2018	2019
Liabilities
Non-Financial Services Businesses
Current liabilities
Short-term borrowings	541,968	579,901
Current portion of long-term debt	179,994	173,379
Accounts payable	2,556,393	2,616,143
Accrued expenses	2,980,981	3,075,411
Income taxes payable	429,616	300,703
Other current liabilities	1,797,724	1,755,737

Total current liabilities	8,486,676	8,501,274

Long-term liabilities
Long-term debt	642,691	784,256
Accrued pension and severance costs	917,133	948,377
Other long-term liabilities	1,111,843	1,059,237

Total long-term liabilities	2,671,667	2,791,870

Total Non-Financial Services Businesses liabilities	11,158,343	11,293,144

Financial Services Business
Current liabilities
Short-term borrowings	4,929,478	5,113,888
Current portion of long-term debt	4,053,538	4,127,133
Accounts payable	40,251	39,187
Accrued expenses	145,127	161,105
Income taxes payable	32,711	20,295
Other current liabilities	870,634	997,842

Total current liabilities	10,071,739	10,459,450

Long-term liabilities
Long-term debt	9,574,118	9,974,516
Accrued pension and severance costs	14,049	15,029
Other long-term liabilities	678,858	722,279

Total long-term liabilities	10,267,025	10,711,824

Total Financial Services Business liabilities	20,338,764	21,171,274

Eliminations	(1,110,934)	(1,092,679)

Total liabilities	30,386,173	31,371,739

Mezzanine equity	491,974	498,073

Total Toyota Motor Corporation shareholders’ equity	18,735,982	19,348,152

Noncontrolling interests	694,120	718,985

Total shareholders’ equity	19,430,102	20,067,137

Total liabilities, mezzanine equity and shareholders’ equity	50,308,249	51,936,949

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of income -

	Yen in millions
	For the years ended March 31,
	2017	2018	2019
Non-Financial Services Businesses
Net revenues	25,845,453	27,448,165	28,133,676

Costs and expenses
Cost of revenues	21,557,194	22,613,450	23,400,550
Selling, general and administrative	2,511,647	2,721,362	2,591,249

Total costs and expenses	24,068,841	25,334,812	25,991,799

Operating income	1,776,612	2,113,353	2,141,877

Other income (expense), net	200,370	222,326	(161,608)

Income before income taxes and equity in earnings of affiliated companies	1,976,982	2,335,679	1,980,269

Provision for income taxes	562,452	738,763	580,031
Equity in earnings of affiliated companies	360,130	467,718	357,527

Net income	1,774,660	2,064,634	1,757,765

Less - Net income attributable to noncontrolling interests	(89,337)	(89,533)	(97,500)

Net income attributable to Toyota Motor Corporation - Non-Financial Services Businesses	1,685,323	1,975,101	1,660,265

Financial Services Business
Net revenues	1,823,600	2,017,008	2,153,547

Costs and expenses
Cost of revenues	1,221,268	1,320,348	1,418,636
Selling, general and administrative	379,904	411,114	412,090

Total costs and expenses	1,601,172	1,731,462	1,830,726

Operating income	222,428	285,546	322,821

Other income (expense), net	(5,618)	(794)	(17,658)

Income before income taxes and equity in earnings of affiliated companies	216,810	284,752	305,163

Provision for income taxes	66,583	(234,356)	79,903
Equity in earnings of affiliated companies	1,930	2,365	2,539

Net income	152,157	521,473	227,799

Less - Net income attributable to noncontrolling interests	(6,518)	(2,589)	(5,214)

Net income attributable to Toyota Motor Corporation - Financial Services Business	145,639	518,884	222,585

Eliminations	147	(2)	23

Net income attributable to Toyota Motor Corporation	1,831,109	2,493,983	1,882,873

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of cash flows -

	Yen in millions			Yen in millions
	For the year ended March 31, 2017			For the year ended March 31, 2018
	Non-Financial Services Businesses	Financial Services Business	Consolidated	Non-Financial Services Businesses	Financial Services Business	Consolidated
Cash flows from operating activities
Net income	1,774,660	152,157	1,926,985	2,064,634	521,473	2,586,106
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	939,795	671,155	1,610,950	1,010,972	723,061	1,734,033
Provision (reversal) for doubtful accounts and credit losses	6,519	92,147	98,666	(74)	76,143	76,069
Pension and severance costs, less payments	21,796	1,457	23,253	5,027	(741)	4,286
Losses on disposal of fixed assets	30,461	212	30,673	35,010	279	35,289
Unrealized losses (gains) on marketable securities	4,422	2,651	7,073	459	387	846
Deferred income taxes	(59,668)	6,504	(53,299)	64,143	(302,103)	(237,961)
Equity in earnings of affiliated companies	(360,130)	(1,930)	(362,060)	(467,718)	(2,365)	(470,083)
Changes in operating assets and liabilities, and other	206,455	258,091	286,247	205,434	312,828	494,543

Net cash provided by operating activities	2,564,310	1,182,444	3,568,488	2,917,887	1,328,962	4,223,128

Cash flows from investing activities
Additions to finance receivables	—	(22,894,114)	(13,636,694)	—	(25,153,088)	(15,058,516)
Collection of and proceeds from sales of finance receivables	—	22,006,010	12,927,981	—	24,117,335	14,046,312
Additions to fixed assets excluding equipment leased to others	(1,206,738)	(17,140)	(1,223,878)	(1,276,788)	(14,329)	(1,291,117)
Additions to equipment leased to others	(152,550)	(2,165,009)	(2,317,559)	(155,114)	(2,152,476)	(2,307,590)
Proceeds from sales of fixed assets excluding equipment leased to others	40,189	1,049	41,238	70,755	1,065	71,820
Proceeds from sales of equipment leased to others	72,659	1,165,619	1,238,278	63,402	1,147,870	1,211,272
Purchases of marketable securities and security investments	(2,104,202)	(412,806)	(2,517,008)	(2,273,805)	(779,111)	(3,052,916)
Proceeds from sales of and maturity of marketable securities and security investments	1,435,267	466,274	1,901,541	1,762,189	761,349	2,523,538
Payment for additional investments in affiliated companies, net of cash acquired	44,274	—	44,274	(576)	—	(576)
Changes in investments and other assets, and other	582,649	(60,345)	571,888	260,015	(106,597)	197,681

Net cash used in investing activities	(1,288,452)	(1,910,462)	(2,969,939)	(1,549,922)	(2,177,982)	(3,660,092)

Cash flows from financing activities
Proceeds from issuance of long-term debt	111,727	4,541,541	4,603,446	212,387	4,666,579	4,793,939
Payments of long-term debt	(82,840)	(3,773,644)	(3,845,554)	(170,072)	(4,314,294)	(4,452,338)
Increase (decrease) in short-term borrowings	51,523	233,331	273,037	(122,222)	461,052	347,738
Dividends paid to Toyota Motor Corporation class shareholders	(3,697)	—	(3,697)	(6,194)	—	(6,194)
Dividends paid to Toyota Motor Corporation common shareholders	(634,475)	—	(634,475)	(620,698)	—	(620,698)
Dividends paid to noncontrolling interests	(63,936)	—	(63,936)	(63,764)	—	(63,764)
Reissuance (repurchase) of treasury stock	(703,986)	—	(703,986)	(447,818)	—	(447,818)

Net cash provided by (used in) financing activities	(1,325,684)	1,001,228	(375,165)	(1,218,381)	813,337	(449,135)

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(11,262)	(2,224)	(13,486)	(16,124)	(27,464)	(43,588)

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	(61,088)	270,986	209,898	133,460	(63,147)	70,313

Cash and cash equivalents and restricted cash and cash equivalents at beginning of year	2,318,152	621,276	2,939,428	2,257,064	892,262	3,149,326

Cash and cash equivalents and restricted cash and cash equivalents at end of year	2,257,064	892,262	3,149,326	2,390,524	829,115	3,219,639

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2019
	Non-Financial Services Businesses	Financial Services Business	Consolidated
Cash flows from operating activities
Net income	1,757,765	227,799	1,985,587
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,033,528	758,847	1,792,375
Provision (reversal) for doubtful accounts and credit losses	(1,375)	81,440	80,065
Pension and severance costs, less payments	30,477	1,168	31,645
Losses on disposal of fixed assets	33,676	2,226	35,902
Unrealized losses (gains) on marketable securities	338,626	846	339,472
Deferred income taxes	(110,346)	23,742	(86,594)
Equity in earnings of affiliated companies	(357,527)	(2,539)	(360,066)
Changes in operating assets and liabilities, and other	(17,488)	15,557	(51,789)

Net cash provided by operating activities	2,707,336	1,109,086	3,766,597

Cash flows from investing activities
Additions to finance receivables	—	(26,000,249)	(15,884,610)
Collection of and proceeds from sales of finance receivables	—	24,925,930	14,859,103
Additions to fixed assets excluding equipment leased to others	(1,435,964)	(16,761)	(1,452,725)
Additions to equipment leased to others	(137,314)	(2,148,848)	(2,286,162)
Proceeds from sales of fixed assets excluding equipment leased to others	63,955	1,482	65,437
Proceeds from sales of equipment leased to others	60,657	1,324,417	1,385,074
Purchases of marketable securities and security investments	(1,737,107)	(103,248)	(1,840,355)
Proceeds from sales of and maturity of marketable securities and security investments	2,255,635	443,163	2,698,798
Payment for additional investments in affiliated companies, net of cash acquired	5,010	—	5,010
Changes in investments and other assets, and other	(268,946)	(4,130)	(246,811)

Net cash used in investing activities	(1,194,074)	(1,578,244)	(2,697,241)

Cash flows from financing activities
Proceeds from issuance of long-term debt	286,085	4,747,506	5,000,921
Payments of long-term debt	(142,556)	(4,336,250)	(4,442,232)
Increase (decrease) in short-term borrowings	49,161	144,277	164,282
Dividends paid to Toyota Motor Corporation class shareholders	(8,690)	—	(8,690)
Dividends paid to Toyota Motor Corporation common shareholders	(636,116)	—	(636,116)
Dividends paid to noncontrolling interests	(69,367)	—	(69,367)
Reissuance (repurchase) of treasury stock	(549,637)	—	(549,637)

Net cash provided by (used in) financing activities	(1,071,120)	555,533	(540,839)

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(42,454)	813	(41,641)

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	399,688	87,188	486,876
Cash and cash equivalents and restricted cash and cash equivalents at beginning of year	2,390,524	829,115	3,219,639

Cash and cash equivalents and restricted cash and cash equivalents at end of year	2,790,212	916,303	3,706,515

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26. Net revenues

Summary by business segments and products -

The table below shows Toyota’s net revenues from external customers by business and by product category.

Yen in millions
For the year ended March 31, 2019
Sales of products
Automotive
Vehicles	23,066,190
Parts and components for overseas production	625,483
Parts and components for after service	2,093,437
Other	1,249,382

Total automotive	27,034,492
All other	1,070,846

Total sales of products	28,105,338
Financial services	2,120,343

Total net revenues	30,225,681

The majority of sales of products are revenues recognized from contracts with customers based on ASC 606 “Revenue from Contracts with customers,” and receivables related to such revenues are recognized as “Trade accounts and notes receivable, less allowance for doubtful accounts.” For the year ended March 31, 2019, ¥84,230 million of financial service revenues were accounted for under ASU 2014-09.

Contract liabilities -

Contract liabilities consist of the following:

	Yen in millions
	April 1, 2018	March 31, 2019
Contract liabilities	519,422	675,018

Contract liabilities are mainly related to advances received from customers. On the consolidated financial statements, contract liabilities are included in “Other current liabilities” or “Other long-term liabilities”. For the year ended March 31, 2019, the amount of revenue recognized which was included in the contract liability balance as of April 1, 2018 was ¥336,206 million.

Performance obligations -

As of March 31, 2019, which is the end of the reporting period, the aggregate amount of transaction price allocated to unsatisfied performance obligations related to contracts that have original expected durations in excess of one year was ¥553,218 million.

The main contents of unsatisfied performance obligations related to contracts are insurance revenues and maintenance revenues.

For insurance revenues, we receive the payment agreed upon in the contract at the inception of the contract, and revenue is recognized over the term of the contract, which ranges from 3 to 120 months. As of March 31, 2019, the unsatisfied performance obligations related to insurance revenues was ¥212,384 million, and we expect to recognize as revenue ¥63,611 million in fiscal 2020, and ¥148,773 million thereafter.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For maintenance revenues, we receive the payment agreed upon in the contract at the inception of the contract, and revenue is recognized over the term of the contract, which ranges from 18 to 84 months.

Unsatisfied performance obligations for sales of products related to contracts that have an original expected duration of one year or less have been excluded from this disclosure.

27. Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per common share for the years ended March 31, 2017, 2018 and 2019 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
For the year ended March 31, 2017
Net income attributable to Toyota Motor Corporation	1,831,109
Accretion to Mezzanine equity	(4,849)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(4,946)

Basic net income attributable to Toyota Motor Corporation per common share	1,821,314	3,008,088	605.47
Effect of dilutive securities
Model AA Class Shares	9,795	47,100
Assumed exercise of dilutive stock options	(6)	638

Diluted net income attributable to Toyota Motor Corporation per common share	1,831,103	3,055,826	599.22

For the year ended March 31, 2018
Net income attributable to Toyota Motor Corporation	2,493,983
Accretion to Mezzanine equity	(4,849)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(7,442)

Basic net income attributable to Toyota Motor Corporation per common share	2,481,692	2,947,365	842.00
Effect of dilutive securities
Model AA Class Shares	12,291	47,100
Assumed exercise of dilutive stock options	(4)	301

Diluted net income attributable to Toyota Motor Corporation per common share	2,493,979	2,994,766	832.78

For the year ended March 31, 2019
Net income attributable to Toyota Motor Corporation	1,882,873
Accretion to Mezzanine equity	(4,850)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(9,938)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
Basic net income attributable to Toyota Motor Corporation per common share	1,868,085	2,871,534	650.55
Effect of dilutive securities
Model AA Class Shares	14,788	47,100
Assumed exercise of dilutive stock options	(0)	40

Diluted net income attributable to Toyota Motor Corporation per common share	1,882,873	2,918,674	645.11

In addition to the disclosure requirements under U.S.GAAP, Toyota discloses the information below in order to provide financial statements users with valuable information.

The following table shows Toyota Motor Corporation shareholders’ equity per share as of March 31, 2018 and 2019. Toyota Motor Corporation shareholders’ equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders’ equities’ amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of the corresponding period.

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation shareholders’ equity	Common shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share
As of March 31, 2018	18,735,982	2,909,924	6,438.65
As of March 31, 2019	19,348,152	2,832,439	6,830.92

28. Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; valuation of assets or liabilities using inputs, other than quoted prices, that are observable

Level 3:	Valuation of assets or liabilities using unobservable inputs which reflect the reporting entity’s assumptions

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of March 31, 2018 and 2019. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2018
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	44,897	774,209	—	819,106
Time deposits	—	400,000	—	400,000
Marketable securities and other securities investments
Public and corporate bonds	4,778,019	1,523,227	7,488	6,308,734
Common stocks	2,582,115	—	—	2,582,115
Other	169,282	50,746	—	220,028
Investments measured at net asset value	—	—	—	516,951
Derivative financial instruments	—	257,795	9	257,804

Total	7,574,313	3,005,977	7,497	11,104,738

Liabilities
Derivative financial instruments	—	(194,935)	(2,221)	(197,156)

Total	—	(194,935)	(2,221)	(197,156)

	Yen in millions
	March 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	249,193	594,200	—	843,393
Time deposits	—	520,000	—	520,000
Marketable securities and other securities investments
Public and corporate bonds	4,378,543	1,452,475	15,171	5,846,189
Common stocks	2,154,951	—	—	2,154,951
Other	189,389	6,007	—	195,396
Investments measured at net asset value	—	—	—	98,451
Derivative financial instruments	—	200,256	77	200,333

Total	6,972,076	2,772,938	15,248	9,858,713

Liabilities
Derivative financial instruments	—	(231,915)	—	(231,915)

Total	—	(231,915)	—	(231,915)

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

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include government bonds. Japanese bonds and foreign bonds including U.S., European and other bonds represent 16% and 84% (as of March 31, 2018) and 17% and 83% (as of March 31, 2019) of public and corporate bonds, respectively. Listed stocks on the Japanese stock markets represent 93% and 91% of common stocks as of March 31, 2018 and 2019, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended March 31, 2017, 2018 and 2019:

	Yen in millions
	For the year ended March 31, 2017
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	10,334	2,849	13,183
Total gains (losses)
Included in income (loss)	(16)	(7,310)	(7,326)
Included in other comprehensive income (loss)	60	—	60
Purchases and issuances	1,126	—	1,126
Settlements	(2,282)	(2,693)	(4,975)
Other	(275)	(368)	(643)

Balance at end of year	8,947	(7,522)	1,425

	Yen in millions
	For the year ended March 31, 2018
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	8,947	(7,522)	1,425
Total gains (losses)
Included in income (loss)	17	805	822
Included in other comprehensive income (loss)	(12)	—	(12)
Purchases and issuances	3,860	—	3,860
Settlements	(4,739)	4,320	(419)
Other	(585)	185	(400)

Balance at end of year	7,488	(2,212)	5,276

	Yen in millions
	For the year ended March 31, 2019
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	7,488	(2,212)	5,276
Total gains (losses)
Included in income (loss)	1	3,169	3,170
Included in other comprehensive income (loss)	82	—	82
Purchases and issuances	5,254	—	5,254
Settlements	(2,875)	(784)	(3,659)
Other	337	(96)	241

Balance at end of year	10,287	77	10,364

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Included in income (loss)” in marketable securities and other securities investments and derivative financial instruments are included in “Other income (loss), net” and “Cost of financing operations” in the accompanying consolidated statements of income, respectively.

In the reconciliation table above, derivative financial instruments are presented net of assets and liabilities. “Other” includes the currency translation adjustments for the years ended March 31, 2017, 2018 and 2019.

As of March 31, 2019, the Level 3 assets and liabilities measured at fair value on a recurring basis are not significant.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. During the years ended March 31, 2018 and 2019, Toyota measured certain finance receivables at fair value of ¥45,492 million and ¥58,611 million based on the collateral value, resulting in loss of ¥4,190 million and loss of ¥3,305 million, respectively. This fair value measurement on a nonrecurring basis is classified in Level 3. See note 22 to the consolidated financial statements for the fair value measurement. These Level 3 financial assets are not significant.

29. Significant subsequent events:

At the Meeting of the Board of Directors held on May 9, 2019, Toyota resolved to conclude contracts aimed toward the establishment of a new joint venture (“Prime Life Technologies Corporation” or “joint venture”) related to a town development business with Panasonic Corporation.

Toyota will make Toyota Housing Corporation and Misawa Homes Co., Ltd. its wholly-owned subsidiaries and thereafter will transfer all of the outstanding shares of those two subsidiaries to the joint venture by a joint share transfer. Management is evaluating the impact of this agreement on Toyota’s consolidated financial statements.

ITEM 19. EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation) (incorporated by reference to Exhibit 1.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015, filed with the SEC on June 24, 2015 (file no. 001-14948))

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation)

1.3	Amended and Restated Regulations of the Audit & Supervisory Board of the Registrant (English translation) (incorporated by reference to Exhibit 1.3 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2016, filed with the SEC on June 24, 2016 (file no. 001-14948))

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation) (incorporated by reference to Exhibit 2.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015, filed with the SEC on June 24, 2015 (file no. 001-14948))

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York (predecessor of The Bank of New York Mellon), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 to Toyota’s Registration Statement on Form F-6, filed with the SEC on November 7, 2006 (file no. 333-138477))

2.3	Form of ADR (included in Exhibit 2.2)

2.4	Description of Securities

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its members of the board of directors and operating officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation)

12.1	Certifications of the Registrant’s President and Executive Vice President, both Members of the Board, pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s President and Executive Vice President, both Members of the Board, pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ Masayoshi Shirayanagi
Name:	Masayoshi Shirayanagi
Title:	Operating Officer

Date: June 21, 2019