Form 20-F
period 2020-03-31
TOYOTA MOTOR CORP/
filed 2020-06-24
CIK 1094517

As filed with the U.S. Securities and Exchange Commission on June 2
4
, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2020
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
2,766,152,532
shares of common stock (including 43,321,651 shares of common stock in the form of American Depositary Shares) and 47,099,900 First Series Model AA class shares as of March 31, 2020
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☒
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
(xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and
(xiv) the impact of natural calamities as well as the outbreak and spread of epidemics, including the negative effect on Toyota’s vehicle production and sales.

PART I
ITEM	1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.
ITEM	2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.
I	TEM 3. KEY INFORMATION

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

	Year Ended March 31,
	2016	2017	2018	2019	2020
	(Yen in millions, except share and per share data)
Consolidated Statement of Income Data:
Automotive:
Revenues	¥25,977,416	¥25,081,847	¥26,397,940	¥27,079,077	¥26,863,514
Operating income	2,448,998	1,692,973	2,011,135	2,038,884	2,052,346
Financial Services:
Revenues	1,896,224	1,823,600	2,017,008	2,153,547	2,190,559
Operating income	339,226	222,428	285,546	322,821	292,183
All Other:
Revenues	1,177,387	1,321,052	1,646,118	1,676,377	1,504,550
Operating income	66,507	81,327	100,812	105,538	96,655
Elimination of intersegment:
Revenues	(647,909)	(629,306)	(681,556)	(683,320)	(628,631)
Operating income	(760)	(2,356)	2,369	302	1,685
Total Company:
Revenues	28,403,118	27,597,193	29,379,510	30,225,681	29,929,992
Operating income	2,853,971	1,994,372	2,399,862	2,467,545	2,442,869
Income before income taxes and equity in earnings of affiliated companies	2,983,381	2,193,825	2,620,429	2,285,465	2,554,607
Net income attributable to Toyota Motor Corporation	2,312,694	1,831,109	2,493,983	1,882,873	2,076,183
Net income attributable to Toyota Motor Corporation per common share (yen):
Basic	741.36	605.47	842.00	650.55	735.61
Diluted	735.36	599.22	832.78	645.11	729.50
Shares used in computing net income attributable to Toyota Motor Corporation per common share, basic (in thousands)	3,111,306	3,008,088	2,947,365	2,871,534	2,798,918
Shares used in computing net income attributable to Toyota Motor Corporation per common share, diluted (in thousands)	3,144,947	3,055,826	2,994,766	2,918,674	2,846,018

	Year Ended March 31,
	2016	2017	2018	2019	2020
	(Yen in millions, except per share and numbers of vehicles sold data)
Consolidated Balance Sheet Data (end of period):
Total Assets:	47,427,597	48,750,186	50,308,249	51,936,949	52,680,436
Short-term debt, including current portion of long-term debt	8,521,088	9,244,131	9,341,190	9,599,233	9,860,071
Long-term debt, less current portion	9,772,065	9,911,596	10,006,374	10,550,945	10,692,898
Toyota Motor Corporation shareholders’ equity	16,746,935	17,514,812	18,735,982	19,348,152	20,060,618
Common stock	397,050	397,050	397,050	397,050	397,050
Other Data:
Dividends per share (yen)	¥210.0	¥210.0	¥220.0	¥220.0	¥220.0
Number of vehicles sold
Japan	2,059,093	2,273,962	2,255,313	2,226,177	2,239,549
North America	2,839,229	2,837,334	2,806,467	2,745,047	2,713,165
Europe	844,412	924,560	968,077	994,060	1,028,537
Asia	1,344,836	1,587,822	1,542,806	1,684,494	1,604,870
Other*	1,593,758	1,347,182	1,391,731	1,327,017	1,372,302

Worldwide total	8,681,328	8,970,860	8,964,394	8,976,795	8,958,423

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

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

	Cash Dividends per Common Share
Period Ended	Yen	U.S. dollars
September 30, 2014	75.0	0.68
March 31, 2015	125.0	1.04
September 30, 2015	100.0	0.83
March 31, 2016	110.0	0.97
September 30, 2016	100.0	0.98
March 31, 2017	110.0	0.98
September 30, 2017	100.0	0.88
March 31, 2018	120.0	1.12
September 30, 2018	100.0	0.88
March 31, 2019	120.0	1.08
September 30, 2019	100.0	0.92
March 31, 2020	120.0	1.10

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
In order to successfully compete in this highly competitive industry, Toyota plans to utilize its internal funds for the early commercialization of technologies for next-generation environment and safety giving priority to customer safety and sense of security. Considering these factors, with respect to the dividends for fiscal 2020, Toyota has determined to pay a year-end
dividend of 120 yen per common share by a resolution of the board of directors pursuant to Toyota’s articles of incorporation. As a result, combined with the interim dividend of 100 yen per common share, the annual dividend will be 220 yen per common share, and the total amount of the dividends on common shares for the year will be 610.8 billion yen. Furthermore, Toyota will flexibly repurchase shares with the aim to promote capital efficiency by comprehensively taking into consideration cash reserves, stock price levels and the like.
In fiscal 2020, Toyota repurchased 26 million common shares, for an aggregate purchase price of 199.9 billion yen, in order to return to shareholders the profits derived from Toyota’s business operations in the interim period.

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
Reviewing the general economic environment for the fiscal year ended March 2020, the economy changed from a trend of moderate expansion to a sharp slowdown due to the effects of trade frictions and the impact of
COVID-19
spreading from China to North America, Europe and the rest of Asia. Automotive markets slumped in China and some emerging countries, but remained stable in developed countries and declined only slightly in the world as a whole. However,
COVID-19
has begun to have a major impact, leading to the suspension of operations at factories and the suspension of business at dealers worldwide.
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
The worldwide financial services industry is highly competitive
.
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
The worldwide automotive industry is subject to various laws and governmental regulations including those related to vehicle safety and environmental matters such as emission levels, fuel economy, noise and pollution. In particular, automotive manufacturers such as Toyota are required to implement safety measures such as recalls for vehicles that do not or may not comply with the safety standards of laws and governmental regulations. In addition, Toyota may, in order to reassure its customers of the safety of Toyota’s vehicles, decide to voluntarily implement recalls or other safety measures even if the vehicle complies with the safety standards of relevant laws and governmental regulations. If Toyota launches products that result in safety measures such as recalls (including where parts related to recalls or other measures were procured by Toyota from a third party), Toyota may incur various costs including significant costs for free repairs. Many governments also impose tariffs and other trade barriers, taxes and levies, or enact price or exchange controls. Toyota has incurred significant costs in response to governmental regulations and actions, including costs relating to changes in global trade dynamics and policies, and expects to incur such costs in the future. Furthermore, new legislation or regulations or changes in existing legislation or regulations may also subject Toyota to additional costs in the future. If Toyota incurs significant costs related to implementing safety measures or responding to laws, regulations and governmental actions, Toyota’s financial condition and results of operations may be adversely affected.
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
Toyota may be adversely affected by natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes.
Toyota is subject to various risks associated with conducting business worldwide. These risks include natural calamities; epidemics; political and economic instability; fuel shortages; interruption in social infrastructure including energy supply, transportation systems, gas, water, or communication systems resulting from natural hazards or technological hazards; wars; terrorism; labor strikes and work stoppages. Should the major markets in which Toyota purchases materials, parts and components and supplies for the manufacture of Toyota products or in which Toyota’s products are produced, distributed or sold be affected by any of these events, it may result in disruptions and delays in the operations of Toyota’s business. Should significant or prolonged disruptions or delays related to Toyota’s business operations occur, it may adversely affect Toyota’s financial condition and results of operations.

Toyota has been, and is expected to continue to be, adversely affected by the spread of
COVID-19.
The global spread of
COVID-19
and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For example, for reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in a number of countries and jurisdictions.
COVID-19
has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of
COVID-19
and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.
The aforementioned factors adversely affected Toyota’s net revenues and operating income for the fourth quarter of the fiscal year ended March 31, 2020, in particular through reducing Toyota’s vehicle sales and through increases in provisions relating to credit losses and residual value losses. See “Operating and Financial Review and Prospects — Operating Results — Results of Operations — Fiscal 2020 Compared with Fiscal 2019.” Such factors are expected to adversely affect results for the fiscal year ending March 31, 2021 as well.
The duration of the
COVID-19
outbreak and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of the
COVID-19
outbreak, are difficult to predict. The impact of the
COVID-19
outbreak and the resulting future effects may thus adversely affect Toyota’s financial condition and results of operations in later periods as well.
ITEM	4. INFORMATION ON THE COMPANY
4.A HISTORY AND DEVELOPMENT OF THE COMPANY
Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code of Japan and continues to exist under the Companies Act. Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd.). Toyota became a separate company in August 1937. In 1982, the Toyota Motor Company and Toyota Motor Sales merged into one company, the Toyota Motor Corporation of today. As of March 31, 2020, Toyota operated through 528 consolidated subsidiaries (including variable interest entities) and 201 affiliated companies, of which 72 companies were accounted for through the equity method.
See “— Business Overview — Capital Expenditures and Divestitures”
for a description of Toyota’s principal capital expenditures and divestitures between April 1, 2017 and March 31, 2020 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.
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
20-F.
4.B BUSINESS OVERVIEW
Toyota primarily conducts business in the automotive industry. Toyota also conducts business in finance and other industries. Toyota sold 8,958 thousand vehicles in fiscal 2020 on a consolidated basis. Toyota had net revenues of ¥29,929.9 billion and net income attributable to Toyota Motor Corporation of ¥2,076.1 billion in fiscal 2020.

Toyota’s business segments are automotive operations, financial services operations and all other operations. The following table sets forth Toyota’s sales to external customers in each of its business segments for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2018	2019	2020
Automotive	26,347,229	27,034,492	26,834,485
Financial Services	1,959,234	2,120,343	2,170,243
All Other	1,073,047	1,070,846	925,264
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
Toyota sells its vehicles in approximately 200 countries and regions. Toyota’s primary markets for its automobiles are Japan, North America, Europe and Asia. The following table sets forth Toyota’s sales to external customers in each of its geographical markets for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2018	2019	2020
Japan	9,273,672	9,520,148	9,522,905
North America	10,347,266	10,585,934	10,416,582
Europe	2,940,243	3,055,654	3,138,755
Asia	4,497,374	4,832,392	4,828,635
Other*	2,320,955	2,231,553	2,023,115

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.
During fiscal 2020, 25.0% of Toyota’s automobile unit sales on a consolidated basis were in Japan, 30.3% were in North America, 11.5% were in Europe and 17.9% were in Asia. The remaining 15.3% of consolidated unit sales were in other markets.
The Worldwide Automotive Market
Toyota estimates that annual worldwide vehicle sales totaled approximately 92 million units in 2019.
Automobile sales are affected by a number of factors including:
•	social, political and economic conditions;
•	introduction of new vehicles and technologies; and
•	costs incurred by customers to purchase and operate automobiles.
These factors can cause consumer demand to vary substantially from year to year in different geographic markets and in individual categories of automobiles.

In fiscal 2020, the world economy experienced a significant slowdown through December 2019 due to U.S.-China trade frictions and the weak Chinese economy, mainly in the manufacturing sector. Since January 2020, the outbreak of
COVID-19
spread globally, causing a difficult situation in which many countries in the world were driven into an unprecedented crisis requiring public spending and the launch of substantial monetary easing measures. The United States saw a sudden shift from steady employment growth to a situation in which it has diverted a significant part of its focus to overcoming these difficulties by providing substantial financial support to both businesses and individuals. Europe, which was affected by weak economic sentiment following the slowdown of the Chinese economy, lost momentum due to the UK’s exit from the EU at the end of January 2020 and the direct impact of the subsequent spread of
COVID-19
in Italy, Spain and other major countries. In Japan, the consumption tax increase in October, as well as effects related to the spread of
COVID-19,
put downward pressure on consumer spending. The Chinese economy experienced downward pressure from credit contraction triggered by sluggish domestic and international demand due to trade frictions with the United States and other countries, as well as effects related to the spread of
COVID-19.
As a result, emerging countries in Asia and other regions also saw a slowdown in consumption owing to the recession.
The automotive industry was also impacted by the foregoing factors and experienced a year-on-year
contraction for the second straight year. With respect to developed countries, the United States and Japan recorded year-on-year
contractions, where Europe recorded a slight
year-on-year
increase, partly owing to a surge in sales prior to the introduction of strengthened emission controls. The automotive market in China shrank for the second straight year, and other emerging countries also had poor results resulting in their markets shrinking, such as India, which recorded double-digit year-on-year
contraction due to corporate debt problems.
In the medium- to long-term, Toyota expects the automotive market to continue growing driven principally by growth in China and other emerging markets. However, global competition is expected to be severe, as competition in compact and low-price
vehicles intensifies, and the pace of technological advancement and development of new products quickens, including in response to a heightened global awareness of the environment and more stringent fuel economy standards.
In 2019, China, North America, Europe and Asia were the world’s largest automotive markets. The share of each market across the globe, which Toyota estimates based on the available automobile sales data in each country and region information, was 29% for China, 22% for North America (21% excluding Mexico and Puerto Rico), 23% for Europe and 11% for Asia. In China, new vehicle sales decreased for the second straight year to approximately 25.8 million units. In North America, new vehicle sales were approximately 20.4 million units, down from the previous year. In Europe, new vehicle sales also decreased from the previous year at approximately 20.7 million units. In Asia (including India but excluding Japan and China), new vehicle unit sales also decreased from the previous year to approximately 9.7 million units.
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
The automotive industry is facing a time of profound transformation that could happen only once in a hundred years in response to rapid progress of technological innovation such as electrification, autonomous driving, connected vehicles and car sharing. Toyota is committed to realizing a mobility society of the future that enables everyone to enjoy freedom of movement beyond the conventional concept of vehicles.

Toyota announced the outline for the “Connected City” project at CES 2020 held in Las Vegas, Nevada, United States in January 2020. This project will expand the use of the site of Toyota Motor East Japan, Inc.’s Higashi-Fuji Factory to create a concept city where technologies such as autonomous driving, MaaS (Mobility as a Service), personal mobility, robotics, smart home technology and AI will be introduced and tested in a real world environment where people live. With a view toward an era of connected goods and services that support people’s lives, the project aims to continue creating value and business models by rotating swiftly between development and testing of technologies and services in the city. Toyota named the city “Woven City” based on the concept of interwoven mesh of roads laid throughout the city.
We think that by demonstrating future technologies in both the virtual and real world, it will be possible to maximize the potential of connecting people, buildings, vehicles and other goods and services in the city through information. We will work with various partner companies and researchers to create the new city in our quest to create an even-better way of life and mobility for all.
Toyota Environmental Challenge 2050
Positioning responding to environmental issues as one of the most prioritized challenges for management, Toyota has tackled head-on
activities such as the development and promotion of electrified vehicles including hybrid vehicles (“HVs”) and fuel cell vehicles (“FCVs”), efficient production that puts less of a burden on the environment, appropriate treatment of end-of-life
vehicles and the recycling of hybrid vehicle batteries, and planting trees and ecosystem conservation for the coexistence of humans and nature in harmony.
However, in recent years, the seriousness of environmental issues has increased globally, as evidenced by climate change, water shortages, resource depletion, and degradation of biodiversity. In response to the situation, Toyota believes it is necessary to take on new challenges that consider the world 20 or 30 years in the future, in order to remain closely aligned with the global environment. Accordingly, Toyota announced Toyota Environmental Challenge 2050 in October 2015.
In order to contribute to the realization of a sustainable society, the Toyota Environmental Challenge 2050 has set forth the six challenges listed below for Toyota to address. Those challenges are to reduce CO
2
emissions from driving and producing, as well as throughout the lifecycle of, vehicles, and to ensure a net positive impact on the Earth and society toward 2050. In addition, in September 2018, Toyota announced the 2030 Milestone, which indicates Toyota’s milestones for each of the six challenges as of 2030. We will also strengthen collaboration with all stakeholders, consolidate new ideas, dynamism and technology in concert with the Toyota Environmental Action Plan, which lays out specific action plans and targets for every five-year
period, to contribute to the realization of a truly sustainable society from a long-term perspective.
1.	New Vehicle Zero CO 2 Emissions Challenge: Reduce global average CO 2 emissions during operation from new vehicles by 90% from Toyota’s 2010 global level by 2050
2030 Milestone:
•	Make annual global sales of more than 5.5 million electrified vehicles, including more than 1 million zero-emission vehicles (electric vehicles (“EVs”) and FCVs)
Global average CO2 emissions, in
g-CO2/km,
from new vehicles are estimated to be reduced by 35% or more compared to 2010 levels, though that may vary depending on market conditions
2.	Life Cycle Zero CO 2 Emissions Challenge : Completely eliminate all CO 2 emissions from the entire vehicle life cycle
2030 Milestone:
•	Reduce CO
2
emissions by 25% or more over the entire vehicle life cycle compared to 2013 levels by promoting activities for the milestones of Challenges 1 and 3, and with support from stakeholders such as suppliers, energy providers, infrastructure developers, governments and customers

3.	Plant Zero CO 2 Emissions Challenge : Achieve zero CO 2 emissions at all plants worldwide by 2050

2030 Milestone:
•	Reduce CO 2 emissions from global plants by 35% compared to 2013 levels

4.	Challenge of Minimizing and Optimizing Water Usage : Minimize water usage and implement water discharge management based on individual local conditions

2030 Milestone:
•	Implement measures, on a priority basis, in the regions where the impact on the water environment is considered to be large

•	Water quantity: Complete measures at the four Challenge-focused plants in North America, Asia, and Southern Africa

•	Water quality: Complete impact assessment and measures at all of the 22 plants where used water is discharged directly into rivers in North America, Asia and Europe

•	Disclose information appropriately and communicate actively with local communities and suppliers

5.	Challenge of Establishing a Recycling-Based Society and Systems : Promote global deployment of End-of-life vehicle treatment and recycling technologies and systems developed in Japan

2030 Milestone:
•	Complete establishment of battery collection and recycling systems globally

•	Complete set up of 30 model facilities for appropriate treatment and recycling of end-of-life vehicles

6.
Challenge of Establishing a Future Society in Harmony with Nature
:
Connect these nature conservation activities beyond the Toyota group and its business partners to communities, with the world, and to the future

2030 Milestone:
•	Realize “Plants in Harmony with Nature” — Twelve plants in Japan and seven plants overseas — as well as implement harmony-with-nature activities in all regions where Toyota is based in collaboration with local communities and companies

•	Contribute to biodiversity conservation activities in collaboration with NGOs and others

•	Expand initiatives both in-house and externally to foster environmentally conscious persons responsible for the future

Automotive Operations
Toyota’s revenues from its automotive operations were ¥26,863.5 billion in fiscal 2020, ¥27,079.0 billion in fiscal 2019, and ¥26,397.9 billion in fiscal 2018.
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
automobiles.
In the last three years, Toyota has strengthened its hybrid lineup by introducing the new model LC HV in March 2017, the fully remodeled Camry HV in June 2017, the fully remodeled LS HV and JPN TAXI, which employs a newly developed LPG HV, in October 2017, as well as adding the fully remodeled Avalon HV in April 2018, the fully remodeled Corolla Sport in May 2018, the fully remodeled Crown HV and Century HV in June 2018, the new model ES HV in October 2018, the new model UX HV in November 2018, the fully remodeled RAV4 HV in December 2018, the fully remodeled Corolla SD and WG HV in February 2019 and the remodeled Yaris HV, new Lexus models LM and HV and the fully remodeled Highlander HV in February 2020. In the area of HVs, where strong growth is seen, Toyota aims to continue its efforts to offer a diverse line-up
of HVs, enhance engine power while improving fuel economy and otherwise work towards increasing the sales of HVs.
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
Conventional Engine Vehicles
Subcompact and Compact
Toyota’s subcompact and compact cars include the four-door Corolla sedan, which is one of Toyota’s bestselling models. The Yaris is a compact car designed to perform better and offer greater comfort than other compact cars available in the market with attractive specifications such as low emissions. In Europe, Toyota introduced the fully remodeled Corolla in January 2019. In Japan, in addition to the Corolla Sport, which was introduced in May 2018, and a new Yaris model, which was introduced in February 2020, Toyota introduced the Aqua and Daihatsu introduced four OEM vehicles: the Passo, Roomy, Tank and Raize. In India, Asia, China and other markets, Toyota introduced the Etios and Vios, as well as the AGYA and Rush, which are designed and manufactured by Daihatsu, GLANZA, which is designed and manufactured by Suzuki Motor Corporation (“Suzuki”), and Yaris iA, which is designed and manufactured by Mazda Motor Corporation (“Mazda”).

Mini-Vehicles
Mini-vehicles are manufactured and sold by Daihatsu. Daihatsu manufactures mini-vehicles, passenger vehicles, commercial vehicles and auto parts. Mini-vehicles are passenger vehicles, vans or trucks with engine displacements of 660 cubic centimeters or less. Daihatsu sold approximately 545 thousand mini-vehicles and 222 thousand automobiles on a consolidated basis during fiscal 2020. Daihatsu’s largest market is Japan, which accounted for approximately 80% of Daihatsu’s unit sales during fiscal 2020. From 2011, Toyota began to sell some mini-vehicles manufactured by Daihatsu under the Toyota brand.
Mid-Size
Toyota’s
mid-size
models include the Camry, which has been the bestselling passenger car in the United States for 22 of the past 23 calendar years (from 1997 to present) and also for the last 18 consecutive years. The Camry was fully remodeled in June 2017. Camry sales in the United States for 2019 were approximately 337 thousand units (including Camry hybrids). In addition, Toyota’s other mid-size
models include the REIZ for the Chinese market.
Luxury and Large
In North America, Europe, Japan and other regions, Toyota’s luxury lineup consists primarily of vehicles sold under the Lexus brand name. Lexus passenger car models include the LS, the GS, the ES, the IS, the CT, the LC and the RC. Toyota also sells the LX, the GX, the RX, the NX and the UX as luxury sport-utility vehicles and the LM as a luxury minivan. Toyota commenced sales of its luxury automobiles in Japan under the Lexus brand in August 2005. As of March 31, 2019, the Lexus brand lineup in Japan includes the LS, the GS, the ES, the IS, the CT, the LX, the RX, the NX, the UX, the LC and the RC. The Toyota brand’s full-size
luxury car, the Avalon, was remodeled in April 2018, and the Crown was fully remodeled in June 2018. The Lexus brand’s passenger vehicle ES was fully remodeled in October 2018 and the new luxury minivan model LM was introduced in February 2020. Toyota also fully remodeled the Century limousine in Japan in June 2018.
Sports and Specialty
In March 2017, Toyota introduced LC, the new model flagship coupe for Lexus.
Furthermore, in May 2019, Toyota introduced a new Supra for the first time in 17 years.
Recreational and Sport-Utility Vehicles and Pickup Trucks
Toyota sells a variety of sport-utility vehicles and pickup trucks. Toyota’s sport-utility vehicles available in North America include the Sequoia, the 4Runner, the RAV4, the Highlander and the Land Cruiser, and pickup trucks available are the Tacoma and Tundra. The Tacoma, the Tundra, the Highlander and the Sequoia are manufactured in the United States. Toyota also offers five types of sport-utility vehicles under the Lexus brand, including the LX, the GX, the RX, the NX and the UX. Toyota also manufactures the RX and RAV4 models in Canada. Toyota’s pickup truck, the Hilux, has been the bestselling model of all Toyota cars sold in Thailand. Toyota introduced the Lexus brand’s new model UX in November 2018, the fully remodeled RAV4 in January 2019, and the fully-remodeled Highlander in December 2019.
Minivans, Cabwagons, and Semi-Bonnet Wagon
Toyota offers several basic models for the global minivan market. Its largest minivans in Japan, the Alphard and the Vellfire, were remodeled in January 2015. In addition, the Noah/Voxy was remodeled in January 2014 and the new model Esquire was introduced in October 2014 in Japan. The new model Calya, an original equipment manufacturing (“OEM”) vehicle by Daihatsu, was introduced in July 2016 in Indonesia. Further, the Hiace was remodeled overseas in June 2019. Toyota’s other minivan models include, in Japan, the Estima and the Sienta, and, in North America, the Sienna.

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
Product Development
New cars introduced in Japan during fiscal 2019 and thereafter include the new Supra, Raize, and Granace. The remodeled car in Japan during fiscal 2019 and thereafter is the RAV4, Corolla, Corolla Touring, and Yaris. New cars introduced outside of Japan during fiscal 2020 and thereafter include the Lexus LM, and GLANZA, which is designed and manufactured by Suzuki. Remodeled cars outside of Japan during fiscal 2020 and thereafter include the Yaris, the Highlander, and the Hiace.
In addition, the IMV product lineup based on the IMV project to optimize global manufacturing and supply systems is a lineup of strategic multipurpose vehicles produced from a single platform to meet market demand. The IMV product lineup includes, as of March 31, 2020, the Hilux, Fortuner, and Innova, one or all of which are available in all regions.
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

	Year Ended March 31,
	2016		2017		2018		2019		2020
	Units	%	Units	%	Units	%	Units	%	Units	%
Market
Japan	2,059,093	23.7%	2,273,962	25.4%	2,255,313	25.2%	2,226,177	24.8%	2,239,549	25.0%
North America	2,839,229	32.7	2,837,334	31.6	2,806,467	31.3	2,745,047	30.6	2,713,165	30.3
Europe	844,412	9.7	924,560	10.3	968,077	10.8	994,060	11.1	1,028,537	11.5
Asia	1,344,836	15.5	1,587,822	17.7	1,542,806	17.2	1,684,494	18.7	1,604,870	17.9
Other*	1,593,758	18.4	1,347,182	15.0	1,391,731	15.5	1,327,017	14.8	1,372,302	15.3

Total	8,681,328	100.0%	8,970,860	100.0%	8,964,394	100.0%	8,976,795	100.0%	8,958,423	100.0%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

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

	(Thousands of Units)
	Fiscal Year Ended March 31,
	2016	2017	2018	2019	2020
Japan:
Total market sales (excluding mini-vehicles)	3,126	3,360	3,340	3,339	3,185
Toyota sales (retail basis, excluding mini-vehicles)	1,462	1,607	1,565	1,532	1,553
Toyota market share	46.8%	47.8%	46.9%	45.9%	48.8%

	(Thousands of Units)
	Calendar Year Ended December 31,
	2015	2016	2017	2018	2019
North America:
Total market sales	20,804	21,191	20,887	21,186	20,379
Toyota sales (retail basis)	2,817	2,798	2,791	2,798	2,757
Toyota market share	13.5%	13.2%	13.4%	13.2%	13.5%

Europe:
Total market sales	18,971	19,968	20,721	21,324	20,751
Toyota sales (retail basis)	874	928	1,002	1,035	1,089
Toyota market share	4.6%	4.6%	4.8%	4.9%	5.3%

Asia (excluding China):
Total market sales	9,287	9,541	10,078	10,710	9,726
Toyota sales (retail basis)	1,249	1,305	1,318	1,365	1,347
Toyota market share	13.4%	13.7%	13.1%	12.7%	13.8%

Japan
Japan is one of the leading countries with respect to technological advancements and improvements in the automotive industry and will continue to demonstrate such strength. Toyota strives to earn customer satisfaction by introducing products distinctive of Japan’s manufacturing ability such as value-added products including Lexus models, FCVs, plug-in
hybrid vehicles (“PHVs”) and HVs, vehicles with
3-seat
rows and mini-vehicles. Toyota’s consolidated vehicle sales in Japan in fiscal 2020 was 2,240 thousand units, an increase of 14 thousand units in comparison with the previous year. Toyota endeavors to secure and maintain its large share of and position atop the Japanese market. Toyota held a domestic market share (excluding mini-vehicles) on a retail basis of 46.9% in fiscal 2018, 45.9% in fiscal 2019, and 48.8% in fiscal 2020.
Although Toyota’s principle is to conduct production in regions where it enjoys true competitiveness, it considers Japan to be the source of its good manufacturing practices. Toyota supports its operations worldwide through measures such as the development of new technologies and products, low-volume
vehicles to complement local production, production of global vehicle models which straddle multiple regions and supporting overseas factories. Toyota is currently implementing the new platform and the new unit for the Toyota New Global Architecture (“TNGA”) globally, with Japan at the core. In Japan, Toyota is implementing flexible production based on market needs, in order to support its large share of domestic sales. Toyota also plans to close the Higashi Fuji plant of Toyota Motor East Japan, Inc. at the end of December 2020 and consolidate its production in northeastern Japan so that the competitiveness of the Japanese “manufacturing (
monozukuri
)” will be further strengthened on a continuing basis.

Since Toyota formed an alliance with SUBARU CORPORATION (“SUBARU”) in 2005, Toyota and SUBARU have utilized each other’s resources in development and production. In July 2008, SUBARU transferred 61 million SUBARU shares owned by SUBARU to Toyota with the aim to promote smooth collaboration. As a result of this transfer, Toyota owns 16.5% of SUBARU issued shares. In September 2019, in order to further strengthen the relationship, the two companies agreed that Toyota will increase its equity stake in Subaru up to 20% and at the same time Subaru will acquire shares in Toyota, promoting their collaboration to “make ever-better cars beyond what either company has been able to achieve thus far” and to “expand their collaboration to survive during this once-in-a-century
period of profound transformation.”
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
Toyota and Mazda have been engaged in collaboration such as the licensing of Toyota’s hybrid technologies to Mazda and the production of compact cars for Toyota at Mazda’s plant in Mexico. In May 2015, towards the goal of making cars with more appeal, Toyota and Mazda entered into an agreement to build a long-term partnership that would create synergies for both companies through such means as leveraging the resources of both companies and complementing each other’s products and technologies. After subsequent discussions, Toyota signed an agreement to enter into a business and capital alliance with Mazda in August 2017. As part of this business and capital alliance, the companies agreed to mutually acquire shares of the other company with the aim of advancing and strengthening their long-term collaboration, as well as to: 1) establish a joint venture that produces vehicles in the United States, 2) jointly develop technologies for EVs, 3) jointly develop connected-car
technology, 4) collaborate on advanced safety technologies and 5) expand replenishment of products. Pursuant to this agreement, in October 2017 Toyota and Mazda mutually acquired 50 billion yen worth of shares of each other. Toyota also established EV C.A. Spirit Corporation with Mazda and Denso Corporation (“Denso”) to jointly develop basic structural technologies for EVs. Furthermore, in March 2018, Toyota and Mazda established Mazda Toyota Manufacturing, U.S.A., Inc., a new joint venture company, to produce vehicles in the United States starting in 2021.
In February 2017, Toyota and Suzuki, aiming to contribute jointly to resolution of social issues and achievement of the sound and sustainable development of an automobile-based society, entered into a memorandum of understanding on beginning concrete examination of a business partnership. In November 2017, the two companies agreed to move forward in considering a cooperative structure for introducing EVs in India, and in March 2018, concluded a basic agreement toward the mutual supply of products. In May 2018, Toyota and Suzuki agreed that Toyota will provide Suzuki development support for a compact, ultrahigh-efficiency powertrain, to have Toyota Kirloskar Motor Private Ltd. (“TKM”) produce models developed by Suzuki and to collaborate with respect to African markets. In addition, in March 2019, Toyota and Suzuki began considering the concrete details of collaboration in new areas, such as collaboration in the area of production and promotion of the widespread use of electrified vehicles, by bringing together Toyota’s strength in technologies for electrification and Suzuki’s strength in technologies for compact vehicles. In August 2019, the two companies agreed that Toyota will acquire 4.94% of Suzuki’s shares and that Suzuki will also acquire Toyota shares, further strengthening their relationship and promoting collaboration. As a first step of their collaboration in Africa, starting from the end of 2020, small passenger hatchback cars, which are designed and manufactured by Maruti Suzuki, will be marketed and sold at Toyota’s distributors in South Africa and other African countries.

In December 2017, Toyota and Panasonic entered into an agreement to study the feasibility of a joint automotive prismatic battery business. Having repeatedly held discussions since then on the concrete details of their collaboration to achieve high-capacity and high-output automotive prismatic batteries that lead the industry in terms of both performance and cost as well as to contribute to the popularization of Toyota’s and other automakers’ electrified vehicles, in January 2019, Toyota and Panasonic agreed to establish a joint venture related to the automotive prismatic battery business. Specifically, the two companies agreed that the scope of the joint venture’s business operations will cover research, development, manufacturing and others, related to automotive prismatic lithium-ion
batteries, solid-state batteries and next-generation batteries and that the joint venture will integrate management and other resources from both companies. Toyota and Panasonic established Prime Planet Energy & Solutions, Inc. in April 2020.
In June 2018, Toyota and Denso agreed to begin to consider consolidating the core electronic component operations of both companies within Denso, and entered into a formal agreement concerning this in April 2019. On April 1, 2020, the production and development functions of electronic components at Toyota’s Hirose Plant will be consolidated within Denso. In doing so, the companies aim to establish a speedy and competitive development and production structure.
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
In the North American region, of which the United States is the main market, Toyota has a wide product lineup (excluding large trucks and buses), and sold 2,713 thousand vehicles on a consolidated basis in fiscal 2020. This represents approximately 30% of Toyota’s total unit sales on a consolidated basis. The United States, in particular, is the largest market in the North American region, which accounts for 87% of the retail sales of Toyota in such region. Sales figures for fiscal 2020 were 98.8% of those in the prior fiscal year.
Toyota commenced sales of the first-generation Prius hybrid model in North America in 2000. The Prius became Toyota’s bestselling model behind the Corolla and Camry, having gained particular support among customers concerned with the environment. Toyota continued further expansion of its environmentally friendly vehicles with the introduction of models such as, the fully remodeled all-new
Prius and the
all-new
fuel cell vehicle MIRAI in 2015, the Prius PHV in 2016, the Camry HV in 2017, the fully remodeled Avalon HV and RAV4 HV in 2018, and Highlander HV and Sienna HV in 2020 (scheduled).
Since the introduction of the LS and ES models under the premium brand model, Lexus, in the United States in 1989, Toyota has expanded its Lexus sales with models including the GS, IS and RX. Toyota sold 344 thousand units through the introduction of the new RX model in 2015, 352 thousand units in 2016, 305 thousand units in 2017, 298 thousand units in 2018, when the new model UX and the fully remodeled ES were introduced, and 298 thousand units in 2019.
Toyota is continuing to revise its vehicle models and North American production capacities in response to changes in market conditions. Through the business alliance with Mazda Motor Corporation, the production of Toyota brand compact cars for sale mainly in North America began at Mazda’s plant in Mexico in June 2015. In addition, Toyota commenced production of the Lexus ES350 at its Kentucky plant for sale in the North America market starting in October 2015. Toyota also launched the all-new
Camry with the first TNGA platform in North America at the Kentucky plant in 2017 and redesigned Avalon into an all-new
model in 2018. Toyota increased the production capacity of the Tacoma from 100,000 to 160,000 in Baja California, Mexico in 2018 and of the Highlander at its Indiana plant in 2019. Toyota’s Mississippi plant started production of the remodeled new Corolla with the TNGA platform in 2019, and its new Mexico plant (Guanajuato) commenced operations at the end of 2019 and began producing the Tacoma. In the meantime, consignment production that started at SIA in 2007 ceased in May 2016.
In terms of auto parts, Toyota increased production capacity of engine plants in Kentucky and Alabama in 2013 and 2014, respectively, to meet rising demand, and also increased production capacity of auto parts at its automatic transmission plant in West Virginia in 2014.
In order to further strengthen competitiveness in North America, Toyota will continue the realignment of North American manufacturing operations going forward. As part of this effort, in addition to the building of a new plant in Mexico in 2019, production of the NEW SUV is planned to commence at a new plant in Alabama that will be established by the joint venture with Mazda around 2021. In addition to the plant in Mississippi, compact cars will also be produced at the new plant in Alabama. Toyota will focus its production of mid-sized
vehicles in the plant in Canada, along with the plants in Indiana and Kentucky, by commencing production of the mid-sized
SUV RAV4 instead of the Corolla in Canada starting in 2019. Toyota also introduced the RAV4 at the Kentucky plant in January 2020 in order to catch up with the expanding SUV market. For powertrains, Toyota plans to start producing 120,000 hybrid transaxles (hybrid vehicle transmissions) per year at its West Virginia plant starting in 2020 and further increase the production capacity by 120,000 units per year in 2021. Toyota also plans to raise the production capacity of four-cylinder engines and V6 engines by 230,000 units by 2021.
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

While competition in Europe continues to intensify, Toyota has expanded its lineup of hybrid models to further strengthen its sales operations, and has entered into supply agreements with PSA for light commercial vehicles in 2012. To strengthen its business setup so that it is less likely to be affected by exchange rates, Toyota launched RAV4 for Russia at OOO “TOYOTA MOTOR” (“TMR”) and
C-HR
at Toyota Motor Manufacturing Turkey Inc. (“TMMT”) in 2016 in the form of local production. In addition, Toyota is actively promoting production and sales measures that meet local demand by strengthening its value chain including used car dealerships, after-sales services and finance and insurance services. From January 2021, Toyota will take financial ownership of the Toyota Peugeot Citroën Automobile (TPCA) plant in Kolin (Czech Republic). TPCA is the manufacturing joint venture with PSA that produces the compact
A-segment
models since 2005.
In 2019, the European automotive market was unchanged from the previous year as the sluggishness in Russia, Turkey, the United Kingdom and Spain was offset by the growth of other markets such as Germany, France and Poland.
Toyota sales in 2020 exceeded that of the previous year due to an increase in units sold for Yaris, AYGO, and RAV4, and the expansion of a new hybrid powertrain to Camry and Corolla Sedan. Higher sales in most markets made up for the slowdown in Russia and Turkey; sales in France, Poland, the Baltic countries, Israel and Kazakhstan hit a record high. Toyota’s consolidated vehicle sales in Europe in fiscal 2020 was 1,029 thousand units, an increase of 3.5% from fiscal 2019.
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
In terms of model change, Toyota Motor Manufacturing (UK) Ltd. (“TMUK”) and TMMT implemented a model change for the Corolla in 2018 and 2019, respectively. Also, in Russia, Toyota redesigned the Camry into an all-new
model on the TNGA platform in April 2018. In February 2020, Toyota launched a new compact van range, PROACE CITY, supplied by PSA, as part of its plan to strengthen Toyota’s line-up
in the growing European light commercial vehicle market. To cater to customers seeking the ultimate fun-to-drive
vehicle, Toyota also launched GR Supra, the first global model of Toyota motor sports brand Toyota GAZOO Racing, produced at BMW’s Magna Steyr plant in Austria. The first vehicles were delivered to customers in July 2019.
In terms of auto parts, in October 2016, Toyota decided to produce hybrid transaxles and gasoline engines in Poland. Toyota started production of hybrid transaxles in 2018 at Toyota Motor Manufacturing Poland (“TMMP”), a production plant for transmissions and engines, and added two gasoline engines — a 1.5L in 2017 and a 2.0L in 2019 — at Toyota Motor Industries, Poland (“TMIP”), a production plant for diesel engines. In concert with the enhancement of the gasoline engine business, the two companies were integrated in April 2017.
As part of Toyota’s global vision to evolve into a mobility company, Toyota launched a new mobility brand, KINTO, in Europe in January 2020. Using a distinct and dedicated brand, Toyota aims to appeal to a new category of MaaS customers. KINTO-branded services will range from full-service leasing to car sharing, carpooling and subscription. KINTO-branded services will be deployed market-by-market
based on viability and sustainability of the business case.
Asia
Toyota’s consolidated vehicle sales in Asia (including China) in fiscal 2020 was 1,605 thousand units, a decrease of 4.7% from fiscal 2019.
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
Toyota’s principal Asian markets are Thailand, India, Indonesia and Taiwan.
In Thailand, Toyota has three plants capable of producing approximately 800 thousand units per year, not only to meet domestic demands but to serve as a production base for regions inside and outside the ASEAN region, and produces and exports the Hilux, the Hiace, the Corolla, the Camry and the Vios. Toyota implemented a model change for the Hiace and Corolla in 2019, and is steadily working on the redesigning of such models.
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
In Indonesia, Toyota introduced the Etios and commenced operation of a second plant in Karawang in 2013 in order to meet the diverse customer needs and the expanding market. Currently, Toyota is producing the Vios, the Yaris and the Sienta, and the initial production capacity of 70 thousand units per year has become 130 thousand units per year. Similar to the plant in Thailand, PT Toyota Motor Manufacturing Indonesia (“TMMIN”) is positioned as a production base for regions inside and outside of the ASEAN region, including the production of Innova and the Fortuner at the first plant. Toyota also constructed a passenger vehicle engine plant that commenced production in February 2016.
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
Total vehicle sales in the Chinese market decreased 9% from 28.18 million in 2018 to 25.78 million in 2019. In this market, Toyota’s sales in 2019 were 1.61 million vehicles, up 9% from the previous year. In the domestically produced passenger vehicle market in mainland China (20.72 million units), Toyota had a market share of 8%. In 2019, sales of SUVs expanded as a result of customers’ value diversification. As for Toyota’s distribution network, Toyota has been expanding the distribution network for locally produced vehicles in cooperation with Chinese joint venture partners under Tianjin FAW Toyota Motor Co., Ltd. and Guanqi Toyota Motor Co., Ltd., and for imported vehicles, Toyota has also been expanding primarily the Lexus brand sales network. Toyota plans to further increase sales by expanding the number of dealers and the product lineup for both locally produced and imported vehicles. In addition, as the market in China develops and becomes more sophisticated, Toyota plans to promote the so-called
“Value Chain” businesses such as used cars, services, financing and insurance so as to contribute to the development of a mobility society.
South and Central America, Oceania, Africa and the Middle East
Toyota’s consolidated vehicle sales in South and Central America, Oceania, Africa and the Middle East (collectively, the “Four Regions”) in fiscal 2020 were 1,372 thousand units, an increase of 3.4% from fiscal 2019.
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
Moreover, in terms of auto parts, Toyota commenced first line production at a plant in Brazil for passenger vehicle engines in February 2016, and opened the second line in July 2019.
Production
Toyota and its affiliated companies produce automobiles and related parts and components through more than 50 overseas manufacturing companies in 27 countries and regions besides Japan. Toyota’s major manufacturing facilities include plants in Japan, the United States, Canada, the United Kingdom, France, Turkey,

Czech Republic, Russia, Poland, Thailand, China, Taiwan, India, Indonesia, South Africa, Argentina and Brazil. Daihatsu brand vehicles are produced at four factories in Japan and two manufacturing companies in two other countries of Indonesia and Malaysia. Hino brand vehicles are produced at four factories in Japan and eleven manufacturing companies in eleven countries, including Indonesia and Thailand, and Toyota is planning to increase the bases in the United States and Russia. For a listing of Toyota’s principal production facilities, see “Information on the Company — Property, Plants and Equipment.”
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
In fiscal 2019, Toyota produced on a consolidated basis 4,309 thousand vehicles in Japan and 4,676 thousand vehicles overseas, and 4,413 thousand vehicles in Japan and 4,406 thousand vehicles overseas in fiscal 2020.
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

	Fiscal Year Ended March 31,
	2016	2017	2018	2019	2020
Units Produced
Japan	3,980,576	4,109,038	4,285,844	4,308,903	4,413,162
North America	1,970,053	2,062,862	1,902,304	1,840,502	1,807,289
Europe	564,934	637,352	681,048	679,380	674,125
Asia	1,605,345	1,674,468	1,601,473	1,681,783	1,521,551
Other*	454,991	491,789	493,464	474,618	403,495
Total	8,575,899	8,975,509	8,964,133	8,985,186	8,819,622

*	“Other” consists of Central and South America, Oceania and Africa.
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
•	“ Just-in-Time ,” and
•	“ Jidoka .”

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
In January 2018, Toyota established the TPS Group, and in order to stay true to itself, Toyota has gone back to its roots, positioning TPS as the bedrock of its management, and is moving forward with initiatives to ensure that TPS is passed on to the future as part of Toyota’s DNA. Specifically, Toyota will have the concepts of “
Just-in-Time
” and “
jidoka,
” which are the two main pillars of the TPS, spread within the entire company and have all divisions, including technical and administrative divisions, work to reduce lead time and ensure that abnormalities are made visible, through which Toyota will achieve results by both cost reduction through improved productivity as well as improved work quality.
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
Distribution
Toyota’s automotive sales distribution network is the largest in Japan. As of March 31, 2020, this network consisted of 275 dealers employing approximately 32 thousand sales personnel and operating approximately 4.6 thousand sales and service outlets. Toyota owns 6 of these dealers and the remainder is independent.
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
Sales of Toyota vehicles in Japan have been conducted through four sales channels — “Toyota,” “Toyopet,” “Corolla” and “Netz.” In addition, Toyota introduced the Lexus brand to the Japanese market in August 2005, and currently distributes the Lexus brand vehicles through a network of 172 Lexus sales outlets in order to enhance its competitiveness in the domestic luxury automotive market. The following table provides information for each channel as of March 31, 2020.

	Dealers
Channel	Toyota Owned	Independent	Total	Market Focus
Toyota	1	47	48	Luxury channel for Toyota brand vehicles
Toyopet	2	49	51	Leading channel for the medium market
Corolla	1	71	72	Volume retail channel centering on compact models
Netz	1	103	104	Sales channel targeting customers with new values for the 21 st century
Other	1	—	1	Toyota Mobility Tokyo * Integration of Toyota’s four directly owned sales companies in Tokyo (since April 2019)

Brand			Sales Outlets	Market Focus
Lexus			172	Premium brand

Starting in May 2020, Toyota’s sales channels, each of which had carried different car models, will start offering all Toyota vehicles, except for the Lexus brand vehicles which will continue to be distributed through the Lexus sales outlets.
Outside Japan, Toyota vehicles are sold through approximately 169 distributors in approximately 203 countries and regions. Through these distributors, Toyota maintains networks of dealers. The chart below shows the number of Toyota distributors as of March 31, 2020 by country and region:

Country/Region	Number of Countries	Number of Distributors
North America	3	5
Europe	53	29
China	1	4
Asia (excluding China)	19	13
Oceania	17	15
Middle East	16	14
Africa	55	49
Central and South America	39	40

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
in 2014). In 2005, DCMs became a standard feature in Lexus cars, and Toyota launched the
G-Link
service in Japan before expanding it to North America and China. As the first step towards connecting all vehicles, in June 2018, Toyota also launched sales in Japan of the new Crown and Corolla Sport with DCMs as standard features for all vehicles. This marked the start of Toyota’s full-scale roll out of connected cars. Toyota plans to equip virtually all passenger vehicles it sells in Japan and the United States with DCMs by 2020, and steadily equip more vehicles with DCMs in other major markets around the world going forward.
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
The Connected Strategy has three facets: defense,
Kaizen
(improvement) and offense. Defense means to establish long-term relationships of trust with customers, and to secure and expand the existing value chains;
Kaizen
(improvement) means to rapidly improve productivity, quality, and lead time of work by changing existing work habits; and Offense means to create new value for our cars and to create our new mobility business.

As practical measures for realizing a Smart Mobility Society based on the Connected Platforms, Toyota is promoting: 1. “Connected with vehicles and roads (SAFETY) — Cooperative ITS, driving assistance functions and automated driving”; 2. “Connected with people (COMFORT) — Connected Service”; and 3. “Connected with society and the community (ECO & CONVENIENCE) – Maas (Mobility as a Service).”
Connected with vehicles and roads (SAFETY) — Cooperative ITS
Enhancing transport systems requires taking a general approach that addresses various factors that are pertinent not only to vehicles but also roads, people and public transport systems in order to ensure smooth and efficient movement of people and vehicles and to build a safe transportation environment. This covers a wide scope, including VICS and ETC (Electronic Toll Collection System), which are already standard in Japan. “Cooperative ITS,” which combines cutting edge IT and vehicle technology, is in development and has begun to be partially implemented. With the aim of achieving a safe and comfortable transportation society, Toyota is promoting initiatives to populalize and increase the sophistication of “Cooperative ITS,” which provides information that cannot be captured by car sensors to drivers through the vehicle-to-infrastructure
(V2I) and
vehicle-to-vehicle
(V2V) bidirectional communication systems, therby reducing accidents.
•	The operation of “ETC2.0” commenced in 2009 and corresponding products are available for purchase. Mainly for use on highways, this service provides drivers with information related to road traffic and safe driving that is transmitted from road infrastructures to car navigation systems via video and voice.

•	“ITS Connect,” a driving safety support system that uses a dedicated ITS frequency of 760 MHz, was introduced in the fall of 2015. Through direct and continuous exchange of information between vehicles and the road and among vehicles, this system aims to mitigate accidents near intersections, which have been difficult to mitigate to date. The system also includes Communicating Radar Cruise Control features, which supports smooth acceleration and deceleration when following behind another vehicle. From August 2017, Toyota and Mazda started a partnership in the field of advanced safety technologies and a collaboration between the two companies concerning Toyota’s vehicle-to-vehicle
and
vehicle-to-infrastructure
technologies is undergoing.

Toyota is promoting the development of systems with further enhanced functions, and will aim at the realization of automated driving in which all drivers can move safely, smoothly and freely by harmonizing ITS technology and vehicle control technology.
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
Toyota has completed installation of Toyota Safety Sense on nearly all models sold in Japan, the United States and Europe at an affordable price aimed at widespread adaption. The accumulated global shipments of vehicles with Toyota Safety Sense installed exceeded 16 million vehicles (of which approximately 7 million vehicles were shipped to the United States) as of the end of December 2019.
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

•	In 2019, Toyota enhanced connectivity with smartphones, the ever-evolving devices that have become a part of our lives. By equipping car displays with audio functions and smartphone-linked functions, drivers can directly access their favorite smartphone functions, such as phone, messages and music as well as navigation guidance, through the display, thereby enabling them to safely use smartphone applications on the road.
•	HELPNET is an emergency dial system that, in the event of a traffic accident or medical emergency, transmits information required for emergency rescue, such as present-location data and vehicle details, either automatically or with the touch of a button. It immediately contacts police and fire departments through the HELPNET Operation Center. This system is integrated into
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
, meaning images. GAZOO was established as an Internet membership service linking Toyota, its national dealer network and GAZOO members, and has provided information on new and used Toyota vehicles and related services, as well as online shopping services. GAZOO later expanded to include information on other automakers, as well as a rich blog feature as a social networking portal site on automobiles.
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
car-sharing
services program in July 2018.
In terms of ride-sharing, in May 2016, Toyota and Uber entered into a memorandum of understanding to explore collaboration with respect to ride-sharing. In August 2018, the scope of collaboration was expanded: Toyota and Uber will be developing vehicles utilizing the technologies of both companies and used exclusively for ride-sharing, and introducing the same into Uber’s ride-share network. Technology establishment of the in-vehicle
equipment and control interface is underway. Furthermore, in April 2019, in order to accelerate the development and practical realization of automated driving vehicles for ride-sharing, Toyota announced that it will invest in Uber Advanced Technologies Group together with Denso Corporation and SoftBank Vision Fund L.P. Toyota is currently developing automated driving MaaS vehicles to realize its pilot program in short order .
In anticipation of various possibilities, such as collaboration on automated driving, operations and vehicle offerings in the future, Toyota invested in May Mobility, a pioneering venture company engaged in the mobility service businesses, including automated driving, in North America.
In China, Toyota announced its collaboration with Didi Chuxing (“DiDi”) on
e-Palette
in January 2018, and launched vehicle-related services, including a vehicle leasing service and various services for DiDi ride-hailing drivers at a Toyota dealer in May 2018. Those cars are equipped with Toyota’s in-vehicle
device, TransLog, leveraging intelligent analysis capabilities of Toyota’s MSPF to provide quality automobile maintenance support and safe driving guidance to ride-hailing drivers through connected services. In April 2019, Toyota and DiDi agreed to expand their collaboration to include MaaS in China, pursuant to which Toyota has established a joint venture with GAC Toyota Motor Co., Ltd. (GTMC) for vehicle-related services for ride-hailing drivers. Through this agreement, Toyota and DiDi plan to shift to full-scale implementation of services that they have been developing in China to realize more-efficient and high-quality ride-hailing businesses.
Toyota also invested in Pony ai in February 2019, and the two companies are discussing specific details of the collaboration, centered on automated driving technologies.
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
In March 2020, Toyota and Nippon Telegraph and Telephone Corporation (“NTT”) agreed to enter into a business and capital alliance with the aim of realizing smart cities that continue to evolve in accordance with response to the needs of residents. The two companies will jointly build a “Smart City Platform” for smart cities that will offer value to all areas, from people, cars and houses, to everyday life, business, infrastructure and public services related to residents, businesses, local governments, and the like. As a precedent model, it will first be implemented in the Higashi-Fuji area of Susono City, Shizuoka Prefecture (the Woven City) and in the Shinagawa area in
Minato-ku,
Tokyo (a part of the NTT block in front of Shinagawa Station), and is expected to be rolled out to other cities in succession.
Financial Services
Toyota’s financial services include loan programs and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value-added service. In July 2000, Toyota established a wholly-owned subsidiary, TFSC, to oversee the management of Toyota’s finance companies worldwide, through which Toyota aims to strengthen the overall competitiveness of its financial business, improve risk management and streamline decision-making processes. Toyota has expanded its network of financial services, in accordance with its strategy of developing auto-related financing businesses in significant markets. Accordingly, Toyota currently operates financial services companies in 38 countries and regions, which support its automotive operations globally.

Toyota’s revenues from its financial services operations were ¥2,190.5 billion in fiscal 2020, ¥2,153.5 billion in fiscal 2019, and ¥2,017.0 billion in fiscal 2018. In fiscal 2020, downward pressure on revenue in the financing business from the previous year remained, including an increase in interest rates in the United States and some emerging countries, as well as increased vehicles with expired leases, but the business as a whole saw steady growth mainly due to the accumulated balance of earning assets. In fiscal 2020, the business was generally stable with a steady increase in the balance of earning assets and a decrease of interest rates in the United States and other countries; however, deteriorating future outlook due to the impact of
COVID-19
was factored in at the end of the term. Under such circumstances, as a result of Toyota’s continued collaboration with dealers in various countries and regions and efforts to expand products and services that meet customer needs, Toyota’s share of financing provided for new car sales of Toyota and Lexus vehicles in regions where TFSC operates remained at a high level of approximately 35% and the balance of earning assets continued to steadily increase globally, with the exception of some countries. In addition, Toyota is making efforts to provide both its customers and dealers with stable financial services by diversifying its funding methods in recent years, such as issuing Green Bonds in addition to using already existing means as commercial paper, corporate bonds, bank borrowings, ABCP (Asset Backed Commercial Paper) and ABS (Asset Backed Securities). Furthermore, Toyota continued to perform detailed credit appraisals and serve customers by monitoring bad debt and loan payment extensions, and the percentage of credit losses remained low, at 0.29% and 0.27% in fiscal years 2020 and 2019, respectively. Toyota continues to work towards improving its risk management measures in connection with credit and residual value risks.
Toyota Motor Credit Corporation is Toyota’s principal financial services subsidiary in the United States. Toyota also provides financial services in 37 other countries and regions through various financial services subsidiaries, including:
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
In response to the the shift from “owning” cars to “using” cars, Toyota started a nationwide rollout of KINTO beloved-car
subscription service at KINTO Corporation, which Toyota established in Japan in January 2019. Toyota is enhancing the provision of full service leasing in Europe through Toyota Fleet Mobility GmbH, which Toyota established in Germany in September 2018. Furthermore, Toyota developed and started provision of the payment application “TOYOTA Wallet” as a platform that contributes to improving the convenience of customers’ daily payments and creating a foundation for a mobility society.
Net finance receivables for all of Toyota’s dealer and customer financing operations were ¥17,038.0 billion as of March 31, 2020, representing an increase of 0.7% as compared to the previous year. The majority of Toyota’s financial services are provided in North America. As of March 31, 2020, 55.8% of Toyota’s finance receivables were derived from financing operations in North America, 13.0% from Asia, 12.6% from Europe, 8.8% from Japan and 9.8% from other areas.

Approximately 45% of Toyota’s unit sales in the United States during fiscal 2020 included a finance or lease arrangement with Toyota. Because the majority of Toyota’s financial services operations are related to the sale of Toyota vehicles, a decrease in vehicle unit sales may lead to a contraction of Toyota’s financial services operations.
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
Other Financial Services
Toyota Finance Corporation launched its credit card business in April 2001 and began issuing Lexus credit cards in 2005 when the Lexus brand was introduced in Japan. As of March 31, 2020, Toyota Finance Corporation has 15.9 million card holders (including Lexus credit card holders).
All Other Operations
In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive
business activities. Net sales for these activities totaled ¥1,504.5 billion in fiscal 2020, ¥1,676.3 billion in fiscal 2019, and ¥1,646.1 billion in fiscal 2018.
Housing
Toyota established Toyota Housing Corporation (“THC”) as a subsidiary in April 2003 and transferred to it product planning and sales operations related to the manufacture and sale of housing. Furthermore, in April 2008, Toyota transferred the product development operation to THC. In October 2010, Toyota spun-off
its housing operations (project planning, technology development and manufacturing) and integrated them into THC. In March 2005, Toyota, together with institutional investors, agreed to jointly invest in Misawa Home Holdings, Inc. (“Misawa Homes”; renamed Misawa Homes Co., Ltd.) pursuant to its request for assistance in its rehabilitation. In April 2010, determining that a stronger collaboration with Misawa Homes would be desirable in order to achieve further growth, THC agreed to purchase Misawa Homes shares from an institutional investor. In addition, Toyota transferred ownership of Misawa Homes to THC in October 2010. THC made Misawa Homes its subsidiary in January 2017 in order to strengthen competitiveness through their enhanced collaboration. Through these activities, Toyota strengthened its housing business.
In January 2020, Toyota and Panasonic Corporation (“Panasonic”) established Prime Life Technologies Corporation (“Prime Life Technologies”), a new joint venture related to the town development business. Both companies aim to fuse the “mobility services” initiatives promoted by Toyota and the “lifestyle updates” initiatives spearheaded by Panasonic through collaboration based on the establishment of the joint venture, thereby creating new value for the entire town as a whole.
As part of the establishment of Prime Life Technologies, Toyota, through THC, acquired approximately 49% of the shares in Misawa Homes which were owned by Misawa Homes’ shareholders other than THC by conducting a triangular share exchange. In addition, Toyota made THC its wholly-owned subsidiary through a number of transactions, including causing THC to acquire shares in THC from Toyota group companies and other parties, and thereafter transferred all of the shares in THC to Prime Life Technologies as part of a joint share transfer. To realize Prime Life Technologies’ mission of “achieving a lifestyle beyond imagination through future-oriented technologies,” Prime Life Technologies will bring about an unconventional yet more comfortable and convenient way of life, valuing safety and security for people, the environment and society.
Information Technology
See “— Enhancing Vehicle Functionality and Intelligent Transport Systems” for a description of Toyota’s information technology.

Governmental Regulation, Environmental and Safety Standards
Toyota is inevitably required to comply with the regulations applied to its products relating to the emission levels, fuel economy, noise, safety and so on. In addition, Toyota is subject to laws in various jurisdictions regulating the levels of pollutants generated by its plants. Toyota has incurred significant costs in complying with these laws and regulations and expects to incur significant compliance costs in the future. Toyota’s management views leadership in environmental protection as an important competitive factor in the marketplace.
International Harmonization of Vehicle Regulations
The World Forum for Harmonization of Vehicle Regulations (WP.29) of the United Nations Economic Commission for Europe (UNECE) has developed certain international rules and regulations such as the UN Regulations (UNR) under the 1958 Agreement and the Global Technical Regulations (GTR) under the 1998 Agreement and has been working to promote international harmonization of the technical prescriptions for the construction and approval of wheeled vehicles. The UNR has been adopted in jurisdictions such as Japan, EU and Russia, and each participating party’s type approvals are mutually recognized under the 1958 Agreement. The parties to the 1998 Agreement include the U.S., China and India in addition to Japan, EU and Russia, and 20 Global Technical Regulations have been established to date. As the progress of the international harmonization of technical prescriptions will lead to the reduction of the variations in product specifications from country to country, it is expected to lead to greater efficiency in Toyota’s product development.
Vehicle Emissions
Japanese Standards
The Air Pollution Control Act of Japan and the Road Transport Vehicle Act and the Act Concerning Special Measures for Total Emission Reduction of Nitrogen Oxides and Particulate Matter from Automobiles in Specified Areas regulate vehicle emissions in Japan. In recent years, in addition to the strengthened regulations on particulate matters emitted from gasoline-fueled vehicles, as can be seen from the adoption of the Worldwide Harmonized Light Vehicles Test Procedure (WLTP) driving cycles and the introduction of the Real Driving Emission (RDE), more stringent regulations have been decided to be introduced to match the European Europe. Moreover, both the Noise Regulation Act and the Road Transport Vehicle Act provide for noise reduction standards on automobiles in Japan.
U.S. Federal Standards
The federal Clean Air Act directs the Environmental Protection Agency (“EPA”) to establish and enforce air quality standards, including emission control standards on passenger vehicles, light-duty trucks and heavy-duty vehicles. Manufacturers are not permitted to sell vehicles in the United States that do not meet the standards. In March 2014, the EPA finalized new “Tier 3” tailpipe emission and evaporative emission standards for passenger vehicles, light-duty trucks, medium-duty passenger vehicles and some heavy-duty vehicles. Under the rule, tailpipe emission standards for volatile organic compounds, carbon monoxide, nitrogen oxides, and particulate matter, as well as standards for evaporative emissions and guaranteed useful life (which relates to a vehicle’s ability to meet emission limits over time), would become increasingly stringent in phases from 2017 to 2025. The rule would bring federal emission standards for these pollutants in line with California’s emission standards.
The new Tier 3 rule also required reductions in gasoline’s sulfur content beginning in 2017.
California Standards
Under the federal Clean Air Act, the State of California has been permitted to establish its own vehicle emission control standards if it receives a waiver from the EPA that allow the California standards to preempt less-stringent federal standards. The EPA granted such a preemption waiver to California in January 2013. The waiver provides a legal basis for California’s mandate for
zero-emission
vehicles. Pursuant to the mandate, the CARB requires that a specified percentage of a manufacturer’s passenger vehicles and light-duty trucks sold in California be
“zero-emission
vehicles” (vehicles producing no emissions of regulated pollutants), as well as permits certain advanced technology vehicles such as PHVs, and alternative fuel vehicles that meet “partial zero-emission
vehicles requirements,” to be granted partial qualification as EVs or FCVs. Toyota’s MIRAI qualifies as a zero-emission
vehicle. The current Prius Prime has been certified as a partial zero-emission
vehicle. Toyota intends to continue to develop additional advanced technologies and alternative fuel technologies that will allow other vehicles to qualify as zero-emission
vehicles or
partial-zero-emission
vehicles.
In January 2012, the CARB adopted the Advanced Clean Cars (“ACC”) program. The ACC program, developed in coordination with the EPA and the federal National Highway Traffic Safety Administration (“NHTSA”), includes
Low-Emission
Vehicle (LEV) regulations, known as the LEV III regulations, that reduce emissions of smog-causing pollutants (volatile organic compounds, carbon monoxide, nitrogen oxides and particulate matter) and greenhouse gases from cars and light-duty trucks for model years 2015 to 2025. The regulations also include standards for evaporative emissions and guaranteed useful life.
California has adopted
On-Board
Diagnostics (OBD) regulations. The OBD regulations, which makes the detection of emission control system malfunctions mandatory, are the most stringent regulations in the world in terms of subject parts and regulatory values.
Other States’ Standards
Thirteen states (Colorado, Connecticut, Delaware, Maine, Maryland, Massachusetts, New Jersey, New York, Oregon, Pennsylvania, Rhode Island, Vermont and Washington) have adopted regulations substantially similar to California’s low-emission
vehicle requirement, and eleven of these have adopted California’s zero-emission
vehicle requirement. In September 2019, the Governors of Minnesota and New Mexico indicated that they planned to adopt California’s low vehicle emissions requirement as well.
Canadian Standards
Canada has finalized vehicle emission standards equivalent to the federal standards in the United States in October 2014, in response to the strengthening of the federal vehicle emission standards in the United States applicable to model years 2017 to 2025. Furthermore, certain Canadian provinces are currently considering enacting their own regulations. On January 11, 2018, the Ministry of Sustainable Development, Environment and the Fight against Climate Change of the Province of Quebec issued regulations on zero-emission
vehicles including EVs, FCVs and PHVs, among others. In November 2018, the premier of British Columbia announced that the government would introduce legislation concerning zero-emission
vehicles (indicating the
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
The primary focus of Euro 6 is to limit further emissions of diesel powered vehicles and bring them down to a level equivalent to gasoline powered vehicles. In addition, Euro 6 is being implemented in two stages, and beginning with the second stage (September 2017 for passenger vehicles and September 2018 for commercial vehicles), the EU is implementing the Real Driving Emission (“RDE”) regulations, which requires manufacturers to conduct on-road
emissions tests using portable emissions testers. Since September 2017, manufacturers have been required to reduce the divergence between the regulatory limit tested in laboratory conditions and the values of RDE tests. The EU has also decided to implement the Worldwide harmonized Light vehicles Test Procedure (WLTP), which were introduced on September 1, 2017 and will be phased in for all new cars between 2018 and 2019. The
On-Board
Diagnostics (OBD) regulations have also been tightened in terms of both subject parts and regulatory values. Effective January 1, 2019, the EU implemented an improved WLTP procedure that purports to eliminate test flexibilities and introduces on-board
fuel and energy consumption monitoring devices.
Chinese Standards
The next-generation emissions regulations for passenger vehicles, or Level 6 Emissions Regulations (China 6), were issued as
GB18352.6-2016
at the end of 2016, pursuant to which tighter requirements will be implemented in two steps, depending on the regulated subjects and the implementation timing. Specifically, China 6a will apply to all models to be sold or registered in July 2020 and beyond, and China 6b will apply to all models to be sold or registered in July 2023 and beyond. China 6b will also introduce the RDE Regulations adopted under Euro 6. The
On-Board
Diagnostics (OBD) regulations have also been tightened in terms of both subject parts and regulatory values. With respect to fuels in the market, the quality standards and the implementation from January 2019 for China 6 gasoline fuel and China 6 diesel fuel have been provided in GB17930-2016 and GB19147-2016 so as to keep up with the implementation timing of China 6 emissions regulations. Moreover, for areas where the air quality improvement is an urgent necessity, China 6 is scheduled to be implemented from July 2019 ahead of the implementation throughout China.
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
(equivalent to EURO6) to 2020. Moreover, Thailand has also decided to introduce regulations equivalent to Euro 5 and Euro 6.
Vehicle Fuel Economy
Japanese Standards
The Act on Rationalizing Energy Use requires automobile manufacturers to improve their vehicles to meet specified fuel economy standards. Fuel economy standards are established according to the types of vehicles, and are required to be met by either fiscal 2011 (April 2010-March 2011), fiscal 2016 (April 2015-March 2016), fiscal 2021 (April 2020-March 2021), fiscal 2023 (April 2022-March 2023), fiscal 2026 (April 2025-March 2026) or fiscal 2031 (April 2030-March 2031). From 2020, if the WLTP mode is applied as a vehicle emissions test cycle, fuel economy test must be also conducted based on the WLTP mode.

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
In December 2011, the EPA and the NHTSA issued a joint proposed rule to further reduce greenhouse gas emissions and improve fuel economy for passenger vehicles, light-duty trucks and medium-duty passenger vehicles for model years 2017 through 2025. Pursuant to the rule, which was finalized in August 2012, these vehicles are required to meet an estimated combined average emission level of 163 grams of carbon dioxide per mile in model year 2025, equivalent to 54.5 miles per gallon if these requirements are met through improvements in fuel economy standards. At the same time, the NHTSA issued CAFE standards for passenger vehicles and light-duty trucks that would require manufacturers to meet an estimated combined average fuel economy level of 49.6 miles per gallon in model year 2025.
On August 24, 2018, however, the EPA and the NHTSA proposed the Safer Affordable Fuel Efficient (“SAFE”) rule, which was meant to replace the rule enacted in 2012 with less stringent greenhouse gas emission standards and CAFE standards. On September 27, 2019, the EPA and the NHTSA issued Part 1 of the final SAFE rule, which is also referred to as the One National Program rule. The One National Program rule withdraws California’s waiver to issue its own, more stringent greenhouse gas emission standards under the LEV III program. The One National Program rule also calls into question the validity of California’s zero emission vehicle mandate (and the other state laws adopting it.) On March 31, 2020, the EPA and NHTSA issued Part 2 of the final SAFE rule, which calls for a 1.5% annual increase in the stringency of greenhouse gas emissions and CAFE standards for cars and light trucks for model years 2021 through 2026, as opposed to the 5% annual increase called for in the prior rule enacted in 2012. The EPA and NHTSA project that average fuel economy for 2026 model year vehicles will be 40.4 miles per gallon, compared with 46.7 miles per gallon projected for 2025 model year vehicles under the previous rule enacted in 2012.
California has pledged, despite the SAFE rule, to maintain its more stringent greenhouse gas emission standards under the LEV III program as well as its zero-emissions
vehicle mandate. On November 15, 2019, California, 22 other states, the District of Columbia, and the cities of Los Angeles and New York filed suit in the U.S. Court of Appeals for the District of Columbia to challenge the revocation, pursuant to the One National Program rule, of California’s waiver. Whatever the outcome, Toyota plans to meet applicable fuel economy standards by further developing fuel-efficient technology, alternative fuel technology and other advanced technology.
European Standards
In February 2014, the European Parliament and the Council of the European Union reduced the average carbon dioxide emissions target for light commercial vehicles to 147 grams per kilometer beginning in 2020. In March 2014, the European Parliament and the Council reduced the average carbon dioxide emissions target for passenger vehicles to 95 grams per kilometer beginning in 2021. 95% of each manufacturer’s new vehicles must comply with this new standard by 2020. Penalties apply to those manufacturers who fail to meet their targets, in amounts corresponding to the degree of shortfall. Manufacturers failing to meet their targets incur penalties of between
€
5 and
€
95 per each gram of carbon dioxide per kilometer shortfall for each non-compliant
vehicle, and such penalties will rise to
€
95 from the first gram of exceedance onwards in 2019 and beyond.
In April 2019, the European Parliament and the Council adopted new carbon dioxide standards for cars and light commercial vehicles for the period after 2020. Average emissions of the EU fleet of new cars and light commercial vehicles in 2025 must be 15% lower than in 2021, and by 2030, emissions must be reduced further to 37.5% and 31% of 2021 levels for cars and light commercial vehicles, respectively. Starting from 2021, the emissions targets will be tested using the WLTP procedures. From 2025, a crediting system will be introduced to relax a manufacturer’s specific carbon dioxide emissions targets where the manufacturer produces numbers of “zero and low-emission
vehicles” above specified benchmarks.
An EU directive on motor vehicle air conditioning units requires manufacturers to replace the refrigerants with that having a lower global warming impact for all newly registered vehicles starting in January 2017.
Chinese Standards
Fuel consumption regulations are being implemented pursuant to the Chinese National Standards (“GB”), and the manufacture and sale of vehicle models not meeting these regulations are prohibited. For light-duty passenger vehicles, GB27999-2011 was issued. In these Level 3 Fuel Consumption Regulations for passenger cars, the regulation framework was substantially revised, such as the introduction of new regulations requiring automobile manufacturers to meet standards of corporate average fuel consumption across models in addition to existing regulations requiring each model to meet consumption standards. Furthermore, in order to achieve the national target for average fuel efficiency for 2020, the following more stringent fuel consumption regulations have been enacted and enforced. First, GB19578-2014, which has been enacted to strengthen regulations for each model, is being applied to new models after January 2016. Second, GB27999-2014, which has been enacted as Level 4 Fuel Consumption Regulations for passenger vehicles to strengthen corporate average regulations, has been in effect since 2016. In addition, Level 5 Fuel Consumption Regulations for passenger vehicles are being examined as more stringent next-generation fuel consumption regulations. For light-duty commercial vehicles, GB20997-2015 was enacted, which further applied Level 3 Fuel Consumption Regulations to all new vehicles from January 2018 and is currently being enforced.
With respect to large commercial vehicles, pursuant to GB30510-2014, Level 2 Fuel Consumption Regulations apply to new vehicles from July 2014 and are currently being enforced. In addition, in an effort to further strengthen fuel consumption regulations, GB30510-2018 was enacted, pursuant to which Level 3 Fuel Consumption Regulations are scheduled to be applied to new vehicles from July 2019.
Vehicle Safety
Japanese Standards
Japan has been participating in the 1958 Agreement of the UN and has a number of technical standards that are harmonized with the UN Regulations.
Furthermore, unique to Japan, the safety standards for automated driving systems were established in March 2020, requiring, in addition to a certain level of performance of automated driving system, the installation of an event data recorder and cyber security measures against unauthorized access. In addition, a certification program was introduced in April 2020 with respect to the system to control sudden acceleration by mixing up the gas and brake pedals as well as the collision damage mitigation brake system.
In addition, fuel-cell vehicles using compressed hydrogen are subject to the approval and control under the High Pressure Gas Safety Act in addition to the Road Vehicles Act.
U.S. Standards
In the U.S., in light of the Executive Order issued by President Trump on January 30, 2017, few safety standards providing new technical requirements have been issued. With respect to automated driving vehicles, the policy guidance Automated Driving System 2.0 issued by the U.S. Department of Transportation in

September 2017 recommends the submission and publication of the Voluntary Safety Self-Assessment. Moreover, with respect to the operation of automated driving vehicles, California and many other states have adopted an approval system, so it must be compliant with regulations and systems that vary from state to state.
European Standards
In December 2019, the EU issued the revised General Safety Regulation to tighten the requirements concerning safety and the protection of vehicle occupants and vulnerable road users. This revised General Safety Regulation will make certain vehicle safety equipment mandatory in stages starting 2022, including: advanced emergency braking, emergency lane keeping systems, driver drowsiness and attention warning, intelligent speed assistance, reversing detection systems, tire pressure monitoring systems, and data recorders in case of an accident (“event data recorders”). In relation to this, various UN Regulations are being developed, but it is provided that the equipment for which UN Regulations have not been developed, EU will establish its own technical standards.
Furthermore, a major overhaul of the
EU-type
approval framework for motor vehicles was issued in May 2018. The new regulation purports to raise the quality and independency of vehicle type-approval and testing, to increase checks of vehicles that are already on the EU market, and to strengthen European Commission oversight of the framework. It becomes mandatory for all new vehicle models as of September 1, 2020. Automated driving vehicles must obtain exemption under this framework.
United Nations Standards
The United Nations restructured the existing working parties and established the Working Party on Automated/Autonomous and Connected Vehicles (GRVA) that is dedicated to the development of regulations on automated driving. The GRVA is developing regulations covering functional safety requirements, new evaluation test method requirements, cybersecurity, software updates, data recording for automated driving vehicles and data recording in case of an accident. It is expected that the new regulations on cyber security, software updates and automated lane keeping system will be adopted in June 2020.
Chinese Standards
Vehicle safety regulations in China were in general established having regard to the UN regulations. However, China’s own national technical standards on functions such as batteries, motors, the charging and remote surveillance of EVs have been made mandatory. Fuel-cell vehicles are subject to the supervising regulations on the safety of high pressure gas in addition to the vehicle type approval requirement. Moreover, in accordance with the Made in China 2025 policy, more than 100 standards for intelligent connected vehicles (ICV) are being developed (including automation, telecommunication and security).
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
Vehicles, vehicle manufacturers are required to take back and recycle specified materials (automotive shredder residues, air bags and fluorocarbons) of end-of-life
vehicles and the provisions concerning such obligations of vehicle manufacturers became effective in January 2005. Toyota has coordinated with relevant parties to establish a vehicle take-back and recycle system throughout Japan. As a result, in fiscal 2019, Toyota achieved a recycling/recovery rate of 97% for automobile shredder residue (the legal requirement being 70%) and 94% for air bags (the legal requirement being 85%) and reached the targets set forth in this law.
U.S. Standards
Toyota’s assembly, manufacturing and other operations in the United States are subject to a wide range of environmental regulation under the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Pollution Prevention Act of 1990 and the Toxic Substances Control Act. Toyota is also subject to a variety of state legislation that parallels, and in some cases imposes more stringent obligations than, federal requirements. These federal and state regulations impose severe restrictions on air-
and water-borne discharges of pollution from Toyota facilities, and stringent requirements governing the handling of hazardous materials at Toyota facilities and the disposal of wastes from Toyota operations. Toyota is subject to many similar requirements in its operations in Europe, Canada and other countries.
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
European Standards
In 2014, the EU adopted a regulation to reduce noise produced by cars, vans, buses, coaches and light and heavy trucks. Noise limit values must ultimately be lowered by four
A-weighted
decibels for vehicles other than trucks, and three
A-weighted
decibels for trucks. Compliance must be achieved in three steps over a ten to twelve year period.
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
Toyota is promoting research and development into the early commercialization of next generation environmentally friendly, energy-efficient and safe-vehicle technology. Toyota is also moving forward with the development of innovative technologies such as electrification, connected vehicles and automated driving so as to realize a mobility society of the future that enables everyone to enjoy freedom of movement beyond the conventional concept of vehicles. To this end, Toyota is focusing on the following areas:
•	further improvements in hybrid technologies, including in functions and cost, and contributions to the environment through advancements;
•	improvement in internal combustion engine fuel economy technology as well as improvement in technology in connection with more stringent emission standards;
•	development of EVs, FCVs and other alternative fuel vehicles;
•	development of advanced safety technology designed to promote driving and vehicle safety;
•	development of automated driving technologies

•	connected car technologies; and

•	development of technology to bring about more comfortable travel (driving).

For a detailed discussion of the company’s research and development infrastructure, see “Operating and Financial Review and Prospects — Research and Development, Patents and Licenses.”
Components and Parts, Raw Materials and Sources of Supply
Toyota purchases parts, components, raw materials, equipment and other supplies from multiple competing suppliers located around the world. Toyota works closely with its suppliers to pursue optimal procurement. Toyota believes that this policy encourages technological innovation, cost reduction and other measures to strengthen its vehicle competitiveness. Toyota plans to continue purchases based on the same principle and does not anticipate any difficulty in obtaining stable supplies in the foreseeable future. For example, in 2019, Japan suffered major flooding caused by Typhoon Hagibis, but the operations of Toyota were not affected thanks to utmost efforts with all Toyota suppliers to realize early restoration of damaged local areas and suppliers, as well as alternative production by other suppliers. In 2020, the impact of
COVID-19
spread globally and has had an effect on the purchase by Toyota of some parts. In order to minimize the impact, Toyota is studying alternative production methods, working together with all of its suppliers.
Because Toyota had more than 50 overseas operations in 27 countries and regions as of March 31, 2020, procurement of parts and components is being carried out not only locally in the country of the production site but also from third countries. As a result, the distribution network has become increasingly complex. In order to realize timely and efficient distribution while minimizing costs, Toyota is promoting efforts to optimize each stage of the supply chain. To this end, Toyota has developed a standardized system of global distribution and is supporting the operation of the system at each production base. The use of the global distribution system aims at implementing parts procurement that meets changes in vehicle production in a timely manner. These varying efforts, combined together, have led to maximized customer satisfaction, as well as to building a good working relationship with Toyota’s suppliers.
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
In the raw material market during 2019, the impact of coordinated production cuts resulted in prices for crude oil and naptha-related products to remain high like last year, and the increase in actual demand for raw materials for automobiles also pushed up the prices of precious metals (palladium and rhodium) even higher. Furthermore, market prices of steel increased against the backdrop of higher material costs. Due to the impact of the
COVID-19
from early 2020, the direction of prices of raw material is unforeseeable. Toyota is continually promoting cost reduction activities, such as the optimization of requirements for quality and packaging and reducing redundancies by reviewing the entire supply chain.
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
Capital Expenditures and Divestitures
Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2017 and March 31, 2020, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in technology and products by Toyota Motor Corporation	1,080.6	Japan	Internal funds, financing from issuance of bonds, etc.

Investment primarily in technology and products by Toyota Motor Kyushu, Inc.	108.1	Japan	Internal funds
Investment primarily in technology and products by Toyota Auto Body Co., Ltd.	93.9	Japan	Internal funds
Investment primarily in technology and products by Primearth EV Energy Co., Ltd.	92.4	Japan	Borrowings
Investment primarily in technology and products by Daihatsu Motor Co., Ltd.	85.3	Japan	Internal funds
Investment primarily in technology and products by Hino Motors, Ltd.	79.7	Japan	Internal funds

Outside of Japan
Investment primarily to promote localization by Toyota Motor Manufacturing, Indiana, Inc.	202.6	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing Kentucky, Inc.	167.4	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing, Canada, Inc.	143.8	Canada	Internal funds
Investment primarily to promote localization by Toyota do Brazil Ltda.	109.5	Brazil	Internal funds
Investment primarily to promote localization by Toyota Motor Thailand Co., Ltd.	106.1	Thailand	Internal funds
Investment primarily to promote localization by Toyota Motor Europe NV/SA	81.5	Belgium	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing Mississippi, Inc.	70.3	United States	Internal funds
Investment primarily to establish office facilities by Toyota Motor North America, Inc.	57.7	United States	Internal funds
Investment primarily in leased automobiles by Toyota Motor Credit Corporation	5,875.9	United States	Internal funds, financing from issuance of bonds, etc.

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2020 and March 2021, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in manufacturing facilities by Toyota Motor Corporation	350.0	Japan	Internal funds
Investment primarily in manufacturing facilities by Daihatsu Motor Co., Ltd.	70.8	Japan	Internal funds
Investment primarily in manufacturing facilities by Toyota Auto Body Co., Ltd.	41.9	Japan	Internal funds
Investment primarily in manufacturing facilities by Primearth EV Energy Co., Ltd.	38.4	Japan	Borrowings

Outside of Japan

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Indiana, Inc.	105.9	United States	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Europe NV/SA	44.2	Belgium	Internal funds

Set forth below is additional information with respect to Toyota’s material plans to construct, expand or improve its facilities.
In Mexico, Toyota established a new plant (TMMGT) with annual capacity of 100 thousand units in Guanajuato, which started operations in December 2019. In the United States, Toyota plans to construct a new joint-manufacturing plant with Mazda in 2021. Toyota also plans to start new production lines of hybrid transaxles with annual capacity of 200,000 units in its West Virginia plant during 2020 and 2021. In Alabama, Toyota will increase annual engine production capacity by 230,000 units by the end of 2021.
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
Legal Proceedings
From
time-to-time,
Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota has issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return
or sticky accelerator pedals. Personal injury and wrongful death claims involving allegations of unintended acceleration are still pending in consolidated proceedings in federal and California state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions remain pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP to plaintiffs in individual cases as well. While the ISP is ongoing, a majority of the claims in the consolidated actions and the individual cases are in settlement discussions or have been settled. Toyota believes that the remaining claims in the consolidated actions and the individual cases will not have a material effect on Toyota’s financial position, results of operations or cash flows.
Toyota has been named as a defendant in 33 economic loss class action lawsuits in the United States, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. Toyota has reached a settlement with the plaintiffs in the United States economic loss class actions. The court approved the settlement on October 31, 2017, and subsequent appeals have been withdrawn, making the settlement final. The economic loss class action lawsuits against Toyota have been dismissed. Toyota and other automakers have also been named in certain class actions filed in Mexico, Canada, Australia, Israel and Brazil, as well as some other actions by states or territories of the United States. The remaining actions in Mexico, Australia, Israel, Brazil and some other actions by states or territories of the United States are being litigated.
Toyota has self-reported a process gap in fulfilling certain emissions defect information reporting requirements of the U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board, including updates on its repair completion rates for recalled emissions components and certain other reports concerning emissions related defects. Toyota is cooperating with civil investigations by the EPA and the Civil Division of the Southern District of New York (“SDNY”) on this reporting issue and continues to have discussions with the EPA and the SDNY. The investigations could result in the imposition of civil penalties, fines or other sanctions, or litigation by the SDNY or the EPA.
Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from time to time.
Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Therefore, for all of the aforementioned matters, which Toyota is in discussions to resolve, any losses that are beyond the amounts accrued could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

4.C ORGANIZATIONAL STRUCTURE
As of March 31, 2020, Toyota Motor Corporation had 219 Japanese subsidiaries and 309 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership interest and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
Toyota Financial Services Corporation	Japan	100.00	100.00
Hino Motors, Ltd.	Japan	50.21	50.28
Toyota Motor Kyushu, Inc.	Japan	100.00	100.00
Daihatsu Motor Co., Ltd.	Japan	100.00	100.00
TOYOTA Mobility Tokyo Inc.	Japan	100.00	100.00
Toyota Finance Corporation	Japan	100.00	100.00
Toyota Auto Body Co., Ltd.	Japan	100.00	100.00
Toyota Motor East Japan, Inc.	Japan	100.00	100.00
Daihatsu Motor Kyushu Co., Ltd.	Japan	100.00	100.00
Toyota Motor Engineering & Manufacturing North America, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00	100.00
Toyota Motor North America, Inc.	United States	100.00	100.00
Toyota Motor Credit Corporation	United States	100.00	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Texas, Inc.	United States	100.00	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00	100.00
Toyota Motor Manufacturing de Baja California, S. de R.L. de C.V.	Mexico	100.00	100.00
Toyota Motor Manufacturing Canada Inc.	Canada	100.00	100.00
Toyota Credit Canada Inc.	Canada	100.00	100.00
Toyota Canada Inc.	Canada	51.00	51.00
Toyota Motor Europe NV/SA	Belgium	100.00	100.00
Toyota Motor Manufacturing France S.A.S.	France	100.00	100.00
Toyota Kreditbank GmbH	Germany	100.00	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00	100.00
Toyota Motor Manufacturing (UK) Ltd.	United Kingdom	100.00	100.00
Toyota Financial Services (UK) PLC	United Kingdom	100.00	100.00
Toyota (GB) PLC	United Kingdom	100.00	100.00
Toyota Motor Manufacturing Turkey Inc.	Turkey	90.00	90.00
OOO “TOYOTA MOTOR”	Russia	100.00	100.00
Toyota Motor (China) Investment Co., Ltd.	China	100.00	100.00
Toyota Motor Finance (China) Co., Ltd.	China	100.00	100.00
P.T. Astra Daihatsu Motor	Indonesia	61.75	61.75
P.T. Toyota Motor Manufacturing Indonesia	Indonesia	95.00	95.00
Toyota Motor Asia Pacific Pte Ltd.	Singapore	100.00	100.00
Toyota Leasing (Thailand) Co., Ltd.	Thailand	87.16	87.16
Toyota Motor Thailand Co., Ltd.	Thailand	86.43	86.43
Toyota Daihatsu Engineering & Manufacturing Co., Ltd.	Thailand	100.00	100.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00	100.00
Toyota Finance Australia Ltd.	Australia	100.00	100.00
Toyota Argentina S.A.	Argentina	100.00	100.00
Toyota do Brasil Ltda.	Brazil	100.00	100.00
Toyota South Africa Motors (Pty) Ltd.	South Africa	100.00	100.00

4.D PROPERTY, PLANTS AND EQUIPMENT
As of March 31, 2020, Toyota and its affiliated companies produced automobiles and related components through more than 50 overseas manufacturing organizations in 27 countries and regions besides Japan. The facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Czech Republic, Russia, Poland, Thailand, China, Taiwan, India, Indonesia, South Africa, Argentina and Brazil.
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

Facility or Subsidiary Name	Location	Land Area (thousand square meters)	Number of Employees	Principal Products or Functions
Japan (Toyota Motor Corporation)
Tahara Plant	Tahara City, Aichi Pref.	4,032	6,503	Automobiles
Toyota Technical Center Shimoyama	Toyota City, Aichi Pref.	3,736	39	Research and Development
Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	2,766	23,621	Research and Development
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref.	2,719	3,043	Research and Development
Motomachi Plant	Toyota City, Aichi Pref.	1,574	7,806	Automobiles
Takaoka Plant	Toyota City, Aichi Pref.	1,317	4,364	Automobiles
Kamigo Plant	Toyota City, Aichi Pref.	894	3,105	Automobile parts
Kinu-ura Plant	Hekinan City, Aichi Pref.	808	2,896	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	622	2,203	Automobile parts
Nagoya Office	Nagoya City, Aichi Pref.	5	2,508	Office

Japan (Subsidiaries)
TOYOTA Mobility Tokyo Inc.	Minato-ku, Tokyo, etc.	341	6,814	Sales facilities
Hino Motors, Ltd.	Hino City, Tokyo, etc.	6,283	12,805	Automobiles
Daihatsu Motor Co., Ltd. .	Ikeda City, Osaka, etc.	7,746	11,444	Automobiles
Toyota Auto Body Co., Ltd.	Kariya City, Aichi Pref., etc.	2,269	11,300	Automobiles
Toyota Motor Kyushu, Inc.	Miyawaka City, Fukuoka Pref., etc.	1,949	8,262	Automobiles

Outside Japan (Subsidiaries)
Toyota Motor Manufacturing, Kentucky, Inc.	Kentucky, U.S.A.	5,161	7,795	Automobiles
Toyota Motor Manufacturing, Indiana, Inc.	Indiana, U.S.A.	4,359	5,928	Automobiles
Toyota Motor Manufacturing Canada, Inc.	Ontario, Canada	4,752	7,508	Automobiles
Toyota Motor Thailand Co., Ltd.	Samutprakan, Thailand	4,414	9,818	Automobiles
Toyota Motor Sales, U.S.A., Inc.	Texas, U.S.A.	3,267	5,019	Sales facilities

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
As of March 31, 2020, property, plant and equipment having a net book value of approximately ¥644.3 billion was pledged as collateral securing indebtedness incurred by Toyota Motor Corporation’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.
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
Overview
The business segments of Toyota include automotive operations, financial services operations and all other operations. Automotive operations are Toyota’s most significant business segment, accounting for 88% of Toyota’s total revenues before the elimination of intersegment revenues for fiscal 2020. Toyota’s primary markets based on vehicle unit sales for fiscal 2020 were: Japan (25.0%), North America (30.3%), Europe (11.5%) and Asia (17.9%).
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
During fiscal 2020, automotive markets slumped in China and some emerging countries, but remained stable in developed countries and declined only slightly in the world as a whole. However,
COVID-19
has begun to have a major impact, leading to the suspension of operations at factories and the suspension of business at dealers worldwide.

The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market based on location of customers for the past three fiscal years.

	Thousands of units
	Year Ended March 31,
	2018	2019	2020
Japan	2,255	2,226	2,240
North America	2,806	2,745	2,713
Europe	968	994	1,029
Asia	1,543	1,684	1,605
Other*	1,392	1,327	1,372

Overseas total	6,709	6,751	6,719

Total	8,964	8,977	8,958

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

During fiscal 2019, Toyota’s consolidated vehicle unit sales in Japan decreased compared to the previous fiscal year, while during fiscal 2020, vehicle unit sales in Japan increased primarily as a result of the active introduction of new products and the efforts of dealers nationwide. For fiscal 2019 and fiscal 2020, the Toyota and Lexus brands’ market share excluding mini-vehicles in Japan was 45.9% and a record high of 48.8%, and the market share (including Daihatsu and Hino brands) including mini-vehicles was 43.6% and a record high of 45.5%, each remaining at a high level, consistent with the previous fiscal year. Overseas consolidated vehicle unit sales increased as a whole during fiscal 2019, due mainly to increases in Asia and Europe, while vehicle unit sales decreased as a whole during fiscal 2020, due mainly to decreases in Asia and North America, despite an increase in Europe and Other. Toyota’s consolidated vehicle unit sales for fiscal 2020 reflects a 127 thousand unit negative impact from the effects of the global spread of
COVID-19.
Toyota’s share of total vehicle unit sales in each market is influenced by the quality, safety, reliability, price, design, performance, economy and utility of Toyota’s vehicles compared with those offered by other manufacturers. The timely introduction of new or redesigned vehicles is also an important factor in satisfying customer needs. Toyota’s ability to satisfy changing customer preferences can affect its revenues and earnings significantly.
The profitability of Toyota’s automotive operations is affected by many factors. These factors include:
•	vehicle unit sales volumes,

•	the mix of vehicle models and options sold,

•	the level of parts and service sales,

•	the levels of price discounts and other sales incentives and marketing costs,

•	the cost of customer warranty claims and other customer satisfaction actions,

•	the cost of research and development and other fixed costs,

•	the prices of raw materials,

•	the ability to control costs,

•	the efficient use of production capacity,

•	the adverse effect on production due to the reliance on various suppliers for the provision of supplies,

•	the adverse effect on market, sales and productions of natural calamities as well as the outbreak and spread of epidemics and interruptions of social infrastructure, and

•	changes in the value of the Japanese yen and other currencies in which Toyota conducts business.

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
Toyota’s total finance receivables increased during fiscal 2020 mainly due to an increase in retail receivables. Also, vehicles and equipment on operating leases, net decreased during fiscal 2020 mainly due to the impact of changes in exchange rates.
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
The fluctuations in funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs increased during fiscal 2019 and fiscal 2020, mainly as a result of higher interest rates.
Toyota launched its credit card business in Japan in April 2001. As of March 31, 2019, Toyota had 15.8 million cardholders, an increase of 0.5 million cardholders compared with March 31, 2018. As of March 31, 2020, Toyota had 15.9 million cardholders, an increase of 0.1 million cardholders compared with March 31, 2019. Credit card receivables as of March 31, 2019 increased by ¥42.9 billion from March 31, 2018 to ¥475.6 billion, and that as of March 31, 2020 increased by ¥6.1 billion from March 31, 2019 to ¥481.7 billion.
Other Business Operations
Toyota’s other business operations consist of information technology related businesses (including information technology and telecommunications and GAZOO), housing (including the manufacture and sale of prefabricated homes) and other businesses. As of January 2020, the parent company and Panasonic established a new joint venture, Prime Life Technologies, relating to the town development business. Prime Life Technologies became Toyota’s affiliated company, and THC as well as Misawa Homes became subsidiaries of Prime Life Technologies, causing THC and Misawa Homes to no longer be the parent company’s consolidated subsidiary companies. See note 4 to the consolidated financial statements for additional information.
Toyota does not expect its other business operations to materially contribute to Toyota’s consolidated results of operations.
Currency Fluctuations
Toyota is affected by fluctuations in foreign currency exchange rates. Toyota is exposed to fluctuations in the value of the Japanese yen against the U.S. dollar and the euro as well as the Australian dollar, the Russian ruble, the Canadian dollar, the British pound and others. Toyota’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk.
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
Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles. In calendar 2018 and 2019, Toyota produced 72.8% and 70.2%, respectively, of its non-domestic
sales outside Japan. In North America, 68.9% and 67.3% of vehicles sold in calendar 2018 and 2019, respectively, were produced locally. In Europe, 78.3% and 73.4% of vehicles sold in calendar 2018 and 2019, respectively, were produced locally. Localizing production enables Toyota to locally purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.
Toyota also enters into foreign currency transactions and other hedging instruments to address a portion of its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations, which in some years can be significant. See notes 21 and 28 to the consolidated financial statements for additional information.
Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income attributable to Toyota Motor Corporation. A strengthening of the Japanese yen against other currencies has the opposite effect. In fiscal 2019, the Japanese yen was on average weaker against the U.S. dollar in comparison to the previous fiscal year, but in fiscal 2020, was on average stronger against the U.S. dollar in comparison to the previous fiscal year. The Japanese yen was at the end of fiscal 2019 weaker against the U.S. dollar in comparison to the end of fiscal 2018, but was at the end of fiscal 2020 stronger against the U.S. dollar in comparison to the end of fiscal 2019. In fiscal 2019 and 2020, the Japanese yen was on average stronger against the euro in comparison to fiscal 2018 and 2019, respectively. At the end of each of fiscal 2019 and 2020, the Japanese yen was stronger against the euro in comparison to the end of fiscal 2018 and 2019, respectively. See “Quantitative and Qualitative Disclosures about Market Risk — Market Risk Disclosures — Foreign Currency Exchange Rate Risk” for a further discussion.
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

	Yen in millions
	Year ended March 31,
	2018	2019	2020
Japan	9,273,672	9,520,148	9,522,905
North America	10,347,266	10,585,934	10,416,582
Europe	2,940,243	3,055,654	3,138,755
Asia	4,497,374	4,832,392	4,828,635
Other*	2,320,955	2,231,553	2,023,115

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Results of Operations — Fiscal 2020 Compared with Fiscal 2019

	Yen in millions
	Year ended March 31,		2020 v. 2019 Change
	2019	2020	Amount	Percentage
Net revenues:
Japan	16,625,361	16,461,521	(163,840)	(1.0)%
North America	10,817,247	10,638,748	(178,499)	(1.7)
Europe	3,238,851	3,360,878	122,027	3.8
Asia	5,513,031	5,338,656	(174,375)	(3.2)
Other*	2,333,443	2,112,502	(220,941)	(9.5)
Intersegment elimination/unallocated amount	(8,302,252)	(7,982,313)	319,939	—

Total	30,225,681	29,929,992	(295,689)	(1.0)
Operating income (loss):
Japan	1,691,675	1,567,978	(123,697)	(7.3)
North America	114,515	270,629	156,114	136.3
Europe	124,868	150,545	25,677	20.6
Asia	457,489	370,999	(86,490)	(18.9)
Other*	91,110	90,724	(386)	(0.4)
Intersegment elimination/unallocated amount	(12,112)	(8,006)	4,106	—

Total	2,467,545	2,442,869	(24,676)	(1.0)
Operating margin	8.2%	8.2%	(0.0)%
Income before income taxes and equity in earnings of affiliated companies	2,285,465	2,554,607	269,142	11.8
Net margin from income before income taxes and equity in earnings of affiliated companies	7.6%	8.5%	0.9%
Equity in earnings of affiliated companies	360,066	271,152	(88,914)	(24.7)
Net income attributable to Toyota Motor Corporation	1,882,873	2,076,183	193,310	10.3
Net margin attributable to Toyota Motor Corporation	6.2%	6.9%	0.7%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.
Net Revenues
Toyota had net revenues for fiscal 2020 of ¥29,929.9 billion, a decrease of ¥295.6 billion, or 1.0%, compared with the prior fiscal year. The decrease resulted mainly from the ¥880.0 billion unfavorable impact of changes in exchange rates, partially offset by the ¥440.0 billion impact of changes in vehicle unit sales and sales mix. Net revenues for fiscal 2020 reflects a ¥380.0 billion negative impact attributable to the decrease in consolidated vehicle unit sales due to the effects of the global spread of
COVID-19.

The table below shows Toyota’s net revenues from external customers by product category and by business.

	Yen in millions
	Year ended March 31,		2020 v. 2019 Change
	2019	2020	Amount	Percentage
Vehicles	23,066,190	22,852,916	(213,274)	(0.9)%
Parts and components for overseas production	625,483	603,928	(21,555)	(3.4)
Parts and components for after service	2,093,437	2,103,478	10,041	0.5
Other	1,249,382	1,274,163	24,781	2.0

Total Automotive	27,034,492	26,834,485	(200,007)	(0.7)
All Other	1,070,846	925,264	(145,582)	(13.6)

Total sales of products	28,105,338	27,759,749	(345,589)	(1.2)
Financial Services	2,120,343	2,170,243	49,900	2.4

Total	30,225,681	29,929,992	(295,689)	(1.0)%

Toyota’s net revenues include net revenues from sales of products, consisting of net revenues from automotive operations and all other operations, which decreased by 1.2% during fiscal 2020 compared with the prior fiscal year to ¥27,759.7 billion, and net revenues from financial services operations which increased by 2.4% during fiscal 2020 compared with the prior fiscal year to ¥2,170.2 billion. The decrease in net revenues from sales of products is mainly due to the unfavorable impact of fluctuations in foreign currency translation rates.
The following table shows the number of financing contracts by geographic region at the end of fiscal 2020 and 2019, respectively.

	Number of financing contracts in thousands
	Year ended March 31,		2020 v. 2019 Change
	2019	2020	Amount	Percentage
Japan	2,249	2,414	165	7.3%
North America	5,404	5,394	(10)	(0.2)
Europe	1,220	1,318	98	8.0
Asia	1,803	1,864	61	3.4
Other*	890	926	36	4.0

Total	11,566	11,916	350	3.0%

*	“Other” consists of Central and South America, Oceania and Africa.
Geographically, net revenues (before the elimination of intersegment revenues) for fiscal 2020 decreased by 1.0% in Japan, 1.7% in North America, 3.2% in Asia, and 9.5% in Other, while they increased by 3.8% in Europe compared with the prior fiscal year. Excluding the impact of changes in exchange rates of ¥880.0 billion, net revenues in fiscal 2020 would have decreased by 1.0% in Japan and 0.5% in Asia, as well as would have increased by 0.5% in North America, 10.4% in Europe and 5.0% in Other compared with the prior fiscal year.

The following is a discussion of net revenues in each geographic market (before the elimination of intersegment revenues).
Japan

	Thousands of units
	Year ended March 31,		2020 v. 2019 Change
	2019	2020	Amount	Percentage
Toyota’s consolidated vehicle unit sales*	4,173	4,284	111	2.6%
* including number of exported vehicle unit sales

	Yen in millions
	Year ended March 31,		2020 v. 2019 Change
	2019	2020	Amount	Percentage
Net revenues:
Sales of products	16,485,093	16,309,165	(175,928)	(1.1)%
Financial services	140,268	152,356	12,088	8.6

Total	16,625,361	16,461,521	(163,840)	(1.0)%

Despite Toyota’s domestic and exported vehicle unit sales having increased by 111 thousand vehicles compared with the prior fiscal year, net revenues in Japan decreased due primarily to the unfavorable impact of changes in exchange rates related to export transactions. For fiscal 2019 and 2020, exported vehicle unit sales were 1,947 thousand units and 2,044 thousand units, respectively.
North America

	Thousands of units
	Year ended March 31,		2020 v. 2019 Change
	2019	2020	Amount	Percentage
Toyota’s consolidated vehicle unit sales	2,745	2,713	(32)	(1.2)%

	Yen in millions
	Year ended March 31,		2020 v. 2019 Change
	2019	2020	Amount	Percentage
Net revenues:
Sales of products	9,295,132	9,091,397	(203,735)	(2.2)%
Financial services	1,522,115	1,547,351	25,236	1.7

Total	10,817,247	10,638,748	(178,499)	(1.7)%

Net revenues in North America decreased due primarily to the 32 thousand vehicles decrease in vehicle unit sales compared with the prior fiscal year.

Europe

	Thousands of units
	Year ended March 31,		2020 v. 2019 Change
	2019	2020	Amount	Percentage
Toyota’s consolidated vehicle unit sales	994	1,029	35	3.5%

	Yen in millions
	Year ended March 31,		2020 v. 2019 Change
	2019	2020	Amount	Percentage
Net revenues:
Sales of products	3,107,687	3,212,984	105,297	3.4%
Financial services	131,164	147,894	16,730	12.8

Total	3,238,851	3,360,878	122,027	3.8%

Net revenues in Europe increased due primarily to the 35 thousand vehicles increase in vehicle unit sales compared with the prior fiscal year.
Asia

	Thousands of units
	Year ended March 31,		2020 v. 2019 Change
	2019	2020	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,684	1,605	(79)	(4.7)%

	Yen in millions
	Year ended March 31,		2020 v. 2019 Change
	2019	2020	Amount	Percentage
Net revenues:
Sales of products	5,348,385	5,166,175	(182,210)	(3.4)%
Financial services	164,646	172,481	7,835	4.8

Total	5,513,031	5,338,656	(174,375)	(3.2)%

Net revenues in Asia decreased due primarily to the 79 thousand vehicles decrease in vehicle unit sales compared with the prior fiscal year. The vehicle unit sales decreased due mainly to markets having slumped in such countries as Thailand, India, Indonesia.

Other

	Thousands of units
	Year ended March 31,		2020 v. 2019 Change
	2019	2020	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,327	1,372	45	3.4%

	Yen in millions
	Year ended March 31,		2020 v. 2019 Change
	2019	2020	Amount	Percentage
Net revenues:
Sales of products	2,148,134	1,940,249	(207,885)	(9.7)%
Financial services	185,309	172,253	(13,056)	(7.0)

Total	2,333,443	2,112,502	(220,941)	(9.5)%

Net revenues in Other decreased due primarily to the unfavorable impact of fluctuations in foreign currency translation rates despite vehicle unit sales increasing by 45 thousand vehicles compared with the prior fiscal year.
Operating Costs and Expenses

	Yen in millions
	Year ended March 31,		2020 v. 2019 Change
	2019	2020	Amount	Percentage
Operating costs and expenses
Cost of products sold	23,389,495	23,142,744	(246,751)	(1.1)%
Cost of financing operations	1,392,290	1,379,620	(12,670)	(0.9)
Selling, general and administrative	2,976,351	2,964,759	(11,592)	(0.4)

Total	27,758,136	27,487,123	(271,013)	(1.0)%

Yen in millions
2020 v. 2019 Change
Changes in operating costs and expenses:
Effect of changes in vehicle unit sales and sales mix	700,000
Effect of changes in exchange rates	(575,000)
Effect of increase of cost of financing operations	27,100
Effect of cost reduction efforts	(170,000)
Increase or decrease in expenses and expense reduction efforts	(45,000)
Other	(208,113)

Total	(271,013)

Operating costs and expenses decreased by ¥271.0 billion, or 1.0%, to ¥27,487.1 billion during fiscal 2020 compared with the prior fiscal year. This decrease resulted from the ¥575.0 billion favorable impact of changes in exchange rates, the ¥170.0 billion decrease in cost reduction efforts, the ¥45.0 billion decrease in expenses and expense reduction efforts, and the ¥208.1 billion decrease in other, partially offset by the ¥700.0 billion impact of changes in vehicle unit sales and sales mix, and the ¥27.1 billion increase in cost of financing operations (excluding the effects of changes in exchange rates).
The effect of changes in vehicle unit sales and sales mix includes a ¥220.0 billion decrease due to the effects of the global spread of
COVID-19.

Other includes the ¥173.2 billion decrease due to the change in the depreciation method of the parent company and Japanese subsidiaries to the straight-line method, which started from fiscal 2020.
The decrease in expenses and expense reduction efforts was due mainly to the ¥235.0 billion decrease in product quality related expenses, partially offset by the ¥65.0 billion increase in research and development expenses, the ¥60.0 billion increase in labor costs, and the ¥55.0 billion increase in other various costs.
The decrease in product quality related expenses was due mainly to a decrease in provisions for recalls and other safety measures resulting from a decrease in actual payments during fiscal 2020. See note 13 to the consolidated financial statements for further discussion.
Cost Reduction Efforts
During fiscal 2020, continued cost reduction efforts together with suppliers contributed to a reduction of operating costs and expenses by ¥170.0 billion. This was due to ¥100.0 billion in cost reduction efforts concerning design related costs due mainly to ongoing value engineering activities, and ¥70.0 billion in cost reduction efforts at plants and logistics departments.
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
Cost of Products Sold
Cost of products sold decreased by ¥246.7 billion, or 1.1%, to ¥23,142.7 billion during fiscal 2020 compared with the prior fiscal year. The decrease resulted mainly from the favorable impact of changes in exchange rates, the decrease in product quality related expenses, the decrease in depreciation expenses due to the change in the depreciation method of the parent company and Japanese subsidiaries to the straight-line method, which started from fiscal 2020, and the impact of cost reduction efforts, partially offset by the impact of changes in vehicle unit sales and sales mix, increased research and development expenses, and increased labor costs.
The global spread of
COVID-19
decreased cost of products sold. The impact of this on changes in operating costs and expenses is mainly included in changes in vehicle unit sales and sales mix.
Cost of Financing Operations
Cost of financing operations decreased by ¥12.6 billion, or 0.9%, to ¥1,379.6 billion during fiscal 2020 compared with the prior fiscal year. The decrease mainly reflected the favorable impact of changes in exchange rates, offset in part by the global spread of
COVID-19
which increased the cost of financing operations.
Selling, General and Administrative Expenses
Selling, general and administrative expenses decreased by ¥11.5 billion, or 0.4%, to ¥2,964.7 billion during fiscal 2020 compared with the prior fiscal year. This decrease mainly reflected the favorable impact of changes in exchange rates.

Operating Income

Yen in millions
2020 v. 2019 Change
Changes in operating income and loss:
Effect of marketing activities	(90,000)
Effect of cost reduction efforts	170,000
Effect of changes in exchange rates	(305,000)
Increase or decrease in expenses and expense reduction efforts	45,000
Other	155,324

Total	(24,676)

Toyota’s operating income decreased by ¥24.6 billion, or 1.0%, to ¥2,442.8 billion during fiscal 2020 compared with the prior fiscal year. This decrease was due to the ¥305.0 billion unfavorable impact of changes in exchange rates and the ¥90.0 billion impact of marketing activities, partially offset by the ¥170.0 billion increase in cost reduction efforts and the ¥45.0 billion increase in expenses and expense reduction efforts.
In fiscal 2020, the effect of marketing activities includes a negative impact of ¥100.0 billion due to the decrease in consolidated unit sales and a negative impact of ¥60.0 billion due to the increase in provisions relating to credit losses and residual value losses in the financial services operations, both due to the effects of the global spread of
COVID-19.
Other includes the ¥173.2 billion decrease in depreciation expenses due to the change in the depreciation method of the parent company and Japanese subsidiaries to the straight-line method, which started from fiscal 2020.
Marketing efforts and marketing activities include changes in vehicle unit sales and sales mix, sales expenses and other. “Other” includes valuation gains and losses from interest rate swaps etc.
The unfavorable impact of changes in exchange rates was due mainly to the ¥325.0 billion impact of overseas transactions such as imports and exports denominated in foreign currencies.
During fiscal 2020, operating income (before elimination of intersegment profits) compared with the prior fiscal year decreased by ¥123.6 billion, or 7.3%, in Japan, ¥86.4 billion, or 18.9%, in Asia, and ¥0.3 billion, or 0.4%, in Other, and increased by ¥156.1 billion, or 136.3%, in North America, and ¥25.6 billion, or 20.6%, in Europe.
The following is a description of operating income in each geographic market.
Japan

Yen in millions
2020 v. 2019 Change
Changes in operating income and loss:
Effect of marketing activities	(225,000)
Effect of cost reduction efforts	170,000
Effect of changes in exchange rates	(175,000)
Increase or decrease in expenses and expense reduction efforts	(40,000)
Other	146,303

Total	(123,697)

North America

Yen in millions
2020 v. 2019 Change
Changes in operating income and loss:
Effect of marketing efforts	115,000
Effect of cost reduction efforts	(5,000)
Effect of changes in exchange rates	(15,000)
Increase or decrease in expenses and expense reduction efforts	50,000
Other	11,114

Total	156,114

Europe

Yen in millions
2020 v. 2019 Change
Changes in operating income and loss:
Effect of marketing efforts	20,000
Effect of cost reduction efforts	15,000
Effect of changes in exchange rates	(5,000)
Increase or decrease in expenses and expense reduction efforts	(10,000)
Other	5,677

Total	25,677

Asia

Yen in millions
2020 v. 2019 Change
Changes in operating income and loss:
Effect of marketing efforts	10,000
Effect of cost reduction efforts	(5,000)
Effect of changes in exchange rates	(90,000)
Increase or decrease in expenses and expense reduction efforts	15,000
Other	(16,490)

Total	(86,490)

Other

Yen in millions
2020 v. 2019 Change
Changes in operating income and loss:
Effect of marketing activities	(10,000)
Effect of cost reduction efforts	(5,000)
Effect of changes in exchange rates	(20,000)
Increase or decrease in expenses and expense reduction efforts	25,000
Other	9,614

Total	(386)

Other Income and Expenses
Interest and dividend income increased by ¥7.3 billion, or 3.3%, to ¥232.8 billion during fiscal 2020 compared with the prior fiscal year.
Interest expense increased by ¥4.1 billion, or 14.7%, to ¥32.2 billion during fiscal 2020 compared with the prior fiscal year.
Foreign exchange gain (loss), net decreased by ¥91.4 billion to a loss of ¥79.0 billion during fiscal 2020 compared with the prior fiscal year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated assets and liabilities recognized through transactions in foreign currencies translated at prevailing exchange rates and the value at the date the transaction settled during the fiscal year, including those settled using forward foreign currency exchange contracts, or the value translated by appropriate year-end
exchange rates. The ¥91.4 billion decrease in foreign exchange gain (loss), net was due mainly to the losses recorded in fiscal 2020 resulting from the Japanese yen being stronger against foreign currencies at the maturity dates of the foreign currency loans than at the dates of the lending.
Unrealized gains (losses) on equity securities increased by ¥316.4 billion to ¥24.6 billion in losses during fiscal 2020 compared with the prior fiscal year.
Other income (loss), net increased by ¥65.5 billion, to ¥14.7 billion during fiscal 2020 compared with the prior fiscal year.
Income Taxes
The provision for income taxes increased by ¥23.4 billion, or 3.6%, to ¥683.4 billion during fiscal 2020 compared with the prior fiscal year. This increase was due mainly to the increase in income before income taxes, partially offset by a decrease in tax expenses associated with the U.S. tax reform. The effective tax rate for fiscal 2020 was 26.8%.
Net Income Attributable to Noncontrolling Interests and Equity in Earnings of Affiliated Companies
Net income attributable to noncontrolling interests decreased by ¥36.5 billion, or 35.6%, to ¥66.1 billion during fiscal 2020 compared with the prior fiscal year. This decrease was due mainly to a decrease during fiscal 2020 in net income attributable to the shareholders of consolidated subsidiaries.
Equity in earnings of affiliated companies during fiscal 2020 decreased by ¥88.9 billion, or 24.7%, to ¥271.1 billion compared with the prior fiscal year. This decrease was due mainly to a decrease during fiscal 2020 in net income attributable to the shareholders of affiliated companies accounted for by the equity method.
Net Income Attributable to Toyota Motor Corporation
Net income attributable to the shareholders of Toyota Motor Corporation increased by ¥193.3 billion, or 10.3%, to ¥2,076.1 billion during fiscal 2020 compared with the prior fiscal year.
Net income attributable to common shareholders during fiscal 2020 is ¥2,058.8 billion, which is derived by deducting dividends and accretion to Model AA Class Shares of ¥17.2 billion from net income attributable to Toyota Motor Corporation.
Other Comprehensive Income and Loss
Other comprehensive income and loss improved by ¥1,102.7 billion to losses of ¥249.6 billion for fiscal 2020 compared with the prior fiscal year. This resulted from the recognition in fiscal 2019 of a cumulative-effect adjustment to retained earnings of ¥1,309.7 billion as of April 1, 2018 for unrealized gains (losses) on equity securities due mainly to the adoption of the new guidance for financial instruments, as well as from foreign currency translation adjustment losses of ¥313.1 billion in fiscal 2020 compared with income of ¥29.4 billion in the prior fiscal year due mainly to appreciation of the Japanese yen against the U.S. dollar.
Segment Information
The following is a discussion of the results of operations for each of Toyota’s operating segments. The amounts presented are prior to intersegment elimination.

	Yen in millions
	Year ended March 31,		2020 v. 2019 Change
	2019	2020	Amount	Percentage
Automotive:
Net revenues	27,079,077	26,863,514	(215,563)	(0.8)%
Operating income	2,038,884	2,052,346	13,462	0.7
Financial Services:
Net revenues	2,153,547	2,190,559	37,012	1.7
Operating income	322,821	292,183	(30,638)	(9.5)
All Other:
Net revenues	1,676,377	1,504,550	(171,827)	(10.2)
Operating income	105,538	96,655	(8,883)	(8.4)
Intersegment elimination/unallocated amount:
Net revenues	(683,320)	(628,631)	54,689	—
Operating income	302	1,685	1,383	—
Automotive Operations Segment
The automotive operations segment is Toyota’s largest operating segment by net revenues. Net revenues for the automotive segment decreased during fiscal 2020 by ¥215.5 billion, or 0.8%, to ¥26,863.5 billion compared with the prior fiscal year. The decrease mainly reflects the ¥810.0 billion unfavorable impact of changes in exchange rates, partially offset by the ¥440.0 billion impact of changes in vehicle unit sales and sales mix.
Operating income from the automotive operations increased by ¥13.4 billion, or 0.7%, to ¥2,052.3 billion during fiscal 2020 compared with the prior fiscal year. This increase in operating income was due mainly to the ¥173.2 billion impact of the change in depreciation method, the ¥170.0 billion impact of cost reduction efforts, and the ¥45.0 billion decrease in expenses, partially offset by the ¥300.0 billion unfavorable impact of changes in exchange rates, and the ¥85.0 billion effect of marketing activities. The effect of marketing activities includes a negative impact of ¥100.0 billion due to a decrease in consolidated unit sales on account of the effects of the global spread of
COVID-19.
The decrease in expenses was due mainly to the ¥235.0 billion decrease in product quality related expenses, partially offset by the ¥65.0 billion increase in research and development expenses, the ¥60.0 billion increase in labor costs and the ¥55.0 billion increase in other various costs.
Financial Services Operations Segment
Net revenues for the financial services operations increased during fiscal 2020 by ¥37.0 billion, or 1.7%, to ¥2,190.5 billion compared with the prior fiscal year. This increase was due mainly to the increase in the balance of retail receivables at finance subsidiaries in North America, partially offset by the unfavorable impact of changes in exchange rates.

Operating income from financial services operations decreased by ¥30.6 billion, or 9.5%, to ¥292.1 billion during fiscal 2020 compared with the prior fiscal year. This decrease was due primarily to an increase in expenses related to credit losses, partially offset by the increase in financing volume at finance subsidiaries in North America. Operating income in fiscal 2020 includes a negative impact of ¥60.0 billion due to the increase in provisions relating to credit losses and residual value losses associated with the global spread of
COVID-19.
All Other Operations Segment
Net revenues for Toyota’s other operations segments decreased by ¥171.8 billion, or 10.2%, to ¥1,504.5 billion during fiscal 2020 compared with the prior fiscal year. This was mainly due to THC and Misawa Homes no longer being the parent company’s consolidated subsidiary companies.
Operating income from Toyota’s other operations segments decreased by ¥8.8 billion, or 8.4%, to ¥96.6 billion during fiscal 2020 compared with the prior fiscal year. This was mainly due to THC and Misawa Homes no longer being the parent company’s consolidated subsidiary companies.
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
The table below shows Toyota’s net revenues from external customers by product category and by business.

	Yen in millions
	Year ended March 31,		2019 v. 2018 Change
	2018	2019	Amount	Percentage
Vehicles	22,631,201	23,066,190	434,989	1.9%
Parts and components for overseas production	498,802	625,483	126,681	25.4
Parts and components for after service	2,044,104	2,093,437	49,333	2.4
Other	1,173,122	1,249,382	76,260	6.5

Total Automotive	26,347,229	27,034,492	687,263	2.6
All Other	1,073,047	1,070,846	(2,201)	(0.2)

Total sales of products	27,420,276	28,105,338	685,062	2.5
Financial Services	1,959,234	2,120,343	161,109	8.2

Total	29,379,510	30,225,681	846,171	2.9

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

Operating costs and expenses increased by ¥778.4 billion, or 2.9%, to ¥27,758.1 billion during fiscal 2019 compared with the prior fiscal year. This increase resulted from the ¥750.0 billion impact of changes in vehicle unit sales and sales mix, the ¥165.0 billion increase in expenses, the ¥118.5 billion increase in cost of financing operations (excluding the effect of changes in exchange rates), and the ¥284.9 billion increase in other, partially offset by the ¥460.0 billion favorable impact of changes in exchange rates, and the ¥80.0 billion impact of cost reduction efforts.

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
Basic Concept Regarding the Selection of Accounting Standards
Toyota intends to replace the currently applied U.S. generally accepted accounting principles and voluntarily adopt International Financial Reporting Standards (“IFRS”) for its consolidated financial statements in order to improve the international comparability of its financial information in the capital markets, among other reasons. The period for disclosure based on IFRS will begin with the first quarter of the fiscal year ending March 31, 2021.
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
As for the global economy going forwards, there is concern that there will be a sharp decline in many countries and regions due to the impact of COVID-19. The production and sales of automobiles have already been greatly affected. While we assume that the global automobile market as a whole, will gradually recover after bottoming out during April, May and June of 2020, leading the market to return to the same level as the previous year during the end of 2020 and the first half of 2021, the impact of COVID-19 is wide-ranging, significant and serious, and it is expected that weakness will continue for the time being.
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

Yen in millions
Effect on the allowance for credit losses as of March 31, 2020
10 percent change in frequency of occurrence or expected severity of loss	6,312
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

Yen in millions
Effect on the residual value losses over the remaining terms of the operating leases on and after April 1, 2020
1 percent increase in vehicle return rate	3,483
1 percent increase in end-of-term market values	12,407
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
The two most critical assumptions impacting the calculation of pension costs and obligations are the discount rates and the expected rates of returns on plan assets. Toyota determines the discount rates mainly based on the rates of high quality fixed income bonds or fixed income governmental bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. Toyota determines the expected rates of return for pension assets after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, Toyota’s principal policy for plan asset management, and forecasted market conditions. A weighted-average discount rate of 0.6% domestically and 3.8% overseas and a weighted-average expected rate of return on plan assets of 2.4% domestically and 5.2% overseas were used in calculating Toyota’s consolidated pension costs for fiscal 2020. Also, a weighted-average discount rate of 0.6% domestically and 3.5% overseas were used in calculating Toyota’s consolidated pension obligations for fiscal 2020.
Sensitivity analysis
The following table illustrates the effects of assumed changes in weighted-average discount rates and the weighted-average expected rate of return on plan assets, which Toyota believes are critical estimates in determining pension costs and obligations, assuming all other assumptions are consistent.

	Yen in millions
	Domestic		Overseas
	Effect on pre-tax income for the year ended March 31, 2021	Effect on obligations for the year ended March 31, 2020	Effect on pre-tax income for the year ended March 31, 2021	Effect on obligations for the year ended March 31, 2020
Discount rates
0.5% decrease	(11,667)	177,285	(9,397)	109,224
0.5% increase	10,231	(155,206)	7,908	(91,642)
Expected rate of return on plan assets
0.5% decrease	(7,565)		(4,345)
0.5% increase	7,565		4,345

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
Deferred Tax Assets
The factors used to assess the likelihood of realization of the deferred tax assets are the future reversal of existing taxable temporary differences, the future taxable income and available tax planning strategies that are prudent and feasible. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for deferred tax assets which are not more-
likely-than-not
to be realized.
The accounting for deferred tax assets represents Toyota’s current best estimate based on all available evidence. Unanticipated events or changes could result in re-evaluating
the realizability of deferred tax assets.
Outlook
Toyota intends to voluntarily adopt IFRS for its consolidated financial statements from fiscal 2021. Accordingly, Toyota’s forecast of consolidated financial results for fiscal 2021 is based on IFRS.
As for the global economy going forward, there is concern that there will be a sharp decline in many countries and regions due to the impact of
COVID-19.
The production and sales of automobiles have already been greatly affected. We hope that the outbreak will be contained as soon as possible, and the entire Toyota group will work as one to deal with this issue.
While we assume that the global automobile market as a whole, will gradually recover after bottoming out during April, May and June of 2020, leading the market to return to the same level as the previous year during the end of 2020 and the first half of 2021, the impact of
COVID-19
is wide-ranging, significant and serious, and it is expected that weakness will continue for the time being.
Toyota expects that sales revenues for fiscal 2021 will decrease compared with fiscal 2020 due mainly to the decrease in vehicle unit sales. Toyota expects that operating income will decrease in fiscal 2021 compared with fiscal 2020 due mainly to the decrease in vehicle unit sales and the unfavorable impact of changes in exchange rates. Note that forecasts of income before income taxes, as well as net income attributable to owners of the parent, for the fiscal 2021 are not disclosed due to the difficulty of reasonably estimating those figures at this time, as such figures would reflect numerous factors of the impact of
COVID-19,
in addition to the assumptions above, which remain uncertain.
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
The foregoing statements are forward-looking statements based upon Toyota’s management’s assumptions and beliefs regarding exchange rates, market demand for Toyota’s products, economic conditions and others. See “Cautionary Statement Concerning Forward-Looking Statements”. Toyota’s actual results of operations could vary significantly from those described above as a result of unanticipated changes in the factors described above or other factors, including those described in “Risk Factors,” particularly “— Regulatory, Legal, Political and Other Risks — Toyota has been, and expects to be adversely affected in the future by, the
COVID-19
outbreak.”

5.B LIQUIDITY AND CAPITAL RESOURCES
Historically, Toyota has funded its capital expenditures as well as its research and development activities through cash generated by operations.
In fiscal 2021, Toyota expects to sufficiently fund its capital expenditures as well as its research and development activities through cash and cash equivalents on hand, cash generated by operations, and debt financing taking into consideration its funding plans, which take into account the risk that
COVID-19
will have a prolonged impact, and market trends. Toyota will use its funds to efficiently invest in maintenance and replacement of conventional manufacturing facilities and the introduction of new products, and will focus on investment in areas contributing to strengthening competitiveness and future growth for realization of a new mobility society. See “Information on the Company — Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures for fiscal 2018, 2019 and 2020, and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.
Toyota funds its financing programs for customers and dealers, including loans and leasing programs, from both cash generated by operations and borrowings by its sales finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.
Net cash provided by operating activities decreased by ¥175.9 billion to ¥3,590.6 billion for fiscal 2020, compared with ¥3,766.5 billion for fiscal 2019.
This decrease was mainly due to a decrease in operating income of ¥24.6 billion. Toyota changed the depreciation method of the parent company and Japanese subsidiaries to the straight-line method, effective as of April 1, 2019. The impact of this change for fiscal 2020 was a decrease in depreciation expense of ¥173.2 billion, which positively impacted operating income but not net cash provided by operating activities. In addition, booked operating income includes receivables and payables, so it is different from the movement of cash that is brought about or used by sales activities.
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
Net cash used in investing activities increased by ¥453.6 billion to ¥3,150.8 billion for fiscal 2020, compared with ¥2,697.2 billion for fiscal 2019. The increase was primarily attributable to the ¥572.7 billion increase in purchases of marketable securities and security investments and a decrease of ¥340.7 billion marketable securities and security investments being redeemed at maturity, partially offset by decrease in time deposits of ¥298.1 billion in order to secure liquidity of funds considering funding plans and market trends.
Net cash used in investing activities decreased by ¥962.8 billion to ¥2,697.2 billion for fiscal 2019, compared with ¥3,660.0 billion for fiscal 2018. The decrease was primarily attributable to the ¥1,212.5 billion decrease in purchase of marketable securities and security investments, partially offset by the ¥444.4 billion increase in investments and other assets.
Net cash provided by financing activities was ¥397.1 billion for fiscal 2020, compared with net cash used in financing activities of ¥540.8 billion for fiscal 2019, a ¥937.9 billion change. The change was primarily attributable to the ¥690.5 billion increase in funding by long-term debt.

Net cash used in financing activities increased by ¥91.7 billion to ¥540.8 billion for fiscal 2019, compared with ¥449.1 billion for fiscal 2018. The increase was primarily attributable to the ¥183.4 billion impact of repayments of short-term debt having exceeded borrowings of short-term debt and ¥101.8 billion increase in repurchase and cancellation of treasury stock, partially offset by the ¥206.9 billion increase in funding by long-term debt.
Total capital expenditures for property, plant and equipment, excluding vehicles and equipment on operating leases, were ¥1,407.8 billion during fiscal 2020, remaining largely unchanged from the ¥1,452.7 billion in total capital expenditures during the prior fiscal year.
Total capital expenditures for vehicles and equipment on operating leases were ¥2,195.3 billion during fiscal 2020, remaining largely unchanged from the ¥2,286.1 billion in total capital expenditures during the prior fiscal year. Toyota expects investments in property, plant and equipment, excluding vehicles and equipment on operating leases, to be approximately ¥1,350.0 billion during fiscal 2021.
Cash and cash equivalents and restricted cash and cash equivalents were ¥4,412.1 billion as of March 31, 2020. Most of Toyota’s cash and cash equivalents and restricted cash and cash equivalents are held in Japanese yen or in U.S. dollars. In addition, time deposits were ¥828.2 billion and marketable securities were ¥678.7 billion as of March 31, 2020.
Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds were ¥10,447.4 billion during fiscal 2020, remaining largely unchanged from the prior fiscal year.
Trade accounts and notes receivable, less allowance for doubtful accounts decreased during fiscal 2020 by ¥277.8 billion, or 11.7%, to ¥2,094.8 billion. This decrease was due mainly to decreased revenue from sales.
Inventories decreased during fiscal 2020 by ¥221.4 billion, or 8.3%, to ¥2,434.9 billion. This decrease was due mainly to THC and Misawa Homes no longer being the parent company’s consolidated subsidiary companies.
Total finance receivables, net increased during fiscal 2020 by ¥109.2 billion to ¥17,038.0 billion, remaining largely unchanged from the end of the prior fiscal year. Finance receivables were geographically distributed as follows: in North America 55.8%, in Asia 13.0%, in Europe 12.6%, in Japan 8.8% and in Other 9.8%.
Marketable securities and other securities investments, including those included in current assets, decreased during fiscal 2020 by ¥579.7 billion, or 6.7%. This decrease was due mainly to SUBARU Co., Ltd. becoming an equity-method affiliated company.
Property, plant and equipment decreased during fiscal 2020 by ¥83.9 billion, or 0.8%, primarily reflecting THC and Misawa Homes no longer being the parent company’s consolidated subsidiary companies, partially offset by capital expenditures.
Accounts and notes payable decreased during fiscal 2020 by ¥211.8 billion, or 8.0%. This decrease was due mainly to a decrease in production volume.
Accrued expenses decreased during fiscal 2020 by ¥296.3 billion, or 9.2%. This decrease was due mainly to a decrease in accrued expenses resulting from quality related expenses.
Income taxes payable decreased during fiscal 2020 by ¥102.8 billion, or 32.1%. This decrease was mainly due to a decrease in tax expenses associated with the U.S. tax reform.

Toyota’s total borrowings increased during fiscal 2020 by ¥402.7 billion, or 2.0%. Toyota’s short-term borrowings consist of loans with a weighted-average interest rate of 2.03% and commercial paper with a weighted-average interest rate of 1.50%. Short-term borrowings decreased during fiscal 2020 by ¥58.9 billion, or 1.1%, to ¥5,286.0 billion. Toyota’s long-term debt consists of unsecured and secured loans, medium-term notes, unsecured and secured notes etc. with weighted-average interest rates ranging from 1.85% to 7.52%, and maturity dates ranging from 2020 to 2048. The current portion of long-term debt increased during fiscal 2020 by ¥319.7 billion, or 7.5%, to ¥4,574.0 billion and the non-current
portion increased by ¥141.9 billion, or 1.3%, to ¥10,692.8 billion. The increase in total borrowings resulted mainly from the increasing demand for financing associated with the increase in the lending balance. As of March 31, 2020, approximately 48% of long-term debt was denominated in U.S. dollars, 13% in euros, 11% in Japanese yen, 7% in Australian dollars, 5% in Thai baht, and 16% in other currencies. Toyota hedges interest rate risk exposure of fixed-rate borrowings by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.
As of March 31, 2020, Toyota’s total interest bearing debt was 102.5% of Toyota Motor Corporation shareholders’ equity, compared with 104.1% as of March 31, 2019.
The following table provides information on credit ratings of Toyota’s short-term borrowing and long-term debt from Standard & Poor’s Ratings Group (S&P), Moody’s Investors Services (Moody’s), and Rating and Investment Information, Inc. (R&I), as of May 31, 2020. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

	S&P	Moody’s	R&I
Short-term borrowing	A-1+	P-1	—
Long-term debt	A+	A1	AAA
Toyota’s unfunded pension liabilities of Japanese plans increased during fiscal 2020 by ¥38.8 billion, or 7.8%, to ¥538.4 billion. The liabilities of foreign plans increased during fiscal 2020 by ¥34.8 billion, or 11.4%, to ¥338.9 billion. The unfunded amounts will be funded through future cash contributions by Toyota or in some cases will be settled on the retirement date of each covered employee. The increase in unfunded pension liabilities of the Japanese plans reflects mainly a decrease in plan assets that resulted from a decrease in stock prices. See note 20 to the consolidated financial statements for further discussion.
Toyota’s treasury policy is to maintain controls on all exposures, to adhere to stringent counterparty credit standards, and to actively monitor marketplace exposures. Toyota remains centralized, and is pursuing global efficiency of its financial services operations through Toyota Financial Services Corporation.
The key element of Toyota’s financial strategy is maintaining a strong financial position that will allow Toyota to fund its research and development initiatives, capital expenditures and financial services operations efficiently even if earnings are subject to short-term fluctuations. Toyota believes that it maintains sufficient liquidity for its present requirements, and that by maintaining its high credit ratings, it will continue to be able to access funds from external sources in large amounts and at relatively low costs. Toyota’s ability to maintain its high credit ratings is subject to a number of factors, some of which are not within Toyota’s control. These factors include general economic conditions in Japan and the other major markets in which Toyota does business, as well as Toyota’s successful implementation of its business strategy.
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

Toyota’s research and development expenditures were approximately ¥1,110.3 billion in fiscal 2020, ¥1,048.8 billion in fiscal 2019 and ¥1,064.2 billion in fiscal 2018.
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
Toyota established Toyota Research Institute, Inc. (“TRI”) in January 2016 to accelerate research and development of artificial intelligence technology, which has significant potential to support future industrial technologies. In July 2017, Toyota Research Institute, Inc. invested $100 million to launch a venture capital fund designed to provide financing to startup companies, and is making investments in newly established promising startup companies in the four areas of artificial intelligence, robotics, autonomous mobility, and data and cloud technology. In May 2019, Toyota invested another $100 million to launch the second venture capital fund, and is making investments.
In Japan, Toyota established a new company, Toyota Research Institute-Advanced Development
(“TRI-AD”),
in March 2018 to further accelerate its efforts in advanced development for automated driving technology and related technologies. Its key objectives include creating a smooth software pipeline from research to commercialization, leveraging data-handling capabilities, strengthening collaboration in development within the Toyota group, including TRI, to accelerate development, and recruiting and employing top-level
engineers globally, while cultivating and coordinating strong talent within the Toyota group.
Toyota also established a technical development center in Otemachi, Tokyo, Japan in October 2018 as a site for development of key IT technologies that will support automated driving in collaboration with
TRI-AD,
as well as promotion of collaboration with venture companies and creation of new value by utilizing big data.

The following table provides information on Toyota’s principal research and development facilities.

Facility	Principal Activity

Japan
Toyota Technical Center	Product planning, style, design, prototype production and vehicle evaluation
Higashi-Fuji Technical Center	Advanced development
Tokyo Design Research & Laboratory	Advanced styling designs
Toyota Research Institute-Advanced Development (TRI-AD)	Development of artificial intelligence technology with a focus on automated driving technology
Otemachi Office	Development of key IT technologies, creation of new values by utilizing big data and collaboration with venture companies
Shibetsu Proving Ground	Evaluation
Toyota Central R&D Labs., Inc.	Basic research
United States
Toyota Motor Engineering and Manufacturing North America, Inc.	Product planning, design and evaluation of vehicles manufactured in North America
Calty Design Research, Inc.	Design
Toyota Research Institute of North America (TRI-NA)	Advanced research relating to “energy and environment,” “safety” and “mobility infrastructure”
Toyota Research Institute, Inc.	Research and development of artificial intelligence technology
Europe
Toyota Motor Europe NV/SA	Planning and evaluation of vehicles manufactured in Europe
Toyota Europe Design Development S.A.R.L.	Design
Toyota Motorsport GmbH	Development of motor sports vehicles
Asia Pacific
Toyota Daihatsu Engineering and Manufacturing Co., Ltd.	Planning and evaluation of vehicles manufactured in Australian and Asia.
China
Toyota Motor Engineering and Manufacturing (China) Co., Ltd.	Environmental technology design and evaluation in China
FAW Toyota Research & Development Co., Ltd	Design, evaluation and certification of vehicles manufactured in China
GAC Toyota Motor Co., Ltd. R&D Center	Design, evaluation and certification of vehicles manufactured in China
BYD Toyota EV Technology Co., Ltd.	Design and evaluation of EVs

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
5.E
OFF-BALANCE
SHEET ARRANGEMENTS
Toyota uses its securitization program as part of its funding through special purpose entities for its financial services operations. Toyota is considered as the primary beneficiary of these special purpose entities and therefore consolidates them. Toyota has not entered into any off-balance
sheet securitization transactions during fiscal 2020.
Lending Commitments
Credit Facilities with Credit Card Holders
Toyota’s financial services operations issue credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holder’s requests up to the limits established on an individual holder’s basis. Although loans made to customers through these facilities are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥193.7 billion as of March 31, 2020.
Credit Facilities with Dealers
Toyota’s financial services operations maintain credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota evaluates the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operations also provide financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota’s outstanding credit facilities with dealers totaled ¥3,167.1 billion as of March 31, 2020.

Guarantees
Toyota enters into certain guarantee contracts with its dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match the maturity of installment payments, and as of March 31, 2020, ranged from one month to 8 years. However, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.
The maximum potential amount of future payments as of March 31, 2020 is ¥3,333.3 billion. Liabilities for these guarantees of ¥10.6 billion have been provided as of March 31, 2020. Under these guarantee contracts, Toyota is entitled to recover any amounts paid by it from the customers whose obligations it guaranteed.
5.F TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Contractual Obligations and Commitments
For information regarding debt obligations, finance lease obligations, operating lease obligations and other obligations, including amounts maturing in each of the next five years, see notes 12, 23 and 24 to the consolidated financial statements. In addition, as part of Toyota’s normal business practices, Toyota enters into long-term arrangements with suppliers for purchases of certain raw materials, components and services. These arrangements may contain fixed/minimum quantity purchase requirements. Toyota enters into such arrangements to facilitate an adequate supply of these materials and services.
The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2020.

	Yen in millions
	Total	Payments Due by Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:
Short-term borrowings (note 12)
Loans	1,179,230	1,179,230	—	—	—
Commercial paper	4,106,796	4,106,796	—	—	—
Long-term debt* (note 12)	15,238,006	4,568,585	6,701,743	2,781,914	1,185,764
Estimated amount of interest expense on long-term debt	844,233	290,361	312,509	98,700	142,663
Finance lease obligations (note 23)	28,937	5,460	5,870	4,157	13,450
Non-cancelable operating lease obligations (note 23)	280,955	39,136	56,096	39,254	146,469
Commitments for the purchase of property, plant, other assets and services (note 24)	362,071	177,007	130,948	35,599	18,517

Total	22,040,228	10,366,575	7,207,166	2,959,624	1,506,863

*	“Long-term debt” represents future principal payments.
Toyota is unable to make reasonable estimates of the period of cash settlement with respect to liabilities recognized for uncertain tax benefits, and accordingly such liabilities are excluded from the table above. See note 15 to the consolidated financial statements for further discussion.

Toyota expects to contribute ¥38,667 million domestically and ¥17,749 million overseas to its pension plans in fiscal 2021.

	Yen in millions
	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Commercial Commitments (note 24):
Maximum potential exposure to guarantees given in the ordinary course of business	3,333,385	823,856	1,445,449	890,552	173,528

Total Commercial Commitments	3,333,385	823,856	1,445,449	890,552	173,528

5.G SAFE HARBOR
All information that is not historical in nature disclosed under “—
Off-Balance
Sheet Arrangements” and “— Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement Concerning Forward-Looking Statements” for additional information.
ITEM	6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT
In March 2011, Toyota announced its “Toyota Global Vision.” With respect to its framework for executing its operations, Toyota, with the aim of realizing the Toyota Global Vision, has been continuing its efforts to respond swiftly to the external environment, which is changing faster than ever. Following the introduction of “region-based operations,” the “business unit system” and the
“in-house
company system” in 2011, 2013 and 2016, respectively, for the purpose of further accelerating decision-making and operational execution, Toyota further clarified that members of the board of directors are responsible for decision-making and management oversight and that operating officers are responsible for operational execution. Furthermore, in 2018, Toyota changed the commencement of operating officers’ terms of office from April to January, reduced corporate strategy functions and restructured the Japan Sales Business Group based on regions rather than sales channels in an effort to enable decision-making closer to customers and the field, in order to further accelerate execution in full coordination with each site. In 2019, in order to further advance Toyota’s “acceleration of management” and the development of a diverse and talented workforce, the executive structure was changed to be composed only of senior managing officers and people of higher rank, and a new classification called “senior professional/senior management” (
kanbushoku
) grouped and replaced the following titles or ranks: managing officers, executive general managers,
(sub-executive
managerial level) senior grade 1 and senior grade 2 managers, and grand masters. From the perspective of appointing the right people to the right positions, senior professionals/senior management were positioned in a wide range of posts, from those of chief officer, deputy chief officer, plant general manager, and senior general manager to group manager, to deal with management issues as they arise and to strengthen their development as part of a diverse and talented workforce through on-site
learning and problem-solving (
genchi genbutsu
). In April 2020, Toyota consolidated the posts of executive vice president and operating officer into the post of operating officer. With these consolidations, operating officers will serve as chief officers, as presidents of in-house
companies, as regional CEOs, and as persons in charge of various functions, and their roles will be further clarified. Such roles will not be fixed, so as to allow the right people to take on responsibilities where and as needed. Based on its basic policy of appointing the right people to the right positions, Toyota has been swiftly and continuously innovating. Toyota will further press forward the tide of such innovations, aiming for a corporate structure capable of carrying out management from a viewpoint that is optimal for a global company.
Toyota believes that it is critical to appoint individuals who comprehend and are capable of putting into practice the Precepts, which set forth our founding philosophy, and contribute to decision-making aimed at sustainable growth into the future. Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to social transformation by using CASE* external partnerships based on trust and friendship and internal two-way
interactive teamwork. Toyota maintains its board of directors and senior management at an adequate size, and ensures they are overall balanced and diverse, including from the perspective of gender and nationality. Three outside members of the board of directors have been appointed in order to further reflect the opinions of those from outside the company in management’s decision-making process. Toyota has six audit & supervisory board members, three of whom are outside audit & supervisory board members. In order to be prepared in the event Toyota lacks the number of audit & supervisory board members required by law, one substitute audit & supervisory board member has been appointed pursuant to Article 329, Paragraph 3 of the Companies Act.

*	“CASE” is an acronym for Connected, Autonomous / Automated, Shared, and Electric.
Set forth below are brief summaries of Toyota’s members of the board of directors and audit & supervisory board members.

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares
Takeshi Uchiyamada (August 17, 1946)	Chairman of the Board of Directors
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
Director of Mitsui & Co., Ltd.
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

(important concurrent duties)
Representative Director of Institute for International Economic Studies
36,480 common shares

Akio Toyoda (May 3, 1956)	President, Member of the Board of Directors	1984 Joined TMC 2000 Member of the Board of Directors of TMC 2002 Managing Director of TMC	4,752,927 common shares

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares

2003 Senior Managing Director of TMC
2005 Executive Vice President of TMC
2009 President of TMC (to present)

(important concurrent duties)
Chairman and CEO of Toyota Motor North America, Inc.
Chairman of TOWA REAL ESTATE Co., Ltd.
Chairman of the Japan Automobile Manufacturers Association, Inc.
Director of DENSO Corporation

Koji Kobayashi (October 23, 1948)	Member of the Board of Directors, Operating Officer
1972 Joined TMC
2004 Executive Director of DENSO CORPORATION (“DENSO”)
2007 Senior Executive Director, Member of the Board of Directors of DENSO
2010 Executive Vice President of DENSO
2015 Vice Chairman of DENSO
2016 Advisor of TMC
2017 Senior Advisor of TMC
2018 Operating Officer (Executive Vice President) of TMC
2018 Member of the Board of Directors of DENSO
2018 Retired as Member of the Board of Directors of DENSO
2018 Member of the Board of Directors of TMC
2020 Member of the Board of Directors and Operating Officer of TMC (to present)

(important concurrent duties)
Chairman and Executive Director of TOYOTA Mobility Tokyo Inc.
24,216 common shares

Shigeki Terashi (February 16, 1955)	Member of the Board of Directors, Operating Officer
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
49,602 common shares

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares

2013 Retired from Toyota Motor North America, Inc. President and COO
2013 Senior Managing Officer of TMC
2013 Member of the Board of Directors and Senior Managing Officer of TMC
2015 Executive Vice President, Member of the Board of Directors of TMC
2017 Member of the Board of Directors and Executive Vice President of TMC
2020 Member of the Board of Directors and Operating Officer of TMC (to present)

(important concurrent duties) Director of Hino Motors, Ltd. President, Representative Director of EV C.A. Spirit Corporation

James Kuffner (January 18, 1971)	Member of the Board of Directors, Operating Officer
1999 Postdoctoral Research Fellow at the Japan Society for the Promotion of Science
2002 Research Scientist of the Robotics Institute at Carnegie Mellon University
2005 Assistant Professor of the Robotics Institute at Carnegie Mellon University
2008 Associate Professor of the Robotics Institute at Carnegie Mellon University
2009 Adjunct Associate Professor of the Robotics Institute at Carnegie Mellon University
2009 Research Scientist at Google Inc.
2013 Engineering Director of Google Inc.
2016 Chief Technology Officer of Toyota Research Institute, Inc.
2018 Chief Executive Officer of Toyota Research Institute - Advanced Development, Inc. (to present)
2018 Executive Advisor at Toyota Research Institute, Inc. (to present)
2020 Senior Fellow at TMC
2020 Member of the Board of Directors, Operating Officer at TMC (to present)

(important concurrent duties)
Chief Executive Officer of Toyota Research Institute - Advanced Development, Inc.

Ikuro Sugawara (March 6, 1957)	Outside Member of the Board of Directors	1981 Joined Ministry of International Trade and Industry 2010 Director-General of the Industrial Science and Technology Policy and Environment Bureau, Ministry of Economy, Trade and Industry	—

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares

2012 Director-General of the Manufacturing Industries Bureau, Ministry of Economy, Trade and Industry
2013 Director-General of the Economic and Industrial Policy Bureau, Ministry of Economy, Trade and Industry
2015 Vice-Minister of Ministry of Economy, Trade and Industry
2017 Retired from the Ministry of Economy, Trade and Industry
2017 Special Advisor to the Cabinet
2018 Retired from Special Advisor to the Cabinet
2018 Outside Member of the Board of Directors of TMC (to present)

Sir Philip Craven (July 4, 1950)	Outside Member of the Board of Directors	1989 President of the International Wheelchair Basketball Federation 2001 President of the International Paralympic Committee 2002 Retired as President of the International Wheelchair Basketball Federation 2017 Retired as President of the International Paralympic Committee 2018 Outside Member of the Board of Directors of TMC (to present)	—

Teiko Kudo (May 22, 1964)	Outside Member of the Board of Directors
1987 Joined the Sumitomo Bank, Limited
2014 Executive Officer of Sumitomo Mitsui Banking Corporation
2017 Managing Executive Officer of Sumitomo Mitsui Banking Corporation
2018 Outside Member of the Board of Directors of TMC (to present)
2020 Director and Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation

(important concurrent duties)
Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation
915 common shares

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
1985 Joined TMC
2015 General Manager of Affiliated Companies Finance Dept. of TMC
2018 General Manager of Audit & Supervisory Board Office of TMC
2019 Audit & Supervisory Board Member of TMC (to present)
4,405 common shares

Yoko Wake (November 18, 1947)	Outside Audit & Supervisory Board Member	1970 Joined the Fuji Bank, Limited 1973 Retired from the same 1977 Assistant Lecturer of Faculty of Business and Commerce of Keio University 1982 Associate Professor of the same 1993 Professor of the same 2011 Outside Audit & Supervisory Board Member of TMC (to present) 2013 Professor Emeritus of Keio University (to present) (important concurrent duties) Professor Emeritus of Keio University	—

Hiroshi Ozu (July 21, 1949)	Outside Audit & Supervisory Board Member	2012 Prosecutor-General 2014 Retired from Prosecutor-General 2014 Registered as Attorney 2015 Outside Audit & Supervisory Board Member of TMC (to present)	89 common shares

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares
(important concurrent duties) Attorney Outside Corporate Auditor of Mitsui & Co., Ltd. Audit & Supervisory Board Member (External) of Shiseido Company, Limited

Nobuyuki Hirano (October 23, 1951)	Outside Audit & Supervisory Board Member	1974 Joined Mitsubishi Bank 2001 Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. 2004 Executive Officer of Mitsubishi UFJ Financial Group, Inc.	493 common shares

2005 Managing Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd.
2005 Director of Mitsubishi UFJ Financial Group, Inc.
2006 Managing Director of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2008 Senior Managing Director of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2009 Managing Executive Officer of Mitsubishi UFJ Financial Group, Inc.
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

(important concurrent duties)
Director, Chairman of Mitsubishi UFJ Financial Group, Inc.
Directors of MUFG Bank, Ltd.
Director of Morgan Stanley
Audit and Supervisory Committee Member of Mitsubishi Heavy Industries, Ltd.

1.	Mr. Akio Toyoda, who is President and Member of the Board of Directors, concurrently serves as Operating Officer (President).

2.	Mr. Koji Kobayashi, Mr. Shigeki Terashi and Dr. James Kuffner, who are Members of the Board of Directors, concurrently serve as Operating Officers.

None of the persons listed above was selected as member of board of directors, audit & supervisory board member or member of senior management pursuant to an arrangement or understanding with Toyota’s major shareholders, customers, suppliers or others.
Set forth below is a brief summary of Toyota’s substitute audit & supervisory board member.

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number and kind of shares
Ryuji Sakai (August 7, 1957)	Substitute Audit & Supervisory Board Member	1985 Registered as attorney and joined Nagashima & Ohno 1990 Wilson Sonsini Goodrich & Rosati 1995 Partner of Nagashima & Ohno 2000 Partner of Nagashima Ohno & Tsunematsu (to present) (important concurrent duties) Attorney Outside Audit & Supervisory Board Member of Kobayashi Pharmaceutical Co., Ltd.	—

6.B COMPENSATION
Decision Making Policy and Process
Toyota believes that it is critical to appoint individuals who comprehend and are capable of putting into practice the Toyoda Precepts, which set forth our founding philosophy, and contribute to decision-making aimed at sustainable growth into the future. Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to social transformation by using CASE external partnerships based on trust and friendship and internal two-way
interactive teamwork. Toyota’s director compensation system is an important means through which to promote various initiatives and is determined based on the following policy.
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
The amounts of remuneration for the Company’s members of the board of directors and the remuneration system are decided by the board of directors and the “Executive Compensation Meeting,” a majority of the members of which are outside members of the board of directors. The Executive Compensation Meeting consists of Representative Directors Takeshi Uchiyamada (Chairman) and Koji Kobayashi, and outside members of the board of directors Ikuro Sugawara, Sir Philip Craven and Teiko Kudo.
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
Executive Compensation Meetings were held in April 2019 and March and April 2020 to discuss and determine the amount of remuneration for fiscal 2020 and other relevant matters.
Furthermore, preliminary examination meetings, consisting only of outside members of the board of directors, were held on a total of five occasions in August, September, October and December 2019 and February 2020 to discuss matters for the Executive Compensation Meetings. Remuneration for the members of the board of directors were determined with the unanimous consent of the Executive Compensation Meeting.
The principal topics discussed at Executive Compensation Meetings included:
•	Remuneration level for each position and job responsibility

•	Evaluation of benchmarks and actual results of fiscal 2020

•	Evaluation of individual performance

•	Determination of the amount of remuneration for each member of the board of directors

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
Toyota determines the annual total remuneration level appropriate for each position and job responsibility by referring to the benchmarking result of remuneration for officers of Japanese major companies.

Concept of Each Item

Consolidated operating income	Indicator for evaluating Toyota’s efforts based on business performance
Volatility of the share price	Corporate value indicator for shareholders and investors to evaluate Toyota’s efforts
Individual performance evaluation	Qualitative evaluation of performance of each member of the board of directors
Method and Reference Value for Evaluating Indicators and Evaluation Result for Fiscal 2020

	Evaluation Method	Reference Value	Evaluation Result for Fiscal 2019
Consolidated operating income	Evaluate the degree of attainment of consolidated operating income in fiscal 2020, using required income (set in 2011) for Toyota’s sustainable growth as reference value	¥1 trillion	180%
Volatility of the Company’s share price	Comparatively evaluate the volatility of Toyota’s share price up to the end of fiscal 2020, using the share price of Toyota and the Nikkei stock average at the end of fiscal 2019 as reference values	Company’s share price: ¥6,487 Nikkei average: ¥21,205
Method of Setting Annual Total Remuneration
Annual Total Remuneration is set using a theoretical formula that takes into account the benchmarking results of remuneration for members of the board of directors. Annual Total Remuneration is set for each member of the board of directors based on consolidated operating income and the volatility of the share price of Toyota, and then adjusted based on individual performance evaluation. Individual performance evaluation is set within the range of 15% above or below Annual Total Remuneration for each position.
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
Compensation
The aggregate amount of remuneration, including bonuses, accrued for all members of the board of directors and audit & supervisory board members as a group by Toyota for services in all capacities was ¥2,690 million during fiscal 2020.
Toyota Motor Corporation and its subsidiaries have not set aside or accrued any amounts to provide pension, retirement or similar benefits to members of the board of directors and audit & supervisory board members of Toyota Motor Corporation.

Toyota’s Annual Securities Report filed with the Kanto Local Bureau of Finance on June 24, 2020, contained the following information concerning compensation in fiscal 2020 on a consolidated basis for members of the board of directors and audit & supervisory board members whose total compensation exceeded ¥100 million during such period:
- Takeshi Uchiyamada, Member of the Board of Directors: ¥216 million (¥99 million in base compensation, ¥60 million in bonus and ¥56 million in share compensation (8,000 shares))
- Shigeru Hayakawa, Member of the Board of Directors: ¥138 million (¥61 million in base compensation, ¥41 million in bonus and ¥36 million in share compensation (5,000 shares))
- Akio Toyoda, Member of the Board of Directors: ¥449 million (¥160 million in base compensation, ¥8 million in bonus and ¥280 million in share compensation (39,000 shares))
- Koji Kobayashi, Member of the Board of Directors: ¥145 million (¥72 million in base compensation and ¥72 million in share compensation (10,000 shares))
- Didier Leroy, Member of the Board of Directors: ¥1,239 million (¥257 million in base compensation and ¥980 million in bonus)
- Shigeki Terashi, Member of the Board of Directors: ¥141 million (¥73 million in base compensation, ¥37 million in bonus and ¥31 million in share compensation (4,000 shares))
The amounts above were recorded as expenses in fiscal 2020.
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

6.D EMPLOYEES
The total number of Toyota employees, on a consolidated basis, was 359,542 as of March 31, 2020, 370,870 as of March 31, 2019 and 369,124 as of March 31, 2018. The following tables set forth a breakdown of persons employed by business segment and by geographic location as of March 31, 2020.

Segment	Number of Employees	Location	Number of Employees
Automotive	320,389	Japan	200,244
Financial services	11,618	North America	51,080
All other	22,559	Europe	21,956
Unallocated	4,976	Asia	64,613
		Other*	21,649

Total	359,542	Total	359,542

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
In Japan, basic wages and other working conditions are negotiated annually. In addition, in accordance with Japanese national custom, each employee is also paid a semi-annual bonus. Bonuses are negotiated at the time of wage negotiations and are based on Toyota’s financial results, prospects and other factors. The average wage increase for all union members, excluding bonuses, in Japan was approximately 2.39% in fiscal 2020.
In general, Toyota considers its labor relations with all of its workers to be good. However, Toyota is currently a party to, and otherwise from time to time experiences, labor disputes in some of the countries in which it operates. Toyota does not expect any disputes to which it is currently a party to materially affect Toyota’s consolidated financial position.
Toyota’s average number of temporary employees on a consolidated basis was 86,219 during fiscal 2020.
6.E SHARE OWNERSHIP
For information on the number of shares of Toyota’s common stock held by each member of the board of directors and audit & supervisory board member as of June 2020, see “—Directors and Senior Management.”
None of Toyota’s shares of common stock entitles the holder to any preferential voting rights. As of March 31, 2020, Toyota does not have any stock option plan for which stock options or stock acquisition rights are exercisable or will become exercisable in the future.

Toyota’s board of directors resolves the share compensation within the maximum share compensation amount of 4.0 billion yen per year established at the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019. The overview of the share compensation is as follows.

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

Transfer restriction period	A period of three to fifty years from the allotment date, which is determined by the board of directors of Toyota in advance
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

Members of the board of directors of Toyota with foreign citizenship are not eligible for the share compensation.
Toyota also has an employee stock ownership association in Japan for employees and full time and part time company advisors. Members of the employee stock ownership association set aside certain amounts from their monthly salary and bonuses to purchase Toyota’s common stock through the employee stock ownership association. As of March 31, 2020, the employee stock ownership association held 14,734,167 shares of Toyota’s common stock.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A MAJOR SHAREHOLDERS
As of March 31, 2020, 3,262,997,492 shares of Toyota’s common stock (of which 496,844,960 shares were treasury stock and 2,766,152,532 shares were outstanding) and 47,100,000 First Series Model AA Class Shares of Toyota (of which 100 shares were treasury stock and 47,099,900 shares were outstanding) were issued. Information concerning beneficial ownership of Toyota’s common stock in the table below was prepared from information known to Toyota or that could be ascertained from public filings, including filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Financial Instruments and Exchange Law of Japan.

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

Name of Beneficial Owner	Number of Shares of Common Stock (in thousands)	Percentage of Outstanding Voting Shares of Common Stock
Toyota Industries Corporation	238,466	8.48
According to The Bank of New York Mellon, depositary for Toyota’s ADSs (the “Depositary”), as of March 31, 2020, 43,321,651 shares of Toyota’s common stock were held in the form of ADRs and there were 1,783 ADR holders of record and 185,878 beneficial owners in the United States. According to Toyota’s register of shareholders, as of March 31, 2020, there were 587,947 holders of common stock and First Series Model AA Class Shares of record worldwide. As of March 31, 2020, there were 486 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 8.6% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.
None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.
To the extent known to Toyota, Toyota is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.
Toyota knows of no arrangements the operation of which may at a later time result in a change of control.
7.B RELATED PARTY TRANSACTIONS
Business Relationships
Toyota purchases materials, supplies and services, among others, from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s affiliated companies accounted for by the equity method and those firms with which certain members of Toyota’s board of directors are affiliated. Toyota purchased materials, supplies and services, among others, from these affiliated entities in the amount of ¥6,781.2 billion in fiscal 2020. Toyota also sells its products and services, among others, to Toyota’s affiliated companies accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota sold products and services, among others, to these affiliated entities in the amount of ¥2,423.3 billion in fiscal 2020. See note 11 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with affiliated companies.
Loans
Toyota regularly has trade accounts and other receivables by, and accounts payable to, Toyota’s affiliated companies accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota had outstanding trade accounts and other receivables by these affiliated entities in the amount of ¥357.8 billion as of March 31, 2020. Toyota had outstanding trade accounts and other payables to these affiliated entities in the amount of ¥7,809 billion as of March 31, 2020.
Toyota, from time to time, provides short- to medium-term loans to its affiliated companies, as well as loans under a loan program established by certain subsidiaries to assist their executives and members of the board of directors with the purchase of homes. As of March 31, 2020, an aggregate amount of ¥32.6 billion in loans was outstanding to its affiliated companies accounted for by the equity method. As of March 31, 2020, an aggregate amount of ¥35.2 billion in loans was outstanding to those of its affiliated companies not accounted for by the equity method, which are 20% to 50% owned by Toyota. Toyota believes that each of these loans was entered into in the ordinary course of business.
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
Corporate Purpose
Article 2 of Toyota’s articles of incorporation states that its purpose is to engage in the following businesses:
•	the manufacture, sale, leasing and repair of:

•	motor vehicles, industrial vehicles, ships, aircraft, other transportation machinery and apparatus, spacecraft and space machinery and apparatus, and parts thereof;

•	industrial machinery and apparatus, other general machinery and apparatus, and parts thereof;

•	electrical machinery and apparatus, and parts thereof; and

•	measuring machinery and apparatus, medical machinery and apparatus, and parts thereof.

•	the manufacture and sale of ceramics and products of synthetic resins, and materials thereof;

•	the manufacture, sale and repair of construction materials and equipment, furnishings and fixtures for residential buildings;

•	the planning, designing, supervision, execution and undertaking of construction works, civil engineering works, land development, urban development and regional development;

•	the sale, purchase, leasing, brokerage and management of real estate;

•	the service of information processing, information communications and information supply and the development, sale and leasing of software;

•	the design and development of product sales systems that utilize networks such as the Internet, sale, leasing and maintenance of computers included within such systems, and sale of products by utilizing such systems;

•	the inland transportation, marine transportation, air transportation, stevedoring, warehousing and tourism businesses;

•	the printing, publishing, advertising and publicity, general leasing, security and workers dispatch businesses;

•	the credit card operations, purchase and sale of securities, investment consulting, investment trust operation, and other financial services;

•	the operation and management of such facilities as parking lots, showrooms, educational facilities, medical care facilities, sports facilities, marinas, airfields, food and drink stands and restaurants, lodging facilities, retail stores and others;

•	the non-life insurance agency business and the life insurance agency business;

•	the production and processing by using biotechnology of agricultural products including trees, and the sale of such products;

•	the power generation and the supply and sale of electric power;

•	the sale of goods related to each of the preceding items and mineral oil;

•	the conducting of engineering, consulting, invention and research relating to each of the preceding items and the utilization of such invention and research; and

•	any businesses incidental to or related to any of the preceding items.

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
The shares generally trade
ex-dividend
or
ex-rights
on the Japanese stock exchanges on the business day preceding a record date (or if the record date is not a business day, one business day prior thereto), for the purpose of dividends or rights offerings.
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
10.D EXCHANGE CONTROLS
The following is a general summary of major Japanese foreign exchange control regulations applicable to holders of shares of capital stock or voting rights (including ADSs) of Toyota, and to others intending to consummate other actions such as obtaining consent from other investors holding voting rights and consenting to certain proposals at a general shareholders meeting, who are “exchange non-residents”
or “foreign investors,” as described below. The statements regarding Japanese foreign exchange control regulations set forth below are based on the laws and regulations in force and as interpreted by the Japanese authorities as of the date of this annual report and are subject to subsequent changes in the applicable Japanese laws or interpretations thereof. This summary is not exhaustive of all possible foreign exchange control considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange control consequences of the acquisition, ownership and disposition of shares of capital stock or voting rights of Toyota by consulting their own advisors.
The Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended, the “FEFTA”) and the cabinet orders and ministerial ordinances thereunder (collectively, the “Foreign Exchange Regulations”) govern the acquisition and holding of shares of capital stock and voting rights of Toyota by “exchange non-residents”
and by “foreign investors.” The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents
to purchase or sell shares outside Japan using currencies other than Japanese yen.
Exchange
non-residents
are:
(i)	individuals who do not reside in Japan; and
(ii)	corporations whose principal offices are located outside Japan.
Generally, branches and other offices of
non-resident
corporations that are located within Japan are regarded as residents of Japan. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.
Foreign investors are:
(i)	individuals who are exchange non-residents;
(ii)	corporations or other organizations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan;
(iii)	Japanese corporations of which 50% or more of their total voting rights are held directly or indirectly by individuals who are exchange non-residents
and/or corporations or other organizations falling within (i) and/or (ii) above;
(iv)	partnerships under the Civil Code of Japan (Act No. 89 of 1896, as amended) established to invest in corporations, limited partnerships for investment under the Limited Partnership Act for Investment of

Japan (Act No. 90 of 1998, as amended), or any other similar partnerships under foreign law, of which (a) 50% or more of the total contributions are made by individuals and/or corporations falling within (i), (ii), (iii) above and/or (v) below or any other persons prescribed under the Foreign Exchange Regulations or (b) a majority of the general partners are individuals and/or corporations falling within (i), (ii), (iii) above and/or (v) below or any other persons prescribed under the Foreign Exchange Regulations; and
(v)	corporations or other organizations, a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.
Acquisition of Shares
In general, the acquisition of shares of a Japanese company (such as the shares of capital stock of Toyota) by an exchange non-resident
from a resident of Japan is not subject to any prior filing requirements (other than those relating to an “inward direct investment” set out below). In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required in general, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of capital stock of Toyota) for consideration exceeding ¥100 million to an exchange non-resident,
the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer or the date of receipt of payment, whichever comes later, unless (i) the transfer was made through a bank or financial instruments business operator licensed or registered under Japanese law or other entity prescribed by the Foreign Exchange Regulations acting as an agent or intermediary or (ii) the acquisition constitutes an “inward direct investment” described below.
Inward Direct Investment in Shares of Listed Companies
On May 8, 2020, an amendment to the Foreign Exchange Regulations came into effect. Upon the full implementation of the Amendment as of June 7, 2020, the requirements and procedures regarding the prior notifications of inward direct investments to the Minister of Finance and any other competent Ministers under the FEFTA, were amended. After the implementation of the Amendment, Japanese listed companies are classified into the following categories:
(i)	companies engaged in businesses excluding certain businesses designated by the Foreign Exchange Regulations as designated businesses (the “Designated Businesses”);
(ii)	companies engaged in Designated Businesses designated by the Foreign Exchange Regulations as core sector businesses (the “Core Sector Designated Businesses”); and
(iii)	corporations engaged in Designated Businesses other than the Core Sector Designated Businesses (the “Non-Core Sector Designated Businesses”).
For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed companies into the above categories. According to the list published by the Minister of Finance as of May 8, 2020, the businesses which are currently engaged in by Toyota are classified as category (ii) i.e., the Core Sector Designated Businesses above.
Definition of Inward Direct Investment
If a foreign investor acquires shares or voting rights of a Japanese company that is listed on a Japanese stock exchange (such as the shares of capital stock of Toyota) and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 1% or more of the issued shares or the total number of voting rights of the relevant company, such acquisition constitutes an “inward direct investment.” In addition, an acquisition of the authority to exercise, or instruct to exercise, voting rights held by other shareholders that results in the foreign investor, in combination with any existing shareholding, directly or indirectly holding 1% or more of the total number of voting rights of the relevant company constitutes an “inward direct investment.” Furthermore, if a foreign investor manages, on a discretionary basis, shares or voting rights of a Japanese company that is listed on a Japanese stock exchange and in combination with any existing management, directly or indirectly manages 1% or more of the issued shares or the total number of voting rights of the relevant company, such discretionary investment management generally constitutes an “inward direct investment.”
In addition to the acquisitions of shares or voting rights described above, if a foreign investor (i) is granted the authority to exercise proxy voting rights on behalf of other shareholders of the relevant company regarding certain matters which may control substantially or have a material influence on the management of such company, such as the election or removal of directors, or (ii) obtains consent from another foreign investor holding the voting rights of the relevant company to exercise the voting rights of such company jointly, and, in each case, as a result of these arrangements, the number of the voting rights directly or indirectly held by the foreign investor, including the total number of the voting rights subject to such proxy, or the sum of the number of the voting rights directly or indirectly held by the foreign investor and such other foreign investors subject to such joint voting agreement, as the case may be, is 10% or more of the total number of voting rights of the relevant company, each such arrangement regarding voting rights (hereinafter referred to as a “voting arrangement”) also constitutes an “inward direct investment.” Additionally, if a foreign investor who directly or indirectly holds 1% or more of the total voting rights of a Japanese listed company consents, at a general meeting of shareholders, to certain proposals having a material influence on the management of such company such as (i) election of such foreign investor or its related persons (as defined in the Foreign Exchange Regulations) as directors or audit & supervisory board members of the relevant company or (ii) transfer or discontinuation of its business, such consent will also constitute an “inward direct investment.”
Prior Notification Requirements
If a foreign investor intends to consummate an “inward direct investment” as described above, in certain circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations or where that Japanese company is engaged (as Toyota is currently) in one or more Designated Businesses, prior notification of the relevant inward direct investment must be filed with the Minister of Finance and any other competent Ministers.
However, a foreign investor seeking to consummate an “inward direct investment” may be eligible for the exemptions, if certain conditions are met.
In the case of an acquisition (including investment discretionary management) of shares or voting rights or the authority to exercise, directly or through instructions, voting rights of a Japanese listed company that is engaged (as Toyota is currently) in one or more Core Sector Designated Businesses, the foreign investor may be exempted from the prior notification requirement, if, as a result of such acquisition, the foreign investor directly or indirectly holds less than 10% of the total number of issued shares or voting rights of the relevant company, and such foreign investor complies with the following conditions:
(i)	the foreign investor or its closely-related persons (as defined in the Foreign Exchange Regulations) will not become directors or audit & supervisory board members of the relevant company;
(ii)	the foreign investor will not make certain proposals (as prescribed in the Foreign Exchange Regulations) at a general meeting of shareholders, including transfer or discontinuation of the Designated Businesses of the relevant company;
(iii)	the foreign investor will not access
non-public
technical information in relation to the Designated Businesses of the relevant company, or take certain other actions that may lead to the leak of such non-public
technical information (as prescribed in the Foreign Exchange Regulations);

(iv)	the foreign investor will not attend, and will not cause any persons designated by it to attend, meetings of the relevant company’s board of directors, or meetings of committees having authority to make important decisions, in respect of the Core Sector Designated Businesses of the relevant company; and
(v)	the foreign investor will not make, and will not cause any persons designated by it to make, proposals to such board or committees or their members in writing or electronic form requesting any response or actions by certain deadlines in respect of the Core Sector Designated Businesses of the relevant company.
In addition, in the case of an acquisition (including investment discretionary management) of shares or voting rights or the authority to exercise, either directly or through instructions, voting rights of a Japanese listed company that is engaged in one or more
Non-Core
Sector Designated Businesses, the foreign investor may be exempted from the prior notification requirement, including in the case where, as a result of such acquisition, the foreign investor holds 10% or more of the total number of issued shares or the total number of voting rights of the relevant company, which would have required prior notification, if such foreign investor complies with the conditions (i) through (iii) above (the “Exemption Conditions”).
Notwithstanding the above, if a foreign investor falls under a category of disqualified investors designated by the Foreign Exchange Regulations (including (a) investors who have records of certain sanctions due to violations of the FEFTA and (b) certain investors who are state-owned enterprises or other related entities excluding those who are accredited by the Minister of Finance), in no event may such foreign investor be eligible for the exemptions described above. On the other hand, if a foreign investor, excluding the disqualified investors described in the foregoing sentence, falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Regulations) and complies with the Exemption Conditions, such foreign investor may be eligible for the exemptions, even if the acquisition results in such foreign investor’s directly or indirectly holding 10% or more of the total number of issued shares or voting rights of a corporation engaged in one or more Core Sector Designated Businesses.
In addition, if a foreign investor intends to make a voting arrangement with respect to a Japanese listed company engaged one or more Designated Businesses or consents to a proposal at a general meeting of shareholders of such company, in each case, that constitutes an “inward direct investment” as described above, in certain circumstances, prior notification of the relevant inward direct investment must be filed with the Minister of Finance and any other competent Ministers. However, the exemptions from the prior notification requirements may be available in the cases where the relevant voting arrangement is regarding matters other than certain matters which may control substantially or have a material influence on the management of the relevant company, such as the election or removal of directors, which would have required prior notification.
Acquisitions of shares by foreign investors by way of stock split are not subject to the foregoing notification requirements.
Procedures for Prior Notification
If such prior notification is filed, the proposed inward direct investment may not be consummated until after 30 days have passed from the date of filing, although this screening period may be shortened to two weeks unless such Ministers deem it necessary to review the proposed inward direct investment. The Ministers may extend the screening period up to five months if they deem it necessary to review the proposed inward direct investment and may recommend any modification or abandonment of the proposed inward direct investment and, if the foreign investor does not accept such recommendation, the Ministers may order the modification or abandonment of such inward direct investment. In addition, if the Ministers consider the proposed inward direct investment to be an inward direct investment that is likely to cause damage to the national security of Japan and, if a foreign investor (i) consummates such inward direct investment without filing the prior notification described above; (ii) consummates such inward direct investment before the expiration of the screening period described above;

(iii) in connection with such inward direct investment, makes false statements in the prior notification described above; or (iv) does not follow the recommendation or order issued by the Ministers to modify or abandon such inward direct investment, the Ministers may order such foreign investor to dispose of all or part of the shares acquired or take other measures.
Post Facto Reporting Requirements
A foreign investor who consummates an inward direct investment as described above relating to a Japanese listed company that is engaged in one or more Designated Businesses, but is not subject to the prior notification requirements described above due to the exemptions from such prior notification requirements, in general, must file a report of the relevant inward direct investment with the Minister of Finance and any other competent Ministers having jurisdiction over such Japanese company within 45 days of such inward direct investment when, as a result of such acquisition, the foreign investor (excluding, in the cases of (i) and (ii) below, a foreign investor who falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Regulations)) directly or indirectly holds (i) 1% or more but less than 3% of the total number of issued shares or voting rights, for the first time, (ii) 3% or more but less than 10% of the total number of issued shares or voting rights, for the first time, or (iii) 10% or more of the total number of issued shares or voting rights.
In addition, if a foreign investor consummates the inward direct investment described above through the acquisition (including investment discretionary management) of shares or voting rights or the authority to exercise, directly or through instructions, voting rights of a Japanese listed company that is not engaged in the Designated Businesses (which is not subject to the prior notification requirements described above) and, as a result of such acquisition, such foreign investor holds 10% or more of shares or voting rights of the total number of issued shares or voting rights of the relevant company, such foreign investor must file a report of the relevant inward direct investment with the Minister of Finance and any other competent Ministers having jurisdiction over such Japanese company within 45 days of such inward direct investment.
Additionally, if a foreign investor consummates the inward direct investment described above through a voting arrangement with respect to a Japanese listed company that is not engaged in the Designated Businesses (which is not subject to the prior notification requirements described above), such foreign investor must file a report of the relevant inward direct investment with the Minister of Finance and any other competent Ministers having jurisdiction over such Japanese company within 45 days of such inward direct investment.
Acquisitions of shares by foreign investors by way of stock split are not subject to the foregoing notification requirements.
Dividends and Proceeds of Sale
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
At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or ten percent for portfolio investors (15 percent under the income tax treaties in force with, among other countries, Canada, Denmark, Finland, Germany, Iceland, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, and Spain, and ten percent under the income tax treaties with, among other countries, Australia, Austria, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the U.K. and the United States).
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
Toyota does not believe that it was a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2020, and currently intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually and the application of the PFIC rules to a corporation such as Toyota (which among other things is engaged in leasing and financing through several subsidiaries) is not entirely clear, no assurances can be made regarding determination of its PFIC status in the current or any future taxable year. If Toyota is determined to be a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares of common stock or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate
U.S. Holder receives from Toyota will not be eligible for the reduced U.S. federal income tax rates on dividends described above if Toyota is a PFIC either in the taxable year of the dividend or the preceding taxable year. If a U.S. Holder owns shares of common stock or ADSs in any taxable year in which Toyota is a PFIC, such U.S. Holder generally would be required to file Internal Revenue Service (“IRS”) Form 8621 (or other form specified by the U.S. Department of the Treasury) on an annual basis, subject to certain exceptions based on the value of PFIC stock held. Toyota will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.
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
Toyota uses a
value-at-risk
analysis (“VAR”) to evaluate its exposure to changes in foreign currency exchange rates. The VAR of the combined foreign exchange position represents a potential loss in pre-tax
earnings that was estimated to be ¥224.0 billion and ¥202.4 billion as of March 31, 2019 and 2020, respectively. Based on Toyota’s overall currency exposure (including derivative positions), the risk during fiscal 2020 to pre-tax
cash flow from currency movements was on average ¥216.2 billion, with a high of ¥227.7 billion and a low of ¥202.4 billion.
The VAR was estimated by using a Monte Carlo Simulation Method and assumed 95% confidence level on the realization date and a
10-day
holding period.

Interest Rate Risk
Toyota is subject to market risk from exposures to changes in interest rates based on its financing, investing and cash management activities. Toyota enters into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. The potential decrease in fair value resulting from a hypothetical 100 basis point upward shift in interest rates would be approximately ¥249.1 billion as of March 31, 2019 and ¥307.9 billion as of March 31, 2020.
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
Commodity Price Risk
Commodity price risk is the possibility of higher or lower costs due to changes in the prices of commodities, such as non-ferrous
alloys (e.g., aluminum), precious metals (e.g., palladium, platinum and rhodium) and ferrous alloys, which Toyota uses in the production of motor vehicles. Toyota controls its commodity price risk by holding minimum stock levels.
Equity Price Risk
Toyota holds investments in various equity securities with readily determinable fair values that are subject to price risk. The fair value of equity securities with readily determinable fair values was ¥2,154.9 billion as of March 31, 2019 and ¥1,895.6 billion as of March 31, 2020. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥215.4 billion as of March 31, 2019 and ¥189.5 billion as of March 31, 2020.
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
Fees Incurred in Fiscal 2020
For fiscal 2020, Toyota received $750,206,93 from the Depositary for standard out-of-pocket
maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls), expenses relating to Toyota’s annual general shareholders’ meeting that are incurred with respect to Toyota’s ADR holders and 50% of the net dividend fees collected by the Depositary. The Depositary also paid Toyota’s continuing annual stock exchange listing fees.
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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
(a) DISCLOSURE CONTROLS AND PROCEDURES
Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of fiscal 2020. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Form
20-F
that Toyota files under the Exchange Act is accumulated and communicated to its management, including the chief executive officer and the principal accounting and financial officer, to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensure that the Form
20-F
that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Toyota’s President and Representative Director, who concurrently serves as CEO, and Operating Officer who concurrently serves as CFO. Toyota’s disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. The President and Representative Director as well as the Operating Officer have concluded that Toyota’s disclosure controls and procedures are effective at the reasonable assurance level.
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
Based on this evaluation, management concluded that Toyota’s internal control over financial reporting was effective as of March 31, 2020.
PricewaterhouseCoopers Aarata LLC, an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Toyota’s internal control over financial reporting as of March 31, 2020, as stated in its report included herein.
(c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
Toyota’s independent registered public accounting firm, PricewaterhouseCoopers Aarata LLC, has issued an audit report on the effectiveness of Toyota’s internal control over financial reporting. This report appears in Item 18.
(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes in Toyota’s internal control over financial reporting during fiscal 2020 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.
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
PricewaterhouseCoopers Aarata LLC has audited the financial statements of Toyota included in this annual report on Form
20-F.
The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Aarata LLC and the various network and member firms of PricewaterhouseCoopers to Toyota in fiscal 2019 and fiscal 2020.

	Yen in millions
	2019	2020
Audit Fees (1)	4,517	4,712
Audit-related Fees (2)	84	132
Tax Fees (3)	462	398
All Other Fees (4)	233	497

Total	5,296	5,739

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the services of annual audit, quarterly reviews and assessment and reviews of the effectiveness of internal controls over financial reporting of Toyota and its subsidiaries and affiliated companies; the services associated with SEC registration statements or other documents issued in connection with securities offerings such as comfort letters and consents; and consultations as to the accounting or disclosure treatment of transactions or events.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include services such as due diligence; agreed-upon or expanded audit procedures; internal control reviews and assistance; review of the information system; and financial statement audits of employee benefit plans.
(3)	Tax Fees include fees billed for tax compliance services, including services such as tax planning, advice and compliance of federal, state, local and international tax; the review of tax returns; assistance with tax audits and appeals;
tax-only
valuation services including transfer pricing and cost segregation studies; expatriate tax assistance and compliance.
(4)	All Other Fees primarily include fees billed for risk management advisory services of assessment and testing of security infrastructure controls; services providing information related to automotive market conditions; IT advisory services; and other advisory services.
Policies and Procedures of the Audit & Supervisory Board
Below is a summary of the current policies and procedures of the audit & supervisory board for the pre-approval
of audit and permissible
non-audit
services performed by Toyota’s independent public accountants.
Under the policy, specified operating officers or managers submit a request for general pre-approval
of audit and permissible
non-audit
services for the following fiscal year, which shall include details of the specific services and estimated fees for the services, to the audit & supervisory board, which reviews and determines whether or not to grant the request in advance. Upon the general pre-approval
of the audit & supervisory board, the specified operating officers or managers are not required to obtain any specific pre-approval
for audit and permissible
non-audit
services so long as those services fall within the scope of the general pre-approval
provided.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth purchases of Toyota’s common stock by Toyota and its affiliated purchasers during fiscal 2020:

Period	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid per Share (Yen) (1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (2)
April 1, 2019 – April 30, 2019	1,577	6,782.21	—	—
May 1, 2019 – May 31, 2019	679	6,693.88	—	—
June 1, 2019 – June 30, 2019	8,100,984	6,701.95	8,099,800	—
July 1, 2019 – July 31, 2019	11,601,802	6,990.64	11,599,900	—
August 1, 2019 – August 31, 2019	15,997,860	6,864.98	15,995,800	—
September 1, 2019 – September 30, 2019	7,653,704	7,163.37	7,652,000	—
October 1, 2019 – October 31, 2019	1,736	7,266.22	—	—
November 1, 2019 – November 30, 2019	3,227,320	7,807.68	3,224,400	—
December 1, 2019 – December 31, 2019	5,805,290	7,745.63	5,803,100	—
January 1, 2020 – January 31, 2020	5,933,097	7,722.45	5,929,400	—
February 1, 2020 – February 28, 2020	6,986,560	7,683.72	6,984,400	—
March 1, 2020 – March 31, 2020	4,245,526	7,167.43	4,244,100	—

Total	69,556,135	—	69,532,900	—

(1)	A portion of the above purchases were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Toyota to purchase shares that are a fraction of a unit, in accordance with Toyota’s share handling regulations. Toyota is required to comply with such requests pursuant to the Companies Act. See “Additional Information — Memorandum and Articles of Association — Japanese Unit Share System.” The number of shares purchased not pursuant to publicly announced plans or programs conducted in fiscal 2020 is 23,235.
(2)	Toyota announced on May 8, 2019, that it would repurchase up to 50 million common shares between May 15, 2019 and September 30, 2019 at a total price up to ¥300 billion, in order to return to shareholders the profits derived in the fiscal year ended March 31, 2019. Toyota also announced on November 7, 2019 that it would repurchase up to 34 million common shares between November 11, 2019 and March 31, 2020 at a total price up to ¥250 billion in order to return to shareholders the profits derived in the interim period ended September 30, 2019.
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
4. Corporate Governance Guidelines.
Unlike the NYSE Corporate Governance Rules, Toyota is not required to adopt Japan’s Corporate Governance Code under Japanese laws and regulations, including the

Companies Act, the Financial Instruments and Exchange Law of Japan and stock exchange rules. However, if Toyota does not comply with Japan’s Corporate Governance Code, it is required to explain the reasons why it does not do so in accordance with the regulations of the Japanese stock exchanges. In addition, Toyota is required to resolve at the board of directors matters relating to a system, which is required under the ordinance of the Ministry of Justice (“internal control system” or “
naibu-tosei
”), to ensure the execution of duties of the members of the board of directors to comply with laws, regulations and articles of incorporation, and any other systems to ensure the adequacy of the business, and to disclose such matters resolved, policies and the present status of its corporate governance in its business reports, annual securities report and certain other disclosure documents in accordance with the regulations under the Financial Instruments and Exchange Law and stock exchange rules in respect of timely disclosure.
5. Code of Business Conduct and Ethics.
Similar to the NYSE Corporate Governance Rules, under Japan’s Corporate Governance Code, Toyota is encouraged to adopt a code of conduct regarding ethical business activities for members of the board of directors, officers and employees. Toyota has resolved matters relating to maintenance of an “internal control system,” or “
naibu-tosei,”
in order to ensure its employees comply with laws, regulations and the articles of incorporation, etc. pursuant to the Companies Act, and Toyota maintains guidelines and internal regulations such as “Guiding Principles at Toyota,” “Toyota Code of Conduct” and a code of ethics pursuant to Section 406 of the Sarbanes-Oxley Act. Please see “Code of Ethics” for additional information.
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
(“Toyota Motor Corporation”)
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Toyota Motor Corporation and its subsidiaries (collectively referred to as the “Company”) as of March 31, 2019 and 2020, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2020, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the COSO.
Changes in Accounting Principles
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for depreciation of property, plant and equipment beginning April 1, 2019 and the manner in which it accounts for investments in equity securities beginning April 1, 2018.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Liabilities for the costs of recalls and other safety measures
As described in Notes 2 and 13 to the consolidated financial statements, the Company accrues for costs of recalls and other safety measures. As of March 31, 2020, liabilities for the estimated costs of recalls and other safety measures totaled ¥1,104,711 million and were included in accrued expenses in the consolidated balance sheet. The Company measures the majority of liabilities for recalls and other safety measures at the time of vehicle sales comprehensively by aggregate sales of various models in a certain period by geographical regions. However, when circumstances warrant, the Company measures liabilities for a particular recall or other safety measures using an individual model when probable and reasonably estimable. Management’s estimate is based on historical costs and pattern of payment occurrence.
The principal considerations for our determination that performing procedures relating to liabilities for the costs of recalls and other safety measures that are determined comprehensively is a critical audit matter are 1) significant judgment and estimation was required by management when developing the liabilities which in turn led to a high degree of auditor judgement and subjectivity in performing procedures to evaluate management’s significant assumptions; and 2) significant audit effort was necessary relating to testing the historical costs utilized in the comprehensive model and pattern of payment occurrence utilized in developing the estimate. In addition, the audit effort included the involvement of professionals with specialized skills and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
Our approach to addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. We tested the effectiveness of controls relating to liabilities for the costs of recalls and other safety measures, including controls related to the determination of significant assumptions and data used to calculate the liability determined comprehensively. Our procedures also included, among others: 1) testing management’s process for estimating the liabilities, including evaluating the reasonableness of significant assumptions; and 2) testing of the completeness and accuracy of the data used in the estimate. We also utilized professionals with specialized skills and knowledge to assist us in testing the liability by developing an independent range of reasonable estimated loss based on the Company’s data and independently developed assumptions.
Allowance for Credit Losses—Retail finance receivables
As described in Notes 2, 6, and 10 to the consolidated financial statements, the Company estimates and records an allowance for credit losses for its retail finance receivables by applying reserve rates to such receivables. Reserve rates are estimated primarily based on historical loss experience, current economic events and conditions, and other pertinent factors. As of March 31, 2020, ¥151,490 million of the allowance for credit losses corresponding to ¥12,795,076 million of retail finance receivables was recorded in the consolidated financial statements. Retail finance receivables and the allowance for credit losses within the United States represent a majority of the consolidated retail finance receivables and the associated allowance as of March 31, 2020.
The principal considerations for our determination that performing procedures relating to the allowance for credit losses for retail finance receivables is a critical audit matter are 1) there was a significant amount of judgment required by management when developing assumptions used in the determination of the allowance for credit losses based on historical loss experience, current economic events and conditions, and other pertinent factors which in turn led to a high degree of auditor judgement and subjectivity in performing procedures to evaluate management’s significant assumptions; 2) there was a high level of complexity in assessing audit evidence related to management’s estimate. In addition, the audit effort included the involvement of professionals with specialized skills and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
Our approach to addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. We tested the effectiveness of controls over the Company’s allowance for credit losses for retail finance receivables, including controls over historical loss experience and data supporting the assumptions used to determine the allowance. Our procedures included, among others, testing management’s process for estimating the allowance, including evaluating the reasonableness of assumptions based on the historical loss experience, current economic events and conditions, and other pertinent factors. We also used professionals with specialized skills and knowledge to assist us in evaluating the reasonableness of assumptions utilized by management.
/s/ PricewaterhouseCoopers Aarata LLC
Nagoya, Japan
June 24, 2020
We have served as the Company’s auditor since 2006.

TOYOTA MOTOR CORPORATION
CONSOLIDATED BALANCE SHEETS

	Yen in millions
	March 31,
	2019	2020
Assets
Current assets
Cash and cash equivalents	3,574,704	4,190,518
Time deposits	1,126,352	828,220
Marketable securities *1	1,127,160	678,731
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥16,370 million in 2019 and ¥23,944 million in 2020	2,372,734	2,094,894
Finance receivables, net	6,647,771	6,614,171
Other receivables	568,156	564,854
Inventories	2,656,396	2,434,918
Prepaid expenses and other current assets	805,964	1,236,225

Total current assets	18,879,237	18,642,531

Noncurrent finance receivables, net	10,281,118	10,423,858

Investments and other assets
Marketable securities and other securities investments *1	7,479,926	7,348,651
Affiliated companies	3,313,723	4,123,453
Employees receivables	21,683	21,484
Other	1,275,768	1,518,934

Total investments and other assets	12,091,100	13,012,522

Property, plant and equipment
Land	1,386,308	1,346,988
Buildings	4,802,175	4,730,783
Machinery and equipment	11,857,425	11,939,121
Vehicles and equipment on operating leases	6,139,163	5,929,233
Construction in progress	651,713	510,963

Total property, plant and equipment, at cost	24,836,784	24,457,088
Less - Accumulated depreciation	(14,151,290)	(13,855,563)

Total property, plant and equipment, net	10,685,494	10,601,525

Total assets	51,936,949	52,680,436

The accompanying notes are an integral part of these consolidated financial statements.
F-
4

TOYOTA MOTOR CORPORATION
CONSOLIDATED BALANCE SHEETS (CONTINUED)

	Yen in millions
	March 31,
	2019	2020
Liabilities
Current liabilities
Short-term borrowings	5,344,973	5,286,026
Current portion of long-term debt	4,254,260	4,574,045
Accounts payable	2,645,984	2,434,180
Other payables	1,102,802	1,020,270
Accrued expenses	3,222,446	2,926,052
Income taxes payable	320,998	218,117
Other current liabilities	1,335,475	1,443,687

Total current liabilities	18,226,938	17,902,377

Long-term liabilities
Long-term debt	10,550,945	10,692,898
Accrued pension and severance costs	963,406	978,626
Deferred income taxes	1,014,851	1,043,169
Other long-term liabilities	615,599	821,515

Total long-term liabilities	13,144,801	13,536,208

Total liabilities	31,371,739	31,438,585

Mezzanine equity
Model AA Class Shares, no par value, *2	498,073	504,169
authorized: 150,000,000 shares in 2019 and 2020; issued: 47,100,000 shares in 2019 and 2020

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value, *2 authorized: 10,000,000,000 shares in 2019 and 2020; issued: 3,262,997,492 shares in 2019 and 2020	397,050	397,050
Additional paid-in capital	487,162	489,334
Retained earnings	21,987,515	23,427,613
Accumulated other comprehensive income (loss)	(916,650)	(1,166,273)
Treasury stock, at cost, 430,558,325 shares in 2019 and 496,844,960 shares in 2020	(2,606,925)	(3,087,106)

Total Toyota Motor Corporation shareholders’ equity	19,348,152	20,060,618

Noncontrolling interests	718,985	677,064

Total shareholders’ equity	20,067,137	20,737,682

Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	51,936,949	52,680,436

*1:
Marketable securities and Marketable securities and other securities investments for the fiscal year ended March 31, 2020 include securities loaned of ¥156,051 million and ¥2,061,295 million, respectively.

*2:	The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

The accompanying notes are an integral part of these consolidated financial statements.
F-
5

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	For the years ended March 31,
	2018	2019	2020
Net revenues
Sales of products	27,420,276	28,105,338	27,759,749
Financing operations	1,959,234	2,120,343	2,170,243

Total net revenues	29,379,510	30,225,681	29,929,992

Costs and expenses
Cost of products sold	22,600,474	23,389,495	23,142,744
Cost of financing operations	1,288,679	1,392,290	1,379,620
Selling, general and administrative	3,090,495	2,976,351	2,964,759

Total costs and expenses	26,979,648	27,758,136	27,487,123

Operating income	2,399,862	2,467,545	2,442,869

Other income (expense)
Interest and dividend income	179,541	225,495	232,870
Interest expense	(27,586)	(28,078)	(32,217)
Foreign exchange gain (loss) , net	22,664	12,400	(79,020)
Unrealized gains (losses) on equity securities	—	(341,054)	(24,600)
Other income (loss), net	45,948	(50,843)	14,705

Total other income (expense)	220,567	(182,080)	111,738

Income before income taxes and equity in earnings of affiliated companies	2,620,429	2,285,465	2,554,607

Provision for income taxes	504,406	659,944	683,430
Equity in earnings of affiliated companies	470,083	360,066	271,152

Net income	2,586,106	1,985,587	2,142,329

Less - Net income attributable to noncontrolling interests	(92,123)	(102,714)	(66,146)

Net income attributable to Toyota Motor Corporation	2,493,983	1,882,873	2,076,183

Note: Net income attributable to common shareholders for the fiscal year ended March 31, 2018, 2019 and 2020 is ¥2,481,692 million, ¥1,868,085 million and ¥2,058,899 million, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of ¥12,291 million, ¥14,788 million and ¥17,284 million, respectively, from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
- Basic	842.00	650.55	735.61

- Diluted	832.78	645.11	729.50

The accompanying notes are an integral part of these consolidated financial statements.
F-
6

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Yen in millions
	For the years ended March 31,
	2018	2019	2020
Net income	2,586,106	1,985,587	2,142,329
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(120,606)	27,016	(333,854)
Unrealized gains (losses) on securities	(94,559)	(21,165)	118,363
Pension liability adjustments	22,315	(54,836)	(60,196)

Total other comprehensive income (loss)	(192,850)	(48,985)	(275,687)

Comprehensive income	2,393,256	1,936,602	1,866,642

Less - Comprehensive income attributable to noncontrolling interests	(93,096)	(96,458)	(45,878)

Comprehensive income attributable to Toyota Motor Corporation	2,300,160	1,840,144	1,820,764

The accompanying notes are an integral part of these consolidated financial statements.
F-
7

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
F-
8

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2019	397,050	487,162	21,987,515	(916,650)	(2,606,925)	19,348,152	718,985	20,067,137

Equity transaction with noncontrolling interests and other		(1,881)		5,796		3,915	(32,854)	(28,939)
Comprehensive income
Net income			2,076,183			2,076,183	66,146	2,142,329
Other comprehensive income (loss)
Foreign currency translation adjustments				(313,186)		(313,186)	(20,668)	(333,854)
Unrealized gains (losses) on securities				118,403		118,403	(40)	118,363
Pension liability adjustments				(60,636)		(60,636)	440	(60,196)

Total comprehensive income						1,820,764	45,878	1,866,642

Accretion to Mezzanine equity			(4,850)			(4,850)		(4,850)
Dividends to Toyota Motor Corporation class shareholders			(12,434)			(12,434)		(12,434)
Dividends paid to Toyota Motor Corporation common shareholders			(618,801)			(618,801)		(618,801)
Dividends paid to noncontrolling interests							(54,945)	(54,945)
Repurchase of treasury stock					(500,309)	(500,309)		(500,309)
Reissuance of treasury stock		4,053			20,128	24,181		24,181

Balances at March 31, 2020	397,050	489,334	23,427,613	(1,166,273)	(3,087,106)	20,060,618	677,064	20,737,682

The accompanying notes are an integral part of these consolidated financial statements.
F-
9

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	For the years ended March 31,
	2018	2019	2020
Cash flows from operating activities
Net income	2,586,106	1,985,587	2,142,329
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,734,033	1,792,375	1,605,383
Provision (reversal) for doubtful accounts and credit losses	76,069	80,065	142,982
Pension and severance costs, less payments	4,286	31,645	15,699
Losses on disposal of fixed assets	35,289	35,902	56,913
Unrealized losses (gains) on securities	846	339,472	20,082
Deferred income taxes	(237,961)	(86,594)	192,147
Equity in earnings of affiliated companies	(470,083)	(360,066)	(271,152)
Changes in operating assets and liabilities, and other
(Increase) decrease in accounts and notes receivable	(105,435)	(246,845)	248,895
Increase in inventories	(171,148)	(166,902)	(114,096)
Increase in other current assets	(149,463)	(102,472)	(447,598)
Increase (decrease) in accounts payable	46,648	94,887	(76,410)
Increase (decrease) in accrued income taxes	238,753	(141,329)	(101,739)
Increase in other current liabilities	211,452	351,122	40,402
Other	423,736	159,750	136,806

Net cash provided by operating activities	4,223,128	3,766,597	3,590,643

Cash flows from investing activities
Additions to finance receivables	(15,058,516)	(15,884,610)	(16,896,588)
Collection of finance receivables	14,013,204	14,834,709	15,641,681
Proceeds from sales of finance receivables	33,108	24,394	25,781
Additions to fixed assets excluding equipment leased to others	(1,291,117)	(1,452,725)	(1,407,832)
Additions to equipment leased to others	(2,307,590)	(2,286,162)	(2,187,299)
Proceeds from sales of fixed assets excluding equipment leased to others	71,820	65,437	48,751
Proceeds from sales of equipment leased to others	1,211,272	1,385,074	1,391,215
Purchases of marketable securities and security investments	(3,052,916)	(1,840,355)	(2,413,087)
Proceeds from sales of marketable securities and security investments	275,574	1,134,127	1,146,444
Proceeds upon maturity of marketable securities and security investments	2,247,964	1,564,671	1,223,962
Payment for additional investments in affiliated companies, net of cash acquired	(576)	5,010	(14,763)
Changes in investments and other assets, and other	197,681	(246,811)	290,874

Net cash used in investing activities	(3,660,092)	(2,697,241)	(3,150,861)

Cash flows from financing activities
Proceeds from issuance of long-term debt	4,793,939	5,000,921	5,691,499
Payments of long-term debt	(4,452,338)	(4,442,232)	(4,424,923)
Increase in short-term borrowings	347,738	164,282	291,623
Dividends paid to Toyota Motor Corporation class shareholders	(6,194)	(8,690)	(11,186)
Dividends paid to Toyota Motor Corporation common shareholders	(620,698)	(636,116)	(618,801)
Dividends paid to noncontrolling interests	(63,764)	(69,367)	(54,945)
Reissuance (repurchase) of treasury stock	(447,818)	(549,637)	(476,129)

Net cash provided by (used in) financing activities	(449,135)	(540,839)	397,138

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(43,588)	(41,641)	(131,245)
Net increase in cash and cash equivalents and restricted cash and cash equivalents	70,313	486,876	705,675
Cash and cash equivalents and restricted cash and cash equivalents at beginning of year	3,149,326	3,219,639	3,706,515

Cash and cash equivalents and restricted cash and cash equivalents at end of year	3,219,639	3,706,515	4,412,190

Cash and cash equivalents and restricted cash and cash equivalents for the fiscal year ended March 31, 2020 include restricted cash and cash equivalents of

¥
131,811 million and

¥
221,672 million at the beginning of the year and the end of the year, respectively. Restricted cash and cash equivalents were included in Prepaid expenses and other current assets in the consolidated balance sheets.
The accompanying notes are an integral part of these consolidated financial statements.
F-
10

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
Other costs -
Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥509,653 million, ¥490,093 million and ¥470,849 million for the years ended March 31, 2018, 2019 and 2020, respectively.
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
Research and development costs are expensed as incurred. Research and development costs were ¥1,064,269 million, ¥1,048,882 million and ¥1,110,369 million for the years ended March 31, 2018, 2019 and 2020, respectively.
Restricted cash and cash equivalents-
Cash and cash equivalents include all highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

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
Toyota classifies finance lease receivables portfolio segment into one class based on common risk characteristics associated with the underlying finance receivables and the similarity of the credit risks
Wholesale and other dealer loan receivables portfolio segment -
Toyota provides wholesale financing to qualified dealers to finance inventories. Toyota acquires security interests in vehicles financed at wholesale. In cases where additional security interests would be required, Toyota takes dealership assets or personal assets, or both, as additional security. If a dealer defaults, Toyota has the right to liquidate any assets acquired and seek legal remedies.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
As of March 31, 2019 and 2020, finance receivables on nonaccrual status are as follows:

	Yen in millions
	March 31,
	2019	2020
Retail	9,401	10,434
Finance leases	2,431	3,300
Wholesale	18,217	13,023
Real estate	18,281	10,703
Working capital	—	7,712

	48,330	45,172

As of March 31, 2019 and 2020, finance receivables 90 days or more past due and accruing are as follows:

	Yen in millions
	March 31,
	2019	2020
Retail	28,438	37,709
Finance leases	3,821	5,161

	32,259	42,870

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
first-out”
(“LIFO”) basis. Inventories valued on the LIFO basis totaled ¥470,208 million and ¥291,639 million at March 31, 2019 and 2020, respectively. Had the
“first-in,
first-out”
basis been used for those companies using the LIFO basis, inventories would have been ¥25,302 million and ¥21,194 million higher than reported at March 31, 2019 and 2020, respectively.
Property, plant and equipment -
Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and equipment is computed on the straight-line method at rates based on estimated useful lives of the respective assets according to general class, type of construction and use. The estimated useful lives range from 2 to 65 years for buildings and from 2 to 20 years for machinery and equipment.
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

Leases -
At the inception of a contract Toyota assesses whether the contract is, or contains, a lease.
Lessee -
Toyota recognizes a right of use asset and a lease liability at the lease
commencement date, for finance leases and operating leases. After the commencement date for finance leases, Toyota applies a cost model and subsequently depreciates the right of use asset using the straight-line method from the commencement date to the earlier of the end of the useful life of the right of use asset or the end of the lease term. Operating lease expenses are recognized on a straight-line basis over the lease term after the commencement date. Lease liabilities are measured at amortized cost using the effective interest method. Toyota uses its incremental borrowing rate as of the commencement date as a discount rate to measure lease liabilities. Many lease contracts relating to land and buildings entered by Toyota include extension options that can be exercisable by Toyota for various purposes such as to ensure the business flexibility. Toyota assesses whether it is reasonably certain to exercise an extension option, and if it assesses it to be reasonably certain, the extension option is included in the lease term.
Toyota recognizes lease payments associated with lease terms of 12 months or less as an expense on a straight-line basis over the lease term.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Lessor -
With respect to lessor lease transactions, Toyota determines at the commencement of the lease whether each lease is a finance lease or operating lease. A lease is classified as a finance lease if it transfers substantially all of the risks and rewards incidental to the ownership of an underlying asset. Otherwise leases are classified as operating leases. Toyota recognizes the operating lease payments in profit or loss on a straight-line basis over the lease term.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
Accounting changes -
Adoption of new accounting standard -
In February 2016, the Financial Accounting Standards Board (“FASB”) issued updated guidance for leases. This guidance requires lessees to recognize substantially all leases on their balance sheet as a right

of

use
asset

and a lease liability. Toyota adopted this
 guidance on April 1, 2019 using the modified retrospective method of

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
adoption and elected the transition method that allows for application of the standard at the adoption date. Additionally, Toyota elected the package of practical expedients of not reassessing lease classifications and others for lease contracts that expired or exist as of the adoption date. As a result of adoption, Toyota recognized an additional balance of ¥277,118 million as right

of

use
assets as of March 31, 2020, which is included in “Other” of “Investments and other assets” of Toyota’s consolidated balance sheet. Lease liabilities are included in “Other current liabilities” and “Other long-term liabilities,” and were ¥37,385 million and ¥239,623 million, respectively. See note 23 to the consolidated financial statements for the disclosure by adoption of this guidance.
In August 2017, the FASB issued updated guidance for hedge accounting. This guidance simplifies and expands the application of hedge accounting. Toyota adopted this guidance on April 1, 2019. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.
Change in depreciation method -
Toyota used the declining-balance method mainly for the parent company and Japanese subsidiaries, and the straight-line method for foreign subsidiary companies, regarding the depreciation method of property, plant and equipment. In recent years, Toyota has been strengthening competitiveness globally through the investments in areas such as the remodeling of cars by introducing a new platform and powertrain units, the improvement of technological capabilities and productivity, as well as the promotion of equipment versatility. In response to such recent changes, effective as of April 1, 2019, Toyota changed the depreciation method of the parent company and Japanese subsidiaries to the straight-line method because Toyota believes it better reflects the future economic benefit from the stable usage of property, plant and equipment. The impact of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification (ASC) 250 “Accounting Changes and Error Corrections”.
As a result of the change in depreciation method, depreciation expense for the fiscal year ended March 31, 2020 decreased by
¥
173,201 million. Net income attributable to Toyota Motor Corporation and basic net income attributable to Toyota Motor Corporation per common share for the fiscal year ended March 31, 2020 increased by
¥
117,001 million and
¥
41.80
,
 respectively.
Recent pronouncements to be adopted in future periods -
Toyota intends to replace the currently applied U.S.GAAP and voluntarily adopt IFRS for its consolidated financial statements in order to improve the international comparability of its financial information in the capital markets, among other reasons. The period for disclosure based on IFRS will begin with the first quarter of the fiscal year ending March 31, 2021.
As a result, recent pronouncements to be adopted in future period
s
under U.S.GAAP have been excluded from this disclosure.
Reclassifications -
Certain prior year amounts have been reclassified to conform to the presentations as of and for the year ended March 31, 2020.
3. Supplemental cash flow information:
Cash payments for income taxes were ¥500,214 million, ¥836,619 million and ¥752,205  million for the years ended March 31, 2018, 2019 and 2020, respectively. Interest payments during the years ended March 31, 2018, 2019 and 2020 were ¥422,720 million, ¥507,812 million and ¥529,555 million, respectively.
Finance lease obligations
of
¥4,467 million
 and
¥6,086 million
were incurred for the years ended March 31, 2018 and 2019, respectively. See note 23 to the consolidated financial statements for finance lease obligations for the year ended March 31, 2020.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
4. Acquisitions and dispositions:
The parent company and Panasonic established a new joint venture, Prime Life Technologies, related to a town development business. Prime Life Technologies became Toyota’s affiliated company, and THC as well as Misawa Homes became subsidiaries of Prime Life Technologies, causing THC and Misawa Homes to no longer be the parent company’s consolidated subsidiary companies.
Specifically, at the meeting of the Board of Directors held on May 9, 2019, the parent company resolved to conclude contracts aimed toward the establishment of Prime Life Technologies with Panasonic. On January 7, 2020, THC and Misawa Homes, each a subsidiary of Toyota, completed a share exchange in which THC became the wholly owning parent company and Misawa Homes became the wholly owned subsidiary company, pursuant to a share exchange agreement that was approved at the general meeting of shareholders of Misawa Homes on November 26, 2019. Also effective January 7, 2020, and pursuant to the share transfer plan that was approved at the general meeting of shareholders of THC on December 19, 2019, Toyota transferred all of the shares of THC common stock to Prime Life Technologies, causing it to become the wholly owning parent company of THC. THC then distributed all issued shares of Misawa Homes to Prime Life Technologies as a dividend of surplus, as approved at the general meeting of shareholders of THC on January 7, 2020, with Prime Life Technologies thereby becoming the wholly owning parent company of THC and Misawa Homes.
Gains or losses realized from these transactions are not material.
In addition to the above, Toyota made several acquisitions and dispositions during the years ended March 31, 2018, 2019 and 2020, however the assets and liabilities acquired or transferred were not material.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2020
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Public and corporate bonds	5,237,131	196,260	22,092	5,411,299
Other	313,014	9,651	3,416	319,249

Total	5,550,145	205,911	25,508	5,730,548

Securities not practicable to determine fair value
Public and corporate bonds	36,551

Public and corporate bonds include government bonds, and “Other” includes investment trusts.
Unrealized losses continuing over a 12 month period or more in the aggregate were not material as of March 31, 2019 and 2020.
As of March 31, 2019 and 2020, maturities of public and corporate bonds included in available-for-sale
are mainly from 1 to 10 years.
Proceeds from sales of available-for-sale securities was ¥248,046 million for the year ended March 31, 2018. On those sales, gross realized gains was ¥7,684 million and gross realized losses was ¥278 million.
During the year ended March 31, 2018, Toyota recognized impairment losses on available-for-sale securities of ¥846 million, which was included in “Other income (loss), net” and other in the accompanying consolidated statements of income.
As of March 31, 2019 and 2020, the carrying amount of equity securities with readily determinable fair values were ¥2,154,951 million
and
¥1,895,690 million, respectively.
Gain and losses related to equity securities are as follows:

	Yen in millions
	For the years ended March 31,
	2019	2020
Net gains (losses) recognized on equity securities	(334,636)	(3,837)
Less: Net gains (losses) recognized on equity securities sold	4,836	16,245

Unrealized gains (losses) on equity securities	(339,472)	(20,082)
Toyota did not recognize any material impairment or other adjustments on equity securities without readily determinable fair values for the years ended March 31, 2019 and 2020. As of March 31, 2019 and 2020, the carrying amount of equity securities without readily determinable fair values were ¥279,178 and ¥364,593 million, respectively.
F-
22

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
6. Finance receivables:
Finance receivables consist of the following:

	Yen in millions
	March 31,
	2019	2020
Retail	12,768,305	12,795,076
Finance leases	1,636,536	1,691,371
Wholesale and other dealer loans	3,489,757	3,479,613

	17,894,598	17,966,060
Deferred origination costs	204,304	221,200
Unearned income	(986,928)	(919,053)
Allowance for credit losses
Retail	(117,594)	(151,490)
Finance leases	(26,483)	(30,899)
Wholesale and other dealer loans	(39,008)	(47,789)

Total allowance for credit losses	(183,085)	(230,178)

Total finance receivables, net	16,928,889	17,038,029
Less - Current portion	(6,647,771)	(6,614,171)

Noncurrent finance receivables, net	10,281,118	10,423,858

Finance receivables were geographically distributed as follows: in North America 55.2%, in Asia 13.0%, in Europe 12.3%, in Japan 8.2% and in Other 11.3% as of March 31, 2019, and in North America 55.8%, in Asia 13.0%, in Europe 12.6%, in Japan 8.8% and in Other 9.8% as of March 31, 2020.
The contractual maturities of retail receivables, the future minimum lease payments on finance leases and the contractual maturities of wholesale and other dealer loans at March 31, 2020 are summarized as follows:

	Yen in millions
Years ending March 31,	Retail	Finance leases	Wholesale and other dealer loans
2021	4,027,784	446,901	2,476,011
2022	3,034,099	335,850	308,745
2023	2,476,975	247,378	197,597
2024	1,749,643	134,481	157,317
2025	964,212	48,912	107,152
Thereafter	542,363	8,801	232,791

	12,795,076	1,222,323	3,479,613

F-
23

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Finance leases consist of the following:

	Yen in millions
	March 31,
	2019	2020
Minimum lease payments	1,158,242	1,222,323
Estimated unguaranteed residual values	478,294	469,048

	1,636,536	1,691,371
Deferred origination costs	11,929	12,349
Less - Unearned income	(143,838)	(146,087)
Less - Allowance for credit losses	(26,483)	(30,898)

Finance leases, net	1,478,144	1,526,735

Toyota is exposed to credit risk on Toyota’s finance receivables. Credit risk is the risk of loss arising from the failure of customers or dealers to meet the terms of their contracts with Toyota or otherwise fail to perform as agreed. Toyota estimates allowance for credit losses by variety of credit-risk evaluation process to cover probable and estimable losses above.
The table below shows the amount of the finance receivables segregated into aging categories based on the number of days outstanding as of March 31, 2019 and 2020:

	Yen in millions
	March 31, 2019
	Retail	Finance leases	Wholesale	Real estate	Working capital
Current	12,554,265	1,625,893	1,806,305	873,427	808,755
30-59 days past due	141,111	4,972	191	—	—
60-89 days past due	35,090	1,396	100	—	—
90 days or greater past due	37,839	4,275	393	106	480

Total	12,768,305	1,636,536	1,806,989	873,533	809,235

	Yen in millions
	March 31, 2020
	Retail	Finance leases	Wholesale	Real estate	Working capital
Current	12,525,020	1,675,523	1,642,637	857,407	967,105
30-59 days past due	176,991	7,670	2,008	47	—
60-89 days past due	44,922	2,426	1,132	43	—
90 days or greater past due	48,143	5,752	9,011	196	27

Total	12,795,076	1,691,371	1,654,788	857,693	967,132

The tables below show the recorded investment for credit quality of the finance receivable within the wholesale and other dealer loan receivables portfolio segment as of March 31, 2019 and 2020:
The wholesale and other dealer loan receivables portfolio segment is primarily segregated into credit qualities below based on internal risk assessments by dealers.
F-
24

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Performing: Account not classified as either Credit Watch, At Risk or Default
Credit Watch: Account designated for elevated attention
At Risk:	Account where there is an increased likelihood that default may exist based on qualitative and quantitative factors
Default:	Account is not currently meeting contractual obligations or we have temporarily waived certain contractual requirements

	Yen in millions
	March 31, 2019
	Wholesale	Real estate	Working capital	Total
Performing	1,566,475	743,379	789,948	3,099,802
Credit Watch	156,740	81,848	8,610	247,198
At Risk	58,550	45,564	10,189	114,303
Default	25,224	2,742	488	28,454

Total	1,806,989	873,533	809,235	3,489,757

	Yen in millions
	March 31, 2020
	Wholesale	Real estate	Working capital	Total
Performing	1,441,320	729,474	931,420	3,102,214
Credit Watch	133,892	82,322	22,293	238,507
At Risk	54,251	37,379	13,332	104,962
Default	25,325	8,518	87	33,930

Total	1,654,788	857,693	967,132	3,479,613

F-
25

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The tables below summarize information about impaired finance receivables:

	Yen in millions
	Recorded investment		Unpaid principal balance		Individually evaluated allowance
	March 31,		March 31,		March 31,
	2019	2020	2019	2020	2019	2020
Impaired account balances individually evaluated for impairment with an allowance:
Wholesale	18,187	11,687	18,187	11,687	3,141	2,005
Real estate	10,545	7,948	10,545	7,948	1,280	1,003
Working capital	7,451	10,040	7,451	10,040	6,670	4,163

Total	36,183	29,675	36,183	29,675	11,091	7,171

Impaired account balances individually evaluated for impairment without an allowance:
Wholesale	14,429	10,121	14,429	10,121
Real estate	16,870	16,157	16,870	16,157
Working capital	2,220	2,068	2,220	2,068

Total	33,519	28,346	33,519	28,346

Impaired account balances aggregated and evaluated for impairment:
Retail	29,537	30,753	28,788	30,109
Finance leases	99	103	75	42

Total	29,636	30,856	28,863	30,151

Total impaired account balances:
Retail	29,537	30,753	28,788	30,109
Finance leases	99	103	75	42
Wholesale	32,616	21,808	32,616	21,808
Real estate	27,415	24,105	27,415	24,105
Working capital	9,671	12,108	9,671	12,108

Total	99,338	88,877	98,565	88,172

The amount of finance receivables modified as a troubled debt restructuring for the year ended March 31, 2020 was not significant for all classes of finance receivables. Finance receivables modified as troubled debt restructurings for the year ended March 31, 2020 and for which there was a payment default were not significant for all classes of such receivables.
7. Other receivables:
Other receivables relate to arrangements with certain component manufacturers whereby Toyota procures inventory for these component manufactures and is reimbursed for the related purchases.
F-
26

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
8. Inventories:
Inventories consist of the following:

	Yen in millions
	March 31,
	2019	2020
Finished goods	1,746,159	1,517,173
Raw materials	475,504	485,069
Work in process	324,921	315,139
Supplies and other	109,812	117,537

Total	2,656,396	2,434,918

9. Vehicles and equipment on operating leases: Vehicles and equipment on operating leases consist of the following:

	Yen in millions
	March 31,
	2019	2020
Vehicles	6,383,788	6,153,695
Equipment	14,499	17,148
Less - Deferred income and other	(259,124)	(241,610)

	6,139,163	5,929,233
Less - Accumulated depreciation	(1,428,779)	(1,374,172)
Less - Allowance for credit losses	(13,314)	(12,171)

Vehicles and equipment on operating leases, net	4,697,070	4,542,890

Rental income from vehicles and equipment on operating leases was ¥927,443 million, ¥959,497 million and ¥945,091 million for the years ended March 31, 2018, 2019 and 2020, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

Years ending March 31,	Yen in millions
2021	802,119
2022	531,098
2023	241,462
2024	59,415
2025	13,455
Thereafter	6,195

Total minimum future rentals	1,653,744

The future minimum rentals as shown above should not be considered indicative of future cash collections.
F-
27

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
10. Allowance for doubtful accounts and credit losses:
The net changes in the allowance for doubtful accounts relating to trade accounts and notes receivable for the years ended March 31, 2018, 2019 and 2020 are as follows:

	Yen in millions
	For the years ended March 31,
	2018	2019	2020
Allowance for doubtful accounts at beginning of year	100,712	98,590	90,373
Provision for doubtful accounts, net of reversal	(74)	(1,375)	5,689
Write-offs	(2,374)	(2,472)	(2,691)
Other	326	(4,370)	(3,019)

Allowance for doubtful accounts at end of year	98,590	90,373	90,352

“Other” includes the impact of currency translation adjustments for the years ended March 31, 2018, 2019 and 2020.
A portion of the allowance for doubtful accounts balance at March 31, 2019 and 2020 totaling ¥74,003 million and ¥66,408 million, respectively, is attributed to certain non-current
receivable balances which are reported as “Other” assets in the consolidated balance sheets.
The net changes in the allowance for credit losses relating to finance receivables and vehicles and equipment on operating leases for the years ended March 31, 2018, 2019 and 2020 are as follows:

	Yen in millions
	For the years ended March 31,
	2018	2019	2020
Allowance for credit losses at beginning of year	178,101	184,087	196,399
Provision for credit losses, net of reversal	76,143	81,440	137,293
Charge-offs	(96,444)	(91,698)	(98,352)
Recoveries	25,344	26,178	25,578
Other	943	(3,608)	(18,569)

Allowance for credit losses at end of year	184,087	196,399	242,349

“Other” primarily includes the impact of currency translation adjustments for the years ended March 31, 2018, 2019 and 2020.
F-
28

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The net changes in the allowance for credit losses above relating to retail receivables portfolio segment, finance lease receivables portfolio segment and wholesale and other dealer loan receivables portfolio segment for the years ended March 31, 2018, 2019 and 2020 are as follows:

	Yen in millions
	For the year ended March 31, 2018
	Retail	Finance leases	Wholesale and other dealer loans
Allowance for credit losses at beginning of year	104,354	23,962	30,896
Provision for credit losses, net of reversal	52,891	7,115	6,497
Charge-offs	(74,868)	(2,708)	(823)
Recoveries	20,511	315	59
Other	569	133	171

Allowance for credit losses at end of year	103,457	28,817	36,800

	Yen in millions
	For the year ended March 31, 2019
	Retail	Finance leases	Wholesale and other dealer loans
Allowance for credit losses at beginning of year	103,457	28,817	36,800
Provision for credit losses, net of reversal	68,470	710	3,990
Charge-offs	(72,657)	(2,903)	(1,111)
Recoveries	20,485	345	45
Other	(2,161)	(486)	(716)

Allowance for credit losses at end of year	117,594	26,483	39,008

	Yen in millions
	For the year ended March 31, 2020
	Retail	Finance leases	Wholesale and other dealer loans
Allowance for credit losses at beginning of year	117,594	26,483	39,008
Provision for credit losses, net of reversal	107,784	9,716	12,544
Charge-offs	(82,613)	(3,267)	(105)
Recoveries	20,277	353	33
Other	(11,552)	(2,386)	(3,691)

Allowance for credit losses at end of year	151,490	30,899	47,789

F-
29

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
11. Affiliated companies and variable interest entities:
Investments in and transactions with affiliated companies -
Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions
	March 31,
	2019	2020
Current assets	13,555,478	16,551,569
Noncurrent assets	12,464,250	14,869,913

Total assets	26,019,728	31,421,482

Current liabilities	8,322,336	9,819,357
Long-term liabilities and noncontrolling interests	6,398,659	9,421,112
Affiliated companies accounted for by the equity method shareholders’ equity	11,298,733	12,181,013

Total liabilities and shareholders’ equity	26,019,728	31,421,482

Toyota’s share of affiliated companies accounted for by the equity method shareholders’ equity	3,313,703	4,090,790

Number of affiliated companies accounted for by the equity method at end of period	63	72

	Yen in millions
	For the years ended March 31,
	2018	2019	2020
Net revenues	30,680,535	32,200,711	35,340,807

Gross profit	4,065,344	4,070,621	4,315,967

Net income attributable to affiliated companies accounted for by the equity method	1,344,687	857,832	841,938

Equity in earnings of affiliated companies attributable to Toyota Motor Corporation	470,083	360,066	271,152

Entities comprising a significant portion of Toyota’s investment in affiliated companies and percentage of ownership are presented below:

	Percentage of ownership
	March 31,
Name of affiliated companies	2019	2020
Denso Corporation	24.5%	24.5%
Subaru Corporation	—	20.0%
Toyota Industries Corporation	24.9%	24.9%
Aisin Seiki Co., Ltd.	24.9%	24.9%
Toyota Tsusho Corporation	22.0%	22.0%
Certain affiliated companies accounted for by the equity method with carrying amounts of ¥2,430,251 million and ¥2,895,656 million at March 31, 2019 and 2020, respectively, were quoted on various established markets at an aggregate value of ¥2,513,886 million and ¥2,247,107 million, respectively. Toyota
F-
30

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
evaluated its investments in affiliated companies, considering the length of time and the extent to which the quoted market prices have been less than the carrying amounts, the financial condition and near-term prospects of the affiliated companies and Toyota’s ability and intent to retain those investments in the companies for a period of time. Toyota did not recognize any impairment loss for the years ended March 31, 2018, 2019 and 2020.
Account balances and transactions with affiliated companies are presented below:

	Yen in millions
	March 31,
	2019	2020
Trade accounts and notes receivable, and other receivables	362,831	357,849
Accounts payable and other payables	845,755	780,935

	Yen in millions
	For the years ended March 31,
	2018	2019	2020
Net revenues	2,004,632	2,213,236	2,423,338
Purchases	5,749,430	6,431,464	6,781,279
Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2018, 2019 and 2020 were ¥196,403 million, ¥204,322 million and ¥208,950 million, respectively.
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
Related to securitization transactions, ¥1,872,564 million and ¥1,906,256 million retail finance receivables, ¥609,694 million and ¥621,633 million vehicles on operating leases, ¥131,804 million and ¥140,750 million restricted cash and ¥1,893,073 million and ¥1,979,563 million secured debt were included in Toyota’s consolidated financial statements as of March 31, 2019 and 2020, respectively. The creditors of the VIEs do not have recourse to Toyota’s general credit with the exception of debts guaranteed by Toyota. Risks to which Toyota is exposed including credit, interest rate, and/or prepayment risks are not incremental compared with the situation before Toyota enters into securitization transactions
.
F-
31

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Toyota has variable interests in investment trusts that are VIEs and debt securities issued by a VIE. With respect to some of the investment trusts, Toyota has both the obligation to absorb losses of or the right to receive benefits from the VIEs that could potentially be significant to the VIEs and the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance through the asset manager. As a result, Toyota is considered the primary beneficiary of the VIEs and therefore consolidates the VIEs. Related to such investment trusts, ¥2,790,679 million and ¥2,767,681 million marketable securities and other securities investments were included in Toyota’s consolidated financial statements as of March 31, 2019 and 2020.
As for other VIEs, Toyota determined that it was not the primary beneficiary due to lack of the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and, therefore, does not consolidate the VIEs. The investments are held at fair value and are included in “Marketable securities and other securities investments” in the accompanying consolidated balance sheets. The maximum exposure to loss is limited to the carrying value of its investment. The carrying value of the trusts totaled ¥22,001 million and
¥16,622
million as of March 31, 2019 and 2020, respectively. The carrying value of the debt securities totaled
¥351,945
million and
¥748,131
million as of March 31, 2019 and 2020, respectively. Toyota does not provide support that is not contractually required to the investments.
As for VIEs other than those specified above, neither the aggregate size nor Toyota’s involvements are material to Toyota’s consolidated financial statements.
12. Short-term borrowings and long-term debt:
Short-term borrowings at March 31, 2019 and 2020 consist of the following:

	Yen in millions
	March 31,
	2019	2020
Loans, principally from banks, with a weighted-average interest at March 31, 2019 and March 31, 2020 of 2.11% and of 2.03% per annum, respectively	1,468,430	1,179,230
Commercial paper with a weighted-average interest at March 31, 2019 and March 31, 2020 of 2.28% and of 1.50% per annum, respectively	3,876,544	4,106,796

	5,344,973	5,286,026

As of March 31, 2020, Toyota has unused short-term lines of credit amounting to ¥1,861,792 million of which ¥374,273 million related to commercial paper programs. Under these programs, Toyota is authorized to obtain short-term
financing at prevailing interest rates for periods not in excess of 360 days.
F-
32

TOYOTA
MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Long-term debt at March 31, 2019 and 2020 comprises the following:

	Yen in millions
	March 31,
	2019	2020
Unsecured loans, representing obligations principally to banks, due 2019 to 2041 in 2019 and due 2020 to 2041 in 2020 with a weighted-average interest at March 31, 2019 and March 31, 2020 of 2.78% and of 2.37% per annum, respectively	3,441,336	3,713,541
Secured loans, representing obligations principally to finance receivables securitization due 2019 to 2026 in 2019 and due 2020 to 2034 in 2020 with a weighted-average interest at March 31, 2019 and March 31, 2020 of 2.47% and of 1.98% per annum, respectively	1,840,204	1,983,976
Medium-term notes of consolidated subsidiaries, due 2019 to 2048 in 2019 and due 2020 to 2048 in 2020 with a weighted-average interest at March 31, 2019 and March 31, 2020 of 2.46% and of 2.05% per annum, respectively	7,372,550	7,442,590
Unsecured notes of parent company, due 2019 to 2037 in 2019 and due 2020 to 2037 in 2020 with a weighted-average interest at March 31, 2019 and March 31, 2020 of 1.84% and of 1.85% per annum, respectively	511,980	650,905
Unsecured notes of consolidated subsidiaries, due 2019 to 2031 in 2019 and due 2020 to 2031 in 2020 with a weighted-average interest at March 31, 2019 and March 31, 2020 of 2.12% and of 1.70% per annum, respectively	1,566,994	1,412,368
Secured notes of consolidated subsidiaries, due 2019 to 2022 in 2019 and due 2020 to 2023 in 2020 with a weighted-average interest at March 31, 2019 and March 31, 2020 of 7.78% and of 7.52% per annum, respectively	53,120	34,626
Long-term finance lease obligations, due 2019 to 2035 in 2019 and due 2020 to 2049 in 2020 with inter e st ranging from 0.12% to 14.73% per annum in 2019 and from 0.01% to 14.73% per annum in 2020	19,021	28,937

	14,805,205	15,266,943
Less - Current portion due within one year	(4,254,260)	(4,574,045)

	10,550,945	10,692,898

As of March 31, 2020, approximately 48%, 13%, 11%, 7%, 5% and 16% of long-term debt are denominated in U.S. dollars, euros, Japanese yen, Australian dollars,
Thai baht

and other currencies, respectively.
As of March 31, 2020, property, plant and equipment with a book value of ¥644,368 million and other assets aggregating ¥2,010,548 million were pledged as collateral mainly for certain debt obligations of subsidiaries. These other assets principally consist of securitized finance receivables.
The aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Years ending March 31,	Yen in millions
2021	4,574,045
2022	3,692,634
2023	3,014,979
2024	1,575,717
2025	1,210,354

F-
33

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Standard agreements with certain banks include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks. During the year ended March 31, 2020, Toyota has not received any significant requests from these banks.
As of March 31, 2020, Toyota has unused long-term lines of credit amounting to ¥5,345,718 million.
Interest expense during the years ended March 31, 2018, 2019 and 2020 were ¥415,094 million, ¥499,871 million and ¥512,677 million, respectively. Interest expense related to the financial services business is included in “Cost of financing operations” in the accompanying consolidated statements of income.
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
The net changes in liabilities for quality assurances above for the years ended March 31, 2018, 2019 and 2020 consist of the following:

	Yen in millions
	For the years ended March 31,
	2018	2019	2020
Liabilities for quality assurances at beginning of year	1,696,938	1,702,312	1,769,275
Payments made during year	(586,943)	(489,461)	(490,117)
Provision for quality assurances	649,377	565,012	314,494
Changes relating to pre-existing quality assurances	(56,769)	(1,411)	(34,345)
Other	(291)	(7,177)	(6,194)

Liabilities for quality assurances at end of year	1,702,312	1,769,275	1,553,113

“Other” primarily includes the impact of currency translation adjustments and the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest.
F-
34

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The table below shows the net changes in liabilities for recalls and other safe ty
 measures which are compris
ed
 in liabilities for quality assurances above for the years ended March 31, 2018, 2019 and 2020.

	Yen in millions
	For the years ended March 31,
	2018	2019	2020
Liabilities for recalls and other safety measures at beginning of year	1,275,200	1,275,256	1,302,309
Payments made during year	(456,177)	(396,971)	(363,708)
Provision for recalls and other safety measures	454,391	428,613	169,134
Other	1,842	(4,589)	(3,024)

Liabilities for recalls and other safety measures at end of year	1,275,256	1,302,309	1,104,711

14. Other payables:
Other payables are mainly related to purchases of property, plant and equipment and non-manufacturing
purchases.
15. Income taxes:
The components of income before income taxes comprise the following:

	Yen in millions
	For the years ended March 31,
	2018	2019	2020
Income before income taxes:
Parent company and domestic subsidiaries	1,880,971	1,552,975	1,704,397
Foreign subsidiaries	739,458	732,490	850,210

	2,620,429	2,285,465	2,554,607

The provision for income taxes consists of the following:

	Yen in millions
	For the years ended March 31,
	2018	2019	2020
Current income tax expense:
Parent company and domestic subsidiaries	565,998	599,521	483,087
Foreign subsidiaries	176,369	147,017	8,196

Total current	742,367	746,538	491,283

Deferred income tax expense (benefit):
Parent company and domestic subsidiaries	45,097	(110,608)	45,739
Foreign subsidiaries	(283,058)	24,014	146,408

Total deferred	(237,961)	(86,594)	192,147

Total provision	504,406	659,944	683,430

F-
35

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Net deferred liabilities as of March 31, 201
8
decreased by ¥218,323 million and provision for income taxes for the year ended March 31, 201
8
decreased by ¥249,694 million, respectively, resulting from the Tax Cuts and Jobs Act of 201
7
of the United States.

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 31.1%, 30.9% and 30.9% for the years ended March 31, 2018, 2019 and 2020, respectively. The statutory tax rates in effect for the year in which the temporary differences are expected to reverse are used to calculate the tax effects of temporary differences which are expected to reverse in the future years. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the years ended March 31,
	2018	2019	2020
Statutory tax rate	31.1%	30.9%	30.9%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	0.4	0.4	0.4
Deferred tax liabilities on undistributed earnings of foreign subsidiaries	1.1	1.2	1.0
Deferred tax liabilities on undistributed earnings of affiliated companies accounted for by the equity method	3.8	3.1	1.7
Valuation allowance	(2.0)	0.2	0.5
Tax credits	(4.3)	(5.3)	(4.9)
The difference between the statutory tax rate in Japan and that of foreign subsidiaries	(1.5)	(2.3)	(2.7)
Unrecognized tax benefits adjustments	0.2	(0.1)	(0.4)
Revision to reduce deferred tax assets and liabilities at the fiscal year-end due to changes in tax rates	—	—	—
Effect of the Tax Cuts and Jobs Act of 2017 of the United States	(9.5)	—	—
Other	(0.1)	0.8	0.3

Effective income tax rate	19.2%	28.9%	26.8%

F-
36

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Significant components of deferred tax a
ss
ets and liabilities are as follows:

	Yen in millions
	March 31,
	2019	2020
Deferred tax assets
Accrued pension and severance costs	256,478	277,528
Accrued expenses and liabilities for quality assurances	664,950	601,108
Other accrued employees’ compensation	121,024	118,961
Operating loss carryforwards for tax purposes	364,220	55,918
Allowance for doubtful accounts and credit losses	69,049	73,620
Property, plant and equipment and other assets	266,866	282,136
Other	338,744	268,040

Gross deferred tax assets	2,081,331	1,677,311
Less - Valuation allowance	(93,599)	(110,642)

Total deferred tax assets	1,987,732	1,566,669

Deferred tax liabilities
Unrealized gains on securities, net	(493,052)	(421,846)
Undistributed earnings of foreign subsidiaries	(25,972)	(24,808)
Undistributed earnings of affiliated companies accounted for by the equity method	(836,860)	(952,660)
Basis difference of acquired assets	(29,116)	(29,756)
Lease transactions	(946,128)	(739,911)
Other	(169,583)	(86,072)

Gross deferred tax liabilities	(2,500,711)	(2,255,053)

Net deferred tax liability	(512,979)	(688,384)

The deferred tax assets and liabilities above that comprise the net deferred tax liability are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31,
	2019	2020
Deferred tax assets
Investments and other assets - Other	501,872	354,785
Deferred tax liabilities
Deferred income taxes (Long-term liabilities)	(1,014,851)	(1,043,169)

Net deferred tax liability	(512,979)	(688,384)

The factors used to assess the likelihood of realization of the deferred tax assets are the future reversal of existing taxable temporary differences, the future taxable income and available tax planning strategies that are prudent and feasible. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for deferred tax assets which are not more-
likely-than-not
to be realized.
F-
37

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The accounting for deferred tax assets represents Toyota’s current best estimate based on all available evidence. Unanticipated events or changes could result in re-evaluating
the realizability of deferred tax assets.
Operating loss carryforwards for tax purposes as of March 31, 2020 in Japan and foreign countries were ¥18,776 million and ¥402,628 million, respectively, and are available as an offset against future taxable income. The majority of these carryforwards in Japan and foreign countries expire in years 2021 to 2030 and expire in years 2021 to 2040, respectively. Tax credit carryforwards as of March 31, 2020 in Japan and foreign countries were ¥4,579 million and ¥67,098 million, respectively, and the majority of these carryforwards in Japan and foreign countries expire in years 2021 to 2023 and expire in years 2021 to 2040, respectively.
The valuation allowance mainly relates to deferred tax assets of operating loss and foreign tax credit carryforwards for tax purposes that are not more-likely-than-not
to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2018, 2019 and 2020 consist of the following:

	Yen in millions
	For the years ended March 31,
	2018	2019	2020
Valuation allowance at beginning of year	146,623	93,814	93,599
Additions	16,106	13,967	27,629
Deductions	(74,435)	(9,801)	(6,089)
Other	5,520	(4,381)	(4,497)

Valuation allowance at end of year	93,814	93,599	110,642

“Other” includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments during the years ended March 31, 2018, 2019 and 2020.
Because management intends to reinvest undistributed earnings of foreign subsidiaries to the extent not expected to be remitted in the foreseeable future, management has made no provision for income taxes on those undistributed earnings aggregating ¥4,205,058 million as of March 31, 2020. Toyota estimates an additional tax provision of ¥152,190 million would be required if the full amount of those undistributed earnings were remitted.
A summary of the gross unrecognized tax benefits changes for the years ended March 31, 2018, 2019 and 2020 is as follows:

	Yen in millions
	For the years ended March 31,
	2018	2019	2020
Balance at beginning of year	21,553	21,564	17,268
Additions based on tax positions related to the current year	612	1,212	2,199
Additions for tax positions of prior years	13,954	1,304	127
Reductions for tax positions of prior years	(13,217)	(819)	(9,586)
Reductions for tax positions related to lapse of statute of limitations	—	—	—
Reductions for settlements	(26)	(6,696)	(298)
Other	(1,312)	703	(1,363)

Balance at end of year	21,564	17,268	8,347

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was not material at March 31, 2018, 2019 and 2020, respectively. Toyota does not believe it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.
Interest and penalties related to income tax liabilities are included in “Other income (loss), net”. The amounts of interest and penalties accrued as of and recognized for the years ended March 31, 2018, 2019 and 2020, were not material.
Toyota remains subject to income tax examination for the tax returns related to the years beginning on and after April 1, 2013 and April 1, 2002, with various tax jurisdictions in Japan and foreign countries, respectively.
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
Unpaid dividends included in mezzanine equity as of March 31, 2019 and 2020 were ¥4,969 million and ¥6,217 million, respectively.
The difference between the issuance amount and initial carrying amount of the mezzanine equity is adjusted for accretion of the mezzanine equity over a period of time from the issuance date until the Class Shares can first be redeemed.
17. Shareholders’ equity:
Changes in the number of shares of common stock issued have resulted from the following:

	For the years ended March 31,
	2018	2019	2020
Common stock issued
Balance at beginning of year	3,262,997,492	3,262,997,492	3,262,997,492
Issuance during the year	—	—	—
Purchase and retirement	—	—	—

Balance at end of year	3,262,997,492	3,262,997,492	3,262,997,492

Annual dividends per common share were ¥220, ¥220 and ¥220 for the years ended March 31, 2018, 2019 and 2020, respectively.
The Companies Act provides that an amount equal to 10% of distributions from surplus paid by the parent company and its Japanese subsidiaries be appropriated as a capital reserve or a retained earnings reserve. No further appropriations are required when the total amount of the capital reserve and the retained earnings reserve reaches 25% of stated capital.
The retained earnings reserve included in retained earnings as of March 31, 2019 and 2020 were ¥198,605 million and ¥201,490 million, respectively. The Companies Act provides that the retained earnings reserve of the parent company and its Japanese subsidiaries is restricted and unable to be used for dividend payments, and is excluded from the calculation of the profit available for dividend.
The amounts of statutory retained earnings of the parent company available for dividend payments to shareholders were ¥9,958,581 million and ¥10,276,666 million as of March 31, 2019 and 2020, respectively. In accordance with customary practice in Japan, the distributions from surplus are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings at March 31, 2020 include amounts representing year-end
cash dividends of ¥331,938 million, ¥120 per common share, which were resolved at the Meeting of the Board of Directors held on May
12
, 2020.
Retained earnings at March 31, 2020 include ¥3,063,866 million relating to equity in undistributed earnings of affiliated companies accounted for by the equity method.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The repurchase, reissuance and retirement of treasury stock for the years ended March 31, 2018, 2019 and 2020 are as follows:
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
For the year ended March 31, 2020
Repurchase of treasury stock
Reason for repurchasing treasury stock -
The repurchase was made to return capital to shareholders in addition to promoting capital efficiency and agile capital policy in view of the business environment.
Details of matters relating to repurchase -

Number of common shares repurchased	69,532,900 shares
Total purchase price for repurchase of shares	¥500,139 million

Reissuance of treasury stock
Reason for reissuing treasury stock -
On May 9, 2019, the parent company resolved to conclude contracts aimed toward the establishment of a new joint venture, Prime Life Technologies, related to a town development business with Panasonic. Pursuant to these contracts, the parent company, THC and Misawa Homes conducted a share exchange in which common shares of Toyota were allotted in exchange for common shares of Misawa Homes so that THC, a consolidated subsidiary of the parent company, will become the wholly owning parent company resulting from the share exchange and Misawa Homes, a consolidated subsidiary of THC, will become the wholly owned subsidiary resulting from the share exchange.
Details of matters relating to reissuance -

Number of common shares reissued	3,269,500 shares
Amount of reissuance	¥24,181 million

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
18. Accumulated other comprehensive income:
Changes in accumulated other comprehensive income (loss) are as foll
o
ws:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
Balance at March 31, 2017	(560,108)	1,426,003	(224,973)	640,922
Other comprehensive income (loss) before reclassifications, net of taxes of ¥(3,624) million, ¥38,539 million, ¥(7,568) million and ¥27,347 million	(113,942)	(72,501)	15,814	(170,629)
Reclassifications, net of taxes of ¥— million, ¥9,729 million, ¥(2,500) million and ¥7,229 million	(6,664)	(22,058)	6,501	(22,221)

Other comprehensive income (loss), net of tax	(120,606)	(94,559)	22,315	(192,850)
Less - Other comprehensive income attributable to noncontrolling interests	1,629	(2,022)	(580)	(973)
Equity transaction with noncontrolling interests and other	—	162	(11,562)	(11,400)

Balance at March 31, 2018	(679,085)	1,329,584	(214,800)	435,699

Effect of change in accounting policy	105	(1,309,725)	—	(1,309,620)
Other comprehensive income (loss) before reclassifications, net of taxes of ¥8,703 million, ¥3,382 million, ¥25,795 million and ¥37,880 million	25,639	(6,139)	(62,288)	(42,788)
Reclassifications, net of taxes of ¥— million, ¥6,963 million, ¥(2,892) million and ¥4,071 million	1,377	(15,026)	7,452	(6,197)

Other comprehensive income (loss), net of tax	27,016	(21,165)	(54,836)	(48,985)
Less - Other comprehensive income attributable to noncontrolling interests	2,432	54	3,770	6,256

Balance at March 31, 2019	(649,532)	(1,252)	(265,866)	(916,650)
Other comprehensive income (loss) before reclassifications, net of taxes of ¥1,865 million, ¥(50,969) million, ¥26,259 million and ¥(22,845) million	(333,854)	113,978	(66,203)	(286,079)
Reclassifications, net of taxes of ¥— million, ¥(1,960) million, ¥(2,400) million and ¥(4,360) million	—	4,385	6,007	10,392

Other comprehensive income (loss), net of tax	(333,854)	118,363	(60,196)	(275,687)
Less - Other comprehensive income attributable to noncontrolling interests	20,668	40	(440)	20,268
Equity transaction with noncontrolling interests and other	3,432	(124)	2,488	5,796

Balance at March 31, 2020	(959,286)	117,027	(324,014)	(1,166,273)

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Reclassifications for the years ended March 31, 2018, 2019 and 2020 consist of the following:

	Yen in millions
	For the years ended March 31,			Affected line items in the consolidated statements of income
	2018	2019	2020
Foreign currency translation adjustments:
	(6,664)	1,377	—	Other income (loss), net

	(6,664)	1,377	—	Income before income taxes and equity in earnings of affiliated companies

	(6,664)	1,377	—	Net income

Unrealized gains (losses) on securities:
	(4,567)	1,243	(93)	Financing operations
	(25,247)	(22,374)	8,823	Foreign exchange gain (loss), net
	(1,993)	(827)	(2,484)	Other income (loss), net

	(31,807)	(21,958)	6,246	Income before income taxes and equity in earnings of affiliated companies
	9,729	6,963	(1,960)	Provision for income taxes
	20	(31)	99	Equity in earnings of affiliated companies

	(22,058)	(15,026)	4,385	Net income

Pension liability adjustments:
Recognized net actuarial loss	12,914	14,029	12,611	*1
Amortization of prior service costs	(3,913)	(3,685)	(4,204)	*1

	9,001	10,344	8,407	Income before income taxes and equity in earnings of affiliated companies
	(2,500)	(2,892)	(2,400)	Provision for income taxes

	6,501	7,452	6,007	Net income

Total reclassifications, net of tax	(22,221)	(6,197)	10,392

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:
Reclassifications of pension liability adjustments are affected under
C
ost and expenses for the year ended March 31, 2018 and Other income (loss), net for the years ended March 31, 2019 and 2020, respectively, in the consolidated statements of income.

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
There were no stock-based compensation expenses for stock options as selling, general and administrative expenses for the years ended March 31, 2018, 2019 and 2020, respectively.
The following table summarizes Toyota’s stock option activity:

		Yen		Yen in millions
	Number of shares	Weighted- average exercise price	Weighted- average remaining contractual life in years	Aggregate intrinsic value
Options outstanding at March 31, 2017	1,192,300	3,682	0.80	2,813
Granted	—	—
Exercised	(643,800)	3,726
Canceled	(264,900)	4,154

Options outstanding at March 31, 2018	283,600	3,153	0.33	1,041

Granted	—	—
Exercised	(155,100)	3,156
Canceled	(128,500)	3,153

Options outstanding at March 31, 2019	—	—	—	—

Granted	—	—
Exercised	—	—
Canceled	—	—

Options outstanding at March 31, 2020	—	—	—	—

Options exercisable at March 31, 2018	283,600	3,153	0.33	1,041
Options exercisable at March 31, 2019	—	—	—	—
Options exercisable at March 31, 2020	—	—	—	—
The total intrinsic value of options exercised for the years ended March 31, 2018
 and
2019
was
¥1,881 million
 and
 ¥618 million, respectively.
 There were no stock options exercised for the year ended March 31, 2020
.
Cash received from the exercise of stock options for the years ended March 31, 2018
 and
2019 was ¥2,399 million
 and
¥490 million, respectively.

There were no cash proceeds from stock options exercised for the year ended March 31, 2020.

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
Effective October
1
,
2004
, the parent company amended its retirement plan to introduce a “point” based retirement benefit plan. Under the new plan, employees are entitled to lump-sum
or pension payments determined based on accumulated “points” vested in each year of service.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information regarding Toyota’s defined benefit plans is as follows:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2019	2020	2019	2020
Change in benefit obligation
Benefit obligation at beginning of year	2,019,310	2,100,073	1,097,981	1,186,897
Service cost	99,838	93,298	46,930	46,869
Interest cost	12,967	10,514	40,708	40,335
Plan participants’ contributions	974	1,014	1,045	2,018
Plan amendments	(1,067)	(988)	13	3,308
Net actuarial (gain) loss	67,391	(48,602)	7,755	(2,865)
Acquisition and other	(20,786)	(55,070)	21,634	(28,548)
Benefits paid	(78,554)	(48,796)	(29,169)	(40,200)

Benefit obligation at end of year	2,100,073	2,051,443	1,186,897	1,207,814

Change in plan assets
Fair value of plan assets at beginning of year	1,612,879	1,600,491	815,483	882,784
Actual return on plan assets	3,208	(70,503)	59,237	13,421
Acquisition and other	(13,705)	(41,105)	12,696	(28,068)
Employer contributions	41,276	38,144	18,952	29,407
Plan participants’ contributions	974	1,014	1,045	2,018
Benefits paid	(44,141)	(15,010)	(24,629)	(30,661)

Fair value of plan assets at end of year	1,600,491	1,513,031	882,784	868,901

Funded status	499,582	538,412	304,113	338,913

Amounts recognized in the consolidated balance sheets as of March 31, 2019 and 2020 are comprised of the following:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2019	2020	2019	2020
Accrued expenses (Accrued pension and severance costs)	34,298	33,422	3,234	7,934
Accrued pension and severance costs	657,380	639,764	306,026	338,862
Investments and other assets - Other (Prepaid pension and severance costs)	(192,096)	(134,774)	(5,147)	(7,883)

Net amount recognized	499,582	538,412	304,113	338,913

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts recognized in accumulated other comprehensive income (loss) as of March 31, 2019 and 2020 are comprised of the following:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2019	2020	2019	2020
Net actuarial loss	(339,814)	(383,485)	(91,072)	(116,171)
Prior service costs	29,801	21,538	(1,612)	(5,352)
Net transition obligation	—	—	—	—

Net amount recognized	(310,013)	(361,947)	(92,684)	(121,523)

The accumulated benefit obligation for all defined benefit pension plans was ¥2,040,344 million and ¥1,993,624 million in Japanese plans, ¥1,120,453 million and ¥1,134,977 million in Foreign plans at March 31, 2019 and 2020, respectively.
The projected benefit obligation and fair value of plan assets for which the projected benefit obligations exceed plan assets are as follows:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2019	2020	2019	2020
Projected benefit obligation	878,009	846,068	681,025	1,025,234
Fair value of plan assets	203,277	188,241	357,583	678,522

The accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

	Yen in millions
	March 31,
	Japanese plans		Foreign plans
	2019	2020	2019	2020
Accumulated benefit obligation	847,017	783,561	515,918	403,810
Fair value of plan assets	198,315	155,345	215,006	93,717
Components of the net periodic pension cost are as follows:

	Yen in millions
	For the years ended March 31,
	Japanese plans			Foreign plans
	2018	2019	2020	2018	2019	2020
Service cost	88,964	99,838	93,298	35,887	46,930	46,869
Interest cost	13,252	12,967	10,514	37,817	40,708	40,335
Expected return on plan assets	(36,409)	(38,551)	(37,813)	(41,048)	(37,530)	(43,003)
Amortization of prior service costs	(4,226)	(3,904)	(4,346)	313	219	142
Recognized net actuarial loss	7,462	6,927	8,356	5,452	7,102	4,255
Amortization of net transition obligation	—	—	—	—	—	—

Net periodic pension cost	69,043	77,277	70,009	38,421	57,429	48,598

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) are as follows:

	Yen in millions
	For the years ended March 31,
	Japanese plans			Foreign plans
	2018	2019	2020	2018	2019	2020
Net actuarial gain (loss)	39,852	(102,734)	(59,714)	(17,163)	13,952	(26,717)
Recognized net actuarial loss	7,462	6,927	8,356	5,452	7,102	4,255
Prior service costs	58	1,067	988	12	(13)	(3,308)
Amortization of prior service costs	(4,226)	(3,904)	(4,346)	313	219	142
Amortization of net transition obligation	—	—	—	—	—	—
Other	(7,979)	4,610	2,782	9,004	7,289	(3,211)

Total recognized in other comprehensive income (loss)	35,167	(94,034)	(51,934)	(2,382)	28,549	(28,839)

“Other” includes the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest and currency translation adjustments during the years ended March 31, 2018, 2019 and 2020.
The estimated prior service costs and net actuarial loss that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost during the year ending March 31, 2021 are ¥(3,400) million and ¥13,300 million in Japanese plans, ¥100 million and ¥6,000 million in Foreign plans, respectively.
Weighted-average assumptions used to determine benefit obligations as of March 31, 2019 and 2020 are as follows:

	March 31,
	Japanese plans		Foreign plans
	2019	2020	2019	2020
Discount rate	0.6%	0.6%	3.8%	3.5%
Rate of compensation increase	3.1%	2.5%	3.5%	3.4%
As of March 31, 2019 and 2020, the parent company and certain subsidiaries in Japan employ “point” based retirement benefit plans and do not use the rates of compensation increase to determine benefit obligations.
Weighted-average assumptions used to determine net periodic pension cost for the years ended March 31, 2018, 2019 and 2020 are as follows:

	For the years ended March 31,
	Japanese plans			Foreign plans
	2018	2019	2020	2018	2019	2020
Discount rate	0.7%	0.7%	0.6%	4.0%	3.9%	3.8%
Expected return on plan assets	2.4%	2.4%	2.4%	6.0%	5.6%	5.2%
Rate of compensation increase	2.9%	3.3%	3.1%	3.8%	3.6%	3.5%
During the years ended March 31, 2018, 2019 and 2020, the parent company and certain subsidiaries in Japan employ “point” based retirement benefit plans and do not use the rates of compensation increase to determine net periodic pension cost.

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
Toyota’s policy and objective for plan asset management is to maximize returns on plan assets to meet future benefit payment requirements under risks which Toyota considers permissible. Asset allocations under the plan asset management are determined based on plan asset management policies of each plan which are established to achieve the optimized asset compositions in terms of the long-term overall plan asset management. In Japanese plans, excepting equity securities contributed by Toyota, approximately 40% of the plan assets is invested in equity securities, approximately 30% is invested in debt securities, and the rest of them is invested in insurance contracts and other products. In Foreign plans, excepting equity securities contributed by Toyota, approximately 40% of the plan assets is invested in equity securities, approximately 50% is invested in debt securities, and the rest of them is invested in other products. When actual allocations are not in line with target allocations, Toyota rebalances its investments in accordance with the policies. Prior to making individual investments, Toyota performs in-depth
assessments of corresponding factors including category of products, industry type, currencies and liquidity of each potential investment under consideration to mitigate concentrations of risks such as market risk and foreign currency exchange rate risk. To assess performance of the investments, Toyota establishes bench mark return rates for each individual investment, combines these individual bench mark rates based on the asset composition ratios within each asset category, and compares the combined rates with the corresponding actual return rates on each asset category.
The following table summarizes the fair value of classes of plan assets as of March 31, 2019 and 2020. See note 28 to the consolidated financial statements for three levels of input which are used to measure fair value.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2020
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	467,885	—	—	467,885
Commingled funds	—	135,979	—	135,979

	467,885	135,979	—	603,864

Debt securities
Government bonds	86,212	—	—	86,212
Commingled funds	—	278,394	—	278,394
Other	—	75,644	—	75,644

	86,212	354,038	—	440,250

Insurance contracts	—	226,043	—	226,043
Other	89,986	59,780	6,199	155,965
Investments measured at net asset value	—	—	—	86,909

Total	644,083	775,840	6,199	1,513,031

Foreign plans

	Yen in millions
	March 31, 2019
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	123,875	—	—	123,875
Commingled funds	—	215,386	—	215,386

	123,875	215,386	—	339,261

Debt securities
Government bonds	141,054	—	—	141,054
Commingled funds	—	—	—	—
Other	—	164,877	—	164,877

	141,054	164,877	—	305,931

Insurance contracts	—	—	—	—
Other	10,292	24,810	27,903	63,005
Investments measured at net asset value	—	—	—	174,587

Total	275,221	405,073	27,903	882,784

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2020
	Level 1	Level 2	Level 3	Total
Equity securities
Common stocks	111,997	—	—	111,997
Commingled funds	—	186,918	—	186,918

	111,997	186,918	—	298,915

Debt securities
Government bonds	181,702	—	—	181,702
Commingled funds	—	—	—	—
Other	—	170,650	—	170,650

	181,702	170,650	—	352,352

Insurance contracts	—	—	—	—
Other	10,425	24,410	28,251	63,086
Investments measured at net asset value	—	—	—	154,548

Total	304,124	381,978	28,251	868,901

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.
The following is description of the assets, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:
Quoted market prices for identical securities are used to measure fair value of common stocks. Japanese stocks and foreign stocks represent 73% and 27% (as of March 31, 2019) and 75% and 25% (as of March 31, 2020) of common stocks, respectively, in Japanese plans. Common stocks include mainly foreign stocks as of March 31, 2019 and 2020 in Foreign plans.
Quoted market prices for identical securities are used to measure fair value of government bonds. Japanese government bonds and foreign government bonds represent 33% and 67% (as of March 31, 2019) and 37% and 63% (as of March 31, 2020) of government bonds, respectively, in Japanese plans. Government bonds include mainly foreign government bonds as of March 31, 2019 and 2020 in Foreign plans.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following tables summarize the changes in Level 3 plan assets measured at fair value for the years ended March 31, 2018, 2019 and 2020:
Japanese plans

	Yen in millions
	For the years ended March 31,
	2018			2019			2020
	Debt securities	Other	Total	Debt securities	Other	Total	Debt securities	Other	Total
Balance at beginning of year	81	496	577	19	—	19	—	4,242	4,242
Actual return on plan assets	—	(4)	(4)	—	(164)	(164)	—	(43)	(43)
Purchases, sales and settlements	(62)	(492)	(554)	(19)	—	(19)	—	—	—
Other	—	—	—	—	4,406	4,406	—	2,000	2,000

Balance at end of year	19	—	19	—	4,242	4,242	—	6,199	6,199

Foreign plans

	Yen in millions
	For the years ended March 31,
	2018	2019	2020
	Other	Other	Other
Balance at beginning of year	30,903	31,288	27,903
Actual return on plan assets	2,024	(4,784)	891
Purchases, sales and settlements	—	—	—
Other	(1,639)	1,399	(543)

Balance at end of year	31,288	27,903	28,251

Toyota expects to contribute ¥38,667 million in Japanese plans and ¥17,749 million in Foreign plans to its pension plans in the year ending March 31, 2021.
The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Yen in millions
Years ending March 31,	Japanese plans	Foreign plans
2021	82,748	43,815
2022	86,207	45,841
2023	87,914	47,645
2024	90,887	49,795
2025	87,909	50,854
from 2026 to 2030	441,675	281,343

Total	877,340	519,293

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
For the years ended March 31, 2018, 2019 and 2020, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Fair value and gains or losses on derivative financial instruments -
The following table summarizes the fair values of derivative financial instruments as of March 31, 2019 and 2020:

	Yen in millions
	March 31,
	2019	2020
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	—	—
Investments and other assets - Other	—	—

Total	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	74,971	105,724
Investments and other assets - Other	114,642	372,786

Total	189,613	478,510

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	10,720	25,316
Investments and other assets - Other	—	—

Total	10,720	25,316

Total derivative assets	200,333	503,826
Counterparty netting	(89,364)	(176,541)
Collateral received	(46,590)	(121,979)

Carrying value of derivative assets	64,379	205,306

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	—	—
Other long-term liabilities	—	—

Total	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(28,911)	(76,492)
Other long-term liabilities	(189,157)	(343,271)

Total	(218,068)	(419,763)

Foreign exchange forward and option contracts
Other current liabilities	(13,847)	(17,245)
Other long-term liabilities	—	—

Total	(13,847)	(17,245)

Total derivative liabilities	(231,915)	(437,008)
Counterparty netting	89,364	176,541
Collateral posted	110,159	234,937

Carrying value of derivative liabilities	(32,392)	(25,530)

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2019 and 2020:

	Yen in millions
	March 31,
	2019		2020
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	—	21,001,883	—	20,310,018
Foreign exchange forward and option contracts	—	4,005,578	—	3,916,824

Total	—	25,007,461	—	24,226,842

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the years ended March 31, 2018, 2019 and 2020:

	Yen in millions
	For the years ended March 31,
	2018		2019		2020
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	782	(227)	(822)	799	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	42,220		(18,433)		51,552
Foreign exchange gain (loss), net	30,339		37,124		67,142
Foreign exchange forward and option contracts
Cost of financing operations	6,442		2,240		33,538
Foreign exchange gain (loss), net	73,115		(69,826)		8,281
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
The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of March 31, 2020 is ¥6,750 million. The aggregate fair value amount of assets that are already posted as cash collateral as of March 31,
2020
is ¥230,830 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥6,750 million as of March 31, 2020.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2020
		Estimated fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Assets (Liabilities)
Cash and cash equivalents	4,190,518	3,598,318	592,200	—	4,190,518
Time deposits	828,220	—	828,220	—	828,220
Total finance receivables, net	15,511,294	—	—	15,703,737	15,703,737
Other receivables	564,854	—	—	564,854	564,854
Short-term borrowings	(5,286,026)	—	(5,274,071)	(11,955)	(5,286,026)
Long-term debt including the current portion	(15,238,006)	—	(12,644,187)	(1,966,646)	(14,610,833)

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
23. Lease commitments:
Toyota leases certain assets under finance lease and operating lease arrangements.
An analysis of leased assets under finance leases is as follows:

	Yen in millions
	March 31,
	2019	2020
Class of property
Building	18,519	22,790
Machinery and equipment	28,836	62,337
Less - Accumulated depreciation	(30,016)	(25,036)

	17,339	60,091

Amortization expenses under finance leases for the years ended March 31, 2018 and 2019 were ¥5,541 million and
¥7,879
million, respectively.
Rental expenses under operating leases for the year ended March 31, 2018 and 2019 were ¥112,934 million and
¥115,503
million, respectively.
The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable
lease terms in excess of one year at March 31, 2019 are as follows:

Years ending March 31,	Yen in millions
2020	16,078
2021	13,396
2022	11,862
2023	10,219
2024	8,034
Thereafter	32,598

Total minimum future rentals	92,187

An analysis of lease payment is as follows:

Yen in millions
March 31, 2020
Lease payment
Finance lease expense
Amortization of right-of-use asset	14,676
Interest on lease liabilities	805
Operating lease expense	80,343
Short term lease expense	44,440

140,264

TOYOTA
MOTOR
CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Other supplementary information is as follows
:

Yen in millions
March 31, 2020
Other supplementary information
Cash paid for amounts included in the measurement of finance lease liabilities
Cash flow from operating activities	805
Cash flow from financing activities	5,860
Cash paid for amounts included in the measurement of operating lease liabilities
Cash flow from operating activities	80,101
Right of use assets obtained in exchange for lease liabilities
Finance lease	47,082
Operating lease	105,913
Weighted average remaining lease term (years)
Finance lease	5.6
Operating lease	8.4
Weighted average discount rate
Finance lease	4.23%
Operating lease	2.13%

Future minimum lease payments under finance leases and operating leases together with the present value of the net minimum lease payments as of

March 31, 2020 are as follows:

	Yen in millions
Years ending March 31,	Finance lease	Operating lease
2021	6,378	41,618
2022	4,320	33,648
2023	3,124	26,890
2024	2,842	22,640
2025	2,525	20,437
Thereafter	17,629	165,454
Total minimum lease payments	36,818	310,687
Less - Amount representing interest	(7,881)	(29,732)
Present value of net minimum lease payments	28,937	280,955

Current liability	5,460	39,136
Noncurrent liability	23,477	241,819
Total minimum lease present value	28,937	280,955

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
24. Other commitments and contingencies, concentrations and factors that may affect future operations:
Commitments -
Commitments outstanding as of March 31, 2020 for the purchase of property, plant and equipment, other assets and services totaled ¥362,071 million.
Guarantees -
Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and as of March 31, 2020, range from 1 month to 8 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.
The maximum potential amount of future payments as of March 31, 2020 is ¥3,333,385 million. Liabilities for guarantees totaling ¥10,615 million have been provided as of March 31, 2020. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.
Legal proceedings -
From
time-to-time,
Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota has issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return
or sticky accelerator pedals. Personal injury and wrongful death claims involving allegations of unintended acceleration are still pending in consolidated proceedings in federal and California state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions remain pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP to plaintiffs in individual cases as well. While the ISP is ongoing, a majority of the claims in the consolidated actions and the individual cases are in settlement discussions or have been settled. Toyota believes that the remaining claims in the consolidated actions and the individual cases will not have a material effect on Toyota’s financial position, results of operations or cash flows.
Toyota has been named as a defendant in 33 economic loss class action lawsuits in the United States, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. Toyota has reached a settlement with the plaintiffs in the United States economic loss class actions. The court approved the settlement on October 31, 2017, and subsequent appeals have been withdrawn, making the settlement final. The economic loss class action lawsuits against Toyota have been dismissed. Toyota and other automakers have also been named in certain class actions filed in Mexico, Canada, Australia, Israel and Brazil, as well as some other actions by states or territories of the United States. The remaining actions in Mexico, Australia, Israel, Brazil and some other actions by states or territories of the United States are being litigated.
Toyota has self-reported a process gap in fulfilling certain emissions defect information reporting requirements of the U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board, including updates on its repair completion rates for recalled emissions components and certain other reports

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

concerning emissions related defects. Toyota is cooperating with civil investigations by the EPA and the Civil Division of the Southern District of New York (“SDNY”) on this reporting issue and continues to have discussions with the EPA and the SDNY. The investigations could result in the imposition of civil penalties, fines or other sanctions, or litigation by the SDNY or the EPA.
Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from time to time.
Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Therefore, for all of the aforementioned matters, which Toyota is in discussions to resolve, any losses that are beyond the amounts accrued could have an adverse effect on Toyota’s financial position, results of operations or cash flows.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following tables present certain information regarding Toyota’s industry or geographic segments and overseas revenues by destination as of and for the years ended March 31, 2018, 2019 and 2020.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
As of and for the year ended March 31, 2020:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	26,834,485	2,170,243	925,264	—	29,929,992
Inter-segment sales and transfers	29,029	20,316	579,286	(628,631)	—

Total	26,863,514	2,190,559	1,504,550	(628,631)	29,929,992
Operating expenses	24,811,168	1,898,376	1,407,895	(630,316)	27,487,123

Operating income	2,052,346	292,183	96,655	1,685	2,442,869

Assets	18,754,728	24,858,837	2,023,111	7,043,760	52,680,436
Investment in equity method investees	3,711,151	61,852	180,425	137,362	4,090,790
Depreciation expenses	824,777	743,710	36,896	—	1,605,383
Capital expenditure	1,454,142	2,062,718	71,554	14,818	3,603,232

Geographic information -
As of and for the year ended March 31, 2018:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	9,273,672	10,347,266	2,940,243	4,497,374	2,320,955	—	29,379,510
Inter-segment sales and transfers	6,751,172	227,144	244,981	650,765	132,344	(8,006,406)	—

Total	16,024,844	10,574,410	3,185,224	5,148,139	2,453,299	(8,006,406)	29,379,510
Operating expenses	14,364,926	10,435,511	3,110,198	4,714,940	2,340,636	(7,986,563)	26,979,648

Operating income	1,659,918	138,899	75,026	433,199	112,663	(19,843)	2,399,862

Assets	15,797,024	16,936,704	3,346,179	4,893,582	2,986,661	6,348,099	50,308,249
Long-lived assets	3,511,663	5,179,139	359,355	797,435	420,081	—	10,267,673

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
As of and for the year ended March 31, 2019:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	9,520,148	10,585,934	3,055,654	4,832,392	2,231,553	—	30,225,681
Inter-segment sales and transfers	7,105,213	231,313	183,197	680,639	101,890	(8,302,252)	—

Total	16,625,361	10,817,247	3,238,851	5,513,031	2,333,443	(8,302,252)	30,225,681
Operating expenses	14,933,686	10,702,732	3,113,983	5,055,542	2,242,333	(8,290,140)	27,758,136

Operating income	1,691,675	114,515	124,868	457,489	91,110	(12,112)	2,467,545

Assets	16,465,702	17,452,216	3,872,301	5,176,990	3,067,270	5,902,470	51,936,949
Long-lived assets	3,607,843	5,469,262	453,921	729,494	424,974	—	10,685,494

As of and for the year ended March 31, 2020:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Net revenues
Sales to external customers	9,522,905	10,416,582	3,138,755	4,828,635	2,023,115	—	29,929,992
Inter-segment sales and transfers	6,938,616	222,166	222,123	510,021	89,387	(7,982,313)	—

Total	16,461,521	10,638,748	3,360,878	5,338,656	2,112,502	(7,982,313)	29,929,992
Operating expenses	14,893,543	10,368,119	3,210,333	4,967,657	2,021,778	(7,974,307)	27,487,123

Operating income	1,567,978	270,629	150,545	370,999	90,724	(8,006)	2,442,869

Assets	17,517,032	18,012,336	4,192,858	5,241,588	2,837,944	4,878,678	52,680,436
Long-lived assets	3,880,118	5,374,456	561,371	668,252	394,446	—	10,878,643

“Other” consists of Central and South America, Oceania, Africa and the Middle East.
Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.
There are no any individually material countries with respect to revenues, and long-lived assets included in other foreign countries.
Unallocated amounts included in assets represent assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities and other securities investments. Such corporate assets were ¥9,386,399 million, ¥9,329,020 million and ¥8,630,468 million, as of March 31, 2018, 2019 and 2020, respectively.

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

	Yen in millions
	For the years ended March 31,
	2018	2019	2020
North America	10,403,647	10,675,298	10,543,638
Europe	2,730,915	2,873,737	2,937,216
Asia	4,793,110	5,355,991	5,263,943
Other	4,186,666	3,944,854	3,936,572

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Certain financial statements data on
non-financial
services and financial services businesses -
The financial data below presents separately Toyota’s
non-financial
services and financial services businesses.
Balance sheets -

	Yen in millions
	March 31,
	2019	2020
Assets
Non-Financial Services Businesses
Current assets
Cash and cash equivalents	2,790,212	2,774,498
Marketable securities	1,108,540	648,982
Trade accounts and notes receivable, less allowance for doubtful accounts	2,489,105	2,155,943
Inventories	2,656,396	2,434,916
Prepaid expenses and other current assets	2,118,922	2,413,274

Total current assets	11,163,175	10,427,613

Investments and other assets	11,643,209	12,435,115
Property, plant and equipment	6,178,503	6,293,992

Total Non-Financial Services Businesses assets	28,984,887	29,156,720

Financial Services Business
Current assets
Cash and cash equivalents	784,492	1,416,020
Marketable securities	18,620	29,749
Finance receivables, net	6,647,771	6,614,171
Prepaid expenses and other current assets	997,116	1,205,912

Total current assets	8,447,999	9,265,852

Noncurrent finance receivables, net	10,281,118	10,423,858
Investments and other assets	808,592	861,594
Property, plant and equipment	4,506,991	4,307,533

Total Financial Services Business assets	24,044,700	24,858,837

Eliminations	(1,092,638)	(1,335,121)

Total assets	51,936,949	52,680,436

Assets in the
non-financial
services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31,
	2019	2020
Liabilities
Non-Financial Services Businesses
Current liabilities
Short-term borrowings	579,901	483,871
Current portion of long-term debt	173,379	156,664
Accounts payable	2,616,143	2,404,385
Accrued expenses	3,075,411	2,789,153
Income taxes payable	300,703	201,200
Other current liabilities	1,755,737	1,773,883

Total current liabilities	8,501,274	7,809,156

Long-term liabilities
Long-term debt	784,256	818,371
Accrued pension and severance costs	948,377	963,061
Other long-term liabilities	1,059,237	1,303,628

Total long-term liabilities	2,791,870	3,085,060

Total Non-Financial Services Businesses liabilities	11,293,144	10,894,216

Financial Services Business
Current liabilities
Short-term borrowings	5,113,888	5,432,180
Current portion of long-term debt	4,127,133	4,508,666
Accounts payable	39,187	39,226
Accrued expenses	161,105	151,857
Income taxes payable	20,295	16,917
Other current liabilities	997,842	982,892

Total current liabilities	10,459,450	11,131,738

Long-term liabilities
Long-term debt	9,974,516	10,006,491
Accrued pension and severance costs	15,029	15,566
Other long-term liabilities	722,279	725,769

Total long-term liabilities	10,711,824	10,747,826

Total Financial Services Business liabilities	21,171,274	21,879,564

Eliminations	(1,092,679)	(1,335,195)

Total liabilities	31,371,739	31,438,585

Mezzanine equity	498,073	504,169

Total Toyota Motor Corporation shareholders’ equity	19,348,152	20,060,618

Noncontrolling interests	718,985	677,064

Total shareholders’ equity	20,067,137	20,737,682

Total liabilities, mezzanine equity and shareholders’ equity	51,936,949	52,680,436

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Statements of income -

	Yen in millions
	For the years ended March 31,
	2018	2019	2020
Non-Financial Services Businesses
Net revenues	27,448,165	28,133,676	27,775,932

Costs and expenses
Cost of revenues	22,613,450	23,400,550	23,143,209
Selling, general and administrative	2,721,362	2,591,249	2,483,501

Total costs and expenses	25,334,812	25,991,799	25,626,710

Operating income	2,113,353	2,141,877	2,149,222

Other income (expense), net	222,326	(161,608)	130,259

Income before income taxes and equity in earnings of affiliated companies	2,335,679	1,980,269	2,279,481

Provision for income taxes	738,763	580,031	618,252
Equity in earnings of affiliated companies	467,718	357,527	260,149

Net income	2,064,634	1,757,765	1,921,378

Less - Net income attributable to noncontrolling interests	(89,533)	(97,500)	(67,559)

Net income attributable to Toyota Motor Corporation - Non-Financial Services Businesses	1,975,101	1,660,265	1,853,819

Financial Services Business
Net revenues	2,017,008	2,153,547	2,190,559

Costs and expenses
Cost of revenues	1,320,348	1,418,636	1,395,211
Selling, general and administrative	411,114	412,090	503,165

Total costs and expenses	1,731,462	1,830,726	1,898,376

Operating income	285,546	322,821	292,183

Other income (expense), net	(794)	(17,658)	(17,103)

Income before income taxes and equity in earnings of affiliated companies	284,752	305,163	275,080

Provision for income taxes	(234,356)	79,903	65,164
Equity in earnings of affiliated companies	2,365	2,539	11,003

Net income	521,473	227,799	220,919

Less - Net income attributable to noncontrolling interests	(2,589)	(5,214)	1,413

Net income attributable to Toyota Motor Corporation - Financial Services Business	518,884	222,585	222,332

Eliminations	(2)	23	32

Net income attributable to Toyota Motor Corporation	2,493,983	1,882,873	2,076,183

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Statements of cash flows -

	Yen in millions			Yen in millions
	For the year ended March 31, 2018			For the year ended March 31, 2019
	Non-Financial Services Businesses	Financial Services Business	Consolidated	Non-Financial Services Businesses	Financial Services Business	Consolidated
Cash flows from operating activities
Net income	2,064,634	521,473	2,586,106	1,757,765	227,799	1,985,587
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,010,972	723,061	1,734,033	1,033,528	758,847	1,792,375
Provision (reversal) for doubtful accounts and credit losses	(74)	76,143	76,069	(1,375)	81,440	80,065
Pension and severance costs, less payments	5,027	(741)	4,286	30,477	1,168	31,645
Losses on disposal of fixed assets	35,010	279	35,289	33,676	2,226	35,902
Unrealized losses (gains) on securities	459	387	846	338,626	846	339,472
Deferred income taxes	64,143	(302,103)	(237,961)	(110,346)	23,742	(86,594)
Equity in earnings of affiliated companies	(467,718)	(2,365)	(470,083)	(357,527)	(2,539)	(360,066)
Changes in operating assets and liabilities, and other	205,434	312,828	494,543	(17,488)	15,557	(51,789)

Net cash provided by operating activities	2,917,887	1,328,962	4,223,128	2,707,336	1,109,086	3,766,597

Cash flows from investing activities
Additions to finance receivables	—	(25,153,088)	(15,058,516)	—	(26,000,249)	(15,884,610)
Collection of and proceeds from sales of finance receivables	—	24,117,335	14,046,312	—	24,925,930	14,859,103
Additions to fixed assets excluding equipment leased to others	(1,276,788)	(14,329)	(1,291,117)	(1,435,964)	(16,761)	(1,452,725)
Additions to equipment leased to others	(155,114)	(2,152,476)	(2,307,590)	(137,314)	(2,148,848)	(2,286,162)
Proceeds from sales of fixed assets excluding equipment leased to others	70,755	1,065	71,820	63,955	1,482	65,437
Proceeds from sales of equipment leased to others	63,402	1,147,870	1,211,272	60,657	1,324,417	1,385,074
Purchases of marketable securities and security investments	(2,273,805)	(779,111)	(3,052,916)	(1,737,107)	(103,248)	(1,840,355)
Proceeds from sales of and maturity of marketable securities and security investments	1,762,189	761,349	2,523,538	2,255,635	443,163	2,698,798
Payment for additional investments in affiliated companies, net of cash acquired	(576)	—	(576)	5,010	—	5,010
Changes in investments and other assets, and other	260,015	(106,597)	197,681	(268,946)	(4,130)	(246,811)

Net cash used in investing activities	(1,549,922)	(2,177,982)	(3,660,092)	(1,194,074)	(1,578,244)	(2,697,241)

Cash flows from financing activities
Proceeds from issuance of long-term debt	212,387	4,666,579	4,793,939	286,085	4,747,506	5,000,921
Payments of long-term debt	(170,072)	(4,314,294)	(4,452,338)	(142,556)	(4,336,250)	(4,442,232)
Increase (decrease) in short-term borrowings	(122,222)	461,052	347,738	49,161	144,277	164,282
Dividends paid to Toyota Motor Corporation class shareholders	(6,194)	—	(6,194)	(8,690)	—	(8,690)
Dividends paid to Toyota Motor Corporation common shareholders	(620,698)	—	(620,698)	(636,116)	—	(636,116)
Dividends paid to noncontrolling interests	(63,764)	—	(63,764)	(69,367)	—	(69,367)
Reissuance (repurchase) of treasury stock	(447,818)	—	(447,818)	(549,637)	—	(549,637)

Net cash provided by (used in) financing activities	(1,218,381)	813,337	(449,135)	(1,071,120)	555,533	(540,839)

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(16,124)	(27,464)	(43,588)	(42,454)	813	(41,641)

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	133,460	(63,147)	70,313	399,688	87,188	486,876

Cash and cash equivalents and restricted cash and cash equivalents at beginning of year	2,257,064	892,262	3,149,326	2,390,524	829,115	3,219,639

Cash and cash equivalents and restricted cash and cash equivalents at end of year	2,390,524	829,115	3,219,639	2,790,212	916,303	3,706,515

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2020
	Non-Financial Services Businesses	Financial Services Business	Consolidated
Cash flows from operating activities
Net income	1,921,378	220,919	2,142,329
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	861,673	743,710	1,605,383
Provision (reversal) for doubtful accounts and credit losses	5,689	137,293	142,982
Pension and severance costs, less payments	14,880	819	15,699
Losses on disposal of fixed assets	54,549	2,364	56,913
Unrealized losses (gains) on securities	21,069	(987)	20,082
Deferred income taxes	193,438	(1,305)	192,147
Equity in earnings of affiliated companies	(260,149)	(11,003)	(271,152)
Changes in operating assets and liabilities, and other	(305,705)	(46,610)	(313,740)

Net cash provided by operating activities	2,506,822	1,045,200	3,590,643

Cash flows from investing activities
Additions to finance receivables	—	(26,668,185)	(16,896,588)
Collection of and proceeds from sales of finance receivables	—	25,557,953	15,667,462
Additions to fixed assets excluding equipment leased to others	(1,377,238)	(30,594)	(1,407,832)
Additions to equipment leased to others	(155,601)	(2,031,698)	(2,187,299)
Proceeds from sales of fixed assets excluding equipment leased to others	47,488	1,263	48,751
Proceeds from sales of equipment leased to others	49,913	1,341,302	1,391,215
Purchases of marketable securities and security investments	(2,236,585)	(176,502)	(2,413,087)
Proceeds from sales of and maturity of marketable securities and security investments	2,245,119	125,287	2,370,406
Payment for additional investments in affiliated companies, net of cash acquired	—	(14,763)	(14,763)
Changes in investments and other assets, and other	(18,895)	(20,037)	290,874

Net cash used in investing activities	(1,445,799)	(1,915,974)	(3,150,861)

Cash flows from financing activities
Proceeds from issuance of long-term debt	235,080	5,466,618	5,691,499
Payments of long-term debt	(130,695)	(4,335,145)	(4,424,923)
Increase (decrease) in short-term borrowings	51,406	520,468	291,623
Dividends paid to Toyota Motor Corporation class shareholders	(11,186)	—	(11,186)
Dividends paid to Toyota Motor Corporation common shareholders	(618,801)	—	(618,801)
Dividends paid to noncontrolling interests	(54,945)	—	(54,945)
Reissuance (repurchase) of treasury stock	(476,129)	—	(476,129)

Net cash provided by (used in) financing activities	(1,005,270)	1,651,941	397,138

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(71,467)	(59,778)	(131,245)

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	(15,714)	721,389	705,675
Cash and cash equivalents and restricted cash and cash equivalents at beginning of year	2,790,212	916,303	3,706,515

Cash and cash equivalents and restricted cash and cash equivalents at end of year	2,774,498	1,637,692	4,412,190

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
26. Net revenues
(1) Summary by business segments and products
The table below shows Toyota’s net revenues from external customers by business and by product category.

	Yen in millions
	For the year ended March 31, 20 19	For the year ended March 31, 20 20
Sales of products
Automotive
Vehicles	23,066,190	22,852,916
Parts and components for overseas production	625,483	603,928
Parts and components for after service	2,093,437	2,103,478
Other	1,249,382	1,274,163

Total automotive	27,034,492	26,834,485
All other	1,070,846	925,264

Total sales of products	28,105,338	27,759,749
Financial services	2,120,343	2,170,243

Total net revenues	30,225,681	29,929,992

The majority of sales of products are revenues recognized from contracts with customers based on ASC 606 “Revenue from Contracts with
C
ustomers,” and receivables related to such revenues are recognized as “Trade accounts and notes receivable, less allowance for doubtful accounts.”
For the year ended March 31,
 2019 and
2020, ¥84,230 million
 and ¥85,192
million
of financial service
revenues
were
accounted for under ASC 606 “Revenue from Contracts with
C
ustomers.”
The breakdown of income from leases included in financial service revenues is as follows;

	Yen in millions
	For the year ended March 31, 2019	For the year ended March 31, 2020
Finance leases
Financial income related to net lease investment	91,703	98,865
Operating leases	1,056,080	1,051,804

Total	1,147,783	1,150,669

(2) Contract liabilities
Contract liabilities consist of the following:

	Yen in millions
	March 3 1, 2019	March 31, 2020
Contract liabilities	675,018	691,954

Contract liabilities are mainly
related
to advances received from customers. On the consolidated financial statements, contract liabilities are included in “Other current liabilities” or “Other long-term liabilities
.
” For the year ended March 31,

2019 and
2020, the amount of revenue recognized which
were
included in the contract liability balance as of April 1,
2018 and
2019
were
¥336,206
million and ¥366,655

million.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(3) Performance obligations
As of March 31, 2020, which is the end of the reporting period, the aggregate amount of transaction price
s
allocated to unsatisfied performance obligations related to contracts that have original expected durations in excess of one year was ¥589,844 million.
The main contents of unsatisfied performance obligations related to contracts are insurance revenues and maintenance revenues.
For insurance revenues,
Toyota receives
payment agreed upon in the contract at the inception of the contract, and revenue is recognized over the term of the contract, which ranges from 3 to 120 months. As of March 31, 2020, the unsatisfied performance obligations related to insurance revenues was ¥223,754 million, and
Toyota expects
to recognize as revenue ¥65,168 million in fiscal
2021
, and ¥158,586 million thereafter.
For maintenance revenues,
Toyota receives
payment agreed upon in the contract at the inception of the contract, and revenue is recognized over the term of the contract, which ranges from 18 to 84 months.
Unsatisfied performance obligations for sales of products related to contracts that have an original expected
duration of one year or less have been excluded from this disclosure.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
27. Per share amounts:
Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per common share for the years ended March 31, 2018, 2019 and 2020 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
For the year ended March 31, 2018
Net income attributable to Toyota Motor Corporation	2,493,983
Accretion to Mezzanine equity	(4,849)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(7,442)

Basic net income attributable to Toyota Motor Corporation per common share	2,481,692	2,947,365	842.00
Effect of dilutive securities
Model AA Class Shares	12,291	47,100
Assumed exercise of dilutive stock options	(4)	301

Diluted net income attributable to Toyota Motor Corporation per common share	2,493,979	2,994,766	832.78

For the year ended March 31, 2019
Net income attributable to Toyota Motor Corporation	1,882,873
Accretion to Mezzanine equity	(4,850)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(9,938)

Basic net income attributable to Toyota Motor Corporation per common share	1,868,085	2,871,534	650.55
Effect of dilutive securities
Model AA Class Shares	14,788	47,100
Assumed exercise of dilutive stock options	(0)	40

Diluted net income attributable to Toyota Motor Corporation per common share	1,882,873	2,918,674	645.11

For the year ended March 31, 2020
Net income attributable to Toyota Motor Corporation	2,076,183
Accretion to Mezzanine equity	(4,850)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(12,434)

Basic net income attributable to Toyota Motor Corporation per common share	2,058,899	2,798,918	735.61
Effect of dilutive securities
Model AA Class Shares	17,284	47,100
Assumed exercise of dilutive stock options	—	—

Diluted net income attributable to Toyota Motor Corporation per common share	2,076,183	2,846,018	729.50

In addition to the disclosure requirements under U.S.GAAP, Toyota discloses the information below in order to provide financial statements users with valuable information.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows Toyota Motor Corporation shareholders’ equity per share as of March 31, 2019 and 2020. Toyota Motor Corporation shareholders’ equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders’ equities’ amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of the corresponding period.

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation shareholders’ equity	Common shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share
As of March 31, 2019	19,348,152	2,832,439	6,830.92
As of March 31, 2020	20,060,618	2,766,153	7,252.17

28. Fair value measurements:
In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; valuation of assets or liabilities using inputs, other than quoted prices, that are observable

Level 3:	Valuation of assets or liabilities using unobservable inputs which reflect the reporting entity’s assumptions

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of March 31, 2019 and 2020. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	711,106	592,200	—	1,303,306
Time deposits	—	350,000	—	350,000
Marketable securities and other securities investments
Public and corporate bonds	3,214,773	2,183,695	12,831	5,411,299
Common stocks	1,895,690	—	—	1,895,690
Other	194,085	27,477	—	221,562
Investments measured at net asset value	—	—	—	97,687
Derivative financial instruments	—	503,826	—	503,826

Total	6,015,654	3,657,198	12,831	9,783,370

Liabilities
Derivative financial instruments	—	(437,008)	—	(437,008)

Total	—	(437,008)	—	(437,008)

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
Marketable securities and other securities investments -
Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include government bonds. Japanese bonds and foreign bonds including U.S., European and other bonds represent 17% and 83% (as of March 31, 2019) and 20% and 80% (as of March 31, 2020) of public and corporate bonds, respectively. Listed stocks on the Japanese stock markets represent 91% and 90% of common stocks as of March 31, 2019 and 2020, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance
risk, using such as credit default probabilities.
The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended March 31, 2018, 2019 and 2020:

	Yen in millions
	For the year ended March 31, 2018
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	8,947	(7,522)	1,425
Total gains (losses)
Included in income (loss)	17	805	822
Included in other comprehensive income (loss)	(12)	—	(12)
Purchases and issuances	3,860	—	3,860
Settlements	(4,739)	4,320	(419)
Other	(585)	185	(400)

Balance at end of year	7,488	(2,212)	5,276

	Yen in millions
	For the year ended March 31, 2019
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	7,488	(2,212)	5,276
Total gains (losses)
Included in income (loss)	1	3,169	3,170
Included in other comprehensive income (loss)	82	—	82
Purchases and issuances	5,254	—	5,254
Settlements	(2,875)	(784)	(3,659)
Other	337	(96)	241

Balance at end of year	10,287	77	10,364

	Yen in millions
	For the year ended March 31, 2020
	Marketable securities and other securities investments	Derivative financial instruments	Total
Balance at beginning of year	10,287	77	10,364
Total gains (losses)
Included in income (loss)	(346)	—	(346)
Included in other comprehensive income (loss)	(671)	—	(671)
Purchases and issuances	5,305	—	5,305
Settlements	(1,547)	(77)	(1,624)
Other	(197)	—	(197)

Balance at end of year	12,831	—	12,831

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
“Included in income (loss)” in marketable securities and other securities investments and derivative financial instruments are included in “Other income (loss), net” and “Cost of financing operations” in the accompanying consolidated statements of income, respectively.
In the reconciliation table above, derivative financial instruments are presented net of assets and liabilities. “Other” includes the currency translation adjustments for the years ended March 31, 2018, 2019 and 2020.
As of March 31, 2020, the Level 3 assets and liabilities measured at fair value on a recurring basis are not significant.
Certain assets and liabilities are measured at fair value on a nonrecurring basis. During the years ended March 31, 2019 and 2020, Toyota measured certain finance receivables at fair value of ¥58,611 million and ¥50,850 million based on the collateral value, resulting in loss of ¥3,305 million and gain
of ¥3,761 million, respectively. This fair value measurement on a nonrecurring basis is classified in Level 3. See note 22 to the consolidated financial statements for the fair value measurement. These Level 3 financial assets are not significant.
29. Significant subsequent events:
Plant suspensions -
For reasons such as government directives as well as anticipated reduced demand for its vehicles due to the global spread of
COVID-19,

Toyota had continued
after April 2020 to
suspend temporarily the production of automobiles and components at selected plants in Japan and overseas. Production is subsequently being resumed. It is uncertain how this suspension will affect Toyota’s financial results.
Borrowing funds -
Taking into consideration its funding plans, which take into account the risk that
COVID-19
will have a prolonged impact, and market trends, in April 2020 Toyota entered into loan agreements and borrowed funds in an aggregate amount of ¥
1,250,000
 million with multiple domestic financial institutions. The interest rates under the loan agreements are approximately the same as

prevailing
market rates, and the tenor of the loans are around one year. None of these agreements has collateral or other material covenant provisions.

ITEM 19. EXHIBITS
Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)

1.2
Amended and Restated Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to Exhibit 1.2 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2019, filed with the SEC on June 21, 2019 (file no. 001-14948))

1.3
Amended and Restated Regulations of the Audit & Supervisory Board of the Registrant (English translation) (incorporated by reference to Exhibit 1.3 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2016, filed with the SEC on June 24, 2016 (file no. 001-14948))

2.1
Amended and Restated Share Handling Regulations of the Registrant (English translation) (incorporated by reference to Exhibit 2.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015, filed with the SEC on June 24, 2015 (file no. 001-14948))

2.2
Form of Deposit Agreement among the Registrant, The Bank of New York (predecessor of The Bank of New York Mellon), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 to Toyota’s Registration Statement on Form F-6, filed with the SEC on November 7, 2006 (file no. 333-138477))

2.3	Form of ADR (included in Exhibit 2.2)

2.4	Description of Securities

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1
Code of Ethics of the Registrant applicable to its members of the board of directors and operating officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation) (incorporated by reference to Exhibit 11.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2019, filed with the SEC on June 21, 2019 (file no. 001-14948))

12.1	Certifications of the Registrant’s President and Member of the Board, as well as Operating Officer, pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s President and Member of the Board, as well as Operating Officer, pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 20 20 , has been formatted in Inline XBRL

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ Kenta Kon
Name:	Kenta Kon
Title:	Operating Officer

Date: June 24, 2020