Form 20-F
period 2021-03-31
TOYOTA MOTOR CORP/
filed 2021-06-24
CIK 1094517

As filed with the U.S. Securities and Exchange Commission on June 24, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2021

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

Hiroyuki Suzuki

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,795,948,660 shares of common stock (including 54,467,360 shares of common stock in the form of American Depositary Shares) and 22,712,994 First Series Model AA class shares as of March 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes  ☒    No  ☐

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

U.S. GAAP  ☐                 International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒                Other  ☐

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

Toyota’s consolidated financial statements in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The term “IFRS” also includes International Accounting Standards (IASs) and the related interpretations of the interpretations committees (SIC and IFRIC). As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of and for the fiscal years ended March 31, 2020 and 2021 included in this annual report.

The consolidated financial statements included in this annual report are Toyota’s first annual consolidated financial statements prepared in accordance with IFRS. In preparing these financial statements, the opening statement of financial position as of April 1, 2019, which is the date of transition to IFRS, and the comparative financial statements as of and for the fiscal year ended March 31, 2020 have been prepared in accordance with IFRS. In addition to the consolidated financial statements included in this annual report, other disclosure in this annual report has also been updated to correspond to the transition to IFRS.

The consolidated financial statements included in our annual reports on Form 20-F previously filed with the U.S. Securities and Exchange Commission, or the SEC, were prepared in accordance with U.S. GAAP and the most recent annual consolidated financial statements prepared in accordance with U.S. GAAP are those as of and for the fiscal year ended March 31, 2020. IFRS differs in certain respects from U.S. GAAP. An explanation of how the transition to IFRS has affected Toyota’s consolidated financial statements is provided in note 36 to Toyota’s consolidated financial statements.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Written forward-looking statements may appear in documents filed with the SEC, including this annual report, documents incorporated by reference, reports to shareholders and other communications.

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. Toyota relies on this safe harbor in making forward-looking statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A SELECTED FINANCIAL DATA

In the fiscal year ended March 31, 2021, we changed the basis of the accounting principles used to prepare our consolidated financial statements from U.S. GAAP to IFRS. Accordingly, our consolidated financial statements in this annual report have been prepared in accordance with IFRS, as issued by the IASB. An explanation of how the transition to IFRS has affected our consolidated financial statements is provided in note 36 to Toyota’s consolidated financial statements.

You should read the IFRS selected consolidated financial information presented below together with “Operating and Financial Review and Prospects” and Toyota’s consolidated financial statements contained in this annual report.

IFRS Selected Financial Data

The following selected financial data have been derived from Toyota’s consolidated financial statements. These financial statements were prepared in accordance with IFRS.

	Year Ended March 31,
	2020	2021
	(Yen in millions, except share and per share data)
Consolidated Statement of Income Data:
Automotive:
Sales revenues	¥26,799,743	¥24,651,552
Operating income	2,013,134	1,607,161
Financial Services:
Sales revenues	2,193,170	2,162,237
Operating income	283,742	495,593
All Other:
Sales revenues	1,504,920	1,052,365
Operating income	103,356	85,350
Elimination of intersegment:
Sales revenues	(631,286)	(651,560)
Operating income	(999)	9,645
Total Company:
Sales revenues	29,866,547	27,214,594
Operating income	2,399,232	2,197,748
Income before income taxes	2,792,942	2,932,354
Net income attributable to Toyota Motor Corporation	2,111,125	2,282,378
Net income attributable to Toyota Motor Corporation per share of common stock (yen):
Basic	727.47	803.23
Diluted	720.10	794.67
Shares used in computing net income attributable to Toyota Motor Corporation per share of common stock, basic (in thousands)	2,798,918	2,795,288
Shares used in computing net income attributable to Toyota Motor Corporation per share of common stock, diluted (in thousands)	2,846,018	2,841,227

	Year Ended March 31,
	2020	2021
	(Yen in millions, except per share and numbers of vehicles sold data)
Consolidated Statement of Financial Position (end of period):
Total assets	53,972,363	62,267,140
Short-term and current portion of long-term debt	9,906,755	12,212,060
Long-term debt	11,434,219	13,447,575
Total Toyota Motor Corporation shareholders’ equity	20,618,888	23,404,547
Common stock	397,050	397,050
Other Data:
Dividends per share (yen)	¥220.0	¥240.0
Number of vehicles sold
Japan	2,239,549	2,125,121
North America	2,713,165	2,312,799
Europe	1,029,249	959,363
Asia	1,600,341	1,222,073
Other*	1,372,392	1,026,749

Worldwide total	8,954,696	7,646,105

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

Dividend Information

Toyota normally pays dividends twice per year, including an interim dividend and a year-end dividend. Toyota’s articles of incorporation provide that retained earnings can be distributed as dividends pursuant to a resolution of its board of directors. Toyota’s board of directors resolves to pay year-end dividends to holders of common stock and registered pledgees of common stock of record as of March 31, the record date, in each year.

At the 111th Ordinary General Shareholders’ Meeting held in June 2015, Toyota’s shareholders approved amendments to Toyota’s articles of incorporation permitting the issuance of Model AA Class Shares in the future. Toyota resolved at its board of directors meeting held on December 14, 2020 to exercise Toyota’s cash call option to acquire all outstanding First Series Model AA Class Shares and, subject to such acquisition, to cancel all First Series Model AA Class Shares pursuant to the Companies Act of Japan (the “Companies Act”). Toyota completed the acquisition of all outstanding First Series Model AA Class Shares on April 2, 2021 and cancelled them on April 3, 2021. At the 117th Ordinary General Shareholders’ Meeting held in June 2021, Toyota’s shareholders approved amendments to Toyota’s articles of incorporation to, among other things, eliminate the First Series Model AA Class Shares through the Fifth Series Model AA Class Shares as classes of Toyota’s capital stock, effective June 16, 2021. Prior to the June 16, 2021 amendment, the articles of incorporation provided that, in the event that Toyota paid a year-end dividend to holders of common stock, it would pay a year-end dividend to any holders of Model AA Class Shares or registered pledgees of Model AA Class Shares of record as of the record date for the year-end dividend, in the amount payable on the Model AA Class Shares pursuant to their terms (“AA Dividends”), in preference to holders of common stock or registered pledgees of common stock.

In addition to these year-end dividends, Toyota may pay an interim dividend in the form of cash distributions from its distributable surplus to holders of common stock and pledgees of common stock of record as of September 30, the record date, in each year by a resolution of its board of directors. Prior to the June 16, 2021 amendment, the articles of incorporation provided that, in the event that Toyota paid such interim dividends, Toyota would pay an amount equivalent to one-half of the AA Dividends (“AA Interim Dividends”) as an interim dividend to any holders of Model AA Class Shares or registered pledgees of Model AA Class Shares of record as of the record date for the interim dividend, in preference to holders of common stock or registered pledgees of common stock.

In addition, under the Companies Act, dividends may be paid to holders of common stock and pledgees of record of common stock as of any record date, other than those specified above, as set forth in Toyota’s articles of incorporation or as determined by its board of directors from time to time. Under the Companies Act, dividends may be distributed in cash or (except in the case of interim dividends mentioned in the third preceding paragraph) in kind, subject to limitations on distributable surplus and to certain other conditions.

The following table sets forth the dividends declared per share of common stock by Toyota for each of the periods shown. The periods shown are the six months ended on that date. The U.S. dollar equivalents for the cash dividends shown are based on the noon buying rate for Japanese yen on the last date of each period set forth below.

	Cash Dividends per Common Share
Period Ended	Yen	U.S. dollars
September 30, 2019	100.0	0.92
March 31, 2020	120.0	1.10
September 30, 2020	105.0	0.99
March 31, 2021	135.0	1.21

Toyota deems the benefit of its shareholders as one of its priority management policies, and it continues to work to improve its corporate structure to realize sustainable growth in order to enhance its corporate value. Toyota will strive for the stable and continuous payment of dividends, seeking to maintain and improve upon the consolidated payout ratio of 30% to its shareholders.

With a view to surviving tough competition and transitioning to a mobility company, Toyota will utilize its internal funds mainly for investment in growth for the next generation such as environmental technologies to achieve a carbon neutral society and safety technologies for the safety and security of its customers. Considering these factors, with respect to the dividends for fiscal 2021, Toyota has determined to pay a year-end dividend of 135 yen per share of common stock by a resolution of the board of directors pursuant to Toyota’s articles of incorporation. As a result, combined with the interim dividend of 105 yen per share of common stock, the annual dividend will be 240 yen per share of common stock, and the total amount of the dividends on common stock for the year will be 671.0 billion yen. Furthermore, Toyota resolved, at its board of directors meeting held on May 12, 2021, to repurchase a maximum of 41 million shares of its common stock at a total maximum amount of 250 billion yen. Toyota will flexibly repurchase shares with the aim to promote capital efficiency by comprehensively taking into consideration its investment in growth, level of its dividends, its cash reserves and the price level of its common stock.

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

Reviewing the general economic environment for the fiscal year ended March 2021, due to the impact of COVID-19 continuing from the previous fiscal year, the economy faced a sharp slowdown and hit a bottom from April to June 2020. Due to economic activities resuming and stimulus measures taken in many countries, from July 2020, the economy gradually recovered, but growth remained low throughout fiscal 2021. Many automotive markets, other than China and certain other regions where the impact of COVID-19 was limited, recorded significantly lower results than that of the previous fiscal year, due partly to the impact of the suspension of operations at factories and business at dealers worldwide.

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

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For example, for reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code of Japan and continues to exist under the Companies Act. Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly Toyoda Automatic Loom Works, Ltd.). Toyota became a separate company in August 1937. In 1982, the Toyota Motor Company and Toyota Motor Sales merged into one company, the Toyota Motor Corporation of today. As of March 31, 2021, Toyota operated through 544 consolidated subsidiaries (including structured entities) and 169 associates and joint ventures accounted for by the equity method.

See “— Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures between April 1, 2019 and March 31, 2021 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

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

4.B BUSINESS OVERVIEW

Toyota primarily conducts business in the automotive industry. Toyota also conducts business in finance and other industries. Toyota sold 7,646 thousand vehicles in fiscal 2021 on a consolidated basis. Toyota had sales revenues of ¥27,214.5 billion and net income attributable to Toyota Motor Corporation of ¥2,282.3 billion in fiscal 2021.

Toyota’s business segments are automotive operations, financial services operations and all other operations. The following table sets forth Toyota’s sales to external customers in each of its business segments for each of the past two fiscal years.

	Yen in millions
	Year Ended March 31,
	2020	2021
Automotive	26,770,379	24,597,846
Financial Services	2,172,854	2,137,195
All Other	923,314	479,553

Toyota’s automotive operations include the design, manufacture, assembly and sale of passenger vehicles, minivans and commercial vehicles such as trucks and related parts and accessories. Toyota’s financial services business consists primarily of providing financing to dealers and their customers for the purchase or lease of Toyota vehicles. Toyota’s financial services business also provides mainly retail installment credit and leasing through the purchase of installment and lease contracts originated by Toyota dealers. Related to Toyota’s automotive operations, Toyota is working towards having all of its vehicles become connected vehicles, creating new value and reforming businesses by utilizing big data obtained from those connected vehicles, and establishing new mobility services. Toyota’s all other operations business segment includes the information technology related businesses including a web portal for automobile information called GAZOO.com, etc. Please see “— Automotive Operations — Realizing a Smart Mobility Society that expands through connected car technologies — Connected with people (COMFORT) — Connected Service” for details on GAZOO.com.

Toyota sells its vehicles in approximately 200 countries and regions. Toyota’s primary markets for its automobiles are Japan, North America, Europe and Asia. The following table sets forth Toyota’s sales to external customers in each of its geographical markets for each of the past two fiscal years.

	Yen in millions
	Year Ended March 31,
	2020	2021
Japan	9,503,238	8,587,193
North America	10,419,869	9,325,950
Europe	3,133,227	2,968,289
Asia	4,785,489	4,555,897
Other*	2,024,724	1,777,266

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

During fiscal 2021, 27.8% of Toyota’s automobile unit sales on a consolidated basis were in Japan, 30.3% were in North America, 12.5% were in Europe and 16.0% were in Asia. The remaining 13.4% of consolidated unit sales were in other markets.

The Worldwide Automotive Market

Toyota estimates that annual worldwide vehicle sales totaled approximately 80 million units in 2020.

Automobile sales are affected by a number of factors including:

•	social, political and economic conditions;

•	introduction of new vehicles and technologies; and

•	costs incurred by customers to purchase and operate automobiles.

These factors can cause consumer demand to vary substantially from year to year in different geographic markets and in individual categories of automobiles.

In fiscal 2021, except in China, which contained the outbreak of COVID-19 at an early stage, the world economy experienced a year-on-year contraction in both developed and emerging countries due to the global spread of COVID-19, as well as stay-at-home orders and voluntary stay-at-home efforts to control the outbreak, causing a difficult situation in which many countries in the world were driven into an unprecedented crisis requiring public spending and the launch of substantial monetary easing measures. The United States saw a recovery thanks to major stimulus measures and monetary easing policy. In Europe, resurgences of new cases and repeated lockdowns caused economic stagnation. In Japan, amid an economic slowdown caused by the consumption tax increase in October 2019, the economy experienced a sharp slowdown owing to the state of emergency issued and voluntary stay-at-home efforts in relation to the outbreak of COVID-19; the resurgences of new cases also delayed economic recovery. China, which succeeded in the early containment of the spread of COVID-19, enjoyed a rapid recovery from mid-2020 spurred partly by pent-up demand related to COVID-19 and government measures. However, emerging countries in Asia and other regions also saw an economic slowdown owing to sluggish demand from abroad and travel restrictions.

The automotive industry was also impacted by the foregoing factors and experienced a year-on-year contraction for the third straight year, resulting in a greater market contraction than during the 2008 financial crisis. Both developed and emerging countries generally recorded year-on-year contractions, including China, which achieved an early economic recovery, recorded a year-on-year contraction for the third straight year. Developed markets, whose governments have sufficient financial capacity, have generally recovered more quickly than emerging markets, and the speed of recovery has varied from country to country, as it is affected by the prevalence and severity of infections.

In the medium- to long-term, Toyota expects the automotive market to continue growing driven principally by growth in China and other emerging markets. However, global competition is expected to be severe, as the pace of technological advancement and development of new products, particularly related to electrification, quickens further, including in response to a heightened global awareness of the environment with a view to carbon neutrality and the strengthening of various standards in line with such awareness.

In 2020, China, North America, Europe and Asia were the world’s largest automotive markets. The share of each market across the globe, which Toyota estimates based on the available automobile sales data in each country and region information, was 32% for China, 22% for North America (21% excluding Mexico and Puerto Rico), 21% for Europe and 10% for Asia. In China, new vehicle sales decreased for the third straight year to approximately 25.2 million units. In North America, new vehicle sales were approximately 17.1 million units, down from the previous year. In Europe, new vehicle sales also decreased from the previous year at approximately 16.6 million units. In Asia (including India but excluding Japan and China), new vehicle unit sales also decreased from the previous year to approximately 8.1 million units.

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

The development of the worldwide automotive market includes the continuing globalization of automotive operations. Manufacturers seek to achieve globalization by localizing the design and manufacture of automobiles and their parts and components in the markets in which they are sold. By expanding production capabilities beyond their home markets, automotive manufacturers are able to reduce their exposure to fluctuations in foreign exchange rates, as well as to trade restrictions and tariffs.

Over the years, there have been many global business alliances and investments entered into between manufacturers in the global automotive industry. There are various reasons behind these transactions including the need to address excessive global capacity in the production of automobiles, and the need to reduce costs and improve efficiency by increasing the number of automobiles produced using common vehicle platforms and by sharing research and development expenses for environmental and other technology, the desire to expand a company’s global presence through increased size; and the desire to expand into particular segments or geographic markets.

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

Toyota Philosophy

In order to advance its transition to a mobility company, Toyota has reflected on the path it has taken thus far and has formulated the “Toyota Philosophy” as a roadmap for the future.

Toyota’s mission is “Producing Happiness for All” by expanding the possibilities of people, companies and communities through addressing the challenges of mobility as a mobility company. In order to do so, Toyota will continue to create new and unique value with various partners by relentlessly committing towards monozukuri (manufacturing), and by fostering imagination for people and society.

MISSION	Producing Happiness for All Using our technology, we work towards a future of convenience and happiness, available to all
VISION

Creating Mobility for All
Toyota strives to raise the quality and availability of mobility so that individuals, businesses, municipalities and communities can do more, while achieving a sustainable relationship with our planet

VALUE	We unite our three strengths (Software, Hardware and Partnerships) to create new and unique value that comes from the Toyota Way

Selected Initiatives

As the automotive industry faces a once-in-a-century transformational period, Toyota has once again returned to its founding philosophy, summarizing the spirit it has maintained since the creation of the “Toyoda Precepts” to formulate the “Toyota Philosophy” as its signpost for an era when the future is difficult to foresee. Toyota has defined its mission as “Producing Happiness for All,” and has made clear its view that it will continue to pursue its customers’ happiness, even if the products it produces change. Toyota believes that taking action to realize its vision of creating “mobility for all” translates into taking care of our “home planet,” similar to our hometown or home country, and leads to sustained efforts to achieve the aims of the SDGs to “build a better world” while ensuring that “no one will be left behind.”

Toyota is accelerating its efforts to address carbon neutrality and other social challenges, and to manage rapid technological innovations such as automated driving and connected vehicles. Toyota is also promoting digitalization as a platform for open collaboration with a wide range of companies, and creating an environment for obtaining necessary information when needed. The following are the details of Toyota’s efforts that Toyota is focusing on in particular.

Electrification

It is essential to promote the electrification of vehicles to achieve carbon neutrality. The Toyota group continues to contribute to the reduction of CO2 emissions by offering various options such as hybrid electric vehicles (“HEVs”), plug-in hybrid electric vehicles (“PHEVs”), battery electric vehicles (“BEVs”), and fuel cell electric vehicles (“FCEVs”) according to customer needs that may vary depending on the energy situation, infrastructure development status and uses of vehicles in each country or region, and by further promoting the popularization of electrified vehicles. Since the rollout of the first-generation Prius, Toyota has developed a full lineup of electrified vehicles without being satisfied with just HEVs, a single technology, and now offers a wide range of electrified vehicles worldwide, including 45 HEV models, 4 PHEV models, 4 BEV models and 2 FCEV models.

For HEVs, which are Toyota’s main type of electrified vehicles, Toyota will improve the performance of the Toyota Hybrid System and develop various models, such as high-powered models and simplified models, and thereby expand its product lineup that meets various needs. To expand the sales of electrified systems, Toyota will work with BluE Nexus Corporation to increase its competitiveness in products related to electrification, as well as to enhance its technical support and services provided to its customers.

With regard to BEVs, Toyota launched the two-seater “C+pod” ultra-compact battery electric vehicle to corporate users, local governments and other organizations in Japan, with a view to build new business models. Toyota will take this opportunity to provide new services unique to BEVs in an empirical manner. In China, Toyota launched the “C-HR EV” and “IZOA EV,” the first BEVs to be launched under the Toyota brand. Furthermore, Toyota is planning to launch 15 models, including 7 models of the “Toyota bZ series,” globally by 2025.

In order to promote the use of hydrogen, including the use of FCEVs, in addition to marketing the “MIRAI,” which has achieved significant improvements in performance, Toyota will also develop a product that packages a fuel cell (“FC”) system into a compact module, and work with various FC product companies to promote the widespread use of FC technologies in a variety of applications, including mobility such as trucks, buses, trains and ships, as well as stationary generators. Toyota has also established the Japan Hydrogen Association and is working to find new partners to make, carry and use hydrogen. Furthermore, Toyota is working to “make ever-better cars” through motorsports and took on new challenges towards carbon neutrality. For example, in May 2021, Toyota completed laps in a 24-hour endurance race with its Corolla, which is installed with hydrogen engines that generate power through the combustion of hydrogen.

In addition to promoting the spread of electrified vehicles, Toyota will work to utilize hydrogen engines and carbon neutral fuels, and create a carbon neutral society for the entire life cycle from production through sales, disposal and recycling.

Safety and automated driving

The Toyota group is engaged in the development and promotion of automated driving technology with the aim of completely eliminating traffic injuries and fatalities and providing safe, secure and smooth mobility to all. The development philosophy, “Mobility Teammate Concept,” is about building relationships between people and vehicles as if they were teammates. The new LS and new MIRAI are equipped with the new Advanced Drive function of Lexus Teammate and Toyota Teammate, the latest in Toyota’s advanced driving assist technologies, to assist diving operations on expressways and motor-vehicle-only roadways. In order to provide our safety technologies to more customers, Toyota is also adopting its latest preventive safety package for new models and developing a new “Acceleration Suppression Function.”

Furthermore, Toyota started to offer free access to its “THUMS” virtual human body model software, which enables computer simulation and analysis of injuries caused in vehicle collisions, for use by a wide variety of users from 2021. Through this, Toyota is working to further enhance vehicle safety across the entire automotive industry, and to help realize a safe society.

Connected cars and MaaS

The Toyota group is expanding and developing new functions for its Mobility Service Platform (MSPF), an ecosystem for openly providing various functions needed for mobility services. Going forward, Toyota will expand its collaboration with Amazon Web Services, Inc. and enhance its foundations for accumulating and using MSPF’s big data in readiness for the huge volume of data transactions expected in the future. At the same time, Toyota will build a foundation for streamlined and secure group-wide sharing of big data. Also, as a new function on the MSPF, Toyota has developed an operations management system to support the provision of services that will enable practical use of the e-Palette, a BEV for autonomous mobility, as a service (Autono-MaaS) applications.*

In anticipation of the coming future society in which towns, homes, people and cars are all connected, Toyota will address social challenges through the development of new services that enrich people’s lives and the utilization of big data.

Software First

In order to provide new technologies and services to its customers in a timely manner, Toyota will make a shift from the conventional hardware-driven vehicle development to a “software first” approach that undertakes product development starting with software. The launching of the new LS and new MIRAI equipped with “Advanced Drive” in April 2021 is its first step in achieving its concept of “software first.” Even after customers purchase its products, Toyota will continue to improve safety and add new functions through software updates. As a basis of these software updates, vehicles will be equipped with state-of-the-art hardware with high performance in perception, calculation, and reliability (or redundancy). Through these means, Toyota will provide even greater added value to its customers.

The software platform that will form the foundation for new development, “Arene,” will accelerate development and enable the verification of safety, application to various applications, and collaborations with numerous partners. In addition, Toyota’s Automated Mapping Platform gathers information on the cloud and creates maps that are updated accurately in real time, on a global scale.

In order to effectively and efficiently enhance this type of development capabilities, in January 2021, Toyota Research Institute — Advanced Development, Inc. (“TRI-AD”) transitioned to a new structure consisting of Woven Planet Holdings, Inc., a holding company, Woven Core, Inc. and Woven Alpha, Inc., both operating companies, and Woven Capital, L.P., an investment fund. Under the vision of “Mobility to Love, Safety to Live,” Toyota will move forward with its development efforts with the goal of providing safety, security and freedom of mobility to everyone.

Woven City

Woven City, announced in January 2020, got off to a new start after the groundbreaking ceremony held on February 23, 2021.

Toyota will develop a site at Toyota Motor East Japan, Inc.’s Higashi Fuji Plant to create a living laboratory where it can introduce and verify technologies such as automated driving, MaaS, personal mobility, robotics, smart homes and artificial intelligence (“AI”) in a real-world environment that people live in. In anticipation of an era in which all goods and services that support people’s lives will be connected, its aim is to continue creating new value and business models by speeding up the cycle of development and verification of technologies and services in this city. Woven City will be an “ever-evolving city” that is constantly improving, by adopting Toyota’s Kaizen method, which is to think that “there is always a better way.”

By centering on people and imagining the life of each resident, and by demonstrating future technologies in both the virtual and real world, Toyota believes that it can propose new value and lifestyles for the mobility of people, goods and information. Toyota will work with various partner companies and researchers to create the new city in its quest to create an even-better way of life and mobility for all.

*	Combination of “autonomous” and “mobility as a service,” describing Toyota’s mobility services using automated driving vehicles.

Toyota Environmental Challenge 2050

Positioning responding to environmental issues as one of the most prioritized challenges for management, Toyota has tackled head-on activities, such as the development and promotion of electrified vehicles including HEVs and FCEVs, efficient production that puts less of a burden on the environment, appropriate treatment of end-of-life vehicles and the recycling of hybrid vehicle batteries, and planting trees and ecosystem conservation for the coexistence of humans and nature in harmony.

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

In order to contribute to the realization of a sustainable society, the Toyota Environmental Challenge 2050 has set forth the six challenges listed below for Toyota to address. Those challenges are to reduce CO2 emissions from driving and producing, as well as throughout the lifecycle of, vehicles, and to ensure a net positive impact on the Earth and society toward 2050. By combining those challenges with short and medium-term targets to be set as necessary, Toyota is steadily engaged in such initiatives.

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

In April 2020, Toyota announced the Seventh Toyota Environmental Action Plan — 2025 Target, which sets specific action plans and targets for a five-year period, beginning from 2021, in order to achieve the Environmental Challenge 2050. Toyota also announced a guideline for annual global sales of electrified vehicles in 2030 in connection with the New Vehicle Zero CO2 Emissions Challenge in May 2021, and announced a new target for 2035 with respect to the Plant Zero CO2 Emissions Challenge in June 2021.

1.	New Vehicle Zero CO2 Emissions Challenge: Reduce global average CO2 emissions during operation from new vehicles by 90% from Toyota’s 2010 global level by 2050

2025 Target:

•	Reduce global average CO2 emissions (TtW, g/km) from new vehicles by 30% or more compared to 2010 levels

•	Make all models in the Toyota and Lexus lineups worldwide available either as a dedicated electrified model or with an electrified option, by around 2025

As of May 2021, Toyota announced a guideline for annual global sales of electrified vehicles in 2030 of approximately 8 million units, including a combined total of approximately 2 million BEVs and FCEVs, based on certain assumptions, such as future laws and regulations of various countries and the status of the spread of renewable energy. Toyota will continue to promote the popularization of electrified vehicles to contribute to the realization of carbon neutrality.

2.	Life Cycle Zero CO2 Emissions Challenge: Completely eliminate all CO2 emissions from the entire vehicle life cycle

2030 Milestone:

•

Reduce CO2 emissions by 25% or more over the entire vehicle life cycle compared to 2013 levels by promoting activities for the milestones of Challenges 1 and 3, and with support from stakeholders such as suppliers, energy providers, infrastructure developers, governments and customers

2025 Target:

•	Reduce CO2 emissions by 18% or more throughout the entire vehicle life cycle compared to 2013 levels

•	Japan: Reduce CO2 emissions by 7% by improving transport efficiency compared to 2018 levels (average of 1% reduction per year)

•	Overseas: Reduce CO2 emissions by vessels for export (introduce two LNG-powered pure car carriers)

•	Promote CO2 emissions reduction activities among major suppliers

•	Achieve 100% introduction rate for CO2 emissions reduction items at newly-constructed and remodeled dealers

3.	Plant Zero CO2 Emissions Challenge: Achieve zero CO2 emissions at all plants worldwide by 2050

2025 Target:

•	Reduce CO2 emissions by implementing innovative technologies and daily kaizen and introducing renewable energy

•	Reduce CO2 emissions from global plants by 30% compared to 2013 levels

•	Achieve 25% introduction rate for renewable electricity

•	Promote proactive technological development to utilize hydrogen

In addition, in June 2021, as part of its important manufacturing activities that will pave the way for the future, Toyota announced that it will take on various challenges to make its global plants carbon neutral by 2035.

4.	Challenge of Minimizing and Optimizing Water Usage: Minimize water usage and implement water discharge management based on individual local conditions

2030 Milestone:

•	Implement measures, on a priority basis, in the regions where the impact on the water environment is considered to be large

•	Water quantity: Complete measures at the four Challenge-focused plants in North America, Asia, and Southern Africa

•	Water quality: Complete impact assessment and measures at all of the 22 plants where used water is discharged directly into rivers in North America, Asia and Europe

•	Disclose information appropriately and communicate actively with local communities and suppliers

2025 Target:

Water quantity

•	Reduce water usage taking the water environment in each country and region into consideration

•	Promote wastewater recycling, rainwater use and various activities, including daily kaizen

•	Reduce global water usage by 3% per vehicle produced compared to 2013 levels (reduce by 34% compared to 2001 levels)

•	Complete measures at two Challenge-focused plants where the water environment is considered to have a large impact

Water quality

•	Thoroughly manage water discharge quality under internal standards that are stricter than regulatory standards

•	Continuously assess the impact of wastewater at all plants where it is discharged directly into the river

5.	Challenge of Establishing a Recycling-Based Society and Systems: Promote global deployment of End-of-life vehicle treatment and recycling technologies and systems developed in Japan

2030 Milestone:

•	Complete establishment of battery collection and recycling systems globally

•	Complete set up of 30 model facilities for appropriate treatment and recycling of end-of-life vehicles

2025 Target:

•	Complete set up of 15 model facilities for appropriate treatment and recycling of end-of-life vehicles

•	Continuously accelerate easy-to-dismantle designs

•

Integrate easy-to-dismantle designs to respond to appropriate treatment and recycling of end-of-life vehicles and resource issues, and provide appropriate information (large batteries, fuel cell (FC) hydrogen tank and others)

•	Establish a safe and efficient system for battery 3R (Rebuilt, Reuse and Recycle), eyeing the widespread use of electrified vehicles

•	Aim to maximize collection and detoxification of end-of-life batteries globally

•	Start operating battery 3R throughout five regions — Japan, U.S., Europe, China and Asia (Battery 3R: Rebuilt, Reuse, and Recycle)

•	Develop technologies to utilize recycled materials (especially plastics) in accordance with the conditions in each region

•	Promote utilization by technological development to optimally exploit recycled materials in Europe and to increase the supply of recycled materials in Japan

6.

Challenge of Establishing a Future Society in Harmony with Nature: Connect these nature conservation activities beyond the Toyota group and its business partners to communities, with the world, and to the future

2030 Milestone:

•

Realize “Plants in Harmony with Nature” — Twelve plants in Japan and seven plants overseas — as well as implement harmony-with-nature activities in all regions where Toyota is based in collaboration with local communities and companies

•	Contribute to biodiversity conservation activities in collaboration with NGOs and others

•	Expand initiatives both in-house and externally to foster environmentally conscious persons responsible for the future

2025 Target:

•	Realize “Plant in Harmony with Nature” — six in Japan and four overseas

•	Promote activities to connect with local communities in collaboration with Toyota group companies and other affiliated companies

•	Start activities promoting harmony with nature in collaboration with local communities and companies toward biodiversity conservation

•	Globally strengthen conservation of endangered species, which symbolize biodiversity in collaboration with NGOs and others

•	Implement globally unified initiatives to foster environmentally conscious persons responsible for the future

•	Offer environmental education opportunities by utilizing biotopes and others in collaboration with “Plant in Harmony with Nature”

•	Foster environmentally conscious persons at both in-house and outside sites, including plants and the Forest of Toyota, by utilizing educational tools in harmony with nature for the next generation

Automotive Operations

Toyota’s sales revenues from its automotive operations were ¥24,651.5 billion in fiscal 2021 and ¥26,799.7 billion in fiscal 2020.

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

Vehicle Models

Toyota’s vehicles (produced by Toyota, Daihatsu and Hino) can be classified largely into electrified vehicles and conventional engine vehicles. Toyota’s product line-up includes subcompact and compact cars, mini-vehicles, mid-size, luxury, sports and specialty cars, recreational and sport-utility vehicles, pickup trucks, minivans, trucks and buses.

Electrified Vehicles

HEVs and PHEVs

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

In the last three years, Toyota has strengthened its hybrid lineup by adding the fully remodeled Avalon HV in April 2018, the fully remodeled Corolla Sport in May 2018, the fully remodeled Crown HV and Century HV in June 2018, the new model ES HV in October 2018, the new model UX HV in November 2018, the fully remodeled RAV4 HV in December 2018, the fully remodeled Corolla SD and WG HV in February 2019, the fully remodeled Yaris HV, new Lexus models LM HV and the fully remodeled Highlander HV in February 2020, the fully remodeled RAV4 PHV and the fully remodeled Harrier HV in June 2020, the new model Corolla Cross HV in July 2020, the new model Yaris Cross HV in August 2020 and the fully remodeled Sienna HV in October 2020.

BEVs

Toyota started sales of the UX EV in China in April 2020 and then in Europe and Japan. In the future, Toyota plans to rollout 15 BEV models, including 7 new BEV models of the “TOYOTA bZ Series,” globally by 2025.

FCEVs

Toyota began limited sales of a fuel cell vehicle in Japan and the United States in December 2002. Since then, Toyota has made advances by solving technological issues such as the above and worked towards the practical use of such solutions, culminating in the general sale of the world’s first mass produced fuel cell vehicle MIRAI in Japan beginning in December 2014, in the United States beginning in June 2015 and in Europe beginning in September 2015. Toyota also launched “SORA,” the first production model fuel cell bus to receive vehicle type certification in Japan, in March 2018. Toyota launched the fully remodeled MIRAI in Japan, the United States and Europe in February 2020.

Conventional Engine Vehicles

Subcompact and Compact

Toyota’s subcompact and compact cars include the four-door Corolla sedan, which is one of Toyota’s bestselling models. The Yaris is a compact car designed to perform better and offer greater comfort than other compact cars available in the market with attractive specifications such as low emissions. In Europe, Toyota introduced the fully remodeled Corolla in January 2019 and the fully remodeled Yaris in July 2020. In Japan, in addition to the Corolla Sport, which was introduced in May 2018, and a new Yaris model, which was introduced in February 2020, Toyota introduced the Aqua and Daihatsu introduced four OEM vehicles: the Passo, Roomy, Tank and Raize. In India, Asia, China and other markets, Toyota introduced the Etios and Vios, as well as the AGYA and Rush, which are designed and manufactured by Daihatsu, as well as GLANZA and Urban Cruiser, which are designed and manufactured by Suzuki Motor Corporation (“Suzuki”).

Mini-Vehicles

Mini-vehicles are manufactured and sold by Daihatsu. Daihatsu manufactures mini-vehicles, passenger vehicles, commercial vehicles and auto parts. Mini-vehicles are passenger vehicles, vans or trucks with engine displacements of 660 cubic centimeters or less. Daihatsu sold approximately 505 thousand mini-vehicles and 125 thousand automobiles on a consolidated basis during fiscal 2021. Daihatsu’s largest market is Japan, which accounted for approximately 90% of Daihatsu’s unit sales during fiscal 2021. From 2011, Toyota began to sell some mini-vehicles manufactured by Daihatsu under the Toyota brand.

Mid-Size

Toyota’s mid-size models include the Camry, which has been the bestselling passenger car in the United States for 23 of the past 24 calendar years (from 1997 to present) and also for the last 19 consecutive years. The Camry was fully remodeled in June 2017. Camry sales in the United States for 2020 were approximately 294 thousand units (including Camry hybrids).

Luxury and Large

In North America, Europe, Japan and other regions, Toyota’s luxury lineup consists primarily of vehicles sold under the Lexus brand name. Lexus passenger car models include the LS, the ES, the IS, the CT, the LC and the RC. Toyota also sells the LX, the GX, the RX, the NX and the UX as luxury sport-utility vehicles, and the LM as a luxury minivan. Toyota commenced sales of its luxury automobiles in Japan under the Lexus brand in August 2005. As of March 31, 2021, the Lexus brand lineup in Japan includes the LS, the ES, the IS, the CT, the LX, the RX, the NX, the UX, the LC and the RC. The Toyota brand’s full-size luxury car, the Avalon, was remodeled in April 2018, and the Crown was fully remodeled in June 2018. The Lexus brand’s passenger vehicle ES was fully remodeled in October 2018 and the new luxury minivan model LM was introduced in February 2020. Toyota also fully remodeled the Century limousine in Japan in June 2018.

Sports and Specialty

In May 2019, Toyota introduced a new Supra for the first time in 17 years. Toyota also introduced a new GR Yaris in September 2020.

Recreational and Sport-Utility Vehicles and Pickup Trucks

Toyota sells a variety of sport-utility vehicles and pickup trucks. Toyota’s sport-utility vehicles available in North America include the Sequoia, the 4Runner, the RAV4, the Highlander and the Land Cruiser, and pickup trucks available are the Tacoma and Tundra. The Tacoma, the Tundra, the Highlander and the Sequoia are manufactured in the United States. Toyota also offers five types of sport-utility vehicles under the Lexus brand, including the LX, the GX, the RX, the NX and the UX. Toyota also manufactures the RX and RAV4 models in Canada. Toyota’s pickup truck, the Hilux, has been the bestselling model of all Toyota cars sold in Thailand. Toyota introduced the Lexus brand’s new model UX in November 2018, the fully remodeled RAV4 in January 2019, the fully remodeled Highlander in December 2019, the fully remodeled Harrier in June 2020, the new model Corolla Cross in July 2020 and the new model Yaris Cross in August 2020.

Minivans, Cabwagons, and Semi-Bonnet Wagon

Toyota offers several basic models for the global minivan market. Its largest minivans in Japan, the Alphard and the Vellfire, were remodeled in January 2015. In addition, the Noah/Voxy was remodeled in January 2014, and the new model Esquire was introduced in October 2014 in Japan. The Hiace was remodeled overseas in June 2019, and the Sienna was remodeled in North America in October 2020. Toyota’s other minivan models include the Sienta in Japan.

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

Product Development

New cars introduced outside of Japan during fiscal 2021 and thereafter include the Corolla Cross, Yaris Cross, GR Yaris and Urban Cruiser which is designed and manufactured by Suzuki. Remodeled cars outside of Japan during fiscal 2021 and thereafter include the MIRAI, Harrier and Sienna.

In addition, the IMV product lineup, based on the IMV project to optimize global manufacturing and supply systems, is a lineup of strategic multipurpose vehicles produced from a single platform to meet market demand. The IMV product lineup includes, as of March 31, 2021, the Hilux, Fortuner, and Innova, one or all of which are available in all regions.

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

	Year Ended March 31,
	2020		2021
	Units	%	Units	%
Market
Japan	2,239,549	25.0%	2,125,121	27.8%
North America	2,713,165	30.3	2,312,799	30.3
Europe	1,029,249	11.5	959,363	12.5
Asia	1,600,341	17.9	1,222,073	16.0
Other*	1,372,392	15.3	1,026,749	13.4

Total	8,954,696	100.0%	7,646,105	100.0%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

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

	(Thousands of Units)
	Fiscal Year Ended March 31,
	2020	2021
Japan:
Total market sales (excluding mini-vehicles)	3,185	2,901
Toyota sales (retail basis, excluding mini-vehicles)	1,553	1,505
Toyota market share	48.8%	51.9%

	(Thousands of Units)
	Calendar Year Ended December 31,
	2020	2021
North America:
Total market sales	20,379	17,157
Toyota sales (retail basis)	2,757	2,408
Toyota market share	13.5%	14.0%

Europe:
Total market sales	20,751	16,638
Toyota sales (retail basis)	1,089	993
Toyota market share	5.3%	6.0%

Asia (excluding China):
Total market sales	9,726	8,181
Toyota sales (retail basis)	1,347	969
Toyota market share	13.8%	11.8%

Japan

Japan is one of the leading countries with respect to technological advancements and improvements in the automotive industry and will continue to demonstrate such strength. Toyota strives to earn customer satisfaction by introducing products distinctive of Japan’s manufacturing ability such as value-added products including Lexus models, FCEVs, PHEVs and HEVs, vehicles with three-seat rows and mini-vehicles. Toyota’s consolidated vehicle sales in Japan in fiscal 2021 was 2,125 thousand units, a decrease of 115 thousand units in comparison with the previous year. Toyota endeavors to secure and maintain its large share of and position atop the Japanese market. Toyota held a domestic market share (excluding mini-vehicles) on a retail basis of 45.9% in fiscal 2019, 48.8% in fiscal 2020 and 51.9% in fiscal 2021.

Although Toyota’s principle is to conduct production in regions where it enjoys true competitiveness, it considers Japan to be the source of its good manufacturing practices. Toyota supports its operations worldwide through measures such as the development of new technologies and products, low-volume vehicles to complement local production, production of global vehicle models which straddle multiple regions and supporting overseas factories. Toyota is currently implementing the new platform and the new unit for the Toyota New Global Architecture (“TNGA”) globally, with Japan at the core. In Japan, Toyota is implementing flexible production based on market needs, in order to support its large share of domestic sales. Toyota also closed the Higashi Fuji plant of Toyota Motor East Japan, Inc. at the end of December 2020 and consolidated its production in northeastern Japan. Toyota started construction of the prototype city, or the Woven City, at the former Higashi Fuji plant site from February 23, 2021.

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

Toyota and Mazda have been engaged in collaboration such as the licensing of Toyota’s hybrid technologies to Mazda and the production of compact cars for Toyota at Mazda’s plant in Mexico. In May 2015, towards the goal of making cars with more appeal, Toyota and Mazda entered into an agreement to build a long-term partnership that would create synergies for both companies through such means as leveraging the resources of both companies and complementing each other’s products and technologies. After subsequent discussions, Toyota signed an agreement to enter into a business and capital alliance with Mazda in August 2017. As part of this business and capital alliance, the companies agreed to mutually acquire shares of the other company with the aim of advancing and strengthening their long-term collaboration, as well as to: 1) establish a joint venture that produces vehicles in the United States; 2) jointly develop technologies for BEVs; 3) jointly develop connected-car technology; 4) collaborate on advanced safety technologies; and 5) expand replenishment of products. Pursuant to this agreement, in October 2017 Toyota and Mazda mutually acquired 50 billion yen worth of shares of each other. Toyota also established EV C.A. Spirit Corporation with Mazda and Denso Corporation (“Denso”) to jointly develop basic structural technologies for BEVs.    Furthermore, in March 2018, Toyota and Mazda established Mazda Toyota Manufacturing, U.S.A., Inc., a new joint venture company, to produce vehicles in the United States starting in 2021. EV C.A. Spirit Corporation concluded its operations in June 2020 and dissolved as scheduled.

In February 2017, Toyota and Suzuki, aiming to contribute jointly to resolution of social issues and achievement of the sound and sustainable development of an automobile-based society, entered into a memorandum of understanding on beginning concrete examination of a business partnership. In November 2017, the two companies agreed to move forward in considering a cooperative structure for introducing [BEVs] in India, and in March 2018, concluded a basic agreement toward the mutual supply of products. In May 2018, Toyota and Suzuki agreed that Toyota will provide Suzuki development support for a compact, ultrahigh-efficiency powertrain, to have Toyota Kirloskar Motor Private Ltd. (“TKM”) produce models developed by Suzuki and to collaborate with respect to African markets. In addition, in March 2019, Toyota and Suzuki began considering the concrete details of collaboration in new areas, such as collaboration in the area of production and promotion of the widespread use of electrified vehicles, by bringing together Toyota’s strength in technologies for electrification and Suzuki’s strength in technologies for compact vehicles. In August 2019, the two companies agreed that Toyota will acquire 4.94% of Suzuki’s shares and that Suzuki will also acquire Toyota shares, further strengthening their relationship and promoting collaboration. As a first step of their collaboration in Africa, starting from September 2020, small passenger hatchback cars, which are designed and manufactured by Maruti Suzuki, are marketed and sold at Toyota’s distributors in South Africa and other African countries. As a second step, a compact SUV was launched in March 2021 and further lineup expansions are planned.

In December 2017, Toyota and Panasonic entered into an agreement to study the feasibility of a joint automotive prismatic battery business. Having repeatedly held discussions since then on the concrete details of their collaboration to achieve high-capacity and high-output automotive prismatic batteries that lead the industry in terms of both performance and cost, as well as to contribute to the popularization of Toyota’s and other automakers’ electrified vehicles, in January 2019, Toyota and Panasonic agreed to establish a joint venture related to the automotive prismatic battery business. Toyota and Panasonic established Prime Planet Energy & Solutions, Inc. in April 2020.

In June 2018, Toyota and Denso agreed to begin to consider consolidating the core electronic component operations of both companies within Denso, and entered into a formal agreement concerning this in April 2019. On April 1, 2020, the production and development functions of electronic components at Toyota’s Hirose Plant was consolidated within Denso. In doing so, the companies established a speedy and competitive development and production structure.

In April 2019, as part of the initiative to further promote the widespread use of BEVs, Toyota announced that it will grant royalty-free licenses on the patents it holds (including some pending applications) for vehicle electrification-related technologies, such as electric motors, power control units (PCUs), and system controls. Toyota also announced that it will provide technical support to other manufacturers developing and manufacturing electrified vehicles when they utilize Toyota’s power train systems.

Toyota, Isuzu Motors Limited (“Isuzu”) and Hino agreed on a new partnership regarding commercial vehicles in February 2021. Toyota intends to combine Toyota’s connected, autonomous / automated, shared, and electric (“CASE”) technologies with the commercial vehicle foundations cultivated by Isuzu and Hino. Through this collaboration, Toyota aims to accelerate societal implementation and dissemination of CASE technologies and services and to help address various difficulties facing the transportation industry, as well as help achieve a carbon neutral society. To promote the partnership, Isuzu, Hino, and Toyota are establishing Commercial Japan Partnership Technologies Corporation, a company for planning CASE technologies and services for commercial vehicles. Furthermore, to smoothly construct and advance the collaboration, Isuzu and Toyota agreed on a capital partnership.

In Japan, there are five major domestic manufacturers, five specialized domestic manufacturers and a growing volume of imports from major United States and European manufacturers. The prolonged economic slump in the Japanese economy and the recent increases in environmental awareness have also shifted consumer preference towards more affordable automobiles, such as compact and subcompact vehicles, and towards utility vehicles, such as mini-vans. For more than 40 years, Toyota has maintained its position as the largest automobile manufacturer in Japan. Every year since fiscal 1999, Toyota, excluding Daihatsu and Hino, has achieved a market share (excluding mini-vehicles) of over 40%, reflecting in part the success of the introduction of new models for subcompact and compact cars, mini-vans and sedans. In August 2005, Toyota launched the Lexus brand in Japan and achieved a record top market share of 25.6% in the luxury market in 2011. Toyota aims to further distinguish the Lexus brand by continuing to attract new and affluent customers including customers that typically had purchased imported vehicles.

North America

The North American region is one of Toyota’s most significant markets. Toyota has reorganized its production structure and made improvements to its product lineup. In addition, Toyota is actively working to promote increased local operations independence in North America, in accordance with the Toyota Global Vision, announced in 2011.

In the North American region, of which the United States is the main market, Toyota has a wide product lineup (excluding large trucks and buses), and sold 2,313 thousand vehicles on a consolidated basis in fiscal 2021. This represents approximately 30% of Toyota’s total unit sales on a consolidated basis. The United States, in particular, is the largest market in the North American region, which accounts for 88% of the retail sales of Toyota in such region. Sales figures for fiscal 2021 were 85.2% of those in the prior fiscal year.

Toyota commenced sales of the first-generation Prius hybrid model in North America in 2000. The Prius became Toyota’s bestselling model behind the Corolla and Camry, having gained particular support among customers concerned with the environment. Toyota continued further expansion of its environmentally friendly vehicles with the introduction of models such as the Camry HV in 2017, the fully remodeled Avalon HV and RAV4 HV in 2018, the Corolla HV and RAV4 Prime in 2019, and Highlander HV, Venza HV and Sienna HV, as well as the second generation MIRAI in 2020.

Since the introduction of the LS and ES models under the premium brand model, Lexus, in the United States in 1989, Toyota has expanded its Lexus sales with models including the GS, IS and RX. Toyota sold 352 thousand units in 2016, 305 thousand units in 2017, 298 thousand units in 2018, when the new model UX and the fully remodeled ES were introduced, 298 thousand units in 2019, and 275 thousand units in 2020.

Toyota is continuing to revise its vehicle models and North American production capacities in response to changes in market conditions. Toyota launched the all-new Camry with the first TNGA platform in North America at the Kentucky plant in 2017 and redesigned Avalon into an all-new model in 2018. Toyota increased the production capacity of the Tacoma from 100,000 to 160,000 in Baja California, Mexico in 2018, and of the Highlander at its Indiana plant in 2019. Toyota’s Mississippi plant started production of the remodeled new Corolla with the TNGA platform in 2019, and its new Mexico plant (Guanajuato) commenced operations at the end of 2019 and began producing the Tacoma. The production of Toyota-brand compact cars for sale in North America that began at Mazda’s plant in Mexico through the business alliance with Mazda in June 2015 ended in November 2020.

In order to further strengthen competitiveness in North America, Toyota will continue the realignment of North American manufacturing operations going forward. As part of this effort, in addition to the production of the NEW SUV at a new plant in Alabama, Toyota announced in April 2021 that two new vehicle models will be produced at its Indiana plant. Toyota will focus its production of mid-sized vehicles in the plant in Canada, along with the plants in Indiana and Kentucky, by commencing production of the mid-sized SUV RAV4 instead of the

Corolla in Canada starting in 2019. Further, Toyota plans to begin production of the Lexus NX compact SUV at the Canada plant from 2022. Toyota also introduced the RAV4 at the Kentucky plant in January 2020 in order to catch up with the expanding SUV market. For powertrains, Toyota plans to increase the production capacity by 120,000 units per year at its West Virginia plant starting in 2021 and further increase the production capacity by 70,000 units per year in 2022. Toyota also plans to raise the production capacity of Alabama plant four-cylinder engines and V6 engines by 230,000 units by 2021.

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

While competition in Europe continues to intensify, Toyota has been expanding its hybrid line-up to further strengthen its sales operations. In parallel, Toyota has entered into supply agreements with Stellantis (formerly Peugeot S.A. (“PSA”)) for light commercial vehicles. To strengthen its business setup so that it is less likely to be affected by exchange rates, Toyota launched RAV4 for Russia at OOO “TOYOTA MOTOR” (“TMR”) and C-HR at Toyota Motor Manufacturing Turkey Inc. (“TMMT”) in 2016 in the form of local production. In addition, Toyota is actively promoting production and sales measures that meet local demand by strengthening its value chain including used car dealerships, after-sales services and finance and insurance services. In January 2021, Toyota took financial ownership of the Toyota Peugeot Citroën Automobile (TPCA) plant in Kolin (Czech Republic), which was a manufacturing joint venture with PSA and has been producing the compact A-segment models since 2005. Toyota had Toyota Motor Europe S.A./N.V. (“TME”) acquire all of the TPCA shares held by PSA, making TPCA a wholly-owned subsidiary of TME from December 2020, and renamed it Toyota Motor Manufacturing Czech Republic (“TMMCZ”). In the second half of 2021, Toyota Motor Manufacturing France S.A.S. (“TMMF”) will start producing Yaris Cross, a new compact SUV revealed in 2020. TMMCZ will also start manufacturing hybrids after expansion and modernization works, which will enable us to introduce TNGA and bridge part of TMMF’s Yaris volume. Thus, the TNGA production system will be installed across all European factories.

In 2020, the European automotive market suffered a substantial impact due to COVID-19 pandemic containment measures, including full-scale lockdowns and other restrictions. After the end of the containment measures, the market recovered back to levels seen in the months prior to COVID-19, but the loss generated during the months of lockdowns remained a major factor in the full-year picture.

Despite the volatile business environment, in fiscal 2021, Toyota achieved an all-time sales record in terms of European market share for the Toyota and Lexus brands combined and passenger car registrations for the Toyota brand (third position). This was thanks to Toyota’s solid backorder deliveries, success in capturing new customers and strong line-up, especially Corolla TS/HB HV, C-HR HV, Yaris HV and RAV4. Toyota’s consolidated vehicle sales in Europe in fiscal 2021 was 959 thousand units, a decrease of 6.8% from fiscal 2020.

In terms of model change, Toyota Motor Manufacturing (UK) Ltd. (“TMUK”) and TMMT implemented a model change for the Corolla in 2018 and 2019, respectively. Also, in Russia, Toyota redesigned the Camry into an all-new model on the TNGA platform in April 2018. In February 2020, Toyota launched a new compact van range, PROACE CITY, supplied by Stellantis, as part of its plan to strengthen Toyota’s line-up in the growing European light commercial vehicle market. In October of the same year, in order to build on the Stellantis-Toyota partnership and further expand its electrified line-up, Toyota launched PROACE and PROACE Verso Electric vans, its first zero-emission battery electric vehicles in Europe. Toyota’s European hybrid line-up encompasses a wide variety of vehicles, from compact cars to large passenger cars and SUVs since Highlander hybrid complemented a large SUV hybrid line-up in January 2021 in order to meet the needs of customers who tend to travel longer distances with a greater percentage of motorway mileage. Additionally, in order to cater to customers seeking the ultimate fun-to-drive vehicle, Toyota launched the GR Supra, the first global model of Toyota motor sports brand Toyota GAZOO Racing, produced at BMW’s Magna Steyr plant in Austria. The first vehicles were delivered to customers in July 2019. This was followed by a highly successful launch of GR Yaris in November 2020, a true road-going sports car developed directly from Toyota’s championship-winning World Rally experience that is suitable for competition driving, yet affordable for many car enthusiasts.

In terms of auto parts, in October 2016, Toyota decided to produce hybrid transaxles and gasoline engines in Poland. Toyota started production of hybrid transaxles in 2018 at Toyota Motor Manufacturing Poland (“TMMP”), a production plant for transmissions and engines, and added two gasoline engines — a 1.5L in 2017 and a 2.0L in 2019 — at Toyota Motor Industries, Poland (“TMIP”), a production plant for diesel engines. In concert with the enhancement of the gasoline engine business, the two companies were integrated in April 2017. To further localize hybrid vehicle production in Europe, in June 2020, TMMP started production of a new 1.5L petrol “Dynamic Force Engine” belonging to the TNGA powertrain family, which is installed in the new generation Yaris made at TMMF, and which will also be fit into Yaris vehicles made at TMMCZ. In April 2021, TMMP also started production of a new generation electric hybrid transmission that works in concert with the 1.5L petrol “Dynamic Force Engine,” as well as production of the MG1 electric motor, which forms an integral part of the electric hybrid transmission.

As part of Toyota’s global vision to evolve into a mobility company, Toyota launched a new mobility brand, KINTO, in Europe in January 2020. Using a distinct and dedicated brand, Toyota aims to appeal to a new category of MaaS customers. KINTO-branded services range from full-service leasing to car sharing, carpooling and subscription. In April 2021, Toyota Fleet Mobility GmbH (TFM), headquartered in Cologne, Germany and owned 51% by Toyota Financial Services Corporation (TFSC), Japan and 49% by Toyota Motor Europe, was renamed KINTO Europe GmbH in order to regroup KINTO-branded mobility services under one roof, bring increased customer value and further unlock market potential. In parallel, local KINTO organizations began operations in main five markets — Spain, France, Italy, UK and Germany — to ensure market by market deployment of KINTO-branded services based on viability and sustainability of the business case.

For promotion of the clean hydrogen industry in Europe, Toyota is supplying and integrating its fuel cell system in various applications such as CaetanoBus, Energy Observer boat, Energy Observer Developments’ maritime range extender (REXH2) and Hydrogen Power Generator (GEH2), and maritime fuel-cell systems developed by Corvus Energy. To support this rapidly-expanding interest in hydrogen technology beyond transportation, Toyota Motor Europe established a dedicated Fuel Cell Business Group in Brussels in July 2020.

Asia

Toyota’s consolidated vehicle sales in Asia (including China) in fiscal 2021 was 1,222 thousand units, a decrease of 23.6% from fiscal 2020.

In light of the importance of the Asian market that is further expected to grow in the long term, Toyota aims to build an operational framework that is efficient and self-reliant, as well as a predominant position in the automotive market in Asia. Toyota has responded to increasing competition in Asia by making strategic investments in the market and developing relationships with local suppliers. Toyota believes that its existing local presence in the market provides it with an advantage over new entrants to the market and expects to be able to promptly respond to demand for vehicles in the region.

In this region, Toyota has been further strengthening its business foundations by improving its product line-up, expanding local procurement and increasing production capacities.

Toyota’s principal Asian markets are Thailand, India, Indonesia and Taiwan.

In Thailand, Toyota has three plants capable of producing approximately 800 thousand units per year, not only to meet domestic demands but to serve as a production base for regions inside and outside the ASEAN region, and produces and exports the Hilux, the Hiace, the Corolla, the Camry and the Vios. Toyota implemented a model change for the Hiace and Corolla in 2019 and began production of the Corolla Cross in 2020 to strengthen its product lineup.

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

In Indonesia, Toyota introduced the Etios and commenced operation of a second plant in Karawang in 2013 in order to meet the diverse customer needs and the expanding market. Currently, Toyota is producing the Vios, the Yaris and the Sienta, and the initial production capacity of 70 thousand units per year has become 130 thousand units per year. Similar to the plant in Thailand, PT. Toyota Motor Manufacturing Indonesia (“TMMIN”) is positioned as a production base for regions inside and outside of the ASEAN region, including the production of Innova and the Fortuner at the first plant. Toyota also constructed a passenger vehicle engine plant that commenced production in February 2016.

In 2016, Toyota began production and sales of the Sienta in Taiwan in response to diversifying demands.In March 2019, Toyota implemented a model change for Corolla in Taiwan. In October 2020, Toyota launched and began production of the Corolla Cross.

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

In China, Toyota has been conducting joint ventures with two major partners, namely, China FAW Group Corporation and Guangzhou Automobile Group Co., Ltd. First, with respect to the joint venture with China FAW Group Corporation, from when production and sales of the Vios started in 2002, production and sales of the Land Cruiser Prado, the Corolla, the Crown, the Coaster and the RAV4 has expanded to include such models. The joint venture has developed production bases in three regions, namely, Tianjin, Changchun and Sichuan, and in Tianjin, the joint venture completed the construction of a new production line to replace an aging existing line in the Teda area in June 2018, and introduced the new-model SUV IZOA, which is a TNGA platform vehicle. In Changchun, where a new plant was launched in 2012, the initial production capacity of 100 thousand units per year has now become 130 thousand units per year. The joint venture also increased annual production capacity of the plant in Sichuan from 30 thousand units to 50 thousand units in the spring of 2015 to increase production of the Prado, and is steadily increasing its production capacity of these three plants, which on an aggregate basis is currently approximately 690 thousand units per year. In addition, the joint venture sought to improve production efficiency by closing small, aging production lines at the Changchun East Plant of Sichuan FAW Toyota Motor Co., Ltd. in December 2016 and the Xiqing Plant of Tianjin FAW Toyota Motor Co., Ltd. in February 2017.

GAC Toyota Motor Co., Ltd. (“GAC Toyota”), a joint venture between Toyota and Guangzhou Automobile Group Co., Ltd., expanded the production and sales of the Camry, the Yaris, the Highlander, the Levin, etc. With regard to production capacity, GAC Toyota has an annual production capacity of approximately 560 thousand units in total due to starting a third plant in early 2018 in addition to the existing first and second plant. GAC Toyota redesigned the Camry in 2017 and the C-HR in 2018 into an all-new model with the TNGA platform, as well as launched new models.

In terms of auto parts, in 2014, Toyota opened a plant in Changshu in Jiangsu, China for the production of the Continuously Variable Transmission (“CVT”) as the first CVT plant outside of Japan and in September 2015, Toyota also began production of HEV Transaxles at the CVT plant. Toyota also launched a plant to produce hybrid vehicle batteries in October 2015.

Total vehicle sales in the Chinese market decreased 2% from 25.78 million in 2019 to 25.21 million in 2020. In this market, Toyota’s sales in 2020 were 1.79 million vehicles, up 11% from the previous year. In the domestically produced passenger vehicle market in mainland China (19.44 million units), Toyota had a market share of 9.2%. In 2020, sales of SUVs expanded as a result of customers’ value diversification. As for Toyota’s distribution network, Toyota has been expanding the distribution network for locally produced vehicles in cooperation with Chinese joint venture partners under Tianjin FAW Toyota Motor Co., Ltd. and Guanqi Toyota Motor Co., Ltd., and for imported vehicles, Toyota has also been expanding primarily the Lexus brand sales network. Toyota plans to further increase sales by expanding the number of dealers and the product lineup for both locally produced and imported vehicles. In addition, as the market in China develops and becomes more sophisticated, Toyota plans to promote the so-called “Value Chain” businesses, such as used cars, services, financing and insurance so as to contribute to the development of a mobility society.

South and Central America, Oceania, Africa and the Middle East

Toyota’s consolidated vehicle sales in South and Central America, Oceania, Africa and the Middle East (collectively, the “Four Regions”) in fiscal 2021 were 1,027 thousand units, a decrease of 25.2% from fiscal 2020.

In these regions, which are expected to become increasingly important to Toyota’s business strategy, Toyota aims to develop new products which meet the specific demands of each region, increase production and further promote sales.

Toyota’s principal markets in the Four Regions are Brazil and Argentina in South and Central America, Australia in Oceania, South Africa in Africa and Saudi Arabia in the Middle East.

The core models in this region are global models such as the Corolla, IMV (the Hilux) and Camry. In order to increase production of IMVs, Toyota increased annual production capacity of the plant in Argentina to 140 thousand units per year at the end of 2015. In order to expand business in Brazil, Toyota constructed a new factory in Sorocaba with an annual production capacity of 70 thousand units, and in 2012, began production and sales of compact vehicles. Starting from the beginning of 2016, Toyota increased production capacity to 110 thousand units per year and started production of the Yaris from June 2018 and the Corolla Cross from March 2021.

Moreover, in terms of auto parts, Toyota commenced first line production at a plant in Brazil for passenger vehicle engines in February 2016, and opened the second line in July 2019.

In Africa, Toyota plans to start production of the Corolla Cross, including an HEV for the first time in South Africa, by the end of 2021. Furthermore, in October 2019, Toyota added an IMV (the Hilux) to its lineup of consigned knockdown production in Kenya. Toyota also plans to start knockdown production of an IMV (the Hilux) in mid-2021 in Ghana.

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

In fiscal 2020, Toyota produced on a consolidated basis 4,413 thousand vehicles in Japan and 4,406 thousand vehicles overseas, and 3,948 thousand vehicles in Japan and 3,605 thousand vehicles overseas in fiscal 2021.

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

	Fiscal Year Ended March 31,
	2020	2021
Units Produced
Japan	4,413,162	3,948,385
North America	1,807,289	1,641,830
Europe	674,125	641,830
Asia	1,521,551	1,014,968
Other*	403,495	305,883
Total	8,819,622	7,552,896

*	“Other” consists of Central and South America, Oceania and Africa.

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

In January 2018, Toyota established the TPS Group, and in order to stay true to itself, Toyota has gone back to its roots, positioning TPS as the bedrock of its management, and is moving forward with initiatives to ensure that TPS is passed on to the future as part of Toyota’s DNA. Specifically, Toyota will have the concepts of “Just-in-Time” and “jidoka,” which are the two main pillars of the TPS, spread within the entire company and have all divisions, including technical and administrative divisions, work to reduce lead time and ensure that abnormalities are made visible, through which Toyota will achieve results by both cost reduction through improved productivity ,as well as improved work quality.

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

Distribution

Toyota’s automotive sales distribution network is the largest in Japan. As of March 31, 2021, this network consisted of 268 dealers employing approximately 110 thousand personnel and operating approximately 4.6 thousand sales and service outlets. TOYOTA Mobility Tokyo Inc. is the only dealer owned by Toyota and the remainder is independent.

Toyota believes that this extensive sales network of independent local interests has been an important factor in its success in the Japanese market. A large number of the cars sold in Japan are purchased from salespersons who visit customers in their homes or offices. In recent years, however, the traditional method of sales through home visits is being replaced by showroom sales, and the percentage of automobile purchases through showrooms has been gradually increasing. Toyota expects this trend to continue even after the COVID-19 related crisis, and accordingly, is working to improve its sales activities such as customer reception and meticulous service at showrooms, as well as online sales, to increase customer satisfaction.

Sales of Toyota vehicles in Japan had been conducted through four sales channels until April 2020, but from May 2020 shifted to a framework where all of its Japanese-market vehicle models are made available through all sales outlets in Japan. In addition, Toyota introduced the Lexus brand to the Japanese market in August 2005, and currently distributes the Lexus brand vehicles through a network of 175 new-vehicle sales outlets dedicated to the Lexus brand in order to enhance its competitiveness in the domestic luxury automotive market. The following table provides information on the dealer network as of March 31, 2021.

Dealers
Channel	Toyota Owned	Independent	Outlets
Toyota brand	1 company	267 companies	4,574 outlets
Lexus brand	21 outlets	154 outlets	175 outlets

Outside Japan, Toyota vehicles are sold through approximately 168 distributors in approximately 203 countries and regions. Through these distributors, Toyota maintains networks of dealers. The chart below shows the number of Toyota distributors as of March 31, 2021 by country and region:

Country/Region	Number of Countries	Number of Distributors
North America	3	5
Europe	53	29
China	1	4
Asia (excluding China)	19	13
Oceania	17	15
Middle East	16	14
Africa	56	48
Central and South America	39	40

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

The key to connecting all cars is on-board data communication modules (“DCMs”), which connect cars to data centers. In 2002, Toyota commercialized its DCMs and launched the G-BOOK service for Toyota vehicles (this service was replaced by T-Connect in 2014). In 2005, DCMs became a standard feature in Lexus cars, and Toyota launched the G-Link service in Japan before expanding it to North America and China. As the first step towards connecting all vehicles, in June 2018, Toyota also launched sales in Japan of the new Crown and Corolla Sport with DCMs as standard features for all vehicles. This marked the start of Toyota’s full-scale roll out of connected cars. Toyota completed installation of DCMs on virtually all passenger vehicles it sells in Japan and the United States in 2020, and will steadily equip more vehicles with DCMs in Japan and other major markets around the world going forward.

•	Pillar 2 — Creation of New Value and Business Revolution

As the number of connected cars on the road increases, so does the big data they generate and Toyota is using this data to contribute to the good of customers and society while revolutionizing its own businesses. Aggregate route history maps were made publicly available after the Great East Japan Earthquake, and such data has subsequently been used in evacuation, response, and recovery operations following several natural disasters. Furthermore, by analyzing the diverse information collected from cars on the road using big data approaches, Toyota will be able to utilize that information to create and enhance services that provide safety and peace of mind. Making DCMs standard features also makes Toyota’s online services more convenient and easier to use. The voice recognition-enabled AI virtual agent understands passengers’ natural speech and performs tasks such as setting the destination for the navigation system. Toyota also has operators standing by 24 hours a day, 365 days a year, to provide a more in-depth response to customer requests. By offering both virtual (AI) and real-world (operators) services, Toyota seeks to provide what it calls “Human Connected Services.”

•	Pillar 3 — Creation of New Mobility Services

Toyota will accelerate cross-industry collaboration through the Mobility Service Platform (“MSPF”). Using the MSPF, Toyota is taking an open approach and working together with all kinds of service providers to contribute to the creation of new mobility services. Toyota has already begun a range of collaborative initiatives. In May 2016, Toyota and Uber Technologies, Inc. (“Uber”) began to consider a partnership in ride-sharing. In 2017, Toyota conducted a pilot program for its Smart Key Box with the United States car-sharing company Getaround, Inc.; began a partnership with Grab Holdings Inc. (“Grab”), the leading ride-hailing service company in Southeast Asia; and began verification testing of connected taxis with the Tokyo Taxi-Hire Association. Going forward, Toyota will work to deepen these and other initiatives in order to create new mobility services and accelerate their commercialization.

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

In 2015, Toyota commercialized the Toyota Safety Sense, a package that includes Automatic Emergency Braking (AEB) and and driving support functions. In 2018, Toyota commercialized the new-generation Toyota Safety Sense (Toyota Safety Sense 2.0 in the United States), which has enhanced AEB and driving support functions. In 2020, Toyota commercialized Toyota Safety Sense 2.5 and Toyota Safety Sense 2.5+ with additional functions, such as to address accidents at intersections. The most recent Toyota Safety Sense 2.5+ has the following functions:

•

“Pre-collision System” is an AEB system that detects obstacles, cars in front and crossing pedestrians during both day and night, as well as crossing bicycles in daytime, all through a sensor installed in a vehicle, and has recently been upgraded to perceive possibilities of a crash with oncoming vehicles when performing a left-hand turn or oncoming crossing pedestrians when performing a left- or right-hand turn at intersections. If a collision seems likely, it proceeds to activate warnings as well as brake assistance, which aids the driver’s operation of the brake, or the automatic braking system, which aids in avoiding the collision altogether or mitigates any damage.

•

“Full-Speed Range Dynamic Radar Cruise Control” is an advanced cruise control system, using radar and a camera designed to adjust the vehicle’s speed, that helps the driver maintain, at speeds ranging from zero to a preset speed, a preset distance from the vehicle in front of the driver. When the vehicle in front of the driver starts to move, the vehicle also resumes follow-up cruising to maintain a preset distance once the driver causes her vehicle to start moving again. This technology has also added the Curve Speed Reduction Function, which estimates the size of an approaching curve using AI technologies and controls the vehicle’s speed when the driver starts to turn the steering wheel.

•

“Lane Tracing Assist” is a system that, when the Dynamic Radar Cruise Control function is running, uses a camera to detect white or yellow lane markers while driving and assists the driver’s operation of the steering wheel by controlling the electric power steering in order to help keep the vehicle traveling in the middle of lane.

•

“Lane Departure Alert with Steering Assist” is designed to issue an audio/visual warning if it detects an inadvertent departure outside of visibly marked lanes. The system is also designed to provide gentle corrective steering if the driver does not take corrective action. It also includes Road Edge Detection, which scans for the boundary between asphalt and the side of the road, such as grass, soil or a curb, and helps keep drivers in their desired lane.

•

“Automatic High Beam” detects the headlights of oncoming vehicles or taillights of vehicles running in front and adjusts the headlight range, automatically switching to low beam or high beam, in order to avoid blinding the visions of drivers with bright lights, as well as to secure drivers’ forward vision at night.

•

“Road Sign Assist” is designed to detect certain traffic signs, such as speed limit signs, stop signs, do-not-enter signs and yield signs, using a forward-facing camera, and display them on a multi-information display inside the vehicle.

•

“Traffic Movement Notification” promotes attentive driving by monitoring the movement of the vehicle ahead and notifying the driver with an indication in the vehicle’s dashboard and an audible alert if the driver remains stationary after the vehicle ahead drives four or more meters away.

Toyota has completed deployment of Toyota Safety Sense on nearly all models sold in Japan, the United States and Europe at an affordable price aimed at widespread adaption. In the United States, Toyota proceeded to make this technology a standard feature on almost all of its vehicles and achieved the voluntary commitment goal to equip AEB (Automatic Emergency Braking) on 95% of vehicles for sale by 2022, as agreed under the industry’s AEB MOU, two years ahead of schedule, and equipped AEB on 97% of vehicles for sale in 2020. The accumulated global shipments of vehicles with Toyota Safety Sense installed exceeded 22 million vehicles (of which approximately 9 million vehicles were shipped to the United States) as of the end of December 2020.

In addition to the above, Toyota is globally promoting the development of “Parking Support Brake,” which detects obstacles in the front or rear of the vehicle using ultrasonic sensors mounted inside in the front and rear of the vehicle and supports avoiding collisions at low speeds and accidents caused by misapplication of the accelerator. Furthermore, to address abnormal operation of the accelerator, even when no obstacles are present, Toyota commercialized the Acceleration Suppression Function that was developed using big data. Toyota has been widely sharing the concept and algorythm of this function within the industry from the development stage in keeping with the philosophy that collaboration is essential for safety. The Acceleration Suppression Function is installed only in vehicles in Japan at present, but Toyota will examine the possibility of deployment in vehicles in other regions in the future after conducting analyses of accident circumstances and big data, as well as the study of customer needs.

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

•

T-Connect/G-BOOK is the latest information network service that merges the latest network technologies and car multimedia a step ahead of the arrival of the ubiquitous network society. T-Connect/G-BOOK provides various types of information useful for driving, as well as safety and security services that detect unusual conditions in the vehicle, thereby supporting a lifestyle with one’s vehicles anytime and anywhere through a network. In 2005, Toyota started G-BOOK ALPHA and G-Link for Lexus, each with additional various features including traffic congestion forecast service. In 2007, Toyota launched G-BOOK mX, which in addition to the well-received conventional safety and security services of G-BOOK, introduced even more useful car navigation services such as “Map-on-Demand”— the world’s first technology for automatically updating map data — and “Probe Communication Traffic Information” that provides drivers with highly precise information on traffic congestion. In 2014, Toyota launched T-Connect, which in addition to conventional telematics services, provides new services and functions through the distribution of applications to on-board devices, as well as destination and other information searches through the adoption of a voice recognition system. In 2018, Toyota made efforts to further enhance T-Connect and added services such as the “e-Care Driving Guidance,” which diagnoses the condition of a car from the vehicle data and an operator advises the driver in the event of abnormality, and further guides the driver to a dealer if necessary, and “Tsunagaru (Connected) Car Insurance Plan,” which is an insurance plan based on driving behavior data. Furthermore, by standardizing the DCM, Toyota improved online services such as the “Voice Recognition-enabled AI Virtual Agent” and “Hybrid Navi.”

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

•

The driver monitor camera that is equipped in “Advanced Drive”, the latest new advanced driving assisting technology of Toyota/Lexus Teammate, alerts the driver through means such as the monitor display when the system detects signs of drowsiness and connects the driver to an agent who speaks to the driver to suggest that the driver take a break when further drowsiness is detected.

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

Furthermore, in 2010, by utilizing technology cultivated through the Internet and telematics services, Toyota developed the Toyota Smart Center (“TSC”) that optimally controls electricity and links BEVs and PHEVs with homes. Toyota aims to offer new services, achieve better vehicle quality and enhance product attractiveness, as well as contribute further to society by utilizing the vehicle information, road conditions and other parameters collected via telematics services and stored at the TSC. With regard to contribution to society, Toyota began offering the Big Data Traffic Information Service in June 2013, through which traffic information, statistics and other related information are provided to local governments, universities and businesses to support traffic flow improvement and assist disaster prevention measures. In December 2016, Toyota launched the TC Smartphone Navigation free-of-charge to users, including those other than Toyota users, to provide readily usable route history maps. Toyota plans to continue to work with new information technologies and the IT industry to establish a framework for TSC’s global implementation and to realize a mobility society of the future.

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

In terms of ride-sharing, in May 2016, Toyota and Uber entered into a memorandum of understanding to explore collaboration with respect to ride-sharing. In August 2018, the scope of collaboration was expanded: Toyota and Uber will be developing vehicles utilizing the technologies of both companies and used exclusively for ride-sharing, and introducing the same into Uber’s ride-share network. Technology establishment of the in-vehicle equipment and control interface is underway. Furthermore, in April 2019, in order to accelerate the development and practical realization of automated driving vehicles for ride-sharing, Toyota announced that it will invest in Uber Advanced Technologies Group (“Uber ATG”) together with Denso Corporation and SoftBank Vision Fund L.P. Uber ATG was acquired by Aurora Innovation Inc. (“Aurora”) in December 2020. In February 2021, Toyota announced that Toyota and Denso will team up with Aurora to develop and manufacture automated driving vehicles based on the mass-produced Sienna for ride-hailing companies such as Uber.

Toyota invested in May Mobility, a pioneering venture company engaged in the development of the automated driving technologies and mobility service businesses in North America. In May 2021, May Mobility announced that it would launch public road testing of automated driving vehicles that are based on the Sienna and equipped with May Mobility’s autonomous driving kit (ADK).

In China, Toyota announced its collaboration with Didi Chuxing (“DiDi”) on e-Palette in January 2018. In July 2019, Toyota and DiDi agreed to expand their collaboration to include MaaS in China, pursuant to which Toyota has established a joint venture with GAC Toyota Motor Co., Ltd. (GTMC) for vehicle-related services for ride-hailing drivers. Through this agreement, Toyota and DiDi provide automobile maintenance support utilizing MSPF and safe driving guidance to ride-hailing drivers and promote initiatives such as to reduce automobile accidents. The two companies also plan to shift to full-scale implementation of services that they have been developing in China to realize more-efficient and high-quality ride-hailing businesses.

In Southeast Asia, Toyota started to collaborate with Grab in August 2017, and commenced a pilot program in Singapore to collect driving data generated from vehicles owned by Grab. In June 2018, Toyota further expanded the collaboration with Grab and invested in Grab. Toyota moved forward with providing various connected services that use MSPF to Grab. As a specific example of such services, in December 2018 Toyota provided the total care service for vehicles to 1,500 vehicles owned by Grab. Toyota started both to provide high-efficiency maintenance reflecting TPS, as well as to cooperate with local insurance companies with the aim of providing insurance services by utilizing driving data. The two companies launched the same initiatives in Indonesia, the principal market for Grab, in 2020.

In August 2016, Toyota and Japan Federation of Hire-Taxi Associations entered into a memorandum of understanding to explore areas for collaboration, so as to develop and introduce the “Japanese taxi of the future.” In February 2018, Toyota invested in JapanTaxi Co., Ltd. Toyota and JapanTaxi agreed on business collaboration in such areas as big-data collection, connected terminals for taxis, and the joint development of vehicle-dispatch support systems to revitalize the taxi industry as a whole and improve its efficiency. Later, Toyota further developed a collaboration with Mobility Technologies Co., Ltd., which was created from JapanTaxi in April 2020 through business combinations. The two companies are advancing efforts in both tangible and intangible aspects to realize a free and seamless mobility society utilizing the mobility of taxies.

Meanwhile, in October 2018, Toyota agreed to work with SoftBank Corp. (“SoftBank”) on the realization of a Mobility Network that delivers safe and comfortable mobility to all people. In February 2019, Toyota and SoftBank established a joint venture, MONET Technologies Inc. (“MONET”). Anticipating the realization of an automated driving society, cooperation with local governments in Japan to provide next-generation on-demand mobility service began. The number of cooperating local governments has increased to more than 100 as of today. In March 2019, MONET established the Monet Consortium in an effort to promote inter-corporate cooperation that aims for the realization of mobility innovation. The Monet Consortium currently has more than 660 participants.

With the background of expanding mobility services and the tightening of data regulations in Europe, Toyota established Toyota Connected Europe, Limited in March 2018, and is promoting car-sharing businesses by utilizing MSPF in Europe in coordination with local dealers.

In January 2018, at “2018 International CES” held in Las Vegas, Nevada in the United States, Toyota announced the “e-Palette Concept,” an EV designed exclusively for Autono-MaaS, leveraging electrification, connected vehicles and automated driving technologies. The e-Palette Concept can be adapted for various services, such as passenger transportation, logistics services or retail services, and is the embodiment of Toyota’s concept of “new mobility” that supports the lifestyles of its customers. Amazon.com, Inc., DiDi Chuxing, Pizza Hut, LLC, Uber and Mazda Motor Corporation are collaborating with Toyota as initial launch partners in order to explore vehicle specifications that are even more practical and to ensure the realization of a new mobility service. Going forward, Toyota is planning to support the transportation of athletes and staff in the Olympic and Paralympic village in the 2021 Tokyo Olympic and Paralympic Games, and launch the service in the early 2020s upon conducting a pilot program with alliance partners. In December 2020, Toyota announced the e-Palette, which has made strides towards practical use, and an operations management system that supports the provision of e-Palette services, at an online event.

In March 2020, Toyota and Nippon Telegraph and Telephone Corporation (“NTT”) agreed to enter into a business and capital alliance with the aim of building a long-term and continuous cooperative relationship that enables the commercialization of smart city businesses, which can solve various issues by improving the

efficiency and sophistication of functions and services in cities and regions and create new value.    The two companies will jointly build a “Smart City Platform” as a core foundation for smart cities and introduce it in various cities in Japan and worldwide.

In October 2020, Toyota and KDDI Corporation (“KDDI”) agreed on a new business and capital alliance with the purpose of further strengthening the relationship between the two companies. With a view to developing next-generation telecommunication standards, Toyota and KDDI will jointly conduct research and development focused on telecommunication platforms that enable optimal communications between towns, homes, people and cars, develop an operations and management system for next-generation connected cars and work to address social issues arising between urban and rural areas and regional communities using big data.

Financial Services

Toyota’s financial services include loan programs and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value-added service. In July 2000, Toyota established a wholly-owned subsidiary, TFSC, to oversee the management of Toyota’s finance companies worldwide, through which Toyota aims to strengthen the overall competitiveness of its financial business, improve risk management and streamline decision-making processes. Toyota has expanded its network of financial services, in accordance with its strategy of developing auto-related financing businesses in significant markets. Accordingly, Toyota currently operates financial services companies in 40 countries and regions, which support its automotive operations globally.

Toyota’s sales revenues from its financial services operations were ¥2,162.2 billion in fiscal 2021 and ¥2,193.1 billion in fiscal 2020. In fiscal 2021, there was major downward pressure on profit in the financing business due to a decline in sales of new cars due to the impact of COVID-19, but the business as a whole saw steady growth mainly due to higher used-vehicle prices in the United States, lower interest rates worldwide and the accumulated balance of earning assets resulting from the enhanced used-vehicle financing and other measures. Under such circumstances, as a result of Toyota’s continued collaboration with dealers in various countries and regions and efforts to expand products and services that meet customer needs, Toyota’s share of financing provided for new car sales of Toyota and Lexus vehicles in regions where TFSC operates remained at a high level of approximately 35%, and the balance of earning assets continued to steadily increase globally, with the exception of some countries. In addition, Toyota is making efforts to provide both its customers and dealers with stable financial services by diversifying its funding methods in recent years, such as issuing Green Bonds in addition to using already existing means as commercial paper, corporate bonds, bank borrowings, ABCP (Asset Backed Commercial Paper) and ABS (Asset Backed Securities). Furthermore, Toyota continued to perform detailed credit appraisals and serve customers by monitoring bad debt and loan payment extensions, and the percentage of credit losses remained low, at 0.23% and 0.29% in fiscal years 2021 and 2020, respectively. Toyota continues to work towards improving its risk management measures in connection with credit and residual value risks.

Toyota Motor Credit Corporation is Toyota’s principal financial services subsidiary in the United States. Toyota also provides financial services in 39 other countries and regions through various financial services subsidiaries, including:

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

The KINTO beloved-car subscription service, which started in Japan in 2019 in response to the shift from “owning” cars to “using” cars, has been steadily enhancing its service lineup and gaining awareness. In Europe, full service leasing is being made available in wider areas. Furthermore, Toyota developed and provides customers with the payment application “TOYOTA Wallet” as a platform that contributes to improving the convenience of customers’ daily payments and creating a foundation for a mobility society.

Finance receivables for all of Toyota’s dealer and customer financing operations were ¥19,205.7 billion as of March 31, 2021, representing an increase of 12.7% as compared to the previous year. The majority of Toyota’s financial services are provided in North America. As of March 31, 2021, 54.6% of Toyota’s finance receivables were derived from financing operations in North America, 13.5% from Asia, 13.2% from Europe, 8.3% from Japan and 10.4% from other areas.

Approximately 45% of Toyota’s unit sales in the United States during fiscal 2021 included a finance or lease arrangement with Toyota. Because the majority of Toyota’s financial services operations are related to the sale of Toyota vehicles, a decrease in vehicle unit sales may lead to a contraction of Toyota’s financial services operations.

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

Retail Leasing

In the area of retail leasing, Toyota’s finance subsidiaries acquire new vehicle lease contracts originated primarily through Toyota dealers. Lease contracts acquired must first meet specified credit standards after which the finance company assumes ownership of the leased vehicle. The finance company is generally permitted to take possession of the vehicle upon a default by the lessee. Toyota’s finance subsidiaries are responsible for contract collection and administration during the lease period. The residual value is normally estimated at the time the vehicle is first leased. Vehicles returned to the finance subsidiaries at the end of their leases are sold by auction. For example, in the United States, vehicles are sold through a network of auction sites, as well as through the Internet. In most cases, Toyota’s finance subsidiaries require lessees to carry automobile insurance on leased vehicles covering the interests of both the finance company and the lessee.

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

Other Financial Services

Toyota Finance Corporation launched its credit card business in April 2001 and began issuing Lexus credit cards in 2005 when the Lexus brand was introduced in Japan. As of March 31, 2021, Toyota Finance Corporation has 16.3 million card holders (including Lexus credit card holders).

All Other Operations

In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive business activities. Sales revenues for these activities totaled ¥1,052.3 billion in fiscal 2021 and ¥1,504.9 billion in fiscal 2020.

Information Technology

See “— Automotive Operations — Realizing a Smart Mobility Society that expands through connected car technologies” for a description of Toyota’s information technology.

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

International Harmonization of Vehicle Regulations

The World Forum for Harmonization of Vehicle Regulations (WP.29) of the United Nations Economic Commission for Europe (UNECE) has developed certain international rules and regulations such as the UN Regulations (UNR) under the 1958 Agreement and the Global Technical Regulations (GTR) under the 1998 Agreement and has been working to promote international harmonization of the technical prescriptions for the construction and approval of wheeled vehicles. The UNR has been adopted in jurisdictions such as Japan, EU and Russia, and each participating party’s type approvals are mutually recognized under the 1958 Agreement. The parties to the 1998 Agreement include the U.S., China and India in addition to Japan, the EU and Russia, and 21 Global Technical Regulations have been established to date. As the progress of the international harmonization of technical prescriptions will lead to the reduction of the variations in product specifications from country to country, it is expected to lead to greater efficiency in Toyota’s product development.

Vehicle Emissions

Japanese Standards

The Air Pollution Control Act of Japan and the Road Transport Vehicle Act and the Act Concerning Special Measures for Total Emission Reduction of Nitrogen Oxides and Particulate Matter from Automobiles in Specified Areas regulate vehicle emissions in Japan. In recent years, in addition to the strengthened regulations on particulate matters emitted from gasoline-fueled vehicles, as can be seen from the adoption of the Worldwide Harmonized Light Vehicles Test Procedure (WLTP) driving cycles and the introduction of the Real Driving Emission (RDE), more stringent regulations have been decided to be introduced to match the European Standards. Moreover, both the Noise Regulation Act and the Road Transport Vehicle Act provide for noise reduction standards on automobiles in Japan.

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

California Standards

Under the federal Clean Air Act, the State of California has been permitted to establish its own vehicle emission control standards if it receives a waiver from the EPA that allow the California standards to preempt less-stringent federal standards. The EPA granted such a preemption waiver to California in January 2013. The waiver provides a legal basis for California’s mandate for zero-emission vehicles. Pursuant to the mandate, the CARB requires that a specified percentage of a manufacturer’s passenger vehicles and light-duty trucks sold in California be “zero-emission vehicles” (vehicles producing no emissions of regulated pollutants), as well as permits certain advanced technology vehicles such as PHEVs, and alternative fuel vehicles that meet “partial zero-emission vehicles requirements,” to be granted partial qualification as BEVs or FCEVs. Toyota’s MIRAI qualifies as a zero-emission vehicle. The current Prius Prime has been certified as a partial zero-emission vehicle. Toyota intends to continue to develop additional advanced technologies and alternative fuel technologies that will allow other vehicles to qualify as zero-emission vehicles or partial-zero-emission vehicles.

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

California has adopted regulations that require that On-Board Diagnostics (“OBD”) systems be incorporated into the computers of vehicles sold in California. OBD systems monitor components that can affect the emission performance of a vehicle and, if a problem with a component is detected, illuminates a warning light on the vehicle’s instrument panel. The systems also store the malfunction information in the computer to facilitate repairs. California’s OBD regulations are the most stringent in the world.

Other States’ Standards

Thirteen states (Colorado, Connecticut, Delaware, Maine, Maryland, Massachusetts, New Jersey, New York, Oregon, Pennsylvania, Rhode Island, Vermont and Washington) have adopted regulations substantially similar to California’s low-emission vehicle requirement, and 12 of these have adopted California’s zero-emission vehicle requirement. In September 2019, the Governors of Minnesota and New Mexico indicated that they planned to adopt California’s low vehicle emissions requirement as well.

Canadian Standards

Canada has finalized vehicle emission standards equivalent to the federal standards in the United States in October 2014, in response to the strengthening of the federal vehicle emission standards in the United States applicable to model years 2017 to 2025. Furthermore, certain Canadian provinces are currently considering enacting their own regulations. On January 11, 2018, the Ministry of Sustainable Development, Environment and the Fight against Climate Change of the Province of Quebec issued regulations on zero-emission vehicles including BEVs, FCVs and PHEVs, among others. In November 2018, the premier of British Columbia announced that the government would introduce legislation concerning zero-emission vehicles (indicating the phase-in introduction starting from model year 2020). Canada also adopted a more stringent fuel rule, which is based on the fuel rule in the United States, that reduces refineries’ annual average sulfur concentration of gasoline to 10mg/kg from 2017 with a new addition of credit system to secure compliance.

European Standards

In 2007, the European Parliament adopted more stringent emission standards for passenger vehicles and light commercial vehicles. The effective date for phasing in these stricter standards for passenger vehicles was September 2014 for Euro 6. For light commercial vehicles, the effective date was September 2015 for Euro 6.

The primary focus of Euro 6 is to limit further emissions of diesel-powered vehicles and bring them down to a level equivalent to gasoline-powered vehicles. The EU is now implementing the Real Driving Emission (“RDE”) regulations, which require manufacturers to conduct on-road emissions tests using portable emissions testers to demonstrate compliance. Since September 2017, manufacturers have been required to reduce the divergence between the regulatory limit tested in laboratory conditions and the values of RDE tests, and this divergence factor was made more stringent for all new vehicles effective January 2021. The EU is now also implementing the Worldwide harmonized Light vehicles Test Procedure (WLTP), which was introduced on September 1, 2017. The On-Board Diagnostics (OBD) regulations have also been tightened in terms of both subject parts and regulatory values. Effective January 1, 2019, the EU implemented an improved WLTP that purports to eliminate test flexibilities and introduces on-board fuel and energy consumption monitoring devices.

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

On August 24, 2018, the EPA and the NHTSA proposed the Safer Affordable Fuel Efficient (“SAFE”) rule, which was meant to replace the rule enacted in 2012 with less stringent greenhouse gas emission standards and CAFE standards. On September 27, 2019, the EPA and the NHTSA issued Part 1 of the final SAFE rule, which is also referred to as the One National Program rule. The One National Program rule withdraws California’s waiver to issue its own, more stringent greenhouse gas emission standards under the LEV III program. The One National Program rule also calls into question the validity of California’s zero emission vehicle mandate (and the other state laws adopting it). On March 31, 2020, the EPA and NHTSA issued Part 2 of the final SAFE rule, which calls for a 1.5% annual increase in the stringency of greenhouse gas emissions and CAFE standards for cars and light trucks for model years 2021 through 2026, as opposed to the 5% annual increase called for in the prior rule enacted in 2012. The EPA and NHTSA project that average fuel economy for 2026 model year vehicles will be 40.4 miles per gallon, compared with 46.7 miles per gallon projected for 2025 model year vehicles under the previous rule enacted in 2012.

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

On January 20, 2021, President Biden issued an Executive Order that directs the EPA and NHTSA to review the SAFE rule and make a recommendation regarding whether the rule should be suspended, revised, or rescinded; and on February 8, 2021, the U.S. Court of Appeals for the District of Columbia granted the Biden Administration’s motion to hold the litigation in abeyance. It is expected that, by July 2021, the EPA will present a proposal for fuel economy and emission standards that are more stringent than the standards under the SAFE rule. Four other automakers had reached a voluntary, non-legally binding agreement with California to increase fuel efficiency by 3.7% each year (rather than 1.5% under the SAFE rule). It is unclear whether the EPA will adopt this new California compromise standard or promulgate more stringent standards.    Whatever the outcome, Toyota plans to meet applicable fuel economy and emissions standards by further developing fuel-efficient technology, alternative fuel technology and other advanced technology.

European Standards

In the EU, the average carbon dioxide emissions limit for light commercial vehicles is currently 147 grams per kilometer and for passenger vehicles 95 grams per kilometer. Manufacturers failing to meet their targets incur penalties of €95 from the first gram of exceedance onwards in 2019 and beyond. Starting in 2021, these emissions targets are tested using the WLTP.

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

To achieve a climate-neutral EU by 2050 and an intermediate target of at least 55% net reduction in greenhouse gas emissions by 2030, the European Commission is preparing a revision of these carbon dioxide emissions targets as part of its “Fit for 55%” package, although these revisions have not yet been proposed.

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

U.S. Standards

In the U.S., in light of the Executive Order issued by President Trump on January 30, 2017, few safety standards providing new technical requirements have been issued. With respect to automated driving vehicles, on January 8, 2020 the Trump Administration and the U.S. Department of Transportation released Ensuring American Leadership in Automated Vehicle Technologies: Automated Vehicles 4.0 (“AV 4.0”). AV 4.0 unified efforts across 38 Federal departments, independent agencies, commissions, and Presidential Executive Offices in providing high level guidance to state and local governments and other stakeholders. AV 4.0 also established Federal principles for the development and integration of automated vehicles.    California and many other states, despite AV 4.0, have adopted different approval systems so that automated vehicles must be compliant with regulations and systems that vary from state to state. On December 23, 2020, California issued its first autonomous vehicle deployment permit.

European Standards

In December 2019, the EU issued the revised General Safety Regulation to tighten the requirements concerning safety and the protection of vehicle occupants and vulnerable road users. This revised General Safety Regulation will make certain vehicle safety equipment mandatory in stages starting 2022, including: advanced emergency braking, emergency lane keeping systems, driver drowsiness and attention warning, intelligent speed assistance, reversing detection systems, tire pressure monitoring systems, and data recorders in case of an accident (“event data recorders”). In relation to this, various UN Regulations are being developed, but it is provided that the equipment for which UN Regulations have not been developed, the EU will establish its own technical standards.

Furthermore, a major overhaul of the EU-type approval framework for motor vehicles was issued in May 2018. The new regulation purports to raise the quality and independency of vehicle type-approval and testing, to increase checks of vehicles that are already on the EU market, and to strengthen European Commission oversight of the framework. It became mandatory for all new vehicle models as of September 1, 2020. Automated driving vehicles must obtain exemption under this framework.

United Nations Standards

The United Nations restructured the existing working parties and established the Working Party on Automated/Autonomous and Connected Vehicles (GRVA) that is dedicated to the development of regulations on automated driving. The GRVA is developing regulations covering functional safety requirements, new evaluation test method requirements, cybersecurity, software updates, data recording for automated driving vehicles and data recording in case of an accident. The new regulations on cyber security, software updates and automated lane keeping system came into effect in January 2021.

Chinese Standards

Vehicle safety regulations in China were in general established having regard to the UN regulations. However, China’s own national technical standards on functions such as batteries, motors, and the charging and remote surveillance of BEVs have been made mandatory. Fuel-cell vehicles are subject to the supervising regulations on the safety of high pressure gas in addition to the vehicle type approval requirement. Moreover, in accordance with the Made in China 2025 policy, more than 100 standards for intelligent connected vehicles (ICV) are being developed (including automation, telecommunication and security).

Environmental Matters

Japanese Standards

Toyota’s automotive operations in Japan are subject to substantial environmental regulation under laws such as the Air Pollution Control Act, the Water Pollution Prevention Act, the Noise Regulation Act and the Vibration Control Act. Under these laws, if a business entity establishes or alters any facility that is regulated by these laws, the business entity is required to give prior notice to regulators, and if a business entity discharges, uses or stores substances that are environmental burdens or causes noise or vibration from such facility, the business entity is also required to comply with the applicable standards. Toyota is also subject to local regulations, which in some cases impose more stringent obligations than the Japanese central government requirements. Toyota has complied with these regulations. Under the Waste Management and Public Cleansing Act, producers of industrial waste must dispose of industrial waste in the manner prescribed in the same act. Toyota has also complied with the same act.

The Soil Contamination Countermeasures Act of Japan requires that land owners conduct contamination testing and submit a report at the time they cease to use hazardous substances, such as in connection with the sale of a former factory, or if there is a possibility of health hazards due to land contamination. If it is found that land contamination exceeds a certain level, the relevant prefectural authority designates the area as considered to be contaminated, orders the land owner to submit a plan for decontamination (such plan must describe the measures to be taken in the area, the reasons therefor, and the deadline for implementing such measures, etc.), and has the land owner take such measures in accordance with such plan. Toyota is suitably managing its land in accordance with the same law. In addition, under the Act on Recycling, etc. of End-of-Life Vehicles, vehicle manufacturers are required to take back and recycle specified materials (automotive shredder residues, air bags and fluorocarbons) of end-of-life vehicles and the provisions concerning such obligations of vehicle manufacturers became effective in January 2005. Toyota has coordinated with relevant parties to establish a vehicle take-back and recycle system throughout Japan. As a result, in fiscal 2020, Toyota achieved a recycling/recovery rate of 96% for automobile shredder residue (the legal requirement being 70%) and 95% for air bags (the legal requirement being 85%) and reached the targets set forth in this law.

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

European Standards

In 2014, the EU adopted a regulation to reduce noise produced by cars, vans, buses, coaches and light and heavy trucks. Noise limit values must ultimately be lowered by four A-weighted decibels for vehicles other than trucks, and three A-weighted decibels for trucks. Compliance must be achieved in three steps over a ten to 12-year period.

The European Commission is currently reviewing the EU Directive on End-of-Life Vehicles with a public consultation process. The Commission expects to present a legislative proposal for revisions to this directive in 2022.

Toyota believes that its operations are materially in compliance with environmental regulatory requirements concerning its facilities and products in each of the markets in which it operates. Toyota continuously monitors these requirements and takes necessary operational measures to ensure that it remains in material compliance with all of these requirements.

Toyota believes that environmental regulatory requirements have not had a material adverse effect on its operations. However, compliance with environmental regulations and standards has increased costs and is expected to lead to higher costs in the future. Therefore, Toyota recognizes that effective environmental cost management will become increasingly important. Moreover, innovation and leadership in the area of environmental protection are becoming increasingly important to remain competitive in the market. As a result, Toyota has proceeded with the development and production of environmentally friendly technologies, such as hybrid electric vehicles, PHEVs, FCEVs, BEVs and high fuel efficiency, low emission engines.

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

Toyota is promoting research and development into the early commercialization of next generation environmentally friendly, energy-efficient and safe-vehicle technology. Toyota is also moving forward with the development of innovative technologies such as electrification, connected vehicles and automated driving so as to realize a mobility society of the future that enables everyone to enjoy freedom of movement beyond the conventional concept of vehicles. To this end, Toyota is focusing on the following areas:

•	further improvements in hybrid technologies, including in functions and cost, and contributions to the environment through advancements;

•	improvement in internal combustion engine fuel economy technology as well as improvement in technology in connection with more stringent emission standards;

•	development of BEVs, FCEVs and other alternative fuel vehicles;

•	development of advanced safety technology designed to promote driving and vehicle safety;

•	development of automated driving technologies

•	connected car technologies; and

•	development of technology to bring about more comfortable travel (driving).

For a detailed discussion of the company’s research and development infrastructure, see “Operating and Financial Review and Prospects — Research and Development, Patents and Licenses.”

Components and Parts, Raw Materials and Sources of Supply

Toyota purchases parts, components, raw materials, equipment and other supplies from multiple competing suppliers located around the world. Toyota works closely with its suppliers to pursue optimal procurement. Toyota believes that this policy encourages technological innovation, cost reduction and other measures to strengthen its vehicle competitiveness. Toyota plans to continue purchases based on the same principle and does not anticipate any difficulty in obtaining stable supplies in the foreseeable future. For example, in 2019, Japan suffered major flooding caused by Typhoon Hagibis, but the operations of Toyota were spared from its impact thanks to utmost efforts with all Toyota suppliers to realize early restoration of damaged local areas and suppliers, as well as alternative production by other suppliers. In 2020, the impact of COVID-19 spread globally and has had an effect on the operations of some of Toyota’s automobile plants. In order to minimize the impact, Toyota continues to study alternative production methods, working together with all of its suppliers.

Because Toyota had more than 50 overseas operations in 27 countries and regions as of March 31, 2021, procurement of parts and components is being carried out not only locally in the country of the production site but also from third countries. As a result, the distribution network has become increasingly complex. In order to realize timely and efficient distribution while minimizing costs, Toyota is promoting efforts to optimize each stage of the supply chain. To this end, Toyota has developed a standardized system of global distribution and is supporting the operation of the system at each production base. The use of the global distribution system aims at implementing parts procurement that meets changes in vehicle production in a timely manner. These varying efforts, combined together, have led to maximized customer satisfaction, as well as to building a good working relationship with Toyota’s suppliers.

Toyota aims to share information and collaborate among the procurement divisions in each of the regions throughout the world in order to procure parts and materials from the most competitive suppliers among Toyota factories located in various areas worldwide. At the same time, Toyota carries out streamlining efforts together with suppliers in each country in order to achieve sustainable growth. Toyota has been working on cost reduction measures, referred to as RR-CI and VA activities. Through RR-CI activities, which are conducted in conjunction with TNGA, Toyota aims to ensure cost competitiveness through such means as thorough localization, sharing parts and components and manufacturing reforms, together with producing products matching customers’ needs in each region and vehicle category, and relentlessly reinforcing activities from a medium- to long-term perspective based on benchmarks as the third phase of RR-CI. Toyota has been continuously working on VA (value analysis) activities for the various types of vehicles already on sale in collaboration with in-house vehicle companies. In pursuit of cost reduction, Toyota focuses on “developing a real cost-competitive structure” by working together with suppliers.

In the raw material market during 2020, while prices declined from the beginning of the year, the impact of COVID-19 changed the demand structure. Market prices surged in the second half of the year against the backdrop of multiple factors on the supply side such as the sharp recovery in demand and the tight container transportation market. The prices of precious metals (palladium and rhodium) particularly soared due to the sharp recovery in demand as well as the impact of COVID-19 and a mine accident. During fiscal 2022, raw material prices are expected to experience the most significant increase since the period from calendar years 2007 to 2008. Toyota is therefore accelerating initiatives such as the replacement of raw materials with those that are less subject to price pressure and reduction of raw material usage.

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

Capital Expenditures and Divestitures

Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2019 and March 31, 2021, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in technology and products by Toyota Motor Corporation	696.0	Japan	Internal funds, financing from issuance of bonds, etc.

Investment primarily in technology and products by Daihatsu Motor Co., Ltd.	97.6	Japan	Internal funds
Investment primarily in technology and products by Toyota Auto Body Co., Ltd.	69.0	Japan	Internal funds
Investment primarily in technology and products by Primearth EV Energy Co., Ltd.	64.7	Japan	Internal funds
Investment primarily in technology and products by Toyota Motor Kyushu, Inc.	64.7	Japan	Internal funds
Investment primarily in technology and products by Prime Planet Energy & Solutions, Inc.	48.2	Japan	Internal funds
Investment primarily in technology and products by Hino Motors, Ltd.	42.1	Japan	Internal funds

Outside of Japan

Investment primarily to promote localization by Toyota Motor Manufacturing, Indiana, Inc.	172.3	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing Texas, Inc.	64.0	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Europe NV/SA	54.2	Belgium	Internal funds
Investment primarily to promote localization by Toyota Motor Thailand Co., Ltd.	53.0	Thailand	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	47.1	United States	Internal funds
Investment primarily to promote localization by Toyota do Brazil Ltda.	39.7	Brazil	Internal funds
Investment primarily to establish office facilities by Toyota Motor North America, Inc.	37.6	United States	Internal funds
Investment primarily in leased automobiles by Toyota Motor Credit Corporation	3,774.2	United States	Internal funds, financing from issuance of bonds, etc.

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2021 and March 2022, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in manufacturing facilities by Toyota Motor Corporation	360.0	Japan	Internal funds
Investment primarily in manufacturing facilities by Prime Planet Energy & Solutions, Inc.	49.2	Japan	Internal funds

Outside of Japan

Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Texas, Inc.	109.6	United States	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Canada, Inc.	80.9	Canada	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Europe NV/SA	52.8	Belgium	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, West Virginia, Inc.	40.9	United States	Internal funds

Set forth below is additional information with respect to Toyota’s material plans to construct, expand or improve its facilities.

In Mexico, Toyota established a new plant (TMMGT) with annual capacity of 100 thousand units in Guanajuato, which started operations in December 2019. In the United States, Toyota will establish a new joint-manufacturing plant with Mazda in 2021. Toyota also plans to start new production lines of hybrid transaxles with annual capacity of 240,000 units in its West Virginia plant during 2020 and 2021. In Alabama, Toyota will increase annual engine production capacity by 230,000 units by the end of 2021.

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

Legal Proceedings

Toyota and other automakers have been named in certain class actions filed in Mexico, Canada, Australia, Israel and Brazil, as well as some other actions by states or territories of the United States relating to Takata airbag issues. The actions in Mexico, Australia, Israel and Brazil are being litigated. The actions by states or territories of the United States have been resolved. As previously disclosed, Toyota entered into a consent decree on January 14, 2021 with the U.S. EPA, the Department of Justice (“DOJ”) and the Civil Division of the U.S. Attorney’s Office for the Southern District of New York (“SDNY”) to resolve investigations stemming from a self-reported process gap in fulfilling certain emissions defect information reporting requirements. Under the consent decree, Toyota agreed to pay, and has paid, a $180 million civil penalty and to comply with certain additional periodic reporting requirements. The U.S. District Court for the Southern District of New York approved the consent decree on April 2, 2021.

In April 2020, Toyota reported possible anti-bribery violations related to a Thai subsidiary to the SEC and the DOJ, and is cooperating with their investigations. Investigations by governmental authorities related to these matters could result in the imposition of civil or criminal penalties, fines or other sanctions, or litigation. Toyota cannot predict the scope, duration or outcome of these matters at this time.

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

4.C ORGANIZATIONAL STRUCTURE

As of March 31, 2021, Toyota Motor Corporation had 209 Japanese subsidiaries and 335 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership interest and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
Toyota Financial Services Corporation	Japan	100.00	100.00
Hino Motors, Ltd.	Japan	50.21	50.28
Toyota Motor Kyushu, Inc.	Japan	100.00	100.00
Daihatsu Motor Co., Ltd.	Japan	100.00	100.00
TOYOTA Mobility Tokyo Inc.	Japan	100.00	100.00
Toyota Finance Corporation	Japan	100.00	100.00
Toyota Mobility Parts Co., Ltd.	Japan	54.08	54.08
Toyota Auto Body Co., Ltd.	Japan	100.00	100.00
Toyota Motor East Japan, Inc.	Japan	100.00	100.00
Daihatsu Motor Kyushu Co., Ltd.	Japan	100.00	100.00
Cataler Corporation	Japan	56.51	57.31
Toyota Motor Engineering & Manufacturing North America, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00	100.00
Toyota Motor North America, Inc.	United States	100.00	100.00
Toyota Motor Credit Corporation	United States	100.00	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Texas, Inc.	United States	100.00	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00	100.00
Toyota Motor Manufacturing de Baja California, S. de R.L. de C.V.	Mexico	100.00	100.00
Toyota Motor Manufacturing Canada Inc.	Canada	100.00	100.00
Toyota Credit Canada Inc.	Canada	100.00	100.00
Toyota Canada Inc.	Canada	51.00	51.00
Toyota Motor Europe NV/SA	Belgium	100.00	100.00
Toyota Motor Manufacturing France S.A.S.	France	100.00	100.00
Toyota Kreditbank GmbH	Germany	100.00	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00	100.00
Toyota Motor Manufacturing (UK) Ltd.	United Kingdom	100.00	100.00
Toyota Financial Services (UK) PLC	United Kingdom	100.00	100.00
Toyota (GB) PLC	United Kingdom	100.00	100.00
Toyota Motor Manufacturing Turkey Inc.	Turkey	90.00	90.00
OOO “TOYOTA MOTOR”	Russia	100.00	100.00
Toyota Motor (China) Investment Co., Ltd.	China	100.00	100.00
Toyota Motor Finance (China) Co., Ltd.	China	100.00	100.00
PT. Toyota Motor Manufacturing Indonesia	Indonesia	95.00	95.00
Toyota Motor Asia Pacific Pte Ltd.	Singapore	100.00	100.00
Toyota Leasing (Thailand) Co., Ltd.	Thailand	87.43	87.43
Toyota Motor Thailand Co., Ltd.	Thailand	86.43	86.43
Toyota Daihatsu Engineering & Manufacturing Co., Ltd.	Thailand	100.00	100.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00	100.00
Toyota Finance Australia Ltd.	Australia	100.00	100.00
Toyota Argentina S.A.	Argentina	100.00	100.00
Toyota do Brasil Ltda.	Brazil	100.00	100.00
Toyota South Africa Motors (Pty) Ltd.	South Africa	100.00	100.00

4.D PROPERTY, PLANTS AND EQUIPMENT

As of March 31, 2021, Toyota and its affiliated companies produced automobiles and related components through more than 50 overseas manufacturing organizations in 27 countries and regions besides Japan. The facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Czech Republic, Russia, Poland, Thailand, China, Taiwan, India, Indonesia, South Africa, Argentina and Brazil.

In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities and research and development facilities.

The following table sets forth information, as of March 31, 2021, with respect to Toyota’s principal facilities and organizations, all of which are owned by Toyota Motor Corporation or its subsidiaries. However, small portions, all under approximately 20%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Land Area (thousand square meters)	Number of Employees	Principal Products or Functions
Japan (Toyota Motor Corporation)
Toyota Technical Center Shimoyama	Toyota City, Aichi Pref.	5,573	44	Research and Development
Tahara Plant	Tahara City, Aichi Pref.	4,032	6,642	Automobiles
Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	2,767	23,098	Research and Development
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref.	2,720	2,994	Research and Development
Motomachi Plant	Toyota City, Aichi Pref.	1,575	7,893	Automobiles
Takaoka Plant	Toyota City, Aichi Pref.	1,317	4,132	Automobiles
Kamigo Plant	Toyota City, Aichi Pref.	895	3,035	Automobile parts
Kinu-ura Plant	Hekinan City, Aichi Pref.	808	2,882	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	623	2,068	Automobile parts
Nagoya Office	Nagoya City, Aichi Pref.	5	2,358	Office

Japan (Subsidiaries)
Daihatsu Motor Co., Ltd.	Ikeda City, Osaka, etc.	7,762	11,422	Automobiles
TOYOTA Mobility Tokyo Inc.	Minato-ku, Tokyo, etc.	371	6,826	Sales facilities
Hino Motors, Ltd.	Hino City, Tokyo, etc.	6,303	12,784	Automobiles
Toyota Motor Kyushu, Inc.	Miyawaka City, Fukuoka Pref., etc.	1,928	8,545	Automobiles
Toyota Auto Body Co., Ltd.	Kariya City, Aichi Pref., etc.	2,266	12,224	Automobiles

Outside Japan (Subsidiaries)
Toyota Motor Manufacturing, Indiana, Inc.	Indiana, U.S.A.	4,359	5,804	Automobiles
Toyota Motor Manufacturing, Kentucky, Inc.	Kentucky, U.S.A.	5,161	7,660	Automobiles
Toyota Motor Thailand Co., Ltd.	Samutprakan, Thailand	4,414	9,237	Automobiles
Toyota Motor Manufacturing Canada, Inc.	Ontario, Canada	4,752	7,430	Automobiles
Toyota Motor North America, Inc.	Texas, U.S.A.	722	1,640	Office

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

As of March 31, 2021, property, plant and equipment having a net book value of approximately ¥754.1 billion was pledged as collateral securing indebtedness incurred by Toyota Motor Corporation’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A OPERATING RESULTS

Financial information discussed in this section is derived from Toyota’s consolidated financial statements that appear elsewhere in this annual report. The financial statements have been prepared in accordance with IFRS, as issued by the IASB.

Overview

The business segments of Toyota include automotive operations, financial services operations and all other operations. Automotive operations are Toyota’s most significant business segment, accounting for 88% of Toyota’s total revenues before the elimination of intersegment revenues for fiscal 2021. Toyota’s primary markets based on vehicle unit sales for fiscal 2021 were: Japan (27.8%), North America (30.3%), Europe (12.5%) and Asia (16.0%).

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

During fiscal 2021, automotive markets too saw figures fall substantially from fiscal 2020 in many regions mainly due to the effects of the suspension of operations at factories and the suspension of business at dealers worldwide reflecting the impact of the COVID-19 pandemic, with the exception of some regions such as China where the impact of the pandemic was limited.

The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market based on location of customers for the past two fiscal years.

	Thousands of units
	Year Ended March 31,
	2020	2021
Japan	2,240	2,125
North America	2,713	2,313
Europe	1,029	959
Asia	1,600	1,222
Other*	1,372	1,027

Overseas total	6,715	5,521

Total	8,955	7,646

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

During fiscal 2021, Toyota’s consolidated vehicle unit sales in Japan decreased due to weak market conditions as compared to the prior fiscal year. During fiscal 2021, overseas vehicle unit sales decreased, particularly in North America, Asia and Other, where the contraction of automotive markets was especially pronounced.

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

Many governments also impose local content requirements, impose tariffs and other trade barriers, and enact price or exchange controls that can limit an automaker’s operations and can make the repatriation of profits unpredictable. Changes in these laws, regulations, policies and other governmental actions may affect the production, licensing, distribution or sale of Toyota’s products, cost of products or applicable tax rates. From time-to-time when potential safety problems arise, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. The recalls and other safety measures described above have led to a number of claims and lawsuits against Toyota. For a more detailed description of these claims and lawsuits, see “Information on the Company — Business Overview — Legal Proceedings” and note 25 to the consolidated financial statements.

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

Toyota’s total receivables related to financial services increased during fiscal 2021 mainly due to the impact of changes in exchange rates. Also, vehicles and equipment on operating leases increased during fiscal 2021 mainly due to the impact of changes in exchange rates.

For a detail on receivables related to financial services and vehicles and equipment on operating leases, see notes 9 and 13 to the consolidated financial statements.

Toyota’s receivables related to financial services are subject to collectability risks. These risks include consumer and dealer insolvencies and insufficient collateral values (less costs to sell) to realize the full carrying values of these receivables. See notes 4 and 20 to the consolidated financial statements for additional information.

Toyota continues to originate leases to finance new Toyota vehicles. These leasing activities are subject to residual value risk. Residual value losses could be incurred when the lessee of a vehicle does not exercise the option to purchase the vehicle at the end of the lease term. See note 3 to the consolidated financial statements for additional information.

Toyota enters into interest rate swap agreements and cross currency interest rate swap agreements to convert its fixed-rate debt to variable-rate functional currency debt. A portion of the derivative instruments are entered into to hedge interest rate risk from an economic perspective and are not designated as a hedge of specific assets or liabilities on Toyota’s consolidated statement of financial position and accordingly, unrealized gains or losses related to derivatives that are not designated as a hedge are recognized currently in operations. See discussion in “Quantitative and Qualitative Disclosures about Market Risk” and notes 21 and 22 to the consolidated financial statements.

The fluctuations in funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs increased during fiscal 2020 mainly as a result of higher interest rates. Funding costs decreased during fiscal 2021 mainly as a result of lower interest rates.

Toyota launched its credit card business in Japan in April 2001. As of March 31, 2020, Toyota had 15.9 million cardholders, an increase of 0.1 million cardholders compared with March 31, 2019. As of March 31, 2021, Toyota had 16.4 million cardholders, an increase of 0.5 million cardholders compared with March 31, 2020. Credit card receivables as of March 31, 2020 increased by ¥6.1 billion from March 31, 2019 to ¥481.7 billion, and that as of March 31, 2021 increased by ¥2.4 billion from March 31, 2020 to ¥484.1 billion.

Other Business Operations

Toyota’s other business operations consist of information technology related businesses (including information technology and telecommunications and GAZOO), housing (including the manufacture and sale of prefabricated homes) and other businesses. During fiscal 2020, TMC and Panasonic Corporation (“Panasonic”) established a new joint venture, Prime Life Technologies Corporation (“Prime Life Technologies”), relating to the town development business. Prime Life Technologies became Toyota’s affiliated company, and Toyota Housing Corporation (“THC”) as well as Misawa Homes Co., Ltd. (“Misawa Homes”) became subsidiaries of Prime Life Technologies, causing THC and Misawa Homes to no longer be Toyota’s consolidated subsidiary companies. See note 6 to the consolidated financial statements for additional information.

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

Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles. In fiscal 2020 and 2021, Toyota produced 69.0% and 69.7%, respectively, of its non-domestic sales outside Japan. In North America, 67.6% and 65.3% of vehicles sold in fiscal 2020 and 2021, respectively, were produced locally. In Europe, 74.4% and 71.9% of vehicles sold in fiscal 2020 and 2021, respectively, were produced locally. Localizing production enables Toyota to locally purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.

Toyota also enters into foreign currency transactions and other hedging instruments to address a portion of its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations, which in some years can be significant. See notes 21 and 22 to the consolidated financial statements for additional information.

Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income attributable to Toyota Motor Corporation. A strengthening of the Japanese yen against other currencies has the opposite effect. In fiscal 2020 and 2021, the Japanese yen was on average stronger against the U.S. dollar in comparison to fiscal 2019 and 2020, respectively. The Japanese yen was at the end of fiscal 2020 stronger against the U.S. dollar in comparison to the end of fiscal 2019, but was at the end of fiscal 2021 weaker against the U.S. dollar in comparison to the end of fiscal 2020. In fiscal 2020, the Japanese yen was on average stronger against the euro in comparison to the previous fiscal year, but in fiscal 2021, was on average weaker against the euro in comparison to the previous fiscal year. The Japanese yen was at the end of fiscal 2020 stronger against the euro in comparison to the end of fiscal 2019, but was at the end of fiscal 2021 weaker against the euro in comparison to the end of fiscal 2020. See note 20 to the consolidated financial statements for additional information.

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

Geographic Breakdown

The following table sets forth Toyota’s sales revenues in each geographic market based on the country location of TMC or the subsidiaries that transacted the sale with the external customer for the past two fiscal years.

	Yen in millions
	Year ended March 31,
	2020	2021
Japan	9,503,238	8,587,193
North America	10,419,869	9,325,950
Europe	3,133,227	2,968,289
Asia	4,785,489	4,555,897
Other*	2,024,724	1,777,266

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Results of Operations — Fiscal 2021 Compared with Fiscal 2020

	Yen in millions
	Year ended March 31,		2021 v. 2020 Change
	2020	2021	Amount	Percentage
Sales revenues:
Japan	¥16,441,852	¥14,948,931	¥(1,492,921)	(9.1)%
North America	10,642,034	9,491,803	(1,150,231)	(10.8)
Europe	3,355,357	3,134,489	(220,868)	(6.6)
Asia	5,293,231	5,045,295	(247,936)	(4.7)
Other*	2,114,111	1,872,895	(241,216)	(11.4)
Intersegment elimination/unallocated amount	(7,980,038)	(7,278,820)	701,218	—

Total	29,866,547	27,214,594	(2,651,954)	(8.9)
Operating income (loss):
Japan	1,585,276	1,149,217	(436,059)	(27.5)
North America	253,205	401,361	148,156	58.5
Europe	143,817	107,971	(35,846)	(24.9)
Asia	363,547	435,940	72,393	19.9
Other*	84,001	59,847	(24,154)	(28.8)
Intersegment elimination/unallocated amount	(30,613)	43,413	74,026	—

Total	2,399,232	2,197,748	(201,484)	(8.4)
Operating margin	8.0%	8.1%	0.1%
Income before income taxes	2,792,942	2,932,354	139,412	5.0
Net margin from income before income taxes	9.4%	10.8%	1.4%
Net income attributable to Toyota Motor Corporation	2,036,140	2,245,261	209,121	10.3
Net margin attributable to Toyota Motor Corporation	6.8%	8.3%	1.5%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Sales Revenues

Toyota had sales revenues for fiscal 2021 of ¥27,214.5 billion, a decrease of ¥2,651.9 billion, or 8.9%, compared with the prior fiscal year. The decrease resulted mainly from the ¥2,080.0 billion impact of decreased vehicle unit sales and changes in sales mix and the ¥560.0 billion unfavorable impact of changes in exchange rates.

The table below shows Toyota’s sales revenues from external customers by product category and by business.

	Yen in millions
	Year ended March 31,		2021 v. 2020 Change
	2020	2021	Amount	Percentage
Vehicles	¥22,647,701	¥20,509,606	¥(2,138,095)	(9.4)%
Parts and components for production	1,197,089	1,287,053	89,964	7.5
Parts and components for after service	2,170,448	2,049,187	(121,261)	(5.6)
Other	755,141	752,000	(3,141)	(0.4)

Total Automotive	26,770,379	24,597,846	(2,172,533)	(8.1)
All Other	923,314	479,553	(443,761)	(48.1)

Total sales of products	27,693,693	25,077,398	(2,616,295)	(9.4)
Financial Services	2,172,854	2,137,195	(35,659)	(1.6)

Total sales revenues	¥29,866,547	¥27,214,594	¥(2,651,954)	(8.9)%

Toyota’s sales revenues include sales revenues from sales of products, consisting of sales revenues from automotive operations and all other operations, which decreased by 9.4% during fiscal 2021 compared with the prior fiscal year to ¥25,077.3 billion, and sales revenues from financial services operations which decreased by 1.6% during fiscal 2021 compared with the prior fiscal year to ¥2,137.1 billion. The decrease in sales revenues from sales of products is mainly due to a decrease in Toyota vehicle unit sales of 1,309 thousand vehicles compared with the prior fiscal year.

The following table shows the number of financing contracts by geographic region at the end of fiscal 2021 and 2020, respectively.

	Number of financing contracts in thousands
	Year ended March 31,		2021 v. 2020 Change
	2020	2021	Amount	Percentage
Japan	2,414	2,660	246	10.2%
North America	5,394	5,553	159	2.9
Europe	1,318	1,412	94	7.1
Asia	1,864	1,992	128	6.9
Other*	926	881	(45)	(4.9)

Total	11,916	12,498	582	4.9%

*	“Other” consists of Central and South America, Oceania and Africa.

Geographically, sales revenues (before the elimination of intersegment revenues) for fiscal 2021 decreased by 9.1% in Japan, 10.8% in North America, 6.6% in Europe, 4.7% in Asia, and 11.4% in Other compared with the prior fiscal year. Excluding the impact of changes in exchange rates of ¥560.0 billion, sales revenues in fiscal 2021 would have decreased by 9.1% in Japan, 8.5% in North America, 5.5% in Europe, and 3.5% in Asia, as well as would have increased by 0.1% in Other compared with the prior fiscal year.

The following is a discussion of sales revenues in each geographic market (before the elimination of intersegment revenues).

Japan

	Thousands of units
	Year ended March 31,		2021 v. 2020 Change
	2020	2021	Amount	Percentage
Toyota’s consolidated vehicle unit sales*	4,284	3,853	(431)	(10.0)%
* including number of exported vehicle unit sales

	Yen in millions
	Year ended March 31,		2021 v. 2020 Change
	2020	2021	Amount	Percentage
Sales revenues:
Sales of products	16,197,556	14,674,496	(1,523,060)	(9.4)%
Financial services	244,296	274,435	30,139	12.3

Total	16,441,852	14,948,931	(1,492,921)	(9.1)%

Sales revenues in Japan decreased due primarily to the 431 thousand vehicles decrease in vehicle unit sales compared with the prior fiscal year. For fiscal 2020 and 2021, exported vehicle unit sales were 2,044 thousand units and 1,728 thousand units, respectively.

North America

	Thousands of units
	Year ended March 31,		2021 v. 2020 Change
	2020	2021	Amount	Percentage
Toyota’s consolidated vehicle unit sales	2,713	2,313	(400)	(14.8)%

	Yen in millions
	Year ended March 31,		2021 v. 2020 Change
	2020	2021	Amount	Percentage
Sales revenues:
Sales of products	9,089,289	7,995,051	(1,094,238)	(12.0)%
Financial services	1,552,745	1,496,752	(55,993)	(3.6)

Total	10,642,034	9,491,803	(1,150,231)	(10.8)%

Sales revenues in North America decreased due primarily to the 400 thousand vehicles decrease in vehicle unit sales compared with the prior fiscal year.

Europe

	Thousands of units
	Year ended March 31,		2021 v. 2020 Change
	2020	2021	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,029	959	(70)	(6.8)%

	Yen in millions
	Year ended March 31,		2021 v. 2020 Change
	2020	2021	Amount	Percentage
Sales revenues:
Sales of products	3,206,943	2,976,259	(230,683)	(7.2)%
Financial services	148,414	158,229	9,815	6.6

Total	3,355,357	3,134,489	(220,868)	(6.6)%

Sales revenues in Europe decreased due primarily to the 70 thousand vehicles decrease in vehicle unit sales compared with the prior fiscal year.

Asia

	Thousands of units
	Year ended March 31,		2021 v. 2020 Change
	2020	2021	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,600	1,222	(378)	(23.6)%

	Yen in millions
	Year ended March 31,		2021 v. 2020 Change
	2020	2021	Amount	Percentage
Sales revenues:
Sales of products	5,120,384	4,874,746	(245,638)	(4.8)%
Financial services	172,847	170,549	(2,298)	(1.3)

Total	5,293,231	5,045,295	(247,936)	(4.7)%

Sales revenues in Asia decreased due primarily to the 378 thousand vehicles decrease in vehicle unit sales compared with the prior fiscal year.

Other

	Thousands of units
	Year ended March 31,		2021 v. 2020 Change
	2020	2021	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,372	1,027	(345)	(25.2)%

	Yen in millions
	Year ended March 31,		2021 v. 2020 Change
	2020	2021	Amount	Percentage
Sales revenues:
Sales of products	1,941,859	1,719,132	(222,728)	(11.5)%
Financial services	172,252	153,764	(18,488)	(10.7)

Total	2,114,111	1,872,895	(241,216)	(11.4)%

Sales revenues in Other decreased due primarily to the 345 thousand vehicles decrease in vehicle unit sales compared with the prior fiscal year.

Operating Costs and Expenses

	Yen in millions
	Year ended March 31,		2021 v. 2020 Change
	2020	2021	Amount	Percentage
Operating costs and expenses
Cost of products sold	23,103,596	21,199,890	(1,903,706)	(8.2)%
Cost of financial services	1,381,755	1,182,330	(199,424)	(14.4)
Selling, general and administrative	2,981,965	2,634,625	(347,339)	(11.6)

Total	27,467,315	25,016,845	(2,450,470)	(8.9)%

Yen in millions
2021 v. 2020 Change
Changes in operating costs and expenses:
Effect of changes in vehicle unit sales and sales mix	(1,330,000)
Effect of changes in exchange rates	(305,000)
Effect of decrease of cost of financial services	(175,500)
Effect of cost reduction efforts	(150,000)
Increase or decrease in expenses and expense reduction efforts	(70,000)
Other	(419,970)

Total	(2,450,470)

Operating costs and expenses decreased by ¥2,450.4 billion, or 8.9%, to ¥25,016.8 billion during fiscal 2021 compared with the prior fiscal year.

Cost Reduction Efforts

During fiscal 2021, continued cost reduction efforts together with suppliers contributed to a reduction of operating costs and expenses by ¥150.0 billion. This was due to ¥80.0 billion in cost reduction efforts concerning design related costs due mainly to ongoing value engineering activities, and ¥70.0 billion in cost reduction efforts at plants and logistics departments.

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

Cost of Products Sold

Cost of products sold decreased by ¥1,903.7 billion, or 8.2%, to ¥21,199.8 billion during fiscal 2021 compared with the prior fiscal year. This decrease mainly reflected the impact of changes in vehicle unit sales and sales mix, the impact of deconsolidation of certain entities due to changes in ownership interest, the favorable impact of fluctuations in foreign currency translation rates, and the impact of cost reduction efforts.

Cost of Financial services

Cost of financial services decreased by ¥199.4 billion, or 14.4%, to ¥1,182.3 billion during fiscal 2021 compared with the prior fiscal year. The decrease resulted mainly from the decrease in expenses related to residual value losses and the decrease in funding costs resulting from lower interest rates.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by ¥347.3 billion, or 11.6%, to ¥2,634.6 billion during fiscal 2021 compared with the prior fiscal year. This decrease mainly reflected the impact of deconsolidation of certain entities due to changes in ownership interest, the decrease in advertising costs, and the favorable impact of fluctuations in foreign currency translation rates.

Operating Income

Yen in millions
2021 v. 2020 Change
Changes in operating income and loss:
Effect of marketing activities	(210,000)
Effect of cost reduction efforts	150,000
Effect of changes in exchange rates	(255,000)
Increase or decrease in expenses and expense reduction efforts	70,000
Other	43,516

Total	(201,484)

Toyota’s operating income decreased by ¥201.4 billion, or 8.4%, to ¥2,197.7 billion during fiscal 2021 compared with the prior fiscal year. This decrease was due to the ¥255.0 billion unfavorable impact of changes in exchange rates and the ¥210.0 billion impact of marketing activities, partially offset by the ¥150.0 billion increase in cost reduction efforts and the ¥70.0 billion increase in expenses and expense reduction efforts.

Marketing efforts and marketing activities include changes in vehicle unit sales and sales mix, sales expenses and other. “Other” includes valuation gains and losses from interest rate swaps etc.

The unfavorable impact of changes in exchange rates was due mainly to the ¥210.0 billion impact of overseas transactions such as imports and exports denominated in foreign currencies.

During fiscal 2021, operating income (before elimination of intersegment profits) compared with the prior fiscal year decreased by ¥436.0 billion, or 27.5%, in Japan, ¥35.8 billion, or 24.9%, in Europe, and ¥24.1 billion, or 28.8%, in Other, and increased by ¥148.1 billion, or 58.5%, in North America, and ¥72.3 billion, or 19.9%, in Asia.

The following is a description of operating income in each geographic market.

Japan

Yen in millions
2021 v. 2020 Change
Changes in operating income and loss:
Effect of marketing activities	(475,000)
Effect of cost reduction efforts	125,000
Effect of changes in exchange rates	(170,000)
Increase or decrease in expenses and expense reduction efforts	65,000
Other	18,941

Total	(436,059)

North America

Yen in millions
2021 v. 2020 Change
Changes in operating income and loss:
Effect of marketing efforts	150,000
Effect of cost reduction efforts	10,000
Effect of changes in exchange rates	(20,000)
Increase or decrease in expenses and expense reduction efforts	(50,000)
Other	58,156

Total	148,156

Europe

Yen in millions
2021 v. 2020 Change
Changes in operating income and loss:
Effect of marketing efforts	15,000
Effect of cost reduction efforts	0
Effect of changes in exchange rates	(50,000)
Increase or decrease in expenses and expense reduction efforts	15,000
Other	(15,846)

Total	(35,846)

Asia

Yen in millions
2021 v. 2020 Change
Changes in operating income and loss:
Effect of marketing efforts	20,000
Effect of cost reduction efforts	20,000
Effect of changes in exchange rates	10,000
Increase or decrease in expenses and expense reduction efforts	10,000
Other	12,393

Total	72,393

Other

Yen in millions
2021 v. 2020 Change
Changes in operating income and loss:
Effect of marketing efforts	80,000
Effect of cost reduction efforts	(5,000)
Effect of changes in exchange rates	(25,000)
Increase or decrease in expenses and expense reduction efforts	(40,000)
Other	(34,154)

Total	(24,154)

Other Income and Expenses

Share of profit (loss) of investments accounted for using the equity method during fiscal 2021 increased by ¥40.7 billion, or 13.1%, to ¥351.0 billion compared with the prior fiscal year. This increase was due mainly to an increase during fiscal 2021 in net income attributable to the shareholders of companies accounted for by the equity method.

Other finance income increased by ¥129.3 billion, or 42.3%, to ¥435.2 billion during fiscal 2021 compared with the prior fiscal year. This increase was due mainly to an increase during fiscal 2021 in profit on securities revaluation.

Other finance costs increased by ¥0.3 billion, or 0.8%, to ¥47.5 billion during fiscal 2021 compared with the prior fiscal year.

Foreign exchange gain (loss), net increased by ¥109.7 billion to ¥15.1 billion during fiscal 2021 compared with the prior fiscal year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated assets and liabilities recognized through transactions in foreign currencies translated at prevailing exchange rates and the value at the date the transaction settled during the fiscal year, including those settled using forward foreign currency exchange contracts, or the value translated by appropriate year-end exchange rates. The ¥109.7 billion increase in foreign exchange gain (loss), net was due mainly to the losses recorded in fiscal 2020 resulting from the Japanese yen being stronger against foreign currencies at the maturity dates of the foreign currency loans than at the dates of the lending.

Other income (loss), net increased by ¥61.3 billion, to ¥19.2 billion in losses during fiscal 2021 compared with the prior fiscal year.

Income Taxes

The provision for income taxes decreased by ¥31.8 billion, or 4.7%, to ¥649.9 billion during fiscal 2021 compared with the prior fiscal year. This decrease was due mainly to the increased proportion of income before income taxes of foreign subsidiaries where statutory tax rates are low. The average effective tax rate for fiscal 2021 was 22.2%.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by ¥37.8 billion, or 50.5%, to ¥37.1 billion during fiscal 2021 compared with the prior fiscal year. This decrease was due mainly to a decrease during fiscal 2021 in net income of consolidated subsidiaries.

Net Income Attributable to Toyota Motor Corporation

Net income attributable to Toyota Motor Corporation increased by ¥209.1 billion, or 10.3%, to ¥2,245.2 billion during fiscal 2021 compared with the prior fiscal year.

Other Comprehensive Income, Net of Tax

Other comprehensive income, net of tax increased by ¥1,521.1 billion to ¥1,012.4 billion for fiscal 2021 compared with the prior fiscal year. This increase resulted from exchange differences on translating foreign operations gains of ¥403.6 billion in fiscal 2021 compared with losses of ¥362.0 billion in the prior fiscal year. This was due mainly to the weakening of the yen against the U.S. dollar and the euro, net changes in revaluation of financial assets measured at fair value through other comprehensive income gains of ¥303.9 billion in fiscal 2021 compared with losses of ¥130.4 billion in the prior fiscal year, due mainly to changes in prices of marketable stocks in stock exchange markets, and remeasurements of defined benefit plans gains in fiscal 2021 of ¥216.2 billion compared with losses of ¥43.3 billion in the prior fiscal year, due mainly to changes in fair value of plan assets.

Segment Information

The following is a discussion of the results of operations for each of Toyota’s operating segments. The amounts presented are prior to intersegment elimination.

	Yen in millions
	Year ended March 31,		2021 v. 2020 Change
	2020	2021	Amount	Percentage
Automotive:
Sales revenues	26,799,743	24,651,552	(2,148,191)	(8.0)%
Operating income	2,013,134	1,607,161	(405,973)	(20.2)
Financial Services:
Sales revenues	2,193,170	2,162,237	(30,933)	(1.4)
Operating income	283,742	495,593	211,851	74.7
All Other:
Sales revenues	1,504,920	1,052,365	(452,555)	(30.1)
Operating income	103,356	85,350	(18,006)	(17.4)
Intersegment elimination/unallocated amount:
Sales revenues	(631,286)	(651,560)	(20,274)	—
Operating income	(999)	9,645	10,645	—

Automotive Operations Segment

The automotive operations segment is Toyota’s largest operating segment by sales revenues. Sales revenues for the automotive segment decreased during fiscal 2021 by ¥2,148.1 billion, or 8.0%, to ¥24,651.5 billion compared with the prior fiscal year. The decrease mainly reflects the ¥2,080.0 billion unfavorable impact of changes in vehicle unit sales and sales mix and the ¥560.0 billion unfavorable impact of changes in exchange rates.

Operating income from the automotive operations decreased by ¥405.9 billion, or 20.2%, to ¥1,607.1 billion during fiscal 2021 compared with the prior fiscal year. This decrease in operating income was due mainly to the ¥375.0 billion effect of marketing activities and the ¥255.0 billion unfavorable impact of changes in exchange rates, partially offset by the ¥150.0 billion impact of cost reduction efforts and the ¥70.0 billion decrease in expenses and expense reduction efforts.

Financial Services Operations Segment

Sales revenues for the financial services operations decreased during fiscal 2021 by ¥30.9 billion, or 1.4%, to ¥2,162.2 billion compared with the prior fiscal year. This decrease was due mainly to the unfavorable impact of changes in exchange rates.

Operating income from financial services operations increased by ¥211.8 billion, or 74.7%, to ¥495.5 billion during fiscal 2021 compared with the prior fiscal year. This increase was due primarily to the decrease in expenses related to credit losses and residual value losses, and the recording of valuation gains on interest rate swaps stated at fair value in sales finance subsidiaries.

All Other Operations Segment

Sales revenues for Toyota’s other operations segments decreased by ¥452.5 billion, or 30.1%, to ¥1,052.3 billion during fiscal 2021 compared with the prior fiscal year. This was mainly due to the full-year impact of THC and Misawa Homes no longer being Toyota’s consolidated subsidiary companies as of January 2020.

Operating income from Toyota’s other operations segments decreased by ¥18.0 billion, or 17.4%, to ¥85.3 billion during fiscal 2021 compared with the prior fiscal year. This decrease includes the negative impact caused by THC and Misawa Homes no longer being Toyota’s consolidated subsidiary companies.

Related Party Transactions

See note 33 to the consolidated financial statements for further discussion.

Basic Concept Regarding the Selection of Accounting Standards

TMC has adopted IFRS for its consolidated financial statements in order to improve the international comparability of its financial information in the capital markets, among other reasons, beginning with the first quarter of the fiscal year ended March 31, 2021.

Outlook

The automotive industry facing a once-in-a-century transformational period, we have once again returned to our founding philosophy and summarized the spirit we have maintained since the Toyoda Precepts into the “Toyota Philosophy” as our guidepost in an era when the future is difficult to be predicted. We have defined our mission as “Producing Happiness for All,” and have been clearly indicating our view that we pursue the customers’ happiness as always, even if the products we produce have changed. We believe that taking action to realize our vision of “Creating Mobility for All” translates into taking care of our “home planet,” just as we do for our hometown or home country, and leads to sustained efforts to achieve the aims of the SDGs to “make a better world” while ensuring that “no one will be left behind.” Taking the foregoing external factors and other factors into account, Toyota expects that sales revenues for fiscal 2022 will increase compared with fiscal 2021 due mainly to the increase in vehicle unit sales. Toyota expects that operating income will increase in fiscal 2022 compared with fiscal 2021 due mainly to the increase in vehicle unit sales, partially offset by the unfavorable impact of market fluctuation. Toyota expects that income before income taxes and net income attributable to Toyota Motor Corporation will also increase in fiscal 2022 compared with fiscal 2021.

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

In fiscal 2022, Toyota expects to sufficiently fund its capital expenditures as well as its research and development activities through cash and cash equivalents on hand, cash generated by operations, the issuance of corporate bonds, and debt financing. Toyota will use its funds to efficiently invest in maintenance and replacement of conventional manufacturing facilities and the introduction of new products, and will focus on investment in areas contributing to strengthening competitiveness and future growth for realization of a new mobility society. See “Information on the Company — Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures for fiscal 2020 and 2021, and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota funds its financing programs for customers and dealers, including loans and leasing programs, from both cash generated by operations and borrowings by its sales finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.

Net cash provided by operating activities increased by ¥328.6 billion to ¥2,727.1 billion for fiscal 2021, compared with ¥2,398.4 billion for fiscal 2020.

This increase was primarily attributable to the ¥513.1 billion increase in accrued trade accounts payable due to the increase of purchases during the quarter ended March 31, 2021, partially offset by an increase in accrued trade account receivable of ¥252.5 billion due to the increase of sales during the quarter ended March 31, 2021.

Net cash used in investing activities increased by ¥2,559.5 billion to ¥4,684.1 billion for fiscal 2021, compared with ¥2,124.6 billion for fiscal 2020. The increase was primarily attributable to the ¥1,988.3 billion increase in time deposits, which is largely attributable to funds raised through debt financing that was conducted taking into account the risk that COVID-19 will have a prolonged impact.

Net cash provided by financing activities was ¥2,739.1 billion for fiscal 2021, compared with ¥362.8 billion for fiscal 2020, a ¥2,376.3 billion change. The change was primarily attributable to the ¥3,965.6 billion increase in funding by long-term debt.

Total capital expenditures for property, plant and equipment, including vehicles and equipment on operating leases, were ¥3,609.6 billion during fiscal 2021, remaining largely unchanged from the ¥3,582.4 billion in total capital expenditures during the prior fiscal year.

Toyota expects investments in property, plant and equipment, excluding vehicles and equipment on operating leases, to be approximately ¥1,350.0 billion during fiscal 2022.

Cash and cash equivalents were ¥5,100.8 billion as of March 31, 2021. Most of Toyota’s cash and cash equivalents are held in Japanese yen or in U.S. dollars.

Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds increased during fiscal 2021, by ¥3,583.7 billion, or 33.7%, to ¥14,212.2 billion as of March 31, 2021.

Trade accounts and notes receivable, less allowance for doubtful accounts increased during fiscal 2021 by ¥310.3 billion, or 11.7%, to ¥2,958.7 billion. This increase was due mainly to increased revenue from sales during the quarter ended March 31, 2021.

Inventories increased during fiscal 2021 by ¥354.1 billion, or 14.0%, to ¥2,888.0 billion. This increase was due mainly to an increase in unit prices attributable to rising prices in the precious metal market.

Total finance receivables, net increased during fiscal 2021 by ¥2,166.3 billion, or 12.7%, to ¥19,205.7 billion. This increase was due mainly to an increase in the impact of changes in exchange rates. Finance receivables were geographically distributed as follows: in North America 54.6%, in Asia 13.5%, in Europe 13.2%, in Japan 8.3% and in Other 10.4%.

Other financial assets increased during fiscal 2021 by ¥3,254.2 billion, or 32.4%. This increase was due mainly to an increase in time deposits and other factors.

Property, plant and equipment increased during fiscal 2021 by ¥877.1 billion, or 8.3%. This increase was due mainly to capital expenditures.

Accounts and notes payable increased during fiscal 2021 by ¥547.9 billion, or 15.7%. This increase was due mainly to an increase in production volume during the quarter ended March 31, 2021.

Income taxes payable increased during fiscal 2021 by ¥138.6 billion, or 65.3%. This increase was mainly due to a decrease in tax expenses associated with the U.S. tax reform in the prior fiscal year.

Toyota’s total borrowings increased during fiscal 2021 by ¥4,318.6 billion, or 20.2%. Toyota’s short-term borrowings consist of loans with a weighted-average interest rate of 1.37% and commercial paper with a weighted-average interest rate of 0.16%. Short-term borrowings decreased during fiscal 2021 by ¥955.5 billion, or 18.0%, to ¥4,339.8 billion. Toyota’s long-term debt consists of unsecured and secured loans, medium-term notes, unsecured and secured notes etc. with weighted-average interest rates ranging from 1.25% to 6.34%, and maturity dates ranging from 2021 to 2048. The current portion of long-term debt increased during fiscal 2021 by ¥3,016.1 billion, or 66.0%, to ¥7,584.3 billion and the non-current portion increased by ¥2,464.2 billion, or 23.1%, to ¥13,133.8 billion. The increase in total borrowings resulted mainly from debt financing that was conducted taking into account the risk that COVID-19 will have a prolonged impact. As of March 31, 2021, approximately 49% of long-term debt was denominated in U.S. dollars, 16% in Japanese yen, 12% in euros, 6% in Australian dollars, 3% in Canadian dollars, and 14% in other currencies. Toyota hedges interest rate risk exposure of fixed-rate borrowings by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.

As of March 31, 2021, Toyota’s total interest bearing debt was 109.6% of Toyota Motor Corporation shareholders’ equity, compared with 103.5% as of March 31, 2020.

The following table provides information on credit ratings of Toyota’s short-term borrowing and long-term debt from Standard & Poor’s Ratings Group (S&P), Moody’s Investors Services (Moody’s), and Rating and Investment Information, Inc. (R&I), as of May 31, 2021. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

	S&P	Moody’s	R&I
Short-term borrowing	A-1+	P-1	—
Long-term debt	A+	A1	AAA

Toyota’s net defined benefit liability (asset) of Japanese plans decreased during fiscal 2021 by ¥256.6 billion, or 47.6%, to ¥282.9 billion. The net defined benefit liability (asset) of foreign plans increased during fiscal 2021 by ¥1.4 billion, or 0.4%, to ¥340.3 billion. The amounts of net defined benefit liability (asset) will be funded through future cash contributions by Toyota or in some cases will be settled on the retirement date of each covered employee. The decrease in net defined benefit liability (asset) of the Japanese plans reflects mainly an increase in plan assets that resulted from an increase in stock prices. See note 24 to the consolidated financial statements for further discussion.

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

Toyota’s research and development expenditures were approximately ¥10,904 billion in fiscal 2021 and ¥1,110.3 billion in fiscal 2020.

Toyota presents research and development expenditures as a supplemental measure that demonstrates the amount of research and development expenditures undertaken during the relevant reporting period. Toyota defines research and development expenditures as research and development cost, plus research and development-related expenditures that were recognized as intangible assets, less amortization expenses for such assets. This measure has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of Toyota’s research and development cost as reported under IFRS.

For details of the research and development cost recorded in the consolidated statement of income, see note 28 to the consolidated financial statements.

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

In Japan, Toyota established a new company, TRI-AD, in March 2018 to further accelerate its efforts in advanced development for automated driving technology and related technologies. Its key objectives include creating a smooth software pipeline from research to commercialization, leveraging data-handling capabilities, strengthening collaboration in development within the Toyota group, including TRI, to accelerate development, and recruiting and employing top-level engineers globally, while cultivating and coordinating strong talent within the Toyota group. In January 2021, TRI-AD was reorganized into Woven Planet Group comprising four companies—Woven Planet Holdings, Inc., which is responsible for decision-making for the entire group and creates new business opportunities; Woven Core, Inc., which assumed the business of TRI-AD and is responsible for the development of automated driving technologies; Woven Alpha, Inc., which is responsible for the development of new projects such as Woven City and Arene, a software platform; and Woven Capital, L.P. with a total investment value of $800 million, which invests in growth-stage companies in areas such as autonomous driving mobility, artificial intelligence, and smart city.

Toyota also established a technical development center in Otemachi, Tokyo, Japan in October 2018 as a site for development of key IT technologies that will support automated driving in collaboration with Woven Core, as well as promotion of collaboration with venture companies and creation of new value by utilizing big data.

The following table provides information on Toyota’s principal research and development facilities.

Facility	Principal Activity

Japan

Toyota Technical Center	Product planning, style, design, prototype production and vehicle evaluation

Higashi-Fuji Technical Center	Advanced development

Tokyo Design Research & Laboratory	Advanced styling designs

Woven Core, Inc. Woven Alpha, Inc.	Development of artificial intelligence technology with a focus on automated driving technology Development of Woven City and software platform technologies

Otemachi Office	Development of key IT technologies, creation of new values by utilizing big data and collaboration with venture companies

Shibetsu Proving Ground	Evaluation

Toyota Central R&D Labs., Inc.	Basic research

United States

Toyota Motor Engineering and Manufacturing North America, Inc.	Product planning, design and evaluation of vehicles manufactured in North America

Calty Design Research, Inc.	Design

Toyota Research Institute of North America (TRI-NA)	Advanced research relating to “energy and environment,” “safety” and “mobility infrastructure”

Toyota Research Institute, Inc.	Research and development of artificial intelligence technology

Europe

Toyota Motor Europe NV/SA	Planning and evaluation of vehicles manufactured in Europe

Toyota Europe Design Development S.A.R.L.	Design

Toyota Motorsport GmbH	Development of motor sports vehicles

Asia Pacific

Toyota Daihatsu Engineering and Manufacturing Co., Ltd.	Planning and evaluation of vehicles manufactured in Australia and Asia

China

Toyota Motor Engineering and Manufacturing (China) Co., Ltd.	Environmental technology design and evaluation in China

FAW Toyota Research & Development Co., Ltd	Design, evaluation and certification of vehicles manufactured in China

GAC Toyota Motor Co., Ltd. R&D Center	Design, evaluation and certification of vehicles manufactured in China

BYD Toyota EV Technology Co., Ltd.	Design and evaluation of BEVs

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

5.E OFF-BALANCE SHEET ARRANGEMENTS

Toyota uses its securitization program as part of its funding through special-purpose entities for its financial services operations. Toyota is considered as the primary beneficiary of these special-purpose entities and therefore consolidates them. Toyota has not entered into any off-balance sheet securitization transactions during fiscal 2021.

Lending Commitments

Credit Facilities with Credit Card Holders

Toyota’s financial services operations issue credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holder’s requests up to the limits established on an individual holder’s basis. Although loans made to customers through these facilities are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥186.8 billion as of March 31, 2021.

Credit Facilities with Dealers

Toyota’s financial services operations maintain credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota evaluates the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operations also provide financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota’s outstanding credit facilities with dealers totaled ¥3,655.4 billion as of March 31, 2021.

Guarantees

Toyota enters into certain guarantee contracts with its dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match the maturity of installment payments, and as of March 31, 2021, ranged from one month to 8 years. However, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of March 31, 2021 is ¥3,710.3 billion. Liabilities for these guarantees of ¥18.4 billion have been provided as of March 31, 2021. Under these guarantee contracts, Toyota is entitled to recover any amounts paid by it from the customers whose obligations it guaranteed.

5.F TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations and Commitments

For information regarding the amounts of non-derivative financial liabilities and derivative financial liabilities by a remaining contract maturity period, see note 20 to the consolidated financial statements. In addition, as part of Toyota’s normal business practices, Toyota enters into long-term arrangements with suppliers for purchases of certain raw materials, components and services. These arrangements may contain fixed/minimum quantity purchase requirements. Toyota enters into such arrangements to facilitate an adequate supply of these materials and services.

The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2021.

	Yen in millions
	Total	Payments Due by Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:
Short-term debt	4,339,890	4,339,890	—	—	—
Long-term debt	21,079,033	7,631,457	7,894,787	3,826,167	1,726,622
Class share	240,712	240,712	—	—	—
Commitments for the purchase of property, plant, other assets and services (note 31)	359,214	217,371	99,201	26,505	16,137

Total	26,018,849	12,429,430	7,993,988	3,852,672	1,742,759

Commercial Commitments (note 31):
Maximum potential exposure to guarantees given in the ordinary course of business	3,710,352	915,515	1,613,630	1,012,040	169,168

Total	3,710,352	915,515	1,613,630	1,012,040	169,168

*	“Long-term debt” represents future principal payments.

Toyota expects to contribute ¥39,392 million domestically and ¥16,604 million overseas to its post-employment benefit plans in fiscal 2022.

5.G SAFE HARBOR

All information that is not historical in nature disclosed under “— Off-Balance Sheet Arrangements” and “— Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement Concerning Forward-Looking Statements” for additional information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

In March 2011, Toyota announced its “Toyota Global Vision.” With respect to its framework for executing its operations, Toyota, with the aim of realizing the Toyota Global Vision, has been continuing its efforts to respond swiftly to the external environment, which is changing faster than ever. Following the introduction of “region-based operations,” the “business unit system” and the “in-house company system” in 2011, 2013 and 2016, respectively, for the purpose of further accelerating decision-making and operational execution, Toyota further clarified that members of the board of directors are responsible for decision-making and management oversight and that operating officers are responsible for operational execution. Furthermore, in 2018, Toyota changed the commencement of operating officers’ terms of office from April to January, reduced corporate strategy functions and restructured the Japan Sales Business Group based on regions rather than sales channels in an effort to enable decision-making closer to customers and the field, in order to further accelerate execution in full coordination with each site. In 2019, in order to further advance Toyota’s “acceleration of management” and the development of a diverse and talented workforce, the executive structure was changed to be composed only of senior managing officers and people of higher rank, and a new classification called “senior professional/senior management” (kanbushoku) grouped and replaced the following titles or ranks: managing officers, executive general managers, (sub-executive managerial level) senior grade 1 and senior grade 2 managers, and grand masters. From the perspective of appointing the right people to the right positions, senior professionals/senior management were positioned in a wide range of posts, from those of chief officer, deputy chief officer, plant general manager, and senior general manager to group manager, to deal with management issues as they arise and to strengthen their development as part of a diverse and talented workforce through on-site learning and problem-solving (genchi genbutsu). In April 2020, Toyota consolidated the posts of executive vice president and operating officer into the post of operating officer. In July 2020, Toyota further clarified the roles of operating officers. Members of management who, together with the president, have cross-functional oversight of the entire company, have been redefined as “operating officers.” In-house company presidents, regional CEOs, and chief officers, as on-site leaders of business implementation elements, have been given authority while being consolidated into the classification of “senior professional/senior management.” The roles of operating officers and senior professionals/senior management are to be determined where and as needed, and persons appointed as operating officers and senior professionals/senior management will change in accordance with the challenges faced and the path that should be taken, as the company exercises greater flexibility in making appointments. Based on its basic policy of appointing the right people to the right positions, Toyota has been swiftly and continuously innovating. Toyota will further press forward the tide of such innovations, aiming for a corporate structure capable of carrying out management from a viewpoint that is optimal for a global company.

In order to convey top management’s aspirations and the company’s direction to all stakeholders, Toyota communicates what Toyota is really like through “Toyota Times.”

Toyota believes that it is critical to appoint individuals who are capable of contributing to decision-making aimed at sustainable growth into the future in keeping with the spirit of the Toyoda Precepts, which set forth its founding philosophy. Moreover, these individuals should be able to play a significant role in transforming Toyota into a “mobility company” through responding to social transformation by using CASE external partnerships based on trust and friendship and internal two-way interactive teamwork, while working in furtherance of the Sustainable Development Goals, formally adopted by the United Nations in September 2015 (the “SDGs”), and towards solutions for other social challenges. Toyota maintains its board of directors and senior management at an adequate size, and ensures they are overall balanced and diverse, including from the perspective of gender and nationality. Three outside members of the board of directors have been appointed in order to further reflect the opinions of those from outside the company in management’s decision-making process. Toyota has six audit & supervisory board members, three of whom are outside audit & supervisory board members. In order to be prepared in the event Toyota lacks the number of audit & supervisory board members required by law, one substitute audit & supervisory board member has been appointed pursuant to Article 329, Paragraph 3 of the Companies Act.

Set forth below are brief summaries of Toyota’s members of the board of directors and audit & supervisory board members.

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of shares
Takeshi Uchiyamada (August 17, 1946)	Chairman of the Board of Directors

1969 Joined Toyota Motor Corporation (“TMC”)

1998 Member of the Board of Directors of TMC

2001 Managing Director of TMC

2003 Senior Managing Director of TMC

2005 Executive Vice President of TMC

2012 Vice Chairman of TMC

2013 Chairman of TMC (to present)

(important concurrent duties)

Director of JTEKT Corporation

Director of Mitsui & Co., Ltd.

85,039 shares

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

43,491 shares

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

Representative Director of ROOKIE Racing, Inc.

4,792,561 shares

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

34,971 shares

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

2013 Engineering Director of Google Inc.

2016 Chief Technology Officer of Toyota Research Institute, Inc.

2018 Chief Executive Officer of Toyota Research Institute - Advanced Development, Inc. (to present)

2018 Executive Advisor at Toyota Research Institute, Inc. (to present)

2020 Senior Fellow at TMC

2020 Member of the Board of Directors, Operating Officer of TMC (to present)

2021 Toyota Research Institute - Advanced Development, Inc. changed its corporate name to Woven Core, Inc. and was reorganized into the Woven Planet Group.

111 shares

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of shares

2021 Chief Executive Officer and Representative Director of Woven Planet Holdings, Inc. (to present)

(important concurrent duties)

Chief Executive Officer and Representative Director of Woven Planet Holdings, Inc.

Representative Director of Woven Core, Inc.

President and Representative Director of Woven Alpha, Inc.

Kenta Kon (August 2, 1968)	Member of the Board of Directors, Operating Officer	1991 Joined TMC 2018 Managing Officer of TMC 2019 Operating Officer of TMC 2021 Member of the Board of Directors, Operating Officer of TMC (to present)	4,817 shares

(important concurrent duties) Director of Hino Motors, Ltd.

Ikuro Sugawara (March 6, 1957)	Outside Member of the Board of Directors

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

2012 Director-General of the Manufacturing Industries Bureau, Ministry of Economy, Trade and Industry

2013 Director-General of the Economic and Industrial Policy Bureau, Ministry of Economy, Trade and Industry

2015 Vice-Minister of Ministry of Economy, Trade and Industry

2017 Retired from the Ministry of Economy, Trade and Industry

2017 Special Advisor to the Cabinet

2018 Retired from Special Advisor to the Cabinet

2018 Outside Member of the Board of Directors of TMC (to present)

—

Sir Philip Craven (July 4, 1950)	Outside Member of the Board of Directors	1989 President of the International Wheelchair Basketball Federation 2001 President of the International Paralympic Committee 2002 Retired as President of the International Wheelchair Basketball Federation 2017 Retired as President of the International Paralympic Committee 2018 Outside Member of the Board of Directors of TMC (to present)	—

Teiko Kudo (May 22, 1964)	Outside Member of the Board of Directors	1987 Joined the Sumitomo Bank, Limited 2014 Executive Officer of Sumitomo Mitsui Banking Corporation	1,441 shares

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of shares

2017 Managing Executive Officer of Sumitomo Mitsui Banking Corporation

2018 Outside Member of the Board of Directors of TMC (to present)

2020 Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation

2020 Senior Managing Executive Officer of Sumitomo Mitsui Financial Group, Inc.

2021 Director and Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation (to present)

2021 Senior Managing Corporate Executive Officer of Sumitomo Mitsui Financial Group, Inc. (to present)

(important concurrent duties)

Senior Managing Corporate Executive Officer of Sumitomo Mitsui Financial Group, Inc.

Director Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation

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

2013 Member of the Board of Directors of TMC (to present)

2015 President and CEO of Japan Securities Depository Center, Inc.

2018 Retired as Member of the Board of Directors of TMC

2019 Director of Japan Securities Depository Center, Inc.

2019 Audit & Supervisory Board Member of TMC (to present)

2019 Retired as Director of Japan Securities Depository Center, Inc.

—

Masahide Yasuda (April 1, 1949)	Full-time Audit & Supervisory Board Member	1972 Joined TMC 2000 General Manager of Overseas Parts Division of TMC 2007 President of Toyota Motor Corporation Australia Ltd. 2014 Chairman of Toyota Motor Corporation Australia Ltd.	9,793 shares

Name (Date of birth)	Position	Brief career summary and important concurrent duties	Number of shares
2017 Retired as Chairman of Toyota Motor Corporation Australia Ltd. 2018 Audit & Supervisory Board Member of TMC (to present)

Katsuyuki Ogura (January 25, 1963)	Full-time Audit & Supervisory Board Member

1985 Joined TMC

2015 General Manager of Affiliated Companies Finance Dept. of TMC

2018 General Manager of Audit & Supervisory Board Office of TMC

2019 Audit & Supervisory Board Member of TMC (to present)

(important concurrent duties)

Outside Audit & Supervisory Board Member of Aichi Steel Corporation

4,405 shares

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

89 shares

Nobuyuki Hirano (October 23, 1951)	Outside Audit & Supervisory Board Member

1974 Joined Mitsubishi Bank

2001 Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd.

2004 Executive Officer of Mitsubishi UFJ Financial Group, Inc.

2005 Managing Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd.

2005 Director of Mitsubishi UFJ Financial Group, Inc.

493 shares

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

2015 Director, President & Group CEO of Mitsubishi UFJ Financial Group, Inc.

2016 Chairman of the Board of Directors of Bank of Tokyo-Mitsubishi UFJ, Ltd.

2018 Outside Audit & Supervisory Board Member of TMC (to present)

2019 Director, Chairman of Mitsubishi UFJ Financial Group, Inc.

2019 Member of the Board of Directors of MUFG Bank, Ltd.

2021 Retired as Member of the Board of Directors of MUFG Bank, Ltd.

2021 Director of Mitsubishi UFJ Financial Group, Inc. (to present)

(important concurrent duties)

Director of Mitsubishi UFJ Financial Group, Inc.

Director of Morgan Stanley

Audit and Supervisory Committee Member of Mitsubishi Heavy Industries, Ltd.

1.	Mr. Akio Toyoda, who is President and Member of the Board of Directors, concurrently serves as Operating Officer (President).

2.	Mr. Koji Kobayashi, Dr. James Kuffner and Mr. Kenta Kon who are Members of the Board of Directors, concurrently serve as Operating Officers.

None of the persons listed above was selected as a member of board of directors, audit & supervisory board member or member of senior management pursuant to an arrangement or understanding with Toyota’s major shareholders, customers, suppliers or others.

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

6.B COMPENSATION

Decision Making Policy and Process

Toyota believes that it is critical to appoint individuals who are capable of contributing to decision-making aimed at sustainable growth into the future in keeping with the spirit of the Toyoda Precepts, which set forth its founding philosophy. Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” and contribute to the solutions of social issues, including by contributing to the realization of the SDGs, through responding to social transformation by using CASE external partnerships based on trust and friendship and internal two-way interactive teamwork. Toyota’s director compensation system is an important means through which to promote various initiatives and is determined based on the following policy.

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

The board of directors decides by resolution the policy for determining remuneration for and other payments to each member of the board of directors. Remuneration is effectively linked to corporate performance while reflecting individual job responsibilities and performance. Remuneration standards in each member’s home country are also taken into account when determining remuneration levels and payment methods. Remuneration for outside members of the board of directors and audit & supervisory board members consists only of fixed payments. As a result, this remuneration is not readily impacted by business performance, helping to ensure independence from management.

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

The amount of remuneration for each member of the board of directors of the Company and the remuneration system are decided by the board of directors and the “Executive Compensation Meeting,” a majority of the members of which are outside members of the board of directors, to ensure the independence of the decision. The Executive Compensation Meeting consists of chairman of the board of directors Takeshi Uchiyamada (Chairman) and director Koji Kobayashi, and outside members of the board of directors Ikuro Sugawara, Sir Philip Craven and Teiko Kudo.

The board of directors resolves the policy for determining remuneration for and other payments to each member of the board of directors and the executive remuneration system as well as the total amount of remuneration for a given fiscal year. The board of directors also resolves to delegate the determination of the amount of remuneration for each member of the board of directors to the Executive Compensation Meeting.

The Executive Compensation Meeting reviews the remuneration system for members of board of directors and senior management on which it will consult with the board of directors and determines the amount of remuneration for each member of the board of directors, taking into account factors such as corporate performance as well as individual job responsibilities and performance, in accordance with the policy for determining remuneration for and other payments to each member of the board of directors established by the board of directors. The board of directors considers that such decisions made by the Executive Compensation Meeting are in line with the policy on determining remuneration and other payments for each member of the board of directors.

Remuneration for audit & supervisory board members is determined by the audit & supervisory board within the scope determined by resolution of the shareholders’ meeting.

Executive Compensation Meetings were held in May 2020 and March and April 2021 to discuss and determine the amount of remuneration for fiscal 2021 and other relevant matters.

Furthermore, preliminary examination meetings, consisting only of outside members of the board of directors, were held on a total of five occasions in August, September and October 2020 and February and March 2021 to discuss matters for the Executive Compensation Meetings. Remuneration for the members of the board of directors were determined with the unanimous consent of the Executive Compensation Meeting.

The principal topics discussed at Executive Compensation Meetings included:

•	Remuneration level for each position and job responsibility

•	Evaluation of benchmarks and actual results of fiscal 2021

•	Evaluation of individual performance

•	Determination of the amount of remuneration for each member of the board of directors

Method of Determining Performance-based Remuneration (Bonus and Share Compensation)

Directors with Japanese citizenship (excluding outside members of the board of directors)

Toyota sets the total amount of remuneration (“Annual Total Remuneration”) received by each member of the board of directors in a year based on consolidated operating income, the fluctuation of the share price of Toyota and individual performance evaluation. The balance after deducting fixed remuneration, or monthly remuneration, from Annual Total Remuneration constitutes performance-based remuneration.

Toyota determines the annual total remuneration level appropriate for each position and job responsibility by referring to the benchmarking result of remuneration for officers of companies located in Japan.

Concept of Each Item

Consolidated operating income	Indicator for evaluating Toyota’s efforts based on business performance
Fluctuation of the share price	Corporate value indicator for shareholders and investors to evaluate Toyota’s efforts
Individual performance evaluation	Qualitative evaluation of performance of each member of the board of directors

Method and Reference Value for Evaluating Indicators and Evaluation Result for Fiscal 2021

	Evaluation Weight	Evaluation Method	Reference Value	Evaluation Result for Fiscal 2021
Consolidated operating income	50%	Evaluate the degree of attainment of consolidated operating income in fiscal 2021, using required income (set in 2011) for Toyota’s sustainable growth as reference value	¥1 trillion	150%
Fluctuation of the Company’s share price	50%	Comparatively evaluate the fluctuation of Toyota’s share price up to the end of fiscal 2021, using the share price of Toyota and the Nikkei stock average at the end of fiscal 2020 as reference values	Company’s share price: ¥6,501 Nikkei average: ¥18,917

Method of Setting Annual Total Remuneration

Annual Total Remuneration is set using a theoretical formula that takes into account the benchmarking results of remuneration for members of the board of directors. Annual Total Remuneration is set for each member of the board of directors based on consolidated operating income and the fluctuation of the share price of Toyota, and then adjusted based on individual performance evaluation. Individual performance evaluation is set within the range of 25% above or below Annual Total Remuneration for each position, taking into account various factors such as initiatives in keeping with the spirit of the Toyoda Precepts which set forth Toyota’s founding philosophy, trust from his or her peers and contribution to the promotion of human resources development. The amount of the annual total remuneration for each member of the board of directors is calculated based on such individual performance evaluation.

Directors with foreign citizenship (excluding outside members of the board of directors)

Fixed remuneration and performance-based remuneration are set based on the remuneration levels and structures that allow Toyota to secure and retain talented personnel. Fixed remuneration is set, taking into account each member’s job responsibilities and the remuneration standards of such member’s home country. Performance-based remuneration is set based on consolidated operating income, the fluctuation of the share price of Toyota and individual performance, taking into account each member’s job responsibilities and the remuneration standards of such member’s home country. The concept of each item is the same as that for directors with Japanese citizenship (excluding outside members of the board of directors). There are cases where Toyota provides income tax compensation for certain members of the board of directors in light of the difference in income tax rates with those of his or her home country.

Compensation

The aggregate amount of remuneration, including bonuses, accrued for all members of the board of directors and audit & supervisory board members as a group by Toyota for services in all capacities was ¥3,226 million during fiscal 2021.

Toyota Motor Corporation and its subsidiaries have not set aside or accrued any amounts to provide pension, retirement or similar benefits to members of the board of directors and audit & supervisory board members of Toyota Motor Corporation.

Toyota’s Annual Securities Report filed with the Kanto Local Bureau of Finance on June 24, 2021, contained the following information concerning compensation in fiscal 2021 on a consolidated basis for members of the board of directors and audit & supervisory board members whose total compensation exceeded ¥100 million during such period:

- Takeshi Uchiyamada, Member of the Board of Directors: ¥222 million (¥110 million in base compensation, ¥61 million in bonus and ¥50 million in share compensation (5,000 shares))

- Shigeru Hayakawa, Member of the Board of Directors: ¥140 million (¥66 million in base compensation, ¥41 million in bonus and ¥33 million in share compensation (3,000 shares))

- Akio Toyoda, Member of the Board of Directors: ¥442 million (¥185 million in base compensation, ¥25 million in bonus and ¥231 million in share compensation (23,000 shares))

- Koji Kobayashi, Member of the Board of Directors: ¥134 million (¥72 million in base compensation, ¥12 million in bonus and ¥49 million in share compensation (4,000 shares))

- Didier Leroy, Member of the Board of Directors: ¥1,451 million (¥83 million in base compensation, ¥619 million in bonus and ¥747 million in other) *Other refers to income tax compensation that was granted to Mr. Leroy, with respect to his remuneration during the period in which he served as a member of the Board of Directors. Mr. Leroy retired on June 11, 2020.

- Shigeki Terashi, Member of the Board of Directors: ¥138 million (¥75 million in base compensation and ¥63 million in bonus)

- James Kuffner, Member of the Board of Directors: ¥284 million (¥255 million in base compensation and ¥28 million in bonus)

The amounts above were recorded as expenses in fiscal 2021.

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

Under the provisions of the Companies Act, if Toyota decides the terms of an agreement promising that Toyota will compensate a director for all or part of certain expenses incurred by the director, such a decision must be made by a resolution of the board of directors. Under the provisions of the Companies Act, if Toyota decides the terms of an insurance agreement to be executed with an insurer, under which a director is the insured, and which promises that the insurer will compensate for damage arising from the director being held liable in relation to the execution of his or her duties or from a liability claim filed against the director, such decision must be made by a resolution of the board of directors.

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

The audit & supervisory board members may not at the same time be a member of the board of directors, an accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person who is in charge of its affairs), executive officers, general managers or employees of Toyota or any of its subsidiaries. Together, these audit & supervisory board members form the audit & supervisory board. The audit & supervisory board members have the duty to examine the financial statements and business reports which are submitted by the board of directors to the general shareholders’ meeting. The audit & supervisory board members also monitor the administration of Toyota’s affairs by the members of the board of directors. Audit & supervisory board members are not required to be, and Toyota’s audit & supervisory board members are not, certified public accountants. They are required to participate in meetings of the board of directors but are not entitled to vote.

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

6.D EMPLOYEES

The total number of Toyota employees, on a consolidated basis, was 366,283 as of March 31, 2021 and 361,907 as of March 31, 2020. The following tables set forth a breakdown of persons employed by business segment and by geographic location as of March 31, 2021.

Segment	Number of Employees	Location	Number of Employees
Automotive	325,328	Japan	204,397
Financial services	12,393	North America	51,774
All other	23,457	Europe	24,251
Unallocated	5,105	Asia	66,471
		Other*	19,390

Total	366,283	Total	366,283

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

In Japan, basic wages and other working conditions are negotiated annually. In addition, in accordance with Japanese national custom, each employee is also paid a semi-annual bonus. Bonuses are negotiated at the time of wage negotiations and are based on Toyota’s financial results, prospects and other factors. The average wage increase for all union members, excluding bonuses, in Japan was approximately 2.52% in fiscal 2021.

In general, Toyota considers its labor relations with all of its workers to be good. However, Toyota is currently a party to, and otherwise from time to time experiences, labor disputes in some of the countries in which it operates. Toyota does not expect any disputes to which it is currently a party to materially affect Toyota’s consolidated financial position.

Toyota’s average number of temporary employees on a consolidated basis was 80,009 during fiscal 2021.

6.E SHARE OWNERSHIP

For information on the number of shares of Toyota’s common stock held by each member of the board of directors and audit & supervisory board member as of June 2021, see “— Directors and Senior Management.”

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights. As of March 31, 2021, Toyota does not have any stock option plan for which stock options or stock acquisition rights are exercisable or will become exercisable in the future.

Toyota’s board of directors resolves the share compensation within the maximum share compensation amount of 4.0 billion yen per year established at the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019. The overview of the share compensation is as follows.

Eligible persons	Members of the board of directors of Toyota (excluding outside members of the board of directors)
Total amount of the share compensation	Maximum of 4.0 billion yen per year
Amount of the share compensation payable to each member of the board of directors	Set each year considering factors such as corporate results, duties, and performance
Type of shares to be allotted and method of allotment	Issue or disposal of common stock (with transfer restrictions under an allotment agreement)
Total number of shares to be allotted	Maximum of 800,000 shares per year in total to eligible members of the board of directors
Amount to be paid	Determined by the board of directors of Toyota based on the closing price of Toyota’s common stock on the Tokyo Stock Exchange on the business day prior to each resolution of the board of directors, within a range that is not particularly advantageous to eligible members of the board of directors
Transfer restriction period	A period of three to fifty years from the allotment date, which is determined by the board of directors of Toyota in advance
Conditions for removal of transfer restrictions

Restrictions will be removed upon the expiration of the transfer restriction period.

However, restrictions will also be removed in the case of expiration of the term of office, death, or other legitimate reasons.

Gratis acquisition by Toyota	Toyota will be able to acquire all allotted shares without consideration in thecase of violations of laws and regulations or other reasons specified by the board of directors of Toyota during the transfer restriction period.

Members of the board of directors of Toyota with foreign citizenship are not eligible for the share compensation.

Toyota also has an employee stock ownership association in Japan for employees and full time and part time company advisors. Members of the employee stock ownership association set aside certain amounts from their monthly salary and bonuses to purchase Toyota’s common stock through the employee stock ownership association. As of March 31, 2021, the employee stock ownership association held 15,235,285 shares of Toyota’s common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

As of March 31, 2021, 3,262,997,492 shares of Toyota’s common stock (of which 467,048,832 shares were treasury stock and 2,795,948,660 shares were outstanding) and 47,100,000 First Series Model AA Class Shares of Toyota (of which 24,387,006 shares were treasury stock and 22,712,994 shares were outstanding) were issued.Toyota resolved at its board of directors meeting held on December 14, 2020 to exercise Toyota’s cash call option to acquire all outstanding Model AA Class Shares and, subject to such acquisition, to cancel all Model

AA Class Shares pursuant to the Companies Act. Toyota completed the acquisition of all outstanding Model AA Class Shares on April 2, 2021 and cancelled them on April 3, 2021. Information concerning beneficial ownership of Toyota’s common stock in the table below was prepared from information known to Toyota or that could be ascertained from public filings, including filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Financial Instruments and Exchange Law of Japan.

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

Based on information known to Toyota or that can be ascertained from public filings, the following table sets forth the beneficial ownership of holders of 5% or more of Toyota’s common stock as of the most recent practicable date.

Name of Beneficial Owner	Number of Shares of Common Stock (in thousands)	Percentage of Outstanding Voting Shares of Common Stock
Toyota Industries Corporation	238,466	8.55

According to The Bank of New York Mellon, depositary for Toyota’s ADSs (the “Depositary”), as of March 31, 2021, 54,467,360 shares of Toyota’s common stock were held in the form of ADRs and there were 1,764 ADR holders of record and 297,103 beneficial owners in the United States. According to Toyota’s register of shareholders, as of March 31, 2021, there were 512,745 holders of common stock and First Series Model AA Class Shares of record worldwide. As of March 31, 2021, there were 497 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 9.5% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

Toyota cancelled all of the First Series Model AA Class Shares on April 3, 2021, and as such, there are no holders of First Series Model AA Class Shares.

To the extent known to Toyota, Toyota is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

Toyota knows of no arrangements the operation of which may at a later time result in a change of control.

Toyota resolved at its board of directors meeting held on May 12, 2021 to split each share of common stock of Toyota as of September 30, 2021, the record date, into five shares, effective October 1, 2021. Toyota decided to do so in order to create an environment in which Toyota shares are more accessible to a broader base of investors by reducing the price per investment unit. In conjunction with the stock split, in accordance with Article 184, Paragraph 2 of the Companies Act, Toyota will amend its articles of incorporation to increase the total number of shares of common stock which Toyota is authorized to issue from 10,000,000,000 to 50,000,000,000 on October 1, 2021, the effective date of the stock split.

7.B RELATED PARTY TRANSACTIONS

Business Relationships

Toyota purchases materials, supplies and services, among others, from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s affiliated companies accounted for by the equity method and those firms with which certain members of Toyota’s board of directors are affiliated. Toyota purchased materials, supplies and services, among others, from these affiliated entities in the amount of ¥6,035.2 billion in fiscal 2021. Toyota also sells its products and services, among others, to Toyota’s affiliated companies accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota sold products and services, among others, to these affiliated entities in the amount of ¥1,637.5 billion in fiscal 2021. See note 33 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with affiliated companies.

Loans

Toyota regularly has trade accounts and other receivables by, and accounts payable to, Toyota’s affiliated companies accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota had outstanding trade accounts and other receivables by these affiliated entities in the amount of ¥310.4 billion as of March 31, 2021. Toyota had outstanding trade accounts and other payables to these affiliated entities in the amount of ¥856.6 billion as of March 31, 2021.

Toyota, from time to time, provides short- to medium-term loans to its affiliated companies, as well as loans under a loan program established by certain subsidiaries to assist their executives and members of the board of directors with the purchase of homes. As of March 31, 2021, an aggregate amount of ¥127.8 billion in loans was outstanding to its affiliated companies accounted for by the equity method. Toyota believes that each of these loans was entered into in the ordinary course of business.

Other

For the year ended March 31, 2021, Akio Toyoda, President of TMC, invested ¥5,000 million in Woven Planet Holdings, Inc., a consolidated subsidiary of TMC.

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

9.D SELLING SHAREHOLDERS

Not applicable.

9.E DILUTION

Not applicable.

9.F EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A SHARE CAPITAL

Toyota resolved at its board of directors meeting held on May 12, 2021 to split each share of common stock of Toyota as of September 30, 2021, the record date, into five shares, effective October 1, 2021. Toyota decided to do so in order to create an environment in which Toyota shares are more accessible to a broader base of investors by reducing the price per investment unit.

In conjunction with the stock split, in accordance with Article 184, Paragraph 2 of the Companies Act, Toyota will amend its articles of incorporation to increase the total number of shares of common stock which Toyota is authorized to issue from 10,000,000,000 to 50,000,000,000 on October 1, 2021, the effective date of the stock split.

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

General

Toyota’s authorized number of shares as of March 31, 2021 was 10,000,000,000 shares, with the total number of authorized shares per class being 10,000,000,000 for common stock, 50,000,000 for First Series Model AA Class Shares, 50,000,000 for Second Series Model AA Class Shares, 50,000,000 for Third Series Model AA Class Shares, 50,000,000 for Fourth Series Model AA Class Shares and 50,000,000 for Fifth Series Model AA Class Shares, and the total number of shares authorized to be issued with respect to First Series Model AA Class Shares through Fifth Series Model AA Class Shares not to exceed 150,000,000 shares. Of the authorized common stock, 3,262,997,492 shares have been issued. In conjunction with the cancellation of all of the Model AA Class Shares on April 3, 2021, Toyota’s articles of incorporation were amended at the 117th Ordinary General Shareholders’ Meeting held in June 2021, resulting in Toyota’s authorized number of shares being 10,000,000,000 shares.

Toyota does not issue share certificates for its shares. In accordance with the Companies Act, the Book-Entry Transfer Act and Toyota’s articles of incorporation, Toyota’s common stock are recorded or registered on (i) Toyota’s register of shareholders and (ii) transfer account books of the Japan Securities Depository Center, Inc. (“JASDEC”) which is a book-entry transfer institution, and securities firms, banks or other account management institutions. The transfer of common stock will generally become effective once the transfer is recorded in the transferee’s account. There are no restrictions imposed by Toyota’s articles of incorporation or share handling regulations on the transfer of common stock. In order to assert shareholders’ rights against Toyota, a shareholder must generally have his or her name and address recorded or registered on Toyota’s register of shareholders. A holder of common stock can assert minority shareholders’ rights (shareholders’ rights for which Toyota has not set a record date) against Toyota if JASDEC provides an individual shareholder notice to Toyota upon the shareholder’s request. The shareholder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights.

A holder of common stock must have a transfer account to transfer shares. Holders of common stock who do not have a transfer account with JASDEC must have an account with an account management institution that directly or indirectly has a transfer account with JASDEC. Once Toyota decides on the record date for its shareholders’ meeting or makes a request to JASDEC based on justifiable grounds, JASDEC will promptly provide to Toyota names, addresses and other information with respect to the holders of Toyota’s common stock who are recorded on the transfer account books of JASDEC or account management institutions. Upon receiving such information, Toyota will record or register such information received from JASDEC on its register of shareholders. Accordingly, holders of common stock recorded or registered on Toyota’s register of shareholders will be treated as holders of common stock of Toyota and may exercise rights, such as voting rights, and will receive dividends (if any) and notices to holders of common stock directly from Toyota. Holders of common stock wishing to assert minority shareholders’ rights against Toyota must request an individual shareholder notice to JASDEC or the account management institution at which the shareholder has opened a transfer account. In response to such request, JASDEC will provide the individual shareholders notice to Toyota. A holder of common stock may assert his or her minority shareholders’ rights against Toyota for a period of four weeks after the date the individual shareholder notice is provided to Toyota. The shares held by a person who is deemed to hold additional shares according to the transfer account books are aggregated for these purposes.

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

Dividends

Dividends — General

Toyota normally pays dividends twice per year, including an interim dividend and a year-end dividend. Toyota’s articles of incorporation provide that retained earnings can be distributed as dividends pursuant to a resolution of its board of directors. Toyota’s board of directors resolves to pay year-end dividends to shareholders and registered pledgees of record as of March 31, the record date, in each year.

In addition to these year-end dividends, Toyota may pay an interim dividend in the form of cash distributions from its distributable surplus to holders of stock and pledgees of stock of record as of September 30, the record date, in each year by a resolution of its board of directors.

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

Japanese Unit Share System

General. Consistent with the requirements of the Companies Act, Toyota’s articles of incorporation provide that 100 shares constitute one “unit.” Although the number of shares constituting a unit is included in the articles of incorporation, any amendment to the articles of incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by a resolution of the board of directors rather than by a special shareholders resolution, which is otherwise required for amending the articles of incorporation.

Voting Rights under the Unit Share System. Under the unit share system, shareholders have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

Purchase by Toyota of Shares Constituting Less Than a Unit. A holder of shares constituting less than a full unit may require Toyota to purchase those shares at their market value in accordance with the provisions of Toyota’s share handling regulations and the Companies Act.

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

Holders of common stock shall have voting rights exercisable at a general shareholders’ meeting. A holder of shares constituting one or more whole units is entitled to one vote per unit of shares subject to the limitations on voting rights set forth in this paragraph. In general, under the Companies Act, a resolution can be adopted at a general shareholders’ meeting by a majority of the shares having voting rights represented at the meeting. The Companies Act and Toyota’s articles of incorporation require a quorum for the election of members of the board of directors and audit & supervisory board members of not less than one-third of the total number of outstanding shares having voting rights. Toyota’s shareholders are not entitled to cumulative voting in the election of members of the board of directors. A corporate shareholder, the management of which is substantially under Toyota’s control as provided by an ordinance of the Ministry of Justice, either through the holding of voting rights or for any other reason, does not have voting rights.

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

(5)	the removal of an audit & supervisory board member;

(6)	the exemption of liability of a director or audit & supervisory board member with certain exceptions;

(7)	a reduction of stated capital which meets certain requirements with certain exceptions;

(8)	a distribution of in-kind dividends which meets certain requirements;

(9)	dissolution, merger, or consolidation with certain exceptions in which a shareholders’ resolution is not required;

(10)	the transfer of the whole or a material part of the business;

(11)	the transfer in entirety or in part of shares or equity interest of a subsidiary under certain conditions;

(12)	the taking over of the entire business of any other corporation with certain exceptions in which a shareholders’ resolution is not required;

(13)	share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required;

(14)	company split with certain exceptions in which a shareholders’ resolution is not required; or

(15)	share delivery with certain exceptions in which a shareholders’ resolution is not required.

At least two-thirds of the shares having voting rights represented at the meeting must approve these actions.

The voting rights of holders of ADSs are exercised by the Depositary based on instructions from those holders.

Rights to be Allotted Shares

Shareholders have no preemptive rights under Toyota’s articles of incorporation. Under the Companies Act, the board of directors may, however, determine that shareholders shall be given rights to be allotted shares or stock acquisition rights on request in connection with a particular issue or transfer of shares, or issue of stock acquisition rights, respectively. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date.

Rights to be allotted shares are nontransferable. However, a shareholder may be allotted stock acquisition rights without consideration thereto, and may transfer such rights.

Liquidation Rights

In the event of a liquidation of Toyota, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders or registered pledgees in proportion to the respective number of shares they own.

Liability to Further Calls or Assessments

All of Toyota’s currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.

Transfer Agent

Mitsubishi UFJ Trust and Banking Corporation is the transfer agent for all shares. Mitsubishi UFJ Trust and Banking Corporation’s office is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8212 Japan. Mitsubishi UFJ Trust and Banking Corporation maintains Toyota’s register of shareholders and records transfers of record ownership (in the case of common stock, upon receiving notification from JASDEC).

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

Acquisition by Toyota of Shares

Toyota may acquire its own shares (i) through a stock exchange on which such shares are listed or by way of tender offer (pursuant to an ordinary resolution of a general shareholders’ meeting or a resolution of the board of directors), (ii) by purchase from a specific party (pursuant to a special resolution of a general shareholders’ meeting) or (iii) from a subsidiary of Toyota (pursuant to a resolution of the board of directors). When such acquisition of shares is made by Toyota from a specific party other than a subsidiary of Toyota, any other shareholder may make a demand to a representative director, more than five calendar days prior to the relevant shareholders’ meeting, that Toyota also purchase the shares held by such holder. However, the acquisition of its own shares at a price not exceeding the market price to be provided under an ordinance of the Ministry of Justice will not trigger the right of any shareholder to include him/her as the seller of his/her shares in such proposed purchase.

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

For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed companies into the above categories. According to the list published by the Minister of Finance as of July 10, 2020, the businesses which are currently engaged in by Toyota are classified as category (ii) i.e., the Core Sector Designated Businesses above.

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

At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent, ten percent or five percent for portfolio investors (15 percent under the income tax treaties in force with, among other countries, Canada, Denmark, Finland, Germany, Iceland, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain (for dividends due and payable on or before December 31, 2021), ten percent under the income tax treaties with, among other countries, Australia, Austria, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the U.K. and the United States, and five percent under the income tax treaties with, among others, Spain (for dividends due and payable on or after January 1, 2022)).

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

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired from another individual shares of common stock or ADSs as a legatee, heir or donee, even though neither the individual, nor the deceased, nor donor is a Japanese resident.

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

Toyota does not believe that it was a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2021, and currently intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually and the application of the PFIC rules to a corporation such as Toyota (which among other things is engaged in leasing and financing through several subsidiaries) is not entirely clear, no assurances can be made regarding determination of its PFIC status in the current or any future taxable year. If Toyota is determined to be a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares of common stock or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate U.S. Holder receives from Toyota will not be eligible for the reduced U.S. federal income tax rates on dividends described above if Toyota is a PFIC either in the taxable year of the dividend or the preceding taxable year. If a U.S. Holder owns shares of common stock or ADSs in any taxable year in which Toyota is a PFIC, such U.S. Holder generally would be required to file Internal Revenue Service (“IRS”) Form 8621 (or other form specified by the U.S. Department of the Treasury) on an annual basis, subject to certain exceptions based on the value of PFIC stock held. Toyota will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.

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

A description of Toyota’s accounting policies for derivative instruments is included in note 3 to the consolidated financial statements and further disclosure is provided in notes 21 and 22 to the consolidated financial statements.

Toyota monitors and manages these financial exposures as an integral part of its overall risk management program, which recognizes the unpredictability of financial markets, and seeks to reduce the potentially adverse effects on Toyota’s operating results.

Market risk analyses of risks such as foreign exchange risk, interest rate risk, commodity price fluctuation risk and stock price fluctuation risk are provided in note 20 to the consolidated financial statements.

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

Fees Incurred in Fiscal 2021

For fiscal 2021, Toyota received $760,657,79 from the Depositary for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls), expenses relating to Toyota’s annual general shareholders’ meeting that are incurred with respect to Toyota’s ADR holders and 50% of the net dividend fees collected by the Depositary. The Depositary also paid Toyota’s continuing annual stock exchange listing fees.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) DISCLOSURE CONTROLS AND PROCEDURES

Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of fiscal 2021. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Form 20-F that Toyota files under the Exchange Act is accumulated and communicated to its management, including the chief executive officer and the principal accounting and financial officer, to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensure that the Form 20-F that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Toyota’s President and Representative Director, who concurrently serves as CEO, and the Operating Officer who concurrently serves as CFO. Toyota’s disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. The President and Representative Director as well as the Operating Officer have concluded that Toyota’s disclosure controls and procedures are effective at the reasonable assurance level.

(b) MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Toyota’s management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Toyota’s internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of Toyota’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that Toyota’s receipts and expenditures are being made only in accordance with authorizations of Toyota’s management and members of the board of directors; and

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

Based on this evaluation, management concluded that Toyota’s internal control over financial reporting was effective as of March 31, 2021.

PricewaterhouseCoopers Aarata LLC, an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Toyota’s internal control over financial reporting as of March 31, 2021, as stated in its report included herein.

(c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Toyota’s independent registered public accounting firm, PricewaterhouseCoopers Aarata LLC, has issued an audit report on the effectiveness of Toyota’s internal control over financial reporting. This report appears in Item 18.

(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in Toyota’s internal control over financial reporting during fiscal 2021 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.

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

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Aarata LLC and the various network and member firms of PricewaterhouseCoopers to Toyota in fiscal 2020 and fiscal 2021.

	Yen in millions
	2020	2021
Audit Fees(1)	4,712	4,602
Audit-related Fees(2)	132	70
Tax Fees(3)	398	373
All Other Fees(4)	497	185

Total	5,739	5,230

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

(2)

Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include services such as agreed-upon or expanded audit procedures; and financial statement audits of employee benefit plans.

(3)

Tax Fees include fees billed for tax compliance services, including services such as tax planning, advice and compliance of federal, state, local and international tax; the review of tax returns; assistance with tax audits and appeals; tax-only valuation services including transfer pricing; expatriate tax assistance and compliance.

(4)	All Other Fees primarily include fees billed for risk management advisory services; services providing information related to automotive market conditions; and other advisory services.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of Toyota’s common stock by Toyota and its affiliated purchasers during fiscal 2021:

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share (Yen)(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1, 2020 – April 30, 2020	547	6,636.15	—	—
May 1, 2020 – May 31, 2020	254	6,358.68	—	—
June 1, 2020 – June 30, 2020	1,140	6,886.92	—	—
July 1, 2020 – July 31, 2020	970	6,788.81	—	—
August 1, 2020 – August 31, 2020	914	6,750.89	—	—
September 1, 2020 – September 30, 2020	1,240	7,033.11	—	—
October 1, 2020 – October 31, 2020	709	6,949.13	—	—
November 1, 2020 – November 30, 2020	1,460	7,205.72	—	—
December 1, 2020 – December 31, 2020	1,937	7,651.17	—	—
January 1, 2021– January 31, 2021	2,398	7,824.40	—	—
February 1, 2021 – February 28, 2021	2,385	8,049.77	—	—
March 1, 2021 – March 31, 2021	1,918	8,133.64	—	—

Total	15,872	—	—	—

(1)

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

Unit Share System.” The number of shares purchased not pursuant to publicly announced plans or programs conducted in fiscal 2021 is 15,872.
(2)	Toyota did not conduct any share repurchases as a form of shareholder return in fiscal 2021.

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

The Companies Act requires Toyota to have outside members of the board of directors under the Companies Act. Toyota currently has three outside members of the board of directors. An “outside” member of the board of directors refers to:

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

Pursuant to the Companies Act, Toyota’s board of directors nominates and submits a proposal for the appointment of members of the board of directors for shareholder approval. The shareholders vote on such nomination at the general shareholders’ meeting. The Companies Act requires that the limits or calculation formula of the remuneration, bonus and any other benefits in compensation for the execution of duties (“remuneration, etc.”) of directors, the kind of remuneration, etc. (in case that the remuneration, etc. are other than cash (excluding shares and stock acquisition rights)) to be received by directors, and the limits of remuneration, etc. that are shares and stock acquisition rights to be granted to directors as well as the limits of remuneration, etc. to be paid to audit & supervisory board members must be determined by a resolution of the general shareholders’ meeting, unless their remuneration, etc. is provided for in the articles of incorporation. The distribution of remuneration, etc., among each member of the board of directors is broadly delegated to the board of directors and the distribution of remuneration among each audit & supervisory board member is determined by consultation among the audit & supervisory board members.

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

5. Code of Business Conduct and Ethics. Similar to the NYSE Corporate Governance Rules, under Japan’s Corporate Governance Code, Toyota is encouraged to adopt a code of conduct regarding ethical business activities for members of the board of directors, officers and employees. Toyota has resolved matters relating to maintenance of an “internal control system,” or “naibu-tosei,” in order to ensure its employees comply with laws, regulations and the articles of incorporation, etc., pursuant to the Companies Act, and Toyota maintains guidelines and internal regulations such as “Guiding Principles at Toyota,” “Toyota Code of Conduct” and a code of ethics pursuant to Section 406 of the Sarbanes-Oxley Act. Please see “Code of Ethics” for additional information.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

To the Shareholders and Board of Directors of

Toyota Jidosha Kabushiki Kaisha

(“Toyota Motor Corporation”)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Toyota Motor Corporation and its subsidiaries (collectively referred to as the “Company”) as of March 31, 2021 and 2020, and April 1, 2019, and the related consolidated statement of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended March 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and April 1, 2019, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

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

Liabilities for the costs of recalls and other safety measures

As described in Notes 3 and 25 to the consolidated financial statements, the Company accrues for costs of recalls and other safety measures. As of March 31, 2021, estimated liabilities for the costs of recalls and other safety measures totaled ¥1,034,981 million and were included in liabilities for quality assurance in the consolidated statement of financial position. The Company measures the majority of liabilities for the costs of recalls and other safety measures at the time of vehicle sales comprehensively by aggregate sales of various models in a certain period by geographical regions. However, when circumstances warrant, the Company measures liabilities for costs of a particular recall or other safety measures using an individual model when they are probable and reasonably estimable. Management calculates the liabilities for the costs of recalls and other safety measures that are determined comprehensively based on the accumulated amount of repair cost paid and pattern of actual payment occurrence.

The principal considerations for our determination that performing procedures relating to liabilities for the costs of recalls and other safety measures that are determined comprehensively is a critical audit matter are 1) significant judgment and estimation was required by management when developing the liabilities which in turn led to a high degree of auditor judgement and subjectivity in performing procedures to evaluate management’s assumptions; and 2) significant audit effort was necessary relating to testing the accumulated amount of repair cost paid and pattern of actual payment occurrence utilized in developing the estimate. In addition, the audit effort included the involvement of professionals with specialized skills and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to liabilities for the costs of recalls and other safety measures, including controls related to the determination of the significant assumptions and data used to calculate the liabilities that are determined comprehensively. These procedures also included, among others: 1) testing management’s process for estimating the liabilities, including evaluating the reasonableness of the significant assumptions; and 2) testing of the completeness and accuracy of the data used in the estimate. We also utilized professionals with specialized skills and knowledge to assist us in testing the liabilities by developing an independent range of reasonable estimated loss based on the Company’s data and independently developed assumptions.

Allowance for Credit Losses—Retail finance receivables

As described in Notes 3, 9 and 20 to the consolidated financial statements, the Company measures an allowance for credit losses on its retail finance receivables by estimating the expected credit losses at the reporting date. As of March 31, 2021, ¥198,204 million of the allowance for credit losses corresponding to ¥15,048,433 million of retail finance receivables was recorded in the consolidated statement of financial position. The allowance for credit losses on retail finance receivables is measured based on a systematic, ongoing review and evaluation performed as part of the credit risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral, forward-looking information including movements of the world economy and other pertinent factors. In calculating the expected credit losses, the Company uses the probability of a default and the loss rate in the event of a default based on past experience and then reflects adjustments based on its forecasts of current and future economic conditions.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses on retail finance receivables is a critical audit matter are 1) there was a significant amount of judgment by management when determining assumptions of the probability of a default, the loss rate in the event of a default, and adjustments based on the forecasts of current and future economic conditions used in the estimating of the allowance for credit losses, which in turn led to a high degree of auditor judgement and subjectivity in performing procedures to evaluate those management’s assumptions and adjustments; 2) there was a high level of complexity in assessing audit evidence related to management’s estimate. In addition, the audit effort included the involvement of professionals with specialized skills and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s allowance for credit losses on retail finance receivables, including controls over data supporting the assumptions, such as the probability of a default and the loss rate in the event of a default based on past experience, and adjustments used to determine the allowance. These procedures also included, among others, testing management’s process for estimating the allowance, including evaluating the reasonableness of the assumptions and adjustments. We also used professionals with specialized skills and knowledge to assist us in evaluating the reasonableness of the assumptions and adjustments determined by management.

/s/ PricewaterhouseCoopers Aarata LLC

Nagoya, Japan

June 24, 2021

We have served as the Company’s auditor since 2006.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		Yen in millions
	Notes	Transition date April 1, 2019	March 31, 2020	March 31, 2021
Assets
Current assets
Cash and cash equivalents	7	3,602,805	4,098,450	5,100,857
Trade accounts and other receivables	8	2,954,617	2,648,360	2,958,742
Receivables related to financial services	9	6,657,367	6,621,604	6,756,189
Other financial assets	10	2,640,392	2,143,602	4,215,457
Inventories	11	2,731,040	2,533,892	2,888,028
Income tax receivable		84,574	237,609	112,458
Other current assets		507,654	679,804	745,070

Total current assets		19,178,450	18,963,320	22,776,800

Non-current assets
Investments accounted for using the equity method	12	3,467,242	4,297,564	4,160,803
Receivables related to financial services	9	10,281,028	10,417,797	12,449,525
Other financial assets	10	7,769,740	7,901,517	9,083,914
Property, plant and equipment
Land	13	1,359,271	1,318,964	1,345,037
Buildings	13	4,833,278	4,741,451	4,999,206
Machinery and equipment	13	11,956,773	11,979,449	12,753,951
Vehicles and equipment on operating leases	13	6,139,163	5,928,833	6,203,721
Construction in progress	13	656,067	517,460	675,875

Total property, plant and equipment, at cost	13	24,944,551	24,486,156	25,977,791

Less - Accumulated depreciation and impairment losses	13	(14,260,446)	(13,952,141)	(14,566,638)

Total property, plant and equipment, net	13	10,684,105	10,534,016	11,411,153

Right of use assets	14	396,830	337,335	390,144
Intangible assets	15	908,737	1,000,257	1,108,634
Deferred tax assets	16	446,383	326,364	336,224
Other non-current assets	24	283,889	194,192	549,942

Total non-current assets		34,237,955	35,009,043	39,490,339

Total assets		53,416,405	53,972,363	62,267,140

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION—(Continued)

		Yen in millions
	Notes	Transition date April 1, 2019	March 31, 2020	March 31, 2021
Liabilities
Current liabilities
Trade accounts and other payables	17	3,856,133	3,498,029	4,045,939
Short-term and current portion of long-term debt	18	9,701,813	9,906,755	12,212,060
Accrued expenses		1,350,252	1,256,794	1,397,140
Other financial liabilities	19	475,302	538,740	763,875
Income taxes payable		321,316	212,276	350,880
Liabilities for quality assurance	25	1,769,514	1,552,970	1,482,872
Other current liabilities		1,008,032	1,176,645	1,207,700

Total current liabilities		18,482,362	18,142,209	21,460,466

Non-current liabilities
Long-term debt	18	11,342,315	11,434,219	13,447,575
Other financial liabilities	19	189,957	360,588	323,432
Retirement benefit liabilities	24	1,002,710	1,022,161	1,035,096
Deferred tax liabilities	16	1,227,292	1,198,005	1,247,220
Other non-current liabilities		516,560	476,169	465,021

Total non-current liabilities		14,278,833	14,491,142	16,518,344

Total liabilities		32,761,195	32,633,351	37,978,811

Shareholders’ equity
Common stock	26	397,050	397,050	397,050
Additional paid-in capital	26	487,162	489,334	497,275
Retained earnings	26	20,613,776	22,234,061	24,104,176
Other components of equity	26	1,016,035	585,549	1,307,726
Treasury stock	26	(2,606,925)	(3,087,106)	(2,901,680)

Total Toyota Motor Corporation shareholders’ equity	26	19,907,100	20,618,888	23,404,547

Non-controlling interests		748,110	720,124	883,782

Total shareholders’ equity		20,655,210	21,339,012	24,288,329

Total liabilities and shareholders’ equity		53,416,405	53,972,363	62,267,140

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENT OF INCOME

		Yen in millions
	Notes	For the year ended March 31, 2020	For the year ended March 31, 2021
Sales revenues
Sales of products	27	27,693,693	25,077,398
Financial services	27	2,172,854	2,137,195

Total sales revenues	27	29,866,547	27,214,594

Costs and expenses
Cost of products sold		23,103,596	21,199,890
Cost of financial services		1,381,755	1,182,330
Selling, general and administrative		2,981,965	2,634,625

Total costs and expenses		27,467,315	25,016,845

Operating income		2,399,232	2,197,748

Share of profit (loss) of investments accounted for using the equity method	12	310,247	351,029
Other finance income	29	305,846	435,229
Other finance costs	29	(47,155)	(47,537)
Foreign exchange gain (loss), net		(94,619)	15,142
Other income (loss), net		(80,607)	(19,257)

Income before income taxes		2,792,942	2,932,354

Income tax expense	16	681,817	649,976

Net income		2,111,125	2,282,378

Net income attributable to
Toyota Motor Corporation		2,036,140	2,245,261
Non-controlling interests		74,985	37,118

Net income		2,111,125	2,282,378

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	30	727.47	803.23

Diluted	30	720.10	794.67

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Yen in millions
	Notes	For the year ended March 31, 2020	For the year ended March 31, 2021
Net income		2,111,125	2,282,378
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	26	(243,853)	387,427
Remeasurements of defined benefit plans	26	(43,399)	216,272
Share of other comprehensive income of equity method investees	12,26	62,568	80,472

Total of items that will not be reclassified to profit (loss)		(224,684)	684,172

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	26	(362,098)	403,636
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	26	113,390	(83,503)
Share of other comprehensive income of equity method investees	12,26	(35,253)	8,172

Total of items that may be reclassified subsequently to profit (loss)		(283,961)	328,305

Total other comprehensive income, net of tax	26	(508,645)	1,012,476

Comprehensive income		1,602,480	3,294,854

Comprehensive income for the period attributable to
Toyota Motor Corporation		1,555,009	3,217,806
Non-controlling interests		47,472	77,048

Comprehensive income		1,602,480	3,294,854

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended March 31, 2020

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2019		397,050	487,162	20,613,776	1,016,035	(2,606,925)	19,907,100	748,110	20,655,210

Comprehensive income
Net income		—	—	2,036,140	—	—	2,036,140	74,985	2,111,125
Other comprehensive income, net of tax	26	—	—	—	(481,131)	—	(481,131)	(27,514)	(508,645)

Total comprehensive income		—	—	2,036,140	(481,131)	—	1,555,009	47,472	1,602,480

Transactions with owners and other
Dividends paid	26	—	—	(618,801)	—	—	(618,801)	(54,956)	(673,756)
Repurchase of treasury stock	26	—	—	—	—	(500,309)	(500,309)	—	(500,309)
Reissuance of treasury stock	26	—	4,053	—	—	20,128	24,181	—	24,181
Change in scope of equity method		—	—	253,590	—	—	253,590	—	253,590
Equity transactions and other		—	(1,882)	—	—	—	(1,882)	(20,503)	(22,384)

Total transactions with owners and other		—	2,171	(365,211)	—	(480,181)	(843,221)	(75,458)	(918,679)

Reclassification to retained earnings	26	—	—	(50,644)	50,644	—	—	—	—

Balances at March 31, 2020		397,050	489,334	22,234,061	585,549	(3,087,106)	20,618,888	720,124	21,339,012

For the year ended March 31, 2021

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2020		397,050	489,334	22,234,061	585,549	(3,087,106)	20,618,888	720,124	21,339,012

Comprehensive income
Net income		—	—	2,245,261	—	—	2,245,261	37,118	2,282,378
Other comprehensive income, net of tax	26	—	—	—	972,546	—	972,546	39,930	1,012,476

Total comprehensive income		—	—	2,245,261	972,546	—	3,217,806	77,048	3,294,854

Transactions with owners and other
Dividends paid	26	—	—	(625,514)	—	—	(625,514)	(36,598)	(662,112)
Repurchase of treasury stock	26	—	—	—	—	(118)	(118)	—	(118)
Reissuance of treasury stock	26	—	15,041	—	—	185,544	200,585	—	200,585
Change in scope of consolidation		—	—	—	—	—	—	102,588	102,588
Equity transactions and other		—	(7,099)	—	—	—	(7,099)	20,620	13,521

Total transactions with owners and other		—	7,942	(625,514)	—	185,426	(432,147)	86,610	(345,537)

Reclassification to retained earnings	26	—	—	250,369	(250,369)	—	—	—	—

Balances at March 31, 2021		397,050	497,275	24,104,176	1,307,726	(2,901,680)	23,404,547	883,782	24,288,329

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

		Yen in millions
	Notes	For the year ended March 31, 2020	For the year ended March 31, 2021
Cash flows from operating activities
Net income		2,111,125	2,282,378
Depreciation and amortization		1,595,347	1,644,290
Interest income and interest costs related to financial services, net		(193,046)	(236,862)
Share of profit (loss) of investments accounted for using the equity method		(310,247)	(351,029)
Income tax expense		681,817	649,976
Changes in operating assets and liabilities, and other		(1,319,537)	(1,063,562)
(Increase) decrease in trade accounts and other receivables		257,588	5,027
(Increase) decrease in receivables related to financial services		(1,214,742)	(1,243,648)
(Increase) decrease in inventories		(163,109)	(242,769)
(Increase) decrease in other current assets		(308,342)	(163,473)
Increase (decrease) in trade accounts and other payables		(129,053)	384,142
Increase (decrease) in other current liabilities		258,904	282,197
Increase (decrease) in retirement benefit liabilities		43,270	55,281
Other, net		(64,053)	(140,319)
Interest received		798,458	776,748
Dividends received		318,408	294,520
Interest paid		(506,307)	(459,181)
Income taxes paid, net of refund		(777,522)	(810,117)

Net cash provided by (used in) operating activities		2,398,496	2,727,162

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others		(1,246,293)	(1,213,903)
Additions to equipment leased to others		(2,195,291)	(2,275,595)
Proceeds from sales of fixed assets excluding equipment leased to others		47,949	40,542
Proceeds from sales of equipment leased to others		1,391,193	1,371,699
Additions to intangible assets		(304,992)	(278,447)
Additions to public and corporate bonds and stocks		(2,405,337)	(2,729,171)
Proceeds from sales of public and corporate bonds and stocks		1,151,463	1,020,533
Proceeds upon maturity of public and corporate bonds		1,224,185	1,041,385
Other, net	34	212,473	(1,661,218)

Net cash provided by (used in) investing activities		(2,124,650)	(4,684,175)

Cash flows from financing activities
Increase (decrease) in short-term debt	18	279,033	(1,038,438)
Proceeds from long-term debt	18	5,690,569	9,656,216
Payments of long-term debt	18	(4,456,913)	(5,416,376)
Dividends paid to Toyota Motor Corporation common shareholders	26	(618,801)	(625,514)
Dividends paid to non-controlling interests		(54,956)	(36,598)
Reissuance (repurchase) of treasury stock		(476,128)	199,884

Net cash provided by (used in) financing activities		362,805	2,739,174

Effect of exchange rate changes on cash and cash equivalents		(141,007)	220,245

Net increase (decrease) in cash and cash equivalents		495,645	1,002,406

Cash and cash equivalents at beginning of year	7	3,602,805	4,098,450

Cash and cash equivalents at end of year	7	4,098,450	5,100,857

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Reporting entity

TMC is a limited liability, joint-stock company located in Japan, and TMC’s principal executive offices are registered in Toyota City, Aichi Prefecture. The consolidated financial statements of the group consist of TMC, its consolidated subsidiaries (collectively, “Toyota”) and their interests in associates and joint ventures.

Toyota and its associates are primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories throughout the world. In addition, Toyota and its associates provide financing, vehicle leasing and certain other financial services primarily to its dealers and their customers to support the sales of vehicles and other products manufactured by Toyota and its associates.

2. Basis of preparation

(1) Compliance with international financial reporting standards

Toyota’s consolidated financial statements have been prepared in accordance with IFRS.

This is Toyota’s first consolidated financial statements in compliance with IFRS, and the date of the transition to IFRS (“Transition Date”) was April 1, 2019. In the transition to IFRS, TMC has adopted IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”). The effect of the transition to IFRS on Toyota’s financial position, results of operations and cash flows are presented in “36. First-time adoption”.

The consolidated financial statements were approved on June 24, 2021 by President, member of the Board of Directors Akio Toyoda and CFO, member of the Board of Directors Kenta Kon.

(2) Basis of measurement

Toyota’s consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value and assets and liabilities associated with defined benefit plans indicated in “3. Significant accounting policies”.

(3) Functional currency and presentation currency

The consolidated financial statements are presented in Japanese yen, which is the functional currency of TMC. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated. Amounts may not sum to totals due to rounding.

3. Significant accounting policies

Basis of consolidation -

(1) Subsidiaries

The consolidated financial statements include the accounts of TMC, its subsidiaries that are controlled by TMC, and those structured entities that are controlled by Toyota. Toyota controls an entity when Toyota is exposed or has rights to variable returns from involvement with the entity, and has the ability to affect those returns by using its power over the entity.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The financial statements of subsidiaries have been adjusted in order to ensure consistency with the accounting policies adopted by Toyota as necessary. All significant intercompany balances and transactions as well as the unrealized profit have been eliminated in consolidation.

Changes in a subsidiary’s ownership interests that do not result in a loss of control are accounted for as equity transactions. When control over a subsidiary is lost, any gain or loss on the disposal of the interest sold is recognized in profit or loss.

(2) Associates and joint ventures

Associates are entities over which Toyota has a significant influence over the decisions on financial and operating policies, but does not have control or joint control.

Joint ventures are entities over which two or more parties including Toyota have joint control, based on a contractual arrangement, and financial and business decisions about the relevant activities of which require unanimous consent of the parties that have joint control.

Investments in associates and joint ventures are accounted for using the equity method. The financial statements of associates and joint ventures have been adjusted in order to ensure consistency with the accounting policies adopted by Toyota as necessary.

When the use of the equity method is discontinued from the date when the investees are determined to be no longer associates or joint ventures, any gain or loss on such disposal of the investment is recognized in profit or loss.

Foreign currency translation -

(1) Foreign currency transactions

Foreign currency transactions are translated into the respective functional currencies of Toyota at the exchange rates prevailing when such transactions occur. All foreign currency receivables and payables are translated into the respective functional currencies at the applicable exchange rates at the end of the reporting period. Non-monetary assets and liabilities in foreign currencies that are measured at fair value are translated into the functional currency using the exchange rate on the date when the fair value was measured. Gains or losses on exchange differences arising from settlement of foreign currency receivables and payables or on their translations at the end of the reporting date are recognized in profit or loss. Furthermore, exchange differences arising from financial assets measured at fair value through other comprehensive income is recognized as other comprehensive income.

(2) Foreign operations

All assets and liabilities of foreign subsidiaries, associates and joint ventures (collectively, “foreign operations”) that use a functional currency other than Japanese yen are translated into Japanese yen at the exchange rates at the end of the reporting period. All revenues and expenses of foreign operations are translated into Japanese yen at the average exchange rate for the period unless the exchange rate fluctuates widely. Exchange differences arising from such translations are recognized in other comprehensive income and accumulated in other components of equity in the consolidated statement of financial position. When a foreign operation is disposed of, and control, significant influence or joint control over the foreign operation is lost, the cumulative amount of exchange differences relating to the foreign operation is reclassified from equity to profit or loss.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and cash equivalents -

Cash and cash equivalents consist of cash on hand, demand deposits, and short-term investments that are readily convertible to cash and are subject to insignificant risk of changes in value with three months or less maturities from the acquisition date.

Financial instruments -

(1) Financial assets

(i) Initial recognition and measurement

Toyota initially recognizes financial assets when it becomes a party to a contract and except for derivatives, classifies financial assets into “financial assets measured at amortized cost”, “debt and equity financial assets measured at fair value through other comprehensive income” or “financial assets measured at fair value through profit or loss”. The sale or purchase of financial assets that occurred in the normal course of business are recognized and derecognized at the trade date.

Financial assets classified as being measured at fair value through profit or loss are measured at fair value, but other financial assets are initially recognized and measured at fair value adding transaction costs directly attributable to acquisition. Trade receivables that do not contain significant financial elements are measured at the transaction price.

(a) Financial assets measured at amortized cost

Toyota classifies a financial asset as measured at amortized cost if both of the following conditions are met:

The asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(b) Debt financial assets measured at fair value through other comprehensive income

Debt financial assets are measured at fair value through other comprehensive income only if it meets both of the following conditions:

The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(c) Equity financial assets measured at fair value through other comprehensive income

For equity financial assets such as shares held mainly for the purpose of maintaining or enhancing business relationships with investees are irrevocably designated at initial recognition, as financial assets measured at fair value through other comprehensive income.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(d) Financial assets measured at fair value through profit or loss

Financial assets other than (a) to (c) are classified as financial assets measured at fair value through profit or loss.

(ii) Subsequent measurement

After initial recognition, financial assets are measured based on the following classification.

(a) Financial assets measured at amortized cost

Financial assets measured at amortized cost are measured at amortized cost using the effective interest method.

(b) Debt financial assets measured at fair value through other comprehensive income

Subsequent changes in fair value of the financial assets are recognized as other comprehensive income. Impairment gains or losses, interest income and foreign exchange gains and losses are recognized in profit or loss. When the financial assets are derecognized, the cumulative gain or loss recognized in other comprehensive income is reclassified from other components of equity to profit or loss.

(c) Equity financial assets measured at fair value through other comprehensive income

Subsequent changes in fair value of the financial assets are recognized as other comprehensive income. When the financial assets are derecognized, the cumulative gain or loss recognized through other comprehensive income is reclassified from other components of equity to retained earnings. Dividends from equity financial assets are recognized in profit or loss.

(d) Financial assets measured at fair value through profit or loss

Subsequent changes in the fair value of the financial assets are recognized in profit or loss.

(iii) Impairment of financial assets

An allowance for credit losses is provided for expected credit losses on financial assets that are measured at amortized cost as well as debt financial assets measured at fair value through other comprehensive income. An allowance for credit losses is also provided for expected credit losses on loan commitments or financial guarantee agreements that are off-balance sheet credit exposures.

At the end of the reporting period, Toyota assesses whether the credit risk on financial assets have significantly increased since initial recognition. At the end of the reporting period, if Toyota identifies a significant increase in credit risk, allowances for credit losses are measured as being equal to the amount of expected credit losses that would result from default events that are possible over the expected life of a financial asset. At the end of the reporting period, if the credit risk for a financial instrument has not increased significantly since its initial recognition, allowances for credit losses are measured as being equal to the amount of the expected credit losses caused by default events that may occur within 12 months from the end of the reporting period.

For accounts receivable that are included in “Trade accounts and other receivables” and finance lease receivables, the allowance is continuously measured at amounts equal to expected credit losses over the expected life of financial assets.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of expected credit losses is measured as the present value of all cash short falls resulting from the difference between the cash flows due to Toyota in accordance with the contract and cash flows that Toyota expects to receive, and such amount is recognized in profit or loss. A reversal of the allowance for credit losses resulting from a reduction in the amount of expected credit losses is recognized in profit or loss.

If there is objective evidence of impairment such as significant financial difficulty of a borrower, or a default or delinquency by a borrower, interest income is measured applying the effective interest method to the net carrying amount of the financial asset (after deducting the allowance for credit loss). Financial assets are written off either partially or fully when there is no reasonable expectation of recovering a financial asset in its entirely or a portion thereof.

(iv) Derecognition of financial assets

Toyota derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when Toyota transfers the contractual right to receive cash flows from financial assets in transactions in which substantially all the risks and rewards of ownership of the asset are transferred to another entity. Even if Toyota transfers a financial asset, it neither transfers nor holds substantially all the risks and rewards of ownership of such transferred financial asset. Further, in cases where Toyota continues to control such a transferred financial asset, Toyota recognizes the retained interest on such financial asset and the relevant liabilities that might possibly be paid in association therewith.

(2) Financial liabilities

(i) Initial recognition and measurement

Toyota initially measures financial liabilities other than derivatives at fair value less transaction costs directly attributable to the issuance of financial liabilities.

(ii) Subsequent measurement

Toyota subsequently measures financial liabilities at amortized cost using the effective interest method. Amortization under the effective interest method and gain or losses on derecognition are recognized as finance income or costs and recognized in profit or loss.

(iii) Derecognition of financial liabilities

Toyota derecognizes financial liabilities when the financial liabilities expire, that is, when the liability identified in the contract expires due to performance, discharges, cancels, or expires.

(3) Derivative financial instruments

Toyota employs derivative financial instruments, including forward foreign exchange contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options, to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. All derivative transactions are measured at fair value as assets or liabilities.

Toyota does not use derivative financial instruments for speculative or trading purposes.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finance receivables -

Finance receivables recorded on Toyota’s consolidated statement of financial position are net of any unearned financial income and deferred origination costs and the allowance for credit losses. Deferred origination costs are amortized so as to approximate a level rate of return over the term of the related contracts.

The determination of finance receivable portfolios is based primarily on the qualitative consideration of the nature of Toyota’s business operations and finance receivables. The three portfolios within finance receivables are as follows:

(1) Retail receivables portfolio

The retail receivables portfolio consists of retail installment sales contracts acquired mainly from dealers (“auto loans”) including credit card loans. These contracts acquired must first meet specified credit standards. Thereafter, Toyota retains responsibility for contract collection and administration.

The contract periods of auto loans primarily range from 2 to 7 years. Toyota acquires security interests in the vehicles financed and has the right to repossess vehicles if customers fail to meet their contractual obligations. Almost all auto loans are non-recourse, which relieves the dealers from financial responsibility in the event of repossession.

Toyota manages the retail receivables portfolio as one portfolio based on common risk characteristics associated with the underlying finance receivables, the similarity of the credit risks, and the quantitative materiality.

(2) Finance lease receivables portfolio

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

Toyota manages the finance lease receivables portfolio as one portfolio based on common risk characteristics associated with the underlying finance receivables and the similarity of the credit risks.

(3) Wholesale and other dealer loan receivables portfolio

Toyota provides wholesale financing to qualified dealers to finance inventories. Toyota acquires security interests in vehicles financed at wholesale. In cases where additional security interests would be required, Toyota takes dealership assets or personal assets, or both, as additional security. If a dealer defaults, Toyota has the right to liquidate any assets acquired.

Toyota also makes term loans to dealers for business acquisitions, facilities refurbishment, real estate purchases and working capital requirements. These loans are typically secured with liens on real estate, other dealership assets and/or personal assets of the dealers.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota manages the wholesale and other dealer loan receivables portfolio as one portfolio based on the risk characteristics associated with the underlying finance receivables.

Allowance for credit losses on finance receivables -

The allowance for credit losses on finance receivables is measured at the portfolio level, based on a systematic, ongoing review and evaluation performed as part of the credit risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral, forward-looking information including movements of the world economy and other pertinent factors. Furthermore, portfolios are grouped based on similarities of risk characteristics, such as product and collateral classes, when calculating expected credit losses in the aggregate.

(1) Retail receivables portfolio

With respect to retail receivables, Toyota reviews whether the credit risk on finance receivables has increased significantly. To evaluate the risk, Toyota uses the changes for the possibility of a credit loss occurring or days in arrears as an index. Toyota assesses the significant increases in credit risk when contractual payments are more than 30 days past due. When the credit risk on finance receivables has not increased significantly since initial recognition, Toyota measures the loss allowance for that finance receivables at an amount equal to 12-month expected credit losses at the reporting date.

Meanwhile, Toyota measures the loss allowance for finance receivables at an amount equal to the lifetime expected credit losses if the credit risk on that finance receivables has increased significantly since initial recognition at the reporting date. Toyota calculates the loss allowance for finance receivables at an amount equal to the lifetime expected credit losses by considering historical credit loss experience and future collectability, when there is evidence that finance receivables is credit-impaired such as a breach of contract due to default or delayed contractual payments.

In calculating expected credit losses, Toyota uses the probability of a default and the loss rate in the event of a default based on past experience and then reflects its forecasts of current and future economic conditions.

Suspension of payment over a certain period of time and or situations which contractual obligations are not being met are considered as being in default in accordance with internal management rules.

(2) Finance lease receivables portfolio

With respect to the finance lease receivables portfolio, Toyota always measures loss allowance at an amount equal to lifetime expected credit losses. Suspension of payment over a certain period of time and/or situations which contractual obligations are not being met are considered as being in default in accordance with internal management rules.

(3) Wholesale and other dealer loan receivables portfolio

With respect to the wholesale and other dealer loan receivables portfolio, receivables are sorted primarily by credit qualities based on internal risk assessments. Toyota reviews the change of the segment as an index whether the credit risk on finance receivables has increased significantly since initial recognition to assess these receivables for credit risk. Toyota assesses the significant increases in credit risk when contractual payments are more than 30 days past due. If the credit risk on finance receivables has not increased significantly since initial recognition, Toyota measures the loss allowance for that finance receivables at an amount equal to 12-month expected credit losses at the reporting date.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Meanwhile, Toyota measures the loss allowance for finance receivables at an amount equal to the lifetime expected credit losses if the credit risk on that finance receivables has increased significantly since initial recognition at the reporting date. Toyota calculates the loss allowance for finance receivables at an amount equal to the lifetime expected credit losses by considering historical credit loss experience and future collectability, when there is evidence that finance receivables are credit-impaired such as a debtor’s worsened financial conditions, breach of contract due to default or delayed contractual payments.

In calculating expected credit losses, Toyota uses the probability of a default and the loss rate in the event of a default based on past experience and then reflects its forecasts of current and future economic conditions.

Suspension of payment over a certain period of time and/or situations where contractual obligations are not being met are considered as defaults in accordance with internal management rules.

Although Toyota considers the allowance for credit losses on finance receivables to be adequate based on information currently available, additional provisions may be necessary due to (i) changes in management estimates and assumptions about asset impairments, (ii) information that indicates changes in expected future cash flows, or (iii) changes in economic and other events and conditions. Future changes in the economy that impact the consumer confidence such as increasing interest rates and a rise in the unemployment rate as well as higher debt balances, coupled with deterioration in actual and expected used vehicle values, could negatively affect future operating results of the financial services operations.

Inventories -

Inventories are valued at cost, not in excess of net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated original cost and estimated selling expense to product completion. The cost of inventories includes purchase costs, conversion costs and other costs incurred in bringing the inventories to their present location and condition. The cost is determined principally by using the weighted-average method.

Property, plant and equipment -

Property, plant and equipment is measured based on the cost model and carried at its cost less accumulated depreciation and impairment losses. Expenditures relating to major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations as incurred. Depreciation of property, plant and equipment, except for land that is not subject to depreciation, is calculated on the straight-line method over the estimated useful life of the respective assets according to general class, type of structure and use. The estimated useful lives range from 2 to 65 years for buildings and from 2 to 20 years for machinery and equipment.

The depreciation method, useful lives and residual values of property, plant and equipment are reviewed annually at each fiscal year end, and adopted prospectively, if applicable.

Vehicles and equipment on operating leases to third parties are originated by dealers and acquired by certain consolidated subsidiaries. Such subsidiaries are also the lessors of certain property that they acquire directly. Vehicles and equipment on operating leases are depreciated on a straight-line method over the lease term, generally from 2 to 5 years, to the estimated residual value. Incremental direct costs incurred in connection with the acquisition of lease contracts are capitalized and amortized on a straight-line method over the lease term.

Toyota is exposed to risk of loss on the disposition of off-lease vehicles to the extent that sales proceeds are not sufficient to cover the carrying value of the leased asset at lease termination. Toyota evaluates at the end of

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

each reporting period the estimated residual value to cover probable estimated losses related to unguaranteed residual values on its owned portfolio. The estimate is calculated considering projected vehicle return rates and projected loss severity. Factors considered in the determination of projected return rates and loss severity include historical and market information on used vehicle sales, trends in lease returns and new car markets, and general economic conditions. Toyota evaluates the foregoing factors, develops several potential loss scenarios, and evaluates the estimated residual value to determine whether it is considered adequate to cover the probable range of losses.

By evaluating estimated residual value, Toyota reflects in depreciation the amount it considers to be appropriate in relation to the estimated losses on its owned portfolio.

Intangible assets -

Intangible assets are measured based on the cost model and carried at their cost less accumulated amortization and impairment losses.

The estimated useful lives and the amortization method of intangible assets are reviewed annually at each fiscal year end, and adopted prospectively, if appropriate.

(1) Capitalized development cost

Development expenditure for a product is capitalized only when there is a technical and commercial feasibility of completing the development, Toyota has the intention, ability and sufficient resources to use the outcome of the development, it is probable that the outcome will generate a future economic benefit, and the cost can be measured reliably.

Capitalized development cost is amortized using the straight-line method over the expected product life cycle of the developed product ranging mainly from 5 to 10 years.

(2) Other intangible assets

Other intangible assets mainly consist of software for internal use and amortized using the straight-line method over their estimated useful lives, mainly 5 years. Goodwill is not material to Toyota’s consolidated statement of financial position.

Impairment of non-financial assets -

At the end of the reporting period, the carrying amount of non-financial assets other than inventories and deferred tax assets are assessed to determine whether or not there is any indication of impairment. If there is such an indication, the recoverable amount of such an asset or a cash-generating unit is estimated. An impairment loss would be recognized when the carrying amount of an asset or a cash-generating unit exceeds the estimated discounted cash flows expected to result from the use of the assets and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the carrying amount of the assets over its recoverable amount.

Leases -

At the inception of a contract, Toyota assesses whether the contract is, or contains, a lease.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1) Lessee

Toyota recognizes a right of use asset and a lease liability at the lease commencement date. The cost of the right of use asset is measured at the amount of the initial measurement of the lease liability by adjusting any lease payments made or before the commencement date. Lease liability is initially measured at the present value of the lease payments that are not paid as of the commencement date.

After the commencement date, Toyota applies a cost model and subsequently depreciates the right of use asset using a straight-line method from the commencement date to the earlier of the end of the useful life of the right of use asset or the end of the lease term. Lease liability is measured at amortized cost using the effective interest method. In the consolidated statement of financial position, lease liability is included in short-term and long-term debt. Interest on the lease liability in each period during the lease term is the amount that produces a constant periodic rate of interest on the remaining balance of the lease liability and recognized in profit or loss over the lease term.

Many lease contracts relating to land and buildings entered into by Toyota include extension options that can be exercisable by Toyota as lessee for various purposes, such as to ensure business flexibility. Toyota assesses whether it is reasonably certain to exercise an extension option, and if it assesses it to be reasonably certain, the extension option is included in the lease term.

Toyota recognizes the lease payments associated with lease terms of 12 months or less as an expense on a straight-line basis over the lease term.

(2) Lessor

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

(1) Defined benefit plan

The present value of defined benefit obligations and service cost are principally determined for each plan using the projected unit credit method. The net defined benefit liability (asset) is the present value of the defined benefit obligations less the fair value of plan assets. Current service cost and net interest on the net defined benefit liability (asset) are recognized as net income (loss) on the statement of net income.

Past service cost is recognized in profit or loss upon occurrence.

Toyota recognizes the difference arising from remeasurement of the net defined benefit liability (asset) including actuarial gains and losses in other comprehensive income when it is incurred and reclassifies it immediately to retained earnings.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Defined contribution plan

For defined contribution plans, when the employees render services, the contribution payables are recognized in profit or loss.

Liabilities for quality assurance -

Toyota generally warrants its products against certain manufacturing and other defects. Provisions for product warranties are provided for specific periods of time and/or usage of the product and vary depending upon the nature of the product, the geographic location of the sale and other factors. The accrued warranty costs represent management’s best estimate at the time of sale of the total costs that Toyota will incur to repair or replace product parts that fail while still under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience of product failures as well as current information on repair costs. An estimate of warranty claim accrued for each fiscal year is calculated based on the estimate of warranty claim per unit. The estimate of warranty claim per unit is calculated comprehensively by dividing the actual amounts of warranty claim by the number of sales units for the fiscal year.

Toyota accrues for costs of recalls and other safety measures, as well as product warranty cost described above. Toyota generally measures such “liabilities for recalls and other safety measures” at the time of vehicle sales comprehensively by aggregate sales of various models in a certain period by geographical regions. However, when circumstances warrant, Toyota measures “liabilities for a particular recall or other safety measure” using an individual model when they are probable and reasonably estimable.

The portion of “liabilities for recalls and other safety measures” recorded in the consolidated statement of financial position is calculated comprehensively based on the “expected liability for the cost of recalls and other safety measures” in consideration of the “accumulated amount of repair cost paid”. As such, this liability is evaluated every period based on new data and are adjusted as appropriate. Toyota calculates these liabilities for units sold in the current period and each of the past 10 fiscal years, and aggregates such liabilities in determining the final liability amount.

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

Factors that may cause a difference between the amount accrued comprehensively at the time of vehicle sale and actual payment on individual recalls and other safety measures mainly include actual cost of recalls and safety measures during the period being significantly different from the accumulated amount of repair cost paid per unit (generally comprised of parts and labor) and the actual pattern of payment occurrence during the period being significantly different from the pattern of the payment occurrence in the past. Such differences are considered as part of our estimation process for future recalls and other safety measures.

Liabilities for product warranties and liabilities for recalls and other safety measures have been combined into “Liabilities for quality assurance” in the consolidated statement of financial position. Product warranty costs and costs of recalls and other safety measures are included in cost of products sold in the consolidated statement of income.

The foregoing evaluations are inherently uncertain, as they require material estimates as described above. Consequently, actual warranty costs may differ from the estimated amounts and could require additional

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

warranty provisions. If these factors require a significant increase in Toyota’s accrued estimated warranty costs, it would negatively affect future operating results of the automotive operations.

Revenue recognition -

In the automotive operations, performance obligations are considered to be satisfied when completed vehicles and parts are delivered to the agreed locations with dealers. For parts for production, it is when they are loaded on a ship or delivered to manufacturing companies. We do not have any material significant payment terms as payment is received at or shortly after the point of sale.

Toyota’s sales incentive programs principally consist of cash payments to dealers calculated based on total vehicle volume or vehicle unit sales of certain models sold by a dealer during a certain period of time. Toyota accrues these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program utilizing the most likely outcome method.

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

Interest income from financial services is recognized using the effective interest method. Revenues from operating leases are recognized on a straight-line basis over the lease term.

If the period between satisfaction of the performance obligation and receipt of consideration is expected to be within one year or less, as a practical expedient, we do not adjust the promised amount of consideration for the effects of a significant financing component.

Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

Income taxes -

Income tax expenses are presented as the aggregate amount of current taxes and deferred taxes.

Deferred tax assets and deferred tax liabilities are recognized for future tax consequences attributable to temporary differences between the carrying amount of assets or liabilities in the consolidated statement of financial position and the tax base of the assets or liabilities and carryforwards of unused tax losses and tax credits.

Deferred tax assets are recognized for all future deductible amounts, to the extent that it is probable that we will have sufficient profit to utilize the benefit of future deductible amounts.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax liabilities for deductible temporary differences arising from investments in subsidiaries, associates, and interest in joint ventures are recognized in principle. However, they are not recognized when Toyota is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply in the period when the assets are realized or the liabilities are settled, based on the tax rates and tax laws enacted or substantively enacted at the end of the reporting period. The measurement of deferred tax assets and deferred tax liabilities reflects the tax consequences that would follow from the manner in which Toyota expects, at the end of reporting period, to recover or settle the carrying amount of its assets and liabilities.

Earnings per share attributable to Toyota Motor Corporation -

Basic earnings per share attributable to Toyota Motor Corporation is calculated by dividing net income attributable to Toyota Motor Corporation by the weighted-average number of common shares outstanding with adjustment for treasury stock during the reporting period. Diluted earnings per share attributable to Toyota Motor Corporation is calculated by dividing net income attributable to Toyota Motor Corporation by the weighted-average number of common shares outstanding taking into consideration the effect of dilutive securities.

New accounting standards and interpretations not yet adopted -

None of new or revised standards and interpretations that have been issued as of the date of approval of the consolidated financial statements but have not yet been adopted by Toyota have a significant effect on the consolidated financial statements.

4. Significant accounting judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates were revised and in any future periods affected.

Information about important estimation and judgments that have significant effects on the amounts recognized in the consolidated financial statements is as follows:

Scope of subsidiaries, associates, and joint ventures (Note 3 “Basis of consolidation”)

Intangible assets incurred by research and development (Note 3 “Intangible assets”)

Information about accounting estimates and assumption that affect the application of accounting policies and the reported amounts of assets and liabilities, and financial statements based on IFRS is as follows:

Liabilities for quality assurance (Note 3 “Liabilities for quality assurance” and Note 25)

Allowance for credit losses on finance receivables (Note 3 “Allowance for credit losses on finance receivables” and Note 20 (2))

Impairment of non-financial assets (Note 3 “Impairment of non-financial assets” and Note 13)

Employee benefit obligations (Note 3 “Employee benefit obligations” and Note 24)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value measurements (Note 22)

Recoverability of deferred tax assets (Note 3 “Income taxes” and Note 16)

5. Segment information

(1) Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

(2) Segment information

As of transition date April 1, 2019

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Total assets	18,743,549	24,366,422	2,323,909	7,982,524	53,416,405
Investments accounted for using the equity method	3,340,218	5,118	36,211	85,695	3,467,242

As of and for the year ended March 31, 2020

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	26,770,379	2,172,854	923,314	—	29,866,547
Inter-segment revenues and transfers	29,364	20,316	581,606	(631,286)	—

Total	26,799,743	2,193,170	1,504,920	(631,286)	29,866,547
Operating expenses	24,786,609	1,909,429	1,401,564	(630,287)	27,467,315

Operating income	2,013,134	283,742	103,356	(999)	2,399,232

Total assets	19,450,102	25,390,541	2,119,951	7,011,769	53,972,363
Investments accounted for using the equity method	3,810,310	65,471	283,355	138,428	4,297,564
Depreciation and amortization	821,958	739,484	33,905	—	1,595,347
Capital expenditures	1,437,932	2,061,334	68,363	14,818	3,582,448

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2021

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	24,597,846	2,137,195	479,553	—	27,214,594
Inter-segment revenues and transfers	53,706	25,042	572,812	(651,560)	—

Total	24,651,552	2,162,237	1,052,365	(651,560)	27,214,594
Operating expenses	23,044,391	1,666,645	967,015	(661,205)	25,016,845

Operating income	1,607,161	495,593	85,350	9,645	2,197,748

Total assets	21,412,034	28,275,239	2,720,720	9,859,147	62,267,140
Investments accounted for using the equity method	3,698,990	71,336	248,814	141,664	4,160,803
Depreciation and amortization	893,704	715,757	34,829	—	1,644,290
Capital expenditures	1,341,032	2,151,455	76,370	40,843	3,609,699

Accounting policies applied by each segment is in conformity with those of Toyota’s consolidated financial statements. Transfers between industry segments are made in accordance with terms and conditions in the ordinary course of business.

Unallocated amounts included in assets represent assets held for corporate purpose, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and the balances as of April 1, 2019, March 31, 2020 and 2021 are ¥9,343,942 million, ¥8,584,459 million and ¥11,344,879 million, respectively.

(3) Consolidated Financial Statements on Non-Financial Services Businesses and Financial Services Business

The financial data below presents separately Toyota’s non-financial services and financial services businesses.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(i) Consolidated Statement of Financial Position on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	Transition date April 1, 2019	March 31, 2020	March 31, 2021
Assets
(Non-Financial Services Businesses)
Current assets
Cash and cash equivalents	2,818,313	2,682,431	3,274,149
Trade accounts and other receivable	3,027,544	2,646,618	3,063,314
Other financial assets	2,279,004	1,849,063	3,778,119
Inventories	2,731,040	2,533,892	2,888,028
Other current assets	435,279	738,008	664,097

Total current assets	11,291,179	10,450,012	13,667,707

Non-current assets
Property, plant and equipment	6,177,114	6,228,180	6,805,166
Other	12,674,327	13,234,909	14,721,626

Total non-current assets	18,851,441	19,463,089	21,526,792

Total assets	30,142,621	29,913,101	35,194,499

(Financial Services Business)
Current assets
Cash and cash equivalents	784,492	1,416,020	1,826,707
Trade accounts and other receivable	180,607	194,994	216,767
Receivables related to financial services	6,657,367	6,621,604	6,756,189
Other financial assets	834,427	1,140,910	1,021,738
Other current assets	162,315	186,869	198,068

Total current assets	8,619,207	9,560,397	10,019,469

Non-current assets
Receivables related to financial services	10,281,028	10,417,797	12,449,525
Property, plant and equipment	4,506,991	4,305,837	4,605,988
Other	959,196	1,106,509	1,200,256

Total non-current assets	15,747,215	15,830,143	18,255,770

Total assets	24,366,422	25,390,541	28,275,239

(Elimination)
Elimination of assets	(1,092,638)	(1,331,279)	(1,202,599)

(Consolidated)

Total assets	53,416,405	53,972,363	62,267,140

Note: Assets in non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	Transition date April 1, 2019	March 31, 2020	March 31, 2021
Liabilities
(Non-Financial Services Businesses)
Current liabilities
Trade accounts and other payables	3,687,407	3,305,034	3,801,753
Short-term and current portion of long-term debt	852,002	685,431	2,348,514
Accrued expenses	1,269,615	1,197,245	1,322,353
Income taxes payable	301,021	197,213	262,727
Other current liabilities	2,576,512	2,472,424	2,650,433

Total current liabilities	8,686,557	7,857,347	10,385,779

Non-current liabilities
Long-term debt	1,567,346	1,549,676	1,523,134
Retirement benefit liabilities	986,860	1,005,538	1,015,156
Other non-current liabilities	1,124,943	1,149,254	1,509,535

Total non-current liabilities	3,679,148	3,704,467	4,047,825

Total liabilities	12,365,705	11,561,815	14,433,605

(Financial Services Business)
Current liabilities
Trade accounts and other payables	388,838	350,099	510,670
Short-term and current portion of long-term debt	9,244,879	9,942,634	10,286,251
Accrued expenses	94,707	74,508	102,200
Income taxes payable	20,295	15,064	88,153
Other current liabilities	781,665	937,231	1,002,615

Total current liabilities	10,530,384	11,319,535	11,989,889

Non-current liabilities
Long-term debt	9,982,796	10,016,507	12,044,994
Retirement benefit liabilities	15,850	16,623	19,940
Other non-current liabilities	959,138	1,053,466	696,294

Total non-current liabilities	10,957,784	11,086,596	12,761,228

Total liabilities	21,488,168	22,406,131	24,751,117

(Elimination)
Elimination of liabilities	(1,092,679)	(1,334,595)	(1,205,911)

(Consolidated)

Total liabilities	32,761,195	32,633,351	37,978,811

Shareholders’ equity

(Consolidated) Total Toyota Motor Corporation shareholders’ equity	19,907,100	20,618,888	23,404,547

(Consolidated) Non-controlling interests	748,110	720,124	883,782

(Consolidated) Total shareholders’ equity	20,655,210	21,339,012	24,288,329

(Consolidated) Total liabilities and shareholders’ equity	53,416,405	53,972,363	62,267,140

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii) Consolidated Statement of Income on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	For the year ended March 31, 2020	For the year ended March 31, 2021
(Non-Financial Services Businesses)
Sales revenues	27,710,128	25,103,190
Cost of revenues	23,104,047	21,199,915
Selling, general and administrative	2,492,039	2,206,205

Operating income	2,114,042	1,697,070

Other income (loss), net	394,278	742,785

Income before income taxes	2,508,319	2,439,855

Income tax expense	615,546	528,413

Net income	1,892,774	1,911,442

Net income attributable to
Toyota Motor Corporation	1,818,022	1,875,467
Non-controlling interests	74,752	35,975

(Financial Services Business)
Sales revenues	2,193,170	2,162,237
Cost of revenues	1,397,344	1,202,277
Selling, general and administrative	512,085	464,368

Operating income	283,742	495,593

Other income (loss), net	835	(3,090)

Income before income taxes	284,577	492,503

Income tax expense	66,284	121,536

Net income	218,293	370,967

Net income attributable to
Toyota Motor Corporation	218,060	369,824
Non-controlling interests	233	1,143

(Elimination)
Elimination of net income	59	(30)
(Consolidated)

Net income	2,111,125	2,282,378

Net income attributable to
Toyota Motor Corporation	2,036,140	2,245,261
Non-controlling interests	74,985	37,118

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iii) Consolidated Statement of Cash Flows on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	For the year ended March 31, 2020	For the year ended March 31, 2021
(Non-Financial Services Businesses)
Cash flows from operating activities
Net income	1,892,774	1,911,442
Depreciation and amortization	855,863	928,533
Share of profit (loss) of investments accounted for using the equity method	(298,494)	(345,374)
Income tax expense	615,546	528,413
Changes in operating assets and liabilities, and other	(154,164)	(262,407)
Interest received	141,975	123,606
Dividends received	316,610	290,618
Interest paid	(46,217)	(35,371)
Income taxes paid, net of refund	(700,528)	(505,260)

Net cash provided by (used in) operating activities	2,623,364	2,634,200

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(1,222,821)	(1,203,662)
Additions to equipment leased to others	(163,592)	(142,217)
Proceeds from sales of fixed assets excluding equipment leased to others	46,765	38,575
Proceeds from sales of equipment leased to others	49,892	46,461
Additions to intangible assets	(299,253)	(271,274)
Additions to public and corporate bonds and stocks	(2,220,217)	(2,511,346)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	2,249,367	1,982,302
Other, net	(95,852)	(1,339,372)

Net cash provided by (used in) investing activities	(1,655,711)	(3,400,534)

Cash flows from financing activities
Increase (decrease) in short-term debt	45,288	213,716
Proceeds from long-term debt	247,048	1,662,593
Payments of long-term debt	(163,486)	(170,373)
Dividends paid to Toyota Motor Corporation common shareholders	(618,801)	(625,514)
Dividends paid to non-controlling interests	(50,903)	(34,840)
Reissuance (repurchase) of treasury stock	(476,128)	199,884

Net cash provided by (used in) financing activities	(1,016,982)	1,245,465

Effect of exchange rate changes on cash and cash equivalents	(86,553)	112,588

Net increase (decrease) in cash and cash equivalents	(135,882)	591,719

Cash and cash equivalents at beginning of year	2,818,313	2,682,431

Cash and cash equivalents at end of year	2,682,431	3,274,149

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2020	For the year ended March 31, 2021
(Financial Services Business)
Cash flows from operating activities
Net income	218,293	370,967
Depreciation and amortization	739,484	715,757
Interest income and interest costs related to financial services, net	(200,727)	(241,016)
Share of profit (loss) of investments accounted for using the equity method	(11,753)	(5,655)
Income tax expense	66,284	121,536
Changes in operating assets and liabilities, and other	(1,081,707)	(780,798)
Interest received	664,167	661,272
Dividends received	1,799	3,901
Interest paid	(467,774)	(431,939)
Income taxes paid, net of refund	(76,994)	(304,856)

Net cash provided by (used in) operating activities	(148,928)	109,168

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(23,472)	(10,240)
Additions to equipment leased to others	(2,031,699)	(2,133,378)
Proceeds from sales of fixed assets excluding equipment leased to others	1,184	1,967
Proceeds from sales of equipment leased to others	1,341,301	1,325,238
Additions to intangible assets	(5,739)	(7,173)
Additions to public and corporate bonds and stocks	(185,120)	(217,825)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	126,281	79,616
Other, net	(22,213)	(35,893)

Net cash provided by (used in) investing activities	(799,477)	(997,688)

Cash flows from financing activities
Increase (decrease) in short-term debt	514,196	(1,517,259)
Proceeds from long-term debt	5,458,616	8,043,141
Payments of long-term debt	(4,334,374)	(5,332,573)
Dividends paid to non-controlling interests	(4,052)	(1,757)

Net cash provided by (used in) financing activities	1,634,387	1,191,551

Effect of exchange rate changes on cash and cash equivalents	(54,454)	107,657

Net increase (decrease) in cash and cash equivalents	631,527	410,688

Cash and cash equivalents at beginning of year	784,492	1,416,020

Cash and cash equivalents at end of year	1,416,020	1,826,707

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents	(141,007)	220,245

Net increase (decrease) in cash and cash equivalents	495,645	1,002,406

Cash and cash equivalents at beginning of year	3,602,805	4,098,450

Cash and cash equivalents at end of year	4,098,450	5,100,857

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4) Geographic information

As of transition date April 1, 2019

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Total assets	17,436,485	17,752,487	3,980,823	5,283,390	3,107,162	5,856,058	53,416,405
Non-current assets	4,752,955	5,619,582	473,276	773,293	457,208	—	12,076,315

As of and for the year ended March 31, 2020

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	9,503,238	10,419,869	3,133,227	4,785,489	2,024,724	—	29,866,547
Inter-segment revenues and transfers	6,938,614	222,165	222,130	507,741	89,387	(7,980,038)	—

Total	16,441,852	10,642,034	3,355,357	5,293,231	2,114,111	(7,980,038)	29,866,547
Operating expenses	14,856,576	10,388,830	3,211,540	4,929,684	2,030,110	(7,949,425)	27,467,315

Operating income	1,585,276	253,205	143,817	363,547	84,001	(30,613)	2,399,232

Total assets	18,221,453	18,579,078	4,264,022	5,307,513	2,881,536	4,718,761	53,972,363
Non-current assets	4,697,388	5,517,466	570,563	708,066	428,707	—	11,922,190

As of and for the year ended March 31, 2021

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	8,587,193	9,325,950	2,968,289	4,555,897	1,777,266	—	27,214,594
Inter-segment revenues and transfers	6,361,739	165,853	166,200	489,398	95,630	(7,278,820)	—

Total	14,948,931	9,491,803	3,134,489	5,045,295	1,872,895	(7,278,820)	27,214,594
Operating expenses	13,799,715	9,090,442	3,026,518	4,609,354	1,813,048	(7,322,232)	25,016,845

Operating income	1,149,217	401,361	107,971	435,940	59,847	43,413	2,197,748

Total assets	19,674,666	20,138,715	5,074,409	6,548,343	3,469,635	7,361,372	62,267,140
Non-current assets	5,232,862	5,705,770	751,245	896,542	461,723	—	13,048,143

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Non-current assets do not include financial instruments, deferred tax assets, net defined benefit assets and rights arising under insurance contracts.

The above amounts are aggregated by region based on the location of the country where TMC or consolidated subsidiaries are located. Transfers between geographic areas are made in accordance with terms and conditions in the ordinary course of business.

Unallocated amounts included in assets represent assets held for corporate purpose, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and the balances as of April 1, 2019, March 31, 2020 and 2021 are ¥9,343,942 million, ¥8,584,459 million and ¥11,344,879 million, respectively.

(5) Sales revenues by location of external customers

In addition to the disclosure requirements under IFRS, Toyota discloses this information in order to provide financial statements users with valuable information.

	Yen in millions
	For the years ended March 31,
	2020	2021
Japan	7,229,849	6,820,590
North America	10,546,655	9,437,314
Europe	2,932,324	2,734,152
Asia	5,217,857	5,057,397
Other	3,939,863	3,165,141

Total	29,866,547	27,214,594

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

6. Business acquisition and transfer

TMC and Panasonic established a new joint venture, Prime Life Technologies, related to a town development business for the year ended March 31, 2020. Prime Life Technologies became Toyota’s associate company accounted for by the equity method, and THC as well as Misawa Homes became subsidiaries of Prime Life Technologies, causing THC and Misawa Homes to no longer be Toyota’s consolidated subsidiary companies.

Specifically, at the meeting of the Board of Directors held on May 9, 2019, TMC resolved to conclude contracts aimed toward the establishment of Prime Life Technologies with Panasonic. On January 7, 2020, THC and Misawa Homes, each a subsidiary of TMC, completed a share exchange in which THC became the wholly owning parent company and Misawa Homes became the wholly owned subsidiary company, pursuant to a share exchange agreement that was approved at the general meeting of shareholders of Misawa Homes on November 26, 2019. Also effective January 7, 2020, and pursuant to the share transfer plan that was approved at the general meeting of shareholders of THC on December 19, 2019, Toyota transferred all of the shares of THC common stock to Prime Life Technologies, causing it to become the wholly owning parent company of THC. THC then distributed all issued shares of Misawa Homes to Prime Life Technologies as a dividend of surplus, as

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

approved at the general meeting of shareholders of THC on January 7, 2020, with Prime Life Technologies thereby becoming the wholly owning parent company of THC and Misawa Homes. Gains or losses realized from these transactions are not material.

In addition to the above, Toyota made several acquisitions and dispositions during the years ended March 31, 2020 and 2021, however the assets and liabilities acquired or transferred were not material.

7. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Cash and deposits	2,759,412	2,764,771	3,346,401
Negotiable certificate of deposit and other	843,393	1,333,679	1,754,456

Total	3,602,805	4,098,450	5,100,857

8. Trade accounts and other receivables

Trade accounts and other receivables consist of the following:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Accounts and notes receivables	2,401,348	2,112,153	2,301,976
Other receivables	569,762	559,884	688,352
Allowance for doubtful accounts	(16,493)	(23,676)	(31,586)

Total	2,954,617	2,648,360	2,958,742

Trade accounts and other receivables which are unconditional rights to considerations are classified as financial assets measured at amortized cost.

The changes in the allowance for doubtful accounts consist of the following:

	Yen in millions
	For the years ended March 31,
	2020	2021
Allowance for doubtful accounts at beginning of year	90,497	90,266
Provision for doubtful accounts, net of reversal	837	7,780
Write-offs	(2,721)	(3,112)
Other	1,653	2,444

Allowance for doubtful accounts at end of year	90,266	97,378

“Other” includes currency translation adjustments.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A portion of the allowance for doubtful accounts is attributed to certain non-current receivable balances which are reported as other financial assets under non-current assets.

9. Finance receivables

Finance receivables consist of the following:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Retail	12,773,344	12,802,072	15,048,433
Finance leases	1,636,536	1,691,418	2,031,280
Wholesale and other dealer loans	3,489,756	3,479,613	3,185,484

Total	17,899,635	17,973,103	20,265,197

Deferred origination costs	204,305	221,200	270,406
Less - Unearned income	(986,928)	(919,054)	(1,068,587)
Less - Allowance for credit losses
Retail	(121,242)	(159,770)	(198,204)
Finance leases	(26,483)	(30,899)	(33,455)
Wholesale and other dealer loans	(30,893)	(45,179)	(29,642)

Total finance receivables, net	16,938,395	17,039,401	19,205,715

Current assets	6,657,367	6,621,604	6,756,189
Non-current assets	10,281,028	10,417,797	12,449,525

Total finance receivables, net	16,938,395	17,039,401	19,205,715

Finance receivables were geographically distributed as follows: in North America 55.2%, in Asia 13.0%, in Europe 12.3%, in Japan 8.2% and in Other 11.3% as of April 1, 2019, in North America 55.8%, in Asia 13.0%, in Europe 12.6%, in Japan 8.8% and in Other 9.8% as of March 31, 2020, and in North America 54.6%, in Asia 13.5%, in Europe 13.2%, in Japan 8.3% and in Other 10.4% as of March 31, 2021.

Finance receivables are classified as financial assets measured at amortized cost.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual maturity of retail receivables, future lease payments for finance leases receivables, wholesale receivables and other dealer loans are as follows:

	Yen in millions
	Transition date April 1, 2019
	Retail	Finance leases	Wholesale and other dealer loans
Within 1 year	4,094,135	418,450	2,495,356
Between 1 and 2 years	3,035,992	325,744	235,985
Between 2 and 3 years	2,434,026	251,888	237,026
Between 3 and 4 years	1,728,217	113,040	140,418
Between 4 and 5 years	942,876	42,582	143,747
Later than 5 years	538,098	6,538	237,225

Total	12,773,344	1,158,242	3,489,756

	Yen in millions
	March 31, 2020
	Retail	Finance leases	Wholesale and other dealer loans
Within 1 year	4,034,784	446,914	2,453,952
Between 1 and 2 years	3,034,098	335,863	315,532
Between 2 and 3 years	2,476,974	247,389	201,940
Between 3 and 4 years	1,749,642	134,488	160,774
Between 4 and 5 years	964,211	48,914	109,507
Later than 5 years	542,362	8,802	237,907

Total	12,802,072	1,222,370	3,479,613

	Yen in millions
	March 31, 2021
	Retail	Finance leases	Wholesale and other dealer loans
Within 1 year	4,196,724	540,759	1,995,544
Between 1 and 2 years	3,482,932	415,673	348,787
Between 2 and 3 years	2,906,322	303,166	231,969
Between 3 and 4 years	2,235,116	171,142	137,331
Between 4 and 5 years	1,404,273	69,241	145,817
Later than 5 years	823,066	11,597	326,037

Total	15,048,433	1,511,577	3,185,484

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finance leases receivables consist of the following:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Lease payments	1,158,242	1,222,370	1,511,577
Estimated unguaranteed residual values	478,294	469,048	519,703

Total	1,636,536	1,691,418	2,031,280

Deferred origination costs	11,929	12,349	13,701
Less - Unearned income	(143,838)	(146,087)	(169,098)
Less - Allowance for credit losses	(26,483)	(30,899)	(33,455)

Finance leases receivables, net	1,478,144	1,526,781	1,842,429

10. Other financial assets

Other financial assets consist of the following:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Financial assets measured at amortized cost
Time deposits	1,141,511	844,549	2,566,221
Other	464,897	680,454	554,997
Financial assets measured at fair value through profit or loss
Public and corporate bonds	59,426	58,711	59,600
Stocks	110,991	149,905	317,101
Derivatives	200,333	503,826	282,364
Other	286,459	286,182	489,824
Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	5,806,502	5,372,687	6,075,498
Stocks	2,332,625	2,115,736	2,945,780
Other	7,388	33,067	7,986

Total	10,410,133	10,045,118	13,299,371

Current assets	2,640,392	2,143,602	4,215,457
Non-current assets	7,769,740	7,901,517	9,083,914

Total	10,410,133	10,045,118	13,299,371

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

nature of its counterparties. Counterparties to Toyota’s financial instruments represent, in general, international financial institutions. Additionally, Toyota does not have a significant exposure to any individual counterparty. Toyota believes that the overall credit risk related to its financial instruments is not significant.

Public and corporate bonds included in financial assets measured at fair value through other comprehensive income include securities loaned of ¥2,217,346 million and ¥1,757,903 million for the years ended March 31, 2020 and 2021, respectively.

Major securities included in stocks measured at fair value through other comprehensive income as of April 1, 2019, March 31, 2020 and 2021 are as follows:

	Yen in millions
	Transition date April 1, 2019	March 31,
Issue		2020	2021
KDDI CORPORATION	711,905	952,192	1,075,516
NIPPON TELEGRAPH AND TELEPHONE CORPORATION	—	—	229,563
SUBARU CORPORATION	325,402	—	—
MS&AD Insurance Group Holdings, Inc.	179,621	161,232	173,171
HOTAI MOTOR CO., LTD.	75,390	98,006	126,049

As Toyota primarily holds long-term investments for business relationships, the investments have been designated to be measured at fair value through other comprehensive income. For the year ended March 31, 2020, SUBARU CORPORATION became Toyota’s associate company accounted for by the equity method through Toyota increasing its equity stake.

To facilitate the efficient and effective utilization of assets, Toyota derecognizes stocks measured at fair value through other comprehensive income by way of sale. Fair value and total accumulated other comprehensive income at derecognition are as follows:

	Yen in millions
	For the years ended March 31,
	2020	2021
Total fair value	30,280	40,903
Accumulated other comprehensive income, net	4,935	17,323

11. Inventories

Inventories consist of the following:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Products	1,819,022	1,614,070	1,749,415
Work in process	326,012	316,756	350,308
Raw materials	474,804	482,987	644,779
Supplies and other	111,202	120,079	143,526

Total	2,731,040	2,533,892	2,888,028

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Investments accounted for using the equity method

Equity in associates and joint ventures is as follows:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Associates	3,119,740	3,703,848	3,467,503
Joint ventures	347,502	593,716	693,300

Total	3,467,242	4,297,564	4,160,803

The combined information of investments accounted for using the equity method (total value of TMC’s interests) is as follows:

	Yen in millions
	For the years ended March 31,
	2020	2021
Net income
Associates	195,569	190,998
Joint ventures	114,678	160,031

Total	310,247	351,029

Other comprehensive income, net of tax
Associates	42,904	50,143
Joint ventures	(15,589)	38,501

Total	27,315	88,644

Comprehensive income
Associates	238,473	241,141
Joint ventures	99,089	198,532

Total	337,562	439,673

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Property, plant and equipment

The changes in cost and accumulated depreciation and impairment losses are as follows:

(Cost)

	Yen in millions
	Land	Buildings	Machinery and equipment	Vehicles and equipment on operating leases	Construction in progress	Total
Transition date Balance as of April 1, 2019	1,359,271	4,833,278	11,956,773	6,139,163	656,067	24,944,551

Additions	45,791	80,490	379,749	2,188,621	732,114	3,426,765
Sales or disposal	(9,805)	(41,613)	(514,608)	(2,232,596)	(3,204)	(2,801,827)
Reclassification from construction in progress	10,510	112,228	665,968	97	(788,803)	—
Foreign currency translation adjustments	(12,252)	(80,920)	(303,095)	(167,022)	(21,350)	(584,639)
Other	(74,551)	(162,012)	(205,338)	570	(57,363)	(498,694)

Balance as of March 31, 2020	1,318,964	4,741,451	11,979,449	5,928,833	517,460	24,486,156

Additions	22,720	90,363	414,934	2,281,434	639,205	3,448,655
Sales or disposal	(13,005)	(36,586)	(472,197)	(2,163,259)	(4,846)	(2,689,893)
Reclassification from construction in progress	6,890	101,216	485,705	537	(594,347)	—
Foreign currency translation adjustments	13,448	57,952	262,808	180,976	20,493	535,677
Other	(3,979)	44,811	83,252	(24,799)	97,910	197,195

Balance as of March 31, 2021	1,345,037	4,999,206	12,753,951	6,203,721	675,875	25,977,791

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Accumulated depreciation and impairment losses)

	Yen in millions
	Land	Buildings	Machinery and equipment	Vehicles and equipment on operating leases	Construction in progress	Total
Transition date Balance as of April 1, 2019	(4,274)	(3,097,623)	(9,715,155)	(1,442,093)	(1,301)	(14,260,446)

Depreciation	—	(120,075)	(633,167)	(774,846)	—	(1,528,087)
Impairment losses	(2,446)	(4,023)	(8,319)	—	(19)	(14,807)
Sales or disposal	1,467	31,119	465,994	736,055	—	1,234,635
Foreign currency translation adjustments	138	41,716	212,323	35,940	60	290,177
Other	1,057	94,335	172,429	58,487	81	326,388

Balance as of March 31, 2020	(4,058)	(3,054,551)	(9,505,895)	(1,386,459)	(1,178)	(13,952,141)

Depreciation	—	(118,975)	(673,612)	(770,354)	—	(1,562,940)
Impairment losses	—	—	—	—	(70)	(70)
Sales or disposal	12	24,717	443,307	748,189	—	1,216,226
Foreign currency translation adjustments	(240)	(34,630)	(204,607)	(39,880)	(50)	(279,408)
Other	(211)	(6,299)	(64,468)	81,587	1,085	11,695

Balance as of March 31, 2021	(4,497)	(3,189,737)	(10,005,275)	(1,366,916)	(213)	(14,566,638)

Depreciation on “Property, plant and equipment” was included in “Cost of products sold” and “Selling, general and administrative” in the consolidated statement of income.

Vehicles and equipment on operating leases consist of the following:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Vehicles	6,124,664	5,911,838	6,190,558
Equipment	14,499	16,994	13,164

	6,139,163	5,928,833	6,203,721
Less - Accumulated depreciation	(1,442,093)	(1,386,459)	(1,366,916)

Vehicles and equipment on operating leases, net	4,697,070	4,542,374	4,836,805

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future expenses from vehicles and equipment on operating leases are due in installments and rental income separated as follows:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Within 1 year	805,907	802,112	857,997
Between 1 and 2 years	537,742	531,094	583,059
Between 2 and 3 years	245,145	241,459	282,477
Between 3 and 4 years	50,834	59,416	55,838
Between 4 and 5 years	9,860	13,457	18,873
Later than 5 years	1,983	6,196	5,706

Total future rentals	1,651,471	1,653,733	1,803,950

The future rental income as shown above should not be considered indicative of future cash collections.

14. Right of use assets and lease liabilities

The breakdown of right of use assets is as follows:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Types of original assets
Land	26,583	38,658	46,868
Buildings	337,863	253,312	285,602
Other	32,384	45,366	57,674

Total	396,830	337,335	390,144

The increase in the right of use assets for the years ended on March 31, 2020 and 2021 were ¥152,870 million and ¥114,394 million, respectively.

The breakdown of main gains and losses on lessee’s leases:

	Yen in millions
	March 31,
	2020	2021
Depreciation of right of use assets
Land	8,137	7,277
Buildings	67,321	45,852
Other	16,875	22,307

Total	92,333	75,436

Interest expense on lease liabilities	3,187	4,118
Short-term leases	44,627	84,821

	140,147	164,375

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2020 and 2021, the total cash outflows for lessee leases were ¥130,830 million and ¥133,698 million, respectively.

The following is the maturity analysis of the total future lease payments and the adjustment to the present value:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Within 1 year	89,976	48,255	52,983
Between 1 and 5 years	162,802	117,223	130,917
Later than 5 years	167,316	181,812	219,857

Future lease payment, total	420,095	347,291	403,757
Less - Interest expense	(26,414)	(38,245)	(42,866)

Present value of lease payment, total	393,680	309,045	360,891

Current liabilities	87,282	43,166	47,120
Non-current liabilities	306,398	265,879	313,771

Present value of lease payment, total	393,680	309,045	360,891

15. Intangible assets

The carrying value of intangible assets is as follows:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Capitalized development costs	611,122	625,473	631,176
Software and other	297,615	374,784	477,458

Total	908,737	1,000,257	1,108,634

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in cost, accumulated amortization and impairment losses of intangible assets are as follows:

(Cost)

	Yen in millions
	Capitalized development costs	Software and other	Total
Transition date Balance as of April 1, 2019	980,692	525,105	1,505,797

Additions	—	116,450	116,450
Internally developed	164,127	36,436	200,563
Sales or disposal	(153,144)	(66,995)	(220,139)
Foreign currency translation adjustments	—	(24,306)	(24,306)
Other	—	14,025	14,025

Balance as of March 31, 2020	991,675	600,716	1,592,391

Additions	—	62,423	62,423
Internally developed	158,246	59,061	217,307
Sales or disposal	(45,779)	(57,047)	(102,825)
Foreign currency translation adjustments	—	6,305	6,305
Other	—	56,416	56,416

Balance as of March 31, 2021	1,104,142	727,874	1,832,016

(Accumulated amortization and impairment losses)

	Yen in millions
	Capitalized development costs	Software and other	Total
Transition date Balance as of April 1, 2019	(369,570)	(227,490)	(597,060)

Depreciation	(149,776)	(67,260)	(217,036)
Impairment losses	—	—	—
Sales or disposal	153,144	66,944	220,088
Foreign currency translation adjustments	—	2,513	2,513
Other	—	(639)	(639)

Balance as of March 31, 2020	(366,202)	(225,932)	(592,134)

Depreciation	(152,542)	(81,350)	(233,892)
Impairment losses	—	—	—
Sales or disposal	45,779	55,354	101,132
Foreign currency translation adjustments	—	(2,818)	(2,818)
Other	—	4,330	4,330

Balance as of March 31, 2021	(472,966)	(250,417)	(723,382)

Amortization of intangible assets was included in “cost of products sold” and “selling, general and administrative” in the consolidated statement of income. There is no material internally generated intangible assets except for capitalized development costs.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Income taxes

(1) Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Deferred tax assets
Defined benefit plan liabilities	248,226	261,078	172,237
Accrued expenses and liabilities for quality assurance	642,680	609,166	623,247
Other accrued employees’ compensation	120,934	123,218	127,339
Operating loss carryforwards for tax purposes	334,797	19,219	14,263
Allowance for doubtful accounts and credit losses	66,044	71,142	82,467
Property, plant and equipment and other assets	246,633	263,243	224,933
Other	413,920	370,252	400,000

Total deferred tax assets	2,073,234	1,717,318	1,644,486

Deferred tax liabilities
Changes in fair value of financial instruments measured in other comprehensive income	(506,454)	(428,541)	(661,221)
Undistributed earnings of foreign subsidiaries	(25,972)	(24,683)	(18,539)
Undistributed earnings of associates and joint ventures	(871,627)	(917,544)	(902,680)
Basis difference of acquired assets	(29,116)	(29,756)	(48,371)
Capitalized development costs	(188,837)	(193,271)	(195,033)
Lease transactions	(946,128)	(746,443)	(533,167)
Other	(286,009)	(248,719)	(196,470)

Total deferred tax liabilities	(2,854,142)	(2,588,957)	(2,555,481)

Net deferred tax assets and liabilities	(780,909)	(871,641)	(910,996)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Of the changes in deferred tax assets and deferred tax liabilities for the year ended March 31, 2020 and 2021, the amount recognized as income tax expense in the consolidated statement of income is as follows:

	Yen in millions
	For the years ended March 31,
	2020	2021
Defined benefit plan liabilities	16,927	12,473
Accrued expenses and liabilities for quality assurance	(18,676)	(18,256)
Other accrued employees’ compensation	4,557	3,125
Operating loss carryforwards for tax purposes	(295,656)	1,265
Allowance for doubtful accounts and credit losses	19,293	6,042
Property, plant and equipment and other assets	(76,680)	4,468
Undistributed earnings of foreign subsidiaries	1,290	6,144
Undistributed earnings of associates and joint ventures	(33,008)	47,840
Basis difference of acquired assets	(10,033)	(18,302)
Capitalized development costs	(4,434)	(1,762)
Lease transactions	286,869	209,972
Other	(83,216)	23,104

Total	(192,767)	276,113

The deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized in the statement of financial position:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Deductible temporary difference	277,454	223,708	250,670
Carryforwards of tax losses	141,711	184,851	379,566
Carryforwards of tax credit	8,194	25,963	34,800

Total	427,359	434,521	665,037

The expected expiration date of the carryforwards of tax losses for which deferred tax assets are not recognized are as follows:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Within 5 years	10,773	22,272	13,597
Between 5 and 10 years	1,619	8,636	20,475
Later than 10 years	129,318	153,944	345,493

Total	141,711	184,851	379,566

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The expected expiration date of the carryforwards of tax credit for which deferred tax assets are not recognized are as follows:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Within 5 years	2,643	4,162	5,097
Between 5 and 10 years	4,630	464	2,340
Later than 10 years	921	21,337	27,363

Total	8,194	25,963	34,800

Of the temporary differences in investments in foreign subsidiaries, because management intends to reinvest undistributed earnings of foreign subsidiaries to the extent not expected to be remitted in the foreseeable future, no deferred tax liability is recognized. As of April 1, 2019, March 31, 2020 and 2021, the temporary differences totaled ¥3,544,897 million, ¥3,873,059 million and ¥4,362,133 million, respectively, and Toyota estimates an additional deferred tax liability of ¥158,332 million, ¥169,051 million and ¥202,533 million would be required, respectively, if the full amount of those undistributed earnings were remitted.

(2) Income tax expenses

The income tax expense for the year ended Mach 31, 2020 and 2021 consists of the followings:

	Yen in millions
	For the years ended March 31,
	2020	2021
Current income tax expense:
TMC and domestic subsidiaries	484,667	403,230
Foreign subsidiaries	4,383	522,859

Total current	489,050	926,089

Deferred income tax expense (benefit):
TMC and domestic subsidiaries	95,270	(23,792)
Foreign subsidiaries	97,498	(252,321)

Total deferred	192,767	(276,113)

Total income tax expense	681,817	649,976

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 30.9% for the years ended March 31, 2020 and 2021. The statutory tax rates in effect for the year in which the temporary differences are expected to reverse are used to calculate the tax effects of temporary differences which are expected to reverse in future years. Reconciliation of the differences between the statutory tax rate and the average effective tax rate is as follows:

	For the years ended March 31,
	2020	2021
Statutory tax rate	30.9%	30.9%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	0.4	0.5
Tax-exempt income	(0.5)	(0.4)
Deferred tax liabilities on undistributed earnings of foreign subsidiaries	0.9	0.6
Effects of investments accounted for using the equity method	(3.4)	(3.7)
Deferred tax liabilities on undistributed earnings of associates and joint ventures	2.1	(0.2)
Change in unrecognized deferred tax assets	0.9	0.7
Tax credits	(4.5)	(3.2)
The difference between the statutory tax rate in Japan and that of foreign subsidiaries	(2.4)	(3.5)
Unrecognized tax benefits adjustments	(0.4)	(0.2)
Other	0.3	0.6

Average effective tax rate	24.4%	22.2%

17. Trade accounts and other payables

Trade accounts and other payables consists of the following:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Accounts and notes payables	2,674,520	2,354,425	2,953,716
Other payables	1,181,613	1,143,605	1,092,223

Total	3,856,133	3,498,029	4,045,939

Trade accounts and other payables are classified as financial liabilities measured at amortized cost.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Financial liabilities

(1) Financial liabilities

Financial liabilities consist of the following:

	Yen in millions
			Non-cash changes
	Transition date April 1, 2019	Cash flow	Acquisitions	Reclassification	Changes in foreign currency exchange rates	Changes in fair value	Other	As of March 31, 2020
Current liabilities
Short-term debt	5,366,876	279,033	—	—	(217,633)	—	(132,828)	5,295,448
Current portion of long-term debt	4,247,655	(4,421,058)	—	4,749,465	28,316	—	(36,238)	4,568,140
Current portion of long-term lease liabilities	87,282	(35,855)	—	30,508	(354)	—	(38,415)	43,166

Current liabilities	9,701,813	(4,177,880)	—	4,779,973	(189,672)	—	(207,481)	9,906,755

Non-current liabilities
Long-term debt	10,538,007	5,690,569	—	(4,749,465)	(724,879)	—	(84,631)	10,669,599
Long-term lease liabilities	306,398	—	152,870	(30,508)	(1,778)	—	(161,103)	265,879
Class share	497,910	—	—	—	—	—	830	498,740

Non-current liabilities	11,342,315	5,690,569	152,870	(4,779,973)	(726,657)	—	(244,905)	11,434,219

Total	21,044,128	1,512,689	152,870	—	(916,328)	—	(452,385)	21,340,973

Derivatives	95,895	(19,567)	—	—	(3,627)	110,025	—	182,726

	Yen in millions
			Non-cash changes
	As of April 1, 2020	Cash flow	Acquisitions	Reclassification	Changes in foreign currency exchange rates	Changes in fair value	Other	As of March 31, 2021
Current liabilities
Short-term debt	5,295,448	(1,038,438)	—	—	220,056	—	(137,175)	4,339,890
Current portion of long-term debt	4,568,140	(5,371,616)	—	8,421,718	—	—	(33,905)	7,584,337
Current portion of long-term lease liabilities	43,166	(44,760)	—	30,299	991	—	17,424	47,120
Class share	—	—	—	240,712	—	—	—	240,712

Current liabilities	9,906,755	(6,454,814)	—	8,692,730	221,047	—	(153,657)	12,212,060

Non-current liabilities
Long-term debt	10,669,599	9,914,667	—	(8,421,718)	963,179	—	8,076	13,133,804
Long-term lease liabilities	265,879	—	114,394	(30,299)	4,266	—	(40,468)	313,771
Class share	498,740	(258,451)	—	(240,712)	—	—	424	—

Non-current liabilities	11,434,219	9,656,216	114,394	(8,692,730)	967,445	—	(31,968)	13,447,575

Total	21,340,973	3,201,402	114,394	—	1,188,491	—	(185,625)	25,659,635

Derivatives	182,726	(44,563)	—	—	55	(135,007)	—	3,211

Short-term and long-term debt is classified as financial liabilities measured at amortized cost.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Short-term debt

The breakdown of “Short-term debt” is as follows:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Short-term debt
(Principally from bank)
[Weighted average interest rate
2019 2.11%
2020 2.01%
2021 1.37%]	1,490,332	1,188,652	1,109,904
Commercial paper
[Weighted average interest rate
2019 2.28%
2020 1.50%
2021 0.16%]	3,876,544	4,106,796	3,229,986

	5,366,876	5,295,448	4,339,890

(3) Long-term debt

The breakdown of “Long-term debt” is as follows:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Unsecured loans
(Principally from bank)
[2019
Weighted average interest 2.78%
Due 2019 to 2041
2020
Weighted average interest 2.36%
Due 2020 to 2041
2021
Weighted average interest 1.40%
Due 2021 to 2042]	3,440,815	3,713,230	5,582,426
Secured loans
(Principally financial receivables securitization)
[2019
Weighted average interest 2.47%
Due 2019 to 2026
2020
Weighted average interest 1.98%
Due 2020 to 2034
2021
Weighted average interest 1.25%
Due 2021 to 2034]	1,840,204	1,983,976	3,233,353

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Medium-term notes of consolidated subsidiaries
[2019
Weighted average interest 2.46%
Due 2019 to 2048
2020
Weighted average interest 2.05%
Due 2020 to 2048
2021
Weighted average interest 1.56%
Due 2021 to 2048]	7,372,550	7,442,590	9,209,453
Unsecured bonds of the parents
[2019
Weighted average interest 1.84%
Due 2019 to 2037
2020
Weighted average interest 1.85%
Due 2020 to 2037
2021
Weighted average interest 1.40%
Due 2021 to 2037]	511,980	650,905	1,161,938
Unsecured bonds of consolidated subsidiaries
[2019
Weighted average interest 2.12%
Due 2019 to 2031
2020
Weighted average interest 1.69%
Due 2020 to 2031
2021
Weighted average interest 1.57%
Due 2021 to 2028]	1,566,994	1,412,412	1,495,976
Secured bonds of consolidated subsidiaries
[2019
Weighted average interest 7.78%
Due 2019 to 2022
2020
Weighted average interest 7.52%
Due 2020 to 2023
2021
Weighted average interest 6.34%
Due 2022 to 2024]	53,120	34,626	34,996

	14,785,662	15,237,740	20,718,142
Less - Current portion due within one year	(4,247,655)	(4,568,140)	(7,584,337)

	10,538,007	10,669,599	13,133,804

As of April 1, 2019, March 31, 2020 and 2021, the currencies of long-term debt are 48%, 48% and 49% in US dollars, 11%, 11% and 16% in Japanese yen, 11%, 13% and 12% in Euros, 9%, 7% and 6% in the Australian dollar, 5%, 4% and 3% in Canadian dollar, 16%, 17% and 14% in the other currencies.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4) Assets pledges as collateral

The breakdown of assets pledged as collateral mainly for loans of consolidated subsidiaries is as follows:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Property, plant and equipment	641,465	644,368	754,132
Other assets	1,936,680	2,010,548	3,278,448

Total	2,578,145	2,654,916	4,032,580

Other assets principally consist of securitized finance receivables.

Standard agreements with certain banks include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.

(5) Interest expenses

The interest expenses for the fiscal year ended March 31, 2020 and 2021 are ¥524,309 million and ¥471,505 million, respectively. Interest expenses related to the financial business is included in “cost of financial services” in the consolidated statement of income.

(6) Class shares

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)   Shareholder’s cash put option

Shareholders of the Model AA Class Shares may demand TMC to acquire all or a part of their Model AA Class Shares in exchange for cash on the last business day of March, June, September and December of each year, starting on September 1, 2020.

TMC’s right	:	TMC may acquire, on or after April 2, 2021, all of the outstanding Model AA Class Shares in exchange for cash. At the Directors’ Meeting held on December 14, 2020, TMC has resolved to exercise its cash call option to acquire all outstanding Model AA Class Shares and, subject to such acquisition, to cancel all Model AA Class Shares pursuant to Article 178 of the Companies Act of Japan. The acquisition took place on April 2, 2021, and the cancellation was completed on April 3, 2021.

19. Other financial liabilities

Other financial liabilities consist of the following:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Financial liabilities measured at amortized cost
Deposits received	388,375	345,504	440,275
Other	44,969	116,454	221,052
Financial liabilities measured at fair value through profit or loss
Derivatives	231,915	437,369	425,980

Total	665,259	899,328	1,087,307

Current liabilities	475,302	538,740	763,875
Non-current liabilities	189,957	360,588	323,432

Total	665,259	899,328	1,087,307

20. Financial risks

(1) Financial risk management policy

Toyota is exposed to various risks such as credit risk, liquidity risk, market risk (foreign currency risk, interest rate risk, commodity price fluctuation risk and stock price fluctuation risk). To hedge the market risk, Toyota also uses derivative financial instruments such as forward exchange contracts, interest rate swaps, commodity forwards transactions. With respect to the execution and management of derivative transactions, it follows the company regulations that set out transaction authority, and it is a policy not to conduct speculative transactions using derivative financial instruments.

In addition, Toyota procures necessary funds (mainly bank borrowings and issuing corporate bonds) based on the capital expenditure plans, and temporary surplus funds are managed with highly safe financial assets and short-term working capital is procured through bank borrowings and commercial paper. As for liquidity risk concerning fund procurement, each company manages it by preparing a monthly cash flow plan, etc.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Credit risk

Receivables related to financial services are exposed to the credit risk. The risk is arisen from the failure of customers or dealers to meet the terms of their contracts with Toyota or otherwise fail to perform as agreed. Toyota manages its credit risk by defining risk management methods and management systems for specific risks in accordance with the regulations on risk management. Based on such regulations, Toyota mitigates the credit risk through periodical monitoring of the customer’s credit status and undertaking the maturity control and account balance control, while detecting promptly any doubtful accounts caused by deterioration in the financial conditions.

Please see Note 3 “Allowance for credit losses on finance receivables” about measuring method of the expected credit losses on receivables related to financial services.

The carrying amount after impairment of the financial assets presented in the consolidated financial statements, as well as guarantee obligations and loan commitments that are set forth in the notes to the consolidated financial statements, are the maximum exposure to the credit risk of Toyota’s financial assets that do not take into account the value of the acquired collateral. The allowance for credit exposures of loan commitments and financial agreements is measured in the same way that the allowance for retail receivables is measured.

Retail receivables and financial lease receivables are being secured by vehicles as collateral. Wholesale receivables and other dealer loans are secured by placing appropriate property as collateral. Also, during the reporting period, there is no change in the policy regarding collateral.

The net changes in the allowance for credit losses relating to the retail receivables are as follows:

	Yen in millions
	For the year ended March 31, 2020
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Allowance for credit loss at beginning of year	43,918	52,553	24,770	121,242
Provision for credit loss, net of reversal	26,211	35,488	57,861	119,561
Charge-offs	—	—	(80,559)	(80,559)
Other	(10,052)	(21,229)	30,807	(473)

Allowance for credit loss at end of year	60,078	66,813	32,879	159,770

	Yen in millions
	For the year ended March 31, 2021
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Allowance for credit loss at beginning of year	60,078	66,813	32,879	159,770
Provision for credit loss, net of reversal	28,378	34,992	46,232	109,602
Charge-offs	—	—	(50,485)	(50,485)
Other	(9,053)	(23,380)	11,750	(20,683)

Allowance for credit loss at end of year	79,402	78,426	40,376	198,204

“Other” primarily includes reversal of allowance for credit loss due to the collection of retail receivables.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the retail receivables segregated into aging categories based on the numbers of the days outstanding:

	Yen in millions
	Transition date April 1, 2019
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Current	11,860,985	698,245	—	12,559,230
Past due less than 90 days	70,959	103,789	1,514	176,262
Past due 90 days or more	—	366	37,487	37,853

Total	11,931,944	802,400	39,001	12,773,344

	Yen in millions
	March 31, 2020
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Current	11,431,156	680,608	—	12,111,764
Past due less than 90 days	265,152	346,748	30,265	642,165
Past due 90 days or more	—	894	47,249	48,143

Total	11,696,308	1,028,250	77,514	12,802,072

	Yen in millions
	March 31, 2021
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Current	13,638,143	824,508	—	14,462,651
Past due less than 90 days	213,860	273,282	17,527	504,670
Past due 90 days or more	—	1,381	79,731	81,112

Total	13,852,004	1,099,171	97,258	15,048,433

The net changes in the allowance for credit losses relating to the finance lease receivables are as follows:

	Yen in millions
	For the years ended March 31,
	2020	2021
Allowance for credit loss at beginning of year	26,483	30,899
Provision for credit loss, net of reversal	9,716	8,663
Charge-offs	(3,267)	(3,310)
Other	(2,033)	(2,798)

Allowance for credit loss at end of year	30,899	33,455

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Other” primarily includes reversal of allowance for credit loss due to the collection of finance lease receivables.

The table below shows the finance lease receivables segregated into aging categories based on the numbers of the days outstanding:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Current	1,625,893	1,641,292	1,945,198
Past due less than 90 days	6,368	44,374	50,992
Past due 90 days or more	4,275	5,752	35,089

Total	1,636,536	1,691,418	2,031,280

The table below shows the net movement of the allowance for credit losses on wholesale receivables and other dealer loans.

	Yen in millions
	For the year ended March 31, 2020
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Allowance for credit loss at beginning of year	16,927	10,423	3,542	30,893
Provision for credit loss, net of reversal	15,815	7,220	654	23,689
Charge-offs	—	—	(105)	(105)
Other	(5,187)	(4,009)	(102)	(9,299)

Allowance for credit loss at end of year	27,556	13,634	3,989	45,179

	Yen in millions
	For the year ended March 31, 2021
	Expected credit loss for 12 months	Expected credit loss for the entire period		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Allowance for credit loss at beginning of year	27,556	13,634	3,989	45,179
Provision for credit loss, net of reversal	2,293	1,975	1,593	5,861
Charge-offs	—	—	(209)	(209)
Other	(12,382)	(8,368)	(437)	(21,188)

Allowance for credit loss at end of year	17,467	7,241	4,935	29,642

“Other” primarily includes reversal of allowance for credit loss due to the collection of wholesale receivables and other dealer loans.

Toyota charges off the credit - impaired finance receivables when Toyota considers that all or part of it will not be collected. The amount of receivables related to financial services which has been charged off but subject to ongoing collection activity was not significant for the years ended March 31, 2020 and 2021.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balances of the wholesale receivables and other dealer loan receivables portfolios by credit status, as well as loan commitments and financial guarantee contracts, as of April 1, 2019, March 31, 2020 and 2021 are as follows.

The wholesale and other dealer loan receivables portfolio segment is segregated into following credit qualities below based on internal risk assessments by dealers.

Performing: Account not classified as either

Credit Watch, At Risk or DefaultCredit Watch: Account designated for elevated attention

At Risk: Account where there is an increased likelihood that default may exist based on qualitative and quantitative factors

Default: Account is not currently meeting contractual obligations, or we have temporarily waived certain contractual requirements

	Yen in millions
	Transition date April 1, 2019
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Wholesale and other dealer loan
Performing	3,099,802	—	—	3,099,802
Credit Watch	154,093	93,105	—	247,198
At Risk	—	112,632	1,671	114,303
Default	—	—	28,454	28,454
Loan commitments	7,926,313	308,052	—	8,234,366
Financial guarantee contracts	3,047,162	31,792	—	3,078,955

Total	14,227,370	545,583	30,125	14,803,078

	Yen in millions
	March 31, 2020
	Expected credit loss for 12 months	Lifetime expected credit loss
		Financial receivable not credit-impaired	Credit-impaired financial receivable	Total
Wholesale and other dealer loan
Performing	3,102,214	—	—	3,102,214
Credit Watch	138,498	100,008	—	238,507
At Risk	—	102,074	2,888	104,962
Default	—	—	33,931	33,931
Loan commitments	8,905,778	274,214	515	9,180,507
Financial guarantee contracts	3,167,831	37,617	—	3,205,448

Total	15,314,321	513,913	37,334	15,865,569

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2021
	Expected credit loss for 12 months	Lifetime expected credit loss
		Financial receivable not credit-impaired	Credit-impaired financial receivable	Total
Wholesale and other dealer loan
Performing	2,956,452	—	—	2,956,452
Credit Watch	82,046	78,509	—	160,554
At Risk	—	48,354	2,388	50,742
Default	—	—	17,736	17,736
Loan commitments	9,917,155	96,266	412	10,013,832
Financial guarantee contracts	3,574,943	31,465	—	3,606,408

Total	16,530,596	254,594	20,535	16,805,725

For the year ended March 31, 2020 and 2021, the amount of finance receivables the terms of which were modified due to deterioration in credit conditions was not significant for any portfolio of finance receivables, and the amount of payment defaults on finance receivables so modified were not significant for any portfolio of such receivables.

(3) Liquidity risk

To secure cash on hand necessary for carrying out the operation, Toyota appropriately borrows from the financial institutions and issues corporate bonds or commercial paper, and there is a risk of failing to execute the payment on due date because of deterioration of fund procurement environment etc.,.

Toyota manages liquidity risk by monitoring the fund demand of each group company as appropriate, preparing a monthly-based funding plan, and comparing it with the daily cash flow. In addition to holding sufficient cash and cash equivalents in order to secure the liquidity and stability of funds, to prepare for emergency situations such as the sudden fund demand and market liquidity deterioration, a commitment line has been set up.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts of non-derivative financial liabilities and derivative financial liabilities by a remaining contract maturity period are as follows:

As of April 1, 2019

	Yen in millions
			Maturities
	Book value	Contractual cash flows	Within 1 year	Between 1 and 3 years	Between 3 and 5 years	Later than 5 years
Non-derivative financial liabilities
Short-term debt	1,490,332	(1,522,381)	(1,522,381)	—	—	—
Commercial paper	3,876,544	(3,964,956)	(3,964,956)	—	—	—
Current portion of long-term debt	4,247,655	(4,358,502)	(4,358,502)	—	—	—
Long-term debt	10,538,007	(10,807,158)	—	(6,247,464)	(3,427,698)	(1,131,995)
Lease liabilities	393,680	(420,095)	(89,976)	(90,442)	(72,359)	(167,316)
Class share	497,910	(522,786)	(11,186)	(511,600)	—	—

Total	21,044,128	(21,595,878)	(9,947,002)	(6,849,506)	(3,500,057)	(1,299,311)

Derivative financial liabilities
Interest derivative	93,177	(64,902)	(7,077)	(53,859)	(28,028)	24,061
Currency derivative
In	—	1,047,147	67,344	469,407	432,293	78,102
Out	138,738	(1,246,694)	(102,360)	(554,602)	(496,390)	(93,342)

Total	231,915	(264,449)	(42,093)	(139,054)	(92,125)	8,822

Total	21,276,043	(21,860,327)	(9,989,095)	(6,988,560)	(3,592,182)	(1,290,488)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2020

	Yen in millions
			Maturities
	Book value	Contractual cash flows	Within 1 year	Between 1 and 3 years	Between 3 and 5 years	Later than 5 years
Non-derivative financial liabilities
Short-term debt	1,188,652	(1,212,128)	(1,212,128)	—	—	—
Commercial paper	4,106,796	(4,137,362)	(4,137,362)	—	—	—
Current portion of long-term debt	4,568,140	(4,779,439)	(4,779,439)	—	—	—
Long-term debt	10,669,599	(11,248,721)	—	(7,052,355)	(2,895,474)	(1,300,892)
Lease liabilities	309,045	(347,291)	(48,255)	(68,680)	(48,543)	(181,812)
Class share	498,740	(511,599)	(511,599)	—	—	—

Total	21,340,973	(22,236,539)	(10,688,782)	(7,121,035)	(2,944,017)	(1,482,705)

Derivative financial liabilities
Interest derivative	278,434	(312,443)	(49,332)	(193,700)	(60,827)	(8,584)
Currency derivative
In	—	1,319,924	340,651	698,151	159,022	122,100
Out	158,936	(1,498,684)	(389,481)	(802,373)	(175,429)	(131,401)

Total	437,369	(491,203)	(98,162)	(297,922)	(77,234)	(17,885)

Total	21,778,342	(22,727,742)	(10,786,944)	(7,418,957)	(3,021,251)	(1,500,590)

As of March 31, 2021

	Yen in millions
			Maturities
	Book value	Contractual cash flows	Within 1 year	Between 1 and 3 years	Between 3 and 5 years	Later than 5 years
Non-derivative financial liabilities
Short-term debt	1,109,904	(1,119,748)	(1,119,748)	—	—	—
Commercial paper	3,229,986	(3,233,528)	(3,233,528)	—	—	—
Current portion of long-term debt	7,584,337	(7,781,816)	(7,781,816)	—	—	—
Long-term debt	13,133,804	(13,615,831)	—	(8,135,588)	(3,871,044)	(1,609,200)
Lease liabilities	360,891	(403,757)	(52,983)	(78,623)	(52,294)	(219,857)
Class share	240,712	(243,650)	(243,650)	—	—	—

Total	25,659,635	(26,398,330)	(12,431,725)	(8,214,211)	(3,923,338)	(1,829,057)

Derivative financial liabilities
Interest derivative	288,853	(291,818)	(75,477)	(147,811)	(45,699)	(22,832)
Currency derivative
In	—	453,701	228,651	151,430	49,701	23,919
Out	137,127	(593,702)	(353,986)	(163,366)	(51,643)	(24,707)

Total	425,980	(431,820)	(200,812)	(159,747)	(47,640)	(23,620)

Total	26,085,615	(26,830,150)	(12,632,537)	(8,373,958)	(3,970,978)	(1,852,677)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota has unused short-term lines of credit amounting to ¥1,892,166 million, ¥1,861,792 million and ¥1,836,532 million of which ¥274,058 million, ¥374,273 million and ¥550,408 million related to commercial paper programs as of April 1, 2019, March 31, 2020 and 2021, respectively. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

As of April 1, 2019, March 31, 2020 and 2021, Toyota has unused long-term lines of credit amounting to ¥6,457,394 million, ¥5,345,718 million, and ¥6,446,277 million, respectively.

(4) Foreign exchange risk

Toyota is subject to the foreign currency exposure through transactions in foreign currencies related to purchase, sale and finance associated with conducting business worldwide. Toyota is exposed to fluctuations risks related to future profitability or assets and liabilities regarding operating cash flow denominated in foreign currencies and various financial instruments. The most significant foreign currency exposure is primarily caused by the U.S. dollar and the euro.

Toyota uses derivative financial instruments including foreign exchange forward contracts, foreign currency options, interest rate currency swap agreements, and others, to manage the exposure to foreign currency exchange rate fluctuations.

Toyota uses Value-at-risk analysis measurement (“VaR”) to assess the risk of exchange rate fluctuation. Potential impact of pre-tax cash flows on VaR-integrated foreign currency positions (including derivatives) for the years ended March 31, 2020 and 2021 is as follows:

	Yen in millions
	VaR
	Year-end	Average	Maximum	Minimum
For the year ended March 31, 2020	202,400	216,200	227,700	202,400
For the year ended March 31, 2021	196,900	187,725	196,900	178,400

The Monte Carlo simulation method is used for Toyota’s VaR measurement, and measurement is based on a 95% confidence interval and a ten-day holding period.

(5) Interest rate risk

In preceding with business activities, Toyota is exposed to interest rate risk due to fluctuation in market interest rates as it procures and invests funds necessary for working capital and capital investment. To maintain a desirable level of exposure related to interest rate fluctuation risk and minimize interest expense, Toyota conducts various financial instruments transactions.

Sensitivity analysis of Toyota’s interest rate risk associated with holding financial instruments if the interest rate increases by 1% is as follows. In this analysis, all other variables are assumed to be constant.

	Yen in millions
	For the years ended March 31,
	2020	2021
Impact on income before income taxes	(74,358)	(40,536)
Impact on other comprehensive income, before tax effect	(233,820)	(238,986)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6) Market price fluctuation risk

Toyota is exposed to risks arising from increased costs due to commodity price fluctuations, such as iron and steel, precious metals and non-ferrous alloys used in the manufacture of automobiles. Toyota controls the price risk associated with the purchase of those commodities by maintaining inventory at the minimum level.

Toyota is exposed to stock price fluctuation risk because it owns shares of companies that have business relationships mainly for promoting smooth business activities. Toyota periodically reviews the fair values and financial situations of the business partner companies and, taking into consideration the relationship with them, continually reviews the holding status. The impact on other comprehensive income, before tax effect when the declared price of equity financial assets (shares) in active markets changes by 10% for the year ended March 31, 2020 and 2021 is ¥189,518 million and ¥262,396 million, respectively.

21. Derivative financial instruments

(1) Undesignated derivative financial instruments

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and Toyota is unable to or has elected not to apply hedge accounting. Toyota does not use derivatives for speculation or trading.

(2) Fair value and gain and losses of derivatives

The fair values of the derivatives as of April 1, 2019, March 31, 2020 and 2021 are as follows:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Derivative assets
Derivative financial instruments not designated as hedging instruments:
Interest rate and currency swap
Current assets
- Other financial assets	74,971	105,724	37,852
Non-current assets
- Other financial assets	114,642	372,786	236,023

Total	189,613	478,510	273,876

Foreign exchange forward and option contracts
Current assets
- Other financial assets	10,720	25,316	8,488
Non-current assets
- Other financial assets	—	—	—

Total	10,720	25,316	8,488

Total derivative assets	200,333	503,826	282,364

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Derivative financial liabilities
Derivative financial instruments not designated as hedging instruments:
Interest rate and currency swap
Current liabilities
- Other financial liabilities	(28,911)	(76,568)	(89,681)
Non-current liabilities
- Other financial liabilities	(189,157)	(343,557)	(226,434)

Total	(218,068)	(420,125)	(316,115)

Foreign exchange forward and option contracts
Current liabilities
- Other financial liabilities	(13,847)	(17,245)	(109,865)
Non-current liabilities
- Other financial liabilities	—	—	—

Total	(13,847)	(17,245)	(109,865)

Total derivative liabilities	(231,915)	(437,369)	(425,980)

The amount of underlying notional of derivatives as of April 1, 2019, March 31, 2020 and 2021 are as follows:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Derivative financial instruments not designated as hedging instruments:
Interest rate and currency swap	21,001,883	20,310,018	21,453,268
Foreign exchange forward and option contracts	4,005,578	3,916,824	4,884,400

Total	25,007,461	24,226,842	26,337,668

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.

The gain (loss) on derivative transactions as of March 31, 2020 and 2021 were ¥13,419 million and ¥588 million, respectively. The amounts are included in cost of financial services and foreign exchange gain (loss), net.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the consolidated statement of cash flows.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Credit risk related contingent features

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of April 1, 2019, March 31, 2020 and 2021 is ¥4,126 million, ¥6,750 million and ¥35,148 million, respectively. The aggregate fair value amount of assets that are already posted as cash collateral as of April 1, 2019, March 31, 2020 and 2021 is ¥105,460 million, ¥230,830 million and ¥75,394 million, respectively. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥35,148 million as of March 31, 2021. See note 23 to offsetting financial assets and financial liabilities.

22. Fair value measurements

(1) Definition of fair value hierarchy

In accordance with IFRS, Toyota classifies fair value measurement into the following three levels based on the observability and significance of the inputs used.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Fair value measurement based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3:	Fair value measurement based on models using unobservable inputs for the assets or liabilities

(2) Method of fair value measurement

The fair value of assets and liabilities is determined using relevant market information and appropriate valuation methods.

The methods and assumptions for measuring the fair value of assets and liabilities are as follows;

(i) Cash and cash equivalents -

Cash equivalents include money market funds and other investments with original maturities of three months or less. In the normal course of business, substantially all cash and cash equivalents and time deposits are highly liquid and are carried at amounts which approximate fair value due to their short duration.

(ii) Trade accounts and other receivables and Trade accounts and other payables -

These receivables and payables are carried at amounts which approximate fair value due to their short duration.

(iii) Receivables related to financial services -

The fair values of receivables related to financial services are estimated by discounting expected cash flows to present value using internal assumptions, including prepayment speeds, expected credit losses and collateral value.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As unobservable inputs are utilized, the fair value of receivables related to financial services are classified as Level 3.

(iv) Other financial assets -

(Public and corporate bonds)

Public and corporate bonds include government bonds. Japanese bonds and foreign bonds, including U.S., European and other bonds, represent 17% and 83% (as of April 1, 2019), 20% and 80% (as of March 31, 2020) and 28% and 72% (as of March 31, 2021) of public and corporate bonds, respectively. Toyota uses primarily quoted market prices for identical assets to measure the fair value of these securities.

(Stocks)

Listed stocks on the Japanese stock markets represent 92% (as of April 1, 2019), 90% (as of March 31, 2020) and 89% (as of March 31, 2021) of stocks that Toyota holds. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. Therefore, stocks with an active market are classified as Level 1.

Fair value of stocks with no active market is measured by using market approach or other appropriate methods. Therefore, stocks with no active market are thus classified as Level 3.

Price book-value ratios (“PBR”) of comparable companies and discount ratios of discounted cash flow valuation method and others are the significant unobservable inputs relating to the fair value measurement of stocks classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rises (declines) or the discount rate declines (rises). The estimated increase or decrease in fair value of stocks if the unobservable inputs were to be replaced by other reasonable alternative assumptions are not significant.

These estimates are based on valuation methods that are considered appropriate in each case. The significant assumptions involved in the estimations include observable market information as well as the financial condition and future prospects and trends of the investee and the outcome of the referenced transactions. Due to the uncertain nature of these assumptions or by using different assumptions and estimates, the fair value may be impacted materially.

The shares classified as Level 3 are measured by the responsible department using quarterly available information in accordance with Toyota’s consolidated financial accounting policies and reported to the supervisors along with the basis of the change in fair value.

(v) Derivative financial instruments -

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified as Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified as Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(vi) Short-term and long-term debt -

The fair values of short-term and long-term debt including the current portion, except for secured loans provided by securitization transactions using special-purpose entities, are estimated based on the discounted amounts of future cash flows using Toyota’s current borrowing rates for similar liabilities. As these inputs are observable, the fair value of these debts are classified as Level 2.

The fair values of the secured loans entered into in connection with securitization transactions are estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. As these valuations utilize unobservable inputs, the fair value of these secured loans are classified as Level 3.

(3) Financial instrument measured at fair value on recurring basis

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis. Transfers between levels of the fair value are recognized anually at each fiscal year end:

	Yen in millions
	Transition date April 1, 2019
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	19,209	25,047	15,171	59,426
Stocks	—	—	110,991	110,991
Derivative financial instruments	—	200,256	77	200,333
Other	182,470	103,989	—	286,459

Total	201,678	329,292	126,239	657,209

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	4,359,335	1,427,428	19,739	5,806,502
Stocks	2,155,236	—	177,389	2,332,625
Other	6,920	469	—	7,388

Total	6,521,490	1,427,897	197,218	8,146,515

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(231,915)	—	(231,915)

Total	—	(231,915)	—	(231,915)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2020
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	17,676	28,203	12,831	58,711
Stocks	—	—	149,905	149,905
Derivative financial instruments	—	503,826	—	503,826
Other	188,122	98,060	—	286,182

Total	205,798	630,090	162,737	998,625

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	3,197,097	2,155,491	20,099	5,372,687
Stocks	1,895,189	—	220,547	2,115,736
Other	5,964	27,104	—	33,067

Total	5,098,250	2,182,595	240,646	7,521,491

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(437,369)	—	(437,369)

Total	—	(437,369)	—	(437,369)

	Yen in millions
	March 31, 2021
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	22,926	28,269	8,406	59,600
Stocks	—	—	317,101	317,101
Derivative financial instruments	—	282,364	—	282,364
Other	366,570	123,255	—	489,824

Total	389,495	433,887	325,506	1,148,889

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	3,075,042	2,981,239	19,218	6,075,498
Stocks	2,623,964	—	321,816	2,945,780
Other	7,986	—	—	7,986

Total	5,706,991	2,981,239	341,034	9,029,264

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(425,980)	—	(425,980)

Total	—	(425,980)	—	(425,980)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4) Changes in financial instruments classified as Level 3 and measured at fair value on recurring basis

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended March 31, 2020 and 2021:

	Yen in millions
	For the year ended March 31, 2020
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	34,910	288,380	77	323,366
Total gains (losses)
Net income (loss)	(932)	(2,507)	—	(3,439)
Other comprehensive income (loss)	—	13,822	—	13,822
Purchases and issuances	7,284	157,643	—	164,927
Sales and settlements	(8,770)	(1,184)	(77)	(10,031)
Transfer from Level 3	—	(61,008)	—	(61,008)
Others	439	(24,693)	—	(24,254)

Balance at end of year	32,931	370,452	—	403,383

Unrealized gains or losses included in profit or loss on assets held at March 31	(815)	(2,507)	—	(3,322)

Total	(815)	(2,507)	—	(3,322)

	Yen in millions
	For the year ended March 31, 2021
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	32,931	370,452	—	403,383
Total gains (losses)
Net income (loss)	980	162,055	—	163,035
Other comprehensive income (loss)	—	72,014	—	72,014
Purchases and issuances	316	58,578	—	58,894
Sales and settlements	(5,223)	(497)	—	(5,720)
Transfer from Level 3	(2,760)	—	—	(2,760)
Others	1,380	(23,686)	—	(22,306)

Balance at end of year	27,623	638,917	—	666,540

Unrealized gains or losses included in profit or loss on assets held at March 31	983	162,055	—	163,038

Total	983	162,055	—	163,038

“Net income (loss)” in public and corporate bonds, stocks and derivative financial instruments, other than transactions related to financial services, are each included in “Other finance income” and “Other financial costs” in the accompanying consolidated statement of income. Transactions related to financial services are included in each of “Financial services” and “Cost of financial services” in the consolidated statement of income.

In the reconciliation table above, derivative financial instruments are presented as net of assets and liabilities. “Other” includes currency translation adjustments for the year ended March 31, 2020 and 2021.

Transfer from Level 3 recognized in the year ended March 31, 2020 is due to the listing of investees.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) Financial assets and liabilities measured at amortized cost

The following table summarizes the carrying amount and the fair value of financial assets and liabilities measured on an amortized cost basis:

	Yen in millions
	Transition date April 1, 2019
		Fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Receivables related to financial services	16,938,395	—	—	17,167,354	17,167,354
Interest-bearing liabilities
Long-term debt (Including current portion)	14,785,662	—	12,805,942	1,833,623	14,639,565

	Yen in millions
	March 31, 2020
		Fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Receivables related to financial services	17,039,401	—	—	17,235,037	17,235,037
Interest-bearing liabilities
Long-term debt (Including current portion)	15,237,740	—	13,128,224	1,966,646	15,094,870

	Yen in millions
	March 31, 2021
		Fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Receivables related to financial services	19,205,715	—	—	19,939,810	19,939,810
Interest-bearing liabilities
Long-term debt (Including current portion)	20,718,142	—	17,749,022	3,244,912	20,993,934

Of financial assets and liabilities that are measured on an amortized cost basis, those with carrying values that approximate fair value are excluded from the table above.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23. Offsetting Financial Assets and Liabilities

The following table summarizes the amounts of financial assets and financial liabilities that are subject to an enforceable master netting agreement or similar agreement but not set off because they do not meet some or all of the offsetting criteria for financial assets and financial liabilities. With respect to financial instruments that may be offset in the future based on set-off rights associated with master netting agreements or similar agreements, as well as the associated collateral, the set-off will be enforceable only when certain circumstances, such as when the counterparty cannot perform on its obligations due to bankruptcy or other reasons, arise.

	Yen in millions
	Transition date April 1, 2019
	Gross amounts of recognized financial assets and financial liabilities	Amounts not offset		Net amount
		Financial instruments	Collateral of financial instruments
Other financial assets Derivatives	200,333	(89,364)	(46,590)	64,379
Other financial liabilities Derivatives	231,915	(89,364)	(110,159)	32,392

	Yen in millions
	March 31, 2020
	Gross amounts of recognized financial assets and financial liabilities	Amounts not offset		Net amount
		Financial instruments	Collateral of financial instruments
Other financial assets Derivatives	503,826	(176,541)	(121,979)	205,306
Other financial liabilities Derivatives	437,369	(176,541)	(234,909)	25,919

	Yen in millions
	March 31, 2021
	Gross amounts of recognized financial assets and financial liabilities	Amounts not offset		Net amount
		Financial instruments	Collateral of financial instruments
Other financial assets Derivatives	282,364	(163,054)	(62,795)	56,515
Other financial liabilities Derivatives	425,980	(163,054)	(89,849)	173,078

The amounts offset, as presented in the consolidated statement of financial position, in accordance with the criteria for offsetting financial assets and financial liabilities were immaterial.

24. Employee benefits

(1) Overview of post-employment benefit Plans

Upon terminations of employment, employees of TMC and subsidiaries in Japan are entitled, under the retirement plans of each company, to lump-sum indemnities or pension payments, based on current rates of pay and lengths of service or the number of “points” mainly determined by those. Under normal circumstances, the minimum payment prior to retirement age is an amount based on voluntary retirement. Employees receive additional benefits on involuntary retirement, including retirement at the age limit.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective October 1, 2004, TMC amended its retirement plan to introduce a “point” based retirement benefit plan. Under the new plan, employees are entitled to lump-sum or pension payments determined based on accumulated “points” vested in each year of service.

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

Effective October 1, 2005, TMC partly amended its retirement plan and introduced the quasi cash-balance plan under which benefits are determined based on the variable-interest crediting rate rather than the fixed-interest crediting rate as was in the pre-amended plan.

TMC and most subsidiaries in Japan have contributory funded defined benefit pension plans, which are pursuant to the Corporate Defined Benefit Pension Plan Law (CDBPPL). The contributions to the plans are funded with several financial institutions in accordance with the applicable laws and regulations. These pension plan assets consist principally of common stocks, government bonds and insurance contracts.

Most foreign subsidiaries have pension plans or severance indemnity plans covering substantially all of their employees under which the cost of benefits are currently invested or accrued. The benefits for these plans are based primarily on lengths of service and current rates of pay.

These post-employment benefit plans are exposed to general investment risk, interest rate risk and inflation risk.

Pension costs and defined benefit obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, retirement rate, salary increase rate, mortality rates and other factors. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Toyota’s pension costs and obligations.

The most critical assumption impacting the calculation of pension costs and defined benefit obligations is the discount rates. Toyota determines the discount rates mainly based on the rates of high quality fixed income bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans.

Toyota uses a March 31 measurement date for its post-employment benefit plans.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Defined benefit obligations and plan assets

The changes in present value of defined benefit obligations and fair value of plan assets are as follows:

	Yen in millions
	For the years ended March 31,
	2020		2021
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Present value of defined benefit obligations:
Benefit obligations at beginning of year	2,107,986	1,186,896	2,058,893	1,207,815
Current service cost	92,921	46,869	91,079	52,334
Interest cost	10,514	40,335	10,970	49,914
Remeasurements:
Changes in demographic assumptions	2,976	10,997	(7,569)	28,690
Changes in financial assumptions	(15,395)	(11,642)	13,888	14,490
Other	(36,066)	(2,220)	(5,835)	51,296
Past service cost	(1,090)	3,308	1,035	3,159
Plan participants’ contributions	1,014	2,018	1,397	2,093
Benefits paid	(48,897)	(40,200)	(72,441)	(48,478)
Acquisition and other	(55,070)	(28,547)	(2,155)	58,597

Benefit obligations at end of year	2,058,893	1,207,815	2,089,263	1,419,910

Fair value of plan assets:
Plan assets at beginning of year	1,606,630	882,785	1,519,254	868,903
Interest income	8,400	33,929	8,907	48,729
Remeasurement
Actual return on plan assets, excluding interest income	(79,268)	(20,508)	286,089	120,232
Employer contributions	38,303	29,407	37,469	31,227
Plan participants’ contributions	1,014	2,018	1,397	2,093
Benefits paid	(15,010)	(30,661)	(39,471)	(36,217)
Acquisition and other	(40,815)	(28,067)	(7,380)	44,576

Plan assets at end of year	1,519,254	868,903	1,806,265	1,079,543

Effect of the asset ceiling	—	—	—	—

Net defined benefit liability (asset)	539,639	338,912	282,999	340,368

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The funded defined benefit obligations and the unfunded defined benefit obligations are as follows:

	Yen in millions
	Transition date April 1, 2019		March 31,
			2020		2021
	Japanese plans	Foreign plans	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Funded defined benefit obligations	1,587,810	953,639	1,555,715	956,503	1,575,647	1,127,974
Plan assets	(1,606,630)	(882,785)	(1,519,254)	(868,903)	(1,806,265)	(1,079,543)

Subtotal	(18,820)	70,854	36,461	87,601	(230,618)	48,432

Unfunded defined benefit obligations	520,176	233,257	503,179	251,311	513,616	291,936

Total	501,356	304,111	539,639	338,912	282,999	340,368

The net defined benefit liability (asset) recognized in the consolidated statement of financial position are comprised of the following:
	Yen in millions
	Transition date April 1, 2019		March 31,
			2020		2021
	Japanese plans	Foreign plans	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Retirement benefit liabilities	693,452	309,258	675,366	346,795	680,021	355,075
Other non-current assets (Retirement benefit assets)	(192,096)	(5,147)	(135,727)	(7,883)	(397,023)	(14,707)

Net amount recognized	501,356	304,111	539,639	338,912	282,999	340,368

(3) The major items of actuarial assumption The weighted-average discount rates used to determine the present value of defined benefit obligations are as follows:
	Transition date April 1, 2019		March 31,
			2020		2021
	Japanese plans	Foreign plans	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Discount rate	0.6%	3.8%	0.6%	3.5%	0.6%	3.3%

(4) Fair value of plan assets

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

individual bench mark rates based on the asset composition ratios within each asset category, and compares the combined rates with the corresponding actual return rates on each asset category.

The following table summarizes the fair value of classes of plan assets.

	Yen in millions
	Transition date April 1, 2019
	Japanese plans			Foreign plans
	Quoted prices in active markets		Total	Quoted prices in active markets		Total
	Available	Not available		Available	Not Available
Stocks	531,159	—	531,159	123,875	—	123,875
Government bonds	98,578	—	98,578	141,054	—	141,054
Bonds (other)	—	54,652	54,652	—	164,877	164,877
Commingled funds	—	484,934	484,934	—	298,012	298,012
Insurance contracts	—	226,093	226,093	—	—	—
Other	84,208	127,006	211,214	10,292	144,675	154,967

Total	713,945	892,685	1,606,630	275,221	607,564	882,785

	Yen in millions
	March 31, 2020
	Japanese plans			Foreign plans
	Quoted prices in active markets		Total	Quoted prices in active markets		Total
	Available	Not available		Available	Not Available
Stocks	467,885	—	467,885	111,997	—	111,997
Government bonds	86,212	—	86,212	181,702	—	181,702
Bonds (other)	—	75,644	75,644	—	170,650	170,650
Commingled funds	—	420,604	420,604	—	253,189	253,189
Insurance contracts	—	226,043	226,043	—	—	—
Other	89,986	152,881	242,867	10,425	140,939	151,364

Total	644,083	875,171	1,519,254	304,124	564,779	868,903

	Yen in millions
	March 31, 2021
	Japanese plans			Foreign plans
	Quoted prices in active markets		Total	Quoted prices in active markets		Total
	Available	Not available		Available	Not Available
Stocks	607,727	—	607,727	194,927	—	194,927
Government bonds	110,699	—	110,699	113,476	—	113,476
Bonds (other)	—	72,496	72,496	—	203,640	203,640
Commingled funds	—	500,243	500,243	—	385,663	385,663
Insurance contracts	—	216,423	216,423	—	—	—
Other	145,801	152,876	298,677	16,182	165,655	181,837

Total	864,227	942,038	1,806,265	324,584	754,958	1,079,543

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Other” consists of cash equivalents, other private placement investment funds and other assets.

(5) The sensitivity analysis

The following table illustrates the effects on defined benefit obligations of the change in weighted-average discount rates, assuming all other assumptions are consistent.

	Yen in millions
	Transition date April 1, 2019		March 31,
			2020		2021
	Japanese plans	Foreign plans	Japanese plans	Foreign plans	Japanese plans	Foreign plans
0.5% decrease	181,320	151,579	177,929	109,224	177,741	99,253
0.5% increase	(158,925)	(154,893)	(155,770)	(91,642)	(154,265)	(179,276)

(6) Impact on future cash flow

Contributions to plan assets by TMC and some of its consolidated subsidiaries are determined by various factors such as employee salary levels and years of service, funded status of plan assets, and actuarial calculations. In addition, according to the rules of the defined benefit corporate pension law, the corporate pension fund system recalculates the amount of the balance every five years with the end date of the reporting period as the base date so that financial balance can be maintained in the future. TMC and some of its consolidated subsidiaries may make a necessary contribution if the reserve amount is below the minimum reserve amount.

In the following year (the year ending March 31, 2022), Toyota expects to contribute ¥39,392 million for Japanese plans and ¥16,604 million for Foreign plans to the post-employment benefit plans.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Yen in millions
Years ending March 31,	Japanese plans	Foreign plans
2022	77,543	50,206
2023	81,611	52,457
2024	84,235	54,480
2025	81,464	55,532
2026	82,566	57,408
From 2027 to 2031	406,542	312,785

Total	813,960	582,868

(7) Benefit obligations for non-retirement pension for retirees and benefit obligations for absentee

Toyota’s U.S. subsidiaries provide certain health care and life insurance benefits to eligible retired employees. In addition, Toyota provides benefits to certain former or inactive employees after employment, but before retirement. These benefits are provided through various insurance companies, health care providers and others. The costs of these benefits are recognized over the period the employee provides credited service to Toyota. Toyota’s obligation under these arrangements are not material.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(8) Payroll expenses

Payroll expenses included in “Cost of products sold” and “Selling, general and administrative” in the consolidated statement of income (including expenses for post-employment benefit plans) for the years ended March 31, 2020 and 2021 are ¥3,403,555 million and ¥3,281,292 million, respectively.

25. Liabilities for quality assurance

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

Liabilities for product warranties and liabilities for recalls and other safety measures have been combined into “Liabilities for quality assurance” in the consolidated statement of financial position due to the fact that both are liabilities for costs to repair or replace defects of vehicles and the amounts incurred for recalls and other safety measures may affect the amounts incurred for product warranties and vice versa.

The net change in liabilities for quality assurance above for the years ended March 31, 2020 and 2021 consist of the following:

	Yen in millions
	For the years ended March 31,
	2020	2021
Liabilities for quality assurance at beginning of year	1,769,514	1,552,970
Additional provisions	372,619	345,563
Utilization	(482,918)	(347,806)
Reversals	(99,533)	(77,479)
Other	(6,712)	9,624

Liabilities for quality assurance at end of year	1,552,970	1,482,872

“Other” primarily includes the impact of currency translation adjustments and the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest.

The table below shows the net changes in liabilities for recalls and other safety measures which are comprised in liabilities for quality assurance above for the years ended March 31, 2020 and 2021.

	Yen in millions
	For the years ended March 31,
	2020	2021
Liabilities for recalls and other safety measures at beginning of year	1,302,309	1,104,711
Additional provisions	225,373	229,763
Utilization	(354,759)	(228,044)
Reversals	(61,099)	(74,907)
Other	(7,113)	3,458

Liabilities for recalls and other safety measures at end of year	1,104,711	1,034,981

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26. Equity and other equity items

(1) Equity management

Toyota will efficiently invest in maintenance and replacement of conventional manufacturing facilities and the introduction of new products, and will focus on capital investment and research and development in areas contributing to strengthening competitiveness and future growth. Through these activities, Toyota aims to improve corporate value and keep sustainable growth for realization of a new mobility society. Generally, Toyota Motor Corporation shareholder’s equity cover such activities, with additional short-term and long-term debt, if necessary.

The amount of Toyota Motor Corporation shareholder’s equity and short-term and long-term debt are as follows:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Toyota Motor Corporation Shareholders’ equity	19,907,100	20,618,888	23,404,547
Short-term and long-term debt	21,044,128	21,340,973	25,659,635

(2) Number of shares

As of April 1, 2019, March 31, 2020 and 2021, the total number of authorized shares of TMC’s common stock is 10,000,000,000.

The changes in the number of common stocks issued are as follows:

	For the years ended March 31,
	2020	2021
Common stock issued:
Balance at beginning of year	3,262,997,492	3,262,997,492
Issuance during the year	—	—
Purchase and retirement	—	—

Balance at end of year	3,262,997,492	3,262,997,492

The common stock issued by TMC is a no-parity stock without any limitations on the content of the rights, and the issued stock is fully paid

(3) Capital surplus and retained earnings

Capital surplus consists of capital reserves and other capital surplus. Retained earnings consist of retained earnings reserve and other retained earnings. The Companies Act of Japan provides that an amount equal to 10% of distributions from surplus paid by TMC and its Japanese subsidiaries be appropriated as a capital reserve or a retained earnings reserve. No further appropriations are required when the total amount of the capital reserve and the retained earnings reserve reaches 25% of stated capital. The Companies Act provides that the retained earnings reserve of TMC and its Japanese subsidiaries is restricted and unable to be used for dividend payments, and is excluded from the calculation of the profit available for dividend.

The amounts of statutory retained earnings of TMC available for dividend payments to shareholders were ¥10,276,666 million and ¥11,215,850 million as of March 31, 2020 and 2021, respectively. In accordance with customary practice in Japan, the distributions from surplus are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Retained earnings at March 31, 2021 include ¥2,933,901 million relating to equity in undistributed earnings of associates and joint ventures.

(4) Treasury stock

The reissuance and repurchase of treasury stock are as follows:

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

Reissuance of treasury stock

Reason for reissuing treasury stock -

On May 9, 2019, TMC resolved to conclude contracts aimed toward the establishment of a new joint venture, Prime Life Technologies, related to a town development business with Panasonic. Pursuant to these contracts, TMC, THC and Misawa Homes conducted a share exchange in which common shares of Toyota were allotted in exchange for common shares of Misawa Homes so that THC, a consolidated subsidiary of TMC, will become the wholly owning parent company resulting from the share exchange and Misawa Homes, a consolidated subsidiary of THC, will become the wholly owned subsidiary resulting from the share exchange.

Details of matters relating to reissuance -

Number of common shares reissued	3,269,500 shares
Amount of reissuance	¥24,181 million

For the year ended March 31, 2021

Reissuance of treasury stock

Reason for reissuing treasury stock -

At its Directors’ Meeting held on March 24, 2020, TMC resolved to purchase shares issued by NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) and conduct a reissuance of treasury stock through third-party allotment with NTT as the allottee to form a business and capital alliance with NTT. The parties entered into a memorandum of understanding concerning the business and capital alliance on the same day. Based on the agreement, TMC has completed the purchase of NTT shares and reissuance of treasury stock with NTT as the allottee on April 9, 2020.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details of matters relating to reissuance -

Number of common shares reissued	29,730,900 shares
Amount of reissuance	¥199,999 million

(5) Other components of equity

Other components of equity are as follows:

	Yen in millions
	Net changes in revaluation of financial assets measured at fair value through other comprehensive income	Remeasurements of defined benefit plans	Exchange differences on translating foreign operations	Total
Balance at April 1, 2019	1,016,035	—	—	1,016,035
Other comprehensive income, net of tax	(58,946)	(54,176)	(395,523)	(508,645)
Reclassification to retained earnings	(4,935)	55,580	—	50,644
Other comprehensive income for the period attributable to non-controlling interests	1,916	(1,404)	27,002	27,514

Balance at March 31, 2020	954,070	—	(368,520)	585,549
Other comprehensive income, net of tax	380,814	221,409	410,253	1,012,476
Reclassification to retained earnings	(31,321)	(219,047)	—	(250,369)
Other comprehensive income for the period attributable to non-controlling interests	(8,211)	(2,362)	(29,357)	(39,930)

Balance at March 31, 2021	1,295,351	—	12,375	1,307,726

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6) Other comprehensive income

The breakdown of other comprehensive income and the corresponding tax benefits (including non-controlling interests) are as follows:

	Yen in millions
	For the year ended March 31, 2020			For the year ended March 31, 2021
	Before tax	Tax effect	After tax	Before tax	Tax effect	After tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Amount incurred during the year	(353,261)	109,409	(243,853)	560,225	(172,798)	387,427

Net changes	(353,261)	109,409	(243,853)	560,225	(172,798)	387,427

Remeasurements of defined benefit plans
Amount incurred during the year	(48,426)	5,026	(43,399)	311,360	(95,087)	216,272

Net changes	(48,426)	5,026	(43,399)	311,360	(95,087)	216,272

Shares of other comprehensive income of equity method investees
Amount incurred during the year	62,568	—	62,568	80,472	—	80,472

Net changes	62,568	—	62,568	80,472	—	80,472

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations
Amount incurred during the year	(390,427)	—	(390,427)	403,636	—	403,636
Reclassification to profit (loss)	28,329	—	28,329	—	—	—

Net changes	(362,098)	—	(362,098)	403,636	—	403,636
Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Amount incurred during the year	141,795	(43,367)	98,427	(119,441)	35,938	(83,503)
Reclassification to profit (loss)	20,380	(5,417)	14,963	—	—	—

Net changes	162,174	(48,784)	113,390	(119,441)	35,938	(83,503)

Shares of other comprehensive income of equity method investees
Amount incurred during the year	(35,253)	—	(35,253)	8,172	—	8,172
Reclassification to profit (loss)	—	—	—	—	—	—
Net changes	(35,253)	—	(35,253)	8,172	—	8,172

Total other comprehensive income	(574,296)	65,651	(508,645)	1,244,424	(231,947)	1,012,476

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(7) Dividends

The paid dividend amounts are as follows:

For the year ended March 31, 2020

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 8, 2019	Common shares	339,893	120.00	March 31, 2019	May 24, 2019

The Board of Directors Meeting on November 7, 2019	Common shares	278,908	100.00	September 30, 2019	November 27, 2019

For the year ended March 31, 2021

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 12, 2020	Common shares	331,938	120.00	March 31, 2020	May 28, 2020

The Board of Directors Meeting on November 6, 2020	Common shares	293,576	105.00	September 30, 2020	November 27, 2020

Dividends of which record date falls within the year ended March 31, and effective date is after the year ended March 31 are as follows:

For the year ended March 31, 2021

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 12, 2021	Common shares	377,453	135.00	March 31, 2021	May 28, 2021

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27. Sales revenues

(1) Summary by business segments and products

The table below shows Toyota’s sales revenues from external customers by business and by product category.

	Yen in millions
	For the years ended March 31,
	2020	2021
Sales of products
Automotive
Vehicles	22,647,701	20,509,606
Parts and components for production	1,197,089	1,287,053
Parts and components for after service	2,170,448	2,049,187
Other	755,141	752,000

Total automotive	26,770,379	24,597,846
All other	923,314	479,553

Total sales of products	27,693,693	25,077,398
Financial services	2,172,854	2,137,195

Total sales revenues	29,866,547	27,214,594

The majority of sales of products are revenues recognized from contracts with customers under IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”), and receivables related to such revenues are recognized as “Trade accounts and other receivables”.

The breakdown of income from leases included in financial service revenues is as follows:

	Yen in millions
	For the years ended March 31,
	2020	2021
Finance leases
Financial income related to net lease investment	98,865	106,724
Operating leases	1,051,822	1,017,707

Total	1,150,688	1,124,431

Financial service revenues other than income from leases mainly consist of interest income using the effective interest method. The amount of interest income using the effective interest method is not significant.

For the years ended March 31, 2020 and 2021, ¥127,113 million and ¥125,748 million of financial service revenues were accounted for under IFRS 15.

(2) Contract liabilities

Contract liabilities consist of the following:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Contract liabilities	695,235	700,229	854,679

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contract liabilities are primarily related to advances received from customers. Contract liabilities are included in “Other current liabilities” and “Other non-current liabilities” in the consolidated statement of financial position. For the year ended March 31, 2020 and 2021, the amounts transferred from contract liabilities at the beginning of the fiscal year to operating income were ¥372,786 million and ¥370,278 million, respectively.

(3) Performance obligations

The aggregate amounts of transaction prices allocated to unsatisfied performance obligations related to contracts that have original expected durations in excess of one year were ¥553,218 million, ¥587,547 million and ¥618,668 million as of April 1, 2019, March 31, 2020 and 2021, respectively. The main contents of unsatisfied performance obligations are insurance revenues and maintenance revenues.

For insurance revenues, Toyota receives payment agreed upon in the contract at the inception of the contract, and revenue is recognized over the term of the contract, which ranges from 3 to 120 months. As of April 1, 2019, the unsatisfied performance obligations related to insurance revenues were ¥212,384 million, and Toyota expected to recognize as revenue ¥63,611 million in fiscal 2020, and ¥148,773 million thereafter. As of March 31, 2020, the unsatisfied performance obligations related to insurance revenues were ¥223,754 million, and Toyota expected to recognize as revenue ¥65,262 million in fiscal 2021, and ¥158,493 million thereafter. As of March 31, 2021, the unsatisfied performance obligations related to insurance revenues were ¥237,805 million, and Toyota expects to recognize as revenue ¥67,537 million in fiscal 2022, and ¥170,268 million thereafter.

For maintenance revenues, Toyota receives payments agreed upon in the contract at the inception of the contract, and revenue is recognized over the term of the contract, which ranges from 18 to 84 months.

Unsatisfied performance obligations for sales of products related to contracts that have an original expected duration of one year or less have been excluded from this disclosure.

28. Research and development cost

Research and development costs consist of the following:

	Yen in millions
	For the years ended March 31,
	2020	2021
Research and development expenditures incurred during the year	1,110,369	1,090,424
Amount capitalized	(164,127)	(158,246)
Amortization of capitalized development costs	149,776	152,542

Total	1,096,019	1,084,721

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29. Other finance income and costs

Other finance income and costs consist of the following:

	Yen in millions
	For the years ended March 31,
	2020	2021
Other finance income
Interest income
Financial assets measured at amortized cost	37,201	17,526
Financial assets measured at fair value through other comprehensive income	84,629	88,074
Dividend income
Financial assets measured at fair value through other comprehensive income	110,243	88,837
Other	73,772	240,791

Total	305,846	435,229

Other finance costs
Interest expense
Financial liabilities measured at amortized cost	(44,114)	(42,421)
Other	(3,041)	(5,116)

Total	(47,155)	(47,537)

The increase in “Other finance income–Other” was due mainly to an increase during fiscal 2021 in profit on securities revaluation.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30. Earnings per share

Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted-average common shares	Earnings per share attributable to Toyota Motor Corporation
For the year ended March 31, 2020
Net income attributable to Toyota Motor Corporation	2,036,140

Basic earnings per share attributable to Toyota Motor Corporation	2,036,140	2,798,918	727.47
Effect of dilutive securities
Model AA Class Shares	13,265	47,100

Diluted earnings per share attributable to Toyota Motor Corporation	2,049,405	2,846,018	720.10

For the year ended March 31, 2021
Net income attributable to Toyota Motor Corporation	2,245,261

Basic earnings per share attributable to Toyota Motor Corporation	2,245,261	2,795,288	803.23
Effect of dilutive securities
Model AA Class Shares	12,569	45,939

Diluted earnings per share attributable to Toyota Motor Corporation	2,257,830	2,841,227	794.67

In addition to the disclosure requirements under IFRS, Toyota discloses the information below in order to provide financial statements users with valuable information.

The following table shows Toyota Motor Corporation shareholders’ equity per share. Toyota Motor Corporation shareholders’ equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders’ equity in the consolidated statement of financial position by common shares issued and outstanding at the end of the year (excluding treasury stock).

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation shareholders’ equity	Common shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share
As of April 1, 2019	19,907,100	2,832,439	7,028.25
As of March 31, 2020	20,618,888	2,766,153	7,454.00
As of March 31, 2021	23,404,547	2,795,949	8,370.88

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

31. Contractual commitments and contingent liabilities

(1) Contractual commitments

Contractual commitments relating to purchase of property, plant and equipment, other assets, and services are ¥363,319 million, ¥362,071 million, ¥359,214 million as of April 1, 2019, March 31, 2020 and 2021.

(2) Guarantees

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and as of March 31, 2021, range from 1 month to 8 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payment.

The maximum potential amount of future payments are ¥3,078,955 million, ¥3,333,385 million and ¥3,710,352 million as of April 1, 2019, March 31, 2020 and 2021. Liabilities for guarantees totaling ¥8,921 million, ¥10,615 million, and ¥18,493 million have been provided as of April 1, 2019, March 31, 2020 and 2021. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

(3) Market treatment such as recalls, damages and lawsuits

Toyota and other automakers have been named in certain class actions filed in Mexico, Canada, Australia, Israel and Brazil, as well as some other actions by states or territories of the United States relating to Takata airbag issues. The actions in Mexico, Australia, Israel, and Brazil are being litigated. The actions by states or territories of the United States have been resolved.

As previously disclosed, Toyota entered into a consent decree on January 14, 2021 with the U.S. EPA, the Department of Justice (“DOJ”) and the Civil Division of the U.S. Attorney’s Office for the Southern District of New York (“SDNY”) to resolve investigations stemming from a self-reported process gap in fulfilling certain emissions defect information reporting requirements. Under the consent decree, Toyota agreed to pay, and has paid, a $180 million civil penalty and to comply with certain additional periodic reporting requirements. The U.S. District Court for the Southern District of New York approved the consent decree on April 2, 2021.

In April 2020, Toyota reported possible anti-bribery violations related to a Thai subsidiary to the SEC and the DOJ, and is cooperating with their investigations. Investigations by governmental authorities related to these matters could result in the imposition of civil or criminal penalties, fines or other sanctions, or litigation. Toyota cannot predict the scope, duration or outcome of these matters at this time.

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

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

TMC has a concentration of labor supply in employees working under collective bargaining agreements and a substantial portion of these employees are working under the agreement that will expire on December 31, 2023.

32. Details of company organization

(1) Major subsidiaries

Toyota’s major subsidiaries are follows;

Toyota primarily conducts business in the automotive industry. Toyota also conducts business in finance and other industries.

Automobiles are mainly manufactured by TMC, Hino Motors Ltd. and Daihatsu Motor Co., Ltd., but some of them are outsourced in Japan. Toyota Motor Manufacturing Kentucky, Inc. and others manufacture overseas.

Auto parts are manufactured by TMC and others. These products are sold through dealers such as TOYOTA Mobility Tokyo Inc. in Japan, and through dealers such as Toyota Motor Sales, U.S.A., Inc. overseas.

In the financing business, Toyota Finance Corporation and others provide sales finance services in Japan and Toyota Motor Credit Corporation and others overseas.

Other business consists of information technology business and others.

(2) Structured entities

(i)	Consolidated structured entities

Toyota periodically securitizes receivables related to financial services and vehicles on leases for liquidity and funding purposes and transfers them to special purpose entities. Toyota is deemed to have the power to direct the activities of these entities that most significantly impact the entities’ economic performances. Therefore, Toyota has consolidated them.

The creditors of these entities do not have recourse to Toyota’s general credit with the exception of debts guaranteed by Toyota. Risks to which Toyota is exposed including credit, interest rate, and/or prepayment risks are not incremental compared with the situation before Toyota enters into securitization transactions.

Toyota has equity in investment trusts and other special purpose entities. With respect to some of the investment trusts, Toyota has both the obligation to absorb losses of or the right to receive benefits from the investment trusts that could potentially be significant to the investment trusts and the power to direct the activities of the investment trusts that most significantly impact the investment trusts’ economic performance through the asset manager. Therefore, Toyota has consolidated them.

Related to securitization transactions, ¥1,872,564 million, ¥1,906,256 million and ¥3,132,734 million receivables related to financial services, ¥1,893,073 million, ¥1,979,563 million and ¥3,211,211 million secured debt were included in Toyota’s consolidated financial statements as of April 1, 2019, March 31, 2020 and 2021, respectively.

(ii)	Unconsolidated structured entities

Other investment trusts and other special purpose entities are instructed based on contractual arrangements, and are designed so that voting or similar rights are not the dominant factor in deciding who controls the entities.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The trusts and the special purpose entities are defined as structured entities but are determined that Toyota lacks the power to direct the activities of these investments that most significantly impact the trust’s economic performance and, therefore does not consolidate the investment trusts and the special purpose entities. Investments in the investment trusts and the special purpose entities are held at fair value and are included in “Other financial assets” in the consolidated statement of financial position. The maximum exposure to loss is limited to the carrying value of its investment. The carrying value of the trusts totaled ¥22,001 million, ¥16,622 million and ¥37,397 million as of April 1, 2019, March 31, 2020 and 2021, respectively. The carrying value of the special purpose entities totaled ¥351,945 million, ¥748,131 million and ¥1,240,530 million as of April 1, 2019, March 31, 2020 and 2021, respectively. Toyota does not provide support that is not contractually required to the investments.

33. Related party transactions

(1) Transactions with associates and joint ventures

The balances and turnover of receivables and payables with associates and joint ventures accounted for under the equity method are as follows:

	Yen in millions
	Transition date April 1, 2019	March 31,
		2020	2021
Trade accounts and other receivables
Associates	300,177	308,574	265,938
Joint ventures	60,835	45,495	44,481

Total	361,012	354,069	310,419

Trade accounts and other payables
Associates	835,671	771,578	855,997
Joint ventures	9,693	6,337	656

Total	845,364	777,914	856,653

	Yen in millions
	For the years ended March 31,
	2020	2021
Sales revenues
Associates	1,928,468	1,138,144
Joint ventures	489,735	499,437

Total	2,418,202	1,637,582

Cost of products sold (purchases)
Associates	6,694,395	5,983,797
Joint ventures	86,747	51,434

Total	6,781,142	6,035,231

Dividends from associates and joint ventures accounted for under the equity method are ¥208,416 million and ¥205,101 million for the years ended March 31, 2020 and 2021, respectively. In addition, Toyota does not engage in transactions with associates and joint ventures outside of the normal course of business.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Transactions with other related parties

For the year ended March 31, 2021, Akio Toyoda, President of TMC, invested ¥5,000 million in Woven Planet Holdings, Inc., a consolidated subsidiary of TMC.

(3) Compensation of key management

The compensation for the directors and audit & supervisory board members of TMC is as follows:

	Yen in millions
	For the years ended March 31,
	2020	2021
Monthly compensation	1,023	987
Bonus	1,039	748
Share compensation	477	364
Other	—	747

Total	2,540	2,847

“Other” refers to income tax compensation that was granted to a member of the Board of Directors, Mr. Didier Leroy, with respect to his remuneration during the period in which he served as a member of the Board of Directors. Mr. Leroy retired on June 11, 2020.

34. Supplemental cash flow information

“Other, net” in cash flows from investing activities includes a net increase in time deposits of ¥1,700,254 million for the year ended March 31, 2021.

35. Significant subsequent events

Common stock split

TMC authorized a stock split of shares of its common stock and partial amendment to the Articles of Incorporation due to the stock split, at a meeting of its board of directors held on May 12th, 2021.

(1) Purpose of the Stock Split

The purpose is to reduce the minimum investment price through the stock split, thereby creating an environment where it is easier to invest in TMC’s shares and expanding TMC’s investor base.

(2) Stock Split Method

The record date for the stock split will be September 30, 2021. Each share of TMC’s common stock held by shareholders as of the record date will be split into five shares.

(3) Increase in Number of Shares as a Result of the Stock Split

Number of shares outstanding prior to the stock split: 3,262,997,492 shares

Increase in total number of issued shares as a result of this stock split: 13,051,989,968 shares

Number of issued shares after the stock split: 16,314,987,460 shares

Total number of authorized shares after the stock split: 50,000,000,000 shares

(4) Stock Split Schedule

Date of public notice of the record date: September 14, 2021 (Scheduled)

Record date: September 30, 2021 (Scheduled)

Effective date: October 1, 2021 (Scheduled)

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) Partial Amendment to Articles of Incorporation

Due to the stock split described above, TMC will partially amend its Articles of Incorporation, to increase the total number of shares which the Corporation is authorized to issue from ten billion (10,000,000,000) to fifty billion (50,000,000,000), effective as of October 1, 2021, pursuant to Article 184, Paragraph 2 of the Companies Act.

(6) Impact on per share information

Per share information assuming that the stock split was performed at the beginning of the fiscal year ended March 31, 2020 is as follows:

	Yen
	For the year ended March 31,
	2020	2021
Basic earnings per share attributable to Toyota Motor Corporation	145.49	160.65
Diluted earnings per share attributable to Toyota Motor Corporation	144.02	158.93
Toyota Motor Corporation shareholders’ equity per share	1,490.80	1,674.18

36. First-time adoption

(1) Transition to reporting in accordance with IFRS

TMC has prepared its consolidated financial statements in accordance with IFRS from the first quarter ended June 30, 2020.

Up to the fiscal year ended March 31, 2020, Toyota prepared its consolidated financial statements in accordance with U.S. GAAP. The Transition Date was April 1, 2019.

IFRS 1 stipulates that, in principle, the retrospective application of IFRS is required. However, it provides some voluntary and mandatory exemptions from full retrospective applications. TMC elected such exemptions with respect to the following items.

(i) Business combination

IFRS 3 “Business Combinations”, was not applied retrospectively to business combinations that occurred before the Transition Date.

(ii) Foreign currency translation adjustments of foreign operations

The cumulative foreign currency translation adjustments were reclassified from other comprehensive income to retained earnings as of the Transition Date.

(iii) Designation of equity financial assets

Equity financial assets recognized before the Transition Date were designated as financial assets measured at fair value through other comprehensive income based on the facts and circumstances that existed as of the Transition Date.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iv) Deemed cost

IFRS 1 permits a first-time adopter to elect to use fair value at the Transition Date as deemed cost for items of property, plant and equipment. For some property, plant and equipment, the fair value at the Transition Date is used as deemed cost.

(v) Recognition of right of use assets and lease liabilities

When a first-time adopter that is a lessee recognizes right of use assets and lease liabilities, it is permitted to measure right of use assets and lease liabilities at the Transition Date under IFRS 1. Toyota measured all lease liabilities at the Transition Date, using the present value of the remaining lease payments discounted by the lessee’s incremental borrowing rate at the Transition Date. Toyota measured right of use assets at the Transition Date, making them equal to the lease liabilities.

For leases for which the lease term ends within 12 months of the Transition Date, lease payments associated with those leases were recognized as profit or loss on a straight-line basis over the lease term.

(2) Reconciliation of U.S. GAAP to IFRS

Toyota has made the necessary adjustments to the previously disclosed U.S. GAAP consolidated financial statements in transition to IFRS.

Items that do not affect retained earnings and comprehensive income are included in “Reclassification,” and items that affect retained earnings and comprehensive income are included in “Adjustment of recognition and measurement” of the reconciliation tables.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(i) Reconciliation of equity as of the Transition Date April 1, 2019

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Assets						Assets
Current assets						Current assets
Cash and cash equivalents	3,574,704	—	28,101	3,602,805		Cash and cash equivalents
Trade accounts and notes receivable, less allowance for doubtful accounts	2,372,734	568,156	13,728	2,954,617	A	Trade accounts and other receivables
Other receivables	568,156	(568,156)	—	—	A
Finance receivables, net	6,647,771	—	9,596	6,657,367		Receivables related to financial services
Time deposits	1,126,352	1,508,812	5,228	2,640,392	B,C,D	Other financial assets
Marketable securities	1,127,160	(1,127,160)	—	—	B
Inventories	2,656,396	—	74,644	2,731,040	a	Inventories
	—	84,281	293	84,574	E	Income tax receivable
Prepaid expenses and other current assets	805,964	(297,502)	(807)	507,654	C,D,E	Other current assets

Total current assets	18,879,237	168,431	130,781	19,178,450		Total current assets

						Non-current assets
Investments in affiliated companies	3,313,723	54,004	99,516	3,467,242		Investments accounted for using the equity method
Noncurrent finance receivables, net	10,281,118	—	(90)	10,281,028		Receivables related to financial services
Marketable securities and other securities investments	7,479,926	238,009	51,806	7,769,740	D,F,G,b	Other financial assets
Employees receivables	21,683	(21,683)	—	—	F
Property, plant and equipment						Property, plant and equipment
Land	1,386,308	1,353	(28,391)	1,359,271	c	Land
Buildings	4,802,175	(14,489)	45,593	4,833,278		Buildings
Machinery and equipment	11,857,425	(6,097)	105,445	11,956,773		Machinery and equipment
Vehicles and equipment on operating leases	6,139,163	—	—	6,139,163		Vehicles and equipment on operating leases
Construction in progress	651,713	61	4,293	656,067		Construction in progress

Total property, plant and equipment, at cost	24,836,784	(19,172)	126,939	24,944,551		Total property, plant and equipment, at cost

Less - Accumulated depreciation	(14,151,290)	(8,140)	(101,016)	(14,260,446)		Less - Accumulated depreciation and impairment losses

Total property, plant and equipment, net	10,685,494	(27,313)	25,923	10,684,105		Total property, plant and equipment, net

	—	27,313	369,517	396,830	d	Right of use assets
	—	297,394	611,343	908,737	G,e	Intangible assets
	—	501,872	(55,489)	446,383	G,f	Deferred tax assets
Other	1,275,768	(991,888)	9	283,889	G	Other non-current assets

	33,057,712	77,709	1,102,535	34,237,955		Total non-current assets

Total assets	51,936,949	246,140	1,233,316	53,416,405		Total assets

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable	2,645,984	1,180,657	29,492	3,856,133	H	Trade accounts and other payables
Other payables	1,102,802	(1,102,802)	—	—	H
Short-term borrowings	5,344,973	4,254,260	102,580	9,701,813	I,d	Short-term and current portion of long-term debt
Current portion of long-term debt	4,254,260	(4,254,260)	—	—	I
Accrued expenses	3,222,446	(1,870,433)	(1,761)	1,350,252	J	Accrued expenses
	—	475,409	(107)	475,302	D,K	Other financial liabilities
Income taxes payable	320,998	—	318	321,316		Income taxes payable
	—	1,769,275	239	1,769,514	J	Liabilities for quality assurance
Other current liabilities	1,335,475	(339,131)	11,688	1,008,032	D,K	Other current liabilities

Total current liabilities	18,226,938	112,975	142,449	18,482,362		Total current liabilities

Long-term liabilities						Non-current liabilities
Long-term debt	10,550,945	498,073	293,298	11,342,315	L,d	Long-term debt
	—	189,957	—	189,957	D	Other financial liabilities
Accrued pension and severance costs	963,406	37,532	1,771	1,002,710		Retirement benefit liabilities
Deferred income taxes	1,014,851	11,670	200,771	1,227,292	f	Deferred tax liabilities
Other long-term liabilities	615,599	(105,994)	6,955	516,560		Other non-current liabilities

Total long-term liabilities	13,144,801	631,238	502,794	14,278,833		Total non-current liabilities

Total liabilities	31,371,739	744,213	645,244	32,761,195		Total liabilities

Mezzanine equity	498,073	(498,073)	—	—	L
Shareholders’ equity						Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value	397,050	—	—	397,050		Common stock
Additional paid-in capital	487,162	—	—	487,162		Additional paid-in capital
Retained earnings	21,987,515	—	(1,373,738)	20,613,776	j	Retained earnings
Accumulated other comprehensive income (loss)	(916,650)	—	1,932,686	1,016,035	b,g,h	Other components of equity
Treasury stock, at cost	(2,606,925)	—	—	(2,606,925)		Treasury stock

Total Toyota Motor Corporation shareholders’ equity	19,348,152	—	558,947	19,907,100		Total Toyota Motor Corporation shareholders’ equity

Noncontrolling interests	718,985	—	29,125	748,110		Non-controlling interests

Total shareholders’ equity	20,067,137	—	588,072	20,655,210		Total shareholders’ equity

Total mezzanine equity and shareholders’ equity	20,565,210	(498,073)	588,072	20,655,210

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	51,936,949	246,140	1,233,316	53,416,405		Total liabilities and shareholders’ equity

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii) Reconciliation of equity as of March 31, 2020

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Assets						Assets
Current assets						Current assets
Cash and cash equivalents	4,190,518	—	(92,068)	4,098,450		Cash and cash equivalents
Trade accounts and notes receivables, less allowance for doubtful accounts	2,094,894	564,854	(11,389)	2,648,360	A	Trade accounts and other receivables
Other receivables	564,854	(564,854)	—	—	A
Finance receivables, net	6,614,171	—	7,433	6,621,604		Receivables related to financial services
Time deposits	828,220	1,316,339	(958)	2,143,602	B,C,D	Other financial assets
Marketable securities	678,731	(678,731)	—	—	B
Inventories	2,434,918	—	98,974	2,533,892	a	Inventories
	—	237,333	275	237,609	E	Income tax receivable
Prepaid expenses and other current assets	1,236,225	(578,614)	22,193	679,804	C,D,E	Other current assets

Total current assets	18,642,531	296,327	24,462	18,963,320		Total current assets

						Non-current assets
Investments in affiliated companies	4,123,453	81,731	92,380	4,297,564		Investments accounted for using the equity method
Noncurrent finance receivables, net	10,423,858	49	(6,109)	10,417,797		Receivables related to financial services
Marketable securities and other securities investments	7,348,651	502,296	50,570	7,901,517	D,F,G,b	Other financial assets
Employees receivables	21,484	(21,484)	—	—	F
Property, plant and equipment						Property, plant and equipment
Land	1,346,988	165	(28,189)	1,318,964	c	Land
Buildings	4,730,783	(19,860)	30,528	4,741,451		Buildings
Machinery and equipment	11,939,121	(43,092)	83,419	11,979,449		Machinery and equipment
Vehicles and equipment on operating leases	5,929,233	—	(400)	5,928,833		Vehicles and equipment on operating leases
Construction in progress	510,963	60	6,438	517,460		Construction in progress

Total property, plant and equipment, at cost	24,457,088	(62,728)	91,797	24,486,156		Total property, plant and equipment, at cost

Less - Accumulated depreciation	(13,855,563)	2,355	(98,933)	(13,952,141)		Less - Accumulated depreciation and impairment losses

Total property, plant and equipment, net	10,601,525	(60,373)	(7,136)	10,534,016		Total property, plant and equipment, net

	—	337,442	(107)	337,335	G	Right of use assets
	—	374,263	625,994	1,000,257	G,e	Intangible assets
	—	354,785	(28,420)	326,364	G,f	Deferred tax assets
Other	1,518,934	(1,331,576)	6,834	194,192	G	Other non-current assets

	34,037,905	237,133	734,005	35,009,043		Total non-current assets

Total assets	52,680,436	533,460	758,468	53,972,363		Total assets

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable	2,434,180	1,064,224	(375)	3,498,029	H	Trade accounts and other payables
Other payables	1,020,270	(1,020,270)	—	—	H
Short-term borrowings	5,286,026	4,611,537	9,192	9,906,755	I	Short-term and current portion of long-term debt
Current portion of long-term debt	4,574,045	(4,574,045)	—	—	I
Accrued expenses	2,926,052	(1,689,158)	19,901	1,256,794	J	Accrued expenses
	—	546,378	(7,637)	538,740	D,K	Other financial liabilities
Income taxes payable	218,117	—	(5,841)	212,276		Income taxes payable
	—	1,553,816	(846)	1,552,970	J	Liabilities for quality assurance
Other current liabilities	1,443,687	(252,101)	(14,942)	1,176,645	D,K	Other current liabilities

Total current liabilities	17,902,377	240,382	(549)	18,142,209		Total current liabilities

Long-term liabilities						Non-current liabilities
Long-term debt	10,692,898	739,633	1,688	11,434,219	L,M	Long-term debt
	—	360,588	—	360,588	D	Other financial liabilities
Accrued pension and severance costs	978,626	41,356	2,179	1,022,161		Retirement benefit liabilities
Deferred income taxes	1,043,169	1,487	153,349	1,198,005	f	Deferred tax liabilities
Other long-term liabilities	821,515	(345,816)	471	476,169	M	Other non-current liabilities

Total long-term liabilities	13,536,208	797,247	157,687	14,491,142		Total non-current liabilities

Total liabilities	31,438,585	1,037,629	157,138	32,633,351		Total liabilities

Mezzanine equity	504,169	(504,169)	—	—	L
Shareholders’ equity						Shareholders’ equity
Toyota Motor Corporation shareholders’ equity
Common stock, no par value	397,050	—	—	397,050		Common stock
Additional paid-in capital	489,334	—	—	489,334		Additional paid-in capital
Retained earnings	23,427,613	—	(1,193,552)	22,234,061	j	Retained earnings
Accumulated other comprehensive income (loss)	(1,166,273)	—	1,751,822	585,549	b,g,h	Other components of equity
Treasury stock, at cost	(3,087,106)	—	—	(3,087,106)		Treasury stock

Total Toyota Motor Corporation shareholders’ equity	20,060,618	—	558,270	20,618,888		Total Toyota Motor Corporation Shareholders’ equity

Noncontrolling interests	677,064	—	43,060	720,124		Non-controlling interests

Total shareholders’ equity	20,737,682	—	601,330	21,339,012		Total shareholders’ equity

Total mezzanine equity and shareholders’ equity	21,241,851	(504,169)	601,330	21,339,012

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	52,680,436	533,460	758,468	53,972,363		Total liabilities and shareholders’ equity

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iii) Reconciliation of net profit or loss for the year ended March 31, 2020

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net revenues						Sales revenues
Sales of products	27,759,749	—	(66,056)	27,693,693	i	Sales of products
Financing operations	2,170,243	—	2,611	2,172,854		Financial services

Total net revenues	29,929,992	—	(63,445)	29,866,547		Total sales revenues

Costs and expenses						Costs and expenses
Cost of products sold	23,142,744	(12,761)	(26,387)	23,103,596	i	Cost of products sold
Cost of financing operations	1,379,620	—	2,134	1,381,755		Cost of financial services
Selling, general and administrative	2,964,759	(3,391)	20,597	2,981,965		Selling, general and administrative

Total costs and expenses	27,487,123	(16,153)	(3,655)	27,467,315		Total costs and expenses

Operating income	2,442,869	16,153	(59,790)	2,399,232		Operating income

Other income (expense)	—	271,152	39,094	310,247		Share of profit (loss) of investments accounted for using the equity method
Interest and dividend income	232,870	77,241	(4,266)	305,846		Other finance income
Interest expense	(32,217)	(2,573)	(12,365)	(47,155)		Other finance costs
Foreign exchange gain (loss), net	(79,020)	—	(15,599)	(94,619)		Foreign exchange gain (loss), net
Unrealized gains (losses) on equity securities	(24,600)	—	24,600	—	b
Other income (loss), net	14,705	(90,821)	(4,491)	(80,607)		Other income (loss), net

Income before income taxes and equity in earnings of affiliated companies	2,554,607	271,152	(32,817)	2,792,942		Income before income taxes

Provision for income taxes	683,430	—	(1,613)	681,817	b	Income tax expense
Equity in earnings of affiliated companies	271,152	(271,152)	—	—

Net income	2,142,329	—	(31,204)	2,111,125		Net income

Net income attributable to Toyota Motor Corporation	2,076,183	—	(40,043)	2,036,140		Net income attributable to Toyota Motor Corporation
Net income attributable to noncontrolling interests	66,146	—	8,839	74,985		Non-controlling interests

	2,142,329	—	(31,204)	2,111,125		Net income

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iv) Reconciliation of other comprehensive income for the year ended March 31, 2020

	Yen in millions
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Adjustment of recognition and measurement	IFRS	Notes	Presentation under IFRS
Net income	2,142,329	—	(31,204)	2,111,125		Net income
Other comprehensive income (loss), net of tax						Other comprehensive income, net of tax
						Items that will not be reclassified to profit (loss)
Unrealized gains (losses) on securities	118,363	(118,363)	(243,853)	(243,853)	b	Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Pension liability adjustments	(60,196)	(612)	17,409	(43,399)		Remeasurements of defined benefit plans
	—	612	61,956	62,568		Shares of other comprehensive income of equity method investees

	58,167	(118,363)	(164,488)	(224,684)		Total of items that will not be reclassified to profit (loss)

						Items that may be reclassified subsequently to profit (loss)
Foreign currency translation adjustments	(333,854)	89,371	(117,614)	(362,098)		Exchange differences on translating foreign operations
	—	118,363	(4,973)	113,390		Net changes in revaluation of financial assets measured at fair value through other comprehensive income
	—	(89,371)	54,118	(35,253)		Shares of other comprehensive income of equity method investees

	(333,854)	118,363	(68,469)	(283,961)		Total of items that may be reclassified subsequently to profit (loss)

Total other comprehensive income (loss)	(275,687)	—	(232,958)	(508,645)		Total other comprehensive income, net of tax

Comprehensive income	1,866,642	—	(264,162)	1,602,480		Comprehensive income

						Comprehensive income for the period attributable to
Comprehensive income attributable to Toyota Motor Corporation	1,820,764	—	(265,756)	1,555,009		Toyota Motor Corporation
Comprehensive income attributable to noncontrolling interests	45,878	—	1,594	47,472		Non-controlling interests

	1,866,642	—	(264,162)	1,602,480		Comprehensive income

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Notes to reconciliation

(i) Changes in presentation

A.	Other receivables separately presented under U.S. GAAP have been reclassified into trade accounts and other receivables under IFRS.

B.	Marketable securities separately presented under U.S. GAAP have been reclassified into other financial assets in current assets under IFRS.

C.	Other financial assets included in prepaid expenses and other current assets under U.S. GAAP are separately presented under IFRS.

D.	Derivative assets and liabilities that meet certain requirements are offset under U.S. GAAP. Under IFRS they are presented in gross amount.

E.	Income tax receivable included in prepaid expenses and other current assets under U.S. GAAP are separately presented under IFRS.

F.	Employees receivables separately presented under U.S. GAAP have been reclassified into other financial assets in non-current assets under IFRS.

G.

Right of use assets, intangible assets, deferred tax assets and other financial assets in non-current assets included in other in investment and other assets under U.S. GAAP are separately presented under IFRS.

H.	Other payables separately presented under U.S. GAAP have been reclassified into trade accounts and other payables under IFRS.

I.	Current portion of long-term debt separately presented under U.S. GAAP have been reclassified into short-term and current portion of long-term debt under IFRS.

J.	Liabilities for quality assurance included in accrued expenses under U.S. GAAP are separately presented under IFRS.

K.	Other financial liabilities included in other current liabilities under U.S. GAAP are separately presented under IFRS.

L.	Model AA Class Shares presented as mezzanine equity under U.S. GAAP have been reclassified into long-term debt under IFRS.

M.	Lease liabilities included in other long-term liabilities under U.S. GAAP have been reclassified into long-term debt under IFRS.

(ii) Difference in recognition and measurement

For the following reconciliation, the related allocation to the non-controlling interests is recorded.

a.	Inventory valuation method

Under U.S. GAAP, inventories of some subsidiaries are calculated using the last-in, first-out method, but under IFRS, they are calculated using the weighted-average method.

b.	Fair value measurement of equity financial assets

Unlisted stocks are recorded at acquisition cost under U.S. GAAP but are measured at fair value under IFRS. For equity financial assets, U.S. GAAP recognizes valuation gains and losses, gains and losses on sales and impairment as profit or loss, but under IFRS, changes in fair value are recognized as other comprehensive income.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c.	Deemed cost

In accordance with IFRS 1, Toyota has elected to use fair value at the Transition Date as deemed cost for certain items of property, plant and equipment. The carrying amount of property, plant and equipment under U.S. GAAP to which the exemption is applied is ¥59,456 million and the fair value is ¥21,225 million.

d.	Recognition of right of use assets and lease liabilities

Under IFRS, newly recognized right of use assets and lease liabilities are recorded as a result of the adoption of IFRS 16 “Leases”.

e.	Capitalization of costs incurred for development of products

Under U.S. GAAP, development expense is expensed as incurred. Under IFRS, costs incurred for development of products are capitalized if it meets the capitalization requirements.

f.	Deferred income taxes

Deferred income taxes have been adjusted due to the other adjustments from U.S. GAAP to IFRS. The adjustment mainly related to ¥188,837 million (as of April 1, 2019) and ¥193,271 million (as of March 31, 2020) of the capitalization of development costs.

g.	Exchange differences on translating foreign operations

In accordance with the first-time exemption, the cumulative translation differences of foreign operations as of the Transition Date are transferred from other components of equity to retained earnings.

h.	Retirement benefit obligations for defined benefit plans

Under U.S. GAAP, actuarial gains and losses and past service cost are recognized in other comprehensive income when they are incurred and amortized over a certain period of future years. Under IFRS, remeasurements arising from defined benefit plans, including actuarial gains and losses are recognized in other comprehensive income and reclassified directly from other components of equity to retained earnings when they are incurred. Past service cost is recognized in profit or loss when incurred.

i.	Unification of a reporting period

For certain consolidated subsidiaries and companies accounted for by the equity method that have closing dates different from Toyota, the reporting period has been unified to Toyota’s closing date on the Transition Date.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

j.	Reconciliation of retained earnings

	Yen in millions
	Transition Date April 1, 2019	March 31, 2020
b. Fair value measurement of equity financial assets	(990,815)	(799,568)
g. Exchange differences on translating foreign operations	(649,532)	(649,532)
h. Retirement benefit obligations for defined benefit plans	(265,867)	(324,014)

Subtotal	(1,906,213)	(1,773,114)

e. Capitalization of cost incurred for development of product	410,531	432,202
i. Unification of a reporting period	85,211	51,480
Others	36,732	95,880

Total	(1,373,738)	(1,193,552)

Subtotal represents reclassification from other components of equity.

Adjustments on the Cash Flows

Additions, collections and sales of receivables from financial services which were classified as cash flows from investing activities under U.S. GAAP are classified as cash flows from operating activities under IFRS.

ITEM 19. EXHIBITS

Index to Exhibit

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to Exhibit 1.2 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2019, filed with the SEC on June 21, 2019 (file no. 001-14948))

1.3	Amended and Restated Regulations of the Audit & Supervisory Board of the Registrant (English translation) (incorporated by reference to Exhibit 1.3 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2016, filed with the SEC on June 24, 2016 (file no. 001-14948))

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation)

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York (predecessor of The Bank of New York Mellon), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 to Toyota’s Registration Statement on Form F-6, filed with the SEC on November 7, 2006 (file no. 333-138477))

2.3	Form of ADR (included in Exhibit 2.2)

2.4	Description of Toyota’s Common Stock (incorporated by reference to “Item 10.B. Memorandum and Articles of Incorporation” of this annual report)

2.5	Description of Toyota’s American Depositary Shares (incorporated by reference to “Description of the American Depositary Shares” within Exhibit 2.4 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2020, filed with the SEC on June 24, 2020 (file no. 001-14948))

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its members of the board of directors and operating officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation)

12.1	Certifications of the Registrant’s President and Member of the Board, as well as Operating Officer, pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s President and Member of the Board, as well as Operating Officer, pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ Kenta Kon
Name:	Kenta Kon
Title:	Member of the Board of Directors

Date: June 24, 2021