Form 20-F/A
period 2016-03-31
TOYOTA MOTOR CORP/
filed 2021-11-04
CIK 1094517

As filed with the Securities and Exchange Commission on November 4, 2021

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

Masayoshi Hachisuka

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files):Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

This Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F of Toyota Motor Corporation for the fiscal year ended March 31, 2016 filed with the Securities and Exchange Commission on June 24, 2016 (the “Original Filing”) is filed to disclose pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 additional information that Toyota Motor Corporation became aware of after the Original Filing under “Item 4.B — Business Overview — Governmental Regulation, Environmental and Safety Standards — Disclosure of Iranian Activities under Section 13(r) of the Securities Exchange Act of 1934.” Other than this additional compliance disclosure, no part of the Original Filing is amended hereby, and this Amendment does not reflect events that have occurred after the Original Filing date.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Form 20-F/A also contains new certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Because this Form 20-F/A does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 4 and 5 of the certifications have been omitted.

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

During the fiscal year ended March 31, 2016:

•

TOYOTA Mobility Tokyo Inc. (“TMT,” formerly known as Tokyo Toyopet Motor Sales Co., Ltd.), a wholly-owned subsidiary of Toyota, performed maintenance services on Toyota vehicles owned by the Iranian embassy in Japan.

This activity contributed an insignificant amount of gross revenues and net profit to Toyota. Toyota believes that none of the above transactions subject it or its affiliates to U.S. sanctions. As of the date of the Amendment, TMT intends to cease conducting its activities described above, except that it intends to provide to the Iranian embassy necessary repair services in case of a recall or other safety measures in accordance with applicable laws and regulations.

ITEM 19. EXHIBITS

Index to Exhibits

12.1	Certifications of the Registrant’s Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ Kenta Kon
Name:	Kenta Kon
Title:	Member of the Board of Directors

Date: November 4, 2021