Form 20-F/A
period 2017-03-31
TOYOTA MOTOR CORP/
filed 2021-11-04
CIK 1094517

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act:☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒                 International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐                Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:Item  17  ☐    Item  18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):     Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 2 (the “Amendment”) to the Annual Report on Form 20-F of Toyota Motor Corporation for the fiscal year ended March 31, 2017 filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2017 (the “Original Filing”), as amended by Amendment No. 1 filed with the SEC on October 23, 2017 (the “Amended Filing”), is filed to disclose pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 additional information that Toyota Motor Corporation became aware of after the Amended Filing under “Item 4.B — Business Overview — Governmental Regulation, Environmental and Safety Standards — Disclosure of Iranian Activities under Section 13(r) of the Securities Exchange Act of 1934.” Other than this additional compliance disclosure, no part of the Original Filing is amended hereby, and this Amendment does not reflect events that have occurred after the Original Filing date.

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

The above activities contributed in aggregate approximately ¥3 million in gross revenues and an insignificant amount of net profit to Toyota. Toyota believes that none of the above transactions subject it or its affiliates to U.S. sanctions. As of the date of the Amended Filing, TKM intended to cease conducting its activity described above. TMT intends to cease conducting its activities described above, except that it intends to provide to the Iranian embassy necessary repair services in case of a recall or other safety measures in accordance with applicable laws and regulations.

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