Form 20-F/A
period 2018-03-31
TOYOTA MOTOR CORP/
filed 2021-11-04
CIK 1094517

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

This Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F of Toyota Motor Corporation for the fiscal year ended March 31, 2018 filed with the Securities and Exchange Commission on June 25, 2018 (the “Original Filing”) is filed to disclose pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 additional information that Toyota Motor Corporation became aware of after the Original Filing under “Item 4.B — Business Overview — Governmental Regulation, Environmental and Safety Standards — Disclosure of Iranian Activities under Section 13(r) of the Securities Exchange Act of 1934.” Other than this additional compliance disclosure, no part of the Original Filing is amended hereby, and this Amendment does not reflect events that have occurred after the Original Filing date.

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

During the fiscal year ended March 31, 2018:

•	Toyota Kirloskar Motor Private Limited (“TKM”), a majority-owned subsidiary of Toyota, sold one Toyota vehicle to the Iranian embassy in India.

•	TOYOTA Mobility Tokyo Inc. (“TMT,” formerly known as Tokyo Toyopet Motor Sales Co., Ltd.), a wholly-owned subsidiary of Toyota, sold one Toyota vehicle to the Iranian embassy in Japan.

•	TMT performed maintenance services on Toyota vehicles owned by the Iranian embassy in Japan.

The above activities contributed in aggregate approximately ¥9 million in gross revenues and an insignificant amount of net profit to Toyota. Toyota believes that none of the above transactions subject it or its affiliates to U.S. sanctions. As of the date of the Original Filing, TKM intended to cease conducting its activity described above. TMT intends to cease conducting its activities described above, except that it intends to provide to the Iranian embassy necessary repair services in case of a recall or other safety measures in accordance with applicable laws and regulations.

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