Form 20-F/A
period 2020-03-31
TOYOTA MOTOR CORP/
filed 2021-11-04
CIK 1094517

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

This Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F of Toyota Motor Corporation for the fiscal year ended March 31, 2020 filed with the Securities and Exchange Commission on June 24, 2020 (the “Original Filing”) is filed to disclose pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 additional information that Toyota Motor Corporation became aware of after the Original Filing under “Item 4.B — Business Overview — Governmental Regulation, Environmental and Safety Standards — Disclosure of Iranian Activities under Section 13(r) of the Securities Exchange Act of 1934.” Other than this additional compliance disclosure, no part of the Original Filing is amended hereby, and this Amendment does not reflect events that have occurred after the Original Filing date.

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

During the fiscal year ended March 31, 2020:

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