Form 20-F
period 2022-03-31
TOYOTA MOTOR CORP/
filed 2022-06-23
CIK 1094517

As filed with the U.S. Securities and Exchange Commission on June 23, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: March 31, 2022
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
Toyota-cho
,
Toyota City
Aichi Prefecture
471-8571
Japan
+81 565
28-2121
(Address of principal executive offices)
Masayoshi Hachisuka
Telephone number: +81 565
28-2121
Facsimile number: +81 565
23-5800
Address: 1
Toyota-cho,
Toyota City, Aichi Prefecture
471-8571,
Japan
(Name, telephone,
e-mail
and/or facsimile number and address of registrant’s contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares* Common Stock**	TM	The New York Stock Exchange

*	Each American Depositary Share representing ten shares o f the registrant’s Common Stock.
**	No par value. Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the U.S. Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
13,778,301,544
shares of common stock (including 295,944,975 shares of common stock in the form of American Depositary Shares) as of March 31, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes  ☒    No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934: Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
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
of the Exchange Act): Yes  ☐    No  ☒

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year referred to. All other references to years refer to the applicable calendar year unless the context otherwise requires. Unless the context otherwise requires or as otherwise expressly stated, references in this prospectus supplement to “Toyota,” “we,” “us,” “our” and similar terms refer to Toyota Motor Corporation and its consolidated subsidiaries, as a group.
Toyota’s consolidated financial statements in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The term “IFRS” also includes International Accounting Standards (“IASs”) and the related interpretations of the interpretations committees (SIC and IFRIC).
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
(xii) Toyota’s reliance on various digital and information technologies, as well as information security;
(xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold;
(xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; and
(xv) the impact of climate change and the transition towards a low-carbon
economy.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
3.A [RESERVED]
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
Reviewing the general economic environment for fiscal 2022, the economy appeared to be headed toward a recovery due to fiscal and monetary policies adopted by various countries that have supported the economy, coupled with the gradual relaxation of strict
COVID-19
restrictions. While the automotive market has been subjected to global production constraints due to components shortages caused by a tightening of global supply of, and increasing demand for, semiconductors and the impact of
COVID-19,
continued steady demand in countries such as the U.S., China, and Japan resulted in a recovery from last year. Geopolitical tensions that have increased since February 2022 have had a ripple effect globally in such forms as soaring materials prices, including for raw materials and parts and components for Toyota’s vehicles, which has made it more difficult to foresee the future.
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
Meeting customer demand by introducing attractive new vehicles and reducing the amount of time required for product development are critical to automotive manufacturers. In particular, it is critical to meet customer demand with respect to quality, safety, reliability and sustainability. The timely introduction of new vehicle models, at competitive prices, meeting rapidly changing customer preferences and demand is more fundamental to Toyota’s success than ever, as the automotive market is rapidly transforming in light of the changing global economy. There is no assurance, however, that Toyota will adequately and appropriately respond to changing customer preferences and demand with respect to quality, safety, reliability, styling, sustainability and other features in a timely manner. Even if Toyota succeeds in perceiving customer preferences and demand, there is no assurance that Toyota will be capable of developing and manufacturing new, price competitive products in a timely manner with its available technology, intellectual property, sources of raw materials and parts and components, and production capacity, including cost reduction capacity. Further, there is no assurance that Toyota will be able to implement capital expenditures at the level and times planned by management. Toyota’s inability to develop and offer products that meet customers’ preferences and demand with respect to quality, safety, reliability, styling, sustainability and other features in a timely manner could result in a lower market share and reduced sales volumes and margins, and may adversely affect Toyota’s financial condition and results of operations.
Toyota’s ability to market and distribute effectively is an integral part of Toyota’s successful sales.
Toyota’s success in the sale of vehicles depends on its ability to market and distribute effectively based on distribution networks and sales techniques tailored to the needs of its customers. There is no assurance that Toyota will be able to develop sales techniques and distribution networks that effectively adapt to changing customer preferences or changes in the geopolitical and regulatory environment in the major markets in which it operates. Toyota’s inability to maintain well-developed sales techniques and distribution networks may result in decreased sales and market share and may adversely affect its financial condition and results of operations.
Toyota’s success is significantly impacted by its ability to maintain and develop its brand image.
In the highly competitive automotive industry, it is critical to maintain and develop a brand image. In order to maintain and develop a brand image, it is necessary to further increase customers’ confidence by providing safe, high-quality products that meet customer preferences and demand. If Toyota is unable to effectively maintain and develop its brand image as a result of such reasons as its inability to provide safe, high-quality products or as a result of the failure to promptly implement safety measures such as recalls when necessary, vehicle unit sales and/or sale prices may decrease, and as a result revenues and profits may not increase as expected or may decrease, adversely affecting its financial condition and results of operations.

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
Irrespective of the number of suppliers, Toyota’s ability to continue to obtain supplies from its suppliers in a timely and cost-effective manner is subject to a number of factors, some of which are not within Toyota’s control. These factors include the ability of Toyota’s suppliers to provide a continued source of supply, and Toyota’s ability to effectively compete and obtain competitive prices from suppliers. Circumstances that may adversely affect such abilities include geopolitical tensions as well as related governmental actions such as economic sanctions.
A loss of any single or limited source supplier, or inability to obtain supplies from suppliers in a timely and cost-effective manner, could lead to increased costs or delays or suspensions in Toyota’s production and deliveries, which could have an adverse effect on Toyota’s financial condition and results of operations.
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
Toyota’s operations and vehicles rely on various digital and information technologies, as well as information security.
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
Despite security measures, Toyota’s digital and information technology networks and systems may be vulnerable to damage, disruptions, shutdowns due to unauthorized access or attacks by hackers, computer viruses, breaches due to unauthorized use, errors or malfeasance by employees and others who have or gain access to the networks and systems Toyota depends on, service failures or bankruptcy of third parties such as software development or cloud computing vendors, power shortages and outages, and utility failures or other catastrophic events like natural disasters. In particular, cyber-attacks or other intentional malfeasance are increasing in terms of intensity, sophistication and frequency, and Toyota has been and expects to continue to be the subject of such attacks. Such attacks could materially disrupt critical operations, disclose sensitive data, interfere with information services and driving assistance functions in Toyota’s vehicles, and/or give rise to legal claims or proceedings, liability or regulatory penalties under applicable laws, which could have an adverse effect on Toyota’s brand image and its financial condition and results of operations. Moreover, similar attacks on Toyota’s suppliers and business partners have had, and may in the future have, a similar negative impact on Toyota.

Toyota is exposed to risks associated with climate change, including the physical risks of climate change and risks from the transition to a lower-carbon economy.
Risks associated with climate change are subject to increasing societal, regulatory and political focus in Japan and globally. These risks include the physical risks of climate change and risks from the transition to a lower-carbon economy.
The physical risks of climate change include both acute, event-driven risks such as those relating to hurricanes, floods and tornadoes, as well as longer-term weather patterns and related effects, such as sustained higher temperatures, sea level rise, drought and increased wildfires. Despite Toyota’s contingency planning, large-scale disasters due to extreme weather conditions have in the past harmed, and may in the future again harm, Toyota’s employees or its facilities and other assets, as well as those of Toyota’s suppliers and other business partners, thereby adversely affecting Toyota’s production, sales or other operational capacities. Large-scale disasters may also adversely affect the financial condition of Toyota’s customers, and thereby demand for its products and services.
Transition risks are those attributable to regulatory, technological and market changes to address the mitigation of, or adaptation to, climate-related risks. For example, Toyota is subject to the risk of changes in customer demand for vehicles due to such factors as changes in laws, regulations and government policies relating to climate change, technological innovation to address climate change, and new entrants into the automobile industry that seek to capitalize on changing market dynamics. Changes in customer demand may pose ancillary risks and challenges, such as Toyota’s having to establish new, or enhance existing, supply networks in order to source the raw materials, parts and components necessary for it to manufacture the products then in demand at desired volumes and at competitive costs. Toyota may incur significant costs and expenses as a result of the materialization of such risks, or in its efforts to mitigate or adapt to such risks. Toyota’s inability to develop and offer products that meet customers’ preferences and demand in a timely manner could result in a lower market share and reduced sales volumes and margins, and may adversely affect Toyota’s financial condition and results of operations.
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
Toyota believes that its use of certain derivative financial instruments including foreign exchange forward contracts and interest rate swaps and increased localized production of its products have reduced, but not eliminated, the effects of interest rate and foreign currency exchange rate fluctuations. Nonetheless, a negative impact resulting from fluctuations in foreign currency exchange rates and changes in interest rates may adversely affect Toyota’s financial condition and results of operations. For a further discussion of currency and interest rate fluctuations and the use of derivative financial instruments, see “Operating and Financial Review and Prospects — Operating Results — Overview — Currency Fluctuations,” “Quantitative and Qualitative Disclosures About Market Risk,” and notes 19 and 20 to Toyota’s consolidated financial statements.
High prices of raw materials and strong pressure on Toyota’s suppliers could negatively impact Toyota’s profitability.
Increases in raw materials prices that Toyota and Toyota’s suppliers use in manufacturing their products or parts and components such as steel, precious metals, non-ferrous
alloys including aluminum, and plastic parts,

may lead to higher production costs for parts and components. This could, in turn, negatively impact Toyota’s future profitability because Toyota may not be able to pass all those costs on to its customers or require its suppliers to absorb such costs. For example, Toyota believes that increases in the prices of raw materials, as well as related logistics and other costs, had a significant negative impact on its results for fiscal 2022, and currently expects that they will have a greater negative impact on its results for fiscal 2023.
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
As an automotive manufacturer, Toyota may become subject to legal proceedings in respect of various issues, including issues relating to the topics discussed in “—The automotive industry is subject to various governmental regulations and actions,” as well as product liability and infringement of intellectual property. Toyota may also be subject to legal proceedings brought by its shareholders and governmental proceedings and investigations. Toyota is in fact currently subject to a number of pending legal proceedings and government investigations. A negative outcome in one or more of these pending legal proceedings could adversely affect Toyota’s reputation, brand image, financial condition and results of operations. For a further discussion of governmental regulations, see “Information on the Company — Business Overview — Governmental Regulation, Environmental and Safety Standards” and for legal proceedings, please see “Information on the Company — Business Overview — Legal Proceedings.”
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
ITEM 4. INFORMATION ON THE COMPANY
4.A HISTORY AND DEVELOPMENT OF THE COMPANY
Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code of Japan and continues to exist under the Companies Act of Japan (the “Companies Act”). Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly Toyoda Automatic Loom Works, Ltd.). Toyota became a separate company in August 1937. In 1982, the Toyota Motor Company and Toyota Motor Sales merged into one company, the Toyota Motor Corporation of today. As of March 31, 2022, Toyota operated through 559 consolidated subsidiaries (including structured entities) and 169 associates and joint ventures accounted for by the equity method.
See “— Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures between April 1, 2020 and March 31, 2022 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.
Toyota’s principal executive offices are located at 1
Toyota-cho,
Toyota City, Aichi Prefecture
471-8571,
Japan. Toyota’s telephone number in Japan is
+81-565-28-2121.
The SEC maintains a website (https://www.sec.gov/) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Toyota also maintains a website (https://global.toyota/en/) through which its annual reports on Form
20-F
and certain of its other SEC filings may be accessed. Information contained on or accessible through Toyota’s website is not part of this annual report on Form
20-F.
4.B BUSINESS OVERVIEW
Toyota primarily conducts business in the automotive industry. Toyota also conducts business in finance and other industries. Toyota sold 8,230 thousand vehicles in fiscal 2022 on a consolidated basis. Toyota had sales revenues of ¥31,379.5 billion and net income attributable to Toyota Motor Corporation of ¥2,874.6 billion in fiscal 2022.

Toyota’s business segments are automotive operations, financial services operations and all other operations. The following table sets forth Toyota’s sales to external customers in each of its business segments for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2020	2021	2022
Automotive	26,770,379	24,597,846	28,531,993
Financial Services	2,172,854	2,137,195	2,306,079
All Other	923,314	479,553	541,436
Toyota’s automotive operations include the design, manufacture, assembly and sale of passenger vehicles, minivans and commercial vehicles such as trucks and related parts and accessories. Toyota’s financial services business consists primarily of providing financing to dealers and their customers for the purchase or lease of Toyota vehicles. Toyota’s financial services business also provides mainly retail installment credit and leasing through the purchase of installment and lease contracts originated by Toyota dealers. Related to Toyota’s automotive operations, Toyota is working towards having all of its vehicles become connected vehicles, creating new value and reforming businesses by utilizing big data obtained from those connected vehicles, and establishing new mobility services. Toyota’s all other operations business segment includes the information technology related businesses including a web portal for automobile information called GAZOO.com.
Toyota sells its vehicles in approximately 200 countries and regions. Toyota’s primary markets for its automobiles are Japan, North America, Europe and Asia. The following table sets forth Toyota’s sales to external customers in each of its geographical markets for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2020	2021	2022
Japan	9,503,238	8,587,193	8,214,740
North America	10,419,869	9,325,950	10,897,946
Europe	3,133,227	2,968,289	3,692,214
Asia	4,785,489	4,555,897	5,778,115
Other*	2,024,724	1,777,266	2,796,493

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.
During fiscal 2022, 23.4% of Toyota’s automobile unit sales on a consolidated basis were in Japan, 29.1% were in North America, 12.4% were in Europe and 18.7% were in Asia. The remaining 16.4% of consolidated unit sales were in other markets.
The Worldwide Automotive Market
Toyota estimates that annual worldwide vehicle sales totaled approximately 83 million units in 2021.
Automobile sales are affected by a number of factors including:

•	social, political and economic conditions;

•	introduction of new vehicles and technologies;

•	costs incurred by customers to purchase and operate automobiles; and

•	the availability of parts and components that Toyota needs to manufacture its products.
These factors can cause consumer demand to vary substantially from year to year in different geographic markets and in individual categories of automobiles.

Global economic activity headed to recovery in fiscal 2022 underpinned by each country’s fiscal and monetary policies as well as the gradual relaxation of the strict restrictions due to
COVID-19.
The automobile market faced global production constraints due to a lack of supply of parts and components caused by the impact of
COVID-19,
and also the tightening of global supply of, and increasing demand for, semiconductors. However, there was steady demand in countries such as the U.S., China and Japan, resulting in a recovery compared to last year. In the short term, the impact of geopolitical tensions that arose since February 2022 spread worldwide in the form of price increases of products, making it even more difficult to foresee the future.
The United States has seen sustained economic activity due to progress made on vaccinations and the favorable employment and wage environment, and government economic policies have contributed to a continued recovery based on strong domestic demand. Monetary policy has now shifted toward interest rates increases in order to curb overheating inflation. In Europe, while progress has been made on vaccinations, there is once again an increasing number of
COVID-19
cases, which has led to restrictions on economic activity. Further, Europe has been the most affected by the geopolitical tensions that arose beginning in February 2022, which has blunted the momentum of recovery. While Japan has made rapid progress on vaccinations since the middle of 2021, in the midst of cool-downs and resurgences in the number of
COVID-19
cases, the economy has stagnated due to policies restricting economic activity, as well as reduced production activity caused by supply constraints. In China, despite government support, its
“zero-COVID”
policy to combat a resurgence of
COVID-19
cases has severely restricted economic activity since the beginning of 2022, leading to a sharp deceleration of the economy. While slower than developed countries, progress with vaccinations in emerging economies is gradually being made, and infection control measures are being eased, leading to a gradual recovery; however, some countries, including Brazil, have seen a slight decrease in consumption due to inflation taking hold.
Amid this environment, the automobile market slightly recovered overall in 2021 compared to the previous year when the market faced a sizable drop due to
COVID-19,
but it continues to be a more difficult year than usual.
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
In 2021, China, North America, Europe and Asia were the world’s largest automotive markets. In North America, new vehicle sales were approximately 17.86 million units, an increase from the previous year. In Europe, new vehicle sales also increased from the previous year at approximately 16.87 million units. In Asia (including India but excluding Japan and China), new vehicle unit sales also increased from the previous year to approximately 9.22 million units. The share of each market across the globe, which Toyota estimates based on the available automobile sales data in each country and region information, was 31% for China, 22% for North America (21% excluding Mexico and Puerto Rico), 20% for Europe and 11% for Asia. In China, new vehicle sales increased from the previous year to approximately 25.22 million units.
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
Toyota Philosophy
The automotive industry is experiencing a once-in-a-century transformation. We are now striving to transform ourselves into a mobility company. In an era which it is hard to predict the future, Toyota has reflected on the path it has taken thus far and has formulated the “Toyota Philosophy” as a roadmap for the future.
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

Toyota Production System (“TPS”)
TPS is imbued with the desire of Sakichi Toyoda, the founder of the Toyota family of companies, and Kiichiro Toyoda, the founder, “to make someone’s work easier.”
TPS was established based on two concepts:
Jidoka,
which can be loosely translated as “automation with a human touch,” — an idea of stopping equipment immediately when a problem occurs, in order to prevent defective products from being produced — and “
Just in Time
” (“JIT”), a concept based on the idea that “each process produces only what is needed for the next process in a continuous flow.” Based on the basic philosophies of jidoka
and JIT, through TPS, Toyota aims to efficiently and quickly produce vehicles of sound quality, one at a time, to fully satisfy customer requirements.
Toyota believes that improving upon TPS is essential to its future survival. Currently, TPS is being introduced into development departments and administrative departments. Toyota intends to apply TPS to its development departments so that it can be used not only to shorten development times and reduce costs, but also to develop our human resources, thus leading to the manufacturing of ever-better cars that customers will love.
Selected Initiatives
As the automotive industry faces a
once-in-a-century
transformational period and at a time when the right answers are elusive, we are committed to “Producing Happiness for All” together with our stakeholders, underpinned by the spirit of “For the Sake of Others” which we have maintained since our founding. We believe management practices that value what makes us Toyota will lead to sustained efforts to achieve the aims of the Sustainable Development Goals, formally adopted by the United Nations in September 2015 (the “SDGs”), to “build a better world” while ensuring that “no one will be left behind.”
We are accelerating our shift toward product-centered management under the “making ever-better cars” initiative, efforts to achieve carbon neutrality, and endeavors to develop essential technologies such as software and connected vehicles. The following details the areas in which we particularly wish to focus our efforts.
Product-centered Management
We have historically offered a wide range of vehicles aimed at meeting customer needs. One of the key aspects in our car making is sports cars, which serves as the front line for passing down the skills and knowledge that will be passed down as well as for human resource development. The roots of our motorsports activities can be traced back to the founder Kiichiro Toyoda’s words, “racing is indispensable to the development of Japan’s automobile manufacturing industry.” We have created sports cars that bring together the most cutting-edge technological prowess of the era, such as the “Publica Sports,” “Sports 800,” and “2000GT” in the 1960s, and the “Supra,” “MR2,” “Celica,” “Corolla Levin,” and “Sprinter Trueno” in the 1980s. We developed the “LFA” in the 2010s, which is the cornerstone of our vehicles today. The “GR Yaris” is our attempt to flip the approach of making race cars from mass-production cars by designing a race car from the ground up. From the initial stages of development, we reached out to professional drivers to have them drive the car for repeated cycles of evaluation and improvement. As a result, the car evolved into one that is fun to drive.
The other key aspect is long-selling products. Our long-selling cars have been beloved by customers as an integral part of their lives, and must continually evolve to meet the needs of the times. The “Vitz,” as it was known in Japan, was unified under the name Yaris, which had taken root overseas, and we expanded its lineup to include the “GR Yaris” and “Yaris Cross.” Similarly, the “Corolla” lineup saw the addition of the “Corolla Sport” and “Corolla Cross.” We will promote our strategy to build a lineup tailored to current needs while leveraging the brand strength of our long sellers.
In order to practice product-centered management, our president, President Toyoda has driven the transformation of Toyota since taking office, based on the three pillars to make ever-better cars: i) TNGA (Toyota New Global Architecture), which facilitates the realization of excellent performance in terms of fundamental car functions — moving, turning, and stopping, ii) a company whose people are always passionate about, and have a sense of responsibility with respect to, the full product lineup and each and every car, and iii) a master driver in top management who takes final responsibility for assessing whether the cars we put out will satisfy our customers. We will continue aiming to be the best company “in town” by creating better cars that bring smiles to customers’ faces.
Initiatives to Achieve Carbon Neutrality
In April 2021, Toyota announced that it would address global-scale challenges to achieve carbon neutrality by 2050. To achieve carbon neutrality, Toyota intends to continue implementing electrified vehicle strategies that contribute to reducing CO
2
emissions throughout the product life cycle while coordinating with national governments regarding energy policies, including renewable energy and charging infrastructure, and public policies, including purchasing grants, supplier support, and battery recycling systems.
Since launching the “Prius” — the world’s first mass-production hybrid electric vehicle (“HEV”) — in 1997, we have sold a cumulative total of over 20 million electrified vehicles worldwide, achieving a CO
2
emissions reduction of over 160 million tons according to our estimates.
To continue accelerating the realization of carbon neutrality, we will respond deftly to changes in customer demand trends by providing a diverse set of product options, taking into consideration region-specific electric power conditions. We are promoting our vehicle electrification strategy from all directions, including battery electric vehicles (“BEVs”), HEVs, plug-in
hybrid electric vehicles (“PHEVs”), and fuel cell electric vehicles (“FCEVs”). In December 2021, we announced our aim of developing 30 types of BEVs and achieving a full lineup in each segment globally by 2030 to achieve global sales of 3.5 million BEVs per year by 2030. We also announced that Toyota plans to invest, by 2030, a total of approximately 8 trillion yen in capital expenditures, research and development expenses and other investments relating to electrification. Of the planned 8 trillion yen, approximately 4 trillion yen is expected to relate to BEVs; of the approximately 4 trillion yen towards BEVs, approximately 2 trillion yen is planned to be related to batteries. Batteries are crucial components of electrified vehicles. To develop batteries that our customers can use with peace of mind, we focus on producing batteries that stand out for five factors and strike a balance among them: safety, long service life, high quality, quality at an affordable price, and outstanding performance. We will work on the integrated development of vehicles and batteries to reduce costs. We are also making use of our internal combustion engine technology. The hydrogen engine, which draws on many decades of tried and tested technology, has the potential of contributing to carbon neutrality. We are repeatedly assessing and improving the hydrogen engine-powered Corolla in a motorsports environment, where development takes place on a much shorter timeline than it does for mass-produced automobiles. In addition to developing vehicles, we need to expand options for creating, distributing, and using energy. Through participation in the Super Taikyu Series, we are taking on this challenge together with many comrades gained in and outside of the auto industry with the will and passion for collaboration.
In the production field, we announced that we aim to achieve carbon neutrality at our global plants by 2035. We are promoting the reduction of CO
2
emissions through the introduction of renewable energy and hydrogen at plants in addition to comprehensive energy conservation.
For a further discussion of Toyota’s initiatives, see “Automotive Operations — BEV Strategies,” “Automotive Operations — The Development and Supply of Batteries” and “Automotive Operations — Hydrogen Engine.”
Software and Connected Initiatives
In an era defined by “CASE,” an acronym for Connected, Autonomous / Automated, Shared, and Electric, automobile manufacturing requires technological development in new fields such as electrification, automated driving, and connectivity. We aim to provide new value through novel experiences and by bringing excitement to customers through the mobility of “people,” “goods,” and “things” as cars become more linked to information. We believe that the vehicle development platform “Arene,” which is currently in development at Woven Alpha,

Inc., a subsidiary of Toyota, will dramatically transform the development of software for vehicles. By enabling the independent development of software apart from hardware, Arene leverages the strengths of hardware cultivated by Toyota to achieve the development of safe, high-quality, and advanced software. Furthermore, application development on Arene is also made easier, enabling users to program applications more efficiently.
The proportion of a car’s value attributable to software is growing. By developing internally the portions central to Toyota’s future to enhance our competitiveness, we will collaborate with our partner companies to accelerate the speed of mass production. Connected cars and connected technologies will be applied to a variety of areas, and that which is to be connected will expand to include people, cars, communities, and society.
For a further discussion of this initiative, see “Automotive Operations — Software and Connected Initiatives.”
Commercial Sector Initiatives
CASE technologies can only contribute to society once they become widespread. Commercial vehicles can play important roles in CASE technology dissemination, as they travel long distances for extended periods of time to support the economy and society and can be easily linked with infrastructure development. In April 2021, Toyota, Isuzu Motors Limited (“Isuzu”) and Hino Motors, Ltd. (“Hino”) established Commercial Japan Partnership Technologies (“CJPT”) with the aim to accelerate the implementation and adoption of CASE technologies and services and thereby help address social issues and contribute to the realization of carbon neutrality. In July 2021, Suzuki Motor Corporation (“Suzuki”) and Daihatsu Motor Co., Ltd. (“Daihatsu”) announced that they had joined CJPT. CJPT plans to realize its aims by combining the commercial vehicle foundations cultivated by Isuzu and Hino and the strengths of Suzuki and Daihatsu in high-quality, low-cost
manufacturing with Toyota’s CASE technologies. CJPT is currently 60% owned by Toyota, with Isuzu, Hino, Suzuki and Daihatsu each owning 10%. CJPT will link each company’s connected technology platforms to build a more comprehensive platform for commercial vehicles and leverage TPS to realize JIT logistics and increase transport efficiency, thereby helping to reduce CO
2
emissions.
For a further discussion of this initiative, see “Automotive Operations — Commercial Sector Initiatives.”
Woven City
“Woven City” is a human-centered city where we aim to continuously produce new value and business models by utilizing the mobility of “information,” “goods,” and “people” to support daily life, by rapidly implementing development and demonstration cycles of technologies and services. By using digital twins, which involve reproductions of future products and technologies in a digital space for advancing development in both real and digital forms, we are simultaneously testing a variety of options virtually before building the real versions. Woven City will be a constantly improving, ever-evolving city rooted in Toyota’s kaizen approach — thinking that there is always a better way. We will work with our partners in this quest to increase the significance and value of mobility, which is not only about moving people and goods but also about moving hearts.
For a further discussion of this initiative, see “Automotive Operations — Woven City.”
Dialogue with Employees and Human Resource Development
At Toyota, management and labor unions work hand in hand to develop the economy through the automobile industry. At talks held in March 2022, we deepened our mutual understanding on topics including how our production will address the semiconductor shortage, the reality facing our suppliers as they work to achieve carbon neutrality, and concerns over having all members actively participate in diversifying workplaces, using a forum akin to a management meeting but with full participation. To survive and thrive through these uncertain times as we head into uncharted territory, we are taking action amid a rapidly changing management environment based on the belief that there is a world of difference between where we might end up simply by letting things run their course for the next decade and how that same future might look if we continue striving to make things better.
To enhance the overall potential of our workforce, we strive to develop human resources equipped with both the ability to act, which is the driving force of our business, and compassion, or the ability to make efforts for others, such as customers and teammates, and to learn respectfully from others and keep improving. We believe we can learn a lot from athletes who lead disciplined lifestyles focused on reaching their maximum potential in the instant it matters, as well as their commitment to serving others through contribution to their own team and training the next generation.
The Toyota group will keep moving forward steadily together with the 5.5 million people working in the automotive industry in Japan, as well as various stakeholders around the world, in order to become a mobility company. We sincerely hope that our shareholders will continue to extend their patronage and support to us.
On July 20, 2021, Toyota and TOYOTA Mobility Tokyo Inc. (“TMT”), a wholly owned subsidiary, announced that, during certain inspections of automobiles performed as part of legally required maintenance at a Lexus dealership in Tokyo, inspection results had been falsified to meet the standards and some of the required inspections had been omitted. Furthermore, upon carrying out an investigation of all 4,852 dealerships, including independent dealerships, selling Toyota and Lexus brand vehicles, across Japan, it was discovered that such misconduct had been performed at multiple locations. There are various issues underlying these incidents, including staff shortages, inadequate facilities, misguided attitudes toward the Japanese system of regular, legally required inspections of automobiles, and an unforthcoming corporate culture. Toyota believes one of the root causes of the misconduct is that it failed to have a full grasp of the actual conditions at dealership worksites and their requests.
Toyota and all of its dealerships are taking the series of incidents extremely seriously and placing a high priority on properly carrying out certain inspections of automobiles performed as part of legally required maintenance operations. We will make concerted efforts to regain the trust of customers and to prevent recurrence.
Furthermore, on March 4, 2022, Hino Motors, Ltd., a publicly traded Japanese company that produces and sells commercial trucks and buses, and of which Toyota owns 50.18% of the voting interests as of March 31, 2022, announced that it has identified past misconduct in relation to its applications for certification concerning the emissions and the fuel economy performance of certain of its engines for the Japanese market. See also “— Legal Proceedings.” Hino announced on March 11, 2022 that it established a Special Investigation Committee commissioned with developing a clearer understanding of the matter and analyzing the root causes. Hino has stated that the Committee will propose remedial measures concerning engine development processes and best practice at Hino. Hino has announced that it will fully cooperate with the investigation to be conducted by the Special Investigation Committee, and expressed its commitment to taking effective remedial measures.
The Toyota group believes compliance is the foundation of management. We will work tirelessly to earn the trust of customers and to prevent recurrence.
Automotive Operations
Toyota’s sales revenues from its automotive operations were ¥28,605.7 billion in fiscal 2022, ¥24,651.5 billion in fiscal 2021, and ¥26,799.7 billion in fiscal 2020.
Toyota produces and sells passenger vehicles, minivans and commercial vehicles such as trucks. Toyota Motor Corporation’s subsidiary, Daihatsu, produces and sells mini-vehicles and compact cars. Hino, also a subsidiary of Toyota Motor Corporation, produces and sells commercial vehicles such as trucks and buses. Toyota also manufactures automotive parts, components and accessories for its own use and for sale to others.

Vehicle Models and Product Development
Toyota’s vehicles (produced by Toyota, Daihatsu and Hino) can be classified largely into electrified vehicles and conventional engine vehicles. Toyota’s product line-up
includes subcompact and compact cars, mini-vehicles,
mid-size,
luxury, sports and specialty cars, recreational and sport-utility vehicles, pickup trucks, minivans, trucks and buses. Toyota’s luxury cars are sold in North America, Europe, Japan and other regions, primarily under the Lexus brand name.
In fiscal 2020, Toyota introduced a new Yaris model developed with the aim of creating a car with high-quality ride comfort and the latest safety and security technologies, while taking advantage of the nimble handling of a compact car. In addition, we commenced sales of the Raize, which caters to the desires of customers who want to drive an SUV and load their cars with a lot of luggage, but also have a car that is compact and easy to drive. In addition, we launched the new Highlander, a mid-size
SUV suitable for city driving and multi-passenger use, gradually in overseas markets starting with the U.S. In the Lexus brand, we premiered in China the UX 300e, which pursues refined, pure, exhilarating performance and excellent quietness unique to Lexus EVs, while maintaining the distinctive design, high convenience and ease of handling of the Lexus UX compact crossover. We also unveiled the GR Yaris – a sports car imbued with the knowledge and know-how
to make it an FIA World Rally Championship winner – at the Tokyo Auto Salon 2020.
In fiscal 2021, despite the suspension of operations at factories and the suspension of business at dealers due to the impact of
COVID-19,
Toyota launched various new models as planned. The new Harrier, an SUV for the new era, was designed to resonate with the heart of the driver, with a focus on sensory quality from the first moment of seeing, riding and driving off in it, rather than relying on utility or numerical performance. The new Mirai featured a design that appeals to the senses, a distinctive driving experience, industry-leading innovation, and cruising range that gives peace of mind as its concept, while generating zero emissions, and will serve as a new departure point for creating a hydrogen-based society of the future. In the Lexus brand, we launched the UX 300e, which offers the high-quality driving performance and excellent quietness unique to Lexus BEVs, the high reliability and convenience of the electrification technology cultivated in the manufacture of hybrid models, and the distinctive design and high functionality of the Lexus UX. GR Yaris is the first Toyota vehicle developed with the reversed concept of turning a motorsports car into a production car. The car was evaluated by Master Driver Morizo (the racing driver name for Akio Toyoda) and non-Toyota
professional drivers from the early stages of development, and even after it was unveiled at the Tokyo Auto Salon 2020, it underwent repeated cycles of evaluation and improvement at the circuit before it was finally launched. As a result of our efforts to further streamline costs following the Lehman Brothers bankruptcy and the “ever better cars manufacturing” initiative, the compact car, Yaris, won the Car of the Year in Europe, a place where people have continued to have strong passion for cars in its long automotive history. The award recognized Yaris’s fun-to-drive
features and fuel efficiency as a HEV.
In fiscal 2022, Toyota launched the first-ever SUV Corolla model, Corolla Cross. Since the launch of the first-generation in 1966, the Corolla series has continued to evolve and embrace new challenges and has sold more than 50 million units worldwide. The Noah and Voxy, cars supported and loved by many customers, including families among others, were completely redesigned as minivans with the further increased ease of use and enhanced advanced fixtures. In pursuit of a suite of features designed to enable customers to drive their vehicles every day with joy, safety, peace of mind, and comfort, while also realizing superior environmental performance, Toyota launched the HEV Aqua, which is the world’s first vehicle to use a high-output bipolar nickel-hydrogen battery as an electric drive battery. With elevated levels of driving performance, design, and advanced technology, the all-new
NX, which is the first model to introduce the next generation of Lexus, accelerates the proliferation of electrified models by being Lexus’ first-ever PHEV also offered as a HEV. In addition, the new Toyota bZ series of BEVs that are easy to use and highly appealing, and the introduction of this series is a part of Toyota’s efforts to reduce CO
2
emissions. Toyota launched the bZ4X, the first of the bZ series, which offers, in addition to a comfortable cabin, a new lifestyle and the opportunity to spend precious time with family and friends as well as the BEV’s unique joy of driving. For motorsports cars, Toyota developed the

GRMN Yaris as “embodiments of making ever-better motorsports-bred cars.” Toyota will further evolve its concept of “making ever-better cars” to meet customers’ needs in countries and regions worldwide.
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

	Year Ended March 31,
	2020		2021		2022
Market	Units	%	Units	%	Units	%
Japan	2,239,549	25.0%	2,125,121	27.8%	1,924,185	23.4%
North America	2,713,165	30.3	2,312,799	30.3	2,393,912	29.1
Europe	1,029,249	11.5	959,363	12.5	1,017,099	12.4
Asia	1,600,341	17.9	1,222,073	16.0	1,542,918	18.7
Other*	1,372,392	15.3	1,026,749	13.4	1,352,311	16.4

Total	8,954,696	100.0%	7,646,105	100.0%	8,230,425	100.0%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.
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

	Thousands of Units
	Year Ended March 31,
	2020	2021	2022
Japan :
Total market sales (excluding mini-vehicles)	3,185	2,901	2,664
Toyota sales (retail basis, excluding mini-vehicles)	1,553	1,505	1,361
Toyota market share	48.8%	51.9%	51.1%

	Thousands of Units
	Year Ended December 31,
	2019	2020	2021
North America :
Total market sales	20,379	17,157	17,861
Toyota sales (retail basis)	2,757	2,408	2,681
Toyota market share	13.5%	14.0%	15.0%

Europe :
Total market sales	20,751	16,638	16,870
Toyota sales (retail basis)	1,089	993	1,076
Toyota market share	5.3%	6.0%	6.4%

Asia (excluding China) :
Total market sales	9,726	8,181	9,224
Toyota sales (retail basis)	1,347	969	1,189
Toyota market share	13.8%	11.8%	12.9%

Japan
Japan is one of the leading countries with respect to technological advancements and improvements in the automotive industry and will continue to demonstrate such strength. Toyota strives to earn customer satisfaction by introducing products distinctive of Japan’s manufacturing ability such as value-added products including Lexus models, FCEVs, PHEVs and HEVs, vehicles with three-seat rows and mini-vehicles. Toyota’s consolidated vehicle sales in Japan in fiscal 2022 was 1,924 thousand units, 90.5% of that of the previous fiscal year. Toyota endeavors to secure and maintain its significant share of and position atop, the Japanese market. Toyota held a domestic market share (excluding mini-vehicles) on a retail basis of 48.8% in fiscal 2020, 51.9% in fiscal 2021 and 51.1% in fiscal 2022.
Although Toyota’s principle is to conduct production in regions where it enjoys true competitiveness, it considers Japan to be the source of its good manufacturing practices. Having 16 production sites in Japan, Toyota supports its operations worldwide through measures such as the development of new technologies and products, low-volume
vehicles to complement local production, production of global vehicle models which straddle multiple regions and supporting overseas factories.
North America
The North American region is one of Toyota’s most significant markets. In the region, Toyota has in recent years reorganized its production structure and made improvements to its product lineup.
In the North American region, Toyota has a wide product lineup in every segment (excluding large trucks and buses). Toyota sold 2,394 thousand vehicles in the region on a consolidated basis in fiscal 2022, representing approximately 29% of Toyota’s total unit sales on a consolidated basis. The United States, in particular, is the largest market in the North American region, accounting for 87% of Toyota’s retail sales in the region. Sales figures for fiscal 2022 were 103.5% of that of the prior fiscal year.
Toyota’s North American production capacities include the production of vehicle models such as the RAV4, Camry, Tacoma and Highlander through 13 manufacturing entities.
In November 2021, Toyota created Toyota Battery Manufacturing, North Carolina (“TBMNC”) as the first plant to produce automotive batteries for Toyota in North America. When it comes online in 2025, it is expected that TBMNC will have four production lines, each capable of delivering enough lithium-ion
batteries for 200,000 vehicles — with the intention to expand to at least six production lines for a combined total of up to 1.2 million vehicles per year.
Toyota has five research and development centers in North America. As for vehicle development, the Toyota Technical Center spearheads the design, planning, and evaluation of vehicles and parts as to their ability to meet customer needs.
Europe
Toyota’s principal European markets are Germany, France, the United Kingdom, Italy, Spain and Russia. In the European markets, as a full-lineup car manufacturer, Toyota aims to increase its global vehicle sales with a focus on electrified vehicles (HEVs, PHEVs, FCEVs and BEVs) that suit the needs of customers and the circumstances of each region. Toyota sold 1,017 thousand vehicles on a consolidated basis in the region in fiscal 2022, 106.0% of that of the prior fiscal year.
In terms of production, to strengthen its business setup so that it is less likely to be affected by exchange rates, Toyota produces models such as the Corolla, Yaris and
C-HR
locally through seven entities in Europe. In addition, Toyota is actively promoting production and sales measures that meet local demand by strengthening its value chain including used car dealerships, after-sales services and finance and insurance services.

Asia
Toyota’s principal Asian markets are Thailand, India, Indonesia and Taiwan. Toyota sold 1,543 thousand vehicles on a consolidated basis in the region in fiscal 2022 (including China), 126.3% of that of the prior fiscal year.
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
In terms of production, Toyota manufactures models such as the Hilux, Hiace, Corolla, Camry and Vios through 16 entities. Toyota’s plants in Thailand, not only to meet domestic demand but also to serve as a production base for locations inside and outside of the ASEAN region.
China
Toyota has been conducting operations in China in large part through joint ventures, and its success in producing products that meet local demands and in establishing its sales and service network has significantly contributed to Toyota’s profits. Based on the firm business foundation that it has established, Toyota is conducting its operations with the aim of promoting further growth and increasing profitability through further development of its sales and service network and expansion of its product lineup.
In terms of production, Toyota has been conducting a significant portion of its China business, including in relation to the production and sales of vehicles, through joint ventures. Toyota has two major joint venture partners in China, namely, China FAW Group Corporation and Guangzhou Automobile Group Co., Ltd. The joint venture with China FAW Group manufactures models such as the Corolla, Vios and RAV4, and the joint venture with Guangzhou Automobile Group Co., Ltd. manufactures models such as the Camry, Yaris and Highlander.
Total vehicle sales in the Chinese market were 25.17 million vehicles in 2021, approximately the same as the 25.21 million vehicles in 2020. In this market, Toyota’s sales in 2021 were 1.94 million vehicles, 107.8% of that of the previous year. In the domestically produced passenger vehicle market in mainland China (20.78 million vehicles), Toyota had a market share of 9.3%. Toyota has been expanding the distribution network for locally produced vehicles in cooperation with China FAW Group and Guangzhou Automobile Group under the names Tianjin FAW Toyota Motor Co., Ltd. and Guanqi Toyota Motor Co., Ltd., respectively, and for imported vehicles, Toyota has also been expanding primarily the Lexus brand sales network. Toyota plans to further increase sales by expanding the number of dealers and its product lineup. In addition, as the market in China develops and becomes more sophisticated, Toyota plans to promote so-called
“Value Chain” businesses, such as used car sales, services, financing and insurance, so as to contribute to the development of a mobility society.
South and Central America, Oceania, Africa and the Middle East
Toyota’s consolidated vehicle sales in South and Central America, Oceania, Africa and the Middle East (collectively, the “Four Regions”) in fiscal 2022 were 1,352 thousand units, 131.7% of that of the prior fiscal year. Toyota’s principal markets in the Four Regions are Brazil and Argentina in South and Central America, Australia in Oceania, South Africa in Africa and Saudi Arabia in the Middle East. The core models in the Four Regions are global models such as the Corolla, IMV (the Hilux) and Camry.

Toyota has seven production bases in the Four Regions. In these regions, which are expected to become increasingly important to Toyota’s business strategy, Toyota aims to continue developing new products which meet the specific demands of each region, increasing production and promoting sales.
Production
Toyota and its affiliated companies produce automobiles and related components through more than 50 overseas manufacturing organizations in 27 countries and regions aside from Japan. Facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Czech Republic, Russia, Poland, Thailand, China, Taiwan, India, Indonesia, South Africa, Argentina and Brazil. See “Information on the Company — Property, Plants and Equipment” for a description of Toyota’s principal production facilities.
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
The following table shows Toyota’s worldwide vehicle unit production by geographic market for the periods shown. These production figures do not include vehicles produced by Toyota’s unconsolidated affiliated companies. The sales unit information elsewhere in this annual report includes sales of vehicle units produced by these affiliated companies. Vehicle units produced by Daihatsu and Hino are included in the vehicle unit production figures set forth below.

	Year Ended March 31,
	2020	2021	2022
Japan	4,413,162	3,948,385	3,738,321
North America	1,807,289	1,641,830	1,751,915
Europe	674,125	641,830	706,732
Asia	1,521,551	1,014,968	1,498,557
Other*	403,495	305,883	462,698

Total	8,819,622	7,552,896	8,158,223

*	“Other” consists of Central and South America and Africa.
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
Distribution
Toyota’s automotive sales distribution network is the largest in Japan. As of March 31, 2022, this network consisted of 256 dealers employing approximately 110 thousand personnel and operating approximately 4.6 thousand sales and service outlets. TOYOTA Mobility Tokyo Inc. is the only dealer owned by Toyota and the rest are independent.

Toyota believes that this extensive sales network of independent local interests has been an important factor in its success in the Japanese market. A large number of the cars sold in Japan are purchased from salespersons who visit customers in their homes or offices. In recent years, however, the traditional method of sales through home visits is being replaced by showroom sales, and the percentage of automobile purchases through showrooms has been gradually increasing. Toyota expects this trend to continue even after the
COVID-19
related crisis, and accordingly is working to improve its sales activities such as customer reception and meticulous service at showrooms, as well as online sales, to increase customer satisfaction.
Sales of Toyota vehicles in Japan had been conducted through four sales channels until April 2020, but from May 2020 shifted to a framework where all of its Japanese-market vehicle models are made available through all sales outlets in Japan. In addition, Toyota introduced the Lexus brand to the Japanese market in August 2005, and currently distributes the Lexus brand vehicles through a network of 181 new-vehicle
sales outlets dedicated to the Lexus brand in order to enhance its competitiveness in the domestic luxury automotive market. The following table provides information on the dealer network as of March 31, 2022.

Dealers
Channel	Toyota Owned	Independent	Outlets
Toyota brand	1 company	255 companies	4,482 outlets
Lexus brand	22 outlets	159 outlets	181 outlets
Outside Japan, Toyota vehicles are sold through approximately 168 distributors in approximately 204 countries and regions. Through these distributors, Toyota maintains networks of dealers. The chart below shows the number of Toyota distributors as of March 31, 2022 by country and region:

Country/Region	Number of Countries	Number of Distributors
North America	3	5
Europe	53	29
China	1	4
Asia (excluding China)	19	13
Oceania	17	15
Middle East	16	14
Africa.	56	48
Central and South America	39	40
BEV Strategies
On December 14, 2021, Toyota held a briefing on its BEV strategy where it announced that it would be boosting its plans for BEV sales in 2030 from 2 million to 3.5 million units, and that Lexus was aiming for BEVs to account for 100 percent of its sales in Europe, North America, and China by the same year, followed by BEVs accounting for 100 percent of its sales globally starting in 2035.
Toyota believes that achieving carbon neutrality means realizing a world in which all people living on this planet continue to live happily. We want to help realize such a world. This has been and will continue to be Toyota’s wish and our mission as a global company. For that challenge, we need to reduce CO
2
emissions as much as possible, as soon as possible.
Energy plays a critical role in achieving carbon neutrality. At present, the energy situation varies greatly from region to region. That is exactly why Toyota is committed to providing a diversified range of carbon-neutral options to meet whatever the needs and situations might be in every country and region. In this diversified and uncharted era, it is important to flexibly change the type and quantity of products produced while keeping an eye on market trends. We believe that the reduction in lead times and high-mix,
low-volume
production methods that we have cultivated through the TPS, along with the steady efforts of Japanese manufacturing, will enable us to be competitive going forward.

In terms of vehicle production, we believe that all electrified vehicles can be divided into two categories, depending on the energy that they use. One category is that of “carbon-reducing vehicles.” If the energy that powers vehicles is not clean, the use of an electrified vehicle, no matter what type it might be, would not result in zero CO
2
emissions. The other category is that of “carbon-neutral vehicles.” Vehicles in this category run on clean energy and achieve zero CO
2
emissions in the whole process of their use. We at Toyota will strive to realize such vehicles.
The Toyota brand now offers more than 100 models of engine-only vehicles, HEVs, PHEVs, and FCEVs in more than 170 countries and regions. The Lexus brand has introduced more than 30 models of engine-only vehicles, HEVs, and PHEVs in more than 90 countries and regions. Furthermore, we plan to expand the options for carbon neutral vehicles by offering a full lineup of BEVs. Specifically, we plan to roll out 30 BEV models by 2030, offering a full lineup of BEVs globally in both the passenger and commercial vehicle segments.
The Development and Supply of Batteries
While promoting a full lineup of electrified vehicles, we have also been developing and manufacturing a full lineup of batteries. These development efforts are organized by type of electrified vehicle. For HEVs, our focus is on power output, or in other words, instantaneous power, while, when it comes to PHEVs and BEVs, our focus is on capacity or what can be called “endurance.”
In the area of batteries, Toyota has continued to research, develop, and produce batteries in-house
for many years. In 1996, we established what is today Prime Earth EV Energy Co., Ltd. While refining our technologies related to nickel-metal hydride batteries, we started accelerating the development of lithium-ion
batteries in 2003. Furthermore, since establishing our Battery Research Division in 2008, we have been advancing research on solid-state batteries and other next-generation batteries. In 2020, we established Prime Planet Energy & Solutions, Inc. to accelerate integrated efforts in the battery business. Over the past 26 years, Toyota has made nearly 1 trillion yen in capital expenditures, research and development expenses and other investments to produce more than 20 million batteries. We believe that our accumulated experience is an asset that gives us a competitive edge. Going forward, we intend to make a total of 2 trillion yen in new capital expenditures, research and development expenses and other investments relating to batteries, with the aim of realizing even more-advanced, high-quality, and affordable batteries.
As for batteries for HEVs, we have been continuously upgrading nickel-metal hydride batteries and lithium-ion
batteries, taking advantage of their respective characteristics. In particular, we took on the challenge of developing a bipolar structure in the course of creating a nickel-metal hydride battery to be installed in the Aqua, which underwent a full-scale redesign completed in July 2021, and have become the first in the world to commercialize a battery of this kind as an onboard battery for driving. Compared to the batteries used in the previous generation of the Aqua, the output density has been doubled, giving the car a powerful acceleration sensation. We are currently engaged in development aimed at creating more-advanced lithium-ion
batteries by the second half of the 2020s.
To develop batteries that our customers can use with peace of mind, we focus on producing batteries that balances five factors, which stand out for their “safety,” have “long service life,” boast “high-level quality,” and are “good yet affordable” as well as capable of “outstanding performance.” For example, a longer service life affects a vehicle’s residual value. In terms of cruising range, high energy density and high-level performance are also necessary. On the other hand, over-emphasis on a fast charging speed may increase the danger of overheating or even fire and thus decrease battery safety. This concept has remained unchanged since batteries were installed in the first-generation Prius, and it applied to all the batteries in all of our electrified vehicles. Although Toyota is committed to balancing the five factors, too much emphasis on one could be detrimental to the others. That is why we believe that the integrated development of batteries and vehicles is essential. How batteries are used depends on how the vehicles in which they are installed are used. For example, the environments in which vehicles are operated differ according to each vehicle’s mode of use — for example, if it is being used as a taxi or for commuting — as well as geographic location, and these factors will affect such conditions as charging frequency and battery temperature. Accordingly, we carry out mock driving tests that assume a diverse range of vehicle usage in order to obtain data on actual usage environments and provide feedback to inform the evaluation and design of batteries. To determine the balancing point of the five factors discussed above, it is necessary to obtain driving data that includes driving conditions and usage environments, find out what the conditions would be like if batteries were used instead, and repeatedly verify what is happening inside the batteries. Such steady and earnest efforts for both batteries and vehicles are the secret behind Toyota’s advantages.
To popularize BEVs, we strive to reduce costs via the integrated development of vehicles and batteries to provide BEVs at a reasonable price. To start with, we aim to reduce the costs of batteries themselves by 30% or more by developing materials and structures. Then, for the vehicle, we aim to improve power consumption, which is an indicator of the amount of electricity used per unit of distance, by 30%, starting with the Toyota bZ4X. Improved power efficiency leads to reduced requirements for battery capacity, which will result in a cost reduction. Through this integrated development of vehicles and batteries, we aim to reduce the battery cost per vehicle by 50% compared to the Toyota bZ4X in the second half of the 2020s.
In the near future, the energy density of conventional
lithium-ion
batteries per unit of weight is expected to see its peak. Accordingly, vigorous efforts are now under way to develop next-generation lithium-ion
batteries, aiming to achieve longer service life, greater energy density, more compact size, and lower costs. At Toyota, we push ahead with the development of such batteries by employing the following three approaches. For liquid batteries, which use liquid electrolyte, we are taking on the challenge of realizing “material evolution” and “structural innovation.” At the same time, we are aiming to commercialize all-solid-state
batteries that employ solid electrolyte instead of liquid electrolyte. As such, our wide-ranging development efforts are aimed at creating three types of batteries, and by the second half of the 2020s, we hope to improve the characteristics of each type so that we can provide batteries that can be used with peace of mind. With regard to all-solid-state
batteries, we promote development aimed at achieving higher output, longer cruising range, and shorter charging times. In June 2020, we built a vehicle equipped with all-solid-state
batteries and conducted test runs on a test course to obtain driving data. Based on that data, we continued to make improvements, and in August 2020, we obtained license plate registration for vehicles equipped with all-solid-state
batteries and conducted test drives. In the course of the development process, we discovered that the fast movement of ions within all-solid-state
batteries could possibly enable them to achieve higher output. On the other hand, it was revealed that these batteries tend to deteriorate faster due to the formation of gaps within the solid electrolyte, posing an issue of shorter service life. Therefore, we need to continue development, mainly of solid electrolyte materials. We plan to start the introduction of all-solid-state
batteries with those for HEVs as these vehicles require high output. We have also accumulated a wealth of know-how
regarding HEVs. We intend to release these batteries to the market promptly in order to gain customer feedback and continue to improve them.
With the rapid expansion of EV usage, we are working to build a flexible system that can stably supply the required volume of batteries at the required time while meeting the needs of various customers in each region around the world. To this end, we intend to establish needed technologies by conducting a certain amount of in-house
production in the pursuit of our battery development concept of achieving batteries that can be used with peace of mind. We will then cooperate and collaborate with partners who understand and will put into practice our concept. We will also proceed with discussions with new partners in some regions. Our approach to production can be described as “starting up using small basic units.” This approach draws on lessons learned from the global financial crisis. It is difficult to notice latent risks when production is growing. Because of this, we have to take a risk-controlled approach to growth based on Toyota’s philosophy of “making only what is needed, when it is needed, and only in the amount needed.” For example, the production of all-solid-state
batteries will start with batteries for HEVs, which we have been developing for years and that require a small battery volume, rather than building a massive production line for batteries for BEVs, which require a larger volume of batteries. This will not only enable us to accelerate the release of the products but also position us to better focus on improving manufacturing technologies. Moreover, Toyota’s strategy of “starting up using small basic units” is also meant to enable the company to swiftly respond to changes arising from the arrival of a new technology, which often occurs in the course of a product cycle when the manufacturing costs for the old model come down and stabilize.
In the field of FCEVs, we released the completely redesigned Mirai in December 2020. Premised on the use of an FCEV system, the development of the second generation Mirai was promoted to deliver a futuristic premium car that will be genuinely appreciated and sought after by our customers. Specifically, we strove to deliver a vehicle that can win drivers’ hearts during and after driving, if not from the moment when they first catch sight of it. Moreover, Toyota aims to become a fuel cell (“FC”) system supplier supporting the realization of a hydrogen-powered society. In line with this aim, we provide a variety of business operators with a compact FC system module package that we have developed. This package consists of FC stacks for the second-generation Mirai, which boast higher performance, as well as air supply, hydrogen supply, cooling, power control and other FC system-related parts. In North America, we have unveiled a new prototype for an FC commercial heavy-duty truck that uses the second-generation FC system installed on the new Mirai. This truck boasts considerably improved performance, including more powerful acceleration and flexible driving response. Furthermore, having attained a maximum loaded weight of 80,000 pounds (approximately 36 tons) and cruising range of 300 miles (more than 480 kilometers), the truck is designed to accommodate a range of commercial truck needs. We intend to conduct the verification testing of this new FC truck in actual cargo transport operations.
Hydrogen Engine
Toyota Motor Corporation announced in April 2021 that it is working on the technological development of a hydrogen engine. While FCEVs are driven by electric motors powered using electricity generated by a chemical reaction between hydrogen and airborne oxygen, vehicles powered by hydrogen engines get their power by directly burning hydrogen as fuel in a modified conventional gasoline engine setup. The fuel is
100-percent
pure hydrogen, unmixed with gasoline. As no fossil fuels are burned, except for the combustion of minute amounts of engine oil during driving, hydrogen engine vehicles emit nearly no CO
2
when in operation. To realize carbon neutrality, it will be important to increase people’s options without losing sight of the goal. We believe that hydrogen engine technology, which draws on many decades of tried and tested internal combustion engine technology, has the potential to contribute significantly to carbon neutrality; it is also one option for safeguarding engine-related employment in Japan’s automobile industry.
At the end of 2020, Master Driver Morizo (President Akio Toyoda, using his race driver name) swiftly came to a decision: he would enter the 2021 Super Taikyu Series race driving a prototype hydrogen engine vehicle, and thereby develop the vehicle on the front line of motorsports. Development in motorsports takes place on a much shorter timeline than it does for mass-produced automobiles. It is also more flexible. To realize carbon neutrality, we determined that motorsports is the most appropriate venue for developing hydrogen engines. To realize carbon neutrality, we need to expand options for creating, distributing, and using energy, and cooperation with a wide range of companies will be indispensable. Through developing the hydrogen engine at the 2021 Super Taikyu Series, we gained many friends with the requisite will and passion for such collaboration.
In cooperation with Kawasaki Heavy Industries, SUBARU CORPORATION (“SUBARU”), Mazda Motor Corporation (“Mazda”), and Yamaha Motor Company (“Yamaha”), we announced that we would try to (1) enter races using carbon-neutral engines (Mazda using next-generation biofuels and SUBARU and Toyota taking on the challenge of racing in the Super Taikyu Series 2022 using biomass-derived synthetic fuel) and (2) consider using hydrogen engines for two-wheeled
vehicles (Kawasaki Heavy Industries and Yamaha initiating consideration of the possibility of joint research). In this way, we believe that the automobile industry will become a pacesetter promoting initiatives that play to industry strengths while aiming for the realization of a carbon-neutral society. Through this such intentional application of passion and action, the future vision for the next 10 to 20 years will evolve. With courage and determination, we can shape this future vision and continue to take on challenges and go beyond the industry borders going forward.

Software and Connected Initiatives
Amid this era identified by CASE, automobile manufacturing requires technological development in such new fields as “electrification,” “automated driving,” and “connectivity.” Among these fields, software is becoming an important factor in determining product appeal. Today’s cars are equipped with more than 50 electronic control units, or ECUs, and use as many as 1,000 chips. Furthermore, society has entered the age of the internet of things, and things being connected has become the norm. Cars are also equipped with communication devices, further advancing their electronification, and the volume of software (lines of code) used in cars is thus growing ever larger. Facing this major transformation in the automobile industry, Toyota is paying particular attention to how cellular phones have changed over time. As the shoulder phone evolved into the feature phone and then into the smartphone, the phone, which had become commoditized, became linked with information, creating new value through new experiences and quickly spread around the world. This change was supported by software and connected technologies. Due to the CASE revolution, cars are becoming more deeply connected to communities and people’s lives through information, becoming a more integral part of social systems. At the same time, Toyota will aim to have cars be more linked to information, and through the movement of people, goods, and things, provide new value through new experiences and by bringing excitement to customers.
When it comes to the manufacturing of cars, Toyota has a basic stance that has been handed down internally over the years: we stick to our principles and internalize important elements by attempting to first achieve them on our own. We also continue to introduce improvements on the front lines to enhance our competitive advantage. Since its founding, Toyota has been producing various production equipment in-house
as necessary. In the 1990s, we pursued the
in-house
design of ECUs and established an electronics plant, a chip plant, and a battery plant. These efforts eventually led to the commercialization of the Prius, the world’s first mass-produced HEV. Toyota has always maintained a strong awareness of the real world regardless of the era at hand, pursued our principles, and promoted internalization. That is why in the area of software and connected technologies, we established the Toyota Research Institute (“TRI”), Woven Planet Holdings, and Toyota Connected, and it is why we are working on the development of the
e-Palette,
the construction of Woven City as a town for pilot testing, and the development of the Arene platform and other technologies.
To date, Toyota has sold 10 million Lexus and Toyota vehicles that are connected cars, mainly in Japan, the United States, Europe, and China. Toyota’s vision of the connected car is not simply one of connecting the car to the internet. Rather, it is about providing customers with emotional experiences through the movement of people, goods, and activities — a vision centered on people that we call “human connected.” To achieve this, we are operating a call center as a point of contact with customers; the Toyota Smart Center, which provides a variety of services; and the Toyota Big Data Center, which utilizes vehicle information gathered from cars. In addition, we have established the Mobility Service Platform (“MSPF”) to provide mobility services and are promoting collaboration with service providers. Connected cars and connected technologies will be applied to a variety of areas, and we anticipate that which is to be connected will expand to include people, cars, communities, and society
(business-to-society,
or BtoS). Toyota will handle the information gathered from customers and vehicles with care, utilizing it for the happiness of customers and the development of society while creating new value from experiences centered on mobility.
With the
e-Palette
BEV used in the Olympic Village for the Olympic and Paralympic Games Tokyo 2020, our goal was to create mobility that integrates cars and information and that coordinates with the community. During the Games, 49,000 athletes, staff, and volunteers used
e-Palette.
We also developed a fleet management system for
e-Palettes
based on the principles of the TPS to ensure effective, efficient, and accurate operation. The system monitors the vehicles remotely and operates them in a just-in-time
fashion according to the conditions of the surrounding environment and the number of passengers. All of this was realized via the MSPF that Toyota has been building and refining. In the future, we expect that these technologies will be applied to the Sienna Autono-MaaS minivan being developed in the United States for use as a robotaxi, and that the MSPF will be used not only for automated vehicles, but also for regular commercial vehicles and logistics.

In this way, software has the power to promptly turn ideas into products. The aim of Arene, the vehicle development platform that Toyota and Woven Planet are focused on, is to continue fundamentally changing the development of software for vehicles. The most notable characteristics of Arene are that it absorbs the differences in vehicle hardware specifications (abstraction) and employs hardware abstraction layers that enable hardware to be controlled with universal methods. This, in turn, enables the independent development of hardware and software as well as the reuse of software. Arene leverages the strengths of hardware cultivated by Toyota to achieve the development of safe, high-quality, and advanced software.
Because increasingly complicated software development is becoming a bottleneck for cars, too, there is a need for a revolutionary vehicle operating system that can solve these issues. The vehicle operating system will achieve TPS in software development as well, and we must continue to realize combinations of good hardware and software. For example, when developing automated driving software, the on-board
software needed for automated driving actually makes up only a small portion of it; the rest comprises various tools, such as data processing by the machine learning system, mounting, code review, software updates, log analyses, and simulations. Basically, most of the software we develop is used
“off-board”
(that is, outside vehicles) or through the cloud. Arene is used to develop frameworks for vehicle development and development environments based on those frameworks as well as to build ecosystems for mobility development. Using industry-leading software technologies, we will strive to continue providing privacy-conscious, secure, and safe cars.
Furthermore, application development on Arene is also easy. We believe partner companies will be able to program applications more efficiently using Arene’s application programming interface (a mechanism that can share software functions) and software development kit, which includes simulation environments. In this way, we believe development on Arene will swiftly realize commercialization and enables users to share the fun of providing new ideas that appeal to customers while meeting the expectations of worldwide partners and developers as well as the Toyota brand’s high-quality standards.
The portion of a car’s value attributable to software is growing. By internalizing the parts central to Toyota’s future, we will strategically ensure the strengths of our hardware and software through internal production, compartmentalize development undertaken with partners, and accelerate the speed of mass production. For these initiatives, we are building a software development structure on a
3,000-person
scale for Toyota, Woven Planet, and Toyota Connected and on a
18,000-person
scale when including associates accounted for by the equity method. We are also strengthening the teams responsible for the internal production and development of software.
Through connected technologies, we can contribute to carbon neutrality by gaining a better understanding of the characteristics of each region in the form of data and combining this knowledge with realized technologies. For example, according to market data, in Japan, the engine is turned off for half of all driving time in hybrid electric vehicles, or HEVs, while for plug-in
hybrid electric vehicles, or PHEVs, the engine is turned off for as much as 80 percent. We believe HEVs and PHEVs can evolve into environment-friendly vehicles to an even higher degree by upgrading the switching control of engines and electric motors. In other words, there is room to expand the possibilities of both HEVs and PHEVs.
One mechanism that we believe will enable this is geofencing technology. A portmanteau of geography and fence, geofencing refers to the combination of navigation and cloud technologies to enable the automatic switching of engine and motor functions in real time to reflect driving locations and driving times based on geographic data. For example, in zero-emission
regulation regions that limit vehicle operation to only BEVs during certain time periods, geofencing would automatically control the functions of HEVs and PHEVs to ensure compliance with regulations.
Furthermore, geofencing would enable anticipatory
eco-driving
that switches over to BEV driving as appropriate by predicting the driving burden based on the driving environment up to the destination. We believe utilizing connected technologies to control HEVs and PHEVs more intelligently will make it possible to further promote energy saving in cars. The new NX features a mechanism that switches to HEV control. We expect that in the near future we will be able to conduct an over-the-air
(“OTA”) update of its software so that it will be able to use geofencing technology.
In October 2021, in advance of introducing geofencing technology that is under development with an eye toward practical application, we introduced anticipatory eco-driving
(anticipatory EV/HEV mode switching control) in the Japanese market. It realizes highly efficient driving by automatically switching between EV and HEV modes depending on the charge left in the battery and the road conditions and characteristics.
OTA refers to using wireless connections to keep the software (control software and high-precision mapping software) updated to the latest versions. This means that after a car’s purchase, new functions continue to be added and its performance continues to be enhanced, thereby continuing the vehicle’s evolution into a safer and more secure car that has the latest driving assistance technology.
For the LS and Mirai launched in Japan in April 2021, we have included cars that feature the latest Advanced Drive function of the newest sophisticated driving assistance technologies developed by Toyota Teammate/Lexus Teammate, and they are eligible for related software updates on an ongoing basis. The GR Yaris “Morizo Selection” is a new initiative based on GR Yaris that combines the ROOKIE Racing privateer team run by Morizo (the racing driver name for Akio Toyoda, our President) and Toyota’s KINTO car subscription. We will continue to evolve each car to best match each customer by reflecting updates (which are based on feedback and data gained in races participated in by Morizo and ROOKIE Racing) and personalization (which is based on customer driving data) in the software in GR Garage shops through wired connections (not OTA). Furthermore, we offer better driving methods and support the enhancement of driving skills. Through this, we strive to realize cars that evolve to suit people by updating to the latest software in line with each customer.
Cars have a wide range of applications, from passenger cars to MaaS and commercial vehicles, and we will continue to expand the regions where we operate going forward. Needs are increasingly diversifying, and cars can be used in a myriad of ways to meet them. Our efforts thus encompass people’s problems and social issues, smiles and joy, and needed technological development.
The automobile industry must move people while also achieving coexistence with local communities. For the future and for children, the Toyota family of companies is working on producing happiness for all through freedom of movement for all and the provision of exciting experiences. We will continue to enhance the excitement that can be experienced by being able to move by combining real cars and the power of software. If we combine innovation with technology, we expect that the value of cars will be enhanced further. We will also contribute to the further development of society by going beyond the borders of cars and contributing to community building and the creation of society-wide platforms.
Efforts in Realizing a Safe Mobility Society
According to a 2018 World Health Organization survey, 1.35 million people per year die in traffic accidents worldwide. While the number of deaths due to traffic accidents has been gradually decreasing in Japan, the United States, and Europe, it has been increasing elsewhere, especially in emerging nations, as improvements in safety education and transportation infrastructure have not kept up with increases in cars on the road. Unless countermeasures are implemented, traffic accident causalities are predicted to become the seventh leading cause of death globally by 2030. For Toyota to achieve its ultimate goal of eliminating traffic accident causalities, the development of safe vehicles is of course important, but it is also essential to educate people, including drivers and pedestrians, and to ensure safe traffic infrastructure, including traffic signals and roads. To achieve a safe mobility society, Toyota believes it will be important to implement an integrated three-part initiative involving people, vehicles, and the traffic environment, as well as to pursue real-world safety by learning from actual accidents and incorporating that knowledge into vehicle development. “Integrated Safety Management Concept” is Toyota’s basic philosophy behind its technologies for eliminating traffic casualties and is moving forward with development.

Toyota provides optimized driver support at every stage of driving, from parking to normal operation, the moment before a collision, during a collision, and post-collision emergency response. We also aim to enhance safety by strengthening inter-system coordination, rather than considering each system separately. These are the approaches behind our Integrated Safety Management Concept.
Based on this Integrated Safety Management Concept, Toyota is working on active safety, passive safety, emergency response and initiatives for people.
With regards to active safety, the Toyota Safety Sense systempackages multiple active safety functions based around three major functions considered effective in reducing serious traffic accidents causing death or injury. These are
Pre-Collision
Safety, which helps avoid and mitigate damage from collisions with cars ahead or pedestrians; Lane Departure Alert, which contributes to preventing accidents caused by leaving the lane of travel; and Automatic High Beam, which helps ensure clear sight in front of the vehicle at night. In 2018, we expanded the system’s driving assistance functions to offer those such as nighttime pedestrian and daytime cyclist detection and Lane Tracing Assist. Since its market launch in 2015, Toyota Safety Sense has been installed in more than 30 million vehicles globally as of March 2022. Toyota Safety Sense is now available on nearly all passenger car models (as standard or an option) in the Japanese, United States, and European markets. It has also been introduced in a total of 120 countries and regions, including such key markets as China, other select Asian countries, the Middle East, Australia and the Central and South America region.
Another important concept is passive safety. In the context of automobiles, passive safety combines a body structure that absorbs collision energy with support to protect vehicle occupants to minimize collision damage. In 1995, in the pursuit of world-leading safety, Toyota created its own stringent internal target related to passive safety performance called “Global Outstanding Assessment (“GOA”)” and developed a collision-safety body structure and passenger protection devices. Since then, to maintain its leadership in this field, Toyota has continued to evolve GOA, striving to improve the real-world safety performance of its vehicles in a wide variety of accidents.
In addition, to analyze vehicle-related injuries, Toyota collaborated with Toyota Central R&D Labs., Inc. to develop the Total Human Model for Safety (“THUMS”), a virtual human body model. THUMS is being used in the research and development of a variety of safety technologies, including seat belts, airbags, and other safety equipment, as well as vehicle structures that mitigate injuries in accidents involving pedestrians. Toyota made THUMS freely available through its website in January 2021 in the hope that it will be used by more people across more applications.
Every minute counts in the response to an accident or medical emergency. As a way of using connectivity to support safety, in 2000, Toyota rolled out its HELPNET
®
service, an emergency reporting system utilizing the
G-Book
information network (now
T-Connect)
and
G-Link
in Japan. In the event of an accident or medical emergency, HELPNET
®
contacts a dedicated operator who will arrange for the rapid dispatch of an emergency vehicle from the police or fire department/emergency services. Specifically, HELPNET
®
automatically contacts an operator when the airbags deploy and supports
D-Call
Net
®
, a service available throughout Japan that makes quick deployment decisions for air ambulances. This service is provided by sending vehicle data to the HELPNET
®
center from an
on-board
data communication module (“DCM”). DCM is installed as a standard feature in all new passenger vehicles in Japan.
Toyota believes that education is an important part of preventing traffic accidents. To prevent accidents involving small children, in cooperation with Toyota dealers across Japan, Toyota has been donating traffic safety teaching materials to kindergartens and nursery schools nationwide since 1969. In 2020, we revamped our educational website for children and guardians, and we use our website and social media to raise awareness of traffic safety while walking and cycling.
For drivers, we periodically hold the Toyota Driver Communication safe driving technique seminar at Toyota Safety Education Center Mobilitas, on the grounds of Fuji Speedway. Additionally, in step with the government-promoted Safety Support Car program, we are working with Toyota dealers across Japan to roll out safety and assurance activities under the name “Support Toyota” to help realize car ownership experiences that offer safety and assurance.
Commercial Sector Initiatives
On March 24, 2021, Toyota, Isuzu and Hino agreed to form a new alliance in commercial vehicles and established CJPT to promote this alliance. CASE technologies can only contribute to society once they become widespread. Commercial vehicles can play important roles in CASE technology dissemination, as they travel long distances for extended periods of time to support the economy and society and can be easily linked with infrastructure development. By combining the commercial vehicle foundations cultivated by Isuzu and Hino with Toyota’s CASE technologies, the companies aim to accelerate the societal implementation and adoption of CASE technologies and services and thereby help address social issues and contribute to the realization of carbon neutrality.
Specifically, the three companies are jointly working on the development of BEVs and FCEVs, autonomous driving technologies, and electronic platforms centered on the domain of small commercial-purpose trucks. While working together on BEVs and FCEVs to reduce vehicle costs, the companies plan to advance infrastructure-coordinated endeavors, such as introducing FCEV trucks with the goal of implementing a hydrogen-based society in Japan’s Fukushima Prefecture, thereby building an implementation model for a city with a population of 300,000 people before endeavoring to apply this model in the many similar-sized
cities nationwide. Furthermore, working toward carbon neutrality, in addition to promoting the spread of electrified vehicles that are suited to logistics uses, the companies will work to increase transport efficiency based on the JIT logistics approach of delivering what is needed, when it is needed, in the amount needed, expanding the range of the options for achieving carbon neutrality.
Working together, we believe Isuzu and Hino are able to reach most of Japan’s truck customers and learn about their real needs and concerns. Distribution by trucks accounts for the vast majority of overland logistics, and the transportation sector (including buses and taxis) involves a significant number of people. Commercial vehicles account for a significant amount of the total distance traveled by automobiles and CO
2
emissions from automobiles in Japan. Furthermore, the logistics companies operating in Japan currently face numerous management issues, such as high-frequency distribution, harsh work environments, labor shortages, and rising burdens. The power of CASE, centered on connected technologies and services, is expected to deliver improvements that help resolve these issues.
Solving these kinds of social issues is not something that one company can accomplish alone. It is necessary to seek a wide range of like-minded partners, apply their different strengths, and work together for the sake of those supporting transportation and for society. As solutions to such issues progress, we expect work in overland transport to become more appealing, leading to an increase in the number of drivers and other logistics professionals.
On July 21, 2021, Suzuki and Daihatsu joined CJPT. As many of Japan’s roads are so narrow that only mini-vehicles can easily use them, mini-vehicles are collectively a kind of “people’s car,” made to suit the roads of Japan. They are a practical and sustainable lifeline for people across the country, and have continued to evolve alongside changing lifestyles. Similarly, commercial mini-vehicles are able to effectively cover areas that their small size makes accessible, supporting logistics operations mainly in the last mile. For more than 60 years, Suzuki and Daihatsu have been protecting these lifelines and driving the market forward. We believe that by working together, these two companies will be able to access the real needs and concerns of a significant number of Japan’s mini-vehicle users.
We expect that expanding CJPT to include mini-vehicles will enable efficient, integrated logistics, linking the main arteries of logistics (handled by trucks) with the capillaries of logistics (the domain of commercial mini-

vehicles) while leveraging connected technologies and abundant data. This new collaboration is also aimed at promoting the broader use of affordable advanced safety technologies and electrification by leveraging Suzuki and Daihatsu’s strengths in high-quality, low-cost
manufacturing and Toyota’s CASE technologies.
Amid pressure to enhance cost competitiveness, maintaining a competitive edge in the area of commercial vehicle electrification is increasingly challenging. Competitiveness increasingly hinges on connected technologies and uses of batteries and other technologies. Accordingly, manufacturers must step up the unique added value that they offer.
In addition to electrification, improving transport efficiency will contribute greatly to realizing carbon neutrality. The five companies that make up CJPT plan to link their connected technology platforms to build a more comprehensive platform for commercial vehicles and leverage the TPS, one of Toyota’s strengths, to realize JIT logistics and increase transport efficiency, thereby helping to reduce CO
2
emissions. Using connected technologies to link logistics from the major arteries to the fine capillaries, from producers to consumers, using truck logistics and local mini-vehicle-based distribution, JIT logistics have the potential to lower running costs for logistics vendors and sustainably improve logistics. Going forward, we believe the five companies will deepen their collaboration while openly considering cooperation with other like-minded partners, working to help fulfill the automotive industry’s mission of helping improve people’s lives and leave a better Japan and a better planet for the next generation.
Woven City
The Woven City project, first announced in January 2020, officially broke ground on February 23, 2021. Woven City will demonstrate cutting edge technologies in such areas as automated driving, MaaS, personal mobility, robotics, smart homes, and artificial intelligence in a real living environment. By rapidly implementing development and demonstration cycles of technologies and services in this human-centered city, we aim to continue to produce new value and business models by utilizing the mobility of “information,” “goods,” and “people” to support daily life.
Woven City will be constructed on the site of Toyota Motor East Japan’s former Higashi-Fuji Plant, which was a pillar of production for Toyota for 53 years, starting in 1967. At its peak, the plant had 2,000 employees, and a total of 7,000 individuals worked there over its history, producing such vehicles as the Toyota Century, Toyota’s flagship chauffeur car infused with Toyota craftsmanship, and the JPN Taxi, a car that requires many times the durability of an ordinary passenger car.
The concept for Woven City can be traced back to the Great East Japan Earthquake in 2011. As our President, Akio Toyoda sought to create jobs for the region’s people, who were hit hardest by the disaster, by creating a third base of operations in the Tohoku region. Guided by his strong leadership, Toyota established Toyota Motor East Japan, Inc. in 2012. However, this also led to the difficult decision to close the Higashi-Fuji Plant. Looking for a way to carry on the Higashi-Fuji Plant’s legacy of manufacturing to help create future mobility for the next 50 years, he arrived at the idea of transforming the site into a connected city as a large-scale demonstration experiment.
Under the Woven City project, we are imagining the life of each resident as we seek to design a city that will most make people happy. Working with researchers, engineers, and scientists, we intend to demonstrate future technologies in both the virtual and the real world and to roll out the resulting technologies and products developed around the globe. Woven City will be a constantly improving, ever-evolving city rooted in Toyota’s kaizen approach — thinking that there is always a better way. We will work with partners who share our aspiration in this quest to realize better living and mobility for all.
Woven City will comprise three types of roads, woven together like warp and weft: paths for people, roads shared by people and personal mobility devices, and roads for autonomous vehicles. Aimed at realizing safe mobility, it will be a sort of test course for the integrated three-part development of automated driving at the levels of people, vehicles, and the traffic environment. In its early stages, we anticipate Woven City will house around 360 residents, comprising mainly seniors, families, and inventors. In the future, we believe the city will have more than 2,000 residents, including Toyota employees, demonstrating technologies in mobility and a wide range of other fields, from logistics to energy, food and agriculture as it grows into an environment conducive to the timely generation of new inventions that address social issues.
The name “Woven City” comes from Toyota’s origins in automatic looms. Sakichi Toyoda, the founder of the Toyota family of companies, was driven to invent an automatic loom out of a desire to make his mother’s work easier. We have guarded and nurtured this spirit of service to others ever since. Woven City will take up this commitment from the Higashi-Fuji Plant, growing and evolving as the foundation for a new era at Toyota.
Financial Services
Toyota’s financial services include loan programs and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value-added service. In July 2000, Toyota established a wholly-owned subsidiary, Toyota Financial Services Corporation, to oversee the management of Toyota’s finance companies worldwide, through which Toyota aims to strengthen the overall competitiveness of its financial business, improve risk management and streamline decision-making processes. Toyota has expanded its network of financial services, in accordance with its strategy of developing auto-related financing businesses in significant markets. Accordingly, Toyota currently operates financial services companies in 42 countries and regions, which support its automotive operations globally.
Toyota’s sales revenues from its financial services operations were ¥2,324.0 billion in fiscal 2022, ¥2,162.2 billion in fiscal 2021 and ¥2,193.1 billion in fiscal 2020. While there were negative factors in fiscal 2022, such as tight global semiconductor supply relative to demand, supply constraints on new cars due to the impact of
COVID-19,
and increased competition with other financial institutions, Toyota’s business saw steady growth mainly due to the accumulated balance of earning assets resulting from enhanced used-vehicle financing, higher used-vehicle prices in the United States and other regions, lower interest rates worldwide and other measures. Under such circumstances, as a result of Toyota’s continued collaboration with dealers in various countries and regions and efforts to expand products and services that meet customer needs, Toyota’s share of financing provided for new car sales of Toyota and Lexus vehicles in regions where Toyota Financial Services Corporation operates remained at a high level of approximately 30%, and the balance of earning assets continued to steadily increase, with the exception of some countries. In addition, Toyota is making efforts to provide both its customers and dealers with stable financial services by diversifying its funding methods in recent years, such as issuing Green Bonds in addition to using already existing means as commercial paper, corporate bonds, bank borrowings, ABCP (Asset Backed Commercial Paper) and ABS (Asset Backed Securities). Furthermore, Toyota continued to perform detailed credit appraisals and serve customers by monitoring bad debt and loan payment extensions, and the percentage of credit losses remained low, at 0.23% and 0.17% in fiscal 2021 and 2022, respectively. Toyota continues to work towards improving its risk management measures in connection with credit and residual value risks.
Toyota Motor Credit Corporation is Toyota’s principal financial services subsidiary in the United States. Toyota also provides financial services in 41 other countries and regions through various financial services subsidiaries, including:

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
The KINTO subscription service, which started in Japan in 2019 in response to the shift from “owning” cars to “using” cars, has been steadily enhancing its service lineup and gaining brand awareness. In Europe, full service leasing is being made available in wider areas. Furthermore, Toyota developed and provides customers with the payment application “TOYOTA Wallet” as a platform that contributes to improving the convenience of customers’ daily payments and creating a foundation for a mobility society.
Finance receivables for all of Toyota’s dealer and customer financing operations were ¥21,764.4 billion as of March 31, 2022, representing an increase of 13.3% as compared to the previous year. The majority of Toyota’s financial services are provided in North America. As of March 31, 2022, 55.0% of Toyota’s finance receivables were derived from financing operations in North America, 13.3% from Europe, 12.9% from Asia, 7.3% from Japan and 11.5% from other areas.
Approximately 40% of Toyota’s unit sales in the United States during fiscal 2022 included a finance or lease arrangement with Toyota. Because the majority of Toyota’s financial services operations are related to the sale of Toyota vehicles, a decrease in vehicle unit sales may lead to a contraction of Toyota’s financial services operations.
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
Insurance
Toyota provides insurance services in the United States through Toyota Motor Credit Corporation’s wholly owned subsidiary, Toyota Motor Insurance Services, Inc. (“TMIS”) and its wholly owned insurance company subsidiaries. Their principal activities include marketing, underwriting and claims administration. TMIS also provides coverage related to vehicle service agreements through Toyota dealers to customers. In addition, TMIS also provides coverage and related administrative services to affiliated companies of Toyota Motor Credit Corporation. Toyota dealers in Japan and in other countries and regions also engage in vehicle insurance sales.
Other Financial Services
Toyota Finance Corporation launched its credit card business in April 2001 and began issuing Lexus credit cards in 2005 when the Lexus brand was introduced in Japan. As of March 31, 2022, Toyota Finance Corporation has 15.3 million card holders (including Lexus credit card holders).
All Other Operations
In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive
business activities. Sales revenues for these activities totaled ¥1,129.8 billion in fiscal 2022, ¥1,052.3 billion in fiscal 2021, and ¥1,504.9 billion in fiscal 2020.
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
International Harmonization of Vehicle Regulations
The World Forum for Harmonization of Vehicle Regulations (“WP.29”) of the United Nations Economic Commission for Europe (“UNECE”) has developed certain international rules and regulations such as the UN

Regulations (“UNR”) under the 1958 Agreement and the Global Technical Regulations (“GTR”) under the 1998 Agreement and has been working to promote international harmonization of the technical prescriptions for the construction and approval of wheeled vehicles. The UNR has been adopted in jurisdictions such as Japan, EU and Russia, and each participating party’s type approvals are mutually recognized under the 1958 Agreement. The parties to the 1998 Agreement include the U.S., China and India in addition to Japan, the EU and Russia, and 22 Global Technical Regulations have been established to date. As the progress of the international harmonization of technical prescriptions will lead to the reduction of the variations in product specifications from country to country, it is expected to lead to greater efficiency in Toyota’s product development.
Vehicle Emissions
Japanese Standards
The Air Pollution Control Act of Japan and the Road Transport Vehicle Act and the Act Concerning Special Measures for Total Emission Reduction of Nitrogen Oxides and Particulate Matter from Automobiles in Specified Areas regulate vehicle emissions in Japan. In recent years, in addition to the strengthened regulations on particulate matters emitted from gasoline-fueled vehicles, as can be seen from the adoption of the Worldwide Harmonized Light Vehicles Test Cycle (“WLTC”) driving cycles and the introduction of the Real Driving Emission (“RDE”), more stringent regulations have been decided to be introduced to match the European Standards. Moreover, both the Noise Regulation Act and the Road Transport Vehicle Act provide for noise reduction standards on automobiles in Japan.
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
California Standards
Under the federal Clean Air Act, the State of California has been permitted to establish its own vehicle emission control standards if it receives a waiver from the EPA that allows the California standards to preempt less-stringent federal standards. The EPA granted such a preemption waiver to California in January 2013. The waiver provides a legal basis for California’s Advanced Clean Cars (“ACC”) program.
In January 2012, the California Air Resources Board (“CARB”) adopted the ACC program. The ACC program, developed in coordination with the EPA and the federal National Highway Traffic Safety Administration (“NHTSA”), includes
Low-Emission
Vehicle (“LEV”) regulations, known as the LEV III regulations, that reduce emissions of smog-causing pollutants (volatile organic compounds, carbon monoxide, nitrogen oxides and particulate matter) and greenhouse gases from passenger cars and light-duty trucks for model years 2015 to 2025. The regulations include standards for evaporative emissions and guaranteed useful life as well.
The ACC program also includes a mandate for
zero-emission
vehicles. Pursuant to the mandate, CARB requires that a specified percentage of a manufacturer’s passenger cars and light-duty trucks sold in California be

“zero-emission
vehicles” (vehicles producing no emissions of regulated pollutants) (“ZEV”), as well as permits certain advanced technology vehicles such as PHEVs, and alternative fuel vehicles that meet “partial zero-emission
vehicles requirements,” to be granted partial qualification as BEVs or FCEVs. Toyota’s MIRAI qualifies as a zero-emission
vehicle. The current Prius Prime has been certified as a partial zero-emission
vehicle. Toyota intends to continue to develop additional advanced technologies and alternative fuel technologies that will allow other vehicles to qualify as zero-emission
vehicles or
partial-zero-emission
vehicles.
The Advanced Clean Cars II (“ACC II”) regulations will go before the CARB on June 9, 2022. ACC II includes LEV IV regulations that would further reduce emissions from light- and medium-duty vehicles, and an expanded mandate that would increase the percentage of ZEV vehicles that manufacturers must sell in California. The new LEV IV regulations and expanded ZEV mandate would apply to model years 2026 – 2035.
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
Other States’ Standards
Seventeen states (Colorado, Connecticut, Delaware, Maine, Maryland, Massachusetts, Minnesota, New Jersey, New Mexico, New York, Nevada, Oregon, Pennsylvania, Rhode Island, Vermont, Virginia and Washington) have adopted regulations substantially similar to California’s low-emission
vehicle requirement, and 15 of these have adopted California’s zero-emission
vehicle requirement.
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
The primary focus of Euro 6 is to limit further emissions of diesel-powered vehicles and bring them down to a level equivalent to gasoline-powered vehicles. The EU is now implementing the RDE regulations, which require manufacturers to conduct on-road
emissions tests using portable emissions testers to demonstrate compliance. Since September 2017, manufacturers have been required to reduce the divergence between the regulatory limit tested in laboratory conditions and the values of RDE tests, and this divergence factor was made more stringent for all new vehicles effective January 2021. The EU is now also implementing the Worldwide harmonized Light vehicles Test Procedure (“WLTP”), which was introduced on September 1, 2017. The OBD regulations have also been tightened in terms of both subject parts and regulatory values. Effective January 1, 2019, the EU implemented an improved WLTP that purports to eliminate test flexibilities and introduces on-board
fuel and energy consumption monitoring devices.

Discussions are currently underway for Euro 7, which will be more stringent than Euro 6. The European Commission expects to publish the Euro 7 proposed limits in the third quarter of 2022.
Chinese Standards
The next-generation emissions regulations for passenger vehicles, or Level 6 Emissions Regulations (China 6), were issued as
GB18352.6-2016
at the end of 2016, pursuant to which tighter requirements will be implemented in two steps, depending on the regulated subjects and the implementation timing. Specifically, China 6a will apply to all models to be sold or registered in July 2020 and beyond, and China 6b will apply to all models to be sold or registered in July 2023 and beyond. China 6b will also introduce the RDE Regulations adopted under Euro 6. The OBD regulations have also been tightened in terms of both subject parts and regulatory values. With respect to fuels in the market, the quality standards and the implementation from January 2019 for China 6 gasoline fuel and China 6 diesel fuel have been provided in GB17930-2016 and GB19147-2016 so as to keep up with the implementation timing of China 6 emissions regulations. Moreover, for areas where the air quality improvement is an urgent necessity, China 6 is scheduled to be implemented from July 2019 ahead of the implementation throughout China. Discussions are currently underway for Level 7 Emissions Regulations (“China 7”), which will be more stringent that the China 6 Emissions Regulations.
For heavy-duty diesel-powered commercial vehicles, pursuant to GB17691-2005, the China V Emissions Regulations are being implemented from July 2017. With the establishment of GB17691-2018, which provides next-level China VI Emissions Regulations (“China VI”), it has been decided that China VIa will be implemented from July 2021 and China VIb from July 2023 (these regulations will apply to gas-fueled
vehicles and public vehicles for urban areas earlier than those dates). For heavy-duty gasoline-powered commercial vehicles, pursuant to GB14762-2008, Level IV Emissions Regulations (“China IV”) apply to new models after July 2012. After the first day the regulation is implemented to a new model, all new models released during the following one-year
period also become subject to the regulation. Tightening of the next-generation emissions regulations (China V and China VI) is currently considered for heavy-duty gasoline-powered commercial vehicles.
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
Vehicle Fuel Economy
Japanese Standards
The Act on Rationalizing Energy Use requires automobile manufacturers to improve their vehicles to meet specified fuel economy standards. Fuel economy standards are established according to the types of vehicles, and are required to be met by either fiscal 2011 (April 2010-March 2011), fiscal 2016 (April 2015-March 2016), fiscal 2021 (April 2020-March 2021), fiscal 2023 (April 2022-March 2023), fiscal 2026 (April 2025- March 2026) or fiscal 2031 (April 2030-March 2031). From 2020, if the WLTC mode is applied as a vehicle emissions test cycle, fuel economy test must be also conducted based on the WLTC mode.
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
In December 2011, the EPA and the NHTSA issued a joint proposed rule to further reduce greenhouse gas emissions and improve fuel economy for passenger cars, light-duty trucks and medium-duty passenger vehicles for model years 2017 through 2025. Pursuant to the rule, which was finalized in August 2012, these vehicles would be required to meet an estimated combined average emission level of 163 grams of carbon dioxide per mile in model year 2025, equivalent to 54.5 miles per gallon if these requirements are met through improvements in fuel economy standards. At the same time, the NHTSA issued CAFE standards for passenger vehicles and light-duty trucks that would require manufacturers to meet an estimated combined average fuel economy level of 49.6 miles per gallon in model year 2025.
Under the Trump Administration, the EPA and the NHTSA proposed less stringent greenhouse gas emission standards and CAFE standards, and the withdrawal of California’s waiver to issue its own, more stringent greenhouse gas emission standards under the LEV III program. However, under the Biden Administration, the EPA and the NHTSA withdrew these proposed greenhouse gas emission standards and CAFE standards, and in March 2022, the EPA reinstated California’s authority to enforce its own greenhouse gas emissions standards.
On December 30, 2021, the EPA issued a final rule revising passenger car and light-duty truck greenhouse gas emissions standards for model years 2023 through 2026. The new rule, which is based on Presidential Executive Order 13990, reduces greenhouse gas emissions, year-over-year, by 10% for model year 2023, 5% for 2024, 6.6% for 2025, and more than 10% for 2026. Based on these reductions, the industry-wide average emission targets for passenger cars and light-duty trucks is projected by the EPA to be 161 grams of carbon dioxide per mile in model year 2026.
On March 31, 2022, the NHTSA issued a final rule revising passenger car and light-duty truck fuel economy standards for model years 2024 through 2026. As with the EPA’s greenhouse gas emission rule, this new rule is based on Presidential Executive Order 13990. The new rule establishes standards that would require an industry-wide fleet of approximately 49 mpg for passenger cars and light duty trucks in model year 2026. This is to be achieved by increasing fuel efficiency, year-over-year, by 8 % for model year 2024, 8% for 2025, and 10% for 2026.
European Standards
In the EU, the average carbon dioxide emissions limit for light commercial vehicles is currently 147 grams per kilometer and for passenger vehicles 95 grams per kilometer. Manufacturers failing to meet their targets incur penalties of €95 from the first gram of exceedance onwards in 2019 and beyond. Starting in 2021, these emissions targets are tested using the WLTP.
In April 2019, the European Parliament and the Council adopted new carbon dioxide standards for vehicles and light commercial vehicles for the period after 2020. Average emissions of the EU fleet of new vehicles and light commercial vehicles in 2025 must be 15% lower than in 2021, and by 2030, emissions must be reduced further to 37.5% and 31% of 2021 levels for vehicles and light commercial vehicles, respectively. From 2025, a crediting system will be introduced to relax a manufacturer’s specific carbon dioxide emissions targets where the manufacturer produces numbers of “zero and low-emission
vehicles” above specified benchmarks.
To achieve a climate-neutral EU by 2050 and an intermediate target of at least 55% net reduction in greenhouse gas emissions by 2030, the European Commission proposed in July 2021 substantially more stringent carbon dioxide emissions targets for vehicles and light commercial vehicles, as part of its “Fit for 55” package. The proposal strengthens the 2030 targets from 37.5% to a 55% reduction for new passenger cars and from 31%

to a 50% reduction for new light commercial vehicles, both relative to the 2021 baseline discussed above. In addition, the proposal introduces a new 2035 carbon dioxide target set at a 100% reduction for new vehicles and vans, again relative to the 2021 baseline. The 2025 target remains unchanged at a 15% reduction for both new vehicles and vans. The proposal has not yet been finalized.
An EU directive on motor vehicle air conditioning units requires manufacturers to replace the refrigerants with that having a lower global warming impact for all newly registered vehicles starting in January 2017.
Chinese Standards
Fuel consumption regulations are being implemented pursuant to the Chinese National Standards (“GB”), and the manufacture and sale of vehicle models not meeting these regulations are prohibited. For light-duty passenger vehicles, GB27999-2011 was issued. In these Level 3 Fuel Consumption Regulations for passenger cars, the regulation framework was substantially revised, such as the introduction of new regulations requiring automobile manufacturers to meet standards of corporate average fuel consumption across models in addition to existing regulations requiring each model to meet consumption standards. Furthermore, in order to achieve the national target for average fuel efficiency for 2020, the following more stringent fuel consumption regulations have been enacted and enforced. First, GB19578-2014, which has been enacted to strengthen regulations for each model, is being applied to new models after January 2016. Second, GB27999-2019, which has been enacted as Level 5 Fuel Consumption Regulations for passenger vehicles to strengthen corporate average regulations, has been in effect since 2021. In addition, Level 5 Fuel Consumption Regulations for passenger vehicles are being examined as more stringent next-generation fuel consumption regulations. For light-duty commercial vehicles, GB20997-2015 was enacted, which further applied Level 3 Fuel Consumption Regulations to all new vehicles from January 2018 and is currently being enforced. Moreover, the implementation of the Life Cycle Assessment (LCA), which comprehensively regulates the amount of carbon dioxide emitted during the vehicle manufacturing, use, and disposal processes, among others, is being considered earlier than in the rest of the world.
With respect to large commercial vehicles, pursuant to GB30510-2018, Level 3 Fuel Consumption Regulations apply to new vehicles from July 2019 and are currently being enforced. In addition, in an effort to further strengthen fuel consumption regulations for the next generation, Level 4 Fuel Consumption Regulations are currently being considered.
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
European Standards
In December 2019, the EU issued the revised General Safety Regulation to tighten the requirements concerning safety and the protection of vehicle occupants and vulnerable road users. This revised General Safety Regulation will make certain vehicle safety equipment mandatory in stages starting 2022, including: advanced emergency braking, emergency lane keeping systems, driver drowsiness and attention warning, intelligent speed assistance, reversing detection systems, tire pressure monitoring systems, and data recorders in case of an accident (“event data recorders”). In relation to this, various UN Regulations were developed, and for the equipment for which UN Regulations have not been developed, the EU established its own technical standards.
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
United Nations Standards
The United Nations restructured the existing working parties and established the Working Party on Automated/Autonomous and Connected Vehicles (“GRVA”) that is dedicated to the development of regulations on automated driving. The GRVA is developing regulations covering functional safety requirements, new evaluation test method requirements, cybersecurity, software updates, data recording for automated driving vehicles and data recording in case of an accident. The new regulations on cyber security, software updates and automated lane keeping system came into effect in January 2021.
Chinese Standards
Vehicle safety regulations in China were in general established having regard to the UN regulations. However, China’s own national technical standards on functions such as batteries, motors, and the charging and remote surveillance of BEVs have been made mandatory. Fuel-cell vehicles are subject to the supervising regulations on the safety of high pressure gas in addition to the vehicle type approval requirement. Moreover, in accordance with the Made in China 2025 policy, more than 100 standards for intelligent connected vehicles (“ICV”) are being developed (including automation, telecommunication and security).
Environmental Matters
Japanese Standards
Automotive operations in Japan are subject to substantial environmental regulation under laws such as the Air Pollution Control Act, the Water Pollution Prevention Act, the Noise Regulation Act and the Vibration Control Act. Under these laws, if a business entity establishes or alters any facility that is regulated by these laws, the business entity is required to give prior notice to regulators, and if a business entity discharges, uses or stores substances that are environmental burdens or causes noise or vibration from such facility, the business entity is also required to comply with the applicable standards. Toyota is subject to local regulations, which in some cases impose more stringent obligations than the Japanese central government requirements. Under the Waste Management and Public Cleansing Act, producers of industrial waste must dispose of industrial waste in the manner prescribed in the same act.
The Soil Contamination Countermeasures Act of Japan requires that landowners conduct contamination testing and submit a report at the time they cease to use hazardous substances, such as in connection with the sale of a former factory, or if there is a possibility of health hazards due to land contamination. If it is found that land contamination exceeds a certain level, the relevant prefectural authority designates the area as considered to be contaminated, orders the landowner to submit a plan for decontamination (such plan must describe the measures to be taken in the area, the reasons therefor, and the deadline for implementing such measures, etc.), and has the landowner take such measures in accordance with such plan. In addition, under the Act on Recycling, etc. of
End-of-Life
Vehicles, vehicle manufacturers are required to take back and recycle specified materials (automotive shredder residues, air bags and fluorocarbons) of end-of-life
vehicles and the provisions concerning such obligations of vehicle manufacturers became effective in January 2005. Toyota has coordinated with relevant parties to establish a vehicle take-back and recycle system throughout Japan. As a result, in fiscal 2021, Toyota achieved a recycling/recovery rate of 96% for automobile shredder residue (the legal requirement being 70%) and 95% for air bags (the legal requirement being 85%) and reached the targets set forth in this law.
U.S. Standards
The environmental regulations applicable in the United States include, among others, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Pollution Prevention Act of 1990 and the Toxic Substances Control Act. Toyota is subject to a variety of state legislation that parallels, and in some cases imposes more stringent obligations than, federal requirements.
Pursuant to the Clean Air Act, the EPA has promulgated National Ambient Air Quality Standards (“NAAQS”) for six “criteria” pollutants, including for ozone and particulate matter. The Clean Air Act requires that the EPA review and possibly revise these NAAQS every five years. In 2012, the EPA made the annual health-based particulate matter NAAQS more stringent. In 2015, the EPA made the annual health-based and welfare-based ozone NAAQS more stringent. On June 10, 2021, the EPA announced that it would reconsider a December 7, 2020 decision to retain the 2012 annual health-based particulate matter NAAQS without changes, which might result in a tightening of the standards. The 2012 annual health-based particulate matter NAAQS, the 2015 annual health-based and welfare-based ozone NAAQS, as well as any future NAAQS revisions, could lead to additional pollution control requirements on the industry, including on Toyota’s manufacturing operations.
European Standards
In the EU, the Ambient Air Quality and Clearer Air for Europe Directive (Directive 2008/50/EC) sets the environmental standards for air quality. In relation to this, environmental regulations, such as the National Emissions Ceilings Directive, or NEC Directive (2016/2284/EU), the Industrial Emissions Directive, or IED Directive (2010/75/EU), and Directive 2007/46/EC, which is intended to control on-road
emission sources, have been established, and emissions are managed under these directives based on their source.
The European Commission is currently reviewing the EU Directive on
End-of-Life
Vehicles with a public consultation process. The Commission expects to present a legislative proposal for revisions to this directive in 2022.
Toyota strives to ensure that its operations are in compliance with environmental regulatory requirements concerning its facilities and products in each of the markets in which it operates. Toyota continuously monitors these requirements and takes necessary operational measures in an effort to ensure that it remains in material compliance with all of these requirements. However, compliance with environmental regulations and standards has increased costs and is expected to lead to higher costs in the future. Therefore, Toyota recognizes that effective environmental cost management will become increasingly important. Moreover, innovation and leadership in the area of environmental protection are becoming increasingly important to remain competitive in the market. As a result, Toyota has proceeded with the development and production of environmentally friendly technologies, such as hybrid electric vehicles, PHEVs, FCEVs, BEVs and high fuel efficiency, low emission engines.
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
During the fiscal year ended March 31, 2022, TMT performed maintenance services on Toyota vehicles owned by the Iranian embassy in Japan.
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
Research and Development
The overriding goals of Toyota’s technology and product development activities are to minimize the negative aspects of vehicles, such as traffic accidents and impact on the environment, and maximize the positive aspects, such as driving pleasure, comfort and convenience. By achieving these sometimes conflicting goals to a high degree, Toyota seeks to open the door to the automobile society of the future. To ensure efficient progress in research and development activities, Toyota coordinates and integrates all research and development phases, from basic research and advanced research to forward-looking technology and product development. With respect to long-term basic research in areas such as energy, the environment, information technology, telecommunications and materials, projects are regularly reviewed and evaluated in consultation with outside experts to achieve research and development cost control. With respect to forward-looking, leading-edge technology and product development, Toyota establishes cost-performance benchmarks on a project-by-project
basis to ensure efficient development investment.
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

With a focus on environmentally friendly, carbon-neutral and safe-vehicle technology, Toyota is promoting research and development into the early commercialization of next generation environmentally friendly, energy-efficient
and safe-vehicle technology. Toyota is also moving forward with the development of innovative technologies such as electrification, connected vehicles and automated driving so as to realize a mobility society of the future that enables everyone to enjoy freedom of movement beyond the conventional concept of vehicles. To this end, Toyota is focusing on the following areas:

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
Components and Parts, Raw Materials and Sources of Supply
Toyota purchases parts, components, raw materials, equipment and other supplies from multiple competing suppliers located around the world. Toyota works closely with its suppliers to pursue optimal procurement. Toyota believes that this policy encourages technological innovation, cost reduction and other measures to strengthen its vehicle competitiveness. Although there are supply restrictions with respect to the procurement of certain parts and components, Toyota plans to continue purchases based on the same principle.
Because Toyota had more than 50 overseas operations in 27 countries and regions as of March 31, 2022, procurement of parts and components is being carried out not only locally in the country of the production site but also from third countries. As a result, the distribution network has become increasingly complex. In order to realize timely and efficient distribution while minimizing costs, Toyota is promoting efforts to optimize each stage of the supply chain. To this end, Toyota has developed a standardized system of global distribution and is supporting the operation of the system at each production base. The use of the global distribution system aims at implementing parts procurement that meets changes in vehicle production in a timely manner. These varying efforts, combined together, have led to maximized customer satisfaction, as well as to building a good working relationship with Toyota’s suppliers.
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
(ryohin-renka cost innovation) and VA (value analysis) activities, which aims to eliminate waste in all processes from design to production while ensuring the reliability and safety of each part. Through these activities, Toyota focuses on “developing a real cost-competitive structure” by working together with suppliers.
In response to a significant upward trend in materials costs, including related logistics and other costs, since fiscal 2022, Toyota is accelerating initiatives such as the replacement of raw materials with those that are less subject to price pressure and reduction of raw material usage.

Intellectual Property
Through its ongoing challenge to be one step ahead in conducting new research and development, Toyota has enhanced its product appeal and technological prowess, which have been serving as the source of the company’s competitiveness. At the core of Toyota’s products created through this research and development always lies intellectual property, including invention, know-how
and brands. This intellectual property functions as Toyota’s important management resources. By protecting and utilizing our intellectual property in an appropriate manner, we will continue to contribute to society.
Toward the realization of a future mobility society, Toyota is carrying out intellectual property activities in line with its focus areas. For example, by distributing resources mainly to such areas as carbon neutrality, software and Woven City and enhancing the obtainment and use of intellectual property rights, we are committed to strengthening our future competitiveness.
As for the intellectual property activities framework, having established intellectual property functions at the R&D centers in the United States, Europe and China, Toyota supports technology development globally by securing organic, systematic coordination between R&D activities and intellectual property activities. Working in concert with approximately 110 law firms around the world, we collect intellectual property information and take measures suitable for each country or region. To enhance activities that incorporate management, R&D and intellectual property in one, Toyota has an Intellectual Property Management Committee. The members of the Committee discuss and make decisions concerning obtaining and utilizing important intellectual property conducive to management and for responding to management risks related to intellectual property.
Toyota holds approximately 70,000 patents around the world. While Toyota considers all of its intellectual property to be important, it does not consider any specific subset of its patents, trademarks, design patents or utility model registrations to be so important that their expiration or termination would materially affect Toyota’s business.
In recent years, Toyota has filed approximately 12,000 patent applications a year domestically and internationally. In 2020, Toyota became the holder of the most patents among the car manufacturers in Japan, the United States and other countries. According to a ranking list of companies filing patent applications concerning decarbonization-related technologies to the Japan Patent Office, which was released by an external institution, Toyota has maintained a top ranking. One example of Toyota’s utilizing its patents toward the realization of carbon neutrality is its granting royalty-free licenses on patents for vehicle electrification-related technologies. In 2019, as part of its initiatives for further promoting the widespread use of electrified vehicles, Toyota decided to grant royalty-free licenses on approximately 23,740 patents, which Toyota holds around the world, for vehicle electrification-related technologies, including power control units and system controls. These advanced vehicle electrification-related technologies have helped Toyota realize enhanced performance, reduced size and cost reductions through over more than 20 years of HEV development, serving as core technologies that can be applied to the development of various types of electrified vehicles, including HEVs, PHEVs, BEVs and FCEVs. In this way, while building external partnerships by sharing technologies, we are actively involved in promoting the further growth of electrified vehicles.

Capital Expenditures and Divestitures
Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2019 and March 31, 2022, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in technology and products by Toyota Motor Corporation	1,081.6	Japan	Internal funds, financing from issuance of bonds, etc.

Investment primarily in technology and products by Daihatsu Motor Co., Ltd.	121.9	Japan	Internal funds
Investment primarily in technology and products by Toyota Motor Kyushu, Inc.	107.5	Japan	Internal funds
Investment primarily in technology and products by Toyota Auto Body Co., Ltd.	92.3	Japan	Internal funds
Investment primarily in technology and products by Primearth EV Energy Co., Ltd.	73.6	Japan	Internal funds
Investment primarily in technology and products by Prime Planet Energy & Solutions, Inc.	72.1	Japan	Internal funds
Investment primarily in technology and products by Hino Motors, Ltd.	56.8	Japan	Internal funds

Outside of Japan

Investment primarily to promote localization by Toyota Motor Manufacturing, Indiana, Inc.	199.2	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing Texas, Inc.	167.0	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing Canada, Inc.	91.9	Canada	Internal funds
Investment primarily to promote localization by Toyota Motor Europe NV/SA	85.6	Belgium	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing, Northern Kentucky, Inc.	72.0	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Thailand Co., Ltd.	71.2	Thailand	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	69.6	United States	Internal funds
Investment primarily in leased automobiles by Toyota Motor Credit Corporation	5,596.6	United States	Internal funds, financing from issuance of bonds, etc.

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2022 and March 2023, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in manufacturing facilities by Toyota Motor Corporation	430.0	Japan	Internal funds

Outside of Japan

Investment primarily in manufacturing facilities by Toyota Battery Manufacturing, Inc.	69.8	United States	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Canada, Inc.	66.5	Canada	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Kentucky, Inc.	60.4	United States	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Europe NV/SA	55.2	Belgium	Internal funds
Investment primarily in manufacturing facilities by Toyota Kirloskar Motor Private Ltd.	53.2	India	Internal funds
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
Legal Proceedings
Toyota and other automakers were named in certain class actions filed in Mexico, Canada, Australia, Israel and Brazil relating to Takata airbag issues. The actions in Mexico, Israel and Brazil are being litigated. The action in Australia is in the process of resolution. The action in Canada has been settled.
Toyota is named as a defendant in an economic loss class action lawsuit in Australia in which damages are claimed on the basis that diesel particulate filters in certain vehicle models are defective. On April 7, 2022, Toyota received an unfavourable judgment in the court of first instance. The judgment included a finding that there was a perceived reduction in vehicle value of certain vehicle models. Toyota disagrees with the judgment and has filed an appeal. Other claims of economic loss in this class action lawsuit continue to be litigated at the court of first instance. In estimating the provision we should record in the consolidated financial statements as a result of the aforementioned judgment, Toyota has considered various factors including the legal and factual circumstances of the case, the contents of the judgement of the court of first instance, and the views of legal counsel. The currently estimated probable economic outflow related to the class action is immaterial to Toyota’s consolidated financial position, results of operations and cash flows. At this stage, however, the final outcome and therefore ultimate financial liability for Toyota on account of this matter cannot be predicted with certainty.
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
On March 4, 2022, Hino Motors, Ltd., a publicly traded Japanese company that produces and sells commercial trucks and buses, and of which Toyota owns 50.18% of the voting interests as of March 31, 2022, disclosed that it had voluntarily commenced an investigation into potential issues regarding emissions performance and certification in the North American and Japanese markets, and that it has reported such issues to and is cooperating with the relevant authorities, including the Japanese Ministry of Land, Infrastructure, Transport and Tourism (“MLIT”) and the U.S. Department of Justice. Hino announced that, through such investigation, it identified past misconduct in relation to its applications for certification concerning the emissions and the fuel economy performance of certain of its engines for the Japanese market. Accordingly, Hino disclosed that it decided to suspend the sale of such engine models and their corresponding vehicles in Japan and announced on March 25, 2022 a recall of vehicles equipped with one of the engines. On March 29, 2022, MLIT announced that it had revoked certain of the “type approvals” (that is, approvals that exempt new vehicles or vehicles with certain equipment from individual testing by government inspectors prior to sale) and the fuel consumption ratings relating to such engine models. Investigations by governmental authorities related to these matters could result in the imposition of civil or criminal penalties, fines or other sanctions, or litigation. Toyota cannot predict the scope, duration, or outcome of these matters at this time.
Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, as well as intellectual property litigation, and is subject to government investigations from time to time.
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

4.C ORGANIZATIONAL STRUCTURE
As of March 31, 2022, Toyota Motor Corporation had 208 Japanese subsidiaries and 351 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership interest and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
Toyota Financial Services Corporation	Japan	100.00	100.00
Hino Motors, Ltd.	Japan	50.11	50.18
Daihatsu Motor Co., Ltd.	Japan	100.00	100.00
TOYOTA Mobility Tokyo Inc.	Japan	100.00	100.00
Toyota Finance Corporation	Japan	100.00	100.00
Toyota Mobility Parts Co., Ltd.	Japan	54.08	54.08
Toyota Auto Body Co., Ltd.	Japan	100.00	100.00
Toyota Motor Kyushu, Inc.	Japan	100.00	100.00
Toyota Motor East Japan, Inc.	Japan	100.00	100.00
Daihatsu Motor Kyushu Co., Ltd.	Japan	100.00	100.00
Cataler Corporation	Japan	56.51	57.31
Toyota Motor Engineering & Manufacturing North America, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00	100.00
Toyota Motor North America, Inc.	United States	100.00	100.00
Toyota Motor Credit Corporation	United States	100.00	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Texas, Inc.	United States	100.00	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00	100.00
Toyota Motor Manufacturing Canada Inc.	Canada	100.00	100.00
Toyota Credit Canada Inc.	Canada	100.00	100.00
Toyota Canada Inc.	Canada	51.00	51.00
Toyota Motor Manufacturing de Baja California, S. de R.L. de C.V.	Mexico	100.00	100.00
Toyota Motor Manufacturing de Guanajuato, S.A.de C.V.	Mexico	100.00	100.00
Toyota Motor Europe NV/SA	Belgium	100.00	100.00
Toyota Motor Manufacturing France S.A.S.	France	100.00	100.00
Toyota France S.A.S	France	100.00	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00	100.00
Toyota Motor Manufacturing (UK) Ltd.	United Kingdom	100.00	100.00
Toyota Financial Services (UK) PLC	United Kingdom	100.00	100.00
Toyota (GB) PLC	United Kingdom	100.00	100.00
OOO “TOYOTA MOTOR”	Russia	100.00	100.00
Toyota Motor Manufacturing Turkey Inc.	Turkey	90.00	90.00
Guangqi Toyota Engine Co., Ltd.	China	70.00	70.00
Toyota Motor (China) Investment Co., Ltd.	China	100.00	100.00
Toyota Motor Finance (China) Co., Ltd.	China	100.00	100.00
Toyota Kirloskar Motor Private Ltd.	India	89.00	89.00
P.T. Astra Daihatsu Motor	Indonesia	61.75	61.75
PT. Toyota Motor Manufacturing Indonesia	Indonesia	95.00	95.00
Toyota Motor Asia Pacific Pte Ltd.	Singapore	100.00	100.00
Kuozui Motors, Ltd.	Taiwan	70.00	70.00
Toyota Leasing (Thailand) Co., Ltd.	Thailand	87.44	87.44
Toyota Motor Thailand Co., Ltd.	Thailand	86.43	86.43
Toyota Daihatsu Engineering & Manufacturing Co., Ltd.	Thailand	100.00	100.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00	100.00
Toyota Finance Australia Ltd.	Australia	100.00	100.00
Toyota Argentina S.A.	Argentina	100.00	100.00
Toyota do Brasil Ltda.	Brazil	100.00	100.00
Toyota South Africa Motors (Pty) Ltd.	South Africa	100.00	100.00

4.D PROPERTY, PLANTS AND EQUIPMENT
As of March 31, 2022, Toyota and its affiliated companies produced automobiles and related components through more than 50 overseas manufacturing organizations in 27 countries and regions besides Japan. The facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Czech Republic, Russia, Poland, Thailand, China, Taiwan, India, Indonesia, South Africa, Argentina and Brazil.
In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities and research and development facilities.
The following table sets forth information, as of March 31, 2022, with respect to Toyota’s principal facilities and organizations, all of which are owned by Toyota Motor Corporation or its subsidiaries. However, small portions, all under approximately 20%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Land Area (thousands of square meters)	Number of Employees	Principal Products or Functions
Japan (Toyota Motor Corporation)
Toyota Technical Center Shimoyama	Toyota City, Aichi Pref.	5,573	207	Research and Development
Tahara Plant	Tahara City, Aichi Pref.	4,032	6,738	Automobiles
Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	2,767	22,506	Research and Development
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref.	2,722	2,703	Research and Development
Motomachi Plant	Toyota City, Aichi Pref.	1,575	8,349	Automobiles
Takaoka Plant	Toyota City, Aichi Pref.	1,317	4,068	Automobiles
Kamigo Plant	Toyota City, Aichi Pref.	895	3,063	Automobile parts
Kinu-ura Plant	Hekinan City, Aichi Pref.	808	2,878	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	623	1,985	Automobile parts
Nagoya Office	Nagoya City, Aichi Pref.	5	2,306	Office

Japan (Subsidiaries)
Daihatsu Motor Co., Ltd	Ikeda City, Osaka, etc.	7,740	11,293	Automobiles
Hino Motors, Ltd.	Hino City, Tokyo, etc.	6,330	12,691	Automobiles
Toyota Auto Body Co., Ltd.	Kariya City, Aichi Pref., etc.	2,271	11,530	Automobiles
Toyota Motor Kyushu, Inc.	Miyawaka City, Fukuoka Pref.	1,940	8,563	Automobiles etc.
TOYOTA Mobility Tokyo Inc.	Minato-ku, Tokyo, etc.	365	6,758	Sales facilities

Outside Japan (Subsidiaries)
Toyota Motor Manufacturing, Texas, Inc.	Texas, U.S.A.	8,127	2,825	Automobiles
Toyota Motor Manufacturing, Kentucky, Inc.	Kentucky, U.S.A.	5,161	7,460	Automobiles
Toyota Motor Manufacturing Canada, Inc.	Ontario, Canada	4,752	7,756	Automobiles
Toyota Motor Thailand Co., Ltd.	Samutprakarn, Thailand	4,414	8,670	Automobiles
Toyota Motor Manufacturing, Indiana, Inc.	Indiana, U.S.A.	4,359	6,521	Automobiles
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

As of March 31, 2022, property, plant and equipment having a net book value of approximately ¥1,474.6 billion was pledged as collateral securing indebtedness incurred by Toyota Motor Corporation’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.
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
Overview
The business segments of Toyota include automotive operations, financial services operations and all other operations. Automotive operations are Toyota’s most significant business segment, accounting for 89% of Toyota’s total revenues before the elimination of intersegment revenues for fiscal 2022. Toyota’s primary markets based on vehicle unit sales for fiscal 2022 were: Japan (23.4%), North America (29.1%), Europe (12.4%) and Asia (18.7%).
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
During fiscal 2022, automotive markets recovered compared with fiscal 2021 as demand remained firm in regions including the U.S., China, and Japan, despite being forced to curb production worldwide due to limited parts supplies caused by the global semiconductor shortage and the impact of
COVID-19.
The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market based on location of customers for the past three fiscal years.

	Thousands of units
	Year Ended March 31,
	2020	2021	2022
Japan	2,240	2,125	1,924
North America	2,713	2,313	2,394
Europe	1,029	959	1,017
Asia	1,600	1,222	1,543
Other*	1,372	1,027	1,352

Overseas total	6,715	5,521	6,306

Total	8,955	7,646	8,230

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

During both fiscal 2021 and fiscal 2022, Toyota’s consolidated vehicle unit sales in Japan decreased due to weak market conditions as compared to the prior fiscal year. During fiscal 2021, overseas vehicle unit sales decreased, particularly in North America, Asia and Other, where the contraction of automotive markets was especially pronounced. During fiscal 2022, overseas vehicle unit sales increased, particularly in Asia and Other, due to recovery of demand.
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
The profitability of Toyota’s automotive operations is affected by many factors. These factors include:

•	vehicle unit sales volumes,

•	the mix of vehicle models and options sold,

•	the level of parts and service sales,

•	the levels of price discounts and other sales incentives and marketing costs,

•	the cost of customer warranty claims and other customer satisfaction actions,

•	the cost of research and development and other fixed costs,

•	the prices of raw materials,

•	the ability to control costs,

•	the efficient use of production capacity,

•	the adverse effect on production due to such factors as the reliance on various suppliers for the provision of supplies, or the general scarcity of certain supplies,

•	climate change risk, including both physical risks as well as transition risks,

•	the adverse effect on market, sales and productions of natural calamities as well as the outbreak and spread of epidemics and interruptions of social infrastructure, and

•	changes in the value of the Japanese yen and other currencies in which Toyota conducts business.
Changes in laws, regulations, policies and other governmental actions can also materially impact the profitability of Toyota’s automotive operations. These laws, regulations and policies include those attributed to environmental matters, vehicle safety, fuel economy and emissions that can add significantly to the cost of vehicles.
Many governments also impose local content requirements, impose tariffs and other trade barriers, and enact price or exchange controls that can limit an automaker’s operations and can make the repatriation of profits unpredictable. Changes in these laws, regulations, policies and other governmental actions may affect the production, licensing, distribution or sale of Toyota’s products, cost of products or applicable tax rates. From time-to-time
when potential safety problems arise, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. The recalls and other safety measures described above have led to a number of claims and lawsuits against Toyota. For a more detailed description of these claims and lawsuits, see “Information on the Company — Business Overview — Legal Proceedings” and note 24 and 30 to the consolidated financial statements.

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
Toyota’s total receivables related to financial services increased during fiscal 2022 mainly due to the impact of changes in exchange rates. Also, vehicles and equipment on operating leases increased during fiscal 2022 mainly due to the impact of changes in exchange rates.
For details on receivables related to financial services and vehicles and equipment on operating leases, see notes 8 and 12 to the consolidated financial statements.
Toyota’s receivables related to financial services are subject to collectability risks. These risks include consumer and dealer insolvencies and insufficient collateral values (less costs to sell) to realize the full carrying values of these receivables. See notes 4 and 19 to the consolidated financial statements for additional information.
Toyota continues to originate leases to finance new Toyota vehicles. These leasing activities are subject to residual value risk. Residual value losses could be incurred when the lessee of a vehicle does not exercise the option to purchase the vehicle at the end of the lease term. See note 3 to the consolidated financial statements for additional information.
Toyota enters into interest rate swap agreements and cross currency interest rate swap agreements to convert its fixed-rate debt to variable-rate functional currency debt. A portion of the derivative instruments are entered into to hedge interest rate risk from an economic perspective and are not designated as a hedge of specific assets or liabilities on Toyota’s consolidated statements of financial position and accordingly, unrealized gains or losses related to derivatives that are not designated as a hedge are recognized currently in operations. See the discussion in “Quantitative and Qualitative Disclosures about Market Risk” and notes 20 and 21 to the consolidated financial statements.
The fluctuations in funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs decreased during fiscal 2021 and 2022 mainly as a result of lower interest rates.
Toyota launched its credit card business in Japan in April 2001. As of March 31, 2021, Toyota had 16.4 million cardholders, an increase of 0.5 million cardholders compared with March 31, 2020. As of March 31,

2022, Toyota had 15.7 million cardholders, a decrease of 0.7 million cardholders compared with March 31, 2021. Credit card receivables as of March 31, 2021 increased by ¥2.4 billion from March 31, 2020 to ¥484.1 billion, and that as of March 31, 2022 increased by ¥17.3 billion from March 31, 2021 to ¥501.4 billion.
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
Translation risk is the risk that Toyota’s consolidated financial statements for a particular period or for a particular date will be affected by changes in the prevailing exchange rates of the currencies in those countries in which Toyota does business compared with the Japanese yen. Even though the fluctuations of currency exchange rates to the Japanese yen can be substantial, and therefore significantly impact comparisons with prior periods and among the various geographic markets, the translation risk is a reporting consideration and does not reflect Toyota’s underlying results of operations. Toyota does not hedge against translation risk.
Transaction risk is the risk that the currency structure of Toyota’s costs and liabilities will deviate from the currency structure of sales proceeds and assets. Transaction risk relates primarily to sales proceeds from Toyota’s non-domestic
operations from vehicles produced in Japan.
Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles. In fiscal 2021 and 2022, Toyota produced 69.7% and 71.6%, respectively, of its non-domestic
sales outside Japan. In North America, 65.3% and 68.5% of vehicles sold in fiscal 2021 and 2022, respectively, were produced locally. In Europe, 71.9% and 69.1% of vehicles sold in fiscal 2021 and 2022, respectively, were produced locally. Localizing production enables Toyota to locally purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.
Toyota also enters into foreign currency transactions and other hedging instruments to address a portion of its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations, which in some years can be significant. See notes 20 and 21 to the consolidated financial statements for additional information.
Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income attributable to Toyota Motor Corporation. A strengthening of the

Japanese yen against other currencies has the opposite effect. In fiscal 2021, the Japanese yen was on average stronger against the U.S. dollar in comparison to the previous fiscal year, but in fiscal 2022, was on average weaker against the U.S. dollar in comparison to the previous fiscal year. At the end of each of fiscal 2021 and 2022, the Japanese yen was weaker against the U.S. dollar in comparison to the end of fiscal 2020 and 2021, respectively. In fiscal 2021 and 2022, the Japanese yen was on average weaker against the euro in comparison to fiscal 2020 and 2021, respectively. At the end of each of fiscal 2021 and 2022, the Japanese yen was weaker against the euro in comparison to the end of fiscal 2020 and 2021, respectively. See note 19 to the consolidated financial statements for additional information.
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

	Yen in millions
	Year ended March 31,
	2020	2021	2022
Japan	9,503,238	8,587,193	8,214,740
North America	10,419,869	9,325,950	10,897,946
Europe	3,133,227	2,968,289	3,692,214
Asia	4,785,489	4,555,897	5,778,115
Other*	2,024,724	1,777,266	2,796,493

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Results of Operations — Fiscal 2022 Compared with Fiscal 2021

	Yen in millions
	Year ended March 31,		2022 v. 2021 Change
	2021	2022	Amount	Percentage
Sales revenues:
Japan	14,948,931	15,991,436	1,042,505	7.0%
North America	9,491,803	11,166,479	1,674,676	17.6
Europe	3,134,489	3,867,847	733,359	23.4
Asia	5,045,295	6,530,566	1,485,272	29.4
Other*	1,872,895	2,928,183	1,055,287	56.3
Intersegment elimination/unallocated amount	(7,278,820)	(9,105,004)	(1,826,185)	—

Total	27,214,594	31,379,507	4,164,914	15.3
Operating income (loss):
Japan	1,149,217	1,423,445	274,228	23.9
North America	401,361	565,784	164,423	41.0
Europe	107,971	162,973	55,002	50.9
Asia	435,940	672,350	236,410	54.2
Other*	59,847	238,169	178,322	298.0
Intersegment elimination/unallocated amount	43,413	(67,024)	(110,436)	—

Total	2,197,748	2,995,697	797,948	36.3
Operating margin	8.1%	9.5%	1.4%
Income before income taxes	2,932,354	3,990,532	1,058,177	36.1
Net margin from income before income taxes	10.8%	12.7%	1.9%
Net income attributable to Toyota Motor Corporation	2,245,261	2,850,110	604,849	26.9
Net margin attributable to Toyota Motor Corporation	8.3%	9.1%	0.8%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.
Sales Revenues
Toyota had sales revenues for fiscal 2022 of ¥31,379.5 billion, an increase of ¥4,164.9 billion, or 15.3%, compared with the prior fiscal year. The increase resulted mainly from the ¥1,510.0 billion impact of increased vehicle unit sales and changes in sales mix and the ¥1,390.0 billion favorable impact of changes in exchange rates.
The table below shows Toyota’s sales revenues from external customers by product category and by business.

	Yen in millions
	Year ended March 31,		2022 v. 2021 Change
	2021	2022	Amount	Percentage
Vehicles	20,509,606	23,739,442	3,229,836	15.7%
Parts and components for production	1,287,053	1,504,215	217,162	16.9
Parts and components for after service	2,049,187	2,407,143	357,956	17.5
Other	752,000	881,193	129,193	17.2

Total Automotive	24,597,846	28,531,993	3,934,147	16.0
All Other	479,553	541,436	61,883	12.9

Total sales of products	25,077,398	29,073,428	3,996,030	15.9
Financial services	2,137,195	2,306,079	168,884	7.9

Total sales revenues	27,214,594	31,379,507	4,164,914	15.3%

Toyota’s sales revenues include sales revenues from sales of products, consisting of sales revenues from automotive operations and all other operations, which increased by 15.9% during fiscal 2022 compared with the prior fiscal year to ¥29,073.4 billion, and sales revenues from financial services operations, which increased by 7.9% during fiscal 2022 compared with the prior fiscal year to ¥2,306.0 billion. The increase in sales revenues from sales of products is mainly due to an increase in Toyota vehicle unit sales of 584 thousand vehicles and the favorable impact of changes in exchange rates compared with the prior fiscal year.
The following table shows the number of financing contracts by geographic region at the end of fiscal 2022 and 2021, respectively.

	Number of financing contracts in thousands
	As of March 31,		2022 v. 2021 Change
	2021	2022	Amount	Percentage
Japan	2,660	2,745	85	3.2%
North America	5,553	5,549	(4)	(0.1)
Europe	1,412	1,507	95	6.7
Asia	1,992	2,070	78	3.9
Other*	881	895	14	1.6

Total	12,498	12,766	268	2.1%

*	“Other” consists of Central and South America, Oceania and Africa.
Geographically, sales revenues (before the elimination of intersegment revenues) for fiscal 2022 increased by 7.0% in Japan, 17.6% in North America, 23.4% in Europe, 29.4% in Asia, and 56.3% in Other compared with the prior fiscal year. Excluding the impact of changes in exchange rates of ¥1,390.0 billion, sales revenues in fiscal 2022 would have increased by 7.0% in Japan, 10.5% in North America, 16.6% in Europe, 20.3% in Asia, and 49.2% in Other compared with the prior fiscal year.
The following is a discussion of sales revenues in each geographic market (before the elimination of intersegment revenues).
Japan

	Thousands of units
	Year ended March 31,		2022 v. 2021 Change
	2021	2022	Amount	Percentage
Toyota’s consolidated vehicle unit sales*	3,853	3,640	(213)	(5.5)%
* including number of exported vehicle unit sales

	Yen in millions
	Year ended March 31,		2022 v. 2021 Change
	2021	2022	Amount	Percentage
Sales revenues:
Sales of products	14,674,496	15,706,514	1,032,018	7.0%
Financial services	274,435	284,922	10,487	3.8

Total	14,948,931	15,991,436	1,042,505	7.0%

Despite Toyota’s domestic and exported vehicle unit sales having decreased by 213 thousand vehicles compared with the prior fiscal year, sales revenues in Japan increased due primarily to the favorable impact of changes in exchange rates related to export transactions. For fiscal 2021 and 2022, exported vehicle unit sales were 1,728 thousand units and 1,716 thousand units, respectively.

North America

	Thousands of units
	Year ended March 31,		2022 v. 2021 Change
	2021	2022	Amount	Percentage
Toyota’s consolidated vehicle unit sales	2,313	2,394	81	3.5%

	Yen in millions
	Year ended March 31,		2022 v. 2021 Change
	2021	2022	Amount	Percentage
Sales revenues:
Sales of products	7,995,051	9,578,534	1,583,483	19.8%
Financial services	1,496,752	1,587,945	91,193	6.1

Total	9,491,803	11,166,479	1,674,676	17.6%

Sales revenues in North America increased due primarily to the 81 thousand vehicles increase in vehicle unit sales and the favorable impact of changes in exchange rates compared with the prior fiscal year.
Europe

	Thousands of units
	Year ended March 31,		2022 v. 2021 Change
	2021	2022	Amount	Percentage
Toyota’s consolidated vehicle unit sales	959	1,017	58	6.0%

	Yen in millions
	Year ended March 31,		2022 v. 2021 Change
	2021	2022	Amount	Percentage
Sales revenues:
Sales of products	2,976,259	3,671,205	694,946	23.3%
Financial services	158,229	196,642	38,413	24.3

Total	3,134,489	3,867,847	733,359	23.4%

Sales revenues in Europe increased due primarily to the 58 thousand vehicles increase in vehicle unit sales and the favorable impact of changes in exchange rates compared with the prior fiscal year.
Asia

	Thousands of units
	Year ended March 31,		2022 v. 2021 Change
	2021	2022	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,222	1,543	321	26.3%

	Yen in millions
	Year ended March 31,		2022 v. 2021 Change
	2021	2022	Amount	Percentage
Sales revenues:
Sales of products	4,874,746	6,345,172	1,470,426	30.2%
Financial services	170,549	185,394	14,845	8.7

Total	5,045,295	6,530,566	1,485,272	29.4%

Sales revenues in Asia increased due primarily to the 321 thousand vehicles increase in vehicle unit sales and the favorable impact of changes in exchange rates compared with the prior fiscal year.
Other

	Thousands of units
	Year ended March 31,		2022 v. 2021 Change
	2021	2022	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,027	1,352	326	31.7%

	Yen in millions
	Year ended March 31,		2022 v. 2021Change
	2021	2022	Amount	Percentage
Sales revenues:
Sales of products	1,719,132	2,756,840	1,037,708	60.4%
Financial services	153,764	171,343	17,579	11.4

Total	1,872,895	2,928,183	1,055,287	56.3%

Sales revenues in Other increased due primarily to the 326 thousand vehicles increase in vehicle unit sales compared with the prior fiscal year.
Operating Costs and Expenses

	Yen in millions
	Year ended March 31,		2022 v. 2021 Change
	2021	2022	Amount	Percentage
Operating costs and expenses
Cost of products sold	21,199,890	24,250,784	3,050,894	14.4%
Cost of financing services	1,182,330	1,157,050	(25,280)	(2.1)
Selling, general and administrative	2,634,625	2,975,977	341,351	13.0

Total	25,016,845	28,383,811	3,366,965	13.5%

Yen in millions
2022 v. 2021 Change
Changes in operating costs and expenses:
Effect of changes in vehicle unit sales and sales mix	1,330,000
Effect of changes in exchange rates	780,000
Effect of decrease of cost of financial services	(100,000)
Effect of cost reduction efforts	360,000
Increase or decrease in expenses and expense reduction efforts	220,000
Other	776,965

Total	3,366,965

Operating costs and expenses increased by ¥3,366.9 billion, or 13.5%, to ¥28,383.8 billion during fiscal 2022 compared with the prior fiscal year.
Cost Reduction Efforts
Operating costs and expenses increased by ¥360.0 billion during fiscal 2022. This increase was due to a ¥640.0 billion increase in operating costs and expenses attributable to the impact of soaring materials prices.

Through continued cost reduction efforts together with suppliers, however, that increase was partially offset by a ¥240.0 billion reduction principally attributable to value engineering activities and other cost reduction efforts concerning design-related costs, and a ¥40.0 billion reduction attributable to cost reduction efforts principally at plants and logistics departments.
The cost reduction efforts described above related to ongoing value engineering and value analysis activities, the use of common parts resulting in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production. The impact of soaring materials prices includes the impact of fluctuation in the price of steel, precious metals, non-ferrous
alloys including aluminum, plastic parts and other production materials and parts.
Cost of Products Sold
Cost of products sold increased by ¥3,050.8 billion, or 14.4%, to ¥24,250.7 billion during fiscal 2022 compared with the prior fiscal year. This increase mainly reflected the impact of changes in vehicle unit sales and sales mix, the unfavorable impact of soaring materials prices, and the unfavorable impact of fluctuations in foreign currency translation rates.
Cost of Financial Services
Cost of financial services decreased by ¥25.2 billion, or 2.1%, to ¥1,157.0 billion during fiscal 2022 compared with the prior fiscal year.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by ¥341.3 billion, or 13.0%, to ¥2,975.9 billion during fiscal 2022 compared with the prior fiscal year. This increase mainly reflected the unfavorable impact of fluctuations in foreign currency translation rates.
Operating Income

Yen in millions
2022 v. 2021 Change
Changes in operating income and loss:
Effect of marketing efforts	860,000
Effect of cost reduction efforts	(360,000)
Effect of changes in exchange rates	610,000
Increase or decrease in expenses and expense reduction efforts	(220,000)
Other	(92,052)

Total	797,948

Toyota’s operating income increased by ¥797.9 billion, or 36.3%, to ¥2,995.6 billion during fiscal 2022 compared with the prior fiscal year. This increase was due to the ¥860.0 billion impact of marketing efforts and the ¥610.0 billion favorable impact of changes in exchange rates, partially offset by, among other factors, the ¥360.0 billion aggregate unfavorable impact of factors categorized as cost reduction efforts (including fluctuations in raw materials prices) and the ¥220.0 billion aggregate unfavorable impact of changes in expenses and expense reduction efforts.
Marketing efforts includes changes in vehicle unit sales and sales mix, sales expenses and other. “Other” includes valuation gains and losses from interest rate swaps etc.

The favorable impact of changes in exchange rates was due mainly to the ¥590.0 billion impact of overseas transactions such as imports and exports denominated in foreign currencies.
During fiscal 2022, operating income (before elimination of intersegment profits) compared with the prior fiscal year increased by ¥274.2 billion, or 23.9%, in Japan, ¥164.4 billion, or 41.0%, in North America, ¥55.0 billion, or 50.9%, in Europe, ¥236.4 billion, or 54.2%, in Asia, and ¥178.3 billion, or 298.0%, in Other.
The following is a description of operating income in each geographic market.
Japan

Yen in millions
2022 v. 2021 Change
Changes in operating income and loss:
Effect of marketing efforts	260,000
Effect of cost reduction efforts	(145,000)
Effect of changes in exchange rates	370,000
Increase or decrease in expenses and expense reduction efforts	(50,000)
Other	(160,772)

Total	274,228

North America

Yen in millions
2022 v. 2021 Change
Changes in operating income and loss:
Effect of marketing efforts	380,000
Effect of cost reduction efforts	(125,000)
Effect of changes in exchange rates	50,000
Increase or decrease in expenses and expense reduction efforts	(135,000)
Other	(5,577)

Total	164,423

Europe

Yen in millions
2022 v. 2021 Change
Changes in operating income and loss:
Effect of marketing efforts	105,000
Effect of cost reduction efforts	(40,000)
Effect of changes in exchange rates	0
Increase or decrease in expenses and expense reduction efforts	(10,000)
Other	2

Total	55,002

Asia

Yen in millions
2022 v. 2021 Change
Changes in operating income and loss:
Effect of marketing efforts	130,000
Effect of cost reduction efforts	(35,000)
Effect of changes in exchange rates	170,000
Increase or decrease in expenses and expense reduction efforts	(40,000)
Other	11,410

Total	236,410

Other

Yen in millions
2022 v. 2021 Change
Changes in operating income and loss:
Effect of marketing efforts	95,000
Effect of cost reduction efforts	(15,000)
Effect of changes in exchange rates	20,000
Increase or decrease in expenses and expense reduction efforts	15,000
Other	63,322

Total	178,322

Other Income and Expenses
Share of profit (loss) of investments accounted for using the equity method during fiscal 2022 increased by ¥209.3 billion, or 59.6%, to ¥560.3 billion compared with the prior fiscal year. This increase was due mainly to an increase during fiscal 2022 in net income attributable to the shareholders of companies accounted for by the equity method.
Other finance income decreased by ¥100.4 billion, or 23.1%, to ¥334.7 billion during fiscal 2022 compared with the prior fiscal year. This decrease was due mainly to a decrease during fiscal 2022 in profit on sales of securities.
Other finance costs decreased by ¥3.5 billion, or 7.4%, to ¥43.9 billion during fiscal 2022 compared with the prior fiscal year.
Foreign exchange gain (loss), net increased by ¥201.0 billion to ¥216.1 billion during fiscal 2022 compared with the prior fiscal year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated assets and liabilities recognized through transactions in foreign currencies translated at prevailing exchange rates and the value at the date the transaction settled during the fiscal year, including those settled using forward foreign currency exchange contracts, or the value translated by appropriate year-end
exchange rates. The ¥201.0 billion increase in foreign exchange gain (loss), net was due mainly to the gains recorded in fiscal 2022 resulting from the Japanese yen being weaker against foreign currencies at the maturity dates of the foreign currency deposit than at the dates of the deposit.
Other income (loss), net decreased by ¥53.2 billion, to ¥72.4 billion in losses during fiscal 2022 compared with the prior fiscal year.

Income Taxes
The provision for income taxes increased by ¥465.9 billion, or 71.7%, to ¥1,115.9 billion during fiscal 2022 compared with the prior fiscal year. This increase was due mainly to the increase in income before income taxes and reversals of deferred tax assets on account of the reassessment of their recoverability. The average effective tax rate for fiscal 2022 was 28.0%.
Net Income Attributable to
Non-controlling
Interests
Net income attributable to
non-controlling
interests decreased by ¥12.6 billion, or 34.0%, to ¥24.5 billion during fiscal 2022 compared with the prior fiscal year. This decrease was due mainly to a decrease during fiscal 2022 in net income of consolidated subsidiaries.
Net Income Attributable to Toyota Motor Corporation
Net income attributable to Toyota Motor Corporation increased by ¥604.8 billion, or 26.9%, to ¥2,850.1 billion during fiscal 2022 compared with the prior fiscal year.
Other Comprehensive Income, Net of Tax
Other comprehensive income, net of tax increased by ¥130.6 billion to ¥1,143.1 billion for fiscal 2022 compared with the prior fiscal year. This increase resulted from exchange differences on translating foreign operations gains of ¥902.8 billion in fiscal 2022 compared with gains of ¥403.6 billion in the prior fiscal year and share of other comprehensive income of equity method investees gains of ¥307.4 billion in fiscal 2022 compared with gains of ¥88.6 billion in the prior fiscal year, due mainly to the weakening of the yen against the U.S. dollar and the euro, net changes in revaluation of financial assets measured at fair value through other comprehensive income losses of ¥203.4 billion in fiscal 2022 compared with gains of ¥303.9 billion in the prior fiscal year, due mainly to changes in prices of public and corporate bonds, and remeasurements of defined benefit plans gains of ¥136.2 billion in fiscal 2022 compared with gains of ¥216.2 billion in the prior fiscal year, due mainly to changes in fair value of plan assets.
Segment Information
The following is a discussion of the results of operations for each of Toyota’s operating segments. The amounts presented are prior to intersegment elimination.

	Yen in millions
	Year ended March 31,		2022 v. 2021 Change
	2021	2022	Amount	Percentage
Automotive:
Sales revenues	24,651,552	28,605,738	3,954,186	16.0%
Operating income	1,607,161	2,284,290	677,130	42.1
Financial Services:
Sales revenues	2,162,237	2,324,026	161,789	7.5
Operating income	495,593	657,001	161,408	32.6
All Other:
Sales revenues	1,052,365	1,129,876	77,512	7.4
Operating income	85,350	42,302	(43,048)	(50.4)
Intersegment elimination/unallocated amount:
Sales revenues	(651,560)	(680,133)	(28,573)	—
Operating income	9,645	12,104	2,459	—

Automotive Operations Segment
The automotive operations segment is Toyota’s largest operating segment by sales revenues. Sales revenues for the automotive segment increased during fiscal 2022 by ¥3,954.1 billion, or 16.0%, to ¥28,605.7 billion compared with the prior fiscal year. The increase mainly reflects the ¥1,510.0 billion favorable impact of changes in vehicle unit sales and sales mix and the ¥1,250.0 billion favorable impact of changes in exchange rates.
Operating income from the automotive operations increased by ¥677.1 billion, or 42.1%, to ¥2,284.2 billion during fiscal 2022 compared with the prior fiscal year. This increase in operating income was due mainly to the ¥760.0 billion effect of marketing activities and the ¥570.0 billion favorable impact of changes in exchange rates, partially offset by the ¥360.0 billion aggregate unfavorable impact of factors categorized as cost reduction efforts (including fluctuations in raw materials prices) and the ¥220.0 billion aggregate unfavorable impact of changes in expenses and expense reduction efforts.
Financial Services Operations Segment
Sales revenues for the financial services operations increased during fiscal 2022 by ¥161.7 billion, or 7.5%, to ¥2,324.0 billion compared with the prior fiscal year. This increase was due mainly to the favorable impact of changes in exchange rates.
Operating income from financial services operations increased by ¥161.4 billion, or 32.6%, to ¥657.0 billion during fiscal 2022 compared with the prior fiscal year. This increase was due primarily to the increases in both financing margin and financing volume.
All Other Operations Segment
Sales revenues for Toyota’s other operations segments increased by ¥77.5 billion, or 7.4%, to ¥1,129.8 billion during fiscal 2022 compared with the prior fiscal year.
Operating income from Toyota’s other operations segments decreased by ¥43.0 billion, or 50.4%, to ¥42.3 billion during fiscal 2022 compared with the prior fiscal year.

Results of Operations — Fiscal 2021 Compared with Fiscal 2020

	Yen in millions
	Year ended March 31,		2021 v. 2020 Change
	2020	2021	Amount	Percentage
Sales revenues:
Japan	16,441,852	14,948,931	(1,492,921)	(9.1)%
North America	10,642,034	9,491,803	(1,150,231)	(10.8)
Europe	3,355,357	3,134,489	(220,868)	(6.6)
Asia	5,293,231	5,045,295	(247,936)	(4.7)
Other*	2,114,111	1,872,895	(241,216)	(11.4)
Intersegment elimination/unallocated amount	(7,980,038)	(7,278,820)	701,218	—

Total	29,866,547	27,214,594	(2,651,954)	(8.9)
Operating income(loss):
Japan	1,585,276	1,149,217	(436,059)	(27.5)
North America	253,205	401,361	148,156	58.5
Europe	143,817	107,971	(35,846)	(24.9)
Asia	363,547	435,940	72,393	19.9
Other*	84,001	59,847	(24,154)	(28.8)
Intersegment elimination/unallocated amount	(30,613)	43,413	74,026	—

Total	2,399,232	2,197,748	(201,484)	(8.4)
Operating margin	8.0%	8.1%	0.1%
Income before income taxes	2,792,942	2,932,354	139,412	5.0
Net margin from income before income taxes	9.4%	10.8%	1.4%
Net income attributable to Toyota Motor Corporation	2,036,140	2,245,261	209,121	10.3
Net margin attributable to Toyota Motor Corporation	6.8%	8.3%	1.5%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.
Sales Revenues
Toyota had sales revenues for fiscal 2021 of ¥27,214.5 billion, a decrease of ¥2,651.9 billion, or 8.9%, compared with the prior fiscal year. The decrease resulted mainly from the ¥2,080.0 billion impact of decreased vehicle unit sales and changes in sales mix and the ¥560.0 billion unfavorable impact of changes in exchange rates.
The table below shows Toyota’s sales revenues from external customers by product category and by business.

	Yen in millions
	Year ended March 31,		2021 v. 2020 Change
	2020	2021	Amount	Percentage
Vehicles	22,647,701	20,509,606	(2,138,095)	(9.4)%
Parts and components for production	1,197,089	1,287,053	89,964	7.5
Parts and components for after service	2,170,448	2,049,187	(121,261)	(5.6)
Other	755,141	752,000	(3,141)	(0.4)

Total Automotive	26,770,379	24,597,846	(2,172,533)	(8.1)
All Other	923,314	479,553	(443,761)	(48.1)

Total sales of products	27,693,693	25,077,398	(2,616,295)	(9.4)
Financial Services	2,172,854	2,137,195	(35,659)	(1.6)

Total sales revenues	29,866,547	27,214,594	(2,651,954)	(8.9)%

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
The following table shows the number of financing contracts by geographic region at the end of fiscal 2021 and 2020, respectively.

	Number of financing contracts in thousands
	As of March 31,		2021 v. 2020 Change
	2020	2021	Amount	Percentage
Japan	2,414	2,660	246	10.2%
North America	5,394	5,553	159	2.9
Europe	1,318	1,412	94	7.1
Asia	1,864	1,992	128	6.9
Other*	926	881	(45)	(4.9)

Total	11,916	12,498	582	4.9%

*	“Other” consists of Central and South America, Oceania and Africa.
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

Other

Yen in millions
2021 v. 2020 Change
Changes in operating income and loss:
Effect of marketing efforts	80,000
Effect ofcost reduction efforts	(5,000)
Effect of changes in exchange rates	(25,000)
Increase or decrease in expenses and expense reduction efforts	(40,000)
Other	(34,154)

Total	(24,154)

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
Net Income Attributable to Noncontrolling Interests
Net income attributable to
non-controlling
interests decreased by ¥37.8 billion, or 50.5%, to ¥37.1 billion during fiscal 2021 compared with the prior fiscal year. This decrease was due mainly to a decrease during fiscal 2021 in net income of consolidated subsidiaries.
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
Related Party Transactions
See note 32 to the consolidated financial statements for further discussion.
Basic Concept Regarding the Selection of Accounting Standards
TMC has adopted IFRS for its consolidated financial statements in order to improve the international comparability of its financial information in the capital markets, among other reasons, beginning with the first quarter of the fiscal year ended March 31, 2021.
Outlook
As the automotive industry faces a
once-in-a-century
transformational period and at a time when the right answers are elusive, we are committed to “Producing Happiness for All” together with our stakeholders, underpinned by the spirit of “For the Sake of Others” which we have maintained since our founding. We believe management practices that value what makes us Toyota will lead to sustained efforts to achieve the aims of the SDGs to “build a better world” while ensuring that “no one will be left behind.” We are accelerating our shift toward product-centered management under the “making ever-better cars” initiative, efforts to achieve carbon neutrality, and endeavors to develop essential technologies such as software and connected vehicles. Taking the foregoing external factors and other factors into account, Toyota expects that sales revenues for fiscal 2023 will increase compared with fiscal 2022 due mainly to the increase in vehicle unit sales. Toyota expects that operating income will decrease in fiscal 2023 compared with fiscal 2022 due mainly to the unfavorable impact of soaring materials prices, partially offset by the increase in vehicle unit sales. Toyota expects that income before income taxes and net income attributable to Toyota Motor Corporation will also decrease in fiscal 2023 compared with fiscal 2022.
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
5.B LIQUIDITY AND CAPITAL RESOURCES
Historically, Toyota has funded its cash requirements, including those relating to capital expenditures as well as its research and development activities through cash generated by operations.
In fiscal 2023, Toyota expects to sufficiently fund its cash requirements, including those relating to capital expenditures as well as its research and development activities, through cash and cash equivalents on hand, cash generated by operations, the issuance of corporate bonds, and debt financing. Toyota will use its funds to efficiently invest in maintenance and replacement of conventional manufacturing facilities and the introduction of new products, and will focus on investment in areas contributing to strengthening competitiveness and future growth for realization of a new mobility society. See “Information on the Company — Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures for fiscal 2021 and 2022, and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.
Toyota funds its financing programs for customers and dealers, including loans and leasing programs, from both cash generated by operations and borrowings by its sales finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.
Net cash provided by operating activities increased by ¥995.4 billion to ¥3,722.6 billion for fiscal 2022, compared with ¥2,727.1 billion for fiscal 2021. The increase was primarily attributable to the ¥592.2 billion increase in net income.
Net cash used in investing activities decreased by ¥4,106.6 billion to ¥577.4 billion for fiscal 2022, compared with ¥4,684.1 billion for fiscal 2021. The decrease was primarily attributable to the ¥3,770.9 billion decrease in time deposits, which was largely attributable to withdrawals from time deposits that were funded from debt financing that was conducted taking into account the risk that
COVID-19
will have a prolonged impact.
Net cash used in financing activities was ¥2,466.5 billion for fiscal 2022, compared with net cash provided by financing activities of ¥2,739.1 billion for fiscal 2021, a ¥5,205.6 billion change. The change was primarily attributable to the ¥1,533.5 billion decrease in funding by long-term debt.
Total capital expenditures for property, plant and equipment, including vehicles and equipment on operating leases, were ¥3,611.5 billion during fiscal 2022, remaining largely unchanged from the ¥3,609.6 billion in total capital expenditures during the prior fiscal year.

Toyota expects investments in property, plant and equipment, excluding vehicles and equipment on operating leases, to be approximately ¥1,400.0 billion during fiscal 2023.
Cash and cash equivalents were ¥6,113.6 billion as of March 31, 2022. Most of Toyota’s cash and cash equivalents are held in Japanese yen or in U.S. dollars.
Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds decreased during fiscal 2022, by ¥761.1 billion, or 5.4%, to ¥13,451.0 billion as of March 31, 2022.
Trade accounts and notes receivable, less allowance for doubtful accounts increased during fiscal 2021 by ¥184.0 billion, or 6.2%, to ¥3,142.8 billion. This increase was due mainly to increased revenue from sales during the quarter ended March 31, 2022.
Inventories increased during fiscal 2022 by ¥933.3 billion, or 32.3%, to ¥3,821.3 billion. This increase was due mainly to an increase in unit prices attributable to rising prices in the precious metal market.
Total finance receivables, net increased during fiscal 2022 by ¥2,558.7 billion, or 13.3%, to ¥21,764.4 billion. This increase was due mainly to an increase in the impact of changes in exchange rates. Finance receivables were geographically distributed as follows: in North America 55.0%, in Asia 12.9%, in Europe 13.3%, in Japan 7.3% and in Other 11.5%.
Other financial assets decreased during fiscal 2022 by ¥1,274.8 billion, or 9.6%. This decrease was due mainly to a decrease in time deposits and other factors.
Property, plant and equipment increased during fiscal 2022 by ¥915.4 billion, or 8.0%. This increase was due mainly to capital expenditures.
Accounts and notes payable increased during fiscal 2022 by ¥246.1 billion, or 6.1%.
Income taxes payable increased during fiscal 2022 by ¥475.9 billion, or 135.6%. This increase was mainly due to an increase in income before income taxes that led to increased income tax expense.
Toyota’s total borrowings increased during fiscal 2022 by ¥836.7 billion, or 3.3%. Toyota’s short-term borrowings consist of loans with a weighted-average interest rate of 1.64% and commercial paper with a weighted-average interest rate of 0.38%. Short-term borrowings decreased during fiscal 2022 by ¥235.0 billion, or 5.4%, to ¥4,104.8 billion. Toyota’s long-term debt consists of unsecured and secured loans, medium-term notes, unsecured and secured notes etc. with weighted-average interest rates ranging from 1.02% to 5.81%, and maturity dates ranging from 2022 to 2048. The current portion of long-term debt decreased during fiscal 2022 by ¥557.4 billion, or 7.4%, to ¥7,026.8 billion and the non-current
portion increased by ¥1,809.9 billion, or 13.8%, to ¥14,943.7 billion. The increase in total borrowings resulted mainly from the increasing demand for financing associated with the increase in the loan balance at financial subsidiaries. As of March 31, 2022, approximately 52% of long-term debt was denominated in U.S. dollars, 11% in Japanese yen, 13% in euros, 6% in Australian dollars, 4% in Canadian dollars, and 14% in other currencies. Toyota hedges interest rate risk exposure of fixed-rate borrowings by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.
As of March 31, 2022, Toyota’s total interest bearing debt was 101.0% of Toyota Motor Corporation shareholders’ equity, compared with 109.6% as of March 31, 2021.
The following table provides information on credit ratings of Toyota’s short-term borrowing and long-term debt from Standard & Poor’s Ratings Group (S&P), Moody’s Investors Services (Moody’s), and Rating and

Investment Information, Inc. (R&I), as of May 31, 2022. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

	S&P	Moody’s	R&I
Short-term borrowing	A-1+	P-1	—
Long-term debt	A+	A1	AAA
Toyota’s net defined benefit liability (asset) of Japanese plans decreased during fiscal 2022 by ¥50.6 billion, or 17.9%, to ¥232.3 billion. The net defined benefit liability (asset) of foreign plans decreased during fiscal 2022 by ¥77.4 billion, or 22.7%, to ¥262.9 billion. The amounts of net defined benefit liability (asset) will be funded through future cash contributions by Toyota or in some cases will be settled on the retirement date of each covered employee. The decrease in net defined benefit liability (asset) of the Japanese plans reflects mainly an increase in plan assets that resulted from an increase in stock prices. See note 23 to the consolidated financial statements for further discussion.
Toyota’s treasury policy is to maintain controls on all exposures, to adhere to stringent counterparty credit standards, and to actively monitor marketplace exposures. Toyota remains centralized, and is pursuing global efficiency of its financial services operations through Toyota Financial Services Corporation.
The key element of Toyota’s financial strategy is maintaining a strong financial position that will allow Toyota to fund its research and development initiatives, capital expenditures and financial services operations efficiently even if earnings are subject to short-term fluctuations. Toyota believes that it maintains sufficient liquidity for its present cash requirements and that, by maintaining its high credit ratings, it will continue to be able to access funds from external sources in large amounts and at relatively low costs. Toyota’s ability to maintain its high credit ratings is subject to a number of factors, some of which are not within Toyota’s control. These factors include general economic conditions in Japan and the other major markets in which Toyota does business, as well as Toyota’s successful implementation of its business strategy.
Toyota uses its securitization program as part of its funding through special purpose entities for its financial services operations. Toyota is considered as the primary beneficiary of these special purpose entities and therefore consolidates them. Toyota has not entered into any off-balance
sheet securitization transactions during fiscal 2022.
For information regarding the amounts of
non-derivative
financial liabilities and derivative financial liabilities by a remaining contract maturity period, see note 19 to the consolidated financial statements. In addition, as part of Toyota’s normal business practices, Toyota enters into long-term arrangements with suppliers for purchases of certain raw materials, components and services. These arrangements may contain fixed/minimum quantity purchase requirements. Toyota enters into such arrangements to facilitate an adequate supply of these materials and services.

The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2022.

	Yen in millions
	Total	Payments Due by Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:
Short-term debt	4,104,858	4,104,858	—	—	—
Long-term debt	22,391,500	7,082,981	8,937,246	4,447,945	1,923,328
Commitments for the purchase of property, plant, other assets and services (note 30)	349,143	201,482	89,695	40,423	17,543

Total	26,845,501	11,389,321	9,026,941	4,488,368	1,940,871

Commercial Commitments (note 30):
Maximum potential exposure to guarantees given in the ordinary course of business	3,641,978	939,994	1,631,204	975,963	94,817

Total	3,641,978	939,994	1,631,204	975,963	94,817

*	“Long-term debt” represents future principal payments.
Toyota expects to contribute ¥33,069 million domestically and ¥14,876 million overseas to its pension plans in fiscal 2023.
Lending Commitments
Credit Facilities with Credit Card Holders
Toyota’s financial services operations issue credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holder’s requests up to the limits established on an individual holder’s basis. Although loans made to customers through these facilities are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥179.2 billion as of March 31, 2022.
Credit Facilities with Dealers
Toyota’s financial services operations maintain credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota evaluates the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operations also provide financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota’s outstanding credit facilities with dealers totaled ¥3,839.1 billion as of March 31, 2022.

Guarantees
Toyota enters into certain guarantee contracts with its dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match the maturity of installment payments, and as of March 31, 2022, ranged from one month to 8 years. However, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.
The maximum potential amount of future payments as of March 31, 2022 is ¥3,641.9 billion. Liabilities for these guarantees of ¥21.8 billion have been provided as of March 31, 2022. Under these guarantee contracts, Toyota is entitled to recover any amounts paid by it from the customers whose obligations it guaranteed.
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
Toyota’s research and development expenditures were approximately ¥1,124.2 billion in fiscal 2022, ¥1,090.4 billion in fiscal 2021 and ¥1,110.3 billion in fiscal 2020.
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
For details of the research and development cost recorded in the consolidated statement of income, see note 27 to the consolidated financial statements.
Toyota operates a global research and development organization with the primary goal of building automobiles that meet the needs of customers in every region of the world. In Japan, research and development operations are led by Toyota and Toyota Central Research & Development Laboratories, Inc., which works closely with Daihatsu, Hino, Toyota Auto Body Co., Ltd., Toyota Motor East Japan, Inc., and many other Toyota group companies. Overseas, Toyota has a worldwide network of technical centers as well as design and motorsports research and development centers.
Toyota established TRI in January 2016 to accelerate research and development of artificial intelligence technology, which has significant potential to support future industrial technologies. In July 2017, TRI invested $100 million to launch a venture capital fund designed to provide financing to startup companies, and is making investments in newly established promising startup companies in the four areas of artificial intelligence, robotics, autonomous mobility, and data and cloud technology. TRI successively invested another $100 million in May 2019 and $150 million in June 2021. In addition, TRI established a $150 million fund in an aim to achieve carbon neutrality.
In Japan, Toyota established a new company, Toyota Research Institute — Advanced Development
(“TRI-AD”),
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
and is responsible for the development of automated driving technologies; Woven Alpha, Inc., which is responsible for the development of new projects such as Woven City and Arene, a software platform; and Woven Capital, L.P. with a total investment value of $800 million, which invests in growth-stage companies in areas such as autonomous driving mobility, artificial intelligence, and smart city. Moreover, to bolster overseas research and development initiatives related to automated driving technology and software platforms, Toyota established Woven Planet North America (WPNA) in the United States and Woven Planet United Kingdom in the United Kingdom, and transferred TRI’s automated driving division to WPNA in May 2022.
Toyota also established a technical development center in Otemachi, Tokyo, Japan in October 2018 as a site for development of key IT technologies that will support automated driving in collaboration with Woven Core, as well as promotion of collaboration with venture companies and creation of new value by utilizing big data.
The following table provides information on Toyota’s principal research and development facilities.

Facility	Principal Activity
Japan

Toyota Technical Center	Product planning, style, design, prototype production and vehicle evaluation

Higashi-Fuji Technical Center	Advanced development

Tokyo Design Research & Laboratory	Advanced styling designs

Woven Core, Inc.	Development of artificial intelligence technology with a focus on automated driving technology

Woven Alpha, Inc.	Development of Woven City and software platform technologies

Otemachi Office	Development of key IT technologies, creation of new values by utilizing big data and collaboration with venture companies

Shibetsu Proving Ground	Evaluation

Toyota Central R&D Labs., Inc.	Basic research

United States

Toyota Motor Engineering and Manufacturing North America, Inc.	Product planning, design and evaluation of vehicles manufactured in North America

Calty Design Research, Inc.	Design

Toyota Research Institute of North America (TRI-NA)	Advanced research relating to “energy and environment,” “safety” and “mobility infrastructure”

Toyota Research Institute, Inc.	Research and development of artificial intelligence technology

Woven Planet North America, Inc.	Development of automated driving technology and software platform technology

Facility	Principal Activity

Europe

Toyota Motor Europe NV/SA	Planning and evaluation of vehicles manufactured in Europe

Toyota Europe Design Development S.A.R.L.	Design

Toyota Motorsport GmbH	Development of motor sports vehicles

Woven Planet United Kingdom, Ltd.	Development of automated driving technology and software platform technology

Asia Pacific

Toyota Daihatsu Engineering and Manufacturing Co., Ltd.	Planning and evaluation of vehicles manufactured in Australia and Asia
China

Toyota Motor Engineering and Manufacturing (China) Co., Ltd.	Environmental technology design and evaluation in China

FAW Toyota Research & Development Co., Ltd	Design, evaluation and certification of vehicles manufactured in China

GAC Toyota Motor Co., Ltd. R&D Center	Design, evaluation and certification of vehicles manufactured in China

BYD Toyota EV Technology Co., Ltd.	Design and evaluation of BEVs

Toyota Motor Technical Research and Service (Shanghai) Co., Ltd.	Research of new technology, construction and system of automobiles
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
5.E CRITICAL ACCOUNTING ESTIMATES
Not applicable.
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
Toyota strives to provide a full lineup of products with “good quality yet affordable prices” globally at the right place at the right time, and offer products and services that are sympathetic towards customers in each country and region, through the initiative of “making even better cars” that we have been engaged in since the 2008 financial crisis. In order to meet these objectives, following the introduction of “region-based operations,” the “business unit system” and the
“in-house
company system” in 2011, 2013 and 2016, respectively, in April 2017 Toyota further clarified that, for the purpose of further accelerating decision-making and operational execution, members of the board of directors are responsible for decision-making and management oversight and that operating officers are responsible for operational execution. Furthermore, in 2018, Toyota changed the commencement of operating officers’ terms of office from April to January, reduced corporate strategy functions and restructured the Japan Sales Business Group based on regions rather than sales channels in an effort to enable decision-making closer to customers and the field, in order to further accelerate execution in full coordination with each site. In 2019, in order to further advance Toyota’s “acceleration of management” and the development of a diverse and talented workforce, the executive structure was changed to be composed only of senior managing officers and people of higher rank, and a new classification called “senior professional/senior management” (
kanbushoku
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
learning and problem-solving (
genchi genbutsu
). In April 2020, Toyota consolidated the posts of executive vice president and operating officer into the post of operating officer. In July 2020, Toyota further clarified the roles of operating officers. Members of management who, together with the president, have cross-functional oversight of the entire company, were redefined as “operating officers.”
In-house
company presidents, regional CEOs, and chief officers, as
on-site
leaders of business implementation elements, were given authority while being consolidated into the classification of “senior professional/senior management.” The roles of operating officers and senior professionals/senior management are to be determined where and as needed, and persons appointed as operating officers and senior professionals/senior management will change in accordance with the challenges faced and the path that should be taken, as the company exercises greater flexibility in making appointments. However, because of the rapidly changing business environment, Toyota now recognizes that there is an increasing need for such executives to fulfill management roles (related to people, goods, and money) together with President Toyoda. Therefore, in April 2022, Toyota reorganized the roles of operating officers and reestablished the position of “executive vice president,” defining it as an operating officer who is focused on the business from a management perspective. Based on its basic policy of appointing the right people to the right positions, Toyota has been swiftly and continuously innovating. Toyota will further press forward the tide of such innovations, aiming for a corporate structure capable of carrying out management from a viewpoint that is optimal for a global company.
In order to convey top management’s aspirations and the company’s direction to all stakeholders, Toyota communicates what Toyota is really like through “Toyota Times.”
Toyota believes that it is critical to appoint individuals who are capable of contributing to decision-making aimed at sustainable growth into the future in keeping with the spirit of the Toyoda Precepts, which set forth its founding philosophy. Moreover, these individuals should be able to play a significant role in transforming Toyota into a “mobility company” through responding to social transformation by using CASE external partnerships based on trust and friendship and internal two-way
interactive teamwork, while working in furtherance of the SDGs, and towards solutions for other social challenges. Toyota maintains its board of directors and senior management at an adequate size, and ensures they are overall balanced and diverse, including from the perspective of gender and nationality. Three outside members of the board of directors have been appointed in order to further reflect the opinions of those from outside the company in management’s decision-making process. Toyota has six audit & supervisory board members, three of whom are outside audit & supervisory board members. In order to be prepared in the event Toyota lacks the number of audit & supervisory board members required by law, one substitute audit & supervisory board member has been appointed pursuant to Article 329, Paragraph 3 of the Companies Act.
Set forth below are brief summaries of Toyota’s members of the board of directors and audit & supervisory board members.

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares
Takeshi Uchiyamada (August 17, 1946)	Chairman of the Board of Directors
1969 Joined Toyota Motor Corporation (“TMC”)
1998 Member of the Board of Directors of TMC
2001 Managing Director of TMC
2003 Senior Managing Director of TMC
2005 Executive Vice President of TMC
2012 Vice Chairman of TMC
2013 Chairman of TMC (to present)

(important concurrent duties)
Director of JTEKT Corporation
Director of Mitsui & Co., Ltd.
450,195 shares

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
242,040 shares

Akio Toyoda (May 3, 1956)	President, Member of the Board of Directors
1984 Joined TMC
2000 Member of the Board of Directors of TMC
2002 Managing Director of TMC
2003 Senior Managing Director of TMC
2005 Executive Vice President of TMC
2009 President of TMC (to present)

(important concurrent duties)
Chairman and CEO of Toyota Motor North America, Inc.
Chairman of TOYOTA FUDOSAN CO., LTD.
Chairman of the Japan Automobile Manufacturers Association, Inc.
Director of DENSO Corporation
Representative Director of ROOKIE Racing, Inc.
24,077,945 shares

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares
James Kuffner (January 18, 1971)	Member of the Board of Directors, Operating Officer
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
2018 Executive Advisor at Toyota Research Institute, Inc.
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
2021 Chief Executive Officer and Representative Director of Woven Planet Holdings, Inc. (to present)

(important concurrent duties)
Chief Executive Officer and Representative Director of Woven Planet Holdings, Inc.
Representative Director of Woven Core, Inc.
President and Representative Director of Woven Alpha, Inc.
Director of Joby Aviation, Inc.
2,970 shares

Kenta Kon (August 2, 1968)	Member of the Board of Directors, Operating Officer, Executive Vice President
1991 Joined TMC
2018 Managing Officer of TMC
2019 Operating Officer of TMC
2021 Member of the Board of Directors, Operating Officer of TMC
2022 Member of the Board of Directors, Operating Officer, Executive Vice President of TMC (to present)
34,944 shares

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares

Masahiko Maeda (February 10, 1969)	Member of the Board of Directors, Operating Officer, Executive Vice President
1994 Joined TMC
2018 Managing Officer of TMC
2019 Operating Officer of TMC
2019 Chairman and President of Toyota Daihatsu Engineering & Manufacturing Co., Ltd.
2022 Operating Officer, Executive Vice President of TMC
2022 Member of the Board of Directors, Operating Officer, Executive Vice President of TMC (to present)

(important concurrent duties)
Representative Director of Woven Planet Holdings, Inc.
Director of Toyota Industries Corporation
21,984 shares

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

(important concurrent duties)
Independent Director of Hitachi, Ltd.
—

Sir Philip Craven (July 4, 1950)	Outside Member of the Board of Directors	1989 President of the International Wheelchair Basketball Federation 2001 President of the International Paralympic Committee 2002 Retired as President of the International Wheelchair Basketball Federation 2017 Retired as President of the International Paralympic Committee 2018 Outside Member of the Board of Directors of TMC (to present)	—

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares

Teiko Kudo (May 22, 1964)	Outside Member of the Board of Directors
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
2021 Director Senior Managing Executive Officer of Sumitomo Mitsui Financial Group, Inc. (to present)

(important concurrent duties)
Director Senior Managing Executive Officer of Sumitomo Mitsui Financial Group, Inc.
Director and Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation
9,467 shares

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
2018 Retired as Member of the Board of Directors of TMC
2019 Retired as President and CEO of Japan Securities Depository Center, Inc.
2019 Audit & Supervisory Board Member of TMC (to present)
2019 Retired as Director of Japan Securities Depository Center, Inc.
8,808 shares

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares

Masahide Yasuda (April 1, 1949)	Full-time Audit & Supervisory Board Member
1972 Joined TMC
2000 General Manager of Overseas Parts Division of TMC
2007 President of Toyota Motor Corporation Australia Ltd.
2014 Chairman of Toyota Motor Corporation Australia Ltd.
2017 Retired as Chairman of Toyota Motor Corporation Australia Ltd.
2018 Audit & Supervisory Board Member of TMC (to present)
47,703 shares

Katsuyuki Ogura (January 25, 1963)	Full-time Audit & Supervisory Board Member
1985 Joined TMC
2015 General Manager of Affiliated Companies Finance Dept. of TMC
2018 General Manager of Audit & Supervisory Board Office of TMC
2019 Audit & Supervisory Board Member of TMC (to present)

(important concurrent duties)
Outside Audit & Supervisory Board Member of Aichi Steel Corporation
27,146 shares

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

(important concurrent duties)
Attorney
Outside Corporate Auditor of Mitsui & Co., Ltd.
Audit & Supervisory Board Member (External) of Shiseido Company, Limited
1,615 shares

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares

George Olcott (May 7, 1955)	Outside Audit & Supervisory Board Member	1986 Joined S.G.Warburg & Co.,Ltd 1999 President of UBS Asset Management (Japan) 1999 President, Japan UBS Brinson 2000 Managing Director, Equity Capital Markets, UBS Warburg Tokyo 2001 Judge Business School, University of Cambridge 2005 FME Teaching Fellow, Judge Business School, University of Cambridge 2008 Senior Fellow, Judge Business School, University of Cambridge (important concurrent duties) Outside Director of Kirin Holdings Company, Limited	—

1.	Mr. Akio Toyoda, who is President and Member of the Board of Directors, concurrently serves as Operating Officer (President).

2.	Dr. James Kuffner, who is a Member of the Board of Directors, concurrently serves as Operating Officer.

3.	Mr. Kenta Kon and Mr. Masahiko Maeda, who are Members of the Board of Directors, concurrently serve as Operating Officer (Executive Vice President).
None of the persons listed above was selected as a member of board of directors, audit & supervisory board member or member of senior management pursuant to an arrangement or understanding with Toyota’s major shareholders, customers, suppliers or others.
Set forth below is a brief summary of Toyota’s substitute audit & supervisory board member.

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares
Ryuji Sakai (August 7, 1957)	Substitute Audit & Supervisory Board Member	1985 Registered as attorney and joined Nagashima & Ohno 1990 Wilson Sonsini Goodrich & Rosati 1995 Partner of Nagashima & Ohno 2000 Partner of Nagashima Ohno & Tsunematsu (to present) (important concurrent duties) Attorney Outside Audit & Supervisory Board Member of Kobayashi Pharmaceutical Co., Ltd.	—
6.B COMPENSATION
Decision Making Policy and Process
Toyota believes that it is critical to appoint individuals who are capable of contributing to decision-making aimed at sustainable growth into the future in keeping with the spirit of the Toyoda Precepts, which set forth its founding philosophy. Moreover, these individuals should be able to play a significant role in transforming

Toyota into a “mobility company” and contribute to the solutions of social issues, including by contributing to the realization of the SDGs, through responding to social transformation by using CASE external partnerships based on trust and friendship and internal two-way
interactive teamwork. Toyota’s director compensation system is an important means through which to promote various initiatives and is determined based on the following policy.

•	It should be a system that encourages members of the board of directors to work to improve the medium- to long-term corporate value of Toyota.

•	It should be a system that can maintain compensation levels that will allow Toyota to secure and retain talented personnel.

•	It should be a system that motivates members of the board of directors to promote management from the same viewpoint as our shareholders with a stronger sense of responsibility as corporate managers.
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
The amount of remuneration for each member of the board of directors of Toyota and the remuneration system are decided by the board of directors and the “Executive Compensation Meeting,” a majority of the members of which are outside members of the board of directors, to ensure the independence of the decision. The Executive Compensation Meeting consists of chairman of the board of directors Takeshi Uchiyamada (Chairman), member of the board of directors Kenta Kon (who replaced Koji Kobayashi on June 15, 2022), and outside members of the board of directors Ikuro Sugawara, Sir Philip Craven and Teiko Kudo.
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
Executive Compensation Meetings were held in May 2021 and March and April 2022 to discuss and determine the amount of remuneration for fiscal 2021 and other relevant matters.
Furthermore, preliminary examination meetings, consisting only of outside members of the board of directors, were held on a total of five occasions in July, September and October 2021 and February and March 2022 to discuss matters for the Executive Compensation Meetings. Remuneration for the members of the board of directors were determined with the unanimous consent of the Executive Compensation Meeting.
The principal topics discussed at Executive Compensation Meetings included:

•	Remuneration level for each position and job responsibility

•	Evaluation of benchmarks and actual results of fiscal 2021

•	Evaluation of individual performance

•	Determination of the amount of remuneration for each member of the board of directors
Method of Determining Performance-based Remuneration (Bonus and Share Compensation)
Directors with Japanese Citizenship (Excluding Outside Members of the Board of Directors)
Toyota sets the total amount of remuneration (“Annual Total Remuneration”) received by each member of the board of directors in a year based on consolidated operating income, the fluctuation of the market capitalization of Toyota (calculated by multiplying the closing price of Toyota’s common stock on the Tokyo Stock Exchange and the total number of issued shares of Toyota common stock (less shares of treasury stock)) and individual performance evaluation. The balance after deducting fixed remuneration, or monthly remuneration, from Annual Total Remuneration constitutes performance-based remuneration.
Toyota determines the annual total remuneration level appropriate for each position and job responsibility by referring to the benchmarking result of remuneration for officers of companies located in Japan.
Concept of Each Item

Consolidated operating income	Indicator for evaluating Toyota’s efforts based on business performance
Fluctuation of the market capitalization	Corporate value indicator for shareholders and investors to evaluate Toyota’s efforts
Individual performance evaluation	Qualitative evaluation of performance of each member of the board of directors

Method and Reference Value for Evaluating Indicators and Evaluation Result for Fiscal 2022

	Evaluation Weight	Evaluation Method	Reference Value	Evaluation Result for Fiscal 2022
Consolidated operating income	70%	Evaluate the degree of attainment of consolidated operating income in fiscal 2021, using required income (set in 2011) for Toyota’s sustainable growth as reference value	¥1 trillion	210%
Fluctuation of Toyota’s market capitalization	30%	Comparatively evaluate the fluctuation of Toyota’s market capitalization up to fiscal 2022 (average of January-March), using the market capitalization of Toyota and the TOPIX of fiscal 2021 (average of January-March) as reference values	Toyota: ¥22.3 trillion TOPIX: ¥1,903.60
Method of Setting Annual Total Remuneration
Annual Total Remuneration is set using a theoretical formula that takes into account the benchmarking results of remuneration for members of the board of directors. Annual Total Remuneration is set based on consolidated operating income and the fluctuation of the market capitalization of Toyota, and then adjusted based on individual performance evaluation. Starting fiscal 2022, Toyota introduced the individual performance evaluation for the chairman, vice chairman and president. Individual performance evaluation takes into account various factors such as initiatives in keeping with the spirit of the Toyoda Precepts which set forth Toyota’s founding philosophy, trust from his or her peers and contribution to the promotion of human resources development. The Individual performance evaluation is set within the range of 50% above or below Annual Total Remuneration in accordance with the position and job responsibilities, and the amount of the annual total remuneration for each member of the board of directors is calculated based on such evaluation results.
Directors with Foreign Citizenship (Excluding Outside Members of the Board of Directors)
Fixed remuneration and performance-based remuneration are set based on the remuneration levels and structures that allow Toyota to secure and retain talented personnel. Fixed remuneration is set, taking into account each member’s job responsibilities and the remuneration standards of such member’s home country. Performance-based remuneration is set based on consolidated operating income, the fluctuation of the market capitalization of Toyota and individual performance, taking into account each member’s job responsibilities and the remuneration standards of such member’s home country. The concept of each item is the same as that for directors with Japanese citizenship (excluding outside members of the board of directors). There are cases where Toyota provides income tax compensation for certain members of the board of directors in light of the difference in income tax rates with those of his or her home country.
Compensation
[The aggregate amount of remuneration, including bonuses, accrued for all members of the board of directors and audit & supervisory board members as a group by Toyota for services in all capacities was ¥2,705 million during fiscal 2022.

Toyota Motor Corporation and its subsidiaries have not set aside or accrued any amounts to provide pension, retirement or similar benefits to members of the board of directors and audit & supervisory board members of Toyota Motor Corporation.
Toyota’s Annual Securities Report filed with the Kanto Local Bureau of Finance on June 23, 2022, contained the following information concerning compensation in fiscal 2022 on a consolidated basis for members of the board of directors and audit & supervisory board members whose total compensation exceeded ¥100 million during such period:

Name, Position	Classification of Company	Compensation per Type (million yen)					Total Compensation (millions of yen)
		Fixed Compensation	Performance-based Compensation			Retirement Benefits
		Monthly Compensation	Bonus	Share Compensation
Takeshi Uchiyamada, Member of the Board of Directors	Toyota Motor Corporation	118	79	76 (37,000 shares	)	—	273
Shigeru Hayakawa, Member of the Board of Directors	Toyota Motor Corporation	74	1	81 (39,000 shares	)	—	156
Akio Toyoda, Member of the Board of Directors	Toyota Motor Corporation	204	0	481 (230,000 shares	)	—	685
Koji Kobayashi, Member of the Board of Directors	Toyota Motor Corporation	78	0	100 (48,000 shares	)	—	178
James Kuffner, Member of the Board of Directors	Toyota Motor Corporation	152	100	—		—	906
	Consolidated subsidiary (Woven Planet Holdings, Inc.*)	642	13	—		—

*	Fixed compensation that Woven Planet Holdings, Inc., Toyota’s consolidated subsidiary, pays to James Kuffner includes fixed compensation that is paid trimonthly and annually.
The amounts above were recorded as expenses in fiscal 2022.
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
Under the provisions of the Companies Act, if Toyota decides the terms of an agreement promising that Toyota will compensate a member of the board of directors for all or part of certain expenses incurred by the member of the board of directors, such a decision must be made by a resolution of the board of directors. Under the provisions of the Companies Act, if Toyota decides the terms of an insurance agreement to be executed with an insurer, under which a member of the board of directors is the insured, and which promises that the insurer will compensate for damage arising from the member of the board of directors being held liable in relation to the execution of his or her duties or from a liability claim filed against the member of the board of directors, such decision must be made by a resolution of the board of directors.
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
The Executive Compensation Meeting reviews the remuneration system for members of the board of directors and senior management and determines the amount of remuneration for each member of the board of directors, taking into account factors such as corporate performance as well as individual job responsibilities and performance. The members of the meeting are Takeshi Uchiyamada, the Chairman of the Board of Directors, and Kenta Kon, Ikuro Sugawara, Sir Philip Craven and Teiko Kudo, each, a Member of the Board of Directors.
6.D EMPLOYEES
The total number of Toyota employees, on a consolidated basis, was 372,817 as of March 31, 2022, 366,283 as of March 31, 2021 and 361,907 as of March 31, 2020. The following tables set forth a breakdown of persons employed by business segment and by geographic location as of March 31, 2022.

Segment	Number of Employees	Location	Number of Employees
Automotive	330,184	Japan	203,948
Financial services	13,140	North America	55,471
All other	24,258	Europe	24,852
Unallocated	5,235	Asia	66,328
		Other*	22,218

Total	372,817	Total	372,817

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
In Japan, basic wages and other working conditions are negotiated annually. In addition, in accordance with Japanese national custom, each employee is also paid a semi-annual bonus. Bonuses are negotiated at the time of wage negotiations and are based on Toyota’s financial results, prospects and other factors. The average wage increase for all union members, excluding bonuses, in Japan was approximately 2.62% in fiscal 2022.
In general, Toyota considers its labor relations with all of its workers to be good. However, Toyota is currently a party to, and otherwise from time to time experiences, labor disputes in some of the countries in which it operates. Toyota does not expect any disputes to which it is currently a party to materially affect Toyota’s consolidated financial position.
Toyota’s average number of temporary employees on a consolidated basis was 87,120 during fiscal 2022.
6.E SHARE OWNERSHIP
For information on the number of shares of Toyota’s common stock held by each member of the board of directors and audit & supervisory board member as of June 2022, see “— Directors and Senior Management.”
None of Toyota’s shares of common stock entitles the holder to any preferential voting rights. As of March 31, 2022, Toyota does not have any stock option plan for which stock options or stock acquisition rights are exercisable or will become exercisable in the future.

Toyota’s board of directors resolves the share compensation within the maximum share compensation amount of 4.0 billion yen per year (also, the total number of Toyota’s shares of common stock to be allotted shall not exceed a maximum of 4 million shares per year in total for eligible members of the board of directors (excluding outside members of the board of directors)) established at the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019 and the 118th Ordinary General Shareholders’ Meeting held on June 15, 2022. The overview of the share compensation is as follows.

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
Total number of shares to be allotted
Maximum of 4,000,000 shares per year in total to eligible members of the board of directors
(Provided, however, that if a stock split, including a gratis allotment, or a reverse stock split of Toyota’s common stock is carried out after June 15, 2022, or in case of events that otherwise require an adjustment to the total number of Toyota’s shares of common stock to be issued or disposed of as restricted share compensation, such total number of shares will be adjusted to a reasonable extent.)

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
Toyota also has an employee stock ownership association in Japan for employees and full time and part time company advisors. Members of the employee stock ownership association set aside certain amounts from their monthly salary and bonuses to purchase Toyota’s common stock through the employee stock ownership association. As of March 31, 2022, the employee stock ownership association held 74,096,504 shares of Toyota’s common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A MAJOR SHAREHOLDERS
As of March 31, 2022, 16,314,987,460 shares of Toyota’s common stock (of which 2,536,685,916 shares were treasury stock and 13,778,301,544 shares were outstanding) were issued. Toyota resolved at its board of directors meeting held on December 14, 2020 to exercise Toyota’s cash call option to acquire all outstanding Model AA Class Shares and, subject to such acquisition, to cancel all Model AA Class Shares pursuant to the Companies Act. Toyota completed the acquisition of all outstanding Model AA Class Shares on April 2, 2021 and cancelled them on April 3, 2021. Information concerning beneficial ownership of Toyota’s common stock in the table below was prepared from information known to Toyota or that could be ascertained from public filings, including filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Financial Instruments and Exchange Law of Japan.
Under the Financial Instruments and Exchange Law, any person who becomes, beneficially and solely or jointly, a holder, including, but not limited to, a deemed holder who manages shares for another holder pursuant to a discretionary investment agreement, of more than 5% of the total issued shares of a company listed on a Japanese stock exchange (including American Depositary Shares, or ADSs, representing such shares) must file a report concerning the shareholding with the director of the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, solely or jointly, of more than 5% of the total issued shares of a company increases or decreases by 1% or more, or if any change to a material matter set forth in any previously filed reports occurs.
Based on information known to Toyota or that can be ascertained from public filings, the following table sets forth the beneficial ownership of holders of 5% or more of Toyota’s common stock as of the most recent practicable date.

Name of Beneficial Owner	Number of Shares of Common Stock (in thousands)	Percentage of Outstanding Voting Shares of Common Stock
Toyota Industries Corporation	1,192,331	8.68
According to The Bank of New York Mellon, depositary for Toyota’s ADSs (the “Depositary”), as of March 31, 2022, 295,944,975 shares of Toyota’s common stock were held in the form of ADSs and there were 1,766 ADS holders of record and 431,983 beneficial owners in the United States. According to Toyota’s register of shareholders, as of March 31, 2022, there were 813,254 holders of common stock of record worldwide. As of March 31, 2022, there were 479 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 10.2% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.
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
Toyota resolved at its board of directors meeting held on May 12, 2021 to split each share of common stock of Toyota as of September 30, 2021, the record date, into five shares, effective October 1, 2021. Toyota decided to do so in order to create an environment in which Toyota shares are more accessible to a broader base of investors by reducing the price per investment unit. In conjunction with the stock split, in accordance with Article 184, Paragraph 2 of the Companies Act, Toyota amended its articles of incorporation to increase the total number of shares of common stock which Toyota is authorized to issue from 10,000,000,000 to 50,000,000,000 on October 1, 2021, the effective date of the stock split.
7.B RELATED PARTY TRANSACTIONS
Business Relationships
Toyota purchases materials, supplies and services, among others, from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s associates and joint ventures accounted for by the equity method and those firms with which certain members of Toyota’s board of directors are affiliated. Toyota purchased materials, supplies and services, among others, from these associates and joint ventures in the amount of ¥7,947.0 billion in fiscal 2022. Toyota also sells its products and services, among others, to Toyota’s associates and joint ventures accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota sold products and services, among others, to these associates and joint ventures entities in the amount of ¥2,362.3 billion in fiscal 2022. See note 32 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with associates and joint ventures.
Loans
Toyota regularly has trade accounts and other receivables by, and accounts payable to, Toyota’s associates and joint ventures accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota had outstanding trade accounts and other receivables by these associates and joint ventures in the amount of ¥366.4 billion as of March 31, 2022. Toyota had outstanding trade accounts and other payables to these associates and joint ventures in the amount of ¥1,091.5 billion as of March 31, 2022.
Toyota, from time to time, provides short- to medium-term loans to its associates and joint ventures, as well as loans under a loan program established by certain subsidiaries to assist their executives and members of the board of directors with the purchase of homes. As of March 31, 2022, an aggregate amount of ¥185.5 billion in loans was outstanding to its associates and joint ventures accounted for by the equity method. Toyota believes that each of these loans was entered into in the ordinary course of business.
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

4.	Not applicable.

5.	Not applicable.

6.	Export Sales. See “Operating and Financial Review and Prospects — Operating Results — Overview — Geographic Breakdown.”

7.	Legal and Arbitration Proceedings. See “Information on the Company — Business Overview — Legal Proceedings.”

8.	Dividend Information.

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
At the 111th Ordinary General Shareholders’ Meeting held in June 2015, Toyota’s shareholders approved amendments to Toyota’s articles of incorporation permitting the issuance of Model AA Class Shares in the future. Toyota resolved at its board of directors meeting held on December 14, 2020 to exercise Toyota’s cash call option to acquire all outstanding First Series Model AA Class Shares and, subject to such acquisition, to cancel all First Series Model AA Class Shares pursuant to the Companies Act. Toyota completed the acquisition of all outstanding First Series Model AA Class Shares on April 2, 2021 and cancelled them on April 3, 2021. At the 117th Ordinary General Shareholders’ Meeting held in June 2021, Toyota’s shareholders approved amendments to Toyota’s articles of incorporation to, among other things, eliminate the First Series Model AA Class Shares through the Fifth Series Model AA Class Shares as classes of Toyota’s capital stock, effective June 16, 2021. Prior to the June 16, 2021 amendment, the articles of incorporation provided that, in the event that Toyota paid a year-end
dividend to holders of common stock, it would pay a
year-end
dividend to any holders of Model AA Class Shares or registered pledgees of Model AA Class Shares of record as of the record date for the year-end
dividend, in the amount payable on the Model AA Class Shares pursuant to their terms (“AA Dividends”), in preference to holders of common stock or registered pledgees of common stock.
In addition to these
year-end
dividends, Toyota may pay an interim dividend in the form of cash distributions from its distributable surplus to holders of common stock and pledgees of common stock of record as of September 30, the record date, in each year by a resolution of its board of directors. Prior to the June 16, 2021 amendment, the articles of incorporation provided that, in the event that Toyota paid such interim dividends, Toyota would pay an amount equivalent to one-half
of the AA Dividends as an interim dividend to any holders of Model AA Class Shares or registered pledgees of Model AA Class Shares of record as of the record date for the interim dividend, in preference to holders of common stock or registered pledgees of common stock.
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

	Cash Dividends per Common Share
Period Ended	Yen		U.S. dollars
September 30, 2019	100.0		0.92
March 31, 2020	120.0		1.11
September 30, 2020	105.0		0.99
March 31, 2021	135.0		1.22
September 30, 2021	120.0		1.07
March 31, 2022	28.0		1.15
	<140.0	>*	<0.23	>*

*
The numbers in angle brackets are calculated based on a
“pre-stock
split” basis, that is, on the assumption that the
five-for-one
stock split that Toyota effected on October 1, 2021 had not taken place.

Toyota deems the benefit of its shareholders as one of its priority management policies, and it will continue to work to improve its corporate culture to realize sustainable growth in order to enhance its corporate value. Toyota will strive for the stable and continuous payment of dividends, seeking to maintain and improve upon the consolidated payout ratio of 30% to its shareholders.
With a view to surviving tough competition and transitioning to a mobility company, Toyota will aim to utilize its internal funds mainly for investment in growth for the next generation, such as environmental technologies to achieve a carbon-neutral society and safety technologies for the safety and security of its customers, and also for the stakeholders such as employees, business partners and local communities.
Considering these factors, with respect to the dividends for fiscal 2022, Toyota has determined to pay a year-end
dividend of 28 yen (140 yen on a
pre-stock
split basis) per share of common stock by a resolution of the board of directors pursuant to Toyota’s articles of incorporation. As a result, combined with the interim dividend of 24 yen (120 yen on a pre-stock
split basis) per share of common stock, the annual dividend will be 52 yen (260 yen on a pre-stock
split basis) per share of common stock, and the total amount of the dividends on common stock for the year will be 718.2 billion yen.
Furthermore, Toyota resolved, at its board of directors meeting held on May 11, 2022, to repurchase up to 140 million shares of its common stock between June 17, 2022 and September 30, 2022 at a total maximum purchase price of 200 billion yen.
Toyota intends to repurchase shares more flexibly than before with the aim of promoting capital efficiency by comprehensively taking into consideration its investment in growth, level of its dividends, its cash reserves and the price level of its common stock.
Specifically, of the total maximum purchase price of 200 billion yen, a maximum of 100 billion yen will be used for share repurchases that are to be conducted more flexibly than before based on factors such as the price level of its common stock.
8.B SIGNIFICANT CHANGES
Except as disclosed in this annual report, there have been no significant changes since the date of Toyota’s latest annual financial statements.
ITEM 9. THE OFFER AND LISTING
9.A LISTING DETAILS
Shares of Toyota common stock are traded on the Tokyo Stock Exchange and the Nagoya Stock Exchange under the ticker symbol “7203” in Japan, and on the London Stock Exchange under the ticker symbol “TYT.” Toyota’s ADSs, each representing ten shares of Toyota common stock, are listed on the New York Stock Exchange, or NYSE, under the ticker symbol “TM.”
9.B PLAN OF DISTRIBUTION
Not applicable.
9.C MARKETS
The primary trading market for Toyota’s common stock is the Tokyo Stock Exchange. The common stock is also listed on the Nagoya Stock Exchange and on the London Stock Exchange.

Since September 29, 1999, American Depositary Shares, each equal to ten shares of Toyota’s common stock, have been traded and listed on the New York Stock Exchange through a sponsored ADS facility operated by The Bank of New York Mellon, as Depositary. Prior to that time, Toyota’s ADSs were listed on the Nasdaq SmallCap Market through five unsponsored ADS facilities.
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
In conjunction with the stock split, in accordance with Article 184, Paragraph 2 of the Companies Act, Toyota amended its articles of incorporation to increase the total number of shares of common stock which Toyota is authorized to issue from 10,000,000,000 to 50,000,000,000 on October 1, 2021, the effective date of the stock split.
10.B MEMORANDUM AND ARTICLES OF ASSOCIATION
Except as otherwise stated, set forth below is information relating to Toyota’s common stock, including brief summaries of the relevant provisions of Toyota’s articles of incorporation and share handling regulations, as currently in effect, and of the Companies Act, Act Concerning Book-Entry Transfer of Corporate Bonds, Shares and Other Securities and related legislation.
General
Toyota’s authorized number of shares as of March 31, 2022 was 50,000,000,000 shares, of which 16,314,987,460 shares of common stock have been issued. In conjunction with the cancellation of all of the Model AA Class Shares on April 3, 2021, Toyota’s articles of incorporation were amended at the 117th Ordinary General Shareholders’ Meeting held in June 2021.
Toyota does not issue share certificates for its shares. In accordance with the Companies Act, the Book- Entry Transfer Act and Toyota’s articles of incorporation, Toyota’s common stock are recorded or registered on (i) Toyota’s register of shareholders and (ii) transfer account books of the Japan Securities Depository Center, Inc. (“JASDEC”) which is a book-entry transfer institution, and securities firms, banks or other account management institutions. The transfer of common stock will generally become effective once the transfer is recorded in the transferee’s account. There are no restrictions imposed by Toyota’s articles of incorporation or share handling regulations on the transfer of common stock. In order to assert shareholders’ rights against

Toyota, a shareholder must generally have his or her name and address recorded or registered on Toyota’s register of shareholders. A holder of common stock can assert minority shareholders’ rights (shareholders’ rights for which Toyota has not set a record date) against Toyota if JASDEC provides an individual shareholder notice to Toyota upon the shareholder’s request. The shareholder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights.
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
Japanese Unit Share System
General
. Consistent with the requirements of the Companies Act, Toyota’s articles of incorporation provide that 100 shares constitute one “unit.” Although the number of shares constituting a unit is included in the articles of incorporation, any amendment to the articles of incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by a resolution of the board of directors rather than by a special shareholders resolution, which is otherwise required for amending the articles of incorporation.
Voting Rights under the Unit Share System
. Under the unit share system, shareholders have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.
Purchase by Toyota of Shares Constituting Less Than a Unit
. A holder of shares constituting less than a full unit may require Toyota to purchase those shares at their market value in accordance with the provisions of Toyota’s share handling regulations and the Companies Act.
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
Pursuant to the amendments to the Companies Act with effect on September 1, 2022 which applies to all Japanese listed companies, including Toyota, and the amendments to its articles of incorporation approved at the 118th General Shareholders’ Meeting held on June 15, 2022, Toyota will implement the electronic provision measures (“Electronic Provision”) for the information contained in the reference materials, etc. for general shareholders’ meetings to be held on or after March 1, 2023.
After the Electronic Provision goes into effect, the convocation notice of shareholders’ meeting must set forth the information contained in the reference materials, etc. for general shareholders’ meetings being provided through the Electronic Provision and the URL of the website used for the Electronic Provision, in addition to the place, the time and the purpose of the meeting. The information contained in the reference materials, etc. for general shareholders’ meetings must be posted on a website from the earlier of the date three weeks prior to the date set for the meeting or the date on which the convocation notice of shareholders’ meeting is dispatched until the date on which three months have elapsed from the meeting. In general, any shareholder is entitled to request printed paper copies of the information contained in the reference materials, etc. for general shareholders’ meetings by the record date for voting rights at the relevant general shareholders’ meeting.
Shareholders may exercise their voting rights by attending the general shareholders’ meeting or in writing by mail. Shareholders who choose to exercise their voting rights by mail must fill out and return to Toyota the voting right exercise form enclosed with the convocation notice of the general shareholders’ meeting by the date specified in such convocation notice. In addition, from the general shareholders’ meeting for fiscal 2009, shareholders may exercise their voting rights through the internet. Shareholders electing to exercise their voting rights through the internet must log on to the “Website to Exercise Voting Rights” using the login ID and temporary password provided in the voting right exercise form enclosed with the convocation notice and submit their votes by a date specified in the convocation notice, following instructions appearing on the website. Institutional investors may also use the Electronic Proxy Voting Platform operated by Investor Communications Japan to exercise their voting rights through the use of the Internet, if such institutional investor applies to use the platform in advance. Shareholders may also exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Toyota may refuse a shareholder having two or more proxies attend a general shareholders’ meeting.
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
In general, for purposes of the Treaty and for U.S. federal income and Japanese income tax purposes, owners of American Depositary Receipts evidencing ADSs will be treated as the owners of the shares of common stock represented by those ADSs, and exchanges of shares of common stock for ADSs, and exchanges of ADSs for shares of common stock, will not be subject to U.S. federal income or Japanese income tax.
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
non-resident
Holders, other than any
non-resident
Holder who is an individual holding three percent or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20.42 percent withholding tax rate is reduced to 15.315 percent for dividends due and payable on or before December 31, 2037. These rates include a special additional withholding tax (2.1 percent of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake.
At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent, ten percent or five percent for portfolio investors (15 percent under the income tax treaties in force with, among other countries, Canada, Denmark, Finland, Germany, Iceland, Ireland, Italy, Luxembourg, New Zealand, Norway and Singapore, ten percent under the income tax treaties with, among other countries, Australia, Austria, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the U.K. and the United States, and five percent under the income tax treaties with, among others, Spain).
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
The U.S. dollar amount of a dividend paid in Japanese yen will be determined based on the Japanese yen/ U.S. dollar exchange rate in effect on the date that the dividend is included in the gross income of the U.S. Holder, regardless of whether the payment is converted into U.S. dollars on that date. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date that payment is converted into U.S. dollars (or otherwise disposed of) will be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss.
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
For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of common stock or ADSs will constitute income from sources outside the United States, and will generally be “passive category income” or, in the case of certain U.S. Holders, “general category income.” Any Japanese withholding tax imposed in respect of a Toyota dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, subject to a number of complex limitations and conditions, including those introduced by recently issued U.S. Treasury regulations that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021. A U.S. Holder’s use of a foreign tax credit with respect to any such Japanese income or withholding taxes would generally not be allowed unless such U.S. Holder elects benefits under an applicable income tax treaty with respect to such tax. A U.S. Holder who does not elect to claim a credit for any creditable foreign income taxes paid during the taxable year may instead claim a deduction in the computation of such U.S. Holder’s taxable income. Special rules generally will apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential U.S. federal income tax rates. Additionally, special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:
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
Toyota does not believe that it was a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2022, and currently intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually and the application of the PFIC rules to a corporation such as Toyota (which among other things is engaged in leasing and financing through several subsidiaries) is not entirely clear, no assurances can be made regarding determination of its PFIC status in the current or any future taxable year. If Toyota is determined to be a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares of common stock or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate
U.S. Holder receives from Toyota will not be eligible for the reduced U.S. federal income tax rates on dividends described above if Toyota is a PFIC either in the taxable year of the dividend or the preceding taxable year. If a U.S. Holder owns shares of common stock or ADSs in any taxable year in which Toyota is a PFIC, such U.S. Holder generally would be required to file Internal Revenue Service (“IRS”) Form 8621 (or other form specified by the U.S. Department of the Treasury) on an annual basis, subject to certain exceptions based on the value of PFIC stock held. Toyota will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.
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
10.F DIVIDENDS AND PAYING AGENTS
Not applicable.
10.G STATEMENT BY EXPERTS
Not applicable.
10.H DOCUMENTS ON DISPLAY
Toyota files annual reports on Form
20-F
and reports on Form
6-K
with the SEC. You may access this information through the SEC’s website (https://www.sec.gov). In addition, Toyota’s reports, proxy statements and other information may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Copies of the documents referred to herein may also be inspected at Toyota’s offices by contacting Toyota at 1
Toyota-cho,
Toyota City, Aichi Prefecture
471-8571,
Japan, attention: Capital Strategy & Affiliated Companies, Finance Division, telephone number:
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
Market risk analyses of risks such as foreign exchange risk, interest rate risk, commodity price fluctuation risk and stock price fluctuation risk are provided in note 19 to the consolidated financial statements.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A DEBT SECURITIES
Not applicable.
12.B WARRANTS AND RIGHTS
Not applicable.
12.C OTHER SECURITIES
Not applicable.
12.D AMERICAN DEPOSITARY SHARES
Fees and Charges for Holders of American Depositary Shares
The Bank of New York Mellon, as Depositary for the ADSs, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting
services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
•  Delivery of ADSs, including those resulting from a distribution, sale or exercise of shares or rights or other property

•  Surrender of ADSs for the purpose of withdrawal including if the deposit agreement terminates

$0.05 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for delivery of ADSs	• Distribution of securities or rights distributed to holders of deposited securities that are distributed by the Depositary to ADS registered holders

$0.05 (or less) per ADS per year	• General depositary services

Registration fees	• Registration of transfer of shares on Toyota’s share register to or from the name of the Depositary or its nominee or the custodian or its nominee when shares are deposited or withdrawn

Fees and expenses of the Depositary	• Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS	• As necessary

Any other charges payable by the Depositary, the custodian or their respective agents in connection with the servicing of the deposited securities	• As necessary
Fees Incurred in Fiscal 2022
For fiscal 2022, the Depositary paid to Toyota, or paid to a third party at Toyota’s instruction, an aggregate of $854,666 for standard out-of-pocket
maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls), Toyota’s continuing annual stock exchange listing fees with respect to the ADSs, expenses relating to Toyota’s annual general shareholders’ meeting that are incurred with respect to Toyota’s ADS holders and 50% of the net dividend fees collected by the Depositary.
Fees to be Paid in the Future
With regards to the ADS program, the Depositary has agreed to pay the standard out-of-pocket
maintenance costs for the ADSs, which includes the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile and telephone calls. It has also agreed to pay for investor relations expenses, the continuing annual stock exchange listing fees with respect to the ADSs, and any other program related expenses. The limit on the amount of expenses for which the Depositary will pay is the sum of $300,000 annually. In addition, the Depositary has agreed to pay Toyota 50% of the net dividend fees collected by the Depositary during each annual period towards the aforementioned expenses.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
(a) DISCLOSURE CONTROLS AND PROCEDURES
Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of fiscal 2022. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Form
20-F
that Toyota files under the Exchange Act is accumulated and communicated to its management, including the chief executive officer and the principal accounting and financial officer, to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensure that the Form
20-F
that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Toyota’s President and Representative Director, who concurrently serves as CEO, and the member of the board of directors who concurrently serves as CFO. Toyota’s disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. The President and Representative Director as well as the member of the board of directors have concluded that Toyota’s disclosure controls and procedures are effective at the reasonable assurance level.
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
Based on this evaluation, management concluded that Toyota’s internal control over financial reporting was effective as of March 31, 2022.
PricewaterhouseCoopers Aarata LLC, an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Toyota’s internal control over financial reporting as of March 31, 2022, as stated in its report included herein.
(c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
Toyota’s independent registered public accounting firm, PricewaterhouseCoopers Aarata LLC, has issued an audit report on the effectiveness of Toyota’s internal control over financial reporting. This report appears in Item 18.
(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes in Toyota’s internal control over financial reporting during fiscal 2022 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.
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
PricewaterhouseCoopers Aarata LLC has audited the financial statements of Toyota included in this annual report on Form
20-F.
The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Aarata LLC and the various network and member firms of PricewaterhouseCoopers to Toyota in fiscal 2021 and fiscal 2022.

	Yen in millions
	2021	2022
Audit Fees (1)	4,602	5,460
Audit-related Fees (2)	70	52
Tax Fees (3)	373	351
All Other Fees (4)	185	181

Total	5,230	6,045

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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth purchases of Toyota’s common stock by Toyota and its affiliated purchasers during fiscal 2022:

Period	(a) Total Number of Shares Purchased (1)(2)	(b) Average Price Paid per Share (Yen) (1)(2)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)(3)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (1)(3)
April 1, 2021 – April 30, 2021	6,480	8,442.05	—	—
May 1, 2021 – May 31, 2021	6,285	8,482.47	—	—
June 1, 2021 – June 30, 2021	11,025,155	9,785.95	11,008,000	—
July 1, 2021 – July 31, 2021	36,347,425	9,721.70	36,342,000	—
August 1, 2021 – August 31, 2021	64,503,960	9,620.58	64,498,500	—
September 1, 2021 – September 30, 2021	17,367,305	9,704.57	17,358,500	—
October 1, 2021 – October 31, 2021	2,470	1,965.89	—	—
November 1, 2021 – November 30, 2021	11,911,575	2,096.99	11,910,000	—
December 1, 2021 – December 31, 2021	20,121,741	2,063.71	20,120,000	—
January 1, 2022 – January 31, 2022	12,157,620	2,304.53	12,156,400	—
February 1, 2022 – February 28, 2022	15,174,545	2,213.82	15,173,600	—
March 1, 2022 – March 31, 2022	13,107,195	2,022.19	13,106,500	—

Total	201,731,756	—	201,673,500	—

(1)
Toyota effected a
five-for-one
stock split of shares of its common stock with a record date of September 30, 2021 and an effective date of October 1, 2021. The above numbers for the period from April 1, 2021 through September 30, 2021 are calculated based on the assumption that the stock split was implemented on April 1, 2021.

(2)
A portion of the above purchases were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Toyota to purchase shares that are a fraction of a unit, in accordance with Toyota’s share handling regulations. Toyota is required to comply with such requests pursuant to the Companies Act. See “Additional Information — Memorandum and Articles of Association — Japanese Unit Share System.” The number of shares purchased not pursuant to publicly announced plans or programs conducted in fiscal 2022 is 57,561 (calculated based on the assumption that the stock split was implemented on April 1, 2021).

(3)
Toyota announced on May 12, 2021 that it would repurchase up to 41 million shares (205 million shares after considering stock split) of its common stock between June 18, 2021 to September 30, 2021 at a total maximum purchase price of 250 billion yen, in order to return to shareholders the profits derived in fiscal 2021. Toyota also announced on November 4, 2021 that it would repurchase up to 120 million shares of its common stock between November 5, 2021 to March 31, 2022 at a total maximum purchase price of 150 billion yen in order to return to shareholders the profits derived in the first half of fiscal 2022. Toyota further announced on March 23, 2022 that it would repurchase up to 80 million shares of its common stock between March 24, 2022 to May 10, 2022 at a total maximum purchase price of 100 billion yen to provide more flexibility with respect to repurchases than in the past.

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
In addition, pursuant to the regulations of the Japanese stock exchanges, Toyota is required to have one or more “independent director(s)/audit & supervisory board member(s),” defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside audit & supervisory board members” (as defined under the Companies Act), who are unlikely to have any conflicts of interests with Toyota’s general shareholders, and is also required to make efforts to have at least one “independent director(s)/audit & supervisory board member(s)” who is also a director. Each of the outside members of the board of directors of Toyota satisfies the “independent director/audit & supervisory board member” requirements under the regulations of the Japanese stock exchanges. The Japanese Corporate Governance Code provides that certain listed companies, including Toyota, should appoint at least one third of their directors as “independent outside directors” as defined based on the criteria for assessing director independence established by Toyota in line with the independence standards of the Japanese stock exchanges. The content of the criteria for assessing director independence established by Toyota is the same as that of the independence standards of the Japanese stock exchanges, and each of the outside members of the board of directors of Toyota satisfies the “independent outside director” requirements under such independence standards. The definition of “independent director/audit & supervisory board member” and “independent outside director” is different from that of the definition of independent director under the NYSE Corporate Governance Rules.
2.
Committees.
Under the Companies Act, Toyota has elected to structure its corporate governance system as a company with audit & supervisory board members who are under a statutory duty to monitor, review and report on the management of the affairs of Toyota. Toyota, as with other Japanese companies with an audit & supervisory board, does not have certain committees that are required of U.S. listed companies subject to the NYSE Corporate Governance Rules, including those that are responsible for director nomination, corporate governance and executive compensation. However, members of Toyota’s Executive Appointment Meeting, a majority of whom are outside directors, discuss recommendations to the board of directors concerning the appointment and dismissal of members of the board of directors and the Executive Appointment Meeting discuss the details of the proposals to audit & supervisory board. Members of the Executive Compensation Meeting, a majority of whom are outside directors, review the remuneration system for members of board of directors and senior management as well as determine the amount of remuneration for each member of the board of directors. The Japanese Corporate Governance Code provides that certain listed companies, including Toyota, generally should have the majority of the members of each of certain committees be independent directors, and those committees of Toyota satisfy that principle.

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
Each of the outside audit & supervisory board members of Toyota satisfies the “independent director/ audit & supervisory board member” requirements under the regulations of the Japanese stock exchanges, as described above in “1. Members of the Board of Directors.”
4.
Corporate Governance Guidelines.
Unlike the NYSE Corporate Governance Rules, Toyota is not required to adopt the Japanese Corporate Governance Code under Japanese laws and regulations, including the Companies Act, the Financial Instruments and Exchange Law of Japan and stock exchange rules. However, if Toyota does not comply with the Japanese Corporate Governance Code, it is required to explain the reasons why it does not do so in accordance with the regulations of the Japanese stock exchanges. In addition, Toyota is required to resolve at the board of directors matters relating to a system, which is required under the ordinance of the Ministry of Justice (“internal control system” or “
naibu-tosei
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
5.
Code of Business Conduct and Ethics.
Similar to the NYSE Corporate Governance Rules, under the Japanese Corporate Governance Code, Toyota is encouraged to adopt a code of conduct regarding ethical business activities for members of the board of directors, officers and employees. Toyota has resolved matters relating to maintenance of an “internal control system,” or “
naibu-tosei,”
in order to ensure its employees comply with laws, regulations and the articles of incorporation, etc., pursuant to the Companies Act, and Toyota maintains guidelines and internal regulations such as “Guiding Principles at Toyota,” “Toyota Code of Conduct” and a code of ethics pursuant to Section 406 of the Sarbanes-Oxley Act. Please see “Code of Ethics” for additional information.
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
Financial statements of 50% or less owned persons accounted for by the equity method have been omitted because none of them meets the significance tests specified in Rule 3-09 of Regulation S-X.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
Toyota Jidosha Kabushiki Kaisha
(“Toyota Motor Corporation”)
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Toyota Motor Corporation and its subsidiaries (collectively referred to as the “Company”) as of March 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2022, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in
Internal Control—Integrated Framework
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
Liabilities for the costs of recalls and other safety measures
As described in Notes 3 and 24 to the consolidated financial statements, the Company accrues for costs of recalls and other safety measures. As of March 31, 2022, estimated liabilities for the costs of recalls and other safety measures totaled ¥1,171,213 million and were included in liabilities for quality assurance in the consolidated statement of financial position. The Company measures the majority of liabilities for the costs of recalls and other safety measures at the time of vehicle sales comprehensively by aggregate sales of various models in a certain period by geographical regions. However, when circumstances warrant, the Company measures liabilities for costs of a particular recall or other safety measures using an individual model when they are probable and reasonably estimable. Management calculates the liabilities for the costs of recalls and other safety measures that are determined comprehensively based on the accumulated amount of repair cost paid and pattern of actual payment occurrence.
The principal considerations for our determination that performing procedures relating to liabilities for the costs of recalls and other safety measures that are determined comprehensively is a critical audit matter are 1) significant judgment and estimation was required by management when developing the liabilities which in turn led to a high degree of auditor judgment and subjectivity in performing procedures to evaluate management’s assumptions; and 2) significant audit effort was necessary relating to testing the accumulated amount of repair cost paid and pattern of actual payment occurrence utilized in developing the estimate. In addition, the audit effort included the involvement of professionals with specialized skills and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
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
Allowance for Credit Losses—Retail finance receivables
As described in Notes 3, 8 and 19 to the consolidated financial statements, the Company measures an allowance for credit losses on its retail finance receivables by estimating the expected credit losses at the reporting date. As of March 31, 2022, ¥230,104 million of the allowance for credit losses corresponding to ¥17,647,440 million of retail finance receivables was recorded in the consolidated statement of financial position. The allowance for credit losses on retail finance receivables is measured based on a systematic, ongoing review and evaluation performed as part of the credit risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral, forward-looking information including movements of the world economy and other pertinent factors. In calculating the expected credit losses, the Company uses the probability of a default and the loss rate in the event of a default based on past experience and then reflects adjustments based on its forecasts of current and future economic conditions. Retail finance receivables within the United States represent approximately a half of the consolidated retail finance receivables as of March 31, 2022.
The principal considerations for our determination that performing procedures relating to the allowance for credit losses on retail finance receivables is a critical audit matter are 1) there was a significant amount of judgment by management when determining assumptions of the probability of a default, the loss rate in the event of a default, and adjustments based on the forecasts of current and future economic conditions used in the estimating of the allowance for credit losses, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures to evaluate those management’s assumptions and adjustments; 2) there was a high level of complexity in assessing audit evidence related to management’s estimate. In addition, the audit effort included the involvement of professionals with specialized skills and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
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
June 2
3
, 202
2
We have served as the Company’s auditor since 2006.

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		Yen in millions
	Notes	March 31, 2021	March 31, 2022
Assets
Current assets
Cash and cash equivalents	6	5,100,857	6,113,655
Trade accounts and other receivables	7	2,958,742	3,142,832
Receivables related to financial services	8	6,756,189	7,181,327
Other financial assets	9	4,215,457	2,507,248
Inventories	10	2,888,028	3,821,356
Income tax receivable		112,458	163,925
Other current assets		745,070	791,947

Total current assets		22,776,800	23,722,290

Non-current assets
Investments accounted for using the equity method	11	4,160,803	4,837,895
Receivables related to financial services	8	12,449,525	14,583,130
Other financial assets	9	9,083,914	9,517,267
Property, plant and equipment
Land	12	1,345,037	1,361,791
Buildings	12	4,999,206	5,284,620
Machinery and equipment	12	12,753,951	13,982,362
Vehicles and equipment on operating leases	12	6,203,721	6,781,229
Construction in progress	12	675,875	565,528

Total property, plant and equipment, at cost	12	25,977,791	27,975,530

Less - Accumulated depreciation and impairment losses	12	(14,566,638)	(15,648,890)

Total property, plant and equipment, net	12	11,411,153	12,326,640

Right of use assets	13	390,144	448,412
Intangible assets	14	1,108,634	1,191,966
Deferred tax assets	15	336,224	342,202
Other non-current assets	23	549,942	718,968

Total non-current assets		39,490,339	43,966,482

Total assets		62,267,140	67,688,771

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION—(Continued)

		Yen in millions
	Notes	March 31, 2021	March 31, 2022
Liabilities
Current liabilities
Trade accounts and other payables	16	4,045,939	4,292,092
Short-term and current portion of long-term debt	17	12,212,060	11,187,839
Accrued expenses		1,397,140	1,520,446
Other financial liabilities	18	763,875	1,046,050
Income taxes payable		350,880	826,815
Liabilities for quality assurance	24	1,482,872	1,555,711
Other current liabilities		1,207,700	1,413,208

Total current liabilities		21,460,466	21,842,161

Non-current liabilities
Long-term debt	17	13,447,575	15,308,519
Other financial liabilities	18	323,432	461,583
Retirement benefit liabilities	23	1,035,096	1,022,749
Deferred tax liabilities	15	1,247,220	1,354,794
Other non-current liabilities		465,021	544,145

Total non-current liabilities		16,518,344	18,691,790

Total liabilities		37,978,811	40,533,951

Shareholders’ equity
Common stock	25	397,050	397,050
Additional paid-in capital	25	497,275	498,575
Retained earnings	25	24,104,176	26,453,126
Other components of equity	25	1,307,726	2,203,254
Treasury stock	25	(2,901,680)	(3,306,037)

Total Toyota Motor Corporation shareholders’ equity	25	23,404,547	26,245,969

Non-controlling interests		883,782	908,851

Total shareholders’ equity		24,288,329	27,154,820

Total liabilities and shareholders’ equity		62,267,140	67,688,771

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF INCOME

		Yen in millions
	Notes	For the year ended March 31, 2020	For the year ended March 31, 2021	For the year ended March 31, 2022
Sales revenues
Sales of products	26	27,693,693	25,077,398	29,073,428
Financial services	26	2,172,854	2,137,195	2,306,079

Total sales revenues	26	29,866,547	27,214,594	31,379,507

Costs and expenses
Cost of products sold		23,103,596	21,199,890	24,250,784
Cost of financial services		1,381,755	1,182,330	1,157,050
Selling, general and administrative		2,981,965	2,634,625	2,975,977

Total costs and expenses		27,467,315	25,016,845	28,383,811

Operating income		2,399,232	2,197,748	2,995,697

Share of profit (loss) of investments accounted for using the equity method	11	310,247	351,029	560,346
Other finance income	28	305,846	435,229	334,760
Other finance costs	28	(47,155)	(47,537)	(43,997)
Foreign exchange gain (loss), net		(94,619)	15,142	216,187
Other income (loss), net		(80,607)	(19,257)	(72,461)

Income before income taxes		2,792,942	2,932,354	3,990,532

Income tax expense	15	681,817	649,976	1,115,918

Net income		2,111,125	2,282,378	2,874,614

Net income attributable to
Toyota Motor Corporation		2,036,140	2,245,261	2,850,110
Non-controlling interests		74,985	37,118	24,504

Net income		2,111,125	2,282,378	2,874,614

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	29	145.49	160.65	205.23

Diluted	29	144.02	158.93	205.23

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Yen in millions
	Notes	For the year ended March 31, 2020	For the year ended March 31, 2021	For the year ended March 31, 2022
Net income		2,111,125	2,282,378	2,874,614
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	25	(243,853)	387,427	(49,242)
Remeasurements of defined benefit plans	25	(43,399)	216,272	136,250
Share of other comprehensive income of equity method investees	11,25	62,568	80,472	113,641

Total of items that will not be reclassified to profit (loss)		(224,684)	684,172	200,648

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	25	(362,098)	403,636	902,844
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	25	113,390	(83,503)	(154,174)
Share of other comprehensive income of equity method investees	11,25	(35,253)	8,172	193,811
Total of items that may be reclassified subsequently to profit (loss)		(283,961)	328,305	942,480
Total other comprehensive income, net of tax	25	(508,645)	1,012,476	1,143,129
Comprehensive income		1,602,480	3,294,854	4,017,742
Comprehensive income for the period attributable to
Toyota Motor Corporation		1,555,009	3,217,806	3,954,350
Non-controlling interests		47,472	77,048	63,392
Comprehensive income		1,602,480	3,294,854	4,017,742
The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended March 31, 2020

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2019		397,050	487,162	20,613,776	1,016,035	(2,606,925)	19,907,100	748,110	20,655,210

Comprehensive income
Net income		—	—	2,036,140	—	—	2,036,140	74,985	2,111,125
Other comprehensive income, net of tax	25	—	—	—	(481,131)	—	(481,131)	(27,514)	(508,645)

Total comprehensive income		—	—	2,036,140	(481,131)	—	1,555,009	47,472	1,602,480

Transactions with owners and other
Dividends paid	25	—	—	(618,801)	—	—	(618,801)	(54,956)	(673,756)
Repurchase of treasury stock	25	—	—	—	—	(500,309)	(500,309)	—	(500,309)
Reissuance of treasury stock	25	—	4,053	—	—	20,128	24,181	—	24,181
Change in scope of equity method		—	—	253,590	—	—	253,590	—	253,590
Equity transactions and other		—	(1,882)	—	—	—	(1,882)	(20,503)	(22,384)

Total transactions with owners and other		—	2,171	(365,211)	—	(480,181)	(843,221)	(75,458)	(918,679)

Reclassification to retained earnings	25	—	—	(50,644)	50,644	—	—	—	—

Balances at March 31, 2020		397,050	489,334	22,234,061	585,549	(3,087,106)	20,618,888	720,124	21,339,012

For the year ended March 31, 2021

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2020		397,050	489,334	22,234,061	585,549	(3,087,106)	20,618,888	720,124	21,339,012

Comprehensive income
Net income		—	—	2,245,261	—	—	2,245,261	37,118	2,282,378
Other comprehensive income, net of tax	25	—	—	—	972,546	—	972,546	39,930	1,012,476

Total comprehensive income		—	—	2,245,261	972,546	—	3,217,806	77,048	3,294,854

Transactions with owners and other
Dividends paid	25	—	—	(625,514)	—	—	(625,514)	(36,598)	(662,112)
Repurchase of treasury stock	25	—	—	—	—	(118)	(118)	—	(118)
Reissuance of treasury stock	25	—	15,041	—	—	185,544	200,585	—	200,585
Change in scope of consolidation		—	—	—	—	—	—	102,588	102,588
Equity transactions and other		—	(7,099)	—	—	—	(7,099)	20,620	13,521

Total transactions with owners and other		—	7,942	(625,514)	—	185,426	(432,147)	86,610	(345,537)

Reclassification to retained earnings	25	—	—	250,369	(250,369)	—	—	—	—

Balances at March 31, 2021		397,050	497,275	24,104,176	1,307,726	(2,901,680)	23,404,547	883,782	24,288,329

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

For the year ended March 31, 2022

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2021		397,050	497,275	24,104,176	1,307,726	(2,901,680)	23,404,547	883,782	24,288,329

Comprehensive income
Net income		—	—	2,850,110	—	—	2,850,110	24,504	2,874,614
Other comprehensive income, net of tax	25	—	—	—	1,104,240	—	1,104,240	38,889	1,143,129

Total comprehensive income		—	—	2,850,110	1,104,240	—	3,954,350	63,392	4,017,742

Transactions with owners and other
Dividends paid	25	—	—	(709,872)	—	—	(709,872)	(51,723)	(761,595)
Repurchase of treasury stock	25	—	—	—	—	(404,718)	(404,718)	—	(404,718)
Reissuance of treasury stock	25	—	227	—	—	362	588	—	588
Equity transactions and other		—	1,074	—	—	—	1,074	13,400	14,473

Total transactions with owners and other		—	1,300	(709,872)	—	(404,357)	(1,112,928)	(38,323)	(1,151,252)

Reclassification to retained earnings	25	—	—	208,712	(208,712)	—	—	—	—

Balances at March 31, 2022		397,050	498,575	26,453,126	2,203,254	(3,306,037)	26,245,969	908,851	27,154,820

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

		Yen in millions
	Notes	For the year ended March 31, 2020	For the year ended March 31, 2021	For the year ended March 31, 2022
Cash flows from operating activities

Net income		2,111,125	2,282,378	2,874,614
Depreciation and amortization		1,595,347	1,644,290	1,821,880
Interest income and interest costs related to financial services, net		(193,046)	(236,862)	(354,102)
Share of profit (loss) of investments accounted for using the equity method		(310,247)	(351,029)	(560,346)
Income tax expense		681,817	649,976	1,115,918
Changes in operating assets and liabilities, and other		(1,319,537)	(1,063,562)	(1,130,667)
(Increase) decrease in trade accounts and other receivables		257,588	5,027	118,652
(Increase) decrease in receivables related to financial services		(1,214,742)	(1,243,648)	(1,213,234)
(Increase) decrease in inventories		(163,109)	(242,769)	(725,285)
(Increase) decrease in other current assets		(308,342)	(163,473)	71,314
Increase (decrease) in trade accounts and other payables		(129,053)	384,142	152,399
Increase (decrease) in other current liabilities		258,904	282,197	410,546
Increase (decrease) in retirement benefit liabilities		43,270	55,281	60,419
Other, net		(64,053)	(140,319)	(5,478)
Interest received		798,458	776,748	835,739
Dividends received		318,408	294,520	347,387
Interest paid		(506,307)	(459,181)	(418,043)
Income taxes paid, net of refunds		(777,522)	(810,117)	(809,763)
Net cash provided by (used in) operating activities		2,398,496	2,727,162	3,722,615
Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others		(1,246,293)	(1,213,903)	(1,197,266)
Additions to equipment leased to others		(2,195,291)	(2,275,595)	(2,286,893)
Proceeds from sales of fixed assets excluding equipment leased to others		47,949	40,542	37,749
Proceeds from sales of equipment leased to others		1,391,193	1,371,699	1,542,132
Additions to intangible assets		(304,992)	(278,447)	(346,085)
Additions to public and corporate bonds and stocks		(2,405,337)	(2,729,171)	(2,427,911)
Proceeds from sales of public and corporate bonds and stocks		1,151,463	1,020,533	282,521
Proceeds upon maturity of public and corporate bonds		1,224,185	1,041,385	1,920,116
Other, net	33	212,473	(1,661,218)	1,898,143
Net cash provided by (used in) investing activities		(2,124,650)	(4,684,175)	(577,496)
Cash flows from financing activities
Increase (decrease) in short-term debt	17	279,033	(1,038,438)	(579,216)
Proceeds from long-term debt	17	5,690,569	9,656,216	8,122,678
Payments of long-term debt	17	(4,456,913)	(5,416,376)	(8,843,665)
Dividends paid to Toyota Motor Corporation common shareholders	25	(618,801)	(625,514)	(709,872)
Dividends paid to non-controlling interests		(54,956)	(36,598)	(51,723)
Reissuance (repurchase) of treasury stock		(476,128)	199,884	(404,718)
Net cash provided by (used in) financing activities		362,805	2,739,174	(2,466,516)
Effect of exchange rate changes on cash and cash equivalents		(141,007)	220,245	334,195
Net increase (decrease) in cash and cash equivalents		495,645	1,002,406	1,012,798
Cash and cash equivalents at beginning of year	6	3,602,805	4,098,450	5,100,857
Cash and cash equivalents at end of year	6	4,098,450	5,100,857	6,113,655

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
Toyota and its associates are primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, SUVs, trucks and related parts and accessories throughout the world. In addition, Toyota and its associates provide financing, vehicle leasing and certain other financial services primarily to its dealers and their customers to support the sales of vehicles and other products manufactured by Toyota and its associates.
2. Basis of preparation
(1) Compliance with international financial reporting standards
Toyota’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.
The consolidated financial statements were approved on June 23, 2022 by President, member of the Board of Directors Akio Toyoda and CFO, member of the Board of Directors Kenta Kon.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Non-monetary
assets and liabilities in foreign currencies that are measured at fair value are translated into the functional currency using the exchange rate on the date when the fair value was measured. Gains or losses on exchange differences arising from settlement of foreign currency receivables and payables or on their translations at the end of the reporting date are recognized in profit or loss. Furthermore, exchange differences arising from equity financial assets measured at fair value through other comprehensive income is recognized as other comprehensive income.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Toyota is exposed to risk of loss on the disposition of
off-lease
vehicles to the extent that sales proceeds are not sufficient to cover the carrying value of the leased asset at lease termination. Toyota evaluates at the end of each reporting period the estimated residual value to cover probable estimated losses related to unguaranteed residual values on its owned portfolio. The estimate is calculated considering projected vehicle return rates and projected loss severity. Factors considered in the determination of projected return rates and loss severity include historical and market information on used vehicle sales, trends in lease returns and new car markets, and general economic conditions. Toyota evaluates the foregoing factors, develops several potential loss scenarios, and evaluates the estimated residual value to determine whether it is considered adequate to cover the probable range of losses.

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Liabilities for quality assurance (Note 3 “Liabilities for quality assurance” and Note 24)
Allowance for credit losses on finance receivables (Note 3 “Allowance for credit losses on finance receivables” and Note 19 (2))
Impairment of
non-financial
assets (Note 3 “Impairment of
non-financial
assets” and Note 12)
Employee benefit obligations (Note 3 “Employee benefit obligations” and Note 23)
Fair value measurements (Note 21)
Recoverability of deferred tax assets (Note 3 “Income taxes” and Note 15)

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Segment information
(1) Outline of reporting segments
The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.
The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, SUVs, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2021

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	24,597,846	2,137,195	479,553	—	27,214,594
Inter-segment revenues and transfers	53,706	25,042	572,812	(651,560)	—

Total	24,651,552	2,162,237	1,052,365	(651,560)	27,214,594
Operating expenses	23,044,391	1,666,645	967,015	(661,205)	25,016,845

Operating income	1,607,161	495,593	85,350	9,645	2,197,748

Total assets	21,412,034	28,275,239	2,720,720	9,859,147	62,267,140
Investments accounted for using the equity method	3,698,990	71,336	248,814	141,664	4,160,803
Depreciation and amortization	893,704	715,757	34,829	—	1,644,290
Capital expenditures	1,341,032	2,151,455	76,370	40,843	3,609,699
As of and for the year ended March 31, 2022

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	28,531,993	2,306,079	541,436	—	31,379,507
Inter-segment revenues and transfers	73,745	17,947	588,441	(680,133)	—

Total	28,605,738	2,324,026	1,129,876	(680,133)	31,379,507
Operating expenses	26,321,448	1,667,025	1,087,575	(692,237)	28,383,811

Operating income	2,284,290	657,001	42,302	12,104	2,995,697

Total assets	24,341,737	31,681,472	3,091,011	8,574,551	67,688,771
Investments accounted for using the equity method	4,354,085	79,414	258,750	145,646	4,837,895
Depreciation and amortization	1,026,834	761,801	33,245	—	1,821,880
Capital expenditures	1,422,429	2,156,339	51,200	(18,381)	3,611,587
Accounting policies applied by each segment is in conformity with those of Toyota’s consolidated financial statements. Transfers between industry segments are made in accordance with terms and conditions in the ordinary course of business.
Unallocated amounts included in assets represent assets held for corporate purpose, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and the balances as of March 31, 2020, 2021 and 2022 are ¥8,584,459 million, ¥11,344,879 million and ¥10,020,460 million, respectively.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Consolidated Financial Statements on
Non-Financial
Services Businesses and Financial Services Business
The financial data below presents separately Toyota’s
non-financial
services and financial services businesses.
(i) Consolidated Statement of Financial Position on
Non-Financial
Services Businesses and Financial Services Business

	Yen in millions
	March 31, 2021	March 31, 2022
Assets
(Non-Financial Services Businesses)
Current assets
Cash and cash equivalents	3,274,149	4,299,522
Trade accounts and other receivable	3,063,314	3,184,782
Other financial assets	3,778,119	2,028,649
Inventories	2,888,028	3,821,356
Other current assets	664,097	746,134

Total current assets	13,667,707	14,080,444

Non-current assets
Property, plant and equipment	6,805,166	7,302,017
Other	14,721,626	15,769,015

Total non-current assets	21,526,792	23,071,032

Total assets	35,194,499	37,151,476

(Financial Services Business)
Current assets
Cash and cash equivalents	1,826,707	1,814,133
Trade accounts and other receivable	216,767	206,588
Receivables related to financial services	6,756,189	7,181,327
Other financial assets	1,021,738	1,058,620
Other current assets	198,068	221,738

Total current assets	10,019,469	10,482,407

Non-current assets
Receivables related to financial services	12,449,525	14,583,130
Property, plant and equipment	4,605,988	5,024,625
Other	1,200,256	1,591,311

Total non-current assets	18,255,770	21,199,065

Total assets	28,275,239	31,681,472

(Elimination)
Elimination of assets	(1,202,599)	(1,144,177)

(Consolidated)

Total assets	62,267,140	67,688,771

Note: Assets in
non-financial
services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2021	March 31, 2022
Liabilities
(Non-Financial Services Businesses)
Current liabilities
Trade accounts and other payables	3,801,753	4,023,857
Short-term and current portion of long-term debt	2,348,514	1,041,557
Accrued expenses	1,322,353	1,421,194
Income taxes payable	262,727	695,888
Other current liabilities	2,650,433	2,778,172

Total current liabilities	10,385,779	9,960,668

Non-current liabilities
Long-term debt	1,523,134	1,538,884
Retirement benefit liabilities	1,015,156	1,004,558
Other non-current liabilities	1,509,535	1,830,146

Total non-current liabilities	4,047,825	4,373,588

Total liabilities	14,433,605	14,334,256

(Financial Services Business)
Current liabilities
Trade accounts and other payables	510,670	477,550
Short-term and current portion of long-term debt	10,286,251	10,576,910
Accrued expenses	102,200	124,088
Income taxes payable	88,153	130,927
Other current liabilities	1,002,615	1,414,606

Total current liabilities	11,989,889	12,724,080

Non-current liabilities
Long-term debt	12,044,994	13,882,650
Retirement benefit liabilities	19,940	18,190
Other non-current liabilities	696,294	722,257

Total non-current liabilities	12,761,228	14,623,097

Total liabilities	24,751,117	27,347,177

(Elimination)
Elimination of liabilities	(1,205,911)	(1,147,482)

(Consolidated)

Total liabilities	37,978,811	40,533,951

Shareholders’ equity

(Consolidated) Total Toyota Motor Corporation shareholders’ equity	23,404,547	26,245,969

(Consolidated) Non-controlling interests	883,782	908,851

(Consolidated) Total shareholders’ equity	24,288,329	27,154,820

(Consolidated) Total liabilities and shareholders’ equity	62,267,140	67,688,771

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii) Consolidated Statement of Income on
Non-Financial
Services Businesses and Financial Services Business

	Yen in millions
	For the year ended March 31, 2020	For the year ended March 31, 2021	For the year ended March 31, 2022
(Non-Financial Services Businesses)
Sales revenues	27,710,128	25,103,190	29,104,564
Cost of revenues	23,104,047	21,199,915	24,250,860
Selling, general and administrative	2,492,039	2,206,205	2,518,182

Operating income	2,114,042	1,697,070	2,335,522

Other income (loss), net	394,278	742,785	998,001

Income before income taxes	2,508,319	2,439,855	3,333,522

Income tax expense	615,546	528,413	944,594

Net income	1,892,774	1,911,442	2,388,928

Net income attributable to
Toyota Motor Corporation	1,818,022	1,875,467	2,369,399
Non-controlling interests	74,752	35,975	19,529

(Financial Services Business)
Sales revenues	2,193,170	2,162,237	2,324,026
Cost of revenues	1,397,344	1,202,277	1,178,509
Selling, general and administrative	512,085	464,368	488,517

Operating income	283,742	495,593	657,001

Other income (loss), net	835	(3,090)	16

Income before income taxes	284,577	492,503	657,017

Income tax expense	66,284	121,536	171,327

Net income	218,293	370,967	485,690

Net income attributable to
Toyota Motor Corporation	218,060	369,824	480,716
Non-controlling interests	233	1,143	4,974

(Elimination)
Elimination of net income	59	(30)	(4)
(Consolidated)

Net income	2,111,125	2,282,378	2,874,614

Net income attributable to
Toyota Motor Corporation	2,036,140	2,245,261	2,850,110
Non-controlling interests	74,985	37,118	24,504

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iii) Consolidated Statement of Cash Flows on
Non-Financial
Services Businesses and Financial Services
Business

	Yen in millions
	For the year ended March 31, 2020	For the year ended March 31, 2021	For the year ended March 31, 2022
(Non-Financial Services Businesses)
Cash flows from operating activities
Net income	1,892,774	1,911,442	2,388,928
Depreciation and amortization	855,863	928,533	1,060,079
Share of profit (loss) of investments accounted for using the equity method	(298,494)	(345,374)	(552,515)
Income tax expense	615,546	528,413	944,594
Changes in operating assets and liabilities, and other	(154,164)	(262,407)	(572,082)
Interest received	141,975	123,606	100,118
Dividends received	316,610	290,618	342,646
Interest paid	(46,217)	(35,371)	(40,780)
Income taxes paid, net of refunds	(700,528)	(505,260)	(544,887)

Net cash provided by (used in) operating activities	2,623,364	2,634,200	3,126,101

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(1,222,821)	(1,203,662)	(1,186,900)
Additions to equipment leased to others	(163,592)	(142,217)	(151,456)
Proceeds from sales of fixed assets excluding equipment leased to others	46,765	38,575	36,219
Proceeds from sales of equipment leased to others	49,892	46,461	45,183
Additions to intangible assets	(299,253)	(271,274)	(335,436)
Additions to public and corporate bonds and stocks	(2,220,217)	(2,511,346)	(1,904,588)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	2,249,367	1,982,302	1,989,345
Other, net	(95,852)	(1,339,372)	1,856,069

Net cash provided by (used in) investing activities	(1,655,711)	(3,400,534)	348,436

Cash flows from financing activities
Increase (decrease) in short-term debt	45,288	213,716	(164,899)
Proceeds from long-term debt	247,048	1,662,593	513,371
Payments of long-term debt	(163,486)	(170,373)	(1,818,653)
Dividends paid to Toyota Motor Corporation common shareholders	(618,801)	(625,514)	(709,872)
Dividends paid to non-controlling interests	(50,903)	(34,840)	(49,629)
Reissuance (repurchase) of treasury stock	(476,128)	199,884	(404,718)

Net cash provided by (used in) financing activities	(1,016,982)	1,245,465	(2,634,401)

Effect of exchange rate changes on cash and cash equivalents	(86,553)	112,588	185,237

Net increase (decrease) in cash and cash equivalents	(135,882)	591,719	1,025,373

Cash and cash equivalents at beginning of year	2,818,313	2,682,431	3,274,149

Cash and cash equivalents at end of year	2,682,431	3,274,149	4,299,522

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2020	For the year ended March 31, 2021	For the year ended March 31, 2022
(Financial Services Business)
Cash flows from operating activities
Net income	218,293	370,967	485,690
Depreciation and amortization	739,484	715,757	761,801
Interest income and interest costs related to financial services, net	(200,727)	(241,016)	(360,837)
Share of profit (loss) of investments accounted for using the equity method	(11,753)	(5,655)	(7,831)
Income tax expense	66,284	121,536	171,327
Changes in operating assets and liabilities, and other	(1,081,707)	(780,798)	(623,051)
Interest received	664,167	661,272	742,364
Dividends received	1,799	3,901	4,740
Interest paid	(467,774)	(431,939)	(384,006)
Income taxes paid, net of refunds	(76,994)	(304,856)	(264,876)

Net cash provided by (used in) operating activities	(148,928)	109,168	525,321

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(23,472)	(10,240)	(10,366)
Additions to equipment leased to others	(2,031,699)	(2,133,378)	(2,135,437)
Proceeds from sales of fixed assets excluding equipment leased to others	1,184	1,967	1,530
Proceeds from sales of equipment leased to others	1,341,301	1,325,238	1,496,949
Additions to intangible assets	(5,739)	(7,173)	(10,650)
Additions to public and corporate bonds and stocks	(185,120)	(217,825)	(523,323)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	126,281	79,616	213,291
Other, net	(22,213)	(35,893)	113,635

Net cash provided by (used in) investing activities	(799,477)	(997,688)	(854,370)

Cash flows from financing activities
Increase (decrease) in short-term debt	514,196	(1,517,259)	(488,495)
Proceeds from long-term debt	5,458,616	8,043,141	7,800,854
Payments of long-term debt	(4,334,374)	(5,332,573)	(7,142,750)
Dividends paid to non-controlling interests	(4,052)	(1,757)	(2,094)

Net cash provided by (used in) financing activities	1,634,387	1,191,551	167,516

Effect of exchange rate changes on cash and cash equivalents	(54,454)	107,657	148,958

Net increase (decrease) in cash and cash equivalents	631,527	410,688	(12,575)

Cash and cash equivalents at beginning of year	784,492	1,416,020	1,826,707

Cash and cash equivalents at end of year	1,416,020	1,826,707	1,814,133

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents	(141,007)	220,245	334,195

Net increase (decrease) in cash and cash equivalents	495,645	1,002,406	1,012,798

Cash and cash equivalents at beginning of year	3,602,805	4,098,450	5,100,857

Cash and cash equivalents at end of year	4,098,450	5,100,857	6,113,655

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2022

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	8,214,740	10,897,946	3,692,214	5,778,115	2,796,493	—	31,379,507
Inter-segment revenues and transfers	7,776,696	268,534	175,633	752,452	131,690	(9,105,004)	—

Total	15,991,436	11,166,479	3,867,847	6,530,566	2,928,183	(9,105,004)	31,379,507
Operating expenses	14,567,991	10,600,695	3,704,874	5,858,216	2,690,014	(9,037,980)	28,383,811

Operating income	1,423,445	565,784	162,973	672,350	238,169	(67,024)	2,995,697

Total assets	21,502,155	23,353,812	5,711,271	7,461,812	4,309,248	5,350,474	67,688,771
Non-current assets	5,501,046	6,251,499	891,146	977,235	537,631	—	14,158,559
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
Unallocated amounts included in assets represent assets held for corporate purpose, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and the balances as March 31, 2020, 2021 and 2022 are ¥8,584,459 million, ¥11,344,879 million and ¥10,020,460 million, respectively.

(5) Sales revenues by location of external customers
In addition to the disclosure requirements under IFRS, Toyota discloses this information in order to provide financial statements users with valuable information
.

	Yen in millions
	For the years ended March 31,
	2020	2021	2022
Japan	7,229,849	6,820,590	6,425,184
North America	10,546,655	9,437,314	10,953,472
Europe	2,932,324	2,734,152	3,495,785
Asia	5,217,857	5,057,397	6,017,646
Other	3,939,863	3,165,141	4,487,420

Total	29,866,547	27,214,594	31,379,507

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.
 Cash and cash equivalents
Cash and cash equivalents consist of the following:

	Yen in millions
	March 31,
	2021	2022
Cash and deposits	3,346,401	4,630,882
Negotiable certificate of deposit and other	1,754,456	1,482,773

Total	5,100,857	6,113,655

7
. Trade accounts and other receivables
Trade accounts and other receivables consist of the following:

	Yen in millions
	March 31,
	2021	2022
Accounts and notes receivables	2,301,976	2,466,398
Other receivables	688,352	716,558
Allowance for doubtful accounts	(31,586)	(40,124)

Total	2,958,742	3,142,832

Trade accounts and other receivables which are unconditional rights to considerations are classified as financial assets measured at amortized cost.

The changes in the allowance for doubtful accounts consist of the following:

	Yen in millions
	For the years ended March 31,
	2021	2022
Allowance for doubtful accounts at beginning of year	90,266	97,378
Provision for doubtful accounts, net of reversal	7,780	10,649
Write-offs	(3,112)	(1,239)
Other	2,444	4,005

Allowance for doubtful accounts at end of year	97,378	110,793

“Other” includes currency translation adjustments.
A portion of the allowance for doubtful accounts is attributed to certain non-current
receivable balances which are reported as other financial assets under non-current
assets.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Finance receivables
Finance receivables consist of the following:

	Yen in millions
	March 31,
	2021	2022
Retail	15,048,433	17,647,440
Finance leases	2,031,280	2,347,941
Wholesale and other dealer loans	3,185,484	2,904,216

Total	20,265,197	22,899,597

Deferred origination costs	270,406	328,792
Less - Unearned income	(1,068,587)	(1,172,007)
Less - Allowance for credit losses
Retail	(198,204)	(230,104)
Finance leases	(33,455)	(36,985)
Wholesale and other dealer loans	(29,642)	(24,836)

Total finance receivables, net	19,205,715	21,764,457

Current assets	6,756,189	7,181,327
Non-current assets	12,449,525	14,583,130

Total finance receivables, net	19,205,715	21,764,457

Finance receivables were geographically distributed as follows: in North America 54.6%, in Europe 13.2%, in Asia 13.5%, in Japan 8.3% and in Other 10.4% as of March 31, 2021, and in North America 55.0%, in Europe 13.3%, in Asia 12.9%, in Japan 7.3% and in Other 11.5%
as of March 31, 2022.
Finance receivables are classified as financial assets measured at amortized cost.

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2022
	Retail	Finance leases	Wholesale and other dealer loans

Within 1 year	5,276,853	639,493	1,640,995
Between 1 and 2 years	3,988,650	482,368	319,847
Between 2 and 3 years	3,338,910	367,680	240,727
Between 3 and 4 years	2,546,568	198,789	161,717
Between 4 and 5 years	1,487,397	68,092	133,286
Later than 5 years	1,009,062	14,680	407,643

Total	17,647,440	1,771,102	2,904,216

Finance leases receivables consist of the following:

	Yen in millions
	March 31,
	2021	2022
Lease payments	1,511,577	1,771,102
Estimated unguaranteed residual values	519,703	576,839

Total	2,031,280	2,347,941

Deferred origination costs	13,701	15,807
Less - Unearned income	(169,098)	(190,954)
Less - Allowance for credit losses	(33,455)	(36,985)

Finance leases receivables, net	1,842,429	2,135,809

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9
. Other financial assets
Other financial assets consist of the following:

	Yen in millions
	March 31,
	2021	2022
Financial assets measured at amortized cost
Time deposits	2,566,221	505,695
Other	554,997	680,199
Financial assets measured at fair value through profit or loss
Public and corporate bonds	59,600	159,186
Stocks	317,101	149,890
Derivatives	282,364	419,173
Other	489,824	465,801
Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	6,075,498	6,302,719
Stocks	2,945,780	3,332,209
Other	7,986	9,644

Total	13,299,371	12,024,515

Current assets	4,215,457	2,507,248
Non-current assets	9,083,914	9,517,267

Total	13,299,371	12,024,515

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
Public and corporate bonds included in financial assets measured at fair value through other comprehensive income include securities loaned of ¥1,757,903 million and ¥2,198,396 million as of March 31, 2021 and 2022, respectively.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Major securities included in stocks measured at fair value through other comprehensive income as of March 31, 2021 and 2022 are as follows:

	Yen in millions
	March 31,
Issue	2021	2022
KDDI CORPORATION	1,075,517	1,268,762
NIPPON TELEGRAPH AND TELEPHONE CORPORATION	229,564	286,385
MS&AD Insurance Group Holdings, Inc.	173,171	209,318
HO TAI MOTOR CO., LTD.	126,049	142,002
Mitsubishi UFJ Financial Group, Inc.	105,256	134,248
To facilitate the efficient and effective utilization of assets, Toyota derecognizes stocks measured at fair value through other comprehensive income by way of sale. Fair value and total accumulated other comprehensive income at derecognition are as follows:

	Yen in millions
	For the years ended March 31,
	2021	2022
Total fair value	40,903	66,906
Accumulated other comprehensive income, net	17,323	27,861
1
0
. Inventories
Inventories consist of the following:

	Yen in millions
	March 31,
	2021	2022
Products	1,749,415	2,012,243
Work in process	350,308	547,810
Raw materials	644,779	1,107,558
Supplies and other	143,526	153,745

Total	2,888,028	3,821,356

1
1
. Investments accounted for using the equity method
Equity in associates and joint ventures is as follows:

	Yen in millions
	March 31,
	2021	2022
Associates	3,467,503	3,926,267
Joint ventures	693,300	911,628

Total	4,160,803	4,837,895

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The combined information of investments accounted for using the equity method (total value of TMC’s interests) is as follows:

	Yen in millions
	For the years ended March 31,
	2020	2021	2022
Net income
Associates	195,569	190,998	324,480
Joint ventures	114,678	160,031	235,866

Total	310,247	351,029	560,346

Other comprehensive income, net of tax
Associates	42,904	50,143	241,264
Joint ventures	(15,589)	38,501	66,187

Total	27,315	88,644	307,451

Comprehensive income
Associates	238,473	241,141	565,744
Joint ventures	99,089	198,532	302,053

Total	337,562	439,673	867,798

1
2
. Property, plant and equipment
The changes in cost and accumulated depreciation and impairment losses are as follows:
(Cost)

	Yen in millions
	Land	Buildings	Machinery and equipment	Vehicles and equipment on operating leases	Construction in progress	Total
Balance as of April 1, 2020	1,318,964	4,741,451	11,979,449	5,928,833	517,460	24,486,156

Additions	22,720	90,363	414,934	2,281,434	639,205	3,448,655
Sales or disposal	(13,005)	(36,586)	(472,197)	(2,163,259)	(4,846)	(2,689,893)
Reclassification from construction in progress	6,890	101,216	485,705	537	(594,347)	—
Foreign currency translation adjustments	13,448	57,952	262,808	180,976	20,493	535,677
Other	(3,979)	44,811	83,252	(24,799)	97,910	197,195

Balance as of March 31, 2021	1,345,037	4,999,206	12,753,951	6,203,721	675,875	25,977,791

Additions	9,106	88,543	481,916	2,293,189	629,786	3,502,541
Sales or disposal	(8,901)	(57,743)	(540,775)	(2,334,129)	(3,639)	(2,945,187)
Reclassification from construction in progress	2,310	105,581	630,896	449	(739,235)	—
Foreign currency translation adjustments	15,008	138,047	642,984	594,933	30,756	1,421,728
Other	(769)	10,985	13,390	23,065	(28,014)	18,657

Balance as of March 31, 2022	1,361,791	5,284,620	13,982,362	6,781,229	565,528	27,975,530

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Accumulated depreciation and impairment losses)

	Yen in millions
	Land	Buildings	Machinery and equipment	Vehicles and equipment on operating leases	Construction in progress	Total
Balance as of April 1, 2020	(4,058)	(3,054,551)	(9,505,895)	(1,386,459)	(1,178)	(13,952,141)

Depreciation	—	(118,975)	(673,612)	(770,354)	—	(1,562,940)
Impairment losses	—	—	—	—	(70)	(70)
Sales or disposal	12	24,717	443,307	748,189	—	1,216,226
Foreign currency translation adjustments	(240)	(34,630)	(204,607)	(39,880)	(50)	(279,408)
Other	(211)	(6,299)	(64,468)	81,587	1,085	11,695

Balance as of March 31, 2021	(4,497)	(3,189,737)	(10,005,275)	(1,366,916)	(213)	(14,566,638)

Depreciation	—	(121,431)	(788,685)	(817,171)	—	(1,727,287)
Impairment losses	—	(2,527)	(5,177)	—	—	(7,705)
Sales or disposal	30	48,646	507,396	799,186	—	1,355,259
Foreign currency translation adjustments	(351)	(79,026)	(461,159)	(115,693)	(24)	(656,252)
Other	(1,562)	(31,522)	(10,054)	(3,073)	(55)	(46,266)

Balance as of March 31, 2022	(6,379)	(3,375,598)	(10,762,953)	(1,503,668)	(292)	(15,648,890)

Depreciation on “Property, plant and equipment” is included in “Cost of products sold” and “Selling, general and administrative” in the consolidated statement of income.
Vehicles and equipment on operating leases consist of the following:

	Yen in millions
	March 31,
	2021	2022
Vehicles	6,190,558	6,766,590
Equipment	13,164	14,639

	6,203,721	6,781,229
Less - Accumulated depreciation	(1,366,916)	(1,503,668)

Vehicles and equipment on operating leases, net	4,836,805	5,277,561

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future expenses from vehicles and equipment on operating leases are due in installments and rental income separated is as follows:

	Yen in millions
	March 31,
	2021	2022
Within 1 year	857,997	932,882
Between 1 and 2 years	583,059	641,683
Between 2 and 3 years	282,477	280,646
Between 3 and 4 years	55,838	75,915
Between 4 and 5 years	18,873	21,772
Later than 5 years	5,706	9,801

Total future rentals	1,803,950	1,962,699

The future rental income as shown above should not be considered indicative of future cash collections.
1
3
. Right of use assets and lease liabilities
The breakdown of right of use assets is as follows:

	Yen in millions
	March 31,
	2021	2022
Types of original assets
Land	46,868	67,927
Buildings	285,602	305,533
Other	57,674	74,952

Total	390,144	448,412

The increase in the right of use assets for the years ended on March 31, 2021 and 2022 were ¥114,394 million and ¥110,996 million, respectively.
The breakdown of main gains and losses on lessee’s leases

is as follows:

	Yen in millions
	March 31,
	2021	2022
Depreciation of right of use assets
Land	7,277	8,660
Buildings	45,852	56,262
Other	22,307	26,293

Total	75,436	91,214

Interest expense on lease liabilities	4,118	4,074
Short-term leases	84,821	90,568

	164,375	185,856

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2021 and 2022, the total cash outflows for lessee leases were ¥133,698 million and ¥149,521 million, respectively.
The following is the maturity analysis of the total future lease payments and the adjustment to the present value:

	Yen in millions
	March 31,
	2021	2022
Within 1 year	52,983	61,735
Between 1 and 5 years	130,917	146,452
Later than 5 years	219,857	258,474

Future lease payment, total	403,757	466,661
Less - Interest expense	(42,866)	(45,733)

Present value of lease payment, total	360,891	420,928

Current liabilities	47,120	56,136
Non-current liabilities	313,771	364,792

Present value of lease payment, total	360,891	420,928

1
4
. Intangible assets
The carrying value of intangible assets is as follows:

	Yen in millions
	March 31,
	2021	2022
Capitalized development costs	631,176	663,762
Software and other	477,458	528,204

Total	1,108,634	1,191,966

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in cost, accumulated amortization and impairment losses of intangible assets are as follows:
(Cost)

	Yen in millions
	Capitalized development costs	Software and other	Total
Balance as of April 1, 2020	991,675	600,716	1,592,391

Additions	—	62,423	62,423
Internally developed	158,246	59,061	217,307
Sales or disposal	(45,779)	(57,047)	(102,825)
Foreign currency translation adjustments	—	6,305	6,305
Other	—	56,416	56,416

Balance as of March 31, 2021	1,104,142	727,874	1,832,016

Additions	—	41,616	41,616
Internally developed	200,512	86,342	286,853
Sales or disposal	(163,419)	(60,981)	(224,400)
Foreign currency translation adjustments	—	25,333	25,333
Other	—	7,048	7,048

Balance as of March 31, 2022	1,141,234	827,232	1,968,466

(Accumulated amortization and impairment losses)

	Yen in millions
	Capitalized development costs	Software and other	Total
Balance as of April 1, 2020	(366,202)	(225,932)	(592,134)

Amortization	(152,542)	(81,350)	(233,892)
Impairment losses	—	—	—
Sales or disposal	45,779	55,354	101,132
Foreign currency translation adjustments	—	(2,818)	(2,818)
Other	—	4,330	4,330

Balance as of March 31, 2021	(472,966)	(250,417)	(723,382)

Amortization	(167,926)	(94,593)	(262,518)
Impairment losses	—	—	—
Sales or disposal	163,419	60,375	223,794
Foreign currency translation adjustments	—	(13,570)	(13,570)
Other	—	(823)	(823)

Balance as of March 31, 2022	(477,472)	(299,028)	(776,500)

Amortization of intangible assets is included in “Cost of products sold” and “Selling, general and administrative” in the consolidated statement of income. There is no material internally generated intangible assets except for capitalized development costs.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1
5
. Income taxes
(1) Deferred tax assets and liabilities
Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31,
	2021	2022
Deferred tax assets
Defined benefit plan liabilities	172,237	141,186
Accrued expenses and liabilities for quality assurance	623,247	613,101
Other accrued employees’ compensation	127,339	128,461
Operating loss carryforwards for tax purposes	14,263	64,740
Allowance for doubtful accounts and credit losses	82,467	85,289
Property, plant and equipment and other assets	224,933	210,238
Other	400,000	491,167

Total deferred tax assets	1,644,486	1,734,181

Deferred tax liabilities
Changes in fair value of financial instruments measured in other comprehensive income	(661,221)	(725,242)
Undistributed earnings of foreign subsidiaries	(18,539)	(51,888)
Undistributed earnings of associates and joint ventures	(902,680)	(1,026,027)
Basis difference of acquired assets	(48,371)	(63,189)
Capitalized development costs	(195,033)	(204,741)
Lease transactions	(533,167)	(468,894)
Other	(196,470)	(206,791)

Total deferred tax liabilities	(2,555,481)	(2,746,773)

Net deferred tax assets and liabilities	(910,996)	(1,012,592)

Of the changes in deferred tax assets and deferred tax liabilities for the years ended March 31, 2020, 2021 and 2022, the amount recognized as income tax expense in the consolidated statement of income is as follows:

	Yen in millions
	For the years ended March 31,
	2020	2021	2022
Defined benefit plan liabilities	16,927	12,473	4,203
Accrued expenses and liabilities for quality assurance	(18,676)	(18,256)	(40,761)
Other accrued employees’ compensation	4,557	3,125	(968)
Operating loss carryforwards for tax purposes	(295,656)	1,265	38,119
Allowance for doubtful accounts and credit losses	19,293	6,042	(4,902)
Property, plant and equipment and other assets	(76,680)	4,468	(9,795)
Undistributed earnings of foreign subsidiaries	1,290	6,144	(33,349)
Undistributed earnings of associates and joint ventures	(33,008)	47,840	(71,405)
Basis difference of acquired assets	(10,033)	(18,302)	(11,270)
Capitalized development costs	(4,434)	(1,762)	(9,708)
Lease transactions	286,869	209,972	103,098
Other	(83,216)	23,104	111,603

Total	(192,767)	276,113	74,864

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized in the statement of financial position:

	Yen in millions
	March 31,
	2021	2022
Deductible temporary difference	250,670	709,204
Carryforwards of tax losses	379,566	518,385
Carryforwards of tax credit	34,800	46,306

Total	665,037	1,273,894

The expected expiration date of the carryforwards of tax losses for which deferred tax assets are not recognized are as follows:

	Yen in millions
	March 31,
	2021	2022
Within 5 years	13,597	4,049
Between 5 and 10 years	20,475	136,666
Later than 10 years	345,493	377,670

Total	379,566	518,385

The expected expiration date of the carryforwards of tax credit for which deferred tax assets are not recognized are as follows:

	Yen in millions
	March 31,
	2021	2022
Within 5 years	5,097	8,654
Between 5 and 10 years	2,340	9,865
Later than 10 years	27,363	27,787

Total	34,800	46,306

Of the temporary differences in investments in foreign subsidiaries, because management intends to reinvest undistributed earnings of foreign subsidiaries to the extent not expected to be remitted in the foreseeable future, no deferred tax liability is recognized. As of March 31, 2021 and 2022, the temporary differences totaled ¥4,362,133 million and ¥4,799,506 million, respectively, and Toyota estimates an additional deferred tax liability of ¥202,533 million and ¥203,229 million would be required, respectively, if the full amount of those undistributed earnings were remitted.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Income tax expenses
The income tax expense for the years ended March 31, 2020, 2021 and 2022 consists of the following:

	Yen in millions
	For the years ended March 31,
	2020	2021	2022
Current income tax expense:
TMC and domestic subsidiaries	484,667	403,230	672,077
Foreign subsidiaries	4,383	522,859	518,705

Total current	489,050	926,089	1,190,782

Deferred income tax expense (benefit):
TMC and domestic subsidiaries	95,270	(23,792)	42,131
Foreign subsidiaries	97,498	(252,321)	(116,995)

Total deferred	192,767	(276,113)	(74,864)

Total income tax expense	681,817	649,976	1,115,918

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately
30.9
%
for the years ended March 31, 2020, 2021 and 2022. The statutory tax rates in effect for the year in which the temporary differences are expected to reverse are used to calculate the tax effects of temporary differences which are expected to reverse in future years. Reconciliation of the differences between the statutory tax rate and the average effective tax rate is as follows:

	For the years ended March 31,
	2020	2021	2022
Statutory tax rate	30.9%	30.9%	30.9%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	0.4	0.5	0.6
Tax-exempt income	(0.5)	(0.4)	(0.3)
Deferred tax liabilities on undistributed earnings of foreign subsidiaries	0.9	0.6	1.3
Effects of investments accounted for using the equity method	(3.4)	(3.7)	(4.3)
Deferred tax liabilities on undistributed earnings of associates and joint ventures	2.1	(0.2)	2.6
Change in unrecognized deferred tax assets	0.9	0.7	3.7
Tax credits	(4.5)	(3.2)	(2.7)
The difference between the statutory tax rate in Japan and that of foreign subsidiaries	(2.4)	(3.5)	(3.1)
Unrecognized tax benefits adjustments	(0.4)	(0.2)	(0.3)
Other	0.3	0.6	(0.3)

Average effective tax rate	24.4%	22.2%	28.0%

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1
6
. Trade accounts and other payables
Trade accounts and other payables consists of the following:

	Yen in millions
	March 31,
	2021	2022
Accounts and notes payables	2,953,716	3,168,084
Other payables	1,092,223	1,124,008

Total	4,045,939	4,292,092

Trade accounts and other payables are classified as financial liabilities measured at amortized cost.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1
7
. Financial liabilities
(1) Financial liabilities
Financial liabilities consist of the following:

	Yen in millions
			Non-cash changes
	As of April 1, 2020	Cash flow	Acquisitions	Reclassification	Changes in foreign currency exchange rates	Changes in fair value	Other	As of March 31, 2021
Current liabilities
Short-term debt	5,295,448	(1,038,438)	—	—	220,056	—	(137,175)	4,339,890
Current portion of long-term debt	4,568,140	(5,371,616)	—	8,421,718	—	—	(33,905)	7,584,337
Current portion of long-term lease liabilities	43,166	(44,760)	—	30,299	991	—	17,424	47,120
Class share	—	—	—	240,712	—	—	—	240,712

Current liabilities	9,906,755	(6,454,814)	—	8,692,730	221,047	—	(153,657)	12,212,060

Non-current liabilities
Long-term debt	10,669,599	9,914,667	—	(8,421,718)	963,179	—	8,076	13,133,804
Long-term lease liabilities	265,879	—	114,394	(30,299)	4,266	—	(40,468)	313,771
Class share	498,740	(258,451)	—	(240,712)	—	—	424	—

Non-current liabilities	11,434,219	9,656,216	114,394	(8,692,730)	967,445	—	(31,968)	13,447,575

Total	21,340,973	3,201,402	114,394	—	1,188,491	—	(185,625)	25,659,635

Derivatives	182,726	(44,563)	—	—	55	(135,007)	—	3,211

	Yen in millions
			Non-cash changes
	As of April 1, 2021	Cash flow	Acquisitions	Reclassification	Changes in foreign currency exchange rates	Changes in fair value	Other	As of March 31, 2022
Current liabilities
Short-term debt	4,339,890	(579,216)	—	—	334,639	—	9,544	4,104,858
Current portion of long-term debt	7,584,337	(8,548,156)	—	7,410,991	572,070	—	7,604	7,026,845
Current portion of long-term lease liabilities	47,120	(54,879)	—	34,071	2,192	—	27,632	56,136
Class share	240,712	(240,630)	—	—	—	—	(83)	—

Current liabilities	12,212,060	(9,422,881)	—	7,445,062	908,902	—	44,697	11,187,839

Non-current liabilities
Long-term debt	13,133,804	8,122,678	—	(7,410,991)	1,095,463	—	2,773	14,943,727
Long-term lease liabilities	313,771	—	110,996	(34,071)	14,203	—	(40,107)	364,792
Class share	—	—	—	—	—	—	—	—

Non-current liabilities	13,447,575	8,122,678	110,996	(7,445,062)	1,109,666	—	(37,334)	15,308,519

Total	25,659,635	(1,300,203)	110,996	—	2,018,568	—	7,363	26,496,358

Derivatives	3,211	(12,026)	—	—	689	15,348	—	7,221
Short-term and long-term debt is classified as financial liabilities measured at amortized cost.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Short-term debt
The breakdown of “Short-term debt” is as follows:

	Yen in millions
	March 31,
	2021	2022
Short-term debt
(Principally from bank)
[Weighted average interest rate
2021 1.37%
2022 1.64%]	1,109,904	852,301
Commercial paper
[Weighted average interest rate
2021 0.16%
2022 0.38%]	3,229,986	3,252,556

	4,339,890	4,104,858

(3) Long-term debt
The breakdown of “Long-term debt” is as follows:

	Yen in millions
	March 31,
	2021	2022
Unsecured loans
(Principally from bank)
2021
Weighted average interest 1.40%
Due 2021 to 2042
2022
Weighted average interest 1.83%
Due 2022 to 2042]	5,582,426	4,990,165
Secured loans
(Principally financial receivables securitization)
2021
Weighted average interest 1.25%
Due 2021 to 2034
2022
Weighted average interest 1.02%
Due 2022 to 2034]	3,233,353	3,902,766
Medium-term notes of consolidated subsidiaries
2021
Weighted average interest 1.56%
Due 2021 to 2048
2022
Weighted average interest 1.45%
Due 2022 to 2048]	9,209,453	10,257,689

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31,
	2021	2022
Unsecured bonds of the parent
2021
Weighted average interest 1.40%
Due 2021 to 2037
2022
Weighted average interest 1.32%
Due 2022 to 2037]	1,161,938	1,123,145
Unsecured bonds of consolidated subsidiaries
2021
Weighted average interest 1.57%
Due 2021 to 2028
2022
Weighted average interest 1.99%
Due 2022 to 2028]	1,495,976	1,664,634
Secured bonds of consolidated subsidiaries
2021
Weighted average interest 6.34%
Due 2022 to 2024
2022
Weighted average interest 5.81%
Due 2022 to 2024]	34,996	32,174

	20,718,142	21,970,573
Less - Current portion due within one year	(7,584,337)	(7,026,845)

	13,133,804	14,943,727

As of March 31, 2021 and 2022, the currencies of long-term debt are 49% and 52% in US dollars, 16% and 11% in Japanese yen, 12% and 13% in Euros, 6% and 6% in Australian dollar
s
, 3% and 4% in Canadian dollar
s
, 14% and 14% in other currencies.
(4) Assets pledges as collateral
The breakdown of assets pledged as collateral mainly for loans of consolidated subsidiaries is as follows:

	Yen in millions
	March 31,
	2021	2022
Property, plant and equipment	754,132	1,474,647
Other assets	3,278,448	3,582,826

Total	4,032,580	5,057,473

Other assets principally consist of securitized finance receivables.
Standard agreements with certain banks include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) Interest expenses
The interest expenses for the fiscal year ended March 31, 2021 and 2022 are ¥471,505 million and ¥410,197 million, respectively. Interest expenses related to the financial business is included in “cost of financial services” in the consolidated statement of income.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1
8
. Other financial liabilities
Other financial liabilities consist of the following:

	Yen in millions
	March 31,
	2021	2022
Financial liabilities measured at amortized cost
Deposits received	440,275	723,363
Other	221,052	287,072
Financial liabilities measured at fair value through profit or loss
Derivatives	425,980	497,198

Total	1,087,307	1,507,633

Current liabilities	763,875	1,046,050
Non-current liabilities	323,432	461,583

Total	1,087,307	1,507,633

19
. Financial risks
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The net changes in the allowance for credit losses relating to the retail receivables are as follows:

	Yen in millions
	For the year ended March 31, 2021
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Allowance for credit loss at beginning of year	60,078	66,813	32,879	159,770
Provision for credit loss, net of reversal	28,378	34,992	46,232	109,602
Charge-offs	—	—	(50,485)	(50,485)
Other	(9,053)	(23,380)	11,750	(20,683)

Allowance for credit loss at end of year	79,402	78,426	40,376	198,204

	Yen in millions
	For the year ended March 31, 2022
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Allowance for credit loss at beginning of year	79,402	78,426	40,376	198,204
Provision for credit loss, net of reversal	22,685	39,420	38,687	100,792
Charge-offs	—	—	(41,331)	(41,331)
Other	(13,961)	(18,381)	4,781	(27,561)

Allowance for credit loss at end of year	88,125	99,465	42,514	230,104

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2022
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Current	15,753,211	1,083,642	—	16,836,854
Past due less than 90 days	283,753	405,941	17,655	707,350
Past due 90 days or more	—	779	102,457	103,236

Total	16,036,965	1,490,363	120,112	17,647,440

The net changes in the allowance for credit losses relating to the finance lease receivables are as follows:

	Yen in millions
	For the years ended March 31,
	2021	2022
Allowance for credit loss at beginning of year	30,899	33,455
Provision for credit loss, net of reversal	8,663	11,107
Charge-offs	(3,310)	(3,712)
Other	(2,798)	(3,865)

Allowance for credit loss at end of year	33,455	36,985

“Other” primarily includes reversal of allowance for credit loss due to the collection of finance lease receivables.
The table below shows the finance lease receivables segregated into aging categories based on the numbers of the days outstanding:

	Yen in millions
	March 31,
	2021	2022
Current	1,945,198	2,279,978
Past due less than 90 days	50,992	47,034
Past due 90 days or more	35,089	20,928

Total	2,031,280	2,347,941

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the net movement of the allowance for credit losses on wholesale receivables and other dealer loans.

	Yen in millions
	For the year ended March 31, 2021
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Allowance for credit loss at beginning of year	27,556	13,634	3,989	45,179
Provision for credit loss, net of reversal	2,293	1,975	1,593	5,861
Charge-offs	—	—	(209)	(209)
Other	(12,382)	(8,368)	(437)	(21,188)

Allowance for credit loss at end of year	17,467	7,241	4,935	29,642

	Yen in millions
	For the year ended March 31, 2022
	Expected credit loss for 12 months	Expected credit loss for the entire period		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Allowance for credit loss at beginning of year	17,467	7,241	4,935	29,642
Provision for credit loss, net of reversal	5,198	1,566	1,177	7,941
Charge-offs	—	—	(11)	(11)
Other	(8,317)	(3,715)	(705)	(12,736)

Allowance for credit loss at end of year	14,349	5,092	5,396	24,836

“Other” primarily includes reversal of allowance for credit loss due to the collection of wholesale receivables and other dealer loans.
Toyota charges off the credit - impaired finance receivables when Toyota considers that all or part of it will not be collected. The amount of receivables related to financial services which has been charged off but subject to ongoing collection activity was not significant for the years ended March 31, 2021 and 2022.
The balances of the wholesale receivables and other dealer loan receivables portfolios by credit status, as well as loan commitments and financial guarantee contracts, as of March 31, 2021 and 2022 are as follows.
The wholesale and other dealer loan receivables portfolio segment is segregated into following creditqualities below based on internal risk assessments by dealers.
Performing: Account not classified as either
Credit Watch, At Risk or DefaultCredit Watch: Account designated for elevated attention
At Risk: Account where there is an increased likelihood that default may exist based on qualitative and quantitative factors

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Default: Account is not currently meeting contractual obligations, or we have temporarily waived certain contractual requirements

	Yen in millions
	March 31, 2021
	Expected credit loss for 12 months	Lifetime expected credit loss
		Financial receivable not credit-impaired	Credit-impaired financial receivable	Total
Wholesale and other dealer loan
Performing	2,956,452	—	—	2,956,452
Credit Watch	82,046	78,509	—	160,554
At Risk	—	48,354	2,388	50,742
Default	—	—	17,736	17,736
Loan commitments	9,917,155	96,266	412	10,013,832
Financial guarantee contracts	3,574,943	31,465	—	3,606,408

Total	16,530,596	254,594	20,535	16,805,725

	Yen in millions
	March 31, 2022
	Expected credit loss for 12 months	Lifetime expected credit loss
		Financial receivable not credit-impaired	Credit-impaired financial receivable	Total
Wholesale and other dealer loan
Performing	2,730,860	—	—	2,730,860
Credit Watch	20,842	97,353	—	118,196
At Risk	—	32,299	699	32,998
Default	—	—	22,162	22,162
Loan commitments	10,050,817	69,393	90	10,120,300
Financial guarantee contracts	3,574,257	39,205	—	3,613,461

Total	16,376,776	238,251	22,952	16,637,978

For the year ended March 31, 2021 and 2022, the amount of finance receivables the terms of which were modified due to deterioration in credit conditions was not significant for any portfolio of finance receivables, and the amount of payment defaults on finance receivables so modified were not significant for any portfolio of such receivables.
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

As of March 31,
2022

	Yen in millions
			Maturities
	Book value	Contractual cash flows	Within 1 year	Between 1 and 3 years	Between 3 and 5 years	Later than 5 years
Non-derivative financial liabilities
Short-term debt	852,301	(865,873)	(865,873)	—	—	—
Commercial paper	3,252,556	(3,260,578)	(3,260,578)	—	—	—
Current portion of long-term debt	7,026,845	(7,238,356)	(7,238,356)	—	—	—
Long-term debt	14,943,727	(15,458,478)	—	(9,194,302)	(4,501,420)	(1,762,756)
Lease liabilities	420,928	(466,661)	(61,735)	(85,791)	(60,661)	(258,474)
Class share	—	—	—	—	—	—

Total	26,496,358	(27,289,948)	(11,426,543)	(9,280,094)	(4,562,081)	(2,021,230)

Derivative financial liabilities
Interest derivative	325,912	(346,482)	(56,824)	(112,352)	(110,592)	(66,715)
Currency derivative
In	—	958,208	358,275	83,552	379,916	136,465
Out	171,286	(1,164,801)	(475,869)	(94,949)	(420,302)	(173,682)

Total	497,198	(553,075)	(174,417)	(123,748)	(150,978)	(103,932)

Total	26,993,557	(27,843,023)	(11,600,961)	(9,403,841)	(4,713,059)	(2,125,162)

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota has unused short-term lines of credit amounting to ¥1,836,532 million and ¥2,534,291 million of which ¥550,408 million and ¥1,056,931 million related to commercial paper programs as of March 31, 2021 and 2022, respectively. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.
As of March 31, 2021 and 2022, Toyota has unused long-term lines of credit amounting to
 ¥6,446,277 million and ¥9,030,322 million, respectively.
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
Toyota uses
Value-at-risk
analysis measurement (“VaR”) to assess the risk of exchange rate fluctuation. Potential impact of pre-tax
cash flows on VaR-integrated foreign currency positions (including derivatives) for the years ended March 31, 2021 and 2022 is as follows:

	Yen in millions
	VaR
	Year-end	Average	Maximum	Minimum
For the year ended March 31, 2021	196,900	187,725	196,900	178,400
For the year ended March 31, 2022	257,600	241,825	263,600	214,800
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
constant.

	Yen in millions
	For the years ended March 31,
	2021	2022
Impact on income before income taxes	(40,536)	(64,533)
Impact on other comprehensive income, before tax effect	(238,986)	(243,630)

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
Toyota is exposed to stock price fluctuation risk because it owns shares of companies that have business relationships mainly for promoting smooth business activities. Toyota periodically reviews the fair values and financial situations of the business partner companies and, taking into consideration the relationship with them, continually reviews the holding status. The impact on other comprehensive income, before tax effect when the declared price of equity financial assets (shares) in active markets changes by 10% for the year ended March 31, 2021, and 2022 is ¥262,396 million and ¥316,281 million, respectively.
2
0
. Derivative financial instruments
(1) Undesignated derivative financial instruments
Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and Toyota is unable to or has elected not to apply hedge accounting. Toyota does not use derivatives for speculation or trading.
(2) Fair value and gain and losses of derivatives
The fair values of the derivatives as of March 31, 2021 and 2022 are as follows:

	Yen in millions
	March 31,
	2021	2022
Derivative assets
Derivative financial instruments not designated as hedging instruments:
Interest rate and currency swap
Current assets
- Other financial assets	37,852	69,625
Non-current assets
- Other financial assets	236,023	333,683

Total	273,876	403,309

Foreign exchange forward and option contracts
Current assets
- Other financial assets	8,488	15,865
Non-current assets
- Other financial assets	—	—

Total	8,488	15,865

Total derivative assets	282,364	419,173

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31,
	2021	2022
Derivative financial liabilities
Derivative financial instruments not designated as hedging instruments:
Interest rate and currency swap
Current liabilities
- Other financial liabilities	(89,681)	(87,926)
Non-current liabilities
- Other financial liabilities	(226,434)	(326,177)

Total	(316,115)	(414,102)

Foreign exchange forward and option contracts
Current liabilities
- Other financial liabilities	(109,865)	(83,096)
Non-current liabilities
- Other financial liabilities	—	—

Total	(109,865)	(83,096)

Total derivative liabilities	(425,980)	(497,198)

The amount of underlying notional of derivatives as of March 31, 2021 and 2022 are as follows:

	Yen in millions
	March 31,
	2021	2022
Derivative financial instruments not designated as hedging instruments:
Interest rate and currency swap	21,453,268	21,510,803
Foreign exchange forward and option contracts	4,884,400	2,976,488

Total	26,337,668	24,487,291

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.
The gain (loss) on derivative transactions as of March 31, 2020, 2021 and 2022 were
 ¥13,419
million,
 ¥588
million and ¥773 million, respectively. The amounts are included in cost of financial services and foreign exchange gain (loss), net.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of March 31, 2021 and 2022 is ¥35,148 million and ¥36,190 million, respectively. The aggregate fair value amount of assets that are already posted as cash collateral as of March 31, 2021 and 2022 is ¥75,394 million and ¥99,718 million, respectively. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥36,190 million as of March 31, 2022. See Note 22 for details.
2
1
. Fair value measurements
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
The methods and assumptions for measuring the fair value of assets and liabilities are as follows:
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
(iii) Receivables related to financial services -
The fair value of receivables related to financial services is estimated by discounting expected cash flows to present value using internal assumptions, including prepayment speeds, expected credit losses and collateral value.
As unobservable inputs are utilized, the fair value of receivables related to financial services is classified as Level 3.
(iv) Other financial assets -
(Public and corporate bonds)

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Public and corporate bonds include government bonds. Japanese bonds and foreign bonds, including U.S., European and other bonds, represent 28% and 72% (as of March 31, 2021) and 26% and 74% (as of March 31,

2022) of public and corporate bonds, respectively. Toyota primarily uses
quoted market prices for identical assets to measure the fair value of these securities.
(Stocks)
Listed stocks on the Japanese stock markets represent 89% (as of March 31, 2021) and 85% (as of March 31, 2022) of stocks that Toyota holds. Toyota primarily uses
quoted market prices for identical assets to measure fair value of these securities. Therefore, stocks with an active market are classified as Level 1.
Fair value of stocks with no active market is measured by using the market approach or other appropriate methods. Therefore, stocks with no active market are thus classified as Level 3.
Price book-value ratios (“PBR”) of comparable companies, discount ratios of discounted cash flow valuation method and others are the significant unobservable inputs relating to the fair value measurement of stocks classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rises (declines) or the discount rate declines (rises). The estimated increase or decrease in fair value of stocks if the unobservable inputs were to be replaced by other reasonable alternative assumptions are not significant.
These estimates are based on valuation methods that are considered appropriate in each case. The significant assumptions involved in the estimations include the financial condition and future prospects and trends of the investees and the outcome of the referenced transactions. Due to the uncertain nature of these assumptions or by using different assumptions and estimates, the fair value may be impacted materially.
The shares classified as Level 3 are measured by the responsible department using quarterly available information in accordance with Toyota’s consolidated financial accounting policies and reported to the supervisors along with the basis of the change in fair value.
(v) Derivative financial instruments -
Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified as Level 2. In other certain cases when market data are not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified as Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance
risk, using such as credit default probabilities.
(vi) Short-term and long-term debt -
The fair values of short-term and long-term debt including the current portion, except for secured loans provided by securitization transactions using special-purpose entities (“Loans Based on Securitization”), are estimated based on the discounted amounts of future cash flows using Toyota’s current borrowing rates for similar liabilities. As these inputs are observable, the fair value of these debts is classified as Level 2.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair values of the Loans Based on Securitization is primarily estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. In case these valuations utilize unobservable inputs, the fair value of the Loans Based on Securitization is classified as Level 3.
(3) Financial instrument measured at fair value on recurring basis
The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis. Transfers between levels of the fair value are recognized at the date of the event or change in circumstances that caused the transfer:

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2022
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	61,376	96,136	1,674	159,186
Stocks	—	—	149,890	149,890
Derivative financial instruments	—	419,173	—	419,173
Other	307,446	158,355	—	465,801

Total	368,822	673,665	151,563	1,194,051

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	3,542,949	2,739,591	20,178	6,302,719
Stocks	3,162,805	—	169,404	3,332,209
Other	9,505	139	—	9,644

Total	6,715,259	2,739,730	189,583	9,644,571

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(497,198)	—	(497,198)

Total	—	(497,198)	—	(497,198)

(4) Changes in financial instruments classified as Level 3 and measured at fair value on recurring basis
The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended March 31, 2021 and 2022:

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2022
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	27,623	638,917	—	666,540
Total gains (losses)
Net income (loss)	(44)	113,053	—	113,009
Other comprehensive income (loss)	—	9,219	—	9,219
Purchases and issuances	968	2,362	—	3,330
Sales and settlements	(4,020)	(18,208)	—	(22,228)
Transfer from Level 3	(7,067)	(512,465)	—	(519,532)
Others	4,392	86,415	—	90,807

Balance at end of year	21,852	319,294	—	341,146

Unrealized gains or losses included in profit or loss on assets held at March 31	(250)	113,053	—	112,803

Total	(250)	113,053	—	112,803

Net income (loss) in public and corporate bonds, stocks and derivative financial instruments, other than transactions related to financial services, are each included in “Other finance income” and “Other finance costs” in the accompanying consolidated statement of income. Transactions related to financial services are included in each of “Sales revenues—Financial services” and “Cost of financial services” in the consolidated statement of income.

In the reconciliation table above, derivative financial instruments are presented as net of assets and liabilities. “Other” includes foreign currency translation adjustments for the year ended March 31, 2021 and 2022.
Transfer from Level 3 of stocks recognized in the year ended March 31, 2022 is due to the listing of investees.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2022
		Fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Receivables related to financial services	21,764,457	—	—	22,074,593	22,074,593
Interest-bearing liabilities
Long-term debt (Including current portion)	21,970,573	—	17,899,087	3,824,531	21,723,618
Of financial assets and liabilities that are measured on an amortized cost basis, those with carrying values that approximate fair value are excluded from the table above.
22. Offsetting Financial Assets and Liabilities
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

	Yen in millions
	March 31, 2021
	Gross amounts of recognized financial assets and financial liabilities	Amounts not offset		Net amount
		Financial instruments	Collateral of financial instruments
Other financial assets Derivatives	282,364	(163,054)	(62,795)	56,515
Other financial liabilities Derivatives	425,980	(163,054)	(89,849)	173,078

	Yen in millions
	March 31, 2022
	Gross amounts of recognized financial assets and financial liabilities	Amounts not offset		Net amount
		Financial instruments	Collateral of financial instruments
Other financial assets Derivatives	419,173	(182,288)	(105,201)	131,685
Other financial liabilities Derivatives	497,198	(182,288)	(111,283)	203,627
The amounts offset, as presented in the consolidated statement of financial position, in accordance with the criteria for offsetting financial assets and financial liabilities were immaterial.
23. Employee benefits
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Defined benefit obligations and plan assets
The changes in present value of defined benefit obligations and fair value of plan assets are as follows:

	Yen in millions
	For the years ended March 31,
	2021		2022
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Present value of defined benefit obligations:
Benefit obligations at beginning of year	2,058,893	1,207,815	2,089,263	1,419,910
Current service cost	91,079	52,334	89,128	52,826
Interest cost	10,970	49,914	12,487	52,062
Remeasurements:
Changes in demographic assumptions	(7,569)	28,690	6,440	379
Changes in financial assumptions	13,888	14,490	(46,113)	(126,125)
Other	(5,835)	51,296	4,162	904
Past service cost	1,035	3,159	761	274
Plan participants’ contributions	1,397	2,093	1,392	3,063
Benefits paid	(72,441)	(48,478)	(80,368)	(42,615)
Acquisition and other	(2,155)	58,597	—	126,966

Benefit obligations at end of year	2,089,263	1,419,910	2,077,151	1,487,644

Fair value of plan assets:
Plan assets at beginning of year	1,519,254	868,903	1,806,265	1,079,543
Interest income	8,907	48,729	11,261	51,614
Remeasurement
Actual return on plan assets, excluding interest income	286,089	120,232	34,543	(6,657)
Employer contributions	37,469	31,227	33,163	24,912
Plan participants’ contributions	1,397	2,093	1,392	3,063
Benefits paid	(39,471)	(36,217)	(41,804)	(31,823)
Acquisition and other	(7,380)	44,576	—	104,004

Plan assets at end of year	1,806,265	1,079,543	1,844,819	1,224,656

Effect of the asset ceiling	—	—	—	—

Net defined benefit liability (asset)	282,999	340,368	232,332	262,988

The funded defined benefit obligations and the unfunded defined benefit obligations are as follows:

	Yen in millions
	March 31,
	2021		2022
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Funded defined benefit obligations	1,575,647	1,127,974	1,559,686	1,187,595
Plan assets	(1,806,265)	(1,079,543)	(1,844,819)	(1,224,656)

Subtotal	(230,618)	48,432	(285,133)	(37,061)

Unfunded defined benefit obligations	513,616	291,936	517,465	300,049

Total	282,999	340,368	232,332	262,988

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The net defined benefit liability (asset) recognized in the consolidated statement of financial position are comprised of the following:

	Yen in millions
	March 31,
	2021		2022
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Retirement benefit liabilities	680,021	355,075	674,425	348,323
Other non-current assets (Retirement benefit assets)	(397,023)	(14,707)	(442,094)	(85,335)

Net amount recognized	282,999	340,368	232,332	262,988

(3) The major items of actuarial assumption
The weighted-average discount rates used to determine the present value of defined benefit obligations are as follows:

	March 31,
	2021		2022
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Discount rate	0.6%	3.3%	0.7%	3.5%
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the fair value of classes of plan assets.

	Yen in millions
	March 31, 2021
	Japanese plans			Foreign plans
	Quoted prices in active markets		Total	Quoted prices in active markets		Total
	Available	Not available		Available	Not a vailable
Stocks	607,727	—	607,727	194,927	—	194,927
Government bonds	110,699	—	110,699	113,476	—	113,476
Bonds (other)	—	72,496	72,496	—	203,640	203,640
Commingled funds	—	500,243	500,243	—	385,663	385,663
Insurance contracts	—	216,423	216,423	—	—	—
Other	145,801	152,876	298,677	16,182	165,655	181,837

Total	864,227	942,038	1,806,265	324,584	754,958	1,079,543

	Yen in millions
	March 31, 2022
	Japanese plans			Foreign plans
	Quoted prices in active markets		Total	Quoted prices in active markets		Total
	Available	Not available		Available	Not a vailable
Stocks	549,385	—	549,385	195,067	—	195,067
Government bonds	112,568	—	112,568	132,172	—	132,172
Bonds (other)	—	77,048	77,048	—	218,433	218,433
Commingled funds	—	489,471	489,471	—	423,525	423,525
Insurance contracts	—	220,027	220,027	—	—	—
Other	225,980	170,340	396,320	30,442	225,016	255,459

Total	887,933	956,886	1,844,819	357,681	866,975	1,224,656

“Other” consists of cash equivalents, other private placement investment funds and other assets.
(5) The sensitivity analysis
The following table illustrates the effects on defined benefit obligations of the change in weighted-average discount rates, assuming all other assumptions are consistent.

	Yen in millions
	March 31,
	2021		2022
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
0.5% decrease	177,741	99,253	172,402	127,889
0.5% increase	(154,265)	(179,276)	(150,226)	(118,899)
(6) Impact on future cash flow
Contributions to plan assets by TMC and some of its consolidated subsidiaries are determined by various factors such as employee salary levels and years of service, funded status of plan assets, and actuarial

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
In the following year (the year ending March 31, 202
3
), Toyota expects to contribute ¥33,069 million for Japanese plans and ¥14,876 million for Foreign plans to the post-employment benefit plans.
The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Yen in millions
Years ending March 31,	Japanese plans	Foreign plans
2023	84,168	43,910
2024	86,656	43,958
2025	83,842	45,661
2026	85,239	48,557
2027	88,955	52,725
From 2028 to 2032	421,154	301,917

Total	850,015	536,727

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
(8) Payroll expenses
Payroll expenses included in “Cost of products sold” and “Selling, general and administrative” in the consolidated statement of income (including expenses for post-employment benefit plans) for the years ended March 31, 2020, 2021 and 2022 are ¥3,403,555 million, ¥3,281,292 million and ¥3,550,882 million, respectively.
2
4
. Liabilities for quality assurance
Toyota provides product warranties for certain defects mainly resulting from manufacturing based on warranty contracts with its customers at the time of sale of products. Toyota accrues estimated warranty costs to be incurred in the future in accordance with the warranty contracts. In addition to product warranties, Toyota initiates recalls and other safety measures to repair or to replace parts which might be expected to fail from products safety perspectives or customer satisfaction standpoints. Toyota accrues for costs of recalls and other safety measures based on the amount estimated from historical experience.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The net change in liabilities for quality assurance above for the years ended March 31, 2020, 2021 and 2022 consist of the following:

	Yen in millions
	For the years ended March 31,
	2020	2021	2022
Liabilities for quality assurance at beginning of year	1,769,514	1,552,970	1,482,872
Additional provisions	372,619	345,563	362,180
Utilization	(482,918)	(347,806)	(278,094)
Reversals	(99,533)	(77,479)	(32,124)
Other	(6,712)	9,624	20,877

Liabilities for quality assurance at end of year	1,552,970	1,482,872	1,555,711

“Other” primarily includes the impact of currency translation adjustments and the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest.
The table below shows the net changes in liabilities for recalls and other safety measures which are comprised in liabilities for quality assurance above for the years ended March 31, 2020, 2021 and 2022.

	Yen in millions
	For the years ended March 31,
	2020	2021	2022
Liabilities for recalls and other safety measures at beginning of year	1,302,309	1,104,711	1,093,689
Additional provisions	225,373	229,763	245,542
Utilization	(354,759)	(228,044)	(165,482)
Reversals	(61,099)	(16,199)	(9,389)
Other	(7,113)	3,458	6,853

Liabilities for recalls and other safety measures at end of year	1,104,711	1,093,689	1,171,213

2
5
. Equity and other equity items
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
The amount of Toyota Motor Corporation shareholder’s equity and short-term and long-term debt are as follows:

	Yen in millions
	March 31,
	2021	2022
Toyota Motor Corporation Shareholders’ equity	23,404,547	26,245,969
Short-term and long-term debt	25,659,635	26,496,358

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Number of shares
The total number of authorized shares of TMC’s common stock was 10,000,000,000,
 10,000,000,000 and 50,000,000,000
as of March 31, 2020, 2021 and 2022, respectively.
The changes in the shares of common stock issued are as follows:

	For the years ended March 31,
	2020	2021	2022
Common stock issued:

Balance at beginning of year	3,262,997,492	3,262,997,492	3,262,997,492
Changes during the year	—	—	13,051,989,968

Balance at end of year	3,262,997,492	3,262,997,492	16,314,987,460

The common stock issued by TMC is a
no-parity
stock without any limitations on the content of the rights, and the issued stock is fully paid.
On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders. The total number of authorized shares of TMC’s common stock and common stock issued was increased by 40,000,000,000 and 13,051,989,968, respectively.
The total number of treasury stock was 496,844,960, 467,048,832 and 2,536,685,916 as of March 31, 2020, 2021 and 2022, respectively.
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
The amounts of statutory retained earnings of TMC available for dividend payments to shareholders were ¥11,215,850 million and ¥11,656,187 million as of March 31, 2021 and 2022, respectively. In accordance with customary practice in Japan, the distributions from surplus are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained.
Retained earnings at March 31, 2022 include ¥3,243,920 million relating to equity in undistributed earnings of associates and joint ventures.

(4) Treasury stock
The reissuance and repurchase of treasury stock are as follows:
For the year ended March 31, 2020
Repurchase of treasury stock

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
For the year ended March 31, 2022
Repurchase of treasury stock
1) Repurchasing of treasury stock resolved at the Board of Directors meeting held on May 12, 2021 and November 4, 2021

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reason for repurchasing treasury stock -
The repurchase was made to promote capital efficiency by repurchasing flexibly its common stock while comprehensively considering factors such as its investment in growth, level of its dividends, its cash reserves and the price level of its common stock.
Details of matters relating to repurchase -

Number of common shares repurchased	96,196,900 shares
Total purchase price for repurchase of shares	¥400,000 million
2) Repurchasing of treasury stock resolved at the Board of Directors meeting held on March 23, 2022
Reason for repurchasing treasury stock -
The repurchase was made to promote capital efficiency by repurchasing flexibly its common stock than before while comprehensively considering factors such as the price level of its common stock.
Details of matters relating to repurchase -

Number of common shares repurchased	2,111,000 shares
Total purchase price for repurchase of shares	¥4,607 million

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) Other components of equity

Other components of equity are as follows:

	Yen in millions
	Net changes in revaluation of financial assets measured at fair value through other comprehensive income	Remeasurements of defined benefit plans	Exchange differences on translating foreign operations	Total
Balance at April 1, 2019	1,016,035	—	—	1,016,035

Other comprehensive income, net of tax	(58,946)	(54,176)	(395,523)	(508,645)
Reclassification to retained earnings	(4,935)	55,580	—	50,644
Other comprehensive income for the period attributable to non-controlling interests	1,916	(1,404)	27,002	27,514

Balance at March 31 , 2020	954,070	—	(368,520)	585,549

Other comprehensive income, net of tax	380,814	221,409	410,253	1,012,476
Reclassification to retained earnings	(31,321)	(219,047)	—	(250,369)
Other comprehensive income for the period attributable to non-controlling interests	(8,211)	(2,362)	(29,357)	(39,930)

Balance at March 31, 2021	1,295,351	—	12,375	1,307,726

Other comprehensive income, net of tax	(103,131)	151,243	1,095,017	1,143,129
Reclassification to retained earnings	(59,110)	(149,602)	—	(208,712)
Other comprehensive income for the period attributable to non-controlling interests	1,561	(1,640)	(38,810)	(38,889)

Balance at March 31, 2022	1,134,671	—	1,068,583	2,203,254

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6) Other comprehensive income
The breakdown of other comprehensive income and the corresponding tax benefits (including non-controlling
interests) are as follows:

	Yen in millions
	For the year ended March 31, 2020
	Before tax	Tax effect	After tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income

Amount incurred during the year	(353,261)	109,409	(243,853)

Net changes	(353,261)	109,409	(243,853)

Remeasurements of defined benefit plans
Amount incurred during the year	(48,426)	5,026	(43,399)

Net changes	(48,426)	5,026	(43,399)

Shares of other comprehensive income of equity method investees
Amount incurred during the year	62,568	—	62,568

Net changes	62,568	—	62,568

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations
Amount incurred during the year	(390,427)	—	(390,427)
Reclassification to profit (loss)	28,329	—	28,329

Net changes	(362,098)	—	(362,098)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Amount incurred during the year	141,795	(43,367)	98,427
Reclassification to profit (loss)	20,380	(5,417)	14,963

Net changes	162,174	(48,784)	113,390

Shares of other comprehensive income of equity method investees
Amount incurred during the year	(35,253)	—	(35,253)
Reclassification to profit (loss)	—	—	—

Net changes	(35,253)	—	(35,253)

Total other comprehensive income	(574,296)	65,651	(508,645)

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2021
	Before tax	Tax effect	After tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Amount incurred during the year	560,225	(172,798)	387,427

Net changes	560,225	(172,798)	387,427

Remeasurements of defined benefit plans
Amount incurred during the year	311,360	(95,087)	216,272

Net changes	311,360	(95,087)	216,272

Shares of other comprehensive income of equity method investees
Amount incurred during the year	80,472	—	80,472

Net changes	80,472	—	80,472

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations
Amount incurred during the year	403,636	—	403,636
Reclassification to profit (loss)	—	—	—

Net changes	403,636	—	403,636

Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Amount incurred during the year	(119,441)	35,938	(83,503)
Reclassification to profit (loss)	—	—	—

Net changes	(119,441)	35,938	(83,503)

Shares of other comprehensive income of equity method investees
Amount incurred during the year	8,172	—	8,172
Reclassification to profit (loss)	—	—	—

Net changes	8,172	—	8,172

Total other comprehensive income	1,244,424	(231,947)	1,012,476

F-7
7

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2022
	Before tax	Tax effect	After tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Amount incurred during the year	(71,641)	22,399	(49,242)

Net changes	(71,641)	22,399	(49,242)

Remeasurements of defined benefit plans
Amount incurred during the year	188,239	(51,989)	136,250

Net changes	188,239	(51,989)	136,250

Shares of other comprehensive income of equity method investees
Amount incurred during the year	113,641	—	113,641

Net changes	113,641	—	113,641

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations
Amount incurred during the year	902,844	—	902,844
Reclassification to profit (loss)	—	—	—

Net changes	902,844	—	902,844

Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Amount incurred during the year	(220,711)	66,536	(154,175)
Reclassification to profit (loss)	1	(0)	1

Net changes	(220,710)	66,536	(154,174)

Shares of other comprehensive income of equity method investees
Amount incurred during the year	193,811	—	193,811
Reclassification to profit (loss)	—	—	—

Net changes	193,811	—	193,811

Total other comprehensive income	1,106,184	36,945	1,143,129

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(7) Dividends
The paid dividend amounts are as follows:
For the year ended March 31, 202
0

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 8, 2019	Common shares	339,893	120.00	March 31, 2019	May 24, 2019

The Board of Directors Meeting on November 7, 2019	Common shares	278,908	100.00	September 30, 2019	November 27, 2019
For the year ended March 31, 202
1

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 12, 2020	Common shares	331,938	120.00	March 31, 2020	May 28, 2020

The Board of Directors Meeting on November 6, 2020	Common shares	293,576	105.00	September 30, 2020	November 27, 2020
For the year ended March 31, 2022

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 12, 2021	Common shares	377,453	135.00	March 31, 2021	May 28, 2021

The Board of Directors Meeting on November 4, 2021	Common shares	332,419	120.00	September 30, 2021	November 25, 2021

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividends of which record date falls within the year ended March 31, and effective date is after the year ended March 31 are as follows:
For the year ended March 31, 2022

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 11, 2022	Common shares	385,792	28.00	March 31, 2022	May 27, 2022

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders. The dividend per share amount based on the Board of Directors Meeting on November 4, 2021 is an amount before the stock split. The dividend per share amount based on the Board of Directors Meeting on May 11, 2022 is an amount after the stock split.

26. Sales revenues
(1) Summary by business segments and products
The table below shows Toyota’s sales revenues from external customers by business and by product category.

	Yen in millions
	For the years ended March 31
	202 0	2021	2022
Sales of products
Automotive
Vehicles	22,647,701	20,509,606	23,739,442
Parts and components for production	1,197,089	1,287,053	1,504,215
Parts and components for after service	2,170,448	2,049,187	2,407,143
Other	755,141	752,000	881,193

Total automotive	26,770,379	24,597,846	28,531,993
All other	923,314	479,553	541,436

Total sales of products	27,693,693	25,077,398	29,073,428
Financial services	2,172,854	2,137,195	2,306,079

Total sales revenues	29,866,547	27,214,594	31,379,507

The majority of sales of products are revenues recognized from contracts with customers under IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”), and receivables related to such revenues are recognized as “Trade accounts and other receivables”.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The breakdown of income from leases included in financial service revenues is as follows:

	Yen in millions
	For the years ended March 31,
	2020	2021	2022
Finance leases
Financial income related to net lease investment	98,865	106,724	134,512
Operating leases	1,051,822	1,017,707	1,093,545

Total	1,150,688	1,124,431	1,228,057

Financial service revenues other than income from leases mainly consist of interest income using the effective interest method. The amount of interest income using the effective interest method is not significant.
For the years ended March 31, 2020, 2021 and 2022 ¥127,113 million, ¥125,748 million and ¥138,718 million of financial service revenues were accounted for under IFRS 15.
(2) Contract liabilities
Contract liabilities consist of the following:

	Yen in millions
	March 31,
	2021	2022
Contract liabilities	854,679	989,959
Contract liabilities are primarily related to advances received from customers. Contract liabilities are included in “Other current liabilities” and “Other non-current
liabilities” in the consolidated statement of financial position. For the year ended March
31
,
2021
and
2022
, the amounts transferred from contract liabilities at the beginning of the fiscal year to operating income were ¥
370,278
 million and ¥
444,781
 million, respectively.
(3) Performance obligations
The aggregate amounts of transaction prices allocated to unsatisfied performance obligations related to contracts that have original expected durations in excess of one year were ¥618,668 million and ¥796,769 million as of March 31, 2021 and 2022, respectively. The main contents of unsatisfied performance obligations are insurance revenues and maintenance revenues.
For insurance revenues, Toyota receives payment agreed upon in the contract at the inception of the contract, and revenue is recognized over the term of the contract, which ranges from three to 120 months. As of March 31, 2021, the unsatisfied performance obligations related to insurance revenues were ¥237,805 million, and Toyota expected to recognize as revenue ¥67,537 million in fiscal 2022, and ¥170,268 million thereafter. As of March 31, 2022, the unsatisfied performance obligations related to insurance revenues were ¥295,648 million, and Toyota expects to recognize as revenue ¥82,215 million in fiscal 2023, and ¥213,432 million thereafter.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27. Research and development cost
Research and development costs consist of the following:

	Yen in millions
	For the years ended March 31,
	2020	2021	2022
Research and development expenditures incurred during the year	1,110,369	1,090,424	1,124,262
Amount capitalized	(164,127)	(158,246)	(200,512)
Amortization of capitalized development costs	149,776	152,542	167,926

Total	1,096,019	1,084,721	1,091,675

28. Other finance income and costs
Other finance income and costs consist of the following:

	Yen in millions
	For the years ended March 31,
	2020	2021	2022
Other finance income
Interest income
Financial assets measured at amortized cost	37,201	17,526	16,920
Financial assets measured at fair value through other comprehensive income	84,629	88,074	84,592
Dividend income
Financial assets measured at fair value through other comprehensive income	110,243	88,837	94,833
Other	73,772	240,791	138,416

Total	305,846	435,229	334,760

Other finance costs
Interest expense
Financial liabilities measured at amortized cost	(44,114)	(42,421)	(32,458)
Other	(3,041)	(5,116)	(11,539)

Total	(47,155)	(47,537)	(43,997)

The decrease in “Other finance income—Other” was due mainly to a decrease during fiscal 2022 in profit on sales of securities.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29
. Earnings per share
Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted-average common shares	Earnings per share attributable to Toyota Motor Corporation
For the year ended March 31, 2020
Net income attributable to Toyota Motor Corporation	2,036,140

Basic earnings per share attributable to Toyota Motor Corporation	2,036,140	13,994,590	145.49
Effect of dilutive securities
Model AA Class Shares	13,265	235,500

Diluted earnings per share attributable to Toyota Motor Corporation	2,049,405	14,230,090	144.02

For the year ended March 31, 2021
Net income attributable to Toyota Motor Corporation	2,245,261

Basic earnings per share attributable to Toyota Motor Corporation	2,245,261	13,976,442	160.65
Effect of dilutive securities
Model AA Class Shares	12,569	229,694

Diluted earnings per share attributable to Toyota Motor Corporation	2,257,830	14,206,137	158.93

For the year ended March 31, 2022
Net income attributable to Toyota Motor Corporation	2,850,110

Basic earnings per share attributable to Toyota Motor Corporation	2,850,110	13,887,348	205.23
Effect of dilutive securities
Model AA Class Shares	23	311

Diluted earnings per share attributable to Toyota Motor Corporation	2,850,132	13,887,659	205.23

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

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation shareholders’ equity	Common shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share
As of March 31, 2021	23,404,547	13,979,743	1,674.18
As of March 31, 2022	26,245,969	13,778,302	1,904.88
On October 1, 2021, TMC effected a
five-for-one
stock split of its common stock to shareholders. “Basic earnings per share attributable to Toyota Motor Corporation”, “Diluted earnings per share attributable to Toyota Motor Corporation” and “Toyota Motor Corporation shareholders’ equity per share” are calculated based on the assumption that the stock split was implemented at the beginning of the earliest period presented in this note.
30. Contractual commitments and contingent liabilities
(1) Contractual commitments
Contractual commitments relating to purchase of property, plant and equipment, other assets, and services are ¥359,214 million, ¥349,143 million as of March 31,
2021 and
2022.
(2) Guarantees
Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and as of March 31, 2022, range from 1 month to 8 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payment.
The maximum potential amount of future payments are ¥3,710,352 million and ¥3,641,978 million as of March 31, 2021 and 2022. Liabilities for guarantees totaling ¥18,493 million, and ¥21,869 million have been provided as of March 31, 2021 and 2022. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.
(3) Market treatment such as recalls, damages and lawsuits
Toyota and other automakers have been named in certain class actions filed in Mexico, Canada, Australia, Israel and Brazil relating to Takata airbag issues. The actions in Mexico, Israel and Brazil are being litigated. The action in Australia is in the process of resolution.
Toyota is named as a defendant in an economic loss class action lawsuit in Australia in which damages are claimed on the basis that diesel particulate filters in certain vehicle models are defective. On April 7, 2022, Toyota received an unfavourable judgment in the court of first instance. The judgment included a finding that there was a perceived reduction in vehicle value of certain vehicle models. Toyota disagrees with the judgment and has filed an appeal. Other claims of economic loss in this class action lawsuit continue to be litigated at the

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

court of first instance. In estimating the provision we should record in the consolidated financial statements as a result of the aforementioned judgment, Toyota has considered various factors including the legal and factual circumstances of the case, the contents of the judgement of the court of first instance, and the views of legal counsel. The currently estimated probable economic outflow related to the class action is immaterial to Toyota’s consolidated financial position, results of operations and cash flows. At this stage, however, the final outcome and therefore ultimate financial liability for Toyota on account of this matter cannot be predicted with certainty.
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
Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, as well as intellectual property litigation, and is subject to government investigations from time to time.
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
31. Details of company organization
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Related to securitization transactions, ¥3,132,734 million and ¥3,367,601 million receivables related to financial services, ¥3,211,211 million and ¥3,882,623 million secured debt were included in Toyota’s consolidated financial statements as of March 31, 2021 and 2022, respectively.

(ii)	Unconsolidated structured entities
Other investment trusts and other special purpose entities are instructed based on contractual arrangements, and are designed so that voting or similar rights are not the dominant factor in deciding who controls the entities. The trusts and the special purpose entities are defined as structured entities but are determined that Toyota lacks the power to direct the activities of these investments that most significantly impact the trust’s economic performance and, therefore does not consolidate the investment trusts and the special purpose entities. Investments in the investment trusts and the special purpose entities are held at fair value and are included in “Other financial assets” in the consolidated statement of financial position. The maximum exposure to loss is limited to the carrying value of its investment. The carrying value of the trusts totaled ¥37,397 million and ¥18,829 million as of March 31, 2021 and 2022, respectively. The carrying value of the special purpose entities totaled ¥1,240,530 million and ¥1,073,137 million as of March 31, 2021 and 2022, respectively. Toyota does not provide support that is not contractually required to the investments.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32. Related party transactions
(1) Transactions with associates and joint ventures
The balances and turnover of receivables and payables with associates and joint ventures accounted for under the equity method are as follows:

	Yen in millions
	March 31,
	2021	2022
Trade accounts and other receivables

Associates	265,938	302,212
Joint ventures	44,481	64,195

Total	310,419	366,407

Trade accounts and other payables
Associates	855,997	1,086,397
Joint ventures	656	5,112

Total	856,653	1,091,509

	Yen in millions
	For the years ended March 31,
	2020	2021	2022
Sales revenues
Associates	1,928,468	1,138,144	1,948,681
Joint ventures	489,735	499,437	413,703

Total	2,418,202	1,637,582	2,362,384

Cost of products sold (purchases)
Associates	6,694,395	5,983,797	7,946,788
Joint ventures	86,747	51,434	308

Total	6,781,142	6,035,231	7,947,095

Dividends from associates and joint ventures accounted for under the equity method are ¥205,101 million and ¥252,557 million for the years ended March 31, 2021 and 2022, respectively. In addition, Toyota does not engage in transactions with associates and joint ventures outside of the normal course of business.
(2) Compensation of key management
The compensation for the directors and audit & supervisory board members of TMC is as follows:

	Yen in millions
	For the years ended March 31,
	2020	2021	2022
Monthly compensation	1,023	987	1,083
Bonus	1,039	748	196
Share compensation	477	364	772
Other	—	747	—

Total	2,540	2,847	2,051

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Other” refers to income tax compensation that was granted to a member of the Board of Directors, Mr. Didier Leroy, with respect to his remuneration during the period in which he served as a member of the Board of Directors. Mr. Leroy retired on June 11, 2020.
33. Supplemental cash flow information
“Other, net” in cash flows from investing activities includes a net increase in time deposits of
¥1,700,254
million and a net decrease in time deposits of
¥2,070,726
 million for the year ended March 31, 2021 and 2022, respectively.
34. Significant subsequent events
Not applicable.

ITEM 19. EXHIBITS
Index to Exhibit

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation)

1.3	Amended and Restated Regulations of the Audit & Supervisory Board of the Registrant (English translation) (incorporated by reference to Exhibit 1.3 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2016, filed with the SEC on June 24, 2016 (file no. 001-14948))

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation) (incorporated by reference to Exhibit 2.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2021, filed with the SEC on June 24, 2021 (file no. 001-14948))

2.2	Form of Amended and Restated Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipt(incorporated by reference to Exhibit 1 to Toyota’s Registration Statement on Form F-6, filed with the SEC on September 21, 2021 (file no. 333-259683))

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)

2.4	Description of Toyota’s Common Stock (incorporated by reference to “Item 10.B. Memorandum and Articles of Incorporation” of this annual report)

2.5	Description of Toyota’s American Depositary Shares

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its members of the board of directors and operating officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation) (incorporated by reference to Exhibit 11.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2021, filed with the SEC on June 24, 2021 (file no. 001-14948))

12.1	Certifications of the Registrant’s President and Member of the Board, as well as Member of the Board, pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s President and Member of the Board, as well as Member of the Board, pursuant to Section 906 of the Sarbanes-Oxley Act

101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the registrant’s Annual Report on Form 20-F for the year ended March 31, 2022, has been formatted in Inline XBRL

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ Masahiro Yamamoto
Name:	Masahiro Yamamoto
Title:	Chief Officer, Accounting Group
Date: June 23, 2022