Form 20-F
period 2023-03-31
TOYOTA MOTOR CORP/
filed 2023-06-30
CIK 1094517

As filed with the U.S. Securities and Exchange Commission on June 30, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: March 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number:
001-14948

TOYOTA JIDOSHA KABUSHIKI KAISH
A
(Exact name of registrant as specified in its charter)
TOYOTA MOTOR CORPORATION
(Translation of registrant’s name into English)
Japan
(Jurisdiction of incorporation or organization)

1 Toyota-cho
,
Toyota City
Aichi Prefecture
471-8571
Japan
+81 565
28-2121
(Address of principal executive offices)
Yoshihide Moriyama
Telephone number: +81 565
28-2121
Facsimile number: +81 565
23-5800
Address: 1
Toyota-cho
,
Toyota City, Aichi Prefecture
471-8571,
Japan
(Name, telephone,
e-mail
and/or facsimile number and address of registrant’s contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares* Common Stock**	TM	The New York Stock Exchange

*	Each American Depositary Share representing ten shares of the registrant’s Common Stock.
**	No par value. Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the U.S. Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
13,565,179,729
shares of common stock (including 292,036,035 shares of common stock in the form of American Depositary Shares) as of March

31, 2023
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
of the Exchange Act): Yes  ☐    No  ☒

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year referred to. All other references to years refer to the applicable calendar year unless the context otherwise requires. Unless the context otherwise requires or as otherwise expressly stated, references in this prospectus supplement to “Toyota,” “TMC,” “we,” “us,” “our” and similar terms refer to Toyota Motor Corporation and its consolidated subsidiaries, as a group.
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
(ii) fluctuations in currency exchange rates (particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound), stock prices and interest rates;
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
(xv) the impact of climate change and the transition towards a low-carbon
economy; and
(xvi) the ability of Toyota to hire or retain sufficient human resources.

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
The worldwide automotive market is highly competitive. Toyota faces intense competition from automotive manufacturers in the markets in which it operates. In recent years, competition in the automotive industry has further intensified amidst difficult overall market conditions. In addition, competition is likely to further intensify as technological advances in areas such as Connected, Autonomous / Automated, Shared, and Electric (“CASE”) technologies progress in the worldwide automotive industry, possibly resulting in industry reorganizations. Factors affecting competition include product quality and features, safety, reliability, fuel economy, the amount of time required for innovation and development, pricing, customer service, financing terms and tax credits or other government policies in various countries. Increased competition may lead to lower vehicle unit sales, which may result in a further downward price pressure and adversely affect Toyota’s financial condition and results of operations. Toyota’s ability to adequately respond to the recent rapid changes in the automotive market, particularly shifts in consumer preferences to electrified vehicles, and to maintain its competitiveness will be fundamental to its future success in existing and new markets and to maintain its market share. There can be no assurances that Toyota will be able to compete successfully in the future.
The worldwide automotive industry is highly volatile
.
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
Reviewing the world economy for fiscal 2023, energy prices soared due to geopolitical tensions, and the rise in consumer prices accelerated in both advanced and emerging countries. From August onward, demand declined because of concerns regarding a slowdown in the global economy due to the acceleration of monetary tightening by central banks around the world. Although the automotive market continued to be subjected to global production constraints due to the tightening of global supply of, and increasing demand for, semiconductors as well as components shortages, the production cuts eased toward the second half of the fiscal year.

Changes in demand for automobiles are continuing, and it is unclear how this situation will transition in the future. Toyota’s financial condition and results of operations may be adversely affected if the changes in demand for automobiles continues or progresses further beyond Toyota’s expectations. Demand may also be affected by factors directly impacting vehicle price or the cost of purchasing and operating vehicles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations (including tariffs, import regulation and other taxes). Volatility in demand may lead to lower vehicle unit sales, which may result in downward price pressure and adversely affect Toyota’s financial condition and results of operations.
Toyota’s future success depends on its ability to offer new, innovative and competitively priced products that meet customer demand on a timely basis.
Meeting customer demand by introducing attractive new vehicles and reducing the amount of time required for product development are critical to automotive manufacturers. In particular, it is critical to meet customer demand with respect to quality, safety, reliability and sustainability. The timely introduction of new vehicle models, at competitive prices, meeting rapidly changing customer preferences and demand is more fundamental to Toyota’s success than ever, as the automotive market is rapidly transforming in light of the changing global economy and technological advances. There is no assurance, however, that Toyota will adequately and appropriately respond to changing customer preferences and demand with respect to quality, safety, reliability, styling, sustainability and other features in a timely manner. Even if Toyota succeeds in perceiving customer preferences and demand, there is no assurance that Toyota will be capable of developing and manufacturing new, price competitive products in a timely manner with its available technology, intellectual property, sources of raw materials and parts and components, and production capacity, including cost reduction capacity. Further, there is no assurance that Toyota will be able to offer new products or implement capital expenditures at the level and times planned by management, including as described in targets or goals that we have disclosed publicly. Toyota’s inability to develop and offer products that meet customers’ preferences and demand with respect to quality, safety, reliability, styling, sustainability and other features in a timely manner could result in a lower market share and reduced sales volumes and margins, and may adversely affect Toyota’s financial condition and results of operations.
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
Toyota’s success is significantly impacted by its ability to maintain and develop its brand image and reputation.
In the highly competitive automotive industry, it is critical to maintain and develop a brand image and reputation. In order to do so, it is necessary to further increase stakeholders’ confidence by ensuring that the Toyota group and its suppliers thoroughly comply with laws and regulations, provide safe, high-quality products that meet customer preferences and demand, as well as timely and appropriately disseminate information to stakeholders. It is also becoming increasingly important for companies to contribute to sustainability.
However, the Toyota group may not be able to ensure that it or its suppliers do so in all cases. Concerns regarding product safety or our product safety validation processes, whether raised internally, by regulators, or consumer advocates, can lead to product delays, recalls, lost sales, regulatory investigations, legal claims that cause reputational damage. For example, on March 4, 2022, Hino Motors, Ltd. (“Hino”), a consolidated subsidiary of Toyota, confirmed and announced misconduct in relation to its applications for certification concerning the emissions and the fuel economy performance of certain of its engines for the Japanese market. Additionally, Daihatsu Motor Co., Ltd. (“Daihatsu”), a consolidated subsidiary of Toyota, confirmed and announced misconduct in relation to its applications for certification concerning safety tests of certain of its vehicles for the overseas market on April 28, 2023 for vehicles developed by Daihatsu. See “Item 4. Information on the Company — 4.B Business Overview — Selected Initiatives” for further discussion of these and related matters. In addition, actual or perceived failures on the part of Toyota or its suppliers to contribute to sustainability or to meet certain sustainability-related goals or objectives, including those relating to climate change or the protection of human rights in Toyota’s supply chain, may also harm Toyota’s reputation. Any insufficient measures taken by the Toyota group or its suppliers to maintain and develop Toyota’s brand image and reputation may have an adverse effect on Toyota’s financial condition and results of operations.
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
Toyota’s operations and vehicles rely on various digital and information technologies, as well as information security, which are subject to frequent attack.
Toyota depends on various information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information, including sensitive data, and to manage or support a variety of business processes and activities, including manufacturing, research and development, supply chain management, sales and accounting. In addition, Toyota vehicles may rely on various digital and information technologies, including information service and driving assistance functions.
Despite security measures, Toyota’s digital and information technology networks and systems may be vulnerable to damage, disruptions, shutdowns due to unauthorized access or attacks by hackers, computer viruses, breaches due to unauthorized use, errors or malfeasance by employees and others who have or gain access to the networks and systems Toyota depends on or otherwise uses, service failures or bankruptcy of third parties such as software development or cloud computing vendors, power shortages and outages, and utility failures or other catastrophic events like natural disasters. In particular, cyber-attacks or other intentional malfeasance are increasing in terms of intensity, sophistication and frequency, and Toyota has been and expects to continue to be the subject of such attacks. Such attacks have, in some cases, and could again disrupt critical operations, disclose sensitive data, interfere with information services and driving assistance functions in Toyota’s vehicles, and/or give rise to legal claims or proceedings, liability or regulatory penalties under applicable laws, which could have an adverse effect on Toyota’s brand image and its financial condition and results of operations. Moreover, similar attacks on Toyota’s suppliers and business partners have had, and may in the future have, a similar negative impact on Toyota.
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
Transition risks are those attributable to regulatory, technological and market changes to address the mitigation of, or adaptation to, climate-related risks. For example, Toyota is subject to the risk of changes in customer demand for vehicles due to such factors as changes in laws, regulations and government policies relating to climate change, technological innovation to address climate change, and new entrants into the automobile industry that seek to capitalize on changing market dynamics. Changes in customer demand may pose ancillary risks and challenges, such as Toyota’s having to establish new, or enhance existing, supply networks in order to source the raw materials, parts and components necessary for it to manufacture the products then in demand at desired volumes and at competitive costs. Toyota may incur significant costs and expenses as a result of the materialization of such risks, or in its efforts to mitigate or adapt to such risks. Toyota’s inability to develop and offer products that meet customers’ preferences and demand in a timely manner could result in a lower market share and reduced sales revenues and margins, and may adversely affect Toyota’s financial condition and results of operations. For a further discussion of risks associated with climate change, see “Item 4. Information on the Company — 4B. Business Overview — Climate Change-related Disclosures.”
Furthermore, Toyota has published disclosures on climate-change related matters relating to its business and its partners. Such disclosures include forward-looking statements based on Toyota’s expectations and assumptions, involving substantial discretion and forecasts about costs and future circumstances, which may prove to be incorrect. In addition, Toyota’s initiatives relating to climate change may not have the intended results, and estimates concerning the timing and cost of implementing, and ability to meet, stated goals are subject to risks and uncertainties. As a result, Toyota may not be able to meet its goals, including those set forth in this annual report, on expected timing or at all, or within expected costs.
In particular, progress toward achieving Toyota’s climate-related targets requires significant investment of resources and management time, as well as implementation of new compliance and risk management systems, internal controls and other internal procedures. Toyota’s ability to achieve its climate-related goals, which are to be pursued over the long-term and are inherently aspirational, is subject to numerous risks and uncertainties, many of which are outside of Toyota’s control, such as changes in environmental and energy regulation and policy, the pace of technological change and innovation, and the actions of Toyota’s customers and competitors. Any failure, or perceived failure, by Toyota to achieve its climate-change related goals, including those set forth in this annual report, could adversely impact its reputation, financial condition and results of operations.
Toyota’s operations are dependent on securing, retaining and developing talented, diverse employees.
Given in particular the rapid changes in its business environment and its efforts to transform into a mobility company, Toyota’s success depends on its ability to continue to recruit, retain and develop talented and diverse employees. However, competition for such employees is intense and if Toyota cannot recruit and retain diverse employees with a high level of expertise and extensive experience as planned, or it is unable to provide its employees with the opportunities, training and resources they need to develop themselves further, it may reduce Toyota’s competitiveness, and its financial condition, results of operations and cashflow could be adversely affected.
Financial Market and Economic Risks
Toyota’s operations are subject to currency and interest rate fluctuations
.
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
Toyota believes that its use of certain derivative financial instruments including foreign exchange forward contracts and interest rate swaps and increased localized production of its products have reduced, but not eliminated, the effects of interest rate and foreign currency exchange rate fluctuations. Nonetheless, a negative impact resulting from fluctuations in foreign currency exchange rates and changes in interest rates may adversely affect Toyota’s financial condition and results of operations. For a further discussion of currency and interest rate fluctuations and the use of derivative financial instruments, see “Item 5. Operating and Financial Review and Prospects — Operating Results — 5.A Operating Results — Overview — Currency Fluctuations,” “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” and notes 19 and 20 to Toyota’s consolidated financial statements.
High prices of raw materials and strong pressure on Toyota’s suppliers has and could continue to negatively impact Toyota’s profitability
.
Increases in raw materials prices that Toyota and Toyota’s suppliers use in manufacturing their products or parts and components such as steel, precious metals, non-ferrous
alloys including aluminum, and plastic parts, may lead to higher production costs for parts and components. This could, in turn, negatively impact Toyota’s profitability because Toyota may not be able to pass all those costs on to its customers or require its suppliers to absorb such costs. For example, Toyota believes that the surge in materials costs has had a significant negative impact on its business performance in fiscal 2023, and expects the impact to continue in fiscal 2024.
A downturn in the financial markets could adversely affect Toyota’s ability to raise capital
.
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
Regulatory, Legal, Political and Other Risks
The automotive industry is subject to various governmental regulations and actions
.
The worldwide automotive industry is subject to various laws and governmental regulations including those related to vehicle safety and environmental matters such as emission levels, fuel economy, noise and pollution. In particular, automotive manufacturers such as Toyota are required to implement safety measures such as recalls for vehicles that do not or may not comply with the safety standards of laws and governmental regulations. In addition, Toyota may, in order to reassure its customers of the safety of Toyota’s vehicles, decide to voluntarily implement sales suspensions, recalls or other safety measures even if the vehicle complies with the safety standards of relevant laws and governmental regulations. If Toyota launches products that result in safety measures such as recalls (including where parts related to recalls or other measures were procured by Toyota from a third party), Toyota may incur various costs including significant costs for free repairs. Similarly, many governments also impose tariffs and other trade barriers, taxes and levies, or enact price or exchange controls. Furthermore, the failure to comply with such regulations could result in legal proceedings, recalls, negotiated remedial actions, fines, revocations of government approvals and the imposition of other government sanctions, restricted product offerings, compensatory payments or adverse consequences, such as those that have ensued in connection with the misconduct that Hino engaged in relating to emissions and fuel efficiency testing. See “Item 4. Information on the Company — 4.B Business Overview — Selected Initiatives.” Toyota has incurred significant costs in response to governmental regulations and actions, including costs relating to changes in global trade dynamics and policies, and expects to incur such costs in the future. Furthermore, new legislation or regulations or changes in existing legislation or regulations may also subject Toyota to additional costs in the future. If Toyota incurs significant costs related to implementing safety measures or responding to laws, regulations and governmental actions, Toyota’s financial condition and results of operations may be adversely affected.
Toyota may become subject to various legal proceedings
.
Toyota may become subject to legal proceedings in respect of various issues, including issues relating to the topics discussed in “— The automotive industry is subject to various governmental regulations and actions,” as well as product liability and infringement of intellectual property. Toyota may also be subject to legal proceedings brought by its shareholders and governmental proceedings and investigations. Toyota is in fact currently subject to a number of pending legal proceedings and government investigations. A negative outcome in one or more of these pending legal proceedings could adversely affect Toyota’s reputation, brand image, financial condition and results of operations. For a further discussion of governmental regulations, see “Item 4. Information on the Company — 4B. Business Overview — Governmental Regulation, Environmental and Safety Standards” and for legal proceedings, please see “Item 4. Information on the Company — 4B. Business Overview — Legal Proceedings.”
Toyota may be adversely affected by natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes
.
Toyota is subject to various risks associated with conducting business worldwide. These risks include natural calamities; epidemics; political and economic instability; fuel shortages; interruption in social infrastructure including energy supply, transportation systems, gas, water, or communication systems resulting from natural hazards or technological hazards; wars; terrorism; labor strikes and work stoppages. Disruptions, delays and other adverse changes in the operations of Toyota’s business have ensued from such risks materializing in the past. Should the major markets in which Toyota purchases materials, parts and components and supplies for the manufacture of Toyota products or in which Toyota’s products are produced, distributed or sold be affected by any of these events, it may result in future disruptions, delays and other adverse changes in the operations of Toyota’s business.
ITEM 4. INFORMATION ON THE COMPANY
4.A HISTORY AND DEVELOPMENT OF THE COMPANY
Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code of Japan and continues to exist under the Companies Act of Japan (the “Companies Act”). Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly Toyoda Automatic Loom Works, Ltd.). Toyota became a separate company in August 1937. In 1982, the Toyota Motor Company and Toyota Motor Sales merged into one company, the Toyota Motor Corporation of today. As of March 31, 2023, Toyota operated through 569 consolidated subsidiaries (including structured entities) and 168 associates and joint ventures accounted for by the equity method.
See “Item 4. Information on the Company — 4.B Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures between April 1, 2020 and March 31, 2023 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.
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
20-F.
4.B BUSINESS OVERVIEW
Toyota primarily conducts business in the automotive industry. Toyota also conducts business in finance and other industries. Toyota sold 8,822 thousand vehicles in fiscal 2023 on a consolidated basis. Toyota had sales revenues of ¥37,154.2 billion and net income attributable to Toyota Motor Corporation of ¥2,492.9 billion in fiscal 2023.
Toyota’s business segments are automotive operations, financial services operations and all other operations. The following table sets forth Toyota’s sales to external customers in each of its business segments for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2021	2022	2023
Automotive	24,597,846	28,531,993	33,776,870
Financial Services	2,137,195	2,306,079	2,786,679
All Other	479,553	541,436	590,749
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

	Yen in millions
	Year Ended March 31,
	2021	2022	2023
Japan	8,587,193	8,214,740	9,122,282
North America	9,325,950	10,897,946	13,509,027
Europe	2,968,289	3,692,214	4,097,537
Asia	4,555,897	5,778,115	7,076,922
Other*	1,777,266	2,796,493	3,348,530

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.
During fiscal 2023, 23.5% of Toyota’s automobile unit sales on a consolidated basis were in Japan, 27.3% were in North America, 11.7% were in Europe and 19.8% were in Asia. The remaining 17.7% of consolidated unit sales were in other markets.
The Worldwide Automotive Market
Toyota estimates that annual worldwide vehicle sales totaled approximately 81 million units in 2022.
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
Looking at the global economy in fiscal 2023, the global economy turned toward recovery from the impact of
COVID-19,
but the pace of recovery remained slow due to downward pressure on the economy resulting from high resource prices and rising interest rates stemming from the Ukraine crisis and other factors.
In the automobile market, the global strains in supply and demand for semiconductors and the supply shortage of parts continued to force production constraints on a worldwide scale. However, the impact of the production cuts eased toward the second half of the fiscal year.
Looking at the economies of major countries, in the United States, domestic demand continued to be firm due to a favorable employment and income environment and economic stimulus measures, but decelerated due to a shift to monetary tightening in order to control overheating inflation. Europe was most affected by the heightened geopolitical tensions since February 2022, and inflation and high interest rates continued against the backdrop of high energy prices and labor shortages. As a consequence, the economy was sluggish. In Japan, the economy has been steady due to the normalization from the economic effects of the
COVID-19
pandemic, as well as the effects of wage increases. In China, economic activity stagnated due to the zero-coronavirus
policy accompanying the resurgence of
COVID-19;
China’s economic growth slowed in 2022. In Emerging countries, the economy has started to recover, following those in developed countries, but some emerging countries, such as Brazil, saw some slowdown in consumption due to rising interest rates and increased inflation.
Amid this environment, the automobile market faced a global
year-on-year
decline in 2022, making it a difficult year.
In North America, new vehicle sales were approximately 16.60 million units, a decrease from the previous year. In Europe, new vehicle sales also decreased from the previous year at approximately 14.90 million units. Sanctions from Western nations and their withdrawal from Russian-related businesses progressed, causing the Russian market to fall sharply year-on-year.
In Asia (including India but excluding Japan and China), new vehicle unit sales increased from the previous year to approximately 10.80 million units. The share of each market across the globe, which Toyota estimates based on the available automobile sales data in each country and region information, was 30% for China, 21% for North America (20% excluding Mexico and Puerto Rico), 19% for Europe and 13% for Asia. In China, new vehicle sales decreased from the previous year to approximately 24.70 million units.
In the medium- to long-term, Toyota expects the automotive market to continue growing driven principally by growth in China and other emerging countries. However, global competition is expected to be severe, as the pace of technological advancement and development of new products, particularly related to electrification, quickens further, including in response to a heightened global awareness of the environment with a view to carbon neutrality and the strengthening of various regulations in line with such awareness.
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
Selected Initiatives
We made a New Management Policy & Direction Announcement on April 7, 2023. Our new management structure’s theme is “inheritance and evolution.” The most important value we have cultivated is “Let’s make ever-better cars!” While talking about cars on the front lines and striving hard to bring smiles to customers’ faces, we continue to pursue ever-better cars. Together with the 370,000 employees of the Toyota group around the world, our suppliers, and our dealers, we all make cars together.
Car-making
is a team effort. We will accelerate the taking on of challenges for the future, with a new management style of “simultaneously and organically working as a team.”
Aiming for the Future
We aim to transform into a mobility company. Toyota’s mission is “Producing happiness for all.” For cars to continue being a necessary part of society, we need to change the future of the car. For that, there are two major themes, “carbon neutrality” and “expanding the value of mobility.”
Carbon Neutrality
We are fully committed to achieving carbon neutrality in 2050 over the entire life cycle of our vehicles. When it comes to car manufacturing, we will continue to pursue a variety of options, based on a multi-pathway solutions, to stay close to the future of energy and the realities of each region.
First, we will thoroughly implement whatever electrification we can do immediately. We will strengthen sales of hybrid electric vehicles (“HEVs”), including in emerging markets, and increase our number of plug-in
hybrid electric vehicle options (“PHEVs”). We will expand our lineup of battery electric vehicles (“BEVs”), which represent one important option, over the next several years. We will do our utmost to develop BEVs and create new business models.
We will also accelerate projects for the realization of the hydrogen society that we believe lies just beyond the BEV era. With partners across industries and countries, we will advance the expansion of the realm of hydrogen usage by such means as social implementation in Thailand and Fukushima, the mass production of commercial fuel cell electric vehicles (“FCEVs”), and the development of hydrogen engine technologies in the arena of motorsports. Furthermore, we will work with the energy industry to develop technologies for carbon-neutral fuels, including next-generation biofuels and synthetic fuels.
We will work to promote electrified vehicles and reduce CO
2
emissions while leaving no one behind, including in emerging markets. Through this all-direction
approach, we aim to reduce average CO
2
emissions for vehicles we sell worldwide by 33% or greater by 2030 and by 50% or greater by 2035 compared to 2019. We will continue to promote decarbonization globally and steadily toward 2050.
Expanding the Value of Mobility
The cars of the future will become more connected to society as they become more electrified, intelligent, and diversified. In addition to moving people’s hearts and emotions and moving people and goods, we will gather the movements of energy and information and link them together as one through data. By doing so, we will be able to provide seamless mobility experiences that are connected with other mobilities, as well as provide new value for cars as part of the social infrastructure. Cars connected to society will also be closely connected to various services that support people’s daily lives, such as telecommunications and finance, expanding the circle of new value-added services centered on mobility.
Toyota Mobility Concept
We have developed “Toyota Mobility Concept” as our vision of the mobility society that we are aiming for. Evolving the car to be more useful to society based on its essential values that have been cultivated over time, such as safety, security, and being fun to drive — to strive toward such a future, we will continue our transformation into a mobility company in following three domains.

The first is “Mobility 1.0.” What we aim for in this is to expand the value of the car by connecting various types of movement. For example, BEVs offer new mobility possibilities for the transport of electricity. Collectively serving as an energy grid, BEVs can enhance the energy security of society. That is the kind of role that BEVs can also fulfill. Also, intelligence can evolve cars even further by utilizing information gathered from cars and customers. Our software platform Arene holds the key to this new kind of car-making.
Connecting the latest hardware and software will enable cars and various software applications to freely connect. Arene will fulfill an important role as a platform to support this kind of evolution. We will do our utmost to develop a next-generation BEV for 2026 together with Woven by Toyota, Inc.
What we aim for in the second domain, “Mobility 2.0,” is to expand mobility into new realms. There are many people whose mobility we are currently not able to support as we would like, such as the elderly, people living in depopulated areas, and people in emerging markets in which the car market has yet to mature. New mobility possibilities, such as mobility in the sky, are also expanding. Toyota, in addition to having a full lineup of vehicles, has new forms of mobility, such as the
e-Palette,
as well as a network of colleagues across industries, such as those in the Mobility as a Service (“MaaS”) space. Leveraging these strengths, we would like to go beyond our current scope of business to provide greater mobility support to our customers around the world.
“Mobility 3.0” is about integration with social systems. We aim to create mobility ecosystems integrated with cities and society that tie into energy and transportation systems, logistics, as well as the way we live, and a future that realizes well-being. To do this, we will proceed with our demonstration experiments in Woven City. For example, we will advance our development of new logistics systems and the development of city-integrated autonomous mobility, as well as demonstrations that start from Woven City of a CO
2
-free hydrogen supply chain and of expanding the potential of hydrogen use in our daily lives. In addition to these demonstrations to date, which have utilized digital technologies, from 2025 we will accelerate comprehensive demonstrations in real cities, leading to social implementation together with our partners.
The most important message we want to convey through our mobility concept is that mobility lies beyond the evolution of the car. Cars lie at the center of our transformation into a mobility company. In order to expand the possibilities of cars, it is necessary to evolve based on the concepts of
“Best-in-Town”
and “ever-better cars,” which we have long cultivated. We will change the future of cars based on our products and regions.
Product-centered Management
Toyota Mobility Concept is centered on enhancing the value of the car, expanding new mobility and freedom of movement, and providing new services and energy solutions as part of social systems. The three approaches that hold the key to realizing this vision are electrification, intelligence, and diversification.
Electrification will be based on a multi-pathway approach. We will continue to tailor electrification to the needs of customers and individual regions by drawing on the strengths and characteristics of each vehicle type. We will expand our current lineup of BEVs, aiming to release ten new models by 2026 and set a pace to sell 1.5 million units annually by then. Further, we expect to launch a new generation of BEVs in 2026 that would double the driving range compared to that of the current bZ4X by using batteries with far greater efficiency, while also offering designs and driving performance to set hearts racing.
In addition, by drawing on the strengths of our Toyota Production System (“TPS”), we will change the way we work to reduce the number of processes for the BEV production line by half. This will entail a shift to more efficient lines, including autonomous inspections and unmanned transport powered by connected technology. We also aim to achieve carbon neutrality at all of our global plants by 2035. Also, we will overhaul existing supply chains by working with suppliers to procure superior quality parts at lower prices.
To realize these transformations, we are creating a new specialized unit to develop BEVs. This specialized unit will work under a single leader entrusted with full authority to handle every function, from development to production and business operation. We will take part in a wide range of business opportunities through our polished competitiveness as demonstrated by the Toyota New Global Architecture (“TNGA”) having the effect of halving our development intensity and in-house
investment as compared to those before the adoption of TNGA, and our
10-million
unit vehicle sales value chain.
For PHEVs, by increasing battery efficiency to extend the
EV-mode
driving range beyond 200 km, we will reposition PHEVs as “the practical BEV” and will work harder on developing this as another BEV option.
For FCEVs, we will pursue mass production centered on commercial vehicles. One feature of FCEVs is that the energy source, hydrogen, is lightweight, so even when traveling longer distances the vehicle will not be as heavy as a comparable BEV, and less space for storage of the energy source is required. Refueling is also much quicker. We plan to promote FCEVs by starting with commercial vehicles, which permit us to take advantage of these strengths.
The second approach is intelligence. Intelligence will expand connectivity between cars, services, and society. The shift to intelligent cars will involve expanding advanced safety technology, multimedia, and other constantly evolving feature updates to all of our vehicles. At the same time, alongside advances in the onboard operating system, our next-generation BEVs will enable users to customize “ride feel” according to their preferences for how the vehicle runs, turns, and stops. By also honing the vehicles’ essential attributes, we will create cars that are more fun to drive in terms of both hardware and software.
Intelligent services will include new services that connect cars to cities and infrastructure. This year, we plan to commence social implementation of logistics systems that use real-time traffic information to boost transport efficiency, and systems that provide optimal energy management. Partnering with cities and public facilities, we will also expand our BEV charging network, while providing a variety of services that support the energy grid and people’s lives. These efforts are already underway at Lexus.
With respect to intelligence in society, we will conduct demonstration experiments regarding various ways of connecting people, cars, and society in Woven City, which we have positioned as our “mobility test course.” We will use Woven City to address issues that come to light through social implementation of connected logistics services, before implementing these services in society. By repeating this process, we will accelerate the realization of an intelligent society.
Finally, we come to diversification. Our approach to diversification goes beyond cars to mobility itself, and even the energy sector. The diversification of cars will involve expanding our product lineup, services that utilize connected technology, as well as parts and accessories businesses in collaboration with new partners.
With respect to diversification of mobility, we have developed an easy-lock system for securing wheelchairs with a single motion, utilizing the know-how
we have accumulated over many years of developing welfare vehicles, and we plan to start installing this system in vehicles.
As for energy diversification, we have started demonstration experiments using hydrogen made from water, food loss and other waste, as well as carbon-neutral fuels made from biomass and other resources, in Japan and Thailand. Our energy use technology will also be strengthened in the field of motorsports with an aim to promoting widespread adoption in society.
Region-centered Management
We have refined the performance and cost of hybrid vehicles with each successive generation. As a result, we have been able to enhance greatly their earning power while investing in the future, growing with stakeholders, and reducing CO
2
emissions. This is precisely an achievement of our region-centered management, which is based on our efforts to make ever-better cars. We will continue to deepen our region-centered management and further solidify our business foundation.

To do so, the first thing that we must address is how to achieve carbon neutrality. Carbon knows no borders, and CO
2
emission is an issue that cannot wait. We need to immediately start with what we can do. Therefore, to spread the use of electrified vehicles as quickly as possible and as much as possible, we need to be very attentive to the needs of our customers by taking into account local conditions and the diverse ways of using cars. Thus, along with enhancement of the BEV lineup, we will continue to enhance the attractiveness and competitiveness of all powertrains, including HEVs and PHEVs.
In developed countries, in parallel with the preparation of BEVs, we will expand our product lineup, with a focus on the bZ series. In the U.S., we will start the local production of a three-row
SUV in 2025 that will be equipped with batteries to be produced in North Carolina, and we seek to increase our battery production capacity.
In China, we will launch two models of locally developed BEVs in 2024, fit to the local needs, and we plan to continue to increase the number of models in the following years. In Asia and other emerging markets, we will make sure to respond to the growing demand for BEVs, starting with local production of BEV pickup trucks, and also by launching a compact BEV model by the end of the year.
In developed countries, the switch to BEVs is moving forward as the market matures, while in emerging markets, the market is expected to expand due to demand for new and additional vehicles. Toyota, with its full lineup and profitable HEVs and PHEVs, along with its diverse options of BEVs that it will be strengthening, will make sure to meet a wide range of global demand and is committed to further growth. For growth in emerging markets, profitable HEVs will be used as a source of income, and with a value chain supporting the sale of approximately 10 million units per year, we will also take part in a wide range of business opportunities. In addition, we will achieve cost reductions and
Kaizen
(continuous improvement) by leveraging the strengths of the Toyota Production System (TPS), and thereby enhance our future investment capacity for the expansion of growth in BEVs and mobility areas, as well as establish a strong business foundation whereby carbon neutrality and growth can both be achieved.
While the technological innovations of electrification, intelligence and diversification are progressing, we would like to take on the challenge of contributing to regions in which we operate and to the overall good. For example, in the United States, the automotive industry is at a critical juncture, with people moving away from manufacturing and with structural costs increasing. By combining worksite-honed craftsman skills with intelligence to propose new ways of manufacturing and new “automation with human intelligence” processes, we want to do our part in preserving manufacturing in the United States while solving the country’s labor shortage problem. We also plan to start collaborations with Charoen Pokphand and the Siam Cement Group in Thailand. This is the start of an implementation that uses electrification and connected technologies to connect vehicles, people and information, and utilize mobility as part of the social infrastructure. Through these initiatives, we will take on the challenge of solving regional problems such as serious traffic congestion, air pollution and frequent road accidents.
Let’s Change the Future of Cars!
No matter how times change, Toyota is a company that manages by way of its products. And we are a company that intends to produce happiness for all by responding to the diversification of its customers and societies around the world. There is a future mobility society that Toyota in particular can aim for because it has refined the strength of its full lineups worldwide.
In an uncharted era, we believe that it is action based on strong will and passion that will change the future. Together with our colleagues, we will challenge ourselves to think outside the box. We believe that a future of mobility, one that is unique to carmakers and to Toyota, lies ahead. Let’s change the future of cars! This is our theme as we aim to become a mobility company.
Based on our unshakable motives, we will take on challenges with strong will and passion.

Misconduct of Hino and Daihatsu in Relation to Their Applications for Certification
On March 4, 2022, Hino, a consolidated subsidiary of Toyota, announced that it identified past misconduct in relation to its applications for certification concerning emissions and the fuel economy performance of its vehicle engines for the Japanese market. Hino subsequently received an investigation report from a special investigation committee consisting of outside experts concerning this matter. Hino also was subject to an on-site
inspection from the Ministry of Land, Infrastructure, Transport and Tourism (“MLIT”), and received a corrective action order from it. On October 7, 2022, Hino submitted a recurrence prevention report to MLIT. To clarify management responsibility regarding this matter, Hino decided to have four persons who were directors or senior managing officers resign, reduce the remuneration of directors, and request the voluntary return of part of the remuneration of certain past representative directors. Further, Hino formulated and announced “Three Reforms,” namely reforms to management, corporate culture and vehicle manufacturing, to prevent future misconduct. Hino is committed to addressing this issue head on and living out with renewed intent its corporate mission: “We make a better world and future by helping people and goods get where they need to go.” See “Item 4. Information on the Company — 4.B Business Overview — Legal Proceedings” for a discussion of related legal proceedings, including government investigations and actions.
Furthermore, on April 28, 2023, Daihatsu announced and disclosed that it had committed procedural irregularities in approval applications for side collision tests for vehicles developed by Daihatsu destined for overseas markets. During the subsequent in-house
inspection, it was newly discovered and announced that Daihatsu identified irregularities in the certification procedures for the side impact collision tests of Daihatsu ROCKY HEVs and Toyota RAIZE HEVs. The irregularities were promptly reported to, and consultations were undertaken, with the inspection and certification authorities after they were discovered, and shipments and sales of the vehicles at issue were suspended in the countries in which approval had been granted. In addition, Daihatsu has confirmed and reported that the vehicles at issue conform to laws and regulations in in-house
re-tests
using proper parts. Daihatsu has established a third-party committee consisting of external experts in legal and technical matters to fully clarify the nature of the irregularities and identify their root cause; it has also asked the committee to recommend measures to prevent the recurrence of similar irregularities by examining the company’s organization and development processes.
In the wake of the large-scale recalls that occurred in 2009, Toyota promised its customers around the world that it would not “run away, hide, or lie.” Given this, we take very seriously the fact that these problems nevertheless occurred in our group. For this matter, as the chief executive officer, Toyota’s President will further strive to improve the car manufacturing operations of Toyota and the group companies, while the Chairman of the Board of Toyota will lead initiatives to strengthen governance and compliance.
On May 12, 2023, the top management of each group company gathered to discuss Toyota’s commitment to facing manufacturing with sincerity and renewed our recognition of this goal. We are currently working with all of our group companies to re-examine
our past governance structure, including our own, and have begun a thorough review. We view this case not as an individual or workplace issue, but rather a company-wide issue where an individual or workplace was forced to commit a wrongdoing. Together with Daihatsu, we are committed to listening to the voices of those on the front lines and carefully responding to the situation.
At Toyota worksites, everyone is committed to making better cars. Toyota is a company where, when a problem occurs, everyone always stops, pursues the root cause by going and seeing the location or process where the problem exists, makes improvements, and works to prevent recurrence. This is the Toyota philosophy that has been cherished since the company’s founding. We believe that there is no other way to regain the trust of our customers than for all of Toyota and its group companies to return to this philosophy once again, for each group company’s top management to confront the problems at their respective workplaces, uncover them, and make improvements one by one, and continue this steady effort. The entire Toyota group will work together to regain trust of our customers as soon as possible.

Memorandum of Understanding concerning conducting a business combination of Mitsubishi Fuso and Hino Motors
On May 30, 2023, Toyota, Daimler Truck Holding AG (“Daimler Truck”), Mitsubishi Fuso Truck and Bus Corporation (“MFTBC”) and Hino entered into a Memorandum of Understanding (MoU) on accelerating the development of advanced technologies and conducting a business combination of MFTBC and Hino. Daimler Truck, MFTBC, Hino, and Toyota intend to collaborate toward achieving carbon neutrality and creating a prosperous mobility society by developing CASE technologies and strengthening the commercial vehicle business on a global scale.
The MoU contemplates that MFTBC and Hino will integrate on an equal footing and collaborate in the areas of commercial vehicle development, procurement, and production, and that they will seek to build a globally competitive Japanese commercial vehicle manufacturer. The MoU further contemplates that Daimler Truck and Toyota will equally invest in the (listed) holding company of the integrated MFTBC and Hino, and that they will seek to collaborate on the development of hydrogen and other CASE technologies to support the competitiveness of the new company.
Details on the scope and nature of the collaboration, including the name, location and corporate structure of the new holding company will be discussed. The parties envisage signing of definitive agreements regarding the business combination in the first quarter of 2024 and aim to close the transaction by the end of 2024.
Automotive Operations
Toyota’s sales revenues from its automotive operations were ¥33,820.0 billion in fiscal 2023, ¥28,605.7 billion in fiscal 2022, and ¥24,651.5 billion in fiscal 2021.
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
In fiscal 2022, Toyota launched the first-ever SUV Corolla model, Corolla Cross. Since the launch of the first-generation in 1966, the Corolla series has continued to evolve and embrace new challenges and has sold more than 50 million units worldwide. The Noah and Voxy, cars supported and loved by many customers, including families among others, were completely redesigned as minivans with the further increased ease of use and enhanced advanced fixtures. In pursuit of a suite of features designed to enable customers to drive their vehicles every day with joy, safety, peace of mind, and comfort, while also realizing superior environmental performance, Toyota launched the HEV Aqua, which is the world’s first vehicle to use a high-output bipolar nickel-hydrogen battery as an electric drive battery. With elevated levels of driving performance, design, and advanced technology, the all-new
NX, which is the first model to introduce the next generation of Lexus, is accelerating the proliferation of electrified models by being Lexus’ first-ever PHEV also offered as a HEV. In addition, the new Toyota bZ series of BEVs that are easy to use and highly appealing, and the introduction of this series is a part of Toyota’s efforts to reduce CO
2
emissions. Toyota launched the bZ4X, the first of the bZ series, which offers, in addition to a comfortable cabin, a new lifestyle and the opportunity to spend precious time with family and friends as well as the BEV’s unique joy of driving. For motorsports cars, Toyota developed the GRMN Yaris as “embodiments of making ever-better motorsports-bred cars.”
In fiscal 2023, Toyota launched the
all-new
Crown. While inheriting the Crown’s DNA of innovation and limit-pushing, it has been renewed as a flagship for a new era with four variations to meet the diverse values and lifestyles of customers. In addition to the “Crossover type,” a new style that combines a sedan and an SUV, the “Sport” offers a sporty driving experience with an enticing atmosphere and an easy-to-drive
package. The “Sedan” is a new formal design that meets the needs of chauffeurs, whereas the “Estate” is a functional SUV with a mature atmosphere and ample driving space. The new series will be rolled out in about 40 countries and regions. Launched in 1997 as the world’s first mass-produced hybrid car, the Prius has driven uptake of HEVs as a new-generation
eco-car
with outstanding fuel efficiency; under the “Hybrid Reborn” concept, the Prius was renewed as an exhilarating package that adds a design inspiring love at first sight and captivating driving performance to its core strength as an environmentally friendly car. For sportscars, the development of the GR Corolla, including a hydrogen engine-equipped GR Corolla designed to participate in the Super Taikyu endurance race series, has carried forth the torch of making ever-better motorsports-bred cars. In addition, the Lexus brand announced its first globally-available pure BEV model, the all-new
RZ. The new RZ marks Lexus’ transition into a
BEV-centered
brand, and embodies the unique Lexus vehicle design and driving experience brought on by advanced electrification technology.

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

	Thousands of Units
	Year Ended March 31,
	2021		2022		2023
Market	Units	%	Units	%	Units	%
Japan	2,125	27.8%	1,924	23.4%	2,069	23.5%
North America	2,313	30.3	2,394	29.1	2,407	27.3
Europe	959	12.5	1,017	12.4	1,030	11.7
Asia	1,222	16.0	1,543	18.7	1,751	19.8
Other*	1,027	13.4	1,352	16.4	1,565	17.8

Total	7,646	100.0%	8,230	100.0%	8,822	100.0%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.
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

	Thousands of Units
	Year Ended March 31,
	2021	2022	2023
Japan :
Total market sales (excluding mini-vehicles)	2,901	2,664	2,696
Toyota sales (retail basis, excluding mini-vehicles)	1,505	1,361	1,377
Toyota market share	51.9%	51.1%	51.1%

	Thousands of Units
	Year Ended December 31,
	2020	2021	2022
North America :
Total market sales	17,157	17,861	16,597
Toyota sales (retail basis)	2,408	2,681	2,445
Toyota market share	14.0%	15.0%	14.7%

Europe :
Total market sales	16,638	16,870	14,897
Toyota sales (retail basis)	993	1,076	1,081
Toyota market share	6.0%	6.4%	7.3%

Asia (excluding China) :
Total market sales	8,181	9,224	10,757
Toyota sales (retail basis)	969	1,189	1,382
Toyota market share	11.8%	12.9%	12.8%

Japan
Japan is one of the leading countries with respect to technological advancements and improvements in the automotive industry and will continue to demonstrate such strength. Toyota strives to earn customer satisfaction by introducing products distinctive of Japan’s manufacturing ability such as value-added products including Lexus models, FCEVs, PHEVs and HEVs, vehicles with three-seat rows and mini-vehicles. Toyota endeavors to secure and maintain its significant share of and position atop, the Japanese market. Toyota held a domestic market share (excluding mini-vehicles) on a retail basis of 51.9% in fiscal 2021, 51.1% in fiscal 2022 and 51.1% in fiscal 2023.
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
North America
The North American region is one of Toyota’s most significant markets. The United States, in particular, is the largest market in the North American region, accounting for 86% of Toyota’s retail sales in the region. In the region, Toyota has in recent years reorganized its production structure and made improvements to its product lineup. In addition, Toyota has a wide product lineup in every segment (excluding large trucks and buses).
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
In June 2023, Toyota decided to assemble an
all-new,
three-row
battery electric SUV at Toyota Motor Manufacturing Kentucky, Inc. (“TMMK”) starting in 2025. The BEV will be powered by batteries from TBMNC.
Toyota has five research and development centers in North America. As for vehicle development, the Toyota Technical Center spearheads the design, planning, and evaluation of vehicles and parts as to their ability to meet customer needs.
Europe
Toyota’s principal European markets are Germany, France, the United Kingdom, Italy and Spain. In the European markets, as a full-lineup car manufacturer, Toyota aims to increase its global vehicle sales with a focus on electrified vehicles (HEVs, PHEVs, FCEVs and BEVs) that suit the needs of customers and the circumstances of each region.
In terms of production, to strengthen its business setup so that it is less likely to be affected by exchange rates, Toyota produces models such as the Corolla, Yaris and
C-HR
locally through six entities in Europe. In addition, Toyota is actively promoting production and sales measures that meet local demand by strengthening its value chain including used car dealerships, after-sales services and finance and insurance services.

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
In terms of production, Toyota manufactures models such as the Hilux, Hiace, Corolla, Camry and Vios through 15 entities. Toyota’s plants in Thailand, not only to meet domestic demand but also to serve as a production base for locations inside and outside of the ASEAN region.
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
In terms of production, Toyota has been conducting a significant portion of its China business, including in relation to the production and sales of vehicles, through joint ventures. Toyota has two major joint venture partners in China, namely, China FAW Group Corporation and Guangzhou Automobile Group Co., Ltd. The joint venture with China FAW Group manufactures models such as the Corolla, Vios, RAV4, bZ4X and bZ3 and the joint venture with Guangzhou Automobile Group Co., Ltd. manufactures models such as the Camry, Yaris, Highlander and bZ4X.
Total vehicle sales in the Chinese market were 24.62 million vehicles in 2022, 97.8% of that of 2021, and 25.17 million vehicles in 2021, approximately the same as the 25.21 million vehicles in 2020. In this market, Toyota’s sales were 1.94 million vehicles in 2022, 100.0% of that of 2021, and 1.94 million vehicles in 2021, 107.8% of that of 2020. In the domestically produced passenger vehicle market in mainland China (21.89 million vehicles), Toyota had a market share of 8.8%. Toyota has been expanding the distribution network for locally produced vehicles in cooperation with China FAW Group and Guangzhou Automobile Group under the names Tianjin FAW Toyota Motor Co., Ltd. and Guanqi Toyota Motor Co., Ltd., respectively, and for imported vehicles, Toyota has also been expanding primarily the Lexus brand sales network. Toyota plans to further increase sales by expanding the number of dealers and its product lineup. In addition, as the market in China develops and becomes more sophisticated, Toyota plans to promote so-called
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

Production
Toyota and its affiliated companies produce automobiles and related components through more than 50 overseas manufacturing organizations in 26 countries and regions aside from Japan. Facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Czech Republic, Poland, Thailand, China, Taiwan, India, Indonesia, South Africa, Argentina and Brazil. See “Item 4. Information on the Company — 4D. Property, Plants and Equipment” for a description of Toyota’s principal production facilities.
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

	Thousands of Units
	Year Ended March 31,
	2021	2022	2023
Japan	3,948	3,738	3,789
North America	1,641	1,751	1,768
Europe	642	707	771
Asia	1,015	1,499	1,859
Other*	306	463	507

Total	7,553	8,158	8,694

*	“Other” consists of Central and South America and Africa.
Toyota closely monitors its actual units of sale, market share and units of production data and uses this information to allocate resources to existing manufacturing facilities and to plan for future expansions.
See “Item 4. Information on the Company — 4B. Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s recent investments in completed plant constructions and for a description of Toyota’s current investments in ongoing plant constructions.
Distribution
Toyota’s automotive sales distribution network is the largest in Japan. As of March 31, 2023, this network consisted of 244 dealers employing approximately 110 thousand personnel and operating approximately 4.6 thousand sales and service outlets. TOYOTA Mobility Tokyo Inc. is the only dealer owned by Toyota and the rest are independent.
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
Sales of Toyota vehicles in Japan had been conducted through four sales channels until April 2020, but from May 2020 shifted to a framework where all of its Japanese-market vehicle models are made available through all sales outlets in Japan. In addition, Toyota introduced the Lexus brand to the Japanese market in August 2005, and currently distributes the Lexus brand vehicles through a network of 183 new-vehicle
sales outlets dedicated to the Lexus brand in order to enhance its competitiveness in the domestic luxury automotive market. The following table provides information on the dealer network as of March 31, 2023.

Dealers
Channel	Toyota Owned	Independent	Outlets
Toyota brand	1 company	240 companies	4,419 outlets
Lexus brand	22 outlets	161 outlets	183 outlets
Outside Japan, Toyota vehicles are sold through approximately 168 distributors in approximately 204 countries and regions. Through these distributors, Toyota maintains networks of dealers. The chart below shows the number of Toyota distributors as of March 31, 2023 by country and region:

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
The Toyota brand now offers more than 100 models of engine-only vehicles, HEVs, PHEVs, and FCEVs in more than 170 countries and regions. The Lexus brand has introduced more than 30 models of engine-only vehicles, HEVs, and PHEVs in more than 90 countries and regions. Furthermore, we plan to expand the options for carbon neutral vehicles by offering a full lineup of BEVs. Specifically, we plan to roll out 30 Toyota and Lexus brand BEV models by 2030, offering a full lineup of BEVs globally in both the passenger and commercial vehicle segments.
In August 2022, Toyota announced that it will invest up to 730 billion yen in Japan and the United States toward supplying automotive batteries for BEVs, aiming to begin battery production between 2024 and 2026. Through this investment, we aim to boost production capacity by up to 40 GWh. In May 2023, Toyota also announced its plan to further invest $2.1 billion in its battery manufacturing plant in the United States for new infrastructure to support future expansion. Toyota will continue working to build a supply system that can steadily meet the growing demand for BEVs around the world.
At the New Management Policy & Direction Announcement held on April 7, 2023, Toyota announced that it will expand its current BEV lineup, aim to introduce ten new BEV models by 2026, and set a pace for annual sales of 1.5 million Toyota and Lexus brand BEV units by 2026. In addition, Toyota has plans to release next-generation BEVs in 2026 that will double the driving range compared to that of the current bZ4X by using batteries with greater efficiency.
Plans for the release of BEVs in each region are as follows.

Developed countries	In parallel with the preparation of new models scheduled for launch in 2026, with a focus on the bZ series and with further refined performance, Toyota plans to greatly expand its product lineup.
The United States	In 2025, Toyota plans to start the local production of a 3-row SUV equipped with batteries to be produced in North Carolina.
China
In addition to the bZ4X and bZ3, Toyota plans to launch two models of locally developed BEVs in 2024 that will fit the local needs, and to continue increase the number of models in the following years.

Asia and other emerging markets (Global South)	In order to respond to the growing demand for BEVs, Toyota plans to start local production of BEV pickup trucks by the end of 2023 and also launch a small BEV model.
In May 2023, we launched the BEV Factory, a business unit dedicated to BEVs. What we hope to achieve with BEV Factory is to change the future with BEVs through transformation on multiple axes: cars, manufacturing and the way we work.
On the car axis, through technologies such as the integration of next-generation batteries and sonic technology, we aim to achieve a vehicle cruising range of 1,000 km. To bring more stylish design, we will use AI to increase aerodynamic performance, while our designers will focus on expressing natural sensibility. We believe Arene OS and full over-the-air
updates will vastly expand the possibilities for enjoying cars. Like our manual transmission EVs, we plan to deliver exciting surprises and fun to our customers with technologies achievable only by a carmaker.

On the manufacturing axis, the car body will be constructed from three main components in a new modular structure. Adopting giga casting will allow significant component integration, which contributes to the reduction of vehicle development costs and factory investment. In addition, with our self-propelling production technology, we aim to reduce our manufacturing procedures and plant investment by half.
Under the way we work axis, the BEV Factory is based on the concept of “ALL in ONE TEAM,” a team under one leader that unifies functions and regions beyond the framework of a carmaker, such as Woven by Toyota and external partners. This ONE TEAM will revolutionize the way work is done, with everyone on the same site and with the same awareness of the same issues, to achieve quick decision-making and initial response.
We plan to roll out next-generation BEVs globally and as a full lineup to be launched in 2026. By 2030, we expect 1.7 million units out of our planned 3.5 million overall BEV unit target will be provided by BEV Factory. We expect that our next-generation BEVs will adopt our new batteries, through which we are determined to become a world leader in battery EV energy consumption. With the resources we earn, we will improve our product appeal to exceed customer expectations and secure earnings.
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
In the area of batteries, Toyota has continued to research, develop, and produce batteries in-house
for many years. In 1996, we established what is today Prime Earth EV Energy Co., Ltd. While refining our technologies related to nickel-metal hydride batteries, we started accelerating the development of lithium-ion
batteries in 2003. Furthermore, since establishing our Battery Research Division in 2008, we have been advancing research on solid-state batteries and other next-generation batteries. In 2020, we established Prime Planet Energy & Solutions, Inc. to accelerate integrated efforts in the battery business. Over the past 28 years, Toyota has made approximately 1 trillion yen in capital expenditures, research and development expenses and other investments to produce more than 23 million batteries. We believe that our accumulated experience is an asset that gives us a competitive edge. Going forward, we intend to make a total of 5 trillion yen in new capital expenditures, research and development expenses and other investments relating to BEVs and batteries, with the aim of realizing even more-advanced, high-quality, and affordable batteries.
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
In the near future, the energy density of conventional
lithium-ion
batteries per unit of weight is expected to see its peak. Accordingly, vigorous efforts are now under way to develop next-generation lithium-ion
batteries, aiming to achieve longer service life, greater energy density, more compact size, and lower costs. At Toyota, we push ahead with the development of such batteries by employing the following three approaches. For liquid batteries, which use liquid electrolyte, we are taking on the challenge of realizing “material evolution” and “structural innovation.” At the same time, we are aiming to commercialize all-solid-state
batteries that employ solid electrolyte instead of liquid electrolyte. As such, our wide-ranging development efforts are aimed at creating three types of batteries, and by the second half of the 2020s, we hope to improve the characteristics of each type so that we can provide batteries that can be used with peace of mind. With regard to all-solid-state
batteries, we promote development aimed at achieving higher output, longer cruising range, and shorter charging times. In June 2020, we built a vehicle equipped with all-solid-state
batteries and conducted test runs on a test course to obtain driving data. Based on that data, we continued to make improvements, and in August 2020, we obtained license plate registration for vehicles equipped with all-solid-state
batteries and conducted test drives. In the course of the development process, we discovered that the fast movement of ions within all-solid-state
batteries could possibly enable them to achieve higher output. On the other hand, one of the challenges has been the short service life of batteries. Toyota believes it has discovered a new technology that will improve battery service life. In the future, we will work on developing a mass production system to address one of the other challenges, namely cost. Furthermore, although Toyota announced in 2021 that the introduction of all-solid-state batteries would start with HEVs, we will instead take on the challenge of practical application in batteries for BEVs in between 2027 and 2028.
With the rapid expansion of EV usage, we are working to build a flexible system that can stably supply the required volume of batteries at the required time while meeting the needs of various customers in each region around the world. To this end, we intend to establish needed technologies by conducting a certain amount of in-house
production in the pursuit of our battery development concept of achieving batteries that can be used with peace of mind. We will then cooperate and collaborate with partners who understand and will put into practice our concept. We will also proceed with discussions with new partners in some regions. Our approach to production can be described as “starting up using small basic units.” This approach draws on lessons learned from the global financial crisis. It is difficult to notice latent risks when production is growing. Because of this, we have to take a risk-controlled approach to growth based on Toyota’s philosophy of “making only what is needed, when it is needed, and only in the amount needed.” Moreover, Toyota’s strategy of “starting up using small basic units” is also meant to enable the company to swiftly respond to changes arising from the arrival of a new technology, which often occurs in the course of a product cycle when the manufacturing costs for the old model come down and stabilize.
Hydrogen Business
The hydrogen markets in Europe, China, and North America are expected to be among the largest in the near future, and the fuel cell market is also expected to expand rapidly toward that point. We are promoting external sales of fuel cells using the Mirai’s hydrogen units and have received offers from third parties to purchase 100,000 units of fuel cells annually by 2030. Most of them are for commercial vehicles.
To respond to the rapid changes in the market, we will establish in July 2023 a new business unit called Hydrogen Factory, which will be able to make rapid decisions under one leader, from sales to development and production, all at once. The Hydrogen Factory will promote business on three axes. The first is localizing R&D and production in countries within the major markets. We will accelerate our efforts by establishing local bases, mainly in Europe and China. The second is strengthening alliances with leading partners. We will do our best to deliver affordable fuel cells to our customers by consolidating sufficient quantities through alliances. The third is competitiveness and technology. We will work on “innovative evolution of competitive next-generation fuel cell technologies,” such as next-generation cell technologies and fuel cell systems.
We will work toward full-scale commercialization as we move forward with these initiatives. We expect that our next-generation system will achieve significant FCEV production cost reduction through technological progress, volume efficiency, and localization. Furthermore, in collaboration with partners, if we are able to significantly increase the volume of purchase offers for units, we believe we will be able to reduce our costs further and generate solid profit while meeting the expectations of governments and our many customers. We will work together in development, production, and sales to achieve this goal.
In addition, the price of hydrogen is still very high. In order to promote the widespread use of hydrogen, Toyota will continue to work with its partners to contribute to the production, transportation, and usage of hydrogen. The relationships we have built with strong partners will be used as opportunities to accelerate our efforts to commercialize hydrogen by establishing customer-oriented bases in major markets and by offering affordable products in sufficient quantities.
As for current FCEVs, we released the completely redesigned Mirai in December 2020. Premised on the use of an FCEV system, the development of the second generation Mirai was promoted to deliver a futuristic premium car that will be genuinely appreciated and sought after by our customers. Specifically, we strove to deliver a vehicle that can win drivers’ hearts during and after driving, if not from the moment when they first catch sight of it. Moreover, Toyota aims to become a fuel cell (“FC”) system supplier supporting the realization of a hydrogen-powered society. In line with this aim, we provide a variety of business operators with a compact FC system module package that we have developed. This package consists of FC stacks for the second-generation Mirai, which boast higher performance, as well as air supply, hydrogen supply, cooling, power control and other FC system-related parts. In North America, we have unveiled a new prototype for an FC commercial heavy-duty truck that uses the second-generation FC system installed on the new Mirai. This truck boasts considerably improved performance, including more powerful acceleration and flexible driving response. Furthermore, having attained a maximum loaded weight of 80,000 pounds (approximately 36 tons) and cruising range of 300 miles (more than 480 kilometers), the truck is designed to accommodate a range of commercial truck needs. We intend to conduct the verification testing of this new FC truck in actual cargo transport operations.

Development of Hydrogen Engines
Toyota Motor Corporation announced in April 2021 that it is working on the technological development of a hydrogen engine.
Hydrogen engines work like modified versions of conventional gasoline engines, powered by burning hydrogen directly as fuel. The fuel is 100% pure hydrogen, unmixed with gasoline. As no fossil fuels are burned, except for the combustion of minute amounts of engine oil during driving, hydrogen-engine vehicles emit nearly no CO
2
when in operation. We believe that hydrogen engine technology is thus one option that offers great potential to contribute to carbon neutrality while making use of technologies for internal combustion engines built up over the decades and also protecting engine-related employment in the automotive industry.
In late 2020, after taking a test drive in a hydrogen engine prototype car, Master Driver Morizo (Akio Toyoda, then President) decided on the spot to enter a hydrogen engine car in Super Taikyu Series races. The development of race vehicles is dramatically faster and more agile than that of mass-production vehicles. We decided that racing would provide the ideal environment for honing our hydrogen engines being developed with the goal of achieving carbon neutrality.
Looking at the overall route to the market release of a hydrogen engine car, we are currently a little less than halfway there. The finish line is still far ahead, and there are still many issues to be figured out, but we are steadily moving forward. Over the course of a year of racing with hydrogen engines, our hydrogen engine technologies and initiatives to use hydrogen have evolved. At the same time, the number of our partners who have joined our efforts to produce, transport, and use hydrogen has expanded from eight at the starting line to 25 as of August 2022.
With regard to hydrogen production, the range of available energy sources for producing hydrogen has expanded to include solar power from Yamanashi Prefecture and Namie Town, Fukushima Prefecture; geothermal energy from Obayashi Corporation; lignite from Kawasaki Heavy Industries, Ltd., Iwatani Corporation, and Electric Power Development Co., Ltd.
(“J-Power”);
and sewage biogas from Fukuoka City.
To transport hydrogen, Commercial Japan Partnership Technologies Corporation has improved its FC light-duty trucks, changing from a metal tank to a lightweight resin liner tank that can transport hydrogen at higher pressure, achieving an approximately four-fold increase, as of June 2022, in the amount of hydrogen transported annually. In addition, as a first step in procuring hydrogen from overseas, hydrogen transported by air to Japan by Kawasaki Heavy Industries, Iwatani Corporation, and
J-Power
on a trial basis was used as fuel in Toyota’s hydrogen-powered vehicles.
As for using hydrogen, we are working to improve cars and engines through agile development in the demanding environment of motorsports. Over a year of racing, our hydrogen engines have evolved significantly, increasing power output by 20%, torque by 30%*, and cruising range by 20%*, while hydrogen filling time has been reduced from approximately five minutes to 90 seconds* (*figures as of June 30, 2022). We have also raced with a GR86 modified to use another, nonhydrogen carbon-neutral fuel. The partners who joined us through racing in the Super Taikyu Series are now accelerating initiatives outside of racing to achieve carbon neutrality. Our efforts to develop hydrogen engine cars are extending beyond Japan. In August 2022, Morizo put a hydrogen engine car (a GR Yaris) through its paces in a demonstration run during the ninth round of the World Rally Championship in Belgium. This enabled us to highlight the potential of hydrogen as an option for achieving carbon neutrality in Europe. We also entered a hydrogen engine car in an endurance race in Thailand in December 2022. Through our efforts to use hydrogen that began with hydrogen engine vehicles in the Super Taikyu Series races in Japan, and gradual growth in understanding of our assertion that carbon is our enemy, not internal combustion engines, hydrogen has come to be seen as an option for the future. Going beyond national, regional, and industry borders, we will continue to push forward with our partners.

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
When it comes to the manufacturing of cars, Toyota has a basic stance that has been handed down internally over the years: we stick to our principles and internalize important elements by attempting to first achieve them on our own. We also continue to introduce improvements on the front lines to enhance our competitive advantage. Since its founding, Toyota has been producing various production equipment in-house
as necessary. In the 1990s, we pursued the
in-house
design of ECUs and established an electronics plant, a chip plant, and a battery plant. These efforts eventually led to the commercialization of the Prius, the world’s first mass-produced HEV. Toyota has always maintained a strong awareness of the real world regardless of the era at hand, pursued our principles, and promoted internalization. That is why in the area of software and connected technologies, we established the Toyota Research Institute (“TRI”), Woven by Toyota, Inc. (“Woven by Toyota”), and Toyota Connected, and it is why we are working on the development of the
e-Palette,
the construction of Woven City as a town for pilot testing, and the development of the Arene platform and other technologies.
To date, Toyota has sold 20 million Lexus and Toyota vehicles that are connected cars, mainly in Japan, the United States, Europe, and China. Toyota’s vision of the connected car is not simply one of connecting the car to the internet. Rather, it is about providing customers with emotional experiences through the movement of people, goods, and activities — a vision centered on people that we call “human connected.” To achieve this, we are operating a call center as a point of contact with customers; the Toyota Smart Center, which provides a variety of services; and the Toyota Big Data Center, which utilizes vehicle information gathered from cars. In addition, we have established the Mobility Service Platform (“MSPF”) to provide mobility services and are promoting collaboration with service providers. Connected cars and connected technologies will be applied to a variety of areas, and we anticipate that which is to be connected will expand to include people, cars, communities, and society
(business-to-society,
or BtoS). Toyota will handle the information gathered from customers and vehicles with care, utilizing it for the happiness of customers and the development of society while creating new value from experiences centered on mobility.
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

In this way, software has the power to promptly turn ideas into products. The aim of Arene, the vehicle development platform that Toyota and Woven by Toyota are focused on, is to continue fundamentally changing the development of software for vehicles. The most notable characteristics of Arene are that it absorbs the differences in vehicle hardware specifications (abstraction) and employs hardware abstraction layers that enable hardware to be controlled with universal methods. This, in turn, enables the independent development of hardware and software as well as the reuse of software. Arene leverages the strengths of hardware cultivated by Toyota to achieve the development of safe, high-quality, and advanced software.
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
The portion of a car’s value attributable to software is growing. By internalizing the parts central to Toyota’s future, we will strategically ensure the strengths of our hardware and software through internal production, compartmentalize development undertaken with partners, and accelerate the speed of mass production. For these initiatives, we are building a software development structure on a
3,000-person
scale for Woven by Toyota, and Toyota Connected and on a
18,000-person
scale when including associates accounted for by the equity method. We are also strengthening the teams responsible for the internal production and development of software.
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
For the LS and Mirai launched in Japan in April 2021, we have included cars that feature the latest Advanced Drive function of the newest sophisticated driving assistance technologies developed by Toyota Teammate/Lexus Teammate, and they are eligible for related software updates on an ongoing basis. The GR Yaris “Morizo Selection” is a new initiative based on GR Yaris that combines the ROOKIE Racing privateer team run by Morizo (the racing driver name for Akio Toyoda, our Chairman) and Toyota’s KINTO car subscription. We will continue to evolve each car to best match each customer by reflecting updates (which are based on feedback and data gained in races participated in by Morizo and ROOKIE Racing) and personalization (which is based on customer driving data) in the software in GR Garage shops through wired connections (not OTA). Furthermore, we offer better driving methods and support the enhancement of driving skills. Through this, we strive to realize cars that evolve to suit people by updating to the latest software in line with each customer.
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

With regards to active safety, the Toyota Safety Sense system packages multiple active safety functions based around three major functions considered effective in reducing serious traffic accidents causing death or injury. These are
Pre-Collision
Safety, which helps avoid and mitigate damage from collisions with cars ahead or pedestrians; Lane Departure Alert, which contributes to preventing accidents caused by leaving the lane of travel; and Automatic High Beam, which helps ensure clear sight in front of the vehicle at night. Since its market launch in 2015, Toyota Safety Sense has been installed in more than 38 million vehicles globally as of March 2023. Toyota Safety Sense is now available on nearly all passenger car models (as standard or an option) in the Japanese, United States, and European markets. It has also been introduced in a total of 120 countries and regions, including such key markets as China, other select Asian countries, the Middle East and Australia.
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
Every minute counts in the response to an accident or medical emergency. In the event of an accident or medical emergency, Toyota’s HELPNET
®
emergency reporting system service contacts a dedicated operator who will arrange for the rapid dispatch of emergency vehicles from police, fire department, or emergency services. Specifically, HELPNET
®
automatically contacts an operator when the airbags deploy and supports
D-Call
Net
®
, a service that makes quick deployment decisions for air ambulances. This service is provided by sending vehicle data to the HELPNET center from an on-board
data communication module.
Toyota has been engaged in the research and development of automated driving technologies since the 1990s. The Mobility Teammate Concept is an automated driving concept unique to Toyota that seeks to enhance communication between drivers and their cars, enabling them to assist one another in coordinated driving as companions. Rather than cars taking over driving from people and replacing them, we believe that drivers and cars can act as partners to protect one another, so that drivers can enjoy the experience of driving while deferring to automated driving at times, and thereby achieving truly safe, secure and unrestricted mobility.
The Lexus LS and Mirai models launched in April 2021 are equipped with “Toyota/Lexus Teammate state-of-the-art”
driving assist technology, with some grades including Advanced Drive, a system that assists driving on an expressways or other motor-vehicle-only roadways. The Advanced Drive on-board
system will appropriately detect the vehicle’s surroundings, make decisions, and assist driving under the driver’s supervision according to actual traffic conditions. It can keep the vehicle in its lane, maintain the distance from other vehicles, navigate a lane split, change lanes, and overtake other vehicles until leaving the roadway for the destination. The system achieves high levels of safety and peace of mind, reducing driver fatigue and providing a pleasant journey to the driver’s destination.
Deep learning-focused AI technologies support driving by predicting and responding to a wide variety of situations that could occur when driving. In addition, Advanced Drive is capable of
Over-the-Air
upgrades, and occasional software updates may be issued. The system continues to add features and improve performance to enhance the driving experience and provide the latest safety technologies even after the vehicle has been delivered to the customer.

Cars have many uses, and customer needs continue to diversify. Accordingly, Toyota is advancing R&D into automated driving technologies not only for personally owned vehicles (“POVs”), but also in the field of MaaS. Toyota is one of the first companies to launch advanced automated driving technology for vehicles sold to corporate customers. Data collected from these vehicles will then be collected, analyzed, and fed back into development to further evolve automated driving technologies for POVs.
Toyota carries out awareness-raising initiatives for drivers and pedestrians to help prevent traffic accidents. One such initiative for drivers is the Toyota Driver Communication safe driving technique seminar held periodically at Toyota Safety Education Center Mobilitas, on the grounds of Fuji Speedway. For pedestrians, in cooperation with Toyota dealers across Japan, Toyota has been donating traffic safety teaching materials to kindergartens and nursery schools nationwide since 1969.
Commercial Sector Initiatives
Since the establishment together with other companies of the Commercial Japan Partnership Technologies (“CJPT”) joint venture in April 2021, Toyota has been working to disseminate CASE technologies in the commercial sector and thereby contribute to the realization of carbon neutrality.
CASE technologies can only contribute to society once they become widespread. Commercial vehicles can play important roles in CASE technology dissemination, as they travel long distances for extended periods of time to support the economy and society and can be easily linked with infrastructure development. By combining the commercial vehicle foundations of the companies participating in CJPT with Toyota’s CASE technologies, the companies aim to accelerate the societal implementation and adoption of CASE technologies and services and thereby help address social issues and contribute to the realization of carbon neutrality.
Distribution by truck accounts for the vast majority of overland logistics in Japan, and the transportation sector (including buses and taxis) involves a significant number of people. Commercial vehicles account for a significant amount of the total distance traveled by automobiles and CO
2
emissions from automobiles in Japan. Furthermore, the logistics companies operating in Japan currently face numerous management issues, such as high-frequency distribution, harsh work environments, labor shortages, and rising burdens on workers. The power of CASE, centered on connected technologies and services, is a promising approach to effecting improvements that will help resolve these issues.
Solving these kinds of social issues is not something that one company can accomplish alone. It is necessary to seek a wide range of like-minded partners, apply their different strengths, and work together for the sake of those supporting transportation and for society.
As many of Japan’s roads are so narrow that only mini-vehicles can easily use them, mini-vehicles are collectively a kind of “people’s car,” made to suit the roads of Japan. They are a practical and sustainable lifeline for people across the country and have continued to evolve alongside changing lifestyles. Similarly, commercial mini-vehicles are able to effectively cover areas that their small size makes accessible, supporting logistics operations mainly in the last mile.
We expect that expanding the CJP project to include mini-vehicles will enable efficient, integrated logistics, linking the main arteries of logistics (handled by trucks) with the capillaries of logistics (the domain of commercial mini-vehicles) while leveraging connected technologies and abundant data. This new collaboration is also aimed at promoting the broader use of affordable advanced safety technologies and electrification by leveraging Suzuki and Daihatsu’s strengths in high-quality, low-cost
manufacturing and Toyota’s CASE technologies.
Our efforts to achieve carbon neutrality center on two pillars: electrification and improving logistics efficiency.

Amid pressure to enhance cost competitiveness, maintaining a competitive edge in the area of commercial vehicle electrification is increasingly challenging. Competitiveness increasingly hinges on connected technologies and uses of batteries and other technologies. Accordingly, manufacturers must step up the unique added value that they offer.
We believe that improving transport efficiency will contribute greatly to realizing carbon neutrality. The companies that are participating in CJPT will link their connected technology platforms to build a more comprehensive platform for commercial vehicles and leverage the TPS, one of Toyota’s strengths, to realize JIT logistics and increase transport efficiency, thereby helping to reduce CO
2
emissions. Using connected technologies to link logistics from the major arteries to the fine capillaries, and from producers to consumers, using truck logistics and local mini-vehicle-based distribution, JIT logistics have the potential to lower running costs for logistics vendors and sustainably improve logistics.
In collaboration with its partners, CJPT began the construction and social implementation of an energy management system (“EMS”) in Fukushima Prefecture and Tokyo in January 2023 to promote the widespread use of electrified vehicles.
The introduction of commercial electric vehicles imposes an increasing burden on society as a whole, not only in terms of vehicle purchase, but also in terms of downtime for cargo and vehicles due to recharging and hydrogen filling and an increase in peak electricity demand at business sites due to the concentration of recharging at certain times.
A total of 580 commercial electrified vehicles will be used in this social implementation project, including heavy- and light-duty fuel cell electric trucks, light-duty BEV trucks, and mini-commercial van BEVs, to comprehensively cover transportation from trunk lines to the last mile. In addition, the use of an EMS that is integrated with commercial vehicle operation management will help reduce the overall burden on society and CO
2
emissions. At the project in Fukushima, we are working to create an implementation model focusing on hydrogen use in cities with populations of around 300,000, a common city size for Japan, with the aim of applying the model to similar-sized
cities nationwide.
In addition, CJPT is working with AEON KYUSHU Co., Ltd. and AEON GLOBAL SCM Co., Ltd. on a logistics improvement project for the AEON Group in the Kyushu area that will solve problems faced by the logistics industry, such as soaring logistics costs and driver shortages.
By combining the logistics expertise built up by AEON KYUSHU and AEON GLOBAL SCM with the connected technologies of the companies participating in CJPT, the project aims to (1) establish new operations to improve efficiency by linking each process in the supply chain, (2) improve efficiency by minimizing logistics downtime through the use of big data and real-time processing on connected technology infrastructure and (3) promote collaboration with a wide range of partners to achieve these initiatives.
Going forward, through the CJP project, the participating companies will deepen their collaboration while openly considering cooperation with other like-minded partners, working to help fulfill the automotive industry’s mission of helping improve people’s lives and leave a better Japan and a better planet for the next generation.
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
At Woven City, we aim to make people happy by expanding what mobility can do for human beings and building systems that will create novel value. In addition to the mobility of people, goods, and information, we emphasize that mobility also has an emotional component and represents feelings, such as being moved. Through mobility that connects human hearts, Woven City will help us invent the technologies and services that will become the future fabric of life, constantly evolving alongside the inventors who live there and our partners.
Woven City is a test course for mobility, enabling us to rapidly implement development and demonstration cycles for diverse forms of mobility in both the virtual and the real world. For example, to achieve safe mobility, Woven City will comprise three types of roads, woven together like warp and weft: paths for people, roads shared by people and personal mobility devices, and roads for autonomous vehicles. We will use these roads to advance the integrated three-part development of automated driving at the levels of people, vehicles, and the traffic environment. Guided by the three concepts of “human-centered,” “a living laboratory,” and the “ever-evolving city,” Woven City will demonstrate technologies from logistics to energy, food, and agriculture as it grows into a test course conducive to the timely generation of new inventions that address social issues.
One such initiative is the hydrogen refueling station to be built by ENEOS adjacent to Woven City. The station will produce CO
2
-free hydrogen for supply to both FCEVs and to Woven City. Using Woven City as a living laboratory, we will demonstrate a supply chain across the production, transportation, and use of hydrogen, taking new steps toward achieving carbon neutrality. The name “Woven City” comes from Toyota’s origins in automatic looms. Sakichi Toyoda, the founder of the Toyota family of companies, was driven to invent an automatic loom out of a desire to make his mother’s work easier. We have guarded and nurtured this spirit of service to others ever since. Woven City will take up this commitment from the Higashi-Fuji Plant, growing and evolving as the foundation for a new era at Toyota.
Financial Services
Toyota’s financial services include loan programs and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value-added service. In July 2000, Toyota established a wholly-owned subsidiary, Toyota Financial Services Corporation, to oversee the management of Toyota’s finance companies worldwide, through which Toyota aims to strengthen the overall competitiveness of its financial business, improve risk management and streamline decision-making processes. Toyota has expanded its network of financial services, in accordance with its strategy of developing auto-related financing businesses in significant markets. Accordingly, Toyota currently operates financial services companies in 43 countries and regions, which support its automotive operations globally.
Toyota’s sales revenues from its financial services operations were ¥2,809.6 billion in fiscal 2023, ¥2,324.0 billion in fiscal 2022 and ¥2,162.2 billion in fiscal 2021. While there were negative factors in fiscal 2023, such as supply constraints on new cars due to the ongoing tight global semiconductor supply relative to demand, and increased competition with other financial institutions, Toyota’s business saw steady growth mainly due to the higher interest rates on customer loans rate on the back of rising global interest rates and accumulated balance of earning assets resulting from enhanced used-vehicle financing. Under such circumstances, as a result of Toyota’s continued collaboration with dealers in various countries and regions and efforts to expand products and services that meet customer needs, Toyota’s share of financing provided for new car sales of Toyota and Lexus vehicles in regions where Toyota Financial Services Corporation operates remained at a high level of approximately 30%, and the balance of earning assets continued to steadily increase. In addition, Toyota is making efforts to provide both its customers and dealers with stable financial services by diversifying its funding methods through direct financing from the market, such as ABCP (Asset Backed Commercial Paper) and ABS (Asset Backed Securities), in addition to using already existing means as commercial paper, corporate bonds and bank borrowings. Furthermore, Toyota continued to perform detailed credit appraisals and serve customers by monitoring bad debt and loan payment extensions, but the percentage of credit losses rose to 0.17% and 0.30% in fiscal 2022 and 2023, respectively, due to inflation and rising interest rates. Toyota continues to work towards improving its risk management measures in connection with credit and residual value risks.
Toyota Motor Credit Corporation is Toyota’s principal financial services subsidiary in the United States. Toyota also provides financial services in 42 other countries and regions through various financial services subsidiaries, including:

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
Finance receivables for all of Toyota’s dealer and customer financing operations were ¥24,770.8 billion as of March 31, 2023, representing an increase of 13.8% as compared to the previous year. The majority of Toyota’s financial services are provided in North America. As of March 31, 2023, 56.9% of Toyota’s finance receivables were derived from financing operations in North America, 14.0% from Europe, 12.0% from Asia, 6.3% from Japan and 10.8% from other areas.
Approximately 40% of Toyota’s unit sales in the United States during fiscal 2023 included a finance or lease arrangement with Toyota. Because the majority of Toyota’s financial services operations are related to the sale of Toyota vehicles, a decrease in vehicle unit sales may lead to a contraction of Toyota’s financial services operations.
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
For information on Toyota’s finance receivables and operating leases, please see “Item 5. Operating and Financial Review and Prospects — 5.A Operating Results — Financial Services Operations.”
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

Other Financial Services
Toyota Finance Corporation launched its credit card business in April 2001 and began issuing Lexus credit cards in 2005 when the Lexus brand was introduced in Japan. As of March 31, 2023, Toyota Finance Corporation has 15.7 million card holders (including Lexus credit card holders).
All Other Operations
In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive
business activities. Sales revenues for these activities totaled ¥1,224.9 billion in fiscal 2023, ¥1,129.8 billion in fiscal 2022, and ¥1,052.3 billion in fiscal 2021.
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
International Harmonization of Vehicle Regulations
The World Forum for Harmonization of Vehicle Regulations (“WP.29”) of the United Nations Economic Commission for Europe (“UNECE”) has developed certain international rules and regulations such as the UN Regulations (“UNR”) under the 1958 Agreement and the Global Technical Regulations (“GTR”) under the 1998 Agreement and has been working to promote international harmonization of the technical prescriptions for the construction and approval of wheeled vehicles. The UNR has been adopted in jurisdictions such as Japan, EU and Russia, and each participating party’s type approvals are mutually recognized under the 1958 Agreement. The parties to the 1998 Agreement include the U.S., China and India in addition to Japan, the EU and Russia, and 23 Global Technical Regulations have been established to date. As the progress of the international harmonization of technical prescriptions will lead to the reduction of the variations in product specifications from country to country, it is expected to lead to greater efficiency in Toyota’s product development.
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
U.S. Federal Standards
The federal Clean Air Act directs the Environmental Protection Agency (“EPA”) to establish and enforce air quality standards, including emission control standards on passenger vehicles, light-duty trucks and heavy-duty vehicles. Manufacturers are not permitted to sell vehicles in the United States that do not meet the standards. In March 2014, the EPA finalized new “Tier 3” tailpipe emission and evaporative emission standards for passenger vehicles, light-duty trucks, medium-duty passenger vehicles and some heavy-duty vehicles. Under the rule, tailpipe emission standards for volatile organic compounds, carbon monoxide, nitrogen oxides, and particulate matter, as well as standards for evaporative emissions and guaranteed useful life (which relates to a vehicle’s ability to meet emission limits over time), would become increasingly stringent in phases from model years 2017 to 2025. The rule brought federal emission standards for these pollutants in line with California’s emission standards. The new Tier 3 rule also required reductions in gasoline’s sulfur content beginning in model year 2017. In April 2023, new Tier 4 emission standards were proposed for passenger vehicles, light-duty trucks, medium-duty passenger vehicles and some heavy-duty vehicles from model year 2027 onwards, including more stringent emissions standards than those for California.
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
Diagnostics (“OBD”) systems be incorporated into the computers of vehicles sold in California. OBD systems monitor components that can affect the emission performance of a vehicle and, if a problem with a component is detected, illuminates a warning light on the vehicle’s instrument panel. The systems also store the malfunction information in the computer to facilitate repairs. California’s OBD regulations are the most stringent in the world. In addition, in November 2022, the CARB adopted the ACC II program covering model years 2026 to 2035. The ACC II program consists of two parts. The first is regulations on zero-emission
vehicles. Under the California Governor’s Order of 2020
(N-79-20),
all new vehicles sold in California will be
zero-emission
vehicles by 2035. The second is the LEV (Low Emission Vehicle) 4 regulation, which strengthens emission standards for volatile organic compounds, carbon monoxide, nitrogen oxide, and particulate matter from passenger vehicles and light-duty trucks, except for ZEVs, and guaranteed service life, as well as evaporative emission standards.
Other States’ Standards
Seventeen states (Colorado, Connecticut, Delaware, Maine, Maryland, Massachusetts, Minnesota, New Jersey, New Mexico, New York, Nevada, Oregon, Pennsylvania, Rhode Island, Vermont, Virginia and

Washington) have adopted regulations substantially similar to California’s low-emission
vehicle requirement, and 15 of these have adopted California’s zero-emission
vehicle requirement. As of November 2022, according to CARB, Minnesota, Nevada, New Mexico and Virginia are planning to introduce California low-emission
vehicle emissions regulations.
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
zero-emission
vehicles (indicating the
phase-in
introduction starting from model year 2020). Canada also adopted a more stringent fuel rule, which is based on the fuel rule in the United States, that reduces refineries’ annual average sulfur concentration of gasoline to 10mg/kg from 2017 with a new addition of credit system to secure compliance. In December 2022, Environment and Climate Change Canada submitted a proposal to regulate zero-emission
vehicles from model years 2026 to 2035. The proposal incorporates Transport Canada’s declaration in July 2021 that it will introduce 100% zero emissions for light-duty passenger vehicles and light-duty trucks sold after 2035.
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
at the end of 2016, pursuant to which tighter requirements will be implemented in two steps, depending on the regulated subjects and the implementation timing. Specifically, China 6a will apply to all models to be sold or registered in July 2020 and beyond, and China 6b will apply to all models to be sold or registered in July 2023 and beyond. China 6b will also introduce the RDE Regulations adopted under Euro 6. The OBD regulations have also been tightened in terms of both subject parts and regulatory values. With respect to fuels in the market, the quality standards and the implementation from January 2019 for China 6 gasoline fuel and China 6 diesel fuel have been provided in GB17930-2016 and GB19147-2016 so as to keep up with the implementation timing of China 6 emissions regulations. Moreover, for some areas where the air quality improvement is an urgent necessity, China 6 was implemented ahead of the implementation throughout China. Discussions are currently underway for Level 7 Emissions Regulations (“China 7”), which will be more stringent that the China 6 Emissions Regulations.
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
Vehicle Fuel Economy
Japanese Standards
The Act on Rationalizing Energy Use and Shifting to
Non-fossil
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
In December 2011, the EPA and the NHTSA issued a joint proposed rule to further reduce greenhouse gas emissions and improve fuel economy for passenger cars, light-duty trucks and medium-duty passenger vehicles for model years 2017 through 2025. Pursuant to the rule, which was finalized in August 2012, these vehicles would be required to meet an estimated combined average emission level of 163 grams of carbon dioxide per mile in model year 2025, equivalent to 54.5 miles per gallon if these requirements are met through improvements in fuel economy standards. At the same time, the NHTSA issued CAFE standards for passenger vehicles and light-duty trucks that would require manufacturers to meet an industry average fuel economy level of 49.6 miles per gallon in model year 2025.

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
On December 30, 2021, the EPA issued a final rule revising passenger car and light-duty truck greenhouse gas emissions standards for model years 2023 through 2026. The new rule is based on Presidential Executive Order 13990 and is more stringent compared to the Safer Affordable Fuel Efficient (“SAFE) Vehicles Rule issued in April 2020 which temporarily relaxed the greenhouse gas emissions rate to 1.5% per year. The new rule reduces greenhouse gas emissions, year-over-year, by 10% for model year 2023, 5% for 2024, 6.6% for 2025, and more than 10% for 2026. Based on these reductions, the industry-wide average emission targets for passenger cars and light-duty trucks is projected by the EPA to be 161 grams of carbon dioxide per mile in model year 2026.
On March 31, 2022, the NHTSA issued a final rule revising passenger car and light-duty truck fuel economy standards for model years 2024 through 2026. As with the EPA’s greenhouse gas emission rule, this new rule is based on Presidential Executive Order 13990. The new rule establishes standards that would require an industry-wide fleet of approximately 49 mpg for passenger cars and light duty trucks in model year 2026. This is to be achieved by increasing fuel efficiency, year-over-year, by 8% for model year 2024, 8% for 2025, and 10% for 2026 which is more stringent than the SAFE Vehicles Rule that temporarily relaxed the rate to 1.5% per year.
In April 2023, the EPA announced new proposed greenhouse gas emissions standards for light-duty vehicles from model years 2027 to 2032. The proposal incorporates Executive Order 14037 which requires 50% of new vehicles sold in 2030 be zero-emission
vehicles and that model year 2032 vehicles meet the industry average CO
2
emission level of 82 grams per mile.
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
low-emission
vehicles” above specified benchmarks.
In March 2023, the European Parliament and the European Council approved new carbon dioxide standards applicable to automobiles and light-duty commercial vehicles in 2030 and 2035. By 2030, it will be required to reduce emissions by 55% per automobile and 50% per van compared to 2021 levels, and by 2035, it will be required to reduce emissions by 100% per automobile and van compared to 2021 levels.
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
Chinese Standards
Fuel consumption regulations are being implemented pursuant to the Chinese National Standards (“GB”), and the manufacture and sale of vehicle models not meeting these regulations are prohibited. For light-duty passenger vehicles, GB27999-2011 was issued. In these Level 3 Fuel Consumption Regulations for passenger vehicles, the regulation framework was substantially revised, such as the introduction of new regulations requiring automobile manufacturers to meet standards of corporate average fuel consumption across models in addition to existing regulations requiring each model to meet consumption standards. Furthermore, in order to achieve the national target for average fuel efficiency for 2020, the following more stringent fuel consumption regulations have been enforced. First, GB19578-2014, which has been enacted to strengthen regulations for each model, is being applied to new models after January 2016. Second, GB27999-2014, which has been enacted as Level 4 Fuel Consumption Regulations for passenger vehicles to strengthen corporate average regulations, has been in effect since 2016. In 2021, the fuel economy test mode was changed from NEDC to WLTC, and the Level 5 Fuel Consumption Regulations for passenger vehicles to achieve the average fuel efficiency target by 2025, GB19578-2021 and GB27999-2019, has been in effect since 2021. Currently, Level 6 Fuel Consumption Regulations for passenger vehicles are being considered as more stringent fuel consumption regulations. For light-duty commercial vehicles, GB20997-2015 was enacted, which further applied Level 3 Fuel Consumption Regulations to all new vehicles from January 2018 and is currently being enforced. Moreover, the implementation of the Life Cycle Assessment (LCA), which comprehensively regulates the amount of carbon dioxide emitted during the vehicle manufacturing, use, and disposal processes, among others, is being considered earlier than in the rest of the world.
With respect to large commercial vehicles, pursuant to GB30510-2018, Level 3 Fuel Consumption Regulations apply to new vehicles from July 2019 and are currently being enforced. In addition, in an effort to further strengthen fuel consumption regulations for the next generation, Level 4 Fuel Consumption Regulations are currently being considered.
Standards of Other Countries or Regions
India, Saudi Arabia, Brazil, Chile, Mexico, New Zealand, South Korea and Taiwan have imposed regulations that require automobile manufacturers to reduce fuel consumption and carbon dioxide emissions.
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
In addition, the approvals required for fuel-cell vehicles using compressed hydrogen under the High Pressure Gas Safety Act and the Road Vehicles Act were consolidated at the ordinary session of the Diet in 2022.

U.S. Standards
In November 2021, the Bipartisan Infrastructure Bill was signed into law by President Biden. It requires the NHTSA create regulations that cover a wide range of matters, including the application of preventive safety technology, the strengthening of USNCAP, and the prevention of drunk driving, in order to improve road safety. In response to this, NHTSA sought public comments in 2022 regarding the strengthening of USNCAP and expansion of the recording requirements regarding Event Data Recorders (EDR). Notices for further public comments on the USNCAP, pedestrian protection and autonomous emergency braking are also expected to be issued in the future. With respect to automated driving vehicles, on January 8, 2020 the Trump Administration and the U.S. Department of Transportation released Ensuring American Leadership in Automated Vehicle Technologies: Automated Vehicles 4.0 (“AV 4.0”). AV 4.0 unified efforts across 38 Federal departments, independent agencies, commissions, and Presidential Executive Offices in providing high level guidance to state and local governments and other stakeholders. AV 4.0 also established Federal principles for the development and integration of automated vehicles. California and many other states, despite AV 4.0, have adopted different approval systems so that automated vehicles must be compliant with regulations and systems that vary from state to state. On December 23, 2020, California issued its first autonomous vehicle deployment permit.
European Standards
In December 2019, the EU issued the revised General Safety Regulation to tighten the requirements concerning safety and the protection of vehicle occupants and vulnerable road users. This revised General Safety Regulation will make certain vehicle safety equipment mandatory in stages starting 2022, including: automated emergency braking, emergency lane keeping systems, driver drowsiness and attention warning, intelligent speed assistance, reversing detection systems, tire pressure monitoring systems, and data recorders in case of an accident (“event data recorders”). In relation to this, various UN Regulations were developed, and for the equipment for which UN Regulations have not been developed, the EU established its own technical standards.
Furthermore, a proposal for a major overhaul of the
EU-type
approval framework for motor vehicles was issued in June 2018. The new regulation purports to raise the quality and independency of vehicle type-approval and testing, to increase checks of vehicles that are already on the EU market, and to strengthen European Commission oversight of the framework. It became mandatory for all new vehicle models as of September 1, 2020. In the case of automated driving vehicles, it is also possible to obtain approval under this framework only for cars produced in small quantities.
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
Vehicles, vehicle manufacturers are required to take back and recycle specified materials (automotive shredder residues, air bags and fluorocarbons) of end-of-life
vehicles and the provisions concerning such obligations of vehicle manufacturers became effective in January 2005. Toyota has coordinated with relevant parties to establish a vehicle take-back and recycle system throughout Japan. As a result, in fiscal 2022, Toyota achieved a recycling/recovery rate of 96% for automobile shredder residue (the legal requirement being 70%) and 95% for air bags (the legal requirement being 85%) and reached the targets set forth in this law.
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
Pursuant to the Clean Air Act, the EPA has promulgated National Ambient Air Quality Standards (“NAAQS”) for six “criteria” pollutants including for particulate matter. The Clean Air Act requires that the EPA review and possibly revise these NAAQS every five years. On January 6, 2023, the EPA announced a proposed decision to revise primary (health-based) annual particulate matter (PM
2.5
) standard from its current level of 12.0 µg/m
3
 to within the range of 9.0 to 10.0 µg/m
3
. The EPA proposed to make no changes to the current secondary (welfare-based) annual PM
2.5
 standard, primary and secondary
24-hour
PM
2.5
 standards, and primary and secondary PM
10
 standards. If implemented this proposed standard, as well as any future NAAQS revisions to other criteria pollutants, could lead to additional pollution control requirements on the industry, including on Toyota’s manufacturing operations.
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
Toyota’s Approach to and Initiatives Towards Sustainability
The following is a discussion of Toyota’s approach to and initiatives towards sustainability. It contains forward-looking statements that are based upon the current judgment, assumptions and beliefs of Toyota’s management. See “Cautionary Statement With Respect To Forward-Looking Statements.” Actual business, financial and operational results may vary significantly from those described below as a result of unanticipated changes in various factors, including those described in “Risk Factors.”
Governance
Toyota has inherited the spirit of “Toyoda Principles” since our foundation, and has aimed to create a prosperous society through our business activities, based on “the Guiding Principles at Toyota.” In 2020, based on these Principles, we compiled the “Toyota Philosophy” and set the mission of “Producing Happiness for All.” We aim to be the “best company in town” that is both loved and trusted by people. We aim to contribute to the sustainable development of our society and planet through such “Toyota Philosophy.”
In order to grasp changes in the external environment and societal demands, and to prioritize issues of greater importance and urgency, we continuously strive to promote and improve environmental, social, and governance sustainability activities while working closely with the relevant groups under the promotion system illustrated below and under the supervision and decision-making of the Board of Directors.
Furthermore, we have appointed a Chief Sustainability Officer (“CSO”) to lead the engagement with external stakeholders and dissemination of information regarding sustainability activities.

<Sustainability promotion system>

	Sustainability Meeting	Sustainability Subcommittee
Chairperson	President	Deputy Chief Officer, General Administration & Human Resources Group (Senior management position responsible for sustainability)
Members	Members include three Outside Directors / Outside Audit & Supervisory Board Members, the Chief Sustainability Officer and the Chief Human Resources Officer	Officers and General / Managers from related divisions will participate in keeping with agenda topics such as the environment, financial affairs, and human resources
Frequency	Twice a year, in principle	Four times a year, in principle
Function	• To help increase corporate value by reflecting opinions and external advice about key sustainability-related issues in management practices to achieve sustainable growth	• To implement operations related to the promotion of sustainability • To consult with the Sustainability Meeting about key issues and submit reports to the Board of Directors
Risk Management
Toyota will strengthen risk management in response to uncertainties amid our constantly needing to rise to new challenges in the era of major changes in the circumstances surrounding, and in the values of, the automobile industry, such as carbon neutrality, CASE and other factors.
In order for each region, function, and
in-house
company to cooperate and support each other and prevent, mitigate, and reduce risks arising in business activities from a global perspective, Toyota has appointed a Chief Risk Officer (“CRO”) and Deputy CRO (“DCRO”) in charge of risk management, as well as regional CROs to serve as the head of risk management in each region. Furthermore, Toyota has established the below promotion system, and the CRO/DCRO takes up each important risk that requires a prompt response at meetings of the Board of Directors and other management meetings, where they are discussed.

<Risk management promotion system>

In addition, as a risk management system framework, we estimate, identify, and evaluate risks based on the Toyota Global Risk Management Standard (“TGRS”), a company-wide risk management framework based on ISO (International Organization for Standardization and COSO (Committee for Sponsoring organizations of the Treadway Commission).
Approach to and Initiatives Towards Human Resources
The Toyota group has been focusing on human resource development since its foundation based on the philosophy that “
monozukuri
(manufacturing) depends on human resource development.”
In the midst of a
once-in-a-century
transformation taking place in the automobile industry, the Toyota group has set out the theme of inheritance and evolution and is doing its utmost to realize its transformation into a mobility company for the future in addition to carrying on what makes us Toyota — “let’s make ever-better cars,” “let’s aim to be best-in-town,
rather than being the best in the world” and “let’s work for the sake of others.”
Amid the era in which it is hard to predict the future, each and every one of us at Toyota, our 370,000 colleagues around the world, must share the same thoughts, working together organically as a team at the same time in order to uphold our founding spirit and what makes us Toyota, as symbolized by the Toyoda Principles, and to carve out the future of automobiles using the Toyota Philosophy as a guideline, and to that end, we need to develop human resources.
Looking at the global Toyota group as a whole, in addition to instilling the philosophy in all regions around the world, through various opportunities such as training for global executive candidates, the head office and regional entities are working together to strengthen a common foundation for human resource development based on Toyota’s “philosophy, skills, and behavior (such as Toyota Philosophy and TPS).” In addition, for regional entities, we are promoting the establishment of a system that flexibly promotes the formulation and execution of human resource strategies rooted in the region in response to the characteristics of the region and the diverse needs of customers.

We have also been engaged in ongoing dialogue between labor and management regarding investment in human resources, including human resources development. In March 2023, under the shared value of “the company wishes for the happiness of its employees and employees wish for the development of the Company,” we held discussions between labor and management on various measures for the future based on the common recognition that “people” are our greatest asset. We have also confirmed specific initiatives to lead to speedy change.
In an era where our circumstances change rapidly is fast and the future is uncertain, various challenges need to be undertaken in order to realize reforms for the future. On the other hand, in order to continue taking on challenges, there are many issues that need to be overcome and resolved. Toyota has organized the tasks that should be addressed as follows.
Tasks that should be addressed

•	Creating a culture and capacity to continue taking on challenges without fear of failure

•
In order to bring together people with diverse characteristics and for each one of them to fully demonstrate their abilities, establishing a structure that stays close to the “individual” and that takes into account that each generation and life stage, and indeed each person has different values and sense of work.

•	Contribution to the automobile industry as a whole amid a period of transformation
In the aim to address these tasks and to become a company where “anyone can take on challenges at any time, as many times as you wish, without fear of failure,” we are undertaking various measures centered around the three pillars of “Diversity,” “Growth,” and “Contribution.”
Climate Change-related Disclosures
Toyota has announced that, in response to climate change, it would address global-scale challenges to achieve carbon neutrality by 2050. In order to tackle these challenges, Toyota intends to respond quickly to changing demands, take into account the different energy conditions in each country and region around the world, and provide a variety of bespoke solutions that correspond to such country-specific and region-specific conditions.
In addition, Toyota has endorsed and signed on to the recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (“TCFD”) in April 2019. Toyota has prepared the discussion below, which relates to Toyota’s climate change-related risks and opportunities, in light of such recommendations. Certain emissions reduction targets referenced below have been set by Toyota with reference to and in line with criteria established by the Science Based Targets Initiative (“SBTi”); however, such targets are not set forth in this annual report based upon the authority of or in reliance upon SBTi as experts with respect to such targets.
Governance
(a) The Board’s Oversight of Climate-related Risks and Opportunities
Toyota addresses climate-related issues at the Board of Directors’ meetings to ensure effective strategy formulation and implementation in line with the latest societal developments. The Board deliberates and oversees related strategy, major action plans, and business plans, and important climate-related matters are included in the Board’s agenda.
The Board of Directors monitors progress toward qualitative and quantitative targets for addressing climate issues. As part of such monitoring, the Board considers climate-related issues, including risks and opportunities related to products, such as fuel efficiency and emission regulations, as well as risks and opportunities related to low-carbon
technology development. It also considers the financial impact of such factors.
These governance mechanisms are used to formulate long-term strategy, including the Toyota Environmental Challenge 2050, and in formulating and revising medium- to long-term targets and action plans.
Examples of decisions made by the Board of Directors in 2022 include the following.

•
Identifying carbon neutrality (“CN”) as an important issue in relation to climate change, we submitted to the Board of Directors, and the Board approved, the development of a transition plan towards achieving CN by 2050.

•
In addition, in order to meet the growing demand for BEVs, the Board of Directors approved Toyota investing in increasing its automotive battery production capacity by up to 40 GWh in Japan and the United States.

(b) Management’s Role in Assessing and Managing Climate-related Risks and Opportunities
The Board of Directors is Toyota’s ultimate decision-making and oversight body for addressing climate-related issues. The below are the principal bodies for assessing and managing climate-related risks and opportunities.

	Sustainability Meeting (Advisory function)	Sustainability Subcommittee (Executory function)	Environmental Product Design Assessment Committee	Production Environment Committee
Frequency of reporting on climate related issues to the Board of Directors	—	When an important matter arises	When an important matter arises	When an important matter arises
Roles	• Aims to improve the precision of initiatives with opinions and advice on key matters related to sustainability from a social perspective for sustainable growth	• Executes operations related to promotion of sustainability • Reports important issues to the Sustainability Meeting and Board of Directors	• Assesses product-related risks and opportunities, formulates / implements strategies and plans, conducts monitoring, etc.	• Assesses plant / production-related risks and opportunities, determines countermeasures, conducts monitoring, etc.
Strategy
(a) Climate-related Risks and Opportunities the Organization Has Identified over the Short, Medium, and Long Term
Toyota strives to identify the various risks and opportunities that will arise from environmental issues, takes action while continuously confirming the validity of strategies, such as the Toyota Environmental Challenge 2050, and works to enhance its competitiveness.

In particular, climate change requires measures in a variety of areas, including the adoption of new technology and responding to stricter government regulations. Climate change is expected to result in higher temperatures, rising sea levels, and increases in the severity of natural disasters such as storms and flooding. These impacts may pose risks to Toyota’s business. However, we believe that responding appropriately to the impacts of climate change can lead to enhanced competitiveness and the acquisition of new business opportunities. In accordance with this understanding, we have categorized the risks relating to climate change and identified particularly significant risks in line with risk management processes based on the degree of impact and stakeholder interest.
Risks and Opportunities and Toyota’s Measures
*
1

	Risks	Opportunities	Toyota’s measures	Scenario Analysis* 2
				Stated Policies Future Storyline	1.5°C or less Future Storyline

(1) Tightening of regulations for fuel efficiency and ZEVs (acceleration of electrification)
•  Fines for failure in achieving fuel efficiency regulations

•   Decrease in total vehicle sales due to delays in complying with ZEV regulations

•   Impairment of internal combustion engine manufacturing facilities
• Increase in sales of electrified vehicles • Increase in profits from external sales of electrification systems
•   Promotion of research and development to improve fuel and battery efficiency

•   Increase in investment in batteries and shift of resources

•   Start of external sales of electrification systems

•   Expansion of electrified vehicle lineup

•   Reduction of CO
2
emissions from vehicles currently in use
				Impacts will be an extension of current status	Impacts will increase

(3) Expansion of carbon pricing	• Increase in production and purchasing costs due to the introduction of carbon taxes, etc.	• Decrease in energy costs due to promoting the introduction of energy-saving technology • Improvement of energy security by diversifying energy supply sources	• Comprehensive reduction of energy use and promotion of renewable energy and hydrogen use • Promotion of emission reductions in collaboration with suppliers	Impacts will be an extension of current status	Impacts will increase

(7) Increase in frequency and severity of natural disasters	• Production suspension due to damage to production sites and supply chain disruptions caused by natural disasters	• Increase in demand for electrified vehicles due to increased need for supply of power from automobiles during emergency situations	• Implementation of continuous adaptive improvements to our BCP in light of disaster experiences • Reinforcement of information gathering in collaboration with suppliers to avoid purchasing delays	Impacts will increase	Impacts will be an extension of current status

*
1
This list is not intended be exhaustive and is only a partial list of risks and opportunities and Toyota’s measures.
*
2
See “Item 4. — 4.B. Business Overview — Climate Change-related Disclosures — Strategy — Impact on Strategy —Resilience of the Organization’s Strategy, Taking into Consideration Different Climate-related Scenarios, including a 2°C or Lower Scenario” for a discussion of these scenarios.
(b) Impact of Climate-related Risks and Opportunities on the Organization’s Businesses, Strategy, and Financial Planning
Recognizing that climate-related issues may have a substantive impact on its businesses, strategy, and financial planning, Toyota reviews its strategy based on the risks and opportunities associated with climate-related issues whenever necessary.
Toyota identifies climate-related risks, determines their degree of significance, and sets priorities in accordance with the Toyota Global Risk Management Standard (“TGRS”). Details regarding the TGRS are provided below under “Item 4. — 4.B. Business Overview — Climate Change-related Disclosures — Risk Management.” The below table describes the specific impacts on our businesses, strategy, and financial planning.

Impact on Strategy

	Products and services	Supply chains/value chains	Investments in R&D	Adaptation activities and mitigation activities
Significant climate related risks	• Regulatory risks for decarbonization in different countries (fuel efficiency regulations, GHG emission regulations, etc.)	• Regulatory risks for decarbonization in different countries (fuel efficiency regulations, GHG emission regulations, etc.)	• Regulatory risks for decarbonization in different countries • Market risks, such as changes in consumer needs
•  Regulatory risks, such as the introduction of carbon pricing and decarbonization

•  Market risks, such as increased cost reductions, including sudden price jumps low-carbon
and renewable energy prices, etc.

Impact on strategies
The following strategies were influenced:

•   Long-term strategy (2050 Target): Toyota Environmental Challenge 2050 announced in 2015

•   Medium-term strategy (2030 Target): 2030 Milestone announced in 2018; confirmed by Toyota to be in line with SBTi
*1
criteria in 2022

•   Short-term strategy (2025 Target): 7th Toyota Environmental Action Plan announced in 2020

*
1
 Science Based Targets Initiative: Initiative established by CDP, United Nations Global Compact, World Resources Institute (WRI), and the World Wide Fund for Nature (WWF).

History of impacts
•  The numerical target for CO
2
emissions reduction was set as the New Vehicle Zero CO
2
Emissions Challenge.

•  Targets for Scope 3 Category 11 were set by Toyota consistent with SBTi criteria in 2022.

•  In 2021, Toyota announced its aim to sell 3.5 million BEVs in 2030.

•  In April 2023, Toyota announced a new average GHG emissions target for new vehicles and set a pace of selling 1.5 million BEV units by 2026 as our base volume.

•  The numerical target for CO
2
emissions reduction in the entire value chain was set as the Life Cycle Zero CO
2
Emissions Challenge.

•  The medium-term strategy takes into account of the following:

•  Manufacturing and disposal of batteries for the manufacture of electrified vehicles

•  Collaboration with suppliers

•  Risks and opportunities related to recycling

•  The sales target for electrified vehicles was set as the New Vehicle Zero CO
2
Emissions Challenge.

•  An increase in research and development expenses is expected for the promotion of research and development activities for electrified vehicles.

•  In 2021, Toyota announced the aim to sell 3.5 million BEVs in 2030.

•  In April 2023, Toyota announced a new average GHG emissions target for new vehicles and set a pace of selling 1.5 million BEV units by 2026 as our base volume.

•  The target for CO
2
emissions reduction related to plant operations was set as the Plant Zero CO
2
Emissions Challenge.

•  In 2021, the decision to aim at carbon neutrality at plants by 2035 was announced.

•  Targets for Scope 1 and 2 were set by Toyota consistent with SBTi criteria in 2022.

(c) Resilience of the Organization’s Strategy, Taking into Consideration Different Climate-related Scenarios, including a 2°C or Lower Scenario
The below is a discussion of the resilience of Toyota’s strategy, taking into consideration different climate-related scenarios.
<Step 1> Set Future Storylines Assuming Climate Change Effects
Climate change and the policies of various countries may expose the automobile industry and mobility society as a whole to substantial changes. We believe that these changes will present both risks and opportunities for Toyota. Based on risk and opportunity analysis, using such scenarios*
1
such as those of the International Energy Agency (“IEA” *
2
), we envisioned two future storylines of society and the external environment in around 2030: the “stated policies future storyline” and the “1.5°C or less future storyline.”
*
1
Set using scenarios such as the IPCC’s*
3
Representative Concentration Pathways (RCP) 4.5 equivalent, IEA’s Stated Policies Scenario (STEPS), Sustainable Development Scenario (SDS), and Net Zero Emissions by 2050 Scenario (NZE).
*
2
International Energy Agency
*
3
Intergovernmental Panel on Climate Change
<Step 2> Consider the Impacts on Toyota
We considered impacts on Toyota in each future storyline of society envisioned in Step 1. In the society of the “1.5°C or less future storyline” in particular, the percentage of ZEVs*
1
among new vehicle sales will likely increase greatly while the use of carbon-neutral fuels will also expand. With regard to effects on production and purchasing, since the introduction of carbon taxes and increased tax rates may lead to higher costs, expanding the use of energy-saving technology, renewable energy, and hydrogen will mitigate risks.
On the other hand, if adequate climate change measures are not implemented throughout society, as described in the “stated policies future storyline,” we believe production suspensions due to the increased frequency and severity of natural disasters, such as flooding, as well as production decreases and suspensions due to supply chain disruptions are likely to increase.
*
1
ZEV: Zero emission vehicles. Vehicles that have the potential to emit no CO
2
or NOx during driving, such as BEVs and FCEVs.
<Step 3> Toyota’s Strategies
In April 2021, Toyota proclaimed that it would address global-scale challenges to achieve carbon neutrality by 2050. We are developing diverse technologies that will encourage customers in different areas to choose eco-friendly
vehicles, with the belief that they can only help reduce GHG emissions if they are widely used (multi-pathway). To this end, we have been working on environmental technology development for electrified vehicles, such as HEVs, PHEVs, BEVs, and FCEVs. We are also promoting the development of electric vehicles, as well as hydrogen fuel and hydrogen engine-powered vehicles, carbon neutral fuels, etc.
Toyota currently conducts sales in over approximately 200 countries and regions, among which economic conditions, energy and industrial policies, and customer needs vary significantly. Therefore, it is important to have a strategy that offers a variety of electrified vehicle options to optimally meet the diverse needs of each country and region.
Based on this electrified vehicle strategy, Toyota has sold a cumulative total of over 22.5 million Toyota and Lexus-branded electrified vehicles worldwide (as of February 2023), and is one of the first companies to respond to climate change risks.
With regard to BEVs, we successively introduced models with dedicated platforms and will promote practical vehicle supply through battery development and production strategies.
We will aim to newly introduce 10 models of BEVs by 2026, and set the pace of selling 1.5 million annual Toyota and Lexus-brand BEV units by 2026 as our base volume to reach a target of 3.5 million Toyota and Lexus-brand BEVs sold globally each year by 2030.

In addition to BEVs, we are promoting electrification from all directions. We will flexibly and strategically adapt total vehicle sales and other conditions in response to changes in the market while leveraging the strengths that we have gained through experience. We believe that this will encourage customers in each region to choose us and accelerate the increased use of electrified vehicles.
Even if battery demand increases in accordance with shifts in customer needs, as in the “1.5°C or less future storyline,” we will flexibly work toward carbon neutrality by such means as enhancing collaboration with existing and new partners and swiftly establishing production structures at suppliers that have capital ties with Toyota.
In addition to increasing the number of electrified vehicles, Toyota is working on CO
2
-reducing
off-cycle
technology*
4
(items not necessarily reflected in driving mode fuel efficiency). There is a variety of technologies that contribute to reducing the CO
2
emissions of vehicles, including carbon neutral fuels that are fit for vehicles currently in use, and hydrogen fuel and HEVs will also contribute to reducing the CO
2
emissions of vehicles. We are therefore working to expand options for such technologies.
*
4
Off-cycle
technology: Technologies such as high efficiency lighting, waste heat recovery, active aerodynamic improvement, and solar radiation/temperature management that improve actual fuel consumption. The United States has a system of offering credits in proportion to the amount of improvement achieved.
Achieving Carbon Neutrality
To achieve carbon neutrality in the automotive industry, it is vital that energy policies (such as those relating to renewable energy and charging infrastructure) and industrial policies (such as those relating to purchasing subsidies, supplier support and battery recycling systems) are advanced in a unified manner. Initiatives must be implemented in coordination with various stakeholders, such as national governments and industry organizations.
In its global business activities, Toyota will coordinate with national governments to establish infrastructure for promoting electrification while implementing electrified vehicle strategies that contribute to reducing CO
2
emissions throughout the entire vehicle life cycle.
Initiatives in the Production Field
In the production field, we have announced that we intend to achieve carbon neutrality at global plants by 2035, and we are implementing preparations to face such risks as carbon taxes. We are promoting the reduction of CO
2
emissions through comprehensive energy-saving conservation and the introduction of renewable energy and hydrogen at plants. We have already achieved 100 percent renewable electricity use at all plants in Europe.
Reinforcing Strategic Resilience
Toyota will prepare measures to respond to natural disasters, such as formulating BCPs, strengthening supply chains by enhancing information gathering, and improving communication.
Working together with not only the automobile industry but all industries, Toyota will implement initiatives that are both practical and sustainable, continuously striving to ensure compatibility with the society of the “1.5°C or less future storyline.”
To demonstrate progress and validate Toyota’s strategies, we plan to appropriately disclose information regarding various ESG assessment indicators and enhance dialogue with stakeholders, including institutional investors. We believe that this will enable stable fund procurement and sustained corporate value enhancement.

Risk Management
(a) The Organization’s Processes for Identifying and Assessing Climate-related Risks
Toyota has a company-wide risk management system that covers all risks related to its global business activities. This system is called the TGRS. All risks, including climate change, are identified, assessed and managed based on the TGRS.
Risk assessment is carried out based on the two perspectives of magnitude of impact and vulnerabilities to clarify the substantive financial or strategic impact on Toyota’s business.
The magnitude of impact is assessed on a five-point scale based on the respective elements of finance, reputation, violation of laws and regulations, and business continuity (financial impact is indexed as a ratio to sales).
Vulnerabilities are assessed based on the two elements of current status of countermeasures and probability of occurrence.
(b) The Organization’s Processes for Managing Climate-related Risks
Once risks by region, function (such as manufacturing and sales), and product are identified by each division and assessed from the perspectives of magnitude of impact and vulnerability, each region and each group mutually cooperates and supports one another to implement a prompt response. The group chief officers and in-house
company presidents supervise the activities of the
in-house
companies and, at the subordinate level, the general managers supervise the activities of divisions and implement and monitor countermeasures.
Furthermore, climate-related risks and opportunities are identified and assessed by the Environmental Product Design Assessment Committee, Production Environment Committee and Sustainability Subcommittee and then deliberated by the relevant divisions and officers. The Environmental Product Design Assessment Committee monitors the status of efforts to deal with such issues as fuel economy regulations and procurement, while the Production Environment Committee does the same for such issues affecting direct operations, including CO
2
emission regulations on plants and water risk, and the Sustainability Subcommittee also does the same for the appropriateness of the initiatives in consideration of issues related to the promotion of sustainability as well as external stakeholders.
These bodies convene when an important event arises with the participation of executive- or general manager-level members of relevant divisions, such as technology, environment, finance, purchasing, and sales. These meetings assess risks multiple times a year. Important risks and opportunities that require prompt response are reported as needed to the Board of Directors, where response measures are determined.
(c) How Processes for Identifying, Assessing, and Managing Climate-related Risks are Integrated into the Organization’s Overall Risk Management
As described above, the processes using the TGRS constitute a company-wide risk management system that covers all risks and opportunities related to global business activities, including climate change.
At the meetings of the Environmental Product Design Assessment Committee, Production Environment Committee and Sustainability Subcommittee, which bring together members from relevant divisions, climate-related risks and opportunities are identified and assessed, and countermeasures are examined.
Metrics and Targets
(a) Metrics Used by the Organization to Assess Climate-related Risks and Opportunities in Line with Its Strategy and Risk Management Process

Toyota recognizes that setting multiple metrics to manage climate-related risks and opportunities comprehensively is an important measure for adapting to and mitigating climate change. As such, Toyota’s metrics include not only the amount of GHG emissions but also other elements related to climate change, such as energy, water, resource recycling, and biodiversity.
Taking these metrics into consideration, Toyota has set the following targets and is systematically promoting them through initiatives in six areas called the “six challenges.”

•	Toyota Environmental Challenge 2050: A long-term target toward 2050

•	2030 Milestone: A medium-term target (set by Toyota consistent with criteria of SBTi)

•	Seventh Toyota Environmental Action Plan: A short-term target toward 2025
Among the “six challenges,” in an aim to achieve carbon neutrality by 2050, Toyota will attempt to achieve Scope 1, 2, and 3 carbon neutrality by 2050 by promoting the following “challenges.”

Initiatives	Correlation between coverage and Scope 1, 2 and 3
Life Cycle Zero CO 2 Emissions Challenge	Scope 1, 2 and 3
New Vehicle Zero CO 2 Emissions Challenge	Average GHG emissions from new vehicles (Scope 3, category 11)* 1
Corporate activities	Scope 1 and 2 + voluntary initiatives* 2
Plant Zero CO 2 Emissions Challenge	Scope 1 and 2 at production sites + voluntary actions* 2
*1 Per vehicle, gCO
2
e/km, Well to Wheel: Includes GHG emissions from the production of fuel and electricity, as well as GHG emissions during vehicle operation.
*2 Production sites of Toyota Motor Corporation brands other than those of financially consolidated subsidiaries
Furthermore, Toyota announced in 2021 that it will aim to achieve carbon neutrality at plants by 2035. Internally, certain carbon prices are used as indicators to examine capital investment and other activities.
(b) Targets Used by the Organization to Manage Climate-related Risks and Opportunities and Performance Against Targets
Structure of Environmental Strategies
Toyota is continuously monitoring social trends and customer opinions. Toyota considers which issues it should focus on, quickly anticipates future issues, and addresses environmental issues by applying new ideas and technologies. However, global environmental issues, such as climate change, water shortages, resource depletion, and biodiversity loss continue to spread and grow more serious every day.
We formulated the Toyota Environmental Challenge 2050 in 2015 and the 2030 Milestone in 2018 so that each one of us can understand better these issues and continue to tackle challenges from a long-term perspective, looking toward the world 20 and 30 years in the future. In 2020, we set the 2025 Target as the most recent target of the Toyota Environmental Action Plan, a five-year plan for achieving the above targets.
In September 2022, we confirmed that our reduction targets for in Scope 1, 2 and Scope 3 Category 11 were in line with SBTi criteria, and updated our medium-term targets accordingly.

Toyota’s emissions reduction targets in line SBTi criteria

Emissions		Target Year	Base Year	Reduction Rate		Target Class
Scope 1, 2		2035	2019	68%		1.5 degrees Celsius
Scope 3, category 11 (emission intensity)	Passenger light duty vehicles and light commercial vehicles	2030		33% or greate	r	Well Below 2 degrees Celsius
	Medium and heavy freight trucks			11.6%
*4 Scope 1 and 2 emissions reduction targets are in line with the science-based criteria established by SBTi to limit the global average temperature increase to 1.5 degrees Celsius above pre-industrial
levels. Scope 3 Category 11 emissions (gCO
2
e/km) reduction targets are in line with the science-based criteria to hold the increase in the global average temperature to well below 2 degrees Celsius above pre-industrial
levels.
In April 2023, we announced that we aim to reduce the average GHG emissions of vehicles sold worldwide by 33% or greater by 2030 and 50% or greater by 2035 (compared to 2019 levels).
Through a process of back casting from Toyota’s medium- and long-term vision, we determine specific activities that we implement in collaboration with our global consolidated subsidiaries and business partners with the aim of realizing a sustainable world.
Long-term Targets and Medium -term Targets

	Life Cycle Zero CO 2 Emissions Challenge	New Vehicle Zero CO 2 Emissions Challenge	Corporate Activities	Plant Zero CO 2 Emissions Challenge	Challenge of Minimizing and Optimizing Water Usage	Challenge of Establishing a Recycling- based Society and Systems	Challenge of Establishing a Future Society in Harmony with Nature

Contribution to SDGs

Long-term
Toyota Environmental Challenge 2050
	Achieve CN for GHG emissions throughout the life cycle* 1 by 2050	Achieve CN for average GHG emissions* 2 from new vehicles* 3 by 2050	Achieve CN for GHG emissions from corporate activities* 4 by 2050	Achieve zero CO 2 emissions from production at plants* 5 by 2050	Minimize water usage and implement water discharge management according to individual local conditions	Promote global deployment of End-of-life vehicle treatment and recycling technologies and systems developed in Japan	Connect the reach of nature conservation activities among communities, with the world, to the future

Medium-term		Reduce global average GHG emissions* 2 by 50% or greater from new vehicles* 3 by	Reduce GHG emissions in corporate activities by 68% by 2035	Achieve CN for CO 2 emissions from production at plants* 5

	Life Cycle Zero CO 2 Emissions Challenge	New Vehicle Zero CO 2 Emissions Challenge	Corporate Activities	Plant Zero CO 2 Emissions Challenge	Challenge of Minimizing and Optimizing Water Usage	Challenge of Establishing a Recycling- based Society and Systems	Challenge of Establishing a Future Society in Harmony with Nature
		2035 (compared to 2019 levels)	(compared to 2019 levels) (target set by Toyota consistent with SBTi criteria)

2030 Milestone
Reduce CO 2 emissions by 30% throughout the life cycle by 2030 (compared to 2019 levels)
•  Reduce average GHG emissions
*2
from new vehicles by 2030

-  Passenger light duty vehicles and light commercial vehicles: 33% or greater reduction (compared to 2019 levels)

-  Medium and heavy freight trucks: 11.6% reduction (compared to 2019 levels)

•  Implement measures,
on a priority basis, in the regions where the water environment is considered to have a large impact

-  Water quantity: Complete measures at the 4 Challenge-focused plants in
North America, Asia, and South Africa

-  Water quality:
Complete

impact assessments and measures at all
of the 22 plants
where used water is discharged directly to river in North
America, Asia, and Europe

•  Disclose information appropriately and communicate
actively with local communities and suppliers
• Complete establishment of battery collection to recycling systems globally • Complete setup of 30 model facilities for appropriate treatment and recycling of end-of-life vehicles
•  Realize “Plant in Harmony with Nature” — 12 in Japan and 7 in other regions — as well as implement activities promoting harmony with nature in all regions in collaboration with local communities and companies

•  Contribute to biodiversity conservation activities in collaboration with NGOs and others

•  Expand initiatives both
in-house
and outside to foster environmentally conscious persons responsible for the future

Short-term	7th Toyota Environmental Action Plan (2025 Target)
*1 Applies to GHG emissions from energy consumption in corporate activities of Toyota Motor Corporation and its financially consolidated subsidiaries, and GHG emissions from suppliers and customers in relation to vehicles under Toyota Motor Corporation’s and financially consolidated subsidiaries’ brands (Scope1,2,3). (Only Toyota Motor Corporation’s vehicles are applicable for 2050)

*2 Per vehicle, gCO
2
e/km, Well to Wheel: Includes GHG emissions from the production of fuel and electricity, as well as GHG emissions during vehicle operation.
*3 Applies to finished vehicles under Toyota Motor Corporation and financially consolidated subsidiary brands. (Only Toyota Motor Corporation’s vehicles are applicable for 2050)
*4 Applies to GHG
emissions from energy consumption in Toyota Motor and financially consolidated subsidiary corporate activities, and GHG emissions related to the production of Toyota Motor brands other than by financially consolidated subsidiaries (Scope 1, 2 + voluntary actions).
*5 Applies to CO
2
emissions from energy consumption in Toyota Motor Corporation and financially consolidated subsidiary plants, and CO
2
emissions from the production of Toyota Motor Corporation brands other than those of financially consolidated subsidiaries (Scope 1, 2 + voluntary actions).
Initiatives to Achieve Carbon Neutrality
In April 2021, the Toyota group declared its commitment to take on the global challenge of working toward achieving carbon neutrality by 2050.
We are aiming to promote practical electric vehicles that can reduce carbon emissions now and steadily, and offer sustainable options that are closely aligned with the energy situation in each region and the reality of how cars are used.

Disclosure of Iranian Activities under Section 13(r) of the Securities Exchange Act of 1934
Not applicable.
Research and Development
The overriding goals of Toyota’s technology and product development activities are to minimize the negative aspects of vehicles, such as traffic accidents and impact on the environment, and maximize the positive aspects, such as driving pleasure, comfort and convenience. By achieving these sometimes-conflicting goals to a high degree, Toyota seeks to open the door to the automobile society of the future. To ensure efficient progress in research and development activities, Toyota coordinates and integrates all research and development phases, from basic research and advanced research to forward-looking technology and product development. With respect to long-term basic research in areas such as energy, the environment, information technology, telecommunications and materials, projects are regularly reviewed and evaluated in consultation with outside experts to achieve research and development cost control. With respect to forward-looking, leading-edge technology and product development, Toyota establishes cost-performance benchmarks on a project-by-project
basis to ensure efficient development investment.
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
For a detailed discussion of the company’s research and development infrastructure, see “Item 5. Operating and Financial Review and Prospects — 5.C Research and Development, Patents and Licenses.”
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
Because Toyota had more than 50 overseas operations in 26 countries and regions as of March 31, 2023, procurement of parts and components is being carried out not only locally in the country of the production site but also from third countries. As a result, the distribution network has become increasingly complex. In order to realize timely and efficient distribution while minimizing costs, Toyota is promoting efforts to optimize each stage of the supply chain. To this end, Toyota has developed a standardized system of global distribution and is supporting the operation of the system at each production base. The use of the global distribution system aims at implementing parts procurement that meets changes in vehicle production in a timely manner. These varying efforts, combined together, have led to maximized customer satisfaction, as well as to building a good working relationship with Toyota’s suppliers.
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
(
ryohin-renka
, or cost innovation) and VA (value analysis) activities, which aims to eliminate waste in all processes from design to production while ensuring the reliability and safety of each part. Through these activities, Toyota focuses on “developing a real cost-competitive structure” by working together with suppliers.
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
Toward the realization of a future mobility society, Toyota is carrying out intellectual property activities in line with management priorities.
For example, we are focusing resources on such areas as carbon neutrality, including the development of electrified vehicles and batteries, and on software and connected initiatives, including connected and automated driving technologies. We are also reinforcing efforts to obtain and utilize intellectual property licenses in such areas to strengthen our future competitiveness.
As for the intellectual property activities framework, having established intellectual property functions at the R&D centers in Japan, the United States, Europe and China, Toyota supports technology development globally by securing organic, systematic coordination between R&D activities and intellectual property activities. Working in concert with approximately 110 law firms around the world, we also collect intellectual property information and take measures suitable for any intellectual property disputes that may arise in specific countries or regions. To enhance activities that incorporate management, R&D and intellectual property in one, Toyota has an Intellectual Property Management Committee. The members of the Committee discuss and make decisions concerning obtaining and utilizing important intellectual property conducive to management and for responding to management risks related to intellectual property.
In 2022, Toyota filed approximately 14,000 patent applications domestically and internationally. In Japan, Toyota believes it was one of the leading companies that year in terms of the number of both patent applications and patent registrations. In the United States, Toyota believes it was one of the leading automobile manufacturers that year in terms of the number of patent registrations.

Capital Expenditures and Divestitures
Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2020 and March 31, 2023, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in technology and products by Toyota Motor Corporation	1,105.6	Japan	Internal funds, financing from issuance of bonds, etc.
Investment primarily in technology and products by Daihatsu Motor Co., Ltd.	110.9	Japan	Internal funds
Investment primarily in technology and products by Toyota Motor Kyushu, Inc.	107.8	Japan	Internal funds
Investment primarily in technology and products by Toyota Auto Body Co., Ltd.	93.1	Japan	Internal funds
Investment primarily in technology and products by Prime Planet Energy & Solutions, Inc.	92.5	Japan	Internal funds
Investment primarily in technology and products by Primearth EV Energy Co., Ltd.	61.4	Japan	Internal funds

Outside of Japan

Investment primarily to promote localization by Toyota Motor Manufacturing Texas, Inc.	173.6	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing Canada, Inc.	167.2	Canada	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing, Indiana, Inc.	140.9	United States	Internal funds
Investment primarily to promote localization by Toyota Battery Manufacturing, Inc.	102.5	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	88.0	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Thailand Co., Ltd.	68.7	Thailand	Internal funds
Investment primarily to promote localization by Toyota Motor Europe NV/SA	68.3	Belgium	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing, Northern Kentucky, Inc.	66.1	United States	Internal funds
Investment primarily in leased automobiles by Toyota Motor Credit Corporation	5,095.0	United States	Internal funds, financing from issuance of bonds, etc.

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2023 and March 2024, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in manufacturing facilities by Toyota Motor Corporation	530.0	Japan	Internal funds
Investment primarily in manufacturing facilities by Prime Planet Energy & Solutions, Inc.	76.5	Japan	Internal funds

Outside of Japan

Investment primarily in manufacturing facilities by Toyota Battery Manufacturing, Inc.	186.0	United States	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Manufacturing de Guanajuato	104.4	Mexico	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Indiana, Inc.	91.7	United States	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Kentucky, Inc.	75.7	United States	Internal funds
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
Legal Proceedings
Toyota and other automakers were named in certain class actions filed in Mexico, Australia, Israel and Brazil relating to Takata airbag issues. The actions in Israel and Brazil are being litigated. The actions in Mexico and Australia have been resolved.
Toyota is named as a defendant in an economic loss class action lawsuit in Australia in which damages are claimed on the basis that diesel particulate filters in certain vehicle models are defective. On April 7, 2022 and March 27, 2023, Toyota received unfavorable judgments in the court of first instance and the Federal Court of Australia, respectively. The judgments included a finding that there was a perceived reduction in vehicle value of certain vehicle models. Toyota disagrees with the appeal court judgment and has filed a final appeal. Other claims of economic loss in this class action lawsuit continue to be litigated at the court of first instance. In calculating the provision we should record in the consolidated financial statements as a result of the aforementioned judgments, Toyota has considered various factors including the legal and factual circumstances of the case, the contents of the judgement of the court of first instance and the Federal Court of Australia, and the views of legal counsel. The currently estimated probable economic outflow related to the class action is immaterial to Toyota’s consolidated financial position, results of operations and cash flows. At this stage, however, the final outcome and therefore ultimate financial liability for Toyota on account of this matter cannot be predicted with certainty.

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
On March 4, 2022, Hino Motors, Ltd., a publicly traded Japanese company that produces and sells commercial trucks and buses, and of which Toyota owns 50.19% of the voting interests as of March 31, 2023, disclosed that it had voluntarily commenced an investigation into potential issues regarding emissions performance and certification in the North American and Japanese markets, and that it has reported such issues to and is cooperating with the relevant authorities. Hino announced that, through such investigation, it identified past misconduct in relation to its applications for certification concerning the emissions and the fuel economy performance of certain of its engines for the Japanese market. In Japan, Hino was subject to an on-site
inspection from MLIT, and received a corrective action order from it. On October 7, 2022, Hino submitted a recurrence prevention report to MLIT. MLIT has also revoked certain of the “type approvals” (that is, approvals that exempt new vehicles or vehicles with certain equipment from individual testing by government inspectors prior to sale) and the fuel consumption ratings relating to certain engine models. Hino has also further agreed to compensate certain of its customers in Japan for certain additional motor vehicle taxes that have become payable on account of the misconduct, as well as in connection with vehicles with engines with respect to which there were fuel efficiency problems. With respect to the United States, the U.S. Department of Justice and other U.S. agencies are conducting an investigation with respect to potential violations of relevant laws and regulations regarding the certification of Hino’s model year 2010 to model year 2019 engines for the U.S. market. In this regard, a lawsuit naming Hino and its subsidiaries as defendants in a putative class action lawsuit has been filed at the U.S. District Court for the Southern District of Florida claiming damages related to Hino’s vehicles sold in the U.S. from 2004 to 2021. Both the investigation and the legal proceedings are ongoing. In addition, a lawsuit against Hino and its subsidiaries as defendants in a representative action lawsuit has also been filed in Australia as a class action lawsuit. In the lawsuit, the plaintiffs claim that they have suffered loss and damage resulting from alleged misleading or deceptive conduct in relation to non-compliance
of the affected vehicles with emissions standards and fuel efficiency standards. It is possible that other similar lawsuits may be filed in the future. Further, Hino is continuing to conduct a comprehensive review related to engine certification procedures under European and other jurisdictions’ standards in addition to U.S. standards. Investigations by governmental authorities, as well as civil litigation, related to these matters could result in the imposition of civil or criminal penalties, fines or other sanctions, damages awards, or other consequences. Toyota cannot predict the scope, duration, or outcome of these matters at this time. See “Item 4. Information on the Company — 4.B Business Overview — Selected Initiatives” for further discussion of these and related matters.
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

4.C ORGANIZATIONAL STRUCTURE
As of March 31, 2023, Toyota Motor Corporation had 207 Japanese subsidiaries and 362 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership interest and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
Toyota Financial Services Corporation	Japan	100.00	100.00
Hino Motors, Ltd.	Japan	50.11	50.19
Daihatsu Motor Co., Ltd.	Japan	100.00	100.00
TOYOTA Mobility Tokyo Inc.	Japan	100.00	100.00
Toyota Finance Corporation	Japan	100.00	100.00
Toyota Mobility Parts Co., Ltd.	Japan	54.08	54.08
Toyota Auto Body Co., Ltd.	Japan	100.00	100.00
Toyota Motor Kyushu, Inc.	Japan	100.00	100.00
Toyota Motor East Japan, Inc.	Japan	100.00	100.00
Daihatsu Motor Kyushu Co., Ltd.	Japan	100.00	100.00
Cataler Corporation	Japan	56.51	57.38
Toyota Motor Engineering & Manufacturing North America, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00	100.00
Toyota Motor North America, Inc.	United States	100.00	100.00
Toyota Motor Credit Corporation	United States	100.00	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Texas, Inc.	United States	100.00	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00	100.00
Toyota Financial Savings Bank	United States	100.00	100.00
Toyota Motor Manufacturing Canada Inc.	Canada	100.00	100.00
Toyota Credit Canada Inc.	Canada	100.00	100.00
Toyota Canada Inc.	Canada	51.00	51.00
Toyota Motor Manufacturing de Baja California, S. de R.L. de C.V.	Mexico	100.00	100.00
Toyota Motor Manufacturing de Guanajuato, S.A.de C.V.	Mexico	100.00	100.00
Toyota Motor Europe NV/SA	Belgium	100.00	100.00
Toyota Motor Manufacturing France S.A.S.	France	100.00	100.00
Toyota France S.A.S	France	100.00	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00	100.00
Toyota Central Europe Sp. z o.o.	Poland	100.00	100.00
Toyota Financial Services (UK) PLC	United Kingdom	100.00	100.00
Toyota (GB) PLC	United Kingdom	100.00	100.00
Toyota Motor Manufacturing Czech Republic, s.r.o.	Czech Republic	100.00	100.00
Toyota Motor Manufacturing Turkey Inc.	Turkey	90.00	90.00
Guangqi Toyota Engine Co., Ltd.	China	70.00	70.00
Toyota Motor (China) Investment Co., Ltd.	China	100.00	100.00
Toyota Motor Finance (China) Co., Ltd.	China	100.00	100.00
Toyota Kirloskar Motor Private Ltd.	India	89.00	89.00
P.T. Astra Daihatsu Motor	Indonesia	61.75	61.75
PT. Toyota Motor Manufacturing Indonesia	Indonesia	95.00	95.00
Toyota Motor Asia Pacific Pte Ltd.	Singapore	100.00	100.00
Kuozui Motors, Ltd.	Taiwan	70.00	70.00
Toyota Leasing (Thailand) Co., Ltd.	Thailand	87.44	87.44
Toyota Motor Thailand Co., Ltd.	Thailand	86.43	86.43
Toyota Daihatsu Engineering & Manufacturing Co., Ltd.	Thailand	100.00	100.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00	100.00
Toyota Finance Australia Ltd.	Australia	100.00	100.00
Toyota Argentina S.A.	Argentina	100.00	100.00
Toyota do Brasil Ltda.	Brazil	100.00	100.00
Toyota South Africa Motors (Pty) Ltd.	South Africa	100.00	100.00

4.D PROPERTY, PLANTS AND EQUIPMENT
As of March 31, 2023, Toyota and its affiliated companies produced automobiles and related components through more than 50 overseas manufacturing organizations in 26 countries and regions besides Japan. The facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Czech Republic, Poland, Thailand, China, Taiwan, India, Indonesia, South Africa, Argentina and Brazil.
In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities and research and development facilities.
The following table sets forth information, as of March 31, 2023, with respect to Toyota’s principal facilities and organizations, all of which are owned by Toyota Motor Corporation or its subsidiaries. However, small portions, all under approximately 20%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Land Area (thousands of square meters)	Number of Employees	Principal Products or Functions
Japan (Toyota Motor Corporation)
Toyota Technical Center Shimoyama	Toyota City, Aichi Pref.	5,573	347	Research and Development
Tahara Plant	Tahara City, Aichi Pref.	4,032	6,509	Automobiles
Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	2,767	22,891	Research and Development
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref.	2,722	2,572	Research and Development
Motomachi Plant	Toyota City, Aichi Pref.	1,575	8,135	Automobiles
Takaoka Plant	Toyota City, Aichi Pref.	1,318	4,189	Automobiles
Tsutsumi Plant	Toyota City, Aichi Pref.	1,004	4,811	Automobiles
Kamigo Plant	Toyota City, Aichi Pref.	895	3,172	Automobile parts
Kinu-ura Plant	Hekinan City, Aichi Pref.	808	2,791	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	623	1,838	Automobile parts

Japan (Subsidiaries)
Daihatsu Motor Co., Ltd.	Ikeda City, Osaka, etc.	7,739	11,048	Automobiles
Hino Motors, Ltd.	Hino City, Tokyo, etc.	6,324	12,244	Automobiles
Toyota Auto Body Co., Ltd.	Kariya City, Aichi Pref., etc.	2,274	11,504	Automobiles
Toyota Motor Kyushu, Inc.	Miyawaka City, Fukuoka Pref.	1,940	8,508	Automobiles
TOYOTA Mobility Tokyo Inc.	Minato-ku, Tokyo, etc.	388	6,702	Sales facilities

Outside Japan (Subsidiaries)
Toyota Motor Manufacturing, Texas, Inc.	Texas, U.S.A.	8,127	2,881	Automobiles
Toyota Motor Manufacturing, Kentucky, Inc.	Kentucky, U.S.A.	5,161	7,715	Automobiles
Toyota Motor Manufacturing Canada, Inc.	Ontario, Canada	4,752	7,904	Automobiles
Toyota Motor Thailand Co., Ltd.	Samutprakarn, Thailand	4,414	8,189	Automobiles
Toyota Motor Manufacturing, Indiana, Inc.	Indiana, U.S.A.	4,359	6,490	Automobiles
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
As of March 31, 2023, property, plant and equipment having a net book value of approximately ¥1,498.4 billion was pledged as collateral securing indebtedness incurred by Toyota Motor Corporation’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.
Toyota considers all its principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of its operations.
See “Item 4. Information on the Company — 4.B Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s material plans to construct, expand or improve facilities.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A OPERATING RESULTS
Financial information discussed in this section is derived from Toyota’s consolidated financial statements that appear elsewhere in this annual report. The financial statements have been prepared in accordance with IFRS, as issued by the IASB.
Overview
The business segments of Toyota include automotive operations, financial services operations and all other operations. Automotive operations are Toyota’s most significant business segment, accounting for 89% of Toyota’s total revenues before the elimination of intersegment revenues for fiscal 2023. Toyota’s primary markets based on vehicle unit sales for fiscal 2023 were: Japan (23.5%), North America (27.3%), Europe (11.7%) and Asia (19.8%).
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
During fiscal 2023, the global economy experienced an accelerated rise in consumer prices in both developed and emerging countries as energy and other prices soared against a backdrop of geopolitical tensions. From August onward, there were signs of a decline in demand due to concerns of a slowdown in the global economy as central banks in various countries accelerated the pace of monetary tightening.

The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market based on location of customers for the past three fiscal years.

	Thousands of units
	Year Ended March 31,
	2021	2022	2023
Japan	2,125	1,924	2,069
North America	2,313	2,394	2,407
Europe	959	1,017	1,030
Asia	1,222	1,543	1,751
Other*	1,027	1,352	1,565

Overseas total	5,521	6,306	6,753

Total	7,646	8,230	8,822

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.
During fiscal 2022, Toyota’s consolidated vehicle unit sales in Japan decreased due to tightening of supply of, and increasing demand for, semiconductors and the spread of
COVID-19.
During fiscal 2023, Toyota’s consolidated vehicle unit sales in Japan increased due to gradual lessening of the impact of
COVID-19.
During both fiscal 2022 and fiscal 2023, overseas vehicle unit sales increased due to strong market conditions as compared to the prior year.
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
Many governments also impose local content requirements, impose tariffs and other trade barriers, and enact price or exchange controls that can limit an automaker’s operations and can make the repatriation of profits unpredictable. Changes in these laws, regulations, policies and other governmental actions may affect the production, licensing, distribution or sale of Toyota’s products, cost of products or applicable tax rates. From time-to-time
when potential safety problems arise, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. The recalls and other safety measures described above have led to a number of claims and legal proceedings against Toyota. For a more detailed description of these claims and legal proceedings, see “Item 4. Information on the Company — 4B. Business Overview — Legal Proceedings” and notes 24 and 30 to the consolidated financial statements.
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
Toyota’s total receivables related to financial services increased during fiscal 2023 mainly due to an increase in retail receivables. Also, vehicles and equipment on operating leases decreased during fiscal 2023 mainly due to a decrease in the number of operating leases in financial services subsidiaries in North America.
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
The fluctuations in funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs decreased during fiscal 2022 mainly as a result of lower interest rates. Funding costs increased during fiscal 2023 mainly as a result of higher interest rates.
Toyota launched its credit card business in Japan in April 2001. As of March 31, 2022, Toyota had 15.7 million cardholders, a decrease of 0.7 million cardholders compared with March 31, 2021. As of March 31, 2023, Toyota had 16.1 million cardholders, an increase of 0.4 million cardholders compared with March 31, 2022. Credit card receivables as of March 31, 2022 increased by ¥17.3 billion from March 31, 2021 to ¥501.4 billion, and that as of March 31, 2023 increased by ¥53.4 billion from March 31, 2022 to ¥554.8 billion.
Other Business Operations
Toyota’s other business operations consist of its information technology business and others.
Toyota does not expect its other business operations to materially contribute to Toyota’s consolidated results of operations.
Currency Fluctuations
Toyota is affected by fluctuations in foreign currency exchange rates. Toyota is exposed to fluctuations in the value of the Japanese yen against the U.S. dollar and the euro as well as the Australian dollar, the Canadian dollar, the British pound and others. Toyota’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk.
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
Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles. In fiscal 2022 and 2023, Toyota produced 71.6% and 77.3%, respectively, of its non-domestic
sales outside Japan. In North America, 68.5% and 76.8% of vehicles sold in fiscal 2022 and 2023, respectively, were produced locally. In Europe, 69.1% and 73.9% of vehicles sold in fiscal 2022 and 2023, respectively, were produced locally. In Asia, 90.6% and 98.3% of vehicles sold in fiscal 2022 and 2023, respectively, were produced locally. Localizing production enables Toyota to locally purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.

Toyota also enters into foreign currency transactions and other hedging instruments to address a portion of its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations, which in some years can be significant. See notes 20 and 21 to the consolidated financial statements for additional information.
Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income attributable to Toyota Motor Corporation. A strengthening of the Japanese yen against other currencies has the opposite effect. In fiscal 2022 and 2023, the Japanese yen was on average weaker against the U.S. dollar and the euro in comparison to fiscal 2021 and 2022, respectively. At the end of each of fiscal 2022 and 2023, the Japanese yen was weaker against the U.S. dollar and the euro in comparison to the end of fiscal 2021 and 2022, respectively. See note 19 to the consolidated financial statements for additional information.
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

	Yen in millions
	Year ended March 31,
	2021	2022	2023
Japan	8,587,193	8,214,740	9,122,282
North America	9,325,950	10,897,946	13,509,027
Europe	2,968,289	3,692,214	4,097,537
Asia	4,555,897	5,778,115	7,076,922
Other*	1,777,266	2,796,493	3,348,530

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Results of Operations — Fiscal 2023 Compared with Fiscal 2022

	Yen in millions
	Year ended March 31,		2023 v. 2022 Change
	2022	2023	Amount	Percentage
Sales revenues:
Japan	15,991,436	17,583,196	1,591,760	10.0%
North America	11,166,479	13,843,901	2,677,421	24.0
Europe	3,867,847	4,273,735	405,888	10.5
Asia	6,530,566	8,044,906	1,514,340	23.2
Other*	2,928,183	3,472,193	544,011	18.6
Intersegment elimination/unallocated amount	(9,105,004)	(10,063,633)	(958,629)	—

Total	31,379,507	37,154,298	5,774,791	18.4
Operating income (loss):
Japan	1,423,445	1,901,463	478,018	33.6
North America	565,784	(74,736)	(640,520)	—
Europe	162,973	57,460	(105,513)	(64.7)
Asia	672,350	714,451	42,101	6.3
Other*	238,169	231,362	(6,807)	(2.9)
Intersegment elimination/unallocated amount	(67,024)	(104,974)	(37,950)	—

Total	2,995,697	2,725,025	(270,672)	(9.0)
Operating margin	9.5%	7.3%	(2.2)%
Income before income taxes	3,990,532	3,668,733	(321,799)	(8.1)
Net margin from income before income taxes	12.7%	9.9%	(2.8)%
Net income attributable to Toyota Motor Corporation	2,850,110	2,451,318	(398,792)	(14.0)
Net margin attributable to Toyota Motor Corporation	9.1%	6.6%	(2.5)%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.
Sales Revenues
Toyota had sales revenues for fiscal 2023 of ¥37,154.2 billion, an increase of ¥5,774.7 billion, or 18.4%, compared with the prior fiscal year. The increase resulted mainly from the ¥1,150.0 billion impact of increased vehicle unit sales and changes in sales mix and the ¥3,580.0 billion favorable impact of changes in exchange rates.
The table below shows Toyota’s sales revenues from external customers by product category and by business.

	Yen in millions
	Year ended March 31,		2023 v. 2022 Change
	2022	2023	Amount	Percentage
Vehicles	23,739,442	28,394,256	4,654,814	19.6%
Parts and components for production	1,504,215	1,710,422	206,208	13.7
Parts and components for after service	2,407,143	2,866,196	459,053	19.1
Other	881,193	805,995	(75,198)	(8.5)

Total Automotive	28,531,993	33,776,870	5,244,877	18.4
All Other	541,436	590,749	49,314	9.1

Total sales of products	29,073,428	34,367,619	5,294,191	18.2
Financial services	2,306,079	2,786,679	480,600	20.8

Total sales revenues	31,379,507	37,154,298	5,774,791	18.4%

Toyota’s sales revenues include sales revenues from sales of products, consisting of sales revenues from automotive operations and all other operations, which increased by 18.2% during fiscal 2023 compared with the prior fiscal year to ¥34,367.6 billion, and sales revenues from financial services operations, which increased by 20.8% during fiscal 2023 compared with the prior fiscal year to ¥2,786.6 billion. The increase in sales revenues from sales of products is mainly due to an increase in Toyota vehicle unit sales of 591 thousand vehicles and the favorable impact of changes in exchange rates compared with the prior fiscal year.
The following table shows the number of financing contracts by geographic region at the end of fiscal 2023 and 2022, respectively.

	Number of financing contracts in thousands
	As of March 31,		2023 v. 2022 Change
	2022	2023	Amount	Percentage
Japan	2,745	2,767	22	0.8%
North America	5,549	5,500	(49)	(0.9)
Europe	1,507	1,647	140	9.3
Asia	2,070	2,034	(36)	(1.7)
Other*	895	938	43	4.8

Total	12,766	12,886	120	0.9%

*	“Other” consists of Central and South America, Oceania and Africa.
Geographically, sales revenues (before the elimination of intersegment revenues) for fiscal 2023 increased by 10.0% in Japan, 24.0% in North America, 10.5% in Europe, 23.2% in Asia, and 18.6% in Other compared with the prior fiscal year. Excluding the impact of changes in exchange rates of ¥3,580.0 billion, sales revenues in fiscal 2023 would have increased by 10.0% in Japan, 3.2% in North America, 2.8% in Europe, 7.9% in Asia, and 12.7% in Other compared with the prior fiscal year.
The following is a discussion of sales revenues in each geographic market (before the elimination of intersegment revenues).
Japan

	Thousands of units
	Year ended March 31,		2023 v. 2022 Change
	2022	2023	Amount	Percentage
Toyota’s consolidated vehicle unit sales*	3,640	3,703	62	1.7%
* including number of exported vehicle unit sales

	Yen in millions
	Year ended March 31,		2023 v. 2022 Change
	2022	2023	Amount	Percentage
Sales revenues:
Sales of products	15,706,514	17,271,451	1,564,938	10.0%
Financial services	284,922	311,744	26,822	9.4

Total	15,991,436	17,583,196	1,591,760	10.0%

Sales revenues in Japan increased due primarily to the 62 thousand vehicles increase in domestic and exported vehicle unit sales and the favorable impact of changes in exchange rates related to export transactions compared with the prior fiscal year. For fiscal 2022 and 2023, exported vehicle unit sales were 1,716 thousand units and 1,634 thousand units, respectively.

North America

	Thousands of units
	Year ended March 31,		2023 v. 2022 Change
	2022	2023	Amount	Percentage
Toyota’s consolidated vehicle unit sales	2,394	2,407	13	0.5%

	Yen in millions
	Year ended March 31,		2023 v. 2022 Change
	2022	2023	Amount	Percentage
Sales revenues:
Sales of products	9,578,534	11,965,050	2,386,516	24.9%
Financial services	1,587,945	1,878,850	290,905	18.3

Total	11,166,479	13,843,901	2,677,421	24.0%

Sales revenues in North America increased due primarily to the 13 thousand vehicles increase in vehicle unit sales and the favorable impact of changes in exchange rates compared with the prior fiscal year.
Europe

	Thousands of units
	Year ended March 31,		2023 v. 2022 Change
	2022	2023	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,017	1,030	13	1.3%

	Yen in millions
	Year ended March 31,		2023 v. 2022 Change
	2022	2023	Amount	Percentage
Sales revenues:
Sales of products	3,671,205	4,003,043	331,838	9.0%
Financial services	196,642	270,693	74,050	37.7

Total	3,867,847	4,273,735	405,888	10.5%

Sales revenues in Europe increased due primarily to the 13 thousand vehicles increase in vehicle unit sales and the favorable impact of changes in exchange rates compared with the prior fiscal year.
Asia

	Thousands of units
	Year ended March 31,		2023 v. 2022 Change
	2022	2023	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,543	1,751	208	13.5%

	Yen in millions
	Year ended March 31,		2023 v. 2022 Change
	2022	2023	Amount	Percentage
Sales revenues:
Sales of products	6,345,172	7,832,020	1,486,848	23.4%
Financial services	185,394	212,886	27,492	14.8

Total	6,530,566	8,044,906	1,514,340	23.2%

Sales revenues in Asia increased due primarily to the 208 thousand vehicles increase in vehicle unit sales and the favorable impact of changes in exchange rates compared with the prior fiscal year.
Other

	Thousands of units
	Year ended March 31,		2023 v. 2022 Change
	2022	2023	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,352	1,565	213	15.8%

	Yen in millions
	Year ended March 31,		2023 v. 2022 Change
	2022	2023	Amount	Percentage
Sales revenues:
Sales of products	2,756,840	3,225,962	469,122	17.0%
Financial services	171,343	246,232	74,889	43.7

Total	2,928,183	3,472,193	544,011	18.6%

Sales revenues in Other increased due primarily to the 213 thousand vehicles increase in vehicle unit sales compared with the prior fiscal year.
Operating Costs and Expenses

	Yen in millions
	Year ended March 31,		2023 v. 2022 Change
	2022	2023	Amount	Percentage
Operating costs and expenses
Cost of products sold	24,250,784	29,128,561	4,877,778	20.1%
Cost of financing services	1,157,050	1,712,721	555,671	48.0
Selling, general and administrative	2,975,977	3,587,990	612,014	20.6

Total	28,383,811	34,429,273	6,045,462	21.3%

Yen in millions
2023 v. 2022 Change
Changes in operating costs and expenses:
Effect of changes in vehicle unit sales and sales mix	1,110,000
Effect of changes in exchange rates	2,300,000
Effect of increase of cost of financial services	320,000
Effect of cost reduction efforts	1,290,000
Increase or decrease in expenses and expense reduction efforts	525,000
Other	500,462

Total	6,045,462

Operating costs and expenses increased by ¥6,045.4 billion, or 21.3%, to ¥34,429.2 billion during fiscal 2023 compared with the prior fiscal year.
Cost Reduction Efforts
Cost reduction efforts, together with related costs and expenses, led to an aggregate increase in operating costs and expenses of ¥1,290.0 billion during fiscal 2023. This increase was due to a ¥1,545.0 billion increase in operating costs and expenses attributable to the impact of soaring materials prices. Through continued cost reduction efforts together with suppliers, however, that increase was partially offset by a ¥205.0 billion reduction principally attributable to value engineering activities and other cost reduction efforts concerning design-related costs, and a ¥50.0 billion reduction attributable to cost reduction efforts principally at plants and logistics departments.
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
Cost of Products Sold
Cost of products sold increased by ¥4,877.7 billion, or 20.1%, to ¥29,128.5 billion during fiscal 2023 compared with the prior fiscal year. This increase mainly reflected the unfavorable impact of fluctuations in foreign currency translation rates, the unfavorable impact of soaring materials prices, and the impact of changes in vehicle unit sales and sales mix.
Cost of Financial Services
Cost of financial services increased by ¥555.6 billion, or 48.0%, to ¥1,712.7 billion during fiscal 2023 compared with the prior fiscal year. This increase was due mainly to the worsening overall of valuation gains or losses from interest rate swaps and interest rate currency swaps and the increase in funding costs resulting from higher interest rates.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by ¥612.0 billion, or 20.6%, to ¥3,587.9 billion during fiscal 2023 compared with the prior fiscal year. This increase mainly reflected the unfavorable impact of fluctuations in foreign currency translation rates, the increase in labor costs, and the increase in research and development expenses.
Operating Income

Yen in millions
2023 v. 2022 Change
Changes in operating income and loss:
Effect of marketing efforts	680,000
Effect of cost reduction efforts	(1,290,000)
Effect of changes in exchange rates	1,280,000
Increase or decrease in expenses and expense reduction efforts	(525,000)
Other	(415,672)

Total	(270,672)

Toyota’s operating income decreased by ¥270.6 billion, or 9.0%, to ¥2,725.0 billion during fiscal 2023 compared with the prior fiscal year. This decrease was due to the ¥1,290.0 billion aggregate unfavorable impact of factors categorized as cost reduction efforts (including fluctuations in raw materials prices), the ¥525.0 billion aggregate unfavorable impact of changes in expenses and expense reduction efforts and other factors, partially offset by the ¥1,280.0 billion favorable impact of changes in exchange rates and the ¥680.0 billion impact of marketing efforts.

Marketing efforts includes changes in vehicle unit sales and sales mix, sales expenses and other. “Other” includes valuation gains or losses from interest rate swaps and interest rate currency swaps.
The favorable impact of changes in exchange rates was due mainly to the ¥1,200.0 billion impact of overseas transactions such as imports and exports denominated in foreign currencies.
During fiscal 2023, operating income (before elimination of intersegment profits) compared with the prior fiscal year decreased by ¥640.5 billion in North America, ¥105.5 billion, or 64.7%, in Europe, and ¥6.8 billion, or 2.9%, in Other, and increased by ¥478.0 billion, or 33.6%, in Japan, and ¥42.1 billion, or 6.3%, in Asia.
The following is a description of operating income in each geographic market.
Japan

Yen in millions
2023 v. 2022 Change
Changes in operating income and loss:
Effect of marketing efforts	365,000
Effect of cost reduction efforts	(690,000)
Effect of changes in exchange rates	1,210,000
Increase or decrease in expenses and expense reduction efforts	(320,000)
Other	(86,982)

Total	478,018

North America

Yen in millions
2023 v. 2022 Change
Changes in operating income and loss:
Effect of marketing efforts	90,000
Effect of cost reduction efforts	(395,000)
Effect of changes in exchange rates	(15,000)
Increase or decrease in expenses and expense reduction efforts	(135,000)
Other	(185,520)

Total	(640,520)

Europe

Yen in millions
2023 v. 2022 Change
Changes in operating income and loss:
Effect of marketing efforts	130,000
Effect of cost reduction efforts	(120,000)
Effect of changes in exchange rates	(15,000)
Increase or decrease in expenses and expense reduction efforts	(25,000)
Other	(75,513)

Total	(105,513)

Asia

Yen in millions
2023 v. 2022 Change
Changes in operating income and loss:
Effect of marketing efforts	75,000
Effect of cost reduction efforts	(25,000)
Effect of changes in exchange rates	90,000
Increase or decrease in expenses and expense reduction efforts	(45,000)
Other	(52,899)

Total	42,101

Other

Yen in millions
2023 v. 2022 Change
Changes in operating income and loss:
Effect of marketing efforts	60,000
Effect of cost reduction efforts	(60,000)
Effect of changes in exchange rates	10,000
Increase or decrease in expenses and expense reduction efforts	0
Other	(16,807)

Total	(6,807)

Other Income and Expenses
Share of profit (loss) of investments accounted for using the equity method during fiscal 2023 increased by ¥82.7 billion, or 14.8%, to ¥643.0 billion compared with the prior fiscal year. This increase was due mainly to an increase during fiscal 2023 in net income attributable to the shareholders of companies accounted for by the equity method.
Other finance income increased by ¥44.5 billion, or 13.3%, to ¥379.3 billion during fiscal 2023 compared with the prior fiscal year. This increase was due mainly to an increase during fiscal 2023 in interest income.
Other finance costs increased by ¥81.1 billion, or 184.4%, to ¥125.1 billion during fiscal 2023 compared with the prior fiscal year. This increase was due mainly to an increase during fiscal 2023 in losses on securities revaluation.
Foreign exchange gain (loss), net decreased by ¥91.6 billion to ¥124.5 billion during fiscal 2023 compared with the prior fiscal year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated assets and liabilities recognized through transactions in foreign currencies translated at prevailing exchange rates and the value at the date the transaction settled during the fiscal year, including those settled using forward foreign currency exchange contracts, or the value translated by appropriate year-end
exchange rates. The ¥91.6 billion decrease in foreign exchange gain (loss), net was due mainly to the losses recorded in fiscal 2023 resulting from the functional currency of overseas subsidiaries being weaker against foreign currencies at the dates of settlement of the foreign currency trade accounts payable than at the dates of the transactions.
Other income (loss), net decreased by ¥5.6 billion, to ¥78.1 billion in losses during fiscal 2023 compared with the prior fiscal year.

Income Taxes
The provision for income taxes increased by ¥59.8 billion, or 5.4%, to ¥1,175.7 billion during fiscal 2023 compared with the prior fiscal year. This increase was due mainly to the reversals of deferred tax assets on account of the reassessment of their recoverability. The average effective tax rate for fiscal 2023 was 32.0%.
Net Income Attributable to
Non-controlling
Interests
Net income attributable to
non-controlling
interests increased by ¥17.1 billion, or 70.0%, to ¥41.6 billion during fiscal 2023 compared with the prior fiscal year. This increase was due mainly to an increase during fiscal 2023 in net income of consolidated subsidiaries.
Net Income Attributable to Toyota Motor Corporation
Net income attributable to Toyota Motor Corporation decreased by ¥398.7 billion, or 14.0%, to ¥2,451.3 billion during fiscal 2023 compared with the prior fiscal year.
Other Comprehensive Income, Net of Tax
Other comprehensive income, net of tax decreased by ¥315.4 billion to ¥827.7 billion for fiscal 2023 compared with the prior fiscal year. This decrease resulted from exchange differences on translating foreign operations gains of ¥676.0 billion in fiscal 2023 compared with gains of ¥902.8 billion in the prior fiscal year and share of other comprehensive income of equity method investees gains of ¥103.0 billion in fiscal 2023 compared with gains of ¥307.4 billion in the prior fiscal year, due mainly to the weakening of the yen against the U.S. dollar and the euro, net changes in revaluation of financial assets measured at fair value through other comprehensive income losses of ¥16.5 billion in fiscal 2023 compared with losses of ¥203.4 billion in the prior fiscal year, due mainly to changes in prices of public and corporate bonds, and remeasurements of defined benefit plans gains of ¥65.1 billion in fiscal 2023 compared with gains of ¥136.2 billion in the prior fiscal year, due mainly to changes in fair value of plan assets.
Segment Information
The following is a discussion of the results of operations for each of Toyota’s operating segments. The amounts presented are prior to intersegment elimination.

	Yen in millions
	Year ended March 31,		2023 v. 2022 Change
	2022	2023	Amount	Percentage
Automotive:
Sales revenues	28,605,738	33,820,000	5,214,263	18.2%
Operating income	2,284,290	2,180,637	(103,653)	(4.5)
Financial Services:
Sales revenues	2,324,026	2,809,647	485,621	20.9
Operating income	657,001	437,516	(219,485)	(33.4)
All Other:
Sales revenues	1,129,876	1,224,943	95,067	8.4
Operating income	42,302	103,451	61,150	144.6
Intersegment elimination/unallocated amount:
Sales revenues	(680,133)	(700,293)	(20,160)	—
Operating income	12,104	3,420	(8,684)	—
Total

Sales revenues	31,379,507	37,154,298	5,774,791	18.4
Operating income	2,995,697	2,725,025	(270,672)	(9.0)

Automotive Operations Segment
The automotive operations segment is Toyota’s largest operating segment by sales revenues. Sales revenues for the automotive segment increased during fiscal 2023 by ¥5,214.2 billion, or 18.2%, to ¥33,820.0 billion compared with the prior fiscal year. The increase mainly reflects the ¥3,170.0 billion favorable impact of changes in exchange rates and the ¥1,150.0 billion favorable impact of changes in vehicle unit sales and sales mix.
Operating income from the automotive operations decreased by ¥103.6 billion, or 4.5%, to ¥2,180.6 billion during fiscal 2023 compared with the prior fiscal year. This decrease in operating income was due mainly to the ¥1,290.0 billion aggregate unfavorable impact of factors categorized as cost reduction efforts (including fluctuations in raw materials prices) and the ¥525.0 billion aggregate unfavorable impact of changes in expenses and expense reduction efforts, partially offset by the ¥1,220.0 billion favorable impact of changes in exchange rates and the ¥755.0 billion impact of marketing efforts.
Financial Services Operations Segment
Sales revenues for the financial services operations increased during fiscal 2023 by ¥485.6 billion, or 20.9%, to ¥2,809.6 billion compared with the prior fiscal year. This increase was due mainly to the favorable impact of changes in exchange rates.
Operating income from financial services operations decreased by ¥219.4 billion, or 33.4%, to ¥437.5 billion during fiscal 2023 compared with the prior fiscal year. This decrease was due mainly to the worsening overall of valuation gains or losses from interest rate swaps and interest rate currency swaps.
All Other Operations Segment
Sales revenues for Toyota’s other operations segments increased by ¥95.0 billion, or 8.4%, to ¥1,224.9 billion during fiscal 2023 compared with the prior fiscal year.

Operating income from Toyota’s other operations segments increased by ¥61.1 billion, or 144.6%, to ¥103.4 billion during fiscal 2023 compared with the prior fiscal year.
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
Marketing efforts includes changes in vehicle unit sales and sales mix, sales expenses and other. “Other” includes valuation gains or losses from interest rate swaps and interest rate currency swaps.
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
Outlook
Toyota, with its full lineup and profitable HEVs and PHEVs, along with its diverse options of BEVs that it will be strengthening, will make sure to meet a wide range of global demand and is committed to further growth. For growth in emerging markets, profitable HEVs will be used as a source of income, and with a value chain that can support approximately 10 million units sold annually, we will also take part in a wide range of business opportunities. In addition, we will achieve cost reductions and
Kaizen
by leveraging the strengths of the TPS, and thereby enhance our future investment capacity for the expansion of growth in BEVs and mobility areas, and establish a strong business foundation whereby carbon neutrality and growth can both be achieved. Taking the foregoing external factors and other factors into account, Toyota expects that sales revenues for fiscal 2024 will increase compared with fiscal 2023 due mainly to the increase in vehicle unit sales, partially offset by the unfavorable impact of changes in exchange rates. Toyota expects that operating income will increase in fiscal 2024 compared with fiscal 2023 due mainly to marketing efforts, partially offset by the unfavorable impact of changes in exchange rates. Toyota expects that income before income taxes and net income attributable to Toyota Motor Corporation will also increase in fiscal 2024 compared with fiscal 2023.
For the purposes of this outlook discussion, Toyota is assuming an average exchange rate of ¥125 to the U.S. dollar and ¥135 to the euro. Exchange rate fluctuations can materially affect Toyota’s operating results. In particular, a strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota’s operating results. See “Item 5. Operating and Financial Review and Prospects — 5.A Operating Results — Overview — Currency Fluctuations” for further discussion.
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
In fiscal 2024, Toyota expects to sufficiently fund its cash requirements, including those relating to capital expenditures as well as its research and development activities, through cash and cash equivalents on hand, cash generated by operations, the issuance of corporate bonds, and debt financing. Toyota will use its funds to efficiently invest in maintenance and replacement of conventional manufacturing facilities and the introduction of new products and will focus on investment in areas contributing to strengthening competitiveness and future growth for transformation into a mobility company. See “Item 4. Information on the Company — 4.B Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures for fiscal 2021, 2022 and 2023, and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.
Toyota funds its financing programs for customers and dealers, including loans and leasing programs, from both cash generated by operations, the issuance of corporate bonds, and debt financing by its sales finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.
Net cash provided by operating activities decreased by ¥767.5 billion to ¥2,955.0 billion for fiscal 2023, compared with ¥3,722.6 billion for fiscal 2022. The decrease was primarily attributable to the ¥381.6 billion decrease in net income.
Net cash used in investing activities increased by ¥1,021.3 billion to ¥1,598.8 billion for fiscal 2023, compared with ¥577.4 billion for fiscal 2022. The increase was primarily attributable to the ¥1,762.7 billion decrease in withdrawals from time deposits compared to the previous fiscal year.
Net cash used in financing activities was ¥56.1 billion for fiscal 2023, compared with net cash used in financing activities of ¥2,466.5 billion for fiscal 2022, a ¥2,410.3 billion change. The change was primarily attributable to the ¥1,154.2 billion increase in funding by long-term debt in fiscal 2023.
For a discussion of cash flows for fiscal 2022 as compared to those for fiscal 2021, see “Item 4.B. Operating and Financial Review and Prospects — 5.B. Liquidity and Capital Resources” of Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022.
Total capital expenditures for property, plant and equipment, including vehicles and equipment on operating leases, were ¥3,496.2 billion during fiscal 2023, remaining largely unchanged from the ¥3,611.5 billion in total capital expenditures during the prior fiscal year.
Toyota expects investments in property, plant and equipment, excluding vehicles and equipment on operating leases, to be approximately ¥1,860.0 billion during fiscal 2024.
Cash and cash equivalents were ¥7,516.9 billion as of March 31, 2023. Most of Toyota’s cash and cash equivalents are held in Japanese yen or in U.S. dollars.
Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds increased during fiscal 2023, by ¥1,263.9 billion, or 9.4%, to ¥14,715.0 billion as of March 31, 2023.

Trade accounts and notes receivable, less allowance for doubtful accounts increased during fiscal 2023 by ¥443.2 billion, or 14.1%, to ¥3,586.1 billion. This increase was due mainly to increased revenue from sales during the quarter ended March 31, 2023.
Inventories increased during fiscal 2023 by ¥434.2 billion, or 11.4%, to ¥4,255.6 billion. This increase was due mainly to an increase in the volume of precious metals procured.
Total finance receivables, net increased during fiscal 2023 by ¥3,006.3 billion, or 13.8%, to ¥24,770.8 billion. This increase was due mainly to an increase in the impact of changes in exchange rates. Finance receivables were geographically distributed as follows: in North America 56.9%, in Asia 12.0%, in Europe 14.0%, in Japan 6.3% and in Other 10.8%.
Other financial assets increased during fiscal 2023 by ¥247.5 billion, or 2.1%.
Property, plant and equipment increased during fiscal 2023 by ¥307.3 billion, or 2.5%. This increase was due mainly to capital expenditures.
Accounts and notes payable increased during fiscal 2023 by ¥694.2 billion, or 16.2%. This increase was due mainly to an increase in accounts payable associated with parts procurement.
Income taxes payable decreased during fiscal 2023 by ¥422.2 billion, or 51.1%. This decrease was mainly due to an increase in interim payments of income taxes.
Toyota’s total borrowings increased during fiscal 2023 by ¥2,883.9 billion, or 10.9%. Toyota’s short-term borrowings consist of loans with a weighted-average interest rate of 2.02% and commercial paper with a weighted-average interest rate of 3.81%. Short-term borrowings increased during fiscal 2023 by ¥485.3 billion, or 11.8%, to ¥4,590.1 billion. Toyota’s long-term debt mainly consists of unsecured and secured loans, medium-term notes, unsecured and secured notes with weighted-average interest rates ranging from 1.29% to 6.53%, and maturity dates ranging from 2023 to 2048. The current portion of long-term debt increased during fiscal 2023 by ¥621.7 billion, or 8.8%, to ¥7,648.5 billion and the non-current
portion increased by ¥1,741.6 billion, or 11.7%, to ¥16,685.3 billion. The increase in total borrowings resulted mainly from the increasing demand for financing associated with the increase in the loan balance at financial subsidiaries. As of March 31, 2023, approximately 53% of long-term debt was denominated in U.S. dollars, 11% in Japanese yen, 13% in euros, 6% in Australian dollars, 3% in Canadian dollars, and 14% in other currencies. Toyota hedges interest rate risk exposure of fixed-rate borrowings by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.
As of March 31, 2023, Toyota’s total interest-bearing debt was 103.7% of Toyota Motor Corporation shareholders’ equity, compared with 101.0% as of March 31, 2022.
The following table provides information on credit ratings of Toyota’s short-term borrowing and long-term debt from Standard & Poor’s Ratings Group (S&P), Moody’s Investors Services (Moody’s), and Rating and Investment Information, Inc. (R&I), as of May 31, 2023. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

	S&P	Moody’s	R&I
Short-term borrowing	A-1+	P-1	—
Long-term debt	A+	A1	AAA
Toyota’s net defined benefit liability (asset) of Japanese plans decreased during fiscal 2023 by ¥108.2 billion, or 46.6%, to ¥124.0 billion. The net defined benefit liability (asset) of foreign plans increased during fiscal 2023 by ¥50.8 billion, or 19.3%, to ¥313.8 billion. The amounts of net defined benefit liability (asset) will be funded through future cash contributions by Toyota or in some cases will be settled on the retirement date of each covered employee. The decrease in net defined benefit liability (asset) of the Japanese plans reflects mainly a decrease in defined benefit obligations due to an increased discount rate. See note 23 to the consolidated financial statements for further discussion.
Toyota’s treasury policy is to maintain controls on all exposures, to adhere to stringent counterparty credit standards, and to actively monitor marketplace exposures. Toyota remains centralized and is pursuing global efficiency of its financial services operations through Toyota Financial Services Corporation.
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
Toyota uses its securitization program as part of its funding through special purpose entities for its financial services operations. Toyota is considered as the primary beneficiary of these special purpose entities and therefore consolidates them. Toyota has not entered into any off-balance
sheet securitization transactions during fiscal 2023.
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
The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2023

	Yen in millions
	Total	Payments Due by Period
		Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:
Short-term debt	4,590,173	4,590,173	—	—	—
Long-term debt	24,790,100	7,715,466	9,875,785	5,427,639	1,771,210
Commitments for the purchase of property, plant, other assets and services (note 30)	522,336	251,521	208,243	28,942	33,630

Total	29,902,609	12,557,160	10,084,028	5,456,581	1,804,840

Commercial Commitments (note 30):
Maximum potential exposure to guarantees given in the ordinary course of business	3,600,631	955,483	1,614,133	926,168	104,847

Total	3,600,631	955,483	1,614,133	926,168	104,847

*	“Long-term debt” represents future principal payments.

Toyota expects to contribute ¥38,309 million domestically and ¥16,423 million overseas to its pension plans in fiscal 2024.
Lending Commitments
Credit Facilities with Credit Card Holders
Toyota’s financial services operations issue credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holder’s requests up to the limits established on an individual holder’s basis. Although loans made to customers through these facilities are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥171.4 billion as of March 31, 2023.
Credit Facilities with Dealers
Toyota’s financial services operations maintain credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota evaluates the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operations also provide financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota’s outstanding credit facilities with dealers totaled ¥3,820.9 billion as of March 31, 2023.
Guarantees
See note 30 to the consolidated financial statements for further discussion.
5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
Toyota’s research and development is dedicated to capturing the increasingly diverse and sophisticated market through the development of attractive, affordable, high-quality products for customers worldwide. The intellectual property that R&D generates is a vital management resource that Toyota utilizes and protects to maximize its corporate value. For a more detailed discussion of the company’s research and development objectives and policies, see “Item 4. Information on the Company — 4.B Business Overview — Research and Development.”
Toyota’s research and development expenditures were approximately ¥1,241.6 billion in fiscal 2023, ¥1,124.2 billion in fiscal 2022 and ¥1,090.4 billion in fiscal 2021.
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
was reorganized into Woven Planet Group comprising four companies — Woven Planet Holdings, Inc., which is responsible for decision-making for the entire group and creates new business opportunities; Woven Core, Inc., which assumed the business of
TRI-AD
and is responsible for the development of automated driving technologies; Woven Alpha, Inc., which is responsible for the development of new projects such as Woven City and Arene, a software platform; and Woven Capital, L.P. with a total investment value of $800 million, which invests in growth-stage companies in areas such as autonomous driving mobility, artificial intelligence, and smart city. Moreover, to bolster overseas research and development initiatives related to automated driving technology and software platforms, Toyota established Woven Planet North America (WPNA) in the United States and Woven Planet United Kingdom in the United Kingdom, and transferred TRI’s automated driving division to WPNA in May 2022. On April 1, 2023, Woven Planet Holdings, Inc., Woven Core, Inc. and Woven Alpha, Inc. were merged and changed their name to Woven by Toyota, Inc.
Toyota also established a technical development center in Otemachi, Tokyo, Japan in October 2018 as a site for development of key IT technologies that will support automated driving in collaboration with Woven Core, as well as promotion of collaboration with venture companies and creation of new value by utilizing big data.

The following table provides information on Toyota’s principal research and development facilities.

Facility	Principal Activity
Japan

Toyota Technical Center	Product planning, style, design, prototype production and vehicle evaluation

Higashi-Fuji Technical Center	Advanced development

Tokyo Design Research & Laboratory	Advanced styling designs

Woven by Toyota, Inc.	Development of artificial intelligence technology with a focus on automated driving technology Development of Woven City and software platform technologies

Otemachi Office	Development of key IT technologies, creation of new values by utilizing big data and collaboration with venture companies

Shibetsu Proving Ground	Evaluation

Toyota Central R&D Labs., Inc.	Basic research

United States

Toyota Motor Engineering and Manufacturing North America, Inc.	Product planning, design and evaluation of vehicles manufactured in North America

Calty Design Research, Inc.	Design

Toyota Research Institute of North America (TRI-NA)	Advanced research relating to “energy and environment,” “safety” and “mobility infrastructure”

Toyota Research Institute, Inc.	Research and development of artificial intelligence technology

Woven by Toyota, U.S., Inc.	Development of automated driving technology and software

Europe

Toyota Motor Europe NV/SA	Planning and evaluation of vehicles manufactured in Europe

Toyota Europe Design Development S.A.R.L.	Design

Toyota Motorsport GmbH	Development of motor sports vehicles

Woven by Toyota, U.K., Ltd.	Development of automated driving technology and software platform technology

Asia Pacific

Toyota Daihatsu Engineering and Manufacturing Co., Ltd.	Planning and evaluation of vehicles manufactured in Australia and Asia

China

Toyota Motor Engineering and Manufacturing (China) Co., Ltd.	Environmental technology design and evaluation in China

FAW Toyota Research & Development Co., Ltd.	Design, evaluation and certification of vehicles manufactured in China

GAC Toyota Motor Co., Ltd. R&D Center	Design, evaluation and certification of vehicles manufactured in China

BYD Toyota EV Technology Co., Ltd.	Design and evaluation of BEVs

Toyota Motor Technical Research and Service (Shanghai) Co., Ltd.	Research of new technology, construction and system of automobiles

United Fuel Cell System R&D (Beijing) Co., Ltd.	Development of FC system for commercial vehicles in China

Toyota carefully analyzes patents and the need for patents in each area of research to formulate more effective research and development strategies. Toyota identifies research and development projects in which it should build a strong global patent portfolio.
For a further discussion of Toyota’s intellectual property, see “Item 4. Information on the Company — 4.B Business Overview — Intellectual Property.”
5.D TREND INFORMATION
For a discussion of the trends that affect Toyota’s business and operating results, see “Item 5. Operating and Financial Review and Prospects — 5.A Operating Results” and “Item 5. Operating and Financial Review and Prospects — 5.B Liquidity and Capital Resources.”
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
In-house
company presidents, regional CEOs, and chief

officers, as
on-site
leaders of business implementation elements, were given authority while being consolidated into the classification of “senior professional/senior management.” The roles of operating officers and senior professionals/senior management are to be determined where and as needed, and persons appointed as operating officers and senior professionals/senior management will change in accordance with the challenges faced and the path that should be taken, as the company exercises greater flexibility in making appointments. However, because of the rapidly changing business environment, Toyota now recognizes that there is an increasing need for such executives to fulfill management roles (related to people, goods, and money) together with our President. Therefore, in April 2022, Toyota reorganized the roles of operating officers and reestablished the position of “executive vice president,” defining it as an operating officer who is focused on the business from a management perspective. In April 2023, the role of operating officers was revised to a management team that implements “product-centered (manufacturing ever-better cars) and region-centered
(best-in-town)
management” under the theme of “inheritance and evolution,” and the executive vice presidents were selected upon their extensive knowledge and experience from the two pillars of products and regions. Based on its basic policy of appointing the right people to the right positions, Toyota has been swiftly and continuously innovating. Toyota will further press forward the tide of such innovations, aiming for a corporate structure capable of carrying out management from a viewpoint that is optimal for a global company.
In order to convey top management’s aspirations and the company’s direction to all stakeholders, Toyota communicates what Toyota is really like through “Toyota Times.”
Toyota believes that it is critical to appoint individuals who are capable of contributing to decision-making aimed at sustainable growth into the future by practicing “product-centered and region-centered management” in keeping with the spirit of the Toyoda Principles, which set forth its founding philosophy. Moreover, these individuals should be able to play a significant role in transforming Toyota into a “mobility company” through responding to electrification, intelligence, and diversification and external partnerships based on trust and friendship and internal two-way
interactive teamwork, while working towards solutions for social challenges such as the climate change issue. Toyota maintains its board of directors and senior management at an adequate size, and ensures they are overall balanced and diverse, including from the perspective of gender and nationality. Three outside members of the board of directors have been appointed in order to further reflect the opinions of those from outside the company in management’s decision-making process. Toyota has six audit & supervisory board members, four of whom are outside audit & supervisory board members. In order to be prepared in the event Toyota lacks the number of audit & supervisory board members required by law, one substitute audit & supervisory board member has been appointed pursuant to Article 329, Paragraph 3 of the Companies Act.

Set forth below are brief summaries of Toyota’s members of the board of directors and audit & supervisory board members.

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares (in thousands)
Akio Toyoda (May 3, 1956)	Chairman of the Board of Directors	1984 Joined TMC 2000 Member of the Board of Directors of TMC 2002 Managing Director of TMC 2003 Senior Managing Director of TMC 2005 Executive Vice President of TMC 2009 President of TMC 2023 Chairman of TMC (to present) (important concurrent duties) Chairman of TOYOTA FUDOSAN CO., LTD. Chairman of the Japan Automobile Manufacturers Association, Inc. Director of DENSO Corporation Representative Director of ROOKIE Racing, Inc. Chairman of TOYOTA GAZOO Racing World Rally Team	24,691

Shigeru Hayakawa (September 15, 1953)	Vice Chairman of the Board of Directors	1977 Joined Toyota Motor Sales Co., Ltd. 2007 Managing Officer of TMC 2007 Toyota Motor North America, Inc. President 2012 Senior Managing Officer of TMC 2015 Member of the Board of Directors and Senior Managing Officer of TMC 2017 Vice Chairman of TMC (to present) (important concurrent duties) Representative Director of Institute for International Economic Studies	326

Koji Sato (October 19, 1969)	President, Member of the Board of Directors	1992 Joined TMC 2017 Executive General Manager of TMC 2020 Operating Officer of TMC 2021 Operating Officer of TMC (current system) 2023 Operating Officer and President of TMC President of TMC (to present) (important concurrent duties) Chairman of TOYOTA GAZOO Racing Europe GmbH Chairman of Toyota Motor North America, Inc.	55

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares (in thousands)
Hiroki Nakajima (April 10, 1962)	Member of the Board of Directors, Operating Officer, Vice President	1987 Joined TMC 2014 Executive General Manager of TMC 2015 Managing Officer of TMC 2020 Operating Officer of TMC 2023 Operating Officer and Executive Vice President of TMC (current system) Member of the Board of Directors, Operating Officer, Vice President of TMC (to present) (important concurrent duties) President of Commercial Japan Partnership Technologies Corporation	20

Yoichi Miyazaki (October 19, 1963)	Member of the Board of Directors, Operating Officer, Vice President	1986 Joined TMC 2015 Managing Officer of TMC 2019 Operating Officer of TMC 2022 Operating Officer of TMC (current system) 2023 Operating Officer and Executive Vice President of TMC Member of the Board of Directors, Operating Officer, Vice President of TMC (to present)	42

Simon Humphries (March 30, 1967)	Member of the Board of Directors, Operating Officer	1988 Joined DCA Design in UK. 1994 Joined TMC 2016 President of Toyota Europe Design Development S.A.R.L. 2018 Executive General Manager of TMC 2023 Operating Officer of TMC Member of the Board of Directors, Operating Officer (to present) (important concurrent duties) Executive Vice President of Calty Design Research, Inc.	10

Ikuro Sugawara (March 6, 1957)	Outside Member of the Board of Directors	1981 Joined Ministry of International Trade and Industry 2010 Director-General of the Industrial Science and Technology Policy and Environment Bureau, Ministry of Economy, Trade and Industry 2012 Director-General of the Manufacturing Industries Bureau, Ministry of Economy, Trade and Industry 2013 Director-General of the Economic and Industrial Policy Bureau, Ministry of Economy, Trade and Industry 2015 Vice-Minister of Ministry of Economy, Trade and Industry 2017 Retired from the Ministry of Economy, Trade and Industry	—

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares (in thousands)

2017 Special Advisor to the Cabinet 2018 Retired from Special Advisor to the Cabinet
2018 Outside Member of the Board of Directors of TMC (to present)

(important concurrent duties)
Independent Director of Hitachi, Ltd.
Outside Director of FUJIFILM Holdings Corporation

Sir Philip Craven (July 4, 1950)	Outside Member of the Board of Directors	1989 President of the International Wheelchair Basketball Federation 2001 President of the International Paralympic Committee 2002 Retired as President of the International Wheelchair Basketball Federation 2017 Retired as President of the International Paralympic Committee 2018 Outside Member of the Board of Directors of TMC (to present)	—

Masahiko Oshima (September 13, 1960)	Outside Member of the Board of Directors
1984 Joined The Mitsui Bank Limited
2012 Executive Officer of Sumitomo Mitsui Banking Corporation (SMBC)
2014 Managing Executive Officer of SMBC
2017 Director and Managing Executive Officer of SMBC
Director and Senior Managing Executive Officer of SMBC
2018 Senior Managing Corporate Executive Officer of Sumitomo Mitsui Financial Group, Inc. (SMFG)
Senior Managing Executive Officer of SMBC
2019 Deputy President and Executive Officer of SMFG
Director and Deputy President of SMBC
2023 Deputy Chairman of SMBC (to present)
Outside Member of the Board of Directors of TMC (to present)

(important concurrent duties)
Deputy Chairman of Sumitomo Mitsui Banking Corporation
—

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares (in thousands)
Emi Osono (August 8, 1965)	Outside Member of the Board of Directors
1988 Joined The Sumitomo Bank, Limited
1998 Visiting Professor of the Waseda Institute of Asia-Pacific Studies (WIAPS)
2000 Full-time lecturer at School of International Corporate Strategy, Hitotsubashi University Business School
2002 Assistant Professor at School of International Corporate Strategy, Hitotsubashi University Business School
2010 Professor at School of International Corporate Strategy, Hitotsubashi University Business School
2018 Professor at School of Business Administration, Hitotsubashi University Business School
2022 Dean and Professor at School of Business Administration and School of International Corporate Strategy, Hitotsubashi University Business School (to present)
2023 Outside Member of the Board of Directors of TMC (to present)

(important concurrent duties)
Professor at School of Business Administration, Hitotsubashi University Business School
Outside Director of Tokio Marine Holdings, Inc.
			—

Masahide Yasuda (April 1, 1949)	Full-time Audit & Supervisory Board Member	1972 Joined TMC 2000 General Manager of Overseas Parts Division of TMC 2007 President of Toyota Motor Corporation Australia Ltd. 2014 Chairman of Toyota Motor Corporation Australia Ltd. 2017 Retired as Chairman of Toyota Motor Corporation Australia Ltd. 2018 Audit & Supervisory Board Member of TMC (to present)	62

Katsuyuki Ogura (January 25, 1963)	Full-time Audit & Supervisory Board Member	1985 Joined TMC 2015 General Manager of Affiliated Companies Finance Dept. of TMC 2018 General Manager of Audit & Supervisory Board Office of TMC 2019 Audit & Supervisory Board Member of TMC (to present) (important concurrent duties) Outside Audit & Supervisory Board Member of Aichi Steel Corporation	29

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares (in thousands)
Takeshi Shirane (September 5, 1952)	Full-time Audit & Supervisory Board Member	1977 Joined TMC 2001 General Manager of Production Management Div. of TMC 2004 General Manager of Global Procurement Planning Div. of TMC 2005 General Manager of 1st Procurement Div. of TMC Managing Officer of TMC 2009 Senior Managing Director of TMC 2011 Senior Managing Officer of TMC Advisor of Kanto Auto Works, Ltd. 2012 President of Kanto Auto Works, Ltd. President of Toyota Motor East Japan, Inc. 2019 Chairman of the Board of Toyota Motor East Japan, Inc. 2023 Senior Executive Advisor of Toyota Motor East Japan, Inc. (to present) Audit & Supervisory Board Member of TMC (to present)	150

George Olcott (May 7, 1955)	Outside Audit & Supervisory Board Member	1986 Joined S.G.Warburg & Co.,Ltd 1999 President of UBS Asset Management (Japan) 1999 President, Japan UBS Brinson 2000 Managing Director, Equity Capital Markets, UBS Warburg Tokyo 2001 Judge Business School, University of Cambridge 2005 FME Teaching Fellow, Judge Business School, University of Cambridge 2008 Senior Fellow, Judge Business School, University of Cambridge 2022 Outside Audit & Supervisory Board Member of TMC (to present) (important concurrent duties) Outside Director of Kirin Holdings Company, Limited	2

Ryuji Sakai (August 7, 1957)	Outside Audit & Supervisory Board Member	1985 Registered as attorney Nagashima & Ohno 1990 Wilson, Sonsini, Goodrich & Rosati (located in U.S.) 1995 Partner, Nagashima & Ohno 2000 Partner, Nagashima Ohno & Tsunematsu 2022 Audit & Supervisory Board Member of TMC (to present) 2023 Senior Counsel of Nagashima Ohno & Tsunematsu (to present) (important concurrent duties) Attorney	—

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares (in thousands)
Catherine O’Connell (February 10, 1967)	Outside Audit & Supervisory Board Member
1987 Japan Travel Bureau Inc.
1994 Senior Solicitor of Anderson Lloyd Barristers & Solicitors (New Zealand)
2002 In House Counsel of Olympus Corporation
2004 Senior In House Counsel of Matsushita Electric Industrial Co., Ltd. Motor Company
Senior In House Counsel of Matsushita Electronic Components Co., Ltd.
2008 Hogan Lovells Horitsu Jimusho Gaikokuho Kyodo Jigyo
2012 Head of Legal of Molex Japan LLC
2017 President of O’Connell Consultants
2018 CEO of Catherine O’Connell Law (to present)
2023 Outside Audit & Supervisory Board Member of TMC (to present)

(important concurrent duties)
Registered foreign attorney
External Audit & Supervisory Board Member of Fujitsu Limited
—

1.	Mr. Koji Sato, who is President and Member of the Board of Directors, concurrently serves as Operating Officer (President).

2.
The terms of office of the members of the board of directors are from the conclusion of the Ordinary General Shareholders’ Meeting held on June 14, 2023 to the conclusion of the Ordinary General Shareholders’ Meeting for fiscal 2024.

3.
The terms of office of Mr. Masahide Yasuda and Mr. George Olcott, who are both Audit & Supervisory Board Members, are from the conclusion of the Ordinary General Shareholders’ Meeting held on June 15, 2022 to the conclusion of the Ordinary General Shareholders’ Meeting for fiscal 2026.

4.
The terms of office of Mr. Katsuyuki Ogura, Mr. Takeshi Shirane, Mr. Ryuji Sakai and Ms. Catherine O’Connell, who are all Audit & Supervisory Board Members, are from the conclusion of the Ordinary General Shareholders’ Meeting held on June 14, 2023 to the conclusion of the Ordinary General Shareholders’ Meeting for fiscal 2027.

None of the persons listed above was selected as a member of board of directors, audit & supervisory board member or member of senior management pursuant to an arrangement or understanding with Toyota’s major shareholders, customers, suppliers or others.

Set forth below is a brief summary of Toyota’s substitute audit & supervisory board member.

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares
Maoko Kikuchi (July 14, 1965)	Substitute Audit & Supervisory Board Member
1992 Public Prosecutor at Public Prosecutor’s Office, Mistry of Justice
1997 Joined Paul Hastings, LLP (U.S.)
1999 Registered as attorney
Joined Nagashima & Ohno
2004 Chief of the General Secretariat of the Japan Fair Trade Commission
2006 General Manager of Legal and Regulatory Affairs Div. of Vodafone K.K.
2014 Executive Officer of Microsoft Japan Co., Ltd.
2016 Standing Outside Audit & Supervisory Board Member of MITSUISOKO HOLDINGS Co., Ltd.
2020 President of Compass International Law Office (to present)

(important concurrent duties)
Attorney
Outside Director of MITSUISOKO HOLDINGS Co., Ltd.
Outside Director of Hitachi Construction Machinery Co., Ltd.
—
6.B COMPENSATION
Decision Making Policy and Process
Toyota believes that it is critical to appoint individuals who are capable of implementing “management centered on products and regions” and contributing to decision-making aimed at sustainable growth into the future in keeping with the spirit of the Toyoda Principles, which set forth its founding philosophy. Moreover, these individuals should be able to play a significant role in transforming Toyota into a mobility company and contribute to the solutions of social issues, including climate change, through efforts for electrification, intelligence, and diversification and building external partnerships therefor based on trust and friendship and internal two-way
interactive teamwork. Toyota’s director compensation system is an important means through which to promote various initiatives and is determined based on the following policy.

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
The amount of remuneration for each member of the board of directors of Toyota and the remuneration system are decided by the board of directors and the “Executive Compensation Meeting,” a majority of the members of which are outside members of the board of directors, to ensure the independence of the decision. For fiscal 2023, the Executive Compensation Meeting consists of vice chairman of the board of directors Shigeru Hayakawa
*1
(Chairman), member of the board of directors Yoichi Miyazaki, and outside members of the board of directors Ikuro Sugawara, Sir Philip Craven, Masahiko Oshima
*3
and Emi Osono
*3
.

*1
Shigeru Hayakawa, Vice Chairman of the Board of Directors, replaced Takeshi Uchiyamada, Chairman of the Board of Directors, as Chairman of the Executive Compensation Meeting on April 1, 2023. Takeshi Uchiyamada, Chairman of the Board of Directors, became a member of the Board of Directors as of the same date, and subsequently retired as a member of the Board of Directors upon the conclusion of the Ordinary General Shareholders’ Meeting held on June 14, 2023.

*2
Kenta Kon, a member of the Board of Directors, replaced Koji Kobayashi, a member of the Board of Directors, as a member of the Executive Compensation Meeting on June 15, 2022. Yoichi Miyazaki, Operating Officer, subsequently replaced Kenta Kon as a member of the Executive Compensation Meeting on April 1, 2023. Koji Kobayashi, a member of the Board of Directors, retired as a member of the Board of Directors upon the conclusion of the Ordinary General Shareholders’ Meeting held on June 15, 2022. Kenta Kon, a member of the Board of Directors, retired as a member of the Board of Directors upon the conclusion of the Ordinary General Shareholders’ Meeting held on June 14, 2023, and Yoichi Miyazaki, Operating Officer, became a member of the Board of Directors upon the conclusion of the Ordinary General Shareholders’ Meeting held on June 14, 2023.

*3
Masahiko Oshima and Emi Osono, both outside members of the Board of Directors, replaced Teiko Kudo, an outside member of the Board of Directors, as members of the Executive Compensation Meeting on June 14, 2023. Teiko Kudo, an outside member of the Board of Directors, retired as an outside member of the Board of Directors upon the conclusion of the Ordinary General Shareholders’ Meeting held on June 14, 2023.

*4
The amount of remuneration for each outside member of the Board of Directors and the amount of remuneration for each non-outside
member of the Board of Directors were determined at meetings of the Executive Compensation Meeting held in April 2022 and April 2023, respectively.

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
Executive Compensation Meetings were held in April 2022 and March and April 2023 to discuss and determine the amount of remuneration for fiscal 2023 and other relevant matters.
Furthermore, preliminary examination meetings, consisting only of outside members of the board of directors, were held on a total of five occasions in July, September and October 2022 and January and February 2023 to discuss matters for the Executive Compensation Meetings. Remuneration for the members of the board of directors were determined with the unanimous consent of the Executive Compensation Meeting.
The principal topics discussed at Executive Compensation Meetings included:

•	Remuneration level for each position and job responsibility

•	Evaluation of benchmarks and actual results of fiscal 2022

•	Determination of the amount of remuneration for each member of the board of directors
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
Toyota determines the annual total remuneration level appropriate for each position and job responsibility in accordance with factors including the size of each director’s role, and by referring to the benchmarking result of remuneration for officers of both Japanese and global companies.
Concept of Each Item

Consolidated operating income	Indicator for evaluating Toyota’s efforts based on business performance

Fluctuation of the market capitalization	Corporate value indicator for shareholders and investors to evaluate Toyota’s efforts

Individual performance evaluation	Qualitative evaluation of performance of each member of the board of directors

Method and Reference Value for Evaluating Indicators and Evaluation Result for Fiscal 2022

	Evaluation Weight	Evaluation Method	Reference Value	Evaluation Result for Fiscal 2022
Consolidated operating income	70%	Evaluate the degree of attainment of consolidated operating income in fiscal 2021, using required income (set in 2011) for Toyota’s sustainable growth as reference value	¥1 trillion
Fluctuation of Toyota’s market capitalization	30%	Comparatively evaluate the fluctuation of Toyota’s market capitalization up to fiscal 2022 (average of January-March), using the market capitalization of Toyota and the TOPIX of fiscal 2021 (average of January-March) as reference values	Toyota: ¥30.4 trillion TOPIX : ¥1,909.75	180%
Method of Setting Annual Total Remuneration
Annual Total Remuneration is set using a theoretical formula that takes into account the benchmarking results of remuneration for members of the board of directors. Annual Total Remuneration is set based on consolidated operating income and the fluctuation of the market capitalization of Toyota, and then adjusted based on individual performance evaluation. Individual performance evaluation takes into account various factors such as initiatives (including the ESG perspective) in keeping with the spirit of the Toyoda Principles, which set forth Toyota’s founding philosophy, trust from his or her peers and contribution to the promotion of human resources development. The Individual performance evaluation is set within the range of 50% above or below Annual Total Remuneration in accordance with the position and job responsibilities, and the amount of the annual total remuneration for each member of the board of directors is calculated based on such evaluation results.
Directors with Foreign Citizenship (Excluding Outside Members of the Board of Directors)
Fixed remuneration and performance-based remuneration are set based on the remuneration levels and structures that allow Toyota to secure and retain talented personnel. Fixed remuneration is set, taking into account each member’s job responsibilities and the remuneration standards of such member’s home country (application determined based on each member’s job responsibilities and other factors). Performance-based remuneration is set based on consolidated operating income, the fluctuation of the market capitalization of Toyota and individual performance, taking into account each member’s job responsibilities and the remuneration standards of such member’s home country (application determined based on each member’s job responsibilities and other factors). The concept of each item is the same as that for directors with Japanese citizenship (excluding outside members of the board of directors). There are cases where Toyota provides income tax compensation for certain members of the board of directors in light of the difference in income tax rates with those of his or her home country.
Compensation
The aggregate amount of remuneration, including bonuses, accrued for all members of the board of directors and audit & supervisory board members as a group by Toyota for services in all capacities was ¥3,461 million during fiscal 2023.

Toyota Motor Corporation and its subsidiaries have not set aside or accrued any amounts to provide pension, retirement or similar benefits to members of the board of directors and audit & supervisory board members of Toyota Motor Corporation.
Toyota’s Annual Securities Report filed with the Kanto Local Bureau of Finance on June 30, 2023, contained the following information concerning compensation in fiscal 2023 on a consolidated basis for members of the board of directors and audit & supervisory board members whose total compensation exceeded ¥100 million during such period:

Name, Position	Classification of Company	Compensation per Type (million yen)				Total Compensation (millions of yen)
		Fixed Compensation	Performance-based Compensation		Retirement Benefits
		Monthly Compensation	Bonus	Share Compensation
Takeshi Uchiyamada, Member of the Board of Directors	Toyota Motor Corporation	122	197	—	—	319
Shigeru Hayakawa, Member of the Board of Directors	Toyota Motor Corporation	77	1	73 (38,000 shares)	—	151
Akio Toyoda, Member of the Board of Directors	Toyota Motor Corporation	264	—	735 (383,000 shares)	—	999
James Kuffner, Member of the Board of Directors	Toyota Motor	108	68	—	—	811
	Corporation Consolidated subsidiary (Woven Planet Holdings, Inc.*)	587	48	—	—
Kenta Kon, Member of the Board of Directors	Toyota Motor	52	56	—	—	120
	Corporation Consolidated subsidiary (Hino Motors, Ltd.)	11	—	—	—

*
Fixed compensation that Woven Planet Holdings, Inc., Toyota’s consolidated subsidiary, pays to James Kuffner includes fixed compensation that is paid trimonthly and annually. In addition to the above compensation, Toyota and its consolidated subsidiary, Woven Planet Holdings, Inc. paid a tax compensation of 520 million yen to James Kuffner, taking into account the difference in tax rates with respect to his home country and Japan. Woven Planet Holdings, Inc. was renamed Woven by Toyota, Inc. on April 1, 2023.

The amounts above were recorded as expenses in fiscal 2023.
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
The Executive Compensation Meeting reviews the remuneration system for members of the board of directors and senior management and determines the amount of remuneration for each member of the board of directors, taking into account factors such as corporate performance as well as individual job responsibilities and performance. The members of the meeting are Shigeru Hayakawa, the Vice Chairman of the Board of Directors, and Yoichi Miyazaki, Ikuro Sugawara, Sir Philip Craven, Masahiko Oshima and Emi Osono, each, a Member of the Board of Directors.
6.D EMPLOYEES
The total number of Toyota employees, on a consolidated basis, was 375,235 as of March 31, 2023, 372,817 as of March 31, 2022, and 366,283 as of March 31, 2021. The following tables set forth a breakdown of persons employed by business segment and by geographic location as of March 31, 2023.

Segment	Number of Employees	Location	Number of Employees
Automotive	332,425	Japan	203,212
Financial services	13,894	North America	59,000
All other	22,856	Europe	23,730
Unallocated	6,060	Asia	66,176
		Other*	23,117

Total	375,235	Total	375,235

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
In Japan, basic wages and other working conditions are negotiated annually. In addition, in accordance with Japanese national custom, each employee is also paid a semi-annual bonus. Bonuses are negotiated at the time of wage negotiations and are based on Toyota’s financial results, prospects and other factors. The average wage increase for all union members, excluding bonuses, in Japan was approximately 3.15% in fiscal 2023.
In general, Toyota considers its labor relations with all of its workers to be good. However, Toyota is currently a party to, and otherwise from time to time experiences, labor disputes in some of the countries in which it operates. Toyota does not expect any disputes to which it is currently a party to materially affect Toyota’s consolidated financial position.
Toyota’s average number of temporary employees on a consolidated basis was 94,974 during fiscal 2023.
6.E SHARE OWNERSHIP
For information on the number of shares of Toyota’s common stock held by each member of the board of directors and audit & supervisory board member as of June 2023, see “Item 6. Directors, Senior Management and Employees — 6.A Directors and Senior Management.”

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights. As of March 31, 2023, Toyota does not have any stock option plan for which stock options or stock acquisition rights are exercisable or will become exercisable in the future.
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
Toyota also has an employee stock ownership association in Japan for employees and full time and part time company advisors. Members of the employee stock ownership association set aside certain amounts from their monthly salary and bonuses to purchase Toyota’s common stock through the employee stock ownership association. As of March 31, 2023, the employee stock ownership association held 74,266,923 shares of Toyota’s common stock.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A MAJOR SHAREHOLDERS
As of March 31, 2023, 16,314,987,460 shares of Toyota’s common stock (of which 2,749,807,731 shares were treasury stock and 13,565,179,729 shares were outstanding) were issued. Toyota resolved at its board of directors meeting held on December 14, 2020 to exercise Toyota’s cash call option to acquire all outstanding Model AA Class Shares and, subject to such acquisition, to cancel all Model AA Class Shares pursuant to the Companies Act. Toyota completed the acquisition of all outstanding Model AA Class Shares on April 2, 2021 and cancelled them on April 3, 2021. Information concerning beneficial ownership of Toyota’s common stock in the table below was prepared from information known to Toyota or that could be ascertained from public filings, including filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Financial Instruments and Exchange Law of Japan.
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

Name of Beneficial Owner	Number of Shares of Common Stock (in thousands)	Percentage of Outstanding Voting Shares of Common Stock
Toyota Industries Corporation	1,192,331	8.81
According to The Bank of New York Mellon, depositary for Toyota’s ADSs (the “Depositary”), as of March 31, 2022, 292,036,035 shares of Toyota’s common stock were held in the form of ADSs and there were 1,740 ADS holders of record and 515,686 beneficial owners in the United States. According to Toyota’s register of shareholders, as of March 31, 2023, there were 989,548 holders of common stock of record worldwide. As of March 31, 2023, there were 489 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 9.7% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.
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
7.B RELATED PARTY TRANSACTIONS
Business Relationships
Toyota purchases materials, supplies and services, among others, from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s associates and joint ventures accounted for by the equity method and those firms with which certain members of Toyota’s board of directors are affiliated. Toyota purchased materials, supplies and services, among others, from these associates and joint ventures in the amount of ¥9,951.5 billion in fiscal 2023. Toyota also sells its products and services, among others, to Toyota’s associates and joint ventures accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota sold products and services, among others, to these associates and joint ventures entities in the amount of ¥3,544.2 billion in fiscal 2023. See note 32 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with associates and joint ventures.
For a discussion of the Memorandum of Understanding concerning conducting a business combination of Mitsubishi Fuso and Hino Motors, please see “Item 4. Information on the Company — 4.B Business Overview — Selected Initiatives.”
Loans
Toyota regularly has trade accounts and other receivables by, and accounts payable to, Toyota’s associates and joint ventures accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota had outstanding trade accounts and other receivables by these associates and joint ventures in the amount of ¥532.6 billion as of March 31, 2023. Toyota had outstanding trade accounts and other payables to these associates and joint ventures in the amount of ¥1,459.9 billion as of March 31, 2023.
Toyota, from time to time, provides short- to medium-term loans to its associates and joint ventures, as well as loans under a loan program established by certain subsidiaries to assist their executives and members of the board of directors with the purchase of homes. As of March 31, 2023, an aggregate amount of ¥179.6 billion in loans was outstanding to its associates and joint ventures accounted for by the equity method. Toyota believes that each of these loans was entered into in the ordinary course of business.
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

4.	Not applicable.

5.	Not applicable.

6.	Export Sales. See “Item 5. Operating and Financial Review and Prospects — 5.A Operating Results — Overview — Geographic Breakdown.”

7.	Legal and Arbitration Proceedings. See “Item 4. Information on the Company — 4.B Business Overview — Legal Proceedings.”

8.	Dividend Information.
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

	Cash Dividends per Common Share
Period Ended	Yen		U.S. dollars
September 30, 2020	105.0		0.99
March 31, 2021	135.0		1.22
September 30, 2021	120.0		1.07
March 31, 2022	28.0 <140.0	>	0.23 <1.15	>
September 30, 2023	25.0 <125.0	>	0.17 <0.86	>
March 31, 2023	35.0		0.26
	<175.0	>*	<1.32	>*

*
The numbers in angle brackets are calculated based on a
“pre-stock
split” basis, that is, on the assumption that the
five-for-one
stock split that Toyota effected on October 1, 2021 had not taken place.

Toyota deems improving shareholder returns as one of its priority management policies, and it will continue to work to improve its corporate culture to realize sustainable growth in order to enhance its corporate value. Toyota will strive for the stable and continuous increase of dividends.
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
Considering these factors, with respect to the dividends for fiscal 2023, Toyota has determined to pay a year-end
dividend of 35 yen (175 yen on a
pre-stock
split basis) per share of common stock by a resolution of the board of directors pursuant to Toyota’s articles of incorporation. As a result, combined with the interim dividend of 25 yen (125 yen on a pre-stock
split basis) per share of common stock, the annual dividend will be 60 yen (300 yen on a pre-stock
split basis) per share of common stock, and the total amount of the dividends on common stock for the year will be 816.9 billion yen.
Furthermore, Toyota resolved, at its board of directors meeting held on May 10, 2023, to repurchase up to 120 million shares of its common stock between June 17, 2022 and September 30, 2022 at a total maximum purchase price of 150 billion yen.
Toyota intends to repurchase shares flexibly by taking into consideration the price level of its common stock and other factors.
8.B SIGNIFICANT CHANGES
Except as disclosed in this annual report, there have been no significant changes since the date of Toyota’s latest annual financial statements.
ITEM 9. THE OFFER AND LISTING
9.A LISTING DETAILS
Shares of Toyota common stock are traded on the Prime Market of the Tokyo Stock Exchange and the Nagoya Stock Exchange under the ticker symbol “7203” in Japan, and on the London Stock Exchange under the ticker symbol “TYT.” Toyota’s ADSs, each representing ten shares of Toyota common stock, are listed on the New York Stock Exchange, or NYSE, under the ticker symbol “TM.”
9.B PLAN OF DISTRIBUTION
Not applicable.
9.C MARKETS
The primary trading market for Toyota’s common stock is the Prime Market of the Tokyo Stock Exchange. The common stock is also listed on the Nagoya Stock Exchange and on the London Stock Exchange.
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
General
Toyota’s authorized number of shares as of March 31, 2023 was 50,000,000,000 shares, of which 16,314,987,460 shares of common stock have been issued. In conjunction with the cancellation of all of the Model AA Class Shares on April 3, 2021, Toyota’s articles of incorporation were amended at the 117th Ordinary General Shareholders’ Meeting held in June 2021.

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
Under the Companies Act, Toyota shall implement the electronic provision measures (“Electronic Provision”) for the information contained in the reference materials, etc. for general shareholders’ meetings.
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
Any acquisition of shares must satisfy certain requirements that the total amount of the acquisition price may not exceed the amount of the distributable dividends. See “Item 10. Additional Information — 10.B Memorandum and Articles of Association — Dividends.”
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

10.C MATERIAL CONTRACTS
All material contracts concluded by Toyota during the two years preceding this filing were entered into in the ordinary course of business.
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
For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed companies into the above categories. According to the list published by the Minister of Finance as of April 24, 2023, the businesses which are currently engaged in by Toyota are classified as category (ii) i.e., the Core Sector Designated Businesses above.
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
At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent, ten percent or five percent for portfolio investors (15 percent under the income tax treaties in force with, among other countries, Canada, Denmark, Finland, Germany, Iceland, Ireland, Italy, Luxembourg, New Zealand, Norway and Singapore, ten percent under the income tax treaties with, among other countries, Australia, Austria, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the U.K. and the United States, and five percent under the income tax treaties with, among other countries, Spain).
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
Toyota does not believe that it was a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2023, and currently intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually and the application of the PFIC rules to a corporation such as Toyota (which among other things is engaged in leasing and financing through several subsidiaries) is not entirely clear, no assurances can be made regarding determination of its PFIC status in the current or any future taxable year. If Toyota is determined to be a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares of common stock or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate
U.S. Holder receives from Toyota will not be eligible for the reduced U.S. federal income tax rates on dividends described above if Toyota is a PFIC either in the taxable year of the dividend or the preceding taxable year. If a U.S. Holder owns shares of common stock or ADSs in any taxable year in which Toyota is a PFIC, such U.S. Holder generally would be required to file Internal Revenue Service (“IRS”) Form 8621 (or other form specified by the U.S. Department of the Treasury) on an annual basis, subject to certain exceptions based on the value of PFIC stock held. Toyota will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.
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
10.J ANNUAL REPORT TO SECURITY HOLDERS
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
Fees Incurred in Fiscal 2023
For fiscal 2023, the Depositary paid to Toyota, or paid to a third party at Toyota’s instruction, an aggregate of $890,021.33 for standard out-of-pocket
maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls), Toyota’s continuing annual stock exchange listing fees with respect to the ADSs, expenses relating to Toyota’s annual general shareholders’ meeting that are incurred with respect to Toyota’s ADS holders and 50% of the net dividend fees collected by the Depositary.
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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
(a) DISCLOSURE CONTROLS AND PROCEDURES
Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of fiscal 2023. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Form
20-F
that Toyota files under the Exchange Act is accumulated and communicated to its management, including the chief executive officer and the principal accounting and financial officer, to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensure that the Form
20-F
that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Toyota’s President and Representative Director, who concurrently serves as CEO, and the member of the board of directors who concurrently serves as CFO. Toyota’s disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. The President and Representative Director as well as the member of the board of directors have concluded that Toyota’s disclosure controls and procedures are effective at the reasonable assurance level.
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
Based on this evaluation, management concluded that Toyota’s internal control over financial reporting was effective as of March 31, 2023.
PricewaterhouseCoopers Aarata LLC, an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Toyota’s internal control over financial reporting as of March 31, 2023, as stated in its report included herein.
(c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
Toyota’s independent registered public accounting firm, PricewaterhouseCoopers Aarata LLC, has issued an audit report on the effectiveness of Toyota’s internal control over financial reporting. This report appears in Item 18.
(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes in Toyota’s internal control over financial reporting during fiscal 2023 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.
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
PricewaterhouseCoopers Aarata LLC has audited the financial statements of Toyota included in this annual report on Form
20-F.
The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Aarata LLC and the various network and member firms of PricewaterhouseCoopers to Toyota in fiscal 2022 and fiscal 2023.

	Yen in millions
	2022	2023
Audit Fees (1)	5,460	6,617
Audit-related Fees (2)	52	83
Tax Fees (3)	351	375
All Other Fees (4)	181	177

Total	6,045	7,251

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
None of the audit related fees, tax fees or all other fees described in the table above were approved by the audit & supervisory board pursuant to the de minimis exception provided by paragraph(c)(7)(i)(C) of Rule
2-01
of Regulation
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth purchases of Toyota’s common stock by Toyota and its affiliated purchasers during fiscal 2023:

Period	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid per Share (Yen) (1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (2)
April 1, 2022 – April 30, 2022	37,148,615	2,153	37,148,100	—
May 1, 2022 – May 31, 2022	6,967,285	2,215	6,966,800	—
June 1, 2022 – June 30, 2022	12,251,130	2,115	12,250,400	—
July 1, 2022 – July 31, 2022	34,807,025	2,129	34,805,800	—
August 1, 2022 – August 31, 2022	1,074	2,138	0	—
September 1, 2022 – September 30, 2022	72,151	1,993	71,200	—
October 1, 2022 – October 31, 2022	43,144,565	1,983	43,143,200	—
November 1, 2022 – November 30, 2022	7,415,950	1,996	7,415,100	—
December 1, 2022 – December 31, 2022	20,987,270	1,939	20,986,200	—
January 1, 2023 – January 31, 2023	18,869,135	1,840	18,868,300	—
February 1, 2023 – February 28, 2023	16,258,940	1,887	16,258,200	—
March 1, 2023 – March 31, 2023	15,631,375	1,862	15,630,600	—

Total	213,554,515	—	213,543,900	—

(1)
A portion of the above purchases were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Toyota to purchase shares that are a fraction of a unit, in accordance with Toyota’s share handling regulations. Toyota is required to comply with such requests pursuant to the Companies Act. See “Item 10. Additional Information — 10.B Memorandum and Articles of

Association — Japanese Unit Share System.” The number of shares purchased not pursuant to publicly announced plans or programs conducted in fiscal 2023 is 10,615.
(2)
Toyota announced on May 11, 2022 that it would repurchase up to 140 million shares of its common stock between June 17, 2022 to September 30, 2022 at a total maximum purchase price of 200 billion yen, in order to return to shareholders the profits derived in fiscal 2022. Toyota also announced on September 21, 2022 that it would extend the term of such repurchase of its common stock from September 30, 2022 to November 1, 2022. Toyota further announced on November 1, 2022 that it would repurchase up to 110 million shares of its common stock between November 2, 2022 to May 12, 2023 at a total maximum purchase price of 150 billion yen in order to return to shareholders the profits derived in the first half of fiscal 2023.

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
1.
Members of the Board of Directors
. Toyota currently does not have any members of the board of directors who will be deemed an “independent director” as required under the NYSE Corporate Governance Rules for U.S. listed companies. Unlike the NYSE Corporate Governance Rules, the Companies Act does not require Japanese companies with an audit & supervisory board such as Toyota to have any independent directors on its board of directors. While the NYSE Corporate Governance Rules require that the non-management
directors of each listed company meet at regularly scheduled executive sessions without management, Toyota currently has no non-management
member on its board of directors. Unlike the NYSE Corporate Governance Rules, the Companies Act does not require, and accordingly Toyota does not have, an internal corporate organ or committee comprised solely of independent directors.
The Companies Act requires Toyota to have outside members of the board of directors under the Companies Act. Toyota currently has four outside members of the board of directors. An “outside” member of the board of directors refers to:

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
In addition, pursuant to the regulations of the Japanese stock exchanges, Toyota is required to have one or more “independent director(s)/audit & supervisory board member(s),” defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside audit & supervisory board members” (as defined under the Companies Act), who are unlikely to have any conflicts of interests with Toyota’s general shareholders, and is also required to make efforts to have at least one “independent director(s)/audit & supervisory board member(s)” who is also a director. Each of the outside members of the board of directors of Toyota satisfies the “independent director/audit & supervisory board member” requirements under the regulations of the Japanese stock exchanges. The Japanese Corporate Governance Code provides that certain listed companies, including Toyota, should appoint at least one third of their directors as “independent outside directors” as defined based on the criteria for assessing director independence established by Toyota in line with the independence standards of the Japanese stock exchanges. The content of the criteria for assessing director independence established by Toyota is the same as that of the independence standards of the Japanese stock exchanges, and each of the outside members of the board of directors of Toyota satisfies the “independent outside director” requirements under such independence standards. The definition of “independent director/ audit & supervisory board member” and “independent outside director” is different from that of the definition of independent director under the NYSE Corporate Governance Rules.
2.
Committees
. Under the Companies Act, Toyota has elected to structure its corporate governance system as a company with audit & supervisory board members who are under a statutory duty to monitor, review and report on the management of the affairs of Toyota. Toyota, as with other Japanese companies with an audit & supervisory board, does not have certain committees that are required of U.S. listed companies subject to the NYSE Corporate Governance Rules, including those that are responsible for director nomination, corporate governance and executive compensation. However, members of Toyota’s Executive Appointment Meeting, a majority of whom are outside directors, discuss recommendations to the board of directors concerning the appointment and dismissal of members of the board of directors and the Executive Appointment Meeting discuss the details of the proposals to audit & supervisory board. Members of the Executive Compensation Meeting, a majority of whom are outside directors, review the remuneration system for members of board of directors and senior management as well as determine the amount of remuneration for each member of the board of directors. The Japanese Corporate Governance Code provides that certain listed companies, including Toyota, generally should have the majority of the members of each of certain committees be independent directors, and those committees of Toyota satisfy that principle.
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
3.
Audit Committee
. Toyota avails itself of paragraph (c)(3) of Rule
10A-3
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
4.
Corporate Governance Guidelines
. Unlike the NYSE Corporate Governance Rules, Toyota is not required to adopt the Japanese Corporate Governance Code under Japanese laws and regulations, including the Companies Act, the Financial Instruments and Exchange Law of Japan and stock exchange rules. However, if Toyota does not comply with the Japanese Corporate Governance Code, it is required to explain the reasons why it does not do so in accordance with the regulations of the Japanese stock exchanges. In addition, Toyota is required to resolve at the board of directors matters relating to a system, which is required under the ordinance of the Ministry of Justice (“internal control system” or “
naibu-tosei
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
5.
Code of Business Conduct and Ethics
. Similar to the NYSE Corporate Governance Rules, under the Japanese Corporate Governance Code, Toyota is encouraged to adopt a code of conduct regarding ethical business activities for members of the board of directors, officers and employees. Toyota has resolved matters relating to maintenance of an “internal control system,” or “
naibu-tosei,”
in order to ensure its employees comply with laws, regulations and the articles of incorporation, etc., pursuant to the Companies Act, and Toyota maintains guidelines and internal regulations such as “Guiding Principles at Toyota,” “Toyota Code of Conduct” and a code of ethics pursuant to Section 406 of the Sarbanes-Oxley Act. Please see “Code of Ethics” for additional information.
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
(“Toyota Motor Corporation”)
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Toyota Motor Corporation and its subsidiaries (collectively referred to as the “Company”) as of March 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.
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
Liabilities for the costs of recalls and other safety measures
As described in Notes 3 and 24 to the consolidated financial statements, the Company accrues for costs of recalls and other safety measures. As of March 31, 2023, estimated liabilities for the costs of recalls and other safety measures totaled ¥1,194,156 million and were included in liabilities for quality assurance in the consolidated statement of financial position. The Company generally measures the liabilities for recalls and other safety measures at the time of vehicle sales comprehensively by aggregate sales of various models in a certain period by geographical regions. However, when circumstances warrant, the Company measures liabilities for costs of a particular recall or other safety measures using an individual model when they are probable and reasonably estimable. Management calculates the liabilities for the costs of recalls and other safety measures that are determined comprehensively based on the accumulated amount of repair cost paid per unit and pattern of actual payment occurrence.
The principal considerations for our determination that performing procedures relating to liabilities for the costs of recalls and other safety measures that are determined comprehensively is a critical audit matter are 1) significant judgment and estimation was required by management when developing the liabilities which in turn led to a high degree of auditor judgment and subjectivity in performing procedures to evaluate management’s assumptions; and 2) significant audit effort was necessary relating to testing the accumulated amount of repair cost paid per unit and pattern of actual payment occurrence utilized in developing the estimate. In addition, the audit effort included the involvement of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to liabilities for the costs of recalls and other safety measures, including controls related to the determination of the significant assumptions and data used to calculate the liabilities that are determined comprehensively. These procedures also included, among others: 1) testing management’s process for estimating the liabilities, including evaluating the reasonableness of the significant assumptions; and 2) testing of the completeness and accuracy of the data used in the estimate. Professionals with specialized skill and knowledge were used to assist in testing the liabilities by developing an independent range of reasonable estimated loss based on the Company’s data and independently developed assumptions.
Allowance for Credit Losses—Retail finance receivables
As described in Notes 3, 8 and 19 to the consolidated financial statements, the Company measures an allowance for credit losses on its retail finance receivables by estimating the expected credit losses at the reporting date. As of March 31, 2023, ¥274,871 million of the allowance for credit losses corresponding to ¥20,201,004 million of retail finance receivables was recorded in the consolidated statement of financial position. The allowance for credit losses on retail finance receivables is measured based on a systematic, ongoing review and evaluation performed as part of the credit risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral, forward-looking information including movements of the world economy and other pertinent factors. In calculating the expected credit losses, the Company uses the probability of a default and the loss rate in the event of a default based on past experience and then reflects adjustments based on its forecasts of current and future economic conditions. Retail finance receivables within the United States represent approximately half of the consolidated retail finance receivables as of March 31, 2023.
The principal considerations for our determination that performing procedures relating to the allowance for credit losses on retail finance receivables is a critical audit matter are 1) significant judgment was required by management when determining assumptions of the probability of a default, the loss rate in the event of a default, and adjustments based on the forecasts of current and future economic conditions used in the estimating of the allowance for credit losses, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures to evaluate management’s assumptions and adjustments; 2) there was a high level of complexity in assessing audit evidence related to management’s estimate. In addition, the audit effort included the involvement of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s allowance for credit losses on retail finance receivables, including controls over data supporting the assumptions, such as the probability of a default and the loss rate in the event of a default based on past experience, and adjustments used to determine the allowance. These procedures also included, among others, testing management’s process for estimating the allowance, including evaluating the reasonableness of the assumptions and adjustments. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the assumptions and adjustments determined by management.
/s/ PricewaterhouseCoopers Aarata LLC
Nagoya, Japan
June
30
, 2023
We have served as the Company’s auditor since 2006.

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		Yen in millions
	Notes	March 31, 2022	March 31, 2023

Assets
Current assets
Cash and cash equivalents	6	6,113,655	7,516,966
Trade accounts and other receivables	7	3,142,832	3,586,130
Receivables related to financial services	8	7,181,327	8,279,806
Other financial assets	9	2,507,248	1,715,675
Inventories	10	3,821,356	4,255,614
Income tax receivable		163,925	218,704
Other current assets		791,947	886,885

Total current assets		23,722,290	26,459,781

Non-current assets
Investments accounted for using the equity method	11	4,837,895	5,227,345
Receivables related to financial services	8	14,583,130	16,491,045
Other financial assets	9	9,517,267	10,556,431
Property, plant and equipment
Land	12	1,361,791	1,426,370
Buildings	12	5,284,620	5,464,811
Machinery and equipment	12	13,982,362	14,796,619
Vehicles and equipment on operating leases	12	6,781,229	6,774,427
Construction in progress	12	565,528	846,866

Total property, plant and equipment, at cost	12	27,975,530	29,309,093

Less - Accumulated depreciation and impairment losses	12	(15,648,890)	(16,675,119)

Total property, plant and equipment, net	12	12,326,640	12,633,974

Right of use assets	13	448,412	491,368
Intangible assets	14	1,191,966	1,249,122
Deferred tax assets	15	342,202	387,427
Other non-current assets	23	718,968	806,687

Total non-current assets		43,966,482	47,843,399

Total assets		67,688,771	74,303,180

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION—(Continued)

		Yen in millions
	Notes	March 31, 2022	March 31, 2023

Liabilities
Current liabilities
Trade accounts and other payables	16	4,292,092	4,986,309
Short-term and current portion of long-term debt	17	11,187,839	12,305,639
Accrued expenses		1,520,446	1,552,345
Other financial liabilities	18	1,046,050	1,392,397
Income taxes payable		826,815	404,606
Liabilities for quality assurance	24	1,555,711	1,686,357
Other current liabilities		1,413,208	1,632,063

Total current liabilities		21,842,161	23,959,715

Non-current liabilities
Long-term debt	17	15,308,519	17,074,634
Other financial liabilities	18	461,583	533,710
Retirement benefit liabilities	23	1,022,749	1,065,508
Deferred tax liabilities	15	1,354,794	1,802,346
Other non-current liabilities		544,145	603,052

Total non-current liabilities		18,691,790	21,079,251

Total liabilities		40,533,951	45,038,967

Shareholders’ equity
Common stock	25	397,050	397,050
Additional paid-in capital	25	498,575	498,728
Retained earnings	25	26,453,126	28,343,296
Other components of equity	25	2,203,254	2,836,195
Treasury stock	25	(3,306,037)	(3,736,562)

Total Toyota Motor Corporation shareholders’ equity	25	26,245,969	28,338,706

Non-controlling interests		908,851	925,507

Total shareholders’ equity		27,154,820	29,264,213

Total liabilities and shareholders’ equity		67,688,771	74,303,180

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF INCOME

		Yen in millions
	Notes	For the year ended March 31, 2021	For the year ended March 31, 2022	For the year ended March 31, 2023

Sales revenues
Sales of products	26	25,077,398	29,073,428	34,367,619
Financial services	26	2,137,195	2,306,079	2,786,679

Total sales revenues	26	27,214,594	31,379,507	37,154,298

Costs and expenses
Cost of products sold		21,199,890	24,250,784	29,128,561
Cost of financial services		1,182,330	1,157,050	1,712,721
Selling, general and administrative		2,634,625	2,975,977	3,587,990

Total costs and expenses		25,016,845	28,383,811	34,429,273

Operating income		2,197,748	2,995,697	2,725,025

Share of profit (loss) of investments accounted for using the equity method	11	351,029	560,346	643,063
Other finance income	28	435,229	334,760	379,350
Other finance costs	28	(47,537)	(43,997)	(125,113)
Foreign exchange gain (loss), net		15,142	216,187	124,516
Other income (loss), net		(19,257)	(72,461)	(78,109)

Income before income taxes		2,932,354	3,990,532	3,668,733

Income tax expense	15	649,976	1,115,918	1,175,765

Net income		2,282,378	2,874,614	2,492,967

Net income attributable to
Toyota Motor Corporation		2,245,261	2,850,110	2,451,318
Non-controlling interests		37,118	24,504	41,650

Net income		2,282,378	2,874,614	2,492,967

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	29	160.65	205.23	179.47

Diluted	29	158.93	205.23	179.47

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Yen in millions
	Notes	For the year ended March 31, 2021	For the year ended March 31, 2022	For the year ended March 31, 2023

Net income		2,282,378	2,874,614	2,492,967
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	25	387,427	(49,242)	99,223
Remeasurements of defined benefit plans	25	216,272	136,250	65,153
Share of other comprehensive income of equity method investees	11,25	80,472	113,641	(77,148)

Total of items that will not be reclassified to profit (loss)		684,172	200,648	87,228

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	25	403,636	902,844	676,042
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	25	(83,503)	(154,174)	(115,738)
Share of other comprehensive income of equity method investees	11,25	8,172	193,811	180,181

Total of items that may be reclassified subsequently to profit (loss)		328,305	942,480	740,485

Total other comprehensive income, net of tax	25	1,012,476	1,143,129	827,713

Comprehensive income		3,294,854	4,017,742	3,320,681

Comprehensive income for the period attributable to
Toyota Motor Corporation		3,217,806	3,954,350	3,251,090
Non-controlling interests		77,048	63,392	69,591

Comprehensive income		3,294,854	4,017,742	3,320,681

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

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

For the year ended March 31, 2023

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity

Balances at April 1, 2022		397,050	498,575	26,453,126	2,203,254	(3,306,037)	26,245,969	908,851	27,154,820

Comprehensive income
Net income		—	—	2,451,318	—	—	2,451,318	41,650	2,492,967
Other comprehensive income, net of tax	25	—	—	—	799,772	—	799,772	27,941	827,713

Total comprehensive income		—	—	2,451,318	799,772	—	3,251,090	69,591	3,320,681

Transactions with owners and other
Dividends paid	25	—	—	(727,980)	—	—	(727,980)	(84,986)	(812,966)
Repurchase of treasury stock	25	—	—	—	—	(431,099)	(431,099)	—	(431,099)
Reissuance of treasury stock	25	—	334	—	—	573	907	—	907
Equity transactions and other		—	(181)	—	—	—	(181)	32,052	31,871

Total transactions with owners and other		—	152	(727,980)	—	(430,526)	(1,158,353)	(52,934)	(1,211,287)

Reclassification to retained earnings	25	—	—	166,831	(166,831)	—	—	—	—

Balances at March 31, 2023		397,050	498,728	28,343,296	2,836,195	(3,736,562)	28,338,706	925,507	29,264,213

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

		Yen in millions
	Notes	For the year ended March 31, 2021	For the year ended March 31, 2022	For the year ended March 31, 2023

Cash flows from operating activities
Net income		2,282,378	2,874,614	2,492,967
Depreciation and amortization		1,644,290	1,821,880	2,039,904
Interest income and interest costs related to financial services, net		(236,862)	(354,102)	(694,331)
Share of profit (loss) of investments accounted for using the equity method		(351,029)	(560,346)	(643,063)
Income tax expense		649,976	1,115,918	1,175,765
Changes in operating assets and liabilities, and other		(1,063,562)	(1,130,667)	(1,502,482)
(Increase) decrease in trade accounts and other receivables		5,027	118,652	(532,432)
(Increase) decrease in receivables related to financial services		(1,243,648)	(1,213,234)	(1,760,288)
(Increase) decrease in inventories		(242,769)	(725,285)	(350,550)
(Increase) decrease in other current assets		(163,473)	71,314	(61,538)
Increase (decrease) in trade accounts and other payables		384,142	152,399	712,400
Increase (decrease) in other current liabilities		282,197	410,546	545,666
Increase (decrease) in retirement benefit liabilities		55,281	60,419	21,213
Other, net		(140,319)	(5,478)	(76,953)
Interest received		776,748	835,739	1,516,404
Dividends received		294,520	347,387	460,351
Interest paid		(459,181)	(418,043)	(593,216)
Income taxes paid, net of refunds		(810,117)	(809,763)	(1,297,224)

Net cash provided by (used in) operating activities		2,727,162	3,722,615	2,955,076

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others		(1,213,903)	(1,197,266)	(1,450,196)
Additions to equipment leased to others		(2,275,595)	(2,286,893)	(1,907,356)
Proceeds from sales of fixed assets excluding equipment leased to others		40,542	37,749	56,436
Proceeds from sales of equipment leased to others		1,371,699	1,542,132	1,659,161
Additions to intangible assets		(278,447)	(346,085)	(348,280)
Additions to public and corporate bonds and stocks		(2,729,171)	(2,427,911)	(1,150,214)
Proceeds from sales of public and corporate bonds and stocks		1,020,533	282,521	393,982
Proceeds upon maturity of public and corporate bonds		1,041,385	1,920,116	939,747
Other, net	33	(1,661,218)	1,898,143	207,829

Net cash provided by (used in) investing activities		(4,684,175)	(577,496)	(1,598,890)

Cash flows from financing activities
Increase (decrease) in short-term debt	17	(1,038,438)	(579,216)	239,689
Proceeds from long-term debt	17	9,656,216	8,122,678	9,276,918
Payments of long-term debt	17	(5,416,376)	(8,843,665)	(8,353,033)
Dividends paid to Toyota Motor Corporation common shareholders	25	(625,514)	(709,872)	(727,980)
Dividends paid to non-controlling interests		(36,598)	(51,723)	(84,986)
Reissuance (repurchase) of treasury stock		199,884	(404,718)	(431,099)
Other, net		—	—	24,310

Net cash provided by (used in) financing activities		2,739,174	(2,466,516)	(56,180)

Effect of exchange rate changes on cash and cash equivalents		220,245	334,195	103,305

Net increase (decrease) in cash and cash equivalents		1,002,406	1,012,798	1,403,311

Cash and cash equivalents at beginning of year	6	4,098,450	5,100,857	6,113,655

Cash and cash equivalents at end of year	6	5,100,857	6,113,655	7,516,966

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
The consolidated financial statements were approved on June
30
, 2023 by President, member of the Board of Directors Koji Sato and CFO, member of the Board of Directors Yoichi Miyazaki.
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
(2) Finance lease receivables portfolio
Finance lease receivables are related to new vehicle lease contracts. The contract periods of these primarily range from 2 to 5 years. Lease contracts acquired must first meet specified credit standards after which Toyota assumes ownership of the leased vehicle. Toyota is responsible for contract collection and administration during the lease period.
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
Toyota accrues for costs of recalls and other safety measures, as well as product warranty cost described above. Toyota generally measures such “liabilities for recalls and other safety measures” at the time of vehicle sales comprehensively by aggregate sales of various models in a certain period by geographical regions. However, when circumstances warrant, Toyota measures “liabilities for a particular recall or other safety measure
s
” using an individual model when they are probable and reasonably estimable.
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
Deferred tax liabilities for taxable temporary differences arising from investments in subsidiaries, associates, and interest in joint ventures are recognized in principle. However, they are not recognized when Toyota is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2022

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated

Sales revenues
Revenues from external customers	28,531,993	2,306,079	541,436	—	31,379,507
Inter-segment revenues and transfers	73,745	17,947	588,441	(680,133)	—

Total	28,605,738	2,324,026	1,129,876	(680,133)	31,379,507
Operating expenses	26,321,448	1,667,025	1,087,575	(692,237)	28,383,811

Operating income	2,284,290	657,001	42,302	12,104	2,995,697

Total assets	24,341,737	31,681,472	3,091,011	8,574,551	67,688,771
Investments accounted for using the equity method	4,354,085	79,414	258,750	145,646	4,837,895
Depreciation and amortization	1,026,834	761,801	33,245	—	1,821,880
Capital expenditures	1,422,429	2,156,339	51,200	(18,381)	3,611,587
As of and for the year ended March 31, 2023

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated

Sales revenues
Revenues from external customers	33,776,870	2,786,679	590,749	—	37,154,298
Inter-segment revenues and transfers	43,131	22,968	634,194	(700,293)	—

Total	33,820,000	2,809,647	1,224,943	(700,293)	37,154,298
Operating expenses	31,639,363	2,372,131	1,121,492	(703,713)	34,429,273

Operating income	2,180,637	437,516	103,451	3,420	2,725,025

Total assets . . . . . . . . . . . . . . . . . . . . . . . .	26,321,858	35,525,441	2,946,994	9,508,887	74,303,180
Investments accounted for using the equity method	4,717,231	92,903	272,752	144,460	5,227,345
Depreciation and amortization	1,205,687	799,156	35,062	—	2,039,904
Capital expenditures	1,688,114	1,786,373	38,748	(17,015)	3,496,219
Accounting policies applied by each segment is in conformity with those of Toyota’s consolidated financial statements. Transfers between industry segments are made in accordance with terms and conditions in the ordinary course of business.
Unallocated amounts included in assets represent assets held for corporate purpose, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and the balances as of March 31, 2021, 2022 and 2023 are ¥11,344,879 million, ¥10,020,460 million and ¥11,101,175 million, respectively.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Consolidated Financial Statements on
Non-Financial
Services Businesses and Financial Services Business
The financial data below presents separately Toyota’s
non-financial
services and financial services businesses.
(i) Consolidated Statement of Financial Position on
Non-Financial
Services Businesses and Financial Services Business

	Yen in millions
	March 31, 2022	March 31, 2023

Assets
(Non-Financial Services Businesses)
Current assets
Cash and cash equivalents	4,299,522	5,548,398
Trade accounts and other receivable	3,184,782	3,594,057
Other financial assets	2,028,649	849,779
Inventories	3,821,356	4,255,614
Other current assets	746,134	749,078

Total current assets	14,080,444	14,996,926

Non-current assets
Property, plant and equipment	7,302,017	7,729,000
Other	15,769,015	17,337,727

Total non-current assets	23,071,032	25,066,727

Total assets	37,151,476	40,063,653

(Financial Services Business)
Current assets
Cash and cash equivalents	1,814,133	1,968,568
Trade accounts and other receivable	206,588	286,960
Receivables related to financial services	7,181,327	8,279,806
Other financial assets	1,058,620	1,680,242
Other current assets	221,738	362,660

Total current assets	10,482,407	12,578,237

Non-current assets
Receivables related to financial services	14,583,130	16,491,045
Property, plant and equipment	5,024,625	4,904,975
Other	1,591,311	1,551,183

Total non-current assets	21,199,065	22,947,204

Total assets	31,681,472	35,525,441

(Elimination)
Elimination of assets	(1,144,177)	(1,285,914)

(Consolidated)

Total assets	67,688,771	74,303,180

Note: Assets in
non-financial
services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2022	March 31, 2023

Liabilities
(Non-Financial Services Businesses)
Current liabilities
Trade accounts and other payables	4,023,857	4,689,034
Short-term and current portion of long-term debt	1,041,557	1,170,114
Accrued expenses	1,421,194	1,446,697
Income taxes payable	695,888	361,000
Other current liabilities	2,778,172	3,266,095

Total current liabilities	9,960,668	10,932,939

Non-current liabilities
Long-term debt	1,538,884	1,553,622
Retirement benefit liabilities	1,004,558	1,047,430
Other non-current liabilities	1,830,146	1,867,028

Total non-current liabilities	4,373,588	4,468,080

Total liabilities	14,334,256	15,401,019

(Financial Services Business)
Current liabilities
Trade accounts and other payables	477,550	547,511
Short-term and current portion of long-term debt	10,576,910	11,583,602
Accrued expenses	124,088	128,994
Income taxes payable	130,927	43,607
Other current liabilities	1,414,606	1,841,562

Total current liabilities	12,724,080	14,145,275

Non-current liabilities
Long-term debt	13,882,650	15,627,943
Retirement benefit liabilities	18,190	18,078
Other non-current liabilities	722,257	1,135,862

Total non-current liabilities	14,623,097	16,781,883

Total liabilities	27,347,177	30,927,158

(Elimination)
Elimination of liabilities	(1,147,482)	(1,289,211)

(Consolidated)

Total liabilities	40,533,951	45,038,967

Shareholders’ equity

(Consolidated) Total Toyota Motor Corporation shareholders’ equity	26,245,969	28,338,706

(Consolidated) Non-controlling interests	908,851	925,507

(Consolidated) Total shareholders’ equity	27,154,820	29,264,213

(Consolidated) Total liabilities and shareholders’ equity	67,688,771	74,303,180

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii) Consolidated Statement of Income on
Non-Financial
Services Businesses and Financial Services Business

	Yen in millions
	For the year ended March 31, 2021	For the year ended March 31, 2022	For the year ended March 31, 2023

(Non-Financial Services Businesses)
Sales revenues	25,103,190	29,104,564	34,409,011
Cost of revenues	21,199,915	24,250,860	29,132,715
Selling, general and administrative	2,206,205	2,518,182	2,990,316

Operating income	1,697,070	2,335,522	2,285,980

Other income (loss), net	742,785	998,001	943,777

Income before income taxes	2,439,855	3,333,522	3,229,757

Income tax expense	528,413	944,594	1,040,864

Net income	1,911,442	2,388,928	2,188,893

Net income attributable to
Toyota Motor Corporation	1,875,467	2,369,399	2,152,509
Non-controlling interests	35,975	19,529	36,384

(Financial Services Business)
Sales revenues	2,162,237	2,324,026	2,809,647
Cost of revenues	1,202,277	1,178,509	1,741,117
Selling, general and administrative	464,368	488,517	631,014

Operating income	495,593	657,001	437,516

Other income (loss), net	(3,090)	16	(5,013)

Income before income taxes	492,503	657,017	432,503

Income tax expense	121,536	171,327	134,903

Net income	370,967	485,690	297,600

Net income attributable to
Toyota Motor Corporation	369,824	480,716	292,334
Non-controlling interests	1,143	4,974	5,266

(Elimination)
Elimination of net income	(30)	(4)	6,475
(Consolidated)

Net income	2,282,378	2,874,614	2,492,967

Net income attributable to
Toyota Motor Corporation	2,245,261	2,850,110	2,451,318
Non-controlling interests	37,118	24,504	41,650

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iii) Consolidated Statement of Cash Flows on
Non-Financial
Services Businesses and Financial Services Business

	Yen in millions
	For the year ended March 31, 2021	For the year ended March 31, 2022	For the year ended March 31, 2023

(Non-Financial Services Businesses)
Cash flows from operating activities
Net income	1,911,442	2,388,928	2,188,893
Depreciation and amortization	928,533	1,060,079	1,240,749
Share of profit (loss) of investments accounted for using the equity method	(345,374)	(552,515)	(633,324)
Income tax expense	528,413	944,594	1,040,864
Changes in operating assets and liabilities, and other	(262,407)	(572,082)	463,871
Interest received	123,606	100,118	234,945
Dividends received	290,618	342,646	454,752
Interest paid	(35,371)	(40,780)	(28,206)
Income taxes paid, net of refunds	(505,260)	(544,887)	(1,280,341)

Net cash provided by (used in) operating activities	2,634,200	3,126,101	3,682,203

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(1,203,662)	(1,186,900)	(1,439,724)
Additions to equipment leased to others	(142,217)	(151,456)	(147,792)
Proceeds from sales of fixed assets excluding equipment leased to others	38,575	36,219	54,572
Proceeds from sales of equipment leased to others	46,461	45,183	44,195
Additions to intangible assets	(271,274)	(335,436)	(333,295)
Additions to public and corporate bonds and stocks	(2,511,346)	(1,904,588)	(503,977)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	1,982,302	1,989,345	892,814
Other, net	(1,339,372)	1,856,069	236,351

Net cash provided by (used in) investing activities	(3,400,534)	348,436	(1,196,856)

Cash flows from financing activities
Increase (decrease) in short-term debt	213,716	(164,899)	142,688
Proceeds from long-term debt	1,662,593	513,371	474,535
Payments of long-term debt	(170,373)	(1,818,653)	(637,982)
Dividends paid to Toyota Motor Corporation common shareholders	(625,514)	(709,872)	(727,980)
Dividends paid to non-controlling interests	(34,840)	(49,629)	(79,782)
Reissuance (repurchase) of treasury stock	199,884	(404,718)	(431,099)
Other, net	—	—	21,458

Net cash provided by (used in) financing activities	1,245,465	(2,634,401)	(1,238,161)

Effect of exchange rate changes on cash and cash equivalents	112,588	185,237	1,690

Net increase (decrease) in cash and cash equivalents	591,719	1,025,373	1,248,876

Cash and cash equivalents at beginning of year	2,682,431	3,274,149	4,299,522

Cash and cash equivalents at end of year	3,274,149	4,299,522	5,548,398

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2021	For the year ended March 31, 2022	For the year ended March 31, 2023

(Financial Services Business)
Cash flows from operating activities
Net income	370,967	485,690	297,600
Depreciation and amortization	715,757	761,801	799,156
Interest income and interest costs related to financial services, net	(241,016)	(360,837)	(703,971)
Share of profit (loss) of investments accounted for using the equity method	(5,655)	(7,831)	(9,739)
Income tax expense	121,536	171,327	134,903
Changes in operating assets and liabilities, and other	(780,798)	(623,051)	(1,958,779)
Interest received	661,272	742,364	1,291,100
Dividends received	3,901	4,740	5,599
Interest paid	(431,939)	(384,006)	(574,650)
Income taxes paid, net of refunds	(304,856)	(264,876)	(16,883)

Net cash provided by (used in) operating activities	109,168	525,321	(735,664)

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(10,240)	(10,366)	(10,472)
Additions to equipment leased to others	(2,133,378)	(2,135,437)	(1,759,564)
Proceeds from sales of fixed assets excluding equipment leased to others	1,967	1,530	1,865
Proceeds from sales of equipment leased to others	1,325,238	1,496,949	1,614,965
Additions to intangible assets	(7,173)	(10,650)	(14,985)
Additions to public and corporate bonds and stocks	(217,825)	(523,323)	(646,237)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	79,616	213,291	440,915
Other, net	(35,893)	113,635	(30,385)

Net cash provided by (used in) investing activities	(997,688)	(854,370)	(403,898)

Cash flows from financing activities
Increase (decrease) in short-term debt	(1,517,259)	(488,495)	171,293
Proceeds from long-term debt	8,043,141	7,800,854	8,892,261
Payments of long-term debt	(5,332,573)	(7,142,750)	(7,868,820)
Dividends paid to non-controlling interests	(1,757)	(2,094)	(5,204)
Other, net	—	—	2,853

Net cash provided by (used in) financing activities	1,191,551	167,516	1,192,382

Effect of exchange rate changes on cash and cash equivalents	107,657	148,958	101,615

Net increase (decrease) in cash and cash equivalents	410,688	(12,575)	154,436

Cash and cash equivalents at beginning of year	1,416,020	1,826,707	1,814,133

Cash and cash equivalents at end of year	1,826,707	1,814,133	1,968,568

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents	220,245	334,195	103,305

Net increase (decrease) in cash and cash equivalents	1,002,406	1,012,798	1,403,311

Cash and cash equivalents at beginning of year	4,098,450	5,100,857	6,113,655

Cash and cash equivalents at end of year	5,100,857	6,113,655	7,516,966

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2023

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated

Sales revenues
Revenues from external customers	9,122,282	13,509,027	4,097,537	7,076,922	3,348,530	—	37,154,298
Inter-segment revenues and transfers	8,460,914	334,874	176,198	967,984	123,663	(10,063,633)	—

Total	17,583,196	13,843,901	4,273,735	8,044,906	3,472,193	(10,063,633)	37,154,298
Operating expenses	15,681,733	13,918,637	4,216,276	7,330,455	3,240,832	(9,958,659)	34,429,273

Operating income (loss)	1,901,463	(74,736)	57,460	714,451	231,362	(104,974)	2,725,025

Total assets	23,241,334	26,024,734	6,813,474	7,908,520	4,726,373	5,588,745	74,303,180
Non-current assets	5,658,859	6,255,561	1,042,726	1,031,057	565,377	—	14,553,580
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
Unallocated amounts included in assets represent assets held for corporate purpose, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and the balances as March 31, 2021, 2022 and 2023 are ¥11,344,879 million, ¥10,020,460 million and ¥11,101,175 million, respectively.
(5) Sales revenues by location of external customers
In addition to the disclosure requirements under IFRS, Toyota discloses this information in order to provide financial statements users with valuable information
.

	Yen in millions
	For the years ended March 31,
	2021	2022	2023

Japan	6,820,590	6,425,184	6,742,304
North America	9,437,314	10,953,472	13,578,084
Europe	2,734,152	3,495,785	3,970,857
Asia	5,057,397	6,017,646	7,150,555
Other	3,165,141	4,487,420	5,712,497

Total	27,214,594	31,379,507	37,154,298

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Cash and cash equivalents
Cash and cash equivalents consist of the following:

	Yen in millions
	March 31,
	2022	2023

Cash and deposits	4,630,882	5,948,297
Negotiable certificate of deposit and other	1,482,773	1,568,669

Total	6,113,655	7,516,966

7. Trade accounts and other receivables
Trade accounts and other receivables consist of the following:

	Yen in millions
	March 31,
	2022	2023

Accounts and notes receivables	2,466,398	2,757,412
Other receivables	716,558	870,398
Allowance for doubtful accounts	(40,124)	(41,679)

Total	3,142,832	3,586,130

Trade accounts and other receivables which are unconditional rights to considerations are classified as financial assets measured at amortized cost. Receivables from contracts with customers correspond to “Accounts and notes receivables” and the balance as of Ap ril 1, 2021 is ¥2,301,976 million.
The changes in the allowance for doubtful accounts consist of the following:

	Yen in millions
	For the years ended March 31,
	2022	2023

Allowance for doubtful accounts at beginning of year	97,378	110,793
Provision for doubtful accounts, net of reversal	10,649	8,844
Write-offs	(1,239)	(3,496)
Other	4,005	5,487

Allowance for doubtful accounts at end of year	110,793	121,628

“Other” includes currency translation adjustments.
A portion of the allowance for doubtful accounts is attributed to certain non-current
receivable balances which are reported as other financial assets under non-current
assets.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Finance receivables
Finance receivables consist of the following:

	Yen in millions
	March 31,
	2022	2023
Retail	17,647,440	20,201,004
Finance leases	2,347,941	2,503,369
Wholesale and other dealer loans	2,904,216	3,461,421

Total	22,899,597	26,165,794

Deferred origination costs	328,792	359,743
Less - Unearned income	(1,172,007)	(1,418,272)
Less - Allowance for credit losses
Retail	(230,104)	(274,871)
Finance leases	(36,985)	(36,920)
Wholesale and other dealer loans	(24,836)	(24,622)

Total finance receivables, net	21,764,457	24,770,851

Current assets	7,181,327	8,279,806
Non-current assets	14,583,130	16,491,045

Total finance receivables, net	21,764,457	24,770,851

Finance receivables were geographically distributed as follows: in North America 55.0%, in Europe 13.3%, in Asia 12.9%, in Japan 7.3% and in Other 11.5% as of March 31, 2022, and in North America 56.9%, in Europe 14.0%, in Asia 12.0%, in Japan 6.3% and in Other 10.8% as of March 31, 2023.
Finance receivables are classified as financial assets measured at amortized cost.
The contractual maturity of retail receivables, future lease payments to be received for finance leases, the contractual maturity of wholesale receivables and other dealer loans are as follows:

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2023
	Retail	Finance leases	Wholesale and other dealer loans
Within 1 year	5,822,035	736,347	2,101,711
Between 1 and 2 years	4,599,678	534,414	402,642
Between 2 and 3 years	3,930,516	402,625	266,593
Between 3 and 4 years	3,013,894	196,046	142,888
Between 4 and 5 years	1,737,460	64,676	145,964
Later than 5 years	1,097,422	13,540	401,622

Total	20,201,004	1,947,649	3,461,421

Finance leases receivables consist of the following:

	Yen in millions
	March 31,
	2022	2023
Lease payments	1,771,102	1,947,649
Estimated unguaranteed residual values	576,839	555,720

Total	2,347,941	2,503,369

Deferred origination costs	15,807	18,587
Less - Unearned income	(190,954)	(224,761)
Less - Allowance for credit losses	(36,985)	(36,920)

Finance leases receivables, net	2,135,809	2,260,275

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Other financial assets
Other financial assets consist of the following:

	Yen in millions
	March 31,
	2022	2023
Financial assets measured at amortized cost
Time deposits	505,695	206,494
Other	680,199	766,455
Financial assets measured at fair value through profit or loss
Public and corporate bonds	159,186	193,816
Stocks	149,890	168,214
Derivatives	419,173	610,340
Other	465,801	496,052
Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	6,302,719	6,409,119
Stocks	3,332,209	3,413,780
Other	9,644	7,838

Total	12,024,515	12,272,107

Current assets	2,507,248	1,715,675
Non-current assets	9,517,267	10,556,431

Total	12,024,515	12,272,107

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
Public and corporate bonds included in financial assets measured at fair value through other comprehensive income include securities loaned of ¥2,198,396 million and ¥2,192,934 million as of March 31, 2022 and 2023, respectively.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Major securities included in stocks measured at fair value through other comprehensive income as of March 31, 2022 and 2023 are as follows:

	Yen in millions
	March 31,
Issue	2022	2023
KDDI CORPORATION	1,268,762	1,296,639
NIPPON TELEGRAPH AND TELEPHONE CORPORATION	286,385	320,073
MS&AD Insurance Group Holdings, Inc.	209,318	216,053
HO TAI MOTOR CO., LTD.	142,002	156,014
Renesas Electronics Corporation	107,423	143,543
To facilitate the efficient and effective utilization of assets, Toyota derecognizes stocks measured at fair value through other comprehensive income by way of sale. Fair value and total accumulated other comprehensive income at derecognition are as follows:

	Yen in millions
	For the years ended March 31,
	2022	2023
Total fair value	66,906	69,028
Accumulated other comprehensive income, net	27,861	35,124
10. Inventories
Inventories consist of the following:

	Yen in millions
	March 31,
	2022	2023

Products	2,012,243	2,317,143
Work in process	547,810	530,915
Raw materials	1,107,558	1,239,535
Supplies and other	153,745	168,021

Total	3,821,356	4,255,614

11. Investments accounted for using the equity method
Equity in associates and joint ventures is as follows:

	Yen in millions
	March 31,
	2022	2023
Associates	3,926,267	4,169,573
Joint ventures	911,628	1,057,773

Total	4,837,895	5,227,345

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The combined information of investments accounted for using the equity method (total value of TMC’s interests) is as follows:

	Yen in millions
	For the years ended March 31,
	2021	2022	2023
Net income
Associates	190,998	324,480	326,931
Joint ventures	160,031	235,866	316,132

Total	351,029	560,346	643,063

Other comprehensive income, net of tax
Associates	50,143	241,264	99,737
Joint ventures	38,501	66,187	3,295

Total	88,644	307,451	103,033

Comprehensive income
Associates	241,141	565,744	426,669
Joint ventures	198,532	302,053	319,428

Total	439,673	867,798	746,096

12. Property, plant and equipment
The changes in cost and accumulated depreciation and impairment losses are as follows:
(Cost)

	Yen in millions
	Land	Buildings	Machinery and equipment	Vehicles and equipment on operating leases	Construction in progress	Total
Balance as of April 1, 2021	1,345,037	4,999,206	12,753,951	6,203,721	675,875	25,977,791

Additions	9,106	88,543	481,916	2,293,189	629,786	3,502,541
Sales or disposal	(8,901)	(57,743)	(540,775)	(2,334,129)	(3,639)	(2,945,187)
Reclassification from construction in progress	2,310	105,581	630,896	449	(739,235)	—
Foreign currency translation adjustments	15,008	138,047	642,984	594,933	30,756	1,421,728
Other	(769)	10,985	13,390	23,065	(28,014)	18,657

Balance as of March 31, 2022	1,361,791	5,284,620	13,982,362	6,781,229	565,528	27,975,530

Additions	14,990	75,098	433,393	1,916,239	934,847	3,374,566
Sales or disposal	(14,680)	(76,482)	(599,825)	(2,516,466)	(13,684)	(3,221,137)
Reclassification from construction in progress	50,494	88,625	480,805	167	(620,091)	—
Foreign currency translation adjustments	10,458	67,274	437,649	524,175	13,503	1,053,058
Other	3,317	25,676	62,235	69,083	(33,236)	127,075

Balance as of March 31, 2023	1,426,370	5,464,811	14,796,619	6,774,427	846,866	29,309,093

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Accumulated depreciation and impairment losses)

	Yen in millions
	Land	Buildings	Machinery and equipment	Vehicles and equipment on operating leases	Construction in progress	Total
Balance as of April 1, 2021	(4,497)	(3,189,737)	(10,005,275)	(1,366,916)	(213)	(14,566,638)

Depreciation	—	(121,431)	(788,685)	(817,171)	—	(1,727,287)
Impairment losses	—	(2,527)	(5,177)	—	—	(7,705)
Sales or disposal	30	48,646	507,396	799,186	—	1,355,259
Foreign currency translation adjustments	(351)	(79,026)	(461,159)	(115,693)	(24)	(656,252)
Other	(1,562)	(31,522)	(10,054)	(3,073)	(55)	(46,266)

Balance as of March 31, 2022	(6,379)	(3,375,598)	(10,762,953)	(1,503,668)	(292)	(15,648,890)

Depreciation	—	(148,981)	(921,037)	(856,921)	—	(1,926,939)
Impairment losses	(393)	(10,517)	(17,358)	—	(2,846)	(31,114)
Sales or disposal	150	63,448	559,467	860,708	—	1,483,773
Foreign currency translation adjustments	(178)	(39,793)	(334,617)	(96,936)	(2)	(471,526)
Other	(513)	(17,746)	(53,167)	(8,928)	(71)	(80,423)

Balance as of March 31, 2023	(7,313)	(3,529,186)	(11,529,666)	(1,605,744)	(3,210)	(16,675,119)

Depreciation on “Property, plant and equipment” is included in “Cost of products sold” and “Selling, general and administrative” in the consolidated statement of income.
Vehicles and equipment on operating leases consist of the following:

	Yen in millions
	March 31,
	2022	2023
Vehicles	6,766,590	6,759,024
Equipment	14,639	15,403

	6,781,229	6,774,427
Less - Accumulated depreciation	(1,503,668)	(1,605,744)

Vehicles and equipment on operating leases, net	5,277,561	5,168,683

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents future lease payments to be received for vehicles and equipments on operating leases:

	Yen in millions
	March 31,
	2022	2023
Within 1 year	932,882	885,757
Between 1 and 2 years	641,683	497,218
Between 2 and 3 years	280,646	216,227
Between 3 and 4 years	75,915	59,004
Between 4 and 5 years	21,772	21,022
Later than 5 years	9,801	10,484

Total future rentals	1,962,699	1,689,712

The future lease payments to be received as shown above should not be considered indicative of future cash collections.
13. Right of use assets and lease liabilities
The breakdown of right of use assets is as follows:

	Yen in millions
	March 31,
	2022	2023
Types of original assets
Land	67,927	64,717
Buildings	305,533	333,698
Other	74,952	92,953

Total	448,412	491,368

The increase in the right of use assets for the years ended on March 31, 2022 and 2023 were ¥110,996 million and ¥116,298 million, respectively.
The breakdown of main gains and losses on lessee’s leases is as follows:

	Yen in millions
	March 31,
	2022	2023
Depreciation of right of use assets
Land	8,660	5,217
Buildings	56,262	42,408
Other	26,293	36,566

Total	91,214	84,191

Interest expense on lease liabilities	4,074	5,429
Short-term leases	90,568	97,025

	185,856	186,645

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2022 and 2023, the total cash outflows for lessee leases were ¥149,521 million and ¥172,112 million, respectively.
The following is the maturity analysis of the total future lease payments and the adjustment to the present value:

	Yen in millions
	March 31,
	2022	2023
Within 1 year	61,735	74,780
Between 1 and 5 years	146,452	179,026
Later than 5 years	258,474	254,096

Future lease payment, total	466,661	507,902
Less - Interest expense	(45,733)	(51,781)

Present value of lease payment, total	420,928	456,120

Current liabilities	56,136	66,870
Non-current liabilities	364,792	389,250

Present value of lease payment, total	420,928	456,120

14. Intangible assets
The carrying value of intangible assets is as follows:

	Yen in millions
	March 31,
	2022	2023
Capitalized development costs	663,762	669,612
Software and other	528,204	579,510

Total	1,191,966	1,249,122

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in cost and accumulated amortization of intangible ass
e
ts are as follows:
(Cost)

	Yen in millions
	Capitalized development costs	Software and other	Total
Balance as of April 1, 2021	1,104,142	727,874	1,832,016

Additions	—	41,616	41,616
Internally developed	200,512	86,342	286,853
Sales or disposal	(163,419)	(60,981)	(224,400)
Foreign currency translation adjustments	—	25,333	25,333
Other	—	7,048	7,048

Balance as of March 31, 2022	1,141,234	827,232	1,968,466

Additions	—	40,655	40,655
Internally developed	181,634	98,040	279,674
Sales or disposal	(164,898)	(38,473)	(203,372)
Foreign currency translation adjustments	1,465	20,886	22,351
Other	—	17,056	17,056

Balance as of March 31, 2023	1,159,435	965,395	2,124,830

(Accumulated amortization)

	Yen in millions
	Capitalized development costs	Software and other	Total
Balance as of April 1, 2021	(472,966)	(250,417)	(723,382)

Amortization	(167,926)	(94,593)	(262,518)
Sales or disposal	163,419	60,375	223,794
Foreign currency translation adjustments	—	(13,570)	(13,570)
Other	—	(823)	(823)

Balance as of March 31, 2022	(477,472)	(299,028)	(776,500)

Amortization	(164,512)	(112,965)	(277,477)
Sales or disposal	152,161	37,901	190,062
Foreign currency translation adjustments	—	(10,533)	(10,533)
Other	—	(1,261)	(1,261)

Balance as of March 31, 2023	(489,823)	(385,886)	(875,708)

Amortization of intangible assets is included in “Cost of products sold” and “Selling, general and administrative” in the consolidated statement of income. There is no material internally generated intangible assets except for capitalized development costs.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Income taxes
(1) Deferred tax assets and liabilities
Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31,
	2022	2023

Deferred tax assets
Defined benefit plan liabilities	141,186	120,007
Accrued expenses and liabilities for quality assurance	613,101	662,425
Other accrued employees’ compensation	128,461	127,668
Operating loss carryforwards for tax purposes	64,740	191,906
Allowance for doubtful accounts and credit losses	85,289	94,639
Property, plant and equipment and other assets	210,238	252,441
Other	491,167	463,250

Total deferred tax assets	1,734,181	1,912,336

Deferred tax liabilities
Changes in fair value of financial instruments measured in other comprehensive income	(725,242)	(737,156)
Undistributed earnings of foreign subsidiaries	(51,888)	(39,496)
Undistributed earnings of associates and joint ventures	(1,026,027)	(1,076,742)
Basis difference of acquired assets	(63,189)	(78,206)
Capitalized development costs	(204,741)	(201,120)
Lease transactions	(468,894)	(972,158)
Other	(206,791)	(222,378)

Total deferred tax liabilities	(2,746,773)	(3,327,255)

Net deferred tax assets and liabilities	(1,012,592)	(1,414,919)

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Of the changes in deferred tax assets and deferred tax liabilities for the years ended March 31, 2021, 2022 and 2023, the amount recognized as income tax expense in the consolidated statement of income is as follows:

	Yen in millions
	For the years ended March 31,
	2021	2022	2023

Defined benefit plan liabilities	12,473	4,203	802
Accrued expenses and liabilities for quality assurance	(18,256)	(40,761)	26,942
Other accrued employees’ compensation	3,125	(968)	(2,745)
Operating loss carryforwards for tax purposes	1,265	38,119	116,344
Allowance for doubtful accounts and credit losses	6,042	(4,902)	4,474
Property, plant and equipment and other assets	4,468	(9,795)	24,850
Undistributed earnings of foreign subsidiaries	6,144	(33,349)	12,391
Undistributed earnings of associates and joint ventures	47,840	(71,405)	(63,520)
Basis difference of acquired assets	(18,302)	(11,270)	(12,075)
Capitalized development costs	(1,762)	(9,708)	4,003
Lease transactions	209,972	103,098	(487,702)
Other	23,104	111,603	44,144

Total	276,113	74,864	(332,091)

The deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized in the statement of financial position:

	Yen in millions
	March 31,
	2022	2023

Deductible temporary difference	709,204	968,060
Carryforwards of tax losses	518,385	712,357
Carryforwards of tax credit	46,306	115,809

Total	1,273,894	1,796,225

The expected expiration date of the carryforwards of tax losses for which deferred tax assets are not recognized are as follows:

	Yen in millions
	March 31,
	2022	2023

Within 5 years	4,049	75,839
Between 5 and 10 years	136,666	313,895
Later than 10 years	377,670	322,623

Total	518,385	712,357

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The expected expiration date of the carryforwards of tax credit for which deferred tax assets are not recognized are as follows:

	Yen in millions
	March 31,
	2022	2023

Within 5 years	8,654	10,018
Between 5 and 10 years	9,865	18,107
Later than 10 years	27,787	87,684

Total	46,306	115,809

Of the temporary differences in investments in foreign subsidiaries, because management intends to reinvest undistributed earnings of foreign subsidiaries to the extent not expected to be remitted in the foreseeable future, no deferred tax liability is recognized. As of March 31, 2022 and 2023, the temporary differences totaled ¥4,799,506 million and ¥4,367,250 million, respectively, and Toyota estimates an additional deferred tax liability of ¥203,229 million and ¥202,488 million would be required, respectively, if the full amount of those undistributed earnings were remitted.
(2) Income tax expenses
The income tax expense for the years ended March 31, 2021, 2022 and 2023 consists of the following:

	Yen in millions
	For the years ended March 31,
	2021	2022	2023

Current income tax expense:
TMC and domestic subsidiaries	403,230	672,077	758,772
Foreign subsidiaries	522,859	518,705	84,902

Total current	926,089	1,190,782	843,674

Deferred income tax expense (benefit):
TMC and domestic subsidiaries	(23,792)	42,131	27,783
Foreign subsidiaries	(252,321)	(116,995)	304,308

Total deferred	(276,113)	(74,864)	332,091

Total income tax expense	649,976	1,115,918	1,175,765

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 30.9% for the years ended March 31, 2021, 2022 and 2023. The statutory tax rates in effect for the year in which the temporary differences are expected to reverse are used to calculate the tax effects of temporary differences which are expected to reverse in future years. Reconciliation of the differences between the statutory tax rate and the average effective tax rate is as follows:

	For the years ended March 31,
	2021	2022	2023

Statutory tax rate	30.9%	30.9%	30.9%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	0.5	0.6	0.8
Tax-exempt income	(0.4)	(0.3)	(0.4)
Deferred tax liabilities on undistributed earnings of foreign subsidiaries	0.6	1.3	1.1
Effects of investments accounted for using the equity method	(3.7)	(4.3)	(5.4)
Deferred tax liabilities on undistributed earnings of associates and joint ventures	(0.2)	2.6	3.1
Change in unrecognized deferred tax assets	0.7	3.7	6.3
Tax credits	(3.2)	(2.7)	(3.5)
The difference between the statutory tax rate in Japan and that of foreign subsidiaries	(3.5)	(3.1)	(1.5)
Unrecognized tax benefits adjustments	(0.2)	(0.3)	0.4
Other	0.6	(0.3)	0.3

Average effective tax rate	22.2%	28.0%	32.0%

16. Trade accounts and other payables
Trade accounts and other payables consists of the following:

	Yen in millions
	March 31,
	2022	2023

Accounts and notes payables	3,168,084	3,819,334
Other payables	1,124,008	1,166,974

Total	4,292,092	4,986,309

Trade accounts and other payables are classified as financial liabilities
m
easured at amortized cost.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Financial liabilities
(1) Financial liabilities
Financial liabilities consist of the following:

	Yen in millions
			Non-cash changes
	As of April 1, 2021	Cash flow	Acquisitions	Reclassification	Changes in foreign currency exchange rates	Changes in fair value	Other	As of March 31, 2022

Current liabilities
Short-term debt	4,339,890	(579,216)	—	—	334,639	—	9,544	4,104,858
Current portion of long-term debt	7,584,337	(8,548,156)	—	7,410,991	572,070	—	7,604	7,026,845
Current portion of long-term lease liabilities	47,120	(54,879)	—	34,071	2,192	—	27,632	56,136
Class share	240,712	(240,630)	—	—	—	—	(83)	—

Current liabilities	12,212,060	(9,422,881)	—	7,445,062	908,902	—	44,697	11,187,839

Non-current liabilities
Long-term debt	13,133,804	8,122,678	—	(7,410,991)	1,095,463	—	2,773	14,943,727
Long-term lease liabilities	313,771	—	110,996	(34,071)	14,203	—	(40,107)	364,792
Class share	—	—	—	—	—	—	—	—

Non-current liabilities	13,447,575	8,122,678	110,996	(7,445,062)	1,109,666	—	(37,334)	15,308,519

Total	25,659,635	(1,300,203)	110,996	—	2,018,568	—	7,363	26,496,358

Derivatives	3,211	(12,026)	—	—	689	15,348	—	7,221

	Yen in millions
			Non-cash changes
	As of April 1, 2022	Cash flow	Acquisitions	Reclassification	Changes in foreign currency exchange rates	Changes in fair value	Other	As of March 31, 2023

Current liabilities
Short-term debt	4,104,858	239,689	—	—	231,700	—	13,926	4,590,173
Current portion of long-term debt	7,026,845	(8,283,375)	—	8,380,467	467,956	—	56,704	7,648,596
Current portion of long-term lease liabilities	56,136	(69,658)	—	39,311	1,424	—	39,657	66,870
Class share	—	—	—	—	—	—	—	—

Current liabilities	11,187,839	(8,113,344)	—	8,419,778	701,080	—	110,286	12,305,639

Non-current liabilities
Long-term debt	14,943,727	9,276,918	—	(8,380,467)	836,348	—	8,858	16,685,384
Long-term lease liabilities	364,792	—	116,298	(39,311)	9,277	—	(61,807)	389,250
Class share	—	—	—	—	—	—	—	—

Non-current liabilities	15,308,519	9,276,918	116,298	(8,419,778)	845,626	—	(52,949)	17,074,634

Total	26,496,358	1,163,574	116,298	—	1,546,706	—	57,337	29,380,273

Derivatives	7,221	77,098	—	—	(5,202)	(141,475)	—	(62,359)
Short-term and long-term debt is classified as financial liabilities measured at amortized cost.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Short-term debt
The breakdown of “Short-term debt” is as follows:

	Yen in millions
	March 31,
	2022	2023

Short-term debt
(Principally from bank)
[Weighted average interest rate
2022 1.64%
2023 2.02%]	852,301	916,725
Commercial paper
[Weighted average interest rate
2022 0.38%
2023 3.81%]	3,252,556	3,673,447

	4,104,858	4,590,173

(3) Long-term debt
The breakdown of “Long-term debt” is as follows:

	Yen in millions
	March 31,
	2022	2023

Unsecured loans
(Principally from bank)
[ 2022
Weighted average interest 1.83%
Due 2022 to 2042
2023
Weighted average interest 3.18%
Due 2023 to 2042]	4,990,165	5,719,366
Secured loans
(Principally financial receivables securitization)
[ 2022
Weighted average interest 1.02%
Due 2022 to 2034
2023
Weighted average interest 3.82%
Due 2023 to 2034]	3,902,766	5,266,411
Medium-term notes of consolidated subsidiaries
[ 2022
Weighted average interest 1.45%
Due 2022 to 2048

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31,
	2022	2023

2023
Weighted average interest 2.72%
Due 2023 to 2048]	10,257,689	10,561,816
Unsecured bonds of the parent
[ 2022
Weighted average interest 1.32%
Due 2022 to 2037
2023
Weighted average interest 1.29%
Due 2023 to 2037]	1,123,145	1,127,650
Unsecured bonds of consolidated subsidiaries
[ 2022
Weighted average interest 1.99%
Due 2022 to 2028
2023
Weighted average interest 2.54%
Due 2023 to 2028]	1,664,634	1,621,444
Secured bonds of consolidated subsidiaries
[ 2022
Weighted average interest 5.81%
Due 2022 to 2024
2023
Weighted average interest 6.53%
Due 2023 to 2026]	32,174	37,294

	21,970,573	24,333,981
Less - Current portion due within one year	(7,026,845)	(7,648,596)

	14,943,727	16,685,384

As of March 31, 2022 and 2023, the currencies of long-term debt are 52% and 53% in US dollars, 11% and 11% in Japanese yen, 13% and 13% in Euros, 6% and 6% in Australian dollars, 4% and 3% in Canadian dollars, 14% and 14% in other currencies.
(4) Assets pledges as collateral
The breakdown of assets pledged as collateral mainly for loans of consolidated subsidiaries is as follows:

	Yen in millions
	March 31,
	2022	2023

Property, plant and equipment	1,474,647	1,498,448
Other assets	3,582,826	5,459,877

Total	5,057,473	6,958,325

Other assets principally consist of securitized finance receivables.

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
(5) Interest expenses
The interest expenses for the fiscal year ended March 31, 2022 and 2023 are ¥410,197 million and ¥651,979 million, respectively. Interest expenses related to the financial business is included in “cost of financial services” in the consolidated statement of income.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Other financial liabilities
Other financial liabilities consist of the following:

	Yen in millions
	March 31,
	2022	2023
Financial liabilities measured at amortized cost
Deposits received	723,363	1,015,094
Other	287,072	454,756
Financial liabilities measured at fair value through profit or loss
Derivatives	497,198	456,257

Total	1,507,633	1,926,107

Current liabilities	1,046,050	1,392,397
Non-current liabilities	461,583	533,710

Total	1,507,633	1,926,107

19. Financial risks
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The net changes in the allowance for credit losses relating to the retail receivables are as follows:

	Yen in millions
	For the year ended March 31, 2022
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable

Allowance for credit loss at beginning of year	79,402	78,426	40,376	198,204
Provision for credit loss, net of reversal	22,685	39,420	38,687	100,792
Charge-offs	—	—	(41,331)	(41,331)
Other	(13,961)	(18,381)	4,781	(27,561)

Allowance for credit loss at end of year	88,125	99,465	42,514	230,104

	Yen in millions
	For the year ended March 31, 2023
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Allowance for credit loss at beginning of year	88,125	99,465	42,514	230,104
Provision for credit loss, net of reversal	26,490	59,627	89,456	175,573
Charge-offs	—	—	(91,215)	(91,215)
Other	(18,895)	(34,225)	13,530	(39,591)

Allowance for credit loss at end of year	95,720	124,867	54,284	274,871

“Other” primarily includes reversal of allowance for credit loss due to the collection of retail receivables.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the retail receivables segregated into aging categories based on the numbers of the days outstanding:

	Yen in millions
	March 31, 2022
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Current	15,753,211	1,083,642	—	16,836,854
Past due less than 90 days	283,753	405,941	17,655	707,350
Past due 90 days or more	—	779	102,457	103,236

Total	16,036,965	1,490,363	120,112	17,647,440

	Yen in millions
	March 31, 2023
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Current	17,905,331	1,275,170	—	19,180,501
Past due less than 90 days	331,040	542,999	21,469	895,509
Past due 90 days or more	—	416	124,580	124,995

Total	18,236,371	1,818,584	146,049	20,201,004

The net changes in the allowance for credit losses relating to the finance lease receivables are as follows:

	Yen in millions
	For the years ended March 31,
	2022	2023

Allowance for credit loss at beginning of year	33,455	36,985
Provision for credit loss, net of reversal	11,107	14,926
Charge-offs	(3,712)	(7,233)
Other	(3,865)	(7,757)

Allowance for credit loss at end of year	36,985	36,920

“Other” primarily includes reversal of allowance for credit loss due to the collection of finance lease receivables.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the finance lease receivables segregated into aging categories based on the numbers of the days outstanding:

	Yen in millions
	March 31,
	2022	2023

Current	2,279,978	2,437,467
Past due less than 90 days	47,034	46,296
Past due 90 days or more	20,928	19,606

Total	2,347,941	2,503,369

The table below shows the net movement of the allowance for credit losses on wholesale receivables and other dealer loans.

	Yen in millions
	For the year ended March 31, 2022
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable

Allowance for credit loss at beginning of year	17,467	7,241	4,935	29,642
Provision for credit loss, net of reversal	5,198	1,566	1,177	7,941
Charge-offs	—	—	(11)	(11)
Other	(8,317)	(3,715)	(705)	(12,736)

Allowance for credit loss at end of year	14,349	5,092	5,396	24,836

	Yen in millions
	For the year ended March 31, 2023
	Expected credit loss for 12 months	Expected credit loss for the entire period		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Allowance for credit loss at beginning of year	14,349	5,092	5,396	24,836
Provision for credit loss, net of reversal	3,517	1,780	551	5,847
Charge-offs	—	—	—	—
Other	(3,225)	(2,289)	(547)	(6,062)

Allowance for credit loss at end of year	14,640	4,582	5,399	24,622

“Other” primarily includes reversal of allowance for credit loss due to the collection of wholesale receivables and other dealer loans.
Toyota charges off the credit - impaired finance receivables when Toyota considers that all or part of it will not be collected. The amount of receivables related to financial services which has been charged off but subject to ongoing collection activity was not significant for the years ended March 31, 2022 and 2023.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balances of the wholesale receivables and other dealer loan receivables portfolios by credit status, as well as loan commitments and financial guarantee contracts, as of March 31, 2022 and 2023 are as follows.
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

	Yen in millions
	March 31, 2022
	Expected credit loss for 12 months	Lifetime expected credit loss
		Financial receivable not credit-impaired	Credit-impaired financial receivable	Total
Wholesale and other dealer loan
Performing	2,730,860	—	—	2,730,860
Credit Watch	20,842	97,353	—	118,196
At Risk	—	32,299	699	32,998
Default	—	—	22,162	22,162
Loan commitments	10,050,817	69,393	90	10,120,300
Financial guarantee contracts	3,574,257	39,205	—	3,613,461

Total	16,376,776	238,251	22,952	16,637,978

	Yen in millions
	March 31, 2023
	Expected credit loss for 12 months	Lifetime expected credit loss
		Financial receivable not credit-impaired	Credit-impaired financial receivable	Total
Wholesale and other dealer loan
Performing	3,300,629	—	—	3,300,629
Credit Watch	47,184	69,086	—	116,270
At Risk	—	29,780	6,708	36,487
Default	—	—	8,034	8,034
Loan commitments	10,704,882	65,053	572	10,770,507
Financial guarantee contracts	3,536,796	37,260	—	3,574,056

Total	17,589,491	201,179	15,314	17,805,983

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2022 and 2023, the amount of finance receivables the terms of which were modified due to deterioration in credit conditions was not significant for any portfolio of finance receivables, and the amount of payment defaults on finance receivables so modified were not significant for any portfolio of such receivables.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2023

	Yen in millions
			Maturities
	Book value	Contractual cash flows	Within 1 year	Between 1 and 3 years	Between 3 and 5 years	Later than 5 years

Non-derivative financial liabilities
Short-term debt	916,725	(941,708)	(941,708)	—	—	—
Commercial paper	3,673,447	(3,765,973)	(3,765,973)	—	—	—
Current portion of long-term debt	7,648,596	(8,067,346)	(8,067,346)	—	—	—
Long-term debt	16,685,384	(17,762,084)	—	(10,527,952)	(5,609,531)	(1,624,601)
Lease liabilities	456,120	(507,902)	(74,780)	(102,258)	(76,769)	(254,096)

Total	29,380,273	(31,045,012)	(12,849,807)	(10,630,210)	(5,686,300)	(1,878,696)

Derivative financial liabilities
Interest derivative	296,438	(315,269)	(41,958)	(155,214)	(109,599)	(8,498)
Currency derivative
In	—	835,459	58,806	187,514	589,139	—
Out	159,819	(1,017,589)	(90,525)	(220,701)	(706,363)	—

Total	456,257	(497,400)	(73,678)	(188,401)	(226,823)	(8,498)

Total	29,836,530	(31,542,412)	(12,923,485)	(10,818,611)	(5,913,123)	(1,887,194)

Toyota has unused short-term lines of credit amounting to ¥2,534,291 million and ¥2,715,437 million of which ¥1,056,931 million and ¥1,153,342 million related to commercial paper programs as of March 31, 2022 and 2023, respectively. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.
As of March 31, 2022 and 2023, Toyota has unused long-term lines of credit amounting to
¥9,030,322 million and ¥9,461,614
million, respectively.
(4) Foreign exchange risk
Toyota is subject to the for
e
ign currency exposure through transactions in foreign currencies related to purchase, sale and finance associated with conducting business worldwide. Toyota is exposed to fluctuations risks related to future profitability or assets and liabilities regarding operating cash flow denominated in foreign currencies and various financial instruments. The most significant foreign currency exposure is primarily caused by the U.S. dollar and the euro.
Toyota uses derivative financial instruments including foreign exchange forward contracts, foreign currency options, interest rate currency swap agreements, and others, to manage the exposure to foreign currency exchange rate fluctuations.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota uses
Value-at-risk
analysis measurement (“VaR”) to assess the risk of exchange rate fluctuation. Potential impact of pre-tax
cash flows on
VaR-integrated
foreign currency positions (including derivatives) for the years ended March 31, 2022 and 2023 is as follows:

	Yen in millions
	VaR
	Year-end	Average	Maximum	Minimum
For the year ended March 31, 2022	257,600	241,825	263,600	214,800
For the year ended March 31, 2023	381,600	393,175	418,900	369,800
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

	Yen in millions
	For the years ended March 31,
	2022	2023
Impact on income before income taxes	(64,533)	(42,476)
Impact on other comprehensive income, before tax effect	(243,630)	(238,820)
(6) Market price fluctuation risk
Toyota is exposed to risks arising from increased costs due to commodity price fluctuations, such as iron and steel, precious metals and non-ferrous
alloys used in the manufacture of automobiles. Toyota controls the price risk associated with the purchase of those commodities by maintaining inventory at the minimum level.
Toyota is exposed to stock price fluctuation risk because it owns shares of companies that have business relationships mainly for promoting smooth business activities. Toyota periodically reviews the fair values and financial situations of the business partner companies and, taking into consideration the relationship with them, continually reviews the holding status. The impact on other comprehensive income, before tax effect when the declared price of equity financial assets (shares) in active markets changes by 10% for the year ended March 31, 2022, and 2023 is ¥316,281 million and
¥321,472
million, respectively.
20. Derivative financial instruments
(1) Undesignated derivative financial instruments
Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and Toyota is unable to or has elected not to apply hedge accounting. Toyota does not use derivatives for speculation or trading.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Fair value and gain and losses of derivatives
The fair values of the derivatives as of March 31, 2022 and 2023 are as follows:

	Yen in millions
	March 31,
	2022	2023

Derivative assets
Derivative financial instruments not designated as hedging instruments:
Interest rate and currency swap
Current assets
- Other financial assets	69,625	163,777
Non-current assets
- Other financial assets	333,683	404,593

Total	403,309	568,371

Foreign exchange forward and option contracts
Current assets
- Other financial assets	15,865	41,969
Non-current assets
- Other financial assets	—	—

Total	15,865	41,969

Total derivative assets	419,173	610,340

	Yen in millions
	March 31,
	2022	2023

Derivative financial liabilities
Derivative financial instruments not designated as hedging instruments:
Interest rate and currency swap
Current liabilities
- Other financial liabilities	(87,926)	(47,044)
Non-current liabilities
- Other financial liabilities	(326,177)	(383,184)

Total	(414,102)	(430,228)

Foreign exchange forward and option contracts
Current liabilities
- Other financial liabilities	(83,096)	(26,029)
Non-current liabilities
- Other financial liabilities	—	—

Total	(83,096)	(26,029)

Total derivative liabilities	(497,198)	(456,257)

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of underlying notional of derivatives as of March 31, 2022 and 2023 are as follows:

	Yen in millions
	March 31,
	2022	2023

Derivative financial instruments not designated as hedging instruments:
Interest rate and currency swap	21,510,803	25,999,796
Foreign exchange forward and option contracts	2,976,488	3,176,566

Total	24,487,291	29,176,362

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.
The gain (loss) on derivative transactions as of March 31, 2021, 2022 and 2023 were ¥588 million, ¥773 million and ¥
(129,782)
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
The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of March 31, 2022 and 2023 is
¥36,190 million and ¥12,623
million, respectively. The aggregate fair value amount of assets that are already posted as cash collateral as of March 31, 2022 and 2023 is
¥99,718 million and ¥111,249
million, respectively. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is
¥12,623
million as of March 31, 2023. See Note 22 for details.
21.
Fair value measurement
s
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
(iv) Other financial assets -
(Public and corporate bonds)
Public and corporate bonds include government bonds. Japanese bonds and foreign bonds, including U.S., European and other bonds, represent 26% and 74% (as of March 31, 2022) and 30% and 70% (as of March 31, 2023) of public and corporate bonds, respectively. Toyota primarily uses quoted market prices for identical assets to measure the fair value of these securities.
(Stocks)
Listed stocks on the Japanese stock markets represent 85% (as of March 31, 2022) and 86% (as of March 31, 2023) of stocks that Toyota holds. Toyota primarily uses quoted market prices for identical assets to measure fair value of these securities. Therefore, stocks with an active market are classified as Level 1.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The fair values of the Loans Based on Securitization are primarily estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. In cases where these valuations utilize unobservable inputs, the fair value of the Loans Based on Securitization is classified as Level 3.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Financial instrument measured at fair value on recurring basis
The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis. Transfers between levels of the fair value are recognized at the date of the event or change in circumstances that caused the transfer:

	Yen in millions
	March 31, 2022
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	61,376	96,136	1,674	159,186
Stocks	—	—	149,890	149,890
Derivative financial instruments	—	419,173	—	419,173
Other	307,446	158,355	—	465,801

Total	368,822	673,665	151,563	1,194,051

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	3,542,949	2,739,591	20,178	6,302,719
Stocks	3,162,805	—	169,404	3,332,209
Other	9,505	139	—	9,644

Total	6,715,259	2,739,730	189,583	9,644,571

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(497,198)	—	(497,198)

Total	—	(497,198)	—	(497,198)

	Yen in millions
	March 31, 2023
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	98,458	88,989	6,369	193,816
Stocks	—	—	168,214	168,214
Derivative financial instruments	—	610,340	—	610,340
Other	334,071	161,981	—	496,052

Total	432,529	861,310	174,583	1,468,422

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	3,976,333	2,405,823	26,963	6,409,119
Stocks	3,214,720	—	199,060	3,413,780
Other	7,838	—	—	7,838

Total	7,198,891	2,405,823	226,023	9,830,736

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(456,257)	—	(456,257)

Total	—	(456,257)	—	(456,257)

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4) Changes in financial instruments classified as Level 3 and measured at fair value on recurring basis
The following table summarizes the changes in Level 3 assets
and
liabilities measured
at
fair value
on
a recurring basis for the years ended March 31, 2022 and 2023:

	Yen in millions
	For the year ended March 31, 2022
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	27,623	638,917	—	666,540
Total gains (losses)
Net income (loss)	(44)	113,053	—	113,009
Other comprehensive income (loss)	—	9,219	—	9,219
Purchases and issuances	968	2,362	—	3,330
Sales and settlements	(4,020)	(18,208)	—	(22,228)
Transfer to (from) Level 3	(7,067)	(512,465)	—	(519,532)
Others	4,392	86,415	—	90,807

Balance at end of year	21,852	319,294	—	341,146

Unrealized gains or losses included in profit or loss on assets held at March 31	(250)	113,053	—	112,803

Total	(250)	113,053	—	112,803

	Yen in millions
	For the year ended March 31, 2023
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	21,852	319,294	—	341,146
Total gains (losses)
Net income (loss)	(71)	9,551	—	9,481
Other comprehensive income (loss)	—	(10,881)	—	(10,881)
Purchases and issuances	—	15,999	—	15,999
Sales and settlements	(3,716)	(14,055)	—	(17,771)
Transfer to (from) Level 3	5,471	(1,639)	—	3,832
Others	9,795	49,004	—	58,800

Balance at end of year	33,332	367,274	—	400,606

Unrealized gains or losses included in profit or loss on assets held at March 31	(63)	9,551	—	9,489

Total	(63)	9,551	—	9,489

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Others” includes foreign currency translation adjustments for the year ended March 31, 2022 and 2023.
Transfer to (from) Level 3 of stocks recognized in the year ended March 31, 2022 is due to the listing of investees.
(5) Financial assets and liabilities measured at amortized cost
The following table summarizes the carrying amount and the fair value of financial assets and liabilities measured on an amortized cost basis:

	Yen in millions
	March 31, 2022
		Fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Receivables related to financial services	21,764,457	—	—	22,074,593	22,074,593
Interest-bearing liabilities
Long-term debt (Including current portion)	21,970,573	—	17,899,087	3,824,531	21,723,618

	Yen in millions
	March 31, 2023
		Fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Receivables related to financial services	24,770,851	—	—	24,741,916	24,741,916
Interest-bearing liabilities
Long-term debt (Including current portion)	24,333,981	—	18,598,205	5,149,410	23,747,616
Of financial assets and liabilities that are measured on an amortized cost basis, those with carrying values that approximate fair value are excluded from the table above.
22. Offsetting Financial Assets and Liabilities
The following table
summ
arizes the amounts of financial assets and financial liabilities that are subject to an enforceable master netting agreement or similar agreement but not set off because they do not meet some or all of the offsetting criteria for financial assets and financial liabilities. With respect to financial instruments that may be offset in the future based on set-off
rights associated with master netting agreements or similar agreements, as well as the associated collateral, the set-off
will be enforceable only when certain circumstances, such as when the counterparty cannot perform on its obligations due to bankruptcy or other reasons, arise.

	Yen in millions
	March 31, 2022
	Gross amounts of recognized financial assets and financial liabilities	Amounts not offset		Net amount
		Financial instruments	Collateral of financial instruments

Other financial assets Derivatives	419,173	(182,288)	(105,201)	131,685
Other financial liabilities Derivatives	497,198	(182,288)	(111,283)	203,627

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2023
	Gross amounts of recognized financial assets and financial liabilities	Amounts not offset		Net amount
		Financial instruments	Collateral of financial instruments

Other financial assets Derivatives	610,340	(196,423)	(206,087)	207,830
Other financial liabilities Derivatives	456,257	(196,423)	(97,794)	162,040
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
Effective October 1, 2004,
TM
C amended its retirement plan to introduce a “point” based retirement benefit plan. Under the new plan, employees are entitled to lump-sum
or pension payments determined based on accumulated “points” vested in each year of service.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
(2) Defined benefit obligations and plan assets
The changes in present value of defined benefit obligations and fair value of plan assets are as follows:

	Yen in millions
	For the years ended March 31,
	2022		2023
	Japanese plans	Foreign plans	Japanese plans	Foreign plans

Present value of defined benefit obligations:
Benefit obligations at beginning of year	2,089,263	1,419,910	2,077,151	1,487,644
Current service cost	89,128	52,826	87,452	55,000
Interest cost	12,487	52,062	14,816	57,079
Remeasurements:
Changes in demographic assumptions	6,440	379	2,707	30,743
Changes in financial assumptions	(46,113)	(126,125)	(120,279)	(258,990)
Other	4,162	904	(9,673)	18,248
Past service cost	761	274	(1,419)	3,405
Plan participants’ contributions	1,392	3,063	1,523	3,575
Benefits paid	(80,368)	(42,615)	(87,624)	(60,614)
Acquisition and other	—	126,966	—	87,173

Benefit obligations at end of year	2,077,151	1,487,644	1,964,655	1,423,263

Fair value of plan assets:
Plan assets at beginning of year	1,806,265	1,079,543	1,844,819	1,224,656
Interest income	11,261	51,614	13,576	48,386
Remeasurement
Actual return on plan assets, excluding interest income	34,543	(6,657)	(8,619)	(216,474)
Employer contributions	33,163	24,912	32,682	16,421
Plan participants’ contributions	1,392	3,063	1,523	3,575
Benefits paid	(41,804)	(31,823)	(43,397)	(34,017)
Acquisition and other	—	104,004	—	66,849

Plan assets at end of year	1,844,819	1,224,656	1,840,586	1,109,394

Effect of the asset ceiling	—	—	—	—

Net defined benefit liability (asset)	232,332	262,988	124,069	313,869

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The funded defined benefit obligations and the unfunded defined benefit obligations are as follows:

	Yen in millions
	March 31,
	2022		2023
	Japanese plans	Foreign plans	Japanese plans	Foreign plans

Funded defined benefit obligations	1,559,686	1,187,595	1,466,825	1,076,433
Plan assets	(1,844,819)	(1,224,656)	(1,840,586)	(1,109,394)

Subtotal	(285,133)	(37,061)	(373,761)	(32,961)

Unfunded defined benefit obligations	517,465	300,049	497,830	346,830

Total	232,332	262,988	124,069	313,869

The net defined benefit liability (asset) recognized in the consolidated statement of financial position are comprised of the following:

	Yen in millions
	March 31,
	2022		2023
	Japanese plans	Foreign plans	Japanese plans	Foreign plans

Retirement benefit liabilities	674,425	348,323	642,774	422,734
Other non-current assets (Retirement benefit assets)	(442,094)	(85,335)	(518,705)	(108,865)

Net amount recognized	232,332	262,988	124,069	313,869

(3) The major items of actuarial assumption
The weighted-average discount rates used to determine the present value of defined benefit obligations are as follows:

	March 31,
	2022		2023
	Japanese plans	Foreign plans	Japanese plans	Foreign plans

Discount rate	0.7%	3.5%	1.1%	5.0%
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the fair value of classes of plan assets.

	Yen in millions
	March 31, 2022
	Japanese plans			Foreign plans
	Quoted prices in active markets		Total	Quoted prices in active markets		Total
	Available	Not available		Available	Not available

Stocks	549,385	—	549,385	195,067	—	195,067
Government bonds	112,568	—	112,568	132,172	—	132,172
Bonds (other)	—	77,048	77,048	—	218,433	218,433
Commingled funds	—	489,471	489,471	—	423,525	423,525
Insurance contracts	—	220,027	220,027	—	—	—
Other	225,980	170,340	396,320	30,442	225,016	255,459

Total	887,933	956,886	1,844,819	357,681	866,975	1,224,656

	Yen in millions
	March 31, 2023
	Japanese plans			Foreign plans
	Quoted prices in active markets		Total	Quoted prices in active markets		Total
	Available	Not available		Available	Not available

Stocks	440,946	—	440,946	177,564	—	177,564
Government bonds	108,570	15	108,585	121,568	—	121,568
Bonds (other)	—	84,234	84,234	—	185,395	185,395
Commingled funds	—	492,915	492,915	—	394,228	394,228
Insurance contracts	—	209,261	209,261	—	—	—
Other	295,452	209,193	504,645	14,520	216,118	230,638

Total	844,968	995,618	1,840,586	313,652	795,742	1,109,394

“Other” consists of cash equivalents, other private placement investment funds and other assets.
(5) The sensitivity analysis
The following table illustrates the effects on defined benefit obligations of the change in weighted-average discount rates, assuming all other assumptions are consistent.

	Yen in millions
	March 31,
	2022		2023
	Japanese plans	Foreign plans	Japanese plans	Foreign plans

0.5% decrease	172,402	127,889	153,466	237,478
0.5% increase	(150,226)	(118,899)	(131,275)	(234,242)
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
In the following year (the year ending March 31, 2024), Toyota expects to contribute ¥38,309 million for Japanese plans and ¥16,423 million for Foreign plans to the post-employment benefit plans.
The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Yen in millions
Years ending March 31,	Japanese plans	Foreign plans

2024	86,575	64,890
2025	83,631	67,621
2026	85,148	72,178
2027	88,761	77,576
2028	93,340	83,990
From 2029 to 2033	441,966	479,631

Total	879,421	845,886

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
(8) Payroll expenses
Payroll expenses included in “Cost of products sold” and “Selling, general and administrative” in the consolidated statement of income (including expenses for post-employment benefit plans) for the years ended March 31, 2021, 2022 and 2023 are ¥3,281,292 million, ¥3,550,882 million and ¥3,985,518 million, respectively.
24. Liabilities for quality assurance
Toyota provides product warranties for certain defects mainly resulting from manufacturing based on warranty contracts with its customers at the time of sale of products. Toyota accrues estimated warranty costs to be incurred in the future in accordance with the warranty contracts. In addition to product warranties, Toyota initiates recalls and other safety measures to repair or to replace parts which might be expected to fail from products safety perspectives or customer satisfaction standpoints. Toyota accrues for costs of recalls and other safety measures based on the amount estimated from historical experience.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The net change in liabilities for quality assurance above for the years ended March 31, 2021, 2022 and 2023 consist of the following:

	Yen in millions
	For the years ended March 31,
	2021	2022	2023

Liabilities for quality assurance at beginning of year	1,552,970	1,482,872	1,555,711
Additional provisions	345,563	362,180	400,419
Utilization	(347,806)	(278,094)	(229,623)
Reversals	(77,479)	(32,124)	(59,758)
Other	9,624	20,877	19,608

Liabilities for quality assurance at end of year	1,482,872	1,555,711	1,686,357

“Other” primarily includes the impact of currency translation adjustments and the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest.
The table below shows the net changes in liabilities for recalls and other safety measures which are comprised in liabilities for quality assurance above for the years ended March 31, 2021, 2022 and 2023.

	Yen in millions
	For the years ended March 31,
	2021	2022	2023

Liabilities for recalls and other safety measures at beginning of year	1,104,711	1,093,689	1,171,213
Additional provisions	229,763	245,542	231,874
Utilization	(228,044)	(165,482)	(178,124)
Reversals	(16,199)	(9,389)	(35,643)
Other	3,458	6,853	4,836

Liabilities for recalls and other safety measures at end of year	1,093,689	1,171,213	1,194,156

25. Equity and other equity items
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of Toyota Motor Corporation shareholder’s equity and short-term and long-term debt are as follows:

	Yen in millions
	March 31,
	2022	2023

Toyota Motor Corporation Shareholders’ equity	26,245,969	28,338,706
Short-term and long-term debt	26,496,358	29,380,273
(2) Number of shares
The total number of authorized shares of TMC’s common stock was 10,000,000,000, 50,000,000,000 and 50,000,000,000 as of March 31, 2021, 2022 and 2023, respectively.
The changes in the shares of common stock issued are as follows:

	For the years ended March 31,
	2021	2022	2023

Common stock issued:
Balance at beginning of year	3,262,997,492	3,262,997,492	16,314,987,460
Changes during the year	—	13,051,989,968	—

Balance at end of year	3,262,997,492	16,314,987,460	16,314,987,460

The common stock issu
e
d by TMC is a
no-parity
stock without any limitations on the content of the rights, and the issued stock is fully paid.
On October 1, 2021, TMC effected a
five-for-one
stock split of its common stock to shareholders. The total number of authorized shares of TMC’s common stock and common stock issued was increased by 40,000,000,000 and 13,051,989,968, respectively.
The total number of treasury stock was 467,048,832, 2,536,685,916 and 2,749,807,731 as of March 31, 2021, 2022 and 2023, respectively.
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
The amounts of statutory retained earnings of TMC available for dividend payments to shareholders were ¥11,656,187 million and ¥13,434,394 million as of March 31, 2022 and 2023, respectively. In accordance with customary practice in Japan, the distributions from surplus are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Retained earnings at March 31, 2023 include ¥3,506,777 million relating to equity in undistributed earnings of associates and joint ventures.
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
For the year ended March 31, 2023
Repurchase of treasury stock
1) Repurchasing of treasury stock resolved at the Board of Directors meeting held on March 23, 2022
Reason for repurchasing treasury stock -
The r
e
purchase was made to promote capital efficiency by repurchasing flexibly its common stock than before while comprehensively considering factors such as the price level of its common stock.
Details of matters relating to repurchase -

Number of common shares repurchased	44,114,900 shares
Total purchase price for repurchase of shares	¥95,392 million
2) Repurchasing of treasury stock resolved at the Board of Directors meeting held on May 11, 2022 and November 1, 2022
Reason for repurchasing treasury stock -
The repurchase was made to promote capital efficiency by repurchasing flexibly its common stock than before while comprehensively considering factors such as the price level of its common stock.
Details of matters relating to repurchase -

Number of common shares repurchased	169,429,000 shares
Total purchase price for repurchase of shares	¥335,685 million

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) Other components of equity
Other components of equity are as follows:

	Yen in millions
	Net changes in revaluation of financial assets measured at fair value through other comprehensive income	Remeasurements of defined benefit plans	Exchange differences on translating foreign operations	Total

Balance at April 01, 2020	954,070	—	(368,520)	585,549

Other comprehensive income, net of tax	380,814	221,409	410,253	1,012,476
Reclassification to retained earnings	(31,321)	(219,047)	—	(250,369)
Other comprehensive income for the period attributable to non-controlling interests	(8,211)	(2,362)	(29,357)	(39,930)

Balance at March 31, 2021	1,295,351	—	12,375	1,307,726

Other comprehensive income, net of tax	(103,131)	151,243	1,095,017	1,143,129
Reclassification to retained earnings	(59,110)	(149,602)	—	(208,712)
Other comprehensive income for the period attributable to non-controlling interests	1,561	(1,640)	(38,810)	(38,889)

Balance at March 31, 2022	1,134,671	—	1,068,583	2,203,254

Other comprehensive income, net of tax	(105,435)	82,020	851,129	827,713
Reclassification to retained earnings	(94,233)	(72,598)	—	(166,831)
Other comprehensive income for the period attributable to non-controlling interests	(1,300)	(9,422)	(17,219)	(27,941)

Balance at March 31, 2023	933,702	—	1,902,493	2,836,195

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2023
	Before tax	Tax effect	After tax

Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Amount incurred during the year	144,160	(44,936)	99,223

Net changes	144,160	(44,936)	99,223

Remeasurements of defined benefit plans
Amount incurred during the year	112,151	(46,998)	65,153

Net changes	112,151	(46,998)	65,153

Shares of other comprehensive income of equity method investees
Amount incurred during the year	(77,148)	—	(77,148)

Net changes	(77,148)	—	(77,148)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations
Amount incurred during the year	676,042	—	676,042
Reclassification to profit (loss)	—	—	—

Net changes	676,042	—	676,042

Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Amount incurred during the year	(165,477)	49,738	(115,738)
Reclassification to profit (loss)	—	—	—

Net changes	(165,477)	49,738	(115,738)

Shares of other comprehensive income of equity method investees
Amount incurred during the year	180,181	—	180,181
Reclassification to profit (loss)	—	—	—

Net changes	180,181	—	180,181

Total other comprehensive income	869,909	(42,196)	827,713

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
On October 1, 2021, TMC effected a
five-for-one
stock split of its common stock to shareholders. “Dividend per share” presents the amount prior to the stock split.
For the year ended March 31, 2023

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date

The Board of Directors Meeting on May 11, 2022	Common shares	385,792	28.00	March 31, 2022	May 27, 2022

The Board of Directors Meeting on November 1, 2022	Common shares	342,187	25.00	September 30, 2022	November 22, 2022

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividends of which record date falls within the year ended March 31, and effective date is after the year ended March 31 are as follows:
For the year ended March 31, 2023

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date

The Board of Directors Meeting on May 10, 2023	Common shares	474,781	35.00	March 31, 2023	May 26, 2023
26. Sales revenues
(1) Summary by business segments and products
The table below shows Toyota’s sales revenues from external customers by business and by product category.

	Yen in millions
	For the years ended March 31
	2021	2022	2023

Sales of products
Automotive
Vehicles	20,509,606	23,739,442	28,394,256
Parts and components for production	1,287,053	1,504,215	1,710,422
Parts and components for after service	2,049,187	2,407,143	2,866,196
Other	752,000	881,193	805,995

Total automotive	24,597,846	28,531,993	33,776,870
All other	479,553	541,436	590,749

Total sales of products	25,077,398	29,073,428	34,367,619
Financial services	2,137,195	2,306,079	2,786,679

Total sales revenues	27,214,594	31,379,507	37,154,298

The majority of sales of products are revenues recognized from contracts with customers under IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”), and receivables related to such revenues are recognized as “Trade accounts and other receivables”.
The breakdown of income from leases included in financial service revenues is as follows:

	Yen in millions
	For the years ended March 31,
	2021	2022	2023

Finance leases
Financial income related to net lease investment	106,724	134,512	164,820
Operating leases	1,017,707	1,093,545	1,169,018

Total	1,124,431	1,228,057	1,333,838

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial service revenues other than income from leases mainly consist of interest income using the effective interest method. The amount of interest income using the effective interest method is not significant.
For the years ended March 31, 2021, 2022 and 2023 ¥125,748 million, ¥138,718 million and ¥166,220 million of financial service revenues were accounted for under IFRS 15.
(2) Contract liabilities
Contract liabilities consist of the following:

	Yen in millions
	April 1, 2021	March 31,
		2022	2023

Contract liabilities	854,679	989,959	1,068,212
Contract liabilities are primarily related to advances received from customers. Contract liabilities are included in “Other current liabilities” and “Other non-current
liabilities” in the consolidated statement of financial position. For the year ended March 31, 2022 and 2023, the amounts transferred from contract liabilities at the beginning of the fiscal year to sales revenue
were ¥444,781 million and ¥529,016 million, respectively.
(3) Performance obligations
The aggregate amounts of transaction prices allocated to unsatisfied performance obligations related to contracts that have original expected durations in excess of one year were ¥796,769 million and ¥834,624 million as of March 31, 2022 and 2023, respectively. The main contents of unsatisfied performance obligations are insurance revenues and maintenance revenues.
For insurance revenues, Toyota receives payment agreed upon in the contract at the inception of the contract, and revenue is recognized over the term of the contract, which ranges from three to 120 months. As of March 31, 2022, the unsatisfied performance obligations related to insurance revenues were ¥295,648 million, and Toyota expected to recognize as revenue ¥82,215 million in fiscal 2023, and ¥213,432 million thereafter. As of March 31, 2023, the unsatisfied performance obligations related to insurance revenues were ¥352,239 million, and Toyota expects to recognize as revenue ¥101,392 million in fiscal 2024, and ¥250,847 million thereafter.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27. Research and development cost
Research and development costs consist of the following:

	Yen in millions
	For the years ended March 31,
	2021	2022	2023

Research and development expenditures incurred during the year	1,090,424	1,124,262	1,241,686
Amount capitalized	(158,246)	(200,512)	(181,634)
Amortization of capitalized development costs	152,542	167,926	164,512

Total	1,084,721	1,091,675	1,224,564

28. Other finance income and costs
Other finance income and costs consist of the following:

	Yen in millions
	For the years ended March 31,
	2021	2022	2023

Other finance income
Interest income
Financial assets measured at amortized cost	17,526	16,920	101,737
Financial assets measured at fair value through other comprehensive income	88,074	84,592	132,365
Dividend income
Financial assets measured at fair value through other comprehensive income	88,837	94,833	109,308
Other	240,791	138,416	35,939

Total	435,229	334,760	379,350

Other finance costs
Interest expense
Financial liabilities measured at amortized cost	(42,421)	(32,458)	(47,356)
Other	(5,116)	(11,539)	(77,757)

Total	(47,537)	(43,997)	(125,113)

The decrease in “Other finance income—Other” was due mainly to a decrease during fiscal 2023 in profit on securities revaluation.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29. Earnings per share
Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted-average common shares	Earnings per share attributable to Toyota Motor Corporation

For the year ended March 31, 2021
Net income attributable to Toyota Motor Corporation	2,245,261

Basic earnings per share attributable to Toyota Motor Corporation	2,245,261	13,976,442	160.65
Effect of dilutive securities
Model AA Class Shares	12,569	229,694

Diluted earnings per share attributable to Toyota Motor Corporation	2,257,830	14,206,137	158.93

For the year ended March 31, 2022
Net income attributable to Toyota Motor Corporation	2,850,110

Basic earnings per share attributable to Toyota Motor Corporation	2,850,110	13,887,348	205.23
Effect of dilutive securities
Model AA Class Shares	23	311

Diluted earnings per share attributable to Toyota Motor Corporation	2,850,132	13,887,659	205.23

For the year ended March 31, 2023
Net income attributable to Toyota Motor Corporation	2,451,318

Basic earnings per share attributable to Toyota Motor Corporation	2,451,318	13,658,382	179.47
Effect of dilutive securities
Model AA Class Shares	—	—

Diluted earnings per share attributable to Toyota Motor Corporation	2,451,318	13,658,382	179.47

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

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation shareholders’ equity	Common shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share

As of March 31, 2022	26,245,969	13,778,302	1,904.88
As of March 31, 2023	28,338,706	13,565,180	2,089.08
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
“Diluted earnings per share attributable to Toyota Motor Corporation” equals “Basic earnings per share attributable to Toyota Motor Corporation” for the year ended March 31, 2023, because there were no
potential dilutive shares during that period as the acquisition of all outstanding First Series Model AA Class Shares took place on April 2, 2021, and the cancellation of all First Series Model AA Class Shares was completed on April 3, 2021
30. Contractual commitments and contingent liabilities
(1) Contractual commitments
Contractual commitments relating to purchase of property, plant and equipment, other assets, and services are ¥349,143 million, ¥522,336 million as of March 31, 2022 and 2023.
(2) Guarantees
Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and as of March 31, 2023, range from 1 month to 8 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payment.
The maximum potential amount of future payments are ¥3,641,978 million and ¥3,600,631 million as of March 31, 2022 and 2023. Liabilities for guarantees totaling ¥21,869 million, and ¥16,759 million have been provided as of March 31, 2022 and 2023. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.
(3) Market treatment such as recalls, damages and lawsuits
Toyota and other automakers have been named in certain class actions filed in Mexico, Australia, Israel and Brazil relating to Takata airbag issues. The actions in Israel and Brazil are being litigated. The actions in Mexico and Australia have been resolved.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota is named as a defendant in an economic loss class action lawsuit in Australia in which damages are claimed on the basis that diesel particulate filters in certain vehicle models are defective. Toyota received an unfavourable judgment both in the primary court on April 7, 2022 and in the appeal court on March 27, 2023. The judgments included a finding that there was a perceived reduction in vehicle value of certain vehicle models. Toyota disagrees with the judgments and has filed an application for a further appeal. Other claims of economic loss in this class action lawsuit continue to be litigated at the court of first instance. In estimating the provision we should record in the consolidated financial statements as a result of the aforementioned judgments, Toyota has considered various factors including the legal and factual circumstances of the case, the contents of the judgements, and the views of legal counsel. The currently estimated probable economic outflow related to the class action is immaterial to Toyota’s consolidated financial position, results of operations and cash flows. At this stage, however, the final outcome and therefore ultimate financial liability for Toyota on account of this matter cannot be predicted with certainty.
In April 2020, Toyota reported possible anti-bribery violations related to a Thai subsidiary to the SEC and the Department of Justice (“DOJ”), and is cooperating with their investigations. Investigations by governmental authorities related to these matters could result in the imposition of civil or criminal penalties, fines or other sanctions, or litigation. Toyota cannot predict the scope, duration or outcome of these matters at this time.
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
TMC has a concentration of labor supply in employees working under coll
e
ctive bargaining agreements and a substantial portion of these employees are working under the agreement that will expire on December 31, 2023.
31. Details of company organization
(1) Major subsidiaries
Toyota primarily conducts business in the automotive industry. Toyota also conducts business in finance and other industries.
Toyota’s major subsidiaries are as follows:
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other business consists of information technology-related businesses and other businesses.
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
Related to securitization transactions, ¥3,367,601 million and ¥5,037,203 million receivables related to financial services, ¥3,882,623 million and ¥5,245,195 million secured debt were included in Toyota’s consolidated financial statements as of March 31, 2022 and 2023, respectively.

(ii)	Unconsolidated structured entities
Other investment trusts and other special purpose entities are instructed based on contractual arrangements, and are designed so that voting or similar rights are not the dominant factor in deciding who controls the entities. The trusts and the special purpose entities are defined as structured entities but are determined that Toyota lacks the power to direct the activities of these investments that most significantly impact the trust’s economic performance and, therefore does not consolidate the investment trusts and the special purpose entities. Investments in the investment trusts and the special purpose entities are held at fair value and are included in “Other financial assets” in the consolidated statement of financial position. The maximum exposure to loss is limited to the carrying value of its investment. The carrying value of the trusts totaled ¥18,829 million and ¥17,217 million as of March 31, 2022 and 2023, respectively. The carrying value of the special purpose entities totaled ¥1,073,137 million and ¥784,826 million as of March 31, 2022 and 2023, respectively. Toyota does not provide support that is not contractually required to the investments.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32. Related party transactions
(1) Transactions with associates and joint ventures
The balances and turnover of receivables and payables with associates and joint ventures accounted for under the equity method are as follows:

	Yen in millions
	March 31,
	2022	2023

Trade accounts and other receivables
Associates	302,212	447,400
Joint ventures	64,195	85,275

Total	366,407	532,674

Trade accounts and other payables
Associates	1,086,397	1,459,209
Joint ventures	5,112	695

Total	1,091,509	1,459,904

	Yen in millions
	For the years ended March 31,
	2021	2022	2023

Sales revenues
Associates	1,138,144	1,948,681	2,821,963
Joint ventures	499,437	413,703	722,278

Total	1,637,582	2,362,384	3,544,240

Cost of products sold (purchases)
Associates	5,983,797	7,946,788	9,891,804
Joint ventures	51,434	308	59,703

Total	6,035,231	7,947,095	9,951,507

Dividends from associates and joint ventures accounted for under the equity method are ¥252,557 million and ¥349,632 million for the years ended March 31, 2022 and 2023, respectively. In addition, Toyota does not engage in transactions with associates and joint ventures outside of the normal course of business.
(2) Compensation of key management
The compensation for the directors and audit & supervisory board members of TMC is as follows:

	Yen in millions
	For the years ended March 31,
	2021	2022	2023

Monthly compensation	987	1,083	1,226
Bonus	748	196	397
Share compensation	364	772	808
Other	747	—	—

Total	2,847	2,051	2,430

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Other” refers to income tax compensation that was granted to a member of the Board of Directors, Mr. Didier Leroy, with respect to his remuneration during the period in which he served as a member of the Board of Directors. Mr. Leroy retired on June 11, 2020.
33. Supplemental cash flow information
“Other, net” in cash flows from investing activities includes a net decrease in time deposits of ¥2,070,726 million and a net decrease in time deposits of ¥307,970 million for the year ended March 31, 2022 and 2023, respectively.
34. Significant subsequent events
On May 30, 2023, Toyota, Daimler Truck, MFTBC and Hino concluded a memorandum of understanding on accelerating the development of advanced technologies and conducting a business combination of MFTBC and Hino so as to collaborate toward achieving carbon neutrality, create a prosperous mobility society by developing CASE technologies and strengthening the commercial vehicle business on a global scale, and build a globally competitive Japanese commercial vehicle manufacturer.
MFTBC and Hino will become wholly owned subsidiaries of a new listed holding company. Toyota and Daimler Truck will equally invest in the holding company and will collaborate on the development of hydrogen and other CASE technologies to support the competitiveness of the new company. The parties endeavor to develop and execute definitive agreements related to this transaction, including those concerning details related to the scope and nature of the collaboration, including the name, location, shareholding ratio and corporate structure of the new holding company, during the fiscal year ended March 31, 2024 and expect to close the transaction by December 31, 2024. Accordingly, we cannot currently estimate the impact of this agreement on Toyota’s consolidated financial statements.

ITEM 19. EXHIBITS
Index to Exhibit

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation) (incorporated by reference to Exhibit 1.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022, filed with the SEC on June 23, 2022 (file no. 001-14948))

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to Exhibit 1.2 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022, filed with the SEC on June 23, 2022 (file no. 001-14948))

1.3	Amended and Restated Regulations of the Audit & Supervisory Board of the Registrant (English translation)

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation) (incorporated by reference to Exhibit 2.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2021, filed with the SEC on June 24, 2021 (file no. 001-14948))

2.2	Form of Amended and Restated Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 to Toyota’s Registration Statement on Form F-6, filed with the SEC on September 21, 2021 (file no. 333-259683))

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)

2.4	Description of Toyota’s Common Stock (incorporated by reference to “Item 10.B. Memorandum and Articles of Incorporation” of this annual report)

2.5	Description of Toyota’s American Depositary Shares (incorporated by reference to Exhibit 2.5 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022, filed with the SEC on June 23, 2022 (file no. 001-14948))

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its members of the board of directors and operating officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation) (incorporated by reference to Exhibit 11.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2021, filed with the SEC on June 24, 2021 (file no. 001-14948))

12.1	Certifications of the Registrant’s President and Member of the Board, as well as Member of the Board, pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s President and Member of the Board, as well as Member of the Board, pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the registrant’s Annual Report on Form 20-F for the year ended March 31, 2023, has been formatted in Inline XBRL

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ Masahiro Yamamoto
Name:	Masahiro Yamamoto
Title:	Chief Officer, Accounting Group
Date: June 30, 2023