Form 20-F/A
period 2016-03-31
TOYOTA MOTOR CORP/
filed 2024-02-06
CIK 1094517

As filed with the U.S. Securities and Exchange Commission on February 6, 2024

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

This Amendment No. 2 (the “Amendment”) to the Annual Report on Form 20-F of Toyota Motor Corporation for the fiscal year ended March 31, 2016 filed with the Securities and Exchange Commission on June 24, 2016 (the “Original Filing”), as amended by Amendment No. 1 filed with the SEC on November 4, 2021 (the “Amendment No. 1 Filing”), is filed to disclose pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 additional information that Toyota Motor Corporation became aware of after the Amendment No. 1 Filing under “Item 4.B — Business Overview — Governmental Regulation, Environmental and Safety Standards — Disclosure of Iranian Activities under Section 13(r) of the Securities Exchange Act of 1934.” Other than this additional compliance disclosure, no part of the Original Filing is amended hereby, and this Amendment does not reflect events that have occurred after the Original Filing date.

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

•	Toyota Tokyo Rental & Leasing Co., Ltd. (“TTRL”), a wholly-owned subsidiary of Toyota, leased six vehicles to the Iranian embassy in Japan.

The above activities contributed an insignificant amount of gross revenues and net profit to Toyota. Toyota believes that none of the above transactions subject it or its affiliates to U.S. sanctions. As of the date of the Amendment No. 1 Filing, TMT intended to cease conducting its activities described above, except that it intended to provide to the Iranian embassy necessary repair services in case of a recall or other safety measures recalls and other safety measures in accordance with applicable laws and regulations. As of the date of this Amendment, Toyota Mobility Service Co., Ltd., which is the successor entity to TTRL and a wholly-owned indirect subsidiary of Toyota, intends to cease conducting its activities described above.

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

Date: February 6, 2024