Form 20-F/A
period 2021-03-31
TOYOTA MOTOR CORP/
filed 2024-02-06
CIK 1094517

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

This Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F of Toyota Motor Corporation for the fiscal year ended March 31, 2021 filed with the Securities and Exchange Commission on June 24, 2021 (the “Original Filing”) is filed to disclose pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 additional information that Toyota Motor Corporation became aware of after the Original Filing under “Item 4.B — Business Overview — Disclosure of Iranian Activities under Section 13(r) of the Securities Exchange Act of 1934.” Other than this additional compliance disclosure, no part of the Original Filing is amended hereby, and this Amendment does not reflect events that have occurred after the Original Filing date.

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

During the fiscal year ended March 31, 2021:

•

Toyota Mobility Service Co., Ltd. (“TMSC,” established in 2018 through a merger between Toyota Fleet Leasing Co., Ltd. and Toyota Tokyo Rental & Leasing Co., Ltd.), a wholly-owned indirect subsidiary of Toyota, leased one vehicle to the Iranian embassy in Japan.

This activity contributed an insignificant amount of gross revenues and net profit to Toyota. Toyota believes that the above transaction does not subject it or its affiliates to U.S. sanctions. As of the date of this Amendment, TMSC intends to cease conducting the activity described above.

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