Form 20-F
period 2024-03-31
TOYOTA MOTOR CORP/
filed 2024-06-25
CIK 1094517

As filed with the U.S. Securities and Exchange Commission on June 25, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: March 31, 2024
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
471-8571
,
Japan
(Name, telephone,
e-mail
and/or facsimile number and address of registrant’s contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares * Common Stock **	TM	The New York Stock Exchange

*	Each American Depositary Share representing ten shares of the registrant’s Common Stock.
**	No par value. Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the U.S. Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
13,474,172,027
 shares of common stock (including
321,674,315
shares of common stock in the form of American Depositary Shares) as of March

31, 2024
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
of the Exchange Act): Yes ☐ No
☒

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year referred to. All other references to years refer to the applicable calendar year unless the context otherwise requires. Unless the context otherwise requires or as otherwise expressly stated, references in this prospectus supplement to “TMC” refers to Toyota Motor Corporation, “Toyota,” “we,” “us,” “our” and similar terms refer to Toyota Motor Corporation and its consolidated subsidiaries, as a group, and as of March 31, 2024, “Toyota Group” refers to Toyota Motor Corporation, Toyota Industries Corporation, Aichi Steel Corporation, JTEKT CORPORATION, Toyota Auto Body Co., Ltd., Toyota Tsusho Corporation, AISIN CORPORATION, DENSO Corporation, TOYOTA BOSHOKU CORPORATION, TOYOTA FUDOSAN CO., LTD., TOYOTA CENTRAL R&D LABS., INC., Toyota Motor East Japan, Inc., Toyoda Gosei Co., Ltd., Hino Motors, Ltd., Daihatsu Motor Co., Ltd., Toyota Housing Corporation, Toyota Motor Kyushu, Inc. and Woven by Toyota, Inc, collectively.
Toyota’s consolidated financial statements in this annual report have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”). IFRS Accounting Standards also includes International Accounting Standards (“IASs”) and the related interpretations of the interpretations committees (SIC and IFRIC). As such, we make an explicit and unreserved statement of compliance with IFRS Accounting Standards with respect to our consolidated financial statements as of and for the fiscal years ended March 31, 2022, 2023 and 2024 included in this annual report.
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
Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in forward-looking statements as a result of various factors. Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward- looking statements are identified in “Risk Factors” and elsewhere in this annual report, and include, among others:
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
Reviewing the world economy for fiscal 2024, it remained steady mainly in the U.S., where employment stayed strong, despite the effects of high inflation and interest rates and a stagnant real estate market in China. The automotive market grew significantly from the previous year, thanks to a surge of pent-up
demand as semiconductor supply constraints eased. Changes in demand for automobiles are continuing, and it is unclear how this situation will transition in the future. Toyota’s financial condition and results of operations may be adversely affected if the changes in demand for automobiles continues or progresses further beyond Toyota’s expectations. Demand may also be affected by factors directly impacting vehicle price or the cost of purchasing and operating vehicles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations (including tariffs, import regulation and other taxes). Volatility in demand may lead to lower vehicle unit sales, which may result in downward price pressure and adversely affect Toyota’s financial condition and results of operations.
Toyota’s future success depends on its ability to offer new, innovative and competitively priced products that meet customer demand on a timely basis.
Meeting customer demand by introducing attractive new vehicles and reducing the amount of time required for product development are critical to automotive manufacturers. In particular, it is critical to meet customer demand with respect to quality, safety, reliability and sustainability. The timely introduction of new vehicle models and vehicle features, at competitive prices, meeting rapidly changing customer preferences and demand is more fundamental to Toyota’s success than ever, as the automotive market is rapidly transforming in light of the changing global economy and technological advances. There is no assurance, however, that Toyota will adequately and appropriately respond to changing customer preferences and demand with respect to quality, safety, reliability, styling, sustainability and other features in a timely manner. Even if Toyota succeeds in perceiving customer preferences and demand, there is no assurance that Toyota will be capable of developing and manufacturing new, price competitive products in a timely manner with its available technology, intellectual property, sources of raw materials and parts and components, and production capacity, including cost reduction capacity. Further, there is no assurance that Toyota will be able to offer new products or implement capital expenditures at the level and times planned by management, including as described in targets or goals that we have disclosed publicly. Toyota’s inability to develop and offer products that meet customers’ preferences and demand with respect to quality, safety, reliability, styling, sustainability and other features in a timely manner could result in a lower market share and reduced sales volumes and margins, and may adversely affect Toyota’s financial condition and results of operations.
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
In the highly competitive automotive industry, it is critical to maintain and develop a brand image and reputation. In order to do so, it is necessary to further increase stakeholders’ confidence by ensuring that Toyota, the Toyota Group and its suppliers thoroughly comply with laws and regulations, provide safe, high-quality products that meet customer preferences and demand, as well as timely and appropriately disseminate information to stakeholders. It is also becoming increasingly important for companies to contribute to sustainability.
However, the Toyota Group may not be able to ensure that it or its suppliers do so in all cases. For instance, at the consolidated subsidiary level, Hino Motors, Ltd. (“Hino”) and Daihatsu Motor Co., Ltd. (“Daihatsu”) announced vehicle model certification issues in March 2022 and in April 2023, respectively. In addition, Toyota Motor Corporation investigated certain of its model certification applications as per instructions from the

Ministry of Land, Infrastructure, Transport and Tourism of Japan (“MLIT”) on January 26, 2024. Toyota Motor Corporation has confirmed that since 2014 seven models, including some that have already been discontinued, were tested as part of such applications using methods that differed from government standards, and it reported this to MLIT on May 31, 2024. See “Item 4. Information on the Company — 4.B Business Overview — Selected Initiatives” for further discussion of these and related matters.
In addition, actual or perceived failures on the part of Toyota or its suppliers to contribute to sustainability or to meet certain sustainability-related goals or objectives, including those relating to climate change or the protection of human rights in Toyota’s supply chain, may also harm Toyota’s reputation. Any insufficient measures taken by Toyota, the Toyota Group or their suppliers to maintain and develop Toyota’s brand image and reputation may have an adverse effect on Toyota’s financial condition and results of operations.
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
Despite security measures, Toyota’s digital and information technology networks and systems may be vulnerable to damage, disruptions, shutdowns due to unauthorized access or attacks by hackers, computer viruses, breaches due to unauthorized use, errors or malfeasance by employees and others who have or gain access to the networks and systems Toyota depends on or otherwise uses, service failures or bankruptcy of third parties such as software development or cloud computing vendors, power shortages and outages, and utility failures or other catastrophic events like natural disasters. In particular, cyberattacks or other intentional malfeasance are increasing in terms of intensity, sophistication and frequency, and Toyota has been and expects to continue to be the subject of such attacks. Such attacks have, in some cases, and could again disrupt critical operations, disclose sensitive data, interfere with information services and driving assistance functions in Toyota’s vehicles, and/or give rise to legal claims or proceedings, liability or regulatory penalties under applicable laws, which could have an adverse effect on Toyota’s brand image and its financial condition and results of operations. Moreover, similar attacks on Toyota’s suppliers and business partners have had, and may in the future have, a similar negative impact on Toyota.
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
The physical risks of climate change include both acute, event-driven risks such as those relating to hurricanes, floods and tornadoes, as well as longer-term weather patterns and related effects, such as sustained higher temperatures, sea level rise, drought and increased wildfires. Despite Toyota’s contingency planning, in addition to large-scale disasters due to extreme weather conditions. the increase and intensification of severe weather events such as heat waves is expected to increase the risk of heat stroke and water shortages due to drought. Such severe weather events and other natural conditions have in the past harmed, and may in the future again harm, Toyota’s employees or its facilities and other assets, as well as those of Toyota’s suppliers and other business partners, thereby adversely affecting Toyota’s production, sales or other operational capacities. Large-scale disasters and other events may also adversely affect the financial condition of Toyota’s customers, and thereby demand for its products and services.
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
Furthermore, Toyota has published disclosures on climate-change related matters relating to its business and its partners. Such disclosures include forward-looking statements based on Toyota’s expectations and assumptions, involving substantial discretion and forecasts about costs and future circumstances, which may prove to be incorrect. In addition, Toyota’s initiatives relating to climate change may not have the intended results, and estimates concerning the timing and cost of implementing, and ability to meet, stated goals are subject to risks and uncertainties. As a result, Toyota may not be able to meet its goals, including those set forth in this annual report, on expected timing or within expected costs.

In particular, progress toward achieving Toyota’s climate-related targets requires significant investment of resources and management time, as well as further improvement of compliance and risk management systems, internal controls and other internal procedures. Toyota’s ability to achieve its climate-related goals, which are to be pursued over the long-term and are inherently aspirational, is subject to numerous risks and uncertainties, many of which are outside of Toyota’s control, such as changes in environmental and energy regulation and policy, the pace of technological change and innovation, and the actions of Toyota’s customers and competitors. Any failure, or perceived failure, by Toyota to achieve its climate-change related goals, including those set forth in this annual report, could adversely impact its reputation, financial condition and results of operations.
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
High prices of raw materials and strong pressure on Toyota’s suppliers has and could continue to negatively impact Toyota’s profitability.
Increases in raw materials prices that Toyota and Toyota’s suppliers use in manufacturing their products or parts and components such as steel, precious metals, non-ferrous
alloys including aluminum, and plastic parts, may lead to higher production costs for parts and components. This could, in turn, negatively impact Toyota’s profitability if Toyota is not able to pass all those costs on to its customers.
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
The worldwide automotive industry is subject to various laws and governmental regulations including those related to vehicle safety and environmental matters such as emission levels, fuel economy, noise and pollution. In particular, automotive manufacturers such as Toyota are required to implement safety measures such as recalls for vehicles that do not or may not comply with the safety standards of laws and governmental regulations. In addition, Toyota may, in order to reassure its customers of the safety of Toyota’s vehicles, decide to voluntarily implement sales suspensions, recalls or other safety measures even if the vehicle complies with the safety standards of relevant laws and governmental regulations. If Toyota launches products that result in safety measures such as recalls (including where parts related to recalls or other measures were procured by Toyota from a third party), Toyota may incur various costs including significant costs for free repairs. Similarly, many governments also impose tariffs and other trade barriers, taxes and levies, or enact price or exchange controls. Furthermore, the failure to comply with such regulations could result in legal proceedings, recalls, negotiated remedial actions, fines, corrective orders, revocations of government approvals and the imposition of other government sanctions, restricted product offerings, compensatory payments or adverse consequences. Toyota has incurred significant costs in response to governmental regulations and actions, including costs relating to changes in global trade dynamics and policies, and expects to incur such costs in the future. Furthermore, new legislation or regulations or changes in existing legislation or regulations may also subject Toyota to additional costs in the future. If Toyota incurs significant costs related to implementing safety measures or responding to laws, regulations and governmental actions, Toyota’s financial condition and results of operations may be adversely affected.
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

ITEM 4. INFORMATION ON THE COMPANY
4.A HISTORY AND DEVELOPMENT OF THE COMPANY
Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code of Japan and continues to exist under the Companies Act of Japan (the “Companies Act”). Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly Toyoda Automatic Loom Works, Ltd.). Toyota became a separate company in August 1937. In 1982, the Toyota Motor Company and Toyota Motor Sales merged into one company, the Toyota Motor Corporation of today. As of March 31, 2024, Toyota operated through 577 consolidated subsidiaries (including structured entities) and 165 associates and joint ventures accounted for by the equity method.
See “Item 4. Information on the Company — 4.B Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures between April 1, 2021 and March 31, 2024 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.
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
20-F.
4.B BUSINESS OVERVIEW
Toyota primarily conducts business in the automotive industry. Toyota also conducts business in finance and other industries. Toyota sold 9,443 thousand vehicles in fiscal 2024 on a consolidated basis. Toyota had sales revenues of ¥45,095.3 billion and net income attributable to Toyota Motor Corporation of ¥5,071.4 billion in fiscal 2024.
Toyota’s business segments are automotive operations, financial services operations and all other operations. The following table sets forth Toyota’s sales to external customers in each of its business segments for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2022	2023	2024
Automotive	28,531,993	33,776,870	41,080,731
Financial Services	2,306,079	2,786,679	3,447,195
All Other	541,436	590,749	567,399
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

	Yen in millions
	Year Ended March 31,
	2022	2023	2024
Japan	8,214,740	9,122,282	10,193,556
North America	10,897,946	13,509,027	17,624,268
Europe	3,692,214	4,097,537	5,503,738
Asia	5,778,115	7,076,922	7,604,269
Other*	2,796,493	3,348,530	4,169,494

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.
During fiscal 2024, 21.1% of Toyota’s automobile unit sales on a consolidated basis were in Japan, 29.8% were in North America, 12.6% were in Europe and 19.1% were in Asia. The remaining 17.3% of consolidated unit sales were in other markets.
The Worldwide Automotive Market
Toyota estimates that annual worldwide vehicle sales totaled approximately 89 million units in 2023.
Automobile sales are affected by a number of factors including:

•	social, political and economic conditions;

•	introduction of new vehicles and technologies;

•	vehicle prices, costs incurred by customers to purchase and operate automobiles; and

•	the availability of parts and components that Toyota needs to manufacture its products.
These factors can cause consumer demand to vary substantially from year to year in different geographic markets and in individual categories of automobiles. Looking at the global economy in fiscal 2024, it remained steady mainly in the U.S., where consumption stayed strong, and in emerging economies, where economy was recovering due to the normalization from the economic effects of the
COVID-19
pandemic. In contrast, China stagnated due to the sluggish real estate market.
The automotive market expanded significantly from the previous year, thanks to a surge of pent-up
demand as semiconductor supply constraints eased. Although the automotive market in some countries experienced a downturn due to slowing real demand and a deteriorating loan environment, the global market expanded by 9% year over year.
Looking at the economies of major countries, in the United States, domestic demand continued to be firm due to a favorable employment and income environment. In Europe, inflation and high interest rates continued, and as a consequence, the economy was sluggish. In Japan, consumption stagnated due to the impact of inflation. In China, although the economy recovered from the impact of its zero-coronavirus
policy, the economic growth was slow due to the sluggish real estate market. In emerging countries such as India, the economy grew strongly mainly in terms of domestic demand.
Amid this environment, the automotive market expanded significantly by 9% compared to the previous year in 2023.

In North America, new vehicle sales were approximately 18.70 million units, an increase from the previous year. In Europe, new vehicle sales also increased from the previous year at approximately 17.40 million units. Sanctions from Western nations and their withdrawal from Russian-related businesses progressed, causing the Russian market to fall sharply year-on-year.
In Asia (including India but excluding Japan and China), new vehicle unit sales slightly decreased from the previous year to approximately 10.70 million units. The share of each market across the globe, which Toyota estimates based on the available automobile sales data in each country and region information, was 30% for China, 21% for North America (20% excluding Mexico and Puerto Rico), 20% for Europe and 12% for Asia. In China, new vehicle sales increased from the previous year to approximately 26.00 million units.
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
Toyota Production System (“TPS”)
TPS is imbued with the desire of Sakichi Toyoda, the founder of the Toyota Group, and Kiichiro Toyoda, the founder, “to make someone’s work easier.”
TPS was established based on two concepts:
Jidoka,
which can be loosely translated as “automation with a human touch,”—an idea of stopping equipment immediately when a problem occurs, in order to prevent defective products from being produced—and “
Just in Time
” (“JIT”), a concept based on the idea that “each process produces only what is needed for the next process in a continuous flow.” Based on the basic philosophies of jidoka
and JIT, through TPS, Toyota aims to efficiently and quickly produce vehicles of sound quality, one at a time, to fully satisfy customer requirements.
Toyota believes that improving upon TPS is essential to its future survival. Toyota has introduced TPS into development departments and administrative departments. Toyota applies TPS to its development departments not only to shorten development times and reduce costs, but also to develop our human resources, thus leading to the manufacturing of ever-better cars that customers will love.
Selected Initiatives
We made a New Management Policy & Direction Announcement on April 7, 2023. Our new management structure’s theme is “inheritance and evolution.” The most important value we have cultivated is “Let’s make ever-better cars!” While talking about cars on the front lines and striving hard to bring smiles to customers’ faces, we continue to pursue ever-better cars. Together with the 370,000 employees of Toyota around the world, our suppliers, and our dealers, we all make cars together.
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
Carbon Neutrality
We are fully committed to achieving carbon neutrality in 2050 over the entire life cycle of our vehicles. When it comes to car manufacturing, we will continue to pursue a variety of options, based on a multi-pathway approach, to stay close to the future of energy and the realities of each region.
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
We will also accelerate projects for the realization of the hydrogen society that we believe lies just beyond the BEV era. With partners across industries and countries, we will advance the expansion of the realm of hydrogen usage by such means as social implementation in Thailand and Fukushima, the mass production of commercial fuel cell electric vehicles (“FCEVs”), and the development of hydrogen engine technologies in the arena of motorsports. Furthermore, we will work with the energy industry to develop technologies for carbon- neutral fuels, including next-generation biofuels and synthetic fuels.
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
Toyota Mobility Concept
We have developed “Toyota Mobility Concept” as our vision of the mobility society that we are aiming for. Evolving the car to be more useful to society based on its essential values that have been cultivated over time, such as safety, security, and being fun to drive—to strive toward such a future, we will continue our transformation into a mobility company in following three domains.
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
Connecting the

latest hardware and software will enable cars and various software applications to freely connect. Arene will fulfill an important role as a platform to support this kind of evolution. We will do our utmost to develop a next- generation BEV for 2026 together with Woven by Toyota, Inc.
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
Electrification will be based on a multi-pathway approach. We will continue to tailor electrification to the needs of customers and individual regions by drawing on the strengths and characteristics of each vehicle type. We have plans for 2026 to release next-generation BEVs entirely different from those of today – BEVs created by carmakers. This new generation of BEVs will double driving range by compared to that of the current bZ4X using batteries with greater efficiency while also offering design and driving performance to set hearts racing.
In addition, by drawing on the strengths of TPS, we will change the way we work to reduce the number of processes for the BEV production line by half. This will entail a shift to more efficient lines, including autonomous inspections and unmanned transport powered by connected technology. We also aim to achieve carbon neutrality at all of our global plants by 2035. Also, we will overhaul existing supply chains by working with suppliers to procure superior quality parts at lower prices.
To realize these transformations, we created a new specialized unit in May 2023 to develop BEVs. Working under a single leader entrusted with full authority, this all-in-one
team will handle every function, from development to production and business operation. Supporting this is our competitiveness in such areas as per-unit
development cost and investment in
in-house
production, both of which have been halved by the Toyota New Global Architecture (“TNGA”) as compared to those before the adoption of TNGA. We will provide the team with comprehensive support through the power of our
10-million-unit-strong
sales and revenue base.
For PHEVs, by increasing battery efficiency to extend the
EV-mode
driving range beyond 200 km, we will reposition PHEVs as “the practical BEV” and will work harder on developing this as another BEV option.

For FCEVs, we will pursue mass production centered on commercial vehicles. One feature of FCEVs is that the energy source, hydrogen, is lightweight, so even when traveling longer distances the vehicle will not be as heavy as a comparable BEV, and less space for storage of the energy source is required. Refueling is also much quicker. Taking advantage of these strengths, we plan to work with business operators to promote FCEVs by starting with commercial vehicles, such as medium- to heavy-duty trucks. Additionally, in 2022 we started basic research on hydrogen engines for heavy-duty commercial vehicles.
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
Intelligent services will include new services that connect cars to cities and infrastructure. In 2023, we commenced social implementation of logistics systems that use real-time traffic information to boost transport efficiency, and systems that provide optimal energy management. Partnering with cities and public facilities, we will also expand our BEV charging network, while providing a variety of services that support the energy grid and people’s lives. These efforts are already underway at Lexus.
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
With respect to diversification of mobility, we have developed an easy-lock system for securing wheelchairs with a single motion, utilizing the know-how
we have accumulated over many years of developing welfare vehicles, and we started installing this system in vehicles in 2023.
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

In developed countries, in parallel with the preparation of next generation BEVs, we will significantly expand our product lineup, focusing on the bZ series with refined performance. In the U.S., we will start the local production of a three-row
SUV in 2025 that will be equipped with batteries to be produced in North Carolina, and we seek to increase our battery production capacity. In China, we debuted new BEV models, the bZ3C and the bZ3X, locally developed and fit to the local needs, at the Beijing International Automotive Exhibition in April 2024, and we plan to launch them in China within a year. We plan to continue to increase the number of models in the following years. In Asia and other emerging markets, we commenced local production of BEV pickup trucks in 2023 and plan to launch a compact BEV model to respond to the growing demand for BEVs. In developed countries, the switch to BEVs is moving forward as the market matures, while in emerging markets, the market is expected to expand due to demand for new and additional vehicles.
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
(continuous improvement) by leveraging the strengths of TPS, and thereby enhance our future investment capacity for the expansion of growth in BEVs and mobility areas, as well as establish a strong business foundation whereby carbon neutrality and growth can both be achieved.
While the technological innovations of electrification, intelligence and diversification are progressing, we would like to take on the challenge of contributing to regions in which we operate and to the overall good. For example, in the United States, the automotive industry is at a critical juncture, with people moving away from manufacturing and with structural costs increasing. By combining worksite-honed craftsman skills with intelligence to propose new ways of manufacturing and new “automation with human intelligence” processes, we want to do our part in preserving manufacturing in the United States while solving the country’s labor shortage problem. In Thailand, we started collaborations with Charoen Pokphand and the Siam Cement Group. This is the start of an implementation that uses electrification and connected technologies to connect vehicles, people and information, and utilize mobility as part of the social infrastructure. Through these initiatives, we will take on the challenge of solving regional problems such as serious traffic congestion, air pollution and frequent road accidents.
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
Implementation of Transformation into a Mobility Company
Toyota is taking on the challenge of transforming into a mobility company with the mission of “producing happiness for all.” We are now accelerating practical efforts to give concrete form to our vision, based on a solid management foundation in products, operations, and finances that have been established over the years.

Through the transformation into a mobility company and continuing to work on the evolution of the automobile, our goal is to contribute to creating a mobility society filled with smiling faces. We would also like to work together with many like-minded partners to achieve a new industrial structure. We believe that the key to these aims is to increase the mobility of energy and data, thereby increasing the value of mobility. Looking ahead to a future supported by electricity and hydrogen, we would like to support the creation of a society based on renewable energy in which cars serve as a medium for transporting energy and also use mobility’s value created through data to further enrich our customers’ lives.
As part of those efforts, in the past year, we have been working to implement our multi-pathway strategy. We believe that achieving a carbon-neutral society requires a multifaceted approach and practical transition that considers customer expectations, infrastructure development, and other factors.
Based on that, we are currently expanding options around the world, centering on hybrid vehicles. Further, we have been working hard to materialize BEVs, which were our missing piece, and hydrogen mobility.
Regarding BEVs, our venture to create a new car architecture is progressing, including the development of compact and lightweight power units. It has also been established that the BEV we are aiming for is not only an electrified powertrain but also a “software-defined vehicle (“SDVs”)” that is unique to Toyota and realizes a variety of mobility values for customers.
In addition, we are also developing internal combustion engines with a view toward their future utilization.
In looking at the overall picture of these options, we have positioned this year as “our first truly multi-pathway year” and are steadily moving toward materializing the various paths.
Our multi-pathway approach includes building a foundation for SDVs centering on the development of our on-vehicle
operating system, Arene. Going forward, we believe that generative AI will enhance data-created value. We intend to pursue a generative
AI-facilitated
evolution of mobility, with a focus on automated driving that provides safety and security and on SDVs. Furthermore, we believe that creating mobility value that is integrated with social systems based on energy and data requires collaboration with many colleagues, including in the infrastructure development field.
It will also require that applications and services that are close to our daily lives be more integrated with cars, which we aim to accomplish with Arene as the foundation. Together with like-minded partners, we will continue our efforts to materialize the value of mobility. To strengthen the creation of such new value, we will accelerate our forward shift in research and development and strengthen “planting seeds for the future” from a medium- to long-term perspective.
Constructing a
“10-year
Work Overview”
Group Vision and Work Foundation
In January 2024, we announced the direction the Toyota Group should take and a vision to which all Toyota Group members can return.
“Inventing our path forward, together.”
Sakichi Toyoda, the founder of the Toyota Group, invented the Toyoda wooden hand loom with the desire to make life a little easier for his struggling mother. Kiichiro Toyoda invented the domestically produced passenger car with the idea that the automobile industry must be developed by the knowledge and skills of Japanese people. Thinking of others, learning, honing skills, making things, and bringing smiles to people’s faces—that passion and attitude toward invention are truly the starting point of the Toyota Group.

In a time when there is no right answer, we will build a corporate culture in which we can say “thank you” to each other and aim to be a Toyota Group that is needed in the future, where diverse human resources can play an active role.

Recently, the Toyota Group and its subsidiaries, including Hino Motors in March 2022 and Daihatsu Motor in April 2023, have been found to be involved in a series of irregularities. We are also facing various issues caused by the lack of reserve capacity. Confronting these issues head-on
and striving to strengthen our work foundation is paramount in achieving long-term business stability.
To ensure that work is done correctly, we believe that—like quality control in manufacturing—the two concepts of “incidence prevention” and “spillover prevention” are important. Incidence prevention is an initiative to create a corporate culture in which everyone works correctly based on values and rules, with doing it the Toyota way serving as our foundation. This is an initiative to change people’s attitudes over time, and we believe it is important for top management to repeatedly demonstrate the vision and values, and to continue communicating them to the genba
(frontlines) through their own actions.
For spillover prevention, we will review our certification organization to enhance checks and balances on the development function and create a system and structure, such as TPS self-study activities (that is, activities to voluntarily learn and practice TPS) of the certification process, to stop action immediately in the event of any unforeseen events. We will pursue effective governance in the Toyota way through comprehensive measures in terms of corporate culture, mechanisms, and systems.

Our Awareness of and Involvement in the Certification Irregularities
As we move forward with our efforts, the following actions will be taken in response to the certification irregularities involving Daihatsu, Hino, and Toyota Industries Corporation (“Toyota Industries”). The root cause common to the irregularities at these three companies was a disconnect between management and the genba
(frontlines). Excessive pressure placed on workplaces led to a lack of leeway and stifled communication, resulting in a weakened awareness of legal compliance and irregularities becoming routine. Management failed to grasp the reality of workplaces and did not change the environments that gave rise to irregularities.
The management teams were responsible for what happened. The management teams at the time at all three companies clarified their responsibilities by investigating the irregularities, establishing measures to prevent recurrence, charting the next courses of action, returning bonuses, and accepting reduced compensation. Under the new management team, we will support the three companies in thoroughly preventing recurrence and fulfilling their responsibilities for the future.
Regarding Daihatsu, more than 50 Toyota members have joined the workplaces concerned, working with them to review regulations in various countries and technical drawings, as well as to conduct retests. Since the Independent Third-Party Committee’s investigation report in December 2023, management members of Daihatsu and Toyota have been meeting almost daily to discuss recurrence-prevention measures and review business schemes.
As one action to prevent recurrence, we plan to change the arrangement for compact cars to one of outsourcing from Toyota, into a system in which Toyota will be responsible for everything from development to certification, including resource management. Toyota and Daihatsu will work together to ensure that correct work takes root in workplaces, including certification work that is in line with laws and regulations.
Regarding Hino, since the irregularities were revealed, we have been discussing issues to prevent recurrence and rebuild the company, focusing on how business should be conducted. Currently, as announced in the basic agreement in May 2023, we are proceeding with the rebuilding through a business integration with Mitsubishi Fuso Truck and Bus Corporation, in collaboration with Daimler Truck Holding AG. As Hino’s parent company, we will continue to provide support.

As for Toyota Industries, although our capital relationship with it differs from those with our subsidiaries Daihatsu and Hino, as it is a member of the Toyota Group, we will provide it with the necessary support to prevent recurrence. As part of that, we will transfer the development and certification of automobile engines to Toyota. We are also creating an open relationship among top management and increasing the amount of daily communication.
Corporate Culture, Mechanisms, and Systems
The governance measures of Toyota and the Toyota Group, with the participation of outside directors and Audit & Supervisory Board Members, are summarized below.

(Corporate culture: Group vision)
The foundation for creating a corporate culture is the Toyota Group’s vision and attitudes. Through such platforms as the Akio Toyoda’s
Juku
(roundtable with employees), we engage in numerous dialogues with our genba
(frontlines) members to ensure that our vision and values are instilled in them. Recently, Chairman Toyoda attended a gathering of Daihatsu dealership representatives and spoke about the values to uphold and his thoughts on Daihatsu’s revitalization.
To change the corporate culture, top management plan to repeatedly engage in such dialogue.
As part of our efforts to build appropriate corporate cultures, we are also increasing the amount of communication among management members through occasions such as president meetings and executive vice president meetings of members of Toyota and the Toyota Group. It is believed that the foundation of group governance is to build relationships in which members of top management can communicate openly with each other daily.

(Mechanism: Reserve capacity)
Toyota is currently prioritizing the creation of “reserve capacity”. For example, in production, we lowered the maximum daily production volume from the originally planned 14,500 units to 14,000 units. In development, we optimized the number of projects by reviewing priorities and creating more capacity onsite.
This will allow us to devote much time to improving workplace communication, ensuring safety and quality in our work, improving individual skills based on job descriptions, developing a skilled workforce, and implementing other enhancements.
We are promoting these initiatives company-wide with the idea of establishing today how we will work in 10 years.
(Mechanism/System: Strengthening internal control and risk management of subsidiaries)
Also, by encouraging the top management of each company, we are strengthening our subsidiaries’ internal control systems.
For example, Daihatsu’s new Governance, Risk and Compliance Management Division and GRC* Committee were established as Daihatsu and Toyota jointly considered measures to prevent recurrence, and we will work together with them to ensure effective operations. Additionally, to expand the legal certification system, which was a particular issue this time, workplace members of Daihatsu, Hino, and Toyota Industries are gathering through TPS self-study activities to clarify their business processes.

*	Governance Risk Management and Compliance.

(System: Speak Up)
When it comes to internal reporting, we have unified the operation of our Speak Up system for raising the alarm for Toyota (internal) and externally (subsidiaries, Toyota Group, etc.), so that we will be able to respond to them more promptly than ever.
(System: Auditing expansion)
Toyota will also expand its auditing of subsidiaries.
Based on risk assessments, we plan to expand the number of subject companies and conduct audits from multiple perspectives, including corporate culture, workplace environment, and legal compliance.
In addition to audits, we have rolled out such tools as governance inspection check sheets and compliance surveys to all subsidiaries to encourage self-inspection with the involvement of top management.
Through these comprehensive measures, we will strive to improve consolidated governance.
As we keep the Toyota way as our foundation, we want to tenaciously strive—based on a desire to link our actions today to our competitiveness 10 years from now—to create environments that ensure that all employees do correct work.

Toyota Motor Corporation investigated certain of its model certification applications as per instructions from MLIT on January 26, 2024. Although the investigation is still in progress, it has confirmed that since 2014 seven models, including some that have already been discontinued, were tested as part of such applications using methods that differed from government standards, and it reported this to MLIT on May 31, 2024. The model certification applications in question involve three models currently in production (Corolla Axio, Corolla Fielder, and Yaris Cross) and four discontinued models (Crown, Isis, Sienta, and RX).
We take it seriously that the problem was discovered at Toyota Motor Corporation following the recent discovery of certification issues at Hino, Daihatsu and Toyota Industries. We will continue the investigation and take appropriate action, including conducting testing in the presence of third parties, under the guidance of MLIT.
Toyota is a company that is close to its local customers and practices product-centered management. Without wavering from this starting point, we will work hard together to create good cars that bring our customers smile. And with the slogan “Let’s change the future of cars,” we will accelerate our challenge of creating a mobility society together with many partners.
Automotive Operations
Toyota’s sales revenues from its automotive operations were ¥41,266.2 billion in fiscal 2024, ¥33,820.0 billion in fiscal 2023, and ¥28,605.7 billion in fiscal 2022.
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
In fiscal 2024, Toyota launched the
all-new
Alphard and Vellfire, which were developed from a concept of “the joy of comfortable mobility” to create a space where everyone can share consideration and appreciation in all kinds of situations. To further contribute toward carbon neutrality, Toyota plans to introduce new PHEVs in the future. Moreover, a new model has been added to the Century series, which has been sold for more than half a century as a representative chauffeur-driven vehicle of Japan. It is a next-generation chauffeur-driven vehicle that inherits Japanese aesthetics, quietness and hospitality, combines a human-centered approach, and dramatically evolves the rear-seat space to allow true comfort and elegant entry and exit. In Thailand, Toyota launched the Hilux Champ IMV 0, a new model of the IMV series. The pickup truck is regarded as a local favorite and integral to daily life in Thailand. Toyota decided to return to its origins and create an IMV pickup truck that meets the needs of customers. In addition, Toyota launched the all-new
Lexus LBX. Redefining luxury with a stylishly compact size, it provides an engaging driving experience that instills a lasting desire to continue exploring the road ahead.

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

	Thousands of Units
	Year Ended March 31,
	2022		2023		2024
	Units	%	Units	%	Units	%
Market
Japan	1,924	23.4%	2,069	23.5%	1,993	21.1%
North America	2,394	29.1	2,407	27.3	2.816	29.8
Europe	1,017	12.4	1,030	11.7	1,192	12.6
Asia	1,543	18.7	1,751	19.8	1,804	19.1
Other*	1,352	16.4	1,565	17.7	1,638	17.4

Total	8,230	100.0%	8,822	100.0%	9,443	100.0%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.
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

	Thousands of Units
	Year Ended March 31,
	2022	2023	2024
Japan :
Total market sales (excluding mini-vehicles)	2,664	2,696	2,906
Toyota sales (retail basis, excluding mini-vehicles)	1,361	1,377	1,506
Toyota market share	51.1%	51.1%	51.8%

	Thousands of Units
	Year Ended December 31,
	2021	2022	2023
North America :
Total market sales	17,861	16,597	18,762
Toyota sales (retail basis)	2,681	2,445	2,617
Toyota market share	15.0%	14.7%	13.9%
Europe :
Total market sales	16,870	14,897	17,456
Toyota sales (retail basis)	1,076	1,081	1,174
Toyota market share	6.4%	7.3%	6.7%
Asia (excluding China) :
Total market sales	9,224	10,757	10,714
Toyota sales (retail basis)	1,189	1,382	1,407
Toyota market share	12.9%	12.8%	13.1%

Japan
Japan is one of the leading countries with respect to technological advancements and improvements in the automotive industry and will continue to demonstrate such strength. Toyota strives to earn customer satisfaction by introducing products distinctive of Japan’s manufacturing ability such as value-added products including Lexus models, FCEVs, PHEVs and HEVs, vehicles with three-seat rows and mini-vehicles. Toyota endeavors to secure and maintain its significant share of and position atop, the Japanese market. Toyota held a domestic market share (excluding mini-vehicles) on a retail basis of 51.1% in fiscal 2022, 51.1% in fiscal 2023 and 51.8% in fiscal 2024.
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
In November 2021, Toyota created Toyota Battery Manufacturing, North Carolina (“TBMNC”) as the first plant to produce automotive batteries for Toyota in North America. When it comes online in 2025, it is expected that TBMNC will have four production lines, each capable of delivering enough lithium-ion
batteries for 200,000 vehicles.
In June 2023, Toyota decided to assemble an
all-new,
three-row
battery electric SUV at Toyota Motor Manufacturing Kentucky, Inc. (“TMMK”) starting in 2025. The BEV will be powered by batteries from TBMNC. Further, in October 2023, Toyota decided to additionally invest in TBMNC and announced its plan to further strengthen production capability of BEV batteries and production of PHEV batteries. Toyota plans to sequentially add eight new battery production lines, with the aim of creating a total of ten BEV/PHEV battery lines, enabling the production of a total of more than 30GWh annually.
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
In terms of production, Toyota has been conducting a significant portion of its China business, including in relation to the production and sales of vehicles, through joint ventures. Toyota has two major joint venture partners in China, namely, China FAW Group Corporation and Guangzhou Automobile Group Co., Ltd. The joint venture with China FAW Group manufactures models such as the Corolla, RAV4, bZ4X and bZ3 and the joint venture with Guangzhou Automobile Group Co., Ltd. manufactures models such as the Camry, Levin, Highlander and bZ4X.
Total vehicle sales in the Chinese market were 25.99 million vehicles in 2023, 105.6% of that of 2022, and 24.62 million vehicles in 2022, 97.8% of that of 2021. In this market, Toyota’s sales were 1.90 million vehicles in 2023, 98.3% of that of 2022, and 1.94 million vehicles in 2022, 100.0% of that of 2021. In the domestically produced passenger vehicle market in mainland China (22.71 million vehicles), Toyota had a market share of 8.4%. Toyota has been expanding the distribution network for locally produced vehicles in cooperation with China FAW Group and Guangzhou Automobile Group under the names Tianjin FAW Toyota Motor Co., Ltd. and Guanqi Toyota Motor Co., Ltd., respectively, and for imported vehicles, Toyota has also been expanding primarily the Lexus brand sales network. Toyota seeks to increase sales by expanding the number of dealers and its product lineup. In addition, as the market in China develops and becomes more sophisticated, Toyota plans to promote so-called
“Value Chain” businesses, such as used car sales, services, financing and insurance, so as to contribute to the development of a mobility society.
South and Central America, Oceania, Africa and the Middle East
Toyota’s principal markets in South and Central America, Oceania, Africa and the Middle East (collectively, the “Four Regions”) are Brazil and Argentina in South and Central America, Australia in Oceania, South Africa in Africa and Saudi Arabia in the Middle East. The core models in the Four Regions are global models such as the Corolla, IMV (the Hilux) and Camry.
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

	Thousands of Units
	Year Ended March 31,

	2022	2023	2024
Japan	3,738	3,789	4,042
North America	1,751	1,768	1,976
Europe	707	771	846
Asia	1,499	1,859	1,876
Other*	463	507	523

Total	8,158	8,694	9,263

*	“Other” consists of Central and South America and Africa.
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
Distribution
Toyota’s automotive sales distribution network is the largest in Japan. As of March 31, 2024, this network consisted of 236 dealers employing approximately 110 thousand personnel and operating approximately 4.5 thousand sales and service outlets. TOYOTA Mobility Tokyo Inc. is the only dealer owned by Toyota and the rest are independent.

Toyota believes that this extensive sales network of independent local interests has been an important factor in its success in the Japanese market. A large number of the cars sold in Japan are purchased from salespersons who visit customers in their homes or offices. In recent years, however, the traditional method of sales through home visits is being replaced by showroom sales, and the percentage of automobile purchases through showrooms has been gradually increasing. Toyota expects this trend to continue, and accordingly is working to improve its sales activities such as customer reception and meticulous service at showrooms, as well as online sales, to increase customer satisfaction.
Sales of Toyota vehicles in Japan had been conducted through four sales channels until April 2020, but from May 2020 shifted to a framework where all of its Japanese-market vehicle models are made available through all sales outlets in Japan. In addition, Toyota introduced the Lexus brand to the Japanese market in August 2005, and currently distributes the Lexus brand vehicles through a network of 187 new-vehicle
sales outlets dedicated to the Lexus brand in order to enhance its competitiveness in the domestic luxury automotive market. The following table provides information on the dealer network as of March 31, 2024.

Dealers
Channel	Toyota Owned	Independent	Outlets
Toyota brand	1 company	232 companies	4,353 outlets
Lexus brand	23 outlets	164 outlets	187 outlets
Outside Japan, Toyota vehicles are sold through approximately 168 distributors in approximately 204 countries and regions. Through these distributors, Toyota maintains networks of dealers. The chart below shows the number of Toyota distributors as of March 31, 2024 by country and region:

Country/Region	Number of Countries	Number of Distributors
North America	3	5
Europe	53	29
China	1	4
Asia (excluding China)	19	13
Oceania	17	15
Middle East	16	14
Africa	56	48
Central and South America	39	40
Multi-pathway Strategy — Overview
The push for carbon neutrality is a matter of urgency if cars are to remain a necessary part of society. Providing our customers around the world with options for mobility under our multi-pathway strategy while also promoting the decarbonization of our monozukuri (manufacturing) and supply chains serves as the core of our activities.
Considering ways in which mobility takes into account the future of energy is important. The strategy’s basic premise is that we need to move away from fossil fuels from the perspective of the global environment and sustainability. Furthermore, over the medium- to long- term, renewable energy sources will continue to proliferate, with electricity and hydrogen emerging as the primary energy sources sustaining society. In the short term, however, it is critical to acknowledge global realities and implement changes in practical ways that maintain energy security.
This is precisely why we are committed to providing mobility options that are in tune with a diverse range of energy situations and customer needs, while also keeping an eye on the future of electricity and hydrogen. In short, the underlying concept of our multi-pathway strategy is to focus on promoting practical transition even as we pursue carbon neutrality.

BEV Strategies
On December 14, 2021, Toyota held a briefing on its BEV strategy where it announced that it would be boosting its annual BEV sales baseline in 2030 from 2 million to 3.5 million units.
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
At the New Management Policy & Direction Announcement held on April 7, 2023, Toyota announced that it will expand its current BEV lineup, aim to introduce ten new BEV models by 2026, and set a pace for annual sales of 1.5 million Toyota and Lexus brand BEV units by 2026. In addition, Toyota has plans to release next- generation BEVs in 2026 that will double the driving range compared to that of the current bZ4X by using batteries with greater efficiency.
Plans for the release of BEVs in each region are as follows.

Developed countries
In parallel with the preparation of a next-generation BEVs scheduled for launch in 2026, with a focus on the bZ series and with further refined performance, Toyota plans to greatly expand its product lineup.

The United States	In 2025, Toyota plans to start the local production of a 3-row SUV equipped with batteries to be produced in North Carolina.
China
In addition to the bZ4X and bZ3, Toyota debuted new BEV models, the bZ3C and the bZ3X, locally developed and fit to local needs, in April 2024, and Toyota plans to continue increase the number of models in the following years.

Asia and other emerging markets (Global South)	In order to respond to the growing demand for BEVs, Toyota started local production of BEV pickup trucks by the end of 2023 and plans to also launch a small BEV model.
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
We plan to roll out next-generation BEVs globally and as a full lineup to be launched in 2026. If we successfully achieve the annual BEV sales baseline of 3.5 million for 2030, we plan to prepare providing 1.7 million units out of the 3.5 million overall BEV unit baseline from the BEV Factory. We expect that our next-generation BEVs will adopt our new batteries, through which we are determined to become a world leader in battery EV energy consumption. With the resources we earn, we will improve our product appeal to exceed customer expectations and secure earnings.
The battery is the heart of the BEV. Just as the heart pumps blood through the body, the battery transfers electricity to the vehicle. As Toyota advances its efforts toward introducing next-generation BEVs in 2026, it is also evolving batteries with new technologies to meet customer expectations.
Liquid
lithium-ion
batteries, which are currently the mainstream, will gain enhanced performance through improvement to the energy density of prismatic batteries, an area in which Toyota has longstanding expertise. In addition, by using the bipolar battery structure developed for HEVs in BEVs, we will expand our lineup to provide customers with a variety of options, from low-cost
batteries for popularization to batteries optimized for maximum performance.
Furthermore,
all-solid-state
batteries, which are highly anticipated as game-changers, are finally approaching the phase of practical application for use in BEVs. Our full lineup of competitive batteries will support the evolution of Toyota’s BEVs in the future.
The performance version next-generation battery is being developed with Prime Planet Energy & Solutions Corporation, while the popularization and high-performance versions of the next-generation battery, high-performance versions of the bipolar lithium-ion
battery, and
all-solid-state
battery for BEVs are being developed with Toyota Industries, combining the knowledge of the Toyota Group.
In May 2023, Toyota announced that it intends to invest roughly 5 trillion yen investment in BEV production, additional battery plants, and research and development expenses through 2030.
Liquid
Lithium-ion
Battery Development
1. Next-generation Batteries: Performance Version
We aim for the next-generation BEVs to be introduced in 2026 to have a cruising range of 1,000 km.* For such cars, we are developing a performance-oriented rectangular battery to expand the degree of freedom in vehicle design. While increasing the energy density of the battery, we also aim to extend cruising range by improving vehicle efficiencies, such as aerodynamics and weight reduction, while at the same time reducing costs by 20% compared with the current bZ4X and achieving a quick charge time of 20 minutes or less
(state-of-charge
(“SOC”) =10–80%).
2. Next-generation Batteries: Popularization Version
Toyota is also developing good,
low-cost
liquid lithium batteries that will contribute to the widespread use of BEVs to provide customers with a variety of battery options. Bipolar structure batteries, which have been used in the Aqua and Crown hybrid vehicles, are now being applied to BEVs. These batteries use inexpensive lithium iron phosphate (LFP) and are expected to be commercialized in 2026–2027. We are aiming for a 20% increase in cruising range* and 40% reduction in cost compared with the current bZ4X, as well as quick recharging in 30 minutes or less (SOC=10–80%). We are also considering installing these batteries in BEVs in the popularization price range.

In a regular battery, individual current collectors are coated on both sides with either an anode or cathode, then paired to make a set. In contrast, every current collector in a bipolar configuration is coated with an anode on one side and a cathode on the other, making for a simpler structure that requires only one-third
as many components. At the same time, material costs can be reduced by using LFP for the cathode in place of rare metals, such as nickel and cobalt. However, to make these batteries a reality, Toyota must overcome three difficulties: applying the material evenly, doing so at high speeds, and simultaneously sealing all the cells. Furthermore, all this needs to be achieved in batteries large enough to power a car.
In tackling these challenges, Toyota is drawing on 26 years of battery production technologies honed through its HEVs along with bipolar nickel-metal hydride battery technology and expertise, precision coating used for FCEVs, and various digital technologies. Using all of these together, we are advancing development toward mass production.
3. Bipolar
Lithium-ion
Battery: High-performance Version
The high-performance version of the battery combines the best aspects of both the performance and popularization versions. This battery combines a bipolar structure with a high-nickel cathode to achieve further advances. We expect an even greater performance than the performance version of the prismatic battery will be achieved along with a 10% increase in cruising range* and a 10% reduction in cost, as well as a quick charge time of 20 minutes or less (SOC=10–80%). We aim to commercialize this battery in 2027-2028.
(* Including vehicle efficiency improvements such as aerodynamics and weight reduction.)

Development of
All-solid-state
Batteries
All-solid-state
batteries have a solid electrolyte, allowing faster movement of ions and greater tolerance of high voltages and temperatures. It is hoped that this technology will result in increased power output, longer cruising range, and shorter charging times.
The tradeoff, meanwhile, is thought to be a shorter battery life. Solid electrolytes repeatedly expand and contract as the battery charges and discharges, which can create cracks in the solid-state battery that inhibit the movement of ions between the cathode and anode. Toyota has discovered a new technology that overcomes this issue. Aiming for commercialization in 2027–2028, Toyota continues to advance product development and the development of mass production methods.
In October 2023, Toyota announced a partnership with Idemitsu Kosan Co., Ltd. (“Idemitsu”) to work toward the mass production of all-solid-state
batteries for BEVs. Through the integration of materials development technologies of both companies, including Idemitsu’s materials manufacturing technologies and Toyota’s battery processing and assembly technologies honed in on electrified vehicle development, we both aim to realize the mass production of solid electrolytes and all-solid-state
batteries that will be widely used by consumers.
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
To respond to the rapid changes in the market, we established in July 2023 a new business unit called Hydrogen Factory, which is able to make rapid decisions under one leader, from sales to development and production, all at once. The Hydrogen Factory promotes business on three axes. The first is localizing R&D and production in countries within the major markets. We are working to accelerate our efforts by establishing local bases, mainly in Europe and China. The second is strengthening alliances with leading partners. We do our best to deliver affordable fuel cells to our customers by consolidating sufficient quantities through alliances. The third is competitiveness and technology. We are working on “innovative evolution of competitive next-generation fuel cell technologies,” such as next-generation cell technologies and fuel cell systems.
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
Hydrogen is an important fuel in Toyota’s CO
2
emission reduction efforts aimed at achieving carbon neutrality. We are promoting its utilization to contribute to the creation of a hydrogen-powered society. Our efforts to this end include the development and demonstration of FCEVs, such as passenger cars and commercial trucks and buses, fuel cell stationary generators, and hydrogen engine vehicles with internal combustion engines. Through such initiatives, we are working with various industry partners in the areas of producing, transporting, and using hydrogen.
Fuel cell systems comprise stacks of circuits embedded in thin sheets, called the “cells,” that generate electricity through chemical reactions between oxygen and hydrogen. Toyota is developing innovative next-generation fuel cells that is expected to deliver industry-leading performance for commercial use (long life, low cost, and low fuel consumption).

These next-generation cells, which we aim to commercialize in 2026, are expected to improve generating capacity by 30% compared with current fuel cells. On the durability front, FCEVs could stay on the road 2.5 times as long as standard diesel machines before requiring maintenance, making them virtually maintenance-free over the life of a vehicle. Compared with current cells, Toyota’s next-generation systems will also halve the cost of fabricating a stack and increase cruising range by 20%. This improvement will make it possible to drive from Tokyo to Osaka without refueling.
These next-generation cells reflect the expertise that Toyota has built up over 30 years: real-time measurement and analysis of the processes occurring within cells, simulations for nanoscale mapping of chemical reactions, and precision coating of the catalysts that drive these reactions. Toyota’s advanced technical capabilities help inhibit deterioration caused by corrosion and other factors, lowering the cost of materials needed for manufacturing.
To accelerate the expansion of hydrogen demand, we are taking on the standardization of tanks for large commercial vehicles, which are expected to consume hydrogen on a large scale. We aim to reduce manufacturing costs by 25% by unifying the tank standards of European, U.S., and Japanese companies in order to realize economies of scale. We are also developing liquid hydrogen tanks for large commercial vehicles.
By applying the fuel cell stack and cell technologies developed for the Mirai, we have developed a new electrolyzer that produces hydrogen by electrolyzing water. Trials of this electrolyzer began in March 2023 at the DENSO Fukushima plant. Furthermore, we have started an initiative to produce hydrogen from biogas derived from local chicken manure and food waste in Thailand in collaboration with Mitsubishi Kakoki Kaisha, Ltd. and Toyota Tsusho Corporation.
Development of Hydrogen Engines
In 2024, Toyota’s efforts to race a Corolla equipped with one of its hydrogen engines currently in development entered their fourth year. Hydrogen engines work like modified versions of conventional gasoline engines powered by burning hydrogen directly as fuel. The fuel is 100% pure hydrogen, unmixed with gasoline. As no fossil fuels are burned, hydrogen-engine vehicles emit almost no CO
2
when in operation—only that from the combustion of minute amounts of engine oil. The hydrogen engine is thus one option that offers great potential to contribute to carbon neutrality while making use of technologies for internal combustion engines built up over the decades and protecting engine-related jobs in the automotive industry.
In late 2020, after taking a test drive in a hydrogen engine prototype car, master driver Morizo (Chairman Akio Toyoda) decided on the spot to enter a hydrogen engine car in Super Taikyu Series races. The development of race vehicles is dramatically faster and more agile than that of mass-production vehicles. We decided that racing would provide the ideal environment for honing our hydrogen engines being developed with the goal of achieving carbon neutrality.
In 2021 and 2022, Toyota raced a Corolla with a hydrogen engine that ran on gaseous hydrogen fuel. Building on these achievements, in the 2023 season, we have launched a world-first initiative to expand the options for producing, transporting and using hydrogen by employing liquid hydrogen fuel.
Switching to liquid hydrogen fuel increases the fuel’s volumetric energy density, approximately doubling the vehicle’s cruising range, which had been an issue with gaseous fuel. In addition, liquid hydrogen stations take up only a quarter of the space required to install a gaseous hydrogen station, enabling refueling in the pit itself.
The liquid hydrogen-powered Corolla was scheduled to compete for the first time at the Round Suzuka Super Taikyu 5 Hours Race in March 2023. However, during a private test run shortly before the race, a vehicle fire occurred due to a hydrogen leak from a gaseous hydrogen pipe in the engine compartment. The vehicle could not be repaired in time, and Toyota was forced to drop out of the race.

Over the following two months, aiming to race in the Fuji 24 Hours Race, the design of the hydrogen piping that caused the vehicle fire was changed, with safety as the highest priority. As a result, a hydrogen engine-equipped Corolla completed the Fuji 24 Hours Race in May 2023. This achievement was made possible by agile development and improvement efforts advanced through motorsports with the support of our many partners.
Toyota could not have taken on this initiative with liquid hydrogen alone. A portion of the liquid hydrogen used in the hydrogen engine-equipped Corolla in the Fuji 24 Hours Race was lignite-derived hydrogen produced and transported from Australia in the Suiso Frontier liquid hydrogen carrier built by Kawasaki Heavy Industries, Ltd. as part of the HySTRA project. In addition, the mobile liquid hydrogen station used at the circuit was jointly developed by Iwatani Corporation and Toyota. Moreover, the switch to liquid hydrogen fuel required the modification of many parts. Through cooperation with our numerous partners, the liquid hydrogen-fueled Corolla successfully completed the race, and, as a result of such efforts, our number of partners has grown from eight companies in May 2021 to 45 companies by the end of the 2023 season.
Furthermore, the Corolla with the liquid hydrogen engine took part in Round 4: the Super Taikyu Race in Autopolis in July as well as Round 7: the
S-Tai
Final Fuji 4 Hours Race with Fuji Niq Festival in November. The maximum number of laps (cruising range) that may be driven with a single hydrogen supply rose from 16 to 20 in the six months between the May
24-hour
race at Fuji and the November final race at the same venue. Additionally, the vehicle weight was lowered by 90 kilograms. The mobile hydrogen station’s joints, which previously caused strain on operators while refueling, have become lighter, and the time needed to refuel has been cut down from one minute and forty seconds to about one minute. In these ways, both the vehicle and hydrogen station evolved significantly.
Toyota will continue to expand the possibilities of hydrogen engines. Aiming to create a carbon neutral world, we will continue to evolve alongside our partners in line with the principle of “ever-better car making from a starting point in motorsports” and our multi-pathway approach.
Toyota’s work on hydrogen engines is closely related to its work on conventional gasoline engines’ combustion technologies. Gasoline engines have up until now used rapid combustion to boost thermal efficiency and adjusted the fuel-to-air
ratio based on the situation to minimize harmful compounds. Since hydrogen burns even more quickly than gasoline, ever-more-accurate combustion control and sophisticated analysis and simulation technologies are needed, which should result in even lower CO
2
and gasoline engine emissions.
Toyota plans to leverage the significantly shorter development timeframe in motorsports as opposed to mass production vehicles. We believe that this will enable Toyota to achieve carbon neutrality while utilizing internal combustion engines.
Software and Connected Initiatives
Toyota is committed to providing new value based on software for the realization of a mobility society. By seamlessly connect daily lives and cars as well as proposing and delivering experiences and services that are one step ahead of their expectations, we will alter lifestyles, transform mobility into excitement, and enrich our customers’ lives. Connecting people and cars, and social systems and cars, will create an ecosystem that becomes part of the social system, leading to the realization of well-being.
Arene OS is a software platform that accelerates such intelligence, providing applications that bring a comfortable riding experience through advanced safety technologies and infotainment in the in-car
experience. This will be updated to reflect the changing times. Regarding the out-car
experience, we will increase the value we offer via cross-industry collaboration with partners in housing, energy, logistics and other sectors serving as essential components of social systems.

One of Toyota’s competitive advantages lies in its extensive global dealer network. By interacting directly with customers, we are able to gain a realistic understanding of the information and needs that are critical for a vehicle to add value. By combining that information and those needs with vehicle data, we create value the likes of which only Toyota can provide.
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
Safety, which helps avoid and mitigate damage from collisions with cars ahead or pedestrians; Lane Departure Alert, which contributes to preventing accidents caused by leaving the lane of travel; and Automatic High Beam, which helps ensure clear sight in front of the vehicle at night. Since its market launch in 2015, Toyota Safety Sense has been installed in more than 46 million vehicles globally as of March 2024. Toyota Safety Sense is now available on nearly all passenger car models (as standard or an option) in the Japanese, United States, and European markets. It has also been introduced in a total of 144 countries and regions, including such key markets as China, other select Asian countries, the Middle East and Australia.
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
Commercial Sector Initiatives
In April 2021, Isuzu Motors Limited (“Isuzu”), Hino, and Toyota established Commercial Japan Partnership Technologies (CJPT), a new company, with the aim to accelerate the implementation and spread of CASE in society to help address various difficulties facing the transportation industry as well as help achieve a carbon-neutral society. Suzuki Motor Corporation (“Suzuki”) and Daihatsu joined the partnership in July 2021 (In October 2023, CJPT reinstated Hino Motors Ltd. as a partner.).
Distribution by truck accounts for the majority of overland logistics in Japan, and the transportation sector (including buses and taxis) involves a number of people. Commercial vehicles account for a significant proportion of the total distance traveled by automobiles and of all CO
2
emissions from automobiles in Japan. Furthermore, more than 60,000 logistics companies operating in Japan currently face numerous management issues, such as high-frequency distribution, harsh work environments, labor shortages, and rising operating costs. The power of CASE, centered on connected technologies and services, is a promising approach to effecting improvements that will help resolve these issues. Given the increasingly pressing circumstances surrounding carbon neutrality, CJPT seeks a wide range of like-minded partners, aiming to apply their diverse strengths for the sake of those supporting transportation and for society.

Our efforts to achieve carbon neutrality center on two pillars: electrification and enhanced logistics efficiency. In the area of electrification, we will ambitiously work with more partners to find solutions to a variety of problems while giving customers more electrified vehicle options in accordance with their specific needs. We also aim to realize just-in-time
logistics to improve transport efficiency and work to reduce CO
2
emissions by constructing a platform for commercial vehicles that links the partner companies and by leveraging one of the Toyota’s strengths—the TPS.
We are working with shippers and logistics companies in Fukushima Prefecture and Tokyo on the largescale social implementation of electric vehicles. A total of 580 vehicles will be used, including heavy and light-duty fuel cell electric trucks, and light-duty BEV trucks and mini-commercial vans, to comprehensively cover transportation from trunk lines to the last mile. As of the end of October 2023, over 50 electrified vehicles have hit the roads. In addition to promoting implementation in cities with populations of around 300,000, which are common in Japan, we will also work to develop standards for these vehicles and develop an energy management system that is integrated with operation management to lessen the social burden associated with the introduction and use of electric vehicles and address transportation-related issues. Furthermore, in a public-private initiative aimed at carbon neutrality, we have begun sharing data with national bodies promoting digital transformation for commercial vehicles. This includes data about electrified vehicles on the road, such as that on driving, batteries, charging and refueling with hydrogen.
The city of Fukuoka, Fukuoka Prefecture, has begun implementing FCEVs as garbage compactor trucks, ambulances, food delivery trucks, BRT buses, and other vehicles that support daily living, utilizing hydrogen stations operated by the city and other entities. Together with local communities, we are promoting the social implementation of these vehicles to make them more familiar to residents and enable their widespread use by more municipalities.
CJPT is working with AEON KYUSHU Co., Ltd. and AEON GLOBAL SCM Co., Ltd. on a logistics improvement project for the AEON Group in the Kyushu area that is expected to solve problems faced by the logistics industry, such as soaring logistics costs and driver shortages.
By combining the accumulated logistics expertise of AEON KYUSHU and AEON GLOBAL SCM with the connected technologies of the companies participating in CJPT, the project aims to establish new operations to improve efficiency by linking each process in the supply chain as well as to improve efficiency by minimizing cargo and operational stagnation (logistics downtime) through the use of strengths in big data and real-time processing on connected technology infrastructure, among other efforts. We are advancing these initiatives in collaboration with a wide range of partners. In particular, a demonstration project that began at AEON’s Minami-Osaka distribution center in 2022 has already begun expansion to actual operations and is producing results, such as improved loading efficiency of trucks. We have applied this model to the Kyushu region, where we have confirmed certain improvements. We will further expand the range of these efforts to such areas as wholesaling from manufacturers and distribution centers to build a total logistics improvement model. We will continue ambitiously pushing forward with logistics reforms by expanding the results of our efforts with AEON in Minami-Osaka and Kyushu to an even wider range of logistics sites.
CJPT reached an agreement with Charoen Pokphand Group (“CP”) and Siam Cement Group (“SCG”) in Thailand to promote carbon-neutral initiatives that are unique to Thailand utilizing the country’s resources. To contribute to the happiness of the 67 million people of Thailand, CJPT is promoting activities under the concept of “doing what can be done now, together with partners who share the same view.”
Along with CP and SCG, Toyota, Isuzu, Hino, Suzuki, and Daihatsu will participate in CJPT-Asia, which will be established to further promote initiatives in Thailand and accelerate efforts in the three areas of energy solutions, data solutions, and mobility solutions.
1. Energy Solutions: Use of renewable energy, such as hydrogen, and energy management

2. Data Solutions: Enhancement of the efficiency of the logistics and transportation industry using connected technology to improve loading efficiency and optimize delivery routes
3. Mobility Solutions: Provision of a variety of solutions that meet Thailand’s diverse needs
We are accelerating our efforts, such as introducing heavy- and light-duty fuel cell trucks, the Hilux Revo e, the JPN Taxi
LPG-HEV,
and mini-commercial vans to the logistics and transportation industry from September 2023. In November, we also commenced pilot testing of hydrogen production from biogas at poultry farms and data-driven delivery efficiency enhancement.
Woven City
The Woven City project was first announced in January 2020. The initial building is set to be completed in summer 2024, with limited demonstration testing kicking off in 2025. Toyota and a variety of partners will work together, using Woven City, a city of test courses, to demonstrate cutting-edge technologies in such areas as automated driving, mobility as a service (MaaS), personal mobility, robotics, smart homes, and artificial intelligence (“AI”). Through these efforts, we aim to create new systems and services that will contribute to “well-being for all.” Woven City will be constructed on the site of Toyota Motor East Japan’s former Higashi-Fuji Plant, which was a pillar of production for Toyota for 53 years, starting in 1967. At its peak, the plant had 2,000 employees, and a total of 7,000 individuals worked there over its history, producing such vehicles as the Toyota Century, Toyota’s flagship chauffeur car infused with Toyota craftsmanship, and the JPN Taxi, a car that requires many times the durability of an ordinary passenger car.
The concept for Woven City can be traced back to the Great East Japan Earthquake in 2011. While he was President, Akio Toyoda sought to create jobs for the region’s people, who were hit hardest by the disaster, by creating a third base of operations in the Tohoku region. Guided by his strong leadership, Toyota established Toyota Motor East Japan, Inc. in 2012. However, this also led to the difficult decision to close the Higashi-Fuji Plant. Looking for a way to carry on the Higashi-Fuji Plant’s legacy of manufacturing to help create future mobility for the next 50 years, he arrived at the idea of transforming the site into a test course that is woven into the fabric of daily life.
The name “Woven City” comes from Toyota’s origins in automatic looms. Toyota Group founder Sakichi Toyoda was driven to invent an automatic loom out of a desire to make his mother’s work easier. We have guarded and nurtured this spirit of service to others ever since. Woven City will take up this commitment from the Higashi-Fuji Plant, growing and evolving as the foundation for a new era at Toyota.
Woven City will be a kind of test course, enabling us to rapidly implement development and demonstration cycles for diverse forms of mobility in both the virtual and the real world. Both of these are essential—alone, neither the virtual nor the real is sufficient to quickly provide mobility in today’s diversified world. Guided by the three concepts of “human-centered,” “a living laboratory,” and the “ever-evolving city,” Woven City will comprise three types of roads woven together like warp and weft: paths for people, roads shared by people and personal mobility devices, and roads for autonomous vehicles. We will use these roads to advance demonstration testing that integrates the aspects of people, vehicles, and the traffic environment. Woven City will demonstrate technologies from logistics to energy and food as it grows into a test course conducive to the timely generation of new inventions that address social issues.
At Woven City, we aim to make people happy by expanding what mobility can do for human beings and building systems that will create novel value. We will strive to invent the technologies and services that will become the future fabric of life by interweaving cars with social infrastructure to expand the mobility of people, goods, and information while inspiring excitement and moving people emotionally. This is the meaning of “expanding mobility” and the vision of Woven City. In this new city, Toyota aims to transform into a true mobility company.

With our sights on commencing limited pilot testing in 2025, we will continue to reinforce collaboration among Toyota, each company of the Toyota Group, and our external partner companies. Through Woven City, we will work to realize the Toyota Mobility Concept.
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
Toyota’s sales revenues from its financial services operations were ¥3,484.1 billion in fiscal 2024, ¥2,809.6 billion in fiscal 2023, and ¥2,324.0 billion in fiscal 2022. In fiscal 2024, Toyota’s business saw solid growth mainly due to new vehicle sales boosted by easing semiconductor supply relative to demand and accumulated balance of earning assets resulting from enhanced used-vehicle financing. Under such circumstances, as a result of Toyota’s continued collaboration with dealers in various countries and regions and efforts to expand products and services that meet customer needs, Toyota’s share of financing provided for new car sales of Toyota and Lexus vehicles in regions where Toyota Financial Services Corporation operates remained at a high level of approximately 30%, and the balance of earning assets continued to steadily increase. In addition, Toyota is making efforts to provide both its customers and dealers with stable financial services by diversifying its funding methods through direct financing from the market, such as ABCP (Asset Backed Commercial Paper) and ABS (Asset Backed Securities), in addition to using already existing means as commercial paper, corporate bonds and bank borrowings. Furthermore, Toyota continued to perform detailed credit appraisals and serve customers by monitoring bad debt and loan payment extensions, but the percentage of credit losses rose to 0.30% and 0.40% in fiscal 2023 and 2024, respectively, due to the normalization of consumption activities from the
COVID-19
pandemic. Toyota continues to work towards improving its risk management measures in connection with credit and residual value risks.
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
Finance receivables for all of Toyota’s dealer and customer financing operations were ¥31,694.3 billion as of March 31, 2024, representing an increase of 27.9% as compared to the previous year. The majority of Toyota’s financial services are provided in North America. As of March 31, 2024, 57.1% of Toyota’s finance receivables were derived from financing operations in North America, 14.5% from Europe, 11.3% from Asia, 6.2% from Japan and 10.9% from other areas.
Approximately 40% of Toyota’s unit sales in the United States during fiscal 2024 included a finance or lease arrangement with Toyota. Because the majority of Toyota’s financial services operations are related to the sale of Toyota vehicles, a decrease in vehicle unit sales may lead to a contraction of Toyota’s financial services operations.
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
Toyota’s finance subsidiaries also make term loans to dealers for facilities refurbishment, real estate purchases and working capital requirements. These loans are typically secured with liens on real estate, other dealership assets and/or personal assets of the dealers.
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
Other Financial Services
Toyota Finance Corporation launched its credit card business in April 2001 and began issuing Lexus credit cards in 2005 when the Lexus brand was introduced in Japan. As of March 31, 2024, Toyota Finance Corporation has 16.2 million card holders (including Lexus credit card holders).
All Other Operations
In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive
business activities. Sales revenues for these activities totaled ¥1,368.1 billion in fiscal 2024, ¥1,224.9 billion in fiscal 2023, and ¥1,129.8 billion in fiscal 2022.
Governmental Regulation, Environmental and Safety Standards
Toyota is required to comply with the regulations applicable to its products relating to the emission levels, fuel economy, noise, safety and so on. In addition, Toyota is subject to laws in various jurisdictions regulating the levels of pollutants generated by its plants. Toyota has incurred significant costs in complying with these laws and regulations and expects to incur significant compliance costs in the future. Toyota’s management views leadership in environmental protection as an important competitive factor in the marketplace.
International Harmonization of Vehicle Regulations
The World Forum for Harmonization of Vehicle Regulations (“WP.29”) of the United Nations Economic Commission for Europe (“UNECE”) has developed certain international rules and regulations such as the UN Regulations (“UNR”) under the 1958 Agreement and the Global Technical Regulations (“GTR”) under the 1998 Agreement and has been working to promote international harmonization of the technical prescriptions for the construction and approval of wheeled vehicles. The UNR has been adopted in jurisdictions such as Japan, EU and Russia, and each participating party’s type approvals are mutually recognized under the 1958 Agreement. The parties to the 1998 Agreement include the U.S., China and India in addition to Japan, the EU and Russia, and 24 Global Technical Regulations have been established to date. As the progress of the international harmonization of technical prescriptions will lead to the reduction of the variations in product specifications from country to country, it is expected to lead to greater efficiency in Toyota’s product development.

Japan was elected as vice chair of WP.29 in November 2022 to lead discussions of international harmonization of vehicle regulations. This was the first time that a vice chair was elected from outside Europe.
Vehicle Emissions
Japanese Standards
The Air Pollution Control Act of Japan and the Road Transport Vehicle Act and the Act Concerning Special Measures for Total Emission Reduction of Nitrogen Oxides and Particulate Matter from Automobiles in Specified Areas regulate vehicle emissions in Japan. In recent years, more stringent regulations have been introduced to match the European Standards, as can be seen from, among other things, the strengthened regulations on particulate matters emitted from gasoline-fueled vehicles, the adoption of the Worldwide Harmonized Light Vehicles Test Cycle (“WLTC”) driving cycles and the introduction of the Real Driving Emission (“RDE”).
UN-R154
has also been adopted. The Noise Regulation Act and the Road Transport Vehicle Act provide for noise reduction standards on automobiles in Japan.
U.S. Federal Standards
The federal Clean Air Act directs the Environmental Protection Agency (the “EPA”) to establish and enforce air quality standards, including emission control standards on passenger vehicles, light-duty trucks and heavy-duty vehicles. Manufacturers are not permitted to sell vehicles in the United States that do not meet the standards. In March 2014, the EPA finalized new “Tier 3” tailpipe emission and evaporative emission standards for passenger vehicles, light-duty trucks, medium-duty passenger vehicles and some heavy-duty vehicles. Under the rule, tailpipe emission standards for volatile organic compounds, carbon monoxide, nitrogen oxides, and particulate matter, as well as standards for evaporative emissions and guaranteed useful life (which relates to a vehicle’s ability to meet emission limits over time), become increasingly stringent in phases from model years 2017 to 2025. The rule brought federal emission standards for these pollutants in line with California’s emission standards. The new Tier 3 rule also required reductions in gasoline’s sulfur content beginning in model year 2017.
In March 2024, the EPA announced a final rule for Tier 4 emission standards for passenger vehicles, light-duty trucks, medium-duty passenger vehicles and some heavy-duty vehicles from model year 2027 through 2032.
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
zero-emission
vehicles or
partial-zero-emission
vehicles.
CARB also finalized the Advanced Clean Cars II (“ACC II”) regulations in November 2022. ACC II includes exhaust emissions standards for 2026 and subsequent model years, (known as the LEV IV regulations) that would further reduce emissions from light- and medium-duty vehicles. Additionally, ACC II includes an expanded ZEV mandate that increases the percentage of ZEV vehicles that manufacturers must sell in California. The new LEV IV regulations and expanded ZEV mandate apply to model years 2026 – 2035. Under the California Governor’s Order of 2020 (N 79 20), all new vehicles sold in California will be ZEVs by 2035.
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
Other States’ Standards
Seventeen states (including Colorado, Connecticut, Delaware, Maine, Maryland, Massachusetts, Minnesota, Nevada, New Jersey, New Mexico, New York, Oregon, Pennsylvania, Rhode Island, Vermont, Virginia, and Washington) have adopted regulations substantially similar to California’s LEV and ZEV requirements
Canadian Standards
Canada has finalized vehicle emission standards equivalent to the federal standards in the United States in October 2014, in response to the strengthening of the federal vehicle emission standards in the United States applicable to model years 2017 to 2025. Furthermore, certain Canadian provinces are currently considering enacting their own regulations. On January 11, 2018, the Ministry of Sustainable Development, Environment and the Fight against Climate Change of the Province of Quebec issued regulations on zero-emission
vehicles including BEVs, FCEVs and PHEVs, among others. In November 2018, the premier of British Columbia announced that the government would introduce legislation concerning zero-emission
vehicles (the
phase-in
introduction starting from model year 2020). Canada also adopted a more stringent fuel rule, which is based on the fuel rule in the United States, that reduces refineries’ annual average sulfur concentration of gasoline to 10mg/kg from 2017 with a new addition of credit system to secure compliance. In December 2023, Environment and Climate Change Canada decided to regulate zero-emission
vehicles from model years 2026 to 2035, requiring 100% zero emissions for light-duty passenger vehicles and light-duty trucks sold after 2035.
European Standards
In 2007, the European Parliament adopted more stringent emission standards for passenger vehicles and light commercial vehicles. The effective date for phasing in these stricter standards for passenger vehicles was September 2014 for Euro 6. For light commercial vehicles, the effective date was September 2015.
The primary focus of Euro 6 is to limit further emissions of diesel-powered vehicles and bring them down to a level equivalent to gasoline-powered vehicles. The EU is now implementing RDE regulations, which require manufacturers to conduct on-road
emissions tests using portable emissions testers to demonstrate compliance. Since September 2017, manufacturers have been required to reduce the divergence between the regulatory limit tested in laboratory conditions and the values of RDE tests, and this divergence factor was made more stringent for all new vehicles effective January 2021. The EU is now also implementing the Worldwide harmonized Light vehicles Test Procedure (“WLTP”), which was introduced on September 1, 2017. The OBD regulations have also been tightened in terms of both subject parts and regulatory values. On January 1, 2019, an improved WLTP that purports to eliminate test flexibilities and introduces on-board
fuel and energy consumption monitoring devices took effect. In March 2023, further regulations came into effect to harmonize requirements with UNR, tighten RDE regulations, and tighten the method for calculating CO
2
emissions for PHEVs.
On May 28, 2024, Euro 7, which further strengthens Euro 6, came into effect. The dates of application of the Euro 7 regulations depend on vehicle type. They will apply to new types of passenger vehicles and light commercial vehicles from November 29, 2026, to new passenger vehicles and light commercial vehicles from November 29, 2027, to new types of buses, trucks and trailers from May 29, 2028, and to new buses, lorries and trailers from May 29, 2029. The Euro 7 regulations maintain the Euro 6 exhaust emission limits for passenger vehicles, lowers exhaust emission limits for buses and trucks (e.g., stricter particulate matter count regulations), sets brake particle emissions for passenger vehicles, and introduces minimum performance requirements for battery durability in electric and hybrid passenger vehicles (BEVs/PHEVs). Currently, detailed requirements are being considered for the introduction of the new regulations.
Chinese Standards
The next-generation emissions regulations for passenger vehicles, or Level 6 Emissions Regulations (China 6), were issued as
GB18352.6-2016
at the end of 2016, pursuant to which tighter requirements will be implemented in two steps, depending on the regulated subjects and the implementation timing. Specifically, China 6a will apply to all models to be sold or registered in July 2020 and beyond, and China 6b will apply to all models to be sold or registered in July 2023 and beyond. China 6b will also introduce the RDE Regulations adopted under Euro 6. The OBD regulations have also been tightened in terms of both subject parts and regulatory values. With respect to fuels in the market, the quality standards and the implementation from January 2019 for China 6 gasoline fuel and China 6 diesel fuel have been provided in GB17930-2016 and GB19147-2016 so as to keep up with the implementation timing of China 6 emissions regulations. Discussions are currently underway for Level 7 Emissions Regulations (“China 7”), which will be more stringent that the China 6 Emissions Regulations. Potential regulations for particulate matter emitted from brake pads and tire wear and the expansion of regulations to make BEVs/FCEVs subject to the OBD regulations are being considered.
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
(equivalent to Euro 6) to 2020. Moreover, certain countries such as Thailand, Taiwan, Australia, New Zealand, Chile and Peru have also decided to introduce regulations equivalent to Euro 6.

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
In December 2011, the EPA and the NHTSA issued a joint proposed rule to reduce greenhouse gas emissions and improve fuel economy for passenger cars, light-duty trucks and medium-duty passenger vehicles for model years 2017 through 2025. Pursuant to the rule, which was finalized in August 2012, these vehicles would be required to meet an estimated combined average emission level of 163 grams of carbon dioxide per mile in model year 2025, equivalent to 54.5 miles per gallon if these requirements are met through improvements in fuel economy standards. At the same time, the NHTSA issued CAFE standards for passenger vehicles and light-duty trucks that would require manufacturers to meet an industry average fuel economy level of 49.6 miles per gallon in model year 2025.
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
On December 30, 2021, the EPA issued a final rule revising passenger car and light-duty truck greenhouse gas emissions standards for model years 2023 through 2026. The new rule was based on Presidential Executive Order 13990 and is more stringent compared to the Safer Affordable Fuel Efficient (“SAFE”) Vehicles Rule issued in April 2020 which temporarily relaxed the greenhouse gas emissions rate to 1.5% per year. The new rule projected reductions in greenhouse gas emissions, year-over-year, by 10% for model year 2023, 5% for 2024, 6.6% for 2025, and more than 10% for 2026. Based on these reductions, the industry-wide average emission targets for passenger cars and light-duty trucks were projected by the EPA to be 161 grams of carbon dioxide per mile in model year 2026.
On March 31, 2022, the NHTSA issued a final rule revising passenger car and light-duty truck fuel economy standards for model years 2024 through 2026. As with the EPA’s December 2021 greenhouse gas emission rule, this final rule is based on Presidential Executive Order 13990. The final rule establishes standards that would require an industry- wide fleet of approximately 49 mpg for passenger cars and light duty trucks in model year 2026. This is to be achieved by increasing fuel efficiency, year-over-year, by 8% for model year 2024, 8% for 2025, and 10% for 2026 which is more stringent than the SAFE Vehicles Rule that temporarily relaxed the rate to 1.5% per year.

In March 2024, the EPA issued a final rule setting greenhouse gas emissions standards for light-duty vehicles from model years 2027 to 2032, which EPA projects to result in an industry-wide average target for the light-duty fleet of 85 grams per mile. As required under Executive Order 14037, which set a goal that 50% of new vehicles sold in the United States in 2030 shall be ZEVs, the EPA coordinated and/or engaged with, among others, the Department of Transportation, labor unions, and states (including California) to develop these new standards.
European Standards
In the EU, the average carbon dioxide emissions limit for light commercial vehicles is currently 147 grams per kilometer and for passenger vehicles 95 grams per kilometer. Manufacturers failing to meet their targets incur penalties in the amount between €5 to €95 per vehicle from the first gram of exceedance onwards in 2019 and beyond. Starting in 2021, these emissions targets are tested using the WLTP.
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
As part of its “Fit for 55” package, in July 2021 the European Commission proposed more stringent carbon dioxide emission limits for vehicles and light commercial vehicles. The proposal strengthens the 2030 targets from 37.5% to a 55% reduction for new passenger cars and from 31% to a 50% reduction for new light commercial vehicles, both relative to the 2021 baseline discussed above. In addition, the proposal introduces a new 2035 carbon dioxide target set at a 100% reduction for new vehicles and light commercial vehicles, again relative to the 2021 baseline. The 2025 target remains unchanged at a 15% reduction for both new vehicles and light commercial vehicles. On April 19 2023, the European Parliament and the Council signed the amendments into law.
Chinese Standards
Fuel consumption regulations are being implemented pursuant to the Chinese National Standards (“GB”), and the manufacture and sale of vehicle models not meeting these regulations are prohibited. For light-duty passenger vehicles, GB27999-2011 was issued. In these Level 3 Fuel Consumption Regulations for passenger vehicles, the regulation framework was substantially revised, such as the introduction of new regulations requiring automobile manufacturers to meet standards of corporate average fuel consumption across models in addition to existing regulations requiring each model to meet consumption standards. Furthermore, in order to achieve the national target for average fuel efficiency for 2020, the following more stringent fuel consumption regulations have been enforced. First, GB19578-2014, which has been enacted to strengthen regulations for each model, is being applied to new models after January 2016. Second, GB27999-2014, which has been enacted as Level 4 Fuel Consumption Regulations for passenger vehicles to strengthen corporate average regulations, has been in effect since 2016. In 2021, the fuel economy test mode was changed from NEDC to WLTC, and the Level 5 Fuel Consumption Regulations for passenger vehicles to achieve the average fuel efficiency target by 2025, GB19578-2021 and GB27999-2019, has been in effect since 2021. Currently, Level 6 Fuel Consumption Regulations for passenger vehicles are being considered as more stringent fuel consumption regulations. For light commercial vehicles, GB20997-2015 was enacted, which further applied Level 3 Fuel Consumption Regulations to all new vehicles from January 2018 and is currently being enforced. Moreover, the implementation of the Life Cycle Assessment (LCA), which comprehensively regulates the amount of carbon dioxide emitted during the vehicle manufacturing, use, and disposal processes, among others, is being considered earlier than in the rest of the world.

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
The safety standards for automated driving systems were established in March 2020, requiring, in addition to a certain level of performance of automated driving system, the installation of an event data recorder and cyber security measures against unauthorized access. At the same time, a permit system was introduced for updating software embedded in vehicles in current use.
In addition, a new program for verifying the performance of
e-scooters
and certain other light motorized bicycles was established in July 2023 as a new mobility safety measure.
U.S. Standards
In November 2021, the Bipartisan Infrastructure Bill was signed into law by President Biden. It requires the NHTSA create regulations that cover a wide range of matters, including the application of preventive safety technology, the strengthening of USNCAP, and the prevention of drunk driving, in order to improve road safety. In response to this, NHTSA sought public comments in 2022 regarding the strengthening of USNCAP and expansion of the recording requirements regarding Event Data Recorders (EDR). Notices for further public comments on the USNCAP are expected to be issued, and pedestrian protection and autonomous emergency braking are expected to become mandatory in the future. With respect to automated driving vehicles, on January 8, 2020, the Trump Administration and the U.S. Department of Transportation released Ensuring American Leadership in Automated Vehicle Technologies: Automated Vehicles 4.0 (“AV 4.0”). AV 4.0 unified efforts across 38 Federal departments, independent agencies, commissions, and Presidential Executive Offices in providing high level guidance to state and local governments and other stakeholders. AV 4.0 also established Federal principles for the development and integration of automated vehicles. California and many other states, despite AV 4.0, have adopted different approval systems so that automated vehicles must be compliant with regulations and systems that vary from state to state. On December 23, 2020, California issued its first autonomous vehicle deployment permit.
European Standards
In December 2019, the EU issued the revised General Safety Regulation to tighten the requirements concerning safety and the protection of vehicle occupants and vulnerable road users. This revised General Safety Regulation (which came into effect in July 2022) makes certain vehicle safety equipment mandatory in stages, including: automated emergency braking, emergency lane keeping systems, driver drowsiness and attention warning, intelligent speed assistance, reversing detection systems, tire pressure monitoring systems, and data recorders in case of an accident (“event data recorders”). In relation to this, various UN Regulations were developed. Furthermore, for the equipment for which UN Regulations have not been developed, such as automated driving systems for automated vehicles, the EU established its own technical standards.

A proposal for a major overhaul of the
EU-type
approval framework for motor vehicles was issued in June 2018. The new regulation purports to raise the quality and independency of vehicle type-approval and testing, to increase checks of vehicles that are already on the EU market, and to strengthen European Commission oversight of the framework. It became mandatory for all new EU vehicle models as of September 1, 2020. In the case of automated driving vehicles, it is also possible to obtain approval under this framework only for cars produced in small quantities.
United Nations Standards
The United Nations restructured the existing working parties and established the Working Party on Automated/Autonomous and Connected Vehicles (“GRVA”) that is dedicated to the development of regulations on automated driving. The GRVA is developing regulations for automated driving systems for automated vehicles, covering functional safety requirements, new evaluation test method requirements, cybersecurity, software updates, data recording for automated driving vehicles and data recording in case of an accident. The new regulations on cyber security, software updates and automated lane keeping system came into effect in January 2021. In recent years, as can be seen from the fact that working parties are studying documentation on AI used in vehicles, they are considering various proposed regulations that contribute to road safety, taking new technologies into account, and new regulations have been established to improve driver visibility or require audible reverse warning or advanced driver assistance systems. New regulations for pedal misapplication acceleration control systems, driver distraction, and automatic driving systems are also being developed.
Chinese Standards
Vehicle safety regulations in China were in general established having regard to the UN regulations. However, China is adding its own requirements in consideration of the Chinese market and traffic environment, and establishing its own standards to improve the technological capabilities of its industries and to ensure international competitiveness. This is especially true in the area of “electrification,” or new energy vehicles (“NEVs”), which China is strongly promoting, and China’s own national technical standards on functions such as batteries, motors, and the charging and remote surveillance of NEVs have been made mandatory. Fuel-cell vehicles are subject to the supervising regulations on the safety of high-pressure gas in addition to the vehicle type approval requirement. Moreover, in accordance with the Made in China 2025 policy, the country considers “intelligentization” to be the next core technological area, and more than 100 standards for intelligent connected vehicles (“ICV”) are being developed (including automation, telecommunication and security). As is the case in the field of electrification, it is anticipated that more of China’s own standards will become mandatory in a short period in the future. In particular, in recent years, from the perspective of ensuring data security against the backdrop of the U.S.-China trade friction and other factors, China has been vigorously and rapidly promoting legislation to strictly control the extraterrestrial transfer of data acquired within China, and the automotive sector is no exception to this. Although the authorities have already mandated to obtain clearance for personal information and important data to be transferred outside of China through security review, there is a risk that Toyota will need a major review of the necessity for further development of new technologies or of the technology development system, including technology transfer to China, depending on the terms of future laws and regulations.
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
Vehicles, vehicle manufacturers are required to take back and recycle specified materials (automotive shredder residues, air bags and fluorocarbons) of end-of-life
vehicles and the provisions concerning such obligations of vehicle manufacturers became effective in January 2005. Toyota has coordinated with relevant parties to establish a vehicle take-back and recycle system throughout Japan. As a result, in fiscal 2023, Toyota achieved a recycling/recovery rate of 97% for automobile shredder residue (the legal requirement being 70%) and 95% for air bags (the legal requirement being 85%) and reached the targets set forth in this law.
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
Pursuant to the Clean Air Act, the EPA has promulgated National Ambient Air Quality Standards (“NAAQS”) for six “criteria” pollutants including for particulate matter. The Clean Air Act requires that the EPA review and possibly revise these NAAQS every five years. On January 6, 2023, the EPA announced a proposed decision to revise primary (health-based) annual particulate matter (PM
2.5
) standard from 12.0 µg/m
3
to within the range of 9.0 to 10.0 µg/m
3
. The EPA proposed to make no changes to the secondary (welfare-based) annual PM
2.5
standard, primary and secondary
24-hour
PM
2.5
standards, and primary and secondary PM
10
standards. In March 2024, the EPA announced a final rule, effective May 2024, lowering the primary (health-based) annual particulate matter (PM
2.5
) standard to 9.0 µg/m
3
. This revised standard, as well as any future NAAQS revisions to other criteria pollutants, could lead to additional pollution control requirements on the industry, including on Toyota’s manufacturing operations.
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
A review of the EU Directive on
End-of-Life
Vehicles was launched in 2021, resulting in a proposal for a new regulation in July 2023. The new proposed regulation would improve the quality of end-of-life
treatment, incentivize reuse of recycled materials to enable more resource-efficient use of materials, recover more and better-quality raw materials (e.g., CRMs, plastics, steel and aluminum), and strengthen responsibility and cooperation between producers.
Toyota strives to ensure that its operations comply with environmental regulatory requirements concerning its facilities and products in each of the markets in which it operates. Toyota continuously monitors these requirements and takes necessary operational measures in an effort to remain in material compliance with all of these requirements. However, in light of the net zero transition, compliance with environmental regulations and standards has increased costs and is expected to lead to higher costs in the future. Therefore, Toyota recognizes that effective environmental cost management will become increasingly important. Moreover, innovation and leadership in the area of environmental protection are becoming increasingly important to remain competitive in the market. As a result, Toyota has proceeded with the development and production of environmentally friendly technologies, such as hybrid electric vehicles, PHEVs, FCEVs, BEVs and high fuel efficiency, low emission engines.
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
To deliberate on key, multidisciplinary sustainability issues related to management, we have established the Sustainability Meeting chaired by the CEO, which mainly deals with themes associated with Environment and Social, and the Governance Risk Compliance Meeting chaired by the Chief Risk Officer (“CRO”) / Chief Compliance Officer, which deals with themes associated with Governance. In addition, subcommittees have been established to deliberate on individual issues and themes that are closer to actual practice on a functional basis.
Furthermore, we have appointed a Chief Sustainability Officer to lead the engagement with external stakeholders and dissemination of information regarding sustainability activities.

<Sustainability promotion system>

Risk Management
Toyota will further strengthen risk management in response to uncertainties amid our constantly needing to rise to new challenges in the era of major changes in the circumstances surrounding, and in the values of, the automobile industry, such as carbon neutrality, CASE and other factors.
In order for each region, function, and
in-house
company to cooperate and support each other and prevent, mitigate, reduce, and appropriately control risks arising in business activities from a global perspective, Toyota has appointed a CRO and Deputy CRO (“DCRO”) in charge of risk management, as well as the head of risk management in each region. Toyota has also established the Governance Risk Subcommittee under the CRO’s supervision to identify, take action against, and monitor material risks from a company-wide perspective. The Governance Risk Compliance Meeting deliberates on material matters and submits reports and proposals as appropriate to the Board of Directors to promote our business.

<Risk management promotion system>

In addition, as a risk management system framework, we regularly identify, evaluate, and promote measures against risks based on the Toyota Global Risk Management Standard (“TGRS”), a company-wide risk management framework based on ISO (International Organization for Standardization and COSO (Committee for Sponsoring organizations of the Treadway Commission).
Approach to and Initiatives Towards Human Resources
Toyota and the Toyota Group have been focusing on human resource development since its foundation based on the philosophy that “
monozukuri
(manufacturing) depends on human resource development.”
In the midst of a
once-in-a-century
transformation taking place in the automobile industry, Toyota and the Toyota Group have set out the theme of inheritance and evolution and is doing its utmost to realize its transformation into a mobility company for the future in addition to carrying on what makes us Toyota — “let’s make ever-better cars,” “let’s aim to be best-in-town,
rather than being the best in the world” and “let’s work for the sake of others.”
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
Looking at the global Toyota and the Toyota Group as a whole, in addition to instilling the philosophy in all regions around the world, through various opportunities such as training for global executive candidates, the head office and regional entities are working together to strengthen a common foundation for human resource development based on Toyota’s “philosophy, skills, and behavior (such as Toyota Philosophy and TPS).” In addition, for regional entities, we are promoting the establishment of a system that flexibly promotes the formulation and execution of human resource strategies rooted in the region in response to the characteristics of the region and the diverse needs of customers.

We have also been engaged in ongoing dialogue between labor and management regarding investment in human resources, including human resources development. Under the shared value of “the company wishes for the happiness of its employees and employees wish for the development of the Company,” we have had discussions between labor and management on various measures for the future based on the common recognition that “people” are our greatest asset. We have also confirmed specific initiatives to lead to speedy change, and labor and management worked together to promote such initiatives.
In the discussion held in March 2023 between labor and management, they confirmed to implement initiatives based upon three main pillars—diversity, growth, and contributions—designed to transform Toyota into a place where anyone can take on new challenges at any time, as many times as possible, without fear of mistakes, and promoted such initiatives. While continuing to promote initiatives based on the three pillars, in order to achieve change for the future in an era of rapid environmental change and an uncertain future, Toyota believes that it is also essential to take steps to “establish today how we will work in 10 years” with an eye to the “future.” To such ends, through discussions between labor and management in March 2024, we mapped out specific initiatives.
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
Examples of decisions made by the Board of Directors in 2023 include the following.

•	Adopting a resolution at the Board of Directors meeting to invest in securing the required supply of batteries for electric vehicles by 2030 to achieve carbon neutrality.

•	Granting approval to engage in research and development on powertrains (evolution of combustion technology) as a multi-pathway approach to realizing a carbon-neutral society.
(b) Management’s Role in Assessing and Managing Climate-related Risks and Opportunities
The Board of Directors is Toyota’s ultimate decision-making and oversight body for addressing climate- related issues. The Sustainability Meeting, the Sustainability Subcommittee, the CN Strategy Subcommittee and the Governance Risk Subcommittee are the principal bodies for assessing and managing climate-related risks and opportunities.

Strategy
Toyota’s Strategies (Fundamental approach of Toyota’s multi-pathway strategy)
The core idea of Toyota’s multi-pathway strategy is to offer a diverse range of mobility options that align with the future of energy and the needs and expectations of local communities and customers. Considering ways in which mobility takes into account the future of energy is important. The strategy’s basic premise is that we need to move away from fossil fuels from the perspective of the global environment and sustainability. Furthermore, over the medium- to long- term, renewable energy sources will continue to proliferate, with electricity and hydrogen emerging as the primary energy sources sustaining society. In the short term, however, it is critical to acknowledge global realities and implement changes in practical ways that maintain energy security. This is precisely why we are committed to contributing to the goal of carbon neutrality through a diverse lineup of mobility options that can utilize electricity derived from renewable energy, hydrogen, synthetic fuels, biofuels and other energy sources in anticipation of a future of electricity and hydrogen.

Existing infrastructure and assets must be used to practically and effectively reduce CO
2
emissions. Energy policies, such as renewable energy and charging infrastructure, and industrial policies, such as purchase subsidies, supplier support and battery recycling systems, are indispensable in the goal of achieving carbon neutrality in the automotive industry. Responses must also be developed to address uncertainties related to national energy policies, industrial policies, and customer choice.
Toyota’s multi-pathway strategy, which offers different mobility options, is designed with an expectation to respond to uncertainty with any one of the options, irrespective of social conditions. As various industries are involved, Toyota is actively engaged in building partnerships to accelerate the development of an environment where electricity and hydrogen can be used to protect the global environment.

Toyota verifies the resilience of the multi-pathway strategy through scenario analysis.
Scenario Analysis Overview
Toyota approved and signed the TCFD recommendations in April 2019 and joined the TCFD Consortium, a platform for promoting collective action by companies, financial institutions and other entities in Japan. Toyota acknowledges the risks and opportunities present in climate change as key management concerns, uses the TCFD recommendations to identify risks and opportunities, and verifies the resilience of strategies through scenario analysis. In 2022, Toyota launched a project involving relevant organizations to conduct an analysis using the two 1.5ºC and 4ºC temperature scenarios based on the TCFD framework. We conducted assessments to identify climate change risks and opportunities and evaluated financial impacts to confirm the effectiveness of Toyota’s responses.
The set scenarios are as follows.

•	1.5ºC scenario (IEA *1 NZE *2 , APS *3 scenario, etc.)

•	4ºC scenario (SSP5-8.5)

*1	International Energy Agency

*2	Net Zero Emissions by 2050 Scenario

*3	Announced Pledges Scenario
Businesses subject to analysis include automotive businesses and supply chains of Toyota and its consolidated subsidiaries, as well as the Toyota Group production sites in Japan and overseas.

Risk periods are set in the following table.

	Period	Reasons for adoption

Long term	By 2050	Target year for Toyota Environmental Challenge 2050

Medium term	By 2030	2030 Milestone, in line with SBTi criteria *4

Short term	Between now and 2025	7th Toyota Environmental Action Plan

*4
Refers to Scope 1 and 2 emissions reduction targets being in line with the science-based criteria established by SBTi to limit the global average temperature increase to 1.5 degrees Celsius above pre-industrial
levels, as well as Scope 3 Category 11 emissions (gCO2e/km) reduction targets also being in line with the science-based criteria to hold the increase in the global average temperature to well below 2 degrees Celsius above pre-industrial
levels.

(a) Climate-related Risks and Opportunities the Organization Has Identified over the Short, Medium, and Long Term
Toyota strives to identify the various risks and opportunities that will arise from environmental issues, takes action while continuously confirming the validity of strategies, such as the Toyota Environmental Challenge 2050, and works to enhance its competitiveness.

Toyota needs to take measures to respond to changes associated with climate change that may have various impacts on its business fields. In accordance with this understanding, we have identified particularly significant climate change risks in line with the “Toyota Global Risk Management Standard (TGRS)” risk management process based on the degree of impact and stakeholders’ interest. The acceleration of climate change may pose risks to Toyota’s business, but if we can respond appropriately, we believe that this will lead to enhanced competitiveness and the acquisition of new business opportunities.

(b) Resilience of the Organization’s Strategy Under a 1.5°C, 4°C, and Other Climate-related Scenarios in Terms of Business, Strategy, and Financial Planning
<Step 1> Set Future Storylines Assuming Climate Change Effects
We envision the external environment in 2030 in terms of transition risks and opportunities under the 1.5ºC scenario using multiple scenarios, such as the IEA’s NZE and APS. We conducted detailed impact assessments on climate change risks identified in the TGRS that are expected to have significant impacts (see tables 2 and 3 below). Risk analyses on physical risks under the 4ºC scenario were conducted based on future forecasts for 2050 and 2090 using the IPCC*
5
scenario
(SSP5-8.5).
Preliminary assessments on climate change impacts and screenings for priority sites requiring further investigation was also conducted for business locations in Japan (137) and overseas (73) in order to better understand the impacts of an increase in weather-related disasters due to climate change on the operations of Toyota and on the Toyota Group’s operations.
*5 Intergovernmental Panel on Climate Change
<Step 2> Consider the Impacts on Toyota Shown in Step 1

Under the 1.5ºC scenario, we believe there will be a global increase in the introduction of renewable energy (electricity and carbon-neutral fuels
*6
), which will amplify the role of electric vehicles (especially ZEVs), while the speed and types of renewable energy (solar, wind, bio, other) will vary by country and region. With a substantial rise in the ratio of ZEVs in new car sales in some countries and regions, and focused efforts in others to promote the use of carbon-neutral fuels, we believe it will be necessary for Toyota to offer products (vehicles) that are tailored to the distinct needs of each market. The introduction of carbon-neutral fuels will be effective in reducing CO
2
emissions from vehicles already out in the market and will enable a reduction in CO
2
emissions without exclusively relying on new car sales. Concerns about rising costs due to the introduction of carbon taxes and higher tax rates may impact production and procurement, leading to a shift in the use of energy-efficient technologies, renewable energy and hydrogen to reduce risks.
Certain sites have been identified where there will be changes in terms of inland flooding and storm surges in the future under the 4ºC scenario (Table 1). There are growing worries that society’s climate change measures may be inadequate, leading to the increased possibility of suspended production due to more frequent and severe natural disasters, such as floods, and production cuts and stoppages due to disruptions in supply chains.
*
6
Carbon neutral fuels: Sustainable biofuels, synthetic fuels such as
e-fuel,
etc.

<Step 3> Toyota’s Strategies
Toyota affirms its commitment to enhancing resilience in the management of our business operations in the medium to long term through a multi-pathway strategy with the use of scenario analysis, as shown in Tables 2 and 3 in the following section.
Through a comparative analysis with multiple scenarios, including the IEA NZE, Toyota has verified the potential of our strategy for transition risks, which incorporates carbon-neutral fuels, to meet the 1.5ºC target set out in the Paris Agreement on climate change (the “Paris Agreement”).
Toyota strives to achieve carbon neutrality by 2050 through a holistic approach tailored to energy conditions in different regions, which includes offering customers a range of options such as BEVs, PHEVs, HEVs, and hydrogen engines, as well as electricity, hydrogen and new fuels (carbon-neutral fuels) that can make effective use of existing infrastructure, and initiatives to reduce CO
2
emissions from vehicles on the market through these measures.

According to the CNF scenario report by the Japan Automobile Manufacturers Association, the shift to low-carbon
fuels for automobiles is also important, and not only the scenario of a rapid shift to BEVs, but also the scenario of effective use of HEVs, PHEVs and carbon-neutral fuels, could be consistent with the IPCC’s 1.5ºC scenario in 2050.
Toyota is considering conducting risk assessments in terms of physical risks for sites in Japan and overseas that have been identified as potentially at risk (grade B or higher) due to anticipated changes from climate change. Toyota will review flood mitigation measures and business continuity plans based on the results of climate disaster hazard screenings.
Toyota will continue to perform scenario analysis to identify, prioritize and assess risks and opportunities for significant climate change impacts.

(c) Impact of Climate-related Risks and Opportunities on the Organization’s Businesses, Strategy, and Financial Planning
Toyota has set greenhouse gas (“GHG”) reduction targets as part of its transition plan in response to the above-mentioned risks and opportunities.
Multiple scenarios are used to validate the feasibility of Toyota’s transition plan.
Risks and opportunities are incorporated into project-related financial planning to solidify transition plans under Toyota’s multi-pathway strategy.
Project investments that exceed a specified amount must be approved by the Board of Directors.

Risk Management
(a) The Organization’s Processes for Identifying and Assessing Climate-related Risks
Toyota has a company-wide risk management system that covers all risks related to its global business activities. This system is called the TGRS. All risks, including climate change, are identified, assessed and managed based on the TGRS.
Toyota carries out risk assessment based on the two perspectives of magnitude of impact and vulnerabilities and describes when the risk is expected to materialize, to clarify the substantive financial or strategic impact on Toyota’s business.
The magnitude of impact is assessed with respect to five elements “finance,” “reputation,” “violation of laws and regulations,” and “business continuation” – on a five-point scale. For “finance,” the ratio to sales is indexed. Vulnerabilities are assessed based on the two elements of the “current status of countermeasures” and “probability of occurrence.”

(b) The Organization’s Processes for Managing Climate-related Risks
After risks by region, function (manufacturing, sales, etc.), and product are extracted by each division and assessed in view of magnitude of impact and vulnerability, each region and each division mutually cooperates and supports one another in the implementation of a prompt response. The group chief officers and in-house
company presidents supervise the activities of the
in-house
companies and, at the subordinate level, the general managers supervise the activities of divisions and implement and monitor countermeasures.
Furthermore, climate-related risks and opportunities are identified and assessed by the CN Strategy Subcommittee and Sustainability Subcommittee and then deliberated by the relevant divisions and officers. The CN Strategy Subcommittee monitors the status of efforts to deal with such issues as fuel economy regulations and procurement, as well as the issues affecting direct operations, including CO
2
emission regulations on plants, logistics, and other
non-production
locations, as well as water risk, and the Sustainability Subcommittee also does the same for the appropriateness of the initiatives in consideration of issues related to the promotion of sustainability as well as external stakeholders.
Meetings of the above committees are held about four times a year with the participation of Executive- or General Manager-level members of relevant divisions, such as technology, environment, finance, purchasing, and sales. Important risks and opportunities that require prompt response are reported to the Board of Directors Meeting one by one for response measures to be determined.
(c) How Processes for Identifying, Assessing, and Managing Climate-related Risks are Integrated into the Organization’s Overall Risk Management
As described above, the processes using the TGRS constitute a company-wide risk management system that covers all risks and opportunities related to global business activities, including climate change.
At the meetings of the CN Strategy Subcommittee and Sustainability Subcommittee where members from relevant divisions gather, climate- related risks and opportunities are identified/assessed/managed, and countermeasures are examined.
Metrics and Targets
(a) Metrics Used by the Organization to Assess Climate-related Risks and Opportunities in Line with Its Strategy and Risk Management Process
Toyota believes that setting multiple metrics to comprehensively manage climate-related risks and opportunities is an important as a measure for adaptation to and mitigation of climate change. As such, the metrics include not only the amount of GHG emissions but also other elements deeply related to climate change, such as energy, water, resource recycling, and biodiversity.
The following targets have been set based on these indicators and are systematically promoted as “6 challenges” through initiatives in six areas.

•	Long-term strategy (2050 Target): Toyota Environmental Challenge 2050

•	Medium-term strategy (2030 Target): 2030 Milestone, in line with SBTi criteria

•	Short-term strategy (2025 Target): 7th Toyota Environmental Action Plan

Toyota aims to achieve Scope 1, 2 and 3 to become carbon neutral (CN) by 2050 by promoting the following challenges from the list of “6 challenges.”

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

Toyota’s emissions reduction targets in line with the criteria of the Science Based Targets initiative (SBTi)

*3
Scope 1 and 2 emissions reduction targets are in line with the science-based criteria established by SBTi to limit the global average temperature increase to 1.5 degrees Celsius above pre-industrial levels. Scope 3 Category 11 emissions (gCO2e/km) reduction targets are in line with the science-based criteria to hold the increase in the global average temperature to well below 2 degrees Celsius above pre-industrial levels.

In April 2023, Toyota announced its intention to reduce average GHG emissions from vehicles sold worldwide by 33% by 2030 and over 50% by 2035 (compared to 2019 levels).
Long-term Targets and Medium-term Targets

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
During the fiscal year ended March 31, 2024, Toyota Mobility Service Co., Ltd. (“TMSC”), a wholly-owned indirect subsidiary of Toyota, leased one vehicle to the Iranian embassy in Japan.
This activity contributed an insignificant amount of gross revenues and net profit to Toyota. Toyota believes that the above transaction does not subject it or its affiliates to U.S. sanctions. TMSC intends to cease conducting its activities described above.
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
With a focus on environmentally friendly, carbon-neutral and safe-vehicle technology, Toyota is promoting research and development into the early commercialization of next generation environmentally friendly, energy- efficient and safe-vehicle technology. Toyota is also moving forward with the development of innovative technologies such as electrification, connected vehicles and automated driving so as to realize a mobility society of the future that enables everyone to enjoy freedom of movement beyond the conventional concept of vehicles. To this end, Toyota is focusing on the following areas:

•	further improvements in hybrid technologies, including in functions and cost, and contributions to the environment through advancements;

•	improvement in internal combustion engine fuel economy technology as well as improvement in technology in connection with more stringent emission standards;

•	development of BEVs, FCEVs and other alternative fuel vehicles;

•	development of advanced safety technology designed to promote driving and vehicle safety;

•	development of automated driving technologies;

•	connected car technologies; and

•	development of technology to bring about more comfortable movement.
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
Because Toyota had more than 50 overseas operations in 26 countries and regions as of March 31, 2024, procurement of parts and components is being carried out not only locally in the country of the production site but also from third countries. As a result, the distribution network has become increasingly complex. In order to realize timely and efficient distribution while minimizing costs, Toyota is promoting efforts to optimize each stage of the supply chain. To this end, Toyota has developed a standardized system of global distribution and is supporting the operation of the system at each production base. The use of the global distribution system aims at implementing parts procurement that meets changes in vehicle production in a timely manner. These varying efforts, combined together, have led to maximized customer satisfaction, as well as to building a good working relationship with Toyota’s suppliers.
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
In 2023, Toyota filed approximately 15,000 patent applications domestically and internationally. In Japan, based on the ranking published by IP Force, Toyota was ranked 3rd among companies and 1st among automobile manufacturers that year in terms of the number of patent registrations as of December 31, 2023. In the United States, based on the ranking published by IFI CLAIMS, Toyota was ranked 12th among companies and 1st among automobile manufacturers that year in terms of the number of patent registrations as of December 31, 2023.
Capital Expenditures and Divestitures
Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2021 and March 31, 2024, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in technology and products by Toyota Motor Corporation	1,334.6	Japan	Internal funds, financing from issuance of bonds, etc.
Investment primarily in technology and products by Prime Planet Energy & Solutions, Inc.	88.7	Japan	Internal funds
Investment primarily in technology and products by Toyota Auto Body Co., Ltd.	84.6	Japan	Internal funds
Investment primarily in technology and products by Toyota Motor Kyushu, Inc.	78.6	Japan	Internal funds
Investment primarily in technology and products by Primearth EV Energy Co., Ltd.	69.0	Japan	Internal funds
Investment primarily in technology and products by Hino Motors, Ltd.	65.4	Japan	Internal funds

Outside of Japan

Investment primarily to promote localization by Toyota Battery Manufacturing, Inc.	307.9	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing de Guanajuato, S.A. de C.V.	196.0	Mexico	Internal funds

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Investment primarily to promote localization by Toyota Motor Manufacturing Canada, Inc.	168.4	Canada	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing, Indiana, Inc.	168.3	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	156.0	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing Texas, Inc.	138.1	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Thailand Co., Ltd.	87.4	Thailand	Internal funds
Investment primarily to promote localization by Toyota Motor Europe NV/SA	66.3	Belgium	Internal funds
Investment primarily in leased automobiles by Toyota Motor Credit Corporation	5,236.0	United States	Internal funds, financing from issuance of bonds, etc.
Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2024 and March 2025, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan

Investment primarily in manufacturing facilities by Toyota Motor Corporation	630.0	Japan	Internal funds
Investment primarily in manufacturing facilities by Prime Planet Energy & Solutions, Inc.	87.6	Japan	Capital increase

Outside of Japan

Investment primarily in manufacturing facilities by Toyota Battery Manufacturing, Inc.	467.5	United States	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Technical Center (China) Co., Ltd.	87.8	China	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Europe NV/SA.	86.4	Belgium	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Kentucky, Inc.	82.3	United States	Internal funds
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

Legal Proceedings
Toyota and other automakers are subject to certain class actions relating to Takata airbag issues. The actions against Toyota are being litigated in Brazil and Argentina.
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
On March 4, 2022, Hino Motors, Ltd., a publicly traded Japanese company that produces and sells commercial trucks and buses, and of which Toyota owns 50.19% of the voting interests as of March 31, 2024, disclosed that it had voluntarily commenced an investigation into potential issues regarding emissions performance and certification in the North American and Japanese markets, and that it has reported such issues to and is cooperating with the relevant authorities. Hino announced that, through such investigation, it identified past misconduct in relation to its applications for certification concerning the emissions and the fuel economy performance of certain of its engines for the Japanese market. In Japan, Hino was subject to an on-site
inspection from MLIT, and received a corrective action order from it. On October 7, 2022, Hino submitted a recurrence prevention report to MLIT. MLIT has also revoked certain of the “type approvals” (that is, approvals that exempt new vehicles or vehicles with certain equipment from individual testing by government inspectors prior to sale) and the fuel consumption ratings relating to certain engine models. Hino has also further agreed to compensate certain of its customers in Japan for certain additional motor vehicle taxes that have become payable on account of the misconduct, as well as in connection with vehicles with engines with respect to which there were fuel efficiency problems. With respect to the United States, the U.S. Department of Justice and other U.S. agencies are conducting an investigation with respect to potential violations of relevant laws and regulations regarding the certification of Hino’s model year 2010 to model year 2019 engines for the U.S. market. In this regard, a lawsuit naming Hino and its subsidiaries as defendants in a putative class action lawsuit has been filed at the U.S. District Court for the Southern District of Florida claiming damages related to Hino’s vehicles sold in the U.S. from 2004 to 2021. Both the investigation and the legal proceedings are ongoing. In addition, a lawsuit against Hino and its subsidiaries as defendants in a representative action lawsuit has also been filed in Australia as a class action lawsuit. In the lawsuit, the plaintiffs claim that they have suffered loss and damage resulting from alleged misleading or deceptive conduct in relation to non-compliance
of the affected vehicles with emissions standards and fuel efficiency standards. It is possible that other similar lawsuits may be filed in the future. Further, Hino is continuing to conduct a comprehensive review related to engine certification procedures under European and other jurisdictions’ standards in addition to U.S. standards. Investigations by governmental authorities, as well as civil litigation, related to these matters could result in the imposition of civil or criminal penalties, fines or other sanctions, damages awards, or other consequences. Toyota cannot predict the scope, duration, or outcome of these matters at this time. See “Item 4. Information on the Company — 4.B Business Overview — Selected Initiatives” for further discussion of these and related matters.

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
4.C ORGANIZATIONAL STRUCTURE
As of March 31, 2024, Toyota Motor Corporation had 206 Japanese subsidiaries and 371 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership interest and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
		%	%
Toyota Financial Services Corporation	Japan	100.00	100.00
Hino Motors, Ltd.	Japan	50.11	50.19
Daihatsu Motor Co., Ltd.	Japan	100.00	100.00
TOYOTA Mobility Tokyo Inc.	Japan	100.00	100.00
Toyota Finance Corporation	Japan	100.00	100.00
Toyota Mobility Parts Co., Ltd.	Japan	54.08	54.08
Toyota Auto Body Co., Ltd.	Japan	100.00	100.00
Toyota Motor Kyushu, Inc.	Japan	100.00	100.00
Toyota Motor East Japan, Inc.	Japan	100.00	100.00
Toyota Motor Engineering & Manufacturing North America, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00	100.00
Toyota Motor North America, Inc.	United States	100.00	100.00
Toyota Motor Credit Corporation	United States	100.00	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Texas, Inc.	United States	100.00	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00	100.00
Toyota Financial Savings Bank	United States	100.00	100.00
Toyota Motor Manufacturing Canada Inc.	Canada	100.00	100.00
Toyota Credit Canada Inc.	Canada	100.00	100.00
Toyota Canada Inc.	Canada	51.00	51.00
Toyota Motor Manufacturing de Baja California, S. de R.L. de C.V.	Mexico	100.00	100.00
Toyota Motor Manufacturing de Guanajuato, S.A.de C.V.	Mexico	100.00	100.00
Toyota Motor Europe NV/SA	Belgium	100.00	100.00
Toyota Motor Manufacturing France S.A.S.	France	100.00	100.00
Toyota Motor Italia S.p.A.	Italy	100.00	100.00
Toyota France S.A.S.	France	100.00	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00	100.00
Toyota Central Europe Sp. z o.o.	Poland	100.00	100.00

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
Toyota Motor Manufacturing (UK) Ltd.	United Kingdom	100.00	100.00
Toyota Financial Services (UK) PLC	United Kingdom	100.00	100.00
Toyota (GB) PLC	United Kingdom	100.00	100.00
Toyota Motor Manufacturing Czech Republic, s.r.o.	Czech Republic	100.00	100.00
Toyota Motor Manufacturing Turkey Inc.	Turkey	90.00	90.00
Guangqi Toyota Engine Co., Ltd.	China	70.00	70.00
Toyota Motor (China) Investment Co., Ltd.	China	100.00	100.00
Toyota Motor Finance (China) Co., Ltd.	China	100.00	100.00
Toyota Kirloskar Motor Private Ltd.	India	89.00	89.00
P.T. Astra Daihatsu Motor	Indonesia	61.75	61.75
PT. Toyota Motor Manufacturing Indonesia	Indonesia	95.00	95.00
Toyota Motor Asia Pacific Pte Ltd.* 1	Singapore	100.00	100.00
Toyota Leasing (Thailand) Co., Ltd.	Thailand	87.44	87.44
Toyota Motor Thailand Co., Ltd.	Thailand	86.43	86.43
Toyota Daihatsu Engineering & Manufacturing Co., Ltd.* 2	Thailand	100.00	100.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00	100.00
Toyota Finance Australia Ltd.	Australia	100.00	100.00
Toyota Argentina S.A.	Argentina	100.00	100.00
Toyota do Brasil Ltda.	Brazil	100.00	100.00
Toyota South Africa Motors (Pty) Ltd.	South Africa	100.00	100.00

*1	Toyota Motor Asia Pacific Pte Ltd. was renamed Toyota Motor Asia (Singapore) Pte Ltd. on June 4, 2024.
*2	Toyota Daihatsu Engineering & Manufacturing Co., Ltd. was renamed Toyota Motor Asia (Thailand) Co., Ltd. on June 4, 2024.
4.D PROPERTY, PLANTS AND EQUIPMENT
As of March 31, 2024, Toyota and its affiliated companies produced automobiles and related components through more than 50 overseas manufacturing organizations in 26 countries and regions besides Japan. The facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Czech Republic, Poland, Thailand, China, Taiwan, India, Indonesia, South Africa, Argentina and Brazil.
In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities and research and development facilities.
The following table sets forth information, as of March 31, 2024, with respect to Toyota’s principal facilities and organizations, all of which are owned by Toyota Motor Corporation or its subsidiaries. However, small portions, all under approximately 20%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Land Area (thousands of square meters)	Number of Employees	Principal Products or Functions
Japan (Toyota Motor Corporation)
Toyota Technical Center Shimoyama	Toyota City, Aichi Pref.	5,573	1,648	Research and Development
Tahara Plant	Tahara City, Aichi Pref.	4,032	6,419	Automobiles
Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	2,733	22,393	Research and Development
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref.	2,719	2,407	Research and Development
Motomachi Plant	Toyota City, Aichi Pref.	1,575	7,908	Automobiles

Facility or Subsidiary Name	Location	Land Area (thousands of square meters)	Number of Employees	Principal Products or Functions
Takaoka Plant	Toyota City, Aichi Pref.	1,315	4,173	Automobiles
Tsutsumi Plant	Toyota City, Aichi Pref.	1,004	4,776	Automobiles
Kamigo Plant	Toyota City, Aichi Pref.	895	3,383	Automobile parts
Kinu-ura Plant	Hekinan City, Aichi Pref.	808	2,709	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	623	1,810	Automobile parts

Japan (Subsidiaries)
Daihatsu Motor Co., Ltd.	Ikeda City, Osaka, etc.	7,739	10,842	Automobiles
Hino Motors, Ltd.	Hino City, Tokyo, etc.	5,952	12,175	Automobiles
Toyota Auto Body Co., Ltd.	Kariya City, Aichi Pref., etc.	2,141	11,581	Automobiles
TOYOTA Mobility Tokyo Inc.	Minato-ku, Tokyo, etc.	398	6,577	Sales facilities
Prime Planet Energy & Solutions, Inc.	Chuo-ku, Tokyo, etc.	192	3,733	Automobiles

Outside Japan (Subsidiaries)
Toyota Motor Manufacturing, Texas, Inc.	Texas, U.S.A.	8,094	2,937	Automobiles
Toyota Motor Manufacturing, de Guanajuato, S.A. de C.V.	Guanajuato, Mexico	6,091	2,810	Automobiles
Toyota Motor Manufacturing, Kentucky, Inc.	Kentucky, U.S.A.	5,161	9,750	Automobiles
Toyota Motor Manufacturing Canada, Inc.	Ontario, Canada	4,752	8,025	Automobiles
Toyota Motor Manufacturing, Indiana, Inc.	Indiana, U.S.A.	4,359	6,392	Automobiles
Toyota is constantly engaged in upgrading, modernizing and revamping the operations of its manufacturing facilities based on its assessment of market needs and prospects. To respond flexibly to fluctuations in demand in each of its production operations throughout the world, Toyota continually reviews and implements appropriate production measures such as revising take time and adjusting days of operation. As a result, Toyota believes it would require unreasonable effort to track the exact productive capacity and the extent of utilization of each of its manufacturing facilities with a reasonable degree of accuracy.
As of March 31, 2024, property, plant and equipment having a net book value of approximately ¥1,574.3 billion was pledged as collateral securing indebtedness incurred by Toyota Motor Corporation’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.
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
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A OPERATING RESULTS
Financial information discussed in this section is derived from Toyota’s consolidated financial statements that appear elsewhere in this annual report. The financial statements have been prepared in accordance with IFRS Accounting Standards, as issued by the IASB.
Overview
The business segments of Toyota include automotive operations, financial services operations and all other operations. Automotive operations are Toyota’s most significant business segment, accounting for 89% of Toyota’s total revenues before the elimination of intersegment revenues for fiscal 2024. Toyota’s primary markets based on vehicle unit sales for fiscal 2024 were: Japan (21.1%), North America (29.8%), Europe (12.6%) and Asia (19.1%).
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
During fiscal 2024, the global economy remained firm mainly in the United States, where employment continued to be strong, despite the impacts of high inflation and interest rates and a stagnant real estate market in China.
The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market based on location of customers for the past three fiscal years.

	Thousands of units
	Year Ended March 31,
	2022	2023	2024
Japan	1,924	2,069	1,993
North America	2,394	2,407	2,816
Europe	1,017	1,030	1,192
Asia	1,543	1,751	1,804
Other*	1,352	1,565	1,638

Overseas total	6,306	6,753	7,450

Total	8,230	8,822	9,443

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.
During fiscal 2023, Toyota’s consolidated vehicle unit sales in Japan increased due to gradual lessening of the impact of
COVID-19.
During fiscal 2024, Toyota’s consolidated vehicle unit sales in Japan decreased despite increase in the number of global total units. During both fiscal 2023 and fiscal 2024, overseas vehicle unit sales increased due to strong market conditions as compared to the prior year.
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
Toyota’s total receivables related to financial services increased during fiscal 2024 mainly due to an increase in retail receivables. Also, vehicles and equipment on operating leases increased during fiscal 2024 mainly due to the impact of changes in exchange rates.
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
Toyota enters into interest rate swap agreements and cross currency interest rate swap agreements to convert its fixed-rate debt to variable-rate functional currency debt. A portion of the derivative instruments are entered into to manage interest rate risk from an economic perspective and are not designated as a hedge of specific assets or liabilities on Toyota’s consolidated statements of financial position and accordingly, unrealized gains or losses related to derivatives that are not designated as a hedge are recognized currently in operations. See the discussion in “Quantitative and Qualitative Disclosures about Market Risk” and notes 20 and 21 to the consolidated financial statements.
The fluctuations in funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs increased during fiscal 2023 and 2024 mainly as a result of higher interest rates.
Toyota launched its credit card business in Japan in April 2001. As of March 31, 2023, Toyota had 16.1 million cardholders, an increase of 0.4 million cardholders compared with March 31, 2022. As of March 31, 2024, Toyota had 16.2 million cardholders, an increase of 0.04 million cardholders compared with March 31, 2023. Credit card receivables as of March 31, 2023 increased by ¥53.3 billion from March 31, 2022 to ¥554.7 billion, and that as of March 31, 2024 increased by ¥4.0 billion from March 31, 2023 to ¥558.7 billion.
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
Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles. In fiscal 2023 and 2024, Toyota produced 77.3% and 75.9%, respectively, of its non-domestic
sales outside Japan. In North America, 76.8% and 75.9% of vehicles sold in fiscal 2023 and 2024, respectively, were produced locally. In Europe, 73.9% and 73.1% of vehicles sold in fiscal 2023 and 2024, respectively, were produced locally. In Asia, 98.3% and 97.4% of vehicles sold in fiscal 2023 and 2024, respectively, were produced locally. Localizing production enables Toyota to locally purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.
Toyota also enters into foreign currency transactions and other hedging instruments to address a portion of its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations, which in some years can be significant. See notes 20 and 21 to the consolidated financial statements for additional information.
Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income attributable to Toyota Motor Corporation. A strengthening of the Japanese yen against other currencies has the opposite effect. In fiscal 2023 and 2024, the Japanese yen was on average weaker against the U.S. dollar and the euro in comparison to fiscal 2022 and 2023, respectively. At the end of each of fiscal 2023 and 2024, the Japanese yen was weaker against the U.S. dollar and the euro in comparison to the end of fiscal 2022 and 2023, respectively. See note 19 to the consolidated financial statements for additional information.
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

	Yen in millions
	Year ended March 31,
	2022	2023	2024
Japan	8,214,740	9,122,282	10,193,556
North America	10,897,946	13,509,027	17,624,268
Europe	3,692,214	4,097,537	5,503,738
Asia	5,778,115	7,076,922	7,604,269
Other*	2,796,493	3,348,530	4,169,494

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.
Results of Operations — Fiscal 2024 Compared with Fiscal 2023

	Yen in millions
	Year ended March 31,		2024 v. 2023 Change
	2023	2024	Amount	Percentage
Sales revenues:
Japan	17,583,196	21,020,721	3,437,525	19.6%
North America	13,843,901	17,943,072	4,099,172	29.6
Europe	4,273,735	5,681,764	1,408,028	32.9
Asia	8,044,906	8,730,749	685,843	8.5
Other*	3,472,193	4,389,785	917,592	26.4
Intersegment elimination/unallocated amount	(10,063,633)	(12,670,767)	(2,607,133)	—

Total	37,154,298	45,095,325	7,941,027	21.4%
Operating income (loss):
Japan	1,901,463	3,484,270	1,582,808	83.2
North America	(74,736)	506,319	581,056	—
Europe	57,460	388,096	330,636	575.4
Asia	714,451	865,591	151,140	21.2
Other*	231,362	198,345	(33,017)	(14.3)
Intersegment elimination/unallocated amount	(104,974)	(89,687)	15,286	—

Total	2,725,025	5,352,934	2,627,909	96.4%
Operating margin	7.3%	11.9%	4.6%
Income before income taxes	3,668,733	6,965,085	3,296,352	89.8
Net margin from income before income taxes	9.9%	15.4%	5.5%
Net income attributable to Toyota Motor Corporation	2,451,318	4,944,933	2,493,615	101.7
Net margin attributable to Toyota Motor Corporation	6.6%	11.0%	4.4%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.
Sales Revenues
Toyota had sales revenues for fiscal 2024 of ¥45,095.3 billion, an increase of ¥7,941.0 billion, or 21.4%, compared with the prior fiscal year. The increase resulted mainly from the ¥5,130.0 billion impact of increased vehicle unit sales and changes in sales mix and the ¥1,320.0 billion favorable impact of changes in exchange rates.

The table below shows Toyota’s sales revenues from external customers by product category and by business.

	Yen in millions
	Year ended March 31,		2024 v. 2023 Change
	2023	2024	Amount	Percentage
Vehicles	28,394,256	35,249,865	6,855,609	24.1%
Parts and components for production	1,710,422	1,596,111	(114,311)	(6.7)
Parts and components for after service	2,866,196	3,166,586	300,390	10.5
Other	805,995	1,068,169	262,174	32.5

Total Automotive	33,776,870	41,080,731	7,303,861	21.6
All Other	590,749	567,399	(23,350)	(4.0)

Total sales of products	34,367,619	41,648,130	7,280,511	21.2
Financial services	2,786,679	3,447,195	660,516	23.7

Total sales revenues	37,154,298	45,095,325	7,941,027	21.4%

Toyota’s sales revenues include sales revenues from sales of products, consisting of sales revenues from automotive operations and all other operations, which increased by 21.2% during fiscal 2024 compared with the prior fiscal year to ¥41,648.1 billion, and sales revenues from financial services operations, which increased by 23.7% during fiscal 2024 compared with the prior fiscal year to ¥3,447.1 billion. The increase in sales revenues from sales of products is mainly due to an increase in Toyota vehicle unit sales of 621 thousand vehicles and the favorable impact of changes in exchange rates compared with the prior fiscal year.
The following table shows the number of financing contracts by geographic region at the end of fiscal 2024 and 2023, respectively.

	Number of financing contracts in thousands
	As of March 31,		2024 v. 2023 Change
	2023	2024	Amount	Percentage
Japan	2,767	2,781	14	0.5%
North America	5,500	5,589	89	1.6
Europe	1,647	1,784	137	8.3
Asia	2,034	2,133	99	4.9
Other*	938	981	43	4.6

Total	12,886	13,268	382	3.0%

* “Other” consists of Central and South America, Oceania and Africa.
Geographically, sales revenues (before the elimination of intersegment revenues) for fiscal 2024 increased by 19.6% in Japan, 29.6% in North America, 32.9% in Europe, 8.5% in Asia, and 26.4% in Other compared with the prior fiscal year. Excluding the impact of changes in exchange rates of ¥1,320.0 billion, sales revenues in fiscal 2024 would have increased by 18.0% in Japan, 21.2% in North America, 19.5% in Europe, 3.1% in Asia, and 55.3% in Other compared with the prior fiscal year.

The following is a discussion of sales revenues in each geographic market (before the elimination of intersegment revenues).
Japan

	Thousands of units
	Year ended March 31,		2024 v. 2023 Change
	2023	2024	Amount	Percentage
Toyota’s consolidated vehicle unit sales*	3,703	4,014	311	8.4%
* including number of exported vehicle unit sales

	Yen in millions
	Year ended March 31,		2024 v. 2023 Change
	2023	2024	Amount	Percentage
Sales revenues:
Sales of products	17,271,451	20,679,979	3,408,528	19.7%
Financial services	311,744	340,742	28,998	9.3

Total	17,583,196	21,020,721	3,437,525	19.6%

Despite the impact of the suspension of shipments by Daihatsu Motor Co., Ltd. and Toyota Industries Corporation, sales revenues in Japan increased due primarily to the 311 thousand vehicles increase in domestic and exported vehicle unit sales, and the favorable impacts of changes in exchange rates related to export transactions and price revisions compared with the prior fiscal year. For fiscal 2023 and 2024, exported vehicle unit sales were 1,634 thousand units and 2,021 thousand units, respectively.
North America

	Thousands of units
	Year ended March 31,		2024 v. 2023 Change
	2023	2024	Amount	Percentage
Toyota’s consolidated vehicle unit sales	2,407	2,816	409	17.0%

	Yen in millions
	Year ended March 31,		2024 v. 2023 Change
	2023	2024	Amount	Percentage
Sales revenues:
Sales of products	11,965,050	15,705,804	3,740,754	31.3%
Financial services	1,878,850	2,237,268	358,418	19.1

Total	13,843,901	17,943,072	4,099,171	29.6%

Sales revenues in North America increased due primarily to the 409 thousand vehicles increase in vehicle unit sales, the favorable impact of changes in exchange rates compared with the prior fiscal year and price revisions. The increase in vehicle unit sales is attributable mainly to strong sales of such models as the RAV4 and Corolla supported by strong market conditions as compared to the prior year.

Europe

	Thousands of units
	Year ended March 31,		2024 v. 2023 Change
	2023	2024	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,030	1,192	162	15.7%

	Yen in millions
	Year ended March 31,		2024 v. 2023 Change
	2023	2024	Amount	Percentage
Sales revenues:
Sales of products	4,003,043	5,255,395	1,252,352	31.3%
Financial services	270,693	426,369	155,676	57.5

Total	4,273,735	5,681,764	1,408,028	32.9%

Sales revenues in Europe increased due primarily to the 162 thousand vehicles increase in vehicle unit sales, the favorable impact of changes in exchange rates compared with the prior fiscal year and price revisions. The increase in vehicle unit sales is attributable mainly to the market progressing in a steady manner and strong sales of such models as the Corolla.
Asia

	Thousands of units
	Year ended March 31,		2024 v. 2023 Change
	2023	2024	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,751	1,804	53	3.0%

	Yen in millions
	Year ended March 31,		2024 v. 2023 Change
	2023	2024	Amount	Percentage
Sales revenues:
Sales of products	7,832,020	8,485,219	653,199	8.3%
Financial services	212,886	245,529	32,643	15.3

Total	8,044,906	8,730,749	685,843	8.5%

Sales revenues in Asia increased due primarily to the 53 thousand vehicles increase in vehicle unit sales, the favorable impact of changes in exchange rates compared with the prior fiscal year and price revisions. The increase in vehicle unit sales is attributable mainly to strong sales in India.

Other

	Thousands of units
	Year ended March 31,		2024 v. 2023 Change
	2023	2024	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,565	1,638	73	4.6%

	Yen in millions
	Year ended March 31,		2024 v. 2023 Change
	2023	2024	Amount	Percentage
Sales revenues:
Sales of products	3,225,962	4,037,260	811,298	25.1%
Financial services	246,232	352,525	106,293	43.2

Total	3,472,193	4,389,785	917,592	26.4%

Sales revenues in Other increased due primarily to the 73 thousand vehicles increase in vehicle unit sales compared with the prior fiscal year and the inflationary economy in Argentina. The increase in vehicle unit sales is attributable mainly to strong sales in Oceania.
Operating Costs and Expenses

	Yen in millions
	Year ended March 31,		2024 v. 2023 Change
	2023	2024	Amount	Percentage
Operating costs and expenses
Cost of products sold	29,128,561	33,600,612	4,472,051	15.4%
Cost of financing services	1,712,721	2,126,395	413,674	24.2
Selling, general and administrative	3,587,990	4,015,383	427,393	11.9

Total	34,429,273	39,742,390	5,313,117	15.4%

Yen in millions
2024 v. 2023 Change
Changes in operating costs and expenses:
Effect of changes in vehicle unit sales and sales mix	3,880,000
Effect of changes in exchange rates	635,000
Effect of increase of cost of financial services	270,000
Effect of cost reduction efforts	(120,000)
Increase or decrease in expenses and expense reduction efforts	380,000
Other	268,117

Total	5,313,117

Operating costs and expenses increased by ¥5,313.1 billion, or 15.4%, to ¥39,742.3 billion during fiscal 2024 compared with the prior fiscal year.
Cost Reduction Efforts
During fiscal 2024, continued cost reduction efforts together with suppliers contributed to a reduction of operating costs and expenses by ¥120.0 billion. This decrease was due to a ¥265.0 billion reduction principally attributable to value engineering activities and other cost reduction efforts concerning design-related costs, and a

¥120.0 billion reduction attributable to cost reduction efforts principally at plants and logistics departments. However, that decrease was offset by a ¥265.0 billion increase in operating costs and expenses attributable to the impact of soaring materials prices.
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
Cost of Products Sold
Cost of products sold increased by ¥4,472.0 billion, or 15.4%, to ¥33,600.6 billion during fiscal 2024 compared with the prior fiscal year. This increase mainly reflected the ¥3,880.0 billion impact of changes in vehicle unit sales and sales mix and the ¥420.0 billion unfavorable impact of fluctuations in foreign currency translation rates.
Cost of Financial Services
Cost of financial services increased by ¥413.6 billion, or 24.2%, to ¥2,126.3 billion during fiscal 2024 compared with the prior fiscal year. This increase was due mainly to the increase in funding costs resulting from higher interest rates and the increase in expenses related to credit losses.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by ¥427.3 billion, or 11.9%, to ¥4,015.3 billion during fiscal 2024 compared with the prior fiscal year. This increase was due mainly to the ¥225.0 billion increase in labor costs and the ¥180.0 billion increase in sales expenses.
Operating Income

Yen in millions
2024 v. 2023 Change
Changes in operating income and loss:
Effect of marketing efforts	2,000,000
Effect of cost reduction efforts	120,000
Effect of changes in exchange rates	685,000
Increase or decrease in expenses and expense reduction efforts	(380,000)
Other	202,909

Total	2,627,909

Toyota’s operating income increased by ¥2,627.9 billion, or 96.4%, to ¥5,352.9 billion during fiscal 2024 compared with the prior fiscal year. This increase was due to the ¥2,000.0 billion impact of marketing efforts, the ¥685.0 billion favorable impact of changes in exchange rates, the ¥120.0 billion aggregate favorable impact of factors categorized as cost reduction efforts (including fluctuations in raw materials prices) and other factors, partially offset by the ¥380.0 billion aggregate unfavorable impact of changes in expenses and expense reduction efforts.
Marketing efforts includes the ¥980.0 billion positive impact of changes in vehicle unit sales and sales mix and the ¥920.0 billion in other favorable impacts that are due mainly to price revisions. “Other” includes valuation gains from interest rate swaps and interest rate currency swaps of ¥140.5 billion.

The favorable impact of changes in exchange rates was due mainly to the ¥590.0 billion impact of overseas transactions such as imports and exports denominated in foreign currencies.
During fiscal 2024, operating income (before elimination of intersegment profits) compared with the prior fiscal year increased by ¥1,582.8 billion, or 83.2%, in Japan, ¥581.0 billion in North America, ¥330.6 billion, or 575.4%, in Europe, and ¥151.1 billion, or 21.2%, in Asia, and decreased by ¥33.0 billion, or 14.3%, in Other.
The following is a description of operating income in each geographic market.
Japan

Yen in millions
2024 v. 2023 Change
Changes in operating income and loss:
Effect of marketing efforts	1,130,000
Effect of cost reduction efforts	(110,000)
Effect of changes in exchange rates	625,000
Increase or decrease in expenses and expense reduction efforts	(140,000)
Other	77,808

Total	1,582,808

North America

Yen in millions
2024 v. 2023 Change
Changes in operating income and loss:
Effect of marketing efforts	455,000
Effect of cost reduction efforts	125,000
Effect of changes in exchange rates	60,000
Increase or decrease in expenses and expense reduction efforts	(190,000)
Other	131,056

Total	581,056

Europe

Yen in millions
2024 v. 2023 Change
Changes in operating income and loss:
Effect of marketing efforts	180,000
Effect of cost reduction efforts	75,000
Effect of changes in exchange rates	(5,000)
Increase or decrease in expenses and expense reduction efforts	10,000
Other	70,636

Total	330,636

Asia

Yen in millions
2024 v. 2023 Change
Changes in operating income and loss:
Effect of marketing efforts	115,000
Effect of cost reduction efforts	35,000
Effect of changes in exchange rates	(35,000)
Increase or decrease in expenses and expense reduction efforts	5,000
Other	31,140

Total	151,140

Other

Yen in millions
2024 v. 2023 Change
Changes in operating income and loss:
Effect of marketing efforts	125,000
Effect of cost reduction efforts	(5,000)
Effect of changes in exchange rates	40,000
Increase or decrease in expenses and expense reduction efforts	(80,000)
Other	(113,017)

Total	(33,017)

Other Income and Expenses
Share of profit (loss) of investments accounted for using the equity method during fiscal 2024 increased by ¥120.0 billion, or 18.7%, to ¥763.1 billion compared with the prior fiscal year. This increase was due mainly to an increase during fiscal 2024 in net income attributable to the shareholders of companies accounted for by the equity method.
Other finance income increased by ¥367.8 billion, or 97.0%, to ¥747.2 billion during fiscal 2024 compared with the prior fiscal year. This increase was due mainly to an increase during fiscal 2024 in interest income and profit on sales of securities.
Other finance costs decreased by ¥21.4 billion, or 17.1%, to ¥103.7 billion during fiscal 2024 compared with the prior fiscal year. This decrease was due mainly to a decrease during fiscal 2024 in losses on securities revaluation.
Foreign exchange gain (loss), net increased by ¥63.0 billion to ¥187.5 billion during fiscal 2024 compared with the prior fiscal year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated assets and liabilities recognized through transactions in foreign currencies translated at prevailing exchange rates and the value at the date the transaction settled during the fiscal year, including those settled using forward foreign currency exchange contracts, or the value translated by appropriate year-end
exchange rates. The ¥63.0 billion increase in foreign exchange gain (loss), net was due mainly to the gains recorded in fiscal 2024 resulting from the Japanese yen being weaker against foreign currencies at the maturity dates of the foreign currency deposit and loans than at the dates of the deposit or the lending.
Other income (loss), net increased by ¥96.0 billion, to ¥17.9 billion during fiscal 2024 compared with the prior fiscal year.

Income Taxes
The provision for income taxes increased by ¥717.8 billion, or 61.1%, to ¥1,893.6 billion during fiscal 2024 compared with the prior fiscal year. This increase was due mainly to the increase in income before income taxes. The average effective tax rate for fiscal 2024 was 27.2%.
Net Income Attributable to
Non-controlling
Interests
Net income attributable to
non-controlling
interests increased by ¥84.8 billion, or 203.7%, to ¥126.4 billion during fiscal 2024 compared with the prior fiscal year. This increase was due mainly to an increase during fiscal 2024 in net income of consolidated subsidiaries.
Net Income Attributable to Toyota Motor Corporation
Net income attributable to Toyota Motor Corporation increased by ¥2,493.6 billion, or 101.7%, to ¥4,944.9 billion during fiscal 2024 compared with the prior fiscal year.
Other Comprehensive Income, Net of Tax
Other comprehensive income, net of tax increased by ¥1,289.3 billion to ¥2,117.1 billion for fiscal 2024 compared with the prior fiscal year. This increase resulted mainly from net changes in revaluation of financial assets measured at fair value through other comprehensive income gains of ¥569.7 billion in fiscal 2024 compared with losses of ¥16.5 billion in the prior fiscal year, due mainly to changes in prices of marketable stocks in stock exchange markets, and exchange differences on translating foreign operations gains of ¥1,178.8 billion in fiscal 2024 compared with gains of ¥676.0 billion in the prior fiscal year, due mainly to the weakening of the yen against the U.S. dollar and the euro.
Segment Information
The following is a discussion of the results of operations for each of Toyota’s operating segments. The amounts presented are prior to intersegment elimination.

	Yen in millions
	Year ended March 31,		2024 v. 2023 Change
	2023	2024	Amount	Percentage
Automotive:
Sales revenues	33,820,000	41,266,204	7,446,204	22.0%
Operating income	2,180,637	4,621,475	2,440,838	111.9
Financial Services:
Sales revenues	2,809,647	3,484,198	674,551	24.0
Operating income	437,516	570,023	132,507	30.3
All Other:
Sales revenues	1,224,943	1,368,164	143,221	11.7
Operating income	103,451	175,241	71,789	69.4
Intersegment elimination/unallocated amount:
Sales revenues	(700,293)	(1,023,242)	(322,949)	—
Operating income	3,420	(13,805)	(17,226)	—
Total

Sales revenues	37,154,298	45,095,325	7,941,027	21.4%
Operating income	2,725,025	5,352,934	2,627,909	96.4%

Automotive Operations Segment
The automotive operations segment is Toyota’s largest operating segment by sales revenues. Sales revenues for the automotive segment increased during fiscal 2024 by ¥7,446.2 billion, or 22.0%, to ¥41,266.2 billion compared with the prior fiscal year. The increase mainly reflects the ¥5,130.0 billion favorable impact of changes in vehicle unit sales and sales mix and the ¥880.0 billion favorable impact of changes in exchange rates.
Operating income from the automotive operations increased by ¥2,440.8 billion, or 111.9%, to ¥4,621.4 billion during fiscal 2024 compared with the prior fiscal year. This increase in operating income was due mainly to the ¥2,300.0 billion impact of marketing efforts and the ¥660.0 billion favorable impact of changes in exchange rates.
Financial Services Operations Segment
Sales revenues for the financial services operations increased during fiscal 2024 by ¥674.5 billion, or 24.0%, to ¥3,484.1 billion compared with the prior fiscal year. This increase was due mainly to the increase in loan balance and the favorable impact of changes in exchange rates.
Operating income from financial services operations increased by ¥132.5 billion, or 30.3%, to ¥570.0 billion during fiscal 2024 compared with the prior fiscal year. This increase was due mainly to decrease in valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries in the United States.
All Other Operations Segment
Sales revenues for Toyota’s other operations segments increased by ¥143.2 billion, or 11.7%, to ¥1,368.1 billion during fiscal 2024 compared with the prior fiscal year.
Operating income from Toyota’s other operations segments increased by ¥71.7 billion, or 69.4%, to ¥175.2 billion during fiscal 2024 compared with the prior fiscal year.
Results of Operations — Fiscal 2023 Compared with Fiscal 2022

	Yen in millions
	Year ended March 31,		2023 v. 2022 Change
	2022	2023	Amount	Percentage
Sales revenues:
Japan	15,991,436	17,583,196	1,591,760	10.0%
North America	11,166,479	13,843,901	2,677,421	24.0
Europe	3,867,847	4,273,735	405,888	10.5
Asia	6,530,566	8,044,906	1,514,340	23.2
Other*	2,928,183	3,472,193	544,011	18.6
Intersegment elimination/unallocated amount	(9,105,004)	(10,063,633)	(958,629)	—

Total	31,379,507	37,154,298	5,774,791	18.4%
Operating income (loss):
Japan	1,423,445	1,901,463	478,018	33.6
North America	565,784	(74,736)	(640,520)	—
Europe	162,973	57,460	(105,513)	(64.7)
Asia	672,350	714,451	42,101	6.3
Other*	238,169	231,362	(6,807)	(2.9)
Intersegment elimination/unallocated amount	(67,024)	(104,974)	(37,950)	—

Total	2,995,697	2,725,025	(270,672)	(9.0)%
Operating margin	9.5%	7.3%	(2.2)%
Income before income taxes	3,990,532	3,668,733	(321,799)	(8.1)

	Yen in millions
	Year ended March 31,		2023 v. 2022 Change
	2022	2023	Amount	Percentage
Net margin from income before income taxes	12.7%	9.9%	(2.8)%
Net income attributable to Toyota Motor Corporation	2,850,110	2,451,318	(398,792)	(14.0)
Net margin attributable to Toyota Motor Corporation	9.1%	6.6%	(2.5)%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.
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

	Yen in millions
	Year ended March 31,		2023 v. 2022 Change
	2022	2023	Amount	Percentage
Automotive:
Sales revenues	28,605,738	33,820,000	5,214,263	18.2%
Operating income	2,284,290	2,180,637	(103,653)	(4.5)
Financial Services:
Sales revenues	2,324,026	2,809,647	485,621	20.9
Operating income	657,001	437,516	(219,485)	(33.4)
All Other:
Sales revenues	1,129,876	1,224,943	95,067	8.4
Operating income	42,302	103,451	61,150	144.6
Intersegment elimination/unallocated amount:
Sales revenues	(680,133)	(700,293)	(20,160)	—
Operating income	12,104	3,420	(8,684)	—
Total

Sales revenues	31,379,507	37,154,298	5,774,791	18.4%
Operating income	2,995,697	2,725,025	(270,672)	(9.0)%

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
Basic Concept Regarding the Selection of Accounting Standards
TMC has adopted IFRS Accounting Standards for its consolidated financial statements in order to improve the international comparability of its financial information in the capital markets, among other reasons, beginning with the first quarter of the fiscal year ended March 31, 2021.
Outlook
Toyota is taking on the challenge of transforming into a mobility company with the mission of “producing happiness for all.” We are now accelerating practical efforts to give concrete form to our vision, based on a solid management foundation in products, operations, and finances that have been established over the years.
Through the transformation into a mobility company and continuing to work on the evolution of the automobile, our goal is to contribute to creating a mobility society filled with smiling faces. We would also like to work together with many like-minded partners to achieve a new industrial structure. We believe that the key to these aims is to increase the mobility of energy and data, thereby increasing the value of mobility. Looking ahead to a future supported by electricity and hydrogen, we would like to support the creation of a society based on renewable energy in which cars serve as a medium for transporting energy, and also use mobility’s value created through data to further enrich our customers’ lives. Taking the foregoing external factors and other factors into account, Toyota expects that sales revenues for fiscal 2025 will increase compared with fiscal 2024 due mainly to a favorable impact of changes in exchange rates and an increase in vehicle unit sales. Toyota expects that operating income will decrease in fiscal 2025 compared with fiscal 2024 due mainly to investments towards human resources for the future and our transition towards a mobility company. Toyota expects that income before income taxes and net income attributable to Toyota Motor Corporation will also decrease in fiscal 2025 compared with fiscal 2024.

For the purposes of this outlook discussion, Toyota is assuming an average exchange rate of ¥145 to the U.S. dollar and ¥160 to the euro. Exchange rate fluctuations can materially affect Toyota’s operating results. In particular, a strengthening of the Japanese yen against the U.S. dollar can have a material adverse effect on Toyota’s operating results. See “Item 5. Operating and Financial Review and Prospects — 5.A Operating Results — Overview — Currency Fluctuations” for further discussion.
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
In fiscal 2025, Toyota expects to sufficiently fund its cash requirements, including those relating to capital expenditures as well as its research and development activities, through cash and cash equivalents on hand, cash generated by operations, the issuance of corporate bonds, and debt financing. Toyota will use its funds to efficiently invest in maintenance and replacement of conventional manufacturing facilities and the introduction of new products and will focus on investment in areas contributing to strengthening competitiveness and future growth for transformation into a mobility company. See “Item 4. Information on the Company — 4.B Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures for fiscal 2022, 2023 and 2024, and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.
Toyota funds its financing programs for customers and dealers, including loans and leasing programs, from cash generated by operations, the issuance of corporate bonds, and debt financing, all by its sales finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets around the world through its network of finance subsidiaries.
Net cash provided by operating activities increased by ¥1,251.2 billion to ¥4,206.3 billion for fiscal 2024, compared with ¥2,955.0 billion for fiscal 2023. The increase was primarily attributable to the ¥2,578.4 billion increase in net income.
Net cash used in investing activities increased by ¥3,399.8 billion to ¥4,998.7 billion for fiscal 2024, compared with ¥1,598.8 billion for fiscal 2023. The increase was primarily attributable to the ¥1,703.6 billion increase in time deposits compared to the previous fiscal year.
Net cash provided by financing activities was ¥2,497.5 billion for fiscal 2024, a ¥2,553.7 billion change compared with net cash used in financing activities of ¥56.1 billion for fiscal 2023. The change was primarily attributable to the ¥2,780.4 billion increase in funding by long-term debt compared to the previous fiscal year.
For a discussion of cash flows for fiscal 2023 as compared to those for fiscal 2022, see “Item 4.B. Operating and Financial Review and Prospects – 5.B. Liquidity and Capital Resources” of Toyota’s Annual Report on
Form 20-F
for the fiscal year ended March 31, 2023.
Total capital expenditures for property, plant and equipment, including vehicles and equipment on operating leases, increased by ¥1,351.8 billion to ¥4,848.0 billion in fiscal 2024, compared to ¥3,496.2 billion in fiscal 2023.The increase was primarily attributable to the ¥954.7 billion increase in capital expenditures for the purchase of leased assets in the financial services operations segment compared to the previous fiscal year.

Toyota expects investments in property, plant and equipment, excluding vehicles and equipment on operating leases, to be approximately ¥2,150.0 billion during fiscal 2025.
Cash and cash equivalents were ¥9,412.0 billion as of March 31, 2024. Most of Toyota’s cash and cash equivalents are held in Japanese yen or in U.S. dollars.
Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds increased during fiscal 2024, by ¥4,393.9 billion, or 29.9%, to ¥19,109.0 billion as of March 31, 2024.
Trade accounts and notes receivable, less allowance for doubtful accounts increased during fiscal 2024 by ¥203.2 billion, or 5.7%, to ¥3,789.4 billion. This increase was due mainly to an increase in the impact of changes in exchange rates.
Inventories increased during fiscal 2024 by ¥349.7 billion, or 8.2%, to ¥4,605.3 billion. This increase was due mainly to an increase in the impact of changes in exchange rates.
Total finance receivables, net increased during fiscal 2024 by ¥6,923.5 billion, or 28.0%, to ¥31,694.3 billion. This increase was due mainly to an increase in loan balance to customers and dealers. Finance receivables were geographically distributed as follows: in North America 57.1%, in Asia 11.3%, in Europe 14.5%, in Japan 6.2% and in Other 10.9%.
Other financial assets increased during fiscal 2024 by ¥3,820.6 billion, or 31.1%. This increase was due mainly to an increase in public and corporate bonds.
Property, plant and equipment increased during fiscal 2024 by ¥1,623.8 billion, or 12.9%. This increase was due mainly to capital expenditures.
Accounts and notes payable increased during fiscal 2024 by ¥265.0 billion, or 5.3%. This increase was due mainly to an increase in the impact of changes in exchange rates.
Income taxes payable increased during fiscal 2024 by ¥819.9 billion, or 202.7%. This increase was mainly due to an increase in income before income taxes that led to increased income tax expense.
Toyota’s total borrowings increased during fiscal 2024 by ¥7,181.5 billion, or 24.4%. Toyota’s short-term borrowings consist of loans with a weighted-average interest rate of 2.27% and commercial paper with a weighted-average interest rate of 4.53%. Short-term borrowings increased during fiscal 2024 by ¥897.7 billion, or 19.6%, to ¥5,487.9 billion. Toyota’s long-term debt mainly consists of unsecured and secured loans, medium-term notes, unsecured and secured notes with weighted-average interest rates ranging from 1.92% to 7.86%, and maturity dates ranging from 2024 to 2048. The current portion of long-term debt increased during fiscal 2024 by ¥2,196.2 billion, or 28.7%, to ¥9,844.8 billion and the non-current
portion increased by ¥4,080.9 billion, or 24.5%, to ¥20,766.3 billion. The increase in total borrowings resulted mainly from the increasing demand for financing associated with the increase in the loan balance at financial subsidiaries. As of March 31, 2024, approximately 53% of long-term debt was denominated in U.S. dollars, 10% in Japanese yen, 13% in euros, 5% in Australian dollars, 4% in Canadian dollars, and 15% in other currencies. Toyota hedges interest rate risk exposure of fixed-rate borrowings by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.
As of March 31, 2024, Toyota’s total interest-bearing debt was 106.8% of Toyota Motor Corporation shareholders’ equity, compared with 103.7% as of March 31, 2023.

The following table provides information on credit ratings of Toyota’s short-term borrowing and long-term debt from Standard & Poor’s Ratings Group (S&P), Moody’s Investors Services (Moody’s), and Rating and Investment Information, Inc. (R&I), as of May 31, 2024. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

	S&P	Moody’s	R&I
Short-term borrowing	A-1+	P-1	—
Long-term debt	A+	A1	AAA
Toyota’s net defined benefit liability (asset) of Japanese plans decreased during fiscal 2024 by ¥85.9 billion, or 69.3%, to ¥38.0 billion. The net defined benefit liability (asset) of foreign plans increased during fiscal 2024 by ¥52.2 billion, or 16.6%, to ¥366.0 billion. The amounts of net defined benefit liability (asset) will be funded through future cash contributions by Toyota or in some cases will be settled on the retirement date of each covered employee. The decrease in net defined benefit liability (asset) of the Japanese plans reflects mainly a decrease in defined benefit obligations due to an increased discount rate. See note 23 to the consolidated financial statements for further discussion.
Toyota’s treasury policy is to maintain controls on all exposures, to adhere to stringent counterparty credit standards, and to actively monitor marketplace exposures. Toyota remains centralized and is pursuing global efficiency of its financial services operations through Toyota Financial Services Corporation.
The key element of Toyota’s financial strategy is maintaining a strong financial position that will allow Toyota to fund its research and development initiatives, capital expenditures and financial services operations efficiently even if earnings are subject to short-term fluctuations. Toyota believes that it maintains sufficient liquidity for its present cash requirements and that, by maintaining its high credit ratings, it will continue to be able to access funds from external sources in large amounts and at relatively low costs. In order for Toyota to maintain its high credit ratings, a number of conditions must be met, some of which are not within Toyota’s control. Such conditions include those relating to the general economic condition in Japan and the other major markets in which Toyota does business, as well as whether Toyota can successfully implement its business strategy.
Toyota uses its securitization program as part of its funding through special purpose entities for its financial services operations. Toyota is considered as the primary beneficiary of these special purpose entities and therefore consolidates them. Toyota has not entered into any off-balance
sheet securitization transactions during fiscal 2024.
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

The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2024

	Yen in millions
		Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:
Short-term debt	5,487,959	5,487,959	—	—	—
Long-term debt	31,073,820	9,918,326	12,033,292	6,449,064	2,673,138
Commitments for the purchase of property, plant, other assets and services (note 30)	4,712,085	474,929	476,834	986,110	2,774,212

Total	41,273,864	15,881,214	12,510,126	7,435,174	5,447,350

Commercial Commitments (note 30):
Maximum potential exposure to guarantees given in the ordinary course of business	3,310,989	881,967	1,470,118	834,481	124,423

Total	3,310,989	881,967	1,470,118	834,481	124,423

*	“Long-term debt” represents future principal payments.
Toyota expects to contribute ¥45,860 million domestically and ¥16,493 million overseas to its pension plans in fiscal 2025.
Lending Commitments
Credit Facilities with Credit Card Holders
Toyota’s financial services operations issue credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holder’s requests up to the limits established on an individual holder’s basis. Although loans made to customers through these facilities are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥164.6 billion as of March 31, 2024.
Credit Facilities with Dealers
Toyota’s financial services operations maintain credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota evaluates the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operations also provide financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota’s outstanding credit facilities with dealers totaled ¥3,794.0 billion as of March 31, 2024.

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
Toyota’s research and development expenditures were approximately ¥1,202.3 billion in fiscal 2024, ¥1,241.6 billion in fiscal 2023, and ¥1,124.2 billion in fiscal 2022.
Toyota presents research and development expenditures as a supplemental measure that demonstrates the amount of research and development expenditures undertaken during the relevant reporting period. Toyota defines research and development expenditures as research and development cost, plus research and development-related expenditures that were recognized as intangible assets, less amortization expenses for such assets. This measure has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of Toyota’s research and development cost as reported under IFRS Accounting Standards.
For details of the research and development cost recorded in the consolidated statement of income, see note 27 to the consolidated financial statements.
Toyota operates a global research and development organization with the primary goal of building automobiles that meet the needs of customers in every region of the world. In Japan, research and development operations are led by Toyota and Toyota Central Research & Development Laboratories, Inc., which works closely with Daihatsu, Hino, Toyota Auto Body Co., Ltd., Toyota Motor East Japan, Inc., and many other group companies. Overseas, Toyota has a worldwide network of technical centers as well as design and motorsports research and development centers.
Toyota established TRI in January 2016 to accelerate research and development of artificial intelligence technology, which has significant potential to support future industrial technologies. In July 2017, TRI invested $100 million to launch a venture capital fund designed to provide financing to startup companies, and is making investments in newly established promising startup companies in the four areas of artificial intelligence, robotics, autonomous mobility, and data and cloud technology. TRI successively invested another $100 million in May 2019, $150 million in June 2021 and $150 million in April 2024. In addition, in an aim to achieve carbon neutrality, TRI established a $150 million fund in June 2021 and invested additional $150 in April 2024.
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
Furthermore, Toyota Technical Center Shimoyama was established in Aichi Prefecture as a new R&D base, with partial operation in April 2019 and full operation in March 2024. Together with Toyota Technical Center, Toyota Technical Center Shimoyama develops vehicles aimed at “making ever-better cars” by bringing together members of all kinds of functions, such as vehicle planning, style, design, and evaluation, and by finding problems in vehicles while running a test course that reproduces a wide variety of severe usage environments around the world, and by repeating improvements.
The following table provides information on Toyota’s principal research and development facilities.

Facility	Principal Activity
Japan

Toyota Technical Center	Product planning, style, design, prototype production and vehicle evaluation

Toyota Technical Center Shimoyama	Product planning, style, design and vehicle evaluation

Higashi-Fuji Technical Center	Advanced development

Tokyo Design Research & Laboratory	Advanced styling designs

Woven by Toyota, Inc.	Development of artificial intelligence technology with a focus on automated driving technology Development of Woven City and software platform technologies

Otemachi Office	Development of key IT technologies, creation of new values by utilizing big data and collaboration with venture companies

Shibetsu Proving Ground	Evaluation

Toyota Central R&D Labs., Inc.	Basic research

United States

Toyota Motor Engineering and Manufacturing North America, Inc.	Product planning, design and evaluation of vehicles manufactured in North America

Calty Design Research, Inc.	Design

Toyota Research Institute of North America (TRI-NA)	Advanced research relating to “energy and environment,” “safety” and “mobility infrastructure”

Toyota Research Institute, Inc.	Research and development of artificial intelligence technology

Woven by Toyota, U.S., Inc.	Development of automated driving technology and software

Europe

Toyota Motor Europe NV/SA	Planning and evaluation of vehicles manufactured in Europe

Facility	Principal Activity
Toyota Europe Design Development S.A.R.L.	Design
TOYOTA GAZOO Racing Europe GmbH	Development of motor sports vehicles
Woven by Toyota, U.K., Ltd.	Development of automated driving technology and software platform technology
Asia Pacific
Toyota Motor Asia (Thailand) Co., Ltd.*	Planning and evaluation of vehicles manufactured in Australia and Asia
* Toyota Daihatsu Engineering & Manufacturing Co., Ltd. was renamed Toyota Motor Asia (Thailand) Co., Ltd. on June 4, 2024.
China
Intelligent Electro Mobility R&D Center by TOYOTA (China) Co., Ltd.	Environmental technology design and evaluation in China
FAW Toyota Research & Development Co., Ltd.	Design, evaluation and certification of vehicles manufactured in China
GAC Toyota Motor Co., Ltd. R&D Center	Design, evaluation and certification of vehicles manufactured in China
BYD Toyota EV Technology Co., Ltd.	Design and evaluation of BEVs
Toyota Motor Technical Research and Service (Shanghai) Co., Ltd.	Research of new technology, construction and system of automobiles
United Fuel Cell System R&D (Beijing) Co., Ltd.	Development of FC system for commercial vehicles in China
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
Toyota believes that it is critical to appoint individuals who practice “product-centered and region-centered management” and contribute to decision-making aimed at sustainable growth into the future based on the “Toyota Philosophy”. Moreover, these individuals should be able to play a significant role in transforming Toyota into a “mobility company” through responding to electrification, intelligence, and diversification and external partnerships based on trust and friendship and internal two-way
interactive teamwork, while working towards solutions for social challenges such as the climate change issue. Toyota maintains its board of directors and senior management at an adequate size, and ensures they are overall balanced and diverse, including from the perspective of gender and nationality. Three outside members of the board of directors have been appointed in order to further reflect the opinions of those from outside the company in management’s decision-making process. Toyota has six audit & supervisory board members, four of whom are outside audit & supervisory board members. In order to be prepared in the event Toyota lacks the number of audit & supervisory board members required by law, one substitute audit & supervisory board member has been appointed pursuant to Article 329, Paragraph 3 of the Companies Act.

Set forth below are brief summaries of Toyota’s members of the board of directors and audit & supervisory board members.

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares (in thousands)
Akio Toyoda (May 3, 1956)	Chairman of the Board of Directors	1984 Joined TMC 2000 Member of the Board of Directors of TMC 2002 Managing Director of TMC 2003 Senior Managing Director of TMC 2005 Executive Vice President of TMC 2009 President of TMC 2023 Chairman of TMC (to present) (important concurrent duties) Chairman of TOYOTA FUDOSAN CO., LTD. Director of DENSO Corporation Representative Director of ROOKIE Racing, Inc. Chairman of TOYOTA GAZOO Racing World Rally Team	23,466

Shigeru Hayakawa (September 15, 1953)	Vice Chairman of the Board of Directors	1977 Joined Toyota Motor Sales Co., Ltd. 2007 Managing Officer of TMC 2007 Toyota Motor North America, Inc. President 2012 Senior Managing Officer of TMC 2015 Member of the Board of Directors and Senior Managing Officer of TMC 2017 Vice Chairman of TMC (to present) (important concurrent duties) Representative Director of Institute for International Economic Studies	331

Koji Sato (October 19, 1969)	President, Member of the Board of Directors	1992 Joined TMC 2017 Executive General Manager of TMC 2020 Operating Officer of TMC 2021 Operating Officer of TMC (current system) 2023 Operating Officer and President of TMC President of TMC (to present) (important concurrent duties) Chairman of TOYOTA GAZOO Racing Europe GmbH Chairman and CEO of Toyota Motor North America, Inc.	56

Hiroki Nakajima (April 10, 1962)	Member of the Board of Directors, Operating Officer, Vice President	1987 Joined TMC 2014 Executive General Manager of TMC 2015 Managing Officer of TMC 2020 Operating Officer of TMC 2023 Operating Officer and Executive Vice President of TMC (current system) Member of the Board of Directors, Operating Officer, Vice President of TMC (to present) (important concurrent duties) President of Commercial Japan Partnership Technologies Corporation	20

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares (in thousands)

Yoichi Miyazaki (October 19, 1963)	Member of the Board of Directors, Operating Officer, Vice President	1986 Joined TMC 2015 Managing Officer of TMC 2019 Operating Officer of TMC 2022 Operating Officer of TMC (current system) 2023 Operating Officer and Executive Vice President of TMC Member of the Board of Directors, Operating Officer, Vice President of TMC (to present)	44

Simon Humphries (March 30, 1967)	Member of the Board of Directors, Operating Officer	1988 Joined DCA Design in UK. 1994 Joined TMC 2016 President of Toyota Europe Design Development S.A.R.L. 2018 Executive General Manager of TMC 2023 Operating Officer of TMC Member of the Board of Directors, Operating Officer (to present) (important concurrent duties) Executive Vice President of Calty Design Research, Inc.	11

Ikuro Sugawara (March 6, 1957)	Outside Member of the Board of Directors
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
Outside Member of the Board of Directors of TMC (to present)
2024 Advisor of SMBC

(important concurrent duties)
Advisor of SMBC
1

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
0

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares (in thousands)

Corporate Strategy, Hitotsubashi University Business School (to present)
2023 Outside Member of the Board of Directors of TMC (to present)

(important concurrent duties)
Professor at School of Business Administration, Hitotsubashi University Business School Outside Director of Tokio Marine Holdings, Inc.

Takeshi Shirane (September 5, 1952)	Full-time Audit & Supervisory Board Member	1977 Joined TMC 2001 General Manager of Production Management Div. of TMC 2004 General Manager of Global Procurement Planning Div. of TMC 2005 General Manager of 1st Procurement Div. of TMC Managing Officer of TMC 2009 Senior Managing Director of TMC 2011 Senior Managing Officer of TMC Advisor of Kanto Auto Works, Ltd. 2012 President of Kanto Auto Works, Ltd. President of Toyota Motor East Japan, Inc. 2019 Chairman of the Board of Toyota Motor East Japan, Inc. 2023 Senior Executive Advisor of Toyota Motor East Japan, Inc. (to present) Audit & Supervisory Board Member of TMC (to present)	150

Masahide Yasuda (April 1, 1949)	Full-time Audit & Supervisory Board Member	1972 Joined TMC 2000 General Manager of Overseas Parts Division of TMC 2007 President of Toyota Motor Corporation Australia Ltd. 2014 Chairman of Toyota Motor Corporation Australia Ltd. 2017 Retired as Chairman of Toyota Motor Corporation Australia Ltd. 2018 Audit & Supervisory Board Member of TMC (to present)	63

Katsuyuki Ogura (January 25, 1963)	Full-time Audit & Supervisory Board Member	1985 Joined TMC 2015 General Manager of Affiliated Companies Finance Dept. of TMC 2018 General Manager of Audit & Supervisory Board Office of TMC 2019 Audit & Supervisory Board Member of TMC (to present) (important concurrent duties) Outside Audit & Supervisory Board Member of Aichi Steel Corporation	30

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares (in thousands)

George Olcott (May 7, 1955)	Outside Audit & Supervisory Board Member	1986 Joined S.G.Warburg & Co., Ltd 1999 President of UBS Asset Management (Japan) 1999 President, Japan UBS Brinson 2000 Managing Director, Equity Capital Markets, UBS Warburg Tokyo 2001 Judge Business School, University of Cambridge 2005 FME Teaching Fellow, Judge Business School, University of Cambridge 2008 Senior Fellow, Judge Business School, University of Cambridge 2022 Outside Audit & Supervisory Board Member of TMC (to present) (important concurrent duties) Outside Director of Kirin Holdings Company, Limited	3

Catherine O’Connell (February 10, 1967)	Outside Audit & Supervisory Board Member
1987 Joined Japan Travel Bureau Inc.
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

(important concurrent duties)
Registered foreign attorney
External Audit & Supervisory Board Member of Fujitsu Limited
—

Hiromi Osada (June 11, 1973)	Outside Audit & Supervisory Board Member	1999 Joined Chunichi Shimbun Co., Ltd. 2021 Editorial writer and Leader for reserve reporters in the Business News Department of Chunichi Shimbun Co., Ltd. 2023 Editorial Committee Member and International General Desk of Chunichi Shimbun Co., Ltd. 2024 Retired from Chunichi Shimbun Co., Ltd. 2024 Outside Audit & Supervisory Board Member of TMC (to present)	—

1.	Mr. Koji Sato, who is President and Member of the Board of Directors, concurrently serves as Operating Officer (President).

2.
The terms of office of the members of the board of directors commenced at the conclusion of the Ordinary General Shareholders’ Meeting held on June 18, 2024 and will expire at the conclusion of the Ordinary General Shareholders’ Meeting for fiscal 2025.

3.
The terms of office of Mr. Takeshi Shirane, Mr. Katsuyuki Ogura, and Ms. Catherine O’Connell, who are all Audit & Supervisory Board Members, commenced at the conclusion of the Ordinary General Shareholders’ Meeting held on June 14, 2023 and will expire at the conclusion of the Ordinary General Shareholders’ Meeting for fiscal 2027.

4.
The terms of office of Mr. Masahide Yasuda and Mr. George Olcott, who are both Audit & Supervisory Board Members, commenced at the conclusion of the Ordinary General Shareholders’ Meeting held on June 15, 2022 and will expire at the conclusion of the Ordinary General Shareholders’ Meeting for fiscal 2026.

5.
The terms of office of Ms. Hiromi Osada commenced at the conclusion of the Ordinary General Shareholders’ Meeting held on June 18, 2024 and will expire at the conclusion of the Ordinary General Shareholders’ Meeting for fiscal 2028.

None of the persons listed above was selected as a member of board of directors, audit & supervisory board member or member of senior management pursuant to an arrangement or understanding with Toyota’s major shareholders, customers, suppliers or others.
Set forth below is a brief summary of Toyota’s substitute audit & supervisory board member.

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares
Kumi Fujisawa (March 15, 1967)	Substitute Audit & Supervisory Board Member
1995 Founder and President of IFIS Limited Ltd.
2000 Director of Think Tank SophiaBank
2011 Public Governor of the Japan Securities Dealers Association (to present)
2012 Director of Organization for Supporting the Turnaround of Businesses Damaged by the Great East Japan Earthquake
2013 President of Think Tank SophiaBank
2014 Outside Director of Toyota Tsusho Corporation
2022 Chairperson of Institute for International Socio-Economic Studies (to present)

(important concurrent duties)
Chairperson of Institute for International Socio-Economic Studies
Outside Director of Net Protections Holdings, Inc.
Outside Director (Audit & Supervisory Committee Member) of CellSource Co., Ltd.
Outside Director of Shizuoka Financial Group, Inc.
—
6.B COMPENSATION
Decision Making Policy and Process
Toyota believes that it is critical to appoint individuals who practice “product-centered and region-centered management” and contribute to decision-making aimed at sustainable growth into the future based on the “Toyota Philosophy.” Moreover, these individuals should be able to play a significant role in transforming Toyota into a mobility company and contribute to the solutions of social issues, including climate change, through efforts for electrification, intelligence, and diversification and building external partnerships therefor based on trust and friendship and internal two-way
interactive teamwork. Toyota’s director compensation system is an important means through which to promote various initiatives and is determined based on the following policy.

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
The amount of remuneration for each member of the board of directors of Toyota and the remuneration system are decided by the board of directors and the “Executive Compensation Meeting,” a majority of the members of which are outside members of the board of directors, to ensure the independence of the decision. As of the date of this annual report, the Executive Compensation Meeting consists of vice chairman of the board of directors Shigeru Hayakawa (Chairman), member of the board of directors Yoichi Miyazaki, and outside members of the board of directors Ikuro Sugawara, Sir Philip Craven, Masahiko Oshima and Emi Osono*.
The amount of remuneration for each outside member of the Board of Directors and the amount of remuneration for each non-outside
member of the Board of Directors were determined at meetings of the Executive Compensation Meeting held in June 2023 and April 2024, respectively.

*
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
Executive Compensation Meetings were held in June, September, October and December 2023 and February, March and April 2024 to discuss and determine the amount of remuneration for fiscal 2024 and other relevant matters.
Furthermore, preliminary examination meetings, consisting only of outside members of the board of directors, were held in July 2023 and January, February and April 2024 to discuss matters for the Executive Compensation Meetings. Remuneration for the members of the board of directors were determined with the unanimous consent of the Executive Compensation Meeting.
The principal topics discussed at Executive Compensation Meetings included:

•	Review of remuneration level for each position and job responsibility

•	Review of remuneration composition for each position and job responsibility

•	Review of benchmarks and evaluation of actual results of fiscal 2024

•	Determination of the amount of remuneration for each member of the board of directors
As a result of discussions at the Executive Compensation Meeting, Toyota has revised part of the policies for determining remuneration for each member of the Board of Directors from fiscal 2023 in order to be able to better put into practice the purport of the Overall Policy. However, for those members of the Board of Directors who retired at the close of the Ordinary General Shareholders’ Meeting held on June 14, 2023 (“Retired Members of the Board of Directors”), the amount of remuneration for each member is determined by applying the determination policies before the revision.
Method of Determining Performance-based Remuneration (Bonus and Share Compensation)
Directors with Japanese Citizenship (Excluding Outside Members of the Board of Directors)
Toyota sets the total amount of compensation that each member of the board of directors receives annually (“Annual Total Remuneration”) at an appropriate level based on position and duties by referencing a benchmark of Japanese and also global companies selected based on the size of each person’s role and other factors.
Toyota makes sure that STI (short term incentive) and LTI (long term incentive) account for around 20% and 50% of the Annual Total Remuneration, respectively, and performance-based remuneration, which is STI and LTI combined, account for around 70%. STI is provided in the form of cash compensation based on “consolidated operating income” and “fluctuation of Toyota’s market capitalization*.” LTI is provided in the form of share compensation based on “multiple financial indicators,”
“non-financial
indicator,” and “individual performance evaluation.”

*	Calculated by multiplying the closing price of Toyota’s common stock on the Tokyo Stock Exchange by the number of shares issued after deducting the number of shares of treasury stock

Composition of Compensation

Type of Remuneration	% of Total Remuneration	Remuneration Method	Concept

Base compensation	Around 30%	Cash compensation	The percentage of total remuneration represented by LTI is designed to increase as an individual’s roles and duties become greater.
STI (Short Term Incentive)	Around 20%	Cash compensation
LTI (Long Term Incentive)	Around 50%	Share compensation
Concept of Performance Evaluating Indicators

STI	Financial indicators	(1) Consolidated operating income (single year)	Indicator for evaluating Toyota’s efforts based on short-term business performance
		(2) Fluctuation of Toyota’s market capitalization	Corporate value indicator for shareholders and investors to evaluate Toyota’s efforts

LTI	Financial indicators	(3) Consolidated operating income (multiple years)	Indicator for evaluating Toyota’s medium- to long-term efforts based on business performance
		(4) Total shareholder return	Corporate value indicator for shareholders and investors to evaluate Toyota’s medium- to long-term efforts
(5) Return on equity
	Non-financial indicator	(6) Progress of efforts to resolve sustainability issues	Indicator for evaluating Toyota’s medium- to long-term efforts based on the degree of corporate value enhancement
	Individual performance evaluation		Qualitative evaluation of performance of each member of the Board of Directors

Method and Reference Value for Each Performance Evaluating Indicator and Evaluation Result

STI	Evaluation Weight	Evaluation Method	Reference Value	Evaluation Result

(1) Consolidated operating income (single year)	70%	Evaluate the degree of attainment of consolidated operating income in fiscal 2024, using the average consolidated operating income of Toyota over the last 10 fiscal years as a reference value (set in 2023)	2.5 trillion yen	191%
(2) Fluctuation of Toyota’s market capitalization	30%	Comparatively evaluate the fluctuation of TMC’s market capitalization for fiscal 2024 (average from January through March), using the market capitalization of Toyota and TOPIX for fiscal 2023 (average from January through March) as reference values	Toyota: 25.5 trillion yen TOPIX: 1,990.68

LTI	Evaluation Weight	Evaluation Method	Reference Value	Evaluation Result

(3) Consolidated operating income (multiple years)	35%	Evaluate the degree of attainment of consolidated operating income for the last three fiscal years, including fiscal 2024, using the average consolidated operating income of Toyota over the last 10 fiscal years as a reference value (set in 2023)	2.5 trillion yen	139%
(4) Total shareholder return	17.5%	Comparatively evaluate Toyota’s total shareholder return, using the rate of change calculated by dividing the sum of the stock price of Toyota on the last day of fiscal 2024 and the cumulative amount of dividend per share during the period from the fiscal year that is four years before fiscal 2024 through fiscal 2024 by the stock price on the last day of the fiscal year that is five years before fiscal 2024 and the rate of change in TOPIX Net Total Return calculated in the same manner as reference values	TOPIX: 196.2%
(5) Return on equity	17.5%	Comparatively evaluate Toyota’s return on equity for fiscal 2024 using the levels recommended by the Ito Review *1 as reference values	8%
(6) Progress of efforts to resolve sustainability issues	30%	Evaluate the degree of contribution of business activities during fiscal 2024 in accordance with the six key issues (materiality) *2	Six key issues (materiality)

*1	A report on corporate governance reforms released by the Ministry of Economy, Trade and Industry in 2014
*2
The six key issues identified by Toyota are: (1) Expanding the Value of Mobility; (2) Safety & Reliability; (3) Coexistence of Humanity & the Earth (including carbon neutrality); (4) Supporting the Community and Employment; (5) Active Participation for All; and (6) Strong Production and Business Operation

Concept of Individual Performance Evaluation
For the determination of Annual Total Remuneration, the LTI base amount is subject to adjustment based on individual performance evaluation. The evaluation takes into account various factors, such as initiatives (including the ESG perspective) based on the Toyota Philosophy and initiatives toward medium- to long-term corporate value enhancement, as well as trust from his or her peers and contribution to the promotion of human resources development. The range of adjustments based on individual performance evaluations is set commensurate with position and job responsibilities within the range of 50% above or below of the 40% of the LTI base amount. The amount of LTI for each member of the Board of Directors is calculated based on evaluation results.
Method of Determining Performance-based Remuneration (Bonus and Share Compensation) for Retired Members of the Board of Directors
Toyota sets the Annual Total Remuneration received by each member of the board of directors in a year based on consolidated operating income, the fluctuation of the market capitalization of Toyota* and individual performance evaluation. The balance after deducting monthly compensation as fixed remuneration from Annual Total Remuneration constitutes performance-based remuneration.
Toyota sets an appropriate executive compensation level for Annual Total Remuneration based on position and duties by referencing a benchmark of Japanese and also global companies selected based on the size of each person’s role and other factors.
* Calculated by multiplying the closing price of Toyota’s common stock for fiscal 2024 on the Tokyo Stock Exchange by the number of shares issued after deducting the number of treasury stock
Concept of Each Item of Performance-based Remuneration for Retired Members of the Board of Directors

Consolidated operating income	Indicator for evaluating Toyota’s efforts based on business performance

Fluctuation of the market capitalization	Corporate value indicator for shareholders and investors to evaluate Toyota’s efforts

Individual performance evaluation	Qualitative evaluation of performance of each member of the board of directors

Method and Reference Value for Evaluating Indicators and Evaluation Result of Performance-based Remuneration for Retired Members of the Board of Directors

	Evaluation Weight	Evaluation Method	Reference Value	Evaluation Result for Fiscal 2022
Consolidated operating income	70%	Evaluate the degree of attainment of consolidated operating income in fiscal 2024, using required income (set in 2011) for Toyota’s sustainable growth as reference value	¥1 trillion	330%
Fluctuation of Toyota’s market capitalization	30%	Comparatively evaluate the fluctuation of Toyota’s market capitalization for fiscal 2024 (average of January-March), using the market capitalization of Toyota and the TOPIX of fiscal 2023 (average of January-March) as reference values	Toyota: ¥25.5 trillion TOPIX : ¥1,990.68
Method of Setting Annual Total Remuneration for Retired Members of the Board of Directors
Annual Total Remuneration is set using a theoretical formula that takes into account the benchmarking results of remuneration for members of the board of directors. Annual Total Remuneration is set based on consolidated operating income and the fluctuation of the market capitalization of Toyota, and then adjusted based on individual performance evaluations. The individual performance evaluation takes into account various factors, such as initiatives (including the ESG perspective) based on the Toyota Philosophy, as well as trust from his or her peers and contribution to the promotion of human resources development. The scope of adjustments based on individual performance evaluations is set commensurate with position and job responsibilities within the range of 50% above or below Annual Total Remuneration. Annual Total Remuneration of the Board of Directors is calculated based on evaluation results.
Directors with Foreign Citizenship (Excluding Outside Members of the Board of Directors)
Fixed remuneration and performance-based remuneration are set based on the remuneration levels and structures that allow Toyota to secure and retain talented personnel. Annual Total Remuneration levels as well as the percentages of fixed remuneration and performance-based remuneration in total remuneration are set, taking into account each member’s job responsibilities and the remuneration standards of the entity for which such member previously worked (application determined individually). Performance-based remuneration consists of STI and LTI as is the case with directors with Japanese citizenship (excluding outside members of the Board of Directors). The amounts of STI and LTI change in the same manner by reflecting STI and LTI performance evaluating indicators set for directors with Japanese citizenship (excluding outside members of the Board of Directors) and individual performance evaluation results. In addition, there are cases where we provide income tax compensation for certain members of the Board of Directors in light of the difference in income tax rates with those of his or her home country.
Composition and Method of Setting Performance-based Remuneration in the Treatment of Retired Members of the Board of Directors with Foreign Citizenship
Performance-based remuneration is set based on consolidated operating income, the fluctuation of the market capitalization of Toyota and individual performance, taking into account each member’s job responsibilities and the remuneration standards of such member’s home country (application determined individually). The concept of each item is the same as that for Retired Members of the Board of Directors with Japanese citizenship (excluding outside members of the board of directors). In addition, there are cases where Toyota provides income tax compensation for certain members of the board of directors in light of the difference in income tax rates with those of his or her home country.
Compensation
The aggregate amount of remuneration, including bonuses, accrued for all members of the board of directors and audit & supervisory board members as a group by Toyota for services in all capacities was ¥4,460 million during fiscal 2024.
Toyota Motor Corporation and its subsidiaries have not set aside or accrued any amounts to provide pension, retirement or similar benefits to members of the board of directors and audit & supervisory board members of Toyota Motor Corporation.
Toyota’s Annual Securities Report filed with the Kanto Local Bureau of Finance on June 25, 2024, contained the following information concerning compensation in fiscal 2024 on a consolidated basis for members of the board of directors and audit & supervisory board members whose total compensation exceeded ¥100 million during such period:

		Compensation per Type (million yen)
			Performance-based Compensation
Name, Position	Classification of Company	Fixed Compensation	Bonus	Share Compensation	Retirement Benefits	Total Compensation (millions of yen)
Akio Toyoda, Member of the Board of Directors	Toyota Motor Corporation	289	324	1,009 (280,000 shares)	—	1,622
Shigeru Hayakawa, Member of the Board of Directors	Toyota Motor Corporation	77	133	179 (50,000 shares)	—	389
Koji Sato*1, Member of the Board of Directors	Toyota Motor Corporation	87	187	349 (97,000 shares)	—	623
Hiroki Nakajima*1, Member of the Board of Directors	Toyota Motor Corporation	48	110	137 (38,000 shares	—	295
Yoichi Miyazaki*1, Member of the Board of Directors	Toyota Motor Corporation	50	110	137 (38,000 shares	—	297
Simon Humphries*1, Member of the Board of Directors	Toyota Motor Corporation	36	55	51 (14,000 shares)	—	143
James Kuffner*2, Member of the Board of Directors	Toyota Motor Corporation	27	101	—	—	531
	Consolidated subsidiary (Woven by Toyota, Inc.)	133	271	—	—

*1
For Koji Sato, the President and a Member of the Board of Directors, and Hiroki Nakajima, Yoichi Miyazaki and Simon Humphries, who are Members of the Board of Directors, who all assumed office as directors at the Ordinary General Shareholders’ Meeting held on June 14, 2023, nine months’ compensation is listed.

*2
For James Kuffner, who retired as director at the Ordinary General Shareholders’ Meeting held on June 14, 2023, three months’ compensation is listed. Fixed compensation that Woven by Toyota, Inc., Toyota’s consolidated subsidiary, pays to James Kuffner includes fixed compensation that is paid trimonthly and annually. In addition to the above fixed compensation, Toyota and its consolidated subsidiary, Woven by Toyota, Inc., paid a tax compensation of 44 million yen to James Kuffner, taking into account the difference in tax rates with respect to his home country and Japan. Performance-based compensation paid by Toyota to James Kuffner includes performance-based compensation for the year ended March 2022 (68 million yen).

The amounts above were recorded as expenses in fiscal 2024.

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
The total number of Toyota employees, on a consolidated basis, was 380,793 as of March 31, 2024, 375,235 as of March 31, 2023, and 372,817 as of March 31, 2022. The following tables set forth a breakdown of persons employed by business segment and by geographic location as of March 31, 2024.

Segment	Number of Employees	Location	Number of Employees
Automotive	336,291	Japan	202,152
Financial services	14,658	North America	63,842
All other	23,325	Europe	23,610
Unallocated	6,519	Asia	66,304
		Other*	24,885

Total	380,793	Total	380,793

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

In Japan, basic wages and other working conditions are negotiated annually. In addition, in accordance with Japanese national custom, each employee is also paid a semi-annual bonus. Bonuses are negotiated at the time of wage negotiations and are based on Toyota’s financial results, prospects and other factors. In fiscal 2024, the wage raises and bonuses were at the level demanded by the labor union.
In general, Toyota considers its labor relations with all of its workers to be good. However, Toyota is currently a party to, and otherwise from time to time experiences, labor disputes in some of the countries in which it operates. Toyota does not expect any disputes to which it is currently a party to materially affect Toyota’s consolidated financial position.
Toyota’s average number of temporary employees on a consolidated basis was 96,482 during fiscal 2024.
6.E SHARE OWNERSHIP
For information on the number of shares of Toyota’s common stock held by each member of the board of directors and audit & supervisory board member as of June 2024, see “Item 6. Directors, Senior Management and Employees — 6.A Directors and Senior Management.”
None of Toyota’s shares of common stock entitles the holder to any preferential voting rights. As of March 31, 2024, Toyota does not have any stock option plan for which stock options or stock acquisition rights are exercisable or will become exercisable in the future.
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
Toyota also has an employee stock ownership association in Japan for employees and full time and part time company advisors. Members of the employee stock ownership association set aside certain amounts from their monthly salary and bonuses to purchase Toyota’s common stock through the employee stock ownership association. As of March 31, 2024, the employee stock ownership association held 70,518,475 shares of Toyota’s common stock.
6.F DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
None.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A MAJOR SHAREHOLDERS
As of March 31, 2024, 16,314,987,460 shares of Toyota’s common stock (of which 2,840,815,433 shares were treasury stock and 13,474,172,027 shares were outstanding) were issued. Toyota resolved at its board of directors meeting held on December 14, 2020 to exercise Toyota’s cash call option to acquire all outstanding Model AA Class Shares and, subject to such acquisition, to cancel all Model AA Class Shares pursuant to the Companies Act. Toyota completed the acquisition of all outstanding Model AA Class Shares on April 2, 2021 and cancelled them on April 3, 2021. Information concerning beneficial ownership of Toyota’s common stock in the table below was prepared from information known to Toyota or that could be ascertained from public filings, including filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Financial Instruments and Exchange Law of Japan.
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

Name of Beneficial Owner	Number of Shares of Common Stock (in thousands)	Percentage of Outstanding Voting Shares of Common Stock
Toyota Industries Corporation	1,192,331	8.87
According to The Bank of New York Mellon, depositary for Toyota’s ADSs (the “Depositary”), as of March 31, 2024, 321,674,315 shares of Toyota’s common stock were held in the form of ADSs and there were 1,727 ADS holders of record and 635,135 beneficial owners in the United States. According to Toyota’s register of shareholders, as of March 31, 2024, there were 947,533 holders of common stock of record worldwide. As of March 31, 2024, there were 528 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 11.1% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.
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
7.B RELATED PARTY TRANSACTIONS
Business Relationships
Toyota purchases materials, supplies and services, among others, from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s associates and joint ventures accounted for by the equity method and those firms with which certain members of Toyota’s board of directors are affiliated. Toyota purchased materials, supplies and services, among others, from these associates and joint ventures in the amount of ¥12,501.8 billion in fiscal 2024. Toyota also sells its products and services, among others, to Toyota’s associates and joint ventures accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota sold products and services, among others, to these associates and joint ventures in the amount of ¥3,799.2 billion in fiscal 2024. See note 32 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with associates and joint ventures.
Loans
Toyota regularly has trade accounts and other receivables by, and accounts payable to, Toyota’s associates and joint ventures accounted for by the equity method and firms with which certain members of Toyota’s board of directors are affiliated. Toyota had outstanding trade accounts and other receivables by these associates and joint ventures in the amount of ¥609.8 billion as of March 31, 2024. Toyota had outstanding trade accounts and other payables to these associates and joint ventures in the amount of ¥1,432.8 billion as of March 31, 2024.
Toyota, from time to time, provides short- to medium-term loans to its associates and joint ventures, as well as loans under a loan program established by certain subsidiaries to assist their executives and members of the board of directors with the purchase of homes. As of March 31, 2024, an aggregate amount of ¥101.8 billion in loans was outstanding to its associates and joint ventures accounted for by the equity method. Toyota believes that each of these loans was entered into in the ordinary course of business.
Other
For the year ended March 31, 2024, TMC acquired shares of TMC’s consolidated subsidiary, Woven by Toyota, Inc., from Akio Toyoda, Chairman of the Board of Directors of TMC, for a total acquisition price of ¥5,169 million.
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
At the 111th Ordinary General Shareholders’ Meeting held in June 2015, Toyota’s shareholders approved amendments to Toyota’s articles of incorporation permitting the issuance of Model AA Class Shares in the future. Toyota resolved at its board of directors meeting held on December 14, 2020 to exercise Toyota’s cash call option to acquire all outstanding First Series Model AA Class Shares and, subject to such acquisition, to cancel all First Series Model AA Class Shares pursuant to the Companies Act. Toyota completed the acquisition of all outstanding First Series Model AA Class Shares on April 2, 2021 and cancelled them on April 3, 2021. At the 117th Ordinary General Shareholders’ Meeting held in June 2021, Toyota’s shareholders approved amendments to Toyota’s articles of incorporation to, among other things, delete the above-mentioned provision permitting the issuance of Model AA Class Shares.

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

Cash Dividends per Common Share
Period Ended	Yen		U.S. dollars
September 30, 2021	120.0		1.07
March 31, 2022	28.0 <140.0	>	0.23 <1.15	>
September 30, 2022	25.0 <125.0	>	0.17 <0.86	>
March 31, 2023	35.0 <175.0	>	0.26 <1.32	>
September 30, 2023	30.0 <150.0	>	0.20 <1.00	>
March 31, 2024	45.0 <225.0	>	0.30 <1.49	>

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
Considering these factors, with respect to the dividends for fiscal 2024, Toyota has determined to pay a year-end
dividend of 45 yen (225 yen on a
pre-stock
split basis) per share of common stock by a resolution of the board of directors pursuant to Toyota’s articles of incorporation. As a result, combined with the interim dividend of 30 yen (150 yen on a pre-stock
split basis) per share of common stock, the annual dividend will be 75 yen (375 yen on a pre-stock
split basis) per share of common stock, and the total amount of the dividends on common stock for the year will be 1,011.7 billion yen.

Furthermore, Toyota resolved, at its board of directors meeting held on May 8, 2024, to repurchase up to 410 million shares of its common stock at a total maximum purchase price of 1 trillion yen.
Toyota intends to repurchase shares flexibly by taking into consideration the price level of its common stock and other factors and to utilize share repurchases to respond to requests for the sale of Toyota’s shares as needed.
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
General
Toyota’s authorized number of shares as of March 31, 2024 was 50,000,000,000 shares, of which 16,314,987,460 shares of common stock have been issued. Subsequently, the number of the issued shares decreased by 520,000,000 shares on May 9, 2024, due to the cancellation of treasury stock.
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
For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed companies into the above categories. According to the list published by the Minister of Finance as of May 19, 2023, the businesses which are currently engaged in by Toyota are classified as category (ii) i.e., the Core Sector Designated Businesses above.
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
10.E TAXATION
The following discussion is a general summary of the principal U.S. federal income and Japanese national tax consequences of the acquisition, ownership and disposition of shares of common stock or ADSs. This summary does not purport to address all material tax consequences that may be relevant to holders of shares of common stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt
entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market
method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for U.S. alternative minimum taxes, investors that own or are treated as owning 10% or more of Toyota’s stock (by vote or value), investors that hold shares of common stock or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the tax laws and regulations of the United States and Japan, judicial decisions, published rulings and administrative pronouncements all as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan (the “Treaty”), as described below, all of which are subject to change (possibly with retroactive effect), and to differing interpretations.
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
Toyota does not believe that it was a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2024, and currently intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually and the application of the PFIC rules to a corporation such as Toyota (which among other things is engaged in leasing and financing through several subsidiaries) is not entirely clear, no assurances can be made regarding determination of its PFIC status in the current or any future taxable year. If Toyota is determined to be a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares of common stock or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate
U.S. Holder receives from Toyota will not be eligible for the reduced U.S. federal income tax rates on dividends described above if Toyota is a PFIC either in the taxable year of the dividend or the preceding taxable year. If a U.S. Holder owns shares of common stock or ADSs in any taxable year in which Toyota is a PFIC, such U.S. Holder generally would be required to file Internal Revenue Service (“IRS”) Form 8621 (or other form specified by the U.S. Department of the Treasury) on an annual basis, subject to certain exceptions based on the value of PFIC stock held. Toyota will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.
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

Fees Incurred in Fiscal 2024
For fiscal 2024, the Depositary paid to Toyota, or paid to a third party at Toyota’s instruction, an aggregate of $904,137.07 for standard out-of-pocket
maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls), Toyota’s continuing annual stock exchange listing fees with respect to the ADSs, expenses relating to Toyota’s annual general shareholders’ meeting that are incurred with respect to Toyota’s ADS holders and 50% of the net dividend fees collected by the Depositary.
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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
(a) DISCLOSURE CONTROLS AND PROCEDURES
Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of fiscal 2024. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Form
20-F
that Toyota files under the Exchange Act is accumulated and communicated to its management, including the chief executive officer and the principal accounting and financial officer, to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensure that the Form
20-F
that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Toyota’s President and Representative Director, who concurrently serves as CEO, and the member of the board of directors who concurrently serves as CFO. Toyota’s disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. The President and Representative Director as well as the member of the board of directors have concluded that Toyota’s disclosure controls and procedures are effective at the reasonable assurance level.
(b) MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Toyota’s management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Toyota’s internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of Toyota’s assets;

(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that Toyota’s receipts and expenditures are being made only in accordance with authorizations of Toyota’s management and members of the board of directors; and

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
Based on this evaluation, management concluded that Toyota’s internal control over financial reporting was effective as of March 31, 2024.
PricewaterhouseCoopers Japan LLC, an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Toyota’s internal control over financial reporting as of March 31, 2024, as stated in its report included herein.
(c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
Toyota’s independent registered public accounting firm, PricewaterhouseCoopers Japan LLC, has issued an audit report on the effectiveness of Toyota’s internal control over financial reporting. This report appears in Item 18.
(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes in Toyota’s internal control over financial reporting during fiscal 2024 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.

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
PricewaterhouseCoopers Japan LLC has audited the financial statements of Toyota included in this annual report on Form
20-F.
PricewaterhouseCoopers Aarata LLC merged with PricewaterhouseCoopers Kyoto and was renamed PricewaterhouseCoopers Japan LLC on December 1, 2023.
The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Japan LLC and the various network and member firms of PricewaterhouseCoopers to Toyota in fiscal 2023 and fiscal 2024.

	Yen in millions
	2023	2024
Audit Fees (1)	6,617	7,787
Audit-related Fees (2)	83	106
Tax Fees (3)	375	494
All Other Fees (4)	177	20

Total	7,251	8,407

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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth purchases of Toyota’s common stock by Toyota and its affiliated purchasers during fiscal 2024:

Period	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid per Share (Yen) (1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (2)
April 1, 2023 – April 30, 2023	565	1,842	—	—
May 1, 2023 – May 31, 2023	11,538,155	1,947	11,537,500	—
June 1, 2023 – June 30, 2023	5,948,295	2,002	5,947,000	—
July 1, 2023 – July 31, 2023	16,373,051	2,265	16,372,000	—
August 1, 2023 – August 31, 2023	9,677,037	2,377	9,676,000	—
September 1, 2023 – September 30, 2023	8,265,881	2,665	8,264,700	—
October 1, 2023 – October 31, 2023	11,239,482	2,625	11,239,000	—
November 1, 2023 – November 30, 2023	8,671,655	2,760	8,670,800	—
December 1, 2023 – December 31, 2023	8,090,341	2,674	8,088,900	—
January 1, 2024 – January 31, 2024	1,983,049	2,925	1,981,500	—
February 1, 2024 – February 29, 2024	4,886,446	3,358	4,885,600	—
March 1, 2024 – March 31, 2024	4,809,345	3,592	4,808,300	—

Total	91,483,302	—	91,471,300	—

(1)
A portion of the above purchases were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Toyota to purchase shares that are a fraction of a unit, in accordance with Toyota’s share handling regulations. Toyota is required to comply with such requests pursuant to the Companies Act. See “Item 10. Additional Information — 10.B Memorandum and Articles of

Association — Japanese Unit Share System.” The number of shares purchased not pursuant to publicly announced plans or programs conducted in fiscal 2024 is 12,002.
(2)
Toyota announced on May 10, 2023 that it would repurchase up to 120 million shares of its common stock between May 18, 2023 and October 31, 2023 at a total maximum purchase price of 150 billion yen, in order to return to shareholders the profits derived in fiscal 2023. Toyota further announced on November 1, 2023 that it would repurchase up to 60 million shares of its common stock between November 2, 2023 and April 30, 2024 at a total maximum purchase price of 100 billion yen in order to return to shareholders the profits derived in the first half of fiscal 2024.

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
In addition, pursuant to the regulations of the Japanese stock exchanges, Toyota is required to have one or more “independent director(s)/audit & supervisory board member(s),” defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside audit & supervisory board members” (as defined under the Companies Act), who are unlikely to have any conflicts of interests with Toyota’s general shareholders, and is also required to make efforts to have at least one “independent director(s)/audit & supervisory board member(s)” who is also a director. Each of the outside members of the board of directors of Toyota satisfies the “independent director/audit & supervisory board member” requirements under the regulations of the Japanese stock exchanges. The Japanese Corporate Governance Code provides that certain listed companies, including Toyota, should appoint at least one third of their directors as “independent outside directors” as defined based on the criteria for assessing director independence established by Toyota in line with the independence standards of the Japanese stock exchanges. Each of the outside members of the board of directors of Toyota satisfies the “independent outside director” requirements under the independence standards of the Japanese stock exchanges. To ensure our outside members of the board of directors and outside audit & supervisory board members participate in decision-making from an independent standpoint and reflect the opinions of more diverse stakeholders in management, Toyota has clarified the unique roles of and expectations for Toyota’s outside members of the board of directors and outside audit & supervisory board members and revised the independence assessment criteria. The definition of “independent director/ audit & supervisory board member” and “independent outside director” reflecting such criteria is different from that of the definition of independent director under the NYSE Corporate Governance Rules.
The roles of and expectations for outside members of the board of directors and outside audit & supervisory board members are as follows.
(For both outside members of the board of directors and outside audit & supervisory board members)

•
To believe in and uphold the Toyota Philosophy, have a high interest in our company’s business and people, and understand our company and its surrounding environment by having close dialogues with top management

•	To contribute to decision-making for our company’s sustainable growth and medium- to long-term enhancement in our corporate value as well as to solutions to social issues
(For outside members of the board of directors)

•
To contribute to greater added value of the board of directors’ decision-making while supervising business execution, utilizing their abundant experience and advanced expertise based on their recognition of diverse stakeholders’ opinions

•	To provide advice and support on key issues and business strategies, etc., in addition to matters presented to the board of directors
(For outside audit & supervisory board members)

•	To conduct audits from a fair and neutral standpoint, utilizing their abundant experience and advanced expertise

The independence assessment criteria of Toyota are as follows.
Outside members of the board of directors and outside audit & supervisory board members who satisfy the requirements stipulated by the Companies Act and do not fall into any of the following categories are deemed to be independent.

1.
History of belonging to affiliated companies: Persons who are currently functioning as executive directors, members of the audit & supervisory board, operating officers, or employees of our company and its consolidated subsidiaries. Or those who functioned as executive directors, members of the audit & supervisory board, operating officers, or employees at any time during the last ten years.

2.
Major business partners: Persons who are executing business in companies, etc. (executive directors, executive officers, operating officers, employees, or any equivalents; the same shall apply hereunder) where the amount of the transaction with our company and its consolidated subsidiaries is more than 2% of the consolidated net sales of their company or our company and its consolidated subsidiaries in any of the last three fiscal years.

3.
Major lenders: Persons who are executing business in companies from which our company and its consolidated subsidiaries borrowed funds amounting to more than 2% of the consolidated total assets of our company and its consolidated subsidiaries in any of the last three fiscal years.

4.
Highly paid experts: Consultants, accountants, or jurists who earned more than US$120,000 a year directly from our company and its consolidated subsidiaries as remuneration (excluding that for the function of outside executives) in any of the last three fiscal years.

5.
Large contribution: Persons who (or persons belonging to organizations that) received contributions amounting to more than US$120,000 a year from our company and its consolidated subsidiaries in any of the last three fiscal years.

6.
Major shareholders: Persons who are executing business in companies, etc., that are ranked tenth or higher in terms of the ownership ratio of our company’s shares or for which our company is ranked tenth or higher in terms of the ownership ratio of their shares.

7.
Affiliated audit firms: Persons who currently belong to or belonged to, at any time during the last ten years, the audit firms serving as accounting auditors of our company and its consolidated subsidiaries.

8.
Close relatives: Spouses, or relatives within the second degree of kinship, of members of the board of directors and the audit & supervisory board, operating officers, key employees of our company and its consolidated subsidiaries, or persons falling into the above 1 to 6 (excluding non-key persons).

9.
Mutual executive dispatch: Persons who are executing business in companies that are accepting one or more member(s) of the board of directors or the audit & supervisory board from our company and its consolidated subsidiaries.

10.	Term of office: Persons whose term of office as an outside executive is longer than 12 years.
Persons who fall within any of the above-listed categories may be determined as independent, under the condition that our company discloses the reason for the determination when such persons satisfy the requirements for outside executives stipulated in the Companies Act and are substantially independent, and thus, a conflict of interest against general shareholders is deemed not to emerge.
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16J. INSIDER TRADING POLICIES
Toyota has adopted an insider trading policy that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to Toyota. A copy is filed as Exhibit 19.1 to this annual report.
ITEM 16K. CYBERSECURITY
Cybersecurity Risk Management and Strategy
The process at TMC for managing cybersecurity risks is integrated into the TGRS, a company-wide risk management framework based on ISO and COSO. For instance, based on the TGRS, TMC identifies cybersecurity risks, determines their degree of significance, and sets priorities to enable an effective response. For a further discussion of TMC’s company-wide risk management, see “Item 4. Information on TMC — 4.B. Business Overview — Climate Change-related Disclosures — Risk Management” in this annual report.
As part of TMC’s cybersecurity risk management process, TMC has a cybersecurity team established within the information systems field that gathers information concerning cybersecurity-related trends and case examples relating to other companies from third parties such as governmental security agencies, cybersecurity companies and software vendors, and monitors cyberattacks from external sources. In addition, by being a member of the Automotive Information Sharing & Analysis Center (Auto-ISAC) in Japan and the U.S., TMC is able to learn promptly about problematic events that occur within the industry and puts the information to use to improve and implement cybersecurity measures. Furthermore, TMC also actively collaborates with outside experts to gain outside knowledge and uses it to improve security. TMC also is a member of the Nippon Computer Security Incident Response Team (CSIRT) Association, which shares information about incidents, vulnerabilities, and signs of attacks, among member companies.
The team also shares information about security threats with Toyota’s overseas regional headquarters, which then share information within their own regions and implement countermeasures as necessary. Similarly, in the area of product security, the groups in charge of automotive security within the specialized team promotes automotive security initiatives throughout the entire automotive lifecycle in collaboration with the automotive development field, including product development with security-by-design
and multi-layered protection in mind, in addition to compliance with international regulations and standards such as UNR155*
1
and ISO/SAE 21434*
2
, and the collection and monitoring of threat and vulnerability information.

* 1	Regulations concerning cybersecurity, which were adopted at the World Forum for the Harmonization of Vehicle Regulations (WP.29) in June 2020

* 2	International standards concerning cyber security of electrical/electronic systems of automobiles
TMC also provides information security training for all of TMC’s employees, including secondees and dispatched employees, such as through activities to raise awareness during “Information Security Reinforcement Months,” educational or warning information displayed at the startup of individuals’ personal computers, and unannounced training to test responses to targeted-attack-type emails.
In addition, third-party organizations with expertise in cybersecurity and risk management evaluate, based on such standards as those of the U.S National Institute of Standards and Technology Cybersecurity Framework (NIST CSF), NIST’s Special Publications (SP) Series, ISO and International Electrotechnical Commission (IEC), the condition of the management and technical aspects of TMC’s security measures for information technology, operational technology, products and other areas. TMC implements measures to address problems identified through these evaluations as needed, working to raise the level of security.
TMC has an ongoing process in place to monitor known access routes to its systems, block potential threats, and evaluate incidents as they are identified. This process also applies to the systems of certain subsidiaries as well as certain third-party distributors, suppliers, and service providers.

TMC has issued the All Toyota Security Guidelines (“ATSG”), which are guidelines for identifying and mitigating cybersecurity risks, to TMC’s consolidated subsidiaries, as well as third party dealers and rental or leasing agencies in Japan, requesting them to conduct self-inspections covering more than 100 items and enhance cybersecurity measures. In addition, the cybersecurity team carries out on-site
audits by visiting the subsidiaries and other entities that the ATSG applies to, to check responses to the ATSG and the status of implementation of physical security measures at each company. TMC has also requested TMC’s key suppliers to enhance their cybersecurity measures based on the guidelines that are equivalent to the ATSG.
No material cybersecurity incident has occurred to Toyota to date. In fiscal 2024, Toyota did not identify cybersecurity risks from cybersecurity threats, including as a result of past cybersecurity incidents, that are reasonably likely to materially affect Toyota, including its business strategy, results of operations, or financial condition. However, despite the capabilities, processes, and other security measures we employ that we believe are designed to assess, identify, and mitigate the risk of cybersecurity incidents, we may not be aware of all vulnerabilities or might not accurately assess the risks of incidents, and such preventative measures cannot provide absolute security and may not be sufficient in all circumstances or mitigate all potential risks. For a further discussion of risks that may materially affect Toyota if a cybersecurity threat materializes and other matters, see “Risk Factors” in this annual report.
Cybersecurity Governance
TMC considers cybersecurity risk to be a particularly important risk within its risk management framework and one of the areas of focus for its board of directors, audit & supervisory board, and management. As part of the company-wide risk management process, in addition to developing the TGRS described above, TMC has established a governance and risk subcommittee that includes members of the board of directors and audit & supervisory board, as well as the Chief Information & Security Officer (“CISO”) as a member in charge of cybersecurity. The subcommittee discusses cybersecurity as one of the company-wide risks.
TMC’s cybersecurity team is led by the CISO and reports serious cybersecurity risks or incidents to the board of directors and the audit & supervisory board as they arise.
In addition, the members of the Information Security Management Meeting, which is held approximately four times a year, receives reports on and oversees the status of cybersecurity risks and incidents at TMC. This body, chaired by the CISO, is attended by responsible personnel assigned to each security area, such as confidential information management, information systems, and supply chain. Participants report and share information about security risks and the status of incidents.
Of such information, material matters are reported by the CISO to the board of directors and audit & supervisory board through the CRO, who is responsible for overall risk management.
In addition to the meeting mentioned above, the cybersecurity team is in close contact with full-time audit & supervisory board members, providing regular reports and receiving and responding to their inquiries about the state of TMC’s approach to cybersecurity and incident trends in the world.
TMC’s process for identifying, tracking and managing cybersecurity risks on a daily basis is primarily carried out by the cybersecurity team led by the CISO.
The cybersecurity team consists of professionals with cybersecurity expertise. Among the members, the CISO has gained experience in the development of in-vehicle
software and
on-board
devices since joining TMC and has insights into information technologies such as software and cloud services. The CISO also gained experience in the field of cybersecurity since 2016, when he became an officer of Toyota’s Connected Company, and thus has knowledge of and insights into cybersecurity.

TMC has a process where cybersecurity incidents at TMC or TMC’s group companies or suppliers is reported to an appropriate cybersecurity team in a timely manner as it occurs and escalated to the CISO according to the severity of the incident.
In addition, TMC has the Toyota Motor Corporation-Security Incident Response Team
(TMC-SIRT),
a response team including members of management, and has established a system to take appropriate and prompt action to resolve incidents. The
TMC-SIRT
does not only respond to cybersecurity incidents at TMC, but also provides support for incidents at TMC’s subsidiaries in Japan and overseas and key suppliers in Japan as necessary to bring the situation under control.
The CISO is responsible for managing the cybersecurity risks and strategic processes described above, as well as overseeing the prevention, mitigation, detection, and remediation of cybersecurity incidents.

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
(“Toyota Motor Corporation”)
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Toyota Motor Corporation and its subsidiaries (collectively referred to as the “Company”) as of March 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.
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
Liabilities for the costs of recalls and other safety measures
As described in Notes 3 and 24 to the consolidated financial statements, the Company accrues for costs of recalls and other safety measures. As of March 31, 2024, estimated liabilities for the costs of recalls and other safety measures totaled ¥1,271,690 million and were included in liabilities for quality assurance in the consolidated statement of financial position. The Company generally measures the liabilities for recalls and other safety measures at the time of vehicle sales comprehensively by aggregate sales of various models in a certain period by geographical regions. However, when circumstances warrant, the Company measures liabilities for costs of a particular recall or other safety measures using an individual model when they are probable and reasonably estimable. Management calculates the liabilities for the costs of recalls and other safety measures that are determined comprehensively based on the accumulated amount of repair cost paid per unit and pattern of actual payment occurrence.
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
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to liabilities for the costs of recalls and other safety measures, including controls related to the determination of the significant assumptions and data used to calculate the liabilities that are determined comprehensively. These procedures also included, among others: 1) testing management’s process for estimating the liabilities, including evaluating the reasonableness of the significant assumptions; and
2
) testing of the completeness and accuracy of the data used in the estimate. Professionals with specialized skill and knowledge were used to assist in testing the liabilities by developing an independent range of reasonable estimated loss based on the Company’s data and independently developed assumptions.
Allowance for credit losses—Retail finance receivables
As described in Notes 3, 8 and 19 to the consolidated financial statements, the Company measures an allowance for credit losses on its retail finance receivables by estimating the expected credit losses at the reporting date. As of March 31, 2024, ¥336,152 million of the allowance for credit losses corresponding to ¥25,489,945 million of retail finance receivables was recorded in the consolidated statement of financial position. The allowance for credit losses on retail finance receivables is measured based on a systematic, ongoing review and evaluation performed as part of the credit risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral, forward-looking information including movements of the world economy and other pertinent factors. In calculating the expected credit losses, the Company uses the probability of a default and the loss rate in the event of a default based on past experience and then reflects adjustments based on its forecasts of current and future economic conditions. Retail finance receivables within the United States represent approximately half of the consolidated retail finance receivables as of March 31, 2024.
The principal considerations for our determination that performing procedures relating to the allowance for credit losses on retail finance receivables is a critical audit matter are 1) significant judgment was required by management when determining assumptions of the probability of a default, the loss rate in the event of a default, and adjustments based on the forecasts of current and future economic conditions used in the estimating of the allowance for credit losses, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures to evaluate management’s assumptions and adjustments; and 2) there was a high level of complexity in assessing audit evidence related to management’s estimate. In addition, the audit effort included the involvement of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
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
/s/ PricewaterhouseCoopers Japan LLC
Nagoya, Japan
June 25, 2024
We have served as the Company’s auditor since 2006.

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		Yen in millions
	Notes	March 31, 2023	March 31, 2024
Assets
Current assets
Cash and cash equivalents	6	7,516,966	9,412,060
Trade accounts and other receivables	7	3,586,130	3,789,429
Receivables related to financial services	8	8,279,806	11,057,269
Other financial assets	9	1,715,675	4,702,168
Inventories	10	4,255,614	4,605,368
Income tax receivable		218,704	116,886
Other current assets		886,885	1,031,098

Total current assets		26,459,781	34,714,279

Non-current assets
Investments accounted for using the equity method	11	5,227,345	5,710,106
Receivables related to financial services	8	16,491,045	20,637,090
Other financial assets	9	10,556,431	11,390,559
Property, plant and equipment
Land	12	1,426,370	1,441,811
Buildings	12	5,464,811	5,884,749
Machinery and equipment	12	14,796,619	16,469,032
Vehicles and equipment on operating leases	12	6,774,427	7,523,911
Construction in progress	12	846,866	1,040,188

Total property, plant and equipment, at cost	12	29,309,093	32,359,692

Less - Accumulated depreciation and impairment losses	12	(16,675,119)	(18,101,905)

Total property, plant and equipment, net	12	12,633,974	14,257,788

Right of use assets	13	491,368	532,835
Intangible assets	14	1,249,122	1,355,326
Deferred tax assets	15	387,427	502,230
Other non-current assets	23	806,687	1,014,083

Total non-current assets		47,843,399	55,400,017

Total assets		74,303,180	90,114,296

The accompanying notes are an integral part of these consolidated financial statements

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION—(Continued)

		Yen in millions
	Notes	March 31, 2023	March 31, 2024
Liabilities
Current liabilities
Trade accounts and other payables	16	4,986,309	5,251,357
Short-term and current portion of long-term debt	17	12,305,639	15,406,284
Accrued expenses		1,552,345	1,863,760
Other financial liabilities	18	1,392,397	1,700,137
Income taxes payable		404,606	1,224,542
Liabilities for quality assurance	24	1,686,357	1,836,314
Other current liabilities		1,632,063	1,895,516

Total current liabilities		23,959,715	29,177,909

Non-current liabilities
Long-term debt	17	17,074,634	21,155,496
Other financial liabilities	18	533,710	495,814
Retirement benefit liabilities	23	1,065,508	1,077,962
Deferred tax liabilities	15	1,802,346	2,219,638
Other non-current liabilities		603,052	748,139

Total non-current liabilities		21,079,251	25,697,049

Total liabilities		45,038,967	54,874,958

Shareholders’ equity
Common stock	25	397,050	397,050
Additional paid-in capital	25	498,728	491,802
Retained earnings	25	28,343,296	32,795,365
Other components of equity	25	2,836,195	4,503,756
Treasury stock	25	(3,736,562)	(3,966,982)

Total Toyota Motor Corporation shareholders’ equity	25	28,338,706	34,220,991

Non-controlling interests		925,507	1,018,347

Total shareholders’ equity		29,264,213	35,239,338

Total liabilities and shareholders’ equity		74,303,180	90,114,296

The accompanying notes are an integral part of these consolidated financial statements

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF INCOME

		Yen in millions
	Notes	For the year ended March 31, 2022	For the year ended March 31, 2023	For the year ended March 31, 2024

Sales revenues
Sales of products	26	29,073,428	34,367,619	41,648,130
Financial services	26	2,306,079	2,786,679	3,447,195

Total sales revenues	26	31,379,507	37,154,298	45,095,325

Costs and expenses
Cost of products sold		24,250,784	29,128,561	33,600,612
Cost of financial services		1,157,050	1,712,721	2,126,395
Selling, general and administrative		2,975,977	3,587,990	4,015,383

Total costs and expenses		28,383,811	34,429,273	39,742,390

Operating income		2,995,697	2,725,025	5,352,934

Share of profit (loss) of investments accounted for using the equity method	11	560,346	643,063	763,137
Other finance income	28	334,760	379,350	747,236
Other finance costs	28	(43,997)	(125,113)	(103,709)
Foreign exchange gain (loss), net		216,187	124,516	187,568
Other income (loss), net		(72,461)	(78,109)	17,918

Income before income taxes		3,990,532	3,668,733	6,965,085

Income tax expense	15	1,115,918	1,175,765	1,893,665

Net income		2,874,614	2,492,967	5,071,421

Net income attributable to
Toyota Motor Corporation		2,850,110	2,451,318	4,944,933
Non-controlling interests		24,504	41,650	126,488

Net income		2,874,614	2,492,967	5,071,421

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	29	205.23	179.47	365.94

The accompanying notes are an integral part of these consolidated financial statements

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Yen in millions
	Notes	For the year ended March 31, 2022	For the year ended March 31, 2023	For the year ended March 31, 2024

Net income		2,874,614	2,492,967	5,071,421
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	25	(49,242)	99,223	557,539
Remeasurements of defined benefit plans	25	136,250	65,153	46,328
Share of other comprehensive income of equity method investees	11,25	113,641	(77,148)	156,118

Total of items that will not be reclassified to profit (loss)		200,648	87,228	759,984

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	25	902,844	676,042	1,178,875
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	25	(154,174)	(115,738)	12,247
Share of other comprehensive income of equity method investees	11,25	193,811	180,181	165,996

Total of items that may be reclassified subsequently to profit (loss)		942,480	740,485	1,357,118

Total other comprehensive income, net of tax	25	1,143,129	827,713	2,117,103

Comprehensive income		4,017,742	3,320,681	7,188,523

Comprehensive income for the period attributable to
Toyota Motor Corporation		3,954,350	3,251,090	6,999,828
Non-controlling interests		63,392	69,591	188,696

Comprehensive income		4,017,742	3,320,681	7,188,523

The accompanying notes are an integral part of these consolidated financial statements

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

The accompanying notes are an integral part of these consolidated financial statements

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

For the year ended March 31, 2024

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity

Balances at April 1, 2023		397,050	498,728	28,343,296	2,836,195	(3,736,562)	28,338,706	925,507	29,264,213

Comprehensive income
Net income		—	—	4,944,933	—	—	4,944,933	126,488	5,071,421
Other comprehensive income, net of tax	25	—	—	—	2,054,895	—	2,054,895	62,208	2,117,103

Total comprehensive income		—	—	4,944,933	2,054,895	—	6,999,828	188,696	7,188,523

Transactions with owners and other
Dividends paid	25	—	—	(880,197)	—	—	(880,197)	(90,309)	(970,506)
Repurchase of treasury stock	25	—	—	—	—	(231,069)	(231,069)	—	(231,069)
Reissuance of treasury stock	25	—	263	—	—	649	911	—	911
Equity transactions and other		—	(7,188)	—	—	—	(7,188)	(5,546)	(12,735)

Total transactions with owners and other		—	(6,926)	(880,197)	—	(230,420)	(1,117,543)	(95,856)	(1,213,398)

Reclassification to retained earnings	25	—	—	387,334	(387,334)	—	—	—	—

Balances at March 31, 2024		397,050	491,802	32,795,365	4,503,756	(3,966,982)	34,220,991	1,018,347	35,239,338

The accompanying notes are an integral part of these consolidated financial statements

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

		Yen in millions
	Notes	For the year ended March 31, 2022	For the year ended March 31, 2023	For the year ended March 31, 2024

Cash flows from operating activities
Net income		2,874,614	2,492,967	5,071,421
Depreciation and amortization		1,821,880	2,039,904	2,087,066
Interest income and interest costs related to financial services, net		(354,102)	(694,331)	(713,506)
Share of profit (loss) of investments accounted for using the equity method		(560,346)	(643,063)	(763,137)
Income tax expense		1,115,918	1,175,765	1,893,665
Changes in operating assets and liabilities, and other		(1,130,667)	(1,502,482)	(3,975,836)
(Increase) decrease in trade accounts and other receivables		118,652	(532,432)	(859,239)
(Increase) decrease in receivables related to financial services		(1,213,234)	(1,760,288)	(3,398,434)
(Increase) decrease in inventories		(725,285)	(350,550)	(207,529)
(Increase) decrease in other current assets		71,314	(61,538)	(326,365)
Increase (decrease) in trade accounts and other payables		152,399	712,400	560,737
Increase (decrease) in other current liabilities		410,546	545,666	666,513
Increase (decrease) in retirement benefit liabilities		60,419	21,213	(161)
Other, net		(5,478)	(76,953)	(411,358)
Interest received		835,739	1,516,404	2,292,156
Dividends received		347,387	460,351	587,259
Interest paid		(418,043)	(593,216)	(1,148,392)
Income taxes paid, net of refunds		(809,763)	(1,297,224)	(1,124,322)

Net cash provided by (used in) operating activities		3,722,615	2,955,076	4,206,373

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others		(1,197,266)	(1,450,196)	(1,846,447)
Additions to equipment leased to others		(2,286,893)	(1,907,356)	(2,867,660)
Proceeds from sales of fixed assets excluding equipment leased to others		37,749	56,436	154,985
Proceeds from sales of equipment leased to others		1,542,132	1,659,161	2,008,634
Additions to intangible assets		(346,085)	(348,280)	(334,287)
Additions to public and corporate bonds and stocks		(2,427,911)	(1,150,214)	(2,972,779)
Proceeds from sales of public and corporate bonds and stocks		282,521	393,982	1,201,405
Proceeds upon maturity of public and corporate bonds		1,920,116	939,747	1,049,963
Other, net	33	1,898,143	207,829	(1,392,565)

Net cash provided by (used in) investing activities		(577,496)	(1,598,890)	(4,998,751)

Cash flows from financing activities
Increase (decrease) in short-term debt	17	(579,216)	239,689	401,740
Proceeds from long-term debt	17	8,122,678	9,276,918	12,057,349
Payments of long-term debt	17	(8,843,665)	(8,353,033)	(8,752,329)
Dividends paid to Toyota Motor Corporation common shareholders	25	(709,872)	(727,980)	(880,197)
Dividends paid to non-controlling interests		(51,723)	(84,986)	(90,309)
Reissuance (repurchase) of treasury stock		(404,718)	(431,099)	(231,069)
Other, net		—	24,310	(7,627)

Net cash provided by (used in) financing activities		(2,466,516)	(56,180)	2,497,558

Effect of exchange rate changes on cash and cash equivalents		334,195	103,305	189,914

Net increase (decrease) in cash and cash equivalents		1,012,798	1,403,311	1,895,094

Cash and cash equivalents at beginning of year	6	5,100,857	6,113,655	7,516,966

Cash and cash equivalents at end of year	6	6,113,655	7,516,966	9,412,060

The accompanying notes are an integral part of these consolidated financial statements

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
2. Basis of preparation
(1) Compliance with IFRS Accounting Standards
Toyota’s consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.
The consolidated financial statements were approved on June 25, 2024 by President, member of the Board of Directors Koji Sato and CFO, member of the Board of Directors Yoichi Miyazaki.
(2) Basis of measurement
Toyota’s consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value and assets and liabilities associated with defined benefit plans indicated in “3. Material accounting policies”.
(3) Functional currency and presentation currency
The consolidated financial statements are presented in Japanese yen, which is the functional currency of TMC. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated. Amounts may not sum to totals due to rounding.
3. Material accounting policies
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
(c) Equity financial assets measured at fair value through other comprehensive income
For equity financial assets such as shares held mainly for the purpose of maintaining or enhancing business relationships with investees, they are irrevocably designated at initial recognition as financial assets measured at fair value through other comprehensive income.
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
(iv) Derecognition of financial assets
Toyota derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when Toyota transfers the contractual right to receive cash flows from financial assets in transactions in which substantially all the risks and rewards of ownership of the asset are transferred to another entity. When Toyota continues to retain control over a transferred financial asset in a situation in which it has neither transferred nor retained substantially all of its risk and economic value, Toyota recognizes the retained interest on such financial asset and the relevant liabilities that might possibly be paid in association therewith.
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
(1) Defined benefit plan
The present value of defined benefit obligations and service cost are principally determined for each plan using the projected unit credit method. The net defined benefit liability (asset) is the present value of the defined benefit obligations less the fair value of plan assets. If the fair value of plan assets is in excess of the present value of defined benefit obligations, the amount of any asset to be recognized is limited to the present value of any economic benefits available in the form of refunds from the plan and reductions in the future contributions to the plan. Current service cost and net interest on the net defined benefit liability (asset) are recognized as net income (loss) on the statement of net income.
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
Toyota accrues for costs of recalls and other safety measures, as well as product warranty cost described above. Toyota generally measures such “liabilities for recalls and other safety measures” at the time of vehicle sales comprehensively by aggregate sales of various models in a certain period by geographical regions. However, when circumstances warrant, Toyota measures “liabilities for a particular recall or other safety measures” using an individual model when they are probable and reasonably estimable.
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
Earnings per share attributable to Toyota Motor Corpora
tion
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
New accounting standards and interpretations not yet adopted -
Toyota is currently evaluating the impact of the adoption of these standards and interpretations on Toyota’s consolidated financial statements.

Standards	Standards names	Mandatory adoption (from fiscal years beginning on or after)	Reporting periods in which Toyota is scheduled to adopt the standards	Overview of new or amended standards and interpretations
IFRS 18	Presentation and disclosure in financial statements	January 1, 2027	Fiscal year ending March 31, 2028
Improved comparability in the statement of profit or loss (income statement)

Enhanced transparency of management-defined performance measures

More useful grouping of information in the financial statements

4. Significant accounting judgments and estimates
The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates, and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates were revised and in any future periods affected.
Information about important estimation and judgments that have significant effects on the amounts recognized in the consolidated financial statements is as follows:
Scope of subsidiaries, associates, and joint ventures (Note 3 “Basis of consolidation”)
Intangible assets incurred by research and development (Note 3 “Intangible assets”)

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information about accounting estimates and assumption that affect the application of accounting policies and the reported amounts of assets
and liabilities, and financial statements based on IFRS Accounting Standards is as follows:
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2023

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated

Sales revenues
Revenues from external customers	33,776,870	2,786,679	590,749	—	37,154,298
Inter-segment revenues and transfers	43,131	22,968	634,194	(700,293)	—

Total	33,820,000	2,809,647	1,224,943	(700,293)	37,154,298
Operating expenses	31,639,363	2,372,131	1,121,492	(703,713)	34,429,273

Operating income	2,180,637	437,516	103,451	3,420	2,725,025

Total assets	26,321,858	35,525,441	2,946,994	9,508,887	74,303,180
Investments accounted for using the equity method	4,717,231	92,903	272,752	144,460	5,227,345
Depreciation and amortization	1,205,687	799,156	35,062	—	2,039,904
Capital expenditures	1,688,114	1,786,373	38,748	(17,015)	3,496,219
As of and for the year ended March 31, 2024

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated

Sales revenues
Revenues from external customers	41,080,731	3,447,195	567,399	—	45,095,325
Inter-segment revenues and transfers	185,473	37,003	800,766	(1,023,242)	—

Total	41,266,204	3,484,198	1,368,164	(1,023,242)	45,095,325
Operating expenses	36,644,729	2,914,175	1,192,923	(1,009,437)	39,742,390

Operating income	4,621,475	570,023	175,241	(13,805)	5,352,934

Total assets	29,351,344	43,834,183	3,011,363	13,917,406	90,114,296
Investments accounted for using the equity method	5,114,364	110,308	282,888	202,546	5,710,106
Depreciation and amortization	1,268,479	784,013	34,574	—	2,087,066
Capital expenditures	2,011,361	2,763,931	103,242	(30,492)	4,848,042
Accounting policies applied by each segment is in conformity with those of Toyota’s consolidated financial statements. Transfers between industry segments are made in accordance with terms and conditions in the ordinary course of business.
Unallocated amounts included in assets represent assets held for corporate purpose, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and the balances as of March 31, 2022, 2023 and 2024 are ¥10,020,460 million, ¥11,101,175 million and ¥15,790,074 million, respectively.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Consolidated Financial Statements on
Non-Financial
Services Businesses and Financial Services Business
The financial data below presents separately Toyota’s
non-financial
services and financial services businesses.
(i) Consolidated Statement of Financial Position on
Non-Financial
Services Businesses and Financial Services Business

	Yen in millions
	March 31, 2023	March 31, 2024

Assets
(Non-Financial Services Businesses)
Current assets
Cash and cash equivalents	5,548,398	6,892,817
Trade accounts and other receivable	3,594,057	3,768,520
Other financial assets	849,779	3,864,242
Inventories	4,255,614	4,605,368
Other current assets	749,078	805,940

Total current assets	14,996,926	19,936,887

Non-current assets
Property, plant and equipment	7,729,000	8,680,731
Other	17,337,727	19,123,829

Total non-current assets	25,066,727	27,804,560

Total assets	40,063,653	47,741,447

(Financial Services Business)
Current assets
Cash and cash equivalents	1,968,568	2,519,244
Trade accounts and other receivable	286,960	382,007
Receivables related to financial services	8,279,806	11,057,269
Other financial assets	1,680,242	1,575,059
Other current assets	362,660	352,918

Total current assets	12,578,237	15,886,497

Non-current assets
Receivables related to financial services	16,491,045	20,637,090
Property, plant and equipment	4,904,975	5,577,058
Other	1,551,183	1,733,539

Total non-current assets	22,947,204	27,947,687

Total assets	35,525,441	43,834,183

(Elimination)
Elimination of assets	(1,285,914)	(1,461,335)

(Consolidated)

Total assets	74,303,180	90,114,296

Note: Assets in
non-financial
services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2023	March 31, 2024

Liabilities
(Non-Financial Services Businesses)
Current liabilities
Trade accounts and other payables	4,689,034	4,890,913
Short-term and current portion of long-term debt	1,170,114	929,662
Accrued expenses	1,446,697	1,750,221
Income taxes payable	361,000	1,185,678
Other current liabilities	3,266,095	3,583,929

Total current liabilities	10,932,939	12,340,403

Non-current liabilities
Long-term debt	1,553,622	1,938,535
Retirement benefit liabilities	1,047,430	1,058,742
Other non-current liabilities	1,867,028	2,545,491

Total non-current liabilities	4,468,080	5,542,768

Total liabilities	15,401,019	17,883,171

(Financial Services Business)
Current liabilities
Trade accounts and other payables	547,511	651,381
Short-term and current portion of long-term debt	11,583,602	14,890,892
Accrued expenses	128,994	148,767
Income taxes payable	43,607	38,864
Other current liabilities	1,841,562	2,219,104

Total current liabilities	14,145,275	17,949,008

Non-current liabilities
Long-term debt	15,627,943	19,356,672
Retirement benefit liabilities	18,078	19,220
Other non-current liabilities	1,135,862	1,131,501

Total non-current liabilities	16,781,883	20,507,393

Total liabilities	30,927,158	38,456,401

(Elimination)
Elimination of liabilities	(1,289,211)	(1,464,614)

(Consolidated)

Total liabilities	45,038,967	54,874,958

Shareholders’ equity

(Consolidated) Total Toyota Motor Corporation shareholders’ equity	28,338,706	34,220,991

(Consolidated) Non-controlling interests	925,507	1,018,347

(Consolidated) Total shareholders’ equity	29,264,213	35,239,338

(Consolidated) Total liabilities and shareholders’ equity	74,303,180	90,114,296

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii) Consolidated Statement of Income on
Non-Financial
Services Businesses and Financial Services Business

	Yen in millions
	For the year ended March 31, 2022	For the year ended March 31, 2023	For the year ended March 31, 2024
(Non-Financial Services Businesses)
Sales revenues	29,104,564	34,409,011	41,832,663
Cost of revenues	24,250,860	29,132,715	33,763,076
Selling, general and administrative	2,518,182	2,990,316	3,278,135

Operating income	2,335,522	2,285,980	4,791,453

Other income (loss), net	998,001	943,777	1,608,345

Income before income taxes	3,333,522	3,229,757	6,399,798

Income tax expense	944,594	1,040,864	1,741,885

Net income	2,388,928	2,188,893	4,657,913

Net income attributable to
Toyota Motor Corporation	2,369,399	2,152,509	4,540,311
Non-controlling interests	19,529	36,384	117,602

(Financial Services Business)
Sales revenues	2,324,026	2,809,647	3,484,198
Cost of revenues	1,178,509	1,741,117	2,145,694
Selling, general and administrative	488,517	631,014	768,481

Operating income	657,001	437,516	570,023

Other income (loss), net	16	(5,013)	1,762

Income before income taxes	657,017	432,503	571,786

Income tax expense	171,327	134,903	151,785

Net income	485,690	297,600	420,000

Net income attributable to
Toyota Motor Corporation	480,716	292,334	411,114
Non-controlling interests	4,974	5,266	8,886

(Elimination)
Elimination of net income	(4)	6,475	(6,492)
(Consolidated)

Net income	2,874,614	2,492,967	5,071,421

Net income attributable to
Toyota Motor Corporation	2,850,110	2,451,318	4,944,933
Non-controlling interests	24,504	41,650	126,488

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iii) Consolidated Statement of Cash Flows on
Non-Financial
Services Businesses and Financial Services Business

	Yen in millions
	For the year ended March 31, 2022	For the year ended March 31, 2023	For the year ended March 31, 2024

(Non-Financial Services Businesses)
Cash flows from operating activities
Net income	2,388,928	2,188,893	4,657,913
Depreciation and amortization	1,060,079	1,240,749	1,303,053
Share of profit (loss) of investments accounted for using the equity method	(552,515)	(633,324)	(752,779)
Income tax expense	944,594	1,040,864	1,741,885
Changes in operating assets and liabilities, and other	(572,082)	463,871	120,731
Interest received	100,118	234,945	454,713
Dividends received	342,646	454,752	582,022
Interest paid	(40,780)	(28,206)	(104,008)
Income taxes paid, net of refunds	(544,887)	(1,280,341)	(1,033,448)

Net cash provided by (used in) operating activities	3,126,101	3,682,203	6,970,082

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(1,186,900)	(1,439,724)	(1,815,239)
Additions to equipment leased to others	(151,456)	(147,792)	(153,324)
Proceeds from sales of fixed assets excluding equipment leased to others	36,219	54,572	152,830
Proceeds from sales of equipment leased to others	45,183	44,195	47,557
Additions to intangible assets	(335,436)	(333,295)	(317,606)
Additions to public and corporate bonds and stocks	(1,904,588)	(503,977)	(2,639,166)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	1,989,345	892,814	1,757,282
Other, net	1,856,069	236,351	(1,386,377)

Net cash provided by (used in) investing activities	348,436	(1,196,856)	(4,354,045)

Cash flows from financing activities
Increase (decrease) in short-term debt	(164,899)	142,688	66,953
Proceeds from long-term debt	513,371	474,535	533,333
Payments of long-term debt	(1,818,653)	(637,982)	(634,215)
Dividends paid to Toyota Motor Corporation common shareholders	(709,872)	(727,980)	(880,197)
Dividends paid to non-controlling interests	(49,629)	(79,782)	(85,991)
Reissuance (repurchase) of treasury stock	(404,718)	(431,099)	(231,069)
Other, net	—	21,458	(7,570)

Net cash provided by (used in) financing activities	(2,634,401)	(1,238,161)	(1,238,756)

Effect of exchange rate changes on cash and cash equivalents	185,237	1,690	(32,862)

Net increase (decrease) in cash and cash equivalents	1,025,373	1,248,876	1,344,419

Cash and cash equivalents at beginning of year	3,274,149	4,299,522	5,548,398

Cash and cash equivalents at end of year	4,299,522	5,548,398	6,892,817

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2022	For the year ended March 31, 2023	For the year ended March 31, 2024

(Financial Services Business)
Cash flows from operating activities
Net income	485,690	297,600	420,000
Depreciation and amortization	761,801	799,156	784,013
Interest income and interest costs related to financial services, net	(360,837)	(703,971)	(734,880)
Share of profit (loss) of investments accounted for using the equity method	(7,831)	(9,739)	(10,357)
Income tax expense	171,327	134,903	151,785
Changes in operating assets and liabilities, and other	(623,051)	(1,958,779)	(4,100,301)
Interest received	742,364	1,291,100	1,858,816
Dividends received	4,740	5,599	5,236
Interest paid	(384,006)	(574,650)	(1,065,757)
Income taxes paid, net of refunds	(264,876)	(16,883)	(90,874)

Net cash provided by (used in) operating activities	525,321	(735,664)	(2,782,318)

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(10,366)	(10,472)	(31,208)
Additions to equipment leased to others	(2,135,437)	(1,759,564)	(2,714,336)
Proceeds from sales of fixed assets excluding equipment leased to others	1,530	1,865	2,155
Proceeds from sales of equipment leased to others	1,496,949	1,614,965	1,961,077
Additions to intangible assets	(10,650)	(14,985)	(16,680)
Additions to public and corporate bonds and stocks	(523,323)	(646,237)	(333,613)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	213,291	440,915	494,085
Other, net	113,635	(30,385)	14,732

Net cash provided by (used in) investing activities	(854,370)	(403,898)	(623,788)

Cash flows from financing activities
Increase (decrease) in short-term debt	(488,495)	171,293	339,666
Proceeds from long-term debt	7,800,854	8,892,261	11,620,147
Payments of long-term debt	(7,142,750)	(7,868,820)	(8,221,432)
Dividends paid to non-controlling interests	(2,094)	(5,204)	(4,318)
Other, net	—	2,853	(57)

Net cash provided by (used in) financing activities	167,516	1,192,382	3,734,005

Effect of exchange rate changes on cash and cash equivalents	148,958	101,615	222,776

Net increase (decrease) in cash and cash equivalents	(12,575)	154,436	550,675

Cash and cash equivalents at beginning of year	1,826,707	1,814,133	1,968,568

Cash and cash equivalents at end of year	1,814,133	1,968,568	2,519,244

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents	334,195	103,305	189,914

Net increase (decrease) in cash and cash equivalents	1,012,798	1,403,311	1,895,094

Cash and cash equivalents at beginning of year	5,100,857	6,113,655	7,516,966

Cash and cash equivalents at end of year	6,113,655	7,516,966	9,412,060

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2024

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	10,193,556	17,624,268	5,503,738	7,604,269	4,169,494	—	45,095,325
Inter-segment revenues and transfers	10,827,165	318,805	178,026	1,126,479	220,292	(12,670,767)	—

Total	21,020,721	17,943,072	5,681,764	8,730,749	4,389,785	(12,670,767)	45,095,325
Operating expenses	17,536,451	17,436,753	5,293,668	7,865,158	4,191,441	(12,581,079)	39,742,390

Operating income	3,484,270	506,319	388,096	865,591	198,345	(89,687)	5,352,934

Total assets	24,711,142	31,886,959	8,749,680	9,096,282	6,167,902	9,502,332	90,114,296
Non-current assets	5,827,404	7,374,724	1,407,680	1,190,348	686,104	—	16,486,260
"Other" consists of Central and South America, Oceania, Africa and the Middle East.
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
Unallocated amounts included in assets represent assets held for corporate purpose, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and the balances as March 31, 2022, 2023 and 2024 are ¥10,020,460 million, ¥11,101,175 million and ¥15,790,074 million, respectively.
(5) Sales revenues by location of external customers
In addition to the disclosure requirements under IFRS Accounting Standards, Toyota discloses this information in order to provide financial statements users with valuable information
.

	Yen in millions
	For the years ended March 31,
	2022	2023	2024

Japan	6,425,184	6,742,304	7,399,192
North America	10,953,472	13,578,084	17,694,375
Europe	3,495,785	3,970,857	5,396,610
Asia	6,017,646	7,150,555	7,742,141
Other	4,487,420	5,712,497	6,863,007

Total	31,379,507	37,154,298	45,095,325

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Cash and cash equivalents
Cash and cash equivalents consist of the following:

	Yen in millions
	March 31,
	2023	2024

Cash and deposits	5,948,297	6,245,257
Negotiable certificate of deposit and other	1,568,669	3,166,803

Total	7,516,966	9,412,060

7. Trade accounts and other receivables
Trade accounts and other receivables consist of the following:

	Yen in millions
	March 31,
	2023	2024

Accounts and notes receivables	2,757,412	2,672,434
Other receivables	870,398	1,149,679
Allowance for doubtful accounts	(41,679)	(32,684)

Total	3,586,130	3,789,429

Trade accounts and other receivables which are unconditional rights to considerations are classified as financial assets measured at amortized cost. Receivables from contracts with customers correspond to “Accounts and notes receivables” and the balance as of April 1, 2022 is ¥2,466,398 million.
The changes in the allowance for doubtful accounts consist of the following:

	Yen in millions
	For the years ended March 31,
	2023	2024

Allowance for doubtful accounts at beginning of year	110,793	121,628
Provision for doubtful accounts, net of reversal	8,844	4,708
Write-offs	(3,496)	(3,759)
Other	5,487	(472)

Allowance for doubtful accounts at end of year	121,628	122,105

“Other” includes currency translation adjustments.
A portion of the allowance for doubtful accounts is attributed to certain non-current
receivable balances which are reported as other financial assets under non-current
assets.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Finance receivables
Finance receivables consist of the following:

	Yen in millions
	March 31,
	2023	2024
Retail	20,201,004	25,489,945
Finance leases	2,503,369	3,143,424
Wholesale and other dealer loans	3,461,421	5,005,766

Total	26,165,794	33,639,135

Deferred origination costs	359,743	439,613
Less - Unearned income	(1,418,272)	(1,970,115)
Less - Allowance for credit losses
Retail	(274,871)	(336,152)
Finance leases	(36,920)	(46,909)
Wholesale and other dealer loans	(24,622)	(31,213)

Total finance receivables, net	24,770,851	31,694,359

Current assets	8,279,806	11,057,269
Non-current assets	16,491,045	20,637,090

Total finance receivables, net	24,770,851	31,694,359

Finance
receivables
were geographically distributed as follows: in North America 56.9%, in Europe 14.0%, in Asia 12.0%, in Japan 6.3% and in Other 10.8% as of March 31, 2023, and in North America 57.1%, in Europe 14.5%, in Asia 11.3%, in Japan 6.2% and in Other 10.9% as of March 31, 2024.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2024
	Retail	Finance leases	Wholesale and other dealer loans
Within 1 year	7,063,873	961,583	3,587,124
Between 1 and 2 years	5,791,490	673,115	441,004
Between 2 and 3 years	5,034,539	505,715	223,112
Between 3 and 4 years	3,864,320	265,727	185,210
Between 4 and 5 years	2,334,787	96,648	142,215
Later than 5 years . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1,400,936	17,703	427,100

Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	25,489,945	2,520,492	5,005,766

Finance leases receivables consist of the following:

	Yen in millions
	March 31,
	2023	2024
Lease payments	1,947,649	2,520,492
Estimated unguaranteed residual values	555,720	622,932

Total	2,503,369	3,143,424

Deferred origination costs	18,587	20,999
Less - Unearned income	(224,761)	(320,223)
Less - Allowance for credit losses	(36,920)	(46,909)

Finance leases receivables, net	2,260,275	2,797,291

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Other financial assets
Other financial assets consist of the following:

	Yen in millions
	March 31,
	2023	2024
Financial assets measured at amortized cost
Time deposits	206,494	1,606,834
Other	766,455	824,448
Financial assets measured at fair value through profit or loss
Public and corporate bonds	193,816	221,743
Stocks	168,214	212,393
Derivatives	610,340	552,921
Other	496,052	553,174
Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	6,409,119	8,279,783
Stocks	3,413,780	3,829,893
Other	7,838	11,537

Total	12,272,107	16,092,727

Current assets	1,715,675	4,702,168
Non-current assets	10,556,431	11,390,559

Total	12,272,107	16,092,727

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
Public and corporate bonds included in financial assets measured at fair value through other comprehensive income include securities loaned of ¥2,192,934 million and ¥2,190,436 million as of March 31, 2023 and 2024, respectively.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Major securities included in stocks measured at fair value through other comprehensive income as of March 31, 2023 and 2024 are as follows:

	Yen in millions
	March 31,
Issue	2023	2024
KDDI CORPORATION	1,296,639	1,134,370
MS&AD Insurance Group Holdings, Inc.	216,053	427,950
NIPPON TELEGRAPH AND TELEPHONE CORPORATION	320,073	363,131
Mitsubishi UFJ Financial Group, Inc.	126,754	232,760
Renesas Electronics Corporation	143,543	200,330
To facilitate the efficient and effective utilization of assets, Toyota derecognizes stocks measured at fair value through other comprehensive income by way of sale. Fair value and total accumulated other comprehensive income at derecognition are as follows:

	Yen in millions
	For the years ended March 31,
	2023	2024

Total fair value	69,028	346,154
Accumulated other comprehensive income, net	35,124	247,475
10. Inventories
Inventories consist of the following:

	Yen in millions
	March 31,
	2023	2024
Products	2,317,143	2,796,831
Work in process	530,915	496,471
Raw materials	1,239,535	1,117,950
Supplies and other	168,021	194,116

Total	4,255,614	4,605,368

11. Investments accounted for using the equity method
Equity in associates and joint ventures is as follows:

	Yen in millions
	March 31,
	2023	2024
Associates	4,169,573	4,616,598
Joint ventures	1,057,773	1,093,508

Total	5,227,345	5,710,106

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The combined information of investments accounted for using the equity method (total value of TMC’s interests) is as follows:

	Yen in millions
	For the years ended March 31,
	2022	2023	2024
Net income
Associates	324,480	326,931	478,405
Joint ventures	235,866	316,132	284,732

Total	560,346	643,063	763,137

Other comprehensive income, net of tax
Associates	241,264	99,737	269,753
Joint ventures	66,187	3,295	52,361

Total	307,451	103,033	322,114

Comprehensive income
Associates	565,744	426,669	748,158
Joint ventures	302,053	319,428	337,093

Total	867,798	746,096	1,085,251

12. Property, plant and equipment
The changes in cost and accumulated depreciation and impairment losses are as follows:
(Cost)

	Yen in millions
	Land	Buildings	Machinery and equipment	Vehicles and equipment on operating leases	Construction in progress	Total
Balance as of April 1, 2022	1,361,791	5,284,620	13,982,362	6,781,229	565,528	27,975,530

Additions	14,990	75,098	433,393	1,916,239	934,847	3,374,566
Sales or disposal	(14,680)	(76,482)	(599,825)	(2,516,466)	(13,684)	(3,221,137)
Reclassification from construction in progress	50,494	88,625	480,805	167	(620,091)	—
Foreign currency translation adjustments	10,458	67,274	437,649	524,175	13,503	1,053,058
Other	3,317	25,676	62,235	69,083	(33,236)	127,075

Balance as of March 31, 2023	1,426,370	5,464,811	14,796,619	6,774,427	846,866	29,309,093

Additions	5,217	136,241	581,930	2,893,569	1,075,590	4,692,547
Sales or disposal	(14,729)	(39,296)	(545,829)	(2,974,283)	(4,771)	(3,578,908)
Reclassification from construction in progress	5,691	138,013	776,356	236	(920,295)	—
Foreign currency translation adjustments	27,296	153,948	919,653	812,366	56,654	1,969,916
Other	(8,033)	31,032	(59,696)	17,596	(13,856)	(32,956)

Balance as of March 31, 2024	1,441,811	5,884,749	16,469,032	7,523,911	1,040,188	32,359,692

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Accumulated depreciation and impairment losses)

	Yen in millions
	Land	Buildings	Machinery and equipment	Vehicles and equipment on operating leases	Construction in progress	Total
Balance as of April 1, 2022	(6,379)	(3,375,598)	(10,762,953)	(1,503,668)	(292)	(15,648,890)

Depreciation	—	(148,981)	(921,037)	(856,921)	—	(1,926,939)
Impairment losses	(393)	(10,517)	(17,358)	—	(2,846)	(31,114)
Sales or disposal	150	63,448	559,467	860,708	—	1,483,773
Foreign currency translation adjustments	(178)	(39,793)	(334,617)	(96,936)	(2)	(471,526)
Other	(513)	(17,746)	(53,167)	(8,928)	(71)	(80,423)

Balance as of March 31, 2023	(7,313)	(3,529,186)	(11,529,666)	(1,605,744)	(3,210)	(16,675,119)

Depreciation	—	(139,999)	(974,181)	(842,931)	—	(1,957,111)
Impairment losses	—	(208)	(18,862)	—	—	(19,069)
Sales or disposal	579	34,067	498,703	962,901	3	1,496,254
Foreign currency translation adjustments	(825)	(84,432)	(666,255)	(162,784)	2,810	(911,486)
Other	574	(34,029)	(29,354)	29,549	(2,112)	(35,373)

Balance as of March 31, 2024	(6,985)	(3,753,786)	(12,719,614)	(1,619,009)	(2,510)	(18,101,905)

Depreciation on “Property, plant and equipment” is included in “Cost of products sold” and “Selling, general and administrative” in the consolidated statement of income.
Vehicles and equipment on operating leases consist of the following:

	Yen in millions
	March 31,
	2023	2024
Vehicles	6,759,024	7,471,187
Equipment	15,403	52,724

	6,774,427	7,523,911
Less - Accumulated depreciation	(1,605,744)	(1,619,009)

Vehicles and equipment on operating leases, net	5,168,683	5,904,902

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents future lease payments to be received for vehicles and equipments on operating leases:

	Yen in millions
	March 31,
	2023	2024
Within 1 year	885,757	1,003,221
Between 1 and 2 years	497,218	678,342
Between 2 and 3 years	216,227	314,496
Between 3 and 4 years	59,004	77,715
Between 4 and 5 years	21,022	28,267
Later than 5 years	10,484	13,619

Total future rentals	1,689,712	2,115,660

The future lease payments to be received as shown above should not be considered indicative of future cash collections.
13. Right of use assets and lease liabilities
The breakdown of right of use assets is as follows:

	Yen in millions
	March 31,
	2023	2024
Types of original assets
Land	64,717	60,388
Buildings	333,698	341,408
Other	92,953	131,040

Total	491,368	532,835

The increase in the right of use assets for the years ended on March 31, 2023 and 2024 were ¥116,298 million and ¥101,534 million, respectively.
The breakdown of main gains and losses on lessee’s leases is as follows:

	Yen in millions
	March 31,
	2023	2024
Depreciation of right of use assets
Land	5,217	9,699
Buildings	42,408	69,962
Other	36,566	42,038

Total	84,191	121,698

Interest expense on lease liabilities	5,429	6,152
Short-term leases	97,025	103,544

	186,645	231,394

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2023 and 2024, the total cash outflows for lessee leases were ¥172,112 million and ¥188,677 million, respectively.
The following is the maturity analysis of the total future lease payments and the adjustment to the present value:

	Yen in millions
	March 31,
	2023	2024
Within 1 year	74,780	83,145
Between 1 and 5 years	179,026	190,511
Later than 5 years	254,096	244,107

Future lease payment, total	507,902	517,763
Less - Interest expense	(51,781)	(55,195)

Present value of lease payment, total	456,120	462,568

Current liabilities	66,870	73,456
Non-current liabilities	389,250	389,112

Present value of lease payment, total	456,120	462,568

14. Intangible assets
The carrying value of intangible assets is as follows:

	Yen in millions
	March 31,
	2023	2024
Capitalized development costs	669,612	638,337
Software and other	579,510	716,989

Total	1,249,122	1,355,326

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in cost and accumulated amortization of intangible assets are as follows:
(Cost)

	Yen in millions
	Capitalized development costs	Software and other	Total
Balance as of April 01, 2022	1,141,234	827,232	1,968,466

Additions	—	40,655	40,655
Internally developed	181,634	98,040	279,674
Sales or disposal	(164,898)	(38,473)	(203,372)
Foreign currency translation adjustments	1,465	20,886	22,351
Other	—	17,056	17,056

Balance as of March 31, 2023	1,159,435	965,395	2,124,830

Additions	—	109,051	109,051
Internally developed	124,788	136,107	260,895
Sales or disposal	(230,512)	(133,477)	(363,989)
Foreign currency translation adjustments	4,622	42,104	46,726
Other	—	20,715	20,715

Balance as of March 31, 2024	1,058,334	1,139,895	2,198,228

(Accumulated amortization)

	Yen in millions
	Capitalized development costs	Software and other	Total
Balance as of April 01, 2022	(477,472)	(299,028)	(776,500)

Amortization	(164,512)	(112,965)	(277,477)
Sales or disposal	152,161	37,901	190,062
Foreign currency translation adjustments	—	(10,533)	(10,533)
Other	—	(1,261)	(1,261)

Balance as of March 31, 2023	(489,823)	(385,886)	(875,708)

Amortization	(160,686)	(129,956)	(290,642)
Sales or disposal	230,512	117,841	348,353
Foreign currency translation adjustments	—	(22,633)	(22,633)
Other	—	(2,272)	(2,272)

Balance as of March 31, 2024	(419,997)	(422,905)	(842,902)

Amortization of intangible assets is included in “Cost of products sold” and “Selling, general and administrative” in the consolidated statement of income. There is no material internally generated intangible assets except for capitalized development costs.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Income taxes
(1) Deferred tax assets and liabilities
Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31,
	2023	2024

Deferred tax assets
Defined benefit plan liabilities	120,007	100,770
Accrued expenses and liabilities for quality assurance	662,425	724,325
Other accrued employees’ compensation	127,668	138,219
Operating loss carryforwards for tax purposes	191,906	50,214
Allowance for doubtful accounts and credit losses	94,639	103,860
Property, plant and equipment and other assets	252,441	296,739
Other	463,250	569,648

Total deferred tax assets	1,912,336	1,983,775

Deferred tax liabilities
Changes in fair value of financial instruments measured in other comprehensive income	(737,156)	(1,015,448)
Undistributed earnings of foreign subsidiaries	(39,496)	(42,365)
Undistributed earnings of associates and joint ventures	(1,076,742)	(1,176,045)
Basis difference of acquired assets	(78,206)	(82,852)
Capitalized development costs	(201,120)	(189,496)
Lease transactions	(972,158)	(897,291)
Other	(222,378)	(297,686)

Total deferred tax liabilities	(3,327,255)	(3,701,183)

Net deferred tax assets and liabilities	(1,414,919)	(1,717,408)

Of the changes in deferred tax assets and deferred tax liabilities for the years ended March 31, 2022, 2023 and 2024, the amount recognized as income tax expense in the consolidated statement of income is as follows:

	Yen in millions
	For the years ended March 31,
	2022	2023	2024
Defined benefit plan liabilities	4,203	802	(4,333)
Accrued expenses and liabilities for quality assurance	(40,761)	26,942	40,626
Other accrued employees’ compensation	(968)	(2,745)	6,925
Operating loss carryforwards for tax purposes	38,119	116,344	(133,776)
Allowance for doubtful accounts and credit losses	(4,902)	4,474	(551)
Property, plant and equipment and other assets	(9,795)	24,850	11,518
Undistributed earnings of foreign subsidiaries	(33,349)	12,391	(2,869)
Undistributed earnings of associates and joint ventures	(71,405)	(63,520)	(43,526)
Basis difference of acquired assets	(11,270)	(12,075)	1,152
Capitalized development costs	(9,708)	4,003	12,824
Lease transactions	103,098	(487,702)	186,196
Other	111,603	44,144	88,582

Total	74,864	(332,091)	162,768

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized in the statement of financial position:

	Yen in millions
	March 31,
	2023	2024

Deductible temporary difference	968,060	1,292,277
Carryforwards of tax losses	712,357	762,196
Carryforwards of tax credit	115,809	95,462

Total	1,796,225	2,149,935

The expected expiration date of the carryforwards of tax losses for which deferred tax assets are not recognized are as follows:

	Yen in millions
	March 31,
	2023	2024

Within 5 years	75,839	7,791
Between 5 and 10 years	313,895	357,421
Later than 10 years	322,623	396,984

Total	712,357	762,196

The expected expiration date of the carryforwards of tax credit for which deferred tax assets are not recognized are as follows:

	Yen in millions
	March 31,
	2023	2024

Within 5 years	10,018	4,764
Between 5 and 10 years	18,107	3,680
Later than 10 years	87,684	87,018

Total	115,809	95,462

Of the temporary differences in investments in foreign subsidiaries, because management intends to reinvest undistributed earnings of foreign subsidiaries to the extent not expected to be remitted in the foreseeable future, no deferred tax liability is recognized. As of March 31, 2023 and 2024, the temporary differences totaled ¥4,367,250 million and ¥4,630,892 million, respectively, and Toyota estimates an additional deferred tax liability of ¥202,488 million and ¥232,645 million would be required, respectively, if the full amount of those undistributed earnings were remitted.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Income tax expenses
The income tax expense for the years ended March 31, 2022, 2023 and 2024 consists of the following:

	Yen in millions
	For the years ended March 31,
	2022	2023	2024

Current income tax expense:
TMC and domestic subsidiaries	672,077	758,772	1,432,299
Foreign subsidiaries	518,705	84,902	624,134

Total current	1,190,782	843,674	2,056,433

Deferred income tax expense (benefit):
TMC and domestic subsidiaries	42,131	27,783	(42,906)
Foreign subsidiaries	(116,995)	304,308	(119,862)

Total deferred	(74,864)	332,091	(162,768)

Total income tax expense	1,115,918	1,175,765	1,893,665

Toyota is subject
 to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 30.9% for the years ended March 31, 2022, 2023 and 2024. The statutory tax rates in effect for the year in which the temporary differences are expected to reverse are used to calculate the tax effects of temporary differences which are expected to reverse in future years. Reconciliation of the differences between the statutory tax rate and the average effective tax rate is as follows:

	For the years ended March 31,
	2022	2023	2024

Statutory tax rate	30.9%	30.9%	30.9%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	0.6	0.8	0.3
Tax-exempt income	(0.3)	(0.4)	(0.2)
Deferred tax liabilities on undistributed earnings of foreign subsidiaries	1.3	1.1	0.6
Effects of investments accounted for using the equity method	(4.3)	(5.4)	(3.4)
Deferred tax liabilities on undistributed earnings of associates and joint ventures	2.6	3.1	2.1
Change in unrecognized deferred tax assets	3.7	6.3	0.4
Tax credits	(2.7)	(3.5)	(2.1)
The difference between the statutory tax rate in Japan and that of foreign subsidiaries	(3.1)	(1.5)	(2.0)
Unrecognized tax benefits adjustments	(0.3)	0.4	—
Other	(0.3)	0.3	0.6

Average effective tax rate	28.0%	32.0%	27.2%

(3) Impact of Application of the Pillar Two Model Rules
Toyota applies the temporary exception regarding the requirements of IAS 12 on deferred tax related to the Pillar Two Model Rules. Consequently, any deferred tax assets or liabilities related to the Pillar Two Model Rules are not recognized or disclosed.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota conducts business in jurisdictions that have established tax laws for the application of the Pillar Two Model Rules.
In Japan, under the Tax Reform Act of 2023, a corporate tax related to global minimum taxation has been implemented for each fiscal year as part of the legalization of the Income Inclusion Rules within the Pillar Two Model Rules. For fiscal years beginning on or after April 1, 2024, top-up taxation will be applied to Japanese parent companies until the effective tax rate of their subsidiaries reaches the minimum tax rate of
15
%.
Although additional taxation under the Pillar Two Model Rules has not yet been applied in fiscal 2024, even if it were to be applied in fiscal 2024, the financial impact would not be material.
16. Trade accounts and other payables
Trade accounts and other payables consists of the following:

	Yen in millions
	March 31,
	2023	2024

Accounts and notes payables	3,819,334	3,828,068
Other payables	1,166,974	1,423,289

Total	4,986,309	5,251,357

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
			Non-cash changes
	As of April 1, 2023	Cash flow	Acquisitions	Reclassification	Changes in foreign currency exchange rates	Changes in fair value	Other	As of March 31, 2024

Current liabilities
Short-term debt	4,590,173	401,740	—	—	519,138	—	(23,093)	5,487,959
Current portion of long-term debt	7,648,596	(8,673,349)	—	9,974,103	896,377	—	(858)	9,844,870
Current portion of long-term lease liabilities	66,870	(78,981)	—	77,698	3,295	—	4,573	73,456
Class share . . . . . . . . .	—	—	—	—	—	—	—	—

Current liabilities . . .	12,305,639	(8,350,589)	—	10,051,801	1,418,811	—	(19,378)	15,406,284

Non-current liabilities
Long-term debt	16,685,384	12,057,349	—	(9,974,103)	1,933,312	—	64,442	20,766,384
Long-term lease liabilities	389,250	—	101,534	(77,698)	20,766	—	(44,740)	389,112

Non-current liabilities	17,074,634	12,057,349	101,534	(10,051,801)	1,954,078	—	19,702	21,155,496

Total	29,380,273	3,706,760	101,534	—	3,372,889	—	324	36,561,780

Derivatives	(62,359)	95,572	—	—	(4,792)	(68,999)	—	(40,578)
Short-term and long-term debt is classified as financial liabilities measured at amortized cost.
(2) Short-term debt
The breakdown of “Short-term debt” is as follows:

	Yen in millions
	March 31,
	2023	2024

Short-term debt
(Principally from bank)
[Weighted average interest rate
2023 2.02%
2024 2.27%]	916,725	1,387,832
Commercial paper
[Weighted average interest rate
2023 3.81%
2024 4.53%]	3,673,447	4,100,127

	4,590,173	5,487,959

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Long-term debt
The breakdown of “Long-term debt” is as follows:

	Yen in millions
	March 31,
	2023	2024

Unsecured loans
(Principally from bank)
[2023
Weighted average interest 3.18%
Due 2023 to 2042
2024
Weighted average interest 3.68%
Due 2024 to 2042]	5,719,366	6,781,268
Secured loans
(Principally financial receivables securitization)
[2023
Weighted average interest 3.82%
Due 2023 to 2034
2024
Weighted average interest 4.64%
Due 2024 to 2034]	5,266,411	6,458,570
Medium-term notes of consolidated subsidiaries
[2023
Weighted average interest 2.72%
Due 2023 to 2048
2024
Weighted average interest 3.58%
Due 2024 to 2048]	10,561,816	14,272,962
Unsecured bonds of the parent
[2023
Weighted average interest 1.29%
Due 2023 to 2037
2024
Weighted average interest 1.92%
Due 2024 to 2037]	1,127,650	1,221,345
Unsecured bonds of consolidated subsidiaries
[2023
Weighted average interest 2.54%
Due 2023 to 2028
2024
Weighted average interest 2.75%
Due 2024 to 2029]	1,621,444	1,811,271
Secured bonds of consolidated subsidiaries
[2023
Weighted average interest 6.53%
Due 2023 to 2026

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31,
	2023	2024

2024
Weighted average interest 7.86%
Due 2024 to 2029 ]	37,294	65,837

	24,333,981	30,611,253
Less - Current portion due within one year	(7,648,596)	(9,844,870)

	16,685,384	20,766,384

As of March 31, 2023 and 2024, the currencies of long-term debt are 53% and 53% in US dollars, 11% and 10% in Japanese yen, 13% and 13% in Euros, 6% and 5% in Australian dollars, 3% and 4% in Canadian dollars, 14% and 15% in other currencies.
(4) Assets pledges as collateral
The breakdown of assets pledged as collateral mainly for loans of consolidated subsidiaries is as follows:

	Yen in millions
	March 31,
	2023	2024

Property, plant and equipment	1,498,448	1,574,373
Other assets	5,459,877	6,731,856

Total	6,958,325	8,306,230

Other assets principally consist of securitized finance receivables.
Standard agreements with certain banks include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.

(5) Interest expenses
The interest expenses for the fiscal year ended March 31, 2023 and 2024 are ¥651,979 million and ¥1,213,021 million, respectively. Interest expenses related to the financial business is included in “cost of financial services” in the consolidated statement of income.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Other financial liabilities
Other financial liabilities consist of the following:

	Yen in millions
	March 31,
	2023	2024
Financial liabilities measured at amortized cost
Deposits received	1,015,094	1,205,723
Other	454,756	558,039
Financial liabilities measured at fair value through profit or loss
Derivatives	456,257	432,189

Total	1,926,107	2,195,951

Current liabilities	1,392,397	1,700,137
Non-current liabilities	533,710	495,814

Total	1,926,107	2,195,951

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
The net changes in the allowance for credit losses relating to the retail receivables are as follows:

	Yen in millions
	For the year ended March 31, 2023
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Allowance for credit loss at beginning of year	88,125	99,465	42,514	230,104
Provision for credit loss, net of reversal	26,490	59,627	89,456	175,573
Charge-offs	—	—	(91,215)	(91,215)
Other	(18,895)	(34,225)	13,530	(39,591)

Allowance for credit loss at end of year	95,720	124,867	54,284	274,871

	Yen in millions
	For the year ended March 31, 2024
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Allowance for credit loss at beginning of year	95,720	124,867	54,284	274,871
Provision for credit loss, net of reversal	34,386	64,742	142,299	241,427
Charge-offs	—	—	(150,458)	(150,458)
Other	(19,062)	(41,819)	31,193	(29,688)

Allowance for credit loss at end of year	111,044	147,790	77,318	336,152

“Other” primarily includes reversal of allowance for credit loss due to the collection of retail receivables.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the retail receivables segregated into aging categories based on the numbers of the days outstanding:

	Yen in millions
	March 31, 2023
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Current	17,905,331	1,275,170	—	19,180,501
Past due less than 90 days	331,040	542,999	21,469	895,509
Past due 90 days or more	—	416	124,580	124,995

Total	18,236,371	1,818,584	146,049	20,201,004

	Yen in millions
	March 31, 2024
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Current	22,750,132	1,526,798	—	24,276,931
Past due less than 90 days	318,524	694,558	23,761	1,036,843
Past due 90 days or more	—	4,598	171,574	176,172

Total	23,068,656	2,225,954	195,335	25,489,945

The net changes in the allowance for credit losses relating to the finance lease receivables are as follows:

	Yen in millions
	For the years ended March 31,
	2023	2024
Allowance for credit loss at beginning of year	36,985	36,920
Provision for credit loss, net of reversal	14,926	23,617
Charge-offs	(7,233)	(7,676)
Other	(7,757)	(5,952)

Allowance for credit loss at end of year	36,920	46,909

“Other” primarily includes reversal of allowance for credit loss due to the collection of finance lease receivables.
The table below shows the finance lease receivables segregated into aging categories based on the numbers of the days outstanding:

	Yen in millions
	March 31,
	2023	2024
Current	2,437,467	3,057,602
Past due less than 90 days	46,296	60,316
Past due 90 days or more	19,606	25,506

Total	2,503,369	3,143,424

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the net movement of the allowance for credit losses on wholesale receivables and other dealer loans.

	Yen in millions
	For the year ended March 31, 2023
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Allowance for credit loss at beginning of year	14,349	5,092	5,396	24,836
Provision for credit loss, net of reversal	3,517	1,780	551	5,847
Charge-offs	—	—	—	—
Other	(3,225)	(2,289)	(547)	(6,062)

Allowance for credit loss at end of year	14,640	4,582	5,399	24,622

	Yen in millions
	For the year ended March 31, 2024
	Expected credit loss for 12 months	Expected credit loss for the entire period		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Allowance for credit loss at beginning of year	14,640	4,582	5,399	24,622
Provision for credit loss, net of reversal	6,362	2,539	1,130	10,031
Charge-offs	—	—	(204)	(204)
Other	(3,521)	(1,191)	1,475	(3,236)

Allowance for credit loss at end of year	17,481	5,931	7,801	31,213

“Other” primarily includes reversal of allowance for credit loss due to the collection of wholesale receivables and other dealer loans.
Toyota charges off the credit - impaired finance receivables when Toyota considers that all or part of it will not be collected. The amount of receivables related to financial services which has been charged off but subject to ongoing collection activity was not significant for the years ended March 31, 2023 and 2024.
The balances of the wholesale receivables and other dealer loan receivables portfolios by credit status, as well as loan commitments and financial guarantee contracts, as of March 31, 2023 and 2024 are as follows.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Default: Account is not currently meeting contractual obligations, or we have temporarily waived certain contractual requirements

	Yen in millions
	March 31, 2023
	Expected credit loss for 12 months	Lifetime expected credit loss
		Financial receivable not credit-impaired	Credit-impaired financial receivable	Total
Wholesale and other dealer loan
Performing	3,300,629	—	—	3,300,629
Credit Watch	47,184	69,086	—	116,270
At Risk	—	29,780	6,708	36,487
Default	—	—	8,034	8,034
Loan commitments	10,704,882	65,053	572	10,770,507
Financial guarantee contracts	3,536,796	37,260	—	3,574,056

Total	17,589,491	201,179	15,314	17,805,983

	Yen in millions
	March 31, 2024
	Expected credit loss for 12 months	Lifetime expected credit loss
		Financial receivable not credit-impaired	Credit-impaired financial receivable	Total
Wholesale and other dealer loan
Performing	4,741,270	—	—	4,741,270
Credit Watch	61,078	132,721	—	193,799
At Risk	—	45,231	4,258	49,489
Default	—	—	21,209	21,209
Loan commitments	11,129,604	115,327	781	11,245,712
Financial guarantee contracts	3,200,368	36,964	—	3,237,333

Total	19,132,321	330,243	26,247	19,488,811

For the year ended March 31, 2023 and 2024, the amount of finance receivables the terms of which were modified due to deterioration in credit conditions was not significant for any portfolio of finance receivables, and the amount of payment defaults on finance receivables so modified were not significant for any portfolio of such receivables.
(3) Liquidity risk
To secure cash on hand necessary for carrying out the operation, Toyota appropriately borrows from the financial institutions and issues medium-term notes, corporate bonds or commercial paper, and there is a risk of failing to execute the payment on due date because of deterioration of fund procurement environment etc.
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
As of March 31, 2023

	Yen in millions
			Maturities
	Book value	Contractual cash flows	Within 1 year	Between 1 and 3 years	Between 3 and 5 years	Later than 5 years

Non-derivative financial liabilities
Short-term debt	916,725	(941,708)	(941,708)	—	—	—
Commercial paper	3,673,447	(3,765,973)	(3,765,973)	—	—	—
Long-term debt	24,333,981	(25,829,430)	(8,067,346)	(10,527,952)	(5,609,531)	(1,624,601)
Lease liabilities	456,120	(507,902)	(74,780)	(102,258)	(76,769)	(254,096)

Total	29,380,273	(31,045,012)	(12,849,807)	(10,630,210)	(5,686,300)	(1,878,696)

Derivative financial liabilities
Interest derivative	296,438	(315,269)	(41,958)	(155,214)	(109,599)	(8,498)
Currency derivative
In	—	835,459	58,806	187,514	589,139	—
Out	159,819	(1,017,589)	(90,525)	(220,701)	(706,363)	—

Total	456,257	(497,400)	(73,678)	(188,401)	(226,823)	(8,498)

Total	29,836,530	(31,542,412)	(12,923,485)	(10,818,611)	(5,913,123)	(1,887,194)

As of March 31, 2024
	Yen in millions
			Maturities
	Book value	Contractual cash flows	Within 1 year	Between 1 and 3 years	Between 3 and 5 years	Later than 5 years

Non-derivative financial liabilities
Short-term debt	1,387,832	(1,398,947)	(1,398,947)	—	—	—
Commercial paper	4,100,127	(4,222,660)	(4,222,660)	—	—	—
Long-term debt	30,611,253	(33,286,908)	(10,862,374)	(13,051,900)	(6,770,969)	(2,601,665)
Lease liabilities	462,568	(517,763)	(83,145)	(115,664)	(74,847)	(244,107)

Total	36,561,780	(39,426,278)	(16,567,126)	(13,167,564)	(6,845,816)	(2,845,772)

Derivative financial liabilities
Interest derivative	238,503	(237,685)	(74,298)	(103,424)	(54,923)	(5,040)
Currency derivative
In	—	1,127,763	150,390	433,343	362,638	181,391
Out	193,686	(1,370,175)	(222,251)	(519,535)	(427,529)	(200,860)

Total	432,189	(480,098)	(146,158)	(189,617)	(119,815)	(24,508)

Total	36,993,969	(39,906,376)	(16,713,284)	(13,357,180)	(6,965,631)	(2,870,280)

As described above, Toyota raises funds through the issuance of medium-term notes, corporate bonds, and commercial paper. These funding mechanisms comply with the regulations of each respective country, and Toyota qualifies as an eligible issuer. Depending on the individual debt registration statement, this allows us to issue medium-term notes without a predetermined issuance limit, or to raise funds within a specified issuance limit.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The unused amount of funding with established issuance limits is as follows:

	Yen in millions
	March 31,
	2023	2024
Medium-term notes	5,215,965	4,837,619
Corporate bonds	1,162,511	1,639,953
Commercial paper	1,153,342	1,241,053

Total	7,531,818	7,718,625

As of March 31, 2023 and 2024, Toyota has unused
amounts
of commitment lines from financial institutions
of
¥4,541,233 million and ¥5,507,761 million, respectively.
As of March 31, 2023 and 2024,
the
balance of credit limits and other non-contractual credit facilities with major banks is ¥104,000 million and ¥47,000 million, respectively.
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
cash flows on VaR-integrated foreign currency positions (including derivatives) for the years ended March 31, 2023 and 2024 is as follows:

	Yen in millions
	VaR
	Year-end	Average	Maximum	Minimum
For the year ended March 31, 2023	381,600	393,175	418,900	369,800
For the year ended March 31, 2024	411,300	403,025	413,800	389,000
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sensitivity analysis

of Toyota’s interest rate risk associated with holding financial instruments if the interest rate increases by
1
% is as follows. In this analysis, all other variables are assumed to be constant.

	Yen in millions
	For the years ended March 31,
	2023	2024
Impact on income before income taxes	(42,476)	(49,799)
Impact on other comprehensive income, before tax effect	(238,820)	(221,420)
(6) Market price fluctuation risk
Toyota is exposed to risks arising from increased costs due to commodity price fluctuations, such as iron and steel, precious metals and non-ferrous
alloys used in the manufacture of automobiles. Toyota controls the price risk associated with the purchase of those commodities by maintaining inventory at the minimum level.
Toyota is exposed to stock price fluctuation risk because it owns shares of companies that have business relationships mainly for promoting smooth business activities. Toyota periodically reviews the fair values and financial situations of the business partner companies and, taking into consideration the relationship with them, continually reviews the holding status. The impact on other comprehensive income, before tax effect when the declared price of equity financial assets (shares) in active markets changes by 10% for the year ended March 31, 2023, and 2024 is ¥321,472 million and ¥364,120 million, respectively.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Fair value and gain and losses of derivatives
The fair values of the derivatives as of March 31, 2023 and 2024 are as follows:

	Yen in millions
	March 31,
	2023	2024
Derivative assets
Derivative financial instruments not designated as hedging instruments:
Interest rate and currency swap
Current assets
- Other financial assets	163,777	180,657
Non-current assets
- Other financial assets	404,593	355,245

Total	568,371	535,901

Foreign exchange forward and option contracts
Current assets
- Other financial assets	41,969	17,006
Non-current assets
- Other financial assets	—	14

Total	41,969	17,019

Total derivative assets	610,340	552,921

	Yen in millions
	March 31,
	2023	2024
Derivative financial liabilities
Derivative financial instruments not designated as hedging instruments:
Interest rate and currency swap
Current liabilities
- Other financial liabilities	(47,044)	(91,120)
Non-current liabilities
- Other financial liabilities	(383,184)	(286,396)

Total	(430,228)	(377,516)

Foreign exchange forward and option contracts
Current liabilities
- Other financial liabilities	(26,029)	(54,086)
Non-current liabilities
- Other financial liabilities	—	(588)

Total	(26,029)	(54,673)

Total derivative liabilities	(456,257)	(432,189)

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of underlying notional of derivatives as of March 31, 2023 and 2024 are as follows:

	Yen in millions
	March 31,
	2023	2024
Derivative financial instruments not designated as hedging instruments:
Interest rate and currency swap	25,999,796	31,825,306
Foreign exchange forward and option contracts	3,176,566	4,217,529

Total	29,176,362	36,042,835

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.
The gain (loss) on derivative transactions as of March 31, 2022, 2023 and 2024 were ¥773 million, ¥(129,782) million and ¥(267,190) million, respectively. The amounts are included in cost of financial services and foreign exchange gain (loss), net.
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
The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of March 31, 2023 and 2024 is ¥12,623 million and ¥13,166 million, respectively. The aggregate fair value amount of assets that are already posted as cash collateral as of March 31, 2023 and 2024 is ¥111,249 million and ¥98,840 million, respectively. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥13,166 million as of March 31, 2024. See Note 22 for details.
21.
Fair value measurement
s
(1) Definition of fair value hierarchy
In accordance with IFRS Accounting Standards, Toyota classifies fair value measurement into the following three levels based on the observability and significance of the inputs used.

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
(iv) Other financial assets -
(Public and corporate bonds)
Public and corporate bonds include government bonds. Japanese bonds and foreign bonds, including U.S., European and other bonds, represent 30% and 70% (as of March 31, 2023) and 29% and 71% (as of March 31, 2024) of public and corporate bonds, respectively. Toyota primarily uses quoted market prices for identical assets to measure the fair value of these securities.
(Stocks)
Listed stocks on the Japanese stock markets represent 86% (as of March 31, 2023) and 85% (as of March 31, 2024) of stocks that Toyota holds. Toyota primarily uses quoted market prices for identical assets to measure fair value of these securities. Therefore, stocks with an active market are classified as Level 1.
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

	Yen in millions
	March 31, 2023
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	98,458	88,989	6,369	193,816
Stocks	—	—	168,214	168,214
Derivative financial instruments	—	610,340	—	610,340
Other	334,071	161,981	—	496,052

Total	432,529	861,310	174,583	1,468,422

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	3,976,333	2,405,823	26,963	6,409,119
Stocks	3,214,720	—	199,060	3,413,780
Other	7,838	—	—	7,838

Total	7,198,891	2,405,823	226,023	9,830,736

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(456,257)	—	(456,257)

Total	—	(456,257)	—	(456,257)

	Yen in millions
	March 31, 2024
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	105,367	106,169	10,208	221,743
Stocks	—	—	212,393	212,393
Derivative financial instruments	—	552,921	—	552,921
Other . . . . . . . . . . . . . . . . . . . . . . . .	288,071	265,103	—	553,174

Total . . . . . . . . . . . . . . . . . . . .	393,438	924,193	222,601	1,540,232

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	4,245,238	4,013,583	20,962	8,279,783
Stocks	3,641,197	—	188,696	3,829,893
Other . . . . . . . . . . . . . . . . . . . . . . . .	11,537	—	—	11,537

Total . . . . . . . . . . . . . . . . . . . .	7,897,972	4,013,583	209,658	12,121,213

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(432,189)	—	(432,189)

Total . . . . . . . . . . . . . . . . . . . .	—	(432,189)	—	(432,189)

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4) Changes in financial instruments classified as Level 3 and measured at fair value on recurring basis
The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended March 31, 2023 and 2024:

	Yen in millions
	For the year ended March 31, 2023
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	21,852	319,294	—	341,146
Total gains (losses)
Net income (loss)	(71)	9,551	—	9,481
Other comprehensive income (loss)	—	(10,881)	—	(10,881)
Purchases and issuances	—	15,999	—	15,999
Sales and settlements	(3,716)	(14,055)	—	(17,771)
Transfer to (from) Level 3	5,471	(1,639)	—	3,832
Others	9,795	49,004	—	58,800

Balance at end of year	33,332	367,274	—	400,606

Unrealized gains or losses included in profit or loss on assets held at March 31	(63)	9,551	—	9,489

Total	(63)	9,551	—	9,489

	Yen in millions
	For the year ended March 31, 2024
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	33,332	367,274	—	400,606
Total gains (losses)
Net income (loss)	28	22,254	—	22,282
Other comprehensive income (loss)	—	(6,803)	—	(6,803)
Purchases and issuances	4,910	27,768	—	32,678
Sales and settlements	(6,155)	(971)	—	(7,126)
Transfer to (from) Level 3	21	—	—	21
Others	(967)	(8,432)	—	(9,399)

Balance at end of year	31,170	401,089	—	432,259

Unrealized gains or losses included in profit or loss on assets held at March 31	(40)	22,254	—	22,214

Total	(40)	22,254	—	22,214

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Others” includes foreign currency translation adjustments for the year ended March 31, 2023 and 2024.
(5) Financial assets and liabilities measured at amortized cost
The following table summarizes the carrying amount and the fair value of financial assets and liabilities measured on an amortized cost basis:

	Yen in millions
	March 31, 2023
		Fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Receivables related to financial services	24,770,851	—	—	24,741,916	24,741,916
Interest-bearing liabilities
Long-term debt (Including current portion)	24,333,981	—	18,598,205	5,149,410	23,747,616

	Yen in millions
	March 31, 2024
		Fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Receivables related to financial services	31,694,359	—	—	31,787,879	31,787,879
Interest-bearing liabilities
Long-term debt (Including current portion)	30,611,253	—	23,941,863	6,261,858	30,203,722
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2024
	Gross amounts of recognized financial assets and financial liabilities	Amounts not offset		Net amount
		Financial instruments	Collateral of financial instruments
Other financial assets Derivatives	552,921	(94,647)	(130,363)	327,911
Other financial liabilities Derivatives	432,189	(94,647)	(52,497)	285,045
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
(2) Defined benefit obligations and plan assets
The changes in present value of defined benefit obligations and fair value of plan assets are as follows:

	Yen in millions
	For the years ended March 31,
	2023		2024
	Japanese plans	Foreign plans	Japanese plans	Foreign plans

Present value of defined benefit obligations:
Benefit obligations at beginning of year	2,077,151	1,487,644	1,964,655	1,423,263
Current service cost	87,452	55,000	80,133	45,581
Interest cost	14,816	57,079	21,666	73,014
Remeasurements:
Changes in demographic assumptions	2,707	30,743	850	1,337
Changes in financial assumptions	(120,279)	(258,990)	(74,816)	(16,818)
Other	(9,673)	18,248	(2,926)	2,222
Past service cost	(1,419)	3,405	418	(18)
Plan participants’ contributions	1,523	3,575	1,143	3,835
Benefits paid	(87,624)	(60,614)	(90,283)	(64,789)
Effect of changes in exchange rates and other	—	87,173	(2,501)	183,389

Benefit obligations at end of year	1,964,655	1,423,263	1,898,339	1,651,016

Fair value of plan assets:
Plan assets at beginning of year	1,844,819	1,224,656	1,840,586	1,109,394
Interest income	13,576	48,386	21,377	73,033
Remeasurement
Actual return on plan assets, excluding interest income	(8,619)	(216,474)	266,101	(30,407)
Employer contributions	32,682	16,421	47,459	18,252
Plan participants’ contributions	1,523	3,575	1,143	3,835
Benefits paid	(43,397)	(34,017)	(47,610)	(34,845)
Effect of changes in exchange rates and other	—	66,849	(579)	145,656

Plan assets at end of year	1,840,586	1,109,394	2,128,476	1,284,918

The impact of minimum funding requirement and asset ceiling	—	—	268,228	—

Net defined benefit liability (asset)	124,069	313,869	38,092	366,098

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The funded defined benefit obligations and the unfunded defined benefit obligations are as follows:

	Yen in millions
	March 31,
	2023		2024
	Japanese plans	Foreign plans	Japanese plans	Foreign plans

Funded defined benefit obligations	1,466,825	1,076,433	1,415,507	1,250,773
Plan assets	(1,840,586)	(1,109,394)	(2,128,476)	(1,284,918)
The impact of minimum funding requirement and asset ceiling	—	—	268,228	—

Subtotal	(373,761)	(32,961)	(444,741)	(34,145)

Unfunded defined benefit obligations	497,830	346,830	482,833	400,243

Total	124,069	313,869	38,092	366,098

The net defined benefit liability (asset) recognized in the consolidated statement of financial position are comprised of the following:

	Yen in millions
	March 31,
	2023		2024
	Japanese plans	Foreign plans	Japanese plans	Foreign plans

Retirement benefit liabilities	642,774	422,734	597,641	480,320
Other non-current assets (Retirement benefit assets)	(518,705)	(108,865)	(559,550)	(114,222)

Net amount recognized	124,069	313,869	38,092	366,098

(3) The major items of actuarial assumption
The weighted-average discount rates used to determine the present value of defined benefit obligations are as follows:

	March 31,
	2023		2024
	Japanese plans	Foreign plans	Japanese plans	Foreign plans

Discount rate	1.1%	5.0%	1.4%	5.2%
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the fair value of classes of plan assets.

	Yen in millions
	March 31, 2023
	Japanese plans			Foreign plans
	Quoted prices in active markets		Total	Quoted prices in active markets		Total
	Available	Not available		Available	Not available

Stocks	440,946	—	440,946	177,564	—	177,564
Government bonds	108,570	15	108,585	121,568	—	121,568
Bonds (other)	—	84,234	84,234	—	185,395	185,395
Commingled funds	—	492,915	492,915	—	394,228	394,228
Insurance contracts	—	209,261	209,261	—	—	—
Other	295,452	209,193	504,645	14,520	216,118	230,638

Total	844,968	995,618	1,840,586	313,652	795,742	1,109,394

	Yen in millions
	March 31, 2024
	Japanese plans			Foreign plans
	Quoted prices in active markets		Total	Quoted prices in active markets		Total
	Available	Not available		Available	Not available

Stocks	604,210	—	604,210	151,669	—	151,669
Government bonds	135,912	3	135,915	278,982	—	278,982
Bonds (other)	—	92,568	92,568	—	271,917	271,917
Commingled funds	—	521,388	521,388	—	399,742	399,742
Insurance contracts	—	236,216	236,216	—	—	—
Other . . . . . . . . . . . . . . . . . . . . . . .	288,891	249,288	538,180	17,899	164,708	182,607

Total . . . . . . . . . . . . . . . . . . .	1,029,013	1,099,463	2,128,476	448,550	836,367	1,284,918

“Other” consists of cash equivalents, other private placement investment funds and other assets.
(5) The impact of minimum funding requirement and asset ceiling
The impact of minimum funding requirement and asset ceiling is as follows:

	Yen in millions
	For the years ended March 31,
	2023		2024
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Beginning balance of the fiscal year	—	—	—	—
Interest income	—	—	—	—
Remeasurements:
Change in asset ceiling excluding interest income	—	—	268,228	—
Translation adjustments	—	—	—	—

Ending balance of the fiscal year	—	—	268,228	—

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6) The sensitivity analysis
The following table illustrates the effects on defined benefit obligations of the change in weighted-average discount rates, assuming all other assumptions are consistent.

	Yen in millions
	March 31,
	2023		2024
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
0.5% decrease	153,466	237,478	144,307	119,443
0.5% increase	(131,275)	(234,242)	(118,737)	(113,734)
(7) Impact on future cash flow
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
In the following year (the year ending March 31, 2025), Toyota expects to contribute ¥45,860 million for Japanese plans and ¥16,493 million for Foreign plans to the post-employment benefit plans.
The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Yen in millions
Years ending March 31,	Japanese plans	Foreign plans

2025	87,572	69,611
2026	89,462	75,552
2027	92,801	80,562
2028	97,610	86,599
2029	95,501	90,578
From 2030 to 2034	462,384	508,984

Total	925,330	911,886

(8) Benefit obligations for
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(9) Payroll expenses
Payroll expenses included in “Cost of products sold” and “Selling, general and administrative” in the consolidated statement of income (including expenses for post-employment benefit plans) for the years ended March 31, 2022, 2023 and 2024 are ¥3,550,882 million, ¥3,985,518 million and ¥4,385,112 million, respectively.
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
The net change in liabilities for quality assurance above for the years ended March 31, 2022, 2023 and 2024 consist of the following:

	Yen in millions
	For the years ended March 31,
	2022	2023	2024

Liabilities for quality assurance at beginning of year	1,482,872	1,555,711	1,686,357
Additional provisions	362,180	400,419	489,967
Utilization	(278,094)	(229,623)	(340,872)
Reversals	(32,124)	(59,758)	(37,664)
Other	20,877	19,608	38,526

Liabilities for quality assurance at end of year	1,555,711	1,686,357	1,836,314

“Other” primarily includes the impact of currency translation adjustments and the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest.
The table below shows the net changes in liabilities for recalls and other safety measures which are comprised in liabilities for quality assurance above for the years ended March 31, 2022, 2023 and 2024.

	Yen in millions
	For the years ended March 31,
	2022	2023	2024
Liabilities for recalls and other safety measures at beginning of year	1,093,689	1,171,213	1,194,156
Additional provisions	245,542	231,874	288,278
Utilization	(165,482)	(178,124)	(188,902)
Reversals	(9,389)	(35,643)	(31,248)
Other	6,853	4,836	9,406

Liabilities for recalls and other safety measures at end of year	1,171,213	1,194,156	1,271,690

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The amount of Toyota Motor Corporation shareholder’s equity and short-term and long-term debt are as follows:

	Yen in millions
	March 31,
	2023	2024
Toyota Motor Corporation Shareholders’ equity	28,338,706	34,220,991
Short-term and long-term debt	29,380,273	36,561,780
(2) Number of shares
As of March 31, 2022, 2023 and 2024, the total number of authorized shares of TMC’s common stock was 50,000,000,000.
The changes in the shares of common stock issued are as follows:

	For the years ended March 31,
	2022	2023	2024
Common stock issued:
Balance at beginning of year	3,262,997,492	16,314,987,460	16,314,987,460
Changes during the year	13,051,989,968	—	—

Balance at end of year	16,314,987,460	16,314,987,460	16,314,987,460

The common stock issued by TMC is a
no-parity
stock without any limitations on the content of the rights, and the issued stock is fully paid.
On October 1, 2021, TMC effected a
five-for-one
stock split of its common stock to shareholders. The total number of authorized shares of TMC’s common stock and common stock issued was increased by 40,000,000,000 and 13,051,989,968, respectively.
The total number of treasury stock was 2,536,685,916, 2,749,807,731 and 2,840,815,433 as of March 31, 2022, 2023 and 2024, respectively.
(3) Capital surplus and retained earnings
Capital surplus consists of capital reserves and other capital surplus. Retained earnings consist of retained earnings reserve and other retained earnings. The Companies Act of Japan provides that an amount equal to 10% of distributions from surplus paid by TMC and its Japanese subsidiaries be appropriated as a capital reserve or a

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

retained earnings reserve. No further appropriations are required when the total amount of the capital reserve and the retained earnings reserve reaches
25
% of stated capital. The Companies Act provides that the retained earnings reserve of TMC and its Japanese subsidiaries is restricted and unable to be used for dividend payments, and is excluded from the calculation of the profit available for dividend.
The amounts
 of statutory retained earnings of TMC available for dividend payments to shareholders were ¥
13,434,394
 million and ¥
16,723,895
 million as of March 31, 2023 and 2024, respectively. In accordance with customary practice in Japan, the distributions from surplus are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained.
Retained earnings at March 31, 2024 include ¥3,686,124 million relating to equity in undistributed earnings of associates and joint ventures.
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
For the year ended March 31, 2024
Repurchase of treasury stock
1) Repurchasing of treasury stock resolved at the Board of Directors meeting held on May 10, 2023
Reason for repurchasing treasury stock -
The repurchase was made to promote capital efficiency by repurchasing flexibly its common stock than before while comprehensively considering factors such as the price level of its common stock.
Details of matters relating to repurchase -

Number of common shares repurchased	64,590,700 shares
Total purchase price for repurchase of shares	¥150,000 million
2) Repurchasing of treasury stock resolved at the Board of Directors meeting held on November 1, 2023
Reason for repurchasing treasury stock -
The repurchase was made to promote capital efficiency by repurchasing flexibly its common stock than before while comprehensively considering factors such as the price level of its common stock.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details of matters relating to repurchase -

Number of common shares repurchased	26,880,600 shares
Total purchase price for repurchase of shares	¥81,037 million
(5) Other components of equity
Other components of equity are as follows:

	Yen in millions
	Net changes in revaluation of financial assets measured at fair value through other comprehensive income	Remeasurements of defined benefit plans	Exchange differences on translating foreign operations	Total

Balance at April 01, 2021	1,295,351	—	12,375	1,307,726

Other comprehensive income, net of tax	(103,131)	151,243	1,095,017	1,143,129
Reclassification to retained earnings	(59,110)	(149,602)	—	(208,712)
Other comprehensive income for the period attributable to non-controlling interests	1,561	(1,640)	(38,810)	(38,889)

Balance at March 31, 2022	1,134,671	—	1,068,583	2,203,254

Other comprehensive income, net of tax	(105,435)	82,020	851,129	827,713
Reclassification to retained earnings	(94,233)	(72,598)	—	(166,831)
Other comprehensive income for the period attributable to non-controlling interests	(1,300)	(9,422)	(17,219)	(27,941)

Balance at March 31, 2023	933,702	—	1,902,493	2,836,195

Other comprehensive income, net of tax	716,048	56,434	1,344,621	2,117,103
Reclassification to retained earnings	(341,709)	(45,625)	—	(387,334)
Other comprehensive income for the period attributable to non-controlling interests	(7,186)	(10,809)	(44,213)	(62,208)

Balance at March 31, 2024	1,300,855	—	3,202,901	4,503,756

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2024
	Before tax	Tax effect	After tax

Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Amount incurred during the year	806,365	(248,826)	557,539

Net changes	806,365	(248,826)	557,539

Remeasurements of defined benefit plans
Amount incurred during the year	57,616	(11,289)	46,328

Net changes	57,616	(11,289)	46,328

Shares of other comprehensive income of equity method investees
Amount incurred during the year	156,118	—	156,118

Net changes	156,118	—	156,118

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations
Amount incurred during the year	1,178,875	—	1,178,875
Reclassification to profit (loss)	—	—	—

Net changes	1,178,875	—	1,178,875

Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Amount incurred during the year	33,256	(10,459)	22,797
Reclassification to profit (loss)	(15,267)	4,717	(10,550)

Net changes	17,989	(5,742)	12,247

Shares of other comprehensive income of equity method investees
Amount incurred during the year	182,576	—	182,576
Reclassification to profit (loss)	(16,579)	—	(16,579)

Net changes	165,996	—	165,996

Total other comprehensive income	2,382,959	(265,856)	2,117,103

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
On October 1, 2021, TMC effected a
five-for-one
stock split of its common stock to shareholders. “Dividend per share” presents the amount prior to the stock split.

For the year ended March 31, 2023

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date

The Board of Directors Meeting on May 11, 2022	Common shares	385,792	28.00	March 31, 2022	May 27, 2022

The Board of Directors Meeting on November 1, 2022	Common shares	342,187	25.00	September 30, 2022	November 22, 2022
For the year ended March 31, 2024

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date

The Board of Directors Meeting on May 10, 2023	Common shares	474,781	35.00	March 31, 2023	May 26, 2023

The Board of Directors Meeting on November 1, 2023	Common shares	405,416	30.00	September 30, 2023	November 22, 2023

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividends of which record date falls within the year ended March 31, and effective date is after the year ended March 31 are as follows:
For the year ended March 31, 2024

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date

The Board of Directors Meeting on May 8, 2024	Common shares	606,338	45.00	March 31, 2024	May 24, 2024
26. Sales revenues
(1) Summary by business segments and products
The table below shows Toyota’s sales revenues from external customers by business and by product category.

	Yen in millions
	For the years ended March 31
	2022	2023	2024
Sales of products
Automotive
Vehicles	23,739,442	28,394,256	35,249,865
Parts and components for production	1,504,215	1,710,422	1,596,111
Parts and components for after service	2,407,143	2,866,196	3,166,586
Other	881,193	805,995	1,068,169

Total automotive	28,531,993	33,776,870	41,080,731
All other	541,436	590,749	567,399

Total sales of products	29,073,428	34,367,619	41,648,130
Financial services	2,306,079	2,786,679	3,447,195

Total sales revenues	31,379,507	37,154,298	45,095,325

The majority of sales of products are revenues recognized from contracts with customers under IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”), and receivables related to such revenues are recognized as “Trade accounts and other receivables”.
The breakdown of income from leases included in financial service revenues is as follows:

	Yen in millions
	For the years ended March 31,
	2022	2023	2024
Finance leases
Financial income related to net lease investment	134,512	164,820	208,257
Operating leases	1,093,545	1,169,018	1,207,719

Total	1,228,057	1,333,838	1,415,975

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial service revenues other than income from leases mainly consist of interest income using the effective interest method. The amount of interest income using the effective interest method is not significant.
For the years ended March 31, 2022, 2023 and 2024 ¥138,718 million, ¥166,220 million and ¥187,035 million of financial service revenues were accounted for under IFRS 15.
(2) Contract liabilities
Contract liabilities consist of the following:

	Yen in millions
	April 1, 2022	March 31,
		2023	2024

Contract liabilities	989,959	1,068,212	1,392,390
Contract liabilities are primarily related to advances received from customers. Contract liabilities are included in “Other current liabilities” and “Other non-current
liabilities” in the consolidated statement of financial position. For the year ended March 31, 2023 and 2024, the amounts transferred from contract liabilities at the beginning of the fiscal year to sales revenue were ¥529,016 million and ¥577,917 million, respectively.
(3) Performance obligations
The aggregate amounts of transaction prices allocated to unsatisfied performance obligations related to contracts that have original expected durations in excess of one year were ¥834,624 million and ¥1,038,630 million as of March 31, 2023 and 2024, respectively. The main contents of unsatisfied performance obligations are insurance revenues and maintenance revenues.
For insurance revenues, Toyota receives payment agreed upon in the contract at the inception of the contract, and revenue is recognized over the term of the contract, which ranges from three
to 120 months. As of March 31, 2023, the unsatisfied performance obligations related to insurance revenues were ¥352,239 million, and Toyota expected to recognize as revenue ¥101,392 million in fiscal 2024, and ¥250,847 million thereafter. As of March 31, 2024, the unsatisfied performance obligations related to insurance revenues were ¥433,218 million, and Toyota expects to recognize as revenue ¥125,303 million in fiscal 2025, and ¥307,914 million thereafter.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27. Research and development cost
Research and development costs consist of the following:

	Yen in millions
	For the years ended March 31,
	2022	2023	2024
Research and development expenditures incurred during the year	1,124,262	1,241,686	1,202,373
Amount capitalized	(200,512)	(181,634)	(124,788)
Amortization of capitalized development costs	167,926	164,512	160,686

Total	1,091,675	1,224,564	1,238,271

28. Other finance income and costs
Other finance income and costs consist of the following:

	Yen in millions
	For the years ended March 31,
	2022	2023	2024

Other finance income
Interest income
Financial assets measured at amortized cost	16,920	101,737	289,035
Financial assets measured at fair value through other comprehensive income	84,592	132,365	165,653
Dividend income
Financial assets measured at fair value through other comprehensive income	94,833	109,308	127,178
Other	138,416	35,939	165,370

Total	334,760	379,350	747,236

Other finance costs
Interest expense
Financial liabilities measured at amortized cost	(32,458)	(47,356)	(64,733)
Other	(11,539)	(77,757)	(38,975)

Total	(43,997)	(125,113)	(103,709)

The increase in “Other finance income—Other” was due mainly to an increase during fiscal 2024 in profit on sales of securities.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29. Earnings per share
Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted-average common shares	Earnings per share attributable to Toyota Motor Corporation

For the year ended March 31, 2022
Net income attributable to Toyota Motor Corporation	2,850,110

Basic earnings per share attributable to Toyota Motor Corporation	2,850,110	13,887,348	205.23
Effect of dilutive securities
Model AA Class Shares	23	311

Diluted earnings per share attributable to Toyota Motor Corporation	2,850,132	13,887,659	205.23

For the year ended March 31, 2023
Net income attributable to Toyota Motor Corporation	2,451,318

Basic earnings per share attributable to Toyota Motor Corporation	2,451,318	13,658,382	179.47
Effect of dilutive securities
Model AA Class Shares	—	—

Diluted earnings per share attributable to Toyota Motor Corporation	2,451,318	13,658,382	179.47

For the year ended March 31, 2024
Net income attributable to Toyota Motor Corporation	4,944,933

Basic earnings per share attributable to Toyota Motor Corporation	4,944,933	13,512,848	365.94
Effect of dilutive securities
Model AA Class Shares	—	—

Diluted earnings per share attributable to Toyota Motor Corporation	4,944,933	13,512,848	365.94

In addition to the disclosure requirements under IFRS Accounting Standards, Toyota discloses the information below in order to provide financial statements users with valuable information.

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

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation shareholders’ equity	Common shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share

As of March 31, 2023	28,338,706	13,565,180	2,089.08
As of March 31, 2024	34,220,991	13,474,172	2,539.75
“Diluted earnings per share attributable to Toyota Motor Corporation” equals “Basic earnings per share attributable to Toyota Motor Corporation” for the years ended March 31, 2023 and 2024, because there were no potential dilutive shares during such periods.
30. Contractual commitments and contingent liabilities
(1) Contractual commitments
Contractual commitments relating to purchase of property, plant and equipment, other assets, and services are ¥522,336 million

and
 ¥4,712,085 million as of March 31, 2023 and 2024.
(2) Guarantees
Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and as of March 31, 2024, range from 1 month to 8 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payment.
The maximum potential amount of future payments are ¥3,600,631 million and ¥3,310,990 million as of March 31, 2023 and 2024. Liabilities for guarantees totaling ¥16,759 million and ¥11,851 million have been provided as of March 31, 2023 and 2024. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.
(3) Market treatment such as recalls, damages and lawsuits
Toyota and other automakers have been named in certain class actions. The actions against Toyota in Brazil and Argentina are being litigated.
Toyota is named as a defendant in an economic loss class action lawsuit in Australia in which damages are claimed on the basis that diesel particulate filters in certain vehicle models are defective. Toyota received an unfavorable judgment both in the court of first instance on April 7, 2022 and in the appeal court on March 27, 2023. The judgments included a finding that there was a perceived reduction in vehicle value of certain vehicle models. Toyota disagrees with the judgments and has filed an application for a further appeal. Other claims of economic loss in this class action lawsuit continue to be litigated at the court of first instance. In estimating the provision Toyota should record in the consolidated financial statements as a result of the aforementioned

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

judgments, Toyota has considered various factors including the legal and factual circumstances of the case, the contents of the judgements, and the views of legal counsel. The currently estimated probable economic outflow related to the class action is immaterial to Toyota’s consolidated financial position, results of operations and cash flows. At this stage, however, the final outcome and therefore ultimate financial liability for Toyota on account of this matter cannot be predicted with certainty.
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
TMC has a concentration of labor supply in employees working under collective bargaining agreements and a substantial portion of these employees are working under the agreement that will expire on August 31, 2024.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Related to securitization transactions, ¥5,037,203 million and ¥6,257,786 million receivables related to financial services, ¥5,245,195 million and ¥6,371,509 million secured debt were included in Toyota’s consolidated financial statements as of March 31, 2023 and 2024, respectively.

(ii)	Unconsolidated structured entities
Other investment trusts and other special purpose entities are instructed based on contractual arrangements, and are designed so that voting or similar rights are not the dominant factor in deciding who controls the entities. The trusts and the special purpose entities are defined as structured entities but are determined that Toyota lacks the power to direct the activities of these investments that most significantly impact the trust’s economic performance and, therefore does not consolidate the investment trusts and the special purpose entities. Investments in the investment trusts and the special purpose entities are held at fair value and are included in “Other financial assets” in the consolidated statement of financial position. The maximum exposure to loss is limited to the carrying value of its investment. The carrying value of the trusts totaled ¥17,217 million and ¥92,875 million as of March 31, 2023 and 2024, respectively. The carrying value of the special purpose entities totaled ¥784,826 million and ¥1,911,621 million as of March 31, 2023 and 2024, respectively. Toyota does not provide support that is not contractually required to the investments.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32. Related party transactions
(1) Transactions with associates and joint ventures
The balances and turnover of receivables and payables with associates and joint ventures accounted for under the equity method are as follows:

	Yen in millions
	March 31,
	2023	2024
Trade accounts and other receivables
Associates	447,400	464,728
Joint ventures	85,275	145,077

Total	532,674	609,805

Trade accounts and other payables
Associates	1,459,209	1,423,147
Joint ventures	695	9,668

Total	1,459,904	1,432,815

	Yen in millions
	For the years ended March 31,
	2022	2023	2024
Sales revenues
Associates	1,948,681	2,821,963	3,137,067
Joint ventures	413,703	722,278	662,202

Total	2,362,384	3,544,240	3,799,268

Cost of products sold (purchases)
Associates	7,946,788	9,891,804	12,426,770
Joint ventures	308	59,703	75,042

Total	7,947,095	9,951,507	12,501,811

Dividends from associates and joint ventures accounted for under the equity method are ¥349,632 million and ¥460,008 million for the years ended March 31, 2023 and 2024, respectively. In addition, Toyota does not engage in transactions with associates and joint ventures outside of the normal course of business.
(2) Transactions with other related parties
For the year ended March 31, 2024, TMC acquired shares of TMC’s consolidated subsidiary, Woven by Toyota, Inc., from Akio Toyoda, Chairman of the Board of Directors of TMC, for a total acquisition price of ¥
5,169
million.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Compensation of key management
The compensation for the directors and audit & supervisory board members of TMC is as follows:

	Yen in millions
	For the years ended March 31,
	2022	2023	2024

Base compensation	1,083	1,226	1,107
Bonus	196	397	1,054
Share compensation	772	808	1,862

Total	2,051	2,430	4,024

33. Supplemental cash flow information
“Other, net” in cash flows from investing activities includes a net decrease in time deposits of ¥307,970 million and a net increase in time deposits of ¥1,395,707 million for the year ended March 31, 2023 and 2024, respectively.
34. Significant subsequent events
Repurchase of shares -
At the Meeting of the Board of Directors held on May 8, 2024, TMC resolved to repurchase its common shares pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied to Article 165, Paragraph 3 of the Companies Act, as set forth below.
Reason for repurchasing shares
TMC will flexibly repurchase its common stock while considering factors such as the price level of its common stock. In addition, TMC will use such means to respond to requests for the sale of its own shares as needed in the future.
Details of matters relating to repurchase

Class of stock to be repurchased	Common stock of TMC
Number of shares to be repurchased	410,000,000 shares (maximum)
Total purchase price for repurchase of shares	¥1,000,000 million (maximum)
Period of repurchase	From May 9, 2024 to April 30, 2025
Retirement of treasury stock -
At the Meeting of the Board of Directors held on May 8, 2024, TMC resolved to retire its treasury stock pursuant to Article 178 of the Companies Act. TMC has completed the retirement of treasury stock on May 9, 2024.
Reason for retiring treasury stock
To relieve concerns regarding the dilution of TMC’s share value due to disposition of treasury stock in the future.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details of matters relating to retirement

Class of stock retired	Common stock of TMC
Number of shares retired	520,000,000 shares
Date of retirement	May 9, 2024

ITEM 19. EXHIBITS
Index to Exhibit

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation) (incorporated by reference to Exhibit 1.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022, filed with the SEC on June 23, 2022 (file no. 001-14948))

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation)

1.3	Amended and Restated Regulations of the Audit & Supervisory Board of the Registrant (English translation) (incorporated by reference to Exhibit 1.3 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2023, filed with the SEC on June 30, 2023 (file no. 001-14948))

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation) (incorporated by reference to Exhibit 2.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2021, filed with the SEC on June 24, 2021 (file no. 001-14948))

2.2	Form of Amended and Restated Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 to Toyota’s Registration Statement on Form F-6, filed with the SEC on September 21, 2021 (file no. 333-259683))

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)

2.4	Description of Toyota’s Common Stock (incorporated by reference to “Item 10.B. Memorandum and Articles of Incorporation” of this annual report)

2.5	Description of Toyota’s American Depositary Shares (incorporated by reference to Exhibit 2.5 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022, filed with the SEC on June 23, 2022 (file no. 001-14948))

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its members of the board of directors and operating officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation) (incorporated by reference to Exhibit 11.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2021, filed with the SEC on June 24, 2021 (file no. 001-14948))

12.1	Certifications of the Registrant’s President and Member of the Board, as well as Member of the Board, pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s President and Member of the Board, as well as Member of the Board, pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

19.1	Insider Trading Policy of the Registrant

97.1	Clawback Policy of the Registrant

101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

1
57

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the registrant’s Annual Report on Form 20-F for the year ended March 31, 2024, has been formatted in Inline XBRL

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ Masahiro Yamamoto
Name:	Masahiro Yamamoto
Title:	Chief Officer, Accounting Group
Date: June 25, 2024