Form 20-F
period 2025-03-31
TOYOTA MOTOR CORP/
filed 2025-06-18
CIK 1094517

As filed with the U.S. Securities and Exchange Commission on June 18
, 202
5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: March 31, 2025
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
4
71-857
1,
Japan
(Name, telephone,
e-mail
and/or facsimile number and address of registrant’s contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares* Common Stock**	TM	The New York Stock Exchange

*	Each American Depositary Share representing ten shares of the registrant’s Common Stock.
**	No par value. Not for trading , but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the U.S. Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
13,048,929,774
shares of common stock (including
335,787,795
shares of common stock in the form of American Depositary Shares) as of March 31, 2025
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files):
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
of the Exchange Act): Yes ☐ No ☒

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year referred to. All other references to years refer to the applicable calendar year unless the context otherwise requires. Unless the context otherwise requires or as otherwise expressly stated, references in this prospectus supplement to “TMC” refers to Toyota Motor Corporation, “Toyota,” “we,” “us,” “our” and similar terms refer to Toyota Motor Corporation and its consolidated subsidiaries, as a group, and as of March 31, 2025, “Toyota Group” refers to Toyota Motor Corporation, Toyota Industries Corporation, Aichi Steel Corporation, JTEKT CORPORATION, Toyota Auto Body Co., Ltd., Toyota Tsusho Corporation, AISIN CORPORATION, DENSO Corporation, TOYOTA BOSHOKU CORPORATION, TOYOTA FUDOSAN CO., LTD., TOYOTA CENTRAL R&D LABS., INC., Toyota Motor East Japan, Inc., Toyoda Gosei Co., Ltd., Hino Motors, Ltd., Daihatsu Motor Co., Ltd., Toyota Housing Corporation, Toyota Motor Kyushu, Inc. and Woven by Toyota, Inc, collectively.

Toyota’s consolidated financial statements in this annual report have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”). IFRS Accounting Standards also includes International Accounting Standards (“IASs”) and the related interpretations of the interpretations committees (SIC and IFRIC). As such, we make an explicit and unreserved statement of compliance with IFRS Accounting Standards with respect to our consolidated financial statements as of and for the fiscal years ended March 31, 2023, 2024 and 2025 included in this annual report.

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

(vi) changes in the laws and regulations, as well as other government actions, in the markets in which Toyota operates that affect Toyota’s operations, particularly laws, regulations and government actions relating to vehicle safety including remedial measures such as recalls, environmental protection, vehicle emissions and vehicle fuel economy, and tariffs and other trade policies, as well as current and future litigation and other legal proceedings, government proceedings and investigations;

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

The worldwide automotive market is highly competitive. Toyota faces intense competition from automotive manufacturers in the markets in which it operates. In recent years, competition in the automotive industry has further intensified amidst difficult overall market conditions. In addition, competition is likely to further intensify as technological advances in areas such as Connected, Autonomous / Automated, Shared, and Electric (“CASE”) technologies progress in the worldwide automotive industry, possibly resulting in industry reorganizations. Factors affecting competition include product quality and features, safety, reliability, fuel economy, the amount of time required for innovation and development, pricing, customer service, financing terms and tax credits or other government policies in various countries. Increased competition may lead to lower vehicle unit sales, which may result in a further downward price pressure and adversely affect Toyota’s financial condition, results of operations, cash flows and prospects. Toyota’s ability to adequately respond to the recent rapid changes in the automotive market, particularly shifts in consumer preferences to electrified vehicles, and to maintain its competitiveness will be fundamental to its future success in existing and new markets and to maintain its market share. There can be no assurances that Toyota will be able to compete successfully in the future.

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

Reviewing the world economy for fiscal 2025, the U.S. economy remained resilient, supported by stable employment and income conditions. In China, although the real estate downturn continued to weigh on the economy, fiscal policy measures provided underlying support. As a result, according to our research, the global economy maintained a growth rate of around 3%. Meanwhile, in the automotive market, the pace of growth rate moderated as the pent-up demand that followed the easing of semiconductor supply constraints was largely absorbed. Changes in demand for automobiles are continuing, and it is unclear how this situation will transition in the future. Toyota’s financial condition, results of operations, cash flows and prospects may be adversely affected if the changes in demand for automobiles continue or progress further beyond Toyota’s expectations. In addition, demand has been affected, and may in the future be affected by, factors directly impacting vehicle price or the cost of purchasing and operating vehicles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations (including tariffs, import regulation and other taxes). Volatility in demand may lead to lower vehicle unit sales, which may result in downward price pressure and adversely affect Toyota’s financial condition, results of operations, cash flows and prospects.

Toyota’s future success depends on its ability to offer new, innovative and competitively priced products that meet customer demand on a timely basis.

Meeting customer demand by introducing attractive new vehicles and reducing the amount of time required for product development are critical to automotive manufacturers. In particular, it is critical to meet customer demand with respect to quality, safety, reliability and sustainability. The timely introduction of new vehicle models and vehicle features, at competitive prices, meeting rapidly changing customer preferences and demand is more fundamental to Toyota’s success than ever, as the automotive market is rapidly transforming in light of the changing global economy and technological advances. There is no assurance, however, that Toyota will adequately and appropriately respond to changing customer preferences and demand with respect to quality, safety, reliability, styling, sustainability and other features in a timely manner. Even if Toyota succeeds in perceiving customer preferences and demand, there is no assurance that Toyota will be capable of developing and manufacturing new, price competitive products in a timely manner with its available technology, intellectual property, sources of raw materials and parts and components, and production capacity, including cost reduction capacity. Further, there is no assurance that Toyota will be able to offer new products or implement capital expenditures at the level and times planned by management, including as described in targets or goals that we have disclosed publicly. Toyota’s inability to develop and offer products that meet customers’ preferences and demand with respect to quality, safety, reliability, styling, sustainability and other features in a timely manner could result in a lower market share and reduced sales volumes and margins, and may adversely affect Toyota’s financial condition, results of operations, cash flows and prospects.

Toyota’s ability to market and distribute effectively is an integral part of Toyota’s successful sales.

Toyota’s success in the sale of vehicles depends on its ability to market and distribute effectively based on distribution networks and sales techniques tailored to the needs of its customers. There is no assurance that Toyota will be able to develop sales techniques and distribution networks that effectively adapt to changing customer preferences or changes in the geopolitical and regulatory environment in the major markets in which it operates. Toyota’s inability to maintain well-developed sales techniques and distribution networks may result in decreased sales and market share and may adversely affect its financial condition, results of operations, cash flows and prospects.

Toyota’s success is significantly impacted by its ability to maintain and develop its brand image and reputation.

In the highly competitive automotive industry, it is critical to maintain and develop a brand image and reputation. In order to do so, it is necessary to further increase stakeholders’ confidence by ensuring that Toyota, the Toyota Group and their suppliers thoroughly comply with laws and regulations, provide safe, high-quality products that meet customer preferences and demand, as well as timely and appropriately disseminate information to stakeholders. It is also becoming increasingly important for companies to contribute to sustainability.

However, the Toyota Group may not be able to ensure that it or its suppliers do so in all cases. For instance, at the consolidated subsidiary level, Hino Motors, Ltd. (“Hino”) and Daihatsu Motor Co., Ltd. (“Daihatsu”)

announced vehicle model certification issues in March 2022 and in April 2023, respectively. In addition, Toyota Motor Corporation investigated certain of its model certification applications as per instructions from the Ministry of Land, Infrastructure, Transport and Tourism of Japan (“MLIT”) on January 26, 2024. Toyota Motor Corporation has confirmed that since 2014 seven models, including some that have already been discontinued, were tested as part of such applications using methods that differed from government standards, and it reported this to the MLIT on May 31, 2024. In July 2024, Toyota Motor Corporation received a correction order from the MLIT regarding its model certification applications. Following on-site investigations, the MLIT indicated eight new cases involving seven vehicles that did not comply with the standards. In August 2024, Toyota Motor Corporation submitted a report on measures to prevent recurrence of such conduct to the MLIT. See “Item 4. Information on the Company — 4.B Business Overview — Selected Initiatives” for further discussion of these and related matters.

In addition, actual or perceived failures on the part of Toyota or its suppliers to contribute to sustainability or to meet certain sustainability-related goals or objectives, including those relating to climate change or the protection of human rights in Toyota’s supply chain, may also harm Toyota’s reputation. Any insufficient measures taken by Toyota, the Toyota Group or their suppliers to maintain and develop Toyota’s brand image and reputation may have an adverse effect on Toyota’s financial condition, results of operations, cash flows and prospects.

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

Irrespective of the number of suppliers, Toyota’s ability to continue to obtain supplies from its suppliers in a timely and cost-effective manner is subject to a number of factors, some of which are not within Toyota’s control. These factors include the ability of Toyota’s suppliers to provide a continued source of supply, and Toyota’s ability to effectively compete and obtain competitive prices from suppliers. Circumstances that may adversely affect such abilities include geopolitical tensions as well as related governmental actions such as economic sanctions and export controls that may be relevant to certain suppliers.

A loss of any single or limited source supplier, or inability to obtain supplies from suppliers in a timely and cost-effective manner, could lead to increased costs or delays or suspensions in Toyota’s production and deliveries, which could have an adverse effect on Toyota’s financial condition, results of operations, cash flows and prospects.

The worldwide financial services industry is highly competitive.

The worldwide financial services industry is highly competitive. Increased competition in automobile financing may lead to decreased margins. A decline in Toyota’s vehicle unit sales, an increase in residual value risk due to lower used vehicle prices, an increase in the ratio of credit losses and increased funding costs are additional factors which may impact Toyota’s financial services operations. If Toyota is unable to adequately respond to the changes and competition in automobile financing, Toyota’s financial services operations may adversely affect its financial condition, results of operations, cash flows and prospects.

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

Despite security measures, Toyota’s digital and information technology networks and systems may be vulnerable to damage, disruptions, shutdowns due to unauthorized access or attacks by hackers, computer viruses, breaches due to unauthorized use, errors or malfeasance by employees and others who have or gain access to the networks and systems Toyota depends on or otherwise uses, service failures or bankruptcy of third parties such as software development or cloud computing vendors, power shortages and outages, and utility failures or other catastrophic events like natural disasters. In particular, cyberattacks or other intentional malfeasance are increasing in terms of intensity, sophistication and frequency, and Toyota has been and expects to continue to be the subject of such attacks. Such attacks have, in some cases, and could again disrupt critical operations, disclose sensitive data, interfere with information services and driving assistance functions in Toyota’s vehicles, and/or give rise to legal claims or proceedings, liability or regulatory penalties under applicable laws, which could have an adverse effect on Toyota’s brand image and its financial condition, results of operations, cash flows and prospects. Moreover, similar attacks on Toyota’s suppliers and business partners have had, and may in the future have, a similar negative impact on Toyota.

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

The physical risks of climate change include both acute, event-driven risks such as those relating to hurricanes, floods and tornadoes, as well as longer-term weather patterns and related effects, such as sustained higher temperatures, sea level rise, drought and increased wildfires. Despite Toyota’s contingency planning, in addition to large-scale disasters due to extreme weather conditions. The increase and intensification of severe weather events such as heat waves is expected to increase the risk of heat stroke and water shortages due to drought. Such severe weather events and other natural conditions have in the past harmed, and may in the future again harm, Toyota’s employees or its facilities and other assets, as well as those of Toyota’s suppliers and other business partners, thereby adversely affecting Toyota’s production, sales or other operational capacities. Large- scale disasters and other events may also adversely affect the financial condition of Toyota’s customers, and thereby demand for its products and services.

Transition risks are those attributable to regulatory, technological and market changes to address the mitigation of, or adaptation to, climate-related risks. For example, Toyota is subject to the risk of changes in customer demand for vehicles due to such factors as changes in laws, regulations and government policies relating to climate change, technological innovation to address climate change, and new entrants into the automobile industry that seek to capitalize on changing market dynamics. Changes in customer demand may pose ancillary risks and challenges, such as Toyota’s having to establish new, or enhance existing, supply networks in order to source the raw materials, parts and components necessary for it to manufacture the products then in demand at desired volumes and at competitive costs. Toyota may incur significant costs and expenses as a result of the materialization of such risks, or in its efforts to mitigate or adapt to such risks. Toyota’s inability to develop and offer products that meet customers’ preferences and demand in a timely manner could result in a lower market share and reduced sales revenues and margins, and may adversely affect Toyota’s financial condition, results of operations cash flows and prospects. For a further discussion of risks associated with climate change, see “Item 4. Information on the Company — 4B. Business Overview — Climate Change-related Disclosures.”

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

In particular, progress toward achieving Toyota’s climate-related targets requires significant investment of resources and management time, as well as further improvement of compliance and risk management systems, internal controls and other internal procedures. Toyota’s ability to achieve its climate-related goals, which are to be pursued over the long-term and are inherently aspirational, is subject to numerous risks and uncertainties, many of which are outside of Toyota’s control, such as changes in environmental and energy regulation and policy, the pace of technological change and innovation, and the actions of Toyota’s customers and competitors. Any failure, or perceived failure, by Toyota to achieve its climate-change related goals, including those set forth in this annual report, could adversely impact its reputation, financial condition, results of operations, cash flows and prospects.

Toyota’s operations are dependent on securing, retaining and developing talented, diverse employees.

Given in particular the rapid changes in its business environment and its efforts to transform into a mobility company, Toyota’s success depends on its ability to continue to recruit, retain and develop talented and diverse employees. However, competition for such employees is intense and if Toyota cannot recruit and retain diverse employees with a high level of expertise and extensive experience as planned, or it is unable to provide its employees with the opportunities, training and resources they need to develop themselves further, it may reduce Toyota’s competitiveness, and its financial condition, results of operations, cash flows and prospects could be adversely affected.

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

Toyota believes that its use of certain derivative financial instruments including foreign exchange forward contracts and interest rate swaps and increased localized production of its products have reduced, but not eliminated, the effects of interest rate and foreign currency exchange rate fluctuations. Nonetheless, a negative impact resulting from fluctuations in foreign currency exchange rates and changes in interest rates may adversely affect Toyota’s financial condition, results of operations, cash flows and prospects. For a further discussion of currency and interest rate fluctuations and the use of derivative financial instruments, see “Item 5. Operating and Financial Review and Prospects — Operating Results — 5.A Operating Results — Overview — Currency Fluctuations,” “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” and notes 19 and 20 to Toyota’s consolidated financial statements.

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

Should the world economy suddenly deteriorate, a number of financial institutions and investors will face difficulties in providing capital to the financial markets at levels corresponding to their own financial capacity, and, as a result, there is a risk that companies may not be able to raise capital under terms that they would expect to receive with their creditworthiness. If Toyota is unable to raise the necessary capital under appropriate conditions on a timely basis, Toyota’s financial condition, results of operations, cash flows and prospects may be adversely affected.

Regulatory, Legal, Political and Other Risks

The automotive industry is subject to various laws, regulations and governmental actions.

The worldwide automotive industry is subject to various laws and regulations. Toyota has incurred significant costs as a result of laws, regulations and governmental actions or in response thereto, and expects to incur such costs in the future. Furthermore, new legislation or regulations or changes in existing legislation or regulations may also subject Toyota to additional costs in the future. If Toyota incurs significant costs related to laws, regulations and governmental actions, Toyota’s financial condition, results of operations, cash flows and prospects may be materially and adversely affected. Such laws, regulations and governmental actions may also limit or restrict Toyota’s businesses or operations, which may also materially and adversely affect its financial condition, results of operations, cash flows and prospects.

For example, Toyota is subject to various laws and regulations related to vehicle safety and environmental matters such as emission levels, fuel economy, noise and pollution. In particular, automotive manufacturers such as Toyota are required to implement safety measures such as recalls for vehicles that do not or may not comply with the safety standards prescribed in laws and regulations. In addition, Toyota may, in order to reassure its customers of the safety of Toyota’s vehicles, decide to voluntarily implement sales suspensions, recalls or other safety measures even if the vehicle complies with the safety standards of relevant laws and regulations. If Toyota launches products that result in safety measures such as recalls (including where parts related to recalls or other measures were procured by Toyota from a third party), Toyota may incur various costs including significant costs for free repairs. The failure to comply with such regulations could result in legal proceedings, recalls, negotiated remedial actions, fines, corrective orders, revocations of government approvals and the imposition of other government sanctions, restricted product offerings, compensatory payments or adverse consequences.

Similarly, many governments also impose tariffs and other trade barriers, taxes and levies, or enact export, price or exchange controls. For example, in 2025, a significant increase in tariffs on exports to the United States, including tariffs specifically related to the automotive industry, were announced together with other changes to U.S. trade policy, and other nations have announced retaliatory tariffs and trade policy changes in response to them. We cannot predict the timing, duration, scope or extent of any future changes to such tariffs and trade policies, or of other tariffs or trade-related actions. In addition, export controls governing components incorporated into certain vehicles also have been enacted. The recently announced tariffs and trade actions have increased the cost of our products and may cause stagnation in demand for them in the future. They have also adversely affected our supply chains and distribution networks, which negatively impacts our production and sales. The effects described above are primarily focused in the United States, but they are not limited to the United States, given our cross-border operations. Should the current situation continue for an extended period, it could potentially negatively impact not only us but other participants in the entire automotive industry as well as related industries, which could in turn further adversely affect our financial condition, results of operations, cash flows and prospects. Furthermore, our efforts to mitigate the impact of such tariffs or trade-related actions may themselves require us to incur costs and dedicate management attention.

Toyota may become subject to various legal proceedings.

Toyota may become subject to legal proceedings in respect of various issues, including issues relating to the topics discussed in “— The automotive industry is subject to various governmental regulations and actions,” as well as product liability and infringement of intellectual property. Toyota may also be subject to legal proceedings brought by its shareholders and governmental proceedings and investigations. Toyota is in fact currently subject to a number of pending legal proceedings and government investigations. A negative outcome in one or more of these pending legal proceedings could adversely affect Toyota’s reputation, brand image, financial condition, results of operations, cash flows and prospects. For a further discussion of governmental regulations, see “Item 4. Information on the Company — 4B. Business Overview — Governmental Regulation, Environmental and Safety Standards” and for legal proceedings, please see “Item 4. Information on the Company — 4B. Business Overview — Legal Proceedings.”

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

ITEM 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

Toyota Motor Corporation is a limited liability, joint-stock company incorporated under the Commercial Code of Japan and continues to exist under the Companies Act of Japan (the “Companies Act”). Toyota commenced operations in 1933 as the automobile division of Toyota Industries Corporation (formerly Toyoda Automatic Loom Works, Ltd., “Toyota Industries”). Toyota became a separate company in August 1937. In 1982, the Toyota Motor Company and Toyota Motor Sales merged into one company, the Toyota Motor Corporation of today. As of March 31, 2025, Toyota operated through 585 consolidated subsidiaries (including structured entities) and 165 associates and joint ventures accounted for by the equity method.

See “Item 4. Information on the Company — 4.B Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures between April 1, 2022 and March 31, 2025 and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

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

Recent Developments

Toyota Industries

On June 3, 2025, TMC, Toyota Industries and TOYOTA FUDOSAN CO., LTD. (“Toyota Fudosan”) announced the intention to conduct a series of transactions are aimed to result in, among other things, Toyota Industries being taken private. Toyota Industries is an equity method associate of TMC; it also owns 9.16% of the outstanding shares of our common stock as of March 31, 2025.

Background

TMC is taking measures to “transform into a mobility company” and aiming to contribute to the development of the mobility industry in Japan and the world through these measures. Mobility involves four perspectives, namely, the movement of people, goods, information, and energy. Among these, TMC is working on the evolution of cars from the perspective of movement of people and is aiming to contribute to the realization of a “mobility society” full of smiles. On the other hand, TMC believes that in order for the Toyota Group to “transform into a mobility company,” it is necessary to focus not only on movement of people but also on movement of goods. TMC believes that Toyota Industries, which engages in the materials handling equipment business within the Toyota Group for development, manufacture, and sale of products and services of wide-ranging domains, from lift trucks to logistics equipment and systems, and which is a leading company regarding the movement of goods, is indispensable for these transformations, and that it is important to further strengthen its competitiveness. In addition, Toyota Group companies have been working to improve capital efficiency by selling shares mutually held among Toyota Group companies and effectively leveraging the funds obtained through the sale, while maintaining the capital ties that have sustained a strong relationship among the group companies. As a result, TMC came to consider that Toyota Industries’ utilizing the Toyota Group’s platforms (such as network, business, technology, human resources) to the utmost extent, deepening business collaboration and cooperation with Toyota Group companies, and achieving growth from a long-term perspective as a leading company regarding movement of goods, while maintaining and strengthening its current revenue business base, without preconceiving concerns over short-term deterioration of business performance, will contribute to improvement of the corporate value of Toyota Industries and ultimately the entire Toyota Group, which is advancing initiatives for the transformation into a mobility company. Based on the above background, the parties agreed that Toyota Industries should go private in order for Toyota Industries to lead within the Toyota Group the business domain centered on movement of goods, such as materials handling equipment and logistics solutions, while the Toyota Group transforms into a corporate group that leads the mobility industry supporting the movement of people, goods, information, and energy, and to strengthen the competitiveness of Toyota Industries’ automotive business through further deepening of collaboration with the Toyota Group.

Item 4. A.

4. The important events in the development of the company’s business, e.g. information concerning the nature and results of any material reclassification, merger or consolidation of the company or any of its significant subsidiaries; acquisitions or dispositions of material assets other than in the ordinary course of business; any material changes in the mode of conducting the business; material changes in the types of products produced or services rendered; name changes; or the nature and results of any bankruptcy, receivership or similar proceedings with respect to the company or significant subsidiaries.

In addition, TMC considered that, in terms of Toyota Industries going private, if TMC engaging in the automobile business or its subsidiaries were to take Toyota Industries private, there would be a risk that Toyota Industries would be constrained by the perspective of automotive OEMs, which operate businesses with a focus on responding to technological innovations and market changes in the automotive industry. Therefore, TMC believed that in order for Toyota Industries, which has been operating the materials handling equipment business, a non-automotive business, to realize growth in the new mobility domain, it is necessary to pursue an approach to realize growth in the next-generation mobility domain that allows for the active incorporation of innovative ideas and diverse perspectives, transcending industry boundaries, by having acquirers other than TMC or its subsidiaries. In addition, based on the history of collaborations between Toyota Industries, which is the origin of the Toyota Group, and other Toyota Group companies, TMC concluded that instead of TMC or its subsidiaries taking Toyota Industries private, (a) from the viewpoint of deepening business collaboration and cooperation with Toyota Group companies, Toyota Fudosan, whose shares are held by Toyota Group companies, and (b) from the viewpoint of committing to the transactions, Akio Toyoda, our Chairman as well as the Chairman of Toyota Fudosan, becoming shareholders that directly or indirectly hold voting rights in Toyota Industries would be the best way for the entire Toyota Group to grow.

Contemplated Transactions

The contemplated transactions announced include the following:

(i)

a tender offer (the “Tender Offer for Toyota Industries”) for all of the shares of common stock of Toyota Industries, excluding those held by TMC, by a company to be established by Toyota Fudosan (“Toyota Industries’ Offeror”) that will be a wholly owned subsidiary of another company to be established by Toyota Fudosan (the “Parent Company of Toyota Industries’ Offeror”). TMC understands that Toyota Industries’ Offeror aims to commence the Tender Offer for Toyota Industries around early December 2025. However, the commencement of the Tender Offer for Toyota Industries requires among other things procedures and steps under domestic and foreign competition laws, the EU Foreign Subsidies Regulation, foreign investment control laws and regulations, and financial regulatory laws;

(ii)

TMC investing 706 billion yen in shares of non-voting preferred stock of the Parent Company of Toyota Industries’ Offeror with a preferred dividend rate of 8.6% (compounded) (the “Contribution”), to partially fund the settlement of the Tender Offer for Toyota Industries. TMC understands that the Tender Offer for Toyota Industries will also be funded through bank financing, as well as capital contributions by Toyota Fudosan and Mr. Toyoda in the form of shares of common stock of the Parent Company of Toyota Industries’ Offeror, with Toyota Fudosan owning immediately after such investment substantially all of such shares of common stock;

(iii)

TMC conducting a tender offer for shares of its common stock (the “Tender Offer for Own Shares”). It intends to offer to purchase a maximum of 1,192,331,020 shares, which is calculated by adding one unit (100 shares) to the number of shares Toyota Industries has agreed with Toyota Fudosan to tender. The tender offer price is expected to be a 10% discount from the lower of (a) the closing price of TMC common stock on the Tokyo Stock Exchange Prime Market on the business day prior to the determination of the tender offer price and (b) the simple average closing price of the TMC common stock on the Tokyo Stock Exchange for the one month leading up to such date, provided that the tender offer price shall not exceed 2,691 yen. TMC intends to conduct the Tender Offer for Own Shares as soon as practicable subject to the resolution for the Tender Offer for Own Shares by TMC’s Board of Directors following the successful completion of the Tender Offer for Toyota Industries and completion of the settlement thereof. While TMC currently plans to commence the Tender Offer for Own Shares around mid-January 2026, the Tender Offer for Own Shares is subject to the completion of the Tender Offer for Toyota Industries and completion of the settlement thereof. The Tender Offer for Own Shares will not be conducted, directly or indirectly, in or targeted at the United States, nor through the postal service in the United States or other interstate or international commercial methods or means (including, but not limited to, telephone, telex, facsimile, e-mail, and internet communication), nor through any stock exchange in the United States. No tender of shares in the Tender offer for Own Shares may be made through the above-mentioned methods or means, through such stock exchange, or from the United States. No tender that directly or indirectly violates the above-mentioned restrictions will be accepted in the Tender Offer for Own Shares.

(iv)

TMC retiring 1,200,000,000 shares of its treasury stock. The retirement is scheduled to be conducted on the last day of the quarter during which the settlement of the Tender Offer for Own Shares will be completed (if such last day is not a bank business day, the immediately preceding bank business day).

(v)

after a squeezeout of all shareholders of Toyota Industries other than Toyota Industries’ Offeror and TMC (the “Toyota Industries Squeeze-out Procedures”), Toyota Industries repurchasing all of the shares of Toyota Industries that TMC owns (the “Toyota Industries Share Repurchase”).

In connection with the above, TMC has agreed with Toyota Fudosan that (1) TMC will not tender any of the Toyota Industries shares held by TMC in the Tender Offer for Toyota Industries; (2) TMC will conduct the Contribution subject to the successful completion of the Tender Offer for Toyota Industries; (3) TMC will conduct the Tender Offer for Own Shares, subject to the condition that the implementation of the Tender Offer for Own Shares is resolved at a meeting of TMC’s Board of Directors; and (4) TMC will sell all of the Toyota Industries shares held by TMC in the Toyota Industries Share Repurchase after the completion of the Toyota Industries Squeeze-Out Procedures.

The transactions above are subject to regulatory approvals and other customary conditions.

Hino

On June 10, 2025, TMC, Hino, Mitsubishi Fuso Truck and Bus Corporation (“MFTBC”) and Daimler Truck AG (“Daimler Truck”), which is MFTBC’s parent company, executed an agreement concerning a business integration between of Hino and MFTBC.

The business integration will be conducted, subject to among other conditions approval of Hino’s shareholders and obtaining permits or approvals from relevant authorities, through, among others, the following steps:

(i)	Hino establishing a corporation (the “Integrated Company”) as its wholly owned subsidiary;

(ii)

implementing a share exchange (the “Share Exchange”) so that (a) the Integrated Company will become a wholly owning parent company and (b) Hino will become a wholly owned subsidiary. Upon the Share Exchange, Hino will become a wholly owned subsidiary of the Integrated Company, and the shareholders of Hino will acquire shares of the Integrated Company; and

(iii)

implementing a share delivery (the “Share Delivery”) so that the Integrated Company will acquire all the shares of MFTBC held by all the shareholders of MFTBC. Upon the Share Delivery, it is intended that MFTBC will become a wholly owned subsidiary of the Integrated Company, and the shareholders of MFTBC will acquire shares of the Integrated Company.

The business integration is currently scheduled to become effective on April 1, 2026. As a result of the series of transactions, Hino is expected to cease to be a consolidated subsidiary of TMC.

4.B BUSINESS OVERVIEW

Toyota primarily conducts business in the automotive industry. Toyota also conducts business in finance and other industries. Toyota sold 9,362 thousand vehicles in fiscal 2025 on a consolidated basis. Toyota had sales revenues of ¥48,036.7 billion and net income attributable to Toyota Motor Corporation of ¥4,765.0 billion in fiscal 2025.

Toyota’s business segments are automotive operations, financial services operations and all other operations. The following table sets forth Toyota’s sales to external customers in each of its business segments for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2023	2024	2025
Automotive	33,776,870	41,080,731	42,996,299
Financial Services	2,786,679	3,447,195	4,437,827
All Other	590,749	567,399	602,578

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

	Yen in millions
	Year Ended March 31,
	2023	2024	2025
Japan	9,122,282	10,193,556	10,719,120
North America	13,509,027	17,624,268	18,930,253
Europe	4,097,537	5,503,738	6,110,052
Asia	7,076,922	7,604,269	7,903,360
Other*	3,348,530	4,169,494	4,373,919

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

During fiscal 2025, 21.3% of Toyota’s automobile unit sales on a consolidated basis were in Japan, 28.9% were in North America, 12.5% were in Europe and 19.6% were in Asia. The remaining 17.7% of consolidated unit sales were in other markets.

The Worldwide Automotive Market

Toyota estimates that annual worldwide vehicle sales totaled approximately 89 million units in 2024.

Automobile sales are affected by a number of factors including:

•	social, political and economic conditions;

•	introduction of new vehicles and technologies; and

•	vehicle prices, costs incurred by customers to purchase and operate automobiles.

These factors can cause consumer demand to vary substantially from year to year in different geographic markets and in individual categories of automobiles. Looking at the global economy in fiscal 2025, the U.S. economy remained resilient, supported by stable employment and income conditions. In China, although the real estate downturn continued to weigh on the economy, fiscal policy measures provided underlying support. As a result, according to our research, the global economy maintained a growth rate of around 3%.

Meanwhile, in the automotive market, the pace of growth rate moderated as the pent-up demand that followed the easing of semiconductor supply constraints was largely absorbed.

Looking at the economies of major countries, in the United States, the employment and income environment remained stable, which supported steady economic performance. The Chinese economy remained stable, supported by fiscal policy measures and economic stimulus measures, including infrastructure investment, despite the impact of the real estate downturn. In Europe, the economy was sluggish due to inflation and high interest rates. In Japan, the high inflation rate led to deteriorating consumer sentiment, resulting in consumption recovering slowly. Emerging economies also struggled due to factors such as the impact of inflation, with economies in ASEAN countries such as Thailand and Indonesia experiencing a downturn.

Amid this environment, the global automotive market growth slowed in 2024, with a year-on-year increase of 3%.

In North America, new vehicle sales were approximately 19.50 million units, an increase from the previous year. In Europe, new vehicle sales remained flat compared to the previous year with approximately 17.50 million units. In Asia (excluding Japan, China, and India), new vehicle unit sales significantly decreased from the previous year to approximately 3.30 million units, impacted by weak economic recovery and worsening auto loan conditions.

The share of each market across the globe, which Toyota estimates based on the available automobile sales data in each country and region information, was 30% for China, 22% for North America (including Mexico and Puerto Rico), 20% for Europe, 4% for Asia, and 10% for India and the Middle East. In China, new vehicle sales were 107% compared to the previous year at approximately 26.40 million units.

In the medium- to long-term, Toyota expects the automotive market to continue growing driven principally by growth in China and other emerging countries. However, global competition is expected to be severe, as various regulations aimed at carbon neutrality have been strengthened and the pace of technological advancement and development of new products, particularly related to electrification, quickens further.

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

TPS was established based on two concepts: Jidoka, which can be loosely translated as “automation with a human touch,”—an idea of stopping equipment immediately when a problem occurs, in order to prevent defective products from being produced—and “Just in Time” (“JIT”), a concept based on the idea that “each process produces only what is needed for the next process in a continuous flow.” Based on the basic philosophies of jidoka and JIT, through TPS, Toyota aims to efficiently and quickly produce vehicles of sound quality, one at a time, to fully satisfy customer requirements.

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

Carbon Neutrality

We are fully committed to achieving carbon neutrality in 2050 over the entire life cycle of our vehicles. Energy enables our daily lives. To change the future of cars, we must face the issue of energy’s future. With the spread of renewable energy, we believe electricity and hydrogen are likely to become the main forms of energy upon which society relies. However, the pace of transition will differ in each country and region due to their particular energy situations.

With these differences in mind, we have adopted a multi-pathway strategy, which allows transitions that align with actual energy situations. In the short term, we will provide a range of options that can be used to reflect actual situations and meet diverse customer needs. In conjunction with these efforts, we will take steps that anticipate the medium- to long-term trend toward electricity and hydrogen. We are making steady progress in clarifying our multi-pathway strategy by using our array of hybrid vehicles, which contribute to practical CO2 reduction, as the basis for a menu of concrete options.

We are developing new compact internal combustion engines with high levels of efficiency and advanced environmental performance by refining combustion technology developed over many years, such as hydrogen engine technologies honed through motorsports. We are also utilizing the small electric units of next-generation battery electric vehicles (“BEVs”) with the aim of creating electric-rich hybrid electric vehicles (“HEVs”) and plug-in hybrid electric vehicles (“PHEVs”).

In developing the structures and designs of next-generation BEVs and streamlining their manufacture, we are returning to first principles. As well as reconsidering designs, we are focusing on optimizing aerodynamics and other aspects of BEV performance. We will also utilize technologies we have honed, such as compact electric power units, to advance the evolution of other powertrains.

As for fuel cell electric vehicles (“FCEVs”), which run on hydrogen, we are building business and market foundations by first concentrating on commercial vehicles. Setting our sights on promoting the spread of e-fuel made from hydrogen, we are working with energy companies and other entities to establish an entire value chain that extends from the production and transportation of hydrogen through to its use.

We will work to promote electrified vehicles and reduce CO2 emissions while leaving no one behind, including in emerging markets. Through this all-direction approach, we aim to reduce average greenhouse gas (“GHG”) emissions for vehicles we sell worldwide by 33% or greater by 2030 and by 50% or greater by 2035 compared to 2019. We will continue to promote decarbonization globally and steadily toward 2050.

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

Toyota Mobility Concept

We have developed “Toyota Mobility Concept” as our vision of the mobility society that we are aiming for. Evolving the car to be more useful to society based on its essential values that have been cultivated over time, such as safety, security, and being fun to drive—to strive toward such a future, we will continue our transformation into a mobility company in the following three domains.

Mobility 1.0 — SDVs Unique to Toyota

In addition to providing mobility that contributes to energy diversification, we aim to cater to an array of mobility needs. To this end, at the Mobility 1.0 stage, “Transitioning Cars to Mobility,” we will create new value by connecting cars with society. The key to these efforts will lie in increasing the potential uses of data and energy through the implementation of the Arene software platform.

In building this platform, the leading role will be played by ambitious initiatives to create Software-Defined Vehicles (“SDVs”), which form part of our efforts to develop next-generation BEVs. We believe that safety and reliability are the most important types of value provided by SDVs. Together with Nippon Telegraph and Telephone Corporation and other partners, we intend to build seamless communication and AI infrastructures that enable us to enhance the value provided by cars, particularly in relation to safety and reliability. For example, we will advance the development of automated driving, thereby helping eliminate traffic accidents. Further, by providing connections to a wide variety of services and apps and extending the scope of AI utilization, we will create mobility value that matches customer needs.

Mobility 2.0 — Diverse Mobility

Transitioning Cars to Mobility will in turn enable initiatives aimed at “Expanding Mobility Access” through the provision of mobility in new fields—the goal of the Mobility 2.0 stage. Toyota is working on many different types of mobility, from personal mobility and wheelchair mobility to commercial mobility such as e-Palette, boats, and flying mobility. Together with many partners, we will go beyond the scope of our current business domain to support the mobility of customers worldwide.

Mobility 3.0 — Synergy of Mobility & Infrastructure

At the Mobility 3.0 stage, where we aim for the “Synergy of Mobility & Infrastructure,” we will create value by integrating mobility with social systems. The advancement of automated driving, which we are pursuing as part of the development of SDVs, is also an initiative aimed at establishing social systems that provide safety and reliability by integrating the trinity of people, cars, and infrastructure. We are advancing regional projects in various countries. For example, in Thailand we are working with partners on a project tasked with the social implementation of a system for the integration of data, energy, and mobility. In China, meanwhile, we are working toward the realization of automated driving and a hydrogen-powered society.

Our energy storage business aims to build sustainable social systems that help spread renewable energy. In evolving mobility, we plan to focus on the creation of battery ecosystems and other initiatives for the establishment of a circular economy based on an approach of using less resources in manufacturing, using products longer, and producing no waste when collecting products.

To realize mobility that enhances safety and reliability, reduces traffic congestion, increases logistics efficiency, improves the environment, and contributes to energy management, our efforts aimed at integrating cars and infrastructure will adopt a society-wide viewpoint.

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

Product-centered Management

Toyota Mobility Concept is centered on enhancing the value of cars, expanding new mobility and freedom of movement, and providing new services and energy solutions as part of social systems. The three approaches that hold the key to realizing this vision are electrification, intelligence, and diversification.

Electrification will be based on a multi-pathway approach. We will continue to tailor electrification to the needs of customers and individual regions by drawing on the strengths and characteristics of each vehicle type. We have plans to release next-generation BEVs entirely different from those of today—BEVs created by automobile manufacturers. This new generation of BEVs will double driving range by compared to that of the current bZ4X using batteries with far greater efficiency while also offering design and driving performance to set hearts racing.

In addition, by drawing on the strengths of TPS, we will change the way we work to reduce the number of processes for the BEV production line by half. This will entail a shift to more efficient lines, including autonomous inspections and unmanned transport powered by connected technology, which is expected to significantly transform the landscape of our production plants. We also aim to achieve carbon neutrality at all of our global plants by 2035. At the same time, we will overhaul existing supply chains by working with suppliers to procure superior quality parts at lower prices.

To realize these transformations, we created a new specialized unit in May 2023 to develop BEVs. Working under a single leader entrusted with full authority, this all-in-one team handles every function, from development to production and business operation. Supporting these efforts is our competitiveness in such areas as per-unit development cost and investment in in-house production, both of which have been halved by the Toyota New Global Architecture (“TNGA”) as compared to those before the adoption of TNGA. We will provide the team with comprehensive support through the power of our 10-million-unit-strong sales and revenue base.

For PHEVs, by increasing battery efficiency to extend the EV-mode driving range beyond 200 km, we will reposition PHEVs as “practical BEVs” and put focus on developing PHEVs.

For FCEVs, we will pursue mass production centered on commercial vehicles. One feature of FCEVs is that the energy source, hydrogen, is lightweight. As such, even when designed for greater driving ranges, vehicles are not as heavy as a comparable BEVs, and less space is required. Refueling is also much quicker. Taking advantage of these strengths, we will work with business operators to promote FCEVs by starting with commercial vehicles, such as medium- to heavy-duty trucks. Additionally, we started basic research on hydrogen engines for heavy-duty commercial vehicles in 2022.

The second approach is intelligence—specifically, the role of intelligence in the cars themselves, the underlying services, and the expansion of our connection to society. The shift to intelligent cars will involve expanding advanced safety technology, multimedia, and other constantly evolving feature updates to all of our vehicles. At the same time, alongside advances in the onboard operating system, our next-generation BEVs will enable users to customize “ride feel” according to their preferences for how the vehicle accelerates, turns, and stops. By also honing the vehicles’ essential attributes, we will create cars that are more fun to drive in terms of both hardware and software.

Intelligent services will include new services that connect cars to cities and infrastructure. In 2023, we began the public rollout of such services, including logistics systems that use real-time traffic information to boost transport efficiency, and systems that provide optimal energy management. Partnering with cities and public facilities, we will also expand our BEV charging network, while providing a variety of services that support the energy grid and daily living. These efforts are already underway at Lexus.

With respect to intelligence in society, Woven City, our “mobility test course” located at the former site of Toyota Motor East Japan’s Higashi-Fuji Plant in Susono City, Shizuoka Prefecture, Japan (“Woven City”), will serve as a living laboratory for trialing various ways of connecting people, cars, and society. For example, in the area of connected logistics services, we will use Woven City to address issues that come to light through real-world trials before implementing these services on public roads. By repeating this process, we will accelerate the realization of an intelligent society.

Finally, we come to diversification. Our approach to diversification goes beyond cars to mobility itself, and even the energy sector. The diversification of cars will involve expanding our product lineup, bolstering services that utilize connected technology, and growing parts and accessories businesses in collaboration with new partners.

With respect to diversification of mobility, we have developed a one-touch system for securing wheelchairs in vehicles that utilizes the know-how we have accumulated over many years of developing assisted mobility vehicles. Sales of the system commenced in 2023. We also plan to expand our efforts to new mobility businesses, as seen in our partnership with Joby Aviation, Inc., which includes initiatives related to electric, vertical take-off and landing aircrafts (eVTOL), commonly referred to as “flying taxis.”

As for energy diversification, we have already begun verification tests using hydrogen extracted from water as well as unused food and other waste, in addition to carbon-neutral fuels made from biomass and other resources, in Japan and Thailand. We will hone these energy-use technologies through motorsports, aiming to promote their widespread adoption in society.

Region-centered Management

We have refined the performance and cost of HEVs with each successive generation. As a result, we have been able to greatly enhance our earning power while investing in the future, growing with stakeholders, and reducing CO2 emissions. This truly is an achievement of our region-centered management based on efforts to make ever-better cars. We will continue to evolve our region-centered management to further solidify our business foundation.

To do so, what we must first consider is how to achieve carbon neutrality. Carbon emissions are not bound by borders, and finding ways to reduce CO2 emissions is an issue that cannot wait to be addressed. We need to immediately start with what we can do now. To spread the use of electrified vehicles as quickly as possible and with as many vehicles as possible, we need to be very attentive to the specific needs of our customers, taking into account local electrification progress and the diverse ways that cars are used. Accordingly, alongside the enhancement of our BEV lineup, we will continue to enhance the attractiveness and competitiveness of all powertrains, including HEVs and PHEVs.

In developed countries, as we move forward with the preparation of next-generation BEVs, we will greatly expand our product lineup, focusing primarily on models in the bZ series with further refined performance. In the U.S., we will start the local production of three-seat-row SUVs in 2026. These SUVs will be equipped with batteries made in North Carolina, where we are bolstering production capacity. In China, we debuted the bZ3C and the bZ3X, new BEV models locally developed and fit to the local needs at the Beijing International Automotive Exhibition in April 2024, and launched the bZ3X in China in March 2025. We plan to continue to increase the number of models in subsequent years. In Asia and other emerging markets, we will diligently work to meet rising demand for BEVs. Specifically, we have commenced local production of BEV pickup trucks launched in 2023, and plan to introduce smaller BEV models in the future. In developed countries, the switch to BEVs is expected to advance as markets mature. Meanwhile, in emerging countries, markets are anticipated to expand due to new automobile launches as well as increases in the number of existing models on the market.

With a full lineup of profitable HEVs and PHEVs and a growing selection of diverse BEV options, Toyota will steadily meet wide-ranging global demand and pursue further growth.

In addressing the growth in emerging markets, increasingly more profitable HEVs will be positioned as a source of income for us. With a value chain supporting the sale of approximately 10 million units per year, we will also work to capture a wide range of business opportunities. In addition, we will make the most of cost reductions achieved by leveraging the strengths of TPS and the benefits of kaizen (continuous improvement). We thereby expect to be able to generate greater future investment capacity for the expansion of BEVs and the mobility domain, and we will seek to build a strong business foundation whereby carbon neutrality and growth can both be achieved.

With technological innovations in electrification, intelligence and diversification progressing, we will ambitiously work toward contributing to local communities and the greater good through industry from a broader perspective. For example, in the United States, the automotive industry is facing major challenges, with people moving away from the manufacturing sector and structural costs increasing. By combining worksite-honed craftsman skills with intelligence to propose new manufacturing and “automation” processes, we believe we can give back to the United States by keeping manufacturing in the country while helping solve the ’labor shortage problem. In Thailand, we started collaboration ventures with the Charoen Pokphand Group and the Siam Cement Group. Such collaboration is the start of the implementation of electrification and connected technologies to link vehicles, people, commodities, and information and to utilize mobility as if it were part of social infrastructure. Through these initiatives, we will take on the challenge of solving such local problems as heavy traffic congestion, air pollution, and frequent road accidents.

Let’s Change the Future of Cars!

We encapsulated our ideas regarding automobile manufacturing, a core activity for our transformation into a mobility company, in our shared motto “Let’s change the future of cars!” We want to ensure that automobiles continue to serve as a form of mobility that benefits society and brings smiles to people around the world well into the future. To that end, we will work to minimize the detrimental effects that cars have on society—including traffic accidents, pollution, and congestion—while maximizing the emotional value of cars—including convenience, comfort, and the enjoyment of driving—and boosting their positive impact.

We are now in an era in which it is hard to predict the future. That is why we believe that persistent and purposeful action makes a difference. We will live up to our convictions and challenge ourselves to change the future of cars.

Toyota Group Vision

Chairman Akio Toyoda unveiled the Toyota Group Vision in January 2024. By outlining the direction the Toyota Group should take and putting forth a vision and set of values to which all Toyota Group members can refer, we aim to empower everyone at the genba (front lines) to engage in autonomous action that is consistent with the common vector defined for the Group. Since announcing the vision, we have been advancing numerous initiatives to entrench this vision and the associated values throughout the organization. At the Groupwide level, Chairman Toyoda met with frontline leaders at Group companies to take part in frank discussions and provide advice. He also attended meetings of Daihatsu dealer representatives to gather input from dealers and customers so as to better understand actual conditions and issues on a genchi genbutsu (on-site, hands-on experience) basis. At Toyota Motor Corporation, meanwhile, steps have been taken to share our vision and values among members of management and frontline staff through the ongoing issuance of messages from President Koji Sato to employees, labor-management discussions, and regular visits to frontline organizations by management. Through these concerted efforts, we seek to foster an appropriate workplace environment. The Group Vision represents the direction the Toyota Group should take and the vision and values to which all Toyota Group members can return.

“Inventing our path forward, together.”

Sakichi Toyoda, the founder of the Toyota Group, invented the Toyoda wooden hand loom with the desire to make life a little easier for his struggling mother. Kiichiro Toyoda invented the domestically produced passenger car with the idea that the automobile industry must be developed by the knowledge and skills of Japanese people. Thinking of others, learning, honing skills, making things, and bringing smiles to people’s faces — that passion and attitude toward invention are truly the starting point of the Toyota Group.

In a time when there is no right answer, we will build a corporate culture in which we can say “thank you” to each other and aim to be a Toyota Group that is needed in the future, where diverse human resources can play an active role.

次の道を発明しよう

Inventing our path forward, together

誰かを思い、力を尽くそう。
Aim high and care deeply.

仲間を信じ、支えあおう。
Trust and uplift your colleagues.

技を磨き、より良くしよう。
Endlessly improve your craft.

誠実を貫き、正しくつくろう。
Honesty first, integrity always.

対話を重ね、みんなで動こう。
Connect and collaborate.

Cementing our work foundation and addressing certification issues

Work foundation

In the past year, as the foothold for sustainable growth, we have made steady progress in creating an environment in which we can demonstrate the “competitiveness of a company with the capacity to produce over 10 million cars” every year and our “ability to take on various challenges,” in other words, initiatives to cement our “work foundation.” We have been making company-wide efforts to create reserve capacity to develop human resources and ensure safety and quality. In particular, we have focused on improving the foundations of our production sites.

The environment surrounding manufacturing is becoming increasingly severe. Japan’s working-age population is expected to decline over the next 15 years. Buildings and facilities are aging, leading to more frequent impacts on operations. Based on our awareness of the issue that if we are unable to improve the productivity and comfort of our workplaces, we will risk losing the foundations of manufacturing. We have been working to improve plant environments through initiatives such as heat mitigation measures and create employee-friendly production lines that accommodate diverse individuals from all walks of life.

Furthermore, in moving forward into the future, we launched the “Factories for the Future” project, which seeks to transform manufacturing as we know it. We are committed to making more extensive efforts to improve productivity and job satisfaction envisioning 10 to 50 years into the future, such as substantially expanding automation and introducing diverse work-styles.

The development area is no exception, and we have made efforts to improve the “competitiveness of a company with the capacity to produce over 10 million cars.” One example is the “AREA 35” project, which seeks to improve our accuracy in forecasting customer needs and optimize the types of specifications and parts we offer, while flexibly responding to the diverse range of customer needs by leveraging the strengths of our well-designed TNGA. Through trial runs at 10 plants in Japan, we have managed to generate a level of development efficiency equivalent to three vehicle model redesign projects. Going forward, we will expand our activities globally to further improve development and production efficiency.

In addition, we have also made progress on developing the foundations of future-oriented automobile manufacturing. For example, this includes establishing structures like Organized Master Unified System for Vehicle Information, or OMUSVI, that link everything from development to sales through digital transformation to facilitate easy access to comprehensive information on the specification of vehicles, instead of having to contact each person in charge under our current state of distributed core systems.

Please see below for illustrations of AREA 35 and our digital transformation initiatives.

Responding to certification issues

We have been making companywide efforts to prevent recurrence of the model certification issues that TMC, Hino and Daihatsu have announced over the past few years. We have made three quarterly reports on our progress to the MLIT so far, and have made improvements under the MLIT’s guidance.

In the short term, we aim to steadily implement the 14 tasks set forth below in the graphic titled “Measures to Prevent Recurrence.” The certification issue revealed that there is a disconnect between management and the frontlines. Taking the issue to heart, many executives made it a point to personally visit frontline sites.

Through this initiative, they discovered various issues, such as the fact that certification operations rely on the tremendous efforts of those on the frontlines in addition to the revelation that the operation of these sites had been significantly affected due to aged facilities and equipment.

To address these conditions, we implemented measures to reduce the burden and concerns that plagued the frontlines, which included adding manpower to departments with heavy workloads and making decisive investments in over 250 pieces of equipment needed to perform work correctly.

We also improved the auditing system by increasing the headcount of “Legal Supervisors” to about 40 from 13, so as to strengthen second-line auditing and establish a system to thoroughly understand what certification sites are going through.

Then, in order to strengthen the management of our development processes, we revamped the structure to facilitate decisions on whether a project can move on to the next stage by clarifying who is responsible at each stage, for example of preparing for certification and completing development. We have already started operating such that teams can stop before moving to the next stage in case a plan is deemed to be too difficult. We will continue to improve the frontlines to make work easier for them and prepare environments where work can be done in a correct manner.

Please see below for an overview of and our short-term efforts relating to certification issues.

In the medium term, we aim to change the awareness of each and every individual as well as corporate culture. The TPS self-study activities (juku) for certification work led by Chairman Toyoda serves as the anchor for these efforts. The TPS self-study activities are held across departments for members to gather and improve the work process as a whole, eliminating bottlenecks and downtime, so as to generate reserve capacity and perform work correctly.

Improvement activities are underway for example with the goal of reducing lead times in processes such as the development of engine control units and vehicle specification sheets.

In the long term, we aim to lobby for the reform of the certification system itself. In March 2025, a public-private conference involving the MLIT and automobile manufacturers kicked off to study future-oriented certification systems. We will deliver the voices of our certification sites to the MLIT and link this effort to system reforms that we believe will contribute to Japan’s competitiveness.

We have come to understand that addressing the certification issue is in itself the act of improving corporate culture, systems and mechanisms of Toyota as a whole. We are committed to improving governance in the Toyota way through ongoing efforts to enhance the effectiveness of our initiatives.

Please see below for an illustration of our medium term and long term efforts relating to certification issues.

Progress on Group governance

Regarding governance within the Toyota Group, we steadily implemented the measures formulated last year. In terms of corporate culture, members of top management of the six Group companies* gathered and made a joint effort to promote improvements focused on worksites as part of the TPS self-study activities. By expanding multilayered communication by the members of top management and the operational staff, we are facilitating the sharing of concerns and thoughts among individuals at all Group companies.

*	Toyota Industries Corporation, Toyota Motor Corporation, Toyota Auto Body Co., Ltd., Toyota Motor East Japan, Inc., Hino Motors, Ltd., Daihatsu Motor Co., Ltd.

In particular, we strengthened coordination with Daihatsu, Hino, and Toyota Industries, which are working to prevent the recurrence of certification issues. We have continued to engage in frequent discussions with members of top management from Daihatsu. and Toyota Industries regarding the difficulties and management issues that each of us faces, including progress on recurrence prevention measures and better business coordination. Regarding Hino, we are supporting preparations for its business integration announced on June 10 with MFTBC, in collaboration with Daimler Truck Holding AG. We will continue to deepen coordination of these companies among both the members of top management as well as operational staff prioritizing recurrence prevention.

In terms of our structures, we have been working to improve the effectiveness of the Board of Directors and steering our initiatives in the right direction by incorporating the knowledge of outside directors. The “Governance Risk Compliance Meeting” established in June 2024 addresses important management issues at hand, including the certification issues and business continuity plan to prepare for major disasters. In addition, the “Sustainability Meeting” evaluates the five key themes of sustainability management, including our “Factories for the Future” project and the participation and advancement of diverse human resources.

In terms of our systems, to strengthen internal controls, we have conducted internal audits of 17 key subsidiaries of the Toyota Group from multiple perspectives, devoting over twice as much time than the conventional process. We also conduct internal control training for officers of subsidiaries and provide these officers with information on case studies at other companies as part of our practical and concrete training programs. Our commitment to accepting responsibility for the certification issues has been reflected in the evaluations of the Chairman, Vice Chairman, and President, and their compensation has been reduced.

For more information, see “Item 6 Directors, Senior Management and Employees — Item 6.B Compensation.”

We will continue to work toward improving governance from a groupwide and consolidated perspective.

Automotive Operations

Toyota’s sales revenues from its automotive operations were ¥43,199.8 billion in fiscal 2025, ¥41,266.2 billion in fiscal 2024, and ¥33,820.0 billion in fiscal 2023.

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

In fiscal 2025, Toyota launched the new Land Cruiser 250 Series. The 250 Series is a core Land Cruiser model that returns to the car’s origin, a vehicle that is simple and sturdy, and helps fulfill both customers’ lifestyle choices and practical needs. By pursuing dynamic styling and functionality so drivers can enjoy an active lifestyle, Toyota also created Crown Estate as a vehicle that embodies both the dignity and functionality of the Crown, what we call a mature active cabin. The Camry, with its distinctive exterior, quality, and reliability, has remained a leading sedan in the U.S. for over 20 years according to our estimates. For the Lexus brand, alongside master driver Akio Toyoda, Toyota developed the LBX MORIZO PR as a high-performance model that delivers the refined signature LEXUS driving quality and sophisticated design, enhancing the dialogue between driver and car, evokes spontaneous smiles, and provides an exhilarating out-of-the-ordinary experience.

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

	Thousands of Units
	Year Ended March 31,
	2023		2024		2025
	Units	%	Units	%	Units	%
Japan	2,069	23.5%	1,993	21.1%	1,991	21.3%
North America	2,407	27.3	2,816	29.8	2,703	28.9
Europe	1,030	11.7	1,192	12.6	1,172	12.5
Asia	1,751	19.8	1,804	19.1	1,838	19.6
Other*	1,565	17.7	1,638	17.4	1,659	17.7

Total	8,822	100.0%	9,443	100.0%	9,362	100.0%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

The following table sets forth Toyota’s vehicle unit sales and market share in Japan, North America, Europe and Asia on a retail basis for the periods shown. Each market’s total sales and Toyota’s sales represent new vehicle registrations in the relevant year (except for the Asia market where vehicle registration does not necessarily apply). All information on Japan excludes mini-vehicles. The sales information contained below excludes unit sales by Daihatsu and Hino, each a consolidated subsidiary of Toyota. Vehicle unit sales in North America represents the combined total for the United States and Canada. Vehicle unit sales in Asia do not include sales in China.

	Thousands of Units
	Year Ended March 31,
	2023	2024	2025
Japan:
Total market sales (excluding mini-vehicles)	2,696	2,906	2,951
Toyota sales (retail basis, excluding mini-vehicles)	1,377	1,506	1,487
Toyota market share	51.1%	51.8%	50.4%

	Thousands of Units
	Year Ended December 31,
	2023	2024	2025
North America:
Total market sales	15,380	17,306	17,827
Toyota sales (retail basis)	2,308	2,475	2,572
Toyota market share	15.0%	14.3%	14.4%
Europe:
Total market sales	14,847	17,439	17,807
Toyota sales (retail basis)	1,081	1,174	1,217
Toyota market share	7.3%	6.7%	6.8%
Asia (excluding China):
Total market sales	10,796	11,024	10,928
Toyota sales (retail basis)	1,382	1,407	1,434
Toyota market share	12.8%	12.8%	13.1%

Japan

Japan is one of the leading countries with respect to technological innovation and improvements in the automotive industry and will continue to demonstrate such strength. Toyota strives to earn customer satisfaction by introducing products distinctive of Japan’s manufacturing ability, through the full lineup of Toyota brand vehicles, including not only passenger cars but also commercial and mini vehicles, as well as the advanced, premium Lexus brand. Furthermore, by advancing electrification centered on a multi-pathway strategy encompassing BEVs, PHEVs, FCEVs, and HEVs, dealers and manufacturers will work together to realize a carbon-neutral society. Toyota endeavors to secure and maintain its significant share of and position atop the Japanese market. Toyota held a domestic market share (excluding mini-vehicles) on a retail basis of 51.1% in fiscal 2023, 51.8% in fiscal 2024 and 50.4% in fiscal 2025.

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

In November 2021, Toyota created Toyota Battery Manufacturing, North Carolina (“TBMNC”) as the first plant to produce automotive batteries for Toyota in North America. TBMNC started operations in February 2025. It will have 14 production lines, four which support battery production for HEVs and ten which support battery production for BEVs and PHEVs.

In June 2023, Toyota decided to assemble an all-new, three-row battery electric SUV at Toyota Motor Manufacturing Kentucky, Inc. (“TMMK”) starting in 2026. The BEV will be powered by batteries from TBMNC. Further, in October 2023, Toyota decided to additionally invest in TBMNC and announced its plan to further strengthen production capability of BEV batteries and production of PHEV batteries. Toyota plans to sequentially add eight new battery production lines, with the aim of creating a total of ten BEV/PHEV battery lines, enabling the production of a total of more than 30GWh annually.

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

In terms of production, Toyota has been conducting a significant portion of its China business, including in relation to the production and sales of vehicles, through joint ventures. Toyota has two major joint venture partners in China, namely, China FAW Group Corporation and Guangzhou Automobile Group Co., Ltd. The joint venture with China FAW Group manufactures models such as the Avalon, Corolla, RAV4 and bZ3 and the joint venture with Guangzhou Automobile Group Co., Ltd. manufactures models such as the Camry, Levin, Highlander and bZ4X.

Total vehicle unit sales in the Chinese market reached 26.28 million vehicles in 2024, representing 101.1% of that of 2023, and 25.99 million vehicles in 2023, representing 105.6% of that of 2022. In this market, Toyota’s new vehicle sales were 1.77 million vehicles in 2024, accounting for 93.1% of that of 2023, and 1.90 million vehicles in 2023, accounting for 98.3% of that of 2022. In the domestically produced passenger vehicle market in mainland China (23.30 million vehicles), Toyota had a 7.5% market share. Toyota has been expanding the distribution network for locally produced vehicles in cooperation with China FAW Group and Guangzhou Automobile Group under the names Tianjin FAW Toyota Motor Co., Ltd. and Guanqi Toyota Motor Co., Ltd., respectively, and for imported vehicles, Toyota has also been expanding primarily the Lexus brand sales network. Toyota seeks to increase sales by expanding the number of dealers and its product lineup. In addition, as the market in China develops and becomes more sophisticated, Toyota plans to promote so-called “Value Chain” businesses, such as used car sales, services, financing and insurance, so as to contribute to the development of a mobility society.

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

Production

As of March 31, 2025, Toyota and its affiliated companies produce automobiles and related components through more than 50 overseas manufacturing organizations in 27 countries and regions aside from Japan. Facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Czech Republic, Poland, Thailand, China, Taiwan, India, Indonesia, South Africa, Argentina and Brazil. See “Item 4. Information on the Company — 4D. Property, Plants and Equipment” for a description of Toyota’s principal production facilities.

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

	Thousands of Units
	Year Ended March 31,
	2023	2024	2025
Japan	3,789	4,042	4,000
North America	1,768	1,976	1,958
Europe	771	846	811
Asia.	1,859	1,876	1,790
Other*	507	523	491

Total	8,694	9,263	9,049

*	“Other” consists of Central and South America and Africa.

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

Distribution

Toyota’s automotive sales distribution network is the largest in Japan. As of March 31, 2025, this network consisted of 231 dealers employing approximately 100 thousand personnel and operating approximately 4.3 thousand sales and service outlets. TOYOTA Mobility Tokyo Inc. is the only dealer owned by Toyota and the rest are independent.

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

Sales of Toyota vehicles in Japan had been conducted through four sales channels until April 2020, but from May 2020 shifted to a framework where all of its Japanese-market vehicle models are made available through all sales outlets in Japan. In addition, Toyota introduced the Lexus brand to the Japanese market in August 2005, and currently distributes the Lexus brand vehicles through a network of 190 new-vehicle sales outlets dedicated to the Lexus brand in order to enhance its competitiveness in the domestic luxury automotive market. The following table provides information on the dealer network as of March 31, 2025.

Dealers
Channel	Toyota Owned	Independent	Outlets
Toyota brand	1 company	230 companies	4,285 outlets
Lexus brand	23 outlets	167 outlets	190 outlets

Outside Japan, Toyota vehicles are sold through approximately 168 distributors in approximately 204 countries and regions. Through these distributors, Toyota maintains networks of dealers. The chart below shows the number of Toyota distributors as of March 31, 2025 by country and region:

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

The United States	In 2026, Toyota plans to start the local production of a 3-row SUV equipped with batteries to be produced in North Carolina.

China

In addition to the bZ4X and bZ3, Toyota debuted new BEV models, the bZ3C and the bZ3X, locally developed and fit to local needs, were launched in December 2024 and March 2025 respectively, and Toyota plans to continue increase the number of models in the following years.

Asia and other emerging markets (Global South)	In order to respond to the growing demand for BEVs, Toyota started local production of BEV pickup trucks by the end of 2023 and plans to also launch a small BEV model.

In May 2023, we launched the BEV Factory, a business unit dedicated to BEVs. The BEV Factory was reorganized in April 2025 and continues its role as the “BR BEV” under the direct control of the entire company. What we hope to achieve with BEV Factory is to change the future with BEVs through transformation on multiple axes: cars, manufacturing and the way we work.

On the car axis, through technologies such as the integration of next-generation batteries and sonic technology, we aim to achieve a vehicle cruising range of 1,000 km. To bring more stylish design, we will use AI to increase aerodynamic performance, while our designers will focus on expressing natural sensibility. We believe Arene and full over-the-air updates will vastly expand the possibilities for enjoying cars. Like our manual transmission EVs, we plan to deliver exciting surprises and fun to our customers with technologies achievable only by a carmaker.

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

(*Including vehicle efficiency improvements such as aerodynamics and weight reduction.)

Battery type		Shape	Structure	Positive electrode material	Start of production	EV cruising range (CLTC mode, including vehicle improvements)	Cost (For the same cruising range)	Fast charge time (SOC=10-80%)
Conventional	Battery for the bZ4X	Prismatic	Monopolar	NCM	2022	615km	–	30 min. or less
Next-gen battery	1. Performance version	Prismatic	Monopolar	NCM	2026	200% Compared with the bZ4X	-20% Compared with the bZ4X	20 min. or less
Next-gen battery	2. Popularization version	New structure	Bipolar	LFP	2026-2027 Expected to be commercialized	20% up Compared with the bZ4X	-40% Compared with the bZ4X	30 min. or less
Further evolution	3. High performance version	New structure	Bipolar	NI	2027-2028 Expected to be commercialized	10% up Compared with next-gen performance version battery	-10% Compared with next-gen performance version battery	20 min. or less

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

To respond to the rapid changes in the market, we established in July 2023 a new business unit called Hydrogen Factory, which is able to make rapid decisions under one leader, from sales to development and production, all at once. The Hydrogen Factory promotes business on three axes. The first is localizing R&D and production in countries within the major markets. We are working to accelerate our efforts by establishing local bases, mainly in Europe and China. The second is strengthening alliances with leading partners. In September 2024, Toyota announced the strengthening of its collaboration with the BMW Group in the hydrogen sector, and are working together on the development of fuel cells systems and the improvement of infrastructure. Toyota has already built relationships with OEMs that, when combined, hold a significantly large market share in according to our estimate, and by consolidating sufficient quantities through these alliances, we are working to deliver affordable fuel cells to our customers. The third is competitiveness and technology. We are working on “innovative evolution of competitive next-generation fuel cell technologies,” such as next-generation cell technologies and fuel cell systems.

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

Hydrogen is an important fuel in Toyota’s CO2 emission reduction efforts aimed at achieving carbon neutrality. We are promoting its utilization to contribute to the creation of a hydrogen-powered society. Our efforts to this end include the development and demonstration of FCEVs, such as passenger cars and commercial trucks and buses, fuel cell stationary generators, and hydrogen engine vehicles with internal combustion engines. Through such initiatives, we are working with various industry partners in the areas of producing, transporting, and using hydrogen.

Fuel cell systems comprise stacks of circuits embedded in thin sheets, called the “cells,” that generate electricity through chemical reactions between oxygen and hydrogen. Toyota is developing innovative next- generation fuel cells that is expected to deliver industry-leading performance for commercial use (long life, low cost, and low fuel consumption).

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

Development of Hydrogen Engines

In 2024, Toyota’s efforts to race a Corolla equipped with one of its hydrogen engines currently in development entered their fourth year. Hydrogen engines work like modified versions of conventional gasoline engines powered by burning hydrogen directly as fuel. The fuel is 100% pure hydrogen, unmixed with gasoline. As no fossil fuels are burned, hydrogen-engine vehicles emit almost no CO2 when in operation—only that from the combustion of minute amounts of engine oil. The hydrogen engine is thus one option that offers great potential to contribute to carbon neutrality while making use of technologies for internal combustion engines built up over the decades and protecting engine-related jobs in the automotive industry.

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

Over the following two months, aiming to race in the Fuji 24 Hours Race, the design of the hydrogen piping that caused the vehicle fire was changed, with safety as the highest priority. As a result, a hydrogen engine-

equipped Corolla completed the Fuji 24 Hours Race in May 2023. This achievement was made possible by agile development and improvement efforts advanced through motorsports with the support of our many partners.

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

Toyota’s work on hydrogen engines is closely related to its work on conventional gasoline engines’ combustion technologies. Gasoline engines have up until now used rapid combustion to boost thermal efficiency and adjusted the fuel-to-air ratio based on the situation to minimize harmful compounds. Since hydrogen burns even more quickly than gasoline, ever-more-accurate combustion control and sophisticated analysis and simulation technologies are needed, which should result in even lower CO2 and gasoline engine emissions.

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

Arene is a software platform that accelerates such intelligence, providing applications that bring a comfortable riding experience through advanced safety technologies and infotainment in the in-car experience. This will be updated to reflect the changing times. Regarding the out-car experience, we will increase the value we offer via cross-industry collaboration with partners in housing, energy, logistics and other sectors serving as essential components of social systems.

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

Efforts in Realizing a Safe Mobility Society

The development of safe vehicles is of undeniable importance for Toyota to achieve its ultimate goal of eliminating traffic accident casualties. At the same time, however, it is crucial to educate drivers, pedestrians, and individuals and to install traffic safety infrastructure, including traffic signals and roads. To achieve a safe mobility society, Toyota believes it will be important to adopt an integrated three-pronged approach involving people, vehicles, and the traffic environment. It will also be vital for us to pursue real-world safety by learning from actual accidents and incorporating that knowledge into vehicle development. “Toyota has defined its Integrated Safety Management Concept”’ as the basic philosophy behind its technologies for eliminating traffic accident casualties and is moving forward with the development of technologies based on this concept.

Toyota provides optimized driver support for safety at every stage of driving, from parking to normal operation, the moment before a collision, during a collision, and post-collision emergency response. We also aim to enhance safety by reinforcing links between vehicle safety systems, rather than thinking about each system as a separate component. These are the approaches behind our Integrated Safety Management Concept.

The Toyota Safety Sense system packages multiple preventative safety functions that help reduce serious traffic accidents with the potential to cause death or injury. These functions include Pre-Collision Safety, which assists in avoiding and mitigating damage from collisions with cars in front of a vehicle or with pedestrians; Lane Departure Alert, which helps prevent accidents caused by a vehicle leaving its current lane; and Automatic High Beam, which helps ensure optimal forward visibility during nighttime driving. Since its market launch in 2015, Toyota Safety Sense has been installed in more than 53 million vehicles globally (as of March 2025). Toyota Safety Sense is now available on nearly all passenger car models (as standard or option) in the Japanese, U.S., and European markets. It has also been introduced in a total of 144 countries and regions, including such key markets as China, other select Asian countries, the Middle East, and Australia.

Collision safety measures combine vehicle bodies that absorb the energy of collisions with devices that provide support to protect drivers, passengers, and pedestrians and thereby minimize collision damage. In the pursuit of world-leading safety, Toyota has formulated a target related to collision safety performance called “the Global Outstanding Assessment (“GOA”)” and developed a collision safety body structure and passenger protection devices in 1995. Since then, Toyota has continued to evolve GOA, striving to improve the real-world safety performance of its vehicles in a wide variety of accidents.

To analyze vehicle-related injuries, Toyota collaborated with Toyota Central R&D Labs., Inc., to develop the Total Human Model for Safety (“THUMS”), a virtual human body model. THUMS is being used in the research and development of a variety of safety technologies, including seat belts, airbags, and other safety devices, as well as vehicle structures that mitigate injuries in accidents involving pedestrians. Toyota made the THUMS software available on its website free of charge in January 2021, and is currently exploring future applications for this software in automotive assessments, an area where virtual evaluations are gaining momentum.

Emergency response time is of the essence when it comes to responding to an accident or medical emergency. In the event of an accident or medical emergency, Toyota’s HELPNET® emergency reporting system service contacts a dedicated operator who then contacts police or fire services to ensure the rapid dispatch of emergency vehicles. Moreover, HELPNET® automatically contacts an operator when the airbags deploy and supports D-Call Net®, a service that makes quick deployment decisions for air ambulances.

Toyota has been engaged in the research and development of automated driving technologies since the 1990s. The Mobility Teammate Concept is an automated driving concept unique to Toyota that is designed to enhance communication between drivers and their cars, enabling them to assist one another in coordinated driving as companions. Rather than cars taking over driving from people and replacing them, drivers and cars act as partners to protect one another so that drivers can enjoy the experience of driving while deferring to automated driving at times, achieving truly safe, secure, and unrestricted mobility.

The Lexus LS and Mirai models launched in April 2021 are equipped with “Toyota/Lexus Teammate” state-of-the-art driving assist technology, with some grades including Advanced Drive, a system that assists driving on motor-vehicle-only roadways. The Advanced Drive on-board system will accurately recognize the vehicle’s surroundings, make decisions, and assist driving under the driver’s supervision according to actual traffic conditions. This system can keep the vehicle in its lane, maintain the appropriate distance from other vehicles, navigate a lane split, change lanes, and overtake other vehicles until leaving the motor-vehicle-only roadway for the driver’s destination. The system contributes to high levels of safety and peace of mind, reducing driver fatigue and providing a pleasant journey to the driver’s destination.

Deep learning and other AI technologies support driving by predicting and responding to a wide variety of situations that could occur when driving. In addition, Advanced Drive uses software updates, allowing cars to stay up to date with the latest software via either a wireless or wired connection.

Cars have many uses, and driver needs continue to diversify. Accordingly, Toyota is advancing research and development of automated driving technologies not only for personally owned vehicles (POVs) but also in the field of mobility as a service (MaaS) for people and goods. Toyota was one of the first companies to launch advanced automated driving technology for vehicles sold to corporate customers. Data gathered from these vehicles is being collected, analyzed, and fed back into development to further evolve automated driving technologies.

Toyota conducts traffic safety awareness-raising initiatives targeting drivers and pedestrians to help prevent traffic accidents. One such initiative for drivers is the Toyota Driver Communication safe driving technique seminar held periodically at Toyota Safety Education Center Mobilitas, which is located on the grounds of Fuji Speedway. For pedestrians, in cooperation with Toyota dealers across Japan, Toyota has been donating traffic safety teaching materials to kindergartens and nursery schools nationwide since 1969.

Commercial Sector Initiatives

In April 2021, Isuzu Motors Limited (“Isuzu”), Hino, and Toyota established Commercial Japan Partnership Technologies (CJPT), a new company, with the aim to accelerate the implementation and spread of CASE in society to help address various difficulties facing the transportation industry as well as help achieve a carbon- neutral society. Suzuki Motor Corporation (“Suzuki”) and Daihatsu joined the partnership in July 2021 (In October 2023, CJPT reinstated Hino as a partner.).

Distribution by truck accounts for the majority of overland logistics in Japan, and the transportation sector (including buses and taxis) involves a number of people. Commercial vehicles account for a significant proportion of the total distance traveled by automobiles and about half of all CO2 emissions from automobiles in Japan. Furthermore, numerous logistics companies operating in Japan currently face numerous management issues, such as high-frequency distribution, harsh work environments, labor shortages, and rising operating costs. The power of CASE, centered on connected technologies and services, is a promising approach to affecting improvements that will help resolve these issues. Given the increasingly pressing circumstances surrounding carbon neutrality, CJPT seeks a wide range of like-minded partners, aiming to apply their diverse strengths for the sake of those supporting transportation and for society.

Our efforts to achieve carbon neutrality center on two pillars: electrification and enhanced logistics efficiency. In the area of electrification, we will ambitiously work with more partners to find solutions to a variety of problems while giving customers more electrified vehicle options in accordance with their specific needs. We also intend to make significant contributions toward enhancing logistics efficiency. We plan to take the ideas underpinning the TPS to streamline onsite work while using connected technologies to facilitate real-time processing of various logistics and traffic flow data, which can be used to optimize operations. These are carbon–neutrality-focused initiatives that can be enacted immediately and which we believe will serve to lower running costs for logistics while simultaneously reducing CO2 emissions.

We are working with shippers and logistics companies in Fukushima Prefecture and Tokyo on the largescale social implementation of electric vehicles. A total of 580 vehicles will be used, including heavy and light-duty fuel cell electric trucks, and light-duty BEV trucks and mini-commercial vans, to comprehensively cover transportation from trunk lines to the last mile. As of the end of October 2024, 220 electrified vehicles have hit the roads. In addition to promoting implementation in cities with populations of around 300,000, which are common in Japan, we will work to develop standards for these vehicles and develop an energy management system that is integrated with operation management to lessen the social burden associated with the introduction and use of electric vehicles and address transportation-related issues. Furthermore, in a public-private initiative aimed at carbon neutrality, we have begun sharing data with national bodies promoting digital transformation for commercial vehicles. This includes data about electrified vehicles on the road, such as that on driving, batteries, charging, and refueling with hydrogen.

The city of Fukuoka, Fukuoka Prefecture, has begun implementing FCEVs as garbage compactor trucks, ambulances, food delivery trucks, BRT buses, and other vehicles that support daily living, utilizing hydrogen stations operated by the city and other entities. Tokyo has launched a staged support project for introducing these vehicles that aims to put fuel cell garbage compactor trucks into action and is working with local governments to bring hydrogen-powered vehicles into key areas of the Tokyo metropolitan area to encourage familiarity among residents and facilitate widespread use across multiple municipalities.

The Japanese government has set targets for 2030 regarding the use of commercial electrified vehicles. For small light-duty trucks under eight tons, the target is a 20%–30% electrification rate, and for heavy-duty trucks of eight tons or more, the target is 5000 vehicles. In addition, the target for hydrogen consumption for FCEVs is 80,000 tons. Japan’s Ministry of Economy, Trade and Industry’s (“METI”) “Basic Hydrogen Strategy,” revised in 2023, and the interim report of the METI-held Mobility Hydrogen Public-Private Conference include provisions for looking into focused support for commercial FCEVs, which are expected to elicit greater demand in Japan for hydrogen in the future, as well as for selecting areas to concentrate the introduction of FCEVs in an effort to create demand clusters and ensure viability. From this government policy, both the public sector and the private sector in Japan will work together to promote the popularization of commercial electric vehicles.

In April 2021, CJPT begun collaboration with AEON GLOBAL SCM Co., Ltd. to improve logistics at the Minami-Osaka distribution center for AEON GLOBAL SCM Co., Ltd. AEON GLOBAL SCM Co., Ltd. has combined its retail logistics know-how with the TPS philosophy to better visualize and streamline the flow of goods, resulting in increased loading efficiency thanks to improved operations at the distribution center, as well as optimized delivery using real-time data. These improvements have manifested as a 10% increase in efficiency of total truck travel distances and a 10% drop in CO2 emissions for AEON GLOBAL SCM Co., Ltd. as a result of their collaboration with CJPT. From September 2022, the scope of these activities was extended to wholesalers and suppliers, and through cross-industry efforts, we have helped streamline transportation and delivery from upstream to downstream.

Starting in July 2024, we will consolidate these optimized operations at its new logistics center, AEON Fukuoka XD, to maximize the benefits of this heightened logistics efficiency. We will also promote the electrification of vehicles, with the goal of significiantly reducing CO2 emissions by 2030. Our overall goal in these endeavors is to create a model that will both resolve logistics-related issues while moving toward carbon neutrality and expanding the model nationwide.

CJPT’s domestic initiatives have expanded their reach into Thailand, and it has signed a memorandum of understanding with Charoen Pokphand Group (“CP”) and Siam Cement Group (“SCG”) in October 2023 for collaboration in three areas: data solutions, mobility solutions, and energy solutions, aiming toward happiness for all in the country. With the various companies involved in this project working together across industries, CJPT-Asia was established in Thailand to better promote activities. In terms of data solutions, CJPT-Asia analyzed on–site issues at CP and SCG logistics warehouses and took steps to improve efficiency, utilizing real-time data for parcels and other items to improve the efficiency of deliveries. We have since confirmed that on–site improvements made at SCG’s distribution centers have improved container loading rates, while driving distances for CP Group’s online deliveries have been reduced and transportation routes have been optimized. As for mobility solutions, CJPT-Asia has introduced light and heavy fuel cell trucks, the Hilux Revo e, the JPN Taxi LPG-HEV, and commercial vans. We are currently conducting demonstration testing using carbon–neutrality-oriented vehicles suited to Thailand’s economic environment, energy situation, and usage patterns, which differ from those of Japan. For energy solutions, CP is investigating the possibility of utilizing energy sources well-suited to Thailand’s environment, such as biogas derived from manure collected from CP’s largescale poultry farms to produce hydrogen in a hydrogen production facility, which can be used by the fuel cell trucks introduced in the aforementioned mobility solutions demonstration testing.

Going forward, Toyota will use this project to deepen collaborative ties with other partners and make broad contributions both in Japan and throughout Asia, helping fulfill the automotive industry’s mission of improving people’s lives and leaving a better Earth for the next generation.

Woven City

Toyota Woven City, a Test Course for Mobility: Producing Well-being for All

Toyota aspires to transform into a mobility company. On our road toward accomplishing this goal, Toyota Woven City will function as a venue for creating new value. Toyota and its group company Woven by Toyota Inc. are advancing the Woven City project. Construction of the buildings for Phase 1 of this mobility test course project were completed in October 2024, and actual demonstration tests using the facility are scheduled to begin in fall 2025 or thereafter. Access to this facility will not be limited to the Toyota Group. Rather, we hope to make Woven City a place where external stakeholders who share our desire to act “for others” can also use the environment, in which people actually live, to create new mechanisms and services to help shape a better future and enhance well-being for all.

Start Testing from Mobility of People, Goods, Information, and Energy

In its quest to become a mobility company, Toyota captures mobility in a broad definition that goes beyond simply movement in physical spaces. The word “move,” from which “mobility” is derived, can refer to movement from point A to point B as well as to the feeling of being emotionally moved. Accordingly, Toyota views “mobility” as referring to things that can move people both physically and emotionally. Thus at Woven City we will start testing the mobility of people, goods, information, and energy.

“For others” and for a better future, they are what Woven City is founded on.

Not for short-term gains, it is a long-term investment in, and a commitment to, a brighter tomorrow. Why does Toyota carry out to such a degree? That is because we believe we have a responsibility as a corporate citizen living on this planet, to invest in the collective future, to share the insight and technologies amassed by Toyota over the years, and to help create ideas that benefit people and the world. To fulfill the responsibility, Woven City is where we develop products and services for enhancing future wellbeing for all.

“Come and join”, Team of Like-Minded Inventors and Weavers

Woven City is a test course for mobility in the shape of a city, based on the concepts of A Living Laboratory™, Human-Centered, and Ever Evolving City™. The people involved in the Woven City project are referred to as “Inventors” and “Weavers.” The Inventors are Toyota Group companies as well as to the like-minded outside companies, research institutions, start-ups, and other organizations who have joined this quest for expanding mobility. The following five companies have already raised their hands to accompany us on this journey, and they plan to use the mechanism of Woven City to conduct tests that capitalize on their respective strengths.

Company	Business Description	Theme of Co-Creation in Woven City
Daikin Industries, Ltd.	Manufacturing, sales and after-sales services of air conditioning products, fluorochemical products, etc.	Testing “pollen-free spaces” and “personalized functional environments”
DyDo DRINCO, INC.	Manufacturing and sales of soft drinks and other beverages, etc.	Creating new value through innovative vending machine concepts
NISSIN FOOD PRODUCTS CO., LTD.	Manufacturing and sales of instant noodles and related products, etc.	Creating and evaluating food environments to inspire new ‘food cultures’
UCC Japan Co., Ltd.	Regional headquarters of Japanese operating companies engaged in coffee manufacturing and sales	Exploring the potential value of coffee through futuristic cafe experiences
Zoshinkai Holdings Inc.	Comprehensive education services offering correspondence education and classroom programs	Leveraging data to realize innovative educational methods and new learning environments

*	As of January 7, 2025

Toyota plans to launch an accelerator program in summer 2025 to invite start-ups and entrepreneurs to utilize Woven City. Toyota and Woven by Toyota will also take advantage of Woven City to conduct tests as Inventors. We expect to test our e-Palette as an autonomous driving service platform and smart logistics for an automation concept for logistics. The products and services developed by Inventors and exhibited at Woven City will be tested by Weavers, or residents and visitors. These individuals are indispensable to the testing processes or co-creation activities and will serve a similar function to the test drivers who take part in the automobile development process. Their contributions to tests will come in the form of the feedback they provide with regard to the products and services being tested.

At the time of the official launch (start of testing) of Woven City, scheduled for fall 2025 or thereafter, approximately 100 residents—primarily Toyota and Woven by Toyota staff and their families—are expected to reside in Woven City as Weavers. The community will then gradually expand to include external Inventors and their families. The Phase 1 area is projected to accommodate around 360 residents, with the total population of Woven City expected to reach approximately 2,000 by the future. Initially, visitors will be limited to related parties, with plans to welcome the general public to participate as Weavers in co-creation activities starting in the fiscal 2026 and beyond. Both Inventors and Weavers are united by their commitment to Toyota’s goal of working “for others”. Guided by this shared commitment, the like-minded individuals and we gathering at Woven City will band together to pursue the goal of producing happiness for all through the expansion of mobility.

Testing Using Toyota Assets and Feedback from a Physical Environment

Woven City provides a mechanism that acts as the foundation for demonstration testing. Inventors are able to accelerate their testing and development activities by receiving data and feedback from the Weavers in Woven City and by using the assets. These assets include the hardware mass production expertise of Toyota as well as the software technologies of Woven by Toyota. Such assets can be utilized to support Inventors in developing new products, services, software, and applications. Moreover, data and feedback gained from physical environments can be incorporated into the testing and development of hardware and software. The development and testing possibilities granted by Toyota’s assets and physical environment data and feedback are key characteristics of the mechanism of Woven City. Another characteristic of the mechanism is how they provide a physical environment modeled after a city. This characteristic makes it possible to recreate simulations conducted in digital environments using digital twin technologies in a physical environment to gain additional feedback. The incorporation of this feedback into digital simulations enhances the accuracy of said simulations. This cycle of digital and physical verification can be advanced rapidly to accelerate testing and development activities. Moreover, our digital twin technologies are not only applicable to Woven City; they can also be used in relation to other areas like factories as well as logistics, automated driving, traffic safety, and various other areas.

Toyota shares these assets with Inventors. Woven City is designed for collaboration. By combining the strengths of Toyota with those of other industries and specialized areas, we aim to create unprecedented new value, products, and services. As Woven City is an Ever Evolving City™, we will be making kaizen, or continuous improvement, which will never end. Pedestrian-only roads, mixed pedestrian and personal mobility roads, and autonomous mobility-only roads are the three types of threads that weave the fabric that is Woven City to allow for tests that comprehensively evaluate factors pertaining to people, mobility, and infrastructure. The goal of this approach is to help realize the safe and secure mobility society that Toyota envisions. Up until now, Toyota has pursued this vision by focusing on the development of automobiles and working to make ever-better cars on dedicated automobile test courses. However, realizing a truly safe and secure mobility society requires that we expand our focus beyond automobiles and other forms of mobility to also consider the people who use these mobility options and the infrastructure that supports mobility.

In general, it is said that only around 5% of a car’s time in existence is spent being driven. How the remaining roughly 95% is spent is something that we will investigate by incorporating real feedback at Woven City, a physical environment that is home to people, mobility, and infrastructure.

Quest to Become a Mobility Company that Move People’s Hearts

Woven City will see its official launch in fall 2025 or later. This city will be used as a proving ground for creating true mobility that moves people’s hearts, paving the way towards the next generation of movement, and crafting a society that unlocks the full potential of people. This is our vision for expanding mobility, and for Woven City itself. Together with allies who share our vision, we will leverage Woven City to further our transformation into a mobility company that will help weave the future.

Timeline
January 2020	Announcement of concept at CES 2020
February 2021	Phase 1 Groundbreaking Ceremony; start of site preparation work in March 2021
October 2022	Phase 1 safety prayer ceremony; start of building work for Phase 1 in November 2022
October 2024	Completion of Phase 1 construction
Fall 2025 or later (scheduled)	Phase 1 official launch

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

Toyota’s sales revenues from its financial services operations were ¥4,481.1 billion in fiscal 2025, ¥3,484.1 billion in fiscal 2024, and ¥2,809.6 billion in fiscal 2023. In fiscal 2025, Toyota’s business saw solid growth mainly due to an accumulated balance of earning assets resulting from new car sales support for Toyota and Lexus vehicles. Under such circumstances, as a result of Toyota’s continued collaboration with dealers in various countries and regions and efforts to expand products and services that meet customer needs, Toyota’s share of financing provided for new car sales of Toyota and Lexus vehicles in regions where Toyota Financial Services Corporation operates remained at a high level of approximately 35%, and the balance of earning assets continued to steadily increase. In addition, Toyota is making efforts to provide both its customers and dealers with stable financial services by diversifying its funding methods through direct financing from the market, such as ABCP (Asset Backed Commercial Paper) and ABS (Asset Backed Securities), in addition to using already existing means as commercial paper, corporate bonds and bank borrowings. Furthermore, Toyota continued to perform detailed credit appraisals and serve customers by monitoring bad debt and loan payment extensions, but the percentage of credit losses rose to 0.46% in fiscal 2025 from 0.40% in fiscal 2024, due to financial pressure on households caused by inflation. Toyota continues to work towards improving its risk management measures in connection with credit and residual value risks.

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

KINTO, which started in Japan in 2019 in response to the shift from “owning” cars to “using” cars, has been steadily enhancing its service lineup and gaining brand awareness. In Europe, this service is being made available in wider areas. Furthermore, Toyota developed and provides customers with the payment application “TOYOTA Wallet” as a platform that contributes to improving the convenience of customers’ daily payments and creating a foundation for a mobility society.

Finance receivables for all of Toyota’s dealer and customer financing operations were ¥33,625.0 billion as of March 31, 2025, representing an increase of 6.1% as compared to the previous year. The majority of Toyota’s financial services are provided in North America. As of March 31, 2025, 53.9% of Toyota’s finance receivables were derived from financing operations in North America, 15.0% from Europe, 11.7% from Asia, 8.9% from Japan and 10.5% from other areas.

Approximately 40% of Toyota’s unit sales in the United States during fiscal 2025 included a finance or lease arrangement with Toyota. Because the majority of Toyota’s financial services operations are related to the sale of Toyota vehicles, a decrease in vehicle unit sales may lead to a contraction of Toyota’s financial services operations.

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

Other Financial Services

Toyota Finance Corporation launched its credit card business in April 2001 and began issuing Lexus credit cards in 2005 when the Lexus brand was introduced in Japan. As of March 31, 2025, Toyota Finance Corporation has 16.0 million card holders (including Lexus credit card holders).

All Other Operations

In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive business activities. Sales revenues for these activities totaled ¥1,447.1 billion in fiscal 2025, ¥1,368.1 billion in fiscal 2024, and ¥1,224.9 billion in fiscal 2023.

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

International Harmonization of Vehicle Regulations

The World Forum for Harmonization of Vehicle Regulations (“WP.29”) of the United Nations Economic Commission for Europe has developed certain international rules and regulations such as the UN Regulations (“UNR”) under the 1958 Agreement and the Global Technical Regulations (“GTR”) under the 1998 Agreement and has been working to promote international harmonization of the technical prescriptions for the construction and approval of wheeled vehicles. The UNR has been adopted in jurisdictions such as Japan, EU and Russia, and each participating party’s type approvals are mutually recognized under the 1958 Agreement. The parties to the 1998 Agreement include the U.S., China and India in addition to Japan, the EU and Russia, and 24 Global Technical Regulations have been established to date. As the progress of the international harmonization of technical prescriptions will lead to the reduction of the variations in product specifications from country to country, it is expected to lead to greater efficiency in Toyota’s product development.

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

In March 2024, the EPA announced a final rule for Tier 4 emission standards for passenger vehicles, light- duty trucks, medium-duty passenger vehicles and some heavy-duty vehicles from model year 2027 through 2032. The rule tightens criteria pollutant limits, requiring reductions in non-methane organic gases and nitrogen oxides emissions and a particulate matter cap, fully phased in by 2030-31. Under the current Trump administration, however, the EPA has initiated steps to roll back these standards, framing them as an overreach that effectively mandates electric vehicle adoption. This deregulation effort is expected to face legal challenges from environmental groups and states, potentially delaying or altering the implementation of the original rules.

California Standards

Under the federal Clean Air Act, the State of California has been permitted to establish its own vehicle emission control standards if it receives a waiver from the EPA that allows the California standards to preempt less-stringent federal standards. The EPA granted such a preemption waiver to California in January 2013. The waiver provided a legal basis for California’s Advanced Clean Cars (“ACC”) program.

In January 2012, the California Air Resources Board (“CARB”) adopted the ACC program, developed in coordination with the EPA and the federal National Highway Traffic Safety Administration (“NHTSA”). The initial ACC program included the Low-Emission Vehicle III (“LEV III”) regulations, which set progressively stringent standards to reduce emissions of volatile organic compounds, carbon monoxide, nitrogen oxides, and particulate matter. The regulations also addressed standards for evaporative emissions and extended vehicle useful life requirements.

CARB also implemented a “zero-emission vehicles” (“ZEV”) mandate under the ACC program, requiring manufacturers to sell a specified percentage of ZEVs—including Battery Electric Vehicles (“BEV”), Fuel Cell Electric Vehicles (“FCEV”) and certain advanced technology vehicles such as PHEVs that meet “partial zero-emission vehicles requirements”. Toyota’s MIRAI qualifies as a zero-emission vehicle. The current Prius Prime has been certified as a partial zero-emission vehicle. Toyota intends to continue to develop additional advanced technologies and alternative fuel technologies that will allow other vehicles to qualify as zero-emission vehicles or partial-zero-emission vehicles.

In November 2022, CARB finalized the Advanced Clean Cars II (“ACC II”) regulations, which include updated LEV IV exhaust emissions standards and an expanded ZEV sales mandate applicable to model years

2026 through 2035. LEV IV standards further tighten criteria pollutant limits for light- and medium-duty vehicles, while the ZEV mandate requires 100% of new passenger vehicles sold in California to be ZEVs by 2035, consistent with California Governor Newsom’s Order of 2020 (N 79 20).

As of 2025, legal challenges to the ACC II program are underway, including suits over CARB’s authority and the waiver granted by the EPA under the Clean Air Act, particularly as federal policy on vehicle electrification shifts under the current Trump administration. For example, the US legislature passed resolutions in May 2025 under the Congressional Review Act to disapprove California’s EPA waivers, and these resolutions were signed into law by President Trump on June 12, 2025. Developments like this create significant uncertainty around future enforcement of emissions standards, with potential legal battles ahead regarding states’ rights under the Clean Air Act.

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

Other States’ Standards

At least seventeen states and the District of Columbia have adopted regulations substantially similar to California’s LEV standards under Section 177 of the Clean Air Act. Also, as of 2025, fifteen of these states (Colorado, Connecticut, Maine, Maryland, Massachusetts, Minnesota, Nevada, New Jersey, New Mexico, New York, Oregon, Rhode Island, Vermont, Virginia and Washington) have adopted California’s ZEV program. Delaware and Pennsylvania have implemented the LEV standards but not the same ZEV standards. Several states have also adopted California’s ACC II regulations, mandating that 100% of new light-duty vehicle sales be ZEVs by 2035. As of 2025, some of these states’ measures face reversal, with state governors for example citing concerns over government mandates on consumers.

Canadian Standards

Canada has finalized vehicle emission standards equivalent to the federal standards in the United States in October 2014, in response to the strengthening of the federal vehicle emission standards in the United States applicable to model years 2017 to 2025. Furthermore, certain Canadian provinces have enacted or are considering enacting their own ZEV regulations. On January 11, 2018, the Ministry of Sustainable Development, Environment and the Fight against Climate Change of the Province of Quebec issued regulations on zero-emission vehicles including BEVs, FCEVs and PHEVs, among others. In July 2020, the Governor of British Columbia approved their own ZEV regulations. More recently, Prince Edward Island and Nova Scotia have introduced ZEV incentive programs and signaled interest in aligning with national ZEV targets through supportive policies and infrastructure development, though they have not yet enacted binding ZEV sales mandates. Canada also adopted a more stringent fuel regulation in 2017, reducing the annual average sulfur concentration of gasoline to 10mg/kg and implementing a credit system to secure compliance. In December 2023, Environment and Climate Change Canada decided to regulate zero-emission vehicles from model years 2026 to 2035, requiring 100% zero emissions for light-duty passenger vehicles and light-duty trucks sold after 2035.

European Standards

In 2007, the European Parliament adopted more stringent emission standards for passenger vehicles and light commercial vehicles. The effective date for phasing in these stricter standards for passenger vehicles was September 2014 for Euro 6. For light commercial vehicles, the effective date was September 2015.

The primary focus of Euro 6 is to limit further emissions of diesel-powered vehicles and bring them down to a level equivalent to gasoline-powered vehicles. The EU implements RDE regulations, which require manufacturers to conduct on-road emissions tests using portable emissions testers to demonstrate compliance. Since September 2017, manufacturers have been required to reduce the divergence between the regulatory limit tested in laboratory conditions and the values of RDE tests, and this divergence factor was made more stringent for all new vehicles effective January 2021. The EU also implements the Worldwide harmonized Light vehicles Test Procedure (“WLTP”), which was introduced on September 1, 2017. The OBD regulations have also been tightened in terms of both subject parts and regulatory values. On January 1, 2019, an improved WLTP that purports to eliminate test flexibilities and introduces on-board fuel and energy consumption monitoring devices took effect. In March 2023, further regulations came into effect to harmonize requirements with UNR, tighten RDE regulations, and tighten the method for calculating CO2 emissions for PHEVs.

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

Standards of Other Countries or Regions

At present, certain countries such as India, Thailand, Taiwan, Australia, New Zealand, Chile and Peru have also decided to introduce regulations equivalent to Euro 6.

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

In January 2012, as part of the ACC program, CARB set greenhouse gas standard for passenger cars and light duty trucks for model year 2015 through 2025.

Under the first Trump Administration, the EPA and the NHTSA proposed less stringent greenhouse gas emission standards and CAFE standards, and the withdrawal of California’s waiver to issue its own, more stringent greenhouse gas emission standards under the LEV III program. However, under the Biden Administration, the EPA and the NHTSA withdrew these proposed greenhouse gas emission standards and CAFE standards, and in March 2022, the EPA reinstated California’s authority to enforce its own greenhouse gas emissions standards.

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

In March 2024, the EPA issued a final rule setting greenhouse gas emissions standards for light-duty vehicles from model years 2027 to 2032, projecting an industry-wide average target of 85 grams of carbon dioxide per mile by model year 2032. This represents an almost 50% reduction from current levels and is expected to accelerate the market shift towards electrification. As required under Executive Order 14037, which set a goal that 50% of new vehicles sold in the United States in 2030 shall be ZEVs, the EPA coordinated and/or engaged with, among others, the Department of Transportation, labor unions, and states (including California) to develop these new standards.

Both the CAFE and greenhouse gas emissions standards are expected to remain dynamic in response to shifting federal policy priorities, technological developments, and market trends. The EPA and NHTSA may consider further tightening standards beyond model year 2032, for example, but future adjustments could also face legal and political challenges. As such, the regulatory landscape is likely to evolve, with periodic rulemakings, midterm reviews and potential litigation shaping the trajectory of vehicle emissions and fuel economy standards in the coming years.

European Standards

In April 2019, the European Parliament and the Council adopted new carbon dioxide standards for vehicles and light commercial vehicles. Under these standards, average emissions of the EU fleet of new vehicles and light commercial vehicles were set to be reduced by 15% lower than 2021 levels by 2025 and, by 2030, emissions were set to a further 37.5% and 31% reduction of 2021 levels for vehicles and light commercial vehicles, respectively. As such, the 2020 to 2024 EU-fleet wide average carbon dioxide emissions target for light commercial vehicles was 147 grams per kilometer, and for passenger vehicles, 95 grams per kilometer. Since 2021, these emissions targets have been tested using the WLTP.

As part of its “Fit for 55” package, on April 19 2023, the European Parliament and the European Commission adopted more stringent carbon dioxide emission standards for vehicles and light commercial vehicles. The new standards strengthen the 2030 targets from 37.5% to a 55% reduction for new passenger cars and from 31% to a 50% reduction for new light commercial vehicles, both relative to the 2021 baseline discussed above. In addition, the new standards introduce a new 2035 carbon dioxide target set at a 100% reduction for new vehicles and light commercial vehicles, again relative to the 2021 baseline. Since 2019, manufacturers failing to meet their targets have incurred penalties, which are currently set at €95 per vehicle from the first gram of target exceedance onwards.

On April 1, 2025, the European Commission proposed a one-time flexibility measure allowing manufacturers to meet 2025–2027 carbon dioxide targets over a three-year average rather than annually. This exemption was implemented as part of the Industrial Action Plan for the automotive sector, which aims to support investment in the clean transition while preserving overall climate ambition. Furthermore, since 2025, a zero- and low-emission vehicles (“ZLEV”) crediting system has been introduced to relax a manufacturer’s specific carbon dioxide emissions targets where the manufacturer produces numbers of ZLEV above specified benchmarks.

Chinese Standards

Fuel consumption regulations are being implemented pursuant to the Chinese National Standards (“GB”), and the manufacture and sale of vehicle models not meeting these regulations are prohibited. For light-duty passenger vehicles, GB27999-2011 was issued. In these Level 3 Fuel Consumption Regulations for passenger vehicles, the regulation framework was substantially revised, such as the introduction of new regulations requiring automobile manufacturers to meet standards of corporate average fuel consumption across models in addition to existing regulations requiring each model to meet consumption standards. Furthermore, in order to achieve the national target for average fuel efficiency for 2020, the following more stringent fuel consumption regulations have been enforced. First, GB19578-2014, which has been enacted to strengthen regulations for each model, is being applied to new models after January 2016. Second, GB27999-2014, which has been enacted as Level 4 Fuel Consumption Regulations for passenger vehicles to strengthen corporate average regulations, has been in effect since 2016. In 2021, the fuel economy test mode was changed from NEDC to WLTC, and the Level 5 Fuel Consumption Regulations for passenger vehicles to achieve the average fuel efficiency target by 2025, GB19578-2021 and GB27999-2019, has been in effect since 2021. As a further enhancement of fuel consumption regulations, GB19578-2024, which is the Level 6 Fuel Consumption Regulations for passenger vehicles, has been enacted and will take effect starting in 2026. GB27999 is also under consideration. For light commercial vehicles, GB20997-2015 was enacted, based on which Level 3 Fuel Consumption Regulations have been applied to all new vehicles from January 2018. As a further enhancement of fuel consumption regulations, GB20997-2024, which is the Level 4 Fuel Consumption Regulations for light commercial vehicles, has been enacted and will be applied to new vehicles from January 2026. Moreover, the implementation of the Life Cycle Assessment (LCA), which comprehensively regulates the amount of carbon dioxide emitted during the vehicle manufacturing, use, and disposal processes, among others, is being considered earlier than in the rest of the world.

With respect to large commercial vehicles, pursuant to GB30510-2018, Level 3 Fuel Consumption Regulations apply to new vehicles from July 2019 and are currently being enforced. In addition, in an effort to further strengthen fuel consumption regulations for the next generation, GB30510-2024, which is the Level 4 Fuel Consumption Regulations, has been enacted and will be applied to new vehicles from July 2025.

Standards of Other Countries or Regions

India, Saudi Arabia, Brazil, Chile, Mexico, Australia, New Zealand, South Korea and Taiwan have imposed regulations that require automobile manufacturers to reduce fuel consumption and carbon dioxide emissions.

Vehicle Safety

Japanese Standards

Japan has been participating in the 1958 Agreement of the UN and has a number of technical standards that are harmonized with the UNRs described below.

OBD testing to verify compliance with safety standards during vehicle inspections became mandatory for domestic vehicles starting October 2024 and will become mandatory for imported vehicles starting October 2025.

U.S. Standards

In November 2021, the Bipartisan Infrastructure Bill was signed into law by President Biden. It requires the NHTSA to create regulations that cover a wide range of vehicle safety matters, including advanced driver assistance technologies, enhancements to the U.S. New Car Assessment Program (“USNCAP”), Expansion of Event Data Recorder (“EDR”) requirements, and prevention of impaired driving. The NHTSA has so far completed several key rulemakings, including updates to USNCAP to incorporate pedestrian automatic emergency braking, blind spot detection, and lane keeping support, and has finalized a rule requiring automatic emergency braking systems in all passenger vehicles and light trucks by 2029. In addition, NHTSA has amended EDR regulations to expand the pre-crash data recording window.

Further public comment on strengthening USNCAP is anticipated, particularly regarding the inclusion of additional advanced safety features and pedestrian protection technologies. In the area of automated vehicles

(“AV”), while the federal government has not issued binding AV regulations beyond the policy-level AV 4.0 guidance released in 2020, recent federal actions indicate a possible shift. In April 2025, the Trump administration proposed easing AV deployment restrictions while maintaining incident reporting for higher-level automated systems. Meanwhile, California and other states continue to advance AV oversight in the absence of comprehensive federal standards, with California recently proposing to lift its ban on autonomous heavy-duty truck testing.

European Standards

In December 2019, the EU issued the revised General Safety Regulation to tighten the requirements concerning safety and the protection of vehicle occupants and vulnerable road users. This revised General Safety Regulation (which came into effect in July 2022) made certain vehicle safety equipment mandatory in a phased approach, including: automated emergency braking, emergency lane keeping systems, driver drowsiness and attention warning, intelligent speed assistance, reversing detection systems, tire pressure monitoring systems, and data recorders in case of an accident (“event data recorders”). In October 2024, Regulation (EU) 2024/2220 was published specifying the specific test procedures and technical requirements for event data recorders for heavy vehicles.

In relation to this, various UNRs were developed (as detailed further below). The General Safety Regulation has been updated regularly to reflect new UNRs. For the equipment for which UNRs have not been developed, such as automated driving systems for automated vehicles, the EU has established its own technical standards.

In order to adapt to new telecommunication technologies in the EU, Regulation (EU) 2024/1180 was adopted in April 2024, amending Regulation (EU) 2015/758 which governs a 112-based eCall in-vehicle system. Detailed requirements and test procedures for the approval of eCall systems are currently being revised to align with the new regulations, and are expected to be issued shortly.

United Nations Standards

A new UNR on Driver Control Assistance Systems (DCAS) which are a subset of Advanced Driver Assistance Systems (ADAS) as UNR No.171 and a new UNR on ACPE Acceleration Control for Pedal Error (ACPE) as UNR No.175 for being able to limit unintended acceleration of the vehicle when an accelerator control misapplication by the driver has been detected were entered into force in 2024.

The United Nations Economic Commission for Europe Working Party on Automated/Autonomous and Connected Vehicles (“GRVA”) has been continuing to advance global regulatory frameworks on automated driving systems (“ADS”).

Amendments to UNR No. 157 on Automated Lane Keeping Systems (“ALKS”) have increased the permissible operating speed for ALKS from 60 km/h to 130 km/h and introduced provisions for automated lane change functions.

GRVA has been actively developing a new UNR/GTR on Automated Driving Systems, with contributions from Canada, China, the EU, Japan, the UK and the US. Those new regulations aim to establish harmonized international technical requirements for ADS, encompassing functional safety, cybersecurity, software updates, and DSSAD (Data Storage System for Automated Driving) requirements. In parallel, amendment of all relevant UN GTRs and UNs for considering ADS fitness have been amending toward to voting at WP.29 in June 2026.

WP.29 has endorsed “Considerations on Artificial Intelligence in the context of road vehicles” at June 2024. GRVA is exploring regulatory measures addressing artificial intelligence. Now WP.29 will be exploring some instruments addressing artificial intelligence (“AI”) used in vehicles. Also, driver distraction, safety of children left in vehicles, awareness of vulnerable road users proximity, driver drowsiness and distraction warning system has been developing the Regulations.

Chinese Standards

Vehicle safety regulations in China were in general established having regard to the UNRs. However, China is adding its own requirements in consideration of the Chinese market and traffic environment, and establishing its own standards to improve the technological capabilities of its industries and to ensure international competitiveness. This is especially true in the area of “electrification,” or new energy vehicles (“NEVs”), which China is strongly promoting, and China’s own national technical standards on functions such as batteries, motors, and the charging and remote surveillance of NEVs have been made mandatory. Fuel-cell vehicles are subject to the supervising regulations on the safety of high-pressure gas in addition to the vehicle type approval requirement. Moreover, in accordance with the Made in China 2025 policy, the country considers “intelligentization” to be the next core technological area, and more than 100 standards for intelligent connected vehicles (“ICV”) are being developed (including automation, telecommunication and security). As is the case in the field of electrification, it is anticipated that more of China’s own standards will become mandatory in a short period in the future. In particular, in recent years, from the perspective of ensuring data security against the backdrop of the U.S.-China trade friction and other factors, China has been vigorously and rapidly promoting legislation to strictly control the extraterrestrial transfer of data acquired within China, and the automotive sector is no exception to this. Although the authorities have already mandated to obtain clearance for personal information and important data to be transferred outside of China through security review, there is a risk that Toyota will need a major review of the necessity for further development of new technologies or of the technology development system, including technology transfer to China, depending on the terms of future laws and regulations. Furthermore, with the rapid expansion of the commercialization of advanced driver assistance technologies by local IT companies and OEMs, the development of related standards is also progressing at a fast pace. Accidents occurring during the use of these functions have become a social issue, and it is anticipated that there will be a shift toward only permitting technologies that provide support even in complex driving scenarios, by establishing performance requirements that significantly exceed those of UNRs.

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

Pursuant to the Clean Air Act, the EPA has promulgated National Ambient Air Quality Standards (“NAAQS”) for six “criteria” pollutants including for particulate matter. The Clean Air Act requires that the EPA review and possibly revise these NAAQS every five years. On January 6, 2023, the EPA announced a proposed decision to revise primary (health-based) annual particulate matter (PM2.5) standard from 12.0 µg/m3 to within the range of 9.0 to 10.0 µg/m3. The EPA proposed to make no changes to the secondary (welfare-based) annual PM2.5 standard, primary and secondary 24-hour PM2.5 standards, and primary and secondary PM10 standards. In March 2024, the EPA announced a final rule, effective May 2024, lowering the primary (health-based) annual particulate matter (PM2.5) standard to 9.0 µg/m3. This revised standard, as well as any future NAAQS revisions to other criteria pollutants, could lead to additional pollution control requirements on the industry, including on Toyota’s manufacturing operations.

The rule has faced legal challenges from several states, including Louisiana and Texas, as well as industry groups. They argue that the EPA’s action was procedurally improper and failed to adequately consider economic impacts, and filed petitions for judicial review in the D.C. Circuit Court, In March 2025, EPA Administrator Lee Zeldin announced a formal reconsideration of the PM2.5 NAAQS, citing concerns about the previous administration’s standards and their potential impact on permitting processes. The legal challenges remain pending.

European Standards

In the EU, the Ambient Air Quality and Clearer Air for Europe Directive (Directive 2008/50/EC) sets the environmental standards for air quality. A revised Ambient Air Quality and Clearer Air for Europe Directive (Directive (EU) 2024/2881) entered into force on December 10, 2024, aligning 2030 EU air quality standards more closely with the World Health Organization recommendations. In particular, the new Directive cuts the allowed annual limit value for the main air pollutant, fine particulate matter ( PM2.5), by more than half. It also updates the air quality standards by lowering the permissible levels for twelve air pollutants. In relation to these Directives, environmental regulations, such as the National Emissions Ceilings Directive, or NEC Directive (2016/2284/EU), the Industrial Emissions Directive, or IED Directive (2010/75/EU), and Directive 2007/46/EC, which is intended to control on-road emission sources, have been established, and emissions are managed under these directives based on their source.

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

In order for each region, function, and in-house company to cooperate and support each other and prevent, mitigate, reduce, and appropriately control risks arising in business activities from a global perspective, Toyota has appointed a CRO and Deputy CRO (“DCRO”) in charge of risk management, as well as the head of risk management in each region. Toyota has also established the Governance, Risk, Compliance Subcommittee under the CRO’s supervision to identify, take action against, and monitor material risks from a company-wide perspective. The Governance Risk Compliance Meeting deliberates on material matters and submits reports and proposals as appropriate to the Board of Directors to promote our business. The following provides a brief overview of the organizational structure and collaborations between our bodies involved in risk management.

<Risk management promotion system>

Organizational Structure

Board of Directors
Governance Risk Compliance Meeting
Governance Risk Compliance Subcommittee
CRO/DCRO
<Respective group head at the parent company>
<Respective in-house Company>
Regional CEO
Regional Functions
Collaboration
Chief officers
Risk Manager by division
Collaboration
Presidents
Risk Manager by division
Collaboration

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

Approach to and Initiatives Towards Human Resources

Toyota and the Toyota Group have been focusing on human resource development since its foundation based on the philosophy that “monozukuri (manufacturing) depends on human resource development.”

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

1. Governance

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

With oversight by the Board of Directors, the CN Strategy Subcommittee monitors progress toward qualitative and quantitative targets for addressing climate issues. As part of such monitoring, the Board considers climate-related issues, including risks and opportunities related to products, such as fuel efficiency and emission regulations, as well as risks and opportunities related to low-carbon technology development. It also considers the financial impact of such factors.

These governance mechanisms are used to formulate long-term strategy, including the Toyota Environmental Challenge 2050, and in formulating and revising medium- to long-term targets and action plans.

Examples of decisions made by the Board of Directors in 2024 include the following.

•

Granting approval to invest in IONNA, a rapid charging network for BEVs in North America, with the aim of expanding the charging infrastructure essential for the widespread adoption of BEVs to achieve carbon neutrality.

•

Granting approval to execute a comprehensive partnership agreement with the Shanghai municipal government and establish a company to develop and produce BEVs and batteries. The new company will develop Lexus-branded BEVs, with production scheduled to begin in 2027 or later.

(b) Management’s Role in Assessing and Managing Climate-related Risks and Opportunities

The Board of Directors is Toyota’s ultimate decision-making and oversight body for addressing climate- related issues. The Sustainability Meeting, the Sustainability Subcommittee, the Carbon Neutral Strategy Subcommittee and the Governance, Risk, Compliance Subcommittee are the principal bodies for assessing and managing climate-related risks and opportunities. An overview of these bodies are shown below.

Meeting Bodies to discuss measures to address climate-related issues

(As of June 2025)

	Sustainability Meeting	Sustainability Subcommittee	CN Strategy Subcommittee	Governance, Risk, Compliance Subcommittee
Chairperson	President	Sustainability Senior General Manager and CCO	President of Carbon Neutral (CN) Engineering Development Center	Sustainability Senior General Manager and CCO
Members (number of people)	Executive Vice President (2), Outside member of the Board of Director (1), Outside Audit and Supervisory Committee Member (2), Operating Officer (1), CPO, CSO, CRO and CHRO, CCO, and others (5)	Outside member of the Board of Director (1), Outside Audit and Supervisory Committee Member (1), CRO and CHRO, CSO, CISO, and others (5)	Executive Vice President (2), Operating Officer (3), CPO, CSO, CISO, and others (10)	Outside member of the Board of Director (1), Outside Audit and Supervisory Committee Member (1), Operating Officer (1), CRO and CHRO, CSO, CISO, GCQO, and others (9)
Number of deliberation held in fiscal year 2025	5	3	2	5
Frequency of reports to the Board of Directors	When an important issue arises	When an important issue arises	When an important issue arises	When an important matter arises
Content	• To increase corporate value by deliberating, making decisions on, and promoting activities on key sustainability issues	• To report and deliberate on key management issues related to strengthening competitiveness over the medium to long term and responding to risks associated with environment, social issues, governance and the SDGs, while monitoring internal and external developments	• To cultivate a shared understanding of key global trends related to carbon neutrality and environmental issues • To report and deliberate on important management policies, such as targets and KPIs related to the above	• To deliberate, decide and promote activities on important issues and responses related to governance, internal control, corporate ethics, compliance, incidents, and general risk management in business and product strategies

CPO : Chief Production Officer
CSO : Chief Sustainability Officer
CHRO : Chief Human Resources Officer
CRO : Chief Risk Officer
CCO : Chief Compliance Officer
CISO : Chief Information & Security Officer
GCQO : Global Chief Quality Officer

(c) Processes for Managing Climate-related Risks and Coordination with Company-wide Risk Management Framework

Toyota approved and signed the TCFD recommendations in April 2019 and joined the TCFD Consortium, a platform for promoting collective action by companies, financial institutions and other entities in Japan. Toyota acknowledges the risks and opportunities present in climate change as key management concerns, uses the TCFD recommendations to identify risks and opportunities, and verifies the resilience of strategies through scenario analysis. Toyota utilizes the Toyota Global Risk Management Standard (TGRS), a company-wide risk management framework based on ISO standards and the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to identify all risks related to its global business activities. When necessary, Toyota forms cross-organizational task forces. The Governance, Risk, Compliance Subcommittee then monitors the progress of measures and works to promote risk management. In addition, important matters are deliberated at the Governance Risk Compliance Meeting and appropriately submitted to the Board of Directors to promote the advancement of our business.

Risks are assessed based on “magnitude of impact” and “vulnerabilities” and the timing of anticipated occurrences is noted to clarify the substantive financial or strategic impact on business.

Magnitude of impact calculated for risk assessment is rated on a five-point scale for each of the following factors: “finance,” “reputation,” “violation of laws and regulations,” and “business continuity” (“finance” is indexed as a percentage of sales). Vulnerabilities are assessed on the two elements of the “current status of countermeasures” and “probability of occurrence.”

Significant risks assessed by region, function (e.g., manufacturing, sales), and product based on the above criteria are assigned to risk owners. Each group chief officer or in-house company president supervise the activities of the companies, and at the subordinate level, the general managers supervise the activities of divisions and implement and monitor countermeasures.

Climate-related risks and opportunities are assessed by the Sustainability Subcommittee and the Carbon Neutral Strategy Subcommittee, in addition to the TGRS above. The following matters are discussed, and the response status is monitored and reviewed by the divisions in charge and relevant officers at the respective committees. Toyota strives to identify the various risks and opportunities that will arise from environmental issues, takes action while continuously confirming the validity of strategies such as the Toyota Environmental Challenge 2050 and works to enhance its competitiveness.

The Sustainability Subcommittee assesses and discusses the relevance of initiatives in consideration of issues related to promoting sustainability and perspectives of external stakeholders. The Carbon Neutral Strategy Subcommittee assesses and discusses the relevance of initiatives related to fuel economy regulations and procurement, direct operations such as CO2 emission regulations for plants, logistics, and other non-production locations, as well as water risks. Meetings of the above committees are attended by executive- or general manager-level members of relevant divisions, such as technology, environment, finance, purchasing, production, and sales. In conducting assessments, Toyota calculates current and future GHG emissions in its vehicles, production and sales, and supply chain operations, and assesses them against relevant scientific evidence-based pathways to reduced emissions. Significant risks and opportunities that require prompt response are reported to the Board of Directors as appropriate for response measures to be determined.

2. Strategy

Toyota’s Strategies (Fundamental approach of Toyota’s multi-pathway strategy)

Carbon neutrality is an urgent issue for cars to remain an essential part of society. The core idea of Toyota’s multi-pathway strategy is to offer a diverse range of mobility options that align with the future of energy and the needs and expectations of local communities and customers, while promoting the decarbonization of manufacturing and supply chains. The strategy’s basic premise is that we need to move away from fossil fuels from the perspective of the global environment and sustainability. Furthermore, over the medium- to long- term, renewable energy sources will continue to proliferate, with electricity and hydrogen emerging as the primary energy sources sustaining society. In the short term, however, it is critical to acknowledge global realities and implement changes in practical ways that maintain energy security. This is precisely why we are committed to contributing to the goal of carbon neutrality through a diverse lineup of mobility options that can utilize electricity derived from renewable energy, hydrogen, synthetic fuels, biofuels and other energy sources in anticipation of a future of electricity and hydrogen.

Existing infrastructure and assets must be used to practically and reliably reduce GHG emissions. Energy policies, such as renewable energy and charging infrastructure, and industrial policies, such as purchase subsidies, supplier support and battery recycling systems, are indispensable in the goal of achieving carbon neutrality in the automotive industry. Responses must also be developed to address uncertainties related to national energy policies, industrial policies, and customer choice.

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

Toyota verifies the resilience of its multi-pathway strategy through scenario analysis.

Processes for Identifying and Assessing Climate-related Risks and Opportunities

Toyota identifies and assesses climate-related risks and opportunities and evaluates the resilience of its strategies by having an internal team of climate change experts and external specialists conduct scenario analysis based on future society projections.

Scenario Analysis Overview

Scenario analysis is conducted based on the scenario analysis process outlined in guidance from the TCFD and the Ministry of the Environment of Japan.

Identifying and assessing risks and opportunities

- Identification of risk drivers
- Analysis of drivers of risks and opportunities
- Incorporation of risks identified through TGRS
- Assessment of the occurrence and impacts of risks in each scenario

Scenario definitions

- Selection of reference scenarios
- Clarification of assumptions and perspectives for each scenario

Financial impact assessments

- Clarification of the correlation between risks and opportunities and financial performance indicators that may be affected
- Assessment of the relevance with priority management themes
- Assessment of financial impacts in line with scenarios

Resilience analysis

- Organization of Toyota's initiatives to minimize risks and maximize opportunities
- Clarification of links between social issues and our initiative to achieve scenarios
- Verification of the validity and the strategic resilience

We visualize this chart based on the guidance provided by the TCFD and Ministry of the Environment of Japan

(i) Businesses subject to analysis

•	Transition risks: Automotive businesses and supply chains of Toyota Motor Corporation and its consolidated subsidiaries

•	Physical risks: Toyota vehicle production sites of Toyota Motor Corporation and its consolidated subsidiaries and unconsolidated subsidiaries

(ii) Definition of time frame

•	Risk periods are set in the following table.

	Period	Reasons for adoption

Long term	By 2050	Target year for Toyota Environmental Challenge 2050

Medium term	By 2030	2030 Milestone, validated and approved by SBTi*

Short term	Between now and 2025	7th Toyota Environmental Action Plan

*

Science Based Targets initiative (“SBTi”) is an initiative established by the Climate Disclosure Project, the United Nations Global Compact, World Resources Institute and the World Wide Fund for Nature. Toyota’s emissions reduction targets for Scope 1 and 2 and Scope 3 Category 11 GHG emissions were validated and approved by SBTi in September 2022 with reference to a base year of 2019. SBTi validates and approves the Scope 1 and 2 emissions reduction targets according to science-based criteria established by SBTi aimed at limiting the global average temperature increase to 1.5°C above pre-industrial levels. With regard to automobile companies, SBTi also validates and approves Scope 3

Category 11 emissions (gCO2e/km) reduction targets according to their science-based criteria aimed at holding the increase in the global average temperature to well below 2°C above pre-industrial levels, in conjunction with the above-mentioned validation.

(iii) Impact assessment periods

•	Transition risks: 2030–2035

•	Physical risks: 2050 and 2090

Identification and Assessment of Risks and Opportunities

Toyota identifies key drivers of risks and opportunities (risk drivers) related to climate changes based on future-society scenarios from the perspectives of transition risks (policy/regulation, market, technology, reputational) and physical risks (acute/chronic). Starting from these identified risk drivers, Toyota conducts a comprehensive analysis to map out the factors that could lead to specific risks and opportunities, in order to ensure a thorough identification of risks and opportunities. By incorporating the risks and opportunities identified in TGRS into those identified through this factor analysis, Toyota evaluates how the manifestation and magnitude of impact of these risks and opportunities may change under different climate scenarios that cover the risk drivers (e.g., under the 4°C scenario, the impact of physical risks is assessed by analyzing the geographic information of Toyota’s global production sites).

Selecting Scenarios

The following published scenarios have been selected as reference scenarios.

•	1.5ºC scenario (multiple published scenarios such as IEA*[1] IPCC*[2] AR6 WG 3*3)

•	4ºC scenario (IPCC AR6 WG1*[4] SSP5-8.5*5)

*1	International Energy Agency

*2	Intergovernmental Panel on Climate Change

*3	Working Group III contribution to the Sixth Assessment Report by IPCC

*4	Working Group I contribution to the Sixth Assessment Report by IPCC

*5	Combined scenario of Shared Socioeconomic Pathway and Representative Concentration Pathway RCP 8.5

Approach to Scenario Selection

Toyota considers that the future of energy that supports society will ultimately converge on electricity and hydrogen, driven by the widespread adoption of renewable energy. However, Toyota also acknowledges that, at present, energy landscapes vary significantly across countries and regions, resulting in differing paces of transition. In light of recent global developments, discussions have begun on how to balance environmental issues and economic security. At the same time, Toyota has observed a slowdown in renewable energy investments due to inflation around the world, as well as weaker sales of BEVs in markets such as North America and Europe.

Against this backdrop, Toyota’s multi-pathway strategy is designed to advance a transition that is in line with reality, by offering a range of mobility options that align with the reality of energy and diverse customer needs in the short term, while anticipating a future of electricity and hydrogen in the medium- to long-term.

Discussions are also underway in international forums such as the Conference of the Parties (COP) to the United Nations Framework Convention on Climate Change on transitional measures for the period leading up to the future, mitigation measures tailored to the circumstances of each country and region, and the introduction of diverse decarbonization measures.

In light of the above, in the 1.5°C scenario analysis, for passenger vehicles, Toyota has verified the resilience of strategies, taking into account not only the IEA Net Zero Emissions (NZE) scenario—which emphasizes the adoption of BEVs and PHEVs as primary decarbonization measures—but also other 1.5°C scenarios that reflect regional characteristics and diversification of mitigation measures (e.g., carbon dioxide removal (CDR) technologies, carbon capture and storage (CCS) technologies, and carbon-neutral fuels).

Toyota has summarized the key assumptions and perspectives underlying each scenario and has identified the following challenges associated with their realization.

The IEA NZE scenario assumes a global acceleration in the use of renewable energy and the widespread adoption of BEVs in the automotive sector, leading to a rapid reduction in GHG emissions. However, in practice, the pace of these initiatives is expected to vary by region, depending on local energy conditions and policy developments.

Under other 1.5°C scenarios, the types and adoption volumes of biofuels may vary by region due to factors such as competition with food production and different supply volumes owing to land use constraints. Additionally, the market adoption of decarbonization technologies requires significant initial investment, which may result in varying degrees of progress depending on investment conditions (over time, as these technologies become more widely adopted in the market, we expect costs to be optimized).

Financial Impact Assessment

Toyota has verified the causal relationships between the identified risks and opportunities and financial indicators. By evaluating the relevance and significance of management themes—such as mobility concepts—and key sustainability initiatives in relation to the identified risks and opportunities, taking into account the assumptions specific to each scenario, Toyota has assessed the potential financial impacts of the identified risks and opportunities.

Resilience Analysis

Overview of Resilience Analysis

In pursuit of carbon neutrality, Toyota’s multi-pathway strategy is designed to practically advance a transition by offering a range of mobility options tailored to the unique fuel and infrastructure needs of each region in anticipation of a future of energy. Toyota references the TCFD framework in conducting scenario analysis, and applies a 1.5°C scenario for transition risks and a 4°C scenario for physical risks to identify climate-related risks and opportunities and to assess their financial impacts.

In light of recent global developments and ongoing international discussions on climate change, Toyota has compared and examined not only the IEA NZE scenario but also other 1.5°C scenarios. Recognizing that any scenario assumptions may be subject to certain limitations, Toyota carefully considers these factors in outlining its initiatives to minimize identified risks and capture opportunities, while outlining its initiatives that can contribute to addressing social challenges associated with the realization of each scenario. By doing so, Toyota validates the resilience of its business activities.

1.5°C Scenario Analysis

<Examination of the IEA NZE Scenario>

The IEA has identified the following challenges that must be addressed to achieve the NZE scenario.

As the decarbonization of electricity progresses through the active adoption of renewable energy, in the transportation sector, the passenger vehicle segment is expected to undergo the shift to BEVs, leading to a rapid reduction of GHG emissions after 2030, and ultimately achieving net zero emissions by 2050. To realize this pathway, governments around the world are expected to implement ambitious climate policies, including the introduction or strengthening of carbon pricing mechanisms, more stringent fuel economy regulations, and bans on the sale of new internal combustion engine vehicles. In parallel, governments are anticipated to expand incentive programs to further promote the adoption of BEVs. Driven by these policy measures and increasing environmental awareness among consumers, the market is expected to embrace BEVs. On the technology front, advancements are anticipated in vehicle electrification, innovative battery development, and the deployment of energy management systems that utilize renewable electricity. These developments are expected to facilitate the broader electrification of society and the transition to renewable energy sources. As a result, improvements in energy efficiency are expected to lead to a reduction in overall energy consumption across society.

The transition risks in this scenario include the following:

•	Fines if fuel efficiency, GHG, or ZEV regulations are not complied with;

•	Reduced production or lower sales volumes resulting from sudden product changes required to comply with new regulations;

•	Higher research and development expenses associated with the development of new powertrain technologies;

•	Supply shortages and increased procurement costs due to increased demand for raw materials related to BEVs as vehicle electrification accelerates; and

•	Higher manufacturing costs due to persistently high prices (including I-REC prices) of renewable energy as its share in the energy mix expands.

Toyota is taking the following measures to minimize these risks.

There are the following social challenges to achieving the IEA NZE scenario:

•	Implementation of policies to promote the adoption of renewable energy;

•	Execution of investments, establishment of social systems to secure battery materials, and development of recycling technologies;

•	Technological innovation for decarbonization and cost reduction in the use of electricity and hydrogen; and

•	Development of charging infrastructure to support the spread of electric vehicles.

In response to these social challenges, Toyota is contributing through the following initiatives while also minimizing its own risks.

<Comparison and Examination of Other 1.5°C Scenarios>

In 2024, in addition to the IEA NZE scenario, Toyota compared and examined multiple 1.5°C scenarios published by the IPCC and various research institutions in order to analyze regional values and differences in greater detail. As pathways toward achieving the Paris Agreement’s 1.5°C target, for the energy sector, comparisons and examinations were made regarding not only renewable energy utilization but also the introduction of a variety of technologies such as carbon capture and storage (CCS). For the transport sector, comparisons and examinations were made regarding vehicle electrification, the use of fuel-efficient vehicles, and the spread of low-carbon fuels and carbon-neutral fuels such as biofuels and synthetic fuels. Furthermore, for emerging countries, the utilization of low-carbon energy sources such as biomass of various regions and, during the transition period, the use of fossil fuels in combination with Carbon Capture, Utilization, and Storage (CCUS) were also examined. With the implementation of the initiatives aimed at achieving both economic development and carbon neutrality, as well as the development of diverse energy infrastructures such as low-carbon fuels and carbon-neutral fuels, it is anticipated that consumers will select a variety of energy sources and powertrains based on lifestyle and convenience.

The social challenges involved in realizing these scenarios are more diverse compared to the IEA NZE scenario. For example, there is a need for the development of technologies for low-carbon fuels and carbon-neutral fuels — such as hydrogen, biofuels, and synthetic fuels — that are suited to the specific conditions of each country or region. Additionally, support for the introduction of these fuels during their initial stages of adoption, as well as resolving issues such as competition with food resources related to biofuels and reducing costs, are important considerations. Other challenges include the allocation of carbon-neutral fuels among different sectors and the development of technologies and policy support to ensure a stable energy supply.

The transition risks associated with these scenarios include the following: The transition risks related to the promotion of BEVs are similar to those in the IEA NZE scenario, but considering the current status of BEV adoption and the review of policies in each country and region, the impact on Toyota’s strategy and finances is relatively small; research and development costs are expected to increase due to the diversification of automotive fuels; and in addition to electricity, the procurement costs for energy are expected to rise as the decarbonization of energy sources such as gas and liquid fuels progresses.

Toyota's initiatives to minimize risk

Worldwide	• Collaborating with regional headquarters to monitor regulatory trends in each region and quickly incorporate into product planning • Developing technologies that promotes electrification with the efficient utilization of battery feedstocks (practical BEV) • Cooperating with key stakeholders to develop technologies using renewable electricity and hydrogen, such as solar cells, water electrolysis systems, and hydrogen

Collaborating with partners across industries to encourage the use of CN fuels.

Japan	• Idemitsu Kosan Co., Ltd., ENEOS Corporation, Mitsubishi Heavy Industries, Ltd., and Toyota Motor Corporation have started to explore the widespread adoption of fuels for automobiles
The U.S.	• Conducted public road tests of research fuels with Exxon Mobil Corporation and a low-carbon fuel fueling demonstrations for new vehicles with Chevron Corporation
Worldwide	• Expand efforts to increase the use of CN fuels in line with local energy conditions as it is necessary to reduce GHG emissions from vehicles owned to achieve lifecycle CN by 2050

Toyota is also taking the following measures to minimize risks associated with a 1.5°C scenario.

Through scenario analysis, it was found that there are various pathways toward achieving the 1.5°C target in alignment with the Paris Agreement, and each pathway has its own conditions for realization and associated social challenges. Furthermore, as a company with a global market, Toyota has reconfirmed that rather than specializing in or limiting itself to a single measure or technology, it is effective to adopt a variety of measures and technologies that can respond to various pathways and uncertainties (multi-pathway strategy) to meet different markets and stakeholders’ demands in each country and region. The following is a table showing other various types of risks and what we are doing to minimize their impact.

4ºC Scenario Analysis

The IPCC SSP5-8.5 is a scenario that represents the highest emissions pathway, assuming ongoing economic development driven by fossil fuels and the absence of climate policies, and it is used to assess physical risks.

The main physical risks under this scenario include interruptions to production and sales caused by supply chain disruptions stemming from more frequent and severe natural disasters, as well as impacts on factory operations affected by water shortages and rising water costs. In addition, as part of screenings for high-risk sites in light of the actual conditions of recent natural disasters, Toyota conducted screenings for high-risk sites using the geographical coordinates of domestic (137) and overseas (73) business locations for flooding hazards caused by river flooding, inland flooding, and storm surges. As a result of the screening, risk assessments were carried out on domestic and overseas locations where changes in the future due to climate change were identified and deemed as requiring attention (Grade B or higher).

Through the scenario analysis, river flooding, inland flooding, and storm surge risks were identified at some domestic and overseas business sites. However, it was found that the impact on local business operations is minor. It was also found that by implementing improvements through PDCA cycles, such as disaster drills, the effectiveness of our BCP has been enhanced, resulting in faster recovery times in the event of a disaster. Toyota has positioned this initiative as “Business Continuity Management (“BCM”*1)”, and is advancing it as a three-pronged effort involving employees and their families, the Toyota Group, suppliers, and dealers, and Toyota. We will continue to promote and strengthen these activities going forward.

*1	Business Continuity Management: An operational management framework established to ensure that each countermeasure plan set forth in the BCP functions as a practical and executable measure.

As a result of the resilience analysis, Toyota is planning a lineup that will be accepted by its customers and will contribute to the development of each country and region, based on Toyota’s philosophy of aiming to serve as the “best-in-town,” while taking into account various economic and energy conditions. This multi-pathway strategy has been shown to demonstrate strong resilience in the worlds envisioned by a wide range of scenarios. As noted in the IPCC report, achieving the 1.5°C target set by the Paris Agreement requires various pathways, which may vary depending on regional energy conditions and policies. Since achieving this goal involves multiple industries, collaboration with partners, including the promotion of carbon-neutral fuels, is essential. Toyota supports the Paris Agreement and is taking action in line with it. Alignment with the Paris Agreement is important, and together with our partners, Toyota will promote vehicle development and social infrastructure creation based on its mobility concept, and will make every effort to achieve carbon-neutral by 2050. Going forward, Toyota will continue to assess scenarios, review risks and opportunities in light of changes in internal and external conditions, and incorporate these into its strategy to further enhance resilience.

Transition Plan

Toyota has set GHG reduction targets as part of its transition plan in response to the above-mentioned risks and opportunities.

Multiple scenarios are used to validate the feasibility of Toyota’s transition plan.

Risks and opportunities are incorporated into project-related financial planning to solidify transition plans under Toyota’s multi-pathway strategy.

Project investments that exceed a specified amount must be approved by the Board of Directors.

3. Metrics and Targets

(a) Metrics Used by the Organization to Assess Climate-related Risks and Opportunities in Line with Its Strategy and Risk Management Process

Toyota constantly monitors global trends and customer feedback to identify future challenges and promote solutions through new ideas and technologies. At the same time, global environmental issues such as climate change, water shortages, resource depletion, and biodiversity loss are expanding and becoming more serious every day. Toyota believes that setting multiple metrics to comprehensively manage climate-related risks and opportunities is important as a measure for adaptation to and mitigation of climate change. As such, the metrics include not only the amount of GHG emissions but also other elements deeply related to climate change, such as energy, water, resource recycling, and biodiversity.

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

In September 2022, Toyota received certification and approval from SBTi for its reduction targets for Scope 1, Scope 2, and Scope 3 Category 11 emissions with a reference year of 2019 as shown in the table below, and is updating its mid-term targets accordingly. Considering carbon pricing promotes the review of high-emission businesses, Toyota is using a certain carbon price as an indicator within the company and utilizing it in the consideration of capital investments and other matters. Since taking carbon pricing into account encourages the reassessment of high-emission businesses, Toyota utilizes a set internal carbon price as a benchmark for evaluating capital investments and related decisions.

Validation and Approval for Toyota's Emissions Reduction Targets by the Science Based Targets initiative (SBTi)

Emissions		Target year	Base year	Reduction rate	Validation / Approval class
Scope 1 and 2		2035	2019	68%	1.5°C
Scope 3 category 11 (emission intensity)	Passenger cars and light commercial vehicles	2030		33.3%	Well Below 2°C
	Medium and heavy freight trucks			11.6%	

*3 SBTi validates the Scope 1 and 2 emissions reduction target of a company as in line with the science-based criteria established by SBTi to limit the global average temperature increase to 1.5°C above pre-industrial levels. With regard to automobile companies, SBTi also approves Scope 3 Category 11 emissions (g-CO_2e/km) reduction targets as in line with the science-based criteria to hold the increase in the global average temperature to well below 2°C above pre-industrial levels, in conjunction with the above-mentioned validation.

In April 2023, Toyota announced its goal to reduce the average GHG emissions from the operation of new vehicles sold globally by 33% by 2030 and by over 50% by 2035, compared to 2019 levels.

In setting executive compensation to enhance corporate value, Toyota considers it essential for directors to be able to contribute to addressing environmental issues such as climate change and social challenges related to Toyota Motor Corporation and its value chain, and therefore designates this as a required skill when appointing directors. To achieve the goal of enhancing corporate value, Toyota is striving to improve environmental initiatives through an executive compensation system linked to both financial and non-financial indicators.

Long-term Targets and Medium-term Targets

The following table provides additional details with respect to our long-term and medium-term targets, and how those targets contribute to various sustainable development goals.

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

For a detailed discussion of our research and development infrastructure, see “Item 5. Operating and Financial Review and Prospects — 5.C Research and Development, Patents and Licenses.”

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

Because Toyota had more than 50 overseas operations in 27 countries and regions as of March 31, 2025, procurement of parts and components is being carried out not only locally in the country of the production site but also from third countries. As a result, the distribution network has become increasingly complex. In order to realize timely and efficient distribution while minimizing costs, Toyota is promoting efforts to optimize each stage of the supply chain. To this end, Toyota has developed a standardized system of global distribution and is supporting the operation of the system at each production base. The use of the global distribution system aims at implementing parts procurement that meets changes in vehicle production in a timely manner. These varying efforts, combined together, have led to maximized customer satisfaction, as well as to building a good working relationship with Toyota’s suppliers.

Toyota aims to share information and collaborate among the procurement divisions in each of the regions throughout the world in order to procure parts and materials from the most competitive suppliers among Toyota factories located in various areas worldwide. At the same time, Toyota carries out streamlining efforts together with suppliers in each country in order to achieve sustainable growth. Toyota has been working on cost reduction measures, referred to as RR-CI (ryohin-renka, or cost innovation) and VA (value analysis) activities, which aims to eliminate waste in all processes from design to production while ensuring the reliability and safety of each part. Through these activities, Toyota focuses on “developing a real cost-competitive structure” by working together with suppliers.

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

Capital Expenditures and Divestitures

Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2022 and March 31, 2025, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan
Investment primarily in technology and products by Toyota Motor Corporation	1,612.9	Japan	Internal funds, financing from issuance of bonds, etc.
Investment primarily in technology and products by Prime Planet Energy & Solutions, Inc.	129.2	Japan	Capital Increase
Investment primarily in technology and products by Toyota Auto Body Co., Ltd.	96.4	Japan	Internal funds
Investment primarily in technology and products by Hino Motors, Ltd.	73.6	Japan	Internal funds
Investment primarily in technology and products by Toyota Motor Kyushu, Inc.	62.4	Japan	Internal funds

Outside of Japan
Investment primarily to promote localization by Toyota Battery Manufacturing, Inc.	646.3	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	186.3	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing De Guanajuato, S.A. de C.V.	185.3	Mexico	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing, Indiana, Inc.	175.5	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing Canada, Inc.	137.4	Canada	Internal funds
Investment primarily to promote localization by Toyota Motor Thailand Co., Ltd.	107.2	Thailand	Internal funds
Investment primarily to promote localization by Toyota Motor Technical Center (China) Co., Ltd.	105.0	China	Internal funds
Investment primarily to promote localization by Toyota do Brazil LTDA.	85.3	Brazil	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing, Texas, Inc.	68.6	United States	Internal funds

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Investment primarily in leased automobiles by Toyota Motor Credit Corporation	6,202.5	United States	Internal funds, financing from issuance of bonds, etc.

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2025 and March 2026, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan
Investment primarily in manufacturing facilities by Toyota Motor Corporation	890.0	Japan	Internal funds

Outside of Japan
Investment primarily in manufacturing facilities by Toyota Battery Manufacturing, Inc.	221.0	United States	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Manufacturing Canada Inc.	123.9	Canada	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Kentucky, Inc.	118.6	United States	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Europe NV/SA	110.3	Belgium	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Indiana, Inc.	108.6	United States	Internal funds

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

Toyota is named as a defendant in an economic loss class action lawsuit in Australia in which damages are claimed on the basis that diesel particulate filters in certain vehicle models are defective. On April 7, 2022, March 27, 2023, and November 6, 2024, Toyota received unfavorable judgments in the court of first instance, the Federal Court of Australia, and the High Court of Australia, respectively. The judgments included a finding that there was a perceived reduction in vehicle value of certain vehicle models. However, the High Court remanded the case to the court of first instance for further proceedings to determine the specific calculation of the reduction in vehicle value. Other claims of economic loss in this class action lawsuit continue to be litigated at the court of first instance. In calculating the provision we should record in the consolidated financial statements as a result of the aforementioned judgments, Toyota has considered various factors including the legal and factual circumstances of the case, the contents of the judgement of the court of first instance and the Federal Court of Australia, and the views of legal counsel. The currently estimated probable economic outflow related to the class action is immaterial to Toyota’s consolidated financial position, results of operations and cash flows. At this stage, however, the final outcome and therefore ultimate financial liability for Toyota on account of this matter cannot be predicted with certainty.

In April 2020, Toyota reported possible anti-bribery violations related to a Thai subsidiary to the SEC and the U.S. Department of Justice (“DOJ”) and has been cooperating with these investigations. In June 2025, the DOJ informed Toyota that it has closed its investigation into the matter. Investigations by governmental authorities related to these matters could result in the imposition of penalties, fines or other sanctions, or litigation. Toyota cannot predict the scope, duration or outcome of these matters at this time.

On March 4, 2022, Hino Motors, Ltd., a publicly traded Japanese company that produces and sells commercial trucks and buses, and of which Toyota owns 50.18% of the voting interests as of March 31, 2025, disclosed that it had voluntarily commenced an investigation into potential issues regarding emissions performance and certification in the North American and Japanese markets, and that it has reported such issues to and is cooperating with the relevant authorities. Hino announced that, through such investigation, it identified past misconduct in relation to its applications for certification concerning the emissions and the fuel economy performance of certain of its engines for the Japanese market. In Japan, Hino was subject to an on-site inspection from the MLIT, and received a corrective action order from it. From October 7, 2022 to May 22, 2024, Hino submitted recurrence prevention reports to the MLIT. The MLIT has also revoked certain of the “type approvals” (that is, approvals that exempt new vehicles or vehicles with certain equipment from individual testing by government inspectors prior to sale) and the fuel consumption ratings relating to certain engine models. Hino has also further agreed to compensate certain of its customers in Japan for certain additional motor vehicle taxes that have become payable on account of the misconduct, as well as in connection with vehicles with engines with respect to which there were fuel efficiency problems. The investigation by Hino’s special investigation committee for engines for the Japanese market has been completed; however, some verification, investigations and communications with related parties are still ongoing.

In Canada, Hino and certain of its subsidiaries were sued in a putative class action in the Supreme Court of British Columbia, Canada, on October 19, 2023, and a similar lawsuit was filed in the Superior Court of Quebec, Canada. Hino entered into a settlement agreement with the plaintiffs on November 13, 2024.

With respect to the United States, a lawsuit naming Hino and certain of its subsidiaries as defendants in a putative class action lawsuit was filed at the U.S. District Court for the Southern District of Florida claiming damages related to Hino’s vehicles sold in the U.S. from 2004 to 2021. Hino entered into a settlement agreement with the plaintiff on October 25, 2023 and received final approval of the court on April 1, 2024 (local time). In addition, the DOJ and other U.S. agencies commenced an investigation with respect to potential violations of relevant laws and regulations regarding the certification of certain of Hino’s engines for the U.S. market. On January 16, 2025, Hino reached an agreement with the DOJ to resolve its criminal investigation into engine emissions certification testing and performance issues in the U.S. market. Hino and its U.S. subsidiaries also reached a consolidated civil resolution with U.S. federal and California government authorities to resolve their civil investigations into the issues.

In these resolutions, Hino agreed to the payment of criminal and civil penalties. In addition, Hino has stated that, after obtaining approval of the authorities in the civil settlement, it will implement measures for the engines in the market and a project for reducing environmental burdens. Furthermore, Hino has stated that it will extend warranties for vehicles in the wake of the settlement in the class action lawsuit filed in the U.S., the civil settlement with the U.S. authorities, and the tentative settlement in the class action lawsuit filed in Canada.

In addition, on April 17, 2023, a lawsuit against Hino and its subsidiaries as defendants in a representative action lawsuit has also been filed in Australia as a class action lawsuit. In the lawsuit, the plaintiffs claimed that they had suffered loss and damage resulting from alleged misleading or deceptive conduct in relation to non-compliance of the affected vehicles with emissions standards and fuel efficiency standards. Hino entered into a settlement agreement with the plaintiff on February 14, 2025.

For the year ended March 31, 2025, Toyota recorded ¥281,140 million in costs and expenses related to the Hino certification issues described above. This amount covers costs associated with the aforementioned resolutions with the U.S. authorities, the settlement of the class action litigation in Canada, and the legal settlement in Australia, to the extent that Toyota can reasonably estimate them based on available information.

Similar lawsuits have been filed, and may be filed in the future. Investigations by governmental authorities, as well as civil litigation, related to these matters could result in the imposition of further civil or criminal penalties, fines or other sanctions, damages awards, or other consequences. Except as stated above, Toyota cannot predict the scope, duration, or outcome of these matters described above at this time. See “Item 4. Information on the Company — 4.B Business Overview — Selected Initiatives” for further discussion of these and related matters.

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

4.C ORGANIZATIONAL STRUCTURE

As of March 31, 2025, Toyota Motor Corporation had 209 Japanese subsidiaries and 376 overseas subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership interest and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
		%	%
Toyota Financial Services Corporation	Japan	100.00	100.00
Hino Motors, Ltd.	Japan	50.11	50.18
Prime Planet Energy & Solutions, Inc.	Japan	51.00	51.00
Daihatsu Motor Co., Ltd.	Japan	100.00	100.00
Toyota Finance Corporation	Japan	100.00	100.00
Toyota Auto Body Co., Ltd.	Japan	100.00	100.00
Toyota Motor Kyushu, Inc.	Japan	100.00	100.00
Toyota Motor East Japan, Inc.	Japan	100.00	100.00
Woven by Toyota, Inc.	Japan	100.00	100.00
Toyota Motor Engineering & Manufacturing North America, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00	100.00
Toyota Motor North America, Inc.	United States	100.00	100.00
Toyota Motor Credit Corporation	United States	100.00	100.00

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00	100.00
Woven Capital, L.P.	United States	100.00	100.00
Toyota Motor Manufacturing, Texas, Inc.	United States	100.00	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00	100.00
Toyota Battery Manufacturing, Inc.	United States	90.00	90.00
Toyota Motor Manufacturing Canada Inc.	Canada	100.00	100.00
Toyota Motor Europe NV/SA	Belgium	100.00	100.00
Toyota Motor Manufacturing France S.A.S.	France	100.00	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00	100.00
Guangqi Toyota Engine Co., Ltd.	China	70.00	70.00
Toyota Motor (China) Investment Co., Ltd.	China	100.00	100.00
Toyota Motor Finance (China) Co., Ltd.	China	100.00	100.00
Lexus Electrified Shanghai Co., Ltd.	China	100.00	100.00
Toyota Motor Asia (Singapore) Pte. Ltd.	Singapore	100.00	100.00
Toyota Leasing (Thailand) Co., Ltd.	Thailand	90.00	90.00
Toyota Motor Thailand Co., Ltd.	Thailand	86.43	86.43
Toyota Motor Asia (Thailand) Co., Ltd.	Thailand	100.00	100.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00	100.00
Toyota Finance Australia Ltd.	Australia	100.00	100.00
Toyota do Brasil Ltda.	Brazil	100.00	100.00

4.D PROPERTY, PLANTS AND EQUIPMENT

As of March 31, 2025, Toyota and its affiliated companies produced automobiles and related components through more than 50 overseas manufacturing organizations in 27 countries and regions besides Japan. The facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Czech Republic, Poland, Thailand, China, Taiwan, India, Indonesia, South Africa, Argentina and Brazil.

In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities and research and development facilities.

The following table sets forth information, as of March 31, 2025, with respect to Toyota’s principal facilities and organizations, all of which are owned by Toyota Motor Corporation or its subsidiaries. However, small portions, all under approximately 20%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Land Area (thousands of square meters)	Number of Employees	Principal Products or Functions
Japan (Toyota Motor Corporation)
Toyota Technical Center Shimoyama	Toyota City, Aichi Pref.	5,573	1,751	Research and Development
Tahara Plant	Tahara City, Aichi Pref.	4,029	6,519	Automobiles
Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	2,725	22,930	Research and Development
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref	2,719	2,410	Research and Development
Motomachi Plant	Toyota City, Aichi Pref.	1,575	8,078	Automobiles
Tsutsumi Plant	Toyota City, Aichi Pref.	1,004	4,848	Automobiles
Kinu-ura Plant	Hekinan City, Aichi Pref.	910	2,507	Automobile parts
Honsha Plant	Toyota City, Aichi Pref.	623	1,817	Automobile parts

Facility or Subsidiary Name	Location	Land Area (thousands of square meters)	Number of Employees	Principal Products or Functions
Myochi Plant	Miyoshi City, Aichi Pref.	555	1,425	Automobile parts
Toyota Woven City	Susono City, Shizuoka Pref	263	0	Research and Development

Japan (Subsidiaries)
Daihatsu Motor Co., Ltd.	Ikeda City, Osaka, etc.	7,721	10,812	Automobiles
Hino Motors, Ltd.	Hino City, Tokyo, etc.	5,795	11,950	Automobiles
Toyota Auto Body Co., Ltd.	Kariya City, Aichi Pref., etc.	2,141	11,732	Automobiles
TOYOTA Mobility Tokyo Inc.	Minato-ku, Tokyo, etc.	386	6,436	Sales facilities
Prime Planet Energy & Solutions, Inc.	Chuo-ku, Tokyo, etc.	300	4,014	Automobiles

Outside Japan (Subsidiaries)
Toyota Battery Manufacturing, Inc.	North Carolina, U.S.A.	7,400	1,935	Automobiles
Toyota Motor Manufacturing, De Guanajuato, S.A. de C.V.	Guanajuato, Mexico	6,091	2,865	Automobiles
Toyota Motor Manufacturing, Kentucky, Inc.	Kentucky, U.S.A.	5,161	9,308	Automobiles
Toyota Motor Manufacturing Canada, Inc.	Ontario, Canada	4,752	8,074	Automobiles
Toyota Motor Manufacturing, Indiana, Inc.	Indiana, U.S.A.	4,359	7,410	Automobiles

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

As of March 31, 2025, property, plant and equipment having a net book value of approximately ¥1,616.3 billion was pledged as collateral securing indebtedness incurred by Toyota Motor Corporation’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.

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

Overview

The business segments of Toyota include automotive operations, financial services operations and all other operations. Automotive operations are Toyota’s most significant business segment, accounting for 88% of Toyota’s total revenues before the elimination of intersegment revenues for fiscal 2025. Toyota’s primary markets based on vehicle unit sales for fiscal 2025 were: Japan (21.3%), North America (28.9%), Europe (12.5%) and Asia (19.6%).

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

During fiscal 2025, although there was a continued decline in housing prices and stagnant consumer sentiment in China, the global economy remained strong supported by the continued expansion of the United States economy, mainly in private consumption.

The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market based on location of customers for the past three fiscal years.

	Thousands of units
	Year Ended March 31,
	2023	2024	2025
Japan	2,069	1,993	1,991
North America	2,407	2,816	2,703
Europe	1,030	1,192	1,172
Asia	1,751	1,804	1,838
Other*	1,565	1,638	1,659

Overseas total	6,753	7,450	7,372

Total	8,822	9,443	9,362

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

During both fiscal 2024 and fiscal 2025, Toyota’s consolidated vehicle unit sales in Japan decreased. Overseas consolidated vehicle unit sales increased overall during fiscal 2024 due to strong market conditions, while vehicle unit sales decreased overall during fiscal 2025, due mainly to a decrease in North America, despite increases in Asia, excluding China, and the Middle East.

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

Toyota’s total receivables related to financial services increased during fiscal 2025 mainly due to an increase in loan balance. Also, vehicles and equipment on operating leases increased during fiscal 2025 mainly due to an increase in the number of operating leases in finance subsidiaries in North America.

For details on receivables related to financial services and vehicles and equipment on operating leases, see notes 8 and 12 to the consolidated financial statements.

Toyota’s receivables related to financial services are subject to collectability risks. These risks include consumer and dealer insolvencies and insufficient collateral values (less costs to sell) to realize the full carrying values of these receivables. See notes 3 and 19 to the consolidated financial statements for additional information.

Toyota continues to originate leases to finance new Toyota vehicles. These leasing activities are subject to residual value risk. Residual value losses could be incurred when the lessee of a vehicle does not exercise the option to purchase the vehicle at the end of the lease term. See note 3 to the consolidated financial statements for additional information.

Toyota enters into interest rate swap agreements and cross currency interest rate swap agreements to convert its fixed-rate debt to variable-rate functional currency debt. A portion of the derivative instruments are entered into to manage interest rate risk from an economic perspective and are not designated as a hedge of specific assets or liabilities on Toyota’s consolidated statements of financial position and accordingly, unrealized gains or losses related to derivatives that are not designated as a hedge are recognized currently in operations. See the discussion in “Item11. Quantitative and Qualitative Disclosures about Market Risk” and notes 20 and 21 to the consolidated financial statements.

The fluctuations in funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs increased during fiscal 2024 and 2025 mainly as a result of higher interest rates.

Toyota launched its credit card business in Japan in April 2001. As of March 31, 2024, Toyota had 16.2 million cardholders, an increase of 0.04 million cardholders compared with March 31, 2023. As of March 31, 2025, Toyota had 16.0 million cardholders, a decrease of 0.12 million cardholders compared with March 31, 2024. Credit card receivables as of March 31, 2024 increased by ¥4.0 billion from March 31, 2023 to ¥558.7 billion, and that as of March 31, 2025 increased by ¥15.7 billion from March 31, 2024 to ¥574.5 billion.

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

Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles. In fiscal 2024 and 2025, Toyota produced 75.9% and 73.5%, respectively, of its non-domestic sales outside Japan. In North America, 75.9% and 76.0% of vehicles sold in fiscal 2024 and 2025, respectively, were produced locally. In Europe, 73.1% and 69.6% of vehicles sold in fiscal 2024 and 2025, respectively, were produced locally. In Asia, 97.4% and 94.6% of vehicles sold in fiscal 2024 and 2025, respectively, were produced locally. Localizing production enables Toyota to locally purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.

Toyota also enters into foreign currency transactions and other hedging instruments to address a portion of its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations, which in some years can be significant. See notes 20 and 21 to the consolidated financial statements for additional information.

Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s revenues, operating income and net income attributable to Toyota Motor Corporation. In fiscal 2025, the Japanese yen was on average weaker against the U.S. dollar and the euro in comparison to fiscal 2024. At the end of fiscal 2025, the Japanese yen was stronger against the U.S. dollar and the euro in comparison to the end of fiscal 2024. In fiscal 2024, the Japanese yen was on average weaker against the U.S. dollar and the euro in comparison to fiscal 2023. At the end of fiscal 2024, the Japanese yen was weaker against the U.S. dollar and the euro in comparison to the end of fiscal 2023. See note 19 to the consolidated financial statements for additional information.

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

	Yen in millions
	Year ended March 31,
	2023	2024	2025
Japan	9,122,282	10,193,556	10,719,120
North America	13,509,027	17,624,268	18,930,253
Europe	4,097,537	5,503,738	6,110,052
Asia	7,076,922	7,604,269	7,903,360
Other*	3,348,530	4,169,494	4,373,919

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Results of Operations — Fiscal 2025 Compared with Fiscal 2024

	Yen in millions
	Year ended March 31,		2025 v. 2024 Change
	2024	2025	Amount	Percentage
Sales revenues:
Japan	21,020,721	21,859,094	838,373	4.0%
North America	17,943,072	19,300,327	1,357,254	7.6
Europe	5,681,764	6,313,489	631,725	11.1
Asia	8,730,749	8,988,062	257,314	2.9
Other*	4,389,785	4,521,257	131,472	3.0
Intersegment elimination/unallocated amount	(12,670,767)	(12,945,525)	(274,758)	—

Total	45,095,325	48,036,704	2,941,380	6.5%
Operating income (loss):
Japan	3,484,270	3,151,123	(333,147)	(9.6)
North America	506,319	108,808	(397,512)	(78.5)
Europe	388,096	415,553	27,457	7.1
Asia	865,591	896,510	30,919	3.6
Other*	198,345	252,626	54,281	27.4
Intersegment elimination/unallocated amount	(89,687)	(29,033)	60,655	—

Total	5,352,934	4,795,586	(557,348)	(10.4)%
Operating margin	11.9%	10.0%	(1.9)%
Income before income taxes	6,965,085	6,414,590	(550,495)	(7.9)
Net margin from income before income taxes	15.4%	13.4%	(2.0)%
Net income attributable to Toyota Motor Corporation	4,944,933	4,765,086	(179,847)	(3.6)
Net margin attributable to Toyota Motor Corporation	11.0%	9.9%	(1.1)%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Sales Revenues

Toyota had sales revenues for fiscal 2025 of ¥48,036.7 billion, an increase of ¥2,941.3 billion, or 6.5%, compared with the prior fiscal year. The increase resulted mainly from the ¥1,770.0 billion favorable impact of changes in exchange rates.

The table below shows Toyota’s sales revenues from external customers by product category and by business.

	Yen in millions
	Year ended March 31,		2025 v. 2024 Change
	2024	2025	Amount	Percentage
Vehicles	35,249,865	36,892,232	1,642,368	4.7%
Parts and components for production	1,596,111	1,606,173	10,062	0.6
Parts and components for after service	3,166,586	3,423,389	256,803	8.1
Other	1,068,169	1,074,505	6,336	0.6

Total Automotive	41,080,731	42,996,299	1,915,568	4.7
All Other	567,399	602,578	35,179	6.2

Total sales of products	41,648,130	43,598,877	1,950,747	4.7
Financial services	3,447,195	4,437,827	990,632	28.7

Total sales revenues	45,095,325	48,036,704	2,941,380	6.5%

Toyota’s sales revenues include sales revenues from sales of products, consisting of sales revenues from automotive operations and all other operations, which increased by 4.7% during fiscal 2025 compared with the prior fiscal year to ¥43,598.8 billion, and sales revenues from financial services operations, which increased by 28.7% during fiscal 2025 compared with the prior fiscal year to ¥4,437.8 billion. The increase in sales revenues from sales of products is primarily driven by the favorable impact of changes in exchange rates compared with the prior fiscal year and price revisions. For a description of the factors contributing to the increase in sales revenues from financial services operations, see “Financial Services Operations.”

The following table shows the number of financing contracts by geographic region at the end of fiscal 2025 and 2024, respectively.

	Number of financing contracts in thousands
	As of March 31,		2025 v. 2024 Change
	2024	2025	Amount	Percentage
Japan	2,781	2,740	(41)	(1.5)%
North America	5,589	5,647	58	1.0
Europe	1,784	1,944	160	9.0
Asia	2,133	2,245	112	5.3
Other*	981	1,054	73	7.4

Total	13,268	13,630	362	2.7%

* “Other” consists of Central and South America, Oceania and Africa.

Geographically, sales revenues (before the elimination of intersegment revenues) for fiscal 2025 increased by 4.0% in Japan, 7.6% in North America, 11.1% in Europe, 2.9% in Asia, and 3.0% in Other compared with the prior fiscal year. Excluding the impact of changes in exchange rates of ¥1,770.0 billion, sales revenues in fiscal 2025 would have increased by 3.0% in Japan, 2.4% in North America, 5.7% in Europe and 30.0% in Other, while decreased by 1.5% in Asia compared with the prior fiscal year.

The following is a discussion of sales revenues in each geographic market (before the elimination of intersegment revenues).

Japan

	Thousands of units
	Year ended March 31,		2025 v. 2024 Change
	2024	2025	Amount	Percentage
Toyota’s consolidated vehicle unit sales*	4,014	3,932	(82)	(2.0)%
* including number of exported vehicle unit sales

	Yen in millions
	Year ended March 31,		2025 v. 2024 Change
	2024	2025	Amount	Percentage
Sales revenues:
Sales of products	20,679,979	21,468,488	788,509	3.8%
Financial services	340,742	390,606	49,864	14.6

Total	21,020,721	21,859,094	838,373	4.0%

Sales revenues in Japan increased due primarily to the favorable impacts of changes in exchange rates related to export transactions and price revisions despite vehicle unit sales decreasing by 82 thousand vehicles compared with the prior fiscal year. For fiscal 2024 and 2025, exported vehicle unit sales were 2,021 thousand units and 1,941 thousand units, respectively.

North America

	Thousands of units
	Year ended March 31,		2025 v. 2024 Change
	2024	2025	Amount	Percentage
Toyota’s consolidated vehicle unit sales	2,816	2,703	(113)	(4.0)%

	Yen in millions
	Year ended March 31,		2025 v. 2024 Change
	2024	2025	Amount	Percentage
Sales revenues:
Sales of products	15,705,804	16,606,446	900,642	5.7%
Financial services	2,237,268	2,693,881	456,613	20.4

Total	17,943,072	19,300,327	1,357,254	7.6%

Despite the impact of the suspension of production at Toyota Motor Manufacturing Indiana in the U.S., sales revenues in North America increased due primarily to the favorable impact of changes in exchange rates compared with the prior fiscal year and price revisions.

Europe

	Thousands of units
	Year ended March 31,		2025 v. 2024 Change
	2024	2025	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,192	1,172	(20)	(1.6)%

	Yen in millions
	Year ended March 31,		2025 v. 2024 Change
	2024	2025	Amount	Percentage
Sales revenues:
Sales of products	5,255,395	5,577,646	322,252	6.1%
Financial services	426,369	735,843	309,473	72.6

Total	5,681,764	6,313,489	631,725	11.1%

Sales revenues in Europe increased primarily due to the favorable impact of changes in exchange rates compared with the prior fiscal year and price revisions despite vehicle unit sales decreasing by 20 thousand vehicles compared with the prior fiscal year.

Asia

	Thousands of units
	Year ended March 31,		2025 v. 2024 Change
	2024	2025	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,804	1,838	34	1.9%

	Yen in millions
	Year ended March 31,		2025 v. 2024 Change
	2024	2025	Amount	Percentage
Sales revenues:
Sales of products	8,485,219	8,701,501	216,282	2.5%
Financial services	245,529	286,561	41,031	16.7

Total	8,730,749	8,988,062	257,314	2.9%

Sales revenues in Asia increased due primarily to the 34 thousand vehicles increase in vehicle unit sales, the favorable impact of changes in exchange rates compared with the prior fiscal year and price revisions. The increase in vehicle unit sales is attributable mainly to strong sales in India.

Other

	Thousands of units
	Year ended March 31,		2025 v. 2024 Change
	2024	2025	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,638	1,659	21	1.3%

	Yen in millions
	Year ended March 31,		2025 v. 2024 Change
	2024	2025	Amount	Percentage
Sales revenues:
Sales of products	4,037,260	4,023,077	(14,183)	(0.4)%
Financial services	352,525	498,180	145,655	41.3

Total	4,389,785	4,521,257	131,472	3.0%

Sales revenues in Other increased due primarily to the 21 thousand vehicles increase in vehicle unit sales, in loan balance and the favorable impact of changes in exchange rates. The increase in vehicle unit sales is attributable mainly to strong sales in the Middle East.

Operating Costs and Expenses

	Yen in millions
	Year ended March 31,		2025 v. 2024 Change
	2024	2025	Amount	Percentage
Operating costs and expenses
Cost of products sold	33,600,612	35,510,157	1,909,545	5.7%
Cost of financing services	2,126,395	2,948,509	822,114	38.7
Selling, general and administrative	4,015,383	4,782,452	767,069	19.1

Total	39,742,390	43,241,118	3,498,728	8.8%

Yen in millions
2025 v. 2024 Change
Changes in operating costs and expenses:
Effect of changes in vehicle unit sales and sales mix	30,000
Effect of changes in exchange rates	1,180,000
Effect of increase of cost of financial services	680,000
Effect of cost reduction efforts	±0
Increase or decrease in expenses and expense reduction efforts	990,000
Other	618,728

Total	3,498,728

Operating costs and expenses increased by ¥3,498.7 billion, or 8.8%, to ¥43,241.1 billion during fiscal 2025 compared with the prior fiscal year.

Cost Reduction Efforts

During fiscal 2025, the impact of effect of cost reduction efforts is ¥0.0 billion. The impact includes a ¥240.0 billion reduction principally attributable to value engineering activities and other cost reduction efforts concerning design-related costs, resulting from continued cost reduction efforts together with our suppliers, and a ¥45.0 billion reduction attributable to cost reduction efforts principally at plants and logistics departments. However, that decrease was offset by a ¥285.0 billion increase in operating costs and expenses attributable to the impact of our efforts to strengthen the foundation of our suppliers and soaring materials prices.

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

Cost of Products Sold

Cost of products sold increased by ¥1,909.5 billion, or 5.7%, to ¥35,510.1 billion during fiscal 2025 compared with the prior fiscal year. This increase mainly reflected the ¥905.0 billion unfavorable impact of fluctuations in foreign currency translation rates, the ¥275.0 billion increase in product-quality related expenses and the ¥170.0 billion increase in labor costs.

Cost of Financial Services

Cost of financial services increased by ¥822.1 billion, or 38.7%, to ¥2,948.5 billion during fiscal 2025 compared with the prior fiscal year. This increase was due mainly to the increase in funding costs resulting from higher interest rates.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥767.0 billion, or 19.1%, to ¥4,782.4 billion during fiscal 2025 compared with the prior fiscal year. This increase was due mainly to the ¥235.0 billion increase in expenses and the ¥175.0 billion in expenses related to Hino’s certification issues.

Operating Income

Yen in millions
2025 v. 2024 Change
Changes in operating income and loss:
Effect of marketing efforts	145,000
Effect of cost reduction efforts	±0
Effect of changes in exchange rates	590,000
Increase or decrease in expenses and expense reduction efforts	(990,000)
Other	(302,348)

Total	(557,348)

Toyota’s operating income decreased by ¥557.3 billion, or 10.4%, to ¥4,795.5 billion during fiscal 2025 compared with the prior fiscal year. This decrease was due to the ¥990.0 billion aggregate unfavorable impact of changes in expenses and expense reduction efforts, as well as the ¥302.3 billion unfavorable impact of “Other” factors, partially offset by the ¥590.0 billion favorable impact of changes in exchange rates and the ¥145.0 billion favorable impact of marketing efforts.

The aggregate unfavorable impact of changes in expenses and expense reduction efforts was due to the ¥620.0 billion increase in expenses, etc., the ¥235.0 billion increase in labor cost and the ¥130.0 billion increase in R&D expenses. “Other” includes ¥280.5 billion in expenses related to Hino’s certification issues.

The favorable impact of changes in exchange rates was due mainly to the ¥415.0 billion impact of overseas transactions such as imports and exports denominated in foreign currencies. Marketing efforts includes the ¥190.0 billion impact of the expansion of value chain profits.

During fiscal 2025, operating income (before elimination of intersegment profits) compared with the prior fiscal year decreased by ¥397.5 billion, or 78.5%, in North America, ¥333.1 billion, or 9.6%, in Japan, and increased by ¥54.2 billion, or 27.4%, in Other, ¥30.9 billion, or 3.6%, in Asia, and ¥27.4 billion, or 7.1%, in Europe.

The following is a description of operating income in each geographic market.

Japan

Yen in millions
2025 v. 2024 Change
Changes in operating income and loss:
Effect of marketing efforts	55,000
Effect of cost reduction efforts	(160,000)
Effect of changes in exchange rates	645,000
Increase or decrease in expenses and expense reduction efforts	(525,000)
Other	(348,147)

Total	(333,147)

North America

Yen in millions
2025 v. 2024 Change
Changes in operating income and loss:
Effect of marketing efforts	5,000
Effect of cost reduction efforts	125,000
Effect of changes in exchange rates	(55,000)
Increase or decrease in expenses and expense reduction efforts	(430,000)
Other	(42,512)

Total	(397,512)

Europe

Yen in millions
2025 v. 2024 Change
Changes in operating income and loss:
Effect of marketing activities	(55,000)
Effect of cost reduction efforts	60,000
Effect of changes in exchange rates	10,000
Increase or decrease in expenses and expense reduction efforts	(5,000)
Other	17,457

Total	27,457

Asia

Yen in millions
2025 v. 2024 Change
Changes in operating income and loss:
Effect of marketing activities	(15,000)
Effect of cost reduction efforts	10,000
Effect of changes in exchange rates	15,000
Increase or decrease in expenses and expense reduction efforts	10,000
Other	10,919

Total	30,919

Other

Yen in millions
2025 v. 2024 Change
Changes in operating income and loss:
Effect of marketing efforts	80,000
Effect of cost reduction efforts	(35,000)
Effect of changes in exchange rates	(25,000)
Increase or decrease in expenses and expense reduction efforts	(25,000)
Other	59,281

Total	54,281

Other Income and Expenses

Share of profit (loss) of investments accounted for using the equity method during fiscal 2025 decreased by ¥171.9 billion, or 22.5%, to ¥591.2 billion compared with the prior fiscal year. This decrease was due mainly to a decrease during fiscal 2025 in net income attributable to the shareholders of companies accounted for by the equity method.

Other finance income decreased by ¥190.5 billion, or 25.5%, to ¥556.7 billion during fiscal 2025 compared with the prior fiscal year. This decrease was due mainly to a decrease during fiscal 2025 in profit on sales of securities and interest income.

Other finance costs increased by ¥87.0 billion, or 83.9%, to ¥190.7 billion during fiscal 2025 compared with the prior fiscal year. This increase was due mainly to an increase during fiscal 2025 in losses on securities revaluation.

Foreign exchange gain (loss), net increased by ¥517.7 billion to ¥705.2 billion during fiscal 2025 compared with the prior fiscal year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated assets and liabilities recognized through transactions in foreign currencies translated at prevailing exchange rates and the value at the date the transaction settled during the fiscal year, including those settled using forward foreign currency exchange contracts, or the value translated by appropriate year-end exchange rates. The ¥517.7 billion increase in foreign exchange gain (loss), net was due mainly to the reclassification of the gain on the disposal of certain consolidated subsidiaries from “Exchange differences on translating foreign operations” in the consolidated statement of comprehensive income to “Foreign exchange gain (loss), net” in the consolidated statement of income during fiscal 2025.

Other income (loss), net decreased by ¥61.4 billion, to ¥43.4 billion in losses during fiscal 2025 compared with the prior fiscal year.

Income Taxes

The provision for income taxes decreased by ¥268.8 billion, or 14.2%, to ¥1,624.8 billion during fiscal 2025 compared with the prior fiscal year. This decrease was due mainly to the decrease in income before income taxes. The average effective tax rate for fiscal 2025 was 25.3%.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by ¥101.8 billion, or 80.5%, to ¥24.6 billion during fiscal 2025 compared with the prior fiscal year. This decrease was due mainly to a decrease during fiscal 2025 in net income of consolidated subsidiaries.

Net Income Attributable to Toyota Motor Corporation

Net income attributable to Toyota Motor Corporation decreased by ¥179.8 billion, or 3.6%, to ¥4,765.0 billion during fiscal 2025 compared with the prior fiscal year.

Other Comprehensive Income, Net of Tax

Other comprehensive income, net of tax decreased by ¥2,863.1 billion to losses of ¥746.0 billion for fiscal 2025 compared with the prior fiscal year. This decrease resulted mainly from exchange differences on translating foreign operations losses of ¥827.8 billion in fiscal 2025 compared with gains of ¥1,178.8 billion in the prior fiscal year, due mainly to the exchange rate fluctuations of the yen against the U.S. dollar and the euro, and net changes in revaluation of financial assets measured at fair value through other comprehensive income gains of ¥133.2 billion in fiscal 2025 compared with gains of ¥569.7 billion in the prior fiscal year, due mainly to changes in prices of marketable stocks in stock exchange markets.

Segment Information

The following is a discussion of the results of operations for each of Toyota’s operating segments. The amounts presented are prior to intersegment elimination.

	Yen in millions
	Year ended March 31,		2025 v. 2024 Change
	2024	2025	Amount	Percentage
Automotive:
Sales revenues	41,266,204	43,199,865	1,933,661	4.7%
Operating income	4,621,475	3,940,278	(681,197)	(14.7)
Financial Services:
Sales revenues	3,484,198	4,481,180	996,982	28.6
Operating income	570,023	683,519	113,495	19.9
All Other:
Sales revenues	1,368,164	1,447,114	78,949	5.8
Operating income	175,241	181,194	5,953	3.4
Intersegment elimination/unallocated amount:
Sales revenues	(1,023,242)	(1,091,455)	(68,213)	—
Operating income	(13,805)	(9,405)	4,401	—
Total

Sales revenues	45,095,325	48,036,704	2,941,380	6.5%
Operating income	5,352,934	4,795,586	(557,348)	(10.4)%

Automotive Operations Segment

The automotive operations segment is Toyota’s largest operating segment by sales revenues. Sales revenues for the automotive segment increased during fiscal 2025 by ¥1,933.6 billion, or 4.7%, to ¥43,199.8 billion compared with the prior fiscal year. The increase mainly reflects the ¥1,590.0 billion favorable impact of changes in exchange rates.

Operating income from the automotive operations decreased by ¥681.1 billion, or 14.7%, to ¥3,940.2 billion during fiscal 2025 compared with the prior fiscal year. This decrease in operating income was due mainly to the ¥990.0 billion aggregate unfavorable impact of changes in expenses and cost reduction efforts, partially offset by the ¥580.0 billion favorable impact of changes in exchange rates.

Financial Services Operations Segment

Sales revenues for the financial services operations increased during fiscal 2025 by ¥996.9 billion, or 28.6%, to ¥4,481.1 billion compared with the prior fiscal year. This increase was due mainly to the increase in loan balance and the favorable impact of changes in exchange rates.

Operating income from financial services operations increased by ¥113.4 billion, or 19.9%, to ¥683.5 billion during fiscal 2025 compared with the prior fiscal year. This increase was due mainly to the increase in loan balance and decrease in valuation losses on interest rate swaps stated at fair value.

All Other Operations Segment

Sales revenues for Toyota’s other operations segments increased by ¥78.9 billion, or 5.8%, to ¥1,447.1 billion during fiscal 2025 compared with the prior fiscal year.

Operating income from Toyota’s other operations segments increased by ¥5.9 billion, or 3.4%, to ¥181.1 billion during fiscal 2025 compared with the prior fiscal year.

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

Other

Yen in millions
2024 v. 2023 Change
Changes in operating income and loss:
Effect of marketing efforts	125,000
Effect of cost reduction efforts	(5,000)
Effect of changes in exchange rates.	40,000
Increase or decrease in expenses and expense reduction efforts.	(80,000)
Other	(113,017)

Total	(33,017)

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

Outlook

In order to provide the freedom and enjoyment of mobility to all and realize a mobility society that is safe, reliable, and sustainable, Toyota aims to transform itself into a mobility company.

To ensure cars remain a form of mobility that makes people happy, we must minimize the negative effects that cars have on society — such as congestion and increases in traffic accidents and pollution — while maximizing the benefits, including convenience, comfort, and the enjoyment of driving. The Toyota Mobility Concept breaks down this process into three stages: Mobility 1.0 Transitioning Cars to Mobility, Mobility 2.0 Expanding Mobility Access, and Mobility 3.0 Synergy of Mobility & Infrastructure. Based on this conceptual structure, we are taking on various challenges premised on two key themes: carbon neutrality and expanding the value of mobility.

Taking the foregoing external factors and other factors into account, Toyota expects that sales revenues for fiscal 2026 will increase compared with fiscal 2025 due mainly to an increase in vehicle unit sales, partially offset by the unfavorable impact of changes in exchange rates. Toyota expects that operating income will decrease in fiscal 2026 compared with fiscal 2025 due mainly to the unfavorable impact of changes in exchange rates, soaring materials prices, as well as the impact of U.S. tariffs and investments in human resources and growth areas, partially offset by improvement efforts such as cost reductions and expansion of value chain profits. With respect to U.S. tariffs, in May 2025 we announced that we tetatively factored into our expectations about our full-year operating income a ¥180.0 billion negative impact from them for the months of April and May 2025.

Toyota expects that income before income taxes and net income attributable to Toyota Motor Corporation will also decrease in fiscal 2026 compared with fiscal 2025.

Toyota cannot predict the timing, duration, scope or extent of any future changes to U.S. tariffs and trade policies, or of other tariffs or trade-related actions. Therefore, the outlook for fiscal 2026 does not take into account their impact beyond May 2025.

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

In fiscal 2026, Toyota expects to sufficiently fund its cash requirements, including those relating to capital expenditures as well as its research and development activities, through cash and cash equivalents on hand, cash generated by operations and debt financing, such as the issuance of corporate bonds and borrowing. Toyota will use its funds to efficiently invest in maintenance and replacement of conventional manufacturing facilities and the introduction of new products and will focus on investment in areas contributing to strengthening competitiveness and future growth for transformation into a mobility company. See “Item 4. Information on the Company — 4.B Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures for fiscal 2023, 2024 and 2025, and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota funds its financing programs for customers and dealers, including loans and leasing programs, through cash generated by operations and debt financing, such as the issuance of corporate bonds and borrowing, all by its sales finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets around the world through its network of finance subsidiaries.

Net cash provided by operating activities decreased by ¥509.4 billion to ¥3,696.9 billion for fiscal 2025, compared with ¥4,206.3 billion for fiscal 2024. The decrease was primarily attributable to the ¥1,377.0 billion increase in income taxes paid, net of refunds.

Net cash used in investing activities decreased by ¥809.0 billion to ¥4,189.7 billion for fiscal 2025, compared with ¥4,998.7 billion for fiscal 2024. The decrease was primarily attributable to the ¥729.3 billion decrease in time deposits compared to the prior fiscal year.

Net cash provided by financing activities decreased by ¥2,300.3 billion to ¥197.2 billion for fiscal 2025, compared with ¥2,497.5 billion for fiscal 2024. The decrease was primarily attributable to the ¥2,119.9 billion increase in payments of long-term debt compared to the prior fiscal year.

For a discussion of cash flows for fiscal 2024 as compared to those for fiscal 2023, see “Item 4.B. Operating and Financial Review and Prospects – 5.B. Liquidity and Capital Resources” of Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024.

Total capital expenditures for property, plant and equipment, including vehicles and equipment on operating leases, increased by ¥1,143.2 billion to ¥5,991.2 billion in fiscal 2025, compared to ¥4,848.0 billion in fiscal 2024. The increase was primarily attributable to the ¥931.7 billion increase in capital expenditures for the purchase of leased assets in the financial services operations segment compared to the prior fiscal year.

Toyota expects investments in property, plant and equipment, excluding vehicles and equipment on operating leases, to be approximately ¥2,300.0 billion during fiscal 2026.

Cash and cash equivalents were ¥8,982.4 billion as of March 31, 2025. Most of Toyota’s cash and cash equivalents are held in Japanese yen or in U.S. dollars.

Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds were ¥21,177.7 billion as of March 31, 2025.

Trade accounts and notes receivable, less allowance for doubtful accounts decreased during fiscal 2025 by ¥109.7 billion, or 2.9%, to ¥3,679.7 billion. This decrease was due mainly to a decrease in the impact of changes in exchange rates.

Inventories decreased during fiscal 2025 by ¥7.1 billion, or 0.2%, to ¥4,598.2 billion.

Total finance receivables, net increased during fiscal 2025 by ¥1,930.6 billion, or 6.1%, to ¥33,625.0 billion. This increase was due mainly to an increase in loan balance to customers and dealers. Finance receivables were geographically distributed as follows: in North America 53.9%, in Europe 15.0%, in Asia 11.7%, in Japan 8.9% and in Other 10.5%.

Other financial assets increased during fiscal 2025 by ¥725.8 billion, or 4.5%. This increase was due mainly to an increase in public and corporate bonds.

Property, plant and equipment increased during fiscal 2025 by ¥1,075.9 billion, or 7.5%. This increase was due mainly to capital expenditures.

Accounts and notes payable increased during fiscal 2025 by ¥275.9 billion, or 5.3%. This increase was due mainly to an increase in accounts payable associated with parts procurement.

Income taxes payable decreased during fiscal 2025 by ¥719.0 billion, or 58.7%. This decrease was mainly due to a decrease in income before income taxes that led to decreased income tax expense.

Toyota’s total borrowings increased during fiscal 2025 by ¥2,231.0 billion, or 6.1%. Toyota’s short-term borrowings consist of loans with a weighted-average interest rate of 2.26% and commercial paper with a weighted-average interest rate of 3.82%. Short-term borrowings decreased during fiscal 2025 by ¥23.4 billion, or 0.4%, to ¥5,464.4 billion. Toyota’s long-term debt mainly consists of unsecured and secured loans, unsecured notes and medium-term notes, and secured notes with weighted-average interest rates ranging from 1.93% to 8.12%, and maturity dates ranging from 2025 to 2048. The current portion of long-term debt increased during fiscal 2025 by ¥428.0 billion, or 4.3%, to ¥10,272.9 billion and the non-current portion increased by ¥1,755.7 billion, or 8.5%, to ¥22,522.1 billion. The increase in total borrowings resulted mainly from the increasing demand for financing associated with the increase in the loan balance at financial subsidiaries. As of March 31, 2025, approximately 50% of long-term debt was denominated in U.S. dollars, 14% in euros, 12% in Japanese yen, 5% in Australian dollars, 4% in Canadian dollars, and 15% in other currencies. Toyota hedges interest rate risk exposure of fixed-rate borrowings by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.

As of March 31, 2025, Toyota’s total interest-bearing debt was 108.0% of Toyota Motor Corporation shareholders’ equity, compared with 106.8% as of March 31, 2024.

The following table provides information on credit ratings of Toyota’s short-term borrowing and long-term debt from Standard & Poor’s Ratings Group (S&P), Moody’s Investors Services (Moody’s), and Rating and Investment Information, Inc. (R&I), as of May 31, 2025. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

	S&P	Moody’s	R&I
Short-term borrowing	A-1+	P-1	—
Long-term debt	A+	A1	AAA

Toyota’s net defined benefit liability (asset) of Japanese plans increased during fiscal 2025 by ¥182.5 billion, or 479.3%, to ¥220.6 billion. The net defined benefit liability (asset) of foreign plans decreased during fiscal 2025 by ¥15.2 billion, or 4.2%, to ¥350.8 billion. The amounts of net defined benefit liability (asset) will be funded through future cash contributions by Toyota or in some cases will be settled on the retirement date of each covered employee. The increase in net defined benefit liability (asset) of the Japanese plans reflects mainly a decrease in plan assets that resulted from a decrease in stock prices. See note 23 to the consolidated financial statements for further discussion.

Toyota’s treasury policy is to maintain controls on all exposures, to adhere to stringent counterparty credit standards, and to actively monitor marketplace exposures. Toyota remains centralized and is pursuing global efficiency of its financial services operations through Toyota Financial Services Corporation.

The key element of Toyota’s financial strategy is maintaining a strong financial position that will allow Toyota to continue its business and fund its research and development initiatives, capital expenditures and financial services operations strategically even if earnings are subject to short-term fluctuations. Toyota believes that it maintains sufficient liquidity for its present cash requirements and that, by maintaining its high credit ratings, it will continue to be able to access funds from external sources in large amounts and at relatively low costs. In order for Toyota to maintain its high credit ratings, a number of conditions must be met, some of which are not within Toyota’s control. Such conditions include the general economic condition in Japan and the other major markets in which Toyota does business.

Toyota uses its securitization program as part of its funding through special purpose entities for its financial services operations. Toyota is considered as the primary beneficiary of these special purpose entities and therefore consolidates them. Toyota has not entered into any off-balance sheet securitization transactions during fiscal 2025.

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

The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2025

	Yen in millions
		Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:
Short-term debt	5,464,469	5,464,469	—	—	—
Long-term debt	33,328,410	10,365,047	12,714,587	7,634,239	2,614,537
Commitments for the purchase of property, plant, other assets and services (note 30)	3,807,743	429,884	354,869	683,305	2,339,685

Total	42,600,622	16,259,400	13,069,456	8,317,544	4,954,222

Commercial Commitments (note 30):
Maximum potential exposure to guarantees given in the ordinary course of business	2,314,927	727,105	1,101,358	410,501	75,963

Total	2,314,927	727,105	1,101,358	410,501	75,963

*	“Long-term debt” represents future principal payments.

Toyota expects to contribute ¥33,651 million domestically and ¥16,454 million overseas to its pension plans in fiscal 2026.

Lending Commitments

Credit Facilities with Credit Card Holders

Toyota’s financial services operations issue credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holder’s requests up to the limits established on an individual holder’s basis. Although loans made to customers through these facilities are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥157.7 billion as of March 31, 2025.

Credit Facilities with Dealers

Toyota’s financial services operations maintain credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota evaluates the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operations also provide financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases, and working capital requirements. Toyota’s outstanding credit facilities with dealers totaled ¥3,034.7 billion as of March 31, 2025.

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

For a more detailed discussion of our research and development objectives and policies, see “Item 4. Information on the Company — 4.B Business Overview — Research and Development.”

Toyota’s research and development expenditures were approximately ¥1,326.4 billion in fiscal 2025, ¥1,202.3 billion in fiscal 2024, and ¥1,241.6 billion in fiscal 2023.

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

Toyota also established a technical development center in Otemachi, Tokyo, Japan in October 2018 as a site for development of key IT technologies that collaborates with Woven by Toyota, as well as promotes collaboration with venture companies and creation of new value by utilizing big data.

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

The following table provides information on Toyota’s principal research and development facilities.

Facility	Principal Activity
Japan

Toyota Technical Center	Product planning, style, design, prototype production and vehicle evaluation

Toyota Technical Center Shimoyama	Product planning, style, design and vehicle evaluation

Higashi-Fuji Technical Center	Advanced development and advanced research

Tokyo Design Research & Laboratory	Advanced styling designs

Otemachi Office	Development of key IT technologies, creation of new values by utilizing big data and collaboration with venture companies

Shibetsu Proving Ground	Evaluation

Toyota Central R&D Labs., Inc.	Basic research

Woven by Toyota, Inc.	Development of artificial intelligence technology with a focus on automated driving technology Development of Woven City and software platform technologies

United States

Toyota Motor Engineering and Manufacturing North America, Inc.	Product planning, design and evaluation of vehicles manufactured in North America

Calty Design Research, Inc.	Design

Toyota Research Institute of North America (TRI-NA)	Advanced research relating to “energy and environment,” “safety” and “mobility infrastructure”

Toyota Research Institute, Inc.	Research and development of artificial intelligence technology

Woven by Toyota, U.S., Inc.	Development of automated driving technology and software

Europe

Toyota Motor Europe NV/SA	Planning and evaluation of vehicles manufactured in Europe

Toyota Europe Design Development S.A.R.L.	Design

TOYOTA GAZOO Racing Europe GmbH	Development of motor sports vehicles

Woven by Toyota, U.K., Ltd.	Development of automated driving technology and software platform technology

Facility	Principal Activity

Asia Pacific

Toyota Motor Asia (Thailand) Co., Ltd.	Planning and evaluation of vehicles manufactured in Australia and Asia

China

Intelligent Electro Mobility R&D Center by TOYOTA (China) Co., Ltd.	Environmental technology design and evaluation in China

FAW Toyota Research & Development Co., Ltd.	Design, evaluation and certification of vehicles manufactured in China

GAC Toyota Motor Co., Ltd. R&D Center	Design, evaluation and certification of vehicles manufactured in China

BYD Toyota EV Technology Co., Ltd.	Design and evaluation of BEVs

Toyota Motor Technical Research and Service (Shanghai) Co., Ltd.	Research of new technology, construction and system of automobiles

United Fuel Cell System R&D (Beijing) Co., Ltd.	Development of FC system for commercial vehicles in China

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

Toyota strives to provide a full lineup of products with “good quality yet affordable prices” globally at the right place at the right time, and offer products and services that are sympathetic towards customers in each country and region, through the initiative of “making even better cars” that we have been engaged in since the 2008 financial crisis. In order to meet these objectives, following the introduction of “region-based operations,” the “business unit system” and the “in-house company system” in 2011, 2013 and 2016, respectively, in April 2017 Toyota further clarified that, for the purpose of further accelerating decision-making and operational execution, members of the Board of Directors are responsible for decision-making and management oversight and that operating officers are responsible for operational execution. Furthermore, in 2018, Toyota changed the commencement of operating officers’ terms of office from April to January, reduced corporate strategy functions and restructured the Japan Sales Business Group based on regions rather than sales channels in an effort to enable decision-making closer to customers and the field, in order to further accelerate execution in full coordination with each site. In 2019, in order to further advance Toyota’s “acceleration of management” and the development of a diverse and talented workforce, the executive structure was changed to be composed only of senior managing officers and people of higher rank, and a new classification called “senior professional/senior management” (kanbushoku) grouped and replaced the following titles or ranks: managing officers, executive general managers, (sub-executive managerial level) senior grade 1 and senior grade 2 managers, and grand masters. From the perspective of appointing the right people to the right positions, senior professionals/senior management were positioned in a wide range of posts, from those of chief officer, deputy chief officer, plant general manager, and senior general manager to group manager, to deal with management issues as they arise and to strengthen their development as part of a diverse and talented workforce through on-site learning and problem-solving (genchi genbutsu). In April 2020, Toyota consolidated the posts of executive vice president and operating officer into the post of operating officer. In July 2020, Toyota further clarified the roles of operating officers. Members of management who, together with the president, have cross-functional oversight of the entire company, were redefined as “operating officers.” In-house company presidents, regional CEOs, and chief officers, as on-site leaders of business implementation elements, were given authority while being consolidated into the classification of “senior professional/senior management.” The roles of operating officers and senior professionals/senior management are to be determined where and as needed, and persons appointed as operating officers and senior professionals/senior management will change in accordance with the challenges faced and the path that should be taken, as Toyota exercises greater flexibility in making appointments. However, because of the rapidly changing business environment, Toyota now recognizes that there is an increasing need for such executives to fulfill management roles (related to people, goods, and money) together with our President. Therefore, in April 2022, Toyota reorganized the roles of operating officers and reestablished the position of “executive vice president,” defining it as an operating officer who is focused on the business from a management perspective. In April 2023, the role of operating officers was revised to a management team that implements “product-centered (manufacturing ever-better cars) and region-centered (best-in-town) management” under the theme of “inheritance and evolution,” and the executive vice presidents were selected upon their extensive knowledge and experience from the two pillars of products and regions. Based on its basic policy of appointing the right people to the right positions, Toyota has been swiftly and continuously innovating. Toyota will further press forward the tide of such innovations, aiming for a corporate structure capable of carrying out management from a viewpoint that is optimal for a global company.

In order to convey top management’s aspirations and Toyota’s direction to all stakeholders, Toyota communicates what Toyota is really like through “Toyota Times.”

Toyota believes that it is critical to appoint individuals who practice “product-centered and region-centered management” and contribute to decision-making aimed at sustainable growth into the future based on the “Toyota Philosophy.” Moreover, these individuals should be able to play a significant role in transforming Toyota into a “mobility company” through responding to electrification, intelligence, and diversification and external partnerships based on trust and friendship and internal two-way interactive teamwork, while working towards solutions for social challenges such as the climate change issue. Toyota maintains its Board of Directors and senior management at an adequate size, and ensures they are overall balanced and diverse, including from the perspective of gender and nationality. Five outside members of the Board of Directors have been appointed in order to further reflect the opinions of those from outside the company in management’s decision-making process. Toyota transitioned from a company with Audit & Supervisory Board to a company with Audit and Supervisory Committee, following approval at the 121st Ordinary General Shareholders’ Meeting held on June 12, 2025. Toyota has five members of the Board of Directors who are Audit and Supervisory Committee members, three of whom are outside Audit and Supervisory Committee members.

Set forth below are brief summaries of Toyota’s members of the Board of Directors.

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares (in thousands)
Akio Toyoda (May 3, 1956)	Chairman of the Board of Directors (Representative Director)	1984 Joined TMC 2000 Member of the Board of Directors of TMC 2002 Managing Director of TMC 2003 Senior Managing Director of TMC 2005 Executive Vice President of TMC 2009 President of TMC 2023 Chairman of TMC (to present) (important concurrent duties) Chairman of TOYOTA FUDOSAN CO., LTD. Director of DENSO Corporation Representative Director of ROOKIE Racing, Inc. Chairman of TOYOTA GAZOO Racing World Rally Team	23,747

Koji Sato (October 19, 1969)	President, Member of the Board of Directors (Representative Director)	1992 Joined TMC 2017 Executive General Manager of TMC 2020 Operating Officer of TMC 2021 Operating Officer of TMC (current system) 2023 Operating Officer and President of TMC President of TMC (to present) (important concurrent duties) Chairman of Toyota Motor North America, Inc.	187
Hiroki Nakajima (April 10, 1962)	Executive Vice President, Member of the Board of Directors (Representative Director), Operating Officer

1987 Joined TMC

2014 Executive General Manager of TMC

2015 Managing Officer of TMC

2020 Operating Officer of TMC

2023 Operating Officer and Executive Vice President of TMC (current system)

Member of the Board of Directors, Operating Officer, Vice President of TMC

2025 Executive Vice President, Member of the Board of Directors, Operating Officer of TMC (to present)

(important concurrent duties)

President and Representative Director of Commercial Japan Partnership Technologies Corporation

President and Representative Director of Commercial Japan Partnership Technologies Asia Co., Ltd.

Chairman of TOYOTA GAZOO Racing Europe GmbH

			71

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares (in thousands)

Yoichi Miyazaki (October 19, 1963)	Executive Vice President, Member of the Board of Directors (Representative Director), Operating Officer	1986 Joined TMC 2015 Managing Officer of TMC 2019 Operating Officer of TMC 2022 Operating Officer of TMC (current system) 2023 Operating Officer and Executive Vice President of TMC Member of the Board of Directors, Operating Officer, Vice President of TMC 2025 Executive Vice President, Member of the Board of Directors, Operating Officer of TMC (to present)	97

Shigeaki Okamoto (February 20, 1961)	Outside Member of the Board of Directors

1983 Joined the Ministry of Finance

2006 Director for the Budget Bureau, Planning and Administration Division of Budget Bureau, Ministry of Finance

2009 Head of Secretariat Division, Minister’s Secretariat, Ministry of Finance

2012 Deputy Director-General of the Budget Bureau, Ministry of Finance

2015 Deputy Vice Minister, Ministry of Finance

2017 Director-General of the Budget Bureau, Ministry of Finance

2018 Administrative Vice Minister, Ministry of Finance

2020 Retired as Administrative Vice-Minister of Finance, Ministry of Finance

2022 Deputy Chairperson of the Board, Japan Tobacco Inc. (to present)

2025 Outside Member of the Board of Directors of TMC (to present)

(important concurrent duties)

Deputy Chairperson of the Board, Japan Tobacco Inc.

			1

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares (in thousands)

Kumi Fujisawa (March 15, 1967)	Outside Member of the Board of Directors

1995 Founder and President of IFIS Limited Ltd.

2000 Director of Think Tank SophiaBank

2011 Public Governor of the Japan Securities Dealers Association (to present)

2012 Director of Organization for Supporting the Turnaround of Businesses Damaged by the Great East Japan Earthquake

2013 President of Think Tank SophiaBank

2014 Outside Director of Toyota Tsusho Corporation

2018 Outside Director of Net Protections Holdings, Inc.

2022 Chairperson of Institute for International Socio-Economic Studies (to present)

2024 Substitute Audit & Supervisory Board Member of TMC

2025 Outside Member of the Board of Directors of TMC (to present)

(important concurrent duties)

Chairperson of Institute for International Socio-Economic Studies

Outside Director of Net Protections Holdings, Inc.

Outside Director (Audit & Supervisory Committee Member) of CellSource Co., Ltd.

Outside Director of Shizuoka Financial Group, Inc.

			—
George Olcott (May 7, 1955)	Outside Member of the Board of Directors who is a member of the Audit and Supervisory Committee	1986 Joined S.G.Warburg & Co., Ltd 1999 President of UBS Asset Management (Japan) 1999 President, Japan UBS Brinson 2000 Managing Director, Equity Capital Markets, UBS Warburg Tokyo 2001 Judge Business School, University of Cambridge 2005 FME Teaching Fellow, Judge Business School, University of Cambridge 2008 Senior Fellow, Judge Business School, University of Cambridge 2022 Outside Audit & Supervisory Board Member of TMC 2025 Member of the Board of Directors who is a member of the Audit and Supervisory Committee of TMC (to present)	4

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares (in thousands)

Christopher P. Reynolds (January 11, 1963)	Member of the Board of Directors who is a member of the Audit and Supervisory Committee

1986 Law clerk for Judge Damon J. Keith, U.S. Court of Appeals for the Sixth Circuit

1987 Joined Hughes Hubbard & Reed

1989 Joined U.S. Attorney’s Office, Southern District of New York

1994 Joined Morgan, Lewis & Bockius

2007 Joined Toyota Motor Sales, U.S.A., Inc. (TMS)

2008 Group Vice President & General Counsel of TMS

2012 General Counsel & Chief Legal Officer of Toyota Motor North America, Inc. (TMNA)

2015 Managing Officer of TMC (Chief Officer of General Planning Division, Deputy Chief Officer of General Administration & Human Resources Group, General Counsel and Chief Legal Officer)

2017 Executive Vice President (EVP) of TMNA

2020 Deputy Chief Risk Officer of TMC

2022 Deputy Chief Compliance Officer of TMC

2025 Retired from TMNA

2025 Member of the Board of Directors who is a member of the Audit and Supervisory Committee of TMC (to present)

(important concurrent duties)

Outside member of the Board of Directors of Southwest Airlines Co.

—

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares (in thousands)

Masahiko Oshima (September 13, 1960)	Outside Member of the Board of Directors who is a Member of the Audit and Supervisory Committee

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

2017 Director and Managing Executive Officer of SMBC Director and Senior Managing Executive Officer of SMBC

2018 Senior Managing Corporate Executive Officer of Sumitomo Mitsui Financial Group, Inc. (SMFG)

Senior Managing Executive Officer of SMBC

2019 Deputy President and Executive Officer of SMFG Director and Deputy President of SMBC

2023 Deputy Chairman of SMBC

2023 Outside Member of the Board of Directors of TMC

2024 Retired from SMBC

2024 Chairman and Representative Director, Ares Management Asia Japan KK. (to present)

2025 Member of the Board of Directors who is a member of the Audit and Supervisory Committee of TMC (to present)

(important concurrent duties)

Chairman and Representative Director of Ares Management Asia Japan KK. (to present)

Outside Audit and Supervisory Board Member of TBS HOLDINGS, INC. (to present)

			2

Hiromi Osada (June 11, 1973)	Outside Member of the Board of Directors who is a Member of the Audit and Supervisory Committee	1999 Joined Chunichi Shimbun Co., Ltd. 2021 Editorial writer and Leader for reserve reporters in the Business News Department of Chunichi Shimbun Co., Ltd. 2023 Editorial Committee Member and International General Desk of Chunichi Shimbun Co., Ltd. 2024 Retired from Chunichi Shimbun Co., Ltd. 2024 Outside Audit & Supervisory Board Member of TMC 2025 Member of the Board of Directors who is a member of the Audit and Supervisory Committee of TMC (to present)	0

*1.	Mr. Koji Sato, who is President and Member of the Board of Directors, concurrently serves as Operating Officer (President).
*2.

Toyota transitioned from a company with Audit & Supervisory Board to a company with Audit and Supervisory Committee on June 12, 2025, following approval at the 121st Ordinary General Shareholders’ Meeting held on the same day. Shigeru Hayakawa and Simon Humphries, each a Member of the Board of Directors, Ikuro Sugawara, Sir Philip Craven, and Emi Osono, each an Outside Member of the Board of Directors, Takeshi Shirane, Masahide Yasuda and Katsuyuki Ogura, each a full-time Audit & Supervisory Board Member, and George Olcott, Catherine O’Connell and Hiromi Osada, each an Outside Audit &

Supervisory Board Member, retired from their respective positions at the conclusion of the 121st Ordinary General Shareholders’ Meeting.

None of the persons listed above was selected as a member of Board of Directors, Audit & Supervisory Board Member, Audit and Supervisory Committee member or member of senior management pursuant to an arrangement or understanding with Toyota’s major shareholders, customers, suppliers or others.

6.B COMPENSATION

Decision Making Policy and Process

Toyota believes that it is critical to appoint individuals who practice “product-centered and region-centered management” and contribute to decision-making aimed at sustainable growth into the future based on the “Toyota Philosophy.” Moreover, these individuals should be able to play a significant role in transforming Toyota into a mobility company based on trust and friendship and internal two-way interactive teamwork, while working towards the solution of environmental issues, including climate change, as well as social challenges related to Toyota Motor Corporation and its value chain. Toyota’s director compensation system is an important means through which to promote various initiatives and is determined based on the following policy.

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

Toyota became a company with an audit and supervisory committee based on a resolution adopted at the 121st Annual General Meeting of Shareholders held on June 12, 2025. By resolution of the Board of Directors held on the same day, changes were made to the policy regarding the determination of remuneration for each member of the Board of Directors prior to the transition to a company with an audit and supervisory committee, including specifying that the policy applies to Board of Directors (excluding those who are Audit and Supervisory Committee members) and other modifications. However, there were no substantive changes to the policy before and after the transition to a company with an audit and supervisory committee.

The Board of Directors decides by resolution the policy for determining remuneration for and other payments to each member of the Board of Directors (excluding those who are Audit and Supervisory Committee members). Remuneration is effectively linked to corporate performance while reflecting individual job responsibilities and performance. Remuneration for outside members of the Board of Directors and members of the Board of Directors who are Audit and Supervisory Committee members consists only of fixed payments. As a result, this remuneration is not readily impacted by business performance, helping to ensure independence from management.

Based on the resolution of the 121st Ordinary General Shareholders’ Meeting held on June 12, 2025 concerning remuneration for the members of the Board of Directors (excluding those who are Audit and Supervisory Committee members) of Toyota, the maximum cash compensation was set at 3.0 billion yen per year (of which, the maximum amount payable to outside members of the Board of Directors is 0.3 billion yen per year). Additionally, it was further resolved that the maximum share compensation for members of the Board of Directors (excluding outside members of the Board of Directors and those who are Audit and Supervisory Committee members) was set at 4.0 billion yen per year. The number of members of the Board of Directors to which such resolutions at the 121st Ordinary General Shareholders’ Meeting related was six (including two outside members of the Board of Directors).

The amount of remuneration for each member of the Board of Directors (excluding those who are Audit and Supervisory Committee members) of Toyota and the remuneration system are decided by the Board of Directors and the “Executive Compensation Meeting,” a majority of the members of which are outside members of the Board of Directors, to ensure the independence of the decision. See “Item 6.C. — Board Practices” for the members of the Executive Compensation Meeting. The members of the meeting are Yoichi Miyazaki (Chairperson), Executive Vice President and a member of the Board of Directors, and Shigeaki Okamoto and Kumi Fujisawa, each an outside member of the Board of Directors.

(Note 1)

As of June 12, 2025, the chairperson of the Executive Compensation Meeting was changed from Shigeru Hayakawa, the Vice Chairman of the Board of Directors, to Yoichi Miyazaki, Executive Vice President and a member of the Board of Directors. Shigeru Hayakawa retired as the Vice Chairman of the Board of Directors as of the 121st Ordinary General Shareholders’ Meeting held on June 12, 2025.

(Note 2)

The members of the Executive Compensation Meeting were changed from Ikuro Sugawara, Sir Philip Craven, Masahiko Oshima and Emi Osono, each an outside member of the Board of Directors, to Shigeaki Okamoto and Kumi Fujisawa, each an outside member of the Board of Directors. Ikuro Sugawara, Sir Philip Craven and Emi Osono retired as outside members of the Board of Directors, and Masahiko Oshima, an outside member of the Board of Directors, assumed the office of member of Board of Director who is an Audit and Supervisory Committee member, as of the conclusion of the 121st Ordinary General Shareholders’ Meeting held on June 12, 2025.

The Board of Directors resolves the policy for determining remuneration for and other payments to each member of the Board of Directors (excluding those who are Audit & Supervisory Committee members) and the executive remuneration system for a given fiscal year. The Board of Directors also resolves to delegate the determination of the amount of remuneration for each member of the Board of Directors (excluding those who are Audit and Supervisory Committee members) to the Executive Compensation Meeting.

The Executive Compensation Meeting reviews the remuneration system for members of Board of Directors (excluding those who are Audit and Supervisory Committee members) and senior management on which it will consult with the Board of Directors and determines the amount of remuneration for each member of the Board of Directors (excluding those who are Audit and Supervisory Committee members), taking into account factors such as corporate performance as well as individual job responsibilities and performance, in accordance with the policy for determining remuneration for and other payments to each member of the Board of Directors (excluding those who are Audit and Supervisory Committee members) established by the Board of Directors. The Board of Directors considers that such decisions made by the Executive Compensation Meeting are in line with the policy on determining remuneration and other payments for each member of the Board of Directors (excluding those who are Audit and Supervisory Committee members).

The total amount of remuneration for members of the Board of Directors who are Audit and Supervisory Committee members is set at no more than 360 million yen per year based on a resolution at the 121st Ordinary General Shareholders’ Meeting held on June 12, 2025. The number of members of the Board of Directors who are Audit and Supervisory Committee members as resolved at the Ordinary General Shareholders’ Meeting is four (including three outside members of the Board of Directors).

Remuneration for members of the Board of Directors who are Audit and Supervisory Committee members is discussed and determined by members of the Board of Directors who are Audit and Supervisory Committee members within the scope determined by resolution of the shareholders’ meeting.

Executive Compensation Meetings were held in June, July, August, September, October, November and December 2024 and February, March and April 2025 to discuss and determine the amount of remuneration for fiscal 2025 and other relevant matters.

Remuneration for the members of the Board of Directors was determined with the unanimous consent of the Executive Compensation Meeting.

The principal topics discussed at Executive Compensation Meetings included:

•	Remuneration level for each position and job responsibility

•	Review of the range of adjustments in performance-based remuneration

•	Evaluation of actual results of fiscal 2025

•	Determination of the amount of remuneration for each member of the Board of Directors

(Note)

The amount of remuneration for each outside member of the Board of Directors and the amount of remuneration for each non-outside member of the Board of Directors were determined at meetings of the Executive Compensation Meeting held in June 2024 and April 2025, respectively.

Method of Determining Performance-based Remuneration (Bonus and Share Compensation)

Directors with Japanese Citizenship (Excluding Outside Members of the Board of Directors and Members of the Board of Directors who are Audit and Supervisory Committee Members)

Toyota sets the total amount of compensation that each member of the Board of Directors receives annually (“Annual Total Remuneration”) at an appropriate level based on position and duties by referencing a benchmark of Japanese and also global companies selected based on the size of each person’s role and other factors.

Toyota makes sure that STI (short term incentive) and LTI (long term incentive) account for around 20% and 50% of the Annual Total Remuneration, respectively, and performance-based remuneration, which is STI and LTI combined, account for around 70%. STI is provided in the form of cash compensation based on “consolidated operating income,” “fluctuation of Toyota’s market capitalization*,” and “individual performance evaluation.” LTI is provided in the form of share compensation based on “multiple financial indicators,” “non-financial indicator,” and “individual performance evaluation.” In addition, there are cases where LTI may be paid in cash to retiring members of the Board of Directors (excluding outside members of the Board of Directors and members of the Board of Directors who are Audit and Supervisory Committee members) and members of the Board of Directors who do not reside in Japan (excluding outside members of the Board of Directors and members of the Board of Directors who are Audit and Supervisory Committee members).

*	Calculated by multiplying the closing price of Toyota’s common stock on the Tokyo Stock Exchange by the number of shares issued after deducting the number of shares of treasury stock

Composition of Compensation

Type of Remuneration	% of Total Remuneration	Remuneration Method	Concept

Base compensation	Around 30%	Cash compensation	The percentage of total remuneration represented by LTI is designed to increase as an individual’s roles and duties become greater.
STI (Short Term Incentive)	Around 20%	Cash compensation
LTI (Long Term Incentive)	Around 50%	Share compensation

Concept of Performance Evaluating Indicators

STI	Financial indicators	(1) Consolidated operating income (single year)	Indicator for evaluating Toyota’s efforts based on short-term business performance
		(2) Fluctuation of Toyota’s market capitalization	Corporate value indicator for shareholders and investors to evaluate Toyota’s efforts
	Individual performance evaluation		Qualitative evaluation of performance of each member of the Board of Directors

LTI	Financial indicators	(3) Consolidated operating income (multiple years)	Indicator for evaluating Toyota’s medium- to long-term efforts based on business performance
		(4) Total shareholder return	Corporate value indicator for shareholders and investors to evaluate Toyota’s medium- to long-term efforts
(5) Return on equity
	Non-financial indicator	(6) Progress of efforts to resolve sustainability issues	Indicator for evaluating Toyota’s medium- to long-term efforts based on the degree of corporate value enhancement
	Individual performance evaluation		Qualitative evaluation of performance of each member of the Board of Directors

Method and Reference Value for Each Performance Evaluating Indicator and Evaluation Result

STI	Evaluation Weight	Evaluation Method	Reference Value	Evaluation Result

(1) Consolidated operating income (single year)	70%	Evaluate the degree of attainment of consolidated operating income in fiscal 2025, using the average consolidated operating income of Toyota over the last 10 fiscal years as a reference value (set in 2023)	2.5 trillion yen	157%
(2) Fluctuation of Toyota’s market capitalization	30%

Comparatively evaluate the fluctuation of TMC’s market capitalization for fiscal 2025 (average from January through March), using the market capitalization of Toyota and TOPIX for fiscal 2024 (average from January through March) as reference values

			Toyota: 46.8 trillion yen TOPIX: 2,665.15

(3) Consolidated operating income (multiple years)	35%	Evaluate the degree of attainment of consolidated operating income for the last three fiscal years, including fiscal 2025, using the average consolidated operating income of Toyota over the last 10 fiscal years as a reference value (set in 2023)	2.5 trillion yen	138%
(4) Total shareholder return	17.5%

Comparatively evaluate Toyota’s total shareholder return, using the rate of change calculated by dividing the sum of the stock price of Toyota on the last day of fiscal 2025 and the cumulative amount of dividend per share during the period from the fiscal year that is four years before fiscal 2025 through fiscal 2025 by the stock price on the last day of the fiscal year that is five years before fiscal 2025 and the rate of change in TOPIX Net Total Return calculated in the same manner as reference values

			TOPIX: 213.4%
(5) Return on equity	17.5%	Comparatively evaluate Toyota’s return on equity for fiscal 2025 using the levels recommended by the Ito Review*1 as reference values	8%
(6) Progress of efforts to resolve sustainability issues	30%	Evaluate the degree of contribution of business activities during fiscal 2025 in accordance with the six key issues (materiality)*2	Six key issues (materiality)

*1	A report on corporate governance reforms released by METI in 2014
*2

The six key issues identified by Toyota are: (1) Expanding the Value of Mobility; (2) Safety & Reliability; (3) Coexistence of Humanity & the Earth (including carbon neutrality); (4) Supporting the Community and Employment; (5) Active Participation for All; and (6) Strong Production and Business Operation

As a result of the model certification application issues that were reported by Toyota to MLIT in 2024, we reflected this incident in the evaluation for “Strong Production & Business Operation,” one of our six key evaluation criteria, for members of the Board of Directors (excluding outside members of the Board of Directors) and accordingly reduced remuneration amounts for fiscal 2024. The evaluation for “Strong Production & Business Operation” for operating officers who did not concurrently serve as directors (excluding outside members of the Board of Directors) also reflected this, thus similarly reducing their remuneration for fiscal 2024.

Concept of Individual Performance Evaluation

For the determination of Annual Total Remuneration, adjustments to individual performance evaluations are made to the amounts of the STI base amount and the LTI base amount that reflect the evaluation results of financial and non-financial indicators. The evaluation takes into account various factors, such as initiatives (including the ESG perspective) based on the Toyota Philosophy and initiatives toward medium- to long-term corporate value enhancement, as well as trust from his or her peers and contribution to the promotion of human resources development. The range of adjustments based on individual performance evaluations is set within the range of 50% above or below of the STI base amount and the LTI base amount, which reflect the performance evaluation results of financial and non-financial indicators, commensurate with position and job responsibilities. The amount of performance-based remuneration for each member of the Board of Directors is calculated based on evaluation results. Given the magnitude of roles and responsibilities the Chairman of the Board of Directors, and the Vice Chairman of the Board of Directors and the President and member of the Board of Directors, we have determined that individual remuneration is to be adjusted solely based on company-wide performance evaluations, not reflecting an individual performance evaluation.

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

Directors with Foreign Citizenship (Excluding Outside Members of the Board of Directors and Members of the Board of Directors who are Audit and Supervisory Committee Members)

Fixed remuneration and performance-based remuneration are set based on the remuneration levels and structures that allow Toyota to secure and retain talented personnel. Annual Total Remuneration levels as well as the percentages of fixed remuneration and performance-based remuneration in total remuneration are set, taking into account each member’s job responsibilities and the remuneration standards of the entity for which such member previously worked (application determined individually). Performance-based remuneration consists of STI and LTI as is the case with directors with Japanese citizenship (excluding outside members of the Board of Directors and members of the Board of Directors who are Audit and Supervisory Committee Members). The amounts of STI and LTI change in the same manner by reflecting STI and LTI performance evaluating indicators set for directors with Japanese citizenship (excluding outside members of the Board of Directors and members of the Board of Directors who are Audit and Supervisory Committee Members) and individual performance evaluation results. In addition, there are cases where Toyota provide income tax compensation for certain members of the Board of Directors in light of the difference in income tax rates with that applied to them when they were at their former affiliation.

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

Additional Information Regarding Share Compensation

For additional details regarding share compensation provided to Members of the Board of Directors of Toyota, see “Item 6.E. — Share Ownership.”

Fiscal 2025 Compensation

The aggregate amount of remuneration, including bonuses, accrued for all members of the Board of Directors and Audit & Supervisory Board members as a group by Toyota for services in all capacities was ¥4,972 million during fiscal 2025.

Toyota Motor Corporation and its subsidiaries have not set aside or accrued any amounts to provide pension, retirement or similar benefits to members of the Board of Directors and Audit & Supervisory Board members of Toyota Motor Corporation.

Toyota’s Annual Securities Report filed with the Kanto Local Bureau of Finance on June 18, 2025, contained the following information concerning compensation in fiscal 2025 on a consolidated basis for members of the Board of Directors and Audit & Supervisory Board members whose total compensation exceeded ¥100 million during such period:

Toyota became a company with an audit and supervisory committee based on a resolution adopted at the 121st Annual General Meeting of Shareholders held on June 12, 2025. With respect to compensation, etc. for fiscal 2025, the amounts stated pertain to compensation, etc. paid to members of the Board of Directors as a company with an audit & supervisory board.

		Compensation per Type (million yen)
			Performance-based Compensation
Name, Position	Classification of Company	Fixed Compensation	Bonus	Share Compensation	Retirement Benefits	Total Compensation (millions of yen)
Akio Toyoda, Member of the Board of Directors	Toyota Motor Corporation	395	601	953 (352,000 shares)	—	1,949
Shigeru Hayakawa, Member of the Board of Directors*1	Toyota Motor Corporation	95	118	152	—	365
Koji Sato, Member of the Board of Directors	Toyota Motor Corporation	193	236	397 (147,000 shares)	—	826
Hiroki Nakajima, Member of the Board of Directors	Toyota Motor Corporation	96	147	175 (65,000 shares)	—	418
Yoichi Miyazaki, Member of the Board of Directors	Toyota Motor Corporation	100	147	175 (65,000 shares)	—	422
Simon Humphries, Member of the Board of Directors	Toyota Motor Corporation	55	115	89 (33,000 shares)	—	259
James Kuffner*2, Member of the Board of Directors	Toyota Motor Corporation	—	244	—	—	244

*1	Share compensation is paid in cash to Shigeru Hayakawa, who retired as the Vice Chairman of the Board of Directors at the 121st Ordinary General Shareholders’ Meeting held on June 12, 2025.
*2

Performance-based compensation paid by Toyota to James Kuffner, who retired as member of the Board of Directors, includes performance-based compensation for the years ended March 2023, 2024 and 2025, and is disclosed as the payment amount has been finalized.

The amounts above were recorded as expenses in fiscal 2025.

6.C BOARD PRACTICES

Toyota’s articles of incorporation provide that the number of members of the Board of Directors is no more than 20, and the number of members of the Board of Directors who are Audit and Supervisory Committee members is no more than seven. Shareholders elect the members of the Board of Directors at the general shareholders’ meeting. The normal term of office of members of the Board of Directors (excluding members of the Board of Directors who are Audit and Supervisory Committee members) is one year, and that of members of the Board of Directors who are Audit and Supervisory Committee members is two years. Members of the Board of Directors may serve any number of consecutive terms.

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

Under the Companies Act, Toyota must have at least three members of the Board of Directors who are Audit and Supervisory Committee members. A majority of the members of the Board of Directors who are Audit and Supervisory Committee members are required to be “outside” members of the Board of Directors, which is any person who satisfies all of the following requirements:

(a)

A person who is not, and has never been during the ten year period before becoming an outside member of the Board of Directors, an executive director (a member of the Board of Directors who engages in the execution of business), executive officer, manager or employee (collectively, “Executive Director, etc.”) of Toyota or its subsidiaries;

(b)

if a person was a member of the Board of Directors, accounting advisor (in the case that an accounting advisor is a legal entity, a member of such entity who is in charge of its affairs) or Audit & Supervisory Board member (excluding those who have ever been Executive Directors, etc.) of Toyota or any of its subsidiaries at any time during the ten year period before becoming an outside member of the Board of Directors, such person who has not been an Executive Director, etc. of Toyota or any of its subsidiaries during the ten year period before becoming a member of the Board of Directors, accounting counselor or Audit & Supervisory Board member; and

(c)	a person who is not a spouse or relative within the second degree of kinship of a member of the Board of Directors, manager, or other key employee of Toyota.

A member of the Board of Directors who is an Audit & Supervisory Committee member may not concurrently act as an executive member of the Board of Directors, manager, or other employees of Toyota or its subsidiary, or accounting advisor (if the accounting advisor is a corporation, the member who is in charge of its affairs) or an executive officer of Toyota or any of its subsidiaries. Audit and Supervisory Committee members have the duty to examine the financial statements and business reports which are submitted by the Board of Directors to the general shareholders’ meeting. The Audit and Supervisory Committee members also audit the execution of duties of Toyota’s members of the Board of Directors. Audit and Supervisory Committee members are not required to be, and Toyota’s Audit & Supervisory Committee members are not, certified public accountants.

Toyota does not have a remuneration committee. However, members of Toyota’s Executive Compensation Meeting discuss remuneration for members of the Board of Directors.

The Executive Compensation Meeting reviews the remuneration system for members of the Board of Directors and senior management and determines the amount of remuneration for each member of the Board of Directors, taking into account factors such as corporate performance as well as individual job responsibilities and performance. The members of the meeting are Yoichi Miyazaki (Chairperson), a member of the Board of Directors, and Shigeaki Okamoto and Kumi Fujisawa, each an outside member of the Board of Directors.

6.D EMPLOYEES

The total number of Toyota employees, on a consolidated basis, was 383,853 as of March 31, 2025, 380,793 as of March 31, 2024, and 375,235 as of March 31, 2023. The following tables set forth a breakdown of persons employed by business segment and by geographic location as of March 31, 2025.

Segment	Number of Employees	Location	Number of Employees
Automotive	339,062	Japan	203,504
Financial services	15,321	North America	65,294
All other	23,093	Europe	24,366
Unallocated	6,377	Asia	65,749
		Other*	24,940

Total	383,853	Total	383,853

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

In Japan, basic wages and other working conditions are negotiated annually. In addition, in accordance with Japanese national custom, each employee is also paid a semi-annual bonus. Bonuses are negotiated at the time of wage negotiations and are based on Toyota’s financial results, prospects and other factors. In fiscal 2025, the wage raises and bonuses were at the level demanded by the labor union.

In general, Toyota considers its labor relations with all of its workers to be good. However, Toyota is currently a party to, and otherwise from time to time experiences, labor disputes in some of the countries in which it operates. Toyota does not expect any disputes to which it is currently a party to materially affect Toyota’s consolidated financial position.

Toyota’s average number of temporary employees on a consolidated basis was 95,530 during fiscal 2025.

6.E SHARE OWNERSHIP

For information on the number of shares of Toyota’s common stock held by each member of the Board of Directors as of June 2025, see “Item 6. Directors, Senior Management and Employees — 6.A Directors and Senior Management.”

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights. As of March 31, 2025, Toyota does not have any stock option plan for which stock options or stock acquisition rights are exercisable or will become exercisable in the future.

Toyota’s Board of Directors resolves the restricted share compensation within the maximum restricted share compensation amount of 4.0 billion yen per year (also, the total number of Toyota’s shares of common stock to be allotted shall not exceed a maximum of 4 million shares per year in total for members of the Board of Directors (excluding outside members of the Board of Directors and members of the Board of Directors who are Audit and Supervisory Committee members; “Eligible Members”)) established at the 121st Ordinary General Shareholders’ Meeting held on June 12, 2025. The overview of the share compensation is as follows.

Eligible Persons	Members of the Board of Directors of Toyota (excluding outside members of the Board of Directors and members of the Board of Directors who are Audit and Supervisory Committee members)
Total amount of the share compensation

Maximum of 4.0 billion yen per year (the Eligible Members of the Board of Directors will make an in-kind contribution of all monetary claims granted within the said amount to receive delivery of the common stock to be issued or disposed of for the allotment)

Amount of the share compensation payable to each member of the Board of Directors	Set each year considering factors such as corporate results, duties, and performance
Type of shares to be allotted and method of allotment	Issue or disposal of common stock (with transfer restrictions under an allotment agreement)
Total number of shares to be allotted

Maximum of 4,000,000 shares per year in total to the Eligible Members of the Board of Directors

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

Amount to be paid

Determined by the Board of Directors of Toyota based on the closing price of Toyota’s common stock on the Tokyo Stock Exchange on the business day prior to each resolution of the Board of Directors, within a range that is not particularly advantageous to the Eligible Members of the Board of Directors

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

If an Eligible Member of the Board of Directors does not reside in Japan at the time of receiving an allotment of restricted shares, Toyota may grant restricted share units instead of the restricted shares above to relieve the recipients from the burden of compliance with laws and regulations in their country of residence and tax disadvantages. The only conditions different from Toyota’s restricted share compensation plan are that the delivery of common shares will be upon the expiration of a period equivalent to the transfer restriction period and that in the event of the death of an Eligible Member of the Board of Directors, it will be a payment of money to the successors of members of the Board of Directors of Toyota in lieu of an issuance of common shares. Both the restricted share compensation plan and the restricted share unit plan shall be managed together within the total amount of share compensation applicable.

In some cases, share compensation for a retiring Eligible Member of the Board of Directors may be allotted to them without any transfer restrictions. In addition, share compensation may be paid in cash to a retiring Eligible Member of the Board of Directors or an Eligible Member of the Board of Directors who does not reside in Japan.

Toyota also has an employee stock ownership association in Japan for employees and full time and part time company advisors. Members of the employee stock ownership association set aside certain amounts from their monthly salary and bonuses to purchase Toyota’s common stock through the employee stock ownership association. As of March 31, 2025, the employee stock ownership association held 69,368,281 shares of Toyota’s common stock.

On March 24, 2025, the Board of Directors resolved to introduce a share-based compensation plan using an employee stock ownership plan trust structure (the “ESOP Trust”) for employees in “Senior Professional / Senior Management (Kanbushoku)” positions who satisfy certain requirements (the “Eligible Employees”). The following table provides a summary of the planned ESOP Trust.

Category	Details
Trust type	A money trust other than an individually-operated designated money trust (third party benefit trust)

Trust purpose	To provide incentives to Eligible Employees

Settlor	TMC

Trustees	Mitsubishi UFJ Trust and Banking Corporation (planned) (Co-trustee: The Master Trust Bank of Japan, Ltd.)

Beneficiaries	Eligible Employees satisfying the beneficiary requirements

Trust administrator	A third party that does not have any interest in TMC (certified public accountant)

Trust agreement date	During 2025 (to be disclosed upon resolution)

Trust period	From the trust agreement date to August 31, 2026 (planned)

Exercise of voting rights	The trustee will exercise the voting rights of TMC shares by following the instructions of the trust administrator that reflect the exercise of voting rights by the beneficiary candidates.

Type of acquired shares	Common stock of TMC

Amount of trust money	1.5 billion yen (planned) (includes trust fees and trust expenses)

Method of acquisition of shares	Unspecified (to be disclosed upon resolution)

Timing of acquisition of shares	Unspecified (to be disclosed upon resolution)

Holders of vested rights	TMC

Residual assets	Residual assets that can be received by TMC, as the beneficiary, shall be limited to the trust expense reserve, calculated by deducting the cost for acquiring shares from trust money.

No shares have been granted under the planned ESOP Trust.

6.F DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

As of March 31, 2025, 15,794,987,460 shares of Toyota’s common stock (of which 2,746,057,686 shares were treasury stock and 13,048,929,774 shares were outstanding) were issued. Information concerning beneficial ownership of Toyota’s common stock in the table below was prepared from information known to Toyota or that could be ascertained from public filings, including filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Financial Instruments and Exchange Law of Japan.

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

Name of Beneficial Owner	Number of Shares of Common Stock (in thousands)	Percentage of Outstanding Voting Shares of Common Stock
Toyota Industries Corporation	1,192,331	9.16

According to The Bank of New York Mellon, depositary for Toyota’s ADSs (the “Depositary”), as of March 31, 2025, 335,787,795 shares of Toyota’s common stock were held in the form of ADSs and there were 1,681 ADS holders of record and 750,662 beneficial owners in the United States. According to Toyota’s register of shareholders, as of March 31, 2025, there were 1,184,935 holders of common stock of record worldwide. As of March 31, 2025, there were 563 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 11.1% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

To the extent known to Toyota, Toyota is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

Toyota knows of no arrangements the operation of which may at a later time result in a change of control.

7.B RELATED PARTY TRANSACTIONS

Business Relationships

Toyota purchases materials, supplies and services, among others, from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s associates and joint ventures accounted for by the equity method and those firms with which certain members of Toyota’s Board of Directors are affiliated. Toyota purchased materials, supplies and services, among others, from these associates and joint ventures in the amount of ¥12,972.7 billion in fiscal 2025. Toyota also sells its products and services, among others, to Toyota’s associates and joint ventures accounted for by the equity method and firms with which certain members of Toyota’s Board of Directors are affiliated. Toyota sold products and services, among others, to these associates and joint ventures in the amount of ¥4,042.6 billion in fiscal 2025. See note 32 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with associates and joint ventures.

Loans

Toyota regularly has trade accounts and other receivables by, and accounts payable to, Toyota’s associates and joint ventures accounted for by the equity method and firms with which certain members of Toyota’s Board of Directors are affiliated. Toyota had outstanding trade accounts and other receivables by these associates and joint ventures in the amount of ¥545.6 billion as of March 31, 2025. Toyota had outstanding trade accounts and other payables to these associates and joint ventures in the amount of ¥1,584.7 billion as of March 31, 2025.

Toyota, from time to time, provides short- to medium-term loans to its associates and joint ventures, as well as loans under a loan program established by certain subsidiaries to assist their executives and members of the Board of Directors with the purchase of homes. As of March 31, 2025, an aggregate amount of ¥71.0 billion in loans was outstanding to its associates and joint ventures accounted for by the equity method. Toyota believes that each of these loans was entered into in the ordinary course of business.

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

	Cash Dividends per Common Share
Period Ended	Yen	U.S. dollars
September 30, 2022	25.0	0.17
March 31, 2023	35.0	0.26
September 30, 2023	30.0	0.20
March 31, 2024	45.0	0.30
September 30, 2024	40.0	0.28
March 31, 2025	50.0	0.33

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

Considering these factors, with respect to the dividends for fiscal 2025, Toyota determined to pay a year-end dividend of 50 yen per share of common stock by a resolution of the Board of Directors pursuant to Toyota’s articles of incorporation. As a result, combined with the interim dividend of 40 yen per share of common stock, the annual dividend was 90 yen per share of common stock, and the total amount of the dividends on common stock for the year was 1,178.4 billion yen.

Furthermore, Toyota resolved, at its Board of Directors meeting held on May 8, 2024, to repurchase up to 410 million shares of its common stock at a total maximum purchase price of 1 trillion yen, in order to return to profits to our shareholders for fiscal 2024. Additionally, with respect to the share repurchase limit announced on May 8, 2024, Toyota resolved, at its Board of Directors meeting held on September 24, 2024, to increase the maximum limit of share repurchases to 530 million shares at a total maximum purchase price of 1.2 trillion yen.

In addition, on June 3, 2025, Toyota announced its intention to conduct a share repurchase aimed at purchasing 1,192,330,920 shares of Toyota’s common stock held by Toyota Industries. However, because the share repurchase is scheduled to be conducted in relation to a tender offer for the common shares of Toyota Industries and it is subject to the completion of the tender offer for Toyota Industries and completion of the settlement thereof, it is difficult to accurately estimate the date of completion. For details see “Item 4. Information on the Company — 4.A History and Development of the Company — Recent Development — Toyota Industries” and note 34 of Toyota’s consolidated financial statements.

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

9.D SELLING SHAREHOLDERS

Not applicable.

9.E DILUTION

Not applicable.

9.F EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A SHARE CAPITAL

Toyota’s authorized number of shares as of March 31, 2025 was 50,000,000,000 shares, of which 15,794,987,460 shares of common stock have been issued. This reflects the retirement of 520,000,000 shares of treasury stock on May 9, 2024.

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

Holders of common stock shall have voting rights exercisable at a general shareholders’ meeting. A holder of shares constituting one or more whole units is entitled to one vote per unit of shares subject to the limitations on voting rights set forth in this paragraph. In general, under the Companies Act, a resolution can be adopted at a general shareholders’ meeting by a majority of the shares having voting rights represented at the meeting. The Companies Act and Toyota’s articles of incorporation require a quorum for the election of members of the Board of Directors of not less than one-third of the total number of outstanding shares having voting rights. Toyota’s shareholders are not entitled to cumulative voting in the election of members of the Board of Directors. A corporate shareholder, the management of which is substantially under Toyota’s control as provided by an ordinance of the Ministry of Justice, either through the holding of voting rights or for any other reason, does not have voting rights.

Shareholders may exercise their voting rights by attending the general shareholders’ meeting or in writing by mail or through the internet. Shareholders who choose to exercise their voting rights by mail must fill out and return to Toyota the voting right exercise form enclosed with the convocation notice of the general shareholders’ meeting by the date specified in such convocation notice. Shareholders electing to exercise their voting rights through the internet must log on to the “Website to Exercise Voting Rights” using the login ID and temporary password provided in the voting right exercise form enclosed with the convocation notice and submit their votes by a date specified in the convocation notice, following instructions appearing on the website. Institutional investors may also use the Electronic Proxy Voting Platform operated by Investor Communications Japan to exercise their voting rights through the use of the Internet, if such institutional investor applies to use the platform in advance. Shareholders may also exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Toyota may refuse a shareholder having two or more proxies attend a general shareholders’ meeting.

The Companies Act and Toyota’s articles of incorporation provide that a quorum of at least one-third of outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

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

(5)	the removal of an Audit and Supervisory Committee member;

(6)	the exemption of liability of a member of the Board of Directors with certain exceptions;

(7)	a reduction of stated capital which meets certain requirements with certain exceptions;

(8)	a distribution of in-kind dividends which meets certain requirements;

(9)	dissolution, merger, or consolidation with certain exceptions in which a shareholders’ resolution is not required;

(10)	the transfer of the whole or a material part of the business;

(11)	the transfer in entirety or in part of shares or equity interest of a subsidiary under certain conditions;

(12)	the taking over of the entire business of any other corporation with certain exceptions in which a shareholders’ resolution is not required;

(13)	share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required;

(14)	company split with certain exceptions in which a shareholders’ resolution is not required; or

(15)	share delivery with certain exceptions in which a shareholders’ resolution is not required.

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

Inward Direct Investment in Shares of Listed Companies

On May 8, 2020, an amendment to the Foreign Exchange Regulations came into effect. Upon the full implementation of the Amendment as of June 7, 2020, the requirements and procedures regarding the prior notifications of inward direct investments to the Minister of Finance and any other competent Ministers under the FEFTA, were amended. Additionally, a partial amendment to the Foreign Exchange Regulations was promulgated on April 4, 2025, and the amendments became effective and applicable on May 19, 2025. As a result, Japanese listed companies are classified into the following categories:

(i)	companies engaged in businesses excluding certain businesses designated by the Foreign Exchange Regulations as designated businesses (the “Designated Businesses”);

(ii)	companies engaged in Designated Businesses other than the Designated Business designated by the Foreign Exchange Regulations as core sector businesses (the “Non-Core Sector Designated Businesses”);

(iii)	companies engaged in Designated Businesses designated by the Foreign Exchange Regulations as core sector businesses (the “Core Sector Designated Businesses”) (excluding companies in (iv) below); and

(iv)

companies that are “Specified Essential Infrastructure Service Provider” under the Economic Security Promotion Act (Act on the Promotion of Ensuring National Security through Integrated Implementation of Economic Measures) and engage in businesses that fall within the core business (the “Specified Core Business Operators”).

For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed companies into the above categories. According to the list published by the Minister of Finance as of May 2, 2025, the businesses which are currently engaged in by Toyota are classified as category (iii) i.e., the Core Sector Designated Businesses above.

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

In the case of an acquisition (including discretionary investment management) of shares or voting rights or the authority to exercise, directly or through instructions, voting rights of a Japanese listed company that is engaged (as Toyota is currently) in one or more Core Sector Designated Businesses, the foreign investor may be exempted from the prior notification requirement, if, as a result of such acquisition, the foreign investor directly or indirectly holds less than 10% of the total number of issued shares or voting rights of the relevant company, and such foreign investor complies with the following conditions:

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

(v)

the foreign investor will not make, and will not cause any persons designated by it to make, proposals to such board or committees or their members in writing or electronic form requesting any response or actions by certain deadlines in respect of the Core Sector Designated Businesses of the relevant company;

If a foreign investor who is not themselves a “Specified Foreign Investor” (as defined below) under the Foreign Exchange Regulations is deemed to be an equivalent entity to a Specified Foreign Investor (an entity obligated to cooperate in information gathering activities of a foreign government pursuant to a contract with a foreign government or pursuant to laws and regulations of a foreign country (“Specified Foreign Investor”)), then such foreign investor may be exempted from the prior notification requirement if they meet conditions (vi) and (vii) below in addition to conditions (i) through (v) above:

(vi)

the foreign investor will not knowingly obtain non-public information regarding the relevant company’s Core Sector Designated Businesses nor otherwise engage in certain acts (as prescribed in the Foreign Exchange Regulations) that may result in leakage of other non-public information.

(vii)

the foreign investor will not serve as an employee or other personnel of the relevant company in relation to its Core Sector Designated Business, nor cause any of its closely related parties (as defined under the Foreign Exchange Regulations) to serve as an employee or other personnel of the relevant company at the foreign investor’s direction. Furthermore, the foreign investor will not solicit any officer, employee or other personnel of the relevant company to work for itself or for any third party.

However, if a person equivalent to a Specified Foreign Investor acquires (including in cases of discretionary investment management) shares or voting rights or the authority to exercise, directly or through directions, voting rights of a Japanese listed company engaged in one or more Core Sector Designated Businesses which qualifies as a Specified Core Business Operator, such person equivalent to a Specified Foreign Investor is not permitted to use the exemption described above under any circumstances.

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

Notwithstanding the above, if a foreign investor falls under a category of disqualified investors designated by the Foreign Exchange Regulations (including (a) investors who have records of certain sanctions due to violations of the FEFTA, (b) certain investors who are state-owned enterprises or other related entities excluding those who are accredited by the Minister of Finance, and (c) above-mentioned Specified Foreign Investors prescribed in the Foreign Exchange Regulations), in no event may such foreign investor be eligible for the exemptions described above. On the other hand, if a foreign investor, excluding the disqualified investors described in the foregoing sentence, falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Regulations) and complies with the Exemption Conditions, such foreign investor may be eligible for the exemptions, even if the acquisition results in such foreign investor’s directly or indirectly holding 10% or more of the total number of issued shares or voting rights of a corporation engaged in one or more Core Sector Designated Businesses.

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

Procedures for Prior Notification

If such prior notification is filed, the proposed inward direct investment may not be consummated until after 30 days have passed from the date of filing, although this screening period may be shortened to two weeks unless such Ministers deem it necessary to review the proposed inward direct investment. The Ministers may extend the screening period up to five months if they deem it necessary to review the proposed inward direct investment and may recommend any modification or abandonment of the proposed inward direct investment and, if the foreign investor does not accept such recommendation, the Ministers may order the modification or abandonment of such inward direct investment. In addition, if the Ministers consider the proposed inward direct investment to be an inward direct investment that is likely to cause damage to the national security of Japan and, if a foreign investor (i) consummates such inward direct investment without filing the prior notification described above; consummates such inward direct investment before the expiration of the screening period described above; in connection with such inward direct investment, makes false statements in the prior notification described above; or (ii) does not follow the recommendation or order issued by the Ministers to modify or abandon such inward direct investment, the Ministers may order such foreign investor to dispose of all or part of the shares acquired or take other measures.

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

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired from another individual shares of common stock or ADSs as a legatee, heir or done, even though neither the individual, nor the deceased, nor donor is a Japanese resident.

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

Toyota does not believe that it was a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2025, and currently intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually and the application of the PFIC rules to a corporation such as Toyota (which among other things is engaged in leasing and financing through several subsidiaries) is not entirely clear, no assurances can be made regarding determination of its PFIC status in the current or any future taxable year. If Toyota is determined to be a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares of common stock or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate U.S. Holder receives from Toyota will not be eligible for the reduced U.S. federal income tax rates on dividends described above if Toyota is a PFIC either in the taxable year of the dividend or the preceding taxable year. If a U.S. Holder owns shares of common stock or ADSs in any taxable year in which Toyota is a PFIC, such U.S. Holder generally would be required to file Internal Revenue Service (“IRS”) Form 8621 (or other form specified by the U.S. Department of the Treasury) on an annual basis, subject to certain exceptions based on the value of PFIC stock held. Toyota will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.

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

12.D AMERICAN DEPOSITARY SHARES

Fees and Charges for Holders of American Depositary Shares

The Bank of New York Mellon, as Depositary for the ADSs, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. The Depositary’s principal executive office is located at 240 Greenwich Street, 8th Floor West, New York, NY 10286, United States of America.

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

Fees Incurred in Fiscal 2025

For fiscal 2025, the Depositary paid to Toyota, or paid to a third party at Toyota’s instruction, an aggregate of $955,669.25 for standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls), Toyota’s continuing annual stock exchange listing fees with respect to the ADSs, expenses relating to Toyota’s annual general shareholders’ meeting that are incurred with respect to Toyota’s ADS holders and 50% of the net dividend fees collected by the Depositary.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) DISCLOSURE CONTROLS AND PROCEDURES

Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of fiscal 2025. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Form 20-F that Toyota files under the Exchange Act is accumulated and communicated to its management, including the chief executive officer and the principal accounting and financial officer, to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensure that the Form 20-F that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Toyota’s President and Representative Director, who concurrently serves as CEO, and the member of the Board of Directors who concurrently serves as CFO. Toyota’s disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. The President and Representative Director as well as the member of the Board of Directors have concluded that Toyota’s disclosure controls and procedures are effective at the reasonable assurance level.

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

Based on this evaluation, management concluded that Toyota’s internal control over financial reporting was effective as of March 31, 2025.

PricewaterhouseCoopers Japan LLC, an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Toyota’s internal control over financial reporting as of March 31, 2025, as stated in its report included herein.

(c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Toyota’s independent registered public accounting firm, PricewaterhouseCoopers Japan LLC, has issued an audit report on the effectiveness of Toyota’s internal control over financial reporting. This report appears in Item 18.

(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in Toyota’s internal control over financial reporting during fiscal 2025 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Toyota maintains an Audit and Supervisory Committee, in accordance with the Companies Act. Toyota’s Audit and Supervisory Committee is comprised of four members of the Board of Directors who are Audit and Supervisory Committee members, three of whom are outside and independent directors. Each member of the Board of Directors who is an Audit and Supervisory Committee member has been appointed at Toyota’s meetings of shareholders, and the Audit and Supervisory Committee has certain statutory powers independently, including auditing the business affairs and accounts of Toyota.

Toyota’s Audit and Supervisory Committee has determined that it does not have an “audit committee financial expert” serving on the Audit and Supervisory Committee. The qualifications for, and powers of, the Audit and Supervisory Committee member delineated in the Companies Act are different from those anticipated for any audit committee financial expert. Audit and Supervisory Committee members have the authority to be given reports from a certified public accountant or an accounting firm concerning audits, including technical accounting matters. At the same time, each Audit and Supervisory Committee member has the authority to consult internal and external experts on accounting matters. Each Audit and Supervisory Committee member must fulfill the requirements under Japanese laws and regulations and otherwise follow Japanese corporate governance practices and, accordingly, Toyota’s Audit and Supervisory Committee has confirmed that it is not necessarily in Toyota’s best interest to nominate as Audit & Supervisory Committee member a person who meets the definition of audit committee financial expert. Although Toyota does not have an audit committee financial expert on its Audit and Supervisory Committee, Toyota believes that Toyota’s current corporate governance structure, taken as a whole, including the Audit and Supervisory Committee members’ ability to consult internal and external experts, is fully equivalent to a structure having an audit committee financial expert on its Audit and Supervisory Committee.

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

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Japan LLC and the various network and member firms of PricewaterhouseCoopers to Toyota in fiscal 2024 and fiscal 2025.

	Yen in millions
	2024	2025
Audit Fees(1)	7,787	8,779
Audit-related Fees(2)	106	134
Tax Fees(3)	494	453
All Other Fees(4)	20	60

Total	8,407	9,426

(1)

Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the services of annual audit, quarterly reviews and assessment and reviews of the effectiveness of internal controls over financial reporting of Toyota and its subsidiaries and affiliated companies; the services associated with SEC registration statements or other documents issued in connection with securities offerings such as comfort letters and consents.

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

Policies and Procedures of the Audit and Supervisory Committee

Below is a summary of the current policies and procedures of the Audit and Supervisory Committee for the pre-approval of audit and permissible non-audit services performed by Toyota’s independent public accountants.

Under the policy, specified operating officers or managers submit a request for general pre-approval of audit and permissible non-audit services for the following fiscal year, which shall include details of the specific services and estimated fees for the services, to the Audit and Supervisory Committee, which reviews and determines whether or not to grant the request in advance. Upon the general pre-approval of the Audit and Supervisory Committee, the specified operating officers or managers are not required to obtain any specific pre-approval for audit and permissible non-audit services so long as those services fall within the scope of the general pre-approval provided.

The Audit and Supervisory Committee makes a further determination of whether or not to grant a request to revise the general pre-approval for the applicable fiscal year if such request is submitted by specified operating officers or managers. Such request may include (i) adding any audit or permissible non-audit services other than the ones listed in the general pre-approval and (ii) obtaining services that are listed in the general pre-approval but of which the total fee amount exceeds the amount affirmed by the general pre-approval. The determination of whether or not to grant a request to revise the general pre-approval noted in the foregoing may alternatively be made by an Audit and Supervisory Committee member (full time), who is designated in advance by a resolution of the Audit and Supervisory Committee, in which case such Audit and Supervisory Committee member (full time) shall report such decision at the next meeting of the Audit and Supervisory Committee. The performance of audit and permissible non-audit services and the payment of fees are subject to review by the Audit and Supervisory Committee at least once every fiscal half year.

None of the audit related fees, tax fees or all other fees described in the table above were approved by the Audit & Supervisory Board, which used to approve such transactions prior to TMC becoming a company with an Audit and Supervisory Committee, pursuant to the de minimis exception provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As of the date of this annual report on Form 20-F, we do not rely on any of the exemptions contained in paragraph (b)(1)(iv), the general exemption contained in paragraph (c)(3) or the last sentence of paragraph (a)(3) of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of Toyota’s common stock by Toyota and its affiliated purchasers during fiscal 2025:

Period	(a)Total Number of Shares Purchased(1)	(b)Average Price Paid per Share (Yen)(1)	(c)Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	(d)Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1, 2024 – April 30, 2024	5,218,010	3,635	5,216,600	—
May 1, 2024 – May 31, 2024	622	3,502	—	—
June 1, 2024 – June 30, 2024	700	3,200	—	—
July 1, 2024 – July 31, 2024	1,114	3,189	—	—
August 1, 2024 – August 31, 2024	373	2,660	—	—
September 1, 2024 – September 30, 2024	319,796,424	2,766	319,795,675	—
October 1, 2024 – October 31, 2024	19,818,865	2,589	19,818,100	—
November 1, 2024 – November 30, 2024	17,999,996	2,680	17,999,200	—
December 1, 2024 – December 31, 2024	16,045,240	2,665	16,044,000	—
January 1, 2025 – January 31, 2025	13,953,485	2,924	13,952,600	—
February 1, 2025 – February 28, 2025	17,571,107	2,809	17,570,400	—
March 1, 2025 – March 31, 2025	15,453,817	2,790	15,453,200	—

Total	425,859,753	—	425,849,775	—

(1)

A portion of the above purchases were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Toyota to purchase shares that are a fraction of a unit, in accordance with Toyota’s share handling regulations. Toyota is required to comply with such requests pursuant to the Companies Act. See “Item 10. Additional Information — 10.B Memorandum and Articles of

Association — Japanese Unit Share System.” The number of shares purchased not pursuant to publicly announced plans or programs conducted in fiscal 2025 is 9,978.
(2)

Toyota announced on May 8, 2024 that it would repurchase up to 410 million shares of its common stock between May 9, 2024 and April 30, 2025 at a total maximum purchase price of 1 trillion yen, in order to return to shareholders the profits derived in fiscal 2024. Toyota further announced on September 24, 2024 that, with respect to the share repurchase limit announced on May 8, 2024, it would increase the maximum limit of share repurchases to 530 million shares at a total maximum purchase price of 1.2 trillion yen between May 9, 2024 and April 30, 2025.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Significant Differences in Corporate Governance Practices between Toyota and U.S. Companies Listed on the NYSE

Pursuant to home country practices exemptions granted by the NYSE, Toyota is permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of the corporate governance standards under Section 303A of the NYSE Listed Company Manual (the “NYSE Corporate Governance Rules”). More specifically, Toyota is exempt from the NYSE Corporate Governance Rules, except for requirements that (a) Toyota’s Audit and Supervisory Committee satisfies the requirements of Rule 10A-3 under the Exchange Act, (b) Toyota must disclose significant differences in its corporate governance practices as compared to those followed by domestic companies under the NYSE listing standards, (c) Toyota’s principal executive officer must notify the NYSE in writing after any executive officer of Toyota becomes aware of any non-compliance with (a), (b) and (e), (d) Toyota must submit annual and interim written affirmations to the NYSE, and (e) Toyota must adopt and comply with a written policy providing that it will recover erroneously awarded incentive-based compensation from its executive officers in the event that it is required to prepare an accounting restatement due to the material noncompliance by Toyota with any financial reporting requirement under the securities laws. Toyota’s corporate governance practices and those followed by domestic companies under the NYSE Corporate Governance Rules have the following significant differences:

1 Members of the Board of Directors. The NYSE Corporate Governance Rules require U.S. listed companies generally to have a majority of the board be “independent directors,” as defined under the NYSE Corporate Governance Rules. The NYSE Corporate Governance Rules also require that the non-management directors of each U.S. listed company meet at regularly scheduled executive sessions without management. As a foreign private issuer, neither rule applies to Toyota. Unlike the NYSE Corporate Governance Rules, neither the Companies Act nor the regulations of the Japanese stock exchanges require, and accordingly Toyota does not have, an internal corporate organ or committee comprised solely of “independent directors” as defined under the regulations of the Japanese stock exchanges.

The Companies Act requires Toyota to have “outside” members of the Board of Directors, as defined under the Companies Act. Toyota currently has five outside members of the Board of Directors. An “outside” member of the Board of Directors refers to:

(a)	a person who is not, and has never been during the ten year period before becoming an outside member of the Board of Directors, an Executive Director of Toyota or its subsidiaries;

(b)

if a person was a member of the Board of Directors, accounting counselor (in the case that an accounting counselor is a legal entity, a member of such entity who is in charge of its affairs) or Audit and Supervisory Board member (excluding those who have ever been Executive Directors, etc.) of Toyota or any of its subsidiaries at any time during the ten year period before becoming an outside member of the Board of Directors, such person who has not been an Executive Director, etc. of Toyota or any of its subsidiaries during the ten year period before becoming a member of the Board of Directors, accounting counselor or Audit and Supervisory Board member; and

(c)	a person who is not a spouse or relative within the second degree of kinship of any member of the Board of Directors, manager or other key employee of Toyota.

Such qualifications for an “outside” member of the Board of Directors are different from the director independence requirements under the NYSE Corporate Governance Rules.

In addition, pursuant to the regulations of the Japanese stock exchanges, Toyota is required to have one or more “independent director(s),” defined under the relevant regulations of the Japanese stock exchanges as “outside directors” (as defined under the Companies Act), who are unlikely to have any conflicts of interests with Toyota’s general shareholders. Each of the outside members of the Board of Directors of Toyota satisfies the “independent director/” requirements under the regulations of the Japanese stock exchanges. The Japanese Corporate Governance Code provides that certain listed companies, including Toyota, should appoint at least one-third of their directors as “independent outside directors” as defined based on the criteria for assessing director independence established by Toyota in line with the independence standards of the Japanese stock exchanges. Each of the outside members of the Board of Directors of Toyota satisfies the “independent outside director” requirements under the independence standards of the Japanese stock exchanges. To ensure our outside members of the Board of Directors participate in decision-making from an independent standpoint and reflect the opinions of more diverse stakeholders in management, Toyota has clarified the unique roles of and expectations for Toyota’s outside members of the Board of Directors and revised the independence assessment criteria. The definition of “independent director” and “outside director” reflecting such criteria is different from that of the definition of independent director under the NYSE Corporate Governance Rules.

The roles of and expectations for outside members of the Board of Directors are as follows.

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

(For outside members of the Board of Director who are the Audit and Supervisory Committee members)

In addition to the above, to conduct audits from a fair and neutral standpoint, utilizing their abundant experience and advanced expertise

The independence assessment criteria of Toyota are as follows.

Outside members of the Board of Directors who satisfy the requirements stipulated by the Companies Act and do not fall into any of the following categories are deemed to be independent.

1.	History of belonging to affiliated companies: Persons who are currently functioning as executive directors, members of the Audit and Supervisory Committee (excluding outside members of the Board of Directors) or Audit and Supervisory Board, operating officers, or employees of our company and its consolidated subsidiaries. Or those who functioned as executive directors, members of the Audit and Supervisory Committee (excluding outside members of the Board of Directors) or the Audit and Supervisory Board, operating officers, or employees at any time during the last ten years.

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

8.

Close relatives: Spouses, or relatives within the second degree of kinship, of members of the Board of Directors, the Audit and Supervisory Committee or Audit and Supervisory Board, operating officers, key employees of our company and its consolidated subsidiaries, or persons falling into the above 1 to 6 (excluding non-key persons).

9.

Mutual executive dispatch: Persons who are executing business in companies that are accepting one or more member(s) of the Board of Directors or the Audit and Supervisory Board from our company and its consolidated subsidiaries.

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

2. Nominating / Corporate Governance and Compensation Committees. Under the Companies Act, Toyota has elected to structure its corporate governance system as a company with an audit and supervisory committee. Toyota, as a Japanese company with an audit and supervisory committee, is not required to have certain committees that are required of U.S. listed companies subject to the NYSE Corporate Governance Rules, including those that are responsible for director nomination, corporate governance and executive compensation. However, members of Toyota’s Executive Appointment Meeting, a majority of whom are outside directors, discuss recommendations to the Board of Directors concerning the appointment and dismissal of members of the Board of Directors. Members of the Executive Compensation Meeting, a majority of whom are outside directors, review the remuneration system for members of Board of Directors (excluding for Audit and Supervisory Committee members) and senior management as well as determine the amount of remuneration for each member of the Board of Directors (excluding for Audit and Supervisory Committee members). The Japanese Corporate Governance Code provides that certain listed companies, including Toyota, generally should have the majority of the members of each of certain committees be independent directors, and those committees of Toyota satisfy that principle.

Pursuant to the Companies Act, Toyota’s Board of Directors nominates and submits a proposal for the appointment of members of the Board of Directors for shareholder approval. The shareholders vote on such nomination at the general shareholders’ meeting. The Companies Act requires that the limits or calculation formula of the remuneration, bonus and any other benefits in compensation for the execution of duties (“remuneration, etc.”) of directors, the kind of remuneration, etc. (in case that the remuneration, etc. are other than cash (excluding shares and stock acquisition rights)) to be received by directors, and the limits of remuneration, etc. that are shares and stock acquisition rights to be granted to directors must be determined by a resolution of the general shareholders’ meeting, unless their remuneration, etc. is provided for in the articles of incorporation. The distribution of remuneration, etc., among each member of the Board of Directors (excluding Audit and Supervisory Committee members) is broadly delegated to the Board of Directors and the distribution of remuneration among each Audit and Supervisory Committee member is determined by consultation among the Audit and Supervisory Committee members.

3. Audit Committee. In addition to satisfying the requirements of Rule 10A-3 under the Exchange Act (including that each member meet the independence requirements of Rule 10A-3(b)(1) ), audit committees of companies listed on the NYSE generally are supposed to satisfy additional requirements, such as each member needing to be also an “independent director” as defined under the NYSE Corporate Governance Rules, and having specified purposes, duties and responsibilities. Toyota is not subject to the aforementioned additional requirements.

Pursuant to the requirements of the Companies Act, Toyota elects its Audit and Supervisory Committee members and the other members of the Board of Directors separately through a resolution adopted at a general shareholders’ meeting. The Companies Act of Japan stipulates that the Audit and Supervisory Committee must consist of at least three members of the Board of Directors. Toyota currently has four Audit and Supervisory Committee members.

Under the Companies Act, a majority of the Audit and Supervisory Committee members must be “outside” members of the Board of Directors. An “outside” member of the Board of Directors is any person who satisfies all of the requirements as described above in “1. Members of the Board of Directors.”:

Three of the Audit and Supervisory Committee members of Toyota are “outside” members of the Board of Directors and satisfy the “independent director”” requirements under the regulations of the Japanese stock exchanges, as described above in “1. Members of the Board of Directors.”

Unlike the NYSE Corporate Governance Rules, the Companies Act, among other matters, does not require Audit and Supervisory Committee members to establish an “expertise in accounting or financial management” nor are they required to present other special knowledge and experience. Toyota’s Board of Directors has not determined that any of its Audit and Supervisory Committee members has “expertise in accounting or financial management,” as set forth in the NYSE Corporate Governance Rules. However, the Japanese Corporate Governance Code indicates that persons with appropriate experience and skills as well as necessary knowledge of finance, accounting, and laws should be appointed as Audit and Supervisory Committee members, and in particular, one or more Audit and Supervisory Committee members who have sufficient knowledge of finance and accounting matters should be appointed. Toyota has appointed persons who are able to provide opinions and advice regarding management based on their broader experience and discretion beyond finance and accounting. Under the Companies Act, the Audit and Supervisory Committee may determine the auditing policies and methods of investigating the conditions of Toyota’s business and assets and prepares auditors’ reports. Further, the Audit & Supervisory Committee makes decisions concerning proposals relating to the appointment and dismissal of accounting auditors; it also has the authority to dismiss the accounting auditor when certain matters specified under the Companies Act occur.

U.S. domestic issuers listed on NYSE are required to disclose the charter of their audit committees. Japanese law and the regulations of the Japanese stock exchanges do not require such disclosure, and accordingly, we do not disclose our Audit and Supervisory Committee charter.

4. Corporate Governance Guidelines. Unlike the NYSE Corporate Governance Rules, Toyota is not required to comply the Japanese Corporate Governance Code under Japanese laws and regulations, including the Companies Act, the Financial Instruments and Exchange Law of Japan and the regulations of the Japanese stock exchanges. However, if Toyota does not comply with the Japanese Corporate Governance Code, it is required to explain the reasons why it does not do so in accordance with the regulations of the Japanese stock exchanges. In addition, Toyota is required to resolve at the Board of Directors matters relating to a system, which is required under the ordinance of the Ministry of Justice (“internal control system” or “naibu-tosei”), to ensure the execution of duties of the members of the Board of Directors to comply with laws, regulations and articles of incorporation, and any other systems to ensure the adequacy of the business, and to disclose such matters resolved, policies and the present status of its corporate governance in its business reports, annual securities report and certain other disclosure documents in accordance with the regulations under the Financial Instruments and Exchange Law and the regulations of the Japanese stock exchanges in respect of timely disclosure.

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
As part of TMC’s cybersecurity risk management process, TMC has a cybersecurity team established within the digital information and communication group that gathers information concerning cybersecurity-related trends and case examples relating to other companies from third parties such as governmental security agencies, cybersecurity companies and software vendors, and monitors cyberattacks from external sources. In addition, by being a member of the Automotive Information Sharing & Analysis Center (Auto-ISAC) in Japan and the U.S., TMC is able to learn promptly about problematic events that occur within the industry and puts the information to use to improve and implement cybersecurity measures. Furthermore, TMC also actively collaborates with outside experts to gain outside knowledge and uses it to improve security. TMC also is a member of the Nippon Computer Security Incident Response Team (CSIRT) Association, which shares information about incidents, vulnerabilities, and signs of attacks, among member companies.
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
1
and ISO/SAE 21434*
2
, and the collection and monitoring of threat and vulnerability information.

*1	Regulations concerning cybersecurity, which were adopted at the World Forum for the Harmonization of Vehicle Regulations (WP.29) in June 2020

*2	International standards concerning cyber security of electrical/electronic systems of automobiles
TMC also provides information security training for all of TMC’s employees, including secondees and dispatched employees, such as through activities to raise awareness during “Information Quality Months,” educational or warning information displayed at the startup of individuals’ personal computers, and unannounced training to test responses to targeted-attack-type emails.
In addition, third-party organizations with expertise in cybersecurity and risk management evaluate, based on such standards as those of the U.S National Institute of Standards and Technology Cybersecurity Framework (NIST CSF), NIST’s Special Publications (SP) Series, ISO and International
Electrotechnical Commission
(IEC)
, the condition of the management and technical aspects of TMC’s security measures for information technology, operational technology, products and other areas. TMC implements measures to address problems identified through these evaluations as needed, working to raise the level of security.
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
[No material cybersecurity incident has occurred to Toyota to date.] In fiscal 2025, Toyota did not identify cybersecurity risks from cybersecurity threats, including as a result of past cybersecurity incidents, that are reasonably likely to materially affect Toyota, including its business strategy, results of operations, or financial condition. However, despite the capabilities, processes, and other security measures we employ that we believe are designed to assess, identify, and mitigate the risk of cybersecurity incidents, we may not be aware of all vulnerabilities or might not accurately assess the risks of incidents, and such preventative measures cannot provide absolute security and may not be sufficient in all circumstances or mitigate all potential risks. For a further discussion of risks that may materially affect Toyota if a cybersecurity threat materializes and other matters, see “Risk Factors” in this annual report.
Cybersecurity Governance
TMC considers cybersecurity risk to be a particularly important risk within its risk management framework and one of the areas of focus for its Board of Directors, Audit and Supervisory Committee, and management. As part of the company-wide risk management process, in addition to developing the TGRS described above,
TMC has established a governance and risk subcommittee that includes members of the Board of Directors and Audit and Supervisory Committee, as well as the Chief Information & Security Officer (“CISO”) as a member in charge of cybersecurity. The subcommittee discusses cybersecurity as one of the company-wide risks.
TMC’s cybersecurity team is led by the CISO and reports serious cybersecurity risks or incidents to the Board of Directors and the Audit and Supervisory Committee as they arise.
In addition, the members of the Information Quality Management Meeting, which is held approximately twice a year, receives reports on and oversees the status of cybersecurity risks and incidents at TMC. This body, chaired by the CISO, is attended by responsible personnel assigned to each security area, such as confidential information management, information systems, and supply chain. Participants report and share information about security risks and the status of incidents.
Of such information, material matters are reported by the CISO to the Board of Directors and Audit and Supervisory Committee through the CRO, who is responsible for overall risk management.
In addition to the meeting mentioned above, the cybersecurity team is in close contact with full-time Audit and Supervisory Committee members, providing regular reports and receiving and responding to their inquiries about the state of TMC’s approach to cybersecurity and incident trends in the world.
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

167

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
(“Toyota Motor Corporation”)
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Toyota Motor Corporation and its subsidiaries (collectively referred to as the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.
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
Liabilities for the costs of recalls and other safety measures
As described in Notes 3 and 24 to the consolidated financial statements, the Company accrues for costs of recalls and other safety measures. As of March 31, 2025, estimated liabilities for the costs of recalls and other safety measures totaled ¥1,236,465 million and were included in liabilities for quality assurance in the consolidated statement of financial position. The Company generally measures the liabilities for recalls and other safety measures at the time of vehicle sales comprehensively by aggregate sales of various models in a certain period by geographical regions. However, when circumstances warrant, the Company measures liabilities for costs of a particular recall or other safety measures using an individual model when they are probable and reasonably estimable. Management calculates the liabilities for the costs of recalls and other safety measures that are determined comprehensively based on the accumulated amount of repair cost paid per unit and pattern of actual payment occurrence.
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
Allowance for credit losses—Retail finance receivables
As described in Notes 3, 8 and 19 to the consolidated financial statements, the Company measures an allowance for credit losses on its retail finance receivables by estimating the expected credit losses at the reporting date. As of March 31, 2025, ¥356,304 million of the allowance for credit losses corresponding to ¥27,638,021 million of retail finance receivables was recorded in the consolidated statement of financial position. The allowance for credit losses on retail finance receivables is measured based on a systematic, ongoing review and evaluation performed as part of the credit risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral, forward-looking information including movements of the world economy and other pertinent factors. In calculating the expected credit losses, the Company uses the probability of a default and the loss rate in the event of a default based on past experience and then reflects adjustments based on its forecasts of current and future economic conditions. Retail finance receivables within the United States represent approximately half of the consolidated retail finance receivables as of March 31, 2025.
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
Nagoya, Japa
n
June 18, 2025
We have served as the Company’s auditor since 2006.

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		Yen in millions
	Notes	March 31, 2024	March 31, 2025
Assets
Current assets
Cash and cash equivalents	6	9,412,060	8,982,404
Trade accounts and other receivables	7	3,789,429	3,679,722
Receivables related to financial services	8	11,057,269	11,453,249
Other financial assets	9	4,702,168	6,935,759
Inventories	10	4,605,368	4,598,232
Income tax receivable		116,886	216,528
Other current assets		1,031,098	1,212,783

Total current assets		34,714,279	37,078,676

Non-current assets
Investments accounted for using the equity method	11	5,710,106	5,798,051
Receivables related to financial services	8	20,637,090	22,171,786
Other financial assets	9	11,390,559	9,882,841
Property, plant and equipment
Land	12	1,441,811	1,428,122
Buildings	12	5,884,749	6,170,063
Machinery and equipment	12	16,469,032	16,621,243
Vehicles and equipment on operating leases	12	7,523,911	8,051,945
Construction in progress	12	1,040,188	1,596,145

Total property, plant and equipment, at cost	12	32,359,692	33,867,518

Less - Accumulated depreciation and impairment losses	12	(18,101,905)	(18,533,826)

Total property, plant and equipment, net	12	14,257,788	15,333,693

Right of use assets	13	532,835	583,068
Intangible assets	14	1,355,326	1,363,266
Deferred tax assets	15	502,230	517,869
Other non-current assets	23	1,014,083	872,101

Total non-current assets		55,400,017	56,522,674

Total assets		90,114,296	93,601,350

The accompanying notes are an integral part of these consolidated financial statements

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION—(Continued)

		Yen in millions
	Notes	March 31, 2024	March 31, 2025
Liabilities
Current liabilities
Trade accounts and other payables	16	5,251,357	5,527,347
Short-term and current portion of long-term debt	17	15,406,284	15,829,516
Accrued expenses		1,863,760	1,827,933
Other financial liabilities	18	1,700,137	1,869,117
Income taxes payable		1,224,542	505,500
Liabilities for quality assurance	24	1,836,314	1,965,748
Other current liabilities		1,895,516	1,909,059

Total current liabilities		29,177,909	29,434,220

Non-current liabilities
Long-term debt	17	21,155,496	22,963,363
Other financial liabilities	18	495,814	435,594
Retirement benefit liabilities	23	1,077,962	1,019,568
Deferred tax liabilities	15	2,219,638	1,659,433
Other non-current liabilities		748,139	1,210,260

Total non-current liabilities		25,697,049	27,288,217

Total liabilities		54,874,958	56,722,437

Shareholders’ equity
Common stock	25	397,050	397,050
Additional paid-in capital	25	491,802	492,368
Retained earnings	25	32,795,365	35,841,218
Other components of equity	25	4,503,756	3,610,133
Treasury stock	25	(3,966,982)	(4,415,943)

Total Toyota Motor Corporation shareholders’ equity	25	34,220,991	35,924,826

Non-controlling interests		1,018,347	954,088

Total shareholders’ equity		35,239,338	36,878,913

Total liabilities and shareholders’ equity		90,114,296	93,601,350

The accompanying notes are an integral part of these consolidated financial statements

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF INCOME

		Yen in millions
	Notes	For the year ended March 31, 2023	For the year ended March 31, 2024	For the year ended March 31, 2025

Sales revenues
Sales of products	26	34,367,619	41,648,130	43,598,877
Financial services	26	2,786,679	3,447,195	4,437,827

Total sales revenues	26	37,154,298	45,095,325	48,036,704

Costs and expenses
Cost of products sold		29,128,561	33,600,612	35,510,157
Cost of financial services		1,712,721	2,126,395	2,948,509
Selling, general and administrative		3,587,990	4,015,383	4,782,452

Total costs and expenses		34,429,273	39,742,390	43,241,118

Operating income		2,725,025	5,352,934	4,795,586

Share of profit (loss) of investments accounted for using the equity method	11	643,063	763,137	591,219
Other finance income	28	379,350	747,236	556,700
Other finance costs	28	(125,113)	(103,709)	(190,711)
Foreign exchange gain (loss), net		124,516	187,568	705,292
Other income (loss), net		(78,109)	17,918	(43,497)

Income before income taxes		3,668,733	6,965,085	6,414,590

Income tax expense	15	1,175,765	1,893,665	1,624,835

Net income		2,492,967	5,071,421	4,789,755

Net income attributable to
Toyota Motor Corporation		2,451,318	4,944,933	4,765,086
Non-controlling interests		41,650	126,488	24,670

Net income		2,492,967	5,071,421	4,789,755

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	29	179.47	365.94	359.56

The accompanying notes are an integral part of these consolidated financial statements

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Yen in millions
	Notes	For the year ended March 31, 2023	For the year ended March 31, 2024	For the year ended March 31, 2025

Net income		2,492,967	5,071,421	4,789,755
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	25	99,223	557,539	102,129
Remeasurements of defined benefit plans	25	65,153	46,328	(109,598)
Share of other comprehensive income of equity method investees	11,25	(77,148)	156,118	(63,213)

Total of items that will not be reclassified to profit (loss)		87,228	759,984	(70,682)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	25	676,042	1,178,875	(827,848)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	25	(115,738)	12,247	31,158
Share of other comprehensive income of equity method investees	11,25	180,181	165,996	121,340

Total of items that may be reclassified subsequently to profit (loss)		740,485	1,357,118	(675,349)

Total other comprehensive income, net of tax	25	827,713	2,117,103	(746,031)

Comprehensive income		3,320,681	7,188,523	4,043,724

Comprehensive income for the period attributable to
Toyota Motor Corporation		3,251,090	6,999,828	4,011,822
Non-controlling interests		69,591	188,696	31,903

Comprehensive income		3,320,681	7,188,523	4,043,724

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

The accompanying notes are an integral part of these consolidated financial statements

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

For the year ended March 31, 2025

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity

Balances at April 1, 2024		397,050	491,802	32,795,365	4,503,756	(3,966,982)	34,220,991	1,018,347	35,239,338

Comprehensive income
Net income		—	—	4,765,086	—	—	4,765,086	24,670	4,789,755
Other comprehensive income, net of tax	25	—	—	—	(753,264)	—	(753,264)	7,233	(746,031)

Total comprehensive income		—	—	4,765,086	(753,264)	—	4,011,822	31,903	4,043,724

Transactions with owners and other
Dividends paid	25	—	—	(1,132,329)	—	—	(1,132,329)	(127,232)	(1,259,560)
Repurchase of treasury stock	25	—	—	—	—	(1,179,043)	(1,179,043)	—	(1,179,043)
Reissuance of treasury stock	25	—	1,356	—	—	866	2,222	—	2,222
Retirement of treasury stock	25	—	(1,953)	(727,264)	—	729,217	—	—	—
Equity transactions and other		—	1,163	—	—	—	1,163	31,069	32,232

Total transactions with owners and other		—	567	(1,859,593)	—	(448,961)	(2,307,987)	(96,162)	(2,404,149)

Reclassification to retained earnings	25	—	—	140,359	(140,359)	—	—	—	—

Balances at March 31, 2025		397,050	492,368	35,841,218	3,610,133	(4,415,943)	35,924,826	954,088	36,878,913

The accompanying notes are an integral part of these consolidated financial statements

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

		Yen in millions
	Notes	For the year ended March 31, 2023	For the year ended March 31, 2024	For the year ended March 31, 2025

Cash flows from operating activities
Net income		2,492,967	5,071,421	4,789,755
Depreciation and amortization		2,039,904	2,087,066	2,251,233
Interest income and interest costs related to financial services, net		(694,331)	(713,506)	(747,742)
Share of profit (loss) of investments accounted for using the equity method		(643,063)	(763,137)	(591,219)
Income tax expense		1,175,765	1,893,665	1,624,835
Changes in operating assets and liabilities, and other		(1,502,482)	(3,975,836)	(2,815,549)
(Increase) decrease in trade accounts and other receivables		(532,432)	(859,239)	55,139
(Increase) decrease in receivables related to financial services		(1,760,288)	(3,398,434)	(2,389,665)
(Increase) decrease in inventories		(350,550)	(207,529)	(70,654)
(Increase) decrease in other current assets		(61,538)	(326,365)	(462,114)
Increase (decrease) in trade accounts and other payables		712,400	560,737	362,924
Increase (decrease) in other current liabilities		545,666	666,513	659,088
Increase (decrease) in retirement benefit liabilities		21,213	(161)	17,377
Other, net		(76,953)	(411,358)	(987,645)
Interest received		1,516,404	2,292,156	2,672,724
Dividends received		460,351	587,259	623,295
Interest paid		(593,216)	(1,148,392)	(1,609,083)
Income taxes paid, net of refunds		(1,297,224)	(1,124,322)	(2,501,315)

Net cash provided by (used in) operating activities		2,955,076	4,206,373	3,696,934

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others		(1,450,196)	(1,846,447)	(1,906,811)
Additions to equipment leased to others		(1,907,356)	(2,867,660)	(2,996,920)
Proceeds from sales of fixed assets excluding equipment leased to others		56,436	154,985	70,821
Proceeds from sales of equipment leased to others		1,659,161	2,008,634	1,707,899
Additions to intangible assets		(348,280)	(334,287)	(354,196)
Additions to public and corporate bonds and stocks		(1,150,214)	(2,972,779)	(3,965,550)
Proceeds from sales of public and corporate bonds and stocks		393,982	1,201,405	1,035,922
Proceeds upon maturity of public and corporate bonds		939,747	1,049,963	2,713,649
Other, net	33	207,829	(1,392,565)	(494,551)

Net cash provided by (used in) investing activities		(1,598,890)	(4,998,751)	(4,189,736)

Cash flows from financing activities
Increase (decrease) in short-term debt	17	239,689	401,740	75,675
Proceeds from long-term debt	17	9,276,918	12,057,349	13,381,581
Payments of long-term debt	17	(8,353,033)	(8,752,329)	(10,872,262)
Dividends paid to Toyota Motor Corporation common shareholders	25	(727,980)	(880,197)	(1,132,329)
Dividends paid to non-controlling interests		(84,986)	(90,309)	(127,232)
Reissuance (repurchase) of treasury stock		(431,099)	(231,069)	(1,179,043)
Other, net		24,310	(7,627)	50,845

Net cash provided by (used in) financing activities		(56,180)	2,497,558	197,236

Effect of exchange rate changes on cash and cash equivalents		103,305	189,914	(134,089)

Net increase (decrease) in cash and cash equivalents		1,403,311	1,895,094	(429,656)

Cash and cash equivalents at beginning of year	6	6,113,655	7,516,966	9,412,060

Cash and cash equivalents at end of year	6	7,516,966	9,412,060	8,982,404

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
The consolidated financial statements were approved on June 18, 2025 by Koji Sato, President, member of the Board of Directors, and Yoichi Miyazaki, CFO, member of the Board of Directors.
(2) Basis of measurement
Toyota’s consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value and assets and liabilities associated with defined benefit plans indicated in “3.Material accounting policies”.
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
The financial statements of subsidiaries have been adjusted in order to ensure consistency with the accounting policies adopted by Toyota as necessary. All significant intercompany balances and transactions as well as related unrealized profits have been eliminated in consolidation.
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
(2) Foreign operations
All assets and liabilities of foreign subsidiaries, associates and joint ventures (collectively, “foreign operations”) that use a functional currency other than Japanese yen are translated into Japanese yen at the exchange rates at the end of the reporting period. All revenues and expenses of foreign operations are translated into Japanese yen at the average exchange rate for the period unless the exchange rate fluctuates widely. Exchange differences arising from such translations are recognized in other comprehensive income and accumulated in other components of equity in the consolidated statement of financial position. When a foreign operation is disposed of and control, significant influence or joint control over the foreign operation is lost, the cumulative amount of exchange differences relating to the foreign operation is reclassified from equity to profit or loss.
Cash and cash equivalents -
Cash and cash equivalents consist of cash on hand, demand deposits, and short-term investments that are readily convertible to cash and are subject to insignificant risk of changes in value with three months or less maturities from the acquisition date.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial instruments -
(1) Financial assets
(i) Initial recognition and measurement
Toyota initially recognizes financial assets when it becomes a party to a contract and, except for derivatives, classifies financial assets into “financial assets measured at amortized cost”, “debt and equity financial assets measured at fair value through other comprehensive income”, or “financial assets measured at fair value through profit or loss”. The sale or purchase of financial assets that occurred in the normal course of business are recognized and derecognized at the trade date.
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
sheet credit exposures.
At the end of the reporting period, Toyota assesses whether the credit risk on financial assets has significantly increased since initial recognition. At the end of the reporting period, if Toyota identifies a significant increase in credit risk, allowances for credit losses are measured as being equal to the amount of expected credit losses that would result from default events that are possible over the expected life of a financial asset. At the end of the reporting period, if the credit risk for a financial instrument has not increased significantly since its initial recognition, allowances for credit losses are measured as being equal to the amount of the expected credit losses caused by default events that may occur within 12 months from the end of the reporting period.
For accounts receivable that are included in “Trade accounts and other receivables” and finance lease receivables, the allowance is continuously measured at amounts equal to expected credit losses over the expected life of financial assets.
The amount of expected credit losses is measured as the present value of all cash short-falls resulting from the difference between the cash flows due to Toyota in accordance with the contract and cash flows that Toyota expects to receive, and such amount is recognized in profit or loss. A reversal of the allowance for credit losses resulting from a reduction in the amount of expected credit losses is recognized in profit or loss.
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
(iii) Derecognition of financial liabilities
Toyota derecognizes financial liabilities when the financial liabilities expire, that is, when the liability identified in the contract expires due to performance, discharges, cancels, or matures.
(3) Derivative financial instruments
Toyota employs derivative financial instruments, including forward foreign exchange contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options, to manage mainly its exposure to fluctuations in interest rates and foreign currency exchange rates. All derivative transactions are measured at fair value as assets or liabilities.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
(1) Retail receivables portfolio
With respect to retail receivables, Toyota reviews whether the credit risk on finance receivables has increased significantly. To evaluate this risk, Toyota uses the changes for the possibility of a credit loss occurring or days in arrears as an index. Toyota assesses the significant increases in credit risk when contractual payments are more than 30 days past due. When the credit risk on finance receivables has not increased significantly since initial recognition, Toyota measures the loss allowance for those finance receivables at an amount equal to
12-month
expected credit losses at the reporting date.
Meanwhile, Toyota measures the loss allowance for finance receivables at an amount equal to the lifetime expected credit losses if the credit risk on those finance receivables has increased significantly since initial recognition at the reporting date. Toyota calculates the loss allowance for finance receivables at an amount equal to the lifetime expected credit losses by considering historical credit loss experience and future collectability, when there is evidence that finance receivables are credit-impaired such as a breach of contract due to default or delayed contractual payments.
In calculating expected credit losses, Toyota uses the probability of a default and the loss rate in the event of a default based on past experience and then reflects its forecasts of current and future economic conditions.
Suspension of payment over a certain period of time and/or situations where contractual obligations are not being met are considered as being in default in accordance with internal management rules.
(2) Finance lease receivables portfolio
With respect to the finance lease receivables portfolio, Toyota always measures loss allowance at an amount equal to lifetime expected credit losses. Suspension of payment over a certain period of time and/or situations where contractual obligations are not being met are considered as being in default in accordance with internal management rules.
(3) Wholesale and other dealer loan receivables portfolio
With respect to the wholesale and other dealer loan receivables portfolio, receivables are sorted primarily by credit qualities based on internal risk assessments. Toyota reviews the change of the segment as an index whether the credit risk on finance receivables has increased significantly since initial recognition to assess these receivables for credit risk. Toyota assesses the significant increases in credit risk when contractual payments are more than 30 days past due. If the credit risk on finance receivables has not increased significantly since initial recognition, Toyota measures the loss allowance for those finance receivables at an amount equal to
12-month
expected credit losses at the reporting date.
Meanwhile, Toyota measures the loss allowance for finance receivables at an amount equal to the lifetime expected credit losses if the credit risk on those finance receivables has increased significantly since initial

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recognition at the reporting date. Toyota calculates the loss allowance for finance receivables at an amount equal to the lifetime expected credit losses by considering historical credit loss experience and future collectability, when there is evidence that finance receivables are credit-impaired such as a debtor’s worsened financial condition, breach of contract due to default or delayed contractual payments.
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
The depreciation method, useful lives and residual values of property, plant and equipment are reviewed annually at each fiscal year end, and changes are adopted prospectively, if applicable.
Vehicles and equipment on operating leases to third parties are originated by dealers and acquired by certain consolidated subsidiaries. Such subsidiaries are also the lessors of certain property that they acquire directly. Right of use assets that are held as rental assets are included within “Vehicles and equipment on operating leases”, net. “Vehicles and equipment on operating leases” are depreciated on a straight-line method over the lease term, generally from

2
to
5
years, to the estimated residual value. Incremental direct costs incurred in connection with the acquisition of lease contracts are capitalized and amortized on a straight-line method over the lease term.
Toyota is exposed to risk of loss on the disposition of
off-lease
vehicles to the extent that sales proceeds are not sufficient to cover the carrying value of the leased asset at lease termination. Toyota evaluates at the end of each reporting period the estimated residual value to cover probable estimated losses related to unguaranteed

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The estimated useful lives and the amortization method of intangible assets are reviewed annually at each fiscal year end, and changes are adopted prospectively, if appropriate.
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
Impairment of
non-financial
assets -
At the end of the reporting period, the carrying amount of
non-financial
assets other than inventories and deferred tax assets are assessed to determine whether or not there is any indication of impairment. If there is such an indication, the recoverable amount of such an asset or a cash-generating unit is estimated. An impairment loss would be recognized when the carrying amount of an asset or a cash-generating unit exceeds the estimated discounted cash flows expected to result from the use of the assets and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the carrying amount of the assets over their recoverable amount.
Leases -
At the inception of a contract, Toyota assesses whether the contract is, or contains, a lease.
(1) Lessee
Toyota recognizes a right of use asset and a lease liability at the lease commencement date. The cost of the right of use asset is measured at the amount of the initial measurement of the lease liability by adjusting any lease

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Defined contribution plan
For defined contribution plans, when employees render services, contribution payables are recognized in profit or loss.
Liabilities for quality assurance -
Toyota generally warrants its products against certain manufacturing and other defects. Provisions for product warranties are provided for specific periods of time and/or usage of the product and vary depending upon the nature of the product, the geographic location of the sale and other factors. The accrued warranty costs represent management’s best estimate at the time of sale of the total costs that Toyota will incur to repair or replace product parts that fail while still under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience of product failures as well as current information on repair costs. An estimate of warranty claims accrued for each fiscal year is calculated based on the estimate of warranty claims per unit. The estimate of warranty claims per unit is calculated comprehensively by dividing the actual amounts of warranty claims by the number of sales units for the fiscal year.
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
The portion of “liabilities for recalls and other safety measures” recorded in the consolidated statement of financial position is calculated comprehensively based on the “expected liability for the cost of recalls and other safety measures” in consideration of the “accumulated amount of repair cost paid”. As such, this liability is evaluated every period based on new data and is adjusted as appropriate. Toyota calculates these liabilities for units sold in the current period and each of the past 10 fiscal years, and aggregates such liabilities in determining the final liability amount.
The “expected liability for the cost of recalls and other safety measures” is calculated by multiplying the “sales unit” by the “expected average repair cost per unit”. The “expected average repair cost per unit” is calculated based on dividing the “accumulated amount of repair cost paid per unit” by the “pattern of payment occurrences”. The “pattern of payment occurrence” represents a ratio that shows the measure of payment occurrence over 10 years based on actual payments with regard to units sold within 10 years.
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
Revenue recognition -
In automotive operations, performance obligations are considered to be satisfied when completed vehicles and parts are delivered to the agreed locations with dealers. For parts for production, it is when they are loaded on a ship or delivered to manufacturing companies. We do not have any material significant payment terms as payment is received at or shortly after the point of sale.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2024

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated

Sales revenues

Revenues from external customers	41,080,731	3,447,195	567,399	—	45,095,325
Inter-segment revenues and transfers	185,473	37,003	800,766	(1,023,242)	—

Total	41,266,204	3,484,198	1,368,164	(1,023,242)	45,095,325
Operating expenses	36,644,729	2,914,175	1,192,923	(1,009,437)	39,742,390

Operating income	4,621,475	570,023	175,241	(13,805)	5,352,934

Total assets	29,351,344	43,834,183	3,011,363	13,917,406	90,114,296
Investments accounted for using the equity method	5,114,364	110,308	282,888	202,546	5,710,106
Depreciation and amortization	1,268,479	784,013	34,574	—	2,087,066
Capital expenditures	2,011,361	2,763,931	103,242	(30,492)	4,848,042
As of and for the year ended March 31, 2025

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated

Sales revenues
Revenues from external customers	42,996,299	4,437,827	602,578	—	48,036,704
Inter-segment revenues and transfers	203,566	43,353	844,536	(1,091,455)	—

Total	43,199,865	4,481,180	1,447,114	(1,091,455)	48,036,704
Operating expenses	39,259,587	3,797,661	1,265,920	(1,082,050)	43,241,118

Operating income	3,940,278	683,519	181,194	(9,405)	4,795,586

Total assets	30,117,987	46,770,786	2,884,421	13,828,157	93,601,350
Investments accounted for using the equity method	5,201,784	112,640	309,121	174,505	5,798,051
Depreciation and amortization	1,378,107	838,167	34,958	—	2,251,233
Capital expenditures	2,193,872	3,687,890	100,941	8,565	5,991,268
Accounting policies applied by each segment are in conformity with those of Toyota’s consolidated financial statements. Transfers between industry segments are made in accordance with terms and conditions in the ordinary course of business.
Unallocated amounts included in assets represent assets held for corporate purpose, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and the balances as of March 31, 2023, 2024 and 2025 are ¥11,101,175 million, ¥15,790,074 million and ¥15,643,613 million, respectively.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Consolidated Financial Statements on
Non-Financial
Services Businesses and Financial Services Business
The financial data below presents separately Toyota’s
non-financial
services and financial services businesses.
(i) Consolidated Statement of Financial Position on
Non-Financial
Services Businesses and Financial Services Business

	Yen in millions
	March 31, 2024	March 31, 2025

Assets
(Non-Financial Services Businesses)
Current assets
Cash and cash equivalents	6,892,817	6,090,957
Trade accounts and other receivable	3,768,520	3,689,021
Other financial assets	3,864,242	6,198,376
Inventories	4,605,368	4,588,755
Other current assets	805,940	1,034,507

Total current assets	19,936,887	21,601,616

Non-current assets
Property, plant and equipment	8,680,731	9,134,857
Other	19,123,829	17,556,285

Total non-current assets	27,804,560	26,691,142

Total assets	47,741,447	48,292,758

(Financial Services Business)
Current assets
Cash and cash equivalents	2,519,244	2,891,447
Trade accounts and other receivable	382,007	410,958
Receivables related to financial services	11,057,269	11,453,249
Other financial assets	1,575,059	1,443,042
Other current assets	352,918	414,216

Total current assets	15,886,497	16,612,912

Non-current assets
Receivables related to financial services	20,637,090	22,171,786
Property, plant and equipment	5,577,058	6,198,838
Other	1,733,539	1,787,250

Total non-current assets	27,947,687	30,157,874

Total assets	43,834,183	46,770,786

(Elimination)
Elimination of assets	(1,461,335)	(1,462,194)

(Consolidated)

Total assets	90,114,296	93,601,350

Note: Assets in
non-financial
services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2024	March 31, 2025

Liabilities
(Non-Financial Services Businesses)
Current liabilities
Trade accounts and other payables	4,890,913	5,195,204
Short-term and current portion of long-term debt	929,662	1,188,430
Accrued expenses	1,750,221	1,729,279
Income taxes payable	1,185,678	454,252
Other current liabilities	3,583,929	3,495,075

Total current liabilities	12,340,403	12,062,240

Non-current liabilities
Long-term debt	1,938,535	1,547,461
Retirement benefit liabilities	1,058,742	1,001,227
Other non-current liabilities	2,545,491	2,442,382

Total non-current liabilities	5,542,768	4,991,070

Total liabilities	17,883,171	17,053,309

(Financial Services Business)
Current liabilities
Trade accounts and other payables	651,381	674,347
Short-term and current portion of long-term debt	14,890,892	15,111,977
Accrued expenses	148,767	137,836
Income taxes payable	38,864	51,248
Other current liabilities	2,219,104	2,535,501

Total current liabilities	17,949,008	18,510,910

Non-current liabilities
Long-term debt	19,356,672	21,515,873
Retirement benefit liabilities	19,220	18,341
Other non-current liabilities	1,131,501	1,089,654

Total non-current liabilities	20,507,393	22,623,868

Total liabilities	38,456,401	41,134,778

(Elimination)
Elimination of liabilities	(1,464,614)	(1,465,650)

(Consolidated)

Total liabilities	54,874,958	56,722,437

Shareholders’ equity

(Consolidated) Total Toyota Motor Corporation shareholders’ equity	34,220,991	35,924,826

(Consolidated) Non-controlling interests	1,018,347	954,088

(Consolidated) Total shareholders’ equity	35,239,338	36,878,913

(Consolidated) Total liabilities and shareholders’ equity	90,114,296	93,601,350

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii) Consolidated Statement of Income on
Non-Financial
Services Businesses and Financial Services Business

	Yen in millions
	For the year ended March 31, 2023	For the year ended March 31, 2024	For the year ended March 31, 2025
(Non-Financial Services Businesses)
Sales revenues	34,409,011	41,832,663	43,787,709
Cost of revenues	29,132,715	33,763,076	35,684,332
Selling, general and administrative	2,990,316	3,278,135	3,984,469

Operating income	2,285,980	4,791,453	4,118,908

Other income (loss), net	943,777	1,608,345	1,622,539

Income before income taxes	3,229,757	6,399,798	5,741,447

Income tax expense	1,040,864	1,741,885	1,446,627

Net income	2,188,893	4,657,913	4,294,820

Net income attributable to
Toyota Motor Corporation	2,152,509	4,540,311	4,281,231
Non-controlling interests	36,384	117,602	13,589

(Financial Services Business)
Sales revenues	2,809,647	3,484,198	4,481,180
Cost of revenues	1,741,117	2,145,694	2,960,227
Selling, general and administrative	631,014	768,481	837,435

Operating income	437,516	570,023	683,519

Other income (loss), net	(5,013)	1,762	(10,309)

Income before income taxes	432,503	571,786	673,210

Income tax expense	134,903	151,785	178,000

Net income	297,600	420,000	495,210

Net income attributable to
Toyota Motor Corporation	292,334	411,114	484,129
Non-controlling interests	5,266	8,886	11,081

(Elimination)
Elimination of net income	6,475	(6,492)	(274)
(Consolidated)

Net income	2,492,967	5,071,421	4,789,755

Net income attributable to
Toyota Motor Corporation	2,451,318	4,944,933	4,765,086
Non-controlling interests	41,650	126,488	24,670

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iii) Consolidated Statement of Cash Flows on
Non-Financial
Services Businesses and Financial Services Business

	Yen in millions
	For the year ended March 31, 2023	For the year ended March 31, 2024	For the year ended March 31, 2025

(Non-Financial Services Businesses)
Cash flows from operating activities
Net income	2,188,893	4,657,913	4,294,820
Depreciation and amortization	1,240,749	1,303,053	1,413,066
Share of profit (loss) of investments accounted for using the equity method	(633,324)	(752,779)	(579,619)
Income tax expense	1,040,864	1,741,885	1,446,627
Changes in operating assets and liabilities, and other	463,871	120,731	(370,839)
Interest received	234,945	454,713	363,304
Dividends received	454,752	582,022	617,644
Interest paid	(28,206)	(104,008)	(100,770)
Income taxes paid, net of refunds	(1,280,341)	(1,033,448)	(2,347,622)

Net cash provided by (used in) operating activities	3,682,203	6,970,082	4,736,610

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(1,439,724)	(1,815,239)	(1,878,342)
Additions to equipment leased to others	(147,792)	(153,324)	(24,855)
Proceeds from sales of fixed assets excluding equipment leased to others	54,572	152,830	68,266
Proceeds from sales of equipment leased to others	44,195	47,557	6,035
Additions to intangible assets	(333,295)	(317,606)	(341,131)
Additions to public and corporate bonds and stocks	(503,977)	(2,639,166)	(3,446,017)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	892,814	1,757,282	3,423,102
Other, net	236,351	(1,386,377)	(618,309)

Net cash provided by (used in) investing activities	(1,196,856)	(4,354,045)	(2,811,251)

Cash flows from financing activities
Increase (decrease) in short-term debt	142,688	66,953	(116,549)
Proceeds from long-term debt	474,535	533,333	162,735
Payments of long-term debt	(637,982)	(634,215)	(306,768)
Dividends paid to Toyota Motor Corporation common shareholders	(727,980)	(880,197)	(1,132,329)
Dividends paid to non-controlling interests	(79,782)	(85,991)	(122,565)
Reissuance (repurchase) of treasury stock	(431,099)	(231,069)	(1,179,043)
Other, net	21,458	(7,570)	55,560

Net cash provided by (used in) financing activities	(1,238,161)	(1,238,756)	(2,638,959)

Effect of exchange rate changes on cash and cash equivalents	1,690	(32,862)	(88,260)

Net increase (decrease) in cash and cash equivalents	1,248,876	1,344,419	(801,860)

Cash and cash equivalents at beginning of year	4,299,522	5,548,398	6,892,817

Cash and cash equivalents at end of year	5,548,398	6,892,817	6,090,957

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2023	For the year ended March 31, 2024	For the year ended March 31, 2025

(Financial Services Business)
Cash flows from operating activities
Net income	297,600	420,000	495,210
Depreciation and amortization	799,156	784,013	838,167
Interest income and interest costs related to financial services, net	(703,971)	(734,880)	(769,800)
Share of profit (loss) of investments accounted for using the equity method	(9,739)	(10,357)	(11,600)
Income tax expense	134,903	151,785	178,000
Changes in operating assets and liabilities, and other	(1,958,779)	(4,100,301)	(2,405,422)
Interest received	1,291,100	1,858,816	2,332,296
Dividends received	5,599	5,236	5,651
Interest paid	(574,650)	(1,065,757)	(1,531,190)
Income taxes paid, net of refunds	(16,883)	(90,874)	(153,692)

Net cash provided by (used in) operating activities	(735,664)	(2,782,318)	(1,022,379)

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(10,472)	(31,208)	(28,469)
Additions to equipment leased to others	(1,759,564)	(2,714,336)	(2,972,065)
Proceeds from sales of fixed assets excluding equipment leased to others	1,865	2,155	2,555
Proceeds from sales of equipment leased to others	1,614,965	1,961,077	1,701,864
Additions to intangible assets	(14,985)	(16,680)	(13,064)
Additions to public and corporate bonds and stocks	(646,237)	(333,613)	(519,533)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	440,915	494,085	326,469
Other, net	(30,385)	14,732	89,633

Net cash provided by (used in) investing activities	(403,898)	(623,788)	(1,412,610)

Cash flows from financing activities
Increase (decrease) in short-term debt	171,293	339,666	229,903
Proceeds from long-term debt	8,892,261	11,620,147	13,251,352
Payments of long-term debt	(7,868,820)	(8,221,432)	(10,618,851)
Dividends paid to non-controlling interests	(5,204)	(4,318)	(4,667)
Other, net	2,853	(57)	(4,716)

Net cash provided by (used in) financing activities	1,192,382	3,734,005	2,853,022

Effect of exchange rate changes on cash and cash equivalents	101,615	222,776	(45,829)

Net increase (decrease) in cash and cash equivalents	154,436	550,675	372,203

Cash and cash equivalents at beginning of year	1,814,133	1,968,568	2,519,244

Cash and cash equivalents at end of year	1,968,568	2,519,244	2,891,447

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents	103,305	189,914	(134,089)

Net increase (decrease) in cash and cash equivalents	1,403,311	1,895,094	(429,656)

Cash and cash equivalents at beginning of year	6,113,655	7,516,966	9,412,060

Cash and cash equivalents at end of year	7,516,966	9,412,060	8,982,404

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2025

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	10,719,120	18,930,253	6,110,052	7,903,360	4,373,919	—	48,036,704
Inter-segment revenues and transfers	11,139,974	370,074	203,437	1,084,702	147,338	(12,945,525)	—

Total	21,859,094	19,300,327	6,313,489	8,988,062	4,521,257	(12,945,525)	48,036,704
Operating expenses	18,707,971	19,191,519	5,897,936	8,091,552	4,268,632	(12,916,492)	43,241,118

Operating income	3,151,123	108,808	415,553	896,510	252,626	(29,033)	4,795,586

Total assets	26,347,925	33,423,938	9,463,797	9,467,913	6,010,880	8,886,897	93,601,350
Non-current assets	6,246,879	7,887,494	1,589,830	1,225,158	754,669	—	17,704,029
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
Revenues from external customers in North America includes amounts related to consolidated subsidiaries located in the United States, totaling
¥12,211,120 million, ¥15,784,361
million and
¥16,981,710
million for the years ended March 31, 2023, 2024 and 2025, respectively. Non-current assets in North America include amounts related to consolidated subsidiaries located in the United States, totaling
¥5,793,572 million, ¥6,679,478
million and
¥7,242,318
million as of March 31, 2023, 2024 and 2025, respectively.
Unallocated amounts included in assets represent assets held for corporate purpose, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and the balances as March 31, 2023, 2024 and 2025 are ¥11,101,175 million, ¥15,790,074 million and ¥15,643,613 million, respectively.
(5) Sales revenues by location of external customers

	Yen in millions
	For the years ended March 31,
	2023	2024	2025
Japan	6,742,304	7,399,192	7,723,171
North America	13,578,084	17,694,375	18,985,399
Europe	3,970,857	5,396,610	5,979,720
Asia	7,150,555	7,742,141	7,944,206
Other	5,712,497	6,863,007	7,404,208

Total	37,154,298	45,095,325	48,036,704

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Cash and cash equivalents
Cash and cash equivalents consist of the following:

	Yen in millions
	March 31,
	2024	2025
Cash and deposits	6,245,257	6,344,691
Negotiable certificate of deposit and other	3,166,803	2,637,713

Total	9,412,060	8,982,404

7. Trade accounts and other receivables
Trade accounts and other receivables consist of the following:

	Yen in millions
	March 31,
	2024	2025
Accounts and notes receivables	2,672,434	2,480,370
Other receivables	1,149,679	1,236,794
Allowance for doubtful accounts	(32,684)	(37,442)

Total	3,789,429	3,679,722

Trade accounts and other receivables which are unconditional rights to considerations are classified as financial assets measured at amortized cost. Receivables from contracts with customers correspond to “Accounts and notes receivables” and the balance as of April 1, 2023 is ¥2,757,412 million.
The changes in the allowance for doubtful accounts consist of the following:

	Yen in millions
	For the years ended March 31,
	2024	2025
Allowance for doubtful accounts at beginning of year	121,628	122,105
Provision for doubtful accounts, net of reversal	4,708	9,835
Write-offs	(3,759)	(3,128)
Other	(472)	(1,516)

Allowance for doubtful accounts at end of year	122,105	127,296

“Other” includes currency translation adjustments.
A portion of the allowance for doubtful accounts is attributed to certain non-current
receivable balances which are reported as other financial assets under non-current
assets.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Finance receivables
Finance receivables consist of the following:

	Yen in millions
	March 31,
	2024	2025
Retail	25,489,945	27,638,021
Finance leases	3,143,424	3,437,970
Wholesale and other dealer loans	5,005,766	4,902,537

Total	33,639,135	35,978,528

Deferred origination costs	439,613	446,538
Less - Unearned income	(1,970,115)	(2,349,215)
Less - Allowance for credit losses
Retail	(336,152)	(356,304)
Finance leases	(46,909)	(56,721)
Wholesale and other dealer loans	(31,213)	(37,791)

Total finance receivables, net	31,694,359	33,625,035

Current assets	11,057,269	11,453,249
Non-current assets	20,637,090	22,171,786

Total finance receivables, net	31,694,359	33,625,035

Finance receivables were geographically distributed as follows:

	March 31,
	2024	2025
North America . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	57.1%	53.9%
Europe . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . .	14.5	15.0
Asia . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	11.3	11.7
Japan. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	6.2	8.9
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	10.9	10.5
Finance receivables are classified as financial assets measured at amortized cost.
The contractual maturity of retail receivables, future lease payments to be received for finance leases, and of wholesale receivables and other dealer loans are as follows:

	Yen in millions
	March 31, 2024
	Retail	Finance leases	Wholesale and other dealer loans
Within 1 year	7,063,873	961,583	3,587,124
Between 1 and 2 years	5,791,490	673,115	441,004
Between 2 and 3 years	5,034,539	505,715	223,112
Between 3 and 4 years	3,864,320	265,727	185,210
Between 4 and 5 years	2,334,787	96,648	142,215
Later than 5 years	1,400,936	17,703	427,100

Total	25,489,945	2,520,492	5,005,766

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2025
	Retail	Finance leases	Wholesale and other dealer loans
Within 1 year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	7,518,918	1,041,282	3,617,276
Between 1 and 2 years . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	6,317,972	745,842	367,663
Between 2 and 3 years . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	5,500,349	576,552	231,623
Between 3 and 4 years . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4,265,070	320,721	162,658
Between 4 and 5 years . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2,623,094	101,389	119,871
Later than 5 years . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1,412,619	28,371	403,444

Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	27,638,021	2,814,157	4,902,537

Finance leases receivables consist of the following:

	Yen in millions
	March 31,
	2024	2025
Lease payments	2,520,492	2,814,157
Estimated unguaranteed residual values	622,932	623,812

Total	3,143,424	3,437,970

Deferred origination costs	20,999	25,342
Less - Unearned income	(320,223)	(372,987)
Less - Allowance for credit losses	(46,909)	(56,721)

Finance leases receivables, net	2,797,291	3,033,603

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Other financial assets
Other financial assets consist of the following:

	Yen in millions
	March 31,
	2024	2025
Financial assets measured at amortized cost
Time deposits	1,606,834	2,264,841
Other	824,448	837,954
Financial assets measured at fair value through profit or loss
Public and corporate bonds	221,743	231,713
Stocks	212,393	46,215
Investment trusts	553,174	618,228
Derivatives	552,921	483,378
Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	8,279,783	9,078,437
Stocks	3,829,893	3,246,885
Other	11,537	10,947

Total	16,092,727	16,818,600

Current assets	4,702,168	6,935,759
Non-current assets	11,390,559	9,882,841

Total	16,092,727	16,818,600

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
Public and corporate bonds included in financial assets measured at fair value through other comprehensive income include securities loaned of ¥2,190,436 million and ¥623,223 million as of March 31, 2024 and 2025, respectively.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Major securities included in stocks measured at fair value through other comprehensive income as of March 31, 2024 and 2025 are as follows:

	Yen in millions
	March 31,
Issue	2024	2025
KDDI CORPORATION	1,134,370	959,347
MS&AD Insurance Group Holdings, Inc.	427,950	340,482
NIPPON TELEGRAPH AND TELEPHONE CORPORATION	363,131	292,242
Mitsubishi UFJ Financial Group, Inc.	232,760	206,749
SUZUKI MOTOR CORPORATION	166,896	173,760
To facilitate the efficient and effective utilization of assets, Toyota derecognizes stocks measured at fair value through other comprehensive income by way of sale. Fair value and total accumulated other comprehensive income at derecognition are as follows:

	Yen in millions
	For the years ended March 31,
	2024	2025
Total fair value	346,154	681,271
Accumulated other comprehensive income, net	247,475	512,976
10. Inventories
Inventories consist of the following:

	Yen in millions
	March 31,
	2024	2025
Products	2,796,831	2,875,405
Work in process	496,471	486,552
Raw materials	1,117,950	1,013,621
Supplies and other	194,116	222,654

Total	4,605,368	4,598,232

11. Investments accounted for using the equity method
Equity in associates and joint ventures is as follows:

	Yen in millions
	March 31,
	2024	2025
Associates	4,616,598	4,887,674
Joint ventures	1,093,508	910,377

Total	5,710,106	5,798,051

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The combined information of investments accounted for using the equity method (total value of TMC’s interests) is as follows:

	Yen in millions
	For the years ended March 31,
	2023	2024	2025
Net income
Associates	326,931	478,405	466,473
Joint ventures	316,132	284,732	124,747

Total	643,063	763,137	591,219

Other comprehensive income, net of tax
Associates	99,737	269,753	55,415
Joint ventures	3,295	52,361	2,712

Total	103,033	322,114	58,127

Comprehensive income
Associates	426,669	748,158	521,888
Joint ventures	319,428	337,093	127,459

Total	746,096	1,085,251	649,347

12. Property, plant and equipment
The changes in cost and accumulated depreciation and impairment losses are as follows:
(Cost)

	Yen in millions
	Land	Buildings	Machinery and equipment	Vehicles and equipment on operating leases	Construction in progress	Total
Balance as of April 1, 2023	1,426,370	5,464,811	14,796,619	6,774,427	846,866	29,309,093

Additions	5,217	136,241	581,930	2,893,569	1,075,590	4,692,547
Sales or disposal	(14,729)	(39,296)	(545,829)	(2,974,283)	(4,771)	(3,578,908)
Reclassification from construction in progress	5,691	138,013	776,356	236	(920,295)	—
Foreign currency translation adjustments	27,296	153,948	919,653	812,366	56,654	1,969,916
Other	(8,033)	31,032	(59,696)	17,596	(13,856)	(32,956)

Balance as of March 31, 2024	1,441,811	5,884,749	16,469,032	7,523,911	1,040,188	32,359,692

Additions	7,622	74,469	295,719	3,866,922	1,501,327	5,746,060
Sales or disposal	(22,255)	(60,228)	(561,258)	(3,185,673)	(22,473)	(3,851,888)
Reclassification from construction in progress	15,842	292,601	572,844	187	(881,473)	—
Foreign currency translation adjustments	41	(47,461)	(154,892)	(94,981)	(19,444)	(316,737)
Other	(14,940)	25,932	(202)	(58,420)	(21,979)	(69,609)

Balance as of March 31, 2025	1,428,122	6,170,063	16,621,243	8,051,945	1,596,145	33,867,518

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Accumulated depreciation and impairment losses)

	Yen in millions
	Land	Buildings	Machinery and equipment	Vehicles and equipment on operating leases	Construction in progress	Total
Balance as of April 1, 2023	(7,313)	(3,529,186)	(11,529,666)	(1,605,744)	(3,210)	(16,675,119)

Depreciation	—	(139,999)	(974,181)	(842,931)	—	(1,957,111)
Impairment losses	—	(208)	(18,862)	—	—	(19,069)
Sales or disposal	579	34,067	498,703	962,901	3	1,496,254
Foreign currency translation adjustments	(825)	(84,432)	(666,255)	(162,784)	2,810	(911,486)
Other	574	(34,029)	(29,354)	29,549	(2,112)	(35,373)

Balance as of March 31, 2024	(6,985)	(3,753,786)	(12,719,614)	(1,619,009)	(2,510)	(18,101,905)

Depreciation	—	(169,778)	(1,039,696)	(896,127)	—	(2,105,601)
Impairment losses	—	—	—	—	—	—
Sales or disposal	1,244	52,062	516,767	983,818	—	1,553,891
Foreign currency translation adjustments	(94)	30,142	109,227	15,759	55	155,090
Other	(1,091)	(25,678)	(24,281)	16,972	(1,223)	(35,301)

Balance as of March 31, 2025	(6,927)	(3,867,037)	(13,157,598)	(1,498,586)	(3,678)	(18,533,826)

Depreciation on “Property, plant and equipment” is included in “Cost of products sold” and “Selling, general and administrative” in the consolidated statement of income.
Vehicles and equipment on operating leases consist of the following:

	Yen in millions
	March 31,
	2024	2025
Vehicles	7,471,187	7,996,894
Equipment	52,724	55,051

	7,523,911	8,051,945
Less - Accumulated depreciation	(1,619,009)	(1,498,586)

Vehicles and equipment on operating leases, net	5,904,902	6,553,359

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents future lease payments to be received for vehicles and equipment on operating leases:

	Yen in millions
	March 31,
	2024	2025
Within 1 year	1,003,221	1,200,378
Between 1 and 2 years	678,342	837,956
Between 2 and 3 years	314,496	374,459
Between 3 and 4 years	77,715	93,396
Between 4 and 5 years	28,267	35,953
Later than 5 years	13,619	17,235

Total future rentals	2,115,660	2,559,377

The future lease payments to be received as shown above should not be considered indicative of future cash collections.
Right of use assets that are held as rental assets included within “Vehicles and equipment on operating leases, net” are

¥
4,306,566
million and ¥
4,664,376

million, as of March 31, 2024 and 2025, respectively. The additions and total cash outflows for these right of

use assets for the year ended March 31, 2024 and 2025, were ¥
2,091,013

million and ¥
2,909,058

million, respectively.
Depreciation
 expenses for these
right

of

use
assets for the year ended March 31, 2023, 2024 and 2025, were ¥
666,385

million, ¥
612,569

million and ¥
617,495
 million, respectively. Depreciation on these right

of

use assets is included in
“Cost
of financing
services”
in the consolidated statement of income. Revenue from subleasing these right of

use assets was ¥
992,730

million, ¥947,058 million and ¥1,008,634 million for the years ended March 31, 2023, 2024 and 2025, respectively.
13. Right of use assets and lease liabilities
The breakdown of right of use assets is as follows:

	Yen in millions
	March 31,
	2024	2025
Types of original assets
Land	60,388	73,694
Buildings	341,408	355,489
Other	131,040	153,885

Total	532,835	583,068

The increase in the right of use assets for the years ended on March 31, 2024 and 2025 were ¥101,534 million and ¥164,348 million, respectively.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The breakdown of main gains and losses on lessee’s leases is as follows:

	Yen in millions
	March 31,
	2023	2024	2025
Depreciation of right of use assets
Land	5,217	9,699	5,094
Buildings	42,408	69,962	52,178
Other	36,566	42,038	43,566

Total	84,191	121,698	100,838

Interest expense on lease liabilities	5,429	6,152	4,331
Short-term leases	97,025	103,544	117,834

	186,645	231,394	223,003

For the years ended March 31, 2024 and 2025, the total cash outflows for lessee leases were ¥188,677 million and ¥208,414 million, respectively.
The following is the maturity analysis of the total future lease payments and the adjustment to the present value:

	Yen in millions
	March 31,
	2024	2025
Within 1 year	83,145	102,412
Between 1 and 5 years	190,511	253,854
Later than 5 years	244,107	273,747

Future lease payment, total	517,763	630,013
Less - Interest expense	(55,195)	(96,662)

Present value of lease payment, total	462,568	533,351

Current liabilities	73,456	92,147
Non-current liabilities	389,112	441,204

Present value of lease payment, total	462,568	533,351

14. Intangible assets
The carrying value of intangible assets is as follows:

	Yen in millions
	March 31,
	2024	2025
Capitalized development costs	638,337	582,606
Software and other	716,989	780,660

Total	1,355,326	1,363,266

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in cost and accumulated amortization of intangible assets are as follows:
(Cost)

	Yen in millions
	Capitalized development costs	Software and other	Total
Balance as of April 1, 2023	1,159,435	965,395	2,124,830

Additions	—	109,051	109,051
Internally developed	124,788	136,107	260,895
Sales or disposal	(230,512)	(133,477)	(363,989)
Foreign currency translation adjustments	4,622	42,104	46,726
Other	0	20,715	20,715

Balance as of March 31, 2024 . . . . . . . . . . . . . . . . . . . . . . .	1,058,334	1,139,895	2,198,228

Additions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	—	60,914	60,914
Internally developed . . . . . . . . . . . . . . . . . . . . . . . . . .	111,546	189,229	300,775
Sales or disposal . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(98,495)	(158,523)	(257,018)
Foreign currency translation adjustments . . . . . . . . . .	(564)	(4,850)	(5,414)
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(3,839)	(23,210)	(27,050)

Balance as of March 31, 2025	1,066,981	1,203,454	2,270,435

(Accumulated amortization)
	Yen in millions
	Capitalized development costs	Software and other	Total
Balance as of April 1, 2023	(489,823)	(385,886)	(875,708)

Amortization	(160,686)	(129,956)	(290,642)
Sales or disposal	230,512	117,841	348,353
Foreign currency translation adjustments	—	(22,633)	(22,633)
Other	—	(2,272)	(2,272)

Balance as of March 31, 2024 . . . . . . . . . . . . . . . . . . . . . . .	(419,997)	(422,905)	(842,902)

Amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(162,068)	(145,632)	(307,700)
Sales or disposal . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	98,495	144,423	242,919
Foreign currency translation adjustments . . . . . . . . . .	—	2,577	2,577
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(805)	(1,257)	(2,062)

Balance as of March 31, 2025	(484,375)	(422,794)	(907,169)

Amortization of intangible assets is included in “Cost of products sold” and “Selling, general and administrative” in the consolidated statement of income. There is no material internally generated intangible assets except for capitalized development costs.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Income taxes
(1) Deferred tax assets and liabilities
Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31,
	2024	2025

Deferred tax assets
Defined benefit plan liabilities	100,770	156,650
Accrued expenses and liabilities for quality assurance	724,325	821,680
Other accrued employees’ compensation	138,219	146,548
Operating loss carryforwards for tax purposes	50,214	44,324
Allowance for doubtful accounts and credit losses	103,860	115,209
Property, plant and equipment and other assets	296,739	340,410
Other	569,648	504,892

Total deferred tax assets	1,983,775	2,129,712

Deferred tax liabilities
Changes in fair value of financial instruments measured in other comprehensive income	(1,015,448)	(727,581)
Undistributed earnings of foreign subsidiaries	(42,365)	(63,179)
Undistributed earnings of associates and joint ventures	(1,176,045)	(1,223,489)
Basis difference of acquired assets	(82,852)	(71,386)
Capitalized development costs	(189,496)	(181,775)
Lease transactions	(897,291)	(860,487)
Other	(297,686)	(143,379)

Total deferred tax liabilities	(3,701,183)	(3,271,276)

Net deferred tax assets and liabilities	(1,717,408)	(1,141,564)

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Of the changes in deferred tax assets and deferred tax liabilities for the years ended March 31, 2023, 2024 and 2025, the amount recognized as income tax expense in the consolidated statement of income is as follows:

	Yen in millions
	For the years ended March 31,
	2023	2024	2025
Defined benefit plan liabilities	802	(4,333)	3,093
Accrued expenses and liabilities for quality assurance	26,942	40,626	108,554
Other accrued employees’ compensation	(2,745)	6,925	8,930
Operating loss carryforwards for tax purposes	116,344	(133,776)	(5,609)
Allowance for doubtful accounts and credit losses	4,474	(551)	11,776
Property, plant and equipment and other assets	24,850	11,518	49,177
Undistributed earnings of foreign subsidiaries	12,391	(2,869)	(20,814)
Undistributed earnings of associates and joint ventures	(63,520)	(43,526)	(54,492)
Basis difference of acquired assets	(12,075)	1,152	10,991
Capitalized development costs	4,003	12,824	7,815
Lease transactions	(487,702)	186,196	18,780
Other	44,144	88,582	(25,114)

Total	(332,091)	162,768	113,087

The deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized in the statement of financial position:

	Yen in millions
	March 31,
	2024	2025

Deductible temporary difference	1,292,277	1,944,948
Carryforwards of tax losses	762,196	841,136
Carryforwards of tax credit	95,462	61,687

Total	2,149,935	2,847,770

The expected expiration date of the carryforwards of tax losses for which deferred tax assets are not recognized are as follows:

	Yen in millions
	March 31,
	2024	2025

Within 5 years	7,791	4,323
Between 5 and 10 years	357,421	319,631
Later than 10 years	396,984	517,182

Total	762,196	841,136

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The expected expiration date of the carryforwards of tax credit for which deferred tax assets are not recognized are as follows:

	Yen in millions
	March 31,
	2024	2025

Within 5 years	4,764	3,778
Between 5 and 10 years	3,680	3,878
Later than 10 years	87,018	54,031

Total	95,462	61,687

Of the temporary differences in investments in foreign subsidiaries, because management intends to reinvest undistributed earnings of foreign subsidiaries to the extent not expected to be remitted in the foreseeable future, no deferred tax liability is recognized. As of March 31, 2024 and 2025, the temporary differences totaled ¥4,630,892 million and ¥5,667,006 million, respectively, and Toyota estimates an additional deferred tax liability of ¥232,645 million and ¥245,292 million would be required, respectively, if the full amount of those undistributed earnings were remitted.
(2) Income tax expenses
The income tax expense for the years ended March 31, 2023, 2024 and 2025 consists of the following:

	Yen in millions
	For the years ended March 31,
	2023	2024	2025

Current income tax expense:
TMC and domestic subsidiaries	758,772	1,432,299	965,512
Foreign subsidiaries	84,902	624,134	772,410

Total current	843,674	2,056,433	1,737,922

Deferred income tax expense (benefit):
TMC and domestic subsidiaries	27,783	(42,906)	(131,329)
Foreign subsidiaries	304,308	(119,862)	18,242

Total deferred	332,091	(162,768)	(113,087)

Total income tax expense	1,175,765	1,893,665	1,624,835

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 30.9% for the years ended March 31, 2023, 2024 and 2025. The statutory tax rates in effect for the year in which the temporary differences are expected to reverse are used to calculate the tax effects of temporary differences which are expected to reverse in future years. Reconciliation of the differences between the statutory tax rate and the average effective tax rate is as follows:

	For the years ended March 31,
	2023	2024	2025

Statutory tax rate	30.9%	30.9%	30.9%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	0.8	0.3	0.8
Tax-exempt income	(0.4)	(0.2)	(0.6)
Deferred tax liabilities on undistributed earnings of foreign subsidiaries	1.1	0.6	1.0
Effects of investments accounted for using the equity method	(5.4)	(3.4)	(2.8)
Deferred tax liabilities on undistributed earnings of associates and joint ventures	3.1	2.1	1.9
Change in unrecognized deferred tax assets	6.3	0.4	2.1
Tax credits	(3.5)	(2.1)	(4.2)
The difference between the statutory tax rate in Japan and that of foreign subsidiaries	(1.5)	(2.0)	(3.1)
Unrecognized tax benefits adjustments	0.4	—	(1.1)
Revision to deferred tax assets and liabilities at the fiscal year-end due to changes in tax rates	—	—	0.4
Other	0.3	0.6	0.0

Average effective tax rate	32.0%	27.2%	25.3%

(3) Global Minimum Taxation
The Organisation for Economic
Co-operation
and Development (OECD) has issued model rules for the framework of global minimum taxation, known as Pillar Two. Toyota operates in jurisdictions where these rules, including the Qualified Domestic Minimum
Top-up
Tax, have been enacted or are close to being enacted.
After assessing the potential impact on the financial statements of our constituent entities, Toyota does not expect any significant exposure to additional corporate income tax due to the global minimum taxation.
Furthermore, Toyota is applying the temporary exception under IAS 12 concerning deferred tax requirements. As a result, Toyota does not recognize or disclose any deferred tax assets or liabilities related to corporate income tax that may arise from the global minimum taxation.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Trade accounts and other payables
Trade accounts and other payables consists of the following:

	Yen in millions
	March 31,
	2024	2025

Accounts and notes payables	3,828,068	4,034,920
Other payables	1,423,289	1,492,427

Total	5,251,357	5,527,347

Trade accounts and other payables are classified as financial liabilities measured at amortized cost.
17. Financial liabilities
(1) Financial liabilities
Financial liabilities consist of the following:

	Yen in millions
			Non-cash changes
	As of April 1, 2023	Cash flow	Acquisitions	Reclassification	Changes in foreign currency exchange rates	Changes in fair value	Other	As of March 31, 2024

Current liabilities
Short-term debt	4,590,173	401,740	—	—	519,138	—	(23,093)	5,487,959
Current portion of long-term debt	7,648,596	(8,673,349)	—	9,974,103	896,377	—	(858)	9,844,870
Current portion of long-term lease liabilities	66,870	(78,981)	—	77,698	3,295	—	4,573	73,456

Current liabilities	12,305,639	(8,350,589)	—	10,051,801	1,418,811	—	(19,378)	15,406,284

Non-current liabilities
Long-term debt	16,685,384	12,057,349	—	(9,974,103)	1,933,312	—	64,442	20,766,384
Long-term lease liabilities	389,250	—	101,534	(77,698)	20,766	—	(44,740)	389,112

Non-current liabilities	17,074,634	12,057,349	101,534	(10,051,801)	1,954,078	—	19,702	21,155,496

Total	29,380,273	3,706,760	101,534	—	3,372,889	—	324	36,561,780

Derivatives	(62,359)	95,572	—	—	(4,792)	(68,999)	—	(40,578)

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
			Non-cash changes
	As of April 1, 2024	Cash flow	Acquisitions	Reclassification	Changes in foreign currency exchange rates	Changes in fair value	Other	As of March 31, 2025

Current liabilities
Short-term debt	5,487,959	75,675	—	—	(99,165)	—	0	5,464,469
Current portion of long-term debt	9,844,870	(10,786,012)	—	11,336,112	(141,748)	—	19,679	10,272,900
Current portion of long-term lease liabilities	73,456	(86,249)	—	104,271	(599)	—	1,268	92,147

Current liabilities . . .	15,406,284	(10,796,586)	—	11,440,383	(241,512)	—	20,947	15,829,516

Non-current liabilities
Long-term debt	20,766,384	13,381,581	—	(11,336,112)	(290,753)	—	1,059	22,522,158
Long-term lease liabilities	389,112	—	164,348	(104,271)	(3,280)	—	(4,705)	441,204

Non-current liabilities	21,155,496	13,381,581	164,348	(11,440,383)	(294,033)	—	(3,646)	22,963,363

Total . . . . . . . . . . . .	36,561,780	2,584,995	164,348	—	(535,545)	—	17,301	38,792,879

Derivatives	(40,578)	(5,189)	—	—	(478)	84,074	—	37,829
Short-term and long-term debt is classified as financial liabilities measured at amortized cost.
(2) Short-term debt
The breakdown of “Short-term debt” is as follows:

	Yen in millions
	March 31,
	2024	2025

Short-term debt
(Principally from bank)
[Weighted average interest rate
2024 2.27%
2025 2.26%]	1,387,832	1,552,166
Commercial paper
[Weighted average interest rate
2024 4.53%
2025 3.82%]	4,100,127	3,912,303

	5,487,959	5,464,469

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Long-term debt
The breakdown of “Long-term debt” is as follows:

	Yen in millions
	March 31,
	2024	2025

Unsecured loans
(Principally from bank)
[2024
Weighted average interest 3.68%
Due 2024 to 2042
2025
Weighted average interest 3.56%
Due 2025 to 2042]	6,781,268	7,360,937
Secured loans
(Principally financial receivables securitization)
[2024
Weighted average interest 4.64%
Due 2024 to 2034
2025
Weighted average interest 4.23%
Due 2025 to 2034]	6,458,570	7,556,089
Unsecured bonds of the parent
[2024
Weighted average interest 1.92%
Due 2024 to 2037
2025
Weighted average interest 1.93%
Due 2026 to 2037]	1,221,345	1,108,080
Unsecured bonds and medium-term notes of consolidated subsidiaries
[2024
Weighted average interest 3.49%
Due 2024 to 2048
2025
Weighted average interest 3.61%
Due 2025 to 2048]	16,084,233	16,683,919
Secured bonds of consolidated subsidiaries
[2024
Weighted average interest 7.86%
Due 2024 to 2029
2025
Weighted average interest 8.12%
Due 2025 to 2029]	65,837	86,033

	30,611,253	32,795,058
Less - Current portion due within one year	(9,844,870)	(10,272,900)

	20,766,384	22,522,158

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2024 and 2025, the currencies of long-term debt are 53% and 50% in US dollars, 10% and 12% in Japanese yen, 13% and 14% in Euros, 5% and 5% in Australian dollars, 4% and 4% in Canadian dollars, 15% and 15% in other currencies.
(4) Assets pledges as collateral
The breakdown of assets pledged as collateral mainly for loans of consolidated subsidiaries is as follows:

	Yen in millions
	March 31,
	2024	2025

Property, plant and equipment	1,574,373	1,616,300
Other assets	6,731,856	7,936,375

Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	8,306,230	9,552,674

Other assets principally consist of securitized finance receivables.
Standard agreements with certain banks include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.
(5) Interest expenses
The interest expenses for the fiscal year ended March 31, 2024 and 2025 are ¥1,213,021 million and ¥1,654,702 million, respectively. Interest expenses related to the financial business is included in “cost of financial services” in the consolidated statement of income.
18. Other financial liabilities
Other financial liabilities consist of the following:

	Yen in millions
	March 31,
	2024	2025
Financial liabilities measured at amortized cost
Deposits received	1,205,723	1,501,078
Other	558,039	483,751
Financial liabilities measured at fair value through profit or loss
Derivatives	432,189	319,881

Total	2,195,951	2,304,711

Current liabilities	1,700,137	1,869,117
Non-current liabilities	495,814	435,594

Total	2,195,951	2,304,711

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Financial risks
(1) Financial risk management policy
Toyota is exposed to various risks such as credit risk, liquidity risk and, market risk (foreign currency risk, interest rate risk, commodity price fluctuation risk and stock price fluctuation risk). To hedge market risk, Toyota also uses derivative financial instruments including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options. With respect to the execution and management of derivative transactions, Toyota follows company regulations that set out transaction authority, and it is a policy not to conduct speculative transactions using derivative financial instruments.
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
(2) Credit risk
Receivables related to financial services are exposed to credit risk. The risk arises from the failure of customers or dealers to meet the terms of their contracts with Toyota or otherwise fail to perform as agreed. Toyota manages its credit risk by defining risk management methods and management systems for specific risks in accordance with the regulations on risk management. Based on such regulations, Toyota mitigates credit risk through periodical monitoring of customers’ credit status and undertaking the maturity control and account balance control, while detecting promptly any doubtful accounts caused by deterioration in the financial conditions.
Please see Note 3 “Allowance for credit losses on finance receivables” about measuring method of the expected credit losses on receivables related to financial services.
The carrying amount after impairment of financial assets presented in the consolidated financial statements, as well as guarantee obligations and loan commitments that are set forth in the notes to the consolidated financial statements, are the maximum exposure to the credit risk of Toyota’s financial assets that do not take into account the value of the acquired collateral. The allowance for credit exposures of loan commitments and financial agreements is measured in the same way that the allowance for retail receivables is measured.
Retail receivables and financial lease receivables are being secured by vehicles as collateral. Wholesale receivables and other dealer loans are secured by placing appropriate property as collateral. During the reporting period, there is no change in the policy regarding collateral.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The net changes in the allowance for credit losses relating to the retail receivables are as follows:

	Yen in millions
	For the year ended March 31, 2024
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Allowance for credit loss at beginning of year	95,720	124,867	54,284	274,871
Provision for credit loss, net of reversal	34,386	64,742	142,299	241,427
Charge-offs	—	—	(150,458)	(150,458)
Other	(19,062)	(41,819)	31,193	(29,688)

Allowance for credit loss at end of year	111,044	147,790	77,318	336,152

	Yen in millions
	For the year ended March 31, 2025
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Allowance for credit loss at beginning of year	111,044	147,790	77,318	336,152
Provision for credit loss, net of reversal	36,053	59,305	181,769	277,127
Charge-offs	—	—	(189,044)	(189,044)
Other	(29,265)	(56,209)	17,543	(67,931)

Allowance for credit loss at end of year	117,832	150,885	87,587	356,304

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2025
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Current	25,114,478	1,335,387	12,067	26,461,932
Past due less than 90 days	306,022	658,638	20,028	984,689
Past due 90 days or more	—	16	191,385	191,401

Total	25,420,500	1,994,041	223,481	27,638,021

The net changes in the allowance for credit losses relating to the finance lease receivables are as follows:

	Yen in millions
	For the years ended March 31,
	2024	2025
Allowance for credit loss at beginning of year	36,920	46,909
Provision for credit loss, net of reversal	23,617	31,539
Charge-offs	(7,676)	(10,311)
Other	(5,952)	(11,417)

Allowance for credit loss at end of year	46,909	56,721

“Other” primarily includes reversal of allowance for credit loss due to the collection of finance lease receivables.
The table below shows the finance lease receivables segregated into aging categories based on the numbers of the days outstanding:

	Yen in millions
	March 31,
	2024	2025
Current	3,057,602	3,340,414
Past due less than 90 days	60,316	67,627
Past due 90 days or more	25,506	29,928

Total	3,143,424	3,437,970

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the net movement of the allowance for credit losses on wholesale receivables and other dealer loans.

	Yen in millions
	For the year ended March 31, 2024
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Allowance for credit loss at beginning of year	14,640	4,582	5,399	24,622
Provision for credit loss, net of reversal	6,362	2,539	1,130	10,031
Charge-offs	—	—	(204)	(204)
Other	(3,521)	(1,191)	1,475	(3,236)

Allowance for credit loss at end of year	17,481	5,931	7,801	31,213

	Yen in millions
	For the year ended March 31, 2025
	Expected credit loss for 12 months	Expected credit loss for the entire period		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Allowance for credit loss at beginning of year	17,481	5,931	7,801	31,213
Provision for credit loss, net of reversal	10,856	3,746	1,448	16,050
Charge-offs	—	—	(698)	(698)
Other	(3,641)	(2,658)	(2,475)	(8,774)

Allowance for credit loss at end of year	24,697	7,018	6,076	37,791

“Other” primarily includes reversal of allowance for credit loss due to the collection of wholesale receivables and other dealer loans.
Toyota charges off the credit - impaired finance receivables when Toyota considers that all or part of it will not be collected. The amount of receivables related to financial services which has been charged off but subject to ongoing collection activity was not significant for the years ended March 31, 2024 and 2025.
The balances of the wholesale receivables and other dealer loan receivables portfolios by credit status, as well as loan commitments and financial guarantee contracts, as of March 31, 2024 and 2025 are as follows.
The wholesale and other dealer loan receivables portfolio segment is segregated into the following credit qualities below based on internal risk assessments by dealers.
Performing: Account not classified as either Credit Watch, At Risk or Default
Credit Watch: Account designated for elevated attention
At Risk: Account where there is an increased likelihood that default may exist based on qualitative and quantitative factors

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Default: Account is not currently meeting contractual obligations, or we have temporarily waived certain contractual requirements

	Yen in millions
	March 31, 2024
	Expected credit loss for 12 months	Lifetime expected credit loss
		Financial receivable not credit-impaired	Credit-impaired financial receivable	Total
Wholesale and other dealer loan
Performing	4,741,270	—	—	4,741,270
Credit Watch	61,078	132,721	—	193,799
At Risk	—	45,231	4,258	49,489
Default	—	—	21,209	21,209
Loan commitments	11,129,604	115,327	781	11,245,712
Financial guarantee contracts	3,200,368	36,964	—	3,237,333

Total	19,132,321	330,243	26,247	19,488,811

	Yen in millions
	March 31, 2025
	Expected credit loss for 12 months	Lifetime expected credit loss
		Financial receivable not credit-impaired	Credit-impaired financial receivable	Total
Wholesale and other dealer loan
Performing	4,478,021	—	—	4,478,021
Credit Watch	213,400	143,979	—	357,379
At Risk	—	54,774	2,003	56,776
Default	—	—	10,360	10,360
Loan commitments	10,288,422	188,448	1,024	10,477,894
Financial guarantee contracts	2,234,393	24,001	—	2,258,395

Total	17,214,236	411,202	13,387	17,638,825

For the year ended March 31, 2024 and 2025, the amount of finance receivables the terms of which were modified due to deterioration in credit conditions was not significant for any portfolio of finance receivables, and the amount of payment defaults on finance receivables so modified were not significant for any portfolio of such receivables.
(3) Liquidity risk
To secure cash on hand necessary for carrying out operations, Toyota appropriately borrows from financial institutions and issues corporate bonds and medium-term notes or commercial paper, and there is a risk of failing to execute the payment on due date because of deterioration of fund procurement environment etc.
Toyota manages liquidity risk by monitoring the fund demand of each group company as appropriate, preparing a monthly-based funding plan, and comparing it with the daily cash flow. In addition to holding sufficient cash and cash equivalents in order to secure liquidity and stability of funds, to prepare for emergency situations such as sudden fund demand and market liquidity deterioration, a commitment line has been set up.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts of
non-derivative
financial liabilities and derivative financial liabilities by a remaining contract maturity period are as follows:
As of March 31, 2024

	Yen in millions
			Maturities
	Book value	Contractual cash flows	Within 1 year	Between 1 and 3 years	Between 3 and 5 years	Later than 5 years

Non-derivative financial liabilities
Short-term debt	1,387,832	(1,398,947)	(1,398,947)	—	—	—
Commercial paper	4,100,127	(4,222,660)	(4,222,660)	—	—	—
Long-term debt	30,611,253	(33,286,908)	(10,862,374)	(13,051,900)	(6,770,969)	(2,601,665)
Lease liabilities	462,568	(517,763)	(83,145)	(115,664)	(74,847)	(244,107)

Total	36,561,780	(39,426,278)	(16,567,126)	(13,167,564)	(6,845,816)	(2,845,772)

Derivative financial liabilities
Interest derivative	238,503	(237,685)	(74,298)	(103,424)	(54,923)	(5,040)
Currency derivative
In	—	1,127,763	150,390	433,343	362,638	181,391
Out	193,686	(1,370,175)	(222,251)	(519,535)	(427,529)	(200,860)

Total	432,189	(480,098)	(146,158)	(189,617)	(119,815)	(24,508)

Total	36,993,969	(39,906,376)	(16,713,284)	(13,357,180)	(6,965,631)	(2,870,280)

As of March 31, 2025
	Yen in millions
			Maturities
	Book value	Contractual cash flows	Within 1 year	Between 1 and 3 years	Between 3 and 5 years	Later than 5 years

Non-derivative financial liabilities
Short-term debt	1,552,166	(1,565,387)	(1,565,387)	—	—	—
Commercial paper	3,912,303	(4,012,371)	(4,012,371)	—	—	—
Long-term debt	32,795,058	(35,293,975)	(11,209,068)	(15,485,265)	(6,190,498)	(2,409,143)
Lease liabilities	533,351	(630,013)	(102,412)	(159,500)	(94,354)	(273,747)

Total	38,792,879	(41,501,746)	(16,889,239)	(15,644,764)	(6,284,852)	(2,682,891)

Derivative financial liabilities
Interest derivative	196,389	(220,341)	(83,505)	(108,063)	(22,712)	(6,061)
Currency derivative
In	—	1,047,528	73,959	759,648	66,990	146,931
Out	123,493	(1,196,751)	(130,116)	(840,065)	(74,389)	(152,181)

Total	319,881	(369,564)	(139,663)	(188,480)	(30,111)	(11,311)

Total	39,112,760	(41,871,310)	(17,028,902)	(15,833,244)	(6,314,963)	(2,694,201)

As described above, Toyota raises funds through the issuance of corporate bonds and medium-term notes, and commercial paper. These funding mechanisms comply with the regulations of each respective country, and Toyota qualifies as an eligible issuer. Depending on the individual debt registration statement, this allows us to issue medium-term notes without a predetermined issuance limit, or to raise funds within a specified issuance limit.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The unused amount of funding with established issuance limits is as follows:

	Yen in millions
	March 31,
	2024	2025
Corporate bonds and medium-term notes	6,477,572	6,011,789
Commercial paper	1,241,053	1,241,283

Total	7,718,625	7,253,072

As of March 31, 2024 and 2025, Toyota has unused amounts of commitment lines from financial institutions of ¥5,507,761 million and ¥5,503,689 million, respectively.
As of March 31, 2024 and 2025, the balance of credit limits and other non-contractual
credit facilities with major banks is ¥47,000 million and ¥53,000 million, respectively.
(4) Foreign exchange risk
Toyota is subject to foreign currency exposure through transactions in foreign currencies related to purchases, sales and financing activities associated with conducting business worldwide. Toyota is exposed to fluctuation risks related to future profitability or assets and liabilities regarding operating cash flows denominated in foreign currencies and various financial instruments. The most significant foreign currency exposure is primarily caused by the U.S. dollar and the euro.
Toyota uses derivative financial instruments including foreign exchange forward contracts, foreign currency options, interest rate currency swap agreements, and others, to manage the exposure to foreign currency exchange rate fluctuations.
Toyota uses
Value-at-risk
analysis measurement (“VaR”) to assess the risk of exchange rate fluctuation. Potential impact of pre-tax
cash flows on
VaR-integrated
foreign currency positions (including derivatives) for the years ended March 31, 2024 and 2025 is as follows:

	Yen in millions
	VaR
	Year-end	Average	Maximum	Minimum
For the year ended March 31, 2024	411,300	403,025	413,800	389,000
For the year ended March 31, 2025	465,300	441,800	465,300	408,500
The Monte Carlo simulation method is used for Toyota’s VaR measurement, and measurement is based on a 95% confidence interval and a ten-day
holding period.
(5) Interest rate risk
In the course of conducting business activities, Toyota is exposed to interest rate risk due to fluctuation in market interest rates as it procures and invests funds necessary for working capital and capital investment. To maintain a desirable level of exposure related to interest rate fluctuation risk and minimize interest expense, Toyota conducts various financial instruments transactions.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sensitivity analysis of Toyota’s interest rate risk associated with holding financial instruments if the interest rate increases by 1% is as follows. In this analysis, all other variables are assumed to be constant.

	Yen in millions
	For the years ended March 31,
	2024	2025
Impact on income before income taxes	(49,799)	(104,706)
Impact on other comprehensive income, before tax effect	(221,420)	(235,959)
(6) Market price fluctuation risk
Toyota is exposed to risks arising from increased costs due to commodity price fluctuations, such as iron and steel, precious metals and non-ferrous
alloys used in the manufacture of automobiles. Toyota controls the price risk associated with the purchase of those commodities by maintaining inventory at the minimum level.
Toyota is exposed to stock price fluctuation risk because it owns shares of companies that have business relationships mainly for promoting smooth business activities. Toyota periodically reviews the fair values and financial situations of the business partner companies and, taking into consideration the relationship with them, continually reviews the holding status. The impact on other comprehensive income, before tax effect when the declared price of equity financial assets (shares) in active markets changes by 10% for the year ended March 31, 2024, and 2025 is ¥364,120 million and ¥305,475 million, respectively.
20. Derivative financial instruments
(1) Undesignated derivative financial instruments
Toyota uses derivative financial instruments including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage mainly its exposures to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and Toyota is unable to or has elected not to apply hedge accounting. Toyota does not use derivatives for speculation or trading.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Fair value and gain and losses of derivatives
The fair values of the derivatives as of March 31, 2024 and 2025 are as follows:

	Yen in millions
	March 31,
	2024	2025
Derivative assets
Derivative financial instruments not designated as hedging instruments:
Interest rate and currency swap
Current assets
- Other financial assets	180,657	118,941
Non-current assets
- Other financial assets	355,245	276,647

Total	535,901	395,588

Foreign exchange forward, option and other contracts
Current assets
- Other financial assets	17,006	62,945
Non-current assets
- Other financial assets	14	24,845

Total	17,019	87,790

Total derivative assets	552,921	483,378

	Yen in millions
	March 31,
	2024	2025
Derivative financial liabilities
Derivative financial instruments not designated as hedging instruments:
Interest rate and currency swap
Current liabilities
- Other financial liabilities	(91,120)	(60,584)
Non-current liabilities
- Other financial liabilities	(286,396)	(243,087)

Total	(377,516)	(303,670)

Foreign exchange forward, option and other contracts
Current liabilities
- Other financial liabilities	(54,086)	(14,711)
Non-current liabilities
- Other financial liabilities	(588)	(1,500)

Total	(54,673)	(16,211)

Total derivative liabilities	(432,189)	(319,881)

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of underlying notional of derivatives as of March 31, 2024 and 2025 are as follows:

	Yen in millions
	March 31,
	2024	2025
Derivative financial instruments not designated as hedging instruments:
Interest rate and currency swap	31,825,306	32,257,298
Foreign exchange forward, option and other contracts	4,217,529	5,492,347

Total	36,042,835	37,749,645

Undesignated derivative financial instruments are used to manage mainly economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.
The gain (loss) on derivative transactions as of March 31, 2023, 2024 and 2025 were ¥(129,782) million, ¥(267,190) million and ¥(80,831) million, respectively. The amounts are included in cost of financial services and foreign exchange gain (loss), net.
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
The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of March 31, 2024 and 2025 is ¥13,166 million and ¥20,213 million, respectively. The aggregate fair value amount of assets that are already posted as cash collateral as of March 31, 2024 and 2025 is ¥98,840 million and ¥87,644 million, respectively. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥20,213 million as of March 31, 2025. See Note 22 for details.
21. Fair value measurements
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
(iv) Other financial assets -
(Public and corporate bonds)
Public and corporate bonds include government bonds. Japanese bonds and foreign bonds, including U.S., European and other bonds, represent 29% and 71% (as of March 31, 2024) and 32% and 68% (as of March 31, 2025) of public and corporate bonds, respectively. Toyota primarily uses quoted market prices for identical assets to measure the fair value of these securities.
(Stocks)
Listed stocks on the Japanese stock markets represent 85% (as of March 31, 2024) and 79% (as of March 31, 2025) of stocks that Toyota holds. Toyota primarily uses quoted market prices for identical assets to measure fair value of these securities. Therefore, stocks with an active market are classified as Level 1.
Fair value of stocks with no active market is measured by using the market approach or other appropriate methods. Therefore, stocks with no active market are classified as Level 3.
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
(Investment trusts)

Marketable investment trusts are measured using market prices. Therefore, marketable investment trusts are classified as Level 1. Other investment trusts are calculated based on the quoted price obtained from the financial institutions with which Toyota has transactions. Therefore, other investment trusts are classified as Level 2.
(v) Derivative financial instruments -
Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options primarily to manage its exposures to fluctuations in interest rates and foreign currency exchange rates. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified as Level 2. In other certain cases when market data are not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified as Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance
risk, using such as credit default probabilities.
(vi) Short-term and long-term debt -
The fair values of short-term and long-term debt including the current portion, except for certain secured loans provided by securitization transactions using special-purpose entities (“Loans Based on Securitization”), are estimated based on the discounted amounts of future cash flows using Toyota’s current borrowing rates for similar liabilities. As these inputs are observable, the fair value of these debts is classified as Level 2.
The fair values of certain Loans Based on Securitization are primarily estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. In cases where these valuations utilize unobservable inputs, the fair value of the Loans Based on Securitization is classified as Level 3.

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

	Yen in millions
	March 31, 2024
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	105,367	106,169	10,208	221,743
Stocks	—	—	212,393	212,393
Investment trusts	288,071	265,103	—	553,174
Derivative financial instruments	—	552,921	—	552,921

Total	393,438	924,193	222,601	1,540,232

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	4,245,238	4,013,583	20,962	8,279,783
Stocks	3,641,197	—	188,696	3,829,893
Other	11,537	—	—	11,537

Total	7,897,972	4,013,583	209,658	12,121,213

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(432,189)	—	(432,189)

Total	—	(432,189)	—	(432,189)

	Yen in millions
	March 31, 2025
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds . . . . . . .	110,516	110,488	10,710	231,713
Stocks . . . . . . . . . . . . . . . . . . . . . . . .	—	—	46,215	46,215
Investment trusts	286,799	331,429	—	618,228
Derivative financial instruments . . .	—	458,579	24,800	483,378

Total . . . . . . . . . . . . . . . . . . . .	397,315	900,495	81,724	1,379,534

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds . . . . . . .	4,487,174	4,571,862	19,401	9,078,437
Stocks . . . . . . . . . . . . . . . . . . . . . . . .	3,054,754	—	192,131	3,246,885
Other . . . . . . . . . . . . . . . . . . . . . . . .	10,947	—	—	10,947

Total . . . . . . . . . . . . . . . . . . . .	7,552,875	4,571,862	211,532	12,336,269

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments . . .	—	(319,881)	—	(319,881)

Total . . . . . . . . . . . . . . . . . . . .	—	(319,881)	—	(319,881)

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4) Changes in financial instruments classified as Level 3 and measured at fair value on recurring basis
The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended March 31, 2024 and 2025:

	Yen in millions
	For the year ended March 31, 2024
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	33,332	367,274	—	400,606
Total gains (losses)
Net income (loss)	28	22,254	—	22,282
Other comprehensive income (loss)	—	(6,803)	—	(6,803)
Purchases and issuances	4,910	27,768	—	32,678
Sales and settlements	(6,155)	(971)	—	(7,126)
Transfer to (from) Level 3	21	—	—	21
Others	(967)	(8,432)	—	(9,399)

Balance at end of year	31,170	401,089	—	432,259

Unrealized gains or losses included in profit or loss on assets held at March 31	(40)	22,254	—	22,214

Total	(40)	22,254	—	22,214

	Yen in millions
	For the year ended March 31, 2025
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year . . . . . . . . . . .	31,170	401,089	—	432,259
Total gains (losses)
Net income (loss) . . . . . . . . . . . . . . . . .	(8)	(87,665)	24,800	(62,873)
Other comprehensive income (loss) . . .	—	(40,717)	—	(40,717)
Purchases and issuances . . . . . . . . . . . . . .	9,572	36,330	—	45,902
Sales and settlements . . . . . . . . . . . . . . . .	(9,210)	(1,035)	—	(10,245)
Transfer to (from) Level 3 . . . . . . . . . . . .	(3,125)	(77,884)	—	(81,009)
Others . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1,711	8,228	—	9,939

Balance at end of year . . . . . . . . . . . . . . .	30,111	238,346	24,800	293,257

Unrealized gains or losses included in profit or loss on assets held at March 31 . .	(76)	(87,665)	—	(87,741)

Total . . . . . . . . . . . . . . . . . . . . . . .	(76)	(87,665)	—	(87,741)

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Others” includes foreign currency translation adjustments for the year ended March 31, 2024 and 2025.
Transfer from Level 3 of stocks recognized in the year ended March 31, 2025 is due to the listing of investees.
(5) Financial assets and liabilities measured at amortized cost
The following table summarizes the carrying amount and the fair value of financial assets and liabilities measured on an amortized cost basis:

	Yen in millions
	March 31, 2024
		Fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Receivables related to financial services	31,694,359	—	—	31,787,879	31,787,879
Interest-bearing liabilities
Long-term debt (Including current portion)	30,611,253	—	23,941,863	6,261,858	30,203,722

	Yen in millions
	March 31, 2025
		Fair value
	Carrying amount	Level 1	Level 2	Level 3	Total
Receivables related to financial services	33,625,035	—	—	34,004,152	34,004,152
Interest-bearing liabilities
Long-term debt (Including current portion)	32,795,058	—	25,706,416	6,972,698	32,679,114
Of financial assets and liabilities that are measured on an amortized cost basis, those with carrying values that app rox
imate fair value are excluded from the table above.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2025
	Gross amounts of recognized financial assets and financial liabilities	Amounts not offset		Net amount
		Financial instruments	Collateral of financial instruments
Other financial assets Derivatives	483,378	(131,836)	(67,495)	284,046
Other financial liabilities Derivatives	319,881	(131,836)	(73,689)	114,356
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
(2) Defined benefit obligations and plan assets
The changes in present value of defined benefit obligations and fair value of plan assets are as follows:

	Yen in millions
	For the years ended March 31,
	2024		2025
	Japanese plans	Foreign plans	Japanese plans	Foreign plans

Present value of defined benefit obligations:
Benefit obligations at beginning of year	1,964,655	1,423,263	1,898,339	1,651,016
Current service cost	80,133	45,581	76,758	49,225
Interest cost	21,666	73,014	26,290	81,411
Remeasurements:
Changes in demographic assumptions	850	1,337	(3,635)	68
Changes in financial assumptions	(74,816)	(16,818)	(181,128)	(48,712)
Other	(2,926)	2,222	(385)	(15,579)
Past service cost	418	(18)	(184)	(3,027)
Plan participants’ contributions	1,143	3,835	1,065	4,355
Benefits paid	(90,283)	(64,789)	(86,871)	(76,204)
Effect of changes in exchange rates and other	(2,501)	183,389	(696)	(20,499)

Benefit obligations at end of year	1,898,339	1,651,016	1,729,554	1,622,053

Fair value of plan assets:
Plan assets at beginning of year	1,840,586	1,109,394	2,128,476	1,284,918
Interest income	21,377	73,033	29,462	57,149
Remeasurement
Actual return on plan assets, excluding interest income	266,101	(30,407)	(66,135)	(33,874)
Employer contributions	47,459	18,252	35,669	19,016
Plan participants’ contributions	1,143	3,835	1,065	4,355
Benefits paid	(47,610)	(34,845)	(47,528)	(42,023)
Effect of changes in exchange rates and other	(579)	145,656	—	(18,305)

Plan assets at end of year	2,128,476	1,284,918	2,081,009	1,271,236

The impact of minimum funding requirement and asset ceiling	268,228	—	572,107	—

Net defined benefit liability (asset)	38,092	366,098	220,652	350,817

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The funded defined benefit obligations and the unfunded defined benefit obligations are as follows:

	Yen in millions
	March 31,
	2024		2025
	Japanese plans	Foreign plans	Japanese plans	Foreign plans

Funded defined benefit obligations	1,415,507	1,250,773	1,265,948	1,225,195
Plan assets	(2,128,476)	(1,284,918)	(2,081,009)	(1,271,236)
The impact of minimum funding requirement and asset ceiling	268,228	—	572,107	—

Subtotal	(444,741)	(34,145)	(242,954)	(46,040)

Unfunded defined benefit obligations	482,833	400,243	463,606	396,857

Total	38,092	366,098	220,652	350,817

The net defined benefit liability (asset) recognized in the consolidated statement of financial position are comprised of the following:

	Yen in millions
	March 31,
	2024		2025
	Japanese plans	Foreign plans	Japanese plans	Foreign plans

Retirement benefit liabilities	597,641	480,320	562,375	457,193
Other non-current assets (Retirement benefit assets)	(559,550)	(114,222)	(341,723)	(106,376)

Net amount recognized	38,092	366,098	220,652	350,817

The weighted average duration of defined benefit obligations are as follows:

	March 31,
	2024		2025
	Japanese plans	Foreign plans	Japanese plans	Foreign plans

Weighted average duration of defined benefit obligations	17.1years	13.7years	16.9years	13.1years
(3) The major items of actuarial assumption
The weighted-average discount rates used to determine the present value of defined benefit obligations are as follows:

	March 31,
	2024		2025
	Japanese plans	Foreign plans	Japanese plans	Foreign plans

Discount rate	1.4%	5.2%	2.2%	5.4%

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4) Fair value of plan assets
Toyota’s policy and objective for plan asset management is to maximize returns on plan assets to meet future benefit payment requirements under risks which Toyota considers permissible. Asset allocations under the plan asset management are determined based on plan asset management policies of each plan which are established to achieve the optimized asset compositions in terms of the long-term overall plan asset management. When actual allocations are not in line with target allocations, Toyota rebalances its investments in accordance with the policies. Prior to making individual investments, Toyota performs in-depth
assessments of corresponding factors including category of products, industry type, currencies and liquidity of each potential investment under consideration to mitigate concentrations of risks such as market risk and foreign currency exchange rate risk. To assess performance of the investments, Toyota establishes benchmark return rates for each individual investment, combines these individual benchmark rates based on the asset composition ratios within each asset category, and compares the combined rates with the corresponding actual return rates on each asset category.
The following table summarizes the fair value of classes of plan assets.

	Yen in millions
	March 31, 2024
	Japanese plans			Foreign plans
	Quoted prices in active markets		Total	Quoted prices in active markets		Total
	Available	Not available		Available	Not available
Stocks	604,210	—	604,210	151,669	—	151,669
Government bonds	135,912	3	135,915	278,982	—	278,982
Bonds (other)	—	92,568	92,568	—	271,917	271,917
Commingled funds	—	521,388	521,388	—	399,742	399,742
Insurance contracts	—	236,216	236,216	—	—	—
Other	288,891	249,288	538,180	17,899	164,708	182,607

Total	1,029,013	1,099,463	2,128,476	448,550	836,367	1,284,918

	Yen in millions
	March 31, 2025
	Japanese plans			Foreign plans
	Quoted prices in active markets		Total	Quoted prices in active markets		Total
	Available	Not available		Available	Not available
Stocks . . . . . . . . . . . . . . . . . . . . . .	375,443	—	375,443	128,908	—	128,908
Government bonds . . . . . . . . . . . .	239,849	—	239,849	301,955	—	301,955
Bonds (other) . . . . . . . . . . . . . . . .	2,177	77,768	79,944	—	246,851	246,851
Commingled funds . . . . . . . . . . . .	—	500,917	500,917	—	398,380	398,380
Insurance contracts . . . . . . . . . . . .	—	224,694	224,694	—	—	—
Other . . . . . . . . . . . . . . . . . . . . . . .	400,852	259,310	660,162	44,066	151,076	195,142

Total . . . . . . . . . . . . . . . . . . .	1,018,321	1,062,688	2,081,009	474,929	796,306	1,271,236

“Other” consists of cash equivalents, other private placement investment funds and other assets.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) The impact of minimum funding requirement and asset ceiling
The impact of minimum funding requirement and asset ceiling is as follows:

	Yen in millions
	For the years ended March 31,
	2024		2025
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Beginning balance of the fiscal year	—	—	268,228	—
Interest income	—	—	4,694	—
Remeasurements:
Change in asset ceiling excluding interest income	268,228	—	299,185	—
Translation adjustments	—	—	—	—

Ending balance of the fiscal year	268,228	—	572,107	—

(6) The sensitivity analysis
The following table illustrates the effects on defined benefit obligations of the change in weighted-average discount rates, assuming all other assumptions are consistent.

	Yen in millions
	March 31,
	2024		2025
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
0.5% decrease	144,307	119,443	119,138	113,268
0.5% increase	(118,737)	(113,734)	(103,296)	(110,060)
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
In the following year (the year ending March 31, 2026), Toyota expects to contribute
¥33,651
million for Japanese plans and
¥16,454
million for foreign plans to the post-employment benefit plans.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
(9) Payroll expenses
Payroll expenses included in “Cost of products sold” and “Selling, general and administrative” in the consolidated statement of income (including expenses for post-employment benefit plans) for the years ended March 31, 2023, 2024 and 2025 are ¥3,985,518 million, ¥4,385,112 million and ¥4,794,497 million, respectively.
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
The net change in liabilities for quality assurance for the years ended March 31, 2023, 2024 and 2025 consist of the following:

	Yen in millions
	For the years ended March 31,
	2023	2024	2025
Liabilities for quality assurance at beginning of year	1,555,711	1,686,357	1,836,314
Additional provisions	400,419	489,967	689,804
Utilization	(229,623)	(340,872)	(550,006)
Reversals	(59,758)	(37,664)	(18,157)
Other	19,608	38,526	7,793

Liabilities for quality assurance at end of year	1,686,357	1,836,314	1,965,748

“Other” primarily includes the impact of currency translation adjustments and the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the net changes in liabilities for recalls and other safety measures which are comprised in liabilities for quality assurance above for the years ended March 31, 2023, 2024 and 2025.

	Yen in millions
	For the years ended March 31,
	2023	2024	2025
Liabilities for recalls and other safety measures at beginning of year	1,171,213	1,194,156	1,271,690
Additional provisions	231,874	288,278	317,414
Utilization	(178,124)	(188,902)	(349,387)
Reversals	(35,643)	(31,248)	(6,402)
Other	4,836	9,406	3,150

Liabilities for recalls and other safety measures at end of year	1,194,156	1,271,690	1,236,465

25. Equity and other equity items
(1) Equity management
Toyota will efficiently invest in maintenance and replacement of conventional manufacturing facilities and the introduction of new products, and will focus on capital investment and research and development in areas contributing to strengthening competitiveness and future growth. Through these activities, Toyota aims to improve corporate value and keep sustainable growth for realization of a new mobility society. Generally, Toyota Motor Corporation shareholder’s equity covers such activities, with additional short-term and long-term debt, if necessary.
The amount of Toyota Motor Corporation shareholder’s equity and short-term and long-term debt are as follows:

	Yen in millions
	March 31,
	2024	2025
Toyota Motor Corporation Shareholders’ equity	34,220,991	35,924,826
Short-term and long-term debt	36,561,780	38,792,879
(2) Number of shares
As of March 31, 2023, 2024 and 2025, the total number of authorized shares of TMC’s common stock was 50,000,000,000.
The changes in the shares of common stock issued are as follows:

	For the years ended March 31,
	2023	2024	2025
Common stock issued:
Balance at beginning of year	16,314,987,460	16,314,987,460	16,314,987,460
Changes during the year	—	—	(520,000,000)

Balance at end of year	16,314,987,460	16,314,987,460	15,794,987,460

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The common stock issued by TMC is a
no-parity
stock without any limitations on the content of the rights, and the issued stock is fully paid.
The total number of treasury stock was 2,749,807,731, 2,840,815,433 and 2,746,057,686 as of March 31, 2023, 2024 and 2025, respectively.
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
The amounts of statutory retained earnings of TMC available for dividend payments to shareholders were ¥16,723,895 million and ¥18,333,862 million as of March 31, 2024 and 2025, respectively. In accordance with customary practice in Japan, the distributions from surplus are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained.
Retained earnings at March 31, 2025 includes
¥3,751,118 million relating to equity in undistributed earnings of associates and joint ventures.
(4) Treasury stock
The repurchase, reissuance and retirement of treasury stock are as follows:
For the year ended March 31, 2023
Repurchase of treasury stock
1) Repurchasing of treasury stock resolved at the Board of Directors meeting held on March 23, 2022
Reason for repurchasing treasury stock -
The repurchase was made to promote capital efficiency through more flexible measures than before while comprehensively considering factors such as the price level of its common stock.
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
2) Repurchasing of treasury stock resolved at the Board of Directors meeting held on May 11, 2022 and November 1, 2022

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reason for repurchasing treasury stock -

The repurchase was made to promote capital efficiency through more flexible measures than before while comprehensively considering factors such as the price level of its common stock.
Details of matters relating to repurchase -

Number of common shares repurchased	169,429,000 shares
Total purchase price for repurchase of shares	¥335,685 million
For the year ended March 31, 2024
Repurchase of treasury stock
1) Repurchasing of treasury stock resolved at the Board of Directors meeting held on May 10, 2023
Reason for repurchasing treasury stock -
The repurchase was made to promote capital efficiency through more flexible measures than before while comprehensively considering factors such as the price level of its common stock.

Details of matters relating to repurchase -

Number of common shares repurchased	64,590,700 shares
Total purchase price for repurchase of shares	¥150,000 million
2) Repurchasing of treasury stock resolved at the Board of Directors meeting held on November 1, 2023
Reason for repurchasing treasury stock -
The repurchase was made to promote capital efficiency through more flexible measures than before while comprehensively considering factors such as the price level of its common stock.
Details of matters relating to repurchase -

Number of common shares repurchased	26,880,600 shares
Total purchase price for repurchase of shares	¥81,037 million
For the year ended March 31, 2025
Repurchase of treasury stock
1) Repurchasing of treasury stock resolved at the Board of Directors meeting held on November 1, 2023
Reason for repurchasing treasury stock -
The repurchase was made to promote capital efficiency through more flexible measures than before while comprehensively considering factors such as the price level of its common stock.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details of matters relating to repurchase -

Number of common shares repurchased	5,216,600 shares
Total purchase price for repurchase of shares	¥18,962 million
2) Repurchasing of treasury stock resolved at the Board of Directors meeting held on May 8, 2024 and September 24, 2024
Reason for repurchasing treasury stock -
The repurchase was made to promote capital efficiency through more flexible measures than before while comprehensively considering factors such as the price level of its common stock.
Details of matters relating to repurchase -

Number of common shares repurchased	420,633,175 shares
Total purchase price for repurchase of shares	¥1,160,051 million
Retirement of treasury stock
Retiring of treasury stock resolved at the Board of Directors meeting held on May 8, 2024
Reason for retiring treasury stock -
The retirement was made to relieve concerns regarding the dilution of TMC’s share value due to disposition of treasury stock in the future.
Details of matters relating to retirement -

Number of common shares retired	520,000,000 shares

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) Other components of equity
Other components of equity are as follows:

	Yen in millions
	Net changes in revaluation of financial assets measured at fair value through other comprehensive income	Remeasurements of defined benefit plans	Exchange differences on translating foreign operations	Total

Balance at April 1, 2022	1,134,671	—	1,068,583	2,203,254

Other comprehensive income, net of tax	(105,435)	82,020	851,129	827,713
Reclassification to retained earnings	(94,233)	(72,598)	—	(166,831)
Other comprehensive income for the period attributable to non-controlling interests	(1,300)	(9,422)	(17,219)	(27,941)

Balance at March 31, 2023	933,702	—	1,902,493	2,836,195

Other comprehensive income, net of tax	716,048	56,434	1,344,621	2,117,103
Reclassification to retained earnings	(341,709)	(45,625)	—	(387,334)
Other comprehensive income for the period attributable to non-controlling interests	(7,186)	(10,809)	(44,213)	(62,208)

Balance at March 31, 2024	1,300,855	—	3,202,901	4,503,756

Other comprehensive income, net of tax	44,731	(85,084)	(705,678)	(746,031)
Reclassification to retained earnings	(234,994)	94,635	—	(140,359)
Other comprehensive income for the period attributable to non-controlling interests	(1,153)	(9,551)	3,470	(7,233)

Balance at March 31, 2025	1,109,439	—	2,500,693	3,610,133

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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2025
	Before tax	Tax effect	After tax

Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Amount incurred during the year . . . . . . . . . . . . . . . .	153,164	(51,035)	102,129

Net changes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	153,164	(51,035)	102,129

Remeasurements of defined benefit plans
Amount incurred during the year . . . . . . . . . . . . . . . .	(154,517)	44,919	(109,598)

Net changes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(154,517)	44,919	(109,598)

Shares of other comprehensive income of equity method investees
Amount incurred during the year . . . . . . . . . . . . . . . .	(63,213)	—	(63,213)

Net changes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(63,213)	—	(63,213)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations
Amount incurred during the year . . . . . . . . . . . . . . . .	(40,479)	—	(40,479)
Reclassification to profit (loss) . . . . . . . . . . . . . . . . . .	(787,369)	—	(787,369)

Net changes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(827,848)	—	(827,848)

Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Amount incurred during the year . . . . . . . . . . . . . . . .	40,503	(9,485)	31,018
Reclassification to profit (loss) . . . . . . . . . . . . . . . . . .	189	(49)	140

Net changes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	40,693	(9,534)	31,158

Shares of other comprehensive income of equity method investees
Amount incurred during the year . . . . . . . . . . . . . . . .	127,022	—	127,022
Reclassification to profit (loss) . . . . . . . . . . . . . . . . . .	(5,682)	—	(5,682)

Net changes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	121,340	—	121,340

Total other comprehensive income . . . . . . . . . . . . . . . . . . .	(730,381)	(15,650)	(746,031)

The gain on the disposal of certain consolidated subsidiaries is reclassified from “Exchange differences on translating foreign operations” to “Foreign exchange gain (loss), net” in the consolidated statement of income for fiscal 2025.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(7) Dividends
The paid dividend amounts are as follows:
For the year ended March 31, 2023

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date

The Board of Directors Meeting on May 11, 2022	Common shares	385,792	28.00	March 31, 2022	May 27, 2022

The Board of Directors Meeting on November 1, 2022	Common shares	342,187	25.00	September 30, 2022	November 22, 2022
For the year ended March 31, 2024

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date

The Board of Directors Meeting on May 10, 2023	Common shares	474,781	35.00	March 31, 2023	May 26, 2023

The Board of Directors Meeting on November 1, 2023	Common shares	405,416	30.00	September 30, 2023	November 22, 2023
For the year ended March 31, 2025

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date

The Board of Directors Meeting on May 8, 2024	Common shares	606,338	45.00	March 31, 2024	May 24, 2024

The Board of Directors Meeting on November 6, 2024	Common shares	525,991	40.00	September 30, 2024	November 26, 2024

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividends of which record date falls within the year ended March 31, and effective date is after the year ended March 31 are as follows:
For the year ended March 31, 2025

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date

The Board of Directors Meeting on May 8, 2025	Common shares	652,446	50.00	March 31, 2025	May 26, 2025
26. Sales revenues
(1) Summary by business segments and products
The table below shows Toyota’s sales revenues from external customers by business and by product category.

	Yen in millions
	For the years ended March 31
	2023	2024	2025
Sales of products
Automotive
Vehicles	28,394,256	35,249,865	36,892,232
Parts and components for production	1,710,422	1,596,111	1,606,173
Parts and components for after service	2,866,196	3,166,586	3,423,389
Other	805,995	1,068,169	1,074,505

Total automotive	33,776,870	41,080,731	42,996,299
All other	590,749	567,399	602,578

Total sales of products	34,367,619	41,648,130	43,598,877
Financial services	2,786,679	3,447,195	4,437,827

Total sales revenues	37,154,298	45,095,325	48,036,704

The majority of sales of products are revenues recognized from contracts with customers under IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”), and receivables related to such revenues are recognized as “Trade accounts and other receivables”.
The breakdown of income from leases included in financial service revenues is as follows:

	Yen in millions
	For the years ended March 31,
	2023	2024	2025
Finance leases
Financial income related to net lease investment	164,820	208,257	258,835
Operating leases	1,169,018	1,207,719	1,350,051

Total	1,333,838	1,415,975	1,608,886

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial service revenues other than income from leases mainly consist of interest income using the effective interest method. The amount of interest income using the effective interest method is not significant.
For the years ended March 31, 2023, 2024 and 2025 ¥166,220 million, ¥187,035 million and ¥207,154 million of financial service revenues were accounted for under IFRS 15.
(2) Contract liabilities
Contract liabilities consist of the following:

	Yen in millions
	April 1, 2023	March 31,
		2024	2025
Contract liabilities	1,068,212	1,392,390	1,417,919
Contract liabilities are primarily related to advances received from customers. Contract liabilities are included in “Other current liabilities” and “Other non-current
liabilities” in the consolidated statement of financial position. For the year ended March 31, 2024 and 2025, the amounts transferred from contract liabilities at the beginning of the fiscal year to sales revenue were ¥577,917 million and ¥748,193 million, respectively.
(3) Performance obligations
The aggregate amounts of transaction prices allocated to unsatisfied performance obligations related to contracts that have original expected durations in excess of one year were ¥1,038,630 million and ¥1,156,410 million as of March 31, 2024 and 2025, respectively. The main contents of unsatisfied performance obligations are insurance revenues and maintenance revenues.
For insurance revenues, Toyota receives payment agreed upon in the contract at the inception of the contract, and revenue is recognized over the term of the contract, which ranges from three
to 120 months. As of March 31, 2024, the unsatisfied performance obligations related to insurance revenues were ¥433,218 million, and Toyota expected to recognize as revenue ¥125,303 million in fiscal 2025, and ¥307,914 million thereafter. As of March 31, 2025, the unsatisfied performance obligations related to insurance revenues were ¥463,707 million, and Toyota expects to recognize as revenue ¥135,282 million in fiscal 2026, and ¥328,425 million thereafter.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27. Research and development cost
Research and development costs consist of the following:

	Yen in millions
	For the years ended March 31,
	2023	2024	2025
Research and development expenditures incurred during the year	1,241,686	1,202,373	1,326,496
Amount capitalized	(181,634)	(124,788)	(111,546)
Amortization of capitalized development costs	164,512	160,686	162,068

Total	1,224,564	1,238,271	1,377,018

28. Other finance income and costs
Other finance income and costs consist of the following:

	Yen in millions
	For the years ended March 31,
	2023	2024	2025

Other finance income
Interest income
Financial assets measured at amortized cost	101,737	289,035	256,034
Financial assets measured at fair value through other comprehensive income	132,365	165,653	108,594
Dividend income
Financial assets measured at fair value through other comprehensive income	109,308	127,178	120,435
Other	35,939	165,370	71,637

Total	379,350	747,236	556,700

Other finance costs
Interest expense
Financial liabilities measured at amortized cost	(47,356)	(64,733)	(84,106)
Other	(77,757)	(38,975)	(106,605)

Total	(125,113)	(103,709)	(190,711)

“Other finance income—Other” primarily includes profit on sales of securities.
“Other finance costs—Other” primarily includes losses on securities revaluation.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29. Earnings per share
Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted-average common shares	Earnings per share attributable to Toyota Motor Corporation

For the year ended March 31, 2023
Net income attributable to Toyota Motor Corporation	2,451,318

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	2,451,318	13,658,382	179.47

For the year ended March 31, 2024
Net income attributable to Toyota Motor Corporation	4,944,933

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	4,944,933	13,512,848	365.94

For the year ended March 31, 2025
Net income attributable to Toyota Motor Corporation	4,765,086

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	4,765,086	13,252,456	359.56

The following table shows Toyota Motor Corporation shareholders’ equity per share. Toyota Motor Corporation shareholders’ equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders’ equity in the consolidated statement of financial position by common shares issued and outstanding at the end of the year (excluding treasury stock).

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation shareholders’ equity	Common shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share
As of March 31, 2024	34,220,991	13,474,172	2,539.75
As of March 31, 2025	35,924,826	13,048,930	2,753.09
“Diluted earnings per share attributable to Toyota Motor Corporation” equals “Basic earnings per share attributable to Toyota Motor Corporation” for the years ended March 31, 2023, 2024 and 2025, because there were no potential dilutive shares during such periods.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30. Contractual commitments and contingent liabilities
(1) Contractual commitments
Contractual commitments relating to purchase of property, plant and equipment, other assets, and services are ¥4,712,085 million and ¥3,807,743 million as of March 31, 2024 and 2025.
As part of Toyota’s normal business practices, Toyota enters into long-term arrangements with suppliers for purchases of certain raw materials, components and services. These arrangements may contain fixed/minimum quantity purchase requirements. If the purchase quantity does not meet the fixed or minimum quantity purchase requirements, Toyota may be obligated to compensate the supplier for the shortfall in the amount determined by the contract. Toyota enters into such arrangements to facilitate an adequate supply of these materials and services.
(2) Guarantees
Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and as of March 31, 2025, range from 1 month to 8 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make the required payment.
The maximum potential amounts of future payments are
¥3,310,990 million and ¥2,314,927 million as of March 31, 2024 and 2025. Liabilities for guarantees totaling ¥11,851 million and ¥8,917 million have been provided as of March 31, 2024 and 2025. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.
(3) Market treatment such as recalls, damages and lawsuits
Toyota and other automakers have been named in certain class actions relating to Takata airbag issues. The actions against Toyota in Brazil and Argentina are being litigated.
Toyota is named as a defendant in an economic loss class action lawsuit in Australia in which damages are claimed on the basis that diesel particulate filters in certain vehicle models are defective. Toyota received an unfavorable judgment in the court of first instance on April 7, 2022, in the appeal court on March 27, 2023, and in the High Court on November 6, 2024. The judgments included a finding that there was a perceived reduction in vehicle value of certain vehicle models. The High Court ordered that the case be remitted to the court of first instance for a re-assessment of reduction in vehicle value damages. Other claims of economic loss in this class action lawsuit continue to be litigated at the court of first instance. In estimating the provision Toyota should record in the consolidated financial statements as a result of the aforementioned judgments, Toyota has considered various factors including the legal and factual circumstances of the case, the contents of the judgement of the court of first instance, the Federal Court of Australia, and the High Court of Australia, and the views of legal counsel. The currently estimated probable economic outflow related to the class action is immaterial to Toyota’s consolidated financial position, results of operations and cash flows. At this stage, however, the final outcome and therefore ultimate financial liability for Toyota on account of this matter cannot be predicted with certainty.
In April 2020, Toyota reported possible anti-bribery violations related to a Thai subsidiary to the SEC and the Department of Justice (“DOJ”) and has been cooperating with these investigations. In June 2025, the DOJ informed Toyota that it has closed its investigation into the matter. Investigations by governmental authorities related to these matters could result in the imposition of penalties, fines or other sanctions, or litigation. Toyota cannot predict the scope, duration or outcome of these matters at this time.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2025, Toyota recorded
¥
281,140
million in costs and expenses related to legacy certification issues concerning vehicle engines of its subsidiary, Hino Motors. This amount covers costs associated with the potential resolution of legacy certification issues with U.S. authorities, the settlement of class action litigation in Canada and legal settlement in Australia, to the extent that Toyota can reasonably estimate them based on available information.
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
TMC has a concentration of labor supply in employees working under collective bargaining agreements and a substantial portion of these employees are working under the agreement that will expire on August 31, 2027.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Related to securitization transactions, ¥6,257,786 million and ¥7,280,835 million receivables related to financial services, ¥6,371,509 million and ¥7,486,241 million secured debt were included in Toyota’s consolidated financial statements as of March 31, 2024 and 2025, respectively.

(ii)	Unconsolidated structured entities
Other investment trusts and other special purpose entities are instructed based on contractual arrangements, and are designed so that voting or similar rights are not the dominant factor in deciding who controls the entities. The trusts and the special purpose entities are defined as structured entities but are determined that Toyota lacks the power to direct the activities of these investments that most significantly impact the trust’s economic performance and, therefore does not consolidate the investment trusts and the special purpose entities. Investments in the investment trusts and the special purpose entities are held at fair value and are included in “Other financial assets” in the consolidated statement of financial position. The maximum exposure to loss is limited to the carrying value of its investment. The carrying value of the trusts totaled ¥92,875 million and ¥167,038 million as of March 31, 2024 and 2025, respectively. The carrying value of the special purpose entities totaled ¥1,911,621 million and ¥2,517,967 million as of March 31, 2024 and 2025, respectively. Toyota does not provide support that is not contractually required to the investments.
32. Related party transactions
(1) Transactions with associates and joint ventures
The balances and turnover of receivables and payables with associates and joint ventures accounted for under the equity method are as follows:

	Yen in millions
	March 31,
	2024	2025
Trade accounts and other receivables
Associates	464,728	466,420
Joint ventures	145,077	79,251

Total	609,805	545,671

Trade accounts and other payables
Associates	1,423,147	1,576,129
Joint ventures	9,668	8,573

Total	1,432,815	1,584,702

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the years ended March 31,
	2023	2024	2025
Sales revenues
Associates	2,821,963	3,137,067	3,420,576
Joint ventures	722,278	662,202	622,056

Total	3,544,240	3,799,268	4,042,632

Cost of products sold (purchases)
Associates	9,891,804	12,426,770	12,889,776
Joint ventures	59,703	75,042	82,963

Total	9,951,507	12,501,811	12,972,740

Dividends from associates and joint ventures accounted for under the equity method are ¥460,008 million and ¥502,793 million for the years ended March 31, 2024 and 2025, respectively. In addition, Toyota does not engage in transactions with associates and joint ventures outside of the normal course of business.
(2) Compensation of key management
The compensation for the directors and audit & supervisory board members of TMC is as follows:

	Yen in millions
	For the years ended March 31,
	2023	2024	2025

Base compensation	1,226	1,107	1,425
Bonus	397	1,054	1,607
Share compensation	808	1,862	1,940

Total	2,430	4,024	4,972

33. Supplemental cash flow information
“Other, net” in cash flows from investing activities includes a net increase in time deposits of ¥1,395,707 million and a net increase in time deposits of ¥666,401 million for the year ended March 31, 2024 and 2025, respectively.
34. Significant subsequent events
Review of capital relationship with Toyota Industries -
Toyota determined, by way of a written resolution in lieu of a resolution of its board of directors as of June 3, 2025, to execute a master agreement with Toyota Fudosan Co., Ltd. (“Toyota Fudosan”) relating to such matters as: (i) Toyota selling its shares of common stock in Toyota Industries Corporation (“Toyota Industries”), which is an equity-method affiliated company of Toyota, (ii) Toyota subscribing for shares of preferred stock to be issued in a third-party allotment by a stock company to be established by Toyota Fudosan (the “Offeror’s Parent Company”), and (iii) Toyota conducting a tender offer for its own shares (the series of transactions set out in the master agreement, the “Transactions”). Toyota entered into said master agreement as of the same date.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Purpose and outline of the Transactions
A stock company, whose issued shares is expected to all be held by the Offeror’s Parent Company, is expected to conduct a tender offer for the shares of Toyota Industries (the “Tender Offer for Toyota Industries Shares”). As a means of providing financial assistance therefor, during the period from the successful completion of the Tender Offer for Toyota Industries Shares to the time of settlement of the Tender Offer for Toyota Industries Shares, Toyota plans to subscribe for shares of preferred stock (non-voting class shares with no conversion rights to common shares) to be issued by the Offeror’s Parent Company a third-party allotment (the “Preferred Shares Contribution”) (Note). Furthermore, after the completion of a series of procedures aimed at taking the shares of Toyota Industries private, including the Tender Offer for Toyota Industries Shares, Toyota plans to sell all of the 74,100,604 shares in Toyota Industries held by Toyota through a share repurchase to be conducted by Toyota Industries, and the estimated value of these shares as of March 31, 2025 derived from the equity method is ¥670,584 million. Therefore, as a result of the sale of the shares of Toyota Industries by Toyota, Toyota Industries is expected to become a consolidated subsidiary of Toyota Fudosan, which is an equity-method affiliated company of Toyota. After the successful completion of the Tender Offer for Toyota Industries Shares and settlement thereof, Toyota plans to also conduct a tender offer for its own shares aimed at purchasing 1,192,330,920 shares of Toyota’s common stock held by Toyota Industries.
Note : The amount of the Preferred Shares Contribution is expected to be ¥706.0 billion.
Share repurchase, tender offer for own shares, and cancellation of treasury shares
Toyota determined, by way of a written resolution in lieu of a resolution of its board of directors as of June 3, 2025, that it plans to conduct a share repurchase, and a tender offer for its own shares (the “Tender Offer for Own Shares”) as the specific method for such repurchase, pursuant to Article 156 of the Companies Act, as applied by replacing certain terms under Article 165, Paragraph 3 of the same Act.
In addition, by way of the written resolution above, Toyota determined matters pertaining to the share repurchase through the Tender Offer for Own Shares, and also determined to cancel its treasury shares under Article 178 of the Companies Act.
If the number of shares tendered in the Tender Offer for Own Shares exceeds the number of shares Toyota intends to purchase, as a result of the subsequent adjustment to the unit numbers on a pro rata basis, the number of shares subject to the repurchase may exceed the number of shares Toyota intends to purchase. Therefore, the maximum number of shares to be purchased will be set at 1,192,331,020 shares, which is the number of shares Toyota intends to purchase plus one unit of shares (100 shares), and in the event of the successful completion and settlement of the Tender Offer for Toyota Industries Shares, Toyota plans to implement the Tender Offer for Own Shares as soon as practicable thereafter, subject to the resolution of the board of directors of Toyota to implement the Tender Offer for Own Shares. As of today, Toyota plans to commence the Tender Offer for Own Shares on or around the middle of January 2026.
Toyota plans to cancel 1,200,000,000 shares on the last day of the quarter in which the settlement of the Tender Offer for Own Shares is completed.
Concluded a definitive agreement for the business integration of MFTBC and Hino -
On June 10, 2025, Toyota, Daimler Truck AG, Mitsubishi Fuso Truck and Bus Corporation (“MFTBC”) and Hino concluded a definitive agreement for the business integration of MFTBC and Hino. Hino is expected to cease being a consolidated subsidiary of Toyota as of the effective date of this business integration (scheduled for April 1, 2026). However, management is currently evaluating the impact of this business integration on Toyota’s consolidated financial statements.

ITEM 19. EXHIBITS

Index to Exhibit

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation)

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation) (incorporated by reference to Exhibit 2.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2021, filed with the SEC on June 24, 2021 (file no. 001-14948))

2.2	Form of Amended and Restated Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 to Toyota’s Registration Statement on Form F-6, filed with the SEC on September 21, 2021 (file no. 333-259683))

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)

2.4	Description of Toyota’s Common Stock (incorporated by reference to “Item 10.B. Memorandum and Articles of Incorporation” of this annual report)

2.5	Description of Toyota’s American Depositary Shares (incorporated by reference to Exhibit 2.5 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022, filed with the SEC on June 23, 2022 (file no. 001-14948))

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its members of the Board of Directors and operating officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation) (incorporated by reference to Exhibit 11.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2021, filed with the SEC on June 24, 2021 (file no. 001-14948))

12.1	Certifications of the Registrant’s President and Member of the Board, as well as Member of the Board, pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s President and Member of the Board, as well as Member of the Board, pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

19.1	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 19.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on June 25, 2024 (file no. 001-14948))

97.1	Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on June 25, 2024 (file no. 001-14948))

101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the registrant’s Annual Report on Form 20-F for the year ended March 31, 2025, has been formatted in Inline XBRL

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ Masahiro Yamamoto
Name:	Masahiro Yamamoto
Title:	Chief Officer, Accounting Group

Date: June 18, 2025